Form 20-F
period 1996-03-31
SONY CORP
filed 1996-09-25
CIK 313838

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                 F O R M 2 0 - F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF l934

                    For the fiscal year ended March 31, l996

                          Commission file number 1-6439

                              SONY KABUSHIKI KAISHA
             (Exact name of registrant as specified in its charter)

                                SONY CORPORATION
                 (Translation of registrant's name into English)

                                      JAPAN
                 (Jurisdiction of incorporation or organization)

                7-35, KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO
                                   141, JAPAN
                    (Address of principal executive offices)

         Securities registered pursuant to Section 12(b) of the Act.

         Title of each class                         Name of each exchange
                                                     on which registered

         American Depositary Shares*                 New York Stock Exchange
                                                     Pacific Stock Exchange
                                                     Chicago Stock Exchange

         Common Stock**                              New York Stock Exchange
                                                     Pacific Stock Exchange
                                                     Chicago Stock Exchange

         * American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents one share of Common Stock.

         **       Par value 50 Japanese yen per share.
                  Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the relevant exchanges.

         Securities registered pursuant to Section l2(g) of the Act.

                                      None
                                ----------------
                                (Title of Class)

   Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                ----------------
                                (Title of Class)

   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                                       Outstanding as of
                                              March 31, l996     March 28, l996
         Title  of  Class                      (Tokyo Time)      (New York Time)
         ----------------                      ------------      ---------------

           Common Stock                         374,067,706

           American Depositary Shares                              10,797,185

   Indicate by check mark whether the registrant (l) has filed all reports required to be filed by Section l3 or 15(d) of the Securities Exchange Act of l934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          Yes    X               No
                               -----                 -----

   Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17                Item 18   X
                                   -----                  -----

   In this document, Sony Corporation is referred to as the "Company" and the Company and its consolidated subsidiaries are together referred to as "Sony." Also, sales and operating revenue is referred to as "sales" in the narrative description except in Consolidated Financial Statements.

   The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on August 30, 1996 was
   108.70 yen= U.S. 1 dollar.

   As of March 31, 1996, the Company had 988 consolidated subsidiaries. It has applied the equity accounting method in respect to its 35 affiliated companies.

   Cautionary Statement With Respect to Forward-Looking Statements

   Statements made in this annual report with respect to Sony's plans, strategies and beliefs and other statements which are not historical facts are forward-looking statements which involve risks and uncertainties. Potential risks and uncertainties include, without limitation, general economic conditions in Sony's markets, particularly levels of consumer spending; exchange rates, particularly between the yen and the U.S. dollar, in which Sony makes significant sales; and Sony's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology (particularly in the Electronics Business), and subjective and changing consumer preferences (particularly in the Entertainment Business).

                                     PART I

   Item 1.   Description of Business

   General

         The Company was established in Japan in May l946 as Tokyo Tsushin Kogyo Kabushiki Kaisha. In January l958, it changed its name to Sony Kabushiki Kaisha (Sony Corporation in English).

         Sony is engaged in the development, manufacture and sale of various kinds of electronic equipment, instruments and devices. Sony's principal manufacturing facilities are located in Japan, the U.S., Europe, and Asia, and its products are marketed by sales subsidiaries and unaffiliated local distributors throughout the world. In addition to internationalizing its production operations, Sony has promoted the transfer of research and development activities and management functions overseas to bring its overseas operations in even closer contact with local communities.

         Sony is also engaged worldwide in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres, and image-based software, including film, video, television, and new entertainment technologies. These activities are carried on principally through Sony Music Entertainment Inc. (SMEI), Sony Music Entertainment (Japan) Inc. (SMEJ) and Sony Pictures Entertainment (SPE).

         In addition, Sony conducts insurance and financing business mainly in Japan.

   Products

         For revenue reporting purposes, Sony classifies its business into three segments: Electronics Business, which includes Video Equipment, Audio Equipment, Televisions, and Other Products; Entertainment Business, which includes Music Group and Pictures Group; and Insurance and Financing.

         The following table sets forth Sony's sales by business group for the periods indicated.

                                                                     Year ended March 31
                                                  ............................................................
                                                          1994*                1995*                 1996
                                                  .................     ................     .................
                                                                     (Millions of yen)
                Video Equipment                          668,537              691,116               731,097
                                                          (17.9)               (17.3)                (15.9)
                Audio Equipment                          840,723              898,507               905,441
                                                          (22.4)               (22.5)                (19.7)
                Televisions                              617,901              708,574               794,767
                                                          (16.5)               (17.8)                (17.3)
                Other Products                           713,743              777,031             1,098,849
                                                          (19.1)               (19.5)                (24.0)
                                                  .................     ................     .................
                   Total Electronics Business          2,840,904            3,075,228             3,530,154
                                                          (75.9)               (77.1)                (76.9)
                                                  .................     ................     .................
                Music Group                              461,752              494,931               512,908
                                                          (12.3)               (12.4)                (11.2)
                Pictures Group                           327,748              281,677               318,305
                                                          ( 8.8)               ( 7.0)                 (6.9)
                                                  .................     ................     .................
                   Total Entertainment Business          789,500              776,608               831,213
                                                          (21.1)               (19.4)                (18.1)
                                                  .................     ................     .................
                Insurance and Financing                  113,881              138,747               231,198
                                                           (3.0)                (3.5)                 (5.0)
                                                  .................     ................     .................
                Sales and operating revenue            3,744,285            3,990,583             4,592,565
                                                  =================     ================     =================


     Figures in parentheses indicate percentage of sales and operating revenue.

   * Sales and operating revenue for the fiscal years ended March 31, 1994 and 1995 have been reclassified to conform with the presentation for the fiscal year ended March 31, 1996.

   Video Equipment:

         Sony offers a wide range of video equipment, including 8mm, VHS, Beta, and Consumer-Use Digital VCR Specifications (DV format) home-use videotape recorders (VTRs), laserdisc (LD) players, video CD players, broadcast- and industrial-use video equipment, Japanese high-definition TV standard (Hi-Vision)-related equipment, and videotapes.
         In September 1995, Sony launched Digital Handycam camcorders based on the DV-format and mini DV cassettes in Japan, the U.S., and Europe.

   Audio Equipment:

         Audio Equipment offered by Sony includes MiniDisc (MD) systems, CD players, headphone stereos, personal component stereos, hi-fi components, digital audio tape (DAT) recorders/players, radio-cassette tape recorders, tape recorders, radios, headphones, car stereos, car navigation systems, professional-use audio equipment, audiotapes, and blank MDs.
         Sony is working to expand the markets for its extensive MD system lineup, which includes MD Walkman models, MD decks, and compact stereo systems that incorporate MD decks.

   Televisions:

         Televisions offered by Sony include color TVs, Hi-Vision TVs, projection TVs, satellite broadcasting reception systems, computer displays, professional-use monitors/projectors, and large color video display systems.
         Sony's computer displays equipped with Trinitron cathode ray tubes
   (CRTs) are well regarded worldwide for their excellent quality and high resolution.

   Other Products:

         Other Products offered by Sony include semiconductors, electronic components, CRTs, data storage systems, computers, telecommunications equipment, home video game system, batteries, and factory automation (FA) systems.
         Following its launch in Japan in December 1994, the 32-bit home video game system PlayStation was introduced into the U.S. and Europe in September 1995.

   Music Group:

         SMEI and SMEJ produce, manufacture, market and distribute CDs, MDs, LDs, records, and pre-recorded audio and video cassettes, and produce and manufacture CD-ROMs. They hold contracts with many top artists worldwide in all musical genres.
         Sony has a leading CD production capacity, with plants in Australia, Austria, Brazil, Canada, Hong Kong, Japan, Mexico, and the U.S. A new optical disc manufacturing facility in Springfield, Oregon became operational in summer 1995.

   Pictures Group:

         Pictures Group's global operations encompass motion picture production and distribution, television programming and syndication, theatrical exhibition, home video distribution, development and implementation of new entertainment technologies, operation of studio facilities and distribution of filmed entertainment worldwide.
         SPE's motion picture arm, the Columbia TriStar Motion Pictures Companies, includes Columbia Pictures, TriStar Pictures, Sony Pictures Classics, Triumph Films, Sony Pictures Releasing, and Columbia TriStar Film Distributors International, SPE's international theatrical business.
         SPE's Television Group, Sony Television Entertainment, is comprised of Columbia TriStar Television, Columbia TriStar Television Distribution, and Columbia TriStar International Television, SPE's international television business.

         SPE's home video operations are conducted through Columbia TriStar Home Video.

         SPE also manages two studio facilities, Sony Pictures Studios and The Culver Studios, both of which are located at SPE's world headquarters in Culver City, California.

         Through Sony Retail Entertainment's Sony Theatres division, Sony currently operates 929 motion picture screens in 148 locations.

   Insurance and Financing:

         Insurance and Financing consists principally of the individual life insurance business operated in Japan by Sony Life Insurance Co., Ltd. and certain consumer financing and leasing businesses conducted by Sony Finance International, Inc. in Japan.


   Sales and Distribution

         The following table shows Sony's sales in each of its major markets for the periods indicated.

                                                                    Year ended March 31
                                                  ...........................................................
                                                          1994*                1995*                1996
                                                  .................     ................     ................
                                                                       (Millions of yen)
                Japan                                  1,033,273            1,105,152            1,379,804
                                                          (27.6)               (27.7)               (30.0)
                United States                          1,154,454            1,152,081            1,259,926
                                                          (30.8)               (28.9)               (27.4)
                Europe                                   832,751              905,416            1,054,010
                                                          (22.3)               (22.7)               (23.0)
                Other Areas                              723,807              827,934              898,825
                                                          (19.3)               (20.7)               (19.6)
                                                  =================     ================     ================
                Sales and operating revenue            3,744,285            3,990,583            4,592,565
                                                  =================     ================     ================


     Figures in parentheses indicate percentage of sales and operating revenue.

    *Sales and operating revenue for the fiscal years ended March 31, 1994 and 1995 have been reclassified to conform with the presentation for the fiscal year ended March 31, 1996.

   Electronics Business

         Sony's electronic products are sold throughout the world under the trademark "Sony," which has been registered in 190 countries and territories.
         In most cases, sales of Sony's electronic products are made to subsidiaries of the Company located in diverse geographical areas, and these subsidiaries sell to local distributors and dealers. In some locations, the Company sells directly to local distributors.

   Japan:

         Consumer-use electronic products are marketed through six sales companies. Three of these companies sell the full lines of Sony products. The other three companies specialize in selling car audio and electronic products, recording media and batteries, and electronic products for tourists. The six sales companies distribute Sony products to about 30,000 retail outlets throughout Japan.
         For non-consumer electronic products, the Company has sales companies in Tokyo and sales offices throughout the country which sell products to wholesalers, manufacturers and industrial and professional users.

   North America:

         Sony Electronics Inc. markets Sony's electronic products for both consumer and non-consumer use in the U.S. This subsidiary has 15 sales and distribution branches and offices throughout the U.S. In Canada, Sony markets its electronic products through Sony of Canada Ltd.

   Europe:

         In Europe, Sony's electronic products for both consumer and non-consumer use are marketed through its sales subsidiaries, including Sony United Kingdom Limited, Sony Deutschland G.m.b.H. and Sony France S.A.

   Other Areas:

         In overseas areas other than North America and Europe, Sony's electronic products are marketed through sales subsidiaries, including Sony Corporation of Hong Kong Limited, Sony Gulf FZE and Sony Comercio e Industria Ltda. In areas where the Company has no subsidiary, it markets its products through local distributors.


   Entertainment Business

   Music Group:

         SMEI and SMEJ market and distribute CDs, MDs, LDs, records, and pre-recorded audio and video cassettes.
         SMEI conducts this business in the U.S. under the "Columbia," "Epic," "Sony Classical" and other labels. The Columbia House Company, a 50:50 partnership between SMEI and a subsidiary of Time Warner Inc., is engaged in direct marketing of music and home-video products in the U.S. and Canada.
         SMEI's affiliates located outside the U.S. conduct the aforesaid business in countries other than the U.S. and Japan.

   Pictures Group:

         SPE generally secures all rights relating to the worldwide distribution of its internally produced motion pictures, including rights for theatrical exhibition, home videocassette, and LD distribution, pay and free television exhibition and other markets. SPE may also acquire distribution rights to motion pictures produced by other companies, and these rights may be limited to particular geographic regions or specific forms of media. SPE uses its own distribution services business for the U.S. theatrical release of its films and those acquired from and produced by others.
           Outside the U.S., SPE generally distributes and markets the films through one of its Columbia Tristar Film Distributors International subsidiaries. However, in certain countries, SPE has joint distribution facilities with other studios or arrangements with independent local distributors.

         The worldwide home video distribution of motion pictures, television programs and other video products of SPE (and those acquired or licensed from others) is handled through Columbia TriStar Home Video.

         SPE produces television programming and licenses it to network television for prime time or daytime broadcast and, in certain instances, for first-run syndication or directly to cable services. SPE also licenses rights to its library of television programming and motion pictures to network affiliates and independent stations in the U.S. and to international television stations and other broadcasters throughout the world.

         The Pictures Group, through Sony Retail Entertainment's Sony Theatres division, exhibits its own and other motion picture companies' films. SPE also distributes its films for theatrical exhibition in theatres operated by others.


   Overseas Operations

         Sony has actively expanded its overseas production capabilities following a basic policy that products should be manufactured in the markets in which they are sold. During the year under review, Sony continued to enhance its overseas production capabilities, with an emphasis on Asia. As of March 31, 1996, it operates 15 manufacturing facilities in the U.S., 12 in Europe, and 30 in other overseas areas. Sony intends to further expand its overseas production to build a corporate structure less susceptible to the negative impact of foreign exchange rate fluctuations. In addition to internationalizing its manufacturing operations overseas, Sony continued to promote the localization of R&D, design, materials and parts procurement, and management functions to bring its overseas operations in even closer contact with local communities.


   After-sales Service

         Sony maintains a policy of providing repair and servicing functions in the countries where its electronic products are sold. In large markets such as Japan, the U.S., and Europe, Sony provides these services through its own service stations, authorized independent service stations and authorized servicing dealers; other markets are mainly serviced by authorized servicing dealers.
         In line with industry practice, almost all of Sony's electronic products sold in Japan carry a warranty for a period of generally one year from the date of purchase for repairs, free of charge, for malfunctions occurring in the course of ordinary use. Overseas warranties are generally provided for various periods of time depending on the product and the country where it is marketed.
         To further ensure customer satisfaction, Sony maintains customer information centers in each market.

   Competition

         In each of its principal product lines, Sony encounters intense competition throughout the world. Sony believes, however, that in the aggregate it competes successfully and has a major position in all of the principal product lines in which it is engaged, although the strength of its position varies with products and markets. Sony believes that the high quality of its products, its record of innovative product introductions and product improvements, and its extensive marketing and servicing efforts are important factors in maintaining its competitive position.

         The success in the music entertainment business is dependent to a large extent upon the artistic and creative abilities of its employees and outside talent and is subject to the vagaries of public taste.
         SPE faces intense competition from other major motion picture studios and, to a lesser extent, from independent production companies for the attention of the movie-going public. Competition in television production, distribution and syndication is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast, cable and other networks.


   Research and Development

         The Company restructured its R&D operations as part of an overall corporate reorganization on April 1, 1996. To meet the diverse product-related needs of its various businesses, the Company actively carries out R&D at each of its independent companies. Strategic R&D relating to the entire Sony Group, especially that devoted to developing new key technologies, is delegated to five corporate laboratories-the Research Center, the Advanced Development Laboratory, the Architecture Laboratory, the Media Processing Laboratory, and the Systems Solutions Laboratory-as well as the D21 Laboratory. These facilities are located in Tokyo and Kanagawa prefecture in Japan and directly controlled by corporate headquarters. The R&D agenda include such fields as electronic materials technologies, basic devices, next-generation systems and products that will be crucial to business, software and hardware architectures for information and networkable products, system LSI (large-scale integration), signal processing technologies, and basic technologies related to the Internet and computer business, as well as long-term R&D themes based on visions of the 21st century.
         In the U.S., there are Research Laboratories, which specialize in such R&D fields as semiconductors, digital signal processing, advanced TV, digital satellite broadcasting systems, and telecommunications technology. There are additional development centers in the U.K., Germany, Belgium, and Singapore.

         R&D expenses were 229.9 billion yen in the fiscal year ended March 31, 1994; 239.2 billion yen in the fiscal year ended March 31, 1995; and 257.3 billion yen in the fiscal year ended March 31, 1996.

         Sony believes R&D activities are vital to its long-term growth in electronics. As a result of its R&D activities, Sony has recently developed:
         - A distributed, real-time computer operating system (OS), which can be used with many different computer systems, due to its microkernel architecture, and which can easily be used in such devices as mobile communications terminals and home-use audiovisual equipment.
         - Flat panel display based on Plasma Addressed Liquid Crystal (PALC) technology jointly developed with Tektronix, Inc., of the U.S., featuring high-brightness, high-contrast, and high-resolution.

   Patents and Licenses

         Sony has a number of patents in Japan and other countries, and licenses granted from other firms. Sony considers a number of its license agreements to be important to its business. Sony has license agreements with RCA Thomson Licensing Corporation covering a wide range of its products, such as color televisions, VTRs and other related equipment. Sony has license agreements with American Telephone and Telegraph Company covering semiconductors and has cross license agreements with Philips Electronics N. V. covering optical disc players and VTRs. Sony also has license agreements with Matsushita Electric Industrial Co., Ltd. and Victor Company of Japan Limited covering magnetic and optical recorder products, Ampex Corporation covering video tape recorder related products, and International Business Machines Corporation covering a wide range of information processing products.


   Sources of Supply

         Sony purchases a variety of raw materials, parts, and components from various sources of supply around the world. Sony intends to continue its efforts to increase imports of raw materials, parts, and components from other countries for its production facilities in Japan. Sony is also promoting procurement of locally made raw materials, parts, and components while reducing those made in Japan for overseas production facilities.
         Evaluation of sources of supply are carried out both periodically and upon necessity, and Sony does not depend upon one source of supply for any essential items.


   Employee Relations

         As of March 31, l996, Sony had approximately 151,000 full-time employees, of which approximately 15% were members of labor unions. Approximately 61,000 full-time employees were located in Japan and 90,000 overseas. Sony considers its labor relations to be very good.

         Basic wage rates of the Company are reviewed annually in April. In addition, in accordance with Japanese custom, the Company grants its full-time employees semi-annual bonuses. The Company provides its employees with a wide variety of fringe benefits.
         Basic wage rates, bonus policies, fringe benefits, retirement ages and retirement benefits may vary for Sony employees outside Japan because of diverse employment practices in the countries where Sony does business throughout the world.

   Item 2.   Description of Property

         Sony has a number of plants throughout the world. Most of the buildings and land on which they are located are owned by Sony free from significant encumbrances. Sony makes a point of maintaining its plants and other properties carefully to insure that production capacity is adequate for present requirements.

         The following table sets forth information as of March 31, 1996 with respect to principal plants for electronic products:

                                                              Approximate
                  Location                                    floor space          Principal products manufactured
   ------------------------------------------             -------------------      ----------------------------------------
                                                             (square feet)
   In Japan

   Kanagawa (Atsugi Technology Center)                         3,229,000             Semiconductors and broadcast- and
                                                                                     industrial-use video equipment

   Miyagi (Sendai Technology Center)                           1,122,000             Magnetic and optical recording media
                                                                                     and electronic components

   Kagoshima(Sony Kokubu Corporation)                          1,059,000             Semiconductors

   Aichi (Sony Kohda Corporation)                                928,000             VTRs

   Aichi (Sony Inazawa Corporation)                              876,000             CRTs

   Aichi (Sony Ichinomiya Corporation)                           831,000             Color TVs, computer displays, and
                                                                                     professional-use monitors

   Tochigi (Sony Chemicals Corporation)                          739,000             Videotapes, adhesives, electronic
                                                                                     components, and thermal transfer ribbon

   Nagasaki (Sony Nagasaki Corporation)                          690,000             Semiconductors

   Shizuoka (Sony Broadcast                                      625,000             Broadcast- and industrial-use video
                          Products Corporation)                                      equipment, audio equipment, and
                                                                                     computers

   Chiba (Sony Kisarazu Corporation)                             616,000             VTRs and home video game system

   Gifu (Sony Minokamo Corporation)                              577,000             VTRs

                                                              Approximate
                  Location                                    floor space          Principal products manufactured
   ------------------------------------------             -------------------      ----------------------------------------
                                                             (square feet)
   Overseas

   Pittsburgh, Pennsylvania, U.S.A.                            2,715,000            Rear-projection TVs/CRTs
   (Sony Electronics Inc.)

   San Diego, California, U.S.A.                               1,655,000            Color TVs, computer displays, and
   (Sony Electronics Inc.)                                                          CRTs

   Dothan, Alabama, U.S.A.                                       947,000            Videotapes and micro floppydisks
   (Sony Magnetic Products Inc. of America)

   San Antonio, Texas, U.S.A.                                    457,000            Semiconductors
   (Sony Electronics Inc.)

   Bridgend, Wales, U.K.                                         740,000            CRTs
   (Sony United Kingdom Limited)

   Pencoed, Wales, U.K.                                          707,000            Color TVs and computer displays
   (Sony United Kingdom Limited)

   Barcelona, Spain                                              461,000            Color TVs and rear-projection TVs
   (Sony Espana, S.A.)

   Alsace, France                                                422,000            Audio equipment and VTRs
   (Sony France S.A.)

   Penang, Malaysia                                              896,000            Audio equipment
   (SONY ELECTRONICS (M) SDN. BHD.)

   Nuevo Laredo, Mexico                                          781,000            Audio tapes and micro floppydisks
   (Sony Magneticos de Mexico, S.A. de C.V.)

   Jurong, Singapore                                             776,000            CRTs
   (Sony Display Device (Singapore) Pte. Ltd.)

   Tijuana, Mexico                                               671,000            Color TVs and computer displays
   (Video-Tec de Mexico, S.A. de C.V.)

   Bekasi, Indonesia                                             522,000            Audio equipment
   (P.T. SONY ELECTRONICS INDONESIA)

   Bangi, Malaysia                                               448,000            VTRs and CD-ROM drives
   (SONY VIDEO (M) SDN. BHD.)


         In addition to the above, Sony has a number of other plants for electronic products throughout the world. The Company owns R&D facilities of the Research Center and other laboratories and employee housing and recreation facilities, as well as the headquarters buildings in Tokyo at which administrative functions and product development activities are carried on.

         The following table sets forth information as of March 31, 1996 with respect to principal plants of the Music Group:

                                                              Approximate
                  Location                                    floor space          Principal products manufactured
   ------------------------------------------             -------------------      ----------------------------------------
                                                             (square feet)

 Shizuoka, Japan                                                537,000             CDs, MDs, and LDs
 (Sony Music Entertainment (Japan) Inc.)

 Carrollton, Georgia, U.S.A.                                    673,000             CDs and audio and video cassettes
 (Sony Music Entertainment Inc.)

 Terre Haute, Indiana, U.S.A.                                   648,000             CDs, MDs, CD-ROMs, and LDs
 (Digital Audio Disc Corporation)

 Springfield, Oregon, U.S.A.                                    335,000             CDs and CD-ROMs
 (Sony Music Entertainment Inc.)

 Pitman, New Jersey, U.S.A.                                     510,000             CDs
 (Sony Music Entertainment Inc.)

 Haarlem, Holland                                               453,000             Records and audio cassettes
 (Sony Music Entertainment (Holland) B.V.)

 Salzburg, Austria                                              329,000             CDs, MDs, CD-ROMs, and LDs
 (Sony DADC Austria A.G.)


         In addition to the above, SMEI and its affiliates have several plants in various parts of the world and lease their corporate headquarters located in New York City. SMEJ's offices, including leased premises, are mainly located in Tokyo, Japan.

         SPE's corporate offices and major motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates two studio facilities, Sony Pictures Studios and The Culver Studios. SPE also leases office space and motion picture and television support facilities from affiliates of the Company and other third parties. Its film and tape operations are located in Inwood, New York, where SPE also leases space. Sony Theatres leases administrative office space in New York City. Additionally, Sony Theatres leases approximately 88% of the facilities it operates, primarily long-term land leases, owns approximately 6% and has management agreements and partnership agreements covering the remaining 6%.

   Item 3.   Legal Proceedings

         The Company and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both the Company and its legal counsel, management of the Company believes that damages from such lawsuits, if any, would not have a material effect on the Company's consolidated financial statements.


   Item 4.   Control of Registrant

   (a)As far as known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Japanese government or any foreign government.

   (b)(1)To the knowledge of the Company, no person owns of record or beneficially more than 10% of the outstanding Common Stock.

      (2)The total number of shares of the Company's Common Stock beneficially owned by the Directors and Statutory Auditors as of March 31, l996 is as follows:


                                                                          Number of Shares          Percentage
              Title of Class    Identity of Person or Group               Beneficially Owned        of Class
              --------------    ----------------------------              ------------------        -----------
                                                                            (in thousands)

               Common Stock        Directors and Statutory Auditors             1,938                  0.5%

   (c)As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company.

   Item 5.   Nature of Trading Market

         The primary markets for the Company's Common Stock are the Tokyo Stock Exchange (the "TSE") in the form of Common Stock and the New York Stock Exchange (the "NYSE") in the form of American Depositary Shares evidenced by American Depositary Receipts ("ADRs"). Each American Depositary Share represents one share of Common Stock.

         The Company's Common Stock, par value 50 yen per share, has been listed on the TSE since 1958, and is also listed on the four other stock exchanges in Japan: Osaka, Nagoya, Fukuoka and Sapporo. In addition, the Company's Common Stock is listed on the following stock exchanges outside Japan:
   Pacific, Chicago, Toronto, London, Paris, Frankfurt, Dusseldorf, Brussels, Antwerp, Vienna, and Swiss.

         The Company's ADRs have been traded in the U.S. since 1961 and have been listed on the NYSE since 1970. The Company's ADRs are issued and exchanged by Morgan Guaranty Trust Company of New York, as Depositary.

         At March 31, 1996, there were 374,067,706 shares of Common Stock outstanding, of which 10,797,185 shares were in the form of ADRs and 32,198,824 shares were held of record in the form of Common Stock by residents in the U.S. The number of registered ADR holders was 6,235, and the number of registered holders of shares of Common Stock in the U.S. was 205.

         The following table sets forth for the periods indicated the reported high and low sales prices of the Company's Common Stock on the TSE and the reported high and low sales prices of American Depositary Shares on the NYSE.

                                    Tokyo Stock                          New York Stock
                                    Exchange Price                       Exchange Price
                                    Per Share of                         Per American
                                    Common Stock                         Depositary Share
                                    ----------------------               --------------------------
                                    High              Low                High                 Low
                                    -----             ----               -----                ---

   Fiscal year ended March 31, 1995

   1st quarter                     6,440 yen         5,590 yen          61 3/8 dollar        54 1/4 dollar
   2nd quarter                     6,310             5,640              63 1/4               57 1/4
   3rd quarter                     6,010             5,000              60 7/8               50 3/8
   4th quarter                     5,720             3,990              56 1/8               42 1/2

   Fiscal year ended March 31, 1996

   1st quarter                     4,320 yen         3,730 yen          52 1/2 dollar        45 7/8 dollar
   2nd quarter                     5,630             4,010              58 1/4               48 3/4
   3rd quarter                     6,230             4,570              61 1/2               45 1/2
   4th quarter                     7,030             6,040              66 1/4               57 3/8

   Item 6.   Exchange Controls and Other Limitations Affecting Security Holders


   (a) Japanese Foreign Exchange Controls

         The Foreign Exchange and Foreign Trade Control Law of Japan, as amended, and the cabinet orders and ministerial ordinances issued thereunder (together, the "foreign exchange regulations") govern certain matters relating to the acquisition and holding of shares of common stock by "non-residents of Japan" and "foreign investors" (as defined below).

         "Non-residents of Japan" are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branches and other offices of Japanese corporations located outside Japan are regarded as non-residents of Japan, but branches and other offices of non-resident corporations located within Japan are regarded as residents of Japan.


   Acquisition of Shares

         Acquisition by a non-resident of Japan of shares of stock of a Japanese corporation from a resident of Japan generally requires prior notification by the acquiring person to the Minister of Finance. The notification must be filed not more than 10 days prior to the proposed acquisition. If, however, a party to the transaction is one of the securities companies (or licensed branches of foreign securities companies) which are designated by the Minister of Finance or if such a securities company acts as an intermediary (broker or agent) in such transaction, no prior notification is required. Such designated securities companies are subject to reporting requirements to the Minister of Finance through The Bank of Japan.

         Notwithstanding the foregoing, if the proposed transaction falls within the category of "inward direct investment" referred to below, the transaction is subject to different regulations.

   The term "inward direct investment" in relation to transactions in shares means:

   (i) acquisition by a "foreign investor" (a non-resident individual or a corporation which was organized under the laws of a foreign country or whose principal business office is located outside Japan or a Japanese corporation a majority of whose shares are owned, directly or indirectly, by non-residents and/or foreign corporations or a majority of whose officers or officers having the power of representation are non-resident individuals) of shares of stock of a Japanese corporation whose shares are not listed on any stock exchange (or registered with a securities dealers' association as shares to be traded on an over-the-counter market) other than acquisition of such shares from other foreign investors;

   (ii) acquisition by a foreign investor of shares of an unlisted corporation from a non-resident who had held such shares since the time when he was a resident; and

   (iii) acquisition of shares of a listed corporation by a foreign investor (whether from a resident, a non-resident or any other foreign investor) the result of which would be such investor's holding directly or indirectly 10% or more of the total outstanding shares of such corporation or (if such foreign investor already holds 10% or more of the total outstanding shares of such corporation) acquisition of additional shares in such corporation.

         Except in limited cases which are prescribed by the law as requiring a prior notification, whenever an inward direct investment is made, the foreign investor who made such investment must make a post facto report to the Minister of Finance and other Ministers having jurisdiction over the business of the issuer of the shares within 15 days from the acquisition.

         If the proposed acquisition falls within the category requiring a prior notification (acquisition of shares of a corporation engaged in agricultural, forestry or fishery business, petroleum business, mining business, animal hide or hide product business and certain other business designated by regulations), the foreign investor who intends to effect such transaction must file a prior notification with the Minister of Finance and other Ministers having jurisdiction over the business of the corporation whose shares of stock are intended to be acquired. During a period between two weeks and, depending on the situations, five months in an exceptional case, from the filing of such notification, the foreign investor may not acquire the shares. During the waiting period, if the Ministers consider that the proposed acquisition would lead to any of the situations enumerated by regulations, they may, after hearing the opinion of the Foreign Exchange Council, recommend that the foreign investor modify or refrain from performing the proposed acquisition. If the foreign investor does not accept the recommendation, the Ministers may issue an order for modification or prohibition of the proposed acquisition.


   Dividends and Proceeds of Sale

         Under the foreign exchange regulations, dividends paid on, and the proceeds of sales in Japan of, shares of Common Stock of the Company held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. The acquisition of shares of Common Stock of the Company by non-resident shareholders by way of a stock split is not subject to any notification requirements.


   Exercise or Transfer of Subscription Rights

         Acquisition by a non-resident shareholder of shares of Common Stock of the Company upon exercise of subscription rights is subject to the same formalities and restrictions as referred to under "Acquisition of Shares" above and such non-resident may in general exercise such rights after filing a prior notification with the Minister of Finance as to such acquisition. If a non-resident shareholder wishes to dispose of, rather than exercise, any subscription rights, he may sell such rights in or outside Japan without restriction. Rights to subscribe for shares of Common Stock may be made generally transferable by the Board of Directors. Whether the Company will make subscription rights generally transferable in future offerings will depend upon the circumstances at the times of such offerings. If subscription rights are not made generally transferable, a transfer by a foreign investor not resident in Japan will be enforceable against the Company and third parties only if prior written consent to each such transfer is obtained from the Company. When such consent is necessary in the future for the transfer of subscription rights, the Company intends to consent, on request, to all such transfers by non-residents.


   American Depositary Shares

         Neither the deposit of shares of Common Stock of the Company by a non-resident of Japan, the issuance of ADRs in exchange therefor, nor the withdrawal of the underlying shares of Common Stock of the Company upon surrender of ADRs is subject to any formalities or restrictions referred to under "Acquisition of Shares" above.

   (b) Description of Common Stock

         Set forth below is certain information relating to the Common Stock of the Company, including brief summaries of certain provisions of the Company's Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan relating to a joint stock company (Kabushiki Kaisha) and certain related legislation.


   General

         The presently authorized capital stock of the Company is 1,350,000,000 shares, which may be issued with a par value of 50 yen per share or without a par value. The Commercial Code requires that shares be in registered form. Under the Commercial Code shares are transferable by delivery of share certificates, but in order to assert shareholders' rights against the Company, the transferee must have his name registered in the Company's register of shareholders. All of the presently outstanding shares of the Company are of a par value of 50 yen per share. The Company may, by a resolution of the Board of Directors, convert par value shares into non-par value shares or vice versa. Shareholders are required to file their names, addresses and seals with The Toyo Trust and Banking Company, Limited, the transfer agent for the Company, and shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan. These requirements do not apply to the holders of ADRs.

         Pursuant to the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan, a holder of shares of Common Stock is able to choose, at his discretion, to participate in the central clearing system of share certificates and all certificates of shares of Common Stock elected to be put into this system are deposited with the central clearing system and all such shares are registered in the name of the clearing house in the Company's register of shareholders. Each participating shareholder in turn is registered in the register of beneficial shareholders and treated the same way as shareholders registered in the Company's register of shareholders.


   Dividends

         The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to the shareholders of record as of the end of such fiscal period. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Statutory Auditors of the Company and to independent certified public accountants ("accountant auditors") and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Statutory Auditors. In addition to annual dividends, the Board of Directors of the Company may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an "interim dividend") to shareholders who are registered in the Company's register of shareholders at the end of each September 30, subject to the limitations described below.

         The Commercial Code provides that a company may not make any distribution of profits by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period until the legal reserve is one-quarter of its stated capital. The Commercial Code permits a company to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of (i) its stated capital, (ii) its capital surplus, (iii) its accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the fiscal period concerned, and (v) the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development expense over the aggregate of amounts referred to in (ii), (iii) and (iv) above. If the Company has on its balance sheet a number of shares of its Common Stock which the Company has acquired for the purpose of transferring the same to its employees pursuant to the amendments to the Commercial Code which came into force on October 1, 1994 (the "1994 amendments to the Commercial Code") but such shares are yet to be transferred, the book value of such shares shall be deducted from the amount available for payment of dividends. In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of the company's accounts, but adjusted to reflect any subsequent payment by way of appropriation of retained earnings and the transfer to the legal reserve in respect of such dividend, and any subsequent transfer of retained earnings to stated capital, provided, that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i), (ii), (iii), (iv) and (v) above, and, in addition to the deduction referred to in the immediately preceding sentence, if the Company's shareholders have adopted a resolution for the Company's purchase of shares of its Common Stock for the purpose of transferring the same to its employees or for the purpose of canceling the same pursuant to the 1994 amendments to the Commercial Code, the total amount of purchase price authorized by such resolution shall, so long as such resolution has not expired, and whether or not such purchase has been effected, be deducted from the amount available for interim dividends.

         The amendments to the Commercial Code which took effect on April 1, 1991 eliminated the provisions relating to "stock dividends." However, under the amended Code, the shareholders may by resolution transfer any amount which is distributable as dividends to stated capital and the Board of Directors by resolution may issue additional shares by way of stock split up to the aggregate par value equal to the amount so transferred; thus, the same effect as a stock dividend can be achieved.

         In Japan, the "ex-dividend" date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.


   Transfer of Capital Surplus and Legal Reserve to Stated Capital and Free Share Distributions

         When the Company issues new shares of Common Stock the entire amount of the issue price of such new shares is required to be accounted for as stated capital, although the Company may account for an amount not exceeding one-half of such issue price as capital surplus (subject to the remainder being not less than the total par value of the new shares being issued). The Board of Directors may transfer the whole or any part of capital surplus and legal reserve to stated capital and grant to shareholders additional shares of Common Stock free of charge by way of a stock split, without affecting the par value thereof, with reference to the whole or any part of the amount of capital surplus and legal reserve so transferred to stated capital; such additional shares may also be granted by reference to the amount representing the portion of the issue price of shares of Common Stock in excess of the par value thereof which has been accounted for as stated capital.

         The Commercial Code permits the Company to make a partially free distribution to shareholders by way of a rights issue at a subscription price per share which is less than the par value thereof if (a) the difference between the subscription price and the par value does not exceed the amount of the stated capital minus the aggregate par value of all outstanding shares, divided by the number of new shares to be issued pursuant to such rights issue, (b) the sum of the net assets of the Company (as appearing on the latest balance sheet) and the total subscription price, divided by the number of the shares outstanding immediately after the issue of the new shares, is at least 500 yen and (c) the subscription rights are made transferable. In order to satisfy the requirement mentioned in (a) above, the Board of Directors may transfer the whole or any part of capital surplus or legal reserve to stated capital.


   General Meeting of Shareholders

         The ordinary general meeting of shareholders to settle accounts of the Company for each fiscal period is normally held in June each year in Shinagawa-ku, Tokyo, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice to shareholders.

         Notice of a shareholders' meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting.


   Voting Rights

         A shareholder is entitled to one vote per share subject to the limitations on voting rights set forth in this paragraph and "'Unit' Share System-Voting rights of a holder of shares representing less than one unit" below. Except as otherwise provided by law or by the Company's Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and the Company's Articles of Incorporation provide, however, that the quorum for the election of Directors and Statutory Auditors shall not be less than one-third of the total number of outstanding shares having voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding shares are directly or indirectly owned by the Company, may not exercise its voting rights in respect of the shares of the Company. The Company has no voting rights with respect to its own Common Stock. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company's shareholders also may cast their votes in writing.

         The Commercial Code provides that in order to amend the articles of incorporation and in certain other instances, including an increase in the total number of shares authorized to be issued, a reduction of the stated capital, the removal of a director or statutory auditor, dissolution, merger or consolidation of a corporation, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation or any offering of new shares at a "specially favorable" price (or any offering of convertible bonds or debentures with "specially favorable" conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with "specially favorable" conditions) to persons other than shareholders, the quorum shall be a majority of the total number of shares having voting rights outstanding and the approval of the holders of at least two-thirds of the shares having voting rights represented at the meeting is required.

   Subscription Rights

         Holders of the Company's Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a "specially favorable" price mentioned in "Voting Rights" above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks' public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

         Rights to subscribe for new shares may be made generally transferable by the Board of Directors. Whether the Company will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings. If subscription rights are not made generally transferable, transfers by a foreign investor (as defined above under the heading "(a) Japanese Foreign Exchange Controls") not resident in Japan will be enforceable against the Company and third parties only if the Company's prior written consent to each such transfer is obtained. When such consent is necessary in the future for the transfer of subscription rights, the Company intends to consent, on request, to all such transfers by such a foreign investor.


   Dilution

         In the future it is possible that market conditions and other factors might make a rights offering to shareholders at par or substantially below the market price of shares of Common Stock desirable. If the number of shares offered in a rights offering is substantial in relation to the number of shares outstanding and the market price exceeds the subscription price at the time of the offering, a shareholder who does not exercise and is unable otherwise to realize the full value of his subscription rights would suffer economic dilution of his equity interest in the Company.


   Liquidation Rights

         In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the shareholders in proportion to the respective numbers of shares held.


   Liability to Further Calls or Assessments

         All the Company's presently outstanding shares of Common Stock including shares represented by the American Depositary Shares are fully paid and non-assessable.


   Transfer Agent

         The Toyo Trust and Banking Company, Limited is the transfer agent for the Company's Common Stock. As such transfer agent, its office at 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan keeps the Company's register of shareholders and makes transfer of record ownership upon presentation of the certificates representing the transferred shares.

   Record Date

         March 31 is the record date for the Company's year-end dividends. The shareholders who are registered as the holders of 100 shares or more in the Company's register of shareholders at the end of each March 31 are also entitled to exercise shareholders' rights at the ordinary general meeting of the shareholders with respect to the fiscal period ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks' public notice.

         The price of the shares generally goes ex-dividend or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.


   Repurchase by the Company of its Common Stock

         Except as otherwise permitted by the Commercial Code as set out below, with minor exceptions, the Company or any of its subsidiaries cannot acquire the Company's Common Stock except by means of a reduction of capital in the manner provided in the Commercial Code. The Company may acquire its Common Stock in response to a shareholder's request for purchase of his shares representing less than one unit. See "'Unit' Share System-Right of a holder of shares representing less than one unit to require the Company to purchase such shares" below. Shares so purchased must be sold or otherwise transferred to a third party within a reasonable period thereafter.

         Pursuant to the 1994 amendments to the Commercial Code, the Company may acquire its Common Stock for the following purposes, subject to the authorization of shareholders at an ordinary general meeting: (1) for the purpose of transferring the same to its employees; and (2) for the purpose of cancellation thereof. Acquisition by the Company of its Common Stock for the purpose of (1) above is subject to, among other things, the following restrictions: (a) number of shares to be acquired does not exceed 3% of all issued and outstanding shares; (b) total amount of purchase price does not exceed the amount of the retained earnings available for dividend payment minus the amount to be paid by way of appropriation of earnings for the fiscal year and, if any amount of retained earnings is to be capitalized, such amount; and (c) acquisition shall be made only through a stock exchange transaction. Acquisition by the Company of its Common Stock under (2) above is subject to the restrictions referred to in (b) and shall be made either through a stock exchange transaction or by way of tender offer.


   "Unit" Share System

         Pursuant to the Commercial Code the Company has adopted 100 shares as one unit of shares.

   Transferability of shares representing less than one unit

         Certificates for shares representing less than one unit may only be issued in certain limited circumstances. Since the transfer of shares normally requires delivery of the certificates therefor, fractions of a unit for which no share certificates are issued are not transferable. Shares representing less than one unit for which share certificates have been issued continue to be transferable, but the transfer may be registered in the Company's register of shareholders only if the transferee is already a registered shareholder (whether in respect of units or of shares representing less than one unit).

   Right of a holder of shares representing less than one unit to require the Company to purchase such shares

         A holder of shares representing less than one unit may at any time require the Company to purchase such shares at their last reported sale price on the Tokyo Stock Exchange on the day when such request is made or, if no sale takes place on such exchange on such day, the price at which the first sale of the shares is effected on the Tokyo Stock Exchange thereafter, less applicable brokerage commission. The usual securities transfer tax is applicable to such transactions.

   Other rights of a holder of shares representing less than one unit

         A holder of shares representing less than one unit have the following rights in respect of such shares: (i) the right to receive dividends (including interim dividends), (ii) the right to receive shares and/or cash by way of stock split or upon consolidation or subdivision of shares or upon a capital decrease or merger of the Company, (iii) the right to be allotted subscription rights with respect to new shares, convertible bonds and bonds with warrants to subscribe for shares when such rights are granted to shareholders, (iv) the right to participate in the distribution of surplus assets in the event of the liquidation of the Company, and (v) the right to require the Company to issue replacement share certificates for lost, stolen or destroyed share certificates. All other rights, including voting rights, cannot be exercised with respect to shares representing less than one unit.

   Voting rights of a holder of shares representing less than one unit

         A holder of shares representing less than one unit cannot exercise any voting rights with respect to such shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each such share, except as stated in "Voting Rights" above.

   Consolidation by operation of law of shares constituting one unit into one share

         The unit share system is intended to be an interim measure with a view ultimately to achieve shares of a much higher denomination than at present. On a date to be specified by separate legislation the shares comprising one unit will be deemed to be consolidated into one share. Presently it is unknown when the bill specifying such date will be submitted to the Japanese parliament. If the consolidation takes place, the holder of any fractional share constituting one-hundredth of one share or any integral multiple thereof, which may result from such consolidation, will be registered as the holder thereof in the register of fractional shares and the holder of any fraction representing less than a whole hundredth of one share will be entitled to receive a cash payment.


   (c) Reporting of Substantial Shareholdings

         The Securities and Exchange Law of Japan, as amended, requires any person who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Minister of Finance within five business days a report concerning such shareholdings. A similar report must also be made in respect of any subsequent change of one percent or more in any such holding. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Securities Dealers Association of Japan.

   Item 7.   Taxation

         Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. Stock splits in themselves (whether for the purpose of making a free distribution or dividend in shares), subject as set out below, are not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve (but not capital surplus) to stated capital (whether made in connection with a stock split or otherwise) is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax.

         Under the Income Tax Convention between the U.S. and Japan (the "Convention"), the maximum rate of Japanese withholding tax that may be imposed on dividends paid to a U.S. resident or corporation not having a "permanent establishment" (as defined therein) in Japan is generally 15%.

         For purposes of the Convention and the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. holders of ADRs will be treated as the owners of the Common Stock underlying the American Depositary Shares evidenced by the ADRs.

         In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax on dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20%.

         Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale of Common Stock or ADRs outside Japan, or from the sale of Common Stock within Japan by a non-resident of Japan or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Common Stock or ADRs as a legatee, heir or donee.


         Dividends received by a U.S. holder of ADRs or Common Stock will be includible in income for United States federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company as determined for United States federal income tax purposes.
         Subject to limitations set out in the Code, a U.S. holder of ADRs or Common Stock of the Company will be entitled to a credit for Japanese tax withheld from dividends paid by the Company. For purposes of the foreign tax credit limitation, dividends will be foreign source income, but will constitute "passive" or "financial services" income.
         Dividends paid by the Company to U.S. corporate holders of ADRs or Common Stock will not be eligible for the dividends-received deduction.

   Item 8.   Selected Financial Data

                                                                     Year ended March 31
                                       --------------------------------------------------------------------------------
                                           1992            1993             1994            1995             1996
                                       -------------   --------------   --------------  --------------   --------------
                                              (Millions of yen except per share amounts and yen exchange rates)

          FOR THE YEAR
          Sales and operating revenue    3,931,602        4,001,270        3,744,285       3,990,583        4,592,565
          Operating income (loss)          176,904          130,640          106,962       (166,640)          235,324
          Income (loss) before
             income taxes                  216,139           92,561          102,162       (220,948)          138,159
          Net income (loss)                120,121           36,260           15,298       (293,356)           54,252

          Depreciation and
              amortization*                265,208          275,671          242,458         226,984**        227,316
          Capital expenditures
             (additions to
                  fixed assets)            453,115          251,117          195,937         250,678          251,197
          R&D expenses                     240,591          232,150          229,877         239,164          257,326
       ................................................................................................................
          Per Depositary Share:
             Net income (loss)               293.1              92.2            42.1           (696.9)          134.0
            Cash dividends declared
              Interim                       25.00            25.00            25.00           25.00            25.00
                                         (19.46cent)      (20.34cent)      (22.88cent)     (24.88cent)      (20.81cent)

              Year-end                      25.00            25.00            25.00           25.00            25.00
                                         (19.86cent)      (23.09cent)      (25.22cent)     (29.40cent)      (19.36cent)
       ................................................................................................................
          AT YEAR-END
          Net working capital              306,553          367,009          616,089         537,739          816,387
          Long-term debt                   885,301          880,395          983,712         906,486        1,203,592
          Stockholders' equity           1,536,795        1,428,219        1,329,565       1,007,808        1,169,173
          Stockholders' equity
             per Depositary Share         4,119.23         3,827.39         3,557.57        2,695.31         3,125.57
          Total assets                   4,911,129        4,529,830        4,269,885       4,223,920        5,045,725
       ................................................................................................................
          Number of shares outstanding in thousands:
             Average                       417,599          417,687          417,454         417,665          421,973
             At year-end                   373,078          373,158          373,728         373,911          374,068
       ----------------------------------------------------------------------------------------------------------------
          Yen exchange rates per U.S. dollar:
             At year-end                    132.92           114.90           102.40           86.85           107.00
             Average                        132.75           123.98           107.87           99.30            96.43
             High                           123.20           114.90           101.10           86.85            81.12
             Low                            141.90           134.53           114.20          105.38           107.29

      *  Including amortization of deferred insurance acquisition costs

      ** Excluding write-off of goodwill

  Notes to Selected Financial Data:

  1. Net income (loss) per Depositary Share is computed based on the average number of common shares outstanding during each period after consideration of the dilutive effect of common stock equivalents.

  2. During the fiscal year ended March 31, 1996, the Emerging Issues Task Force
     (EITF) of FASB issued EITF No. 95-2, which the Company has applied which required mark to market of forward exchange contracts entered into subsequent to July 25, 1995 to hedge intercompany foreign currency commitments which do not qualify as firm commitments. This did not have a material impact on results of operations for the year ended March 31, 1996.

  3. The consolidated results for the fiscal year ended March 31, 1995 reflect the write-off of goodwill of 265 billion yen in the Pictures Group and losses in the Pictures Group of approximately 50 billion yen arising from a combination of unusual items, such as abandoning a large number of projects in development and providing for settlement of outstanding lawsuits and contract claims.

  4. Sales and operating revenue and operating income (loss) reported in previous years have been reclassified to conform with the presentation for the fiscal year ended March 31, 1996.

  5. In November 1991, SMEJ, a consolidated subsidiary, issued shares of common stock in a public offering to third parties at a price which was in excess of the Company's average per share carrying value. The issuance was regarded as a sale of a part of the Company's interest in the subsidiary and resulted in a 61,544 million yen gain on subsidiary sale of stock. No taxes were provided for on the gain as the Company does not anticipate any significant tax consequences on possible future disposition of its remaining investment based on its tax planning strategies.

  6. Cash dividends declared in U.S. dollars are based on the exchange rates at each respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

   Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations


   Liquidity and Capital Resources


         Sony's management aims to maintain a solid financial position with ample liquidity to provide operational flexibility.

         At March 31, 1996, total assets of Sony amounted to 5,045.7 billion yen, an increase of 19.5% from the 4,223.9 billion yen recorded at the previous fiscal year-end. The main factors contributing to this rise included the effect of year-end exchange rates that showed a significant weakening of the yen compared with the previous fiscal year-end; an increase in notes and accounts receivable, trade, due mainly to higher sales; expanded inventories, primarily in the U.S.; and a rise in investments and advances associated with the business expansion of Sony Life Insurance.
         During the year under review, the Company issued 300.0 billion yen in unsecured convertible bonds in Japan. All the proceeds were used for the repayment of short- and long-term borrowings, including commercial paper. Total borrowings and debt increased 259.2 billion yen from the previous year-end due to increases in notes and accounts receivable, trade, and inventories as well as fluctuations in exchange rates.
         Stockholders' equity rose 161.4 billion yen, to 1,169.2 billion yen. The ratio of stockholders' equity to total assets was down, from 23.9% to 23.2%. Based on the number of shares outstanding at March 31, 1996, stockholders' equity per Depositary Share increased to 3,125.57 yen, compared with 2,695.31 yen at the previous year-end.

         In cash flows from operating activities, depreciation and amortization edged up 0.1%, to 227.3 billion yen. This amount includes the amortization of goodwill and intangibles arising from the acquisition of the Sony Music Entertainment group and Sony Pictures Entertainment as well as the amortization of deferred insurance acquisition costs. Net cash provided by operating activities amounted to 234.2 billion yen, up from 181.9 billion yen in the previous fiscal year, due primarily to the recording of net income following the net loss of the previous year.
         In cash flows from investing activities, net cash used in investing activities amounted to 371.0 billion yen, up from 277.9 billion yen in the previous fiscal year, mainly reflecting increases in payments for investments and advances and for purchases of fixed assets.
         In cash flows from financing activities, 300.0 billion yen in unsecured convertible bonds was issued in Japan. In addition, medium-term notes were issued in the U.S. and Europe and in total 381.2 billion yen was raised through the issuance of long-term debt. Due to a shift toward long-term debt, there was a considerable decline in short-term borrowings during the year under review. Net cash provided by financing activities was 130.5 billion yen.
         As a result of the above activities, the net decrease in cash and cash equivalents, including the effect of exchange rate changes, amounted to 16.2 billion yen, and cash and cash equivalents at year-end totaled 459.3 billion yen.

         Capital expenditures during the year under review rose a slight 0.2%, to 251.2 billion yen. The largest single item of expenditure was approximately 43.0 billion yen for expanding semiconductor facilities. In the fiscal year ending March 31, 1997, Sony intends to increase its capital expenditures. Overseas, Sony will strengthen its manufacturing structure in all regions through such activities as establishing manufacturing facilities in emerging markets. In Japan, Sony will expand its manufacturing facilities for such products as semiconductors and lithium-ion batteries.

   Results of Operations

         As the insurance and financing business has become significant, commencing with the fiscal year ended March 31, 1996, the business, which was previously included in the Electronics Business, is reported separately. Figures in the consolidated results for the fiscal years ended March 31, 1994 and 1995 have been reclassified to conform with the classification of the fiscal year ended March 31, 1996.

   (The fiscal year ended March 31, 1996 compared to the fiscal year ended March 31, 1995)

   Sales and Operating Revenue

         Sony's consolidated sales during the fiscal year ended March 31, 1996, amounted to 4,592.6 billion yen, up 15.1% from the previous fiscal year.

         In Electronics, sales in Video Equipment rose 5.8% from the previous year, due to the increase in unit sales of home-use camcorders and favorable sales performances of broadcast- and industrial-use video products including Digital Betacam VTRs. Sales in Audio Equipment increased 0.8%. In this category, MiniDisc system unit sales showed significant growth, particularly in Japan. Sales in Televisions increased 12.2%, reflecting the growth in unit sales of color TVs and strong sales of computer displays worldwide. Sales in Other Products rose 41.4%, due to the strong sales of semiconductors, electronic components, CD-ROM drives, and cellular phones. In addition, the 32-bit home video game system PlayStation gained popularity in Japan, the U.S., and Europe, contributing substantially to the sales increase in Other Products.
         In Entertainment, sales in the Music Group increased 3.6% over the previous year. Strong sales gains in international markets more than offset a sales decline in the U.S. that resulted from the weak retail environment. The Pictures Group sales rose 13.0%, reflecting strong box office revenues from several hit films as well as the successful off-network syndication of a hit comedy.
         In Insurance and financing, revenues increased 66.6% from the previous year, reflecting the expanded business operations of Sony Life Insurance Co. Ltd.

         By geographic area, sales in Japan increased 24.9%, supported by overall sales advances in electronics products and higher sales of the 32-bit home video game system PlayStation, as well as revenue growth in the life insurance business. Sales in the U.S. rose 9.4%, reflecting gains in computer-related products. In Europe, sales rose 16.4%, due to overall sales growth of the Electronics Business as well as favorable results of the Entertainment Business. In addition, the successful launch of the PlayStation in the U.S. and Europe in the fiscal year contributed to sales in both areas. Sales in Other Areas advanced 8.6%, led by expansion in Asian countries. Sales in Japan accounted for 30.0% of the consolidated sales, with overseas sales accounting for 70.0%, a decrease of 2.3 percentage points from the previous year.


   Impact of Foreign Exchange Trends

         During the fiscal year ended March 31, 1996, overseas sales were denominated approximately 63% in U.S. dollars, 8% in deutsche mark, 5% in pounds sterling, and 4% in Hong Kong dollars. In total, approximately 97% of overseas sales were denominated in foreign currencies. In terms of average rate, the yen rose approximately 3% against both the U.S. dollar and the pound sterling, while it fell approximately 6% against the deutsche mark. It is estimated that consolidated sales would have been approximately 20 billion yen higher than the reported figure if the value of the yen had remained the same as in the previous fiscal year.
         To minimize the adverse effects of foreign exchange fluctuations on its financial results, Sony promotes the localization of its operations, from R&D to design, materials and parts procurement, and manufacturing. During the fiscal year ended March 31, 1996, approximately 47% of total manufacturing in Sony's Electronics Business was conducted outside Japan, and the percentage is expected to continue to rise in the future. Foreign exchange forward contracts and foreign currency options are employed to hedge against foreign exchange risks in Sony's export and import transactions. In addition, currency swap agreements are entered into for certain foreign currency denominated borrowings and debt.

   Cost of Sales, Selling, General and Administrative Expenses, and Operating Income

         The revenue and expenses of Insurance and financing were reported separately for the first time in the fiscal year ended March 31, 1996. Such revenue and expenses are not included in the figures in the following two paragraphs.

         Cost of sales rose 10.3% from the previous year, to 3,216.8 billion yen, and the ratio of cost of sales to consolidated sales improved 1.9 percentage points, to 73.8%. This improvement reflects higher sales and Companywide efforts to reduce costs. Research and development expenses increased 7.6%, to 257.3 billion yen, but as a percentage of consolidated sales declined 0.3 percentage point, to 5.9%.

         Selling, general and administrative expenses increased 8.9% from the previous year, to 917.9 billion yen. These expenses as a percentage of consolidated sales improved 0.9 percentage point, to 21.0%.

         Insurance and financing expenses, which were reported separately, rose 67.6% from the previous year, to 222.5 billion yen, primarily due to an increase in future insurance policy benefits reflecting the expanded operations of Sony's life insurance business. Insurance and financing expenses as a percentage of Insurance and financing revenue increased 0.6 percentage point, to 96.3%.

         Sony posted operating income of 235.3 billion yen for the fiscal year ended March 31, 1996, and the ratio of operating income to consolidated sales was 5.1%. During the previous fiscal year, due to the write-off of goodwill and additional losses in the Pictures Group, Sony posted an operating loss of
   166.6 billion yen.


   Other Income and Expenses

         Other income declined 5.5%, to 73.3 billion yen, and other expenses increased 29.3%, to 170.5 billion yen, due mainly to a large foreign exchange loss, net, as opposed to a foreign exchange gain, net, in the previous year. Foreign exchange gains and losses arise primarily when there is a difference between the value of sales in foreign currencies converted to yen at prevailing exchange rates and the value at settlement of foreign exchange forward contracts used to hedge against exchange rate fluctuations. During the fiscal year ended March 31, 1996, the exchange rates of the yen at settlement of foreign exchange forward contracts were higher than prevailing exchange rates, resulting in an exchange loss.
         Among other income and expenses, the balance of interest and dividend income less interest expenses resulted in net interest payments of 49.0 billion yen, a deterioration of 6.1 billion yen from the previous year, due primarily to an increase in total borrowings and debt.


   Income before Income Taxes and Net Income

         Income before income taxes amounted to 138.2 billion yen, compared with a loss before income taxes of 220.9 billion yen in the previous year. Income taxes as a percentage of income before income taxes came to 55.8%.
         Net income for the fiscal year ended March 31, 1996, was 54.3 billion yen, compared with a net loss of 293.4 billion yen in the previous year. The ratio of net income to consolidated sales was 1.2%. Sony registered net income per Depositary Share (each Depositary Share represents one share of Common Stock) of 134.0 yen, compared with a net loss per Depositary Share of
   696.9 yen in the previous year.

   Segment Information

         The following discussion is based on segment information (refer to Note 18 of Notes to Consolidated Financial Statements) and differs from the sales classification described in Products and Sales and Distribution in Item 1.

         By industry segment, sales in the Electronics Business rose 15.6% and operating income surged 56.7%, reflecting the increase in sales and Companywide efforts to cut costs and expenses. Operating income as a percentage of sales in the Electronics Business improved from 3.9% to 5.3%.
         In the Entertainment Business, sales rose 7.7%. Operating income of
   54.9 billion yen was posted, compared with an operating loss of 273.3 billion yen in the previous fiscal year, which was the result of the write-off of goodwill and additional losses in the Pictures Group. Operating income as a percentage of sales in the Entertainment Business amounted to 6.5%. The Pictures Group posted operating income thanks to several hit films, successful television syndication in the U.S., management efforts to control costs, and lower amortization charges following the previous year's write-off of goodwill. The operating income of the Music Group declined from the previous year due to the weak U.S. retail environment, which was not totally offset by a strong international performance.
         In Insurance and financing, revenues soared 61.7% from the previous year and operating income climbed 40.6%. These gains were primarily the result of a strong performance by Sony Life Insurance Co., Ltd. Operating income as a percentage of revenues in Insurance and financing declined from 3.9% to 3.4%.

         By geographic area, Sony's sales increased significantly in all areas. In Japan, sales advanced 14.6%, mainly as the result of an increase in sales in the Electronics Business, and operating income soared 94.5%. Consequently, operating income as a percentage of sales was 4.8%, a major improvement from 2.9% in the previous year. In the U.S., due to a 13.2% increase in overall sales as well as improved profit from Pictures Group operations, operating income was recorded. In the previous fiscal year, a large operating loss was posted due to the write-off of goodwill and additional losses in the Pictures Group. In Europe, while sales climbed 16.0%, operating income rose only 3.5% and operating income as a percentage of sales worsened from 5.9% in the previous year to 5.3%. In Other Areas, sales rose 15.7%, operating income increased 16.5%, and operating income as a percentage of sales improved marginally, to 4.7%.


   (The fiscal year ended March 31, 1995 compared to the fiscal year ended March 31, 1994)

   Sales and Operating Revenue

         Sony's consolidated sales during the fiscal year ended March 31, 1995, amounted to 3,990.6 billion yen, a 6.6% increase from the previous year.

         In Electronics, sales in Video Equipment rose 3.4% from the previous year, thanks to the growth of broadcast- and industrial-use video products, including Digital Betacam VTRs, and increased unit sales of home-use video decks. Sales in Audio Equipment grew 6.9%, reflecting significant increases of unit sales of such major products as CD players and Walkman. Sales in Televisions increased 14.7%, led by favorable sales of color TVs and computer displays. Sales in Other Products rose 8.9%, on the strength of semiconductors, electronic components, telephones, and batteries. In addition, the 32-bit home video game system PlayStation contributed to rising sales in this category.

         In Entertainment, sales in the Music Group advanced 7.2% over the previous year despite the appreciation of the yen, due to the popularity of many of its artists throughout the world. Sales in the Pictures Group declined 14.1%, due to the appreciation of the yen as well as disappointing box office results from several films released during the fiscal year.

         In Insurance and financing, revenues increased 21.8% from the previous year.

         By geographic area, sales in Japan increased 7.0%, supported by a strong performance in Televisions and the introduction of the PlayStation. Sales in Europe rose 8.7%, due to growth in overall Electronics Business sales, led by strong sales in Televisions, and a favorable performance in the Music Group. Sales advanced 14.4% in Other Areas, due to the continuing exceptionally healthy expansion of Electronics Business in Asia, but fell 0.2% in the U.S., due to the appreciation of the yen and a decline in Pictures Group sales. Sales in Japan accounted for 27.7% of consolidated sales, with overseas sales accounting for 72.3%, an decrease of 0.1 percentage point from the previous year.


   Impact of Foreign Exchange Trends

         During the fiscal year ended March 31, 1995, overseas sales were denominated approximately 61% in U.S. dollars, 8% in deutsche mark, 6% in Singapore dollars, and 5% in pounds sterling. In total, approximately 97% of overseas sales were denominated in foreign currencies. In terms of average rate, the yen rose approximately 9% against the U.S. dollar, 1% against the deutsche mark, and 5% against the pound sterling. It is estimated that consolidated sales would have been approximately 185 billion yen higher than the reported figure if the value of the yen had remained the same as in the previous fiscal year. On a local currency basis, sales in the U.S. rose approximately 12% in the Electronics Business and 15% in the Music Group and fell 9% in the Pictures Group. On the same basis, in Europe, sales in the Electronics Business rose approximately 13%, and those in Other Areas increased 23%.
         To minimize the adverse effects of foreign exchange fluctuations on its financial results, Sony promotes the localization of its operations, from R&D to design, materials and parts procurement, and manufacturing. During the fiscal year ended March 31, 1995, approximately 42% of total manufacturing in Sony's Electronics Business was conducted outside Japan, and the percentage is expected to continue to rise in the future. Foreign exchange forward contracts and foreign currency options are employed to hedge against foreign exchange risks in Sony's export and import transactions. In addition, currency swap agreements are entered into for certain foreign currency denominated borrowings and debt.


   Write-off of Goodwill

         During the second quarter of the fiscal year ended March 31, 1995, Sony decided to make an important change in its method of accounting for assessing the carrying value of its investments in acquired businesses, including goodwill. The effect of this accounting change was to reduce the goodwill associated with the acquisition of Columbia Pictures Entertainment, now named Sony Pictures Entertainment (SPE), by 265.2 billion yen.
         Since Sony acquired SPE in 1989, SPE had grown to become one of the top-tier companies in the motion picture industry, achieving top-level U.S. box office revenues for three consecutive years until 1993. After this, however, SPE's performance began to deteriorate, and the company recorded a significant operating loss during the fiscal year ended March 31, 1994. In light of Sony's substantial investment, SPE had not provided adequate returns. In conjunction with the resignation of SPE's top management, Sony reevaluated its investment strategy in the Pictures Group. As a result, Sony concluded that additional funding would be necessary. Based on this decision, Sony reevaluated its method of assessing the carrying value of its investments in acquired businesses and wrote off a portion of goodwill in the Pictures Group representing the unrecoverable amount of its investment. This write-off of goodwill did not have any impact on cash flows.
         Also during the second quarter of the fiscal year ended March 31, 1995, additional losses amounting to approximately 50 billion yen were incurred in the Pictures Group, arising from a combination of unusual items, such as abandoning a large number of projects in development and providing for settlement of outstanding lawsuits and contract claims.

         From the latter part of the fiscal year ended March 31, 1995, Sony has begun rebuilding and strengthening the Pictures Group and is working to revitalize the three core businesses in the Group: motion pictures, television programming and distribution, and theatrical exhibition. In an intensive effort to streamline operations and raise efficiency in its motion picture operations, the Pictures Group has been tightening control over movie production and overhead costs, and has integrated the distribution and marketing divisions of its two studios to simplify its organization and reduce costs. In addition, to create more opportunities to generate new revenue, the Pictures Group has increased production starts while minimizing financial risks in the film production by strengthening business alliances with independent production companies.


   Cost of Sales, Selling, General and Administrative Expenses, and Operating
   Loss

         The revenue and expenses of Insurance and financing are not included in the figures in the following two paragraphs.

         Cost of sales rose 5.8%, to 2,916.5 billion yen, and the ratio of cost of sales to consolidated sales improved 0.2 percentage point, to 75.7%. Despite additional losses in the Pictures Group, the improvement in the cost of sales ratio was indicative of Companywide efforts to reduce costs in the Electronics Business and a decrease in depreciation and amortization expenses resulting from efforts to limit capital expenditures during the prior three fiscal years. Research and development expenses rose 4.0% from the previous year, to 239.2 billion yen, but as a percentage of consolidated sales edged down 0.1 percentage point, to 6.2%.

         Selling, general and administrative expenses increased 8.2%, to 842.8 billion yen, reflecting an increase in expenses for sales promotions and additional losses in the Pictures Group. These expenses as a percentage of consolidated sales increased 0.4 percentage point, to 21.9%. As a result of the write-off of goodwill in the Pictures Group (mentioned previously under "Write-off of Goodwill"), amortization of goodwill for the Pictures Group included in selling, general and administrative expenses declined approximately 4.7 billion yen.

         Insurance and financing expenses rose 29.7% from the previous year, to
   132.8 billion yen.

         Due to the write-off of goodwill and additional losses in the Pictures Group, Sony posted an operating loss of 166.6 billion yen, compared with operating income of 107.0 billion yen in the previous year.


   Other Income and Expenses

         Other income fell 28.4%, to 77.6 billion yen, due chiefly to a decline in foreign exchange gain, net, and a decrease in interest income accompanying lower interest rates in Japan.
         Other expenses were up 16.5%, to 131.9 billion yen, reflecting an increase in loss on disposal and sales of fixed assets accompanying the merging and streamlining of certain manufacturing subsidiaries.
         Among other income and expenses, the balance of interest and dividend income less interest expenses resulted in net interest payments of 43.0 billion yen, a deterioration of 6.8 billion yen from the previous year.


   Loss before Income Taxes and Net Loss

         As a result of the aforementioned factors, Sony recorded a loss before income taxes of 220.9 billion yen and a net loss of 293.4 billion yen, compared with income before income taxes of 102.2 billion yen and net income of 15.3 billion yen in the previous year. Sony registered a net loss per Depositary Share (each Depositary Share represents one share of Common Stock) of 696.9 yen, compared with net income per Depositary Share of 42.1 yen in the previous year.

   Segment Information

         The following discussion is based on segment information and differs from the sales classification described in Products and Sales and Distribution in Item 1.

         By industry segment, sales in the Electronics Business rose 8.3% and operating income surged 40.5%, reflecting the rise in sales and cost-cutting efforts, including Companywide streamlining and expansion of overseas production. Operating income as a percentage of sales in the Electronics Business thus rose from 3.0% to 3.9%.
         In the Entertainment Business, however, sales fell 1.6% and an operating loss of 273.3 billion yen was recorded due to the write-off of goodwill and additional losses in the Pictures Group. However, in the second half of the fiscal year ended March 31, 1995, the Pictures Group returned to profitability, compared with an operating loss for the same period of the previous year. This was a result of several successful films released during the fourth quarter, such as Legends of the Fall and Little Women, efforts to rebuild the group's business, and decreased amortization charges following the write-off of goodwill. Operating income in the Music Group fell below the previous year's level due primarily to the appreciation of the yen.
         In Insurance and financing, revenues increased 18.9% from the previous year and operating income fell 48.2%. Operating income as a percentage of revenues in Insurance and financing declined from 8.9% to 3.9%.

         By geographic area, sales fell 4.0% in the U.S. due to the appreciation of the yen and the decline in Pictures Group sales, but sales in Japan, Europe, and Other Areas rose 14.5%, 9.5%, and 27.8%, respectively. Due to the write-off of goodwill and additional losses recorded in the Pictures Group, an operating loss was recorded in the U.S. However, substantial gains in operating income of 23.9%, 18.3%, and 27.7%, respectively, were recorded in Japan, Europe, and Other Areas, corresponding to operating income as a percentage of net sales of 2.9%, 5.9%, and 4.6%, all higher than the previous year's figures. The growth in sales and operating income in Japan was attributable to an increase in the export sales of the Company resulting from the readjustment of certain business operations related to the manufacture of products and their export to the U.S. and Europe that had previously been entrusted to subsidiaries in Southeast Asia. The rise in sales and operating income in Other Areas reflected market expansion and increased production in Asia.


   Compliance with Statements of Financial Accounting Standards

         In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires that long-lived assets and certain identifiable intangibles held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or intangibles may not be recoverable. This Statement will be effective for the year beginning April 1, 1996. However, the Company anticipates that the effect of adoption will not be material.

   Item 10.   Directors and Officers of Registrant

         On April 1, 1995, Chief Executive Officer Norio Ohga assumed the office of Chairman of the Board and Nobuyuki Idei assumed the office of President and Chief Operating Officer.

         Set forth below are the names of the Company's Directors and Statutory Auditors as of July 1, 1996.

                                                                                            Director/Statutory
           Name                                      Position                                 Auditor since
- - ------------------------------------  ---------------------------------------------  -------------------------------
   Norio Ohga                            Chairman and                                          1964
                                         Representative Director
                                         Chief Executive Officer

   Tsunao Hashimoto                      Vice Chairman and                                     1980
                                         Representative Director
                                         Chief Human Resources Officer

   Nobuyuki Idei                         President and                                         1989
                                         Representative Director
                                         Chief Operating Officer

   Minoru Morio                          Executive Deputy President and                        1988
                                         Representative Director
                                         Chief Technology Officer

   Kozo Ohsone                           Executive Deputy President and                        1987
                                         Representative Director

   Yoshiyuki Kaneda                      Executive Deputy President and                        1986
                                         Representative Director
                                         Chief Production Officer

   Tamotsu Iba                           Executive Deputy President and                        1992
                                         Representative Director
                                         Chief Financial Officer

   Fumio Kohno                           Senior Managing Director                              1980

   Kiyoshi Yamakawa                      Senior Managing Director                              1984

   Junichi Kodera                        Senior Managing Director                              1985
                                         Chief Marketing Officer

   Jiro Aiko                             Senior Managing Director                              1987

   Kenji Tamiya                          Senior Managing Director                              1986
                                         Chief Communications Officer

   Masahiro Takahashi                    Senior Managing Director                              1987

   Akira Nagano                          Managing Director                                     1988

   Sumio Sano                            Managing Director                                     1990

   Hideo Nakamura                        Managing Director                                     1991

   Suehiro Nakamura                      Managing Director                                     1992

   Katsuhito Hayashi                     Managing Director                                     1993

   Teruaki Aoki                          Managing Director                                     1989

   Kenichi Oyama                         Managing Director                                     1993

   Toshitada Doi                         Director                                              1988

   Jakob J. Schmuckli                    Director                                              1989

   Masayuki Takano                       Director                                              1990

   Seiichi Watanabe                      Director                                              1990

   Kenji Hori                            Director                                              1991

   Toshiyuki Yamada                      Director                                              1992

   Katsuaki Tsurushima                   Director                                              1992

   Yasumasa Mizushima                    Director                                              1993

   Kunitake Ando                         Director                                              1994

   Masahiro Hayashi                      Director                                              1995

   Masayoshi Morimoto                    Director                                              1995

   Shizuo Takashino                      Director                                              1995

   Takeo Eguchi                          Director                                              1995

   Shigeyuki Ochi                        Director                                              1996

   Toshiharu Sawada                      Director                                              1996

   Akiyosi Kawashima                     Director                                              1996

   Kenichi Kamiya                        Director                                              1989

   Peter G. Peterson                     Director                                              1991

   Nobuo Kanoi                           Standing Statutory Auditor                            1996

   Akihisa Ohnishi                       Standing Statutory Auditor                            1993

   Yoshisuke Mohri                       Standing Statutory Auditor                            1994

   Kazuaki Morita                        Statutory Auditor                                     1995

         All of the above persons, with the exception of Mr. Kenichi Kamiya, Advisor of The Sakura Bank, Limited, Mr. Peter G. Peterson, Chairman of The Blackstone Group, and Mr. Kazuaki Morita are engaged full-time in the affairs of Sony.

         All Directors and Statutory Auditors shall be elected by the general meeting of shareholders. In general, the term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after their assumption of office, and the term of office of Statutory Auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within three years after their assumption of office; however, they may serve any number of consecutive terms.

         The Directors constitute the Board of Directors, which has the ultimate responsibility for administration of the Company's affairs. The Board of Directors may elect from among its members a Chairman and Director, a Vice Chairman and Director, and a President and Director, and one or more Executive Deputy Presidents and Directors, Senior Managing Directors and Managing Directors. From among the Directors the Board of Directors shall elect one or more Representative Directors. Each of the Representative Directors has the authority individually to represent the Company in the conduct of its affairs.

         The Statutory Auditors of the Company are not required to be and are not certified public accountants. However, at least one of the Statutory Auditors should be a person who has not been a director, general manager or employee of the Company or any of its subsidiaries during the five-year period prior to his election as a Statutory Auditor. The Statutory Auditors may not at the same time be Directors, managers or employees of the Company. Each Statutory Auditor has the statutory duty to examine the financial statement and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration by the Directors of the Company's affairs. They are entitled to participate in meetings of the Board of Directors but are not entitled to vote.

         Under the Law concerning Special Measures to the Commercial Code with respect to Audit, the Board of Statutory Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Statutory Auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The Board of Statutory Auditors is empowered to establish audit principles, the method of examination by Statutory Auditors of the Company's affairs and financial position and other matters concerning the performance of the Statutory Auditors' duties.

         There is not any arrangement or understanding between a Director or a Statutory Auditor and any other person pursuant to which he was selected as a Director or a Statutory Auditor.


   Item 11.   Remuneration of Directors and Statutory Auditors

   (a) The aggregate amount of remuneration, including bonuses, paid by Sony to all Directors and Statutory Auditors of the Company as a group (44 persons) who served during the fiscal year ended March 31, 1996, was approximately 5,269 million yen.

   (b) The aggregate amount accrued for lump-sum severance indemnities by Sony during the fiscal year for Directors of the Company totaled 860 million yen. (See Note 12 of Notes to Consolidated Financial Statements.)

   Item 12.   Options to Purchase Securities from Registrant or Subsidiaries

         As of September 1, 1996, the Company had granted the following outstanding Warrants to purchase shares of Common Stocks to certain Directors and senior executive staff members as part of their compensation.

                 Number of Shares               Initial Issue Price per Share*            Exercise Period
         ---------------------------------     --------------------------------       ------------------------
         Number of shares of                              5,330 yen                     October 1, 1995 to
         Common Stock having an                                                         August 31, 1999
         issue price of 1 billion yen

         Number of shares of                              7,022 yen                     October 1, 1996 to
         Common Stock having an                                                         August 15, 2000
         issue price of 2 billion yen

         * Subject to antidilution adjustment


   Item l3.   Interest of Management in Certain Transactions

   (a) None of the information which the Company is required by Japanese law or stock exchange requirements to disclose to its shareholders or otherwise make public with respect to the interest of management in certain transactions relates to any material transaction required to be disclosed by this item.

   (b) None.


                                     PART II

   Item 14.   Description of Securities to be Registered

   Not applicable.


                                     PART III

   Item 15.   Defaults Upon Senior Securities

   None.


   Item l6. Changes in Securities and Changes in Security for Registered Securities

   (a) None.

   (b) None.

   (c) None.

   (d) None.

                                     PART IV

   Item l7.   Financial Statements

   Not applicable.


   Item 18.   Financial Statements

   See Financial Statements.


   Item 19.   Financial Statements and Exhibits

   (a) Financial Statements
       See accompanying index to Consolidated Financial Statements.

   (b) Exhibits
       None.

                                   SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                SONY CORPORATION
                                (Registrant)

                                 /s/ SUMIO SANO
                             BY ---------------------
                                Sumio Sano
                                Managing Director

         September 25, 1996
   Date ---------------------

                          S O N Y  C O R P O R A T I O N

                         AND CONSOLIDATED SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 1996

                                SONY CORPORATION
                          AND CONSOLIDATED SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                        Page
                                                                        ----

Report of independent accountants                                       F- 2

Consolidated balance sheets at March 31, 1995 and 1996                  F- 3

Consolidated statements of income and retained earnings
 for the years ended March 31, 1994, 1995 and 1996                      F- 5

Consolidated statements of cash flows
 for the years ended March 31, 1994, 1995 and 1996                      F- 7

Notes to consolidated financial statements                              F-10

Financial statement schedule
 for the years ended March 31, 1994, 1995 and 1996
  II - Valuation and qualifying accounts                                F-42


All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

Financial statements of majority-owned subsidiaries of the registrant not consolidated and of 50% or less owned persons accounted for by the equity method have been omitted because the registrant's proportionate share of the income from continuing operations before income taxes, and total assets of each such company is less than 20% of the respective consolidated amounts, and the investment in and advances to each company is less than 20% of consolidated total assets.

                        Report of Independent Accountants


To the Stockholders and Board of Directors of Sony Corporation (Sony Kabushiki Kaisha)


In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its consolidated subsidiaries at March 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 2 and 3 to the consolidated financial statements, the company changed its methods of accounting for assessing the carrying values of its investments in acquired businesses including goodwill and for investments in debt and equity securities in the year ended March 31, 1995.




 /s/ PRICE WATERHOUSE
- - ----------------------
Price Waterhouse
May 10, 1996
Tokyo, Japan

                          S O N Y  C O R P O R A T I O N
                          AND CONSOLIDATED SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                     ASSETS

                                                                  Yen in millions
                                                          ----------------------------
                                                                    March 31
                                                          ----------------------------
                                                              1995              1996
                                                          ----------        ----------
Current assets:

  Cash and cash equivalents                                  475,555           459,339
  Time deposits                                               16,173            32,605
  Marketable securities                                       66,617            28,420
  Notes and accounts receivable, trade                       675,111           923,566
  Allowance for doubtful accounts and sales returns          (48,185)          (68,763)
  Inventories                                                723,383           856,638
  Deferred income taxes                                       77,883            83,291
  Prepaid expenses and other current assets                  160,161           208,891
                                                          ----------        ----------
     Total current assets                                  2,146,698         2,523,987
                                                          ----------        ----------

Noncurrent inventories-film                                  141,651           186,007
                                                          ----------        ----------
Investments and advances:

  Affiliated companies                                        39,313            40,470
  Securities investments and other                           445,539           640,182
                                                          ----------        ----------
                                                             484,852           680,652
                                                          ----------        ----------
Property, plant and equipment:

  Land                                                       153,347           164,563
  Buildings                                                  638,282           714,419
  Machinery and equipment                                  1,481,053         1,618,612
  Construction in progress                                    65,312            78,078
                                                          ----------        ----------
                                                           2,337,994         2,575,672
  Less-Accumulated depreciation                            1,308,693         1,454,913
                                                          ----------        ----------
                                                           1,029,301         1,120,759
                                                          ----------        ----------
Other assets:

  Intangibles                                                 82,555           104,733
  Goodwill                                                   121,383           148,729
  Deferred insurance acquisition costs                        79,716           112,820
  Other                                                      137,764           168,038
                                                          ----------        ----------
                                                             421,418           534,320
                                                          ----------        ----------

                                                           4,223,920         5,045,725
                                                          ==========        ==========




        The accompanying notes are an integral part of these statements.

                          S O N Y  C O R P O R A T I O N
                          AND CONSOLIDATED SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                            Yen in millions
                                                     ----------------------------
                                                               March 31
                                                     ----------------------------
                                                        1995              1996
                                                     ----------       -----------
Current liabilities:

  Short-term borrowings                                 408,943           292,396
  Current portion of long-term debt                      55,204           133,863
  Notes and accounts payable, trade                     543,461           565,044
  Accounts payable, other and accrued expenses          342,803           418,612
  Dividends payable                                       9,539             9,467
  Accrued income and other taxes                         73,686            74,029
  Other                                                 175,323           214,189
                                                     ----------        ----------
     Total current liabilities                        1,608,959         1,707,600
                                                     ----------        ----------
Long-term liabilities:

  Long-term debt                                        906,486         1,203,592
  Accrued pension and severance costs                   109,888           123,959
  Deferred income taxes                                 125,448           160,398
  Future insurance policy benefits and other            273,093           447,316
  Other                                                  93,098           126,233
                                                     ----------        ----------
                                                      1,508,013         2,061,498
                                                     ----------        ----------

Minority interest in consolidated subsidiaries           99,140           107,454
                                                     ----------        ----------
Stockholders' equity:

  Common stock, 50 yen par value-
     Authorized: 1,350,000,000 shares
     Issued: 1995 - 373,911,490 shares                  299,589
             1996 - 374,067,706 shares                                    299,885
  Additional paid-in capital                            441,241           441,735
  Legal reserve                                          27,620            31,380
  Unrealized gain on securities                          64,972            81,333
  Retained earnings                                     585,553           617,343
  Cumulative translation adjustment                    (411,167)         (302,503)
                                                     ----------        ----------
                                                      1,007,808         1,169,173
                                                     ----------        ----------

Commitments and contingent liabilities


                                                      4,223,920         5,045,725
                                                     ==========        ==========




        The accompanying notes are an integral part of these statements.

                          S O N Y  C O R P O R A T I O N
                          AND CONSOLIDATED SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                             Yen in millions
                                             ---------------------------------------------

                                                           Year ended March 31
                                             ---------------------------------------------
                                                1994             1995              1996
                                             ----------       ----------        ----------
Sales and operating revenue:
   Net sales                                  3,609,873        3,826,693         4,339,411
   Insurance and financing revenue              113,881          138,747           231,198
   Other operating revenue                       20,531           25,143            21,956
                                             ----------       ----------        ----------
                                              3,744,285        3,990,583         4,592,565
                                             ----------       ----------        ----------
Costs and expenses:
   Cost of sales                              2,755,840        2,916,475         3,216,806
   Selling, general and administrative          779,085          842,783           917,887
   Insurance and financing expenses             102,398          132,798           222,548
   Goodwill write-off                              --            265,167              --
                                             ----------       ----------        ----------
                                              3,637,323        4,157,223         4,357,241
                                             ----------       ----------        ----------

Operating income (loss)                         106,962         (166,640)          235,324
                                             ----------       ----------        ----------
Other income:
   Interest and dividends                        28,568           22,362            18,053
   Foreign exchange gain, net                    35,435           22,789              --
   Other                                         44,368           32,417            55,253
                                             ----------       ----------        ----------
                                                108,371           77,568            73,306
                                             ----------       ----------        ----------
Other expenses:
   Interest                                      64,734           65,354            67,095
   Foreign exchange loss, net                      --               --              25,580
   Other                                         48,437           66,522            77,796
                                             ----------       ----------        ----------
                                                113,171          131,876           170,471
                                             ----------       ----------        ----------
Income (loss) before income taxes               102,162         (220,948)          138,159
                                             ----------       ----------        ----------
Income taxes:
   Current                                       59,869           84,108            72,088
   Deferred                                      18,743          (18,935)            5,070
                                             ----------       ----------        ----------
                                                 78,612           65,173            77,158
                                             ----------       ----------        ----------

Income (loss) before minority interest           23,550         (286,121)           61,001
Minority interest in consolidated
  subsidiaries                                    8,252            7,235             6,749
                                             ----------       ----------        ----------

Net income (loss)                                15,298         (293,356)           54,252
                                             ==========       ==========        ==========


                          (Continued on following page)





        The accompanying notes are an integral part of these statements.

                          S O N Y  C O R P O R A T I O N
                          AND CONSOLIDATED SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS


                                   (Continued)

                                                                      Yen in millions
                                                         ----------------------------------------

                                                                     Year ended March 31
                                                         ----------------------------------------
                                                            1994            1995           1996
                                                         ---------        -------        --------
Net income (loss) (from preceding page)                    15,298        (293,356)         54,252

Retained earnings:
  Balance, beginning of year                              907,454         901,847         585,553
  Common stock issue costs, net of tax                        (11)             (8)             (2)
  Cash dividends                                          (18,673)        (18,692)        (18,700)
  Transfer to legal reserve                                (2,221)         (4,238)         (3,760)
                                                         --------        --------        --------
  Balance, end of year                                    901,847         585,553         617,343
                                                         ========        ========        ========


                                                                              Yen
                                                         ----------------------------------------
Per common share:
  Net income (loss)                                          42.1          (696.9)          134.0
  Cash dividends                                             50.0            50.0            50.0






        The accompanying notes are an integral part of these statements.

                          S O N Y  C O R P O R A T I O N
                          AND CONSOLIDATED SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        Yen in millions
                                                            ---------------------------------------

                                                                      Year ended March 31
                                                            ---------------------------------------
                                                              1994           1995             1996
                                                              ----           ----             ----
Cash flows from operating activities:
  Net income (loss)                                          15,298        (293,356)         54,252
  Adjustments to reconcile net income (loss)
    to net cash provided by operating activities-
     Depreciation and amortization,
       including amortization of deferred
       insurance acquisition costs                          242,458         226,984         227,316
     Goodwill write-off                                        --           265,167            --
     Accrual for pension and severance costs,
       less payments                                         11,566          15,364           9,604
     Loss on disposal of fixed assets                         3,758          17,838           9,429
     Deferred income taxes                                   18,743         (18,935)          5,070
     Changes in assets and liabilities:
       Increase in notes and accounts receivable             (2,849)       (116,093)       (150,158)
       (Increase) decrease in inventories                    13,019         (86,740)        (69,157)
       Increase in other current assets                     (11,151)         (4,385)        (32,117)
       Increase (decrease) in notes
         and accounts payable                                 5,804          56,112          (4,169)
       Increase (decrease) in accrued income
         and other taxes                                    (18,051)         10,528          (6,064)
       Increase in other current liabilities                 29,042          57,309          54,438
       Increase in future insurance policy benefits
         and other                                           54,002          76,100         174,223
     Other                                                  (23,828)        (23,954)        (38,490)
                                                           --------        --------        --------

           Net cash provided by operating activities        337,811         181,939         234,177
                                                           ========        ========        ========

                          (Continued on following page)



        The accompanying notes are an integral part of these statements.

                          S O N Y  C O R P O R A T I O N
                          AND CONSOLIDATED SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     Yen in millions
                                                        ---------------------------------------

                                                                   Year ended March 31
                                                        ---------------------------------------
                                                         1994             1995            1996
                                                        -------         -------         -------
Cash flows from investing activities:
  Payments for purchases of fixed assets               (198,132)       (222,861)       (250,157)
  Proceeds from sales of fixed assets                     8,931           6,637          22,823
  Payments for investments and advances                (387,876)       (326,684)       (490,330)
  Proceeds from sales of investment
    securities and collections of advances              346,835         273,919         313,769
  Payments for purchases of marketable
    securities                                          (64,316)       (115,244)        (54,964)
  Proceeds from sales of marketable securities           55,990          81,432         101,913
  (Increase) decrease in time deposits                   20,840          27,595         (12,359)
  Other                                                   1,398          (2,727)         (1,694)
                                                       --------        --------        --------

           Net cash used in investing activities       (216,330)       (277,933)       (370,999)
                                                       ========        ========        ========

                          (Continued on following page)





        The accompanying notes are an integral part of these statements.

                          S O N Y  C O R P O R A T I O N
                          AND CONSOLIDATED SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  Yen in millions
                                                     ----------------------------------------

                                                                Year ended March 31
                                                     ----------------------------------------
                                                       1994            1995            1996
                                                     ---------       --------        --------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt            287,389          29,853         381,239
  Payments of long-term debt                         (193,867)        (69,039)        (87,500)
  Increase (decrease) in short-term borrowings       (193,970)        153,515        (145,527)
  Dividends paid                                      (18,641)        (18,681)        (18,772)
  Other                                                   105          (2,595)          1,037
                                                     --------        --------        --------
           Net cash provided by (used in)
             financing activities                    (118,984)         93,053         130,477
                                                     --------        --------        --------
  Effect of exchange rate changes on cash
    and cash equivalents                               (7,503)         (5,735)         (9,871)
                                                     --------        --------        --------

  Net decrease in cash and cash equivalents            (5,006)         (8,676)        (16,216)
  Cash and cash equivalents at beginning
    of year                                           489,237         484,231         475,555
                                                     --------        --------        --------

  Cash and cash equivalents at end of year            484,231         475,555         459,339
                                                     ========        ========        ========




        The accompanying notes are an integral part of these statements.

                           S O N Y  C O R P O R A T I O N
                          AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. Nature of operations:

The company is engaged in the development, manufacture and sale of various kinds of electronic equipment, instruments and devices. The company's principal manufacturing facilities are located in Japan, the United States, Europe, and Asia, and its products are marketed by sales subsidiaries and unaffiliated local distributors throughout the world. The company is also engaged worldwide in the development, production, manufacture and distribution of recorded music, in all commercial formats and musical genres, and image-based software, including film, video, television and new entertainment technologies. Further, the company is engaged in insurance and financing activities. These activities are carried on principally through a Japanese stock life insurance subsidiary and also a Japanese financing subsidiary.



2. Summary of significant accounting policies:

The parent company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domicile. Certain adjustments and reclassifications, including those relating to the tax effects of temporary differences, capitalization of stock purchase warrants, deferral of insurance acquisition costs, the accrual of certain expenses and the accounting for foreign currency translation, have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America ( U.S. GAAP ). These adjustments were not recorded in the statutory books of account.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting policies are as follows:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiary companies. All significant intercompany transactions and accounts are eliminated. Investments in 20% to 50% owned companies are stated at cost plus equity in undistributed earnings; consolidated net income (loss) includes the company's equity in current earnings
(loss) of such companies, after elimination of unrealized intercompany profits.

On occasion, a subsidiary or affiliated company accounted for by the equity method may issue its shares to third parties as either a public offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than the company's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from change in interest are recorded in income for the year the change in interest transaction occurs.

The excess of the cost over the underlying net equity of investments in subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

During the year ended March 31, 1995, the company changed its method of accounting for assessing the carrying value of its investments in acquired businesses including goodwill (see Note 3).

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of stockholders' equity.

Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting translation gains or losses are taken into income currently.

Revenue recognition -

Revenues from electronics sales and music are recognized when products are shipped to customers.

Motion picture revenue is recognized beginning on the date of theatrical exhibition. Revenue from television licensing agreements is recognized when the motion picture or television series first becomes available for telecast. Revenue from home videocassette sales is generally recognized on the date of shipment.

Insurance premiums are reported as earned when due and paid. Benefits and expenses are associated with earned insurance premiums so as to result in the recognition of profits over the life of the contracts. This association is accomplished through a provision for liabilities for future benefits and amortization of acquisition costs.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Debt and equity securities -

Unrealized gains and losses on debt securities and equity securities classified as available-for-sale, whose fair values are readily determinable, are reported in a separate component of stockholders' equity, net of tax. Debt securities that are expected to be held to maturity are reported at amortized cost.

Inventories -

Inventories in electronics and music entertainment are valued at cost, not in excess of market, cost being determined on the "average cost" basis except for the cost of finished products carried by certain subsidiary companies which is determined on the "first-in, first-out" basis.

Film costs include production, print, certain advertising costs and allocated overhead. Film costs are amortized in the proportion that revenue for a period relates to management's estimate of ultimate revenues. Unamortized film costs are compared with estimated net realizable value on an individual film basis and write-downs are recorded when indicated. Film costs for motion pictures and television programs that are expected to be amortized against revenues from primary markets are classified as current assets. Primary markets for motion pictures include theatrical, home videocassette and pay television. Primary markets for television programs include network and first-run syndication. All other film costs are classified as noncurrent.

Property, plant and equipment and depreciation -

Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment is computed on the declining-balance method for the parent company and Japanese subsidiaries and on the straight-line method for foreign subsidiary companies at rates based on estimated useful lives of the assets according to general class, type of construction and use. Significant renewals and additions are capitalized at cost. Maintenance and repairs and minor renewals and betterments are charged to income as incurred.

Intangibles and goodwill -

Intangibles, which mainly consist of artist contracts and music catalogs, are being amortized on a straight-line basis principally over 16 years and 21 years, respectively.

Goodwill recognized in acquisitions accounted for as purchases is being amortized on a straight-line basis principally over a 40-year period.

Deferred insurance acquisition costs -

Costs that vary with and are primarily related to acquiring new insurance policies are deferred and are being amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves.

Liability for insurance future policy benefits -

Liability for insurance future policy benefits is computed based on actuarial assumptions.

Accounting for the impairment of long-lived assets -

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires that long-lived assets and certain identifiable intangibles held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or intangibles may not be recoverable. This Statement will be effective for the year beginning April 1, 1996. However, the company anticipates that the effect of adoption will not be material.

Income taxes -

The provision for income taxes is computed based on the pretax income (loss) included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Derivative financial instruments -

Derivative financial instruments are used in the company's risk management of foreign currency and interest rate risk exposures of its financial assets and liabilities. Gains and losses on derivative financial instruments qualified as hedges to manage existing financial assets and liabilities are deferred and effectively offset gains and losses arising from the related assets and liabilities. Others used for hedging purposes but not qualifying for hedge accounting under U.S. GAAP are marked to market.

In July 1995, the Emerging Issues Task Force (EITF) of the FASB reached a consensus with regard to EITF Issue No.95-2, Determination of What Constitutes a Firm Commitment for Foreign Currency Transactions Not Involving a Third Party. EITF No.95-2 requires companies to mark to market forward exchange contracts to hedge intercompany foreign currency commitments which do not qualify as firm commitments as defined by such consensus. Accordingly, the company has applied the provisions of EITF No.95-2 effective as of the second quarter of the year ended March 31,1996. Previously, gains or losses on those forward exchange contracts to hedge intercompany foreign currency commitments have been deferred in accordance with FAS 52 and EITF No.91-1. The application of the provisions of EITF No.95-2 did not have a material impact on the results of operations for the year ended March 31,1996.

Net income (loss) per common share -

Net income (loss) per common share is computed based on the average number of shares of common stock outstanding during each period after consideration of the dilutive effect of common stock equivalents which include warrants and certain convertible bonds. Net income (loss) per common share is appropriately adjusted for any free distributions of common stock.

Distribution of common stock -

On occasion, the company may make a free distribution of common stock which is accounted for either by a transfer of the applicable par value from the additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account. Under the Japanese Commercial Code, a stock dividend can be effected by an appropriation of retained earnings to the common stock account by resolution of the general stockholders' meeting and the free share distribution with respect to the amount as appropriated by resolution of the Board of Directors' Meeting.

Common stock issue costs -

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.

Reclassifications -

Certain reclassifications of the financial statements and related footnote amounts in the years ended March 31, 1994 and 1995 have been made to conform with the presentation in the year ended March 31, 1996.


3.    Investments in acquired businesses including goodwill:

During the second quarter of the year ended March 31, 1995, the company changed its method of accounting for assessing the carrying value of its investments in acquired businesses including goodwill. Previously, the company assessed the carrying value of its investments in acquired businesses including goodwill on the basis of projections of undiscounted future operating cash flows plus an amount for an anticipated residual value.

The effect of this accounting change was to reduce the goodwill of the Entertainment segment associated with the Pictures Group by 265,167 million yen. This new accounting methodology was also applied to unrelated acquisitions and it was determined that the book value of these investments was recoverable from future operating cash flows of those businesses over the forecast period. Accordingly, no additional write-offs were necessary.

Since its acquisition in November 1989, there had been slower than expected growth of the businesses of the Pictures Group, higher than expected levels of operating costs and expenses and higher than anticipated capital investment requirements. The deterioration experienced in the year ended March 31, 1994 gave rise to a thorough internal review. Similar results experienced in the first half of the year ended March 31, 1995, together with the resignation of the Pictures Group top management, caused the company to conclude that additional funding would be needed to attain acceptable levels of profitability. In light of the level of investments and likelihood of additional funding requirements, the company determined in the second quarter of the year ended March 31, 1995 that a discounted cash flows method provided a preferable measurement of the recoverability of its investments in acquired businesses because this method recognizes the effect of the cost of capital. The discounted future results of the Pictures Group, based on the company's forecasts, were not sufficient to justify the carrying value as of the end of the second quarter of the year ended March 31, 1995.

In formulating the financial forecasts, the company considered historical performance and the medium-term plans as well as the longer-term economic outlook. These forecasts took into consideration market conditions during the second quarter of the year ended March 31, 1995 as well as foreseeable opportunities for future growth in existing lines of business. Although the company believed it could fund the Pictures Group over the entire forecast period, it had not determined whether additional investments would be made in areas other than the existing lines of business.

The operating cash flows were based upon the short-term plans in effect in the second quarter of the year ended March 31, 1995 that called for a substantial improvement in earnings through recovered market share and cost reductions. For the longer term, it was assumed that the low levels of inflation then existing would continue and that the industry would grow at a slightly better rate than the economy as a whole. At the end of the forecast period a residual was included based on an appropriate multiple of the final year's results.

The company believes that the forecast results, based on the historical financial trends and market conditions during the second quarter of the year ended March 31, 1995, were the best estimate of the company's future performance.

In arriving at the discounted net present value, the company used a discount rate of 9% reflecting its weighted average cost of funds, including a factor for equity allocated to the Pictures Group, commensurate with the risk associated with that business as indicated by reference to comparable industry statistics.

Over the entire forecast period, after giving effect to significant additional investment required to complete the investment program contemplated during the second quarter of the year ended March 31, 1995, the company forecast total operating cash flows of 4,166,374 million yen. Based on such forecasts, the cumulative results of the Pictures Group's operating cash flows on a discounted net present value basis of 309,005 million yen as of September 30, 1994 were insufficient to recover a significant portion of the investment. The amount of the resultant shortfall reduced the goodwill balance arising from the Pictures Group to 85,197 million yen as of September 30, 1994.

The changes in the company's goodwill during the years ended March 31, 1995 and 1996, are summarized as follows:

                                                                  Yen in
                                                                 millions
                                                                 --------
                   Balance at March 31, 1994                      424,482
                   Amortization of goodwill                        (8,037)
                   Goodwill write-off                            (265,167)
                   Translation adjustment and other               (29,895)
                                                                  -------
                   Balance at March 31, 1995                      121,383
                   Amortization of goodwill                        (5,145)
                   Translation adjustment and other                32,491
                                                                  -------

                   Balance at March 31, 1996                      148,729
                                                                  =======

4. Accumulated amortization of intangibles and goodwill:

Accumulated amortization of intangibles and goodwill, excluding the goodwill write-off described in Note 3, amounted to 117,149 million yen and 151,131 million yen at March 31, 1995 and 1996, respectively.

5. Cash flow information:

Cash payments during the year-

Cash payments for income taxes were 77,535 million yen, 80,499 million yen and 88,565 million yen for the years ended March 31, 1994, 1995 and 1996, respectively; in these respective years, interest payments were 67,828 million yen, 70,464 million yen and 69,882 million yen.

Noncash investing and financing activities-

Capital lease obligations of 1,971 million yen, 6,557 million yen and 9,563 million yen were incurred during the years ended March 31, 1994, 1995 and 1996, respectively.

Conversions of convertible debt into common stock and additional paid-in capital were 2,435 million yen, 791 million yen and 680 million yen for the years ended March 31, 1994, 1995 and 1996, respectively.


6. Inventories:

Inventories comprise the following:

                                                            Yen in millions
                                                         ---------------------
                                                                March 31
                                                         ---------------------
                                                          1995           1996
                                                         -------       -------
Current:
  Finished products                                      451,575       521,826
  Work in process                                        109,615       121,035
  Raw materials, purchased components and supplies       112,204       135,411
  Film - released                                         37,649        52,761
       - in process                                       12,340        25,605
                                                         -------       -------

                                                         723,383       856,638
                                                         =======       =======
Noncurrent:
  Film - released                                         85,720       115,796
       - in process                                       55,931        70,211
                                                         -------       -------
                                                         141,651       186,007
                                                         =======       =======

7. Account balances and transactions with affiliated companies:

Account balances and transactions with affiliated companies are presented below:

                                               Yen in millions
                                              -----------------
                                                  March 31
                                              -----------------
                                               1995       1996
                                              ------     ------

       Accounts receivable, trade             31,240     25,890
                                              ======     ======

       Accounts payable, trade                   464        425
                                              ======     ======

                                  Yen in millions
                        -----------------------------------
                               Year ended March 31
                        -----------------------------------
                         1994          1995          1996
                        -------       -------       -------
Sales                   209,525       226,237       123,623
                        =======       =======       =======

Purchases                 1,853         3,338         2,647
                        =======       =======       =======


Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 1994, 1995 and 1996 were 10,435 million yen, 4,721 million yen and 6,639 million yen, respectively.

8. Marketable securities and securities investments:

Marketable securities and securities investments and other include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost pertaining to available-for-sale securities are as follows:


                                                                   Yen in millions
                         -------------------------------------------------------------------------------------------------------
                                       March 31, 1995                                     March 31, 1996
                         --------------------------------------------------------------- ---------------------------------------
                                         Gross       Gross                                    Gross         Gross
                                      unrealized  unrealized     Fair                      unrealized     unrealized      Fair
                           Cost         gains       losses       value           Cost         gains         losses        value
                         -------      ----------  ----------     ----------    -------       --------      -------       -------
Available-for-sale:
  Debt
   securities            241,430         4,995       1,365       245,060       341,554        11,592         2,149       350,997

  Equity
   securities             65,097       130,765         906       194,956        49,842       158,279         1,006       207,115
                         -------       -------       -----       -------       -------       -------       -------       -------

    Total                306,527       135,760       2,271       440,016       391,396       169,871         3,155       558,112
                         =======       =======       =====       =======       =======       =======       =======       =======



At March 31, 1996, debt securities mainly consist of Japanese government and municipal bonds and corporate debt securities due within 1 to 15 years.

During the years ended March 31, 1995 and 1996, the net unrealized gains on available-for-sale securities included in the separate component of stockholders' equity, net of applicable taxes, decreased by 8,028 million yen and increased by 16,361 million yen, respectively.

Proceeds from sales of available-for-sale securities on a specifically identified average cost basis were 315,619 million yen, 299,727 million yen and 397,774 million yen for the years ended March 31, 1994, 1995 and 1996, respectively. On those sales, gross realized gains were 6,326 million yen, 3,440 million yen and 14,605 million yen and gross realized losses were 278 million yen, 1,863 million yen and 7,734 million yen, respectively.

The net change in unrealized gain or loss on trading securities that has been included in earnings during the years ended March 31, 1994, 1995 and 1996 was insignificant.

In the ordinary course of business, the company maintains long-term investment securities, included in securities investments and other, issued by a number of nonpublic companies. The aggregate carrying amounts of the investments in nonpublic companies were 12,653 million yen, 21,659 million yen and 20,554 million yen at March 31, 1994, 1995 and 1996, respectively. The corresponding fair values at those dates were not computed as such estimation was not readily determinable.


9. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 1996 comprise the following:

                                                                Yen in
                                                                millions
                                                                --------
       Loans, principally from banks, with interest
        ranging from 0.67% to 11.50% per annum                   142,310
       Commercial paper with interest ranging from
        5.18% to 5.50% per annum                                 150,086
                                                                --------

                                                                 292,396
                                                                ========

As at March 31, 1996, the company had unused lines of credit amounting to 789,070 million yen of which 272,614 million yen related to commercial paper programs and 108,929 million yen related to medium term notes. Under these programs, the company is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

Long-term debt at March 31, 1996 comprises the following:


                                                                                                   Yen in
                                                                                                  millions
                                                                                                  --------

Unsecured loans, representing obligations principally to banks, due 1996 to
  2012 with interest ranging from 0.76% to 10.13% per annum                                        189,777
Secured loans, representing obligations principally to insurance companies and
  banks, due 1996 to 2000 with interest ranging from 9.2% to 19.0% per annum                         3,350
Medium-term notes of consolidated subsidiaries due 1996 to 2006 with
  interest ranging from 3.23% to 8.04% per annum                                                   234,014
Unsecured 6.0% convertible debentures due 1997, convertible currently
  at 3,200.2 yen for one common share, redeemable before due date                                       12
Unsecured 2.0% convertible bonds due 2000, convertible currently at 4,159.9 yen
  for one common share, redeemable before due date                                                     418
Unsecured 0.15% convertible bonds due 2001, convertible currently at 6,519 yen
  for one common share, redeemable before due date                                                 300,000
Unsecured 1.5% convertible bonds due 2002, convertible currently at 4,387.9 yen
  for one common share, redeemable before due date                                                   1,603
Unsecured 1.4% convertible bonds due 2003, convertible currently at 5,415.5 yen
  for one common share, redeemable before due date                                                  31,740
Unsecured 1.4% convertible bonds due 2005, convertible currently at 7,990.9 yen
  for one common share, redeemable before due date                                                 298,595
Unsecured 0.125% convertible bonds of a consolidated subsidiary, due
  1998, convertible currently at 1,815 yen for one common share                                        331
Unsecured 0.1% bonds, due 1999 with detachable warrants                                              1,000
Unsecured 6.875% bonds due 2000                                                                     50,315
Unsecured 4.4% bonds due 2001                                                                       80,000
Unsecured 1.95% bonds of a consolidated subsidiary, due 1998                                        15,000
Unsecured 2.55% notes of a consolidated subsidiary, due 2000                                         5,000
Unsecured 9-7/8% senior subordinated notes of a consolidated subsidiary, due
  1998                                                                                              33,823
Unsecured Nikkei-linked coupon notes of a consolidated subsidiary, due 1997                          5,679
Unsecured 6.0% notes of a consolidated subsidiary, due 1997                                         10,768
Unsecured floating rate notes of a consolidated subsidiary, due 1997                                12,709
Unsecured floating rate notes of a consolidated subsidiary, due 1996                                16,656
Unsecured fixed coupon notes linked to the Yen/U.S. dollar rate of a consolidated
  subsidiary, due 2001                                                                                 691
Unsecured 5.7% notes of a consolidated subsidiary, due 1997, redeemable before
  due date                                                                                           4,254
Unsecured 7-1/2% bonds of a consolidated subsidiary, due 1996                                        1,889
Secured 5.3% bonds of a consolidated subsidiary, due 1996, redeemable before
  due date                                                                                           1,000
Secured 3.8% bonds of a consolidated subsidiary, due 2001, redeemable before
  due date                                                                                           3,000
Long-term capital lease obligations, 1.15% to 19.00% per annum, due 1996 to 2007                    29,569
Guarantee deposits received                                                                          6,262
                                                                                                 ---------
                                                                                                 1,337,455
Less - Portion due within one year                                                                 133,863
                                                                                                 ---------

                                                                                                 1,203,592
                                                                                                 =========

On September 1, 1995, the company issued 1 billion yen of 0.1% bonds, with detachable warrants. One warrant entitles the holders to subscribe 2 million yen for shares of common stock of the company at 5,330 yen per share (subject to adjustment in certain circumstances). Upon issuance of the bonds, the company bought all of these warrants and distributed such instruments at fair market value to the directors of the company as a part of their directors' remuneration. At March 31, 1996, 500 warrants were outstanding and will expire on August 31, 1999.

On February 26, 1996, the company issued 300 billion yen of 0.15% convertible bonds due 2001, which may be converted into shares of common stock of the company, at the option of the holder thereof, at any time. The conversion price is subject to adjustment in certain circumstances.

At March 31, 1996, 89,915 thousand shares of common stock would be issued upon conversion or exercise of all convertible debentures and warrants outstanding.

At March 31, 1996, property, plant and equipment with a book value of 4,415 million yen is mortgaged as security for loans and bonds issued by consolidated subsidiaries.

Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:



             Year ending
               March 31           Yen in millions
             -----------          ---------------
                 1997                 133,863
                 1998                 189,055
                 1999                  86,252
                 2000                  83,350
                 2001                 352,942


The basic agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantors will be furnished upon the banks' request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.


10. Insurance-related operations:

The company's stock life insurance subsidiary maintains accounting records as noted in Note 2 in accordance with the accounting principles and practices prescribed by the Japanese Ministry of Finance ( the "MOF" ), which vary in some respects from U.S. GAAP. Those differences are mainly:

that insurance acquisition costs are deferred and amortized generally over the premium-paying period of the insurance policies, that future policy benefits calculated locally under the authorization of the MOF are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions and that deferred income taxes are not recognized under local accounting practices. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect such items in accordance with U.S. GAAP.

The amounts of statutory net equity and accumulated deficit as of March 31, 1996 were 12,624 million yen and 9,376 million yen, respectively. Movements in these respective amounts were negligible compared with the previous year.

Deferred insurance acquisition costs-

Insurance acquisition costs to be deferred, such as commission expenses, medical examination and inspection report fees, etc., vary with and are primarily related to acquiring new insurance policies and are amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. Amortization charged to income for the years ended March 31, 1994, 1995 and 1996 amounted to 3,332 million yen, 7,148 million yen and 9,694 million yen, respectively.

Future insurance policy benefits-

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 3.5% to 6.25%, generally graded down after 10 to 20 years. Mortality, morbidity and withdrawal assumptions for all policies are based on either the life insurance subsidiary's own experience or various actuarial tables. At March 31, 1995 and 1996, future insurance policy benefits amounted to 251,599 million yen and 392,119 million yen, respectively.


11. Financial instruments:

The company has certain financial instruments including financial assets and liabilities and off-balance-sheet financial instruments incurred in the normal course of business. In applying a consistent risk management strategy, the company manages its exposure to market rate movements of its financial assets and liabilities through the use of derivative financial instruments which include currency forward exchange and option contracts and interest rate currency swap agreements designated as hedges. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, Deutsche Mark and other currencies of major industrialized countries. Although the company may be exposed to losses in the event of nonperformance by counterparties or interest and currency rate movements, it does not anticipate significant losses due to the nature of its counterparties or the hedging arrangements.

Following are explanatory notes regarding the financial assets and liabilities and off-balance-sheet financial instruments.

Cash and cash equivalents, time
  deposits and notes and accounts receivable, trade-

In the normal course of business, substantially all cash and cash equivalents, time deposits and notes and accounts receivable, trade, are highly liquid and are carried at amounts which approximate fair value.

Notes and accounts payable, trade-

In the normal course of business, substantially all notes and accounts payable, trade, are to be paid currently and their carrying amounts approximate fair value.

Short-term borrowings and long-term debt-

The fair values of short-term borrowings and total long-term debt including the current portion were estimated based on the discounted amounts of future cash flows using the company's current incremental borrowing rates for similar liabilities.

Derivative financial instruments-

The company enters into various currency forward exchange contracts, interest rate swap and interest rate currency swap agreements and foreign currency purchased and written options as a normal part of its risk management efforts, which include those transactions designed as hedges but that do not qualify for hedge accounting under U.S. GAAP. Gains and losses on those derivative financial instruments qualified for hedge accounting are deferred and effectively offset gains and losses on the underlying hedged assets and liabilities by recognizing them in the same period. Others used for hedging purposes but not qualified for hedge accounting under U.S. GAAP are marked to market. Such off-balance-sheet activities comprise the following:

Foreign exchange forward contracts, the majority of which mature within three months, are used to hedge the risk of changes in foreign currency exchange rates substantially associated with accounts receivable and payable and commitments on future trade transactions denominated in foreign currencies.

The purpose of the company's foreign currency hedging activities is to protect the company from the risk that the eventual Yen net cash inflows resulting from the sale of products to foreign customers will be adversely affected by changes in exchange rates. The contracted amounts outstanding at March 31, 1995 and 1996 were 1,287,491 million yen and 843,090 million yen, respectively. The fair values of these contracts were estimated based on the market quotes.

Interest rate swap and interest rate currency swap agreements mature during 1996 to 2003 and the related differentials to be paid or received are recognized in interest expense over the terms of the agreements. Currency swap portions of the interest rate currency swap agreements are marked to market at the end of each period and the foreign exchange gain or loss recognized on the swap offsets the foreign exchange gain or loss recorded on the foreign-denominated debt. These agreements were arranged to lower funding costs, to diversify sources of funding and to limit the company's exposure to loss in relation to underlying debt instruments resulting from adverse fluctuations in foreign currency exchange and interest rates. At March 31, 1995 and 1996, the aggregate notional principal amounts of the interest rate swap agreements were 155,672 million yen and 155,306 million yen, respectively, and those of the interest rate currency swap agreements were 228,524 million yen and 233,685 million yen, respectively. The fair values of such agreements were estimated based on the discounted amounts of net future cash flows.

The company entered into foreign currency option purchased contracts in the notional amounts of 84,498 million yen and 106,549 million yen at March 31, 1995 and 1996, respectively. These contracts, the majority of which expire within three months of the balance sheet dates, are used in conjunction with the forward exchange contracts to hedge foreign currency exposure arising from accounts receivable and commitments on future trade transactions denominated in foreign currencies. The company also entered into foreign currency option written contracts in the notional amounts of 105,869 million yen and 164,439 million yen at March 31, 1995 and 1996, respectively. The majority of these contracts are part of range forward contract arrangements and expire in the same month with the corresponding currency option contracts purchased shown above and are limited to those which lower the premiums paid. The fair values of such foreign currency options were estimated based on the values quoted by brokers.

A consolidated insurance subsidiary entered into government bond option written contracts as an integral part of short-term investing activities in order to fix the yields from bonds on hand to certain ranges. All of these contracts expire within two months of the balance sheet dates and their notional principal amounts were 76,693 million yen and 91,485 million yen at March 31, 1995 and 1996, respectively. For accounting purposes, those transactions do not qualify for hedge accounting. Accordingly, an unrealized loss of 526 million yen at March 31,1996 was charged to income. The fair values of such bond option written contracts were estimated based on the values quoted by brokers.

The estimated fair values of the company's financial instruments excluding debt and equity securities, both on and off the balance sheets, are summarized as follows:

                                                                                    Yen in millions
                                                                        ----------------------------------------
                                                                                                  Estimated
                                                                        Carrying amount           fair value
                                                                        ---------------           --------------
At March 31, 1995
 Cash and cash equivalents                                                  475,555                   475,555
 Time deposits                                                               16,173                    16,173
 Notes and accounts receivable, trade                                       675,111                   675,111
 Short-term borrowings                                                     (408,943)                 (408,943)
 Notes and accounts payable, trade                                         (543,461)                 (543,461)
 Long-term debt including the current portion                              (961,690)                 (929,704)
 Forward exchange contracts                                                  19,285                    48,742
 Interest rate and currency swap agreements                                       -                     5,778
 Option contracts purchased                                                     652                     7,386
 Option contracts written                                                      (351)                     (677)
 Bond option contracts written                                                 (307)                   (1,818)

At March 31, 1996

 Cash and cash equivalents                                                  459,339                   459,339
 Time deposits                                                               32,605                    32,605
 Notes and accounts receivable, trade                                       923,566                   923,566
 Short-term borrowings                                                     (292,396)                 (292,396)
 Notes and accounts payable, trade                                         (565,044)                 (565,044)
 Long-term debt including the current portion                            (1,337,455)               (1,247,781)
 Forward exchange contracts                                                  (2,226)                   (4,058)
 Interest rate and currency swap agreements                                       -                     9,740
 Option contracts purchased                                                   1,577                     1,577
 Option contracts written                                                    (1,232)                   (1,232)
 Bond option contracts written                                                 (526)                     (526)

12. Pension and severance plans:

On terminating employment, employees of the parent company and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below, based on current rates of pay and lengths of service. Under normal circumstances, the minimum payment prior to retirement age is an amount based on voluntary retirement. Employees receive additional benefits on involuntary retirement, including retirement at the age limit. With respect to directors' resignations, lump-sum severance indemnities calculated by using a similar formula are normally paid subject to approval of the stockholders.

The parent company and most subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension plans cover a portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and an additional portion representing the substituted noncontributory pension plans. The defined benefits under the noncontributory portion of the plans, in general, cover 60% of the indemnities under the existing regulations to employees. The remaining portion of the indemnities is covered by severance payments by the companies. The pension benefits are determined based on years of service and the compensation amounts as stipulated in the aforementioned regulations, and are payable, at the option of the retiring employee, as a monthly pension or in a lump-sum amount. The contributions to the plans are funded with several financial institutions in accordance with the applicable laws and regulations.

Most foreign subsidiaries have defined benefit pension plans or severance indemnity plans covering substantially all of their employees under which the cost of benefits is currently funded or accrued. The benefits for these plans are based primarily on current rate of pay and lengths of service.

Net pension and severance costs and the related pension plans' funded status including the employees' contributory portion and rate assumptions are shown below:

Japanese plans:

                                                                         Yen in millions
                                                               ------------------------------------

                                                                       Year ended March 31
                                                               ------------------------------------
                                                                 1994           1995          1996
                                                               ------         ------         ------
Net pension and severance cost (credit):
 Service cost - benefits earned during the year                24,212         23,987         29,276
 Interest cost on projected benefit obligation                 10,670         11,024         11,090
 Actual return on plan assets                                  (5,326)        (3,672)        (9,545)
 Net amortization and deferral                                  1,183          2,828          7,245
                                                              -------        -------        -------

Actuarial net pension and severance cost for the year          30,739         34,167         38,066
Employee contributions                                         (3,333)        (3,614)        (4,098)
                                                              -------        -------        -------

Net pension and severance cost for the year                    27,406         30,553         33,968
                                                              =======        =======        =======


Foreign plans:

                                                                          Yen in millions
                                                               ------------------------------------
                                                                        Year ended March 31
                                                               ------------------------------------
                                                                 1994          1995           1996
                                                               ------         -------        ------
Net pension and severance cost (credit):
 Service cost - benefits earned during the year                 9,882         10,198         10,790
 Interest cost on projected benefit obligation                  2,653          2,839          3,197
 Actual return on plan assets                                  (2,449)            68         (4,122)
 Net amortization and deferral                                    890         (1,016)         1,860
                                                               ------         -------        ------

Net pension and severance cost for the year                    10,976         12,089         11,725
                                                               ======         =======        ======

Pension plans' funded status:

                                                 Japanese plans                   Foreign plans
                                             ------------------------        ------------------------
                                                Yen in millions                  Yen in millions
                                             ------------------------        ------------------------
                                                     March 31                        March 31
                                             ------------------------        ------------------------
                                               1995            1996            1995            1996
                                             --------        --------        --------        --------
Actuarial present value of obligations-
 Vested benefit                               167,810         207,925          25,141          38,439
 Nonvested benefit                             37,698          42,544           2,504           3,877
                                             --------        --------        --------        --------
Accumulated benefit obligation                205,508         250,469          27,645          42,316
Additional benefits related
 to projected salary increase                  53,106          60,184          12,780          18,735
                                             --------        --------        --------        --------
Projected benefit obligation                  258,614         310,653          40,425          61,051
Plan assets at fair value                     142,330         171,240          20,755          31,280
                                             --------        --------        --------        --------
Excess of projected benefit obligation
 over plan assets                             116,284         139,413          19,670          29,771
Unrecognized net loss                         (14,754)        (30,722)         (2,117)         (5,280)
Unrecognized net transition asset               3,854           3,479            (144)           (771)
Unrecognized prior service cost               (11,752)        (10,766)           --              --
                                             --------        --------        --------        --------

Net pension liability recognized in the
 balance sheet                                 93,632         101,404          17,409          23,720
                                             ========        ========        ========        ========

Assumptions used in developing the
 pension obligation as of March 31:
 Discount rate                                   4.5%             4.0%        7.0-8.5%        7.0-9.0%
 Long-term rate of salary increase               3.5%             3.2%        3.0-8.5%        3.0-8.5%
 Long-term rate of return on funded assets       4.0%             3.5%        7.0-10.0%       7.0-10.0%

The plan assets are invested primarily in interest bearing securities and listed equity securities.

13. Income taxes:

Income (loss) before income taxes and income tax expense comprise the following:

                                                             Yen in millions
                                                 ----------------------------------------

                                                            Year ended March 31
                                                 ----------------------------------------
                                                    1994           1995            1996
                                                 --------        --------        --------
Income (loss) before income taxes:
  Parent company and domestic subsidiaries         92,849          58,038          78,154
  Foreign subsidiaries                              9,313        (278,986)         60,005
                                                 --------        --------        --------
                                                  102,162        (220,948)        138,159
                                                 ========        ========        ========
Income taxes - Current:
  Parent company and domestic subsidiaries         35,716          53,258          40,488
  Foreign subsidiaries *                           24,153          30,850          31,600
                                                 --------        --------        --------
                                                   59,869          84,108          72,088
                                                 ========        ========        ========
Income taxes - Deferred:
  Parent company and domestic subsidiaries         21,500         (15,935)          6,543
  Foreign subsidiaries *                           (2,757)         (3,000)         (1,473)
                                                 --------        --------        --------

                                                   18,743         (18,935)          5,070
                                                 ========        ========        ========


  * Includes taxes provided on undistributed earnings of foreign subsidiaries.

The company is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 51%.

Reconciliations of the differences between the statutory tax rate and the effective income tax rate are as follows:

                                                          Year ended March 31
                                                    ------------------------------
                                                    1994         1995        1996
                                                    ----        ------       ----
Statutory tax rate                                  52.0%       (51.0%)      51.0%

Increase (reduction) in taxes resulting from:
 Income tax credit                                  (2.3)        (2.0)       (2.8)
 Nondeductible goodwill write-off                    --          61.2         --
 Current operating losses of subsidiaries,
  excluding nondeductible goodwill write-off        25.2         17.6         7.9
 Other                                               2.0          3.7        (0.2)
                                                    ----         ----        ----
Effective income tax rate                           76.9%        29.5%       55.9%
                                                    ====         ====        ====

The significant components of deferred tax assets and liabilities are as follows:

                                                            Yen in millions
                                                       ------------------------
                                                                March 31
                                                       ------------------------
                                                         1995            1996
                                                       --------        --------
Deferred tax assets:
 Operating loss carryforwards for tax purposes           50,433          58,304
 Inventory - intercompany profits and write-down         37,984          38,793
 Accrued pension and severance costs                     33,269          37,938
 Warranty reserve and accrued expenses                   26,158          29,998
 Future insurance policy benefits                        12,308          25,717
 Other accrued employees' compensation                   11,944          11,723
 Bad debts reserve                                        4,617           7,415
 Depreciation                                             5,129           4,322
 Other                                                   53,508          82,524
                                                       --------        --------
   Gross deferred tax assets                            235,350         296,734
   Less:  Valuation allowance                           (90,182)       (118,356)
                                                       --------        --------
   Total deferred tax assets                            145,168         178,378
                                                       --------        --------

Deferred tax liabilities:
 Unrealized gain on securities                          (66,784)        (85,204)
 Undistributed earnings of foreign subsidiaries         (27,480)        (51,995)
 Insurance acquisition costs                            (36,082)        (51,064)
 Depreciation                                           (18,963)        (18,807)
 Deferred expenses                                       (4,507)         (6,929)
 Other                                                  (27,023)        (26,718)
                                                       --------        --------
   Gross deferred tax liabilities                      (180,839)       (240,717)
                                                       --------        --------

   Net deferred tax liabilities                         (35,671)        (62,339)
                                                       ========        ========

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the years ended March 31, 1995 and 1996 were both increases of 9,264 million yen and 28,174 million yen, respectively.

Net deferred tax liabilities are included in the consolidated balance sheets as follows:

                                                          Yen in millions
                                                    ------------------------
                                                             March 31
                                                    ------------------------
                                                       1995           1996
                                                    --------        --------
Deferred income taxes (Current assets)                77,883          83,291
Other assets - Other                                  14,538          18,351
Current liabilities - Other                           (2,644)         (3,583)
Deferred income taxes (Long-term liabilities)       (125,448)       (160,398)
                                                    --------        --------

            Net deferred tax liabilities             (35,671)        (62,339)
                                                    ========        ========


At March 31, 1996, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling 233,573 million yen, and on the gain on a subsidiary's sale of stock of 61,544 million yen arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as the company does not anticipate any significant tax consequences on possible future disposition of its remaining investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 1996 for such temporary differences amounted to 90,930 million yen.

Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 1996 amounted to approximately 167,474 million yen and are available as an offset against future taxable income of such subsidiaries. These carryforwards expire at various dates primarily up to 15 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

14. Stockholders' equity:

Changes in each caption of stockholders' equity, except for retained earnings, have resulted from the following:

                                                                     Yen in millions
                                                       ----------------------------------------
                                                                   Year ended March 31
                                                       ----------------------------------------
                                                         1994            1995           1996
                                                       --------         -------        --------
Common stock:
  Balance at beginning of year                          297,985         299,194         299,589
  Conversion of convertible debt                          1,209             395             296
                                                       --------        --------        --------

  Balance at end of year                                299,194         299,589         299,885
                                                       ========        ========        ========

Additional paid-in capital:
  Balance at beginning of year                          439,619         440,845         441,241
  Conversion of convertible debt                          1,226             396             384
  Common stock warrants                                    --              --               110
                                                       --------        --------        --------

  Balance at end of year                                440,845         441,241         441,735
                                                       ========        ========        ========

Legal reserve:
  Balance at beginning of year                           21,161          23,382          27,620
  Transfer from retained earnings                         2,221           4,238           3,760
                                                       --------        --------        --------

  Balance at end of year                                 23,382          27,620          31,380
                                                       ========        ========        ========

Unrealized gain on securities:
  Balance at beginning of year                             --            73,000          64,972
  Net charge during the year                               --            (8,028)         16,361
                                                       --------        --------        --------

  Balance at end of year                                   --            64,972          81,333
                                                       ========        ========        ========

Cumulative translation adjustment:
  Balance at beginning of year                         (238,000)       (335,703)       (411,167)
  Aggregate translation adjustment for the year         (96,725)        (75,354)        114,461
  Income taxes for the year allocated to
   translation adjustment                                  (978)           (110)         (5,797)
                                                       --------        --------        --------

  Balance at end of year                               (335,703)       (411,167)       (302,503)
                                                       ========        ========        ========


On November 20, 1991, the company made a free share distribution of 33,908,621 shares for which no accounting entry is required in Japan. Had the distribution been accounted for in the manner adopted by companies in the United States of America, 201,078 million yen would have been transferred from retained earnings to the appropriate capital accounts.

During the years ended March 31, 1994, 1995 and 1996, the company issued 570,467 shares, 183,167 shares and 156,216 shares, respectively, of common stock arising from the conversion of convertible debt.

Conversions of convertible debt into common stock are accounted for in accordance with the provisions of the Japanese Commercial Code by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the company and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when the legal reserve equals 25% of stated capital. The amounts of statutory retained earnings of the parent company available for the payments of dividends to stockholders as of March 31, 1995 and 1996 were 482,735 million yen and 490,265 million yen, respectively. These amounts include cash dividends for the six-month period ended March 31, 1995 and 1996, respectively, which have been incorporated in the accompanying consolidated financial statements.

The appropriations of retained earnings for the year ended March 31, 1996, which have been incorporated in the accompanying consolidated financial statements, will be proposed for approval at the general stockholders' meeting to be held on June 27, 1996 and will be recorded in the statutory books of account, in accordance with the Japanese Commercial Code, after stockholders' approval.

Retained earnings at March 31, 1996 include parent company and its consolidated subsidiaries' equity in undistributed earnings of 20% to 50% owned companies accounted for by the equity method in the amount of 8,726 million yen.


15. Research and development expenses and advertising costs:

Research and development expenses-

Research and development expenses charged to cost of sales for the years ended March 31, 1994, 1995 and 1996 were 229,877 million yen, 239,164 million yen and 257,326 million yen, respectively.

Advertising costs-

Advertising costs included in selling, general and administrative expenses for the years ended March 31, 1994, 1995 and 1996 were 132,205 million yen, 141,017 million yen and 159,821 million yen, respectively.


16. Leased assets:

The company leases certain plant facilities, office space, warehouses, employees' residential facilities and other assets.

An analysis of leased assets under capital leases is as follows:

                                               Yen in millions
                                           ---------------------
                                                  March 31
                                           ---------------------
              Class of property             1995           1996
           ------------------------        ------         ------
           Land                             1,744          2,351
           Buildings                       19,205         23,080
           Machinery and equipment          4,181          8,466
           Accumulated amortization        (6,324)        (9,838)
                                          -------        -------

                                           18,806         24,059
                                          =======        =======


The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 1996:

                                                       Yen in millions
                                                       ---------------
        Year ending March 31:
            1997                                           4,832
            1998                                           4,955
            1999                                           4,666
            2000                                           4,160
            2001                                           4,096
            Later years                                   16,710
                                                          ------
            Total minimum lease payments                  39,419
        Less - Amount representing interest                9,850
                                                          ------
        Present value of net minimum lease payments       29,569
        Less - Current obligations                         3,451
                                                          ------

        Long-term capital lease obligations               26,118
                                                          ======

Rental expenses under operating leases for the years ended March 31, 1994, 1995 and 1996 were 83,536 million yen, 79,295 million yen and 81,385 million yen, respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 1996 are as follows:

                                                     Yen in millions
                                                     ----------------
Year ending March 31:
  1997                                                   31,647
  1998                                                   26,674
  1999                                                   22,589
  2000                                                   19,295
  2001                                                   16,637
  Later years                                           122,759
                                                        -------
    Total minimum future rentals                        239,601
                                                        =======



17. Commitments and contingent liabilities:

Commitments outstanding at March 31, 1996 for the purchase of property, plant and equipment and other assets approximated 42,194 million yen.

Contingent liabilities for notes discounted and guarantees given in the ordinary course of business and for employee loans amounted to 94,507 million yen at March 31, 1996.

The company has entered into agreements with financial institutions whereby the company can sell up to 53,000 million yen of specifically identified accounts receivable and future receivables with limited recourse. For the years ended March 31, 1995 and 1996, the company did not sell any specifically identified accounts receivable or future receivables. For the year ended March 31, 1994, the company sold specifically identified accounts receivable and future receivables of 15,141 million yen. As of March 31, 1995 and 1996, the outstanding balance of all receivables sold with limited recourse amounted to 16,554 million yen and 6,678 million yen, respectively.

The company has also entered into agreements with financial institutions whereby the company can sell up to 100,700 million yen of undivided interests in a pool of eligible receivables with limited recourse. The maximum pool of eligible receivables sold outstanding at any one time during the years ended March 31, 1995 and 1996 amounted to 72,535 million yen and 71,868 million yen, respectively. As of March 31, 1995, the outstanding balance of all receivables sold with limited recourse amounted to

22,250 million yen. The company had no outstanding balance of such receivables sold with limited recourse as of March 31,1996.

Under the terms of each of the receivable sales agreements, the company has retained substantially the same risk of credit loss as if the receivables had not been sold. The company has fully reserved for these potential credit losses. The company pays fees which approximate the purchasers' costs of issuing commercial paper and are included in other expense.

The company and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both the company and its legal counsel, management of the company believes that damages from such lawsuits, if any, would not have a material effect on the company's consolidated financial statements.


18. Business segment information:

The company operates on a worldwide basis principally within three industry segments: 1) Electronics, 2) Entertainment and 3) Insurance and financing. The Electronics segment designs, develops, manufactures and distributes video equipment, audio equipment, televisions and other products. The Entertainment segment manufactures, markets and distributes music and pictures entertainment products. The Insurance and financing segment represents insurance business, primarily individual life insurance business in the Japanese market, and other financing business, which consists of customer financing and leasing business also in the Japanese market.

Since the company's insurance and financing businesses became significant for financial reporting purposes, the company has established a new reportable segment in the year ended March 31, 1996. The insurance and financing businesses, which were previously included in the former Electronics segment, are now reported as a separate segment. Financial data for previous years have been restated to conform with the segment presentation in the year ended March 31, 1996.

The following tables present certain information regarding the company's industry segments and operations by geographic areas at March 31, 1994, 1995 and 1996 and for the years then ended:

Industry segments -

                                                         Yen in millions
                                           ----------------------------------------------
                                                        Year ended March 31
                                           ----------------------------------------------
                                              1994              1995              1996
                                           ----------        ---------         ----------
Sales and operating revenue:
    Electronics -
        Customers                           2,839,411         3,075,228         3,530,154
        Intersegment                           13,100            12,963            39,321
                                           ----------        ----------        ----------
           Total                            2,852,511         3,088,191         3,569,475
    Entertainment -
        Customers                             790,993           776,608           831,213
        Intersegment                            3,400             4,959            10,838
                                           ----------        ----------        ----------
           Total                              794,393           781,567           842,051
    Insurance and financing -
        Customers                             113,881           138,747           231,198
        Intersegment                           14,631            14,106            16,001
                                           ----------        ----------        ----------
           Total                              128,512           152,853           247,199
    Elimination                               (31,131)          (32,028)          (66,160)
                                           ----------        ----------        ----------
Consolidated                                3,744,285         3,990,583         4,592,565
                                           ==========        ==========        ==========

Operating income (loss):
    Electronics                                86,566           121,624           190,586
    Entertainment, including
      a write-off of                           25,075          (273,270)           54,878
      goodwill in 1995
    Insurance and financing                    11,483             5,949             8,362
    Corporate and elimination                 (16,162)          (20,943)          (18,502)
                                           ----------        ----------        ----------
Consolidated                                  106,962          (166,640)          235,324
                                           ==========        ==========        ==========

Identifiable assets:
    Electronics                             2,240,610         2,469,688         2,903,430
    Entertainment                           1,379,867         1,007,741         1,271,860
    Insurance and financing                   458,734           528,277           748,150
    Corporate assets and elimination          190,674           218,214           122,285
                                           ----------        ----------        ----------
Consolidated                                4,269,885         4,223,920         5,045,725
                                           ==========        ==========        ==========

Depreciation and amortization:
    Electronics                               179,660           164,914           167,591
    Entertainment, excluding a
      write-off of goodwill in 1995            43,234            37,952            33,697
    Insurance and financing,
      including deferred insurance
      acquisition costs                        17,081            20,600            23,001
    Corporate                                   2,483             3,518             3,027
                                           ----------        ----------        ----------
Consolidated                                  242,458           226,984           227,316
                                           ==========        ==========        ==========

Capital expenditures:
    Electronics                               143,679           175,070           194,417
    Entertainment                              34,610            58,898            41,782
    Insurance and financing                    10,845            13,118            12,844
    Corporate                                   6,803             3,592             2,154
                                           ----------        ----------        ----------
Consolidated                                  195,937           250,678           251,197
                                           ==========        ==========        ==========

Geographic areas -

                                                         Yen in millions
                                           ----------------------------------------------

                                                       Year ended March 31
                                           ----------------------------------------------
                                              1994              1995              1996
                                           ----------        ----------        ----------
Sales and operating revenue:
    Japan -
        Customers                           1,379,449         1,479,190         1,768,132
        Intersegment                          938,640         1,175,446         1,275,251
                                            ----------        ----------       ----------
           Total                            2,318,089         2,654,636         3,043,383

    U.S.A. -
        Customers                           1,206,585         1,153,550         1,250,712
        Intersegment                           49,470            51,637           113,121
                                           ----------        ----------        ----------
           Total                            1,256,055         1,205,187         1,363,833

    Europe -
        Customers                             712,246           778,465           886,468
        Intersegment                            9,665            11,994            30,299
                                           ----------        ----------        ----------
           Total                              721,911           790,459           916,767

    Other -
        Customers                             472,988           579,378           687,253
        Intersegment                          336,008           454,854           509,120
                                           ----------        ----------        ----------
           Total                              808,996         1,034,232         1,196,373

    Elimination                            (1,360,766)       (1,693,931)       (1,927,791)
                                           ----------        ----------        ----------

Consolidated                                3,744,285         3,990,583         4,592,565
                                           ==========        ==========        ==========

Operating income (loss):
    Japan                                      61,257            75,878           147,582
    U.S.A., including a write-off of
      goodwill in 1995                         (4,361)         (296,417)           32,372
    Europe                                     39,696            46,959            48,621
    Other                                      37,466            47,862            55,772
    Corporate and elimination                 (27,096)          (40,922)          (49,023)
                                           ----------        ----------        ----------
Consolidated                                  106,962          (166,640)          235,324
                                           ==========        ==========        ==========

Identifiable assets:
    Japan                                   2,050,302         2,282,291         2,603,041
    U.S.A.                                  1,303,763           931,884         1,243,565
    Europe                                    428,228           498,259           623,069
    Other                                     341,876           395,517           547,348
    Corporate assets and elimination          145,716           115,969            28,702
                                           ----------        ----------        ----------
Consolidated                                4,269,885         4,223,920         5,045,725
                                           ==========        ==========        ==========

Export sales and operating revenue:
    To U.S.A.                                  99,380           110,645           125,547
    To Europe                                  72,179            85,589           110,718
    To Other                                  191,800           193,818           169,271
                                           ----------        ----------        ----------
           Total                              363,359           390,052           405,536
                                           ==========        ==========        ==========

Transfers between industry or geographic segments are made at arms-length prices. Operating income (loss) is sales and operating revenue less costs and operating expenses. Corporate expenses of the geographic segments include certain research and development expenses unallocable to the segments. Identifiable assets are those assets used in the operations of each industry or geographic segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

                                                                     SCHEDULE II


                          S O N Y  C O R P O R A T I O N
                          AND CONSOLIDATED SUBSIDIARIES

                        VALUATION AND QUALIFYING ACCOUNTS


                                                                        Yen in millions
                                          -----------------------------------------------------------------------
                                                        Additions
                                          Balance at    charged to                                     Balance at
                                          beginning     costs and      Deductions        Other           end of
                                          of period     expenses        (Note 1)        (Note 2)         period
                                          ---------     ---------       --------        -------        ----------
Year ended March 31, 1994:
  Allowance for doubtful accounts
   and sales returns                      42,306          21,179       (12,113)         (5,887)          45,485
                                          =======         ======        ======           =====           ======

Year ended March 31, 1995:
  Allowance for doubtful accounts
   and sales returns                      45,485          15,002        (6,790)         (5,512)          48,185
                                          =======         ======        ======           =====           ======

Year ended March 31, 1996:
  Allowance for doubtful accounts
   and sales returns                      48,185          25,556       (14,136)           9,158          68,763
                                          =======         ======        ======            =====          ======


  Notes:  1.  Amounts written off.
          2.  Translation adjustment.

                                           Balance at                                                    Balance at
                                           beginning                                      Other          end of
                                           of period      Additions     Deductions      (Note 2)         period
                                           ---------      ---------     ----------       -------        ----------
Year ended March 31, 1994:
  Valuation allowance                     (Note 1)
   - Deferred tax assets                     54,402       32,198            -            (5,682)          80,918
                                             ======       ======        ======           ======          =======

Year ended March 31, 1995:
  Valuation allowance
   - Deferred tax assets                     80,918       19,652            -           (10,388)          90,182
                                             ======       ======        ======           ======          =======

Year ended March 31, 1996:
  Valuation allowance
   - Deferred tax assets                     90,182       12,590            -            15,584          118,356
                                             ======       ======        ======           ======          =======


  Notes:  1.  The amount results from the adoption of FAS 109 from April 1,1993.
          2.  Translation adjustment.