Form 20-F
period 1997-03-31
SONY CORP
filed 1997-09-11
CIK 313838

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 F O R M  2 0 - F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 1997

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

         Securities registered pursuant to Section 12(g) of the Act.

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

                                                                Outstanding as of
                                                        March 31, 1997      March 28, 1997
             Title of Class                             (Tokyo Time)       (New York Time)
             --------------                             ------------       ---------------
             Common Stock                                384,185,043

             American Depositary Shares                                      13,322,505

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                        Yes    X               No
                                             -----                 ------

Indicate by check mark which financial statement item the registrant has elected to follow.

                                        Item 17              Item 18   X
                                                -----                -----

In this document, Sony Corporation is referred to as the "Company" and the Company and its consolidated subsidiaries are together referred to as "Sony". Also, sales and operating revenue is referred to as "sales" in the narrative description except in Consolidated Financial Statements.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on August 29, 1997 was 120.65 yen = U.S. 1 dollar.

As of March 31, 1997, the Company had 1,074 consolidated subsidiaries. It has applied the equity accounting method in respect to its 26 affiliated companies.


Cautionary Statement With Respect to Forward-Looking Statements

Statements made in this annual report with respect to Sony's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements, which involve risks and uncertainties. Potential risks and uncertainties include, without limitation, general economic conditions in Sony's markets, particularly levels of consumer spending; exchange rates, particularly between the yen and the U.S. dollar, in which Sony makes significant sales; and Sony's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology (particularly in the Electronics Business), and subjective and changing consumer preferences (particularly in the Entertainment Business).

                                     PART I

Item 1. Description of Business

General

         The Company was established in Japan in May 1946 as Tokyo Tsushin Kogyo Kabushiki Kaisha. In January 1958, it changed its name to Sony Kabushiki Kaisha (Sony Corporation in English).
         Sony is engaged in the development, manufacture, and sale of various kinds of electronic equipment, instruments, and devices. Sony's principal manufacturing facilities are located in Japan, the U.S., Europe, and Asia, and its products are marketed by sales subsidiaries and unaffiliated local distributors throughout the world. In addition to internationalizing its production operations, Sony has promoted the transfer of research and development activities and management functions overseas to bring its overseas operations in even closer contact with local communities.
         Sony is also engaged worldwide in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres, and image-based software, including film, video, television, and new entertainment technologies. These activities are carried on principally through Sony Music Entertainment Inc. (SMEI), Sony Music Entertainment (Japan) Inc. (SMEJ), and Sony Pictures Entertainment (SPE).
         In addition, Sony conducts insurance and financing business mainly in Japan.

Products

         For revenue reporting purposes, Sony classifies its business into three segments: Electronics Business, which includes Video Equipment, Audio Equipment, Televisions, and Other Products; Entertainment Business, which includes Music Group and Pictures Group; and Insurance and Financing.

         The following table sets forth Sony's sales by business group for the periods indicated.

                                                                     Year ended March 31
                                                  ------------------------------------------------------------
                                                       1995                 1996                  1997
                                                  -----------------     ----------------     -----------------
                                                                     (Millions of yen)

                Video Equipment                          691,116              731,097               816,582
                                                          (17.3)               (15.9)                (14.4)
                Audio Equipment                          898,507              905,441             1,034,769
                                                          (22.5)               (19.7)                (18.3)
                Televisions                              708,574              794,767             1,036,010
                                                          (17.8)               (17.3)                (18.3)
                Other Products                           777,031            1,098,849             1,500,378
                                                          (19.5)               (24.0)                (26.5)
                                                  -----------------     ----------------     -----------------
                   Total Electronics Business          3,075,228            3,530,154             4,387,739
                                                         (77.1)               (76.9)                (77.5)
                                                  -----------------     ----------------     -----------------
                Music Group                              494,931              512,908               584,960
                                                          (12.4)               (11.2)                (10.3)
                Pictures Group                           281,677              318,305               438,505
                                                           (7.0)                (6.9)                 (7.8)
                                                  -----------------     ----------------     -----------------
                   Total Entertainment Business          776,608              831,213             1,023,465
                                                          (19.4)               (18.1)                (18.1)
                                                  -----------------     ----------------     -----------------
                Insurance and Financing                  138,747              231,198               251,930
                                                           (3.5)                (5.0)                 (4.4)
                                                  -----------------     ----------------     -----------------
                Sales and operating revenue            3,990,583            4,592,565             5,663,134
                                                  =================     ================     =================

    Figures in parentheses indicate percentage of sales and operating revenue.

Video Equipment:

         Video Equipment offered by Sony includes a wide range of products, such as 8mm, VHS, and Consumer-Use Digital VCR Specifications (DV format) videotape recorders (VTRs), DVD-Video players, video CD players, digital still cameras, broadcast- and industrial-use video equipment, and videotapes.
         In the spring of 1997, Sony launched its first DVD-Video player in Japan and the U.S.

Audio Equipment:

         Audio Equipment offered by Sony includes MiniDisc (MD) systems, CD players, headphone stereos, personal component stereos, hi-fi components, radio-cassette tape recorders, tape recorders, digital audio tape (DAT) recorders/players, IC recorders, radios, headphones, car stereos, car navigation systems, professional-use audio equipment, audiotapes, and blank MDs.
         Sony is working to expand the new MD system lineup, which includes MD Walkman models, MD decks, and compact stereo systems that incorporate MD decks.

Televisions:

         Televisions offered by Sony include color TVs, Hi-Vision (Japanese high-definition TV standard) TVs, projection TVs, flat display panels, personal liquid crystal display (LCD) monitors, satellite broadcasting reception systems, computer displays, professional-use monitors/projectors, and large color video display systems.
         In June 1997, Sony introduced in Japan a new series of wide-screen TVs incorporating newly developed FD Trinitron cathode ray tubes (CRTs) that are flat in both the horizontal and vertical axes.

Other Products:

         Other Products offered by Sony include semiconductors, LCDs, electronic components, CRTs, personal computers (PCs), computer peripherals, telecommunications equipment, game consoles and software, batteries, and factory automation (FA) systems.
         Sony began marketing a new series of home-use PCs in the U.S. in September 1996, and in Japan in July 1997.


Music Group:

         SMEI and SMEJ produce, manufacture, market, and distribute CDs, MDs, DVDs, laserdiscs (LDs), records, and pre-recorded audio and video cassettes, and produce and manufacture CD-ROMs. They hold contracts with many top artists worldwide in all musical genres.
         Sony has a leading CD production capacity, with plants in the U.S., Austria, Japan, Brazil, Australia, Canada, Hong Kong, and Mexico.

Pictures Group:

         Pictures Group's global operations encompass motion picture production and distribution, television programming and syndication, theatrical exhibition, home video distribution, development and implementation of new entertainment technologies, operation of studio facilities, and distribution of filmed entertainment worldwide.
         SPE's motion picture arm, the Columbia TriStar Motion Pictures
Group, includes Columbia Pictures, TriStar Pictures, Sony Pictures Classics, Sony Pictures Releasing, and Columbia TriStar Film Distributors International, SPE's international theatrical business.
         SPE's Columbia TriStar Television Group is comprised of Columbia TriStar Television, Columbia TriStar Television Distribution, and Columbia TriStar International Television, SPE's international television business.
         SPE's home video operations are conducted through Columbia TriStar Home Video.
         SPE also manages two studio facilities, Sony Pictures Studios and The Culver Studios, both of which are located at SPE's world headquarters in Culver City, California.
         Currently, through Sony Retail Entertainment's Loews Theatres division, Sony operates 1,018 motion picture screens in 142 locations in the U.S.


Insurance and Financing:

         Insurance and Financing consists principally of the individual life insurance business operated in Japan by Sony Life Insurance Co., Ltd. and certain consumer financing and leasing businesses conducted by Sony Finance International, Inc. in Japan.


Sales and Distribution

         The following table shows Sony's sales in each of its major markets for the periods indicated.

                                                                    Year ended March 31
                                                  -----------------------------------------------------------
                                                       1995                 1996                 1997
                                                  -----------------     ----------------     ----------------
                                                                     (Millions of yen)
                Japan                                  1,105,152            1,379,804            1,590,820
                                                          (27.7)               (30.0)               (28.1)
                United States                          1,152,081            1,259,926            1,639,334
                                                          (28.9)               (27.4)               (29.0)
                Europe                                   905,416            1,054,010            1,304,491
                                                          (22.7)               (23.0)               (23.0)
                Other Areas                              827,934              898,825            1,128,489
                                                          (20.7)               (19.6)               (19.9)
                                                  -----------------     ----------------     ----------------
                Sales and operating revenue            3,990,583            4,592,565            5,663,134
                                                  =================     ================     ================

    Figures in parentheses indicate percentage of sales and operating revenue.


Electronics Business

         Sony's electronic products are sold throughout the world under the trademark "Sony", which has been registered in 193 countries and territories.
         In most cases, sales of Sony's electronic products are made to subsidiaries of the Company located in diverse geographical areas, and these subsidiaries sell to local distributors and dealers. In some locations, the Company sells directly to local distributors.

Japan:

         In April 1997, the Company established Sony Marketing (Japan) Inc., by consolidating its consumer products marketing divisions, seven domestic sales subsidiaries and a sales administrative subsidiary. Sony Marketing (Japan) Inc. currently operates marketing and sales of primarily Sony's consumer electronic products in Japan.
         For non-consumer electronic products, the Company has a sales company in Tokyo and sales offices throughout the country which sell products to wholesalers, manufacturers, and industrial and professional users. In addition, the Company plans to transfer most of its non-consumer products marketing and sales divisions in Japan to Sony Marketing (Japan) Inc. in April 1998.

North America:

         Sony Electronics Inc. markets Sony's electronic products for both consumer and non-consumer use in the U.S. This subsidiary has 21 sales and distribution branches and offices throughout the U.S. In Canada, Sony markets its electronic products through Sony of Canada Ltd.

Europe:

         In Europe, Sony's electronic products for both consumer and non-consumer use are marketed through 12 sales subsidiaries, including Sony United Kingdom Limited, Sony Deutschland G.m.b.H. and Sony France S.A.

Other Areas:

         In overseas areas other than North America and Europe, Sony's electronic products are marketed through 10 sales subsidiaries, including Sony Corporation of Hong Kong Limited, Sony Gulf FZE in United Arab Emirates, and Sony Comercio e Industria Ltda. in Brazil. In areas where the Company has no subsidiary, it markets its products through local distributors.


Entertainment Business

Music Group:

         SMEI and SMEJ market and distribute CDs, MDs, DVDs, LDs, records, and pre-recorded audio and video cassettes.
         SMEI conducts this business in the U.S. under the "Columbia", "Epic", "Sony Classical", and other labels. The Columbia House Company, a 50:50 partnership between SMEI and a subsidiary of Time Warner Inc., is engaged in direct marketing of music and home-video products in the U.S. and Canada.
         SMEI's affiliates located outside the U.S. conduct the aforesaid business in countries other than the U.S. and Japan.

Pictures Group:

         SPE generally secures all rights relating to the worldwide distribution of its internally produced motion pictures, including rights for theatrical exhibition, home videocassette, DVD, and LD distribution, pay and free television exhibition and other markets. SPE may also acquire distribution rights to motion pictures produced by other companies, and these rights may be limited to particular geographic regions or specific forms of media. SPE uses its own distribution services business for the U.S. theatrical release of its films and those acquired from and produced by others.
         Outside the U.S., SPE generally distributes and markets the films through one of its Columbia Tristar Film Distributors International subsidiaries. However, in certain countries, SPE has joint distribution facilities with other studios or arrangements with independent local distributors.
         The worldwide home video distribution of motion pictures, television programs, and other video products of SPE (and those acquired or licensed from others) is handled through Columbia TriStar Home Video.
         SPE produces television programming and licenses it to network television for prime-time or daytime broadcast and, in certain instances, for first-run syndication or directly to cable services. SPE also licenses rights to its library of television programming and motion pictures to network affiliates and independent stations in the U.S. and to international television stations and other broadcasters throughout the world.
         The Pictures Group, through Sony Retail Entertainment's Loews Theatres division, exhibits its own and other motion picture companies' films. SPE also distributes its films for theatrical exhibition in theatres operated by others.


Overseas Operations

         Sony has actively expanded its overseas production capabilities following a basic policy that products should be manufactured in the markets in which they are sold. During the fiscal year ended March 31, 1997, Sony set up additional manufacturing facilities in such countries as Hungary, Slovakia, Mexico, and China. As of March 31, 1997, it operated 15 manufacturing facilities in the U.S., 12 in Europe, and 31 in other overseas areas. Sony intends to further expand its overseas production to build a corporate structure less susceptible to the negative impact of foreign exchange rate fluctuations. In addition to internationalizing its manufacturing operations overseas, Sony continued to promote the localization of R&D, design, materials and parts procurement, and management functions to bring its overseas operations in even closer contact with local communities.


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

Competition

         In each of its principal product lines, Sony encounters intense competition throughout the world. Sony believes, however, that in the aggregate it competes successfully and has a major position in all of the principal product lines in which it is engaged, although the strength of its position varies with products and markets. Sony believes that the high quality of its products, its record of innovative product introductions and product improvements, and its extensive marketing and servicing efforts are important factors in maintaining its competitive position.
         The success in the music entertainment business is dependent to a large extent upon the artistic and creative abilities of its employees and outside talent and is subject to the vagaries of public taste.
         SPE faces intense competition from other major motion picture studios and, to a lesser extent, from independent production companies for the attention of the movie-going public. Competition in television production, distribution, and syndication is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast, cable, and other networks.


Research and Development

         The Company restructured its R&D operations as part of an overall corporate reorganization on April 1, 1997. To meet the diverse product-related needs of its various businesses, the Company actively carries out R&D at each of its independent companies. Strategic R&D relating to the entire Sony Group, particularly the development of new key technologies, is delegated to six corporate laboratories, the Research Center, the Advanced Production Laboratory, the Architecture Laboratory, the Advanced Development Laboratory, the Media Processing Laboratory, and the Information Technology Laboratory, as well as the D21 Laboratory. These facilities are located in Tokyo and Kanagawa prefecture in Japan and directly controlled by corporate headquarters. The Company's R&D operations are focusing on such fields as electronic materials technologies, basic devices, semiconductor technologies, software and hardware architectures for information and network products, optical discs and magnetic recording technologies, signal processing technologies, computer technologies, as well as long-term R&D themes based on visions of the 21st century.
         In the U.S., there are Research Laboratories, which specialize in R&D fields such as digital signal processing, DTV, telecommunications, broadcasting systems, semiconductors, and display technology. There are additional development centers in the U.K., Germany, Belgium, and Singapore.

         R&D expenses were 239.2 billion yen in the fiscal year ended March 31, 1995; 257.3 billion yen in the fiscal year ended March 31, 1996; and 282.6 billion yen in the fiscal year ended March 31, 1997.

         Sony believes R&D activities are vital to its long-term growth in electronics. Through its R&D activities, Sony has recently developed:

- A high-capacity optical disc which offers a single-sided storage capacity of 12 Gigabytes (GB) on a 12 cm-diameter disc. This technology allows the recording and playback of high-bit-rate video signals with a high access rate.

- Digital Reality Creation technology which creates a super-real four times picture resolution from a standard television signal. This technology allows very high resolution picture quality from conventional TV broadcasts and other video sources.

- A real-time MPEG2 video encoder LSI which features the industry's widest motion search area and integrates MPEG2 encoding system controller and motion estimation circuitry onto a single chip. This technology allows high quality encoding of even the most rapidly moving scenes and video taken with fast camera movements.

Patents and Licenses

         Sony has a number of patents in Japan and other countries, and licenses granted from other firms. Sony considers a number of its license agreements to be important to its business. Sony has license agreements with RCA Thomson Licensing Corporation covering a wide range of its products, such as color televisions, VTRs, and other related equipment. Sony has license agreements with Lucent Technologies Inc. covering semiconductors and has cross license agreements with Philips Electronics N.V. covering optical disc players and VTRs. Sony also has license agreements with Matsushita Electric Industrial Co., Ltd. and Victor Company of Japan Limited covering magnetic and optical recorder products, Ampex Corporation covering video tape recorder related products, and International Business Machines Corporation covering a wide range of information processing products.


Sources of Supply

         Sony has been pursuing optimum procurement of raw materials, parts, and components to be used in the production of its products on a global basis. These items are purchased from various suppliers around the world, and Sony maintains multiple suppliers for every category of parts and components.


Employee Relations

         As of March 31, 1997, Sony had approximately 163,000 employees, of which approximately 15% were members of labor unions. Approximately 68,000 employees were located in Japan and 95,000 overseas. Sony considers its labor relations to be very good.
         Basic wage rates of the Company are reviewed annually in April. In addition, in accordance with Japanese custom, the Company grants its full-time employees semi-annual bonuses. The Company provides its employees with a wide variety of fringe benefits.
         Basic wage rates, bonus policies, fringe benefits, retirement ages and retirement benefits may vary for Sony employees outside Japan because of diverse employment practices in the countries where Sony does business throughout the world.

Item 2.  Description of Property

         Sony has a number of plants throughout the world. Most of the buildings and land on which they are located are owned by Sony free from significant encumbrances. Sony makes a point of maintaining its plants and other properties carefully to insure that production capacity is adequate for present requirements.

         The following table sets forth information as of March 31, 1997 with respect to principal plants for electronic products:

                                                         Approximate
   Location                                              floor space                 Principal products manufactured
   --------                                              -----------                 -------------------------------
                                                        (square feet)
   In Japan

   Kanagawa (Atsugi Technology Center)                    3,229,000                  Semiconductors and broadcast- and
                                                                                     industrial-use video equipment

   Miyagi (Sendai Technology Center)                      1,122,000                  Magnetic and optical recording media
                                                                                     and electronic components

   Kagoshima(Sony Kokubu Corporation)                     1,059,000                  Semiconductors

   Aichi (Sony Kohda Corporation)                           928,000                  VTRs

   Aichi (Sony Inazawa Corporation)                         876,000                  CRTs

   Aichi (Sony Ichinomiya Corporation)                      831,000                  Color TVs, computer displays, and
                                                                                     professional-use monitors

   Tochigi (Sony Chemicals Corporation)                     739,000                  Videotapes, adhesives, electronic
                                                                                     components, and thermal transfer ribbon

   Nagasaki (Sony Nagasaki Corporation)                     690,000                  Semiconductors

   Shizuoka (Sony Broadcast                                 625,000                  Broadcast- and industrial-use video
                          Products Corporation)                                      equipment, audio equipment, and
                                                                                     computers

   Chiba (Sony Kisarazu Corporation)                        616,000                  VTRs and game consoles

   Gifu (Sony Minokamo Corporation)                         577,000                  VTRs


                                                         Approximate
   Location                                              floor space                Principal products manufactured
   --------                                              -----------                -------------------------------
                                                        (square feet)
   Overseas

   Pittsburgh, Pennsylvania, U.S.A.                       2,715,000                 Rear-projection TVs/CRTs
   (Sony Electronics Inc.)

   San Diego, California, U.S.A.                          2,234,000                 Color TVs, computer displays, and
   (Sony Electronics Inc.)                                                          CRTs

   Dothan, Alabama, U.S.A.                                  952,000                 Video tapes and data storage media
   (Sony Magnetic Products Inc. of America)

   San Antonio, Texas, U.S.A.                               461,000                 Semiconductors
   (Sony Electronics Inc.)

   Bridgend, Wales, U.K.                                    740,000                 CRTs
   (Sony United Kingdom Limited)

   Pencoed, Wales, U.K.                                     707,000                 Color TVs and computer displays
   (Sony United Kingdom Limited)

   Barcelona, Spain                                         461,000                 Color TVs and rear-projection TVs
   (Sony Espana, S.A.)

   Alsace, France                                           419,000                 Audio equipment and VTRs
   (Sony France S.A.)

   Penang, Malaysia                                         860,000                 Audio equipment
   (SONY ELECTRONICS (M) SDN. BHD.)

   Nuevo Laredo, Mexico                                     786,000                 Audio tapes and micro floppydisks
   (Sony Magneticos de Mexico, S.A. de C.V.)

   Jurong, Singapore                                        776,000                 CRTs and computer displays
   (Sony Display Device (Singapore) Pte. Ltd.)

   Tijuana, Mexico                                          671,000                 Color TVs and computer displays
   (Sony de Tijuana Este, S.A. de C.V.)

   Bekasi, Indonesia                                        462,000                 Audio equipment
   (P.T. SONY ELECTRONICS INDONESIA)

   Bangi, Malaysia                                          448,000                 VTRs and CD-ROM drives
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

         The following table sets forth information as of March 31, 1997 with respect to principal plants for software of the Music Group:

                                                         Approximate
   Location                                              floor space                Principal products manufactured
   --------                                              -----------                -------------------------------
                                                        (square feet)
 Shizuoka, Japan                                           537,000                  CDs, MDs, and LDs
 (Sony Music Entertainment (Japan) Inc.)

 Carrollton, Georgia, U.S.A.                               661,000                  CDs and audio and video cassettes
 (Sony Music Entertainment Inc.)

 Terre Haute, Indiana, U.S.A.                              653,000                  CDs, CD-ROMs, MDs, and LDs
 (Digital Audio Disc Corporation)

 Pitman, New Jersey, U.S.A.                                500,000                  CDs
 (Sony Music Entertainment Inc.)

 Springfield, Oregon, U.S.A.                               336,000                  CDs and CD-ROMs
 (Sony Music Entertainment Inc.)

 Haarlem, Holland                                          464,000                  Records and audio cassettes
 (Sony Music Entertainment (Holland) B.V.)

 Salzburg, Austria                                         377,000                  CDs, CD-ROMs, MDs, and LDs
 (Sony DADC Austria AG)


         In addition to the above, SMEI and its affiliates have several plants in various parts of the world and lease their corporate headquarters located in New York City. SMEJ's offices, including leased premises, are mainly located in Tokyo, Japan.

         SPE's corporate offices and major motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates two studio facilities, Sony Pictures Studios and The Culver Studios. SPE also leases office space and motion picture and television support facilities from affiliates of the Company and other third parties. Its film and tape operations are located in Inwood, New York, where SPE also leases space. Loews Theatres leases administrative office space in New York City. Additionally, Loews Theatres leases approximately 88% of the facilities it operates, primarily long-term land leases, owns approximately 6% and has management agreements and partnership agreements covering the remaining 6%.


Item 3. Legal Proceedings

         The Company and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both the Company and its legal counsel, management of the Company believes that damages from such lawsuits, if any, would not have a material effect on the Company's consolidated financial statements.

Item 4. Control of Registrant

(a) As far as known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Japanese government or any foreign government.

(b) (1) To the knowledge of the Company, no person owns of record or beneficially more than 10% of the outstanding Common Stock.

     (2) The total number of shares of the Company's Common Stock beneficially owned by the Directors and Statutory Auditors as of March 31, 1997 is as follows:

                                                                      Number of Shares          Percentage
           Title of Class     Identity of Person or Group             Beneficially Owned         of Class
           --------------     ---------------------------             ------------------        -----------
                                                                       (in thousands)
             Common             Directors and Statutory                      1,956                  0.5%
              Stock                    Auditors

(c) As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company.


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

         At March 31, 1997, there were 384,185,043 shares of Common Stock outstanding, of which 13,322,505 shares were in the form of ADRs and 36,531,897 shares were held of record in the form of Common Stock by residents in the U.S. The number of registered ADR holders was 6,052, and the number of registered holders of shares of Common Stock in the U.S. was 222.

         The following table sets forth for the periods indicated the reported high and low sales prices of the Company's Common Stock on the TSE and the reported high and low sales prices of American Depositary Shares on the NYSE.

                                 Tokyo Stock                             New York Stock
                                 Exchange Price                          Exchange Price
                                 Per Share of                            Per American
                                 Common Stock                            Depositary Share
                                 -----------------------                 ----------------------
                                 High                Low                 High               Low
                                 ----                ---                 ----               ---
   Fiscal year ended March 31, 1996
   1st   quarter                 4,320 yen           3,730 yen           52 1/2 dollars     45 7/8 dollars
   2nd   quarter                 5,630               4,010               58 1/4             48 3/4
   3rd   quarter                 6,230               4,570               61 1/2             45 1/2
   4th   quarter                 7,030               6,040               66 1/4             57 3/8

   Fiscal year ended March 31, 1997
   1st   quarter                 7,310 yen           6,350 yen           66 5/8 dollars     59     dollars
   2nd   quarter                 7,260               6,680               66 1/4             61 1/2
   3rd   quarter                 7,700               6,720               67 7/8             58 7/8
   4th   quarter                 9,180               7,250               74 1/4             63 3/8



Item 6. Exchange Controls and Other Limitations Affecting Security Holders

(a) JAPANESE FOREIGN EXCHANGE CONTROLS

         The Foreign Exchange and Foreign Trade Control Law of Japan (the "Foreign Exchange Law"), and the cabinet orders and ministerial ordinances thereunder govern certain aspects relating to the acquisition and holding of shares by "non-residents of Japan" and by "foreign investors" (as hereinafter defined).

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

Acquisition of Shares

         Acquisition by a non-resident of Japan of shares of stock of a Japanese corporation from a resident of Japan generally requires prior notification by the acquiring person to the Minister of Finance. The notification must be filed not more than 10 days prior to the proposed acquisition. If, however, a party to the transaction is one of the Japanese securities companies (or licensed branches of foreign securities companies) which are designated by the Minister of Finance ("designated securities companies") or if a designated securities company acts as an intermediary (broker or agent) in such transaction, no prior notification is required. The designated securities companies are subject to reporting requirements to the Minister of Finance through The Bank of Japan. The acquisition of shares by non-resident shareholders by way of a stock split is not subject to any notification requirements.

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

   (ii) acquisition by a foreign investor of shares of an unlisted corporation from a non-resident who had held such shares since the time when he was a resident; and

   (iii) acquisition of shares of a listed corporation by a foreign investor (whether from a resident, a non-resident or any other foreign investor) the result of which would be such investor's holding directly or indirectly 10% or more of the total outstanding shares of such corporation or, if such foreign investor already holds 10% or more of the total outstanding shares of such corporation, acquisition of additional shares in such corporation.

         Except in limited cases prescribed by the law as requiring a prior notification, whenever an inward direct investment was made, the foreign investor who made such investment must make a post facto report to the Minister of Finance and other Ministers having jurisdiction over the business of the issuer of the shares within 15 days from the acquisition.

Dividends and Proceeds of Sale

         Under the foreign exchange regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad.

Exercise or Transfer of Subscription Rights

         Acquisition by a non-resident shareholder of shares of Common Stock of the Company upon exercise of subscription rights is subject to the same formalities and restrictions as referred to under "Acquisition of Shares" above and such non-resident may in general exercise such rights after filing a prior notification with the Minister of Finance as to such acquisition. If a non-resident shareholder wishes to dispose of, rather than exercise, any subscription rights, he may sell such rights in or outside Japan without restriction. As to the transferability of subscription rights by non-residents, see "(b) DESCRIPTION OF COMMON STOCK - Subscription Rights" below.

American Depositary Shares

         Neither the deposit of shares of Common Stock of the Company by a non-resident of Japan, the issuance of ADRs in exchange therefor, nor the withdrawal of the underlying shares of Common Stock of the Company upon surrender of ADRs is subject to any formalities or restrictions referred to under "Acquisition of Shares" above.

         On May 23, 1997 the Foreign Exchange and Foreign Trade Control Law was amended with effect from April 1, 1998. Pursuant to this amendment, the title of the statute will be changed to the Foreign Exchange and Foreign Trade Law and, with minor exceptions, all aspects of the foreign exchange and foreign trade transactions which under the existing law are subject to licensing or other approval or prior notification requirements (including those relating to the acquisition of and other transactions in shares of stock of Japanese corporations referred to above, except for limited cases of inward direct investment) will be substituted by the post facto reporting requirement. However, the Minister of Finance will have the power to impose a licensing requirement for certain transactions in limited circumstances. Detailed implementing regulations have not yet been issued but are expected to be made before the amendments' effective date of April 1, 1998.

(b) DESCRIPTION OF COMMON STOCK

         Set forth below is certain information relating to the Common Stock of the Company, including brief summaries of certain provisions of the Company's Articles of Incorporation and Shares Handling Regulations, as currently in effect, and of the Commercial Code of Japan relating to a joint stock company (Kabushiki Kaisha) and certain related legislation.

General

         The presently authorized capital stock of the Company is 1,350,000,000 shares, which may be issued with a par value of 50 yen per share or without a par value. The Commercial Code requires that shares be in registered form. Under the Commercial Code shares are transferable by delivery of share certificates, but in order to assert shareholders' rights against the Company, the transferee must have his name registered in the Company's register of shareholders. All of the presently outstanding shares of the Company are of a par value of 50 yen per share. The Company may, by a resolution of the Board of Directors, covert per value shares into non-par value shares or vice versa. Shareholders are required to file their names, addresses and seals with The Toyo Trust and Banking Company, Limited, the transfer agent for the Company, and shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan. These requirements do not apply to the holders of ADRs.

         The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to the shares of Common Stock of the Company. Pursuant to this system a holder of shares of Common Stock is able to choose, at his discretion, to participate in this system and all certificates of shares of Common Stock elected to be put into this system are deposited with the central clearing system and all such shares are registered in the name of the clearing house in the Company's register of shareholders. Each participating shareholder is in turn registered in the register of beneficial shareholders and treated the same way as shareholders registered in the Company's register of shareholders.

Dividends

         The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to the shareholders of record as of the end of such fiscal period. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Statutory Auditors of the Company and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Statutory Auditors. In addition to annual dividends, the Board of Directors of the Company may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an "interim dividend") to shareholders who are registered in the Company's register of shareholders at the end of each September 30, subject to the limitations described below.

         The Commercial Code provides that a company may not make any distribution of profits by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period until the legal reserve is one-quarter of its stated capital. Under the Commercial Code the Company is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of (i) its stated capital, (ii) its capital surplus, (iii) its accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the fiscal period concerned, and (v) the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development expense over the aggregate of amounts referred to in
(ii), (iii) and (iv) above. If the Company has on its balance sheet a number of shares of its Common Stock which the Company has acquired for the purpose of transferring the same to its Directors and/or employees pursuant to the amendments to the Commercial Code which took effect on October 1, 1994 and June 1, 1997 but such shares are yet to be so transferred, the book value of such shares shall be deducted from the amount available for payment of dividends. In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of the Company's accounts, but adjusted to reflect any subsequent dividend and the legal reserve in respect thereof, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i), (ii), (iii), (iv) and (v) above, and, in addition to the deduction referred to in the immediately preceding sentence, if the Company's shareholders have adopted a resolution for the Company's purchase of shares of its Common Stock for the purpose of transferring the same to its Directors and/or employees or for the purpose of canceling the same, the total amount of purchase price authorized by such resolution shall, so long as such resolution has not expired, and whether or not such purchase has been effected, be deducted from the amount available for interim dividends.

         The Commercial Code, currently in effect, does not provide for "stock dividends". However, under the Code, the shareholders may by resolution transfer any amount which is distributable as dividends to stated capital and the Board of Directors may by resolution issue additional shares by way of a stock split up to the aggregate par value equal to the amount so transferred; thus, the same effect as a stock dividend can be achieved.

         In Japan, the "ex-dividend" date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

Transfer of Capital Surplus and Legal Reserve to Stated Capital and Stock Splits (Free Share Distributions)

         When the Company issues new shares of Common Stock, the entire amount of the issue price of such new shares is required to be accounted for as stated capital, although the Company may account for an amount not exceeding one-half of such issue price as capital surplus (subject to the remainder being not less than the total par value of the new shares being issued). The Board of Directors may transfer the whole or any part of capital surplus and legal reserve to stated capital and grant to shareholders additional shares of Common Stock free of charge by way of a stock split, without affecting the par value thereof, with reference to the whole or any part of the amount of capital surplus and legal reserve so transferred to stated capital; such additional shares may also be granted by reference to the amount representing the portion of the issue price of shares of Common Stock in excess of the par value thereof which has been accounted for as stated capital.

         The Commercial Code permits the Company to make a partially free distribution to shareholders by way of a rights issue at a subscription price per share which is less than the par value thereof if (a) the difference between the subscription price and the par value does not exceed the amount of the stated capital minus the aggregate par value of all outstanding shares, divided by the number of new shares to be issued pursuant to such rights issue, (b) the sum of the net assets of the Company (as appearing on the latest balance sheet) and the total subscription price, divided by the number of the shares outstanding immediately after the issue of the new shares, is at least 50 yen and (c) the subscription rights are made transferable. In order to satisfy the requirement mentioned in (a) above, the Board of Directors may transfer the whole or any part of capital surplus or legal reserve to stated capital.

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

Voting Rights

         A shareholder is entitled to one vote per share subject to the limitations on voting rights set forth in the following paragraph and ""Unit" Share System -Voting rights of a holder of shares representing less than one unit" below. Except as otherwise provided by law or by the Company's Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and the Company's Articles of Incorporation provide, however, that the quorum for the election of Directors and Statutory Auditors shall not be less than one-third of the total number of outstanding shares having voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding shares are directly or indirectly owned by the Company, may not exercise its voting rights in respect of the shares of the Company. The Company has no voting rights with respect to its own Common Stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. The Company's shareholders also may cast their votes in writing.

         The Commercial Code provides that in order to amend the articles of incorporation and in certain other instances, including an increase in the total number of shares authorized to be issued, a reduction of the stated capital, the removal of a Director or Statutory Auditor, dissolution, merger or consolidation of a corporation, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation, any offering of new shares at a "specially favorable" price (or any offering of convertible bonds or debentures with "specially favorable" conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with "specially favorable" conditions) to persons other than shareholders or granting to Directors or employees rights to subscribe for new shares which are to be permitted from October 1, 1997 by virtue of the 1997 amendments to the Commercial Code, the quorum shall be a majority of the total number of shares having voting rights outstanding and the approval of the holders of at least two-thirds of the shares having voting rights represented at the meeting is required.

Subscription Rights

         Holders of the Company's Common Stock have no pre-emtive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a "specially favorable" price mentioned above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks' public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

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

Transfer Agent

         The Toyo Trust and Banking Company, Limited is the transfer agent for the Company's Common Stock; as such transfer agent, it keeps the Company's register of shareholders in its office at 10-11, Higashisuna 7-chome, Koto-ku, Tokyo, Japan, and makes transfer of record ownership upon presentation of the certificates representing the transferred shares.

Record Date

         March 31 is the record date for the Company's year-end dividends. The shareholders who are registered as the holders of 100 shares or more in the Company's register of shareholders at the end of each March 31 are also entitled to exercise shareholders' rights at the ordinary general meeting of shareholders with respect to the fiscal period ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks' public notice.

         The price of the shares generally goes ex-dividend or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Repurchase by the Company of its Common Stock

         Except as otherwise permitted by the Commercial Code as set out below, the Company or any of its subsidiaries cannot acquire the Company's Common Stock except by means of a reduction of capital in the manner provided in the Commercial Code. The Company may acquire, its Common Stock in response to a shareholder's request for purchase of his shares representing less than one unit. See ""Unit" Share System -- Right of a holder of shares representing less than one unit to require the Company to purchase such shares" below. Shares so purchased must be sold or otherwise transferred to a third party within a reasonable period thereafter.

         The 1994 and 1997 amendments to the Commercial Code now enable the Company to acquire its Common Stock for the following purposes, subject to the authorization of shareholders at an ordinary general meeting (if the Articles of Incorporation provide that the shares may be purchased for the purpose of cancellation by resolution of the Board of Directors, pursuant to the resolution of the Board of Directors): (1) for the purpose of transferring the same to its Directors and/or employees; and (2) for the purpose of cancellation thereof. Acquisition by the Company of shares of its Common Stock for the purpose of (1) above is subject to, among other things, the following restrictions: (a) number of shares to be acquired does not exceed 10% of all issued and outstanding shares; (b) total amount of purchase price does not exceed the amount of the retained earnings available for dividend payment minus the amount to be paid by way of appropriation of earnings for the fiscal year and, if any amount of retained earnings is to be capitalized, such amount (if the purchase is made pursuant to the resolution of the Board of Directors as referred to in the parentheses above, one-half of such permitted amount); and (c) acquisition shall be made through a stock exchange transaction or by way of tender offer.

         At the ordinary general meeting of shareholders held on June 27, 1997, the Articles of Incorporation of the Company were amended to permit the Company to acquire and retire up to 30 million outstanding shares of its Common Stock with the retained earnings available for dividend payment whenever the Board of Directors deems it necessary in view of the general economic condition, the Company's performance and financial condition and other factors and so determines by its resolution. (No resolution has been taken by the Board of Directors for the acquisition of shares pursuant to this authority.)

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

Right of a holder of shares representing less than one unit to require the Company to purchase such shares

         A holder of shares representing less than one unit may at any time require the Company to purchase such shares at their last reported sale price on the Tokyo Stock Exchange on the day when such request is made or, if no sale takes place on the Tokyo Stock Exchange on such day, the price at which the first sale of the shares is effected on the Tokyo Stock Exchange thereafter, less applicable brokerage commission. The usual securities transfer tax is applicable to such transactions.

Other rights of a holder of shares representing less than one unit

         A holder of shares representing less than one unit has the following rights in respect of such shares: (i) the right to receive dividends (including interim dividends), (ii) the right to receive shares and/or cash by way of a stock split or upon consolidation or subdivision of shares or upon a capital decrease or merger of the Company, (iii) the right to be allotted subscription rights with respect to new shares, convertible bonds and bonds with warrants to subscribe for shares when such rights are granted to shareholders, (iv) the right to participate in the distribution of surplus assets in the event of the liquidation of the Company, and (v) the right to require the Company to issue replacement share certificates for lost, stolen or destroyed share certificates. All other rights, including voting rights, cannot be exercised with respect to shares representing less than one unit.

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

Consolidation by operation of law of shares constituting one unit into one share

         The unit share system is intended to be an interim measure with a view ultimately to achieve shares of a much higher denomination than at present. On a date to be specified by separate legislation, the shares comprising one unit will be deemed to be consolidated into one share. Presently it is not known when the bill specifying such date will be submitted to the Japanese parliament. If the consolidation takes place, the holder of any fractional share constituting one-hundredth of one share or any integral multiple thereof, which may result from such consideration, will be registered as the holder thereof in the register of fractional shares and the holder of any fraction representing less than a whole hundredth of one share will be entitled to receive a cash payment.

(c) REPORTING OF SUBSTANTIAL SHAREHOLDINGS

         The Securities and Exchange Law of Japan, as amended, requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Minister of Finance within five business days a report concerning such shareholdings.

         A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Securities Dealers Association of Japan.


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

         Dividends received by a U.S. holder of ADRs or Common Stock will be includable in income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company as determined for U.S. federal income tax purposes.

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


Item 8.  Selected Financial Data

                                                                     Year ended March 31

                                       --------------------------------------------------------------------------------
                                           1993            1994             1995            1996             1997
                                       -------------   --------------   --------------  --------------  ---------------
                                             (Millions of yen except per share amounts and yen exchange rates)
          FOR THE YEAR
          Sales and operating revenue    4,001,270        3,744,285        3,990,583       4,592,565        5,663,134
          Operating income (loss)          130,640          106,962         (166,640)        235,324          370,330
          Income (loss)
             before income taxes            92,561          102,162         (220,948)        138,159          312,429
          Net income (loss)                 36,260           15,298         (293,356)         54,252          139,460

          Depreciation
             and amortization*             275,671          242,458          226,984**       227,316          266,532
          Capital expenditures
             (additions to fixed assets)   251,117          195,937          250,678         251,197          298,078

          R&D expenses                     232,150          229,877          239,164         257,326          282,569
       ----------------------------------------------------------------------------------------------------------------
          Per share:
           Net income (loss)                  92.2             42.1           (696.9)          134.0            309.2
           Cash dividends declared
             Interim                         25.00            25.00            25.00           25.00            25.00
                                        (20.34cents)     (22.88cents)     (24.88cents)    (24.48cents)     (21.93cents)

             Year-end                        25.00            25.00            25.00           25.00            30.00
                                        (23.09cents)     (25.22cents)     (29.40cents)    (22.77cents)     (26.15cents)
       ----------------------------------------------------------------------------------------------------------------
          AT YEAR-END
          Net working capital              367,009          616,089          537,739         816,387          843,596
          Long-term debt                   880,395          983,712          906,486       1,203,592        1,099,765
          Stockholders' equity           1,428,219        1,329,565        1,007,808       1,169,173        1,459,428
          Stockholders' equity
             per share                    3,827.39         3,557.57         2,695.31        3,125.57         3,798.76
          Total assets                   4,529,830        4,269,885        4,223,920       5,045,725        5,680,342
       ----------------------------------------------------------------------------------------------------------------
          Number of shares outstanding in thousands:
             Average                       417,687          417,454          417,665         421,973          458,992
             At year-end                   373,158          373,728          373,911         374,068          384,185
       ----------------------------------------------------------------------------------------------------------------
          Yen exchange rates per U.S. dollar:
             At year-end                    114.90           102.40            86.85          107.00           123.72
             Average                        123.98           107.87            99.30           96.43           112.52
             High                           114.90           101.10            86.85           81.12           104.49
             Low                            134.53           114.20           105.38          107.29           124.54

      * Including amortization of deferred insurance acquisition costs ** Excluding write-off of goodwill

Notes to Selected Financial Data:

1. Net income (loss) per share is computed based on the average number of common shares outstanding during each period after consideration of the dilutive effect of common stock equivalents.

2. During the fiscal year ended March 31, 1996, the Company changed its method of accounting for assessing the carrying values of intercompany foreign currency commitments to comply with the Emerging Issues Task Force Issue No. 95-2. This did not have a material impact on results of operations for the years ended March 31, 1996 and 1997.

3. The consolidated results for the fiscal year ended March 31, 1995 reflect the write-off of goodwill of 265 billion yen in the Pictures Group (refer to Note 3 of Notes to Consolidated Financial Statements) and losses in the Pictures Group of approximately 50 billion yen arising from a combination of unusual items, such as abandoning a large number of projects in development and providing for settlement of outstanding lawsuits and contract claims.

4. Refer to Note 2 of Notes to Consolidated Financial Statements, regarding the accounting policy for the earnings per share computation.

5. Cash dividends declared in U.S. dollars are based on the exchange rates at each respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.


Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES

         Sony's management aims to maintain a solid financial position with ample liquidity to provide operational flexibility.

         At March 31, 1997, total assets were 5,680.3 billion yen, 12.6% more than the 5,045.7 billion yen at the previous year-end. One reason was the significantly lower value of the yen in relation to foreign currencies at the end of the year compared with the previous year-end. An increase in operating assets of Sony Life Insurance Co., Ltd., which recorded higher insurance premiums, also contributed to the rise in assets.
         Total short- and long-term borrowings and debt decreased 202.0 billion yen to 1,427.9 billion yen. This was the result of an improvement in Sony's cash flows and the conversion of convertible bonds, offset to some degree by an increase in foreign currency denominated liabilities caused by the yen's depreciation.
         Stockholders' equity grew by 290.3 billion yen to 1,459.4 billion yen. The ratio of stockholders' equity to total assets increased by 2.5 percentage points, from 23.2% to 25.7%. Based on the number of shares outstanding at March 31, 1997, stockholders' equity per share rose to 3,798.76 yen from 3,125.57 yen at the previous year-end.

         In cash flows from operating activities, depreciation and amortization rose 17.3% to 266.5 billion yen. This figure includes the amortization of goodwill and intangibles as well as the amortization of deferred insurance acquisition costs. Net cash provided by operating activities grew to 723.1 billion yen, up significantly from 234.2 billion yen in the previous year, primarily due to the increase in net income and the decrease in inventories.
         In cash flows from investing activities, net cash used in investing activities amounted to 518.0 billion yen, up from 371.0 billion yen in the previous year. This increase was mainly attributable to growth in payments for purchases of fixed assets and marketable securities.

         In cash flows from financing activities, net cash used in financing activities totaled 247.5 billion yen, mainly due to a significant decrease in short-term borrowings.
         Due to the above factors, and including the effect of exchange rate changes, there was a net decrease in cash and cash equivalents of 30.8 billion yen, resulting in a balance of 428.5 billion yen at year-end.

         Capital expenditures during the fiscal year ended March 31, 1997, increased 18.7% to 298.1 billion yen. Major components of this figure are semiconductor-related expenditures of approximately 50 billion yen and capital expenditures in the field of displays. In the fiscal year ending March 31, 1998, Sony plans to increase semiconductor-related capital expenditures for next-generation products and other requirements. The company also plans to expand manufacturing facilities for lithium-ion batteries and other products. As a result, capital expenditures are expected to exceed the level of the fiscal year ended March 31, 1997.

RESULTS OF OPERATIONS

(The fiscal year ended March 31, 1997 compared to the fiscal year ended March 31, 1996)

Sales and Operating Revenue

         Sony's consolidated sales during the fiscal year ended March 31, 1997, amounted to 5,663.1 billion yen, up 23.3% from the previous fiscal year.

         In Electronics, sales in Video Equipment rose 11.7% from the previous year, mainly due to the increase in unit sales of home-use camcorders. Sales in Audio Equipment increased 14.3%. In this category, sales of MD systems were brisk and car stereos recorded sales growth. Sales in Televisions increased 30.4%, reflecting the growth in sales of color TVs and strong sales of computer displays worldwide. Sales in Other Products rose 36.5%. The PlayStation game console and software, cellular phones, and lithium-ion batteries contributed to the sales increase in this category. However, sales of personal computer-related semiconductors, optical pickups, and CD-ROM drives declined.
         In Entertainment, sales in the Music Group increased 14.0% despite the weak retail environment in the U.S., primarily due to favorable sales growth outside Japan. Sales in the Pictures Group rose 37.8%, mainly benefiting from continued strength in the television operations, including U.S. network prime-time, daytime, and game show programming, the success of sell-through videos, and licensing agreements of SPE's filmed entertainment library.
         In Insurance and financing, revenues increased 9.0% from the previous year, reflecting the expansion of Sony's life insurance business in Japan.

         By geographic area, sales in Japan rose 15.3%. Televisions and Other Products, which includes the home video game business, were the most important contributors. Sony's overseas sales were higher in both the Electronics Business and the Entertainment Business. As a result, sales were up 30.1% in the U.S., 23.8% in Europe, and 25.6% in Other Areas. Sales in Japan accounted for 28.1% of the consolidated sales, with overseas sales accounting for 71.9%, an increase of
1.9 percentage points from the previous year.

Impact of Foreign Exchange Trends

         During the fiscal year ended March 31, 1997, the U.S. dollar, German mark, and British pound accounted for approximately 67%, 5%, and 5%, respectively, of Sony's overseas sales. Approximately 97% of overseas sales were denominated in foreign currencies. During the year, the yen depreciated approximately 15% against the U.S. dollar, 7% against the German mark, and 16% against the British pound, each in terms of average rate, compared with the previous year. It is estimated that sales would have been approximately 520 billion yen lower than the reported figure, if the value of the yen had remained the same as in the previous year.

         To minimize the adverse effects of foreign exchange fluctuations on its financial results, Sony promotes the localization of material and parts procurement, design, and manufacturing operations outside Japan. During the fiscal year ended March 31, 1997, overseas activities represented approximately 50% of total manufacturing output in Sony's Electronics Business. This figure is expected to continue to rise. Sony employs foreign exchange forward contracts and foreign currency option contracts to hedge against foreign exchange risks that arise from export and import transactions of Sony Corporation and its subsidiaries. In addition, interest rate currency swap agreements are used in connection with certain foreign currency denominated borrowings and debt.

Cost of Sales, Selling, General and Administrative Expenses, and Operating
Income

         The revenue and expenses of Insurance and financing are not included in the figures in the following two paragraphs.

         Cost of sales increased 22.2% to 3,930.1 billion yen, and the ratio of cost of sales to consolidated sales improved 1.2 percentage points, to 72.6%. Research and development expenses rose 9.8% to 282.6 billion yen, but as a percentage of consolidated sales declined 0.7 percentage point, to 5.2%.

         Selling, general and administrative expenses rose 23.4% to 1,132.2 billion yen. These expenses as a percentage of consolidated sales improved 0.1 percentage point, to 20.9%.

         Insurance and financing expenses were up 3.6% to 230.5 billion yen. This is mainly attributable to higher future insurance policy benefits due to growth in Sony's life insurance business. As a percentage of insurance and financing revenue, these expenses improved 4.8 percentage points, to 91.5%.

         Operating income grew by 57.4% to 370.3 billion yen, and the ratio of operating income to consolidated sales increased 1.4 percentage points, to 6.5%.

Other Income and Expenses

         Other income rose 40.9% to 92.6 billion yen, while other expenses decreased 7.6% to 150.5 billion yen. These changes are primarily attributable to the foreign exchange gain, net, posted during the fiscal year ended March 31, 1997, following a substantial foreign exchange loss, net, in the previous year. During the fiscal year ended March 31, 1997, the exchange rates of the yen at settlement of foreign currency denominated sales were about the same as prevailing exchange rates. However, yen exchange rates for settlement of imports were higher than prevailing rates, resulting in a foreign exchange gain.

         Among other income and expenses, the balance of interest and dividend income less interest expenses resulted in net interest payments of 51.5 billion yen. This is 2.4 billion yen more than in the previous year, mainly because of the yen's depreciation.

Income before Income Taxes and Net Income

         Income before income taxes was up 126.1% to 312.4 billion yen. Income taxes as a percentage of income before income taxes declined 3.4 percentage points, to 52.4%.

         Net income increased 157.1% to 139.5 billion yen, and represented 2.5% of consolidated sales, up 1.3 percentage points from the previous year.

         Net income per share rose from 134.0 yen to 309.2 yen (refer to Note 2 of Notes to Consolidated Financial Statements). The return on average stockholders' equity increased 5.6 percentage points, to 10.6%.

Segment Information

         The following discussion is based on segment information (refer to Note 18 of Notes to Consolidated Financial Statements) and differs from the sales classification described in Products and Sales and Distribution in Item 1.

         By Industry Segment, sales in the Electronics Business grew 23.6%. Backed by the rise in sales and the yen's depreciation, operating income surged 59.2%. Operating income as a percentage of sales in the Electronics Business improved by 1.6 percentage points, to 6.9%.
         Sales in the Entertainment Business were up 24.0%, and operating income climbed 20.8%. As a percentage of sales in the segment, operating income declined by 0.2 percentage point to 6.3%. Strong results outside Japan were behind higher operating income in the Music Group. The Pictures Group also posted an increase in operating income, primarily due to strength in the home video and television businesses, and to licensing agreements involving SPE's filmed entertainment library.
         In Insurance and financing, the strong performance of the life insurance business was mainly responsible for a 9.0% rise in revenue and a large 153.6% increase in operating income.

         By Geographic Area, Sony generated higher sales in all areas. In Japan, sales rose 12.9%. Operating income was up by a substantial 75.8%, mainly the result of a strong performance in the Electronics Business, including higher profitability of exports as the yen weakened. As a percentage of sales in Japan, operating income rose 2.8 percentage points, to 7.6%. In the U.S., sales increased 31.9%, but operating income declined 4.5% and fell 0.7 percentage point as a percentage of sales. This decline is primarily due to substantial losses incurred at a semiconductor manufacturing equipment subsidiary. In Europe, sales increased 24.7% and operating income advanced 45.2%, representing 6.2% of sales, 0.9 percentage point more than in the previous year. In Other Areas, sales were up 20.8% and operating income rose 25.3%, representing 4.8% of sales, 0.1 percentage point more than in the previous year.

(The fiscal year ended March 31, 1996 compared to the fiscal year ended March 31, 1995)

Sales and Operating Revenue

         Sony's consolidated sales during the fiscal year ended March 31, 1996, amounted to 4,592.6 billion yen, up 15.1% from the previous fiscal year.

         In Electronics, sales in Video Equipment rose 5.8% from the previous year, due to the increase in unit sales of home-use camcorders and favorable sales performances of broadcast- and industrial-use video products including Digital Betacam VTRs. Sales in Audio Equipment increased 0.8%. In this category, MD system unit sales showed significant growth, particularly in Japan. Sales in Televisions increased 12.2%, reflecting the growth in unit sales of color TVs and strong sales of computer displays worldwide. Sales in Other Products rose 41.4%, due to the strong sales of semiconductors, electronic components, CD-ROM drives, and cellular phones. In addition, the PlayStation game console and software gained popularity in Japan, the U.S., and Europe, contributing substantially to the sales increase in Other Products.
         In Entertainment, sales in the Music Group increased 3.6% over the previous year. Strong sales gains in international markets more than offset a sales decline in the U.S. that resulted from the weak retail environment. The Pictures Group sales rose 13.0%, reflecting strong box office revenues from several hit films as well as the successful off-network syndication of a hit comedy.
         In Insurance and financing, revenues increased 66.6% from the previous year, reflecting the expanded business operations of Sony Life Insurance Co., Ltd.

         By geographic area, sales in Japan increased 24.9%, supported by overall sales advances in electronics products and higher sales of the PlayStation game console and software, as well as revenue growth in the life insurance business. Sales in the U.S. rose 9.4%, reflecting gains in computer-related products. In Europe, sales rose 16.4%, due to overall sales growth of the Electronics Business as well as favorable results of the Entertainment Business. In addition, the successful launch of the PlayStation in the U.S. and Europe in the fiscal year contributed to sales in both areas. Sales in Other Areas advanced 8.6%, led by expansion in Asian countries. Sales in Japan accounted for 30.0% of the consolidated sales, with overseas sales accounting for 70.0%, a decrease of 2.3 percentage points from the previous year.

Impact of Foreign Exchange Trends

         During the fiscal year ended March 31, 1996, overseas sales were denominated approximately 63% in U.S. dollars, 8% in German mark, 5% in British pound, and 4% in Hong Kong dollars. In total, approximately 97% of overseas sales were denominated in foreign currencies. In terms of average rate, the yen rose approximately 3% against both the U.S. dollar and British pound, while it fell approximately 6% against the German mark. It is estimated that consolidated sales would have been approximately 20 billion yen higher than the reported figure if the value of the yen had remained the same as in the previous fiscal year.

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

Other Income and Expenses

         Other income declined 5.5%, to 73.3 billion yen, and other expenses increased 29.3%, to 170.5 billion yen, due mainly to a large foreign exchange loss, net, as opposed to a foreign exchange gain, net, in the previous year. During the fiscal year ended March 31, 1996, the exchange rates of the yen at settlement of foreign exchange forward contracts were higher than prevailing exchange rates, resulting in a foreign exchange loss.

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

         Sony registered net income per share of 134.0 yen, compared with a net loss per share of 696.9 yen in the previous year (refer to Note 2 of Notes to Consolidated Financial Statements).

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


Item 9A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.


COMPLIANCE WITH STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

         In February 1997, the FASB issued FAS 128, Earnings per Share, which replaces the presentation of primary Earnings per Share (EPS) with a presentation of basic EPS and also requires dual presentation of basic and diluted EPS with an appropriate reconciliation of both computations. Basic EPS is computed based on the average number of shares of common stock outstanding during each period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. This Statement is effective for the both interim and annual periods ending after December 15, 1997. Earlier application is not permitted. After the effective date, all prior-period EPS data presented shall be restated to conform with this Statement. Under the provisions of this Statement, the company's basic EPS for the years ended March 31, 1995, 1996, and 1997 would be (784.7) yen, 145.1 yen, and 367.7 yen, respectively, and also its diluted EPS for the years ended March 31, 1995, 1996, and 1997 would be (784.7) yen, 134.0 yen, and 309.2 yen, respectively (yen amounts in parentheses represent loss per share).

         In February 1997, FAS 129, Disclosure of Information about Capital Structure, and in June 1997, FAS 130, Reporting Comprehensive Income and FAS 131, Disclosures about Segments of an Enterprise and Related Information about Capital Structure were issued. FAS 129 is effective for financial statements for periods ending after December 15, 1997 and FAS 130 and FAS 131 are effective for financial statements for periods beginning after December 15, 1997. The statements are primarily disclosure oriented and will not effect the Company's consolidated financial position or operating results.


Item 10. Directors and Officers of Registrant

         On June 27, 1997, the Company made a major reform of its Board of Directors and at the same time introduced a new system of executive officers. While the Company selects appropriate and qualified persons for the management of Sony as candidates for directorship, the Company intends to increase the number of outside Directors in order to reinforce the Board's supervisory function on the conduct of business. The number of Directors are reduced adequately so that more active discussion may be conducted and proper decisions may be taken at the Board of Directors. Under the new system of executive officers, the executive officers appointed by the Board of Directors execute their respective assigned duties upon the delegation of power and authority by the Representative Directors, who have unlimited statutory authority and power to represent and act on behalf of the Company in all respects, and assist the relevant Representative Directors in their respective areas of responsibility. This new system was introduced with a view to strengthening the executive function of officers headed by the Representative Directors who are in charge of business operations in line with the basic policies set by the Board of Directors and under the supervision of the Board of Directors.

         Set forth below are the names of the Company's Directors and Statutory Auditors as of July 1, 1997.

                                                                                                      Director or
                                                                                                   Statutory Auditor
   Directors and Statutory Auditors                                                                       since
   --------------------------------                                                                -----------------
   Chairman and Representative Director, Chief Executive Officer
         Norio Ohga --------------------------------------------------------------------------------------1964

   Vice Chairman and Representative Director
         Tsunao Hashimoto --------------------------------------------------------------------------------1980

   President and Representative Director, Chief Operating Officer
         Nobuyuki Idei -----------------------------------------------------------------------------------1989

   Executive Deputy President and Representative Directors
         Minoru Morio  -----------------------------------------------------------------------------------1988
         Kozo Ohsone   -----------------------------------------------------------------------------------1987
         Yoshiyuki Kaneda --------------------------------------------------------------------------------1986
         Tamotsu Iba  ------------------------------------------------------------------------------------1992

   Directors
         Peter G. Peterson -------------------------------------------------------------------------------1991
         Kenichi Suematsu --------------------------------------------------------------------------------1997
         Hideo Ishihara ----------------------------------------------------------------------------------1997

   Standing Statutory Auditors
         Nobuo Kanoi  ------------------------------------------------------------------------------------1996
         Akihisa Ohnishi ---------------------------------------------------------------------------------1993
         Yoshisuke Mohri ---------------------------------------------------------------------------------1994

   Statutory Auditor
         Kazuaki Morita ----------------------------------------------------------------------------------1995


         Set forth below are the names of the Company's executive officers (including seven Representative Directors) as of July 1, 1997.


   Executive Officers (Since June 27, 1997)
   ----------------------------------------
         Norio Ohga
         Tsunao Hashimoto-----------------Chief Human Resources Officer, In charge of Corporate External Relations Division
         Nobuyuki Idei
         Minoru Morio---------------------Chief Technology Officer, In charge of Home Entertainment & Information Group,
                                          Semiconductor Company, and Intellectual Property Development Center

         Kozo Ohsone----------------------Chief Production Officer, In charge of Personal Entertainment & Communication
                                          Group and Computer Peripherals & Components Company

         Yoshiyuki Kaneda-----------------Executive Representative, Western Japan
         Tamotsu Iba----------------------Chief Financial Officer, In charge of Legal Division


   Corporate Executive Vice President
         Kiyoshi Yamakawa-----------------In charge of Image Creation & Communication Group
         Suehiro Nakamura-----------------President of Display Company
         Kenichi Oyama--------------------Senior General Manager of Accounting & Finance Division

   Corporate Senior Vice President
         Hideo Nakamura-------------------In charge of Manufacturing System Business Center, Circuit
                                          Board Business Center, and Production Engineering Center
         Teruaki Aoki---------------------President of Computer Peripherals & Components Company, In
                                          charge of Bionics Department
         Masayuki Takano------------------President of Broadcast Products Company
         Yasumasa Mizushima---------------In charge of Procurement Center and Logistics Center
         Masayoshi Morimoto---------------Senior General Manager of Corporate Human Resources Division,
                                          In charge of Employee Relations & General Affairs Center and
                                          Capital Market & Investor Relations
         Shizuo Takashino-----------------President of Personal A&V Products Company, In charge of MD
                                          Business Center
         Akiyosi Kawashima----------------President of Recording Media & Energy Company
         Mario Tokoro---------------------President of IT Laboratories and Sony Computer Science
                                          Laboratory

   Corporate Vice President
         Toshitada Doi--------------------President of D-21 Laboratory
         Seiichi Watanabe-----------------President of Semiconductor Company
         Kenji Hori-----------------------In charge of Information Systems Center and Customer
                                          Satisfaction Center
         Toshiyuki Yamada-----------------President of Research Center
         Katsuaki Tsurushima--------------President of Advanced Development Laboratory
         Kunitake Ando--------------------President of Information Technology Company
         Takeo Eguchi---------------------President of Image & Sound Communication Company, In charge of
                                          Visual Communication Center, New Video Theater Systems Planning
                                          Department, and Card Systems Department
         Shigeyuki Ochi-------------------President of Media Processing Laboratories
         Nobuyuki Watanabe----------------Senior General Manager of Electronic Devices Marketing Group
         Tadasu Kawai---------------------Senior General Manager of International Marketing Center, In
                                          charge of Corporate AD Center
         Masao Morita---------------------President of Personal & Mobile Communication Company
         Mitsuru Ohki---------------------Senior General Manager of Corporate Communication Center
         Yoshio Nishi---------------------Senior Vice President of Recording Media & Energy Company
         Yutaka Nakagawa------------------Senior Vice President of Personal A&V Products Company
         Yukio Kubota---------------------Senior Vice President of Display Company, Vice President of
                                          Information Technology Company
         Katsumi Ihara--------------------President of Home A&V Products Company


(a) All of the aforementioned persons, with the exception of Mr. Peter G. Peterson, Chairman of The Blackstone Group, Mr. Kenichi Suematsu, Advisor of The Sakura Bank, Limited, Mr. Hideo Ishihara, Chairman of Goldman Sachs (Japan) Ltd., and Mr. Kazuaki Morita, Chairman of Morita and Co., are engaged full-time in the affairs of Sony.

(b)  Mr. Kazuaki Morita is an uncle of Mr. Masao Morita.

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

         The Board of Directors may elect from among its members a Chairman and Director, a Vice Chairman and Director, a President and Director, and one or more Executive Deputy Presidents and Directors. From among the Directors the Board of Directors shall elect one or more Representative Directors. Each of the Representative Directors has the authority individually to represent the Company in the conduct of its affairs.

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


Item 11. Remuneration of Directors and Statutory Auditors

(a) The aggregate amount of remuneration, including bonuses, paid by Sony to all Directors and Statutory Auditors of the Company as a group (45 persons) who served during the fiscal year ended March 31, 1997, was approximately 2,572 million yen.

(b) The aggregate amount accrued for lump-sum severance indemnities by Sony during the fiscal year for Directors of the Company totaled 695 million yen. (See Note 12 of Notes to Consolidated Financial Statements.)


Item 12. Options to Purchase Securities from Registrant or Subsidiaries

         As of September 1, 1997, the Company had granted the following outstanding Warrants to purchase shares of Common Stocks to certain Directors and executive officers as part of their compensation.

(a)          Number of Shares               Initial Issue Price per Share*          Exercise Period
             ----------------               ------------------------------          ---------------

         Number of shares of                           5,330 yen                   October 1, 1995 to
         Common Stock having an                                                    August 31, 1999
         issue price of 1 billion yen

         Number of shares of                           7,022 yen                   October 1, 1996 to
         Common Stock having an                                                    August 15, 2000
         issue price of 2 billion yen


         * Subject to antidilution adjustment

(b) As of September 1, 1997, the total amount of Common Stock called for by Warrants held by Directors and executive officers is 1.9 billion yen.


Item 13. Interest of Management in Certain Transactions

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

None.


Item 16. Changes in Securities and Changes in Security for Registered Securities

(a) None.

(b) None.

(c) None.

(d) None.

                                   PART IV

Item 17. Financial Statements

Not applicable.


Item 18. Financial Statements

See Financial Statements.


Item 19. Financial Statements and Exhibits

(a) Financial Statements

    See accompanying index to Consolidated Financial Statements.

   (b) Exhibits

       (1) Articles of Incorporation, as amended
           (English translation)

       (2) Regulations of the Board of Directors, as amended
           (English translation)

       (3) Certificate of English translations

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                SONY CORPORATION
                                (Registrant)


                                BY  /s/ Kenichi Oyama
                                    --------------------------------------
                                        Kenichi Oyama
                                        Corporate Executive Vice President

   Date  September 11, 1997
         ------------------

                       S O N Y   C O R P O R A T I O N

                        AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED FINANCIAL STATEMENTS

                                MARCH 31, 1997

                                SONY CORPORATION
                          AND CONSOLIDATED SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of independent accountants                                          F-2

Consolidated balance sheets at March 31, 1996 and 1997                     F-3

Consolidated statements of income and retained earnings
 for the years ended March 31, 1995, 1996, and 1997                        F-5

Consolidated statements of cash flows
 for the years ended March 31, 1995, 1996, and 1997                        F-7

Notes to consolidated financial statements                                 F-10

Financial statement schedule
 for the years ended March 31, 1995, 1996, and 1997
  II - Valuation and qualifying accounts                                   F-43


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

                        Report of Independent Accountants



To the Stockholders and Board of Directors of Sony Corporation (Sony Kabushiki Kaisha)



In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its consolidated subsidiaries at March 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 3 to the consolidated financial statements, the company changed its method of accounting for assessing the carrying values of its investments in acquired businesses including goodwill in the year ended March 31, 1995.


/s/ PRICE WATERHOUSE
--------------------
Price Waterhouse
May 6, 1997
Tokyo, Japan

                               SONY CORPORATION
                        AND CONSOLIDATED SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                    ASSETS

                                                                Yen in millions
                                                          --------------------------
                                                                   March 31
                                                          --------------------------
                                                            1996             1997
                                                          ---------        ---------
Current assets:

  Cash and cash equivalents                                 459,339          428,518
  Time deposits                                              32,605           52,518
  Marketable securities                                      28,420          120,094
  Notes and accounts receivable, trade                      923,566        1,066,314
  Allowance for doubtful accounts and sales returns         (68,763)         (93,732)
  Inventories                                               856,638          869,800
  Deferred income taxes                                      83,291          111,756
  Prepaid expenses and other current assets                 208,891          240,195
                                                          ---------        ---------
     Total current assets                                 2,523,987        2,795,463
                                                          ---------        ---------

Noncurrent inventories-film                                 186,007          242,727
                                                          ---------        ---------
Investments and advances:

  Affiliated companies                                       40,470           52,547
  Securities investments and other                          640,182          734,332
                                                          ---------        ---------
                                                            680,652          786,879
                                                          ---------        ---------
Property, plant and equipment:

  Land                                                      164,563          179,011
  Buildings                                                 714,419          818,084
  Machinery and equipment                                 1,618,612        1,805,851
  Construction in progress                                   78,078           72,661
                                                          ---------        ---------
                                                          2,575,672        2,875,607
  Less-Accumulated depreciation                           1,454,913        1,636,696
                                                          ---------        ---------
                                                          1,120,759        1,238,911
                                                          ---------        ---------
Other assets:

  Intangibles                                               104,733          112,080
  Goodwill                                                  148,729          161,840
  Deferred insurance acquisition costs                      112,820          148,032
  Other                                                     168,038          194,410
                                                          ---------        ---------
                                                            534,320          616,362
                                                          ---------        ---------
                                                          5,045,725        5,680,342
                                                          =========        =========


        The accompanying notes are an integral part of these statements.

                               SONY CORPORATION
                        AND CONSOLIDATED SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                     LIABILITIES AND STOCKHOLDERS' EQUITY


                                                           Yen in millions
                                                     --------------------------
                                                              March 31
                                                     --------------------------
                                                       1996             1997
                                                     ---------        ---------
Current liabilities:

  Short-term borrowings                                292,396          117,801
  Current portion of long-term debt                    133,863          210,315
  Notes and accounts payable, trade                    565,044          653,826
  Accounts payable, other and accrued expenses         418,612          537,726
  Accrued income and other taxes                        74,029          169,480
  Other                                                223,656          262,719
                                                     ---------        ---------
     Total current liabilities                       1,707,600        1,951,867
                                                     ---------        ---------
Long-term liabilities:

  Long-term debt                                     1,203,592        1,099,765
  Accrued pension and severance costs                  123,959          146,289
  Deferred income taxes                                160,398          173,951
  Future insurance policy benefits and other           447,316          579,263
  Other                                                126,233          154,912
                                                     ---------        ---------
                                                     2,061,498        2,154,180
                                                     ---------        ---------

Minority interest in consolidated subsidiaries         107,454          114,867
                                                     ---------        ---------
Stockholders' equity:

  Common stock, 50 yen par value-
     Authorized:  1,350,000,000 shares
     Issued: 1996 - 374,067,706 shares                 299,885
             1997 - 384,185,043 shares                                  332,037
  Additional paid-in capital                           441,735          474,033
  Legal reserve                                         31,380           35,831
  Unrealized gain on securities                         81,333           67,278
  Retained earnings                                    617,343          731,470
  Cumulative translation adjustment                   (302,503)        (181,221)
                                                     ---------        ---------
                                                     1,169,173        1,459,428
                                                     ---------        ---------
Commitments and contingent liabilities

                                                     5,045,725        5,680,342
                                                     =========        =========



        The accompanying notes are an integral part of these statements.

                               SONY CORPORATION
                        AND CONSOLIDATED SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS



                                                            Yen in millions
                                             ------------------------------------------

                                                          Year ended March 31
                                             ------------------------------------------
                                               1995             1996            1997
                                             ---------        ---------       ---------
Sales and operating revenue:
   Net sales                                 3,826,693        4,339,411       5,383,911
   Insurance and financing revenue             138,747          231,198         251,930
   Other operating revenue                      25,143           21,956          27,293
                                             ---------        ---------       ---------
                                             3,990,583        4,592,565       5,663,134
                                             ---------        ---------       ---------
Costs and expenses:
   Cost of sales                             2,916,475        3,216,806       3,930,107
   Selling, general and administrative         842,783          917,887       1,132,241
   Insurance and financing expenses            132,798          222,548         230,456
   Goodwill write-off                          265,167               --              --
                                             ---------        ---------       ---------
                                             4,157,223        4,357,241       5,292,804
                                             ---------        ---------       ---------

Operating income (loss)                       (166,640)         235,324         370,330
                                             ---------        ---------       ---------
Other income:
   Interest and dividends                       22,362           18,053          19,406
   Foreign exchange gain, net                   22,789               --          18,085
   Other                                        27,992           47,702          55,152
                                             ---------        ---------       ---------
                                                73,143           65,755          92,643
                                             ---------        ---------       ---------
Other expenses:
   Interest                                     65,354           67,095          70,892
   Foreign exchange loss, net                       --           25,580              --
   Other                                        62,097           70,245          79,652
                                             ---------        ---------       ---------
                                               127,451          162,920         150,544
                                             ---------        ---------       ---------
Income (loss) before income taxes             (220,948)         138,159         312,429
                                             ---------        ---------       ---------
Income taxes:
   Current                                      84,108           72,088         169,060
   Deferred                                    (18,935)           5,070          (5,490)
                                             ---------        ---------       ---------
                                                65,173           77,158         163,570
                                             ---------        ---------       ---------

Income (loss) before minority interest        (286,121)          61,001         148,859
Minority interest in consolidated
  subsidiaries                                   7,235            6,749           9,399
                                             ---------        ---------       ---------

Net income (loss)                             (293,356)          54,252         139,460
                                             =========        =========       =========

                          (Continued on following page)





        The accompanying notes are an integral part of these statements.

                               SONY CORPORATION
                        AND CONSOLIDATED SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS


                                 (Continued)



                                                          Yen in millions
                                              --------------------------------------

                                                        Year ended March 31
                                              --------------------------------------
                                                1995           1996           1997
                                              --------        -------        -------
Net income (loss) (from preceding page)       (293,356)        54,252        139,460

Retained earnings:
  Balance, beginning of year                   901,847        585,553        617,343
  Common stock issue costs, net of tax              (8)            (2)            --
  Cash dividends                               (18,692)       (18,700)       (20,882)
  Transfer to legal reserve                     (4,238)        (3,760)        (4,451)
                                              --------        -------        -------

  Balance, end of year                         585,553        617,343        731,470
                                              ========        =======        =======

                                                                Yen
                                              --------------------------------------
Per common share:
  Net income (loss)                             (696.9)         134.0          309.2
  Cash dividends                                  50.0           50.0           55.0





        The accompanying notes are an integral part of these statements.

                               SONY CORPORATION
                        AND CONSOLIDATED SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                         Yen in millions
                                                           ---------------------------------------

                                                                       Year ended March 31
                                                           ---------------------------------------
                                                             1995            1996           1997
                                                           --------        --------        -------
Cash flows from operating activities:
  Net income (loss)                                        (293,356)         54,252        139,460
  Adjustments to reconcile net income (loss)
    to net cash provided by operating activities-
     Depreciation and amortization,
       including amortization of deferred
       insurance acquisition costs                          226,984         227,316        266,532
     Goodwill write-off                                     265,167              --             --
     Accrual for pension and severance costs,
       less payments                                         15,364           9,604         19,521
     Loss on disposal of fixed assets                        17,838           9,429         13,411
     Deferred income taxes                                  (18,935)          5,070         (5,490)
     Changes in assets and liabilities:
       Increase in notes and accounts receivable           (116,093)       (150,158)       (65,905)
       (Increase) decrease in inventories                   (86,740)        (69,157)        41,825
       Increase in other current assets                      (4,385)        (32,117)        (2,906)
       Increase (decrease) in notes
         and accounts payable                                56,112          (4,169)        66,099
       Increase (decrease) in accrued income
         and other taxes                                     10,528          (6,064)        89,887
       Increase in other current liabilities                 57,309          54,438         73,786
       Increase in future insurance policy benefits
         and other                                           76,100         174,223        131,947
     Other                                                  (23,954)        (38,490)       (45,032)
                                                           --------        --------        -------

           Net cash provided by operating activities        181,939         234,177        723,135
                                                           ========        ========        =======


                          (Continued on following page)








        The accompanying notes are an integral part of these statements.

                               SONY CORPORATION
                        AND CONSOLIDATED SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                   Yen in millions
                                                       ----------------------------------------

                                                                 Year ended March 31
                                                       ----------------------------------------
                                                         1995            1996            1997
                                                       --------        --------        --------
Cash flows from investing activities:
  Payments for purchases of fixed assets               (222,861)       (250,157)       (298,187)
  Proceeds from sales of fixed assets                     6,637          22,823          14,940
  Payments for investments and advances                (326,684)       (490,330)       (450,399)
  Proceeds from sales of investment
    securities and collections of advances              273,919         313,769         316,787
  Payments for purchases of marketable
    securities                                         (115,244)        (54,964)       (128,929)
  Proceeds from sales of marketable securities           81,432         101,913          46,105
  (Increase) decrease in time deposits                   27,595         (12,359)        (18,361)
  Other                                                  (2,727)         (1,694)             46
                                                       --------        --------        --------

           Net cash used in investing activities       (277,933)       (370,999)       (517,998)
                                                       ========        ========        ========

                          (Continued on following page)







        The accompanying notes are an integral part of these statements.

                               SONY CORPORATION
                        AND CONSOLIDATED SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                  Yen in millions
                                                     ---------------------------------------

                                                                Year ended March 31
                                                     ---------------------------------------
                                                       1995           1996            1997
                                                     -------        --------        --------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt            29,853         381,239         171,698
  Payments of long-term debt                         (69,039)        (87,500)       (209,383)
  Increase (decrease) in short-term borrowings       153,515        (145,527)       (192,034)
  Dividends paid                                     (18,681)        (18,772)        (18,657)
  Other                                               (2,595)          1,037             881
                                                     -------        --------        --------
           Net cash provided by (used in)
             financing activities                     93,053         130,477        (247,495)
                                                     -------        --------        --------

  Effect of exchange rate changes on cash
    and cash equivalents                              (5,735)         (9,871)         11,537
                                                     -------        --------        --------

  Net decrease in cash and cash equivalents           (8,676)        (16,216)        (30,821)
  Cash and cash equivalents at beginning
    of year                                          484,231         475,555         459,339
                                                     -------        --------        --------

  Cash and cash equivalents at end of year           475,555         459,339         428,518
                                                     =======        ========        ========





        The accompanying notes are an integral part of these statements.

                               SONY CORPORATION
                        AND CONSOLIDATED SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. Nature of operations:

The company is engaged in the development, manufacture, and sale of various kinds of electronic equipment, instruments, and devices. The company's principal manufacturing facilities are located in Japan, the United States, Europe, and Asia, and its products are marketed by sales subsidiaries and unaffiliated local distributors throughout the world. The company is also engaged worldwide in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres, and image-based software, including film, video, television, and new entertainment technologies. Further, the company is engaged in insurance and financing activities. These activities are carried on principally through a Japanese stock life insurance subsidiary and also a Japanese financing subsidiary.


2. Summary of significant accounting policies:

The parent company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domicile. Certain adjustments and reclassifications, including those relating to the tax effects of temporary differences, capitalization of stock purchase warrants, deferral of insurance acquisition costs, the accrual of certain expenses, and the accounting for foreign currency translation, have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (U.S. GAAP). These adjustments were not recorded in the statutory books of account.

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

Insurance premiums are reported as revenue when due from policyholders. Benefits and expenses are associated with earned insurance premiums so as to result in the recognition of profits over the life of the contracts. This association is accomplished through a provision for liabilities for future benefits and amortization of acquisition costs.


Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.


Debt and equity securities -

On April 1, 1994, the company adopted Statement of Financial Accounting Standards No. 115 (FAS 115), Accounting for Certain Investments in Debt and Equity Securities, and recorded 73,000 million yen of unrealized gains on available-for-sale securities as a separate component of stockholders' equity on a net of tax basis. Under FAS 115, unrealized gains and losses on debt securities and equity securities classified as available-for-sale, whose fair values are readily determinable, are reported in a separate component of stockholders' equity, net of tax. Debt securities that are expected to be held to maturity are reported at amortized cost.


Inventories -

Inventories in electronics and music entertainment are valued at cost, not in excess of market, cost being determined on the "average cost" basis except for the cost of finished products carried by certain subsidiary companies which is determined on the "first-in, first-out" basis.

Film costs include production, print, certain advertising costs, and allocated overhead. Film costs are amortized in the proportion that revenue for a period relates to management's estimate of ultimate revenues.

Unamortized film costs are compared with estimated net realizable value on an individual film basis and write-downs are recorded when indicated. Film costs for motion pictures and television programs that are expected to be amortized against revenues from primary markets are classified as current assets. Primary markets for motion pictures include theatrical, home videocassette, and pay television. Primary markets for television programs include network and first-run syndication. All other film costs are classified as noncurrent.


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

Accounting for the impairment of long-lived assets -

During the fiscal year ended March 31, 1997, the company has adopted FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires that long-lived assets and certain identifiable intangibles held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or intangibles may not be recoverable. The effect of adopting this statement was not material.


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

In July 1995, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a consensus with regard to EITF No. 95-2, Determination of What Constitutes a Firm Commitment for Foreign Currency Transactions Not Involving a Third Party. EITF No. 95-2 requires companies to mark to market forward exchange contracts to hedge intercompany foreign currency commitments which do not qualify as firm commitments as defined by such consensus. Accordingly, the company has applied the provisions of EITF No. 95-2 effective as of the second quarter of the year ended March 31, 1996. Previously, gains or losses on those forward exchange contracts to hedge intercompany foreign currency commitments have been deferred in accordance with FAS 52 and EITF No. 91-1. The application of the provisions of EITF No. 95-2 did not have a material impact on the results of operations for the years ended March 31, 1996 and 1997.

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

In February 1997, the FASB issued FAS 128, Earnings per Share, which replaces the presentation of primary Earnings per Share (EPS) with a presentation of basic EPS and also requires dual presentation of basic and diluted EPS with an appropriate reconciliation of both computations. Basic EPS is computed based on the average number of shares of common stock outstanding during each period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. This Statement is effective for the both interim and annual periods ending after December 15, 1997. Earlier application is not permitted. After the effective date, all prior-period EPS data presented shall be restated to conform with this Statement. Under the provisions of this Statement, the company's basic EPS for the years ended March 31, 1995, 1996, and 1997 would be (784.7 yen), 145.1 yen, and 367.7 yen, respectively, and also its diluted EPS for the years ended March 31, 1995, 1996, and 1997 would be (784.7 yen), 134.0 yen, and 309.2 yen, respectively (yen amounts in parentheses represent loss per share).


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

Other recent pronouncements-

In June 1996, FAS 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, was issued and was effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996. The adoption of FAS 125 did not have a material effect on the company's consolidated financial position or operating results.

In February 1997, FAS 129, Disclosure of Information about Capital Structure, and in June 1997, FAS 130, Reporting Comprehensive Income and FAS 131, Disclosures about Segments of an Enterprise and Related Information about Capital Structure were issued. FAS 129 is effective for financial statements for periods ending after December 15, 1997 and FAS 130 and FAS 131 are effective for financial statements for periods beginning after December 15, 1997. The statements are primarily disclosure oriented and will not effect the company's consolidated financial position or operating results.


Reclassifications -

Certain reclassifications of the statements of income and retained earnings in the years ended March 31, 1995 and 1996 have been made to conform with the presentation in the year ended March 31, 1997.


3. Intangible assets and other long-lived assets including goodwill:

During the second quarter of the year ended March 31, 1995, the company changed its method of accounting for assessing the carrying value of its investments in acquired businesses including goodwill. Previously, the company assessed the carrying value of its investments in acquired businesses including goodwill on the basis of projections of undiscounted future operating cash flows plus an amount for an anticipated residual value. Under the new method adopted, the company applied a discount factor to those projected cash flows.

The company believed that the new method provided a better measurement of the recoverability of its investments because the discounted cash flows method recognized the effect of the substantial cost of capital employed to carry the investments. The effect of this accounting change was to reduce the goodwill of the Entertainment segment associated with the Pictures Group by 265,167 million yen.

Since its acquisition in November 1989, there had been slower than expected growth of the business of the Pictures Group, higher than expected levels of operating costs and expenses and higher than anticipated capital investment requirements. The deterioration experienced in the year ended March 31, 1994 gave rise to a thorough internal review. Similar results experienced in the first half of the year ended March 31, 1995, together with the resignation of the Pictures Group top management, caused the company to conclude that additional funding would be needed to attain acceptable levels of profitability. In light of the level of investments and likelihood of additional funding requirements, the company determined in the second quarter of the year ended March 31, 1995 that a discounted cash flows method provided a preferable measurement of the recoverability of its investments in acquired businesses because this method recognizes the effect of the cost of capital. The discounted future results of the Pictures Group, based on the company's forecasts, were not sufficient to justify the carrying value as of the end of the second quarter of the year ended March 31, 1995.

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

As a result, the changes in the company's goodwill during the year ended March 31, 1995 are summarized as follows:

                                                      Yen in millions
                                                      ---------------
                  Balance at March 31, 1994               424,482
                  Amortization of goodwill                 (8,037)
                  Goodwill write-off                     (265,167)
                  Translation adjustment and other        (29,895)
                                                         --------

                  Balance at March 31, 1995               121,383
                                                         ========

During the years ended March 31, 1996 and 1997, there were no significant impairments of intangible assets or other long-lived assets including goodwill.


4. Accumulated amortization of intangibles and goodwill:

Accumulated amortization of intangibles and goodwill amounted to 151,131 million yen and 188,943 million yen at March 31, 1996 and 1997, respectively.


5. Cash flow information:

Cash payments during the year-

Cash payments for income taxes were 80,499 million yen, 88,565 million yen, and 87,723 million yen for the years ended March 31, 1995, 1996, and 1997, respectively; in these respective years, interest payments were 70,464 million yen, 69,882 million yen, and 68,004 million yen.


Noncash investing and financing activities-

Capital lease obligations of 6,557 million yen, 9,563 million yen, and 4,824 million yen were incurred during the years ended March 31, 1995, 1996, and 1997, respectively.

Conversions of convertible debt into common stock and additional paid-in capital were 791 million yen, 680 million yen, and 63,578 million yen for the years ended March 31, 1995, 1996, and 1997, respectively.

6. Inventories:

Inventories comprise the following:

                                                            Yen in millions
                                                         ---------------------
                                                                March 31
                                                         ---------------------
                                                          1996          1997
                                                         -------       -------
Current:
  Finished products                                      521,826       527,418
  Work in process                                        121,035       119,406
  Raw materials, purchased components and supplies       135,411       127,366
  Film - released                                         52,761        73,767
       - in process                                       25,605        21,843
                                                         -------       -------

                                                         856,638       869,800
                                                         =======       =======
Noncurrent:
  Film - released                                        115,796       143,003
       - in process                                       70,211        99,724
                                                         -------       -------

                                                         186,007       242,727
                                                         =======       =======


7. Account balances and transactions with affiliated companies:

Account balances and transactions with affiliated companies are presented below:


                                   Yen in millions
                                 -------------------
                                      March 31
                                 -------------------
                                  1996         1997
                                 ------       ------
Accounts receivable, trade       25,890       13,232
                                 ======       ======

Accounts payable, trade             425           89
                                 ======       ======

                           Yen in millions
                -----------------------------------

                         Year ended March 31
                -----------------------------------
                  1995          1996          1997
                -------       -------       -------
Sales           226,237       123,623        96,183
                =======       =======       =======

Purchases         3,338         2,647           733
                =======       =======       =======

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 1995, 1996, and 1997 were 4,721 million yen, 6,639 million yen, and 3,071 million yen, respectively.

8. Marketable securities and securities investments:

Marketable securities and securities investments and other include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses, and cost pertaining to available-for-sale securities are as follows:


                                                                   Yen in millions
                      -----------------------------------------------------------------------------------------------------------
                                       March 31, 1996                                             March 31, 1997
                      -------------------------------------------------      ----------------------------------------------------
                                  Gross         Gross                                      Gross           Gross
                                unrealized    unrealized                                 unrealized      unrealized
                       Cost       gains         losses       Fair value       Cost         gains           losses      Fair value
                      -------   ----------    ----------     ----------      -------     ----------      ----------    ----------
Available-for-sale
  Debt
   securities         341,554      11,592       2,149          350,997       531,968       22,001           1,338         552,631

  Equity
   securities          49,842     158,279       1,006          207,115        49,512      124,682           2,364         171,830
                      -------     -------       -----          -------       -------      -------           -----         -------

    Total             391,396     169,871       3,155          558,112       581,480      146,683           3,702         724,461
                      =======     =======       =====          =======       =======      =======           =====         =======

At March 31, 1997, debt securities mainly consist of Japanese government and municipal bonds and corporate debt securities due within 1 to 15 years.

During the years ended March 31, 1995, 1996, and 1997, the net unrealized gains on available-for-sale securities included in the separate component of stockholders' equity, net of applicable taxes, decreased by 8,028 million yen, increased by 16,361 million yen, and decreased by 14,055 million yen, respectively.

Proceeds from sales of available-for-sale securities on a specifically identified average cost basis were 299,727 million yen, 397,774 million yen, and 347,790 million yen for the years ended March 31, 1995, 1996, and 1997, respectively. On those sales, gross realized gains were 3,440 million yen, 14,605 million yen, and 19,174 million yen and gross realized losses were 1,863 million yen, 7,734 million yen, and 9,877 million yen, respectively.

The net change in unrealized gain or loss on trading securities that has been included in earnings during the years ended March 31, 1995, 1996, and 1997 was insignificant.

In the ordinary course of business, the company maintains long-term investment securities, included in securities investments and other, issued by a number of nonpublic companies. The aggregate carrying amounts of the investments in nonpublic companies were 50,146 million yen and 62,346 million yen at March 31, 1996 and 1997, respectively. The corresponding fair values at those dates were not computed as such estimation was not readily determinable.

9. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 1997 comprise the following:


                                                             Yen in
                                                            millions
                                                            --------
            Loans, principally from banks, with interest
             ranging from 0.68% to 9.80% per annum           103,851
            Commercial paper with interest ranging from
             0.65% to 3.10% per annum                         13,950
                                                             -------

                                                             117,801
                                                             =======


As at March 31, 1997, the company had unused lines of credit amounting to 1,213,438 million yen of which 376,401 million yen related to commercial paper programs and 95,060 million yen related to medium term notes. Under these programs, the company is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

Long-term debt at March 31, 1997 comprises the following:

                                                                                              Yen in
                                                                                              millions
                                                                                             ---------
Unsecured loans, representing obligations principally to banks, due 1997 to
  2017 with interest ranging from 1.0% to 9.25% per annum                                     128,312
Secured loans, representing obligations principally to insurance companies and banks, due 1998 to 2000 with interest ranging from 5.7% to 10.13% per
  annum                                                                                         4,024
Medium-term notes of consolidated subsidiaries due 1997 to 2006 with interest
  ranging from 3.02% to 8.04% per annum                                                       338,371
Unsecured 6.0% convertible debentures due 1997, convertible currently
  at 3,200.2 yen for one common share, redeemable before due date                                  14
Unsecured 2.0% convertible bonds due 2000, convertible currently at 4,159.9 yen
  for one common share, redeemable before due date                                                352
Unsecured 0.15% convertible bonds due 2001, convertible currently at 6,519 yen
  for one common share, redeemable before due date                                            243,326
Unsecured 1.5% convertible bonds due 2002, convertible currently at 4,387.9 yen
  for one common share, redeemable before due date                                              1,122
Unsecured 1.4% convertible bonds due 2003, convertible currently at 5,415.5 yen
  for one common share, redeemable before due date                                             25,391
Unsecured 1.4% convertible bonds due 2005, convertible currently at 7,990.9 yen
  for one common share, redeemable before due date                                            298,581
Unsecured 0.125% convertible bonds of a consolidated subsidiary, due
  1998, convertible currently at 1,815 yen for one common share                                   316
Unsecured 0.1% bonds, due 1999 with detachable warrants                                         1,000
Unsecured 0.1% bonds, due 2000 with detachable warrants                                         2,000
Unsecured 6.875% bonds due 2000                                                                50,232
Unsecured 4.4% bonds due 2001                                                                  80,000
Unsecured 1.95% bonds of a consolidated subsidiary, due 1998                                   15,000
Unsecured 2.55% notes of a consolidated subsidiary, due 2000                                    5,000
Unsecured 9-7/8% senior subordinated notes of a consolidated subsidiary, due 1998              38,240
Unsecured Nikkei-linked coupon notes of a consolidated subsidiary, due 1997                     6,627
Unsecured 6.0% notes of a consolidated subsidiary, due 1997                                    12,565
Unsecured floating rate notes of a consolidated subsidiary, due 1997                           14,830
Unsecured fixed coupon notes linked to the Yen/U.S. dollar rate of a consolidated
  subsidiary, due 2001                                                                            807
Secured 3.8% bonds of a consolidated subsidiary, due 2001, redeemable before due date           3,000
Long-term capital lease obligations, 1.15% to 16.28% per annum, due 1997 to 2015               29,314
Guarantee deposits received                                                                    11,656
                                                                                            ---------
                                                                                            1,310,080
Less - Portion due within one year                                                            210,315
                                                                                            ---------

                                                                                            1,099,765
                                                                                            =========

On September 1, 1995, the company issued 1 billion yen of 0.1% bonds, with detachable warrants. One warrant entitles the holders to subscribe 2 million yen for shares of common stock of the company at 5,330 yen per share (subject to adjustment in certain circumstances). Upon issuance of the bonds, the company bought all of these warrants and distributed such instruments at fair market value to the directors of the company as a part of their directors' remuneration. At March 31, 1997, 255 warrants were outstanding and will expire on August 31, 1999.

On February 26, 1996, the company issued 300 billion yen of 0.15% convertible bonds due 2001, which may be converted into shares of common stock of the company, at the option of the holder thereof, at any time. The conversion price is subject to adjustment in certain circumstances.

On August 16, 1996, the company issued 2 billion yen of 0.1% bonds, with detachable warrants. One warrant entitles the holders to subscribe 2 million yen for shares of common stock of the company at 7,022 yen per share (subject to adjustment in certain circumstances). Upon issuance of the bonds, the company bought all of these warrants and distributed such instruments at fair market value to the directors and employees of the company as a part of their remuneration or salary. At March 31, 1997, 909 warrants were outstanding and will expire on August 15, 2000.

At March 31, 1997, 80,083 thousand shares of common stock would be issued upon conversion or exercise of all convertible debentures and warrants outstanding.

At March 31, 1997, property, plant and equipment with a book value of 4,627 million yen is mortgaged as security for loans and bonds issued by consolidated subsidiaries.

Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

                             Year ending
                              March 31         Yen in millions
                             -----------       ---------------
                               1998                210,315
                               1999                 94,465
                               2000                107,705
                               2001                348,834
                               2002                152,670

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

The amounts of statutory net equity as of March 31, 1996 and 1997 were 12,624 million yen and 12,625 million yen, respectively.


Deferred insurance acquisition costs-

Insurance acquisition costs to be deferred, such as commission expenses, medical examination, and inspection report fees, etc., vary with and are primarily related to acquiring new insurance policies and are amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. Amortization charged to income for the years ended March 31, 1995, 1996, and 1997 amounted to 7,148 million yen, 9,694 million yen, and 15,855 million yen, respectively.


Future insurance policy benefits-

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 3.5% to 6.25%, generally graded down after 10 to 20 years. Mortality, morbidity, and withdrawal assumptions for all policies are based on either the life insurance subsidiary's own experience or various actuarial tables. At March 31, 1996 and 1997, future insurance policy benefits amounted to 392,119 million yen and 528,204 million yen, respectively.

11. Financial instruments:

The company has certain financial instruments including financial assets and liabilities and off-balance-sheet financial instruments incurred in the normal course of business. In applying a consistent risk management strategy, the company manages its exposure to market rate movements of its financial assets and liabilities through the use of derivative financial instruments which include currency forward exchange and option contracts and interest rate currency swap agreements designated as hedges. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, German mark, and other currencies of major industrialized countries. Although the company may be exposed to losses in the event of nonperformance by counterparties or interest and currency rate movements, it does not anticipate significant losses due to the nature of its counterparties or the hedging arrangements.

Following are explanatory notes regarding the financial assets and liabilities and off-balance-sheet financial instruments.


Cash and cash equivalents, time deposits, and notes and accounts receivable, trade-

In the normal course of business, substantially all cash and cash equivalents, time deposits, and notes and accounts receivable, trade, are highly liquid and are carried at amounts which approximate fair value.


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

The purpose of the company's foreign currency hedging activities is to protect the company from the risk that the eventual Yen net cash inflows resulting from the sale of products to foreign customers will be adversely affected by changes in exchange rates. The contracted amounts outstanding at March 31, 1996 and 1997 were 843,090 million yen and 756,294 million yen, respectively. The fair values of these contracts were estimated based on the market quotes.

Interest rate swap and interest rate currency swap agreements mature during 1997 to 2006 and the related differentials to be paid or received are recognized in interest expense over the terms of the agreements. Currency swap portions of the interest rate currency swap agreements are marked to market at the end of each period and the foreign exchange gain or loss recognized on the swap offsets the foreign exchange gain or loss recorded on the foreign-denominated debt. These agreements were arranged to lower funding costs, to diversify sources of funding and to limit the company's exposure to loss in relation to underlying debt instruments resulting from adverse fluctuations in foreign currency exchange and interest rates. At March 31, 1996 and 1997, the aggregate notional principal amounts of the interest rate swap agreements were 155,306 million yen and 176,705 million yen, respectively, and those of the interest rate currency swap agreements were 233,685 million yen and 300,269 million yen, respectively. The fair values of such agreements were estimated based on the discounted amounts of net future cash flows.

The company entered into foreign currency option purchased contracts in the notional amounts of 106,549 million yen and 196,990 million yen at March 31, 1996 and 1997, respectively. These contracts, the majority of which expire within three months of the balance sheet dates, are used in conjunction with the forward exchange contracts to hedge foreign currency exposure arising from accounts receivable and commitments on future trade transactions denominated in foreign currencies. The company also entered into foreign currency option written contracts in the notional amounts of 164,439 million yen and 185,621 million yen at March 31, 1996 and 1997, respectively. The majority of these contracts are part of range forward contract arrangements and expire in the same month with the corresponding currency option contracts purchased shown above and are limited to those which lower the premiums paid. The fair values of such foreign currency options were estimated based on the values quoted by brokers.

A consolidated insurance subsidiary entered into written government bond option contracts as an integral part of short-term investing activities in order to fix the yields from bonds on hand to certain ranges. All of these contracts expire within two months of the balance sheet dates and their notional principal amounts were 91,485 million yen and 204,945 million yen at March 31, 1996 and 1997, respectively. For accounting purposes, those transactions do not qualify for hedge accounting. Accordingly, those written bond option contracts were marked to market. The fair values of such written bond option contracts were estimated based on the market quotes.

The estimated fair values of the company's financial instruments excluding debt and equity securities, both on and off the balance sheets, are summarized as follows:



                                                               Yen in millions
                                                    ---------------------------------------
                                                                             Estimated fair
                                                    Carrying amount              value
                                                    ---------------          --------------
At March 31, 1996

 Cash and cash equivalents                              459,339                   459,339
 Time deposits                                           32,605                    32,605
 Notes and accounts receivable, trade                   923,566                   923,566
 Short-term borrowings                                 (292,396)                 (292,396)
 Notes and accounts payable, trade                     (565,044)                 (565,044)
 Long-term debt including the current portion        (1,337,455)               (1,247,781)
 Forward exchange contracts                              (2,226)                   (4,058)
 Interest rate and currency swap agreements                  --                     9,740
 Option contracts purchased                               1,577                     1,577
 Option contracts written                                (1,232)                   (1,232)
 Bond option contracts written                             (526)                     (526)


At March 31, 1997

 Cash and cash equivalents                              428,518                   428,518
 Time deposits                                           52,518                    52,518
 Notes and accounts receivable, trade                 1,066,314                 1,066,314
 Short-term borrowings                                 (117,801)                 (117,801)
 Notes and accounts payable, trade                     (653,826)                 (653,826)
 Long-term debt including the current portion        (1,310,080)               (1,248,046)
 Forward exchange contracts                                 997                     2,464
 Interest rate and currency swap agreements                  --                   (27,740)
 Option contracts purchased                                 724                       724
 Option contracts written                                (1,035)                   (1,035)
 Bond option contracts written                           (1,026)                   (1,026)


12. Pension and severance plans:

Upon terminating employment, employees of the parent company and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. For employees voluntarily retiring, under normal circumstances, minimum payment is an amount based on current rates of pay and lengths of service. In calculating the minimum payment for employees involuntarily retiring, including employees retiring due to meeting mandatory retirement age requirements, the company may grant additional benefits. With respect to directors' resignations, lump-sum severance indemnities are calculated using a similar formula and are normally paid subject to the approval of the company's stockholders.

The parent company and most subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension plans cover a portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and an additional portion representing the substituted noncontributory pension plans. Under the contributory pension plans, the defined benefits representing the noncontributory portion of the plans, in general, cover 60% of the indemnities under the existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The company has a recorded pension liability to cover the amount of the projected benefit obligation in excess of plan assets, net of unrecognized items. The pension benefits are determined based on years of service and the compensation amounts, as stipulated in the aforementioned regulations, are payable at the option of the retiring employee in a lump-sum amount or on a monthly pension. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Most foreign subsidiaries have defined benefit pension plans or severance indemnity plans which substantially cover all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on current rate of pay and lengths of service.

Net pension and severance costs and the related pension plans' funded status including the employees' contributory portion and rate assumptions are shown below:

Japanese plans:

                                                                      Yen in millions
                                                            -----------------------------------

                                                                     Year ended March 31
                                                            -----------------------------------
                                                             1995          1996           1997
                                                            ------        ------        -------
Net pension and severance cost (credit):
 Service cost - benefits earned during the year             23,987        29,276         32,772
 Interest cost on projected benefit obligation              11,024        11,090         11,959
 Actual return on plan assets                               (3,672)       (9,545)       (14,373)
 Net amortization and deferral                               2,828         7,245         14,053
                                                            ------        ------        -------

Actuarial net pension and severance cost for the year       34,167        38,066         44,411
Employee contributions                                      (3,614)       (4,098)        (4,073)
                                                            ------        ------        -------

Net pension and severance cost for the year                 30,553        33,968         40,338
                                                            ======        ======        =======


Foreign plans:

                                                                Yen in millions
                                                      ----------------------------------

                                                              Year ended March 31
                                                      ----------------------------------
                                                       1995          1996          1997
                                                      ------        ------        ------
Net pension and severance cost (credit):
 Service cost - benefits earned during the year       10,198        10,790        15,988
 Interest cost on projected benefit obligation         2,839         3,197         4,108
 Actual return on plan assets                             68        (4,122)       (3,897)
 Net amortization and deferral                        (1,016)        1,860           870
                                                      ------        ------        ------

Net pension and severance cost for the year           12,089        11,725        17,069
                                                      ======        ======        ======

Pension plans' funded status:


                                                     Japanese plans                  Foreign plans
                                                 ----------------------        ------------------------

                                                     Yen in millions                Yen in millions
                                                 ----------------------        ------------------------
                                                         March 31                       March 31
                                                 ----------------------        ------------------------
                                                   1996           1997           1996            1997
                                                 -------        -------        --------        --------
Actuarial present value of obligations-
 Vested benefit                                  207,925        268,719          38,439          50,325
 Nonvested benefit                                42,544         53,311           3,877           4,060
                                                 -------        -------        --------        --------
Accumulated benefit obligation                   250,469        322,030          42,316          54,385
Additional benefits related
 to projected salary increase                     60,184         71,418          18,735          20,288
                                                 -------        -------        --------        --------
Projected benefit obligation                     310,653        393,448          61,051          74,673
Plan assets at fair value                        171,240        204,491          31,280          43,837
                                                 -------        -------        --------        --------
Excess of projected benefit obligation
 over plan assets                                139,413        188,957          29,771          30,836
Unrecognized net loss                            (30,722)       (59,740)         (5,280)         (4,805)
Unrecognized net transition asset                  3,479          3,104            (771)          1,453
Unrecognized prior service cost                  (10,766)       (12,807)             --              --
                                                 -------        -------        --------        --------

Net pension liability recognized in the
 balance sheet                                   101,404        119,514          23,720          27,484
                                                 =======        =======        ========        ========
Assumptions used in developing the
 pension obligation as of March 31:
 Discount rate                                       4.0%           3.5%       7.0- 9.0%       6.5- 9.0%
 Long-term rate of salary increase                   3.2%           3.0%       3.0- 8.5%       2.5- 8.5%
 Long-term rate of return on funded assets           3.5%           3.7%       7.0-10.0%       7.0-10.0%




As required under FAS 87, the assumptions are reviewed in accordance with changes in circumstances. Such changes in assumptions are the primary reason for the fluctuation in the projected benefit obligation and unrecognized net gains and losses.

The plan assets are invested primarily in interest bearing securities and listed equity securities.

13. Income taxes:

Income (loss) before income taxes and income tax expense comprise the following:


                                                             Yen in millions
                                                 --------------------------------------

                                                            Year ended March 31
                                                 --------------------------------------
                                                   1995            1996           1997
                                                 --------        -------        -------
Income (loss) before income taxes:
  Parent company and domestic subsidiaries         58,038         78,154        226,847
  Foreign subsidiaries                           (278,986)        60,005         85,582
                                                 --------        -------        -------

                                                 (220,948)       138,159        312,429
                                                 ========        =======        =======

Income taxes - Current:
  Parent company and domestic subsidiaries         53,258         40,488        125,028
  Foreign subsidiaries *                           30,850         31,600         44,032
                                                 --------        -------        -------

                                                   84,108         72,088        169,060
                                                 ========        =======        =======

Income taxes - Deferred:
  Parent company and domestic subsidiaries        (15,935)         6,543         (6,543)
  Foreign subsidiaries *                           (3,000)        (1,473)         1,053
                                                 --------        -------        -------

                                                  (18,935)         5,070         (5,490)
                                                 ========        =======        =======

* Includes taxes provided on undistributed earnings of foreign subsidiaries.


The company is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 51%.

Reconciliations of the differences between the statutory tax rate and the effective income tax rate are as follows:

                                                               Year ended March 31
                                                       -----------------------------------
                                                       1995            1996           1997
                                                       -----           ----           ----
Statutory tax rate                                     (51.0%)         51.0%          51.0%

Increase (reduction) in taxes resulting from:
 Income tax credit                                      (2.0)          (2.8)          (2.8)
 Nondeductible goodwill write-off                       61.2             --             --
 Current operating losses of subsidiaries,
  excluding nondeductible goodwill write-off            17.6            7.9            5.2
 Other                                                   3.7           (0.2)          (1.0)
                                                       -----           ----           ----

Effective income tax rate                               29.5%          55.9%          52.4%
                                                       =====           ====           ====

The significant components of deferred tax assets and liabilities are as follows:


                                                           Yen in millions
                                                       ------------------------
                                                               March 31
                                                       ------------------------
                                                         1996            1997
                                                       --------        --------
Deferred tax assets:
 Operating loss carryforwards for tax purposes           58,304          75,536
 Warranty reserve and accrued expenses                   29,998          46,187
 Accrued pension and severance costs                     37,938          45,418
 Inventory - intercompany profits and write-down         38,793          44,416
 Future insurance policy benefits                        25,717          34,580
 Other accrued employees' compensation                   11,723          14,465
 Other                                                   94,261          87,125
                                                       --------        --------
   Gross deferred tax assets                            296,734         347,727
   Less: Valuation allowance                           (118,356)       (122,258)
                                                       --------        --------
   Total deferred tax assets                            178,378         225,469
                                                       --------        --------

Deferred tax liabilities:
 Unrealized gain on securities                          (85,204)        (72,741)
 Undistributed earnings of foreign subsidiaries         (51,995)        (68,928)
 Insurance acquisition costs                            (51,064)        (67,004)
 Depreciation                                           (18,807)        (17,041)
 Other                                                  (33,647)        (39,133)
                                                       --------        --------
   Gross deferred tax liabilities                      (240,717)       (264,847)
                                                       --------        --------

   Net deferred tax liabilities                         (62,339)        (39,378)
                                                       ========        ========

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the years ended March 31, 1995, 1996, and 1997 were increases of 9,264 million yen, 28,174 million yen, and 3,902 million yen, respectively.

Net deferred tax liabilities are included in the consolidated balance sheets as follows:


                                                         Yen in millions
                                                    ------------------------
                                                             March 31
                                                    ------------------------
                                                      1996            1997
                                                    --------        --------
Deferred income taxes (Current assets)                83,291         111,756
Other assets - Other                                  18,351          27,158
Current liabilities - Other                           (3,583)         (4,341)
Deferred income taxes (Long-term liabilities)       (160,398)       (173,951)
                                                    --------        --------

            Net deferred tax liabilities             (62,339)        (39,378)
                                                    ========        ========

At March 31, 1997, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling 214,815 million yen, and on the gain on a subsidiary's sale of stock of 61,544 million yen arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as the company does not anticipate any significant tax consequences on possible future disposition of its remaining investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 1997 for such temporary differences amounted to 104,743 million yen.

Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 1997 amounted to approximately 218,100 million yen and are available as an offset against future taxable income of such subsidiaries. These carryforwards expire at various dates primarily up to 15 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

14. Stockholders' equity:

Changes in each caption of stockholders' equity, except for retained earnings, have resulted from the following:



                                                                    Yen in millions
                                                      ----------------------------------------
                                                                  Year ended March 31
                                                      ----------------------------------------
                                                        1995            1996            1997
                                                      --------        --------        --------
Common stock:
  Balance at beginning of year                         299,194         299,589         299,885
  Exercise of stock purchase warrants                       --              --             336
  Conversion of convertible debt                           395             296          31,816
                                                      --------        --------        --------

  Balance at end of year                               299,589         299,885         332,037
                                                      ========        ========        ========

Additional paid-in capital:
  Balance at beginning of year                         440,845         441,241         441,735
  Exercise of stock purchase warrants                       --              --             336
  Conversion of convertible debt                           396             384          31,762
   Common stock warrants                                    --             110             200
                                                      --------        --------        --------

  Balance at end of year                               441,241         441,735         474,033
                                                      ========        ========        ========

Legal reserve:
  Balance at beginning of year                          23,382          27,620          31,380
  Transfer from retained earnings                        4,238           3,760           4,451
                                                      --------        --------        --------

  Balance at end of year                                27,620          31,380          35,831
                                                      ========        ========        ========

Unrealized gain on securities:
  Balance at beginning of year                          73,000          64,972          81,333
  Net charge during the year                            (8,028)         16,361         (14,055)
                                                      --------        --------        --------

  Balance at end of year                                64,972          81,333          67,278
                                                      ========        ========        ========

Cumulative translation adjustment:
  Balance at beginning of year                        (335,703)       (411,167)       (302,503)
  Aggregate translation adjustment for the year        (75,354)        114,461         127,705
  Income taxes for the year allocated to
   translation adjustment                                 (110)         (5,797)         (6,423)
                                                      --------        --------        --------

  Balance at end of year                              (411,167)       (302,503)       (181,221)
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

During the years ended March 31, 1995 and 1996, the company issued 183,167 shares and 156,216 shares, respectively, of common stock arising from the conversion of convertible debt, and during the year ended March 31, 1997, the company issued 117,838 shares and 9,999,499 shares, respectively, of common stock arising from the exercise of stock purchase warrants and the conversion of convertible debt.

Conversions of convertible debt into common stock are accounted for in accordance with the provisions of the Japanese Commercial Code by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the company and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when the legal reserve equals 25% of stated capital. The amounts of statutory retained earnings of the parent company available for the payments of dividends to stockholders as of March 31, 1996 and 1997 were 490,265 million yen and 507,253 million yen, respectively. These amounts include cash dividends for the six-month periods ended March 31, 1996 and 1997, respectively, which have been incorporated in the accompanying consolidated financial statements.

The appropriations of retained earnings for the year ended March 31, 1997, which have been incorporated in the accompanying consolidated financial statements, will be proposed for approval at the general stockholders' meeting to be held on June 27, 1997 and will be recorded in the statutory books of account, in accordance with the Japanese Commercial Code, after stockholders' approval.

Retained earnings at March 31, 1997 include parent company and its consolidated subsidiaries' equity in undistributed earnings of 20% to 50% owned companies accounted for by the equity method in the amount of 15,751 million yen.


15. Research and development expenses and advertising costs:

Research and development expenses-

Research and development expenses charged to cost of sales for the years ended March 31, 1995, 1996, and 1997 were 239,164 million yen, 257,326 million yen, and 282,569 million yen, respectively.

Advertising costs-

Advertising costs included in selling, general and administrative expenses for the years ended March 31, 1995, 1996, and 1997 were 141,017 million yen, 159,821 million yen, and 216,579 million yen, respectively.


16. Leased assets:

The company leases certain plant facilities, office space, warehouses, employees' residential facilities, and other assets.

An analysis of leased assets under capital leases is as follows:


                                  Yen in millions
                               ----------------------
                                      March 31
                               ----------------------
  Class of property             1996            1997
------------------------       -------        -------
Land                             2,351          2,538
Buildings                       23,080         24,623
Machinery and equipment          8,466          9,682
Accumulated amortization        (9,838)       (13,022)
                               -------        -------

                                24,059         23,821
                               =======        =======

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 1997:


                                                 Yen in millions
                                                 ----------------
Year ending March 31:
  1998                                                6,521
  1999                                                5,222
  2000                                                4,643
  2001                                                4,118
  2002                                                4,239
  Later years                                        13,909
                                                     ------
    Total minimum lease payments                     38,652
Less - Amount representing interest                   9,338
                                                     ------
Present value of net minimum lease payments          29,314
Less - Current obligations                            4,409
                                                     ------

Long-term capital lease obligations                  24,905
                                                     ======

Rental expenses under operating leases for the years ended March 31, 1995, 1996, and 1997 were 79,295 million yen, 81,385 million yen, and 86,570 million yen, respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 1997 are as follows:


                                               Yen in millions
                                               ---------------
         Year ending March 31:
           1998                                     38,526
           1999                                     34,687
           2000                                     30,388
           2001                                     23,864
           2002                                     20,643
           Later years                             132,739
                                                   -------

             Total minimum future rentals          280,847
                                                   =======


17. Commitments and contingent liabilities:

Commitments outstanding at March 31, 1997 for the purchase of property, plant and equipment and other assets approximated 49,562 million yen.

Contingent liabilities for notes discounted and guarantees given in the ordinary course of business and for employee loans amounted to 98,377 million yen at March 31, 1997.

The company has entered into agreements with financial institutions whereby the company can sell up to 62,000 million yen of specifically identified accounts receivable and future receivables with limited recourse. For the years ended March 31, 1995, 1996, and 1997, the company did not sell any specifically identified accounts receivable or future receivables. As of March 31, 1996 and 1997, the outstanding balance of all receivables sold with limited recourse amounted to 6,678 million yen and 868 million yen, respectively.

The company has also entered into agreements with financial institutions whereby the company can sell up to 117,800 million yen of undivided interests in a pool of eligible receivables with limited recourse. The maximum pool of eligible receivables sold outstanding at any one time during the years ended March 31, 1995, 1996, and 1997 amounted to 72,535 million yen, 71,868 million yen, and 0 million yen, respectively. As of March 31, 1996 and 1997, there were no outstanding balances of receivables sold.

Under the terms of each of the receivable sale agreements, the company has retained substantially the same risk of credit loss as if the receivables had not been sold. The company has fully reserved for these potential credit losses. The company pays fees which approximate the purchasers' costs of issuing commercial paper and are included in other expense.

Certain subsidiaries in the music entertainment industry entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly through March 31, 2000. As of March 31, 1997, these subsidiaries were committed to make payments under such long-term contracts of 21,545 million yen.

The company and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both the company and its legal counsel, management of the company believes that damages from such lawsuits, if any, would not have a material effect on the company's consolidated financial statements.


18. Business segment information:

The company operates on a worldwide basis principally within three industry segments: 1) Electronics, 2) Entertainment, and 3) Insurance and financing. The Electronics segment designs, develops, manufactures, and distributes video equipment, audio equipment, televisions, and other products. The Entertainment segment manufactures, markets, and distributes music and pictures entertainment products. The Insurance and financing segment represents insurance business, primarily individual life insurance business in the Japanese market, and other financing business, which consists of customer financing and leasing business also in the Japanese market.

The following tables present certain information regarding the company's industry segments and operations by geographic areas at March 31, 1995, 1996, and 1997 and for the years then ended:

Industry segments -

                                                         Yen in millions
                                           --------------------------------------------

                                                        Year ended March 31
                                           --------------------------------------------
                                             1995             1996              1997
                                           ---------        ---------        ----------
Sales and operating revenue:
    Electronics -
        Customers                          3,075,228        3,530,154        4,387,739
        Intersegment                          12,963           39,321           22,664
                                           ---------        ---------        ---------
           Total                           3,088,191        3,569,475        4,410,403
    Entertainment -
        Customers                            776,608          831,213        1,023,465
        Intersegment                           4,959           10,838           20,521
                                           ---------        ---------        ---------
           Total                             781,567          842,051        1,043,986
    Insurance and financing -
        Customers                            138,747          231,198          251,930
        Intersegment                          14,106           16,001           17,424
                                           ---------        ---------        ---------
           Total                             152,853          247,199          269,354
    Elimination                              (32,028)         (66,160)         (60,609)
                                           ---------        ---------        ---------
Consolidated                               3,990,583        4,592,565        5,663,134
                                           =========        =========        =========

Operating income (loss):
    Electronics                              121,624          190,586          303,406
    Entertainment, including
      write-off of goodwill in 1995         (273,270)          54,878           66,279
    Insurance and financing                    5,949            8,362           21,209
    Corporate and elimination                (20,943)         (18,502)         (20,564)
                                           ---------        ---------        ---------
Consolidated                                (166,640)         235,324          370,330
                                           =========        =========        =========

Identifiable assets:
    Electronics                            2,469,688        2,903,430        3,168,676
    Entertainment                          1,007,741        1,271,860        1,533,185
    Insurance and financing                  528,277          748,150          870,406
    Corporate assets and elimination         218,214          122,285          108,075
                                           ---------        ---------        ---------
Consolidated                               4,223,920        5,045,725        5,680,342
                                           =========        =========        =========

Depreciation and amortization:
    Electronics                              164,914          167,591          191,041
    Entertainment, excluding
      write-off of goodwill in 1995           37,952           33,697           43,614
    Insurance and financing,
      including deferred insurance
      acquisition costs                       20,600           23,001           29,047
    Corporate                                  3,518            3,027            2,830
                                           ---------        ---------        ---------
Consolidated                                 226,984          227,316          266,532
                                           =========        =========        =========

Capital expenditures:
    Electronics                              175,070          194,417          231,756
    Entertainment                             58,898           41,782           50,205
    Insurance and financing                   13,118           12,844           14,171
    Corporate                                  3,592            2,154            1,946
                                           ---------        ---------        ---------
Consolidated                                 250,678          251,197          298,078
                                           =========        =========        =========

Geographic areas -

                                                          Yen in millions
                                           ----------------------------------------------

                                                         Year ended March 31
                                           ----------------------------------------------
                                              1995              1996              1997
                                           ----------        ----------        ----------
Sales and operating revenue:
    Japan -
        Customers                           1,479,190         1,768,132         2,048,406
        Intersegment                        1,175,446         1,275,251         1,386,422
                                           ----------        ----------        ----------
           Total                            2,654,636         3,043,383         3,434,828
    U.S.A. -
        Customers                           1,153,550         1,250,712         1,672,173
        Intersegment                           51,637           113,121           126,637
                                           ----------        ----------        ----------
           Total                            1,205,187         1,363,833         1,798,810
    Europe -
        Customers                             778,465           886,468         1,100,958
        Intersegment                           11,994            30,299            42,381
                                           ----------        ----------        ----------
           Total                              790,459           916,767         1,143,339
    Other -
        Customers                             579,378           687,253           841,597
        Intersegment                          454,854           509,120           603,518
                                           ----------        ----------        ----------
           Total                            1,034,232         1,196,373         1,445,115

    Elimination                            (1,693,931)       (1,927,791)       (2,158,958)
                                           ----------        ----------        ----------

Consolidated                                3,990,583         4,592,565         5,663,134
                                           ==========        ==========        ==========

Operating income (loss):
    Japan                                      75,878           147,582           259,376
    U.S.A., including write-off of
      goodwill in 1995                       (296,417)           32,372            30,928
    Europe                                     46,959            48,621            70,597
    Other                                      47,862            55,772            69,858
    Corporate and elimination                 (40,922)          (49,023)          (60,429)
                                           ----------        ----------        ----------
Consolidated                                 (166,640)          235,324           370,330
                                           ==========        ==========        ==========

Identifiable assets:
    Japan                                   2,282,291         2,603,041         2,888,019
    U.S.A                                     931,884         1,243,565         1,517,302
    Europe                                    498,259           623,069           697,940
    Other                                     395,517           547,348           690,100
    Corporate assets and elimination          115,969            28,702          (113,019)
                                           ----------        ----------        ----------
Consolidated                                4,223,920         5,045,725         5,680,342
                                           ==========        ==========        ==========

Export sales and operating revenue:
    To U.S.A                                  110,645           125,547           141,420
    To Europe                                  85,589           110,718           122,947
    To Other                                  193,818           169,271           209,568
                                           ----------        ----------        ----------

           Total                              390,052           405,536           473,935
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

                                                                     SCHEDULE II

                               SONY CORPORATION
                        AND CONSOLIDATED SUBSIDIARIES

                      VALUATION AND QUALIFYING ACCOUNTS


                                                                        Yen in millions
                                           -------------------------------------------------------------------------
                                                           Additions
                                           Balance at      charged to                                     Balance at
                                           beginning       costs and      Deductions        Other           end of
                                           of period        expenses       (Note 1)        (Note 2)         period
                                           ----------      ----------     ----------       --------       ----------
Year ended March 31, 1995:
  Allowance for doubtful accounts
   and sales returns                         45,485          15,002         (6,790)         (5,512)         48,185
                                             ======          ======        =======          ======          ======

Year ended March 31, 1996:
  Allowance for doubtful accounts
   and sales returns                         48,185          25,556        (14,136)          9,158          68,763
                                             ======          ======        =======          ======          ======

Year ended March 31, 1997:
  Allowance for doubtful accounts
   and sales returns                         68,763          42,285        (28,570)         11,254          93,732
                                             ======          ======        =======          ======          ======

  Notes:  1.  Amounts written off.
          2.  Translation adjustment.


                                           Balance at                                                     Balance at
                                           beginning                                        Other           end of
                                           of period       Additions      Deductions       (Note 1)         period
                                           ----------      ----------     ----------       --------       ----------
Year ended March 31, 1995:
  Valuation allowance
   - Deferred tax assets                    80,918          30,076         (10,424)         (10,388)         90,182
                                           =======           =====         =======           ======         =======

Year ended March 31, 1996:
  Valuation allowance
   - Deferred tax assets                    90,182          22,532          (9,942)          15,584         118,356
                                           =======           =====         =======           ======         =======

Year ended March 31, 1997:
  Valuation allowance
   - Deferred tax assets                   118,356           7,802         (19,974)          16,074         122,258
                                           =======           =====         =======           ======         =======

  Note:   1.  Translation adjustment.