Form 20-F
period 1998-03-31
SONY CORP
filed 1998-09-17
CIK 313838

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 20-F
               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 1998
                         Commission file number 1-6439
                             SONY KABUSHIKI KAISHA
             (Exact name of registrant as specified in its charter)

                                SONY CORPORATION
                (Translation of registrant's name into English)

                                     JAPAN
                (Jurisdiction of incorporation or organization)

                7-35, KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO
                                141-0001, JAPAN
                    (Address of principal executive offices)

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

Securities registered pursuant to Section 12(g) of the Act.
                                      None
             ......................................................

                                (Title of Class)

       Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                        6  1/8% Notes due March 4, 2003
             ......................................................

                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                                 Outstanding as of
                                        March 31, 1998      March 30, 1998
Title of Class                           (Tokyo Time)       (New York Time)
 .............                          ................    ................
Common Stock                             407,195,271
American Depositary Shares                                    17,390,505

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                             Yes   X     No
                                                  ....        ....

Indicate by check mark which financial statement item the registrant has elected to follow.

                                             Item 17         Item 18   X
                                                      ....            ....

In this document, Sony Corporation is referred to as the "Company" and the Company and its consolidated subsidiaries are together referred to as "Sony". Also, sales and operating revenue is referred to as "sales" in the narrative description except in Consolidated Financial Statements.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on August 31, 1998 was 140.90 yen = U.S. 1 dollar.

As of March 31, 1998, the Company had 1,142 consolidated subsidiaries. It has applied the equity accounting method in respect to its 61 affiliated companies.

Cautionary Statement With Respect to Forward-Looking Statements

       Statements made in this annual report with respect to Sony's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties. Potential risks and uncertainties include, without limitation; general economic conditions in Sony's markets, particularly levels of consumer spending; exchange rates, particularly between the yen and the U.S. dollar, and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; and Sony's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology (particularly in the Electronics business), and subjective and changing consumer preferences (particularly in the Game, Music, and Picture businesses).

                                     PART I

Item 1.   Description of Business

General

       The Company was established in Japan in May 1946 as Tokyo Tsushin Kogyo Kabushiki Kaisha. In January 1958, it changed its name to Sony Kabushiki Kaisha (Sony Corporation in English).
       Sony is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony's principal manufacturing facilities are located in Japan, the U.S., Europe, and Asia, and its products are marketed by sales subsidiaries and unaffiliated local distributors throughout the world. In addition to internationalizing its production operations, Sony has been promoting the transfer of research and development activities and management functions overseas to bring its overseas operations in even closer contact with local communities.
       Sony develops, produces, manufactures, and markets home-use game consoles and software, mainly through Sony Computer Entertainment (SCE).
       Sony is engaged in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres worldwide, through Sony Music Entertainment Inc. (SMEI), and, in Japan, through Sony Music Entertainment (Japan) Inc. (SMEJ).
       Sony is also engaged in the development, production, manufacture, marketing and distribution of image-based software, including film, video, television, and new entertainment technologies principally through Sony Pictures Entertainment (SPE).
       In addition, Sony conducts insurance and financing business mainly in Japan and has begun to participate in new business activities including digital broadcasting and internet-related business mainly in Japan.

Products and Services

       Sony has adopted Statement of Financial Accounting Standards No. 131, commencing with the fiscal year ended March 31, 1998. As a result, financial results will now be reported using a new operating segment configuration as described below. The prior year's results have also been reclassified, to conform to the new presentation.

       Operating segment configuration is as follows:

       Previous                                   New
       ........                                  .....
Electronics                Primarily divided into "Electronics" and "Game"
Entertainment              Primarily divided into "Music" and "Pictures"
Insurance and Financing    "Insurance" separated, financing business moved to
                           newly created "Other"

       Within the Electronics segment, the previous four product category classifications, Audio Equipment, Video Equipment, Televisions, and Other Products have been changed to the following five product categories: "Audio", "Video", "Televisions", "Information and communications", and "Electronic components and other". The most significant of these changes include the removal of game operations from Other Products to a new, independent segment entitled Game. A new product category, Information and communications, includes computer displays (formerly in Televisions). Also included in this new product category are personal computers, computer peripherals, and telephones (all formerly in Other

Products). The new Electronic components and other product category includes remaining products from the Other Products category such as semiconductors, electronic components, and batteries.

       The following table sets forth Sony's sales by the operating segments and the new product categories.

                                                               Year ended March 31
                                              .....................................................
                                           1996                       1997                       1998
                                      ...............            ...............            ...............
                                                                (Millions of yen)
Electronics                                 3,283,234                  3,930,292                  4,377,346
                                                (71.5)                     (69.4)                     (64.8)
                                          ...............        ...............                ...............
   Audio                                      900,400                  1,029,961                  1,127,788
                                                (19.6)                     (18.2)                     (16.7)
   Video                                      731,097                    816,582                    870,854
                                                (15.9)                     (14.4)                     (12.9)
   Televisions                                554,023                    704,075                    709,043
                                                (12.1)                     (12.4)                     (10.5)
   Information and
      communications                          540,719                    764,512                    894,810
                                                (11.8)                     (13.5)                     (13.2)
   Electronic components and
      other                                   556,995                    615,162                    774,851
                                                (12.1)                     (10.9)                     (11.5)
                                      ...............                ...............            ...............
Game                                          200,894                    408,335                    699,574
                                                 (4.4)                      (7.2)                     (10.4)
                                      ...............                ...............            ...............
Music                                         506,455                    570,119                    660,407
                                                (11.0)                     (10.1)                      (9.8)
                                      ...............                ...............            ...............
Pictures                                      317,382                    438,551                    642,714
                                                 (6.9)                      (7.7)                      (9.5)
                                      ...............                ...............            ...............
Insurance                                     206,802                    227,920                    291,061
                                                 (4.5)                      (4.0)                      (4.3)
                                      ...............                ...............            ...............
Other                                          77,798                     87,917                     84,388
                                                 (1.7)                      (1.6)                      (1.2)
                                      ...............                ...............            ...............
Sales and operating revenue                 4,592,565                  5,663,134                  6,755,490
                                      ...............                ...............            ...............
                                      ...............                ...............            ...............
Figures in parentheses indicate percentage of sales and operating revenue.

The Electronics business is managed as a single operating segment by Sony's management. However, Sony believes that the product category information in the Electronics segment is useful to investors in understanding the sales contributions of the products in this business segment. Operating income information by product category is not available.

                                        4

Electronics

      Audio:

              Audio includes MiniDisc (MD) systems, CD players, headphone stereos, personal component stereos, hi-fi components, radio-cassette tape recorders, tape recorders, digital audio tape (DAT) recorders/players, IC recorders, radios, headphones, car stereos, professional-use audio equipment, audiotapes, and blank MDs.

      Video:

              Video includes 8mm, VHS, and Consumer-Use Digital VCR Specifications (DV format) videotape recorders (VTRs), DVD-Video players, video CD players, digital still cameras, broadcast- and industrial-use video equipment, and videotapes.

      Televisions:

              Televisions include color TVs, Hi-Vision (Japanese high-definition TV standard) TVs, projection TVs, flat display panels, professional-use monitors/projectors, and large color video display systems.

      Information and communications:

              Information and communications include computer displays, personal computers, computer peripherals, satellite broadcasting reception systems, internet terminals, telephones, and car navigation systems.

      Electronic components and other:

              Electronic components and other include semiconductors, LCDs, electronic components, cathode ray tubes (CRTs), batteries, and factory automation (FA) systems.

Game

       SCE develops, designs, and sells PlayStation game consoles and related software mainly in Japan, the U.S., and Europe, and licenses to third party software developers.

Music

       SMEI and SMEJ produce recorded music through contracts with many top artists worldwide in all musical genres. SMEI and SMEJ manufacture, market, and distribute CDs, MDs, records, and pre-recorded audio and video cassettes, and produce and manufacture CD-ROMs.
       Sony has an extensive and geographically diversified CD production capacity, with plants in the U.S., Austria, Japan, Brazil, Australia, Canada, Hong Kong, and Mexico.

Pictures

       Pictures group global operations encompass motion picture production, acquisition and distribution, television programming and syndication, theatrical exhibition, home video acquisition and distribution, development of new entertainment products, services and technologies, and operation of studio facilities.
       SPE's motion picture arm, the Columbia TriStar Motion Picture Group, includes SPE's principal motion picture production organization, Columbia Pictures, as well as Sony Pictures Classics, Sony Pictures Releasing, and Columbia TriStar Film Distributors International.
       SPE's Columbia TriStar Television Group is principally comprised of Columbia TriStar Television, Columbia TriStar Television Distribution, and Columbia TriStar International Television.
       SPE's home video operations are conducted through Columbia TriStar Home Video.
       SPE also manages two studio facilities, Sony Pictures Studios and The Culver Studios, both of which are located at SPE's world headquarters in Culver City, California.

Insurance

       Insurance includes insurance-related underwriting business, primarily individual life insurance business in Japan conducted through Sony Life Insurance Co., Ltd. (Sony Life), a Japanese life insurance subsidiary.

Other

       Other business includes trading of raw materials and other products mainly through Sony Trading International Corporation, customer credit and leasing business through Sony Finance International, and businesses relating to digital broadcasting and communication in Japan mainly through Sony Broadcast Media Co., Ltd.

Sales and Distribution

       The following table shows Sony's sales in each of its major markets for the periods indicated.

                                                       Year ended March 31
                                            .........................................
                                     1996                     1997                     1998
                                 ............             ............             ............
                                                        (Millions of yen)
Japan                                 1,379,804                1,590,820                1,843,149
                                         (30.0)                   (28.1)                   (27.3)
United States                         1,259,926                1,639,334                2,101,907
                                         (27.4)                   (29.0)                   (31.1)
Europe                                1,054,010                1,304,491                1,567,121
                                         (23.0)                   (23.0)                   (23.2)
Other Areas                             898,825                1,128,489                1,243,313
                                         (19.6)                   (19.9)                   (18.4)
                                   ............               ............             ............
Sales and operating revenue           4,592,565                5,663,134                6,755,490
                                   ............               ............             ............
                                   ............               ............             ............

Figures in parentheses indicate percentage of sales and operating revenue.

                                        6

Electronics

       Sony's electronic products are sold throughout the world under the trademark "Sony", which has been registered in 210 countries and territories.
       In most cases, sales of Sony's electronic products are made to subsidiaries of the Company located in the countries and territories where Sony's products are sold, and these subsidiaries sell to local distributors and dealers. In some locations, the Company sells directly to local distributors.

      Japan:

              In April 1997, the Company established Sony Marketing (Japan) Inc., by consolidating its consumer products marketing divisions, seven domestic sales subsidiaries and a sales administrative subsidiary.
              In April 1998, the Company transferred most of its broadcast- and industrial-use electronic products marketing and sales divisions in Japan to Sony Marketing (Japan) Inc.
              Sony Marketing (Japan) Inc. markets Sony's consumer electronic products through retailers in Japan, and markets Sony's broadcast- and industrial-use electronic products mainly to professional and industrial users in Japan.

      North America:

              Sony Electronics Inc. markets Sony's electronic products for both consumer-use and broadcast- and industrial-use in the U.S. Sony Electronics Inc. has 18 sales and distribution branches and offices throughout the U.S. In Canada, Sony markets its electronic products through Sony of Canada Ltd.

      Europe:

              In Europe, Sony's electronic products for both consumer-use and broadcast- and industrial-use are marketed through 14 sales subsidiaries, including Sony United Kingdom Limited, Sony Deutschland G.m.b.H. and Sony France S.A.

      Other Areas:

              In overseas areas other than North America and Europe, Sony's electronic products are marketed through 22 sales subsidiaries, including Sony Corporation of Hong Kong Limited, Sony Gulf FZE in United Arab Emirates, and Sony Comercio e Industria Ltda in Brazil. In areas where the Company has no subsidiary, it markets its products through local distributors.

Game

       SCE conducts the marketing and distribution of PlayStation game consoles and related software. This business is conducted in Japan through SCE, in the U.S. through Sony Computer Entertainment America Inc., and in Europe through Sony Computer Entertainment Europe Limited.

Music

       SMEI and SMEJ market and distribute CDs, MDs, DVDs, LDs, records, and pre-recorded audio and video cassettes.

       SMEI conducts this business in the U.S. under the "Columbia", "Epic", "Sony Classical", and other labels. The Columbia House Company, a 50:50 partnership between SMEI and a subsidiary of Time Warner Inc., is engaged in direct marketing of music and home-video products in the U.S. and Canada.
       SMEI's affiliates located outside the U.S. conduct this business in countries other than the U.S. and Japan.

Pictures

       SPE, with its global operations in 67 countries, generally secures all rights relating to the worldwide distribution of its internally produced motion pictures, including rights for theatrical exhibition, home videocassette, DVD, and LD distribution, pay and free television exhibition and other markets. SPE may also acquire distribution rights to motion pictures produced by other companies, and these rights may be limited to particular geographic regions or specific forms of media. SPE uses its own distribution services business for the U.S. theatrical release of its films and those acquired from and produced by others.
       Outside the U.S., SPE generally distributes and markets its films through one of its Columbia Tristar Film Distributors International subsidiaries. However, in certain countries, SPE has joint distribution facilities with other studios or arrangements with independent local distributors.
       The worldwide home video distribution of motion pictures, television programs, and other video products of SPE (and those acquired or licensed from others) is handled through Columbia TriStar Home Video.
       SPE produces television programming and licenses it to U.S. network television for prime-time or daytime broadcast and, in certain instances, for first-run syndication or directly to cable services. SPE also licenses rights to its library of television programming and motion pictures to network affiliates and independent stations in the U.S. and to international television stations and other broadcasters throughout the world.
       In addition, SPE produces original language programming in key markets around the world in conjunction with local partners. SPE currently develops original programming in eight languages and during the year launched the AXN branded channel, devoted to action/adventure programming, in Asia.

Insurance

       Sony Life conducts insurance business in Japan, using qualified Life Planner financial consultants to serve customers. As of March 31, 1998, Sony Life employed approximately 3,700 such consultants, of whom approximately 2,300 possess the AFP (Affiliated Financial Planner) certification from the Japan Association for Financial Planners. Sony Life maintains an extensive service network including 94 Life Planner branch offices, 23 regional sales offices, and 1,400 independent agencies at the end of March 1998.

Overseas Operations

       Sony has actively expanded its overseas production capabilities following a general policy that products should be manufactured in the markets in which they are sold. During the fiscal year ended March 31, 1998, Sony set up additional manufacturing facilities in China. As of March 31, 1998, it operated 12 manufacturing facilities in the U.S., 11 in Europe, and 35 in other areas outside Japan. Sony intends to further expand its overseas production to build a corporate structure less susceptible to the impact of foreign exchange rate fluctuations. In addition to internationalizing its manufacturing operations, Sony continued to promote the localization of R&D, design, materials and parts procurement, and management functions to bring its overseas operations in even closer contact with local communities.

After-Sales Service

       Sony provides repair and servicing functions in the countries where its electronic products are sold. In large markets such as Japan, the U.S., and Europe, Sony provides these services through its own service centers, authorized independent service centers and authorized servicing dealers, and its subsidiaries; other markets are mainly serviced by authorized servicing dealers.
       In line with industry practice, almost all of Sony's electronic products sold in Japan carry a warranty for a period of generally one year from the date of purchase for repairs, free of charge, for malfunctions occurring in the course of ordinary use. In the case of broadcast- and industrial-use products, Sony maintains support contracts with customers in addition to warranties. Overseas warranties are generally provided for various periods of time depending on the product and the country where it is marketed.
       To further ensure customer satisfaction, Sony maintains customer information centers in each market.

Competition

       In each of its principal product lines, Sony encounters intense competition throughout the world. Sony believes, however, that in the aggregate it competes successfully and has a major position in all of the principal product lines in which it is engaged, although the strength of its position varies with products and markets.
       In the Electronics business, Sony believes that its attractive product planning, the high quality of its products, its record of innovative product introductions and product improvements, and its extensive marketing and servicing efforts are important factors in maintaining its competitive position.
       The Game business is a historically volatile and highly dynamic industry affected by changing technology, limited platform life cycles, hit-or-miss software titles, seasonality, consumer spending and other economic trends. Sony's chief competitors in the field of hardware market their own game consoles and software titles. In the software business, development of hit titles is increasingly challenging.
       Success in the music entertainment business is dependent to a large extent upon the artistic and creative abilities of employees and outside talent and is subject to the vagaries of public taste. Although SMEI is one of the largest recorded music companies in the world, its competitive position depends on its continuing ability to attract and develop talent that can achieve a high degree of public acceptance. In addition, the recorded music business continues to be adversely affected by counterfeiting, piracy, and parallel imports.
       SPE faces intense competition from other major motion picture studios and, to a lesser extent, from independent production companies for the attention of the movie-going public worldwide. Competition in television production, distribution, and syndication is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast, cable, and other networks both in the U.S. and internationally. In addition, SPE faces significant long-term competition in supplying television programming from U.S. network productions and ownership of their own television programs.
       In the insurance business, as Japan begins the deregulation of the insurance industry through the year 2001, the marketplace will likely become increasingly product and price competitive with more newcomers entering the business from other industries and from outside Japan. Although Sony Life has competitive strengths in products and marketing, it is impossible to predict the impact which deregulation of the insurance market will have on Sony Life's business.

Research and Development

       Sony actively carries out R&D at each of its internal Electronics companies to meet the diverse product-related needs of its various businesses. However, strategic R&D relating to Sony, particularly the development of new key technologies, is delegated to eight corporate laboratories -- the Research Center, the Giga Byte Laboratory, the Media Processing Laboratory, the IT Laboratory, the Advanced Design & Production Laboratory, the EP Laboratories, the Platform Software Development Center, the System LSI Design Center -- as well as the D21 Laboratory and the Algorithm Research Center. As part of Sony's R&D operations restructuring, the Platform Software Development Center was established on February 1, 1998, the Giga Byte Laboratory and the System LSI Design Center on June 1, 1998, and the EP Laboratories on July 1, 1998. These facilities are located in Tokyo and Kanagawa Prefecture in Japan and are directly controlled by corporate headquarters. The R&D areas include such fields as electronic materials technologies, basic devices, semiconductor technologies, software and hardware architectures for information and network products, optical discs and magnetic recording technologies, signal processing technologies, computer technologies, as well as long-term R&D projects.
       In the U.S., Sony has supplementary research laboratories, which specialize in R&D fields such as digital signal processing, DTV, telecommunications, broadcasting systems, semiconductors, and display technology. Sony also has additional development centers in the United Kingdom, Germany, Belgium, and Singapore.

       R&D expenses were 257.3 billion yen in the fiscal year ended March 31, 1996; 282.6 billion yen in the fiscal year ended March 31, 1997; and 318.0 billion yen in the fiscal year ended March 31, 1998.
       Sony believes R&D activities are vital to its long-term growth in electronics. Through its R&D activities, Sony has recently been developing:

- "Super Audio CD," a next generation music carrier based on Direct Stream Digital (DSD) which was co-developed with Philips Electronics. N.V. This is a new, high resolution digital encoding system that allows music recording of unprecedented quality.

- "AMInet (Advanced Multimedia Information Network)," a next-generation Internet architecture which maintains compatibility with current internet technology, for real-time transmission of continuous media and high-speed bulk data. AMInet was co-developed with Nippon Telegraph and Telephone Corporation and Keio University.

- "HiFD (High Capacity Floppy Disk)," a new 3.5-inch floppy disk system with a substantially more storage capacity than the current 3.5-inch floppy disk. HiFD drives will also be able to read from and write to existing 3.5-inch floppy disks (2DD/2HD). HiFD was co-developed with Fuji Photo Film Co., Ltd.

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

Sources of Supply

       Sony has been pursuing optimum procurement of raw materials, parts, and components to be used in the production of its products on a global basis. These items are purchased from various suppliers around the world. Generally, Sony maintains multiple suppliers for every category of parts and components.

Employee Relations

       As of March 31, 1998, Sony had approximately 173,000 employees, of which approximately 16% were members of labor unions. Approximately 69,000 employees were located in Japan and 104,000 overseas. Sony considers its labor relations to be very good.

Item 2.   Description of Property

       Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land on which they are located are owned by Sony free from significant encumbrances.

       The following table sets forth information as of March 31, 1998 with respect to plants with floor space of more than 500 thousand square feet for electronic products:

                                        Approximate
              Location                  floor space       Principal products manufactured
 ....................................   ............      .................................
                                       (square feet)
In Japan
Kanagawa (Atsugi Technology Center)      3,229,000     Broadcast- and industrial-use video
                                                       equipment, and semiconductors
Miyagi (Sendai Technology Center)        1,122,000     Magnetic and optical recording media
                                                       and electronic components
Kagoshima (Sony Kokubu Corporation)      1,059,000     Semiconductors
Aichi (Sony Kohda Corporation)             928,000     VTRs
Aichi (Sony Inazawa Corporation)           876,000     CRTs
Aichi (Sony Ichinomiya Corporation)        831,000     Color TVs, computer displays, and
                                                       professional-use monitors
Tochigi (Sony Chemicals Corporation)       739,000     Videotapes, adhesives, electronic
                                                       components, and thermal transfer
                                                       ribbon
Nagasaki (Sony Nagasaki Corporation)       690,000     Semiconductors
Shizuoka (Sony Broadcast Products          625,000     Broadcast- and industrial-use video
               Corporation)                            equipment, audio equipment, and
                                                       computers
Chiba (Sony Kisarazu Corporation)          616,000     VTRs and game consoles
Tochigi (Sony Tochigi Corporation)         611,000     Magnetic and optical recording
                                                       media and electronic components
Gifu (Sony Minokamo Corporation)           577,000     VTRs

                                          Approximate
               Location                   floor space    Principal products manufactured
 ....................................    ............    ................................
                                         (square feet)
Overseas
Pittsburgh, Pennsylvania, U.S.A.           2,715,000     Rear-projection TVs/CRTs
(Sony Electronics Inc.)
San Diego, California, U.S.A.              2,208,000     Computer displays, and CRTs
(Sony Electronics Inc.)
Dothan, Alabama, U.S.A.                      998,000     Video tapes and data storage media
(Sony Magnetic Products Inc. of
  America)
San Antonio, Texas, U.S.A.                   461,000     Semiconductors
(Sony Electronics Inc.)
Bridgend, Wales, U.K.                        742,000     CRTs
(Sony United Kingdom Limited)
Pencoed, Wales, U.K.                         707,000     Color TVs and computer displays
(Sony United Kingdom Limited)
Barcelona, Spain                             470,000     Color TVs and rear-projection TVs
(Sony Espana, S.A.)
Alsace, France                               414,000     Audio equipment, VTRs, and cellular
(Sony France S.A.)                                       phones
Nuevo Laredo, Mexico                         786,000     Audio tapes and micro floppydisks
(Sony Magneticos de Mexico, S.A. de
  C.V.)
Penang, Malaysia                             782,000     Audio equipment
(SONY ELECTRONICS (M) SDN.BHD.)
Jurong, Singapore                            775,000     CRTs and computer displays
(Sony Display Device (Singapore) Pte.
  Ltd.)
Tijuana, Mexico                              678,000     Color TVs and computer displays
(Sony de Tijuana Este, S.A. de C.V.)
Bekasi, Indonesia                            502,000     Audio equipment
(P.T. SONY ELECTRONICS INDONESIA)
Bangi, Malaysia                              464,000     VTRs and CD-ROM drives
(SONY VIDEO (M) SDN. BHD.)

       In addition to the above, Sony has a number of other plants for electronic products throughout the world. The Company owns R&D facilities and employee housing and recreation facilities, as well as the headquarters buildings in Tokyo at which administrative functions and product development activities are carried on.

       The following table sets forth information as of March 31, 1998 with respect to plants with floor space of more than 300 thousand square feet for software of the Music Group:

                                             Approximate
              Location                       floor space            Principal products manufactured
 ...................................         ............           ................................
                                            (square feet)
Shizuoka, Japan                                537,000           CDs, MDs, and LDs
(Sony Music Entertainment (Japan)
Inc.)

Carrollton, Georgia, U.S.A.                    673,000           CDs and audio and video cassettes
(Sony Music Entertainment Inc.)

Terre Haute, Indiana, U.S.A.                   653,000           CDs, CD-ROMs, DVDs, MDs, and LDs
(Digital Audio Disc Corporation)

Pitman, New Jersey, U.S.A.                     500,000           CDs and CD-ROMs
(Sony Music Entertainment Inc.)

Springfield, Oregon, U.S.A.                    336,000           CDs and CD-ROMs
(Sony Music Entertainment Inc.)

Haarlem, Netherlands                           665,000           Records and audio cassettes
(Sony Music Entertainment (Holland) B.V.)

Salzburg, Austria                              377,000           CDs, CD-ROMs, MDs, and LDs
(Sony DADC Austria AG)

       In addition to the above, SMEI and its affiliates have several plants in various parts of the world and lease their corporate headquarters located in New York City. SMEJ's offices, including leased premises, are mainly located in Tokyo, Japan.

       SPE's corporate offices and major motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates two studio facilities, Sony Pictures Studios and The Culver Studios. SPE also leases office space and motion picture and television support facilities from affiliates of the Company and other third parties. Its film and videotape storage operations are located in Inwood, New York, where SPE also leases space.

Item 3.   Legal Proceedings

       In August 1998, the Securities and Exchange Commission issued a settled cease-and-desist order which found that the Company had violated certain periodic reporting requirements of the federal securities laws by making inadequate disclosure concerning (i) Sony Pictures' net losses prior to the quarter ended September 30, 1994 and (ii) the impact of those losses on the Company's consolidated results for the fiscal year ended March 31, 1994 and the quarter ended June 30, 1994. The Order also found that a former director, who was at the time the General Manager of the Company's Capital Markets & Investor Relations Division, was a cause of the Company's violations. The Order, to which the Company and the former director consented without admitting or denying the matters set forth therein, requires (i) an independent auditor to examine and issue a written opinion on the Company's MD&A presentation for the fiscal year ending March 31, 1999; (ii) the Company's Chief Financial Officer to ensure that the Company's public financial disclosures comply with applicable requirements; and (iii) compliance with applicable segment reporting requirements. In a parallel civil action by the Commission, the Company, without admitting or denying the allegations in the action, also consented to payment of a civil penalty of 1 million U.S. dollars.

       On or about July 23, 1996, SMEI was served with an antitrust civil investigation demand from the Office of the Attorney General of the State of Florida seeking the production of documents in connection with an investigation to determine whether there "is, has been or may be" a "conspiracy to fix the prices" of compact discs ("CDs") or conduct consisting of "unfair methods of competition" or "unfair trade practices" in the sale and marketing of CDs. No allegations of unlawful conduct have been made against SMEI. By letter dated January 8, 1998, SMEI was notified by the Office of the Attorney General of the State of Florida that certain documents that SMEI had produced to its office were shared under a confidentiality provision in the Florida statutes with the Office of the Attorney General of the State of Illinois and the Office of the Attorney General of the State of New York. To date, no action has been taken by the Attorneys General of these states.

       By letter dated April 11, 1997, the Federal Trade Commission ("FTC") advised SMEI of the existence of a preliminary investigation to determine whether minimum advertised pricing programs used by major record distributors constitute an unfair method of competition in violation of Section 5 of the Federal Trade Commission Act. SMEI received a subpoena dated September 19, 1997 for the production of documents in connection with that investigation.

       On May 30, 1995, a purported class action was filed with the United States District Court for the Central District of California, entitled Digital Distribution Inc. d/b/a Compact Disc Warehouse v. CEMA Distribution, Sony Music Entertainment, Inc., Warner Elektra Atlantic Corporation, UNI Distribution Corporation, Bertelsmann Music Group, Inc. and PolyGram Group Distribution, Inc., No. 95-3536. The plaintiff, representing a class of direct purchasers of recorded music CDs, alleged that defendants violated the federal antitrust laws by engaging in a conspiracy to fix the prices of CDs, and sought an injunction and treble damages. On January 9, 1996, the defendants' motion to dismiss the amended complaint was granted and the action was dismissed, with prejudice. Plaintiff appealed the dismissal to the United States Court of Appeals for the Ninth Circuit, No. 96-55264. On July 3, 1997, the United States Court of Appeals for the Ninth Circuit reversed the dismissal of the amended complaint and remanded the case to the District Court, holding that the amended complaint was sufficient to meet the pleading requirements of the Federal Rules of Civil Procedure and that the action should proceed. On October 29, 1997, the District Court stayed proceedings in the action due to the filing on May 12, 1997 of a Chapter 7 Petition under the U.S. Bankruptcy Code by plaintiff. After further proceedings in the bankruptcy court on the part of plaintiff, the Court lifted the stay and restored the matter to the docket. On August 25, 1998, SMEI answered the amended complaint, denying its material allegations, asserting affirmative defenses and demanding judgment against the plaintiffs.

       On September 30, 1997, a purported class action was commenced in the United States District Court for the Central District of California entitled Chandu Dani d/b/a Compact Disc Warehouse and Record Revolution v. EMI Music Distribution, Inc., Sony Music Entertainment, Inc., Warner Elektra Atlantic Corporation, Universal Music and Video Distribution, Bertelsmann Music Group, Inc. and PolyGram Group Distribution, Inc., No. 97-7226. On October 16, 1997, plaintiffs filed a first amended complaint. Plaintiffs, purporting to represent a class of direct purchasers of CDs, allege that defendants violated the federal and state antitrust laws by engaging in a conspiracy to fix the prices of CDs and seek an injunction and treble damages. On December 22, 1997, SMEI answered the amended complaint, denying its material allegations, asserting affirmative defenses and demanding judgment against the plaintiffs.

       On October 21, 1997, an individual action was commenced in the United States District Court for the Southern District of New York, entitled T. Obie, Inc., d/b/a Chestnut Hill Company Disc v. EMI Music Distribution, Sony Music Entertainment, Inc., Warner Elektra Atlantic Corporation, Universal Music and Video Distribution, Bertelsmann Music Group, Inc. and PolyGram Group Distribution, Inc., No. 97 Civ. 7764. The claims asserted are substantially the same as those asserted in the Chandu Dani action. On January 16, 1998, SMEI answered the complaint, denying its material allegations of the complaint, asserting affirmative defenses and demanding judgment against plaintiffs.

       On December 2, 1997, a purported class action was commenced in the United States District Court for the Central District of California entitled Third Street Jazz and Rock Holding Corporation v. EMI Music Distribution, Inc., Sony Music Entertainment Inc., Warner Elektra Atlantic Corporation, Universal Music and Video Distribution, Bertelsmann Music Group, Inc. and PolyGram Group Distribution, Inc., No. 97-8864. The claims asserted are substantially the same as those asserted in the Chandu Dani action reported above. On January 20, 1998, SMEI answered the complaint, denying its material allegations, asserting affirmative defenses and demanding judgment against plaintiffs.

       On January 28, 1998, a purported class action was commenced in the United States District Court for the Southern District of New York, entitled Nathan Muchnick, Inc., v. Sony Music Entertainment, Inc., PolyGram Group Distribution, Inc., Universal Music and Video Distribution, Warner Elektra Atlantic Corporation and EMI Music Distribution, No. 98 Civ. 0612. The claims asserted are substantially the same as those asserted in the Chandu Dani action reported above. On February 23, 1998, SMEI answered the complaint, denying its allegations, asserting affirmative defenses and demanding judgments against plaintiffs.

       In April, 1998, the Judicial Panel on Multidistrict Litigation ("JPML") directed that the Chandu Dani, Third Street Jazz, T. Obie and Nathan Muchnick actions be coordinated for pretrial proceedings and assigned the coordinated case to the United States District Court for the Central District of California. In August, 1998, plaintiffs' counsel asked the JPML to add the Digital action to the coordinated proceedings as a "Tag along" action.

       On February 17, 1998, a purported class action was commenced in the Circuit Court of Cocke County, Tennessee at Newport, entitled Ottinger & Silvery, et al. v. EMI Music Distribution, Inc., Sony

Music Entertainment, Inc., Warner Elektra Atlantic Corporation, UNI Distribution Corporation, Bertelsmann Music Group, Inc. and PolyGram Group Distribution, Inc. The action is brought on behalf of persons who from January 29, 1993 to the present purchased CDs indirectly from the defendants in Alabama, Arizona, California, the District Court of Columbia, Florida, Kansas, Maine, Michigan, Minnesota, Mississippi, New Mexico, North Carolina, North Dakota, South Dakota, Tennessee, West Virginia and Wisconsin, and alleges that the defendants are engaged in a conspiracy to fix the prices of CDs, in violation of antitrust, unfair trade practices and consumer protection statutes of each of those jurisdictions. On May 11, 1998, SMEI and all of the other defendants moved to dismiss the action.

       On October 24, 1996, the Italian Competition and Market Commission (the "ICMC") commenced an investigation against Warner Music Italia S.p.A., PolyGram Italia S.r.l., EMI Music Italy S.p.A., BMG Ricordi S.p.A., Sony Music Entertainment S.p.A. and the Italian Music Industry Federation regarding prices of CDs sold in Italy by those companies. On October 9, 1997, the ICMC issued an administrative decision concluding, in part, that those record companies had agreed on a uniform commercial structure for CDs sold to dealers. The ICMC imposed monetary sanctions on each of the record companies identified above, including a penalty against Sony Music Entertainment S.p.A. in the amount of 1,495,952,000 Italian Lira. Each of the record companies has appealed the ICMC's order to the Regional Administrative Court of Lazio and the appeal remains pending.

       In addition, the Company and certain of its subsidiaries are defendants in several ongoing and pending lawsuits. However, based upon the information currently available to both the Company and its legal counsel, management of the Company believes that damages from such lawsuits, if any, would not have a material effect on the Company's consolidated financial position.

Item 4.   Control of Registrant

(a) To the knowledge of the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Japanese government or any foreign government.

(b) (1) To the knowledge of the Company, no person owns of record or beneficially more than 10% of the outstanding Common Stock.

     (2) The total number of shares of the Company's Common Stock beneficially owned by the Directors and Statutory Auditors as of March 31, 1998 is as follows:

                     Number of Shares
Title of Class  Identity of Person or Group  Beneficially Owned   Percentage
 ...........      .......................     ................     of Class
                                               (in thousands)     .........
    Common        Directors and Statutory          1,570             0.4%
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

       The Company's Common Stock, par value 50 yen per share, has been listed on the TSE since 1958, and is also listed on the four other stock exchanges in
Japan: Osaka, Nagoya, Fukuoka and Sapporo. In addition, the Company's Common Stock is listed on the following stock exchanges outside Japan: Pacific, Chicago, Toronto, London, Paris, Frankfurt, Dusseldorf, Brussels, Vienna, and Swiss.

       The Company's ADRs have been traded in the U.S. since 1961 and have been listed on the NYSE since 1970. The Company's ADRs are issued and exchanged by Morgan Guaranty Trust Company of New York, as Depositary.

       At March 31, 1998, there were 407,195,271 shares of Common Stock outstanding, of which 17,390,505 shares were in the form of ADRs and 56,613,393 shares were held of record in the form of Common Stock by residents in the U.S. The number of registered ADR holders was 7,139 and the number of registered holders of shares of Common Stock in the U.S. was 315.

       The following table sets forth for the periods indicated the reported high and low sales prices of the Company's Common Stock on the TSE and the reported high and low sales prices of American Depositary Shares on the NYSE.

                   Tokyo Stock                        New York Stock
                  Exchange Price                      Exchange Price
                   Per Share of                        Per American
                   Common Stock                      Depositary Share
                .................                .......................
                 High        Low                 High                Low
                .....        ....               .....                ....
Fiscal year ended March 31, 1997
1st  quarter  7,310 yen   6,350 yen       66 5/8   dollars    59      dollars
2nd  quarter  7,260       6,680           66 1/4              61 1/2
3rd  quarter  7,700       6,720           67 7/8              58 7/8
4th  quarter  9,180       7,250           74 1/4              63 3/8
Fiscal year ended March 31, 1998
1st  quarter  10,100 yen  8,520 yen       88 7/8   dollars    69 1/2   dollars
2nd  quarter  12,600      9,550           103 11/16           85 1/16
3rd  quarter  12,200      9,320           98 7/16             74 1/2
4th  quarter  12,700      10,400          97 3/16             82 5/16

Item 6.   Exchange Controls and Other Limitations Affecting Security Holders

(a) Japanese Foreign Exchange Controls

       Effective from April 1, 1998, the Foreign Exchange and Foreign Trade Control Law was amended and the title of the statute was changed to the Foreign Exchange and Foreign Trade Law. Under the amended Law, all aspects of regulations on foreign exchange and foreign trade transactions which were subject to licensing or other approval or prior notification requirements are, with minor exception relating to certain inward direct investment (which is not applicable to the Company's shares), now subject to the post facto reporting requirements. However, the Minister of Finance has the power to impose a licensing requirement for certain transactions in limited circumstances.

(b) Description of Common Stock

       Set forth below is certain information relating to the Common Stock of the Company, including brief summaries of certain provisions of the Company's Articles of Incorporation and Shares Handling Regulations, as currently in effect, and of the Commercial Code of Japan relating to a joint stock company (Kabushiki Kaisha) and certain related legislation.

General

       The presently authorized capital stock of the Company is 1,350,000,000 shares, which may be issued with a par value or without a par value. The Commercial Code requires that shares be in registered form. Under the Commercial Code shares are transferable by delivery of share certificates, but in order to assert shareholders' rights against the Company, the transferee must have his name registered in the Company's register of shareholders. All of the presently outstanding shares of the Company are of a par value of 50 yen per share. The Company may, by a resolution of the Board of Directors, convert par value shares into non-par value shares or vice versa. Shareholders are required to file their names, addresses and seals with The Toyo Trust and Banking Company, Limited, the transfer agent for the Company's Common Stock, and shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan; these requirements do not apply to the holders of ADRs.

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

Dividends

       The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to the shareholders of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Statutory Auditors of the Company and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Statutory Auditors. In addition to annual dividends, the Board of Directors of the Company may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an "interim dividend") to shareholders who are registered in the Company's register of shareholders at the end of each September 30, subject to the limitations described below.

       The Commercial Code provides that a company may not make any distribution of profits by way of dividends or interim dividends for any fiscal year unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period until the legal reserve is one-quarter of its stated capital. Under the Commercial Code the Company is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of (i) its stated capital, (ii) its additional paid-in capital, (iii) its accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the fiscal period concerned, and (v) the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development expense over the aggregate of amounts referred to in (ii), (iii) and (iv) above. If the Company has on its balance sheet a number of shares of its Common Stock which the Company has acquired for the purpose of transferring the same to its Directors and/or employees but such shares are yet to be so transferred, the book value of such shares shall be deducted from the amount available for payment of dividends. In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of the Company's accounts, but adjusted to reflect any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i), (ii),
(iii), (iv) and (v) above, and, in addition to the deduction referred to in the immediately preceding sentence, if the Company's shareholders have adopted a resolution for the Company's purchase of shares of its Common Stock for the purpose of transferring the same to its Directors and/or employees or for the purpose of retiring the same with retained earnings, the total amount of purchase price authorized by such resolution shall, so long as such resolution has not expired, and whether or not such purchase has been effected, be deducted from the amount available for interim dividends.

       The Commercial Code, currently in effect, does not provide for "stock dividends". However, under the Code, shareholders may by resolution transfer any amount which is distributable as dividends to stated capital and the Board of Directors may by resolution issue additional shares by way of a stock split up to the aggregate par value equal to the amount so transferred; thus, the same effect as a stock dividend can be achieved.

       In Japan the "ex-dividend" date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

Transfer of Additional Paid-in Capital and Legal Reserve to Stated Capital and Stock Splits (Free Share Distributions)

       When the Company issues new shares of Common Stock, the entire amount of the issue price of such new shares is required to be accounted for as stated capital, although the Company may account for an amount not exceeding one-half of such issue price as additional paid-in capital (subject to the remainder being not less than the total par value of the new shares being issued). The Board of Directors may transfer the whole or any part of additional paid-in capital and legal reserve to stated capital and grant to shareholders additional shares of Common Stock free of charge by way of a stock split, without affecting the par value thereof, with reference to the whole or any part of the amount of additional paid-in capital and legal reserve so transferred to stated capital; such additional shares may also be granted by reference to the amount representing the portion of the issue price of shares of Common Stock in excess of the par value thereof which has been accounted for as stated capital.

       The Commercial Code permits the Company to make a partially free distribution to shareholders by way of a rights issue at a subscription price per share which is less than the par value thereof if (a) the difference between the subscription price and the par value does not exceed the amount of the stated capital minus the aggregate par value of all outstanding shares, divided by the number of new shares to be issued pursuant to such rights issue, (b) the sum of the net assets of the Company (as appearing on the latest balance sheet) and the total subscription price, divided by the number of the shares outstanding immediately after the issue of the new shares, is at least 50 yen and (c) the subscription rights are made transferable. In order to satisfy the requirement mentioned in (a) above, the Board of Directors may transfer the whole or any part of additional paid-in capital or legal reserve to stated capital.

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

       Any shareholder holding at least 300 units of shares or 1% of the total number of outstanding shares for six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least six weeks prior to the date set for such meeting.

Voting Rights

       A shareholder is entitled to one vote per share subject to the limitations on voting rights set forth in the following paragraph and " "Unit" Share System -- Voting rights of a holder of shares representing less than one unit" below. Except as otherwise provided by law or by the Company's Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and the Company's Articles of Incorporation provide, however, that the quorum for the election of Directors and Statutory Auditors shall not be less than one-third of the total number of outstanding shares having voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding shares are directly or indirectly owned by the Company, may not exercise its voting rights in respect of the shares of the Company. The Company has no voting rights with respect to its own Common Stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. The Company's shareholders also may cast their votes in writing.

       The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including an increase in the total number of shares authorized to be issued, a reduction of the stated capital, the removal of a Director or Statutory Auditor, dissolution, merger (with an exception of the merger of a small company) or consolidation of a corporation, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation, any offering of new shares at a "specially favorable" price (or any offering of convertible bonds or debentures with "specially favorable" conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with "specially favorable" conditions) to persons other than shareholders or granting to Directors and/or employees rights to subscribe for new shares, the quorum shall be a majority of the total number of shares having voting rights outstanding and the approval of the holders of at least two-thirds of the shares having voting rights represented at the meeting is required (the "special shareholders resolution").

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

       Rights to subscribe for new shares may be made generally transferable by the Board of Directors. Whether the Company will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings. If subscription rights are not made generally transferable, transfers by a non-resident of Japan or a corporation organized under the laws of a foreign country or whose principal office is located in a foreign country will be enforceable against the Company and third parties only if the Company's prior written consent to each such transfer is obtained. When such consent is necessary in the future for the transfer of subscription rights, the Company intends to consent, on request, to all such transfers by such a non-resident or foreign corporation.

       The 1997 amendments to the Commercial Code permit a company to provide in its articles of incorporation that it may, by a special shareholders resolution, grant to its directors and/or employees rights to subscribe for new shares if there exists a justifiable reason. The Company has provided such a provision in its Articles of Incorporation by amending them in June 1998, and, therefore, may, if there exists a justifiable reason, by a special shareholders resolution (which is effective for one year) grant to its Directors and/or employees rights to subscribe for new shares (in aggregate (together with the number of shares issuable upon exercise of all outstanding subscription rights which have been granted to Directors and/or employees, if any) not more than 10% of the total issued and outstanding shares) to particular Directors and/or employees designated by such resolution, which rights may be made exercisable not more than ten years from the resolution in accordance with the terms approved by the resolution. Such special shareholders resolution cannot be taken if shareholders have already adopted a resolution for repurchase by the Company of its shares for the purpose of transferring the same to its Directors and/or employees by way of a stock option and any such stock option is outstanding unexercised. No such special shareholders resolution has yet been taken by the Company's shareholders.

Dilution

       In the future it is possible that market conditions and other factors might make a rights offering to shareholders at par or substantially below the market price of shares of Common Stock desirable. If the number of shares offered in a rights offering is substantial in relation to the number of shares outstanding and the market price exceeds the subscription price at the time of the offering, a shareholder who does not exercise and is unable otherwise to realize the full value of his subscription rights would suffer economic dilution of his equity interest in the Company. If the rights to subscribe for new shares are granted to the Company's Directors and/or employees which rights are exercisable at a price below the market price of the shares and the number of shares issuable upon such exercise is substantial, existing shareholders' equity interest in the Company will be diluted.

Liquidation Rights

       In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the shareholders in proportion to the respective numbers of shares held.

Liability to Further Calls or Assessments

       All the Company's presently outstanding shares of Common Stock including shares represented by the American Depository Shares are fully paid and non-assessable.

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

Repurchase by the Company of its Common Stock

       Except as otherwise permitted by the Commercial Code and the Law of Special Exception to the Commercial Code Concerning Retirement of Shares enacted in 1997 (the "Special Retirement Law") as set out below, the Company or any of its subsidiaries cannot acquire the Company's Common Stock except by means of a reduction of capital in the manner provided in the Commercial Code. The Company may acquire its Common Stock in response to a shareholder's request for purchase of his shares representing less than one unit. See " "Unit" Share
System -- Right of a holder of shares representing less than one unit to require the Company to purchase such shares" below. Shares so purchased must be sold or otherwise transferred to a third party within a reasonable period thereafter.

       The 1994 and 1997 amendments to the Commercial Code and the Special Retirement Law enable the Company to acquire its Common Stock for the following purposes, subject to the authorization of shareholders at an ordinary general meeting (if the Articles of Incorporation provide that the shares may be purchased for the purpose of retirement by resolution of the Board of Directors if the Board deems it especially necessary to do so in view of general economic condition, the business and financial condition of the Company and other factors, by the resolution of the Board of Directors): (1) for the purpose of transferring the same to its Directors and/or employees if there exists a justifiable reason; and (2) for the purpose of retirement thereof with retained earnings. Acquisition by the Company of shares of its Common Stock for the above purposes is subject to, among other things, the following restrictions: (a) the number of shares to be acquired may not exceed 10% of all issued and outstanding shares (except in the case of purchase of shares for retirement pursuant to shareholders' authorization); (b) total amount of purchase price may not exceed the amount of the retained earnings available for dividend payment minus the amount to be paid by way of appropriation of retained earnings for the fiscal year and, if any amount of retained earnings is to be capitalized, such amount (if the purchase is made pursuant to the resolution of the Board of Directors as referred to in the parentheses above, one-half of such permitted amount); and
(c) acquisition shall be made through a stock exchange transaction or by way of tender offer. No such acquisition pursuant to a resolution of the Board of Directors may be made after the conclusion of the ordinary general meeting of shareholders for the fiscal year ending immediately after the Board resolution. The Company's shareholders have not given an authorization for the acquisition of shares pursuant to (1) above. In June 1997, the Company amended its Articles of Incorporation providing for the authority for the Company to purchase shares of its Common Stock not exceeding 30,000,000 shares by resolution of the Board of Directors for the purpose of retirement thereof with retained earnings. No Board resolution has been made for this purpose.

       The Special Retirement Law was amended in March 1998 enabling the Company to acquire its own shares for the purpose of retiring the same with additional paid-in capital by resolution of the Board of Directors if the Articles of Incorporation so provide and if the Board deems it especially necessary to do so in view of general economic condition, the business and financial condition of the Company and other factors. On June 26, 1998, the Company amended its Articles of Incorporation providing for the authority for the Company to purchase shares of its Common Stock not exceeding 30,000,000 shares with the total purchase price not exceeding 400 billion yen by resolution of the Board of Directors for the purpose of retiring the same with additional paid-in capital. The acquisition of shares under this authorization is subject to the restriction that (x) the total amount of the purchase price may not exceed the total amount of additional paid-in capital and accumulated legal reserve minus the amount equal to one-fourth of stated capital, and (y) if the aggregate of the amounts of (i) through (v) referred to under "Dividends" above and the amount of interim dividend distributed exceeds the net assets appearing on the balance sheets as at the latest closing of the Company's accounts, no purchase of shares for this purpose can be made. No Board resolution has been taken for this purpose.

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

       A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

Item 7.   Taxation

       Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. Stock splits in themselves (whether for the purpose of making a free distribution or dividend in shares), subject as set out below, are not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve (but not additional paid-in capital) to stated capital is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax.
       Under the Income Tax Convention between the U.S. and Japan (the "Convention"), the maximum rate of Japanese withholding tax that may be imposed on dividends paid to a U.S. resident or corporation not having a "permanent establishment" (as defined therein) in Japan is generally 15%.
       For purposes of the Convention and the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. holders of ADRs will be treated as the owners of the Common Stock underlying the American Depositary Shares evidenced by the ADRs. For purpose of this discussion, a "U.S. holder" is a holder that
(i) is a resident of the United States for purposes of the Convention, (ii) does not maintain a permanent establishment or fixed base in Japan to which ADRs or Common Stock are attributable and through which the beneficial owner carries on or has carried on business (or in the case of an individual, performs or has performed independent personal services) and (iii) who is not otherwise ineligible for benefits under the Convention with respect to income and gain derived in connection with the ADRs or Common Stock.

Japanese Taxation of Common Stock or ADRs

       In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax on dividends paid by Japanese corporation to non-residents of Japan or non-Japanese corporation is 20%.
       Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale of Common Stock or ADRs outside Japan, or from the sale of Common Stock within Japan by a non-resident of Japan or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation tax. Japanese inheritance or gift tax at progressive rates may be payable by an individual who has acquired Common Stock or ADRs as a legatee, heir or donee.
       If the Company purchases shares of its Common Stock by way of a tender offer for the purpose of retirement with retained earnings as described under "Item 6. Exchange Controls and Other Limitations Affecting Security Holders (b) Description of Common Stock -- Repurchase by the Company of its Common Stock" and so retires such shares, the selling shareholders are deemed to have received a dividend in an amount equal to the selling price less the aggregate of the stated capital and the additional paid-in capital attributable to the shares so sold, except that if such retirement is made on or before March 31, 1999, no such dividend is deemed to have been received but the entire profits realized by the selling shareholders from such sales are treated as gains realized from the ordinary sales of the shares and is subject to income tax or corporation tax, as appropriate. In addition, when shares acquired by the Company (whether by way of a tender offer or otherwise) for the purpose of retirement with retained earnings are retired by the Company with retained earnings, the shareholders existing at the time of such retirement are deemed to have received a dividend in an amount equal to the amount of the stated capital attributable to the retired shares and calculated in proportion to each shareholder's shares at the time of such retirement, except that if such retirement is made on or before March 31, 1999, no income tax is payable with respect to such portion deemed as a dividend. If the Company purchases shares of its Common Stock for the purpose of retirement with additional paid-in capital and so retires such shares, the entire profits realized by the selling shareholders from such sales are treated as gains realized from ordinary sales of the shares and is subject to income tax or corporation tax, as appropriate. In this case, no taxable event is deemed to accrue from such retirement to the shareholders existing at the time of retirement.

United States Taxation of Common Stock or ADRs

       Dividends received by an U.S. holder of ADRs or Common Stock will be includable in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company as determined for U.S. federal income tax purposes.
       Subject to limitations set out in the Code, a U.S. holder of ADRs or Common Stock of the Company will be entitled to a credit for Japanese tax withheld in accordance with the Convention from dividends paid by the Company. For purposes of the foreign tax credit limitation, dividends will be foreign source income, but will constitute "passive" or "financial services" income.
       Dividends paid by the Company to U.S. corporate holders of ADRs or Common Stock will not be eligible for the dividends-received deduction.

Item 8.   Selected Financial Data

                                                        Year ended March 31
                                    ...........................................................
                                  1994           1995           1996           1997           1998
                               ..........     ..........     ..........     ..........     ..........
                                 (Millions of yen except per share amounts and yen exchange rates)
FOR THE YEAR
Sales and operating revenue      3,744,285      3,990,583      4,592,565      5,663,134      6,755,490
Operating income (loss)            106,962      (166,640)        235,324        370,330        520,210
Income (loss) before income
  taxes                            102,162      (220,948)        138,159        312,429        453,749
Net income (loss)                   15,298      (293,356)         54,252        139,460        222,068
Depreciation and
  amortization*                    242,458       226,984**       227,316        266,532        301,665
Capital expenditures
  (additions to fixed
  assets)                          195,937        250,678        251,197        298,078        387,955
R&D expenses                       229,877        239,164        257,326        282,569        318,044
 .......................................................................................
Per share:
  Net income (loss)
  -Basic                              41.0        (784.7)          145.1          367.7          557.7
  -Diluted                            41.0        (784.7)          134.0          309.2          483.4
Cash dividends declared
  Interim                            25.00          25.00          25.00          25.00          25.00
                              (22.88cents)   (24.88cents)   (24.48cents)   (21.93cents)   (19.23cents)
  Year-end                           25.00          25.00          25.00          30.00          35.00
                              (25.22cents)   (29.40cents)   (22.77cents)   (26.15cents)   (24.41cents)
AT YEAR-END
Net working capital                616,020        537,733        816,361        843,500      1,151,152
Long-term debt                     983,712        906,486      1,203,592      1,099,765      1,104,420
Stockholders' equity             1,329,496      1,007,802      1,169,147      1,459,332      1,815,555
Stockholders' equity per
  share                           3,557.50       2,695.31       3,125.53       3,798.62       4,461.39
Total assets                     4,269,816      4,223,914      5,045,699      5,680,246      6,403,043
 .......................................................................................
Number of shares outstanding in thousands:
At year-end                        373,728        373,911        374,068        384,185        407,195
 .......................................................................................
Yen exchange rates per U.S. dollar:
At year-end                         102.40          86.85         107.00         123.72         133.20
Average                             107.87          99.30          96.43         112.52         122.78
High                                101.10          86.85          81.12         104.49         111.42
Low                                 114.20         105.38         107.29         124.54         133.99

 *     Including amortization of deferred insurance acquisition costs

**     Excluding write-off of goodwill

Notes to Selected Financial Data:

1. Net income (loss) per share amounts were computed based on Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128). All prior-period net income (loss) per share amounts have been restated to conform with FAS 128. FAS 128 requires presentation of basic and diluted net income per share on the face of the income statement. Under FAS 128, basic net income per share is computed based on the average number of shares of common stock outstanding during each period and diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Refer to Note 2 and 3 of Notes to Consolidated Financial Statements.

2. During the fiscal year ended March 31, 1996, the Company changed its method of accounting for assessing the carrying values of intercompany foreign currency commitments to comply with the Emerging Issues Task Force Issue No. 95-2. This did not have a material impact on results of operations for the years ended March 31, 1996, 1997, and 1998.

3. The consolidated results for the fiscal year ended March 31, 1995 reflect the write-off of goodwill of 265 billion yen in the Pictures segment and losses in the Pictures segment of approximately 50 billion yen arising from a combination of unusual items, such as abandoning a large number of projects in development and providing for settlement of outstanding lawsuits and contract claims.

4. Certain amounts at year-end for the prior years have been reclassified to conform to the 1998 presentation.

5. Cash dividends declared in U.S. dollars are based on the exchange rates at each respective payment date.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operation

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Management

       One of the most important policies of Sony's financial strategy is to strengthen consolidated financial structure while keeping an appropriate level of liquidity on hand. Aiming to strengthen financial structure, Sony has been making efforts to redeem liabilities by utilizing cash and cash equivalents in order to reduce the size of the balance sheet. In order to complement the smaller liquidity resulting from making such efforts, Sony recently enhanced its liquidity management by means of improving the committed credit facilities so that it could eventually promote a credit-facility-oriented liquidity management rather than a cash-based one.
       Sony generally maintains total liquidity equal to at least 80% of the expected gross sales for the month in the year in which gross sales are expected to be greatest plus 80% of debt redemption for the month in the year in which total redemption are highest. In order to maintain a stable level of liquidity, the Company entered into contracts with banks to establish committed credit facilities for the first time in the fiscal year ended March 31, 1998. In addition, Sony has maintained committed commercial paper (CP) backup lines of its financial subsidiaries in the U.S. and Europe in order to maintain an adequate level of liquidity in the regions.
       Sony selects banks on criteria in which banks rated "A" and "B" of Moody's Bank Financial Strength ratings account for at least 70% of all committed credit facilities and banks rated "C" for the remaining portion when entering into backup and credit commitments. Sony conducts an annual review to confirm that all banks continue to fulfill such rating conditions. In the fiscal year ending March 31, 1999, Sony has set credit facilities amounting to approximately 330 billion yen and apportioned the facilities among the Company and its overseas subsidiaries in accordance with funding requirements of each entity.

       Also, to further enhance Sony's liquidity, Sony is currently arranging a
U. S. 900 million dollar accounts receivable financing facility in the U.S. This facility, whereby Sony securitizes its accounts receivables, enables Sony to raise off-balance sheet funds.

Assets, Liability and Stockholders' Equity

       Total assets at March 31, 1998 were 6,403.0 billion yen, 12.7% more than at the previous fiscal year-end. One reason for the increase was the yen's depreciation at the end of the year compared with the previous fiscal year-end. Among current assets, cash and time deposits rose mostly due to higher earnings, and marketable securities increased as the Company raised short-term investments. Notes and accounts receivable increased as sales grew with an almost flat turnover ratio of trade receivables during the year. While growth in sales resulted in increases in inventories, the inventory turnover ratio to cost of sales (based on the average of inventories at March 31, 1997 and 1998) improved by 0.22 months to 2.42 months resulting from efforts to shorten product lead-times from manufacture to sale. The increase in investments and advances was due to higher investment assets at Sony Life as insurance premium revenues posted strong growth.
       Total current and long-term liabilities increased 8.7% to 4,461.7 billion yen. Among current liabilities, short-term borrowings and debt declined sharply, mainly due to the redemptions of medium-term notes (MTN) issued by a U.S. subsidiary and maturing during the year. Repayment of MTN was refinanced through the issuance of CP by the subsidiary. By the end of this fiscal year, most of the outstanding CP was repaid using proceeds from the 1.5 billion U.S. dollar Notes issued in March 1998.

Notes and accounts payable, trade and accounts payable, other and accrued expenses increased due to the growth in Sony's businesses. Among long-term liabilities, long-term debt increased only slightly despite the issuance of the Notes because of the conversion of 146.5 billion yen of convertible bonds into common stock during the year. As a result, total short- and long-term borrowings and debt amounted to 1,303.8 billion yen, 8.7% less than the previous fiscal year-end. The increase in accrued pension and severance costs resulted from a reduction in the assumed discount rate used in developing projected benefit obligations for Sony's Japanese plans, due to a decline in long-term interest rates in Japan for the past few years, and from the minimum pension liability recognized at March 31, 1998 (refer to Note 12 of Notes to Consolidated Financial Statements). Future insurance policy benefits were higher because of growth in insurance premium revenues at Sony Life.
       Stockholders' equity increased 24.4% to 1,815.6 billion yen, mostly because of higher earnings and the conversion of convertible bonds. The ratio of stockholders' equity to total assets increased by 2.7 percentage points, from 25.7% to 28.4%. Based on the number of shares outstanding at March 31, 1998, stockholders' equity per share rose to 4,461.39 yen from 3,798.62 yen at the previous fiscal year-end. In addition, the cumulative translation adjustment at March 31, 1998 decreased in absolute amount to 140.7 billion yen from 181.2 billion yen at the previous fiscal year-end mainly due to the yen's depreciation.

Cash Flows

       There was a net decrease in cash and cash equivalents at end of the year of 5.2 billion yen, including the effect of exchange rate changes of 1.1 billion yen, resulting in a balance of 423.3 billion yen at year-end.
       During the year, net cash provided by operating activities decreased to
612.4 billion yen from the previous fiscal year, mainly due to an increase in inventories, decreases in accrued income and other taxes and other factors. While the balance of inventories rose, the inventory turnover ratio to cost of sales decreased, as is discussed in the assets, liabilities and stockholders' equity section. The decrease in accrued income and other taxes was mainly due to an increase in this account in the previous year, due to higher earnings at the Company and its subsidiaries in Japan and smaller interim tax payments. Larger interim tax payments in the fiscal year ended March 31, 1998 also contributed to the decrease in accrued income and other taxes. Notes and accounts payable and receivable increased; however, as was the case with inventories, both figures decreased as a percentage of sales. Depreciation and amortization, including amortization of goodwill and intangibles and deferred insurance acquisition costs, rose 13.2% to 301.7 billion yen. This amount is broken down into tangible assets for approximately 260 billion yen, goodwill and intangibles for approximately 20 billion yen, and deferred insurance acquisition costs for approximately 20 billion yen.
       During the year, net cash used in investing activities increased to 598.7 billion yen from the previous fiscal year, mainly due to higher payments for purchases of fixed assets. Capital expenditures were up 26.8% to 378.1 billion yen. Major components of the capital expenditures were approximately 70.0 billion yen in the semiconductor field, which was the largest amount, and investments in such fields as displays and recording media. In the fiscal year ending March 31, 1999, while Sony plans to maintain a high level of investment in these business areas, total capital expenditures are expected to decrease. Refer to the Major Agreements section for information on other investments and loans.
       During the year, net cash used in financing activities decreased significantly to 17.8 billion yen from the previous fiscal year. This was due to a small net repayment of short-term borrowings, reflecting the substantial demand for funds during the year mentioned above, compared to a significant net repayment of short-term borrowings in the previous fiscal year. In addition, proceeds from issuance of debt, mainly of the Notes, increased from the previous fiscal year, while net repayment of long-term debt also increased because of redemption, mainly of MTN in the U.S.

Major Agreements

       This section details major agreements having an effect on liquidity or earnings during the year and expected in the fiscal years ending March 31, 1999 and thereafter.
       In June 1997, the Company made an equity investment of approximately 5.0 billion yen in Japan Sky Broadcasting Co., Ltd. (JSkyB), a digital communications satellite broadcaster. In May 1998, JSkyB and PerfecTV Corporation completed their merger. As a result of this merger, the Company owns 11.375% of shares of the combined company, Japan Digital Broadcasting Services Inc. Sony also invested a total of approximately 4.2 billion yen in broadcast programming companies relating to the digital communications satellite broadcasting business during the year. In the fiscal year ending March 31, 1999, Sony plans to make additional investments of approximately 3.9 billion yen in other broadcast programming companies. These communications satellite related businesses are currently in start-up phases. Sony is committed to such new business areas, and is required to make additional investments in accordance with its share of equity.
       In October 1997, the Company and Toyoda Automatic Loom Works, Ltd. jointly established S.T. Liquid Crystal Display Corp. for the purpose of manufacturing next-generation LCD panels. During the year, Sony made an investment in this firm of 4.0 billion yen. In the fiscal year ending March 31, 1999, Sony expects to make additional investments in this firm in the amount of
11.0 billion yen.
       In January 1998, Sony announced a plan to form a strategic alliance with NextLevel Systems Inc. of the U.S. (now called General Instrument Corp.), to jointly develop digital TV technologies, subject to definitive agreements. When definitive agreements are reached, Sony plans to purchase 7.5 million shares of General Instrument Corp. at a price of 25 U.S. dollars per share, resulting in a total investment of approximately 187.5 million U.S. dollars.
       In May 1998, Loews Theatres Exhibition Group ("Loews Theatres"), a unit of SPE, and Cineplex Odeon Corporation, a Canadian theatre chain, combined and created Loews Cineplex Entertainment Corporation. In conjunction with the combination, Sony received approximately 53.6 billion yen in cash from the repayment of all of the intercompany debt of Loews Theatres, which was refinanced with third party debt, and receipt of a dividend. Sony plans to use these funds to reduce its U.S. debt and meet internal funding requirements. As a result of the combination, SPE and certain of its subsidiaries owned 51.1% (representing 49.9% of the voting shares) of Loews Cineplex Entertainment Corporation. After giving effect to the public offering of shares of common stock of Loews Cineplex Entertainment Corporation in August 1998, SPE and certain of its subsidiaries currently own 38.5% of Loews Cineplex Entertainment Corporation. The new company has been deconsolidated and Sony accounts for it on the equity basis for the fiscal year ending March 31, 1999. The revenues and operating income of Loews Theatres for the fiscal year ended March 31, 1998, were approximately 56.3 billion yen and 2.5 billion yen, respectively. In addition, Sony recorded a gain of approximately 4.8 billion yen on the combination in the first quarter ended June 30, 1998.
       A building complex to house Sony's European headquarters, rental office space, stores, residences, a movie and broadcasting museum with educational facilities, and entertainment space is currently under construction in Berlin, Germany. The structure is located in Potsdam Platz on a site that Sony purchased from the City of Berlin. The developer of the building complex is a partnership controlled by Sony, Tishman Speyer Properties, Inc. of the U.S., and Kajima Corporation of Japan. Completion is scheduled for 2000. The budget for this project is approximately 1.5 billion German marks. Of this amount, approximately
1.0 billion German marks will be procured by the partnership in the form of project financing. In addition, Sony is constructing an entertainment complex which includes stores and theatres on a site in San Francisco, U.S.A. Completion is scheduled for 1999. The budget for this project is approximately 85 million U.S. dollars. Sony also plans to construct a similar entertainment complex in Tokyo, Japan, with completion scheduled for 2000. Currently, the estimated budget for this project is approximately 12.0 billion yen.
       In June 1998, Sony entered into an agreement with Fujitsu Limited to jointly develop and manufacture next-generation semiconductor devices. Manufacturing is scheduled to begin during the fiscal year ending March 31, 1999, and capital expenditures are estimated to total approximately 28.0 billion yen.
       On August 12, 1998, SPE, together with certain partners, completed the acquisition of Telemundo Group, Inc. (Telemundo), one of two Spanish-language television broadcast companies currently operated in the United States. Through a series of transactions, SPE now owns 50% of a newly formed company holding Telemundo's network operations and 24.95% of an entity holding Telemundo's station operations, including seven full-power UHF stations. SPE's initial capital investment totaled approximately 15.1 billion yen.

RESULTS OF OPERATIONS
(The fiscal year ended March 31, 1998 compared to the fiscal year ended March 31, 1997)

Sales and Operating Revenue

       During the fiscal year ended March 31, 1998, Sony's consolidated sales and operating revenue (herein referred to as "sales") increased in all business segments. Along with the yen's depreciation, this resulted in a 1,092.4 billion yen, or 19.3%, increase in sales compared with the previous fiscal year to 6,755.5 billion yen and the second consecutive fiscal year of record sales and earnings.

Impact of Foreign Exchange Trends

       During the year, overseas (outside Japan) sales accounted for approximately 73% of Sony's consolidated sales. During the year, the yen depreciated approximately 8% against the U.S. dollar and 11% against the British pound, but appreciated approximately 5% against the German mark, each in terms of average rates, compared with the previous fiscal year. It is estimated that sales and operating income would have been lower by approximately 291 billion yen and 110 billion yen, respectively, than the reported figures if the average value of the yen had remained the same as in the previous fiscal year. Note that these estimates are obtained by simply applying the yen's average exchange rate in the prior fiscal year to foreign currency denominated sales, cost of sales, and selling, general and administrative expenses of the year under review. Therefore, the estimate does not take into account the effect of foreign exchange fluctuations on prices of products and production and sales costs in each region of the world. Constant currency growth rates discussed in the Results by Business Segment are also calculated as above.
       To minimize the adverse effects of foreign exchange fluctuations on its financial results and to reduce inventory and cost, Sony promotes the localization of material and parts procurement, design, and manufacturing operations outside Japan. During the year, Sony expanded manufacturing operations mainly in North America and Eastern Europe. Overseas activities represented approximately 50% of total manufacturing output in Sony's Electronics business. Sony employs foreign exchange forward contracts and foreign currency option contracts to hedge against foreign exchange risks that arise from the export and import transactions of the Company and its consolidated subsidiaries. In addition, interest rate and currency swap agreements are used in connection with certain foreign currency denominated borrowings and debt.

Impact of the Asian Currency Turmoil and Weak Local Markets

       During the year, Asia accounted for approximately 13% of sales in Sony's Electronics business, while comprising approximately 25% of manufacturing. About 63% of this manufacturing output in Asia was exported for sale outside the region.
       Currency and economic turmoil occurred in Asia during the second half of 1997. The overall impact of this situation was positive for Sony's earnings during the year, mainly due to a decline in costs in Asia, a major manufacturing base for Sony. However the decline in Asian currencies is expected to lead to aggressive price-cutting from competing companies with Asian production bases, making it difficult for Sony to continue to benefit from the cost reductions brought about by weakened Asian currencies.
       Sony's Electronics sales in Asia including China, Australia and New Zealand in the fiscal year ended March 31, 1998 increased by 2% from the prior year. During the year, sales results in Asian countries were mixed. Sony's sales in Thailand were negatively impacted by the currency and economic turmoil. Sony's sales in Hong Kong declined due to poor economic conditions. However, Sony's sales in Indonesia and Malaysia increased, compared with the previous year.

Impact of Sluggish Market Conditions in Brazil

       Sales in Brazil experienced a significant decline mainly due to lower sales of color TVs and audio equipment because of a worsening economic environment and bankruptcies of dealers.

Cost of Sales and Selling, General and Administrative Expenses

       During the year, cost of sales rose by 688.9 billion yen, or 17.5%, to 4,619.0 billion yen, mainly due to higher sales. However, the ratio of cost of sales to consolidated sales improved 0.8 percentage point, to 71.5%. This improvement was attributable to the sales growth, continuous cost reduction efforts, the yen's depreciation against the U.S. dollar and a reduction in manufacturing costs due to falling Asian currencies in the second half of the fiscal year; this ratio was, however, adversely affected by reductions in sales prices due to intense competition worldwide. Research and development expenses charged to cost of sales increased by 35.5 billion yen, or 12.6%, to 318.0 billion yen, mainly due to increases in the semiconductor business, information and communication business, and Game business, but declined by 0.3 percentage point as a percentage of sales, to 4.9%. Research and development expenses for the fiscal year ending March 31, 1999 are expected to exceed those of the year under review, mainly due to higher expenses in business areas such as broadcast-use equipment and digital network related equipment as well as the semiconductor business.
       Selling, general and administrative expenses rose by 191.7 billion yen, or 16.6%, to 1,345.6 billion yen, mainly due to sales growth as well as increases in personnel expenses and advertising costs in the Game business, but improved 0.4 percentage point as a percentage of sales, to 20.8%.
       Figures in the above two paragraphs do not include the Insurance segment revenue and expenses.

Operating Income

       Operating income during the year grew by 149.9 billion yen, or 40.5%, to
520.2 billion yen. Despite an increased operating loss in the Other segment, higher operating income in the Electronics, Music, Pictures, and Insurance segments, and particularly strong results in the Game segment, contributed to overall growth. Sales and operating income in the Game segment reached approximately 10% and 22%, respectively, of Sony's consolidated sales and operating income before elimination of intersegment transactions. As a percentage of sales, operating income improved by 1.2 percentage points, to 7.7%.

Other Income and Expenses

       Other income decreased by 8.7 billion yen, or 9.4%, to 84.0 billion yen, while other expenses remained at 150.4 billion yen about the same as that in the previous fiscal year. The decline in other income is primarily due to a decrease in the foreign exchange gain, net, compared with the previous fiscal year. Foreign exchange gains and losses mainly arise from the difference between the value of foreign currency denominated exports and imports when converted into various currencies using prevailing exchange rates and the value at settlement of these exports and imports. The rates used for settlement are primarily based on foreign exchange forward contracts and foreign currency option contracts that Sony employs to hedge risks from exchange rate fluctuations. Among other income and expenses, interest and dividends increased, mainly because of an increase in cash and time deposits and higher investment returns at overseas subsidiaries. Interest expense decreased, mainly due to lower outstanding debt at overseas subsidiaries. As a result, the balance of interest and dividend income less interest expense improved by 9.9 billion yen to net interest expense of 41.5 billion yen.

Income Before Income Taxes

       Income before income taxes during the year rose by 141.3 billion yen, or 45.2%, to 453.7 billion yen.

Income Taxes

       Income taxes as a percentage of income before income taxes (the effective tax rate) declined 5.0 percentage points, to 47.4%. The decline in the effective tax rate is mainly attributable to a reduction in the loss incurred by subsidiaries for which there was no tax benefit. Due to the reduction of the Japanese statutory income tax rate, effective April 1, 1998, the new statutory tax rate has been used in calculating the future expected tax effects of temporary differences. The effect of the enacted change in tax rate, which resulted in a reduction of income tax expenses, was insignificant (refer to Note 13 of Notes to Consolidated Financial Statements).
       The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries in the U.S. with operating loss carryforwards for tax purposes. Sony believes there is little likelihood that such deferred tax assets will be realized.

Net Income

       Net income increased by 82.6 billion yen, or 59.2%, to 222.1 billion yen. Basic net income per share was 557.7 yen and diluted net income per share was
483.4 yen. Net income represented 3.3% of sales, up 0.8 percentage point, and the return on average stockholders' equity increased 3.0 percentage points, to 13.6%.

Results by Business Segment

       The following discussion is based on segment information (refer to Note 18 of Notes to Consolidated Financial Statements).

Electronics

       During the year, despite weak markets in Brazil and Asia, including China, many successful products and the yen's depreciation helped to increase Electronics sales by 558.5 billion yen, or 13.5% (up approximately 10% on a constant currency basis), to 4,690.1 billion yen. Operating income increased by
75.2 billion yen, or 31.4%, to 314.5 billion yen, and as a percentage of sales improved by 0.9 percentage point to 6.7%. Operating income was aided by the yen's depreciation against the U.S. dollar and the decrease in manufacturing costs due to the decline in the value of Asian currencies as well as sales growth and the benefits of cost cutting. However, late in the fiscal year, the business environment in Electronics became more difficult due to deterioration in the semiconductor business and slowing sales in Southeast Asia. Sales in Japan, where Sony had attained steady growth despite sluggish market conditions, also slowed toward the end of the fiscal year.
       Breaking down Electronics sales to customers by product category, "Audio" products sales grew by 97.8 billion yen, or 9.5%, to 1,127.8 billion yen due to sales expansion of MiniDisc systems. However lower growth in sales of car audio products and a decline in sales of Walkman headphone stereos partially offset growth in this category. Sales also expanded by 54.3 billion yen, or 6.6%, to
870.9 billion yen in the "Video" category, as demand grew for home-use digital camcorders and the Digital Mavica still camera. Although the highly successful Wega series of color TVs in Japan, which incorporate flat-surface cathode ray tubes, contributed to sales in "Televisions", the category overall increased by only 5.0 billion yen, or 0.7%, to 709.0 billion yen, due to sluggishness in Brazil and Asia, including China. Sales in the "Information and communications" category increased by 130.3 billion yen, or 17.0%, to 894.8 billion yen, boosted by the popularity of new VAIO notebook PCs in Japan, and expansion of digital cellular phone sales in Japan, the U.S., and Europe. However, a slowing of computer display sales caused by weakness in PC markets partially offset growth in the category. In the "Electronic components and other" category, sales grew by 159.7 billion yen, or 26.0%, to 774.9 billion yen primarily due to higher sales in electronic components such as optical pickups, more than offsetting declining demand for memory chips.

Game

       The Game business posted extremely strong results due to the popularity of PlayStation game consoles and software worldwide. Sales increased by 303.3 billion yen, or 72.3% (up approximately 64% on a constant currency basis), to
722.6 billion yen. Operating income more than doubled from the previous fiscal year, reaching 116.9 billion yen and rose by 2.6 percentage points, to 16.2% of sales. In addition to strong growth in console sales outside Japan, sales of software, which has a high profit margin, rose as a percentage of sales in the Game business along with the growing number of consoles in use. During the year, worldwide production shipments of PlayStation game consoles increased to 19.37 million units compared with 9.2 million units in the previous fiscal year. As of March 31, 1998, cumulative production shipments to markets worldwide have reached 32.82 million consoles and 236 million software units.

Music

       Sony's Music business continued to post strong results as revenue increased by 102.6 billion yen, or 17.3% (up approximately 11% on a constant currency basis), to 694.7 billion yen. Operating income increased by 8.9 billion yen, or 19.6%, to 54.1 billion yen. As a percentage of sales, operating income improved by 0.2 percentage point, to 7.8%. The Music group performed strongly throughout most territories around the world. Global bestsellers, combined with local artist successes worldwide, contributed to the year's results, more than offsetting lower results from direct marketing operations in the U.S.

Pictures

       Sony's Pictures business recorded strong results. Revenue increased by
204.6 billion yen, or 46.7% (up approximately 35% on a constant currency basis), to 643.2 billion yen. Sales increased significantly over the prior year, benefiting from record motion picture box office revenue and strong sell-through video sales as well as the inclusion of 13 months of activity from March 1, 1997 to March 31, 1998 due to a change in the Pictures group fiscal year. In television operations, the group benefited from continued strong performance from its game shows and daytime programs as well as network and syndication revenue. Operating income was up by 6.6 billion yen, or 22.9% to 35.5 billion yen, but declined 1.1 percentage points, to 5.5% of sales. This was mainly due to the start-up losses on new international television ventures and losses due to the underutilization of its special effects studio.

Insurance

       The expansion of Sony's life insurance business in Japan led to growth in insurance revenue during the year. Insurance revenue increased by 63.1 billion yen, or 27.7%, to 291.1 billion yen. Operating income grew by 1.2 billion yen, or 6.4%, to 20.3 billion yen but declined 1.4 percentage points, to 7.0% of sales. The lower operating margin was primarily due to an increase in amortization of deferred insurance acquisition costs and higher expenses such as benefit payments at Sony Life. Expenses related to the acquisition of new policies and other expenses that fluctuate in relation to such acquisitions are accounted for as deferred insurance acquisition costs and amortized over the premium-paying period of the insurance policies (refer to Notes 2 and 10 of Notes to Consolidated Financial Statements). The amortization of deferred insurance acquisition costs increased by 6.0 billion yen, or 37.7%, to 21.8 billion yen.

       In July 1997, Sony Life received a capital infusion from the Company, increasing its capital by 28.0 billion yen to 50.0 billion yen. This action was taken to ensure the ability to further preserve and enhance Sony Life's soundness and to ensure the ability to adapt to changes in the operating environment caused by Japan's Big Bang of financial deregulation. Furthermore, taking advantage of growing opportunities created by deregulation, Sony is evaluating the benefits of entering property and casualty insurance business in Japan. Focusing on automobile insurance, Sony is aiming to enter this business in the second half of the fiscal year ending March 31, 2000.

Other

       The Other segment consists of various operating activities including customer financing, leasing, broadcasting, networking, and other businesses. Sales in the Other segment grew by 7.9 billion yen, or 3.3%, to 248.2 billion yen and the operating loss increased to 10.3 billion yen from the prior year's operating loss of 1.4 billion yen. This increase in the operating loss was due to higher costs incurred in the start-up of new businesses including location based entertainment businesses, satellite distribution services, and internet-related businesses.

Outlook

       The following outlook is based on current business conditions and management's outlook and on the assumption that the average yen-dollar exchange rate for the remainder of the fiscal year ending March 31, 1999, will be around 135 yen. It is anticipated that any favorable impact on operating income of a depreciation of the yen from this assumption against various currencies in terms of average rates would be very limited, mainly due to severe price competition in the electronics business. While sales are expected to increase, Sony estimates that earnings will be lower and recognizes that recent instability in global financial markets, especially currency and stock markets, caused by Asian currency turmoil since last year followed by the recent currency devaluation in Russia, has been increasing uncertainty regarding Sony's sales and earnings outlook. As for cash flows during the fiscal year ending March 31, 1999, net cash provided by operating activities is anticipated to decrease, due to lower earnings and larger increase of accounts receivable than that of accounts payable resulting from reducing inventory as well as growing sales, while depreciation and amortization is projected to be higher in the fiscal year ending March 31, 1999. Cash used in investing activities is expected to decrease from the previous year mainly through maintaining lower level of capital expenditures and is to be covered by the net cash provided by operating activities.
       In the Electronics segment, while sales in areas such as Brazil, Russia, and Asia are forecast to be sluggish due to no foreseeable improvement in the market conditions in these areas during the period, sales are expected to increase overall, due to sales growth in Japan and Western Europe and the yen's depreciation. However, intense price competition in broadcast- and professional-use equipment, computer displays and cellular phones, as well as a lack of improvement in semiconductor markets, will make it difficult in the fiscal year ending March 31, 1999, to maintain the level of earnings generated in the fiscal year ended March 31, 1998.
       In the Game segment, despite sales growth in the U.S. and Europe as well as the yen's depreciation, lower sales in Japan and an increase in next generation PlayStation-related R&D expenses are forecast to cause a slight profit decline.
       In the Music segment, despite continuing sluggishness in worldwide CD sales, growth outside Japan is expected to continue. While efforts in Japan are underway to develop new and established artists, the operating environment in that market remains challenging.
       In the Pictures segment, while earnings from "Godzilla" are less than expected, contributions from carryover releases, other current year releases, and the television business lead to a projection of relatively flat profit for the fiscal year.
       The insurance segment is expected to post another year of solid growth despite challenges posed by rising competition due to deregulation of financial services in Japan.
       In the Other segment, new business areas such as satellite broadcasting remain in start-up stages and cannot be expected to contribute to profit.
       In this business environment, Sony is continuing to work toward improving its business results by efforts such as strengthening the competitiveness of its products, carefully selecting investments, imposing more rigorous inventory control, and raising the efficiency and effectiveness of operations through enhancement of its supply chain management systems mainly in the Electronics business.

(The fiscal year ended March 31, 1997 compared to the fiscal year ended March 31, 1996)

Sales and Operating Revenue

       During the fiscal year ended March 31, 1997, sales growth across all businesses except the Other segment as well as the yen's depreciation led to a 1,070.6 billion yen, or 23.3%, increase in sales to 5,663.1 billion yen.

Impact of Foreign Exchange Trends

       During the year, overseas (outside Japan) sales accounted for approximately 72% of Sony's consolidated sales. During the year, the yen depreciated approximately 15% against the U.S. dollar, 7% against the German mark, and 16% against the British pound, each in terms of average rates, compared with the previous fiscal year. It is estimated that sales and operating income would have been lower by approximately 520 billion yen and 150 billion yen, respectively, than the reported figures if the average value of the yen had remained the same as in the previous fiscal year. Note that these estimates are obtained by simply applying the yen's average exchange rate in the prior fiscal year to foreign currency denominated sales, cost of sales, and selling, general and administrative expenses of the year under review. Therefore, the estimate does not take into account the effect of foreign exchange fluctuations on prices of products and production and sales costs in each region of the world. Constant currency growth rates discussed in the Results by Business Segment are also calculated as above.

Cost of Sales and Selling, General and Administrative Expenses

       During the year, cost of sales rose by 713.3 billion yen, or 22.2%, to 3,930.1 billion yen, mainly due to higher sales. However, the ratio of cost of sales to consolidated sales improved 1.1 percentage points, to 72.3%. This improvement was mostly attributable to a significant depreciation of the yen. In some cases, this depreciation enabled Sony to lower effective sales prices to preserve and increase its competitive edge, leading to higher sales and market shares. Nevertheless, continuous efforts to cut costs resulted in a decline in the cost of sales ratio. Research and development expenses charged to cost of sales increased by 25.2 billion yen, or 9.8%, to 282.6 billion yen, mainly due to increases in the information and communication business and semiconductor business, but declined by 0.7 percentage point as a percentage of sales, to 5.2%.
       Selling, general and administrative expenses increased 216.0 billion yen, or 23.0%, to 1,153.9 billion yen, mainly due to sales growth as well as increases in personnel expenses and advertising costs in the Electronics business and Game business, but improved 0.2 percentage point as a percentage of sales, to 21.2%.
       Figures in the above two paragraphs do not include the Insurance segment revenue and expenses.

Operating Income

       Operating income during the year increased by 135.0 billion yen, or 57.4%, to 370.3 billion yen. The Game segment began making a substantial contribution to operating income, and operating income was higher in the Electronics, Music, Pictures, and Insurance segments as well. Sales and operating income in the Game segment reached approximately 7% and 15%, respectively, of Sony's consolidated sales and operating income before elimination of intersegment transactions. As a percentage of sales, operating income improved by 1.4 percentage points, to 6.5%.

Other Income and Expenses

       Other income increased by 26.9 billion yen, or 40.9%, to 92.6 billion yen, while other expenses decreased by 12.4 billion yen, or 7.6%, to 150.5 billion yen. These changes are primarily attributable to the foreign exchange gain, net, posted during the year, following a substantial foreign exchange loss, net, in the prior fiscal year. During the year, the exchange rates of the yen at settlement of foreign currency denominated sales were about the same as prevailing exchange rates at the date of the sales. However, yen exchange rates for settlement of imports were higher than prevailing rates at the date of the purchase, resulting in a foreign exchange gain. Among other income and expenses, the balance of interest and dividend income less interest expense resulted in net interest payments of 51.5 billion yen. This is 2.4 billion yen more than in the previous year, mainly because of the yen's depreciation.

Income Before Income Taxes

       Income before income taxes during the year rose by 174.3 billion yen, or 126.1%, to 312.4 billion yen.

Income Taxes

       Income taxes as a percentage of income before income taxes (the effective tax rate) declined 3.5 percentage points, to 52.4%. Both consolidated income before income taxes and loss at subsidiaries, that have no tax benefit because they were in a loss carryforward position, increased this year. Since increase in consolidated income before income taxes was larger than increase in loss at subsidiaries, the effective tax rate declined.

Net Income

       Net income increased by 85.2 billion yen, or 157.1%, to 139.5 billion yen. Basic net income per share was 367.7 yen and diluted net income per share was 309.2 yen. Net income represented 2.5% of sales, up 1.3 percentage points, and the return on average stockholders' equity increased 5.6 percentage points, to 10.6%.

Results by Business Segment

       The following discussion is based on segment information (refer to Note 18 of Notes to Consolidated Financial Statements).

Electronics

       During the year, growth in all product categories and the yen's depreciation lifted Electronics sales by 666.2 billion yen, or 19.2% (up approximately 8% on a constant currency basis), to 4,131.6 billion yen. Operating income increased by 46.0 billion yen, or 23.8%, to 239.3 billion yen, and as a percentage of sales improved by 0.2 percentage point to 5.8%. A higher gross profit due to sales growth, the benefits of cost cutting, and the yen's depreciation were major contributors.
       Breaking down Electronics sales to customers by product category, "Audio" products sales increased by 129.6 billion yen, or 14.4%, to 1,030.0 billion yen because of higher sales of MiniDisc systems and car audio products. Sales rose by 85.5 billion yen, or 11.7%, to 816.6 billion yen in the "Video" category, as demand grew for home-use camcorders. In "Televisions", sales increased in Japan, the U.S. and Europe, but were lower in China and Russia. The result was an increase of 150.1 billion yen, or 27.1%, to 704.1 billion yen. Although sales of CD-ROM drives decreased, sales of computer displays rose worldwide and sales of digital cellular phones were up in Japan, the U.S. and Europe. This caused sales in the "Information and communications" category to increase by 223.8 billion yen, or 41.4%, to 764.5 billion yen. In the "Electronic components and other" category, sales were up by 58.2 billion yen, or 10.4%, to 615.2 billion yen as growth in sales of lithium-ion batteries offset weakness in memory chips and optical pickups.

Game

       Sales in the Game business more than doubled (up approximately 94% on a constant currency basis) to 419.3 billion yen. Operating income was 57.0 billion yen, compared with an operating loss of 8.9 billion yen in the previous fiscal year. Sales growth of game consoles was strong in Japan as well as the U.S. and Europe. There was also a substantial increase in software, which has a high profit margin, as a percentage of sales in the Game business. During the year, worldwide production shipments of PlayStation game consoles were 9.2 million units.

Music

       Strong overseas results raised Music business revenue by 74.2 billion yen, or 14.3% (up approximately 4% on a constant currency basis), to 592.1 billion yen. Operating income grew by 5.1 billion yen, or 12.7%, to 45.2 billion yen. As a percentage of sales, operating income decreased by 0.1 percentage point, to 7.6%. This decrease mainly reflects restructuring steps taken at SMEJ. SMEJ revised its policy for releasing new titles and reduced the number of new releases, causing earnings to fall.

Pictures

       Despite disappointing box office results from certain releases, results in the Pictures business were supported by growth in sell-through video sales, television operations, and licensing agreements involving SPE's filmed entertainment library. As a result, revenue rose by 121.0 billion yen, or 38.1% (up approximately 20% on a constant currency basis), to 438.6 billion yen. Operating income increased by 5.1 billion yen, or 21.2%, to 28.9 billion yen, but decreased by 0.9 percentage point to 6.6% as a percentage of sales.

Insurance

       The expansion of Sony's life insurance business in Japan caused insurance revenue to increase by 21.0 billion yen, or 10.2%, to 227.9 billion yen. Operating income surged 12.0 billion yen, or 168.4%, to 19.1 billion yen and rose 5.0 percentage points, to 8.4% of sales. The improvement in the operating margin mainly reflects a decrease in the addition to liability for future insurance policy benefits in relation to the prior fiscal year when there was a large increase in single premium life insurance policies, which require a greater ratio of liability for future insurance policy benefits.

Other

       Sales in the Other segment decreased by 33.6 billion yen, or 12.3%, to
240.4 billion yen and the operating loss declined to 1.4 billion yen from the prior year's operating loss of 6.1 billion yen. The prior year's loss was mostly caused by the termination of a 16-bit game software business at an U.S. subsidiary.

The Year 2000 Issue

       Until recently, computer programs were generally written using two digits rather than four to define the applicable year. Accordingly, such programs may be unable to distinguish properly between the year 1900 and the year 2000.
       Sony has initiated a comprehensive corporate-wide project to implement a transition into the year 2000 for all internal information systems and Sony products. In October 1997, Sony completed an identification and assessment project in respect of the potential impact of the Year 2000 issue on Sony's products, by May 1998, established a structure to enable it to address this issue around the world. With plans continuing on schedule, Sony expects to complete remediation of the Year 2000 issue for major internal information systems by December 1998, although no assurance can be given of timely completion of this project. Sony is also taking steps intended to ensure that customers around the world will be able to depend on Sony products in and after the year 2000. In the broadcast- and professional-use product field, Sony continues to work with its customers to address the Year 2000 issue, and expects completion by the end of March 1999, although no assurance can be given of timely completion of this project.
       The external cost to modify all internal information systems for compliance with the Year 2000 issue is estimated to be approximately 9.2 billion yen, of which approximately 2.1 billion yen was expensed as incurred by the end of the fiscal year ended March 31, 1998. Additionally, while extremely difficult to estimate precisely, the cost to replace certain internal information systems, including hardware equipment, relating to the Year 2000 issue is estimated to be approximately 13 billion yen. This cost includes other elements such as enhancement of functionality of current systems. The external cost associated with the Year 2000 issue for all Sony products is currently expected to be minimal. Sony expects total external cost of Year 2000 compliance would not have a material adverse effect on consolidated operations and financial results.
       For major software and hardware which comprise Sony's information systems and major non-IT systems such as production equipment which contain microcontrollers, Sony has taken steps to assess the level of risk by acquiring information from external vendors and, where necessary, asking for written reports to confirm the status of compliance measures for the Year 2000 issue. Sony is also addressing the information systems of external vendors by obtaining confirmations from external service suppliers and tests are conducted where necessary. However, given the reliance on the third party information as it relates to their compliance programs and the difficulty of determining potential errors on the part of external service suppliers, no assurance can be given that Sony's information systems or operations will not be affected by mistakes, if any, of third parties or third party failures to complete the Year 2000 project on a timely basis.
       The cost of Sony's Year 2000 project and the date on which Sony believes it will complete the necessary modifications are based on Sony's estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of resources, third party modification plans and other factors. Sony presently believes that the Year 2000 issue will not pose significant operational problems for its internal information systems and products. However, if the anticipated modifications and conversions are not completed on a timely basis, or if the systems of other companies on which Sony's systems and operations rely are not converted on a timely basis, the Year 2000 issue could have an adverse effect on Sony's operations.
       Sony recognizes the importance of readiness for potential worst case scenarios. As a result, Sony is working to identify scenarios requiring contingency plans; however, to date no such plans have been established.

Euro

       The January 1, 1999 scheduled adoption of the Euro will create a single-currency market in much of Europe. For a transition period from January 1, 1999 to January 1, 2002, the existing local currencies are anticipated to remain legal tender as denominations of the Euro.
       In March 1998, Sony completed a project to identify and assess the potential impact of the adoption of the Euro on its operations. Sony is making preparations to handle Euro invoices for transactions with third parties from January 1999. Sony intends to take action in marketing areas as necessary to deal with these ongoing changes. Regarding transactions within the Sony Group, preparations are under way to enable all such transactions to be switched to the Euro from the local currencies of EMU countries in April 1999, although no assurance can be given that such transactions will be switched to the Euro by such time. This will eliminate the need for foreign exchange commissions and hedging expenses. Sony estimates that this will result in an annual cost saving in Europe of approximately 20 million German marks.
       Due to the preparation for adoption of the Euro, Sony will need to conduct a certain number of revisions to its information systems. Such revisions have started and are proceeding on schedule to the anticipated completion date of December 1998 for systems related to transactions with the third parties and March 1999 for systems related to transactions within the Sony Group, respectively. Sony expects the cost of such revisions would not have a material adverse effect on consolidated operations and financial results. However, no assurance can be given that such revisions will be completed on a timely basis.
       No policy change is expected on foreign exchange hedging for trades between Europe and other regions as well as funding in Europe even after the adoption of the Euro.

Item 9A.   Quantitative and Qualitative Disclosures About Market Risk

       The financial instruments including financial assets and liabilities that Sony holds in the normal course of business are continuously exposed to fluctuations in markets, such as currency exchange rates, interest rates, and market prices of investments. In applying a consistent risk management strategy in order to remove adverse effects caused by market fluctuations in the cash flow value of these financial instruments, Sony hedges the market risk of these financial assets and liabilities by using derivative financial instruments which include foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements, and interest rate and currency swap agreements. Sony utilizes foreign exchange forward contracts and foreign currency option contracts primarily to fix the value of cash flow resulting from accounts receivable and payable and future transactions denominated in foreign currencies in relation to the core currencies (Japanese yen, U.S. dollars, and German marks) of Sony's major operating units. Interest rate swap agreements and interest rate and currency swap agreements are used to diversify funding methods and lower funding costs. Sony's basic policy is to use fixed interest rates when procuring funds for investments having a long-term recovery period and variable interest rates for funding requirements of a short-term nature, such as working capital. The above swaps are utilized to enable Sony to choose between fixed and variable interest rates depending on how the funds are to be used, as well as to hedge foreign exchange risks that result when assets denominated in one currency are funded by liabilities denominated in a different currency. Sony uses these derivative financial instruments solely for risk hedging purposes as described above, and no derivative transactions are held or used for trading purposes. In addition, bond option contracts are used as an integral part of short-term investing activities in order to fix the yields from bonds held by Sony Life to certain ranges. Note that among the market risks described above, no specific hedging activities are taken against the price fluctuations of equity securities held by Sony as marketable securities (refer to Notes 2 and 11 of Notes to Consolidated Financial Statements).
       Sony measures the effect of market fluctuations on the value of financial instruments and derivatives by using Value-at-Risk (herein referred to as "VaR") analysis. In order to comply with Item 9A disclosure requirements, Sony uses VaR which measures a potential maximum amount of loss in fair value resulting from adverse market fluctuations, for a selected period of time and at a selected level of confidence. Sony uses the variance/co-variance model in calculation of VaR. The calculation includes financial instruments such as cash and cash equivalents, time deposits, marketable securities, non-lease short- and long-term borrowings and debt, investments and advances and derivatives, held by the Company and consolidated subsidiaries. Sony calculates VaR for one day from the portfolio of financial instruments and derivatives as of March 31, 1998, at a confidence level of 95%.
       Based on this assumption, Sony's consolidated VaR at March 31, 1998 is calculated to be 6.9 billion yen, which indicates the potential maximum loss in fair value resulting from market fluctuations in one day at a 95% confidence level. By item, the VaR of currency exchange rate risk is calculated to be 7.2 billion yen which mainly consists of risks arising from the volatility of the exchange rates between yen and U.S. dollars in which relatively large amount of financial assets and liabilities and derivative transactions is maintained. VaR of interest rate risk and stock price risk are calculated to be 3.4 billion yen and 3.3 billion yen, respectively. The net VaR for Sony's entire portfolio is smaller than the simple aggregate of VaR for each component of market risk. This is due to the fact that market risk factors such as currency exchange rates, interest rates, and stock prices are not completely independent, thus have the effect of offsetting a portion of overall profits and losses.
       The calculated VaR does not include the effect of accounts receivable and payable and anticipated transactions denominated in foreign currencies as of March 31, 1998, that are the object of Sony's derivative hedging. Therefore, the above amount of VaR does not reflect the full effect of the hedging activities related to all of the underlying exposures and Sony expects that the actual risk would be less than the disclosed VaR if those accounts receivable and payable and anticipated transactions are taken into account in the calculation. The disclosed VaR amount simply represents the calculated potential maximum loss on the following day and by no means indicates an estimate of future loss.

COMPLIANCE WITH STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

       Effective for the fiscal year ended March 31, 1998, Sony adopted Statement of Financial Accounting Standards No. 131 (FAS 131). This resulted in the reporting of business results based on new operating segments (refer to Note 18 of Notes to Consolidated Financial Statements). Segment information as well as certain items in the consolidated statements of income in prior fiscal years have been reclassified to conform to the presentation for the fiscal year ended March 31, 1998.
       Sony also adopted FAS 128 during the fiscal year ended March 31, 1998. FAS 128 requires presentation of basic and diluted net income per share on the face of the statements of income (refer to Notes 2 and 3 of Notes to Consolidated Financial Statements). Net income per share amounts in prior fiscal years have been restated to conform with FAS 128.
       In June 1997, the FASB issued FAS 130, "Reporting Comprehensive Income". This standard requires additional disclosures in the financial statements for periods beginning after December 15, 1997, and will have no effect on Sony's financial position or results of operations.
       In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This SOP, which is effective for financial statements for fiscal years beginning after December 15, 1998, provides guidance on accounting for the costs of computer software developed or obtained solely to meet the company's internal needs. Sony adopted the SOP in the first quarter of the year ending March 31, 1999. At this stage, it is not possible to estimate the impact of adoption on Sony's financial statements for the full fiscal year ending March 31,1999, although the effect of this change on the first quarter results was not material.
       In June 1998, the FASB issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities". This standard, which is effective for fiscal years beginning after June 15, 1999, requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. To implement this standard, all hedging relationship must be reassessed. At this stage, it is not possible to estimate the impact of adoption on Sony's financial position or results of operations.

Item 10.   Directors and Statutory Auditors of Registrant

       On June 27, 1997, the Company altered the composition of its Board of Directors and at the same time introduced a new system of executive officers. While the Company has been selecting appropriate and qualified persons mainly from the management of Sony as candidates for directorship, the Company intends to increase the number of outside Directors in order to reinforce the Board's supervisory function on the conduct of business. The number of Directors was reduced so that more active discussion may be conducted among Directors. Under the new system of executive officers, the executive officers appointed by the Board of Directors execute their respective assigned duties upon the delegation of power and authority by the Representative Directors, who have unlimited statutory authority and power to represent and act on behalf of the Company in all respects, and assist the relevant Representative Directors in their respective areas of responsibility. This new system was introduced with a view to strengthening the executive function of officers headed by the Representative Directors who are in charge of business operations in line with the basic policies set by the Board of Directors and under the supervision of the Board of Directors.

       On May 7, 1998, President Nobuyuki Idei became Co-Chief Executive Officer (Co-CEO). In his role as Co-CEO, President Idei shares with Chairman and CEO Norio Ohga the responsibility for overseeing management operations of the Company.

       Set forth below are the names of the Company's Directors and Statutory Auditors as of July 1, 1998.

                                                                       Director or
                                                                    Statutory Auditor
                    Directors and Statutory Auditors                      since
                      ............................                   ...............
      Chairman and Representative Director, Chief Executive
         Officer
               Norio Ohga                                                 1964
      President and Representative Director, Co-Chief Executive
         Officer
               Nobuyuki Idei                                              1989
      Executive Deputy Presidents and Representative Directors
               Minoru Morio        Chief Technology Officer               1988
               Kozo Ohsone         Chief Production Officer               1987
               Yoshiyuki Kaneda  Executive Representative, Western
                                 Japan                                    1986
               Tamotsu Iba         Chief Financial Officer                1992
      Executive Director
               Akiyoshi Kawashima                                         1998
      Directors
               Peter G. Peterson                                          1991
               Kenichi Suematsu                                           1997
      Standing Statutory Auditors
               Nobuo Kanoi                                                1996
               Akihisa Ohnishi                                            1993
               Yoshisuke Mohri                                            1994

Statutory Auditor
         Kazuaki Morita                                                                                       1995

(a) All of the aforementioned persons, with the exception of Mr. Peter G. Peterson, Chairman of The Blackstone Group, Mr. Kenichi Suematsu, Advisor of The Sakura Bank, Limited, and Mr. Kazuaki Morita, Chairman of Morita and Co., are engaged full-time in the affairs of Sony.

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

       The Statutory Auditors of the Company are not required to be and are not certified public accountants. However, at least one of the Statutory Auditors should be a person who has not been a director, general manager or employee of the Company or any of its subsidiaries during the five-year period prior to his election as a Statutory Auditor. The Statutory Auditors may not at the same time be Directors, managers or employees of the Company. Each Statutory Auditor has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration by the Directors of the Company's affairs. They are entitled to participate in meetings of the Board of Directors but are not entitled to vote.

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

Item 11.   Remuneration of Directors and Statutory Auditors

(a) The aggregate amount of remuneration, including bonuses, paid by Sony to all Directors and Statutory Auditors of the Company as a group (April to June 1997; 45 persons, July 1997 to March 1998; 14 persons) who served during the fiscal year ended March 31, 1998, was approximately 1,710 million yen.

(b) The aggregate amount accrued for lump-sum severance indemnities by Sony during the fiscal year for Directors of the Company totaled 123 million yen. (See Note 12 of Notes to Consolidated Financial Statements.)

Item 12.   Options to Purchase Securities from Registrant or Subsidiaries

       As of August 31, 1998, the Company had granted the following outstanding Warrants to purchase shares of Common Stocks to certain Directors and executive officers as part of their compensation.

     Total amount of issue price   Warrant Value   Initial Issue Price     Exercise Period
(a)    .......................     .............     ...............       ..............
                                                       per Share*
                                                        .........
     Number of shares of          110 million yen       5,330 yen       October 1, 1995 to
     Common Stock having an                                             August 31, 1999
     issue price of 1 billion
     yen

     Number of shares of          200 million yen       7,022 yen       October 1, 1996 to
     Common Stock having an                                             August 15, 2000
     issue price of 2 billion
     yen

     Number of shares of          315 million yen      11,788 yen       November 2, 1998
     Common Stock having an                                             to October 12,
     issue price of 3.5 billion                                         2001
     yen

     Number of shares of          640 million yen      12,527 yen       September 1, 1999 to
     Common Stock having an                                             August 16, 2004
     issue price of 4 billion
     yen

      * Subject to antidilution adjustment

(b) As of August 31, 1998, the total amount of Common Stock called for upon exercise of Warrants held by Directors and executive officers is 2.5 billion yen, or 403,171 shares.

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

                            SONY CORPORATION
                             ......................

                                (Registrant)

                             BY /s/ TAMOTSU IBA
                                ............................

                                Tamotsu Iba
                                Executive Deputy President, and C.F.O.

Date  September 14, 1998
     ...........................

                                SONY CORPORATION
                         AND CONSOLIDATED SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 1998

                                SONY CORPORATION
                         AND CONSOLIDATED SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 PAGE
                                                                ------
Report of independent accountants                                F- 2

Consolidated balance sheets at March 31, 1997 and 1998           F- 3

Consolidated statements of income and retained earnings for
the years ended March 31, 1996, 1997 and 1998                    F- 5

Consolidated statements of cash flows for the years ended
March 31, 1996, 1997 and 1998                                    F- 6

Notes to consolidated financial statements                       F- 8

Financial statement schedule
for the years ended March 31, 1996, 1997 and 1998
II -- Valuation and qualifying accounts                          F-46

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

                       Report of Independent Accountants

To the Stockholders and Board of Directors of Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its consolidated subsidiaries at March 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICE WATERHOUSE
------------------------------------
Price Waterhouse
May 7, 1998
Tokyo, Japan

                                SONY CORPORATION
                         AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                   Yen in millions
                                                              --------------------------
                                                                       March 31
                                                              --------------------------
                                                                 1997           1998
                                                              -----------    -----------
Current assets:

  Cash and cash equivalents                                       428,518        423,286
  Time deposits                                                    52,518        107,139
  Marketable securities                                           120,094        169,209
  Notes and accounts receivable, trade                          1,066,314      1,230,799
  Allowance for doubtful accounts and sales returns              (93,732)      (114,911)
  Inventories                                                     869,800        993,927
  Deferred income taxes                                           111,756        121,189
  Prepaid expenses and other current assets                       240,099        336,839
                                                              -----------    -----------
     Total current assets                                       2,795,367      3,267,477
                                                              -----------    -----------
Noncurrent inventories--film                                      242,727        249,066
---------------------------------                             -----------    -----------
Investments and advances:
-----------------------------

  Affiliated companies                                             52,547         65,912
  Securities investments and other                                734,332        784,550
                                                              -----------    -----------
                                                                  786,879        850,462
                                                              -----------    -----------
Property, plant and equipment:
-----------------------------------

  Land                                                            179,011        184,427
  Buildings                                                       818,084        864,324
  Machinery and equipment                                       1,805,851      1,947,454
  Construction in progress                                         72,661         95,799
                                                              -----------    -----------
                                                                2,875,607      3,092,004
  Less--Accumulated depreciation                                1,636,696      1,744,877
                                                              -----------    -----------
                                                                1,238,911      1,347,127
                                                              -----------    -----------
Other assets:
--------------

  Intangibles                                                     112,080        124,817
  Goodwill                                                        161,840        160,491
  Deferred insurance acquisition costs                            148,032        163,120
  Other                                                           194,410        240,483
                                                              -----------    -----------
                                                                  616,362        688,911
                                                              -----------    -----------
                                                                5,680,246      6,403,043
                                                              ===========    ===========

        The accompanying notes are an integral part of these statements.

                                SONY CORPORATION
                         AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                   Yen in millions
                                                              --------------------------
                                                                       March 31
                                                              --------------------------
                                                                 1997           1998
                                                              -----------    -----------
Current liabilities:

  Short-term borrowings                                           117,801        114,617
  Current portion of long-term debt                               210,315         84,794
  Notes and accounts payable, trade                               653,826        768,152
  Accounts payable, other and accrued expenses                    537,726        676,547
  Accrued income and other taxes                                  169,480        157,123
  Other                                                           262,719        315,092
                                                              -----------    -----------
     Total current liabilities                                  1,951,867      2,116,325
                                                              -----------    -----------
Long-term liabilities:

  Long-term debt                                                1,099,765      1,104,420
  Accrued pension and severance costs                             146,289        186,871
  Deferred income taxes                                           173,951        147,116
  Future insurance policy benefits and other                      579,263        713,970
  Other                                                           154,912        193,000
                                                              -----------    -----------
                                                                2,154,180      2,345,377
                                                              -----------    -----------
Minority interest in consolidated subsidiaries                    114,867        125,786
---------------------------------------------------           -----------    -----------
Stockholders' equity:

  Common stock, 50 yen par value--
     Authorized:  1,350,000,000 shares
     Issued: 1997 -- 384,185,043 shares                           332,037
            1998 -- 407,195,271 shares                                           406,196
  Additional paid-in capital                                      474,033        548,422
  Legal reserve                                                    35,831         38,885
  Retained earnings                                               731,470        926,198
  Unrealized gain on securities                                    67,278         45,173
  Minimum pension liability adjustment                                 --        (5,714)
  Cumulative translation adjustment                             (181,221)      (140,725)
  Treasury stock, at cost (1997--11,150 shares,
     1998--246,714 shares)                                           (96)        (2,880)
                                                              -----------    -----------
                                                                1,459,332      1,815,555
                                                              -----------    -----------
Commitments and contingent liabilities
--------------------------------------------
                                                                5,680,246      6,403,043
                                                              ===========    ===========

        The accompanying notes are an integral part of these statements.

                                SONY CORPORATION
                         AND CONSOLIDATED SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                     Yen in millions
                                                        -----------------------------------------
                                                                   Year ended March 31
                                                        -----------------------------------------
                                                           1996           1997           1998
                                                        -----------    -----------    -----------
Sales and operating revenue:
  Net sales                                               4,339,411      5,383,911      6,424,805
  Insurance revenue                                         207,691        227,920        291,061
  Other operating revenue                                    45,463         51,303         39,624
                                                        -----------    -----------    -----------
                                                          4,592,565      5,663,134      6,755,490
                                                        -----------    -----------    -----------
Costs and expenses:
  Cost of sales                                           3,216,806      3,930,107      4,618,961
  Selling, general and administrative                       937,910      1,153,876      1,345,584
  Insurance expenses                                        202,525        208,821        270,735
                                                        -----------    -----------    -----------
                                                          4,357,241      5,292,804      6,235,280
                                                        -----------    -----------    -----------
Operating income                                            235,324        370,330        520,210
                                                        -----------    -----------    -----------
Other income:
  Interest and dividends                                     18,053         19,406         20,976
  Foreign exchange gain, net                                     --         18,085         10,094
  Other                                                      47,702         55,152         52,893
                                                        -----------    -----------    -----------
                                                             65,755         92,643         83,963
                                                        -----------    -----------    -----------
Other expenses:
  Interest                                                   67,095         70,892         62,524
  Foreign exchange loss, net                                 25,580             --             --
  Other                                                      70,245         79,652         87,900
                                                        -----------    -----------    -----------
                                                            162,920        150,544        150,424
                                                        -----------    -----------    -----------
Income before income taxes                                  138,159        312,429        453,749
                                                        -----------    -----------    -----------
Income taxes
  Current                                                    72,088        169,060        210,113
  Deferred                                                    5,070        (5,490)          4,755
                                                        -----------    -----------    -----------
                                                             77,158        163,570        214,868
                                                        -----------    -----------    -----------
Income before minority interest                              61,001        148,859        238,881
Minority interest in consolidated subsidiaries                6,749          9,399         16,813
                                                        -----------    -----------    -----------
Net income                                                   54,252        139,460        222,068
Retained earnings:
  Balance, beginning of year                                585,553        617,343        731,470
  Common stock issue costs, net of tax                          (2)             --             --
  Cash dividends                                           (18,700)       (20,882)       (24,286)
  Transfer to legal reserve                                 (3,760)        (4,451)        (3,054)
                                                        -----------    -----------    -----------
  Balance, end of year                                      617,343        731,470        926,198
                                                        ===========    ===========    ===========

                                                                           Yen
                                                        -----------------------------------------
Per share data:
  Net income - Basic                                          145.1          367.7          557.7
               - Diluted                                      134.0          309.2          483.4
  Cash dividends                                               50.0           55.0           60.0

        The accompanying notes are an integral part of these statements.

                                SONY CORPORATION
                         AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      Yen in millions
                                                           -------------------------------------
                                                                    Year ended March 31
                                                           -------------------------------------
                                                              1996         1997          1998
                                                           ----------    ---------    ----------
Cash flows from operating activities:
  Net income                                                   54,252      139,460       222,068
  Adjustments to reconcile net income to net cash
     provided by operating activities-
     Depreciation and amortization, including
       amortization of deferred insurance acquisition
       costs                                                  227,316      266,532       301,665
     Accrual for pension and severance costs, less
       payments                                                 9,604       19,521        40,367
     Loss on disposal of fixed assets                           9,429       13,411        22,678
     Deferred income taxes                                      5,070      (5,490)         4,755
     Changes in assets and liabilities:
       Increase in notes and accounts receivable            (150,158)     (65,905)     (113,050)
       (Increase) decrease in inventories                    (69,157)       41,825      (96,138)
       Increase in other current assets                      (32,117)      (2,906)      (69,198)
       Increase (decrease) in notes and accounts payable      (4,169)       66,099       109,785
       Increase (decrease) in accrued income and other
          taxes                                               (6,064)       89,887      (28,775)
       Increase in other current liabilities                   54,438       73,786       155,401
       Increase in future insurance policy benefits and
          other                                               174,223      131,947       134,707
       Increase in deferred insurance acquisition costs      (42,798)     (51,067)      (39,553)
     Other                                                      4,308        6,035      (32,362)
                                                           ----------    ---------    ----------
          Net cash provided by operating activities           234,177      723,135       612,350
                                                           ==========    =========    ==========

                         (Continued on following page)

        The accompanying notes are an integral part of these statements.

                                SONY CORPORATION
                         AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     Yen in millions
                                                          --------------------------------------
                                                                   Year ended March 31
                                                          --------------------------------------
                                                             1996          1997          1998
                                                          ----------    ----------    ----------
Cash flows from investing activities:
  Payments for purchases of fixed assets                   (250,157)     (298,187)     (378,053)
  Proceeds from sales of fixed assets                         22,823        14,940        22,413
  Payments for investments and advances                    (490,330)     (450,399)     (463,239)
  Proceeds from sales of investment securities and
     collections of advances                                 313,769       316,787       323,443
  Payments for purchases of marketable securities           (54,964)     (128,929)      (95,163)
  Proceeds from sales of marketable securities               101,913        46,105        46,730
  Increase in time deposits                                 (12,359)      (18,361)      (54,831)
  Other                                                      (1,694)            46            --
                                                          ----------    ----------    ----------
          Net cash used in investing activities            (370,999)     (517,998)     (598,700)
                                                          ----------    ----------    ----------

Cash flows from financing activities:
  Proceeds from issuance of long-term debt                   381,239       171,698       342,101
  Payments of long-term debt                                (87,500)     (209,383)     (332,154)
  Decrease in short-term borrowings                        (145,527)     (192,034)       (2,345)
  Dividends paid                                            (18,772)      (18,657)      (21,582)
  Other                                                        1,037           881       (3,790)
                                                          ----------    ----------    ----------
          Net cash provided by (used in) financing
            activities                                       130,477     (247,495)      (17,770)
                                                          ----------    ----------    ----------

Effect of exchange rate changes on cash and cash
  equivalents                                                (9,871)        11,537       (1,112)
                                                          ----------    ----------    ----------

Net decrease in cash and cash equivalents                   (16,216)      (30,821)       (5,232)
Cash and cash equivalents at beginning of year               475,555       459,339       428,518
                                                          ----------    ----------    ----------
Cash and cash equivalents at end of year                     459,339       428,518       423,286
                                                          ==========    ==========    ==========

        The accompanying notes are an integral part of these statements.

                                SONY CORPORATION
                         AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Nature of operations:

The company is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. The company's principal manufacturing facilities are located in Japan, the United States, Europe, and Asia, and its products are marketed by sales subsidiaries and unaffiliated local distributors throughout the world. The company also develops, produces, manufactures, and markets home-use game consoles and software. The company is engaged in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. The company is also engaged in the development, production, manufacture and marketing of image-based software, including film, video, and television. Further, the company conducts insurance operations principally through a Japanese stock life insurance subsidiary. In addition to the above, the company is engaged in customer financing and leasing business and has begun to participate in new business activities including digital broadcasting, information and communications, and others.

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

Significant accounting policies are as follows:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiary companies. All intercompany transactions and accounts are eliminated. Investments in 20% to 50% owned companies are stated at cost plus equity in undistributed earnings; consolidated net income includes the company's equity in current earnings/losses of such companies, after elimination of unrealized intercompany profits.

On occasion, a subsidiary or affiliated company accounted for by the equity method may issue its shares to third parties as either a public offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than the company's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in income for the year the change in interest transaction occurs.

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

Revenue recognition -

Revenues from electronics, game and music sales are recognized when products are shipped to customers.

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

Marketable securities -

Marketable securities consist of debt and equity securities. Debt securities and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of stockholders' equity, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value by a charge to income for other than temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

Inventories -

Inventories in electronics, game and music are valued at cost, not in excess of market, cost being determined on the "average cost" basis except for the cost of finished products carried by certain subsidiary companies which is determined on the "first-in, first-out" basis.

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

Property, plant and equipment and depreciation -

Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment is computed on the declining-balance method for the parent company and Japanese subsidiaries and on the straight-line method for foreign subsidiary companies at rates based on estimated useful lives of the assets according to general class, type of construction and use. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

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

Future insurance policy benefits -

Future insurance policy benefits are computed based on actuarial assumptions.

Accounting for the impairment of long-lived assets -

The company's long-lived assets, including goodwill and identifiable intangibles, held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset. The fair value of goodwill is determined using a discounted cash flows analysis.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Derivative financial instruments -

Derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements, and interest rate and currency swap agreements, are used in the company's risk management of foreign currency and interest rate risk exposures of its financial assets and liabilities.

     Foreign exchange forward contracts:

     Foreign exchange forward contracts are used to limit exposure to losses, resulting from changes in foreign currency exchange rates, on accounts receivable and payable and anticipated transactions denominated in foreign currencies. Foreign exchange forward contracts which are designated and effective as hedges of such currency exchange rate risk on existing assets and liabilities are marked to market and included as an offset to foreign exchange gains/losses recorded on the existing assets and liabilities. Such contracts on anticipated transactions, including contracts used to hedge intercompany foreign currency commitments which do not qualify as firm commitments, are marked to market with changes in value recognized in foreign exchange gains/losses.

     Foreign currency option contracts:

     The company enters into purchased foreign currency option contracts to limit exposure to losses, resulting from changes in foreign currency exchange rates, on accounts receivable and anticipated transactions denominated in foreign currencies. The company also enters into written foreign currency option contracts, of which the majority are part of range forward contracts corresponding to the purchased foreign currency option contracts. The carrying values of all foreign currency option contracts are marked to market with changes in value recognized in foreign exchange gains/losses.

     Interest rate swap agreements and interest rate and currency swap agreements:

     The company enters into interest rate swap agreements or interest rate and currency swap agreements in order to lower funding costs, to diversify sources of funding and to limit the company's exposure to loss in relation to underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates. The related interest differentials paid or received under the interest rate swap agreements and under the interest rate and currency swap agreements are recognized over the terms of the agreements in interest expense. Currency swap portions of the interest rate and currency swap agreements which are designated and effective as hedges of exposure to losses resulting from changes in foreign currency exchange rates on underlying debt denominated in foreign currency are marked to market and included as an offset to foreign exchange gains/losses on the underlying debt.

After an underlying hedged transaction is settled or ceases to exist, all changes in fair value of related derivatives which have not been settled are recognized in foreign exchange gains/losses.

Net income per share -

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No.128 (FAS 128), "Earnings per Share" (EPS), which replaces the presentation of primary earnings per share with a presentation of basic EPS and also requires dual presentation of basic and diluted EPS with an appropriate reconciliation of both computations. Basic EPS is computed based on the average number of shares of common stock outstanding during each period and diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Net income per share is appropriately adjusted for any free distributions of common stock. FAS 128 was effective for both interim and annual periods ending after December 15, 1997. All prior-period EPS data presented have been restated to conform with FAS 128.

Free distribution of common stock -

On occasion, the company may make a free distribution of common stock which is accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account. Under the Japanese Commercial Code, a stock dividend can be effected by an appropriation of retained earnings to the common stock account by resolution of the general stockholders' meeting, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors' Meeting.

Common stock issue costs -

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.

Recent pronouncements -

     Comprehensive income:

     In June 1997, the FASB issued FAS 130, "Reporting Comprehensive Income". This standard requires additional disclosures in the financial statements for periods beginning after December 15, 1997, and will have no effect on the company's financial position or results of operations.

     Internal-use software:

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This SOP, which is effective for financial statements for fiscal years beginning after December 15, 1998, provides guidance on accounting for the costs of computer software developed or obtained solely to meet the company's internal needs. The company intends early adoption of the SOP in the first quarter of the year ending March 31, 1999. At this stage, it is not possible to estimate the impact of adoption on the company's financial statements for the year ending March 31, 1999.

     Derivative instruments and hedging activities (unaudited):

     In June 1998, the FASB issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities". This standard, which is effective for fiscal years beginning after June 15, 1999, requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. To implement this standard, all hedging relationship must be reassessed. At this stage, it is not possible to estimate the impact of adoption on the company's financial position or results of operations.

Reclassifications -

Certain reclassifications of the financial statements and related footnote amounts in the years ended March 31, 1996 and 1997 have been made to conform to the presentation in the year ended March 31, 1998.

3. Reconciliation of the differences between basic and diluted net income per share (EPS):

Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 1996, 1997 and 1998 is as follows:

                                                      Yen in       Thousands
                                                     millions      of shares       Yen
                                                     ---------    -----------    -------
                                                                   Weighted-
                                                                    average
                                                      Income        shares         EPS
                                                     ---------    -----------    -------
For the year ended March 31, 1996
  Basic EPS
     Net income available to common stockholders        54,252       373,999       145.1
                                                     ---------     ---------     -------
  Effect of Dilutive Securities
     Warrants                                                             15
     Convertible bonds                                   2,305        47,976
                                                     ---------     ---------
  Diluted EPS
     Net income for computation                         56,557       421,990       134.0
                                                     =========     =========     =======
For the year ended March 31, 1997
  Basic EPS
     Net income available to common stockholders       139,460       379,230       367.7
                                                     ---------     ---------     -------
  Effect of Dilutive Securities
     Warrants                                                             69
     Convertible bonds                                   2,455        79,729
                                                     ---------     ---------
  Diluted EPS
     Net income for computation                        141,915       459,028       309.2
                                                     =========     =========     =======
For the year ended March 31, 1998
  Basic EPS
     Net income available to common stockholders       222,068       398,181       557.7
                                                     ---------     ---------     -------
  Effect of Dilutive Securities
     Warrants                                                             51
     Convertible bonds                                   2,271        65,890
                                                     ---------     ---------
  Diluted EPS
     Net income for computation                        224,339       464,122       483.4
                                                     =========     =========     =======

4.  Accumulated amortization of intangibles and goodwill:

Accumulated amortization of intangibles and goodwill amounted to 188,943 million yen and 218,225 million yen at March 31, 1997 and 1998, respectively.

5.  Cash flow information:

Cash payments during the year -

Cash payments for income taxes were 88,565 million yen, 87,723 million yen and 239,054 million yen for the years ended March 31, 1996, 1997 and 1998, respectively; in these respective years, cash payments for interest were 69,882 million yen, 68,004 million yen and 64,102 million yen.

Noncash investing and financing activities -

Capital lease obligations of 9,563 million yen, 4,824 million yen and 4,406 million yen were incurred during the years ended March 31, 1996, 1997 and 1998, respectively.

Conversions of convertible debt into common stock and additional paid-in capital were 680 million yen, 63,578 million yen and 146,512 million yen for the years ended March 31, 1996, 1997 and 1998, respectively.

6.  Inventories:

Inventories comprise the following:

                                                         Yen in millions
                                                      ----------------------
                                                             March 31
                                                      ----------------------
                                                        1997         1998
                                                      ---------    ---------
Current:
  Finished products                                     527,418      630,613
  Work in process                                       119,406      110,035
  Raw materials, purchased components and supplies      127,366      134,392
  Film -- released                                       73,767      104,585
        -- in process                                    21,843       14,302
                                                      ---------    ---------
                                                        869,800      993,927
                                                      =========    =========
Noncurrent:
  Film -- released                                      143,003      172,515
        -- in process                                    99,724       76,551
                                                      ---------    ---------
                                                        242,727      249,066
                                                      =========    =========

7.  Account balances and transactions with
      affiliated companies:

Account balances and transactions with affiliated companies are presented below:

                                                   Yen in millions
                                                 -------------------
                                                      March 31
                                                 -------------------
                                                   1997       1998
                                                 --------    -------
Accounts receivable, trade                         13,232      9,425
                                                 ========    =======
Accounts payable, trade                                89        945
                                                 ========    =======

                                                        Yen in millions
                                               ---------------------------------
                                                      Year ended March 31
                                               ---------------------------------
                                                 1996         1997        1998
                                               ---------    --------    --------
Sales                                            123,623      96,183      27,419
                                               =========    ========    ========
Purchases                                          2,647         733       3,199
                                               =========    ========    ========

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 1996, 1997 and 1998 were 6,639 million yen, 3,071 million yen and 1,074 million yen, respectively.

8.  Marketable securities and securities investments:

Marketable securities and securities investments and other include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost pertaining to available-for-sale securities are as follows:

                                                                   Yen in millions
                       -------------------------------------------------------------------------------------------------------
                                         March 31, 1997                                       March 31, 1998
                       --------------------------------------------------   --------------------------------------------------
                                     Gross          Gross                                  Gross          Gross
                                   unrealized     unrealized      Fair                   unrealized     unrealized      Fair
                         Cost        gains          losses        value       Cost         gains          losses       value
                       --------   ------------   ------------   ---------   ---------   ------------   ------------   --------
Available-for-sale
  Debt securities       531,968       22,001         1,338        552,631     613,905       27,146         2,135       638,916
  Equity securities      49,512      124,682         2,364        171,830      60,049       65,486         4,220       121,315
                       --------     --------       -------      ---------   ---------     --------       -------      --------
      Total             581,480      146,683         3,702        724,461     673,954       92,632         6,355       760,231
                       ========     ========       =======      =========   =========     ========       =======      ========

Marketable securities and securities investments and other as of March 31, 1997 and 1998 include short-term investments in money market funds and long-term advances to third parties of 65,776 million yen and 131,662 million yen, respectively.

At March 31, 1998, debt securities mainly consist of Japanese government and municipal bonds and corporate debt securities due within 1 to 15 years.

During the years ended March 31, 1996, 1997 and 1998, the net unrealized gains on available-for-sale securities included in the separate component of stockholders' equity, net of applicable taxes, increased by 16,361 million yen, decreased by 14,055 million yen and decreased by 22,105 million yen, respectively.

Proceeds from sales of available-for-sale securities were 397,774 million yen, 347,790 million yen and 359,815 million yen for the years ended March 31, 1996, 1997 and 1998, respectively. On those sales, gross realized gains computed on the average cost basis were 14,605 million yen, 19,174 million yen and 18,028 million yen and gross realized losses were 7,734 million yen, 9,877 million yen and 13,793 million yen, respectively.

The net change in unrealized gain or loss on trading securities that has been included in earnings during the years ended March 31, 1996, 1997 and 1998 was insignificant.

In the ordinary course of business, the company maintains long-term investment securities, included in securities investments and other, issued by a number of nonpublic companies. The aggregate carrying amounts of the investments in nonpublic companies were 62,346 million yen and 60,527 million yen at March 31, 1997 and 1998, respectively. The corresponding fair values at those dates were not computed as such estimation was not readily determinable.

9.  Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 1998 comprise the following:

                                                              Yen in
                                                             millions
                                                             --------
Loans, principally from banks, with interest ranging from
  0.77% to 12.00% per annum                                  112,636
Commercial paper with interest of 6.15% per annum              1,981
                                                             -------
                                                             114,617
                                                             =======

As at March 31, 1998, the company had unused lines of credit amounting to 1,310,206 million yen of which 404,529 million yen related to commercial paper programs and 151,987 million yen related to medium term notes. Under these programs, the company is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

Long-term debt at March 31, 1998 comprises the following:

                                                                  Yen in
                                                                 millions
                                                                -----------
Unsecured loans, representing obligations principally to
  banks, due 1998 to 2017 with interest ranging from 1.0% to
  9.25% per annum                                                    83,158
Secured loans, representing obligations principally to
  banks, due 1999 to 2003 with interest ranging from 3.0% to
  10.13% per annum                                                    4,148
Medium-term notes of consolidated subsidiaries due 1998 to
  2006 with interest ranging from 3.41% to 8.04% per annum          231,419
Unsecured 2.0% convertible bonds due 2000, convertible
  currently at 4,159.9 yen for one common share, redeemable
  before due date                                                       342
Unsecured 0.15% convertible bonds due 2001, convertible
  currently at 6,519 yen for one common share, redeemable
  before due date                                                   105,882
Unsecured 1.5% convertible bonds due 2002, convertible
  currently at 4,387.9 yen for one common share, redeemable
  before due date                                                       772
Unsecured 1.4% convertible bonds due 2003, convertible
  currently at 5,415.5 yen for one common share, redeemable
  before due date                                                    17,428
Unsecured 1.4% convertible bonds due 2005, convertible
  currently at 7,990.9 yen for one common share, redeemable
  before due date                                                   297,772
Unsecured 0.1% bonds, due 1999 with detachable warrants               1,000
Unsecured 0.1% bonds, due 2000 with detachable warrants               2,000
Unsecured 0.1% bonds, due 2001 with detachable warrants               3,500
Unsecured 6.875% bonds due 2000, net of unamortized premium          50,149
Unsecured 4.4% bonds due 2001                                        80,000
Unsecured 6.125% notes due 2003, net of unamortized discount        193,022
Unsecured 1.95% bonds of a consolidated subsidiary, due 1998         15,000
Unsecured 2.55% notes of a consolidated subsidiary, due 2000          5,000
Unsecured 5.01% notes of a consolidated subsidiary, due 2000         25,362
Unsecured 2.0% bonds of a consolidated subsidiary, due 2001          15,000
Unsecured 2.5% bonds of a consolidated subsidiary, due 2003          15,000
Unsecured fixed coupon notes linked to the Yen/U.S. dollar
  rate of a consolidated subsidiary, due 2001                           859
Secured 3.8% bonds of a consolidated subsidiary, due 2001,
  redeemable before due date                                          3,000
Long-term capital lease obligations, 1.15% to 16.28% per
  annum, due 1998 to 2006                                            26,863
Guarantee deposits received                                          12,538
                                                                -----------
                                                                  1,189,214
Less -- Portion due within one year                                  84,794
                                                                -----------
                                                                  1,104,420
                                                                ===========

On September 1, 1995, the company issued 1 billion yen of 0.1% bonds, with detachable 500 warrants. One warrant, which became exercisable from October 1, 1995, entitles the holder to subscribe 2 million yen for shares of common stock of the company at 5,330 yen per share (subject to adjustment in certain circumstances). Upon issuance of the bonds, the company bought all of these warrants and distributed such instruments at fair market value to the directors of the company as a part of their directors' remuneration. At March 31, 1998, 41 warrants were outstanding and will expire on August 31, 1999.

On August 16, 1996, the company issued 2 billion yen of 0.1% bonds, with detachable 1,000 warrants. One warrant, which became exercisable from October 1, 1996, entitles the holder to subscribe 2 million yen for shares of common stock of the company at 7,022 yen per share (subject to adjustment in certain circumstances). Upon issuance of the bonds, the company bought all of these warrants and distributed such instruments at fair market value to the directors and selected employees of the company as a part of their remuneration or salary. At March 31, 1998, 262 warrants were outstanding and will expire on August 15, 2000.

On October 13, 1997, the company issued 3.5 billion yen of 0.1% bonds, with detachable 1,750 warrants. One warrant, which will be exercisable from November 2, 1998, entitles the holder to subscribe 2 million yen for shares of common stock of the company at 11,788 yen per share (subject to adjustment in certain circumstances). Upon issuance of the bonds, the company bought all of these warrants and distributed such instruments at fair market value to the directors and selected employees of the company as a part of their remuneration or salary. At March 31, 1998, all warrants were outstanding and will expire on October 12, 2001.

On March 4, 1998, the company issued unsecured 1.5 billion U.S. dollar Notes due 2003 denominated in U.S. dollars with an interest rate of 6.125%. The Notes are redeemable before the due date.

At March 31, 1998, 57,369 thousand shares of common stock would be issued upon conversion or exercise of all convertible debentures and warrants outstanding.

At March 31, 1998, property, plant and equipment with a book value of 5,191 million yen is mortgaged as security for loans and bonds issued by consolidated subsidiaries.

Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

 Year ending
  March 31      Yen in millions
 -----------    ---------------
    1999             84,794
    2000            101,053
    2001            245,517
    2002            154,486
    2003            224,114

The basic agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantors will be furnished upon the banks' request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

10.  Insurance-related operations:

The company's stock life insurance subsidiary maintains accounting records as noted in Note 2 in accordance with the accounting principles and practices prescribed by the Japanese Ministry of Finance (the "MOF"), which vary in some respects from U.S. GAAP. Those differences are mainly: that insurance acquisition costs are deferred and amortized generally over the premium-paying period of the insurance policies, that future policy benefits calculated locally under the authorization of the MOF are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions and that deferred income taxes are not recognized under local accounting practices. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect such items in accordance with U.S. GAAP.

The amounts of statutory net equity of the subsidiary as of March 31, 1997 and 1998 were 12,625 million yen and 40,625 million yen, respectively.

Deferred insurance acquisition costs -

Insurance acquisition costs to be deferred, such as commission expenses, medical examination and inspection report fees, etc., vary with and are primarily related to acquiring new insurance policies and are amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. Amortization charged to income for the years ended March 31, 1996, 1997 and 1998 amounted to 9,694 million yen, 15,855 million yen and 21,838 million yen, respectively.

Future insurance policy benefits -

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 2.75% to 6.25%, generally graded down after 10 to 20 years. Mortality, morbidity and withdrawal assumptions for all policies are based on either the life insurance subsidiary's own experience or various actuarial tables. At March 31, 1997 and 1998, future insurance policy benefits amounted to 528,204 million yen and 673,473 million yen, respectively.

11.  Financial instruments:

The company has certain financial instruments including financial assets and liabilities and off-balance-sheet financial instruments incurred in the normal course of business. In applying a consistent risk management strategy, the company manages the exposure to market rate movements of its financial assets and liabilities through the use of derivative financial instruments which include foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements and interest rate and currency swap agreements designated as hedges. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, German marks and other currencies of major countries. Although the company may be exposed to losses in the event of nonperformance by counterparties or interest and currency rate movements, it does not anticipate significant losses due to the nature of its counterparties or the hedging arrangements.

Following are explanatory notes regarding the financial assets and liabilities and off-balance-sheet financial instruments.

Cash and cash equivalents, time deposits and notes and accounts receivable, trade -

In the normal course of business, substantially all cash and cash equivalents, time deposits and notes and accounts receivable, trade, are highly liquid and are carried at amounts which approximate fair value.

Notes and accounts payable, trade -

In the normal course of business, substantially all notes and accounts payable, trade, are to be paid currently and their carrying amounts approximate fair value.

Short-term borrowings and long-term debt -

The fair values of short-term borrowings and total long-term debt, including the current portion, were estimated based on the discounted amounts of future cash flows using the company's current incremental borrowing rates for similar liabilities.

Derivative financial instruments -

The company utilizes foreign exchange forward contracts and foreign currency option contracts primarily to fix the cash flow value resulting from accounts receivable and payable and future transactions denominated in foreign currencies in relation to the core currencies (Japanese yen, U.S. dollars, and German marks) of the company's major operating units. Foreign exchange forward contracts, the majority of which mature within three months, are used to hedge this risk which is substantially associated with accounts receivable and payable and anticipated transactions denominated in foreign currencies. The contracted amounts outstanding at March 31, 1997 and 1998 were 756,294 million yen and 733,020 million yen, respectively. The fair values of these contracts were estimated based on market quotations.

The company has entered into interest rate swap agreements and interest rate and currency swap agreements which mature from 1998 to 2006 to reduce its exposure to losses resulting from adverse fluctuations in interest rates or foreign currency exchange rates on underlying debt instruments. At March 31, 1997 and 1998, the aggregate notional principal amounts of the interest rate swap agreements were 176,705 million yen and 91,235 million yen, respectively, and those of the interest rate and currency swap agreements were 300,269 million yen and 430,297 million yen, respectively. The fair values of such agreements were estimated based on the discounted amounts of net future cash flows.

The company has entered into purchased foreign currency option contracts in the notional amounts of 196,990 million yen and 233,184 million yen at March 31, 1997 and 1998, respectively. The majority of these contracts expire within three months of the balance sheet dates. The company has also entered into written foreign currency option contracts in the notional amounts of 185,621 million yen and 279,406 million yen at March 31, 1997 and 1998, respectively. The majority of these contracts are part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts described above. The fair values of such foreign currency options were estimated based on values quoted by brokers.

A consolidated insurance subsidiary has entered into written government bond option contracts as an integral part of short-term investing activities in order to fix the yields from bonds on hand to certain ranges. All of these contracts expire within two months of the balance sheet date and their notional principal amounts were 204,945 million yen and 181,509 million yen at March 31, 1997 and 1998, respectively. For accounting purposes, those transactions do not qualify for hedge accounting. Accordingly, those written bond option contracts were marked to market. The fair values of such written bond option contracts were estimated based on market quotations.

The estimated fair values of the company's financial instruments excluding debt and equity securities, both on and off the balance sheets, are summarized as follows:

                                                                   Yen in millions
                                                              --------------------------
                                                               Carrying       Estimated
                                                                amount       fair value
                                                              -----------    -----------
At March 31, 1997
---------------------

  Cash and cash equivalents                                       428,518        428,518
  Time deposits                                                    52,518         52,518
  Notes and accounts receivable, trade                          1,066,314      1,066,314
  Short-term borrowings                                         (117,801)      (117,801)
  Notes and accounts payable, trade                             (653,826)      (653,826)
  Long-term debt including the current portion                (1,310,080)    (1,248,046)
  Forward exchange contracts                                          997          2,464
  Interest rate and currency swap agreements                           --       (27,740)
  Option contracts purchased                                          724            724
  Option contracts written                                        (1,035)        (1,035)
  Bond option contracts written                                   (1,026)        (1,026)

At March 31, 1998
---------------------

  Cash and cash equivalents                                       423,286        423,286
  Time deposits                                                   107,139        107,139
  Notes and accounts receivable, trade                          1,230,799      1,230,799
  Short-term borrowings                                         (114,617)      (114,617)
  Notes and accounts payable, trade                             (768,152)      (768,152)
  Long-term debt including the current portion                (1,189,214)    (1,191,367)
  Forward exchange contracts                                        (471)        (1,682)
  Interest rate and currency swap agreements                           --       (24,757)
  Option contracts purchased                                        2,461          2,461
  Option contracts written                                        (2,548)        (2,548)
  Bond option contracts written                                     (909)          (909)

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

Net pension and severance costs and the related pension plans' funded status including the employees' contributory portion and rate assumptions are shown below:

Japanese plans:

                                                                      Yen in millions
                                                            ------------------------------------
                                                                    Year ended March 31
                                                            ------------------------------------
                                                              1996          1997         1998
                                                            ---------    ----------    ---------
Net pension and severance cost (credit):
  Service cost -- benefits earned during the year              29,276        32,772       39,436
  Interest cost on projected benefit obligation                11,090        11,959       13,303
  Actual return on plan assets                                (9,545)      (14,373)      (7,843)
  Net amortization and deferral                                 7,245        14,053        7,037
                                                            ---------    ----------    ---------
Actuarial net pension and severance cost for the year          38,066        44,411       51,933
Employee contributions                                        (4,098)       (4,073)      (4,118)
                                                            ---------    ----------    ---------
Net pension and severance cost for the year                    33,968        40,338       47,815
                                                            =========    ==========    =========

Foreign plans:

                                                                Yen in millions
                                                        --------------------------------
                                                              Year ended March 31
                                                        --------------------------------
                                                          1996        1997        1998
                                                        --------    --------    --------
Net pension and severance cost (credit):
  Service cost -- benefits earned during the year         10,790      15,988      15,625
  Interest cost on projected benefit obligation            3,197       4,108       4,911
  Actual return on plan assets                           (4,122)     (3,897)     (6,149)
  Net amortization and deferral                            1,860         870       2,365
                                                        --------    --------    --------
Net pension and severance cost for the year               11,725      17,069      16,752
                                                        ========    ========    ========

Pension plans' funded status:

                                                        Japanese plans            Foreign plans
                                                     ---------------------   ------------------------
                                                        Yen in millions          Yen in millions
                                                     ---------------------   ------------------------
                                                           March 31                  March 31
                                                     ---------------------   ------------------------
                                                       1997        1998         1997          1998
                                                     ---------   ---------   -----------   ----------
Actuarial present value of obligations -
  Vested benefit                                       268,719     327,802        50,325       57,119
  Nonvested benefit                                     53,311      61,508         4,060        5,850
                                                     ---------   ---------   -----------   ----------
Accumulated benefit obligation                         322,030     389,310        54,385       62,969
Additional benefits related to projected salary
  increase                                              71,418      86,758        20,288       22,190
                                                     ---------   ---------   -----------   ----------
Projected benefit obligation                           393,448     476,068        74,673       85,159
Plan assets at fair value                              204,491     236,966        43,837       54,597
                                                     ---------   ---------   -----------   ----------
Excess of projected benefit obligation over plan
  assets                                               188,957     239,102        30,836       30,562
Unrecognized net loss                                 (59,740)    (91,343)       (4,805)      (4,617)
Unrecognized net transition asset                        3,104       2,729         1,453          492
Unrecognized prior service cost                       (12,807)    (12,496)            --        2,651
Adjustment required to recognize minimum pension
  liability                                                 --      20,692            --           --
                                                     ---------   ---------   -----------   ----------
Net pension liability recognized in the balance
  sheet                                                119,514     158,684        27,484       29,088
                                                     =========   =========   ===========   ==========
Assumptions used in developing the pension
  obligation as of March 31:
  Discount rate                                           3.5%        3.0%    6.5 - 9.0%   6.5 - 8.0%
  Long-term rate of salary increase                       3.0%        3.0%    2.5 - 8.5%   2.5 - 8.5%
  Long-term rate of return on funded assets               3.7%        4.0%   7.0 - 10.0%   6.5 - 9.8%

As required under FAS 87 "Employers' Accounting for Pensions", the assumptions are reviewed in accordance with changes in circumstances. Such changes in assumptions are the primary reason for the fluctuation in the projected benefit obligation and unrecognized net gains and losses.

Under FAS 87, the company has recorded a pension liability to cover the amount of the projected benefit obligation in excess of plan assets, considering unrealized items and the minimum pension liability. The minimum pension liability which the company has recognized represents the excess of accumulated benefits over plan assets and accrued pension cost. A corresponding amount was recognized as an intangible asset to the extent of unrecognized prior service cost, and the balance was recorded as a separate reduction of stockholders' equity, net of tax.

The plan assets are invested primarily in interest bearing securities and listed equity securities.

13.  Income taxes:

Income before income taxes and income tax expense comprise the following:

                                                                  Yen in millions
                                                         ---------------------------------
                                                                Year ended March 31
                                                         ---------------------------------
                                                           1996        1997        1998
                                                         ---------   ---------   ---------
Income before income taxes:
  Parent company and domestic subsidiaries                  78,154     226,847     293,520
  Foreign subsidiaries                                      60,005      85,582     160,229
                                                         ---------   ---------   ---------
                                                           138,159     312,429     453,749
                                                         =========   =========   =========
Income taxes -- Current:
  Parent company and domestic subsidiaries                  40,488     125,028     145,890
  Foreign subsidiaries*                                     31,600      44,032      64,223
                                                         ---------   ---------   ---------
                                                            72,088     169,060     210,113
                                                         =========   =========   =========
Income taxes -- Deferred:
  Parent company and domestic subsidiaries                   6,543     (6,543)       7,221
  Foreign subsidiaries*                                    (1,473)       1,053     (2,466)
                                                         ---------   ---------   ---------
                                                             5,070     (5,490)       4,755
                                                         =========   =========   =========

---------------
     * Includes taxes provided on undistributed earnings of foreign subsidiaries.

The company is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 51%. Due to a change in Japanese income tax regulations, effective April 1, 1998, the statutory rate was reduced to approximately 48% and such amount has been used in calculating the future expected tax effects of temporary differences. The effect of the enacted change in the tax rate was insignificant.

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

                                                               Year ended March 31
                                                          -----------------------------
                                                           1996       1997       1998
                                                          -------    -------    -------
Statutory tax rate                                          51.0%      51.0%      51.0%
Increase (reduction) in taxes resulting from:
  Income tax credit                                         (2.8)      (2.8)      (2.4)
  Current operating losses of subsidiaries                    7.9        5.2        1.9
  Other                                                     (0.2)      (1.0)      (3.1)
                                                          -------    -------    -------
Effective income tax rate                                   55.9%      52.4%      47.4%
                                                          =======    =======    =======

The significant components of deferred tax assets and liabilities are as follows:

                                                             Yen in millions
                                                          ----------------------
                                                                 March 31
                                                          ----------------------
                                                            1997         1998
                                                          ---------    ---------
Deferred tax assets:
  Operating loss carryforwards for tax purposes              75,536       79,761
  Accrued pension and severance costs                        45,418       54,487
  Warranty reserve and accrued expenses                      46,187       52,445
  Inventory -- intercompany profits and write-down           44,416       38,915
  Future insurance policy benefits                           34,580       38,686
  Accrued enterprise taxes                                   12,952       18,276
  Other accrued employees' compensation                      14,465       12,336
  Other                                                      74,173       77,232
                                                          ---------    ---------
     Gross deferred tax assets                              347,727      372,138
     Less: Valuation allowance                            (122,258)    (125,908)
                                                          ---------    ---------
     Total deferred tax assets                              225,469      246,230
                                                          ---------    ---------
Deferred tax liabilities:
  Undistributed earnings of foreign subsidiaries           (68,928)     (77,833)
  Insurance acquisition costs                              (67,004)     (67,858)
  Unrealized gain on securities                            (72,741)     (41,185)
  Depreciation                                             (17,041)     (13,264)
  Other                                                    (39,133)     (45,773)
                                                          ---------    ---------
     Gross deferred tax liabilities                       (264,847)    (245,913)
                                                          ---------    ---------
     Net deferred tax assets (liabilities)                 (39,378)          317
                                                          =========    =========

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the years ended March 31, 1996, 1997 and 1998 were increases of 28,174 million yen, 3,902 million yen and 3,650 million yen, respectively.

Net deferred tax assets (liabilities) are included in the consolidated balance sheets as follows:

                                                           Yen in millions
                                                      --------------------------
                                                               March 31
                                                      --------------------------
                                                         1997           1998
                                                      -----------    -----------
Current assets -- Deferred income taxes                   111,756        121,189
Other assets -- Other                                      27,158         30,523
Current liabilities -- Other                              (4,341)        (4,279)
Long-term liabilities -- Deferred income taxes          (173,951)      (147,116)
                                                      -----------    -----------
          Net deferred tax assets (liabilities)          (39,378)            317
                                                      ===========    ===========

At March 31, 1998, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling 295,778 million yen, and on the gain on a subsidiary's sale of stock of 61,544 million yen arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as the company does not anticipate any significant tax consequences on possible future disposition of its remaining investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 1998 for such temporary differences amounted to 109,827 million yen.

Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 1998 amounted to approximately 235,319 million yen and are available as an offset against future taxable income of such subsidiaries. These carryforwards expire at various dates primarily up to 15 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

14.  Stockholders' equity:

Changes in each caption of stockholders' equity, except for retained earnings, have resulted from the following:

                                                                   Yen in millions
                                                         -----------------------------------
                                                                 Year ended March 31
                                                         -----------------------------------
                                                           1996         1997         1998
                                                         ---------    ---------    ---------
Common stock:
  Balance at beginning of year                             299,589      299,885      332,037
  Exercise of stock purchase warrants                           --          336          861
  Conversion of convertible debt                               296       31,816       73,298
                                                         ---------    ---------    ---------

  Balance at end of year                                   299,885      332,037      406,196
                                                         =========    =========    =========

Additional paid-in capital:
  Balance at beginning of year                             441,241      441,735      474,033
  Exercise of stock purchase warrants                           --          336          860
  Conversion of convertible debt                               384       31,762       73,214
  Common stock warrants                                        110          200          315
                                                         ---------    ---------    ---------

  Balance at end of year                                   441,735      474,033      548,422
                                                         =========    =========    =========

Legal reserve:
  Balance at beginning of year                              27,620       31,380       35,831
  Transfer from retained earnings                            3,760        4,451        3,054
                                                         ---------    ---------    ---------

  Balance at end of year                                    31,380       35,831       38,885
                                                         =========    =========    =========

Unrealized gain on securities:
  Balance at beginning of year                              64,972       81,333       67,278
  Net charge during the year                                16,361     (14,055)     (22,105)
                                                         ---------    ---------    ---------

  Balance at end of year                                    81,333       67,278       45,173
                                                         =========    =========    =========

Minimum pension liability adjustment:
  Balance at beginning of year                                  --           --           --
  Valuation adjustment, net of related income taxes             --           --      (5,714)
                                                         ---------    ---------    ---------

  Balance at end of year                                        --           --      (5,714)
                                                         =========    =========    =========

Cumulative translation adjustment:
  Balance at beginning of year                           (411,167)    (302,503)    (181,221)
  Aggregate translation adjustment for the year            114,461      127,705       35,985
  Income taxes for the year allocated to translation
     adjustment                                            (5,797)      (6,423)        4,511
                                                         ---------    ---------    ---------

  Balance at end of year                                 (302,503)    (181,221)    (140,725)
                                                         =========    =========    =========

                                                                   Yen in millions
                                                         -----------------------------------
                                                                 Year ended March 31
                                                         -----------------------------------
                                                           1996         1997         1998
                                                         ---------    ---------    ---------
Treasury stock, at cost:
  Balance at beginning of year                                 (6)         (26)         (96)
  Purchase of treasury stock                                 (955)      (3,156)      (7,948)
  Reissuance of treasury stock                                 935        3,086        5,164
                                                         ---------    ---------    ---------

  Balance at end of year                                      (26)         (96)      (2,880)
                                                         =========    =========    =========

                                                             Number of shares
                                              -----------------------------------------------
                                                            Year ended March 31
                                              -----------------------------------------------
                                                  1996             1997             1998
                                              -------------    -------------    -------------
Common stock:
  Balance at beginning of year                  373,911,490      374,067,706      384,185,043
  Exercise of stock purchase warrants                    --          117,838          264,562
  Conversion of convertible debt                    156,216        9,999,499       22,745,666
                                              -------------    -------------    -------------
  Balance at end of year                        374,067,706      384,185,043      407,195,271
                                              =============    =============    =============

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

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the parent company and its Japanese subsidiaries be appropriated as a legal reserve. The amounts of statutory retained earnings of the parent company available for the payments of dividends to stockholders as of March 31, 1997 and 1998 were 507,253 million yen and 555,643 million yen, respectively. These amounts include cash dividends for the six-month periods ended March 31, 1997 and 1998, respectively, which have been incorporated in the accompanying consolidated financial statements.

The appropriations of retained earnings for the year ended March 31, 1998, which have been incorporated in the accompanying consolidated financial statements, will be proposed for approval at the general stockholders' meeting to be held on June 26, 1998 and will be recorded in the statutory books of account, in accordance with the Japanese Commercial Code, after stockholders' approval.

The ordinary general meeting of stockholders held on June 27, 1997 authorized the company, pursuant to the Japanese regulations, to acquire and retire up to a total not exceeding 30 million yen outstanding shares of its common stock with its profit, on and after June 28, 1997, whenever deemed necessary by the Board of Directors in view of general economic conditions, the company's business performance and financial condition and other factors. At March 31, 1998, no common stock had been acquired under this authorization.

On May 7, 1998, the company's Board of Directors resolved the following proposals to be approved by the general stockholders' meeting to be held on June 26, 1998. The proposals resolve that (a) in addition to the shares discussed in the preceding paragraph, on and after June 27, 1998, the company may, by a resolution of the Board of Directors, acquire and retire up to a total not exceeding 30 million yen outstanding shares of its common stock with its additional paid-in capital at prices in total not exceeding 400 billion yen and
(b) the company may grant share subscription rights to directors and/or employees pursuant to the Japanese regulations.

In February 1998, the company adopted a cash stock appreciation rights plan (the "SARs") as an incentive plan for selected employees. Under the terms of the plan, the SARs may be exercised during the period from 1999 until 2004. No compensation expense was recognized for the SARs in the year ended March 31, 1998 as the company's stock price did not exceed the strike price of the SARs.

Retained earnings at March 31, 1998 include parent company and its consolidated subsidiaries' equity in undistributed earnings of 20% to 50% owned companies accounted for by the equity method in the amount of 18,566 million yen.

15.  Research and development expenses and advertising costs:

Research and development expenses -

Research and development expenses charged to cost of sales for the years ended March 31, 1996, 1997 and 1998 were 257,326 million yen, 282,569 million yen and 318,044 million yen, respectively.

Advertising costs -

Advertising costs included in selling, general and administrative expenses for the years ended March 31, 1996, 1997 and 1998 were 159,821 million yen, 216,579 million yen and 268,985 million yen, respectively.

16.  Leased assets:

The company leases certain plant facilities, office space, warehouses, employees' residential facilities and other assets.

An analysis of leased assets under capital leases is as follows:

                             Yen in millions
                           --------------------
                                 March 31
                           --------------------
    Class of property        1997        1998
-------------------------  --------    --------
Land                          2,538       2,501
Buildings                    24,623      21,682
Machinery and equipment       9,682      10,103
Accumulated amortization   (13,022)    (12,243)
                           --------    --------
                             23,821      22,043
                           ========    ========

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 1998:

                                                         Yen in
                                                        millions
                                                        --------
Year ending March 31:
  1999                                                     6,675
  2000                                                     5,449
  2001                                                     4,459
  2002                                                     4,431
  2003                                                     4,198
  Later years                                              9,378
                                                        --------
     Total minimum lease payments                         34,590
Less -- Amount representing interest                       7,727
                                                        --------
Present value of net minimum lease payments               26,863
Less -- Current obligations                                5,135
                                                        --------

Long-term capital lease obligations                       21,728
                                                        ========

Rental expenses under operating leases for the years ended March 31, 1996, 1997 and 1998 were 81,385 million yen, 86,570 million yen and 87,564 million yen, respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 1998 are as follows:

                                                                Yen in
                                                               millions
                                                               --------
Year ending March 31:
  1999                                                           44,269
  2000                                                           42,416
  2001                                                           35,119
  2002                                                           28,575
  2003                                                           24,000
  Later years                                                   158,396
                                                              ---------

     Total minimum future rentals                               332,775
                                                              =========

17.  Commitments and contingent liabilities:

Commitments outstanding at March 31, 1998 for the purchase of property, plant and equipment and other assets approximated 54,474 million yen.

Contingent liabilities for guarantees given in the ordinary course of business and for employee loans amounted to 123,065 million yen at March 31, 1998.

The company has entered into agreements with financial institutions whereby the company can sell specifically identified accounts receivable and future receivables with limited recourse. For the years ended March 31, 1996, 1997 and 1998, the company did not sell any specifically identified accounts receivable or future receivables. As of March 31, 1997 and 1998, the outstanding balance of all receivables sold with limited recourse amounted to 868 million yen and 0 million yen, respectively.

The company has also entered into agreements with financial institutions whereby the company can sell up to 125,400 million yen of undivided interests in a pool of eligible receivables with limited recourse. The maximum pool of eligible receivables sold outstanding at any one time during the years ended March 31, 1996, 1997 and 1998 amounted to 71,868 million yen, 0 million yen and 0 million yen, respectively. As of March 31, 1997 and 1998, there were no outstanding balances of receivables sold.

Under the terms of each of the receivable sale agreements, the company has retained substantially the same risk of credit loss as if the receivables had not been sold. The company has fully reserved for these potential credit losses. The company pays fees which approximate the purchasers' costs of issuing commercial paper and are included in other expense.

Certain subsidiaries in the music business entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly through March 31, 2001. As of March 31, 1998, these subsidiaries were committed to make payments under such long-term contracts of 24,211 million yen.

The parent company and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both the company and its legal counsel, management of the company believes that damages from such lawsuits, if any, would not have a material effect on the company's consolidated financial statements.

18.  Business segment information:

Effective for the year ended March 31, 1998, the company adopted FAS 131, "Disclosures about Segments of an Enterprise and Related Information" which requires disclosure of financial and descriptive information about the company's reportable operating segments. The operating segments reported below are the segments of the company for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The operating segment information reported below differs from the industry segment information previously disclosed under FAS 14, "Financial Reporting for Segments of a Business Enterprise" in that the Game business was previously included in the Electronics segment, the Music and Pictures businesses were previously combined in the Entertainment segment, and the company's financing operations, which were previously in the Insurance and financing segment, are now included as part of the Other segment below. The operating segment information, as well as geographic data, for previous years have been reclassified to conform to the segment presentation for the year ended March 31, 1998.

The Electronics segment develops, designs, manufactures and distributes audiovisual equipment, instruments and devices throughout the world. The Game segment develops, designs and sells PlayStation game consoles and related software mainly in Japan, the United States and Europe, and licenses to the third party software developers. The Music segment is mainly engaged worldwide in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. The Pictures segment develops, produces, and manufactures image-based software, including film, video, and television mainly in the United States, and in their marketing worldwide. The Insurance segment represents insurance-related underwriting business, primarily individual life insurance business in the Japanese market. The Other segment consists of other various operating activities primarily including customer financing and leasing business, and media-communication network businesses relating to broadcasting and information technology. The company's products and services are generally unique to a single operating segment.

Business segments -

     Sales and operating revenue:

                                                     Yen in millions
                                        -----------------------------------------
                                                   Year ended March 31
                                        -----------------------------------------
                                           1996           1997           1998
                                        -----------    -----------    -----------
Sales and operating revenue:
  Electronics -
     Customers                            3,283,234      3,930,292      4,377,346
     Intersegment                           182,222        201,339        312,764
                                        -----------    -----------    -----------
       Total                              3,465,456      4,131,631      4,690,110
  Game -
     Customers                              200,894        408,335        699,574
     Intersegment                             3,017         10,943         22,977
                                        -----------    -----------    -----------
       Total                                203,911        419,278        722,551
  Music -
     Customers                              506,455        570,119        660,407
     Intersegment                            11,380         21,961         34,307
                                        -----------    -----------    -----------
       Total                                517,835        592,080        694,714
  Pictures -
     Customers                              317,382        438,551        642,714
     Intersegment                               198              3            450
                                        -----------    -----------    -----------
       Total                                317,580        438,554        643,164
  Insurance -
     Customers                              206,802        227,920        291,061
     Intersegment                               101             14              7
                                        -----------    -----------    -----------
       Total                                206,903        227,934        291,068
  Other -
     Customers                               77,798         87,917         84,388
     Intersegment                           196,177        152,457        163,841
                                        -----------    -----------    -----------
       Total                                273,975        240,374        248,229

  Elimination                             (393,095)      (386,717)      (534,346)
                                        -----------    -----------    -----------
Consolidated total                        4,592,565      5,663,134      6,755,490
                                        ===========    ===========    ===========

Segment profit or loss:

                                                             Yen in millions
                                                -----------------------------------------
                                                           Year ended March 31
                                                -----------------------------------------
                                                   1996           1997           1998
                                                -----------    -----------    -----------
Operating income (loss):
  Electronics                                       193,331        239,312        314,538
  Game                                              (8,938)         57,045        116,936
  Music                                              40,129         45,216         54,084
  Pictures                                           23,862         28,925         35,544
  Insurance                                           7,116         19,099         20,326
  Other                                             (6,078)        (1,422)       (10,292)
                                                -----------    -----------    -----------
       Total                                        249,422        388,175        531,136
  Elimination                                         5,188          3,390         10,749
  Unallocated amounts:
     Corporate expenses                            (19,286)       (21,235)       (21,675)
                                                -----------    -----------    -----------
  Consolidated operating income                     235,324        370,330        520,210

Other income                                         65,755         92,643         83,963
Other expenses                                    (162,920)      (150,544)      (150,424)
                                                -----------    -----------    -----------
Consolidated income before income taxes             138,159        312,429        453,749
                                                ===========    ===========    ===========

Assets:

                                                             Yen in millions
                                                -----------------------------------------
                                                                March 31
                                                -----------------------------------------
                                                   1996           1997           1998
                                                -----------    -----------    -----------
Total assets:
  Electronics                                     2,798,818      3,014,756      3,253,990
  Game                                               75,964        128,056        197,605
  Music                                             594,949        714,792        835,939
  Pictures                                          635,284        796,942        915,545
  Insurance                                         563,784        716,843        899,016
  Other                                             318,128        275,824        309,150
                                                -----------    -----------    -----------
       Total                                      4,986,927      5,647,213      6,411,245

  Elimination                                     (227,635)      (204,006)      (221,112)
  Corporate assets                                  286,407        237,039        212,910
                                                -----------    -----------    -----------
Consolidated total                                5,045,699      5,680,246      6,403,043
                                                ===========    ===========    ===========

Other significant items:

                                                               Yen in millions
                                                     -----------------------------------
                                                             Year ended March 31
                                                     -----------------------------------
                                                       1996         1997         1998
                                                     ---------    ---------    ---------
Depreciation and amortization:
  Electronics                                          162,592      187,960      197,449
  Game                                                   2,198        3,738       12,536
  Music                                                 22,323       28,707       30,933
  Pictures                                              10,613       13,286       16,668
  Insurance, including deferred insurance
     acquisition costs                                   9,880       15,870       22,410
  Other                                                 16,683       14,141       17,539
                                                     ---------    ---------    ---------
       Total                                           224,289      263,702      297,535

  Corporate                                              3,027        2,830        4,130
                                                     ---------    ---------    ---------

Consolidated total                                     227,316      266,532      301,665
                                                     =========    =========    =========

Capital expenditures for segment assets:
  Electronics                                          185,638      226,696      301,197
  Game                                                   4,776        5,757       17,114
  Music                                                 25,842       31,807       28,361
  Pictures                                              15,658       15,194       13,477
  Insurance                                              1,484          176          633
  Other                                                 15,645       16,502       24,102
                                                     ---------    ---------    ---------

       Total                                           249,043      296,132      384,884

  Corporate                                              2,154        1,946        3,071
                                                     ---------    ---------    ---------
Consolidated total                                     251,197      298,078      387,955
                                                     =========    =========    =========

Equity earnings for the years ended March 31, 1996, 1997 and 1998, which were included in sales and operating revenue for the years then ended, were not material.

Geographic information -

Sales and operating revenue which are attributed to countries based on location of customers and long-lived assets for the years ended March 31, 1996, 1997 and 1998 are as follows:

                                                     Yen in millions
                                        -----------------------------------------
                                                   Year ended March 31
                                        -----------------------------------------
                                           1996           1997           1998
                                        -----------    -----------    -----------
Sales and operating revenue:
  Japan                                   1,379,804      1,590,820      1,843,149
  U.S.A.                                  1,259,926      1,639,334      2,101,907
  Europe                                  1,054,010      1,304,491      1,567,121
  Other                                     898,825      1,128,489      1,243,313
                                        -----------    -----------    -----------

          Total                           4,592,565      5,663,134      6,755,490
                                        ===========    ===========    ===========

                                                     Yen in millions
                                        -----------------------------------------
                                                        March 31
                                        -----------------------------------------
                                           1996           1997           1998
                                        -----------    -----------    -----------
Long-lived assets:
  Japan                                     701,413        730,075        843,800
  U.S.A.                                    694,733        824,439        845,887
  Europe                                    147,339        174,524        192,695
  Other                                     166,842        194,683        209,984
                                        -----------    -----------    -----------

          Total                           1,710,327      1,923,721      2,092,366
                                        ===========    ===========    ===========

There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in the Europe and Other areas.

Transfers between reportable business or geographic segments are made at arms-length prices. Operating income is sales and operating revenue less costs and operating expenses. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

There has been no sales and operating revenue with a single major external customer for the years ended March 31, 1996, 1997 and 1998.

The following information is sales and operating revenue and operating income which show those recognized by geographic origin for the years ended March 31, 1996, 1997 and 1998. In addition to the disclosure requirements under FAS 131, the company discloses this information as the supplemental information in light of the disclosure requirement of the Japanese Securities and Exchange Law, which a Japanese public company is subject to.

                                                    Yen in millions
                                       ------------------------------------------
                                                  Year ended March 31
                                       ------------------------------------------
                                           1996           1997           1998
                                       ------------   ------------   ------------
Sales and operating revenue:
  Japan -
     Customers                            1,768,132      2,048,406      2,361,734
     Intersegment                         1,275,251      1,386,422      1,697,655
                                       ------------   ------------   ------------
       Total                              3,043,383      3,434,828      4,059,389
  U.S.A. -
     Customers                            1,250,712      1,672,173      2,156,173
     Intersegment                           113,121        126,637        153,603
                                       ------------   ------------   ------------
       Total                              1,363,833      1,798,810      2,309,776
  Europe -
     Customers                              886,468      1,100,958      1,338,232
     Intersegment                            30,299         42,381         62,506
                                       ------------   ------------   ------------
       Total                                916,767      1,143,339      1,400,738
  Other -
     Customers                              687,253        841,597        899,351
     Intersegment                           509,120        603,518        715,156
                                       ------------   ------------   ------------
       Total                              1,196,373      1,445,115      1,614,507

  Elimination                           (1,927,791)    (2,158,958)    (2,628,920)
                                       ------------   ------------   ------------

Consolidated                              4,592,565      5,663,134      6,755,490
                                       ============   ============   ============

Operating income:
  Japan                                     147,582        259,376        348,458
  U.S.A                                      32,372         30,928         75,820
  Europe                                     48,621         70,597         74,064
  Other                                      55,772         69,858         69,490
  Corporate and elimination                (49,023)       (60,429)       (47,622)
                                       ------------   ------------   ------------

Consolidated                                235,324        370,330        520,210
                                       ============   ============   ============

19. Events (unaudited) subsequent to the date of the report of independent accountants:

In May 1998, Loews Theatres Exhibition Group (Loews Theatres), a unit of Sony Pictures Entertainment (SPE), and Cineplex Odeon Corporation, a Canadian theatre chain, combined and created Loews Cineplex Entertainment Corporation. In conjunction with the combination, the company received approximately 53.6 billion yen in cash from the repayment of all of the intercompany debt of Loews Theatres, which was refinanced with third party debt, and receipt of a dividend. As a result of the combination, SPE and certain of its subsidiaries owned 51.1% (representing 49.9% of the voting shares) of Loews Cineplex Entertainment Corporation. After giving effect to the public offering of shares of common stock of Loews Cineplex Entertainment Corporation in August 1998, SPE and certain of its subsidiaries currently own 38.5% of Loews Cineplex Entertainment Corporation. The new company has been deconsolidated and the company accounts for it on the equity basis for the fiscal year ending March 31, 1999. The revenues and operating income of Loews Theatres for the fiscal year ended March 31, 1998 were approximately 56.3 billion yen and 2.5 billion yen, respectively. In addition, the company recorded a gain of approximately 4.8 billion yen on the combination in the first quarter ended June 30, 1998.

On August 12, 1998, SPE, together with certain partners, completed the acquisition of Telemundo Group, Inc. (Telemundo), one of two Spanish-language television broadcast companies currently operated in the United States. Through a series of transactions, SPE now owns 50% of a newly formed company holding Telemundo's network operations and 24.95% of an entity holding Telemundo's station operations, including seven full-power UHF stations. SPE's initial capital investment totaled approximately 15.1 billion yen.

                                                                     SCHEDULE II

                                SONY CORPORATION
                         AND CONSOLIDATED SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                                                               Yen in millions
                                     --------------------------------------------------------------------
                                                     Additions
                                                      charged
                                      Balance at     to costs                                   Balance
                                      beginning         and        Deductions      Other       at end of
                                      of period      expenses       (Note 1)      (Note 2)      period
                                     ------------   -----------   ------------   ----------   -----------
Year ended March 31, 1996:
Allowance for doubtful
  accounts and sales returns             48,185        25,556       (14,136)         9,158        68,763
                                      =========      ========       ========      ========     =========
Year ended March 31, 1997:
Allowance for doubtful
  accounts and sales returns             68,763        42,285       (28,570)        11,254        93,732
                                      =========      ========       ========      ========     =========
Year ended March 31, 1998:
Allowance for doubtful
  accounts and sales returns             93,732        70,836       (55,855)         6,198       114,911
                                      =========      ========       ========      ========     =========

  Notes:  1. Amounts written off.
            2. Translation adjustment.

                                      Balance at                                                Balance
                                      beginning                                    Other       at end of
                                      of period      Additions     Deductions     (Note 1)      period
                                     ------------   -----------   ------------   ----------   -----------
Year ended March 31, 1996:
  Valuation allowance
  - Deferred tax assets                  90,182        22,532        (9,942)        15,584       118,356
                                      =========      ========       ========      ========     =========
Year ended March 31, 1997:
  Valuation allowance
  - Deferred tax assets                 118,356         7,802       (19,974)        16,074       122,258
                                      =========      ========       ========      ========     =========
Year ended March 31, 1998:
  Valuation allowance
  - Deferred tax assets                 122,258        13,102       (15,032)         5,580       125,908
                                      =========      ========       ========      ========     =========

  Note:  1. Translation adjustment.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENTS
-------                    ------------------------
   1     Articles of Incorporation, as amended (English translation)
   2     Regulations of the Board of Directors, as amended (English translation)
   3     Certificate of English translations