Form 20-F
period 1999-03-31
SONY CORP
filed 1999-06-18
CIK 313838

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 1999

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

         * American Depositary Shares evidenced by American Depositary Receipts Each American Depositary Share represents one share of Common Stock.

        **  Par value 50 Japanese yen per share

            Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the relevant exchanges

          Securities registered pursuant to Section 12(g) of the Act.

                                      None
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                (Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.


                                                                  Outstanding as of
                                                    March 31, 1999                 March 30, 1999

        Title  of  Class                              (Tokyo Time)                (New York Time)

        Common Stock                                   410,439,111

        American Depositary Shares                                                   27,812,255


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

                                    Item 17       Item 18  X

        In this document, Sony Corporation and its consolidated subsidiaries are together referred to as "Sony". In addition, sales and operating revenue is referred to as "sales" in the narrative description except in Consolidated Financial Statements.

        The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 1, 1999 was 120.75 yen = U.S. 1 dollar.

        As of March 31, 1999, Sony Corporation had 1,041 consolidated subsidiaries. It has applied the equity accounting method in respect to its 65 affiliated companies.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

        STATEMENTS MADE IN THIS ANNUAL REPORT WITH RESPECT TO SONY'S CURRENT PLANS, ESTIMATES, STRATEGIES AND BELIEFS AND OTHER STATEMENTS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS ABOUT THE FUTURE PERFORMANCE OF SONY. THESE STATEMENTS ARE BASED ON MANAGEMENT'S ASSUMPTIONS AND BELIEFS IN LIGHT OF THE INFORMATION CURRENTLY AVAILABLE TO IT AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. SONY CAUTIONS YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO (I) GENERAL ECONOMIC CONDITIONS IN SONY'S MARKETS, PARTICULARLY LEVELS OF CONSUMER SPENDING; (II) EXCHANGE RATES, PARTICULARLY BETWEEN THE YEN AND THE U.S. DOLLAR, AND OTHER CURRENCIES IN WHICH SONY MAKES SIGNIFICANT SALES OR IN WHICH SONY'S ASSETS AND LIABILITIES ARE DENOMINATED; AND (III) SONY'S ABILITY TO CONTINUE TO DESIGN AND DEVELOP AND WIN ACCEPTANCE OF ITS PRODUCTS AND SERVICES, WHICH ARE OFFERED IN HIGHLY COMPETITIVE MARKETS CHARACTERIZED BY CONTINUAL NEW PRODUCT INTRODUCTIONS, RAPID DEVELOPMENTS IN TECHNOLOGY (PARTICULARLY IN THE ELECTRONICS BUSINESS), AND SUBJECTIVE AND CHANGING CONSUMER PREFERENCES (PARTICULARLY IN THE GAME, MUSIC AND PICTURES BUSINESSES).

                                     PART I

Item 1.   Description of Business

General

        Sony Corporation was established in Japan in May 1946 as Tokyo Tsushin Kogyo Kabushiki Kaisha. In January 1958, it changed its name to Sony Kabushiki Kaisha ("Sony Corporation" in English).

        Sony is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and professional markets. Sony's principal manufacturing facilities are located in Japan, North America, Europe, and Asia, and its products are marketed by sales subsidiaries and unaffiliated local distributors throughout the world. In addition to internationalizing its production operations, Sony has been promoting the transfer of research and development activities and management functions overseas to bring its overseas operations in even closer contact with local communities.

        Sony develops, produces, manufactures, and markets home-use game consoles and software, principally through Sony Computer Entertainment ("SCE").

         Sony is engaged in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres worldwide, through Sony Music Entertainment Inc. ("SMEI"), and, in Japan, through Sony Music Entertainment (Japan) Inc. ("SMEJ").

        Sony is also engaged in the development, production, manufacture, marketing, distribution, and broadcasting of image-based software, including film, video, television, and new entertainment technologies principally through Sony Pictures Entertainment ("SPE").

         Sony conducts insurance operations principally through Sony Life Insurance Co., Ltd. ("Sony Life"), a Japanese life insurance subsidiary.

        In addition, Sony is engaged in leasing and credit card businesses, satellite distribution services including program supplying businesses, internet-related businesses, development of location-based entertainment complexes, and others.

New Group Architecture

Realigning and Strengthening the Electronics Business

        Sony reorganized the internal company structure of the Electronics business in April 1999. The existing Electronics business was consolidated into three main business units: the Home Network Company, the Personal IT Network Company, and the Core Technology & Network Company, each of which has management authority. Separately, SCE was designated as another main business unit related to the Electronics business.

        Research and support functions have been transferred from the group headquarters to the three Network Companies. Also, as appropriate, the Network Companies may independently or jointly create new ventures. With these steps, Sony aims to flexibly take advantage of new business opportunities in today's rapidly changing digital network era.

        As part of this realignment, Sony operates Digital Network Solutions directly under the group headquarters in order to focus on building new network-related businesses.

        In order to enhance the profitability of the Electronics business, Sony has continued its review of its cost structure. With regard to manufacturing, Sony plans to consolidate its current 70 manufacturing facilities into approximately 55 by the end of March 2003. With regard to human resources, Sony intends to reduce the total group headcount by approximately 10% by the end of March 2003, including normal attrition.

Privatizing Three Sony Group Subsidiaries

        Sony Corporation has agreed with Sony Music Entertainment (Japan) Inc., Sony Chemicals Corporation, and Sony Precision Technology Inc. to make each of these Sony group companies a 100% owned subsidiary of Sony Corporation, with January 1, 2000 as a target date. Sony believes this action will enable it to deepen cooperation among its businesses, maximize the merits of working together, and implement group-wide strategies more quickly.

        Sony plans to carry out these transactions through a share exchange mechanism that will be permitted if certain proposed amendments to the Commercial Code, which are to be considered during the 1999 ordinary session of the Japanese Diet, are adopted. If these amendments are not adopted, Sony plans to privatize the three companies under existing law. Sony estimates that the integration of these companies will result in the issuance of approximately 33 million new shares of Sony Corporation common stock. Whichever method is used, it will be necessary for the appropriate shareholder resolutions to be adopted both by Sony Corporation and by each subsidiary.

Products and Services

        Sony has adopted Statement of Financial Accounting Standards No. 131, commencing with the fiscal year ended March 31, 1998. As a result, financial results are reported using an operating segment configuration as described below.

        Within the Electronics segment, sales are reported using following five product categories: "Audio", "Video", "Televisions", "Information and communications", and "Electronic components and other".

        The following table sets forth Sony's sales by operating segments and product categories.

                                                                       Year ended March 31
                                                ------------------------------------------------------------------
                                                       1997                    1998                   1999
                                                --------------------    -------------------    -------------------
                                                                        (Millions of yen)
     Electronics                                          3,930,292              4,377,346              4,355,001
                                                             (69.4)                 (64.8)                 (64.1)
                                                --------------------    -------------------    -------------------
        Audio                                             1,029,961              1,127,788              1,072,621
                                                             (18.2)                 (16.7)                 (15.8)
        Video                                               816,582                870,854                969,129
                                                             (14.4)                 (12.9)                 (14.3)
        Televisions                                         704,075                709,043                702,620
                                                             (12.4)                 (10.5)                 (10.3)
        Information and communications                      764,512                894,810                914,140
                                                             (13.5)                 (13.2)                 (13.5)
        Electronic components and other                     615,162                774,851                696,491
                                                             (10.9)                 (11.5)                 (10.2)
                                                --------------------    -------------------    -------------------
     Game                                                   408,335                699,574                760,071
                                                              (7.2)                 (10.4)                 (11.2)
                                                --------------------    -------------------    -------------------
     Music                                                  570,119                660,407                718,878
                                                             (10.1)                  (9.8)                 (10.6)
                                                --------------------    -------------------    -------------------
     Pictures                                               438,551                642,714                540,109
                                                              (7.7)                  (9.5)                  (7.9)
                                                --------------------    -------------------    -------------------
     Insurance                                              227,920                291,061                339,368
                                                              (4.0)                  (4.3)                  (5.0)
                                                --------------------    -------------------    -------------------
     Other                                                   87,917                 84,388                 81,192
                                                              (1.6)                  (1.2)                  (1.2)
                                                --------------------    -------------------    -------------------
     Sales and operating revenue                          5,663,134              6,755,490              6,794,619
                                                ====================    ===================    ===================

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

Electronics

    Audio:

        Audio includes MiniDisc ("MD") systems, CD players, headphone stereos, personal component stereos, hi-fi components, radio-cassette tape recorders, tape recorders, IC recorders, radios, headphones, car audio, professional-use audio equipment, audiotapes, and recordable MDs.

    Video:

        Video includes 8mm/Digital 8-, DV-, and VHS-format VTRs, DVD-Video players, digital still cameras, broadcast- and professional-use video equipment, and videotapes.

    Televisions:

        Televisions includes color TVs, projection TVs, flat display panels, personal LCD monitors, car TVs, and professional-use monitors/projectors.

    Information and communications:

        Information and communications includes computer displays, personal computers, computer peripherals, satellite broadcasting reception systems, cellular phones, telephones, car navigation systems, and video printers.

    Electronic components and other:

        Electronic components and other includes semiconductors, LCDs, electronic components, cathode ray tubes ("CRTs"), optical pickups, batteries, and FA systems.

Game

        SCE develops, designs, and sells "PlayStation" game consoles and related software, principally in Japan, the U.S., and Europe, and enters into licenses with third party software developers.

Music

        SMEI and SMEJ produce recorded music through contracts with many top artists worldwide in all musical genres. SMEI and SMEJ manufacture, market, and distribute CDs, MDs, DVDs, and pre-recorded audio and video cassettes, and produce and manufacture CD-ROMs.

        The Music business has an extensive and geographically diversified CD production capacity, with plants in the U.S., Austria, Japan, Brazil, Australia, Canada, Hong Kong, and Mexico. CDs are produced for the Music business, the Game business, and third parties.

Pictures

        Pictures business global operations encompass motion picture production, acquisition and distribution, television programming and syndication, production, acquisition and distribution, home video acquisition and distribution, television broadcasting and operations of studio facilities.

        SPE's motion picture arm, the Columbia TriStar Motion Picture Group, includes SPE's principal motion picture production organization, Columbia Pictures, as well as Sony Pictures Classics, Sony Pictures Releasing, and Columbia TriStar Film Distributors International.

        SPE's Columbia TriStar Television Group is principally comprised of Columbia TriStar Television, Columbia TriStar Television Distribution, Columbia TriStar International Television, the Game Show Networks, and various investments relating to television broadcasting.

        SPE's home video operations are conducted through Columbia TriStar Home Video.

        SPE also manages two studio facilities, Sony Pictures Studios and The Culver Studios, both of which are located at SPE's world headquarters in Culver City, California.

Insurance

        Insurance includes insurance-related underwriting business, primarily individual life insurance business in Japan conducted through Sony Life.

        In October 1998, Sony Corporation set up a business planning company to prepare for entering into individual automobile insurance business and plans to start operation in October, 1999.

Other

        Other business consists of various operating activities, primarily including leasing and credit card businesses through Sony Finance International, Inc., a business focused on parts trading services within the Sony group through Sony Trading International Corporation, satellite distribution services including program supplying businesses in Japan principally through Sony Broadcast Media Co., Ltd., internet-related businesses in the U.S. through Sony Online Entertainment Inc., and development of location-based entertainment complexes.

Sales and Distribution

       The following table shows Sony's sales in each of its major markets for the periods indicated.

                                                                     Year ended March 31
                                                  -----------------------------------------------------------
                                                       1997                  1998                 1999
                                                  ----------------     -----------------     ----------------
                                                                      (Millions of yen)

           Japan                                        1,590,820             1,843,149            1,908,600
                                                           (28.1)                (27.3)               (28.1)
           United States                                1,639,334             2,101,907            2,157,061
                                                           (29.0)                (31.1)               (31.8)
           Europe                                       1,304,491             1,567,121            1,666,714
                                                           (23.0)                (23.2)               (24.5)
           Other Areas                                  1,128,489             1,243,313            1,062,244
                                                           (19.9)                (18.4)               (15.6)
                                                  ----------------     -----------------     ----------------
           Sales and operating revenue                  5,663,134             6,755,490            6,794,619
                                                  ================     =================     ================

   Figures in parentheses indicate percentage of sales and operating revenue.

Electronics

        Sony's electronic products are sold throughout the world under the trademark "Sony", which has been registered in 200 countries and territories.

        In most cases, sales of Sony's electronic products are made to subsidiaries of Sony Corporation located in the countries and territories where Sony's products are sold, and these subsidiaries sell to local distributors and dealers. In some locations, Sony sells products directly to local distributors.

    Japan:

        Sony Marketing (Japan) Inc. markets consumer products through retailers and also markets broadcast- and professional-use products. For electronic components, Sony has a sales subsidiary in Tokyo and sales offices which sell products to wholesalers and manufacturers.

    North America:

        Sony Electronics Inc. markets Sony's consumer and non-consumer products in the U.S. Sony Electronics Inc. has 19 sales and distribution branches and offices throughout the U.S.

        In Canada, Sony markets its products through Sony of Canada Ltd.

    Europe:

        In Europe, Sony's consumer products are marketed through 15 sales subsidiaries including Sony United Kingdom Limited, Sony Deutschland G.m.b.H., and Sony France S.A. Sales of non-consumer products are made through several divisions by product covering pan-Europe.

    Other Areas:

        In overseas areas other than North America and Europe, Sony's products are marketed through 19 sales subsidiaries, including Sony Corporation of Hong Kong Limited, Sony Gulf FZE in United Arab Emirates, and Sony Comercio e Industria Ltda. in Brazil. In regions where Sony has no subsidiary, it markets its products through local distributors.

Game

        SCE conducts the marketing and distribution of PlayStation game consoles and related software. This business is conducted through Sony Computer Entertainment Inc. in Japan, Sony Computer Entertainment America Inc. ("SCEA") in the U.S., and Sony Computer Entertainment Europe Limited. ("SCEE") in Europe.

Music

        SMEI and SMEJ market and distribute CDs, MDs, DVDs, and pre-recorded audio and video software.

        SMEI and its affiliates conduct business in countries other than Japan under the "Columbia", "Epic", "550 Music", "Sony Classical", and other labels. The Columbia House Company, a 50:50 partnership between SMEI and Time Warner Inc., is engaged in direct marketing of music and home-video products in the U.S., Canada, and Mexico.

        SMEJ conducts business in Japan under the "Epic", "Ki/oon", "SMEJ Associated", and other labels.

Pictures

        SPE, doing business in over 100 countries, generally secures all rights relating to the worldwide distribution of its internally produced motion pictures, including rights for theatrical exhibition, home videocassette, and DVD distribution, pay and free television exhibition and other markets. SPE may also acquire distribution rights to motion pictures produced by other companies, and these rights may be limited to particular geographic regions or specific forms of media. SPE uses its own distribution service business for the U.S. theatrical release of its films and those acquired from and produced by others.

        Outside the U.S., SPE generally distributes and markets its films through one of its Columbia TriStar Film Distributors International subsidiaries. However, in certain countries, SPE has joint distribution arrangements with other studios or arrangements with independent local distributors.

        The worldwide home video distribution of motion pictures, television programs, and other video products of SPE (and those acquired or licensed from others) is handled through Columbia TriStar Home Video except in certain countries where SPE has joint distribution arrangements with other studios or arrangements with independent local distributors.

        SPE produces television programming and licenses it to U.S. network and cable television or first run syndication for prime-time or daytime broadcast. SPE also licenses rights to its library of television programming and motion pictures to network affiliates and independent stations in the U.S. and to international television stations and other broadcasters throughout the world.

        SPE produces original programming in eight different languages around the world in conjunction with local partners. SPE has worldwide broadcasting investments in more than 25 international channels including AXN, branded channels offering action/adventure programming in several countries in Asia, Spain, and Japan; Sony Entertainment Television, channels in several countries in Latin America and India providing U.S. movies and television programming; and Telemundo, a U.S. network and station group providing programming for the U.S. Hispanic market.

Insurance

        Sony Life conducts life insurance business in Japan, using qualified Lifeplanner financial consultants to serve customers. As of March 31, 1999, Sony Life employed approximately 4,200 such consultants, of whom approximately 3,000 possess the AFP (Affiliated Financial Planner) certification from the Japan Association for Financial Planners. Sony Life maintains an extensive service network including 92 Lifeplanner branch offices, 26 regional sales offices, and 1,356 independent agencies at the end of March 1999.

Overseas Operations

        Sony has pursued a long-term strategy of actively expanding its production capabilities outside Japan following a general policy seeking manufacture of products in the markets in which they are sold. As of March 31, 1999, it operated 19 manufacturing facilities in North America, 11 in Europe, and 25 in other areas outside Japan. To build a corporate structure less susceptible to the impact of foreign exchange rate fluctuations and to reduce inventory and cost, Sony continues to localize its overseas production, research and development, design, materials and parts procurement, and management.

After-Sales Service

        Sony provides repair and servicing functions in the countries where its electronic products are sold. In large markets such as Japan, the U.S., and Europe, Sony provides these services through its own service centers, authorized independent service centers and authorized servicing dealers, and its subsidiaries; other markets are principally serviced through authorized servicing dealers.

        In line with industry practice, almost all of Sony's electronic products sold in Japan carry a warranty for a period of generally one year from the date of purchase for repairs, free of charge, for malfunctions occurring in the course of ordinary use. In the case of broadcast- and professional-use products, Sony maintains support contracts with customers in addition to warranties. Overseas warranties are generally provided for various periods of time depending on the product and the country where it is marketed.

        To further ensure customer satisfaction, Sony maintains customer information centers in its markets.

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

        The Game business is a historically volatile and highly dynamic industry and its competitive position is affected by changing technology, limited platform life cycles, popularity of software titles, seasonality, consumer spending and other economic trends. Sony's chief competitors in the field of hardware market their own game consoles and software titles. In the software business, development of hit titles is becoming increasingly challenging.

        Success in the music entertainment business is dependent to a large extent upon the artistic and creative abilities of employees and outside talent and is subject to the vagaries of public taste. Although SMEI is one of the largest recorded music companies in the world, its competitive position in the future depends on its continuing ability to attract and develop talent that can achieve a high degree of public acceptance. This position also depends on making appropriate investments in new technologies for digitization and networking. In addition, the recorded music business continues to be adversely affected by counterfeiting, piracy, and parallel imports.

        SPE faces intense competition from other major motion picture studios and, to a lesser extent, from independent production companies, to attract the attention of the movie-going public worldwide. Competition in television production, distribution, and syndication is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast, cable, and other networks both in the U.S. and internationally. Additionally, in supplying television programming, SPE faces significant long-term competition from U.S. network productions.

        In the insurance business, as Japan begins the deregulation of the insurance industry through the year 2001, the marketplace will likely become increasingly product and price competitive with more newcomers entering the business from other industries and from outside Japan. Although Sony Life has competitive strengths in products and marketing, it is difficult to precisely predict the impact which deregulation of the insurance market will have on business of Sony Life.

Research and Development

        Sony actively carries out research and development activities at each of its internal Electronics Companies to meet the diverse product-related needs of its various businesses. Strategic long-term research and development projects including future network-related businesses are under the direct supervision of the group headquarters. The long-term projects are assigned to four corporate laboratories:

- Frontier Science Laboratories (Devices and Materials)
- Information & Network Technologies Laboratories (Network Communication and Computing)
- Algorithm Research Center (Picture Quality Improvement)
- Digital Creatures Laboratory (Entertainment Robot)

        In the U.S., Sony has research laboratories, which specialize in research and development fields such as digital signal processing, DTV, telecommunications, broadcasting systems, semiconductors, and display technology. Sony also has additional development centers in the United Kingdom, Germany, Belgium, France, India, and Singapore.

        Research and development expenses were 282.6 billion yen in the fiscal year ended March 31, 1997; 318.0 billion yen in the fiscal year ended March 31, 1998; and 375.3 billion yen in the fiscal year ended March 31, 1999.

        Sony believes research and development activities are vital to the growth of its Electronics business. Through its activities, Sony has recently been developing:

- HAVi (Home Audio Video interoperability), a specification for audiovisual equipment to allow connections to a home network based on IEEE 1394. It is being developed to provide interactive connection and operation among digital audiovisual equipment from different manufacturers.

- "i.LINK (IEEE1394) link layer LSI", a new LSI being developed to provide robust protection for digital content transmitted between digital electronics products across the i.LINK (IEEE1394) digital interface. Cryptographic IC is embedded in the LSI for encryption and decryption of MPEG data streams and transmission of other types of digital content across the i.LINK interface. The chip also incorporates a number of functions used by digital products to provide users with added convenience, such as the Program ID parser and packet insertion functions necessary for delivering certain types of digital broadcast content.

- "MagicGate", "OpenMG", and "SuperMagicGate" copyright management technologies for digital music content. MagicGate consists of two technologies for content encryption and authentication that ensure that protected and encrypted digitized music content is transferred only between compliant devices and media. MagicGate requires an embedded chip in both the player and the storage media. OpenMG employs a hardware module and special software to encrypt digital music content stored on a hard disk drive or similar storage device. Authentication technology is used to ensure that protected content in an encrypted format is transmitted only to compliant devices and media. SuperMagicGate is a secure electronic music distribution solution. It includes copyright management, electronic distribution, content protection technologies for distributing digital music content electronically over the internet and other digital networks.

- "Emotion Engine" and "Graphics Synthesizer" for use in the next generation of PlayStation. Emotion Engine is the 128-bit CPU which processes massive volumes of multi-media data at the highest speeds currently available. It was co-developed by Toshiba Corporation and SCE. The Graphics Synthesizer, the fastest graphics processor currently available, has been developed by SCE.

Patents and Licenses

        Sony has a number of Japanese and foreign patents relating to its products. Many of the patents owned by Sony are licensed to others, under reasonable terms and conditions. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain licenses are important to Sony's business, and Sony considers its overall license position beneficial to its operations.

Sources of Supply

        Sony has been pursuing optimum procurement of raw materials, parts, and components to be used in the production of its products on a global basis. These items are purchased from various suppliers around the world. Generally, Sony maintains multiple suppliers for every significant category of parts and components.

Employee Relations

        As of March 31, 1999, Sony had approximately 177,000 employees, of which approximately 15% were members of labor unions. Approximately 74,000 employees were located in Japan and 103,000 outside Japan. Sony considers its labor relations to be good.

Item 2.   Description of Property

        Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land on which they are located are owned by Sony, free from significant encumbrances (See Note 9 of Notes to Consolidated Financial Statements).

        The following table sets forth information as of March 31, 1999 with respect to plants for the Electronics business and game consoles for the Game business with floor space of more than 500 thousand square feet:

                                                                Approximate
                      Location                                  floor space        Principal products manufactured
                                                               (square feet)
In Japan:

Kanagawa (Sony Corporation)                                        3,229,000       Semiconductors

Miyagi (Sony Corporation)                                          1,122,000       Magnetic and optical storage media and
                                                                                   electronic components
Kagoshima (Sony Kokubu Corporation)                                1,059,000       Semiconductors

Aichi (Sony Kohda Corporation)                                       928,000       VTRs and game consoles

Aichi (Sony Inazawa Corporation)                                     876,000       CRTs

Aichi (Sony Ichinomiya Inc.)                                         831,000       Color TVs and computer displays

Tochigi (Sony Chemicals Corporation)                                 739,000       Magnetic tapes, adhesives, and electronic
                                                                                   components
Nagasaki (Sony Nagasaki Corporation)                                 690,000       Semiconductors

Shizuoka (Sony Broadcast Products Corporation)                       625,000       Broadcast- and professional-use video and
                                                                                   audio equipment
Chiba (Sony Kisarazu Corporation)                                    616,000       Game consoles and VTRs

Tochigi (Sony Tochigi Corporation)                                   611,000       Magnetic and optical storage media and
                                                                                   batteries
Gifu (Sony Minokamo Corporation)                                     577,000       VTRs and game consoles

Fukushima (Sony Energytec Inc.)                                      567,000       Batteries

Aichi (Sony Mizunami Inc.)                                           512,000       CRTs

                                                                Approximate
                      Location                                  floor space        Principal products manufactured
                                                               (square feet)

Overseas:

Pittsburgh, Pennsylvania, U.S.A.                                   2,715,000       Rear-projection TVs and CRTs
(Sony Electronics Inc.)

San Diego, California, U.S.A.                                      2,192,000       Computer displays and CRTs
(Sony Electronics Inc.)

Penang, Malaysia                                                   1,069,000       Audio equipment, CD-ROM drive, and
(SONY ELECTRONICS (M) SDN. BHD.)                                                   floppy disk drive

Dothan, Alabama, U.S.A.                                            1,003,000       Magnetic storage media
(Sony Magnetic Products Inc. of America)

Tijuana, Mexico                                                      831,000       Color TVs and computer displays
(Sony de Tijuana Este, S.A. de C.V.)

Bridgend, Wales, U.K.                                                819,000       CRTs
(Sony United Kingdom Limited)

Jurong, Singapore                                                    783,000       CRTs
(Sony Display Device (Singapore) Pte. Ltd.)

Nuevo Laredo, Mexico                                                 771,000       Magnetic storage media
(Sony Nuevo Laredo, S.A. de C.V.)

Pencoed, Wales, U.K.                                                 707,000       Color TVs and computer displays
(Sony United Kingdom Limited)

Barcelona, Spain                                                     524,000       Color TVs
(Sony Espana, S.A.)

        In addition to the above, Sony has a number of other plants for electronic products throughout the world. Sony owns research and development facilities, and employee housing and recreation facilities, as well as Sony Corporation's headquarters buildings in Tokyo, Japan, where administrative functions and product development activities are carried out. SCE leases its corporate headquarters buildings located in Tokyo, where administrative functions, product development and software production are carried out. SCEA and SCEE lease their offices in the U.S. and Europe, respectively.

        The following table sets forth information as of March 31, 1999 with respect to plants for the Music business and software for the Game business with floor space of more than 500 thousand square feet:

                                                               Approximate
                      Location                                 floor space        Principal products manufactured
                                                              (square feet)

Terre Haute, Indiana, U.S.A.                                       825,000        CDs, CD-ROMs, and DVDs
(Digital Audio Disc Corporation)

Carrollton, Georgia, U.S.A.                                        673,000        CDs and audio cassettes
(Sony Music Entertainment Inc.)

Pitman, New Jersey, U.S.A.                                         570,000        CDs and CD-ROMs
(Sony Music Entertainment Inc.)

Shizuoka, Japan                                                    537,000        CDs, CD-ROMs ,and MDs
(Sony Music Entertainment (Japan) Inc.)


        In addition to the above, SMEI and its affiliates have several plants in various parts of the world and lease their corporate headquarters located in New York City. Most of SMEJ's offices, including leased premises, are located in Tokyo, Japan.

        SPE's corporate offices and major motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates two studio facilities, Sony Pictures Studios and The Culver Studios. SPE also leases office spaces and motion picture and television support facilities from affiliates of Sony Corporation and other third parties. Its film and videotape storage operations are located in Inwood, New York, where SPE also leases space.

Item 3.   Legal Proceedings

        In August 1998, the Securities and Exchange Commission issued a settled cease-and-desist order which found that Sony Corporation had violated certain periodic reporting requirements of the federal securities laws. The Order, to which Sony Corporation consented without admitting or denying the matters set forth therein, requires (i) an independent auditor to examine and issue a written opinion on Sony's MD&A presentation for the fiscal year ending March 31, 1999 included in Sony Corporation's Annual Report and Annual Report on Form 20-F for such year; (ii) Sony Corporation's Chief Financial Officer to ensure that Sony's public financial disclosures comply with applicable requirements; and
(iii) compliance with applicable segment reporting requirements.

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

        On May 30, 1995, a purported class action was filed with the United States District Court for the Central District of California, entitled Digital Distribution Inc. d/b/a Compact Disc Warehouse v. CEMA Distribution, et al., No. 95-3536. The plaintiff, representing a class of direct purchasers of recorded music CDs, alleged that SMEI and other defendants violated the federal antitrust laws by engaging in a conspiracy to fix the prices of CDs, and sought an injunction and treble damages. On January 9, 1996, the defendants' motion to dismiss the amended complaint was granted and the action was dismissed, with prejudice. Plaintiff appealed the dismissal to the United States Court of Appeals for the Ninth Circuit, No. 96-55264. On July 3, 1997, the United States Court of Appeals for the Ninth Circuit reversed the dismissal of the amended complaint and remanded the case to the District Court, holding that the amended complaint was sufficient to meet the pleading requirements of the Federal Rules of Civil Procedure and that the action should proceed. On October 29, 1997, the District Court stayed proceedings in the action due to the filing on May 12, 1997 of a Chapter 7 Petition under the U.S. Bankruptcy Code by plaintiff. After further proceedings in the bankruptcy court on the part of the plaintiff, the Court lifted the stay and restored the matter to the docket. On August 25, 1998, SMEI answered the amended complaint, denying its material allegations, asserting affirmative defenses and demanding judgment against the plaintiffs.

        On September 30, 1997, a purported class action was commenced in the United States District Court for the Central District of California entitled Chandu Dani d/b/a Compact Disc Warehouse and Record Revolution v. EMI Music Distribution, Inc., Sony Music Entertainment, Inc., Warner Elektra Atlantic Corporation, Universal Music and Video Distribution, Bertelsmann Music Group, Inc. and PolyGram Group Distribution, Inc., No. 97-7226. On October 16, 1997, plaintiffs filed a first amended complaint. Plaintiffs, purporting to represent a class of direct purchasers of CDs, allege that defendants violated the federal and state antitrust laws by engaging in a conspiracy to fix the prices of CDs and seek an injunction and treble damages. On December 22, 1997, SMEI answered the amended complaint, denying its material allegations, asserting affirmative defenses and demanding judgment against the plaintiffs. On April 22, 1998, the Judicial Panel on Multidistrict Litigation consolidated for pretrial purposes this action with a number of other actions asserting essentially the same claims filed in the federal district courts under the caption In Re Compact Disc Antitrust Litigation, and assigned the coordinated case to the U.S. District Court for the Central District of California. (In August 1998, plaintiffs' counsel asked that the Digital action be added to the coordinated proceedings as a "tag-along" action.) The Court has expressed a preference that the parties undertake discovery on an informal basis, and the parties are in the process of negotiating appropriate discovery procedures.

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

        On October 24, 1996, the Italian Competition and Market Commission (the "ICMC") commenced an investigation against Warner Music Italia S.p.A., PolyGram Italia S.r.l., EMI Music Italy S.p.A., BMG Ricordi S.p.A., Sony Music Entertainment S.p.A., and the Italian Music Industry Federation regarding prices of CDs sold in Italy by those companies. On October 9, 1997, the ICMC issued an administrative decision concluding, in part, that those record companies had agreed on a uniform commercial structure for CDs sold to dealers. The ICMC imposed monetary sanctions on each of the record companies identified above, including a penalty against Sony Music Entertainment S.p.A. in the amount of 1,495,952,000 Italian Lira. Each of the record companies appealed the ICMC's order to the Regional Administrative Court of Lazio, which denied the appeal. The record companies are considering possible further steps.

        In October 1993, 15 music performers or representatives of deceased performers, on behalf of an alleged similarly-situated class, filed suit in the United States District Court for the Northern District of Georgia against approximately 50 record companies, including SMEI. (Samuel D. Moore, et al. v. American Federation of Television and Radio Artists, et al., No. 93-Civ-2358). Plaintiffs claimed that the recording companies under-reported and under-contributed to the Fund, in violation of ERISA, in breach of contract and fiduciary duty, through fraud and embezzlement, and in violation of RICO, and that the American Federation of Television and Radio Artists ("AFTRA") (their union), and the AFTRA Health and Retirement Fund (the "Fund") had breached their fiduciary duties and acted in violation of ERISA in failing to enforce the recording companies' obligations. Plaintiffs sought substantial, but unquantified, monetary damages, treble damages, attorneys' fees and costs and the imposition of a constructive trust over their master recordings. The Court has dismissed all claims against AFTRA. The Court also consolidated with this action a second, similar lawsuit, commenced by the same plaintiffs in the United States District Court for the Southern District of New York. Through various Orders during this litigation, the Court has granted the record company defendants' motion to dismiss the ERISA claims but denied the defendants' motion to dismiss state law claims for breach of contract and fraud and a motion for summary judgement on the RICO claims. The Court has also declined to dismiss the claims against the Fund and the Fund Trustees. On January 20, 1998, the Court denied plaintiffs' motions for class certification of the remaining claims against the record company defendants and against the Fund and Fund Trustees. Accordingly, the case is now limited to the individual remaining claims of the 15 named plaintiffs. By Order dated June 22, 1998, the Court granted plaintiffs' motion to certify its order denying class certification for appeal to the Eleventh Circuit Court of Appeals, and granted plaintiffs' motion for entry of judgement pursuant to Rule 54(b) in favor of the recording company defendants on the ERISA claims. On October 6, 1998, the Eleventh Circuit accepted interlocutory review of the District Court's Order denying class certification and consolidated that appeal with the appeal of the dismissal of the plaintiffs' ERISA claims. Briefing is in process in respect of these appeals.

        In addition, Sony Corporation and certain of its subsidiaries are defendants in several ongoing and pending lawsuits. However, based upon the information currently available to Sony, management of Sony believes that damages from such lawsuits, if any, would not have a material effect on Sony's consolidated financial position.

Item 4.   Control of Registrant

 (a) To the knowledge of Sony Corporation, it is not directly or indirectly owned or controlled by any other corporation or by the Japanese government or any foreign government.

 (b) (1) To the knowledge of Sony Corporation, no person owns of record or beneficially more than 10% of the outstanding Common Stock.

     (2) The total number of shares of Sony Corporation's Common Stock beneficially owned by the Directors, Statutory Auditors, and Executive Officers (See Item 10.) as of May 31, 1999 was as follows:

                                        Number of Shares                                                Percentage
         Title of Class            Identity of Person or Group          Beneficially Owned                 of Class
         --------------            ---------------------------          ------------------              --------------
                                                                           (in thousands)

           Common                 Directors, Statutory Auditors,                 1,375                       0.3%
            Stock                    and Executive Officers

 (c) As far as is known to Sony Corporation, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Sony Corporation.

Item 5.   Nature of Trading Market

        The primary markets for Sony Corporation's Common Stock are the Tokyo Stock Exchange (the "TSE") in the form of Common Stock and the New York Stock Exchange (the "NYSE") in the form of American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs"). Each ADS represents one share of Common Stock.

        Sony Corporation's Common Stock, par value 50 yen per share, has been listed on the TSE since 1958, and is also listed on the four other stock exchanges in Japan: Osaka, Nagoya, Fukuoka and Sapporo. In addition, Sony Corporation's Common Stock is listed on the following stock exchanges outside
Japan: Pacific, Chicago, Toronto, London, Paris, Frankfurt, Dusseldorf, Brussels, Vienna, and Swiss.

        Sony Corporation's ADRs have been traded in the U.S. since 1961 and have been listed on the NYSE since 1970. Sony Corporation's ADRs are issued and exchanged by Morgan Guaranty Trust Company of New York, as Depositary.

        As of March 31, 1999, there were 410,439,111 shares of Common Stock outstanding, of which 27,812,255 shares were in the form of ADRs and 45,926,720 shares were held of record in the form of Common Stock by residents in the U.S. The number of registered ADR holders was 7,328 and the number of registered holders of shares of Common Stock in the U.S. was 303.

        The following table sets forth for the periods indicated the reported high and low sales prices of Sony Corporation's Common Stock on the TSE and the reported high and low sales prices of ADSs on the NYSE.

                                  Tokyo Stock                                   New York Stock
                                  Exchange Price                                Exchange Price
                                  Per Share of                                  Per American
                                  Common Stock                                  Depositary Share
                               High               Low                   High                    Low
The fiscal year ended March 31, 1998
     1st   quarter          10,100   yen        8,520   yen           88     7/8 dollars      69    1/2  dollars
     2nd   quarter          12,600              9,550                103   11/16              85   1/16
     3rd   quarter          12,200              9,320                 98    7/16              74    1/2
     4th   quarter          12,700             10,400                 97    3/16              82   5/16

The fiscal year ended March 31, 1999
     1st   quarter          12,040   yen       10,430   yen           89    5/16 dollars      77    1/2  dollars
     2nd   quarter          13,490              8,760                 97                      66  15/16
     3rd   quarter           9,420              7,230                 76     7/8              60    1/4
     4th   quarter          11,930              7,290                100     3/4              65    1/2


Item 6.   Exchange Controls and Other Limitations Affecting Security Holders

(a) Japanese Foreign Exchange Controls

       Effective from April 1, 1998 the Foreign Exchange and Foreign Trade Control Law was amended and the title of the statute was changed to the Foreign Exchange and Foreign Trade Law. Under the amended Law all aspects of regulations on foreign exchange and foreign trade transactions which were subject to licensing or other approval or prior notification requirements are, with minor exception relating to certain inward direct investment (which is not generally applicable to Sony Corporation's shares), now subject to the post facto reporting requirements. However, the Minister of Finance has the power to impose a licensing requirement for certain transactions in limited circumstances.

(b) Description of Common Stock

       Set forth below is certain information relating to the Common Stock of Sony Corporation, including brief summaries of certain provisions of Sony Corporation's Articles of Incorporation and Shares Handling Regulations, as currently in effect, and of the Commercial Code of Japan relating to a joint stock company (Kabushiki Kaisha) and certain related legislation.

    General

       The presently authorized capital stock of Sony Corporation is 1,350,000,000 shares, which may be issued with a par value or without a par value. The Commercial Code requires that shares be in registered form. Under the Commercial Code shares are transferable by delivery of share certificates, but in order to assert shareholders' rights against Sony Corporation, the transferee must have his name registered in Sony Corporation's register of shareholders. All of the presently outstanding shares of Sony Corporation are of a par value of 50 yen per share. Sony Corporation may, by a resolution of the Board of Directors, convert par value shares into non-par value shares or vice versa. Shareholders are required to file their names, addresses and seals with The Toyo Trust and Banking Company, Limited, the transfer agent for Sony Corporation's Common Stock, and shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan; these requirements do not apply to the holders of ADRs.

       The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to the shares of Common Stock of Sony Corporation. Pursuant to this system a holder of shares of Common Stock is able to choose, at his discretion, to participate in this system and all certificates of shares of Common Stock elected to be placed into this system are deposited with the central clearing system and all such shares are registered in the name of the clearing house in Sony Corporation's register of shareholders. Each participating shareholder is in turn registered in the register of beneficial shareholders and treated in the same manner as shareholders registered in Sony Corporation's register of shareholders.

    Dividends

       The Articles of Incorporation of Sony Corporation provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to the shareholders of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Statutory Auditors of Sony Corporation and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June of each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Statutory Auditors. In addition to annual dividends, the Board of Directors of Sony Corporation may by resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an "interim dividend") to shareholders who are registered in Sony Corporation's register of shareholders at September 30 of each year, subject to the limitations described below.

       The Commercial Code provides that a company may not make any distribution of profits by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period until the legal reserve is one-quarter of its stated capital. Under the Commercial Code Sony Corporation is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of (i) its stated capital, (ii) its additional paid-in capital, (iii) its accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the fiscal period concerned, and
    (v) the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development expense over the aggregate of amounts referred to in (ii),
    (iii) and (iv) above. If Sony Corporation has on its balance sheet a number of shares of its Common Stock which Sony Corporation has acquired for the purpose of transferring the same to its Directors and/or employees but such shares are not yet so transferred, the book value of such shares shall be deducted from the amount available for payment of dividends. In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of Sony Corporation's accounts, but adjusted to reflect any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i), (ii), (iii), (iv) and (v) above, and, in addition to the deduction referred to in the immediately preceding sentence, if Sony Corporation's shareholders have adopted a resolution for Sony Corporation's purchase of shares of its Common Stock for the purpose of transferring the same to its Directors and/or employees or for the purpose of retiring the same with retained earnings, the total amount of purchase price authorized by such resolution shall, so long as such resolution has not expired, and whether or not such purchase has been effected, be deducted from the amount available for interim dividends.

       The Commercial Code as currently in effect does not provide for "stock dividends". However, under the Code, the shareholders may by resolution transfer any amount which is distributable as dividends to stated capital and the Board of Directors may by resolution issue additional shares by way of a stock split, up to the aggregate par value equal to the amount so transferred; thus, the same effect as a stock dividend can be achieved.

       In Japan the "ex-dividend" date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

    Transfer of Additional Paid-in Capital and Legal Reserve to Stated Capital and Stock Splits (Free Share Distributions)

       When Sony Corporation issues new shares of Common Stock, the entire amount of the issue price of such new shares is required to be accounted for as stated capital, provided that Sony Corporation may account for an amount not exceeding one-half of such issue price as additional paid-in capital (subject to the remainder being not less than the total par value of the new shares being issued). The Board of Directors may transfer the whole or any part of additional paid-in capital and legal reserve to stated capital and grant to shareholders additional shares of Common Stock free of charge by way of a stock split, without affecting the par value thereof, with reference to the whole or any part of the amount of additional paid-in capital and legal reserve so transferred to stated capital; such additional shares may also be granted by reference to the amount representing the portion of the issue price of shares of Common Stock in excess of the par value thereof which has been accounted for as stated capital.

       The Commercial Code permits Sony Corporation to make a partially free distribution to shareholders by way of a rights issue at a subscription price per share which is less than the par value thereof if (a) the difference between the subscription price and the par value does not exceed the amount of the stated capital minus the aggregate par value of all outstanding shares, divided by the number of new shares to be issued pursuant to such rights issue, (b) the sum of the net assets of Sony Corporation (as appearing on the latest balance sheet) and the total subscription price, divided by the number of the shares outstanding immediately after the issue of the new shares, is at least 50 yen and (c) the subscription rights are made transferable. In order to satisfy the requirement mentioned in (a) above, the Board of Directors may transfer the whole or any part of additional paid-in capital or legal reserve to stated capital.

    General Meeting of Shareholders

       The ordinary general meeting of shareholders to settle accounts of Sony Corporation for each fiscal period is normally held in June of each year in Shinagawa-ku, Tokyo, Japan. In addition, Sony Corporation may hold an extraordinary general meeting of shareholders by giving at least two weeks' advance notice to shareholders.

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

    Voting Rights

       A shareholder is entitled to one vote per share subject to the limitations on voting rights set forth in the following paragraph and ""Unit" Share System -Voting rights of a holder of shares representing less than one unit" below. Except as otherwise provided by law or by Sony Corporation's Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and Sony Corporation's Articles of Incorporation provide, however, that the quorum for the election of Directors and Statutory Auditors shall not be less than one-third of the total number of outstanding shares having voting rights. Sony Corporation's shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding shares are directly or indirectly owned by Sony Corporation, may not exercise its voting rights in respect of the shares of Sony Corporation. Sony Corporation has no voting rights with respect to its own Common Stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. Sony Corporation's shareholders also may cast their votes in writing.

       The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including an increase in the total number of shares authorized to be issued, a reduction of the stated capital, the removal of a Director or Statutory Auditor, dissolution, merger or consolidation of Sony Corporation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation, any offering of new shares at a "specially favorable" price (or any offering of convertible bonds or debentures with "specially favorable" conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with "specially favorable" conditions) to persons other than shareholders or granting to Directors and/or employees rights to subscribe for new shares if the Articles of Incorporation so permits, the quorum shall be a majority of the total number of shares having voting rights outstanding and the approval of the holders of at least two-thirds of the shares having voting rights represented at the meeting is required (the "special shareholders resolution").

    Subscription Rights

       Holders of Sony Corporation's Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a "specially favorable" price mentioned above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as of a record date of which not less than two weeks' public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

       Rights to subscribe for new shares may be made generally transferable by the Board of Directors. Whether Sony Corporation will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings. If subscription rights are not made generally transferable, transfers by a non-resident of Japan or a corporation organized under the laws of a foreign country or whose principal office is located in a foreign country will be enforceable against Sony Corporation and third parties only if Sony Corporation's prior written consent to each such transfer is obtained. When such consent is necessary in the future for the transfer of subscription rights, Sony Corporation intends to consent, on request, to all such transfers by such a non-resident or foreign corporation.

       The Commercial Code permits a company to provide in its articles of incorporation that it may, by a special shareholders resolution, grant to its directors and/or employees rights to subscribe for new shares if there exists a justifiable reason. Sony Corporation has provided such a provision in its Articles of Incorporation, and, therefore, may, if there exists a justifiable reason, by a special shareholders resolution (which is effective for one year) grant to its Directors and/or employees rights to subscribe for new shares (in aggregate (together with the number of shares issuable upon exercise of all outstanding subscription rights which have been granted to Directors and/or employees, if any) not more than 10% of the total issued and outstanding shares) to particular Directors and/or employees designated by such resolution which rights may be made exercisable not more than ten years from the resolution in accordance with the terms approved by the resolution. Such special shareholders resolution cannot be taken if shareholders have already adopted a resolution for repurchase by Sony Corporation of its shares for the purpose of transferring the same to its Directors and/or employees by way of a stock option and any such stock option is outstanding unexercised. No such special shareholders resolution has been adopted by Sony Corporation's shareholders.

    Dilution

       In the future it is possible that market conditions and other factors might make a rights offering to shareholders at par or substantially below the market price of shares of Common Stock desirable. If the number of shares offered in a rights offering is substantial in relation to the number of shares outstanding and the market price exceeds the subscription price at the time of the offering, a shareholder who does not exercise and is unable otherwise to realize the full value of his subscription rights would suffer economic dilution of his equity interest in Sony Corporation. If the rights to subscribe for new shares are granted to Sony Corporation's Directors and/or employees which rights are exercisable at a price below the market price of the shares and the number of shares issuable upon such exercise is substantial, existing shareholders' equity interest in Sony Corporation will be diluted.

    Liquidation Rights

       In the event of a liquidation of Sony Corporation, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the shareholders in proportion to the respective numbers of shares held.

    Liability to Further Calls or Assessments

       All Sony Corporation's presently outstanding shares of Common Stock including shares represented by the American Depository Shares are fully paid and non-assessable.

    Transfer Agent

       The Toyo Trust and Banking Company, Limited is the transfer agent for Sony Corporation's Common Stock; as such transfer agent, it keeps Sony Corporation's register of shareholders in its office at 10-11, Higashisuna 7-chome, Koto-ku, Tokyo, Japan, and makes transfer of record ownership upon presentation of the certificates representing the transferred shares.

    Record Date

       March 31 is the record date for Sony Corporation's year-end dividends. The shareholders who are registered as the holders of 100 shares or more in Sony Corporation's register of shareholders at the end of each March 31 are also entitled to exercise shareholders' rights at the ordinary general meeting of shareholders with respect to the fiscal period ending on such March 31. September 30 is the record date for interim dividends. In addition, Sony Corporation may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks' public notice.

       The price of the shares generally goes ex-dividend or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

    Repurchase by Sony Corporation of its Common Stock

       Except as otherwise permitted by the Commercial Code and the Law of Special Exception to the Commercial Code Concerning Retirement of Shares (the "Special Retirement Law") as set out below, Sony Corporation or any of its subsidiaries cannot acquire Sony Corporation's Common Stock except by means of a reduction of capital in the manner provided in the Commercial Code. Sony Corporation may acquire, its Common Stock in response to a shareholder's request for purchase of his shares representing less than one unit. See ""Unit" Share System -- Right of a holder of shares representing less than one unit to require Sony Corporation to purchase such shares" below. Shares so purchased must be sold or otherwise transferred to a third party within a reasonable period thereafter.

       Under the Commercial Code and the Special Retirement Law Sony Corporation may acquire its Common Stock for the following purposes, subject to the authorization of shareholders at an ordinary general meeting (and if the Articles of Incorporation provide that the shares may be purchased for the purpose of retirement by resolution of the Board of Directors if the Board deems it necessary to do so in view of general economic condition, the business and financial condition of Sony Corporation and other factors, by the resolution of the Board of Directors): (1) for the purpose of transferring the same to its Directors and/or employees if there exists a justifiable reason; and (2) for the purpose of retirement thereof with retained earnings. Acquisition by Sony Corporation of shares of its Common Stock for the above purposes is subject to, among other things, the following restrictions: (a) the number of shares to be acquired does not exceed 10% of all issued and outstanding shares (except in the case of purchase of shares for retirement pursuant to shareholders' authorization); (b) the total purchase price does not exceed the amount of the retained earnings available for dividend payment minus the amount to be paid by way of appropriation of retained earnings for the fiscal year and, if any amount of retained earnings is to be capitalized, such amount (if the purchase is made pursuant to the resolution of the Board of Directors as referred to in the parentheses above, one-half of such permitted amount); and (c) acquisition shall be made through a stock exchange transaction or by way of tender offer. No such acquisition pursuant to a resolution of the Board of Directors may be made after the conclusion of the ordinary general meeting of shareholders for the fiscal year ending immediately after the Board resolution. Sony Corporation's shareholders have not given an authorization for the acquisition of shares pursuant to (1) above. Sony Corporation's Articles of Incorporation provide that Sony Corporation may purchase shares of its Common Stock not exceeding 30,000,000 shares by resolution of the Board of Directors for the purpose of retirement thereof with retained earnings. No Board resolution has been adopted for this purpose.

       The Special Retirement Law was amended in March 1998 enabling Sony Corporation to acquire its own shares for the purpose of retiring the same with additional paid-in capital by resolution of the Board of Directors if the Articles of Incorporation so provide and if the Board deems it necessary to do so in view of general economic condition, the business and financial condition of Sony Corporation and other factors. In June 1998, Sony Corporation amended its Articles of Incorporation to provide that Sony Corporation may purchase shares of its Common Stock not exceeding 30,000,000 shares with the total purchase price not exceeding 400 billion yen by resolution of the Board of Directors for the purpose of retiring the same with additional paid-in capital. The acquisition of shares under this authorization is subject to the restriction that (x) the total amount of the purchase price does not exceed the total amount of additional paid-in capital and accumulated legal reserve minus the amount equal to one-fourth of stated capital, and (y) if the aggregate of the amounts of (i) through
    (v) referred to under "Dividends" above and the amount of interim dividend distributed exceeds the net assets appearing on the balance sheets as at the latest closing of Sony Corporation's accounts, no purchase of shares for this purpose can be made. No Board resolution has been adopted for this purpose.

    "Unit" Share System

       Pursuant to the Commercial Code Sony Corporation has adopted 100 shares as one unit of shares.

    Transferability of shares representing less than one unit

       Certificates for shares representing less than one unit may only be issued in certain limited circumstances. Since the transfer of shares normally requires delivery of the certificates therefor, fractions of a unit for which no share certificates are issued are not transferable. Shares representing less than one unit for which share certificates have been issued continue to be transferable, but the transfer may be registered in Sony Corporation's register of shareholders only if the transferee is already a registered shareholder (whether in respect of units or of shares representing less than one unit).

       Because transfer of ADRs does not require changes in the ownership of the underlying shares of Common Stock, holders of ADRs evidencing ADSs that constitute less than one unit of Common Stock are not affected by such restrictions in their ability to transfer such ADRs. However, because transfers of less than one unit of the underlying shares of Common Stock are normally prohibited under the unit share system, under the Deposit Agreement relating to the ADRs, the right of ADR holders to surrender their ADRs and withdraw the underlying shares of Common Stock for sale in Japan may only be exercised as to whole units of Common Stock.

    Right of a holder of shares representing less than one unit to require Sony Corporation to purchase such shares

       A holder of shares representing less than one unit may at any time require Sony Corporation to purchase such shares at their last reported sale price on the Tokyo Stock Exchange on the day when such request is made or, if no sale takes place on the Tokyo Stock Exchange on such day, the price at which the first sale of the shares is effected on the Tokyo Stock Exchange thereafter, less applicable brokerage commissions.

    Other rights of a holder of shares representing less than one unit

       A holder of shares representing less than one unit has the following rights in respect of such shares: (i) the right to receive dividends (including interim dividends), (ii) the right to receive shares and/or cash by way of a stock split or upon consolidation or subdivision of shares or upon a capital decrease or merger of Sony Corporation, (iii) the right to be allotted subscription rights with respect to new shares, convertible bonds and bonds with warrants to subscribe for shares when such rights are granted to shareholders, (iv) the right to participate in the distribution of surplus assets in the event of the liquidation of Sony Corporation, and (v) the right to require Sony Corporation to issue replacement share certificates for lost, stolen or destroyed share certificates. All other rights, including voting rights, cannot be exercised with respect to shares representing less than one unit.

    Voting rights of a holder of shares representing less than one unit

       A holder of shares representing less than one unit cannot exercise any voting rights with respect to such shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit is excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each such share, except as stated in "Voting Rights" above.

    Consolidation by operation of law of shares constituting one unit into one share

       The unit share system is intended to be an interim measure with a view ultimately to realize shares of a much higher denomination than at present. On a date to be specified by separate legislation, the shares comprising one unit will be deemed to be consolidated into one share. Presently it is not known when the bill specifying such date will be submitted to the Japanese parliament. If the consolidation takes place, the holder of any fractional share constituting one-hundredth of one share or any integral multiple thereof, which may result from such consideration, will be registered as the holder thereof in the register of fractional shares and the holder of any fraction representing less than a whole hundredth of one share will be entitled to receive a cash payment. A registered holder of fractional shares may request that a company issue certificates therefor, unless its articles of incorporation provide otherwise, in which case such holder may request that Sony Corporation purchase such fractional shares. Fractional shares will not carry voting rights and, unless such company's articles of incorporation provide otherwise, the entitlement thereof will be limited and will not include the right to receive dividends.

       A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than a whole unit. Although, as discussed above, under the unit share system holders of less than a unit have the right to require Sony Corporation to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of Common Stock representing less than one unit and, therefore, are unable, as a practical matter, to exercise the right to require Sony Corporation to purchase such underlying shares. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots of less than one unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

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

       A similar report must also be made in respect of any subsequent change of 1% or more in any such holding with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

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

       For purposes of the Convention and the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. holders of ADRs will be treated as the owners of the Common Stock underlying the ADSs evidenced by the ADRs. For purpose of this discussion, a "U.S. holder" is a holder that (i) is a resident of the United States for purposes of the Convention, (ii) does not maintain a permanent establishment or fixed base in Japan to which ADRs or Common Stock are attributable and through which the beneficial owner carries on or has carried on business (or in the case of an individual, performs or has performed independent personal services) and (iii) who is not otherwise ineligible for benefits under the Convension with respect to income and gain derived in connection with the ADRs or Common Stock.

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

       If Sony Corporation purchases shares of its Common Stock by way of a tender offer for the purpose of retirement with retained earnings as described under "Item 6. Exchange Controls and Other Limitations Affecting Security Holders (b) Description of Common Stock - Repurchase by Sony Corporation of its Common Stock" and so retires such shares, the selling shareholders are deemed to have received a dividend in an amount equal to the selling price less the aggregate of the stated capital and the additional paid-in capital attributable to the shares so sold, except that if such retirement is made on or before March 31, 2001, no such dividend is deemed to have been received but the entire profits realized by the selling shareholders from such sales are treated as gains realized from the ordinary sales of the shares and is subject to income tax or corporation tax, as appropriate. In addition, when shares acquired by Sony Corporation (whether by way of a tender offer or otherwise) for the purpose of retirement with retained earnings are retired by Sony Corporation with retained earnings, the shareholders existing at the time of such retirement are deemed to have received a dividend in an amount equal to the amount of the stated capital attributable to the retired shares and calculated in proportion to each shareholder's shares at the time of such retirement, except that if such retirement is made on or before March 31, 2001, no income tax is payable with respect to such portion deemed as a dividend. If Sony Corporation purchases shares of its Common Stock for the purpose of retirement with additional paid-in capital and so retires such shares, the entire profits realized by the selling shareholders from such sales are treated as gains realized from ordinary sales of the shares and is subject to income tax or corporation tax, as appropriate. In this case, no taxable event is deemed to accrue from such retirement to the shareholders existing at the time of retirement.

United States Taxation of Common Stock or ADRs

       Dividends received by an U.S. holder of ADRs or Common Stock will be includable in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes.

       Subject to limitations set out in the Code, a U.S. holder of ADRs or Common Stock of Sony Corporation will be entitled to a credit for Japanese tax withheld in accordance with the Convention from dividends paid by Sony Corporation. For purposes of the foreign tax credit limitation, dividends will be foreign source income, but will constitute "passive" or "financial services" income.

       Dividends paid by Sony Corporation to U.S. corporate holders of ADRs or Common Stock will not be eligible for the dividends-received deduction.

Item 8.   Selected Financial Data

                                                                 Year ended March 31
                             ---------------------------------------------------------------------------------------------
                                   1995               1996               1997               1998               1999
                             -----------------  -----------------  -----------------  -----------------  -----------------
                                          (Millions of yen except per share amounts and yen exchange rates)

FOR THE YEAR
 Sales and operating                3,990,583          4,592,565          5,663,134          6,755,490          6,794,619
   revenue
 Operating income (loss)             (166,640)           235,324            370,330            520,210            338,649

 Income (loss)                       (220,948)           138,159            312,429            453,749            368,128
   before income taxes
 Net income (loss)                   (293,356)            54,252            139,460            222,068            179,004

 Depreciation                         226,984**          227,316            266,532            301,665            307,173
   and amortization*
 Capital expenditures                 250,678            251,197            298,078            387,955            353,730
   (additions to fixed
      assets)

 Research and development             239,164            257,326            282,569            318,044            375,314
   expenses
-------------------------------------------------------------------------------------------------------------------------
 Per share:
   Net income (loss)

     Basic                             (784.7)             145.1              367.7              557.7              436.9
     Diluted                           (784.7)             134.0              309.2              483.4              391.0
   Cash dividends declared

     Interim                            25.00              25.00              25.00              25.00              25.00
                                 (24.88cents)       (24.48cents)       (21.93cents)       (19.23cents)       (20.26cents)

     Year-end                           25.00              25.00              30.00              35.00              25.00
                                 (29.40cents)       (22.77cents)       (26.15cents)       (24.41cents)                (-)
-------------------------------------------------------------------------------------------------------------------------
AT YEAR-END

 Net working capital                  537,733            816,361            843,500          1,151,152          1,126,848
 Long-term debt                       906,486          1,203,592          1,099,765          1,104,420          1,037,460
 Stockholders' equity               1,007,802          1,169,147          1,459,332          1,815,555          1,823,665
 Stockholders' equity                2,695.31           3,125.53           3,798.62           4,461.39           4,448.69
   per share

 Total assets                       4,223,914          5,045,699          5,680,246          6,403,043          6,299,053
-------------------------------------------------------------------------------------------------------------------------
 Number of shares outstanding in thousands:
   At year-end                        373,911            374,068            384,185            407,195            410,439
-------------------------------------------------------------------------------------------------------------------------
 Yen exchange rates per U.S. dollar:
   At year-end                          86.85             107.00             123.72             133.20             118.43
   Average                              99.30              96.43             112.52             122.78             128.19
   High                                 86.85              81.12             104.49             111.42             108.83
   Low                                 105.38             107.29             124.54             133.99             147.14

  *     Including amortization of deferred insurance acquisition costs
  **    Excluding write-off of goodwill

Notes to Selected Financial Data:

1. Basic net income (loss) per share (EPS) is computed based on the average number of shares of common stock outstanding during each period and diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

2. Cash dividends per share for the year ended March 31, 1999 include a year-end dividend of 25 yen, which is subject to approval of the ordinary general meeting of shareholders to be held on June 29, 1999.

3. Cash dividends declared in U.S. dollars are based on the exchange rates at each respective payment date.

4. Income before income taxes and net income figures for the fiscal year ended March 31, 1999 include gains of 58.7 billion yen and 30.7 billion yen, respectively, which resulted from a contribution of securities to an outside trust for employee retirement benefit purposes.

5. The consolidated results for the fiscal year ended March 31, 1995 reflect the write-off of goodwill of 265 billion yen in the Pictures segment and losses in the Pictures segment of approximately 50 billion yen arising from a combination of unusual items, such as abandoning a large number of projects in development and providing for settlement of outstanding lawsuits and contract claims.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES

Debt Finance and Liquidity Management

       Sony's financial policy is to maintain the strength of its balance sheet while assuring adequate liquidity and financing for its operations. Among Sony's principal objectives in fulfilling that policy are seeking to assure liquidity by maintaining adequate liquid assets and, to avoid excessive use of its balance sheet, committed facilities, assuring that long-term funding requirements are financed with long-term financing and administering its financial requirements on a regional basis.

       It is a principal policy of Sony to keep total liquid assets equal to at least 80% of the sum of the amount of the largest expected monthly gross sales and the amount of the largest expected monthly debt redemption during the year. Liquid assets consist of cash and cash equivalents, time deposits, and marketable securities. In addition to these, Sony also includes committed lines as liquid assets because funds are available from such lines during the period of the contracts. By utilizing committed lines, Sony intends to reduce excess cash items, in order to enhance the efficiency of its use of assets. Sony, including its finance subsidiaries, has entered into contracts for committed lines with banks in a total amount of 230.9 billion yen at March 31, 1999. As a principal policy, Sony selects banks rated "C" or above in Moody's Bank Financial Strength ratings for its contracts for committed lines, and enters into contracts with banks rated "A" or "B" with respect to more than 70% of the total amount.

       Sony's primary financial policy for debt financing is to match the duration of its funding requirements to the terms of its debt. Long-term debt financing is utilized to meet basic funding requirements, such as for investments in manufacturing facilities. Sony funds its short-term requirements with a combination of short-term and long-term financing. Sony uses long-term debt to fund a portion of its short-term requirements because such funds are necessary on an ongoing basis. Sony's long-term debt principally comprises notes including convertible bonds. Sony issued 1.5 billion U.S. dollars of unsecured Notes in a global bond offering in March 1998. In addition, Sony's finance subsidiary in the U.S. maintains a 3 billion U.S. dollar medium term note ("MTN") program and a 2 billion U.S. dollar Euro MTN program. In addition, Sony's finance subsidiary in the United Kingdom maintains a 1 billion U.S. dollar Euro MTN program. At March 31, 1999, the total outstanding balance of MTNs was 172.7 billion yen. Sony maintains its flexible financing ability in each market through these programs. In addition to the above, SPE financed approximately 39.7 billion yen during the fiscal year ended March 31,1999 in Germany for its film production in the form of a film financing through a limited partnership associated with certain third party investors.

       In the U.S., Europe, and Asia, Sony carries out financing functions regionally through its finance subsidiaries in order to minimize interest expenses and manage liquidity efficiently. Finance subsidiaries in the U.S. and the United Kingdom have U.S. commercial paper ("CP") programs of 6 billion U.S. dollars and 1 billion U.S. dollars, respectively, and finance requirements for operating funds through these programs. During the year, peak month-end outstanding balances were approximately 131.4 billion yen and approximately 55.5 billion yen, respectively. In Japan, Sony Corporation centralizes cash management functions of its subsidiaries, excluding Sony Life Insurance Co., Ltd. and listed subsidiaries, through inter-company loans and deposits, and maintains 300 billion yen of Japanese CP issuance capacity. There was no CP issuance during the year. Furthermore, in the U.S., Sony set up a 0.9 billion U.S. dollar accounts receivable financing facility to enhance its short-term financing capacity.

       Sony's financial condition remains strong. Sony believes that its cash, other liquid assets, free cash flows and access to capital markets, taken together, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of existing businesses and development of new projects.

Assets, Liabilities, and Stockholders' Equity

       Total assets decreased by 104.0 billion yen, or 1.6%, to 6,299.1 billion yen at March 31, 1999. This was principally attributable to the appreciation of the yen at the end of the fiscal year compared with the previous fiscal year-end, while investment assets and deferred insurance acquisition costs increased as a result of net increases in life insurance-in-force. (It is estimated that total assets would have increased by approximately 3% compared with the previous fiscal year-end if the value of the yen had remained the same at March 31, 1999 as at the previous fiscal year-end.)

       Current assets decreased by 198.1 billion yen, or 6.1%, to 3,069.4 billion yen at March 31, 1999. Among current assets, liquid assets, comprising cash and cash equivalents, time deposits, and marketable securities increased. Cash and cash equivalents increased and marketable securities decreased because Sony Corporation shifted its short-term investments from marketable securities to cash equivalents. Notes and accounts receivable, trade decreased by 95.2 billion yen, or 7.7%, to 1,135.6 billion yen at March 31, 1999 principally due to the appreciation of the yen. Inventories decreased by 116.0 billion yen, or 11.7%, to 877.9 billion yen at March 31, 1999. Sony aggressively reduced production volume in the second half of the fiscal year and further promoted supply chain management. In addition, appreciation of the yen also impacted the decrease in inventories. However, the inventory turnover ratio to cost of sales (based on the average of inventories at March 31, 1998 and 1999) remained 2.42 months, which was the same level of the previous fiscal year.

       Investments and advances increased by 130.3 billion yen, or 15.3%, to
980.7 billion yen at March 31, 1999. This was principally due to an increase in investment assets in the Insurance business and the deconsolidation of the Pictures business' Theatrical exhibition group, Loews Theatres, due to the merger of Loews Theatres with Cineplex Odeon Corporation creating Loews Cineplex Entertainment Corporation ("Loews") during the fiscal year ended March 31, 1999. As a result of the merger, Loews is now reported on the equity basis. (Investment in Loews at March 31, 1999 was 30.7 billion yen.) In addition, Sony invested 27.4 billion yen in General Instrument Corp. ("GI"), 15.1 billion yen in Telemundo group ("Telemundo"), and 11.0 billion yen in S.T. Liquid Crystal Display Corp. ("ST-LCD"). This increase was partially offset by the contribution of marketable equity securities held by Sony Corporation to an employee retirement benefit trust (refer to Note 8 of Notes to Consolidated Financial Statements).

       Tangible fixed assets decreased by 97.4 billion yen, or 7.2%, to 1,249.8 billion yen at March 31, 1999, due principally to the impact of the deconsolidation of Loews Theatres in connection with the aforementioned merger of the Theatrical exhibition group.

       Total current and long-term liabilities decreased by 122.4 billion yen, or 2.7%, to 4,339.3 billion yen at March 31, 1999. (It is estimated that total liabilities would have increased by approximately 0.1% compared with the previous fiscal year-end if the value of the yen had remained the same as at the previous fiscal year-end.) Among current liabilities, short-term borrowings and debt declined sharply, principally due to the redemption of debt by subsidiaries in Japan and the U.S. Notes and accounts payable, trade declined due principally to the effect of reductions in production. Accrued income and other taxes decreased principally in line with Sony Corporation's decline in profit. Among long-term liabilities, the large decline in long-term debt was principally attributable to redemption of debt by subsidiaries in Japan and the U.S. and the conversion of convertible bonds of Sony Corporation. As a result, the total of short-term borrowings, current portion of long-term debt, and long-term debt declined by 137.7 billion yen, or 10.6%, to 1,166.2 billion yen at March 31, 1999. Accrued pension and severance costs decreased due to the aforementioned contribution of marketable securities to an employee retirement benefit trust. Future insurance policy benefits and other increased in line with net increases in life insurance-in-force.

       Stockholders' equity increased by 8.1 billion yen, or 0.4%, to 1,823.7 billion yen at March 31, 1999, mostly reflecting earnings. The ratio of stockholders' equity to total assets increased from 28.4% to 29.0%. Based on the number of shares outstanding at March 31, 1999, stockholders' equity per share declined to 4,448.69 yen from 4,461.39 yen at the previous fiscal year-end. Foreign currency translation adjustments at March 31, 1999 increased in amount as a reduction of stockholders' equity to 284.4 billion yen from 140.7 billion yen at the previous fiscal year-end, principally due to the yen's appreciation.

Cash Flows

       Cash and cash equivalents increased by 168.9 billion yen, or 39.9%, to
592.2 billion yen during the fiscal year ended March 31, 1999, which includes the negative effect of exchange rate changes on cash and cash equivalents of
14.9 billion yen.

       Net cash provided by operating activities during the fiscal year ended March 31, 1999 increased by 50.9 billion yen, or 8.3%, to 663.3 billion yen from the previous fiscal year. This increase was principally due to a decrease in inventories in the Electronics business and a decrease in notes and accounts receivable. This increase in net cash provided by operating activities was partially offset by a decrease in notes and accounts payable and a decrease in net income, which also included a 58.7 billion yen (pre-tax) non-cash item representing the aforementioned gain on securities contribution to employee retirement benefit trust. Depreciation and amortization increased by 5.5 billion yen, or 1.8%, to 307.2 billion yen. This comprises depreciation of fixed assets of 267.5 billion yen, amortization of intangible assets of 19.0 billion yen, and amortization of deferred insurance acquisition costs of 20.7 billion yen.

       Net cash used in investing activities during the fiscal year ended March 31, 1999 decreased by 231.4 billion yen, or 38.7%, to 367.3 billion yen. This decrease was principally attributable to a decrease in marketable securities of Sony Corporation and time deposits, along with proceeds from the merger of Loews Theatres with Cineplex Odeon Corporation.

       Payments for purchases of fixed assets during the year decreased by 9.7 billion yen, or 2.6%, to 368.4 billion yen. Capital expenditures (additions to fixed assets) decreased 34.2 billion yen, or 8.8%, to 353.7 billion yen. In the Electronics business, capital expenditures aggregated 252.4 billion yen, principally in the areas of semiconductors, displays, and recording media. Capital expenditures for the Music business amounted to 45.2 billion yen, principally for offices and plants in Japan. Capital expenditures for the fiscal year ending March 31, 2000 are expected to amount to approximately 430 billion yen. These expenditures include approximately 100 billion yen in connection with the next generation game console and an aggregate of approximately 240 billion yen in the Electronics business.

       Increase in payments for investments and advances and increase in proceeds from sales of investment securities and collection of advances are principally attributable to an active rebalancing of the portfolio in the Insurance business due to volatile bond market conditions in Japan during the year. Payments for investments and advances include the aforementioned investments in GI, Telemundo, and ST-LCD in the aggregated amount of 53.5 billion yen.

       Net cash used in financing activities during the fiscal year ended March 31, 1999 increased by 94.5 billion yen, or 532%, to 112.2 billion yen at March 31,1999. The increase was principally attributable to the increase in redemption of short-term debt and the decrease in long-term debt.

RESULTS OF OPERATIONS
(The fiscal year ended March 31, 1999 compared to the fiscal year ended March 31, 1998)

       The general economic and operating environment further worsened toward the end of the fiscal year ended March 31, 1999, reflecting factors which included economic weakness in Asia excluding Japan ("Asia"), Russia and Eastern Europe, and Latin America, as well as a rapid appreciation in the value of the yen in the second half of the year. Under these circumstances, Sony's consolidated sales and operating revenue ("sales") increased by only 0.6%, and operating income decreased by 34.9%. The low growth rate of sales was primarily attributable to declines in sales in the Electronics and Pictures businesses. On the other hand, sales in the Game, Music, Insurance, and Other businesses increased. The large decrease in operating income was primarily attributable to a substantial decline in profitability in the Electronics business. Operating income in the Electronics business declined sharply due to increases in cost of sales and selling, general and administrative expenses as well as the decrease in sales. Also, operating income in the Music and Insurance businesses decreased, while the Other business has posted operating losses for the second consecutive year. However, the Game business maintained positive momentum principally outside Japan. In the Pictures business, operating income also increased.

Impact of Foreign Exchange Fluctuations and Basic Countermeasures

       During the year, sales outside Japan accounted for approximately 72% of Sony's consolidated sales. Although the value of the yen against foreign currencies began rising sharply in October 1998, the average value of the yen depreciated 4.1%, 4.8%, and 5.8% against the U.S. dollar, British pound, and German marks, respectively, during the year (i.e., 127.0 yen, 207.7 yen, and 72.8 yen against the U.S. dollar, British pound, and German marks, respectively). This decline in the average value of the yen positively impacted the reported financial results translated into the yen. It is estimated that sales and operating income would have declined by approximately 2% and 49%, respectively, compared with the previous fiscal year if the value of the yen had remained the same as in the previous fiscal year. (Note that these estimates are obtained by applying the yen's average exchange rate in the previous fiscal year to foreign currency-denominated sales, cost of sales, and selling, general and administrative expenses of the fiscal year. Constant currency basis comparisons discussed in the Results by Business Segment below are also calculated in the same way as above.) However, the high volatility of the yen exchange rate made it difficult to manage global procurement of materials, manufacturing, and sales activities as planned, and adversely affected Sony's business results, particularly for the second half of the fiscal year.

       Sony employs foreign exchange forward contracts and foreign currency option contracts to hedge against foreign exchange risks that arise from its export and import transactions. Furthermore, particularly in the Electronics business, to minimize the adverse effects of foreign exchange fluctuations on its financial results and to reduce inventory and cost, Sony seeks, when appropriate, to localize material and parts procurement, design, and manufacturing operations outside Japan.

Sales

       During the year, sales rose by 39.1 billion yen, or 0.6%, to 6,794.6 billion yen compared with the previous fiscal year.

Cost of Sales and Selling, General and Administrative Expenses (Excluding the Insurance Business)

       During the year, cost of sales rose by 14.8 billion yen, or 0.3%, to 4,633.8 billion yen and the ratio of cost of sales to consolidated sales increased from 71.5% to 71.8%, primarily due to increases in research and development, personnel, and depreciation and amortization expenses. These increases were partially offset by decreases in expenses resulting from lower production volume. Research and development expenses increased by 57.3 billion yen, or 18.0%, to 375.3 billion yen, principally for technologies related to the next generation game console, semiconductors, broadcast-use equipment, and digital networks, and rose from 4.9% to 5.8% as a percentage of sales.

       Selling, general and administrative expenses increased by 155.3 billion yen, or 11.5%, to 1,500.9 billion yen, and rose from 20.8% to 23.3% as a percentage of sales. This was primarily due to increases in advertising, personnel, and service expenses.

Operating Income

       Operating income during the year declined by 181.6 billion yen, or 34.9%, to 338.6 billion yen. Operating margin decreased from 7.7% to 5.0%.

Other Income and Expenses

       Other income increased by 68.9 billion yen, or 82.1%, to 152.9 billion yen, while other expenses decreased by 27.0 billion yen, or 17.9%, to 123.4 billion yen.

       The large increase in other income principally represents a 58.7 billion yen gain on securities contribution to employee retirement benefit trust. Sony Corporation contributed marketable equity securities to an outside trust for employee retirement benefit purposes and realized the gain. In addition, Sony recorded a 5.2 billion yen gain resulting from the merger of the Theatrical exhibition group in the Pictures business with Cineplex Odeon Corporation. Interest and dividends income also increased by 2.3 billion yen, or 11.1%, to
23.3 billion yen, principally because of an increase in the average outstanding balances of cash and time deposits and marketable securities at subsidiaries principally outside Japan.

       To hedge risks from exchange rate fluctuations, Sony primarily employs foreign exchange forward contracts and foreign currency option contracts. Foreign exchange gain, net, decreased by 7.2 billion yen, or 71.3%, to 2.9 billion yen, as subsidiaries principally in Asia recorded foreign exchange losses while Sony Corporation and certain subsidiaries in Japan recorded foreign exchange gains.

       The decrease in other expenses is principally due to the decrease in interest expenses. Interest expenses decreased by 14.2 billion yen, or 22.8%, to
48.3 billion yen, due principally to a decline in the average outstanding balance of debt in the U.S. As a result, the balance of interest and dividends income, less interest expense, improved by 16.6 billion yen and net interest expense came to 25.0 billion yen.

Income before Income Taxes

       Income before income taxes during the year declined by 85.6 billion yen, or 18.9%, to 368.1 billion yen.

Income Taxes

       Income taxes decreased by 37.9 billion yen, or 17.6%, to 177.0 billion yen, while the percentage of income taxes to income before income taxes (the effective tax rate) rose from 47.4% to 48.1%. The recalculation of deferred tax liabilities to reflect a reduction in the Japanese corporate statutory income tax rate effective April 1, 1999 caused a tax benefit of 13.4 billion yen, which had the effect of lowering the effective tax rate by 3.6 percentage points. However, the effective tax rate increased compared to the previous year due primarily to losses at certain electronics and music subsidiaries for which there was no tax benefit.

       Deferred tax assets are recognized on operating loss carryforwards for tax purposes since these losses may reduce future taxable income. However, a valuation allowance is established against those deferred tax assets that are not expected to be realized because sufficient taxable income is not expected to be generated before those loss carryforwards expire. Sony has recognized a valuation allowance for deferred tax assets principally relating to operating loss carryforwards of consolidated subsidiaries in the U.S.

Net Income

       Net income fell by 43.1 billion yen, or 19.4%, to 179.0 billion yen. As a percentage of sales, net income decreased from 3.3% to 2.6%, and the return on stockholders' equity (using the average of such amounts at March 31, 1998 and at March 31, 1999) decreased from 13.6% to 9.8%. Net income includes 30.7 billion yen (net of tax) for the aforementioned gain on securities contribution to employee retirement benefit trust which was recorded in other income.

       Basic net income per share was 436.9 yen compared to 557.7 yen in the previous fiscal year, and diluted net income per share was 391.0 yen compared to
483.4 yen in the previous fiscal year.

Results by Business Segment

       The following discussion is based on segment information. Sales in each business segment include intersegment transactions. In the Electronics business, sales and operating revenue by product category represent sales to customers, which do not include intersegment transactions (Refer to Note 18 of Notes to Consolidated Financial Statements).

Electronics

       During the year, sales in the Electronics business declined by 21.7 billion yen, or 0.5%, to 4,668.4 billion yen. Operating income also declined by
184.7 billion yen, or 58.7%, to 129.9 billion yen (down approximately 3% and 78%, respectively, on a constant currency basis), and operating margin was 2.8%, down from 6.7%.

      The lower sales were primarily attributable to intensified price competition in many product categories and lower sales due to weak economic conditions in Asia, Russia and Eastern Europe, and Latin America. By area, sales increased in Japan and slightly increased in the U.S. and in Western Europe, while sales sharply declined in Asia, Russia and Eastern Europe, and Latin America.

       The large decline in operating income was principally attributable to sluggish sales and increases in cost of sales and selling, general and administrative expenses. In cost of sales, research and development expenses, principally for technologies related to semiconductors, broadcast-use equipment, and digital networks, personnel expenses, and depreciation of production equipment of semiconductors increased. In selling, general and administrative expenses, personnel, advertising, and service expenses increased. These cost increases had a substantial negative impact on profitability in the Electronics business. In addition, aggressive reductions in production in the second half of the year for the purpose of inventory reductions further deteriorated gross profit margins. By product category, a large profit in home-use camcorders was offset by significant losses in cellular phones, computer displays, and semiconductors.

       Aiming at reducing inventories and costs, Sony reorganized facilities in North America (Mexico) and in Eastern Europe (Slovakia and Hungary) and integrated certain facilities in Asia (Malaysia and Indonesia) during the year.

    Performance by Product Category

           In the "Audio" category, sales decreased by 55.2 billion yen, or 4.9% (down approximately 7% on a constant currency basis), to 1,072.6 billion yen. Lower sales principally reflected a steep decline in sales of home stereos and radio-cassette tape recorders in Asia, Russia and Eastern Europe, and Latin America. Sales of compact cassette headphone stereos decreased worldwide, particularly in Asia. Also, intensified price competition in the U.S. and Western Europe hurt sales. However, sales of MD headphone stereos increased primarily in Japan and Western Europe.

           In the "Video" category, sales increased by 98.3 billion yen, or 11.3% (up approximately 8% on a constant currency basis), to 969.1 billion yen. Home-use camcorders, digital still cameras, and DVD-Video players in the U.S. and in Western Europe were responsible for much of this growth. Strong sales of home-use camcorders particularly contributed to profitability. During the year, digital models attained approximately 60% (compared to approximately 56% in the previous year) of Sony's unit sales of camcorders in Japan and this ratio is also growing on a worldwide basis. In home-use VHS video decks, sales were weak principally in the U.S., Russia and Eastern Europe, and Latin America. In broadcast- and professional-use video equipment, sales increased only slightly, primarily due to the diversification of competitors in line with digitization and intensified price competition. Reflecting increased demands of broadcasters for digital equipment, sales of digital systems, including video servers equipped with hard disk drives and news editing terminals, increased principally in the U.S. and Western Europe. However, a significant sales decline in analog video systems and an increase in research and development expenses due to the aforementioned digitization reduced profitability in this product area.

           In the "Televisions" category, sales decreased by 6.4 billion yen, or 0.9% (down approximately 3% on a constant currency basis), to 702.6 billion yen. Sales of color TVs declined substantially in Asia, Russia and Eastern Europe, and Latin America. However, the Wega series of color TVs, which incorporates flat surface CRTs, performed extremely well in Japan and the U.S. partially due to an expansion of its lineups during the year, and also contributed to earnings. Sales of large-screen rear projection TVs also increased in the U.S. and Western Europe. The Wega series reached approximately 45% (compared to approximately 20% in the previous year) of Sony's unit sales of color TVs in Japan. This ratio is expected to grow worldwide as Sony has established production capabilities for high value-added flat surface CRTs in Japan, the U.S., Western Europe, and Asia.

           In the "Information and communications" category, sales increased by
    19.3 billion yen, or 2.2% (down approximately 1% on a constant currency basis), to 914.1 billion yen. The slow growth was primarily attributable to a decline in sales of computer displays and cellular phones. In the computer display business, sales and operating income substantially decreased, principally in the U.S., due to severe industry-wide price competition resulting from pricing pressures from manufacturers in Asia, an oversupply of product, and weak demand. In the cellular phones business, sales and operating income decreased in Europe and Japan principally due to intensified price competition and a delay in new product introductions. Sales and operating income in the U.S. were negatively impacted by the sales decline and an increase in service expenses, resulting primarily from quality issues of certain types of cellular phones including the impact of correcting power emission levels. The combined impact of the computer display and cellular phone businesses adversely affected the overall results of the Electronics business. In the PC business, sales in the U.S. decreased because notebook PC OEM sales, which recorded strong sales in the previous fiscal year, ceased and because of intensified price competition in desktop PCs. However, overall PC sales increased primarily due to much higher sales of both notebook and desktop VAIO PCs in Japan. In terms of earnings, the positive contribution from notebook PCs in the second half of the year was overshadowed by the overall negative impact of desktop PCs. In computer peripherals, CD-RW drives, which permit repeated recordings of massive data, recorded strong sales growth in the U.S. and Western Europe, while sales of CD-ROM drives declined.

           Sony is promoting the development of next generation flat displays. Sony is co-developing large flat-panel displays using plasma-addressed liquid crystal (PALC) technologies based on an agreement entered into in July 1997 with Philips Electronics N.V. in the Netherlands and Sharp Corporation. In October 1998, Sony entered into an agreement with Candescent Technologies Inc.

    in the U.S. to jointly develop high-voltage Field Emission Displays (FED) for next generation flat-panel computer displays. In addition, Sony made a further capital infusion during the year in ST-LCD. ST-LCD was jointly established between Sony and Toyoda Automatic Loom Works, Ltd. in order to manufacture the next generation of LCD panels, and started manufacturing such LCD panels in April 1999.

           In the "Electronic components and other" category, sales decreased by
    78.4 billion yen, or 10.1% (down approximately 15% on a constant currency basis), to 696.5 billion yen. The significant decline in sales is principally due to weak sales of semiconductors and electronic components including CRTs for computer displays. Semiconductor sales declined, principally in Asia, due to a decision to shrink the memory business, which had low profit margins, and to weak sales of signal processing LSI devices for video CD players and other applications. Financial performance worsened because the reduced sales heightened the impact of depreciation of production equipment. Sales and operating income of CRTs for computer displays also deteriorated, principally in Europe, due to increased price competition and weak demand. Sales of lithium-ion batteries rose due to growing demand for notebook PCs, while profitability deteriorated due to such factors as downward pressure on market prices.

           As a strategy for next generation semiconductors, Sony started cooperative work with Fujitsu Limited in developing and manufacturing 0.18 micron meter generation system LSI under an agreement made in June 1998.

Game

       The Game business continued to achieve overall favorable results both in PlayStation game consoles and software. Sales increased by 61.3 billion yen, or 8.5% (up approximately 7% on a constant currency basis), to 783.8 billion yen.

       In Japan, despite strong sales of software, total sales declined by 52.7 billion yen, or 16.5%, from the previous fiscal year due to slowing sales of game consoles as a result of such factors as the high penetration ratio of game consoles among Japanese households. On the other hand, in the U.S. and Europe, sales increased by 100.9 billion yen, or 27.7% (up approximately 26% on a constant currency basis), as aggressive pricing strategies and increases in software titles resulted in further demand for game consoles and software.

       Worldwide production shipments of game consoles were 21.60 million units for the year compared with 19.37 million units in the previous fiscal year, resulting in cumulative shipments of 54.42 million units as of March 31, 1999. With respect to software, worldwide production shipments (including both Sony and third parties under Sony licenses) were 194 million units for the year compared with 138 million units in the previous fiscal year, resulting in cumulative shipments of 430 million units as of March 31, 1999.

       Operating income increased by 19.6 billion yen, or 16.7% (up approximately 11% on a constant currency basis), to 136.5 billion yen. Operating margin rose from 16.2% to 17.4%. Advertising expenses increased due to aggressive advertising and promotion aiming for further expansion of sales. In addition, research and development expenses increased by 10.0 billion yen, or 250%, to 14.0 billion yen, principally for the development of the next generation of game console. However, despite these cost increases, a substantial increase in profit was achieved because of sales expansion in the U.S. and Europe.

       For future business development, Sony Computer Entertainment ("SCE") has substantially completed its co-development with Toshiba Corporation of new technology, comprising the 128 bit CPU dubbed the "Emotion Engine". In order to process graphic information at maximum speeds, its data bus, cache memory, and all registers are 128 bit and are integrated on a single chip of LSI. SCE and Toshiba Corporation agreed upon establishment of a joint venture company to produce the Emotion Engine. Also, SCE has developed a Graphics Synthesizer incorporating a massive parallel rendering engine. SCE plans capital expenditures totaling approximately 120 billion yen in the next two years to permit volume production of these new technologies.

Music

       During the year, the Music business excluding Japan achieved record results in terms of sales, operating income, market share, and chart share, despite weak performance in the Brazilian market. Despite a flattening in worldwide growth for the music industry, sales in the Music business increased by 65.6 billion yen, or 9.4% (up approximately 7% on a constant currency basis), to 760.3 billion yen.

       Sales in Japan were virtually flat compared with the previous fiscal year despite the delayed release of several major Japanese artists' albums until the fiscal year ending March 31, 2000. Sales in Brazil were negatively impacted by declining economic conditions and the currency devaluation.

       Operating income decreased by 15.9 billion yen, or 29.5% (down approximately 30% on a constant currency basis), to 38.1 billion yen. Operating margins decreased from 7.8% to 5.0%. The significant decline in operating income was primarily attributable to the Music business in Japan as a result of increased advertising and promotion costs associated with establishing new labels and artists in Japan. Current year results outside Japan benefited from successful releases by global and local artists as well as increased license fees from a new direct marketing arrangement. These positive results outside Japan were partially offset by lower results in Brazil and increased costs associated with advancing Music's online initiatives. Increased production and improved operating efficiencies in compact disc manufacturing plants, which supply disks for the Game business and for third parties in addition to the Music business, also contributed to earnings.

Pictures

       In the Pictures business, sales decreased by 103.0 billion yen, or 16.0% (down approximately 19% on a constant currency basis), to 540.2 billion yen, while operating income increased by 1.8 billion yen, or 5.1% (virtually flat compared to the previous year on a constant currency basis), to 37.4 billion yen. Operating margin rose from 5.5% to 6.9%.

       The decline in sales is primarily due to the deconsolidation of the Theatrical exhibition group, the inclusion of thirteen months of activity in the previous fiscal year due to a change in the Pictures business fiscal year and less successful theatrical releases by comparison with the previous year's strong Motion Picture group results. The reduction in highly successful theatrical releases also resulted in a reduction in home video sales as fewer current year pictures were released as sell-through titles compared to the previous year. These results were partially offset by increased sales from the Television group.

       During the first quarter of this fiscal year, Sony merged its Theatrical exhibition group, Loews Theatres, with Cineplex Odeon Corporation in Canada to create one of the world's largest theatrical exhibition companies, Loews Cineplex Entertainment Corporation ("Loews"). Subsequent to the merger, Loews completed a public offering of its common stock. After these transactions, Sony's ownership in Loews is 39.5%. As a result of these transactions, Sony no longer consolidates the results of Loews; Loews results are now reported on the equity basis. The previous year's results include sales and operating income of
56.3 billion yen and 2.5 billion yen, respectively, for the Theatrical exhibition group. After adjusting the previous year for the deconsolidation of the

Theatrical exhibition group, sales decreased by 46.7 billion yen, or approximately 8%, and operating income increased by 4.3 billion yen, or approximately 13%. In connection with the Loews merger and the subsequent public offering, Sony received proceeds of 53.0 billion yen and recorded a gain of 5.2 billion yen, which is recorded in other income.

       For comparative purposes, if the impact of the Theatrical exhibition group's revenue and the thirteenth month of activity are removed from the reported figures, sales for the Pictures business were essentially flat compared to the previous year.

       Despite the decline in sales, operating income benefited from steady profit contributions from the Television group, higher profits on home video acquisitions and a reduction in losses in the Digital Studio group's special effects studio operations, partially offset by lower profits from the Motion Picture group and losses on strategic investments in the Television group. The positive results from the Television group reflected significant profit contributions from off-network syndication, game shows and soap operas. These favorable results for the Television group were partially offset by losses on strategic investments, including Telemundo, a U.S. based Spanish language television network and stations group, and certain international cable channel investments. During the year, Sony invested 15.1 billion yen in Telemundo, resulting in a 50% interest in the Telemundo Network group and a 24.9% interest in the Telemundo Stations group. Profit for the Motion Picture group decreased as a result of fewer break-through hits in the release slate. Profit margins were hurt by the release of certain films, which generated significant revenues but had a negative effect on operating income.

Insurance

       In the Insurance business, despite the sluggish insurance market in Japan, revenue increased by 48.3 billion yen, or 16.6%, to 339.4 billion yen. Operating income, however, decreased by 2.3 billion yen, or 11.2%, to 18.0 billion yen. Operating margin decreased from 7.0% to 5.3%.

       The revenue increase was due to significant net increases in individual and group insurance-in-force of Sony Life Insurance Co., Ltd. ("Sony Life") in Japan resulting from strong sales of traditional insurance products such as term-life insurance and whole-life insurance as well as medical insurance.

       The decrease in operating income was principally the result of lower returns on fixed income investments in Japan, where extremely low interest rates have prevailed, while Sony Life conservatively managed its investment assets principally through government and corporate bonds.

       For future business development, Sony Insurance Planning Inc. was established in October 1998 in order to start direct sales of individual automobile insurance in Japan. Sony Insurance Planning Inc. is currently applying for a license and setting up operational infrastructure to start its business in the fall of 1999.

    Condensed Insurance Business Balance Sheet

       The Insurance business is included on a consolidated basis in Sony's consolidated financial statements. The following schedule shows unaudited condensed balance sheets for the Insurance business and for Sony with the Insurance business' financial position reflected on the equity basis. (Although inter-business balances between Insurance business and businesses other than Insurance business are not eliminated in the respective balance sheets, such amounts are not material.) While this presentation differs from that provided under U.S. GAAP used in Sony's consolidated financial statements, because the Insurance business is different in nature from Sony's Electronics, Game, Music, and Pictures businesses, management believes that this type of comparative presentation helps the understanding and analysis of Sony's consolidated balance sheet.

                                                                                                               Sony with
                                                                          Insurance business                Insurance business
                                                                                                            on the equity basis
                                                                     -----------------------------      ----------------------------
                                                                            Yen in million                    Yen in million
                                                                     -----------------------------      ----------------------------
                                                                                March 31                          March 31
                                                                     -----------------------------      ----------------------------
                                                                            1998            1999            1998            1999
                                                                     --------------   --------------    --------------  ------------
ASSETS
    Cash and time deposits                                                 76,135          114,695          454,290          501,819
    Marketable securities                                                  51,942           62,112          117,267           55,745
    Other current assets                                                    9,400           10,000        2,558,561        2,326,837
    Investments and advances                                              573,858          720,020          276,604          260,716
    Investments in insurance business                                          --               --          115,032          133,546
    Deferred insurance acquisition costs                                  163,120          199,868               --               --
    Other long-term assets                                                 24,561           22,310        2,098,535        2,027,909
                                                                        ---------        ---------        ---------        ---------
                                                                          899,016        1,129,005        5,620,289        5,306,572
                                                                        =========        =========        =========        =========
LIABILITIES AND STOCKHOLDERS' EQUITY
    Future insurance policy benefits and other                            713,970          913,937               --               --
    Other liabilities and minority interest                                69,766           81,226        3,804,734        3,482,907
                                                                        ---------        ---------        ---------        ---------
    Total liabilities and minority interest                               783,736          995,163        3,804,734        3,482,907
    Stockholders' equity                                                  115,280          133,842        1,815,555        1,823,665
                                                                        ---------        ---------        ---------        ---------
                                                                          899,016        1,129,005        5,620,289        5,306,572
                                                                        =========        =========        =========        =========

Other

       The Other business consists of various operating activities, primarily including leasing and credit card businesses, a business focused on parts trading services within the Sony group, satellite distribution services including program supplying businesses in Japan, internet-related businesses in the U.S., and development of location-based entertainment complexes. Sales in Other business grew by 39.1 billion yen, or 15.8%, to 287.3 billion yen but Other businesses continued to post an operating loss.

       The sales increase was due principally to the new consolidation of certain subsidiaries, and a sales increase in a financial subsidiary in Japan whose major business is leasing and credit cards. Approximately 70 percent of sales in Other business reflected intersegment transactions in the fiscal year ended March 31, 1999.

      Operating losses were incurred in the start-up of long-term strategic businesses, including satellite distribution services in Japan, internet-related businesses in the U.S., and location-based entertainment complex businesses.

      Development of location-based entertainment complexes is in progress in San Francisco, Berlin, and Tokyo. In San Francisco, an entertainment complex including stores and theatres will open in June 1999. The budget for this project was approximately 13.8 billion yen. In Berlin, Germany, a building complex to house Sony's European headquarters, rental office space, stores, residences, a movie and broadcasting museum with educational facilities, and entertainment space is currently under construction. The structure is located in Potsdamer Platz. This project is being carried out by a partnership controlled and operated by Sony, Tishman Speyer Properties, Inc. in the U.S., and Kajima Corporation in Japan. Completion is scheduled for 2000. The budget for this project is approximately 1.5 billion German marks, of which approximately 1.0 billion German marks has been arranged by the partnership in the form of non-recourse project financing. Sony contributed the land and 19.8 billion yen in cash in the form of preferred equity in the partnership. Sony also plans to construct a similar entertainment complex in Tokyo, Japan, with completion scheduled in the spring of 2000. For this project, Sony will lease commercial space from Battery Town 21 Co., Ltd. The budget for this project is approximately 13.0 billion yen.


STRATEGIES AND OUTLOOK

       THIS SECTION CONTAINS FORWARD-LOOKING STATEMENTS ABOUT THE FUTURE PERFORMANCE OF SONY AND SHOULD BE READ IN LIGHT OF THE CAUTIONARY STATEMENT ON THAT SUBJECT, WHICH APPEARS ON PAGE 2 AND APPLIES TO THIS ENTIRE DOCUMENT.

       Sony's management is endeavoring to develop the most appropriate plans for its businesses, considering the current general economic and operating environment and available information. The following is a summary of certain of Sony's current basic strategies and outlook for its fiscal year ending March 31, 2000.

       It is expected that difficult business and economic circumstances will continue, including economic difficulties in Russia and Eastern Europe and in Latin America, further appreciation in the value of the yen, and increasing price competition. In these circumstances, Sony seeks to hold the decrease in its sales to a minimum for the fiscal year ending March 31, 2000 compared with that for the fiscal year ended March 31, 1999. However, earnings are expected to decline substantially.

       Digitization is accelerating in the business of audiovisual equipment, where Sony has maintained its 'core competence'. Accordingly, competition is intensifying because, in addition to current competitors, many others with new technologies are participating in the market. In order to achieve growth in these circumstances, Sony believes the key factors are to maintain its brand value in the market and to accelerate the pace of changes within Sony. In terms of maintaining brand value, Sony intends to enhance research and development activities and streamline manufacturing systems, with the goal of enhancing the value of products and expanding market share. In terms of acceleration of changes, Sony's management has reorganized its group structure so as to enhance prompt decision-making. At the same time, while delegating increased authority to its newly formed business units, Sony is strengthening its governance necessary for its group management.

       On March 9, 1999, Sony Corporation announced changes in its group structure to prepare Sony for a network-centric era. Effective April 1, 1999, the existing Electronics business was consolidated into three main business units. Separately, Sony Computer Entertainment ("SCE"), which is responsible for the Game business, was designated as another main business unit related to the Electronics business.

       As a part of this reorganization, Sony Corporation also intends, subject to stockholders' approvals, to take 100% ownership of three listed subsidiaries, Sony Music Entertainment (Japan) Inc. ("SMEJ"), Sony Chemicals Corporation ("SCC"), and Sony Precision Technology Inc. ("SPT"), with a target date of January 1, 2000. It is contemplated that each one share of SMEJ, SCC, and SPT owned by minority shareholders will be exchanged for 0.835, 0.565, and 0.203 share of Sony

Corporation, respectively. (Any of the aforementioned exchange ratios may be amended upon mutual deliberation between Sony Corporation and the relevant subsidiary if any material change occurs in respect of conditions based upon which the relevant ratio is determined.) As a result, approximately 33 million shares of Sony Corporation would be issued and the total capital (common stock and additional paid-in capital) would increase by approximately 348 billion yen. The excess of the amount over the book value of the subsidiaries' net equity will be recorded as tangible and intangible fixed assets (including goodwill) and amortized as an expense over the useful lives of these assets.

       In the Electronics business, given the economic and business difficulties described above, and although Sony will endeavor to minimize any sales decline, profitability is expected to decline substantially for the fiscal year ending March 31, 2000. This outlook principally reflects deterioration of gross profit margins in line with reductions in production, particularly in the first half of the fiscal year ending March 31, 2000, intensifying price competition, and necessary investments relating to digitization, networking, and expansion of Sony's alliance strategy for necessary new technology. During this process of digitization, Sony intends to maintain high research and development expenses. Sony understands the life cycle of audiovisual products is becoming shorter in line with rapid technology changes; for this reason, Sony considers it important to accelerate the speed of its own changes in this transitional period of technology. To this end, Sony intends to increase research and development expenses and seek strategic alliances when necessary. Furthermore, Sony intends to accelerate the streamlining of its manufacturing facilities and supply chain management.

       In the Game business, Sony seeks to promote integration with the Electronics business. Sony has achieved a leading position in the game market. However, because the market for existing game consoles is becoming saturated, Sony is aiming at further business development by introducing the next generation game console. An introduction of the next generation game console with an improved graphic rendering feature is targeted in Japan prior to the end of the fiscal year ending March 31, 2000. The corresponding depreciation in connection with capital expenditures for the Emotion Engine and the Graphics Synthesizer for the new game console will begin to be recorded prior to their introduction. This depreciation is expected to have a slight negative impact on Sony's profitability for the fiscal year ending March 31, 2000.

       In the Music business, competition is expected to intensify as music industry sales are expected to slow down from the levels of recent years. This industry slowdown reflects the impact of such factors as the saturation of the CD market, sluggishness in certain geographic markets, especially in Brazil, an increase in worldwide piracy within the industry and changing demographics. Under such circumstances, overall sales for the Music business are expected to decrease slightly. Sony intends to meet these challenges by creating new growth drivers such as the development of new artists and the creation of digital distribution channels through the internet. A turnaround for the Music business in Japan due to cost reductions, principally lower advertising expenses, is expected to improve earnings. This earnings improvement, however, is expected to be offset partially by increased costs for the overall Music business associated with further advancing online and other new technology initiatives.

       In the Pictures business, the Motion Picture group expects to deliver a well-balanced film portfolio on a consistent, long-term basis and to expand local language film production in Europe and Asia. However, the comparatively lower theatrical results from the previous year release slate are expected to reduce sales from the home video and pay television markets resulting in lower total sales for the Motion Picture group in the fiscal year ending March 31, 2000. This decline in sales is expected to be partially offset by sales growth in the Television group. Due to a large slate of film production for the fiscal years ending March 31, 2000 and 2001, the Pictures business is expected to have significant financing requirements. These financing requirements are expected to be met through funding within the Sony group.

       In October 1998, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued an exposure draft of a proposed Statement of Position, "Accounting by Producers and Distributors of Films" ("Exposure Draft") which, if adopted as issued, would significantly change the current accounting for the motion picture and television business. The Exposure Draft proposes, among many changes, that theatrical advertising expense be amortized over a significantly shorter period, that advertising expenses for other markets be expensed as incurred and that revenue from television syndication contracts be recognized over the contract period rather than upon initial availability of the product to the licensee. The transition from Sony's current accounting practices to those required by the Exposure Draft would result in a cumulative charge to Sony's results of operations in the period of adoption, although there would be no cash flow impact. Comments on the Exposure Draft are being reviewed by AcSEC and the Financial Accounting Standards Board. Depending on the nature, scope, and merits of the comment letters, the Exposure Draft may be modified in part or in its entirety. Accordingly, the impact to Sony is not currently known, as it may vary significantly depending on the final Statement of Position as well as the exact date it becomes effective. For illustrative purposes, if the Exposure Draft were implemented as issued without change, as of March 31, 1999, the cumulative non-cash charge would be approximately 950 million U.S. dollars. The date of issuance of the final Statement of Position has not yet been determined; however, as currently drafted, the earliest required implementation date for Sony would be April 1, 2000.

       In the Insurance business, the life insurance business in Japan faces increasing competition due to deregulation and a continuation of the difficult environment for managing assets. However, Sony believes that its life insurance business in Japan has been well-positioned in the market through a strong sales force represented by approximately 4,200 Lifeplanners. Sony expects to incur start-up expenses for its planned automobile insurance business in Japan, which is scheduled to commence in October 1999.

       In the Other business, operating losses are expected to continue due to start-up expenses at such long-term strategic businesses as satellite distribution services including program supplying businesses in Japan, and location-based entertainment complexes in San Francisco, Berlin, and Tokyo.


RESULTS OF OPERATIONS
(The fiscal year ended March 31, 1998 compared to the fiscal year ended March 31, 1997)

Sales

       During the fiscal year ended March 31, 1998, Sony's consolidated sales increased in all business segments. Along with the yen's depreciation, this resulted in a 1,092.4 billion yen, or 19.3%, increase in sales compared with the previous fiscal year to 6,755.5 billion yen and the second consecutive fiscal year of record sales and earnings.

Impact of Foreign Exchange Fluctuations and Basic Countermeasures

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

       To minimize the adverse effects of foreign exchange fluctuations on its financial results and to reduce inventory and cost, Sony promotes the localization of material and parts procurement, design, and manufacturing operations outside Japan. During the year, Sony expanded manufacturing operations principally in North America and Eastern Europe. Overseas activities represented approximately 50% of total manufacturing output in Sony's Electronics business. Sony employs foreign exchange forward contracts and foreign currency option contracts to hedge against foreign exchange risks that arise from the export and import transactions of Sony. In addition, interest rate and currency swap agreements are used in connection with certain foreign currency denominated borrowings and debt.

Impact of the Asian Currency Turmoil and Weak Local Markets

       During the year, Asia accounted for approximately 13% of sales in Sony's Electronics business, while comprising approximately 25% of manufacturing. About 63% of this manufacturing output in Asia was exported for sale outside the region.

       Currency and economic turmoil occurred in Asia during the second half of 1997. The overall impact of this situation was positive for Sony's earnings during the year, principally due to a decline in costs in Asia, a major manufacturing base for Sony. However the decline in Asian currencies is expected to lead to aggressive price-cutting from competing companies with Asian production bases, making it difficult for Sony to continue to benefit from the cost reductions brought about by weakened Asian currencies.

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

Impact of Sluggish Market Conditions in Brazil

       Sales in Brazil experienced a significant decline principally due to lower sales of color TVs and audio equipment because of a worsening economic environment and bankruptcies of dealers.

Cost of Sales and Selling, General and Administrative Expenses (Excluding the Insurance Business)

       During the year, cost of sales rose by 688.9 billion yen, or 17.5%, to 4,619.0 billion yen, principally due to higher sales. However, the ratio of cost of sales to consolidated sales improved 0.8 percentage point, to 71.5%. This improvement was attributable to the sales growth, continuous cost reduction efforts, the yen's depreciation against the U.S. dollar, and a reduction in manufacturing costs due to falling Asian currencies in the second half of the fiscal year. This ratio was, however, adversely affected by reductions in sales prices due to intense competition worldwide. Research and development expenses charged to cost of sales increased by 35.5 billion yen, or 12.6%, to 318.0 billion yen, principally due to increases in the semiconductor business, information and communication business, and Game business, but declined by 0.3 percentage point as a percentage of sales, to 4.9%.

       Selling, general and administrative expenses rose by 191.7 billion yen, or 16.6%, to 1,345.6 billion yen, principally due to sales growth as well as increases in personnel expenses and advertising costs in the Game business, but improved 0.4 percentage point as a percentage of sales, to 20.8%.


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


Other Income and Expenses

       Other income decreased by 8.7 billion yen, or 9.4%, to 84.0 billion yen, while other expenses remained at 150.4 billion yen about the same as that in the previous fiscal year. The decline in other income is primarily due to a decrease in the foreign exchange gain, net, compared with the previous fiscal year. Foreign exchange gains and losses principally arise from the difference between the value of foreign currency denominated exports and imports when converted into various currencies using prevailing exchange rates and the value at settlement of these exports and imports. The rates used for settlement are primarily based on foreign exchange forward contracts and foreign currency option contracts that Sony employs to hedge risks from exchange rate fluctuations. Among other income and expenses, interest and dividends increased, principally because of an increase in cash and time deposits and higher investment returns at overseas subsidiaries. Interest expense decreased, principally due to lower outstanding debt at overseas subsidiaries. As a result, the balance of interest and dividend income less interest expense improved by
9.9 billion yen to net interest expense of 41.5 billion yen.


Income before Income Taxes

       Income before income taxes during the year rose by 141.3 billion yen, or 45.2%, to 453.7 billion yen.

Income Taxes

       Income taxes as a percentage of income before income taxes (the effective tax rate) declined 5.0 percentage points, to 47.4%. The decline in the effective tax rate is principally attributable to a reduction in the loss incurred by subsidiaries for which there was no tax benefit. Due to the reduction of the Japanese statutory income tax rate, effective April 1, 1998, the new statutory tax rate has been used in calculating the future expected tax effects of temporary differences. The effect of the enacted change in tax rate, which resulted in a reduction of income tax expenses, was insignificant.

       The valuation allowance principally relates to deferred tax assets of consolidated subsidiaries in the U.S. with operating loss carryforwards for tax purposes. Sony believes there is little likelihood that such deferred tax assets will be realized.


Net Income

       Net income increased by 82.6 billion yen, or 59.2%, to 222.1 billion yen. Basic net income per share was 557.7 yen and diluted net income per share was
483.4 yen. Net income represented 3.3% of sales, up 0.8 percentage point, and the return on average stockholders' equity increased 3.0 percentage points, to 13.6%.


Results by Business Segment

       The following discussion is based on segment information. Sales in each business segment include intersegment transactions. In the Electronics business, sales and operating revenue by product category represent sales to customers, which do not include intersegment transactions (Refer to Note 18 of Notes to Consolidated Financial Statements).

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

    Performance by Product Category

           In the "Audio" category, sales grew by 97.8 billion yen, or 9.5%, to 1,127.8 billion yen due to sales expansion of MD systems. However lower growth in sales of car audio products and a decline in sales of Walkman headphone stereos partially offset growth in this category.

           In the "Video" category, sales expanded by 54.3 billion yen, or 6.6%, to 870.9 billion yen as demand grew for home-use digital camcorders and the Digital Mavica still camera.

           In the "Televisions" category, overall sales increased by only 5.0 billion yen, or 0.7%, to 709.0 billion yen due to sluggishness in Brazil and Asia, including China. Although, highly successful Wega series of color TVs in Japan, which incorporate flat-surface cathode ray tubes, contributed to sales.

           In the "Information and communications" category, sales increased by
    130.3 billion yen, or 17.0%, to 894.8 billion yen boosted by the popularity of new VAIO notebook PCs in Japan and expansion of digital cellular phone sales in Japan, the U.S., and Europe. However, a slowing of computer display sales caused by weakness in PC markets partially offset growth in the category.

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

Pictures

       Sony's Pictures business recorded strong results. Revenue increased by
204.6 billion yen, or 46.7% (up approximately 35% on a constant currency basis), to 643.2 billion yen. Sales increased significantly over the prior year, benefiting from record motion picture box office revenue and strong sell-through video sales as well as the inclusion of 13 months of activity from March 1, 1997 to March 31, 1998 due to a change in the Pictures group fiscal year. In television operations, the group benefited from continued strong performance from its game shows and daytime programs as well as network and syndication revenue. Operating income was up by 6.6 billion yen, or 22.9% to 35.5 billion yen, but declined 1.1 percentage points, to 5.5% of sales. This was principally due to the start-up losses on new international television ventures and losses due to the underutilization of its special effects studio.

Insurance

       The expansion of Sony's life insurance business in Japan led to growth in insurance revenue during the year. Insurance revenue increased by 63.1 billion yen, or 27.7%, to 291.1 billion yen. Operating income grew by 1.2 billion yen, or 6.4%, to 20.3 billion yen but declined 1.4 percentage points, to 7.0% of sales. The lower operating margin was primarily due to an increase in amortization of deferred insurance acquisition costs and higher expenses such as benefit payments at Sony Life. Expenses related to the acquisition of new policies and other expenses that fluctuate in relation to such acquisitions are accounted for as deferred insurance acquisition costs and amortized over the premium-paying period of the insurance policies. The amortization of deferred insurance acquisition costs increased by 6.0 billion yen, or 37.7%, to 21.8 billion yen.

       In July 1997, Sony Life received a capital infusion from Sony Corporation, increasing its capital by 28.0 billion yen to 50.0 billion yen. This action was taken to ensure the ability to further preserve and enhance Sony Life's soundness and to ensure the ability to adapt to changes in the operating environment caused by Japan's Big Bang of financial deregulation.

Other

       The Other business consists of various operating activities, primarily including leasing and credit card businesses, a business focused on parts trading services within the Sony group, satellite distribution services including program supplying businesses in Japan, internet-related businesses in the U.S., and development of location-based entertainment complexes. Sales in the Other business grew by 7.9 billion yen, or 3.3%, to 248.2 billion yen and the operating loss increased to 10.3 billion yen from the prior year's operating loss of 1.4 billion yen. This increase in the operating loss was due to higher costs incurred in the start-up of new businesses including location-based entertainment complex businesses, satellite distribution services in Japan, and internet-related businesses in the U.S.


EURO

       On January 1, 1999, the introduction of the Euro in eleven countries created a single-currency market (the EMU) in much of Western Europe. For a transitional period from January 1, 1999 through January 1, 2002, the former national currencies of the EMU member states will also remain legal tender.

       Most of Sony's subsidiaries were fully prepared to handle Euro transactions with third parties from January 1, 1999. However, ongoing system implementation projects delayed full Euro compliance in some countries. The temporary alternative procedures that have been put in place to address this situation have not generated and are not expected to generate an increase in administrative costs in the future. Very few customers have so far requested transactions in Euro; therefore, at this time there has been no direct impact on product pricing in Europe directly attributable to the introduction of the Euro.

       Regarding transactions within Sony, the majority of these have been switched to the Euro from the former national currencies of the EMU countries since April 1, 1999. In addition, the reporting of Sony subsidiaries in the EMU zone and of European consolidated financial statements have been made in Euro since April 1, 1999. The switch to the Euro has resulted in a reduction in foreign exchange commissions and hedging costs.

       Several revisions to the information systems of Sony subsidiaries in Europe were carried out in the fiscal year ended March 31, 1999, in order to accommodate the different types of Euro transactions and reporting. These revisions have not generated a material adverse effect on consolidated operations and financial results.

       While additional investments to accounting information systems for the Euro will be required in the subsidiaries operating in EMU countries, the impact is not material.


THE YEAR 2000 ISSUE

Sony's Year 2000 Project

       Sony recognizes the importance of the Year 2000 issue in relation to business continuity risks and customer service, and has initiated a comprehensive corporate-wide project to implement a smooth transition into the year 2000. The project is coordinated and supervised by the Corporate Year 2000 Office, which is principally composed of corporate staff from Sony's information systems department and customer service department and reports directly to Sony Corporation's Chief Financial Officer with respect to corporate risk management. The Corporate Year 2000 Office also reports the status of the project to Sony Corporation's Executive Committee and Board of Directors.

State of readiness

    Customer Products;

           By the end of October 1997, Sony completed its initial identification and assessment project in respect of the potential impact of the Year 2000 issue on its products and since then has continued its identification and assessment activities with respect to its products. By the end of May 1998, Sony established a structure to enable it to address this issue around the world. Sony is taking steps intended to ensure that customers around the world will be able to depend on Sony products in and after the year 2000. In the broadcast- and professional-use product field, Sony continues to work with its customers to address the Year 2000 issue, and expects completion by the end of September 1999.

           Sony's Year 2000 policy and compliance, and countermeasures for Year 2000 problems found in certain models of Sony products as well as contact points for customers' inquiries, are available through the Sony Year 2000 Web site at www.world.sony.com/year2000/index.html.

    Information Systems and Manufacturing;

           As of the end of January 1999, Sony had completed approximately 90% of its estimated total remediation for major internal information systems and engineering and production systems, and expects to fully complete such remediation by the end of October 1999. Sony considers that integrated tests are needed for the major systems in Japan and the U.S., and plans to complete them by the end of September 1999 in Japan and by the end of June 1999 in the U.S.

           For software and hardware which comprise Sony's information systems and major non-IT systems such as production equipment which contain microcontrollers, Sony has taken steps to assess the level of risk by acquiring information from external vendors and, where necessary, asking for written reports to confirm the status of compliance measures for the Year 2000 issue. As for the information systems provided by external vendors, Sony has been obtaining confirmations from external service suppliers and is conducting tests where necessary.

           Sony is also addressing the Year 2000 readiness of major parts and raw material suppliers by confirming the readiness of not only their information systems but also their management, production, and other facilities and activities. Sony is also checking the status of ordering systems connected to major suppliers, sales distributors, and dealers by electronic data interchange.

    Facilities and Infrastructure;

           Sony is addressing the Year 2000 readiness of control units of plants and buildings, such as clean room facilities, telephone exchanges, networks, and 24-hour working facilities, by obtaining confirmations and maintenance instructions from certain third party service providers. In addition, Sony is confirming the Year 2000 readiness of third party service providers such as companies which transport products distributed by Sony.


Costs

       The external cost to modify software programs for internal information systems for compliance with the Year 2000 issue is estimated to be approximately
8.4 billion yen, of which approximately 5.3 billion yen was expensed as incurred by the end of the fiscal year ended March 31, 1999. Additionally, while extremely difficult to estimate precisely, the cost to replace certain internal information systems, including hardware, relating to the Year 2000 issue is estimated to be approximately 12.2 billion yen, of which approximately 8.6 billion yen was expensed as incurred by the end of the fiscal year ended March 31, 1999. This cost includes other elements such as enhancement of functionality of current systems. The cost to Sony for services performed by third parties associated with the Year 2000 issue for Sony products is currently expected to be approximately 0.6 billion yen. The Year 2000 external cost relating to manufacturing and facility equipment is not separately tracked and such cost is principally included in the general expenses with respect to each facility. Due to the difficulty of precise tracking, Sony also generally does not separately track its internal costs, which are principally related payroll costs, incurred for the Year 2000 project.

       Sony does not expect its total cost for replacement, modification, and third party services related to its current program of Year 2000 compliance to have a material adverse effect on consolidated operations or financial results.


Risks

       The Year 2000 issue could have an adverse effect on Sony's operations due to the following factors.

    Customer Products;

           Customers' inquiries for Year 2000 issues of products may increase near the end of calendar year 1999 beyond Sony's projections. Sony's sales and service division may not be able to manage the inquiries sufficiently during that period. Sony is not able to assure that its products do not contain undetected Year 2000 problems.

    Information Systems and Manufacturing;

           Errors in programs and data in Sony's internal information systems may occur. Software such as operating systems purchased from third party vendors may also fail to function properly.

           Because Sony obtains information from major suppliers of parts and raw materials, and such information relies on compliance programs of third parties, and it is difficult for Sony to estimate potential non-compliance of such suppliers, Sony is not able to assure that manufacturing operations will not be affected by failures of suppliers to comply with Year 2000 requirements.

    Facilities and Infrastructure;

           Although cessation or interruption of utilities, such as water and power supply, due to Year 2000 problems would adversely affect Sony's operations, Sony has no control over such events and is unable to determine the likelihood of a negative impact on its performance at this time. Communication networks may be affected if third party vendors such as network service carriers fail to be Year 2000 compliant. Logistics of Sony's global operations may be affected if vendors, customers, freight forwarders, shipping companies, and other similar parties fail to remedy their systems. Sony also recognizes the possibility of environmental disruption related to its facilities, especially those dealing with chemical materials. Year 2000 problems in banking, transportation, and customs services could also adversely affect Sony's operations.


Contingency Plans

       If the anticipated modifications and conversions are not completed on a timely basis, or if the systems of third parties on which Sony's systems and operations rely are not made compliant on a timely basis, the Year 2000 issue could have an adverse effect on Sony's operations.

       Sony recognizes the importance of readiness for potential worst case scenarios. To minimize both internal and external risks, Sony is in the process of making contingency plans, including the establishment of emergency action plans and escalation procedures for each area of operation, including customer services, information systems, manufacturing, and facility management.


ADDITIONAL YEAR 2000 CAUTIONARY STATEMENT

       SONY HAS MADE THE AFOREMENTIONED STATEMENTS CONSIDERING VARIOUS RISK FACTORS. HOWEVER, MANY FACTORS MAY CAUSE SONY'S ACTUAL EXPERIENCE TO DIFFER MATERIALLY FROM THOSE STATED ABOVE. THIS IS BECAUSE THE YEAR 2000 ISSUE INCLUDES MANY UNCONTROLLABLE FACTORS, SUCH AS INTERRELATION OF MANY THIRD PARTIES. WHILE SONY OPERATES AS A GLOBAL COMPANY IN MANY DIFFERENT COUNTRIES, THE YEAR 2000 PROBLEM MAY NOT BE ADDRESSED CONSISTENTLY IN ALL LOCATIONS, INCLUDING BY THIRD PARTIES, AND SONY MAY NOT BE ABLE TO RELY ON THE SAME APPROACHES IN ALL AREAS. AS A RESULT, THERE MAY BE UNFORESEEN PROBLEMS IN DIFFERENT PARTS OF THE WORLD. ALL OF THESE FACTORS MAKE IT IMPOSSIBLE FOR SONY TO ENSURE THAT IT WILL BE ABLE TO RESOLVE ALL YEAR 2000 PROBLEMS IN A TIMELY MANNER TO AVOID MATERIALLY ADVERSE EFFECTS ON ITS OPERATIONS OR BUSINESS OR EXPOSURE TO THIRD PARTY LIABILITY.

COMPLIANCE WITH STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". This standard, which is effective for fiscal years beginning after June 15, 1999, requires all derivatives to be recognized in the balance sheet as either assets or liabilities and measured at fair value. To implement this standard, all hedging relationships must be reassessed. Sony is now in the process of assessing the impact that this standard will have on Sony's results of operations and consolidated financial position.

                        Report of Independent Accountants
                        ---------------------------------



To the Board of Directors of
Sony Corporation (Sony Kabushiki Kaisha)


We have examined Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of Sony Corporation and its consolidated subsidiaries (collectively as "Sony") taken as a whole, included in Item 9. of Sony's Form 20-F for the year ended March 31, 1999. Management is responsible for the preparation of Sony's MD&A pursuant to the rules and regulations adopted by the Securities and Exchange Commission. Our responsibility is to express an opinion on the presentation based on our examination. We have audited, in accordance with generally accepted auditing standards in the United States of America, the consolidated financial statements of Sony as of March 31, 1998 and 1999, and for each of the years in the three-year period ended March 31, 1999, and in our report dated April 26, 1999, we expressed an unqualified opinion on those consolidated financial statements.

Our examination of MD&A was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence supporting the historical amounts and disclosures in the presentation. An examination also includes assessing the significant determinations made by management as to the relevancy of information to be included and the estimates and assumptions that affect reported information. We believe that our examination provides a reasonable basis for our opinion.

The preparation of MD&A requires management to interpret the criteria, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. MD&A includes information regarding the estimated future impact of transactions and events that have occurred or are expected to occur, expected sources of liquidity and capital resources, operating trends, commitments, and uncertainties. Actual results in the future may differ materially from management's present assessment of this information because events and circumstances frequently do not occur as expected.

In our opinion, Sony's presentation of MD&A includes, in all material respects, the required elements of the rules and regulations adopted by the Securities and Exchange Commission; the historical financial amounts included therein have been accurately derived, in all material respects, from Sony's consolidated financial statements; and the underlying information, determinations, estimates, and assumptions of Sony provide a reasonable basis for the disclosures contained therein.


/s/ Price Waterhouse
--------------------

     (Signature)

Price Waterhouse
Tokyo, Japan
June 1, 1999

Item 9A.   Quantitative and Qualitative Disclosures about Market Risk

       The financial instruments including financial assets and liabilities that Sony holds in the normal course of business are continuously exposed to fluctuations in markets, such as currency exchange rates, interest rates, and market prices of investments. In seeking to apply a consistent risk management strategy in order to manage potential adverse effects caused by market fluctuations in the cash flow value of these financial instruments, Sony hedges the market risk of these financial assets and liabilities by using derivative financial instruments which include foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements, and interest rate and currency swap agreements. Sony utilizes foreign exchange forward contracts and foreign currency option contracts primarily to fix the value of cash flow resulting from accounts receivable and payable and future transactions denominated in foreign currencies in relation to the core currencies (Japanese yen, U.S. dollars, and Euros) of Sony's major operating units. Interest rate swap agreements and interest rate and currency swap agreements are used to diversify funding methods and lower funding costs. Sony's basic policy is to use fixed interest rates when procuring funds for investments having a long-term recovery period and variable interest rates for funding requirements of a short-term nature, such as working capital. The above swaps are utilized to enable Sony to choose between fixed and variable interest rates depending on how the funds are to be used, as well as to hedge foreign exchange risks that result when assets denominated in one currency are funded by liabilities denominated in a different currency. Sony uses these derivative financial instruments solely for risk hedging purposes as described above, and no derivative transactions are held or used for trading purposes. In addition, bond option contracts are used as an integral part of short-term investing activities in order to fix the yields from bonds held by Sony Life within certain ranges. Among the market risks described above, no specific hedging activities are undertaken in respect of the price fluctuations of equity securities held by Sony as marketable securities (refer to Notes 2 and 11 of Notes to Consolidated Financial Statements).

       Sony measures the effect of market fluctuations on the value of financial instruments and derivatives by using Value-at-Risk (herein referred to as "VaR") analysis. In order to comply with Item 9A disclosure requirements, Sony uses VaR analysis to measure the potential maximum amount of loss in fair value resulting from adverse market fluctuations, for a selected period of time and at a selected level of confidence. Sony uses the variance/co-variance model in calculation of VaR. The calculation includes financial instruments such as cash and cash equivalents, time deposits, marketable securities, non-lease short- and long-term borrowings and debt, investments and advances and derivatives, held by Sony. Sony calculated VaR for one day from the portfolio of financial instruments and derivatives as of June 30, 1998, September 30, 1998, December 31, 1998, and March 31, 1999, at a confidence level of 95%.

       Based on this assumption, the following table shows Sony's consolidated VaR as of such dates. These figures indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95% confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and the U.S. dollar in which a relatively large amount of financial assets and liabilities and derivative transactions is maintained. The net VaR for Sony's entire portfolio is smaller than the simple aggregate of VaR for each component of market risk. This is due to the fact that market risk factors such as currency exchange rates, interest rates, and stock prices are not completely independent, as a result of which a portion of overall measured potential profits and losses are offset.

       Calculated VaR does not include the effect of accounts receivable and payable and anticipated transactions denominated in foreign currencies that are the object of Sony's derivative hedging.

Therefore, the following VaR amounts do not reflect the full effect of the hedging activities related to all of the underlying exposures. Sony expects that the actual risk would be less than the disclosed VaR if those accounts receivable and payable and anticipated transactions are taken into account in the calculation. The disclosed VaR amounts simply represents the calculated potential maximum loss on the specified date and does not necessarily indicate an estimate of actual or future loss.

                                                                                                               (unit: billion yen)
                                                      June 30,           September 30,         December 31,         March 31,
                                                        1998                 1998                 1998                1999
                                                    -------------        -------------        -------------       -------------
Net VaR                                                 5.9                   9.2                  5.4                  3.3
  VaR of currency exchange rate risk                    8.6                  10.2                  6.9                  5.9
  VaR of interest rate risk                             3.7                   4.3                  7.3                  4.5
  VaR of stock price risk                               3.5                   3.9                  0.5                  0.9


Item 10.   Directors and Officers of Registrant


       Set forth below are the names of Sony Corporation's Directors and Statutory Auditors as of May 31, 1999.

                                                                                                                     Director or
                                                                                                                  Statutory Auditor
      Directors and Statutory Auditors                                                                                  since
      --------------------------------                                                                            -----------------

      Chairman and Representative Director, Chief Executive Officer (CEO)
          Norio Ohga                                                                                                      1972

      President and Representative Director, Co- CEO
          Nobuyuki Idei                                                                                                   1989

      Executive Deputy Presidents and Representative Directors
          Minoru Morio                                  Chief Technology Officer                                          1988
          Kozo Ohsone                                   Chief Production Officer                                          1987
          Yoshiyuki Kaneda                              Executive Representative, Western Japan                           1986
          Tamotsu Iba                                   Chief Financial Officer (CFO)                                     1992

      Senior Managing Director
          Akiyoshi Kawashima                            Network business and regional strategy                            1998

      Directors
          Peter G. Peterson                                                                                               1991
          Kenichi Suematsu                                                                                                1997

      Standing Statutory Auditors
          Nobuo Kanoi                                                                                                     1996
          Akihisa Ohnishi                                                                                                 1993
          Yoshisuke Mohri                                                                                                 1994

      Statutory Auditor
          Kazuaki Morita                                                                                                  1995



        Set forth below are the names of Sony Corporation's Executive Officers as of May 31, 1999.

                                                                                               Executive Officer
   Executive Officers                                                                                since
   ------------------                                                                          -----------------

   Corporate Executive Vice Presidents
       Suehiro Nakamura            President and Chief Operating Officer (COO),                      1997
                                   Core Technology & Network Company
       Kenichi Oyama               Accounting and Finance                                            1997
       Teruhisa Tokunaka           Deputy CFO                                                        1999

   Corporate Senior Vice Presidents
       Masayoshi Morimoto          Corporate Human Resources,                                        1997
                                   Employee Relations & General Affairs,
                                   Capital Market & Investor Relations, and
                                   Corporate Communications
       Shizuo Takashino            President and COO, Home Network Company                           1997
       Mario Tokoro                Corporate Laboratories                                            1997
       Kunitake Ando               President and COO, Personal IT Network Company                    1997

   Corporate Vice Presidents
       Sunobu Horigome             President and COO, Digital Network Solutions                      1998
       Kenichiro Yonezawa          Legal and Intellectual Property                                   1998

   Group Executive Officer
       Ken Kutaragi                President and Representative Director,                            1998
                                   Sony Computer Entertainment Inc.

        All of the aforementioned persons, with the exception of Mr. Peter G. Peterson, Chairman of The Blackstone Group, Mr. Kenichi Suematsu, Counsellor of The Sakura Bank, Limited, and Mr. Kazuaki Morita, Chairman of Morita and Co., are engaged full-time in the affairs of Sony.

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

        From among the Directors, the Board of Directors shall elect one or more Representative Directors. Each of the Representative Directors has the statutory authority to represent Sony Corporation in the conduct of its affairs. The "Executive Officers" indicated here are the Corporate Executive Officers and the Group Executive Officer designated by the Board of Directors of Sony Corporation, who, together with certain members of the Board, comprise the Management Committee, which formulates business strategies and makes managerial decisions for Sony under the supervision of the Board of Directors.

        The Statutory Auditors of Sony Corporation are not required to be and are not certified public accountants. However, at least one of the Statutory Auditors should be a person who has not been a director, general manager or employee of Sony Corporation or any of its subsidiaries during the five-year period immediately prior to his election as a Statutory Auditor. The Statutory Auditors may not at the same time be Directors, managers or employees of Sony Corporation. Each Statutory Auditor has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration by the Directors of Sony Corporation's affairs. They are entitled to participate in meetings of the Board of Directors but are not entitled to vote.

       Under the Law concerning Special Measures to the Commercial Code with respect to Audit, the Board of Statutory Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Statutory Auditor may note his opinion in the audit report if it is different from the opinion of the Board of Statutory Auditors expressed in the audit report. The Board of Statutory Auditors is empowered to establish audit principles, the method of examination by Statutory Auditors of Sony Corporation's affairs and financial position and other matters concerning the performance of the Statutory Auditors' duties.

       There is not any arrangement or understanding between a Director or a Statutory Auditor and any other person pursuant to which he was selected as a Director or a Statutory Auditor.


Item 11.   Compensation of Directors and Officers


(a) The aggregate amount of remuneration including bonuses paid by Sony during the fiscal year ended March 31, 1999 to all Directors, Statutory Auditors, and Executive Officers of Sony Corporation who served during the year, as a group (April to June 1998; 18 persons, July 1998 to March 1999; 17 persons), totaled 1,546 million yen. In addition, in connection with Sony's incentive compensation arrangements, the value of warrants which represent the right to subscribe for the share of Sony Corporation, granted to aforementioned Directors and Executive Officers as part of their remuneration during the year, totaled 344 million yen at the time of grant by Sony Corporation.

(b) The aggregate amount accrued for lump-sum severance indemnities by Sony during the fiscal year ended March 31, 1999 for all Directors, Statutory Auditors, and Executive Officers of Sony Corporation who served during the year, as a group, totaled 391 million yen. (See Note 12 of Notes to Consolidated Financial Statements.)

Item 12.   Options to Purchase Securities from Registrant or Subsidiaries

       As of May 31, 1999, the following warrants to purchase shares of Common Stocks previously issued by Sony Corporation to certain Directors, Corporate Executive Officers, and Group Executive Officers as part of their remuneration were outstanding:

 (a)    Total amount of
      shares to be called        Total warrant value       Total amount of the shares     Purchase price per
       for at the  time of           at the time               to be called for              share as of May
              grant*                  of grant               as of May 31, 1999**             31, 1999***         Exercise period
     -----------------------     -------------------       --------------------------     ------------------     -----------------
     284,819 shares, with                                    42,722 shares, with                                      October 1,
     a total issue price of       200 million yen           a total issue price of             7,022 yen           1996 to August
         2 billion yen                                          0.3 billion yen                                       15, 2000

      296,912 shares, with                                  296,912 shares, with                                      November 2,
     a total issue price of       315 million yen           a total issue price of            11,788 yen           1998 to October
         3.5 billion yen                                        3.5 billion yen                                        12, 2001

      319,310 shares, with                                  319,310 shares, with                                      September 1,
     a total issue price of       640 million yen           a total issue price of            12,527 yen             1999 to August
        4 billion yen                                             4 billion yen                                        16, 2004

*   Number of shares is estimated by using purchase price at the time of grant.

**  Number of shares is estimated by using purchase price as of May 31, 1999.

*** Purchase price per share is subject to anti-dilution adjustment.

(b) The aggregate amount of Common Stock to be issued upon exercise of all such warrants held by Directors and Executive Officers as of May 31, 1999, as a group, was 340,751 shares, with a total issue price of 4.1 billion yen.


Item 13.   Interest of Management in Certain Transactions

(a) None of the information which Sony Corporation is required by Japanese law or stock exchange requirements to disclose to its shareholders or otherwise make public with respect to the interest of management in certain transactions relates to any material transaction required to be disclosed by this item.

(b)  None


                                     PART II


Item 14.   Description of Securities to be Registered

Not applicable

                                    PART III


Item 15.   Defaults Upon Senior Securities

None


Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

None


                                     PART IV


Item 17.   Financial Statements

Not applicable


Item 18.   Financial Statements

See Financial Statements.


Item 19.   Financial Statements and Exhibits

(a)  Financial Statements

     See accompanying index to Consolidated Financial Statements.

(b)  Exhibits

     Memorandum of Understanding concerning Sony group reorganization, dated March 9, 1999, between Sony Corporation and Sony Music Entertainment (Japan) Inc. (English translation summary)

                                   SIGNATURES




Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                          SONY CORPORATION
                                                    ---------------------------
                                                           (Registrant)





                                                          /s/ Tamotsu Iba
                                                    ---------------------------

                                                            (Signature)

                                                    Tamotsu Iba
                                                    Executive Deputy President
                                                    and Representative Director,
                                                    Chief Financial Officer


Date June 16, 1999

                                SONY CORPORATION
                                ----------------
                          AND CONSOLIDATED SUBSIDIARIES
                          -----------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                        ---------------------------------

                                 MARCH 31, 1999
                                 --------------

                                SONY CORPORATION
                                ----------------
                          AND CONSOLIDATED SUBSIDIARIES
                          -----------------------------

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------




                                                                          Page
                                                                      ----------

    Report of independent accountants                                     F - 2

    Consolidated balance sheets at March 31, 1998 and 1999                F - 3

    Consolidated statements of income
    for the years ended March 31, 1997, 1998 and 1999                     F - 5

    Consolidated statements of cash flows
    for the years ended March 31, 1997, 1998 and 1999                     F - 6

    Consolidated statements of changes in stockholders' equity
    for the years ended March 31, 1997, 1998 and 1999                     F - 8

    Notes to consolidated financial statements                            F - 9

    Financial statement schedule
    for the years ended March 31, 1997, 1998 and 1999
    II - Valuation and qualifying accounts                               F - 48

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

                        Report of Independent Accountants
                        ---------------------------------



To the Stockholders and Board of Directors of Sony Corporation (Sony Kabushiki Kaisha)


In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its consolidated subsidiaries at March 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse
--------------------
   (Signature)

Price Waterhouse
Tokyo, Japan
April 26, 1999

                          SONY CORPORATION
                          ----------------
                    AND CONSOLIDATED SUBSIDIARIES
                    -----------------------------
                     CONSOLIDATED BALANCE SHEETS
                     ---------------------------

                               ASSETS
                               ------









                                                            Yen in millions
                                                        ------------------------
                                                                March 31
                                                        ------------------------
                                                           1998          1999
                                                        ----------    ----------
Current assets:
  Cash and cash equivalents                               423,286       592,210
  Time deposits                                           107,139        24,304
  Marketable securities                                   169,209       117,857
  Notes and accounts receivable, trade                  1,230,799     1,135,598
  Allowance for doubtful accounts and sales returns      (114,911)     (122,015)
  Inventories                                             993,927       877,898
  Deferred income taxes                                   121,189       102,588
  Prepaid expenses and other current assets               336,839       340,953
                                                        ---------     ---------
             Total current assets                       3,267,477     3,069,393
                                                        ---------     ---------

Noncurrent inventories film                               249,066       244,537
                                                        ---------     ---------

Investments and advances:
  Affiliated companies                                     65,912       116,786
  Securities investments and other                        784,550       863,950
                                                        ---------     ---------
                                                          850,462       980,736
                                                        ---------     ---------
Property, plant and equipment:
  Land                                                    184,427       191,434
  Buildings                                               864,324       781,876
  Machinery and equipment                               1,947,454     1,952,276
  Construction in progress                                 95,799        76,736
                                                        ---------     ---------
                                                        3,092,004     3,002,322
  Less Accumulated depreciation                         1,744,877     1,752,571
                                                        ---------     ---------
                                                        1,347,127     1,249,751
                                                        ---------     ---------

Other assets:
  Intangibles, net                                        124,817       123,272
  Goodwill, net                                           160,491       139,888
  Deferred insurance acquisition costs                    163,120       199,868
  Other                                                   240,483       291,608
                                                        ---------     ---------
                                                          688,911       754,636
                                                        ---------     ---------
                                                        6,403,043     6,299,053
                                                       ==========    ==========


  The accompanying notes are an integral part of these statements.

                          SONY CORPORATION
                          ----------------
                    AND CONSOLIDATED SUBSIDIARIES
                    -----------------------------
                     CONSOLIDATED BALANCE SHEETS
                     ---------------------------
                LIABILITIES AND STOCKHOLDERS' EQUITY
                ------------------------------------

                                                                Yen in millions
                                                           -----------------------
                                                                    March 31
                                                           -----------------------
                                                              1998          1999
                                                           ---------     ---------
Current liabilities:

  Short term borrowings                                      114,617        40,877
  Current portion of long term debt                           84,794        87,825
  Notes and accounts payable, trade                          768,152       722,690
  Accounts payable, other and accrued expenses               676,547       670,631
  Accrued income and other taxes                             157,123       107,031
  Other                                                      315,092       313,491
                                                           ---------     ---------
             Total current liabilities                     2,116,325     1,942,545
                                                           ---------     ---------





Long term liabilities:

  Long term debt                                           1,104,420     1,037,460
  Accrued pension and severance costs                        186,871       129,115
  Deferred income taxes                                      147,116       120,822
  Future insurance policy benefits and other                 713,970       913,937
  Other                                                      193,000       195,382
                                                           ---------     ---------
                                                           2,345,377     2,396,716
                                                           ---------     ---------




Minority interest in consolidated subsidiaries               125,786       136,127
                                                           ---------     ---------


Stockholders' equity:

  Common stock, 50 yen par value-
     Authorized:  1,350,000,000 shares
     Issued and outstanding:  1998 - 407,195,271 shares      406,196
                       1999 - 410,439,111 shares                           416,373
  Additional paid-in capital                                 548,422       559,236
  Retained earnings                                          965,083     1,123,591
  Accumulated other comprehensive income-
     Unrealized gains on securities                           45,173        23,483
     Minimum pension liability adjustment                     (5,714)       (8,999)
     Foreign currency translation adjustments               (140,725)     (284,380)
                                                           ---------     ---------
                                                            (101,266)     (269,896)
                                                           ---------     ---------
  Treasury stock, at cost
    (1998 - 246,714 shares, 1999 - 506,175 shares)            (2,880)       (5,639)
                                                           ---------     ---------
                                                           1,815,555     1,823,665
                                                           ---------     ---------

Commitments and contingent liabilities

                                                           6,403,043     6,299,053
                                                          ==========    ==========




  The accompanying notes are an integral part of these statements.

                                SONY CORPORATION
                                ----------------
                          AND CONSOLIDATED SUBSIDIARIES
                          -----------------------------
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------


                                                                                                Yen in millions
                                                                                ----------------------------------------------------
                                                                                                Year ended March 31
                                                                                ----------------------------------------------------
                                                                                  1997                   1998                 1999
                                                                                ---------             ---------            ---------
Sales and operating revenue:
   Net sales                                                                    5,383,911             6,424,805            6,415,418
   Insurance revenue                                                              227,920               291,061              339,368
   Other operating revenue                                                         51,303                39,624               39,833
                                                                                ---------             ---------            ---------
                                                                                5,663,134             6,755,490            6,794,619
                                                                                ---------             ---------            ---------

Costs and expenses:
   Cost of sales                                                                3,930,107             4,618,961            4,633,787
   Selling, general and administrative                                          1,153,876             1,345,584            1,500,863
   Insurance expenses                                                             208,821               270,735              321,320
                                                                                ---------             ---------            ---------
                                                                                5,292,804             6,235,280            6,455,970
                                                                                ---------             ---------            ---------

Operating income                                                                  370,330               520,210              338,649
                                                                                ---------             ---------            ---------

Other income:
   Interest and dividends                                                          19,406                20,976               23,313
   Foreign exchange gain, net                                                      18,085                10,094                2,895
   Gain on securities contribution to employee
      retirement benefit trust                                                         --                    --               58,698
   Other                                                                           55,152                52,893               67,999
                                                                                ---------             ---------            ---------
                                                                                   92,643                83,963              152,905
                                                                                ---------             ---------            ---------

Other expenses:
   Interest                                                                        70,892                62,524               48,275
   Other                                                                           79,652                87,900               75,151
                                                                                ---------             ---------            ---------
                                                                                  150,544               150,424              123,426
                                                                                ---------             ---------            ---------
Income before income taxes                                                        312,429               453,749              368,128
                                                                                ---------             ---------            ---------
Income taxes:
   Current                                                                        169,060               210,113              158,386
   Deferred                                                                        (5,490)                4,755               18,587
                                                                                ---------             ---------            ---------
                                                                                  163,570               214,868              176,973
                                                                                ---------             ---------            ---------


Income before minority interest                                                   148,859               238,881              191,155
Minority interest in consolidated subsidiaries                                      9,399                16,813               12,151
                                                                                ---------             ---------            ---------
Net income                                                                        139,460               222,068              179,004
                                                                               ==========            ==========           ==========


                                                                                                          Yen
                                                                              ------------------------------------------------------
Per share data:

  Net income - Basic                                                                367.7                 557.7                436.9
             - Diluted                                                              309.2                 483.4                391.0
  Cash dividends                                                                     55.0                  60.0                 50.0





      The accompanying notes are an integral part of these statements.

                                SONY CORPORATION
                                ----------------
                          AND CONSOLIDATED SUBSIDIARIES
                          -----------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                                                                                                    Yen in millions
                                                                                        --------------------------------------------

                                                                                                   Year ended March 31
                                                                                        --------------------------------------------
                                                                                         1997              1998              1999
                                                                                        -------           -------           -------
Cash flows from operating activities:
Net income                                                                              139,460           222,068           179,004
Adjustments to reconcile net income to
   net cash provided by operating activities-
   Depreciation and amortization, including amortization of
      deferred insurance acquisition costs                                              266,532           301,665           307,173
   Accrual for pension and severance costs, less payments                                19,521            40,367            25,817
   Loss on disposal of fixed assets                                                      13,411            22,678            15,079
   Gain on securities contribution to
      employee retirement benefit trust                                                      --                --           (58,698)
   Deferred income taxes                                                                 (5,490)            4,755            18,587
   Changes in assets and liabilities:
      (Increase) decrease in notes and accounts receivable                              (65,905)         (113,050)           38,942
      (Increase) decrease in inventories                                                 41,825           (96,138)           70,693
      Increase in film inventories                                                      (37,565)           (7,194)          (27,103)
      Increase (decrease) in notes and accounts payable                                  66,099           109,785           (24,063)
      Increase (decrease) in accrued income and other taxes                              89,887           (28,775)          (30,125)
      Increase in future insurance policy benefits and other                            131,947           134,707           199,967
      Increase in deferred insurance acquisition costs                                  (51,067)          (39,553)          (57,417)
      Changes in other current assets and liabilities, net                               70,880            86,203            55,286
   Other                                                                                 43,600           (25,168)          (49,875)

                                                                                        -------           -------           -------
            Net cash provided by operating activities                                   723,135           612,350           663,267
                                                                                        =======           =======           =======







                         (Continued on following page.)


        The accompanying notes are an integral part of these statements.

                                SONY CORPORATION
                                ----------------
                          AND CONSOLIDATED SUBSIDIARIES
                          -----------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------



                                                                                                     Yen in millions
                                                                                      ---------------------------------------------
                                                                                                    Year ended March 31
                                                                                      ---------------------------------------------

                                                                                        1997               1998               1999
                                                                                      -------            -------            -------
Cash flows from investing activities:
   Payments for purchases of fixed assets                                            (298,187)          (378,053)          (368,355)
   Proceeds from sales of fixed assets                                                 14,940             22,413             28,783
   Payments for investments and advances                                             (450,399)          (463,239)          (741,053)
   Proceeds from sales of investment securities and
      collections of advances                                                         316,787            323,443            530,097
   Proceeds from merger of Loews Theatres
      exhibition business                                                                  --                 --             53,007
   Payments for purchases of marketable securities                                   (128,929)           (95,163)          (121,483)
   Proceeds from sales of marketable securities                                        46,105             46,730            171,868
   (Increase) decrease in time deposits                                               (18,361)           (54,831)            79,876
   Other                                                                                   46                 --                 --
                                                                                      -------            -------            -------
               Net cash used in investing activities                                 (517,998)          (598,700)          (367,260)
                                                                                      -------            -------            -------

Cash flows from financing activities:
   Proceeds from issuance of long term debt                                           171,698            342,101             54,208
   Payments of long term debt                                                        (209,383)          (332,154)           (69,889)
   Decrease in short term borrowings                                                 (192,034)            (2,345)           (71,601)
   Dividends paid                                                                     (18,657)           (21,582)           (24,501)
   Other                                                                                  881             (3,790)              (445)
                                                                                      -------            -------            -------
               Net cash used in financing activities                                 (247,495)           (17,770)          (112,228)
                                                                                      -------            -------            -------




   Effect of exchange rate changes on
      cash and cash equivalents                                                        11,537             (1,112)           (14,855)
                                                                                      -------            -------            -------

   Net increase (decrease) in cash and cash equivalents                               (30,821)            (5,232)           168,924
   Cash and cash equivalents at beginning of year                                     459,339            428,518            423,286
                                                                                      -------            -------            -------

   Cash and cash equivalents at end of year                                           428,518            423,286            592,210
                                                                                     ========           ========           ========


Supplemental data:
   Cash paid during the year for-
       Income taxes                                                                    87,723            239,054            191,378
                                                                                     ========           ========           ========


       Interest                                                                        68,004             64,102             49,096
                                                                                     ========           ========           ========






      The accompanying notes are an integral part of these statements.

                                SONY CORPORATION
                                ----------------
                          AND CONSOLIDATED SUBSIDIARIES
                          -----------------------------
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
           ----------------------------------------------------------




                                                                                   Yen in millions
                                                 --------------------------------------------------------------------------------

                                                                                      Accumulated
                                                             Additional                  other          Treasury
                                                  Common      paid-in     Retained    comprehensive      stock, at
                                                  stock        capital    earnings      income            cost           Total
                                                  -------    ----------   ---------   -------------   -------------   -----------


Balance at March 31, 1996                         299,885      441,735      648,723      (221,170)          (26)       1,169,147
Exercise of stock purchase warrants                   336          336                                                       672
Conversion of convertible bonds                    31,816       31,762                                                    63,578
Common stock warrants                                              200                                                       200

Comprehensive income:
   Net income                                                               139,460                                      139,460
   Other comprehensive income, net of tax-
      Unrealized gains on securities:
        Unrealized holding gains arising
          during the period                                                               (14,055)                       (14,055)
      Foreign currency translation
          adjustments                                                                     121,282                        121,282
                                                                                                                      ----------
   Total comprehensive income                                                                                            246,687
                                                                                                                      ----------
Dividends declared                                                          (20,882)                                     (20,882)
Purchase of treasury stock                                                                               (3,156)          (3,156)
Reissuance of treasury stock                                                                              3,086            3,086
                                                  -------      -------      -------      --------        ------       ----------
Balance at March 31, 1997                         332,037      474,033      767,301      (113,943)          (96)       1,459,332

Exercise of stock purchase warrants                   861          860                                                     1,721
Conversion of convertible bonds                    73,298       73,214                                                   146,512
Common stock warrants                                              315                                                       315

Comprehensive income:
   Net income                                                               222,068                                      222,068
   Other comprehensive income, net of tax-
      Unrealized gains on securities:
        Unrealized holding gains arising
          during the period                                                               (22,105)                       (22,105)
      Minimum pension liability adjustment                                                 (5,714)                        (5,714)
      Foreign currency translation adjustments                                             40,496                         40,496
                                                                                                                      ----------
   Total comprehensive income                                                                                            234,745
                                                                                                                      ----------
Dividends declared                                                          (24,286)                                     (24,286)
Purchase of treasury stock                                                                               (7,948)          (7,948)
Reissuance of treasury stock                                                                              5,164            5,164
                                                  -------      -------      -------      --------        ------       ----------
Balance at March 31, 1998                         406,196      548,422      965,083      (101,266)       (2,880)       1,815,555

Exercise of stock purchase warrants                    81           80                                                       161
Conversion of convertible bonds                    10,096       10,094                                                    20,190
Common stock warrants                                              640                                                       640

Comprehensive income:
   Net income                                                               179,004                                      179,004
   Other comprehensive income, net of tax-
      Unrealized gains on securities:
        Unrealized holding gains arising
          during the period                                                                 9,009                          9,009
        Less:  Reclassification adjustment
                 for gains included in net income                                         (30,699)                       (30,699)
      Minimum pension liability adjustment                                                 (3,285)                        (3,285)
      Foreign currency translation adjustments                                           (143,655)                      (143,655)
                                                                                                                      ----------
   Total comprehensive income                                                                                             10,374
                                                                                                                      ----------
Dividends declared                                                          (20,496)                                     (20,496)
Purchase of treasury stock                                                                               (4,084)          (4,084)
Reissuance of treasury stock                                                                              1,325            1,325
                                                  -------      -------    ---------      --------        ------       ----------
Balance at March 31, 1999                         416,373      559,236    1,123,591      (269,896)       (5,639)       1,823,665
                                                  =======      =======    =========      ========        ======       ==========


The accompanying notes are an integral part of these statements.

                                SONY CORPORATION
                                ----------------
                          AND CONSOLIDATED SUBSIDIARIES
                          -----------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------




1.       Nature of operations:

Sony Corporation and consolidated subsidiaries (hereinafter collectively referred to as "Sony") is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony's principal manufacturing facilities are located in Japan, the United States, Europe, and Asia, and its products are marketed by sales subsidiaries and unaffiliated local distributors throughout the world. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony is engaged in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. Sony is also engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video, and television. Further, Sony conducts insurance operations principally through a Japanese stock life insurance subsidiary. In addition to the above, Sony is engaged in leasing and credit card businesses, satellite distribution services including program supplying businesses in Japan, internet-related businesses, development of location-based entertainment complexes, and others.


2.       Summary of significant accounting policies:

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications, including those relating to the tax effects of temporary differences, capitalization of stock purchase warrants, deferral of insurance acquisition costs and the accrual of certain expenses, have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (U.S. GAAP). These adjustments were not recorded in the statutory books of account.

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

Significant accounting policies are as follows:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and those of its majority-owned subsidiary companies. All intercompany transactions and accounts are eliminated. Investments in 20% to 50% owned companies are stated at cost plus/minus equity in undistributed earnings/losses; consolidated net income includes Sony's equity in current earnings/losses of such companies, after elimination of unrealized intercompany profits.

On occasion, a subsidiary or affiliated company accounted for by the equity method may issue its shares to third parties as either a public offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in income for the year the change in interest transaction occurs.

The excess of the cost over the underlying net equity of investments in subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income.

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

Marketable securities -

Marketable securities consist of debt and equity securities. Debt securities and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value by a charge to income for other than temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

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

Property, plant and equipment and depreciation -

Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment is computed on the declining-balance method for Sony Corporation and Japanese subsidiaries and on the straight-line method for foreign subsidiary companies at rates based on estimated useful lives of the assets according to general class, type of construction and use. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

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

Accounting for the impairment of long-lived assets -

Sony's long-lived assets, including goodwill and identifiable intangibles, held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset. The fair value of goodwill is determined using a discounted cash flows analysis.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Derivative financial instruments -

Derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements, and interest rate and currency swap agreements, are used in Sony's risk management of foreign currency and interest rate risk exposures of its financial assets and liabilities.

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

      Foreign currency option contracts:

      Sony enters into purchased foreign currency option contracts to limit exposure to losses, resulting from changes in foreign currency exchange rates, on accounts receivable and anticipated transactions denominated in foreign currencies. Sony also enters into written foreign currency option contracts, of which the majority are part of range forward contracts corresponding to the purchased foreign currency option contracts. The carrying values of all foreign currency option contracts are marked to market with changes in value recognized in foreign exchange gains/losses.

      Interest rate swap agreements and interest rate and currency swap agreements:

      Sony enters into interest rate swap agreements or interest rate and currency swap agreements in order to lower funding costs, to diversify sources of funding and to limit Sony's exposure to loss in relation to underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates. The related interest differentials paid or received under the interest rate swap agreements and under the interest rate and currency swap agreements are recognized over the terms of the agreements in interest expense. Currency swap portions of the interest rate and currency swap agreements which are designated and effective as hedges of exposure to losses resulting from changes in foreign currency exchange rates on underlying debt denominated in foreign currency are marked to market and included as an offset to foreign exchange gains/losses on the underlying debt.

After an underlying hedged transaction is settled or ceases to exist, all changes in fair value of related derivatives which have not been settled are recognized in foreign exchange gains/losses.

Net income per share -

Basic net income per share (EPS) is computed based on the average number of shares of common stock outstanding during each period and diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. EPS is appropriately adjusted for any free distributions of common stock.

Free distribution of common stock -

On occasion, Sony Corporation may make a free distribution of common stock which is accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account. Under the Japanese Commercial Code, a stock dividend can be effected by an appropriation of retained earnings to the common stock account by resolution of the general stockholders' meeting, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors' Meeting.

Common stock issue costs -

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.

Comprehensive income -

Sony adopted Statement of Financial Accounting Standards (FAS) No. 130, "Reporting Comprehensive Income" in the quarter ended June 30, 1998. Comprehensive income is defined in this standard as total change in stockholders' equity excluding capital transactions. Sony's comprehensive income comprises net income plus other comprehensive income representing changes in foreign currency translation adjustments, unrealized gains/losses on securities and minimum pension liability adjustment. Sony has elected to disclose comprehensive income and its components in the statement of changes in stockholders' equity.

Recent pronouncements -

      Derivative instruments and hedging activities:

      In June 1998, the Financial Accounting Standards Board issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities". This standard, which is effective for fiscal years beginning after June 15, 1999, requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. To implement this standard, all hedging relationships must be reassessed. Sony is now in the process of assessing the impact that this standard will have on Sony's results of operations and consolidated financial position.

Reclassifications -

Certain reclassifications of the financial statements for the years ended March 31, 1997 and 1998 have been made to conform to the presentation for the year ended March 31, 1999.


3.      Reconciliation of the differences between basic and diluted net income per share (EPS):

Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 1997, 1998 and 1999 is as follows:

                                                     Yen in    Thousands of
                                                    millions      shares        Yen
                                                    --------   ------------    -----
                                                                Weighted-
                                                       Net       average
                                                     income       shares        EPS
                                                    --------   ------------    -----
For the year ended March 31, 1997:
   Basic EPS -
     Net income available to common stockholders     139,460     379,230       367.7
                                                     -------     -------       -----
   Effect of Dilutive Securities -
     Warrants                                                         69
     Convertible bonds                                 2,455      79,729
                                                     -------     -------
   Diluted EPS -
     Net income for computation                      141,915     459,028       309.2
                                                     =======     =======       =====
For the year ended March 31, 1998:
   Basic EPS -
     Net income available to common stockholders     222,068     398,181       557.7
                                                     -------     -------       -----
   Effect of Dilutive Securities -
     Warrants                                                         51
     Convertible bonds                                 2,271      65,890
                                                     -------     -------
   Diluted EPS -
     Net income for computation                      224,339     464,122       483.4
                                                     =======     =======       =====
For the year ended March 31, 1999:
   Basic EPS -
     Net income available to common stockholders     179,004     409,753       436.9
                                                     -------     -------       -----
   Effect of Dilutive Securities -
     Warrants                                                         30
     Convertible bonds                                 2,361      54,047
                                                     -------     -------
   Diluted EPS -
     Net income for computation                      181,365     463,830       391.0
                                                     =======     =======       =====

4.       Accumulated amortization of intangibles and goodwill:

Accumulated amortization of intangibles and goodwill amounted to 218,225 million yen and 211,248 million yen at March 31, 1998 and 1999, respectively.


5.       Proceeds from merger of Loews Theatres exhibition business:

During the quarter ended June 30, 1998, Sony merged its Loews Theatres exhibition business with Cineplex Odeon Corporation to create Loews Cineplex Entertainment Corporation ("Loews"). Subsequent to the merger, Loews completed a public offering of its common stock. After these transactions, Sony's ownership in Loews is 39.5%. As a result of these transactions, Sony no longer consolidates the results of Loews; Loews' results are now reported on an equity basis. In connection with the Loews merger and the subsequent public offering, Sony received proceeds of 53,007 million yen and recorded a gain of 5,181 million yen, which is reflected in other income - other.


6.       Inventories:

Inventories comprise the following:

                                                            Yen in millions
                                                        ------------------------
                                                                March 31
                                                        ------------------------
                                                          1998             1999
                                                        -------          -------
Current:
   Finished products                                    630,613          525,548
   Work in process                                      110,035          101,754
   Raw materials, purchased components
     and supplies                                       134,392          133,629
   Film  - released                                     104,585          110,740
         - in process                                    14,302            6,227
                                                        -------          -------

                                                        993,927          877,898
                                                        =======          =======

Noncurrent:
   Film  - released                                     172,515          159,877
         - in process                                    76,551           84,660
                                                        -------          -------

                                                        249,066          244,537
                                                        =======          =======

7.       Account balances and transactions with affiliated companies:

Account balances and transactions with affiliated companies are presented below:

                                                            Yen in millions
                                                        ------------------------
                                                                March 31
                                                        ------------------------
                                                         1998              1999
                                                        -----             ------
Accounts receivable, trade                              9,425             14,744
                                                        =====             ======

Accounts payable, trade                                   945                132
                                                        =====             ======


                                                  Yen in millions
                                    --------------------------------------------
                                                Year ended March 31
                                    --------------------------------------------
                                     1997               1998               1999
                                    ------             ------             ------
Sales                               96,183             27,419             25,885
                                    ======             ======             ======

Purchases                              733              3,199              1,932
                                    ======             ======             ======


Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 1997, 1998 and 1999 were 3,071 million yen, 1,074 million yen and 5,017 million yen, respectively.


8.       Marketable securities and securities investments and other:

Marketable securities and securities investments and other include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost pertaining to available-for-sale securities are as follows:

                                                                 Yen in millions
                        --------------------------------------------------------------------------------------------------
                                         March 31, 1998                                       March 31, 1999
                        ----------------------------------------------      ----------------------------------------------
                                       Gross       Gross                                 Gross         Gross
                                    unrealized   unrealized     Fair                   unrealized    unrealized     Fair
                          Cost         gains       losses       value         Cost       gains         losses       value
                        -------     ----------   ----------    -------      -------    ----------    ----------    -------
Available-for-sale
   Debt securities      613,905       27,146        2,135      638,916      746,005       36,632       12,187      770,450
   Equity securities     60,049       65,486        4,220      121,315       57,712       13,774        3,156       68,330
                        -------       ------        -----      -------      -------       ------       ------      -------

        Total           673,954       92,632        6,355      760,231      803,717       50,406       15,343      838,780
                        =======       ======        =====      =======      =======       ======       ======      =======

Marketable securities and securities investments and other as of March 31, 1998 and 1999 include short-term investments in monetary trusts and long-term advances to third parties of 131,662 million yen and 101,618 million yen, respectively.

At March 31, 1999, debt securities mainly consist of Japanese government and municipal bonds and corporate debt securities due within 1 to 15 years.

Proceeds from sales of available-for-sale securities were 347,790 million yen, 359,815 million yen and 621,045 million yen for the years ended March 31, 1997, 1998 and 1999, respectively. On those sales, gross realized gains computed on the average cost basis were 19,174 million yen, 18,028 million yen and 9,475 million yen and gross realized losses were 9,877 million yen, 13,793 million yen and 3,554 million yen, respectively.

In December 1998, Sony Corporation contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an employee retirement benefit trust, with no cash proceeds thereon. The fair value of these securities at the time of contribution was 81,413 million yen. Upon contribution of these available-for-sale securities, the net unrealized gain was realized and was disclosed as "gain on securities contribution to employee retirement benefit trust" on the statement of income. Since the unrealized gain, net of tax, had already been recorded as accumulated other comprehensive income, the contribution itself did not impact the amount of comprehensive income.

The net change in unrealized gain or loss on trading securities that has been included in earnings during the years ended March 31, 1997, 1998 and 1999 was insignificant.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of nonpublic companies. The aggregate carrying amounts of the investments in nonpublic companies were 60,527 million yen and 41,203 million yen at March 31, 1998 and 1999, respectively. The corresponding fair values at those dates were not computed as such estimation was not readily determinable.

9.       Short-term borrowings and long-term debt:

Short-term borrowings comprise the following:

                                                               Yen in millions
                                                            --------------------
                                                                  March 31
                                                            --------------------
                                                             1998          1999
                                                            -------       ------
Loans, principally from banks, with weighted-average
   interest rates of 3.99% and 2.34% per annum at
   March 31, 1998 and 1999, respectively                    112,636       40,877
Commercial paper with interest of 6.15% per annum             1,981           --
                                                            -------       ------

                                                            114,617       40,877
                                                            =======       ======

Long-term debt comprises the following:

                                                                                                       Yen in millions
                                                                                                  ------------------------
                                                                                                           March 31
                                                                                                  ------------------------
                                                                                                     1998           1999
                                                                                                  ---------      ---------
  Unsecured loans, representing obligations principally to banks:
     Due 1998 to 2017 with interest ranging from 1.0% to 9.25% per annum                             83,158
     Due 1999 to 2017 with interest ranging from 1.0% to 6.25% per annum                                            60,385
  Secured loans, representing obligations principally to banks:
     Due 1999 to 2003 with interest ranging from 3.0% to 10.13% per annum                             4,148
     Due 1999 to 2012 with interest ranging from 3.22% to 10.13% per annum                                          29,501
  Medium-term notes of consolidated subsidiaries:
     Due 1998 to 2006 with interest ranging from 3.41% to 8.04% per annum                           231,419
     Due 1999 to 2006 with interest ranging from 2.87% to 8.04% per annum                                          172,698
  Unsecured 2.0% convertible bonds due 2000, convertible currently
     at 4,159.9 yen for one common share, redeemable before due date                                    342            330
  Unsecured 0.15% convertible bonds due 2001, convertible currently
     at 6,519 yen for one common share, redeemable before due date                                  105,882         89,762
  Unsecured 1.5% convertible bonds due 2002, convertible currently
     at 4,387.9 yen for one common share, redeemable before due date                                    772            700
  Unsecured 1.4% convertible bonds due 2003, convertible currently
     at 5,415.5 yen for one common share, redeemable before due date                                 17,428         13,627
  Unsecured 1.4% convertible bonds due 2005, convertible currently
     at 7,990.9 yen for one common share, redeemable before due date                                297,772        297,586
  Unsecured 0.1% bonds, due 1999 with detachable warrants                                             1,000          1,000
  Unsecured 0.1% bonds, due 2000 with detachable warrants                                             2,000          2,000
  Unsecured 0.1% bonds, due 2001 with detachable warrants                                             3,500          3,500
  Unsecured 0.03% bonds, due 2004 with detachable warrants,
     net of unamortized discount                                                                          -          3,671
  Unsecured 6.875% bonds due 2000, net of unamortized premium                                        50,149         50,066
  Unsecured 4.4% bonds due 2001                                                                      80,000         80,000
  Unsecured 6.125% U.S. dollar notes due 2003, net of unamortized discount                          193,022        193,104
  Unsecured 1.95% notes of a consolidated subsidiary, due 1998                                       15,000              -
  Unsecured 2.55% notes of a consolidated subsidiary, due 2000                                        5,000          5,000
  Unsecured 5.01% yen/U.S. dollar dual currency notes of a consolidated
     subsidiary, due 2000                                                                            25,362         23,356
  Unsecured 2.0% bonds of a consolidated subsidiary, due 2001                                        15,000         15,000
  Unsecured 1.35% bonds of a consolidated subsidiary, due 2001                                            -         15,000
  Unsecured 2.5% bonds of a consolidated subsidiary, due 2003                                        15,000         15,000
  Unsecured 2.0% bonds of a consolidated subsidiary, due 2005                                             -         15,000
  Unsecured fixed coupon U.S. dollar notes linked to the Yen/U.S. dollar
     rate of a consolidated subsidiary, due 2001                                                        859            784
  Secured 3.8% bonds of a consolidated subsidiary, due 2001,
     redeemable before due date                                                                       3,000          3,000
  Long-term capital lease obligations:
     Due 1998 to 2006 with interest ranging from 1.15% to 16.28% per annum                           26,863
     Due 1999 to 2009 with interest ranging from 1.18% to 11.67% per annum                                          21,568
  Guarantee deposits received                                                                        12,538         13,647
                                                                                                  ---------      ---------
                                                                                                  1,189,214      1,125,285
  Less - Portion due within one year                                                                 84,794         87,825
                                                                                                  ---------      ---------

                                                                                                  1,104,420      1,037,460
                                                                                                  =========      =========

On September 1, 1995, Sony Corporation issued 1 billion yen of 0.1% bonds, with 500 detachable warrants. One warrant, which became exercisable from October 1, 1995, entitles the holder to subscribe 2 million yen for shares of common stock of Sony Corporation at 5,330 yen per share (subject to adjustment in certain circumstances). Upon issuance of the bonds, Sony Corporation bought all of these warrants and distributed such instruments at fair market value to the then directors of Sony Corporation as a part of their remuneration. All warrants have been exercised.

On August 16, 1996, Sony Corporation issued 2 billion yen of 0.1% bonds, with 1,000 detachable warrants. One warrant, which became exercisable from October 1, 1996, entitles the holder to subscribe 2 million yen for shares of common stock of Sony Corporation at 7,022 yen per share (subject to adjustment in certain circumstances). Upon issuance of the bonds, Sony Corporation bought all of these warrants and distributed such instruments at fair market value to the then directors and selected employees of Sony Corporation as a part of their remuneration or salary. At March 31, 1999, 222 warrants were outstanding and will expire on August 15, 2000.

On October 13, 1997, Sony Corporation issued 3.5 billion yen of 0.1% bonds, with 1,750 detachable warrants. One warrant, which became exercisable from November 2, 1998, entitles the holder to subscribe 2 million yen for shares of common stock of Sony Corporation at 11,788 yen per share (subject to adjustment in certain circumstances). Upon issuance of the bonds, Sony Corporation bought all of these warrants and distributed such instruments at fair market value to the then directors and selected employees of Sony Corporation as a part of their remuneration or salary. At March 31, 1999, all warrants were outstanding and will expire on October 12, 2001.

On August 17, 1998, Sony Corporation issued 4 billion yen of 0.03% bonds, with 2,000 detachable warrants. One warrant, which will be exercisable from September 1, 1999, entitles the holder to subscribe 2 million yen for shares of common stock of Sony Corporation at 12,527 yen per share (subject to adjustment in certain circumstances). Upon issuance of the bonds, Sony Corporation bought all of these warrants and distributed such instruments at fair market value to the then directors and selected employees of Sony Corporation as a part of their remuneration or salary. At March 31, 1999, all warrants were outstanding and will expire on August 16, 2004.

On March 4, 1998, Sony Corporation issued unsecured 1.5 billion U.S. dollar Notes due 2003 with an interest rate of 6.125%. The Notes are redeemable before the due date. By entering into several interest rate and currency swap agreements and interest rate swap agreements, Sony has effectively converted the cash stream for these Notes into yen with fixed interest rates of 1.287% to 1.515% per annum for 150,000 million yen principled amount and LIBOR plus 0.06997% per annum for 43,425 million yen principled amount as of March 31, 1999.

At March 31, 1999, property, plant and equipment with a book value of 8,293 million yen was mortgaged as security for loans and bonds issued by consolidated subsidiaries.

Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

              Year ending                     Yen in
               March 31                      millions
               --------                      --------
                 2000                          87,825
                 2001                         224,394
                 2002                         165,147
                 2003                         224,283
                 2004                          47,045

At March 31, 1999, Sony had unused lines of credit amounting to 2,101,709 million yen of which 1,163,850 million yen related to commercial paper programs and 598, 458 million yen related to medium term notes. Under these programs, Sony is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

The basic agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantors will be furnished upon the banks' request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.


10.      Insurance-related operations:

Sony's stock life insurance subsidiary maintains accounting records as noted in
Note 2 in accordance with the accounting principles and practices prescribed by the Japanese Ministry of Finance (the "MOF"), which vary in some respects from U.S. GAAP. Those differences are mainly: that insurance acquisition costs are charged to income when incurred in Japan whereas in the U.S. those costs are deferred and amortized generally over the premium-paying period of the insurance policies, that future policy benefits calculated locally under the authorization of the MOF are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for the U.S. GAAP purposes and that deferred income taxes are not recognized under local accounting practices. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect such items in accordance with U.S. GAAP.

The amounts of statutory net equity of the subsidiary as of March 31, 1998 and 1999 were 40,625 million yen and 40,626 million yen, respectively.

Deferred insurance acquisition costs -

Insurance acquisition costs to be deferred, such as commission expenses, medical examination and inspection report fees, etc., vary with and are primarily related to acquiring new insurance policies and are amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. Amortization charged to income for the years ended March 31, 1997, 1998 and 1999 amounted to 15,855 million yen, 21,838 million yen and 20,669 million yen, respectively.

Future insurance policy benefits -

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 2.5% to 5.5%, generally graded down after 10 to 20 years. Mortality, morbidity and withdrawal assumptions for all policies are based on either the life insurance subsidiary's own experience or various actuarial tables. At March 31, 1998 and 1999, future insurance policy benefits amounted to 673,473 million yen and 865,814 million yen, respectively.


11.      Financial instruments:

Sony has certain financial instruments including financial assets and liabilities and off-balance-sheet financial instruments incurred in the normal course of business. In applying a consistent risk management strategy, Sony manages the exposure to market rate movements of its financial assets and liabilities through the use of derivative financial instruments which include foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements and interest rate and currency swap agreements designated as hedges. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. Although Sony may be exposed to losses in the event of nonperformance by counterparties or interest and currency rate movements, it does not anticipate significant losses due to the nature of its counterparties or the hedging arrangements.

Following are explanatory notes regarding the financial assets and liabilities and off-balance-sheet financial instruments.

Cash and cash equivalents and time deposits -

In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value.

Short-term borrowings and long-term debt -

The fair values of short-term borrowings and total long-term debt, including the current portion, were estimated based on either the market value or the discounted amounts of future cash flows using Sony's current incremental borrowing rates for similar liabilities.

Derivative financial instruments -

Sony utilizes foreign exchange forward contracts and foreign currency option contracts primarily to fix the cash flow value resulting from accounts receivable and payable and future transactions denominated in foreign currencies in relation to the core currencies (Japanese yen, U.S. dollars and euros) of Sony's major operating units. Foreign exchange forward contracts, the majority of which mature within three months, are used to hedge this risk which is substantially associated with accounts receivable and payable and anticipated transactions denominated in foreign currencies. The contracted amounts outstanding at March 31, 1998 and 1999 were 733,020 million yen and 718,474 million yen, respectively. The fair values of these contracts were estimated based on market quotations.

Sony has entered into interest rate swap agreements and interest rate and currency swap agreements which mature from 1999 to 2006 to reduce its exposure to losses resulting from adverse fluctuations in interest rates or foreign currency exchange rates on underlying debt instruments. At March 31, 1998 and 1999, the aggregate notional principal amounts of the interest rate swap agreements were 91,235 million yen and 210,085 million yen, respectively, and those of the interest rate and currency swap agreements were 430,297 million yen and 390,734 million yen, respectively. The fair values of such agreements were estimated based on the discounted amounts of net future cash flows.

Sony has entered into purchased foreign currency option contracts in the notional principal amounts of 233,184 million yen and 414,896 million yen at March 31, 1998 and 1999, respectively. The majority of these contracts expire within three months of the balance sheet dates. Sony has also entered into written foreign currency option contracts in the notional principal amounts of 279,406 million yen and 344,890 million yen at March 31, 1998 and 1999, respectively. The majority of these contracts are part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts described above. The fair values of such foreign currency options were estimated based on values quoted by brokers.

Sony's stock life insurance subsidiary has entered into written government bond option contracts as an integral part of short-term investing activities in order to fix the yields from bonds on hand to certain ranges. All of these contracts expire within two months of the balance sheet date and their notional principal amounts were 181,509 million yen and 108,700 million yen at March 31, 1998 and 1999, respectively. For accounting purposes, those transactions do not qualify for hedge accounting. Accordingly, those written bond option contracts were marked to market. The fair values of such written bond option contracts were estimated based on market quotations. The average fair value and the net gain/loss from those written bond option contracts during the years ended March 31, 1997, 1998 and 1999 were insignificant.

The estimated fair values of Sony's financial instruments, both on and off the balance sheets excluding notes and accounts receivable, trade and notes and accounts payable, trade that are carried at amounts which approximate fair value and excluding debt and equity securities disclosed in Note 8, are summarized as follows:

                                                                  Yen in millions
                                                          --------------------------------
                                                           Carrying             Estimated
                                                            amount             fair value
                                                          -------------      -------------
At March 31, 1998

   Cash and cash equivalents                                 423,286              423,286
   Time deposits                                             107,139              107,139
   Short-term borrowings                                    (114,617)            (114,617)
   Long-term debt including the current portion           (1,189,214)          (1,191,367)
   Forward exchange contracts                                   (471)              (1,682)
   Interest rate and currency swap agreements                      -              (24,757)
   Option contracts purchased                                  2,461                2,461
   Option contracts written                                   (2,548)              (2,548)
   Bond option contracts written                                (909)                (909)

At March 31, 1999

   Cash and cash equivalents                                 592,210              592,210
   Time deposits                                              24,304               24,304
   Short-term borrowings                                     (40,877)             (40,877)
   Long-term debt including the current portion           (1,125,285)          (1,351,358)
   Forward exchange contracts                                   (516)              (4,423)
   Interest rate swap agreements                                (549)              (1,025)
   Interest rate and currency swap agreements                      -              (21,470)
   Option contracts purchased                                  3,252                3,252
   Option contracts written                                   (4,226)              (4,226)
   Bond option contracts written                                (436)                (436)

12.      Pension and severance plans:

Upon terminating employment, employees of Sony Corporation and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. For employees voluntarily retiring, under normal circumstances, minimum payment is an amount based on current rates of pay and lengths of service. In calculating the minimum payment for employees involuntarily retiring, including employees retiring due to meeting mandatory retirement age requirements, Sony may grant additional benefits. With respect to directors' resignations, lump-sum severance indemnities are calculated using a similar formula and are normally paid subject to the approval of Sony's stockholders.

Sony Corporation and most subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension plans cover a portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and an additional portion representing the substituted noncontributory pension plans. Under the contributory pension plans, the defined benefits representing the noncontributory portion of the plans, in general, cover 60% of the indemnities under the existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are determined based on years of service and the compensation amounts, as stipulated in the aforementioned regulations, are payable at the option of the retiring employee in a lump-sum amount or on a monthly pension. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Most foreign subsidiaries have defined benefit pension plans or severance indemnity plans which substantially cover all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on current rate of pay and lengths of service.

The components of net pension and severance costs for the years ended March 31, 1997, 1998 and 1999 were as follows:

Japanese plans:

                                                       Yen in millions
                                             ----------------------------------
                                                     Year ended March 31
                                             ----------------------------------
                                              1997          1998          1999
                                             ------        ------        ------
Service cost                                 28,699        35,318        41,743
Interest cost                                11,959        13,303        14,020
Expected return on plan assets               (6,336)       (7,978)       (9,618)
Amortization of net transition asset           (375)         (375)         (375)
Recognized actuarial loss                     5,406         6,369         8,032
Amortization of prior service cost              985         1,178         1,234
                                             ------        ------        ------

Net periodic benefit cost                    40,338        47,815        55,036
                                             ======        ======        ======


Foreign plans:

                                                      Yen in millions
                                             ----------------------------------
                                                    Year ended March 31
                                             ----------------------------------
                                              1997          1998          1999
                                             ------        ------        ------
Service cost                                 15,988        15,625        15,842
Interest cost                                 4,108         4,911         5,333
Expected return on plan assets               (3,095)       (3,900)       (4,475)
Amortization of net transition asset           (110)         (122)         (122)
Recognized actuarial loss                       178           308           342
Amortization of prior service cost               --           (70)         (274)
                                             ------        ------        ------

Net periodic benefit cost                    17,069        16,752        16,646
                                             ======        ======        ======

The changes in benefit obligation and plan assets, funded status, composition of amounts recognized in the consolidated balance sheet and assumptions used were as follows:

                                                             Japanese plans                 Foreign plans
                                                        -----------------------        -----------------------
                                                            Yen in millions                Yen in millions
                                                        -----------------------        -----------------------
                                                                March 31                       March 31
                                                        -----------------------        -----------------------
                                                          1998            1999           1998           1999
                                                        -------         -------        --------       --------
Change in benefit obligation:
   Benefit obligation at beginning of year              393,448         476,068          74,673         85,159
   Service cost                                          35,318          41,743          15,625         15,842
   Interest cost                                         13,303          14,020           4,911          5,333
   Plan participants' contributions                       4,118           4,273             144            176
   Amendments                                                --              --          (1,971)        (1,079)
   Actuarial loss                                        47,679          45,933           2,636          8,060
   Foreign currency exchange rate changes                    --              --           4,859         (9,322)
   Benefits paid                                        (17,798)        (19,176)        (15,718)       (11,199)
                                                        -------         -------         -------        -------
   Benefit obligation at end of year                    476,068         562,861          85,159         92,970
                                                        -------         -------         -------        -------

Change in plan assets:
   Fair value of plan assets at beginning of year       204,491         236,966          43,837         54,597
   Actual return on plan assets                           7,843          27,845           7,016          7,005
   Foreign currency exchange rate changes                    --              --           3,164         (6,223)
   Employer contribution                                 25,667         106,738           3,993          8,274
   Plan participants' contributions                       4,118           4,273             144            176
   Benefits paid                                         (5,153)         (6,501)         (3,557)        (3,532)
                                                        -------         -------         -------        -------
   Fair value of plan assets at end of year             236,966         369,321          54,597         60,297
                                                        -------         -------         -------        -------

Funded status                                           239,102         193,540          30,562         32,673
Unrecognized actuarial loss                             (91,343)       (102,739)         (4,617)        (8,983)
Unrecognized net transition asset                         2,729           2,354             492            263
Unrecognized prior service cost                         (12,496)        (12,805)          2,651          2,847
                                                        -------         -------         -------        -------

Net amount recognized                                   137,992          80,350          29,088         26,800
                                                        =======         =======         =======        =======

Amounts recognized in the consolidated balance
   sheet consist of:
   Accrued pension and severance costs                  158,684         106,343          29,088         26,800
   Intangibles                                           (9,767)        (10,451)             --             --
   Accumulated other comprehensive income               (10,925)        (15,542)             --             --
                                                        -------         -------         -------        -------

   Net amount recognized                                137,992          80,350          29,088         26,800
                                                        =======         =======         =======        =======

Assumptions as of March 31:
   Discount rate                                            3.0%            2.7%       6.5-8.0%       4.4-7.3%
   Expected return on plan assets                           4.0%            4.0%       6.5-9.8%       6.9-9.8%
   Rate of compensation increase                            3.0%            3.0%       2.5-8.5%       2.8-8.5%

As required under FAS 87 "Employers' Accounting for Pensions", the assumptions are reviewed in accordance with changes in circumstances. Such changes in assumptions are the primary reason for the fluctuation in the projected benefit obligation and unrecognized actuarial loss.

Under FAS 87, Sony has recorded a pension liability to cover the amount of the projected benefit obligation in excess of plan assets, considering unrealized items and the minimum pension liability. The minimum pension liability which Sony has recognized on substantially all of the Japanese plans represents the excess of accumulated benefit obligation over plan assets and accrued pension and severance costs. A corresponding amount was recognized as an intangible asset to the extent of unrecognized prior service cost, and the balance was recorded as a component of accumulated other comprehensive income, net of tax. The accumulated benefit obligation of the Japanese plans was 389,310 million yen and 461,815 million yen as of March 31, 1998 and 1999, respectively.

As discussed in Note 8, Sony Corporation contributed certain marketable equity securities to an employee retirement benefit trust. The securities held in this trust are qualified as plan assets under U.S. GAAP.


13.      Income taxes:

Income before income taxes and income tax expense comprise the following:

                                                               Yen in millions
                                                    -------------------------------------
                                                             Year ended March 31
                                                    -------------------------------------
                                                      1997           1998           1999
                                                    -------        -------        -------
Income before income taxes:
   Sony Corporation and subsidiaries in Japan       226,847        293,520        195,903
   Foreign subsidiaries                              85,582        160,229        172,225
                                                    -------        -------        -------

                                                    312,429        453,749        368,128
                                                    =======        =======        =======

Income taxes - Current:
   Sony Corporation and subsidiaries in Japan       125,028        145,890         85,970
   Foreign subsidiaries                              44,032         64,223         72,416
                                                    -------        -------        -------

                                                    169,060        210,113        158,386
                                                    =======        =======        =======

Income taxes - Deferred:
   Sony Corporation and subsidiaries in Japan        (6,543)         7,221         16,433
   Foreign subsidiaries                               1,053         (2,466)         2,154
                                                    -------        -------        -------

                                                     (5,490)         4,755         18,587
                                                    =======        =======        =======

Sony is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 51% for the years ended March 31, 1997 and 1998, and approximately 48% for the year ended March 31, 1999, respectively. Due to the changes in Japanese income tax regulations, the statutory rate was reduced from 51% to 48% effective April 1, 1998 and was further reduced from 48% to 42% effective April 1, 1999. The respective newly enacted rates were used in calculating the future expected tax effects of temporary differences as of March 31, 1998 and 1999. The effect of the change in the tax rate on the balance of deferred tax assets and liabilities was insignificant as of March 31, 1998 and reduced the net deferred tax liability and income tax expense by approximately 13,400 million yen as of March 31, 1999.

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

                                                                     Year ended March 31
                                                                ----------------------------
                                                                1997        1998        1999
                                                                ----        ----        ----
Statutory tax rate                                              51.0%       51.0%       48.0%

Increase (reduction) in taxes resulting from:
   Income tax credit                                            (2.8)       (2.4)       (1.3)
   Valuation allowance recognized on current losses of
     subsidiaries                                                5.2         1.9         5.5
   Changes in Japanese income tax rates                          --         (0.9)       (3.6)
   Decrease in deferred tax liabilities on undistributed
     earnings of foreign subsidiaries                           (2.4)       (2.7)       (2.9)
   Other                                                         1.4         0.5         2.4
                                                                ----        ----        ----

Effective income tax rate                                       52.4%       47.4%       48.1%
                                                                ====        ====        ====

The significant components of deferred tax assets and liabilities are as follows:

                                                                   Yen in millions
                                                               -----------------------
                                                                       March 31
                                                               -----------------------
                                                                 1998           1999
                                                               --------       --------
Deferred tax assets:
   Operating loss carryforwards for tax purposes                 79,761         70,120
   Accrued pension and severance costs                           54,487         61,123
   Warranty reserve and accrued expenses                         52,445         57,085
   Inventory - intercompany profits and write-down               38,915         39,469
   Future insurance policy benefits                              38,686         37,393
   Accrued bonus                                                 17,881         17,565
   Other                                                         89,963         90,309
                                                               --------       --------
          Gross deferred tax assets                             372,138        373,064
          Less:  Valuation allowance                           (125,908)      (122,656)
                                                               --------       --------
          Total deferred tax assets                             246,230        250,408
                                                               --------       --------

Deferred tax liabilities:
   Insurance acquisition costs                                  (67,858)       (72,352)
   Undistributed earnings of foreign subsidiaries               (77,833)       (55,106)
   Gain on securities contribution to employee retirement
     benefit trust                                                   --        (24,712)
   Depreciation                                                 (13,264)       (11,265)
   Unrealized gains on securities                               (41,185)       (11,243)
   Other                                                        (45,773)       (59,858)
                                                               --------       --------
          Gross deferred tax liabilities                       (245,913)      (234,536)
                                                               --------       --------

          Net deferred tax assets                                   317         15,872
                                                               ========       ========

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the years ended March 31, 1997 and 1998 were increases of 3,902 million yen and 3,650 million yen, respectively, and for the year ended March 31, 1999 was a decrease of 3,252 million yen.

Net deferred tax assets are included in the consolidated balance sheets as follows:

                                                                    Yen in millions
                                                                -----------------------
                                                                        March 31
                                                                -----------------------
                                                                  1998           1999
                                                                --------       --------
Current assets - Deferred income taxes                          121,189        102,588
Other assets - Other                                             30,523         39,483
Current liabilities - Other                                      (4,279)        (5,377)
Long-term liabilities - Deferred income taxes                  (147,116)      (120,822)
                                                               --------       --------

                    Net deferred tax assets                         317         15,872
                                                               ========       ========

At March 31, 1999, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling 337,056 million yen, and on the gain of 61,544 million yen on a subsidiary's sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its remaining investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 1999 for such temporary differences amounted to 86,902 million yen.

Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 1999 amounted to approximately 204,041 million yen and are available as an offset against future taxable income of such subsidiaries. These carryforwards expire at various dates primarily up to 13 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period are changed.


14.      Stockholders' equity:

Changes in the number of shares issued and outstanding during the years ended March 31, 1997, 1998 and 1999 have resulted from the following:

                                                                      Number of
                                                                        shares
                                                                     -----------
Balance at March 31, 1996                                            374,067,706
Exercise of stock purchase warrants                                      117,838
Conversion of convertible bonds                                        9,999,499
                                                                     -----------
Balance at March 31, 1997                                            384,185,043
Exercise of stock purchase warrants                                      264,562
Conversion of convertible bonds                                       22,745,666
                                                                     -----------
Balance at March 31, 1998                                            407,195,271
Exercise of stock purchase warrants                                       26,774
Conversion of convertible bonds                                        3,217,066
                                                                     -----------

Balance at March 31, 1999                                            410,439,111
                                                                     ===========

At March 31, 1999, 54,445 thousand shares of common stock would be issued upon conversion or exercise of all convertible debentures and warrants outstanding.

Shares of common stock that would be issued upon integration of three listed subsidiaries are described in Note 17.

On November 20, 1991, Sony Corporation made a free share distribution of 33,908,621 shares for which no accounting entry is required in Japan. Had the distribution been accounted for in the manner adopted by companies in the United States of America, 201,078 million yen would have been transferred from retained earnings to the appropriate capital accounts.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Japanese Commercial Code by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

The amounts of statutory retained earnings of Sony Corporation available for the payments of dividends to stockholders as of March 31, 1998 and 1999 were 555,643 million yen and 610,133 million yen, respectively. The appropriations of retained earnings for the year ended March 31, 1999, which have been incorporated in the accompanying consolidated financial statements, will be proposed for approval at the general stockholders' meeting to be held on June 29, 1999 and will be recorded in the statutory books of account, in accordance with the Japanese Commercial Code, after stockholders' approval. The above statutory amounts available for dividend include cash dividends for the six-month periods ended March 31, 1998 and 1999, respectively, which have been incorporated in the accompanying consolidated financial statements.

Retained earnings include Sony's equity in undistributed earnings of 20% to 50% owned companies accounted for by the equity method in the amount of 18,566 million yen and 20,159 million yen at March 31, 1998 and 1999, respectively.

The ordinary general meeting of stockholders held on June 27, 1997 authorized Sony Corporation, pursuant to the Japanese regulations, to acquire and retire up to a total not exceeding 30 million outstanding shares of its common stock with its profit, on and after June 28, 1997, whenever deemed necessary by the Board of Directors in view of general economic conditions, Sony's business performance and financial condition and other factors. At March 31, 1999, no common stock had been acquired under this authorization.

The ordinary general meeting of stockholders held on June 26, 1998 approved that
(a) in addition to the shares discussed in the preceding paragraph, on and after June 27, 1998, Sony Corporation may, by a resolution of the Board of Directors, acquire and retire up to a total not exceeding 30 million outstanding shares of its common stock with its additional paid-in capital at prices in total not exceeding 400 billion yen and (b) Sony Corporation may grant share subscription rights to directors and/or employees pursuant to the Japanese regulations. At March 31, 1999, no common stock had been acquired nor had any share subscription rights been granted under this approval.

During the year ended March 31, 1998, Sony adopted stock appreciation rights
(SAR) plans in Japan and Europe as incentive plans for selected employees. Sony also adopted an SAR plan in the United States during the year ended March 31, 1999. Under the terms of the plans, the employees can receive cash equal to the amount that the market price of Sony Corporation's common stock exceeds the strike price of the SAR. The SAR vest ratably over a period of three years, and are generally exercisable up to six years from the date of grant. Sony holds treasury stock for the SAR plan in Japan to minimize cash flow exposure associated with the SAR. The status of the SAR plans is summarized as follows:

                                                                           Yen
                                                                     ----------------
                                                   Number of         Weighted-average
                                                     shares           exercise price
                                                   ---------         ----------------
Outstanding as of March 31, 1997                          --                  --
Granted                                              242,200              12,211
Exercised                                                 --                  --
Expired or forfeited                                      --                  --
                                                   ---------
Outstanding as of March 31, 1998                     242,200              12,211
Granted                                              862,925              10,467
Exercised                                                 --                  --
Expired or forfeited                                  (9,750)             10,550
                                                   ---------

Outstanding as of March 31, 1999                   1,095,375              10,852
                                                   =========

None of these shares was exercisable as of March 31, 1999. At March 31, 1999 the weighted-average remaining contractual life of SAR outstanding was 5.1 years and the range of exercise prices was 7,263 yen to 12,285 yen per share. In accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations, SAR compensation expense is measured as the excess of the quoted market price of Sony Corporation's common stock over the SAR strike price. Sony uses various strategies to minimize the compensation expense associated with the SAR in the United States and Europe. Gains and losses relating to those strategies are recognized as SAR compensation expense. For the years ended March 31, 1998 and 1999, Sony recognized 0 million yen and 886 million yen of SAR compensation expense, respectively.

Other comprehensive income for the years ended March 31, 1997, 1998 and 1999, was as follows:

                                                                           Yen in millions
                                                               ---------------------------------------
                                                                Pre-tax          Tax        Net-of-tax
                                                                amount         expense        amount
                                                               --------        -------      ----------
For the year ended March 31, 1997:
   Unrealized gains on securities -
     Unrealized holding gains arising during the period         (23,735)         9,680        (14,055)
   Foreign currency translation adjustments                     127,705         (6,423)       121,282
                                                               --------         ------       --------

             Other comprehensive income                         103,970          3,257        107,227
                                                               ========         ======       ========

For the year ended March 31, 1998:
   Unrealized gains on securities -
     Unrealized holding gains arising during the period         (56,704)        34,599        (22,105)
   Minimum pension liability adjustment                         (10,925)         5,211         (5,714)
   Foreign currency translation adjustments                      35,985          4,511         40,496
                                                               --------         ------       --------

             Other comprehensive income                         (31,644)        44,321         12,677
                                                               ========         ======       ========

For the year ended March 31, 1999:
   Unrealized gains on securities -
     Unrealized holding gains arising during the period           7,484          1,525          9,009
     Less: Reclassification adjustment for gains included
             in net income                                      (58,698)        27,999        (30,699)
   Minimum pension liability adjustment                          (4,617)         1,332         (3,285)
   Foreign currency translation adjustments                    (151,971)         8,316       (143,655)
                                                               --------         ------       --------

             Other comprehensive income                        (207,802)        39,172       (168,630)
                                                               ========         ======       ========

15.      Research and development expenses and advertising costs:

Research and development expenses -

Research and development expenses charged to cost of sales for the years ended March 31, 1997, 1998 and 1999 were 282,569 million yen, 318,044 million yen and 375,314 million yen, respectively.

Advertising costs -

Advertising costs included in selling, general and administrative expenses for the years ended March 31, 1997, 1998 and 1999 were 216,579 million yen, 268,985 million yen and 315,310 million yen, respectively.


16.      Leased assets:

Sony leases certain plant facilities, office space, warehouses, employees' residential facilities and other assets.

An analysis of leased assets under capital leases is as follows:

                                                          Yen in millions
                                                    ---------------------------
                                                              March 31
                                                    ---------------------------
   Class of property                                  1998                1999
   -----------------                                -------             -------
Land                                                  2,501               2,277
Buildings                                            21,682              19,616
Machinery and equipment                              10,103               8,581
Accumulated amortization                            (12,243)            (11,730)
                                                    -------             -------

                                                     22,043              18,744
                                                    =======             =======

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 1999:

                                                                     Yen in
                                                                    millions
                                                                    --------
Year ending March 31:
   2000                                                               5,071
   2001                                                               4,403
   2002                                                               3,958
   2003                                                               3,846
   2004                                                               2,103
   Later years                                                        7,627
                                                                     ------
Total minimum lease payments                                         27,008
Less - Amount representing interest                                   5,440
                                                                     ------
Present value of net minimum lease payments                          21,568
Less - Current obligations                                            4,136
                                                                     ------

Long-term capital lease obligations                                  17,432
                                                                     ======

Rental expenses under operating leases for the years ended March 31, 1997, 1998 and 1999 were 86,570 million yen, 87,564 million yen and 98,925 million yen, respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 1999 are as follows:


                                                                      Yen in
                                                                     millions
                                                                     --------
Year ending March 31:
   2000                                                               46,647
   2001                                                               40,549
   2002                                                               32,545
   2003                                                               25,688
   2004                                                               20,248
   Later years                                                        90,773
                                                                     -------

Total minimum future rentals                                         256,450
                                                                     =======

17.      Commitments and contingent liabilities:

Commitments outstanding at March 31, 1999 for the purchase of property, plant and equipment and other assets approximated 34,305 million yen.

Contingent liabilities for guarantees given in the ordinary course of business and for employee loans amounted to 130,795 million yen at March 31, 1999.

Certain subsidiaries in the music business have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly through March 31, 2002. As of March 31, 1999, these subsidiaries were committed to make payments under such long-term contracts of 47,168 million yen.

Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both Sony and its legal counsel, management of Sony believes that damages from such lawsuits, if any, would not have a material effect on Sony's consolidated financial statements.

Integration of three listed subsidiaries -

On March 9, 1999, Sony Corporation and three listed subsidiaries, Sony Music Entertainment (Japan) Inc. ("SMEJ"), Sony Chemicals Corporation ("SCC") and Sony Precision Technology Inc. ("SPT") agreed that each of such three subsidiaries should become a wholly-owned subsidiary of Sony Corporation on or about January 1, 2000.

Sony Corporation currently owns approximately 70% of each subsidiary's common stock. Sony Corporation plans to carry out the integration of these subsidiaries by utilizing the exchange procedures included in the Law amending the Commercial Code and other laws which are expected to be deliberated at the ordinary session of the Diet in 1999. However, if the exchange offer procedures are judged to be impractical taking into account the effective date of the amended Commercial Code and status of the related amendment to other laws and regulations, an alternative method, which is legal under the laws and regulations of Japan currently in effect, may be selected. Any method will require approval at stockholders' meetings of each company.

The agreed share exchange ratios are 1 share of SMEJ for 0.835 share of Sony Corporation, 1 share of SCC for 0.565 share of Sony Corporation, 1 share of SPT for 0.203 share of Sony Corporation. As a result, approximately 33 million shares of Sony Corporation would be issued and the total capital (common stock and additional paid-in capital) would increase by approximately 348 billion yen. The stock price for a reasonable period before and after the acquisitions were agreed and announced will be used to calculate the increase in total capital based on U.S. GAAP.

Any of the above exchange ratios may be amended upon mutual deliberation between Sony Corporation and the relevant subsidiary if a material change occurs in respect of conditions based upon which the relevant ratio is determined. In this case, the stock price for a reasonable period before and after the amendment was made will be used for the new calculation of the total capital increase.


18.      Business segment information:

Effective for the year ended March 31, 1998, Sony adopted FAS 131, "Disclosures about Segments of an Enterprise and Related Information" which requires disclosure of financial and descriptive information about Sony's reportable operating segments. The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The Electronics segment designs, develops, manufactures and distributes audiovisual equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation game consoles and related software mainly in Japan, the United States and Europe, and licenses to third party software developers. The Music segment is mainly engaged worldwide in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the United States, and markets, distributes and broadcasts in the worldwide market. The Insurance segment represents insurance-related underwriting business, primarily individual life insurance business in the Japanese market. The Other segment consists of various operating activities, primarily including leasing and credit card businesses, a business focused on parts trading services within the Sony group, satellite distribution services including program supplying businesses in Japan, internet-related businesses in the United States, and development of location-based entertainment complexes. Sony's products and services are generally unique to a single operating segment.

Business segments -

      Sales and operating revenue:

                                                              Yen in millions
                                                -------------------------------------------
                                                            Year ended March 31
                                                -------------------------------------------
                                                   1997             1998             1999
                                                ---------        ---------        ---------
Sales and operating revenue:
   Electronics -
     Customers                                  3,930,292        4,377,346        4,355,001
     Intersegment                                 201,339          312,764          313,448
                                                ---------        ---------        ---------
             Total                              4,131,631        4,690,110        4,668,449
   Game -
     Customers                                    408,335          699,574          760,071
     Intersegment                                  10,943           22,977           23,751
                                                ---------        ---------        ---------
             Total                                419,278          722,551          783,822
   Music -
     Customers                                    570,119          660,407          718,878
     Intersegment                                  21,961           34,307           41,394
                                                ---------        ---------        ---------
             Total                                592,080          694,714          760,272
   Pictures -
     Customers                                    438,551          642,714          540,109
     Intersegment                                       3              450               59
                                                ---------        ---------        ---------
             Total                                438,554          643,164          540,168
   Insurance -
     Customers                                    227,920          291,061          339,368
     Intersegment                                      14                7                1
                                                ---------        ---------        ---------
             Total                                227,934          291,068          339,369
   Other -
     Customers                                     87,917           84,388           81,192
     Intersegment                                 152,457          163,841          206,137
                                                ---------        ---------        ---------
             Total                                240,374          248,229          287,329

   Elimination                                   (386,717)        (534,346)        (584,790)
                                                ---------        ---------        ---------

Consolidated total                              5,663,134        6,755,490        6,794,619
                                                =========        =========        =========


                                                              Yen in millions
                                                -------------------------------------------
                                                            Year ended March 31
                                                -------------------------------------------
                                                   1997             1998             1999
                                                ---------        ---------        ---------
Equity earnings (losses) included
   in sales and operating revenue:
   Electronics                                       (322)          (2,738)          (1,253)
   Music                                            5,755            2,026            1,581
   Pictures                                           152           (1,469)          (5,584)
   Other                                             (704)          (3,333)          (4,307)
                                                ---------        ---------        ---------

          Total                                     4,881           (5,514)          (9,563)
                                                =========        =========        =========

Segment profit or loss:

                                                         Yen in millions
                                             --------------------------------------
                                                       Year ended March 31
                                             --------------------------------------
                                               1997           1998           1999
                                             --------       --------       --------
Operating income (loss):
   Electronics                                239,312        314,538        129,853
   Game                                        57,045        116,936        136,500
   Music                                       45,216         54,084         38,147
   Pictures                                    28,925         35,544         37,370
   Insurance                                   19,099         20,326         18,048
   Other                                       (1,422)       (10,292)        (8,845)
                                             --------       --------       --------
             Total                            388,175        531,136        351,073
   Elimination                                  3,390         10,749         10,313
   Unallocated amounts:
     Corporate expenses                       (21,235)       (21,675)       (22,737)
                                             --------       --------       --------
Consolidated operating income                 370,330        520,210        338,649

Other income                                   92,643         83,963        152,905
Other expenses                               (150,544)      (150,424)      (123,426)
                                             --------       --------       --------

Consolidated income before income taxes       312,429        453,749        368,128
                                             ========       ========       ========


Assets:

                                                       Yen in millions
                                            ---------------------------------------
                                                           March 31
                                            ---------------------------------------
                                               1997           1998          1999
                                            ---------      ---------     ----------
Total assets:
   Electronics                              3,014,756      3,253,990      3,058,355
   Game                                       128,056        197,605        188,796
   Music                                      714,792        835,939        755,765
   Pictures                                   796,942        915,545        836,134
   Insurance                                  716,843        899,016      1,129,005
   Other                                      275,824        309,150        388,497
                                            ---------      ---------      ---------
             Total                          5,647,213      6,411,245      6,356,552

   Elimination                               (204,006)      (221,112)      (215,732)
   Corporate assets                           237,039        212,910        158,233
                                            ---------      ---------      ---------

Consolidated total                          5,680,246      6,403,043      6,299,053
                                            =========      =========      =========

Other significant items:


                                                         Yen in millions
                                                ---------------------------------
                                                       Year ended March 31
                                                ---------------------------------
                                                  1997         1998         1999
                                                -------      -------      -------
Depreciation and amortization:
   Electronics                                  187,960      197,449      218,608
   Game                                           3,738       12,536        3,895
   Music                                         28,707       30,933       34,523
   Pictures                                      13,286       16,668       11,329
   Insurance, including deferred insurance
     acquisition costs                           15,870       22,410       21,085
   Other                                         14,141       17,539       15,402
                                                -------      -------      -------
             Total                              263,702      297,535      304,842

   Corporate                                      2,830        4,130        2,331
                                                -------      -------      -------

Consolidated total                              266,532      301,665      307,173
                                                =======      =======      =======


Capital expenditures for segment assets:
   Electronics                                  226,696      301,197      252,363
   Game                                           5,757       17,114        3,941
   Music                                         31,807       28,361       45,222
   Pictures                                      15,194       13,477       10,747
   Insurance                                        176          633          836
   Other                                         16,502       24,102       36,574
                                                -------      -------      -------
             Total                              296,132      384,884      349,683

   Corporate                                      1,946        3,071        4,047
                                                -------      -------      -------

Consolidated total                              298,078      387,955      353,730
                                                =======      =======      =======


The capital expenditures in the above table represent the additions to fixed assets of each segment.

The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics business is managed as a single operating segment by Sony's management.

                                                     Yen in millions
                                         ---------------------------------------
                                                   Year ended March 31
                                         ---------------------------------------
                                            1997           1998           1999
                                         ---------      ---------      ---------
Audio                                    1,029,961      1,127,788      1,072,621
Video                                      816,582        870,854        969,129
Televisions                                704,075        709,043        702,620
Information and Communications             764,512        894,810        914,140
Electronic components and other            615,162        774,851        696,491
                                         ---------      ---------      ---------

          Total                          3,930,292      4,377,346      4,355,001
                                         =========      =========      =========


Geographic information -

Sales and operating revenue which are attributed to countries based on location of customers and long-lived assets for the years ended March 31, 1997, 1998 and 1999 are as follows:

                                                     Yen in millions
                                         ---------------------------------------
                                                   Year ended March 31
                                         ---------------------------------------
                                            1997           1998           1999
                                         ---------      ---------      ---------
Sales and operating revenue:
   Japan                                 1,590,820      1,843,149      1,908,600
   U.S.A.                                1,639,334      2,101,907      2,157,061
   Europe                                1,304,491      1,567,121      1,666,714
   Other                                 1,128,489      1,243,313      1,062,244
                                         ---------      ---------      ---------

             Total                       5,663,134      6,755,490      6,794,619
                                         =========      =========      =========


                                                       Yen in millions
                                         ---------------------------------------
                                                          March 31
                                         ---------------------------------------
                                            1997          1998            1999
                                         ---------      ---------      ---------
Long-lived assets:
   Japan                                   730,075        843,800        903,345
   U.S.A.                                  824,439        845,887        703,208
   Europe                                  174,524        192,695        181,621
   Other                                   194,683        209,984        143,006
                                         ---------      ---------      ---------

             Total                       1,923,721      2,092,366      1,931,180
                                         =========      =========      =========


There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

Transfers between reportable business or geographic segments are made at arms-length prices. Operating income is sales and operating revenue less costs and operating expenses. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

There has been no sales and operating revenue with a single major external customer for the years ended March 31, 1997, 1998 and 1999.

The following information is sales and operating revenue and operating income which show those recognized by geographic origin for the years ended March 31, 1997, 1998 and 1999. In addition to the disclosure requirements under FAS 131, Sony discloses this information as supplemental information in light of the disclosure requirement of the Japanese Securities and Exchange Law, which a Japanese public company is subject to.

                                                  Yen in millions
                                   --------------------------------------------
                                                Year ended March 31
                                   --------------------------------------------
                                      1997             1998             1999
                                   ----------       ----------       ----------
Sales and operating revenue:
   Japan -
     Customers                      2,048,406        2,361,734        2,336,463
     Intersegment                   1,386,422        1,697,655        1,822,282
                                   ----------       ----------       ----------
          Total                     3,434,828        4,059,389        4,158,745
   U.S.A. -
     Customers                      1,672,173        2,156,173        2,232,490
     Intersegment                     126,637          153,603          140,239
                                   ----------       ----------       ----------
          Total                     1,798,810        2,309,776        2,372,729
   Europe -
     Customers                      1,100,958        1,338,232        1,480,181
     Intersegment                      42,381           62,506           65,466
                                   ----------       ----------       ----------
          Total                     1,143,339        1,400,738        1,545,647
   Other -
     Customers                        841,597          899,351          745,485
     Intersegment                     603,518          715,156          724,240
                                   ----------       ----------       ----------
          Total                     1,445,115        1,614,507        1,469,725

   Elimination                     (2,158,958)      (2,628,920)      (2,752,227)
                                   ----------       ----------       ----------

Consolidated total                  5,663,134        6,755,490        6,794,619
                                   ==========       ==========       ==========


Operating income:
   Japan                              259,376          348,458          206,162
   U.S.A.                              30,928           75,820           78,583
   Europe                              70,597           74,064           81,185
   Other                               69,858           69,490           47,683
   Corporate and elimination          (60,429)         (47,622)         (74,964)
                                   ----------       ----------       ----------

Consolidated total                    370,330          520,210          338,649
                                   ==========       ==========       ==========

                                                                     SCHEDULE II


                                SONY CORPORATION
                          AND CONSOLIDATED SUBSIDIARIES

                        VALUATION AND QUALIFYING ACCOUNTS


                                                               Yen in millions
                                    ---------------------------------------------------------------------
                                                    Additions
                                     Balance at    charged to                                  Balance at
                                    beginning of   costs and      Deductions       Other         end of
                                       period       expenses       (Note 1)      (Note 2)        period
                                    ------------   ----------     ----------     --------      ----------
Year ended March 31, 1997:
Allowance for doubtful accounts
   and sales returns                   68,763         42,285       (28,570)        11,254         93,732
                                      =======        =======      ========        =======        =======
Year ended March 31, 1998:
Allowance for doubtful accounts
   and sales returns                   93,732         70,836       (55,855)         6,198        114,911
                                      =======        =======      ========        =======        =======
Year ended March 31, 1999:
Allowance for doubtful accounts
   and sales returns                  114,911         82,813       (65,510)       (10,199)       122,015
                                      =======        =======      ========        =======        =======


Notes: 1. Amounts written off.

       2. Translation adjustment.


                                     Balance at                                                 Balance at
                                    beginning of                                   Other          end of
                                       period        Additions    Deductions      (Note 1)        period
                                    ------------     ---------    ----------      --------      ----------
Year ended March 31, 1997:
   Valuation allowance
   - Deferred tax assets              118,356          7,802       (19,974)        16,074        122,258
                                      =======         ======       =======        =======        =======

Year ended March 31, 1998:
   Valuation allowance
   - Deferred tax assets              122,258         13,102       (15,032)         5,580        125,908
                                      =======         ======       =======        =======        =======
Year ended March 31, 1999:
   Valuation allowance
   - Deferred tax assets              125,908         20,847       (13,921)       (10,178)       122,656
                                      =======         ======       =======        =======        =======


Note: 1. Translation adjustment.

                              (Translation Summary)

                           MEMORANDUM OF UNDERSTANDING
                      CONCERNING SONY GROUP REORGANIZATION

Dated March 9, 1999, between Sony Corporation ("Sony") and Sony Music Entertainment (Japan) Inc. ("SMEJ")

Basic Plan. The parties plan to cause SMEJ to become a wholly-owned subsidiary of Sony through one of the plans below, and intend at this time to use Plan A, unless there is a significant delay in the amendment of the Commercial Code.

Plan A: If the Commercial Code is amended in a timely manner to so allow, Sony plans to become the 100% parent company of SMEJ by means of a share exchange by about January 1, 2000.

If the parties adopt plan A:

- The exchange date will be January 1, 2000, or such other date as may be confirmed by the parties;

- The exchange ratio will be Sony at 1 and SMEJ at 0.835 (0.835 Sony share will be exchanged for one SMEJ share), or other ratio agreed by the parties; and

- The details of the exchange will be described in a share exchange agreement which will be authorized and approved by a general shareholders' meeting of each party.

Plan B: SMEJ plans to incorporate a new wholly-owned subsidiary, transfer to it the whole or a material part of its business and then be acquired by, and merged into, Sony and dissolved by about January 1, 2000.

If the parties adopt plan B:

-   Sony will be the surviving corporation in the merger;

- The date of the merger will be January 1, 2000, or such other date as may be confirmed by the parties ;

- The merger ratio will be Sony at 1 and SMEJ at 0.835 (0.835 Sony share will be issued for one SMEJ share), or other merger ratio agreed by the parties; and

- The details of the merger will be described in a merger agreement which will be authorized and approved by a general shareholders' meeting of each party.

Consultation. Each party agrees to consult with the other in good faith regarding the reorganization.