Form 20-F
period 2000-03-31
SONY CORP
filed 2000-08-03
CIK 313838

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 2000

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

                                      None
          ------------------------------------------------------------
                                (Title of Class)

     Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

                                      None
          ------------------------------------------------------------
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                                       OUTSTANDING AS OF
                                             MARCH 31, 2000        MARCH 30, 2000
TITLE  OF  CLASS                              (TOKYO TIME)         (NEW YORK TIME)
----------------                             --------------        ---------------
Common Stock                                    453,639,163***
American Depositary Shares                                              31,630,893***

*** No adjustment has been made to the number of shares as of March 31, 2000, regarding two-for-one stock split that has become effective on May 19, 2000.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                        Yes      [ X ]      No       [   ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                                        Item 17  [   ]      Item 18  [ X ]

     In this document, Sony Corporation and its consolidated subsidiaries are together referred to as "Sony." In addition, sales and operating revenue is referred to as "sales" in the narrative description except in Consolidated Financial Statements.

     The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on July 26, 2000 was
109.28 yen = U.S. 1 dollar.

     As of March 31, 2000, Sony Corporation had 1,080 consolidated subsidiaries. It has applied the equity accounting method in respect to its 81 affiliated companies.


CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

     STATEMENTS MADE IN THIS ANNUAL REPORT WITH RESPECT TO SONY'S CURRENT PLANS, ESTIMATES, STRATEGIES AND BELIEFS AND OTHER STATEMENTS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS ABOUT THE FUTURE PERFORMANCE OF SONY. THESE STATEMENTS ARE BASED ON MANAGEMENT'S ASSUMPTIONS AND BELIEFS IN LIGHT OF THE INFORMATION CURRENTLY AVAILABLE TO IT AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. SONY CAUTIONS YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO
(I) GENERAL ECONOMIC CONDITIONS IN SONY'S MARKETS, PARTICULARLY LEVELS OF CONSUMER SPENDING; (II) EXCHANGE RATES, PARTICULARLY BETWEEN THE YEN AND THE U.S. DOLLAR, EURO, AND OTHER CURRENCIES IN WHICH SONY MAKES SIGNIFICANT SALES OR IN WHICH SONY'S ASSETS AND LIABILITIES ARE DENOMINATED; AND (III) SONY'S ABILITY TO CONTINUE TO DESIGN AND DEVELOP AND WIN ACCEPTANCE OF ITS PRODUCTS AND SERVICES, WHICH ARE OFFERED IN HIGHLY COMPETITIVE MARKETS CHARACTERIZED BY CONTINUAL NEW PRODUCT INTRODUCTIONS, RAPID DEVELOPMENT IN TECHNOLOGY (PARTICULARLY IN THE ELECTRONICS BUSINESS), AND SUBJECTIVE AND CHANGING CONSUMER PREFERENCES (PARTICULARLY IN THE GAME, MUSIC, AND PICTURES BUSINESSES).

                                     PART I

Item 1.  Description of Business

General

     Sony Corporation was established in Japan in May 1946 as Tokyo Tsushin Kogyo Kabushiki Kaisha. In January 1958, it changed its name to Sony Kabushiki Kaisha ("Sony Corporation" in English).

     Sony is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and professional markets. Sony's principal manufacturing facilities are located in Japan, the U.S. and Mexico, Europe, and Asia, and its products are marketed by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet throughout the world. In addition to internationalizing its production operations, Sony has been promoting the transfer of research and development activities and management functions overseas to bring its overseas operations in closer proximity to local communities and markets.

     Sony develops, produces, manufactures, and markets home-use entertainment hardware and software, principally through Sony Computer Entertainment ("SCE").

     Sony is engaged in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres worldwide, through Sony Music Entertainment Inc. ("SMEI"), and, in Japan, through Sony Music Entertainment (Japan) Inc. ("SMEJ").

     Sony is also engaged in the development, production, manufacture, marketing, distribution, and broadcasting of image-based software, including film, video, television, and new entertainment technologies, principally through Sony Pictures Entertainment ("SPE").

     Sony conducts insurance operations principally through Sony Life Insurance Co., Ltd. ("Sony Life"), a Japanese stock life insurance subsidiary, and Sony Assurance Inc. ("Sony Assurance"), a Japanese non-life insurance subsidiary.

     In addition, Sony is engaged in financial business through leasing and credit financing, satellite distribution services including program supplying businesses in Japan, Internet-related businesses, location-based entertainment complexes, and other businesses.


Realigning the Network Companies

     In October 1999, Sony combined the B&P Company, which is in charge of broadcast- and professional-use equipment, with Digital Network Solutions ("DNS"), which is in charge of network related technologies and service businesses, to establish the Communication System Solutions Network Company ("CSNC"). By combining both companies' technical expertise, CSNC aims to expand existing businesses and develop new businesses in the digital network era. Following this step, the Electronics business is consolidated into four network companies, which are internal business units, the Home Network Company ("HNC"), the Personal IT Network Company ("PNC"), the Core Technology and Network Company ("CNC"), and CSNC.

     In addition, Sony announced plans to establish Semiconductor Network Company ("SNC"), a new network company, effective as of August 1, 2000. SNC will be in charge of semiconductor business currently included in CNC. SNC will work to develop system LSI with its latest manufacturing technologies to be used in end products. By working closely with Sony's product development divisions, SNC will seek to closely reflect the trends and needs of semiconductors that are required for new product development.


Privatizing Three Sony Group Subsidiaries

     On January 5, 2000, the acquisition transactions by way of exchanges of stock, whereby SMEJ, Sony Chemicals Corporation, and Sony Precision Technology Inc. became wholly-owned subsidiaries of Sony Corporation, were completed.


Products and Services

     Within the Electronics segment, sales are reported using the following five product categories: "Audio", "Video", "Televisions", "Information and communications", and "Electronic components and other."

     The following table sets forth Sony's sales by operating segments and product categories.

                                                                         YEAR ENDED MARCH 31
                                                      --------------------------------------------------------
                                                        1998                   1999                    2000
                                                      ---------              ---------               ---------
                                                                          (YEN IN MILLIONS)
Electronics                                           4,380,084              4,356,254               4,395,906
                                                          (64.8)                 (64.0)                  (65.7)
                                                      ---------              ---------               ---------
 Audio                                                1,127,788              1,072,621                 934,865
                                                          (16.7)                 (15.8)                  (14.0)
 Video                                                  870,854                969,129                 976,705
                                                          (12.9)                 (14.2)                  (14.6)
 Televisions                                            709,043                702,620                 714,188
                                                          (10.5)                 (10.3)                  (10.7)
 Information and communications                         894,810                914,140               1,052,707
                                                          (13.2)                 (13.4)                  (15.7)
 Electronic components and other                        777,589                697,744                 717,441
                                                          (11.5)                 (10.3)                  (10.7)
                                                      ---------              ---------               ---------
Game                                                    699,574                760,071                 630,662
                                                          (10.4)                 (11.2)                   (9.4)
                                                      ---------              ---------               ---------
Music                                                   658,381                717,297                 665,047
                                                           (9.7)                 (10.5)                  (10.0)
                                                      ---------              ---------               ---------
Pictures                                                644,183                545,693                 492,093
                                                           (9.5)                  (8.0)                   (7.4)
                                                      ---------              ---------               ---------
Insurance                                               291,061                339,368                 380,317
                                                           (4.3)                  (5.0)                   (5.7)
                                                      ---------              ---------               ---------
Other                                                    87,721                 85,499                 122,636
                                                           (1.3)                  (1.3)                   (1.8)
                                                      ---------              ---------               ---------
Sales and operating revenue                           6,761,004              6,804,182               6,686,661
                                                      =========              =========               =========


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


  Televisions:

       Televisions includes color TVs, projection TVs, flat panel displays, personal LCD monitors, car TVs, and professional-use monitors/projectors.


  Information and communications:

       Information and communications includes computer displays, personal computers, computer peripherals, data media, IC recording media, satellite broadcasting reception systems, cellular phones, telephones, car navigation systems, and video printers.


  Electronic components and other:

       Electronic components and other includes semiconductors, LCDs, electronic components, cathode ray tubes ("CRTs"), optical pickups, batteries, FA systems, and an Internet-related business in Japan.


Game

     SCE develops, designs, and sells PlayStation, PS one, and PlayStation 2 entertainment hardware and related software, principally in Japan, the U.S., and Europe, and enters into licenses with third party software developers.


Music

     SMEI and SMEJ produce recorded music and video through contracts with many top artists worldwide in all musical genres. SMEI and SMEJ manufacture, market, and distribute CDs, MDs, DVDs, Super Audio CDs, and pre-recorded audio and video cassettes, and produce and manufacture CD-ROMs.

     The Music business has an extensive and geographically diversified software manufacturing capacity, with plants in the U.S., Austria, Japan, Brazil, Australia, India, Canada, Hong Kong, and Mexico. Software is manufactured principally for the Music business, the Game business, and third parties.

Pictures

     Pictures business global operations encompass motion picture production, acquisition and distribution, television programming and syndication, production, acquisition and distribution, home video acquisition and distribution, television broadcasting, and operation of studio facilities.

     SPE's motion picture arm, the Columbia TriStar Motion Picture Group, includes SPE's principal motion picture production organization, Columbia Pictures, Screen Gems, as well as Sony Pictures Classics, Sony Pictures Releasing, and Columbia TriStar Film Distributors International.

     SPE's Columbia TriStar Television Group is principally comprised of Columbia TriStar Television, Columbia TriStar Television Distribution, Columbia TriStar International Television, the Game Show Networks, and various investments relating to television broadcasting.

     SPE's home video operations are conducted through Columbia TriStar Home Video.

     SPE's digital production, online distribution, and broadband services will be operated through the newly formed Sony Pictures Digital Entertainment.

     SPE also manages two studio facilities, Sony Pictures Studios and The Culver Studios, both of which are located at SPE's world headquarters in Culver City, California.


Insurance

     Insurance includes insurance-related underwriting business, primarily individual life insurance business in Japan conducted through Sony Life and individual automobile insurance business in Japan conducted through Sony Assurance.


Other

     Other business consists of various operating activities, primarily including a leasing and credit financing business through Sony Finance International, Inc., a business focused on parts trading services within the Sony group through Sony Trading International Corporation, satellite distribution services including program supplying businesses in Japan, principally through Sony Broadcast Media Co., Ltd., and location-based entertainment businesses in Japan, the U.S., and Germany.


Sales and Distribution

     The following table shows Sony's sales in each of its major markets for the periods indicated.


                                                                YEAR ENDED MARCH 31
                                               ----------------------------------------------------
                                                 1998                  1999                 2000
                                               ---------             ---------            ---------
                                                                 (YEN IN MILLIONS)
Japan                                          1,848,023             1,917,028            2,121,249
                                                   (27.3)                (28.2)               (31.7)
United States                                  2,101,222             2,158,006            2,027,129
                                                   (31.1)                (31.7)               (30.3)
Europe                                         1,568,830             1,667,010            1,470,447
                                                   (23.2)                (24.5)               (22.0)
Other Areas                                    1,242,929             1,062,138            1,067,836
                                                   (18.4)                (15.6)               (16.0)
                                               ---------             ---------            ---------
Sales and operating revenue                    6,761,004             6,804,182            6,686,661
                                               =========             =========            =========

   Figures in parentheses indicate percentage of sales and operating revenue.

Electronics

     Sony's electronic products are sold throughout the world under the trademark "Sony", which has been registered in 200 countries and territories.

     In most cases, sales of Sony's electronic products are made to sales subsidiaries of Sony Corporation located or responsible for sales in the countries and territories where Sony's products are sold, and these subsidiaries sell to local distributors and dealers. In some regions, sales of certain products are made directly to local distributors by Sony Corporation.


  Japan:

       Sony Marketing (Japan) Inc. markets consumer products through retailers and also markets broadcast- and professional-use products. In addition, Sony Style.com Japan Inc. markets consumer products directly via the Internet. For electronic components, Sony directly sells products to wholesalers and manufacturers.


  North America:

       Sony Electronics Inc. markets Sony's consumer and non-consumer products in the U.S. Sony Electronics Inc. has 18 sales and distribution branches and offices throughout the U.S.

       In Canada, Sony markets its products through Sony of Canada Ltd.


  Europe:

       In Europe, Sony's consumer products are marketed through 17 sales subsidiaries including Sony United Kingdom Limited, Sony Deutschland G.m.b.H., and Sony France S.A. Sales of non-consumer products are made through several divisions differentiated by product covering all of Europe.


  Other Areas:

       In overseas areas other than North America and Europe, Sony's products are marketed through 20 sales subsidiaries, including Sony Corporation of Hong Kong Limited, Sony Gulf FZE in United Arab Emirates, and Sony Comercio e Industria Ltda. in Brazil. In some regions, sales of certain products are made directly to local distributors by Sony Corporation.


Game

     SCE markets and distributes PlayStation, PS one, and PlayStation 2 entertainment hardware and related software. This business is conducted through Sony Computer Entertainment Inc. ("SCEI") in Japan, Sony Computer Entertainment America Inc. ("SCEA") in the U.S., and Sony Computer Entertainment Europe Limited. ("SCEE") in Europe.


Music

     SMEI and SMEJ manufacture, market and distribute CDs, MDs, DVDs, Super Audio CDs, and pre-recorded audio and video software.

     SMEI and its affiliates conduct business in countries other than Japan under the "Columbia Records Group", "Epic Records Group", "LOUD Records", "Sony Classical", and other labels. The Columbia House Company, a 50:50 partnership between Sony and Time Warner Inc., is engaged in direct marketing of music and home-video products in the U.S., Canada, and Mexico.

     SMEJ conducts business in Japan under the "Sony Records", "Epic Records", "Ki/oon Records", "SMEJ Associated Records", and other labels.


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

     The worldwide home video distribution of motion pictures, television programs, and other video products of SPE (and those acquired or licensed from others) is handled through Columbia TriStar Home Video, except in certain countries where SPE has joint distribution arrangements with other studios or arrangements with independent local distributors.

     SPE produces television programming and licenses it to U.S. network and cable television or first run syndication for prime-time or daytime broadcast. SPE also licenses rights to its library of television programming and motion pictures to network affiliates and independent stations in the U.S. and to international television stations and other broadcasters throughout the world.

     SPE produces original programming in eight different languages around the world in conjunction with local partners. SPE has worldwide broadcasting investments in more than 25 international channels including AXN, branded channels offering programming in several countries in Asia, Spain, and Japan; Sony Entertainment Television, channels in several countries in Latin America and India providing U.S. movies and television programming; and Telemundo, a U.S. network and station group providing programming for the U.S. Hispanic market.


Insurance

     Sony Life conducts life insurance business primarily in Japan, using Lifeplanner financial consultants to serve customers. As of March 31, 2000, Sony Life employed approximately 4,440 such consultants. Sony Life maintains an extensive service network including 97 Lifeplanner branch offices, 26 regional sales offices, and 1,572 independent agencies in Japan at the end of March 2000. In addition, aiming to apply Sony Life's insurance expertise in countries other than Japan, Sony Life Insurance (Philippines) Corporation, a newly established subsidiary, began operations in the Philippines in November 1999.

     Sony Assurance conducts non-life insurance business starting in October 1999. Using a direct marketing model that Sony believes is tailored to today's networked society, the new company is working to build a new type of relationship between an insurer and its customers. Sony Assurance started selling automobile insurance directly to individuals by telephone and over the Internet.

Overseas Operations

     Sony has pursued a long-term strategy of actively expanding its production capabilities outside Japan following a general policy seeking to manufacture its products in the markets in which they are sold. As of March 31, 2000, it operated 16 manufacturing facilities in North America and Mexico, 11 in Europe, and 23 in other areas outside Japan. To build a corporate structure less susceptible to the impact of foreign exchange rate fluctuations and to reduce inventory and cost, Sony continues to seek to localize its overseas production, research and development, design, materials and parts procurement, and management.


After-Sales Service

     Sony provides repair and servicing functions in the countries where its electronic products are sold. In large markets, such as Japan, the U.S., and Europe, Sony provides these services through its own service centers, authorized independent service centers and authorized servicing dealers, and its subsidiaries; other markets are principally serviced through authorized servicing dealers.

     In line with industry practice, almost all of Sony's electronic products sold in Japan carry a warranty, generally for a period of one year from the date of purchase for repairs, free of charge, for malfunctions occurring in the course of ordinary use. In the case of broadcast- and professional-use products, Sony maintains support contracts with customers in addition to warranties. Overseas warranties are generally provided for various periods of time depending on the product and the country where it is marketed.

     To further ensure customer satisfaction, Sony maintains customer information centers in its principal markets.


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

     The Game business is a historically volatile and highly dynamic industry and Sony's competitive position is affected by changing technology and product introductions, limited platform life cycles, popularity of software titles, seasonality, consumer spending and other economic trends. Sony's chief competitors in the field of hardware also market their own game consoles and software titles. In the software business, development of hit titles is becoming increasingly difficult.

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

     In the Insurance business, as Japan begins the deregulation of the insurance industry, the marketplace will likely become increasingly product and price competitive with more newcomers entering the business from other industries and from outside Japan. Although Sony Life and Sony Assurance have competitive strengths in products and marketing, it is not possible to predict the impact which the deregulation of the insurance market will have on the business of Sony Life and Sony Assurance.


Research and Development

     Sony believes research and development activities are vital to the growth of its business in the digital network era. Accordingly, Sony actively carries out research and development in various areas. Regarding Sony's activities, areas that require rapid introduction to market are handled at each business unit, and strategic long-term areas are handled at corporate laboratories directly supervised by Sony Headquarters. Also, overseas laboratories in the U.S., Europe, and Asia, taking advantage of resources available in their respective areas, actively collaborate with the business units and the corporate laboratories. The corporate laboratories consist of the following four units.

- Frontier Science Laboratories (Materials and Devices)
- Information & Network Technologies Laboratories (Networks, Communications, and Computing)
- A3 Laboratory (Digital Signal Processing)
- Digital Creatures Laboratory (Entertainment Robots)

     Major items that have recently resulted from Sony's research and development include:

- MagicGate ("MG") and OpenMG copyright management technologies for digital music content that conform to the Secure Digital Music Initiative ("SDMI"). These technologies have been incorporated into various portable players, devices, and PC software applications, including Memory Stick Walkman and the IC recording media, MG Memory Stick. The electronic distribution of music initiated by SMEJ and SMEI conforms to these technologies.

- The high definition ("HD") quality 1080/24P production system. The system was developed for digital broadcasting and movie creation. In addition to making possible, from recording to editing, video imaging in the 1080 lines/24 frames progressive format, through use of a multi-format converter, the system allows the conversion of images to various formats including HDTV, SD (standard definition) TV, and movie film.

- FeliCa, a contactless smart card system which has achieved durability, security, and easy operation. Under the joint collaboration of Sony, The Sakura Bank Limited, and others, the system was introduced as an electronic money testing operation for shopping mall-office complexes in Japan.

- AIBO, an entertainment robot which can exhibit behavior resembling emotion, instinct, learning, and growth, as well as functions necessary for an autonomous four-legged robot, such as motion control and audio/video signal processing. The software of this robot can be recorded on a Memory Stick. Accordingly, users can enjoy various kinds of behavior.

- The Graphic Synthesizer, the fastest graphics processor currently available, and the EmotionEngine, the 128-bit CPU co-developed by Toshiba Corporation and Sony Computer Entertainment ("SCE"). These technologies are incorporated into PlayStation 2.

     Sony incurred research and development expenses of 394.5 billion yen in the fiscal year ended March 31, 2000; 375.3 billion yen in the fiscal year ended March 31, 1999; and 318.0 billion yen in the fiscal year ended March 31, 1998.


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


Sources of Supply

     Sony pursues procurement of raw materials, parts, and components to be used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Generally, Sony maintains multiple suppliers for every significant category of parts and components.


Employee Relations

     As of March 31, 2000, Sony had approximately 189,700 employees, including fixed-term employees, an increase of approximately 4,500 from the number as of March 31, 1999. The number of employees, including fixed-term employees, as of March 31, 1999 was higher than that previously reported, principally due to adjustments for undercounting. As of March 31, 2000, approximately 73,900 employees were located in Japan and 115,800 outside Japan, and approximately 14% were members of labor unions. Regarding employee relations, since April 2000, a labor dispute has been continuing at a manufacturing facility in Indonesia. However, Sony believes that the impact of this dispute would not have a material effect on Sony's consolidated results, as Sony has shifted most of the facility's manufacturing activities temporarily to other nearby facilities in that region. Sony generally considers its employee relations to be good.

Item 2.  Description of Property

     Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land on which they are located are owned by Sony, free from significant encumbrances.

     The following table sets forth information as of March 31, 2000 with respect to principal plants for the manufacturing of products for the Electronics business and entertainment hardware for the Game business with floor space of more than 500,000 square feet:



                                                                 APPROXIMATE
                      LOCATION                                   FLOOR SPACE       PRINCIPAL PRODUCTS MANUFACTURED
---------------------------------------------------             -------------      --------------------------------------
                                                                (SQUARE FEET)
In Japan:

Miyagi                                                             1,654,000       Magnetic and optical storage media and
(Sony Corporation and Sony Miyagi Corporation)                                     electronic components

Nagasaki                                                           1,122,000       Semiconductors
(Sony Nagasaki Corporation and SCE)

Kagoshima                                                          1,079,000       Semiconductors
(Sony Kokubu Corporation)

Fukushima                                                            983,000       Batteries and electronic components
(Sony Fukushima Corporation)

Aichi                                                                932,000       Video cameras, PCs,
(Sony Kohda Corporation)                                                           and entertainment hardware

Aichi                                                                868,000       CRTs
(Sony Inazawa Corporation)

Aichi                                                                831,000       Color TVs and computer displays
(Sony Ichinomiya Inc.)

Tochigi                                                              813,000       Magnetic tapes, adhesives,
(Sony Chemicals Corporation)                                                       and electronic components

Tochigi                                                              611,000       Magnetic and optical storage media and
(Sony Tochigi Corporation)                                                         batteries

Chiba                                                                609,000       DVD-Video players
(Sony Kisarazu Corporation)                                                        and entertainment hardware

Shizuoka                                                             571,000       Broadcast- and professional-use video and
(Sony Broadcast Products Corporation)                                              audio equipment

Gifu                                                                 524,000       Video cameras, cellular phones, and
(Sony Minokamo Corporation)                                                        entertainment hardware

                                                                 APPROXIMATE
                         LOCATION                                FLOOR SPACE         PRINCIPAL PRODUCTS MANUFACTURED
-------------------------------------------------------         -------------      ------------------------------------
                                                                (SQUARE FEET)
Overseas:

Pittsburgh, Pennsylvania, U.S.A.                                   2,715,000       Color TVs and CRTs
(Sony Electronics Inc.)

San Diego, California, U.S.A.                                      2,143,000       Computer displays
(Sony Electronics Inc.)

Penang, Malaysia                                                     973,000       Audio and data storage systems
(Sony Electronics (Malaysia) Sdn. Bhd.)

Tijuana, Mexico                                                      953,000       Color TVs and computer displays
(Sony de Tijuana Este, S.A. de C.V.)

Dothan, Alabama, U.S.A.                                              883,000       Magnetic storage media
(Sony Magnetic Products Inc. of America)

Bangi, Malaysia                                                      789,000       Color TVs, VTRs,
(Sony Technology Malaysia Sdn. Bhd.)                                               and DVD-Video players

Jurong, Singapore                                                    776,000       CRTs
(Sony Electronics (Singapore) Pte. Ltd.)

Bridgend, Wales, U.K.                                                732,000       CRTs
(Sony Manufacturing Company U.K.)

Pencoed, Wales, U.K.                                                 707,000       Color TVs and computer displays
(Sony Manufacturing Company U.K.)

Nuevo Laredo, Mexico                                                 606,000       Magnetic storage media
(Sony Nuevo Laredo, S.A. de C.V.)

Bekasi, Indonesia                                                    576,000       Audio
(P.T. Sony Electronics Indonesia)

Barcelona, Spain                                                     566,000       Color TVs
(Sony Espana, S.A.)

     In addition to the above, Sony has a number of other plants for electronic products throughout the world. Sony owns research and development facilities, and employee housing and recreation facilities, as well as Sony Corporation's headquarters buildings in Tokyo, Japan, where administrative functions and product development activities are carried out. SCEI leases its corporate headquarters buildings located in Tokyo, where administrative functions, product development, and software production are carried out. SCEA and SCEE lease their offices in the U.S. and Europe, respectively.

     The following table sets forth information as of March 31, 2000 with respect to principal plants for the manufacturing of software for the Music and Game businesses with floor space of more than 500,000 square feet:


                                                           APPROXIMATE
              LOCATION                                     FLOOR SPACE                  PRINCIPAL PRODUCTS MANUFACTURED
---------------------------------------                   -------------                 -------------------------------
                                                          (SQUARE FEET)
Shizuoka, Japan                                                 724,000                 CDs, CD-ROMs, DVDs, and MDs
(Sony Music Entertainment (Japan) Inc.)

Carrollton, Georgia, U.S.A.                                     688,000                 CDs and audio cassettes
(Sony Music Entertainment Inc.)

Terre Haute, Indiana, U.S.A.                                    645,000                 CDs, CD-ROMs, and DVDs
(Digital Audio Disc Corporation)

     In addition to the above, SMEI and its affiliates have several plants in various parts of the world and lease their corporate headquarters located in New York City. Most of SMEJ's offices, including leased premises, are located in Tokyo, Japan.

     SPE's corporate offices and major motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates two studio facilities, Sony Pictures Studios and The Culver Studios. (The aggregate approximate floor space of these two studios is 2,536,000 square feet.) SPE also leases office spaces and motion picture and television support facilities from affiliates of Sony Corporation and other third parties. Its film and videotape storage operations are located in Inwood, New York, where SPE also leases space.


Item 3.  Legal Proceedings

     On or about July 23, 1996, SMEI was served with an antitrust civil investigation demand from the Office of the Attorney General of the State of Florida seeking the production of documents in connection with an investigation to determine whether there "is, has been or may be" a "conspiracy to fix the prices" of compact discs ("CDs") or conduct consisting of "unfair methods of competition" or "unfair trade practices" in the sale and marketing of CDs. No allegations of unlawful conduct have been made against SMEI. By letter dated January 8, 1998, SMEI was notified by the Office of the Attorney General of the State of Florida that certain documents that SMEI had produced to its office were shared under a confidentiality provision in the Florida statutes with the Office of the Attorney General of the State of Illinois and the Office of the Attorney General of the State of New York. SMEI anticipates that litigation will shortly be commenced by various State Attorneys General.

     On May 10, 2000, the Federal Trade Commission (the "FTC") announced that it had entered a settlement agreement with SMEI arising from the FTC's inquiry concerning SMEI's minimum advertised price policy. Under the terms of the consent decree, which did not require SMEI to make any payment, SMEI neither admitted nor denied the substantive allegations of the accompanying FTC complaint. That consent decree, which is subject to final approval by the FTC, requires that SMEI refrain from (i) adopting, maintaining, enforcing or threatening to enforce any minimum advertised pricing program for a period of seven years; (ii) entering into an agreement with a dealer to control or maintain the resale price at which the dealer may offer for sale or sell any Sony product and (iii) announcing resale or minimum advertised prices of Sony products and an unilaterally terminating those who fail to comply because of such failure for a period of five years; and imposes certain other requirements on Sony.

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

     On September 30, 1997, a purported class action was commenced in the United States District Court for the Central District of California entitled Chandu Dani d/b/a Compact Disc Warehouse and Record Revolution v. EMI Music Distribution, Inc., Sony Music Entertainment, Inc., Warner Elektra Atlantic Corporation, Universal Music and Video Distribution, Bertelsmann Music Group, Inc., and PolyGram Group Distribution, Inc., No. 97-7226. Plaintiffs, purporting to represent a class of direct purchasers of CDs, allege that defendants violated the federal and state antitrust laws by engaging in a conspiracy to fix the prices of CDs and seek an injunction and treble damages. On December 22, 1997, SMEI answered the amended complaint, denying its material allegations, asserting affirmative defenses and demanding judgment against the plaintiffs. On April 22, 1998, the Judicial Panel on Multidistrict Litigation consolidated for pretrial purposes this action with a number of other actions asserting essentially the same claims filed in the federal district courts under the caption In Re Compact Disc Antitrust Litigation, and assigned the coordinated case to the U.S. District Court for the Central District of California. (In August 1998, plaintiffs' counsel asked that the Digital action be added to the coordinated proceedings as a "tag-along" action.) Discovery (other than that related to expert issues) has concluded. In an order filed June 15, 2000, the court denied plaintiffs motions to certify a class of all direct purchasers. The case is currently scheduled for trial in December 2000 with respect to the remaining individually named plaintiffs.

     On February 17, 1998, a purported class action was commenced in the Circuit Court of Cocke County, Tennessee at Newport, entitled Ottinger & Silvey, et al.
v. EMI Music Distribution, Inc., Sony Music Entertainment, Inc., Warner Elektra Atlantic Corporation, UNI Distribution Corporation, Bertelsmann Music Group, Inc., and PolyGram Group Distribution, Inc. The action is brought on behalf of persons who from January 29, 1993 to the present purchased CDs indirectly from the defendants in Alabama, Arizona, California, the District Court of Columbia, Florida, Kansas, Maine, Michigan, Minnesota, Mississippi, New Mexico, North Carolina, North Dakota,

South Dakota, Tennessee, West Virginia, and Wisconsin, and alleges that the defendants are engaged in a conspiracy to fix the prices of CDs, in violation of antitrust, unfair trade practices, and consumer protection statutes of each of those jurisdictions. On May 11, 1998, SMEI and all of the other defendants moved to dismiss the action. That motion is scheduled to be heard on September 15, 2000. Plaintiffs have also amended their complaint to add a class of direct purchasers in Tennessee, and, inter alia, to add certain common law claims.

     In addition, subsequent to the announcement of the FTC consent decree described above, approximately 80 additional purported class actions have been filed against SMEI and other record companies in state courts in New York and California and elsewhere and in Federal courts in New York, California, and other jurisdictions. These actions allege violation of U.S. federal and state antitrust and other state unfair competition laws, based in whole or in part on the adoption and implementation of minimum advertised pricing programs. Most of the claims are brought on behalf of consumers and other indirect purchasers. Some name specific retailers as defendants; many others refer to unnamed retailer "co-conspirators." A motion has been made to coordinate all federal actions for pretrial purposes. A motion has also been made to coordinate all California state actions. Total damages sought cannot currently be determined, although certain of the suits have set forth specific monetary damages claims of as much as 500 million U.S. dollars, before trebling. Others do not identify a specific dollar amount sought.

     On October 24, 1996, the Italian Competition and Market Commission (the "ICMC") commenced an investigation against Warner Music Italia S.p.A., PolyGram Italia S.r.l., EMI Music Italy S.p.A., BMG Ricordi S.p.A., Sony Music Entertainment S.p.A., and the Italian Music Industry Federation regarding prices of CDs sold in Italy by those companies. On October 9, 1997, the ICMC issued an administrative decision concluding, in part, that those record companies had agreed on a uniform commercial structure for CDs sold to dealers. The ICMC imposed monetary sanctions on each of the record companies identified above, including a penalty against Sony Music Entertainment S.p.A. in the amount of 1,495,952,000 Italian Lira. Each of the record companies appealed the ICMC's order to the Regional Administrative Court of Lazio, which denied the appeal. Each of the record companies has further appealed the order to the Supreme Court in Rome, and a hearing on the appeal is scheduled for November 2000.

     In October 1993, 15 music performers or representatives of deceased performers, on behalf of an alleged similarly-situated class, filed suit in the United States District Court for the Northern District of Georgia against approximately 50 record companies, including SMEI and certain other defendants. (Samuel D. Moore, et al. v. American Federation of Television and Radio Artists, et al., No. 93-Civ-2358) Plaintiffs claimed that the recording companies under-reported and under-contributed to the American Federation of Television and Radio Artists ("AFTRA") Health and Retirement Fund, in violation of Employee Retirement Income Security Act ("ERISA"), in breach of contract and fiduciary duty through fraud and embezzlement, and in violation of Racketeer Influenced and Corrupt Organizations ("RICO") Act. Plaintiffs sought substantial, but unquantified, monetary damages, treble damages, attorneys' fees and costs and the imposition of a constructive trust over their master recordings. The Court consolidated with this action a second, similar lawsuit, commenced by the same plaintiffs in the United States District Court for the Southern District of New York. The Court has granted the record company defendants' motion to dismiss the ERISA claims but denied the defendants' motion to dismiss state law claims for breach of contract and fraud and defendants' motion for summary judgement on the RICO claims. The Court has also denied plaintiffs' motions for class certification of the remaining claims. On October 6, 1998, the

Eleventh Circuit accepted the interlocutory review of the District Court's Order denying class certification and consolidated that appeal with the appeal of the dismissal of the plaintiffs' ERISA claims. On June 29, 2000, the Eleventh Circuit affirmed the courts decisions denying class certification and denying plaintiff's ERISA claims.

     In addition, Sony Corporation and certain of its subsidiaries are defendants in several other pending lawsuits. However, based upon the information currently available to Sony, management of Sony believes that damages from such lawsuits, if any, would not have a material effect on Sony's consolidated financial position.


Item 4.  Control of Registrant

(a) To the knowledge of Sony Corporation, it is not directly or indirectly owned or controlled by any other corporation or by the Japanese government or any foreign government.

(b) (1) To the knowledge of Sony Corporation, no person owns of record or beneficially more than 10% of the outstanding Common Stock.

     (2) The total number of shares of Sony Corporation's Common Stock beneficially owned by the Directors, Statutory Auditors, and Executive Officers (refer to Item 10.) as of May 31, 2000 was as follows:

                                NUMBER OF SHARES                                                  PERCENTAGE
TITLE OF CLASS             IDENTITY OF PERSON OR GROUP             BENEFICIALLY OWNED              OF CLASS
--------------            ------------------------------           ------------------             ----------
                                                                     (IN THOUSANDS)
Common stock              Directors, Statutory Auditors,                        3,264                    0.4%
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

     The following number of shares and the reported high and low share prices of Sony Corporation have not been adjusted for the two-for-one stock split that has become effective on May 19, 2000.

     As of March 31, 2000, there were 453,639,163 shares of Common Stock outstanding, of which 31,630,893 shares were in the form of ADRs and 57,233,433 shares were held of record in the form of Common Stock by residents in the U.S. The number of registered ADR holders was 7,434 and the number of registered holders of shares of Common Stock in the U.S. was 366.

     The following table sets forth for the periods indicated the reported high and low sales prices of Sony Corporation's Common Stock on the TSE and the reported high and low sales prices of ADSs on the NYSE.



                            TOKYO STOCK EXCHANGE PRICE                   NEW YORK STOCK EXCHANGE PRICE
                            PER SHARE OF COMMON STOCK                    PER AMERICAN DEPOSITARY SHARE
                          -----------------------------           -----------------------------------------
                             HIGH                LOW                     HIGH                     LOW
                          ----------         ----------           ------------------     ------------------
The fiscal year ended March 31, 1999
     1st quarter          12,040 yen         10,430 yen            89   5/16 dollars      77    1/2 dollars
     2nd quarter          13,490              8,760                97                     66  15/16
     3rd quarter           9,420              7,230                76    7/8              60    1/4
     4th quarter          11,930              7,290               100    3/4              65    1/2

The fiscal year ended March 31, 2000
     1st quarter          13,460 yen         10,720 yen           110    3/8 dollars      89   7/16 dollars
     2nd quarter          17,260             13,210               157    3/8             111    1/8
     3rd quarter          30,300             15,130               289  15/16             144  15/16
     4th quarter          33,900             23,900               313    1/2             216


Item 6.  Exchange Controls and Other Limitations Affecting Security Holders


(a)  Japanese Foreign Exchange Controls


     Effective from April 1, 1998 the Foreign Exchange and Foreign Trade Control Law was amended and the title of the statute was changed to the Foreign Exchange and Foreign Trade Law. Under the amended Law, all aspects of regulations on foreign exchange and foreign trade transactions which were subject to licensing or other approval or prior notification requirements are, with minor exceptions relating to certain inward direct investments (which are not generally applicable to Sony Corporation's shares), now subject to the post transaction reporting requirements. Acquisitions and dispositions of shares of Common Stock or ADSs by non-residents of Japan (including foreign corporations not resident in Japan) are generally not subject to this reporting requirement. However, the Minister of Finance has the power to impose a licensing requirement for certain transactions in limited circumstances. Under the Foreign Exchange and Foreign Trade Law as currently in effect, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad.


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


General

     The presently authorized capital stock of Sony Corporation is 3,600,000,000 shares, which may be issued with a par value or without a par value. The Commercial Code requires that shares be in registered form. Under the Commercial Code, shares are transferable by delivery of share certificates, but in order to assert shareholders' rights against Sony Corporation, the transferee must have his name registered in Sony Corporation's register of shareholders. All of the presently outstanding shares of Sony Corporation are of a par value of 50 yen per share. Sony Corporation may, by a resolution of the Board of Directors, convert par value shares into non-par value shares or vice versa. Shareholders are required to file their names, addresses and seals with The Toyo Trust and Banking Company, Limited, the transfer agent for Sony Corporation's Common Stock, and shareholders not resident in Japan are required to file a mailing address in Japan or appoint a resident proxy in Japan. These requirements do not apply to the holders of ADRs.

     The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to the shares of Common Stock of Sony Corporation. Pursuant to this system a holder of shares of Common Stock is able to choose, at his discretion, to participate in this system by depositing shares of Common Stock with the Japan Securities Depository Center ("JASDEC"), the sole depository under the system (through a participating institution, such as a securities company or bank, having a clearing account with the clearing house, if the holder is not a participating institution), and all such shares are registered in the name of JASDEC in Sony Corporation's register of shareholders. Each participating shareholder is in turn registered in the register of beneficial shareholders and treated the same way as shareholders registered in Sony Corporation's register of shareholders. For the purpose of transferring the deposited shares, delivery of share certificates is not required. In general, beneficial owners of deposited shares registered in the register of beneficial owners are entitled to the same rights and benefits as the holders of shares registered in the register of shareholders. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from Sony Corporation. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. New shares issued with respect to deposited shares, including those issued upon a stock split, automatically become deposited shares. The beneficial owners are required to file with Sony Corporation's transfer agent, principally through the relevant participating institution, the same information as is required from the registered shareholders. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

Dividends

     The Articles of Incorporation of Sony Corporation provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to the shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Statutory Auditors of Sony Corporation and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Statutory Auditors. In addition to annual dividends, the Board of Directors of Sony Corporation may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an "interim dividend") to shareholders, beneficial shareholders and pledgees who are registered in Sony Corporation's register of shareholders or beneficial shareholders at the end of each September 30, without prior shareholders' approval, but subject to the limitations described below.

     The Commercial Code provides that a company may not make any distribution of profits by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period until the legal reserve is one-quarter of its stated capital. Under the Commercial Code, Sony Corporation is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of:

     (i)    its stated capital;

     (ii)   its additional paid-in capital;

     (iii)  its accumulated legal reserve;

     (iv) the legal reserve to be set aside in respect of the fiscal period concerned;

     (v) the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of amounts referred to in (ii), (iii) and (iv) above;

     (vi) if Sony Corporation has on its balance sheet a number of shares of its Common Stock which Sony Corporation has acquired for the purpose of transferring the same to its Directors and/or employees but such shares are yet to be so transferred, the book value of such shares; and

     (vii) if certain assets of Sony Corporation are stated at market value pursuant to the provisions of the Commercial Code, the aggregate amount of the difference between their market value and acquisition cost.

     In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of Sony Corporation's accounts, but adjusted to reflect any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (vii) above. In addition, if Sony Corporation's shareholders have adopted a resolution for Sony Corporation's purchase of shares of its Common Stock for the purpose of transferring the same to its Directors and/or employees or for the purpose of retiring the same with retained earnings, the total amount of purchase price authorized by such resolution shall, so long as such resolution has not expired, and whether or not such purchase has been effected, be deducted from the amount available for interim dividends.

     The Commercial Code, currently in effect, does not provide for "stock dividends." However, under the Code, the shareholders may by resolution transfer any amount which is distributable as dividends to stated capital and the Board of Directors may by resolution issue additional shares by way of a stock split up to the aggregate par value equal to the amount so transferred; thus, the same effect as a stock dividend can be achieved.

     In Japan the "ex-dividend" date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

     Under its Articles of Incorporation, Sony Corporation is not obligated to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.


Transfer of Additional Paid-in Capital and Legal Reserve to Stated Capital and Stock Splits (Free Share Distributions)

     When Sony Corporation issues new shares of Common Stock, the entire amount of the issue price of such new shares is required to be accounted for as stated capital, although Sony Corporation may account for an amount not exceeding one-half of such issue price as additional paid-in capital (subject to the remainder being not less than the total par value of the new shares being issued). The Board of Directors may transfer the whole or any part of additional paid-in capital and legal reserve to stated capital and grant to shareholders additional shares of Common Stock free of charge by way of a stock split, without affecting the par value thereof, with reference to the whole or any part of the amount of additional paid-in capital and legal reserve so transferred to stated capital; such additional shares may also be granted by reference to the amount representing the portion of the issue price of shares of Common Stock in excess of the par value thereof which has been accounted for as stated capital.

     The Commercial Code permits Sony Corporation to make a partially free distribution to shareholders by way of a rights issue at a subscription price per share which is less than the par value thereof if:

     (i) the difference between the subscription price and the par value does not exceed the amount of the stated capital minus the aggregate par value of all outstanding shares, divided by the number of new shares to be issued pursuant to such rights issue;

     (ii) the sum of the net assets of Sony Corporation (as appearing on the latest balance sheet) and the total subscription price, divided by the number of the shares outstanding immediately after the issue of the new shares, is at least 500 yen; and

     (iii)  the subscription rights are made transferable.

     In order to satisfy the requirement mentioned in (i) above, the Board of Directors may transfer the whole or any part of additional paid-in capital or legal reserve to stated capital.


General Meeting of Shareholders

     The ordinary general meeting of shareholders to settle accounts of Sony Corporation for each fiscal period is normally held in June each year in Shinagawa-ku, Tokyo, Japan. In addition, Sony Corporation may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice to shareholders.

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


Voting Rights

     A shareholder is entitled to one vote per share subject to the limitations on voting rights set forth in the following paragraph and ""Unit" Share System --Voting rights of a holder of shares representing less than one unit" below. Except as otherwise provided by law or by Sony Corporation's Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and Sony Corporation's Articles of Incorporation provide, however, that the quorum for the election of Directors and Statutory Auditors shall not be less than one-third of the total number of outstanding shares having voting rights. Sony Corporation's shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding shares are directly or indirectly owned by Sony Corporation, may not exercise its voting rights in respect of the shares of Sony Corporation. Sony Corporation has no voting rights with respect to its own Common Stock. Shareholders may exercise their voting rights through proxies provided that the proxies are also shareholders holding voting rights. Sony Corporation's shareholders also may cast their votes in writing.

     The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of the stated capital, the removal of a Director or Statutory Auditor, dissolution, merger or consolidation of Sony Corporation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation, share exchange or share transfer requiring shareholders resolutions for the purpose of establishing 100 percent parent-subsidiary relationships, any offering of new shares at a "specially favorable" price (or any offering of convertible bonds or debentures with "specially favorable" conversion conditions or of bonds or debentures with warrants or rights to subscribe for new shares with "specially favorable" conditions) to persons other than shareholders or granting to Directors and/or employees rights to subscribe for new shares if the Articles of Incorporation so permit, the quorum shall be a majority of the total number of shares having voting rights outstanding and the approval of the holders of at least two-thirds of the shares having voting rights represented at the meeting is required (the "special shareholders resolution").


Subscription Rights

     Holders of Sony Corporation's Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a "specially favorable" price mentioned above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

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

     The Commercial Code permits a company to provide in its articles of incorporation that it may, by a special shareholders resolution, grant to its directors and/or employees rights to subscribe for new shares if there exists a justifiable reason. Sony Corporation has provided such a provision in its Articles of Incorporation, and, therefore, may, if there exists a justifiable reason, by a special shareholders resolution (which is effective for one year) grant to its Directors and/or employees rights to subscribe for new shares (in aggregate (together with the number of shares issuable upon exercise of all outstanding subscription rights which have been granted to Directors and/or employees, if any) not more than 10% of the total issued and outstanding shares) to particular Directors and/or employees designated by such resolution which rights may be made exercisable not more than ten years from the resolution in accordance with the terms approved by the resolution. Such special shareholders resolution cannot be taken if shareholders have already adopted a resolution for repurchase by Sony Corporation of its shares for the purpose of transferring the same to its Directors and/or employees by way of a stock option and any such stock option is outstanding unexercised. No such special shareholders resolution has yet been taken by Sony Corporation's shareholders.


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

Liability to Further Calls or Assessments

     All Sony Corporation's presently outstanding shares of Common Stock including shares represented by the ADSs are fully paid and non-assessable.


Transfer Agent

     The Toyo Trust and Banking Company, Limited is the transfer agent for Sony Corporation's Common Stock; as such transfer agent, it keeps Sony Corporation's register of shareholders in its office at 10-11, Higashisuna 7-chome, Koto-ku, Tokyo, Japan, and makes transfer of record ownership upon presentation of the certificates representing the transferred shares.


Record Date

     March 31 is the record date for Sony Corporation's year-end dividends. The shareholders and beneficial shareholders who are registered as the holders of 100 shares or more in Sony Corporation's register of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders' rights at the ordinary general meeting of shareholders with respect to the fiscal period ending on such March 31. September 30 is the record date for interim dividends. In addition, Sony Corporation may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks prior public notice.

     The price of the shares generally goes ex-dividend or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.


Repurchase by Sony Corporation of its Common Stock

     Except as otherwise permitted by the Commercial Code and the Law of Special Exception to the Commercial Code Concerning Retirement of Shares (the "Special Retirement Law") as set out below, Sony Corporation or any of its subsidiaries cannot acquire Sony Corporation's Common Stock except by means of a reduction of capital in the manner provided in the Commercial Code. Sony Corporation may acquire its Common Stock in response to a shareholder's request for purchase of his shares representing less than one unit. See ""Unit" Share System -- Right of a holder of shares representing less than one unit to require Sony Corporation to purchase such shares" below. Shares so purchased must be sold or otherwise transferred to a third party within a reasonable period thereafter.

     Under the Commercial Code and the Special Retirement Law, Sony Corporation may acquire its Common Stock for the following purposes, subject to the authorization of shareholders at an ordinary general meeting (if the Articles of Incorporation provide that the shares may be purchased for the purpose of retirement by resolution of the Board of Directors if the Board deems it especially necessary to do so in view of general economic condition, the business and financial condition of Sony Corporation and other factors, by the resolution of the Board of Directors):

     (i) for the purpose of transferring the same to its Directors and/or employees if there exists a justifiable reason; and

     (ii)  for the purpose of retirement thereof with retained earnings.

     Acquisition by Sony Corporation of shares of its Common Stock for the above purposes is subject to, among other things, the following restrictions:

     (a) the number of shares to be acquired does not exceed 10% of all issued and outstanding shares (except in the case of purchase of shares for retirement pursuant to shareholders' authorization);

     (b) the total amount of purchase price does not exceed the amount of the retained earnings available for dividend payment minus the amount to be paid by way of appropriation of retained earnings for the fiscal year and, if any amount of retained earnings is to be capitalized, such amount (if the purchase is made pursuant to the resolution of the Board of Directors as referred to in the parentheses above, one-half of such permitted amount); and

     (c) acquisition shall be made through a stock exchange transaction or by way of tender offer.

     No such acquisition pursuant to a resolution of the Board of Directors may be made after the conclusion of the ordinary general meeting of shareholders for the fiscal year ending immediately after the Board resolution. Sony Corporation's shareholders have not given an authorization for the acquisition of shares pursuant to (i) above. Sony Corporation's Articles of Incorporation provide that Sony Corporation may purchase up to 90,000,000 shares by resolution of the Board of Directors for the purpose of retiring the same with retained earnings. No Board resolution has been made for this purpose.

     The Special Retirement Law was amended in March 1998 enabling Sony Corporation to acquire its own shares for the purpose of retiring the same with additional paid-in capital by resolution of the Board of Directors if the Articles of Incorporation so provide and if the Board deems it especially necessary to do so in view of general economic condition, the business and financial condition of Sony Corporation and other factors. In June 1998, Sony Corporation amended its Articles of Incorporation to provide that Sony Corporation may purchase shares of its Common Stock not exceeding 30,000,000 shares with the total purchase price not exceeding 400 billion yen by resolution of the Board of Directors for the purpose of retiring the same with additional paid-in capital. The acquisition of shares under this authorization is subject to the restriction that:

     (x) the total amount of the purchase price does not exceed the total amount of additional paid-in capital and accumulated legal reserve minus the amount equal to one-fourth of stated capital; and

     (y) if the aggregate of the amounts of (i) through (vii) referred to under "Dividends" above and the amount of interim dividend distributed exceeds the net assets appearing on the balance sheets as at the latest closing of Sony Corporation's accounts, no purchase of shares for this purpose can be made.


"Unit" Share System

     Pursuant to the Commercial Code, Sony Corporation has adopted 100 shares as one unit of shares.


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

     A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than a whole unit. Because transfer of ADRs does not require changes in the ownership of the underlying shares of Common Stock, holders of ADRs evidencing ADSs that constitute less than one unit of Common Stock are not affected by such restrictions in their ability to transfer such ADRs. However, because transfers of less than one unit of the underlying shares of Common Stock are normally prohibited under the unit share system, under the Deposit Agreement relating to the ADRs, the right of ADR holders to surrender their ADRs and withdraw the underlying shares of Common Stock for sale in Japan may only be exercised as to whole units of Common Stock. Although, as discussed below, under the unit share system holders of less than a unit have the right to require Sony Corporation to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of Common Stock representing less than one unit and, therefore, are unable, as a practical matter, to exercise the right to require Sony Corporation to purchase such underlying shares. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots of less than one unit.


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


Other rights of a holder of shares representing less than one unit

     A holder of shares representing less than one unit has the following rights in respect of such shares:

     (i)    the right to receive dividends (including interim dividends);

     (ii) the right to receive shares and/or cash by way of a stock split or upon consolidation or subdivision of shares, a capital decrease, merger, share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationship;

     (iii) the right to be allotted subscription rights with respect to new shares, convertible bonds and bonds with warrants to subscribe for shares when such rights are granted to shareholders;

     (iv) the right to participate in the distribution of surplus assets in the event of the liquidation of Sony Corporation; and

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


Consolidation by operation of law of shares constituting one unit into one share

     The unit share system is intended to be an interim measure with a view ultimately to achieve shares of a much higher denomination than at present. On a date to be specified by separate legislation, the shares comprising one unit will be deemed to be consolidated into one share. Presently it is not known when the bill specifying such date will be submitted to the Japanese parliament. If the consolidation takes place, the holder of any fractional share constituting one-hundredth of one share or any integral multiple thereof, which may result from such consideration, will be registered as the holder thereof in the register of fractional shares and the holder of any fraction representing less than a whole hundredth of one share will be entitled to receive a cash payment. A registered holder of fractional shares may request that a company issue certificates therefor, unless its articles of incorporation provide otherwise, in which case such holder may request that the company purchase such fractional shares. Fractional shares will not carry voting rights and, unless such company's articles of incorporation provide otherwise, the entitlement thereof will be limited and will not include the right to receive dividends.

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


(c)  Reporting of Substantial Shareholdings

     The Securities and Exchange Law of Japan, as amended, requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Financial Reconstruction Commission within five business days a report concerning such shareholdings.

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


Japanese Taxation of Common Stock or ADRs

     Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. Stock splits (whether for the purpose of making a free distribution or dividend in shares), subject as set out below, are not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve (but not capital surplus) to stated capital is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax.

     In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax on dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20%.

     Under the Convention, the maximum rate of Japanese withholding tax that may be imposed on dividends paid to a U.S. resident or corporation not having a "permanent establishment" (as defined therein) in Japan is generally 15%.

     A non-resident holder who is entitled to a reduced rate of Japanese withholding tax on payment of dividends by Sony Corporation is required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through Sony Corporation to the relevant tax authority before payment of dividends. A standing proxy for a non-resident holder may provide this application service. With respect to ADSs, this reduced rate is applicable if the depository or its agent submits two Application Forms for Income Tax Convention (one before payment of dividends, the other within eight months after Sony Corporation's fiscal year-end). To claim this reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depository. A non-resident holder who does not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

     Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale of Common Stock or ADRs outside Japan, or from the sale of Common Stock within Japan by a non-resident of Japan or by a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation tax. Japanese inheritance or gift tax at progressive rates may be payable by an individual who has acquired Common Stock or ADRs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident. Holders of shares of Common Stock or ADRs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. holders, the possible application of the Estate and Gift Tax Treaty between the United States and Japan.

     If Sony Corporation purchases shares of its Common Stock by way of a tender offer for the purpose of cancellation with retained earnings as described under "Item 6. Exchange Controls and Other Limitations Affecting Security Holders (b) Description of Common Stock -- Repurchase by Sony Corporation of its Common Stock" and so retires such shares, the selling shareholders (both individuals and corporations) are in general deemed to have received a dividend in an amount equal to the selling price less the aggregate of the stated capital and the additional paid-in capital attributable to the shares so sold, provided however that if such retirement is made on or before March 31, 2002, no such dividend is deemed to have been received by any selling shareholders who are individuals but gains realized by such sales are in general subject to Japanese income tax. In addition, when shares acquired by Sony Corporation (whether by way of a tender offer or otherwise) for the purpose of retirement with retained earnings are retired by Sony Corporation, the shareholders (both individuals and corporations) whose Shares were not retired are deemed to have received a dividend in an amount equal to the amount of the stated capital attributable to the retired shares (if such amount exceeds the amount of retained earnings used for the retirement, the amount of such retained earnings) and calculated in proportion to each shareholder's remaining shares, except that if such retirement is made on or before March 31, 2002, no income tax is payable with respect to such portion deemed as a dividend. However, corporate shareholders have an option for such amount to be treated as dividend received for the purpose of corporation tax.


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

Item 8.  Selected Financial Data

                                                                         YEAR ENDED MARCH 31
                                          ---------------------------------------------------------------------------------------
                                             1996                1997                 1998              1999               2000
                                          ---------            ---------           ---------          ---------          ---------
                                                      (YEN IN MILLIONS EXCEPT PER SHARE AMOUNTS AND YEN EXCHANGE RATES)
FOR THE YEAR
Sales and operating                       4,586,740            5,658,253           6,761,004          6,804,182          6,686,661
 revenue
Operating income                            229,499              365,449             525,724            348,212            240,627
Income before income taxes                  132,334              307,548             459,263            377,691            264,310
Net income                                   54,252              139,460             222,068            179,004            121,835

Depreciation                                227,316              266,532             301,665            307,173            306,505
 and amortization*
Capital expenditures                        251,197              298,078             387,955            353,730            435,887
 (additions to fixed
 assets)
Research and development expenses           257,326              282,569             318,044            375,314            394,479

Per share data:
 Net income
  Basic                                        72.5                183.9               278.9              218.4              144.6
  Diluted                                      67.0                154.6               241.7              195.5              131.7
 Cash dividends declared
  Interim                                     12.50                12.50               12.50              12.50              12.50
                                        (12.24cents)         (10.97cents)         (9.62cents)       (10.13cents)       (12.01cents)
  Year-end                                    12.50                15.00               17.50              12.50              12.50
                                        (11.39cents)         (13.08cents)        (12.21cents)       (10.25cents)       (11.58cents)

AT YEAR-END
Net working capital                         816,361              843,500           1,151,152          1,126,848            974,298
Long-term debt                            1,203,592            1,099,765           1,104,420          1,037,460            813,828
Stockholders' equity                      1,169,147            1,459,332           1,815,555          1,823,665          2,182,906
Stockholders' equity                       1,562.77             1,899.31            2,230.69           2,224.35           2,409.36
 per share
Total assets                              5,045,699            5,680,246           6,403,043          6,299,053          6,807,197

Number of shares outstanding
 in thousands:
 At year-end                                374,068              384,185             407,195            410,439            453,639

Yen exchange rates per U.S. dollar:
 At year-end                                 107.00               123.72              133.20             118.43             102.73
 Average                                      96.43               112.52              122.78             128.19             111.35
 High                                         81.12               104.49              111.42             108.83             124.45
 Low                                         107.29               124.54              133.99             147.14             101.53

*  Including amortization of deferred insurance acquisition costs

Notes to Selected Financial Data:

1. Basic net income per share ("EPS") is computed based on the average number of shares of common stock outstanding during each period and diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

2. All per share data have been restated for the two-for-one stock split that has become effective on May 19, 2000. However, no restatement has been made to the number of shares outstanding at year-end.

3. Cash dividends declared in U.S. dollars are based on the exchange rates at each respective payment date.

4. Effective with the fiscal year ended March 31, 2000, equity in net earnings (losses) of affiliated companies, which was previously included in sales and operating revenue, is shown separately below income before income taxes. As a result, sales and operating revenue, operating income, and income before income taxes figures for the prior years have been restated to conform to the presentation for the fiscal year ended March 31, 2000.

5. Income before income taxes and net income figures for the fiscal year ended March 31, 1999 include gains of 58.7 billion yen and 30.7 billion yen, respectively, which resulted from a contribution of securities to an outside trust for employee retirement benefit purposes.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations


LIQUIDITY AND CAPITAL RESOURCES


Finance and Liquidity Management

     Sony's financial policy is to assure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet.

     At present, Sony's primary financial policy for debt financing is to match the duration of its funding requirements to the terms of its debt. Long-term debt financing is utilized to meet long-term funding requirements, such as for investments in manufacturing facilities. Sony funds its short-term requirements with a combination of short-term and long-term financing. Sony uses long-term debt to fund a portion of its short-term requirements because such funds are necessary on an ongoing basis. Sony's long-term debt principally comprises notes including convertible bonds. During the fiscal year ended March 31, 2000, Sony engaged in no new long-term financing, except for 4.0 billion yen of bonds with detachable warrants.

     In Japan, Sony Corporation centralizes the funding of most of its domestic subsidiaries through intra-group deposits and loans, and maintains 300 billion yen of Japanese commercial paper ("CP") issuance capacity. Sony Corporation issued 80 billion yen of CP from November 1999 to March 2000 to fund a temporary increase of working capital over the year-end. Sony Corporation started to operate a domestic funds centralization arrangement in the fiscal year ended March 31, 1999 and most major domestic subsidiaries had joined the arrangement in the fiscal year ended March 31, 2000. Through this arrangement, all the funds collected by domestic subsidiaries are automatically centralized in Sony Corporation's master bank account through zero balance arrangements, and Sony Corporation arranges payments on behalf of domestic subsidiaries so that those subsidiaries do not have to keep their own cash. Also, since Sony Music Entertainment (Japan) Inc. ("SMEJ"), Sony Chemicals Corporation, and Sony Precision Technologies Inc. became wholly-owned subsidiaries of Sony Corporation in January 2000 (refer to Note 3 of Notes to Consolidated Financial Statements), the investment and funding functions of those three subsidiaries have been transferred to Sony Corporation.

     In the U.S., Europe, and Asia, Sony carries out financing functions regionally through its finance subsidiaries in order to respond efficiently to regional funding requirements. To meet long-term funding requirements and working capital needs, Sony's finance subsidiary in the U.S. maintains a 3 billion U.S. dollar medium term note ("MTN") program targeted for investors in the U.S. and a 2 billion U.S. dollar Euro MTN program. Also, Sony's finance subsidiary in the United Kingdom maintains a 1 billion U.S. dollar Euro MTN program. At March 31, 2000, the total outstanding balance of MTNs was approximately 123.6 billion yen. In addition, finance subsidiaries in the U.S. and the United Kingdom have U.S. CP programs of 6 billion U.S. dollars and 1 billion U.S. dollars, respectively, and finance requirements for working capital through these programs. During the fiscal year ended March 31, 2000, peak month-end outstanding balances were approximately 81.3 billion yen and approximately 31.6 billion yen, respectively. (There were no outstanding balances of such CPs at March 31, 2000.) In the fiscal year ended March 31, 2000, Sony began to manage its excess cash globally among finance subsidiaries in the U.S., the United Kingdom, Singapore, and Sony Corporation in order to improve use of available cash balances and to reduce unnecessary cash as well as debt. As of March 31, 2000, a total amount outstanding of approximately 82.8 billion yen was lent from cash-surplus subsidiaries in Asia to financial subsidiaries in other regions. Furthermore, in the U.S., Sony set up a 900 million U.S. dollar accounts receivable financing facility in the fiscal year ended March 31, 1999 to enhance its short-term financing capacity.

     It is a principal policy of Sony that it will keep total liquid assets equal to at least 80% of the sum of the amount of the largest expected monthly gross sales and the amount of the largest expected monthly debt redemption during the fiscal year. Liquid assets consist of cash and cash equivalents, time deposits, and marketable securities. In addition to these, Sony also includes committed lines as liquid assets because funds are available from such lines during the period of the contracts. Sony has contracts for committed lines with banks in a total amount of approximately 310.0 billion yen at March 31, 2000. All of those contracts are short-term, expiring in less than one year. As a principal policy, Sony selects banks rated "C" or above in Moody's Bank Financial Strength ratings for its contracts for committed lines, and enters into contracts with banks rated "A" or "B" with respect to more than 70% of the total amount. (The policy and figures in this paragraph exclude Sony Life Insurance Co., Ltd., Sony Assurance Inc., and Aiwa Co., Ltd., each of whose liquidity is separately managed from the remainder of Sony.)

     On July 19, 2000, Sony Corporation filed a shelf registration statement with the Japanese Ministry of Finance with respect to 300 billion yen of debt securities in the Japanese market. The registration statement became effective on July 27, 2000.

     Sony's financial condition remains strong. Sony believes that its cash, other liquid assets, free cash flows and access to capital markets, taken together, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of existing businesses and development of new projects.


Assets, Liabilities, and Stockholders' Equity

     Total assets increased by 508.1 billion yen, or 8.1%, to 6,807.2 billion yen at March 31, 2000. (Total assets were significantly affected by currency translation. It is estimated that total assets would have increased by approximately 15% compared with the previous fiscal year-end if the value of the yen had remained the same at March 31, 2000 as at the previous fiscal year-end.) The increase was principally attributable to increases in goodwill, intangible assets, securities investments and other, deferred insurance acquisition costs, and notes and accounts receivable, trade.

     Current assets increased by 65.2 billion yen, or 2.1%, to 3,134.6 billion yen at March 31, 2000. This increase was principally due to increases in notes and accounts receivable, trade, while inventories decreased. Among current assets, liquid assets, comprising cash and cash equivalents, time deposits, and marketable securities, slightly increased. Notes and accounts receivable, trade, less allowance for doubtful accounts and sales returns increased by 41.9 billion yen, or 4.1%, to 1,055.5 billion yen at March 31, 2000 principally due to sales increases in the Electronics business in the fourth quarter of the fiscal year ended March 31, 2000. Inventories decreased worldwide by 18.7 billion yen, or 2.1%, to 859.2 billion yen at March 31, 2000 principally due to currency translation, although they increased at manufacturing facilities especially in Japan, reflecting the start-up of PlayStation 2 in the Game business. The inventory to cost of sales turnover ratio (based on the average of inventories at March 31, 1999 and 2000) was 2.27 months, compared with 2.42 months in the previous year.

     Investments and advances increased by 94.9 billion yen, or 9.7%, to 1,075.6 billion yen at March 31, 2000. This was principally due to an increase in securities investments and other although investments and advances to affiliated companies slightly decreased. The decrease in investments and advances to affiliated companies was principally due to recording of equity in net losses of affiliated companies. The increase in securities investments and other was principally due to higher investment assets in the Insurance business, reflecting net increases in life insurance-in-force, increases in unrealized gains on securities investments, and investments in other companies in such areas as new businesses in the U.S. during the year. However, sales of certain investment securities partially offset the increase in securities investments and other.

     Tangible fixed assets increased by 5.8 billion yen, or 0.5%, to 1,255.6 billion yen at March 31, 2000 principally due to increases in capital expenditures for semiconductor equipment in the Game business, offset by decreases in capital expenditures in the Electronics and Music businesses.

     Other assets increased by 360.4 billion yen, or 47.8%, to 1,115.0 billion yen at March 31, 2000. Among other assets, goodwill and intangible assets increased due to the acquisition transactions whereby three listed subsidiaries became wholly-owned subsidiaries of Sony Corporation (refer to Note 3 of Notes to Consolidated Financial Statements). In addition, deferred insurance acquisition costs increased due to net increases in life insurance-in-force in the Insurance business.

     Total current and long-term liabilities increased by 250.5 billion yen, or 5.8%, to 4,589.7 billion yen at March 31, 2000. (It is estimated that total liabilities would have increased by approximately 10% compared with the previous fiscal year-end if the value of the yen had remained the same at March 31, 2000 as at the previous fiscal year-end.) The increase was principally attributable to increases in future insurance policy benefits and other and notes and accounts payable, trade, despite decreases in total long-term debt. Among current liabilities, the current portion of long-term debt increased due to reclassifications from long-term debt, despite redemption of unsecured notes due 2000 of 50 billion yen by Sony Corporation. Notes and accounts payable, trade increased due to increases in production reflecting sales increases in the Electronics business in the fourth quarter of the fiscal year ended March 31, 2000. Among long-term liabilities, the large decline in long-term debt was principally due to the reclassification to the current portion of long-term debt and the conversion of convertible bonds of Sony Corporation. As a result, the total of short-term borrowings, the current portion of long-term debt, and long-term debt decreased by 137.4 billion yen, or 11.8%, to 1,028.8 billion yen at March 31, 2000. Increases in future insurance policy benefits and other were due to net increases in life insurance-in-force in the Insurance business.

     Stockholders' equity increased by 359.2 billion yen, or 19.7%, to 2,182.9 billion yen at March 31, 2000. This was principally attributable to increases in common stock and additional paid-in capital reflecting the acquisition transactions whereby three listed subsidiaries became wholly-owned subsidiaries of Sony Corporation noted above. The ratio of stockholders' equity to total assets increased from 29.0% to 32.1%. Based on the number of shares outstanding at March 31, 2000, stockholders' equity per share (after taking into account the split of Sony Corporation's shares completed on May 19, 2000) was 2,409.36 yen, compared with 2,224.35 yen at the previous fiscal year-end. Foreign currency translation adjustments at March 31, 2000 increased in amount as a reduction of stockholders' equity to 483.6 billion yen from 284.4 billion yen at the previous fiscal year-end, principally due to the yen's appreciation.


Cash Flows
(The fiscal year ended March 31, 2000 compared with the fiscal year ended March 31, 1999)

     During the fiscal year ended March 31, 2000, Sony generated 579.5 billion yen (a decrease of 83.8 billion yen, or 12.6%, compared with the previous year) of cash from operating activities. Sony used 449.9 billion yen (an increase of 82.6 billion yen, or 22.5%, compared with the previous year) in investing activities. Sony used 68.1 billion yen (a decrease of 44.2 billion yen, or 39.3%, compared with the previous year) in financing activities. As a result, during the fiscal year ended March 31 2000, cash and cash equivalents at end of year increased by 33.9 billion yen, or 5.7%, notwithstanding the negative effect of exchange rate changes on cash and cash equivalents of 27.6 billion yen, to 626.1 billion yen compared with the previous year.

     The decrease in net cash provided by operating activities during the year was principally due to the increases in notes and accounts receivable as well as inventories in addition to the decrease in net income, despite the increase in notes and accounts payable (The decrease in inventories on the balance sheet was due to the effect of currency translation). The increase in notes and accounts receivable was principally due to the sales increases in the Electronics business in the fourth quarter of the year. Inventories increased principally at manufacturing facilities in Japan, reflecting the start-up of PlayStation 2 in the Game business. However, notes and accounts payable increased due to sales increases noted above. Increases in future insurance policy benefits and other were due to net increases in life insurance-in-force in the Insurance business. Depreciation and amortization (including amortization of deferred insurance acquisition costs) during the year was 306.5 billion yen, which was comprised of depreciation of fixed assets of approximately 261.0 billion yen, amortization of intangible assets of approximately 22.8 billion yen, and amortization of deferred insurance acquisition costs of approximately 22.7 billion yen. A gain on securities contribution to an employee retirement benefit trust of 58.7 billion yen (pre-tax) in the previous year did not impact cash flows.

     With respect to net cash used in investing activities during the year, payments for purchases of fixed assets were 403.0 billion yen. Capital expenditures (additions to fixed assets on the balance sheets) during the year were 435.9 billion yen. The major components of capital expenditures (excluding unallocated amounts) were approximately 227.3 billion yen principally for semiconductors and new products equipment in the Electronics business, approximately 119.0 billion yen principally for semiconductor equipment in the Game business, approximately 24.6 billion yen principally for DVD discs equipment in the Music business, approximately 11.3 billion yen in the Pictures business, and approximately 48.5 billion yen principally for purchasing leasing assets in a leasing and credit financing business in the Other business. Payments for investments and advances and proceeds from sales of investment securities and collections of advances were principally from activities in the Insurance business. Excluding the Insurance business, payments for investments and advances during the year included approximately 56.2 billion yen of investments in other companies in such areas as new businesses in the U.S. Proceeds from sales of investment securities and the collections of advances included approximately 70.7 billion yen of proceeds from sales of certain investment securities. In the previous year, cash flows from investing activities included approximately 53.0 billion yen of proceeds from the merger of Loews Theatres with Cineplex Odeon Corporation.

     With respect to net cash used in financing activities during the year, payments of long-term debt included redemption of unsecured notes due 2000 of 50 billion yen by Sony Corporation. Sony Corporation paid cash dividends of 20.6 billion yen during the year.


Cash Flows
(The fiscal year ended March 31, 1999 compared with the fiscal year ended March 31, 1998)

     During the fiscal year ended March 31, 1999, Sony generated 663.3 billion yen (an increase of 50.9 billion yen, or 8.3%, compared with the previous year) of cash from operating activities. Sony used 367.3 billion yen (a decrease of 231.4 billion yen, or 38.7%, compared with the previous year) in investing activities. Sony used 112.2 billion yen (an increase of 94.5 billion yen, or 532%, compared with the previous year) in financing activities. As a result, during the fiscal year ended March 31, 1999, cash and cash equivalents at end of year increased by 168.9 billion yen, or 39.9%, notwithstanding the negative effect of exchange rate changes on cash and cash equivalents of 14.9 billion yen, to 592.2 billion yen compared with the previous year.

     The increase in net cash provided by operating activities during the year was principally due to the decreases in notes and accounts receivable as well as inventories, despite the decreases in net income and notes and accounts payable. The decreases in notes and accounts receivable and inventories were principally due to the decrease in sales and the reductions in production in the Electronics business in the second half of the year. However, notes and accounts payable decreased due to the reductions in production noted above. Increases in future insurance policy benefits and other were due to net increases in life insurance-in-force in the Insurance business. Depreciation and amortization (including amortization of deferred insurance acquisition costs) during the year was 307.2 billion yen, which was comprised of depreciation of fixed assets of approximately 267.5 billion yen, amortization of intangible assets of approximately 19.0 billion yen, and amortization of deferred insurance acquisition costs of approximately 20.7 billion yen. A gain on securities contribution to an employee retirement benefit trust of 58.7 billion yen (pre-tax) did not impact cash flows.

     With respect to net cash used in investing activities during the year, payments for purchases of fixed assets were 368.4 billion yen. Capital expenditures (additions to fixed assets) during the year were 353.7 billion yen. The major components of capital expenditures (excluding unallocated amounts) were approximately 252.4 billion yen principally for semiconductors, displays, and recording media equipment in the Electronics business and approximately 45.2 billion yen principally for offices and manufacturing facilities in Japan in the Music business. Payments for investments and advances and proceeds from sales of investment securities and collections of advances were principally from activities in the Insurance business. During the year, the portfolio was actively rebalanced in the Insurance business due to volatile bond market conditions in Japan. Excluding the Insurance business, payments for investments and advances during the year included approximately 65.5 billion yen of investments in other companies such as General Instruments Corp., Telemundo group, and S.T. Liquid Crystal Display Corp. During the year, cash flows from investing activities included approximately 53.0 billion yen of proceeds from the merger of Loews Theatres with Cineplex Odeon Corporation. In addition, proceeds from sales of marketable securities was principally from Sony Corporation and the decrease in time deposits was principally from subsidiaries outside Japan.

     With respect to net cash used in financing activities during the year, payments of long-term debt and decrease in short-term borrowings were principally due to redemptions by subsidiaries in Japan and the U.S. Sony Corporation paid cash dividends of 24.5 billion yen during the year.


RESULTS OF OPERATIONS
(The fiscal year ended March 31, 2000 compared with the fiscal year ended March 31, 1999)


Impact of Foreign Exchange Fluctuations and Basic Countermeasures

     During the fiscal year ended March 31, 2000, the average value of the yen was 110.6 yen against the U.S. dollar, and 113.9 yen against the euro, which was 14.8% and 24.9% higher against the U.S. dollar and euro, respectively, compared with the level of the previous year. (For comparative purposes only, the euro until December 1998 is hypothetically computed based on the German mark.) Operating results on a local currency basis described in "Consolidated Results" show results of sales and operating revenue ("sales") and operating income obtained by applying the yen's average exchange rate in the previous year to local currency-denominated sales, cost of sales, and selling, general and administrative expenses for the fiscal year ended
March 31, 2000, assuming the value of the yen had remained the same. Regarding the U.S. based Music and Pictures businesses, results of worldwide subsidiaries (in the case of Music, excluding those of Japan) are consolidated on a U.S. dollar basis. Local currency basis results are not reflected in Sony's financial statements and are not measures conforming with Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP"). Also, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful information to investors regarding operating performance.

     Sony employs foreign exchange forward contracts and foreign currency option contracts to hedge against foreign exchange risks that arise from its export and import transactions of materials, parts, and products. Furthermore, particularly in the Electronics business, to minimize the adverse effects of foreign exchange fluctuations on its financial results and to reduce inventory and costs, Sony seeks, when appropriate, to localize material and parts procurement, design, and manufacturing operations outside Japan.


OPERATING PERFORMANCE

     Effective with the fiscal year ended March 31, 2000, equity in net earnings (losses) of affiliated companies, which was previously included in sales and operating revenue, is shown separately below income before income taxes. As a result, sales and operating revenue, operating income, and income before income taxes figures for the prior years have been restated to conform to the presentation for the fiscal year ended March 31, 2000.

     During the fiscal year ended March 31, 2000, the U.S. economy continued to expand, and the Western European economy steadily advanced, although economic growth was sluggish in parts of South America such as Brazil. Eastern Europe and Russia bottomed out and Asia excluding Japan ("Asia") continued its recovery. In Japan, although a clear economic recovery could not be seen, demand relating to information and communication areas was favorable. Under such market conditions and reflecting the impact of the translation of financial results and condition into yen, the currency in which the financial statements are prepared, in accordance with U.S. GAAP, Sony's sales for the fiscal year ended March 31, 2000 decreased 1.7% and operating income decreased 30.9% compared with the previous year, due to the yen's appreciation. The decrease in sales was due to sales decreases in the Game, Music, and Pictures businesses, while sales increased in the Electronics, Insurance, and Other businesses. The decrease in operating income was due to profit decreases in the Electronics, Game, Music, and Pictures businesses and expansion of losses in the Other business, while profit increased in the Insurance business.

     On a local currency basis (In connection with all references herein to results of operations expressed on a local currency basis, please refer to "Impact of Foreign Exchange Fluctuations and Basic Countermeasures."), Sony's sales for the year ended March 31, 2000 increased approximately 9% and operating income increased approximately 39% compared with the previous year.

     On January 5, 2000, the acquisition transactions by way of exchanges of stock, whereby SMEJ, Sony Chemicals Corporation, and Sony Precision Technology Inc. became wholly-owned subsidiaries of Sony Corporation, were completed (refer to Note 3 of Notes to Consolidated Financial Statements). As a result, of the approximately 348 billion yen which represented the increase in total capital (equivalent to the purchase price from external shareholders) of Sony Corporation, approximately 236 billion yen, which represents the excess of this amount over the total book value of the minority interests in the three subsidiaries, was recorded as tangible and intangible assets and goodwill of approximately 283 billion yen and as deferred tax liabilities of approximately 47 billion yen. The breakdown of the 236 billion yen is approximately 58 billion yen in the Electronics business, 158 billion yen in the Game business, and 20 billion yen in the Music business. These intangible assets and goodwill will be amortized over the useful life of up to a maximum of 20 years starting in the fourth quarter of the fiscal year ended March 31, 2000, and recorded in selling, general and administrative expenses. At the same time, the corresponding deferred tax liabilities will be reversed. During the fourth quarter, as a result of these factors, operating income and income before income taxes each decreased approximately 4.2 billion yen, and net income decreased approximately 3.3 billion yen. In addition, as a result of these transactions, minority interests in the three subsidiaries was eliminated and income or loss in minority interests in such subsidiaries is not recognized after January 5, 2000, the date of the transactions.


Sales

     Sales for the fiscal year ended March 31, 2000 decreased by 117.5 billion yen, or 1.7%, to 6,686.7 billion yen compared with the previous year, for the reasons discussed above.


Cost of Sales and Selling, General and Administrative Expenses (Excluding the Insurance Business)

     Cost of sales for the fiscal year ended March 31, 2000 decreased by 38.7 billion yen, or 0.8%, to 4,595.1 billion yen compared with the previous year and increased from 71.7% to 72.9% as a percentage of sales. The decrease of cost of sales was due to the yen's appreciation, although manufacturing expenses and research and development expenses increased, reflecting increases in production brought about by favorable demand. Research and development expenses for the fiscal year ended March 31, 2000 increased by 19.2 billion yen, or 5.1%, to
394.5 billion yen compared with the previous year and increased from 5.8% to 6.3% as a percentage of sales. Major areas of the research and development expenses during the year were the Electronics business, for semiconductors, telecommunications, and displays, and the Game business.

     Selling, general and administrative expenses for the fiscal year ended March 31, 2000 decreased by 9.3 billion yen, or 0.6%, to 1,491.6 billion yen compared with the previous year and increased from 23.2% to 23.7% as a percentage of sales. The decrease of selling, general and administrative expenses was due to the yen's appreciation, although personnel, freight, advertising, and royalties expenses increased. Personnel expenses included a charge of approximately 19.2 billion yen for stock-price linked incentive compensation resulting from the sharp rise in Sony Corporation's stock price in the fiscal year ended March 31, 2000, compared with a minor charge in the previous year.


Operating Income

     As a result of the factors discussed above, operating income for the fiscal year ended March 31, 2000 decreased by 107.6 billion yen, or 30.9%, to 240.6 billion yen compared with the previous year and the operating margin decreased from 5.1% to 3.6%.


Operating Performance Highlights by Business Segment

     The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. In the Electronics business, sales and operating revenue by product category represent sales to customers, which do not include intersegment transactions (refer to Note 21 of Notes to Consolidated Financial Statements).


Business Segment Information (Yen in billions)


                                           YEAR ENDED MARCH 31
                                       --------------------------
                                                                                                      PERCENT CHANGE
                                                                                                        ON A LOCAL
SALES AND OPERATING REVENUE              1999               2000               PERCENT CHANGE         CURRENCY BASIS
---------------------------            -------            -------              --------------         --------------
 Electronics                           4,669.7            4,719.6                       + 1.1%                  + 13%
 Game                                    783.8              654.7                      - 16.5%                   - 6%
 Music                                   758.7              706.9                       - 6.8%                   + 3%
 Pictures                                545.8              492.1                       - 9.8%                   + 3%
 Insurance                               339.4              380.3                      + 12.1%                    --
 Other                                   291.6              364.1                      + 24.9%                    --
 Elimination                            (584.8)            (631.1)                         --                     --
Consolidated                           6,804.2            6,686.7                       - 1.7%                   + 9%


                                           YEAR ENDED MARCH 31
                                       --------------------------
                                                                                                      PERCENT CHANGE
                                                                                                        ON A LOCAL
OPERATING INCOME (LOSS)                  1999               2000                PERCENT CHANGE         CURRENCY BASIS
-------------------------------        -------            -------               --------------         --------------
 Electronics                             131.1              118.6                        - 9.5%                 + 132%
 Game                                    136.5               77.4                       - 43.3%                   - 5%
 Music                                    36.6               28.4                       - 22.4%                  - 14%
 Pictures                                 43.0               38.6                       - 10.1%                   + 3%
 Insurance                                18.0               20.9                       + 16.0%                    --
 Other                                    (4.5)             (12.9)                          --                     --
 Elimination and
 Unallocated Corporate expenses          (12.4)             (30.3)                          --                     --
Consolidated                             348.2              240.6                       - 30.9%                  + 39%


Electronics

     Sales for the fiscal year ended March 31, 2000 increased by 49.9 billion yen, or 1.1%, to 4,719.6 billion yen compared with the previous year. Operating income decreased by 12.5 billion yen, or 9.5%, to 118.6 billion yen and the operating margin decreased from 2.8% to 2.5%. During the year, despite strong demand in various product categories, the sales increase was limited to a low level and operating income decreased, principally due to the yen's appreciation. Regarding sales by area, sales increased in Japan, where demand relating to information and communication areas was favorable, and also increased in Asia, where economies showed a recovery trend. Sales decreased in the U.S. due to the weakness of the dollar against the yen and also decreased in Europe due to the substantial depreciation of the euro against the yen. Sales decreased in South America where economies continued to be sluggish. The decrease in operating income was due to an increase in the cost of sales while the sales increase was limited to a low level as a result of the yen's appreciation.

Performance by product category

     "Audio" sales decreased by 137.8 billion yen, or 12.8%, to 934.9 billion yen. This was principally due to decreases in sales of home stereos, radio-cassette tape recorders, and compact cassette headphone stereos. Although sales of home stereos increased in Asia, such sales decreased in the U.S. and South America, and also decreased in Europe, despite favorable demand, due to the yen's appreciation. The decreases in sales of radio-cassette tape recorders and compact cassette headphone stereos were principally due to decreases in demand in the U.S. and Europe. However, sales of MD format headphone stereos increased in the U.S. and Europe.

     "Video" sales increased by 7.6 billion yen, or 0.8%, to 976.7 billion yen. This was principally due to increases in sales of digital still cameras and DVD-Video players although sales of home-use video decks and those of broadcast- and professional-use equipment decreased. Regarding home-use video cameras, sales of DV- and Digital 8-format video cameras increased, while those of analog 8mm format video cameras decreased, reflecting Sony's aggressive efforts for digitization of these products and shifting consumer demand. Sales of home-use video decks decreased due to the yen's appreciation although demand increased in the U.S. and Europe. Regarding broadcast- and professional-use equipment, sales decreased due to lower prices and the yen's appreciation despite favorable demand for digital VTR systems. Sales of digital still cameras increased in all areas principally due to Sony's efforts to improve picture quality and further penetration of PCs. Sales of DVD-Video players increased, especially in the U.S., reflecting increased software lineups and higher demand for home-theater use.

     "Televisions" sales increased by 11.6 billion yen, or 1.6%, to 714.2 billion yen. This was principally due to increases in sales of color TVs and projection TVs. Regarding color TVs, demand significantly increased in all areas, especially in Asia and the U.S., reflecting aggressive introductions of large-screen color TVs which incorporate flat surface CRTs. In addition, demand for large-screen projection TVs for home-theater use increased especially in the U.S. As a result, overall sales of both categories increased despite sales decreases in certain areas, such as Europe where the significant appreciation of the yen negatively affected sales.

     "Information and communications" sales increased by 138.6 billion yen, or 15.2%, to 1,052.7 billion yen. This was principally due to significant sales increases of notebook PCs in Japan, the U.S., and Europe and increases in sales of desktop PCs in Japan. Due to higher demand for recording of large amounts of digital data, sales of CD-R/RW drives increased, primarily in the U.S. and Asia, while those of CD-ROM drives decreased, primarily in the U.S. and Europe. Regarding computer displays, despite strong demand primarily in the U.S., sales decreased due to the yen's appreciation. Despite increased sales in Japan and Western Europe, overall sales of cellular phones decreased due to the termination of production in the U.S. brought about by the discontinuation of the business in North America, excluding research and development and after-sales service.

     "Electronic components and other" sales increased by 19.7 billion yen, or 2.8%, to 717.4 billion yen. This was principally due to significant sales increases of electronic components including CCDs, LCDs, system LSIs, and optical pickups, reflecting higher demand for electronics products in all categories including digital AV equipment, such as digital video cameras and digital still cameras, and computer related equipment.

     The increase in the cost of sales, despite the yen's appreciation, was principally attributable to the increased cost of raw materials reflecting increases in production brought about by favorable demand and to depreciation expenses in connection with a high level of capital expenditures, primarily for semiconductors equipment. Selling, general and administrative expenses decreased due to the yen's appreciation although personnel, freight, and royalties expenses increased. Regarding profit performance by product category, that of such products as color TVs and broadcast- and professional-use equipment deteriorated, while that of semiconductors, computer peripherals, optical devices, and PCs improved reflecting higher sales of those products. The performance of color TVs was negatively affected by increases in research and development expenses in connection with broadcast digitization, and that of broadcast- and professional-use equipment was negatively affected by an increased number of competitors and severe price competition. In cellular phones, although significant losses were recorded due to additional expenses related to the discontinuation of the business in North America noted above, the amount of losses decreased compared with the previous year. In addition, loss on disposal of fixed assets in connection with this discontinuation was recorded under "Other Income and Expenses."

     During the year, regarding the geographical breakdown of Sony's total production amount (excluding Aiwa, which represented less than 10% of sales in Sony's Electronics business) and the final destination of such production, more than half of the total production was in Japan, where production of digital AV equipment, information and communication products, and electronic components increased significantly, and approximately 50% of such production was destined for other regions. Asia accounted for approximately a quarter of total production, approximately 70% of which was destined for other regions. The Americas and Europe together accounted for the remaining quarter of total production, most of which was destined for use in the respective area of production. Regarding consolidation of manufacturing facilities, during the year, Sony restructured several manufacturing facilities in North America and emphasized production in Mexico. In Europe, Sony terminated most of its production in Germany. In Asia, Sony consolidated several manufacturing facilities in Malaysia and also consolidated several facilities in Singapore. As a result, the number of manufacturing facilities at the end of March 2000 was reduced to 64, from 70 at the end of March 1999.

     Results in the Electronics business were significantly negatively impacted by the yen's appreciation. On a local currency basis, sales for the fiscal year ended March 31, 2000 increased approximately 13% and operating income increased approximately 132% compared with the previous year. This was due to improved profitability principally from higher demand for such products as PCs and digital AV equipment and increases in sales in almost all regions except for South America, along with improved efficiencies in manufacturing facilities.

     Regarding sales by area on a local currency basis, in Japan, sales of such products as PCs, cellular phones, and semiconductors increased, while those of AV products such as color TVs and home-use video decks decreased. In the U.S., sales of such products as PCs, color TVs and projection TVs, digital still cameras, DVD-Video players, home-use video cameras, computer peripherals, and computer displays increased, while those of cellular phones decreased. In Europe, sales of such products as PCs, home-use video cameras, home stereos, and DVD-Video players increased in Western Europe. In Other areas, sales of such products as color TVs, semiconductors, and home stereos increased in Asia.

Game

     Sales for the fiscal year ended March 31, 2000 decreased by 129.1 billion yen, or 16.5%, to 654.7 billion yen compared with the previous year. Operating income decreased by 59.1 billion yen, or 43.3%, to 77.4 billion yen and the operating margin decreased from 17.4% to 11.8%.

     Sales fell due to such factors as decreased shipments of PlayStation hardware in Japan and the U.S., reflecting high penetration ratios, as well as strategic price reductions of hardware in certain areas, although hardware shipments in Europe increased. The overall decrease in sales was limited, even during the introduction period of PlayStation 2, due to higher demand for software especially in the U.S. and Europe reflecting the increased penetration of PlayStation hardware.

     Worldwide shipments of PlayStation hardware for the fiscal year ended March 31, 2000 were 18.50 million units for the year compared with 21.60 million units for the previous year, resulting in cumulative shipments of 72.92 million units as of March 31, 2000. Cumulative shipments of PlayStation 2 hardware, which was introduced in Japan in March 2000, were 1.41 million units as of March 31, 2000. Worldwide shipments of PlayStation software (including both Sony and third parties under Sony licenses) were 200 million units for the year compared with 194 million units for the previous year, resulting in cumulative shipments of 630 million units as of March 31, 2000. In addition, cumulative shipments of PlayStation 2 software were 2.9 million units.

     Profit decreased compared with the previous year due to the decrease in sales and start-up expenses of PlayStation 2. Total capital expenditures for the system's semiconductor production equipment, the "EmotionEngine" and the "Graphics Synthesizer", are approximately 130 billion yen, approximately 110 billion yen of which was incurred during the year. Sony Computer Entertainment ("SCE") intends to introduce PlayStation 2 in North America and Europe in October 2000. In line with these introductions, principally aiming at increases in production for the system, SCE is planning additional investments for semiconductor production equipment of approximately 125 billion yen. As a result, cumulative capital expenditures in semiconductor production equipment for the system will be approximately 255 billion yen. Based upon these investments and the increase in semiconductor production capacity, SCE plans in the future to sell the PlayStation 2 chipset to third parties and also to work to develop and sell to third parties next-generation processors for digital home electronics products.

     Results in the Game business were significantly negatively impacted by the yen's appreciation. On a local currency basis, sales for the fiscal year ended March 31, 2000 decreased approximately 6% and operating income decreased approximately 5% compared with the previous year.

     Also, SCE established PlayStation.com (Japan) Inc., with a view towards direct sales through the Internet as well as future distribution services via PlayStation 2, planned to begin in 2001, of content such as games, music, and pictures. The newly established company began its service in February 2000, and in March 2000 allocated newly issued shares to twelve third parties including Seven-Eleven Japan Co., Ltd.


Music

     Sales for the fiscal year ended March 31, 2000 decreased by 51.8 billion yen, or 6.8%, to 706.9 billion yen compared with the previous year. Operating income decreased by 8.2 billion yen, or 22.4%, to 28.4 billion yen and the operating margin decreased from 4.8% to 4.0%.

     Regarding results of Sony Music Entertainment Inc. ("SMEI"), the U.S. based operation, sales and profit decreased. The decrease in sales was principally due to sluggish sales in Europe and Brazil and the yen's appreciation, although sales reached record levels in the U.S. Regarding profit performance, profit decreased due to the decrease in sales and the inclusion in the previous year of a one-time license contract fee for direct marketing results that did not reoccur as well as expenses for the year incurred in advancing SMEI's digital media initiatives. Regarding results of the Music business in Japan, comprised of Sony Music Entertainment (Japan) Inc. ("SMEJ") and its subsidiaries, although overall sales decreased slightly, profit performance improved. The decrease in sales was principally due to decreases in sales of creative goods and magazines at certain subsidiaries, although sales of SMEJ itself increased due to the success of certain albums, the releases of which were postponed from the previous year to this year. As a result, the overall profit performance of the Music business in Japan improved.

     Results in the Music business were significantly negatively impacted by the yen's appreciation. On a local currency basis, sales for the fiscal year ended March 31, 2000 increased approximately 3% and operating income decreased approximately 14% compared with the previous year.

     Regarding digital music distribution services, in December 1999, SMEJ started in Japan a fee-based music content distribution service in compliance with SDMI (Secure Digital Music Initiative), a forum with the aim of protecting copyrights of digital music content. In addition, SMEI started a similar kind of service in the U.S. in April 2000.


Pictures

     Sales for the fiscal year ended March 31, 2000 decreased by 53.7 billion yen, or 9.8%, to 492.1 billion yen compared with the previous year. Operating income decreased by 4.3 billion yen, or 10.1%, to 38.6 billion yen and the operating margin decreased from 7.9% to 7.8%.

     The decreases in sales and profit were primarily due to the yen's appreciation. In the Motion Picture group, although several theatrical releases recorded losses, several other films contributed to box-office revenues, and home video revenues increased, particularly from DVD format unit sales. In the Television group, international pay television revenues increased and new licensing revenues for television programs favorably impacted sales.

     Results in the Pictures business were significantly negatively impacted by the yen's appreciation. On a local currency basis, sales for the fiscal year ended March 31, 2000 increased approximately 3% and operating income increased approximately 3% compared with the previous year.

     In January 2000, Sony and Starz Encore Media Group LLC ("Starz Encore"), a provider of cable and satellite-delivered premium movie channels in the U.S., jointly announced that they had entered into a long-term strategic partnership which includes a license agreement that, beginning in January 2005, grants Starz Encore exclusive, first-run pay television rights to all films released theatrically in the U.S. by Sony during the initial 6 year term of the agreement, with Sony having the option to extend the term for an additional 3 years. Under the agreement, Sony retains the right to distribute its films on the Internet via video-on-demand during the Starz Encore "window" in the future broadband network era.

     In addition, Sony has decided to invest 75 million U.S. dollars during the fiscal year ending March 31, 2001 in a film production company, "Revolution Studios", established by Mr. Joe Roth, a former chairman of Walt Disney Studios. Principal partners are Mr. Roth, Starz Encore, Sony, and Fox Entertainment Group, Inc. The new company currently plans to produce approximately 36 films over 6 years. Sony will pay a certain portion of production costs for these films and distribute such films in the U.S. through theatres, home video, and pay-per-view as well as in other certain territories through theatres, home video, pay-per-view, and other forms of television. Sony holds distribution rights in the U.S. and such other territories for 15 years after theatrical release.

Insurance

     Insurance revenue for the fiscal year ended March 31, 2000 increased by
41.0 billion yen, or 12.1%, to 380.3 billion yen compared with the previous year. Operating income increased by 2.9 billion yen, or 16.0%, to 20.9 billion yen and the operating margin increased from 5.3% to 5.5%.

     During the fiscal year ended March 31, 2000, regarding results of Sony Life Insurance Co., Ltd., revenue and profit increased due to an increase in life insurance-in-force and improved returns on investment income. Life insurance-in-force increased in high margin individual life insurance products such as whole life and medical expense coverage. However, losses were recorded from start-up expenses for Sony Assurance Inc.


Condensed Insurance Business Balance Sheets

     The Insurance business is included on a consolidated basis in Sony's consolidated financial statements. The following schedule shows unaudited condensed balance sheets for the Insurance business and for Sony with the Insurance business' financial position reflected on the equity basis. (Although inter-business balances between the Insurance business and businesses other than the Insurance business are not eliminated in the respective balance sheets shown below, such amounts are not material.) While this presentation differs from that provided under U.S. GAAP used in Sony's consolidated financial statements, because the Insurance business is different in nature from Sony's Electronics, Game, Music, and Pictures businesses, Sony believes that this type of comparative presentation helps the understanding and analysis of Sony's consolidated financial statements.

                                                                                               SONY WITH
                                                                                           INSURANCE BUSINESS
                                                              INSURANCE BUSINESS           ON THE EQUITY BASIS
                                                           ------------------------      ------------------------
                                                               YEN IN MILLIONS                YEN IN MILLIONS
                                                           ------------------------      ------------------------
                                                                   MARCH 31                      MARCH 31
                                                           ------------------------      ------------------------
                                                              1999           2000           1999          2000
                                                           ---------      ---------      ---------      ---------
ASSETS
 Cash and time deposits                                      114,695        218,995        501,819        413,207
 Marketable securities                                        62,112         87,539         55,745         19,960
 Other current assets                                         10,000         12,331      2,326,837      2,384,161
 Investments and advances                                    720,020        810,963        260,716        264,631
 Investments in insurance business                                --             --        133,546        159,821
 Deferred insurance acquisition costs                        199,868        239,981             --             --
 Other long-term assets                                       22,310         13,908      2,027,909      2,345,094
                                                           ---------      ---------      ---------      ---------
                                                           1,129,005      1,383,717      5,306,572      5,586,874
                                                           =========      =========      =========      =========
LIABILITIES AND STOCKHOLDERS'
 EQUITY
  Future insurance policy benefits and other                 913,937      1,124,873             --             --
  Other liabilities and minority interest                     81,226         98,356      3,482,907      3,403,968
                                                           ---------      ---------      ---------      ---------
  Total liabilities and minority interest                    995,163      1,223,229      3,482,907      3,403,968
  Stockholders' equity                                       133,842        160,488      1,823,665      2,182,906
                                                           ---------      ---------      ---------      ---------
                                                           1,129,005      1,383,717      5,306,572      5,586,874
                                                           =========      =========      =========      =========

Other

     The Other business consisted of various operating activities, including a leasing and credit financing business in Japan, a business focused on parts trading services within the Sony group, certain satellite distribution services businesses in Japan, an advertising agency business in Japan, an Internet-related business in the U.S., and location-based entertainment businesses in the U.S. and Germany. Sales for the fiscal year ended March 31, 2000 were up by 72.5 billion yen, or 24.9%, to 364.1 billion yen, compared with the previous year. Approximately 70 percent of sales in the Other business reflected intersegment transactions during the year. The business posted an operating loss of 12.9 billion yen.

     During the year, sales increased primarily due to a subsidiary engaged in an advertising agency business being newly consolidated and increased sales of a subsidiary engaged in a parts trading services business within the Sony group. Losses were recorded primarily from the location-based entertainment business in the U.S. and certain satellite distribution services businesses in Japan.

     Regarding the location-based entertainment business, an entertainment complex including stores and theatres in San Francisco opened in June 1999. Total investment for this project was approximately 13.8 billion yen. In addition, a location-based entertainment business that opened in Tokyo in April 2000 will be included in the Other business starting in the fiscal year ending March 31, 2001. Total investment for this project was approximately 13.0 billion yen.


Other Income and Expenses

     In consolidated results for the fiscal year ended March 31, 2000, other income decreased by 4.1 billion yen, or 2.7%, to 148.8 billion yen, while other expenses increased by 1.7 billion yen, or 1.4%, to 125.2 billion yen.

     The decrease in other income was principally due to inclusion in the previous year of both a 58.7 billion yen gain on securities contribution to an employee retirement benefit trust and a 5.2 billion yen gain resulting from the merger of the Theatrical exhibition group in the Pictures business with Cineplex Odeon Corporation (refer to Note 6 of Notes to Consolidated Financial Statements). This decrease was partly offset by an increase in foreign exchange gain, net and by a gain of approximately 28.1 billion yen on certain investment securities during the fiscal year ended March 31, 2000. Interest and dividends during the year was 17.7 billion yen, compared with 23.3 billion yen in the previous year, principally due to decrease in interest received at subsidiaries outside Japan.

     To hedge risks from exchange rate fluctuations, Sony primarily employs foreign exchange forward contracts and foreign currency option contracts. Foreign exchange gain, net, was 27.5 billion yen, compared with 2.9 billion yen in the previous year. This was principally due to gains from foreign exchange hedging in Sony Corporation.

     The increase in other expenses was principally due to loss on disposal of fixed assets related to the discontinuation of the cellular phone business in North America. Interest expense was 42.0 billion yen, compared with 48.3 billion yen in the previous year. This was due to a decrease in the average outstanding balances of debt outside Japan in addition to the yen's appreciation. As a result, the balance of interest and dividends income, less interest expense, improved by 0.6 billion yen compared with the previous year and net interest expense came to 24.3 billion yen.

Income before Income Taxes

     Income before income taxes for the fiscal year ended March 31, 2000 decreased by 113.4 billion yen, or 30.0%, to 264.3 billion yen compared with the previous year. Excluding the effect of the one-time gain on securities to an outside trust in the previous year noted above, the decrease of income before income taxes would have been limited to 17.1%.


Income Taxes

     Income taxes for the fiscal year ended March 31, 2000 decreased by 82.3 billion yen, or 46.5%, to 94.6 billion yen, and the percentage of income taxes to income before income taxes (the effective tax rate) decreased from 46.9% to 35.8%. This was principally due to the performance improvement in certain U.S. subsidiaries that had operating loss carryforwards for tax purposes and a reduction in the Japanese corporate statutory income tax rate effective April 1, 1999, which had the effect of lowering the effective tax rate by approximately 6 percentage points.

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


Results of affiliated companies accounted for by the equity method

     Equity affiliates included i) in the Electronics business -- S.T. Liquid Crystal Display Corp. ("ST-LCD"), an LCD joint venture in Japan, ii) in the Music business -- The Columbia House Company ("CHC"), a direct marketer of music and videos, iii) in the Pictures business -- Telemundo group, a U.S. based Spanish language television network and station group and Loews Cineplex Entertainment Corporation, a theatrical exhibition company, and iv) in the Other business -- several satellite distribution services businesses in Japan and a commercial- and other- use facility in Germany.

     During the fiscal year ended March 31, 2000, equity in net losses of affiliated companies was 37.8 billion yen, compared with 9.6 billion yen in the previous year, principally due to losses in CHC, ST-LCD, the commercial- and other- use facility in Germany, Telemundo group, and several satellite distribution services businesses in Japan. During the year, the expansion of losses in CHC was largely due to approximately 7.6 billion yen of costs relating to shortened amortization periods for and an impairment of deferred advertising and member acquisition expenses (refer to Note 8 of Notes to Consolidated Financial Statements). Regarding the commercial- and other- use facility in Berlin, Germany, which had been developed by a partnership of Sony, Tishman Speyer Properties, Inc., and Kajima Corporation, a building complex to house Sony Europe Headquarters, rental offices, stores, residences, a movie and broadcasting museum with educational facilities, and an entertainment space was completed. A grand opening ceremony of the complex was held in June 2000. The total investment for this project was approximately 77 billion yen, of which approximately 51 billion yen was arranged by the partnership in the form of non-recourse project financing. Sony contributed the land and 19.8 billion yen in cash in the form of preferred equity in the partnership. During the year, additional expenses were incurred in the business due to an approximately 5.1 billion yen devaluation of real estate for sale (refer to Note 8 of Notes to Consolidated Financial Statements).

     In March 2000, Sony, Time Warner Inc., and CDNOW Inc., which sells music and video software via the Internet, announced the termination of a merger plan between CDNOW Inc. and CHC, which is equally owned by Sony and Time Warner Inc. Instead, Sony and Time Warner Inc. committed a total of 51 million U.S. dollars to CDNOW Inc. (50% of which is from Sony), by investing 21 million U.S. dollars in addition to an existing 30 million U.S. dollar loan. On July 20, 2000, Bertelsmann AG announced a definitive merger agreement under which it will acquire CDNOW Inc. Also, Sony provided CHC in April 2000 with an approximately 93 million U.S. dollar loan.

     During the year, Sony invested approximately 3.8 billion yen in Telemundo group, which resulted in a total investment of approximately 18.9 billion yen. In the fiscal year ending March 31, 2001, it is expected that Sony will make an additional investment of approximately 25.5 million U.S. dollars in Telemundo group.


Net Income

     Net income for the fiscal year ended March 31, 2000 decreased by 57.2 billion yen, or 31.9%, to 121.8 billion yen compared with the previous year. As a percentage of sales, net income decreased from 2.6% to 1.8%, and the return on stockholders' equity (using the average of such amounts at March 31, 1999 and at March 31, 2000) decreased from 9.8% to 6.1%. Net income in the previous year included 30.7 billion yen (net of tax) from the aforementioned gain on securities contribution to an employee retirement benefit trust which was recorded in other income. Excluding this effect, the decrease of net income would have been limited to 17.8%.

     Basic net income per share was 144.6 yen compared with 218.4 yen in the previous year, and diluted net income per share was 131.7 yen compared with
195.5 yen in the previous year (refer to Note 4 of Notes to Consolidated Financial Statements).


RESULTS OF OPERATIONS
(The fiscal year ended March 31, 1999 compared with the fiscal year ended March 31, 1998)


Impact of Foreign Exchange Fluctuations and Basic Countermeasures

     During the fiscal year ended March 31, 1999, the average value of the yen was 127.0 yen against the U.S. dollar, and 142.3 yen against the euro, which was 4.1% and 5.8% lower against the U.S. dollar and euro, respectively, compared with the level of the previous year. (For comparative purposes only, the euro until December 1998 is hypothetically computed based on the German mark.) Operating results on a local currency basis described in "Consolidated Results" show results of sales and operating revenue ("sales") and operating income obtained by applying the yen's average exchange rate in the previous year to local currency-denominated sales, cost of sales, and selling, general and administrative expenses for the fiscal year ended March 31, 1999, assuming the value of the yen had remained the same. Regarding the U.S. based Music and Pictures businesses, results of worldwide subsidiaries (in the case of Music, excluding those of Japan) are consolidated on a U.S. dollar basis.

     Sony employs foreign exchange forward contracts and foreign currency option contracts to hedge against foreign exchange risks that arise from its export and import transactions of materials, parts, and products. Furthermore, particularly in the Electronics business, to minimize the adverse effects of foreign exchange fluctuations on its financial results and to reduce inventory and cost, Sony seeks, when appropriate, to localize material and parts procurement, design, and manufacturing operations outside Japan.


OPERATING PERFORMANCE

     Effective with the fiscal year ended March 31, 2000, equity in net earnings (losses) of affiliated companies, which was previously included in sales and operating revenue, is shown separately below income before income taxes. As a result, sales and operating revenue, operating income, and income before income taxes figures for the prior years have been restated to conform to the presentation for the fiscal year ended March 31, 2000.

     The general economic and operating environment worsened toward the end of the fiscal year ended March 31, 1999, reflecting factors which included economic weakness in Asia excluding Japan ("Asia"), Russia and Eastern Europe, and Latin America, as well as a rapid appreciation in the value of the yen in the second half of the year. Under these circumstances, Sony's sales increased by only 0.6%, and operating income decreased by 33.8%. The low growth rate of sales was primarily attributable to declines in sales in the Electronics and Pictures businesses. On the other hand, sales in the Game, Music, Insurance, and Other businesses increased. The large decrease in operating income was primarily attributable to a substantial decline in profitability in the Electronics business. Operating income in the Electronics business declined sharply due to increases in cost of sales and selling, general and administrative expenses as well as the decrease in sales. Also, operating income in the Music and Insurance businesses decreased, while the Other business has posted operating losses for the second consecutive year. However, the Game business maintained positive momentum principally outside Japan. In the Pictures business, operating income also increased.

     On a local currency basis, Sony's sales for the year ended March 31, 1999 decreased approximately 2% and operating income decreased approximately 47% compared with the previous year.


Sales

     Sales for the fiscal year ended March 31, 1999 increased by 43.2 billion yen, or 0.6%, to 6,804.2 billion yen compared with the previous year, for the reasons discussed above.


Cost of Sales and Selling, General and Administrative Expenses (Excluding the Insurance Business)

     Cost of sales for the fiscal year ended March 31, 1999 increased by 14.8 billion yen, or 0.3%, to 4,633.8 billion yen compared with the previous year and increased from 71.4% to 71.7% as a percentage of sales. The increase of cost of sales was due to increases in research and development, personnel, and depreciation and amortization expenses in addition to the yen's depreciation, while manufacturing expenses decreased, reflecting reductions in production aimed at inventory adjustment. Research and development expenses for the fiscal year ended March 31, 1999 increased by 57.3 billion yen, or 18.0%, to 375.3 billion yen compared with the previous year and increased from 4.9% to 5.8% as a percentage of sales. Major areas of the research and development expenses during the year were the Electronics business, for semiconductors, broadcast- and professional-use equipment, and displays, and the Game business.

     Selling, general and administrative expenses for the fiscal year ended March 31, 1999 increased by 155.3 billion yen, or 11.5%, to 1,500.9 billion yen compared with the previous year and increased from 20.8% to 23.2% as a percentage of sales. The increase of selling, general and administrative expenses was due to increases in advertising, personnel, and service expenses.


Operating Income

     As a result of the factors discussed above, operating income for the fiscal year ended March 31, 1999 decreased by 177.5 billion yen, or 33.8%, to 348.2 billion yen compared with the previous year and the operating margin decreased from 7.8% to 5.1%.


Operating Performance Highlights by Business Segment

     The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. In the Electronics business, sales and operating revenue by product category represent sales to customers, which do not include intersegment transactions (refer to Note 21 of Notes to Consolidated Financial Statements).


Business Segment Information (Yen in billions)

                                         YEAR ENDED MARCH 31
                                         -------------------
                                                                                                 PERCENT CHANGE
                                                                                                   ON A LOCAL
SALES AND OPERATING REVENUE                1998        1999            PERCENT CHANGE            CURRENCY BASIS
---------------------------              -------     -------           --------------            --------------
 Electronics                             4,692.8     4,669.7              - 0.5%                     - 3%
 Game                                      722.6       783.8              + 8.5%                     + 7%
 Music                                     692.7       758.7              + 9.5%                     + 7%
 Pictures                                  644.6       545.8             - 15.3%                    - 18%
 Insurance                                 291.1       339.4             + 16.6%                      --
 Other                                     251.6       291.6             + 15.9%                      --
 Elimination                              (534.3)     (584.8)                --                       --
Consolidated                             6,761.0     6,804.2              + 0.6%                     - 2%


                                         YEAR ENDED MARCH 31
                                         -------------------
                                                                                                PERCENT CHANGE
                                                                                                  ON A LOCAL
OPERATING INCOME (LOSS)                   1998        1999            PERCENT CHANGE            CURRENCY BASIS
-----------------------                  -------     -------          --------------            --------------
 Electronics                               317.3       131.1             - 58.7%                    - 78%
 Game                                      116.9       136.5             + 16.7%                    + 11%
 Music                                      52.1        36.6             - 29.8%                    - 30%
 Pictures                                   37.0        43.0             + 16.1%                    + 11%
 Insurance                                  20.3        18.0             - 11.2%                      --
 Other                                      (7.0)       (4.5)                 --                      --
 Elimination and
 Unallocated Corporate expenses            (10.9)      (12.4)                 --                      --
Consolidated                               525.7       348.2             - 33.8%                    - 47%

Electronics

     Sales for the fiscal year ended March 31, 1999 were essentially flat, decreasing by 23.1 billion yen, or only 0.5%, to 4,669.7 billion yen compared with the previous year. Operating income decreased by 186.2 billion yen, or 58.7%, to 131.1 billion yen and the operating margin decreased from 6.8% to 2.8%. The lower sales were primarily attributable to intensified price competition in many product categories and lower sales due to weak economic conditions in Asia, Russia and Eastern Europe, and Latin America. By area, sales increased in Japan and slightly increased in the U.S. and in Western Europe, while sales sharply declined in Asia, Russia and Eastern Europe, and Latin America. The large decline in operating income was principally attributable to sluggish sales, increases in cost of sales and selling, general and administrative expenses, and aggressive reductions in production aimed at inventory adjustment in the second half of the year.


Performance by product category

     "Audio" sales decreased by 55.2 billion yen, or 4.9%, to 1,072.6 billion yen. Lower sales principally reflected a steep decline in sales of home stereos and radio-cassette tape recorders in Asia, Russia and Eastern Europe, and Latin America. Sales of compact cassette headphone stereos decreased worldwide, particularly in Asia. Also, intensified price competition in the U.S. and Western Europe hurt sales. However, sales of MD headphone stereos increased primarily in Japan and Western Europe.

     "Video" sales increased by 98.3 billion yen, or 11.3%, to 969.1 billion yen. Home-use video cameras, digital still cameras, and DVD-Video players in the U.S. and in Western Europe were responsible for much of this growth. In home-use video decks, sales were weak principally in the U.S., Russia and Eastern Europe, and Latin America. In broadcast- and professional-use video equipment, sales increased only slightly, primarily due to the diversification of competitors in line with digitization and intensified price competition. Although sales of digital VTR systems increased principally in the U.S. and Western Europe, those of analog VTR systems declined significantly.

     "Televisions" sales decreased by 6.4 billion yen, or 0.9%, to 702.6 billion yen. Sales of color TVs declined substantially in Asia, Russia and Eastern Europe, and Latin America. However, the Wega series of color TVs, which incorporates flat surface CRTs, performed extremely well in Japan and the U.S. Sales of large-screen projection TVs also increased in the U.S. and Western Europe.

     "Information and communications" sales increased by 19.3 billion yen, or 2.2%, to 914.1 billion yen. The slow growth was primarily attributable to a decline in sales of computer displays and cellular phones. Regarding computer displays, sales substantially decreased, especially in the U.S., due to severe industry-wide price competition resulting from pricing pressures from manufacturers in Asia, an oversupply of product, and weak demand. Regarding cellular phones, sales decreased in Europe and Japan principally due to intensified price competition and a delay in new product introductions. Sales of cellular phones in the U.S. decreased especially in the second half of the year resulting primarily from quality issues of certain types of cellular phones including the impact of correcting power emission levels. Regarding PCs, sales in the U.S. decreased because notebook PC OEM sales, which recorded strong sales in the previous year, ceased and because of intensified price competition in desktop PCs. However, overall PC sales increased primarily due to much higher sales of both notebook and desktop VAIO PCs in Japan. Also, CD-R/RW drives, which permit repeated recordings of massive data, recorded strong sales growth in the U.S. and Western Europe, while sales of CD-ROM drives declined.

     "Electronic components and other" sales decreased by 79.8 billion yen, or 10.3%, to 697.7 billion yen. The significant decline in sales is principally due to weak sales of semiconductors and electronic components including CRTs. Semiconductor sales declined due to a decision to shrink the memory business, which had low profit margins, and to weak sales of signal processing LSI devices for video CD players and other applications especially in Asia. Sales of CRTs also decreased, principally in Europe, due to intensified price competition and weak demand. Sales of lithium-ion batteries rose due to growing demand for notebook PCs.

     The increase in the cost of sales was principally attributable to increases in research and development expenses, primarily for technologies related to semiconductors, broadcast- and professional-use equipment, and digital networks, personnel expenses, and depreciation expenses in connection with a high level of capital expenditures, primarily for semiconductor production equipment. Selling, general and administrative expenses increased principally in personnel, advertising, and service expenses. In addition, aggressive reductions in production aimed at inventory adjustment in the second half of the year resulted in lower profitability. Regarding profit performance by product category, that of such products as cellular phones, computer displays, and semiconductors deteriorated significantly and had a substantial negative impact on the overall results of the Electronics business. Also, profit performance of such products as broadcast- and professional-use equipment, CRTs, and lithium-ion batteries deteriorated, while the performance of home-use video cameras was significantly profitable. Significant losses were recorded in cellular phones due to decreases in sales in Japan and Europe and in the U.S. in the second half of the year, as noted above, as well as an increase in service expenses. Profit of computer displays decreased significantly due to intensified price competition, oversupply, and weak demand, as noted above. Profit performance of semiconductors worsened because the reduced sales heightened the impact of the depreciation of production equipment. Profit performance of broadcast- and professional-use equipment deteriorated principally due to the decrease in sales noted above and an increase in research and development expenses. Profit performance of CRTs and lithium-ion batteries deteriorated principally due to lower prices. Regarding profit performance of PCs, the positive contribution from notebook PCs in the second half of the year was overshadowed by the overall negative impact of desktop PCs.

     Results in the Electronics business were positively impacted by the yen's depreciation. On a local currency basis, sales for the fiscal year ended March 31, 1999 decreased approximately 3% and operating income decreased approximately 78% compared with the previous year.


Game

     Sales for the fiscal year ended March 31, 1999 increased by 61.3 billion yen, or 8.5%, to 783.8 billion yen compared with the previous year. Operating income increased by 19.6 billion yen, or 16.7%, to 136.5 billion yen and the operating margin increased from 16.2% to 17.4%.

     In Japan, despite strong sales of software, total sales declined due to lower sales of PlayStation hardware as a result of such factors as the high penetration ratio of hardware among Japanese households. On the other hand, in the U.S. and Europe, sales increased significantly compared with the previous year, as aggressive pricing strategies and increases in software titles resulted in further demand for hardware and software.

     Worldwide shipments of PlayStation hardware for the fiscal year ended
March 31, 1999 were 21.60 million units for the year compared with 19.37 million units for the previous year, resulting in cumulative shipments of 54.42 million units as of March 31, 1999. Worldwide shipments of PlayStation software (including both Sony and third parties under Sony licenses) were 194 million units for the year compared with 138 million units for the previous year, resulting in cumulative shipments of 430 million units as of March 31, 1999.

     Regarding profit performance, advertising expenses increased due to aggressive advertising and promotion aiming at further sales expansion. In addition, research and development expenses increased by 10.0 billion yen, or 250%, to 14.0 billion yen, principally for the development of next-generation hardware. However, overall profit increased due to higher sales in the U.S. and Europe.

     Results in the Game business were positively impacted by the yen's depreciation. On a local currency basis, sales for the fiscal year ended March 31, 1999 increased approximately 7% and operating income increased approximately 11% compared with the previous year.


Music

     Sales for the fiscal year ended March 31, 1999 increased by 66.0 billion yen, or 9.5%, to 758.7 billion yen compared with the previous year. Operating income decreased by 15.5 billion yen, or 29.8%, to 36.6 billion yen and the operating margin decreased from 7.5% to 4.8%.

     Regarding results of Sony Music Entertainment Inc. ("SMEI"), the U.S. based operation, sales and profit increased. While sales were sluggish in Brazil, where economic turmoil and currency devaluation had a negative impact, SMEI achieved record results including market share and chart share even in an environment of flattening worldwide growth for the music industry. Regarding profit performance, profit increased due to successful releases by global and local artists as well as increased license fees from a new direct marketing arrangement despite lower results in Brazil and increased costs associated with advancing SMEI's online initiatives. In addition, increased production and improved operating efficiencies in compact disc manufacturing facilities, which supply disks for the Game business and for third parties in addition to the Music business, also contributed to earnings. Regarding results of the Music business in Japan, comprised of Sony Music Entertainment (Japan) Inc. ("SMEJ") and its subsidiaries, although overall sales increased slightly, profit performance deteriorated substantially. This was principally due to the delayed releases of several major Japanese artists' albums from SMEJ until the fiscal year ended March 31, 2000 and increased advertising and promotion costs associated with establishing new labels and artists in Japan.

     Results in the Music business were positively impacted by the yen's depreciation. On a local currency basis, sales for the fiscal year ended March 31, 1999 increased approximately 7% and operating income decreased approximately 30% compared with the previous year.


Pictures

     Sales for the fiscal year ended March 31, 1999 decreased by 98.9 billion yen, or 15.3%, to 545.8 billion yen compared with the previous year. Operating income increased by 5.9 billion yen, or 16.1%, to 43.0 billion yen and the operating margin increased from 5.7% to 7.9%.

     The decrease in sales was principally due to the deconsolidation of the Theatrical exhibition group, the inclusion of thirteen months of activity in the previous year due to a change in the Pictures business fiscal year, and less successful theatrical releases by comparison with the previous year's strong Motion Picture group results, although sales in the Television group increased. The reduction in highly successful theatrical releases also resulted in a reduction in home video sales as fewer current year pictures were released as sell-through titles compared with the previous year. Regarding profit performance, overall profit increased due to steady profit contributions from the Television group, higher profits on home video acquisitions, and a reduction in losses in the Digital Studio group's special effects studio operations, although the profit of the Motion Picture group decreased. In the Motion Picture group, although certain films released during the year contributed to sales, profit decreased as a result of fewer break-through hits in the release slate. In the Television group, steady profits from off-network syndication, game shows and soap operas contributed to overall profit, while losses were recorded from investments including in international cable channels.

     During the first quarter of the fiscal year ended March 31, 1999, Sony merged its Theatrical exhibition group, Loews Theatres, with Cineplex Odeon Corporation of Canada to create one of the world's largest theatrical exhibition companies, Loews Cineplex Entertainment Corporation ("Loews"). Subsequent to the merger, Loews completed a public offering of its common stock. After these transactions, Sony's ownership in Loews was 39.5%. As a result of these transactions, Sony no longer consolidates the results of Loews; Loews results are now reported on the equity basis. The previous year's results include sales and operating income of 56.3 billion yen and 2.5 billion yen, respectively, for the Theatrical exhibition group. After adjusting the previous year for the deconsolidation of the Theatrical exhibition group, sales decreased by
46.7 billion yen, or approximately 8%, and operating income increased by
4.3 billion yen, or approximately 13%. In connection with the Loews merger and the subsequent public offering, Sony received proceeds of 53.0 billion yen and recorded a gain of 5.2 billion yen, which is recorded in other income. For comparative purposes, if the impact of the Theatrical exhibition group's revenue and the thirteenth months of activity are removed from the reported figures, sales for the Pictures business were essentially flat compared with the previous year.

     Results in the Pictures business were positively impacted by the yen's depreciation. On a local currency basis, sales for the fiscal year ended March 31, 1999 decreased approximately 18% and operating income increased approximately 11% compared with the previous year.


Insurance

     Insurance revenue for the fiscal year ended March 31, 1999 increased by
48.3 billion yen, or 16.6%, to 339.4 billion yen compared with the previous year. Operating income decreased by 2.3 billion yen, or 11.2%, to 18.0 billion yen and the operating margin decreased from 7.0% to 5.3%.

     During the fiscal year ended March 31, 1999, regarding results of Sony Life Insurance Co., Ltd. ("Sony Life"), revenue increased and profit decreased. The revenue increase was due to significant net increases in life insurance-in-force resulting from strong sales of traditional insurance products such as term-life insurance and whole-life insurance as well as medical insurance despite the sluggish insurance market in Japan. Regarding profit performance, the profit decrease was principally the result of lower returns on fixed income investments in Japan, where extremely low interest rates have prevailed, while Sony Life conservatively managed its investment assets principally through government and corporate bonds.

Condensed Insurance Business Balance Sheets

     The Insurance business is included on a consolidated basis in Sony's consolidated financial statements. The following schedule shows unaudited condensed balance sheets for the Insurance business and for Sony with the Insurance business' financial position reflected on the equity basis. (Although inter-business balances between the Insurance business and businesses other than the Insurance business are not eliminated in the respective balance sheets shown below, such amounts are not material.) While this presentation differs from that provided under U.S. GAAP used in Sony's consolidated financial statements, because the Insurance business is different in nature from Sony's Electronics, Game, Music, and Pictures businesses, Sony believes that this type of comparative presentation helps the understanding and analysis of Sony's consolidated financial statements.


                                                                                              SONY WITH
                                                                                           INSURANCE BUSINESS
                                                               INSURANCE BUSINESS          ON THE EQUITY BASIS
                                                             ----------------------      -----------------------
                                                                 YEN IN MILLIONS             YEN IN MILLIONS
                                                             ----------------------      -----------------------
                                                                    MARCH 31                    MARCH 31
                                                             ----------------------      -----------------------
                                                               1998          1999          1998           1999
                                                             -------      ---------      ---------     ---------
ASSETS
 Cash and time deposits                                       76,135        114,695        454,290       501,819
 Marketable securities                                        51,942         62,112        117,267        55,745
 Other current assets                                          9,400         10,000      2,558,561     2,326,837
 Investments and advances                                    573,858        720,020        276,604       260,716
 Investments in insurance business                                --             --        115,032       133,546
 Deferred insurance acquisition costs                        163,120        199,868             --            --
 Other long-term assets                                       24,561         22,310      2,098,535     2,027,909
                                                             -------      ---------      ---------     ---------
                                                             899,016      1,129,005      5,620,289     5,306,572
                                                             =======      =========      =========     =========
LIABILITIES AND STOCKHOLDERS'
 EQUITY
 Future insurance policy benefits and other                  713,970        913,937             --            --
 Other liabilities and minority interest                      69,766         81,226      3,804,734     3,482,907
                                                             -------      ---------      ---------     ---------
 Total liabilities and minority interest                     783,736        995,163      3,804,734     3,482,907
 Stockholders' equity                                        115,280        133,842      1,815,555     1,823,665
                                                             -------      ---------      ---------     ---------
                                                             899,016      1,129,005      5,620,289     5,306,572
                                                             =======      =========      =========     =========


Other

     The Other business consisted of various operating activities, including a leasing and credit financing business in Japan, a parts trading services business within the Sony group, certain satellite distribution services businesses in Japan, an Internet-related business in the U.S., and location-based entertainment businesses in the U.S. and Germany. Sales for the fiscal year ended March 31, 1999 were up by 40.1 billion yen, or 15.9%, to 291.6 billion yen, compared with the previous year. Approximately 70 percent of sales in the Other business reflected intersegment transactions during the year. The business posted an operating loss of 4.5 billion yen.

     During the year, sales increased primarily due to certain subsidiaries engaged in satellite distribution services businesses in Japan being newly consolidated and increased sales of a subsidiary engaged in a leasing and credit financing business in Japan. Losses were recorded in the start-up of long-term strategic businesses including certain satellite distribution services businesses in Japan, an Internet-related business in the U.S., and a location-based entertainment business in the U.S.


Other Income and Expenses

     In consolidated results for the fiscal year ended March 31, 1999, other income increased by 68.9 billion yen, or 82.1%, to 152.9 billion yen, while other expenses decreased by 27.0 billion yen, or 17.9%, to 123.4 billion yen.

     The substantial increase in other income was principally due to a 58.7 billion yen gain on securities contribution to an employee retirement benefit trust. In addition, a 5.2 billion yen gain resulting from the merger of the Theatrical exhibition group in the Pictures business with Cineplex Odeon Corporation (refer to Note 6 of Notes to Consolidated Financial Statements) was recorded in other income. Interest and dividends during the year were 23.3 billion yen, compared with 21.0 billion yen in the previous year, principally due to an increase of the average outstanding balances of cash and cash equivalents, time deposits, and marketable securities at subsidiaries primarily outside Japan.

     To hedge risks from exchange rate fluctuations, Sony primarily employs foreign exchange forward contracts and foreign currency option contracts. Foreign exchange gain, net, was 2.9 billion yen, compared with 10.1 billion yen in the previous year. This is principally due to recording of foreign exchange gains in Sony Corporation and certain subsidiaries in Japan despite foreign exchange losses in subsidiaries primarily in Asia.

     The decrease in other expenses was principally due to a decrease in interest expense. Interest expense was 48.3 billion yen, compared with 62.5 billion yen in the previous year. This was principally due to a decrease in the average outstanding balances of debt in the U.S. subsidiaries. As a result, the balance of interest and dividends income, less interest expense, improved by
16.6 billion yen compared with the previous year and net interest expense came to 25.0 billion yen.


Income before Income Taxes

     Income before income taxes for the fiscal year ended March 31, 1999 decreased by 81.6 billion yen, or 17.8%, to 377.7 billion yen compared with the previous year. Excluding the effect of the one-time gain on securities to an outside trust in the year noted above, the decrease of income before income taxes would have been 30.5%.


Income Taxes

     Income taxes for the fiscal year ended March 31, 1999 decreased by 37.9 billion yen, or 17.6%, to 177.0 billion yen, while the percentage of income taxes to income before income taxes (the effective tax rate) increased from 46.8% to 46.9%. The increased effective tax rate was principally due to losses at certain electronics and music subsidiaries from which there was no tax benefit. However, the recalculation of deferred tax liabilities to reflect a reduction in the Japanese corporate statutory income tax rate effective April 1, 1999 caused a tax benefit of 13.4 billion yen, which had the effect of lowering the effective tax rate by 3.5 percentage points.


Results of affiliated companies accounted for by the equity method

     Equity affiliates included i) in the Electronics business -- S.T. Liquid Crystal Display Corp. ("ST-LCD"), an LCD joint venture in Japan, ii) in the Music business -- The Columbia House

Company ("CHC"), a direct marketer of music and videos, iii) in the Pictures business -- Telemundo group, a U.S. based Spanish language television network and station group and Loews Cineplex Entertainment Corporation, a theatrical exhibition company, and iv) in the Other business -- several satellite distribution services businesses in Japan.

     During the fiscal year ended March 31, 1999, equity in net losses of affiliated companies was 9.6 billion yen, compared with 5.5 billion yen in the previous year, principally due to losses in several satellite distribution services businesses in Japan, ST-LCD, and Telemundo group.


Net Income

     Net income for the fiscal year ended March 31, 1999 decreased by 43.1 billion yen, or 19.4%, to 179.0 billion yen compared with the previous year. As a percentage of sales, net income decreased from 3.3% to 2.6%, and the return on stockholders' equity (using the average of such amounts at March 31, 1998 and at March 31, 1999) decreased from 13.6% to 9.8%. Net income included 30.7 billion yen (net of tax) from the aforementioned gain on securities contribution to an employee retirement benefit trust which was recorded in other income. Excluding this effect, the decrease of net income would have been 33.2%.

     Basic net income per share was 218.4 yen compared with 278.9 yen in the previous year, and diluted net income per share was 195.5 yen compared with
241.7 yen in the previous year (refer to Note 4 of Notes to Consolidated Financial Statements).


STRATEGIES AND OUTLOOK

     THIS SECTION CONTAINS FORWARD-LOOKING STATEMENTS ABOUT THE FUTURE PERFORMANCE OF SONY AND SHOULD BE READ IN LIGHT OF THE CAUTIONARY STATEMENT ON THAT SUBJECT, WHICH APPEARS ON PAGE 2 AND APPLIES TO THIS ENTIRE DOCUMENT.

     Sony's management is endeavoring to develop the most appropriate plans for its businesses, considering the current general economic and operating environment and available information. The following is a summary of certain of Sony's current basic strategies and outlook for its fiscal year ending March 31, 2001.


Management Policy

     At the dawn of the broadband network era, Sony aims to offer an environment where individuals can enjoy new lifestyles of entertainment and convenience. To achieve this vision, Sony has embarked on a series of corporate reforms including the strengthening and reorganization of its Electronics business. Sony regards the fiscal year ending March 31, 2001 as a second phase of accelerating corporate reform and will strive to increase the corporate value of its entire group.


Reinforcement of Sony Group Headquarters Accelerating Corporate Reform

     As a model for group management in the broadband network era, Sony aims to further promote the "unified dispersed" management model. This model combines the function of Sony's Group Headquarters, which decides the basic group management policy and plans and carries out overall strategy, with those of each business unit, which autonomously operate under substantial delegation of authority. The role of Sony Group Headquarters is to create new businesses that utilize the network environment, to convert the existing businesses and management processes to those that correspond to a network context, and to aggressively promote reform, aiming to adapt the Sony group to the new era. In order to achieve these goals, Sony designated the Group Headquarters as "eHQ" and will strive to clarify its role as a promoter of reform and to strengthen its function.


Acceleration of Net Business as a New Growing Area

     For a strategy of growth in the broadband network era, Sony is positioning such terminals as digital TVs/set top boxes, PCs, PlayStation 2, and cellular phones as network gateways. Sony intends to establish new businesses by integrating these terminals with various services. To achieve these aims, Sony recognizes the importance of strengthening such areas as major devices, content, telecommunications, and services as a key way of differentiating itself from other companies, and as necessary, Sony will seek to promote cooperation and alliances with other companies. In line with this strategy, Sony is actively proceeding with strategic investments in venture companies, especially in the U.S. During the fiscal year ended March 31, 2000, approximately 11.0 billion yen of investments were made, both through Sony Corporation initiatives and through digital media initiatives in the U.S. (most investments were for companies principally in the U.S.) During the fiscal year ending March 31, 2001, Sony is investing in a number of venture companies, including Transmeta Corporation which is working on processor technologies for mobile terminals.

     In addition, to establish platforms to develop Internet businesses strategically, Sony, as a group, is aggressively promoting "So-net", originally started for providing Internet services, and "PlayStation.com", which is working to realize via the Internet direct sales and content distribution services in the future over broadband networks. In addition, "SonyStyle.com", providing customers with access to Sony products integrated with network services and such, has begun operations. These Internet businesses will develop new relationships with customers by responding to various individual needs.

     In June 2000, Sony, Tokyu Corporation, and Tokyu Cable Television ("Tokyu Cable") announced that they had reached an agreement in principle to collaborate in order to develop a broadband network. Based on such agreement, Sony will acquire 10% of Tokyu Cable's outstanding shares, which are currently owned by Tokyu Corporation. Also, regarding additional financing of Tokyu Cable, the three parties will discuss available options including Sony's underwriting of additional Tokyu Cable shares. Utilizing Tokyu Cable's existing cable television infrastructure, Sony plans to create content and to design and operate the platform. Sony also plans to accelerate developing the technology for various home-gateways for the broadband Internet and to develop the Sony group's broadband network service businesses in the near future based on devices such as PlayStation 2.

     In July 2000, Sony launched a corporate broadband Internet service ("bit-drive") in Japan using WLL, or wireless local loop access system. During the fiscal year ended March 31, 2000, Sony invested approximately 4.1 billion yen in Crosswave Communications Inc. resulting in a total investment of 6.0 billion yen. Crosswave Communications Inc. was established for developing a high-capacity and high-speed network infrastructure and is currently developing next-generation network services in Japan.

     In the entertainment area, which Sony believes will assume greater importance in a networked society, Sony's efforts will be led by Sony Broadband Entertainment Inc. ("SBE"), the newly renamed U.S. holding company of the Music and Pictures businesses. To increase the value of these software assets, SBE will pursue content creation and network distribution businesses including potential strategic alliances.

Strengthening the Electronics Business

     As part of its strategy of building competitiveness in the existing Electronics business, Sony is proceeding with its reorganization plans, including focusing on key businesses, consolidation of manufacturing facilities, optimization of logistics operations, maintaining of proper employment levels, and the introduction of the Six Sigma method for improving management quality. At the same time, for a strategy of future growth, Sony aims to develop platforms for providing customers content and services via networks using Sony's technologies in the Electronics business.

     To realize new engineering and manufacturing systems directly linked to the market, Sony will gradually reorganize a major portion of work relating to design and manufacture by utilizing engineering, manufacturing, and customer services ("EMCS") platform companies currently planned to be established in the near future. In line with this project, Sony aims to establish in April 2001 an EMCS platform company in Japan that will be responsible for the final assembly of all electronics products. Also, Sony is considering how to establish the most efficient design and manufacturing system in the areas of semiconductors and electronic devices in Japan and in manufacturing facilities in countries outside Japan.

     Also, Sony recognizes that in order to grow in the future it is important to establish e-platforms to realize services in the digital broadcasting era in which broadcasting and telecommunication (Internet) technologies converge. To achieve this goal, Sony, Matsushita Electric Industrial Co., Ltd., and Toshiba Corporation intend to work jointly on basic technologies, including standards setting for hard-disk equipped storage datacasting receivers, which are expected to be core devices in the digital broadcasting era. Through these activities, the three companies aim to realize new business models in the digital broadcasting era such as providing various interactive services by allowing instant access and retrieval of necessary data.

     In addition, in the area of mobile terminals, based on development with Palm Computing, Inc. ("Palm"), Sony intends to launch compact and lightweight personal entertainment organizers, which incorporate Palm OS(R) software in September 2000 in Japan. The terminal, equipped with a Memory Stick slot, would allow the management of data such as schedules and address lists, the display and handling of images, and interfacing with PCs. It also would allow the utilization of networks to send e-mail messages and browse web pages by connecting to a wireless phone. Sony plans to commercialize Memory Stick expansion modules with various usages, such as digital imaging devices, Global Positioning Systems, and wireless communications devices. Sony seeks to position mobile terminals as one of its strategic products in the broadband network era to provide new platforms where customers can easily enjoy a variety of content.

     Regarding network related equipment, Sony, in collaboration with other companies, is proceeding with the development of hard-disk based personal video recorders, the establishment of a new-generation digital broadband communications platform that will permit the offering of an array of advanced interactive services including video-on-demand, the development of next-generation handheld network products, and others.

     In the area of next-generation display equipment, Sony reached an agreement in principle in April 2000 to cooperate with Fujitsu Limited and Hitachi, Ltd. in the plasma display panels business, by investing approximately 5.0 billion yen in Fujitsu Hitachi Plasma Display Limited. Also, Sony is undertaking joint development efforts with respect to high-voltage Field Emission Displays for next-generation flat panel displays with Candescent Technologies Inc. In July 2000, aiming at the development of high-brightness, high-contrast large-scale projectors, Sony entered into an exclusive licensing agreement with Silicon Light Machines ("SLM"), which holds Grating Light Valve(TM) ("GLV(TM)") technology utilizing lasers as a light source. Sony also acquired the exclusive developing, manufacturing, and marketing rights for GLV devices and GLV products for most display applications. The agreement provides that in the initial six months of the agreement, SLM will conduct a transfer program of GLV technology to Sony. After that time, Sony will seek to initially concentrate its efforts to develop GLV-based projectors for the industrial market, and then seek to develop such projectors for the consumer market.


Positioning of Finance and Insurance Businesses in the Sony Group

     Sony is seeking to position such businesses as Sony Finance International, Inc., Sony Life Insurance Co., Ltd., Sony Assurance Inc., and a net bank that is preparing to obtain a banking license together as another main business pillar alongside such sectors as electronics and entertainment. The total capitalization of the net bank, which Sony Corporation plans to establish with The Sakura Bank, Limited and J.P. Morgan & Co. Incorporated or an affiliate, will be 37.5 billion yen, 30.0 billion yen of which will be provided by Sony Corporation.

     Sony has invested in Monex, Inc., which was established for providing individual customers with securities trading services via the Internet. Monex, Inc. started the services in October 1999.


EVA

     During the fiscal year ended March 31, 2000, as part of Value Creation Management, Sony introduced EVA*, which reflects the cost of capital, as a measurement tool for evaluating performance. During and after the fiscal year ending March 31, 2001, Sony intends to utilize EVA as one of the internal measures for the Sony group to assist in evaluating business planning, performance control, investment, and compensation, principally in the Electronics business.

*EVA (Economic Value Added) is a trademark of Stern Stewart & Co.


Adoption of New Film Accounting Standard

     In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") issued Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films" and the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard ("FAS") 139, "Rescission of FASB Statement No.53 and Amendments to FASB Statement No. 63, 89, and 121" which rescinded FAS 53, "Financial Reporting by Producers and or Distributors of Motion Picture Films." SOP 00-2 significantly changes the accounting rules applicable to all companies, including Sony, in the motion picture and television business. SOP 00-2 is applicable for fiscal years starting on or after December 16, 2000. Accordingly, Sony will be required to adopt the new accounting standard in its fiscal year starting April 1, 2001. However, as this is now considered a preferable basis of accounting for companies in the motion picture and television business, Sony has decided to adopt immediately the new accounting standard retroactive to the beginning of the current fiscal year ending March 31, 2001. As such, the results of Sony's motion picture and television business for the first quarter ended June 30, 2000 of the current fiscal year have been prepared in accordance with the new accounting standard.

     Under the new accounting standard, all exploitation costs, such as advertising expenses and marketing costs, for theatrical and television product will be expensed as incurred. Another significant change is that the costs for abandoned development projects now must be charged directly to expense. Additionally, all film costs will be classified in the balance sheet as a non-current asset. Other provisions in the new accounting standard, such as those relating to revenue recognition, are generally consistent with Sony's previous accounting policies.

     Under the previously applicable accounting rules, exploitation costs were deferred and amortized over the life of the film or television product as long as the future revenue streams benefited from these costs. Long-term film revenues, such as those resulting from sales of home videos and broadcasting of films on television, all benefited from advertising incurred during the film's initial distribution in movie theaters. Additionally, abandoned development costs were capitalized as production overhead and expensed over time. In connection with adopting the new accounting standard, the deferred portion of the above costs as of March 31, 2000 has been removed from Sony's balance sheet, as of the beginning of the current fiscal year, in a one-time non-cash accounting adjustment.

     The one-time non-cash cumulative adjustment for the change in accounting principle which Sony has recorded during the first quarter ended June 30, 2000 of the current fiscal year, as a result of adopting the new accounting standard appears in the income statement directly above the caption of "net income." This charge has no impact on cash flow. The one-time effect of adopting the new accounting standard is 101.7 billion yen. Additionally, in the current fiscal year ending March 31, 2001, due to the adoption of the new accounting standard, Sony's operating income, income before income taxes, and net income are expected to decrease by approximately 250 million dollars to 280 million dollars each. This decrease is solely related to adopting the new accounting standard.


Forecast of Consolidated Results

     Factors which may affect Sony's financial performance include the following: general market factors in major areas where Sony conducts its businesses such as general economic conditions and levels of consumer spending, foreign exchange fluctuations, taxation policies of individual countries, and trading tariffs as well as subjective and changing consumer preferences and changing demographics, penetration ratios of products, Sony's ability to continue to design, develop, manufacture, sell, and win acceptance of its products and services, procurement of key devices, high levels of research and development expenses and long-term investment for making high value-added and digital network products, and various costs including expenses for raw materials, personnel, and licenses.

     Regarding the forecast of consolidated results for the fiscal year ending March 31, 2001, due to the adoption of the new film accounting standards discussed above, net income for the fiscal year will decrease by 101.7 billion yen reflecting a one-time non-cash cumulative effect adjustment for a change in accounting principle. In addition to the one-time cumulative effect adjustment, in the fiscal year ending March 31, 2001, due to the adoption of the new accounting standard, operating income, income before income taxes, and net income are expected to decrease by approximately 250 million dollars to 280 million dollars each. As a result, Sony forecasts that sales are expected to increase, operating income and income before income taxes to decrease, and net income to decrease significantly, compared with the fiscal year ended March 31, 2000. This forecast assumes that the yen will continue to strengthen against the U.S. dollar and euro compared with the fiscal year ended March 31, 2000.

     The aforementioned consolidated forecast for the fiscal year ending March 31, 2001 includes the following factors. Research and development expenses for the fiscal year ending March 31, 2001 are expected to remain at a high level as in the fiscal year ended March 31, 2000. Major areas are semiconductors, communications, and displays. Capital expenditures for the fiscal year ending March 31, 2001 are expected to be approximately 475.0 billion yen, which is approximately 39.0 billion yen, or approximately 9%, higher than those in the previous year. This is principally because investments for semiconductors and new products production equipment in the Electronics business, for semiconductor production equipment in the Game business, and for DVD discs manufactured in the Music business are expected to increase. Regarding the breakdown of capital expenditures for the fiscal year ending March 31, 2001, the portion attributable to the Other business is expected to be the largest after the Electronics and Game businesses. This is principally because the Other business includes large amounts of purchases for leasing assets in the leasing and credit financing business. Depreciation and amortization (including amortization of deferred insurance acquisition costs) for the fiscal year ending March 31, 2001 is expected to be approximately 350.0 billion yen, which is approximately 44.0 billion yen, or approximately 14%, higher than that in the previous year. This is principally because investments for semiconductors and other products production equipment in the Electronics business and for semiconductor production equipment in the Game business are expected to increase.

     In the Electronics business, although a difficult environment, characterized by such factors as price competition, an increase in the number of competitors that have new technologies, and a loss of sales opportunities which may result from parts supply pressures, is expected to continue, Sony intends to increase sales by introducing high value-added products in the areas of digital equipment and electronic components where Sony believes it has advantages. Regarding profit performance, although high levels of research and development expenses aimed at developing new products and strengthening basic technologies such as semiconductors, telecommunications, and displays; increases in depreciation expenses for investments targeted at digital networks; increases in advertising expenses for further sales expansion; and increases in licensing expenses reflecting acquisition of indispensable technologies for expansion of product lineups in information and communication areas are expected to partially offset profit, profit is expected to increase due to sales expansion and continuing cost control efforts.

     In the Game business, although sales of PlayStation hardware and software, entering into their sixth year since their initial introduction, have decreased significantly, overall sales in the Game business are expected to increase due to the introduction of PlayStation 2 hardware and software, as well as the launch of PS one, a new-styled PlayStation console. However, regarding profit performance, while Sony anticipates future cost savings to result from capital expenditures for the production of semiconductors, such savings will not be significantly reflected in results for the current fiscal year. Also, research and development expenses relating to PlayStation 2 and increased depreciation from the aforementioned capital expenditures are expected to pressure profits in the current fiscal year, and thus a decrease in operating income is expected.

     In the Music business, the market environment is expected to continue to be relatively flat due to the saturation of the CD configuration in developed markets, ongoing effects of worldwide piracy, continued diversification in customers' preferences, and pricing pressures. In the U.S. based Music business, despite both sluggish sales in the U.S. and soft market conditions in a number of international territories where Sony expected recoveries and also the strengthening of the U.S. dollar against foreign currencies, Sony is seeking to improve results by making efforts to increase sales. Expenses associated with pursuing digital media initiatives are expected to affect profitability negatively. In the music business in Japan, cost reductions in such areas as advertising expenses are expected to improve profitability.

     In the Pictures business, in the motion pictures group, although revenue is expected to increase due to releases of certain event films during the fiscal year ending March 31, 2001, losses on films released in the first quarter are expected to impact negatively the fiscal year's profit performance. In the home video group, Sony intends to increase video sales by focusing on the DVD format. In the television group, a decrease in the number of continuing network television series is expected to adversely affect revenues during the fiscal year. Expenses relating to development of new interactive services that combine digital technology and film and television assets, and other strategic investments are also expected to affect profit negatively.

     In the Insurance business, although the life insurance business faces increasing competition due to deregulation and a continuation of the difficult environment for managing assets, Sony intends to expand the business through offering products suitable for customers' needs and further strengthening of its sales force. Start-up losses are expected in the non-life insurance business, which commenced operations in September 1999.

     In the Other business, losses are expected in such businesses as location-based entertainment businesses in Japan, the U.S., and Germany

     Amortization expenses (refer to Note 3 of Notes to Consolidated Financial Statements) in connection with the acquisitions of minority interests through exchanges of stock in January 2000 are expected to negatively affect profit for and after the fiscal year ending March 31, 2001.

     In the fiscal year ending March 31, 2001, the amount of gains on sales of investment securities and equity of subsidiaries is expected to increase compared with the previous year.

     In the fiscal year ending March 31, 2001, losses of certain affiliated companies are expected to decrease. In particular, equity losses from The Columbia House Company are expected to decrease from the previous year, which included the shortened amortization periods and the impairment of deferred advertising and certain other expenses (refer to Note 8 of Notes to Consolidated Financial Statements).


Dividend Policy

     In the coming broadband network era, Sony Corporation, as the Sony Group Headquarters, considers that it is important to return profit to each shareholder by maintaining future competitiveness and increasing corporate value. As for retained earnings, Sony Corporation plans to utilize them effectively to carry out research and development and investments that are indispensable for continuing future growth of the Sony group.

     Sony Corporation completed the split of its shares at the ratio of 2 shares for each share as of May 19, 2000. Pursuant to an approval at the ordinary general meeting of shareholders held on June 29, 2000, Sony paid a year-end cash dividend per share of Sony Corporation at the rate of 12.5 yen, resulting in an annual cash dividend per share of 25 yen, as adjusted for the stock split.

     Subject to Board of Directors and shareholder approval, the annual cash dividend per share for the fiscal year ending March 31, 2001 is expected to be 25 yen (12.5 yen for interim dividend).


The Year 2000 Issue

     After the transition period toward 2000, Sony gathered information through its customer service support centers and internal communication structure for Year 2000 related issues. Although some minor issues have been discovered in some internal information systems at the end of February 2000 relating to a leap year problem, Sony does not currently believe that any issues exist that will materially affect Sony's customers, operations, or consolidated financial results or condition.


COMPLIANCE WITH STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

Accounting by Producers or Distributors of Films:

     In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") issued Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films" and the FASB issued FAS 139, "Rescission of FASB Statement No.53 and Amendments to FASB Statement No. 63, 89, and 121" which rescinded FAS 53, "Financial Reporting by Producers and Distributors of Motion Picture Films." SOP 00-2 significantly changes the accounting rules applicable to all companies, including Sony, in the motion picture and television business. SOP 00-2 is applicable for fiscal years starting on or after December 16, 2000. Accordingly, Sony will be required to adopt the new accounting standard in its fiscal year starting April 1, 2001. However, as this is now considered a preferable basis of accounting for companies in the motion picture and television business, Sony has decided to adopt immediately the new accounting standard retroactive to the beginning of the fiscal year ending March 31, 2001.

     Under the new accounting standard, all exploitation costs, such as advertising expenses and marketing costs, for theatrical and television product will be expensed as incurred. Another significant change is that the costs for abandoned development projects now must be charged directly to expense. Additionally, all film costs will be classified in the balance sheet as a non-current asset. Other provisions in the new accounting standard, such as those relating to revenue recognition, are generally consistent with Sony's previous accounting policies.

     Under the previously applicable accounting rules, exploitation costs were deferred and amortized over the life of the film or television product as long as the future revenue streams benefited from these costs. Long-term film revenues, such as those resulting from sales of home videos and broadcasting of films on television, all benefited from advertising incurred during the film's initial distribution in movie theaters. Additionally, abandoned development costs were capitalized as production overhead and expensed over time. In connection with adopting the new accounting standard, the currently deferred portion of the above costs will be removed from Sony's balance sheet, as of the beginning of the fiscal year ending March 31, 2001, in a one-time non-cash accounting adjustment.

     The one-time non-cash cumulative adjustment for the change in accounting principle which Sony will record as a result of adopting the new accounting standard will be approximately 101,653 million yen and will appear in the income statement directly above the caption of "net income." This charge will have no impact on cash flow. Additionally, in the fiscal year ending March 31, 2001, due to the adoption of the new accounting standard, Sony's operating income, income before income taxes, and net income are expected to decrease by approximately 250 million dollars to 280 million dollars each.


Revenue Recognition:

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. Sony will adopt SAB No. 101 as required in the fourth quarter of the fiscal year ending March 31, 2001. Sony is now in the process of assessing the impact that such adoption may have on Sony's results of operations and financial position.


Derivative instruments and hedging activities:

     In June 1998, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires all derivatives to be recognized in the balance sheet as either assets or liabilities and measured at fair value. To implement this standard, all hedging relationships must be reassessed. In June 1999, the FASB issued FAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." The statement defers the effective date of FAS 133 for one year until fiscal year beginning after June 15, 2000. In June 2000, FASB issued FAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133." This standard addresses a limited number of issues causing implementation difficulties for numerous entities that apply FAS No. 133, and Amends FAS No. 133 for certain derivative instruments and certain hedging activities. Sony will adopt these standards as of April 1, 2001. Sony is now in the process of assessing the impact that these standards will have on Sony's results of operations and financial position.


Item 9A.  Quantitative and Qualitative Disclosures about Market Risk

     The financial instruments including financial assets and liabilities that Sony holds in the normal course of business are continuously exposed to fluctuations in markets, such as currency exchange rates, interest rates, and market prices of investments. In seeking to apply a consistent risk management strategy in order to manage potential adverse effects caused by market fluctuations in the cash flow value of these financial instruments, Sony hedges the market risk of these financial assets and liabilities by using derivative financial instruments which include foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements, and interest rate and currency swap agreements. Sony utilizes foreign exchange forward contracts and foreign currency option contracts primarily to fix the value of cash flow resulting from accounts receivable and payable and future transactions denominated in foreign currencies in relation to the core currencies (Japanese yen, U.S. dollars, and Euros) of Sony's major operating units. Interest rate swap agreements and interest rate and currency swap agreements are used to diversify funding methods and lower funding costs. Sony's basic policy is to use fixed interest rates when procuring funds for investments having a long-term recovery period and variable interest rates for funding requirements of a short-term nature, such as working capital. The above swaps are utilized to enable Sony to choose between fixed and variable interest rates depending on how the funds are to be used, as well as to hedge foreign exchange risks that result when assets denominated in one currency are funded by liabilities denominated in a different currency. Sony uses these derivative financial instruments solely for risk hedging purposes as described above, and no derivative transactions are held or used for trading purposes. In addition, bond option contracts are used as an integral part of short-term investing activities in order to fix the yields from bonds held by Sony Life within certain ranges. Among the market risks described above, no specific hedging activities are undertaken in respect of the price fluctuations of equity securities held by Sony as marketable securities (refer to Notes 2 and 12 of Notes to Consolidated Financial Statements).

Sony measures the effect of market fluctuations on the value of financial instruments and derivatives by using Value-at-Risk (herein referred to as "VaR") analysis. In order to comply with Item 9A disclosure requirements, Sony uses VaR analysis to measure the potential maximum amount of loss in fair value resulting from adverse market fluctuations, for a selected period of time and at a selected level of confidence. Sony uses the variance/co-variance model in calculation of VaR. The calculation includes financial instruments such as cash and cash equivalents, time deposits, marketable securities, non-lease short- and long-term borrowings and debt, investments and advances and derivatives, held by Sony. Sony calculated VaR for one day from the portfolio of financial instruments and derivatives as of June 30, 1999, September 30, 1999, December 31, 1999, and March 31, 2000, at a confidence level of 95%.

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


                                                                            (UNIT : BILLION YEN)
                                                      ------------------------------------------------------------------
                                                      JUNE 30,         SEPTEMBER 30,      DECEMBER 31,         MARCH 31,
                                                        1999               1999               1999                2000
                                                      --------         -------------      ------------         ---------
Net VaR                                                    3.6                  10.8               4.9               5.6
 VaR of currency exchange rate risk                        4.3                  11.6               6.2               6.8
 VaR of interest rate risk                                 6.6                   7.1               4.4               2.5
 VaR of stock price risk                                   0.6                   1.4               0.9               1.1


Item 10.  Directors and Officers of Registrant

     Set forth below are the names of Sony Corporation's Directors and Statutory Auditors as of June 30, 2000.

                                                                                 DIRECTOR OR
                                                                              STATUTORY AUDITOR
DIRECTORS                                                                           SINCE
---------                                                                     -----------------
Norio Ohga                  Board Chairman                                           1972
Nobuyuki Idei               Chairman and Chief Executive Officer (CEO),
                             Representative Director                                 1989

Kunitake Ando               President and Chief Operating Officer (COO),
                             Representative Director                                 2000

Teruhisa Tokunaka           Executive Deputy President
                             and Chief Financial Officer (CFO),
                              Representative Director                                1999

Minoru Morio                Vice Chairman,
                             Executive Representative, Technology                    1988

Tamotsu Iba                 Vice Chairman,
                             Finance and Insurance Business                          1992

Teruo Masaki                Corporate Senior Executive Vice President,
                             Legal Matters and Telecommunications Business           1999

Howard Stringer             Chairman and CEO
                             of Sony Corporation of America                          1999

Ken Kutaragi                President and CEO
                             of Sony Computer Entertainment Inc.                     2000

Peter G. Peterson           Chairman of The Blackstone Group
                             (outside Director)                                      1991

Kenichi Suematsu            Counsellor of The Sakura Bank, Limited
                             (outside Director)                                      1997

Iwao Nakatani               Director of Research, Sanwa Research Institute
                             and Consulting Corporation (outside Director)           1999

Standing Statutory Auditors
---------------------------
Akihisa Ohnishi                                                                      1993
Takashi Hayashi                                                                      1999
Takafumi Abe                                                                         2000

Statutory Auditor
-----------------
Kazuaki Morita                                                                       1995

     Set forth below are the names of Sony Corporation's other Executive Officers as of June 30, 2000.

                                                                                             EXECUTIVE OFFICER
EXECUTIVE OFFICERS                                                                                SINCE
------------------                                                                           -----------------
Executive Deputy President

 Junichi Kodera              Network Company President,
                              Communication System Solutions Network Company                        1999

Corporate Senior Executive Vice President

 Suehiro Nakamura            Network Company President,
                              Core Technology & Network Company                                     1997

 Kenichi Oyama               Corporate Human Resources,
                              Corporate General Affairs                                             1997

 Akiyoshi Kawashima          Area & Network Business Strategy                                       1997

 Masayoshi Morimoto          Public Relations and Investor Relations                                1997

 Shizuo Takashino            Network Company President,
                              Home Network Company                                                  1997

 Akira Kondoh                Deputy CFO                                                             2000

Corporate Executive Vice President

 Mario Tokoro                President,
                              Information & Network Technology Laboratories                         1997

 Katsumi Ihara               Network Company President,
                              Personal IT Network Company                                           1997

 Kenichiro Yonezawa          Corporate Legal & Intellectual Property                                1998

Corporate Senior Vice President

 Akira Kubota                President, Corporate IS Solutions                                      1997

Corporate Vice President

 Tetsujiro Kondo             President, A3 Research Center                                          1999


     All of the aforementioned Directors, excluding the outside Directors, hold their respective offices as Executive Officers in addition to Directors.

     All of the aforementioned persons, with the exception of Mr. Peter G. Peterson, Chairman of The Blackstone Group, Mr. Kenichi Suematsu, Counsellor of The Sakura Bank, Limited, Mr. Iwao Nakatani, Director of Research, Sanwa Research Institute and Consulting Corporation, and Mr. Kazuaki Morita, Chairman of Morita and Co., are engaged full-time in the affairs of Sony.

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

     From among the Directors, the Board of Directors shall elect one or more Representative Directors. Each of the Representative Directors has the statutory authority to represent Sony Corporation in the conduct of its affairs. The "Executive Officers" indicated here are the Corporate Executive Officers and the Group Executive Officer designated by the Board of Directors of Sony Corporation, who, together with certain members of the Board, comprise the Management Committee ("MC"), which formulates business strategies and makes managerial decisions for Sony under the supervision of the Board of Directors. In April 2000, Sony strengthened the top management team and reorganized its management body MC by newly establishing an "eMC" and an "Electronics MC." The "eMC" will set directions for business strategies of the entire group and business planning for network service businesses. The "Electronics MC" will carry out strategies for reinforcement and restructuring of the Electronics business, which is Sony's core business. Under the group management policy formulated by the board of directors, both MCs will closely cooperate and function as the highest executive body of the "eHQ."

     The Statutory Auditors of Sony Corporation are not required to be and are not certified public accountants. However, at least one of the Statutory Auditors should be a person who has not been a director, general manager or employee of Sony Corporation or any of its subsidiaries during the five-year period immediately prior to his election as a Statutory Auditor. The Statutory Auditors may not at the same time be Directors, managers or employees of Sony Corporation. Each Statutory Auditor has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration by the Directors of Sony Corporation's affairs. Statutory Auditors are entitled to participate in meetings of the Board of Directors but are not entitled to vote.

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


Item 11.  Compensation of Directors and Officers

(a) The aggregate amount of remuneration including bonuses paid by Sony during the fiscal year ended March 31, 2000 to all Directors, Statutory Auditors, and Executive Officers of Sony Corporation who served during the year, as a group (April to June 1999; 23 persons, July 1999 to March 2000; 24 persons), totaled 2,386 million yen. In addition, in connection with Sony's incentive compensation arrangements, the value of warrants which represent the right to subscribe for the share of Sony Corporation, granted to aforementioned Directors and Executive

     Officers as part of their remuneration during the year, totaled 574 million yen at the time of grant by Sony Corporation.

(b) The aggregate amount accrued for lump-sum severance indemnities by Sony during the fiscal year ended March 31, 2000 for all Directors, Statutory Auditors, and Executive Officers of Sony Corporation who served during the year, as a group, totaled 368 million yen (refer to Note 13 of Notes to Consolidated Financial Statements).


Item 12.  Options to Purchase Securities from Registrant or Subsidiaries

     As of July 31, 2000, the following warrants to purchase shares of Common Stock previously issued by Sony Corporation to certain Directors, Corporate Executive Officers, and Group Executive Officers as part of their remuneration were outstanding:


(a)  TOTAL AMOUNT OF SHARES                                TOTAL AMOUNT OF
         TO BE CALLED            TOTAL WARRANT VALUE     SHARES TO BE CALLED        PURCHASE PRICE
      FOR AT THE TIME OF          VALUE AT THE TIME         AS OF JULY 31,          PER SHARE AS OF
           GRANT*                     OF GRANT                  2000**              JULY 31, 2000***         EXERCISE PERIOD
     ----------------------      -------------------     -------------------        ----------------      --------------------
     284,819 shares, with a                               28,481 shares, with                                  October 1,
     total issue price of 2      200 million yen         a total issue price of          3,511 yen         1996 to August 15,
           billion yen                                      0.1 billion yen                                       2000

      296,912 shares, with                                315,914 shares, with                             November 2, 1998 to
     a total issue price of      315 million yen         a total issue price of          5,894 yen          October 12, 2001
        3.5 billion yen                                      1.9 billion yen

      319,310 shares, with                                575,397 shares, with                            September 1, 1999 to
     a total issue price of      640 million yen         a total issue price of          6,264 yen           August 16, 2004
         4 billion yen                                       3.6 billion yen

      279,076 shares, with                                558,152 shares, with                            September 1, 2000 to
     a total issue price of      686 million yen         a total issue price of          7,167 yen           August 22, 2005
         4 billion yen                                      4.0 billion yen

     * Number of shares is estimated by using purchase price at the time of grant and has not been adjusted for the two-for-one stock split that has become effective on May 19, 2000.
     ** Number of shares is estimated by using purchase price as of July 31, 2000 and has been adjusted for the two-for-one stock split.
     *** Purchase price per share as of July 31, 2000 is subject to anti-dilution adjustment and has been adjusted for the two-for-one stock split.

(b) The aggregate amount of Common Stock to be issued upon exercise of all such warrants held by Directors and Executive Officers as of June 30, 2000, as a group, was 876,272 shares with a total issue price of 5.8 billion yen.


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


                                    PART III


Item 15.  Defaults Upon Senior Securities

None


Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

None


                                     PART IV


Item 17.  Financial Statements

Not applicable


Item 18.  Financial Statements

Refer to Financial Statements.


Item 19.  Financial Statements and Exhibits

(a)  Financial Statements

     Refer to accompanying index to Consolidated Financial Statements.

(b)  Exhibits

     (1)  Articles of Incorporation, as amended (English translation)

     (2) Regulations of the Board of Directors, as amended (English translation)

     (3) The stock exchange agreement between Sony Corporation and Sony Music Entertainment (Japan) Inc. dated October 1, 1999 (not attached hereto -- refer to Form 6-K filed with SEC on November 9, 1999)

     (4)  Certificate of English translations

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      SONY CORPORATION
                                             -----------------------------------
                                                        (Registrant)




                                                    TERUHISA TOKUNAKA
                                            ------------------------------------
                                                         (Signature)

                                            Teruhisa Tokunaka
                                             Executive Deputy President
                                             and Chief Financial Officer


Date July 28, 2000

                                SONY CORPORATION
                          AND CONSOLIDATED SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2000

                                SONY CORPORATION
                          AND CONSOLIDATED SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                    Page
                                                                    ----
Report of independent accountants                                    F-2

Consolidated balance sheets at March 31, 1999 and 2000               F-3

Consolidated statements of income
for the years ended March 31, 1998, 1999 and 2000                    F-5

Consolidated statements of cash flows
for the years ended March 31, 1998, 1999 and 2000                    F-6

Consolidated statements of changes in stockholders' equity
for the years ended March 31, 1998, 1999 and 2000                    F-8

Notes to consolidated financial statements                           F-9

Financial statement schedule for the years ended
March 31, 1998, 1999 and 2000
II -- Valuation and qualifying accounts                             F-53

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

                     Report of Independent Accountants


To the Stockholders and Board of Directors of Sony Corporation (Sony Kabushiki Kaisha)


In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its consolidated subsidiaries at March 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers
----------------------
     (Signature)

PricewaterhouseCoopers
Tokyo, Japan

April 27, 2000, except for the stock split as described in Note 16 as to which the date is May 19, 2000

                                SONY CORPORATION
                         AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                   YEN IN MILLIONS
                                                                            ---------------------------
                                                                                      MARCH 31
                                                                            ---------------------------
                                                                              1999              2000
                                                                            ---------         ---------
Current assets:
 Cash and cash equivalents                                                    592,210           626,064
 Time deposits                                                                 24,304             6,138
 Marketable securities                                                        117,857           107,499
 Notes and accounts receivable, trade                                       1,135,598         1,156,065
 Allowance for doubtful accounts and sales returns                           (122,015)         (100,596)
 Inventories                                                                  877,898           859,174
 Deferred income taxes                                                        102,588           117,258
 Prepaid expenses and other current assets                                    340,953           363,038
                                                                            ---------         ---------
     Total current assets                                                   3,069,393         3,134,640
                                                                            ---------         ---------
Noncurrent inventories -- film                                                244,537           226,387
                                                                            ---------         ---------
Investments and advances:
 Affiliated companies                                                         116,786           114,670
 Securities investments and other                                             863,950           960,924
                                                                            ---------         ---------
                                                                              980,736         1,075,594
                                                                            ---------         ---------
Property, plant and equipment:
 Land                                                                         191,434           185,736
 Buildings                                                                    781,876           774,372
 Machinery and equipment                                                    1,952,276         1,955,015
 Construction in progress                                                      76,736            92,787
                                                                            ---------         ---------
                                                                            3,002,322         3,007,910
 Less -- Accumulated depreciation                                           1,752,571         1,752,340
                                                                            ---------         ---------
                                                                            1,249,751         1,255,570
                                                                            ---------         ---------
Other assets:
 Intangibles, net                                                             123,272           218,496
 Goodwill, net                                                                139,888           293,777
 Deferred insurance acquisition costs                                         199,868           239,981
 Other                                                                        291,608           362,752
                                                                            ---------         ---------
                                                                              754,636         1,115,006
                                                                            ---------         ---------
                                                                            6,299,053         6,807,197
                                                                            =========         =========

        The accompanying notes are an integral part of these statements.

                                SONY CORPORATION
                          AND CONSOLIDATED SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                                   YEN IN MILLIONS
                                                                             ---------------------------
                                                                                      MARCH 31
                                                                             ---------------------------
                                                                                1999              2000
                                                                             ---------         ---------
Current liabilities:
  Short-term borrowings                                                         40,877            56,426
  Current portion of long-term debt                                             87,825           158,509
  Notes and accounts payable, trade                                            722,690           811,031
  Accounts payable, other and accrued expenses                                 670,631           681,458
  Accrued income and other taxes                                               107,031            87,520
  Other                                                                        313,491           365,398
                                                                             ---------         ---------
             Total current liabilities                                       1,942,545         2,160,342
                                                                             ---------         ---------
Long-term liabilities:
  Long-term debt                                                             1,037,460           813,828
  Accrued pension and severance costs                                          129,115           129,604
  Deferred income taxes                                                        120,822           184,020
  Future insurance policy benefits and other                                   913,937         1,124,873
  Other                                                                        195,382           177,059
                                                                             ---------         ---------
                                                                             2,396,716         2,429,384
                                                                             ---------         ---------
Minority interest in consolidated subsidiaries                                 136,127            34,565
                                                                             ---------         ---------
Stockholders' equity:
  Common stock, 50 yen par value --
     Authorized:  1,350,000,000 shares
     Issued and outstanding: 1999 -- 410,439,111 shares                        416,373
                             2000 -- 453,639,163 shares                                          451,550
  Additional paid-in capital                                                   559,236           940,716
  Retained earnings                                                          1,123,591         1,223,761
  Accumulated other comprehensive income --
     Unrealized gains on securities                                             23,483            61,915
     Minimum pension liability adjustment                                       (8,999)           (3,678)
     Foreign currency translation adjustments                                 (284,380)         (483,553)
                                                                             ---------         ---------
                                                                              (269,896)         (425,316)
  Treasury stock, at cost
    (1999 -- 506,175 shares, 2000 -- 633,139 shares)                            (5,639)           (7,805)
                                                                             ---------         ---------
                                                                             1,823,665         2,182,906
                                                                             ---------         ---------
Commitments and contingent liabilities
                                                                             6,299,053         6,807,197
                                                                             =========         =========

        The accompanying notes are an integral part of these statements.

                                SONY CORPORATION
                          AND CONSOLIDATED SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                        YEN IN MILLIONS
                                                          -------------------------------------------
                                                                      YEAR ENDED MARCH 31
                                                          -------------------------------------------
                                                             1998             1999             2000
                                                          ---------        ---------        ---------
Sales and operating revenue:
 Net sales                                                6,424,805        6,415,418        6,238,401
 Insurance revenue                                          291,061          339,368          380,317
 Other operating revenue                                     45,138           49,396           67,943
                                                          ---------        ---------        ---------
                                                          6,761,004        6,804,182        6,686,661
                                                          ---------        ---------        ---------
Costs and expenses:
 Cost of sales                                            4,618,961        4,633,787        4,595,086
 Selling, general and administrative                      1,345,584        1,500,863        1,491,560
 Insurance expenses                                         270,735          321,320          359,388
                                                          ---------        ---------        ---------
                                                          6,235,280        6,455,970        6,446,034
                                                          ---------        ---------        ---------
Operating income                                            525,724          348,212          240,627
                                                          ---------        ---------        ---------
Other income:
 Interest and dividends                                      20,976           23,313           17,700
 Royalty income                                              16,197           19,720           21,704
 Foreign exchange gain, net                                  10,094            2,895           27,466
 Gain on securities contribution to employee
  retirement benefit trust                                       --           58,698               --
 Gain on sale of securities investments
  and other, net                                                739            7,645           28,099
 Other                                                       35,957           40,634           53,879
                                                          ---------        ---------        ---------
                                                             83,963          152,905          148,848
                                                          ---------        ---------        ---------
Other expenses:
 Interest                                                    62,524           48,275           42,030
 Loss on sale and disposal
  of property, plant and equipment                           15,698           13,359           19,117
 Other                                                       72,202           61,792           64,018
                                                          ---------        ---------        ---------
                                                            150,424          123,426          125,165
                                                          ---------        ---------        ---------
Income before income taxes                                  459,263          377,691          264,310
                                                          ---------        ---------        ---------
Income taxes:
 Current                                                    210,113          158,386          120,803
 Deferred                                                     4,755           18,587          (26,159)
                                                          ---------        ---------        ---------
                                                            214,868          176,973           94,644
                                                          ---------        ---------        ---------
Income before minority interest and
 equity in net losses of affiliated companies               244,395          200,718          169,666
Minority interest in consolidated subsidiaries               16,813           12,151           10,001
Equity in net losses of affiliated companies                  5,514            9,563           37,830
                                                          ---------        ---------        ---------
Net income                                                  222,068          179,004          121,835
                                                          =========        =========        =========

                                                                               YEN
                                                          -------------------------------------------
Per share data:
 Net income -- Basic                                          278.9            218.4            144.6
            -- Diluted                                        241.7            195.5            131.7
 Cash dividends                                                30.0             25.0             25.0

        The accompanying notes are an integral part of these statements.

                                 SONY CORPORATION
                          AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            YEN IN MILLIONS
                                                                                 --------------------------------------
                                                                                          YEAR ENDED MARCH 31
                                                                                 --------------------------------------
                                                                                   1998            1999           2000
                                                                                 --------         -------        -------
Cash flows from operating activities:
 Net income                                                                       222,068         179,004        121,835
 Adjustments to reconcile net income to net cash provided by operating activities --
  Depreciation and amortization, including amortization of deferred
   insurance acquisition costs                                                    301,665         307,173        306,505
  Accrual for pension and severance costs, less payments                           40,367          25,817         22,860
  Loss on sale and disposal of property, plant and equipment,net                   11,631          10,151         16,568
  Gain on securities contribution to employee retirement benefit trust                 --         (58,698)            --
  Deferred income taxes                                                             4,755          18,587        (26,159)
  Equity in net losses of affiliated companies, net of dividends                    6,588          14,580         38,699
  Changes in assets and liabilities:
   (Increase) decrease in notes and accounts receivable                          (113,050)         38,942       (132,566)
   (Increase) decrease in inventories                                             (96,138)         70,693        (35,498)
   Increase in film inventories                                                    (7,194)        (27,103)       (34,330)
   Increase (decrease) in notes and accounts payable                              109,785         (24,063)       110,207
   Decrease in accrued income and other taxes                                     (28,775)        (30,125)       (15,433)
   Increase in future insurance policy benefits and other                         134,707         199,967        210,936
   Increase in deferred insurance acquisition costs                               (39,553)        (57,417)       (62,821)
   Changes in other current assets and liabilities, net                            86,203          55,286         87,328
  Other                                                                           (20,709)        (59,527)       (28,668)
                                                                                 --------         -------       --------
    Net cash provided by operating activities                                     612,350         663,267        579,463
                                                                                 ========         =======       ========

                       (Continued on following page.)

        The accompanying notes are an integral part of these statements.

                                SONY CORPORATION
                          AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         YEN IN MILLIONS
                                                                             ---------------------------------------
                                                                                       YEAR ENDED MARCH 31
                                                                             ---------------------------------------
                                                                                1998            1999           2000
                                                                             --------        --------       --------
Cash flows from investing activities:
   Payments for purchases of fixed assets                                    (378,053)       (368,355)      (403,013)
   Proceeds from sales of fixed assets                                         22,413          28,783         29,077
   Payments for investments and advances
     by insurance business                                                   (398,779)       (651,226)      (178,866)
   Payments for investments and advances
     (other than insurance business)                                          (64,460)        (89,827)      (105,031)
   Proceeds from sales of investment securities and
    collections of advances by insurance business                             297,186         498,738         97,200
   Proceeds from sales of investment securities and
    collections of advances (other than insurance business)                    26,257          31,359         86,493
   Proceeds from merger of Loews Theatres
    exhibition business                                                             -          53,007              -
   Payments for purchases of marketable securities                            (95,163)       (121,483)       (70,053)
   Proceeds from sales of marketable securities                                46,730         171,868         78,370
   (Increase) decrease in time deposits                                       (54,831)         79,876         15,930
                                                                             --------        --------       --------
        Net cash used in investing activities                                (598,700)       (367,260)      (449,893)
                                                                             --------        --------       --------
Cash flows from financing activities:
   Proceeds from issuance of long-term debt                                   342,101          54,208         30,783
   Payments of long-term debt                                                (332,154)        (69,889)       (99,454)
   Increase (decrease) in short-term borrowings                                (2,345)        (71,601)        19,824
   Dividends paid                                                             (21,582)        (24,501)       (20,589)
   Other                                                                       (3,790)           (445)         1,361
                                                                             --------        --------       --------
        Net cash used in financing activities                                 (17,770)       (112,228)       (68,075)
                                                                             --------        --------       --------
Effect of exchange rate changes on cash and cash equivalents                   (1,112)        (14,855)       (27,641)
                                                                             --------        --------       --------
Net increase (decrease) in cash and cash equivalents                           (5,232)        168,924         33,854
Cash and cash equivalents at beginning of year                                428,518         423,286        592,210
                                                                             --------        --------       --------
Cash and cash equivalents at end of year                                      423,286         592,210        626,064
                                                                             ========        ========       ========
Supplemental data:
   Cash paid during the year for --
     Income taxes                                                             239,054         191,378        132,891
                                                                             ========        ========       ========
     Interest                                                                  64,102          49,096         43,668
                                                                             ========        ========       ========
   Non-cash investing and financing activities --
     Integration of three listed subsidiaries
      through exchange offerings
       Fair value of assets acquired                                               --              --        282,488
       Deferred tax liabilities thereon                                            --              --        (46,794)
       Minority interest eliminated                                                --              --        112,242
                                                                             --------        --------       --------
       Net                                                                         --              --        347,936
                                                                             ========        ========       ========

        The accompanying notes are an integral part of these statements.

                                SONY CORPORATION
                         AND CONSOLIDATED SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                      YEN IN MILLIONS
                                                          -------------------------------------------------------------------------
                                                                                                ACCUMULATED
                                                                      ADDITIONAL                   OTHER        TREASURY
                                                           COMMON       PAID-IN    RETAINED    COMPREHENSIVE   STOCK, AT
                                                            STOCK       CAPITAL    EARNINGS        INCOME        COST       TOTAL
                                                           -------    ----------   --------    -------------   ---------  ---------

Balance at March 31, 1997                                  332,037       474,033    767,301         (113,943)        (96) 1,459,332
Exercise of stock purchase warrants                            861           860                                              1,721
Conversion of convertible bonds                             73,298        73,214                                            146,512
Common stock warrants                                                        315                                                315
Comprehensive income:
   Net income                                                                       222,068                                 222,068
   Other comprehensive income, net of tax --
      Unrealized gains on securities:
       Unrealized holding gains arising during the period                                            (22,105)               (22,105)
      Minimum pension liability adjustment                                                            (5,714)                (5,714)
      Foreign currency translation adjustments                                                        40,496                 40,496
                                                                                                                          ---------
   Total comprehensive income                                                                                               234,745
                                                                                                                          ---------
Dividends declared                                                                  (24,286)                                (24,286)
Purchase of treasury stock                                                                                        (7,948)    (7,948)
Reissuance of treasury stock                                                                                       5,164      5,164
                                                           -------    ----------  ---------    -------------   ---------  ---------
Balance at March 31, 1998                                  406,196       548,422    965,083         (101,266)     (2,880) 1,815,555

Exercise of stock purchase warrants                             81            80                                                161
Conversion of convertible bonds                             10,096        10,094                                             20,190
Common stock warrants                                                        640                                                640
Comprehensive income:
   Net income                                                                       179,004                                 179,004
   Other comprehensive income, net of tax --
      Unrealized gains on securities:
       Unrealized holding gains arising during the period                                              9,009                  9,009
       Less: Reclassification adjustment for gains
             included in net income                                                                  (30,699)               (30,699)
      Minimum pension liability adjustment                                                            (3,285)                (3,285)
      Foreign currency translation adjustments                                                      (143,655)              (143,655)
                                                                                                                          ---------
   Total comprehensive income                                                                                                10,374
                                                                                                                          ---------

Dividends declared                                                                  (20,496)                                (20,496)
Purchase of treasury stock                                                                                        (4,084)    (4,084)
Reissuance of treasury stock                                                                                       1,325      1,325
                                                           -------    ----------  ---------    -------------   ---------  ---------
Balance at March 31, 1999                                  416,373       559,236  1,123,591         (269,896)     (5,639) 1,823,665

Exercise of stock purchase warrants                          1,025         1,025                                              2,050
Conversion of convertible bonds                             32,503        32,494                                             64,997
Stock issued under exchange offerings                        1,649       346,287                                            347,936
Common stock warrants                                                        686                                                686
Comprehensive income:
   Net income                                                                       121,835                                 121,835
   Other comprehensive income, net of tax --
      Unrealized gains on securities:
       Unrealized holding gains arising during the period                                             52,819                 52,819
       Less: Reclassification adjustment for gains
             included in net income                                                                  (14,387)               (14,387)
      Minimum pension liability adjustment                                                             5,321                  5,321
      Foreign currency translation adjustments                                                      (199,173)              (199,173)
                                                                                                                          ---------
   Total comprehensive income                                                                                               (33,585)
                                                                                                                          ---------

Dividends declared                                                                  (21,665)                                (21,665)
Purchase of treasury stock                                                                                        (8,697)    (8,697)
Reissuance of treasury stock                                                 988                                   6,531      7,519
                                                           -------    ----------  ---------    -------------   ---------  ---------
Balance at March 31, 2000                                  451,550       940,716  1,223,761        (425,316)      (7,805) 2,182,906
                                                           =======    ==========  =========    =============   =========  =========


        The accompanying notes are an integral part of these statements.

                                SONY CORPORATION
                          AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Nature of operations:

Sony Corporation and consolidated subsidiaries (hereinafter collectively referred to as "Sony") are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony's principal manufacturing facilities are located in Japan, the United States of America and Mexico, Europe, and Asia, and its products are marketed by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet throughout the world. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony is engaged in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. Sony is also engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video, and television. Further, Sony conducts insurance operations through a Japanese stock life insurance subsidiary and non-life insurance subsidiaries. In addition to the above, Sony is engaged in a financial business through leasing and credit financing operations, satellite distribution services including program supplying businesses in Japan, Internet-related businesses, development and operation of location-based entertainment complexes, and others.


2.  Summary of significant accounting policies:

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These adjustments were not recorded in the statutory books of account.

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


Significant accounting policies are as follows:


Basis of consolidation and accounting for investments in affiliated companies --

The consolidated financial statements include the accounts of Sony Corporation and those of its majority-owned subsidiary companies. All intercompany transactions and accounts are eliminated. Investments in which Sony has significant influence or ownership of more than 20% but less than or equal to 50% are accounted for under the equity method. Under the equity method, investments are stated at cost plus/minus Sony's equity in undistributed earnings/losses. Consolidated net income includes Sony's equity in current earnings/losses of such companies, after elimination of unrealized intercompany profits. Effective with the fiscal year ended March 31, 2000, equity in net earnings/losses of affiliated companies, which were previously included in sales and operating revenue, are shown separately below income before minority interest and equity in net losses of affiliated companies.

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

The excess of the cost over the underlying net equity of investments in subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

Translation of foreign currencies --

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


Revenue recognition --

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


Cash and cash equivalents --

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities --

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


Inventories --

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


Property, plant and equipment and depreciation --

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is principally computed on the declining-balance method for Sony Corporation and Japanese subsidiaries and on the straight-line method for foreign subsidiary companies at rates based on estimated useful lives of the assets, principally, ranging from 15 years up to 50 years for buildings and from 2 years up to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Intangibles and goodwill --

Intangibles, which mainly consist of artist contracts, music catalogs and trademarks, are being amortized on a straight-line basis principally over 16 years, 21 years and 20 years, respectively.

Goodwill recognized in acquisitions accounted for as purchases is being amortized on a straight-line basis principally over a 20 or 40-year period.

Sony evaluates the amortization period of intangibles and goodwill on an ongoing basis in light of changes in any business conditions, events or circumstances that may indicate potential impairment of those assets.


Deferred insurance acquisition costs --

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs are being amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves.


Future insurance policy benefits --

Future insurance policy benefits are computed based on actuarial assumptions.


Accounting for the impairment of long-lived assets --

Long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset. The fair value of goodwill is determined using a discounted cash flows analysis.

Goodwill not identified with assets that are subject to an impairment loss is evaluated by using discounted cash flow method.

Advertising cost --

Except for advertising costs for film product, insurance policies and direct-response advertising, Sony expenses the production costs of advertising the first time the advertising takes place. Advertising costs for film product are capitalized and amortized over the related revenue streams in each market that such costs are intended to benefit in accordance with Financial Accounting Standards Board ("FASB") Statement No. 53, "Financial Reporting by Producers and Distributors of Motion Picture Films." Advertising costs for acquiring new insurance policies are deferred and amortized as part of the insurance acquisition costs. Direct-response advertising costs are capitalized and amortized over its expected period of future benefits.


Income taxes --

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.


Derivative financial instruments --

Derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements, and interest rate and currency swap agreements, are used in Sony's risk management of foreign currency and interest rate risk exposures of its financial assets and liabilities.


     Foreign exchange forward contracts:

     Sony enters into foreign exchange forward contracts to limit exposure, affected by changes in foreign currency exchange rates, on accounts receivable and payable and cash flows generated from anticipated transactions denominated in foreign currencies. Foreign exchange forward contracts which are designated and effective as hedges of such currency exchange rate risk on existing assets and liabilities are marked to market and included as an offset to foreign exchange gains/losses recorded on the existing assets and liabilities. Such contracts on anticipated transactions, including contracts used to hedge intercompany foreign currency commitments, which do not qualify as firm commitments, are marked to market with changes in value recognized in foreign exchange gains/losses.

     Foreign currency option contracts:

     Sony enters into purchased foreign currency option contracts to limit exposure, affected by changes in foreign currency exchange rates, on cash flows generated from anticipated transactions denominated in foreign currencies. Sony also enters into written foreign currency option contracts, of which the majority are part of range forward contracts corresponding to the purchased foreign currency option contracts. In addition to the range forward contracts, Sony enters into written foreign currency option contracts to minimize its hedging costs. The carrying values of all foreign currency option contracts are marked to market with changes in value recognized in foreign exchange gains/losses.


     Interest rate swap agreements and interest rate and currency swap agreements:

     Sony enters into interest rate swap agreements or interest rate and currency swap agreements in order to lower funding costs, to diversify sources of funding and to limit Sony's exposure in relation to underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates. The related interest differentials paid or received under the interest rate swap agreements and under the interest rate and currency swap agreements are recognized over the terms of the agreements in interest expense. Currency swap portions of the interest rate and currency swap agreements which are designated and effective as hedges of exposure resulting from changes in foreign currency exchange rates on underlying debt denominated in foreign currency are marked to market and included as an offset to foreign exchange gains/losses on the underlying debt.

After an underlying hedged transaction is settled or ceases to exist, all changes in fair value of related derivatives which have not been settled are recognized in foreign exchange gains/losses.


Stock-based compensation --

In accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", stock-based compensation cost is recognized in income based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award.

Free distribution of common stock --

On occasion, Sony Corporation may make a free distribution of common stock which is accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account.

Under Japanese Commercial Code, a stock dividend can be effected by an appropriation of retained earnings to the common stock account by resolution of the General Shareholders' Meeting, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors' meeting.

Free distribution of common stock is recorded in the financial statements only when it becomes effective, except for the calculation and presentation of per share amounts.


Net income per share --

Basic net income per share ("EPS") is computed based on the average number of shares of common stock outstanding during each period and diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Basic and diluted EPS for the current and prior years are adjusted to reflect stock split that became effective subsequent to the date of the financial statements but before the issuance of the statements.


Common stock issue costs --

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.


Recent pronouncements --


Accounting by Producers or Distributors of Films:

In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") issued Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films" and the FASB issued FAS 139, "Rescission of FASB Statement No.53 and Amendments to FASB Statement No. 63, 89, and 121" which rescinded FAS 53, "Financial Reporting by Producers and Distributors of Motion Picture Films." SOP 00-2 significantly changes the accounting rules applicable to all companies, including Sony, in the motion picture and television business. SOP 00-2 is applicable for fiscal years starting on or after December 16, 2000.

Accordingly, Sony will be required to adopt the new accounting standard in its fiscal year starting April 1, 2001. However, as this is now considered a preferable basis of accounting for companies in the motion picture and television business, Sony has decided to adopt immediately the new accounting standard retroactive to the beginning of the fiscal year ending March 31, 2001.

Under the new accounting standard, all exploitation costs, such as advertising expenses and marketing costs, for theatrical and television product will be expensed as incurred. Another significant change is that the costs for abandoned development projects now must be charged directly to expense. Additionally, all film costs will be classified in the balance sheet as a non-current asset. Other provisions in the new accounting standard, such as those relating to revenue recognition, are generally consistent with Sony's previous accounting policies.

Under the previously applicable accounting rules, exploitation costs were deferred and amortized over the life of the film or television product as long as the future revenue streams benefited from these costs. Long-term film revenues, such as those resulting from sales of home videos and broadcasting of films on television, all benefited from advertising incurred during the film's initial distribution in movie theaters. Additionally, abandoned development costs were capitalized as production overhead and expensed over time. In connection with adopting the new accounting standard, the currently deferred portion of the above costs will be removed from Sony's balance sheet, as of the beginning of the fiscal year ending March 31, 2001, in a one-time non-cash accounting adjustment.

The one-time non-cash cumulative adjustment for the change in accounting principle which Sony will record as a result of adopting the new accounting standard will be approximately 101,653 million yen and will appear in the income statement directly above the caption of "net income." This charge will have no impact on cash flow. Additionally, in the fiscal year ending March 31, 2001, due to the adoption of the new accounting standard, Sony's operating income, income before income taxes, and net income are expected to decrease by approximately 250 million dollars to 280 million dollars each.


Revenue Recognition:

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. Sony will adopt SAB No. 101 as required in the fourth quarter of the fiscal year ending March 31, 2001. Sony is now in the process of assessing the impact that such adoption may have on Sony's results of operations and financial position.

Derivative instruments and hedging activities:

In June 1998, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires all derivatives to be recognized in the balance sheet as either assets or liabilities and measured at fair value. To implement this standard, all hedging relationships must be reassessed. In June 1999, the FASB issued FAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." The statement defers the effective date of FAS 133 for one year until fiscal year beginning after June 15, 2000. In June 2000, FASB issued FAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133." This standard addresses a limited number of issues causing implementation difficulties for numerous entities that apply FAS No. 133, and Amends FAS No. 133 for certain derivative instruments and certain hedging activities. Sony will adopt these standards as of April 1, 2001. Sony is now in the process of assessing the impact that these standards will have on Sony's results of operations and financial position.


Reclassifications --

Certain reclassifications of the financial statements for the years ended March 31, 1998 and 1999 have been made to conform to the presentation for the year ended March 31, 2000.


3.  Integration of three listed subsidiaries:

On January 5, 2000, Sony Corporation made three listed subsidiaries, Sony Music Entertainment (Japan) Inc. ("SMEJ"), Sony Chemicals Corporation ("SCC") and Sony Precision Technology Inc. ("SPT"), wholly owned subsidiary companies through exchange offer procedures. Prior to the exchange offer procedures, Sony Corporation owned 71.0%, 69.6% and 69.2% of common stock of SMEJ, SCC and SPT, respectively. SMEJ operates primarily in the recording business; SCC is engaged in manufacturing and sale of recording media, electrical parts and joint materials; and SPT is engaged in manufacturing and sale of precise measuring and recording machines and equipment. Sony Computer Entertainment Inc., which is owned by Sony Corporation and SMEJ, also became a wholly owned subsidiary company of Sony Corporation.

The share exchange ratios were one share of SMEJ, SCC and SPT for 0.835 shares,
0.565 shares and 0.203 shares of Sony Corporation, respectively. As a result, approximately 26,156 thousand, 5,606 thousand and 1,218 thousand shares of Sony Corporation's common stock were issued, respectively.

All of the exchanges were accounted for as purchases. The fair value of the acquired minority interests were determined based on the quoted market price of 10,550 yen per share of Sony Corporation for a few days before and after March 9, 1999 when the terms of the acquisition were agreed to and announced. The costs of the acquired minority interest were 276,169 million yen, 59,174 million yen and 12,868 million yen for SMEJ, SCC and SPT, respectively. The direct costs were included in the cost of acquisition. The excess of the purchase price of each subsidiary over the net assets acquired has been allocated to identifiable assets such as land and intangible assets (primarily the PlayStation trade name, PlayStation format, music distribution agreements and artist contracts), based upon the estimated fair value of such assets, and relevant deferred tax liabilities. The excess of the acquisition costs over the sum of the amounts assigned to identifiable assets less liabilities assumed is recognized as goodwill. Goodwill on this transaction is being amortized on a straight-line basis over a 20-year period.

Prior to the exchange those three subsidiaries were consolidated subsidiaries, and Sony's consolidated financial statements include operating results of those subsidiaries for the full year. After the date of the exchange, minority interest income or losses relating to these subsidiaries were no longer recognized in Sony's consolidated financial statements. The following unaudited consolidated pro forma information shows the results of Sony's consolidated operations for the years ended March 31, 1999 and 2000 as though the exchanges were made as of the beginning of each year presented.


                                                     UNAUDITED
                                             ---------------------------
                                                  YEN IN MILLIONS
                                             ---------------------------
                                                 YEAR ENDED MARCH 31
                                             ---------------------------
                                               1999              2000
                                             ---------         ---------
Net sales (No change)                        6,415,418         6,238,401
                                             =========         =========
Net income                                     174,870           123,183
                                             =========         =========

                                                         Yen
                                             ---------------------------
Net income per common share:
 Basic                                           197.5             138.1
                                             =========         =========
 Diluted                                         178.4             126.5
                                             =========         =========

The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the exchanges been consummated at the beginning of the respective years, or of results that may occur in the future. The pro forma net income per common share for the years ended March 31, 1999 and 2000 reflects the two-for-one stock split that has become effective on May 19, 2000.


4. Reconciliation of the differences between basic and diluted net income per share ("EPS"):

Basic and diluted EPS as well as the number of shares in the following table are restated for all periods to reflect the two-for-one stock split that has become effective on May 19, 2000. Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 1998, 1999 and 2000 is as follows:

                                                    YEN IN            THOUSANDS OF
                                                   MILLIONS              SHARES            YEN
                                                  ----------         --------------       -----
                                                                        WEIGHTED-
                                                  NET INCOME         AVERAGE SHARES        EPS
                                                  ----------         --------------       -----
For the year ended March 31, 1998:
 Basic EPS --
  Net income available to common stockholders        222,068                796,363       278.9
                                                  ----------         --------------       -----
 Effect of Dilutive Securities --
  Warrants                                                                      101
  Convertible bonds                                    2,271                131,779
                                                  ----------         --------------       -----
 Diluted EPS --
  Net income for computation                         224,339                928,243       241.7
                                                  ==========         ==============       =====
For the year ended March 31, 1999:
 Basic EPS --
  Net income available to common stockholders        179,004                819,506       218.4
                                                  ----------         --------------       -----
 Effect of Dilutive Securities --
  Warrants                                                                       60
  Convertible bonds                                    2,361                108,095
                                                  ----------         --------------       -----
 Diluted EPS --
  Net income for computation                         181,365                927,661       195.5
                                                  ==========         ==============       =====
For the year ended March 31, 2000:
 Basic EPS --
  Net income available to common stockholders        121,835                842,679       144.6
                                                  ----------         --------------       -----
 Effect of Dilutive Securities --
  Warrants                                                                      500
  Convertible bonds                                    2,537                101,174
                                                  ----------         --------------
 Diluted EPS --
  Net income for computation                         124,372                944,353       131.7
                                                  ==========         ==============       =====

5.  Accumulated amortization of intangibles and goodwill:

Accumulated amortization of intangibles and goodwill amounted to 211,248 million yen and 202,750 million yen at March 31, 1999 and 2000, respectively.


6.  Proceeds from merger of Loews Theatres exhibition business:

During the quarter ended June 30, 1998, Sony merged its Loews Theatres exhibition business with Cineplex Odeon Corporation to create Loews Cineplex Entertainment Corporation ("Loews"). Subsequent to the merger, Loews completed a public offering of its common stock.

After these transactions, Sony's ownership in Loews is 39.5%. As a result of these transactions, Sony no longer consolidates the results of Loews; Loews' results are now reported on an equity basis. In connection with the Loews merger and the subsequent public offering, Sony received proceeds of 53,007 million yen and recorded a gain of 5,181 million yen, which is reflected in gain on sale of securities investments and other on the consolidated statement of income for the year ended March 31, 1999.


7.  Inventories:

Inventories comprise the following:

                                                                        YEN IN MILLIONS
                                                                       -----------------
                                                                            MARCH 31
                                                                       -----------------
                                                                         1999     2000
                                                                       -------   -------
Current:
 Finished products                                                     525,548   461,675
 Work in process                                                       101,754   106,749
 Raw materials, purchased components
  and supplies                                                         133,629   165,866
 Film -- released                                                      110,740   113,333
      -- in process                                                      6,227    11,551
                                                                       -------   -------
                                                                       877,898   859,174
                                                                       =======   =======
Noncurrent:
 Film -- released                                                      159,877   137,920
      -- in process                                                     84,660    88,467
                                                                       -------   -------
                                                                       244,537   226,387
                                                                       =======   =======

8.  Investments in and transactions with affiliated companies:

Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of more than 20% but less than or equal to 50% under the equity method. Such investments include but are not limited to Sony's interest in The Columbia House Company (50%), BE-ST Bellevuestrasse Development GmbH & Co. First Real Estate KG, Berlin (50%) and ST Liquid Crystal Display Corporation (50%).

Summarized combined financial information that is based on information provided by equity investees is shown below:

                                                                      YEN IN MILLIONS
                                                                  ------------------------
                                                                         MARCH 31
                                                                  ------------------------
                                                                   1999             2000
                                                                  -------          -------
Current assets                                                    271,796          217,419
Property, plant and equipment                                     222,346          263,895
Other assets                                                      162,648          207,338
                                                                  -------          -------
     Total assets                                                 656,790          688,652
                                                                  =======          =======
Current liabilities                                               247,672          288,838
Long-term liabilities                                             200,250          228,938
Stockholders' equity                                              208,868          170,876
                                                                  -------          -------
     Total liabilities and stockholders' equity                   656,790          688,652
                                                                  =======          =======
Number of companies at end of year                                     65               81

                                                               YEN IN MILLIONS
                                                 -----------------------------------------
                                                             YEAR ENDED MARCH 31
                                                 -----------------------------------------
                                                   1998            1999             2000
                                                 -------          -------          -------
Net sales                                        369,443          459,168          503,186
Gross profit                                     109,716          146,678          135,828
Net income/(loss)                                 (8,728)         (36,862)         (89,207)

During the year ended March 31, 2000, additional costs relating to shortened amortization periods and an impairment of deferred direct-response advertising and member acquisition expenses in The Columbia House Company and devaluation of real estate for sale in BE-ST Bellevuestrasse Development GmbH & Co. First Real Estate KG, Berlin, which develops and operates commercial-and other-use facility, negatively affected the equity in net losses of affiliated companies by approximately 7,632 million yen and 5,154 million yen, respectively.

An affiliated company accounted for by the equity method with carrying amounts of 30,684 million yen and 24,958 million yen at March 31, 1999 and 2000, respectively, was quoted on an established market at an aggregate value of 27,719 million yen and 8,584 million yen, respectively.

Account balances and transactions with affiliated companies are presented below:


                                               YEN IN MILLIONS
                                           -----------------------
                                                   MARCH 31
                                           -----------------------
                                             1999             2000
                                           ------           ------
Accounts receivable, trade                 14,744           14,453
                                           ======           ======
Accounts payable, trade                       132            1,085
                                           ======           ======

                                                         YEN IN MILLIONS
                                           ----------------------------------------
                                                       YEAR ENDED MARCH 31
                                           ----------------------------------------
                                             1998             1999             2000
                                           ------           ------           ------
Sales                                      27,419           25,885           32,045
                                           ======           ======           ======
Purchases                                   3,199            1,932            5,301
                                           ======           ======           ======

Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 1998, 1999 and 2000 were 1,074 million yen, 5,017 million yen and 869 million yen, respectively.


9.  Marketable securities and securities investments and other:

Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities are as follows:

                                                                YEN IN MILLIONS
                        ---------------------------------------------------------------------------------------------------
                                              MARCH 31, 1999                                     MARCH 31, 2000
                        ----------------------------------------------------------  ---------------------------------------
                                      GROSS        GROSS                                GROSS         GROSS
                                    UNREALIZED   UNREALIZED                           UNREALIZED    UNREALIZED
                         COST         GAINS        LOSSES     FAIR VALUE    COST         GAINS        LOSSES     FAIR VALUE
                        -------     ----------   ----------   ----------   -------    ----------    ----------   ----------
Available-for-sale
 Debt securities        746,005         36,632       12,187      770,450   739,563        40,646         7,268      772,941
 Equity securities       57,712         13,774        3,156       68,330    55,321        66,905         2,594      119,632
                        -------         ------       ------      -------   -------        ------         -----      -------
     Total              803,717         50,406       15,343      838,780   794,884       107,551         9,862      892,573
                        =======         ======       ======      =======   =======       =======         =====      =======

At March 31, 2000, debt securities mainly consist of Japanese government and municipal bonds and corporate debt securities due within 1 to 15 years.

Proceeds from sales of available-for-sale securities were 359,815 million yen, 621,045 million yen and 231,419 million yen for the years ended March 31, 1998, 1999 and 2000, respectively. On those sales, gross realized gains computed on the average cost basis were 18,028 million yen, 9,475 million yen and 21,572 million yen and gross realized losses were 13,793 million yen, 3,554 million yen and 4,376 million yen, respectively.

In December 1998, Sony Corporation contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an employee retirement benefit trust, with no cash proceeds thereon. The fair value of these securities at the time of contribution was 81,413 million yen. Upon contribution of these available-for-sale securities, the net unrealized gain was realized and was disclosed as "gain on securities contribution to employee retirement benefit trust" on the consolidated statement of income. Since the unrealized gain, net of tax, had already been recorded as accumulated other comprehensive income, the contribution itself did not impact the amount of comprehensive income.

Marketable securities and securities investments and other as of March 31, 1999 and 2000 include short-term investments in money market funds and long-term advances to third parties of 101,618 million yen and 136,854 million yen, respectively.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of nonpublic companies. The aggregate carrying amounts of the investments in nonpublic companies were 41,203 million yen and 38,826 million yen at March 31, 1999 and 2000, respectively. The corresponding fair values at those dates were not computed as such estimation was not readily determinable.

The net change in unrealized gain or loss on trading securities that has been included in earnings during the years ended March 31, 1998, 1999 and 2000 was insignificant.

10.  Short-term borrowings and long-term debt:

Short-term borrowings comprise the following:

                                                                                  YEN IN MILLIONS
                                                                             ------------------------
                                                                                     MARCH 31
                                                                             ------------------------
                                                                              1999              2000
                                                                             ------            ------
Loans, principally from banks, with weighted-average
 interest rates of 2.34% and 3.72% per annum at
 March 31, 1999 and 2000, respectively                                       40,877            54,566
Commercial paper of a consolidated subsidiary in India with
 interest of 10.5% per annum                                                     --             1,860
                                                                             ------            ------
                                                                             40,877            56,426
                                                                             ======            ======

Long-term debt comprises the following:

                                                                                                    YEN IN MILLIONS
                                                                                             --------------------------
                                                                                                       MARCH 31
                                                                                             --------------------------
                                                                                               1999              2000
                                                                                             ---------          -------
Unsecured loans, representing obligations principally to banks:
 Due 1999 to 2017 with interest ranging from 1.0% to 6.25% per annum                            60,385
 Due 2000 to 2018 with interest ranging from 1.0% to 6.39% per annum                                             58,193
Secured loans, representing obligations principally to banks:
 Due 1999 to 2005 with interest ranging from 5.10% to 10.13% per annum                          29,501
 Due 2000 to 2009 with interest ranging from 5.10% to 6.25% per annum                                            24,833
Medium-term notes of consolidated subsidiaries:
 Due 1999 to 2006 with interest ranging from 2.87% to 8.04% per annum                          172,698
 Due 2000 to 2006 with interest ranging from 3.21% to 7.55% per annum                                           123,625
Unsecured 2.0% convertible bonds due 2000, convertible currently at 2,080.0 yen for
 one common share, redeemable before due date                                                      330               53
Unsecured 0.15% convertible bonds due 2001, convertible currently at 3,259.5 yen for
 one common share, redeemable before due date                                                   89,762           34,114
Unsecured 1.5% convertible bonds due 2002, convertible currently at 2,194.0 yen for
 one common share, redeemable before due date                                                      700              338
Unsecured 1.4% convertible bonds due 2003, convertible currently at 2,707.8 yen for
 one common share, redeemable before due date                                                   13,627            9,380
Unsecured 1.4% convertible bonds due 2005, convertible currently at 3,995.5 yen for
 one common share, redeemable before due date                                                  297,586          293,120
Unsecured 0.1% bonds, due 1999 with detachable warrants                                          1,000               --
Unsecured 0.1% bonds, due 2000 with detachable warrants                                          2,000            2,000
Unsecured 0.1% bonds, due 2001 with detachable warrants                                          3,500            3,500
Unsecured 0.03% bonds, due 2004 with detachable warrants,
 net of unamortized discount                                                                     3,671            3,733
Unsecured 0.1% bonds, due 2005 with detachable warrants,
 net of unamortized discount                                                                        --            3,696
Unsecured 6.875% bonds due 2000, net of unamortized premium                                     50,066               --
Unsecured 4.4% bonds due 2001                                                                   80,000           80,000
Unsecured 6.125% U.S. dollar notes due 2003, net of unamortized discount                       193,104          193,186
Unsecured 2.55% notes of a consolidated subsidiary, due 2000                                     5,000            5,000
Unsecured 5.01% yen/U.S. dollar dual currency notes of a consolidated subsidiary,
 due 2000                                                                                       23,356           20,465
Unsecured 2.0% bonds of a consolidated subsidiary, due 2001                                     15,000           15,000
Unsecured 1.35% bonds of a consolidated subsidiary, due 2001                                    15,000           15,000
Unsecured 2.5% bonds of a consolidated subsidiary, due 2003                                     15,000           15,000
Unsecured 2.0% bonds of a consolidated subsidiary, due 2005                                     15,000           15,000
Unsecured fixed coupon U.S. dollar notes linked to the Yen/U.S. dollar
 rate of a consolidated subsidiary, due 2001                                                       784              690
Secured 3.8% bonds of a consolidated subsidiary, due 2001,
 redeemable before due date                                                                      3,000            3,000
Long-term capital lease obligations:
 Due 1999 to 2009 with interest ranging from 1.18% to 11.67% per annum                          21,568
 Due 2000 to 2013 with interest ranging from 1.20% to 11.67% per annum                                           35,808
Guarantee deposits received                                                                     13,647           17,603
                                                                                             ---------          -------
                                                                                             1,125,285          972,337
Less -- Portion due within one year                                                             87,825          158,509
                                                                                             ---------          -------
                                                                                             1,037,460          813,828
                                                                                             =========          =======

A summary of the exercise rights of the detachable warrants as of March 31, 2000 is as follows:

                                                    EXERCISE
                                                      PRICE
                                                    --------     NUMBER OF SHARES
   ISSUED ON             EXERCISABLE DURING            YEN          PER WARRANT             STATUS OF EXERCISE
----------------      ------------------------      --------   --------------------     ---------------------------
August 16, 1996       October 1, 1996 through          3,511   569 shares of common     950 warrants exercised;
                       August 15, 2000                          stock of Sony            50 warrants outstanding
                                                                Corporation

October 13, 1997      November 2, 1998                 5,894   339 shares of common     701 warrants exercised;
                       through October 12, 2001                 stock of Sony            1,049 warrants outstanding
                                                                Corporation

August 17, 1998       September 1, 1999                6,264   319 shares of common     152 warrants exercised;
                       through August 16, 2004                  stock of Sony            1,848 warrants outstanding
                                                                Corporation

August 23, 1999       September 1, 2000                7,167   279 shares of common     2,000 warrants outstanding
                       through August 22, 2005                  stock of Sony
                                                                Corporation

The conversion prices, exercise prices and the number of shares in the proceeding tables are restated for all periods to reflect the two-for-one stock split that has become effective on May 19, 2000.

On March 4, 1998, Sony Corporation issued unsecured 1.5 billion U.S. dollar Notes due 2003 with an interest rate of 6.125%. By entering into several interest rate and currency swap agreements and interest rate swap agreements, Sony has effectively converted the cash stream for these Notes into yen with fixed interest rates of 1.287% to 1.515% per annum for 150,000 million yen principled amount and LIBOR plus 0.06997% per annum for 43,425 million yen principled amount as of March 31, 1999 and thereafter.

At March 31, 2000, property, plant and equipment with a book value of 4,060 million yen was mortgaged as collateral for loans and bonds issued by consolidated subsidiaries.

Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

YEAR ENDING MARCH 31                YEN IN MILLIONS
--------------------                ---------------
                2001                        158,509
                2002                        163,001
                2003                        226,288
                2004                         39,581
                2005                        309,938

At March 31, 2000, Sony had unused committed lines of credit amounting to 346,070 million yen and can borrow up to generally 90 days from the bank with whom Sony has committed line contracts. Furthermore, Sony had Commercial Paper Programs, size of which was 1,064,910 million yen. At March 31, 2000, the total outstanding balance of commercial paper was 1,860 million yen. In the United States of America, Sony set up a 95,535 million yen accounts receivable financing facility to enhance its short-term financing capacity. Under those programs and the facility, Sony can issue commercial papers and sell receivables for the period not in excess of generally 270 days up to the size of the programs and the facility. In addition, for non-current financing purposes, Sony had Medium Term Notes programs, size of which was 636,900 million yen. At
March 31, 2000, the total outstanding balance of Medium Term Notes was 123,625 million yen.

The basic agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantors will be furnished upon the banks' request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.


11.  Insurance-related operations:

Sony's stock life and non-life insurance subsidiaries in Japan maintain accounting records as described in Note 2 in accordance with the accounting principles and practices prescribed by the Japanese Ministry of Finance (the "MOF"), which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs are charged to income when incurred in Japan whereas in the United States of America those costs are deferred and amortized generally over the premium-paying period of the insurance policies, and that future policy benefits calculated locally under the authorization of the MOF are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect such items in accordance with U.S. GAAP.

The amounts of statutory net equity of the subsidiaries as of March 31, 1999 and 2000 were 40,626 million yen and 49,791 million yen, respectively.

Deferred insurance acquisition costs --

Insurance acquisition costs, such as commission expenses, medical examination and inspection report fees, advertising costs, etc., that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs are amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. Amortization charged to income for the years ended March 31, 1998, 1999 and 2000 amounted to 21,838 million yen, 20,669 million yen and 22,708 million yen, respectively.


Future insurance policy benefits --

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 2.25% to 5.5%, generally graded down after 10 to 20 years. Mortality, morbidity and withdrawal assumptions for all policies are based on either the life insurance subsidiary's own experience or various actuarial tables.

At March 31, 1999 and 2000, future insurance policy benefits amounted to 865,814 million yen and 1,070,303 million yen, respectively.


12.  Financial instruments:

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


Cash and cash equivalents and time deposits --

In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value.


Short-term borrowings and long-term debt --

The fair values of short-term borrowings and total long-term debt, including the current portion, were estimated based on either the market value or the discounted amounts of future cash flows using Sony's current incremental borrowing rates for similar liabilities.


Derivative financial instruments --

Sony utilizes foreign exchange forward contracts and foreign currency option contracts primarily to fix the cash flow value resulting from accounts receivable and payable and future transactions denominated in foreign currencies in relation to the core currencies (Japanese yen, U.S. dollars and euros) of Sony's major operating units.

Foreign exchange forward contracts, the majority of which mature within three months, are used to hedge this risk which is substantially associated with accounts receivable and payable and anticipated transactions denominated in foreign currencies. The contracted amounts outstanding at March 31, 1999 and 2000 were 718,474 million yen and 822,644 million yen, respectively. The fair values of these contracts were estimated based on market quotations.

Sony has entered into purchased foreign currency option contracts in the notional principal amounts of 414,896 million yen and 495,949 million yen at March 31, 1999 and 2000, respectively. The majority of these contracts expire within three months of the balance sheet dates. Sony has also entered into written foreign currency option contracts in the notional principal amounts of 344,890 million yen and 574,656 million yen at March 31, 1999 and 2000, respectively. The majority of these contracts are part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts described above. The fair values of such foreign currency options were estimated based on market quotations.

Sony has entered into interest rate swap agreements and interest rate and currency swap agreements which mature from 2000 to 2010 to reduce its exposure resulting from adverse fluctuations in interest rates or foreign currency exchange rates on underlying debt instruments. At March 31, 1999 and 2000, the aggregate notional principal amounts of the interest rate swap agreements were 210,085 million yen and 225,801 million yen, respectively, and those of the interest rate and currency swap agreements were 390,734 million yen and 362,437 million yen, respectively. The fair values of such agreements were estimated based on the discounted amounts of net future cash flows.

Sony's stock life insurance subsidiary has entered into written government bond futures option contracts as an integral part of short-term investing activities in order to secure the yields of bond investments on hand. All of these contracts expire within two months of the balance sheet date and their notional principal amounts were 108,700 million yen and 102,580 million yen at March 31, 1999 and 2000, respectively. For accounting purposes, those transactions do not qualify for hedge accounting. Accordingly, those written bond futures option contracts were marked to market. The fair values of such written bond futures option contracts were estimated based on market quotations. The average fair value and the net gain/loss from those written bond futures option contracts during the years ended March 31, 1998, 1999 and 2000 were insignificant.

The estimated fair values of Sony's financial instruments, both on and off the balance sheets excluding notes and accounts receivable, trade and notes and accounts payable, trade that are carried at amounts which approximate fair value and excluding debt and equity securities disclosed in Note 9, are summarized as follows:

                                                                          YEN IN MILLIONS
                                                    --------------------------------------------------------------
                                                                              MARCH 31
                                                    --------------------------------------------------------------
                                                                1999                               2000
                                                    ---------------------------         --------------------------
                                                     CARRYING         ESTIMATED         CARRYING         ESTIMATED
                                                      AMOUNT         FAIR VALUE          AMOUNT         FAIR VALUE
                                                    ----------       ----------         --------        ----------
Cash and cash equivalents                              592,210          592,210          626,064           626,064
Time deposits                                           24,304           24,304            6,138             6,138
Short-term borrowings                                  (40,877)         (40,877)         (56,426)          (56,426)
Long-term debt including the current portion        (1,125,285)      (1,351,358)        (972,337)       (1,893,521)
Forward exchange contracts                                (516)          (4,423)             986             2,479
Currency option contracts purchased                      3,252            3,252            7,422             7,422
Currency option contracts written                       (4,226)          (4,226)          (2,892)           (2,892)
Interest rate swap agreements                             (549)          (1,025)            (253)             (457)
Interest rate and currency swap agreements                  --          (21,470)               --          (32,362)
Bond futures option contracts written                     (436)            (436)            (179)             (179)

13.  Pension and severance plans:

Upon terminating employment, employees of Sony Corporation and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. For employees voluntarily retiring, under normal circumstances, minimum payment is an amount based on current rates of pay and lengths of service. In calculating the minimum payment for employees involuntarily retiring, including employees retiring due to meeting mandatory retirement age requirements, Sony may grant additional benefits. With respect to directors' and statutory auditors' resignations, lump-sum severance indemnities are calculated using a similar formula and are normally paid subject to the approval of Sony's stockholders.

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

The components of net pension and severance costs for the years ended March 31, 1998, 1999 and 2000 were as follows:


Japanese plans:

                                                                      YEN IN MILLIONS
                                                          ---------------------------------------
                                                                    YEAR ENDED MARCH 31
                                                          ---------------------------------------
                                                            1998            1999           2000
                                                          -------         -------        --------
Service cost                                               35,318          41,743          46,306
Interest cost                                              13,303          14,020          14,898
Expected return on plan assets                             (7,978)         (9,618)        (11,236)
Amortization of net transition asset                         (375)           (375)           (375)
Recognized actuarial loss                                   6,369           8,032           5,733
Amortization of prior service cost                          1,178           1,234           1,335
                                                           ------          ------         -------
Net periodic benefit cost                                  47,815          55,036          56,661
                                                           ======          ======         =======


Foreign plans:

                                                                      YEN IN MILLIONS
                                                           --------------------------------------
                                                                     YEAR ENDED MARCH 31
                                                           --------------------------------------
                                                            1998            1999            2000
                                                           ------          ------          ------
Service cost                                               15,625          15,842          17,836
Interest cost                                               4,911           5,333           6,095
Expected return on plan assets                             (3,900)         (4,475)         (4,989)
Amortization of net transition asset                         (122)           (122)           (108)
Recognized actuarial (gain) loss                              308             342             (46)
Amortization of prior service cost                            (70)           (274)           (142)
                                                           ------          ------          ------
Net periodic benefit cost                                  16,752          16,646          18,646
                                                           ======          ======          ======

The changes in benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheets were as follows:


                                                                   JAPANESE PLANS                   FOREIGN PLANS
                                                              ------------------------          ---------------------
                                                                                 YEN IN MILLIONS
                                                              -------------------------------------------------------
                                                                                     MARCH 31
                                                              -------------------------------------------------------
                                                                1999            2000            1999           2000
                                                              --------        --------        --------       --------
Change in benefit obligation:
 Benefit obligation at beginning of year                       476,068         562,861          85,159         92,970
 Service cost                                                   41,743          46,306          15,842         17,836
 Interest cost                                                  14,020          14,898           5,333          6,095
 Plan participants' contributions                                4,273           4,806             176            821
 Amendments                                                         --          (7,665)         (1,079)           161
 Actuarial loss                                                 45,933         122,021           8,060         11,564
 Foreign currency exchange rate changes                             --              --          (9,322)       (13,861)
 Benefits paid                                                 (19,176)        (13,424)        (11,199)       (11,594)
                                                              --------        --------        --------       --------
 Benefit obligation at end of year                             562,861         729,803          92,970        103,992
                                                              --------        --------        --------       --------
Change in plan assets:
 Fair value of plan assets at beginning of year                236,966         369,321          54,597         60,297
 Actual return on plan assets                                   27,845         109,355           7,005         18,748
 Foreign currency exchange rate changes                             --              --          (6,223)        (8,332)
 Employer contribution                                         106,738          30,721           8,274         12,302
 Plan participants' contributions                                4,273           4,806             176            821
 Benefits paid                                                  (6,501)         (6,260)         (3,532)        (4,994)
                                                              --------        --------        --------       --------
 Fair value of plan assets at end of year                      369,321         507,943          60,297         78,842
                                                              --------        --------        --------       --------
Funded status                                                  193,540         221,860          32,673         25,150
Unrecognized actuarial loss                                   (102,739)       (121,184)         (8,983)          (811)
Unrecognized net transition asset                                2,354           1,979             263            210
Unrecognized prior service cost                                (12,805)         (3,805)          2,847          2,110
                                                              --------        --------        --------       --------
Net amount recognized                                           80,350          98,850          26,800         26,659
                                                              --------        --------        --------       --------

Amounts recognized in the consolidated balance sheet
 consist of:
 Accrued pension and severance costs, including
  current portion                                              106,343         106,022          26,800         26,659
 Intangibles                                                   (10,451)           (820)             --             --
 Accumulated other comprehensive income                        (15,542)         (6,352)             --             --
                                                              --------        --------        --------       --------
 Net amount recognized                                          80,350          98,850          26,800         26,659
                                                              ========        ========        ========       ========

Assumptions used as of March 31, 1998, 1999 and 2000 were as follows:


Japanese plans:

                                                                       MARCH 31
                                                       ---------------------------------------
                                                       1998              1999             2000
                                                       ----              ----             ----
Discount rate                                           3.0%              2.7%             2.7%
Expected return on plan assets                          4.0%              4.0%             4.0%
Rate of compensation increase                           3.0%              3.0%             3.0%



Foreign plans:

                                                                    MARCH 31
                                                   ------------------------------------------
                                                    1998              1999             2000
                                                   -------           -------          -------
Discount rate                                      6.5-8.0%          4.4-7.3%         4.5-7.5%
Expected return on plan assets                     6.5-9.8%          6.9-9.8%         6.5-9.1%
Rate of compensation increase                      2.5-4.9%          2.8-4.8%         2.0-4.8%

As required under FAS 87 "Employers' Accounting for Pensions", the assumptions are reviewed in accordance with changes in circumstances. Amounts arising from actuarial loss for the years ended March 31, 1999 and 2000 were primarily due to changes in the discount rate and to the change in the method of calculating the benefit obligation to adjust for the backloading of the benefits as well as to a review of certain assumptions, respectively.

Under FAS 87, Sony has recorded a pension liability to cover the amount of the projected benefit obligation in excess of plan assets, considering unrealized items and the minimum pension liability. The minimum pension liability which Sony has recognized on substantially all of the Japanese plans at March 31, 1999 and on substantially all of the Japanese subsidiaries' plans at March 31, 2000 represents the excess of accumulated benefit obligation over plan assets and accrued pension and severance costs already recognized before recording the minimum pension liability. A corresponding amount was recognized as an intangible asset to the extent of unrecognized prior service cost, and the balance was recorded as a component of accumulated other comprehensive income, net of tax. The accumulated benefit obligation of the Japanese plans was 461,815 million yen as of March 31, 1999. As of March 31, 2000, the accumulated benefit obligation and fair value of plan assets of the plans for which Sony has recognized the minimum pension liability were 232,624 million yen and 140,147 million yen, respectively.

As discussed in Note 9, in December 1998, Sony Corporation contributed certain marketable equity securities to an employee retirement benefit trust. The securities held in this trust are qualified as plan assets under U.S. GAAP.

14.  Restructuring charges:

Sony discontinued its engineering, sales, and marketing operations for the cellular phone business in North America by September 30, 1999 and focused its effort on the research and development of next-generation telecommunications technology. As a result, Sony recorded a one-time expense totaling 9,646 million yen in the year ended March 31, 2000. This charge consisted of facility closing costs of 7,420 million yen, machinery and equipment write-downs of 1,802 million yen and personnel related costs of 424 million yen.


15.  Income taxes:

Income before income taxes and income tax expense comprise the following:

                                                                                YEN IN MILLIONS
                                                                   ------------------------------------------
                                                                              YEAR ENDED MARCH 31
                                                                   ------------------------------------------
                                                                    1998             1999              2000
                                                                   -------          -------           -------
Income before income taxes:
 Sony Corporation and subsidiaries in Japan                        298,657          203,944            70,892
 Foreign subsidiaries                                              160,606          173,747           193,418
                                                                   -------          -------           -------
                                                                   459,263          377,691           264,310
                                                                   =======          =======           =======
Income taxes -- Current:
 Sony Corporation and subsidiaries in Japan                        145,890           85,970            59,239
 Foreign subsidiaries                                               64,223           72,416            61,564
                                                                   -------          -------           -------
                                                                   210,113          158,386           120,803
                                                                   =======          =======           =======
Income taxes -- Deferred:
 Sony Corporation and subsidiaries in Japan                          7,221           16,433           (17,977)
 Foreign subsidiaries                                               (2,466)           2,154            (8,182)
                                                                   -------          -------           -------
                                                                     4,755           18,587           (26,159)
                                                                   =======          =======           =======

Sony is subject to a number of different income taxes. Due to changes in Japanese income tax regulations, the statutory rate was reduced from 51% to 48% effective April 1, 1998 and was further reduced from 48% to 42% effective April 1, 1999. The respective newly enacted rates were used in calculating the future expected tax effects of temporary differences as of March 31, 1998 and 1999. The effect of the change in the tax rate on the balance of deferred tax assets and liabilities was insignificant as of March 31, 1998 and reduced the net deferred tax liability and income tax expense by approximately 13,400 million yen as of March 31, 1999.

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:


                                                                      YEAR ENDED MARCH 31
                                                           ---------------------------------------
                                                             1998            1999           2000
                                                           --------        --------       --------
Statutory tax rate                                             51.0%           48.0%          42.0%

Increase (reduction) in taxes resulting from:
   Income tax credit                                           (2.4)           (1.3)          (1.3)
   Valuation allowance recognized on current losses of
     subsidiaries                                               1.9             5.4            2.8
   Decrease in deferred tax liabilities on
     undistributed earnings of foreign subsidiaries            (2.7)           (2.8)          (5.6)
   Changes in Japanese income tax rates                        (0.8)           (3.5)            --
   Other                                                       (0.2)            1.1           (2.1)
                                                           --------        --------       --------
Effective income tax rate                                      46.8%           46.9%          35.8%
                                                           ========        ========       ========


The significant components of deferred tax assets and liabilities are as follows:


                                                                                    YEN IN MILLIONS
                                                                             ---------------------------
                                                                                       MARCH 31
                                                                             ---------------------------
                                                                               1999               2000
                                                                             --------           --------

Deferred tax assets:
 Operating loss carryforwards for tax purposes                                 70,120             63,761
 Accrued pension and severance costs                                           61,123             63,490
 Warranty reserve and accrued expenses                                         57,085             61,049
 Inventory -- intercompany profits and write-down                              39,469             45,293
 Future insurance policy benefits                                              37,393             40,774
 Accrued bonus                                                                 17,565             19,912
 Other                                                                         90,309             95,261
                                                                             --------           --------
      Gross deferred tax assets                                               373,064            389,540
      Less:  Valuation allowance                                             (122,656)          (112,191)
                                                                             --------           --------
      Total deferred tax assets                                               250,408            277,349
                                                                             --------           --------

Deferred tax liabilities:
 Insurance acquisition costs                                                  (72,352)           (86,873)
 Undistributed earnings of foreign subsidiaries                               (55,106)           (60,518)
 Intangible assets acquired through exchange offerings                             --            (45,872)
 Unrealized gains on securities                                               (11,243)           (35,437)
 Gain on securities contribution to employee retirement benefit trust         (24,712)           (23,097)
 Other                                                                        (71,123)           (55,778)
                                                                             --------           --------
      Gross deferred tax liabilities                                         (234,536)          (307,575)
                                                                             --------           --------
      Net deferred tax assets (liabilities)                                    15,872            (30,226)
                                                                             ========           ========

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the year ended March 31, 1998 was an increase of 3,650 million yen, and for the years ended March 31, 1999 and 2000 were decreases of 3,252 million yen and 10,465 million yen, respectively. During the year ended March 31, 2000, approximately 17,700 million yen of tax benefits have been realized through utilization of operating loss carryforwards.

Net deferred tax assets (liabilities) are included in the consolidated balance sheets as follows:


                                                                        YEN IN MILLIONS
                                                                  -------------------------
                                                                            MARCH 31
                                                                  -------------------------
                                                                    1999             2000
                                                                  --------         --------
Current assets -- Deferred income taxes                            102,588          117,258
Other assets -- Other                                               39,483           42,852
Current liabilities -- Other                                        (5,377)          (6,316)
Long-term liabilities -- Deferred income taxes                    (120,822)        (184,020)
                                                                  --------         --------
Net deferred tax assets (liabilities)                               15,872          (30,226)
                                                                  ========         ========

At March 31, 2000, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling 408,061 million yen, and on the gain of 61,544 million yen on a subsidiary's sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2000 for such temporary differences amounted to 92,268 million yen.

Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 2000 amounted to approximately 181,200 million yen and are available as an offset against future taxable income of such subsidiaries. These carryforwards, except for approximated 37,100 million yen with no expiration period, expire at various dates primarily up to 12 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period are changed.

16.  Stockholders' equity:

Changes in the number of shares issued and outstanding during the years ended March 31, 1998, 1999 and 2000 have resulted from the following:


                                                           NUMBER OF SHARES
                                                           ----------------
Balance at March 31, 1997                                       384,185,043
Exercise of stock purchase warrants                                 264,562
Conversion of convertible bonds                                  22,745,666
                                                           ----------------
Balance at March 31, 1998                                       407,195,271
Exercise of stock purchase warrants                                  26,774
Conversion of convertible bonds                                   3,217,066
                                                           ----------------
Balance at March 31, 1999                                       410,439,111
Exercise of stock purchase warrants                                 192,162
Conversion of convertible bonds                                  10,028,119
Stock issued under exchange offerings                            32,979,771
                                                           ----------------
Balance at March 31, 2000                                       453,639,163
                                                           ================

At March 31, 2000, 44,502,906 shares of common stock would be issued upon conversion or exercise of all convertible debentures and warrants outstanding.

On May 19, 2000, Sony Corporation completed a two-for-one stock split. The number of shares issued was 453,639,163 shares. There was no increase in the common stock account because the new shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code. The above share information does not reflect the increase derived from this stock split.

On November 20, 1991, Sony Corporation made a free share distribution of 33,908,621 shares in ratios of one share for each ten shares held for which no accounting entry was required in Japan. Had the distribution been accounted for in the manner adopted by companies in the United States of America, 201,078 million yen would have been transferred from retained earnings to the appropriate capital accounts. This has been the only free distribution of common stock where no accounting entry was required in Japan.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Japanese Commercial Code by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

The amounts of statutory retained earnings of Sony Corporation available for the payments of dividends to stockholders as of March 31, 1999 and 2000 were 610,133 million yen and 617,403 million yen, respectively. The appropriation of retained earnings for the year ended March 31, 2000, which have been incorporated in the accompanying consolidated financial statements, will be proposed for approval at the Ordinary General Meeting of Shareholders to be held on June 29, 2000 and will be recorded in the statutory books of account, in accordance with the Japanese Commercial Code, after stockholders' approval. The above statutory amounts available for dividends include cash dividends for the six-month periods ended March 31, 1999 and 2000, respectively, which have been incorporated in the accompanying consolidated financial statements.

Retained earnings include Sony's equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 20,159 million yen and 7,699 million yen at March 31, 1999 and 2000, respectively.

The Ordinary General Meeting of Shareholders held on June 27, 1997 authorized Sony Corporation, pursuant to the Japanese regulations, to acquire and retire up to a total not exceeding 30 million outstanding shares of its common stock with its profit, on and after June 28, 1997, whenever deemed necessary by the Board of Directors in view of general economic conditions, Sony's business performance and financial condition and other factors. Subsequently, the Ordinary General Meeting of Shareholders held on June 29, 2000 increased the maximum number of shares to 90 million shares on and after June 30, 2000. At March 31, 2000, no common stock had been acquired under this authorization.

The Ordinary General Meeting of Shareholders held on June 26, 1998 approved that
(a) in addition to the shares discussed in the preceding paragraph, on and after June 27, 1998, Sony Corporation may, by a resolution of the Board of Directors, acquire and retire up to a total not exceeding 30 million outstanding shares of its common stock with its additional paid-in capital at prices in total not exceeding 400 billion yen and (b) Sony Corporation may grant share subscription rights to directors and/or employees pursuant to the Japanese regulations. At March 31, 2000, no common stock had been acquired nor had any share subscription rights been granted under this approval.

Other comprehensive income for the year ended March 31, 1998, 1999 and 2000, was as follows:


                                                                                YEN IN MILLIONS
                                                                 -------------------------------------------
                                                                 PRE-TAX             TAX           NET-OF-TAX
                                                                  AMOUNT           EXPENSE           AMOUNT
                                                                 --------          --------        ----------
For the year ended March 31, 1998:
 Unrealized gains on securities --
  Unrealized holding gains arising during
   the period                                                     (56,704)           34,599           (22,105)
 Minimum pension liability adjustment                             (10,925)            5,211            (5,714)
 Foreign currency translation adjustments                          35,985             4,511            40,496
                                                                 --------          --------        ----------
     Other comprehensive income                                   (31,644)           44,321            12,677
                                                                 ========          ========        ==========

For the year ended March 31, 1999:
 Unrealized gains on securities --
  Unrealized holding gains arising during the period                7,484             1,525             9,009
  Less: Reclassification adjustment
          for gains included in net income                        (58,698)           27,999           (30,699)
 Minimum pension liability adjustment                              (4,617)            1,332            (3,285)
 Foreign currency translation adjustments                        (151,971)            8,316          (143,655)
                                                                 --------          --------        ----------
      Other comprehensive income                                 (207,802)           39,172          (168,630)
                                                                 ========          ========        ==========

For the year ended March 31, 2000:
 Unrealized gains on securities --
  Unrealized holding gains arising during
   the period                                                      79,822           (27,003)           52,819
  Less: Reclassification adjustment
          for gains included in net income                        (17,196)            2,809           (14,387)
 Minimum pension liability adjustment                               9,190            (3,869)            5,321
 Foreign currency translation adjustments                        (202,596)            3,423          (199,173)
                                                                 --------          --------        ----------
     Other comprehensive income                                  (130,780)          (24,640)         (155,420)
                                                                 ========          ========        ==========


17.  Stock-based compensation plans:

The number of shares and the exercise prices in the following information are adjusted for all periods to reflect the two-for-one stock split that has become effective on May 19, 2000.

Sony has two types of stock-based compensation plans as incentive plans for directors and selected employees. One plan uses bonds with detachable warrants which are described in Note 10 ("Warrant plan") and the other plan grants stock appreciation rights ("SARs") to selected employees ("SAR plan").

Warrant plan --

Upon issuance of unsecured bonds with detachable warrants, Sony Corporation has purchased all of the detachable warrants and distributed them to the directors and selected employees of Sony Corporation. By exercising a warrant, directors and selected employees can purchase the common stock of Sony Corporation, the number of which is calculated as 2 million yen divided by the strike price. The warrants generally vest ratably over a period of three years, and are generally exercisable up to six years from the date of grant.

Presented below is a summary of the warrant plan activity for the years shown:


                                                                 YEAR ENDED MARCH 31
                             ---------------------------------------------------------------------------------------------
                                        1998                             1999                            2000
                             ----------------------------     ----------------------------    ----------------------------
                                             WEIGHTED-                        WEIGHTED-                       WEIGHTED-
                             NUMBER OF        AVERAGE         NUMBER OF        AVERAGE         NUMBER OF       AVERAGE
                              SHARES       EXERCISE PRICE       SHARES      EXERCISE PRICE      SHARES      EXERCISE PRICE
                             ---------     --------------     ---------     --------------     ---------    --------------
                                                YEN                              YEN                             YEN
                                           --------------                   --------------                  --------------
Outstanding at beginning
 of year                       708,471              3,283       773,078              5,306     1,357,568             5,846
Granted                        593,250              5,894       638,000              6,264       558,000             7,167
Exercised                     (528,643)             3,254       (53,510)             3,025      (383,995)            5,333
                             ---------                        ---------                        ---------
Outstanding at end
 of year                       773,078              5,306     1,357,568              5,846     1,531,573             6,456
                             =========                        =========                        =========

Exercisable at end
 of year                       179,828              3,366       719,568              5,476       541,966             5,877
                             =========                        =========                        =========


A summary of warrants outstanding and exercisable at March 31, 2000 is as follows:


                                            OUTSTANDING                                       EXERCISABLE
                             ------------------------------------------------       ------------------------------
                                              WEIGHTED-          WEIGHTED-                             WEIGHTED-
                             NUMBER OF        AVERAGE             AVERAGE            NUMBER OF          AVERAGE
EXERCISE PRICE RANGE          SHARES       EXERCISE PRICE      REMAINING LIFE         SHARES         EXERCISE PRICE
--------------------         ---------     --------------      --------------        ---------       --------------
       YEN                                      YEN                YEARS                                   YEN
--------------------                       --------------      --------------                        --------------
3,511 - 5,000                   28,450              3,511                0.42           28,450                3,511
5,001 - 7,167                1,503,123              6,511                4.12          513,516                6,008
                             ---------                                               ---------
3,511 - 7,167                1,531,573              6,456                4.05          541,966                5,877
                             =========                                               =========


As the exercise prices were determined based on the prevailing market price shortly before the date of grant, the compensation expense for warrant plan was not significant for the years ended March 31, 1998, 1999 and 2000, respectively.

In accordance with FAS 123 "Accounting for Stock-Based Compensation", Sony has elected to account for stock-based compensation under the provisions of APB 25. Had compensation for Sony's warrant plan been recognized based on the fair value on the grant date under the methodology prescribed by FAS 123, Sony's net income and net income per share ("EPS") for the years ended March 31, 1998, 1999 and 2000 would have been impacted as shown in the following table:

                                           YEN IN MILLIONS
                               --------------------------------------
                                         YEAR ENDED MARCH 31
                               --------------------------------------
                                 1998           1999           2000
                               --------       --------       --------

Net income:
 As reported                    222,068        179,004        121,835
 Pro forma                      221,885        178,505        121,191

                                                YEN
                               --------------------------------------

Basic EPS:
 As reported                      278.9          218.4          144.6
 Pro forma                        278.6          217.8          143.8
Diluted EPS:
 As reported                      241.7          195.5          131.7
 Pro forma                        241.5          195.0          131.0

The weighted-average fair value per share at the date of grant for warrants granted during the years ended March 31, 1998, 1999 and 2000 was 1,009 yen, 896 yen and 1,398 yen, respectively. The fair value of warrants granted on the date of grant, which is amortized to expense over the vesting period in determining the pro forma impact, is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:


                                             YEAR ENDED MARCH 31
                                  ----------------------------------------
                                    1998            1999            2000
                                  --------        --------        --------

Risk-free interest rate               1.15%           0.80%           0.60%
Expected lives                        2.78 years      2.78 years      2.78 years
Expected volatility                  28.35%          24.42%          33.12%
Expected dividend                     0.46%           0.46%           0.40%

SAR plan --

Sony adopted separate SAR plans in Japan, Europe and the United States of America for selected employees. Under the terms of these plans, employees on exercise receive cash equal to the amount that the market price of Sony Corporation's common stock exceeds the strike price of the SARs. The SARs generally vest ratably over a period of three years, and are generally exercisable up to six years from the date of grant. Sony holds treasury stock for the SAR plan in Japan to minimize cash flow exposure associated with the SARs. In addition, Sony uses various strategies to minimize the compensation expense associated with certain SAR plans in the United States of America and Europe.

The status of the SAR plans is summarized as follows:


                                                         YEAR ENDED MARCH 31
                         ------------------------------------------------------------------------------------------
                                    1998                            1999                          2000
                         ---------------------------    ---------------------------     ---------------------------
                                         WEIGHTED-                        WEIGHTED-                     WEIGHTED-
                                          AVERAGE                         AVERAGE                        AVERAGE
                            NUMBER       EXERCISE           NUMBER        EXERCISE         NUMBER        EXERCISE
                            OF SARs        PRICE            OF SARs        PRICE           OF SARs        PRICE
                         ------------   ------------     ------------   ------------    ------------   ------------
                                             YEN                             YEN                           YEN
                                        ------------                    ------------                   ------------
Outstanding at beginning
 of year                           --             --          484,400          6,106       2,190,750          5,426
Granted                       484,400          6,106        1,725,850          5,234       2,306,610          5,896
Exercised                          --             --               --             --        (439,736)         5,308
Expired or forfeited               --             --          (19,500)         5,275         (11,134)         5,502
                         ------------                    ------------                   ------------
Outstanding at end
 of year                      484,400          6,106        2,190,750          5,426       4,046,490          5,443
                         ============                    ============                   ============
Exercisable at end
 of year                           --             --               --             --         745,496          5,711
                         ============                    ============                   ============

A summary of SARs outstanding and exercisable at March 31, 2000 is as follows:



                                                  OUTSTANDING                         EXERCISABLE
                                      ---------------------------------     ------------------------------

                                         WEIGHTED-          WEIGHTED-                          WEIGHTED-
                                          AVERAGE            AVERAGE                            AVERAGE
EXERCISE PRICE        NUMBER OF          EXERCISE           REMAINING        NUMBER OF         EXERCISE
    RANGE               SARs              PRICE              LIFE              SARs             PRICE
--------------      ------------      --------------     --------------     ------------    --------------
     YEN                                    YEN               YEARS                               YEN
--------------                        --------------     --------------                     --------------
3,194 - 5,000            952,330               4,432               4.25           80,964             4,601
5,001 - 7,500          3,086,360               5,736               4.94          664,532             5,846
7,501 - 13,250             7,800              12,865               5.83               --                --
                    ------------                                            ------------
3,194 - 13,250         4,046,490               5,443               4.78          745,496             5,711
                    ============                                            ============

In accordance with APB 25 and its related interpretations, SAR compensation expense is recognized over the vesting period as the excess of the quoted market price of Sony Corporation's common stock over the SARs strike price, which is consistent with the accounting treatment prescribed for SAR plans in FAS 123. For the years ended March 31, 1998, 1999 and 2000, Sony recognized 0 million yen, 886 million yen and 19,174 million yen of SAR compensation expense, respectively.


18.  Research and development expenses and advertising costs:


Research and development expenses --

Research and development expenses charged to cost of sales for the years ended March 31, 1998, 1999 and 2000 were 318,044 million yen, 375,314 million yen and 394,479 million yen, respectively.


Advertising costs --

Advertising costs included in selling, general and administrative expenses for the years ended March 31, 1998, 1999 and 2000 were 268,985 million yen, 315,310 million yen and 293,303 million yen, respectively.


19.  Leased assets:

Sony leases certain plant facilities, office space, warehouses, employees' residential facilities and other assets.

An analysis of leased assets under capital leases is as follows:


                                                     YEN IN MILLIONS
                                               --------------------------
                                                        MARCH 31
                                               --------------------------
     CLASS OF PROPERTY                          1999                2000
-----------------------------                  -------            -------
Land                                             2,277              1,799
Buildings                                       19,616             15,713
Machinery and equipment                          8,581             28,059
Accumulated amortization                       (11,730)           (19,981)
                                               -------            -------
                                                18,744             25,590
                                               =======            =======

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2000:


                                                                   YEN IN
                                                                  MILLIONS
                                                                  --------
Year ending March 31:
  2001                                                              10,222
  2002                                                               8,857
  2003                                                               7,490
  2004                                                               4,721
  2005                                                               2,947
  Later years                                                        8,243
                                                                  --------
Total minimum lease payments                                        42,480
Less -- Amount representing interest                                 6,672
                                                                  --------
Present value of net minimum lease payments                         35,808
Less -- Current obligations                                          9,420
                                                                  --------
Long-term capital lease obligations                                 26,388
                                                                  ========

Minimum lease payments have not been reduced by minimum sublease income of 7,693 million yen due in the future under noncancelable subleases.

Rental expenses under operating leases for the years ended March 31, 1998, 1999 and 2000 were 87,564 million yen, 98,925 million yen and 91,340 million yen, respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2000 are as follows:

                                                                   YEN IN
                                                                   MILLIONS
                                                                   --------
Year ending March 31:
  2001                                                               40,351
  2002                                                               34,392
  2003                                                               29,847
  2004                                                               23,259
  2005                                                               19,508
  Later years                                                       107,647
                                                                    -------
Total minimum future rentals                                        255,004
                                                                    =======

20.  Commitments and contingent liabilities:

Commitments outstanding at March 31, 2000 for the purchase of property, plant and equipment and other assets approximated 24,600 million yen.

Contingent liabilities for guarantees given in the ordinary course of business and for employee loans amounted to 93,310 million yen at March 31, 2000.

Certain subsidiaries in the music business have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly through March 31, 2004. As of March 31, 2000, these subsidiaries were committed to make payments under such long-term contracts of 49,110 million yen.

Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both Sony and its legal counsel, management of Sony believes that damages from such lawsuits, if any, would not have a material effect on Sony's consolidated financial statements.


21.  Business segment information:

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

The Electronics segment designs, develops, manufactures and distributes audiovisual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation game consoles and related software mainly in Japan, the United States of America and Europe, and licenses to third party software developers. The Music segment is mainly engaged worldwide in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the United States of America, and markets, distributes and broadcasts in the worldwide market. The Insurance segment represents insurance-related underwriting business, primarily individual life insurance and non-life insurance businesses in the Japanese market. The

Other segment consists of various operating activities, primarily including leasing and credit financing businesses in Japan, a business focused on parts trading services within the Sony group, advertising agents in Japan, satellite distribution services including program supplying businesses in Japan, Internet-related businesses in the United States of America, and development and operation of location-based entertainment complexes in the United States of America and Germany. Sony's products and services are generally unique to a single operating segment.


Business segments --

Sales and operating revenue:


                                                            YEN IN MILLIONS
                                               -------------------------------------------
                                                          YEAR ENDED MARCH 31
                                               -------------------------------------------
                                                  1998             1999             2000
                                               ---------        ---------        ---------
Sales and operating revenue:
 Electronics --
  Customers                                    4,380,084        4,356,254        4,395,906
  Intersegment                                   312,764          313,448          323,719
                                               ---------        ---------        ---------
    Total                                      4,692,848        4,669,702        4,719,625

 Game --
  Customers                                      699,574          760,071          630,662
  Intersegment                                    22,977           23,751           24,074
                                               ---------        ---------        ---------
    Total                                        722,551          783,822          654,736

  Music --
   Customers                                     658,381          717,297          665,047
   Intersegment                                   34,307           41,394           41,837
                                               ---------        ---------        ---------
    Total                                        692,688          758,691          706,884

 Pictures --
  Customers                                      644,183          545,693          492,093
  Intersegment                                       450               59                4
                                               ---------        ---------        ---------
    Total                                        644,633          545,752          492,097

 Insurance --
  Customers                                      291,061          339,368          380,317
  Intersegment                                         7                1                2
                                               ---------        ---------        ---------
    Total                                        291,068          339,369          380,319

 Other --
  Customers                                       87,721           85,499          122,636
  Intersegment                                   163,841          206,137          241,485
                                               ---------        ---------        ---------
    Total                                        251,562          291,636          364,121

 Elimination                                    (534,346)        (584,790)        (631,121)
                                               ---------        ---------        ---------
Consolidated total                             6,761,004        6,804,182        6,686,661
                                               =========        =========        =========


Electronics intersegment amounts primarily consist of transactions with the Game business. Other intersegment amounts primarily consist of transactions with the Electronics business.

Segment profit or loss:


                                                             YEN IN MILLIONS
                                                 -----------------------------------------
                                                            YEAR ENDED MARCH 31
                                                 -----------------------------------------
                                                  1998             1999             2000
                                                --------         --------         --------
Operating income (loss):
 Electronics                                     317,276          131,106          118,629
 Game                                            116,936          136,500           77,352
 Music                                            52,058           36,566           28,357
 Pictures                                         37,013           42,954           38,616
 Insurance                                        20,326           18,048           20,929
 Other                                            (6,959)          (4,538)         (12,945)
                                                --------         --------         --------
    Total                                        536,650          360,636          270,938
 Elimination                                      10,749           10,313           10,387
 Unallocated amounts --
  Corporate expenses                             (21,675)         (22,737)         (40,698)
                                                --------         --------         --------
Consolidated operating income                    525,724          348,212          240,627
Other income                                      83,963          152,905          148,848
Other expenses                                  (150,424)        (123,426)        (125,165)
                                                --------         --------         --------
Consolidated income before income taxes          459,263          377,691          264,310
                                                ========         ========         ========


Operating income is sales and operating revenue less costs and operating expenses. The increase in unallocated corporate expenses in the year ended March 31, 2000 was primarily due to an increase in stock-based compensation expenses.

Assets:

                                                           YEN IN MILLIONS
                                             -------------------------------------------
                                                              MARCH 31
                                             -------------------------------------------
                                                1998             1999             2000
                                             ---------        ---------        ---------
Total assets:
 Electronics                                 3,253,990        3,058,355        3,074,917
 Game                                          197,605          188,796          446,085
 Music                                         835,939          755,765          742,678
 Pictures                                      915,545          836,134          805,762
 Insurance                                     899,016        1,129,005        1,383,717
 Other                                         309,150          388,497          474,354
                                             ---------        ---------        ---------
    Total                                    6,411,245        6,356,552        6,927,513

 Elimination                                  (221,112)        (215,732)        (273,514)
 Corporate assets                              212,910          158,233          153,198
                                             ---------        ---------        ---------
Consolidated total                           6,403,043        6,299,053        6,807,197
                                             =========        =========        =========


Unallocated corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

Other significant items:



                                                                YEN IN MILLIONS
                                                    ---------------------------------------
                                                               YEAR ENDED MARCH 31
                                                    ---------------------------------------
                                                      1998            1999           2000
                                                    --------        --------       --------
Depreciation and amortization:
 Electronics                                         197,449         218,608        212,275
 Game                                                 12,536           3,895         13,414
 Music                                                30,933          34,523         32,807
 Pictures                                             16,668          11,329         10,468
 Insurance, including deferred insurance
  acquisition costs                                   22,410          21,085         23,699
 Other                                                17,539          15,402         10,797
                                                    --------        --------       --------
     Total                                           297,535         304,842        303,460
 Corporate                                             4,130           2,331          3,045
                                                    --------        --------       --------
Consolidated total                                   301,665         307,173        306,505
                                                    ========        ========       ========

Capital expenditures for segment assets:
 Electronics                                         301,197         252,363        227,322
 Game                                                 17,114           3,941        118,960
 Music                                                28,361          45,222         24,644
 Pictures                                             13,477          10,747         11,293
 Insurance                                               633             836          2,979
 Other                                                24,102          36,574         48,455
                                                    --------        --------       --------
     Total                                           384,884         349,683        433,653
 Corporate                                             3,071           4,047          2,234
                                                    --------        --------       --------
Consolidated total                                   387,955         353,730        435,887
                                                    ========        ========       ========

The capital expenditures in the above table represent the additions to fixed assets of each segment.

The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics business is managed as a single operating segment by Sony's management.

                                                  YEN IN MILLIONS
                                     ----------------------------------------
                                                 YEAR ENDED MARCH 31
                                     ----------------------------------------
                                        1998           1999            2000
                                     ---------      ---------       ---------
Audio                                1,127,788      1,072,621         934,865
Video                                  870,854        969,129         976,705
Televisions                            709,043        702,620         714,188
Information and Communications         894,810        914,140       1,052,707
Electronic components and other        777,589        697,744         717,441
                                     ---------      ---------       ---------
    Total                            4,380,084      4,356,254       4,395,906
                                     =========      =========       =========

Geographic information --

Sales and operating revenue which are attributed to countries based on location of customers and long-lived assets for the years ended March 31, 1998, 1999 and 2000 are as follows:

                                                                   YEN IN MILLIONS
                                                  ---------------------------------------------
                                                                 YEAR ENDED MARCH 31
                                                  ---------------------------------------------
                                                     1998              1999              2000
                                                  ---------          ---------        ---------
Sales and operating revenue:
 Japan                                            1,848,023          1,917,028        2,121,249
 U.S.A.                                           2,101,222          2,158,006        2,027,129
 Europe                                           1,568,830          1,667,010        1,470,447
 Other                                            1,242,929          1,062,138        1,067,836
                                                  ---------          ---------        ---------
     Total                                        6,761,004          6,804,182        6,686,661
                                                  =========          =========        =========

                                                                  YEN IN MILLIONS
                                                  ---------------------------------------------
                                                                     MARCH 31
                                                  ---------------------------------------------
                                                     1998               1999             2000
                                                  ---------          ---------        ---------
Long-lived assets:
 Japan                                              843,800            903,345        1,321,357
 U.S.A.                                             845,887            703,208          614,294
 Europe                                             192,695            181,621          162,019
 Other                                              209,984            143,006          131,785
                                                  ---------          ---------        ---------
     Total                                        2,092,366          1,931,180        2,229,455
                                                  =========          =========        =========

There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

Transfers between reportable business or geographic segments are made at arms-length prices.

There are no sales and operating revenue with a single major external customer for the years ended March 31, 1998, 1999 and 2000.

The following information shows sales and operating revenue and operating income by geographic origin for the years ended March 31, 1998, 1999 and 2000. In addition to the disclosure requirements under FAS 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

                                                               YEN IN MILLIONS
                                                 ---------------------------------------------
                                                             YEAR ENDED MARCH 31
                                                 ---------------------------------------------
                                                    1998              1999             2000
                                                 ----------        ----------       ----------
Sales and operating revenue:
 Japan --
  Customers                                       2,366,871         2,345,717        2,560,839
  Intersegment                                    1,697,655         1,822,282        1,837,048
                                                 ----------        ----------       ----------
    Total                                         4,064,526         4,167,999        4,397,887

 U.S.A. --
  Customers                                       2,155,110         2,232,816        2,082,505
  Intersegment                                      153,603           140,239          170,889
                                                 ----------        ----------       ----------
    Total                                         2,308,713         2,373,055        2,253,394

 Europe --
  Customers                                       1,340,334         1,480,076        1,302,917
  Intersegment                                       62,506            65,466           48,751
                                                 ----------        ----------       ----------
    Total                                         1,402,840         1,545,542        1,351,668

 Other --
  Customers                                         898,689           745,573          740,400
  Intersegment                                      715,156           724,240          718,321
                                                 ----------        ----------       ----------
    Total                                         1,613,845         1,469,813        1,458,721

 Elimination                                     (2,628,920)       (2,752,227)      (2,775,009)
                                                 ----------        ----------       ----------
Consolidated total                                6,761,004         6,804,182        6,686,661
                                                 ==========        ==========       ==========
Operating income:
 Japan                                              353,595           215,416           99,943
 U.S.A.                                              74,757            78,909           97,993
 Europe                                              76,166            81,080           51,928
 Other                                               68,828            47,771           73,952
 Corporate and elimination                          (47,622)          (74,964)         (83,189)
                                                 ----------        ----------       ----------
Consolidated total                                  525,724           348,212          240,627
                                                 ==========        ==========       ==========

                                                                     SCHEDULE II

                                 SONY CORPORATION
                          AND CONSOLIDATED SUBSIDIARIES

                        VALUATION AND QUALIFYING ACCOUNTS


                                                                  YEN IN MILLIONS
                                    -----------------------------------------------------------------------------
                                                        ADDITIONS
                                      BALANCE AT        CHARGED TO                                   BALANCE AT
                                     BEGINNING OF       COSTS AND      DEDUCTIONS       OTHER          END OF
                                        PERIOD           EXPENSES       (NOTE 1)       (NOTE 2)        PERIOD
                                    --------------   --------------  --------------  -----------   --------------

Year ended March 31, 1998:
Allowance for doubtful accounts
 and sales returns                          93,732           70,836         (55,855)       6,198          114,911
                                    ==============   ==============    ============   ==========   ==============
Year ended March 31, 1999:
Allowance for doubtful accounts
 and sales returns                         114,911           82,813         (65,510)     (10,199)         122,015
                                    ==============   ==============    ============   ==========   ==============
Year ended March 31, 2000:
Allowance for doubtful accounts
 and sales returns                         122,015           60,801         (67,806)     (14,414)         100,596
                                    ==============   ==============    ============   ==========   ==============

  Notes: 1. Amounts written off.
         2. Translation adjustment.



                                         BALANCE AT                                                      BALANCE AT
                                        BEGINNING OF                                       OTHER           END OF
                                           PERIOD          ADDITIONS      DEDUCTIONS      (NOTE 1)         PERIOD
                                       --------------   --------------  --------------  ------------   --------------

Year ended March 31, 1998:
 Valuation allowance
 -- Deferred tax assets                       122,258           13,102         (15,032)        5,580          125,908
                                       ==============   ==============  ==============  ============   ==============
Year ended March 31, 1999:
 Valuation allowance
 -- Deferred tax assets                       125,908           20,847         (13,921)      (10,178)         122,656
                                       ==============   ==============  ==============  ============   ==============

Year ended March 31, 2000:
 Valuation allowance
 -- Deferred tax assets                       122,656           28,142         (24,393)      (14,214)         112,191
                                       ==============   ==============  ==============  ============   ==============

  Note: 1. Translation adjustment.