Form 20-F
period 2001-03-31
SONY CORP
filed 2001-06-27
CIK 313838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2001

Commission file number 1-6439

SONY KABUSHIKI KAISHA
(Exact name of Registrant as specified in its charter)

SONY CORPORATION

(Translation of Registrant’s name into English)

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

None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	Outstanding as of
	March 30, 2001	March 29, 2001
Title of Class	(Tokyo Time)	(New York Time)

Common Stock	919,617,134
American Depositary Shares		56,325,696

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     No

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17.     Item 18.

     In this document, Sony Corporation and its consolidated subsidiaries are together referred to as “Sony.” In addition, sales and operating revenue is referred to as “sales” in the narrative description except in Consolidated Financial Statements.

     The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 19, 2001 was 122.97 yen = U.S. 1 dollar.

     As of March 31, 2001, Sony Corporation had 1,078 consolidated subsidiaries. It has applied the equity accounting method in respect to its 86 affiliated companies.

Cautionary Statement with Respect to Forward-Looking Statements

      Statements made in this annual report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include but are not limited to those using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “may” or “might” and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) general economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are dominated; (iii) Sony’s ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology (particularly in the Electronics business), and subjective and changing consumer preferences (particularly in the Game, Music, and Pictures businesses), (iv) Sony’s ability to implement successfully the restructuring of its Electronics business and its network strategy for its Electronics business; (v) Sony’s ability to compete and develop and implement successful sales and distribution strategies in light of internet and other technological developments in its Music and Pictures businesses; (vi) Sony’s continued ability to devote sufficient resources to research and development and capital expenditures; (vii) the success of Sony’s joint ventures and alliances; and (viii) the outcome of contingencies.

      Important information regarding risks and uncertainties is also set forth elsewhere in this annual report, including in “Risk Factors” included in “Item 3. Key Information”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Legal Proceedings” included in and Sony’s Consolidated Financial Statements referenced in “Item 8. Financial Information”, and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

      Not applicable

Item 2.  Offer Statistics and Expected Timetable

      Not applicable

Item 3.  Key Information

Selected Financial Data

	(Yen in millions, Yen per share amounts)

	Year ended March 31

	1997		1998		1999		2000		2001

Income Statement Data:

Sales and operating revenue	5,658,253		6,761,004		6,804,182		6,686,661		7,314,824

Operating income	352,475		514,094		338,061		223,204		225,346

Income before income taxes	307,548		459,263		377,691		264,310		265,868

Income taxes	163,570		214,868		176,973		94,644		115,534

Income before cumulative effect of accounting changes	139,460		222,068		179,004		121,835		121,227

Net income	139,460		222,068		179,004		121,835		16,754

Per Share Data*:
Income before cumulative effect of accounting changes

— Basic	183.87		278.85		218.43		144.58		132.64

— Diluted	154.58		241.68		195.51		131.70		124.36
Net income

— Basic	183.87		278.85		218.43		144.58		18.33

— Diluted	154.58		241.68		195.51		131.70		19.28
Cash dividends declared

Interim	12.50		12.50		12.50		12.50		12.50
	(10.97 cents	)	(9.62 cents	)	(10.13 cents	)	(12.01 cents	)	(11.15 cents	)

Year-end	15.00		17.50		12.50		12.50		12.50
	(13.08 cents	)	(12.21 cents	)	(10.25 cents	)	(11.58 cents	)	—

Depreciation and amortization**:	266,532		301,665		307,173		306,505		348,268

Capital expenditures (additions to fixed assets):	298,078		387,955		353,730		435,887		465,209

Research and development expenses:	282,569		318,044		375,314		394,479		416,708

	(Yen in millions, Yen per share amounts)

	March 31

	1997	1998	1999	2000	2001

Balance Sheet Data:

Net working capital	754,648	1,045,943	1,030,463	861,674	830,734

Long-term debt	1,099,765	1,104,420	1,037,460	813,828	843,687

Stockholders’ equity	1,459,332	1,815,555	1,823,665	2,182,906	2,315,453

Total assets	5,680,246	6,403,043	6,299,053	6,807,197	7,827,966

Number of shares issued at year-end (thousands of shares)*:	384,185	407,195	410,439	453,639	919,617

Stockholders’ equity per share*:	1,899.31	2,230.69	2,224.35	2,409.36	2,521.19

	(Yen)

	Average***	High	Low	Period-End

Yen Exchange Rates per U.S. Dollar:
Year ended March 31

1997	113.21	104.49	124.54	123.72

1998	123.57	111.42	133.99	133.29

1999	128.10	108.83	147.14	118.43

2000	110.02	101.53	124.45	102.73

2001	111.65	104.19	125.54	125.54
2000

December		110.42	114.62	114.35
2001

January		114.26	118.35	116.39

February		114.88	117.62	117.28

March		117.33	125.54	125.54

April		121.68	126.75	123.57

May		118.88	123.67	118.88

*	Per share data have been adjusted for all years to reflect the two-for-one stock split that has been completed on May 19, 2000. However, no adjustment to reflect such stock split has been made to the number of shares issued at prior year-ends.

**	Depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.

***	The average yen exchange rates represent average noon buying rates on the last business day of each month during the respective period.

Notes to Selected Financial Data:

1.	Cash dividend declared in U.S. dollars are based on the yen-dollar exchange rates at each respective payment date. Accordingly, as of June 22, 2001, cash dividend declared in U.S. dollars per share at March 31, 2001 is not available as it is not payable until June 30, 2001.

2.	Effective as of April 1, 2000, Sony adopted Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films” issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”). As a result, Sony’s operating income, income before income taxes, and net income for the fiscal year ended March 31, 2001 each decreased by approximately 28.5 billion yen. Additionally, Sony’s net income for the fiscal year ended March 31, 2001 decreased by approximately 101.7 billion yen, reflecting a one-time non-cash after-tax cumulative effect adjustment in the income statement directly above the caption of “net income” for a change in accounting principle.

3.	As a result of the adoption of SOP 00-2, film costs related to theatrical and television product at prior year-ends, which were previously recorded in inventories in accordance with Statement of Financial Accounting Standards No. 53, have been reclassified to film costs which are included in non-current assets. Also as a result, net working capital figures at all prior year-ends have been restated to conform to the presentation at March 31, 2001.

4.	Effective as of April 1, 2000, Sony adopted Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, issued by the U.S. Securities and Exchange Commission. As a result, a one-time non-cash after-tax cumulative effect adjustment of approximately 2.8 billion yen was recorded in the income statement directly above the caption of “net income” for a change in accounting principle. The accounting change did not have a material effect on Sony’s consolidated financial results.

5.	Effective with the fiscal year ended March 31, 2001, net loss on sale, disposal or impairment of long-lived assets, which was previously included in other income and expense and shown below operating income, is included in selling, general and administrative expense and shown above operating income. As a result, operating income for all prior years has been restated to conform to the presentation for the fiscal year ended March 31, 2001.

6.	Income before income taxes and net income figures for the fiscal year ended March 31, 1999 included gains of approximately 58.7 billion yen and approximately 30.7 billion yen, respectively, which resulted from a contribution of securities to an outside trust for employee retirement benefit purposes. Income before income taxes and net income figures for the fiscal year ended March 31, 2001 included gains of approximately 11.1 billion yen and approximately 6.4 billion yen, respectively, which resulted from a contribution of securities to an outside trust for employee retirement benefit purposes.

Risk Factors

      This section contains forward-looking statements that are subject to the Cautionary Statement Regarding Forward-Looking Statements appearing elsewhere in this annual report. Risks to Sony are also discussed elsewhere in this annual report, including without limitation in the other sections of the annual report referred to in the “Cautionary Statement with Respect to Forward-Looking Statements.”

Economic Trends in Sony’s Major Markets May Adversely Affect Sony’s Sales.

      Purchases of Sony’s products are to a very significant extent discretionary. Economic downturns and declines in consumption in Sony’s major markets, including Japan, the U.S., Europe, and Asia/ Latin America may thus adversely affect the level of sales and Sony’s consolidated financial results and condition.

Foreign Exchange Fluctuations Can Affect Sony’s Reported Results Because of Translation of Results into Yen and Because Sales and Expenses in Different Currencies Can Affect Results. Hedging Is Not Fully Effective against These Factors.

      Local currency denominated financial results in each of Sony’s subsidiaries around the world are translated into yen by applying the average market rate during each financial period and recorded on Sony’s consolidated profit and loss statement. Local currency-denominated assets and liabilities/ stockholder’s equity are translated into yen by applying the market rate at the end of each financial period and recorded on Sony’s consolidated balance sheets. Accordingly, the results, assets, and liabilities/ stockholder’s equity in such worldwide businesses as Electronics, Game, Music, and Pictures are subject to foreign exchange fluctuations. In recent periods, operating results reported in yen in accordance with U.S. GAAP have generally been less favorable than those results in local currency.

      In addition, especially in the Electronics and Game businesses, operating profits and losses are highly sensitive to the yen’s appreciation because the research and development/ production activities and headquarter functions are concentrated in Japan so that the ratio of yen-denominated costs to total costs is higher than in other business segments. Profits and losses resulting from differences between hedged rates and market rates in the evaluation or execution of contracts entered for the purpose of currency hedging such as foreign exchange forward contracts and foreign currency option contracts by Sony Corporation and its subsidiaries such as Aiwa Co., Ltd., Sony Computer Entertainment Inc., and finance subsidiaries in the U.S., Europe, and Asia are recorded on a net basis in other income and expenses, and are not included in operating profits and losses. Although Sony engages in hedging transactions for actual requirements to minimize the negative effects from short-term fluctuations of foreign exchange rates among major invoicing currencies such as the U.S. dollar, euro and yen, mid-to-long-term volatile changes of the exchange rate levels make it difficult for Sony to execute planned procurement, production, logistics, and sales activities and may adversely affect Sony’s consolidated financial results and condition.

Stock Price Fluctuations Affect Sony’s Results Because of the Accounting Treatment of Its Stock-Linked Incentive Compensation Programs.

      Sony has adopted stock-price linked incentive compensation programs for selected management employees, and such compensation costs are recognized in income based on the excess, if any, of the quoted market price of Sony Corporation’s stock at the grant date of the award or other measurement date over the stated exercise price of the award. Accordingly, a rise in the stock price of Sony Corporation may adversely affect Sony’s consolidated financial results and condition.

Sony Depends on Scarce Skilled Personnel for Its Continued Success in Designing, Developing and Introducing New Products and in Managing These Processes.

      Continued technological superiority of Sony’s products and services is a critical element of Sony’s competitive success. An increasingly important factor in Sony’s competitiveness is the continuing performance of skilled managerial and technical personnel. Experienced personnel in the industries in which Sony competes are in high demand, and competition for their talents is intense. There can be no assurance that Sony will be successful in attracting and retaining the key personnel it needs, and the expenses in obtaining and retaining these personnel are expected to increase.

The Cooperation and Alliances with, and Strategic Investments in, Third Parties Undertaken by Sony May Not Produce Successful Results.

      Sony carries out many activities with other companies such as alliances, joint ventures, and strategic investments, including investments in venture companies. Sony’s reliance on these strategies of partnering with third parties is increasing. These activities are important for Sony to introduce new products such as information and communication equipment, for which demand is increasing, and to introduce new services using digital network technologies. In addition, Sony may carry out a large amount of strategic investment in other entities in order to proceed with broadband network businesses in the future. However, because results from these activities are largely dependent on business trends as well as the financial condition of partner companies, weak trends or disappointing performance of such partners may adversely affect the success of these activities. In addition, the success of these activities may be adversely affected by the inability of Sony and its partners successfully to define and reach their common objectives. Although Sony strives to avoid business duplication among its group subsidiaries, by entering into alliances, joint ventures, and strategic investments which are designed to improve the corporate value of the Sony group by diversifying the businesses of its subsidiaries, business overlaps and inefficiencies may arise.

Reorganization of Businesses and Involvement of External Suppliers May Increase Financial, Reputational and Other Risks to Sony.

      In order to properly allocate managerial resources and improve operating efficiency, Sony is undertaking the concentration/selection of its businesses, realignment of its facilities, and reduction in the number of its employees around the world. In connection with these actions, it is possible that there may be reorganization expenses which adversely affect Sony’s consolidated financial results and condition. Moreover, the intended beneficial effects from such reorganizations may not be achieved.

      In addition, with the increasing necessity of pursuing quick business development and operating efficiency with limited managerial resources, Sony increasingly procures important technologies from external suppliers. Sony also increasingly consigns to external suppliers extensive activities including procurement, manufacturing, logistics, sales, and services, and procures from external suppliers infrastructures such as fixed assets and communications. Accordingly, Sony’s reliance on such external suppliers, including from strategic alliances or joint ventures, is increasing. Reliance on outside sources increases the chances that Sony cannot control or avoid the introduction of products incorporating defective or inferior third party technology or components, which can adversely affect Sony’s consolidated financial results and condition or its reputation for quality products. This reliance on third parties may also raise issues caused by suppliers’ insufficient compliance with applicable regulation or third-party intellectual property rights.

In Each of Its Businesses, Sony Is Subject to Intense Competitive Pressures, Including in Terms of Price, Technological Change, Product Development and Quality. Sony Must Also Successfully Compete in This Environment to Maintain Sales Necessary to Fund Research and Development, Capital Expenditures and Other Expenses That Are Necessary to Maintain Product and Technological Leadership.

      Sony’s businesses face a broad range of competitors from large international companies to an increasing number of relatively small, rapidly growing, and highly specialized organizations. Sony has a portfolio of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Sony may not fund or invest in certain of its businesses to the same degree that its competitors do and these companies may have greater financial, technical, and marketing resources available to them than the businesses of Sony against which they compete.

Electronics Business

      In the Electronics business, the environment is becoming more demanding due to a number of factors, including the following:

•	an increase in the number of new market entrants that have new technologies,

•	intensifying competition in the industry,

•	rapid technological progress,

•	oversupply of digital products such as PCs, which account for a growing proportion of Sony’s business, and of electronic devices such as semiconductors,

•	a rise in the market penetration ratios of products, and

•	global price erosion from such trends as the deregulation of export and import regimes and the establishment of new sales channels such as the Internet.

      Sony continues to incur significant expenses, including depreciation expenses resulting from a high level of capital expenditures for critical devices including semiconductors, high levels of research and development expenses for development of digital equipment that requires new technologies and of basic technologies, royalty expenses to acquire technologies indispensable for the development and production of information and communication equipment, advertising expenses, and personnel expenses. However, Sony may face difficulties in adequately providing for such expenses and capital expenditures due to weak sales caused by such factors as a lack of products and services that appeal to customers, decreases in unit sales stemming from either a rise in the market penetration ratios of products or from increases in sales prices in response to volatile fluctuations of exchange rates, or supply shortages of core devices/other parts and inventory shortages of products, especially when product demand is the highest. Moreover, such factors as reductions in production/inventories in response to weak sales in certain areas or product categories may adversely affect Sony’s consolidated financial results and condition. Furthermore, regarding Aiwa Co., Ltd., an approximately 51 percent owned consolidated subsidiary of Sony Corporation, reorganization expenses, such as severance expenses and loss on sale and disposal of long-lived assets, relating to execution of the realignment of businesses which was announced in March 2001, will adversely affect Sony’s consolidated financial results and condition.

Game Business

      In the Game business, the competitive environment is becoming more difficult due to competitors’ introduction of new hardware and software with various formats that can have increasing appeal to customers, rapid technological progress, a rise in the market penetration ratios of products, and diversification of customers’ preferences. Sony continues to incur significant expenses such as depreciation expenses resulting from a high level of capital expenditures to increase production of semiconductors for PlayStation 2 hardware, research and development expenses for semiconductors and software, advertising expenses, and personnel expenses. However, Sony may face difficulties in adequately providing for such expenses and capital expenditures due to weak sales caused by such factors as supply shortages of core devices/ other parts and inventory shortages of hardware, especially when product demand is the highest, delays in introductions or decreases in the number of software titles that appeal to customers, or decreases in hardware unit sales stemming from a rise in the market penetration ratios of products. Moreover, delays in either increasing the production of semiconductors for PlayStation 2 hardware or cost reductions and reductions in production/ inventories, in response to a changeover to new hardware or slow sales, may adversely affect Sony’s consolidated financial results and condition.

Music Business

      In the Music business, the market growth rate has slowed worldwide due to the saturation of the CD market, the effects of piracy and other illegal duplication, parallel imports, diversification of customer preferences, and pricing pressures. In addition, a trend of increasing expenses for advertising and promotion as well as lower sales of previously released catalog due to the maturing of the CD configuration have made it more difficult for Sony to maintain profit margins. The Music business is highly dependent on establishing artists that appeal to customers, and the competition among record companies for such talent is intense. Therefore, if the Music business is unable to find and establish new talented artists, it may adversely affect Sony’s consolidated financial results and condition. Furthermore, advancements in technologies which allow for the transfer and downloading of digital music files from the Internet without authorization from rights owners may threaten the conventional copyright-based business model and may adversely affect Sony’s Music business. Corresponding to this change in the business model, expenses to develop new services, which combine digital network technologies and music content, and other strategic investments may also adversely affect Sony’s near-term consolidated financial results and condition.

Pictures Business

      The Pictures business is a highly competitive business, as companies compete with each other as well as with other forms of entertainment and leisure-time activities, including video games, the Internet and other computer-related activities for viewers’ attention. In the Motion Pictures business, major motion picture studios and independent film production companies are aggressively competing in the production and distribution of films all over the world. In this environment, higher expenses are generally required for production, talent, and distribution of films. Although Sony is working to hold down production costs for certain films by collaborating with and purchasing product from other studios, sales of such product may not adequately provide for such costs due to factors such as a lack of acceptance by customers or varying customer preferences.

      The Pictures business may be directly or indirectly dependent upon union members, and work stoppages or strikes organized by such unions could materially adversely impact Sony’s business or financial results and condition. The collective bargaining agreement with the Screen Actors Guild (“SAG”) expires on June 30, 2001. Negotiations to renew that agreement are underway, but many significant issues remain unresolved. If a new agreement cannot be reached, a strike may result which, depending on the length of time involved, could slow down film and television production, impact future planned product releases and increase idle capacity in Sony’s production facilities.

      In addition, due to the new film accounting standard which Sony adopted in April 2000, certain expenses such as marketing and distribution, which were previously deferred and amortized over the life of the film or television product, are now expensed as incurred. The impact of this new standard is that losses are generally recorded for films, even those that are successful, during the initial theatrical release period, deferring the recognition of profits until later periods.

      In the Television production and distribution business, available network broadcast time is limited and the audience is increasingly fragmented among the major broadcast networks, cable, and independent television stations. Competition to obtain customers between major networks and other production and distribution companies is becoming more intense. Furthermore, broadcast networks are increasingly producing their own shows internally. This competitive environment has resulted in a quicker turnover of shows. As a result, Sony, as well as other participants in the industry, has seen an increase in the number of new programs being distributed, which are generally less profitable, and a decrease in the number of programs that are able to achieve syndication, which are generally more profitable. In addition, Sony and other members of the industry have seen significant increases in talent spending. Such developments may adversely affect Sony’s consolidated financial results and condition. Furthermore, expenses to develop new services which combine digital network technologies and movies/ television programs and other strategic investments may adversely affect Sony’s consolidated financial results and condition.

Insurance Business

      In the Insurance business, with deregulation of the industry in Japan, the number of new market entrants from outside Japan and from other industries is increasing. Also, customers are becoming more exacting in regards to product selection and prices. In this environment, if Sony’s life insurance business cannot provide products and services that fit customers’ needs and achieve stable investment returns from its stock, bond, and real estate assets, Sony’s consolidated financial results and condition may be adversely affected. Moreover, increases in insurance claims that Sony cannot accurately predict and shifts in customers’ demand from such profitable products as life guarantees to such less profitable products as annuities may adversely affect Sony’s consolidated financial results and condition. Moreover, due to competitors’ successive bankruptcies, increases in the amount of mandatorily contributed reserves for the Life Insurance Policyholders Protection Corporation of Japan may adversely affect Sony’s consolidated financial results and condition. In the non-life insurance business, revenues have not yet been sufficient to cover such expenses as advertising expenses necessary for business expansion, and increases in insurance claims that Sony cannot accurately predict may adversely affect Sony’s consolidated financial results and condition.

Other Business

      In the leasing and credit financing business, increases in funds required for purchasing goods to be leased and in leasehold assets, increases in non-performing receivables due to default in payment by customers, and decreases in profitability attributable to intensifying competition may adversely affect Sony’s consolidated financial results and condition. In the location-based entertainment businesses, decreases in the number of visitors or in customers’ expenditures may adversely affect Sony’s consolidated financial results and condition. In the parts trading services business, reductions in the amount of exports and imports due to sluggish operations in the Electronics business may adversely affect Sony’s consolidated financial results and condition.

Internet Related Businesses and Other New Businesses

      Sony is actively expanding Internet related businesses and other new businesses. Such businesses include Sony Communication Network Corporation, whose main business is as an Internet service provider; bitwallet, Inc., which is developing a prepaid electronic money service; and Sony Bank Inc., which obtained a banking license in April 2001 from the Financial Services Agency in Japan and started operation in June 2001. These businesses operate in competitive markets characterized by rapid advancements in technology and competition with existing large companies/new market entrants. In this environment, Sony’s consolidated financial results and condition may be adversely affected as a result of the substantial expenditures that are required to compete and that may exceed revenues. In addition, if these businesses fail to attract customers due to delays in expansion of Internet subscribers or customers’ anxieties in terms of security, these businesses may be forced to change their business models.

Equity Affiliates

      In recent years, Sony has recorded substantial losses and writedowns in some of its equity affiliates. These losses and writedowns have included those at Loews Cineplex Entertainment Corporation (“Loews”), including a total writedown due to Loews’ bankruptcy, and at The Columbia House Company (“CHC”). Similar losses and writedowns may occur in the future. In addition, equity affiliates include newly established businesses in which expenses may exceed revenues.

Sony Is Subject to Increasing Financial and Reputational Risks Due to Product Quality/ Liability Issues.

      Corresponding to rapid advancements in technologies and increases in demand for digital equipment, such technologies as software and electronic devices including semiconductors, that are utilized in products and services Sony introduces in the market, are becoming increasingly sophisticated and complicated. At the same time, since the technological life cycle is becoming shorter, Sony is required to introduce products and services in a shorter period of time. These factors apply particularly to Sony because of the importance to it of technological and product leadership as a feature of its competitive success. Accordingly, product quality/liability issues present greater risks. Sony endeavors to prevent the occurrence of such issues in advance by incorporating such measures as the Six Sigma method for improving management quality. Further, in order to minimize damages generated from any product quality/liability issues, Sony is seeking to develop a risk management structure designed to allow Sony group headquarters and each business unit to closely cooperate and to enable prompt awareness of the situation and appropriate execution of countermeasures. However, there is no assurance that Sony will be able to completely eliminate or mitigate occurrences of the aforementioned issues and consequent damages. If such factors adversely affect Sony’s operating activities, generate expenses such as those for product recalls, service, and compensation, or hurt Sony’s brand image, Sony’s consolidated financial results and condition or reputation for quality products may be adversely affected.

Sony Is Subject to the Risks of International Operations.

      A substantial portion of Sony’s activity is conducted outside Japan, including in developing and emerging markets in Latin American and Asia. There are a number of risks inherent in doing business in those markets, including the following:

•	less developed technological infrastructure, which can affect our production or other activities or result in lower customer acceptance of our services;

•	unfavorable political or economic factors;

•	unexpected legal or regulatory changes;

•	difficulties in recruiting and retaining personnel, and managing international operations;

•	fluctuations in currency exchange rates;

•	reduced protection for intellectual property rights; and

•	potentially adverse tax consequences.

      Our inability to manage successfully the risks inherent in our international activities could adversely affect our business, financial condition and operating results.

Sony’s Physical Facilities and Information Systems and Securities Are Subject to Damage as a Result of Disasters, Outages or Similar Events.

      Sony’s group headquarters functions, part of Sony’s major data centers, and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the possibility of disaster or damage from earthquake is generally higher than in other parts of the world. In addition, Sony’s facilities or offices, including those for research and development, material procurement, manufacturing, logistics, sales, and services are located throughout the world and subject to the possibility of disaster or outage or similar disruption as a result of any of a number of events. Sony periodically carries out disaster prevention checks, facility maintenance, and safety measures to minimize possible negative effects caused by such disasters as earthquakes, water, fire, electricity failure, or accidents to its operating activities, major facilities, and employees’/ customers’ health. Furthermore, as the role of information systems is becoming ever more important in Sony’s operating activities, such issues as shutdowns of information systems due to the aforementioned disasters, software/ hardware defects, and computer viruses, as well as leakage, falsifications, and disappearances of internal databases, including information of customers or vendors, pose increasing risks. Although Sony is working to establish appropriate backup structures for information systems and databases, advanced levels of security, and employee education, there is no assurance that Sony will be able to completely prevent or mitigate the effect of such issues as the aforementioned disasters, outflows of harmful substances, shutdowns of information systems, and leakage, falsifications, and disappearances of internal databases. If such factors adversely affect Sony’s operating activities, generate expenses relating to physical or personal damage, or hurt Sony’s brand image, Sony’s consolidated financial results and condition may be adversely affected.

Sony Is Subject to Government Regulation That Can Limit Its Activities or Increase Costs of Operations.

      Various regulations by governments in countries in which Sony does businesses, such as required business/ investment approvals, export regulations based on national-security or other reasons and other export/ import regulations such as tariffs, as well as commercial, antitrust, patent, consumer and business taxation, exchange control, and environment/ recycling laws and regulations, apply to Sony. If Sony is unable to comply with these regulations, they can serve to limit Sony’s activities. In addition, even if Sony is able to comply, these regulations can result in increased costs. In either event, Sony’s consolidated financial results and financial condition may be adversely affected.

      In the case of environmental issues, Sony aggressively endeavors to carry out decreases in the amount of waste materials, reductions in the use of harmful substances, and comprehensive risk management in manufacturing activities, as well as in final products, the use of lead-free soldering, decreases in the level of standby power, and the recycling of products and packaging materials. Nonetheless, there can be no assurance that Sony can comply in all cases with environmental regulations, and environmental regulation and the effects on Sony can adversely affect its consolidated financial results and condition.

Sony Can Be Adversely Affected by Its Employee Benefit Obligations.

      Regarding benefit obligations and plan assets, Sony funds and accrues the cost of benefits to the sufficient level based on conservative accounting policies. However, if returns from investment assets decrease due to conditions in, for example, stock or bond markets, additional funding and accruals may be required, and such funding and accruals may adversely affect Sony’s consolidated financial results and condition.

Compliance with Changes in Accounting Requirements Can Adversely Affect Sony’s Reported Results and Condition.

      Compliance by Sony effective April 1, 2000 with the new motion picture accounting standard had a very significant one-time non-cash impact on net income for the fiscal year ended March 31, 2001, of approximately 101.7 billion yen. Compliance with this standard also had an approximately 28.7 billion yen non-cash impact on operating income, income before income taxes and net income for the same fiscal year. Compliance with this standard will also impact reported operating results in future years.

      On April 1, 2001, Sony adopted new accounting standards establishing accounting and reporting standards for derivative instruments. The standards require an entity to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders’ equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. On April 1, 2001, upon the adoption of the new standard, Sony recorded an unrealized gain of approximately 1.1 billion yen in accumulated other comprehensive income in the consolidated balance sheet and an after-tax gain of approximately 6.0 billion yen as the cumulative effect of an accounting change in the consolidated statements of income for the fiscal year ending March 31, 2002.

      Changes in accounting standards that may be promulgated in the future cannot be predicted and may have a material adverse effect on Sony’s reported consolidated financial results and condition.

Item 4.  Information on the Company

History and Development of the Company

      Sony Corporation, the ultimate parent company of the Sony group, was established in Japan in May 1946 as Tokyo Tsushin Kogyo Kabushiki Kaisha, a joint stock company (Kabushiki Kaisha) under the Japanese Commercial Code. In January 1958, it changed its name to Sony Kabushiki Kaisha (“Sony Corporation” in English). In December 1958, Sony Corporation was listed on the Tokyo Stock Exchange (the “TSE”). In June 1961, Sony Corporation issued American Depositary Receipts (“ADRs”) in the U.S. In March 1968, Sony Corporation established in Japan CBS/ Sony Records Inc., currently Sony Music Entertainment (Japan) Inc. (“SMEJ”), as a 50:50 joint venture company between Sony Corporation and CBS Inc. in the U.S. In January 1988, SMEJ became a 100 percent-owned subsidiary of Sony Corporation. In September 1970, Sony Corporation was listed on the New York Stock Exchange (the “NYSE”). In August 1979, Sony Corporation established in Japan Sony Prudential Life Insurance Co., Ltd., currently Sony Life Insurance Co., Ltd. (“Sony Life”), as a 50:50 joint venture company between Sony Corporation and The Prudential Insurance Company of America. In March 1996, Sony Life became a 100 percent-owned subsidiary of Sony Corporation. In July 1984, Sony Magnescale Inc., a subsidiary of Sony Corporation and currently Sony Precision Technology Inc., listed on the Second Section of the TSE. In July 1987, Sony Chemicals Corporation, a subsidiary of Sony Corporation, listed on the Second Section of the TSE. In January 1988, Sony Corporation acquired CBS Records Inc., a music business division of CBS Inc. in the U.S. In January 1991, CBS Records Inc. changed its name to Sony Music Entertainment Inc. (“SMEI”). In November 1989, Sony Corporation acquired Columbia Pictures Entertainment, Inc. in the U.S. In August 1991, Columbia Pictures Entertainment, Inc. changed its name to Sony Pictures Entertainment Inc. (“SPE”). In November 1991, SMEJ was listed on the Second Section of the TSE. In November 1993, Sony established Sony Computer Entertainment Inc. (“SCEI”) in Japan. In January 2000, acquisition transactions by way of exchanges of stock, whereby SMEJ, Sony Chemicals Corporation, and Sony Precision Technology Inc. became wholly-owned subsidiaries of Sony Corporation, were completed. In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”).

      Sony Corporation’s registered office is located at 7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo 141-0001, Japan, telephone +81-3-5448-2111.

Reorganization of the Group Headquarters and the Electronics Business

      In April 2001, Sony divided its former headquarters organizations into three units: “the Global Hub”, a new group headquarters which focuses on overall group strategy; “the Electronics HQ”, a headquarters which unifies all of its electronics-related businesses; and “the Management Platform”, a unit which offers common staff support throughout the group. In the Electronics business, Sony reorganized its former five Network Companies into seven Network Companies, corresponding to the places in which Sony’s products are utilized. In Japan, Sony established in April 2001 “Sony EMCS Corporation”, a platform company for finished electronic products, by integrating business units including 12 manufacturing subsidiaries relating to final assembly. Sony also established in April 2001 “Sony Semiconductor Kyushu Corporation”, a semiconductor platform company, by integrating three semiconductor fabrication subsidiaries.

Principal Capital Investments

      In the fiscal years ended March 31, 1999, 2000, and 2001, Sony’s capital expenditures (additions to fixed assets on the balance sheets) were 353.7 billion yen, 435.9 billion yen, and 465.2 billion yen, respectively. Regarding breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects” and “Note 16 of Notes to Consolidated Financial Statements.” Regarding capital expenditures currently in progress, Sony is constructing a semiconductor-related manufacturing facility in Japan, targeting to start operations in October 2001. Cumulative capital expenditures for the facility are expected to be approximately 100 billion yen by the end of the fiscal year ending March 31, 2006, approximately 10 billion yen of which was invested in the fiscal year ended March 31, 2001. Sony is also constructing a manufacturing facility in China, for local manufacture and supply of lithium-ion polymer rechargeable batteries, which is expected to start operation in the fiscal year ending March 31, 2002. The funding requirements of such various capital expenditures are financed by cash provided by operating and financing activities or cash and cash equivalents.

Business Overview and Organizational Structure

      The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

	Country of	Percentage
Name of company	incorporation	owned

Aiwa Co., Ltd.	Japan	50.6

Sony Marketing (Japan) Inc.	Japan	100.0

Sony EMCS Corporation	Japan	100.0

Sony Computer Entertainment Inc.	Japan	99.7

Sony Life Insurance Co., Ltd.	Japan	100.0

Sony Corporation of America	U.S.A.	100.0

Sony Electronics Inc.	U.S.A.	100.0

Sony Music Entertainment Inc.	U.S.A.	100.0

Sony Pictures Entertainment Inc.	U.S.A.	100.0

Sony United Kingdom Limited	U.K.	100.0

Sony Electronics (Singapore) Pte. Ltd.	Singapore	100.0

      In the “Electronics” business, Sony is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and professional markets. Sony’s principal manufacturing facilities are located in Japan, the U.S. and Mexico, Europe, and Asia, and its products are marketed by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet throughout the world. In addition to internationalizing its production operations, Sony has been promoting the transfer of research and development activities and management functions overseas to bring its overseas operations into closer proximity to local communities and markets. In this business, Sony Corporation holds 50.6 percent of the shares of Aiwa Co., Ltd. (“Aiwa”), a TSE listed company, which develops, manufactures, and markets its products entirely independently from Sony Corporation.

      In the “Game” business, Sony develops, produces, manufactures, markets, and distributes home-use entertainment hardware and related software. This business is principally conducted through SCEI in Japan, a 99.7 percent directly and indirectly owned subsidiary of Sony Corporation. Sony Computer Entertainment America Inc. (“SCEA”) in the U.S. and Sony Computer Entertainment Europe Limited (“SCEE”) in Europe are both 100 percent-owned subsidiaries of SCEI.

      In the “Music” business, Sony is engaged in the development, production, manufacture, marketing and distribution of recorded music in all commercial formats and musical genres, through SMEI and, in Japan, through SMEJ, both of which are 100 percent directly or indirectly owned subsidiaries of Sony Corporation.

      In the “Pictures” business, Sony is engaged in the development, production, marketing, distribution, and broadcasting of image-based software, including film, video, television, and new entertainment technologies, principally through SPE, a 100 percent indirectly owned subsidiary of Sony Corporation.

      In the “Insurance” business, Sony conducts insurance operations primarily through Sony Life, a Japanese stock life insurance subsidiary, and Sony Assurance Inc. (“Sony Assurance”), a Japanese non-life insurance subsidiary, both of which are 100 percent owned subsidiaries of Sony Corporation.

      In addition, Sony is engaged in the banking business through Sony Bank Inc., leasing and credit financing business through Sony Finance International, Inc., satellite broadcasting businesses in Japan, location-based entertainment businesses, and other businesses.

Products and Services

      Within the Electronics segment, sales are reported using the following five product categories: “Audio”, “Video”, “Televisions”, “Information and communications”, and “Electronic components and other.” The following table sets forth Sony’s sales by operating segments and product categories.

	(Yen in millions)

	Year ended March 31

	1999	2000	2001

Electronics	4,356,254	4,395,906	4,998,688
	(64.0)	(65.7)	(68.4)

Audio	1,072,621	934,865	923,968
	(15.8)	(14.0)	(12.7)

Video	969,129	976,705	1,097,847
	(14.2)	(14.6)	(15.0)

Televisions	702,620	714,188	805,028
	(10.3)	(10.7)	(11.0)

Information and communications	914,140	1,052,707	1,332,619
	(13.4)	(15.7)	(18.2)

Electronic components and other	697,744	717,441	839,226
	(10.3)	(10.7)	(11.5)

Game	760,071	630,662	646,147
	(11.2)	(9.4)	(8.8)

Music	717,297	665,047	571,003
	(10.5)	(10.0)	(7.8)

Pictures	545,956	494,332	555,227
	(8.0)	(7.4)	(7.6)

Insurance	339,368	380,317	426,913
	(5.0)	(5.7)	(5.8)

Other	85,236	120,397	116,846
	(1.3)	(1.8)	(1.6)

Sales and operating revenue	6,804,182	6,686,661	7,314,824

Note:

Figures in parentheses indicate percentage of sales and operating revenue. The Electronics business is managed as a single operating segment by Sony’s management. However, Sony believes that the product category information in the Electronics segment is useful to investors in understanding the sales contributions of the products in this business segment.

Electronics

     Audio:

“Audio” includes portable, home, and car audio in such formats as CD, MD, compact cassette, and Memory Stick; professional-use audio equipment; and audio recording media in such formats as MD and compact cassette. Portable audio includes headphone stereos, recorders, radio, and radio cassette recorders.

     Video:

“Video” includes video cameras in such formats as 8mm, Digital 8, and DV; digital still cameras; VHS video decks; DVD-Video players; broadcast-and professional-use video equipment; and video recording media in such formats as VHS and those for broadcast- and professional-use.

     Televisions:

“Televisions” includes televisions incorporating cathode ray tubes (“CRTs”), projection televisions, flat panel televisions, projectors, and professional-use monitors.

     Information and communications:

“Information and communications” includes PCs, PC-related equipment such as computer displays and CD-R/RW drives, data recording media such as CD-R/RW and Memory Stick, mobile and home telephones, satellite broadcasting reception systems, and car navigation systems.

     Electronic components and other:

“Electronic components and other” includes semiconductors, LCDs, electronic components such as optical pickups and CRTs, batteries, and an Internet-related business in Japan.

Game

      SCE, which includes SCEI, SCEA, and SCEE, develops, produces, manufactures, markets, and distributes PlayStation, PS one, and PlayStation 2 entertainment hardware and related software, primarily in Japan, the U.S., and Europe and enters into licenses with third party software developers.

Music

      SMEI and SMEJ produce recorded music and video through contracts with many artists worldwide in all musical genres. SMEI and SMEJ manufacture, market, and distribute CDs, MDs, DVDs, Super Audio CDs, and pre-recorded audio and video cassettes and produce and manufacture CD-ROMs and DVD-ROMs.

      The Music business has an extensive and geographically diversified software manufacturing capacity, with plants in the U.S., Austria, Japan, Brazil, Australia, India, Canada, Hong Kong, and Mexico. Software is manufactured primarily for the Music business, the Game business, and third parties.

Pictures

      Pictures business global operations encompass motion picture production, acquisition and distribution; television programming, syndication, production, acquisition and distribution; home video acquisition and distribution; television broadcasting; and operation of studio facilities.

      SPE’s motion picture arm, the Columbia TriStar Motion Picture Group, includes SPE’s principal motion picture production organizations, Columbia Pictures, and Screen Gems, as well as Sony Pictures Classics, Sony Pictures Releasing, and Columbia TriStar Film Distributors International.

      SPE’s Columbia TriStar Television Group is primarily comprised of Columbia TriStar Television, Columbia TriStar Television Distribution, Columbia TriStar International Television, and various investments relating to television broadcasting.

      SPE’s home entertainment operations are conducted through Columbia TriStar Home Entertainment.

      SPE’s digital production, online distribution, and broadband services are operated through the newly formed Sony Pictures Digital Entertainment.

      SPE also manages two studio facilities, Sony Pictures Studios and The Culver Studios, both of which are located at SPE’s world headquarters in Culver City, California.

Insurance

      Insurance includes insurance-related underwriting business, primarily individual life insurance business in Japan conducted through Sony Life and individual automobile insurance business in Japan conducted through Sony Assurance.

Other

      Other business consists of various operating activities, primarily including a leasing and credit financing business through Sony Finance International, Inc., a business focused on parts trading services within the Sony group through Sony Trading International Corporation, satellite broadcasting businesses including program supplying in Japan, primarily through Sony Broadcast Media Co., Ltd., and location-based entertainment businesses in Japan, the U.S., and Germany. In the fiscal year ended March 31, 2001, Sony closed a certain location-based entertainment business in Germany.

Sales and Distribution

      The following table shows Sony’s sales in each of its major markets for the periods indicated.

	(Yen in millions)

	Year ended March 31

	1999	2000	2001

Japan	1,917,028	2,121,249	2,400,777
	(28.2)	(31.7)	(32.8)

United States	2,158,006	2,027,129	2,179,833
	(31.7)	(30.3)	(29.8)

Europe	1,667,010	1,470,447	1,473,780
	(24.5)	(22.0)	(20.2)

Other Areas	1,062,138	1,067,836	1,260,434
	(15.6)	(16.0)	(17.2)

Sales and operating revenue	6,804,182	6,686,661	7,314,824

Note:

Figures in parentheses indicate percentage of sales and operating revenue.

Electronics

      Sony’s electronics products and services are marketed throughout the world under the trademark “Sony”, which has been registered in 204 countries and territories.

      In most cases, sales of Sony’s electronics products are made to sales subsidiaries of Sony Corporation located or responsible for sales in the countries and territories where Sony’s products and services are marketed, and these subsidiaries sell products to local distributors and dealers. In some regions, sales of certain products and services are made directly to local distributors by Sony Corporation.

      Sales in the Electronics business are particularly dependent on seasonality, in addition to the timing of new product introductions and economic conditions of each country. Sales for the third quarter ending December 31 of each fiscal year are generally higher than other quarters of the same fiscal year due to demand in the year-end holiday season.

     Japan:

Sony Marketing (Japan) Inc. markets consumer electronics products through retailers and also markets professional electronics products and services. In addition, Sony Style.com Japan Inc. markets consumer electronics products and services directly via the Internet. For electronic components, Sony directly sells products to wholesalers and manufacturers.

     North America:

Sony Electronics Inc. markets Sony’s electronics products and services in the U.S. Sony Electronics Inc. has 18 sales and distribution branches and offices throughout the U.S. In Canada, Sony markets its electronics products and services through Sony of Canada Ltd.

     Europe:

In Europe, Sony’s consumer electronics products and services are marketed through 19 sales subsidiaries including Sony United Kingdom Limited, Sony Deutschland G.m.b.H., and Sony France S.A. Sales of professional electronics products, electronic components, and services are made through several divisions, differentiated by product, covering all of Europe.

     Other Areas:

In overseas areas other than North America and Europe, Sony’s electronics products and services are marketed through 19 sales subsidiaries including Sony Corporation of Hong Kong Limited, Sony Gulf FZE in the United Arab Emirates, Sony Electrónicos de México, S.A. de C.V., and Sony Australia Limited.

Game

      SCE markets and distributes PlayStation, PS one, and PlayStation 2 entertainment hardware and related software, through SCEI in Japan, SCEA in the U.S., and SCEE in Europe.

Music

      SMEI and SMEJ manufacture, market, and distribute CDs, MDs, DVDs, Super Audio CDs, and pre-recorded audio and video software.

      SMEI and its affiliates conduct business in countries other than Japan under “Columbia Records Group”, “Epic Records Group”, “LOUD Recordings”, “Sony Classical”, and other labels. The Columbia House Company, a 50:50 partnership between Sony and AOL Time Warner, is engaged in direct marketing of music and home-video products in the U.S., Canada, and Mexico.

      SMEJ conducts business in Japan under “Sony Records”, “Epic Records”, “Ki/oon Records”, “SMEJ Associated Records”, and other labels.

Pictures

      SPE, with its global operations in 67 countries, generally secures all rights relating to the worldwide distribution of its internally produced motion pictures, including rights for theatrical exhibition, videocassette and DVD distribution, pay and free television exhibition and other markets. SPE may also acquire distribution rights to motion pictures produced by other companies, and these rights may be limited to particular geographic regions or specific forms of media. SPE uses its own distribution service business for the U.S. theatrical release of its films and those acquired from and produced by others.

      Outside the U.S., SPE generally distributes and markets its films through one of its Columbia TriStar Film Distributors International subsidiaries. However, in certain countries, SPE has joint distribution arrangements with other studios or arrangements with independent local distributors.

      The worldwide home entertainment distribution of motion pictures and television programming of SPE (and those acquired or licensed from others) is handled through Columbia TriStar Home Entertainment, except in certain countries where SPE has joint distribution arrangements with other studios or arrangements with independent local distributors.

      SPE produces television programming and licenses it to U.S. network and cable television, for first run syndication for prime-time or daytime broadcast. SPE also licenses rights to its library of television programming and motion pictures to network affiliates and independent stations in the U.S., to international television stations and other broadcasters throughout the world, and to Game Show Network, a cable channel owned jointly with Liberty Digital that provides television programming in the U.S. exclusively dedicated to interactive game-playing and pre-recorded game shows.

      SPE produces original programming in eight different languages around the world in conjunction with local partners. SPE has worldwide broadcasting investments in more than 33 international channels including AXN branded channels offering programming in several countries in Asia, Spain, and Japan; Sony Entertainment Television channels, which provide U.S. movies and television programming in several countries in Latin America and India; and Telemundo, a U.S. network and station group, which provides programming for the U.S. Hispanic market.

Insurance

      Sony Life conducts life insurance business primarily in Japan, using Lifeplanner financial consultants to serve customers. As of March 31, 2001, Sony Life employed approximately 4,340 such consultants. Sony Life maintains an extensive service network including 98 Lifeplanner branch offices, 33 regional sales offices, and 1,775 independent agencies in Japan, as of the end of March 2001. In addition, aiming to apply Sony Life’s insurance expertise in countries other than Japan, Sony Life Insurance (Philippines) Corporation has operated in the Philippines from November 1999.

      Sony Assurance has conducted non-life insurance business since October 1999. Using a direct marketing model that Sony believes is tailored to today’s networked society, the company is working to build a new type of relationship between an insurer and its customers. Sony Assurance sells automobile insurance directly to individuals by telephone and over the Internet.

Overseas Operations

      Sony has pursued a long-term strategy of actively expanding its production capabilities in each region following a general policy of seeking to manufacture its products in the markets in which they are sold. As of March 31, 2001, Sony operated 26 manufacturing facilities in Japan, 15 in North America and Mexico, 11 in Europe, and 20 in other areas outside Japan (the numbers include those of software manufacturing facilities in the Music business as well as those in the Electronics business). To build a corporate structure less susceptible to the impact of foreign exchange rate fluctuations and to reduce inventory and cost, Sony continues to seek to localize its overseas production, research and development, design, materials and parts procurement, and management.

Sources of Supply

      Sony pursues procurement of raw materials, parts, and components to be used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Generally, Sony maintains multiple suppliers for most significant categories of parts and components. However, the volatility of petroleum prices may affect Sony’s production and/or the cost of goods sold because Sony consumes a tremendous volume of plastic raw materials as parts and components for its products.

After-Sales Service

      Sony provides repair and servicing functions in the countries where its electronic products are sold. In large markets, such as Japan, the U.S., and Europe, Sony provides these services through its own service centers, factories, authorized independent service centers, authorized servicing dealers, and its subsidiaries; other markets are principally serviced through authorized servicing dealers.

      In line with industry practice, almost all of Sony’s electronic products sold in Japan carry a warranty, generally for a period of one year from the date of purchase, for repairs, free of charge, for malfunctions occurring in the course of ordinary use. In the case of broadcast- and professional-use products, Sony maintains support contracts with customers in addition to warranties. Overseas warranties are generally provided for various periods of time depending on the product and the country where it is marketed.

      To further ensure customer satisfaction, Sony maintains customer information centers in its principal markets.

Patents and Licenses

      Sony has a number of Japanese and foreign patents relating to its products. Many of the patents owned by Sony are licensed to others, under reasonable terms and conditions. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain licenses are important to Sony’s business such as optical disc related products, and Sony considers its overall license position beneficial to its operations.

Competition

      In each of its principal product lines, Sony encounters intense competition throughout the world. Sony believes, however, that in the aggregate it competes successfully and has a major position in all of the principal product lines in which it is engaged, although the strength of its position varies with products and markets. See also “Risk Factors” in “Item 3. Key Information.”

      In the Electronics business, Sony believes that its attractive product planning, the high quality of its products, its record of innovative product introductions and product improvements, and its extensive marketing and servicing efforts are important factors in maintaining its competitive position.

      The Game business is a historically volatile and highly dynamic industry and Sony’s competitive position is affected by changing technology and product introductions, limited platform life cycles, popularity of software titles, seasonality, consumer spending and other economic trends. Sony’s chief competitors in the field of hardware also market their own game consoles and software titles. In the software business, development of hit titles is becoming increasingly difficult.

      Success in the music entertainment business is dependent to a large extent upon the artistic and creative abilities of employees and outside talent and is subject to the vagaries of public taste. Although SMEI is one of the largest recorded music companies in the world, its competitive position in the future depends on its continuing ability to attract and develop talent that can achieve a high degree of public acceptance. This position also depends on making appropriate investments in new technologies for digitization and networking. In addition, the recorded music business continues to be adversely affected by counterfeiting, piracy, parallel imports, and downloading of digital music files from the Internet without authorization from rights owners.

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

Government Regulations

      Sony’s business activities are subject to various governmental regulations in countries in which it operates, including regulations relating to business/ investment approvals, export regulations including those related to national security considerations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. In Japan, insurance, banking, and financing businesses are subject to approvals from the Financial Services Agency. In addition, satellite broadcasting and telecommunication businesses are subject to approvals from the Ministry of Posts and Telecommunications. In the U.S., broadcasting business is subject to approvals from the Federal Communications Commission. Sony is also subject to environmental regulation in the jurisdictions in which it operates, particularly those in which it has manufacturing, research, or similar operations in its Electronics and Game businesses.

Property, Plants and Equipment

      Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land on which they are located are owned by Sony, free from significant encumbrances.

      The following table sets forth information as of March 31, 2001 with respect to principal plants for the manufacturing of products for the Electronics business and entertainment hardware for the Game business with floor space of more than 500,000 square feet:

	Approximate
Location	floor space	Principal products manufactured

	(square feet)

In Japan:

Nagasaki	1,930,000	Semiconductors
(Sony Semiconductor Kyushu Corporation — Nagasaki TEC and SCE)

Miyagi	1,654,000	Magnetic and optical storage media and
(Sony Corporation and Sony Miyagi Corporation)		electronic components

Kagoshima	1,079,000	Semiconductors
(Sony Semiconductor Kyushu Corporation — Kagoshima TEC)

Fukushima	983,000	Batteries and electronic components
(Sony Fukushima Corporation)

Aichi	932,000	Video cameras, digital still cameras,
(Sony EMCS Corporation — Kohda TEC)		PCs, and entertainment hardware

Aichi	868,000	CRTs
(Sony EMCS Corporation — Inazawa TEC)

Aichi	831,000	Televisions and computer displays
(Sony EMCS Corporation — Ichinomiya TEC)

Tochigi	813,000	Magnetic tapes, adhesives, and
(Sony Chemicals Corporation)		electronic components

Tochigi	611,000	Magnetic and optical storage media and
(Sony Tochigi Corporation)		batteries

Chiba	609,000	DVD-Video players and entertainment
(Sony EMCS Corporation — Kisarazu TEC)		hardware

Shizuoka	571,000	Broadcast- and professional-use video
(Sony EMCS Corporation — Kosai TEC)		equipment and projectors

Gifu	524,000	Video cameras, digital still cameras,
(Sony EMCS Corporation — Minokamo TEC)		mobile phones, and entertainment hardware

      In addition to the above, Sony is constructing a semiconductor-related manufacturing facility in Kumamoto, Japan, targeting to start operations in October 2001.

	Approximate
Location	floor space	Principal products manufactured

	(square feet)

Overseas:

Pittsburgh, Pennsylvania, U.S.A.	2,800,000	Televisions and CRTs
(Sony Electronics Inc.)

San Diego, California, U.S.A.	2,270,000	Computer displays and CRTs
(Sony Electronics Inc.)

Penang, Malaysia	973,000	Audio equipment and data storage systems
(Sony Electronics (Malaysia) Sdn. Bhd.)

Tijuana, Mexico	953,000	Televisions and computer displays
(Sony de Tijuana Este, S.A. de C.V.)

Dothan, Alabama, U.S.A.	884,000	Magnetic storage media
(Sony Magnetic Products Inc. of America)

Bangi, Malaysia	788,000	DVD-Video players, VTRs, and televisions
(Sony Technology Malaysia Sdn. Bhd.)

Jurong, Singapore	788,000	CRTs
(Sony Electronics (Singapore) Pte. Ltd.)

Bridgend, Wales, U.K.	747,000	CRTs
(Sony United Kingdom Limited)

Pencoed, Wales, U.K.	707,000	Televisions and computer displays
(Sony United Kingdom Limited)

Nuevo Laredo, Mexico	606,000	Magnetic storage media
(Sony Nuevo Laredo, S.A. de C.V.)

Bekasi, Indonesia	576,000	Audio equipment
(P.T. Sony Electronics Indonesia)

Barcelona, Spain	566,000	Televisions
(Sony Espana, S.A.)

      In addition to the above, Sony has a number of other plants for electronic products throughout the world. Sony owns research and development facilities, and employee housing and recreation facilities, as well as Sony Corporation’s headquarters buildings in Tokyo, Japan, where administrative functions and product development activities are carried out. SCEI leases its corporate headquarters buildings located in Tokyo, where administrative functions, product development, and software production are carried out. SCEA and SCEE lease their offices in the U.S. and Europe, respectively.

      The following table sets forth information as of March 31, 2001 with respect to principal plants for the manufacturing of software for the Music and Game businesses with floor space of more than 500,000 square feet:

	Approximate
Location	floor space	Principal products manufactured

	(square feet)

Shizuoka, Japan	724,000	CDs, CD-ROMs, DVDs, and MDs
(Sony Music Entertainment (Japan) Inc.)

Terre Haute, Indiana, U.S.A.	645,000	CDs, CD-ROMs, and DVDs
(Digital Audio Disc Corporation)

      In addition to the above, SMEI and its affiliates have several plants in various parts of the world and lease their corporate headquarters located in New York City. Most of SMEJ’s offices, including leased premises, are located in Tokyo, Japan.

      SPE’s corporate offices and major motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates two studio facilities, Sony Pictures Studios and The Culver Studios. (The aggregate approximate floor space of these two studios is 2,857,000 square feet.) SPE also leases office spaces and motion picture and television support facilities from affiliates of Sony Corporation and other third parties. Its film and videotape storage operations are located in Inwood, New York, where SPE also leases space.

      In November 2000, Sony notified the third-party owner of the building currently under lease for the corporate headquarters of Sony’s U.S. subsidiaries that it will exercise its option to purchase the building. Sony must, as a condition to completing the purchase, make a cash payment totaling 236 million U.S. dollars in December 2001.

Item 5.  Operating and Financial Review and Prospects

Notes to Operating and Financial Review and Prospects

(i)	On January 5, 2000, the acquisition transactions by way of exchanges of stock, whereby Sony Music Entertainment (Japan) Inc., Sony Chemicals Corporation, and Sony Precision Technology Inc. became wholly-owned subsidiaries of Sony Corporation, were completed. Intangible assets and goodwill realized from these transactions are being amortized over their useful lives of up to a maximum of 20 years. Such amortization is recorded in selling, general and administrative expenses. As a result, during the fiscal year ended March 31, 2001, operating income and income before income taxes each decreased by 16.7 billion yen, and net income decreased by 13.3 billion yen, and during the fiscal year ended March 31, 2000, operating income and income before income taxes each decreased by 4.2 billion yen, and net income decreased by 3.3 billion yen (refer to Note 3 of Notes to Consolidated Financial Statements).

(ii)	In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films.” SOP 00-2 is effective for fiscal years starting on or after December 16, 2000 with early application encouraged. Sony adopted SOP 00-2 effective as of April 1, 2000 (refer to Note 2 of Notes to Consolidated Financial Statements). As a result, Sony’s operating income, income before income taxes, and net income for the fiscal year ended March 31, 2001 each decreased by 28.5 billion yen. Additionally, Sony’s net income for the fiscal year ended March 31, 2001 decreased by 101.7 billion yen, reflecting a one-time non-cash after-tax cumulative effect adjustment in the income statement directly above the caption of “net income” for a change in accounting principle.

(iii)	In December 1999, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements.” Sony adopted SAB No. 101 in the fiscal year ended March 31, 2001, effective as of April 1, 2000 (refer to Note 2 of Notes to Consolidated Financial Statements). The impact on consolidated results for this change in accounting principle was not material. However, a one-time non-cash after-tax cumulative effect adjustment of 2.8 billion yen was recorded in the income statement directly above the caption of “net income” for a change in accounting principle.

(iv)	Effective from the fiscal year ended March 31, 2001, gain or loss on sale and disposal, net and loss from impairment of long-lived assets, which was previously recorded in other income and expenses, is now recorded in selling, general and administrative expenses. The presentation for previous fiscal years has been restated to conform to the presentation for the fiscal year ended March 31, 2001. In addition to the above restatements, certain amounts in the consolidated balance sheets, consolidated statements of income, and consolidated statements of cash flows in previous fiscal years have been reclassified to conform to the presentation for the fiscal year ended March 31, 2001.

Operating Results

(The fiscal year ended March 31, 2001 compared with the fiscal year ended March 31, 2000)

Impact of Foreign Exchange Fluctuations and Basic Countermeasures

      During the fiscal year ended March 31, 2001, the average value of the yen was 109.6 yen against the U.S. dollar, and 98.9 yen against the euro, which was 0.9 percent higher against the U.S. dollar and 15.1 percent higher against the euro, respectively, compared with the level of the previous year. Operating results on a local currency basis described in “Operating Performance” show results of sales and operating revenue (“sales”) and operating income obtained by applying the yen’s monthly average exchange rate in the previous year to monthly local currency-denominated sales, cost of sales, and selling, general and administrative expenses for the fiscal year ended March 31, 2001, assuming the value of the yen had remained the same. Regarding the U.S. based Music and Pictures businesses, results of worldwide subsidiaries (in the case of Music, excluding those of Japan) are consolidated on a U.S. dollar basis and then translated into yen. Therefore, regarding such businesses, discussion of operating results on a local currency basis is on a U.S. dollar basis. Local currency basis results are not reflected in Sony’s financial statements and are not measures conforming with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”). Also, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful information to investors regarding operating performance.

      Particularly in the Electronics and Game businesses, which are subject to foreign currency fluctuations, Sony employs foreign exchange forward contracts and foreign currency option contracts to hedge the foreign currency risks associated with receivables from consolidated companies that arise from its export and import transactions of materials, parts, and products. Furthermore, particularly in the Electronics business, to minimize the adverse effects of foreign exchange fluctuations on its financial results and to reduce inventory and costs, Sony seeks, when appropriate, to localize material and parts procurement, design, and manufacturing operations outside Japan.

Operating Performance

      For the fiscal year ended March 31, 2001, worldwide economic conditions were generally favorable during the first half of the year in such major regions as Japan, the U.S., Europe, Asia excluding Japan (“Asia”), and Latin America, reflecting continued strong economic growth in the U.S. and Europe. However in the second half of the year, an economic slowdown was clearly seen in the U.S., where there was a rapid deceleration in the growth of personal consumption. Corresponding to this negative trend in the U.S., economies of such regions as Asia and Europe as well as Japan also showed signs of slowing down toward the end of the year. In Japan, full-scale economic recovery was not achieved partly due to continuing concerns regarding the quality of credit portfolios in the banking sector. Under such market conditions and reflecting the impact of the translation of financial results into yen, the currency in which the financial statements are prepared, Sony’s sales for the fiscal year ended March 31, 2001 increased 9.4 percent and operating income increased 1.0 percent compared with the previous year. The favorable results for sales and operating income were primarily due to strong results in the Electronics business despite the negative impact of the yen’s strength against the U.S. dollar and particularly the euro. The sales increase was due to higher sales in all business segments except for the Music business. The slight increase in operating income was due to significant profit increase in the Electronics business offset by losses in the Game and Other businesses and lower profits in the Music, Pictures, and Insurance businesses.

      On a local currency basis (In connection with all references herein to results of operations expressed on a local currency basis, please refer to “Impact of Foreign Exchange Fluctuations and Basic

Countermeasures”), Sony’s sales for the fiscal year ended March 31, 2001 increased approximately 12 percent and operating income increased approximately 48 percent compared with the previous year.

Sales

      Sales for the fiscal year ended March 31, 2001 increased by 628.2 billion yen, or 9.4 percent, to 7,314.8 billion yen compared with the previous year, for the reasons discussed above.

Cost of Sales and Selling, General and Administrative Expenses (Excluding the Insurance Business)

      Cost of sales for the fiscal year ended March 31, 2001 increased by 451.6 billion yen, or 9.8 percent, to 5,046.7 billion yen compared with the previous year and increased from 72.9 percent to 73.3 percent as a percentage of sales. The increase in cost of sales was primarily due to increases in manufacturing-related expenses, such as raw materials and depreciation, and research and development expenses. This increase in cost of sales was partially offset by the yen’s strength against the U.S. dollar and particularly the euro. In addition, in the Pictures business, due to Sony’s adoption in April 2000 of the new film accounting standard (refer to Note 2 of Notes to Consolidated Financial Statements), certain exploitation costs such as advertising expenses and marketing costs are now recorded as incurred in selling, general, and administrative expenses for the current fiscal year, rather than deferred as film inventory and amortized in cost of sales as in previous fiscal years. Research and development expenses for the fiscal year ended March 31, 2001 increased by 22.2 billion yen, or 5.6 percent, to 416.7 billion yen compared with the previous year, primarily in the Electronics business. However, the ratio of research and development expenses to sales decreased from 6.3 percent to 6.0 percent.

      Selling, general and administrative expenses for the fiscal year ended March 31, 2001 increased by 125.0 billion yen, or 8.3 percent, to 1,634.0 billion yen compared with the previous year. Despite this increase, the ratio of selling, general and administrative expenses to sales decreased from 23.9 percent to 23.7 percent. The increase in expenses was primarily due to the effects of the aforementioned new film accounting standard, an increase in amortization expenses for intangible assets and goodwill resulting from the acquisition transactions of three listed subsidiaries (refer to Note 3 of Notes to Consolidated Financial Statements), and an increase in royalty expenses. However, the increase in selling, general, and administrative expenses was partially offset by the yen’s strength against the U.S. dollar and particularly the euro and the approximately 5.6 billion yen reversal of stock-price linked incentive compensation, reflecting the decrease in Sony Corporation’s stock price during the year. In comparison, the previous year included an approximately 19.2 billion yen charge related to incentive compensation. In addition, gains or losses on the sale and disposal, net and losses from impairment of long-lived assets, which were previously recorded in other income and expenses, are now recorded in selling, general and administrative expenses (refer to Note 2 of Notes to Consolidated Financial Statements). Losses on the sale and disposal, net and losses from impairment of long-lived assets increased by 6.9 billion yen, or 39.5 percent, to 24.3 billion yen compared with the previous year. During the year, losses on the sale and disposal of long-lived assets were recorded primarily in the Electronics business, in which Sony actively proceeded with new equipment purchases and realignment of manufacturing facilities.

Operating Income

      As a result of the factors discussed above, operating income for the fiscal year ended March 31, 2001 increased by 2.1 billion yen, or 1.0 percent, to 225.3 billion yen compared with the previous year. However, the operating margin decreased from 3.3 percent to 3.1 percent.

Operating Performance by Business Segment

      The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. In the Electronics business, sales and operating revenue by product category represent sales to customers, which do not include intersegment transactions (refer to Note 22 of Notes to Consolidated Financial Statements).

Business Segment Information

	(Yen in billions)

	Year Ended March 31			Percent change
				on a local
	2000	2001	Percent change	currency basis

Sales and operating revenue

Electronics	4,719.6	5,523.9	+17.0	+21

Game	654.7	660.9	+0.9	+2

Music	706.9	612.1	-13.4	-14

Pictures	494.7	555.2	+12.2	+12

Insurance	380.3	426.9	+12.3	—

Other	361.5	405.1	+12.1	—

Elimination	(631.1)	(869.4)	—	—

Consolidated	6,686.7	7,314.8	+9.4	+12

	(Yen in billions)

	Year Ended March 31			Percent change
				on a local
	2000	2001	Percent change	currency basis

Operating income (loss)

Electronics	101.4	248.7	+145.2	+249

Game	76.9	(51.1)	—	—

Music	28.3	20.5	-27.5	-38

Pictures	35.9	4.3	-88.0	-93

Insurance	20.9	17.9	-14.2	—

Other	(9.9)	(11.3)	—	—

Elimination and Unallocated corporate expenses	(30.3)	(3.6)	—	—

Consolidated	223.2	225.3	+1.0	+48

Electronics

      Sales for the fiscal year ended March 31, 2001 increased by 804.3 billion yen, or 17.0 percent, to 5,523.9 billion yen compared with the previous year. Operating income increased by 147.3 billion yen, or 145.2 percent, to 248.7 billion yen and the operating margin increased from 2.1 percent to 4.5 percent. The significant improvement in results was due to sales increases in many product categories especially in digital equipment and electronic devices, although the results were offset in part by the negative impact of the yen’s strength against the U.S. dollar and particularly the euro. Regarding sales by area, sales increased significantly in Japan, the U.S., Asia, and Latin America, while sales increased only slightly in Europe, where the significant strength of the yen against the euro negatively impacted sales. In Japan, demand remained strong as in the previous year, especially in information and communication areas. In the U.S., demand increased significantly for most digital products, particularly in the first half of the year. In Asia, demand increased for electronic devices such as semiconductors. In Latin America, sales were positively impacted by the strong U.S. economy as well as increased local demand. Operating income increased significantly due to improvement in profit performance reflecting the aforementioned higher sales. However, operating income was negatively impacted in part by the yen’s strength against the U.S. dollar and particularly the euro. In addition, operating losses were recorded in the fourth quarter. The operating losses were primarily due to Sony’s reductions in manufacturing output and higher advertising expenses. Sony increased these expenses as part of an effort to promote sales in response to inventory increases and slowing sales growth in the U.S. particularly from December 2000 to the end of the year. Furthermore, regarding Aiwa Co., Ltd., an approximately 51 percent owned consolidated subsidiary of Sony Corporation, operating losses increased significantly and negatively affected the results in the Electronics business during the year.

     Performance by product category

“Audio” sales decreased by 10.9 billion yen, or 1.2 percent, to 924.0 billion yen. The decrease was primarily due to lower sales of radio-cassette recorders, which were negatively impacted by lower demand in most areas, other than Latin America, as well as lower prices. Regarding home-use audio, although demand increased especially in Europe and Latin America, the increase in overall sales was limited primarily due to lower sales in Europe, when translated into the yen, reflecting the significant strength of the yen against the euro. Regarding headphone stereos, overall sales increased slightly, primarily because demand for the CD/MD format increased, although demand for the compact cassette format decreased especially in the U.S. and Europe. Also, overall sales of car audio slightly increased primarily due to higher demand for the CD/MD format particularly in the U.S.

“Video” sales increased by 121.1 billion yen, or 12.4 percent, to 1,097.8 billion yen. The increase was primarily due to higher sales of digital still cameras, home-use video cameras, and DVD-Video players, although sales of home-use video decks decreased. Regarding digital still cameras, sales increased due to higher demand primarily in Japan, the U.S., and Europe, reflecting improvement in picture quality and further penetration of PCs. Regarding home-use video cameras, overall sales increased due to higher demand for digital format primarily in the U.S., Europe, and Asia, although sales in Europe decreased due to the significant strength of the yen against the euro. Regarding DVD-Video players, sales increased due to higher demand especially in the U.S. and Europe, reflecting increased availability of content. On the other hand, overall sales of home-use video decks decreased primarily due to lower demand in Japan as well as lower prices, despite an increase in demand in the U.S.

“Televisions” sales increased by 90.8 billion yen, or 12.7 percent, to 805.0 billion yen. The increase was primarily due to higher sales of televisions (including large-screen projection televisions) and projectors. Regarding televisions, sales increased due to higher demand for large-screen televisions that incorporate flat surface CRTs and projection televisions, especially in the U.S. and Latin America, although sales decreased in Europe reflecting the significant strength of the yen against the euro. In addition, regarding projectors, sales increased due to higher demand in Europe and Asia.

“Information and communications” sales increased by 279.9 billion yen, or 26.6 percent, to 1,332.6 billion yen. The increase was primarily due to higher sales of PCs, mobile phones, CD-R/ RW drives, and Memory Stick. Overall sales of PCs increased significantly due to higher demand for notebook PCs in Japan, the U.S., and Europe, and also for desktop PCs in Japan and the U.S., reflecting aggressive introductions of high value-added new models. Regarding mobile phones, sales increased significantly due to higher demand in Japan and Europe, reflecting aggressive introductions of new models. Sales of mobile phones in the U.S. had been discontinued in the previous year. For CD-R/ RW drives, sales increased primarily in Asia, reflecting sales to PC vendors, due to higher demand, which reflected lower prices of the recording media for this format. Regarding Memory Stick, sales increased primarily due to Sony’s aggressive introduction, aimed at further penetration, of such format and also due to increases in the number of products which support such format. In April 2001, Sony’s cumulative production of Memory Stick reached 10 million units.

“Electronic components and other” sales increased by 121.8 billion yen, or 17.0 percent, to 839.2 billion yen. The increase was primarily due to significant sales increases of electronic devices, including system LSIs, CCDs, LCDs, memory chips, and optical pickups, reflecting higher demand for most electronics products such as digital AV and PC-related equipment.

      Cost of sales in the Electronics business increased primarily in manufacturing-related expenses such as raw materials, reflecting increases in manufacturing output from higher demand, and in research and development expenses. Selling, general and administrative expenses increased primarily in advertising expenses, reflecting Sony’s efforts to expand sales further, especially in the second half of the year, and royalty expenses relating to information-and communications-related technologies. On the other hand, the increases in cost of sales as well as selling, general and administrative expenses were partially offset by the yen’s strength against the U.S. dollar and particularly the euro. However, the ratio of cost of sales to sales and the ratio of selling, general, and administrative expenses to sales decreased, due to the aforementioned significant sales increase. Regarding profit performance by product category, operating income for the year was primarily derived from home-use video cameras, digital still cameras, semiconductors, and televisions. On the other hand, losses were recorded in such categories as HiFD drives (a high-capacity floppy disk-based data recording system), which incurred expenses relating to termination of the development, manufacture, and sale of such product during the year; and the WLL (wireless local loop access system) service business, which incurred expenses relating to investment for wireless communication infrastructure. Compared with the previous year, profit of semiconductors increased significantly and that of such categories as televisions and PCs also increased. Regarding mobile phones, results were negatively impacted by research and development expenses relating to next-generation telecommunication technologies and the significant strength of the yen against the euro. However, operating loss decreased significantly. Large expenses were recorded in the previous year, primarily due to the discontinuation of the mobile phone business in North America, and sales of mobile phones newly introduced in Japan were favorable during the year under review compared with the previous year.

      During the year, regarding the geographical breakdown of Sony’s total production amount (excluding Aiwa, which represented less than 10 percent of sales in Sony’s Electronics business) and the final destination of such production, more than half of total production was in Japan, where production of digital AV products, information and communication products, and electronic devices increased significantly, and slightly more than 50 percent of such production was destined for other regions. Asia accounted for approximately a quarter of total production, slightly less than 70 percent of which was destined for other regions. The Americas and Europe together accounted for the remaining quarter of total production, most of which was destined for use in the respective area of production. Regarding realignment of manufacturing facilities in the Electronics business, during the year, Sony consolidated in Japan a subsidiary where batteries were manufactured with a subsidiary where electronic devices were manufactured. Sony sold to Solectron Corporation a subsidiary in Japan where car AV products were manufactured and a subsidiary in Taiwan where audio equipment was manufactured. Sony closed a subsidiary in Taiwan where video products were manufactured. As a result, the number of manufacturing facilities at March 31, 2001 was 60, compared with 64 at March 31, 2000.

      Results in the Electronics business were negatively impacted by the yen’s strength against the U.S. dollar and particularly the euro. On a local currency basis, sales for the fiscal year ended March 31, 2001 increased approximately 21 percent and operating income increased approximately 249 percent compared with the previous year. This was due to improved profitability primarily from significant sales increases in digital products and electronic devices, along with improved efficiencies of manufacturing facilities. Regarding sales by area on a local currency basis, in Japan, sales of PCs, mobile phones, semiconductors, digital still cameras, and broadcast- and professional-use equipment increased, while sales of home-use video decks and most categories of audio equipment decreased. In the U.S., sales of PCs, televisions, home-use video cameras, digital still cameras, DVD-Video players, and semiconductors increased, although sales of broadcast- and professional-use equipment and home telephones decreased. In Europe, sales of PCs, home-use video cameras, digital still cameras, mobile phones, computer displays, DVD-Video players, home-use audio, televisions, and semiconductors increased, while sales of home-use video decks and radio cassette recorders decreased. In Other areas, sales of CD-R/ RW drives, semiconductors, and optical pickups increased in Asia, and sales of televisions and home-use audio increased in South America.

Game

      Sales for the fiscal year ended March 31, 2001 increased by 6.2 billion yen, or 0.9 percent, to 660.9 billion yen compared with the previous year. Regarding profit performance, compared with an operating profit of 76.9 billion yen recorded in the previous year, an operating loss of 51.1 billion yen was recorded.

      Regarding sales by area, in Japan, despite a decrease in software sales, overall sales in Japan were almost flat due to higher sales of hardware, reflecting the introductions of PlayStation 2 in March 2000 and PS one in July 2000. In the U.S., overall sales increased due to higher sales of hardware, reflecting the introductions of PS one in September 2000 and PlayStation 2 in October 2000 although software sales decreased. The strength of the yen against the U.S. dollar had a negative effect on sales. In Europe, although hardware sales increased reflecting the introduction of PS one in September 2000 and PlayStation 2 in November 2000, overall sales decreased in Europe due to lower sales of software. The significant strength of the yen against the euro had a significant negative effect on sales. In addition, in the U.S. and Europe, due to shortages in production shipments and supplies of PlayStation and PS one hardware in certain periods during the year, sales of such hardware decreased in the corresponding periods, and software sales in those areas were negatively affected.

      Total worldwide production shipments of PlayStation and PS one hardware for the fiscal year ended March 31, 2001 were 9.31 million units for the year compared with 18.50 million units for the previous year, resulting in cumulative production shipments of 82.23 million units as of March 31, 2001. Worldwide production shipments of PlayStation 2 hardware were 9.20 million units for the year compared with 1.41 million units for the previous year, resulting in cumulative production shipments of 10.61 million units as of March 31, 2001. Worldwide production shipments of PlayStation software (including that from both Sony and third parties under Sony licenses) were 135 million units for the year compared with 200 million units for the previous year, resulting in cumulative production shipments of 765 million units as of March 31, 2001. In addition, worldwide production shipments of PlayStation 2 software (including that from both Sony and third parties under Sony licenses) were 35.4 million units for the year compared with 2.9 million units for the previous year, resulting in cumulative production shipments of 38.3 million units as of March 31, 2001.

      Operating losses were recorded during the year principally due to the aforementioned software sales decrease and start-up expenses for the PlayStation 2 format. Cost of sales in the Game business increased principally due to manufacturing-related expenses for PlayStation 2 hardware, including raw materials and depreciation, which are attributable to capital expenditures from previous years. Selling, general, and administrative expenses also increased principally due to amortization of intangible assets and goodwill resulting from the acquisition transactions of three listed subsidiaries (refer to Note 3 of Notes to Consolidated Financial Statements). As a result, the ratio of cost of sales and the ratio of selling, general, and administrative expenses to sales rose.

      Sales in the Game business were negatively impacted by the yen’s strength against the U.S. dollar and particularly the euro. On a local currency basis, sales for the fiscal year ended March 31, 2001 increased approximately 2 percent and an operating loss was recorded compared with an operating profit in the previous year.

Music

      Sales for the fiscal year ended March 31, 2001 decreased by 94.8 billion yen, or 13.4 percent, to 612.1 billion yen compared with the previous year. Operating income decreased by 7.8 billion yen, or 27.5 percent, to 20.5 billion yen and the operating margin decreased from 4.0 percent to 3.3 percent.

      Regarding the results of Sony Music Entertainment Inc. (“SMEI”), the U.S. based operation, sales and operating income decreased. The lower sales were primarily due to soft market conditions in a number of international territories, the delayed timing of certain new releases, and the strengthening of the U.S. dollar against foreign currencies, despite the strong sales of several albums. Regarding profit performance, the decrease in profit was primarily due to the aforementioned factors which resulted in lower sales, as well as increased spending associated with various digital media development and investing activities and expenses associated with the discontinuation and closure in March 2001 of a U.S. manufacturing facility where cassette music software was previously manufactured. Despite the lower sales, the ratio of selling, general, and administrative expenses to sales during the year was almost flat compared with the previous year due to the benefit of global cost reduction initiatives. During the year, SMEI reduced its worldwide work force by 10 percent.

      Regarding the results of the Music business in Japan, comprised of Sony Music Entertainment (Japan) Inc. (“SMEJ”) and its subsidiaries, overall sales decreased primarily due to lower sales of SMEJ reflecting the delay of releases from certain artists and due to discontinuation of a business to sell CD-ROM software at an SMEJ subsidiary. Despite the decrease in sales, operating income increased by pursuing efficiencies in such areas as advertising expenses at SMEJ.

      Regarding results in the Music business on a local currency basis, sales for the fiscal year ended March 31, 2001 decreased approximately 14 percent and operating income decreased approximately 38 percent compared with the previous year.

Pictures

      Sales for the fiscal year ended March 31, 2001 increased by 60.5 billion yen, or 12.2 percent, to 555.2 billion yen compared with the previous year. Operating income decreased by 31.6 billion yen, or 88.0 percent, to 4.3 billion yen and the operating margin decreased from 7.3 percent to 0.8 percent, primarily due to the adoption of the new film accounting standard (refer to Note 2 of Notes to Consolidated Financial Statements). The results in the Pictures business consist of the results of Sony Pictures Entertainment (“SPE”), a U.S. based operation.

      The sales increase was primarily due to higher box office revenues from successful current year motion picture releases as well as the growth of DVD software sales in the home entertainment business. However, the sales increase was partly offset by fewer network television series episodes and lower television syndication sales. Regarding profit performance, despite the contribution from higher sales of DVD software, operating income significantly decreased primarily due to the 28.5 billion yen negative impact from the adoption of the new film accounting standard (refer to Note 2 of Notes to Consolidated Financial Statements), lower television syndication sales, and expenses associated with the start-up of online businesses and other strategic investments in the areas of new digital entertainment initiatives.

      Regarding results in the Pictures business on a local currency basis, sales for the fiscal year ended March 31, 2001 increased approximately 12 percent and operating income decreased approximately 93 percent compared with the previous year.

Insurance

      Insurance revenue for the fiscal year ended March 31, 2001 increased by 46.6 billion yen, or 12.3 percent, to 426.9 billion yen compared with the previous year. Operating income decreased by 3.0 billion yen, or 14.2 percent, to 17.9 billion yen and the operating margin decreased from 5.5 percent to 4.2 percent.

      Regarding the results of Sony Life Insurance Co., Ltd., revenue increased and profit decreased compared with the previous year. The revenue increase was due to a net increase in life insurance-in-force from individual life insurance products such as term-life and medical expense coverage. However, reflecting the weak Japanese stock market conditions during the year, the revenue increase was partially offset by revaluation losses from investments under separate account for variable life insurance and variable annuity products. Regarding profit performance, operating profit decreased primarily because reserves for the Life Insurance Policyholders Protection Corporation of Japan were recorded, and because the amount accrued to policy reserves increased, reflecting a reduction in interest rates related to the valuation of such reserves for newly acquired policies during the year. As the profit performance from investments under the aforementioned separate account is solely for the account of policyholders, while it impacts revenues, it does not affect the profit performance of Sony.

      Regarding the results of the non-life insurance business conducted by Sony Assurance Inc., although sales increased due to a net increase in non-life insurance-in-force from automobile insurance, losses continued to be recorded since expenses, including advertising expenses and payments for insurance benefits, were higher than revenue.

Condensed insurance business financial statements

      The Insurance business is included on a consolidated basis in Sony’s consolidated financial statements. The following schedule shows unaudited condensed financial statements for the Insurance business and for all other businesses excluding Insurance business as well as condensed consolidated financial statements. While these presentations are not required under U.S. GAAP used in Sony’s consolidated financial statements, because the Insurance business is different in nature from Sony’s other businesses such as Electronics, Game, Music, and Pictures businesses, Sony believes that these types of comparative presentations help the understanding and analysis of Sony’s consolidated financial statements. Transactions between the Insurance business and all other businesses excluding Insurance business are eliminated in the consolidated figures shown below.

      Policy reserves, included in future insurance policy benefits and other in the following condensed balance sheets, are recorded under U.S. GAAP. As for the statutory books of account, Sony Life Insurance Co., Ltd. has consistently satisfied a sufficient level of policy reserves as authorized by the

Financial Services Agency in Japan (the “FSA”), and in March 2001, aiming to further strengthen its financial condition, Sony Life Insurance Co., Ltd. increased its capital through a 50.0 billion yen capital injection from Sony Corporation and achieved a more conservative level of policy reserves as recommended by the FSA.

Condensed Balance Sheets (Unaudited)

	(Yen in millions)

	March 31

			All other businesses
			excluding Insurance
	Insurance business		business		Consolidated

	2000	2001	2000	2001	2000	2001

Assets

Cash and cash equivalents	216,680	271,858	409,384	335,387	626,064	607,245

Marketable securities	87,539	77,905	19,960	12,189	107,499	90,094

Other current assets	14,646	22,157	2,275,360	2,759,909	2,288,453	2,780,135

Investments and advances	810,963	1,094,097	264,631	294,891	1,075,594	1,388,988

Investments in Insurance business, at cost	—	—	64,822	124,822	—	—

Deferred insurance acquisition costs	239,981	270,022	—	—	239,981	270,022

Other long-lived assets	13,908	13,255	2,457,718	2,680,391	2,469,606	2,691,482

	1,383,717	1,749,294	5,491,875	6,207,589	6,807,197	7,827,966

Liabilities and stockholders’ equity

Future insurance policy benefits and other	1,124,873	1,366,013	—	—	1,124,873	1,366,013

Other liabilities and minority interest in consolidated subsidiaries	98,356	143,304	3,403,968	4,006,348	3,499,418	4,146,500

Liabilities and minority interest in consolidated subsidiaries	1,223,229	1,509,317	3,403,968	4,006,348	4,624,291	5,512,513

Stockholders’ equity	160,488	239,977	2,087,907	2,201,241	2,182,906	2,315,453

	1,383,717	1,749,294	5,491,875	6,207,589	6,807,197	7,827,966

Condensed Statements of Income (Unaudited)

	(Yen in millions)

	Year ended March 31

			All other businesses
			excluding Insurance
	Insurance business		business		Consolidated

	2000	2001	2000	2001	2000	2001

Insurance revenue	380,319	426,917	—	—	380,317	426,913

Net sales and operating revenue	—	—	6,308,381	6,890,346	6,306,344	6,887,911

	380,319	426,917	6,308,381	6,890,346	6,686,661	7,314,824

Insurance expenses and operating expenses	359,464	409,025	6,106,223	6,683,076	6,463,457	7,089,478

Operating income	20,855	17,892	202,158	207,270	223,204	225,346

Non-operating income (expenses), net	506	(1,550)	40,791	42,256	41,106	40,522

Income before income taxes	21,361	16,342	242,949	249,526	264,310	265,868

Income taxes and other	9,788	8,405	132,687	136,236	142,475	144,641

Cumulative effect of accounting changes	—	—	—	104,473	—	104,473

Net income	11,573	7,937	110,262	8,817	121,835	16,754

Condensed Statements of Cash Flows (Unaudited)

	(Yen in millions)

	Year ended March 31

			All other businesses
			excluding Insurance
	Insurance business		business		Consolidated

	2000	2001	2000	2001	2000	2001

Net cash provided by operating activities	202,860	239,549	376,603	305,218	579,463	544,767

Net cash used in investing activities	(107,892)	(244,411)	(351,041)	(534,637)	(449,893)	(719,048)

Net cash provided by (used in) financing activities	9,474	60,037	(68,509)	134,405	(68,075)	134,442

Effect of exchange rate changes on cash and cash equivalents	(1)	3	(27,640)	21,017	(27,641)	21,020

Net increase (decrease) in cash and cash equivalents	104,441	55,178	(70,587)	(73,997)	33,854	(18,819)

Cash and cash equivalents at beginning of year	112,239	216,680	479,971	409,384	592,210	626,064

Cash and cash equivalents at end of year	216,680	271,858	409,384	335,387	626,064	607,245

Other

      During the fiscal year ended March 31, 2001, the Other business included Sony Finance International, Inc., a leasing and credit financing business subsidiary in Japan; Sony Trading International Corporation, a subsidiary focused on a parts trading services business within the Sony group; an advertising agency business in Japan; location-based entertainment businesses in Japan, the U.S., and Germany; and satellite distribution-related businesses engaged in programming and distribution in Japan.

      Sales for the fiscal year ended March 31, 2001 increased by 43.6 billion yen, or 12.1 percent, to 405.1 billion yen, compared with the previous year. Approximately 70 percent of sales in the Other business reflected intersegment transactions during the year. Operating losses increased from 9.9 billion yen to 11.3 billion yen.

      During the year, sales increased primarily due to an increase in the sales of Sony Trading International Corporation, reflecting increases in product demand within the Electronics business. Regarding profit performance, losses were recorded primarily from location-based entertainment businesses in Japan, the U.S., and Germany and satellite distribution-related businesses in Japan. Regarding the location-based entertainment business, losses decreased in the U.S. as a result of the devaluation of assets for an entertainment facility recorded in the previous year, losses in Japan increased due to the devaluation of assets for an entertainment facility, and losses in Germany increased due to expenses relating to the shutdown of an entertainment facility.

Other Income and Expenses

      In consolidated results for the fiscal year ended March 31, 2001, other income increased by 21.4 billion yen, or 14.6 percent, to 167.7 billion yen, while other expenses increased by 21.9 billion yen, or 20.9 percent, to 127.1 billion yen, compared with the previous year.

      The increase in other income was primarily due to gains on sales of securities investments and other, net, gains on issuance of stock by equity investees, and gains from the contribution of certain marketable investment securities to employee retirement benefit trusts. Gain on sales of securities investments and other, net during the year was 41.7 billion yen. This gain resulted primarily from the sale to Liberty Digital of 50 percent of the equity of Game Show Network, a subsidiary that provides television programming services in the U.S. exclusively dedicated to interactive game playing and pre-recorded game shows; the sale of a small portion of the equity of a subsidiary engaged in a television channel operation in India; and the sale of a subsidiary engaged in the in-flight entertainment business in the U.S. On the other hand, gain on sales of securities investments and other, net in the previous year was 28.1 billion yen, which included gains from the sales of certain investment securities. In addition, other income during the year under review included 18.0 billion yen of gains on issuance of stock by equity investees. These gains were primarily related to public offerings of shares during the year by Crosswave Communications Inc. which provides high-capacity/high-speed network services in Japan; Monex, Inc. which provides on-line security trading services in Japan; and SKY Perfect Communications Inc. which provides satellite broadcasting services in Japan (refer to Note 18 of Notes to Consolidated Financial Statements). Moreover, other income during the year under review included 11.1 billion yen of gains from the contribution of certain marketable investment securities held by Sony Corporation and its subsidiaries to employee retirement benefit trusts. Royalty income increased from 21.7 billion yen in the previous year to 29.3 billion yen, primarily due to increases in licensing revenues from optical disc and video signal compression technologies. Interest and dividends increased from 17.7 billion yen in the previous year to 18.5 billion yen, primarily due to increase in interest received at subsidiaries outside Japan. Other income was negatively impacted by a foreign exchange loss, net, that was recorded during the year, compared with a foreign exchange gain, net, recorded in the previous year.

      To hedge risks from exchange rate fluctuations, Sony primarily employs foreign exchange forward contracts and foreign currency option contracts. During the year, 15.7 billion yen of foreign exchange loss, net was recorded. This loss was primarily due to foreign exchange losses realized in connection with foreign exchange forward contracts previously entered into to hedge the foreign currency risk associated with receivables from consolidated companies recorded in the second half of the year, as well as revaluation losses recorded in connection with foreign exchange forward contracts and foreign currency option contracts entered into to hedge the foreign currency risk associated with receivables from consolidated companies that are expected to be recorded in the fiscal year ending March 31, 2002. These losses reflected the sudden weakening of the yen’s average rate against the euro and the U.S. dollar in the second half of the year. On the other hand, 27.5 billion yen of foreign exchange gain, net, was recorded in the previous year. This gain was primarily due to the foreign exchange gains realized in connection with foreign exchange forward contracts previously entered into to hedge the foreign currency risk associated with receivables from consolidated companies, as well as revaluation gains recorded in connection with foreign exchange forward contracts and foreign currency option contracts entered into to hedge the foreign currency risk associated with receivables from consolidated companies that were expected to be recorded in the fiscal year ending March 31, 2001. These gains reflected the strengthening of the yen in the previous year.

      The increase in other expenses was primarily due to the aforementioned foreign exchange loss, net. Interest expense increased from 42.0 billion yen in the previous year to 43.0 billion yen, primarily due to an increase in the average outstanding balances of debt outside Japan in addition to the yen’s appreciation. As a result, the balance of interest and dividends income, less interest expense, was almost flat at 24.5 billion yen of net interest expense, compared with the previous year.

Income before Income Taxes

      Income before income taxes for the fiscal year ended March 31, 2001 increased by 1.6 billion yen, or 0.6 percent, to 265.9 billion yen compared with the previous year.

  Income Taxes

      Income taxes for the fiscal year ended March 31, 2001 increased by 20.9 billion yen, or 22.1 percent, to 115.5 billion yen, and the ratio of income taxes to income before income taxes (the effective tax rate) increased from 35.8 percent to 43.5 percent. This was primarily because a valuation allowance was established against deferred tax assets of Aiwa Co., Ltd. during the year, corresponding to an increase in its loss, while in the previous year, profit performance improved in certain U.S. subsidiaries that had operating loss carryforwards for tax purposes, which had the effect of lowering the effective tax rate.

      Deferred tax assets are recognized on operating loss carryforwards for tax purposes since these losses may reduce future taxable income. However, a valuation allowance is established against those deferred tax assets that are not expected to be realized because sufficient taxable income is not expected to be generated before those loss carryforwards expire. Sony has recognized a valuation allowance for deferred tax assets primarily relating to operating loss carryforwards of consolidated subsidiaries in the U.S. as well as Aiwa Co., Ltd.

Results of Affiliated Companies Accounted for under the Equity Method

      During the fiscal year ended March 31, 2001, equity affiliates included i) in the Electronics business — S.T. Liquid Crystal Display Corp. (“ST-LCD”), an LCD joint venture in Japan and Crosswave Communications Inc., a provider of high-capacity/high-speed network services in Japan, ii) in the Music business — The Columbia House Company (“CHC”), a direct marketer of music and videos, iii) in the Pictures business — Telemundo, a U.S. based Spanish language television network and station group and Loews Cineplex Entertainment Corporation (“Loews”), a theatrical exhibition company, and iv) in the Other business — a commercial- and other-use facility in Germany and a satellite broadcasting business in Japan.

      During the year, equity in net losses of affiliated companies increased from 37.8 billion yen in the previous year to 44.5 billion yen. Equity in net losses of affiliated companies during the year was primarily due to losses at Loews and CHC. With respect to Loews, 25.0 billion yen of equity in net losses was recorded during the year, primarily due to continued losses as well as the impairment loss recorded against the entire carrying value of Sony’s investment in Loews. In the previous year, 2.2 billion yen of equity in net losses was recorded for Loews. In February 2001, Loews filed petitions for corporate reorganization in the U.S. under Chapter 11 of the Federal Bankruptcy Code, and in Canada under the Companies-Creditors Arrangement Act, and signed a letter of intent with a group of investors regarding a proposed acquisition of Loews and a restructuring of its indebtedness. When the reorganization is completed, it is expected that Sony will no longer be a shareholder in Loews and Loews will be excluded from Sony’s equity affiliates. In addition, in relation to CHC, 6.0 billion yen of equity in net losses was recorded during the year, primarily due to sluggish sales reflecting the maturity of the CD market, severe competition from other online retailers, and costs associated with various restructuring activities. In the previous year, 13.6 billion yen of equity in net losses was recorded for CHC, primarily due to the costs relating to shortened amortization periods and an impairment of advertising and member acquisition expenses. Given the challenging business environment, CHC has restructured its business by reducing costs while seeking to focus on growth areas such as DVD video and online sales. Also, with respect to Telemundo, a satellite broadcasting business in Japan, a commercial- and other-use facility in Germany, and ST-LCD, although equity in net losses were recorded during the year, the amount of losses decreased compared with the previous year.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

      In the fiscal year ended March 31, 2001, regarding minority interest in income (loss) of consolidated subsidiaries, which is excluded from income before income taxes, 15.3 billion yen of minority interest in loss of consolidated subsidiaries was recorded, which increased net income by the same amount. This was primarily due to minority shareholders’ interest in the net losses of Aiwa Co., Ltd., an approximately 51 percent owned subsidiary of Sony Corporation. In the previous year, 10.0 billion yen of minority interest in income of consolidated subsidiaries was recorded, which decreased net income by the same amount. This was primarily due to minority shareholders’ interest in the net income of SMEJ, for the period prior to the acquisition transactions of three listed subsidiaries (refer to Note 3 of Notes to Consolidated Financial Statements), which was due to the favorable results of Sony Computer Entertainment (“SCE”), which was at that time an approximately 50 percent owned subsidiary of SMEJ.

Income before Cumulative Effect of Accounting Changes

      Income before cumulative effect of accounting changes for the fiscal year ended March 31, 2001 decreased by 0.6 billion yen, or 0.5 percent, to 121.2 billion yen compared with the previous year, due to the factors discussed above. As a percentage of sales, income before cumulative effect of accounting changes decreased from 1.8 percent to 1.7 percent.

Net Income

      Net income for the fiscal year ended March 31, 2001 decreased by 105.1 billion yen, or 86.2 percent, to 16.8 billion yen compared with the previous year. As a percentage of sales, net income decreased from 1.8 percent to 0.2 percent, and the return on stockholders’ equity (based on the average of such amounts at the end of each fiscal year and previous fiscal year) decreased from 6.1 percent to 0.7 percent. The decrease in net income was primarily due to the 104.5 billion yen one-time cumulative effect of accounting changes, relating to the adoption of the new film accounting standard (refer to Note 2 of Notes to Consolidated Financial Statements) and the accounting standard regarding revenue recognition (refer to Note 2 of Notes to Consolidated Financial Statements), as well as the increase in equity in net losses of affiliated companies, partially offset by the aforementioned positive impact from minority interest in income (loss) of consolidated subsidiaries.

      Basic net income per share was 18.3 yen compared with 144.6 yen in the previous year, and diluted net income per share was 19.3 yen compared with 131.7 yen in the previous year (refer to Notes 2 and 20 of Notes to Consolidated Financial Statements).

Operating Results

(The fiscal year ended March 31, 2000 compared with the fiscal year ended March 31, 1999)

Impact of Foreign Exchange Fluctuations and Basic Countermeasures

      During the fiscal year ended March 31, 2000, the average value of the yen was 110.6 yen against the U.S. dollar, and 113.9 yen against the euro, which was 14.8 percent higher against the U.S. dollar and 24.9 percent higher against the euro, respectively, compared with the level of the previous year. (For comparative purposes only, the euro until December 1998 is hypothetically computed based on the German mark.) Operating results on a local currency basis described in “Operating Performance” show results of sales and operating revenue (“sales”) and operating income obtained by applying the yen’s monthly average exchange rate in the previous year to monthly local currency-denominated sales, cost of sales, and selling, general and administrative expenses for the fiscal year ended March 31, 2000, assuming the value of the yen had remained the same. Regarding the U.S. based Music and Pictures businesses, results of worldwide subsidiaries (in the case of Music, excluding those of Japan) are consolidated on a U.S. dollar basis and then translated into yen. Therefore, regarding such businesses, discussion of operating results on a local currency basis is on a U.S. dollar basis. Local currency basis results are not reflected in Sony’s financial statements and are not measures conforming with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”). Also, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful information to investors regarding operating performance.

      Particularly in the Electronics and Game businesses, which are subject to foreign currency fluctuations, Sony employs foreign exchange forward contracts and foreign currency option contracts to hedge the foreign currency risks associated with receivables from consolidated companies that arise from its export and import transactions of materials, parts, and products. Furthermore, particularly in the Electronics business, to minimize the adverse effects of foreign exchange fluctuations on its financial results and to reduce inventory and costs, Sony seeks, when appropriate, to localize material and parts procurement, design, and manufacturing operations outside Japan.

Operating Performance

      During the fiscal year ended March 31, 2000, the U.S. economy continued to expand, and the Western European economy steadily advanced, although economic growth was sluggish in parts of South America such as Brazil. Eastern Europe and Russia bottomed out and Asia excluding Japan (“Asia”) continued its recovery. In Japan, although a clear economic recovery could not be seen, demand relating to information and communication areas was favorable. Under such market conditions and reflecting the impact of the translation of financial results and condition into yen, the currency in which the financial statements are prepared, in accordance with U.S. GAAP, Sony’s sales for the fiscal year ended March 31, 2000 decreased 1.7 percent and operating income decreased 34.0 percent compared with the previous year, due to the yen’s appreciation. The decrease in sales was due to lower sales in the Game, Music, and Pictures businesses, while sales increased in the Electronics, Insurance, and Other businesses. The decrease in operating income was due to profit decreases in the Electronics, Game, Music, and Pictures businesses and expansion of losses in the Other business, while profit increased in the Insurance business.

      On a local currency basis (In connection with all references herein to results of operations expressed on a local currency basis, please refer to “Impact of Foreign Exchange Fluctuations and Basic Countermeasures.”), Sony’s sales for the fiscal year ended March 31, 2000 increased approximately 9 percent and operating income increased approximately 38 percent compared with the previous year.

Sales

      Sales for the fiscal year ended March 31, 2000 decreased by 117.5 billion yen, or 1.7 percent, to 6,686.7 billion yen compared with the previous year, for the reasons discussed above.

Cost of Sales and Selling, General and Administrative Expenses (Excluding the Insurance Business)

      Cost of sales for the fiscal year ended March 31, 2000 decreased by 38.7 billion yen, or 0.8 percent, to 4,595.1 billion yen compared with the previous year and increased from 71.7 percent to 72.9 percent as a percentage of sales. The decrease of cost of sales was due to the yen’s appreciation, although manufacturing-related expenses and research and development expenses increased, reflecting increases in manufacturing output brought about by favorable demand. Research and development expenses for the fiscal year ended March 31, 2000 increased by 19.2 billion yen, or 5.1 percent, to 394.5 billion yen compared with the previous year, primarily in the Game business, and increased from 5.8 percent to 6.3 percent as a percentage of sales.

      Selling, general and administrative expenses for the fiscal year ended March 31, 2000 decreased by 2.0 billion yen, or 0.1 percent, to 1,509.0 billion yen compared with the previous year and increased from 23.4 percent to 23.9 percent as a percentage of sales. The decrease of selling, general and administrative expenses was due to the yen’s appreciation, although such expenses as personnel, freight, advertising, and royalty as well as loss on sale and disposal of long-lived assets increased. Personnel expenses increased primarily due to a charge of 19.2 billion yen for stock-price linked incentive compensation resulting from the sharp rise in Sony Corporation’s stock price in the fiscal year ended March 31, 2000, compared with a small change in the previous year. In addition, gains or losses on the sale and disposal, net and losses from impairment of long-lived assets, which were previously recorded in other income and expenses, are now recorded in selling, general and administrative expenses (refer to Note 2 of Notes to Consolidated Financial Statements). Losses on the sale and disposal, net and losses from impairment of long-lived assets increased by 7.3 billion yen, or 71.6 percent, to 17.4 billion yen compared with the previous year. During the year, losses on the sale and disposal of long-lived assets were recorded primarily in the Electronics business, in which Sony discontinued the mobile phone business in North America, excluding research and development and after-sales service.

Operating Income

      As a result of the factors discussed above, operating income for the fiscal year ended March 31, 2000 decreased by 114.9 billion yen, or 34.0 percent, to 223.2 billion yen compared with the previous year and the operating margin decreased from 5.0 percent to 3.3 percent.

Operating Performance by Business Segment

      The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. In the Electronics business, sales and operating revenue by product category represent sales to customers, which do not include intersegment transactions (refer to Note 22 of Notes to Consolidated Financial Statements).

Business Segment Information

	(Yen in billions)

	Year ended March 31			Percent change
				on a local
	1999	2000	Percent change	currency basis

Sales and operating revenue

Electronics	4,669.7	4,719.6	+1.1	+13

Game	783.8	654.7	-16.5	-6

Music	758.7	706.9	-6.8	+3

Pictures	546.0	494.7	-9.4	+4

Insurance	339.4	380.3	+12.1	—

Other	291.4	361.5	+24.1	—

Elimination	(584.8)	(631.1)	—	—

Consolidated	6,804.2	6,686.7	-1.7	+9

	(Yen in billions)

	Year ended March 31			Percent change
				on a local
	1999	2000	Percent change	currency basis

Operating income (loss)

Electronics	121.0	101.4	-16.2	+137

Game	136.4	76.9	-43.6	-5

Music	36.5	28.3	-22.5	-14

Pictures	39.0	35.9	-7.8	+7

Insurance	18.0	20.9	+15.8	—

Other	(0.4)	(9.9)	—	—

Elimination and Unallocated corporate expenses	(12.5)	(30.3)	—	—

Consolidated	338.1	223.2	-34.0	+38

Electronics

      Sales for the fiscal year ended March 31, 2000 increased by 49.9 billion yen, or 1.1 percent, to 4,719.6 billion yen compared with the previous year. Operating income decreased by 19.6 billion yen, or 16.2 percent, to 101.4 billion yen and the operating margin decreased from 2.6 percent to 2.1 percent. During the year, despite strong demand in various product categories, the sales increase was limited and operating income decreased, primarily due to the yen’s appreciation. Regarding sales by area, sales increased in Japan, where demand relating to information and communication areas was favorable, and also increased in Asia, where economies showed a recovery trend. On the other hand, sales decreased in the U.S. due to the yen’s strength against the U.S. dollar and also decreased in Europe due to the significant strength of the yen against the euro. Sales in South America decreased where economies continued to be sluggish. The decrease in operating income was due to an increase in the cost of sales while the sales increase was limited as a result of the yen’s appreciation.

     Performance by product category

“Audio” sales decreased by 137.8 billion yen, or 12.8 percent, to 934.9 billion yen. This was primarily due to decreases in sales of home-use audio, radio-cassette recorders, and compact cassette headphone stereos. Although sales of home-use audio increased in Asia, such sales decreased in the U.S. and South America, and also decreased in Europe, despite favorable demand, due to the significant strength of the yen against the euro. The decreases in sales of radio-cassette recorders and compact cassette headphone stereos were primarily due to decreases in demand in the U.S. and Europe. However, sales of MD format headphone stereos increased in the U.S. and Europe.

“Video” sales increased by 7.6 billion yen, or 0.8 percent, to 976.7 billion yen. This was primarily due to increases in sales of digital still cameras and DVD-Video players although sales of home-use video decks and those of broadcast- and professional-use equipment decreased. Regarding home-use video cameras, sales of DV- and Digital 8-format video cameras increased, while those of analog 8mm format video cameras decreased, reflecting Sony’s aggressive efforts for digitization of these products and shifting consumer demand. Sales of home-use video decks decreased due to the yen’s appreciation although demand increased in the U.S. and Europe. Regarding broadcast- and professional-use equipment, sales decreased due to lower prices and the yen’s appreciation despite favorable demand for digital VTR systems. Sales of digital still cameras increased in all areas primarily due to Sony’s efforts to improve picture quality and further penetration of PCs. Sales of DVD-Video players increased, especially in the U.S., reflecting increased software lineups and higher demand for home-theater use.

“Televisions” sales increased by 11.6 billion yen, or 1.6 percent, to 714.2 billion yen. This was primarily due to increases in sales of televisions and projection televisions. Regarding televisions, demand significantly increased in all areas, especially in Asia and the U.S., reflecting aggressive introductions of large-screen televisions which incorporate flat surface CRTs. In addition, demand for large-screen projection televisions for home-theater use increased especially in the U.S. As a result, overall sales of both categories increased despite sales decreases in certain areas, such as Europe where the significant strength of the yen against the euro negatively affected sales.

“Information and communications” sales increased by 138.6 billion yen, or 15.2 percent, to 1,052.7 billion yen. This was primarily due to significant sales increases of notebook PCs in Japan, the U.S., and Europe and increases in sales of desktop PCs in Japan. Due to higher demand for recording of large amounts of digital data, sales of CD-R/ RW drives increased, primarily in the U.S. and Asia, while those of CD-ROM drives decreased, primarily in the U.S. and Europe. Regarding computer displays, despite strong demand primarily in the U.S., overall sales decreased due to the yen’s appreciation. Overall sales of mobile phones decreased, despite increased sales in Japan and Western Europe, due to the termination of production in the U.S. brought about by the discontinuation of the business in North America, excluding research and development and after-sales service.

“Electronic components and other” sales increased by 19.7 billion yen, or 2.8 percent, to 717.4 billion yen. This was primarily due to significant sales increases of electronic devices including CCDs, LCDs, system LSIs, and optical pickups, reflecting higher demand for electronics products in all categories including digital AV products, such as digital video cameras and digital still cameras, and computer-related equipment.

      The increase in the cost of sales, despite the yen’s appreciation, was primarily attributable to the increased cost of raw materials reflecting increases in manufacturing output brought about by favorable demand and to depreciation expenses in connection with a high level of capital expenditures, primarily for manufacturing equipment for semiconductors. Selling, general and administrative expenses decreased due to the yen’s appreciation although such expenses as personnel, freight, and royalty as well as losses on the sale and disposal of long-lived assets increased. Regarding profit performance by product category, that of such products as televisions and broadcast- and professional-use equipment deteriorated, while that of semiconductors, computer peripherals, optical devices, and PCs improved reflecting higher sales of those products. The performance of televisions was negatively affected by increases in research and development expenses in connection with broadcast digitization, and that of broadcast- and professional-use equipment was negatively affected by an increased number of competitors and severe price competition. In mobile phones, although significant losses were recorded due to additional expenses, including losses on the sale and disposal of long-lived assets, related to the discontinuation of the business in North America noted above, the amount of losses decreased compared with the previous year.

      During the year, regarding the geographical breakdown of Sony’s total production amount (excluding Aiwa, which represented less than 10 percent of sales in Sony’s Electronics business) and the final destination of such production, more than half of total production was in Japan, where production of digital AV products, information and communication products, and electronic devices increased significantly, and slightly less than 60 percent of such production was destined for other regions. Asia accounted for approximately a quarter of total production, slightly more than 70 percent of which was destined for other regions. The Americas and Europe together accounted for the remaining quarter of total production, most of which was destined for use in the respective area of production. Regarding realignment of manufacturing facilities, during the year, Sony restructured several manufacturing facilities in North America and emphasized production in Mexico. In Europe, Sony terminated most of its production in Germany. In Asia, Sony consolidated several manufacturing facilities in Malaysia and also consolidated several facilities in Singapore. As a result, the number of manufacturing facilities at March 31, 2000 was reduced to 64, compared with 70 at March 31, 1999.

      Results in the Electronics business were significantly negatively impacted by the yen’s appreciation. On a local currency basis, sales for the fiscal year ended March 31, 2000 increased approximately 13 percent and operating income increased approximately 137 percent compared with the previous year. This was due to improved profitability primarily from higher demand for such products as PCs and digital AV products and increases in sales in almost all regions except for South America, along with improved efficiencies in manufacturing facilities. Regarding sales by area on a local currency basis, in Japan, sales of such products as PCs, mobile phones, and semiconductors increased, while those of AV products such as televisions and home-use video decks decreased. In the U.S., sales of such products as PCs, televisions and projection televisions, digital still cameras, DVD-Video players, home-use video cameras, computer peripherals, and computer displays increased, while those of mobile phones decreased. In Europe, sales of such products as PCs, home-use video cameras, home-use audio, and DVD-Video players increased in Western Europe. In Other areas, sales of such products as televisions, semiconductors, and home-use audio increased in Asia.

Game

      Sales for the fiscal year ended March 31, 2000 decreased by 129.1 billion yen, or 16.5 percent, to 654.7 billion yen compared with the previous year. Operating income decreased by 59.5 billion yen, or 43.6 percent, to 76.9 billion yen and the operating margin decreased from 17.4 percent to 11.8 percent.

      Sales fell due to such factors as decreased production shipments of PlayStation hardware in Japan and the U.S., reflecting high penetration ratios, as well as strategic price reductions of hardware in certain areas, although hardware production shipments in Europe increased. The overall sales decrease was limited, even during the introduction period of PlayStation 2, due to higher demand for software especially in the U.S. and Europe reflecting the increased penetration of PlayStation hardware.

      Worldwide production shipments of PlayStation hardware for the fiscal year ended March 31, 2000 were 18.50 million units for the year compared with 21.60 million units for the previous year, resulting in cumulative shipments of 72.92 million units as of March 31, 2000. Cumulative production shipments of PlayStation 2 hardware, which was introduced in Japan in March 2000, were 1.41 million units as of March 31, 2000. Worldwide production shipments of PlayStation software (including that from both Sony and third parties under Sony licenses) were 200 million units for the year compared with 194 million units for the previous year, resulting in cumulative production shipments of 630 million units as of March 31, 2000. In addition, cumulative production shipments of PlayStation 2 software were 2.9 million units.

      Profit decreased compared with the previous year due to the decrease in sales and start-up expenses of PlayStation 2. Total capital expenditures for the system’s semiconductor production equipment, the “EmotionEngine” and the “Graphics Synthesizer,” are approximately 255 billion yen, approximately 110 billion yen of which was incurred during the year.

      Results in the Game business were significantly negatively impacted by the yen’s appreciation. On a local currency basis, sales for the fiscal year ended March 31, 2000 decreased approximately 6 percent and operating income decreased approximately 5 percent compared with the previous year.

Music

      Sales for the fiscal year ended March 31, 2000 decreased by 51.8 billion yen, or 6.8 percent, to 706.9 billion yen compared with the previous year. Operating income decreased by 8.2 billion yen, or 22.5 percent, to 28.3 billion yen and the operating margin decreased from 4.8 percent to 4.0 percent.

      Regarding results of Sony Music Entertainment Inc. (“SMEI”), the U.S. based operation, sales and profit decreased. The decrease in sales was primarily due to sluggish sales in Europe and Brazil and the yen’s appreciation, although sales reached record levels in the U.S. Regarding profit performance, profit decreased due to the lower sales and the inclusion in the previous year of a one-time license contract fee for direct marketing results that did not reoccur as well as expenses for the year incurred in advancing SMEI’s digital media initiatives.

      Regarding the results of the Music business in Japan, comprised of Sony Music Entertainment (Japan) Inc. (“SMEJ”) and its subsidiaries, although overall sales decreased slightly, profit performance improved. The lower sales were primarily due to decreases in sales of creative goods and magazines at certain subsidiaries of SMEJ, although sales of SMEJ itself increased due to the success of certain albums, the releases of which were postponed from the previous year to this year. As a result, the overall profit performance of the Music business in Japan improved.

      Results in the Music business were significantly negatively impacted by the yen’s appreciation. On a local currency basis, sales for the fiscal year ended March 31, 2000 increased approximately 3 percent and operating income decreased approximately 14 percent compared with the previous year.

Pictures

      Sales for the fiscal year ended March 31, 2000 decreased by 51.3 billion yen, or 9.4 percent, to 494.7 billion yen compared with the previous year. Operating income decreased by 3.0 billion yen, or 7.8 percent, to 35.9 billion yen and the operating margin increased from 7.1 percent to 7.3 percent. The results in the Pictures business consist of the results of Sony Pictures Entertainment (“SPE”), a U.S. based operation.

      The decreases in sales and profit were primarily due to the yen’s appreciation. In the Motion Picture group, although several theatrical releases recorded losses, several other films contributed to box-office revenues, and home video revenues increased, particularly from DVD format unit sales. In the Television group, international pay television revenues increased and new licensing revenues for television programs favorably impacted sales.

      Results in the Pictures business were significantly negatively impacted by the yen’s appreciation. On a local currency basis, sales for the fiscal year ended March 31, 2000 increased approximately 4 percent and operating income increased approximately 7 percent compared with the previous year.

Insurance

      Insurance revenue for the fiscal year ended March 31, 2000 increased by 41.0 billion yen, or 12.1 percent, to 380.3 billion yen compared with the previous year. Operating income increased by 2.8 billion yen, or 15.8 percent, to 20.9 billion yen and the operating margin increased from 5.3 percent to 5.5 percent.

      Regarding results of Sony Life Insurance Co., Ltd., revenue and profit increased due to an increase in life insurance-in-force and improved returns on investment income. Life insurance-in-force increased in high margin individual life insurance products such as whole life and medical expense coverage. However, losses were recorded from start-up expenses for Sony Assurance Inc.

Condensed insurance business financial statements

      The Insurance business is included on a consolidated basis in Sony’s consolidated financial statements. The following schedule shows unaudited condensed financial statements for the Insurance business and for all other businesses excluding Insurance business as well as condensed consolidated financial statements. While these presentations are not required under U.S. GAAP used in Sony’s consolidated financial statements, because the Insurance business is different in nature from Sony’s other businesses such as Electronics, Game, Music, and Pictures businesses, Sony believes that these types of comparative presentations help the understanding and analysis of Sony’s consolidated financial statements. Transactions between the Insurance business and all other businesses excluding Insurance business are eliminated in the consolidated figures shown below.

Condensed Balance Sheets (Unaudited)

	(Yen in millions)

	March 31

			All other businesses
			excluding Insurance
	Insurance business		business		Consolidated

	1999	2000	1999	2000	1999	2000

Assets

Cash and cash equivalents	112,239	216,680	479,971	409,384	592,210	626,064

Marketable securities	62,112	87,539	55,745	19,960	117,857	107,499

Other current assets	12,456	14,646	2,252,300	2,275,360	2,262,941	2,288,453

Investments and advances	720,020	810,963	260,716	264,631	980,736	1,075,594

Investments in Insurance business, at cost	—	—	55,782	64,822	—	—

Deferred insurance acquisition costs	199,868	239,981	—	—	199,868	239,981

Other long-lived assets	22,310	13,908	2,124,294	2,457,718	2,145,441	2,469,606

	1,129,005	1,383,717	5,228,808	5,491,875	6,299,053	6,807,197

Liabilities and stockholders’ equity

Future insurance policy benefits and other	913,937	1,124,873	—	—	913,937	1,124,873

Other liabilities and minority interest in consolidated subsidiaries	81,226	98,356	3,482,385	3,403,968	3,561,451	3,499,418

Liabilities and minority interest in consolidated subsidiaries	995,163	1,223,229	3,482,385	3,403,968	4,475,388	4,624,291

Stockholders’ equity	133,842	160,488	1,746,423	2,087,907	1,823,665	2,182,906

	1,129,005	1,383,717	5,228,808	5,491,875	6,299,053	6,807,197

Condensed Statements of Income (Unaudited)

	(Yen in millions)

	Year ended March 31

			All other businesses
			excluding Insurance
	Insurance business		business		Consolidated

	1999	2000	1999	2000	1999	2000

Insurance revenue	339,369	380,319	—	—	339,368	380,317

Net sales and operating revenue	—	—	6,466,792	6,308,381	6,464,814	6,306,344

	339,369	380,319	6,466,792	6,308,381	6,804,182	6,686,661

Insurance expenses and operating expenses	321,356	359,464	6,146,818	6,106,223	6,466,121	6,463,457

Operating income	18,013	20,855	319,974	202,158	338,061	223,204

Non-operating income, net	791	506	38,913	40,791	39,630	41,106

Income before income taxes	18,804	21,361	358,887	242,949	377,691	264,310

Income taxes and other	1,940	9,788	196,747	132,687	198,687	142,475

Cumulative effect of accounting changes	—	—	—	—	—	—

Net income	16,864	11,573	162,140	110,262	179,004	121,835

Condensed Statements of Cash Flows (Unaudited)

	(Yen in millions)

	Year ended March 31

			All other businesses
			excluding Insurance
	Insurance business		business		Consolidated

	1999	2000	1999	2000	1999	2000

Net cash provided by operating activities	202,493	202,860	460,774	376,603	663,267	579,463

Net cash used in investing activities	(166,399)	(107,892)	(201,821)	(351,041)	(367,260)	(449,893)

Net cash provided by (used in) financing activities	1,531	9,474	(112,799)	(68,509)	(112,228)	(68,075)

Effect of exchange rate changes on cash and cash equivalents	0	(1)	(14,855)	(27,640)	(14,855)	(27,641)

Net increase (decrease) in cash and cash equivalents	37,625	104,441	131,299	(70,587)	168,924	33,854

Cash and cash equivalents at beginning of year	74,614	112,239	348,672	479,971	423,286	592,210

Cash and cash equivalents at end of year	112,239	216,680	479,971	409,384	592,210	626,064

Other

      During the fiscal year ended March 31, 2000, the Other business included Sony Finance International, Inc., a leasing and credit financing business subsidiary in Japan; Sony Trading International Corporation, a subsidiary focused on a parts trading services business within the Sony group; an advertising agency business in Japan; location-based entertainment businesses in the U.S.; and satellite distribution-related businesses engaged in programming and distribution in Japan.

      Sales for the fiscal year ended March 31, 2000 increased by 70.1 billion yen, or 24.1 percent, to 361.5 billion yen, compared with the previous year. Approximately 70 percent of sales in the Other business reflected intersegment transactions during the year. Regarding profit performance, operating losses increased from 0.4 billion yen to 9.9 billion yen.

      During the year, sales increased primarily due to a subsidiary engaged in an advertising agency business being newly consolidated and increased sales of Sony Trading International Corporation. Losses were recorded primarily from the location-based entertainment business in the U.S. and satellite distribution-related businesses engaged in programming and distribution in Japan.

Other Income and Expenses

      In consolidated results for the fiscal year ended March 31, 2000, other income decreased by 3.4 billion yen, or 2.3 percent, to 146.3 billion yen, while other expenses decreased by 4.9 billion yen, or 4.4 percent, to 105.2 billion yen, compared with the previous year.

      The decrease in other income was primarily due to inclusion in the previous year of both a 58.7 billion yen gain on securities contribution to an employee retirement benefit trust and a 5.2 billion yen gain resulting from the merger of the Theatrical exhibition group in the Pictures business with Cineplex Odeon Corporation (refer to Note 18 of Notes to Consolidated Financial Statements). This decrease was partly offset by an increase in foreign exchange gain, net and by a gain on sales of securities investments and other, net of approximately 28.1 billion yen during the year. Interest and dividends during the year decreased from 23.3 billion yen in the previous year to 17.7 billion yen, primarily due to a decrease in interest received at subsidiaries outside Japan.

      To hedge risks from exchange rate fluctuations, Sony primarily employs foreign exchange forward contracts and foreign currency option contracts. Foreign exchange gain, net, during the year increased from 2.9 billion yen in the previous year to 27.5 billion yen. This gain was primarily due to the foreign exchange gain realized in connection with foreign exchange forward contracts previously entered into to hedge the foreign currency risk associated with receivables from consolidated companies, as well as revaluation gains recorded in connection with foreign exchange forward contracts and foreign currency option contracts entered into to hedge the foreign currency risk associated with receivables from consolidated companies that were expected to be recorded in the fiscal year ended March 31, 2001. This reflected the strengthening of the yen during the year.

      The decrease in other expenses was primarily due to decreases in interest expenses. Interest expense decreased from 48.3 billion yen in the previous year to 42.0 billion yen. This was due to a decrease in the average outstanding balances of debt outside Japan in addition to the yen’s appreciation. As a result, the balance of interest and dividends income, less interest expense, improved by 0.6 billion yen compared with the previous year and net interest expense came to 24.3 billion yen.

Income before Income Taxes

      Income before income taxes for the fiscal year ended March 31, 2000 decreased by 113.4 billion yen, or 30.0 percent, to 264.3 billion yen compared with the previous year. Excluding the effect of the one-time gain on securities to an outside trust in the previous year noted above, the decrease of income before income taxes would have been limited to 17.1 percent.

Income Taxes

      Income taxes for the fiscal year ended March 31, 2000 decreased by 82.3 billion yen, or 46.5 percent, to 94.6 billion yen, and the ratio of income taxes to income before income taxes (the effective tax rate) decreased from 46.9 percent to 35.8 percent. This was primarily due to the performance improvement in certain U.S. subsidiaries that had operating loss carryforwards for tax purposes and a reduction in the Japanese corporate statutory income tax rate effective April 1, 1999, which had the effect of lowering the effective tax rate by approximately 6 percentage points.

      Deferred tax assets are recognized on operating loss carryforwards for tax purposes since these losses may reduce future taxable income. However, a valuation allowance is established against those deferred tax assets that are not expected to be realized because sufficient taxable income is not expected to be generated before those loss carryforwards expire. Sony has recognized a valuation allowance for deferred tax assets primarily relating to operating loss carryforwards of consolidated subsidiaries in the U.S.

Results of Affiliated Companies Accounted for under the Equity Method

      During the fiscal year ended March 31, 2000, equity affiliates included i) in the Electronics business — S.T. Liquid Crystal Display Corp. (“ST-LCD”), an LCD joint venture in Japan and Crosswave Communications Inc., a provider of high-capacity/high-speed network services in Japan, ii) in the Music business — The Columbia House Company (“CHC”), a direct marketer of music and videos, iii) in the Pictures business — Telemundo, a U.S. based Spanish language television network and station group and Loews Cineplex Entertainment Corporation (“Loews”), a theatrical exhibition company, and iv) in the Other business — a commercial- and other-use facility in Germany and several satellite broadcasting businesses in Japan.

      During the fiscal year, equity in net losses of affiliated companies increased from 9.6 billion yen in the previous year to 37.8 billion yen. Equity in net losses of affiliated companies during the year was primarily due to losses at CHC, ST-LCD, a commercial- and other-use facility in Germany, Telemundo, and several satellite broadcasting businesses in Japan. With respect to CHC, 13.6 billion yen of equity in net losses was recorded during the year, primarily due to 7.6 billion yen of costs relating to shortened amortization periods for and an impairment of deferred advertising and member acquisition expenses. With respect to a commercial- and other-use facility in Germany, which opened in June 2000 in Berlin, additional expenses were incurred due to a 5.1 billion yen devaluation of real estate for sale.

Net Income

      Net income for the fiscal year ended March 31, 2000 decreased by 57.2 billion yen, or 31.9 percent, to 121.8 billion yen compared with the previous year. As a percentage of sales, net income decreased from 2.6 percent to 1.8 percent, and the return on stockholders’ equity (based on the average of such amounts at the end of each fiscal year and previous fiscal year) decreased from 9.8 percent to 6.1 percent. Net income in the previous year included 30.7 billion yen (net of tax) from the aforementioned gain on securities contribution to an employee retirement benefit trust which was recorded in other income. Excluding this effect, the decrease of net income would have been limited to 17.8 percent.

      Basic net income per share was 144.6 yen compared with 218.4 yen in the previous year, and diluted net income per share was 131.7 yen compared with 195.5 yen in the previous year (refer to Notes 2 and 20 of Notes to Consolidated Financial Statements).

Liquidity and Capital Resources

Finance and Liquidity Management

      Sony’s financial policy is to assure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet.

      Regarding types and maturities of funding, it is a basic policy of Sony to utilize long-term debt financing and equity financing/ equity-linked bond financing as needed, for long-term funding requirements such as for investments, and to utilize short-term debt financing for short-term funding requirements. Regarding long-term funding, in September 2000 Sony Corporation issued a total of 150.0 billion yen of notes aimed at financing capital expenditures for its manufacturing equipment for semiconductors, using a shelf registration statement for use in the Japanese market, with respect to 300 billion yen of notes, and in October 2000 also issued 12.0 billion yen of bonds with detachable warrants for the purpose of stock-price linked incentive compensation.

      In order to meet funding requirements in each area, Sony maintains in Japan 300 billion yen of Japanese commercial paper (“CP”) issuance capacity at Sony Corporation. Sony issued 50 billion yen of CP in June 2000 and redeemed such in October 2000 to fund a temporary increase of working capital. Moreover, Sony maintains U.S. CP programs of 6 billion U.S. dollars at its finance subsidiary in the U.S., and also maintains U.S. CP programs of 1 billion U.S. dollars and Euro CP programs of 0.5 billion U.S. dollars at its finance subsidiary in the U.K. During the fiscal year ended March 31, 2001, peak month-end outstanding balances were 156.6 billion yen at a finance subsidiary in the U.S. and 58.4 billion yen at a finance subsidiary in the U.K. At March 31, 2001, the total outstanding balance of CP programs was 117.3 billion yen. In addition to the aforementioned CP programs, Sony maintains a 3 billion U.S. dollar medium term note (“MTN”) program targeted for investors in the U.S. and a 2 billion U.S. dollar Euro MTN program at a finance subsidiary in the U.S., and also maintains 1 billion U.S. dollar and 0.5 billion U.S. dollar Euro MTN programs at finance subsidiaries in the U.K. and Netherlands, respectively. At March 31, 2001, the total outstanding balance of MTN programs was 79.3 billion yen.

      Regarding the maintenance of liquidity, it is a basic policy of Sony that it will keep total liquid assets equal to at least 80 percent of the sum of the amount of the largest expected monthly gross sales and the amount of the largest expected monthly debt redemption during the fiscal year. Liquid assets consist of cash and cash equivalents, time deposits, and marketable securities. In addition to these, Sony also includes committed lines as liquid assets because funds are available from such lines during the period of the contracts. Sony has contracts for committed lines with banks in a total amount of approximately 430 billion yen at March 31, 2001. All of those contracts are short-term, expiring in less than one year. As a principal policy, Sony selects banks rated “C” or above in Moody’s Bank Financial Strength ratings for its contracts for committed lines, and enters into contracts with banks rated “A” or

“B” with respect to more than 70 percent of the total amount. The policy and figures in this paragraph exclude Sony Life Insurance Co., Ltd., Sony Assurance Inc., and Aiwa Co., Ltd., each of whose liquidity is managed separately from the remainder of Sony.

      Sony is centralizing and pursuing global efficiency of its cash management. In Japan, the excess or shortage of cash of most of its subsidiaries is collectively invested or funded at Sony Corporation through intra-group deposits and loans. Sony has introduced a cash centralizing system in which all the funds collected by domestic subsidiaries are automatically centralized in Sony Corporation’s master bank account through zero balance arrangements, and Sony Corporation arranges payments on behalf of domestic subsidiaries so that those subsidiaries do not have to hold cash. Also, since the fiscal year ended March 31, 2000, Sony has been managing its excess cash globally among finance subsidiaries in the U.S., the U.K., Singapore, and Sony Corporation in order to improve the use of available cash balances and to reduce excess cash as well as debt. As of March 31, 2001, a total amount outstanding of approximately 83.0 billion yen was lent from cash-surplus subsidiaries in Asia to financial subsidiaries in other regions. In the fiscal year ended March 31, 2001, Sony established a subsidiary named Sony Global Treasury Services, plc. to integrate and rationalize the Sony group’s treasury transactions and continue to improve efficiency of financing operations in the future.

      Sony’s financial condition remains strong. Sony believes that it maintains sufficient liquidity through its cash and other liquid assets, and that in order to fund ongoing operating requirements and investments related to the expansion of existing businesses and the development of new projects, it is able to secure adequate resources through its access to financial and capital markets.

Assets, Liabilities and Stockholders’ Equity

      Total assets at March 31, 2001 increased by 1,020.8 billion yen, or 15.0 percent, to 7,828.0 billion yen compared with the previous fiscal year-end. (Total assets were affected by currency translation. It is estimated that total assets at March 31, 2001 would have increased by approximately 9 percent compared with the previous fiscal year-end if the value of the yen had remained the same at March 31, 2001 as at the previous fiscal year-end.) The increase was primarily attributable to increases in securities investments and other, inventories, and tangible fixed assets.

      Current assets increased by 455.5 billion yen, or 15.1 percent, to 3,477.5 billion yen. This increase was primarily due to increases in notes and accounts receivable, trade and inventories. Among current assets, notes and accounts receivable, trade, less allowance for doubtful accounts and sales returns increased by 239.8 billion yen, or 22.7 percent, to 1,295.3 billion yen due to sales increases primarily in the Electronics and Game businesses. Inventories increased by 196.3 billion yen, or 26.3 percent, to 942.9 billion yen primarily at manufacturing facilities in Japan, reflecting increases in manufacturing output in the Electronics and Game businesses. In the Electronics business, inventories increased by 103.4 billion yen, or 15.2 percent, to 782.0 billion yen. Regarding the trend of inventories in the Electronics business since March 31, 2000, those at December 31, 2000 had increased 225.1 billion yen, or 33.2 percent, to 903.7 billion yen, compared with those at March 31, 2000. This was primarily because Sony increased manufacturing output especially in the first half of the fiscal year, reflecting higher demand in product categories such as digital equipment and electronic devices, and this was followed by a slowdown in the rate of sales growth in the U.S. becoming clear from December 2000 to the end of the year. However, due to Sony’s efforts to reduce inventories by reducing manufacturing output and further promoting sales during the fourth quarter, inventories at March 31, 2001 were reduced to the level of 782.0 billion yen, despite the yen’s depreciation during the fourth quarter. In the Game business, inventories increased 80.7 billion yen, or 335.3 percent, to 104.7 billion yen primarily at manufacturing facilities in Japan, as Sony continued to increase manufacturing output for PlayStation 2 hardware. Due to the aforementioned inventory controls, implemented in response to rapid changes in demand trends, particularly in the Electronics business, the inventory to cost of sales turn-over ratio

(based on the average of inventories at the end of each fiscal year and previous fiscal year) was 2.01 months, which was almost the same level as that in the previous year. Please note that inventories at previous fiscal years-end have been reclassified due to the adoption of the new film accounting standard (refer to Note 2 of Notes to Consolidated Financial Statements).

      Investments and advances increased by 313.4 billion yen, or 29.1 percent, to 1,389.0 billion yen. The increase was due to the increases in securities investment and other, while investments and advances to affiliated companies decreased. The increase in securities investment and other was primarily due to higher investment assets in the Insurance business, reflecting net increases in life insurance-in-force. Also attributable was the fact that investment in other companies was larger than the sale of securities investments and subsidiaries. Investments and advances to affiliated companies decreased primarily due to the impairment write-off against the entire carrying value of Sony’s investment in Loews.

      Tangible fixed assets increased by 178.7 billion yen, or 14.2 percent, to 1,434.3 billion yen. The increase was primarily due to the fact that capital expenditures were higher than depreciation expenses and sales of tangible fixed assets during the year, primarily in the Electronics and Game businesses. Capital expenditures (additions to fixed assets) during the year increased 29.3 billion yen, or 6.7 percent, to 465.2 billion yen compared with the previous year. With respect to the capital expenditures by business segment (excluding unallocated amounts), such expenditures in the Electronics business increased by 60.6 billion yen, or 26.6 percent, to 287.9 billion yen, primarily due to higher expenditures for manufacturing equipment for semiconductors and new products; such expenditures in the Game business decreased by 10.8 billion yen, or 9.1 percent, to 108.2 billion yen, primarily due to lower expenditures for manufacturing equipment for semiconductors; such expenditures in the Music business increased by 13.1 billion yen, or 53.3 percent, to 37.8 billion yen, primarily due to higher expenditures for manufacturing equipment for DVD discs; such expenditures in the Pictures business decreased by 0.9 billion yen, or 7.8 percent, to 11.0 billion yen; such expenditures in the Insurance business decreased by 1.4 billion yen, or 46.8 percent, to 1.6 billion yen; and such expenditures in the Other business decreased by 30.7 billion yen, or 64.3 percent, to 17.1 billion yen.

      Other assets increased by 114.6 billion yen, or 10.3 percent, to 1,229.6 billion yen. Among other assets, deferred insurance acquisition costs increased due to net increases in life insurance-in-force in the Insurance business.

      Total current and long-term liabilities at March 31, 2001 increased by 903.8 billion yen, or 19.7 percent, to 5,493.5 billion yen compared with the previous fiscal year-end. (It is estimated that total liabilities at March 31, 2001 would have increased by approximately 15 percent compared with the previous fiscal year-end if the value of the yen had remained the same at March 31, 2001 as at the previous fiscal year-end.) The increase was primarily attributable to increases in future insurance policy benefits and other, short-term borrowings, notes and accounts payable, trade, and accounts payable, other and accrued expenses. Among current liabilities, short-term borrowings increased 129.1 billion yen, or 228.8 percent, to 185.5 billion yen. The increase was primarily due to issuances of commercial paper in the U.S., corresponding to funding requirements for working capital. Current portion of long-term debt increased 12.3 billion yen, or 7.8 percent, to 170.8 billion yen. The increase was due to reclassifications from long-term debt, net of redemption of MTNs and notes in the U.S. Notes and accounts payable, trade increased 114.0 billion yen, or 14.1 percent, to 925.0 billion yen. Accounts payable, other and accrued expenses increased 126.1 billion yen, or 18.5 percent, to 807.5 billion yen. The increases in notes and accounts payable, trade and accounts payable, other and accrued expenses were due to sales increases in the Electronics and Game businesses. Among long-term liabilities, future insurance policy benefits and other increased due to net increases in life insurance-in-force in the Insurance business. Accrued pension and severance costs increased 91.2 billion yen, or 70.4 percent, to 220.8 billion yen. The increase was primarily because an additional minimum pension liability was recorded, due to decreases in the current value for pension assets held by Sony Corporation reflecting sluggish stock market conditions in Japan during the year. Long-term debt increased 29.9 billion yen, or 3.7 percent, to 843.7 billion yen. The increase was despite the reclassification of some long-term debt to the current portion of long-term debt, and was due to the 150.0 billion yen of issuance of notes in Japan. As a result, the total of short-term borrowings, the current portion of long-term debt, and long-term debt increased by 171.3 billion yen, or 16.7 percent, to 1,200.1 billion yen.

      Stockholders’ equity at March 31, 2001 increased by 132.5 billion yen, or 6.1 percent, to 2,315.5 billion yen compared with the previous fiscal year-end. The increase was primarily because foreign currency translation adjustments decreased in amount as a reduction of stockholders’ equity from 483.6 billion yen at the previous fiscal year-end to 323.3 billion yen, due to the yen’s depreciation. The ratio of stockholders’ equity to total assets decreased from 32.1 percent to 29.6 percent.

      For reference, unaudited condensed balance sheets in the Insurance business are presented in “Operating Performance by Business Segment.”

Cash Flows

   (The fiscal year ended March 31, 2001 compared with the fiscal year ended March 31, 2000)

      During the fiscal year ended March 31, 2001, Sony generated 544.8 billion yen (a decrease of 34.7 billion yen, or 6.0 percent, compared with the previous year) of net cash from operating activities. Sony used 719.0 billion yen (an increase of 269.2 billion yen, or 59.8 percent, compared with the previous year) of net cash in investing activities. Sony generated 134.4 billion yen of net cash in financing activities as opposed to using 68.1 billion yen in the previous year. As a result, during the fiscal year ended March 31, 2001, cash and cash equivalents at end of year decreased by 18.8 billion yen, or 3.0 percent, to 607.2 billion yen compared with the previous year, despite the positive effect of exchange rate changes on cash and cash equivalents of 21.0 billion yen. In the previous year, there was a negative impact of exchange rate changes on cash and cash equivalents of 27.6 billion yen.

      The decrease in net cash provided by operating activities compared with the previous year was primarily due to the increases in inventories as well as notes and accounts receivable, although accrued income and other taxes increased. Net income decreased significantly primarily due to a non-cash one-time after-tax charge of 104.5 billion yen for cumulative effect of accounting changes relating to the adoptions of the new film accounting standard (refer to Note 2 of Notes to Consolidated Financial Statements) and the accounting standard regarding revenue recognition (refer to Note 2 of Notes to Consolidated Financial Statements). In addition, amortization of film costs decreased while film costs (after adjusted cumulative effect of accounting changes) decreased. During the year, 16.8 billion yen of net income was recorded. Among adjustments to net income, depreciation and amortization, including amortization of deferred insurance acquisition costs was 348.3 billion yen, primarily in the Electronics and Game businesses. The breakdown of this amount was 270.3 billion yen of depreciation of fixed assets, 39.1 billion yen of amortization of intangible assets, and 38.9 billion yen of amortization of deferred insurance acquisition costs. Amortization of film costs was 244.6 billion yen. Equity in net losses of affiliated companies, net of dividends was 47.2 billion yen. Furthermore, the aforementioned cumulative effect of accounting changes was recorded. Regarding changes in assets and liabilities, film costs increased by 269.0 billion yen. Notes and accounts receivable increased by 177.5 billion yen, while notes and accounts payable increased by 95.2 billion yen. The increases in notes and accounts receivable and notes and accounts payable primarily reflected sales increases in the Electronics and Game businesses. Inventories increased by 103.1 billion yen primarily at manufacturing facilities in Japan, reflecting increases in manufacturing output in the Electronics and Game businesses. Furthermore, future insurance policy benefits and other increased by 241.1 billion yen, reflecting net increases in life insurance-in-force in the Insurance business.

      The increase in net cash used in investing activities compared with the previous year was primarily due to increases in purchases of fixed assets as well as investments and advances. During the year, payments for purchases of fixed assets were 468.0 billion yen primarily in the Electronics, Game, and Other businesses. In the Insurance business, payments for investments and advances were 319.1 billion yen, while proceeds from sales of securities investments and other and collections of advances were 87.5 billion yen, primarily reflecting higher investment assets. Other than the Insurance business, payments for investments and advances were 122.6 billion yen, consisting of approximately 98.0 billion yen for investments and approximately 24.0 billion yen for advances. Payments for investments included investments in Japan in Tokyu Cable Television, bitwallet, Inc., which promotes an electronic money service, and Internet Initiative Japan Inc., which is an Internet service provider. Investments in the U.S. included those in Revolution Studios, which is a film production company, Telemundo, which is a Spanish language television network and station group, Transmeta Corporation, which is a chip manufacturer, and Candescent Technologies Inc., which has technologies for next-generation flat panel displays. Investments in Europe included that in Canal+ Technologies, which is a developer of digital and interactive television-related software solutions. Payments for advances included loans to CHC. On the other hand, proceeds from sales of securities investment and other and collections of advances (other than insurance business) were 65.1 billion yen. Such proceeds from sales of securities investment and other were approximately 48.0 billion yen, which included the sale of 50 percent of the equity of Game Show Network; the sale of a small portion of the equity of a subsidiary engaged in a television channel operation in India; and the sale of a subsidiary engaged in the in-flight entertainment business in the U.S.

      In financing activities, the fact that net cash was generated during the year while net cash was used in the previous year, was primarily due to increases in proceeds from issuance of long-term debt and short-term borrowings. During the year, proceeds from issuance of long-term debt were 195.1 billion yen. This was primarily from the issuance of 150.0 billion yen of notes in Japan. On the other hand, payments of long-term debt were 143.3 billion yen. This was primarily from redemption of MTNs and notes in the U.S. Furthermore, the increases in short-term borrowings were 106.2 billion yen. This was primarily due to issuances of commercial paper in the U.S., corresponding to funding requirements for working capital. During the year, Sony Corporation paid cash dividends of 22.8 billion yen.

      For reference, unaudited condensed statements of cash flows in the Insurance business are presented in “Operating Performance by Business Segment.”

Cash Flows

   (The fiscal year ended March 31, 2000 compared with the fiscal year ended March 31, 1999)

      During the fiscal year ended March 31, 2000, Sony generated 579.5 billion yen (a decrease of 83.8 billion yen, or 12.6 percent, compared with the previous year) of net cash from operating activities. Sony used 449.9 billion yen (an increase of 82.6 billion yen, or 22.5 percent, compared with the previous year) of net cash in investing activities. Sony used 68.1 billion yen (a decrease of 44.2 billion yen, or 39.3 percent, compared with the previous year) of net cash in financing activities. As a result, during the fiscal year ended March 31, 2000, cash and cash equivalents at end of year increased by 33.9 billion yen, or 5.7 percent, to 626.1 billion yen compared with the previous year, despite the negative effect of exchange rate changes on cash and cash equivalents of 27.6 billion yen. In the previous year, there was a negative impact of exchange rate changes on cash and cash equivalents of 14.9 billion yen.

      The decrease in net cash provided by operating activities compared with the previous year was primarily due to the increases in notes and accounts receivable and inventories, although notes and accounts payable increased. Net income decreased primarily due to a non-cash one-time pre-tax gain on securities contribution to an employee retirement benefit trust of 58.7 billion yen in the previous year. In addition, amortization of film costs increased while film costs (after adjusted cumulative effect of accounting changes) increased. During the year, 121.8 billion yen of net income was recorded. Among adjustments to net income, depreciation and amortization, including amortization of deferred insurance acquisition costs was 306.5 billion yen, primarily in the Electronics and Game businesses. The breakdown of this amount was 261.0 billion yen of depreciation of fixed assets, 22.8 billion yen of amortization of intangible assets, and 22.7 billion yen of amortization of deferred insurance acquisition costs. Amortization of film costs was 376.1 billion yen. Equity in net losses of affiliated companies, net of dividends was 38.7 billion yen. Regarding changes in assets and liabilities, film costs increased by 411.1 billion yen. Notes and accounts receivable increased by 132.6 billion yen, while notes and accounts payable increased by 110.2 billion yen. The increases in notes and accounts receivable and notes and accounts payable primarily reflected sales increases in the Electronics business in the fourth quarter of the year. Inventories increased by 34.8 billion yen primarily at manufacturing facilities in Japan, reflecting the start-up of PlayStation 2 in the Game business. (The decrease in inventories on the balance sheet was primarily due to the effect of currency translation.) Furthermore, future insurance policy benefits and other increased by 210.9 billion yen, reflecting net increases in life insurance-in-force in the Insurance business.

      The increase in net cash used in investing activities as compared with the previous year was primarily due to the inclusion of approximately 53.0 billion yen of proceeds from the merger of Loews Theatres with Cineplex Odeon Corporation in the previous year, as well as the decrease in time deposits during the year. During the year, payments for purchases of fixed assets were 403.0 billion yen primarily in the Electronics, Game, and Other businesses. In the Insurance business, payments for investments and advances were 178.9 billion yen, while proceeds from sales of securities investments and other and collections of advances were 97.2 billion yen, primarily reflecting higher investment assets. Other than the Insurance business, payments for investments and advances were 105.0 billion yen, consisting of approximately 56.0 billion yen for investments and approximately 49.0 billion yen for advances. Payments for investments included investments in other companies in such areas as new businesses in the U.S. On the other hand, proceeds from sales of securities investment and other and collections of advances (other than insurance business) were 86.5 billion yen. Such proceeds from sales of securities investment and other were approximately 71.0 billion yen, which included the proceeds from sales of certain investment securities.

      The decrease in net cash used in financing activities compared with the previous year was primarily because short-term borrowings increased while they decreased in the previous year. During the year, proceeds from issuance of long-term debt were 99.5 billion yen. This was primarily due to redemption of unsecured notes due 2000 of 50 billion yen in Japan. During the year, Sony Corporation paid cash dividends of 20.6 billion yen.

      For reference, unaudited condensed statements of cash flows in the Insurance business are presented in “Operating Performance by Business Segment.”

Research and Development

      Sony believes research and development activities are vital to the growth of its business. Accordingly, Sony actively carries out research and development in various areas that are expected to become important in the future. Such areas include technologies that improve the utility and network connectivity of products, as well as those technologies that support service businesses carried out over broadband networks. At present, regarding Sony’s research and development activities, areas that require rapid introduction to market are handled at each business unit, and lateral areas based on mid-to-long term strategies are handled at corporate laboratories directly supervised by Sony headquarters. Also, overseas laboratories in the U.S., Europe, and Asia, taking advantage of resources available in their respective areas, actively collaborate with business units and corporate laboratories. In April 2001, as part of the reorganization of the group structure, Sony reorganized the corporate laboratories, overseen directly by Sony headquarters, into the following seven units:

•	Internet Laboratories (networking technology)

•	Frontier Science Laboratories (material and device technology)

•	A3 Research Center (signal processing technology)

•	Digital Creatures Laboratory (robotic technology)

•	Wireless Telecommunication Laboratory (wireless telecommunication technology)

•	Cyber Technology Laboratory (frameworks for data processing technology)

•	Fusion Domain Laboratory (fusion of device and nanometer technologies)

      Research and development expenses for the fiscal year ended March 31, 2001 increased by 22.2 billion yen, or 5.6 percent, to 416.7 billion yen compared with the previous year, primarily in the Electronics business. However, the ratio of research and development expenses to sales (excluding the Insurance business) decreased from 6.3 percent to 6.0 percent. With respect to the breakdown of major research and development expenses, such expenses in the Electronics business increased by 22.8 billion yen, or 6.4 percent, to 380.9 billion yen, and such expenses in the Game business decreased by 0.7 billion yen, or 1.9 percent, to 34.2 billion yen. Of such expenses in the Electronics business, slightly more than 70 percent was for development of prototypes of new products and the remainder, slightly less than 30 percent, was for the development of mid-to-long term new technologies in such areas as semiconductors, communications, and displays.

      Research and development expenses for the fiscal year ended March 31, 2000 increased by 19.2 billion yen, or 5.1 percent, to 394.5 billion yen compared with the previous year, primarily in the Game business, and increased from 5.8 percent to 6.3 percent as a percentage of sales (excluding the Insurance business). With respect to the breakdown of major research and development expenses, such expenses in the Electronics business decreased by 0.4 billion yen, or 0.1 percent, to 358.0 billion yen, and such expenses in the Game business increased by 20.9 billion yen, or 148.7 percent, to 34.9 billion yen. Of such expenses in the Electronics business, slightly less than 70 percent was for development of prototypes of new products and the remainder, slightly more than 30 percent, was for the development of mid-to-long term new technologies in such areas as semiconductors, communications, and displays.

Number of Employees

      Sony’s consolidated number of employees, including fixed-term employees, at the end of March 2001 was approximately 181,800, a decrease of approximately 7,900 from the end of March 2000. The decrease is attributable to a reduction of the number of employees, primarily in the Electronics and Music businesses.

Strategic Developments and Forecast

      This section, including without limitation the Forecast of Consolidated Results, contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on page 3 and applies to this entire document. A forecast of consolidated results is requested by the rules of the Tokyo Stock Exchange to which Sony is subject.

      The following is a summary of certain of recent strategic developments and Sony’s forecast for its fiscal year ending March 31, 2002.

Management Policy

      Sony’s management is endeavoring to develop appropriate plans for its businesses in light of the current general economic and operating environment and available information.

      Aiming to achieve its vision of Value Creation Management, during the fiscal year ended March 31, 2001, Sony reinforced its group headquarters, accelerated the development of network businesses, and sought to strengthen its core business. Sony aims to become a “knowledge-emergent enterprise in the broadband network era”, which offers customers appealing and useful services through the cooperation of the five key business areas including electronics, game, entertainment (primarily consisting of the music and pictures businesses), Internet and communication services, and financial services. To achieve this goal, Sony intends to continue its management initiatives by using information technology and pursuing creativity. Moreover, through the use of EVA®*, a performance indicator which reflects the cost of capital, Sony intends to strive for strengthening its growth potential and mid-and long-term competitiveness and to increase corporate value.

*  EVA® (Economic Value Added) is a trademark of Stern Stewart & Co.

Reorganization of the Group Headquarters and the Electronics Business

      In April 2001, Sony divided its former headquarters organizations into three units; “the Global Hub”, a new group headquarters which focuses on overall group strategy; “the Electronics HQ”, a headquarters which unifies all of its electronics-related businesses; and “the Management Platform”, a unit which offers common staff support throughout the group. In the Electronics business, Sony reorganized its former five Network Companies into seven Network Companies, corresponding to the places in which Sony’s products are utilized. In Japan, Sony established in April 2001 “Sony EMCS Corporation”, a platform company for finished electronic products, by integrating business units including 12 manufacturing subsidiaries relating to final assembly. Sony also established in April 2001 “Sony Semiconductor Kyushu Corporation”, a semiconductor platform company, by integrating three semiconductor fabrication subsidiaries. Moreover, as part of its reorganization of manufacturing facilities, Sony intends to consolidate by the end of September 2001 a facility where portable audio equipment is manufactured with a facility where home-use audio equipment is manufactured. In the U.S., Sony terminated the manufacture of CRTs for computer displays at the end of April 2001 and the facility is focusing on the manufacture of CRTs for televisions. The manufacturing equipment for CRTs for computer displays is being transferred to other regions for reutilization. On the other hand, Sony is establishing new manufacturing facilities in areas where demand is expected to increase. In Japan, aiming at expanding manufacturing capacity of LCDs and CCDs, Sony is constructing a semiconductor-related manufacturing facility, targeting to start operations in October 2001. Cumulative capital expenditures for the facility are expected to be approximately 100 billion yen by the end of the fiscal year ending March 31, 2006, approximately 10 billion yen of which was invested in the fiscal year ended March 31, 2001. In China, a manufacturing facility, which was established for local manufacture and supply of lithium-ion polymer rechargeable batteries, is expected to start operation in the fiscal year ending March 31, 2002.

Recent Strategic Developments and Business Alliances

      In an environment where technologies progress rapidly, Sony is proceeding with alliances with other companies, aiming at prompt and efficient business development despite limited managerial resources.

      In the area of digital televisions/digital set-top-boxes, Sony acquired in December 2000 an approximately 3 percent of the outstanding shares of Canal+ Technologies, which is a unit of Canal+, the largest pay-television operator in Europe. Sony and Canal+ Technologies are jointly proceeding with application and standardization of software related to interactive digital televisions.

      In the area of mobile terminals, Sony and Ericsson of Sweden signed in April 2001 a non-binding Memorandum of Understanding with the intention to create “Sony Ericsson Mobile Communications”, a new company in which Sony and Ericsson will equally invest, to proceed with a mobile phone business worldwide. Sony and Ericsson intend to start operation in October 2001, after completion of definitive documentation and satisfaction of applicable regulatory requirements. Sony plans to account for this investment under the equity method. Sony and Ericsson intend that the new company, to which the mobile phone businesses of the parties will be transferred, will be responsible for product research, design, and development, as well as marketing, sales, distribution, and customer service.

      In the area of flat-panel display devices, Sony and Toyoda Automatic Loom Works, Ltd. intend to invest in January 2002 a total of 20.0 billion yen (10.0 billion yen by each company) in ST-LCD, a joint venture company previously established by the two companies. With demand for low-temperature polycrystalline silicon TFT LCDs expected to increase, this will fund part of ST-LCD’s capital expenditure of 75.0 billion yen to establish a second production line in fall 2001, with a target to start operation of such line in June 2002. After the investment from Sony and Toyoda Automatic Loom Works, Ltd., the total paid-in capital of ST-LCD will be 50.0 billion yen, 25.0 billion yen of which will have been provided by Sony.

      In the area of semiconductors, SCE, International Business Machines Corporation (“IBM”), and Toshiba Corporation (“Toshiba”) reached a definitive agreement in March 2001 to jointly research and develop an ultra-high speed processor for the broadband network era. The three companies jointly established a research and development center in the U.S. and intend to invest together more than 400 million U.S. dollars over the next five years. At the same time, SCE and IBM reached a definitive agreement regarding both the licensing of IBM’s latest semiconductor fabrication process technology under 0.10 micron meter design rules and technological cooperation, aiming for the fabrication of an ultra-high speed processor. SCE and Toshiba also entered into a non-binding Memorandum of Understanding regarding a cooperative relationship for semiconductor embedded DRAM logic process under 0.13 micron meter design rules, aiming for the further integration of semiconductors for PlayStation and PlayStation 2. Furthermore, in May 2001, Sony Corporation and Toshiba agreed to jointly develop process and design technologies for system LSI under 0.10 and 0.07 micron meter design rules. The joint development started in May 2001 at the research and development center of Toshiba and is scheduled to continue until the end of the fiscal year ending March 31, 2004. Research and development expenses are expected to be approximately 15.0 billion yen in total, to be equally provided by the two companies.

      In establishing business models which combine hardware with networks, SCE is separately cooperating with NTT DoCoMo, Inc., America Online, Inc. which is a unit of AOL Time Warner, and Vodafone Multimedia Limited which is a unit of Vodafone UK Limited, to prepare for entertainment services which include online game and Internet functions through the use of PlayStation 2. In the Music business, “pressplay”, which was jointly established by SMEI and Universal Music Group (“Universal”), a unit of Vivendi Universal of France, agreed with Yahoo! to cooperate on digital music distribution. The pressplay subscription service is scheduled to be launched in the U.S. later in 2001. In the area of communication service business, during the fiscal year ended March 31, 2001, Sony acquired 15 percent of the outstanding shares of Tokyu Cable Television (“Tokyu Cable”). Sony, Tokyu Cable, and Tokyu Corporation are jointly working to establish a broadband network.

      In the financial service business, Sony Bank Inc., which was established as a personal Internet bank, obtained a formal banking license from the Financial Services Agency in Japan in April 2001, and started its operation in June 2001. The total paid-in capital of Sony Bank Inc. is 37.5 billion yen, 30.0 billion yen of which was provided by Sony Corporation. In the field of electronic money service, eleven companies, including Sony Corporation, NTT DoCoMo, Inc., and Sumitomo Mitsui Banking Corporation, established in January 2001 a joint venture company named “bitwallet, Inc.” to promote a prepaid electronic money service named “Edy” in Japan through the use of “FeliCa”, a non-contact IC card technology developed by Sony. The total capitalization of the company is 5.0 billion yen, 47 percent of which was provided by the Sony group. The company plans to commence a full-scale service in Japan in October 2001.

      In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), a directly and indirectly wholly owned subsidiary of Sony Corporation which is engaged in Internet-related services. This issuance aims to further the growth of SCN as a member of the Sony group, by enhancing its independence and flexibility, and at the same time to enhance overall group corporate value by enhancing SCN’s synergy with other Sony group divisions.

EVA®

      Sony has been using EVA® as one evaluation measure to improve returns from capital investment since the fiscal year ended March 31, 2000. In the Electronics business, to which Sony first introduced EVA®, Sony has been focusing on key businesses by introducing the concept of cost of capital based on EVA® to profit evaluations and, since the fiscal year ended March 31, 2001, has been reflecting EVA® in compensation, including for general managers as well as for corporate executive officers. In the fiscal year ending March 31, 2002, Sony intends to proceed with the introduction of EVA® in the Music and Pictures businesses. Sony intends to make further use of EVA® throughout the group.

Forecast of Consolidated Results

      Factors which may affect Sony’s financial performance include the following: general market factors in major areas where Sony conducts its businesses such as general economic conditions and levels of consumer spending, foreign exchange fluctuations, taxation policies of individual countries, and trading tariffs as well as subjective and changing consumer preferences and changing demographics, penetration ratios of products, Sony’s ability to continue to design, develop, manufacture, sell, and win acceptance of its products and services, procurement of key devices, research and development expenses and depreciation expenses for capital expenditures for making high value-added and digital network products, and various costs including expenses for raw materials, personnel, and royalty.

      Regarding the forecast of consolidated results for the fiscal year ending March 31, 2002, a more severe business environment is expected due to such factors as the remaining uncertainty in the progress of economic structural reform and recovery in Japan, the possibility that the negative effects of the economic slowdown in the U.S. will spread to other countries, oversupply, and price competition. However, Sony’s consolidated sales, operating income, and income before income taxes are expected to be higher than that in the fiscal year ended March 31, 2001. Regarding net income, profit performance is expected to improve significantly primarily due to the one time effect of the adoption of the new film accounting standard (refer to Note 2 of Notes to Consolidated Financial Statements) in the fiscal year ended March 31, 2001. This forecast assumes that the yen for the fiscal year ending March 31, 2002 will continue to be weak against the U.S. dollar and euro compared with the fiscal year ended March 31, 2001. Also, this forecast does not include the effects relating to the proposed new company between Sony and Ericsson, which is expected to be formed after completion of definitive documentation and satisfaction of applicable regulatory requirements.

      The aforementioned consolidated forecast for the fiscal year ending March 31, 2002 includes the following factors. Research and development expenses for the fiscal year ending March 31, 2002 are expected to increase compared with those in the fiscal year ended March 31, 2001. This reflects, in the Electronics business, Sony’s research and development activities especially in such areas as semiconductors, next-generation displays, optical/magnetic data storage, and communications and, in the Game business, Sony’s development and introductions of PlayStation 2 software and research and development activities corresponding to broadband networks. Capital expenditures (additions to fixed assets) for the fiscal year ending March 31, 2002 are expected to decrease by approximately 65 billion yen, or approximately 14 percent, to approximately 400 billion yen, compared with those in the fiscal year ended March 31, 2001. This is primarily because capital expenditures for manufacturing equipment for semiconductors in the Game business are expected to decrease significantly while those in the Electronics business are expected to increase only slightly. Among expenditures in the Electronics business, the largest focus is on manufacturing equipment for electronic devices including semiconductors and LCDs. Depreciation and amortization expenses, including amortization of deferred insurance acquisition costs, for the fiscal year ending March 31, 2002 are expected to increase by approximately 62 billion yen, or approximately 18 percent, to approximately 410 billion yen compared with those in the fiscal year ended March 31, 2001. This reflects capital expenditures for the past several years especially in the Electronics business. Depreciation expenses for the fiscal year ending March 31, 2002 are expected to increase by approximately 60 billion yen, or approximately 22 percent, to approximately 330 billion yen, compared with those in the fiscal year ended March 31, 2001.

      In the Electronics business, overall sales are expected to increase due to the introduction of high-value-added digital equipment, which is suitable for network environments. Regarding sales by product categories, sales of such products as PCs, mobile phones, televisions, digital still cameras, DVD-Video players, projectors, and LCDs are expected to increase. On the other hand, sales of such products as PC-related equipment and such related devices are expected to decrease. Regarding profit performance, operating income is expected to decrease. This is primarily due to severe price competition, Sony’s intention to continue to strengthen research and development activities, increases in depreciation expenses reflecting capital expenditures for the past several years, and expenses relating to realignment of businesses.

      In the Game business, regarding hardware, Sony intends to achieve production shipments of 20 million units of PlayStation 2 and over 10 million units of PS one. Regarding software, the amount of sales is expected to increase primarily due to greater hardware penetration of PlayStation 2 and an increase in the number of software titles available for it. As a result, overall sales are expected to increase significantly. Regarding profit performance, an operating profit is expected to be recorded because of an anticipated significant improvement in profit performance primarily due to achievement of cost reductions by establishing a manufacturing structure for sufficient output of PlayStation 2 hardware, and due to expansion of software sales.

      In the Music business, sales are expected to increase primarily due to the strength of albums anticipated for release during the upcoming year. Regarding profit performance, operating income is expected to increase primarily due to higher sales and continued benefits associated with global cost reduction initiatives, including the prior year’s reduction in the number of employees at SMEI.

      In the Pictures business, sales are expected to increase slightly primarily because revenues from production and distribution in the television business are expected to increase in international markets outside the U.S., although box office revenues from films to be released in the fiscal year ending March 31, 2002 are expected to be flat. Regarding profit performance, operating income is expected to increase primarily due to expected improvement in the profit performance of films to be released in the upcoming year as opposed to the prior year films, and due to cost reduction efforts.

      In the Insurance business, revenue is expected to increase because a net increase in insurance-in-force is expected both in the life insurance business and the non-life insurance business. Regarding profit performance, primarily due to the increases in revenues, overall operating income is expected to increase because operating income in the life insurance business is expected to increase and losses in the non-life insurance business are expected to decrease.

      In the Other business, operating losses are expected to decrease primarily because losses of location-based entertainment businesses in Japan, the U.S., and Germany are expected to decrease.

      Other income in the fiscal year ending March 31, 2002 is expected to decrease primarily because the previous year included gains on sales of securities investments and other, net and gains on issuance of stock by equity investees.

      Regarding Aiwa Co., Ltd., an approximately 51 percent owned consolidated subsidiary of Sony Corporation, reorganization expenses, such as severance expenses and losses on the sale and disposal of long-lived assets, relating to the execution of the realignment of businesses which was announced in March 2001, are expected to negatively affect Sony’s consolidated results in the fiscal year ending March 31, 2002. Aiwa Co., Ltd. also announced its plans to carry out a one-for-one rights issuance to shareholders for such purposes as funding its restructuring measures. The total size of the rights issuance will be approximately 35.0 billion yen and payment for such shares will be due on July 30, 2001. Sony Corporation plans to assume the rights issuance in proportion to its interest in Aiwa Co., Ltd.

      Equity in net losses of affiliated companies accounted for under the equity method in the fiscal year ending March 2002 is expected to decrease primarily because of the absence of the negative effect relating to Loews in the previous year, and results of certain affiliated companies such as CHC and Telemundo are expected to improve.

Dividend Policy

      At the Ordinary General Meeting of Shareholders held on June 21, 2001, a year-end cash dividend per share of Sony Corporation was approved at the rate of 12.5 yen. Sony Corporation had already paid 12.5 yen per share to each shareholder; accordingly the annual cash dividend per share was 25.0 yen.

      As for retained earnings, Sony plans to utilize them to carry out various investments that are important for ensuring future growth and strengthening competitiveness. Sony believes that by continuously increasing corporate value, each shareholder can be rewarded.

New Statements of Financial Accounting Standards

Derivative Instruments and Hedging Activities:

      On April 1, 2001, Sony adopted Statement of Financial Accounting Standards (“FAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an Amendment of FASB statement No. 133.” FAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders’ equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. On April 1, 2001, upon the adoption of the new standard, Sony recorded an unrealized gain of 1.1 billion yen in accumulated other comprehensive income in the consolidated balance sheet and an after-tax gain of 6.0 billion yen as the cumulative effect of an accounting change in the consolidated statements of income for the fiscal year ending March 31, 2002.

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

      Set forth below are the current Sony Corporation Directors and Statutory Auditors, their date of birth, the year in which they were first elected, their current position, prior positions held within the last five years, and other principal directorships outside the Sony group as of June 22, 2001.

Directors

Norio Ohga	Date of Birth:	January 29, 1930
	Director or Statutory Auditor since:	1972
	Current Position:	Director, Chairman of the Board
	Prior Position:	Representative Director, Chairman and Chief Executive Officer (“CEO”)
	Other Principal Directorship:	Director of KDDI Corporation

Nobuyuki Idei	Date of Birth:	November 22, 1937
	Director or Statutory Auditor since:	1989
	Current Position:	Representative Director, Chairman and CEO
	Prior Position:	Representative Director, President and Co-CEO
	Other Principal Directorship:	Director of General Motors Corporation and Nestlé S.A.

Kunitake Ando	Date of Birth:	January 1, 1942
	Director or Statutory Auditor since:	2000
	Current Position:	Representative Director, President and Chief Operating Officer (“COO”)
	Prior Position:	President of Personal IT Network Company, a former internal unit of Sony Corporation
	Other Principal Directorship:	None

Teruhisa Tokunaka	Date of Birth:	August 9, 1945
	Director or Statutory Auditor since:	1999
	Current Position:	Representative Director, Executive Deputy President and Chief Financial Officer (“CFO”)
	Prior Position:	President and CEO of Sony Computer Entertainment Inc.
	Other Principal Directorship:	None

Minoru Morio	Date of Birth:	May 20, 1939
	Director or Statutory Auditor since:	1988
	Current Position:	Director, Vice Chairman, in charge of EMCS
	Prior Position:	Representative Director, Executive Deputy President and Chief Technology Officer (“CTO”)
	Other Principal Directorship:	Director of Applied Materials, Inc.

Teruo Masaki	Date of Birth:	August 7, 1943
	Director or Statutory Auditor since:	1999
	Current Position:	Director, Corporate Senior Executive Vice President, in charge of Legal Matters and Intellectual Property
	Prior Position:	Deputy President of Sony Corporation of America
	Other Principal Directorship:	None

Howard Stringer	Date of Birth:	February 19, 1942
	Director or Statutory Auditor since:	1999
	Current Position:	Director, Chairman and CEO of Sony Corporation of America
	Prior Position:	Chairman and CEO of Tele-TV
	Other Principal Directorship:	Director of Loews Cineplex Entertainment Corporation and Applied Graphics Technologies Inc.

Ken Kutaragi	Date of Birth:	August 2, 1950
	Director or Statutory Auditor since:	2000
	Current Position:	Director, President and CEO of Sony Computer Entertainment Inc.
	Prior Position:	Executive Vice President and COO of Sony Computer Entertainment Inc.
	Other Principal Directorship:	None

Peter G. Peterson	Date of Birth:	June 5, 1926
	Director or Statutory Auditor since:	1991
	Current Position:	Director
	Prior Position:	Same position within the last five years
	Other Principal Directorship:	Chairman of The Blackstone Group and Director of Sirius Satellite Radio Inc.

Kenichi Suematsu	Date of Birth:	March 2, 1926
	Director or Statutory Auditor since:	1997
	Current Position:	Director
	Prior Position:	Counsellor of The Sakura Bank, Limited
	Other Principal Directorship:	Advisor of Sumitomo Mitsui Banking Corporation, Director of Mitsui Mutual Life Insurance, Co., and Director of Daicel Chemical Industries, Ltd.

Iwao Nakatani	Date of Birth:	January 22, 1942
	Director or Statutory Auditor since:	1999
	Current Position:	Director
	Prior Position:	Professor at Hitotsubashi University Faculty of Commerce and Management
	Other Principal Directorship:	Director of Research, Sanwa Research Institute and Consulting Corporation, Director of JSAT Corporation, and Director of ASKUL Corporation

Göran Lindahl	Date of Birth:	April 28, 1945
	Director or Statutory Auditor since:	2001
	Current Position:	Director
	Prior Position:	President and CEO of ABB Ltd
	Other Principal Directorship:	Director of E. I. du Pont de Nemours and Company, Director of Telefonaktiebolaget LM Ericsson, and Director of Ratos AB

Statutory Auditors

Akihisa Ohnishi	Date of Birth:	March 10, 1937
	Director or Statutory Auditor since:	1993
	Current Position:	Standing Statutory Auditor
	Prior Position:	Same position within the last five years

Takashi Hayashi	Date of Birth:	November 1, 1944
	Director or Statutory Auditor since:	1999
	Current Position:	Standing Statutory Auditor
	Prior Position:	President of Sony Ichinomiya Inc.

Takafumi Abe	Date of Birth:	July 20, 1938
	Director or Statutory Auditor since:	2000
	Current Position:	Standing Statutory Auditor
	Prior Position:	President of Sakura Investment Management Co., Ltd.

Masasuke Ohmori	Date of Birth:	May 11, 1937
	Director or Statutory Auditor since:	2001
	Current Position:	Statutory Auditor
	Prior Position:	Director-General of Cabinet Legislation Bureau

      Set forth below are the current Sony Corporation Executive Officers (refer to Board Practices below), their date of birth, the year in which they were first elected, their current position, prior positions held within the last five years, and other principal directorships outside the Sony group as of June 22, 2001.

Executive Officers

Suehiro Nakamura	Date of Birth:	April 28, 1937
	Executive Officer since:	1997
	Current Position:	Executive Deputy President, President of Core Technology & Network Company, an internal unit of Sony Corporation
	Prior Position:	President of Semiconductor Company, a former internal unit of Sony Corporation

Shizuo Takashino	Date of Birth:	September 2, 1943
	Executive Officer since:	1997
	Current Position:	Corporate Senior Executive Vice President, President of Broadband Solution Network Company, an internal unit of Sony Corporation
	Prior Position:	President of Home Network Company, an internal unit of Sony Corporation

Akira Kondoh	Date of Birth:	February 2, 1945
	Executive Officer since:	2000
	Current Position:	President, Chief Administration Officer, in charge of Management Platform
	Prior Position:	Deputy President of Daiwa Securities SB Capital Markets Co., Ltd.

Teruaki Aoki	Date of Birth:	October 18, 1941
	Executive Officer since:	2001
	Current Position:	Corporate Executive Vice President, in charge of Information Systems
	Prior Position:	President of Sony Electronics Inc.

Mario Tokoro	Date of Birth:	June 11, 1947
	Executive Officer since:	1997
	Current Position:	Corporate Executive Vice President and CTO, President of Internet Laboratories, internal research laboratories of Sony Corporation
	Prior Position:	Professor at Keio University Faculty of Science and Technology

Katsumi Ihara	Date of Birth:	September 24, 1950
	Executive Officer since:	1997
	Current Position:	Corporate Executive Vice President, President of Digital Telecommunications Network Company, an internal unit of Sony Corporation
	Prior Position:	President of Personal IT Network Company, a former internal unit of Sony Corporation

Kenichiro Yonezawa	Date of Birth:	December 22, 1941
	Executive Officer since:	1998
	Current Position:	Corporate Executive Vice President, in charge of Corporate Human Resources and Corporate General Affairs
	Prior Position:	In charge of Legal Matters and Intellectual Property

Mitsuru Ohki	Date of Birth:	January 27, 1944
	Executive Officer since:	1997
	Current Position:	Corporate Executive Vice President, in charge of Public Relations and Corporate External Relations
	Prior Position:	President of B&P Company, an internal unit of Sony Corporation

Takeo Minomiya	Date of Birth:	January 18, 1944
	Executive Officer since:	1999
	Current Position:	Corporate Executive Vice President, President of Semiconductor Network Company, an internal unit of Sony Corporation
	Prior Position:	President of Recording Media & Energy Company, a former internal unit of Sony Corporation

Tetsujiro Kondo	Date of Birth:	February 9, 1949
	Executive Officer since:	1999
	Current Position:	Corporate Senior Vice President and CTO, President of A3 Research Center, an internal research center of Sony Corporation
	Prior Position:	President of Algorithm Research Center, a former internal research center of Sony Corporation

Michiaki Tsurumi	Date of Birth:	March 26, 1942
	Executive Officer since:	2000
	Current Position:	Corporate Senior Vice President, in charge of Broadcasting and Telecommunications Business
	Prior Position:	Executive Vice President of Communication System Solutions Network Company, a former internal unit of Sony Corporation

Tadashi Saito	Date of Birth:	August 21, 1953
	Executive Officer since:	2001
	Current Position:	Senior General Manager and CFO of the Electronics HQ
	Prior Position:	Senior General Manager of Corporate Development Department, a former internal department of Sony Corporation

      All of the aforementioned Directors, excluding the outside Directors, hold their respective offices as Corporate Executive Officers and Group Executive Officers in addition to the position of Director. All of the aforementioned persons, with the exception of Mr. Peter G. Peterson, Mr. Kenichi Suematsu, Mr. Iwao Nakatani, Mr. Göran Lindahl, and Mr. Masasuke Ohmori, are engaged on a full-time basis in the affairs of Sony. There is not any family relationship between any of the persons named above. There is not any arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director, a Statutory Auditor, or an Executive Officer.

Compensation

      The aggregate amount of remuneration, including bonuses paid and benefits in kind granted by Sony during the fiscal year ended March 31, 2001 to all Directors, Statutory Auditors, and Executive Officers (refer to Board Practices below) of Sony Corporation who served during the fiscal year ended March 31, 2001, as a group (38 persons), totaled 3,873 million yen. Also, as part of Sony’s incentive compensation arrangements, Sony Corporation has issued in Japan bonds with detachable warrants. The warrants, which represent rights to subscribe for Sony Corporation’s Common Stock, have been granted to the Directors, Corporate Executive Officers, Group Executive Officers, and selected employees on the date of issuance. The warrants generally vest ratably up to three years from the date of grant and are generally exercisable up to six years from the date of grant. The portion of those warrants which was granted by Sony during the fiscal year ended March 31, 2001 to the Directors, Statutory Auditors, or Executive Officers as of May 31, 2001, and which was exercisable as of the same date, confers rights to purchase a total number of 328 thousand shares of Sony Corporation’s Common Stock. The exercise price for these warrants is 12,457 yen per share. In addition, in order to provide equity-based compensation to selected executives in Sony’s U.S. subsidiaries, Sony Corporation has issued U.S. dollar-denominated convertible bonds (“CBs”) to a holding company in the U.S., and the holding company has sold the CBs to those executives. For the purpose of carrying out this plan, the holding company lent an amount equal to the conversion price to such executives for their purchases of such CBs until the date of conversion. The CBs generally vest ratably up to three years from the date of sale and are generally exercisable up to ten years from the date of sale. The portion of those CBs which was sold by Sony during the fiscal year ended March 31, 2001 to the Directors confers rights to convert to a total number of 60 thousand shares of Sony Corporation’s Common Stock. The exercise price for these CBs is 122.98 U.S. dollars per share.

      Regarding the above compensation plans, refer to Note 15 of Notes to Consolidated Financial Statements.

      The aggregate amount accrued for lump-sum severance indemnities by Sony during the fiscal year ended March 31, 2001 for all Directors, Statutory Auditors, and Executive Officers of Sony Corporation as of May 31, 2001, as a group, totaled 291 million yen.

Board Practices

      Under the Japanese Commercial Code, all Directors and Statutory Auditors shall be elected at the General Meeting of Shareholders. In general, under the Articles of Incorporation of Sony Corporation, the terms of office of Directors shall expire at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last closing of accounts within one year after their assumption of office, and the terms of office of Statutory Auditors shall expire at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last closing of accounts within three years after their assumption of office. However, both the Directors and Statutory Auditors may serve any number of consecutive terms.

      From among the Directors, the Board of Directors shall elect one or more Representative Directors. Each of the Representative Directors has the statutory authority to represent Sony Corporation in the conduct of its affairs. On or before March 31, 2001, the term “Executive Officers” as defined here consisted of the Corporate Executive Officers and the Group Executive Officers designated by the Board of Directors of Sony Corporation and certain senior management employees, as well as certain members of the Board, who comprised the Management Committees, which were advisory bodies for the Representative Directors to deliberate important business issues for Sony. On April 1, 2001, Sony reorganized its management bodies in line with the reorganization of its headquarters functions and since then the “Executive Officers” consist of the Corporate Executive Officers and the Group Executive

Officers designated by the Board of Directors of Sony Corporation and certain senior management employees, as well as certain members of the Board, who comprise the Group Executive Committee (“GEC”) and the Electronics Executive Committee (“EEC”). Under the supervision of the Board of Directors, the GEC formulates business strategies and makes managerial decisions for the entire Sony group, while the EEC does so specifically for the Electronics business.

      The Statutory Auditors of Sony Corporation are not required to be and are not certified public accountants. However, at least one of the Statutory Auditors must be a person who has not been a Director, general manager, or employee of Sony Corporation or any of its subsidiaries during the five-year period immediately prior to his election as a Statutory Auditor. The Statutory Auditors may not at the same time be Directors, managers, or employees of Sony Corporation. Each Statutory Auditor has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the General Meeting of Shareholders and also to supervise the administration by the Directors of Sony Corporation’s affairs. Statutory Auditors are entitled to participate in meetings of the Board of Directors but are not entitled to vote. Under the “Law concerning Special Measures to the Commercial Code with respect to Audit”, the Board of Statutory Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Statutory Auditor may note his opinion in the audit report if it is different from the opinion of the Board of Statutory Auditors that is expressed in the audit report. The Board of Statutory Auditors is empowered to establish audit principles, the method of examination by the Statutory Auditors of Sony Corporation’s affairs and financial position, and other matters concerning the performance of the Statutory Auditors’ duties.

      Regarding compensation, the aggregate maximum amount of remuneration to Directors and Statutory Auditors is subject to approval at the General Meeting of Shareholders. Subject to such authorized aggregate maximum amount, the “Compensation Committee”, on behalf of the Board of Directors, determines the compensation to each Director, and the Board of Statutory Auditors determine the compensation to each Statutory Auditor. In addition, the “Compensation Committee” reviews and approves salaries and other compensation to the Executive Officers. The Compensation Committee also reviews and approves various other compensation policies and matters, including the review and approval of stock option plans and grants to the Directors and Executive Officers. The Compensation Committee is composed of the following members: Kenichi Suematsu who is the Chairman of the Compensation Committee, Peter G. Peterson, and Tsunao Hashimoto. Mr. Suematsu and Mr. Peterson are outside Directors, and Mr. Hashimoto is an Advisor of Sony Corporation. Mr. Hashimoto was a Vice Chairman and Representative Director of Sony Corporation until June 1998. The Compensation Committee held seven meetings in the fiscal year ended March 31, 2001.

      There are no Director’s service contracts with Sony providing for benefits upon termination of service.

Employees

      As of March 31, 2001, Sony had approximately 181,800 employees, including fixed-term employees, a decrease of approximately 7,900 from the number as of March 31, 2000. The decrease is attributable to a reduction of the number of employees, primarily in the Electronics and Music businesses. The number of employees in the Pictures and Game businesses increased. As of March 31, 2001, approximately 71,600 employees were located in Japan and 110,200 outside Japan, and approximately 12 percent were members of labor unions. As of March 31, 2000, Sony had approximately 189,700 employees, including fixed-term employees, an increase of approximately 4,500 from the number as of March 31, 1999. As of March 31, 2000, approximately 73,900 employees were located in Japan and 115,800 outside Japan, and approximately 14 percent were members of labor unions. The following table shows the number of employees by business segment as of March 31, 1999, 2000, and 2001.

Number of employees by business segment

	March 31

	1999	2000	2001

Electronics	150,100	153,000	145,100

Game	2,400	3,200	3,700

Music	17,900	17,700	15,900

Pictures	4,400	4,400	5,600

Insurance	5,500	6,000	5,900

Other	4,100	4,700	4,900

Unallocated-Corporate employees	800	700	700

Total	185,200	189,700	181,800

      Regarding employee relations, a labor dispute, which occurred at a manufacturing facility in Indonesia beginning April 2000, was settled in the fiscal year ended March 31, 2001. The impact of this dispute did not have a material effect on Sony’s consolidated results. Sony generally considers its employee relations to be good.

Share Ownership

      The following is the total number of shares of Sony Corporation’s Common Stock beneficially owned by the Directors, Statutory Auditors, and Executive Officers as of May 31, 2001.

		Number of shares
	Identity of person	beneficially owned	Percentage
Title of class	or group	(in thousands)	of class

Common Stock	Directors, Statutory Auditors, and Executive Officers	3,263	0.4

      None of Sony’s Directors, Statutory Auditors, and Executive Officers is the beneficial owner of more than one percent of Sony Corporation’s Common Stock.

      Regarding compensation plans, Sony has granted warrants, which represent rights to subscribe for Sony Corporation’s Common Stock, to the Directors, Corporate Executive Officers, Group Executive Officers, and selected employees. The warrants generally vest ratably up to three years from the date of grant and are generally exercisable up to six years from the date of grant. The following table shows the portion of those warrants which were granted by Sony to the Directors, Statutory Auditors, or Executive Officers as of May 31, 2001 and which were outstanding as of the same date. The exercise price per share has been adjusted for the two-for-one stock split that has become effective on May 19, 2000 and is subject to anti-dilution adjustment.

	Total number of shares to be
Year granted	called for by warrants	Exercise price per share
(Year ended March 31)	(in thousands)	(yen)

1998	130	5,894
1999	261	6,264
2000	315	7,167
2001	328	12,457

      In addition, in order to provide equity-based compensation to selected executives in Sony’s U.S. subsidiaries, Sony Corporation has issued U.S. dollar-denominated CBs to a holding company in the U.S. and the holding company has sold the CBs to those executives. The CBs generally vest ratably up to three years from the date of sale and are generally exercisable up to ten years from the date of sale. The following table shows the portion of those CBs which were held by the Directors as of May 31, 2001 and which were outstanding as of the same date.

	Total number of shares to be
Year issued	called for by CBs	Exercise price per share
(Year ended or ending March 31)	(in thousands)	(U.S. dollars)

2001	60	122.98
2002	106	71.28

      Furthermore, Sony has granted stock appreciation rights (“SARs”) in Japan, Europe, and the U.S. to selected employees. Under the terms of these plans, employees receive upon exercise cash equal to the amount by which the market price of Sony Corporation’s Common Stock exceeds the strike price of the SARs. The SARs generally vest ratably up to three years from the date of grant and are generally exercisable up to six years from the date of grant. The following table shows the portion of those SARs which were granted by Sony to selected employees who are the Directors, Statutory Auditors, or Executive Officers as of May 31, 2001 and which were outstanding as of the same date. The exercise price per share has been adjusted for the two-for-one stock split and is subject to anti-dilution adjustment. It has been shown by exercise range when such compensation was granted several times during the respective fiscal year.

	Total number of shares to be	Exercise price per share
Year granted	called for by SARs	(Yen for the Japanese plan,
(Year ended March 31)	(in thousands)	U.S. dollars for the U.S. plan)

The Japanese plan
1998	34	From 5,828 to 6,143
1999	9	5,586
2000	29	From 7,186 to 7,445

The U.S. plan
1999	312	From 37.28 to 43.41

      Regarding the above compensation plans, refer to Note 15 of Notes to Consolidated Financial Statements.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

      Persons or groups that owned of record or beneficially more than five percent of the outstanding Common Stock as of March 31, 2001 were as follows:

		Number of shares owned	Percentage of
Title of class	Identity of person or group	(in thousands)	class owned

Common Stock	Moxley & Co	56,500	6.1

      Moxley & Co. is a nominee of Morgan Guarantee Trust Company of New York, which is a depositary of Sony Corporation’s ADRs. There was no significant change in the percentage ownership held by any major shareholders during the past three years. Major shareholders of Sony Corporation do not have different voting rights.

      As of March 30, 2001, there were 919,617,134 shares of Common Stock outstanding, of which 56,325,696 shares were in the form of ADRs and 88,517,776 shares were held of record in the form of Common Stock by residents in the U.S. The number of registered ADR holders was 7,153, and the number of registered holders of shares of Common Stock in the U.S. was 352.

      To the knowledge of Sony Corporation, it is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly. As far as is known to Sony Corporation, there are no arrangements, the operation of which may at a subsequent date, result in a change in control of Sony Corporation.

Related Party Transactions

      In the ordinary course of business, Sony purchases materials, supplies, and services from numerous suppliers throughout the world, including firms with which certain members of the Board of Directors are affiliated. During the fiscal year ended March 31, 2001, Sony had the following sales/purchase transactions with equity affiliates accounted under the equity method: sales of approximately 25.1 billion yen to Sony Thai Co. Ltd., purchases of approximately 56.5 billion yen from Oita TS Semiconductor Corporation; and purchases of approximately 18.5 billion yen from ST-LCD. As of March 31, 2001, Sony had notes and accounts receivable, trade of approximately 15.6 billion yen owed by CHC. Sony does not consider the amounts involved in such transactions to be material to its business. Refer to Note 6 of Notes to Consolidated Financial Statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

Item 8.  Financial Information

      Refer to Consolidated Financial Statements and Notes to Consolidated Financial Statements.

Legal Proceedings

      Under the terms of a consent decree entered into with the Federal Trade Commission (the “FTC”) in May 2000, SMEI agreed, among other things, to refrain from adopting any minimum advertised pricing program for seven years and from entering into any agreement with a dealer to control or maintain the resale price of any Sony product. Subsequent to the announcement of this arrangement with the FTC, 98 purported class actions, alleging violations of U.S. federal and state antitrust laws as well as various state unfair competition laws, have been filed against SMEI and other record companies in state and federal courts across the U.S. Total damages sought cannot currently be determined, although certain of the suits have set forth specific monetary damages of up to 500 million U.S. dollars, before trebling.

      Of the 98 class actions brought against SMEI and other record companies, 55 were brought in federal courts. One of these was voluntarily dismissed, and the remainder have been consolidated for coordinated pretrial proceedings under the caption In re: Compact Disc Minimum Advertised Price Antitrust Litigation, MDL Docket No. 1361. This consolidated suit also includes approximately 45 additional actions alleging price fixing and unfair competition brought by various states’ attorneys general. In March 2001, defendants’ motion to dismiss the attorneys general’s complaints in MDL Docket No. 1361 was denied, and defendants’ motion to dismiss the private plaintiffs’ complaint was granted in part. Defendants have since answered the complaints, the court has entered a comprehensive scheduling order, and discovery is underway on both class and merits issues.

      Of the 98 class actions brought against SMEI and other record companies, the remaining 43 suits were brought in state courts. Six of these have since been dismissed. 18 of the remaining cases were brought in California and consolidated into Judicial Council Coordination Proceeding No. 4123, discovery in which is to proceed in coordination with MDL Docket No. 1361. Motions to stay or dismiss the remaining 19 state court cases are pending in various state courts.

      In 1995, a purported class action against SMEI and other record companies was filed in U.S. District Court in California by direct purchasers of music CDs, alleging a conspiracy to fix the prices of CDs, seeking an injunction and treble damages. In 1996, the defendants’ motion to dismiss the amended complaint was granted, and the action was dismissed. In 1997, the Ninth Circuit reversed the dismissal and remanded the case to the District Court. In 1998, SMEI answered the amended complaint, denying its material allegations.

      In 1997, a further purported class action against SMEI and other record companies was commenced in U.S. District Court in California by direct purchasers of CDs, alleging a conspiracy to fix the prices of CDs and seeking an injunction and treble damages. In 1998, this action and a number of other actions asserting similar same claims filed in various federal district courts were consolidated under the caption In re: Compact Disc Antitrust Litigation for pretrial purposes. Discovery in the consolidated case has mostly concluded. In June 2000, plaintiffs’ motions to certify a class of all direct CD purchasers was denied. Defendants’ motion for summary judgment is pending.

      Since 1998, purported class actions against SMEI and other record companies have also been filed in state courts in Tennessee, Florida, Kansas, Michigan, New Mexico, New York, North Dakota, West Virginia, and the District of Columbia, on behalf of persons who purchased CDs indirectly, alleging a conspiracy to fix the prices of CDs. Defendants’ motions to dismiss have been denied in Tennessee and Kansas, granted in New Mexico, and are pending in some other states. In the Michigan case, discovery on class certification issues is being conducted.

      In 1993, a purported class action was filed in U.S. District Court in Georgia on behalf of an alleged class of music performers and deceased performers against SMEI and other record companies, alleging violations of the Employee Retirement Income Security Act (“ERISA”), breach of contractual and fiduciary duties, and violations of the Racketeer Influenced and Corrupt Organizations (“RICO”) Act. Damages sought included substantial, but unspecified, monetary damages and treble damages. After consolidating this action with another, similar suit, the Court dismissed the ERISA claims. The Court denied a motion to dismiss state law breach of contract and fraud claims, a motion for summary judgement on the RICO claims, and the plaintiffs’ motions for class certification. In 2000, the Eleventh Circuit affirmed the District Court’s dismissal of the ERISA claims and denial of class certification. In March 2001, plaintiffs filed a Petition for a Writ of Certiorari in the U.S. Supreme Court, upon which the Supreme Court has not yet acted.

      In addition, Sony Corporation and certain of its subsidiaries are defendants in several other pending lawsuits. However, based upon the information currently available to Sony, the management of Sony believes that damages from such lawsuits, if any, would not have a material effect on Sony’s consolidated financial results and condition.

Dividend Policy

      At the Ordinary General Meeting of Shareholders held on June 21, 2001, a year-end cash dividend per share of Sony Corporation was approved at the rate of 12.5 yen. Sony Corporation had already paid 12.5 yen per share to each shareholder; accordingly the annual cash dividend per share was 25.0 yen.

      As for retained earnings, Sony plans to utilize them to carry out various investments that are important for ensuring future growth and strengthening competitiveness. Sony believes that by continuously increasing corporate value, each shareholder can be rewarded.

Significant Changes

      No significant change has occurred since the date of the annual financial statements included in this annual report. Regarding subsequent events after the end of March 2001, refer to “Strategic Developments and Forecast” in “Item 5. Operating and Financial Review and Prospects.”

Item 9.  The Offer and Listing

Trading Markets

      The principal trading markets for Sony Corporation’s ordinary shares are the Tokyo Stock Exchange (the “TSE”) in the form of Common Stock and the New York Stock Exchange (the “NYSE”) in the form of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”). Each ADS represents one share of Common Stock.

      Sony Corporation’s Common Stock, par value 50 yen per share, has been listed on the TSE since 1958, and is also listed on four other stock exchanges in Japan: Osaka, Nagoya, Fukuoka and Sapporo. In addition, Sony Corporation’s Common Stock is listed on the following stock exchanges outside Japan: Pacific, Chicago, Toronto, London, Paris, Frankfurt, Düsseldorf, Brussels, Vienna, and Swiss.

      Sony Corporation’s ADRs have been traded in the U.S. since 1961 and have been listed on the NYSE since 1970 under the symbol “SNE.” Sony Corporation’s ADRs are issued and exchanged by Morgan Guaranty Trust Company of New York, as Depositary.

      In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), a directly and indirectly wholly owned subsidiary of Sony Corporation which is engaged in Internet-related services. The subsidiary tracking stock, totaling 3,072,000 shares, was issued at 3,300 yen per share and listed on the TSE. On June 20, 2001, the closing sales price per share of the tracking stock on the TSE was 2,950 yen. The shares were not offered or sold in the U.S.

Trading on the TSE and NYSE

      The following table sets forth for the periods indicated the reported high and low sales prices per share of Sony Corporation’s Common Stock on the TSE and the reported high and low sales prices per share of Sony Corporation’s ADS on the NYSE.

	Tokyo Stock		New York Stock
	Exchange		Exchange
	Price Per Share		Price Per Share
	of Common Stock		of ADS
	(Yen)		(U.S. Dollars)

	High	Low	High	Low

Annual highs and lows

The fiscal year ended March 31, 1997*	4,590	3,175	37.13	29.44

The fiscal year ended March 31, 1998*	6,350	4,260	51.84	34.75

The fiscal year ended March 31, 1999*	6,745	3,615	50.38	30.13

Quarterly highs and lows
The fiscal year ended March 31, 2000*

1st quarter	6,730	5,360	55.25	44.63

2nd quarter	8,630	6,605	80.25	54.97

3rd quarter	15,150	7,565	147.94	71.63

4th quarter	16,950	11,715	157.38	104.25
The fiscal year ended March 31, 2001

1st quarter	15,100	9,260	141.25	88.75

2nd quarter	12,480	9,850	116.31	90.44

3rd quarter	10,870	7,510	100.94	67.00

4th quarter	9,560	7,990	78.38	65.40

Monthly highs and lows
2000

December	9,040	7,510	81.94	67.00
2001

January	9,160	8,200	78.38	67.38

February	8,770	7,990	74.19	69.26

March	9,560	8,000	77.60	65.40

April	9,380	8,420	78.00	67.42

May	10,340	9,130	85.75	76.50

*	The reported high and low share prices of Sony Corporation for the fiscal years ended March 31, 2000, 1999, 1998, and 1997, have been restated for the two-for-one stock split that has become effective on May 19, 2000. Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

      On June 20, 2001, the closing sales price per share of Sony Corporation’s Common Stock on the TSE was 8,660 yen. On June 19, 2001, the closing sales price per share of Sony Corporation’s ADS on the NYSE was 70.82 U.S. dollars.

Item 10.  Additional Information

Share Capital

      Not applicable

Memorandum and Articles of Association

Organization

      Sony Corporation is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code (shoho) of Japan. It is registered in the Commercial Register (shogyo tokibo) maintained by the Shinagawa Registry Office and several other registry offices of the Ministry of Justice.

Objects and purposes

      Article 2 of the Articles of Incorporation of Sony Corporation provides that its purpose is to engage in the following business activities: manufacture and sale of electronic and electrical machines and equipment, medical instruments, optical instruments and other equipment, machines and instruments; planning, production and sale of audio-visual software and computer software programs; manufacture and sale of metal industrial products, chemical industrial products and ceramic industrial products, textile products, paper products and wood-crafted articles, daily necessities, food stuffs and toys, transportation machines, equipment, petroleum and coal products; real estate activities, construction business, transportation business, warehousing business, publishing business, printing business, advertising agency business, insurance agency business, broadcasting enterprise, recreation business such as travel, management of sporting facilities, etc. and other service enterprises; financial business, Type I and Type II telecommunications business under the Telecommunications Business Law; investment in stocks and bonds, etc.; manufacture, sale, export and import of products which are incidental to or related to those mentioned above; rendering of services related to those mentioned above; investment in businesses mentioned above operated by other companies or persons; and all businesses which are incidental or related to those mentioned above.

Directors

      Under the Commercial Code, each Director has executive powers and duties to manage the affairs of Sony Corporation and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent Sony Corporation in all respects. Under the Commercial Code, the Directors must refrain from engaging in any business competing with Sony Corporation unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution. The total amount of remuneration to Directors and that to Statutory Auditors are subject to approval at the General Meeting of Shareholders. Within such authorized amounts the Board of Directors and the Board of Statutory Auditors respectively determine the compensation to each Director and Statutory Auditor.

      Except as stated below, neither the Commercial Code nor Sony Corporation’s Articles of Incorporation make a special provision as to the Director’s or Statutory Auditor’s power to vote in connection with their compensation; or the borrowing powers exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such powers), their retirement age or requirement to hold any shares of capital stock of Sony Corporation. The Commercial Code specifically requires the resolution of the Board of Directors for a corporation to acquire or dispose of material assets; to borrow substantial amount of money; to employ or discharge from employment important employees, such as executive officers; and to establish, change or abolish a material corporate organization such as a branch office. The Regulations of the Board of Directors of Sony Corporation require a resolution of the Board of Directors for Sony Corporation’s borrowing or lending of a large amount of money or giving of a guarantee in a large amount. There is no written rule as to what constitutes a “large” amount in these contexts. However, it has been the general practice of Sony Corporation’s Board of Directors to adopt a resolution for a borrowing or guaranteeing in an amount not less than five billion yen or its equivalent.

Capital stock

      Unless otherwise indicated or the context otherwise requires, the following discussion applies equally to both the shares of Common Stock and the shares of subsidiary tracking stock.

(Authorized capital)

      Article 5 of the Articles of Incorporation of Sony Corporation provides that Sony Corporation may issue both shares of Common Stock and shares of subsidiary tracking stock. Subsidiary tracking stock is the stock which tracks the performance of or has dividend rights of a particular subsidiary of Sony Corporation. The rights of the holders of such stock may be different from the holders of Sony Corporation’s Common Stock in certain other respects such as rights to receive residual assets in the event of liquidation of Sony Corporation.

      Paragraph 2 of Article 5 of Sony Corporation’s Articles of Incorporation provides that the total number of shares authorized to be issued by Sony Corporation is three billion six hundred million (3,600,000,000) shares, of which three billion five hundred million (3,500,000,000) shares shall be Common Stock and one hundred million (100,000,000) shares shall be subsidiary tracking stock. If shares of Common Stock are retired or shares of subsidiary tracking stock are either retired or converted into shares of Common Stock, the respective numbers of shares so retired or converted shall be deducted from the respective total numbers of shares authorized to be issued by Sony Corporation.

(Dividends)

      The Articles of Incorporation of Sony Corporation provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepare, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Statutory Auditors of Sony Corporation and to independent certified public accountants and then submitted for approval to the Ordinary General Meeting of Shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Statutory Auditors. In addition to year-end dividends, the Board of Directors of Sony Corporation may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders, beneficial shareholders and pledgees of record at the end of each September 30, without shareholders’ approval, but subject to the limitation described below.

      The Commercial Code provides that a company may not make any distribution of profit by way of dividends or interim dividends for any fiscal period unless it sets aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period until the legal reserve is one-quarter of its stated capital. Under the Commercial Code, Sony

Corporation is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of:

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

(vi) if Sony Corporation has on its balance sheet a number of shares of its capital stock which it has acquired for the purpose of transferring the same to its Directors and/or employees but such shares are yet to be so transferred, the book value of such shares; and

(vii) if certain assets of Sony Corporation are stated at market value pursuant to the provisions of the Commercial Code, the aggregate amount of the difference between their market value and acquisition cost.

      In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of Sony Corporation’s accounts, but adjusted to reflect any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (vii) above. In addition, if Sony Corporation’s shareholders have adopted a resolution for its purchase of shares of its capital stock for the purpose of transferring the same to its Directors and/or employees or for the purpose of retiring the same with retained earnings, the total amount of purchase price authorized by such resolution shall, so long as such resolution has not expired, and whether or not such purchase has been effected, be deducted from the amount available for interim dividends.

      In Japan the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

      Under its Articles of Incorporation, Sony Corporation is not obligated to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.

(Dividends on subsidiary tracking stock)

      See “Subsidiary tracking stock — (Dividends)” below.

(General Meeting of Shareholders)

      The Ordinary General Meeting of Shareholders to settle accounts of Sony Corporation for each fiscal year is normally held in June in each year in Tokyo, Japan. In addition, Sony Corporation may hold an Extraordinary General Meeting of Shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders.

      Notice of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting.

      Any shareholder holding at least 300 units of shares (see ‘(“Unit” Share System)’ below) or one percent of the total number of outstanding shares for six months or more may propose a matter to be considered at a General Meeting of Shareholders by submitting a written request to a Representative Director at least six weeks prior to the date set for such meeting.

(Voting rights)

      A shareholder (whether of Common Stock or of subsidiary tracking stock) is entitled to one vote per share subject to the limitations on voting rights set forth in the following paragraph and ‘(“Unit” Share System) — Voting rights of a holder of shares representing less than one unit’ below. Except as otherwise provided by law or by the Articles of Incorporation of Sony Corporation, a resolution can be adopted at a General Meeting of Shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and Sony Corporation’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Statutory Auditors shall not be less than one-third of the total number of outstanding shares having voting rights. Sony Corporation’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding shares are directly or indirectly owned by Sony Corporation, may not exercise its voting rights with respect to shares of capital stock of Sony Corporation that it owns. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Sony Corporation’s shareholders also may cast their votes in writing.

      The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Director or Statutory Auditor, dissolution, merger or consolidation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation, share exchange or share transfer requiring shareholders resolution for the purpose of establishing 100 percent parent-subsidiary relationships, splitting of the company into two or more corporations, any offering of new shares at a “specially favorable” price (or any offering of convertible bonds or bonds with warrants to subscribe for new shares of capital stock at a “specially favorable” conversion or exercise conditions) to any persons other than shareholders or granting to Directors and/or employees rights to subscribe for new shares if the Articles of Incorporation so permit, the quorum shall be a majority of the total number of shares having voting rights outstanding, and the approval of the holders of at least two-thirds of the shares having voting rights represented at the meeting is required (the “special shareholders resolutions”).

(Subscription rights)

      Holders of Sony Corporation’s shares of capital stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares (whether of Common Stock or of subsidiary tracking stock) may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under ‘(Voting rights)’ above. The Board of Directors may, however, determine that shareholders of a particular class of stock shall be given subscription rights regarding a particular issue of new shares of that class, in which case such rights must be given on uniform terms to all shareholders of that class of stock as at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

      Right to subscribe for new shares may be made generally transferable by the Board of Directors. Whether Sony Corporation will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings. If subscription rights are not made generally transferable, transfers by a non-resident of Japan or a corporation organized under the laws of a foreign country or whose principal office is located in a foreign country will be enforceable against Sony Corporation and third parties only if Sony Corporation’s prior written consent to each such transfer is obtained. When such consent is necessary in the future for the transfer of subscription rights, Sony Corporation intends to consent, on request, to all such transfers by such a non-resident or foreign corporation.

      The Commercial Code permits a company to provide in its articles of incorporation that it may, by a special shareholders resolution, grant to its directors and/or employees rights to subscribe for new shares if there exists a justifiable reason. Sony Corporation’s Articles of Incorporation contain such a provision so that, if there exists a justifiable reason, Sony Corporation may by a special shareholders resolution (which is effective for one year) grant to its Directors and/employees rights to subscribe for new shares of capital stock (in aggregate (together with the number of shares issuable upon exercise of all outstanding subscription rights which have been granted to Directors and/or employees, and the number of shares for which a resolution of shareholders for repurchase by Sony Corporation for the purpose of transferring the same to its Directors and/or employees was adopted but not yet transferred if any) not more than 10 percent of the total issued and outstanding shares of capital stock) to particular Directors and/employees designated by such resolution which rights may be made exercisable not more than 10 years from the resolution in accordance with the terms approved by the resolution. No such special shareholders resolution has yet been taken by Sony Corporation’s shareholders.

(Liquidation rights)

      In the event of a liquidation of Sony Corporation, the assets remaining after payment of all debts and liquidation expenses and taxes will, subject to the rights of the holders of subsidiary tracking stock discussed under “Subsidiary tracking stock — (Distribution of residual assets)” below, be distributed among the holders of shares of Common Stock in proportion to the respective numbers of shares of Common Stock held.

(Record date)

      March 31 is the record date for Sony Corporation’s year-end dividends. The shareholders and beneficial shareholders who are registered as the holders of 100 shares or more in Sony Corporation’s registers of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the Ordinary General Meeting of Shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, Sony Corporation may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks prior public notice.

      The price of shares generally goes ex-dividend or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

(Repurchase by Sony Corporation of its capital stock)

      Except as otherwise permitted by the Commercial Code or the Law of Special Measures to the Commercial Code Concerning Retirement of Shares (the “Special Retirement Law”) as set out below, Sony Corporation or any of its subsidiaries cannot acquire Sony Corporation’s capital stock except by means of a reduction of capital in the manner prescribed by the Commercial Code.

      Sony Corporation may acquire shares of its capital stock in response to a shareholder’s request for purchase of his shares representing less than one unit. See ‘(“Unit” share system) — Right of a holder of shares representing less than one unit to require Sony Corporation to purchase such shares’ below. Shares so purchased must be sold or otherwise transferred to a third party within a reasonable period thereafter.

      Under the Commercial Code and the Special Retirement Law, Sony Corporation may acquire shares of its capital stock for the following purposes, subject to the authorization of shareholders at an ordinary general meeting (if the Articles of Incorporation provide that the shares may be purchased for the purpose of retirement by a resolution of the Board of Directors if the Board deems it especially necessary to do so in view of general economic condition, the business and financial condition of Sony Corporation and other factors, by the resolution of the Board of Directors):

(i) for the purpose of transferring the same to its Directors and/or employees if there exists a justifiable reason; and

(ii) for the purpose of retirement thereof with retained earnings.

      Acquisition by Sony Corporation of shares of its capital stock for the purpose (i) above is subject to, among other things, the following restrictions:

(a) the sum of the number of shares to be acquired, the number of shares acquired but not transferred to its Directors and/or employees and the number of shares to be granted to its Directors and/or employees, in accordance with a Board resolution pursuant to Article 280-19 of the Commercial Code does not exceed 10 percent of all issued and outstanding shares;

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

      Acquisition by Sony Corporation of shares of its capital stock for the purpose (ii) above is subject to, among other things, the same restrictions as described in (b) and (c) above.

      No such acquisition pursuant to a resolution of the Board of Directors may be made after the conclusion of the Ordinary General Meeting of Shareholders for the fiscal year ending immediately after the Board resolution. Sony Corporation’s shareholders have not given an authorization for the acquisition of shares pursuant to (i) above.

      Sony Corporation’s Articles of Incorporation provide that it may purchase up to 90,000,000 shares of Common Stock and/or subsidiary tracking stock by a resolution of the Board of Directors for the purpose of retiring the same with retained earnings. No Board resolution has been made for this purpose.

      In addition, Sony Corporation’s Articles Incorporation provide that it may purchase shares of Common Stock and/or subsidiary tracking stock not exceeding in total 30,000,000 shares with the total purchase price not exceeding 400 billion yen by resolution of the Board of Directors for the purpose of retiring the same with additional paid-in capital. The acquisition of shares under this authorization is subject to the restriction that:

(x) the total amount of the purchase price does not exceed the total amount of additional paid-in capital and accumulated legal reserve minus the amount equal to one-fourth of stated capital; and

(y) if the aggregate of the amounts of (i) through (vii) referred to under “(Dividends)” above and the amount of interim dividend distributed exceeds the net assets appearing on the balance sheets as at the latest closing of Sony Corporation’s accounts, no purchase of shares for this purpose can be made.

(“Unit” share system)

      Pursuant to the Commercial Code, Sony Corporation has adopted 100 shares as one unit of shares.

Transferability of shares representing less than one unit

      Certificates for shares representing less than a unit may only be issued in certain limited circumstances. Since the transfer of shares normally requires delivery of the certificates therefor, fractions of a unit for which no share certificates are issued are not transferable. Shares representing less than a unit for which share certificates have been issued continue to be transferable, but the transfer may be registered in Sony Corporation’s register of shareholders only if the transferee is already a registered shareholder (whether in respect of units or of shares representing less than a unit).

Right of a holder of shares representing less than a unit to require Sony Corporation to purchase such shares

      A holder of shares representing less than a unit may at any time require Sony Corporation to purchase such shares at their last reported sale price on the Tokyo Stock Exchange on the day when such request is made or, if no sale takes place on the Tokyo Stock Exchange on such day, the price at which the first sale of the shares is effected on the Tokyo Stock Exchange thereafter, less applicable brokerage commission.

Other rights of a holder of shares representing less than a unit

      A holder of shares representing less then a unit has the following rights in respect of such shares:

(i) the right to receive dividends (including interim dividends);

(ii) the right to receive shares and/or cash by way of a stock split or upon consolidation or subdivision of shares, a capital decrease, merger, share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationship or splitting of Sony Corporation into two or more corporations;

(iii) the right to be allotted subscription rights with respect to new shares, convertible bonds or bonds with warrants when such rights are granted to shareholders;

(iv) the right to participate in the distribution of residual assets in the event of the liquidation of Sony Corporation; and

(v) the right to require Sony Corporation to issue replacement share certificates for lost, stolen or destroyed share certificates.

      All other rights, including voting rights, cannot be exercised with respect to shares representing less than a unit.

Voting rights of a holder of shares representing less than a unit

      A holder of shares representing less than a unit cannot exercise any voting rights with respect to such shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than a unit will be excluded from the number of outstanding shares. A holder of shares presenting one or more whole units will have one vote for each such shares, except as stated in “(Voting rights)” above.

Effect of the unit share system on holders of ADRs

      A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than a whole unit. Although, as discussed above, under the unit share system holders of less than a unit have the right to require Sony Corporation to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of capital stock representing less than a unit and, therefore, are unable, as a practical matter, to exercise the rights to require Sony Corporation to purchase such underlying shares. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots less than a unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Subsidiary tracking stock

      By a special resolution of the Extraordinary General Meeting of Shareholders held on January 25, 2001, Sony Corporation’s Articles of Incorporation were amended to enable Sony Corporation to issue shares of subsidiary tracking stock. By resolutions of the Board of Directors dated May 15 and 31, 2001, Sony Corporation created and issued 3,072,000 shares of a series of subsidiary tracking stock, each having a par value of 50 yen. The subsidiary whose economic value this series of subsidiary tracking stock tracks is Sony Communication Network Corporation (“SCN”), a Japanese corporation directly and indirectly wholly owned by Sony Corporation. Except as otherwise stated in the preceding paragraphs and as stated in the following paragraphs, the shares of the subsidiary tracking stock have the same rights and characteristics as those of shares of Common Stock described above.

(Dividends)

      The dividend (the year-end dividend and the interim dividend) on the shares of this series of subsidiary tracking stock is payable only when the board of directors of SCN has resolved to pay to the holders of its common stock a dividend (in the case of year-end dividend, SCN’s year-end dividend, and in the case of interim dividend, SCN’s interim dividend) in an amount per share of the subsidiary tracking stock equal to the smaller of the amount of SCN’s dividend per share of its common stock multiplied by the Standard Ratio (as defined in the Articles of Incorporation: currently one one-hundredth, which is subject to adjustment in the occurrence of certain dilutive events) or 100,000 yen multiplied by the Standard Ratio per share (the “Maximum Dividend Amount”), subject to statutory restriction on Sony Corporation’s ability to pay dividends on its shares of capital stock referred to under “Capital stock — (Dividends)” above. If the amount of interim dividend paid to the holders of shares of a series of subsidiary tracking stock for any fiscal year is less than the amount calculated in accordance with the foregoing formula, such shortfall will be added to the amount of the year-end dividend of such fiscal year. If the amount of dividends paid to the holders of shares of a series of subsidiary tracking stock is less than the amount which should have been paid pursuant to the formula set forth above due to the statutory restriction referred to above or for any other reason, such shortfall will be accumulated and such cumulative amount will be paid to the holders of shares of the subsidiary tracking stock for subsequent fiscal period(s), subject to the statutory limitation set forth above and the Maximum Dividend Amount. Any such dividend on the subsidiary tracking stock is payable in priority to the payment of dividends to the holders of shares of Common Stock. However, the holders of shares of subsidiary tracking stock have no right to participate in the dividends to holders of shares of Common Stock. Furthermore, even if the board of directors of SCN does not take a resolution for the payment of dividends to the holders of SCN common stock, Sony Corporation may decide to pay dividends to the holders of its Common Stock.

(Voting rights)

      The holders of shares of subsidiary tracking stock have the same voting rights as those of the holders of shares of Common Stock and, thus, are entitled to participate and vote at any General Meeting of Shareholders in the same way as the shareholders of Common Stock, subject to the same limitation under the unit share system as the shares of Common Stock. In addition, as each series of subsidiary tracking stock is a separate class of stock different from the Common Stock, if any resolution of the General Meeting of Shareholders for amending the Articles of Incorporation, granting to shareholders of any series of subsidiary tracking stock certain rights with respect to the issue of new shares, convertible bonds, bonds with share subscription warrants, combination or split or retirement of shares, share exchange or share transfer, or a merger or consolidation or splitting of Sony Corporation would adversely affect the rights of the holders of shares of a particular class or classes of subsidiary tracking stock, the holders of shares of each such class of subsidiary tracking stock will have the right to approve or disapprove such resolution by a special resolution of the meeting of holders of shares of that class of subsidiary tracking stock.

(Distribution of residual assets)

      In the event of distribution of residual assets to the shareholders of Sony Corporation, as long as such assets include shares of common stock of SCN, the number of shares of SCN common stock obtained by multiplying the number of shares of the subsidiary tracking stock held by each holder by the Standard Ratio (if the total number of shares of SCN common stock available for distribution is less than the total number so to be distributed, the lesser number adjusted in proportion to the respective numbers of shares of the subsidiary tracking stock held by such holders) or the net proceeds from the sale of the shares of SCN common stock so to be distributed will be distributed to the holders of shares of the subsidiary tracking stock. Such distribution will be made in priority to the distribution of residual assets to the holders of shares of Common Stock. No other distribution of residual assets will be made to the holders of shares of subsidiary tracking stock.

(Repurchase and retirement of shares of tracking stock)

      The shares of subsidiary tracking stock may be subject to repurchase and retirement in the same manner and under the same restriction as the shares of Common Stock referred to under “Capital stock — (Repurchase by Sony Corporation of its capital stock)” above.

      In addition, at any time after the elapse of three years from the date of the initial issuance of shares of a series of subsidiary tracking stock as determined by the Board of Directors of Sony Corporation, it may retire the entire amount of all outstanding shares of that series of subsidiary tracking stock upon paying to the holders thereof an amount equal to the current market price (as defined in the Articles of Incorporation) of shares of the subsidiary tracking stock out of Sony Corporation’s retained earnings available for dividend payments.

      Sony Corporation may also retire the shares of a series of subsidiary tracking stock in their entirety pursuant to the procedures prescribed by the Commercial Code for the reduction of capital upon payment to the holders of shares of the subsidiary tracking stock an amount equal to the market value thereof as set forth above.

(Conversion of subsidiary tracking stock)

      At any time after the elapse of three years from the date of the initial issuance of shares of a series of subsidiary tracking stock as determined by the Board of Directors of Sony Corporation and so long as the shares of Sony Corporation’s Common Stock are listed or registered on any stock exchange or over-the-counter market (the “Stock Exchange”), it may convert the entire amount of all outstanding shares of the subsidiary tracking stock into shares of Sony Corporation’s Common Stock at the rate of the multiple of 1.1 of the market value (as defined in the Articles of Incorporation) of shares of the subsidiary tracking stock divided by the market value (as similarly defined) of shares of Sony Corporation’s Common Stock.

(Compulsory termination)

      If any of the following events occurs, the entire amount of all outstanding shares of the subsidiary tracking stock will be either retired or converted into shares of Sony Corporation’s Common Stock at the price or rate set forth above:

(i) if SCN transfers its assets representing 80 percent or more of the total assets appearing on its most recent consolidated balance sheet or transfers its business as a result of which its consolidated revenue is expected to decrease by 80 percent or more from its most recent consolidated profit and loss statement;

(ii) SCN ceases to be a subsidiary of Sony Corporation;

(iii) the number of shares of capital stock of SCN which Sony Corporation directly holds becomes less than the total number of outstanding shares of tracking stock multiplied by the Standard Ratio and such situation continues for a period of 3 months or more;

(iv) a resolution was taken by SCN’s shareholders for its dissolution;

(v) certain events of bankruptcy; or

(vi) occurrence of any event which causes de-listing or de-registration of the subsidiary tracking stock from all Stock Exchanges where the tracking stock is listed.

      If the shares of capital stock of SCN are approved by any Stock Exchange for listing or registration thereon, the entire amount of all outstanding shares of the subsidiary tracking stock will be either retired or converted into shares of Sony Corporation’s Common Stock at the price or rate set forth above on the date determined by Sony Corporation’s Board of Directors prior to the date of such approval of the Stock Exchange; or, they may be retired in their entirety by distributing the number of shares of SCN common stock to each holder of shares of the subsidiary tracking stock at the rate calculated by multiplying the number of such shares by the Standard Ratio on the date of such listing or registration or the date prior to such date determined by Sony Corporation’s Board of Directors.

(Miscellaneous)

      Either or both of the shares of Common Stock and the shares of subsidiary tracking stock may be consolidated or split at the same ratio or at different ratios. The holders of shares of Common Stock and/or the holders of shares of subsidiary tracking stock may be allotted rights to subscribe for new shares (to the holders of Common Stock, new shares of Common Stock, and to the holders of subsidiary tracking stock, new shares of subsidiary tracking stock) at the same ratio or different ratios and on different conditions.

Reporting of substantial shareholdings

      The Securities and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Prime Minister within five business days a report concerning such shareholdings.

      A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

      Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Commercial Code or Sony Corporation’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Sony Corporation or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares of capital stock of Sony Corporation.

      There is no provision in Sony Corporation’s Articles of Incorporation or by-laws that would have an effect of delaying, deferring or preventing a change in control of Sony Corporation and that would operate only with respect to merger, acquisition or corporate restructuring involving Sony Corporation.

Material contracts

      On January 5, 2000, the acquisition transactions by way of exchanges of stock, whereby Sony Music Entertainment (Japan) Inc., Sony Chemicals Corporation, and Sony Precision Technology Inc. became wholly-owned subsidiaries of Sony Corporation, were completed. Regarding the stock exchange agreement between Sony Corporation and Sony Music Entertainment (Japan) Inc. dated October 1, 1999 (not attached hereto), refer to Form 6-K filed with SEC on November 9, 1999. All contracts except for the above concluded by Sony during the two fiscal years preceding the date of this report were entered into in the ordinary course of business.

Exchange controls

      The Japanese Foreign Exchange and Foreign Trade Law, currently in effect (the “Law”), does not affect or restrict the rights of non-resident or foreign corporation to acquire or hold shares of capital stock of Sony Corporation except that in the event of acquisition of shares of capital stock, unless such acquisition is made through a securities company or other financial institution, the acquiring non-resident or foreign corporation is subject to a post-transaction reporting requirement under the Law. However, the Minister of Finance has the power to impose a licensing requirement in certain acquisitions in extremely limited circumstances. Under the Law dividend paid on, and the proceeds of sales in Japan of, shares of capital stock of Sony Corporation held by non-residents may in general be converted into any foreign currency and repatriated abroad.

Taxation

      The following is a general summary of the major Japanese and U.S. federal tax consequences of the ownership, acquisition and disposition of shares of capital stock of Sony Corporation and of ADRs evidencing ADSs representing shares of capital stock of Sony Corporation by a non-resident of Japan or a non-Japanese corporation which holds those shares or ADSs and is not purported to be comprehensive to cover all situations that may be relevant to any particular investors. Holders of shares of capital stock of Sony Corporation or ADSs are strongly urged to consult their tax advisers regarding their tax positions.

      For purposes of the Income Tax Convention between the U.S. and Japan (the “Tax Convention”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. holders of ADRs will be treated as the owner of Common Stock underlying the ADSs evidenced by the ADRs. For the purposes of the following discussion, a “U.S. holder” is a holder that:

(i) is a resident of the U.S. for purposes of the Tax Convention,

(ii) is a citizen of the U.S.,

(iii) does not maintain a permanent establishment or fixed base in Japan to which ADRs or shares of capital stock are attributable and through which the beneficial owner carries on or has carried on business (or in the case of an individual, performs or has performed independent personal services), and

(iv) is not otherwise ineligible for benefits under the Tax Convention with respect to income and gain derived in connection with the ADRs or shares of capital stock.

(Japanese Taxation)

Dividends, gains on sales, inheritance and gift

      Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporation. Stock splits in themselves are not subject to Japanese income tax.

      In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20 percent. At the date of this document, Japan has income tax treaties, conventions or agreements whereby the above mentioned withholding tax rate is reduced, in most cases to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the U.K., and the U.S.

      Under the Tax Convention, as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an eligible U.S. holders generally is limited to 15 percent of the gross amount actually distributed. A non-resident holder who is entitled to a reduced rate of Japanese withholding tax on payment of dividends by Sony Corporation is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through Sony Corporation to the relevant tax authority before payment of dividends. A standing proxy for a non-resident holder may provide this application service. With respect to ADRs, this reduced rate is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after Sony Corporation’s fiscal year-end). To claim this reduced rate, a non-resident holder of ADRs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident holder who does not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty from the relevant Japanese tax authority.

      Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale of shares of capital stock or ADRs outside Japan or from the sale of shares of capital stock within Japan by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation tax, except as set forth in the next paragraph.

      If Sony Corporation purchases shares of its capital stock (whether Common Stock or subsidiary tracking stock) by a tender offer and retires the same with retained earnings available for dividend payment, individual holders who sold the shares to Sony Corporation in such tender offer who are residents of Japan or non-residents of Japan having a permanent establishment within Japan, if such purchases are made on or before March 31, 2002, will be subject to Japanese taxation applicable to gains realized by individuals from sales of shares — 26 percent separate taxation upon filing tax returns (although up to March 31, 2003, the taxpayers may choose a 1.05 percent withholding tax on the gross sales proceeds). However, this is an interim measure applicable to the period ending March 31, 2002 and after such date, unless the present treatment is extended, a similar treatment as those currently applicable to Japanese corporations as discussed in the next sentence will be applicable. If the sellers are Japanese corporations or foreign corporations having a permanent establishment within Japan, the portion of the proceeds received from Sony Corporation corresponding to the excess over the aggregate of the portions attributable to paid-in capital and additional paid-in capital will be deemed dividend and subject to taxation on dividends and the rest of the net proceeds will be subject to taxation treatment on gains realized from sales of shares. For non-resident individuals having no permanent establishment within Japan, no Japanese income tax will accrue, except in certain exceptional circumstances. For foreign corporations having no permanent establishment within Japan, the portion of the proceeds received from Sony Corporation which is deemed dividend as discussed in the third sentence of this paragraph will be subject to withholding income tax (generally 20 percent, subject to applicable income tax treaty provisions); otherwise, except in certain exceptional cases, no further Japanese tax will be imposed.

      Japanese inheritance or gift tax at progressive rates may be payable by an individual who has acquired shares of capital stock or ADRs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

      Holders of shares of capital stock or ADRs should consult their tax advisers regarding the effect of these taxes and, in the case of U.S. holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

Retirement or conversion of subsidiary tracking stock

      If the shares of subsidiary tracking stock are converted into shares of Common Stock of Sony Corporation by action of the Board of Directors, no taxable event is deemed to occur by such conversion if upon such conversion neither the amount of paid-in capital nor the amount of additional paid-in capital is altered. The acquisition cost of the shares of common stock delivered upon such conversion is deemed to be the same as the acquisition cost of the shares of subsidiary tracking stock so converted. If, however, cash is paid in such conversion to cover the portion of shares of Common Stock representing less than a whole unit or otherwise not deliverable, the difference between the amount of such cash and the amount of acquisition cost attributable to the portion of the shares of subsidiary tracking stock so converted corresponding to such less than unit shares or undeliverable shares shall be subject to normal taxation as a gain from sale of shares.

      If Sony Corporation compulsorily retires the entire shares of subsidiary tracking stock by paying cash, for individuals who are residents of Japan or non-Japanese residents having a permanent establishment within Japan, the portion of proceeds deemed as dividend (see the preceding paragraph) is subject to applicable withholding income tax and remainder will be subject to the treatment of gains realized from sales of shares (26 percent separate income tax). For Japanese corporations and foreign corporations having a permanent establishment within Japan, the same treatment as discussed in the third sentence of the preceding paragraph will apply. For non-resident individuals or foreign corporations having no permanent establishment within Japan, the treatment discussed in the last sentence of the preceding paragraph will generally apply.

      If shares of subsidiary tracking stock are retired by exchanging the same for shares of common stock of the relevant subsidiary, the same tax treatments as those discussed in the preceding paragraph will apply. Unless and until tax laws are amended so that gains currently deemed to be realized from the sale of shares are not taxed at the time of exchange, Sony Corporation has announced its policy not to effect such exchange.

(United States Taxation with respect to shares of capital stock and ADRs)

      Dividends received by a U.S. holder of ADRs or Common Stock will be includable in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes.

      Subject to limitations set out in the Code, a U.S. holder of ADRs or Common Stock of Sony Corporation will be entitled to a credit for Japanese tax withheld in accordance with the Convention from dividends paid by Sony Corporation. For purposes of the foreign tax credit limitation, dividends will be foreign source income, but will constitute “passive” or “financial services” income.

      Dividends paid by Sony Corporation to U.S. corporate holders of ADRs or Common Stock will not be eligible for the dividends-received deduction.

Documents on Display

      It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

      The financial instruments including financial assets and liabilities that Sony holds in the normal course of business are continuously exposed to fluctuations in markets, such as currency exchange rates, interest rates, and market prices of investments. In seeking to apply a consistent risk management strategy in order to manage potential adverse effects caused by market fluctuations in the cash flow value of these financial instruments, Sony hedges the market risk of these financial assets and liabilities by using derivative financial instruments which include foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements, and interest rate and currency swap agreements. Sony utilizes foreign exchange forward contracts and foreign currency option contracts primarily to fix the value of cash flow resulting from accounts receivable and payable and future transactions denominated in foreign currencies in relation to the core currencies (Japanese yen, U.S. dollars, and Euros) of Sony’s major operating units. Interest rate swap agreements and interest rate and currency swap agreements are used to diversify funding methods and lower funding costs. Sony’s basic policy is to use fixed interest rates when procuring funds for investments having a long-term recovery period and variable interest rates for funding requirements of a short-term nature, such as working capital. The above swaps are utilized to enable Sony to choose between fixed and variable interest rates depending on how the funds are to be used, as well as to hedge foreign exchange risks that result when assets denominated in one currency are funded by liabilities denominated in a different currency. Sony uses these derivative financial instruments solely for risk hedging purposes as described above, and no derivative transactions are held or used for trading purposes. Among the market risks described above, no specific hedging activities are undertaken in respect of the price fluctuations of equity securities held by Sony as marketable securities (refer to Notes 2 and 12 of Notes to Consolidated Financial Statements).

      Sony measures the effect of market fluctuations on the value of financial instruments and derivatives by using Value-at-Risk (herein referred to as “VaR”) analysis. In order to comply with disclosure requirements of this item, Sony uses VaR analysis to measure the potential maximum amount of loss in fair value resulting from adverse market fluctuations, for a selected period of time and at a selected level of confidence. Sony uses the variance/co-variance model in calculation of VaR. The calculation includes financial instruments such as cash and cash equivalents, time deposits, marketable securities, non-lease short- and long-term borrowings and debt, investments and advances and derivatives, held by Sony. Sony calculated VaR for one day from the portfolio of financial instruments and derivatives as of June 30, 2000, September 30, 2000, December 31, 2000, and March 31, 2001, at a confidence level of 95 percent.

      Based on this assumption, the following table shows Sony’s consolidated VaR as of such dates. These figures indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95 percent confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and the U.S. dollar in which a relatively large amount of financial assets and liabilities and derivative transactions is maintained. The net VaR for Sony’s entire portfolio is smaller than the simple aggregate of VaR for each component of market risk. This is due to the fact that market risk factors such as currency exchange rates, interest rates, and stock prices are not completely independent, as a result of which a portion of overall measured potential profits and losses are offset.

      Calculated VaR does not include the effect of accounts receivable and payable and anticipated transactions denominated in foreign currencies that are the object of Sony’s derivative hedging. Therefore, the following VaR amounts do not reflect the full effect of the hedging activities related to all of the underlying exposures. Sony expects that the actual risk would be less than the disclosed VaR if those accounts receivable and payable and anticipated transactions are taken into account in the calculation. The disclosed VaR amounts simply represents the calculated potential maximum loss on the specified date and does not necessarily indicate an estimate of actual or future loss.

	(Yen in billions)

	June 30,	September 30,	December 31,	March 31,
	2000	2000	2000	2001

Net VaR	5.2	5.7	3.8	4.2

VaR of currency exchange rate risk	7.9	6.5	5.3	6.5

VaR of interest rate risk	1.5	1.4	1.4	2.3

VaR of stock price risk	1.9	1.8	2.1	3.9

Item 12.  Description of Securities Other than Equity Securities

      Not applicable

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

      None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

      In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), a directly and indirectly wholly owned subsidiary of Sony Corporation which is engaged in Internet-related services. Regarding the rights of holders of Sony Corporation’s Common Stock and subsidiary tracking stock, refer to “Memorandum and Articles of Association” in “Item 10. Additional Information.”

Item 15.  [Reserved]

Item 16.  [Reserved]

PART III

Item 17.  Financial Statements

      Not applicable

Item 18.  Financial Statements

      Refer to Consolidated Financial Statements.

Item 19.  Exhibits

      Documents filed as exhibits to this annual report:

(1) Articles of Incorporation, as amended (English translation)

(2) Certificate of English translations

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY CORPORATION
(Registrant)

Teruhisa Tokunaka
(Signature)

Teruhisa Tokunaka
Executive Deputy President
and Chief Financial Officer

Date: June 22, 2001

Sony Corporation and Consolidated Subsidiaries

Consolidated Financial Statements

March 31, 2001

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

      All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

      Financial statements of majority-owned subsidiaries of the registrant not consolidated and of 50% or less owned persons accounted for by the equity method have been omitted because the registrant’s proportionate share of the income from continuing operations before income taxes, and total assets of each such company is less than 20% of the respective consolidated amounts, and the investment in and advances to each company is less than 20% of consolidated total assets.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of

Sony Corporation (Sony Kabushiki Kaisha)

      In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its consolidated subsidiaries at March 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

      As discussed in Note 2 to the consolidated financial statements, in the year ended March 31, 2001, the Company changed its method of film accounting.

PricewaterhouseCoopers

      (Signature)

PricewaterhouseCoopers

Tokyo, Japan

April 27, 2001, except as to

the last paragraph of Note 14,
which is as of June 20, 2001

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Yen in millions

	March 31

	2000	2001

ASSETS

Current assets:

Cash and cash equivalents	626,064	607,245

Time deposits	6,138	5,909

Marketable securities	107,499	90,094

Notes and accounts receivable, trade	1,156,065	1,404,952

Allowance for doubtful accounts and sales returns	(100,596)	(109,648)

Inventories	746,550	942,876

Deferred income taxes	117,258	141,473

Prepaid expenses and other current assets	363,038	394,573

Total current assets	3,022,016	3,477,474

Film costs	339,011	297,617

Investments and advances:

Affiliated companies	114,670	104,032

Securities investments and other	960,924	1,284,956

	1,075,594	1,388,988

Property, plant and equipment:

Land	185,736	190,394

Buildings	774,372	828,554

Machinery and equipment	1,955,015	2,113,005

Construction in progress	92,787	165,047

	3,007,910	3,297,000

Less — Accumulated depreciation	1,752,340	1,862,701

	1,255,570	1,434,299

Other assets:

Intangibles, net	218,496	221,289

Goodwill, net	293,777	305,159

Deferred insurance acquisition costs	239,981	270,022

Other	362,752	433,118

	1,115,006	1,229,588

	6,807,197	7,827,966

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

	Yen in millions

	March 31

	2000	2001

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Short-term borrowings	56,426	185,535

Current portion of long-term debt	158,509	170,838

Notes and accounts payable, trade	811,031	925,021

Accounts payable, other and accrued expenses	681,458	807,532

Accrued income and other taxes	87,520	133,031

Other	365,398	424,783

Total current liabilities	2,160,342	2,646,740

Long-term liabilities:

Long-term debt	813,828	843,687

Accrued pension and severance costs	129,604	220,787

Deferred income taxes	184,020	175,148

Future insurance policy benefits and other	1,124,873	1,366,013

Other	177,059	241,101

	2,429,384	2,846,736

Minority interest in consolidated subsidiaries	34,565	19,037

Stockholders’ equity:
Subsidiary tracking stock, 50 yen par value —

2001 — Authorized 100,000,000 shares, none outstanding		—
Common stock, 50 yen par value —

2000 — Authorized 1,350,000,000 shares, outstanding 453,639,163 shares	451,550

2001 — Authorized 3,500,000,000 shares, outstanding 919,617,134 shares		472,002

Additional paid-in capital	940,716	962,401

Retained earnings	1,223,761	1,217,110
Accumulated other comprehensive income —

Unrealized gains on securities	61,915	44,516

Minimum pension liability adjustment	(3,678)	(49,812)

Foreign currency translation adjustments	(483,553)	(323,271)

	(425,316)	(328,567)
Treasury stock, at cost

(2000 — 633,139 shares, 2001 — 1,221,934 shares)	(7,805)	(7,493)

	2,182,906	2,315,453

Commitments and contingent liabilities	6,807,197	7,827,966

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year ended March 31

	1999	2000	2001

	Yen in millions

Sales and operating revenue:

Net sales	6,415,418	6,238,401	6,829,003

Insurance revenue	339,368	380,317	426,913

Other operating revenue	49,396	67,943	58,908

	6,804,182	6,686,661	7,314,824

Costs and expenses:

Cost of sales	4,633,787	4,595,086	5,046,694

Selling, general and administrative	1,511,014	1,508,983	1,634,007

Insurance expenses	321,320	359,388	408,777

	6,466,121	6,463,457	7,089,478

Operating income	338,061	223,204	225,346

Other income:

Interest and dividends	23,313	17,700	18,541

Royalty income	19,720	21,704	29,302

Foreign exchange gain, net	2,895	27,466	—

Gain on securities contribution to employee retirement benefit trust	58,698	—	11,120

Gain on sales of securities investments and other, net	2,464	28,099	41,708

Gain on issuances of stock by equity investees	5,181	727	18,030

Other	37,426	50,603	48,953

	149,697	146,299	167,654

Other expenses:

Interest	48,275	42,030	43,015

Foreign exchange loss, net	—	—	15,660

Other	61,792	63,163	68,457

	110,067	105,193	127,132

Income before income taxes	377,691	264,310	265,868

Income taxes:

Current	158,386	120,803	121,113

Deferred	18,587	(26,159)	(5,579)

	176,973	94,644	115,534

Income before minority interest, equity in net losses of affiliated companies and cumulative effect of accounting changes	200,718	169,666	150,334

Minority interest in income (loss) of consolidated subsidiaries	12,151	10,001	(15,348)

Equity in net losses of affiliated companies	9,563	37,830	44,455

Income before cumulative effect of accounting changes	179,004	121,835	121,227

Cumulative effect of accounting changes (Including 491 million yen income tax expense)	—	—	(104,473)

Net income	179,004	121,835	16,754

	Yen

Per share data:
Income before cumulative effect of accounting changes

— Basic	218.43	144.58	132.64

— Diluted	195.51	131.70	124.36
Cumulative effect of accounting changes

— Basic	—	—	(114.31)

— Diluted	—	—	(105.08)
Net income

— Basic	218.43	144.58	18.33

— Diluted	195.51	131.70	19.28

Cash dividends	25.00	25.00	25.00

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions

	Year ended March 31

	1999	2000	2001

Cash flows from operating activities:

Net income	179,004	121,835	16,754
Adjustments to reconcile net income to net cash provided by operating activities —

Depreciation and amortization, including amortization of deferred insurance acquisition costs	307,173	306,505	348,268

Amortization of film costs	387,614	376,067	244,649

Accrual for pension and severance costs, less payments	25,817	22,860	21,759

Loss on sale, disposal or impairment of long-lived assets, net	10,151	17,423	24,304

Gain on securities contribution to employee retirement benefit trust	(58,698)	—	(11,120)

Gain on sales of securities investments and other, net	(2,464)	(28,099)	(41,708)

Gain on issuances of stock by equity investees	(5,181)	(727)	(18,030)

Deferred income taxes	18,587	(26,159)	(5,579)

Equity in net losses of affiliated companies, net of dividends	14,580	38,699	47,219

Cumulative effect of accounting changes	—	—	104,473

Changes in assets and liabilities:

(Increase) decrease in notes and accounts receivable	38,942	(132,566)	(177,484)

(Increase) decrease in inventories	62,160	(34,792)	(103,085)

Increase in film costs (after adjusted cumulative effect of an accounting change)	(406,184)	(411,103)	(269,004)

Increase (decrease) in notes and accounts payable	(24,063)	110,207	95,213

Increase (decrease) in accrued income and other taxes	(30,125)	(15,433)	38,749

Increase in future insurance policy benefits and other	199,967	210,936	241,140

Increase in deferred insurance acquisition costs	(57,417)	(62,821)	(68,927)

Changes in other current assets and liabilities, net	55,286	87,328	71,193

Other	(51,882)	(697)	(14,017)

Net cash provided by operating activities	663,267	579,463	544,767

Cash flows from investing activities:

Payments for purchases of fixed assets	(368,355)	(403,013)	(468,019)

Proceeds from sales of fixed assets	28,783	29,077	26,704

Payments for investments and advances by insurance business	(651,226)	(178,866)	(319,149)

Payments for investments and advances (other than insurance business)	(89,827)	(105,031)	(122,563)

Proceeds from sales of securities investments and other and collections of advances by insurance business	498,738	97,200	87,493

Proceeds from sales of securities investments and other and collections of advances (other than insurance business)	31,359	86,493	65,098

Proceeds from merger of Loews Theatres exhibition business	53,007	—	—

Payments for purchases of marketable securities	(121,483)	(70,053)	(24,425)

Proceeds from sales of marketable securities	171,868	78,370	34,899

Decrease in time deposits	79,876	15,930	914

Net cash used in investing activities	(367,260)	(449,893)	(719,048)

Cash flows from financing activities:

Proceeds from issuance of long-term debt	54,208	30,783	195,118

Payments of long-term debt	(69,889)	(99,454)	(143,258)

Increase (decrease) in short-term borrowings	(71,601)	19,824	106,245

Dividends paid	(24,501)	(20,589)	(22,774)

Other	(445)	1,361	(889)

Net cash provided by (used in) financing activities	(112,228)	(68,075)	134,442

Effect of exchange rate changes on cash and cash equivalents	(14,855)	(27,641)	21,020

Net increase (decrease) in cash and cash equivalents	168,924	33,854	(18,819)

Cash and cash equivalents at beginning of year	423,286	592,210	626,064

Cash and cash equivalents at end of year	592,210	626,064	607,245

Supplemental data:
Cash paid during the year for —

Income taxes	191,378	132,891	93,629

Interest	49,096	43,668	47,806

Non-cash investing and financing activities —
Integration of three listed subsidiaries through exchange offerings

Fair value of assets acquired	—	282,488	—

Deferred tax liabilities thereon	—	(46,794)	—

Minority interest eliminated	—	112,242	—

Net	—	347,936	—

  The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Yen in millions

				Accumulated
		Additional		other	Treasury
	Common	paid-in	Retained	comprehensive	stock,
	stock	capital	earnings	income	at cost	Total

Balance at March 31, 1998	406,196	548,422	965,083	(101,266)	(2,880)	1,815,555

Exercise of stock purchase warrants	81	80				161

Conversion of convertible bonds	10,096	10,094				20,190

Common stock warrants		640				640

Comprehensive income:

Net income			179,004			179,004
Other comprehensive income, net of tax —

Unrealized gains on securities:

Unrealized holding gains arising during the period				9,009		9,009

Less : Reclassification adjustment for gains included in net income				(30,699)		(30,699)

Minimum pension liability adjustment				(3,285)		(3,285)

Foreign currency translation adjustments				(143,655)		(143,655)

Total comprehensive income						10,374

Dividends declared			(20,496)			(20,496)

Purchase of treasury stock					(4,084)	(4,084)

Reissuance of treasury stock					1,325	1,325

Balance at March 31, 1999	416,373	559,236	1,123,591	(269,896)	(5,639)	1,823,665

Exercise of stock purchase warrants	1,025	1,025				2,050

Conversion of convertible bonds	32,503	32,494				64,997

Stock issued under exchange offerings	1,649	346,287				347,936

Common stock warrants		686				686

Comprehensive income:

Net income			121,835			121,835
Other comprehensive income, net of tax —

Unrealized gains on securities:

Unrealized holding gains arising during the period				52,819		52,819

Less : Reclassification adjustment for gains included in net income				(14,387)		(14,387)

Minimum pension liability adjustment				5,321		5,321

Foreign currency translation adjustments				(199,173)		(199,173)

Total comprehensive income						(33,585)

Dividends declared			(21,665)			(21,665)

Purchase of treasury stock					(8,697)	(8,697)

Reissuance of treasury stock		988			6,531	7,519

Balance at March 31, 2000	451,550	940,716	1,223,761	(425,316)	(7,805)	2,182,906

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)

	Yen in millions

				Accumulated
		Additional		other	Treasury
	Common	paid-in	Retained	comprehensive	stock,
	stock	capital	earnings	income	at cost	Total

Balance at March 31, 2000	451,550	940,716	1,223,761	(425,316)	(7,805)	2,182,906

Exercise of stock purchase warrants	297	297				594

Conversion of convertible bonds	20,151	20,143				40,294

Stock issued under exchange offerings	4	1,069				1,073

Comprehensive income:

Net income			16,754			16,754
Other comprehensive income, net of tax —

Unrealized gains on securities:

Unrealized holding gains arising during the period				(7,490)		(7,490)

Less : Reclassification adjustment for gains included in net income				(9,909)		(9,909)

Minimum pension liability adjustment				(46,134)		(46,134)

Foreign currency translation adjustments				160,282		160,282

Total comprehensive income						113,503

Common stock issue costs, net of tax			(466)			(466)

Dividends declared			(22,939)			(22,939)

Purchase of treasury stock					(2,123)	(2,123)

Reissuance of treasury stock		176			2,435	2,611

Balance at March 31, 2001	472,002	962,401	1,217,110	(328,567)	(7,493)	2,315,453

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Nature of operations

      Sony Corporation and consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony’s principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia. Its electronic products are marketed throughout the world and game products are marketed mainly in Japan, the United States of America and Europe by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. Sony is also engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video, and television. Further, Sony conducts insurance operations through a Japanese life insurance subsidiary and non-life insurance subsidiaries. In addition to the above, Sony is engaged in a financial business through leasing and credit financing operations in Japan, satellite distribution services including program supplying businesses in Japan, an advertising agency business in Japan, Internet-related businesses, location-based entertainment businesses in Japan, the United States of America and Germany, and others.

2.  Summary of significant accounting policies

      Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books of account.

      The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)  Accounting changes:

Film accounting —

      In June 2000, Sony elected early adoption of Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films” issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. SOP 00-2 established new film accounting standards, including changes in revenue recognition and accounting for advertising, development and overhead costs. Specifically, SOP 00-2 requires all exploitation costs, such as advertising expenses and marketing costs, for theatrical and television product to be expensed as incurred. This compares to Sony’s previous policy of first capitalizing and then expensing advertising costs for theatrical and television product over the related revenue streams. In addition, SOP 00-2 requires development costs for abandoned projects and certain indirect overhead costs to be charged directly to expense, instead of those costs being capitalized to film costs, which was required under the previous accounting standards. SOP 00-2 also requires all film costs to be classified in the balance sheet as non-current assets. The provisions of SOP 00-2 in other areas, such as revenue recognition, generally are consistent with Sony’s existing accounting policies.

      Sony has adopted SOP 00-2 retroactively to April 1, 2000. As a result, Sony’s operating income, income before income taxes, and net income for the year ended March 31, 2001 each decreased by 28,547 million yen. Additionally, Sony’s net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of 101,653 million yen, primarily to reduce the carrying value of its film inventory. The charge has been reflected as a cumulative effect of an accounting change in the accompanying consolidated statements of income.

      Pursuant to SOP 00-2, pro forma financial information for prior years is not required.

Revenue recognition —

      During the year ended March 31, 2001, Sony adopted Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements” issued by the United States of America Securities and Exchange Commission retroactively to April 1, 2000. As a result, Sony has changed its method of accounting for revenues from electronics, game and music sales. Revenues from electronics, game and music sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Following SAB No. 101, revenues are recognized when the product is delivered to the customer delivery site. Previously Sony followed the guidance of FASB Statement of Financial Accounting Concept (“SFAC”) No. 5 “Recognition and Measurement in Financial Statements of Business Enterprises” in which revenues were recognized when Sony had substantially completed all of its obligations pursuant to the terms of the sales contract. Under the guidance of SFAC No. 5, Sony viewed its obligation under the sales contract to be substantially completed when products were shipped and recognized revenues at that time. In accordance with SAB No. 101, Sony has

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recorded a one-time non-cash charge of 2,821 million yen, including 491 million yen income tax expense, which represents the net impact of sales that were previously recognized in the year ended March 31, 2000. These sales were subsequently recognized in the year ended March 31, 2001 due to the adoption of SAB No. 101. The charge has been reflected as a cumulative effect of an accounting change in the accompanying consolidated statements of income. The accounting change did not have a material effect on Sony’s consolidated statements of income for the year ended March 31, 2001. Sony has not disclosed pro forma financial information for prior years as if SAB No. 101 had been applied retroactively due to immateriality.

(2)  Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies —

      The consolidated financial statements include the accounts of Sony Corporation and those of its majority-owned subsidiary companies. All intercompany transactions and accounts are eliminated. Investments in which Sony has significant influence or ownership of more than 20% but less than or equal to 50% are accounted for under the equity method. Under the equity method, investments are stated at cost plus/minus Sony’s equity in undistributed earnings or losses. Consolidated net income includes Sony’s equity in current earnings or losses of such companies, after elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other than temporary, the investment is written down to its fair value.

      On occasion, a consolidated subsidiary or affiliated company accounted for by the equity method may issue its shares to third parties as either a public offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in income for the year the change in interest transaction occurs.

      The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.

Translation of foreign currencies —

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue recognition —

      As a result of the adoption of SAB No. 101, revenues from electronics, game and music sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Previously, such revenues were recognized when Sony’s obligations pursuant to the sales contract were substantially completed which was considered to have occurred when product was shipped. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse.

      Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse. Revenues from the sale of home videocassettes and DVDs are recognized upon availability of sale to the public.

      Insurance premiums are reported as revenue when due from policyholders. Benefits and expenses are associated with earned insurance premiums so as to result in the recognition of profits over the life of the contracts. This association is accomplished through a provision for liabilities for future benefits and amortization of acquisition costs.

Cash and cash equivalents —

      Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities —

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventories —

      Inventories in electronics, game and music are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis.

Film costs —

      Film costs related to theatrical and television product (which includes direct production costs, production overhead and acquisition costs) are stated at the lower of amortized cost or net realizable value. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued, for an individual product based on the proportion that current period actual revenues bear to the estimated remaining total lifetime revenues. These estimates are reviewed on a periodic basis. As a result of the adoption of SOP 00-2, film costs are classified as non-current assets.

Property, plant and equipment and depreciation —

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

Intangibles and goodwill —

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

Deferred insurance acquisition costs —

      Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs are being amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future insurance policy benefits —

      Future insurance policy benefits are computed based on actuarial assumptions.

Accounting for the impairment of long-lived assets —

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

Advertising costs —

      Advertising costs are expensed when the advertisement or commercial appears in the selected media, except for advertising costs for theatrical and television product and insurance policies. Theatrical and television product advertising costs are expensed as incurred. Advertising costs for acquiring new insurance policies are deferred and amortized as part of insurance acquisition costs.

      During the year ended March 31, 2001, Sony began expensing advertising costs for theatrical and television product as incurred in accordance with SOP 00-2. Prior to the adoption of SOP 00-2, in accordance with Statement of Financial Accounting Standards (“FAS”) No. 53, “Financial Reporting by Producers and Distributors of Motion Picture Films” issued by Financial Accounting Standards Board (“FASB”), advertising costs for theatrical and television product were capitalized and amortized over the related revenue streams in each market that such costs were intended to benefit.

Income taxes —

      The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Derivative financial instruments —

      Derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements, and interest rate and currency swap agreements, are used in Sony’s risk management of foreign currency and interest rate risk exposures of its financial assets and liabilities.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  a)  Foreign exchange forward contracts:

      Sony enters into foreign exchange forward contracts primarily to limit exposure, affected by changes in foreign currency exchange rates, on inter-company accounts receivable and payable and cash flows generated from anticipated transactions denominated in foreign currencies. Foreign exchange forward contracts which are designated and effective as hedges of such currency exchange rate risk on existing assets and liabilities are marked to market and included as an offset to foreign exchange gains or losses recorded on the existing assets and liabilities. Such contracts on anticipated transactions, including contracts used to hedge inter-company foreign currency commitments, which do not qualify as firm commitments, are marked to market with changes in value recognized in foreign exchange gains or losses.

  b)  Foreign currency option contracts:

      Sony enters into purchased foreign currency option contracts primarily to limit exposure, affected by changes in foreign currency exchange rates, on cash flows generated from anticipated inter-company transactions denominated in foreign currencies. Sony also enters into written foreign currency option contracts, of which the majority are part of range forward contracts corresponding to the purchased foreign currency option contracts. In addition to the range forward contracts, Sony enters into written foreign currency option contracts to minimize its hedging costs. The carrying values of all foreign currency option contracts are marked to market with changes in value recognized in foreign exchange gains or losses.

  c)  Interest rate swap agreements and interest rate and currency swap agreements:

      Sony enters into interest rate swap agreements or interest rate and currency swap agreements in order to lower funding costs, to diversify sources of funding and to limit Sony’s exposure in relation to underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates. The related interest differentials paid or received under the interest rate swap agreements and under the interest rate and currency swap agreements are recognized over the terms of the agreements in interest expense. Currency swap portions of the interest rate and currency swap agreements which are designated and effective as hedges of exposure resulting from changes in foreign currency exchange rates on underlying debt denominated in foreign currency are marked to market and included as an offset to foreign exchange gains or losses on the underlying debt.

      After an underlying hedged transaction is settled or ceases to exist, all changes in fair value of related derivatives which have not been settled are recognized in foreign exchange gains or losses.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-based compensation —

      In accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, stock-based compensation cost is recognized in income based on the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award.

Free distribution of common stock —

      On occasion, Sony Corporation may make a free distribution of common stock which is accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account.

      Under the Japanese Commercial Code, a stock dividend can be effected by an appropriation of retained earnings to the common stock account by resolution of the general shareholders’ meeting, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors’ meeting.

      Free distribution of common stock is recorded in the consolidated financial statements only when it becomes effective, except for the calculation and presentation of per share amounts.

Net income per share —

      Basic net income per share (“EPS”) is computed based on the average number of shares of common stock outstanding during each period and diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. EPS for all periods is appropriately adjusted for any free distributions of common stock which have been completed.

Common stock issue costs —

      Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.

(3)  Recent pronouncements:

Derivative instruments and hedging activities —

      On April 1, 2001, Sony adopted FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an Amendment of FASB statement No. 133”. FAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No. 133 requires an entity to recognize all derivatives as

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders’ equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. On April 1, 2001, upon the adoption of the new standard, Sony recorded an unrealized gain of 1,089 million yen in accumulated other comprehensive income and an after-tax gain of 5,978 million yen as the cumulative effect of an accounting change in the consolidated statement of income for the year ending March 31, 2002.

(4)  Reclassifications:

      Simultaneous with the adoption of SAB No. 101, gains and losses on the sale and disposal, net and losses from impairment of long-lived assets, which were previously recorded in other income and expenses, are now recorded in selling, general and administrative expenses. As a result of the reclassification, operating income for the year ended March 31, 1999 and 2000 decreased by 10,151 million yen and 17,423 million yen, respectively.

      As a result of the adoption of SOP 00-2, 112,624 million yen of film costs related to theatrical and television product at March 31, 2000, which were previously recorded in inventories in accordance with FAS No. 53, have been reclassified to film costs which is included in non-current assets.

      In addition to the above, certain reclassifications of the financial statements for the years ended March 31, 1999 and 2000 have been made to conform to the presentation for the year ended March 31, 2001.

3.  Integration of three listed subsidiaries

      On January 5, 2000, Sony Corporation made three listed subsidiaries, Sony Music Entertainment (Japan) Inc. (“SMEJ”), Sony Chemicals Corporation (“SCC”) and Sony Precision Technology Inc. (“SPT”), wholly owned subsidiary companies through exchange offer procedures. Prior to the exchange offer procedures, Sony Corporation owned 71.0%, 69.6% and 69.2% of common stock of SMEJ, SCC and SPT, respectively. SMEJ operates primarily in the recording business; SCC is engaged in manufacturing and sale of recording media, electrical parts and joint materials; and SPT is engaged in manufacturing and sale of precise measuring and recording machines and equipment. Sony Computer Entertainment Inc., which is owned by Sony Corporation and SMEJ, also became a wholly owned subsidiary company of Sony Corporation.

      The share exchange ratios were one share of SMEJ, SCC and SPT for 0.835 shares, 0.565 shares and 0.203 shares of Sony Corporation, respectively. As a result, approximately 26,156 thousand, 5,606 thousand and 1,218 thousand shares of Sony Corporation’s common stock were issued, respectively.

      All of the exchanges were accounted for as purchases. The fair value of the acquired minority interests were determined based on the quoted market price of 10,550 yen per share of Sony Corporation for a few days before and after March 9, 1999 when the terms of the acquisition were agreed to and announced. The costs of the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

      Prior to the exchange those three subsidiaries were consolidated subsidiaries, and Sony’s consolidated financial statements include operating results of those subsidiaries for the full year. After the date of the exchange, minority interest income or losses relating to these subsidiaries were no longer recognized in Sony’s consolidated financial statements. The following unaudited consolidated pro forma information shows the results of Sony’s consolidated operations for the years ended March 31, 1999 and 2000 as though the exchanges were made as of the beginning of each year presented.

	Unaudited

	Year ended March 31

	1999	2000

	Yen in millions

Net sales (No change)	6,415,418	6,238,401

Net income	174,870	123,183

	Yen

Net income per common share:

Basic	197.49	138.07

Diluted	178.37	126.50

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.  Inventories

      Inventories comprise the following:

	Yen in millions

	March 31

	2000	2001

Finished products	473,935	624,055

Work in process	106,749	125,198

Raw materials, purchased components and supplies	165,866	193,623

	746,550	942,876

5.  Film costs

      Film costs comprise the following:

	Yen in millions

	March 31

	2000	2001

Theatrical:

Released (including acquired film libraries)	178,131	169,522

In production and development	106,976	77,876

Television licensing:

Released (including acquired film libraries)	42,634	37,700

In production and development	11,270	12,519

	339,011	297,617

      As described in Note 2, Sony adopted SOP 00-2 for the year ended March 31, 2001. As a result, film cost balances at March 31, 2001 are presented under the new accounting rule, while those at March 31, 2000 are presented in accordance with the old accounting rule, FAS No. 53.

      Sony estimates that approximately 90% of unamortized costs of released films (excluding amounts allocated to acquired film libraries) at March 31, 2001 will be amortized within the next three years. Approximately 113,766 million yen of released film costs are expected to be amortized during the next twelve months. As of March 31, 2001, unamortized acquired film libraries of approximately 29,092 million yen remain to be amortized on a straight-line basis over an average of the remaining life of 9 years. Approximately 84,508 million yen of accrued participation liabilities are expected to be paid during the next twelve months.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.  Investments in and transactions with affiliated companies

      Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of more than 20% but less than or equal to 50% under the equity method. Such investments include but are not limited to Sony’s interest in ST Liquid Crystal Display Corporation (50%), The Columbia House Company (50%), Loews Cineplex Entertainment Corporation (“Loews”) (39.5%), Telemundo Group (39.5%), BE-ST Bellevuestrasse Development GmbH & Co. First Real Estate KG, Berlin (50%), and Crosswave Communications Inc. (23.9%).

      Summarized combined financial information that is based on information provided by equity investees is shown below:

	Yen in millions

	March 31

	2000	2001

Current assets	217,419	209,419

Property, plant and equipment	263,895	164,076

Other assets	207,338	146,519

Total assets	688,652	520,014

Current liabilities	288,838	215,966

Long-term liabilities	228,938	153,876

Stockholders’ equity	170,876	150,172

Total liabilities and stockholders’ equity	688,652	520,014

Number of companies at end of year	81	86

	Yen in millions

	Year ended March 31

	1999	2000	2001

Sales and revenue	459,168	503,186	418,213

Gross profit	146,678	135,828	134,388

Net income (loss)	(36,862)	(89,207)	(65,229)

      During the year ended March 31, 2000, additional costs relating to shortened amortization periods and an impairment of deferred direct-response advertising and member acquisition expenses in The Columbia House Company and the devaluation of real estate for sale in BE-ST Bellevuestrasse Development GmbH & Co. First Real Estate KG, Berlin, which develops and operates commercial-and other- use facility, negatively affected the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

equity in net losses of affiliated companies by approximately 7,632 million yen and 5,154 million yen, respectively.

      During the year ended March 31, 2001, 25,026 million yen of equity in net losses of Loews were recorded, principally due to continued losses as well as the impairment loss recorded against the entire carrying value of Sony’s investment in Loews. In February 2001, Loews filed petitions for corporate reorganization in the United States of America under Chapter 11 of the Federal Bankruptcy Code, and in Canada under the Companies-Creditors Agreement Act, and signed a letter of intent with a group of investors regarding a proposed acquisition of Loews and a restructuring of its indebtedness. When the reorganization is completed, it is expected that Sony will no longer be a shareholder in Loews and Loews will be excluded from Sony’s equity affiliates. Under such situation, the financial position of Loews as of March 31, 2001 is not included in the above summarized combined balance sheet.

      Affiliated companies accounted for under the equity method with an aggregate carrying amount of 10,670 million yen at March 31, 2001, were quoted on established markets at an aggregate value of 32,408 million yen.

      Account balances and transactions with affiliated companies are presented below:

	Yen in millions

	March 31

	2000	2001

Accounts receivable, trade	14,453	19,717

Accounts payable, trade	1,085	9,964

	Yen in millions

	Year ended March 31

	1999	2000	2001

Sales	25,885	32,045	31,239

Purchases	1,932	5,301	75,379

      Dividends from affiliated companies accounted for under the equity method for the years ended March 31, 1999, 2000 and 2001 were 5,017 million yen, 869 million yen and 2,764 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.  Marketable securities and securities investments and other

      Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions

	March 31, 2000				March 31, 2001

		Gross	Gross			Gross	Gross
		unrealized	unrealized			unrealized	unrealized
	Cost	gains	losses	Fair value	Cost	gains	losses	Fair value

Available-for-sale:

Debt securities	697,237	40,646	7,268	730,615	883,571	53,264	2,396	934,439

Equity securities	25,759	66,905	2,594	90,070	45,868	32,555	8,119	70,304

Held-to-maturity securities	—	—	—	—	16,493	63	—	16,556

Total	722,996	107,551	9,862	820,685	945,932	85,882	10,515	1,021,299

      At March 31, 2001, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities due within 1 to 17 years.

      Proceeds from sales of available-for-sale securities were 571,330 million yen, 186,093 million yen and 91,424 million yen for the years ended March 31, 1999, 2000 and 2001, respectively. On those sales, gross realized gains computed on the average cost basis were 6,705 million yen, 18,887 million yen and 5,291 million yen and gross realized losses were 1,851 million yen, 2,394 million yen and 416 million yen, respectively.

      In March 2001, Sony Corporation and consolidated subsidiaries contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an employee retirement benefit trust, with no cash proceeds thereon. The fair value of these securities at the time of contribution was 14,316 million yen.

      In the fourth quarter of the year ended March 31, 2001, due to a change in the partial investment policy of a life insurance subsidiary, certain amounts previously included in marketable securities as short-term investments in money market funds have been transferred to available-for-sale securities and included in securities investments and other on the balance sheet as of March 31, 2001. At March 31, 2000, marketable securities on the balance sheet included 34,525 million yen of short-term investments in money market funds relevant to the change.

      Marketable securities as of March 31, 2000 and 2001 included short-term investments in money market funds of 85,928 million yen and 72,152 million yen, respectively.

      In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of nonpublic companies. The aggregate carrying amounts of the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

investments in nonpublic companies at March 31, 2000 and 2001, which were valued at cost, were 38,826 million yen and 92,565 million yen, respectively. The corresponding fair values of the investments in nonpublic companies were not computed as such estimation was not readily determinable. If the value of an investment has declined and is judged to be other than temporary, the investment is written down to its fair value.

      The net change in the unrealized gains or losses on trading securities that has been included in earnings during the years ended March 31, 1999, 2000 and 2001 was insignificant.

      Securities investments and other as of March 31, 2000 and 2001 also included separate account’s assets (Note 10) in the life insurance business, which were carried at fair value. Although the separate account’s assets consist primarily of debt and equity securities, they are excluded from the above table due to a nature of the assets. Proceeds from sales of available-for-sale securities and gross realized gains or losses described above also exclude the amounts related to the separate account’s assets. Separate account’s assets at March 31, 2000 and 2001 were 71,888 million yen and 91,956 million yen, respectively.

8.  Leased assets

      Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets.

      An analysis of leased assets under capital leases is as follows:

	Yen in millions

	March 31

Class of property	2000	2001

Land	1,799	1,936

Buildings	15,713	16,762

Machinery, equipment and others	28,059	37,773

Accumulated amortization	(19,981)	(22,850)

	25,590	33,621

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2001:

Yen in millions

Year ending March 31:

2002	13,396

2003	11,896

2004	7,808

2005	5,354

2006	3,200

Later years	11,737

Total minimum lease payments	53,391

Less — Amount representing interest	8,997

Present value of net minimum lease payments	44,394

Less — Current obligations	11,681

Long-term capital lease obligations	32,713

      Minimum lease payments have not been reduced by minimum sublease income of 12,274 million yen due in the future under noncancelable subleases.

      Rental expenses under operating leases for the years ended March 31, 1999, 2000 and 2001 were 98,925 million yen, 91,340 million yen and 93,727 million yen, respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2001 are as follows:

Yen in millions

Year ending March 31:

2002	49,659

2003	41,041

2004	35,261

2005	22,128

2006	21,430

Later years	106,260

Total minimum future rentals	275,779

9.  Accumulated amortization of intangibles and goodwill

      Accumulated amortization of intangibles and goodwill amounted to 202,750 million yen and 263,510 million yen at March 31, 2000 and 2001, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.  Insurance-related accounts

      Sony’s life and non-life insurance subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

      Those differences are mainly that insurance acquisition costs are charged to income when incurred in Japan whereas in the United States of America those costs are deferred and amortized generally over the premium-paying period of the insurance policies, and that future policy benefits calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect such items in accordance with U.S. GAAP.

      The amounts of statutory net equity of the subsidiaries as of March 31, 2000 and 2001 were 49,791 million yen and 101,106 million yen, respectively.

(1)  Deferred insurance acquisition costs:

      Insurance acquisition costs, such as commission expenses, medical examination and inspection report fees, advertising costs, etc., that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs are amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. Amortization charged to income for the years ended March 31, 1999, 2000 and 2001 amounted to 20,669 million yen, 22,708 million yen and 38,886 million yen, respectively.

(2)  Future insurance policy benefits:

      Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 1.75% to 5.5%, generally graded down after 10 to 20 years. Mortality, morbidity and withdrawal assumptions for all policies are based on either the life insurance subsidiary’s own experience or various actuarial tables. At March 31, 2000 and 2001, future insurance policy benefits amounted to 1,070,303 million yen and 1,217,972 million yen, respectively.

(3)  Separate account assets:

      Separate account assets are funds on which investment income and gains or losses accrue directly to certain policyholders. Separate account assets are legally segregated. They are not subject to the claims that may arise out of any other business of a life insurance subsidiary. Separate account assets, which consist primarily

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of debt and equity securities, are carried at fair value and included in securities investments and other. The related liabilities are recognized as separate account liabilities and included in future insurance benefits and other. Fees earned for administrative and contract-holder services performed for the separate accounts are recognized as insurance revenue.

11.  Short-term borrowings and long-term debt

      Short-term borrowings comprise the following:

	Yen in millions

	March 31

	2000	2001

Loans, principally from banks:

with weighted-average interest rate of 3.72 % per annum	54,566

with weighted-average interest rate of 4.93 % per annum		68,240

Commercial paper:

with an interest rate of 10.50% per annum issued by a consolidated subsidiary in India	1,860

with weighted-average interest rate of 4.86% per annum		117,295

	56,426	185,535

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Long-term debt comprises the following:

	Yen in millions

	March 31

	2000	2001

Unsecured loans, representing obligations principally to banks:

Due 2000 to 2018 with interest ranging from 1.0% to 6.39% per annum	80,868

Due 2001 to 2018 with interest ranging from 0.8% to 6.69% per annum		59,908

Secured loans, representing obligations principally to banks:

Due 2000 to 2009 with an interest rate of 6.25% per annum	2,158

Due 2001 to 2009 with interest ranging from 6.75% to 7.25% per annum		2,277

Medium-term notes of consolidated subsidiaries:

Due 2000 to 2006 with interest ranging from 3.21% to 7.55% per annum	123,625

Due 2001 to 2006 with interest ranging from 4.82% to 7.55% per annum		79,296

Unsecured 2.0% convertible bonds, due 2000	53	—

Unsecured 0.15% convertible bonds, due 2001	34,114	—

Unsecured 1.5% convertible bonds, due 2002, convertible currently at 2,194.0 yen for one common share, redeemable before due date	338	316

Unsecured 1.4% convertible bonds, due 2003, convertible currently at 2,707.8 yen for one common share, redeemable before due date	9,380	8,310

Unsecured 1.4% convertible bonds, due 2005, convertible currently at 3,995.5 yen for one common share, redeemable before due date	293,120	287,883

Unsecured 0.1% bonds, due 2000 with detachable warrants	2,000	—

Unsecured 0.1% bonds, due 2001 with detachable warrants	3,500	3,500

Unsecured 0.03% bonds, due 2004 with detachable warrants, net of unamortized discount	3,733	3,795

Unsecured 0.1% bonds, due 2005 with detachable warrants, net of unamortized discount	3,696	3,753

Unsecured 1.55% bonds, due 2006 with detachable warrants	—	12,000

Unsecured 4.4% bonds, due 2001	80,000	80,000

Unsecured 1.42% bonds, due 2005, net of unamortized discount	—	99,982

Unsecured 2.04% bonds, due 2010, net of unamortized discount	—	49,972

Unsecured 6.125% U.S. dollar notes, due 2003, net of unamortized discount	193,186	193,268

Unsecured 2.55% notes of a consolidated subsidiary, due 2000	5,000	—

Unsecured 5.01% yen/ U.S. dollar dual currency notes of a consolidated subsidiary, due 2000	20,465	—

Unsecured 2.0% bonds of a consolidated subsidiary, due 2001	15,000	—

Unsecured 1.35% bonds of a consolidated subsidiary, due 2001	15,000	15,000

Unsecured 2.5% bonds of a consolidated subsidiary, due 2003	15,000	15,000

Unsecured 2.0% bonds of a consolidated subsidiary, due 2005	15,000	15,000

Unsecured 1.99% bonds of a consolidated subsidiary, due 2007	—	15,000

Unsecured 2.35% bonds of a consolidated subsidiary, due 2010	—	5,000

Unsecured fixed coupon U.S. dollar notes linked to the Yen/ U.S. dollar rate of a consolidated subsidiary, due 2001	690	805

Secured 3.8% bonds of a consolidated subsidiary, due 2001	3,000	—

Long-term capital lease obligations:

Due 2000 to 2013 with interest ranging from 1.20% to 11.67% per annum	35,808

Due 2001 to 2014 with interest ranging from 1.90% to 9.30% per annum		44,394

Guarantee deposits received	17,603	20,066

	972,337	1,014,525

Less — Portion due within one year	158,509	170,838

	813,828	843,687

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     A summary of the exercise rights of the detachable warrants as of March 31, 2001 is as follows:

		Exercise price
			Number of shares
Issued on	Exercisable during	Yen	per warrant	Status of exercise

October 13, 1997	November 2, 1998 through October 12, 2001	5,894	339 shares of common stock of Sony Corporation	894 warrants exercised; 856 warrants outstanding
August 17, 1998	September 1, 1999 through August 16, 2004	6,264	319 shares of common stock of Sony Corporation	206 warrants exercised; 1,794 warrants outstanding
August 23, 1999	September 1, 2000 through August 22, 2005	7,167	279 shares of common stock of Sony Corporation	2,000 warrants outstanding
October 19, 2000	November 1, 2001 through October 18, 2006	12,457	100 shares of common stock of Sony Corporation	9,600 warrants outstanding

      Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Year ending March 31	Yen in millions

2002	170,838

2003	232,375

2004	33,198

2005	322,000

2006	140,211

      At March 31, 2001, Sony had unused committed lines of credit amounting to 474,879 million yen and can borrow up to generally 90 days from the banks with whom Sony has committed line contracts. Furthermore, Sony has Commercial Paper Programs, the size of which was 1,252,425 million yen. At March 31, 2001, the total outstanding balance of commercial paper was 117,295 million yen. In the United States of America, Sony set up a 111,510 million yen accounts receivable financing facility to enhance its short-term financing capacity. Under those programs and the facility, Sony can issue commercial paper and sell receivables for the period not in excess of generally 270 days up to the size of the programs and the facility. In addition, for non-current financing purposes, Sony has Medium Term Notes programs, the size of which was 805,350 million yen. At March 31, 2001, the total outstanding balance of Medium Term Notes was 79,296 million yen.

      The basic agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantors will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.  Financial instruments

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

(1)  Cash and cash equivalents and time deposits:

      In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value.

(2)  Short-term borrowings and long-term debt:

      The fair values of short-term borrowings and total long-term debt, including the current portion, were estimated based on either the market value or the discounted amounts of future cash flows using Sony’s current incremental borrowing rates for similar liabilities.

(3)  Derivative financial instruments:

      Sony utilizes foreign exchange forward contracts and foreign currency option contracts primarily to fix the cash flow value resulting from inter-company accounts receivable and payable and future transactions denominated in foreign currencies in relation to the core currencies (Japanese yen, U.S. dollars and euros) of Sony’s major operating units.

      Sony has entered into foreign exchange forward contracts in the contracted amounts of 822,644 million yen and 1,189,710 million yen at March 31, 2000 and 2001, respectively. The majority of these contracts mature within four months. The fair values of these contracts were estimated based on market quotations.

      Sony has entered into purchased foreign currency option contracts in the notional principal amounts of 495,949 million yen and 479,132 million yen at March 31, 2000 and 2001, respectively. The majority of these contracts expire up to three months after the balance sheet date. Sony has also entered into written foreign currency option contracts in the notional principal amounts of 574,656 million yen and 724,091 million yen at

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

March 31, 2000 and 2001, respectively. The majority of these contracts are part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts described above. In addition to the range forward contracts, Sony enters into written foreign currency option contracts in order to minimize its hedging costs. The fair values of such foreign currency options were estimated based on market quotations.

      Sony has entered into interest rate swap agreements and interest rate and currency swap agreements which mature from 2001 to 2015 to reduce its exposure resulting from adverse fluctuations in interest rates or foreign currency exchange rates on underlying debt instruments. At March 31, 2000 and 2001, the aggregate notional principal amounts of the interest rate swap agreements were 225,801 million yen and 215,971 million yen, respectively, and those of the interest rate and currency swap agreements were 362,437 million yen and 278,573 million yen, respectively. The fair values of such agreements were estimated based on the discounted amounts of net future cash flows.

      Sony’s life insurance subsidiary often enters into written government bond futures option contracts in order to secure the yields of bond investments on hand. Their notional principal amounts were 102,580 million yen at March 31, 2000. The subsidiary did not have such contracts at March 31, 2001. For accounting purposes, those transactions do not qualify for hedge accounting. Accordingly, those written bond futures option contracts were marked to market. The fair values of such written bond futures option contracts were estimated based on market quotations. The average fair value and the net gain or loss from those written bond futures option contracts during the years ended March 31, 1999, 2000 and 2001 were insignificant.

      The estimated fair values of Sony’s financial instruments, both on and off the balance sheets excluding cash and cash equivalents, time deposits, notes and accounts receivable, trade, short-term borrowings and notes and accounts payable, trade that are carried at amounts which approximate fair value and excluding debt and equity securities disclosed in Note 7, are summarized as follows:

	Yen in millions

	March 31

	2000		2001

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Long-term debt including the current portion	(972,337)	(1,893,521)	(1,014,525)	(1,395,706)

Forward exchange contracts	986	2,479	(7,864)	(17,226)

Currency option contracts purchased	7,422	7,422	5,964	5,964

Currency option contracts written	(2,892)	(2,892)	(6,897)	(6,897)

Interest rate swap agreements	(253)	(457)	(2,469)	(3,797)

Interest rate and currency swap agreements	—	(32,362)	—	(9,032)

Bond futures option contracts written	(179)	(179)	—	—

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.  Pension and severance plans

      Upon terminating employment, employees of Sony Corporation and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. For employees voluntarily retiring, under normal circumstances, minimum payment is an amount based on current rates of pay and lengths of service. In calculating the minimum payment for employees involuntarily retiring, including employees retiring due to meeting mandatory retirement age requirements, Sony may grant additional benefits. With respect to directors’ and statutory auditors’ resignations, lump-sum severance indemnities are calculated using a similar formula and are normally paid subject to the approval of Sony’s shareholders.

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

      The majority of foreign subsidiaries have defined benefit pension plans or severance indemnity plans which substantially cover all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

      The components of net pension and severance costs for the years ended March 31, 1999, 2000 and 2001 were as follows:

      Japanese plans:

	Yen in millions

	Year ended March 31

	1999	2000	2001

Service cost	41,743	46,306	46,400

Interest cost	14,020	14,898	19,040

Expected return on plan assets	(9,618)	(11,236)	(26,216)

Amortization of net transition asset	(375)	(375)	(375)

Recognized actuarial loss	8,032	5,733	7,447

Amortization of prior service cost	1,234	1,335	783

Net periodic benefit cost	55,036	56,661	47,079

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Foreign plans:

	Yen in millions

	Year ended March 31

	1999	2000	2001

Service cost	15,842	17,836	16,841

Interest cost	5,333	6,095	6,805

Expected return on plan assets	(4,475)	(4,989)	(6,492)

Amortization of net transition asset	(122)	(108)	(36)

Recognized actuarial (gain) loss	342	(46)	555

Amortization of prior service cost	(274)	(142)	(341)

Net periodic benefit cost	16,646	18,646	17,332

      The changes in benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Yen in millions

	March 31

	Japanese plans		Foreign plans

	2000	2001	2000	2001

Change in benefit obligation:

Benefit obligation at beginning of year	562,861	729,803	92,970	103,992

Service cost	46,306	46,400	17,836	16,841

Interest cost	14,898	19,040	6,095	6,805

Plan participants’ contributions	4,806	5,865	821	755

Amendments	(7,665)	1,156	161	(1,708)

Actuarial (gain) loss	122,021	27,963	11,564	(326)

Foreign currency exchange rate changes	—	—	(13,861)	15,114

Benefits paid	(13,424)	(28,905)	(11,594)	(13,311)

Benefit obligation at end of year	729,803	801,322	103,992	128,162

Change in plan assets:

Fair value of plan assets at beginning of year	369,321	507,943	60,297	78,842

Actual return on plan assets	109,355	(85,468)	18,748	(2,567)

Foreign currency exchange rate changes	—	—	(8,332)	8,363

Employer contribution	30,721	44,923	12,302	7,853

Plan participants’ contributions	4,806	5,865	821	755

Benefits paid	(6,260)	(13,096)	(4,994)	(6,895)

Fair value of plan assets at end of year	507,943	460,167	78,842	86,351

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Yen in millions

	March 31

	Japanese plans		Foreign plans

	2000	2001	2000	2001

Funded status	221,860	341,155	25,150	41,811

Unrecognized actuarial loss	(121,184)	(236,747)	(811)	(9,943)

Unrecognized net transition asset	1,979	1,604	210	143

Unrecognized prior service cost	(3,805)	(4,178)	2,110	2,163

Net amount recognized	98,850	101,834	26,659	34,174

Amounts recognized in the consolidated balance sheet consist of:

Accrued pension and severance costs, including current portion	106,022	189,283	26,659	34,174

Intangibles	(820)	(1,419)	—	—

Accumulated other comprehensive income	(6,352)	(86,030)	—	—

Net amount recognized	98,850	101,834	26,659	34,174

      Assumptions used as of March 31, 1999, 2000 and 2001 were as follows:

      Japanese plans:

	March 31

	1999	2000	2001

Discount rate	2.7%	2.7%	2.7%

Expected return on plan assets	4.0%	4.0%	4.0%

Rate of compensation increase	3.0%	3.0%	3.0%

      Foreign plans:

March 31

	1999	2000	2001

Discount rate	4.4- 7.3%	4.5- 7.5%	4.0- 7.5%

Expected return on plan assets	6.9- 9.8%	6.5- 9.1%	5.0- 9.0%

Rate of compensation increase	2.8- 4.8%	2.0- 4.8%	2.5- 5.1%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As required under FAS No. 87 “Employers’ Accounting for Pensions”, the assumptions are reviewed in accordance with changes in circumstances. Amount arising from the actuarial loss in Japanese plan for the year ended March 31, 2000 was primarily due to the change in the method of calculating the benefit obligation to adjust for the backloading of the benefits as well as to a review of certain assumptions.

      Under FAS No. 87, Sony has recorded a pension liability to cover the amount of the projected benefit obligation in excess of plan assets, considering unrealized items and the minimum pension liability. The minimum pension liability represents the excess of the accumulated benefit obligation over plan assets and accrued pension and severance costs already recognized before recording the minimum pension liability. A corresponding amount was recognized as an intangible asset to the extent of the unrecognized prior service cost, and the balance was recorded as a component of accumulated other comprehensive income, net of tax.

      As of March 31, 2000, the accumulated benefit obligations and the fair value of plan assets for which Sony has recognized the minimum pension liability on substantially all of the Japanese subsidiaries’ plans were 232,624 million yen and 140,147 million yen, respectively. As of March 31, 2001, the accumulated benefit obligations and the fair value of plan assets for which Sony has recognized the minimum pension liability on Sony Corporation and substantially all of the Japanese subsidiaries’ plans were 592,876 million yen and 425,554 million yen, respectively.

      As discussed in Note 7, in March 2001, Sony Corporation and consolidated subsidiaries contributed certain marketable equity securities to an employee retirement benefit trust, which is included in plan assets.

14.  Stockholders’ equity

      Changes in the number of shares issued and outstanding during the years ended March 31, 1999, 2000 and 2001 have resulted from the following:

Number of shares

Balance at March 31, 1998	407,195,271

Exercise of stock purchase warrants	26,774

Conversion of convertible bonds	3,217,066

Balance at March 31, 1999	410,439,111

Exercise of stock purchase warrants	192,162

Conversion of convertible bonds	10,028,119

Stock issued under exchange offerings	32,979,771

Balance at March 31, 2000	453,639,163

Stock split	453,639,163

Exercise of stock purchase warrants	111,209

Conversion of convertible bonds	12,145,253

Stock issued under exchange offerings	82,346

Balance at March 31, 2001	919,617,134

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At March 31, 2001, 78,130,252 shares of common stock would be issued upon conversion or exercise of all convertible bonds and warrants outstanding.

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

      The amount of statutory retained earnings of Sony Corporation available for the payments of dividends to shareholders as of March 31, 2001 was 635,530 million yen. The appropriation of retained earnings for the year ended March 31, 2001, which has been incorporated in the accompanying consolidated financial statements, will be proposed for approval at the Ordinary General Meeting of Shareholders to be held on June 21, 2001 and will be recorded in the statutory books of account, in accordance with the Japanese Commercial Code, after shareholders’ approval. The above statutory amount available for dividends includes cash dividends for the six-month period ended March 31, 2001, which has been incorporated in the accompanying consolidated financial statements.

      Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 7,699 million yen and 9,617 million yen at March 31, 2000 and 2001, respectively.

      The Ordinary General Meeting of Shareholders held on June 27, 1997 authorized Sony Corporation, pursuant to the Japanese regulations, to acquire and retire up to a total not exceeding 30 million outstanding shares of its common stock with its profit, whenever deemed necessary by the Board of Directors in view of general economic conditions, Sony’s business performance and financial condition and other factors. Subsequently, the Ordinary General Meeting of Shareholders held on June 29, 2000 increased the maximum number of shares to 90 million shares on and after June 30, 2000. At March 31, 2001, no common stock had been acquired under this authorization.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Ordinary General Meeting of Shareholders held on June 26, 1998 approved that (a) in addition to the shares discussed in the preceding paragraph, Sony Corporation may, by a resolution of the Board of Directors, acquire and retire up to a total not exceeding 30 million outstanding shares of its common stock with its additional paid-in capital at prices in total not exceeding 400 billion yen and (b) Sony Corporation may grant share subscription rights to directors and/or employees pursuant to the Japanese regulations. At March 31, 2001, no common stock had been acquired nor had any share subscription rights been granted under this approval.

      Other comprehensive income for the years ended March 31, 1999, 2000 and 2001, were as follows:

	Yen in millions

	Pre-tax	Tax	Net-of-tax
	amount	expense	amount

For the year ended March 31, 1999:
Unrealized gains on securities —

Unrealized holding gains arising during the period	7,484	1,525	9,009

Less: Reclassification adjustment for gains included in net income	(58,698)	27,999	(30,699)

Minimum pension liability adjustment	(4,617)	1,332	(3,285)

Foreign currency translation adjustments	(151,971)	8,316	(143,655)

Other comprehensive income	(207,802)	39,172	(168,630)

For the year ended March 31, 2000:
Unrealized gains on securities —

Unrealized holding gains arising during the period	79,822	(27,003)	52,819

Less: Reclassification adjustment for gains included in net income	(17,196)	2,809	(14,387)

Minimum pension liability adjustment	9,190	(3,869)	5,321

Foreign currency translation adjustments	(202,596)	3,423	(199,173)

Other comprehensive income	(130,780)	(24,640)	(155,420)

For the year ended March 31, 2001:
Unrealized gains on securities —

Unrealized holding gains arising during the period	(6,290)	(1,200)	(7,490)

Less: Reclassification adjustment for gains included in net income	(16,095)	6,186	(9,909)

Minimum pension liability adjustment	(79,678)	33,544	(46,134)

Foreign currency translation adjustments	169,144	(8,862)	160,282

Other comprehensive income	67,081	29,668	96,749

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Extraordinary General Meeting of Shareholders held on January 25, 2001 approved the amendment of the Articles of Incorporation which authorizes the issuance of shares of subsidiary tracking stock, a new class of stock, which is intended to be linked to the economic value of Sony Communication Network Corporation, a wholly-owned Japanese subsidiary engaged in internet related services. The Extraordinary General Meeting of Shareholders held on January 25, 2001 also authorized Sony Corporation to acquire and retire the subsidiary tracking stock with its profit or additional paid-in capital as a part of shares discussed in the preceding paragraphs.

      Subsequently, Sony Corporation resolved at the meeting of its Board of Directors held on May 15, 2001 to issue 3,072,000 shares of the subsidiary tracking stock to general public in Japan. On June 20, 2001, Sony Corporation issued the subsidiary tracking stock with the net proceeds of 9,529 million yen.

15.  Stock-based compensation plans

      The number of shares and the exercise prices in the following information have been adjusted for all periods to reflect the two-for-one stock split that became effective on May 19, 2000.

      Sony has three types of stock-based compensation plans as incentive plans for directors and selected employees.

(1)  Warrant plan:

      Upon issuance of unsecured bonds with detachable warrants which are described in Note 11, Sony Corporation has purchased all of the detachable warrants and distributed them to the directors and selected employees of Sony. By exercising a warrant, directors and selected employees can purchase the common stock of Sony Corporation, the number of which is designated by each plan. The warrants generally vest ratably over a period of three years, and are generally exercisable up to six years from the date of grant.

(2)  Convertible Bond plan:

      In April 2000, Sony adopted a new equity-based compensation plan for selected executives of Sony’s United States of America subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds which have characteristics similar to that of an option plan. Each convertible bond can be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant. The convertible bonds vest ratably over a three-year period and are exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a non-interest bearing employee loan, no accounting recognition was given to either the convertible bonds or the employee loans in Sony’s consolidated balance sheet as a right of offset exists between the convertible bonds and the employee loans.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Presented below is a summary of the activity for both the warrant and convertible bond plans for the years shown:

	Year ended March 31

	1999		2000		2001

		Weighted-		Weighted-		Weighted-
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	Shares	price	Shares	price	Shares	price

		Yen		Yen		Yen

Outstanding at beginning of year	773,078	5,306	1,357,568	5,846	1,531,573	6,456

Granted	638,000	6,264	558,000	7,167	1,420,900	12,788

Exercised	(53,510)	3,025	(383,995)	5,333	(111,103)	5,341

Forfeited	—	—	—	—	(41,100)	12,544

Outstanding at end of year	1,357,568	5,846	1,531,573	6,456	2,800,270	9,911

Exercisable at end of year	719,568	5,476	541,966	5,877	825,265	6,332

      A summary of warrants and convertible bond options outstanding and exercisable at March 31, 2001 is as follows:

	Outstanding			Exercisable

		Weighted-	Weighted-		Weighted-
		average	average		average
Exercise price	Number of	exercise	remaining	Number of	exercise
range	Shares	price	life	Shares	price

Yen		Yen	Years		Yen

5,894-10,000	1,420,470	6,543	3.23	825,265	6,332

10,001-15,237	1,379,800	13,379	6.74	—	—

5,894-15,237	2,800,270	9,911	4.96	825,265	6,332

      As the exercise prices for both the warrant and convertible bond plans were determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans were not significant for the years ended March 31, 1999, 2000 and 2001, respectively.

      In accordance with FAS No. 123 “Accounting for Stock-Based Compensation”, Sony has elected to account for stock-based compensation under the provisions of APB No. 25 for both the warrant and convertible bond plans. Had compensation for Sony’s warrant and convertible bond plans been recognized based on the fair value on the grant date under the methodology prescribed by FAS No. 123, Sony’s net income and net income

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

per share for the years ended March 31, 1999, 2000 and 2001 would have been impacted as shown in the following table:

	Yen in millions

	Year ended March 31

	1999	2000	2001

Income before cumulative effect of accounting changes:

As reported	179,004	121,835	121,227

Pro forma	178,505	121,191	118,524

Net income:

As reported	179,004	121,835	16,754

Pro forma	178,505	121,191	14,051

	Yen

Income before cumulative effect of accounting changes:

— Basic EPS:

As reported	218.43	144.58	132.64

Pro forma	217.82	143.82	129.69

— Diluted EPS:

As reported	195.51	131.70	124.36

Pro forma	194.97	131.02	121.64

Net income:

— Basic EPS:

As reported	218.43	144.58	18.33

Pro forma	217.82	143.82	15.37

— Diluted EPS:

As reported	195.51	131.70	19.28

Pro forma	194.97	131.02	16.56

      The weighted-average fair value per share at the date of grant for warrants and convertible bond options granted during the years ended March 31, 1999, 2000 and 2001 was 896 yen, 1,398 yen and 4,111 yen, respectively. The fair value of warrants and convertible bond options granted on the date of grant, which is amortized to expense over the vesting period in determining the pro forma impact, is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended March 31

Weighted-average assumptions	1999	2000	2001

Risk-free interest rate	0.80%	0.60%	2.68%

Expected lives	2.78 years	2.78 years	3.26 years

Expected volatility	24.42%	33.12%	44.07%

Expected dividend	0.46%	0.40%	0.21%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3)  SAR plan:

      Sony grants stock appreciations rights (“SARs”) in Japan, Europe and the United States of America for selected employees. Under the terms of these plans, employees on exercise receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the SARs. The SARs generally vest ratably over a period of three years, and are generally exercisable up to six to ten years from the date of grant. Sony holds treasury stock for the SAR plan in Japan to minimize cash flow exposure associated with the SARs. In addition, Sony uses various strategies to minimize the compensation expense associated with the SAR plans in the United States of America and Europe.

      The status of the SAR plans is summarized as follows:

	Year ended March 31

	1999		2000		2001

		Weighted-		Weighted-		Weighted-
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	SARs	price	SARs	price	SARs	price

		Yen		Yen		Yen

Outstanding at beginning of year	484,400	6,106	2,190,750	5,426	4,046,490	5,443

Granted	1,725,850	5,234	2,306,610	5,896	154,700	9,801

Exercised	—	—	(439,736)	5,308	(588,092)	5,198

Expired or forfeited	(19,500)	5,275	(11,134)	5,502	(47,852)	5,869

Outstanding at end of year	2,190,750	5,426	4,046,490	5,443	3,565,246	6,218

Exercisable at end of year	—	—	745,496	5,711	1,397,216	5,966

      A summary of SARs outstanding and exercisable at March 31, 2001 is as follows:

	Outstanding			Exercisable

		Weighted-	Weighted-		Weighted-
		average	average		average
Exercise price	Number of	exercise	remaining	Number of	exercise
range	SARs	price	life	SARs	price

Yen		Yen	Years		Yen

3,732-5,000	241,134	4,599	3.75	103,727	4,596

5,001-10,000	3,268,662	6,217	3.87	1,289,564	6,049

10,001-15,488	55,450	13,287	8.58	3,925	15,105

3,732-15,488	3,565,246	6,218	3.94	1,397,216	5,966

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In accordance with APB No. 25 and its related interpretations, the SARs compensation expense is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price, which is consistent with the accounting treatment prescribed for SAR plans in FAS No. 123. For the years ended March 31, 1999 and 2000, Sony recognized 886 million yen and 19,174 million yen of SARs compensation expense, respectively. For the year ended March 31, 2001, Sony recognized a reduction in SARs compensation expense of 5,587 million yen due to the decline in Sony’s stock price during the year.

16.  Restructuring charges and assets impairment

      Significant restructuring charges and assets impairment are as follows;

      In September 1999, Sony discontinued its engineering, sales, and marketing operations for the cellular phone business in North America and focused its effort on the research and development of next-generation telecommunications technology. As a result, Sony recorded a one-time expense totaling 9,646 million yen in the year ended March 31, 2000 which is included in the Electronics segment. This charge consisted of facility closing costs of 7,420 million yen; machinery and equipment write-downs of 1,802 million yen and personnel related costs of 424 million yen.

      In December 2000, Sony announced the shutdown of a CD and audio cassette manufacturing plant in the United States of America. As a result of this announcement, Sony recorded a one-time expense totaling 4,623 million yen in the year ended March 31, 2001 which is included in the Music segment. This charge consisted of facility closing costs of 1,001 million yen, building write-downs of 3,145 million yen and personnel related costs of 477 million yen.

17.  Research and development expenses and advertising costs

(1)  Research and development expenses:

      Research and development expenses charged to cost of sales for the years ended March 31, 1999, 2000 and 2001 were 375,314 million yen, 394,479 million yen and 416,708 million yen, respectively.

(2)  Advertising costs:

      Advertising costs included in selling, general and administrative expenses for the years ended March 31, 1999, 2000 and 2001 were 315,310 million yen, 293,303 million yen and 389,359 million yen, respectively.

      As described in Note 2, advertising costs for the year ended March 31, 2001 included those for theatrical and television product. Previously, advertising costs for theatrical and television product were capitalized into film inventory and amortized in cost of sales.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.  Gain on issuances of stock by equity investees

      During the year ended March 31, 1999, Sony merged its Loews Theatres exhibition business with Cineplex Odeon Corporation to create Loews Cineplex Entertainment Corporation (“Loews”). As a result of the merger, Sony no longer consolidated the results of Loews; Loews’ results are reported on an equity basis. Subsequent to the merger, Loews completed a public offering of its common stock. After these transactions, Sony’s ownership in Loews was 39.5%. In connection with the merger and the subsequent public offering, Sony received proceeds of 53,007 million yen and recorded a gain of 5,181 million yen (Note 6).

      In August 2000, Monex Inc., which provides on-line security trading services, issued 150,000 shares valued at 6,278 million yen in connection with its initial public offering. As a result of this issuance, Sony recorded a gain of 1,900 million yen. Sony provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 36.6% to 32.8%.

      In August 2000, Crosswave Communications Inc., which provides high-capacity/high-speed network services, issued 101,960 shares valued at 28,958 million yen in connection with its initial public offering. As a result of this issuance, Sony recorded a gain of 6,406 million yen. Sony provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 30.0% to 23.9%.

      In October 2000, SKY Perfect Communications Inc., which provides satellite broadcasting services, issued 400,000 shares valued at 121,600 million yen in connection with its initial public offering. In connection with this issuance, Sony recorded a gain of 9,551 million yen. Sony provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 9.9% to 8.1%. As a result of this transaction, SKY Perfect Communications Inc. is no longer accounted for under the equity method, as Sony no longer has significant influence.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.  Income taxes

      Income before income taxes and income tax expense comprise the following:

	Yen in millions

	Year ended March 31

	1999	2000	2001

Income before income taxes:

Sony Corporation and subsidiaries in Japan	203,944	70,892	158,987

Foreign subsidiaries	173,747	193,418	106,881

	377,691	264,310	265,868

Income taxes — Current:

Sony Corporation and subsidiaries in Japan	85,970	59,239	89,708

Foreign subsidiaries	72,416	61,564	31,405

	158,386	120,803	121,113

Income taxes — Deferred:

Sony Corporation and subsidiaries in Japan	16,433	(17,977)	(106)

Foreign subsidiaries	2,154	(8,182)	(5,473)

	18,587	(26,159)	(5,579)

      Sony is subject to a number of different income taxes. Due to a change in Japanese income tax regulations, effective April 1, 1999, the statutory tax rate was reduced from 48% to 42% and such rate was used in calculating the future expected tax effects of temporary differences as of March 31, 1999. The effect of the change in the tax rate on the balance of deferred tax assets and liabilities reduced the net deferred tax liability and income tax expense by approximately 13,400 million yen as of March 31, 1999.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Year ended March 31

	1999	2000	2001

Statutory tax rate	48.0%	42.0%	42.0%

Increase (reduction) in taxes resulting from:

Income tax credit	(1.3)	(1.3)	(1.7)

Valuation allowance recognized on current losses of subsidiaries	5.4	2.8	10.5

Decrease in deferred tax liabilities on undistributed earnings of foreign subsidiaries	(2.8)	(5.6)	(6.5)

Changes in Japanese income tax rates	(3.5)	—	—

Other	1.1	(2.1)	(0.8)

Effective income tax rate	46.9%	35.8%	43.5%

      The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions

	March 31

	2000	2001

Deferred tax assets:

Accrued pension and severance costs	63,490	97,084

Operating loss carryforwards for tax purposes	63,761	90,014

Warranty reserve and accrued expenses	61,049	68,619

Inventory — intercompany profits and write-down	45,293	39,560

Film costs	—	38,866

Accrued bonus	19,912	34,341

Future insurance policy benefits	40,774	18,317

Other	95,261	146,105

Gross deferred tax assets	389,540	532,906

Less: Valuation allowance	(112,191)	(198,613)

Total deferred tax assets	277,349	334,293

Deferred tax liabilities:

Insurance acquisition costs	(86,873)	(97,345)

Undistributed earnings of foreign subsidiaries	(60,518)	(68,941)

Intangible assets acquired through exchange offerings	(45,872)	(42,385)

Unrealized gains on securities	(35,437)	(30,451)

Gain on securities contribution to employee retirement benefit trust	(23,097)	(29,967)

Other	(55,778)	(53,428)

Gross deferred tax liabilities	(307,575)	(322,517)

Net deferred tax assets (liabilities)	(30,226)	11,776

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the years ended March 31, 1999 and 2000 were decreases of 3,252 million yen and 10,465 million yen, respectively, and for the year ended March 31, 2001 was an increase of 86,422 million yen. During the year ended March 31, 2001, approximately 16,000 million yen of tax benefits have been realized through utilization of operating loss carryforwards.

      Net deferred tax assets (liabilities) are included in the consolidated balance sheets as follows:

	Yen in millions

	March 31

	2000	2001

Current assets — Deferred income taxes	117,258	141,473

Other assets — Other	42,852	51,914

Current liabilities — Other	(6,316)	(6,463)

Long-term liabilities — Deferred income taxes	(184,020)	(175,148)

Net deferred tax assets (liabilities)	(30,226)	11,776

      At March 31, 2001, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling 500,155 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2001 for such temporary differences amounted to 110,387 million yen.

      Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 2001 amounted to approximately 258,800 million yen and are available as an offset against future taxable income of such subsidiaries. These carryforwards, except for 55,300 million yen with no expiration period, expire at various dates primarily up to 11 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period are changed.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.  Reconciliation of the differences between basic and diluted net income per share (“EPS”)

      Basic and diluted EPS as well as the number of shares in the following table have been adjusted to reflect the two-for-one stock split that was completed on May 19, 2000. Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 1999, 2000 and 2001 is as follows:

	Year ended March 31

	1999	2000	2001

	Yen in millions

Income before cumulative effect of accounting changes	179,004	121,835	121,227

Effect of dilutive securities:

Convertible bonds	2,361	2,537	2,417

Income before cumulative effect of accounting changes for diluted EPS computation	181,365	124,372	123,644

	Thousands of shares

Weighted- average shares	819,506	842,679	913,932

Effect of dilutive securities:

Warrants	60	500	472

Convertible bonds	108,095	101,174	79,830

Weighted- average shares for diluted EPS computation	927,661	944,353	994,234

	Yen

Basic EPS	218.43	144.58	132.64

Diluted EPS	195.51	131.70	124.36

      In accordance with FAS No. 128, “Earnings Per Share”, the computation of diluted net income per share for the year ended March 31, 2001 uses the same weighted-average shares used for the computation of diluted net income before cumulative effect of accounting changes per share, and reflects the effect of assumed conversion of convertible bonds in diluted net income.

21.  Commitments and contingent liabilities

      Commitments outstanding at March 31, 2001 for the purchase of property, plant and equipment and other assets amounted to 71,412 million yen. In November 2000, Sony notified the third-party owner of the building used as an operating lease for the corporate headquarters of Sony’s United States of America subsidiaries, that it was

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

going to exercise its option to purchase the building. Under the terms of the purchase option, Sony must make a cash payment totaling 236 million dollars in December 2001 to complete the purchase.

      Certain subsidiaries in the music business have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly through March 31, 2005. As of March 31, 2001, these subsidiaries were committed to make payments under such long-term contracts of 56,731 million yen.

      Contingent liabilities for guarantees given in the ordinary course of business and for employee loans amounted to 109,175 million yen at March 31, 2001.

      Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both Sony and its legal counsel, management of Sony believes that damages from such lawsuits, if any, would not have a material effect on Sony’s consolidated financial statements.

22.  Business segment information

      The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

      The Electronics segment designs, develops, manufactures and distributes audiovisual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation game consoles and related software mainly in Japan, the United States of America and Europe, manufactures semiconductors used in the game consoles in Japan, and licenses to third party software developers. The Music segment is mainly engaged worldwide in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the United States of America, and markets, distributes and broadcasts in the worldwide market. The Insurance segment represents the insurance-related underwriting business, primarily individual life insurance and non-life insurance businesses in the Japanese market. The Other segment consists of various operating activities, primarily including leasing and credit financing businesses, a business focused on parts trading services within the Sony group, advertising agency business, satellite distribution services including program supplying businesses in Japan, and location-based entertainment businesses in Japan, the United States of America and Germany. Sony’s products and services are generally unique to a single operating segment.

      Effective for the year ended March 31, 2001, gains and losses on the sale and disposal, net and losses from impairment of long-lived assets, which were previously recorded in other income and expenses, are now included in selling, general and administrative expense. As a result, operating income (loss) for the years ended March 31, 1999 and 2000 have been restated to conform to the presentation for the year ended March 31, 2001.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Additionally, Sales and operating revenue and Segment operating income (loss) of the Pictures segment and the Other segment for the years ended March 31, 1999 and 2000 have been restated to conform to the reportable segmentation for the year ended March 31, 2001.

Business segments —

      Sales and operating revenue:

	Yen in millions

	Year ended March 31

	1999	2000	2001

Sales and operating revenue:

Electronics —

Customers	4,356,254	4,395,906	4,998,688

Intersegment	313,448	323,719	525,222

Total	4,669,702	4,719,625	5,523,910

Game —

Customers	760,071	630,662	646,147

Intersegment	23,751	24,074	14,769

Total	783,822	654,736	660,916

Music —

Customers	717,297	665,047	571,003

Intersegment	41,394	41,837	41,110

Total	758,691	706,884	612,113

Pictures —

Customers	545,956	494,332	555,227

Intersegment	59	394	0

Total	546,015	494,726	555,227

Insurance —

Customers	339,368	380,317	426,913

Intersegment	1	2	4

Total	339,369	380,319	426,917

Other —

Customers	85,236	120,397	116,846

Intersegment	206,137	241,095	288,269

Total	291,373	361,492	405,115

Elimination	(584,790)	(631,121)	(869,374)

Consolidated total	6,804,182	6,686,661	7,314,824

      Electronics intersegment amounts primarily consist of transactions with the Game business. Other intersegment amounts primarily consist of transactions with the Electronics business.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Segment profit or loss:

	Yen in millions

	Year ended March 31

	1999	2000	2001

Operating income (loss):

Electronics	120,951	101,397	248,652

Game	136,418	76,935	(51,118)

Music	36,527	28,293	20,502

Pictures	38,959	35,920	4,315

Insurance	18,013	20,855	17,892

Other	(352)	(9,860)	(11,276)

Total	350,516	253,540	228,967

Elimination	10,282	10,362	13,376

Unallocated amounts:

Corporate expenses	(22,737)	(40,698)	(16,997)

Consolidated operating income	338,061	223,204	225,346

Other income	149,697	146,299	167,654

Other expenses	(110,067)	(105,193)	(127,132)

Consolidated income before income taxes	377,691	264,310	265,868

      Operating income is sales and operating revenue less costs and operating expenses. The decrease in unallocated corporate expenses in the year ended March 31, 2001 was primarily due to a decrease in stock-based compensation expenses (Note 15).

      Assets:

	Yen in millions

	March 31

	1999	2000	2001

Total assets:

Electronics	3,058,355	3,074,917	3,554,615

Game	188,796	446,085	690,737

Music	755,765	742,678	747,360

Pictures	836,504	807,033	887,806

Insurance	1,129,005	1,383,717	1,749,294

Other	388,127	473,083	534,508

Total	6,356,552	6,927,513	8,164,320

Elimination	(215,732)	(273,514)	(464,403)

Corporate assets	158,233	153,198	128,049

Consolidated total	6,299,053	6,807,197	7,827,966

      Unallocated corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Other significant items:

	Yen in millions

	Year ended March 31

	1999	2000	2001

Depreciation and amortization:

Electronics	218,608	212,275	214,769

Game	3,895	13,414	37,497

Music	34,523	32,807	34,648

Pictures	11,377	10,599	11,853

Insurance, including deferred insurance acquisition costs	21,085	23,699	40,278

Other	15,354	10,666	7,218

Total	304,842	303,460	346,263

Corporate	2,331	3,045	2,005

Consolidated total	307,173	306,505	348,268

Capital expenditures for segment assets:

Electronics	252,363	227,322	287,883

Game	3,941	118,960	108,168

Music	45,222	24,644	37,776

Pictures	10,988	11,947	11,020

Insurance	836	2,979	1,586

Other	36,333	47,801	17,086

Total	349,683	433,653	463,519

Corporate	4,047	2,234	1,690

Consolidated total	353,730	435,887	465,209

      The capital expenditures in the above table represent the additions to fixed assets of each segment.

      The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics business is managed as a single operating segment by Sony’s management.

	Yen in millions

	Year ended March 31

	1999	2000	2001

Audio	1,072,621	934,865	923,968

Video	969,129	976,705	1,097,847

Televisions	702,620	714,188	805,028

Information and Communications	914,140	1,052,707	1,332,619

Electronic components and other	697,744	717,441	839,226

Total	4,356,254	4,395,906	4,998,688

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Geographic information —

      Sales and operating revenue which are attributed to countries based on location of customers and long-lived assets for the years ended March 31, 1999, 2000 and 2001 are as follows:

	Yen in millions

	Year ended March 31

	1999	2000	2001

Sales and operating revenue:

Japan	1,917,028	2,121,249	2,400,777

U.S.A.	2,158,006	2,027,129	2,179,833

Europe	1,667,010	1,470,447	1,473,780

Other	1,062,138	1,067,836	1,260,434

Total	6,804,182	6,686,661	7,314,824

	Yen in millions

	March 31

	1999	2000	2001

Long-lived assets:

Japan	903,345	1,321,357	1,433,038

U.S.A.	703,208	614,294	766,148

Europe	181,621	162,019	188,174

Other	143,006	131,785	160,249

Total	1,931,180	2,229,455	2,547,609

      There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

      Transfers between reportable business or geographic segments are made at arms-length prices.

      There are no sales and operating revenue with a single major external customer for the years ended March 31, 1999, 2000 and 2001.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following information shows sales and operating revenue and operating income by geographic origin for the years ended March 31, 1999, 2000 and 2001. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

	Yen in millions

	Year ended March 31

	1999	2000	2001

Sales and operating revenue:

Japan —

Customers	2,345,717	2,560,839	2,753,063

Intersegment	1,822,282	1,837,048	2,322,037

Total	4,167,999	4,397,887	5,075,100

U.S.A. —

Customers	2,232,816	2,082,505	2,315,985

Intersegment	140,239	170,889	184,581

Total	2,373,055	2,253,394	2,500,566

Europe —

Customers	1,480,076	1,302,917	1,305,013

Intersegment	65,466	48,751	48,991

Total	1,545,542	1,351,668	1,354,004

Other —

Customers	745,573	740,400	940,763

Intersegment	724,240	718,321	852,648

Total	1,469,813	1,458,721	1,793,411

Elimination	(2,752,227)	(2,775,009)	(3,408,257)

Consolidated total	6,804,182	6,686,661	7,314,824

Operating income:

Japan	207,704	84,630	155,674

U.S.A.	77,728	97,295	23,131

Europe	81,013	51,218	11,641

Other	46,627	73,249	71,059

Corporate and elimination	(75,011)	(83,188)	(36,159)

Consolidated total	338,061	223,204	225,346

SCHEDULE II

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	Yen in millions

		Additions
	Balance	charged to			Balance
	at beginning	costs and	Deductions	Other	at end
	of period	expenses	(Note 1)	(Note 2)	of period

Year ended March 31, 1999:

Allowance for doubtful accounts and sales returns	114,911	82,813	(65,510)	(10,199)	122,015

Year ended March 31, 2000:

Allowance for doubtful accounts and sales returns	122,015	60,801	(67,806)	(14,414)	100,596

Year ended March 31, 2001:

Allowance for doubtful accounts and sales returns	100,596	55,549	(58,838)	12,341	109,648

Notes:

1.	Amounts written off.
2.	Translation adjustment.

	Yen in millions

	Balance				Balance
	at beginning			Other	at end
	of period	Additions	Deductions	(Note 1)	of period

Year ended March 31, 1999:

Valuation allowance — Deferred tax assets	125,908	20,847	(13,921)	(10,178)	122,656

Year ended March 31, 2000:

Valuation allowance — Deferred tax assets	122,656	28,142	(24,393)	(14,214)	112,191

Year ended March 31, 2001:

Valuation allowance — Deferred tax assets	112,191	88,832	(17,740)	15,330	198,613

Note:

1.	Translation adjustment.