Form 20-F
period 2002-03-31
SONY CORP
filed 2002-06-28
CIK 313838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2002

Commission file number 1-6439

Sony Kabushiki Kaisha
(Exact name of Registrant as specified in its charter)

Sony Corporation
(Translation of Registrant’s name into English)

Japan
(Jurisdiction of incorporation or organization)

7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan
(Address of principal executive offices)

Securities registered pursuant to Section 12 (b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares*	New York Stock Exchange
Pacific Stock Exchange
Chicago Stock Exchange
Common Stock**	New York Stock Exchange
Pacific Stock Exchange
Chicago Stock Exchange

*	American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents one share of Common Stock.
**	Effective October 1, 2001, no par value per share. Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the relevant exchanges.

Securities registered pursuant to Section 12 (g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
	Outstanding as of
	March 29, 2002 (Tokyo Time)	March 28, 2002 (New York Time)
Title of Class
Common Stock	922,816,355
American Depositary Shares		54,339,604

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐
Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17. ☐    Item 18. ☒
In this document, Sony Corporation and its consolidated subsidiaries are together referred to as “Sony.” In addition, sales and operating revenue is referred to as “sales” in the narrative description except in Consolidated Financial Statements.
The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 18, 2002 was 124.56 yen = U.S. 1 dollar.
As of March 31, 2002, Sony Corporation had 1,068 consolidated subsidiaries. It has applied the equity accounting method in respect to its 98 affiliated companies.

Cautionary Statement with Respect to Forward-Looking Statements

Statements made in this annual report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include but are not limited to those using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “may” or “might” and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology (particularly in the Electronics business), and subjective and changing consumer preferences (particularly in the Game, Music, and Pictures businesses); (iv) Sony’s ability to implement successfully the restructuring initiatives in its Electronics, Music and Pictures businesses and its network strategy for its Electronics, Music and Pictures businesses; (v) Sony’s ability to compete and develop and implement successful sales and distribution strategies in light of internet and other technological developments in its Music and Pictures businesses; (vi) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments (particularly in the Electronics business); (vii) the success of Sony’s joint ventures and alliances; and (viii) the outcome of contingencies. Risks and uncertainties are also include the impact of any future events with material unforeseen impacts.

Important information regarding risks and uncertainties is also set forth elsewhere in this annual report, including in “Risk Factors” included in “Item 3. Key Information”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Legal Proceedings” included in “Item 8. Financial Information”, Sony’s Consolidated Financial Statements referenced in “Item 8. Financial Information”, and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

PART I

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.    Offer Statistics and Expected Timetable

Not applicable

Item 3.    Key Information

Selected Financial Data

	(Yen in millions, Yen per share amounts)
	Year ended March 31
	1998	1999	2000	2001	2002
Income Statement Data:
Sales and operating revenue	6,761,004	6,804,182	6,686,661	7,314,824	7,578,258
Operating income	514,094	338,061	223,204	225,346	134,631
Income before income taxes	459,263	377,691	264,310	265,868	92,775
Income taxes	214,868	176,973	94,644	115,534	65,211
Income before cumulative effect of accounting changes	222,068	179,004	121,835	121,227	9,332
Net income	222,068	179,004	121,835	16,754	15,310
Per Share Data*:
Income before cumulative effect of accounting changes
—Basic	278.85	218.43	144.58	132.64	10.21
—Diluted	241.68	195.51	131.70	124.36	10.18
Net income
—Basic	278.85	218.43	144.58	18.33	16.72
—Diluted	241.68	195.51	131.70	19.28	16.67
Cash dividends declared
Interim	12.50	12.50	12.50	12.50	12.50
	(9.62 cents)	(10.13 cents)	(12.01 cents)	(11.15 cents)	(10.07 cents)
Year-end	17.50	12.50	12.50	12.50	12.50
	(12.21 cents)	(10.25 cents)	(11.58 cents)	(10.01 cents)	—
Depreciation and amortization**:	301,665	307,173	306,505	348,268	354,135
Capital expenditures (additions to fixed assets):	387,955	353,730	435,887	465,209	326,734
Research and development expenses:	318,044	375,314	394,479	416,708	433,214

	(Yen in millions, Yen per share amounts)
	March 31
	1998	1999	2000	2001	2002
Balance Sheet Data:
Net working capital	1,045,943	1,030,463	861,674	830,734	778,716
Long-term debt	1,104,420	1,037,460	813,828	843,687	838,617
Stockholders’ equity	1,815,555	1,823,665	2,182,906	2,315,453	2,370,410
Total assets	6,403,043	6,299,053	6,807,197	7,827,966	8,185,795
Number of shares issued at year-end (thousands of shares)*:	407,195	410,439	453,639	919,617	919,744
Stockholders’ equity per share*:	2,230.69	2,224.35	2,409.36	2,521.19	2,570.31

	(Yen)
	Average***	High	Low	Period-End
Yen Exchange Rates per U.S. Dollar:
Year ended March 31
1998	123.57	111.42	133.99	133.29
1999	128.10	108.83	147.14	118.43
2000	110.02	101.53	124.45	102.73
2001	111.65	104.19	125.54	125.54
2002	125.05	115.89	134.77	132.70
2001
December		123.90	131.47	131.04
2002
January		130.93	134.64	134.06
February		132.26	134.77	133.96
March		127.07	133.46	132.70
April		128.13	133.40	128.45
May		123.08	128.66	124.13

*
Per share data have been adjusted for all years to reflect the two-for-one stock split that was completed on May 19, 2000. However, no adjustment to reflect such stock split has been made to the number of shares issued at prior year-ends.

**	Depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.
***	The average yen exchange rates represent average noon buying rates on the last business day of each month during the respective period.

Notes to Selected Financial Data:

1.	Cash dividends per share of common stock for the year ended March 31, 2002 include a dividend which is subject to approval of the Ordinary General Meeting of Shareholders to be held on June 20, 2002.

2.
In July 2001, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 142 “Goodwill and Other Intangible Assets”. Sony adopted FAS No. 142 retroactive to April 1, 2001. As a result, Sony’s operating income and income before income taxes for the year ended March 31, 2002 increased by 20.1 billion yen and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by 18.9 billion yen.

3.
On April 1, 2001, Sony adopted FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB statement No. 133”. As a result, Sony’s operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by 3.0 billion yen, 3.4 billion yen and 2.2 billion yen, respectively. Additionally, Sony recorded a one-time non-cash after-tax unrealized gain of 1.1 billion yen in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of 6.0 billion yen in the cumulative effect of accounting changes in the consolidated statement of income.

4.
In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films”. Sony adopted SOP 00-2 retroactive to April 1, 2000. As a result, Sony’s net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of 101.7 billion yen, primarily to reduce the carrying value of its film inventory.

5.
In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”. Sony adopted SAB No. 101 in the fourth quarter ended March 31, 2001 retroactive to April 1, 2000. As a result, a one-time no-cash cumulative effect adjustment of 2.8 billion yen was recorded in the income statement directly above the caption of “net income” for a change in accounting principle.

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

Economic Trends in Sony’s Major Markets May Adversely Affect Sony’s Sales.

Purchases of Sony’s products are to a very significant extent discretionary. Economic downturns and declines in consumption in Sony’s major markets, including Japan, the U.S., Europe, and Asia/Latin America may thus adversely affect the level of sales and Sony’s consolidated financial results and condition.

Foreign Exchange Fluctuations Can Affect Sony’s Reported Results Because of the Translation of Results into Yen and Because Sales and Expenses in Different Currencies Can Affect Results. Hedging Is Not Fully Effective Against These Factors.

Local currency denominated financial results in each of Sony’s subsidiaries around the world are translated into yen by applying the average market rate during each financial period and recorded on Sony’s consolidated profit and loss statement. Local currency-denominated assets and liabilities/stockholder’s equity are translated into yen by applying the market rate at the end of each financial period and recorded on Sony’s consolidated balance sheets. Accordingly, the results, assets, and liabilities/stockholder’s equity in such worldwide businesses as Electronics, Game, Music, and Pictures are subject to foreign exchange fluctuations. In recent periods, operating results reported in yen in accordance with U.S. GAAP have generally been less favorable than those results in local currency.

In addition, especially in the Electronics and Game businesses, operating profits and losses are highly sensitive to the yen’s appreciation because the research and development/production activities and headquarters functions are concentrated in Japan, so that the ratio of yen-denominated costs to total costs is higher than in other business segments. Profits and losses resulting from differences between hedged rates and market rates in the evaluation or execution of contracts entered for the purpose of currency hedging such as foreign exchange forward contracts and foreign currency option contracts by Sony Corporation and its subsidiaries such as Aiwa Co., Ltd., Sony Computer Entertainment Inc., and finance subsidiaries in the U.S., Europe, and Asia are recorded on a net basis in other income and expenses, and are not included in operating profits and losses. Although Sony engages in hedging transactions for actual requirements to minimize the negative effects from short-term fluctuations of foreign exchange rates among major invoicing currencies such as the U.S. dollar, euro and yen, mid-to-long-term volatile changes of the exchange rate levels make it difficult for Sony to execute planned procurement, production, logistics, and sales activities and may adversely affect Sony’s consolidated financial results and condition.

Compliance with Changes in Accounting Requirements Can Adversely Affect Sony’s Reported Financial Results and Condition

In June 2001, the FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement shall be effective for fiscal years beginning after June 15, 2002. Sony is now in the process of assessing the impact that the statement will have on Sony’s results of operations and financial position.

In April 2002, the FASB issued FAS No. 145, effective for fiscal years beginning or transactions occurring after May 15, 2002. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others. Sony is now in the process of assessing the impact that the statement will have on Sony’s results of operations and financial position.

From time to time, Sony has entered into various financing arrangements with special purpose entities. The assets and financings associated with these arrangements generally qualify for off-balance sheet treatment. Various generally accepted accounting principles specify the conditions that Sony observes in not consolidating special purpose entities. The accounting for special purpose entities is under review by the Financial Accounting Standards Board, and their non-consolidated status may change as a result of those reviews. Please see “Other Financing Arrangements” section in “Item. 5 Operating and Financial Review and Prospects” for more information.

Changes in accounting standards that may be promulgated in the future cannot be predicted and may have a material adverse effect on Sony’s reported consolidated financial results and condition.

Stock Price Fluctuations Affect Sony’s Results Because of the Accounting Treatment of Its Stock Linked Incentive Compensation Programs.

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

Sony Depends on Skilled Personnel for Its Continued Success in Designing, Developing and Introducing New Products and in Managing These Processes.

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

The Cooperation and Alliances with, and Strategic Investments in, Third Parties Undertaken by Sony May Not Produce Successful Results.

Sony carries out many activities with other companies such as alliances, joint ventures, and strategic investments, including investments in venture companies. Sony’s reliance on these strategies of partnering with third parties is increasing. These activities are important for Sony to introduce new products such as information and communication equipment, for which demand is increasing, and to introduce new services using digital network technologies. In addition, Sony may carry out a large amount of strategic investment in other entities in order to proceed with broadband network businesses in the future. However, because results from these activities are largely dependent on business trends as well as the financial condition of partner companies, weak trends or disappointing performance of such partners may adversely affect the success of these activities. In addition, the success of these activities may be adversely affected by the inability of Sony and its partners to successfully define and reach their common objectives. Although Sony strives to avoid business duplication among its group subsidiaries, by entering into alliances, joint ventures, and strategic investments which are designed to improve the corporate value of the Sony group by diversifying the businesses of its subsidiaries, business overlaps and inefficiencies may arise.

Sony May Be Accused of Infringing on Intellectual Property Rights.

There can be no assurance that claims of infringement will not be asserted against Sony or against our customers in connection with their use of Sony’s systems and products, nor can there be any assurance as to the outcome of any such claims, given the technological complexity of our systems and products.

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

In addition, with the increasing necessity of pursuing quick business development and operating efficiency with limited managerial resources, Sony increasingly procures important technologies from external suppliers. Sony also increasingly consigns to external suppliers extensive activities including procurement, manufacturing, logistics, sales and services, and procures from external suppliers infrastructures such as fixed assets and communications. Accordingly, Sony’s reliance on such external suppliers, including from strategic alliances or joint ventures, is increasing. Reliance on outside sources increases the chances that Sony cannot control or avoid the introduction of products incorporating defective or inferior third party technology or components, which can adversely affect Sony’s consolidated financial results and condition or its reputation for quality products. This reliance on third parties may also raise issues caused by suppliers’ insufficient compliance with applicable regulation or third-party intellectual property rights.

Sony Is Subject to Competitive Pressures, Including Price, Technological Change, Product Development and Quality.

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

Sony continues to incur significant expenses, including depreciation expenses resulting from a high level of capital expenditures for critical devices including semiconductors, high levels of research and development expenses for development of digital equipment that requires new technologies and of basic technologies, royalty expenses to acquire technologies indispensable for the development and production of information and communication equipment, advertising expenses, and personnel expenses. However, Sony may face difficulties in adequately providing for such expenses and capital expenditures due to weak sales caused by such factors as a lack of products and services that appeal to customers, decreases in unit sales stemming from either a rise in the market penetration ratios of products or from increases in sales prices in response to volatile fluctuations of exchange rates, or supply shortages of core devices/other parts and inventory shortages of products, especially when product demand is the highest. Moreover, such factors as reductions in production/inventories in response to weak sales in certain areas or product categories may adversely affect Sony’s consolidated financial results and condition. Furthermore, regarding Aiwa Co., Ltd., an approximately 61 percent owned consolidated subsidiary of Sony Corporation, reorganization expenses, such as severance expenses and loss on sale and disposal of long-lived assets, and writedown of inventories relating to a reduction of fixed costs before the company is taken private by Sony in October 2002, will likely adversely affect Sony’s consolidated financial results and condition. In addition, there can be no assurance that continued restructuring initiatives at Aiwa will be successful.

    Game Business

In the Game business, the competitive environment is becoming more difficult due to competitors’ introduction of new hardware and software with various formats that can have increasing appeal to customers, rapid technological progress, a rise in the market penetration ratios of products, and diversification of customers’ preferences. Sony continues to incur significant expenses such as depreciation expenses resulting from a high level of capital expenditures in prior years to increase production of semiconductors for PlayStation 2 hardware, research and development expenses for semiconductors and software, advertising expenses, and personnel expenses. However, Sony may face difficulties in adequately providing for such expenses and capital expenditures due to weak sales caused by such factors as supply shortages of core devices/other parts and inventory shortages of hardware, especially when product demand is the highest, delays in introductions or decreases in the number of software titles that appeal to customers, or decreases in hardware unit sales stemming from a rise in the market penetration ratios of products. Also, delays in cost reductions and reductions in production/inventories, in response to a changeover to new hardware or slow sales, may adversely affect Sony’s consolidated financial results and condition.

Furthermore, the fact that in the Game business Sony offers a relatively small range of products and is dependent upon seasonal demand makes it particularly susceptible to weak sales and supply shortages.

    Music Business

In the Music business, market growth continues to contract due to the slowdown in worldwide economic growth, the saturation of the CD market, the effects of piracy and other illegal duplication, parallel imports, diversification of customer preferences, and pricing pressures. Due to this market contraction, it will be difficult for Sony to maintain profit margins. The Music business is highly dependent on establishing artists that appeal to customers, and the competition among record companies for such talent is intense. Therefore, if the Music business is unable to find and establish new talented artists, it may adversely affect Sony’s consolidated financial results and condition. Furthermore, advances in technologies which allow for the transfer and downloading of digital music files from the Internet without authorization from rights owners may threaten the conventional copyright-based business model and may adversely affect Sony’s Music business. Corresponding to this change in the business model, expenses to develop new services, which combine digital network technologies and music content, and other strategic investments may also adversely affect Sony’s near-term consolidated financial results and condition.

    Pictures Business

The Pictures business is highly competitive. Major motion picture studios and independent film production companies are aggressively competing in the production and distribution of films all over the world. Companies within the Pictures business also compete against other forms of entertainment and leisure-time activities, including sporting events, concerts, video games, the Internet and other computer-related activities. To remain competitive in this environment, higher levels of spending are generally required for production, talent, marketing and worldwide distribution of films. Although Sony is working to hold down production and exploitation costs for certain films by collaborating with and purchasing product from other studios, sales of film product may not adequately provide for the recovery of all related film costs due to factors such as a lack of acceptance by customers or varying customer preferences. Furthermore, technological developments have created new risks with respect to Sony’s ability to protect its intellectual property, which may adversely affect Sony’s consolidated financial results and condition.

In the fiscal year ended March 31, 2001, Sony consolidated its domestic television operations and downsized its network television development and production investments. Sony remains a producer and distributor for the broadcast syndication and cable markets while pursuing selected network programming opportunities. In the Television production and distribution business, available network broadcast time is limited and the audience is increasingly fragmented among the major broadcast networks, cable and independent television stations. Competition to obtain customers between major networks and other production and distribution companies is becoming more intense. Furthermore, broadcast networks are increasingly producing their own shows internally. This competitive environment has resulted in fewer opportunities to produce shows for the networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. As a result, Sony, as well as other participants in the industry, have seen an increase in the number of new programs being distributed yet cancelled in their first or second season, shows which are generally less profitable, and a decrease in the number of network programs that are able to achieve syndication, the latter being shows which are generally more profitable. In addition, Sony and other members of the industry have experienced significant increases in talent spending. Such developments may adversely affect Sony’s consolidated financial results and condition despite the downsizing discussed above. Furthermore, spending required to develop new services which combine digital network technologies and movies/television programs and other strategic investments may adversely affect Sony’s consolidated financial results and condition.

The Pictures Business may be directly or indirectly dependent upon union members, and work stoppages or strikes organized by such unions could materially adversely impact Sony’s business or financial result and condition.

    Financial Services Business

In the Financial Services business, with deregulation of the industry in Japan, the number of new market entrants from outside Japan and from other industries is increasing. Also, customers are becoming more exacting in regards to product selection and prices. In this environment, if Sony’s life insurance business cannot provide products and services that fit customers’ needs and achieve stable investment returns from its stock, bond, and real estate assets, Sony’s consolidated financial results and condition may be adversely affected. Moreover, increases in insurance claims that Sony cannot accurately predict and shifts in customers’ demand from such profitable products as life guarantees to such less profitable products as annuities may adversely affect Sony’s consolidated financial results and condition. Moreover, if additional competitors in the insurance industry go bankrupt, further increases in the amount of mandatory contributed reserves for the Life Insurance Policyholders Protection Corporation of Japan may adversely affect Sony’s consolidated financial results and condition. In the non-life insurance business, revenues have not yet been sufficient to cover such expenses as advertising expenses necessary for business expansion, and increases in insurance claims that Sony cannot accurately predict may adversely affect Sony’s consolidated financial results and condition.

In addition, Sony’s banking business, Sony Bank Inc. started operations in June 2001. This business may not be able to collect sufficient deposits from customers to earn sufficient return on its loans and portfolio investments to cover expenses such as development costs for the information systems and general expenses; this may adversely affect Sony’s consolidated financial results and condition. Furthermore the bank may not be able to effectively control the various risks it faces including, credit risks, liquidity risks, operational risk, legal risk, and reputational risk; this inability could also adversely affect the achievement of its business goals and may adversely affect Sony’s consolidated financial results and condition.

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

    Internet Related Businesses and Other New Businesses

Sony is actively expanding Internet related businesses and other new businesses. Such businesses include Sony Communication Network Corporation, whose main business is an Internet service provider. In addition, new businesses utilizing “FeliCa”, a non-contact IC card technology developed independently by Sony for Internet shopping and transportation services are also included in such businesses mentioned above. These businesses operate in competitive markets characterized by rapid advancements in technology and competition with existing large companies/new market entrants. In this environment, Sony’s consolidated financial results and condition may be adversely affected as a result of the substantial expenditures that are required to compete and that may exceed revenues. In addition, if these businesses fail to attract customers due to delays in expansion of Internet subscribers or customers’ anxieties in terms of security, these businesses may be forced to change their business models.

    Equity Affiliates

In recent years, Sony has recorded substantial losses and writedowns in some of its equity affiliates. These losses and writedowns have included those at Loews Cineplex Entertainment Corporation (“Loews”), including a total writedown of the carrying value of Loews, at Sony Ericsson Mobile Communications (“SEMC”), at The Columbia House Company (“CHC”), at American Video Glass Company (“AVGC”), and at Telemundo Communications Group, Inc. and affiliates (“Telemundo”). Similar losses and writedowns may occur in the future.

In April 2002, Sony completed the sale of its equity interest in Telemundo. Also, Sony plans to sell most of each interest in CHC by June 2002, subject to conditions including regulatory approval in the U.S.

In addition, equity affiliates include newly established businesses in which expenses may exceed revenues.

Sony Is Subject to Increasing Financial and Reputational Risks Due to Product Quality/Liability Issues

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

Sony Is Subject to the Risks of International Operations

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

Our inability to manage successfully the risks inherent in our international activities may adversely affect our business, financial condition and operating results.

Sony’s Physical Facilities and Information Systems and Securities Are Subject to Damage as a Result of Disasters, Outages or Similar Events.

Sony’s group headquarters functions, part of Sony’s major data centers, and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the possibility of disaster or damage from earthquake is generally higher than in other parts of the world. In addition, Sony’s facilities or offices, including those for research and development, material procurement, manufacturing, logistics, sales, and services are located throughout the world and subject to the possibility of disaster or outage or similar disruption as a result of any of a number of events. Sony periodically carries out disaster prevention checks, facility maintenance, and safety measures to minimize possible negative effects caused by such disasters as earthquakes, water, fire, electricity failure, or accidents to its operating activities, major facilities, and employees’/customers’ health. Furthermore, as the role of information systems is becoming ever more important in Sony’s operating activities, such issues as shutdowns of information systems due to the aforementioned disasters, software/hardware defects, and computer viruses, as well as leakage, falsifications, and disappearances of internal databases, including information of customers or vendors, pose increasing risks. Although Sony is working to establish appropriate backup structures for information systems and databases, advanced levels of security, and employee education, there is no assurance that Sony will be able to completely prevent or mitigate the effect of such issues as the aforementioned disasters, outflows of harmful substances, shutdowns of information systems, and leakage, falsifications, and disappearances of internal databases. If such factors adversely affect Sony’s operating activities, generate expenses relating to physical or personal damage, or hurt Sony’s brand image, Sony’s consolidated financial results and condition may be adversely affected.

Sony Is Subject to Government Regulatory Changes That Can Limit Its Activities or Increase the Costs of Operations.

Various regulations by governments in countries in which Sony does businesses, such as required business/investment approvals, export regulations based on national-security or other reasons and other export/import regulations such as tariffs, as well as commercial, antitrust, patent, consumer and business taxation, exchange control, and environment/recycling laws and regulations, apply to Sony. If Sony is unable to comply with these regulations, they can serve to limit Sony’s activities. In addition, even if Sony is able to comply, these regulations can result in increased costs. In either event, Sony’s consolidated financial results and financial condition may be adversely affected.

In the case of environmental issues, Sony aggressively endeavors to carry out decreases in the amount of waste materials, reductions in the use of harmful substances, and comprehensive risk management in manufacturing activities, as well as in final products, the use of lead-free soldering, decreases in the level of standby power, and the recycling of products and packaging materials. Nonethless, there can be no assurance that Sony can comply in all cases with environmental regulations, and environmental regulation and the effects on Sony can adversely affect its consolidated financial results and condition.

Sony Can Be Adversely Affected by Its Employee Benefit Obligations

Regarding benefit obligations and plan assets, Sony funds and accrues the cost of benefits to asufficient level based on conservative accounting policies. However, if returns from investment assets decrease due to conditions in, for example, stock or bond markets, additional funding and accruals may be required, and such funding and accruals may adversely affect Sony’s consolidated financial results and condition.

Item 4.    Information on the Company

History and Development of the Company

Sony Corporation, the ultimate parent company of the Sony group, was established in Japan in May 1946 as Tokyo Tsushin Kogyo Kabushiki Kaisha, a joint stock company (Kabushiki Kaisha) under the Japanese

Commercial Code. In January 1958, it changed its name to Sony Kabushiki Kaisha (“Sony Corporation” in English). In December 1958, Sony Corporation was listed on the Tokyo Stock Exchange (the “TSE”). In June 1961, Sony Corporation issued American Depositary Receipts (“ADRs”) in the U.S. In March 1968, Sony Corporation established in Japan CBS/Sony Records Inc., currently Sony Music Entertainment (Japan) Inc. (“SMEJ”), as a 50:50 joint venture company between Sony Corporation and CBS Inc. in the U.S. In January 1988, SMEJ became a 100 percent-owned subsidiary of Sony Corporation. In September 1970, Sony Corporation was listed on the New York Stock Exchange (the “NYSE”). In August 1979, Sony Corporation established in Japan Sony Prudential Life Insurance Co., Ltd., currently Sony Life Insurance Co., Ltd. (“Sony Life”), as a 50:50 joint venture company between Sony Corporation and The Prudential Insurance Company of America. In March 1996, Sony Life became a 100 percent-owned subsidiary of Sony Corporation. In July 1984, Sony Magnescale Inc., a subsidiary of Sony Corporation and currently Sony Precision Technology Inc., listed on the Second Section of the TSE. In July 1987, Sony Chemicals Corporation, a subsidiary of Sony Corporation, listed on the Second Section of the TSE. In January 1988, Sony Corporation acquired CBS Records Inc., a music business division of CBS Inc. in the U.S. In January 1991, CBS Records Inc. changed its name to Sony Music Entertainment Inc. (“SMEI”). In November 1989, Sony Corporation acquired Columbia Pictures Entertainment, Inc. in the U.S. In August 1991, Columbia Pictures Entertainment, Inc. changed its name to Sony Pictures Entertainment Inc. (“SPE”). In November 1991, SMEJ was listed on the Second Section of the TSE. In November 1993, Sony established Sony Computer Entertainment Inc. (“SCEI”) in Japan. In January 2000, acquisition transactions by way of exchanges of stock, whereby SMEJ, Sony Chemicals Corporation, and Sony Precision Technology Inc. became wholly-owned subsidiaries of Sony Corporation, were completed. In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”). In October 2002, Sony Corporation established Sony Ericsson Mobile Communications (“SEMC”), as a 50:50 joint venture company between Sony Corporation and Ericsson of Sweden.

Sony Corporation’s registered office is located at 7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo 141-0001, Japan, telephone +81-3-5448-2111.

Reorganization of Core Businesses

In April 2002, Sony established “Network Application and Content Services”, a new sector in Sony’s organization which aims to link the Electronics, Game and Content—Music and Pictures—businesses in an effort to create synergies and new horizontal business models.

Principal Capital Investments

In the fiscal years ended March 31, 2000, 2001 and 2002, Sony’s capital expenditures (additions to fixed assets on the balance sheets) were 435.9 billion yen, 465.2 billion yen and 326.7 billion yen respectively. Regarding breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects” and “Note 19 of Notes to Consolidated Financial Statements.” Regarding capital expenditures in progress, Sony constructed a semiconductor-related manufacturing facility in Japan, which started operations in October 2001. Cumulative capital expenditures for the facility are expected to be approximately 100 billion yen by the end of the fiscal year ending March 31, 2006, approximately 53 billion yen of which had been invested by the end of the fiscal year ended March 31, 2002. The funding requirements of such various capital expenditures are financed by cash provided by operating and financing activities or cash and cash equivalents.

Business Overview and Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

Name of company	Country of incorporation	Percentage owned

Aiwa Co., Ltd.	Japan	61.4

Sony Marketing (Japan) Inc.	Japan	100.0

Sony EMCS Corporation	Japan	100.0

Sony Computer Entertainment Inc.	Japan	99.7

Sony Life Insurance Co., Ltd.	Japan	100.0

Sony Music Entertainment (Japan) Inc.	Japan	100.0

Sony Corporation of America	U.S.A.	100.0

Sony Electronics Inc.	U.S.A.	100.0

Sony Music Entertainment Inc.	U.S.A.	100.0

Sony Pictures Entertainment Inc.	U.S.A.	100.0

Sony United Kingdom Limited	U.K.	100.0

Sony Electronics (Singapore) Pty. Ltd.	Singapore	100.0

In the “Electronics” business, Sony is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and professional markets. Sony’s principal manufacturing facilities are located in Japan, the U.S. and Mexico, Europe, and Asia, and its products are marketed by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet, throughout the world. In addition to internationalizing its production operations, Sony has been promoting the transfer of research and development activities and management functions overseas to bring its overseas operations into closer proximity to local communities and markets. Sony Corporation holds 61.4 percent of the shares of Aiwa Co., Ltd. (“Aiwa”), a TSE listed company, which develops, manufactures, and markets its products entirely independently from Sony Corporation. Sony has decided to take the company private on October 1, 2002.

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

In the “Financial Services” business, Sony conducts insurance operations primarily through Sony Life, a Japanese stock life insurance subsidiary, and Sony Assurance Inc. (“Sony Assurance”), a Japanese non-life insurance subsidiary. Sony is engaged in leasing and credit financing business in Japan through Sony Finance International Inc. These three subsidiaries are 100 percent directly owned by Sony Corporation. Sony also conducts an Internet-based banking business in Japan through Sony Bank Inc., which is an 80 percent directly owned subsidiary of Sony Corporation.

In “Other” business, Sony is engaged in an internet-related business mainly in Japan, advertising agency business in Japan and location-based entertainment businesses in Japan and the U.S.

Products and Services

Commencing with the first quarter ended June 30, 2001, Sony has partly realigned its business segment configuration, used for disclosing the breakdown of operating results, and its product category configuration in the Electronics segment, used for disclosing the breakdown of sales and operating revenue. Within the Electronics segment, sales and operating revenue are reported using the following seven product categories: “Audio”, “Video”, “Televisions”, “Information and Communications”, “Semiconductors”, “Components” and “Other”. Results for the previous fiscal year have been reclassified to conform to the presentations for the current year (see “Operating Results” for the fiscal year ended March 31, 2002 in “Item 5. Operating and Financial Review and Prospects”).

The following table sets forth Sony’s sales and operating revenue by operating segments and product categories.
	(Yen in millions)
	Year ended March 31
	2000	2001	2002
Electronics	4,397,202	4,999,428	4,793,039
	(65.8)	(68.3)	(63.2)

Audio	733,431	756,393	747,469
	(11.0)	(10.3)	(9.9)
Video	665,429	791,465	806,401
	(10.0)	(10.8)	(10.6)
Televisions	636,213	703,698	747,877
	(9.5)	(9.6)	(9.9)
Information and Communications	1,031,661	1,322,818	1,227,685
	(15.4)	(18.1)	(16.2)
Semiconductors	164,196	237,668	182,276
	(2.5)	(3.2)	(2.4)
Components	568,387	612,520	572,465
	(8.5)	(8.4)	(7.5)
Other	597,885	574,866	508,866
	(8.9)	(7.9)	(6.7)

Game	630,662	646,147	986,529
	(9.4)	(8.8)	(13.0)

Music	665,047	571,003	588,191
	(9.9)	(7.8)	(7.8)

Pictures	494,332	555,227	635,841
	(7.4)	(7.6)	(8.4)

Financial Services	412,988	447,147	483,313
	(6.2)	(6.1)	(6.4)

Other	86,430	95,872	91,345
	(1.3)	(1.3)	(1.2)

Sales and operating revenue	6,686,661	7,314,824	7,578,258

Note:
Figures in parentheses indicate percentage of sales and operating revenue. The Electronics business is managed as a single operating segment by Sony’s management. However, Sony believes that the product category information in the Electronics segment is useful to investors in understanding the sales contributions of the products in this business segment.

Electronics

Audio:

“Audio” includes home audio, portable audio, car audio, car navigation systems and home telephones.

Video:

“Video” includes video cameras, digital still cameras, video decks, and DVD-Video players/recorders.

Televisions:

“Televisions” includes televisions incorporating cathode ray tubes (“CRTs”), projection televisions, and set-top-boxes such as digital broadcasting reception systems and Internet terminals.

Information and Communications:

“Information and Communications” includes PCs, computer displays, printer systems, personal digital assistants, and broadcast—and professional use—audio/video/monitors and other professional-use equipment.

This category contained the results of Sony’s mobile phone handset business until the end of September 2001. On October 1, 2001, the mobile handset business was transferred to SEMC, leaving only sales of mobile handsets manufactured by Sony on consignment from SEMC to appear in the “Other” category of Electronics (see below). Sales figures for past fiscal years have not been restated in either category.

Semiconductors:

“Semiconductors” includes liquid crystal displays (“LCD”), charge coupled devises (“CCD”) and other semiconductors.

Components:

“Components” includes optical pickups, batteries, CRTs, audio/video/data recording media, and data recording systems.

Other:

“Other” includes Aiwa Co., Ltd., Sony Trading International Corporation, and products and services which are not included in the above categories.

Sales of mobile phone handsets manufactured on consignment from SEMC have been recorded in this category since October 1, 2001. Sales of this category for past fiscal years have not been restated.

Game

SCE, which includes SCEI, SCEA, and SCEE, develops, produces, manufactures, markets, and distributes PlayStation, PS one, and PlayStation 2 entertainment hardware and related software, primarily in Japan, the U.S., and Europe and enters into licenses with third party software developers.

Music

SMEI and SMEJ produce recorded music and video through contracts with many artists worldwide in all musical genres. SMEI and SMEJ produce, manufacture, market and distribute CDs, MDs, DVDs, Super Audio CDs, and pre-recorded audio and video cassettes and produce and manufacture CD-ROMs and DVD-ROMs.

The Music business has an extensive and geographically diversified software manufacturing capacity, with plants in the U.S., Austria, Japan, Brazil, Australia, India, Canada, Hong Kong, and Mexico. Software is manufactured primarily for the Music business, the Game business, the Pictures business and third parties.

Pictures

Pictures business global operations encompass motion picture production, acquisition and distribution; television programming, syndication, production, acquisition and distribution; home video acquisition and distribution; television broadcasting; and operation of studio facilities.

SPE’s motion picture arm, the Columbia TriStar Motion Picture Group, includes SPE’s principal motion picture production organizations, Columbia Pictures, Screen Gems and Sony Pictures Classics as well as Columbia TriStar Home Entertainment, Sony Pictures Releasing and Columbia TriStar Film Distributors International. SPE is an equity investor in Revolution Studios and markets and distributes its motion picture product in over 80 percent of countries around the world.

SPE’s Columbia TriStar Television Group is primarily comprised of Columbia TriStar Domestic Television and Columbia TriStar International Television with various channel investments.

Sony Pictures Digital Entertainment operates SPE’s digital production, online distribution, and broadband services including Sony Online Entertainment, Sony Pictures Imageworks, Sony Pictures Animation and Sony Pictures Digital Networks.

SPE’s Digital Studios encompass Post Production facilities, Sony Pictures Digital Authoring Center and Worldwide Product Fulfillment Group.

SPE also manages two studio facilities, Sony Pictures Studios and The Culver Studios, both of which are located at SPE’s world headquarters in Culver City, California.

Financial Services

Financial Services business includes Sony Life Insurance Co., Ltd., which conducts an insurance-related underwriting business, primarily individual life insurance business in Japan, Sony Assurance Inc., which conducts individual automobile insurance business in Japan, Sony Bank Inc., which conducts an Internet-based banking business in Japan, and Sony Finance International Inc., which conducts leasing and credit financing business in Japan, focusing on a new business utilizing a non-contact IC card technology developed independently by Sony for Internet shopping.

Other

Other business consists of various operating activities, including an Internet-related business mainly in Japan, an advertising agency business in Japan and a location-based business in Japan and the U.S.

Sales and Distribution

The following table shows Sony’s sales in each of its major markets for the periods indicated.

	(Yen in millions)
	Year ended March 31
	2000	2001	2002
Japan	2,121,249	2,400,777	2,248,115
	(31.7)	(32.8)	(29.7)
United States	2,027,129	2,179,833	2,461,523
	(30.3)	(29.8)	(32.5)
Europe	1,470,447	1,473,780	1,609,111
	(22.0)	(20.2)	(21.2)
Other Areas	1,067,836	1,260,434	1,259,509
	(16.0)	(17.2)	(16.6)

Sales and operating revenue	6,686,661	7,314,824	7,578,258

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

Japan:

Sony Marketing (Japan) Inc. markets consumer electronics products through retailers and also markets professional electronics products and services. For electronic components, Sony directly sells products to wholesalers and manufacturers.

United States:

Sony markets its electronics products and services through Sony Electronics Inc. in the U.S.

Europe:

In Europe, Sony’s consumer electronics products and services are marketed through 19 sales subsidiaries including Sony United Kingdom Limited, Sony Deutschland G.m.b.H., and Sony France S.A. Sales of professional electronics products, electronic components, and services are made through several divisions, differentiated by product, covering all of Europe.

Other Areas:

In overseas areas other than the United States and Europe, Sony’s electronics products and services are marketed through 19 sales subsidiaries including Sony Corporation of Hong Kong Limited, Sony Gulf FZE in the United Arab Emirates, Sony Electrónicos de México, S.A. de C.V., Sony of Canada Ltd., and Sony Australia Limited.

Game

SCE markets and distributes PlayStation, PS one, and PlayStation 2 entertainment hardware and related software, through SCEI in Japan, SCEA in the U.S., and SCEE in Europe.

Music

SMEI and SMEJ produce, manufacture, market, and distribute CDs, MDs, DVDs, Super Audio CDs, and pre-recorded audio and video software.

SMEI and its affiliates conduct business in countries other than Japan under “Columbia Records Group”, “Epic Records Group”, “LOUD Recordings”, “Sony Classical”, and other labels. CHC, a 50:50 partnership between Sony and AOL Time Warner, is engaged in direct marketing of music and home-video products in the U.S., Canada, and Mexico. In May 2002, Sony and AOL Time Warner agreeded to sell most of each interest in CHC to Blackstone Capital Partners III LP, an affiliate of The Blackstone Group, an investment bank. The sales is expected to take place by June 2002, subject to conditions including regulatory approval in the U.S.

SMEJ conducts business in Japan under “Sony Records”, “Epic Records”, “Ki/oon Records”, “SMEJ Associated Records”, and other labels.

Pictures

SPE, with its global operations in 67 countries, generally secures all rights relating to the worldwide distribution of its internally produced motion pictures, including rights for theatrical exhibition, videocassette and DVD distribution, pay and free television exhibition and other markets. SPE also acquires distribution rights to motion pictures produced by other companies, and these rights may be limited to particular geographic regions or specific forms of media. SPE uses its own distribution service business, Sony Pictures Releasing, for the U.S. theatrical release of its films and those acquired from and produced by others.

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

SPE produces original programming in eight different languages around the world in conjunction with local partners. This programming, along with SPE’s library of television programming and motion pictures, is licensed to affiliated and independent stations in the U.S., and to international television stations and other broadcasters throughout the world. In the U.S., SPE, jointly with Liberty Media, Inc. owns and operates the cable channel, Game Show Network. SPE also has worldwide broadcasting investments in more than 30 international channels.

Financial Services

Sony Life conducts life insurance business primarily in Japan, using Lifeplanner financial consultants to serve customers. As of March 31, 2002, Sony Life employed 4,403 such consultants. Sony Life maintains an extensive service network including 127 Lifeplanner branch offices, 33 regional sales offices, and 1,872 independent agencies in Japan, as of the end of March 2002. In addition, aiming to apply Sony Life’s insurance expertise in countries other than Japan, Sony Life Insurance (Philippines) Corporation has operated in the Philippines since November 1999.

Sony Assurance has conducted non-life insurance business since October 1999. Using a direct marketing model that Sony believes is tailored to today’s networked society, the company is working to build a new type of relationship between an insurer and its customers. Sony Assurance sells automobile insurance directly to individuals by telephone and over the Internet.

Sony Finance International conducts a leasing business for corporations, and a consumer financing business through the channel of Sony’s electronic retailers. Sales staff are posted at seven main branch offices and two customer centers in Japan. In April 2002, Sony Finance International started to sell “My Sony Card”, a credit card for individual customers.

Sony Bank has conducted banking operations since June 2001, using an Internet-based marketing channel.

Overseas Operations

Sony has pursued a long-term strategy of actively expanding its production capabilities in each region following a general policy of seeking to manufacture its products in the markets in which they are sold. As of March 31, 2002, Sony operated 25 manufacturing facilities in Japan, 9 in the U.S., 8 in Europe, and 28 in other areas outside Japan (the numbers include those of CD manufacturing facilities in the Music business as well as those in the Electronics business). To build a corporate structure less susceptible to the impact of foreign exchange rate fluctuations and to reduce inventory and cost, Sony continues to seek to localize its overseas production, research and development, design, materials and parts procurement, and management.

Sources of Supply

Sony pursues procurement of raw materials, parts and components to be used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Generally, Sony maintains multiple suppliers for most significant categories of parts and components. However, the restructuring and other movement in the semiconductor industry may cause the shortage of semiconductor supply and affect Sony’s production and/or the cost of goods sold because Sony consumes a tremendous volume of semiconductor parts and components for its products.

After-Sales Service

Sony provides repair and servicing functions in the areas where its electronics products are sold. Sony provides these services through its own service centers, factories, authorized independent service centers, authorized servicing dealers, and its subsidiaries.

In line with industry practice, almost all of Sony’s electronic products sold in Japan carry a warranty, generally for a period of one year from the date of purchase, for repairs, free of charge, for malfunctions occurring in the course of ordinary use. In the case of broadcast- and professional-use products, Sony maintains support contracts with customers in addition to warranties. Overseas warranties are generally provided for various periods of time depending on the product and the area where it is marketed.

To further ensure customer satisfaction, Sony maintains customer information centers in its principal markets.

Patents and Licenses

Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain licenses are important to Sony’s business, such as that for optical disc related products. Sony products that employ DVD-Video Player functions, including PlayStation 2 hardware, are substantially dependent upon certain patents licensed by MPEG LA LLC, Dolby Laboratories Licensing Corporation and Nissim Corp., which cover technologies essential to DVD specification. Sony considers its overall license position beneficial to its operations.

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

Success in the Music business is dependent to a large extent upon the artistic and creative abilities of employees and outside talent and is subject to the vagaries of public taste. Although SMEI is one of the largest recorded music companies in the world, its future competitive position depends on its continuing ability to attract and develop talent that can achieve a high degree of public acceptance. This position also depends on making appropriate investments in new technologies for digitization and networking. In addition, the recorded music business continues to be adversely affected by large-scale counterfeiting, digital piracy, CD burning, parallel imports, and downloading of digital music files from the Internet without authorization from rights owners.

In the Pictures business, SPE faces intense competition from other major motion picture studios and, to a lesser extent, from independent production companies, to attract the attention of the movie-going public worldwide. Competition in television production, distribution, and syndication is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast, cable, and other networks both in the U.S. and internationally. Additionally, in supplying television programming, SPE faces significant long-term competition from U.S. network productions.

In the Financial Services business, as Japan begins the deregulation of the life insurance industry, the marketplace will likely become increasingly product and price competitive with more newcomers entering the business from other industries and from outside Japan. Although Sony Life, Sony Assurance and Sony Bank have competitive strengths in products and marketing, it is not possible to predict the impact which the deregulation of the financial services market will have on the business of Sony Life, Sony Assurance and Sony Bank.

In the Internet-related business, Sony Communication Network Corporation (“SCN”) faces competition in Japan from many existing, large companies and new entrants to the market. Telecommunication companies that possess large Internet-ready infrastructure and other entrants that compete solely with respect to price have created a market in which competitive price reductions are the norm. Rapid technological advancement has created many new opportunities but has also increased the rate at which new and more efficient services must be brought to market to earn customer approval. Customer price elasticity is high, and users are able to change Internet service providers with increasingly less inconvenience. The penetration of mobile Internet services poses an alternative to the home-centric Internet service provided by SCN.

Government Regulations

Sony’s business activities are subject to various governmental regulations in countries in which it operates, including regulations relating to business/investment approvals, export regulations including those related to national security considerations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. In Japan, insurance, banking and financing businesses are subject to approvals from the Financial Services Agency. In addition, satellite broadcasting and telecommunication businesses are subject to approvals from the Ministry of Public Management, Home Affairs, Posts and Telecommunications. Sony is also subject to environmental regulation in the jurisdictions in which it operates, particularly those in which it has manufacturing, research, or similar operations in its Electronics and Game businesses. (See also “Risk Factors” in “Item 3. Key Information.”)

During the fiscal year ended March 31, 2002, Sony faced an environmental issue in Europe. In October 2001, Sony Computer Entertainment Europe temporary halted shipments of the PS one game console destined for the European market after Dutch authorities determined levels of cadmium above the limits allowed under Dutch regulations. PS one shipments were resumed after confirming that there was no health risk to users during use and Sony worked closely with Dutch authorities to replace non-compliant components to meet their standards. Concurrent to its response to the PS one issue, Sony initiated its own program to inspect all its products and discovered other occurrences. In recognition of the environmental implications involved, Sony has embarked on a company-wide, comprehensive program of measures, including revisions to specific policies and standards and tighter management and control systems, in order to prevent any problems occurring with cadmium and similar chemical substances in the future.

Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land on which they are located are owned by Sony, free from significant encumbrances.

The following table sets forth information as of March 31, 2002 with respect to principal plants for the manufacturing of products for the Electronics business and entertainment hardware for the Game business with floor space of more than 500,000 square feet:

Location	Approximate Floor space	Principal products manufactured
	(square feet)
In Japan:

Nagasaki (Sony Semiconductor Kyushu Corporation—Nagasaki TEC and SCE)	1,930,000	Semiconductors

Miyagi (Sony Corporation and Sony Miyagi Corporation)	1,654,000	Magnetic and optical storage media and electronic components

Kagoshima (Sony Semiconductor Kyushu Corporation—Kokubu TEC)	1,079,000	Semiconductors

Fukushima (Sony Fukushima Corporation)	983,000	Batteries and electronic components

Kumamoto (Sony Semiconductor Kyusyuu Corporation—Kumamoto TEC)	980,000	Semiconductors

Aichi (Sony EMCS Corporation—Kohda TEC)	932,000	Video cameras, digital still cameras, PCs, and entertainment hardware

Aichi (Sony EMCS Corporation—Inazawa TEC)	868,000	CRTs

Aichi (Sony EMCS Corporation—Ichinomiya TEC)	831,000	Televisions and computer displays

Tochigi (Sony Chemicals Corporation)	813,000	Magnetic tapes, adhesives, and electronic components

Tochigi (Sony Tochigi Corporation)	611,000	Magnetic and optical storage media and batteries

Chiba (Sony EMCS Corporation—Kisarazu TEC)	609,000	DVD-Video players and entertainment hardware

Shizuoka (Sony EMCS Corporation—Kosai TEC)	571,000	Broadcast- and professional-use video equipment and projectors

Gifu (Sony EMCS Corporation—Minokamo TEC)	524,000	Video cameras, digital still cameras, mobile phones, and entertainment hardware

Location	Approximate Floor space	Principal products manufactured
	(square feet)
Overseas:

Pittsburgh, Pennsylvania, U.S.A. (Sony Electronics Inc.)	2,800,000	Televisions and CRTs

San Diego, California, U.S.A. (Sony Electronics Inc.)	2,140,000	Computer displays and CRTs

Penang, Malaysia (Sony Electronics (Malaysia) Sdn. Bhd.)	988,000	Audio equipment and data storage systems

Tijuana, Mexico (Sony de Tijuana Este, S.A. de C.V.)	953,000	Televisions and computer displays

Dothan, Alabama, U.S.A. (Sony Magnetic Products Inc. of America)	884,000	Magnetic storage media

Bangi, Malaysia (Sony Technology Malaysia Sdn. Bhd.)	788,000	DVD-Video players, VTRs, and televisions

Jurong, Singapore (Sony Electronics (Singapore) Pte. Ltd.)	787,000	CRTs

Bridgend, Wales, U.K. (Sony United Kingdom Limited)	747,000	CRTs

Pencoed, Wales, U.K. (Sony United Kingdom Limited)	707,000	Televisions and computer displays

Nuevo Laredo, Mexico (Sony Nuevo Laredo, S.A. de C.V.)	608,000	Magnetic storage media and batteries

Bekasi, Indonesia (P.T. Sony Electronics Indonesia)	576,000	Audio equipment

Barcelona, Spain (Sony Espana, S.A.)	566,000	Televisions

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

The following table sets forth information as of March 31, 2002 with respect to principal plants for the manufacturing of software for the Music and Game businesses with floor space of more than 500,000 square feet:

Location	Approximate Floor space	Principal products manufactured
	(square feet)
Shizuoka, Japan (Sony Music Entertainment (Japan) Inc.)	724,000	CDs, CD-ROMs, DVDs, and MDs

Terre Haute, Indiana, U.S.A. (Digital Audio Disc Corporation)	655,000	CDs, CD-ROMs, and DVDs

Pitman, New Jersey, U.S.A (Sony Music Entertainment Inc.)	568,000	CDs and CD-ROMs

In addition to the above, SMEI and its affiliates have several plants in various parts of the world and lease their corporate headquarters located in New York City from Sony. Most of SMEJ’s offices, including leased premises, are located in Tokyo, Japan.

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

In December 2001, Sony entered into a new lease for the corporate headquarters of its U.S. subsidiaries. The aggregate approximate floor space of this building is approximately 723,000 square feet. Please see the “Other Financing Arrangements” section in “Item 5. Operating and Financial Review of Prospects” for more information on this lease.

Item 5.    Operating and Financial Review and Prospects

OPERATING RESULTS

(The fiscal year ended March 31, 2002 compared with the fiscal year ended March 31, 2001)

Impact of Foreign Exchange Fluctuations and Basic Countermeasures

During the fiscal year ended March 31, 2002, the average value of the yen was 124.1 yen against the U.S. dollar, and 109.1 yen against the euro, which was 11.7 percent lower against the U.S. dollar and 9.3 percent lower against the euro, respectively, compared with the average of the previous year. Operating results on a local currency basis described in “Operating Performance” compare results of sales and operating revenue (“sales”) and operating income obtained by applying the yen’s monthly average exchange rate in the previous year to monthly local currency-denominated sales, cost of sales, and selling, general and administrative expenses for the fiscal year ended March 31, 2002, as if the value of the yen had remained the same. Regarding the Music segment, Sony consolidates the yen-translated results of Sony Music Entertainment Inc. (“SMEI”—a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis) and the results of Sony Music Entertainment (Japan) Inc. (“SMEJ”—an operation which aggregates the results of its operations in yen). Regarding the Pictures segment, Sony translates into yen the U.S. dollar consolidated results of Sony Pictures Entertainment (“SPE”—a U.S. based operation with worldwide subsidiaries). Therefore, regarding the results of SMEI and SPE, analysis of operating results is on a U.S. dollar basis; accordingly, discussion of certain portions of these two companies’ results is specified as being on “a U.S. dollar basis.” Results on a local currency basis and results on a U.S. dollar basis are not on the same basis as Sony’s financial statements and do not conform with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”). In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that results on a local currency basis provide additional useful information to investors regarding operating performance.

Sony’s consolidated results are subject to foreign currency fluctuations mainly derived from inter-company accounts receivable and payable associated with export and import of materials, parts and products. In the Electronics segment, this is related to products manufactured in Asia (including Japan) and shipped to the U.S. and Europe, and in the Game segment, this is related to products manufactured in Japan and shipped to the U.S. and Europe. Against its aggregate net balance of foreign exchange exposure from these activities, from time to time Sony engages in foreign exchange transactions. During the fiscal year ended March 31, 2002, the total net foreign exchange Sony sold as a result of such activities in major currencies was 8.6 billion U.S. dollars and 3.7 billion euro. Sony engaged in hedging activities throughout the year to reduce this exchange rate risk by employing foreign exchange forward contracts and foreign currency option contracts. Furthermore, to minimize the adverse effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segment, when appropriate, Sony seeks to localize material and parts procurement, design, and manufacturing operations in areas outside of Japan.

Operating Performance

During the fiscal year ended March 31, 2002, worldwide economic conditions turned poor as countries in Europe and Asia, including Japan, experienced a deterioration in their economies following a worsening of economic conditions in the U.S., particularly in the information-technology sector. The atmosphere of global recession grew after the terrorist attacks in the U.S. on September 11, 2001, causing the economic outlook to become even more uncertain. While the deterioration of the Japanese, U.S. and European economies showed signs of bottoming out in the early months of calendar year 2002, the fiscal year ended on March 31, 2002 without a strong sense of recovery. Under such difficult market conditions and reflecting the impact of the translation of financial results into yen in accordance with U.S. GAPP, the currency in which Sony’s financial statements are prepared, Sony’s sales for the fiscal year increased 3.6 percent compared with the previous year, due to the positive impact of the depreciation of the yen and a significant increase in sales in the Game segment. Although profitability of the Game and Pictures segments improved significantly, operating income decreased 40.3 percent compared with the previous year, primarily reflecting the operating loss recorded in the Electronics segment due to poor worldwide market conditions and the recording of restructuring charges.

On a local currency basis (in connection with all references herein to results on a local currency basis, refer to “Impact of Foreign Exchange Fluctuations and Basic Countermeasures”), Sony’s sales for the fiscal year ended March 31, 2002 decreased approximately 4 percent compared with the previous year, and an operating loss was recorded compared to operating income recorded in the previous year.

Sales

Sales for the fiscal year ended March 31, 2002 increased by 263.4 billion yen, or 3.6 percent, to 7,578.3 billion yen compared with the previous year, for the reasons discussed above.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the fiscal year ended March 31, 2002 increased by 192.9 billion yen, or 3.8 percent, to 5,239.6 billion yen compared with the previous year and, as a percentage of sales, increased from 73.9 percent to 74.2 percent. Despite a decrease in personnel expenses primarily in the Electronics and Music segments, cost of sales increased primarily due to increases in manufacturing-related expenses, such as raw materials and depreciation, and in research and development expenses, mainly in the Game segment. Research and development expenses during the fiscal year increased by 16.5 billion yen, or 4.0 percent, to 433.2 billion yen compared with the previous year, with much of this increase in the Game segment. However, the ratio of research and development expenses to sales was 6.1 percent, which approximated that of the previous year.

Selling, general and administrative expenses for the fiscal year ended March 31, 2002 increased by 129.8 billion yen, or 8.0 percent, to 1,742.9 billion yen compared with the previous year. The ratio of selling, general and administrative expenses to sales increased from 23.6 percent to 24.7 percent. The increase in expenses was due to the depreciation of the yen; a total of approximately 40.0 billion yen in severance-related charges due to restructuring initiatives primarily in the Electronics segment, including Aiwa Co., Ltd., and the Music segment; an increase of 25.6 billion yen in loss on sales, disposal or impairment of long-lived assets, net, primarily in the Electronics segment; and an increase of 18.6 billion yen in after-sales service expenses relating to the mobile phone business. However, advertising expenses decreased 23.9 billion yen, mainly in the Electronics and Music segments, while those in the Game segment increased, because sales also increased significantly.

Restructuring expenses for the fiscal year amounted to approximately 106 billion yen. On a segment basis, the primary charges were made in Electronics, approximately 85 billion yen, Music, approximately 9 billion yen, and Pictures, approximately 8 billion yen.

Partially offsetting the increase in cost of sales and selling, general and administrative expenses was a cessation of amortization in accordance with a change in the accounting standard regarding goodwill and other intangible assets adopted in the first quarter of the fiscal year (refer to Notes 2 and 11 of Notes to Consolidated Financial Statements). The adoption of this new accounting standard resulted in a 20.1 billion yen decrease in expenses. By segment, the change in accounting standard positively affected the Electronics segment by 3.0 billion yen, the Game segment by 10.5 billion yen, the Music segment by 3.4 billion yen, and the Pictures segment by 3.2 billion yen.

The aforementioned analysis of cost of sales and selling, general and administrative expenses does not include an analysis of the Financial Services segment. Therefore, Financial service revenue is excluded from “Sales” in the ratio of selling, general and administrative expenses to sales.

Operating Income

As a result of the factors discussed above, operating income for the fiscal year ended March 31, 2002 decreased by 90.7 billion yen, or 40.3 percent, to 134.6 billion yen compared with the previous year. Operating margin decreased from 3.1 percent to 1.8 percent.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions (refer to Note 25 of Notes to Consolidated Financial Statements).

Business Segment Information

	Year ended March 31
Sales and Operating revenue	2001	2002	Percent change
	(Yen in billions)
Electronics	5,473.4	5,310.4	-3.0%
Game	660.9	1,003.7	+51.9
Music	612.1	642.8	+5.0
Pictures	555.2	635.8	+14.5
Financial Services	478.8	512.2	+7.0
Other	156.4	146.4	-6.4

Elimination	(622.0)	(673.2)	—

Consolidated	7,314.8	7,578.3	+3.6

	Year ended March 31
Operating income (loss)	2001	2002	Percent change
	(Yen in billions)
Electronics	247.1	(8.2)	—
Game	(51.1)	82.9	—
Music	20.5	20.2	-1.6%
Pictures	4.3	31.3	+624.6
Financial Services	17.4	22.1	+27.0
Other	(9.4)	(8.6)	—

Elimination and unallocated corporate expenses	(3.5)	(5.0)	—

Consolidated	225.3	134.6	-40.3

Sony’s mobile handset business, previously included in the “Electronics” segment, has been moved to Sony Ericsson Mobile Communications (“SEMC”), a mobile handset joint venture which began operations in October 2001, and has become an affiliated company accounted for under the equity method.

Realignment of the Business Segment Configuration

Commencing with the first quarter ended June 30, 2001, Sony has partly realigned its business segment configuration, used for disclosing the breakdown of operating results, and its product category configuration in the Electronics segment, used for disclosing the breakdown of sales and operating revenue, as described below. Results for the previous fiscal year have been reclassified to conform to the presentations for the current year.

Changes in the Business Segment Configuration

•
Sony renamed the former “Insurance” segment the “Financial Services” segment. The “Financial Services” segment includes results of Sony Life Insurance Co., Ltd. and Sony Assurance Inc., previously included in the former “Insurance” segment. The “Financial Services” segment also includes the results of Sony Finance International, Inc., a subsidiary focused on leasing and credit financing and moved from the “Other” segment to the “Financial Services” segment, and the results of Sony Bank Inc., which started operations in June 2001.

•	Results of Sony Communication Network Corporation, a subsidiary focused on Internet-related services, have been moved from the “Electronics” segment to the “Other” segment.

•	Results of Sony Trading International Corporation, a subsidiary focused on parts trading services within the Sony group, have been moved from the “Other” segment to the “Electronics” segment.

Changes in the Product Category Configuration in the Electronics segment

•
Sony divided the former “Electronic components and other” category into the “Semiconductors,” “Components,” and “Other” categories. The “Components” category includes sales of optical pickups, batteries, and cathode ray tubes (“CRTs”). The category also includes sales of audio recording media, previously included in the “Audio” category; video recording media, previously included in the “Video” category; and data recording media/data recording systems, previously included in the “Information and communications” category.

•
Sales of Aiwa Co., Ltd., previously included in the “Audio,” “Video,” “Televisions,” “Information and communications,” and “Electronic components and other” categories by the nature of products, have been integrated into the “Other” category.

•
Sales of broadcast and professional use audio equipment, previously included in the “Audio” category; sales of broadcast and professional use video equipment, previously included in the “Video” category;

sales of broadcast and professional use monitors, previously included in the “Televisions” category; and sales of other professional-use equipment, previously included in the “Electronic components and other” category, have been integrated into the “Information and Communications” category.

•	Sales of computer projectors, previously included in the “Televisions” category, are now included in the “Information and Communications” category.

•	Sales of car navigation systems and home telephones, previously included in the “Information and communications” category, are now included in the “Audio” category.

•
Sales of set-top-boxes such as broadcasting reception systems and Internet terminals, previously included in the “Information and communications” category, are now included in the “Televisions” category.

•
Sales of mobile handsets, previously included in the “Information and communications” category, were included in the “Other” category from the second half of the fiscal year because SEMC entrusted only their manufacture to Sony after the entire mobile phone handset business was transferred to SEMC in October 2001. Since this is a change in business structure, Sony has not restated sales figures for the past fiscal years.

New Business Segment Configuration

Electronics	Electronics business composed of “Audio,” “Video,” “Televisions,” “Information and Communications,” “Semiconductors,” “Components,” and “Other” categories
Game	Home entertainment system business run by Sony Computer Entertainment
Music	Music business run by Sony Music Entertainment Inc. and Sony Music Entertainment (Japan) Inc.
Pictures	Motion picture and television business, as well as digital entertainment business such as digital production, online distribution, and broadband services, run by Sony Pictures Entertainment
Financial Services
Life insurance business run by Sony Life Insurance Co., Ltd., non-life insurance business run by Sony Assurance Inc., leasing and credit financing business run by Sony Finance International, Inc., and banking business run by Sony Bank Inc.

Other	Internet-related services business run by Sony Communication Network Corporation; location-based entertainment businesses in Japan and the U.S.; and advertising agency business in Japan

New Product Categories Configuration in the Electronics business

Audio	Home audio, portable audio, car audio, car navigation systems, and home telephones
Video	Video cameras, digital still cameras, video decks, and DVD-Video players/recorders
Televisions	CRT-based televisions, projection televisions, and set-top-boxes such as digital broadcasting reception systems and Internet terminals
Information and Communications
PCs, computer displays, computer projectors, printer systems, personal assistants, and broadcast and professional use audio/video/monitors and other professional-use equipment (sales of mobile phone handsets made prior to October 2001 are also contained here)

Semiconductors	LCDs, CCDs, and other semiconductors
Components	Optical pickups, batteries, CRTs, audio/video/data recording media, and data recording systems
Other
Aiwa Co., Ltd., Sony Trading International Corporation, and products and services which are not included in the above categories (sales of mobile phone handsets to SEMC from October 2001 onward are also contained here)

Electronics

Sales for the fiscal year ended March 31, 2002 were 5,310.4 billion yen, a decrease of 162.9 billion yen, or 3.0 percent, compared with the previous year. An operating loss of 8.2 billion yen was recorded compared to operating income of 247.1 billion yen in the previous year. The significant deterioration of results was due to a worsening of worldwide market conditions, intensified price competition, and restructuring expenses. Regarding sales by area, sales increased slightly in the U.S., primarily because of the especially strong performance of consumer-oriented desktop PCs and personal digital assistants, in addition to the positive impact of the depreciation of the yen. In Japan, Europe, and Other areas sales decreased. Of these areas, Japan had the largest decrease, which accounted for almost the entire decrease in sales of the segment. This decrease in sales in Japan resulted from a significant decline in sales of mobile phones due to quality issues in the first half of the fiscal year ended March 31, 2002 (before that business was transferred to Sony Ericsson Mobile Communications (“SEMC”), which started operations in October 2001). The decrease in sales also resulted from a decrease in sales of semiconductors and consumer-oriented products in the audio, video, and televisions categories. The transfer of Sony’s mobile phone business to SEMC also had a negative impact on the sales of the segment. The deterioration in profit performance for the segment resulted from the decrease in sales of the segment, partially offset by the positive impact of the yen’s depreciation. In addition, profitability was also negatively impacted by a drop in world market prices; a decrease in demand for semiconductors and OEM products, including PC peripherals; restructuring expenses of approximately 60.0 billion yen, excluding those at Aiwa Co., Ltd. (“Aiwa”), a consolidated subsidiary; losses in the mobile phone business in the first half of the fiscal year; and a 38.0 billion yen operating loss (including 25.5 billion yen in restructuring expenses) at Aiwa.

Performance by product category

Sales and operating revenue by product category discussed below represent sales to customers, which do not include intersegment transactions (refer to Note 25 of Notes to Consolidated Financial Statements).

“Audio” sales decreased by 8.9 billion yen, or 1.2 percent, to 747.5 billion yen. While demand for CD/MD format headphone stereos increased in Western Europe, withdrawal from the home telephone business in the U.S. and Japan, decreased sales of radio-cassette recorders and home-use audio in most geographic areas, and decreased sales of car audio in Japan, the U.S., and Europe brought about the overall decrease in sales for the category.

“Video” sales increased by 14.9 billion yen, or 1.9 percent, to 806.4 billion yen. Sales of digital format home-use video cameras, digital still cameras, and DVD-Video players increased in most geographic areas as a result of the positive impact of the depreciation of the yen and increased demand. However, in the intensely competitive Japanese market, sales of digital home-use video cameras and DVD-Video players decreased. In addition, sales of analog format home-use video cameras and home-use VHS video decks decreased in most geographic areas as a result of lower demand and declining prices.

“Televisions” sales increased by 44.2 billion yen, or 6.3 percent, to 747.9 billion yen. The increase was primarily due to higher sales of large-screen projection televisions in the U.S. and China. Sales of set-top-boxes also increased due to increased sales in the U.S., brought on by the introduction of digital cable-TV set-top-boxes, partially offset by a decrease in sales in Japan where, in the previous fiscal year, the merger of two satellite broadcasting companies had created a temporary increase in demand. On the other hand, sales of televisions (mainly comprised of CRT televisions) decreased slightly as a result of a large decline in sales in Japan, despite an increase in sales of televisions (mainly comprised of CRT televisions) in Europe and the U.S. due to the positive impact of the depreciation of the yen.

“Information and communications” sales decreased by 95.1 billion yen, or 7.2 percent, to 1,227.7 billion yen. Sales of mobile phones, with their primary market in Japan and Europe, decreased as a result of quality issues that arose in Japan in the first half of the fiscal year, as well as due to the fact that sales of all mobile phone handsets were recorded in the “Other” category from the second half of the fiscal year as a result of their becoming consignment sales to SEMC. Sales of CRT-based computer displays decreased significantly in the primary markets of Europe and the U.S. due to deterioration of the PC market. In addition sales of broadcast and professional use products in the U.S. decreased due to a weakened broadcasting industry. Partially offsetting the decline in sales of the category was an increase in sales in the U.S. of desktop PCs and personal digital assistants.

“Semiconductors” sales decreased by 55.4 billion yen, or 23.3 percent, to 182.3 billion yen. The decrease was due to significant decreases in sales of LSI (Large Scale Integration) for AV devices in Japan and significant decreases in sales of memory chips in Europe and the U.S. The drop in sales reflected a drop in demand across all electronics products including AV devices and PC related devices that was due to the weakening of the global information and communications industry.

“Components” sales decreased by 40.1 billion yen, or 6.5 percent, to 572.5 billion yen. The decrease was due to significant decreases in sales of CD-R/RW drives and CRTs for computer displays in Asia, the primary base for PC manufacturers. On the other hand, sales of Memory Stick increased in most areas, especially in the U.S., reflecting the increase in the variety of products that are compatible with the Memory Stick format, such as strong selling digital still cameras.

“Other” sales decreased by 66.0 billion yen, or 11.5 percent, to 508.9 billion yen. The decrease was due to a large decline in the sales of Aiwa in almost all geographic areas because of a slowdown in the market and a drop in the competitiveness of the company’s mainstay: audio products.

Cost of sales in the Electronics segment increased primarily due to the effect of the depreciation of the yen on manufacturing-related expenses such as raw materials. Partially offsetting the increase in cost of sales was a decrease in personnel and other expenses included in the cost of sales. Selling, general and administrative expenses increased as losses on the sale, disposal and impairment of long-lived assets and personnel expenses, including severance related expenses, both increased. These increases resulted from the consolidation of manufacturing facilities and the reduction in personnel that took place in accordance with the implementation of restructuring efforts. Also contributing to the increase in selling, general and administrative expenses was an increase in after-sales service expenses caused by a recall of products for quality reasons in the mobile phone business during the first half of the fiscal year. Partially offsetting the increase in selling, general and administrative expenses was a decrease in advertising expenses due to a reevaluation of the effectiveness of these expenses. As a result of the decrease in sales, the ratio of cost of sales to sales and the ratio of selling, general and administrative expenses to sales increased. Regarding profit performance by product category, compared with the previous year, operating income decreased in semiconductors due to the market slowdown; in mobile phones because of the quality issues that arose in the first half of the fiscal year; in CRT-based computer displays due to an impairment charge for manufacturing facilities in response to the declining demand trend; and in notebook PCs, due to an increase in key component prices at a time when end-user prices fell. Operating losses in the fiscal year were recorded in the mobile phone business, for the reasons mentioned above, and in the set-top box business, which was unable to generate sufficient sales to cover development costs. Product categories that recorded the largest gains in operating income were home-use video cameras, televisions, digital still cameras, and portable audio products.

During the year, regarding the geographical breakdown of Sony’s total production volume (excluding Aiwa, which represented less than 5 percent of sales in the Electronics segment), slightly less than 50 percent of total production was in Japan, more than 25 percent was in Asia (countries other than Japan), and approximately 25 percent was in the Americas and Europe combined. By cutting back on excess production capacity to meet changes in market conditions, Sony is working to improve its break-even point through a reduction in fixed costs. During the fiscal year, Sony continued to realign its manufacturing facilities. In Europe, Sony sold subsidiaries in Italy and France, which manufactured magnetic storage media. In the U.S., Sony streamlined a production line used to manufacture CRTs for computer displays. In Japan, Sony consolidated two manufacturing sites that manufacture audio devices. In Mexico, Sony consolidated two manufacturing sites that manufacture televisions, computer displays and other home AV products.

Results in the Electronics segment were positively impacted by the yen’s depreciation against the U.S. dollar and the euro. On a local currency basis, sales for the fiscal year ended March 31, 2002 decreased approximately 10 percent compared with the previous year and an operating loss was recorded where operating income had been recorded in the previous year. This was due to a deterioration of market conditions, intensified price competition, and a significant decrease in the sales of almost all products with the exception of desktop PCs and digital personal assistants. The decline in operating performance on a local currency basis was also due to the recording of restructuring expenses and a loss in our mobile phone business, as well as a significant deterioration of profitability caused by weak performance at Aiwa. Regarding sales by area on a local currency basis, in Japan, sales of mobile phones, semiconductors, audio products as a whole, televisions, home-use video cameras, and optical pickups decreased, while sales of digital still cameras increased. In the U.S., sales of PC displays decreased significantly and sales of audio products as a whole, broadcast and professional use products, televisions, home-use video cameras, notebook PCs, semiconductors, and home-use telephones decreased, although sales of desktop PCs increased significantly. In Europe, sales of mobile phones, PC displays, home-use audio, notebook PCs, broadcast and professional use products, and analog format home-use video cameras decreased. In other areas, sales of digital format home-use video cameras increased, primarily in Asia and the Middle East, and sales of PCs increased in South America, while sales of CD-R/RW drives, semiconductors, and CRTs for computer displays decreased mainly in Asia. Sales at Aiwa decreased significantly in almost all geographic areas.

Game

Sales for the fiscal year ended March 31, 2002 increased by 342.8 billion yen, or 51.9 percent, to 1,003.7 billion yen compared with the previous year. Regarding profit performance, compared with an operating loss of 51.1 billion yen recorded in the previous year, operating income of 82.9 billion yen was recorded.

Regarding sales by area, in Japan PS one hardware unit sales decreased significantly and software sales decreased slightly, but sales of PlayStation 2 hardware units continued to increase. As a result, overall sales in Japan increased slightly. In the U.S. and Europe, PlayStation 2 hardware unit sales increased significantly and software sales increased. As a result, overall sales in both the U.S. and Europe almost doubled; in these regions, the depreciation of the yen had a positive impact on sales.

Total worldwide production shipments of hardware and software were as follows:

	Year ended March 31		Cumulative as of March 31, 2002
	2001	2002
	(million units)
Total Production Shipments of Hardware
PlayStation + PS one	9.31	7.40	89.63
PlayStation 2	9.20	18.07	28.68
Total Production Shipments of Software*
PlayStation	135.00	91.00	856.00
PlayStation 2	35.40	121.80	160.10

*	Including those both from Sony and third parties under Sony licenses.

In terms of total software unit sales, PlayStation 2 titles represented 57 percent for the fiscal year ended March 31, 2002, an increase from 21 percent recorded for the previous year.

In terms of profitability, operating income was recorded compared with an operating loss in the previous year. This was due to an improvement in profitability of the hardware business as a result of reductions in the cost of producing PlayStation 2 hardware and the positive impact of the yen’s depreciation, as well as an increase in profitability of the software business brought on by an increase in unit sales. Although cost of sales in the Game segment increased due to an increase in manufacturing-related expenses in accordance with increased unit sales of PlayStation 2 hardware, the ratio of cost of sales to sales significantly decreased compared with the previous year due to a significant increase in sales and a reduction in the cost of each PlayStation 2 hardware unit. Similarly, although selling, general and administrative expenses increased primarily due to advertising and marketing expenses in conjunction with the expansion of business, the ratio of selling, general and administrative expenses to sales decreased compared with the previous year because of a significant increase in sales.

Sales in the Game segment were positively impacted by the yen’s depreciation against the U.S. dollar and the euro. On a local currency basis, sales for the fiscal year ended March 31, 2002 increased approximately 40 percent and operating profit was recorded compared with an operating loss in the previous year.

Music

Sales for the fiscal year ended March 31, 2002 increased by 30.7 billion yen, or 5.0 percent, to 642.8 billion yen compared with the previous year. Operating income decreased by 0.3 billion yen, or 1.6 percent, to 20.2 billion yen and the operating margin decreased from 3.3 percent to 3.1 percent.

On a local currency basis, both sales and operating income in the Music segment for the fiscal year decreased approximately 3 percent compared with the previous year.

Regarding the results of Sony Music Entertainment Inc. (“SMEI”), the U.S. based operation, on a U.S. dollar basis sales decreased approximately 4 percent while operating income decreased approximately 20 percent. The decrease in sales was due to the contraction of the global music industry, an increase in digital piracy, and the negative impact of the September 11th terrorist attacks in the U.S. The decrease in operating income was due to the decrease in sales caused by these same factors as well as costs incurred for restructuring activities (68 million U.S. dollars), the rationalization of digital media initiatives and portfolio investments, and the settlement of certain significant industry-wide litigation. During the year, SMEI continued to pursue aggressively worldwide restructuring and cost reduction initiatives, the benefit of which helped offset the decline in profitability. As a result of these efforts, SMEI reduced its workforce by 6.3 percent. In addition, disc manufacturing profitability increased and accounted for a significant portion of segment profitability as SMEI benefited from increased demand for home entertainment and PlayStation DVDs and lower material costs. The ratio of selling, general and administrative expenses to sales for the fiscal year at SMEI was almost flat compared with the previous year.

Regarding the results of the Music segment in Japan, comprised of Sony Music Entertainment (Japan) Inc. (“SMEJ”) and its subsidiaries, sales increased 2 percent and operating income increased 18 percent. Despite the negative impact of the contraction of the global music industry, profitability improved due to the positive impact of best selling albums, a reduction of selling, general and administrative expenses (particularly advertising expenses) and a gain of 2.5 billion yen on the sale of a studio facility, which was replaced by a new studio facility.

Pictures

Sales for the fiscal year ended March 31, 2002 increased by 80.6 billion yen, or 14.5 percent, to 635.8 billion yen compared with the previous year. Operating income increased by 27.0 billion yen, or 624.6 percent, to 31.3 billion yen and the operating margin increased from 0.8 percent to 4.9 percent. The results in the Pictures segment consist of the results of Sony Pictures Entertainment, a U.S. based operation.

On a U.S. dollar basis, sales for the fiscal year in the Pictures segment increased approximately 2 percent and operating income increased more than tenfold compared with the previous year. The increase in sales was due to the strong box office performance of releases such as A Knight’s Tale, America’s Sweethearts, and Black Hawk Down, strong DVD software sales of films released in the previous fiscal year, and the continued success of game shows. However, the sales increase was partially offset by a decrease in the number of network television series episodes distributed and lower advertising sales. Regarding profit performance, despite losses on two major films released during the fiscal year, Ali and Riding in Cars With Boys, operating income was favorably impacted by a stronger performance from the film slate, compared with that of the previous year, strong sales of DVD software in the worldwide home entertainment market, and an insurance recovery for losses on previous years’ released films. In addition, lower deficits on network television shows due to the consolidation of U.S. television operations had a positive impact on profit performance. Partially offsetting the increase in operating income was a one-time restructuring charge of 67 million U.S. dollars recorded in connection with the consolidation of U.S. television operations, a provision with respect to income recorded from a licensee of feature film and television product and a weak advertising sales market.

Financial Services

Financial services revenue for the fiscal year ended March 31, 2002 increased by 33.4 billion yen, or 7.0 percent, to 512.2 billion yen compared with the previous year. Operating income increased by 4.7 billion yen, or 27.0 percent, to 22.1 billion yen and the operating margin increased from 3.6 percent to 4.3 percent.

Regarding the results of Sony Life Insurance Co., Ltd. (“Sony Life”), both revenue and profit increased compared with the previous year. Insurance revenue increased as insurance-in-force from individual life insurance products increased. Regarding profit performance, despite the negative impact of a 8.4 billion yen impairment loss on Argentine bonds held in Sony Life’s investment portfolio, profit increased because of the significant increase in insurance revenue that accompanied the increase in insurance-in-force from individual life insurance products mentioned above.

Regarding the results of Sony Assurance Inc. (“Sony Assurance”), revenue increased due to a net increase in newly acquired automobile insurance-in-force and the maintenance of a high ratio of renewed contracts during the fiscal year. Regarding profit performance, a loss was recorded, as was also recorded in the previous year, because Sony Assurance was unable to generate sufficient insurance revenue to cover expenses such as payments for insurance benefits, advertising expenses and personnel expenses. However, total losses decreased because insurance revenue increased.

Regarding the results of Sony Finance International, Inc., a leasing and credit financing business subsidiary in Japan, revenue decreased slightly because there was a one-time revenue from the receipt of a lease cancellation fee in the previous fiscal year. In terms of profitability, operating income was recorded compared with an operating loss in the previous year due to revaluation losses from interest rate swaps in the previous year. Sony Bank Inc., which started business on June 2001, recorded a loss primarily due to start-up expenses.

Condensed Financial Services Segment Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedule shows unaudited condensed financial statements for the Financial Services and all other segments excluding Financial Services as well as condensed consolidated financial statements. These presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, such as Electronics, Game, Music and Pictures, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and all other segments excluding Financial Services are eliminated in the consolidated figures shown below.

Condensed Balance Sheets (Unaudited)

	Financial Services		All other businesses excluding Financial Services		Consolidated
	Year ended March 31		Year ended March 31		Year ended March 31
	2001	2002	2001	2002	2001	2002
	(Yen in millions)
Assets
Cash and cash equivalents	307,245	327,262	300,000	356,538	607,245	683,800
Marketable securities	77,905	157,363	12,189	4,784	90,094	162,147
Other current assets	146,967	142,051	2,716,845	2,412,799	2,780,135	2,491,265
Investments and advances	1,104,739	1,388,556	405,312	420,226	1,388,988	1,697,807
Investments in Financial Services, at cost	—	—	160,189	170,189	—	—
Deferred insurance acquisition costs	270,022	308,204	—	—	270,022	308,204
Other long-lived assets	167,356	172,616	2,567,381	2,702,352	2,691,482	2,842,572

	2,074,234	2,496,052	6,161,916	6,066,888	7,827,966	8,185,795

Liabilities and stockholders’ equity
Deposits from customers in the banking business	—	106,472	—	—	—	106,472
Future insurance policy benefits and other	1,366,013	1,680,418	—	—	1,366,013	1,680,418
Other liabilities and minority interest in consolidated subsidiaries	404,019	390,976	3,987,328	3,834,544	4,146,500	4,028,495

Liabilities and minority interest in consolidated subsidiaries	1,770,032	2,177,866	3,987,328	3,834,544	5,512,513	5,815,385

Stockholders’ equity	304,202	318,186	2,174,588	2,232,344	2,315,453	2,370,410

	2,074,234	2,496,052	6,161,916	6,066,888	7,827,966	8,185,795

Condensed Statements of Income (Unaudited)

	Financial Services		All other businesses excluding Financial Services		Consolidated
	Year ended March 31		Year ended March 31		Year ended March 31
	2001	2002	2001	2002	2001	2002
	(Yen in millions)
Financial services revenue	478,824	512,245	—	—	447,147	483,313
Net sales and operating revenue	—	—	6,878,234	7,102,369	6,867,677	7,094,945

	478,824	512,245	6,878,234	7,102,369	7,314,824	7,578,258

Financial services expenses and operating expenses	461,392	490,111	6,666,441	6,989,446	7,089,478	7,443,627

Operating income	17,432	22,134	211,793	112,923	225,346	134,631

Non-operating income (expenses), net	1,148	(1,861)	35,572	(40,421)	40,522	(41,856)

Income before income taxes	18,580	20,273	247,365	72,502	265,868	92,775

Income taxes and other	9,423	11,477	135,190	72,785	144,641	83,443
Cumulative effect of accounting changes	—	4,305	(104,473)	1,673	(104,473)	5,978

Net income	9,157	13,101	7,702	1,390	16,754	15,310

Condensed Statements of Cash Flows (Unaudited)

	Financial Services		All other businesses excluding Financial Services		Consolidated
	Year ended March 31		Year ended March 31		Year ended March 31
	2001	2002	2001	2002	2001	2002
	(Yen in millions)
Net cash provided by operating activities	283,922	301,625	260,897	436,059	544,767	737,596

Net cash used in investing activities	(291,114)	(401,866)	(525,334)	(368,951)	(719,048)	(767,117)

Net cash provided by (used in) financing activities	86,324	120,255	145,466	(31,603)	134,442	85,040

Effect of exchange rate changes on
cash and cash equivalents	3	3	21,017	21,033	21,020	21,036

Net increase (decrease) in cash and cash equivalents	79,135	20,017	(97,954)	56,538	(18,819)	76,555
Cash and cash equivalents at beginning of year	228,110	307,245	397,954	300,000	626,064	607,245

Cash and cash equivalents at end of year	307,245	327,262	300,000	356,538	607,245	683,800

Other

During the fiscal year ended March 31, 2002, the Other segment included Sony Communication Network Corporation (“SCN”), an Internet related service business subsidiary mainly in Japan, location-based entertainment businesses in Japan and the U.S., and an advertising agency business in Japan.

Sales for the fiscal year ended March 31, 2002 decreased by 10.0 billion yen, or 6.4 percent, to 146.4 billion yen, compared with the previous year. Approximately 40 percent of sales in the Other segment reflected intersegment transactions during the year. Operating losses for the segment decreased from 9.4 billion yen to 8.6 billion yen.

During the fiscal year, sales decreased primarily due to a decrease in sales of the advertising agency business, reflecting a reduction in advertising spending by clients due to weak economic conditions. Regarding profit performance, losses were recorded at the location-based entertainment businesses in Japan and the U.S. In comparison with the previous year, segment losses decreased primarily due to a significant decrease in operating losses in the location-based entertainment business in Japan, which recorded a devaluation of assets for an entertainment facility in the previous year. Despite the fact that an operating loss was recorded at SCN, compared with an operating profit in the previous year, mainly due to a significant drop in Internet connection rates charged to customers, the operating loss for the segment decreased.

Other Income and Expenses

In the consolidated results for the fiscal year ended March 31, 2002, other income decreased by 71.3 billion yen, or 42.5 percent, to 96.3 billion yen, while other expenses increased by 11.1 billion yen, or 8.7 percent, to 138.2 billion yen, compared with the previous year.

The decrease in other income was primarily due to the fact that one-time gains on sales of securities investments and other, net, gains on issuance of stock by equity investees, and gains from the contribution of certain marketable investment securities to employee retirement benefit trusts were recorded in the previous fiscal year. These gains were minimal in the fiscal year ended March 31, 2002. Regarding gains on sales of securities investments and other, net, the 41.7 billion yen recorded in the previous fiscal year decreased to 1.4 billion yen; in the previous year gains were recorded from the sale to Liberty Digital of 50 percent of the equity of the Game Show Network, a subsidiary in the U.S. that provides television programming services exclusively dedicated to interactive game playing and pre-recorded game shows; the sale of a small portion of the equity of a subsidiary engaged in operation of a television channel in India; and the sale of a subsidiary engaged in the in-flight entertainment business in the U.S. Regarding gains on the issuance of stock by equity investees, the 18.0 billion yen recorded in the previous fiscal year decreased to 0.5 billion yen; in the previous year gains were recorded primarily from public offerings by Crosswave Communications Inc. which provides high-capacity/high-speed network services in Japan; Monex, Inc., which provides on-line security trading services in Japan; and SKY Perfect Communications Inc., which provides satellite broadcasting services in Japan (refer to Note 21 of Notes to Consolidated Financial Statements). Moreover, other income during the previous fiscal year included 11.1 billion yen recorded for gains from the contribution of marketable investment securities held by Sony Corporation and its subsidiaries to employee retirement benefit trusts. Interest and dividends decreased from 18.5 billion yen in the previous fiscal year to 16.0 billion yen, primarily due to a decrease in interest received at subsidiaries inside and outside Japan.

The increase in other expenses was primarily due to an increase in foreign exchange loss, net and an increase in write downs of security investments. Foreign exchange loss, net increased to 31.7 billion yen compared with the 15.7 billion yen recorded in the previous year primarily due to losses on foreign exchange forward contracts entered into to hedge the foreign currency risk associated with receivables generated from sales originating from Japan. The losses on foreign exchange contracts resulted from the rapid depreciation of the yen since December 2001. Interest expense decreased from 43.0 billion yen in the previous year to 36.4 billion yen due to a refinancing of long-term debt at lower interest rates and a decrease in U.S. dollar interest rates on short-term debt. As a result, the balance of interest and dividend income, less interest expense, decreased from 24.5 billion yen of net interest expense in the previous fiscal year to 20.4 billion yen of net interest expense.

Income before Income Taxes

Income before income taxes for the fiscal year ended March 31, 2002 decreased by 173.1 billion yen or 65.1 percent, to 92.8 billion yen compared with the previous year.

Income Taxes

Income taxes for the fiscal year ended March 31, 2002 decreased by 50.3 billion yen, or 43.6 percent, to 65.2 billion yen, and the ratio of income taxes to income before income taxes (the effective tax rate) increased from 43.5 percent to 70.3 percent. This was due to an expansion of losses at subsidiaries such as Aiwa Co., Ltd. (“Aiwa”) and certain consolidated subsidiaries in the U.S. that are not expected to be able to utilize their loss carryforwards for tax purposes within the period set aside for those carryforwards. Partially offsetting the increase in effective tax rate was a reduction in taxes, due to a decrease in deferred tax liabilities on undistributed earnings of foreign subsidiaries. (Refer to “Critical Accounting Policies”).

Deferred tax assets are recognized on operating loss carryforwards for tax purposes since these losses may reduce future taxable income. However, a valuation reserve is established against those deferred tax assets that are not expected to be realized because sufficient taxable income is not expected to be generated before those loss carryforwards expire. Sony has recognized a valuation reserve for deferred tax assets primarily relating to operating loss carryforwards of consolidated subsidiaries in the U.S. as well as Aiwa.

Results of Affiliated Companies Accounted for under the Equity Method

During the fiscal year ended March 31, 2002, equity affiliates included i) in the Electronics segment – Sony Ericsson Mobile Communications (“SEMC”), a joint venture focused on mobile phone handsets, which began operations in October 2001, S.T. Liquid Crystal Display Corp. (“ST-LCD”), an LCD joint venture in Japan, Crosswave Communications Inc. (“CWC”), a provider of high-capacity/high-speed network services in Japan, and American Video Glass Company (“AVGC”), a joint venture which produces CRT glass material in the U.S., ii) in the Music segment—The Columbia House Company (“CHC”), a direct marketer of music and videos, iii) in the Pictures segment—Telemundo Communications Group, Inc. and affiliates (“Telemundo”), a U.S. based Spanish language television network and station group.

During the fiscal year, equity in net losses of affiliated companies decreased from 44.5 billion yen in the previous fiscal year to 34.5 billion yen. The principal contributor to equity in net losses of affiliated companies in the previous fiscal year was Loews Cineplex Entertainment Corporation (“Loews”), a theatrical exhibition company, which caused Sony to record a 25.0 billion yen loss, including a 17.0 billion yen impairment loss, for the entire carrying value of its investment in Loews. Since the impairment, no additional equity losses were recorded. In March 2002, Loews completed its reorganization in the U.S. under Chapter 11 of the U.S. Bankruptcy Code, and in Canada under the Companies-Creditors Agreement Act. As a result, Sony is no longer a shareholder in Loews. The principal contributors to equity in net losses of affiliated companies in the fiscal year ended March 31, 2002 were SEMC, which accounted for 7.4 billion yen in losses to Sony, CHC, AVGC, Telemundo, CWC and ST-LCD.

In April 2002, U.S. based Sony Pictures Entertainment and other non-Sony investors completed the sale of Telemundo to NBC, a media company owned by the General Electric Company. This sale resulted in cash proceeds to Sony of 679 million U.S. dollars and a gain of approximately 500 million U.S. dollars.

In addition, in May 2002, U.S. based Sony Music Entertainment Inc. and AOL Time Warner Inc.’s Warner Music Group, which jointly own CHC, agreed to sell most of each interest in CHC to Blackstone Capital Partners III LP, an affiliate of The Blackstone Group, an investment bank. The sale is expected to take place by June 2002, subject to conditions including regulatory approval in the U.S. Peter G. Peterson, Chairman of The Blackstone Group, served on the Board of Directors of Sony from June 1991 to June 2002.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

In the fiscal year ended March 31, 2002, minority interest in loss of consolidated subsidiaries, which is deducted from income before income taxes, increased by 0.9 billion yen, or 5.8 percent, to 16.2 billion yen compared with previous year. This deduction increased net income by the same amount. The minority interest in loss of consolidated subsidiaries for the fiscal year resulted from a net loss at Aiwa Co., Ltd., a subsidiary of Sony Corporation.

Income before Cumulative Effect of Accounting Changes

Income before cumulative effect of accounting changes for the fiscal year ended March 31, 2002 decreased by 111.9 billion yen, or 92.3 percent, to 9.3 billion yen compared with the previous year, due to the factors discussed above. As a percentage of sales, income before cumulative effect of accounting changes decreased from 1.6 percent to 0.1 percent.

Net Income

Net income for the fiscal year ended March 31, 2002 decreased by 1.4 billion yen, or 8.6 percent, to 15.3 billion yen compared with the previous year. As a percentage of sales, net income was 0.2 percent, and the return on stockholders’ equity (based on the average of such amounts at the end of each fiscal year and previous fiscal year) was 0.7 percent, both of which were flat compared with the previous year.

Basic net income per share was 16.7 yen compared with 18.3 yen in the previous year, and diluted net income per share was 16.7 yen compared with 19.3 yen in the previous year (refer to Note 2 and 23 of Notes to Consolidated Financial Statements).

OPERATING RESULTS

(The fiscal year ended March 31, 2001 compared with the fiscal year ended March 31, 2000)

Impact of Foreign Exchange Fluctuations and Basic Countermeasures

During the fiscal year ended March 31, 2001, the average value of the yen was 109.6 yen against the U.S. dollar, and 98.9 yen against the euro, which was 0.9 percent higher against the U.S. dollar and 15.1 percent higher against the euro, respectively, compared with the average of the previous year. Operating results on a local currency basis described in “Operating Performance” show results of sales and operating revenue (“sales”) and operating income obtained by applying the yen’s monthly average exchange rate in the previous year to monthly local currency-denominated sales, cost of sales, and selling, general and administrative expenses for the fiscal year ended March 31, 2001, as if the value of the yen had remained the same. Regarding the Music segment, Sony consolidates the yen-translated results of Sony Music Entertainment Inc. (“SMEI”—a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis) and the results of Sony Music Entertainment (Japan) Inc. (“SMEJ”—a Japan based operation which aggregates the results of its operations in yen). Regarding the Pictures segment, Sony translates into yen the U.S. dollar consolidated results of Sony Pictures Entertainment (“SPE”—a U.S. based operation which has worldwide subsidiaries). Therefore, regarding the results of SMEI and SPE, analysis of operating results is on a U.S. dollar basis, so discussion of certain portions of their results is specified as being on “a U.S. dollar basis.” Results on a local currency basis and results on a U.S. dollar basis are not on the same basis as Sony’s financial statements and do not conform with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”). In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful information to investors regarding operating performance.

Sony’s consolidated results are subject to foreign currency fluctuations mainly derived from inter-company accounts receivable and payable associated with export and import of materials, parts and products. In the Electronics segment, this is related to products manufactured in Asia (including Japan) and shipped to the U.S. and Europe, and in the Game segment, this is related to products manufactured in Japan and shipped to the U.S. and Europe. During the fiscal year ended March 31, 2001, the total net foreign exchange Sony needed to sell as a result of such activities in major currencies was 9.2 billion U.S. dollars and 4.6 billion euro. Sony engaged in hedging activities throughout the year to reduce this risk exposure by employing foreign exchange forward contracts and foreign currency option contracts to cover this foreign exchange exposure. Furthermore, to minimize the adverse effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segment, Sony seeks, when appropriate, to localize material and parts procurement, design, and manufacturing operations in areas outside of Japan.

Operating Performance

For the fiscal year ended March 31, 2001, worldwide economic conditions were generally favorable during the first half of the year in such major regions as Japan, the U.S., Europe, Asia excluding Japan (“Asia”), and Latin America, reflecting continued strong economic growth in the U.S. and Europe. However in the second half of the year, an economic slowdown was clearly seen in the U.S., where there was a rapid deceleration in the growth of personal consumption. Corresponding to this negative trend in the U.S., economies of such regions as Asia and Europe as well as Japan also showed signs of slowing down toward the end of the year. In Japan, full-

scale economic recovery was not achieved partly due to continuing concerns regarding the quality of credit portfolios in the banking sector. Under such market conditions and reflecting the impact of the translation of financial results into yen, the currency in which the financial statements are prepared, Sony’s sales for the fiscal year ended March 31, 2001 increased 9.4 percent and operating income increased 1.0 percent compared with the previous year. The favorable results for sales and operating income were primarily due to strong results in the Electronics segment despite the negative impact of the yen’s strength against the U.S. dollar and particularly the euro. The sales increase was due to higher sales in all business segments except for the Music segment. The slight increase in operating income was due to significant profit increase in the Electronics segment offset by losses in the Game and Other segments and lower profits in the Music, Pictures, and Financial Services segments.

On a local currency basis (In connection with all references herein to results of operations expressed on a local currency basis, refer to “Impact of Foreign Exchange Fluctuations and Basic Countermeasures.”), Sony’s sales for the fiscal year ended March 31, 2001 increased approximately 12 percent and operating income increased approximately 40 percent compared with the previous year.

Sales

Sales for the fiscal year ended March 31, 2001 increased by 628.2 billion yen, or 9.4 percent, to 7,314.8 billion yen compared with the previous year, for the reasons discussed above.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the fiscal year ended March 31, 2001 increased by 451.6 billion yen, or 9.8 percent, to 5,046.7 billion yen compared with the previous year and increased from 72.9 percent to 73.3 percent as a percentage of sales. The increase in cost of sales was primarily due to increases in manufacturing-related expenses, such as raw materials and depreciation, and research and development expenses. This increase in cost of sales was partially offset by the yen’s strength against the U.S. dollar and particularly the euro. In addition, in the Pictures segment, due to Sony’s adoption in April 2000 of the new film accounting standard (refer to Note 2 of Notes to Consolidated Financial Statements), certain exploitation costs such as advertising expenses and marketing costs are now recorded as incurred in selling, general and administrative expenses for the current fiscal year, rather than deferred as film inventory and amortized in cost of sales as in previous fiscal years. Research and development expenses for the fiscal year ended March 31, 2001 increased by 22.2 billion yen, or 5.6 percent, to 416.7 billion yen compared with the previous year, primarily in the Electronics segment. However, the ratio of research and development expenses to sales decreased from 6.3 percent to 6.0 percent.

Selling, general and administrative expenses for the fiscal year ended March 31, 2001 increased by 125.0 billion yen, or 8.3 percent, to 1,634.0 billion yen compared with the previous year. Despite this increase, the ratio of selling, general and administrative expenses to sales decreased from 23.9 percent to 23.7 percent. The increase in expenses was primarily due to the effects of the new film accounting standard, an increase in amortization expenses for intangible assets and goodwill resulting from the acquisition transactions of three listed subsidiaries (refer to Note 4 of Notes to Consolidated Financial Statements), and an increase in royalty expenses. However, the increase in selling, general and administrative expenses was partially offset by the yen’s strength against the U.S. dollar and particularly the euro and the approximately 5.6 billion yen reversal of stock-price linked incentive compensation, reflecting the decrease in Sony Corporation’s stock price during the year. In comparison, the previous year included an approximately 19.2 billion yen charge related to incentive compensation. In addition, gains or losses on the sale and disposal, net and losses from impairment of long-lived assets, which were previously recorded in other income and expenses, are now recorded in selling, general and administrative expenses. Losses on the sale and disposal, net and losses from impairment of long-lived assets increased by 6.9 billion yen, or 39.5 percent, to 24.3 billion yen compared with the previous year. During the year, losses on the sale and disposal of long-lived assets were recorded primarily in the Electronics segment, in which Sony actively proceeded with new equipment purchases and realignment of manufacturing facilities.

The aforementioned analysis of cost of sales and selling, general and administrative expenses does not include an analysis of the Financial Services segment. Therefore, Financial service revenue is excluded from “Sales” in the ratio of selling, general and administrative expenses to sales.

Operating Income

As a result of the factors discussed above, operating income for the fiscal year ended March 31, 2001 increased by 2.1 billion yen, or 1.0 percent, to 225.3 billion yen compared with the previous year. However, the operating margin decreased from 3.3 percent to 3.1 percent.

Operating Performance by Business Segment

(Refer to “Operating Results” for the fiscal year ended March 31, 2002 “Realignment of Business Segment Configuration”)

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. In the Electronics segment, sales and operating revenue by product category represent sales to customers, which do not include intersegment transactions.

Business Segment Information

Sales and Operating revenue	Year ended March 31		Percent change
	2000	2001
	(Yen in billions)
Electronics	4,671.0	5,473.4	+17.2%
Game	654.7	660.9	+0.9
Music	706.9	612.1	-13.4
Pictures	494.7	555.2	+12.2
Financial Services	438.8	478.8	+9.1
Other	141.6	156.4	+10.5

Elimination	(421.0)	(622.0)	—

Consolidated	6,686.7	7,314.8	+ 9.4

Operating income (loss)	Year ended March 31		Percent change
	2000	2001
	(Yen in billions)
Electronics	98.6	247.1	+150.7%
Game	76.9	(51.1)	—
Music	28.3	20.5	-27.5
Pictures	35.9	4.3	-88.0
Financial Services	23.3	17.4	-25.2
Other	(9.6)	(9.4)	—

Elimination and unallocated corporate expenses	(30.2)	(3.5)	—

Consolidated	223.2	225.3	+1.0

Electronics

Sales for the fiscal year ended March 31, 2001 increased by 802.4 billion yen, or 17.2 percent, to 5,473.4 billion yen compared with the previous year. Operating income increased by 148.5 billion yen, or 150.7 percent, to 247.1 billion yen and the operating margin increased from 2.1 percent to 4.5 percent. The significant improvement in results was due to sales increases in many product categories especially in digital equipment and electronic devices, although the results were offset in part by the negative impact of the yen’s strength against the U.S. dollar and particularly the euro. Regarding sales by area, sales increased significantly in Japan, the U.S., Asia, and Latin America, while sales increased only slightly in Europe, where the significant strength of the yen against the euro negatively impacted sales. In Japan, demand remained strong as in the previous year, especially in information and communication areas. In the U.S., demand increased significantly for most digital products, particularly in the first half of the year. In Asia, demand increased for electronic devices such as semiconductors. In Latin America, sales were positively impacted by the strong U.S. economy as well as increased local demand. Operating income increased significantly due to improvement in profit performance reflecting the higher sales. However, operating income was negatively impacted in part by the yen’s strength against the U.S dollar and particularly the euro. In addition, operating losses were recorded in the fourth quarter. The operating losses were primarily due to Sony’s reductions in manufacturing output and higher advertising expenses. Sony increased these expenses as part of an effort to promote sales in response to inventory increases and slowing sales growth in the U.S. particularly from December 2000 to the end of the year. Furthermore, regarding Aiwa, an approximately 51 percent owned consolidated subsidiary of Sony Corporation during the year, operating losses increased significantly and negatively affected the results in the Electronics segment during the year.

Performance by product category

“Audio” sales increased by 23.0 billion yen, or 3.1 percent, to 756.4 billion yen. The increase was primarily due to higher sales of home-use audio and headphone stereos, offset to a certain extent by lower sales of radio-cassette recorders and home telephones. The sales increase of home-use audio was primarily due to higher demand, which included that for DVD home theater-use, especially in the U.S. and Europe, and also increased demand in Latin America, although sales in Europe were negatively affected by the significant strength of the yen against the euro. Regarding headphone stereos, overall sales increased primarily because demand for the CD/MD format increased, although demand for the compact cassette format decreased especially in the U.S. and Europe. Sales of radio-cassette recorders decreased in most areas and those of home telephones also decreased especially in the U.S., both primarily due to weak demand and lower prices.

“Video” sales increased by 126.0 billion yen, or 18.9 percent, to 791.5 billion yen. The increase was primarily due to higher sales of digital still cameras, home-use video cameras, and DVD-Video players, although sales of home-use VHS video decks decreased. Regarding digital still cameras, sales increased due to higher demand primarily in Japan, the U.S., and Europe, reflecting improvement in picture quality and further penetration of PCs. Regarding home-use video cameras, overall sales increased due to higher demand for digital format primarily in the U.S., Europe, and Asia, although sales in Europe decreased due to the significant strength of the yen against the euro. Regarding DVD-Video players, sales increased due to higher demand especially in the U.S. and Europe, reflecting increased availability of content. On the other hand, overall sales of home-use VHS video decks decreased primarily due to weak demand in Japan as well as lower prices, despite higher demand in the U.S.

“Televisions” sales increased by 67.5 billion yen, or 10.6 percent, to 703.7 billion yen. The increase was primarily due to higher sales of televisions (including large-screen projection televisions). Regarding televisions, sales increased due to higher demand for large-screen televisions that incorporate flat surface CRTs and projection televisions, especially in the U.S. and Latin America, although sales decreased in Europe reflecting the significant strength of the yen against the euro.

“Information and Communications” sales increased by 291.2 billion yen, or 28.2 percent, to 1,322.8 billion yen. The increase was primarily due to higher sales of PCs, mobile phones, and projectors. Overall sales of PCs increased significantly due to higher demand for notebook PCs in Japan, the U.S., and Europe, and also for desktop PCs in Japan and the U.S., reflecting aggressive introduction of high value-added new models. Regarding mobile phones, sales increased significantly due to higher demand in Japan and Europe, reflecting aggressive introduction of new models. Sales of mobile phones in the U.S. had been discontinued in the previous year. In addition, sales of projectors increased due to higher demand in Europe and Asia.

“Semiconductors” sales increased by 73.5 billion yen, or 44.7 percent, to 237.7 billion yen. The increase was primarily due to significant sales increases of CCDs, LCDs, memory chips, and other semiconductors including system LSIs, reflecting higher demand for most electronics products such as digital AV and PC-related equipment.

“Components” sales increased by 44.1 billion yen, or 7.8 percent, to 612.5 billion yen. The increase was primarily due to significant sales increases of CD-R/RW drives, Memory Stick, and optical pickups. For CD-R/RW drives, sales increased primarily in Asia, reflecting sales to PC vendors, due to higher demand, which reflected lower prices of the recording media for this format. Regarding Memory Stick, sales increased primarily due to Sony’s aggressive introduction, aimed at further penetration, of this format and also due to increases in the number of products which support the format. In April 2001, Sony’s cumulative production of Memory Stick reached 10 million units. Sales of optical pickups increased primarily due to increased market demand for optical disc-related products such as DVD-Video players and CD-R/RW drives.

“Other” sales decreased by 23.0 billion yen, or 3.9 percent, to 574.9 billion yen, primarily due to lower sales of Aiwa, especially in the U.S. and Japan.

Cost of sales in the Electronics segment increased primarily in manufacturing-related expenses such as raw materials, reflecting increases in manufacturing output due to higher demand, and in research and development expenses. Selling, general and administrative expenses increased primarily in advertising expenses, reflecting Sony’s efforts to expand sales further, especially in the second half of the year, and royalty expenses relating to information- and communications-related technologies. On the other hand, the increases in cost of sales as well as selling, general and administrative expenses were partially offset by the yen’s strength against the U.S. dollar and particularly the euro. However, the ratio of cost of sales to sales and the ratio of selling, general and administrative expenses to sales decreased, due to the aforementioned significant sales increase. Regarding profit performance by product category, operating income for the year was primarily derived from home-use video cameras, digital still cameras, semiconductors, and televisions. On the other hand, losses were recorded in such categories as HiFD drives (a high-capacity floppy disk-based data recording system), which incurred expenses relating to termination of its development, manufacture, and sale during the year; and the WLL (wireless local loop access system) service business, which incurred expenses relating to investment for wireless communication infrastructure. Compared with the previous year, profit of semiconductors increased significantly and that of such categories as televisions and PCs also increased. Regarding mobile phones, results were negatively impacted by research and development expenses relating to next-generation telecommunication technologies and the significant strength of the yen against the euro. However, the operating loss for this category decreased significantly as large expenses were recorded in the previous year, primarily due to the discontinuation of the mobile phone business in North America. In addition, sales of mobile phones newly introduced in Japan were favorable during the year under review compared with the previous year.

During the year, regarding the geographical breakdown of Sony’s total production amount (excluding Aiwa, which represented less than 10 percent of sales in Sony’s Electronics segment) and the final destination of such production, more than half of total production was in Japan, where production of digital AV products, information and communication products, and electronic devices increased significantly, and slightly more than 50 percent of such production was destined for other regions. Asia (countries other than Japan) accounted for approximately a quarter of total production, slightly less than 70 percent of which was destined for other regions. The Americas and Europe together accounted for the remaining quarter of total production, most of which was destined for use in the respective area of production. Regarding realignment of manufacturing facilities in the Electronics segment, during the year, Sony consolidated in Japan a subsidiary where batteries were manufactured with a subsidiary where electronic devices were manufactured. Sony sold to Solectron Corporation a subsidiary in Japan that manufactured car AV products and a subsidiary in Taiwan that manufactured audio equipment. Sony closed a subsidiary in Taiwan where video products were manufactured. As a result, the number of manufacturing facilities at March 31, 2001 was 60, compared with 64 at March 31, 2000.

Results in the Electronics segment were negatively impacted by the yen’s strength against the U.S. dollar and particularly the euro. On a local currency basis, sales for the fiscal year ended March 31, 2001 increased approximately 21 percent and operating income increased approximately 358 percent compared with the previous year. This was due to improved profitability primarily from significant sales increases in digital products and electronic devices, along with improved efficiencies of manufacturing facilities. Regarding sales by area on a local currency basis, in Japan, sales of PCs, mobile phones, semiconductors, digital still cameras, and broadcast- and professional-use equipment increased, while sales of home-use video decks and most categories of audio equipment decreased. In the U.S., sales of PCs, televisions, home-use video cameras, digital still cameras, DVD-Video players, and semiconductors increased, although sales of broadcast- and professional-use equipment and home telephones decreased. In Europe, sales of PCs, home-use video cameras, digital still cameras, mobile phones, computer displays, DVD-Video players, home-use audio, televisions, and semiconductors increased, while sales of home-use video decks and radio cassette recorders decreased. In Other areas, sales of CD-R/RW drives, semiconductors, and optical pickups increased in Asia, and sales of televisions and home-use audio increased in South America.

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

Total worldwide production shipments of hardware and software were as follows:

	Year ended March 31		Cumulative as of March 31, 2001
	2000	2001
	(million units)
Total Production Shipments of Hardware
PlayStation + PS one	18.50	9.31	82.23
PlayStation 2	1.41	9.20	10.61
Total Production Shipments of Software*
PlayStation	200.00	135.00	765.00
PlayStation 2	2.90	35.40	38.30

*	Including those both from Sony and third parties under Sony licenses.

Operating losses were recorded during the year principally due to the software sales decrease and start-up expenses for the PlayStation 2 format. Cost of sales in the Game segment increased principally due to manufacturing-related expenses for PlayStation 2 hardware, including raw materials and depreciation, which are attributable to capital expenditures from previous years. Selling, general and administrative expenses also increased principally due to amortization of intangible assets and goodwill resulting from the acquisition transactions of three listed subsidiaries (refer to Note 4 of Notes to Consolidated Financial Statements). As a result, the ratio of cost of sales and the ratio of selling, general and administrative expenses to sales rose.

Sales in the Game segment were negatively impacted by the yen’s strength against the U.S. dollar and particularly the euro. On a local currency basis, sales for the fiscal year ended March 31, 2001 increased approximately 2 percent and an operating loss was recorded compared with an operating profit in the previous year.

Music

Sales for the fiscal year ended March 31, 2001 decreased by 94.8 billion yen, or 13.4 percent, to 612.1 billion yen compared with the previous year. Operating income decreased by 7.8 billion yen, or 27.5 percent, to 20.5 billion yen and the operating margin decreased from 4.0 percent to 3.3 percent.

On a local currency basis, sales in the Music segment for the fiscal year ended March 31, 2001 decreased approximately 14 percent and operating income decreased approximately 38 percent compared with the previous year.

Regarding the results of Sony Music Entertainment Inc. (“SMEI”), the U.S. based operation on a U.S. dollar basis, sales decreased 14 percent and operating income decreased 62 percent. The lower sales were primarily due to soft market conditions in a number of international territories, the delayed timing of certain new releases, and the strengthening of the U.S. dollar against foreign currencies, despite the strong sales of several albums. Regarding profit performance, the decrease in profit was primarily due to the aforementioned factors which resulted in lower sales, as well as increased spending associated with various digital media development and investing activities and expenses associated with the discontinuation and closure in March 2001 of a U.S. manufacturing facility where cassette music software was previously manufactured. Despite the lower sales, the ratio of selling, general and administrative expenses to sales during the year was almost flat compared with the previous year due to the benefit of global cost reduction initiatives. During the year, SMEI reduced its worldwide work force by 10 percent.

Regarding the results of the Music segment in Japan, comprised of Sony Music Entertainment (Japan) Inc. (“SMEJ”) and its subsidiaries, overall sales decreased approximately 12 percent, primarily due to lower sales of SMEJ reflecting the delay of releases from certain artists and due to discontinuation of a business to sell CD-ROM software at an SMEJ subsidiary. Despite the decrease in sales, operating income increased approximately 5 times, due to pursuing efficiencies in such areas as advertising expenses at SMEJ.

Pictures

Sales for the fiscal year ended March 31, 2001 increased by 60.5 billion yen, or 12.2 percent, to 555.2 billion yen compared with the previous year. Operating income decreased by 31.6 billion yen, or 88.0 percent, to 4.3 billion yen and the operating margin decreased from 7.3 percent to 0.8 percent, primarily due to the adoption of the new film accounting standard (refer to Note 2 of Notes to Consolidated Financial Statements). The results in the Pictures segment consist of the results of Sony Pictures Entertainment (“SPE”), a U.S. based operation.

On a U.S. dollar basis, sales for the fiscal year ended March 31, 2001 in the Pictures segment increased approximately 11 percent and operating income decreased approximately 93 percent compared with the previous year. The sales increase was primarily due to higher box office revenues from successful current year releases as well as the growth of DVD software sales in the home entertainment business. However, the sales increase was partly offset by fewer network television series episodes and lower television syndication sales. Regarding profit performance, despite the contribution from higher sales of DVD software, operating income significantly decreased primarily due to the 28.5 billion yen negative impact from the adoption of the new film accounting standard (refer to Note 2 of Notes to Consolidated Financial Statements), lower television syndication sales, and expenses associated with the start-up of online businesses and other strategic investments in the areas of new digital entertainment initiatives.

Financial Services

Financial service revenue for the fiscal year ended March 31, 2001 increased by 40.1 billion yen, or 9.1 percent, to 478.8 billion yen compared with the previous year. Operating income decreased by 5.9 billion yen, or 25.2 percent, to 17.4 billion yen and the operating margin decreased from 5.3 percent to 3.6 percent.

The sales increase was primarily due to higher revenues in the life insurance and non-life insurance businesses. Operating income decreased primarily due to lower profit in the life insurance business and a loss recorded in the non-life insurance business. Regarding the results of the life insurance business conducted by Sony Life, revenue increased and profit decreased compared with the previous year. The revenue increase was due to a net increase in life insurance-in-force from individual life insurance products such as term-life and medical expense coverage. However, reflecting the weak Japanese stock market conditions during the year, the revenue increase was partially offset by revaluation losses from investments under separate account for variable life insurance and variable annuity products. Regarding profit performance, operating profit decreased primarily because reserves for the Life Insurance Policyholders Protection Corporation of Japan were recorded, and because the amount accrued to policy reserves increased, reflecting a reduction in interest rates related to the valuation of such reserves for newly acquired policies during the year. As the profit performance from investments under the aforementioned separate account is solely for the account of policyholders, while it impacts revenues, it does not affect the profit performance of Sony. Regarding the results of the non-life insurance business conducted by Sony Assurance, although sales increased due to a net increase in non-life insurance-in-force from automobile insurance, losses continued to be recorded since expenses, including advertising expenses and payments for insurance benefits, were higher than revenue.

Regarding the results of the leasing and credit financing business conducted by Sony Finance, revenue increased due to higher leasing and credit financing revenues. However, an operating loss was recorded compared with operating income in the previous year. This was due to revaluation losses from interest rate swaps.

Condensed Financial Services Segment Financial Statements

The Financial Services segment is included on a consolidated basis in Sony’s consolidated financial statements. The following schedule shows unaudited condensed financial statements for the Financial Services segment and for all other segments excluding Financial Services segment as well as condensed consolidated financial statements. While these presentations are not required under U.S. GAAP used in Sony’s consolidated financial statements, because the Financial Services segment is different in nature from Sony’s other segments such as Electronics, Game, Music, and Pictures, Sony believes that these types of comparative presentations help the understanding and analysis of Sony’s consolidated financial statements. Transactions between the Financial Services segment and all other segments excluding Financial Services segment are eliminated in the consolidated figures shown below.

Policy reserves, included in future insurance policy benefits and other in the following condensed balance sheets, are recorded under U.S. GAAP. As for the statutory books of account, Sony Life has consistently satisfied a sufficient level of policy reserves as authorized by the Financial Services Agency in Japan (the “FSA”), and in March 2001, aiming to further strengthen its financial condition, Sony Life increased its capital through a 50.0 billion yen capital injection from Sony Corporation and achieved a more conservative level of policy reserves as recommended by the FSA.

Condensed Balance Sheets (Unaudited)

	Year ended March 31
	Financial Services business		All other businesses excluding Financial Services business		Consolidated
	2000	2001	2000	2001	2000	2001
	(Yen in millions)
Assets
Cash and cash equivalents	228,110	307,245	397,954	300,000	626,064	607,245
Marketable securities	87,539	77,905	19,960	12,189	107,499	90,094
Other current assets	136,841	146,967	2,257,079	2,716,806	2,288,453	2,780,135
Investments and advances	825,557	1,104,739	321,077	405,312	1,075,594	1,388,988
Investments in Financial Services business, at cost	—	—	69,568	160,189	—	—
Deferred insurance acquisition costs	239,981	270,022	—	—	239,981	270,022
Other long-lived assets	150,908	167,356	2,343,623	2,567,420	2,469,606	2,691,482

	1,668,936	2,074,234	5,409,261	6,161,916	6,807,197	7,827,966

Liabilities and stockholders’ equity
Future insurance policy benefits and other	1,124,873	1,366,013	—	—	1,124,873	1,366,013
Other liabilities and minority interest in consolidated subsidiaries	348,331	404,019	3,350,084	3,987,328	3,499,418	4,146,500

Liabilities and minority interest in consolidated subsidiaries	1,473,204	1,770,032	3,350,084	3,987,328	4,624,291	5,512,513

Stockholders’ equity	195,732	304,202	2,059,177	2,174,588	2,182,906	2,315,453

	1,668,936	2,074,234	5,409,261	6,161,916	6,807,197	7,827,966

Condensed Statements of Income (Unaudited)

	Year ended March 31
	Financial Services business		All other businesses excluding Financial Services business		Consolidated
	2000	2001	2000	2001	2000	2001
	(Yen in millions)
Financial services revenue	438,762	478,824	—	—	412,988	447,147
Net sales and operating revenue	—	—	6,279,285	6,878,234	6,273,673	6,867,677

	438,762	478,824	6,279,285	6,878,234	6,686,661	7,314,824

Financial services expenses and operating expenses	415,453	461,392	6,079,443	6,666,441	6,463,457	7,089,478

Operating income	23,309	17,432	199,842	211,793	223,204	225,346

Non-operating income (expenses), net	342	1,148	40,817	35,572	41,106	40,522

Income before income taxes	23,651	18,580	240,659	247,365	264,310	265,868

Income taxes and other	10,704	9,423	131,752	135,190	142,475	144,641
Cumulative effect of accounting changes	—	—	—	(104,473)	—	(104,473)

Net income	12,947	9,157	108,907	7,702	121,835	16,754

Condensed Statements of Cash Flows (Unaudited)

	Year ended March 31
	Financial Services business		All other businesses excluding Financial Services business		Consolidated
	2000	2001	2000	2001	2000	2001
	(Yen in millions)
Net cash provided by operating activities	174,353	283,922	379,849	260,897	554,137	544,767

Net cash used in investing activities	(120,993)	(291,114)	(364,274)	(525,334)	(424,567)	(719,048)

Net cash provided by (used in) financing activities	55,860	86,324	(63,300)	145,466	(68,075)	134,442

Effect of exchange rate changes on cash and cash equivalents	(1)	3	(27,640)	21,017	(27,641)	21,020

Net increase (decrease) in cash and cash equivalents	109,219	79,135	(75,365)	(97,954)	33,854	(18,819)
Cash and cash equivalents at beginning of year	118,891	228,110	473,319	397,954	592,210	626,064

Cash and cash equivalents at end of year	228,110	307,245	397,954	300,000	626,064	607,245

Other

During the fiscal year ended March 31, 2001, the Other segment included Sony Communication Network Corporation (“SCN”), an Internet-related service business principally in Japan, location-based entertainment businesses in Japan, the U.S., and Germany, and an advertising agency business in Japan.

Sales for the fiscal year ended March 31, 2001 increased by 14.8 billion yen, or 10.5 percent, to 156.4 billion yen, compared with the previous year. Approximately 40 percent of sales in the Other segment reflected intersegment transactions during the year. Operating losses decreased from 9.6 billion yen to 9.4 billion yen.

During the year, sales increased primarily due to an increase in sales of SCN, reflecting a steady increase in Internet subscription members. Regarding profit performance, losses were recorded primarily from location-based entertainment businesses in Japan, the U.S., and Germany. Regarding the location-based entertainment business, losses decreased in the U.S. as a result of the devaluation of assets for an entertainment facility recorded in the previous year, losses in Japan increased due to the devaluation of assets for an entertainment facility, and losses in Germany increased due to expenses relating to the shutdown of an entertainment facility.

Other Income and Expenses

In the consolidated results for the fiscal year ended March 31, 2001, other income increased by 21.4 billion yen, or 14.6 percent, to 167.7 billion yen, while other expenses increased by 21.9 billion yen, or 20.9 percent, to 127.1 billion yen, compared with the previous year.

The increase in other income was primarily due to gains on sales of securities investments and other, net, gains on issuance of stock by equity investees, and gains from the contribution of certain marketable investment securities to employee retirement benefit trusts. Gain on sales of securities investments and other, net during the year was 41.7 billion yen. This gain resulted primarily from the sale to Liberty Digital of 50 percent of the equity of Game Show Network, a subsidiary that provides television programming services in the U.S exclusively dedicated to interactive game playing and pre-recorded game shows; the sale of a small portion of the equity of a subsidiary engaged in a television channel operation in India; and the sale of a subsidiary engaged in the in-flight entertainment business in the U.S. On the other hand, gain on sales of securities investments and other, net in the previous year was 28.1 billion yen, which included gains from the sales of certain investment securities. In addition, other income during the year under review included 18.0 billion yen of gains on the issuance of stock by equity investees. These gains were primarily related to public offerings of shares during the year by Crosswave Communications Inc. which provides high-capacity/high-speed network services in Japan; Monex, Inc. which provides on-line security trading services in Japan; and SKY Perfect Communications Inc. which provides satellite broadcasting services in Japan (refer to Note 21 of Notes to Consolidated Financial Statements). Moreover, other income during the year under review included 11.1 billion yen of gains from the contribution of certain marketable investment securities held by Sony Corporation and its subsidiaries to employee retirement benefit trusts. Royalty income increased from 21.7 billion yen in the previous year to 29.3 billion yen, primarily due to increases in licensing revenues from optical disc and video signal compression technologies. Interest and dividends increased from 17.7 billion yen in the previous year to 18.5 billion yen, primarily due to an increase in interest received at subsidiaries outside Japan. Other income was negatively impacted by a foreign exchange loss, net, that was recorded during the year, compared with a foreign exchange gain, net, recorded in the previous year.

To hedge risks from exchange rate fluctuations, Sony primarily employs foreign exchange forward contracts and foreign currency option contracts. During the year, a foreign exchange loss, net of 15.7 billion yen was recorded. This loss was primarily due to foreign exchange losses incurred on such contracts due to the depreciation of the yen exceeding Sony’s contract rate. These losses reflected the sudden weakening of the yen’s average rate against the euro and the U.S. dollar in the second half of the year. On the other hand, 27.5 billion yen of foreign exchange gain, net, was recorded in the previous year. This gain was primarily due to the foreign exchange gains incurred on such contracts due to the appreciation of the yen exceeding Sony’s contract rate. These gains reflected the strengthening of the yen in the previous year.

The increase in other expenses was primarily due to the foreign exchange loss, net. Interest expense increased from 42.0 billion yen in the previous year to 43.0 billion yen, primarily due to an increase in the average outstanding balances of debt outside Japan in addition to the yen’s appreciation. As a result, the balance of interest and dividends income, less interest expense, was almost flat at 24.5 billion yen of net interest expense, compared with the previous year.

Income before Income Taxes

Income before income taxes for the fiscal year ended March 31, 2001 increased by 1.6 billion yen, or 0.6 percent, to 265.9 billion yen compared with the previous year.

Income Taxes

Income taxes for the fiscal year ended March 31, 2001 increased by 20.9 billion yen, or 22.1 percent, to 115.5 billion yen, and the ratio of income taxes to income before income taxes (the effective tax rate) increased from 35.8 percent to 43.5 percent. This was primarily because a valuation allowance was established against deferred tax assets of Aiwa Co., Ltd. (“Aiwa”) during the year, corresponding to an increase in its loss, while in the previous year, profit performance improved in certain U.S. subsidiaries that had operating loss carryforwards for tax purposes, which had the effect of lowering the effective tax rate.

Deferred tax assets are recognized on operating loss carryforwards for tax purposes since these losses may reduce future taxable income. However, a valuation allowance is established against those deferred tax assets that are not expected to be realized because sufficient taxable income is not expected to be generated before those loss carryforwards expire. Sony has recognized a valuation allowance for deferred tax assets primarily relating to operating loss carryforwards of consolidated subsidiaries in the U.S. as well as Aiwa.

Results of Affiliated Companies Accounted for under the Equity Method

During the fiscal year ended March 31, 2001, equity affiliates included i) in the Electronics segment—S.T. Liquid Crystal Display Corp. (“ST-LCD”), an LCD joint venture in Japan and Crosswave Communications Inc., a provider of high-capacity/high-speed network services in Japan, ii) in the Music segment—The Columbia House Company (“CHC”), a direct marketer of music and videos, iii) in the Pictures segment—Telemundo Communications Group, Inc. and affiliates, a U.S. based Spanish language television network and station group and Loews Cineplex Entertainment Corporation (“Loews”), a theatrical exhibition company, and iv) in the Other segment—a commercial- and other-use facility in Germany and a broadcasting-related business in Japan.

During the year, equity in net losses of affiliated companies increased from 37.8 billion yen in the previous year to 44.5 billion yen. Equity in net losses of affiliated companies during the year was primarily due to losses at Loews and CHC. With respect to Loews, 25.0 billion yen of equity in net losses was recorded during the year, primarily due to continued losses as well as the impairment loss recorded against the entire carrying value of Sony’s investment in Loews. In the previous year, 2.2 billion yen of equity in net losses was recorded for Loews. In addition, in relation to CHC, 6.0 billion yen of equity in net losses was recorded during the year, primarily due to sluggish sales reflecting the maturity of the CD market, severe competition from other online retailers, and costs associated with various restructuring activities. In the previous year, 13.6 billion yen of equity in net losses was recorded for CHC, primarily due to the costs relating to shortened amortization periods and an impairment of advertising and member acquisition expenses. Given the challenging business environment, CHC restructured its business by reducing costs while seeking to focus on growth areas such as DVD video and online sales. Also, with respect to Telemundo, a broadcasting-related business in Japan, a commercial- and other-use facility in Germany, and ST-LCD, although equity in net losses were recorded during the year, the amount of losses decreased compared with the previous year.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

In the fiscal year ended March 31, 2001, regarding minority interest in income (loss) of consolidated subsidiaries, which is excluded from income before income taxes, 15.3 billion yen of minority interest in loss of consolidated subsidiaries was recorded, which increased net income by the same amount. This was primarily due to minority shareholders’ interest in the net losses of Aiwa, a subsidiary of Sony Corporation during the year. In the previous year, 10.0 billion yen of minority interest in income of consolidated subsidiaries was recorded, which decreased net income by the same amount. This was primarily due to minority shareholders’ interest in the net income of Sony Music Entertainment Japan (“SMEJ”), for the period prior to the acquisition transactions of three listed subsidiaries (refer to Note 4 of Notes to Consolidated Financial Statements), which was due to the favorable results of Sony Computer Entertainment (“SCE”), which was at that time an approximately 50 percent owned subsidiary of SMEJ.

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

Basic net income per share was 18.3 yen compared with 144.6 yen in the previous year, and diluted net income per share was 19.3 yen compared with 131.7 yen in the previous year (refer to Notes 2 and 23 of Notes to Consolidated Financial Statements).

LIQUIDITY AND CAPITAL RESOURCES

Finance and Liquidity Management

Sony’s financial policy is to secure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet.

At Sony Corporation and its financial subsidiaries in the various areas in which it operates, Sony engages in activities to acquire funds, when necessary, through the issuance of stock and bonds and borrowings from financial institutions.

In June 2001, Sony Corporation issued shares of subsidiary tracking stock to the public in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), a wholly-owned subsidiary of Sony engaged in Internet-related services. The 9.5 billion yen net proceeds of this offering were allocated to increase the equity capital of SCN for its business purposes. In September 2001, Sony Corporation issued a total of 150.0 billion yen in straight bonds (2 tranches: 100 billion yen for 5 years, 50 billion yen for 10 years) in the domestic market, for repayment of straight bonds and for investment in group affiliates. In December 2001, Sony issued 7.3 billion yen of bonds with detachable warrants for the purpose of stock-price linked incentive compensation.

In order to meet funding requirements in each area, Sony maintains commercial paper (“CP”) programs and medium term note (“MTN”) programs.

Sony Global Treasury Services plc (“SGTS”), a Sony finance subsidiary in the UK, maintains a 7 billion U.S. dollar CP program in both the U.S. and Euro CP markets, and a 500 billion yen CP program in the Japanese CP market. Furthermore, a Sony finance subsidiary in the U.S. maintains a 6 billion U.S. dollar CP program. During the fiscal year ended March 31, 2002, the largest month-end outstanding balance of CP at Sony was 551.4 billion yen. Sony secured more liquidity than usual mainly through yen-denominated CP for risk management purposes in the aftermath of the terrorist attack on September 11, 2001, as well as in response to a temporary increase in working capital. The total outstanding balance of CP at Sony on March 31, 2002 was 51.6 billion yen.

SGTS maintains a 5 billion U.S. dollar euro MTN program, while Sony’s U.S. finance subsidiary maintains a 3 billion U.S. dollar MTN program targeted at the U.S. capital markets and a 2 billion U.S. dollar euro MTN program. In November 2001, the U.S. finance subsidiary issued 500 million U.S. dollars principal amount in MTN under the 3 Billion U.S. dollar MTN program, which matures in 5 years. At March 31, 2002, the total outstanding balance under the MTN programs was approximately 700 million U.S. dollars.

Regarding maintenance of liquidity, it is the basic policy of Sony that it will keep liquidity equal to at least 100 percent of the sum of the amount of average monthly sales and the amount of the largest expected monthly debt redemption during the fiscal year. In addition to cash and cash equivalents and time deposits, Sony considers committed lines contracted between financial institutions and Sony as liquidity, because funds are available from such lines during the period of the contracts.

As a principal policy, Sony selects banks rated “C” or above in Moody’s Bank Financial Strength ratings for its contracts for committed lines, and enters into contracts with banks rated “A” or “B” with respect to more than 70 percent of the total amount. On March 31, 2002, Sony had contracts for committed lines from banks in all categories totaling approximately 5.5 billion U.S. dollars.

Sony is centralizing and pursuing global efficiency of its cash management through SGTS. The excess or shortage of cash at most of its subsidiaries in Japan is invested or funded by SGTS after having been netted out.

In addition, a cash concentration system has been introduced in which proxy payments for domestic subsidiaries are carried out. In order to pursue more efficient cash management, Sony manages uneven cash distribution among its subsidiaries directly or indirectly through SGTS so that Sony may reduce unnecessary cash and cash equivalents as well as borrowings as much as possible. An example of this globally efficient cash management is the fact that the total amount of cash outstanding at the end of March 2002 (approximately 120 billion yen) was lent from cash-surplus subsidiaries in Asia to cash-short Group companies.

Sony’s financial condition remains strong. Sony believes that it maintains sufficient liquidity and that in order to fund investments related to the expansion of existing businesses and the development of new projects, it is able to secure adequate resources through its access to financial and capital markets.

The above policy and figures exclude Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. (“Sony Assurance”), Sony Bank Inc. (“Sony Bank”), and Aiwa Co., Ltd., each of which respectively secures liquidity on its own.

In the Financial Services segment, the management of Sony Life, Sony Assurance, and Sony Bank recognize the importance of securing sufficient liquidity to cover the payment obligations that they take on as a result of the normal conduct of their businesses. These companies abide by the regulations imposed by regulatory authorities and establish and operate under company guidelines that comply with these regulations and are designed to secure sufficient means to pay their obligations.

The following table summarizes Sony’s contractual obligations, commitments, and contingent liabilities. (refer to Note 10, 13 and 24 of Notes to Consolidated Financial Statements).

	Payments Due by Period
	Total	Less than 1 year	1 to 5 years	After 5 years
	(Yen in millions)
Contractual Obligations: (Notes 10 and 13)
Short-Term Borrowings	113,277	113,277
Long-Term Debt
Capital Lease Obligations	47,250	14,360	24,523	8,367
Other Long-Term Debt	1,032,153	226,426	654,451	151,276

Total Amounts of Commitments
(Yen in millions)
Commitments and Contingent Liabilities: (Note 24)
Contingent liabilities for guarantees given in the ordinary course of business and For employee loans	136,693
Commitments for the purchase of property, plant and equipment and other assets	167,340
Expected expenses regarding contracts with recording artists and other	60,153

Other Financing Arrangements

Sony has, from time to time, entered into various other financing arrangements with special purpose entities. These arrangements include facilities which provide for the leasing of certain property, the accelerated receipt of cash on certain accounts receivables and the financing of film production and acquisition. Although not a significant part of its financing activities, Sony employs these arrangements because they provide a diversification of funding sources. The assets and financings associated with these arrangements generally qualify for off-balance sheet treatment. Significant arrangements with special purpose entities include the following:

•
During the fiscal year ended March 31, 2002, Sony entered into a financing arrangement with a special purpose entity to lease the headquarters of its U.S. subsidiary, which qualified for off-balance sheet treatment. The total obligation of the special purpose entity under this arrangement is 255 million U.S. dollars. Upon the maturity of this lease arrangement in December 2008, Sony has guaranteed a residual value totaling 214 million U.S. dollars if Sony decides to forgo the purchase of the building or renewal of the lease.

•
In the U.S., Sony has an accounts receivable securitization program which provides for the accelerated receipt of up to approximately 900 million U.S. dollars of cash on eligible trade accounts receivable of Sony’s U.S. electronics subsidiary. Through this program, Sony can securitize and sell a percentage of undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by banks. These securitization transactions are accounted for as a sale in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” because Sony has relinquished control of the receivables. Accordingly, accounts receivable sold under these facilities are excluded from receivables in the accompanying consolidated balance sheet. There were no amounts outstanding under this facility at March 31, 2002 (refer to Note 8 of Notes to Consolidated Financial Statements for more information).

•
In the fiscal year ended March 31, 2000, Sony Pictures Entertainment entered into a joint venture agreement with a special purpose entity for the purpose of funding certain film production and acquisition costs. Sony Pictures Entertainment contributed 11 million U.S. dollars of the special purpose entity’s total equity capitalization of 106 million U.S. dollars. Additionally, the special purpose entity has a 300 million U.S. dollar bank credit facility of which 30.4 million U.S. dollars was outstanding as of March 31, 2002. Under this financing arrangement, Sony Pictures Entertainment is obligated to acquire international distribution rights, as defined, for 12 pictures meeting certain minimum requirements within a 3.5- to 4.5-year period and transfer those rights to the special purpose entity at cost plus a 5 percent fee. Sony Pictures Entertainment is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts, as defined, and is responsible for all distribution and marketing expenses which are recouped from such distribution fees. If, and only if, Sony Pictures Entertainment fails to deliver 12 pictures meeting the minimum requirements to the special purpose entity and the bank credit facility or the third party equity investors are not paid in full by March 10, 2008 (or earlier upon the occurrence of certain events), Sony Pictures Entertainment is required to reimburse the special purpose entity to the extent necessary to repay the bank credit facility in full and pay certain minimum returns to the third party equity investors. Sony guarantees all of the financial obligations of Sony Pictures Entertainment under this financing arrangement. Sony does not reflect in its balance sheet the production costs of the films acquired by the special purpose entity, the special purpose entity’s bank credit facility debt, or the third party equity investment.

Various generally accepted accounting principles specify the conditions that Sony observes in not consolidating special purpose entities. The accounting for special purpose entities is under review by the Financial Accounting Standards Board, and their non-consolidated status may change as a result of those reviews.

Ratings

In order to facilitate access to funds from the global capital markets, Sony obtains ratings from two rating agencies, Moody’s Investor’s Service, Inc. (“Moody’s”) and Standard and Poor’s Rating Services (“S&P”). In addition to these two agencies, Sony obtains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, to facilitate access to funds from the capital market in Japan.

Sony’s current debt ratings are: Moody’s rates Sony as Aa3/P-1, S&P rates Sony as A+/A-1 and R&I rates Sony as AA+/a-1+. In August 2001, both Moody’s and S&P changed their outlooks for Sony’s long-term debt from “stable” to “negative” reflecting the deterioration of Sony’s financial performance for the fiscal year ended March 31, 2002.

Sony Life currently obtains ratings from four rating agencies: S&P rates as AA-, AM Best Corporation rates as A+, and R&I and the Japan Credit Rating Agency Ltd. rates as AA. However, since April 2002, S&P has changed its outlook from “stable” to “negative” in accordance with a Japanese Government Bond rating reduction. In September 2001, Sony Bank obtained an A-/A-2 rating with a “stable” outlook from S&P for its long-term/short-term debt.

Assets, Liabilities and Stockholders’ Equity

Total assets on March 31, 2002 increased by 357.8 billion yen, or 4.6 percent, to 8,185.8 billion yen compared with the previous fiscal year-end. (Total assets on March 31, 2002 would have increased by approximately 2 percent compared with the previous fiscal year-end if the value of the yen remained the same on March 31, 2002 as it was on March 31 of the previous year.) The increase was primarily attributable to increases in securities investments and other as a result of the expansion of businesses in the Financial Services segment. Total assets excluding the Financial Services segment on March 31, 2002 decreased by 95.0 billion yen, or 1.5 percent, to 6,066.9 billion yen.

Current assets decreased by 140.3 billion yen, or 4.0 percent, to 3,337.2 billion yen. This decrease was due to a 269.4 billion yen, or 28.6 percent, decrease in inventories, primarily in the Electronics segment, to 673.4 billion yen. The inventory to cost of sales turn-over ratio (based on the average of inventories at the end of each fiscal year and previous fiscal year) was 1.85 months, a decrease of 0.16 months from the end of the previous year. Inventories in the Electronics segment decreased 277.6 billion yen, or 35.1 percent, to 513.4 billion yen. Regarding the trend of inventories in the Electronics segment, since the slowdown in the rate of sales growth in the U.S. became conspicuous at the end of calendar year 2000, Sony significantly reduced inventories by the end of March 2001. However, primarily due to a subsequent deterioration of sales, inventories at the end of the first quarter ended June 30, 2001 increased 91.1 billion yen, or 11.5 percent, to 882.1 billion yen compared with the end of the previous fiscal year. As a result of improvements in inventory management undertaken worldwide in response to this increase, and despite the depreciation of the yen, Sony reduced inventories at the end of the fiscal year ended March 31, 2002 to 513.4 billion yen. In the Game segment, overall inventories increased 14.3 billion yen, or 13.7 percent, to 119.0 billion yen due to an increase in PS one hardware inventories brought on by a decline in demand for that product, and due to an increase in inventories of semiconductors brought on by an establishment of increased production capacity during the fiscal year. The value of PlayStation 2 inventories, however, decreased due to production cost reductions that resulted from the increase in capacity.

Investments and advances increased by 308.8 billion yen, or 22.2 percent, to 1,697.8 billion yen. The increase was primarily due to an increase in investment assets in securities investment and other, brought on by a net increase in life insurance-in-force in the life insurance business and the receipt of customer deposits in the banking business that began operations during the fiscal year.

Tangible fixed assets (deducing accumulates depreciation) decreased by 22.6 billion yen, or 1.6 percent, to 1,411.7 billion yen. The decrease was due to a reduced level of capital expenditures, primarily in the Electronics and Game segments, during the year. Capital expenditures (additions to fixed assets) during the year decreased 138.5 billion yen, or 29.8 percent, to 326.7 billion yen compared with the previous year. With respect to capital expenditures by business segment (excluding unallocated amounts), expenditures in the Electronics segment decreased by 62.4 billion yen, or 21.9 percent, to 223.0 billion yen, due to lower new capital expenditures in response to the deterioration of the market environment; expenditures in the Game segment decreased by 60.3 billion yen, or 55.8 percent, to 47.8 billion yen, primarily due to lower expenditures for mass production of semiconductors; expenditures in the Music segment decreased by 16.2 billion yen, or 43.0 percent, to 21.5 billion yen; expenditures in the Pictures segment increased by 0.5 billion yen, or 4.4 percent, to 11.5 billion yen; expenditures in the Financial Services segment increased by 6.7 billion yen, or 71.5 percent, to 16.0 billion yen; and expenditures in the Other segment decreased by 8.3 billion yen, or 69.8 percent, to 3.6 billion yen.

Other assets increased by 196.5 billion yen, or 16.0 percent, to 1,426.1 billion yen. Among other assets, deferred insurance acquisition costs increased due to net increases in life insurance-in-force in the life insurance business.

Total current and long-term liabilities on March 31, 2002 increased by 298.5 billion yen, or 5.4 percent, to 5,792.0 billion yen compared with the previous fiscal year-end. (Total liabilities on March 31, 2002 would have increased by approximately 3 percent compared with the previous fiscal year-end if the value of the yen had remained the same on March 31, 2002 as it was on March 31 of the previous year.) The increase was attributable to an increase in future insurance policy benefits and other, and the receipt of customer deposits in the banking business, although notes and accounts payable, trade decreased. Among current liabilities, notes and accounts payable, trade decreased 157.4 billion yen, or 17.0 percent, to 767.6 billion yen. Accounts payable, other and accrued expenses increased 62.0 billion yen, or 7.7 percent, to 869.5 billion yen. The decrease in notes and accounts payable, trade was primarily due to a decrease in purchasing that resulted from adjustments in production in the Electronics segment. Among long-term liabilities, future insurance policy benefits and other increased by 314.4 billion yen, or 23.0 percent, to 1,680.4 billion yen. This increase was a result of net increases in life insurance-in-force in the life insurance business. Accrued pension and severance costs increased 78.3 billion yen, or 35.5 percent, to 299.1 billion yen. The increase was primarily due to an increase in benefit obligations as a result of increased lengths of service of employees and a review of discount rates and other factors used to calculate benefit obligations. The increase in accrued pension and severance costs also increased because an additional minimum pension liability was recorded, due to decreases in the current value for pension assets held by Sony Corporation reflecting sluggish stock market conditions in Japan during the year.

Total interest-bearing debt (the total of short-term borrowings and long-term debt) on March 31, 2002 was 1,192.7 billion yen, almost unchanged from the end of the previous fiscal year. Of this amount, short-term borrowings decreased 72.3 billion yen, or 38.9 percent, to 113.3 billion yen primarily as a result of refinancing a portion as long-term debt.

Stockholders’ equity on March 31, 2002 increased by 55.0 billion yen, or 2.4 percent, to 2,370.4 billion yen compared with the previous fiscal year-end. Stockholder’s equity increased because the amount of stockholders’ equity that was deducted for foreign currency translation adjustments decreased from 323.3 billion yen at the end of the previous fiscal year to 225.8 billion yen, due to the depreciation of the yen. The ratio of stockholders’ equity to total assets decreased from 29.6 percent to 29.0 percent.

Refer to an unaudited condensed balance sheet for the Financial Services segment in Operating Performance by Business Segment.

Cash Flows

(The fiscal year ended March 31, 2002 compared with the fiscal year ended March 31, 2001)

During the fiscal year ended March 31, 2002, Sony generated 737.6 billion yen (an increase of 192.8 billion yen, or 35.4 percent, compared with the previous year) of net cash from operating activities. While less cash was generated due to lower profits and cash was used to decrease accounts payable during a time of production adjustments in the Electronics segment, a significant decrease in inventory (improving cash flow by 394.0 billion yen compared with the previous fiscal year) brought on by improved inventory management in that same segment, and collection of notes and accounts receivable (which had been at a high level at the end of the previous fiscal year) contributed to the improvement in cash flow from operating activities. Cash generated from operating activities in the Financial Services segment was 301.6 billion yen, an increase of 17.7 billion yen, or 6.2 percent, compared with the previous fiscal year.

During the year, 767.1 billion yen in cash was used in investing activities (an increase of 48.1 billion yen, or 6.7 percent) due to a significant expansion in payments for investments and advances in the financial services business, resulting from an increase in assets under management. The increase in cash used in investing activities occurred despite a reduction in payments for the purchase of fixed assets during the year, due to such prioritization in such investments. Payments for the purchase of fixed assets decreased 79.5 billion yen to 388.5 billion yen compared with previous year due to restraint in the Electronics and Game segments. Other investing activities during the fiscal year (excluding Financial Services) included approximately 20.0 billion yen that Sony contributed in cash as a portion of its investment in Sony Ericsson Mobile Communications and 14.9 billion yen Sony invested in Square Co., Ltd., a major game software developer. Cash used in investing activities in the Financial Services segment was 401.9 billion yen, an increase of 110.8 billion yen, or 38.0 percent, compared with the previous fiscal year.

As a result of these factors, net cash flow (the difference between cash generated from operating activities and cash used in investing activities) was negative 29.5 billion yen for the fiscal year. In the previous fiscal year, net cash flow was also negative at minus 174.3 billion yen. In terms of net cash flow excluding Financial Services, however, the figure was positive 67.1 billion yen for the fiscal year, a significant improvement over the negative 264.4 billion yen recorded in the previous fiscal year. (Refer to a condensed cash flow statement for the Financial Services segment in Operating Performance by Business Segment.)

During the year ended March 31, 2002, 85.0 billion yen of net cash was acquired from financing activities. Funds were acquired through issuance of long-term debt and short-term borrowings, including 150.0 billion yen in straight bonds issued by Sony Corporation and 62.0 billion yen in medium term notes issued through a finance subsidiary in the U.S.; however, funds were used to redeem long-term debt and repay short-term borrowings. The result of these activities was a 78.1 billion yen decrease during the fiscal year of short-term borrowings, which had increased in the previous fiscal year. In addition, 106.5 billion yen of new funds were acquired in the form of deposits from customers in the banking business that began operations during the year. Sony paid cash dividends of 23.0 billion yen during the year.

Accounting for all these factors and the effect of exchange rate changes, the total outstanding balance of cash and cash equivalents at the end of the fiscal year increased 76.6 billion yen, or 12.6%, to 683.8 billion yen, compared with the end of the previous fiscal year.

Cash Flows

(The fiscal year ended March 31, 2001 compared with the fiscal year ended March 31, 2000)

During the fiscal year ended March 31, 2001, Sony generated 544.8 billion yen (a decrease of 34.7 billion yen, or 6.0 percent, compared with the previous year) of net cash from operating activities.||While future insurance policy benefits and other increased, a significant increase in inventories brought about by increased manufacturing output in the Electronics and Game segments, and an increase in notes and accounts receivable contributed to the decrease in net cash from operating activities compared with the previous year. Cash generated from operating activities in the Financial Services segment was 283.9 billion yen, an increase of 109.6 billion yen, or 62.9 percent, compared with the previous fiscal year.

During the year, 719.0 billion yen in cash was used in investing activities (an increase of 269.2 billion yen, or 59.8 percent) due to an expansion in payments for investments and advances in the financial services business, resulting from an increase in assets under management, and an increase in payments for purchases for fixed assets. During the year, payments for the purchases of fixed assets were 468.0 billion yen (an increase of 65.0 billion yen) primarily in the Electronics, Game, and Other segments. Other investing activities (other than Financial Services) included 13.4 billion yen invested in Tokyu Cable Television in Japan. Investments in the U.S. included 8.3 billion yen in Revolution Studios, a film production company. Investments in Europe included 5.3 billion yen in Canal+ Technologies, a developer of digital and interactive television-related software solutions. Cash used in investing activities in the Financial Services segment was 401.9 billion yen, an increase of 110.8 billion yen, or 38.1 percent, compared with the previous fiscal year.

As a result of these factors, net cash flow (the difference between cash generated from operating activities and cash used in investing activities) was a negative 174.3 billion yen for the fiscal year. In the previous fiscal year, net cash flow was a positive 129.8 billion yen. Net cash flow excluding Financial Services was a negative

264.4 billion yen for the fiscal year, a significant deterioration over the positive 15.6 billion yen recorded in the previous fiscal year. (Refer to a condensed cash flow statement for the Financial Services segment in Operating Performance by Business Segment.)

During the year ended March 31, 2001, 134.4 billion yen of net cash was acquired from financing activities. Funds were acquired through a significant increase in both long-term debt and short-term borrowings, at the same time funds were used to pay down long-term debt. The acquisition of funds through the increase in long-term debt came primarily through the issuance in Japan by Sony Corporation of 150.0 billion yen in straight bonds and the issuance in the U.S. of 86.0 billion yen in commercial paper. Sony paid cash dividends of 22.8 billion yen during the year.

Accounting for all these factors and the effect of exchange rate changes, the total outstanding balance of cash and cash equivalents at the end of the fiscal year decreased 18.8 billion yen, or 3.0%, to 607.2 billion yen, compared with the end of the previous fiscal year.

RESEARCH AND DEVELOPMENT

Sony believes research and development activities are vital to the growth of its business. Accordingly, Sony actively undertakes research and development in various areas that are expected to become important in the future. Business units are responsible for matters that require rapid introduction to the market and technology centers handle matters that require lateral coordination. Sony headquarters is responsible for overall strategic matters. Overseas laboratories, taking advantage of the strengths and unique characteristics of their respective locales, actively collaborate with the technology centers and laboratories that are under the direct supervision of headquarters.

In order to further strengthen Sony’s positioning for the broadband network era, in April 2002, Sony reorganized the corporate laboratories, overseen directly by headquarters, into the following nine units:

•	Contents & Applications Laboratory (content related application technology)

•	Broadband Applications Laboratories (networking related application technology)

•	Networked CE Development Laboratories (networked consumer electronics technology)

•	Ubiquitous Technology Laboratories (communications and security technology)

•	Storage Technology Laboratories

•	Display Technology Laboratories

•	Materials Laboratory (material and device technology)

•	A3 Research Center (signal processing technology)

•	Digital Creatures Laboratory (robotic technology)

In addition to the corporate laboratories listed above, three laboratories concentrate on research and development of basic technologies in emerging fields. They are the Fusion Domain Laboratory (focusing on leading-edge convergence technology), the Materials Science Laboratories (focusing on nano- and bio-technology), and the Cyber Technologies Laboratory (focusing on information processing technology).

Research and development expenses for the fiscal year ended March 31, 2002 increased 16.5 billion yen, or 4.0 percent, to 433.2 billion yen, compared with the previous year. The ratio of research and development expenses to sales (excluding the Financial Services segment) increased from 6.0 percent to 6.1 percent. With respect to the breakdown of major research and development expenses, expenses in the Electronics segment increased 2.5 billion yen, or 0.7 percent, to 383.4 billion yen, and expenses in the Game segment increased 14.0 billion yen, or 40.9 percent, to 48.2 billion yen. Of the expenses used in the Electronics segment, approximately 64 percent were for development of prototypes of new products and the remainder, approximately 36 percent, were for the development of mid-to-long term new technologies in such areas as semiconductors, communications, and displays. The increase in expenses used in the Game segment centered on next generation semiconductor architecture and network-related technologies for hardware.

Research and development expenses for the fiscal year ended March 31, 2001 increased by 22.2 billion yen, or 5.6 percent, to 416.7 billion yen compared with the previous year, primarily in the Electronics segment. However, the ratio of research and development expenses to sales (excluding the Insurance segment) decreased from 6.3 percent to 6.0 percent. With respect to the breakdown of major research and development expenses, such expenses in the Electronics segment increased by 22.8 billion yen, or 6.4 percent, to 380.9 billion yen, and such expenses in the Game segment decreased by 0.7 billion yen, or 1.9 percent, to 34.2 billion yen. Of such expenses in the Electronics segment, slightly more than 70 percent was for development of prototypes of new products and the remainder, slightly less than 30 percent, was for the development of mid-to-long term new technologies in such areas as semiconductors, communications, and displays.

NUMBER OF EMPLOYEES

Sony’s consolidated number of employees at the end of March 2002 was approximately 168,000, a decrease of approximately 13,700 from the end of March 2001. The decrease is attributable to a reduction of the number of employees primarily in the Electronics and Music segments.

STRATEGIC DEVELOPMENTS AND FORECAST

This section, including the Forecast of Consolidated Results, contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and which applies to this entire document.

The following is a summary of certain, recent strategic developments and Sony’s forecast for its fiscal year ending March 31, 2003.

Management’s Recognition of Issues and Policy regarding those Issues Going Forward

Sony’s management endeavors to develop the best possible management strategy given the current operating environment and information available to it.

The global economic environment in which Sony operates continued to show weakness during the fiscal year ended March 31, 2002, reflecting the further economic slowdown and a weakening of the information and communications industry. As a result of these challenges, Sony twice revised downward the forecast issued at the beginning of the fiscal year.

In response to the difficult business environment, Sony took several steps to improve its performance, especially in the Electronics, Music and Pictures segments, such as the prioritization and concentration of businesses, a reduction of fixed costs, and a reinforcement of inventory management. In order to strengthen the mobile handset business, Sony established a joint venture with Ericsson on October 1, 2001.

The PlayStation 2 business gained stature during the fiscal year as a platform that generates a positive return through the steady penetration of its hardware and the frequent release of attractive software. As a result, in the Game segment, sales exceeded the 1,000 billion yen milestone and profitability significantly increased. During the fiscal year, the second year since its launch, the PlayStation 2 business entered its harvest stage.

Since Sony expects the severe economic environment to continue in the next fiscal year, it plans to raise its level of profitability through further restructuring of the Sony Group—in all the businesses under its umbrella: Electronics, Game, Music, Pictures, Internet Communication Services and Financial Services. Regarding Aiwa

Co., Ltd., in addition to engaging in further restructuring initiatives, Sony decided to take the company private on October 1, 2002 with the goal of developing a new brand strategy.

Over the near-term and in preparation for an environment in which broadband network, which is expected to arrive in the near future, and wireless networks are wide-spread, Sony expects to position Electronics, Game and Content (which includes Music and Pictures) as its core sectors. Sony intends to strengthen the competitiveness of these sectors by clarifying their principal business domains and concentrating its resources on them.

The first step in this process was the establishment of the “Network Application and Content Service Sector” (“NACS”) in April 2002, designed to strengthen mutual cooperation between the network-related businesses in these sectors.

Sony aims to bolster the technology and expertise of the Sony Group and to achieve a competitive advantage in the market through the promotion of various alliances with partners outside of Sony.

Through all of these initiatives, Sony seeks to strengthen its brand value and create corporate value as a global “Media & Technology Company”.

Recent Strategic Developments and Business Alliances

In an environment of rapidly advancing technology, Sony is engaging in alliances with other companies to quickly and efficiently expand its business given limited resources.

In the area of semiconductors and devices, in May 2001, Sony and Toshiba Corporation agreed to develop jointly process and design technologies for 0.1 micron and 0.07 micron next generation system large scale integration (LSI). Joint development, taking place at a Toshiba laboratory, began in May 2001, and is planned to continue through the end of the fiscal year ending March 31, 2004. The research budget is 15.0 billion yen, with each company contributing half. In addition to this agreement, IBM Corporation, Sony Corporation, Sony Computer Entertainment Inc., and Toshiba Corporation announced in April 2002 their agreement to develop jointly next generation and beyond semiconductor process technology over the next several years, using silicon-on-insulator technology and leading-edge materials. In this alliance, several hundred million U.S. dollars will be spent over four years to develop new process technologies with features as small as 0.05 micron on 300 mm wafers.

In the area of flat-panel display devices, in January 2002, Sony Corporation and Toyoda Automatic Loom Works, Ltd. each invested an additional 10.0 billion yen, for a total of 20.0 billion yen, in ST-LCD, a joint venture company previously established by the two companies. With demand for low-temperature polycrystalline silicon TFT LCDs expected to increase, the additional investment was made in accordance with ST-LCD’s expenditure of 75.0 billion yen to establish a second production line in the fall of 2001, with plans to start operation of that line during the fiscal year ending March 31, 2003. After the investment, the total paid-in capital of ST-LCD was 50.0 billion yen, 25.0 billion yen of which was provided by Sony.

In the area of mobile phone handsets, Sony and Ericsson of Sweden invested equally to establish Sony Ericsson Mobile Communications, a company devoted to expanding mobile phone business worldwide. This company began operations in October 2001. The mobile phone businesses of both companies have been transferred to the new company which is now solely responsible for product research, design, and development, as well as marketing, sales, distribution, and customer service.

In order to implement a new brand strategy, Sony decided to take Aiwa Co., Ltd. (“Aiwa”) private through a stock exchange on October 1, 2002. The transaction is contingent upon Aiwa undertaking further restructuring initiatives including significant reductions in consolidated fixed costs by October 1.

In the Game segment, Sony Computer Entertainment Inc. (“SCEI”) acquired all new shares issued by Square Co., Ltd. in October 2001. SCEI invested approximately 14.9 billion yen, acquiring approximately 19 percent of Square’s total shares outstanding. The purpose of the investment was to improve the game software production and development capabilities of Square, a company which owns popular software titles for use on the PlayStation and PlayStation 2 platform.

To establish business models which combine hardware with networks, in April 2002 Sony and RealNetworks® Inc. entered into a strategic alliance relating to software technology that is used in the distribution of digital content. On May 1, 2002, Sony also acquired approximately 1 percent of RealNetworks’ total shares outstanding. The agreement represents an extension of an existing relationship between the two companies and was undertaken to respond to the rapid expansion of network distribution of digital audio and video content to personal computers and to a new generation of networked consumer electronics products. Both companies are committed to working together to provide user-friendly technology that will expand digital distribution business opportunities.

In the Music segment, U.S. based Sony Music Entertainment Inc. and Universal Music Group established a joint venture in December 2000 known as pressplay. pressplay began a subscription-based digital music distribution service in the U.S. in December 2001.

In the Pictures segment, U.S. based Sony Pictures Entertainment partnered with four other studios in the U.S. to establish Movielink in August 2001. Movielink will offer a broad selection of theatrically released motion pictures via digital delivery for broadband Internet users in the U.S. The service is expected to begin in late 2002.

In the Financial Services segment, Sony Bank Inc., which was established as a personal Internet bank, began operations in June 2001. The total paid-in capital of the bank is 37.5 billion yen, 30.0 billion yen of which was provided by Sony Corporation. In April 2002, Sony Finance International, Inc. began deployment of eLIO, a safe and easy-to-use credit service based on “FeliCa.” “FeliCa” is a non-contact IC card technology developed independently by Sony for Internet shopping. The service is designed to make shopping via the Internet in the broadband era both personal and convenient. Simultaneously with the deployment of the eLIO service, Sony began gathering subscribers to the “My Sony Card,” a credit card which has eLIO built-in.

The Use of EVA® Methodology

Aiming to increase corporate value, Sony uses EVA®* as one of its internal evaluation measures. In the Electronics segment, the first segment to introduce EVA® as a means of evaluating overall performance, recognition of return on invested capital and cost of capital has spread and proactive efforts have been made to improve EVA®. These efforts include a focus on key businesses to concentrate management resources in highly growing and profitable areas and a control of investments and inventories to improve capital efficiency. Sony has also introduced EVA® as a means of evaluating the overall performance of the Game, Music and Pictures segments.

In addition to introducing EVA® as a means of evaluating segment performance, Sony is working to link EVA® to its compensation system so that the actions of Sony group employees are connected to an increase in corporate value. The Electronics segment was also the first segment to introduce this compensation-link system. In this segment, at Sony Corporation, achievement of EVA® targets are linked to a portion of the annual bonus for all managers, in addition to the bonuses of executive officers and higher-ranking managers for which the system was already introduced. Sony is currently reviewing how best to implement the EVA®-based compensation system in the Music and Pictures segments.

*EVA® (Economic Value Added) is a trademark of Stern Stewart & Co.

Forecast of Consolidated Results

Factors which may affect Sony’s financial performance include the following: market conditions in major areas where Sony conducts its businesses such as general economic conditions, levels of consumer spending, foreign exchange fluctuations, taxation policies of individual countries, and trading tariffs, as well as subjective and changing consumer preferences and changing demographics, penetration ratios of products, Sony’s ability to continue to design, develop, manufacture, sell, and win acceptance of its products and services, procurement of key devices, research and development expenses and depreciation expenses on capital expenditures for making high value-added and digital network products, Sony’s ability to protect its intellectual property, and various costs including expenses for raw materials, personnel, and royalties.

Regarding the forecast of consolidated results for the fiscal year ending March 31, 2003, the severe operating environment is expected to continue due to such factors as continued uncertainty stemming from an economic recovery in the U.S. that is weaker than the recovery seen in a normal business cycle, a trend toward falling prices in accordance with worldwide commoditization in the electronics industry, and no change in indications that the music industry is maturing. However, Sony’s consolidated sales are expected to increase, and operating income, income before income taxes, and net income are expected to improve compared with the fiscal year ended March 31, 2002. This forecast assumes that the yen for the fiscal year ending March 31, 2003 will weaken against the U.S. dollar and euro compared with the fiscal year ended March 31, 2002.

The aforementioned consolidated forecast for the fiscal year ending March 31, 2003 includes the following factors:

In the Electronics segment, operating income is expected to increase significantly while sales are expected to decrease slightly. By business category, we expect to improve the profitability of our brand business through the strengthening of our television and display device businesses, the enhancing of our network-capable products and the augmenting of our cost competitiveness. Also, we expect to expand our charge coupled device (“CCD”) and high temperature poli-silicon liquid crystal display (“LCD”) enterprises in our semiconductor business, and strengthen our low temperature poli-silicon LCD and battery enterprises in our device business. An improvement in our broadcast and professional use equipment business is also expected. Continued losses at Aiwa Co. Ltd., in part due to further restructuring efforts, are expected.

In the Game segment, an increase in sales is expected as a result of an increase in software unit sales and further penetration of PlayStation 2 hardware. In terms of profit performance, an increase in operating income is expected as a result of an increase in the previously mentioned unit sales of software, and as a result of further reductions in the manufacturing cost of PlayStation 2 hardware.

In the Music segment, an increase in sales is expected as a result of the strength of the new release schedule. Profitability is expected to improve as a result of the realization of savings due to restructuring initiatives.

In the Pictures segment, an increase in sales is expected due to the release of major motion pictures including Spider-Man. An improvement in profitability is expected due to the strong theatrical performance of Spider-Man, an increase in operating income in the U.S. cable oriented television business, and the realization of savings due to restructuring initiatives.

In the Financial Services segment, an increase in sales is expected due to an increase in insurance-in-force from individual insurance products in both the life insurance and non-life insurance businesses. Although losses are expected to continue to be recorded in the non-life insurance business and the banking business, operating income is expected to increase for the segment due to the increase in insurance-in-force from individual life insurance products in the life insurance business.

In the first quarter of the fiscal year ending March 31, 2003, Sony received 679 million U.S. dollars in proceeds and recorded approximately 500 million U.S. dollars in gain on sales of securities investments and other, net (in other income) for the sale of Telemundo Communications Group, Inc. and affiliates, an affiliated company accounted for under the equity method.

Research and development expenses for the fiscal year ending March 31, 2003 are expected to remain at the same level as the fiscal year ended March 31, 2002. This reflects, in the Electronics segment, new product introduction activities and research and development activities in such areas as communications, next-generation displays, optical/magnetic data storage, and semiconductors and, in the Game segment, research and development activities in such areas as semiconductor and network-related technology, as well as development and production activities for PlayStation 2 game software.

Capital expenditures (additions to fixed assets) for the fiscal year ending March 31, 2003 are expected to decrease by approximately 47.0 billion yen, or approximately 14 percent, to approximately 280.0 billion yen, compared with those in the fiscal year ended March 31, 2002. This is primarily because we plan to prioritize investment in manufacturing equipment for electronic devices including semiconductors and LCDs.

Depreciation and amortization expenses, including amortization of intangible assets and of deferred insurance acquisition costs, for the fiscal year ending March 31, 2003 are expected to be almost flat at approximately 350.0 billion yen compared with those in the fiscal year ended March 31, 2002. This reflects an increase in amortization of deferred insurance acquisition costs to be offset by a decrease of depreciation in the Electronics segment. Depreciation expenses for the fiscal year ending March 31, 2003 are expected to decrease by approximately 38.0 billion yen, or approximately 13 percent, to approximately 260.0 billion yen, compared with those in the fiscal year ended March 31, 2002.

Dividend Policy

A year-end cash dividend of 12.5 yen per share of Sony Corporation common stock was approved at the ordinary general meeting of shareholders, which was held on June 20, 2002. Sony Corporation had already paid 12.5 yen per share to each shareholder; accordingly the annual cash dividend per share was 25.0 yen.

Sony believes that by continuously increasing corporate value, its shareholders can be rewarded. Accordingly, as for retained earnings, Sony plans to utilize them to carry out various investments that are indispensable for ensuring future growth and strengthening competitiveness.

CRITICAL ACCOUNTING POLICIES

The SEC recently issued Financial Reporting Release No. 60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies” (“FRR 60”), suggesting companies provide additional disclosure and commentary on those accounting policies considered most critical. FRR 60 considers an accounting policy to be critical if it is important to the Company’s financial condition and results of operations, and requires management’s subjective or significant judgment, often as a result of estimates about the effect of matters that are inherently uncertain. For a summary of Sony’s significant accounting policies, including the critical accounting policies discussed below, please see Note 2 of Notes to the Consolidated Financial Statements.

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, Sony evaluates its estimates which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. The following accounting policies require significant management judgments and estimates.

Impairment of long-lived Assets

Sony reviews the carrying value of its long lived assets held and used, intangible assets that do not have indefinite lives and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is performed using estimates of future cash flows. If the carrying value of the asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets.

Goodwill and other intangible assets

Goodwill and other intangible assets that are determined to have an indefinite life are not amortized and are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying value. Fair value for these assets is determined using a discounted cash flow analysis, which is based on an authorized business plan. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations.

Pension benefit costs

Employee pension benefit costs and obligations are dependent on assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, retirement rates and mortality rates which are based upon current statistical data, as well as salary growth, long-term return on plan assets and other factors. In accordance with U.S.GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligations in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Sony’s pension obligations and future expense.

Future insurance policy benefits

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yields, mortalities, morbidity, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from approximately 1.5% to 6.25%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the life insurance subsidiary’s own experience or various actuarial tables. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Sony’s future insurance policy benefits.

Tax asset valuation

In establishing the appropriate valuation reserve for tax loss carry-forwards, all available evidence, both positive and negative, needs to be considered. Information on historical results is supplemented by all currently available information on future years, as realization of tax loss carry-forwards is dependent on each company generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes, judging from an authorized business plan, it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets which are considered realizable, however, could change in the near term if estimates of future taxable income during the carryforward period are changed.

Film accounting

An aspect of film accounting that requires the exercise of judgment relates to the process of estimating the total revenues to be received throughout a film’s life cycle. Such estimate of a film’s ultimate revenue is important for two reasons. First, while a film is being produced and the related costs are being capitalized, it is necessary for management to estimate the ultimate revenue, less additional costs to be incurred, including exploitation costs which are expensed as incurred, in order to determine whether the value of a film has been impaired and thus requires an immediate write off of unrecoverable film costs. Second, the amount of film costs recognized as cost of sales for a given film as it is exhibited in various markets throughout its life cycle is based upon the proportion that current period actual revenues bear to the estimated ultimate total revenues.

Management bases its estimates of ultimate revenue for each film on several factors including the historical performance of similar genre films, the star power of the lead actors and actresses, the expected number of theaters at which the film will be released, anticipated performance in the home entertainment, television and other ancillary markets, and agreements for future sales. Management updates such estimates based on the actual results to date of each film. While management believes that the estimates are reasonable, differences in actual experience or changes in estimates may affect the future valuation or amortization of film costs.

RECENTLY ADOPTED ACCOUNTING STANDARDS

Derivative instruments and hedging activities

On April 1, 2001, Sony adopted Statement of Financial Accounting Standards (“FAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB Statement No. 133”. FAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No. 133 requires an entity to recognize all derivatives, including certain derivative instruments embedded in other contracts, as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders’ equity or net income depending on whether the derivative instruments qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

As a result of the adoption of the new standards, Sony’s operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by 3.0 billion yen, 3.4 billion yen and 2.2 billion yen, respectively. Additionally, on April 1, 2001, Sony recorded a one-time non-cash after-tax unrealized gain of 1.1 billion yen in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of 6.0 billion yen in the cumulative effect of accounting changes in the consolidated statement of income. This after-tax gain was primarily attributable to fair value adjustments of convertible rights embedded in convertible bonds held by Sony’s life insurance subsidiary as available-for-sale debt securities.

Goodwill and other intangible assets

In July 2001, the Financial Accounting Standards Board (“FASB”) issued FAS No. 142, “Goodwill and Other Intangible Assets” which supersedes Accounting Principles Board Opinion (“APB”) No. 17, “Intangible Assets”. This new statement addresses the accounting for acquired goodwill and other intangible assets. Sony elected early adoption of this new accounting standard retroactive to the beginning of the fiscal year. Under FAS No. 142, goodwill and certain other intangible assets that are determined to have an indefinite life will no longer be amortized, but rather will be tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Prior to the adoption of FAS No. 142, goodwill recognized in acquisitions accounted for as purchases was amortized on a straight-line basis principally over a 20 or 40-year period. As a result of the adoption of FAS No. 142, Sony’s operating income and income before income taxes for the year ended March 31, 2002 increased by 20.1 billion yen and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by 18.9 billion yen.

Business combinations

In July 2001, the FASB issued FAS No. 141, “Business Combinations”. FAS No. 141 supersedes APB No. 16, “Business Combinations” and FAS No. 38, “Accounting for Preacquisition Contingencies of Purchased

Enterprises”. Under FAS No. 141, all business combinations are required to be accounted for under a single method, the purchase method. This new statement prohibits the use of the pooling-of-interests method, which was previously permitted under APB No. 16, for business combinations initiated after June 30, 2001.

Accounting for consideration paid to a reseller

In the fourth quarter of the year ended March 31, 2002, Sony adopted Emerging Issues Task Force (“EITF”) Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products” (“EITF No. 00-25”), which was later codified along with other similar issues into EITF Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products” (“EITF No. 01-09”), retroactive to April 1, 2001. EITF No. 01-09 clarifies the income statement classification of costs incurred by a vendor in connection with the reseller’s purchase or promotion of the vendor’s products, resulting in certain cooperative advertising and product placement costs previously classified as selling, general and administrative expenses to be reflected as a reduction of revenues earned from that activity. The accounting change did not have any effect on operating income or a material effect on net sales and selling, general and administrative expenses for the year ended March 31, 2002. Sony has not reclassified the financial statements for prior years due to immateriality.

Film accounting

In June 2000, Sony elected early adoption of Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films”, issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. SOP 00-2 established new film accounting standards, including changes in revenue recognition and accounting for advertising, development and overhead costs. Specifically, SOP 00-2 requires all exploitation costs, such as advertising expenses and marketing costs, for theatrical and television product to be expensed as incurred. This compares to Sony’s previous policy of first capitalizing and then expensing advertising costs for theatrical and television product over the related revenue streams. In addition, SOP 00-2 requires development costs for abandoned projects and certain indirect overhead costs to be charged directly to expense, instead of those costs being capitalized to film costs, which was required under the previous accounting standards. SOP 00-2 also requires all film costs to be classified in the balance sheet as non-current assets. The provisions of SOP 00-2 in other areas, such as revenue recognition, generally are consistent with Sony’s existing accounting policies.

Sony adopted SOP 00-2 retroactive to April 1, 2000. As a result, Sony’s net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of 101.7 billion yen, primarily to reduce the carrying value of its film inventory. The charge has been reflected as a cumulative effect of an accounting change in the accompanying consolidated statements of income.

Revenue recognition

In the fourth quarter of the year ended March 31, 2001, Sony adopted Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, issued by the United States of America Securities and Exchange Commission retroactively to April 1, 2000. As a result, Sony has changed its method of accounting for revenues from electronics, game and music sales. Revenues from electronics, game and music sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Following SAB No. 101, revenues are recognized when the product is delivered to the customer delivery site. Previously Sony followed the guidance of FASB Statement of Financial Accounting Concept (“SFAC”) No. 5 “Recognition and Measurement in Financial Statements of Business Enterprises” in which revenues were recognized when Sony had substantially completed all of its obligations pursuant to the terms of the sales contract. Under the guidance of SFAC No. 5, Sony viewed its obligation under the sales contract to be substantially completed when products were shipped and recognized revenues at that time. In accordance with SAB No. 101, Sony has recorded a one-time non-cash charge of 2.8 billion yen, including 0.5 billion yen income tax expense, which represents the net impact of sales that were previously recognized in the year ended March 31, 2000. These sales were subsequently recognized in the year ended March 31, 2001 due to the adoption of SAB No. 101. The charge has been reflected as a cumulative effect of an accounting change in the accompanying consolidated statements of income. The accounting change did not have a material effect on Sony’s consolidated statements of income for the year ended March 31, 2001.

RECENT PRONOUNCEMENTS

Impairment or Disposal of Long-Lived Assets

In October 2001, the FASB issued FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective for fiscal years beginning after December 15, 2001. FAS No. 144 replaces FAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and the accounting and reporting provisions of APB No. 30 “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for the disposal of segments of a business. FAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and modifies the accounting and disclosure rules for discontinued operations. Sony adopted FAS No. 144 on April 1, 2002. The adoption of FAS No. 144 is not expected to have a material impact on Sony’s results of operations and financial position.

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement shall be effective for fiscal years beginning after June 15, 2002. Sony is now in the process of assessing the impact that the statement will have on Sony’s results of operations and financial position.

FAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”

In April 2002, the FASB issued FAS No. 145, effective for fiscal years beginning or transactions occurring after May 15, 2002. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others. Sony is now in the process of assessing the impact that the statement will have on Sony’s results of operations and financial position.

Item 6.    Directors, Senior Management and Employees

Directors and Senior Management

Set forth below are the current Sony Corporation Directors and Statutory Auditors, their date of birth, the year in which they were first elected, their current position, prior positions held within the last five years, and other principal directorships outside the Sony group as of June 21, 2002.

Directors
Norio Ohga	Date of Birth:	January 29, 1930
	Director or Statutory Auditor since:	1972
	Current Position:	Director, Chairman of the Board
	Prior Position:	Representative Director, Chairman and Chief Executive Officer (“CEO”)
	Other Principal Directorship:	None

Nobuyuki Idei	Date of Birth:	November 22, 1937
	Director or Statutory Auditor since:	1989
	Current Position:	Representative Director, Chairman and Chief Executive Officer (“CEO”)
	Prior Position:	Representative Director, President and Co-CEO
	Other Principal Directorship:	Director of General Motors Corporation and Nestlé S.A.

Kunitake Ando	Date of Birth:	January 1, 1942
	Director or Statutory Auditor since:	2000
	Current Position:	Representative Director, President and Chief Operating Officer (“COO”)
	Prior Position:	President of Personal IT Network Company, a former internal unit of Sony Corporation
	Other Principal Directorship:	None

Teruhisa Tokunaka	Date of Birth:	August 9, 1945
	Director or Statutory Auditor since:	1999
	Current Position:	Representative Director, Executive Deputy President and Chief Financial Officer (“CFO”)
	Prior Position:	President and CEO of Sony Computer Entertainment Inc.
	Other Principal Directorship:	None

Minoru Morio	Date of Birth:	May 20, 1939
	Director or Statutory Auditor since:	1988
	Current Position:	Director, Vice Chairman, in charge of EMCS
	Prior Position:	Representative Director, Executive Deputy President and Chief Technology Officer (“CTO”)
	Other Principal Directorship:	Director of Applied Materials, Inc.

Teruo Masaki	Date of Birth:	August 7, 1943
	Director or Statutory Auditor since:	1999
	Current Position:	Director, Corporate Senior Executive Vice President, and Group General Counsel in charge of Legal Matters, Intellectual Property and Compliance
	Prior Position:	Deputy President of Sony Corporation of America
	Other Principal Directorship:	None

Howard Stringer	Date of Birth:	February 19, 1942
	Director or Statutory Auditor since:	1999
	Current Position:	Director, Chairman and CEO of Sony Corporation of America
	Prior Position:	Chairman and CEO of Tele-TV
	Other Principal Directorship:	Director of Six Continents PLC

Ken Kutaragi	Date of Birth:	August 2, 1950
	Director or Statutory Auditor since:	2000
	Current Position:	Director, President and CEO of Sony Computer Entertainment Inc.
	Prior Position:	Executive Vice President and COO of Sony Computer Entertainment Inc.
	Other Principal Directorship:	None

Iwao Nakatani	Date of Birth:	January 22, 1942
	Director or Statutory Auditor since:	1999
	Current Position:	Director
	Prior Position:	Professor at Hitotsubashi University Faculty of Commerce and Management
	Other Principal Directorship:	Director of Research, UFJ Institute Ltd., President of Tama University, Director of JSAT Corporation, and Director of ASKUL Corporation

Göran Lindahl	Date of Birth:	April 28, 1945
	Director or Statutory Auditor since:	2001
	Current Position:	Director
	Prior Position:	President and CEO of ABB Ltd.
	Other Principal Directorship:	Director of E. I. du Pont de Nemours and Company, Director of Anglo American plc, Director of INGKA Holding BV (IKEA) and Director of Ratos AB

Akishige Okada	Date of Birth:	April 9, 1938
	Director or Statutory Auditor since:	2002
	Current Position:	Director
	Prior Position:	Director, President and CEO of the Sakura Bank, Ltd.
	Other Principal Directorship:	Chairman of the Board of Sumitomo Mitsui Banking Corporation

Statutory Auditors
Akihisa Ohnishi	Date of Birth:	March 10, 1937
	Director or Statutory Auditor since:	1993
	Current Position:	Standing Statutory Auditor
	Prior Position:	Same position within the last five years

Takafumi Abe	Date of Birth:	July 20, 1938
	Director or Statutory Auditor since:	2000
	Current Position:	Standing Statutory Auditor
	Prior Position:	President of Sakura Investment Management Co., Ltd.

Tadasu Kawai	Date of Birth:	May 7, 1941
	Director or Statutory Auditor since:	2002
	Current Position:	Standing Statutory Auditor
	Prior Position:	Corporate Senior Vice President of Sony Corporation

Masasuke Ohmori	Date of Birth:	May 11, 1937
	Director or Statutory Auditor since:	2001
	Current Position:	Statutory Auditor
	Prior Position:	Director-General of Cabinet Legislation Bureau

Set forth below are the current Sony Corporation Executive Officers (refer to the “Board Practices” below), their date of birth, the year in which they were first elected, their current position, prior positions held within the last five years, and other principal directorships outside Sony group as of June 21, 2002.

Executive Officers
Shizuo Takashino	Date of Birth:	September 2, 1943
	Executive Officer since:	1997
	Current Position:	Executive Deputy President and President of Broadband Solutions Network Company, an internal unit of Sony Corporation
	Prior Position:	President and COO of Home Network Company, an internal unit of Sony Corporation

Akira Kondoh	Date of Birth:	February 2, 1945
	Executive Officer since:	2000
	Current Position:	Corporate Senior Executive Vice President and Corporate Treasurer, in charge of Management Platform
	Prior Position:	Deputy President of Daiwa Securities SB Capital Markets Co., Ltd.

Katsuaki Tsurushima	Date of Birth:	February 25, 1942
	Executive Officer since:	2001
	Current Position:	Corporate Senior Executive Vice President and Chief Technology Officer, Sony Corporation
	Prior Position:	Deputy President of Core technology and Network Company, an internal unit of Sony Corporation

Teruaki Aoki	Date of Birth:	October 18, 1941
	Executive Officer since:	2000
	Current Position:	Corporate Executive Vice President, in charge of Procurement Center, Sony Corporation
	Prior Position:	President and COO of Sony Electronics Inc.

Mario Tokoro	Date of Birth:	June 11, 1947
	Executive Officer since:	1997
	Current Position:	Corporate Executive Vice President and co-CTO, President of Network & Software Technology Center, Sony Corporation, and President of Sony Computer Science Laboratories, Inc.
	Prior Position:	Professor at Keio University Faculty of Science and Technology

Kenichiro Yonezawa	Date of Birth:	December 22, 1941
	Executive Officer since:	1998
	Current Position:	Corporate Executive Vice President, in charge of Corporate Human Resources and Corporate General Affairs
	Prior Position:	Officer in charge of Corporate Legal and Intellectual Property

Mitsuru Ohki	Date of Birth:	January 27, 1944
	Executive Officer since:	1997
	Current Position:	Corporate Executive Vice President, in charge of Public Relations, Corporate External Relations and Brand Strategy
	Prior Position:	President of Broadcasting and Professional Systems Company, Sony Corporation

Takeo Minomiya	Date of Birth:	January 18, 1944
	Executive Officer since:	1999
	Current Position:	Corporate Executive Vice President, and President of Semiconductor Network Company, an internal unit of Sony Corporation
	Prior Position:	President of LSI Business and Technology Development Group, Core technology and Network Company, Sony Corporation

Masayuki Nozoe	Date of Birth:	January 2, 1949
	Executive Officer since:	2002
	Current Position:	Corporate Executive Vice President, and President of Network Application and Content Service Sector, an internal unit of Sony Corporation
	Prior Position:	Co-President of Broadband Solutions Network Company, Sony Corporation

Tsutomu Yamashita	Date of Birth:	December 25, 1946
	Executive Officer since:	2002
	Current Position:	Corporate Senior Vice President President of Home Network Company an internal unit of Sony Corporation
	Prior Position:	President of Home Visual Entertainment Group, an internal unit of Home Network Company

Tetsujiro Kondo	Date of Birth:	February 9, 1949
	Executive Officer since:	1999
	Current Position:	Corporate Senior Vice President, President of A3 Research Center, Chief Technology Officer, and Deputy President of Institute of Strategy, Sony Corporation
	Prior Position:	President of Algorithm Research Center, a former internal research center of Sony Corporation

Nobuyuki Oneda	Date of Birth:	May 6, 1945
	Executive Officer since:	2002
	Current Position:	Corporate Senior Vice President Sector Officer and CFO of Network Application and Content Service Sector, an internal unit of Sony Corporation
	Prior Position:	Chief Financial Officer of Sony Electronics Inc.

Ryoji Chubachi	Date of Birth:	September 4, 1947
	Executive Officer since:	2002
	Current Position:	Corporate Senior Vice President, and President of Core technology Network Company, an internal unit of Sony Corporation
	Prior Position:	Senior Vice President of Core technology Network Company

Keiji Kimura	Date of Birth:	April 4, 1952
	Executive Officer since:	2002
	Current Position:	Corporate Senior Vice President, and President of Mobile Network Company, an internal unit of Sony Corporation
	Prior Position:	President of Information Technology Company, a former internal unit of Sony Corporation
Hiromasa Otsuka	Date of Birth:	December 7, 1950
	Executive Officer since:	2002
	Current Position:	Corporate Vice President, and President of Broadband Network Center, an internal unit of Sony Corporation
	Prior Position:	President of eSONY Development Group, an internal unit of Sony Corporation
Senji Yamamoto	Date of Birth:	April 14, 1946
	Executive Officer since:	2002
	Current Position:	Group Executive Officer, Sector Officer of Network Application and Content Service Sector, an internal unit of Sony Corporation President of Sony Communication Network Corporation
	Prior Position:	Director of Sony Systems Design Corporation
Yoshihiro Taya	Date of Birth:	December 20, 1953
	Executive Officer since:	2002
	Current Position:	Group Executive Officer Sector Officer of Network Application & Content Service Sector, an internal unit of Sony Corporation Chief Executive Officer of Sony Trading International Co, Ltd.
	Prior Position:	Officer of Global EMCS Office, Sony Corporation

All of the aforementioned Directors, excluding Mr. Ohga, Mr. Nakatani, Mr. Lindahl and Mr. Okada, hold their respective offices as Corporate Executive Officers and Group Executive Officers in addition to the position of Director. All of the aforementioned persons, with the exception of Mr. Nakatani, Mr. Lindahl, Mr. Okada, and Mr. Ohmori are engaged on a full-time basis in the affairs of Sony. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director, a Statutory Auditor, or an Executive Officer.

Compensation

The aggregate amount of remuneration, including bonuses paid and benefits in kind granted by Sony during the fiscal year ended March 31, 2002 to all Directors, Statutory Auditors, and Executive Officers (refer to “Board

Practices” below) of Sony Corporation who served during the fiscal year ended March 31, 2002, as a group (31 people), totaled 3,636 million yen. Included in this number is 55 million yen which was used for purchases of Sony Corporation’s warrants. Also, as part of Sony’s incentive compensation arrangements, Sony Corporation issued bonds with detachable warrants in Japan. The warrants, which represent rights to subscribe for Sony Corporation’s Common Stock, have been granted to the Directors, Corporate Executive Officers, Group Executive Officers, and selected employees on the date of issuance of the bonds. The warrants generally vest ratably up to three years from the date of grant and are generally exercisable up to six years from the date of grant. The portion of those warrants which was granted by Sony during the fiscal year ended March 31, 2002 to the Directors, Statutory Auditors, or Executive Officers as of May 31, 2002, and which was exercisable as of the same date, confers rights to purchase a total number of 349 thousand shares of Sony Corporation’s Common Stock. The exercise price for these warrants is 6,039 yen per share. In addition, in order to provide equity-based compensation to selected executives in Sony’s U.S. subsidiaries, Sony Corporation has issued U.S. dollar-denominated convertible bonds (“CBs”) to a holding company in the U.S., and the holding company has sold the CBs to those executives. For the purpose of carrying out this plan, the holding company lent an amount equal to the conversion price to such executives for their purchases of such CBs until the date of conversion. The CBs generally vest ratably up to three years from the date of sale and are generally exercisable up to ten years from the date of sale. The portion of those CBs which was sold by Sony during the fiscal year ended March 31, 2002 to the Directors confers rights to convert to a total number of 106 thousand shares of Sony Corporation’s Common Stock. The exercise price for these CBs is 71.28 U.S. dollars per share.

Regarding the above compensation plans, refer to Note 18 of Notes to Consolidated Financial Statements.

The aggregate amount accrued for lump-sum severance indemnities by Sony during the fiscal year ended March 31, 2002 for all Directors, Statutory Auditors, and Executive Officers of Sony Corporation as of May 31, 2002, as a group, totaled 380 million yen.

Board Practices

Under the Japanese Commercial Code, all Directors and Statutory Auditors shall be elected at the General Meeting of Shareholders. In general, under the Articles of Incorporation of Sony Corporation, the terms of office of Directors shall expire at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last closing of accounts within one year after their assumption of office, and the terms of office of Statutory Auditors shall expire at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last closing of accounts within three years (in the case of Statutory Auditors elected at an Ordinary General Meeting of Shareholders held with respect to the first closing of accounts of the financial year ending on and after May 1, 2002, four years) after their assumption of office. However, both the Directors and Statutory Auditors may serve any number of consecutive terms.

From among the Directors, the Board of Directors shall elect one or more Representative Directors. Each of the Representative Directors has the statutory authority to represent Sony Corporation in the conduct of its affairs. The term “Executive Officers” as defined here consisted of the Corporate Executive Officers and the Group Executive Officers designated by the Board of Directors of Sony Corporation and certain senior management employees, as well as certain members of the Board, who comprise the Group Executive Committee (“GEC”), the Electronics Executive Committee (“EEC”) and the Network Application and Content Services Executive Committee (“NACSEC”). Under the supervision of the Board of Directors, the GEC formulates business strategies and makes managerial decisions for the entire Sony group, while the EEC does so specifically for the Electronics business and the NACSEC does so for creation of synergies and new horizontal business models.

The Statutory Auditors of Sony Corporation are not required to be and are not certified public accountants. However, at least one (or, after the conclusion of the first Ordinary General Meeting of Shareholders held with respect to the financial year ending after May 1, 2005, at least half) of the Statutory Auditors must be a person who has not been a Director, general manager, or employee of Sony Corporation or any of its subsidiaries during the five-year period immediately prior to his election as a Statutory Auditor (or, after the conclusion of such first Ordinary General Meeting of Shareholders, a person who has not been a Director, or employee of Sony Corporation or any of its subsidiaries). The Statutory Auditors may not be Directors, managers, or employees of Sony Corporation at the same time that they serve as Statutory Auditors. Each Statutory Auditor has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the General Meeting of Shareholders and also to supervise the administration by the Directors of Sony Corporation’s affairs. Statutory Auditors shall participate in meetings of the Board of Directors but are not entitled to vote. Under the “Law concerning Special Measures to the Commercial Code with respect to Audit”, the Board of Statutory Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Statutory Auditor may note his opinion in the audit report if it is different from the opinion of the Board of Statutory Auditors that is expressed in the audit report. The Board of Statutory Auditors is empowered to establish audit principles, the method of examination by the Statutory Auditors of Sony Corporation’s affairs and financial position, and other matters concerning the performance of the Statutory Auditors’ duties.

Regarding compensation, the aggregate maximum amount of remuneration to Directors and Statutory Auditors is subject to approval at the General Meeting of Shareholders. Subject to such authorized aggregate maximum amount, the “Compensation Committee”, on behalf of the Board of Directors, determines the compensation of each Director, and the Board of Statutory Auditors determine the compensation of each Statutory Auditor. In addition, the “Compensation Committee” reviews and approves salaries and other compensation of Executive Officers. The Compensation Committee also reviews and approves various other compensation policies and matters, including the review and approval of stock option plans and grants to the Directors and Executive Officers. The Compensation Committee is composed of the following members as of May 31, 2002: Kenichi Suematsu who is the Chairman of the Compensation Committee, Peter G. Peterson and Tsunao Hashimoto. Mr. Suematsu and Mr. Peterson are outside Directors, and Mr. Hashimoto is an Advisor of Sony Corporation. Mr. Hashimoto was a Vice Chairman and Representative Director of Sony Corporation until June 1998. The Compensation Committee held six meetings in the fiscal year ended March 31, 2002.

There are no Director’s service contracts with Sony providing for benefits upon termination of service.

Pursuant to the amendments to the Commercial Code, which became effective on May 1, 2002 and the Articles of Incorporation of Sony Corporation, as amended, Sony Corporation may, by a resolution of the Board of Directors, exempt Directors from their liabilities arising in connection with the actions provided for in paragraph 1, item 5 of Article 266 of the Commercial Code to the extent permitted by law. In addition, Sony Corporation may enter into a liability limitation agreement with outside Directors which limits the maximum amount of their liabilities arising in connection with the actions provided for in paragraph 1, item 5 of Article 266 of the Commercial Code to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in each item of paragraph 19 of Article 266 of the Commercial Code. In this connection, Sony Corporation may, by a resolution of the Board of Directors, exempt Statutory Auditors from their liabilities to the extent permitted by law.

Employees

As of March 31, 2002, Sony had approximately 168,000 employees, including fixed-term employees, a decrease of approximately 13,800 from the number as of March 31, 2001. The decrease is attributable to a reduction of the number of employees, primarily in the Electronics and Music businesses. The number of employees in the Game business increased. As of March 31, 2002, approximately 68,700 employees were located in Japan and 99,300 outside Japan, and approximately 12 percent were members of labor unions. As of March 31, 2001, Sony had approximately 181,800 employees, including fixed-term employees, a decrease of approximately 7,900 from the number as of March 31, 2000. As of March 31, 2001, approximately 71,600 employees were located in Japan and 110,200 outside Japan, and approximately 12 percent were members of labor unions. The following table shows the number of employees by business segment as of March 31, 2000, 2001, and 2002.

Number of employees by business segment

	March 31
	2000	2001	2002
Electronics	153,000	145,100	131,500
Game	3,200	3,700	4,100
Music	17,700	15,900	14,900
Pictures	4,400	5,600	5,500
Financial Services	6,000	5,900	6,800
Other	4,700	4,900	4,500
Unallocated-
Corporate employees	700	700	700

Total	189,700	181,800	168,000

Sony generally considers its labor relations to be good. Only a few manufacturing facilities have labor unions and, of these, only a few have union contracts (approximately 12 percent of all Sony employees are labor union members).

Regarding labor relations in the Electronics segment by area, in Asia, where Sony operates many manufacturing facilities, only a few manufacturing facilities have labor unions that have union contracts. In the U.S., no manufacturing facilities have labor unions that have union contracts. In Mexico, one manufacturing facility has a labor union that has a union contract, but there have been no significant problems in renegotiating it. In Europe, Sony maintains good labor relations with the Work Councils in each country, and, while some employees belong to unions, they are not eligible for union contracts.

In the Music segment, overall employee and labor relations at Sony Music Entertainment Inc. are good. None of its facilities are unionized with the exception of its studio facility. Sony Music is a signatory to union contracts with the American Federation of Television and Radio Artists (AFTRA), which represents recording artists, and American Federation of Musicians (AFM), which represents musicians. The union contract with AFTRA expires June 30, 2002 and is currently under renegotiation. Outside of the U.S., employees at certain of the manufacturing facilities are unionized and in Europe, certain manufacturing and distribution employees are represented by Work Councils.

In the Pictures segment, certain motion picture and television employees are labor union members. During the fiscal year ending March 31, 2003, certain subsidiaries of Pictures and the other members of the Alliance of Motion Picture and Television Producers will renegotiate the union contract with the International Alliance of Theatrical Stage Employees and Moving Picture Technicians, Artists and Allied Crafts (“IATSE”) and certain subsidiaries of Pictures will renegotiate union contracts with certain Canadian labor unions, but Sony does not currently believe that these negotiations will interfere with its film or television production activities.

We continuously strive to provide competitive wages and benefits and good working conditions for all of our employees.

Share Ownership

The following is the total number of shares of Sony Corporation’s Common Stock beneficially owned by the Directors, Statutory Auditors, and Executive Officers as of May 31, 2002.

Title of class	Identity of person or group	Number of shares beneficially owned (in thousands)	Percentage of class
Common Stock	Directors, Statutory	100	0.1
	Auditors, and Executive Officers

None of Sony’s Directors, Statutory Auditors, and Executive Officers is the beneficial owner of more than one percent of Sony Corporation’s Common Stock.

Regarding compensation plans, Sony has granted warrants, which represent rights to subscribe for Sony Corporation’s Common Stock, to the Directors, Corporate Executive Officers, Group Executive Officers, and selected employees. The warrants generally vest ratably up to three years from the date of grant and are generally exercisable up to six years from the date of grant. The following table shows the portion of those warrants which were granted by Sony to the Directors, Statutory Auditors, or Executive Officers as of May 31, 2002 and which were outstanding as of the same date. The exercise price per share has been adjusted for the two-for-one stock split that has become effective on May 19, 2000 and is subject to anti-dilution adjustment.

Year granted (Year ended March 31)	Total number of shares to be called for by warrants (in thousands)	Exercise price per share (yen)
1999	243	6,264
2000	292	7,167
2001	320	12,457
2002	349	6,039

In addition, in order to provide equity-based compensation to selected executives in Sony’s U.S. subsidiaries, Sony Corporation has issued U.S. dollar-denominated CBs to a holding company in the U.S. and the holding company has sold the CBs to those executives. The CBs generally vest ratably up to three years from the date of sale and are generally exercisable up to ten years from the date of sale. The following table shows the portion of those CBs which were held by the Directors as of May 31, 2002 and which were outstanding as of the same date.

Year issued (Year ended or ending March 31)	Total number of shares to be called for by CBs (in thousands)	Exercise price per share (U.S. dollars)
2001	60	122.98
2002	106	71.28
2003	110	52.29

Furthermore, Sony has granted stock appreciation rights (“SARs”) in Japan, Europe, and the U.S. to selected employees. Under the terms of these plans, employees receive upon exercise cash equal to the amount by which the market price of Sony Corporation’s Common Stock exceeds the strike price of the SARs. The SARs generally vest ratably up to three years from the date of grant and are generally exercisable up to six years from the date of grant. The following table shows the portion of those SARs which were granted by Sony to selected employees who are Directors, Statutory Auditors, or Executive Officers as of May 31, 2002 and which were outstanding as of the same date. The exercise price per share has been adjusted for the two-for-one stock split and is subject to anti-dilution adjustment. It has been shown by exercise range when such compensation was granted several times during the respective fiscal year.

Year granted (Year ended March 31)	Total number of shares to be called for by SARs (in thousands)	Exercise price per share (Yen for the Japanese plan, U.S. dollars for the U.S. plan)
The Japanese plan
1998	35	From 5,828 to 6,143
1999	11	5,586
2000	5	From 7,186 to 7,445

The U.S. plan
1999	312	From 37.28 to 43.41

Regarding the above compensation plans, refer to Note 18 of Notes to Consolidated Financial Statements.

Notes:
Following the recent amendments to the Commercial Code of Japan effective May 2002, Sony integrated the foregoing different types of equity-related securities issued for the purpose of giving stock incentives in one unified stock option right, namely, stock acquisition rights.

It was authorized at the ordinary general meeting of shareholders of Sony Corporation held on June 20, 2002 to issue stock acquisition rights* for the purpose of granting stock options, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan.

*Number of shares issued or transferred upon exercise of stock acquisition rights does not exceed 2,750,000 shares of Common Stock.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

Persons or groups that owned of record or beneficially more than five percent of the outstanding Common Stock as of March 31, 2002 were as follows:

Title of class	Identity of person or group	Number of shares owned (in thousands)	Percentage of class owned
Common Stock	Moxley & Co.	54,555	5.9

Moxley & Co. is a nominee of JPMorgan Chase Bank, which is a depositary of Sony Corporation’s ADRs. There was no significant change in the percentage ownership held by any major shareholders during the past three years. Major shareholders of Sony Corporation do not have different voting rights.

As of March 31, 2002, there were 922,816,355 shares of Common Stock outstanding, of which 54,339,604 shares were in the form of ADRs and 144,613,863 shares were held of record in the form of Common Stock by residents in the U.S. The number of registered ADR holders was 7,241, and the number of registered holders of shares of Common Stock in the U.S. was 258.

To the knowledge of Sony Corporation, it is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly. As far as is known to Sony Corporation, there are no arrangements, the operation of which may at a subsequent date, result in a change in control of Sony Corporation.

Related Party Transactions

In the ordinary course of business, Sony purchases materials, supplies, and services from numerous suppliers throughout the world, including firms with which certain members of the Board of Directors are affiliated. During the fiscal year ended March 31, 2002, Sony had the following sales/purchase transactions with equity affiliates accounted under the equity method: sales of approximately 45.4 billion yen to Sony Ericsson Mobile Communications (“SEMC”), purchases of approximately 52.7 billion yen from Oita TS Semiconductor Corporation, and approximately 15.7 billion yen from ST-LCD. As of March 31, 2002, Sony had notes and accounts receivable, trade of approximately 22.8 billion yen owed by SEMC and approximately 21.5 billion yen owed by CHC, and had advances of approximately 15.9 billion yen owed by American Video Company. Sony does not consider the amounts involved in such transactions to be material to its business. Refer to Note 7 of Notes to Consolidated Financial Statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

In May 2002, U.S. based Sony Music Entertainment Inc. and AOL Time Warner Inc.’s Warner Music Group, which jointly own CHC, agreed to sell most of each interest in CHC to Blackstone Capital Partners III LP, an affiliate of The Blackstone Group, an investment bank. The sale is expected to take place by June 2002, subject to conditions including regulatory approval in the U.S.  Peter G. Peterson, Chairman of The Blackstone Group, served on the Board of Directors of Sony from June 1991 to June 2002.

Sumitomo Mitsui Banking Corporation has performed and continues to perform commercial banking services for Sony. Akishige Okada, elected as a Sony Corporation Director effective as of June 20, 2002, is a representative director of Sumitomo Mitsui Banking Corporation.

Item 8.    Financial Information

Refer to Consolidated Financial Statements and Notes to Consolidated Financial Statements.

Legal Proceedings

Under the terms of a consent decree entered into with the Federal Trade Commission (the “FTC”) in May 2000, SMEI agreed, among other things, to refrain from adopting any minimum advertised price program (“MAP”) for seven years and from entering into any agreement with a dealer to control or maintain the resale price of any SMEI prerecorded music product. Subsequent to the announcement of this arrangement with the FTC, 90 purported class actions have been filed against SMEI and other record companies in state and federal courts across the U.S., based in whole or in part on the adoption and implementation of minimum advertised price programs and alleging violations of U.S. federal and/or state antitrust laws as well as various state unfair competition laws. Although one of the original complaints set forth specific monetary damages in excess of 500 million U.S. dollars, the operative complaints in the federal and state-court MAP cases assert claims for treble damages but do not set out a specific claim for damages.

Of the 90 MAP-related class actions brought against SMEI and other record companies, 55 were brought in federal courts. Three of these cases have been voluntarily dismissed, and the remainder are consolidated for coordinated pretrial proceedings in the U.S. District Court for the District of Maine under the caption In re: Compact Disc Minimum Advertised Price Antitrust Litigation, MDL Docket No. 1361 (“MDL 1361”). Plaintiffs in 50 of the private federal actions have filed a single consolidated amended complaint. The cases consolidated in MDL 1361 also include an action brought by the attorneys general of 45 states and territories alleging price fixing and unfair competition. In addition to the record companies, each of these actions names three retailers as defendants. Also consolidated in MDL 1361 is a purported class action brought on behalf of consumers who purchased CDs from music clubs. In addition to the record companies, this action names as defendants two music clubs (The Columbia House Company and BMG Direct Marketing, Inc.). In March 2001, defendants’ motion to dismiss the attorneys general’s complaint was denied, and defendants’ motion to dismiss the private plaintiffs’ consolidated amended complaint was granted in part and denied in part. Defendants’ motion to dismiss the music club consumers’ second amended complaint is pending. Defendants have answered each of the pending complaints, the court has entered a comprehensive scheduling order, and discovery has begun on both class and merits issues. On January 28, 2002, SMEI entered into a non-binding Memorandum of Understanding with the plaintiff states and private plaintiffs in MDL 1361 (other than the plaintiffs in the music club consumers’ action). Each of the other record company defendants has also entered into such a Memorandum of Understanding. The parties are currently negotiating to reduce that agreement to a definitive written agreement, and the proceedings involving these parties have been stayed to date as the parties attempt to finalize that agreement.

The remaining 35 MAP-related suits were brought in state courts. Six of these cases were voluntarily dismissed. Motions to dismiss four cases have been granted (two each in New York and Wisconsin) and one of the New York dismissals is being appealed. One case in Texas was dismissed for want of prosecution, and five cases (in Florida, Illinois, Massachusetts, Minnesota, and New Jersey) have been stayed pending determination of MDL 1361, and motions to dismiss or stay the MAP-related state-court case in West Virginia are pending. The eighteen cases pending in California state courts have been consolidated into Judicial Council Coordination Proceeding No. 4123, discovery in which is to proceed in coordination with MDL 1361.

In 1995, a purported class action against SMEI and other record companies was filed in U.S. District Court for the Central District of California by direct purchasers of music CDs, alleging a conspiracy to fix the wholesale prices of CDs, seeking an injunction and treble damages. In 1996, the defendants’ motion to dismiss the amended complaint was granted. In 1997, the Ninth Circuit reversed the dismissal and remanded the case to the District Court. In 1998, this action and a number of other actions asserting similar claims filed in various federal district courts were consolidated for pretrial purposes under the caption In re: Compact Disc Antitrust Litigation, MDL Docket No. 1216 (“MDL 1216”). SMEI has answered the complaints, denying their material allegations. Discovery (other than that related to expert issues) has concluded. In June 2000, plaintiffs’ motion to certify a class of all direct CD purchasers was denied and the Ninth Circuit denied plaintiffs’ motion for leave to appeal that decision. Defendants’ motion for summary judgment is pending.

Since 1998, purported class actions against SMEI and other record companies have also been filed in state courts in Tennessee, Florida, Kansas, Michigan, New Mexico, New York, North Dakota, West Virginia and the District of Columbia on behalf of persons who purchased CDs indirectly, alleging a conspiracy to fix the wholesale prices of CDs (the “indirect purchaser actions”). Defendants’ motions to dismiss have been denied in Tennessee, Kansas and Michigan, some portions of the plaintiffs’ claims have been dismissed in the District of Columbia and New Mexico and motions to dismiss are pending in the other four states. In the Tennessee indirect purchaser action, Defendants’ motion to exclude non-residents of Tennessee from the purported class was granted on March 30, 2001, discovery of purported class representative plaintiffs and of third parties commenced in May 2001 and a hearing on plaintiffs’ motion for class certification has been continued without date. In the Michigan indirect purchaser action, SMEI answered the complaint on May 14, 2001, plaintiffs filed a motion for class certification on June 8, 2001, and non-party discovery on class issues was begun in June 2001. The action has since been dismissed without prejudice in light of the non-binding Memorandum of Understanding described below. SMEI has not answered the complaints, nor have discovery or class certification proceedings commenced, in the other indirect purchaser actions.

A non-binding Memorandum of Understanding (“MOU”) was signed on November 2, 2001 reflecting settlements in principle of the federal litigation pending in MDL 1216 in the District Court for the Central District of California and the state-court indirect purchaser actions described in the preceding paragraph. Pursuant to that MOU and an Escrow Agreement, SMEI has deposited 9.29 million U.S. dollar, which is its share of the cash settlement amount, in an escrow account. SMEI is, under the terms of the MOU, also responsible for its share of redeemable product certificates, which, if fully redeemed, would be in the total face amount of 15 million U.S. dollar, to be allocated among four other defendants and SMEI. Consummation of the settlement requires negotiation of final settlement documents and approval by the federal court in California and the state court in Tennessee (as well as affirmance of such approval on appeals, if any). If the settlement is finally approved, it will result in dismissal of all the claims against SMEI and its co-defendants in MDL 1216 and in the indirect purchaser actions.

In 1993, a purported class action was filed in U.S. District Court in Georgia on behalf of an alleged class of music performers and deceased performers against SMEI and other record companies, alleging violations of the Employee Retirement Income Security Act (“ERISA”), breach of contractual and fiduciary duties, and violations of the Racketeer Influenced and Corrupt Organizations (“RICO”) Act. Damages sought included substantial, but unspecified, monetary damages and treble damages. After consolidating this action with another, similar suit, the Court dismissed the ERISA claims. The Court denied a motion to dismiss state-law breach of contract and fraud claims, a motion for summary judgment on the RICO claims, and the plaintiffs’ motions for class certification. In 2000, the Eleventh Circuit affirmed the District Court’s dismissal of the ERISA claims and denial of class certification. In March 2001, plaintiffs filed a Petition for a Writ of Certiorari in the U.S. Supreme Court which was denied in June 2001.

In addition, Sony Corporation and certain of its subsidiaries are defendants in several other pending lawsuits. However, based upon the information currently available to Sony, management of Sony believes that damages from such lawsuits, if any, would not have a material effect on Sony’s consolidated financial results and condition.

Dividend Policy

A year-end cash dividend of 12.5 yen per share of Sony Corporation common stock was approved at the ordinary general meeting of shareholders, which was held on June 20, 2002. Sony Corporation had already paid 12.5 yen per share to each shareholder; accordingly the annual cash dividend per share was 25.0 yen.

Sony believes that by continuously increasing corporate value, its shareholders can be rewarded. Accordingly, as for retained earnings, Sony plans to utilize them to carry out various investments that are indispensable for ensuring future growth and strengthening competitiveness.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report. Regarding subsequent events after the end of March 2002, refer to “Strategic Developments and Forecast” in “Item 5. Operating and Financial Review and Prospects.”

Item 9.    The Offer and Listing

Trading Markets

The principal trading markets for Sony Corporation’s ordinary shares are the Tokyo Stock Exchange (the “TSE”) in the form of Common Stock and the New York Stock Exchange (the “NYSE”) in the form of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”). Each ADS represents one share of Common Stock.

Sony Corporation’s Common Stock, with no par value per share, has been listed on the TSE since 1958, and is also listed on four other stock exchanges in Japan: Osaka, Nagoya, Fukuoka and Sapporo. In addition, Sony Corporation’s Common Stock is listed on the following stock exchanges outside Japan: Pacific, Chicago, Toronto, London, Paris, Frankfurt, Düsseldorf, Brussels, Vienna, and Swiss.

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

	Tokyo Stock Exchange Price Per Share of Common Stock (Yen)		New York Stock Exchange Price Per Share of ADS (U.S. Dollars)
	High	Low	High	Low
Annual highs and lows
The fiscal year ended March 31, 1998*	6,350	4,260	51.84	34.75
The fiscal year ended March 31, 1999*	6,745	3,615	50.38	30.13
The fiscal year ended March 31, 2000*	16,950	5,360	157.38	44.63

Quarterly highs and lows
The fiscal year ended March 31, 2001
1st quarter	15,100	9,260	141.25	88.75
2nd quarter	12,480	9,850	116.31	90.44
3rd quarter	10,870	7,510	100.94	67.00
4th quarter	9,560	7,990	78.38	65.40

The fiscal year ended March 31, 2002
1st quarter	10,340	8,020	85.75	65.15
2nd quarter	8,280	4,080	66.00	33.02
3rd quarter	6,260	3,960	50.25	32.80
4th quarter	7,320	5,520	57.10	40.60

Monthly highs and lows
2001
December	6,260	5,500	50.25	43.17
2002
January	6,700	5,730	49.68	42.75
February	6,370	5,520	47.85	40.60
March	7,320	6,180	57.10	47.15
April	7,300	6,700	56.44	50.25
May	7,460	6,730	59.95	52.65

*
The reported high and low share prices of Sony Corporation for the fiscal years ended March 31, 2000, 1999 and 1998, have been restated for the two-for-one stock split that has become effective on May 19, 2000. Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

On June 19, 2002, the closing sales price per share of Sony Corporation’s Common Stock on the TSE was 6,290 yen. On June 18, 2002, the closing sales price per share of Sony Corporation’s ADS on the NYSE was 51.80 U.S. dollars.

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

Objects and purposes

Article 3 of the Articles of Incorporation of Sony Corporation provides that its purpose is to engage in the following business activities:

(i)	manufacture and sale of electronic and electrical machines and equipment, medical instruments, optical instruments and other equipment, machines and instruments;

(ii)	planning, production and sale of audio-visual software and computer software programs;

(iii)
manufacture and sale of metal industrial products, chemical industrial products and ceramic industrial products, textile products, paper products and wood-crafted articles, daily necessities, food stuffs and toys, transportation machines, equipment, petroleum and coal products;

(iv)	real estate activities, construction business, transportation business and warehousing business;

(v)	publishing business and printing business;

(vi)	advertising agency business, insurance agency business, broadcasting enterprise, recreation business such as travel, management of sporting facilities, etc. and other service enterprises;

(vii)	financial business;

(viii)	Type I and Type II telecommunications business under the Telecommunications Business Law;

(ix)	investment in stocks and bonds, etc.;

(x)	manufacture, sale, export and import of products which are incidental to or related to those mentioned above;

(xi)	rendering of services related to those mentioned above;

(xii)	investment in businesses mentioned above operated by other companies or persons; and

(xiii)	all businesses which are incidental or related to those mentioned above.

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

(Authorized capital)

Article 5 of the Articles of Incorporation of Sony Corporation provides that Sony Corporation may issue both shares of Common Stock and shares of subsidiary tracking stock. Subsidiary tracking stock is the stock whose dividends rights track the dividend rights of a particular subsidiary of Sony Corporation. The rights of the holders of such stock may be different from those of the holders of Sony Corporation’s Common Stock in certain other respects such as rights to receive residual assets in the event of liquidation of Sony Corporation.

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

Under the Commercial Code as amended as of October 1, 2001 (the “2001 Amendments”), all shares of stock of corporations incorporated under the Commercial Code, including Sony Corporation, are non-par value shares and a new unit share system called “tangen-kabu” was introduced. At the Ordinary General Meeting of Shareholders held on June 20, 2002, shareholders approved amendments to the Articles of Incorporation to reflect these changes.

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

The Commercial Code provides that, a company must set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period until the aggregate amount of its additional paid-in capital and its legal reserve equals to one-quarter of its stated capital, . Under the Commercial Code, Sony Corporation is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of:

(i)	its stated capital;

(ii)	its additional paid-in capital;

(iii)	its accumulated legal reserve;

(iv)	the legal reserve to be set aside in respect of the fiscal period concerned;

(v)
the excess, if any, of the amount of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of amounts referred to in (ii), (iii) and (iv) above; and

(vi)
if certain assets of Sony Corporation are stated at market value on such balance sheet pursuant to the provisions of the Commercial Code, the net amount of their market value in excess of their acquisition cost.

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of Sony Corporation’s accounts, but adjusted to reflect (x) any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, (y) any subsequent transfer of retained earning to stated capital and (z) if Sony Corporation has been authorized, pursuant to a resolution of a General Meeting of Shareholders, to purchase Shares (see “Acquisition of Shares by Sony Corporation” below) the total amount of the purchase price of such Share so authorized by such resolution that may be paid by Corporation. Interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (vi) above.

In Japan the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

Under its Articles of Incorporation, Sony Corporation is not obliged to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.

(Dividends on subsidiary tracking stock)

See “Subsidiary tracking stock—(Dividends)” below.

(General Meeting of Shareholders)

The Ordinary General Meeting of Shareholders of Sony Corporation for each fiscal year is normally held in June in each year in Tokyo, Japan. In addition, Sony Corporation may hold an Extraordinary General Meeting of Shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders.

Notice of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Commercial Code, such notice may be given to shareholders by electronic means, subject to the consent by the relevant shareholders. The record date for an Ordinary General Meeting of Shareholders is March 31 of each year.

Any shareholder or group of shareholders holding at least three per cent. of the total number of voting rights for a period of six months or more may require the convocation of a General Meeting of Shareholders for a particular purpose. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than six weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of the total number of voting rights for a period of six months or more may propose a matter to be considered at a General Meeting of Shareholders by submitting a written request to a Representative Director at least six weeks prior to the date set for such meeting.

(Voting rights)

A holder of shares (whether shares of Common Stock or shares of subsidiary tracking stock) constituting one or more units is entitled to one vote for each such unit of shares (see ‘(New “Unit” share system)’ below), except that Sony Corporation or a corporate shareholder of which more than one-quarter of the total voting rights are directly or indirectly held by Sony Corporation has no voting rights with respect to shares of capital stock of Sony Corporation owed by it. Except as otherwise provided by law or by the Articles of Incorporation of Sony Corporation, a resolution can be adopted at a General Meeting of Shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code and Sony Corporation’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Statutory Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. Sony Corporation’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may cast their vote in writing and may also exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Shareholders may also exercise their voting rights by electronics means when the Board of Directors decides to permit such method of exercising voting rights.

The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Director or Statutory Auditor, dissolution, merger or consolidation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation, share exchange or share transfer requiring shareholders resolution for the purpose of establishing 100 percent parent-subsidiary relationships, splitting of the company into two or more corporations, any offering of new shares at a “specially favorable” price to any persons other than shareholders, the granting to any persons other than shareholders of rights to subscribe for or acquire shares from Sony Corporation (shinkabu-yoyakuken; “stock acquisition rights”) under “specially favorable” conditions or the offering to any persons other than shareholders of bonds with stock acquisition rights under “specially favorable” conditions, the quorum shall be a majority of the total number of voting rights of all the shareholders, and the approval by at least two-thirds of the number of voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).

(Issue of additional shares and pre-emptive rights)

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

Under the 2001 Amendments, subject to certain requirements, Sony Corporation may issue stock acquisition rights by a resolution of the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, Sony Corporation will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of existing shares held by it.

(Liquidation rights)

In the event of a liquidation of Sony Corporation, the assets remaining after payment of all debts and liquidation expenses and taxes will, subject to the rights of the holders of subsidiary tracking stock discussed under “Subsidiary tracking stock—(Distribution of residual assets)” below, be distributed among the holders of shares of Common Stock in proportion to the respective numbers of shares of Common Stock held.

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

(Acquisition by Sony Corporation of its capital stock)

Sony Corporation may acquire its own shares through a stock exchange on which such shares are listed (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), or by purchase from a specific party other than a subsidiary of Sony Corporation (pursuant to a special resolution of an ordinary general meeting of shareholders) or from a subsidiary of Sony Corporation (pursuant to a resolution of the Board of Directors). When such acquisition is made by Sony Corporation from a specific party other than a subsidiary of Sony Corporation, any other shareholder may make a demand to a Representative Director, more than five calendar days prior to the relevant shareholders’ meeting, that Sony Corporation also purchase the shares held by such shareholder. Any such acquisition of shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated

capital. However, if it is anticipated that the net assets on the balance sheet as at the end of the immediately following fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (vi) to “Dividends” above, Sony Corporation may not acquire such shares.

Shares acquired by Sony Corporation may be held by it for any period or may be cancelled by resolution of the Board of Directors. Sony Corporation may also transfer to any person the shares held by it, subject to a resolution of the Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “Issue of additional shares and pre-emptive rights” above. Sony Corporation may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

(New “Unit” share system

General

The 2001 Amendments introduced a new unit share system called “tangen-kabu”. Pursuant to these amendments and the Articles of Incorporation of Sony Corporation, 100 shares constitute one unit. The Board of Directors is permitted to amend the Articles of Incorporation to reduce the number of shares that will constitute a new unit or abolish the unit share entirely. The number of the shares constituting a unit is not permitted to exceed 1,000 shares or one-two hundredth (1/200) of the aggregate number of the outstanding shares.

Rights under the “unit” share system

Under the unit share system, shareholders have one voting right for each unit of the shares that they hold. Any number of shares less than a full unit will carry no voting rights. Except as otherwise described herein, holders of the shares constituting less than a full unit will have all shareholders’ rights vis-à-vis Sony Corporation under the Commercial Code.

Share certificates for less than a new unit of shares

Under the 2001 Amendments and the Articles of Incorporation of Sony Corporation, no share certificates may be issued with respect to any number of shares constituting less than one unit unless Sony Corporation deems the issue of such share certificates to be necessary for any shareholder(s). As the transfer of shares normally requires delivery of the certificates therefore, fractions of a unit for which no share certificate has been issued are not transferable.

Repurchase by Sony Corporation of shares constituting less than a full unit

A holder of shares constituting less than one unit may require Sony Corporation to purchase such Shares at their market value in accordance with the provisions of the Share Handling Regulations of Sony Corporation.

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

Subsidiary tracking stock

By a special resolution of the Extraordinary General Meeting of Shareholders held on January 25, 2001, Sony Corporation’s Articles of Incorporation were amended to enable Sony Corporation to issue shares of subsidiary tracking stock. By resolutions of the Board of Directors dated May 15 and 31, 2001, Sony Corporation created and issued 3,072,000 shares of a series of subsidiary tracking stock. The subsidiary whose economic value this series of subsidiary tracking stock tracks is Sony Communication Network Corporation (“SCN”), a Japanese corporation directly and indirectly wholly owned by Sony Corporation. Except as otherwise stated in the preceding paragraphs and as stated in the following paragraphs, the shares of the subsidiary tracking stock have the same rights and characteristics as those of shares of Common Stock described above.

(Dividends)

The dividend (the year-end dividend and the interim dividend) on the shares of this series of subsidiary tracking stock is payable only when the board of directors of SCN has resolved to pay to the holders of its common stock a dividend (in the case of year-end dividend, SCN’s year-end dividend, and in the case of interim dividend, SCN’s interim dividend) in an amount per share of the subsidiary tracking stock equal to the smaller of the amount of SCN’s dividend per share of its common stock multiplied by the Standard Ratio (as defined in the Articles of Incorporation: currently one one-hundredth, which is subject to adjustment in the occurrence of certain dilutive events) or 100,000 yen multiplied by the Standard Ratio per share (the “Maximum Dividend Amount”), subject to statutory restriction on Sony Corporation’s ability to pay dividends on its shares of capital stock referred to under “Capital stock—(Dividends)” above. If the amount of interim dividend paid to the holders of shares of a series of subsidiary tracking stock for any fiscal year is less than the amount calculated in accordance with the foregoing formula, such shortfall will be added to the amount of the year-end dividend of such fiscal year. If the amount of dividends paid to the holders of shares of a series of subsidiary tracking stock is less than the amount which should have been paid pursuant to the formula set forth above due to the statutory restriction referred to above or for any other reason, such shortfall will be accumulated and such cumulative amount will be paid to the holders of shares of the subsidiary tracking stock for subsequent fiscal period(s), subject to the statutory limitation set forth above and the Maximum Dividend Amount. Any such dividend on the subsidiary tracking stock is payable in priority to the payment of dividends to the holders of shares of Common Stock. However, the holders of shares of subsidiary tracking stock have no right to participate in the dividends to holders of shares of Common Stock. Furthermore, even if the board of directors of SCN does not take a resolution for the payment of dividends to the holders of SCN common stock, Sony Corporation may decide to pay dividends to the holders of its Common Stock.

(Voting rights)

The holders of shares of subsidiary tracking stock have the same voting rights as those of the holders of shares of Common Stock and, thus, are entitled to participate and vote at any General Meeting of Shareholders in the same way as the shareholders of Common Stock. In addition, as each series of subsidiary tracking stock is a separate class of stock different from the Common Stock, if any resolution of the General Meeting of Shareholders for amending the Articles of Incorporation, granting to shareholders of any series of subsidiary tracking stock certain rights with respect to the issue of new shares, stock acquisition rights, bonds with stock acquisition rights, combination, split, purchase or retirement of shares, share exchange or share transfer, or a merger or consolidation or splitting of Sony Corporation would adversely affect the rights of the holders of shares of a particular class or classes of subsidiary tracking stock, the holders of shares of each such class of subsidiary tracking stock will have the right to approve or disapprove such resolution by a special resolution of the meeting of holders of shares of that class of subsidiary tracking stock.

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

(Acquisition of shares of tracking stock)

The shares of subsidiary tracking stock may be subject to acquisition in the same manner and under the same restriction as the shares of Common Stock referred to under “Capital stock—(Acquisition by Sony Corporation of its capital stock)” above.

In addition, at any time after the elapse of three years from June 20, 2002, it may retire the entire amount of all outstanding shares of that series of subsidiary tracking stock upon paying to the holders thereof an amount equal to the current market price (as defined in the Articles of Incorporation) of shares of the subsidiary tracking stock out of Sony Corporation’s retained earnings available for dividend payments.

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

Reporting of substantial shareholdings

The Securities and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director General of the competent Regional Finance Bureau of the Ministry of Finance within five business days a report concerning such shareholdings.

A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

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

None

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

Taxation

The following is a general summary of the major Japanese and U.S. federal tax consequences of the ownership, acquisition and disposition of shares of capital stock of Sony Corporation and of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation by a non-resident of Japan or a non-Japanese corporation which holds those shares or ADSs and is not purported to be comprehensive to cover all situations that may be relevant to any particular investors. Holders of shares of capital stock of Sony Corporation or ADSs are strongly urged to consult their tax advisors regarding their tax positions.

For purposes of the Income Tax Convention between the U.S. and Japan (the “Tax Convention”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. holders of ADRs will be treated as owning the Common Stock underlying the ADSs evidenced by the ADRs. For the purposes of the following discussion, a “U.S. holder” is a holder that:

(i)	is a resident of the U.S. for purposes of the Tax Convention;

(ii)	is a citizen of the U.S.;

(iii)
does not maintain a permanent establishment or fixed base in Japan to which ADRs or shares of capital stock are attributable and through which the beneficial owner carries on or has carried on business (or in the case of an individual, performs or has performed independent personal services); and

(iv)	is not otherwise ineligible for benefits under the Tax Convention with respect to income and gain derived in connection with the ADRs or shares of capital stock.

(Japanese Taxation)

Dividends, gains on sales, inheritance and gift

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits in themselves are not subject to Japanese income tax.

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

Under the Tax Convention, as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an eligible U.S. holder generally is limited to 15 percent of the gross amount actually distributed. A non-resident holder who is entitled to a reduced rate of Japanese withholding tax on payment of dividends on Sony Corporation’s shares of capital stock by Sony

Corporation is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through Sony Corporation to the relevant tax authority before payment of dividends. A standing proxy for a non-resident holder may provide this application service. With respect to ADRs, this reduced rate is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after Sony Corporation’s fiscal year-end). To claim this reduced rate, a non-resident holder of ADRs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident holder who does not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty from the relevant Japanese tax authority.

Gains derived from the sale of shares of capital stock of Sony Corporation or ADRs outside Japan by a non-resident of Japan or a non-Japanese corporation or from the sale of shares of capital stock of Sony Corporation within Japan by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan, generally are not subject to Japanese income or corporation tax.

Japanese inheritance or gift tax at progressive rates may be payable by an individual who has acquired shares of capital stock or ADRs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

Holders of shares of capital stock of Sony Corporation or ADRs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

United States Taxation with respect to shares of capital stock and ADRs

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

In general, a U.S. holder will recognize capital gain or loss upon the sale or other disposition of ADRs or Common Stock equal to the difference between the amount realized on the sale or disposition and the U.S. holder’s tax basis in the ADRs or Common Stock.

Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. You can also access the documents at the SEC’s home page (http://www.sec.gov/index.html).

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

The financial instruments including financial assets and liabilities that Sony holds in the normal course of business are continuously exposed to fluctuations in markets, such as currency exchange rates, interest rates, and market prices of investments. In seeking to apply a consistent risk management strategy in order to manage potential adverse effects caused by market fluctuations in the cash flow value of these financial instruments, Sony hedges the market risk of these financial assets and liabilities by using derivative financial instruments which include foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements, and interest rate and currency swap agreements. Sony utilizes foreign exchange forward contracts and foreign currency option contracts primarily to fix the value of cash flow resulting from accounts receivable and payable and future transactions denominated in foreign currencies in relation to the core currencies (Japanese yen, U.S. dollars, and Euros) of Sony’s major operating units. Interest rate swap agreements and interest rate and currency swap agreements are used to diversify funding methods and lower funding costs. Sony’s basic policy is to use fixed interest rates when procuring funds for investments having a long-term recovery period and variable interest rates for funding requirements of a short-term nature, such as working capital. The above swaps are utilized to enable Sony to choose between fixed and variable interest rates depending on how the funds are to be used, as well as to hedge foreign exchange risks that result when assets denominated in one currency are funded by liabilities denominated in a different currency. Sony uses these derivative financial instruments solely for risk hedging purposes as described above, and no derivative transactions are held or used for trading purposes. In addition, bond option contracts are used as an integral part of short-term investing activities in order to fix the yields from bonds held by Sony Life within certain ranges. Among the market risks described above, no specific hedging activities are undertaken in respect of the price fluctuations of equity securities held by Sony as marketable securities (refer to Notes 2 and 15 of Notes to Consolidated Financial Statements).

Sony measures the effect of market fluctuations on the value of financial instruments and derivatives by using Value-at-Risk (herein referred to as “VaR”) analysis. In order to comply with the disclosure requirements of this item, Sony uses VaR analysis to measure the potential maximum amount of loss in fair value resulting from adverse market fluctuations, for a selected period of time and at a selected level of confidence. Sony uses the variance/co-variance model in calculation of VaR. The calculation includes financial instruments such as cash and cash equivalents, time deposits, marketable securities, non-lease short- and long-term borrowings and debt, investments and advances and derivatives, held by Sony. Sony calculated VaR for one day from the portfolio of financial instruments and derivatives as of June 30, 2001, September 30, 2001, December 31, 2001, and March 31, 2002, at a confidence level of 95 percent.

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

	(Yen in billions)
	June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002
Net VaR	2.5	6.0	3.0	3.1
VaR of currency exchange rate risk	2.5	5.7	1.3	2.2
VaR of interest rate risk	2.3	1.9	1.4	1.4
VaR of stock price risk	1.9	3.8	3.1	3.6

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

Item 15.    [Reserved]

Item 16.    [Reserved]

PART III

Item 17.    Financial Statements

Not applicable

Item 18.    Financial Statements

Refer to Consolidated Financial Statements.

Item 19.    Exhibits

Documents	filed as exhibits to this annual report:

(1)	Articles of Incorporation, as amended (English translation)

(2)	Share Handling Regulations (English translation)

(3)	Certificate of English translations for Article of Incorporation and for Share Handling Regulations

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY CORPORATION
Registrant

By:	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Chief Financial Officer
Date: June 21, 2002

(This page intentionally blank)

Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

March 31, 2002

(This page intentionally blank)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

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

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its consolidated subsidiaries at March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of film accounting in the year ended March 31, 2001, and its methods of accounting for derivative instruments and hedging activities and for goodwill and other intangible assets in the year ended March 31, 2002.

/S/    PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Tokyo, Japan

April 25, 2002

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31

	Yen in millions
	2001	2002
ASSETS
Current assets:
Cash and cash equivalents	607,245	683,800
Time deposits	5,909	5,176
Marketable securities	90,094	162,147
Notes and accounts receivable, trade	1,404,952	1,363,652
Allowance for doubtful accounts and sales returns	(109,648)	(120,826)
Inventories	942,876	673,437
Deferred income taxes	141,473	134,299
Prepaid expenses and other current assets	394,573	435,527

Total current assets	3,477,474	3,337,212

Film costs	297,617	313,054

Investments and advances:
Affiliated companies	104,032	131,068
Securities investments and other	1,284,956	1,566,739

	1,388,988	1,697,807

Property, plant and equipment :
Land	190,394	195,292
Buildings	828,554	891,436
Machinery and equipment	2,113,005	2,216,347
Construction in progress	165,047	66,825

	3,297,000	3,369,900
Less—Accumulated depreciation	1,862,701	1,958,234

	1,434,299	1,411,666

Other assets:
Intangibles, net	221,289	245,639
Goodwill, net	305,159	317,240
Deferred insurance acquisition costs	270,022	308,204
Other	433,118	554,973

	1,229,588	1,426,056

	7,827,966	8,185,795

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

	Yen in millions
	2001	2002
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	185,535	113,277
Current portion of long-term debt	170,838	240,786
Notes and accounts payable, trade	925,021	767,625
Accounts payable, other and accrued expenses	807,532	869,533
Accrued income and other taxes	133,031	105,470
Deposits from customers in the banking business	—	106,472
Other	424,783	355,333

Total current liabilities	2,646,740	2,558,496

Long-term liabilities:
Long-term debt	843,687	838,617
Accrued pension and severance costs	220,787	299,089
Deferred income taxes	175,148	159,573
Future insurance policy benefits and other	1,366,013	1,680,418
Other	241,101	255,824

	2,846,736	3,233,521

Minority interest in consolidated subsidiaries	19,037	23,368

Stockholders’ equity:
Subsidiary tracking stock, 2001—50 yen par value, 2002—no par value—
2001—Authorized 100,000,000 shares, none outstanding	—
2002—Authorized 100,000,000 shares, outstanding 3,072,000 shares		3,917
Common stock, 2001—50 yen par value, 2002—no par value—		472,189
2001—Authorized 3,500,000,000 shares, outstanding 919,617,134 shares	472,002
2002—Authorized 3,500,000,000 shares, outstanding 919,744,355 shares
Additional paid-in capital	962,401	968,223
Retained earnings	1,217,110	1,209,262
Accumulated other comprehensive income—
Unrealized gains on securities	44,516	22,997
Unrealized losses on derivative instruments	—	(711)
Minimum pension liability adjustment	(49,812)	(72,040)
Foreign currency translation adjustments	(323,271)	(225,839)

	(328,567)	(275,593)
Treasury stock, at cost
(2001—1,221,934 shares, 2002—1,239,304 shares)	(7,493)	(7,588)

	2,315,453	2,370,410

Commitments and contingent liabilities
	7,827,966	8,185,795

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Year ended March 31

	Yen in millions
	2000	2001	2002
Sales and operating revenue:
Net sales	6,238,401	6,829,003	7,058,755
Financial service revenue	412,988	447,147	483,313
Other operating revenue	35,272	38,674	36,190

	6,686,661	7,314,824	7,578,258

Costs and expenses:
Cost of sales	4,595,086	5,046,694	5,239,592
Selling, general and administrative	1,478,692	1,613,069	1,742,856
Financial service expenses	389,679	429,715	461,179

	6,463,457	7,089,478	7,443,627

Operating income	223,204	225,346	134,631

Other income:
Interest and dividends	17,700	18,541	16,021
Royalty income	21,704	29,302	33,512
Foreign exchange gain, net	27,466	—	—
Gain on sales of securities investments and other, net	28,099	41,708	1,398
Gain on issuances of stock by equity investees	727	18,030	503
Other	50,603	60,073	44,894

	146,299	167,654	96,328

Other expenses:
Interest	42,030	43,015	36,436
Loss on devaluation of securities investments	2,015	4,230	18,458
Foreign exchange loss, net	—	15,660	31,736
Other	61,148	64,227	51,554

	105,193	127,132	138,184

Income before income taxes	264,310	265,868	92,775

Income taxes:
Current	120,803	121,113	114,930
Deferred	(26,159)	(5,579)	(49,719)

	94,644	115,534	65,211

Income before minority interest, equity in net losses of affiliated companies and cumulative effect of accounting changes	169,666	150,334	27,564
Minority interest in income (loss) of consolidated subsidiaries	10,001	(15,348)	(16,240)
Equity in net losses of affiliated companies	37,830	44,455	34,472

Income before cumulative effect of accounting changes	121,835	121,227	9,332

Cumulative effect of accounting changes (2001: Including 491 million yen income tax expense 2002: Net of income taxes of 2,975 million yen)	—	(104,473)	5,978

Net income	121,835	16,754	15,310

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

	Yen
	2000	2001	2002
Per share data :
Common stock
Income before cumulative effect of accounting changes
—Basic	144.58	132.64	10.21
—Diluted	131.70	124.36	10.18
Cumulative effect of accounting changes
—Basic	—	(114.31)	6.51
—Diluted	—	(105.08)	6.49
Net income
—Basic	144.58	18.33	16.72
—Diluted	131.70	19.28	16.67
Cash dividends	25.00	25.00	25.00
Subsidiary tracking stock
Net income (loss)
—Basic	—	—	(15.87)
Cash dividends	—	—	—

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended March 31
	Yen in millions
	2000	2001	2002
Cash flows from operating activities:
Net income	121,835	16,754	15,310
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization, including amortization of deferred insurance acquisition costs	306,505	348,268	354,135
Amortization of film costs	376,067	244,649	242,614
Accrual for pension and severance costs, less payments	22,860	21,759	14,995
Loss on sale, disposal or impairment of long-lived assets, net	17,423	24,304	49,862
Gain on securities contribution to employee retirement benefit trust	—	(11,120)	—
Gain on sales of securities investments and other, net	(28,099)	(41,708)	(1,398)
Gain on issuances of stock by equity investees	(727)	(18,030)	(503)
Deferred income taxes	(26,159)	(5,579)	(49,719)
Equity in net losses of affiliated companies, net of dividends	38,699	47,219	37,537
Cumulative effect of accounting changes	—	104,473	(5,978)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(132,566)	(177,484)	111,301
(Increase) decrease in inventories	(34,792)	(103,085)	290,872
Increase in film costs (after adjustment for cumulative effect of an accounting change)	(411,103)	(269,004)	(236,072)
Increase (decrease) in notes and accounts payable, trade	110,207	95,213	(172,626)
Increase (decrease) in accrued income and other taxes	(15,433)	38,749	(39,589)
Increase in future insurance policy benefits and other	210,936	241,140	314,405
Increase in deferred insurance acquisition costs	(62,821)	(68,927)	(71,522)
Increase in marketable securities held in the insurance business for trading purpose	(25,326)	(20,000)	(55,661)
Changes in other current assets and liabilities, net	87,328	71,193	(13,875)
Other	(697)	5,983	(46,492)

Net cash provided by operating activities	554,137	544,767	737,596

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Yen in millions
	2000	2001	2002
Cash flows from investing activities:
Payments for purchases of fixed assets	(403,013)	(468,019)	(388,514)
Proceeds from sales of fixed assets	29,077	26,704	37,434
Payments for investments and advances by financial service business	(178,907)	(329,319)	(705,796)
Payments for investments and advances (other than financial service business)	(104,990)	(119,816)	(89,580)
Proceeds from sales and maturities of securities investments and other and collections of advances by financial service business	100,621	93,226	345,112
Proceeds from sales of securities investments and other and collections of advances (other than financial service business)	83,072	64,381	25,080
Payments for purchases of marketable securities	(44,725)	(17,002)	(964)
Proceeds from sales of marketable securities	78,368	29,883	8,889
Decrease in time deposits	15,930	914	1,222

Net cash used in investing activities	(424,567)	(719,048)	(767,117)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	30,783	195,118	228,999
Payments of long-term debt	(99,454)	(143,258)	(171,739)
Increase (decrease) in short-term borrowings	19,824	106,245	(78,104)
Increase in deposits from customers in the banking business	—	—	106,472
Proceeds from issuance of subsidiary tracking stock	—	—	9,529
Dividends paid	(20,589)	(22,774)	(22,951)
Other	1,361	(889)	12,834

Net cash provided by (used in) financing activities	(68,075)	134,442	85,040

Effect of exchange rate changes on cash and cash equivalents	(27,641)	21,020	21,036

Net increase (decrease) in cash and cash equivalents	33,854	(18,819)	76,555
Cash and cash equivalents at beginning of year	592,210	626,064	607,245

Cash and cash equivalents at end of year	626,064	607,245	683,800

Supplemental data:
Cash paid during the year for—
Income taxes	132,891	93,629	148,154
Interest	43,668	47,806	35,371

Non-cash investing and financing activities—
Integration of three listed subsidiaries through exchange offerings
Fair value of assets acquired	282,488	—	—
Deferred tax liabilities thereon	(46,794)	—	—
Minority interest eliminated	112,242	—	—

Net	347,936	—	—
Contribution of assets into an affiliated company	—	—	10,545

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Year ended March 31
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 1999	416,373	559,236	1,123,591	(269,896)	(5,639)	1,823,665

Exercise of stock purchase warrants	1,025	1,025				2,050
Conversion of convertible bonds	32,503	32,494				64,997
Stock issued under exchange offerings	1,649	346,287				347,936
Common stock warrants		686				686

Comprehensive income:
Net income			121,835			121,835
Other comprehensive income, net of tax—
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period				52,819		52,819
Less: Reclassification adjustment for gains or losses included in net income				(14,387)		(14,387)
Minimum pension liability adjustment				5,321		5,321
Foreign currency translation adjustments				(199,173)		(199,173)

Total comprehensive income						(33,585)

Dividends declared			(21,665)			(21,665)
Purchase of treasury stock					(8,697)	(8,697)
Reissuance of treasury stock		988			6,531	7,519

Balance at March 31, 2000	451,550	940,716	1,223,761	(425,316)	(7,805)	2,182,906

Exercise of stock purchase warrants	297	297				594
Conversion of convertible bonds	20,151	20,143				40,294
Stock issued under exchange offerings	4	1,069				1,073

Comprehensive income:
Net income			16,754			16,754
Other comprehensive income, net of tax—
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period				(7,490)		(7,490)
Less: Reclassification adjustment for gains or losses included in net income				(9,909)		(9,909)
Minimum pension liability adjustment				(46,134)		(46,134)
Foreign currency translation adjustments				160,282		160,282

Total comprehensive income						113,503

Stock issue costs, net of tax			(466)			(466)
Dividends declared			(22,939)			(22,939)
Purchase of treasury stock					(2,123)	(2,123)
Reissuance of treasury stock		176			2,435	2,611

Balance at March 31, 2001	472,002	962,401	1,217,110	(328,567)	(7,493)	2,315,453

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY—(Continued)

	Yen in millions
	Subsidiary tracking stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2001	—	472,002	962,401	1,217,110	(328,567)	(7,493)	2,315,453
Exercise of stock purchase warrants		26	26				52
Conversion of convertible bonds		161	162				323
Issuance of subsidiary tracking stock	3,917		5,612				9,529
Comprehensive income:
Net income				15,310			15,310
Other comprehensive income, net of tax—
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period					(20,243)		(20,243)
Less: Reclassification adjustment for gains or losses included in net income					(1,276)		(1,276)
Unrealized losses on derivative instruments:
Cumulative effect of an accounting change					1,089		1,089
Unrealized holding gains or losses arising during the period					2,437		2,437
Less: Reclassification adjustment for gains or losses included in net income					(4,237)		(4,237)
Minimum pension liability adjustment					(22,228)		(22,228)
Foreign currency translation adjustments					97,432		97,432

Total comprehensive income							68,284

Stock issue costs, net of tax				(166)			(166)
Dividends declared				(22,992)			(22,992)
Purchase of treasury stock						(468)	(468)
Reissuance of treasury stock			22			373	395

Balance at March 31, 2002	3,917	472,189	968,223	1,209,262	(275,593)	(7,588)	2,370,410

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of operations

Sony Corporation and consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony’s principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia. Its electronic products are marketed throughout the world and game products are marketed mainly in Japan, the United States of America and Europe by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. Sony is also engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video and television. Further, Sony is also engaged in various financial service businesses including insurance operations through a Japanese life insurance subsidiary and non-life insurance subsidiaries, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations in Japan. In addition to the above, Sony is engaged in Internet-related businesses, an advertising agency business in Japan and location-based entertainment businesses in Japan and the United States of America.

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

(1)    Accounting changes:

Derivative instruments and hedging activities—

On April 1, 2001, Sony adopted Statement of Financial Accounting Standards (“FAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB statement No. 133”. FAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No. 133 requires an entity to recognize all derivatives, including certain derivative instruments embedded in other contracts, as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders’ equity or net income depending on whether the derivative instruments qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

As a result of the adoption of the new standards, Sony’s operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by 3,007 million yen, 3,441 million yen and 2,167 million yen, respectively. Additionally, on April 1, 2001, Sony recorded a one-time non-cash after-tax unrealized gain of 1,089 million yen in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of 5,978 million yen in the cumulative effect of accounting changes in the consolidated statement of income. This after-tax gain was primarily attributable to fair value adjustments of convertible rights embedded in convertible bonds held by Sony’s life insurance subsidiary as available-for-sale debt securities.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and other intangible assets—

In July 2001, the Financial Accounting Standards Board (“FASB”) issued FAS No. 142, “Goodwill and Other Intangible Assets” which supersedes Accounting Principles Board Opinion (“APB”) No. 17, “Intangible Assets”. This new statement addresses the accounting for acquired goodwill and other intangible assets. Sony elected early adoption of this new accounting standard retroactive to the beginning of the fiscal year. Under FAS No. 142, goodwill and certain other intangible assets that are determined to have an indefinite life will no longer be amortized, but rather will be tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Prior to the adoption of FAS No. 142, goodwill recognized in acquisitions accounted for as purchases was amortized on a straight-line basis principally over a 20 or 40-year period. As a result of the adoption of FAS No. 142, Sony’s operating income and income before income taxes for the year ended March 31, 2002 increased by 20,114 million yen and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by 18,932 million yen.

Business combinations—

In July 2001, the FASB issued FAS No. 141, “Business Combinations”. FAS No. 141 supersedes APB No. 16, “Business Combinations” and FAS No. 38, “Accounting for Preacquisition Contingencies of Purchased Enterprises”. Under FAS No. 141, all business combinations are required to be accounted for under a single method, the purchase method. This new statement prohibits the use of the pooling-of-interests method, which was previously permitted under APB No. 16, for business combinations initiated after June 30, 2001.

Accounting for consideration paid to a reseller—

In the fourth quarter of the year ended March 31, 2002, Sony adopted Emerging Issues Task Force (“EITF”) Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products” (“EITF No. 00-25”), which was later codified along with other similar issues into EITF Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products” (“EITF No. 01-09”), retroactive to April 1, 2001. EITF No. 01-09 clarifies the income statement classification of costs incurred by a vendor in connection with the reseller’s purchase or promotion of the vendor’s products, resulting in certain cooperative advertising and product placement costs previously classified as selling, general and administrative expenses to be reflected as a reduction of revenues earned from that activity. The accounting change did not have any effect on operating income or a material effect on net sales and selling, general and administrative expenses for the year ended March 31, 2002. Sony has not reclassified the financial statements for prior years due to immateriality.

Film accounting—

In June 2000, Sony elected early adoption of Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films”, issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. SOP 00-2 established new film accounting standards, including changes in revenue recognition and accounting for advertising, development and overhead costs. Specifically, SOP 00-2 requires all exploitation costs, such as advertising expenses and marketing costs, for theatrical and television product to be expensed as incurred. This compares to Sony’s previous policy of first capitalizing and then expensing advertising costs for theatrical and television product over the related revenue streams. In addition, SOP 00-2 requires development costs for abandoned projects and certain indirect overhead costs to be charged directly to expense, instead of those costs being capitalized to film costs, which was required under the previous accounting standards. SOP 00-2 also requires all film costs to be classified in the balance sheet as non-current assets. The provisions of SOP 00-2 in other areas, such as revenue recognition, generally are consistent with Sony’s existing accounting policies.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sony adopted SOP 00-2 retroactive to April 1, 2000. As a result, Sony’s net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of 101,653 million yen, primarily to reduce the carrying value of its film inventory. The charge has been reflected as a cumulative effect of an accounting change in the accompanying consolidated statements of income.

Pursuant to SOP 00-2, pro forma financial information for the prior year is not required.

Revenue recognition—

In the fourth quarter of the year ended March 31, 2001, Sony adopted Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, issued by the United States of America Securities and Exchange Commission retroactive to April 1, 2000. As a result, Sony has changed its method of accounting for revenues from electronics, game and music sales. Revenues from electronics, game and music sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Following SAB No. 101, revenues are recognized when the product is delivered to the customer delivery site. Previously Sony followed the guidance of FASB Statement of Financial Accounting Concept (“SFAC”) No. 5 “Recognition and Measurement in Financial Statements of Business Enterprises” in which revenues were recognized when Sony had substantially completed all of its obligations pursuant to the terms of the sales contract. Under the guidance of SFAC No. 5, Sony viewed its obligation under the sales contract to be substantially completed when products were shipped and recognized revenues at that time. In accordance with SAB No. 101, Sony has recorded a one-time non-cash charge of 2,821 million yen, including 491 million yen income tax expense, which represents the net impact of sales that were previously recognized in the year ended March 31, 2000. These sales were subsequently recognized in the year ended March 31, 2001 due to the adoption of SAB No. 101. The charge has been reflected as a cumulative effect of an accounting change in the accompanying consolidated statements of income. The accounting change did not have a material effect on Sony’s consolidated statements of income for the year ended March 31, 2001. Sony has not disclosed pro forma financial information for the year ended March 31, 2000 as if SAB No. 101 had been applied retroactively due to immateriality.

(2)    Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies—

The consolidated financial statements include the accounts of Sony Corporation and those of its majority-owned subsidiary companies. All intercompany transactions and accounts are eliminated. Investments in which Sony has significant influence or ownership of 20% or more but less than or equal to 50% are accounted for under the equity method. Under the equity method, investments are stated at cost plus/minus Sony’s equity in undistributed earnings or losses. Consolidated net income includes Sony’s equity in current earnings or losses of such companies, after elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other than temporary, the investment is written down to its fair value.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of estimates—

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

Translation of foreign currencies—

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

Cash and cash equivalents—

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities—

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

Inventories—

Inventories in electronics, game and music as well as non-film inventories for pictures are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis.

Film costs—

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

Property, plant and equipment and depreciation—

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is principally computed on the declining-balance method for Sony Corporation and Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets, principally, ranging from 15 years up to 50 years for buildings and from 2 years up to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and other intangible assets—

As a result of the adoption of FAS No. 142, goodwill and certain other intangible assets that are determined to have an indefinite life are not amortized and are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Fair value for those assets is generally determined using a discounted cash flow analysis. Prior to the adoption of FAS No. 142, in accordance with APB No. 17, goodwill was amortized on a straight-line basis principally over a 20 or 40 year period and indefinite-lived intangible assets were also amortized on a straight-line basis principally over a 20 year period.

Intangible assets that are determined not to have an indefinite life mainly consist of artist contracts, music catalogs and intellectual property rights. Artist contracts and music catalogs are amortized on a straight-line basis principally over 16 years and 21 years, respectively. Intellectual property rights are amortized on a straight-line basis over 3 to15 years.

Deferred insurance acquisition costs—

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs are being amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves.

Future insurance policy benefits—

Future insurance policy benefits are computed based on actuarial assumptions.

Accounting for the impairment of long-lived assets—

Long-lived assets and intangible assets that do not have indefinite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset.

Derivative financial instruments—

All derivatives, including certain derivative financial instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

In accordance with FAS No. 133, the derivative financial instruments held by Sony are classified and accounted as below.

Fair value hedges

Changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash flow hedges

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized in current period earnings.

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges under FAS No. 133 are recognized in current period earnings.

Sony formally documents all hedging relationships between the derivatives designated as hedges and hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet or to the specific forecasted transaction. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting.

Stock-based compensation—

In accordance with APB No. 25, “Accounting for Stock Issued to Employees”, stock-based compensation cost is recognized in income based on the excess, if any, of the quoted market price of the common stock or subsidiary tracking stock of Sony Corporation at the grant date of the award or other measurement date over the stated exercise price of the award.

Free distribution of common stock—

On occasion, Sony Corporation may make a free distribution of common stock which is accounted for either by a transfer from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares in the common stock account.

Under the Japanese Commercial Code, a stock dividend can be effected by an appropriation of retained earnings to the common stock account by resolution of the general meeting of shareholders, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors’ meeting.

Free distribution of common stock is recorded in the consolidated financial statements only when it becomes effective, except for the calculation and presentation of per share amounts.

Stock issue costs—

Stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.

Revenue recognition—

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Advertising costs—

Advertising costs are expensed when the advertisement or commercial appears in the selected media, except for advertising costs for acquiring new insurance policies which are deferred and amortized as part of insurance acquisition costs.

During the year ended March 31, 2001, Sony began expensing advertising costs for theatrical and television product as incurred in accordance with SOP 00-2. Prior to the adoption of SOP 00-2, in accordance with FAS No. 53, “Financial Reporting by Producers and Distributors of Motion Picture Films” issued by FASB, advertising costs for theatrical and television product were capitalized and amortized over the related revenue streams in each market that such costs were intended to benefit.

Research and development costs—

Research and development costs are expensed as incurred.

Income taxes—

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Net income per share—

Sony calculates and presents per share data separately for Sony’s common stock and for the subsidiary tracking stock, based on FAS No. 128, “Earnings per Share”. The holders of the subsidiary tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the “two-class” method based on FAS No. 128. Under this method, basic net income per share (“EPS”) for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends. As defined by Sony Corporation’s articles of incorporation, the amount distributable to the subsidiary tracking stock holders is based on the declared dividends of the targeted subsidiary, which only may be declared from the amounts available for dividends of the targeted subsidiary, not including those of targeted subsidiary’s subsidiaries, as stipulated by the Japanese Commercial Code. The subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends is calculated as the number of the subsidiary tracking stock outstanding divided by the number of the targeted subsidiary’s common stock outstanding, subject to multiplying by the Standard Ratio (as defined in the articles of incorporation). The earnings allocated to common stock are calculated by subtracting the earnings allocated to subsidiary tracking stock from Sony’s net income for the period. The computation of diluted net income per common stock reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities. EPS for all periods is appropriately adjusted for any free distributions of common stock which have been completed.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)    Recent pronouncements:

Impairment or Disposal of Long-Lived Assets—

In October 2001, the FASB issued FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective for fiscal years beginning after December 15, 2001. FAS No. 144 replaces FAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and the accounting and reporting provisions of APB No. 30 “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for the disposal of segments of a business. FAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and modifies the accounting and disclosure rules for discontinued operations. Sony adopted FAS No. 144 on April 1, 2002. The adoption of FAS No. 144 is not expected to have a material impact on Sony’s results of operations and financial position.

Accounting for Asset Retirement Obligations—

In June 2001, the FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement shall be effective for fiscal years beginning after June 15, 2002. Sony is now in the process of assessing the impact that the statement will have on Sony’s results of operations and financial position.

FAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”—

In April 2002, the FASB issued FAS No. 145, effective for fiscal years beginning or transactions occurring after May 15, 2002. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others. Sony is now in the process of assessing the impact that the statement will have on Sony’s results of operations and financial position.

(4)    Reclassifications:

Certain reclassifications of the financial statements for the years ended March 31, 2000 and 2001 have been made to conform to the presentation for the year ended March 31, 2002.

3.    Integration of three listed subsidiaries

On January 5, 2000, Sony Corporation made three listed subsidiaries, Sony Music Entertainment (Japan) Inc. (“SMEJ”), Sony Chemicals Corporation (“SCC”) and Sony Precision Technology Inc. (“SPT”), wholly owned subsidiary companies through exchange offer procedures. Prior to the exchange offer procedures, Sony Corporation owned 71.0%, 69.6% and 69.2% of the common stock of SMEJ, SCC and SPT, respectively. SMEJ operates primarily in the music recording business; SCC is engaged in manufacturing and sale of recording media, electrical parts and joint materials; and SPT is engaged in manufacturing and sale of precise measuring and recording machines and equipment. Sony Computer Entertainment Inc., which is owned by Sony Corporation and SMEJ, also became a wholly owned subsidiary company of Sony Corporation.

The share exchange ratios were one share of SMEJ, SCC and SPT for 0.835 shares, 0.565 shares and 0.203 shares of Sony Corporation, respectively. As a result, approximately 26,156 thousand, 5,606 thousand and 1,218 thousand shares of Sony Corporation’s common stock were issued, respectively.

All of the exchanges were accounted for as purchases. The fair values of the acquired minority interests were determined based on the quoted market price of 10,550 yen per share of Sony Corporation for a few days before and after March 9, 1999 when the terms of the acquisition were agreed to and announced. The costs of the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

acquired minority interest were 276,169 million yen, 59,174 million yen and 12,868 million yen for SMEJ, SCC and SPT, respectively. The direct costs were included in the cost of acquisition. The excess of the purchase price of each subsidiary over the net assets acquired has been allocated to identifiable assets such as land and intangible assets (primarily the PlayStation trade name, PlayStation format, music distribution agreements and artist contracts), based upon the estimated fair value of such assets, and relevant deferred tax liabilities. The excess of the acquisition costs over the sum of the amounts assigned to identifiable assets less liabilities assumed is recognized as goodwill. Goodwill on this transaction is tested for impairment in accordance with FAS No. 142. Prior to the adoption of FAS No. 142, goodwill on this transaction was being amortized on a straight-line basis over a 20-year period.

Prior to the exchange those three subsidiaries were consolidated subsidiaries, and Sony’s consolidated financial statements include operating results of those subsidiaries for the full year. After the date of the exchange, minority interest income or losses relating to these subsidiaries were no longer recognized in Sony’s consolidated financial statements. The following unaudited consolidated pro forma information shows the results of Sony’s consolidated operations for the year ended March 31, 2000 as though the exchanges were made as of the beginning of the year ended March 31, 2000.

Unaudited
Yen in millions
Year ended March 31, 2000
Net sales (No change)	6,238,401

Net income	123,183

Yen
Net income per common share:
Basic	138.07

Diluted	126.50

The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the exchanges been consummated at the beginning of the year, or of results that may occur in the future. The pro forma net income per common share for the year ended March 31, 2000 reflects the two-for-one stock split that was completed on May 19, 2000.

4.    Inventories

Inventories comprise the following:

	Yen in millions
	March 31
	2001	2002
Finished products	624,055	429,484
Work in process	125,198	108,143
Raw materials, purchased components and supplies	193,623	135,810

	942,876	673,437

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Film costs

Film costs comprise the following:

	Yen in millions
	March 31
	2001	2002
Theatrical:
Released (including acquired film libraries)	169,522	134,997
Completed not released	—	9,465
In production and development	77,876	115,458

Television licensing:
Released (including acquired film libraries)	37,700	48,623
In production and development	12,519	4,511

	297,617	313,054

Sony estimates that approximately 90% of unamortized costs of released films (excluding amounts allocated to acquired film libraries) at March 31, 2002 will be amortized within the next three years. Approximately 102,291 million yen of released film costs are expected to be amortized during the next twelve months. As of March 31, 2002, unamortized acquired film libraries of approximately 27,095 million yen remain to be amortized on a straight-line basis over an average of the remaining life of 8 years. Approximately 95,259 million yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

6.    Investments in and transactions with affiliated companies

Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. Such investments include but are not limited to Sony’s interest in Sony Ericsson Mobile Communications, AB (50%), American Video Glass Company (50%), ST Liquid Crystal Display Corporation (50%), The Columbia House Company (50%), Telemundo Group (39.5%), BE-ST Bellevuestrasse Development GmbH & Co. First Real Estate KG, Berlin (50%), and Crosswave Communications Inc. (23.9%).

Summarized combined financial information that is based on information provided by equity investees is shown below:

	Yen in millions
	March 31
	2001	2002
Current assets	209,419	379,747
Property, plant and equipment	164,076	253,370
Other assets	146,519	244,169

Total assets	520,014	877,286

Current liabilities	215,966	468,880
Long-term liabilities	153,876	176,117
Stockholders’ equity	150,172	232,289

Total liabilities and stockholders’ equity	520,014	877,286

Number of companies at end of year	86	98

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen in millions
	Year ended March 31
	2000	2001	2002
Sales and revenue	503,186	418,213	659,589
Gross profit	135,828	134,388	161,655
Net income (loss)	(89,207)	(65,229)	(68,608)

During the year ended March 31, 2000, additional costs relating to shortened amortization periods and an impairment of deferred direct-response advertising and member acquisition expenses in The Columbia House Company and the devaluation of real estate for sale in BE-ST Bellevuestrasse Development GmbH & Co. First Real Estate KG, Berlin, which develops and operates commercial- and other-use facilities, negatively affected the equity in net losses of affiliated companies by approximately 7,632 million yen and 5,154 million yen, respectively.

During the year ended March 31, 2001, 25,026 million yen of equity in net losses of Loews Cineplex Entertainment Corporation (“Loews”) were recorded, principally due to continued losses as well as the impairment loss recorded against the entire carrying value of Sony’s investment in Loews. Thereafter, no additional equity losses were recorded. In March 2002, Loews completed its reorganization in the United States of America under Chapter 11 of the Federal Bankruptcy Code, and in Canada under the Companies-Creditors Agreement Act. As a result, Sony is no longer a shareholder in Loews. Therefore, the financial position of Loews as of March 31, 2001 and 2002 is not included in the above summarized combined balance sheet.

Sony Ericsson Mobile Communications, AB, a joint venture focused on mobile phone handsets, was established in October 2001 and is included in affiliated companies accounted for under the equity method.

In April 2002, Sony completed the sale of its equity interest in the Telemundo Group which resulted in cash proceeds of 679 million dollars and a gain of approximately 500 million dollars.

Affiliated companies accounted for under the equity method with an aggregate carrying amount of 10,670 million yen and 7,623 million yen at March 31, 2001 and 2002, were quoted on established markets at an aggregate value of 32,408 million yen and 17,991 million yen, respectively.

Account balances and transactions with affiliated companies are presented below:

	Yen in millions
	March 31
	2001	2002
Accounts receivable, trade	19,717	46,296

Advances	26,201	25,907

Accounts payable, trade	9,964	5,865

	Yen in millions
	Year ended March 31
	2000	2001	2002
Sales	32,045	31,239	72,824

Purchases	5,301	75,379	69,254

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends from affiliated companies accounted for under the equity method for the years ended March 31, 2000, 2001 and 2002 were 869 million yen, 2,764 million yen and 3,065 million yen, respectively.

7.    Accounts receivable securitization program

In the United States of America, Sony set up an accounts receivable securitization program whereby Sony can sell interests in up to 119,700 million yen of eligible trade accounts receivable, as defined. Through this program, Sony can securitize and sell a percentage of undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 90 days after the invoice dates. The value assigned to undivided interests retained in securitized trade receivables is based on the relative fair values of the interest retained and sold in the securitization. Sony has assumed that the fair value of the retained interest is equivalent to its carrying value as the receivables are short-term in nature, high quality and have appropriate reserves for bad debt incidence. The initial sale of the receivables was in October 2001 and the maximum amount funded in the year was 109,060 million yen. There were no outstanding amounts due at March 31, 2002 relating to the existing undivided interests in the pool of receivables that had been sold. Losses from this transaction were insignificant.

8.    Marketable securities and securities investments and other

Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2001				March 31, 2002
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities	883,571	53,264	2,396	934,439	1,150,630	41,241	15,930	1,175,941
Equity securities	45,868	32,555	8,119	70,304	58,374	30,371	7,829	80,916
Held-to-maturity securities	16,493	63	—	16,556	19,835	353	9	20,179

Total	945,932	85,882	10,515	1,021,299	1,228,839	71,965	23,768	1,277,036

At March 31, 2002, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities due within 1 to 10 years.

Proceeds from sales of available-for-sale securities were 186,093 million yen, 91,424 million yen and 193,048 million yen for the years ended March 31, 2000, 2001 and 2002, respectively. On those sales, gross realized gains computed on the average cost basis were 18,887 million yen, 5,291 million yen and 6,397 million yen and gross realized losses were 2,394 million yen, 416 million yen and 3,803 million yen, respectively.

In March 2001, Sony Corporation and consolidated subsidiaries contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an employee retirement benefit trust, with no cash proceeds thereon. The fair value of these securities at the time of contribution was 14,316 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the fourth quarter of the year ended March 31, 2001, due to a change in the partial investment policy of a life insurance subsidiary, certain amounts previously included in marketable securities as short-term investments in money market funds have been transferred to available-for-sale securities and included in securities investments and other on the balance sheet as of March 31, 2001.

Marketable securities as of March 31, 2001 and 2002 included short-term investments in money market funds of 72,152 million yen and 124,762 million yen, respectively.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of nonpublic companies. The aggregate carrying amounts of the investments in nonpublic companies at March 31, 2001 and 2002, which were valued at cost, were 92,565 million yen and 82,490 million yen, respectively. The corresponding fair values of the investments in nonpublic companies were not computed as of March 31 of the respective years as such values are not readily determinable. However, if the value of an investment is estimated to have declined and such decline is judged to be other than temporary, the investment is written down to its fair value.

The net change in the unrealized gains or losses on trading securities that has been included in earnings during the years ended March 31, 2000, 2001 and 2002 was insignificant.

Securities investments and other as of March 31, 2001 and 2002 also included separate account assets (Note 11) in the life insurance business, which were carried at fair value. Although the separate account assets consist primarily of debt and equity securities, they are excluded from the above table due to the nature of the assets. Proceeds from sales of available-for-sale securities and gross realized gains or losses described above also exclude the amounts related to the separate account assets. Separate account assets at March 31, 2001 and 2002 were 91,956 million yen and 106,150 million yen, respectively.

9.    Leased assets

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets.

An analysis of leased assets under capital leases is as follows:

	Yen in millions
	March 31
Class of property	2001	2002
Land	1,936	1,983
Buildings	16,762	15,448
Machinery, equipment and others	37,773	35,255
Accumulated amortization	(22,850)	(20,830)

	33,621	31,856

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2002:

Yen in millions
Year ending March 31:
2003	16,876
2004	12,057
2005	8,211
2006	4,601
2007	3,462
Later years	10,111

Total minimum lease payments	55,318
Less—Amount representing interest	8,068

Present value of net minimum lease payments	47,250
Less—Current obligations	14,360

Long-term capital lease obligations	32,890

Minimum lease payments have not been reduced by minimum sublease income of 16,938 million yen due in the future under noncancelable subleases.

Rental expenses under operating leases for the years ended March 31, 2000, 2001 and 2002 were 91,340 million yen, 93,727 million yen and 104,497 million yen, respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2002 are as follows:

Yen in millions
Year ending March 31:
2003	55,115
2004	44,592
2005	35,553
2006	26,865
2007	23,487
Later years	130,718

Total minimum future rentals	316,330

10.    Goodwill and intangible assets

As discussed in Note 2, Sony elected early adoption of FAS No. 142. Upon the adoption of this new Statement, Sony reassessed the useful lives of its intangible assets and determined that certain intangible assets including trademarks have indefinite lives and as a result, will no longer be amortized. At April 1, 2001, intangible assets having an indefinite life totaled 76,029 million yen. Sony completed the transitional impairment test for these intangible assets and determined that the fair value of these assets is in excess of the current carrying amount. Accordingly, no impairment loss was recorded for intangible assets upon the adoption of FAS No. 142.

Intangible assets acquired during the year ended March 31, 2002 totaled 23,048 million yen, which are subject to amortization and primarily consists of intellectual property rights of 7,657 million yen and software of 6,465 million yen in the electronics business and music catalogs of 1,402 million yen. The weighted average amortization period for intellectual property rights and software in the electronics business are 7 years and 3 years, respectively, and music catalogs are amortized over 20 years.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets subject to amortization comprise the following:

	Yen in millions
	March 31
	2001		2002
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated Amortization
Artist contracts	91,607	(63,350)	97,390	(72,890)
Music catalog	95,742	(38,438)	103,732	(46,137)
Intellectual property rights and other	90,330	(32,050)	109,060	(45,147)

Total	277,679	(133,838)	310,182	(164,174)

The aggregate amortization expense for intangible assets for the year ended March 31, 2002 was 25,554 million yen. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Yen in millions
Year ending March 31:
2003	22,553
2004	20,769
2005	15,822
2006	12,754
2007	11,407

Total carrying amount of intangible assets having an indefinite life comprise the following:

	Yen in millions
	March 31
	2001	2002
Trademarks	57,195	57,195
Other	18,834	18,834

	76,029	76,029

Prior to the adoption of FAS No. 142, accumulated amortization for those intangible assets having an indefinite life at March 31, 2001 amounted to 5,068 million yen.

In addition to the amortizable and indefinite-lived intangible assets shown in the above tables, intangible assets at March 31, 2001 and 2002 also include unrecognized prior service costs totaling 1,419 million yen and 23,602 million yen, respectively, which were recorded under FAS No. 87, “Employer’s Accounting for Pensions” as discussed in Note 15.

Sony has also completed the transitional impairment test for existing goodwill as required by FAS No. 142. Sony has determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill upon the adoption of FAS No. 142.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2001 and 2002 are as follows:

	Yen in millions
	Electronics	Game	Music	Pictures	Other	Total
Balance at March 31, 2000	57,923	114,361	48,722	72,771	—	293,777
Goodwill acquired during year	77	6,224	262	2,008	203	8,774
Amortization of goodwill	(2,868)	(6,286)	(2,258)	(3,040)	(203)	(14,655)
Other *	(237)	710	5,291	11,499	—	17,263

Balance at March 31, 2001	54,895	115,009	52,017	83,238	—	305,159

Goodwill acquired during year	3,674	—	3,184	—	1,439	8,297
Other *	(1,716)	(3,904)	3,399	6,154	(149)	3,784

Balance at March 31, 2002	56,853	111,105	58,600	89,392	1,290	317,240

*	Other primarily consists of translation adjustments and reclassification to other accounts.

Prior to the adoption of FAS No. 142, accumulated amortization for goodwill at March 31, 2001 amounted to 124,604 million yen.

Amounts previously reported for income before cumulative effect of accounting changes and net income and basic and diluted earnings per share (EPS) for the years ended March 31, 2000 and 2001 are reconciled to amounts adjusted to exclude the amortization expense related to goodwill and indefinite-lived intangible assets as follows:

	Yen in millions
	Year ended March 31
	2000	2001
Reported income before cumulative effect of accounting changes	121,835	121,227
Add back:
Goodwill amortization	7,185	14,968
Intangible assets amortization	587	2,348

Adjusted income before cumulative effect of accounting changes	129,607	138,543

Reported net income	121,835	16,754
Add back:
Goodwill amortization	7,185	14,968
Intangible assets amortization	587	2,348

Adjusted net income	129,607	34,070

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Yen
	Year ended March 31
	2000	2001
Per share data:
Income before cumulative effect of accounting changes—
Reported basic EPS	144.58	132.64
Add back:
Goodwill amortization	8.53	16.38
Intangible assets amortization	0.70	2.57

Adjusted basic EPS	153.81	151.59

Reported diluted EPS	131.70	124.36
Add back:
Goodwill amortization	7.61	15.05
Intangible assets amortization	0.62	2.36

Adjusted diluted EPS	139.93	141.77

Net income—
Reported basic EPS	144.58	18.33
Add back:
Goodwill amortization	8.53	16.38
Intangible assets amortization	0.70	2.57

Adjusted basic EPS	153.81	37.28

Reported diluted EPS	131.70	19.28
Add back:
Goodwill amortization	7.61	15.05
Intangible assets amortization	0.62	2.36

Adjusted diluted EPS	139.93	36.69

11.    Insurance-related accounts

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

The amounts of statutory net equity of the subsidiaries as of March 31, 2001 and 2002 were 101,106 million yen and 101,989 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)    Deferred insurance acquisition costs:

Insurance acquisition costs, such as commission expenses, medical examination and inspection report fees, advertising costs, etc., that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs are amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. Amortization charged to income for the years ended March 31, 2000, 2001 and 2002 amounted to 22,708 million yen, 38,886 million yen and 31,000 million yen, respectively.

(2)    Future insurance policy benefits:

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 1.5% to 6.25%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the life insurance subsidiary’s own experience or various actuarial tables. At March 31, 2001 and 2002, future insurance policy benefits amounted to 1,217,972 million yen and 1,513,917 million yen, respectively.

(3)    Separate account assets:

Separate account assets are funds on which investment income and gains or losses accrue directly to certain policyholders. Separate account assets are legally segregated. They are not subject to the claims that may arise out of any other business of a life insurance subsidiary. Separate account assets, which consist primarily of debt and equity securities, are carried at fair value and included in securities investments and other. The related liabilities are recognized as separate account liabilities and included in future insurance policy benefits and other. Fees earned for administrative and contract-holder services performed for the separate accounts are recognized as financial service revenue.

12.    Short-term borrowings and long-term debt

Short-term borrowings comprise the following:

	Yen in millions
	March 31
	2001	2002
Loans, principally from banks:
with weighted-average interest rate of 4.93%	68,240
with weighted-average interest rate of 4.00%		61,693
Commercial paper:
with weighted-average interest rate of 4.86%	117,295
with weighted-average interest rate of 0.39%		51,584

	185,535	113,277

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt comprises the following:

	Yen in millions
	March 31
	2001	2002
Unsecured loans, representing obligations principally to banks:
Due 2001 to 2018 with interest ranging from 0.8% to 6.69% per annum	59,908
Due 2002 to 2018 with interest ranging from 1.46% to 5.67% per annum		45,055

Secured loans, representing obligations principally to banks:
Due 2001 to 2009 with interest ranging from 6.75% to 7.25% per annum	2,277
Due 2002 to 2009 with interest ranging from 6.75% to 7.25% per annum		2,593

Medium-term notes of consolidated subsidiaries:
Due 2001 to 2006 with interest ranging from 4.82% to 7.55% per annum	79,296
Due 2002 to 2006 with interest ranging from 1.88% to 4.95% per annum		89,981
Unsecured 1.5% convertible bonds, due 2002, convertible currently at 2,194.0 yen for one common share, redeemable before due date	316	218
Unsecured 1.4% convertible bonds, due 2003, convertible currently at 2,707.8 yen for one common share, redeemable before due date	8,310	8,159
Unsecured 1.4% convertible bonds, due 2005, convertible currently at 3,995.5 yen for one common share, redeemable before due date	287,883	287,809
Unsecured 0.1% bonds, due 2001 with detachable warrants	3,500	—
Unsecured 0.03% bonds, due 2004 with detachable warrants, net of unamortized discount	3,795	3,857
Unsecured 0.1% bonds, due 2005 with detachable warrants, net of unamortized discount	3,753	3,810
Unsecured 1.55% bonds, due 2006 with detachable warrants	12,000	12,000
Unsecured 0.9% bonds, due 2007 with detachable warrants	—	7,300
Unsecured 0.9% bonds, due 2007 with detachable warrants of subsidiary tracking stock	—	150
Unsecured 4.4% bonds, due 2001	80,000	—
Unsecured 1.42% bonds, due 2005, net of unamortized discount	99,982	99,986
Unsecured 0.64% bonds, due 2006, net of unamortized discount	—	99,991
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,972	49,975
Unsecured 1.52% bonds, due 2011, net of unamortized discount	—	49,995
Unsecured 6.125% U.S. dollar notes, due 2003, net of unamortized discount	193,268	199,800
Unsecured 1.35% bonds of a consolidated subsidiary, due 2001	15,000	—
Unsecured 2.5% bonds of a consolidated subsidiary, due 2003	15,000	15,035
Unsecured 2.0% bonds of a consolidated subsidiary, due 2005	15,000	15,000
Unsecured 1.99% bonds of a consolidated subsidiary, due 2007	15,000	15,000
Unsecured 2.35% bonds of a consolidated subsidiary, due 2010	5,000	4,900
Unsecured fixed coupon U.S. dollar notes linked to the Yen/U.S. dollar rate of a consolidated subsidiary, due 2001	805	—

Long-term capital lease obligations:
Due 2001 to 2014 with interest ranging from 1.90% to 9.30% per annum	44,394
Due 2002 to 2014 with interest ranging from 2.15% to 10.00% per annum		47,250
Guarantee deposits received	20,066	21,539

	1,014,525	1,079,403
Less—Portion due within one year	170,838	240,786

	843,687	838,617

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with the requirements of FAS No. 133, the portion of Sony’s fixed-rate debt obligations that is hedged is reflected in the consolidated balance sheet as an amount equal to the sum of the debt’s carrying value plus a FAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in market interest and currency rates.

A summary of the exercise rights of the detachable warrants as of March 31, 2002 is as follows:

Issued on	Exercisable during	Exercise price	Number of shares per warrant	Status of exercise
		Yen
August 17, 1998	September 1, 1999 through August 16, 2004	6,264	319 shares of common stock of Sony Corporation	230 warrants exercised; 1,770 warrants outstanding
August 23, 1999	September 1, 2000 through August 22, 2005	7,167	279 shares of common stock of Sony Corporation	2,000 warrants outstanding
October 19, 2000	November 1, 2001 through October 18, 2006	12,457	100 shares of common stock of Sony Corporation	9,600 warrants outstanding
December 21, 2001	January 6, 2003 through December 20, 2007	6,039	100 shares of common stock of Sony Corporation	11,534 warrants outstanding
December 21, 2001	June 20, 2002 through June 20, 2007	3,300	75 shares of subsidiary tracking stock	600 warrants outstanding

Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Yen in millions
Year ending March 31:
2003	240,786
2004	34,246
2005	309,129
2006	150,541
2007	185,058

At March 31, 2002, Sony had unused committed lines of credit amounting to 974,900 million yen and can borrow up to generally 90 days from the banks with whom Sony has committed line contracts. Furthermore, Sony has Commercial Paper Programs, the size of which was 2,249,000 million yen. At March 31, 2002, the total outstanding balance of commercial paper was 51,584 million yen. Under those programs, Sony can issue commercial paper for the period not in excess of generally 270 days up to the size of the programs. In addition, Sony has Medium Term Notes programs, the size of which was 1,330,000 million yen. At March 31, 2002, the total outstanding balance of Medium Term Notes was 89,981 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The basic agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantors will be furnished upon the banks’ request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

13.    Deposits from customers in the banking business

All deposits from customers in the banking business are interest bearing deposits, and are owned by a Japanese bank subsidiary which was established as an Online Internet bank for individuals. At March 31, 2002, the balance of time deposits issued in amounts of 10 million yen or more was 24,045 million yen.

At March 31, 2002, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year include 3,541 million yen and 7,200 million yen for the years ending March 31, 2004 and 2005, respectively. There are no deposits having a maturity date after March 31, 2005.

14.    Financial instruments

(1)    Derivative instruments and hedging activities:

Sony has certain financial instruments including financial assets and liabilities incurred in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate and currency swap agreements. Sony does not use derivative financial instruments for trading or speculative purposes. Foreign exchange forward contracts and foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. Interest rate and currency swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments resulting from adverse fluctuations in interest rates and/or foreign currency exchange rates.

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

Derivative financial instruments held by Sony are classified and accounted for as described below pursuant to FAS No. 133.

Fair value hedges

The derivatives designated as fair value hedges include interest rate and currency swap agreements, which are used for reducing the risk arising from the changes in the fair value of fixed rate debt and available-for-sale debt securities.

For example, Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated fixed rate debt for functional currency denominated variable rate debt. These derivatives are considered to be a hedge against changes in the fair value of Sony’s foreign denominated fixed-rate obligations. Accordingly, these derivatives have been designated as fair value hedges in accordance with FAS No. 133. Amounts to be paid or received under these agreements are recognized in interest expense consistent with the terms of the agreements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Both the derivatives designated as fair value hedge and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives designated as fair value hedge as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income currently.

The amount of ineffectiveness of these fair value hedges, that was reflected in earnings, was not material for the year ended March 31, 2002. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

The derivatives designated as cash flow hedges include interest rate and currency swap agreements and foreign exchange forward contracts, which are used for reducing the risk arising from the changes in anticipated cash flow of variable rate debt and foreign currency denominated debt.

For example, Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt. These derivatives are considered to be a hedge against changes in the anticipated cash flow of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings.

For the year ended March 31, 2002, these cash flow hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of cash flow hedges. As of March 31, 2002, 812 million yen of deferred gains for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months. There were no forecasted transactions that failed to occur for the year ended March 31, 2002.

Derivatives not designated as hedges

The derivatives not designated as hedges under FAS No. 133 include foreign exchange forward contracts and purchased and written foreign currency option contracts. These contracts are used primarily to fix the cash flow value resulting from intercompany accounts receivable and payable and future transactions denominated in foreign currencies in relation to the core currencies (Japanese yen, U.S. dollars and euros) of Sony’s major operating units. However, these derivatives do not meet the criteria for hedge accounting under FAS No. 133. Accordingly, such contracts are marked-to-market with changes in value, including premiums paid or received, recognized in other income or expense. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts. In addition to the range forward contracts, Sony enters into written foreign currency option contracts in order to minimize its hedging costs. All of these derivatives mature or expire within five months after the balance sheet date.

The convertible rights included in convertible bonds held by Sony’s life insurance subsidiary, which are classified as available-for-sale debt securities, are considered as embedded derivatives under FAS No. 133 and are marked-to-market with changes in value recognized in financial service revenue.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)    Fair value of financial instruments:

The estimated fair values of Sony’s financial instruments are summarized as follows. The following summary excludes cash and cash equivalents, time deposits, notes and accounts receivable, trade, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business that are carried at amounts which approximate fair value. The summary also excludes debt and equity securities which are disclosed in Note 8.

	Yen in millions
	March 31
	2001			2002
	Notional amount	Carrying amount	Estimated fair value	Notional amount	Carrying amount	Estimated fair value
Long-term debt including the current portion	—	(1,014,525)	(1,395,706)	—	(1,079,403)	(1,323,772)
Forward exchange contracts	1,189,710	(7,864)	(17,226)	1,042,836	(37,243)	(37,243)
Currency option contracts purchased	479,132	5,964	5,964	357,052	1,267	1,267
Currency option contracts written	724,091	(6,897)	(6,897)	423,826	(2,933)	(2,933)
Interest rate swap agreements	215,971	(2,469)	(3,797)	256,501	(6,699)	(6,699)
Interest rate and currency swap agreements	278,573	—	(9,032)	228,433	5,550	5,550
Embedded derivatives	—	—	—	342,846	3,740	3,740

The following are explanatory notes regarding the estimation method of fair value in above table.

Long-term debt including the current portion

The fair values of long-term debt, including the current portion, were estimated based on either the market value or the discounted amounts of future cash flows using Sony’s current incremental debt rates for similar liabilities.

Derivative financial instruments

The fair values of foreign exchange forward contracts and foreign currency option contracts were estimated based on market quotations. The fair values of interest rate and currency swap agreements were estimated based on the discounted amounts of future net cash flows. The fair values of convertible rights, which were a majority of embedded derivatives, were estimated based on the market price of stock which will be acquired by the exercise.

15.    Pension and severance plans

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Many of foreign subsidiaries have defined benefit pension plans or severance indemnity plans which substantially cover all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

The components of net pension and severance costs, which exclude employee termination benefits paid in restructuring activities, for the years ended March 31, 2000, 2001 and 2002 were as follows:

Japanese plans:

	Yen in millions
	Year ended March 31
	2000	2001	2002
Service cost	46,306	46,400	48,609
Interest cost	14,898	19,040	21,232
Expected return on plan assets	(11,236)	(26,216)	(26,286)
Amortization of net transition asset	(375)	(375)	(375)
Recognized actuarial loss	5,733	7,447	12,639
Amortization of prior service cost	1,335	783	611

Net periodic benefit cost	56,661	47,079	56,430

Foreign plans:
	Yen in millions
	Year ended March 31
	2000	2001	2002
Service cost	15,298	14,899	15,161
Interest cost	6,095	6,805	7,944
Expected return on plan assets	(4,989)	(6,492)	(7,416)
Amortization of net transition asset	(108)	(36)	(87)
Recognized actuarial (gain) loss	(46)	555	(351)
Amortization of prior service cost	(142)	(341)	848

Net periodic benefit cost	16,108	15,390	16,099

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions
	March 31
	2001	2002	2001	2002
Change in benefit obligation:
Benefit obligation at beginning of year	729,803	801,322	103,992	128,162
Service cost	46,400	48,609	14,899	15,161
Interest cost	19,040	21,232	6,805	7,944
Plan participants’ contributions	5,865	5,102	755	740
Amendments	1,156	(26,085)	(1,708)	(852)
Actuarial (gain) loss	27,963	47,877	1,616	(3,404)
Foreign currency exchange rate changes	—	—	15,114	4,415
Curtailments and settlements	—	(4,103)	—	—
Benefits paid	(28,905)	(24,812)	(13,311)	(8,956)

Benefit obligation at end of year	801,322	869,142	128,162	143,210

Change in plan assets:
Fair value of plan assets at beginning of year	507,943	460,167	78,842	86,351
Actual return on plan assets	(85,468)	(29,094)	(2,567)	(6,215)
Foreign currency exchange rate changes	—	—	8,363	5,774
Employer contribution	44,923	31,936	7,853	4,694
Plan participants’ contributions	5,865	5,102	755	740
Benefits paid	(13,096)	(11,433)	(6,895)	(8,742)

Fair value of plan assets at end of year	460,167	456,678	86,351	82,602

Funded status	341,155	412,464	41,811	60,608
Unrecognized actuarial loss	(236,747)	(325,637)	(11,885)	(26,040)
Unrecognized net transition asset	1,604	1,229	143	(97)
Unrecognized prior service cost	(4,178)	22,518	2,163	1,668

Net amount recognized	101,834	110,574	32,232	36,139

Amounts recognized in the consolidated balance sheet consist of:
Accrued pension and severance costs, including current portion	189,283	258,597	32,232	36,139
Intangibles	(1,419)	(23,602)	—	—
Accumulated other comprehensive income	(86,030)	(124,421)	—	—

Net amount recognized	101,834	110,574	32,232	36,139

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assumptions used as of March 31, 2000, 2001 and 2002 were as follows:

Japanese plans:

	March 31
	2000	2001	2002
Discount rate	2.7%	2.7%	2.4%
Expected return on plan assets	4.0%	4.0%	4.0%
Rate of compensation increase	3.0%	3.0%	3.0%

Foreign plans:

March 31
	2000	2001	2002
Discount rate	4.5-7.5%	4.0-7.5%	3.0-8.0%
Expected return on plan assets	6.5-9.1%	5.0-9.0%	4.5-9.0%
Rate of compensation increase	2.0-4.8%	2.5-5.1%	2.5-5.0%

As required under FAS No. 87, “Employers’ Accounting for Pensions”, the assumptions are reviewed in accordance with changes in circumstances.

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

The accumulated benefit obligations and the fair value of plan assets for which Sony has recognized the minimum pension liability on Sony Corporation and substantially all of the Japanese subsidiaries’ plans were 592,876 million yen, 425,554 million yen as of March 31, 2001, and 685,357 million yen, 445,499 million yen as of March 31, 2002, respectively.

As discussed in Note 8, in March 2001, Sony Corporation and consolidated subsidiaries contributed certain marketable equity securities to an employee retirement benefit trust, which is included in plan assets.

16.    Stockholders’ equity

(1)    Subsidiary tracking stock:

On June 20, 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), a directly and indirectly wholly owned subsidiary of Sony Corporation which is engaged in Internet-related services. The subsidiary tracking stock holders have no direct rights in the equity or assets of SCN or the assets of Sony Corporation. Except as summarized below, the shares of subsidiary tracking stock have the same rights and characteristics as those of shares of common stock.

The dividend on the shares of this series of subsidiary tracking stock is payable only when the Board of Directors of SCN has resolved to pay to its common stock holders a dividend in an amount per share of the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subsidiary tracking stock equal to the amount of SCN’s dividend per share of its common stock multiplied by the Standard Ratio (as defined in the articles of incorporation), subject to statutory restriction on Sony Corporation’s ability to pay dividends on its shares of capital stock and the maximum dividend amount (as defined in the articles of incorporation). If the amount of dividends paid to the subsidiary tracking stock holders is less than the amount, which should have been paid pursuant to the formula set forth above due to the statutory restriction referred to above or for any other reason, such shortfall will be accumulated and such cumulative amount will be paid to the subsidiary tracking stock holders for subsequent fiscal years. Any such dividend on the subsidiary tracking stock is payable in priority to the payment of dividends to the common stock holders. However, the subsidiary tracking stock holders have no right to participate in the dividends to common stock holders. Furthermore, even if the Board of Directors of SCN does not take a resolution for the payment of dividends to SCN’s common stock holders, Sony Corporation may decide to pay dividends to its common stock holders.

The subsidiary tracking stock holders have the same voting rights as those of the common stock holders and, thus, are entitled to participate and vote at any General Meeting of Shareholders in the same way as the common stock holders. In addition, as each series of subsidiary tracking stock is a separate class of stock different from common stock, if any resolution of the General Meeting of Shareholders would adversely affect the rights of the shareholders of a particular class of subsidiary tracking stock, the shareholders of each class of subsidiary tracking stock will have the right to approve or disapprove such resolution by a special resolution of the meeting of shareholders of that class of subsidiary tracking stock.

In the event of distribution of residual assets to the shareholders of Sony Corporation where, as long as such assets include shares of common stock of SCN, the number of shares of SCN common stock obtained by multiplying the number of shares of the subsidiary tracking stock held by each holder by the Standard Ratio or the net proceeds from the sale of the shares of SCN common stock so to be distributed will be distributed to the holders of the subsidiary tracking stock.

The shares of subsidiary tracking stock may be subject to repurchase and retirement in the same manner and under the same restriction as the shares of common stock. In addition, at any time after the passage of three years from the date of the initial issuance of shares of a series of subsidiary tracking stock, it may retire the entire amount of all outstanding shares of that series of subsidiary tracking stock upon paying to the shareholders thereof an amount equal to the current market price of the subsidiary tracking stock out of Sony Corporation’s retained earnings available for dividend payments. Sony Corporation may also retire the shares of a series of subsidiary tracking stock in their entirety pursuant to the procedures prescribed by the Japanese Commercial Code for the reduction of capital upon payment to the subsidiary tracking stock holders an amount equal to the market value thereof as set forth above.

At any time after the passage of three years from the date of the initial issuance of shares of a series of subsidiary tracking stock, it may convert the entire amount of all outstanding shares of the subsidiary tracking stock into the shares of Sony Corporation’s common stock at the rate of the multiple of 1.1 of the market value (as defined in the articles of incorporation) of shares of the subsidiary tracking stock divided by the market value (as similarly defined) of the shares of Sony Corporation’s common stock.

If any events (as defined in the articles of incorporation) occur, the entire amount of all outstanding shares of the subsidiary tracking stock will be either retired or converted into shares of Sony Corporation’s common stock at the price or rate set forth above.

The number of shares of the subsidiary tracking stock issued and outstanding at March 31, 2002 was 3,072,000. At March 31, 2002, 45,000 shares of the subsidiary tracking stock would be issued upon exercise of warrants outstanding.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The statutory retained earnings of SCN available for the payments of dividends to its shareholders were 209 million yen as of March 31, 2002, which were decreased by 374 million yen during the fiscal year ended March 31, 2002.

(2)    Common stock:

Changes in the number of shares of common stock issued and outstanding during the years ended March 31, 2000, 2001 and 2002 have resulted from the following:

Number of shares
Balance at March 31, 1999	410,439,111
Exercise of stock purchase warrants	192,162
Conversion of convertible bonds	10,028,119
Stock issued under exchange offerings	32,979,771

Balance at March 31, 2000	453,639,163
Stock split	453,639,163
Exercise of stock purchase warrants	111,209
Conversion of convertible bonds	12,145,253
Stock issued under exchange offerings	82,346

Balance at March 31, 2001	919,617,134
Exercise of stock purchase warrants	8,301
Conversion of convertible bonds	118,920

Balance at March 31, 2002	919,744,355

At March 31, 2002, 81,001,087 shares of common stock would be issued upon conversion or exercise of all convertible bonds and warrants outstanding.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequently, the Ordinary General Meeting of Shareholders held on June 29, 2000 increased the maximum number of shares of its common stock up to 90 million shares on and after June 30, 2000 and the Extraordinary General Meeting of Shareholders held on January 25, 2001 authorized to acquire and retire the subsidiary tracking stock as well as its common stock on and after January 26, 2001. At March 31, 2002, no common stock and subsidiary tracking stock had been acquired under this authorization.

The Ordinary General Meeting of Shareholders held on June 26, 1998 approved that (a) in addition to the shares discussed in the preceding paragraph, Sony Corporation may, by a resolution of the Board of Directors, acquire and retire up to a total not exceeding 30 million outstanding shares of its common stock with its additional paid-in capital at prices in total not exceeding 400 billion yen and (b) Sony Corporation may grant share subscription rights to directors and/or employees pursuant to the Japanese regulations. Subsequently, the Extraordinary General Meeting of Shareholders held on January 25, 2001 authorized to acquire and retire the subsidiary tracking stock as well as its common stock on and after January 26, 2001. At March 31, 2002, no common stock and subsidiary tracking stock had been acquired nor had any share subscription rights been granted under this approval.

Prior to the recent amendments to the Japanese Commercial Code, purchase and retirement by Sony Corporation of its own shares could be made at any time by resolution of the Board of Directors up to the number of shares and total purchase price as described above. However, following such amendments, purchase by Sony Corporation of its own shares is subject to the prior approval of shareholders at the Ordinary General Meeting of Shareholders, which includes the maximum number of shares to be purchased and the maximum total purchase amount. Once such approval of shareholders is obtained, Sony Corporation may purchase its own shares at any time during the period up to the conclusion of next Ordinary General Meeting of Shareholders.

On April 25, 2002, the Board of Directors of Sony Corporation resolved the following proposals in accordance with the modified Japanese Commercial Code. The proposals, which will be discussed by the General Meeting of Shareholders to be held on June 20, 2002, resolve that Sony Corporation may acquire up to a total not exceeding 90 million outstanding shares of its common stock at an amount in a total not exceeding 650 billion yen and a total not exceeding 300 thousand outstanding shares of the subsidiary tracking stock at an amount in total not exceeding 1 billion yen until the conclusion of the General Meeting of Shareholders to be held for the year ending March 31, 2003.

Prior to the amendments to the Japanese Commercial Code, the articles of incorporation of Sony Corporation had defined the amount of each par-value share to be issued as fifty yen (50 yen). As a result of the amendments, the concept of par-value of shares has been automatically eliminated and certain sentences in the articles of incorporation has become ineffective, which will be modified upon the approval of the Ordinary General Meeting of Shareholders to be held on June 20, 2002.

(3)    Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for the payments of dividends to shareholders as of March 31, 2002 was 700,550 million yen. The appropriation of retained earnings for the year ended March 31, 2002 including cash dividends for the six-month period ended March 31, 2002 has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings will be proposed for approval at the Ordinary General Meeting of Shareholders to be held on June 20, 2002 and will be then recorded in the statutory books of account, in accordance with the Japanese Commercial Code, upon shareholders’ approval.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 9,617 million yen and 9,259 million yen at March 31, 2001 and 2002, respectively.

(4)    Other comprehensive income

Other comprehensive income for the years ended March 31, 2000, 2001 and 2002 were as follows:

	Yen in millions
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2000:
Unrealized gains on securities—
Unrealized holding gains or losses arising during the period	79,822	(27,003)	52,819
Less: Reclassification adjustment for gains or losses included in net income	(17,196)	2,809	(14,387)
Minimum pension liability adjustment	9,190	(3,869)	5,321
Foreign currency translation adjustments	(202,596)	3,423	(199,173)

Other comprehensive income	(130,780)	(24,640)	(155,420)

For the year ended March 31, 2001:
Unrealized gains on securities—
Unrealized holding gains or losses arising during the period	(6,290)	(1,200)	(7,490)
Less: Reclassification adjustment for gains or losses included in net income	(16,095)	6,186	(9,909)
Minimum pension liability adjustment	(79,678)	33,544	(46,134)
Foreign currency translation adjustments	169,144	(8,862)	160,282

Other comprehensive income	67,081	29,668	96,749

For the year ended March 31, 2002:
Unrealized gains on securities—
Unrealized holding gains or losses arising during the period	(24,857)	4,614	(20,243)
Less: Reclassification adjustment for gains or losses included in net income	(2,594)	1,318	(1,276)
Unrealized losses on derivative instruments—
Cumulative effect of an accounting change	2,040	(951)	1,089
Unrealized holding gains or losses arising during the period	5,470	(3,033)	2,437
Less: Reclassification adjustment for gains or losses included in net income	(7,200)	2,963	(4,237)
Minimum pension liability adjustment	(38,391)	16,163	(22,228)
Foreign currency translation adjustments	101,483	(4,051)	97,432

Other comprehensive income	35,951	17,023	52,974

17.    Stock-based compensation plans

The number of shares and the exercise prices in the following information have been adjusted for all periods to reflect the two-for-one stock split that was completed on May 19, 2000.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sony has three types of stock-based compensation plans as incentive plans for directors and selected employees.

(1)    Warrant plan:

Upon issuance of unsecured bonds with detachable warrants which are described in Note 12, Sony Corporation has purchased all of the detachable warrants and distributed them to the directors and selected employees of Sony. By exercising a warrant, directors and selected employees can purchase the common stock or subsidiary tracking stock of Sony Corporation, the number of which is designated by each plan. The warrants generally vest ratably over a period of three years, and are generally exercisable up to six years from the date of grant.

(2)    Convertible Bond plan:

In April 2000, Sony adopted an equity-based compensation plan for selected executives of Sony’s United States of America subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds which have characteristics similar to that of an option plan. Each convertible bond can be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant. The convertible bonds vest ratably over a three-year period and are exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a non-interest bearing employee loan, no accounting recognition was given to either the convertible bonds or the employee loans in Sony’s consolidated balance sheet as a right of offset exists between the convertible bonds and the employee loans.

Presented below is a summary of the activity for common stock warrant and convertible bond plans for the years shown:

	Year ended March 31
	2000		2001		2002
	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price
		Yen		Yen		Yen
Outstanding at beginning of year	1,357,568	5,846	1,531,573	6,456	2,800,270	9,911
Granted	558,000	7,167	1,420,900	12,788	3,397,300	6,877
Exercised	(383,995)	5,333	(111,103)	5,341	(8,294)	6,264
Forfeited	—	—	(41,100)	12,544	(335,384)	6,384

Outstanding at end of year	1,531,573	6,456	2,800,270	9,911	5,853,892	8,648

Exercisable at end of year	541,966	5,877	825,265	6,332	2,082,640	8,127

A summary of common stock warrants and convertible bond options outstanding and exercisable at March 31, 2002 is as follows:

	Outstanding			Exercisable
Exercise price range	Number of Shares	Weighted- average exercise price	Weighted- average remaining life	Number of Shares	Weighted- average exercise price
Yen		Yen	Years		Yen
6,039 ~ 10,000	4,482,192	7,088	5.47	1,621,740	6,520
10,001 ~ 16,387	1,371,700	13,744	5.73	460,900	13,778

6,039 ~ 16,387	5,853,892	8,648	5.53	2,082,640	8,127

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2002, there were 45,000 shares outstanding of subsidiary tracking stock warrants with an exercise price of 3,300 yen which expire in 5.75 years. At March 31, 2002, no warrants were exercisable under this plan.

As the exercise prices for both the warrant and convertible bond plans were determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans were not significant for the years ended March 31, 2000, 2001 and 2002, respectively.

In accordance with FAS No. 123 “Accounting for Stock-Based Compensation”, Sony has elected to account for stock-based compensation under the provisions of APB No. 25 for both the warrant and convertible bond plans. Had compensation for Sony’s warrant and convertible bond plans been recognized based on the fair value on the grant date under the methodology prescribed by FAS No. 123, Sony’s net income and net income per share allocated to common stock for the years ended March 31, 2000, 2001 and 2002 would have been impacted as shown in the following table. Net income and net income per share allocated to the subsidiary tracking stock for the year ended March 31, 2002 would not be significantly impacted.

	Year ended March 31
	2000	2001	2002
	Yen in millions
Income before cumulative effect of accounting changes allocated to common stock:
As reported	121,835	121,227	9,381
Pro forma	121,191	118,524	3,986
Net income allocated to common stock:
As reported	121,835	16,754	15,359
Pro forma	121,191	14,051	9,964

	Yen
Income before cumulative effect of accounting changes allocated to common stock:
—Basic EPS:
As reported	144.58	132.64	10.21
Pro forma	143.82	129.69	4.34
—Diluted EPS:
As reported	131.70	124.36	10.18
Pro forma	131.02	121.64	4.33
Net income allocated to common stock:
—Basic EPS:
As reported	144.58	18.33	16.72
Pro forma	143.82	15.37	10.85
—Diluted EPS:
As reported	131.70	19.28	16.67
Pro forma	131.02	16.56	10.82

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average fair value per share at the date of grant for common stock warrants and convertible bond options granted during the years ended March 31, 2000, 2001 and 2002 was 1,398 yen, 4,111 yen and 2,554 yen, respectively. The fair value of common stock warrants and convertible bond options granted on the date of grant, which is amortized to expense over the vesting period in determining the pro forma impact, is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended March 31
Weighted-average assumptions	2000		2001		2002
Risk-free interest rate	0.60%		2.68%		2.58%
Expected lives	2.78	years	3.26	years	3.28	years
Expected volatility	33.12%		44.07%		50.81%
Expected dividend	0.40%		0.21%		0.40%

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

In December 2001, Sony granted options under its convertible bond plan to certain employees of United States of America subsidiaries in exchange for the employees agreeing to cancel an equal number of outstanding SARs. Under FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation—an interpretation of APB Opinion No. 25”, no compensation charge was recorded as the number and terms of the new options under the convertible bond plan were substantially the same as the SARs that were cancelled.

The status of the SAR plans is summarized as follows:

	Year ended March 31
	2000		2001		2002
	Number of SARs	Weighted- average exercise price	Number of SARs	Weighted- average exercise price	Number of SARs	Weighted- average exercise price
		Yen		Yen		Yen
Outstanding at beginning of year	2,190,750	5,426	4,046,490	5,443	3,565,246	6,218
Granted	2,306,610	5,896	154,700	9,801	141,525	7,813
Exercised	(439,736)	5,308	(588,092)	5,198	(91,330)	5,862
Cancelled	—	—	—	—	(1,192,672)	5,951
Expired or forfeited	(11,134)	5,502	(47,852)	5,869	(12,375)	8,520

Outstanding at end of year	4,046,490	5,443	3,565,246	6,218	2,410,394	6,644

Exercisable at end of year	745,496	5,711	1,397,216	5,966	1,864,928	6,282

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of SARs outstanding and exercisable at March 31, 2002 is as follows:

	Outstanding			Exercisable
Exercise price range	Number of SARs	Weighted- average exercise price	Weighted- average remaining life	Number of SARs	Weighted- average exercise price
Yen		Yen	Years		Yen
4,014~5,000	242,534	4,947	2.79	162,534	4,937
5,001~10,000	2,113,735	6,644	3.09	1,681,752	6,311
10,001~16,656	54,125	14,239	7.56	20,642	14,482

4,014~16,656	2,410,394	6,644	3.16	1,864,928	6,282

In accordance with APB No. 25 and its related interpretations, the SARs compensation expense is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price, which is consistent with the accounting treatment prescribed for SAR plans in FAS No. 123. For the year ended March 31, 2000, Sony recognized 19,174 million yen of SARs compensation expense. For the years ended March 31, 2001 and 2002, Sony recognized a reduction in SARs compensation expense of 5,587 million yen and 4,748 million yen, respectively, due to the decline in Sony’s stock price during the years.

18.    Restructuring charges and asset impairments

Significant restructuring charges and asset impairments are as follows:

In September 1999, Sony discontinued its engineering, sales, and marketing operations for the cellular phone business in North America and focused its effort on the research and development of next-generation telecommunications technology. As a result, Sony recorded a one-time expense totaling 9,646 million yen in the year ended March 31, 2000 which is included in the Electronics segment. This charge consisted of facility closing costs of 7,420 million yen; machinery and equipment write-downs of 1,802 million yen and personnel related costs of 424 million yen. All reserves were fully utilized as of March 31, 2002.

In December 2000, Sony announced the shutdown of a CD and audio cassette manufacturing plant in the United States of America. As a result of this announcement, Sony recorded a one-time expense totaling 4,623 million yen in the year ended March 31, 2001 which is included in the Music segment. This charge consisted of facility closing costs of 1,001 million yen, building write-downs of 3,145 million yen and personnel related costs of 477 million yen. The remaining reserve balance as of March 31, 2002 was 72 million yen.

For the year ended March 31, 2002, Sony undertook several restructuring activities including the implementation of a voluntary early retirement program. Significant restructuring charges and asset impairments incurred from these restructuring activities are as follows:

Sony recorded restructuring charges totaling 19,639 million yen on the abandonment of certain manufacturing equipment for computer display CRTs reflecting the severe decline in demand. These charges are included in the Electronics segment and consisted of non-cash equipment write-downs of 6,261 million yen, costs related to the buy-out and cancellation of operating leases totaling 11,264 million yen and other costs related to the disposal of equipment of 2,114 million yen. The remaining reserve balance as of March 31, 2002 was 4,359 million yen.

Aiwa Co., Ltd., a subsidiary in the Electronics segment, recorded charges totaling 25,484 million yen as a result of the implementation of restructuring activities including staff reductions and the rationalization of

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

production facilities. These charges consisted of non-cash equipment write-downs of 10,244 million yen, personnel related costs of 8,209 million yen and other costs including the devaluation of inventory and raw materials of 7,031 million yen. The remaining reserve balance as of March 31, 2002 was 1,384 million yen.

Sony recorded a restructuring charge totaling 22,930 million yen related to the staff reductions in the Electronics segment excluding Aiwa Co., Ltd These staff reductions were mainly achieved through the implementation of a voluntary early retirement program. The remaining reserve balance as of March 31, 2002 was 1,167 million yen.

Sony recorded restructuring charges totaling 8,599 million yen associated with staff reductions and the rationalization of digital media initiatives and portfolio investments in the Music segment. These charges consisted of personnel related costs of 5,100 million yen, non-cash asset write-downs of 787 million yen, and other costs including lease termination costs of 2,712 million yen. The remaining reserve balance as of March 31, 2002 was 5,097 million yen.

Sony recorded restructuring charges totaling 8,452 million yen associated with the consolidation of television operations and the downsizing of the network television production business in the Pictures segment. These charges consisted of personnel related costs of 1,753 million yen, non-cash asset write-downs of 1,767 million yen, and other costs including costs relating to the buyout of term deal commitments of 4,932 million yen. The remaining reserve balance as of March 31, 2002 was 5,128 million yen.

19.    Research and development costs and advertising costs

(1)    Research and development costs:

Research and development costs charged to cost of sales for the years ended March 31, 2000, 2001 and 2002 were 394,479 million yen, 416,708 million yen and 433,214 million yen, respectively.

(2)    Advertising costs:

Advertising costs included in selling, general and administrative expenses for the years ended March 31, 2000, 2001 and 2002 were 293,303 million yen, 389,359 million yen and 401,960 million yen, respectively.

As described in Note 2, advertising costs for the years ended March 31, 2001 and 2002 included those for theatrical and television product. Previously, advertising costs for theatrical and television product were capitalized into film inventory and amortized in cost of sales.

20.    Gain on issuances of stock by equity investees

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

21.    Income taxes

Income before income taxes and income tax expense comprise the following:

	Yen in millions
	Year ended March 31
	2000	2001	2002
Income (loss) before income taxes:
Sony Corporation and subsidiaries in Japan	70,892	158,987	(5,103)
Foreign subsidiaries	193,418	106,881	97,878

	264,310	265,868	92,775

Income taxes—Current:
Sony Corporation and subsidiaries in Japan	59,239	89,708	55,641
Foreign subsidiaries	61,564	31,405	59,289

	120,803	121,113	114,930

Income taxes—Deferred:
Sony Corporation and subsidiaries in Japan	(17,977)	(106)	(46,082)
Foreign subsidiaries	(8,182)	(5,473)	(3,637)

	(26,159)	(5,579)	(49,719)

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Year ended March 31
	2000	2001	2002
Statutory tax rate	42.0%	42.0%	42.0%

Increase (reduction) in taxes resulting from:
Income tax credits	(1.3)	(1.7)	(2.1)
Change in valuation allowances	3.4	14.2	55.5
Decrease in deferred tax liabilities on undistributed earnings of foreign subsidiaries	(5.6)	(6.5)	(21.6)
Reversal of foreign tax reserves	—	—	(6.5)
Other	(2.7)	(4.5)	3.0

Effective income tax rate	35.8%	43.5%	70.3%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2001	2002
Deferred tax assets:
Operating loss carryforwards for tax purposes	90,014	155,979
Accrued pension and severance costs	97,084	125,745
Warranty reserve and accrued expenses	68,619	59,979
Film costs	38,866	41,917
Inventory—intercompany profits and write-down	39,560	41,294
Accrued bonus	34,341	31,060
Future insurance policy benefits	18,317	28,552
Depreciations	15,069	19,067
Reserve for doubtful accounts	11,081	16,401
Other	119,955	150,377

Gross deferred tax assets	532,906	670,371
Less: Valuation allowance	(198,613)	(252,208)

Total deferred tax assets	334,293	418,163

Deferred tax liabilities:
Insurance acquisition costs	(97,345)	(111,570)
Undistributed earnings of foreign subsidiaries	(68,941)	(72,713)
Intangible assets acquired through exchange offerings	(42,385)	(40,580)
Gain on securities contribution to employee retirement benefit trust	(29,967)	(29,313)
Unrealized gains on securities	(30,451)	(24,519)
Other	(53,428)	(52,137)

Gross deferred tax liabilities	(322,517)	(330,832)

Net deferred tax assets	11,776	87,331

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the year ended March 31, 2000 was a decrease of 10,465 million yen, and for the years ended March 31, 2001 and 2002 were increases of 86,422 million yen and 53,595 million yen, respectively. During the year ended March 31, 2002, approximately 31,700 million yen of tax benefits have been realized through utilization of operating loss carryforwards.

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2001	2002
Current assets—Deferred income taxes	141,473	134,299
Other assets—Other	51,914	120,168
Current liabilities—Other	(6,463)	(7,563)
Long-term liabilities—Deferred income taxes	(175,148)	(159,573)

Net deferred tax assets	11,776	87,331

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2002, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling 647,067 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2002 for such temporary differences amounted to 144,088 million yen.

Operating loss carryforwards for tax purposes of Sony Corporation and its consolidated subsidiaries at March 31, 2002 amounted to 425,619 million yen and are available as an offset against future taxable income. Approximately 73,400 million yen of these operating loss carryforwards result from temporary differences which were acquired in various corporate stock acquisitions and any tax benefit derived therefrom, when realized, will be allocated to goodwill rather than the income tax provision. These carryforwards, except for 76,566 million yen with no expiration period, expire at various dates primarily up to 10 years. Realization is dependent on such companies generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period are changed.

22.    Reconciliation of the differences between basic and diluted net income per share (“EPS”)

(1)    Income before cumulative effect of accounting changes and net income allocated to each class of stock:

	Year ended March 31
	2000	2001	2002
	Yen in millions
Income before cumulative effect of accounting changes allocated to common stock	121,835	121,227	9,381
Income before cumulative effect of accounting changes allocated to subsidiary tracking stock	—	—	(49)

	121,835	121,227	9,332

Net income allocated to common stock	121,835	16,754	15,359
Net income allocated to subsidiary tracking stock	—	—	(49)

	121,835	16,754	15,310

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)    EPS attributable to common stock:

Basic and diluted EPS as well as the number of shares in the following table have been adjusted to reflect the two-for-one stock split that was completed on May 19, 2000. Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2000, 2001 and 2002 is as follows:

	Year ended March 31
	2000	2001	2002
	Yen in millions
Income before cumulative effect of accounting changes allocated to common stock	121,835	121,227	9,381
Effect of dilutive securities:
Convertible bonds	2,537	2,417	—

Income before cumulative effect of accounting changes allocated to common stock for diluted EPS computation	124,372	123,644	9,381

	Thousands of shares
Weighted-average shares	842,679	913,932	918,462
Effect of dilutive securities:
Warrants	500	472	108
Convertible bonds	101,174	79,830	2,664

Weighted-average shares for diluted EPS computation	944,353	994,234	921,234

	Yen
	Year ended March 31
	2000	2001	2002
Basic EPS	144.58	132.64	10.21

Diluted EPS	131.70	124.36	10.18

In accordance with FAS No. 128, “Earnings per Share”, the computation of diluted EPS for the fiscal years ended March 31, 2001 and 2002 uses the same weighted-average shares used for the computation of diluted income before cumulative effect of accounting changes per share, and reflects the effect of assumed conversion of convertible bonds in diluted net income.

For the year ended March 31, 2002, 75,201 thousand shares of potential common stock upon the conversion of convertible bonds were excluded from the computation of diluted EPS due to their antidilutive effect.

Potential common stock upon the exercise of warrants, which were excluded from the computation of diluted EPS due to their antidilutive effect, were 1,108 thousand shares, 1,329 thousand shares, and 2,665 thousand shares for the years ended March 31, 2000, 2001 and 2002, respectively.

Warrants of subsidiary tracking stock for the fiscal year ended March 31, 2002 and stock option issued by an affiliated company for the years ended March 31, 2000, 2001 and 2002, which has potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS due to their antidilutive effect.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)    EPS attributable to subsidiary tracking stock:

Weighted-average shares used for computation of EPS attributable to subsidiary tracking stock for the year ended March 31, 2002 is 3,072 thousand shares. There were no potentially dilutive securities for EPS of subsidiary tracking stock outstanding at March 31, 2002.

23.    Commitments and contingent liabilities

Commitments outstanding at March 31, 2002 for the purchase of property, plant and equipment and other assets amounted to 167,340 million yen.

Certain subsidiaries in the music business have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly through March 31, 2005. As of March 31, 2002, these subsidiaries were committed to make payments under such long-term contracts of 60,153 million yen.

A subsidiary in the picture business entered into a distribution agreement with a third party to distribute at minimum 36 feature length films produced or acquired by the third party through May 25, 2007 in certain markets and territories. The subsidiary has the right to distribute the films for 15 years from the initial theatrical release of the film. On delivery of each film, the subsidiary must advance to the third party 42.5% of the production cost, as defined in the distribution agreement. In addition, the subsidiary is responsible for all distribution and marketing expenses. The third party is limited to three of the 36 films with a production cost greater than 100 million dollars. As of March 31, 2002, the remaining commitment under this distribution agreement is 30 films, of which 2 can have a production cost greater than 100 million dollars.

Contingent liabilities for guarantees given in the ordinary course of business and for employee loans amounted to 136,693 million yen at March 31, 2002.

Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both Sony and its legal counsel, management of Sony believes that damages from such lawsuits, if any, would not have a material effect on Sony’s consolidated financial statements.

24.    Business segment information

Effective for the year ended March 31, 2002, Sony has partly changed its business segment configuration as described below.

Sony has newly established the “Financial Services” segment instead of the former “Insurance” segment due to the establishment of Sony Bank Inc. The “Financial Services” segment includes subsidiaries which were previously included in the former “Insurance” segment, and Sony Bank Inc. which started operations in June 2001. It also includes Sony Finance International, Inc., which is a subsidiary focused on leasing and credit financing business and has been moved from the “Other” segment to the “Financial Services” segment.

Sony Communication Network Corporation, which is a subsidiary focused on Internet-related services business, has been moved from the “Electronics” segment to the “Other” segment, because it is now managed independently of the Electronics business due to the issuance of tracking stock. Sony Trading International Corporation, which is a subsidiary focused on parts trading service business within the Sony group, has been moved from the “Other” segment to the “Electronics” segment due to a change of its business scope.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result, business segment information for the years ended March 31, 2000 and 2001 have been restated to conform to the presentation for the year ended March 31, 2002.

The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation and PlayStation 2 game consoles and related software mainly in Japan, the United States of America and Europe, manufactures semiconductors used in the game consoles in Japan, and licenses to third party software developers. The Music segment is mainly engaged worldwide in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the United States of America, and markets, distributes and broadcasts in the worldwide market. The Financial
Services segment represents the insurance-related underwriting business, primarily individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and bank business in Japan. The Other segment consists of various operating activities, primarily including a business focused on Internet-related services business, advertising agency business in Japan, and location-based entertainment businesses in Japan and the United States of America. Sony’s products and services are generally unique to a single operating segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

Business segments—

Sales and operating revenue:

	Yen in millions
	Year ended March 31
	2000	2001	2002
Sales and operating revenue:
Electronics—
Customers	4,397,202	4,999,428	4,793,039
Intersegment	273,800	473,966	517,407

Total	4,671,002	5,473,394	5,310,446
Game—
Customers	630,662	646,147	986,529
Intersegment	24,074	14,769	17,185

Total	654,736	660,916	1,003,714
Music—
Customers	665,047	571,003	588,191
Intersegment	41,837	41,110	54,649

Total	706,884	612,113	642,840
Pictures—
Customers	494,332	555,227	635,841
Intersegment	394	0	0

Total	494,726	555,227	635,841
Financial Services—
Customers	412,988	447,147	483,313
Intersegment	25,774	31,677	28,932

Total	438,762	478,824	512,245
Other—
Customers	86,430	95,872	91,345
Intersegment	55,132	60,526	55,042

Total	141,562	156,398	146,387

Elimination	(421,011)	(622,048)	(673,215)

Consolidated total	6,686,661	7,314,824	7,578,258

Electronics intersegment amounts primarily consist of transactions with the Game business. Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses. Other intersegment amounts primarily consist of transactions with the Electronics business.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment profit or loss:

	Yen in millions
	Year ended March 31
	2000	2001	2002
Operating income (loss):
Electronics	98,573	247,083	(8,237)
Game	76,935	(51,118)	82,915
Music	28,293	20,502	20,175
Pictures	35,920	4,315	31,266
Financial Services	23,309	17,432	22,134
Other	(9,648)	(9,374)	(8,584)

Total	253,382	228,840	139,669
Elimination	10,520	13,503	16,207
Unallocated amounts:
Corporate expenses	(40,698)	(16,997)	(21,245)

Consolidated operating income	223,204	225,346	134,631
Other income	146,299	167,654	96,328
Other expenses	(105,193)	(127,132)	(138,184)

Consolidated income before income taxes	264,310	265,868	92,775

Operating income is sales and operating revenue less costs and operating expenses. Unallocated corporate expenses include stock-based compensation expenses (Note 17).

Assets:

	Yen in millions
	March 31
	2000	2001	2002
Total assets:
Electronics	3,067,835	3,524,209	3,245,009
Game	446,085	690,737	722,021
Music	742,678	747,360	739,283
Pictures	807,033	887,806	960,266
Financial Services	1,668,789	2,074,234	2,496,052
Other	151,079	207,947	177,903

Total	6,883,499	8,132,293	8,340,534
Elimination	(229,500)	(432,376)	(260,638)
Corporate assets	153,198	128,049	105,899

Consolidated total	6,807,197	7,827,966	8,185,795

Unallocated corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other significant items:

	Yen in millions
	Year ended March 31
	2000	2001	2002
Depreciation and amortization:
Electronics	212,097	212,728	215,128
Game	13,414	37,497	49,655
Music	32,807	34,648	34,835
Pictures	10,599	11,853	10,619
Financial Services, including deferred insurance acquisition costs	30,316	44,995	37,227
Other	4,227	4,542	4,728

Total	303,460	346,263	352,192

Corporate	3,045	2,005	1,943

Consolidated total	306,505	348,268	354,135

Capital expenditures for segment assets:
Electronics	227,079	285,385	222,991
Game	118,960	108,168	47,822
Music	24,644	37,776	21,535
Pictures	11,947	11,020	11,501
Financial Services	43,332	9,341	16,023
Other	7,691	11,829	3,578

Total	433,653	463,519	323,450
Corporate	2,234	1,690	3,284

Consolidated total	435,887	465,209	326,734

The capital expenditures in the above table represent the additions to fixed assets of each segment.

The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics business is managed as a single operating segment by Sony’s management. Effective for the year ended March 31, 2002, Sony has partly changed its product category configuration. Accordingly, sales and operating revenue for the years ended March 31, 2000 and 2001 have been restated to conform to the presentation for the year ended March 31, 2002.

	Yen in millions
	Year ended March 31
	2000	2001	2002
Audio	733,431	756,393	747,469
Video	665,429	791,465	806,401
Televisions	636,213	703,698	747,877
Information and Communications	1,031,661	1,322,818	1,227,685
Semiconductors	164,196	237,668	182,276
Components	568,387	612,520	572,465
Other	597,885	574,866	508,866

Total	4,397,202	4,999,428	4,793,039

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Geographic information

Sales and operating revenue which are attributed to countries based on location of customers for the years ended March 31, 2000, 2001 and 2002 and long-lived assets as of March 31, 2000, 2001 and 2002 are as follows:

	Yen in millions
	Year ended March 31
	2000	2001	2002
Sales and operating revenue:
Japan	2,121,249	2,400,777	2,248,115
U.S.A.	2,027,129	2,179,833	2,461,523
Europe	1,470,447	1,473,780	1,609,111
Other	1,067,836	1,260,434	1,259,509

Total	6,686,661	7,314,824	7,578,258

	Yen in millions
	March 31
	2000	2001	2002
Long-lived assets:
Japan	1,321,357	1,433,038	1,462,709
U.S.A.	614,294	766,148	812,309
Europe	162,019	188,174	156,560
Other	131,785	160,249	174,070

Total	2,229,455	2,547,609	2,605,648

There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

Transfers between reportable business or geographic segments are made at arms-length prices.

There are no sales and operating revenue with a single major external customer for the years ended March 31, 2000, 2001 and 2002.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following information shows sales and operating revenue and operating income by geographic origin for the years ended March 31, 2000, 2001 and 2002. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

	Yen in millions
	Year ended March 31
	2000	2001	2002
Sales and operating revenue:
Japan—
Customers	2,560,839	2,753,063	2,498,641
Intersegment	1,837,048	2,322,037	2,312,718

Total	4,397,887	5,075,100	4,811,359
U.S.A.—
Customers	2,082,505	2,315,985	2,637,861
Intersegment	170,889	184,581	184,966

Total	2,253,394	2,500,566	2,822,827
Europe—
Customers	1,302,917	1,305,013	1,440,281
Intersegment	48,751	48,991	91,329

Total	1,351,668	1,354,004	1,531,610
Other—
Customers	740,400	940,763	1,001,475
Intersegment	718,321	852,648	853,324

Total	1,458,721	1,793,411	1,854,799

Elimination	(2,775,009)	(3,408,257)	(3,442,337)

Consolidated total	6,686,661	7,314,824	7,578,258

Operating income:
Japan	84,630	155,674	36,188
U.S.A.	97,295	23,131	30,704
Europe	51,218	11,641	24,460
Other	73,249	71,059	76,061
Corporate and elimination	(83,188)	(36,159)	(32,782)

Consolidated total	223,204	225,346	134,631

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Balance at beginning of period	Additions charged to costs and expenses	Deductions (Note 1)	Other (Note 2)	Balance at end of period
Year ended March 31, 2000:
Allowance for doubtful accounts and sales returns	122,015	60,801	(67,806)	(14,414)	100,596

Year ended March 31, 2001:
Allowance for doubtful accounts and sales returns	100,596	55,549	(58,838)	12,341	109,648

Year ended March 31, 2002:
Allowance for doubtful accounts and sales returns	109,648	68,434	(64,657)	7,401	120,826

Notes:    1. Amounts written off.
2. Translation adjustment.

	Balance at beginning of period	Additions	Deductions	Other (Note 1)	Balance at end of period
Year ended March 31, 2000:
Valuation allowance —Deferred tax assets	122,656	28,142	(24,393)	(14,214)	112,191

Year ended March 31, 2001:
Valuation allowance —Deferred tax assets	112,191	88,832	(17,740)	15,330	198,613

Year ended March 31, 2002:
Valuation allowance —Deferred tax assets	198,613	77,519	(35,147)	11,223	252,208

Note:    1. Translation adjustment.