Form 20-F
period 2003-03-31
SONY CORP
filed 2003-09-02
CIK 313838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2003

Commission file number 1-6439

Sony Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

Sony Corporation

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

7-35, Kitashinagawa 6-Chome, Shinagawa-ku, Tokyo 141-0001, Japan

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares*	New York Stock Exchange
Pacific Stock Exchange
Chicago Stock Exchange
Common Stock**	New York Stock Exchange
Pacific Stock Exchange
Chicago Stock Exchange

*	American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents one share of Common Stock.
**	No par value per share. Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the relevant exchanges.

Securities registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	Outstanding as of
	March 31, 2003 (Tokyo Time)	March 28, 2003 (New York Time)
Title of Class
Common Stock	925,457,176
American Depositary Shares		62,890,786

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

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on August 25, 2003 was 117.43 yen = 1 U.S. dollar.

As of March 31, 2003, Sony Corporation had 1,035 consolidated subsidiaries. It has applied the equity accounting method in respect to its 84 affiliated companies.

Cautionary Statement

Statements made in this annual report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology, and subjective and changing consumer preferences (particularly in the Electronics, Game, Music and Pictures segments); (iv) Sony’s ability to implement successfully personnel reduction and other business reorganization activities in its Electronics and Music segments; (v) Sony’s ability to implement successfully its network strategy for its Electronics, Music, Pictures and Other segments and to develop and implement successful sales and distribution strategies in its Music and Pictures segments in light of the Internet and other technological developments; (vi) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); and (vii) the success of Sony’s joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Important information regarding risks and uncertainties is also set forth elsewhere in this annual report, including in “Risk Factors” included in “Item 3. Key Information”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Legal Proceedings” included in “Item 8. Financial Information”, Sony’s Consolidated Financial Statements referenced in “Item 8. Financial Information”, and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Item 1.    Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2.    Offer Statistics and Expected Timetable

Not Applicable

Item 3.    Key Information

Selected Financial Data

	Year ended March 31
	1999	2000	2001	2002	2003
	(Yen in millions, Yen per share amounts)
Income Statement Data:
Sales and operating revenue	6,804,182	6,686,661	7,314,824	7,578,258	7,473,633
Operating income	338,061	223,204	225,346	134,631	185,440
Income before income taxes	377,691	264,310	265,868	92,775	247,621
Income taxes	176,973	94,644	115,534	65,211	80,831
Income before cumulative effect of accounting changes	179,004	121,835	121,227	9,332	115,519
Net income	179,004	121,835	16,754	15,310	115,519

Per Share Data of Common Stock*:
Income before cumulative effect of accounting changes
—Basic	218.43	144.58	132.64	10.21	125.74
—Diluted	195.51	131.70	124.36	10.18	118.21
Net income
—Basic	218.43	144.58	18.33	16.72	125.74
—Diluted	195.51	131.70	19.28	16.67	118.21
Cash dividends declared
Interim	12.50	12.50	12.50	12.50	12.50
	(10.13 cents)	(12.01 cents)	(11.15 cents)	(10.07 cents)	(10.50 cents)
Year-end	12.50	12.50	12.50	12.50	12.50
	(10.25 cents)	(11.58 cents)	(10.01 cents)	(9.78 cents)	(10.53 cents)
Depreciation and amortization**:	307,173	306,505	348,268	354,135	351,925
Capital expenditures (additions to fixed assets):	353,730	435,887	465,209	326,734	261,241
Research and development expenses:	375,314	394,479	416,708	433,214	443,128

	March 31
	1999	2000	2001	2002	2003
	(Yen in millions, Yen per share amounts)
Balance Sheet Data:
Net working capital	1,030,463	861,674	830,734	778,716	719,166
Long-term debt	1,037,460	813,828	843,687	838,617	807,439
Stockholders’ equity	1,823,665	2,182,906	2,315,453	2,370,410	2,280,895
Total assets	6,299,053	6,807,197	7,827,966	8,185,795	8,370,545
Number of shares issued at year-end (thousands of shares of common stock)	410,439	453,639	919,617	919,744	922,385
Stockholders’ equity per share of common stock*:	2,224.35	2,409.36	2,521.19	2,570.31	2,466.81

	Average***	High	Low	Period-End
	(Yen)
Yen Exchange Rates per U.S. Dollar:
Year ended March 31
1999	128.10	108.83	147.14	118.43
2000	110.02	101.53	124.45	102.73
2001	111.65	104.19	125.54	125.54
2002	125.64	115.89	134.77	132.70
2003	121.10	115.71	133.40	118.07

2002
December		118.38	124.99	118.75
2003
January		117.80	120.18	119.96
February		117.14	121.30	118.22
March		116.47	121.42	118.07
April		118.25	120.55	119.07
May		115.94	119.50	119.50
June		117.46	119.87	119.87
July		117.69	120.55	120.42
August (through August 25)		117.43	120.47	117.43

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on August 25, 2003 was 117.43 yen = U.S. 1 dollar.

*	Per share data of common stock have been adjusted for all years to reflect the two-for-one stock split that was completed on May 19, 2000. However, no adjustment to reflect such stock split has been made to the number of shares issued in prior years.
**	Depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.
***	The average yen exchange rates represent average noon buying rates on the last business day of each month during the respective period.

Notes to Selected Financial Data:

1.	Cash dividends per share of common stock for the year ended March 31, 2003 include a dividend which was approved at the General Meeting of Shareholders which was held on June 20, 2003.

2.	On April 1, 2001, Sony adopted the Financial Accounting Standards (“FAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No.138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of the Financial Accounting Standard Board (“FASB”) Statement No. 133”. As a result, Sony’s operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by 3.0 billion yen, 3.4 billion yen and 2.2 billion yen, respectively. Additionally, Sony recorded a one-time non-cash after-tax unrealized gain of 1.1 billion yen in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of 6.0 billion yen in the cumulative effect of accounting changes in the consolidated statement of income.

3.	In July 2001, the FASB issued FAS No. 142, “Goodwill and Other Intangible Assets”. Sony adopted FAS No. 142 retroactive to April 1, 2001. As a result, Sony’s operating income and income before income taxes for the year ended March 31, 2002 increased by 20.1 billion yen and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by 18.9 billion yen.

4.	In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films”. Sony adopted SOP 00-2 retroactive to April 1, 2000. As a result, Sony’s net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of 101.7 billion yen, primarily to reduce the carrying value of its film inventory.

5.	In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”. Sony adopted SAB No. 101 in the fourth quarter ended March 31, 2001 retroactive to April 1, 2000. As a result, a one-time no-cash cumulative effect adjustment of 2.8 billion yen was recorded in the income statement directly above the caption of “net income” for a change in accounting principle.

Capitalization and Indebtedness

Not Applicable

Reasons for the Offer

Not Applicable

Risk Factors

This section contains forward-looking statements that are subject to the Cautionary Statement appearing elsewhere in this annual report. Risks to Sony are also discussed elsewhere in this annual report, including without limitation in the other sections of this annual report referred to in the Cautionary Statement.

Sony may not be successful in implementing its broadband network strategy.

Sony believes that the utilization of broadband networks to facilitate integration of hardware and content is essential to differentiating itself in the marketplace. Sony also believes that this strategy will eventually lead to consistent revenue streams. However, this strategy relies on the development (both inside and outside of Sony) of certain network technologies, coordination among Sony’s various business units, and the standardization of technological and interface specifications across business units and within industries. If Sony is not successful in implementing this strategy, it could adversely affect Sony’s mid- to long-term competitiveness.

Sony must produce products at competitive prices that appeal to consumers.

Sony’s Electronics and Game segments produce consumer products that compete on factors including price against products sold by an increasing number of competitors. In order to produce products that appeal to changing and increasingly diverse customer preferences, Sony’s Electronics and Game segments must develop superior technology, anticipate consumer tastes and rapidly develop attractive products. In the Electronics segment, in the face of increasingly intense pricing pressure from Korean and Chinese competitors in such product areas as home audio and portable audio, CRT televisions and video decks, Sony is focusing its resources on developing, manufacturing and marketing higher value added products. Examples include flat displays, secured media distribution services, optical media devices, and new microprocessor and system LSI for the next generation computer entertainment system, digital consumer electronics products and broadband network products. Sony’s sales and operating income are dependent on its ability to continue to develop and offer products that meet consumer preferences at competitive prices. Moreover, Sony’s Electronics and Game segments, in particular, face a market in which a relatively high percentage of consumers already possess products similar to those that Sony offers.

Sony’s sales are sensitive to economic trends in Sony’s major markets, which have been and may continue to be negative.

Purchases of products from Sony’s Electronics, Game, Music and Pictures segments are to a very significant extent discretionary. Accordingly, weakening economic conditions or outlook can reduce consumption in any of Sony’s major markets causing material declines in Sony’s sales and operating income. In the year ended March 31, 2003 approximately 28.0 percent, 32.2 percent and 22.3 percent of Sony’s sales and operating revenue were attributable to Japan, the U.S. and Europe, respectively. If the current unfavorable economic climate in Japan continues, if the U.S. and European economies decline, if the effects of international political and military instability depress consumer confidence, or if other negative economic trends continue or accelerate in any of Sony’s major markets, Sony’s short to mid-term profitability may be significantly adversely affected.

Foreign exchange fluctuations can affect Sony’s results reported in yen due to currency translation.

Sony’s consolidated statements of income are prepared from the local currency-denominated financial results of each of Sony’s subsidiaries around the world which are translated into yen at the average market rate during each financial period. Sony’s consolidated balance sheets are prepared using local currency-denominated assets and liabilities and stockholders’ equity which are translated into yen at the market rate at the end of each financial period. Accordingly, Sony’s consolidated results, assets and liabilities and stockholders’ equity in Sony’s businesses that operate internationally, principally in its Electronics, Game, Music and Pictures segments, may be materially affected by foreign exchange fluctuations. In the years ended March 31, 2001, 2002 and 2003 Sony’s consolidated operating income prepared on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”) in yen changed from the preceding year by 1.0 percent, -40.3 percent and 37.3 percent, respectively; however, if Sony’s consolidated operating income had been prepared on a local currency basis, it would have changed in such years by 47.5 percent, -126.7 percent and -4.9 percent, respectively (refer to “Item 5. Operating and Financial Review and Prospects”). Operating results on a local currency basis described herein reflect sales and operating revenue and operating income obtained by applying the yen’s average exchange rate in the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the current fiscal year. While foreign exchange fluctuations for the last two fiscal years impacted Sony’s operating results positively, they may have negative impact on its results in the future, especially if the yen strengthens significantly against the U.S. dollar or euro.

Foreign exchange fluctuations can affect Sony’s results of operations due to sales and expenses in different currencies.

Short-term exchange rate fluctuations affect Sony’s operating profitability because many of Sony’s products are sold in countries other than the ones in which they were manufactured. The Electronics and Game segments are especially sensitive to the yen’s appreciation because research and development, production activities and administrative functions are largely located in Japan so that the ratio of yen-denominated costs to total costs is higher than the ratio of yen-denominated revenue to total revenue. Although Sony Corporation and its subsidiaries hedge the net foreign currency exposure resulting from import and export transactions shortly before they are projected to occur, such hedging activity cannot entirely remove the effect of exchange rate fluctuations.

Mid- to long-term volatile changes of exchange rate levels, such as the decade-long strengthening of the yen against major currencies between 1985 and 1995 when it strengthened against the U.S. dollar from over 260 yen to less than 80 yen, may interfere with Sony’s global allocation of resources and hinder Sony’s ability to execute procurement, production, logistics, and sales activities in a manner that is profitable after the effect of such exchange rate changes. Refer to “Item 11. Quantitative and Qualitative Disclosure about Market Risk” and “Item 5. Operating and Financial Review and Prospects” for more information regarding Sony’s market risk management including currency risk hedging activities.

Sony must continually develop new products reflecting technological advances.

Sony’s businesses, particularly the Electronics and Game segments and certain Internet-related businesses in the Other business segment, compete in product markets characterized by rapid technological innovation and rapidly changing consumer demand. In order to compete in such markets Sony must continually innovate and adopt new technology in order to produce new products. Technologies that are significant for Sony’s future growth include new microprocessor and other system LSIs for the next generation of computer entertainment system, digital consumer electronics and broadband network products and display technologies for organic electro-luminescent displays, field emission displays, LCDs and imaging devices. Sony has incurred and may continue to incur significant expenditures in research and development and other expenses to develop and acquire technology, and if Sony is not successful in such efforts there may be an adverse affect on Sony’s reputation as a technological innovator and on Sony’s sales.

Sony’s business reorganization efforts are costly and may not attain their objectives.

In order to allocate managerial resources properly into core areas and improve operating efficiency and profitability, Sony is concentrating its resources in profitable businesses by withdrawing from or downsizing under-performing businesses. In the last three fiscal years, significant restructuring activities include, in the Electronics segment, the exit from certain computer display CRT manufacturing activities, the restructuring of, acquisition of the third-party minority interest in, and subsequent merger with Aiwa Co., Ltd. and its subsidiaries (“Aiwa”) and the decision to close a semiconductor plant in the U.S., and, in the Music segment, the shutdown of a cassette and CD assembly and distribution center in Holland and a CD manufacturing facility in the U.S., and the downsizing of and withdrawal from a number of businesses designed to capitalize on the growth of the Internet through strategic investments. Sony is proceeding to reduce the number of its employees around the world, and personnel reductions have been carried out in the Electronics and Music segments. Restructuring has also been carried out in the Pictures segment, including the consolidation of its television operations and downsizing of the network television production business. Restructuring charges recorded for all segments combined were 35 billion yen, 107 billion yen and 106 billion yen for the years ended March 31, 2001, 2002 and 2003, respectively.

Sony is planning to incur costs totaling approximately 300 billion yen in restructuring charges over the next three years. Reorganization expenses incurred in connection with these actions are recorded in cost of sales or selling, general and administrative expense, and thus decrease Sony’s consolidated net income. Moreover, due to factors including regional labor regulations and union contracts, it may not be possible to execute such reorganizations as planned. Therefore such reorganizations may not result in reductions in expenses, improved efficiency, increased ability to respond to market changes or reallocation of resources to more profitable activities. Inability to fully implement successfully these planned restructuring initiatives may cause Sony to have insufficient financial resources to carry out its research and development plans and invest in targeted growing business areas. Without such investment, Sony may not be able to develop advanced digital technology and create new types of products and business platforms that combine media content distribution services and broadband-ready digital technology products.

Sony must manage its supply of parts and inventory based on demand forecasts.

Particularly in the Electronics and Game segments Sony places orders for components, determines production and plans inventory in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict. In the past Sony has experienced both a shortage of semiconductors that caused Sony to be unable to meet demand for its personal computers and AV products as well as a surplus in certain semiconductors that resulted in losses when semiconductor prices fell. Restructuring and other changes in the semiconductor industry may cause a shortage of supply of semiconductors and affect Sony’s production and/or the cost of goods sold because Sony consumes a tremendous volume of semiconductor parts and components for its products. Sony’s profitability may be adversely affected by supply or inventory shortages, delays in cost reductions or inventory adjustments that, as a result of efforts to reduce inventory by temporarily halting production or by reducing the retail price of goods, will lead to an increase in the ratio of cost of sales to sales and a resultant decrease in profitability. Sony writes down the value of its inventory when components or products have become obsolete, exceed the amount expected to be used or are otherwise recorded at more than net realizable value. Such inventory adjustments have had, and if Sony is not successful in managing its inventory may in the future have, a material adverse affect on Sony’s operating income and profitability.

Sony’s Game and Electronics segments’ sales display year-end holiday seasonal variation.

Since the Game segment offers a relatively small range of products (PS one hardware, PlayStation 2 hardware and related software) and is dependent upon year-end holiday season demand, it is particularly susceptible to weak sales and supply shortages that prevent it from meeting demand for its products during this season.

The Electronics segment is also dependent upon year-end holiday season demand and, to a lesser extent, is susceptible to weak sales and supply shortages that prevent it from meeting demand for its products during this season.

Sony’s Music and Pictures segments are subject to digital piracy, and this risk grows more acute as new technologies develop.

In Sony’s Music and Pictures segments, technological developments have created new risks with respect to Sony’s ability to protect its intellectual property. Advances in technology that allow for the transfer and downloading of digital music and AV files from the Internet without authorization from the owners of rights to such content have threatened the conventional copyright-based business model by making it easier to create and redistribute unauthorized music and AV files. Such unauthorized distribution has adversely affected sales and operating results within the Music segment and threatens to adversely affect sales and operating income in the Pictures segment. These technological advances include new digital devices such as analog recorders, personal video recorders, CD and DVD burners and peer-to-peer digital distribution services. As a result, Sony has incurred and may continue to incur expenses to develop new services for the authorized digital distribution of music, movies and television programs and to combat unauthorized digital distribution of its intellectual property. These initiatives will increase Sony’s near-term expenses and may not achieve their intended result.

Sony’s Music segment is dependent on establishing new artists, and Sony’s Music and Pictures segments are subject to higher prices for talent.

Sony’s Music segment is highly dependent on establishing artists that appeal to customers, and the competition with other entertainment companies for such talent is intense. Therefore, if the Music segment is unable to find and establish new talented artists, it may adversely affect this segment’s sales and operating income. In addition, with respect to both the Music and Pictures segments, Sony has experienced and may continue to experience significant increases in talent-related spending.

Sony’s Pictures segment is subject to labor interruption.

The Pictures segment is directly or indirectly dependent upon highly specialized union members who are essential to the production of motion pictures and television programs. A strike by one or more of these unions could delay or halt production activities. Such a delay or halt, depending on the length of time involved, could cause delay or interruption in the release of new motion pictures and television programs and thereby could adversely affect revenues and cash flows in the Pictures segment.

Sony’s Financial Services segment is subject to variability in claims, valuation losses, shifts in customers’ demand, prudent and foresightful ALM and mandatory contributions to a policy holder insurance fund.

Sony’s Financial Services segment faces unpredictable increases in insurance claims and shifts in customers’ demand from more profitable products such as life guarantees to less profitable products such as annuities. This segment also may incur valuation losses if the value of securities purchased for investment purposes continues to decrease. In addition if it failed to conduct Asset Liability Management (“ALM”) in a prudent and foresightful manner to pursue optimal combination of possible risks and expected returns on investment assets and underwriting risks on insurance policy benefit, Sony’s Financial Services segment may not be able to keep providing competitive products and services to customers on a long-term basis. Sony’s Financial Services segment is also subject to mandatory contributed reserves for the Life Insurance Policyholders Protection Corporation of Japan (“PPC”). The PPC was established in 1998 to provide financial support to insolvent life insurance companies, and all life insurers in Japan, including Sony Life Insurance Co., Ltd. (“Sony Life”), are members of the PPC and are subject to assessment by the PPC based on their respective share of insurance industry premiums and policy reserves. Since some life insurers have become insolvent since 1998, the PPC’s financial resources have already been reduced in providing financial support to those companies. If there are further bankruptcies of life insurers, solvent life insurers including Sony Life may be required to contribute additional financial resources. Sony Life’s estimated future contribution to be required based on the assessments made by the PPC is incorporated in other expenses in Sony Life’s income statements and long-term liabilities in its balance sheet.

Sony’s cooperation and alliances with, and strategic investments in, third parties may not produce successful results.

Sony increasingly relies on alliances, joint ventures and strategic investments, including investments in such joint ventures as Sony Ericsson Mobile Communications, AB (“SEMC”), S.T. Liquid Crystal Display Corporation (“ST-LCD”) and other companies, in order to develop and introduce promising new products and services, such as information and communication equipment and digital network technologies. In addition, Sony may make substantial investments in other entities in order to develop broadband network businesses in the future. However, because some of these companies are new ventures and the results from these activities are largely dependent on business trends as well as the financial condition of partner companies, weak trends or disappointing performance of such partners may adversely affect the success of these activities. Sony’s equity in net losses of affiliated companies was approximately 44.5 billion yen, 34.5 billion yen and 44.7 billion yen for the years ended March 31, 2001, 2002 and 2003 respectively. In addition, the success of these activities may be adversely affected by the inability of Sony and its partners to successfully define and reach their common objectives. In recent years, Sony has recorded substantial losses and writedowns in some of its equity affiliates (refer to Note 5 of Notes to Consolidated Financial Statements). Similar losses and writedowns may occur in the future.

Sony’s physical facilities and information systems are subject to damage as a result of disasters, outages, malfeasance or similar events.

Sony headquarters, part of Sony’s major data centers and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the possibility of disaster or damage from earthquake is generally higher than in other parts of the world. In addition, Sony’s facilities and offices, including those for research and development, material procurement, manufacturing, logistics, sales, and services are located throughout the world and are subject to the possibility of disaster or outage or similar disruption as a result of any of a number of events. As the role of information systems becomes more important in Sony’s operating activities, such issues as shutdowns of information systems due to the aforementioned disasters, software/hardware defects, and computer viruses, as well as misappropriation, leakage, falsification, and disappearance of internal databases, including information of customers or vendors, pose increasing risks. Despite backup and other redundancies for major data centers, Sony may be unable to avoid or prevent such events, and if any such event occurs, it may impair Sony’s operational activities, generate expenses relating to physical or personal damage, or hurt Sony’s brand image.

Sony is subject to financial and reputational risks due to product quality and liability issues.

Sony products, such as software (including software for mobile phone handsets) and electronic devices including semiconductors, are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur and demand increases for digital equipment. At the same time, since technological life cycles are becoming shorter, Sony is required to introduce new products and services in a shorter period of time. Handling these changes is particularly important for Sony because technological and product leadership is a factor in its competitive success. At the same time product quality and liability issues present greater risks. In the first half of the fiscal year ended March 31, 2002, Sony recalled products in the mobile phone handset business for quality reasons, which resulted in increased after-sales service expenses of 18.6 billion yen. Sony’s efforts to manage change and control product quality may not be successful and if they are not, Sony may incur expenses such as those for product recalls, service and lawsuits and Sony’s brand image and reputation for quality products may suffer.

Sony may be adversely affected by its employee benefit obligations.

Sony recognizes an unfunded pension obligation (in an amount equal to (i) its Projected Benefit Obligation or “PBO” less (ii) the fair value of plan assets and accrued pension and severance costs) as a pension cost in a systematic and gradual manner over employees’ average remaining service periods as required under FAS No. 87, “Employers’ Accounting for Pensions”. Any decrease of pension asset value due to low return from investments or increase of PBO due to a lower discount rate may increase unfunded pension obligations, resulting in an increase in pension expenses recorded as cost of goods sold or as a selling, general and administrative expense. Refer to Note 14 of Notes to Consolidated Financial Statements for more information regarding Sony’s pension and severance plans.

Most pension assets and liabilities recognized on Sony’s consolidated balance sheets relate to Japanese plans, which are subject to the Japanese Welfare Pension Insurance Law pursuant to which Sony is required to meet certain financial criteria including periodic actuarial revaluation and annual settlement of gain or loss of the plan. In case of a plan deficit, that is in excess of the actuarial reserve required by the law over the fair value of pension assets, Sony may be required to make an additional contribution to the plan, which would reduce consolidated cash flow.

Sony may be accused of infringing on others’ intellectual property rights and may not be able to continue to obtain necessary licenses.

Sony’s products incorporate a wide variety of technologies. Claims could be asserted against Sony that such technology infringes intellectual property owned by others, and the outcome of any such claim would be uncertain. In addition, many of Sony’s products are designed to include intellectual property licensed from third parties. Based upon past experience and industry practice, Sony believes that it will be able to obtain or renew licenses relating to various intellectual properties useful in its business that it needs in the future; however, such licenses may not be available at all or on acceptable terms.

Increased reliance on external suppliers may increase financial, reputational and other risks to Sony.

With the increasing necessity of pursuing quick business development and operating efficiency with limited managerial resources, Sony increasingly procures from third-party suppliers components, such as plasma panels and LCD panels for televisions, and technologies, such as wireless technologies for mobile handsets and operating software for Sony’s PCs and for personal digital assistants. In addition, it consigns to external suppliers extensive activities including procurement, manufacturing, logistics, sales and other services. Reliance on outside sources increases the chances that Sony will be unable to prevent products from incorporating defective or inferior third-party technology or components. Products with such defects can adversely affect Sony’s consolidated sales and its reputation for quality products. This reliance on external suppliers may also expose Sony to the effects of suppliers’ insufficient compliance with applicable regulations or third-party intellectual property rights.

Sony is subject to environmental and occupational health and safety regulations that can increase the costs of operations or limit its activities.

Sony is subject to environmental and occupational health and safety regulations relating to matters such as reductions in the use of harmful substances, comprehensive risk management in manufacturing activities and final products, the use of lead-free soldering, decreases in the level of standby power, and the recycling of products and packaging materials. For example, in October 2001, Sony Computer Entertainment Europe Limited temporarily halted shipments of the PS one game console destined for the European market after Dutch authorities determined levels of cadmium were above the limits allowed under Dutch regulations. PS one shipments were resumed after confirming that there was no health risk to users during use, and Sony worked closely with Dutch authorities to replace non-compliant components to meet their standards. Moreover, on February 13, 2003 the European Parliament and the Counsel of the European Union published directives on waste electrical and electronic equipment and on the restriction of the use of certain hazardous substances in electrical and electronic equipment. These directives will generally require electronics producers after August 2005 to bear the cost of collection, treatment, recovery and safe disposal of past and future products from end-users and to ensure after June 2006 that new electrical and electronic equipment does not contain specified hazardous substances. While the cost of these directives to Sony cannot be determined before regulations are adopted in individual member states, it may be substantial. Sony may not comply in all cases with applicable environmental and other regulations, and if it does not, Sony may incur remediation cost or sustain injury to its brand image. Sony’s activities may be limited if Sony is unable to comply with such regulations, which could adversely affect Sony’s results.

Sony is subject to the risks of operations in different countries.

A substantial portion of Sony’s activities are conducted outside Japan, including in developing and emerging markets. Sony operates its manufacturing subsidiaries in 16 countries and its sales subsidiaries in 43 countries. Countries where Sony manufactures its principal products are Japan, Malaysia, China, the U.S., the U.K., Spain and Mexico. Sony seeks advantages from international operations, such as low-cost production and mid- to long-term potential of consumer markets in China, particularly in the Electronics and Game segments, and the potential prolonging of product life cycles in the current hardware business through sales to markets in Eastern Europe, the Middle East and East Asia (excluding Japan) in the Game segment.

However, international operations bring challenges. Production in China and other Asian countries of Electronics products increases the time necessary to supply products to Europe and the U.S., which can make it more difficult to meet changing customer demand and preferences. Concentration of production of personal computer components in China and Taiwan could lead to production interruptions if another catastrophe or widespread contagion, similar to the spread of Severe Acute Respiratory Syndrome “SARS”, occurred there. Further, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as the suspension of trading of the peso and resulting disorder in Argentina, cultural and religious conflicts or unexpected legal or regulatory changes such as import or export controls, nationalization or restrictions on repatriation of returns from foreign investments.

Sony is subject to competition from firms that may be more specialized.

Sony’s businesses face a broad range of competitors, from large international companies to an increasing number of relatively small, rapidly growing, and highly specialized organizations. Sony has a portfolio of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Sony may not fund or invest in certain of its businesses to the same degree that its competitors do, and these companies may have greater financial, technical, and marketing resources available to them than the businesses of Sony against which they compete.

American Depositary Share (“ADS”) holders have fewer rights than shareholders and may not be able to enforce judgments based on U.S. securities laws.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining Sony’s accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying ADSs in accordance with the instructions of ADS holders and will pay the dividends and distributions collected from Sony. However, ADS holders will not be able to bring a derivative action, examine Sony’s accounting books and records, or exercise appraisal rights through the depositary.

Sony is incorporated in Japan with limited liability. A substantial portion of the assets of Sony are located outside the U.S. As a result, it may be more difficult for investors to enforce against Sony judgments obtained in U.S. courts predicated upon the civil liability provisions of the Federal securities laws of the U.S. or judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the Federal securities laws of the U.S.

Item 4.    Information on the Company

History and Development of the Company

Sony Corporation, the ultimate parent company of the Sony Group, was established in Japan in May 1946 as Tokyo Tsushin Kogyo Kabushiki Kaisha, a joint stock company (Kabushiki Kaisha) under the Japanese Commercial Code. In January 1958, it changed its name to Sony Kabushiki Kaisha (“Sony Corporation” in English). In December 1958, Sony Corporation was listed on the Tokyo Stock Exchange (the “TSE”). In June 1961, Sony Corporation issued American Depositary Receipts (“ADRs”) in the U.S. In March 1968, Sony Corporation established in Japan CBS/Sony Records Inc., currently Sony Music Entertainment (Japan) Inc. (“SMEJ”), as a 50:50 joint venture company between Sony Corporation and CBS Inc. in the U.S. In January 1988, SMEJ became a wholly-owned subsidiary of Sony Corporation. In September 1970, Sony Corporation was listed on the New York Stock Exchange (the “NYSE”). In August 1979, Sony Corporation established in Japan Sony Prudential Life Insurance Co., Ltd., currently Sony Life Insurance Co., Ltd. (“Sony Life”), as a 50:50 joint venture company between Sony Corporation and The Prudential Insurance Company of America. In March 1996, Sony Life became a wholly-owned subsidiary of Sony Corporation. In July 1984, Sony Magnescale Inc., a subsidiary of Sony Corporation and currently Sony Precision Technology Inc., listed on the Second Section of the TSE. In July 1987, Sony Chemicals Corporation, a subsidiary of Sony Corporation, listed on the Second Section of the TSE. In January 1988, Sony Corporation acquired CBS Records Inc., a music business division of

CBS Inc. in the U.S. In January 1991, CBS Records Inc. changed its name to Sony Music Entertainment Inc. (“SMEI”). In November 1989, Sony Corporation acquired Columbia Pictures Entertainment, Inc. in the U.S. In August 1991, Columbia Pictures Entertainment, Inc. changed its name to Sony Pictures Entertainment Inc. (“SPE”). In November 1991, SMEJ was listed on the Second Section of the TSE. In November 1993, Sony established Sony Computer Entertainment Inc. (“SCEI”) in Japan. In January 2000, acquisition transactions by way of exchanges of stock, whereby SMEJ, Sony Chemicals Corporation, and Sony Precision Technology Inc. became wholly-owned subsidiaries of Sony Corporation, were completed. In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”). In October 2002, Sony Corporation established Sony Ericsson Mobile Communications, AB (“SEMC”), as a 50:50 joint venture company between Sony Corporation and Ericsson of Sweden. In October 2002, Aiwa Co., Ltd. (“Aiwa”) became a wholly-owned subsidiary of Sony Corporation. In December 2002, Sony Corporation merged with Aiwa. In June 2003, Sony Corporation adopted the “Company with Committees” system in line with the revised Japanese Commercial Code (refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees”).

Sony Corporation’s registered office is located at 7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo 141-0001, Japan, telephone +81-3-5448-2111.

The agent for purposes of this Item 4 is Sony Corporation of America, 550 Madison Avenue, New York, NY 10022 (Attn: Office of the General Counsel).

Principal Capital Investments

In the fiscal years ended March 31, 2001, 2002 and 2003, Sony’s capital expenditures (additions to fixed assets on the balance sheets) were 465.2 billion yen, 326.7 billion yen and 261.2 billion yen, respectively. Regarding a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects”. Sony invested 40.5 billion yen in the semiconductor business during the fiscal year ended March 31, 2003. For the three fiscal years commencing April 2003, Sony plans to invest approximately 500 billion yen in semiconductors for next-generation computer entertainment systems and consumer electronics as well as imaging devices for which Sony foresees major growth prospects; approximately 175 billion yen of this total will be invested in the fiscal year ending March 31, 2004. The funding requirements of such various capital expenditures are expected to be financed by cash provided by operating and financing activities or cash and cash equivalents.

Business Overview and Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

Name of company	Country of incorporation	Percentage owned

Sony EMCS Corporation	Japan	100.0

Sony Computer Entertainment Inc.	Japan	99.7

Sony Life Insurance Co., Ltd.	Japan	100.0

Sony Americas Holding Inc.	U.S.A.	100.0

Sony Computer Entertainment America Inc.	U.S.A.	99.7

Sony Pictures Entertainment Inc.	U.S.A.	100.0

Sony Global Treasury Services Plc.	U.K.	100.0

Sony Computer Entertainment Europe Ltd.	U.K.	99.7

Sony Holding (Asia) B.V.	Holland	100.0

In the Electronics segment, Sony is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and professional markets. Sony’s principal manufacturing facilities are located in Japan, Malaysia, China, the U.S., the U.K., Spain and Mexico, and its products are marketed by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet, throughout the world. In addition to internationalizing its production operations, Sony has been promoting the transfer of research and development activities and management functions overseas to bring its overseas operations into closer proximity to local communities and markets.

In the Game segment, Sony develops, produces, manufactures, markets, distributes, licenses and publishes home-use entertainment hardware and related software. This business is principally conducted through SCEI in Japan. Sony Computer Entertainment America Inc. (“SCEA”) in the U.S. and Sony Computer Entertainment Europe Limited (“SCEE”) in Europe are both wholly-owned subsidiaries of SCEI.

In the Music segment, Sony is engaged in the development, production, manufacture, marketing and distribution of recorded music in a variety of commercial formats and across all musical genres, for the world outside of Japan through SMEI and in Japan through SMEJ.

In the Pictures segment, Sony is engaged in the development, production, marketing, distribution, and broadcasting of image-based software, including film, video, television, and new digital entertainment technologies, principally through SPE.

In the Financial Services segment, Sony conducts insurance operations primarily through Sony Life, a Japanese life insurance subsidiary, and Sony Assurance Inc. (“Sony Assurance”), a Japanese non-life insurance subsidiary. Sony is engaged in a leasing and credit financing business in Japan through Sony Finance International Inc. (“Sony Finance”). Sony also conducts an Internet-based banking business in Japan through Sony Bank Inc. (“Sony Bank”), which is an 80 percent directly owned subsidiary of Sony Corporation.

In the Other segment, Sony is engaged in an Internet-related service business mainly in Japan, an in-house oriented information system service business in Japan, an Integrated Circuit (“IC”) card business in Japan, and an advertising agency business in Japan.

On April 1, 2003, in order to strengthen group governance through the promotion of integrated and decentralized management, Sony reorganized its business operations into eight business units. Included in this framework are four network companies, all in the Electronics segment, and three business groups that cover the Game, Music and Pictures segments and personal solutions including finance. The eighth unit is SEMC. The objective of this reorganization is to increase the delegation of authority to these units allowing them to formulate independent strategies to achieve mid- to long-term goals. In conjunction with this reorganization, Sony named chief financial officers for each of the network companies, while retaining a chief financial officer for the entire group.

The four new network companies are: the Home Network Company, which focuses on creating a new home environment with networked electronic devices centered on next-generation TV; the IT & Mobile Solutions Network Company, which focuses on creating a connected world with PC and mobile devices and strengthening business-to-business solutions; the Broadband Network Company, which focuses on the development of next-generation electronics devices and linkages to game devices; and the Microsystems Network Company, which focuses on enhancing key devices and core component modules. The three new business groups are: the Game Business Group, which promotes Game businesses for the broadband era; the Entertainment Business Group, which develops businesses based on pictures and music content and develops a new business model for the network era; and the Personal Solutions Business Group, which focuses on providing services based on direct contact with customers (finance, retail, and other services).

In addition, the Network Application and Content Service Sector (“NACS”) which was founded in April 2002, has the mission of developing the technology necessary to drive network-based business solutions, and to co-ordinate the application of such technology in each of the above eight business groups.

Products and Services

Commencing with the first quarter ended June 30, 2002, Sony partly realigned its business segment configuration and Electronics segment product category configuration. In accordance with this realignment, results of the previous fiscal year have been reclassified to conform to the presentation for the current fiscal year. Results of related businesses in the NACS are included in the Other segment. In addition to SCN, which was originally in the Other segment, NACS-related businesses include an in-house oriented information system service business and an IC card business formerly contained in the Other category of the Electronics segment.

The following table sets forth Sony’s sales and operating revenue by operating segments and product categories. Figures in parentheses indicate percentage of sales and operating revenue.

	Year ended March 31
	2001	2002	2003
	(Yen in millions)
Electronics	4,982,432	4,772,550	4,543,313
	(68.1)	(63.0)	(60.8)

Audio	756,393	747,469	682,517
	(10.3)	(9.9)	(9.2)
Video	791,465	806,401	823,354
	(10.8)	(10.7)	(11.0)
Televisions	797,618	842,388	846,139
	(10.9)	(11.1)	(11.3)
Information and Communications	1,260,531	1,167,328	958,556
	(17.2)	(15.4)	(12.8)
Semiconductors	237,668	182,276	204,710
	(3.2)	(2.4)	(2.7)
Components	569,478	525,568	537,358
	(7.9)	(6.9)	(7.2)
Other	569,279	501,120	490,679
	(7.8)	(6.6)	(6.6)

Game	646,147	986,529	936,274
	(8.8)	(13.0)	(12.5)

Music	571,003	588,191	559,042
	(7.8)	(7.8)	(7.5)

Pictures	555,227	635,841	802,770
	(7.6)	(8.4)	(10.7)

Financial Services	447,147	483,313	512,641
	(6.1)	(6.4)	(6.9)

Other	112,868	111,834	119,593
	(1.6)	(1.5)	(1.6)

Sales and operating revenue	7,314,824	7,578,258	7,473,633

Note:

The Electronics segment is managed as a single operating segment by Sony’s management. However, Sony believes that the product category information in the Electronics segment is useful to investors in understanding the sales contributions of the products in this business segment.

Electronics

Audio:

“Audio” includes home audio, portable audio, car audio and car navigation systems.

Video:

“Video” includes video cameras, digital still cameras, video decks, and DVD-Video players/recorders.

Televisions:

“Televisions” includes televisions incorporating cathode ray tubes (“CRTs”), projection televisions, and set-top boxes such as digital broadcasting reception systems and Internet terminals.

Information and Communications:

“Information and Communications” includes PCs, computer displays, printer systems, personal digital assistants, and broadcast- and professional-use audio, video and monitors and other professional-use equipment.

This category contained the results of Sony’s mobile phone handset business until the end of September 2001. On October 1, 2001, the mobile handset business was transferred to SEMC, leaving only sales of mobile handsets manufactured by Sony on consignment from SEMC to appear in the Other category of Electronics. Sales figures for past fiscal years have not been restated in either category.

Semiconductors:

“Semiconductors” includes liquid crystal displays (“LCD”), charge coupled devices (“CCD”) and other semiconductors.

Components:

“Components” includes optical pickups, batteries, CRTs, audio/video/data recording media, and data recording systems.

Other:

“Other” includes Aiwa which was merged into Sony Corporation as of December 1, 2002, Sony Trading International Corporation, and products and services which are not included in the above categories.

Sales of mobile phone handsets manufactured on consignment from SEMC have been recorded in this category since October 1, 2001. Sales of this category for past fiscal years have not been restated.

Game

SCEI, SCEA, and SCEE develop, produce, manufacture, market and distribute PlayStation, PS one, PlayStation 2 and next-generation entertainment hardware and related software, primarily in Japan, the U.S., and Europe and enter into licenses with third-party software developers.

Music

SMEI and SMEJ produce recorded music and video through contracts with many artists worldwide in all musical genres. SMEI and SMEJ produce, manufacture, market and distribute CDs, MDs, DVDs, Super Audio CDs, and pre-recorded audio and video cassettes and produce and manufacture CD-ROMs and DVD-ROMs.

The Music segment has an extensive and geographically diversified software manufacturing capacity, with plants in the U.S., Austria, Japan, Brazil, Australia, India, Canada, Hong Kong, and Mexico. Software is manufactured for the Music segment, the Game segment, the Pictures segment and third parties.

Pictures

Global operations in the Pictures segment encompass motion picture production, acquisition and distribution; television production, acquisition and distribution; home entertainment acquisition and distribution; television broadcasting; digital production, online distribution and broadband services; and operation of studio facilities.

SPE’s motion picture arm, the Columbia TriStar Motion Picture Group, includes SPE’s principal motion picture production organizations, Columbia Pictures, Screen Gems and Sony Pictures Classics as well as Columbia TriStar Home Entertainment, Sony Pictures Releasing and Columbia TriStar Film Distributors International. SPE is an equity investor in Revolution Studios and has the rights to market and distribute its motion picture product throughout most of the world. Upon delivery of Revolution Studios’ films, SPE advances a portion of the production cost and then incurs distribution and marketing costs in those markets where SPE distributes. SPE retains a fee for its distribution services in addition to its participation in Revolution Studios’ profits and losses as a result of its equity ownership stake.

SPE’s Television Group is primarily comprised of Sony Pictures Television and Sony Pictures Television International with various broadcast channel investments. SPE develops and produces network television series, first-run syndication programming, made-for-cable programming, daytime serials, syndicated games shows, animated series, made for television movies, miniseries and other television programming and distributes such programs to the networks, syndication and cable markets.

Sony Pictures Digital operates SPE’s digital production, online distribution, and broadband services including Sony Online Entertainment, Sony Pictures Imageworks, Sony Pictures Animation and Sony Pictures Digital Networks.

SPE also manages two studio facilities, Sony Pictures Studios, which includes post production facilities, and The Culver Studios, both of which are located at SPE’s world headquarters in Culver City, California.

Financial Services

The Financial Services segment includes: Sony Life, which underwrites insurance policies, primarily for individual life insurance products in Japan, and sells non-life insurance products provided by Sony Assurance; Sony Assurance, which conducts an individual automobile and medical insurance business in Japan; Sony Bank, which conducts an Internet-based banking business, including personal loans, mortage loans, investment trusts, and deposits, for individual customers in Japan; and Sony Finance, which conducts a leasing and credit financing business in Japan, focusing on a new credit card business utilizing a non-contact IC card technology developed independently by Sony for Internet shopping.

Other

The Other segment is mainly comprised of NACS, which includes SCN, an Internet-related service business subsidiary mainly in Japan, an in-house oriented information system service business and an IC card business, and an advertising agency business in Japan.

Sales and Distribution

The following table shows Sony’s sales in each of its major markets for the periods indicated. Figures in parentheses indicate percentage of sales and operating revenue.

	Year ended March 31
	2001	2002	2003
	(Yen in millions)
Japan	2,400,777	2,248,115	2,093,880
	(32.8)	(29.7)	(28.0)
United States	2,179,833	2,461,523	2,403,946
	(29.8)	(32.5)	(32.2)
Europe	1,473,780	1,609,111	1,665,976
	(20.2)	(21.2)	(22.3)
Other Areas	1,260,434	1,259,509	1,309,831
	(17.2)	(16.6)	(17.5)

Sales and operating revenue	7,314,824	7,578,258	7,473,633

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

Sales in the Electronics segment are particularly dependent on seasonality, in addition to the timing of new product introductions and economic conditions of each country. Sales for the third quarter ending December 31 of each fiscal year are generally higher than other quarters of the same fiscal year due to demand in the year-end holiday season.

Japan:

Sony Marketing (Japan) Inc. markets consumer electronics products through retailers and also markets professional electronics products and services. For electronic components, Sony sells products directly to wholesalers and manufacturers.

United States:

Sony markets its electronics products and services through Sony Electronics Inc. and other wholly-owned subsidiaries in the U.S.

Europe:

In Europe, Sony’s consumer electronics products and services are marketed through sales subsidiaries including Sony United Kingdom Limited, Sony Deutschland G.m.b.H., and Sony France S.A. Sales of professional electronics products, electronic components, and services are made through several divisions, differentiated by product, covering all of Europe.

Other Areas:

In overseas areas other than the U.S. and Europe, Sony’s electronics products and services are marketed through sales subsidiaries including Sony Corporation of Hong Kong Limited, Sony Gulf FZE in the United Arab Emirates, Sony Electrónicos de México, S.A. de C.V., Sony of Canada Ltd., and Sony Australia Limited.

Game

SCEI, SCEA, and SCEE market and distribute PlayStation, PS one, and PlayStation 2 entertainment hardware and related software.

Sales in the Game segment are particularly dependent on holiday season demand, in addition to the timing of the introduction of attractive software.

Music

SMEI and SMEJ produce, manufacture, market, and distribute CDs, MDs, DVDs, Super Audio CDs, and pre-recorded audio and video software.

SMEI and its affiliates conduct business in countries other than Japan under “Columbia Records Group”, “Epic Records Group”, “Sony Classical”, and other labels. In June 2002, Sony and AOL Time Warner sold most of their interest in Columbia House, a direct marketer of music and home video products, to Blackstone Capital Partners III LP, an affiliate of The Blackstone Group, an investment bank.

SMEJ conducts business in Japan under “Sony Records”, “Epic Records”, “Ki/oon Records”, “SMEJ Associated Records”, “Defstar Records”, and other labels.

Pictures

SPE, with global operations in 67 countries, generally retains all rights relating to the worldwide distribution of its internally produced motion pictures, including rights for theatrical exhibition, videocassette and DVD distribution, pay and free television exhibition and other markets. SPE also acquires distribution rights to motion pictures produced by other companies or jointly produces films with other studios or production companies, and these rights may be limited to particular geographic regions or specific forms of media. SPE uses its own distribution service business, Sony Pictures Releasing, for the U.S. theatrical release of its films and those acquired from and produced by others.

Outside the U.S., SPE generally distributes and markets its films through one of its Columbia TriStar Film Distributors International subsidiaries. However, in certain countries, SPE has joint distribution arrangements with other studios or arrangements with independent local distributors.

SPE’s theatrical releasing strategy focuses on offering a diverse slate of films with a mix of genres, talent and budgets. For the fiscal year ending March 31, 2004, 36 films are currently slated for release by SPE, including eight films under the Columbia banner, four films under the Screen Gems banner, 15 Sony Pictures Classics releases and nine Revolution Studios releases. SPE has a motion picture library of over 3,500 feature films, including 12 with Best Picture Academy Awards®. Currently, SPE is converting its library to a digital format and to date nearly 1,200 titles (including motion picture, television and acquired product) have been converted. In addition, SPE and four other motion picture studios are equal investors in Movielink, an online movie download service offering feature films on a pay-per-view basis.

The worldwide home entertainment distribution of motion pictures and television programming of SPE (and those acquired or licensed from others) is handled through Columbia TriStar Home Entertainment, except in certain countries where SPE has joint distribution arrangements with other studios or arrangements with independent local distributors. Product is distributed on both videocassette and DVD formats.

SPE produces original programming in eight different languages around the world in conjunction with local partners. This programming, along with SPE’s library of television programming and motion pictures, is licensed to affiliated and independent stations in the U.S., and to international television stations and other broadcasters throughout the world. In the U.S., SPE, jointly with Liberty Media Corporation, owns and operates the cable channel, Game Show Network. SPE also has worldwide broadcasting investments in 30 international channels.

Financial Services

Sony Life conducts a life insurance business primarily in Japan, using Lifeplanner financial consultants to serve individual customers. As of March 31, 2003, Sony Life employed 4,266 such consultants. Sony Life maintains an extensive service network including 85 Lifeplanner branch offices, 31 regional sales offices, and 2,004 independent agencies in Japan. In addition, aiming to apply Sony Life’s insurance expertise in countries other than Japan, Sony Life Insurance (Philippines) Corporation has operated in the Philippines since November 1999.

Sony Assurance has conducted a non-life insurance business since October 1999. Using a direct marketing model that Sony believes is tailored to today’s networked society, the company is working to build a new type of relationship between an insurer and its customers. Sony Assurance principally sells automobile and medical insurance directly to individuals by telephone and over the Internet.

Sony Finance International conducts a leasing business for corporations, and a consumer financing business including “My Sony Card”, a credit card for individual customers, through Sony’s electronic retailers and other affiliated partners. Sales staff are posted at ten main branch offices and three customer centers in Japan.

Sony Bank has conducted banking operations since June 2001 in Japan, and provides its services via the Internet 24 hours a day and 365 days a year as a general rule. By using the MONEYKit tool, account holders can invest and manage assets according to their life plans over the Internet.

Overseas Operations

Sony has pursued a long-term strategy of actively expanding its production capabilities in each region following a general policy of seeking to manufacture its products in the markets in which they are sold. As of March 31, 2003, Sony operated 22 manufacturing facilities in Japan, six in the U.S., seven in Europe, and 20 in other areas outside Japan in the Electronics segment. In addition, Sony operated two CD manufacturing facilities in Japan, three in the U.S., one in Europe, and seven in other areas outside Japan in the Music segment. One of the three manufacturing facilities in the U.S. ceased its manufacturing operations in April 2003.

In order to be less susceptible to the impact of foreign exchange rate fluctuations and to reduce inventory and cost, Sony seeks to localize its overseas production, research and development, design, materials and parts procurement, and management.

Sources of Supply

Sony pursues procurement of raw materials, parts and components to be used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Generally, Sony maintains multiple suppliers for most significant categories of parts and components.

However, the recent political instability of the Middle East after the war in Iraq in spring 2003 may increase the volatility of petroleum prices, and this volatility may affect Sony’s cost of goods sold because Sony consumes a tremendous volume of plastic raw materials as parts and components for its products. In addition, the restructuring and other movement in the semiconductor industry may cause a shortage of supply for semiconductors and affect Sony’s production and/or the cost of goods sold because Sony consumes a significant volume of semiconductor parts and components for its products. Finally, the spread of Severe Acute Respiratory Syndrome (“SARS”) in Asia, particularly in China, may affect the stable procurement of parts and components for Sony’s products.

After-Sales Service

In the Electronics and Game segments, Sony provides repair and servicing functions in the areas where its products are sold. Sony provides these services through its own service centers, factories, authorized independent service centers, authorized servicing dealers, and its subsidiaries.

In line with the industry practice of the electronics and game businesses, almost all of Sony’s products sold in Japan carry a warranty, generally for a period of one year from the date of purchase, for repairs, free of charge, for malfunctions occurring in the course of ordinary use. In the case of broadcast- and professional-use products, Sony maintains support contracts with customers in addition to warranties. Overseas warranties are generally provided for various periods of time depending on the product and the area where it is marketed.

To further ensure customer satisfaction, Sony maintains customer information centers in its principal markets.

Patents and Licenses

Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain licenses are important to Sony’s business, such as that for optical disc related products. Sony products that employ DVD-Video Player functions, including PlayStation 2 hardware, are substantially dependent upon certain patents licensed by MPEG LA LLC, Dolby Laboratories Licensing Corporation and Nissim Corp., which cover technologies essential to DVD specification. Sony considers its overall license position beneficial to its operations. While Sony believes that its various proprietary intellectual property rights are important to its success, it believes that neither its business as a whole nor any business segment is materially dependent on any particular patent or license, or any particular group of patents or licenses, except as set forth above.

Competition

In each of its principal product lines, Sony encounters intense competition throughout the world. Sony believes, however, that in the aggregate it competes successfully and has a major position in all of the principal product lines in which it is engaged, although the strength of its position varies with products and markets. Refer to “Risk Factors” in “Item 3. Key Information”.

In the Electronics segment, Sony believes that its attractive product planning, the high quality of its products, its record of innovative product introductions and product improvements, and its extensive marketing and servicing efforts are important factors in maintaining its competitive position.

The Game segment is in a historically volatile and highly dynamic industry and Sony’s competitive position is affected by changing technology and product introductions, limited platform life cycles, popularity of software titles, seasonality, consumer spending and other economic trends. To be successful in the game industry, it is important to win customer acceptance of Sony’s format.

Success in the Music segment is dependent to a large extent upon the artistic and creative abilities of employees and outside talent and is subject to the vagaries of public taste. Sony’s future competitive position depends on its continuing ability to attract and develop talent that can achieve a high degree of public acceptance. In terms of music distribution, it is important to make appropriate investments in new technologies for high-quality and secure music distribution while maintaining customer convenience.

In the Pictures segment, SPE faces intense competition from other major motion picture studios and, to a lesser extent, from independent production companies, to attract the attention of the movie-going public worldwide and to obtain exhibition outlets and optimal release dates for its products. SPE must also compete to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products. Competition in television production, distribution, and syndication is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast networks, cable, and other independent television stations both in the U.S. and internationally. Furthermore, broadcast networks are increasingly producing their own shows internally. This competitive environment has resulted in fewer opportunities to produce shows for networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings.

In the Financial Services segment, it is critical for Sony Life, Sony Assurance and Sony Bank to maintain customer confidence because some financial institutions in Japan have become insolvent in recent years. To be credible and competitive in the financial services market, it is important to offer attractive rates of return on customer investments. In addition, in order to meet diversifying customer demand, it is critical to provide attractive services to customers through unique marketing channels, such as Lifeplanner financial consultants in Sony Life, direct communications by telephone and over the Internet in Sony Assurance and Sony Bank. Sony Finance faces competitive pressure to achieve a leading position in the new arena of secured payment system on the Internet by utilizing new technology.

In the Internet-related business, SCN faces competition in Japan from many existing, large companies and new entrants to the market. Telecommunication companies that possess a large Internet-ready infrastructure and other entrants that compete solely with respect to price have created a market in which competitive price reductions are the norm. Rapid technological advancement has created many new opportunities but has also increased the rate at which new and more efficient services must be brought to market to earn customer approval. Customer price elasticity is high, and users are able to change Internet service providers with increasing ease. The penetration of mobile Internet services solely provided by telecommunication companies poses an alternative to the home-centric Internet service provided by SCN.

Government Regulations

Sony’s business activities are subject to various governmental regulations in countries in which it operates, including regulations relating to business/investment approvals, export regulations including those related to national security considerations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. In Japan, insurance, banking and other financing businesses are subject to approvals from the Financial Services Agency. In addition, satellite broadcasting and telecommunication businesses are subject to approvals from the Ministry of Public Management, Home Affairs, Posts and Telecommunications. Sony is also subject to environmental and occupational health and safety regulations in the jurisdictions in which it operates, particularly those in which it has manufacturing, research, or similar operations in its Electronics and Game businesses. Refer to “Risk Factors” in “Item 3. Key Information”.

In October 2001, SCEE temporarily halted shipments of the PS one game consoles destined for the European market after Dutch authorities determined levels of cadmium were above the limits allowed under Dutch regulations. PS one shipments were resumed after confirming that there was no health risk to users during use and Sony worked closely with Dutch authorities to replace non-compliant components to meet their standards. Sony addressed this issue in PS one by initiating its own program to inspect all Sony products and thereby discovered a limited number of other occurrences of substances. In order to prevent problems occurring with cadmium and similar chemical substances in the future, Sony initiated a comprehensive program that includes revisions to specific Sony policies and standards such as its “Management Regulations for the Environment-related Substances to be Controlled which are included in Parts and Materials”, and tightening its management and control systems including the “Green Partner Environmental Quality Approval Program” which identifies specific requirements to Sony’s suppliers. On a consolidated basis, Sony recorded an aggregate of approximately 10 billion yen in expenses, including costs of rework and other, investments in equipment, costs of revising and managing policies and programs including the above mentioned policy and program, for the two fiscal years ended March 31, 2002 and March 31, 2003.

Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land on which they are located are owned by Sony, free from significant encumbrances.

The following table sets forth information as of March 31, 2003 with respect to plants for the manufacturing of products for the Electronics segment and entertainment hardware for the Game segment with floor space of more than 500,000 square feet:

Location	Approximate Floor space	Principal products manufactured
	(square feet)
In Japan:

Nagasaki (Sony Semiconductor Kyushu Corporation—Nagasaki TEC and SCE)	2,232,000	Semiconductors

Miyagi (Sony Corporation and Sony Miyagi Corporation)	1,682,000	Magnetic and optical storage media and electronic components

Kagoshima (Sony Semiconductor Kyushu Corporation—Kokubu TEC)	1,112,000	Semiconductors

Fukushima (Sony Fukushima Corporation)	994,000	Batteries and electronic components

Kumamoto (Sony Semiconductor Kyushu Corporation—Kumamoto TEC)	980,000	Semiconductors

Aichi (Sony EMCS Corporation—Inazawa TEC)	865,000	CRTs

Aichi (Sony EMCS Corporation—Kohda TEC)	854,000	Video cameras, digital still cameras, PCs, and entertainment hardware

Tochigi (Sony Chemicals Corporation)	824,000	Magnetic tapes, adhesives, and electronic components

Aichi (Sony EMCS Corporation—Ichinomiya TEC)	809,000	Televisions

Tochigi (Sony Tochigi Corporation)	609,000	Magnetic and optical storage media and batteries

Chiba (Sony EMCS Corporation—Kisarazu TEC)	510,000	DVD-Video players and entertainment hardware

Shizuoka (Sony EMCS Corporation—Kosai TEC)	528,000	Broadcast- and professional-use video equipment and projectors

Gifu (Sony EMCS Corporation—Minokamo TEC)	520,000	Video cameras, digital still cameras, mobile phones, and entertainment hardware

Location	Approximate Floor space	Principal products manufactured
	(square feet)
Overseas:

Pittsburgh, Pennsylvania, U.S.A. (Sony Electronics Inc.)	2,800,000	Televisions and CRTs

San Diego, California, U.S.A. (Sony Electronics Inc.)	1,643,000	CRTs

Penang, Malaysia (Sony Electronics (Malaysia) Sdn. Bhd.)	988,000	Audio equipment and data storage systems

Tijuana, Mexico (Sony de Tijuana Este, S.A. de C.V.)	935,000	Televisions and computer displays

Dothan, Alabama, U.S.A. (Sony Magnetic Products Inc. of America)	809,000	Magnetic storage media

Bangi, Malaysia (Sony Technology Malaysia Sdn. Bhd.)	797,000	DVD-Video players, VTRs, and televisions

Jurong, Singapore (Sony Electronics (Singapore) Pte. Ltd.)	786,000	CRTs

Bridgend, Wales, U.K. (Sony United Kingdom Limited)	732,000	CRTs

Pencoed, Wales, U.K. (Sony United Kingdom Limited)	707,000	Televisions and computer displays

Nuevo Laredo, Mexico (Sony Nuevo Laredo, S.A. de C.V.)	608,000	Magnetic storage media

Barcelona, Spain (Sony Espana, S.A.)	566,000	Televisions

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

The following table sets forth information as of March 31, 2003 with respect to principal plants for the manufacturing of software for the Music and Game segments with floor space of more than 500,000 square feet:

Location	Approximate Floor space	Principal products manufactured
	(square feet)

Shizuoka, Japan (Sony Music Entertainment (Japan) Inc.)	736,000	CDs, CD-ROMs, DVDs, MDs and DVD-ROMs

Terre Haute, Indiana, U.S.A. (Digital Audio Disc Corporation)	655,000	CDs, CD-ROMs, DVDs and DVD-ROMs

Pitman, New Jersey, U.S.A. (Sony Music Entertainment Inc.)	568,000	CDs and CD-ROMs

In addition to the above, SMEI and its affiliates have several plants in various parts of the world and lease their corporate headquarters located in New York City from Sony Corporation of America (“SCA”). Most of SMEJ’s offices, including leased premises, are located in Tokyo, Japan.

SPE’s corporate offices and motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates two studio facilities, Sony Pictures Studios and The Culver Studios. SPE also leases office space and motion picture and television support facilities from affiliates of Sony Corporation and other third parties. Its film and videotape storage operations are located in various locations in the U.S. and Europe, where SPE also leases space.

In December 2001, SCA entered into a lease for its corporate headquarters. The aggregate floor space of this building is approximately 723,000 square feet. Refer to the “Other Financing Arrangements” section in “Item 5. Operating and Financial Review of Prospects” for more information on this lease.

Item 5.    Operating and Financial Review and Prospects

OPERATING RESULTS

Operating Results for the Fiscal Year Ended March 31, 2003 compared with the Fiscal Year Ended March 31, 2002

Overview

Although the global economy showed some signs of growth in the fiscal year ended March 31, 2003, military action in Iraq contributed to increased economic uncertainty in the second half of the year, particularly in the U.S., and the year ended without any indications of a sustained recovery. In Japan, in addition to stagnant consumer demand and an increase in unemployment, declines in the stock market contributed to the unfavorable economic climate.

Under such difficult market conditions and reflecting the impact of the translation of financial results into yen in accordance with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”), the currency in which Sony’s financial statements are prepared, Sony’s sales and operating revenue (“sales”) for the fiscal year ended March 31, 2003 decreased 1.4 percent compared with the previous fiscal year. This decrease was principally due to industry-wide declines in personal consumption in the Electronics segment, and also increased price competition in certain markets, including the PC, DVD-Video player and home-use video camera markets. However, operating income increased 37.7 percent compared with the previous fiscal year due to the beneficial effect of the depreciation of the yen against the euro, as well as increased profitability of the Electronics segment, resulting from restructuring initiatives in previous fiscal years, of the Game segment, due to increased software sales and decreased production costs, and of the Pictures segment, due to strong worldwide performance of certain releases in the current year.

On a local currency basis (regarding references to results of operations expressed on a local currency basis, refer to “Foreign Exchange Fluctuations and Risk Hedging” below), Sony’s sales for the fiscal year ended March 31, 2003 decreased approximately 2 percent and operating income decreased approximately 5 percent compared with the previous fiscal year.

Restructuring

Restructuring expenses for the fiscal year ended March 31, 2003 amounted to 106.3 billion yen, compared to 107.0 billion yen in the previous fiscal year. The primary restructuring activities were in the Electronics and Music segments.

Electronics

Restructuring charges in the Electronics segment for the fiscal year ended March 31, 2003, were 72.5 billion yen, compared to 86.9 billion yen in the previous fiscal year, but exceeded the 60.0 billion yen total that was estimated at the beginning of the year.

In the year ended March 31, 2003, a decision was made to reduce production capacity of CRT computer display manufacturing facilities in Japan and Southeast Asia, in response to market contraction resulting from the demand shift from CRT computer displays to flat panel displays such as LCDs. Although the worldwide market for CRT computer displays in the year ended March 31, 2002 was approximately 96.0 million units, in the year ended March 31, 2003 it had fallen to approximately 81.0 million units. In order to restore the profitability of the CRT computer display business, which, due to the decrease in demand, had been suffering from low utilization ratios at manufacturing facilities, higher ratios of fixed costs to sales and lower operating income margins, Sony decided to close under-utilized manufacturing facilities. The resulting charges totaled 6.9 billion yen, of which 1.3 billion yen was recorded in cost of sales, and 5.6 billion yen was recorded in selling, general and administrative expenses.

The restructuring program implemented in the previous fiscal year was accelerated at Aiwa Co., Ltd. and its subsidiaries (“Aiwa”) in response to a continued decline in operating performance, caused by further declines in the worldwide market for audio products, which form the majority of Aiwa’s sales. After further reductions in personnel and reductions in the number of unprofitable product lines which resulted in the closure of all of Aiwa’s manufacturing facilities, Aiwa’s operations were integrated with those of Sony. (Aiwa was made a wholly-owned subsidiary of Sony Corporation in October 2002, and merged into Sony Corporation on December 1, 2002.) Charges resulting from the restructuring of Aiwa totaled 23.0 billion yen, of which 13.8 billion yen was recorded in cost of sales, and 9.2 billion yen was recorded in selling, general and administrative expenses.

In the fourth quarter of the year ended March 31, 2003, Sony decided to close a semiconductor plant in the U.S. that produced semiconductor wafers for both internal use and the original equipment manufacturer (OEM) market. This closure was both a response to a significant decline in the business conditions of the semiconductor industry in the U.S., and the result of a shift in Sony’s semiconductor strategy. Sony’s semiconductor manufacturing for internal use is moving toward an emphasis on high-end, network-centric devices and components because Sony is focusing its efforts on broadband and network-related businesses in response to rapid increases in broadband Internet access. The restructuring activity is expected to be completed in the year ending March 31, 2004, and the total estimated cost of this restructuring is 8.1 billion yen, of which 5.9 billion yen was incurred through March 31, 2003. These charges were all recorded in cost of sales.

In addition to these restructuring activities, Sony has continued to reduce headcount through the implementation of several early retirement programs in Japan to further reduce costs in the Electronics segment. The resulting charges totaled 10.9 billion yen, compared to 12.3 billion yen in the previous fiscal year. These charges were recorded in selling, general and administrative expenses.

The above restructuring initiatives are expected to decrease costs in the Electronics segment by approximately 50.0 billion yen in the fiscal year ending March 31, 2004.

Music

In response to the continued contraction of the worldwide music market due to slow worldwide economic growth, the saturation of the CD market, the effects of piracy and other illegal duplication, parallel imports, pricing pressures and the diversification of customer preferences brought on by increased competition from other entertainment sectors, Sony has been actively repositioning the Music segment for the future by looking to create a more effective and profitable business model. As a result, the Music segment has undergone a worldwide restructuring program since the fiscal year ended March 31, 2001 to reduce staffing and other costs through the consolidation and rationalization of facilities worldwide. Under this worldwide restructuring program, Sony Music Entertainment Inc. (“SMEI”), a U.S. based subsidiary, incurred restructuring charges of 22.4 billion yen for the year ended March 31, 2003, compared to 8.6 billion yen in the previous fiscal year. This exceeded the estimate made in January 2003, as certain restructuring initiatives originally expected to be undertaken in the fiscal year ending March 31, 2004 were accelerated as a result of a management change and the continued decline in the worldwide music market.

Restructuring activities included the further consolidation of operations through the shutdown of a CD and cassette manufacturing and distribution center in Holland, the shutdown of a CD manufacturing facility in the U.S., which was announced on April 2, 2003, although the decision to shut down the facility was made during the fiscal year ended March 31, 2003, as well as further staff reductions to consolidate various support functions across labels and operating units. These restructuring activities resulted in the termination of over 1,400 jobs during the fiscal year ended March 31, 2003, of which approximately 600 were in the U.S. Resulting charges were included in selling, general and administrative expenses. Total restructuring charges in the Music segment, including Sony Music Entertainment (Japan) Inc. (“SMEJ”), were 23.9 billion yen.

Note that losses on sales, disposal or impairment of long-lived assets are recorded in selling, general and administrative expenses. Refer to “Cost of Sales and Selling, General and Administrative Expenses” below and to Note 17 of Notes to Consolidated Financial Statements.

The table below summarizes major restructuring activities for which charges of over 5 billion yen were recorded during the fiscal year ended March 31, 2003.

Segment	Nature of Restructuring	Costs incurred in the fiscal year ended March 31, 2003	Additional Information

Electronics	Reduction of CRT production capacity in Japan and SE Asia	6.9 billion yen	Remaining reserve balance of 0.4 billion yen at March 31, 2003, to be used during the fiscal year ending March 31, 2004.

	Personnel reductions and closure of all Aiwa’s facilities	23.0 billion yen	No reserve remaining at March 31, 2003.

	Closure of semiconductor plant in U.S.	5.9 billion yen

Remaining reserve balance of 1.5 billion yen at March 31, 2003, to be used during the fiscal year ending March 31, 2004.

Additional charges of 2.2 billion yen expected to be incurred up to March 31, 2004.

	Early retirement program	10.9 billion yen	Remaining reserve balance of 1.0 billion yen at March 31, 2003 to be used during the fiscal year ending March 31, 2004.

Music	Closure of CD and cassette manufacturing and distribution facility in Holland, CD manufacturing facility in U.S., and others	23.9 billion yen

Remaining reserve balance of 11.5 billion yen at March 31, 2003 to be used by March 31, 2006.

Estimated total charges at SMEI, for years ended March 31, 2001 to March 31, 2006, are 43.4 billion yen with an estimated 4.5 billion yen of these charges expected to be incurred in the future.

Operating Performance

Sales

Sales for the fiscal year ended March 31, 2003 decreased by 104.6 billion yen, or 1.4 percent, to 7,473.6 billion yen compared with the previous fiscal year. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the fiscal year ended March 31, 2003 decreased by 260.2 billion yen, or 5.0 percent, to 4,979.4 billion yen compared with the previous fiscal year, and decreased from 74.2 percent to 72.0 percent as a percentage of sales. Year on year, the cost of sales ratio decreased from 80.5 percent to 78.8 percent in the Electronics segment, 74.7 percent to 70.2 percent in the Game segment, and 62.0 percent to 58.2 percent in the Pictures segment. However, the cost of sales ratio increased from 57.6 percent to 60.8 percent in the Music segment. The cost of sales ratio in the Electronics segment improved due to the effects of prior restructuring and other cost reduction measures, and the cost of sales ratio in the Game segment improved due to reductions in PlayStation 2 hardware production costs. These improvements occurred despite declining sales in the Electronics and Game segments. The cost of sales ratio in the Pictures segment improved due to increased revenue resulting from the strong worldwide performance, both theatrically and in home entertainment, of current year releases. The cost of sales ratio in the Music segment deteriorated due to decreased revenue from album sales resulting from the continued contraction of the global market for music.

Although the cost of sales ratio decreased year on year, assisted by the positive effect of the appreciation of the euro against the yen on sales, the cost of sales ratio in the fourth quarter of the fiscal year ended March 31, 2003 increased due to declining sales and temporary reductions in production volume for the purpose of lowering inventory to target levels at the end of the fourth quarter. These production adjustments were carried out primarily in March 2003, mainly in the Electronics segment. Research and development expenses (included in cost of sales) for the fiscal year ended March 31, 2003 increased by 9.9 billion yen, or 2.3 percent, to 443.1 billion yen compared with the previous fiscal year, with much of this increase in the Game segment. The ratio of research and development expenses to sales increased from 6.1 percent to 6.4 percent.

Selling, general and administrative expenses for the fiscal year ended March 31, 2003 increased by 76.6 billion yen, or 4.4 percent, to 1,819.5 billion yen compared with the previous fiscal year. The ratio of selling, general and administrative expenses to sales increased from 24.6 percent in the previous fiscal year to 26.1 percent. Year on year, the ratio of selling, general and administrative expenses to sales increased from 19.9 percent to 20.8 percent in the Electronics segment, from 17.1 percent to 18.0 percent in the Game segment, from 39.3 percent to 40.6 percent in the Music segment, and from 33.1 percent to 34.5 percent in the Pictures segment.

Advertising and promotion expenses increased 40.8 billion yen mainly due to increased expenses in the Pictures segment, which contributed to increased box office and home entertainment revenue. Increased competition and the continued reduction in the time interval between theatrical and home entertainment release has resulted in a trend towards larger initial advertising expenditures. Personnel related expenses increased 30.5 billion yen compared with the previous fiscal year, and have increased over each of the last three years. A major factor in this increase is the recording of increased severance related expenses, as Sony accelerates its restructuring activities. Severance-related charges in the fiscal year ended March 31, 2003 increased by 14.6 billion yen, or 23.3 percent, mainly in the Electronics and Music segments, to reach a total of 77.4 billion yen. Royalty expenses increased 16.9 billion yen.

The increase in selling, general and administrative expenses was partially offset by a 33.9 billion yen decrease in after-sales service expenses in the fiscal year ended March 31, 2003, caused mainly by the absence of non-recurring expenses recorded during the previous fiscal year due to mobile phone-related quality issues. The increase in selling, general and administrative expenses was also offset by a decrease of 10.0 billion yen in losses on the sale, disposal or impairment of long-lived assets, net. This was due to a 19.0 billion decrease in such losses in the Electronics segment, offset by a 6.4 billion yen increase in such losses in the Other segment, principally in the Network Application and Content Service Sector (“NACS”).

The ratio of selling, general and administrative expenses to sales in the fourth quarter was 32.5 percent, an increase from 26.6 percent in the fourth quarter of the previous fiscal year. This was due to an increase in selling, general and administrative expenses and a decrease in sales compared with the same quarter of the previous fiscal year. Selling, general and administrative expenses increased primarily due to an increase in royalty expenses amounting to 23.3 billion yen. Sales decreased due to pricing pressure and discount selling of goods for the purpose of lowering inventory to target levels at the end of the quarter.

“Sales” in the ratio of cost of sales to sales and in the ratio of research and development to sales refers only to net sales and excludes Financial Services revenue and other operating revenue. “Sales” in the ratio of selling, general and administrative expenses to sales includes net sales and other operating revenue, and excludes Financial Services revenue. This is because cost of sales is not recorded in relation to other operating revenue and because the analysis of cost of sales and selling, general and administrative expenses does not include an analysis of the Financial Services segment. All the above ratios include intersegment transactions.

Operating Income

Operating income for the fiscal year ended March 31, 2003 increased by 50.8 billion yen, or 37.7 percent, to 185.4 billion yen compared with the previous fiscal year. Operating income margin increased from 1.8 percent to 2.5 percent. The segments making the most significant contributions to the year on year increase in operating income were the Electronics segment, the Game segment and the Pictures segment, in descending order of financial impact.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 24 of Notes to Consolidated Financial Statements.

Business Segment Information

Sales and Operating revenue	Year ended March 31		Percent change
	2002	2003
	(Yen in billions)
Electronics	5,286.2	4,940.5	-6.5%
Game	1,003.7	995.0	-4.9
Music	642.8	636.3	-1.0
Pictures	635.8	802.8	+26.3
Financial Services	512.2	540.5	+5.5
Other	203.8	250.3	+22.8

Elimination	(706.4)	(651.7)	—

Consolidated	7,578.3	7,473.6	-1.4

Operating income (loss)	Year ended March 31		Percent change
	2002	2003
	(Yen in billions)
Electronics	(1.2)	41.4	—
Game	82.9	112.7	+35.9%
Music	20.2	(8.7)	—
Pictures	31.3	59.0	+88.6
Financial Services	22.1	23.3	+5.4
Other	(16.6)	(32.0)	—

Elimination and unallocated corporate expenses	(4.1)	(10.3)	—

Consolidated	134.6	185.4	+37.7

Commencing with the first quarter ended June 30, 2002, Sony partly realigned its business segment configuration and Electronics segment product category configuration. In accordance with this realignment, results of the previous fiscal year have been reclassified to conform to the presentation for the current fiscal year. Sales of related businesses in the NACS, established in April 2002 to enhance network businesses, are included in the “Other” segment. In addition to Sony Communication Network Corporation (“SCN”), which was originally contained in the “Other” segment, NACS-related businesses include an in-house oriented information system service business and an Integrated Circuit (“IC”) card business formerly contained in the “Other” category of the Electronics segment.

Electronics

Sales for the fiscal year ended March 31, 2003 decreased by 345.7 billion yen, or 6.5 percent, to 4,940.5 billion yen compared with the previous fiscal year. Operating income of 41.4 billion yen was recorded compared to an operating loss of 1.2 billion yen in the previous fiscal year. The year on year decrease in sales was due to the continued industry-wide effects of falling consumption in markets for certain products in the Electronics segment, increased price competition worldwide, and the impact of business withdrawals and rationalization of product lines (refer to Note 17 of Notes to Consolidated Financial Statements).

Regarding sales by geographic area, sales decreased by 12 percent in the U.S. and by 9 percent in Japan, but sales increased by 2 percent in Europe and non-Japan Asia and other geographic areas (“Other Areas”), respectively. Sales decreased in the U.S. over a wide range of products including, in descending order of financial impact, PCs, computer displays, Aiwa products, CRT televisions, DVD-Video players, home-use video cameras, home audio and CD-R/RW drives. Sales in the U.S. were also negatively impacted by Sony’s withdrawal from the home telephone business in 2001. Products with increased sales in the U.S. included personal digital assistants, projection televisions and digital still cameras. In Japan, overall demand decreased substantially, with PCs, Aiwa products, home-use video cameras and CRT televisions showing year on year sales declines; however, sales of semiconductors increased. In Europe, sales of PCs, digital still cameras and digital home-use video cameras showed strong sales growth, while sales of Aiwa products and computer displays decreased. Sales in Europe were also positively impacted by the strength of the euro against the yen in the second half of the year. In Other Areas, sales of digital still cameras, home-use video cameras and PCs increased while sales of Aiwa products and broadcast- and professional-use products decreased. The transfer of Sony’s mobile phone business to Sony Ericsson Mobile Communications, AB (“SEMC”), an affiliate accounted for under the equity method since October 2001, also had a negative impact on sales, particularly in Japan and Europe. This was because before the transfer of the business to SEMC, Sony handled all aspects of the mobile phone operation from manufacturing through to sales, while now Sony only manufactures handsets on consignment from SEMC and SEMC is responsible for the remainder of the operation. These consignment sales are recorded in the Electronics segment.

The sales decrease during the fiscal year ended March 31, 2003, accelerated in the fourth quarter, as sales decreased by 227.0 billion yen, or 18.1 percent, to 1,025.3 billion yen compared to the fourth quarter of the previous fiscal year. This was principally due to declines in sales, in descending order of financial impact, of PCs, CRT televisions, Aiwa products, computer displays, home-use video cameras and home audio.

Performance by product category

Sales and operating revenue by product category discussed below represent sales to customers, which do not include intersegment transactions. Refer to Note 24 of Notes to Consolidated Financial Statements.

“Audio” sales decreased by 65.0 billion yen, or 8.7 percent, to 682.5 billion yen. Sales of home audio declined in all geographic areas, although sales of home theater systems increased principally in Europe and the U.S. Regarding headphone stereos, MD format sales increased due to rapid market growth particularly in the U.S. However, CD format headphone stereos sales decreased overall due to the contraction of the U.S. market, although such sales rose strongly in Europe aided by continued market expansion and the depreciation of the yen against the euro. Sales of both formats declined in Japan. Overall sales for the cassette format decreased due to the continued contraction of the market in all areas. Worldwide shipments of MD format headphone stereos increased by approximately 370,000 units to approximately 3,320,000 units. Worldwide shipments of CD format headphone stereos increased by approximately 250,000 units to approximately 10,720,000 units. Sales of home telephones declined because of Sony’s withdrawal from the home telephone business in the U.S. and Japan in the previous fiscal year.

“Video” sales increased by 17.0 billion yen, or 2.1 percent, to 823.4 billion yen. The increase was principally due to higher sales of digital still cameras in all areas and digital home-use video cameras in Other Areas, particularly Asia, and Europe. Worldwide shipments of digital still cameras increased by approximately 2,200,000 units to approximately 5,600,000 units. Worldwide shipments of home-use video cameras, both analog and digital, increased by approximately 350,000 units to approximately 5,750,000 units. However, analog home-use video camera sales decreased due to lower demand, particularly in the U.S. Overall sales of home-use video cameras decreased in Japan and the U.S. due to increased price competition. DVD-Video player sales decreased primarily in the U.S. where pricing pressure was severe, although the market expanded.

“Televisions” sales increased by 3.8 billion yen, or 0.4 percent, to 846.1 billion yen. The increase was primarily due to higher sales of large-screen projection televisions, particularly in the U.S., and plasma televisions, in the U.S., Europe and Japan. This increase was partially offset by a substantial decline in CRT televisions sales in the U.S. and Japan as a result of market contraction. However, sales of CRT televisions increased in Europe aided by the appreciation of the euro against the yen. Worldwide shipments of CRT televisions were approximately 10,000,000 units, almost flat compared with the previous fiscal year. Sales revenue from set-top boxes decreased due to a decline in unit sales in the U.S. and Europe.

“Information and Communications” sales decreased by 208.8 billion yen, or 17.9 percent, to 958.6 billion yen. The decrease was primarily due to lower sales of PCs, CRT computer displays and broadcast- and professional-use products. Further, since October 2001, when Sony began recording mobile phone handset sales as consignment sales to SEMC in “Other”, no sales of mobile phone handsets have been recorded under “Information and Communications”. Sales of PCs decreased in Japan and the U.S. due to increased price competition. Worldwide shipments of PCs decreased by approximately 400,000 units to approximately 3,100,000 units. Sales of personal digital assistants increased significantly, particularly in the U.S. and Europe, as the market for these products expanded. Sales of CRT based computer displays continued to decrease in the U.S., Europe and Japan due to the demand shift towards flat panel displays. As a result, sales of flat panel displays (which include LCD televisions) increased significantly in all areas. Sales of broadcast- and professional-use products decreased as many broadcasters postponed the installation of new systems due to economic uncertainty.

“Semiconductors” sales increased by 22.4 billion yen, or 12.3 percent, to 204.7 billion yen. The increase was primarily due to a significant increase in sales of CCDs, particularly in Japan and Other Areas, reflecting higher demand for digital still cameras, and a significant increase in sales of bipolar integrated circuits for CD-R/RW and DVD drives, particularly in Japan. Partially offsetting the above increase was a decrease in sales revenue from high temperature LCDs in all geographic areas due to pricing pressure.

“Components” sales increased by 11.8 billion yen, or 2.2 percent, to 537.4 billion yen. The increase was primarily due to significant increases in sales of DVD drives, Memory Stick and batteries. DVD drive sales increased as the strong performance of Sony branded products, particularly in the U.S., allowed Sony to avoid unit price reductions. Memory Stick sales increased due to continued demand for digital still cameras, with worldwide shipments of Memory Stick increasing by approximately 8,000,000 units to approximately 19,000,000 units. At the end of the fiscal year ended March 31, 2003, Sony’s cumulative shipments of Memory Stick had reached 39,000,000 units. Regarding batteries, the growing market for lithium-ion batteries led to strong revenue growth despite declines in the average selling price. On the other hand, sales of CD-R/RW drives decreased due to severe price competition. Sales of CRTs also decreased reflecting the decline in the market for CRT televisions and CRT computer displays.

“Other” sales decreased by 10.4 billion yen, or 2.1 percent, to 490.7 billion yen, primarily due to lower sales of Aiwa products in all geographic areas. This decrease was partially offset by the sales of mobile phone handsets which were transferred from “Information and Communications” to “Other” in October 2001, as a result of their becoming consignment sales to SEMC.

In the Electronics segment, cost of sales for the fiscal year ended March 31, 2003 decreased by 368.5 billion yen, or 8.7 percent to 3,869.2 billion yen compared with the previous fiscal year. This decrease was due to the effects of restructuring carried out in the previous fiscal year in CRTs and other products, the increased profitability as a result of increased sales in semiconductors, batteries and other products, and the favorable impact of the appreciation of the euro against the yen. A majority of goods sold in Europe are imported from other regions; therefore an appreciation of the euro causes increased sales without a corresponding increase in the cost of sales. Research and development expenses were 380.3 billion yen, almost flat year on year. The cost of sales ratio decreased from 80.5 percent to 78.8 percent.

Selling, general and administrative expenses decreased by 19.8 billion yen, or 1.9 percent to 1,029.9 billion yen compared with the previous fiscal year. After-sales service expenses decreased by 36.5 billion yen, partially because of the absence of mobile phone-related after-sales service expenses recorded in the previous fiscal year. Loss on sales, disposal or impairment of long-lived assets, net also decreased, by 19.0 billion yen, primarily because of a decrease in restructuring charges related to reductions in CRT computer display manufacturing capacity, mainly in the U.S. In the current fiscal year, due to CRT computer display related restructuring in Japan and South-East Asia, a restructuring charge of 5.6 billion yen was recorded in selling, general and administrative expenses. Royalty expenses increased 16.9 billion yen. The ratio of selling, general and administrative expenses to sales increased from 19.9 percent to 20.8 percent due to the decrease in sales.

Regarding profit performance by product compared with the previous fiscal year, the largest gains in operating income were recorded in CRTs, portable audio, batteries, CRT televisions, recording media and digital still cameras. Increased demand for semiconductors resulted in a substantial decrease in the size of losses. On the other hand, losses increased in PCs and Aiwa products. Restructuring carried out in the previous fiscal year also led to improved profitability in several component businesses, including CRTs and recording media, as a result of the reduction of fixed costs and the concentration of resources toward successful products. Also contributing to the increase in profitability was the withdrawal from the loss-making home telephone business and the transfer, in October 2001, of Sony’s mobile handset business, which was recording a loss, to SEMC. Further, operating income benefited from the depreciation of the yen against the euro, which exceeded the negative impact of the appreciation of the yen against the U.S. dollar.

Partially offsetting the increase in profitability were losses recorded in PCs, where sales declined due to increased competition from lower priced products. Large operating losses were also recorded by Aiwa in almost all geographic areas as a result of reduced sales because of a decline in the competitiveness of Aiwa’s mainstay products such as audio, restructuring expenses including costs of headcount reductions, inventory write-downs brought about by the elimination of product lines, and the sale and disposal of production facilities. Sony Corporation absorbed Aiwa by merger on December 1, 2002.

In the past Sony has recorded losses in the fourth quarter, due to a seasonal decline in demand for electronics products. However, the loss in the fourth quarter of the fiscal year ended March 31, 2003 increased substantially due to, in descending order of financial impact, a decline in sales, an increase in selling, general and administrative expenses associated with an increase in patent-related and other expenses, and a deterioration in the cost of sales ratio due to reductions in production undertaken to lower inventory to target levels and pricing pressure. Fourth quarter operating losses in the Electronics segment totaled 116.1 billion yen compared with an operating loss of 51.3 billion yen in the same quarter of the previous fiscal year. Significant losses were recorded by products including Aiwa products, semiconductors, digital still cameras and home audio. An approximate 5.9 billion yen restructuring charge for the closure of a semiconductor plant in the U.S. impacted the loss in the semiconductor business.

Manufacturing by Geographic Area

Regarding the geographic breakdown of total annual production in the Electronics segment (including the assembly of PlayStation 2 for the Game segment), and the final destination of such production, half of total production was in Japan, including production of digital still cameras, semiconductors, personal digital assistants, components (including batteries and Memory Stick), and plasma televisions. Approximately 55 percent of production in Japan was destined for other regions. Asia, here excluding Japan and China, accounted for more than 15 percent of total production, more than 60 percent of which was destined for Japan, the U.S. and Europe. China accounted for less than 10 percent of total production, more than 70 percent of which was destined for Japan, the U.S. and Europe. The Americas and Europe together accounted for the remaining quarter of total production, most of which was sold in the area where it was produced.

Comparison of Results on a Local Currency Basis and Results on a Yen Basis

Results in the Electronics segment, on a yen basis, were positively impacted overall by the appreciation of the euro against the yen, although this impact was partially offset by the negative impact of the depreciation of the U.S. dollar against the yen. On a local currency basis, sales for the fiscal year ended March 31, 2003 decreased by approximately 7 percent compared with the previous fiscal year and an operating income was recorded where an operating loss had been recorded in the previous fiscal year.

Due to the negative impact of the depreciation of the U.S. dollar against the yen, year on year increases in sales of products in the U.S. were generally smaller, and decreases generally larger, when stated in yen than when stated on a local currency basis. However, no products which recorded a sales increase on a local currency basis recorded a sales decrease on a yen basis.

Sales in Europe were positively affected by currency fluctuations, in particular the appreciation of the euro against the yen. Year on year increases in sales of products in Europe were generally larger, and decreases generally smaller, when stated in yen than when stated on a local currency basis. Regarding significant differences between results on a yen basis and results on a local currency basis, CRT televisions and home-use video cameras recorded an increase in sales on a yen basis but a decrease in sales on a local currency basis while portable audio and batteries, which all recorded increases in sales on a yen basis, were flat year on year on a local currency basis.

The net effect of currency fluctuations on product sales in Other Areas was negative. Sales increases were generally smaller, and decreases larger, when stated in yen than when stated on a local currency basis. Regarding significant differences between results on a yen basis and results on a local currency basis, sales of CRT televisions were flat year on year on a local currency basis but showed a slight decrease on a yen basis. Sales trends for other products were not significantly different on a local currency basis or a yen basis.

Game

Sales for the fiscal year ended March 31, 2003 decreased by 48.7 billion yen, or 4.9 percent, to 955.0 billion yen compared with the previous fiscal year. Operating income increased by 29.7 billion yen, or 35.9 percent, to 112.7 billion yen compared with the previous fiscal year, and the operating income margin increased from 8.3 percent to 11.8 percent.

Sales in the Game segment were positively impacted by the yen’s depreciation against the euro. On a local currency basis, sales for the fiscal year ended March 31, 2003 decreased approximately 7 percent and operating income increased 12 percent compared with the previous fiscal year.

Regarding sales by geographic area, sales decreased in Japan and the U.S. but increased in Europe. In Japan, hardware sales declined due to lower unit sales of PlayStation 2 hardware, brought on by a stagnation of the game industry, and a price reduction of PlayStation 2 hardware. Software sales decreased slightly due to lower unit sales of software published by SCE. As a result overall sales in Japan decreased. In the U.S., unit sales of PlayStation 2 hardware increased mainly due to strategic price reductions. Despite an increase in unit sales, hardware sales decreased due to the negative impact of the price reductions exceeding the positive impact of the increase in unit sales. Software sales increased due to an increase in unit sales brought on by an expansion of the software market as a result of the increase in hardware unit sales. As the decrease in hardware sales exceeded the increase in software sales, overall sales in the U.S. decreased. In Europe the market penetration of PlayStation 2 hardware continued to expand as hardware unit sales increased mainly in Western Europe, primarily due to a strategic price reduction of PlayStation 2 hardware. As a result, software sales increased and overall sales in Europe increased. The depreciation of the yen against the euro also had a positive impact on sales in Europe.

Total worldwide production shipments of hardware and software were as follows:

	Year ended March 31		Cumulative as of March 31, 2003
	2002	2003
	(million units)
Total Production Shipments of Hardware
PlayStation + PS one	7.40	6.78	96.41
PlayStation 2	18.07	22.52	51.20
Total Production Shipments of Software*
PlayStation	91.00	61.00	917.00
PlayStation 2	121.80	189.90	350.00

*	Including those both from Sony and third parties under Sony licenses.

In terms of total software unit sales, PlayStation 2 titles represented 76 percent of the software unit sales for the fiscal year ended March 31, 2003, an increase from 57 percent of software unit sales recorded in the previous fiscal year.

In terms of profitability, operating income increased as compared with the previous fiscal year. This increase was due to an improvement in profitability of the hardware business as a result of a reduction in the cost of producing PlayStation 2 hardware and the positive impact of the yen’s depreciation against the euro. The increase in operating income was also due to an increase in profitability of the software business brought on by an increase in unit sales mainly in the U.S. and Europe. Cost of sales in the Game segment decreased due to a decrease in manufacturing-related expenses of PlayStation 2 hardware, resulting in a decrease in the ratio of cost of sales to sales compared to the previous fiscal year. Although selling, general and administrative expenses increased primarily due to an increase in advertising and promotion expenses in conjunction with the increase in units sold, the ratio of selling, general and administrative expenses to sales decreased as compared to the previous fiscal year.

Music

Sales for the fiscal year ended March 31, 2003 decreased by 6.5 billion yen, or 1.0 percent, to 636.3 billion yen compared with the previous fiscal year. Compared to operating income of 20.2 billion yen in the previous fiscal year, an operating loss of 8.7 billion yen was recorded this year.

On a local currency basis, sales in the Music segment increased by 1 percent while the Music segment incurred an operating loss as compared to operating income in the previous fiscal year.

Sales at SMEI increased approximately 6 percent on a U.S. dollar basis (refer to “Foreign Exchange Fluctuations and Risk Hedging” below). In terms of profitability, SMEI incurred an operating loss in the current year as compared to operating income in the previous fiscal year. The increase in sales was primarily due to an increase in sales of DVD software, manufactured in the Music segment, to the Pictures and Game segments. Sales to the Pictures segment increased as a result of the greater popularity of DVD media in the home entertainment market and sales to the Game segment increased due to higher unit sales of PlayStation 2 software titles, which are packaged on DVDs. Partially offsetting the increase in sales at SMEI was a decline in album sales in many regions worldwide. Album sales at SMEI have been declining due to the continued contraction of the global market for music. Industry-wide album unit sales in the U.S. decreased for 19 consecutive months up to and including March 2003. Such sales in the fiscal year ended March 31, 2003 were 10 percent lower than in the previous fiscal year. This contraction trend has been caused by slow economic growth, the saturation of the CD market, the effects of digital piracy and other illegal duplication, parallel imports, pricing pressures and a diversification of customer preferences brought on by increased competition from other entertainment sectors.

The decline in profitability resulting in an operating loss at SMEI primarily resulted from a 120 million U.S. dollar year on year increase in restructuring charges undertaken to reduce costs in response to the downward trend of the market. The total cost of restructuring for the fiscal year ended March 31, 2003, was approximately 190 million U.S. dollars, or 22.4 billion yen (refer to “Restructuring” for details) net of a reversal of an expense of 30.8 million U.S. dollars accrued in previous fiscal years as a result of reduced compensation expense. The second largest factor leading to the operating loss was a decrease in gross profit brought about by the decrease in album sales. The third factor leading to operating loss was an increase in talent-related expenses, primarily because the continued decline in album sales led to an increase in impairments of capitalized advances paid to artists. Partially offsetting the decline in operating profitability, in descending order of magnitude, were a decrease in advertising and promotion expenses, savings realized from previously implemented restructuring initiatives and higher income generated by the increase in DVD software manufacturing activity. Although restructuring expenses increased significantly compared with the previous fiscal year, the decrease in advertising and promotion expenses and savings realized from previously implemented restructuring initiatives caused a decrease in selling, general and administrative expenses for the year and an improvement in the ratio of selling, general and administrative expenses to sales.

Regarding the results of SMEJ, sales decreased by 10 percent and operating income decreased 81 percent year on year. Sales decreased due to the continued contraction of the music industry. The decrease in operating income resulted from the decrease in sales and, to a lesser extent, an increase in severance-related expenses incurred from restructuring. Restructuring activity at SMEJ during the fiscal year centered on headcount reductions.

On a yen basis, 72 percent of the Music segment’s sales were generated by SMEI while 28 percent were generated by SMEJ.

Pictures

Sales for the fiscal year ended March 31, 2003 increased by 167.0 billion yen, or 26.3 percent, to 802.8 billion yen compared with the previous fiscal year. Operating income increased by 27.7 billion yen, or 88.6 percent, to 59.0 billion yen and the operating income margin increased from 4.9 percent to 7.3 percent. The results in the Pictures segment consist of the results of Sony Pictures Entertainment (“SPE”), a U.S. based subsidiary.

On a U.S dollar basis, sales for the fiscal year in the Pictures segment increased approximately 30 percent and operating income increased approximately 92 percent. The increase in sales was due to the strong worldwide performance, both theatrically and in home entertainment, of current year releases including Spider-Man, the highest grossing film in SPE’s history, Men in Black II, xXx and Mr. Deeds. The increased worldwide popularity of DVDs also contributed to the higher home entertainment revenues. As a result of these factors, sales for the current year release slate increased 1.6 billion U.S. dollars compared with the previous fiscal year. Operating income for the segment increased significantly due to the higher theatrical and home entertainment revenues for the current year release slate, partially offset by the aggregate disappointing performance of several films including I Spy and Stuart Little 2, resulting in an increase of 221 million U.S. dollars, the benefit of restructuring initiatives undertaken in the previous fiscal year, resulting in an increase of 52 million U.S. dollars, and, less significantly, increased operating income in the television business due to higher revenues from the game show, Wheel of Fortune. The primary benefit of the restructuring undertaken in the previous fiscal year was a reduction in losses recorded on the production of new network television shows and pilots. Losses declined because the number of new shows and pilots was reduced and because production expenses per new show and pilot were reduced. Operating income for the segment was also higher because the 67 million U.S. dollar, or 8.5 billion yen, restructuring charge recorded in the previous fiscal year was not recorded this year (refer to “Restructuring” for details). Partially offsetting the increase in operating income was an additional provision of 66 million U.S. dollars, an increase of 26 million U.S. dollars over the previous fiscal year, with respect to previously recorded revenue from KirchMedia, an insolvent licensee in Germany of SPE’s feature film and television product, and related adjustments to ultimate film income.

As of March 31, 2003, unrecognized license fee revenue at SPE was approximately 1.3 billion U.S. dollars. SPE expects to record this amount in the future having entered into contracts with television broadcasters to provide those broadcasters with completed motion picture and television product. The license fee revenue will be recognized in the year that the product is available for broadcast.

Financial Services

Financial Services revenue for the fiscal year ended March 31, 2003 increased by 28.3 billion yen, or 5.5 percent, to 540.5 billion yen compared with the previous fiscal year. Operating income increased by 1.2 billion yen, or 5.4 percent, to 23.3 billion yen and the operating income margin was flat, compared with the previous fiscal year, at 4.3 percent.

At Sony Life Insurance Co., Ltd. (“Sony Life”), revenue increased by 19.5 billion yen, or 4.4 percent, to 466.6 billion yen and operating income increased by 1.8 billion yen, or 6.4 percent, to 29.6 billion yen compared with the previous fiscal year*. Insurance revenue increased as insurance-in-force from individual life insurance products increased due to the maintenance of a lower than industry average rate of contract cancellation, despite a decrease in newly acquired insurance-in-force brought about by a decrease in disposable family incomes due to continued weak economic conditions. The increase in revenue also resulted from an improvement in the valuation gains and losses from investments in the general account which occurred because loss recorded due to the devaluation of Argentine government bonds held in that account decreased significantly compared with the previous fiscal year. On the other hand, the increase in Sony Life’s revenue was partially offset by a deterioration of valuation gains and losses from investments in the separate account, which resulted from the stock market downturn. Operating income increased because of the increase in insurance revenue that accompanied the increase in insurance-in-force from individual life insurance products and the improvement in valuation gains and losses from investments in the general account mentioned above. Valuation gains and losses from investments in the separate account accrue directly to the account of policyholders and, therefore, do not affect operating income.

At Sony Assurance Inc. (“Sony Assurance”), revenue increased due to higher insurance revenue brought about by an expansion in automobile insurance-in-force reflecting greater customer awareness of the benefit of flexible insurance policies which take into account mileage driven. Regarding profit performance, an operating loss was recorded in the fiscal year ended March 31, 2003, as was the case in each of the previous three fiscal years. The loss was recorded because essential investments necessary for the expansion of the business put pressure on profitability. These investments were for advertising and for computer systems necessary to develop new products and establish customer claims service centers. However, an increase in insurance revenue and a decrease in the expense ratio (the ratio of operating expenses to premiums) and the loss ratio (the ratio of insurance payouts to premiums) caused losses to decrease.

At Sony Finance International, Inc. (“Sony Finance”), a leasing and credit financing business subsidiary in Japan, revenue decreased slightly due to a decrease in rent revenue despite an increase in leasing revenue. In terms of profitability, a loss was recorded, compared with an operating income in the previous fiscal year, due to an increase in operating expenses in connection with the issuance of credit cards that utilize contact-free IC card technology.

Sony Bank Inc. (“Sony Bank”), which started business in June 2001, recorded a loss, as was also recorded in the previous fiscal year, primarily due to start-up expenses.

*	The revenue and operating income at Sony Life reported here are calculated on a U.S. GAAP basis. Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis.

Condensed Statements of Income Separating Out the Financial Services Segment (Unaudited)

The following schedule shows unaudited condensed statements of income for the Financial Services segment and all other segments excluding Financial Services as well as condensed consolidated statements of income. This presentation is not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and all other segments excluding Financial Services are eliminated in the consolidated figures shown below.

Year ended March 31	Financial Services		All other segments excluding Financial Services		Consolidated
	2002	2003	2002	2003	2002	2003
	(Yen in millions)
Financial Services revenue	512,245	540,519	—	—	483,313	512,641
Net sales and operating revenue	—	—	7,102,369	6,971,737	7,094,945	6,960,992

	512,245	540,519	7,102,369	6,971,737	7,578,258	7,473,633

Costs and expenses	490,111	517,181	6,989,446	6,808,635	7,443,627	7,288,193

Operating income	22,134	23,338	112,923	163,102	134,631	185,440

Other income (expenses), net	(1,861)	(1,307)	(40,421)	67,878	(41,856)	62,181

Income before income taxes	20,273	22,031	72,502	230,980	92,775	247,621

Income taxes and other	11,477	13,072	72,785	120,062	83,443	132,102
Cumulative effect of accounting changes	4,305	—	1,673	—	5,978	—

Net income	13,101	8,959	1,390	110,918	15,310	115,519

Other

During the fiscal year ended March 31, 2003, the Other segment was mainly comprised of the NACS, which includes SCN, an Internet-related service business subsidiary operating mainly in Japan, an in-house oriented information system service business and an IC card business, and an advertising agency business in Japan.

Sales for the fiscal year ended March 31, 2003 increased by 46.5 billion yen, or 22.8 percent, to 250.3 billion yen, compared with the previous fiscal year. During the fiscal year ended March 31, 2003, 52 percent of sales in the Other segment reflected intersegment transactions. In terms of profit performance, operating losses for the segment increased from 16.6 billion yen to 32.0 billion yen.

During the fiscal year, sales for the segment increased because intersegment transactions increased primarily due to an increase in sales at the advertising agency business in Japan due to its taking over the media buying for all Sony Group companies in Japan, and at the in-house oriented information system service business, in addition to an increase in sales at SCN. Regarding profit performance, losses were recorded at the NACS-related businesses and the advertising agency business in Japan. In comparison with the previous fiscal year, segment losses increased primarily due to an increase in expenses associated with the development of network technology intended to facilitate new businesses in the broadband age and the write-off of professional-use video software in the professional-use video software business due to a discontinuation of that business. Operating losses for the Other segment increased despite the fact that operating income was recorded at SCN, as compared to an operating loss in the previous fiscal year. SCN recorded operating income due to an increase in sales resulting from a rise in broadband subscribers and a reduction in costs associated with communication line usage.

Other Income and Expenses

In the consolidated results for the fiscal year ended March 31, 2003, other income increased by 61.2 billion yen, or 63.5 percent, to 157.5 billion yen, while other expenses decreased by 42.8 billion yen, or 31.0 percent, to 95.3 billion yen, compared with the previous fiscal year. The net amount of other income and other expenses was net income of 62.2 billion yen compared to net expense of 41.9 billion yen in the previous fiscal year.

The increase in other income was primarily due to the recording of a 72.6 billion yen gain on sales of securities investments and other, net, for the year ended March 31, 2003. This was mostly due to a 66.5 billion yen gain on the sale, in April 2002, of Sony’s equity interest in Telemundo Communications Group, Inc. and its subsidiaries (“Telemundo”), a U.S. based Spanish language television network and station group that was accounted for under the equity method. In addition, Sony deferred an approximate 6.0 billion yen gain on this sale due to provisions in the sale agreement that required a partial refund of the purchase price for certain losses or claims as defined in the agreement. The right of the acquirer to claim such refunds expired in April 2003 without any such claim being made. Therefore, Sony recorded an additional gain of 6.0 billion yen in April 2003. Gains were also recorded on the sale of the equity interest in Sony Tektronix Inc., which develops, manufactures and sells electronic measuring instruments and related devices, and Columbia House Company (“CHC”), a direct marketer of music and videos. Other income was positively impacted by a net foreign exchange gain of 1.9 billion yen recorded during the year, compared with a net foreign exchange loss of 31.7 billion yen recorded in the previous fiscal year. The net foreign exchange gain recorded during the year was primarily due to gains incurred on foreign exchange forward contracts and foreign currency option contracts, which Sony employs to hedge the risk from exchange rate fluctuations, while the foreign exchange losses recorded during the previous fiscal year were due to losses incurred on such contracts due to the rapid depreciation of the yen between December 2001 and March 2002. Compared to the previous fiscal year, interest and dividends decreased from 16.0 billion yen in the previous fiscal year to 14.4 billion yen, primarily due to lower interest earned from investments.

The decrease in other expenses was primarily due to the absence of the net foreign exchange loss recorded in the previous fiscal year as noted above. Interest expense also decreased by 9.1 billion yen, or 25.0 percent, to 27.3 billion yen, primarily due to lower average balances of short-term borrowings and lower interest rates. As a result, the amount of income from interest and dividends less interest expense improved to a net expense of 12.9 billion yen, compared with a net expense of 20.4 billion yen in the previous fiscal year. Partially offsetting the decrease in other expenses was an increase of 4.7 billion yen, or 25.7 percent, to 23.2 billion yen, in losses on the devaluation of securities investments, including securities issued by companies in the U.S. and Europe with which Sony has strategic relationships for the purpose of developing and marketing new technologies. Such companies include Canal+ Technologies, a developer of middleware and conditional access technologies for digital broadcasting, TIVO Inc., a marketer of digital video recorders, and Transmeta Corporation, a chip manufacturer.

Income before Income Taxes

Income before income taxes for the fiscal year ended March 31, 2003 increased by 154.8 billion yen, or 167 percent, to 247.6 billion yen compared with the previous fiscal year. Significant contributors to the year on year increase in income before income taxes, in descending order of significance, were the increase in operating income, the increase in gains on sales of securities investments and other, net, and the absence of the foreign exchange loss recorded in the previous fiscal year.

Income Taxes

Income taxes for the fiscal year ended March 31, 2003 increased by 15.6 billion yen, or 24.0 percent, to 80.8 billion yen. The increase in income tax was principally due to the increase in income before income taxes described above, although this increase was partially offset by a tax benefit of 51.9 billion yen recorded due to the reversal of valuation allowances on deferred tax assets held by Aiwa as these assets became recoverable as a result of Sony’s decision to merge with Aiwa.

The ratio of income taxes to income before income taxes (the effective tax rate) decreased from 70.3 percent in the previous fiscal year to 32.6 percent.

Results of Affiliated Companies Accounted for under the Equity Method

During the year, equity in net losses of affiliated companies increased from 34.5 billion yen in the previous fiscal year to 44.7 billion yen. SEMC, a joint venture focused on mobile phone handsets recorded 20.8 billion yen losses. In addition, equity affiliates recording losses included S.T. Liquid Crystal Display Corporation (“ST-LCD”), an LCD joint venture in Japan, Crosswave Communications Inc. (“Crosswave”), a data communications carrier offering customers broadband networks and network services in Japan, and BE-ST Bellevuestrasse Development GmbH & Co. First Real Estate KG, Berlin (“BE-ST KG”), a real estate business in Germany. Regarding the significant losses at SEMC, no year on year comparison is available because SEMC was established in October 2001. However, the loss of 10.7 billion yen recorded due to SEMC in the second half of the fiscal year ended March 31, 2003 was greater than the 7.4 billion yen loss recorded in the second half of the fiscal year ended March 31, 2002. This increase in losses was due to the following factors: decreased sales in the fourth quarter ended March 31, 2003, compared to the fourth quarter ended March 31, 2002, due to increased pricing pressure; increased expenses due to the phase-in of new products in the GSM and Japanese markets; and the recording of an operating loss in the fourth quarter ended March 31, 2003 compared to income in the fourth quarter ended March 31, 2002, which benefited from the successful introduction of two high-end models in the Japanese and European markets. In January 2003, Sony and Telefonaktiebolaget LM Ericsson announced that they will each invest an additional 150 million euro in SEMC to strengthen its financial position (refer to “Electronics”, above).

In the first quarter of the fiscal year ended March 31, 2003, SPE and other non-Sony investors sold Telemundo to NBC, a media company owned by the General Electric Company. In the same quarter, SMEI and AOL Time Warner Inc.’s Warner Music Group each sold the majority of their holding in CHC to Blackstone Capital Partners, an affiliate of The Blackstone Group, an investment bank. The Chairman of the Blackstone Group was a director of Sony until June 2002,

In August 2003, Crosswave Communications Inc., 23.9 percent of the equity of which Sony Corporation owns, applied for commencement of reorganization proceedings under the Corporate Reorganization Law of Japan. Sony has outstanding loans and leases certain fixed assets to Crosswave Communications Inc. Sony estimates that the commencement of such reorganization proceedings under the Corporate Reorganization Law will result in a maximum decrease to consolidated income before income taxes of approximately 6.0 billion yen.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

In the fiscal year ended March 31, 2003, minority interest in the income of consolidated subsidiaries, which is excluded from income before income taxes, was 6.6 billion yen, compared to a 16.2 billion yen minority interest in the loss of consolidated subsidiaries recorded in the previous fiscal year. This change was principally due to the reversal of valuation allowances on deferred tax assets held by Aiwa and because Sony no longer recorded a minority interest in Aiwa’s losses as Sony took Aiwa private in October 2002.

Net Income

Net income for the fiscal year ended March 31, 2003 increased by 100.2 billion yen, or 654.5 percent, to 115.5 billion yen compared with the previous fiscal year. As a percentage of sales, net income increased from 0.2 percent to 1.5 percent. The most significant contribution to the year on year increase in net income was the increase in income before income taxes. However the effect of the minority interest in the income of consolidated subsidiaries, the absolute increase in income taxes, and the increase in losses in equity of affiliated companies caused net income to be 132.1 billion yen less than income before income taxes, compared to a difference of 77.5 billion yen in the previous fiscal year.

The return on stockholders’ equity increased from 0.7 percent to 5.0 percent. (This ratio is calculated by dividing net income by the simple average of stockholders’ equity at the end of the previous fiscal year and at the end of the current fiscal year.)

Basic net income per share was 125.74 yen compared with 16.72 yen in the previous fiscal year, and diluted net income per share was 118.21 yen compared with 16.67 yen in the previous fiscal year. Refer to Notes 2 and 21 of Notes to Consolidated Financial Statements.

Foreign Exchange Fluctuations and Risk Hedging

During the fiscal year ended March 31, 2003, the average value of the yen was 120.9 yen against the U.S. dollar, and 119.5 yen against the euro, which was 2.6 percent higher against the U.S. dollar and 8.8 percent lower against the euro, respectively, compared with the average of the previous fiscal year. Operating results on a local currency basis described in “Overview” and “Operating Performance” show results of sales and operating revenue (“sales”) and operating income obtained by applying the yen’s monthly average exchange rate in the previous fiscal year to monthly local currency-denominated sales, cost of sales, and selling, general and administrative expenses for the fiscal year ended March 31, 2003, as if the value of the yen had remained constant. In the Music segment, Sony consolidates the yen-translated results of SMEI (a U.S. based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis) and the results of SMEJ (a Japan based operation that aggregates the results of its operations in yen). In the Pictures segment, Sony translates into yen the U.S. dollar consolidated results of SPE, (a U.S. based operation that has worldwide subsidiaries). Therefore, in the results of SMEI and SPE, analysis and discussion of certain portions of their operating results are specified as being on “a U.S. dollar basis.” Results on a local currency basis and results on a U.S. dollar basis are not on the same basis as Sony’s consolidated financial statements and do not conform with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful information to investors regarding operating performance.

Sony’s consolidated results are subject to foreign currency fluctuations mainly derived from the fact that the countries where manufacturing takes place may be different from those where such products are sold. In order to reduce the risk caused by such fluctuations, Sony employs derivatives, including foreign exchange forward contracts and foreign currency option contracts, in accordance with a consistent risk management strategy. Such derivatives are used primarily to mitigate the effect of foreign currency exchange rate fluctuations on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies.

In 2001, Sony Global Treasury Services plc (“SGTS”) was established in London for the purpose of providing integrated treasury services for Sony Corporation and its subsidiaries. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS for hedging their exposures. Sony Corporation and most of Sony’s subsidiaries utilize SGTS for this purpose. The concentration of foreign exchange exposures at SGTS means that, in effect, SGTS hedges the net foreign exchange exposure of Sony Corporation and its subsidiaries. SGTS in turn enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of the transactions are entered into against projected exposures before the actual export and import transactions take place. In particular SGTS hedges the exposures of major currency pairs such as U.S. dollar against Japanese yen, euro against Japanese yen and euro against U.S. dollar, on average three months before the actual transactions take place. In the case of emerging market currencies, such as Brazil, with high inflation and high interest rates, projected exposures are hedged one month before the actual transactions take place due to cost effectiveness considerations. Sony enters into foreign exchange transactions with financial institutions only for hedging purposes and does not undertake speculative transactions.

To minimize the adverse effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segment, Sony seeks, when appropriate, to localize material and parts procurement, design, and manufacturing operations in areas outside of Japan.

Changes in the fair value of derivatives designated as cash flow hedges, including foreign exchange forward contracts and foreign currency option contracts, are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in Other Income and Expenses. The notional amount of foreign exchange forward contracts, currency option contracts purchased and currency option contracts written as of March 31, 2003 are 1,139.3 billion yen, 484.5 billion yen and 238.8 billion yen, respectively.

Operating Results for the Fiscal Year Ended March 31, 2002 compared with the Fiscal Year Ended March 31, 2001

Overview

During the fiscal year ended March 31, 2002, worldwide economic conditions turned poor as countries in Europe and Asia, including Japan, experienced deterioration in their economies following a worsening of economic conditions in the U.S., particularly in the information technology sector. The atmosphere of global recession grew after the terrorist attacks in the U.S. on September 11, 2001, causing the economic outlook to become even more uncertain. While the deterioration of the Japanese, U.S. and European economies showed signs of bottoming out in the early months of calendar year 2002, the fiscal year ended on March 31, 2002 without a strong sense of recovery. Under such difficult market conditions, Sony’s sales for the fiscal year ended March 31, 2002, which are stated in yen, increased 3.6 percent compared with the previous fiscal year, due to the positive impact of the depreciation of the yen and a significant increase in sales in the Game segment. Although profitability of the Game and Pictures segments improved significantly, operating income decreased 40.3 percent compared with the previous fiscal year, primarily reflecting the operating loss recorded in the Electronics segment due to poor worldwide market conditions and the recording of restructuring charges.

On a local currency basis (regarding references to results of operations expressed on a local currency basis, refer to “Operating Results for the Fiscal Year Ended March 31, 2003 Compared with the Fiscal Year Ended March 31, 2002, Foreign Exchange Fluctuations and Risk Hedging” above), Sony’s sales for the fiscal year ended March 31, 2002 decreased approximately 4 percent compared with the previous fiscal year, and an operating loss was recorded compared to operating income recorded in the previous fiscal year.

Restructuring

Restructuring expenses (including the severance-related charges mentioned above) for the fiscal year ended March 31, 2002 amounted to 107.0 billion yen, compared to 34.7 billion yen in the previous fiscal year. The primary restructuring activities were in the Electronics, Music and Pictures segments.

Electronics

Restructuring charges in the Electronics segment were approximately 86.9 billion yen, compared to 20.6 billion yen in the previous fiscal year.

In the year ended March 31, 2002, a decision was made to reduce production capacity at computer display CRT manufacturing facilities, mainly in the U.S., in response to market contraction resulting from the demand shift from CRT displays to flat panel displays. The resulting charges totaled 19.6 billion yen, of which 0.9 billion yen was recorded in cost of sales, and 18.7 billion yen was recorded in selling, general and administrative expenses.

A drastic restructuring program was implemented at Aiwa to reverse a decline in profit performance. Although Aiwa products include television and video, the majority of Aiwa’s sales are derived from audio products. After sales reached a peak in the fiscal year ended March 31, 1998, Aiwa’s performance deteriorated in the following two fiscal years as Aiwa’s product development did not keep pace with changing market conditions and changing consumer preferences. Further, the worldwide market for home audio products, which had accounted for up to 70 percent of Aiwa’s sales, declined. In the fiscal year ended March 31, 2000 Aiwa recorded an operating loss of 6.7 billion yen, followed by an operating loss of 13.3 billion yen in the fiscal year ended March 31, 2001. Therefore a restructuring program was implemented which included a reduction of unprofitable product lines, plant closures, and headcount reductions. The resulting restructuring charges totaled 25.5 billion yen, of which 5.7 billion yen was recorded in cost of sales, and 19.8 billion yen was recorded in selling, general and administrative expenses.

In addition to the restructuring activities described above, Sony has reduced headcount through the implementation of several early retirement programs to further reduce costs in the Electronics segment. The resulting charges totaled 12.3 billion yen, compared to 14.4 billion yen in the previous fiscal year. These charges were recorded in selling, general and administrative expenses.

Music

As a result of the continued contraction of the worldwide music market due to slow worldwide economic growth, the saturation of the CD market, the effects of piracy and other illegal duplication, parallel imports, pricing pressures and the diversification of customer preferences brought on by increased competition from other entertainment sectors, Sony has been actively repositioning the Music segment for the future by looking to create a more effective and profitable business model. As a result, the Music segment has undergone a worldwide restructuring program since the year ended March 31, 2001 to reduce staffing and other costs through the consolidation and rationalization of facilities worldwide. Restructuring charges in the Music segment were approximately 8.6 billion yen, compared to 7.9 billion yen in the previous fiscal year which were included in selling, general and administrative expenses. SMEI recorded restructuring charges of 68 million U.S. dollars.

Restructuring activities included staff reductions and the downsizing of and withdrawal from a number of businesses designed to capitalize on the growth of the Internet through strategic investments. These restructuring and cost reduction initiatives resulted in the termination of approximately 750 employees, or 6.3 percent of the workforce.

Pictures

Due to changes within the television production and distribution business, the competition between network-owned production companies and other production and distribution companies to license product to the major televisions networks is becoming more intense. This competitive environment has resulted in fewer opportunities to produce shows for the networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. This trend has resulted in an increase in the number of new programs being distributed yet canceled in their first or second season, which are generally less profitable, and a decrease in the number of network programs that are able to achieve syndication, which are generally more profitable. As a result, in the fiscal year ended March 31, 2002, Sony decided to consolidate its television operations and downsize the network television production business in the Pictures segment. Restructuring charges incurred in connection with this restructuring activity were approximately 8.5 billion yen which were included in the cost of sales. No significant restructuring activity was carried out in the previous fiscal year in the Pictures segment.

Note that losses on sales, disposal or impairment of long-lived assets are recorded in selling, general and administrative expenses. Refer to “Cost of Sales and Selling, General and Administrative Expenses” below and to Note 17 of Notes to Consolidated Financial Statements.

The table below summarizes major restructuring activities for which charges of over 5 billion yen were recorded during the fiscal year ended March 31, 2002.

Segment	Nature of Restructuring	Costs incurred in fiscal year ended March 31, 2002	Additional Information
Electronics	Discontinuation of CRT manufacturing facilities in U.S.	19.6 billion yen	Restructuring completed in fiscal year ended March 31, 2003.

	Personnel reductions and closure of manufacturing facilities, rationalization of product lines at Aiwa	25.5 billion yen	Additional restructuring continued in next year. Refer to table for year ended March 31, 2003.

	Early retirement program	12.3 billion yen	Early retirement program continued in next year. Refer to table for year ended March 31, 2003.

Music	Rationalizations of non-core businesses, headcount reductions	8.6 billion yen	Refer to table for year ended March 31, 2003 for details of long term restructuring plan.

Pictures	Consolidation and downsizing of network television production business	8.5 billion yen	Restructuring to be completed in fiscal year ending March 31, 2005.

Operating Performance

Sales

Sales for the fiscal year ended March 31, 2002 increased by 263.4 billion yen, or 3.6 percent, to 7,578.3 billion yen compared with the previous fiscal year. A further breakdown of sales figures is presented below.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the fiscal year ended March 31, 2002 increased by 192.9 billion yen, or 3.8 percent, to 5,239.6 billion yen compared with the previous fiscal year and, as a percentage of sales, increased from 73.9 percent to 74.2 percent. Year on year, the cost of sales ratio increased from 77.6 percent to 80.5 percent in the Electronics segment, and from 56.0 percent to 57.6 percent in the Music segment. The cost of sales ratio decreased from 87.1 percent to 74.7 percent in the Game segment and from 65.9 percent to 62.0 percent in the

Pictures segment. The cost of sales ratio in the Electronics segment deteriorated due to increases in manufacturing expenses. The cost of sales ratio in the Music segment deteriorated due to decreased revenue from album sales resulting from the continued contraction of the global market for music. The cost of sales ratio in the Game segment improved due to increased revenues from the expansion of the PlayStation 2 business, although the absolute amount of cost of sales, including research and development expenses, increased significantly. The cost of sales ratio in the Pictures segment improved due to increased home entertainment revenue from prior year releases, and increased theatrical and home entertainment revenue from current year releases. Research and development expenses during the fiscal year increased by 16.5 billion yen, or 4.0 percent, to 433.2 billion yen compared with the previous fiscal year, with much of this increase in the Game segment. However, the ratio of research and development expenses to sales was 6.1 percent, which approximated that of the previous fiscal year.

Selling, general and administrative expenses for the fiscal year ended March 31, 2002 increased by 129.8 billion yen, or 8.0 percent, to 1,742.9 billion yen compared with the previous fiscal year. The ratio of selling, general and administrative expenses to sales increased from 23.5 percent to 24.6 percent. Year on year, the ratio of selling, general and administrative expenses to sales increased from 18.0 percent to 19.9 percent in the Electronics segment, but decreased from 20.6 percent to 17.1 percent in the Game segment, from 40.7 percent to 39.3 percent in the Music segment, and from 33.3 percent to 33.1 percent in the Pictures segment.

The increase in expenses was due to the depreciation of the yen; a total of approximately 40.0 billion yen in severance-related charges due to restructuring initiatives primarily in the Electronics segment, including Aiwa, and the Music segment; an increase of 25.6 billion yen in loss on sales, disposal or impairment of long-lived assets, net, primarily in the Electronics segment; and an increase of 18.6 billion yen in after-sales service expenses including those relating to the mobile phone business. However, advertising expenses decreased 23.9 billion yen, mainly in the Electronics and Music segments, partially offset by an increase in the Game segment.

Partially offsetting the increase in cost of sales and selling, general and administrative expenses was a cessation of amortization in accordance with a change in the accounting standard regarding goodwill and other intangible assets adopted in the first quarter of the fiscal year (refer to Notes 2 and 9 of Notes to Consolidated Financial Statements). The adoption of this new accounting standard resulted in a 20.1 billion yen decrease in expenses. By segment, this change in accounting standard positively affected the Electronics segment by 3.0 billion yen, the Game segment by 10.5 billion yen, the Music segment by 3.4 billion yen, and the Pictures segment by 3.2 billion yen.

The aforementioned analysis of cost of sales and selling, general and administrative expenses does not include an analysis of the Financial Services segment. Therefore, Financial Services revenue is excluded from “sales” in the ratio of selling, general and administrative expenses to sales.

Operating Income

As a result of the factors discussed above, operating income for the fiscal year ended March 31, 2002 decreased by 90.7 billion yen, or 40.3 percent, to 134.6 billion yen compared with the previous fiscal year. Operating income margin decreased from 3.1 percent to 1.8 percent. This year on year decrease in overall profitability was due to a decrease in the operating income of the Electronics segment, although the Game segment recorded a significant increase in profitability.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 24 of Notes to Consolidated Financial Statements.

Business Segment Information

	Year ended March 31
Sales and Operating revenue	2001	2002	Percent change
	(Yen in billions)
Electronics	5,454.5	5,286.2	-3.1%
Game	660.9	1,003.7	+51.9
Music	612.1	642.8	+5.0
Pictures	555.2	635.8	+14.5
Financial Services	478.8	512.2	+7.0
Other	206.8	203.8	-1.5

Elimination	(653.6)	(706.4)	—

Consolidated	7,314.8	7,578.3	+3.6

	Year ended March 31
Operating income (loss)	2001	2002	Percent change
	(Yen in billions)
Electronics	251.1	(1.2)	—
Game	(51.1)	82.9	—
Music	20.5	20.2	-1.6%
Pictures	4.3	31.3	+624.6
Financial Services	17.4	22.1	+27.0
Other	(13.7)	(16.6)	—

Elimination and unallocated corporate expenses	(3.2)	(4.1)	—

Consolidated	225.3	134.6	-40.3

Sony’s mobile handset business, previously included in the Electronics segment, has been moved to SEMC, a mobile handset joint venture which began operations in October 2001, and has become an affiliated company accounted for under the equity method.

Realignment of the Business Segment Configuration

Commencing with the first quarter ended June 30, 2001, Sony partly realigned its business segment configuration, used for disclosing the breakdown of operating results, and its product category configuration in the Electronics segment, used for disclosing the breakdown of sales and operating revenue, as described below. Results for the previous fiscal year have been reclassified to conform to the presentations for the current year.

Changes in the Business Segment Configuration

•	Sony renamed the former “Insurance” segment the “Financial Services” segment. The “Financial Services” segment includes results of Sony Life Insurance Co., Ltd. and Sony Assurance Inc., previously included in the former “Insurance” segment. The “Financial Services” segment also includes the results of Sony Finance International, Inc., a subsidiary focused on leasing and credit financing and moved from the “Other” segment to the “Financial Services” segment, and the results of Sony Bank Inc., which started operations in June 2001.

•	Results of Sony Communication Network Corporation, a subsidiary focused on Internet-related services, have been moved from the “Electronics” segment to the “Other” segment.

•	Results of Sony Trading International Corporation (now Sony Supply Chain Solutions Inc.), a subsidiary focused on parts trading services within the Sony Group, have been moved from the “Other” segment to the “Electronics” segment.

Changes in the Product Category Configuration in the Electronics segment

•	Sony divided the former “Electronic components and other” category into the “Semiconductors,” “Components,” and “Other” categories. The “Components” category includes sales of optical pickups, batteries, and cathode ray tubes (“CRTs”). The category also includes sales of audio recording media, previously included in the “Audio” category; video recording media, previously included in the “Video” category; and data recording media/data recording systems, previously included in the “Information and Communications” category.

•	Sales of Aiwa Co., Ltd., previously included in the “Audio,” “Video,” “Televisions,” “Information and Communications,” and “Electronic components and other” categories by the nature of products, have been integrated into the “Other” category.

•	Sales of broadcast- and professional-use audio equipment, previously included in the “Audio” category; sales of broadcast- and professional-use video equipment, previously included in the “Video” category; sales of broadcast- and professional-use monitors, previously included in the “Televisions” category; and sales of other professional-use equipment, previously included in the “Electronic components and other” category, have been integrated into the “Information and Communications” category.

•	Sales of computer projectors, previously included in the “Televisions” category, are now included in the “Information and Communications” category.

•	Sales of car navigation systems and home telephones, previously included in the “Information and Communications” category, are now included in the “Audio” category.

•	Sales of set-top boxes such as broadcasting reception systems and Internet terminals, previously included in the “Information and Communications” category, are now included in the “Televisions” category.

•	Sales of mobile handsets, previously included in the “Information and Communications” category, were included in the “Other” category from the second half of the fiscal year ended March 31, 2002, because SEMC entrusted only their manufacture to Sony after the entire mobile phone handset business was transferred to SEMC in October 2001. Since this is a change in business structure, Sony has not restated sales figures for the past fiscal years.

New Business Segment Configuration

Electronics	Electronics business composed of “Audio,” “Video,” “Televisions,” “Information and Communications,” “Semiconductors,” “Components,” and “Other” categories

Game	Home entertainment system business run by Sony Computer Entertainment, Inc.

Music	Music business run by Sony Music Entertainment Inc., based in the U.S. and Sony Music Entertainment (Japan) Inc.

Pictures	Motion picture and television business, as well as digital entertainment business including digital production, online distribution, and broadband services, run by Sony Pictures Entertainment

Financial Services	Life insurance business run by Sony Life Insurance Co., Ltd., non-life insurance business run by Sony Assurance Inc., leasing and credit financing business run by Sony Finance International, Inc., and banking business run by Sony Bank Inc.

Other	Internet-related services business run by Sony Communication Network Corporation and advertising agency business in Japan

New Product Categories Configuration in the Electronics Segment

Audio	Home audio, portable audio, car audio, car navigation systems, and home telephones

Video	Video cameras, digital still cameras, video decks, and DVD-Video players/recorders

Televisions	CRT-based televisions, projection televisions, and set-top boxes such as digital broadcasting reception systems and Internet terminals

Information and Communications	PCs, computer displays, computer projectors, printer systems, personal assistants, and broadcast- and professional-use audio/video/monitors and other professional-use equipment (sales of mobile phone handsets made prior to October 2001 are also contained here)

Semiconductors	LCDs, CCDs, and other semiconductors

Components	Optical pickups, batteries, CRTs, audio/video/data recording media, and data recording systems

Other	Sony Trading International Corporation (now Sony Supply Chain Solutions), Aiwa brand products, and products and services which are not included in the above categories (sales of mobile phone handsets to SEMC from October 2001 onward are also contained here)

Electronics

Sales for the fiscal year ended March 31, 2002 were 5,286.2 billion yen, a decrease of 168.3 billion yen, or 3.1 percent, compared with the previous fiscal year. An operating loss of 1.2 billion yen was recorded compared to operating income of 251.1 billion yen in the previous fiscal year. The significant deterioration of results was due to a worsening of worldwide market conditions, intensified price competition, and restructuring expenses.

Regarding sales by geographic area, sales increased slightly in the U.S., primarily because of, in descending order of financial impact, the especially strong performance of desktop PCs, projection televisions, personal digital assistants, set-top boxes, CRT televisions and digital still cameras. Products with decreased sales in the U.S. included computer displays and broadcast- and professional-use products. Sales in the U.S were positively affected by the depreciation of the yen. The sales decrease in Japan accounted for almost the entire decrease in sales of the Electronics segment. This decrease in sales in Japan resulted from a significant decline in sales of mobile phones due to quality issues in the first half of the fiscal year ended March 31, 2002 (before that business was transferred to SEMC, which started operations in October 2001). The decrease in sales also resulted from a decrease in sales of semiconductors, computer displays, CRT televisions, home-use video cameras and set-top boxes. In Europe, sales decreased slightly reflecting the economic downswing and severe pricing pressure, although sales were positively impacted by the appreciation of the euro against the yen. Sales of computer displays, notebook PCs, analog home-use video cameras and home audio decreased while sales of CRT televisions showed strong growth. The transfer of Sony’s mobile phone business to SEMC also had a negative impact on the sales. In Other Areas, sales were flat compared with the previous fiscal year. CD-R/RW drive sales decreased because of the declining PC market and sales of semiconductors, CRTs and analog home-use video cameras also decreased, although digital home-use video cameras, projection televisions and PCs recorded increases in sales.

Performance by product category

Sales and operating revenue by product category discussed below represent sales to customers, which do not include intersegment transactions. Refer to Note 24 of Notes to Consolidated Financial Statements.

“Audio” sales decreased by 8.9 billion yen, or 1.2 percent, to 747.5 billion yen. While sales of CD/MD format headphone stereos increased in Western Europe, withdrawal from the home telephone business in the U.S.

and Japan, decreased sales of radio-cassette recorders and home audio in most geographic areas, and decreased sales of car audio in Japan, the U.S., and Europe brought about the overall decrease in sales for the category.

“Video” sales increased by 14.9 billion yen, or 1.9 percent, to 806.4 billion yen. Sales of digital home-use video cameras, digital still cameras and DVD-Video players increased in most geographic areas as a result of the positive impact of the depreciation of the yen and increased demand. Worldwide shipments of digital home-use video cameras decreased slightly by approximately 100,000 units to approximately 5,400,000 units. Worldwide shipments of digital still cameras increased by approximately 800,000 units to approximately 3,400,000 units. However, in the intensely competitive Japanese market, sales of digital home-use video cameras and DVD-Video players decreased. In addition, sales of analog home-use video cameras and home-use VHS video decks decreased in most geographic areas as a result of lower demand and declining prices.

“Televisions” sales increased by 44.8 billion yen, or 5.6 percent, to 842.4 billion yen. The increase was primarily due to higher sales of large-screen projection televisions in the U.S. and China. Sales of set-top boxes also increased due to increased sales in the U.S., brought on by the introduction of digital cable-TV set-top boxes, partially offset by a decrease in sales in Japan where, in the previous fiscal year, the merger of two satellite broadcasting companies had created a temporary increase in demand. On the other hand, sales of CRT televisions decreased slightly as a result of a large decline in sales in Japan, despite an increase in sales of CRT televisions in Europe and the U.S. due to the positive impact of the depreciation of the yen. Worldwide shipments of CRT televisions decreased by approximately 130,000 units to approximately 10,000,000 units.

“Information and Communications” sales decreased by 93.2 billion yen, or 7.4 percent, to 1,167.3 billion yen. Sales of mobile phones, with their primary market in Japan and Europe, decreased as a result of quality issues that arose in Japan in the first half of the fiscal year, as well as due to the fact that sales of all mobile phone handsets were recorded in the “Other” category from the second half of the fiscal year as a result of their becoming consignment sales to SEMC. Sales of CRT computer displays decreased significantly in the primary markets of Europe and the U.S. due to deterioration of the PC market. In addition sales of broadcast- and professional-use products in the U.S. decreased due to a weakened broadcasting industry. Partially offsetting the decline in sales of the category was an increase in sales in the U.S. of desktop PCs. Worldwide shipments of PCs (desktop and notebook) increased by approximately 1,000,000 units to approximately 3,500,000 units. Sales of personal digital assistants also increased.

“Semiconductors” sales decreased by 55.4 billion yen, or 23.3 percent, to 182.3 billion yen. The decrease was due to significant decreases in sales of LSI for AV devices in Japan and significant decreases in sales of memory chips in Europe and the U.S. The drop in sales reflected a drop in demand across all electronics products including AV devices and PC related devices that were due to the weakening of the global information and communications industry.

“Components” sales decreased by 43.9 billion yen, or 7.7 percent, to 525.6 billion yen. The decrease was due to significant decreases in sales of CD-R/RW drives and CRTs for computer displays in Asia, the primary base for PC manufacturers. On the other hand, sales of Memory Stick increased in most areas, especially in the U.S., reflecting the increase in the variety of products that are compatible with the Memory Stick format, such as strong selling digital still cameras. Worldwide shipments of memory stick increased by approximately 4,000,000 units to approximately 11,000,000 units.

“Other” sales decreased by 68.2 billion yen, or 12.0 percent, to 501.1 billion yen. The decrease was due to a large decline in the sales of Aiwa products in almost all geographic areas because of a slowdown in the market and a drop in the competitiveness of audio products.

Cost of sales in the Electronics segment increased by 18.4 billion yen, or 0.4 percent to 4,237.7 billion yen compared with the previous fiscal year. This increase was due to the effect of the depreciation of the yen on raw materials costs, which was partially offset by a decrease in personnel and other expenses included in the cost of sales. Research and development expenses were 383.4 billion yen, almost flat year on year. The ratio of cost of sales to sales increased from 77.6 percent to 80.5 percent.

Selling, general and administrative expenses increased by 65.6 billion yen, or 6.7 percent, to 1,049.7 billion yen as losses on the sale, disposal and impairment of long-lived assets, net and personnel expenses, including severance-related expenses, both increased. These increases resulted from the consolidation of manufacturing facilities and the reduction in personnel that took place in accordance with the implementation of restructuring efforts. Also contributing to the increase in selling, general and administrative expenses was an increase in after-sales service expenses caused by a recall of products for quality reasons in the mobile phone business during the first half of the fiscal year. Partially offsetting the increase in selling, general and administrative expenses was a decrease in advertising expenses due to a reevaluation of the effectiveness of these expenses. As a result of the decrease in sales, the ratio of cost of sales to sales and the ratio of selling, general and administrative expenses to sales increased from 18.0 percent to 19.9 percent.

Regarding profit performance compared to the previous fiscal year, operating income decreased due to the decrease in sales, partially offset by the positive impact of the yen’s depreciation. Specifically, operating income decreased in semiconductors due to the market slowdown, in mobile phones because of the quality issues that arose in the first half of the fiscal year, in CRT computer displays due to declining demand and an impairment charge for manufacturing facilities in response to this decline, and in notebook PCs due to an increase in key component prices at a time when end-user prices fell. Operating income from OEM products, including PC peripherals, also decreased due to strategic decisions to reduce the scale of OEM production. Operating losses in the fiscal year were recorded in the mobile phone business, for the reasons mentioned above, and in the set-top box business, which was unable to generate sufficient sales to cover development costs, and at Aiwa, a consolidated subsidiary; where the 38 billion yen operating loss included 25.5 billion yen in restructuring expenses. Excluding Aiwa, restructuring expenses of approximately 61.4 billion yen were recorded.

Partially offsetting the decrease in profitability was the impact of the depreciation of the yen and gains due to the increased sales of AV products. The largest gains were recorded by digital home-use video cameras, projection televisions, digital still cameras and portable audio products.

Manufacturing by Geographic Area

Regarding the geographic breakdown of total annual production in the Electronics segment (including Aiwa and the assembly of PlayStation 2 for the Game segment) and the final destination of such production, less than 50 percent of total production was in Japan. Less than 50 percent of such production was destined for other regions. More than 15 percent was produced in Asia, here excluding Japan and China, 75 percent of which was destined for Japan, the U.S. and Europe. China accounted for more than 10 percent of total production, most of which was destined for Asia, Japan, and the U.S. Approximately 25 percent was in the Americas and Europe combined, most of which was sold in the area where it was produced. By cutting back on excess production capacity to meet changes in market conditions, Sony is working to improve its break-even point through a reduction in fixed costs.

Comparison of Results on a Local Currency Basis and Results on a Yen Basis

Results in the Electronics segment were positively impacted by the appreciation of the U.S. dollar and the euro against the yen. On a local currency basis, sales for the fiscal year ended March 31, 2002 decreased approximately 10 percent compared with the previous fiscal year and an operating loss was recorded where operating income had been recorded in the previous fiscal year.

Due to the appreciation of the U.S. dollar against the yen, year on year increases in U.S. product sales were generally larger, and decreases generally smaller, when stated in yen than when stated in U.S. dollars. Regarding significant differences between results on a yen basis and results on a U.S. dollar basis, CRT televisions, desktop PCs, digital still cameras, home-use video cameras, recording media, projectors and DVD-Video players recorded an increase in sales on a yen basis but a decrease in sales on a U.S. dollar basis.

Likewise, sales in Europe were positively affected by the currency fluctuation. Year on year increases in product sales in Europe were generally larger, and decreases generally smaller, when stated in yen than when stated in local currency. Regarding significant differences between results on a yen basis and results on a local currency basis, sales of CRT televisions, portable audio, DVD-Video players and recording media increased on a yen basis but showed a decrease on a local currency basis. Sales of home-use video cameras, CD-R/RW drives and batteries were flat on a yen basis although all decreased on a local currency basis.

The net effect of currency fluctuations on sales from Other Areas was that sales increases were generally larger, and decreases smaller, when stated in yen than when stated in a local currency. Regarding significant differences between results on a yen basis and results on a local currency basis, sales of CRT televisions and recording media increased on a yen basis but decreased on a local currency basis.

Game

Sales for the fiscal year ended March 31, 2002 increased by 342.8 billion yen, or 51.9 percent, to 1,003.7 billion yen compared with the previous fiscal year. Regarding profit performance, compared with an operating loss of 51.1 billion yen recorded in the previous fiscal year, operating income of 82.9 billion yen was recorded.

Sales in the Game segment were positively impacted by the yen’s depreciation against the U.S. dollar and the euro. On a local currency basis, sales for the fiscal year ended March 31, 2002 increased approximately 40 percent and operating income was recorded compared with an operating loss in the previous fiscal year.

Regarding sales by geographical area, in Japan PS one hardware unit sales decreased significantly and software sales decreased slightly, but sales of PlayStation 2 hardware units continued to increase, in part, due to a strategic price reduction. As a result, overall sales in Japan increased slightly. In the U.S. and Europe, PlayStation 2 hardware unit sales increased significantly and software sales increased, in accordance with an expansion of the game industry. As a result, overall sales in both the U.S. and Europe almost doubled; in these regions, the depreciation of the yen had a positive impact on sales. Also, price reductions of PlayStation 2 hardware contributed to the increase in unit sales of PlayStation 2 hardware in Europe.

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

In terms of total software unit sales, PlayStation 2 titles represented 57 percent of software unit sales for the fiscal year ended March 31, 2002, an increase from 21 percent of software unit sales recorded in the previous fiscal year.

In terms of profitability, operating income was recorded compared with an operating loss in the previous fiscal year. This was due to an improvement in profitability of the hardware business as a result of reductions in the cost of producing PlayStation 2 hardware and the positive impact of the yen’s depreciation. The improvement in operating performance was also due to an increase in profitability of the software business brought on by an increase in unit sales. Although cost of sales in the Game segment increased due to an increase in manufacturing-related expenses following increased unit sales of PlayStation 2 hardware, the ratio of cost of sales to sales significantly decreased compared with the previous fiscal year due to a significant increase in sales and a reduction in the cost of each PlayStation 2 hardware unit. Similarly, although selling, general and administrative expenses increased primarily due to advertising and promotion expenses in conjunction with the expansion of business, the ratio of selling, general and administrative expenses to sales decreased compared with the previous fiscal year because of a significant increase in sales.

Music

Sales for the fiscal year ended March 31, 2002 increased by 30.7 billion yen, or 5.0 percent, to 642.8 billion yen compared with the previous fiscal year. Operating income decreased by 0.3 billion yen, or 1.6 percent, to 20.2 billion yen and the operating income margin decreased from 3.3 percent to 3.1 percent.

On a local currency basis, both sales and operating income in the Music segment for the fiscal year decreased approximately 3 percent compared with the previous fiscal year. The change from a 5.0 percent increase in sales on a yen basis to a 3 percent decrease in sales on a local currency basis was due to the favorable impact of the 11.7 percent depreciation of the yen against U.S dollar compared with the previous fiscal year.

Sales at SMEI decreased approximately 4 percent while operating income decreased approximately 20 percent on a U.S. dollar basis. The decrease in sales was due to the contraction trend of the global music market. This contraction trend has been caused by slow economic growth, the saturation of the CD market, the effects of digital piracy and other illegal duplication, parallel imports, pricing pressures and a diversification of customer preferences brought on by increased competition from other entertainment sectors. The decrease in operating income was due to, in descending order of financial impact, a 68 million U.S. dollar, or 8.6 billion yen, charge for restructuring activities (refer to “Restructuring” for details), a decrease in gross profit brought on by the decrease in sales and the recording of a reserve for certain significant industry-wide litigation. Partially offsetting the decline in profitability, in descending order of financial impact, were an increase in disc manufacturing profitability, which accounted for a significant portion of segment profitability, the benefits of restructuring in the form of headcount reductions and a decrease in advertising and promotion expenses. SMEI’s disc manufacturing profitability increased as a result of increased demand for home entertainment and PlayStation DVDs, which are manufactured in the Music segment and are then sold to the Pictures and Game segments (which then sell the DVDs to consumers), and as a result of lower DVD material costs. The ratio of selling, general and administrative expenses to sales for the fiscal year at SMEI was almost flat compared with the previous fiscal year.

Regarding the results of the Music segment in Japan, sales increased 2 percent and operating income increased 18 percent. Despite the negative impact of the contraction of the global music market, profitability improved due to, in descending order of financial impact, the positive impact of best selling albums, a reduction of selling, general and administrative expenses (particularly advertising expenses) and a gain of 2.5 billion yen on the sale of a studio facility, which was replaced by a new studio facility.

On a yen basis, 69 percent of the Music segment’s sales were generated by SMEI while 31 percent were generated by SMEJ.

Pictures

Sales for the fiscal year ended March 31, 2002 increased by 80.6 billion yen, or 14.5 percent, to 635.8 billion yen compared with the previous fiscal year. Operating income increased by 27.0 billion yen, or 624.6 percent, to 31.3 billion yen and the operating income margin increased from 0.8 percent to 4.9 percent. The results in the Pictures segment consist of the results of SPE.

On a U.S. dollar basis, sales for the fiscal year in the Pictures segment increased approximately 2 percent and operating income increased more than tenfold compared with the previous fiscal year. The increase in sales resulted from strong home entertainment sales, primarily DVD software sales, of films released in the previous fiscal year, resulting in an increase of 225 million U.S. dollars, and the strong theatrical and home entertainment performance of releases such as America’s Sweethearts, A Knight’s Tale, and Black Hawk Down, resulting in an increase of 308 million U.S. dollars. However, the sales increase was partially offset by a decrease in the number of network television series episodes distributed, resulting in a decrease of 91 million U.S. dollars. Regarding profit performance, operating income was favorably impacted by an increase of 82 million U.S. dollars due to the stronger performance of current year releases compared with the previous fiscal year despite losses on two major films released during the fiscal year, Ali and Riding in Cars With Boys, and an 80 million U.S. dollar insurance recovery for poor performance of certain films released in previous fiscal years. Other factors having a positive impact on profit performance were strong sales of DVD software in the worldwide home entertainment market and a decrease in losses on network television shows due to the consolidation of U.S. television operations. Partially offsetting the increase in operating income, in descending order of financial impact, was a one-time restructuring charge of 67 million U.S. dollars, or 8.5 billion yen, recorded in connection with the consolidation of U.S. television operations (refer to “Restructuring”), a provision of 40 million U.S. dollars with respect to previously recorded revenue from KirchMedia, an insolvent licensee in Germany of SPE’s feature film and television product, and related adjustments to ultimate film income and a weak advertising sales market.

Financial Services

Financial Services revenue for the fiscal year ended March 31, 2002 increased by 33.4 billion yen, or 7.0 percent, to 512.2 billion yen compared with the previous fiscal year. Operating income increased by 4.7 billion yen, or 27.0 percent, to 22.1 billion yen and the operating income margin increased from 3.6 percent to 4.3 percent compared with the previous fiscal year.

At Sony Life, revenue increased by 27.2 billion yen, or 6.5 percent, to 447.2 billion yen and operating income increased by 3.2 billion yen, or 13.0 percent, to 27.8 billion yen compared with the previous fiscal year*. Insurance revenue increased as insurance-in-force from individual life insurance products increased due to the maintenance of a lower rate of contract cancellations than the industry average, despite a decrease in newly acquired insurance-in-force brought about by a decrease in disposable family incomes due to continued weak economic conditions. On the other hand, Sony Life’s revenue gains were partially offset by deterioration in valuation gains and losses from investments in the general account due to the negative impact of an 8.4 billion yen impairment loss on Argentine bonds held in Sony Life’s investment portfolio. Operating income increased because of the significant increase in insurance revenue, despite the deterioration of valuation gains and losses from investments in the general account.

At Sony Assurance, revenue increased due to an increase in newly acquired automobile insurance-in-force reflecting greater customer awareness of the benefit of flexible insurance policies which take into account mileage driven, and the maintenance of a high ratio of renewed contracts during the fiscal year. Regarding profit performance, although an operating loss, recorded in the previous two fiscal years, continued to be recorded in the fiscal year ended March 31, 2002, losses decreased because the insurance revenue mentioned above increased. Losses continued to be recorded in the fiscal year ended March 31, 2002, because investments in advertising and computer systems necessary to develop new products and establish customer claim service centers, which are essential to the expansion of Sony Assurance’s business, put pressure on profitability.

At Sony Finance, revenue decreased slightly because there was an one-time revenue benefit from the receipt of a lease cancellation fee in the previous fiscal year. In terms of profitability, operating income was recorded compared with an operating loss in the previous fiscal year due to revaluation losses from interest rate swaps in the previous fiscal year.

Sony Bank, which started business in June 2001, recorded a loss primarily due to start-up expenses.

*	The revenue and operating income at Sony Life reported here are calculated on a U.S. GAAP basis. Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis.

Condensed Statements of Income Separating Out the Financial Services Segment (Unaudited)

The following schedule shows unaudited condensed statements of income for the Financial Services segment and all other segments excluding Financial Services as well as condensed consolidated statements of income. This presentation is not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and all other segments excluding Financial Services are eliminated in the consolidated figures shown below.

	Financial Services		All other segments excluding Financial Services		Consolidated
Year ended March 31	2001	2002	2001	2002	2001	2002
	(Yen in millions)
Financial Services revenue	478,824	512,245	—	—	447,147	483,313
Net sales and operating revenue	—	—	6,878,234	7,102,369	6,867,677	7,094,945

	478,824	512,245	6,878,234	7,102,369	7,314,824	7,578,258

Costs and expenses	461,392	490,111	6,666,441	6,989,446	7,089,478	7,443,627

Operating income	17,432	22,134	211,793	112,923	225,346	134,631

Other income (expenses), net	1,148	(1,861)	35,572	(40,421)	40,522	(41,856)

Income before income taxes	18,580	20,273	247,365	72,502	265,868	92,775

Income taxes and other	9,423	11,477	135,190	72,785	144,641	83,443
Cumulative effect of accounting changes	—	4,305	(104,473)	1,673	(104,473)	5,978

Net income	9,157	13,101	7,702	1,390	16,754	15,310

Other

Reflecting the realignment of the business segment configuration, results for the fiscal year ended March 31, 2001 and 2002 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2003. Presentation of the Other segment below is mainly composed of the NACS-related businesses, established in April 2002 (NACS-related businesses include SCN, an Internet-related service business subsidiary operating mainly in Japan, an in-house oriented information system service business and an IC card business), an advertising agency business in Japan, and location-based entertainment businesses in Japan and the U.S., which primarily consist of the management of real estate complexes that consist of both retail operations and attraction-based entertainment. The operations for the location-based entertainment business in Japan were shut down in July 2002.

Sales for the fiscal year ended March 31, 2002 decreased by 3.0 billion yen, or 1.5 percent, to 203.8 billion yen, compared with the previous fiscal year. 45 percent of sales in the Other segment reflected intersegment transactions during the fiscal year. Operating losses for the segment increased from 13.7 billion yen to 16.6 billion yen.

During the fiscal year, sales for the segment decreased primarily due to a decrease in sales of the advertising agency business in Japan, reflecting a reduction in advertising spending by clients due to weak economic conditions. Regarding profit performance, losses were recorded mainly at NACS-related businesses and the location-based entertainment businesses in Japan and the U.S. In comparison with the previous fiscal year, segment losses increased primarily due to an increase in operating losses at NACS-related businesses despite a significant decrease in operating losses in the location-based entertainment business in Japan, which recorded a devaluation of assets for an entertainment facility in the previous fiscal year. The losses at NACS-related businesses included an operating loss at SCN, compared with operating income in the previous fiscal year, mainly due to a significant drop in Internet connection rates charged to customers.

Other Income and Expenses

In the consolidated results for the fiscal year ended March 31, 2002, other income decreased by 71.3 billion yen, or 42.5 percent, to 96.3 billion yen, while other expenses increased by 11.1 billion yen, or 8.7 percent, to 138.2 billion yen, compared with the previous fiscal year.

The decrease in other income was primarily due to the fact that one-time gains on sales of securities investments and other, net, gains on issuance of stock by equity investees, and gains from the contribution of certain marketable investment securities to employee retirement benefit trusts were recorded in the previous fiscal year. These gains were minimal in the fiscal year ended March 31, 2002. Regarding gains on sales of securities investments and other, net, the 41.7 billion yen recorded in the previous fiscal year decreased to 1.4 billion yen; in the previous fiscal year gains were recorded from the sale to Liberty Digital of 50 percent of the equity of the Game Show Network, a subsidiary in the U.S. that provides television programming services dedicated to interactive game playing and pre-recorded game shows; the sale of a small portion of the equity of a subsidiary engaged in operation of a television channel in India; and the sale of a subsidiary engaged in the in-flight entertainment business in the U.S. Regarding gains on the issuance of stock by equity investees, the 18.0 billion yen recorded in the previous fiscal year decreased to 0.5 billion yen. In the previous fiscal year gains were recorded primarily from public offerings by Crosswave Communications Inc., which provides high-capacity/high-speed network services in Japan; Monex, Inc., which provides on-line security trading services in Japan; and SKY Perfect Communications Inc., which provides satellite broadcasting services in Japan (refer to Note 19 of Notes to Consolidated Financial Statements). Moreover, other income during the previous fiscal year included 11.1 billion yen recorded for gains from the contribution of marketable investment securities held by Sony Corporation and its subsidiaries to employee retirement benefit trusts. Interest and dividends decreased 2.5 billion, or 13.6 percent, to 16.0 billion yen, primarily due to a decrease in interest earned at subsidiaries inside and outside Japan, compared with the previous fiscal year.

The increase in other expenses was primarily due to an increase in foreign exchange loss, net and an increase in write downs of security investments. Foreign exchange loss, net increased to 31.7 billion yen compared with the 15.7 billion yen recorded in the previous fiscal year primarily due to losses on foreign exchange forward contracts entered into to hedge the foreign currency risk associated with receivables generated from sales originating from Japan. The losses on foreign exchange contracts resulted from the rapid depreciation of the yen from December 2001 to March 2002. Losses on the devaluation of investments increased by 14.2 billion yen, or 336.4 percent, to 18.5 billion yen. These losses primarily related to securities issued by companies in the U.S. with which Sony has strategic relationships for the purpose of developing and marketing new technologies. Such companies included Candescent Technologies Corporation, a developer of flat-screen technology, Trimedia Technologies Inc., a developer of microprocessor technologies, and Zing Network Inc., an online photo portal. Interest expense decreased 6.6 billion yen, or 15.3 percent, to 36.4 billion yen due to a refinancing of long-term debt at lower interest rates and a decrease in U.S. dollar interest rates on short-term debt. As a result, the balance of interest and dividend income, less interest expense, decreased from 24.5 billion yen of net interest expense in the previous fiscal year to 20.4 billion yen of net interest expense.

Income before Income Taxes

Income before income taxes for the fiscal year ended March 31, 2002 decreased by 173.1 billion yen or 65.1 percent, to 92.8 billion yen compared with the previous fiscal year. The year on year decrease in income before income taxes was caused by, in descending order of financial impact, the decrease in operating income, the decrease in gains on sales of securities investments and other, net, the increased foreign exchange loss, and the decrease in gains recorded on the issuance of stock by equity investees.

Income Taxes

Income taxes for the fiscal year ended March 31, 2002 decreased by 50.3 billion yen, or 43.6 percent, to 65.2 billion yen, and the ratio of income taxes to income before income taxes (the effective tax rate) increased from 43.5 percent to 70.3 percent. This was due to an increase in losses at subsidiaries such as Aiwa and certain consolidated subsidiaries in the U.S. that were not expected to be able to utilize their loss carryforwards for tax purposes within the period set aside for those carryforwards. Partially offsetting the increase in effective tax rate was a reduction in taxes, due to a decrease in deferred tax liabilities on undistributed earnings of foreign subsidiaries.

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

Results of Affiliated Companies Accounted for under the Equity Method

During the fiscal year, equity in net losses of affiliated companies decreased from 44.5 billion yen in the previous fiscal year to 34.5 billion yen. This decrease occurred principally because, in the previous fiscal year, Sony recorded a 25.0 billion yen loss, including a 17.0 billion yen impairment loss, for the entire carrying value of its investment in Loews Cineplex Entertainment Corporation, a theatrical exhibition company. Since the impairment, no additional equity losses were recorded. In March 2002, Loews completed its reorganization in the U.S. under Chapter 11 of the U.S. Bankruptcy Code, and in Canada under the Companies-Creditors Agreement Act. As a result, Sony is no longer a shareholder in Loews.

Although the above loss due to Loews in the previous fiscal year caused overall equity in net losses of affiliated companies to decrease year on year, losses in other equity affiliates increased. Equity affiliates recording significant losses, in descending order of impact, included SEMC, The Columbia House Company, a direct marketer of music and videos, American Video Glass Company a joint venture which produces CRT glass material in the U.S., Telemundo and CWC.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

In the fiscal year ended March 31, 2002, minority interest in loss of consolidated subsidiaries, which is deducted from income before income taxes, increased by 0.9 billion yen, or 5.8 percent, to 16.2 billion yen compared with the previous fiscal year. This deduction increased net income by the same amount. The minority interest in loss of consolidated subsidiaries for the fiscal year resulted from a net loss at Aiwa.

Income before Cumulative Effect of Accounting Changes

Income before cumulative effect of accounting changes for the fiscal year ended March 31, 2002 decreased by 111.9 billion yen, or 92.3 percent, to 9.3 billion yen compared with the previous fiscal year, due to the factors discussed above. As a percentage of sales, income before cumulative effect of accounting changes decreased from 1.6 percent to 0.1 percent.

Net Income

Net income for the fiscal year ended March 31, 2002 decreased by 1.4 billion yen, or 8.6 percent, to 15.3 billion yen compared with the previous fiscal year. As a percentage of sales, net income was 0.2 percent, and the return on stockholders’ equity was 0.7 percent, both of which were flat compared with the previous fiscal year. (This ratio is calculated by dividing net income by the simple average of stockholders’ equity at the end of the previous fiscal year and at the end of the current fiscal year.) The most significant contribution to the year on year decrease in net income was the decline in income before income taxes as described above. However, the absence of further deductions due to the cumulative effect of accounting changes recorded in the previous fiscal year, (refer to Note 2 of Notes to Consolidated Financial Statements) and the absolute decrease in income tax due to the decrease in income before taxes, caused net income to be 77.5 billion yen less than income before income taxes, compared to a difference of 249.1 billion yen in the previous fiscal year.

Basic net income per share was 16.7 yen compared with 18.3 yen in the previous fiscal year, and diluted net income per share was 16.7 yen compared with 19.3 yen in the previous fiscal year. Refer to Notes 2 and 21 of Notes to Consolidated Financial Statements.

Foreign Exchange Rates

During the fiscal year ended March 31, 2002, the average value of the yen was 124.1 yen against the U.S. dollar, and 109.1 yen against the euro, which was 11.7 percent lower against the U.S. dollar and 9.3 percent lower against the euro, respectively, compared with the average of the previous fiscal year. Regarding operating results on a local currency basis, refer to “Impact of Foreign Exchange Fluctuations and Basic Countermeasures” above.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Management

Sony’s financial policy is to secure adequate liquidity and financing for its operations and to maintain the strength of its balance sheet. Sony defines liquidity sources as (a) cash, cash equivalents and time deposits, and (b) committed lines of credit contracted with banks rated “C” or above in Moody’s Bank Financial Strength ratings. Sony’s basic policy is to keep liquidity equal to at least 100 percent of the sum of the amount of average monthly sales and the amount of the largest expected monthly debt redemption during the fiscal year. Although its working capital needs have a general tendency to grow in the third quarter (from October 1 to December 31), Sony believes that this policy satisfies Sony’s working capital requirements throughout the year.

On March 31, 2003, the total amount of liquidity sources for Sony Group excluding Sony Life, Sony Assurance and Sony Bank was 1,060.3 billion yen which was comprised of (a) 440.3 billion yen in cash, cash equivalents and time deposits and (b) approximately 620.0 billion yen in contracts for committed lines from banks rated “C” or above. The committed lines were entirely unused. Due to operational necessities, Sony also has approximately 286.0 billion yen in additional committed lines with banks that have a Moody’s financial strength rating below “C”. Refer to Note 11 of Notes to Consolidated Financial Statements for the total amount of committed lines with banks regardless of Moody’s financial strength rating for the fiscal year ended March 31, 2003.

In general, there are no restrictions on how Sony’s borrowings can be used except that, in compliance with Federal Reserve Board regulations, some borrowings in the U.S. may not be used for hostile corporate takeovers. In addition, there are no provisions in any of Sony’s material financing agreements that would cause an acceleration of repayment in the event of a downgrade in Sony’s credit ratings.

Finance and Capital Resources

Sony Corporation and its finance subsidiaries around the world engage in activities to acquire funds, when necessary, through the issuance of stocks and bonds, borrowings from financial institutions, and other financial instruments. In order to meet funding requirements around the world, Sony maintains commercial paper (“CP”) programs and medium-term note (“MTN”) programs.

SGTS, a Sony finance subsidiary in the U.K., maintains a CP program in both the U.S. and Euro CP markets, and a CP program in the Japanese CP market. Furthermore, a Sony finance subsidiary in the U.S. maintains a U.S. CP program. At March 31, 2003, the total amount of the CP programs was 2,060 billion yen. During the fiscal year ended March 31, 2003, the largest month-end outstanding balance of CP at Sony was 52.8 billion yen. The total outstanding balance of CP as of March 31, 2003 was 52.8 billion yen.

In addition to the above CP programs, SGTS maintains a Euro MTN program, while Sony’s finance subsidiary in the U.S. maintains a Rule 144A U.S. MTN program targeted at the U.S. capital markets and a Euro MTN program. At March 31, 2003, the total amount of the MTN programs was 1,200.0 billion yen, and the total outstanding balance was approximately 78.0 billion yen.

Sony believes that, in order to fund investments for future growth, redemption of bonds and working capital needs, it is able to secure adequate resources through its access to financial and capital markets.

Ratings

In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s Investors Services, Inc. (“Moody’s”) and Standard and Poor’s Rating Services (“S&P”). In addition, Sony maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.

Sony’s current debt ratings (long-term/short-term) are: Moody’s: A1 (outlook: negative)/P-1; S&P: A+ (outlook: negative)/A-1; and R&I: AA/a-1+.

On June 25, 2003, Moody’s downgraded Sony’s long-term debt rating from Aa3 to A1 (outlook: negative). R&I downgraded Sony’s long-term debt rating from AA+ to AA on June 16, 2003. These rating actions reflected concerns of the two agencies that Sony may take longer than expected to regain previous profit and cash flow levels as Sony’s profitability, particularly in the Electronics segment, has been under pressure due to strong competition and deflationary trends. Sony’s short-term debt ratings from Moody’s and R&I have been unaffected.

Despite the downgrading of Sony’s long-term debt rating by Moody’s and R&I, Sony believes that its access to the global capital markets will remain sufficient for its financing needs going forward, and that it will retain its ability to issue CP to meet its working capital needs.

Sony seeks to maintain a stable credit rating in order to ensure financial flexibility for liquidity and capital management, and to continue to maintain access to sufficient funding resources through financial and capital markets.

Cash Management

Sony is centralizing and making more efficient its global cash management through SGTS. The excess or shortage of cash at most of its subsidiaries in Japan is invested or funded by SGTS after having been netted out. In addition, a cash concentration system has been introduced in which proxy payments are carried out for Japanese subsidiaries. In order to improve the efficiency of its cash management, Sony manages uneven cash distribution directly and indirectly through SGTS when surplus funds are generated at subsidiaries so that Sony can reduce unnecessary cash and cash equivalents as well as borrowings as much as possible.

The above description of basic policies and quantitative information excludes Sony Life, Sony Assurance and Sony Bank, each of which respectively secures liquidity on its own.

Financial Services Segment

In the Financial Services segment, the management of Sony Life, Sony Assurance, and Sony Bank recognize the importance of securing sufficient liquidity to cover the payment obligations that they take on as a result of their ordinary course of business. These companies abide by the regulations imposed by regulatory authorities and establish and operate under company guidelines that comply with these regulations and are designed to secure sufficient means to pay their obligations.

Sony Life currently obtains ratings from four rating agencies: AA- by S&P, A+ by AM Best Corporation, and AA by R&I and the Japan Credit Rating Agency Ltd. However, since April 2002, S&P has changed its outlook from “stable” to “negative” in conjunction with the Japanese Government Bond rating reduction. In September 2001, Sony Bank obtained an A-/A-2 rating from S&P for its long-term/short-term debt.

Contractual obligations, commitments, and contingent liabilities

The following table summarizes Sony’s contractual obligations and major commitments.

	Payments Due by Period
	Total	Less than 1 year	1 to 3 year	3 to 5 year	After 5 year
	(Yen in millions)
Contractual Obligations and Major Commitments:
Long-term debt (Note 11)
Capital lease obligations (Notes 8 and 11)	39,899	11,313	19,731	2,696	6,159
Other long-term debt (Note 11)	801,925	23,072	452,478	196,327	130,048
Minimum rental payments required under operating leases (Note 8)	289,511	51,786	77,953	47,305	112,467
Purchase commitments for property, plant and equipment and other assets (Note 23)	30,814	30,814	—	—	—
Expected payments regarding contracts with recording artists and other (Note 23)	54,508	24,913	20,182	6,138	3,275
Expected cost for the production or purchase of films or certain rights (Note 23)	128,140	65,831	62,309	—	—

The total amount of commitments at March 31, 2003 was 297.8 billion yen (refer to Note 23 of Notes to Consolidated Financial Statements). The commitments include major purchase obligations as shown above.

In the ordinary course of business, Sony makes commitments to purchase property, plant and equipment. As of March 31, 2003, such outstanding commitments totaled 30.8 billion yen. Most of these assets will be used for general operating purposes.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. The total amount of expected payments regarding these long-term contracts was 54.5 billion yen as of March 31, 2003.

A subsidiary in the Pictures segment has committed to fund a portion of the production cost of completed films and is responsible for all distribution and marketing expenses relating to these films under a distribution agreement with a third party. Further, certain subsidiaries in the Pictures segment have committed to acquire completed films, or certain rights therein, from third parties. As of March 31, 2003, the total amount of the expected cost for the production or purchase of films or certain rights under the above commitments was 128.1 billion yen.

Sony will use cash flows generated by its operating activities, and if necessary, raise funds for the commitments from the global capital markets and from banks.

The following table summarizes Sony’s contingent liabilities.

Total Amounts of Contingent Liabilities
(Yen in millions)
Contingent Liabilities: (Notes 22 and 23)
Loan guarantees to related parties	49,078
Guaranteed residual value in connection with the lease of the headquarters of Sony’s U.S. subsidiary	25,727
Maximum exposure associated with a joint venture in the Pictures segment	30,574
Other	33,740

Total contingent liabilities	139,119

Other Financing Arrangements

In the U.S., Sony has an accounts receivable securitization program which provides for the accelerated receipt of up to approximately 900 million U.S. dollars of cash on eligible trade accounts receivable of Sony’s U.S. electronics subsidiary. Through this program, Sony can securitize and sell a percentage of undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by banks. These securitization transactions are accounted for as a sale in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, because Sony has relinquished control of the receivables. Accordingly, accounts receivable sold under these facilities are excluded from receivables in the accompanying consolidated balance sheet. There were no amounts outstanding under this facility at March 31, 2003. Refer to Note 6 of Notes to Consolidated Financial Statements for more information.

Sony has, from time to time, entered into various other financing arrangements with variable interest entities (“VIE”). These arrangements include facilities which provide for the leasing of certain property, the financing of film production, the development and operation of a multi-use real estate complex and the implementation of a stock option plan for selected Japanese employees. Although not a significant part of its financing activities, Sony employs these arrangements because they provide a diversification of funding sources. The assets and financings associated with these arrangements generally qualify for off-balance sheet treatment. Although Sony continues to evaluate the impact of FASB’s FIN No. 46 on Sony’s result of operations and financial position, significant arrangements with VIEs include the following:

•	During the fiscal year ended March 31, 2002, Sony Corporation of America (“SCA”) entered into a financing arrangement with a VIE to lease its headquarters, which qualified for off-balance sheet treatment. The total obligation of the VIE under this arrangement is 255 million U.S. dollars. Upon the maturity of this lease arrangement in December 2008, SCA has guaranteed a residual value totaling 214 million U.S. dollars if SCA decides to forgo the purchase of the building or renewal of the lease. Upon Sony’s adoption of FASB’s FIN 46, “Consolidation of Variable Interest Entities”, Sony will begin consolidation of the special purpose entity.

•

In the fiscal year ended March 31, 2000, SPE entered into a joint venture agreement with a VIE for the purpose of funding certain film production and acquisition costs. The joint venture allows SPE to utilize its existing international distribution capabilities while sharing the possible risks of financing the increased acquisition and distribution activities with third party investors. SPE contributed 11 million U.S. dollars of the VIE’s total equity capitalization of 106 million U.S. dollars. Additionally, the VIE has a 300 million U.S. dollar bank credit facility of which 11.2 million U.S. dollars was outstanding as of March 31, 2003. Under this financing arrangement, SPE is obligated to acquire international distribution rights, as defined, for twelve pictures meeting certain minimum requirements within a 3.5- to 4.5-year period and transfer those rights to the VIE at cost plus a 5 percent fee. SPE is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts, as defined, and is responsible for all distribution and marketing expenses which are recouped from such distribution fees. Under the agreement, SPE will bear all losses incurred by the VIE of less than or equal to 30 million U.S. dollars as SPE’s 11 million U.S. dollar equity investment in the VIE is the last equity to be repaid, and as SPE must use a portion of its distribution fees to repay third party investors up to 19 million U.S. dollars of any losses they incur. If losses incurred by the VIE exceed 30 million U.S. dollars, third party investors will bear the remainder of the losses. If the venture is profitable, all parties will share in any net proceeds, as defined, remaining after the third party investors’ equity has been repaid. If, and only if, SPE fails to deliver twelve pictures meeting the minimum requirements to the VIE and the bank credit facility or the third-party equity investors are not paid in full by March 10, 2008 (or earlier upon the occurrence of certain events), SPE is required to reimburse the VIE to the extent necessary to repay the bank credit facility in full and pay certain minimum returns to the third party equity investors. As of March 31, 2003, the maximum exposure amount was 255 million U.S. dollars. Sony guarantees all of the financial obligations of SPE under this financing arrangement. Sony does not reflect in its balance sheet the production costs of the films acquired by the VIE, the VIE’s bank credit facility debt, or the third-party equity investment. Upon adoption of FASB’s FIN 46, SPE will begin consolidation of the VIE.

•	During the fiscal years ended March 31, 1995 and 1997, Sony made an investment in a VIE which has been accounted for under the equity method by Sony, for the purpose of erecting and operating a multi-use real estate complex in Berlin, Germany. The VIE was initially capitalized with 90.8 billion yen of total funding, 32.6 billion yen was provided by the equity investors with the remaining funding of 58.2 billion yen being provided through a syndicated bank loan which matures in November 2004. The syndicated bank loan is secured by the multi-use real estate complex. Should the VIE be unable to meet its obligations under the syndicated bank loan, Sony would be exposed to the potential impairment of its investment in the VIE which was 12.8 billion yen at March 31, 2003. Upon Sony’s adoption of FASB’s FIN 46, Sony will begin consolidation of the special purpose entity.

•	During the fiscal year ended March 31, 1998, Sony established a VIE to implement a stock option plan for selected Japanese employees. The VIE has been consolidated by Sony since its establishment. Accordingly, there will be no impact to Sony’s results of operations and financial position upon the adoption of FIN No. 46. Under the terms of the stock option plan, upon exercise, Japanese employees receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the plan. In order to minimize cash flow exposure associated with the plan, Sony holds treasury stock through the VIE. The VIE purchased the common stock with funding provided by the employee’s cash contribution and a bank loan which has been guaranteed by Sony Corporation. If the market value of common stock is below the price that Sony acquired the treasury stock for at the time of settlement of the stock option plan, Sony is required to reimburse the VIE for repayment of the bank loan. At March 31, 2003, the balance of the bank loan was 6.9 billion yen.

Assets, Liabilities and Stockholders’ Equity

Assets

Total assets on March 31, 2003 increased by 184.8 billion yen, or 2.3 percent, to 8,370.5 billion yen, compared with the previous fiscal year-end. (Total assets on March 31, 2003 would have increased by approximately 5 percent compared with the previous fiscal year-end if the value of the yen had remained the same on March 31, 2003 as it was on March 31, 2002.) Total assets on March 31, 2003 in all segments excluding the Financial Services segment decreased by 251.1 billion yen, or 4.1 percent, to 5,815.8 billion yen and total assets on March 31, 2003 in the Financial Services segment increased by 414.4 billion yen, or 16.6 percent, to 2,910.4 billion yen, compared with the previous fiscal year-end.

Current Assets

Current assets on March 31, 2003 decreased by 183.0 billion yen, or 5.5 percent, to 3,154.2 billion yen compared with the previous fiscal year-end.

Current assets on March 31, 2003 in all segments excluding the Financial Services segment decreased by 273.2 billion yen, or 9.8 percent, to 2,501.0 billion yen. This decrease was primarily attributable to a 236.5 billion yen, or 20.1 percent, decrease to 942.2 billion yen in notes and accounts receivable due to a decrease in sales for the fourth quarter ended March 31, 2003 compared with the same quarter of the previous fiscal year. Inventories on March 31, 2003 decreased by 47.7 billion yen, or 7.1 percent, to 625.7 billion yen compared with the previous fiscal year-end. The inventory to cost of sales turn-over ratio (based on the average of inventories at the end of each fiscal year and previous fiscal year) was 1.57 months, a decrease of 0.28 months from the end of the previous fiscal year. Inventories in the Electronics segment decreased by 79.6 billion yen, or 15.6 percent, to 432.4 billion yen due to worldwide efforts to strengthen inventory control. On a product category basis, inventories decreased in the Television, Video and Audio categories. In the Game segment, overall inventories increased 24.4 billion yen, or 20.5 percent, to 143.4 billion yen due to an increase in PlayStation 2 hardware inventories and an increase in inventories of semiconductors brought on by the establishment of increased production capacity during the fiscal year.

Current assets on March 31, 2003 in the Financial Services segment increased by 61.2 billion yen, or 9.8 percent, to 687.9 billion yen, compared with the previous fiscal year-end. The increase was primarily attributable to an increase in the value of investment assets in marketable securities held by the banking business.

Investments and Advances

Investments and advances on March 31, 2003 increased by 296.3 billion yen, or 17.5 percent, to 1,994.1 billion yen, compared with the previous fiscal year.

Investments and advances on March 31, 2003 in all segments excluding the Financial Services segment decreased by 47.6 billion yen, or 11.3 percent, to 372.7 billion yen. This decrease was mainly due to the recognition of equity in net losses of affiliated companies such as SEMC.

Investments and advances on March 31, 2003 in the Financial Services segment increased by 353.2 billion yen, or 25.4 percent, to 1,741.7 billion yen, compared with the previous fiscal year-end. This increase was primarily due to an increase in investment assets in securities investments and other held by Sony Life.

Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of issuer’s credit condition, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, management presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally a period of up to six to twelve months). This criteria is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.

The assessment of whether a decline in the value of an investment is other-than-temporary is often judgmental in nature and involves certain assumptions and estimates concerning the expected operating results, business plans and future cash flows of the issuer of the security. Accordingly, it is possible that investments in Sony’s portfolio that have had a decline in value that the Company currently believes to be temporary may be determined to be other-than-temporary in the future based on the Company’s evaluation of additional information such as continued poor operating results, future broad declines in value of worldwide equity markets and the effect of world wide interest rate fluctuations. As a result, unrealized losses recorded for investments may be recognized into income in future periods.

The following table contains available for sale and held to maturity securities, breaking out the unrealized gains and losses by investment category.

	March 31, 2003
	Cost	Unrealized gain	Unrealized Loss	Fair market Value
	Yen in Millions
Financial Services Business:
Available for sale
Debt securities
Sony Life	1,301,734	36,073	8,231	1,329,576
Other	248,483	1,164	199	249,448
Equity securities
Sony Life	23,337	1,710	2,603	22,444
Other	2,662	1,710	4	4,368
Held to maturity
Debt securities
Sony Life	—	—	—	—
Other	17,322	656	1	17,977

Total Financial Services	1,593,538	41,313	11,038	1,623,813

Non-Financial Services:
Available for sale securities	37,860	4,802	1,723	40,939
Held to maturity securities	831	16	0	847

Total Non-Financial Services	38,691	4,818	1,723	41,786

Consolidated	1,632,229	46,131	12,761	1,665,599

The most significant portion of these unrealized losses relate to investments held by Sony Life. Sony Life principally invests in debt securities in various industries. Almost all of these securities were rated “BBB” or better by Standard & Poor’s, Moody’s or others. As of March 31, 2003, Sony Life had debt and equity securities with 8.2 billion yen and 2.6 billion yen, respectively, of gross unrealized losses. Of the unrealized loss amounts recorded by Sony Life, approximately 80 percent relate to securities being in an unrealized loss position of greater than 6 months. These unrealized losses related to numerous investments, with no single investment being in a material unrealized loss position. In addition, there was no individual security with unrealized losses that met the test discussed above for impairment as the declines in value were observed to be small both in amounts and percentage, and therefore, the decline in value for those investments was still determined to be temporary in nature. The percentage of noninvestment grade securities held by Sony Life represents approximately 5 percent of Sony Life’s total investment portfolio, while the percentage of unrealized losses that relate to those noninvestment grade securities is approximately 19 percent of Sony Life’s total unrealized losses as of March 31, 2003.

For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2003 (8.2 billion yen), maturity dates vary as follows:

• Within 1 year:	22 percent
• 1 to 5 years:	47 percent
• 5 to 10 years:	31 percent

Sony also maintains long-term investment securities issued by a number of non-public companies. The aggregate carrying amount of the investments in non-public companies at March 31, 2003, which were valued at the lower of cost or fair value, was 69.6 billion yen.

For the years ended March 31, 2001, 2002 and 2003, total impairment losses were 4.2 billion yen, 27.6 billion yen and 25.5 billion yen of which none, 9.2 billion yen and 2.3 billion yen, respectively, were recorded by Sony Life in Financial Services revenue (refer to “Financial Services” under “Operating Performance by Business Segment” for the fiscal years ended March 31, 2003 and March 31, 2002). The remaining losses in each of the three years were reflected in non-operating expenses and primarily relate to the certain strategic investments in non- financial services businesses. These investments primarily relate to companies in the U.S. and Europe with which Sony has strategic relationships for the purpose of developing and marketing new technologies and the impairment losses recorded for each of the three years primarily reflect the inability of these companies to successfully develop and market such technology. None of these impairment losses was individually material to Sony, except for the devaluation of securities explained in “Other Income and Expenses” for the fiscal years ended March 31, 2003 and March 31, 2002. Upon determination that the value of an investment is impaired, the value of the investment is written down to its fair value. For publicly traded investments, fair value is determined by the closing stock price as of the date on which the impairment determination is made. For non-public investments, fair value is determined through the use of such methodologies as discounted cash flows, valuation of recent financings and comparable valuations of similar companies. The impairment losses that were recorded in each of the three years related to the unique facts and circumstances of each individual investment and did not significantly impact other investments.

Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. Sony Life and Sony Bank account for approximately 84 percent and 14 percent of the investments of the Financial Services segment, respectively.

Sony Life’s basic investment policy is to take both expected returns and investment risks into account in order to maintain sound asset quality, structuring its asset management portfolio to ensure steady medium- and long-term returns by investing assets in an efficient manner and responding flexibly to changes in financial conditions and the investment environment. Moreover, the company analyzes the character of future insurance policy benefits by utilizing Asset Liability Management (“ALM”), a method of managing interest rate fluctuation risk through the comprehensive identification of the mismatches of duration and cash flows between assets and liabilities. Government bonds and corporate bonds constitute a majority of Sony Life’s current portfolio. Sony Life invests in various types of government and corporate bonds in many countries, companies and industries, to diversify associated risks. Further, as stocks accounted for approximately 1.7 percent of such securities, the financial structure of the company is not greatly influenced by stock prices.

Sony Bank operates using the same basic investment policy as Sony Life, taking expected returns and investment risks into account in order to disperse associated risks, and structuring its asset portfolio to ensure steady returns from investments. In addition, the company is careful to match the duration of its asset portfolio with the duration of liabilities resulting from customer deposits, in order to ensure that significant discrepancies do not occur. Government bonds and corporate bonds constitute a majority of Sony Bank’s current portfolio. The company invests in various types of government and corporate bonds in many countries, companies and industries, to diversify associated risks. To safeguard its assets the company does not lend its assets to corporations or invest in equity securities.

Tangible fixed assets (after deduction of accumulated depreciation)

Tangible fixed assets on March 31, 2003 decreased by 133.3 billion yen, or 9.4 percent, to 1,278.4 billion yen, compared with the previous fiscal year-end.

Tangible fixed assets on March 31, 2003 in all segments excluding the Financial Services segment decreased by 129.2 billion yen, or 9.5 percent, to 1,232.4 billion yen, compared with the previous fiscal year-end. The decrease was due to a reduced level of capital expenditures, primarily in the Electronics segment, during the fiscal year.

Tangible fixed assets on March 31, 2003 in the Financial Services segment decreased by 4.1 billion yen, or 8.2 percent, to 46.0 billion yen, compared with the previous fiscal year-end.

Capital expenditures (additions to fixed assets) for the fiscal year ended March 31, 2003 decreased by 65.5 billion yen, or 20.0 percent, to 261.2 billion yen compared with the previous fiscal year. The largest decreases were in the Electronics segment, where capital expenditures declined by 49.7 billion yen, or 22.6 percent year on year, to 170.3 billion yen, and in the Financial Services segment, where capital expenditures declined by 12.4 billion yen, or 77.2 percent, to 3.7 billion yen. Capital expenditures in the Electronics segment decreased year on year because investments were reduced in response to the deterioration of the market environment, and because large investments related to the construction of device manufacturing facilities, principally for semiconductors, were recorded in the previous fiscal year. Capital expenditures in the Financial Services segment decreased year on year because investments related to the start-up of Sony Bank were recorded in the previous fiscal year. On the other hand, capital expenditures in the Other segment increased by 10.2 billion yen, or 195.7 percent, to 15.4 billion yen because large investments related to the development of network technology intended to facilitate new businesses in the broadband age were recorded in this fiscal year.

Capital expenditures in the Game segment decreased by 6.8 billion yen, or 14.3 percent, to 41.0 billion yen; capital expenditures in the Pictures segment decreased by 4.4 billion yen, or 37.9 percent, to 7.1 billion yen and capital expenditures in the Music segment increased by 0.3 billion yen, or 1.6 percent, to 21.9 billion yen.

Other Assets

Other assets on March 31, 2003 increased by 230.0 billion yen, or 16.1 percent, to 1,656.1 billion yen, compared with the previous fiscal year-end.

Other assets on March 31, 2003 in all segments excluding the Financial Services segment increased by 224.1 billion yen, or 21.8 percent, to 1,251.8 billion yen. This was mainly due to an increase in deferred tax assets. The increase in deferred tax assets occurred due to an increase in the minimum pension liability adjustment and the reversal of valuation allowances on deferred tax assets held by Aiwa because these assets became recoverable as a result of Sony’s decision to merge with Aiwa.

Other assets on March 31, 2003 in the Financial Services segment increased by 4.0 billion yen, or 0.9 percent, to 434.8 billion yen, compared with the previous fiscal year-end.

Liabilities

Total current and long-term liabilities on March 31, 2003, increased by 275.6 billion yen, or 4.8 percent, to 6,067.6 billion yen compared with the previous fiscal year-end. (Total liabilities on March 31, 2003 would have increased by approximately 7 percent compared with the previous fiscal year-end if the value of the yen had remained the same on March 31, 2003 as it was on March 31 of the previous fiscal year.) Total current and long-term liabilities on March 31, 2003 in all segments excluding the Financial Services segment decreased by 156.4 billion yen, or 4.1 percent, to 3,662.0 billion yen. Total current and long-term liabilities on March 31, 2003, in the Financial Services segment increased by 410.9 billion yen, or 18.9 percent, to 2,588.7 billion yen, compared with the previous fiscal year-end.

Current Liabilities

Current liabilities on March 31, 2003 increased by 123.4 billion yen, or 4.8 percent, to 2,435.0 billion yen compared with the previous fiscal year-end.

Current liabilities on March 31, 2003 in all segments excluding the Financial Services segment decreased by 305.9 billion yen, or 12.9 percent, to 2,061.5 billion yen. This was due to a 203.3 billion yen, or 61.6 percent, decrease in short-term liabilities, which include the current portion of long-term debt, to 126.7 billion yen and a 82.1 billion yen, or 10.6 percent, decrease in notes and accounts payable, trade to 693.3 billion yen. The decrease in notes and accounts payable, trade was primarily due to a decrease in purchases that resulted from adjustments in production in the Electronics segment in the fourth quarter of the fiscal year ended March 31, 2003.

Current liabilities on March 31, 2003 in the Financial Services segment increased by 165.5 billion yen, or 65.0 percent, to 420.2 billion yen. Deposits from customers in the banking business increased by 142.2 billion yen, or 133.6 percent, to 248.7 billion yen, due to the expansion of the banking business.

Long-term Liabilities

Long-term liabilities on March 31, 2003 increased by 399.1 billion yen, or 12.3 percent, to 3,632.6 billion yen compared with the previous fiscal year-end.

Long-term liabilities on March 31, 2003 in all segments excluding the Financial Services segment increased by 149.5 billion yen, or 10.3 percent, to 1,600.5 billion yen. Among long-term liabilities, accrued pension and severance costs increased 195.8 billion yen, or 67.1 percent, to 487.4 billion yen. The increase was primarily due to an increase in benefit obligations due to a review of discount rates and other factors used to calculate benefit obligations, as well as an additional minimum pension liability that was recorded due to decreases in the current value of pension plan assets held by Sony Corporation, reflecting sluggish stock market conditions in Japan during the fiscal year.

Long-term liabilities on March 31, 2003 in the Financial Services segment increased by 245.4 billion yen, or 12.8 percent, to 2,168.5 billion yen. This was due to an increase in insurance-in-force in the life insurance business which resulted in an increase in future insurance policy benefits and other of 234.0 billion yen, or 13.9 percent, to 1,914.4 billion yen.

Total Interest-bearing Debt

Total interest-bearing debt (the total of short-term borrowings and long-term debt) on March 31, 2003 decreased by 226.5 billion yen, or 19.0 percent, to 966.2 billion yen, compared with the previous fiscal year-end.

Total interest-bearing debt on March 31, 2003 in all segments excluding the Financial Services segment decreased by 213.9 billion yen, or 18.7 percent, to 929.6 billion yen. As a result of repayment of debt including 1.5 billion U.S. dollars of U.S. dollar notes redeemed on March 4, 2003, long-term debt decreased by 10.6 billion yen, or 1.3 percent, to 802.9 billion yen and short-term debt decreased by 203.3 billion yen, or 61.6 percent, to 126.7 billion yen, compared with the previous fiscal year-end.

Stockholders’ Equity

Stockholders’ equity on March 31, 2003 decreased by 89.5 billion yen, or 3.8 percent, to 2,280.9 billion yen compared with the previous fiscal year-end. Stockholders’ equity decreased because the amount of stockholders’ equity that was deducted for minimum pension liability adjustments increased from 72.0 billion yen at the end of the previous fiscal year to 182.7 billion yen, reflecting sluggish stock market conditions in Japan during the fiscal year. Also, the amount of stockholders’ equity that was deducted for foreign currency translation adjustments increased from 225.8 billion yen at the end of the previous fiscal year to 302.2 billion yen, due to the appreciation of the yen against the U.S. dollar. Stockholders’ equity on March 31, 2003 in all segments excluding the Financial Services segment decreased by 94.2 billion yen, or 4.2 percent, to 2,138.1 billion yen compared with the previous fiscal year-end. Stockholders’ equity on March 31, 2003 in the Financial Services segment increased by 3.5 billion yen, or 1.1 percent, to 321.7 billion yen compared with the previous fiscal year-end. The ratio of stockholders’ equity to total assets decreased from 29.0 percent to 27.2 percent.

Condensed Balance Sheets Separating Out the Financial Services Segment (Unaudited)

The following schedule shows an unaudited condensed balance sheet for the Financial Services segment and all other segments excluding the Financial Services as well as the condensed consolidated balance sheet. This presentation is not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and all other segments excluding the Financial Services are eliminated in the consolidated figures shown below.

	As at March 31
	Financial Services		All other Segments excluding Financial Services		Consolidated
	2002	2003	2002	2003	2002	2003
	(Yen in millions)
Assets
Current assets	626,676	687,925	2,774,121	2,500,959	3,337,212	3,154,214

Cash and cash equivalents	327,262	274,928	356,538	438,130	683,800	713,058
Marketable securities	157,363	236,621	4,784	4,899	162,147	241,520
Notes and accounts receivable, trade	76,530	69,067	1,178,675	942,193	1,242,826	1,007,395
Other	65,521	107,309	1,234,124	1,115,737	1,248,439	1,192,241
Film costs	—	—	313,054	287,778	313,054	287,778

Investments and advances	1,388,556	1,741,748	420,226	372,671	1,697,807	1,994,123

Investments in Financial Services, at cost	—	—	170,189	170,189	—	—

Property, plant and equipment	50,084	45,993	1,361,582	1,232,357	1,411,666	1,278,350

Other assets	430,736	434,768	1,027,716	1,251,811	1,426,056	1,656,080

Deferred insurance acquisition costs	308,204	327,869	—	—	308,204	327,869
Other	122,532	106,899	1,027,716	1,251,811	1,117,852	1,328,211

	2,496,052	2,910,434	6,066,888	5,815,765	8,185,795	8,370,545

Liabilities and stockholders’ equity
Current liabilities	254,740	420,246	2,367,341	2,061,485	2,558,496	2,435,048

Short-term borrowings	66,886	72,753	329,977	126,687	354,063	158,745
Notes and accounts payable, trade	4,552	5,658	775,452	693,347	767,625	697,385
Deposits from customers in the banking business	106,472	248,721	—	—	106,472	248,721
Other	76,830	93,114	1,261,912	1,241,451	1,330,336	1,330,197
Long-term liabilities	1,923,126	2,168,476	1,451,033	1,600,484	3,233,521	3,632,580

Long-term debt	135,958	140,908	813,487	802,911	838,617	807,439
Accrued pension and severance costs	7,469	8,737	291,620	487,437	299,089	496,174
Future insurance policy benefits and other	1,680,418	1,914,410	—	—	1,680,418	1,914,410
Other	99,281	104,421	345,926	310,136	415,397	414,557

Minority interest in consolidated subsidiaries	—	—	16,170	15,677	23,368	22,022

Stockholders’ equity	318,186	321,712	2,232,344	2,138,119	2,370,410	2,280,895

	2,496,052	2,910,434	6,066,888	5,815,765	8,185,795	8,370,545

Cash Flows

(The fiscal year ended March 31, 2003 compared with the fiscal year ended March 31, 2002)

During the fiscal year ended March 31, 2003, Sony generated 853.8 billion yen of net cash from operating activities, an improvement of 116.2 billion yen, or 15.8 percent compared with the previous fiscal year.

All segments excluding the Financial Services segment generated 542.8 billion yen of net cash from operating activities. The primary reasons for the positive cash flow were the contribution to profit by the Game, Pictures and Electronics segments and a decrease in notes and accounts receivable despite a decrease in notes and accounts payable. Compared to the previous fiscal year, net cash generated from operating activities improved 106.8 billion yen, or 24.5 percent. Although there was a smaller decrease in inventories, the increase in the operating income in the Electronics, Game and Pictures segments, a smaller decrease in notes and accounts payable, and a larger decrease in notes and accounts receivable all contributed to the net increase in cash generated from operating activities compared with the previous fiscal year.

The Financial Services segment generated 316.0 billion yen of net cash from operating activities. While cash declined primarily as a result of an increase in deferred insurance acquisition costs, an increase in future insurance policy benefits and other as a result of an increase in insurance-in-force resulted in cash generated from operating activities exceeding expenditures. Compared with the previous fiscal year, cash generated from operating activities in the Financial Services segment improved by 14.3 billion yen, or 4.8 percent.

During the fiscal year, 706.4 billion yen in cash was used in investing activities (a decrease of 60.7 billion yen, or 7.9 percent compared with the previous fiscal year).

In all segments excluding the Financial Services segment, 185.2 billion yen in cash was used in investing activities. During the fiscal year, cash was used to purchase fixed assets mainly in the Electronics segment. Cash proceeds of 135.8 billion yen were generated from sales of securities investments, maturities of marketable securities and collections of advances, including 88.4 billion yen from the sale of Telemundo. Compared with the previous fiscal year, cash used in investing activities decreased by 183.8 billion yen, or 49.8 percent. As a result of a reduction in capital expenditures mainly in the Electronics segment, cash used to purchase fixed assets decreased compared with the previous fiscal year.

In the Financial Services segment, 517.4 billion yen in cash was used in investing activities (an increase of 115.5 billion yen, or 28.7 percent compared with the previous fiscal year). The use of cash derived primarily from the fact that investments and advances of 1,026.4 billion yen exceeded sales of securities investments, maturities of marketable securities and collections of advances of 542.5 billion yen, reflecting an increase in assets under management in the Financial Services segment.

As a result of these factors, net cash flow (the difference between cash generated from operating activities and cash used in investing activities) was a positive 147.4 billion yen for the fiscal year, an improvement of 176.9 billion yen compared with the previous fiscal year (in the previous fiscal year, net cash flow was a negative 29.5 billion yen). In terms of net cash flow from all segments excluding the Financial Services segment, net cash flow was a positive 357.7 billion yen for the fiscal year, an improvement of 290.6 billion yen, or 433.0 percent, compared with the previous fiscal year. Net cash flow from the Financial Services segment was a negative 201.4 billion yen, a deterioration of 101.2 billion yen compared with the previous fiscal year.

During the fiscal year ended March 31, 2003, 93.1 billion yen of net cash was used in financing activities compared to 85.0 billion yen of cash provided by financing activities. 22.9 billion yen in cash was used for the payment of dividends.

In all segments excluding the Financial Services segment, 251.1 billion yen of net cash was used in financing activities compared to 31.6 billion yen of cash used in financing activities. Cash was used during the fiscal year for repayments of long-term debt including 1.5 billion U.S. dollars of U.S. dollar notes redeemed on March 4, 2003. These repayments caused cash used in financing activities to exceed cash generated by financing activities.

In the Financial Services segment, 149.1 billion yen of net cash was provided by financing activities compared to 120.3 billion yen provided by financing activities. This was due to a 142.2 billion yen, or 133.6 percent, increase in deposits from customers in the banking business.

Accounting for all these factors and the effect of exchange rate changes, the total outstanding balance of cash and cash equivalents at the end of the fiscal year increased 29.3 billion yen, or 4.3 percent, to 713.1 billion yen, compared with the end of the previous fiscal year. The total outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment increased 81.6 billion yen, or 22.9 percent, to 438.1 billion yen and for the Financial Services segment decreased 52.3 billion, or 16.0 percent, to 274.9 billion yen, compared with the previous fiscal year.

Condensed Statements of Cash Flows Separating Out the Financial Services Segment (Unaudited)

The following schedule shows unaudited condensed statements of cash flow for the Financial Services segment and all other segments excluding the Financial Services segment as well as condensed consolidated statements of cash flow. These presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and all other segments excluding the Financial Services segment are eliminated in the consolidated figures shown below.

	Year ended March 31
	Financial Services		All other segments excluding Financial Services		Consolidated
	2002	2003	2002	2003	2002	2003
	(Yen in millions)
Net cash provided by operating activities	301,625	315,968	436,059	542,848	737,596	853,788

Net cash used in investing activities	(401,866)	(517,383)	(368,951)	(185,163)	(767,117)	(706,425)

Net cash provided by (used in) financing activities	120,255	149,086	(31,603)	(251,128)	85,040	(93,134)

Effect of exchange rate changes on cash and cash equivalents	3	(5)	21,033	(24,965)	21,036	(24,971)

Net increase (decrease) in cash and cash equivalents	20,017	(52,334)	56,538	81,592	76,555	29,258
Cash and cash equivalents at beginning of year	307,245	327,262	300,000	356,538	607,245	683,800

Cash and cash equivalents at end of year	327,262	274,928	356,538	438,130	683,800	713,058

Cash Flows

(The fiscal year ended March 31, 2002 compared with the fiscal year ended March 31, 2001)

During the fiscal year ended March 31, 2002, Sony generated 737.6 billion yen of net cash from operating activities, an improvement of 192.8 billion yen, or 35.4 percent, compared with the previous fiscal year.

All segments excluding the Financial Services segment generated 436.1 billion yen of net cash from operating activities. While cash was used primarily to decrease notes and accounts payable during a time of production adjustments in the Electronics segment, a decrease in inventory, brought on by improved inventory management mainly in the same segment, and a decrease in notes and accounts receivable were the primary reasons why cash generated from operating activities exceeded expenditures. Compared with the previous fiscal year, net cash generated from operating activities improved 175.2 billion, or 67.1 percent. While cash was used to decrease notes and accounts payable (cash was generated from an increase in notes and accounts payable in the previous fiscal year) and less cash was generated due to lower profits, a decrease in inventories (cash was used to increase inventories in the previous fiscal year) and a decrease in notes and accounts receivable (cash was used to increase notes and accounts receivable in the previous fiscal year) contributed to the improvement in cash flow from operating activities compared with the previous fiscal year.

The Financial Services segment generated 301.6 billion yen of net cash from operating activities. While cash declined as a result of an increase in deferred insurance acquisition costs, an increase in future insurance policy benefits and other in accordance with an increase in insurance-in-force caused cash generated from operating activities to exceed expenditures. Compared with the previous fiscal year, cash generated from operating activities increased 17.7 billion yen, or 6.2 percent.

During the fiscal year, 767.1 billion yen in cash was used in investing activities (an increase of 48.1 billion yen, or 6.7 percent, compared with the previous fiscal year).

In all segments excluding the Financial Services segment, 369.0 billion yen in cash was used in investing activities (a decrease of 156.4 billion yen, or 29.8 percent, compared with the previous fiscal year). The decrease in cash used in investing activities occurred due to a reduction in payments for the purchase of fixed assets during the fiscal year, due to the prioritization of investments mainly in the Electronics and Game segments. Other investing activities during the fiscal year in all segments excluding the Financial Services segment included approximately 20.0 billion yen spent by Sony as the cash portion of its investment in SEMC and 14.9 billion yen spent by Sony in its investment in Square Co., Ltd., a major game software developer.

In the Financial Services segment, 401.9 billion yen in cash was used in investing activities (an increase of 110.8 billion yen, or 38.0 percent, compared with the previous fiscal year). The use of cash resulted primarily from a significant expansion of payments for investments and advances in the Financial Services segment, resulting from an increase in assets under management during the fiscal year.

As a result of these factors, net cash flow (the difference between cash generated from operating activities and cash used in investing activities) was negative 29.5 billion yen for the fiscal year, an improvement of 144.8 billion yen compared with the previous fiscal year. However, in terms of net cash flow from all segments excluding the Financial Services segment, the figure was positive 67.1 billion yen for the fiscal year, a significant improvement over the negative 264.4 billion yen recorded in the previous fiscal year. Net cash flow from the Financial Services segment was negative 100.2 billion yen, a deterioration of 93.0 billion yen compared with the previous fiscal year.

During the fiscal year ended March 31, 2002, 85.0 billion yen of net cash was acquired from financing activities compared to 134.4 billion of cash acquired from financing activities. Sony paid cash dividends of 23.0 billion yen during the fiscal year.

In all segments excluding the Financial Services segment, 31.6 billion yen of net cash was used in financing activities (in the previous fiscal year, 145.5 billion yen of net cash was provided by financing activities). Funds were acquired through issuance of long-term debt and short-term borrowings, including 150.0 billion yen in straight bonds issued by Sony Corporation and 62.0 billion yen in medium-term notes issued through a finance subsidiary in the U.S.; however, funds were used to redeem long-term debt and repay short-term borrowings. The result of these activities was a decrease during the fiscal year of short-term borrowings, which had increased in the previous fiscal year.

In the Financial Services segment, 120.3 billion yen of net cash was provided by financing activities compared to 86.3 billion yen of cash provided by financing activities. 106.5 billion yen of new funds were acquired in the form of deposits from customers in the banking business that began operations during the fiscal year.

Accounting for all these factors and the effect of exchange rate changes, the total outstanding balance of cash and cash equivalents at the end of the fiscal year increased 76.6 billion yen, or 12.6 percent, to 683.8 billion yen, compared with the end of the previous fiscal year. The total outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment increased 56.5 billion yen, or 18.8 percent, to 356.5 billion yen and of the Financial Services segment increased 20.0 billion yen, or 6.5 percent, to 327.3 billion yen.

Condensed Statements of Cash Flows Separating Out the Financial Services Segment (Unaudited)

The following schedule shows unaudited condensed statements of cash flow for the Financial Services segment and all other segments excluding the Financial Services segment as well as condensed consolidated statements of cash flow. These presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and all other segments excluding the Financial Services segment are eliminated in the consolidated figures shown below.

	Year ended March 31
	Financial Services		All other segments excluding Financial Services		Consolidated
	2001	2002	2001	2002	2001	2002
	(Yen in millions)
Net cash provided by operating activities	283,922	301,625	260,897	436,059	544,767	737,596

Net cash used in investing activities	(291,114)	(401,866)	(525,334)	(368,951)	(719,048)	(767,117)

Net cash provided by (used in) financing activities	86,324	120,255	145,466	(31,603)	134,442	85,040

Effect of exchange rate changes on cash and cash equivalents	3	3	21,017	21,033	21,020	21,036

Net increase (decrease) in cash and cash equivalents	79,135	20,017	(97,954)	56,538	(18,819)	76,555
Cash and cash equivalents at beginning of year	228,110	307,245	397,954	300,000	626,064	607,245

Cash and cash equivalents at end of year	307,245	327,262	300,000	356,538	607,245	683,800

The Use of EVA® Methodology

Aiming to advance corporate value creation management, Sony uses EVA®*, which reflects cost of capital, as one of its internal evaluation measures. The fiscal year ended March 31, 2003 marked the third year Sony has used EVA®. EVA® is used in the Electronics, Game, Music, and Pictures segments for various internal evaluation measures such as setting, monitoring and evaluating financial performance targets. EVA® is also linked to compensation. As a result, recognition of return on invested capital and cost of capital has spread further within each business unit and proactive efforts have been made to improve EVA®. These efforts include focusing on key businesses in order to concentrate management resources in highly growing and profitable areas and controlling investments and inventories to improve capital efficiency.

*	EVA® (Economic Value Added) is a trademark of Stern Stewart & Co.

RESEARCH AND DEVELOPMENT

Recognizing that research and development are indispensable for business growth, Sony actively pursues various technical themes, including technologies that support current services and those that will create new markets. Themes that require rapid commercialization are handled individually by each business unit; themes that have the potential for commercialization within two to three years are pursued by the development divisions of network companies; and strategic future-oriented themes are handled by corporate laboratories under the direct management of Sony Corporate headquarters. This arrangement increases the ability of Sony to react in a rapid and flexible manner to changes in the operating environment. Sony’s thirteen corporate laboratories are listed below:

•	Content & Applications Laboratory (content related application technology)

•	Broadband Applications Laboratories (networking related application technology)

•	Networked CE Development Laboratories (consumer application technology)

•	Ubiquitous Technology Laboratories (communications and security technology)

•	Storage Technology Laboratories (storage technology)

•	Display Technology Laboratories (display technology)

•	Materials Laboratories (materials and device technology)

•	Sony Corporate Laboratories Europe (various fields)

•	A3 Research Center (signal processing technology)

•	Intelligent Dynamics Laboratory (robotics)

•	Fusion Domain Laboratory (advanced convergence technology)

•	Material Science Laboratory (fundamental materials and device technology)

•	Institute of Environmental Research

In addition, research and development is carried out in close conjunction with two independent research laboratories: Sony Computer Science Laboratories, Inc. (fundamental research and user interface research) and Sony-Kihara Research Center, Inc. (three-dimensional computer graphics and image processing technologies).

Research and development expenses for the fiscal year ended March 31, 2003 increased 9.9 billion yen, or 2.3 percent, to 443.1 billion yen, compared with the previous fiscal year. The ratio of research and development expenses to sales (excluding the Financial Services segment) increased from 6.1 percent to 6.4 percent. The bulk of research and development expenses were incurred in the Electronics and Game segments; expenses in the Electronics segment decreased 3.1 billion yen, or 0.8 percent, to 380.3 billion yen, and expenses in the Game segment increased 13.2 billion yen, or 27.4 percent, to 61.5 billion yen. In the Electronics segment, approximately 66 percent of expenses were for the development of new product prototypes while the remaining approximately 34 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications, and displays. Research and development expenses in the Game segment increased primarily in the semiconductor and hardware field.

Research and development expenses for the fiscal year ended March 31, 2002 increased 16.5 billion yen, or 4.0 percent, to 433.2 billion yen, compared with the previous fiscal year. The ratio of research and development expenses to sales (excluding the Financial Services segment) was 6.1 percent, almost flat compared with the previous fiscal year. The bulk of research and development expenses were incurred in the Electronics and Game segments; expenses in the Electronics segment increased 2.5 billion yen, or 0.7 percent, to 383.4 billion yen, and expenses in the Game segment increased 14.0 billion yen, or 40.9 percent, to 48.2 billion yen. In the Electronics segment, approximately 64 percent of expenses were for the development of new product prototypes while the remaining approximately 36 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications, and displays. The increase in expenses in the Game segment centered on next-generation semiconductor architecture and network-related technologies for hardware.

Research and development expenses for the fiscal year ended March 31, 2001 increased by 22.2 billion yen, or 5.6 percent, to 416.7 billion yen compared with the previous fiscal year, primarily in the Electronics segment. However, the ratio of research and development expenses to sales (excluding the Financial Services segment) decreased from 6.3 percent to 6.1 percent. The bulk of research and development expenses were incurred in the Electronics and Game segments; expenses in the Electronics segment increased by 22.8 billion yen, or 6.4 percent, to 380.9 billion yen, and expenses in the Game segment decreased by 0.7 billion yen, or 1.9 percent, to 34.2 billion yen. In the Electronics segment, slightly more than 70 percent of the expenses were for development of prototypes of new products and the remainder, slightly less than 30 percent, was for the development of mid- to long-term new technologies in such areas as semiconductors, communications and displays.

TREND INFORMATION

Strategic Developments and Forecast

This section, including the Forecast of Consolidated Results, contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and which applies to this entire document.

The following is a summary of certain recent strategic developments and Sony’s forecast for its fiscal year ending March 31, 2004.

Management’s Recognition of Issues and Policy Going Forward

Sony’s management endeavors to develop the best possible management strategy given the current operating environment and information available to it.

Over the last few years, the global business environment in which Sony operates continued to be stagnant, reflecting the economic slowdown, weak growth in personal consumption and price competition.

In the Electronics segment, which holds a very strong position in the worldwide consumer AV products market, price competition has increased further across a wide range of products including CRT televisions and DVD players which have been commoditized, as well as products previously considered to have comparatively high added value, such as video cameras. To respond to this changing environment, in addition to reducing manufacturing costs and supplying more attractive new products to the consumer, Sony’s goal is to increase its competitive edge by strengthening the in-house production of semiconductors and other devices to raise the added value of its products. In the television business and home video business, demand for new products including flat panel displays, such as plasma and LCD displays, and demand for DVD recorders is currently increasing rapidly, and Sony is expanding its product line-up to meet this increase in demand.

In the Game segment, PlayStation 2 holds an exceptionally high share of the global game console market, and Sony believes that the PlayStation 2 business is still in the harvest stage. Going forward, Sony will invest heavily in semiconductors for next-generation computer entertainment systems.

In the Music segment, slow worldwide economic growth and the effects of digital piracy and other illegal duplication have led to industry-wide difficulties. In addition to the reduction of fixed costs through the acceleration of restructuring initiatives, Sony is also developing new business models to generate profits through the digital distribution of content.

In the Pictures segment, Sony plans to continue to maximize global motion picture revenues through its strategy of distributing a diversified portfolio of motion pictures. The expanding DVD home entertainment market is becoming a more significant source of revenues and profits, both for current releases and for library product. Additionally, to differentiate itself in the marketplace and to pro-actively address risks of digital piracy, Sony Pictures Digital is developing broadband network strategies to facilitate the integration between Sony’s hardware and content products and create protected revenue-generating alternatives.

In the Financial Services segment, Sony Life has recorded satisfactory growth due to an increase in insurance-in-force, and will continue to provide new products and services to meet the individual needs and preferences of customers.

In 2006, Sony will celebrate its 60th anniversary. In the next three years leading up to this landmark date, Sony will invest a total of 1.3 trillion yen in the following initiatives as it establishes a new profit model and accelerates its transformation into a knowledge- and capital-intensive company.

1)	Sony will strengthen its semiconductor business with investments of approximately 500 billion yen over the next three years. The investments will drive the development and manufacture of key devices such as imaging devices, a market for which Sony foresees significant growth, and semiconductors, which make use of the latest process technology, to help form the foundation of its competitive strength in the broadband network era.

2)	Sony will increase investment in research and development to enhance the competitiveness of products and will create a new laboratory to further stimulate content distribution. Investment in the development of mid- to long-term new technologies over the next three years will total 500 billion yen (excludes expenses for the development of new product prototypes).

3)	In order to transform Sony into a more profitable company, over the next three years Sony expects to incur approximately 300 billion yen in restructuring costs for a variety of initiatives, including the further pursuit of downsizing and withdrawal from selected businesses and the continued implementation of fixed cost reductions.

In addition, Sony will continue to strengthen its potential for growth, competitiveness, and earnings capacity in the middle to long term through strategic alliances and other endeavors.

Recent Strategic Developments and Business Alliances

In an environment of rapidly advancing technology, Sony is engaging in alliances with other companies to quickly and efficiently expand its business given limited resources.

Sony believes that its future growth is dependent upon the creation of a new market which combines the latest content (including game, video and music) over an integrated platform that builds upon advanced devices in the Electronics segment and leading-edge semiconductor technology adopted by the Game segment.

In the area of semiconductors and devices, in April 2003, Sony Computer Entertainment Inc. (“SCEI”) and Sony Corporation announced that together they will invest a total of approximately 200 billion yen during the next three fiscal years, beginning with the fiscal year ending March 31, 2004. This amount includes 73 billion yen to be invested during the fiscal year ending March 31, 2004 for the installation of a semiconductor fabrication line to build chips with 65 nanometer line width on 300 mm wafers. With this investment, SCEI will be able to manufacture a new microprocessor for the broadband era, as well as other system LSIs for the broadband era, which will be used in a next generation computer entertainment system. This investment serves an important role in developing future broadband network businesses, not only for SCEI, but also for Sony as a whole. Since the spring of 2001, SCEI has been engaged, together with IBM Corporation and Toshiba Corporation, in the development of new microprocessors for the broadband era. Since the spring of 2002, Sony Corporation has participated in this three-company alliance for the development of advanced semiconductor process technologies. Research and development of digital signal processing technologies for broadband applications are also underway. By means of this investment, SCEI and Sony Corporation aim to effectively conduct test production and to quickly establish a mass production system with a 65 nanometer embedded DRAM process.

Regarding the convergence of Electronics and Game, in May 2003, Sony announced plans to sell PSX, the first commercial product in which Electronics and Game converge. Combining DVD and hard disk drive recorders, PSX will spawn a completely new product category. PSX will be based on the operating system and semiconductors used in PlayStation 2, will have a television and broadcast satellite tuner inside, and will be compatible with PlayStation and PlayStation 2 games. Recording and playback of television programs is just one of its many functions. Users can also view still and moving images from digital still and video cameras as well as enjoy music CDs and video games. The unit accepts a variety of home-use disc-based media as well as the Memory Stick, and it can be linked to an Ethernet network. PSX is slated to go on sale in Japan late in 2003 and in Europe and the U.S. in 2004. Inside PSX is technology from the Game and Electronics segments. PlayStation 2 technology includes the EmotionEngine and Graphics Synthesizer semiconductors as well as PlayStation 2’s operating system. Our Electronics segment is the source of the semiconductor laser, recordable DVD drive, codec (data compression and decompression) technology and many other sophisticated technologies at the heart of PSX.

Also, SCEI plans to introduce a new, all-in-one portable entertainment platform, PSP, which utilizes a newly developed small optical disc, scheduling a release for the third quarter ending December 31, 2004. The foundation of this new platform is the Universal Media Disc (UMD), which is comprised of a 60mm optical disc (1.8 GB) in a cartridge developed by Sony utilizing its latest disc technologies. Compared to the mask ROM cartridge, the optical disc has significant advantages such as shorter turn around time for manufacturing, larger data capacity and lower media costs. The latest copy-protection technology will be applied to offer content developers and publishers a safe and copy-protected environment.

To establish business models which combine hardware with networks, in November 2002, Sony Corporation of America, a subsidiary of Sony Corporation, together with other investors, executed a definitive agreement to acquire all of the outstanding common stock of InterTrust for approximately 453 million U.S. dollars. In January 2003, the acquisition of InterTrust by Sony Corporation of America, Koninklijke Philips Electronics N.V. of Holland, and another investor was successfully completed. InterTrust is a leading holder of intellectual property in digital rights management. This transaction fits with Sony’s network strategy which is to enable wide access to secure digital content through networks.

In order to further expand its music catalogue, in August 2002, SMEI’s joint venture publishing company Sony/ATV Music Publishing LLC purchased from Gaylord Entertainment Company the music publishing catalogue and real estate of Acuff-Rose, a music publishing business, for 157 million U.S. dollars in cash.

Forecast of Consolidated Results

Factors which may affect Sony’s financial performance include the following: market conditions, including general economic conditions, in major areas where Sony conducts its businesses, levels of consumer spending, foreign exchange fluctuations, Sony’s ability to continue to design, develop, manufacture, sell, and win acceptance of its products and services, Sony’s ability to continue to implement personnel reduction and other business reorganization activities, Sony’s ability to implement its network strategy, and implement successful sales and distribution strategies in the light of the Internet and other technological developments, Sony’s ability to devote sufficient resources to research and development, Sony’s ability to prioritize capital expenditures, and the success of Sony’s joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts. Refer also to the “Cautionary Statement”.

Regarding the forecast of consolidated results for the fiscal year ending March 31, 2004, Sony expects the uncertain economic environment to continue in this fiscal year, with personal consumption declining and price competition intensifying. As a result, Sony’s consolidated sales, operating income, income before income taxes, and net income are expected to decrease compared with the fiscal year ended March 31, 2003. This forecast assumes that the yen for the fiscal year ending March 31, 2004 will strengthen against the U.S. dollar and will weaken against the euro, in each case compared with the fiscal year ended March 31, 2003.

In response to this uncertain environment, Sony has decided to implement a restructuring program, primarily in the Electronics segment, which will be even more aggressive than the one it implemented in the fiscal year just ended. As a result, Sony expects to record restructuring charges of approximately 140 billion yen across the Sony Group, which will result in a decrease in consolidated operating income.

One of the reasons for the expected decrease in income before income taxes is the gain of 66.5 billion yen recorded in the fiscal year ended March 31, 2003, due to the sale of Sony’s equity interest in Telemundo.

Electronics

Although sales from plasma televisions, LCD televisions, digital still cameras, personal digital assistants, CCDs, and other products are expected to increase, Sony expects segment sales to decrease because an increase in the percentage of PlayStation 2 hardware production outsourced to third parties will result in a decrease in intersegment sales to the Game segment and the net effect of foreign exchange rates is likely to negatively impact results. Operating income is also expected to decrease due to increased restructuring expenses.

Game

Although strong sales of software for the PlayStation 2 will continue, Sony expects segment sales to decrease. Sony has set a cautious forecast of 20 million units for PlayStation 2 hardware production shipments due to concern that the global economy will contract, and Sony expects PS one units to decrease year on year. Regarding operating income, although growth in PlayStation 2 software sales and other factors will positively influence profitability, the effect of the aforementioned decrease in sales, combined with the start, in earnest, of investments in next-generation computer entertainment systems (including research and development expenses), leads Sony to anticipate a drop in operating income.

Music

Sony expects sales to decrease due to the expected continued contraction in the music industry and a reduction in the unit price of DVDs in the manufacturing division. However, a decrease in restructuring expenses, the benefits of restructuring activities already carried out, and a decrease in talent-related expenses are projected to return the segment to profitability.

Pictures

Sony forecasts that sales and operating income will decrease compared with the fiscal year ended March 31, 2003 because record sales and operating income were recorded in the fiscal year ended March 31, 2003 due to the success of box office hits such as Spider-Man.

Financial Services

Although increased revenue is anticipated in the life and automobile insurance businesses, due to the planned expansion of these businesses, increased expenses, such as expenses resulting from the planned expansion of Sony Finance International Inc.’s credit card business and other factors, are expected to lead to a decrease in operating income.

Capital Expenditures

Sony will strengthen its semiconductor business with investments of approximately 500 billion yen over the next three years. Over the next three years Sony is planning to invest approximately 200 billion yen of this 500 billion yen in semiconductor production facilities for next-generation broadband processors, of which approximately 73 billion yen is expected to be invested in the fiscal year ending March 31, 2004. Across the Sony Group, Sony expects capital expenditures for the fiscal year ending March 31, 2004 to amount to approximately 350 billion yen.

Depreciation Expenses

In the fiscal year ending March 31, 2004, expenses for depreciation and amortization, which includes the amortization of intangible assets and the amortization of deferred insurance acquisition costs, are expected to be approximately 390 billion yen, an increase of 38.0 billion yen, or 11 percent. This is because expenses for the amortization of deferred insurance acquisition costs in the Financial Services segment are expected to increase although expenses for depreciation and amortization are expected to be flat in the Electronics segment.

Research and Development

Sony expects research and development expenses (total of expenses for the development of new product prototypes and expenses for the development of mid- to long-term new technologies) for the fiscal year ending March 31, 2004 to increase slightly compared with the fiscal year ended March 31, 2003. In the Electronics segment, Sony anticipates research and development expenses to center around the introduction of new products and communications technology, next generation displays, optical and magnetic storage media and semiconductor technology. In the Game segment, the main expenses are expected to be for the development of semiconductor technology, the development of software for the PlayStation 2, and research and development for next-generation computer entertainment systems. Sony expects that investment in development of mid- to long-term new technologies over the next three years will total 500 billion yen (excluding expenses for the development of new product prototypes).

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, Sony evaluates its estimates which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Sony believes that the following represent critical accounting policies of the company that require significant management judgments and estimates.

Impairment of long-lived assets

Sony reviews the carrying value of its long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is performed using estimates of future cash flows by product category (e.g. 15 inch computer display CRT) or entity (e.g. semiconductor manufacturing division in the U.S.). If the carrying value of the asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value. Fair value is determined using the present value of estimated net cash flows or comparable market values.

Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions such as a drastic decline of demand for computer display CRTs due to a change in the tastes of consumers could negatively affect the valuations of those long-lived assets.

In the year ended March 31, 2003, Sony recorded impairment charges for long-lived assets totaling 12.4 billion yen. It included 8.1 billion yen for the impairment of semiconductor and computer display CRT manufacturing equipment to be abandoned or sold in connection with certain Electronics restructuring activities. It also included 2.7 billion yen for the impairment of a CD manufacturing facility in the U.S., of which the fair value was estimated by using such methods as a survey of the local real estate market.

Goodwill and other intangible assets

Goodwill and other intangible assets that are determined to have an indefinite life are not amortized and are tested for impairment in accordance with FAS No. 142 on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying value. Such an event would include unfavorable variances from established business plans or significant changes in forecasted results, which are periodically reviewed by management. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit (generally, Sony’s operating segments) with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The impairment test for other intangible assets consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. In its impairment review, Sony performs internal valuation analyses and considers other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows. This approach uses significant estimates and assumptions including projected future cash flows, timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. Since the adoption of FAS No. 142, Sony has performed internal valuation analyses on an annual basis and no material impairment loss has been recognized. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in Sony recognizing the impairment of goodwill and other intangible assets in the future. As of March 31, 2003, a 10% decrease in the fair value of each of Sony’s reporting units would not have resulted in a material impairment charge.

Investments

Sony’s investments are comprised of debt and equity securities accounted for under both the cost and equity method of accounting. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings. Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of credit condition of the issuers, sovereign risk, and ability to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, management presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally a period of up to six to twelve months). This criteria is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.

The assessment of whether a decline in the value of an invest is other-than-temporary is often judgmental in nature and involves certain assumptions and estimates concerning the expected operating results, business plans and future cash flows of the issuer of the security. Accordingly, it is possible that investments in Sony’s portfolio that have had a decline in value that the Company currently believes to be temporary may determine to be other-than-temporary in the future based on the Company’s evaluation of additional information such as continued poor operating results, future broad declines in value of worldwide equity markets or circumstances in worldwide interest rate fluctuations. As a result, unrealized losses recorded for investments may be recognized into income in future periods.

Pension benefits costs

Employee pension benefit costs and obligations are dependent on certain assumptions including discount rates, retirement rates and mortality rates, which are based upon current statistical data, as well as expected long-term rate of return on plan assets and other factors. Specifically, the discount rate and expected long-term rate of return on assets are two critical assumptions in the determination of periodic pension costs and pension liabilities. Assumptions are evaluated at least annually, and events may occur or circumstances change which may have a significant effect on critical assumptions. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods. Therefore, actual results generally affect recognized expenses and the recorded obligations for pensions in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Sony’s pension obligations and future expense.

Sony’s principal pension plans are its Japanese pension plans. Foreign pension plans are not significant individually with total assets and pension obligation amounting to less than 10% of those of the Japanese plans.

Sony used a discount rate of 1.9% for its Japanese pension plan as of March 31, 2003. The discount rate was determined by using available information about rates of return on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefit. The 1.9% discount rate represents a 50 basis point reduction from the 2.4% discount rate used for the fiscal year ended March 31, 2002 and reflects market interest rate conditions. For Japanese plans, a 50 basis point decrease in the discount rate would increase pension expenses by approximately 12.0 billion yen, compared to the year ended March 31, 2003.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rate of returns on various categories of plan assets. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 4.0% as of March 31, 2002 and March 31, 2003. The actual return on pension plan assets for the year ending March 31, 2003 was a negative return of 14.6%. Consistent with U.S. GAAP, actual results that differ from the expected return on plan assets are accumulated and amortized as a component of pension expense over the average future service period, thereby reducing the year-to-year volatility in pension expense. At March 31, 2002 and 2003, Sony had unrecognized actuarial losses of 325.6 billion yen and 513.0 billion yen, respectively, including losses related to plan assets. The unrecognized actuarial losses reflect the unfavorable performance of equity markets over the past two years and will result in an increase in pension expense as they are recognized.

Sony recorded a liability for the unfunded accumulated benefit obligation for Japanese pension plans of 148.0 billion yen and 308.7 billion yen as of March 31, 2002 and 2003, respectively. This liability represents the excess of the accumulated benefit obligation under Sony’s qualified defined benefit pension plans over the fair value of the plans’ assets. In accordance with U.S. GAAP, this liability was established by a charge to stockholders’ equity, resulting in no impact to the accompanying consolidated statement of income.

The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Japanese pension plans as of March 31, 2003:

Change in Assumption	PBO	Pre-Tax Pension Expense	Equity (Net of Tax)
(Yen in billions)
25 basis point increase / decrease in discount rate	-/+50.0	-/+6.0	+/-3.1
25 basis point increase / decrease in expected return on assets	-	-/+1.0	+/-0.6

Future insurance policy benefits

Long-term liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality, morbidity, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from approximately 1.00% to 5.50%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the life insurance subsidiary’s own experience or various actuarial tables. Generally these assumptions are “locked-in” upon the issuance of new insurance. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Sony’s future insurance policy benefits.

Tax asset valuation

In establishing the appropriate valuation reserve for tax loss carry-forwards, all available evidence, both positive and negative, is considered. Information on historical results is supplemented by all currently available information on future years, as realization of tax loss carry-forwards is dependent on each company or tax filing unit generating sufficient taxable income prior to expiration of the loss carryforwards. The estimates and assumptions used in determining future taxable income are consistent with those used in Sony’s approved forecasts of future operations. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets which are considered realizable, however, could change in the near term if estimates of future taxable income during the carryforward period are changed. A decrease in the amount of deferred tax assets considered realizable due to a change in the estimate of future taxable income may result in higher income tax expense in future periods.

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

Management bases its estimates of ultimate revenue for each film on several factors including the historical performance of similar genre films, the star power of the lead actors and actresses, the expected number of theaters at which the film will be released, anticipated performance in the home entertainment, television and other ancillary markets, and agreements for future sales. Management updates such estimates based on the actual results to date of each film. For example, a film that has resulted in lower than expected theatrical revenues in its initial weeks of release would generally have its theatrical, home video and distribution ultimate revenues adjusted downward; a failure to do so would result in the understatement of amortized film costs for the period. Since the total film cost to be amortized for a given film is fixed, the estimate of ultimate revenues impacts only the timing of film cost amortization.

For a summary of Sony’s significant accounting policies, including the critical accounting policies discussed above, please see Note 2 of Notes to the Consolidated Financial Statements.

RECENTLY ADOPTED ACCOUNTING STANDARDS

Impairment or Disposal of Long-Lived Assets

On April 1, 2002, Sony adopted Statement of Financial Accounting Standards (“FAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS No. 144 supersedes FAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and the accounting and reporting provisions of Accounting Principles Board Opinion (“APB”) No. 30 “Reporting the results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for the disposal of segments of a business. FAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and modifies the accounting and disclosure rules for discontinued operations. The adoption of the provision of FAS No. 144 did not have a material impact on Sony’s results of operations and financial position for the year ended March 31, 2003.

Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the Financial Accounting Standards Board (“FASB”) issued FAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others, effective for fiscal years beginning or transactions occurring after May 15, 2002, with early adoption encouraged. Sony elected early adoption of this statement retroactive to April 1, 2002. The adoption of this statement did not have an impact on Sony’s results of operations and financial position.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. FAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, rather than the date of an entity’s commitment to an exit plan. Sony adopted FAS No. 146 on January 1, 2003. The adoption of this statement did not have a material effect on Sony’s results of operations and financial position.

Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34”. The interpretation elaborates on the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The initial recognition and initial measurement provisions of FIN No. 45 did not have a material effect on Sony’s results of operations and financial position as at and for the fiscal year ended March 31, 2003. The disclosure provisions, which increase the required disclosure related to guarantees, have been adopted in the consolidated financial statements.

Accounting for Stock-Based Compensation—Transition and Disclosure

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123”. FAS No. 148 amends FAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. FAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. For Sony, the transition and annual disclosure requirements of FAS No. 148 are effective for the year ended March 31, 2003. Sony has accounted for its employee stock-based compensation in accordance with APB No. 25, “Accounting for Stock Issued to Employees” and, therefore, the adoption of the provisions of FAS No. 148 did not have an impact on Sony’s results of operations and financial position. Sony has adopted the disclosure-only requirements in accordance with FAS No. 148.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51”. This interpretation addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). FIN No. 46 is effective immediately for all new VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN No. 46 become effective for Sony during the second quarter of the year ending March 31, 2004. For VIEs acquired prior to February 1, 2003, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE will be recognized as a cumulative effect of an accounting change.

Sony continues to evaluate the impact of FIN No. 46 on Sony’s results of operations and financial position. However, Sony has identified potential VIEs created prior to February 1, 2003, which may be consolidated upon the adoption of FIN No. 46. If these potential VIEs are consolidated, Sony would record a charge of approximately 1.8 billion yen as a cumulative effect of accounting change and an increase in assets and liabilities of approximately 97.3 billion yen. Refer to Note 22 of Notes to Consolidated Financial Statements and “Other Financing Arrangements” for further discussion on the VIEs that are used by Sony. Sony did not enter into any new arrangements with VIEs during the period February 1, 2003 through March 31, 2003.

RECENT PRONOUNCEMENTS

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Sony adopted FAS No. 143 on April 1, 2003. The adoption of FAS No. 143 did not have a material impact on Sony’s results of operations and financial position.

Multiple Element Arrangements

In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Sony is currently evaluating the impact of adopting this guidance.

Derivative Instruments and Hedging Activities

In April 2003, the FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under FAS No. 133. Sony is currently evaluating the impact of adopting this new pronouncement.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. FAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Sony adopted FAS No. 150 during the first quarter of the year ending March 31, 2004. The adoption of FAS No. 150 did not have an impact on Sony’s results of operations and financial position.

Item 6.    Directors, Senior Management and Employees

Directors and Senior Management

Set forth below are the current Sony Corporation Board of Directors and Corporate Executive Officers, their date of birth, the year in which they were first elected, their current position at the Sony Group, prior positions, and other principal business activities outside the Sony Group as of June 20, 2003.

Board of Directors
Nobuyuki Idei	Date of Birth:	November 22, 1937
	Director (Member of the Board) since:	1989
	Current Position:	Chairman and Group Chief Executive Officer, Representative Corporate Executive Officer, Member of the Board
	Prior Positions:	1960	Entered Sony Corporation
		1988	Senior General Manager, Home Video Group, Sony Corporation
		1989	Director, Sony Corporation
		1990	Senior General Manager, Advertising & Marketing Communication Strategy Group, Sony Corporation
		1995	President and Representative Director, Chief Operating Officer, Sony Corporation
		1999	President and Representative Director, Chief Executive Officer, Sony Corporation
		2000	Chairman and Chief Executive Officer, Representative Director, Sony Corporation
	Principal Business Activities outside Sony:	Director of Nestlé S.A., Switzerland

Kunitake Ando	Date of Birth:	January 1, 1942
	Director (Member of the Board) since:	2000 (and from 1994 through 1997)
	Current Position:	President and Group Chief Operating Officer, Representative Corporate Executive Officer, Member of the Board
	Prior Positions:	1969	Entered Sony Corporation
		1985	Deputy President, Sony Prudential Life Insurance Co., Ltd. (later renamed Sony Life Insurance Co., Ltd.)
		1990	President and Chief Operating Officer, Sony Engineering and Manufacturing of America
		1994	Director, Sony Corporation
		1999	President and Chief Operating Officer, Personal IT Network Company, Sony Corporation
		2000	President and Chief Operating Officer, Representative Director, Sony Corporation
	Principal Business Activities outside Sony:	None

Teruhisa Tokunaka	Date of Birth:	August 9, 1945
	Director (Member of the Board) since:	1999
	Current Position:	Executive Deputy President and Group Chief Strategy Officer, Representative Corporate Executive Officer, Member of the Board

Officer in charge of Personal Solutions Business Group and Network Application and Content Service Sector
	Prior Positions:	1969	Entered Sony Corporation
		1989	Deputy Senior General Manager, Corporate Strategy Group, Sony Corporation
		1995	President, Sony Computer Entertainment Inc.
		1999	Senior Managing Director and Chief Financial Officer, Sony Corporation
		2000	Executive Deputy President and Chief Financial Officer, Representative Director, Sony Corporation
	Principal Business Activities outside Sony:	None

Minoru Morio	Date of Birth:	May 20, 1939
	Director (Member of the Board) since:	1988
	Current Position:	Vice Chairman and Sony Group East Asia Representative, Group Chief Production Officer, Corporate Executive Officer, Member of the Board
	Prior Positions:	1963	Entered Sony Corporation
		1988	Senior General Manager, Personal Video Systems Group, Sony Corporation
		1988	Director, Sony Corporation
		1990	Senior General Manager, Home Video Group, Sony Corporation
		1993	Executive Deputy President, Sony Corporation
		1994	President, Consumer A&V Products Company, Sony Corporation
		2000	Vice Chairman, Director, Sony Corporation
		2001	Chairman, Sony EMCS Corporation
	Principal Business Activities outside Sony:	Director, Oki Electric Industry Co., Ltd.

Teruo Masaki	Date of Birth:	August 7, 1943
	Director (Member of the Board) since:	1999
	Current Position:	Corporate Senior Executive Vice President and Group General Counsel, Corporate Executive Officer, Member of the Board, Vice Chairman of the Board
	Prior Positions:	1971	Entered Sony Corporation
		1992	Deputy Senior General Manager, Legal and Intellectual Property Group, Sony Corporation
		1997	Executive Vice President, Sony Corporation of America
		1999	Senior Managing Director, Sony Corporation
		2000	Corporate Senior Executive Vice President, Director, Sony Corporation
	Principal Business Activities outside Sony:	None

Howard Stringer	Date of Birth:	February 19, 1942
	Director (Member of the Board) since:	1999
	Current Position:	Vice Chairman and Sony Group Americas Representative, Corporate Executive Officer, Member of the Board
Officer in charge of Entertainment Business Group
Chairman and Chief Executive Officer, Sony Corporation of America
Chairman, Sony Electronics Inc.

President, Sony Broadband Entertainment Inc.
	Prior Positions:	1986	President, CBS News, U.S.A.
		1988	President, CBS Broadcast Group, CBS Inc., U.S.A.
		1995	Chairman and Chief Executive Officer, TELE-TV, U.S.A.
		1997	President, Sony Corporation of America
		1999	Director, Sony Corporation
	Principal Business Activities outside Sony:	Director of InterContinental Hotels Group

Ken Kutaragi	Date of Birth:	August 2, 1950
	Director (Member of the Board) since:	2000
	Current Position:	Executive Deputy President, Corporate Executive Officer, Member of the Board
Officer in charge of Game Business Group and Broadband Network Company
President and Chief Executive Officer, Sony Computer Entertainment Inc.
	Prior Positions:	1975	Entered Sony Corporation
		1991	Manager, PS Project, Video Disc Player Group, Sony Corporation
		1999	Executive President, Sony Computer Entertainment Inc.
		2000	Director, Sony Corporation
	Principal Business Activities outside Sony:	None

Göran Lindahl	Date of Birth:	April 28, 1945
	Director (Member of the Board) since:	2001
	Current Position:	Sony Group Europe Representative and Chairman of Sony Group in Europe, Corporate Executive Officer, Member of the Board
	Prior Positions:	1983	President, ASEA Transformers AB, Sweden
		1985	President, ASEA Transmission AB, Sweden
		1997	President and Chief Executive Officer, Asea Brown Boveri Ltd., Switzerland
		1999	Director, LM Ericsson Telephone Co., Ltd.
		2001	Director, Sony Corporation
	Principal Business Activities outside Sony:	Director, E.I. DuPont de Nemours, U.S.A. Director, Anglo American plc, U.K.

Akihisa Ohnishi	Date of Birth:	March 10, 1937
	Director (Member of the Board) since:	2003 (and from 1989 through 1993)
	Current Position:	Member of the Board
	Prior Positions:	1961	Entered Sony Corporation
		1977	Managing Director, Hispano Sony S.A.
		1988	General Manager, Accounting Division, Sony Corporation
		1989	Director, Sony Corporation
		1989	Senior General Manager, Corporate Planning Group, Sony Corporation (concurrent with prior position)
		1993	Standing Statutory Auditor, Sony Corporation
	Principal Business Activities outside Sony:	None

Iwao Nakatani	Date of Birth:	January 22, 1942
	Director (Member of the Board) since:	1999
	Current Position:	Member of the Board (Independent), Chairman of the Board
	Prior Positions:	1973	Lecturer and Researcher, Faculty of Economics, Harvard University
		1984	Professor, Faculty of Economics, Osaka University
		1991	Professor, Faculty of Commerce, Hitotsubashi University
		1999	Professor, School of Management and Information Sciences, Tama University
	Principal Business Activities outside Sony:	President, Tama University Director of Research, UFJ Institute Ltd.
Director, JSAT Corporation
Director, ASKUL Corporation

Akishige Okada	Date of Birth:	April 9, 1938
	Director (Member of the Board) since:	2002
	Current Position:	Member of the Board (Independent), Chairman of the Compensation Committee
	Prior Positions:	1991	Director, The Mitsui Taiyo Kobe Bank, Ltd.
		1995	Managing Director, The Sakura Bank, Ltd.
		1996	Senior Managing Director, The Sakura Bank, Ltd.
		1997	President, The Sakura Bank, Ltd.
	Principal Business Activities outside Sony:	Chairman of the Board (Representative Director), Sumitomo Mitsui Banking Corporation
Chairman of the Board (Representative Director), Sumitomo Mitsui Financial Group, Inc.

Hirobumi Kawano	Date of Birth:	January 1, 1946
	Director (Member of the Board) since:	2003
	Current Position:	Member of the Board (Independent), Vice Chairman of the Board
	Prior Positions:	1969	Entered the Ministry of International Trade and Industry (later renamed the Ministry of Economy, Trade and Industry, “METI”)
		1989	Director, Americas-Oceania Division, International Trade Policy Bureau
		1992	Director, General Affairs Division, Machinery and Information Industries Bureau
		1993	Director, General Coordination Division, Minister’s Secretariat
		1995	Director-General, Petroleum Department, Agency of Natural Resources and Energy
		1996	Director-General for Machinery and Information Industries Policy, Machinery and Information Industries Bureau
		1998	Director-General, Basic Industries Bureau
		1999	Director-General, Agency for Natural Resources and Energy
	Principal Business Activities outside Sony:		Executive Adviser to The Tokio Marine and Fire Insurance Co., Ltd.

Yotaro Kobayashi	Date of Birth:	April 25, 1933
	Director (Member of the Board) since:	2003
	Current Position:	Member of the Board (Independent), Chairman of the Nominating Committee
	Prior Positions:	1978	President and Chief Executive Officer, Fuji Xerox Co., Ltd.
		1996	Director, ABB Ltd., Switzerland
	Principal Business Activities outside Sony:	Chairman and Chief Executive Officer, Fuji Xerox Co., Ltd.
Director, Xerox Corporation, U.S.A.
Director, Callaway Golf Company, U.S.A.
Director, Nippon Telegraph and Telephone Corporation

Carlos Ghosn	Date of Birth:	March 9, 1954
	Director (Member of the Board) since:	2003
	Current Position:	Member of the Board (Independent)
	Prior Positions:	1985	Chief Operating Officer, Michelin—BRAZIL
		1990	Chairman, President and Chief Executive Officer, Michelin North America Inc.
	Principal Business Activities outside Sony:	President and Chief Executive Officer, Nissan Motor Co., Ltd. Director, Alcoa Inc., U.S.A. Director, Renault S.A., France

Sakie T. Fukushima	Date of Birth:	September 10, 1949
	Director (Member of the Board) since:	2003
	Current Position:	Member of the Board (Independent)
	Prior Positions:	2000	Managing Director, Korn / Ferry International—Japan
	Principal Business Activities outside Sony:

Representative Director & Regional Managing Director—Japan, Korn / Ferry International

Member, Board of Directors, Korn / Ferry International, U.S.A.

Director of Kao Corporation

Advisory Board Member, All Nippon Airways Co., Ltd.

Yoshihiko Miyauchi	Date of Birth:	September 13, 1935
	Director (Member of the Board) since:	2003
	Current Position:	Member of the Board (Independent)
	Prior Positions:	1980	Representative Director, President, ORIX Corporation
	Principal Business Activities outside Sony:

Representative Director, Chairman and Chief Executive Officer, ORIX Corporation

Director, Aozora Bank Ltd.

Director, Fuji Xerox Co., Ltd.

Director, Mercian Corporation

Director, Showa Shell Sekiyu K.K.

Yoshiaki Yamauchi	Date of Birth:	June 30, 1937
	Director (Member of the Board) since:	2003
	Current Position:	Member of the Board (Independent), Chairman of the Audit Committee
	Prior Positions:	1986	Country Managing Partner-Japan, Arthur Andersen & Co.
		1986	President, Eiwa Audit Corporation
		1991	President, Inoue Saito Eiwa Audit Corporation
		1993	Executive Director, Asahi & Co.
		1999	Director, Sumitomo Banking Corporation
Principal Business Activities outside Sony:

Deputy President, ARI Research Institute

Statutory Auditor, Stanley Electric Co., Ltd.

Director, Amana Corporation

Statutory Auditor, SEIKO WATCH CORPORATION

Director, Sumitomo Mitsui Financial Group, Inc.

In addition to Messrs. Idei, Ando, Tokunaka, Morio, Stringer, Kutaragi, Masaki and Lindahl, the four individuals set forth below are the current Sony Corporation Corporate Executive Officers. Refer to “Board Practices” below.

Corporate Executive Officers
Shizuo Takashino	Date of Birth:	September 2, 1943
	Corporate Executive Officer since:	1997
	Current Position:	Corporate Executive Officer, Executive Deputy President Officer in charge of Home Network Company, and IT and Mobile Solutions Network Company
	Prior Positions:	1962	Entered Sony Corporation
		1990	Senior General Manager, General Audio Group, Sony Corporation
		1995	Executive Vice President, Consumer A&V Products Company, Sony Corporation
		1995	Director, Sony Corporation
		1996	President, Personal A&V Products Company, Sony Corporation
		1997	Corporate Senior Vice President, (resigns as Director), Sony Corporation
		1999	President and Chief Operating Officer, Home Network Company, Sony Corporation
		2001	Network Company President, Broadband Solutions Network Company, Sony Corporation
	Principal Business Activities outside Sony:	None

Akira Kondoh	Date of Birth:	February 2, 1945
	Corporate Executive Officer since:	2000
	Current Position:	Corporate Executive Officer, Senior Executive Vice President and Group Chief Information Officer
	Prior Positions:	1989	President, Sumitomo Bank Capital Markets, Inc., U.S.A.
		1992	Director, The Sumitomo Bank, Ltd.
		1994	Managing Director, The Sumitomo Bank, Ltd.
		1999	Deputy President, Daiwa Securities SB Capital Markets Co., Ltd. (resigned as Director, The Sumitomo Bank, Ltd.)
		2000	Corporate Senior Executive Vice President and Deputy Chief Financial Officer, Sony Corporation
		2001	Corporate Senior Executive Vice President and Chief Administration Officer, Sony Corporation
		2002	Corporate Senior Executive Vice President and Corporate Treasurer, Officer in charge of Accounting, Tax and Finance, Sony Corporation
		2003	Corporate Senior Executive Vice President and Chief Information Officer, Officer in charge of Global Management Information Strategy, Accounting and Tax, Sony Corporation
	Principal Business Activities outside Sony:	None

Takao Yuhara	Date of Birth:	June 7, 1946
	Corporate Executive Officer since:	2003
	Current Position:	Corporate Executive Officer, Senior Vice President, and Group Chief Financial Officer
	Prior Positions:	1969	Entered Nippon Chemical Industrial Co., Ltd.
		1971	Entered Sony Corporation
		1995	General Manager, Planning & Control Department, Display Device Division, Component Company, Sony Corporation
		1996	Vice President, Display Company, General Manager, Planning & Control Department, Display Company, Sony Corporation
		1999	Senior Vice President, Corporate Planning & Control, Group HQ, Sony Corporation
		2001	Senior General Manager, Corporate Planning & Control, Global Hub, Sony Corporation
	Principal Business Activities outside Sony:	None

Nicole Seligman	Date of Birth:	October 25, 1956
	Corporate Executive Officer since:	2003
	Current Position:	Corporate Executive Officer and Group Deputy General Counsel, Sony Corporation Executive Vice President and General Counsel, Sony Corporation of America
	Prior Positions:	1978	Associate Editorial Page Editor for The Asian Wall Street Journal, Hong Kong
		1985	Joined Williams & Connolly LLP
		1992	Partner, Williams & Connolly LLP
		2001	Executive Vice President and General Counsel, Sony Corporation of America
	Principal Business Activities outside Sony:	None

All of the aforementioned persons, with the exception of Mr. Nakatani, Mr. Okada, Mr. Kawano, Mr. Kobayashi, Mr. Ghosn, Ms. Fukushima, Mr. Miyauchi and Mr. Yamauchi are engaged on a full-time basis in the affairs of Sony. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

Compensation

The aggregate amount of remuneration, including bonuses paid and benefits in kind granted by Sony during the fiscal year ended March 31, 2003 to all Directors, Statutory Auditors, and Executive Officers (refer to “Board Practices” below) of Sony Corporation who served during the fiscal year ended March 31, 2003, as a group (37 people), totaled 3,256 million yen. During the fiscal year ended March 31, 2003, Sony reversed an expense of 659 million yen accrued in prior years as a result of reduced compensation expense for the group referred to above. The compensation accruals set forth in the first sentence of this paragraph do not reflect such reversal. Also, as a part of Sony’s incentive compensation arrangements, Sony Corporation issued stock acquisition rights. The stock acquisition rights, which represent rights to subscribe for or purchase shares of common stock of Sony Corporation, have been granted to the Directors, Corporate Executive Officers, Group Executive Officers, and selected employees. The stock acquisition rights generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The portion of those stock acquisition rights which was granted by Sony during fiscal year ended March 31, 2003 to the Directors, Statutory Auditors, or Executive Officers as of May 31, 2003 confers rights to purchase a total number of 379 thousand shares of Sony Corporation’s Common Stock. The exercise price for these stock acqusition rights issued as of December 9, 2002 is 5,396 yen per share, and the exercise price for these stock acquisition rights issued as of March 31, 2003 is 36.57 U.S. dollars. In addition, in order to provide equity-based compensation to selected executives in Sony’s U.S. subsidiaries, Sony Corporation has issued U.S. dollar-denominated convertible bonds (“CBs”) to a holding company in the U.S., and the holding company has sold the CBs to those executives. For the purpose of carrying out this plan, the holding company lent an amount equal to the conversion price to such executives for their purchase of such CBs until the date of conversion. The CBs generally vest ratably up to three years from the date of sale and are generally exercisable up to ten years from the date of sale. The portion of those CBs which was sold by Sony during the fiscal year ended March 31, 2003 to the Directors confers rights to convert to a total number of 110 thousand shares of Sony Corporation’s Common Stock. The exercise price for these CBs is 52.29 U.S. dollars per share.

Regarding the above compensation plans, refer to Note 16 of Notes to Consolidated Financial Statements.

The aggregate amount accrued for lump-sum severance indemnities by Sony during the fiscal year ended March 31, 2003 for all Directors, Statutory Auditors, and Executive Officers of Sony Corporation as of May 31, 2003, as a group (21 people), totaled 234 million yen.

Board Practices

Pursuant to recent amendments to the Commercial Code of Japan and related legislation (including the Law for Special Exceptions to the Commercial Code concerning Audit etc. of Kabushiki-Kaisha, collectively the “Commercial Code”), which became effective on April 1, 2003 and the Articles of Incorporation of Sony Corporation, as amended, Sony Corporation adopted a new corporate governance system referred to as the “Company with Committees” system at its General Meeting of Shareholders held on June 20, 2003.

As required under the Company with Committees system, Sony Corporation has established three committees: the Nominating Committee, the Audit Committee and the Compensation Committee. Under the Commercial Code, each committee is required to consist of not less than three Directors, the majority of whom are outside Directors. As a result of adopting the committee system, Sony Corporation is required to abandon the system of Statutory Auditor and the Board of Statutory Auditors. Under the committee system, Directors as such have no power to execute the business of Sony Corporation except for limited circumstances as permitted by law. The Board of Directors has designated 12 Corporate Executive Officers (“Shikko-yaku”), some of whom are also Directors, who are responsible for execution of the business of Sony Corporation. A summary of the new governance system adopted by Sony Corporation is set forth below.

The Board of Directors determines the fundamental management policy and other important matters related to management of the Sony Group and oversees the performance of the duties of Directors and Corporate Executive Officers. Under the Commercial Code, all Directors must be elected at the General Meeting of Shareholders from among the candidates determined by the Nominating Committee. Under the Commercial Code, the terms of office of Directors expire at the conclusion of the General Meeting of Shareholders held with respect to the last closing of accounts within one year after their assumption of office. Directors may serve any number of consecutive terms, although, under the Regulations of the Board of Directors of Sony Corporation, outside Directors may not be re-elected more than five times without the consent of all Directors.

The Nominating Committee, which pursuant to the Regulations of the Board of Directors of Sony Corporation, consists of five or more Directors, determines the contents of proposals regarding the appointment and dismissal of Directors to be submitted at the General Meeting of Shareholders. As stated above, under the Commercial Code, a majority of the members of the Nominating Committee must be outside Directors. In order to qualify as an outside Director under the Commercial Code, a Director must be a person who is not engaged in the business of Sony Corporation and has never been a director, a corporate executive officer, a general manager or an employee of Sony Corporation or of any of its subsidiaries and is not a director who is also engaged in the business or a corporate executive officer of such a subsidiary or a general manager or an employee of Sony Corporation or of any subsidiary of Sony Corporation. Under the Regulations of the Board of Directors of Sony Corporation, two or more members of the Nominating Committee must concurrently be Corporate Executive Officers. The Nominating Committee is composed of the following members as of June 20, 2003: Yotaro Kobayashi, who is the Chairman of the Nominating Committee and an outside Director; Hirobumi Kawano and Carlos Ghosn, who are outside Directors; and Nobuyuki Idei and Kunitake Ando, who are Corporate Executive Officers.

Under the Regulations of the Board of Directors of Sony Corporation, the Audit Committee must consist of three or more Directors, a majority of whom, as stated above, must be outside Directors. In addition, under the Commercial Code, a member of the Audit Committee may not concurrently be a corporate executive officer, a general manager or any other employee of Sony Corporation or any of its subsidiaries, or a director who is engaged in the business of any of such subsidiaries. Further, under the Regulations of the Board of Directors of Sony Corporation, members of the Audit Committee must meet the independence and other equivalent requirements of U.S. securities laws and regulations to the extent applicable to Sony Corporation. Each member of the Audit Committee has the statutory duty to examine the consolidated and non-consolidated financial statements and business reports to be submitted by the Board of Directors at the General Meeting of Shareholders. In addition, the Audit Committee is responsible for auditing the legality and adequacy of the performance of duties of the Directors and Corporate Executive Officers. Under the Commercial Code, the Audit

Committee has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A member of the Audit Committee may note his/her opinion in the audit report if it is different from the opinion of the Audit Committee that is expressed in the audit report. The Audit Committee is composed of the following members as of June 20, 2003: Yoshiaki Yamauchi, who is the Chairman of the Audit Committee and an outside Director; Sakie T. Fukushima, who is an outside Director, and Akihisa Ohnishi, who is a Director.

As required by the Commercial Code, the Compensation Committee determines the compensation (including equity-related rights or options given for the purpose of stock incentive options) to be received by each Director and Corporate Executive Officer. In addition to such statutory duties, the Compensation Committee also proposes to the Board of Directors stock option plans (involving the issuance of share acquisition rights and other forms of stock price based compensation) to be granted to directors, officers and employees of the Sony Group. Under the Regulations of the Board of Directors, the Compensation Committee shall consist of three or more Directors and one or more members must concurrently serve as Corporate Executive Officers. As stated above, a majority of the members of the Compensation Committee must be outside Directors. The Compensation Committee is composed of the following members as of June 20, 2003: Akishige Okada, who is the Chairman of the Compensation Committee and an outside Director; Yoshihiko Miyauchi, who is an outside Director; and Teruhisa Tokunaka, who is a Corporate Executive Officer.

No Directors have service contracts with Sony providing for benefits upon termination of service as a Director.

Under the Commercial Code and the Articles of Incorporation of Sony Corporation, Sony Corporation may, by a resolution of the Board of Directors, exempt Directors from liabilities to Sony Corporation arising in connection with their failure to perform their duties to the extent permitted by law. In addition, Sony Corporation has entered into a liability limitation agreement with each outside Director which limits the maximum amount of their liabilities owed to Sony Corporation arising in connection with their failure to perform their duties to the greater of either thirty million yen (30,000,000 yen) or an amount equal to aggregate sum of the amounts prescribed in each item of Paragraph 19 of Article 266 of the Commercial Code.

The Board of Directors must appoint one or more Corporate Executive Officers who have the power and authority to determine matters as delegated by the Board of Directors. The Corporate Executive Officers are responsible for conducting all the business operations of the Sony Group within the scope of authority delegated by the Board of Directors. Significant decision-making authority has been delegated to the Corporate Executive Officer Committee, which is made up of all Corporate Executive Officers, or each Corporate Executive Officer with regard to investments, strategic alliances and other actions related to the execution of business operations. Sony Corporation believes that this significant delegation enables the Sony Group to be managed in a more dynamic and responsive manner than in the past. The terms of office of Corporate Executive Officers must expire at the conclusion of the General Meeting of Shareholders held with respect to the last closing of accounts within one year after their assumption of office. From among the Corporate Executive Officers, the Board of Directors must elect one or more Representative Corporate Executive Officers. Each of the Representative Corporate Executive Officers has the statutory authority to represent Sony Corporation in the conduct of its affairs.

Under Sony’s corporate governance system prior to June 20, 2003, “Executive Officers” had consisted of the Corporate Executive Officers (which corresponds to a different Japanese term, “Shikko-yakuin”, with a different meaning than under the current governance system) and the Group Executive Officers designated by the Board of Directors of Sony Corporation and certain senior management employees, as well as certain members of the Board, who comprised the Group Executive Committee, the Electronics Executive Committee and the Network Application and Content Services Executive Committee. Refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees” of Form 20-F for the year ended March 31, 2002.

Under the previous corporate governance system, the aggregate maximum amount of remuneration to Directors and Statutory Auditors was subject to approval at the General Meeting of Shareholders. Within such authorized aggregate maximum amount, the old compensation committee, within the Board of Directors, determined the compensation of each Director, and the Board of Statutory Auditors determined the compensation of each Statutory Auditor. In addition, that compensation committee reviewed and approved salaries and other compensation of Executive Officers. The compensation committee also reviewed and approved various other compensation policies and matters, including the review and approval of stock option plans and grants to the Directors and Executive Officers. The compensation committee was composed of the following members as of May 31, 2003: Akishige Okada, who was the Chairman of the compensation committee; Tsunao Hashimoto and Teruhisa Tokunaka. Mr. Okada was an Outside Director, and Mr. Hashimoto was an Advisor of Sony Corporation. Mr. Hashimoto was a Vice Chairman and Representative Director of Sony Corporation until June 1998. The compensation committee held seven meetings in the fiscal year ended March 31, 2003.

During the year ended March 31, 2003, the old nominating committee within the Board of Directors held five meetings. The nominating committee nominated to the board meeting candidates for the Board of Directors and Executive Officers. The nominating committee was composed of the following members as of May 31, 2003: Iwao Nakatani, who was the Chairman of the Nominating Committee; Akishige Okada, Nobuyuki Idei and Kunitake Ando. Iwao Nakatani and Akishige Okada were Outside Directors.

Employees

As of March 31, 2003, Sony had approximately 161,100 employees, including fixed-term employees, a decrease of approximately 6,900 from the number as of March 31, 2002. The decrease is attributable to a reduction of the number of employees, primarily in the Electronics and Music segments. The number of employees in the Other and Game segments increased. As of March 31, 2003, approximately 67,100 employees were located in Japan and 94,100 outside Japan, and approximately 12 percent were members of labor unions. As of March 31, 2002, Sony had approximately 168,000 employees, including fixed-term employees, a decrease of approximately 13,800 from the number as of March 31, 2001. As of March 31, 2002, approximately 68,700 employees were located in Japan and 99,300 outside Japan, and approximately 12 percent were members of labor unions. The following table shows the number of employees by segment as of March 31, 2001, 2002, and 2003.

Number of employees by segment

	March 31
	2001	2002	2003
Electronics	145,100	131,500	123,000
Game	3,700	4,100	4,400
Music	15,900	14,900	13,400
Pictures	5,600	5,500	5,700
Financial Services	5,900	6,800	6,600
Other	4,900	4,500	7,300
Unallocated-
Corporate employees	700	700	700

Total	181,800	168,000	161,100

Sony generally considers its labor relations to be good. Only a few manufacturing facilities have labor unions and, of these, only a few have union contracts (approximately 12 percent of all Sony employees are labor union members).

Regarding labor relations in the Electronics segment by area, in Asia, where Sony operates many manufacturing facilities, only a few manufacturing facilities have labor unions that have union contracts. Sony is currently working towards the conclusion of negotiations with a labor union regarding the terms of severance for employees who had been working at a manufacturing facility in Indonesia which was closed in the second half of the fiscal year ended March 31, 2003. Sony expects that the outcome of these negotiations will not have a significant impact on its consolidated financial results. In the U.S., no manufacturing facilities have labor unions that have union contracts. In Mexico, one manufacturing facility has a labor union that has a union contract, but labor relations are good and there have been no significant problems in renegotiating the contract. In Europe, Sony maintains good labor relations with the Work Councils in each country, and, while some employees belong to unions, they are not eligible for union contracts.

In the Music segment, overall employee and labor relations at Sony Music Entertainment Inc. are good. Sony Music’s entire U.S. manufacturing and distribution operations remain non-unionized. Sony Music Studio is a signatory to a union contract with the International Brotherhood of Electrical Workers (IBEW), which represents a unit of recording engineers. Sony is also subject to agreements with the American Federation of Television and Radio Artists (AFTRA), which represents recording artists, and the American Federation of Musicians (AFM), which represents musicians. The union contract with AFTRA is being renegotiated. Renegotiation of the union contract with the IBEW started in May 2003, but Sony does not currently believe these negotiations will interfere with its music production activities.

In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2003, renegotiations of union contracts with the International Alliance of Theatrical Employees and Moving Pictures Technicians, Artists and Allied Crafts of the US and Canada (IATSE), the Union of British Columbia Performers, and the British Columbia Film Council were completed without any production interruptions. Renegotiations with Alliance of Canadian Cinema, Televisions and Radio Artists (ACTRA) is ongoing but Sony does not currently believe that these negotiations will interfere with its film or television production activities.

Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

Share Ownership

The following is the total number of shares of Sony Corporation’s Common Stock beneficially owned by Directors, Statutory Auditors and Executive Officers as of May 31, 2003 (21 people). Refer to “Board Practices” above.

Title of class	Identity of person or group	Number of shares beneficially owned (in thousands)	Percentage of class
Common Stock	Directors, Statutory Auditors and Executive Officers	127	0.01

None of Sony’s Directors, Statutory Auditors and Executive Officers is the beneficial owner of more than one percent of Sony Corporation’s Common Stock.

Regarding compensation plans, following the amendments to the Commercial Code of Japan effective May 2002, Sony integrated different equity-related securities it had previously issued for the purpose of giving stock incentives into one unified stock option right, namely, stock acquisition rights. During the fiscal year ended March 31, 2003, Sony has granted stock acquisition rights, which represent rights to subscribe to or purchase shares of common stock of Sony Corporation, to Directors, Corporate Executive Officers, Group Executive Officers, and selected employees. The stock acquisition rights generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant.

Year granted (Year ended March 31)	Total number of shares subject to stock acquisition rights (in thousands)	Exercise price per share
2003	200	36.57 U.S. dollars
2003	379	5,369 yen

Prior to the introduction of stock acquisition rights, Sony had granted warrants, which represent rights to subscribe to Sony Corporation’s Common Stock, to Directors, Corporate Executive Officers, Group Executive Officers, and selected employees. The warrants generally vest ratably up to three years from the date of grant and are generally exercisable up to six years from the date of grant. The following table shows the portion of those warrants which were granted by Sony to Directors, Statutory Auditors, and Executive Officers as of May 31, 2003 and which were outstanding as of the same date. The exercise price per share has been adjusted for the two-for-one stock split effective on May 19, 2000 and is subject to anti-dilution adjustment.

Year granted (Year ended March 31)	Total number of shares to be called for by warrants (in thousands)	Exercise price per share (yen)
1999	156	6,264
2000	199	7,167
2001	275	12,457
2002	306	6,039

In addition, in order to provide equity-based compensation to selected executives at Sony’s U.S. subsidiaries, Sony Corporation has issued U.S. dollar-denominated CBs to a holding company in the U.S. and the holding company has sold the CBs to those executives. The CBs generally vest ratably up to three years from the date of sale and are generally exercisable up to ten years from the date of sale. The following table shows the portion of those CBs which were held by Directors as of May 31, 2003 and which were outstanding as of the same date.

Year issued (Year ended March 31)	Total number of shares to be called for by CBs (in thousands)	Exercise price per share (U.S. dollars)
2001	60	122.98
2002	106	71.28
2003	110	52.29

Furthermore, Sony has granted stock appreciation rights (“SARs”) in Japan, Europe, and the U.S. to selected employees. Under the terms of these plans, employees receive upon exercise cash equal to the amount by which the market price of Sony Corporation’s Common Stock exceeds the strike price of the SARs. The SARs generally vest ratably up to three years from the date of grant and are generally exercisable up to six years from the date of grant. The following table shows the portion of those SARs which were granted by Sony to selected employees who are Directors, Statutory Auditors, or Executive Officers as of May 31, 2003 and which were outstanding as of the same date. The exercise price per share has been adjusted for the two-for-one stock split and is subject to anti-dilution adjustment. A range of exercise prices is given when such compensation was granted several times during the respective fiscal year.

Year granted (Year ended March 31)	Total number of shares to be called for by SARs (in thousands)	Exercise price per share (Yen for the Japanese plan, U.S. dollars for the U.S. plan)
The Japanese plan
1998	35	From 5,828 to 6,143
1999	11	5,586
2000	5	From 7,186 to 7,445

The U.S. plan
1999	312	From 37.28 to 43.41

Regarding the above compensation plans, refer to Note 16 of Notes to Consolidated Financial Statements.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

Persons or groups that owned of record or beneficially more than five percent of the outstanding Common Stock as of March 31, 2003 were as follows:

Title of class	Identity of person or group	Number of shares owned (in thousands)	Percentage of class owned
Common Stock	Moxley & Co.	63,004	6.8

Moxley & Co. is a nominee of JPMorgan Chase Bank, which is a depositary of Sony Corporation’s ADRs. There was no significant change in the percentage ownership held by any major shareholders during the past three years. Major shareholders of Sony Corporation do not have different voting rights.

As of March 31, 2003, there were 925,457,176 shares of Common Stock outstanding, of which 62,890,786 shares were in the form of ADRs and 73,833,281 shares were held of record in the form of Common Stock by residents in the U.S. The number of registered ADR holders was 7,487, and the number of registered holders of shares of Common Stock in the U.S. was 258.

To the knowledge of Sony Corporation, it is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly. As far as is known to Sony Corporation, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of Sony Corporation.

Related Party Transactions

In the ordinary course of business, Sony purchases materials, supplies, and services from numerous suppliers throughout the world, including firms with which certain members of the Board of Directors are affiliated. During the fiscal year ended March 31, 2003, Sony had the following sales/purchase transactions with equity affiliates accounted for under the equity method: sales of approximately 89.9 billion yen to Sony Ericsson Mobile Communications, AB (“SEMC”), a joint venture focused on mobile phone handsets, and approximately 62.8 billion yen to Kyoshin Technosonic Co., Ltd (“Kyoshin”), a joint venture focused on marketing semiconductors and other electronic components and purchases of approximately 46.2 billion yen from Oita TS Semiconductor Corporation, and approximately 24.0 billion yen from S.T. Liquid Crystal Display Corp. (“ST-LCD”), an LCD joint venture in Japan. As of March 31, 2003, Sony had notes and accounts receivable, trade of approximately 18.6 billion yen owed by Kyoshin and approximately 11.8 billion yen owed by SEMC, and had advances of approximately 12.5 billion yen owed by American Video Company, a joint venture which produces CRT glass material in the U.S. Sony does not consider the amounts involved in such transactions to be material to its business. Refer to Note 5 of Notes to Consolidated Financial Statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation have performed and continue to perform commercial banking services for Sony. Akishige Okada, elected as a Sony Corporation Director effective as of June 20, 2002, is a Representative Director of Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation. Yoshiaki Yamauchi, elected as a Sony Corporation Director effective as of June 20, 2003, is a Director of Sumitomo Mitsui Financial Group, Inc.

In the first quarter of the fiscal year ended March 31, 2003, Sony Music Entertainment and AOL Time Warner Inc.’s Warner Music Group each sold the majority of their holding in CHC to Blackstone Capital Partners, an affiliate of The Blackstone Group, an investment bank. Peter G. Peterson, Chairman of The Blackstone Group, served on the Board of Directors of Sony from June 1991 to June 2002.

Interests of Experts and Counsel

Not Applicable

Item 8.    Financial Information

Consolidated Statements and Other Financial Information

Refer to Consolidated Financial Statements and Notes to Consolidated Financial Statements.

Legal Proceedings

Under the terms of a consent decree entered into with the Federal Trade Commission (the “FTC”) in May 2000, SMEI agreed, among other things, to refrain from adopting any minimum advertised price program (“MAP”) for seven years and from entering into any agreement with a dealer to control or maintain the resale price of any SMEI prerecorded music product. Subsequent to the announcement of this arrangement with the FTC, 90 purported class actions have been filed against SMEI and other record companies in state and federal courts across the U.S., based in whole or in part on the adoption and implementation of minimum advertised price programs and alleging violations of U.S. federal and/or state antitrust laws as well as various state unfair competition laws. Although one of the original complaints set forth specific monetary damages in excess of $500 million, the operative complaints in the federal and state-court MAP cases assert claims for treble damages but do not set out a specific claim for damages.

Of the 90 MAP-related class actions brought against SMEI and other record companies, 35 lawsuits were brought in state courts. Seven of these cases were voluntarily dismissed. Motions to dismiss four cases have been granted (two each in New York and Wisconsin) and one of the New York dismissals is being appealed. One case in Texas was dismissed for want of prosecution, and five cases (in Florida, Illinois, Massachusetts, Minnesota, and New Jersey) have been stayed pending determination of MDL 1361. The eighteen cases pending in California state courts have been consolidated into Judicial Council Coordination Proceeding No. 4123, discovery in which was conducted in coordination with MDL 1361, referenced below.

Fifty-five MAP-related cases were brought in federal courts. Three of these cases have been voluntarily dismissed, and the remainder are consolidated for coordinated pretrial proceedings in the U.S. District Court for the District of Maine under the caption In re: Compact Disc Minimum Advertised Price Antitrust Litigation, MDL Docket No. 1361 (“MDL 1361”). Plaintiffs in 50 of the private federal actions have filed a single consolidated amended complaint. The cases consolidated in MDL 1361 also include an action brought by the attorneys general of 45 states and territories alleging price fixing and unfair competition. In addition to the record companies, each of these actions names three retailers as defendants. Also consolidated in MDL 1361 is a purported class action brought on behalf of consumers who purchased CDs from music clubs. In addition to the record companies, this action names as defendants two music clubs (The Columbia House Company and BMG Direct Marketing, Inc.).

In March 2001, defendants’ motion to dismiss the attorneys general’s complaint was denied, and defendants’ motion to dismiss the private plaintiffs’ consolidated amended complaint was granted in part and denied in part. Defendants’ motion to dismiss the music club consumers’ second amended complaint is pending. Defendants answered each of the pending complaints, the court has entered a comprehensive scheduling order, and discovery began on both class and merits issues.

On January 28, 2002, SMEI entered into a non-binding Memorandum of Understanding with the plaintiff states and private plaintiffs in MDL 1361 (other than the plaintiffs in the music club consumers’ action). Each of the other record company defendants also entered into such a Memorandum of Understanding. The parties entered into a written settlement agreement on September 26, 2002. The settlement was given preliminary approval by the Court and notice was given to members of the settlement class and to the persons represented by the attorneys general of the Plaintiff States. On May 22, 2003, a hearing was held in which the Court considered motions for final approval of the settlements of the MAP litigation and heard objections to the settlement. On

June 13, 2003 the Court issued a Decision and Order that approved the settlement agreement and certified a class, and on July 13, 2003 entered a Final Judgment and Order approving the settlements, certifying the settlement class, dismissing the actions with prejudice, and awarding certain fees and costs to Plaintiffs’ counsel. The settlement provides for release of both federal and state claims related to the matters asserted. An injunction is included in the Final Order and Judgment that will bar others who have not opted out from the federal action from litigating the claims in other jurisdictions.

Under the terms of the settlement, the record company defendants each agreed to make a cash payment (12,523,000 U.S. dollars in SMEI’s case) and to provide CDs (valued at 14,701,500 U.S. dollars in SMEI’s case). The total cash payment made by the record company defendants was 64,300,000 U.S. dollars, and 75,700,000 U.S. dollars in product will also be provided. The Final Judgment and Order includes an injunction similar in its substantive terms to those contained in the FTC consent decree described above. In entering the agreement, SMEI and the other defendants continued to deny each of the claims asserted against them and the agreement, by its terms, does not constitute an admission of liability.

On July 11, 2003 one of the objectors to the settlement filed an appeal to the U.S. Court of Appeals for the First Circuit.

On May 30, 2002, SMEI and each of the other defendants in the action brought on behalf of music club consumers entered into a non-binding Memorandum of Understanding with the plaintiffs in the music club consumer class action. The parties entered into a written settlement agreement on July 31, 2002. The settlement was given preliminary approval by the Court and notice was given to members of the settlement class. A motion for final approval of this settlement was also heard on May 22, 2003; objections were presented and on June 13, 2003 the Court disapproved the settlement agreement. On July 25, 2003 the parties entered into an amended settlement, and a motion for preliminary approval of the amended settlement was filed with the court on July 31, 2003.

In 1995, a purported class action against SMEI and other record companies was filed in U.S. District Court for the Central District of California by direct purchasers of music CDs, alleging a conspiracy to fix the wholesale prices of CDs, seeking an injunction and treble damages. In 1996, the defendants’ motion to dismiss the amended complaint was granted. In 1997, the Ninth Circuit reversed the dismissal and remanded the case to the District Court. In 1998, this action and a number of other actions asserting similar claims filed in various federal district courts were consolidated for pretrial purposes under the caption In re: Compact Disc Antitrust Litigation, MDL Docket No. 1216 (“MDL 1216”). SMEI has answered the complaints, denying their material allegations. Discovery (other than that related to expert issues) has concluded. In June 2000 plaintiffs’ motion to certify a class of all direct CD purchasers was denied, and the Ninth Circuit denied plaintiffs’ motion for leave to appeal that decision. Defendants’ motion for summary judgment is pending.

Since 1998, purported class actions against SMEI and other record companies have also been filed in state courts in Tennessee, Florida, Kansas, Michigan, New Mexico, New York, North Dakota, West Virginia and the District of Columbia on behalf of persons who purchased CDs indirectly, alleging a conspiracy to fix the wholesale prices of CDs (the “indirect purchaser actions”). Defendants’ motions to dismiss have been denied in Tennessee, Kansas and Michigan, some portions of the plaintiffs’ claims have been dismissed in the District of Columbia and New Mexico; motions to dismiss have also been made in Florida, New York and West Virginia. In the Tennessee indirect purchaser action, Defendants’ motion to exclude non-residents of Tennessee from the purported class was granted on March 30, 2001, discovery of purported class representative plaintiffs and of third parties commenced in May 2001 and a hearing on plaintiffs’ motion for class certification has been continued. In the Michigan indirect purchaser action, SMEI answered the complaint on May 14, 2001, plaintiffs filed a motion for class certification on June 8, 2001, and non-party discovery on class issues was begun in June 2001. The actions in Michigan, Kansas and North Dakota have been dismissed without prejudice in light of the non-binding Memorandum of Understanding described below. SMEI has not answered the complaints, nor have discovery or class certification proceedings commenced, in the pending indirect purchaser actions.

A non-binding Memorandum of Understanding (“MOU”) was signed on November 2, 2001 reflecting settlements in principle of the federal litigation pending in MDL 1216 in the U.S. District Court for the Central District of California and the state-court indirect purchaser actions described in the preceding paragraph. Pursuant to that MOU and an Escrow Agreement, SMEI has deposited $9.29 million, which is its share of the cash settlement amount, in an escrow account. SMEI is, under the terms of the MOU, also responsible for its share of redeemable product certificates, which, if fully redeemed, would be in the total face amount of $15 million, to be allocated among four other defendants and SMEI. If the settlement is finally approved, it will result in dismissal of all the claims against SMEI and its co-defendants in MDL 1216 and in the indirect purchaser actions. The claims in MDL 1216 will include claims of both direct and indirect purchasers of CDs for resale. A settlement agreement was signed as of May 19, 2003 by the parties to MDL 1216, and the U.S. District Court for the Central District of California granted preliminary approval to the agreement on June 11, 2003. The Court set November 3, 2003 as the date for a hearing on the fairness, reasonableness and adequacy of the proposed settlement and directed that notice of the proposed settlement be provided to the potential class members. Under the terms of the MOU and of the MDL 1216 settlement agreement, consummation of the settlement requires approval of the settlement by the federal court in California and the state court in Tennessee (as well as affirmance of such approval on appeal, if any).

In 1993, a purported class action was filed in U.S. District Court in Georgia on behalf of an alleged class of music performers and deceased performers against SMEI and other record companies, alleging violations of the Employee Retirement Income Security Act (“ERISA”), breach of contractual and fiduciary duties, and violations of the Racketeer Influenced and Corrupt Organizations (“RICO”) Act. Damages sought included substantial, but unspecified, monetary damages and treble damages. After consolidating this action with another, similar suit, the Court dismissed the ERISA claims. The Court denied a motion to dismiss state-law breach of contract and fraud claims, a motion for summary judgment on the RICO claims, and the plaintiffs’ motions for class certification. In 2000, the Eleventh Circuit affirmed the District Court’s dismissal of the ERISA claims and denial of class certification. In March 2001, plaintiffs filed a Petition for a Writ of Certiorari in the U.S. Supreme Court, which was denied in June 2001. The case continues to be litigated with the remaining individual plaintiffs.

In addition, Sony Corporation and certain of its subsidiaries are defendants in several other pending lawsuits. However, based upon the information currently available to Sony, management of Sony believes that damages from such lawsuits, if any, would not have a material effect on Sony’s consolidated financial results and condition.

Dividend Policy

A year-end cash dividend of 12.5 yen per share of Sony Corporation common stock was approved at the General Meeting of Shareholders, which was held on June 20, 2003. Sony Corporation had already paid 12.5 yen per share to each shareholder; accordingly the annual cash dividend per share was 25.0 yen.

Sony believes that by continuously increasing corporate value, its shareholders can be rewarded. Accordingly, as for retained earnings, Sony plans to utilize them to carry out various investments that are indispensable for ensuring future growth and strengthening competitiveness.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report. Regarding subsequent events after the end of March 2003, refer to “Strategic Developments and Forecast” in “Item 5. Operating and Financial Review and Prospects.”

Item 9.    The Offer and Listing

Offer and Listing Details

Not Applicable

Plan of Distribution

Not Applicable

Markets

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

In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), a directly and indirectly wholly-owned subsidiary of Sony Corporation which is engaged in Internet-related services. The subsidiary tracking stock, totaling 3,072,000 shares, was issued at 3,300 yen per share and listed on the TSE. The shares were not offered or sold in the U.S.

Trading on the TSE and NYSE

The following table sets forth for the periods indicated the reported high and low sales prices per share of Sony Corporation’s Common Stock on the TSE and the reported high and low sales prices per share of Sony Corporation’s ADS on the NYSE.

	Tokyo Stock Exchange Price Per Share of Common Stock (Yen)		New York Stock Exchange Price Per Share of ADS (U.S. Dollars)
	High	Low	High	Low
Annual highs and lows
The fiscal year ended March 31, 1999*	6,745	3,615	50.38	30.13
The fiscal year ended March 31, 2000*	16,950	5,360	157.38	44.63
The fiscal year ended March 31, 2001	15,100	7,510	141.25	65.40

Quarterly highs and lows
The fiscal year ended March 31, 2002
1st quarter	10,340	8,020	85.75	65.15
2nd quarter	8,280	4,080	66.00	33.02
3rd quarter	6,260	3,960	50.25	32.80
4th quarter	7,320	5,520	57.10	40.60

The fiscal year ended March 31, 2003
1st quarter	7,460	5,800	59.95	47.91
2nd quarter	6,360	4,810	53.49	40.20
3rd quarter	5,590	4,850	45.84	39.79
4th quarter	5,130	4,070	43.40	34.85

Monthly highs and lows
2002
December	5,520	4,960	45.05	40.88
2003
January	5,130	4,620	43.40	39.33
February	4,840	4,430	40.15	37.66
March	4,600	4,070	38.31	34.85
April	4,240	2,720	35.82	23.16
May	3,190	2,775	27.44	24.01
June	3,590	3,220	29.99	27.60
July	4,050	3,350	34.38	28.33
August (through August 25)	3,880	3,500	33.40	29.39

*	The reported high and low share prices of Sony Corporation for the fiscal years ended March 31, 2000, 1999 and 1998, have been restated for the two-for-one stock split that has become effective on May 19, 2000. Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

On August 25, 2003, the closing sales price per share of Sony Corporation’s Common Stock on the TSE was 3,830 yen. On August 25, 2003, the closing sales price per share of Sony Corporation’s ADS on the NYSE was 32.58 U.S. dollars.

Selling Shareholders

Not Applicable

Dilution

Not Applicable

Expenses of the Issue

Not Applicable

Item 10.    Additional Information

Share Capital

Not Applicable

Memorandum and Articles of Association

Organization

Sony Corporation is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code (shoho) of Japan. It is registered in the Commercial Register (shogyo tokibo) maintained by the Shinagawa Branch Office of the Tokyo Bureau of Legal Affairs.

Objects and purposes

Article 3 of the Articles of Incorporation of Sony Corporation provides that its purpose is to engage in the following business activities:

(i)	manufacture and sale of electronic and electrical machines and equipment, medical instruments, optical instruments and other equipment, machines and instruments;

(ii)	planning, production and sale of audio-visual software and computer software programs;

(iii)	manufacture and sale of metal industrial products, chemical industrial products and ceramic industrial products, textile products, paper products and wood-crafted articles, daily necessities, foodstuffs and toys, transportation machines, equipment, petroleum and coal products;

(iv)	real estate activities, construction business, transportation business and warehousing business;

(v)	publishing business and printing business;

(vi)	advertising agency business, insurance agency business, broadcasting enterprise, recreation business such as travel, management of sporting facilities, etc. and other service enterprises;

(vii)	financial business;

(viii)	Type I and Type II telecommunications business under the Telecommunications Business Law;

(ix)	investment in stocks and bonds, etc.;

(x)	manufacture, sale, export and import of products which are incidental to or related to those mentioned above;

(xi)	rendering of services related to those mentioned above;

(xii)	investment in businesses mentioned above operated by other companies or persons; and

(xiii)	all businesses which are incidental or related to those mentioned above.

Directors

Under the Commercial Code (including the Law for Special Exemptions to the Commercial Code concerning the audit and other aspects of joint stock corporations, collectively the “Commercial Code”), Directors have no power to execute the business of Sony Corporation except for limited circumstances permitted by law. If a Director also serves concurrently as a Corporate Executive Officer, then he/she can execute the business of Sony Corporation in the capacity of Corporate Executive Officer. Under the Commercial Code, Directors must refrain from engaging in any business competing with Sony Corporation unless approved by the Board of Directors, and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution. The amount of remuneration to each Director is determined by the Compensation Committee, which consists of Directors, the majority of whom are outside Directors (refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees”). No member of the Compensation Committee may vote on a resolution with respect to his/her own compensation as a Director or a Corporate Executive Officer.

Except as stated below, neither the Commercial Code nor Sony Corporation’s Articles of Incorporation make a special provision as to the borrowing powers exercisable by Directors, their retirement age, or a requirement to hold any shares of capital stock of Sony Corporation.

The Commercial Code specifically requires a resolution of the Board of Directors or a determination of the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors for Sony Corporation to acquire or dispose of material assets; to borrow a substantial amount of money; to employ or discharge from employment important employees, such as general managers; and to establish, change or abolish a material corporate organization such as a branch office. The Regulations of the Board of Directors of Sony Corporation require a resolution of the Board of Directors for Sony Corporation’s borrowing or lending in an amount not less than fifty billion yen or its equivalent.

Capital stock

Unless otherwise indicated or the context otherwise requires, the following discussion applies equally to both the shares of Common Stock and the shares of subsidiary tracking stock.

(General)

Set forth below is information relating to Sony Corporation’s capital stock, including brief summaries of the relevant provisions of Sony Corporation’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code and related legislation.

In order to assert shareholders’ rights against Sony Corporation, a shareholder must, except as set forth below, have its name and address registered on Sony Corporation’s register of shareholders, in accordance with Sony Corporation’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights against Sony Corporation.

UFJ Trust Bank Limited is the transfer agent for Sony Corporation’s capital stock. As such, it keeps Sony Corporation’s registers of shareholders and beneficial shareholders in its office at 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, and records transfers of shares upon presentation of the certificates representing the transferred shares.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center, Inc. or JASDEC. If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as a securities company or bank having a clearing account with JASDEC. All shares deposited with JASDEC will be registered in the name of JASDEC on Sony Corporation’s register of shareholders. Each participating shareholder will in turn be registered on Sony Corporation’s register of beneficial shareholders and be treated in the same way as shareholders registered on

Sony Corporation’s register of shareholders. Entry of the share transfer in the books maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial shareholders may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from Sony Corporation. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

(Authorized capital)

Article 5 of the Articles of Incorporation of Sony Corporation provides that Sony Corporation may issue both shares of Common Stock and shares of subsidiary tracking stock. Subsidiary tracking stock is stock which dividend rights track the dividend rights of a particular subsidiary of Sony Corporation. The rights of the holders of such stock may be different from those of the holders of Sony Corporation’s Common Stock in certain other respects such as rights to receive residual assets in the event of liquidation of Sony Corporation.

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

All shares of capital stock of Sony Corporation have no par value.

(Dividends)

The Articles of Incorporation of Sony Corporation provide that the accounts shall be closed on March 31 of each year. Year-end dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, a Corporate Executive Officer designated by the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Audit Committee and to independent certified public accountants and then submitted for approval to the Board of Directors. Unless the Audit Committee or any independent certified accountant state their objection in their audit report, such proposal shall be deemed to be approved by the shareholders when approved by the Board of Directors. In addition to year-end dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders, beneficial shareholders and pledgees of record at the end of each September 30, without shareholders’ approval, but subject to the limitation described below.

The Commercial Code provides that, a company may not make any distribution of profit by way of dividends or interim dividends unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period or equal to one-tenth of the amount of interim dividends until the aggregate amount of its additional paid-in capital and its legal reserve equals to one-quarter of its stated capital. Under the Commercial Code, Sony Corporation is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of:

(i)	its stated capital;

(ii)	its additional paid-in capital;

(iii)	its accumulated legal reserve;

(iv)	the legal reserve to be set aside in respect of the fiscal period concerned; and

(v)	other amounts as provided for by an ordinance of the Ministry of Justice.

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of Sony Corporation’s accounts, but adjusted to reflect (x) any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, (y) any subsequent transfer of retained earning to stated capital and (z) if Sony Corporation has been authorized, pursuant to a resolution of a General Meeting of Shareholders, to purchase shares of its Common Stock or shares of its subsidiary tracking stock (refer to “(Acquisition by Sony Corporation of its capital stock)” and “Subsidiary tracking stock—(Acquisition by Sony Corporation of its subsidiary tracking stock)” below) the total amount of the purchase price of such shares so authorized by such resolution that may be paid by Sony Corporation. Interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (v) above.

In Japan the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

Under its Articles of Incorporation, Sony Corporation is not obliged to pay any dividends which are left unclaimed for a period of five years after the date on which they first became payable.

(Stock Splits)

Sony Corporation may at any time split shares in issue into a greater number of shares by a resolution of the Board of Directors or a determination of the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors, and may amend its Articles of Incorporation to increase the number of the authorized shares to be issued to allow the stock split pursuant to a resolution of the Board of Directors or a determination of the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors rather than a special resolution of a General Meeting of Shareholders which is otherwise required for amending the Articles of Incorporation.

In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. When a stock split is to be made Sony Corporation must give public notice of the stock split, specifying the record date thereof, at least two weeks prior to such record date. In addition, promptly after the stock split takes effect, Sony Corporation must give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split.

(General Meeting of Shareholders)

The Ordinary General Meeting of Shareholders of Sony Corporation for each fiscal year is normally held in June of each year in Tokyo, Japan. In addition, Sony Corporation may hold an Extraordinary General Meeting of Shareholders whenever necessary by giving notice thereof at least two weeks prior to the date set for the meeting.

Notice of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to such shareholder’s resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Commercial Code, such notice may be given to shareholders by electronic means, subject to obtaining consent by the relevant shareholders. The record date for an Ordinary General Meeting of Shareholders is March 31 of each year.

Any shareholder or group of shareholders holding at least three percent of the total number of voting rights for a period of six months or more may require the convocation of a General Meeting of Shareholders for a particular purpose. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of the total number of voting rights for a period of six months or more may propose a matter to be considered at a General Meeting of Shareholders by submitting a written request to a Director at least eight weeks prior to the date set for such meeting.

(Voting rights)

So long as Sony Corporation maintains the unit share system, a holder of shares (whether shares of Common Stock or shares of subsidiary tracking stock) constituting one or more units is entitled to one vote for each such unit of stock (refer to “(Unit share system)” below, currently 100 shares constitue one unit), except that no voting rights with respect to shares of capital stock of Sony Corporation are afforded to Sony Corporation or any corporate shareholder more than one-quarter of the total voting rights of which are directly or indirectly held by Sony Corporation. If Sony Corporation eliminates from its Articles of Incorporation the provisions relating to units of stock, holders of capital stock will have one vote for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation of Sony Corporation, a resolution can be adopted at a General Meeting of Shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code and Sony Corporation’s Articles of Incorporation provide, however, that the quorum for the election of Directors shall not be less than one-third of the total number of voting rights of all the shareholders. Sony Corporation’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may cast their vote in writing and may also exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Shareholders may also exercise their voting rights by electronics means by a resolution of the Board of Directors or a determination of the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors to permit such method of exercising voting rights.

The Commercial Code and the Articles of Incorporation of Sony Corporation provide that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Director, dissolution, merger or consolidation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation, share exchange or share transfer requiring shareholders resolution for the purpose of establishing 100 percent parent-subsidiary relationships, any splitting of the company into two or more corporations requiring shareholders resolution, any offering of new shares at a “specially favorable” price to any persons other than shareholders, any granting of rights to subscribe for or acquire shares from Sony Corporation (shinkabu-yoyakuken; “stock acquisition rights”) or bonds with stock acquisition rights, under “specially favorable” conditions to any persons other than shareholders, the quorum shall be one-third of the total number of voting rights of all the shareholders, and the approval by at least two-thirds of the number of voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).

(Issue of additional shares and pre-emptive rights)

Holders of Sony Corporation’s shares of capital stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares (whether of Common Stock or of subsidiary tracking stock) may be issued at such times and upon such terms as the Board of Directors determines or as the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “(Voting rights)” above. The Board of Directors or the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors may, however, determine that shareholders of a particular class of stock shall be given subscription rights regarding a particular issue of new shares of that class, in which case such rights must be given on uniform terms to all shareholders of that class of stock as at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

The right to subscribe for new shares may be made generally transferable by a resolution of the Board of Directors or a determination of the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors. Whether Sony Corporation will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings. If subscription rights are not made generally transferable, transfers by a non-resident of Japan or a corporation organized under the laws of a foreign country or whose principal office is located in a foreign country will be enforceable against Sony Corporation and third parties only if Sony Corporation’s prior written consent to each such transfer is obtained. When such consent is necessary in the future for the transfer of subscription rights, Sony Corporation intends to consent, on request, to all such transfers by such a non-resident or foreign corporation.

Subject to certain conditions, Sony Corporation may issue stock acquisition rights by a resolution of the Board of or a determination of the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, Sony Corporation will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of treasury stock held by it.

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

(Record date)

March 31 is the record date for Sony Corporation’s year-end dividends if declared. So long as Sony Corporation maintains the unit share system, the shareholders and beneficial shareholders who are registered as the holders of one or more unit of stock in Sony Corporation’s register of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the Ordinary General Meeting of Shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, Sony Corporation may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks prior public notice.

The price of shares generally goes ex-dividend or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

(Acquisition by Sony Corporation of its capital stock)

Sony Corporation may acquire its own shares through a stock exchange on which such shares are listed (pursuant to an ordinary resolution of an Ordinary General Meeting of Shareholders), by way of tender offer (pursuant to an ordinary resolution of an Ordinary General Meeting of Shareholders), or by purchase from a specific party other than a subsidiary of Sony Corporation (pursuant to a special resolution of an Ordinary General Meeting of Shareholders) or from a subsidiary of Sony Corporation (pursuant to a resolution of the Board of Directors or a determination of the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors). When such acquisition is made by Sony Corporation from a specific party other than a subsidiary of Sony Corporation, any other shareholder may make a request to a Director in writing, not later than five days prior to the relevant shareholders’ meeting, to include him/her as the seller in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, including that in cases other than the acquisition by Sony Corporation of its own shares from a subsidiary of Sony Corporation, the total amount of the purchase price may not exceed the sum of the amount of retained earnings available for year-end dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant Ordinay General Meeting of Shareholders), minus the sum of the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital in respect of the relevant fiscal year pursuant to a resolution of such general meeting of shareholders. If Sony Corporation purchases shares from its subsidiaries, the total amount of the purchase price may not exceed the amount of the retained earnings available for an interim dividend payment minus the amount of any interim dividend Sony Corporation actually paid. However, if it is anticipated that the net assets on the non-consolidated balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (v) to “(Dividends)” above, Sony Corporation may not acquire such shares.

Shares acquired by Sony Corporation may be held by it for any period or may be retired by resolution of the Board of Directors or a determination of the Corporate Executive Officer to whom the the authority to make such a determination has been delegated by a resolution of the Board of Directors. Sony Corporation may also transfer (public or private sale or otherwise) to any person the shares held by it, subject to a resolution of the Board of Directors or a determination of the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “(Issue of additional shares and pre-emptive rights)” above. Sony Corporation may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

(Unit share system)

The Articles of Incorporation of Sony Corporation provide that 100 shares constitute one “unit” of shares of stock. The Board of Directors or the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors is permitted to amend the Articles of Incorporation to reduce the number of shares that constitute a unit or to abolish the unit share system entirely. The number of shares constituting one unit cannot exceed 1,000 shares or one-two hundredth (1/200) of the aggregate number of all issued shares.

Under the unit share system, shareholders have one voting right for each unit of stock that they hold. Any number of shares less than one full unit have no voting rights nor rights related to voting rights. The Articles of Incorporation of Sony Corporation provide that no share certificates may be issued with respect to any number of shares constituting less than one full unit, unless Sony Corporation deems the issue of such share certificates to be necessary for any shareholder(s). As the transfer of shares normally requires delivery of the certificates therefore, fractions of a unit for which no share certificate has been issued are not transferable.

Except as otherwise described above, holders of the shares constituting less than one full unit will have all the rights granted to shareholders under the Commercial Code.

A holder of shares constituting less than one full unit may require Sony Corporation to purchase such Shares at their market value in accordance with the provisions of the Share Handling Regulations of Sony Corporation.

The Articles of Incorporation of Sony Corporation provide that a holder of shares constituting less than one full unit may request Sony Corporation to sell to such holder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock. Such request by a holder and the sale by Sony Corporation must be made in accordance with the provisions of the Share Handling Regulations of Sony Corporation.

A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than one full unit. Although, as discussed above, under the unit share system holders of less than one full unit have the right to require Sony Corporation to purchase their shares or sell shares held by Sony Corporation to such holders, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of capital stock representing less than one full unit and, therefore, are unable, as a practical matter, to exercise the rights to require Sony Corporation to purchase such underlying shares or sell shares held by Sony Corporation to such holders. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots less than one full unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

(Sale by Sony Corporation of shares held by shareholders whose address is unknown)

Sony Corporation is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in Sony Corporation’s register of shareholders or at the address otherwise notified to Sony Corporation continuously for five years or more.

In addition, Sony Corporation may sell or otherwise dispose of shares of capital stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in Sony Corporation’s register of shareholders or at the address otherwise notified to Sony Corporation, and (ii) the shareholder fails to receive dividends on the shares continuously for five years or more at the address registered in Sony Corporation’s register of shareholders or at the address otherwise notified to Sony Corporation, Sony Corporation may sell or otherwise dispose of the shareholder’s shares by a resolution of the Board of Directors or a determination of the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors and after giving at least three months’ prior public and individual notice, and holding or depositing the proceeds of such sale or disposal of shares at the then market price of the shares for the shareholder, the location of which is unknown.

Subsidiary tracking stock

By a special resolution of the Extraordinary General Meeting of Shareholders held on January 25, 2001, Sony Corporation’s Articles of Incorporation were amended to enable Sony Corporation to issue shares of subsidiary tracking stock. By resolutions of the Board of Directors dated May 15 and 31, 2001, Sony Corporation created and issued 3,072,000 shares of a series of subsidiary tracking stock. The subsidiary whose economic value this series of subsidiary tracking stock tracks is Sony Communication Network Corporation (“SCN”), a Japanese corporation directly and indirectly wholly-owned by Sony Corporation. Except as otherwise stated in the preceding paragraphs and as stated in the following paragraphs, the shares of the subsidiary tracking stock have the same rights and characteristics as those of shares of Common Stock described above.

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

(Voting rights)

The holders of shares of subsidiary tracking stock have the same voting rights, subject to the same limitation on voting rights, as those of the holders of shares of Common Stock and, thus, are entitled to participate and vote at any General Meeting of Shareholders in the same way as the shareholders of Common Stock. In addition, as each series of subsidiary tracking stock is a separate class of stock different from the Common Stock, if any resolution of the General Meeting of Shareholders for amending the Articles of Incorporation, any granting to shareholders of any series of subsidiary tracking stock certain rights with respect to certain matters including the issue of new shares, stock acquisition rights, bonds with stock acquisition rights, consolidation, split, purchase or retirement of shares, share exchange or share transfer, or a merger or consolidation or splitting of Sony Corporation would adversely affect the rights of the holders of shares of a particular class or classes of subsidiary tracking stock, the holders of shares of each such class of subsidiary tracking stock will have the right to approve or disapprove such resolution by a special resolution of the meeting of holders of shares of that class of subsidiary tracking stock.

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

In addition, at any time after the elapse of three years from June 20, 2001, Sony Corporation may retire the entire amount of all outstanding shares of that series of subsidiary tracking stock upon paying to the holders thereof an amount equal to the current market price (as defined in the Articles of Incorporation) of shares of the subsidiary tracking stock out of Sony Corporation’s retained earnings available for dividend payments.

Sony Corporation may also retire the shares of a series of subsidiary tracking stock in their entirety pursuant to the procedures prescribed by the Commercial Code for the reduction of capital upon payment to the holders of shares of the subsidiary tracking stock an amount equal to the market value thereof as set forth above.

(Conversion of subsidiary tracking stock)

At any time after the elapse of three years from June 20, 2001 and so long as the shares of Sony Corporation’s Common Stock are listed or registered on any stock exchange or over-the-counter market (a “Stock Exchange”), Sony Corporation may convert the entire amount of all outstanding shares of the subsidiary tracking stock into shares of Sony Corporation’s Common Stock at the rate of the multiple of 1.1 of the market value (as defined in the Articles of Incorporation) of shares of the subsidiary tracking stock divided by the market value (as similarly defined) of shares of Sony Corporation’s Common Stock.

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

If the shares of capital stock of SCN are approved by any Stock Exchange for listing or registration thereon, the entire amount of all outstanding shares of the subsidiary tracking stock will be either retired or converted into shares of Sony Corporation’s Common Stock at the price or rate set forth above on the date determined by Sony Corporation’s Board of Directors or the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors prior to the date of such approval of the Stock Exchange; or, they may be retired in their entirety by distributing the number of shares of SCN common stock to each holder of shares of the subsidiary tracking stock at the rate calculated by multiplying the number of such shares by the Standard Ratio on the date of such listing or registration or the date prior to such date determined by Sony Corporation’s Board of Directors or the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors.

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

Reporting of substantial shareholdings

The Securities and Exchange Law of Japan and its related regulations require any person, regardless of residence, who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director General of the competent Regional Finance Bureau of the Ministry of Finance within five business days a report concerning such shareholdings.

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

Material contracts

None

Exchange controls

The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (the”Foreign Exchange Regulations”) govern the acquisition and holding of shares of capital stock of Sony Corporation by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

Exchange non-residents are:

•	individuals who do not reside in Japan; and

•	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as residents of Japan. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are:

•	individuals who are exchange non-residents;

•	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•

corporations (1) of which 50 percent or more of their shares are held by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

In general, the acquisition of shares of a Japanese company (such as the shares of capital stock of Sony Corporation) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of capital stock of Sony Corporation) for consideration exceeding 100 million yen to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of capital stock of Sony Corporation) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10 percent or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition, except where the offering of the company’s shares was made overseas. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

Under the Foreign Exchange Regulations, dividends paid on and the proceeds from sales in Japan of shares of capital stock of Sony Corporation held by non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

Taxation

The following is a summary of the major Japanese national tax and U.S. federal tax consequences of the ownership, acquisition and disposition of shares of capital stock of Sony Corporation and of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation by a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly, holders of shares of capital stock of Sony Corporation or ADSs are encouraged to consult their tax advisors regarding the application of the considerations discussed below to their particular circumstances.

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

(Japanese Taxation)

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of shares of capital stock of Sony Corporation and of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan (“non-resident Holders”).

Dividends, gains on sales, inheritance and gift

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Sony Corporation withholds taxes from dividends it pays as required by Japanese law. Stock splits in themselves are not subject to Japanese income tax.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20 percent. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of capital stock of Sony Corporation) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals, such as non-resident Holders), except for any individual shareholder who holds 5 percent or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 10 percent for dividends due and payable on or after April 1, 2003 but on or before December 31, 2003, (ii) 7 percent for dividends due and payable on or after January 1, 2004 but on or before March 31, 2008, and (iii) 15 percent for dividends due and payable on or after April 1, 2008. At the date of this document, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the U.K., and the U.S.

Under the Tax Convention, as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to a U.S. holder generally is limited to 15 percent of the gross amount actually distributed. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law on payment of dividends on Sony Corporation’s shares of capital stock by Sony Corporation is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through Sony Corporation to the relevant tax authority before payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADRs, a reduced rate is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after Sony Corporation’s fiscal year-end). To claim a reduced rate, a non-resident Holder of ADRs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, but fails to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty from the relevant Japanese tax authority. Sony Corporation does not assume any responsibility to ensure witholding at the reduced treaty rate for shareholders who would be eligible under any applicable income tax treaty but do not follow the required procedures as stated above.

Gains derived from the sale of shares of capital stock of Sony Corporation or ADRs outside Japan by a non-resident Holder holding such shares or ADRs as portfolio investors are, in general, not subject to Japanese income or corporation tax. U.S. holders are not subject to Japanese income or corporation tax with respect to such gains under the Tax Convention.

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

United States Taxation with respect to shares of capital stock and ADRs

Dividends received by a U.S. holder of ADRs or Common Stock will be includable in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes. Under new rules applicable to dividends received after 2002 and before 2009, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15 percent. The reduced rate does not apply to dividends paid in respect of certain short-term (less than 60 days) or hedged positions. U.S. holders should consult their own tax advisors regarding the implications of these new rules in light of their particular circumstances.

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

In general, a U.S. holder will recognize capital gain or loss upon the sale or other disposition of ADRs or Common Stock equal to the difference between the amount realized on the sale or disposition and the U.S. holder’s tax basis in the ADRs or Common Stock. Such capital gain or loss will be long-term capital gain or loss if the ADRs or Common Stock have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15 percent. The net long-term capital gain recognized by an individual holder before May 6, 2003 or after December 31, 2008 generally is subject to taxation at a maximum rate of 20 percent.

Dividends and Paying Agent

Not Applicable

Statement by Experts

Not Applicable

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

Subsidiary Information

Not Applicable

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

The financial instruments including financial assets and liabilities that Sony holds in the normal course of business are continuously exposed to fluctuations in markets, such as currency exchange rates, interest rates, and market prices of investments. In seeking to apply a consistent risk management strategy in order to manage potential adverse effects caused by market fluctuations in the cash flow value of these financial instruments, Sony hedges the market risk of these financial assets and liabilities by using derivative financial instruments which include foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements, and interest rate and currency swap agreements. Sony utilizes foreign exchange forward contracts and foreign currency option contracts primarily to fix the value of cash flow resulting from accounts receivable and payable and future transactions denominated in foreign currencies in relation to the core currencies (Japanese yen, U.S. dollars, and euros) of Sony’s major operating units. Interest rate swap agreements and interest rate and currency swap agreements are used to diversify funding methods and lower funding costs. Sony’s basic policy is to use fixed interest rates when procuring funds for investments having a long-term recovery period and variable interest rates for funding requirements of a short-term nature, such as working capital. The above swaps are utilized to enable Sony to choose between fixed and variable interest rates depending on how the funds are to be used, as well as to hedge foreign exchange risks that result when assets denominated in one currency are funded by liabilities denominated in a different currency. Sony uses these derivative financial instruments solely for risk hedging purposes as described above, and no derivative transactions are held or used for trading purposes. In addition, bond option contracts are used as an integral part of short-term investing activities in order to fix the yields from bonds held by Sony Life within certain ranges. Among the market risks described above, no specific hedging activities are undertaken in respect of the price fluctuations of equity securities held by Sony as marketable securities (refer to Notes 2 and 7 of Notes to Consolidated Financial Statements).

Sony measures the effect of market fluctuations on the value of financial instruments and derivatives by using Value-at-Risk (herein referred to as “VaR”) analysis. In order to comply with Item 11 disclosure requirements, Sony uses VaR analysis to measure the potential maximum amount of loss in fair value resulting from adverse market fluctuations, for a selected period of time and at a selected level of confidence. Sony uses the variance/co-variance model in calculation of VaR. The calculation includes financial instruments such as cash and cash equivalents, time deposits, marketable securities, non-lease short- and long-term borrowings and debt, investments and advances and derivatives, held by Sony. Sony calculated VaR for one day from the portfolio of financial instruments and derivatives as of June 29, 2002, September 30, 2002, December 31, 2002, and March 31, 2003, at a confidence level of 95 percent.

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

	(Yen in billions)
	June 29, 2002	September 30, 2002	December 31, 2002	March 31, 2003
Net VaR	2.6	2.7	2.7	4.0
VaR of currency exchange rate risk	3.1	2.9	3.3	3.3
VaR of interest rate risk	1.0	2.3	0.8	0.9
VaR of stock price risk	3.2	2.9	2.0	2.8

Item 12.    Description of Securities Other than Equity Securities

Not Applicable

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), a directly and indirectly wholly-owned subsidiary of Sony Corporation which is engaged in Internet-related services. Regarding the rights of holders of Sony Corporation’s Common Stock and subsidiary tracking stock, refer to “Memorandum and Articles of Association” in “Item 10. Additional Information.”

Item 15.    Controls and Procedures

Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the Chairman and Group Chief Executive Officer, Executive Deputy President and Group Chief Strategy Officer and Corporate Senior Vice President and Group Chief Financial Officer, of the effectiveness of the design and operation of Sony’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the Chief Executive Officer, Chief Strategy Officer and Chief Financial Officer have concluded that, as of March 31, 2003, the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports Sony files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2003 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

Item 16.     [Reserved]

Item 17.    Financial Statements

Not Applicable

Item 18.    Financial Statements

Refer to Consolidated Financial Statements.

Item 19.    Exhibits

Documents filed as exhibits to this annual report:

1.1	Articles of Incorporation, as amended (English translation)

1.2	Share Handling Regulations (English translation)

1.3	Board of Directors Regulations (English Translation)

8.1	A list of the subsidiaries of Sony Corporation as of March 31, 2003 (other than any that would not be a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X) is incorporated by reference to “Business Overview and Organizational Structure” in “Item 4. Information on the Company”.

31	Rule 13a-14(a)/15d-14(a) Certifications

32	Section 1350 Certifications

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY CORPORATION
(Registrant)

By:	/s/ TERUHISA TOKUNAKA
(Signature)
Teruhisa Tokunaka
Executive Deputy President and Group Chief Strategy Officer

By:	/s/ TAKAO YUHARA
(Signature)
Takao Yuhara
Corporate Senior Vice President and Group Chief Financial Officer

Date:  August 26, 2003

Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

March 31, 2003

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

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of

Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its consolidated subsidiaries at March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of film accounting in the year ended March 31, 2001, and its methods of accounting for derivative instruments and hedging activities and for goodwill and other intangible assets in the year ended March 31, 2002.

/s/    PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers

Tokyo, Japan

May 21, 2003

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31

	Yen in millions
	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	683,800	713,058
Time deposits	5,176	3,689
Marketable securities	162,147	241,520
Notes and accounts receivable, trade	1,363,652	1,117,889
Allowance for doubtful accounts and sales returns	(120,826)	(110,494)
Inventories	673,437	625,727
Deferred income taxes	134,299	143,999
Prepaid expenses and other current assets	435,527	418,826

Total current assets	3,337,212	3,154,214

Film costs	313,054	287,778

Investments and advances:
Affiliated companies	131,068	111,510
Securities investments and other	1,566,739	1,882,613

	1,697,807	1,994,123

Property, plant and equipment:
Land	195,292	188,365
Buildings	891,436	872,228
Machinery and equipment	2,216,347	2,054,219
Construction in progress	66,825	60,383

	3,369,900	3,175,195
Less—Accumulated depreciation	1,958,234	1,896,845

	1,411,666	1,278,350

Other assets:
Intangibles, net	233,088	258,624
Goodwill	317,240	290,127
Deferred insurance acquisition costs	308,204	327,869
Deferred income taxes	120,168	328,091
Other	447,356	451,369

	1,426,056	1,656,080

	8,185,795	8,370,545

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEET—(Continued)

	Yen in millions
	2002	2003
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	113,277	124,360
Current portion of long-term debt	240,786	34,385
Notes and accounts payable, trade	767,625	697,385
Accounts payable, other and accrued expenses	869,533	864,188
Accrued income and other taxes	105,470	109,199
Deposits from customers in the banking business	106,472	248,721
Other	355,333	356,810

Total current liabilities	2,558,496	2,435,048

Long-term liabilities:
Long-term debt	838,617	807,439
Accrued pension and severance costs	299,089	496,174
Deferred income taxes	159,573	159,079
Future insurance policy benefits and other	1,680,418	1,914,410
Other	255,824	255,478

	3,233,521	3,632,580

Minority interest in consolidated subsidiaries	23,368	22,022

Stockholders’ equity:
Subsidiary tracking stock, no par value—
2002—Authorized 100,000,000 shares, outstanding 3,072,000 shares	3,917
2003—Authorized 100,000,000 shares, outstanding 3,072,000 shares		3,917
Common stock, no par value—
2002—Authorized 3,500,000,000 shares, outstanding 919,744,355 shares	472,189
2003—Authorized 3,500,000,000 shares, outstanding 922,385,176 shares		472,361
Additional paid-in capital	968,223	984,196
Retained earnings	1,209,262	1,301,740
Accumulated other comprehensive income—
Unrealized gains on securities	22,997	17,658
Unrealized losses on derivative instruments	(711)	(4,793)
Minimum pension liability adjustment	(72,040)	(182,676)
Foreign currency translation adjustments	(225,839)	(302,167)

	(275,593)	(471,978)
Treasury stock, at cost
(2002—1,239,304 shares, 2003—1,573,396 shares)	(7,588)	(9,341)

	2,370,410	2,280,895

Commitments and contingent liabilities
	8,185,795	8,370,545

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Year ended March 31

	Yen in millions
	2001	2002	2003
Sales and operating revenue:
Net sales	6,829,003	7,058,755	6,916,042
Financial service revenue	447,147	483,313	512,641
Other operating revenue	38,674	36,190	44,950

	7,314,824	7,578,258	7,473,633

Costs and expenses:
Cost of sales	5,046,694	5,239,592	4,979,421
Selling, general and administrative	1,613,069	1,742,856	1,819,468
Financial service expenses	429,715	461,179	489,304

	7,089,478	7,443,627	7,288,193

Operating income	225,346	134,631	185,440

Other income:
Interest and dividends	18,541	16,021	14,441
Royalty income	29,302	33,512	32,375
Foreign exchange gain, net	—	—	1,928
Gain on sales of securities investments, net	41,708	1,398	72,552
Gain on issuances of stock by equity investees	18,030	503	—
Other	60,073	44,894	36,232

	167,654	96,328	157,528

Other expenses:
Interest	43,015	36,436	27,314
Loss on devaluation of securities investments	4,230	18,458	23,198
Foreign exchange loss, net	15,660	31,736	—
Other	64,227	51,554	44,835

	127,132	138,184	95,347

Income before income taxes	265,868	92,775	247,621

Income taxes:
Current	121,113	114,930	178,847
Deferred	(5,579)	(49,719)	(98,016)

	115,534	65,211	80,831

Income before minority interest, equity in net losses of affiliated companies and cumulative effect of accounting changes	150,334	27,564	166,790
Minority interest in income (loss) of consolidated subsidiaries	(15,348)	(16,240)	6,581
Equity in net losses of affiliated companies	44,455	34,472	44,690

Income before cumulative effect of accounting changes	121,227	9,332	115,519

Cumulative effect of accounting changes (2001: Including 491 million income tax expense 2002: Net of income taxes of 2,975 million)	(104,473)	5,978	—

Net income	16,754	15,310	115,519

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

	Yen
	2001	2002	2003
Per share data :
Common stock
Income before cumulative effect of accounting changes
—Basic	132.64	10.21	125.74
—Diluted	124.36	10.18	118.21
Cumulative effect of accounting changes
—Basic	(114.31)	6.51	—
—Diluted	(105.08)	6.49	—
Net income
—Basic	18.33	16.72	125.74
—Diluted	19.28	16.67	118.21
Cash dividends	25.00	25.00	25.00
Subsidiary tracking stock
Net income (loss)
—Basic	—	(15.87)	(41.98)
Cash dividends	—	—	—

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended March 31

	Yen in millions
	2001	2002	2003
Cash flows from operating activities:
Net income	16,754	15,310	115,519
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization, including amortization of deferred insurance acquisition costs	348,268	354,135	351,925
Amortization of film costs	244,649	242,614	312,054
Accrual for pension and severance costs, less payments	21,759	14,995	37,858
Loss on sale, disposal or impairment of long-lived assets, net	24,304	49,862	39,941
Gain on securities contribution to employee retirement benefit trust	(11,120)	—	—
Gain on sales of securities investments, net	(41,708)	(1,398)	(72,552)
Gain on issuances of stock by equity investees	(18,030)	(503)	—
Deferred income taxes	(5,579)	(49,719)	(98,016)
Equity in net losses of affiliated companies, net of dividends	47,219	37,537	46,692
Cumulative effect of accounting changes	104,473	(5,978)	—
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade.	(177,484)	111,301	174,679
(Increase) decrease in inventories	(103,085)	290,872	36,039
Increase in film costs (after adjustment for cumulative effect of an accounting change)	(269,004)	(236,072)	(317,953)
Increase (decrease) in notes and accounts payable, trade	95,213	(172,626)	(58,384)
Increase (decrease) in accrued income and other taxes	38,749	(39,589)	14,637
Increase in future insurance policy benefits and other	241,140	314,405	233,992
Increase in deferred insurance acquisition costs	(68,927)	(71,522)	(66,091)
Increase in marketable securities held in the insurance business for trading purpose	(20,000)	(55,661)	—
(Increase) decrease in other current assets	(17,031)	5,543	29,095
Increase (decrease) in other current liabilities	88,224	(19,418)	26,205
Other	5,983	(46,492)	48,148

Net cash provided by operating activities	544,767	737,596	853,788

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Yen in millions
	2001	2002	2003
Cash flows from investing activities:
Payments for purchases of fixed assets	(468,019)	(388,514)	(275,285)
Proceeds from sales of fixed assets	26,704	37,434	25,711
Payments for investments and advances by financial service business	(329,319)	(705,796)	(1,026,361)
Payments for investments and advances (other than financial service business)	(136,818)	(90,544)	(109,987)
Proceeds from sales of securities investments, maturities of marketable securities and collections of advances by financial service business	93,226	345,112	542,539
Proceeds from sales of securities investments, maturities of marketable securities and collections of advances (other than financial service business)	94,264	33,969	135,834
Decrease in time deposits	914	1,222	1,124

Net cash used in investing activities	(719,048)	(767,117)	(706,425)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	195,118	228,999	12,323
Payments of long-term debt	(143,258)	(171,739)	(238,144)
Increase (decrease) in short-term borrowings	106,245	(78,104)	(7,970)
Increase in deposits from customers in the banking business	—	106,472	142,023
Proceeds from issuance of subsidiary tracking stock	—	9,529	—
Dividends paid	(22,774)	(22,951)	(22,871)
Other	(889)	12,834	21,505

Net cash provided by (used in) financing activities	134,442	85,040	(93,134)

Effect of exchange rate changes on cash and cash equivalents	21,020	21,036	(24,971)

Net increase (decrease) in cash and cash equivalents	(18,819)	76,555	29,258
Cash and cash equivalents at beginning of year	626,064	607,245	683,800

Cash and cash equivalents at end of year	607,245	683,800	713,058

Supplemental data:
Cash paid during the year for—
Income taxes	93,629	148,154	171,531
Interest	47,806	35,371	22,216

Non-cash investing and financing activities—
Contribution of assets into an affiliated company	—	10,545	—

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
Unrealized losses on derivative instruments
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

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY—(Continued)

	Yen in millions
	Subsidiary tracking stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2002	3,917	472,189	968,223	1,209,262	(275,593)	(7,588)	2,370,410
Conversion of convertible bonds		172	172				344
Stock issued under exchange offering .			15,791				15,791

Comprehensive income:
Net income				115,519			115,519
Other comprehensive income, net of tax—
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period					(9,627)		(9,627)
Less: Reclassification adjustment for gains or losses included in net income					4,288		4,288
Unrealized losses on derivative instruments:
Unrealized holding gains or losses arising during the period					(4,477)		(4,477)
Less: Reclassification adjustment for gains or losses included in net income					395		395
Minimum pension liability adjustment					(110,636)		(110,636)
Foreign currency translation adjustments :
Translation adjustments arising during the period					(83,993)		(83,993)
Less: Reclassification adjustment for losses included in net income					7,665		7,665

Total comprehensive income							(80,866)

Stock issue costs, net of tax				(19)			(19)
Dividends declared				(23,022)			(23,022)
Purchase of treasury stock						(1,817)	(1,817)
Reissuance of treasury stock			10			64	74

Balance at March 31, 2003	3,917	472,361	984,196	1,301,740	(471,978)	(9,341)	2,280,895

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of operations

Sony Corporation and consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony’s principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia. Its electronic products are marketed throughout the world and game products are marketed mainly in Japan, the United States of America and Europe by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. Sony is also engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video and television. Further, Sony is engaged in various financial service businesses including insurance operations through a Japanese life insurance subsidiary and non-life insurance subsidiaries, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations in Japan. In addition to the above, Sony is engaged in Internet-related businesses and an advertising agency business in Japan.

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

(1)    Accounting changes:

Impairment or Disposal of Long-Lived Assets—

On April 1, 2002, Sony adopted Statement of Financial Accounting Standards (“FAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS No. 144 supersedes FAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and the accounting and reporting provisions of Accounting Principles Board Opinion (“APB”) No. 30 “Reporting the results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for the disposal of segments of a business. FAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and modifies the accounting and disclosure rules for discontinued operations. The adoption of the provision of FAS No. 144 did not have a material impact on Sony’s results of operations and financial position for the year ended March 31, 2003.

Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections—

In April 2002, the Financial Accounting Standards Board (“FASB”) issued FAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others, effective for fiscal years beginning or transactions occurring after May 15, 2002, with early adoption encouraged. Sony elected early adoption of this statement retroactive to April 1, 2002. The adoption of this statement did not have an impact on Sony’s results of operations and financial position.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting for Costs Associated with Exit or Disposal Activities—

In June 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. FAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, rather than the date of an entity’s commitment to an exit plan. Sony adopted FAS No. 146 on January 1, 2003. The adoption of this statement did not have a material effect on Sony’s results of operations and financial position.

Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34”. The interpretation elaborates on the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The initial recognition and initial measurement provisions of FIN No. 45 did not have a material effect on Sony’s results of operations and financial position as at and for the year ended March 31, 2003. The disclosure provisions, which increase the required disclosure related to guarantees, have been adopted in the consolidated financial statements.

Accounting for Stock-Based Compensation—Transition and Disclosure—

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123”. FAS No. 148 amends FAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. FAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. For Sony, the transition and annual disclosure requirements of FAS No. 148 are effective for the year ended March 31, 2003. Sony has accounted for its employee stock-based compensation in accordance with APB No. 25, “Accounting for Stock Issued to Employees” and, therefore, the adoption of the provisions of FAS No. 148 did not have an impact on Sony’s results of operations and financial position. Sony has adopted the disclosure-only requirements in accordance with FAS No. 148.

Consolidation of Variable Interest Entities—

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51”. This interpretation addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). FIN No. 46 is effective immediately for all new VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN No. 46 become effective for Sony during the second quarter of the year ending March 31, 2004. For VIEs acquired prior to February 1,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2003, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE will be recognized as a cumulative effect of an accounting change.

Sony continues to evaluate the impact of FIN No. 46 on Sony’s results of operations and financial position. However, Sony has identified potential VIEs created prior to February 1, 2003, which may be consolidated upon the adoption of FIN No. 46. If these potential VIEs are consolidated, Sony would record a charge of approximately 1,800 million yen as a cumulative effect of accounting change and an increase in assets and liabilities of approximately 97,342 million yen. See Note 22 for further discussion on the VIEs that are used by Sony. Sony did not enter into any new arrangements with VIEs during the period February 1, 2003 through March 31, 2003.

Derivative instruments and hedging activities—

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

Goodwill and other intangible assets—

In July 2001, Sony elected early adoption, retroactive to April 1, 2001, of FAS No. 142, “Goodwill and Other Intangible Assets” which superseded APB No. 17, “Intangible Assets”. FAS No. 142 addresses the accounting for acquired goodwill and other intangible assets. Under FAS No. 142, goodwill and certain other intangible assets that are determined to have an indefinite life are no longer amortized, but rather are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Prior to the adoption of FAS No. 142, goodwill recognized in acquisitions accounted for as purchases was amortized on a straight-line basis principally over a 20 or 40-year period. As a result of the adoption of FAS No. 142, Sony’s operating income and income before income taxes for the year ended March 31, 2002 increased by 20,114 million yen and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by 18,932 million yen.

Accounting for consideration paid to a reseller—

In the fourth quarter of the year ended March 31, 2002, Sony adopted retroactive to April 1, 2001 EITF Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products”, which was later codified along with other similar issues into EITF Issue No. 01-09, “Accounting for

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products”. EITF Issue No. 01-09 clarifies the income statement classification of costs incurred by a vendor in connection with the reseller’s purchase or promotion of the vendor’s products, resulting in certain cooperative advertising and product placement costs previously classified as selling, general and administrative expenses to be reflected as a reduction of revenues earned from that activity. The accounting change did not have any effect on operating income or a material effect on net sales and selling, general and administrative expenses for the year ended March 31, 2002. Sony has not reclassified the financial statements for the year ended March 31, 2001 due to immateriality.

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

Revenue recognition—

In the fourth quarter of the year ended March 31, 2001, Sony adopted Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, issued by the United States of America Securities and Exchange Commission retroactive to April 1, 2000. As a result, Sony changed its method of accounting for revenues from electronics, game and music sales. Revenues from electronics, game and music sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Following SAB No. 101, revenues are recognized when the product is delivered to the customer delivery site. Previously Sony followed the guidance of FASB Statement of Financial Accounting Concept (“SFAC”) No. 5 “Recognition and Measurement in Financial Statements of Business Enterprises” in which revenues were recognized when Sony had substantially completed all of its obligations pursuant to the terms of the sales contract. Under the guidance of SFAC No. 5, Sony viewed its obligation under the sales contract to be substantially completed when products were shipped and recognized revenues at that time. In accordance with SAB No. 101, Sony has recorded a one-time non-cash charge of 2,821 million yen, including 491 million yen income tax expense, which represents the net impact of sales that were previously recognized in the year ended March 31, 2000. These sales were subsequently recognized in the year ended March 31, 2001 due to the adoption of SAB No. 101. The charge has been reflected as a cumulative effect of an accounting change in the accompanying consolidated statements of income. The accounting change did not have a material effect on Sony’s consolidated statements of income for the year ended March 31, 2001.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)    Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies—

The consolidated financial statements include the accounts of Sony Corporation and those of its majority-owned subsidiary companies. All intercompany transactions and accounts are eliminated. Investments in which Sony has significant influence or ownership of 20% or more but less than or equal to 50% are accounted for under the equity method. In addition, all investments in limited partnerships and general partnerships are also accounted for under the equity method. Under the equity method, investments are stated at cost plus/minus Sony’s equity in undistributed earnings or losses. Consolidated net income includes Sony’s equity in current earnings or losses of such companies, after elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other than temporary, the investment is written down to its fair value.

On occasion, a consolidated subsidiary or affiliated company accounted for by the equity method may issue its shares to third parties as either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, where the sale of such shares is not part of a broader corporate reorganization and the reacquisition of such shares is not contemplated at the time of issuance, the resulting gains or losses arising from the change in interest are recorded in income for the year the change in interest transaction occurs. If the sale of such shares is part of a broader corporate reorganization, the reacquisition of such shares is contemplated at the time of issuance or realization of such gain is not reasonably assured (i.e., the entity is newly formed, non-operating, a research and development or start-up/development stage entity, or where the entity’s ability to continue in existence is in question), the transaction is accounted for as a capital transaction.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Equity securities in non-public companies—

Equity securities in non-public companies are carried at cost as fair value is not readily determinable. If the value of a non-public equity investment is estimated to have declined and such decline is judged to be other than temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Fair value is determined through the use of such methodologies as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

Inventories—

Inventories in electronics, game and music as well as non-film inventories for pictures are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis.

Film costs—

Film costs related to theatrical and television product (which includes direct production costs, production overhead and acquisition costs) are stated at the lower of unamortized cost or estimated fair value and classified as non-current assets. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued, for an individual product based on the proportion that current period actual revenues bear to the estimated remaining total lifetime revenues. These estimates are reviewed on a periodic basis.

Property, plant and equipment and depreciation—

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is primarily computed on the declining-balance method for Sony Corporation and Japanese subsidiaries, except for certain semiconductor manufacturing facilities whose depreciation is computed on the straight-line method, and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets, principally, ranging from 15 years up to 50 years for buildings and from 2 years up to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to the adoption of FAS No. 142, in accordance with APB No. 17, goodwill was amortized on a straight-line basis principally over a 20 or 40 year period and indefinite-lived intangible assets were also amortized on a straight-line basis principally over a 20 year period.

Intangible assets that are determined not to have an indefinite life mainly consist of artist contracts, music catalogs, acquired patent rights and software to be sold, leased or otherwise marketed. Artist contracts and music catalogs are amortized on a straight-line basis principally over a period of up to 40 years. Acquired patent rights and software to be sold, leased or otherwise marketed are amortized on a straight-line basis over 3 to 10 years.

Accounting for computer software to be sold—

Sony accounts for software development costs in accordance with FAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”.

In the Electronics business, costs related to establishing the technological feasibility of a software product are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized over the estimated economic life of the product, which is generally three years. Sony performs periodic reviews to ensure that unamortized program costs remain recoverable from future revenue.

In the Game business, technological feasibility of the underlying software is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established are not material, and accordingly, Sony expenses software development costs for the Game business as incurred as a part of research and development in cost of sales.

Deferred insurance acquisition costs—

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs are being amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves.

Product warranty—

Sony provides for the estimated cost of product warranties at the time revenue is recognized by either product category group or individual product. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

Certain subsidiaries in the Electronics business offer extended warranty programs. The consideration received through extended warranty service is deferred and amortized on a straight-line basis over the term of the extended warranty.

Future insurance policy benefits—

Future insurance policy benefits are computed based on actuarial assumptions.

Accounting for the impairment of long-lived assets—

Sony periodically reviews the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicated that the carrying amount may not be recoverable. Long-lived assets to be held and used are reviewed

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during the period. The impairment loss would be calculated as the difference between asset carrying value and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell. Reductions in carrying value are recognized in the period in which the long-lived assets are classified as held for sale.

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

Stock-based compensation—

Sony follows the disclosure-only provisions of FAS No. 148 and has elected to apply APB No. 25 in accounting for its stock-based compensation plans. In accordance with APB No. 25, stock-based compensation cost is recognized in income based on the excess, if any, of the quoted market price of the common stock or

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subsidiary tracking stock of Sony Corporation at the grant date of the award or other measurement date over the stated exercise price of the award. As the exercise prices for Sony’s stock-based compensation plans are generally determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans is not significant. For awards that generate compensation expense as defined under APB No. 25, Sony calculates the amount of compensation expense and recognizes the expense over the vesting period of the award.

The following table reflects the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation. See Note 16 for detailed assumptions.

	Yen in millions
	Year ended March 31
	2001	2002	2003
Income before cumulative effect of accounting changes allocated to the common stock:
As reported	121,227	9,381	115,648
Deduct: Total stock-based compensation expense determined under fair value based method, net of related tax effects	(2,703)	(5,395)	(7,008)

Pro forma	118,524	3,986	108,640

Net income allocated to the common stock:
As reported	16,754	15,359	115,648
Deduct: Total stock-based compensation expense determined under fair value based method, net of related tax effects	(2,703)	(5,395)	(7,008)

Pro forma	14,051	9,964	108,640

	Yen
Income before cumulative effect of accounting changes allocated to the common stock:
—Basic EPS:
As reported	132.64	10.21	125.74
Pro forma	129.69	4.34	118.12
—Diluted EPS:
As reported	124.36	10.18	118.21
Pro forma	121.64	4.33	111.20

Net income allocated to the common stock:
—Basic EPS:
As reported	18.33	16.72	125.74
Pro forma	15.37	10.85	118.12
—Diluted EPS:
As reported	19.28	16.67	118.21
Pro forma	16.56	10.82	111.20

Net income and net income per share allocated to the subsidiary tracking stock for the years ended March 31, 2002 and 2003 would not be significantly impacted.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Revenue recognition—

In accordance with SAB No. 101, revenues from electronics, game and music sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse.

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

Life insurance policies that the life insurance subsidiary writes, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.

Property and casualty insurance policies that the non-life insurance subsidiary writes are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Accounting for consideration paid to a reseller—

In accordance with EITF Issue No. 01-09, cash consideration paid to a reseller including payments for buydowns, slotting fees and cooperative advertising programs, is accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, can reasonably estimate the fair value of this benefit and receives documentation from the reseller to support the amounts spent. Any payments meeting these criteria are treated as selling, general and administrative expense. For the years ended March 31, 2002 and 2003, reseller payments, primarily for cooperative advertising programs, included in selling, general and administrative expense totaled 28,683 million yen and 29,135 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cost of sales—

Costs classified as cost of sales relate to the producing and manufacturing of products and include such items as material cost, subcontractor cost, depreciation of fixed assets, personnel expenses, research and development costs, and amortization of film cost related to theatrical and television products.

Research and development costs—

Research and development costs are expensed as incurred.

Selling, general and administrative—

Costs classified as selling expense relate to the promoting and selling of products and include such items as advertising, promotion, shipping, and warranty expenses.

General and administrative expenses include operating items such as officer’s salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, a provision for doubtful accounts and amortization of intangible assets.

Financial service expenses—

Financial service expenses include provision for policy reserves and amortization of deferred insurance acquisition cost, and all other operating costs such as personnel expenses, depreciation of fixed assets, office rental of subsidiaries in the Financial Services segment.

Advertising costs—

Advertising costs are expensed when the advertisement or commercial appears in the selected media, except for advertising costs for acquiring new insurance policies which are deferred and amortized as part of insurance acquisition costs.

Shipping and handling costs—

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures business where such costs are charged to cost of sales as it is an integral part of producing and distributing the film under SOP 00-2. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. In addition, amounts paid by customers for shipping and handling costs are included in net sales.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends. As defined by Sony Corporation’s articles of incorporation, the amount distributable to the subsidiary tracking stock holders is based on the declared dividends of the targeted subsidiary, which only may be declared from the amounts available for dividends of the targeted subsidiary. The targeted subsidiary’s earnings available for dividends are, as stipulated by the Japanese Commercial Code, not including those of the targeted subsidiary’s subsidiaries. If the targeted subsidiary has accumulated losses, a change in accumulated losses is also allocated to the subsidiary tracking stock. The subsidiary tracking stock holders’ economic interest is calculated as the number of the subsidiary tracking stock outstanding (3,072,000 shares) divided by the number of the targeted subsidiary’s common stock outstanding (235,520 shares), subject to multiplying by the Standard Ratio (tracking stock : subsidiary’s common stock = 1 : 100, as defined in the articles of incorporation). The earnings allocated to the common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.

The computation of diluted net income per common stock reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities.

There are no potentially dilutive securities for net income per subsidiary tracking stock, as tracking stock shares outstanding are increased upon potential subsidiary tracking stocks’ being exercised, which results in a proportionate increase in earnings allocated to the subsidiary tracking stock. However, they could have a dilutive effect on net income per common stock, as earnings allocated to the common stock would be decreased.

EPS for all periods is appropriately adjusted for any free distributions of common stock which have been completed.

(3)    Recent Pronouncements:

Accounting for Asset Retirement Obligations—

In June 2001, the FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement shall be effective for fiscal years beginning after June 15, 2002. Sony adopted FAS No. 143 on April 1, 2003. The adoption of FAS No. 143 did not have a material impact on Sony’s results of operations and financial position.

Multiple Element Arrangements—

In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Sony is currently evaluating the impact of adopting this guidance.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative Instruments and Hedging Activities—

In April 2003, the FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under FAS No. 133. Sony is currently evaluating the impact of adopting this new pronouncement.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity—

In May 2003, the FASB issued FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. FAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Sony adopted FAS No. 150 during the first quarter of the year ending March 31, 2004. The adoption of FAS No. 150 did not have an impact on Sony’s results of operations and financial position.

(4)    Reclassifications:

Certain reclassifications of the financial statements for the years ended March 31, 2001 and 2002 have been made to conform to the presentation for the year ended March 31, 2003.

3.    Inventories

Inventories comprise the following:

	Yen in millions
	March 31
	2002	2003
Finished products	429,484	398,180
Work in process	108,143	110,008
Raw materials, purchased components and supplies	135,810	117,539

	673,437	625,727

4.    Film costs

Film costs comprise the following:

	Yen in millions
	March 31
	2002	2003
Theatrical:
Released (including acquired film libraries)	134,997	142,168
Completed not released	9,465	13,356
In production and development	115,458	91,696

Television licensing:
Released (including acquired film libraries)	48,623	40,417
In production and development	4,511	141

	313,054	287,778

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sony estimates that approximately 88% of unamortized costs of released films (excluding amounts allocated to acquired film libraries) at March 31, 2003 will be amortized within the next three years. Approximately 89,520 million yen of released film costs are expected to be amortized during the next twelve months. As of March 31, 2003, unamortized acquired film libraries of approximately 20,591 million yen remain to be amortized on a straight-line basis over an average of the remaining life of 7 years. Approximately 92,204 million yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5.    Investments in and transactions with affiliated companies

Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. In addition, all investments in limited partnerships and general partnerships are also accounted for under the equity method. Such investments include but are not limited to Sony’s interest in Sony Ericsson Mobile Communications, AB (50%), American Video Glass Company (50%), ST Liquid Crystal Display Corporation (50%), BE-ST Bellevuestrasse Development GmbH & Co. First Real Estate KG, Berlin (50%), InterTrust Technologies Corporation (49.5%) and Crosswave Communications Inc. (23.9%).

Summarized combined financial information that is based on information provided by equity investees is shown below:

	Yen in millions
	March 31
	2002	2003
Current assets	379,747	349,414
Property, plant and equipment	253,370	242,303
Other assets	244,169	43,272

Total assets	877,286	634,989

Current liabilities	468,880	374,414
Long-term liabilities	176,117	129,497
Stockholders’ equity	232,289	131,078

Total liabilities and stockholders’ equity	877,286	634,989

Number of companies at end of year	98	84

	Yen in millions
	Year ended March 31
	2001	2002	2003
Sales and revenue	418,213	659,589	785,697
Gross profit	134,388	161,655	140,078
Net income (loss)	(65,229)	(68,608)	(81,422)

During the year ended March 31, 2001, 25,026 million yen of equity in net losses of Loews Cineplex Entertainment Corporation (“Loews”) was recorded, principally due to continued losses as well as the impairment loss recorded against the entire carrying value of Sony’s investment in Loews. Thereafter, no additional equity losses were recorded. In March 2002, Loews completed its reorganization in the United States of America under Chapter 11 of the Federal Bankruptcy Code, and in Canada under the Companies-Creditors Agreement Act. As a result, Sony is no longer a shareholder in Loews. Therefore, the financial position of Loews is not included in the above summarized combined balance sheets.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sony Ericsson Mobile Communications, AB, a joint venture focused on mobile phone handsets, was established in October 2001 and is included in affiliated companies accounted for under the equity method.

In April 2002, Sony completed the sale of its equity interest in the Telemundo Group which resulted in cash proceeds of 88,373 million yen and a gain of 66,502 million yen. In addition, Sony has deferred an approximate 50 million dollar gain on the sale relating to certain indemnifications provided by Sony to the acquirer for events occurred prior to the sale. Under the indemnification agreement, Sony has agreed to refund up to 50 million dollar of the purchase price to the third party acquirer if certain events occurred prior to the sale of the Telemundo Group result in a decline in the value of the Telemundo Group. These indemnifications expired in April 2003 with no amounts being refunded by Sony. Accordingly, the remaining 50 million dollar gain was recognized in April 2003.

In June 2002, Sony completed the partial sale of its equity investment in the Columbia House Company (“CHC”), a 50-50 joint venture between AOL Time Warner Inc., and Sony, to Blackstone Capital Partners III LP (“Blackstone”), an affiliate of The Blackstone Group, a private investment bank. The Chairman of The Blackstone Group was also a director of Sony until June 2002. Under the terms of the sale agreement, Sony received cash proceeds of 17,839 million yen and a subordinated note receivable from Columbia House Holdings, Inc., a majority owned subsidiary of Blackstone, with a face amount of 7,827 million yen. The sale resulted in a gain of 1,324 million yen. Sony still has a 7.5% ownership interest in CHC, which is no longer accounted for under the equity method but is now accounted for as a cost method investment.

In September 2002, Sony completed the sale of its equity interest in Sony Tektronix Inc. which resulted in a gain of 3,090 million yen.

In January 2003, Sony acquired a 49.5% interest in InterTrust Technologies Corporation for 23,076 million yen and it is included in affiliated companies accounted for under the equity method.

Affiliated companies accounted for under the equity method with an aggregate carrying amount of 7,623 million yen and 6,342 million yen at March 31, 2002 and 2003, were quoted on established markets at an aggregate value of 17,991 million yen and 6,894 million yen, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	Yen in millions
	March 31
	2002	2003
Accounts receivable, trade	46,296	35,132

Advances	25,907	13,090

Accounts payable, trade	5,865	9,964

	Yen in millions
	Year ended March 31
	2001	2002	2003
Sales	31,239	72,824	161,983

Purchases	75,379	69,254	102,735

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Dividends from affiliated companies accounted for under the equity method for the years ended March 31, 2001, 2002 and 2003 were 2,764 million yen, 3,065 million yen and 2,002 million yen, respectively.

6.    Accounts receivable securitization program

In the United States of America, Sony set up an accounts receivable securitization program whereby Sony can sell interests in up to 900 million dollar of eligible trade accounts receivable, as defined. Through this program, Sony can securitize and sell a percentage of undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 90 days after the invoice dates. The value assigned to undivided interests retained in securitized trade receivables is based on the relative fair values of the interest retained and sold in the securitization. Sony has assumed that the fair value of the retained interest is equivalent to its carrying value as the receivables are short-term in nature, high quality and have appropriate reserves for bad debt incidence. The initial sale of the receivables was in October 2001 and the maximum amount funded was 109,060 million yen for the fiscal year ended March 31, 2002. There was no sale of receivables for the fiscal year ended March 31, 2003. There were no outstanding amounts due at March 31, 2002 and 2003 relating to the existing undivided interests in the pool of receivables that had been sold. Losses from these transactions were insignificant.

7.    Marketable securities and securities investments and other

Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2002				March 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities	1,150,630	41,241	15,930	1,175,941	1,550,290	37,237	8,430	1,579,097
Equity securities	58,374	30,371	7,829	80,916	63,786	8,222	4,330	67,678
Held-to-maturity securities	19,835	353	9	20,179	18,153	672	1	18,824

Total	1,228,839	71,965	23,768	1,277,036	1,632,229	46,131	12,761	1,665,599

At March 31, 2003, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities due within 1 to 10 years.

Proceeds from sales of available-for-sale securities were 91,424 million yen, 193,048 million yen and 215,554 million yen for the years ended March 31, 2001, 2002 and 2003, respectively. On those sales, gross realized gains computed on the average cost basis were 5,291 million yen, 6,397 million yen and 3,570 million yen and gross realized losses were 416 million yen, 3,803 million yen and 3,125 million yen, respectively.

In March 2001, Sony Corporation and consolidated subsidiaries contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to an employee retirement benefit trust, with no cash proceeds thereon. The fair value of these securities at the time of contribution was 14,316 yen million.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Marketable securities as of March 31, 2002 and 2003 included short-term investments in money market funds of 124,762 million yen and 123,964 million yen, respectively.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2002 and 2003, which were valued at the lower of cost or fair value, were 82,490 million yen and 69,596 million yen, respectively.

The net change in the unrealized gains or losses on trading securities that has been included in earnings during the years ended March 31, 2001, 2002 and 2003 was insignificant.

Securities investments and other as of March 31, 2002 and 2003 also included separate account assets in the life insurance business, which were carried at fair value. Although the separate account assets consist primarily of debt and equity securities, they are excluded from the above table due to the nature of the assets. Proceeds from sales of available-for-sale securities and gross realized gains or losses described above also exclude the amounts related to the separate account assets. Separate account assets at March 31, 2002 and 2003 were 106,150 million yen and 118,190 million yen, respectively.

8.    Leased assets

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets.

An analysis of leased assets under capital leases is as follows:

	Yen in millions
	March 31
Class of property	2002	2003
Land	1,983	1,829
Buildings	15,448	15,937
Machinery, equipment and others	35,255	33,733
Accumulated depreciation	(20,830)	(21,236)

	31,856	30,263

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2003:

Yen in millions
Year ending March 31:
2004	15,545
2005	11,851
2006	7,788
2007	4,561
2008	2,410
Later years	7,775

Total minimum lease payments	49,930
Less—Amount representing interest	10,031

Present value of net minimum lease payments	39,899
Less—Current obligations	11,313

Long-term capital lease obligations	28,586

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum lease payments have not been reduced by minimum sublease income of 14,583 million yen due in the future under noncancelable subleases.

Minimum rentals under operating leases for the years ended March 31, 2001, 2002 and 2003 were 93,727 million yen, 104,497 million yen and 94,364 million yen, respectively. Sublease rentals under operating leases for the years ended March 31, 2001, 2002 and 2003 were 5,078 million yen, 7,006 million yen and 6,240 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases as of March 31, 2003 are 36,692 million yen. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2003 are as follows:

Yen in millions
Year ending March 31:
2004	51,786
2005	42,074
2006	35,879
2007	26,187
2008	21,118
Later years	112,467

Total minimum future rentals	289,511

9.    Goodwill and intangible assets

As discussed in Note 2, Sony elected early adoption of FAS No. 142, retroactive to April 1, 2001. Upon the adoption of this statement, Sony reassessed the useful lives of its intangible assets and determined that certain intangible assets including trademarks have indefinite lives and, as a result, will no longer be amortized. At April 1, 2001, intangible assets having an indefinite life totaled 76,029 million yen. Sony performed the transitional impairment test for these intangible assets and determined that the fair value of these assets was in excess of the current carrying amount. Accordingly, no impairment loss was recorded for intangible assets upon the adoption of FAS No. 142.

Intangible assets acquired during the year ended March 31, 2003 totaled 54,404 million yen, which are subject to amortization and primarily consist of music catalogs of 24,058 million yen, acquired patent rights of 13,114 million yen and software to be sold, leased or otherwise marketed of 6,412 million yen. The weighted average amortization period for music catalogs, acquired patent rights and software to be sold, leased or otherwise marketed is 37 years, 8 years and 3 years, respectively.

Intangible assets subject to amortization comprise the following:

	Yen in millions
	March 31
	2002		2003
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Artist contracts	97,390	(72,890)	89,078	(69,281)
Music catalog	103,732	(46,137)	120,242	(48,447)
Acquired patent rights	36,962	(13,678)	46,758	(18,024)
Software to be sold, leased or otherwise marketed	11,608	(3,149)	17,848	(7,267)
PlayStation format	11,873	(5,344)	11,873	(7,719)
Other	27,137	(14,047)	45,257	(20,499)

Total	288,702	(155,245)	331,056	(171,237)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate amortization expense for intangible assets for the years ended March 31, 2002 and 2003 was 25,554 million yen and 27,871 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Yen in millions
Year ending March 31,
2004	26,799
2005	22,342
2006	14,683
2007	13,620
2008	12,635

Total carrying amount of intangible assets having an indefinite life comprise the following:

	Yen in millions
	March 31
	2002	2003
Trademarks	57,195	57,410
Distribution agreement	18,834	18,834

	76,029	76,244

In addition to the amortizable and indefinite-lived intangible assets shown in the above tables, intangible assets at March 31, 2002 and 2003 also include unrecognized prior service costs totaling 23,602 million yen and 22,561 million yen, respectively, which were recorded under FAS No. 87, “Employer’s Accounting for Pensions” as discussed in Note 14.

Sony also performed the transitional impairment test for existing goodwill as required by FAS No. 142. Sony determined that the fair value of each reporting unit which includes goodwill was in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill upon the adoption of FAS No. 142.

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2002 and 2003 are as follows:

	Yen in millions
	Electronics	Game	Music	Pictures	Other	Total
Balance at March 31, 2001	54,895	115,009	52,017	83,238	—	305,159
Goodwill acquired during year	3,674	—	3,184	—	1,439	8,297
Other *	(1,716)	(3,904)	3,399	6,154	(149)	3,784

Balance at March 31, 2002	56,853	111,105	58,600	89,392	1,290	317,240

Goodwill acquired during year	5,380	108	1,837	—	140	7,465
Reduction under FAS No. 109	(9,054)	—	(17,768)	(6,703)	—	(33,525)
Other *	—	(607)	3,352	(3,992)	194	(1,053)

Balance at March 31, 2003	53,179	110,606	46,021	78,697	1,624	290,127

*	Other primarily consists of translation adjustments and reclassification to/from other accounts.

During the year ended March 31, 2003, Sony realized tax benefits from operating loss carryforwards that were acquired in connection with Sony’s acquisition of companies within the Electronics, Music and Pictures

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

businesses. Under FAS No. 109, “Accounting for Income Taxes”, the reversal of the valuation allowance upon the realization of tax benefits from the operating loss carryforwards was applied to reduce a portion of the goodwill relating to the acquisition of these companies.

Amounts previously reported for income before cumulative effect of accounting changes and net income and basic and diluted earnings per share (EPS) for the year ended March 31, 2001 are reconciled to amounts adjusted to exclude the amortization expense related to goodwill and indefinite-lived intangible assets as follows:

Yen in millions
Year ended March 31, 2001
Reported income before cumulative effect of accounting changes	121,227
Add back:
Goodwill amortization	14,968
Intangible assets amortization	2,348

Adjusted income before cumulative effect of accounting changes	138,543

Reported net income	16,754
Add back:
Goodwill amortization	14,968
Intangible assets amortization	2,348

Adjusted net income	34,070

Yen
Year ended March 31, 2001
Per share data:
Income before cumulative effect of accounting changes—
Reported basic EPS	132.64
Add back:
Goodwill amortization	16.38
Intangible assets amortization	2.57

Adjusted basic EPS	151.59

Reported diluted EPS	124.36
Add back:
Goodwill amortization	15.05
Intangible assets amortization	2.36

Adjusted diluted EPS	141.77

Net income—
Reported basic EPS	18.33
Add back:
Goodwill amortization	16.38
Intangible assets amortization	2.57

Adjusted basic EPS	37.28

Reported diluted EPS	19.28
Add back:
Goodwill amortization	15.05
Intangible assets amortization	2.36

Adjusted diluted EPS	36.69

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The amounts of statutory net equity of the subsidiaries as of March 31, 2002 and 2003 were 101,989 million yen and 100,441 million yen, respectively.

(1)    Insurance policies:

Life insurance policies that the life insurance subsidiary writes, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the years ended March 31, 2001, 2002 and 2003 were 393,432 million yen, 430,019 million yen and 450,363 million yen, respectively. Property and casualty insurance policies that the non-life insurance subsidiary writes are primarily automotive insurance contracts which are categorized as short-duration contracts. The non-life insurance revenues for the years ended March 31, 2001, 2002 and 2003 were 4,545 million yen, 13,164 million yen and 21,269 million yen, respectively.

(2)    Deferred insurance acquisition costs:

Insurance acquisition costs, such as commission expenses, medical examination and inspection report fees, advertising costs, etc., that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs are amortized mainly over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. Amortization charged to income for the years ended March 31, 2001, 2002 and 2003 amounted to 38,886 million yen, 31,000 million yen and 44,578 million yen, respectively.

(3)    Future insurance policy benefits:

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 1.00% to 5.50%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the life insurance subsidiary’s own experience or various actuarial tables. At March 31, 2002 and 2003, future insurance policy benefits amounted to 1,513,917 million yen and 1,734,673 million yen, respectively.

(4)    Separate account assets:

Separate account assets are funds on which investment income and gains or losses accrue directly to certain policyholders. Separate account assets are legally segregated. They are not subject to the claims that may arise out of any other business of a life insurance subsidiary. Separate account assets, which consist primarily of debt

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and equity securities, are carried at fair value and included in securities investments and other (Note 7). The related liabilities are recognized as separate account liabilities and included in future insurance policy benefits and other. Fees earned for administrative and contract-holder services performed for the separate accounts are recognized as financial service revenue.

11.    Short-term borrowings and long-term debt

Short-term borrowings comprise the following:

	Yen in millions
	March 31
	2002	2003
Unsecured commercial paper:
with weighted-average interest rate of 0.39%	51,584
with weighted-average interest rate of 0.13%		52,820
Unsecured loans, principally from banks:
with weighted-average interest rate of 4.78%	51,516
with weighted-average interest rate of 3.55%		36,840
Secured call money:
with weighted-average interest rate of 0.01%	—	34,700
Secured bills sold and other:
with weighted-average interest rate of 0.002%	10,177	—

	113,277	124,360

At March 31, 2003, securities investments with a book value of 34,700 million yen were pledged as collateral for call money issued by a Japanese bank subsidiary.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt comprises the following:

	Yen in millions
	March 31
	2002	2003
Unsecured loans, representing obligations principally to banks:
Due 2002 to 2018 with interest ranging from 1.46% to 5.67% per annum	45,055
Due 2003 to 2018 with interest ranging from 1.26% to 5.66% per annum		43,260
Secured loans, representing obligations principally to banks:
Due 2002 to 2009 with interest ranging from 6.75% to 7.25% per annum	2,593	—
Medium-term notes of consolidated subsidiaries:
Due 2002 to 2006 with interest ranging from 1.88% to 4.95% per annum	89,981
Due 2003 to 2006 with interest ranging from 1.28% to 4.95% per annum		78,099
Unsecured 1.5% convertible bonds, due 2002	218	—
Unsecured 1.4% convertible bonds, due 2003, convertible currently at 2,707.8 yen for one common share, redeemable before due date	8,159	8,058
Unsecured 1.4% convertible bonds, due 2005, convertible currently at 3,995.5 yen for one common share, redeemable before due date	287,809	287,762
Unsecured 0.03% bonds, due 2004 with detachable warrants, net of unamortized discount	3,857	3,919
Unsecured 0.1% bonds, due 2005 with detachable warrants, net of unamortized discount	3,810	3,867
Unsecured 1.55% bonds, due 2006 with detachable warrants	12,000	12,000
Unsecured 0.9% bonds, due 2007 with detachable warrants	7,300	7,300
Unsecured 0.9% bonds, due 2007 with detachable warrants of subsidiary tracking stock	150	150
Unsecured 1.42% bonds, due 2005, net of unamortized discount	99,986	99,990
Unsecured 0.64% bonds, due 2006, net of unamortized discount	99,991	99,992
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,975	49,978
Unsecured 1.52% bonds, due 2011, net of unamortized discount	49,995	49,996
Unsecured 6.125% U.S. dollar notes, due 2003, net of unamortized discount	199,800	—
Unsecured 2.5% bonds of a consolidated subsidiary, due 2003	15,035	—
Unsecured 2.0% bonds, due 2005	15,000	15,000
Unsecured 1.99% bonds, due 2007	15,000	15,000
Unsecured 2.35% bonds, due 2010	4,900	4,900
Capital lease obligations:
Due 2002 to 2014 with interest ranging from 2.15% to 10.00% per annum	47,250
Due 2003 to 2014 with interest ranging from 2.15% to 17.29% per annum		39,899
Guarantee deposits received	21,539	22,654

	1,079,403	841,824
Less—Portion due within one year	240,786	34,385

	838,617	807,439

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There are no significant adverse debt covenants or cross-default provisions relating to Sony’s borrowings.

In accordance with the requirements of FAS No. 133, the hedged portion of Sony’s fixed-rate debt is reflected in the consolidated balance sheet at fair value, which reflects any adjustment in the value attributable to movements in related market interest and foreign exchange rates.

A summary of the exercise rights of the detachable warrants as of March 31, 2003 is as follows:

Issued on	Exercisable during	Exercise price	Number of shares per warrant	Status of exercise
		Yen
August 17, 1998	September 1, 1999 through August 16, 2004	6,264	319 shares of common stock of Sony Corporation	230 warrants exercised; 1,770 warrants outstanding
August 23, 1999	September 1, 2000 through August 22, 2005	7,167	279 shares of common stock of Sony Corporation	2,000 warrants outstanding
October 19, 2000	November 1, 2001 through October 18, 2006	12,457	100 shares of common stock of Sony Corporation	9,600 warrants outstanding
December 21, 2001	January 6, 2003 through December 20, 2007	6,039	100 shares of common stock of Sony Corporation	11,534 warrants outstanding
December 21, 2001	June 20, 2002 through June 20, 2007	3,300	75 shares of subsidiary tracking stock	600 warrants outstanding

Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Yen in millions
Year ending March 31
2004	34,385
2005	313,905
2006	158,304
2007	173,866
2008	25,157

At March 31, 2003, Sony had unused committed lines of credit amounting to 930,629 million yen and can generally borrow up to 90 days from the banks with whom Sony has committed line contracts. Furthermore, Sony has Commercial Paper Programs, the size of which was 2,060,000 million yen. At March 31, 2003, the total outstanding balance of commercial paper was 52,820 million yen. Under those programs, Sony can issue commercial paper for the period generally not in excess of 270 days up to the size of the programs. In addition, Sony has Medium Term Notes programs, the size of which was 1,200,000 million yen. At March 31, 2003, the total outstanding balance of Medium Term Notes was 78,099 million yen.

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

12.    Deposits from customers in the banking business

All deposits from customers in the banking business are interest bearing deposits, and are owned by a Japanese bank subsidiary which was established as an Online Internet bank for individuals. At March 31, 2002 and 2003, the balance of time deposits issued in amounts of 10 million yen or more was 24,045 million yen and 39,620 million yen, respectively.

At March 31, 2003, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year include 9,802 million yen and 21,010 million yen for the years ending March 31, 2005 and 2006, respectively. There are no deposits having a maturity date after March 31, 2006.

13.    Financial instruments

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

These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. Although Sony may be exposed to losses in the event of nonperformance by counterparties or unfavorable interest and currency rate movements, it does not anticipate significant losses due to the nature of Sony’s counterparties or the hedging arrangements.

Derivative financial instruments held by Sony are classified and accounted for as described below pursuant to FAS No. 133.

Fair value hedges

The derivatives designated as fair value hedges include interest rate and currency swap agreements.

Both the derivatives designated as fair value hedge and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives designated as fair value hedge as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income currently.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of ineffectiveness of these fair value hedges, that was reflected in earnings, was not material for the years ended March 31, 2002 and 2003. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

The derivatives designated as cash flow hedges include foreign exchange forward contracts, foreign currency option contracts and interest rate and currency swap agreements.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings.

For the years ended March 31, 2002 and 2003, these cash flow hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of cash flow hedges. At March 31, 2003, amounts related to derivatives qualifying as cash flow hedges amounted to a reduction of equity of 4,793 million yen, of which 2,213 million yen is expected to be reclassified into earnings within the next twelve months. For the year ended March 31, 2003, there were no forecasted transactions that failed to occur which resulted in the discontinuance of cash flow hedges.

Derivatives not designated as hedges

The derivatives not designated as hedges under FAS No. 133 include foreign exchange forward contracts, foreign currency option contracts, interest rate and currency swap agreements, convertible rights included in convertible bonds and other.

Changes in the fair value of derivatives not designated as hedges are recognized in income currently.

A description of the purpose and classification of the derivative financial instruments held by Sony follows:

Foreign exchange forward contracts and foreign currency option contracts

Sony enters into foreign exchange forward contracts and purchased and written foreign currency option contracts primarily to fix the cash flows from intercompany accounts receivable and payable and forecasted transactions denominated in functional currencies (Japanese yen, U.S. dollars and euros) of Sony’s major operating units. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts.

Since July 1, 2002, certain foreign currency option contracts have been designated as hedges of forecasted intercompany transactions in line with changes of hedging scheme regarding Sony’s derivative activities, under which such derivative transactions meet the requirements for hedge accounting, including correlation, as stipulated under FAS No. 133 and 138.

Sony also enters into foreign exchange forward contracts, which effectively fix the cash flows from foreign currency denominated debt. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.

Foreign exchange forward contracts and foreign currency option contracts that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expense.

These derivatives generally mature or expire within five months after the balance sheet date.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest rate and currency swap agreements

Sony enters into interest rate and currency swap agreements, which are used for reducing the risk arising from the changes in the fair value of fixed rate debt and available-for-sale debt securities. For example, Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated fixed rate debt for functional currency denominated variable rate debt. These derivatives are considered to be a hedge against changes in the fair value of Sony’s foreign denominated fixed-rate obligations. Accordingly, these derivatives have been designated as fair value hedges in accordance with FAS No. 133.

Sony also enters into interest rate and currency swap agreements that are used for reducing the risk arising from the changes in anticipated cash flow of variable rate debt and foreign currency denominated debt. For example, Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt. These derivatives are considered to be a hedge against changes in the anticipated cash flow of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.

Any other interest rate and currency swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate and foreign currency dominated intercompany debt, are marked-to-market with changes in value recognized in other income and expense.

Embedded derivatives

The embedded derivatives that must be separated from the host contracts and accounted for as derivative instruments under FAS No. 133 are recognized in income currently. For example, the convertible rights included in convertible bonds held by Sony’s life insurance subsidiary, which are classified as available-for-sale debt securities, are considered embedded derivatives and are marked-to-market with changes in value recognized in financial service revenue.

(2)    Fair value of financial instruments:

The estimated fair values of Sony’s financial instruments are summarized as follows. The following summary excludes cash and cash equivalents, time deposits, notes and accounts receivable, trade, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business that are carried at amounts which approximate fair value. The summary also excludes debt and equity securities which are disclosed in Note 7.

	Yen in millions
	March 31
	2002			2003
	Notional amount	Carrying amount	Estimated fair value	Notional amount	Carrying amount	Estimated fair value
Long-term debt including the current portion	—	(1,079,403)	(1,323,772)	—	(841,824)	(924,665)
Foreign exchange forward contracts	1,042,836	(37,243)	(37,243)	1,139,330	(11,753)	(11,753)
Currency option contracts purchased	357,052	1,267	1,267	484,456	2,868	2,868
Currency option contracts written	423,826	(2,933)	(2,933)	238,760	(1,975)	(1,975)
Interest rate swap agreements	256,501	(6,699)	(6,699)	181,443	(8,446)	(8,446)
Interest rate and currency swap agreements	228,433	5,550	5,550	24,588	(1,330)	(1,330)
Embedded derivatives	342,846	3,740	3,740	446,463	1,755	1,755

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following are explanatory notes regarding the estimation method of fair values in the above table.

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

14.    Pension and severance plans

Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. For employees voluntarily retiring, under normal circumstances, minimum payment is an amount based on current rates of pay and lengths of service. In calculating the minimum payment for employees involuntarily retiring, including employees retiring due to meeting mandatory retirement age requirements, Sony may grant additional benefits. With respect to directors’ and statutory auditors’ resignations, lump-sum severance indemnities are calculated using a similar formula and are normally paid subject to the approval of Sony’s shareholders.

Sony Corporation and most of its subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension plans cover a portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and an additional portion representing the substituted noncontributory pension plans. Under the contributory pension plans, the defined benefits representing the noncontributory portion of the plans, in general, cover 60% of the indemnities under the existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are determined based on years of service and the compensation amounts, as stipulated in the aforementioned regulations, are payable at the option of the retiring employee in a lump-sum amount or on a monthly pension. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Many of foreign subsidiaries have defined benefit pension plans or severance indemnity plans which substantially cover all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net pension and severance costs, which exclude employee termination benefits paid in restructuring activities, for the years ended March 31, 2001, 2002 and 2003 were as follows:

Japanese plans:

	Yen in millions
	Year ended March 31
	2001	2002	2003
Service cost	46,400	48,609	47,884
Interest cost	19,040	21,232	20,857
Expected return on plan assets	(26,216)	(26,286)	(25,726)
Amortization of net transition asset	(375)	(375)	(375)
Recognized actuarial loss	7,447	12,639	20,655
Amortization of prior service cost	783	611	(939)
Gains on curtailments and settlements	—	—	(1,380)

Net periodic benefit cost	47,079	56,430	60,976

Foreign plans:

	Yen in millions
	Year ended March 31
	2001	2002	2003
Service cost	14,899	15,161	13,954
Interest cost	6,805	7,944	8,478
Expected return on plan assets	(6,492)	(7,416)	(7,319)
Amortization of net transition asset	(36)	(87)	(47)
Recognized actuarial (gain) loss	555	(351)	1,452
Amortization of prior service cost	(341)	848	(208)
Gains on curtailments and settlements	—	—	(460)

Net periodic benefit cost	15,390	16,099	15,850

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions
	March 31		March 31
	2002	2003	2002	2003
Change in benefit obligation:
Benefit obligation at beginning of year	801,322	869,142	128,162	143,210
Service cost	48,609	47,884	15,161	13,954
Interest cost	21,232	20,857	7,944	8,478
Plan participants’ contributions	5,102	5,148	740	706
Amendments	(26,085)	—	(852)	(23)
Actuarial (gain) loss	47,877	114,665	(3,404)	9,019
Foreign currency exchange rate changes	—	—	4,415	(9,551)
Curtailments and settlements	(4,103)	(1,010)	—	(1,092)
Benefits paid	(24,812)	(24,926)	(8,956)	(7,121)

Benefit obligation at end of year	869,142	1,031,760	143,210	157,580

Change in plan assets:
Fair value of plan assets at beginning of year	460,167	456,678	86,351	82,602
Actual return (loss) on plan assets	(29,094)	(66,682)	(6,215)	(10,466)
Foreign currency exchange rate changes	—	—	5,774	(3,287)
Employer contribution	31,936	21,296	4,694	5,235
Plan participants’ contributions	5,102	5,148	740	706
Benefits paid	(11,433)	(11,192)	(8,742)	(6,853)

Fair value of plan assets at end of year	456,678	405,248	82,602	67,937

Funded status	412,464	626,512	60,608	89,643
Unrecognized actuarial loss	(325,637)	(513,012)	(26,040)	(38,702)
Unrecognized net transition asset	1,229	854	(97)	(180)
Unrecognized prior service cost	22,518	21,579	1,668	1,283

Net amount recognized	110,574	135,933	36,139	52,044

Amounts recognized in the consolidated balance sheet consist of:
Accrued pension and severance costs, including current portion	258,597	444,636	36,139	72,048
Intangibles	(23,602)	(22,433)	—	(128)
Accumulated other comprehensive income	(124,421)	(286,270)	—	(19,876)

Net amount recognized	110,574	135,933	36,139	52,044

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Weighted-average assumptions used as of March 31, 2001, 2002 and 2003 were as follows:

Japanese plans:

	March 31
	2001	2002	2003
Discount rate	2.7%	2.4%	1.9%
Expected return on plan assets	4.0%	4.0%	4.0%
Rate of compensation increase	3.0%	3.0%	3.0%

Foreign plans:

	March 31
	2001	2002	2003
Discount rate	6.8%	6.6%	6.3%
Expected return on plan assets	7.7%	8.1%	8.3%
Rate of compensation increase	4.6%	4.5%	4.1%

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

The accumulated benefit obligations and the fair value of plan assets for the pension plans which Sony has recognized the minimum pension liability were as follows:

	Japanese plans		Foreign plans
	Yen in millions
	March 31		March 31
	2002	2003	2002	2003
Accumulated benefit obligations	685,357	843,463	—	102,313
Fair value of plan assets	445,499	405,009	—	63,024

15.    Stockholders’ equity

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The dividend on the shares of this series of subsidiary tracking stock is payable only when the Board of Directors of SCN has resolved to pay to its common stock holders a dividend in an amount per share of the subsidiary tracking stock equal to the amount of SCN’s dividend per share of its common stock multiplied by the Standard Ratio (as defined in the articles of incorporation), subject to statutory restriction on Sony Corporation’s ability to pay dividends on its shares of capital stock and the maximum dividend amount (as defined in the articles of incorporation). If the amount of dividends paid to the subsidiary tracking stock holders is less than the amount, which should have been paid pursuant to the formula set forth above due to the statutory restriction referred to above or for any other reason, such shortfall will be accumulated and such cumulative amount will be paid to the subsidiary tracking stock holders for subsequent fiscal years. Any such dividend on the subsidiary tracking stock is payable in priority to the payment of dividends to the common stock holders. However, the subsidiary tracking stock holders have no right to participate in the dividends to common stock holders. Furthermore, even if the Board of Directors of SCN does not take a resolution for the payment of dividends to SCN’s common stock holders, Sony Corporation may decide to pay dividends to its common stock holders.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The number of shares of the subsidiary tracking stock issued and outstanding at March 31, 2003 was 3,072,000. At March 31, 2003, 90,500 shares of the subsidiary tracking stock would be issued upon exercise of warrants and stock acquisition rights outstanding.

(2)    Common stock:

Changes in the number of shares of common stock issued and outstanding during the years ended March 31, 2001, 2002 and 2003 have resulted from the following:

Number of shares
Balance at March 31, 2000	453,639,163
Stock split	453,639,163
Exercise of stock purchase warrants	111,209
Conversion of convertible bonds	12,145,253
Stock issued under exchange offerings	82,346

Balance at March 31, 2001	919,617,134
Exercise of stock purchase warrants	8,301
Conversion of convertible bonds	118,920

Balance at March 31, 2002	919,744,355
Conversion of convertible bonds	138,330
Stock issued under exchange offering	2,502,491

Balance at March 31, 2003	922,385,176

At March 31, 2003, 84,652,963 shares of common stock would be issued upon conversion or exercise of all convertible bonds, warrants and stock acquisition rights outstanding.

On October 1, 2002, Sony Corporation implemented a share exchange as a result of which Aiwa Co., Ltd. become a wholly-owned subsidiary. As a result of this share exchange, Sony Corporation issued 2,502,491 new shares, the minority interest in Aiwa Co., Ltd. was eliminated from the balance sheet, and additional paid-in capital increased 15,791 million yen. On December 1, 2002, Sony Corporation absorbed Aiwa Co., Ltd. by merger. The merger had no effect on Sony’s consolidated financial statements.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Ordinary General Meeting of Shareholders held on June 27, 1997 authorized Sony Corporation, pursuant to the Japanese regulations, to acquire and retire up to a total not exceeding 30 million outstanding shares of its common stock with its profit, whenever deemed necessary by the Board of Directors in view of general economic conditions, Sony’s business performance and financial condition and other factors. Subsequently, the Ordinary General Meeting of Shareholders held on June 29, 2000 increased the maximum number of shares of its common stock up to 90 million shares on and after June 30, 2000 and the Extraordinary General Meeting of Shareholders held on January 25, 2001 authorized Sony Corporation to acquire and retire the subsidiary tracking stock as well as its common stock on and after January 26, 2001.

The Ordinary General Meeting of Shareholders held on June 26, 1998 approved that (a) in addition to the shares discussed in the preceding paragraph, Sony Corporation may, by a resolution of the Board of Directors, acquire and retire up to a total not exceeding 30 million outstanding shares of its common stock with its additional paid-in capital at prices in total not exceeding 400 billion yen and (b) Sony Corporation may grant share subscription rights to directors and/or employees pursuant to the Japanese regulations. Subsequently, the Extraordinary General Meeting of Shareholders held on January 25, 2001 authorized Sony Corporation to acquire and retire the subsidiary tracking stock as well as its common stock on and after January 26, 2001.

Prior to the amendments to the Japanese Commercial Code enacted on April 1, 2002, purchase and retirement by Sony Corporation of its own shares could be made at any time by resolution of the Board of Directors up to the number of shares and total purchase price as described above. No common stock and subsidiary tracking stock had been acquired nor had any share subscription rights been granted under those approvals during the years ended March 31, 2001 and 2002.

Following such amendments to the Japanese Commercial Code, purchase by Sony Corporation of its own shares is subject to the prior approval of shareholders at the Ordinary General Meeting of Shareholders, which includes the maximum number of shares to be purchased and the maximum total purchase amount. Once such approval of shareholders is obtained, Sony Corporation may purchase its own shares at any time during the period up to the conclusion of next Ordinary General Meeting of Shareholders.

The Ordinary General Meeting of Shareholders held on June 20, 2002 approved that Sony Corporation acquire up to a total not exceeding 90 million outstanding shares of its common stock at an amount in a total not exceeding 650 billion yen and a total not exceeding 300 thousand outstanding shares of the subsidiary tracking stock at an amount in total not exceeding 1 billion yen until the conclusion of the General Meeting of Shareholders for the year ended March 31, 2003. As a result, no common stock and subsidiary tracking stock had been acquired under this approval.

The Ordinary General Meeting of Shareholders held on June 20, 2003 approved that Sony Corporation acquire up to a total not exceeding 90 million outstanding shares of its common stock at an amount in a total not exceeding 400 billion yen and a total not exceeding 300 thousand outstanding shares of the subsidiary tracking stock at an amount in total not exceeding 1 billion yen until the conclusion of the General Meeting of Shareholders to be held for the year ending March 31, 2004.

(3)    Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for the payments of dividends to shareholders as of March 31, 2003 was 650,705 million yen. The appropriation of retained earnings for the year ended March 31, 2003 including cash dividends for the six-month period ended March 31, 2003 has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the Ordinary General Meeting of Shareholders held on June 20, 2003.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 9,259 million yen and 2,967 million yen at March 31, 2002 and 2003, respectively.

(4)    Other comprehensive income:

Other comprehensive income for the years ended March 31, 2001, 2002 and 2003 were as follows:

	Yen in millions
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2001:
Unrealized gains on securities—
Unrealized holding gains or losses arising during the period	(6,290)	(1,200)	(7,490)
Less: Reclassification adjustment for gains or losses included in net income	(16,095)	6,186	(9,909)
Minimum pension liability adjustment	(79,678)	33,544	(46,134)
Foreign currency translation adjustments	169,144	(8,862)	160,282

Other comprehensive income	67,081	29,668	96,749

For the year ended March 31, 2002:
Unrealized gains on securities—
Unrealized holding gains or losses arising during the period	(24,857)	4,614	(20,243)
Less: Reclassification adjustment for gains or losses included in net income	(2,594)	1,318	(1,276)
Unrealized losses on derivative instruments—
Cumulative effect of an accounting change	2,040	(951)	1,089
Unrealized holding gains or losses arising during the period	5,470	(3,033)	2,437
Less: Reclassification adjustment for gains or losses included in net income	(7,200)	2,963	(4,237)
Minimum pension liability adjustment	(38,391)	16,163	(22,228)
Foreign currency translation adjustments	101,483	(4,051)	97,432

Other comprehensive income	35,951	17,023	52,974

For the year ended March 31, 2003:
Unrealized gains on securities—
Unrealized holding gains or losses arising during the period	(18,575)	8,948	(9,627)
Less: Reclassification adjustment for gains or losses included in net income	3,421	867	4,288
Unrealized losses on derivative instruments—
Unrealized holding gains or losses arising during the period	(6,268)	1,791	(4,477)
Less: Reclassification adjustment for gains or losses included in net income	682	(287)	395
Minimum pension liability adjustment	(181,725)	71,089	(110,636)
Foreign currency translation adjustments—
Translation adjustments arising during the period	(87,103)	3,110	(83,993)
Less: Reclassification adjustment for losses included in net income	7,665	—	7,665

Other comprehensive income	(281,903)	85,518	(196,385)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended March 31, 2003, 7,665 million yen of foreign currency translation adjustments was transferred from other comprehensive income and charged to income as a result of the liquidation of certain foreign subsidiaries.

16.    Stock-based compensation plans

Sony has four types of stock-based compensation plans as incentive plans for directors and selected employees.

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

(3)    Stock Acquisition Rights:

During the year ended March 31, 2003, Sony adopted an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to the directors and selected employees of Sony, and subsidiary tracking stock acquisition rights for the purpose of granting stock options to the directors and selected employees of Sony Communication Network Corporation, pursuant to the Commercial Code of Japan. The stock acquisition rights generally vest ratably over a three-year period and are exercisable up to ten years from the date of grant.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Presented below is a summary of the activity for common stock warrant, convertible bond and stock acquisition rights plans for the years shown:

	Year ended March 31
	2001		2002		2003
	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price
		Yen		Yen		Yen
Outstanding at beginning of year	1,531,573	6,456	2,800,270	9,911	5,853,892	8,648
Granted	1,420,900	12,788	3,397,300	6,877	3,874,100	5,313
Exercised	(111,103)	5,341	(8,294)	6,264	—	—
Forfeited	(41,100)	12,544	(335,384)	6,384	(87,100)	8,306

Outstanding at end of year	2,800,270	9,911	5,853,892	8,648	9,640,892	7,832

Exercisable at end of year	825,265	6,332	2,082,640	8,127	4,314,292	9,773

A summary of common stock warrants, convertible bond options and stock acquisition rights outstanding and exercisable at March 31, 2003 is as follows:

	Outstanding			Exercisable
Exercise price range	Number of Shares	Weighted- average exercise price	Weighted- average remaining life	Number of Shares	Weighted- average exercise price
Yen		Yen	Years		Yen
4,388 ~ 10,000	8,277,792	6,948	7.57	3,358,792	8,774
10,001 ~ 14,757	1,363,100	13,201	4.71	955,500	13,282

4,388 ~ 14,757	9,640,892	7,832	7.17	4,314,292	9,773

A summary of subsidiary tracking stock warrants and stock acquisition rights outstanding and exercisable at March 31, 2003 is as follows:

	Outstanding			Exercisable
Exercise price range	Number of Shares	Weighted- average exercise price	Weighted- average remaining life	Number of Shares	Weighted-average exercise price
Yen		Yen	Years		Yen
1,008 ~ 3,300	90,500	2,148	7.77	14,850	3,300

As the exercise prices for the warrant, convertible bond and stock acquisition rights plans were determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans were not significant for the years ended March 31, 2001, 2002 and 2003, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average fair value per share at the date of grant for common stock warrants, convertible bond options and stock acquisition rights granted during the years ended March 31, 2001, 2002 and 2003 was 4,111 yen, 2,554 yen and 1,707 yen, respectively. The fair value of common stock warrants, convertible bond options and stock acquisition rights granted on the date of grant, which is amortized to expense over the vesting period in determining the pro forma impact, is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended March 31
Weighted-average assumptions	2001		2002		2003
Risk-free interest rate	2.68%		2.58%		1.73%
Expected lives	3.26	years	3.28	years	3.30	years
Expected volatility	44.07%		50.81%		44.54%
Expected dividend	0.21%		0.40%		0.49%

(4)    SAR plan:

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

In December 2001, Sony granted options under its convertible bond plan to certain employees in exchange for the employees agreeing to cancel an equal number of outstanding SARs. Under FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation—an interpretation of APB Opinion No. 25”, no compensation charge was recorded as the number and terms of the new options under the convertible bond plan were substantially the same as the SARs that were cancelled.

The status of the SAR plans is summarized as follows:

	Year ended March 31
	2001		2002		2003
	Number of SARs	Weighted- average exercise price	Number of SARs	Weighted- average exercise price	Number of SARs	Weighted- average exercise price
		Yen		Yen		Yen
Outstanding at beginning of year	4,046,490	5,443	3,565,246	6,218	2,410,394	6,644
Granted	154,700	9,801	141,525	7,813	28,750	6,323
Exercised	(588,092)	5,198	(91,330)	5,862	(11,800)	5,727
Cancelled	—	—	(1,192,672)	5,951	—	—
Expired or forfeited	(47,852)	5,869	(12,375)	8,520	(84,316)	7,274

Outstanding at end of year	3,565,246	6,218	2,410,394	6,644	2,343,028	6,341

Exercisable at end of year	1,397,216	5,966	1,864,928	6,282	2,176,319	6,211

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of SARs outstanding and exercisable at March 31, 2003 is as follows:

	Outstanding			Exercisable
Exercise price range	Number of SARs	Weighted- average exercise price	Weighted- average remaining life	Number of SARs	Weighted- average exercise price
Yen		Yen	Years		Yen
3,615~5,000	242,534	4,455	1.79	241,601	4,455
5,001~10,000	2,046,369	6,393	2.17	1,896,036	6,298
10,001~15,000	54,125	12,823	6.56	38,682	12,940

3,615~15,000	2,343,028	6,341	2.23	2,176,319	6,211

In accordance with APB No. 25 and its related interpretations, the SARs compensation expense is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price, which is consistent with the accounting treatment prescribed for SAR plans in FAS No. 123. For the years ended March 31, 2001, 2002 and 2003, Sony recognized a reduction in SARs compensation expense of 5,587 million yen, 4,748 million yen and 670 million yen, respectively, due to the decline in Sony’s stock price during the years.

17.    Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives within the Electronics, Music and Pictures businesses. For the years ended March 31, 2001, 2002 and 2003, Sony recorded total restructuring charges of 34,718 million yen, 106,974 million yen and 106,251 million yen, respectively. Significant restructuring charges and asset impairments include the following:

Electronics Segment

In an effort to improve the performance of the Electronics segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the years ended March 31, 2001, 2002 and 2003, Sony recorded total restructuring charges of 20,620 million yen, 86,852 million yen and 72,473 million yen, respectively, within the Electronics segment. Significant restructuring activities are the following:

Downsizing of computer display CRT operations—

In the year ended March 31, 2002, as flat panel monitors became more popular in the marketplace, the demand for computer display CRTs was drastically reduced. In this situation, Sony decided to abandon certain manufacturing equipments for computer display CRTs mainly in the U.S. in the second quarter of the year ended March 31, 2002. Restructuring charges totaling 19,639 million yen consisted of non-cash equipment write-downs of 6,261 million yen, costs related to the buy-out and cancellation of operating leases totaling 11,264 million yen and other costs related to the disposal of equipment of 2,114 million yen. Of the total restructuring charges recorded, 946 million yen was recorded in cost of sales and 18,693 million yen was included in selling, general and administrative expense in the consolidated statements of income. The restructuring activity was completed in the year ended March 31, 2003, and all reserve balances were fully utilized as of March 31, 2003.

In the year ended March 31, 2003, due to further market shrinkage and demand shift from CRT displays to LCDs, Sony made a decision to discontinue certain computer display CRT manufacturing operations in Japan and Southeast Asia to rationalize production facilities and downsize its business. Restructuring charges totaling 6,902 million yen consisted of personnel related costs of 1,208 million yen, non-cash equipment write-downs and disposals of 4,010 million yen and contract termination and other costs of 1,684 million yen. Of the total

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

restructuring charges, 1,264 million yen was recorded in cost of sales and 5,638 million yen was included in selling, general and administrative expense in the consolidated statements of income. The remaining reserve balance as of March 31, 2003 was 383 million yen and will be utilized in the year ending March 31, 2004.

Aiwa Co. Ltd. restructuring—

In the year ended March 31, 2002, in response to a decline in performance of Aiwa Co., Ltd. and its subsidiaries (“Aiwa”), Aiwa underwent a drastic restructuring program to eliminate the causes of this downward trend and to return to be profitable. Aiwa recorded restructuring charges totaling 25,484 million yen in the year ended March 31, 2002, which included a reduction of unprofitable product lines, plant closures and a reduction of the work forces. These charges consisted of non-cash equipment write-downs and disposals of 10,244 million yen, personnel related costs of 8,209 million yen, and other costs of 7,031 million yen including the devaluation of inventory. Among these charges 5,734 million yen was recorded in cost of sales and 19,750 million yen was included in selling, general and administrative expense in the consolidated statements of income. Aiwa eliminated its employees from various employee levels, business functions, operating units and geographic regions.

Due to the continued decline in the operating results of Aiwa, the restructuring program that was initiated in the year ended March 31, 2002 was accelerated and additional restructuring charges of 23,007 million yen were recorded in the year ended March 31, 2003. Additional restructuring included further cuts in staffing levels and shutdown of remaining production facilities. These charges consisted of non-cash equipment write-downs and disposals of 3,504 million yen, personnel related costs of 7,647 million yen, devaluation of inventory of 6,144 million yen, operating lease termination costs of 3,823 million yen and other costs of 1,889 million yen. Among these charges 13,791 million yen was recorded in cost of sales and 9,216 million yen was included in selling, general and administrative expense in the consolidated statements of income. The restructuring program was completed in the year ended March 31, 2003 and no reserve existed as of March 31, 2003. Aiwa Co., Ltd. was merged into Sony Corporation as of December 1, 2002. No further costs are expected to be incurred for the Aiwa restructuring.

Closing of a semiconductor plant in the U.S.—

Due to a significant decline in the business conditions of the U.S. semiconductor industry, Sony made a decision in the fourth quarter of the year ended March 31, 2003, to close a semiconductor plant in the U.S. The total estimated cost of the restructuring program is 8,148 million yen, of which 5,856 million yen was incurred through March 31, 2003. These restructuring charges consisted of accelerated depreciation of equipments of 3,128 million yen, personnel related costs of 1,329 million yen, the devaluation of inventory and other costs of 1,399 million yen. These charges were all recorded in cost of sales in the consolidated statements of income. This restructuring activity is expected to complete in the year ending March 31, 2004. The remaining reserve balance as of March 31, 2003 was 1,452 million yen.

Early retirement program in Japan—

In addition to the restructuring efforts disclosed above, Sony has undergone several headcount reduction programs to further reduce operating costs in the Electronics segment. As a result of these programs, Sony recorded restructuring charges totaling 14,440 million yen, 12,252 million yen and 10,932 million yen for the years ended March 31, 2001, 2002 and 2003, respectively, and these charges were included in selling, general and administrative expense in the consolidated statements of income. These staff reductions were achieved through the implementation of early retirement programs in Japan. The remaining reserve balance as of March 31, 2003 was 1,009 million yen and will be utilized through the year ending March 31, 2004.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Music Segment

Due to the continued contraction of the worldwide music market due to slow worldwide economic growth, the saturation of the CD market, the effects of piracy and other illegal duplication, parallel imports, pricing pressures and the diversification of customer preferences, Sony has been actively repositioning the Music segment for the future by looking to create a more effective and profitable business model. As a result, the Music segment has undergone a worldwide restructuring program to reduce staffing and other costs through the consolidation and rationalization of facilities worldwide. For the years ended March 31, 2001, 2002 and 2003, Sony recorded total restructuring charges of 7,908 million yen, 8,599 million yen and 22,350 million yen, respectively, within the Music segment excluding Japan. The total estimated costs of the worldwide restructuring program are 43,371 million yen, of which 38,857 million yen was incurred through March 31, 2003. At March 31, 2003, the remaining reserve balance was 11,522 million yen. This reserve balance will be utilized over the next two to three years, with most of the payments being made during the year ending March 31, 2004. The worldwide restructuring program is expected to complete by the year ending March 31, 2006. In addition to the above, Sony also recorded restructuring charges of 1,519 million yen in Japan which were personnel related costs included in selling, general and administrative expense in the consolidated statements of income, in the year ended March 31, 2003. Significant restructuring activities included the following:

In the year ended March 31, 2001, the Music segment initiated its worldwide restructuring program with the shutdown of a CD and audio cassette manufacturing plant in the U.S., as part of its effort to consolidate manufacturing operations, and staff reductions in other areas. As a result, Sony recorded restructuring charges totaling 7,908 million yen in the year ended March 31, 2001. The restructuring charges consisted of personnel related costs of 3,540 million yen, non-cash asset write-downs and disposals of 3,160 million yen and other costs of 1,208 million yen including lease termination costs. Of the total restructuring charges, 779 million yen was recorded in cost of sales and 7,129 million yen was included in selling, general and administrative expense in the consolidated statements of income.

In the year ended March 31, 2002, Sony recorded additional restructuring charges totaling 8,599 million yen. Restructuring activities included the rationalization of digital media initiative and portfolio investment businesses in order to focus on core music activities and staff reductions. Charges incurred in the year ended March 31, 2002 consisted of personnel related costs of 5,100 million yen, non-cash asset write-downs and disposals of 787 million yen, and other costs of 2,712 million yen including lease termination costs. These charges were included in selling, general and administrative expense in the consolidated statements of income.

In the year ended March 31, 2003, restructuring charges related to the worldwide restructuring of the Music segment totaled 22,350 million yen. Restructuring activities included the further consolidation of operations through the shutdown of a cassette and CD manufacturing and distribution center in Holland and a second CD manufacturing facility in the U.S. as well as further staff reductions in other areas. The restructuring charges consisted of personnel related costs of 14,932 million yen, non-cash asset write-downs and disposals of 3,256 million yen and other costs of 4,162 million yen including lease termination costs. These charges were included in selling, general and administrative expense in the consolidated statements of income. Employees were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.

Pictures Segment

Due to changes within the television production and distribution business, the competition to obtain customers between the major television networks and other production and distribution companies is becoming more intense. This competitive environment has resulted in fewer opportunities to produce shows for the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. Consistent with this trend, Sony has seen an increase in the number of new programs being distributed yet canceled in their first or second season and that are generally less profitable, and a decrease in the number of network programs that are able to achieve syndication and that are generally more profitable. As a result, in the year ended March 31, 2002, Sony decided to consolidate its television operations and downsize the network television production business in the Pictures segment. Sony recorded restructuring charges totaling 8,452 million yen which consisted of personnel related costs of 1,753 million yen, non-cash asset write-downs and disposals of 1,767 million yen, and other costs of 4,932 million yen including those relating to the buy-out of term deal commitments. These restructuring charges were all recorded in cost of sales in the consolidated statements of income. In the year ended March 31, 2003, additional restructuring charges totaling 480 million yen were recorded. These costs were included in cost of sales in the consolidated statements of income. The remaining reserve balance as of March 31, 2003 was 947 million yen. The restructuring plan is expected to complete by the second quarter of the year ending March 31, 2005 and all reserves will be utilized over the next two years.

The following table displays the balance of the accrued restructuring charges recorded for the years ended March 31, 2001, 2002 and 2003.

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals	Other associated costs	Total
Balance at March 31, 2000	58	—	2,131	2,189
Restructuring costs	19,200	14,070	1,448	34,718
Non-cash charges	—	(14,070)	—	(14,070)
Cash payments	(18,142)	—	(2,617)	(20,759)
Adjustments	145	—	126	271

Balance at March 31, 2001	1,261	—	1,088	2,349
Restructuring costs	38,123	39,598	29,253	106,974
Non-cash charges	—	(39,598)	—	(39,598)
Cash payments	(33,291)	—	(16,907)	(50,198)
Adjustments	150	—	203	353

Balance at March 31, 2002	6,243	—	13,637	19,880
Restructuring costs	46,953	42,768	16,530	106,251
Non-cash charges	—	(42,240)	—	(42,240)
Cash payments	(38,548)	—	(23,172)	(61,720)
Adjustments	136	(528)	(1,208)	(1,600)

Balance at March 31, 2003	14,784	—	5,787	20,571

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.    Research and development costs, advertising costs and shipping and handling costs

(1)    Research and development costs:

Research and development costs charged to cost of sales for the years ended March 31, 2001, 2002 and 2003 were 416,708 million yen, 433,214 million yen and 443,128 million yen, respectively.

(2)    Advertising costs:

Advertising costs included in selling, general and administrative expenses for the years ended March 31, 2001, 2002 and 2003 were 389,359 million yen, 401,960 million yen and 442,741 million yen, respectively.

(3)    Shipping and handling costs:

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the years ended March 31, 2001, 2002 and 2003 were 104,155 million yen, 98,800 million yen and 98,195 million yen, respectively, which included the internal transfer costs of finished goods.

19.    Gain on issuances of stock by equity investees

In August 2000, Monex Inc., which provides on-line security trading services in Japan, issued 150,000 shares at 41,850 yen per share valued at 6,278 million yen in connection with its initial public offering. As a result of this issuance, Sony recorded a gain of 1,900 million yen and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 36.6% to 32.8%.

In August 2000, Crosswave Communications Inc., which provides high-capacity/high-speed network services in Japan, issued 101,960 shares at 304,360 yen per share valued at 28,958 million yen after the deduction of stock issue costs in connection with its initial public offering. As a result of this issuance, Sony recorded a gain of 6,406 million yen and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 30.0% to 23.9%.

In October 2000, SKY Perfect Communications Inc., which provides satellite broadcasting services in Japan, issued 400,000 shares at 304,000 yen per share valued at 121,600 million yen in connection with its initial public offering. In connection with this issuance, Sony recorded a gain of 9,551 million yen and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 9.9% to 8.1%. As a result of this transaction, SKY Perfect Communications Inc. is no longer accounted for under the equity method, as Sony no longer has significant influence.

In addition to the above transactions, for the year ended March 31, 2001, Sony recognized 173 million yen of other gains on issuances of stock by equity investees resulting in total gains of 18,030 million yen. Total gains on issuances of stock by equity investees were 503 million yen for the year ended March 31, 2002. There were no gains on issuances of stock for equity investees for the year ended March 31, 2003. These transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.    Income taxes

Income before income taxes and income tax expense comprise the following:

	Yen in millions
	Year ended March 31
	2001	2002	2003
Income (loss) before income taxes:
Sony Corporation and subsidiaries in Japan	158,987	(5,103)	(7,998)
Foreign subsidiaries	106,881	97,878	255,619

	265,868	92,775	247,621

Income taxes—Current:
Sony Corporation and subsidiaries in Japan	89,708	55,641	69,311
Foreign subsidiaries	31,405	59,289	109,536

	121,113	114,930	178,847

Income taxes—Deferred:
Sony Corporation and subsidiaries in Japan	(106)	(46,082)	(90,016)
Foreign subsidiaries	(5,473)	(3,637)	(8,000)

	(5,579)	(49,719)	(98,016)

Sony is subjected to a number of different income taxes. Due to changes in Japanese income tax regulations, a consolidated tax filing system was introduced on April 1, 2002. Sony applied to file its return under the consolidated tax filing system beginning with the year ending March 31, 2004. Under the Japanese consolidated tax filing system, a 2% surtax will be imposed only for the year ending March 31, 2004. As a result, the statutory tax rate will be approximately 44% for the year ending March 31, 2004.

For the year ending March 31, 2005, a corporation size-based enterprise tax will be introduced which will supersede the current enterprise tax. As a result, the statutory tax rate for the year ending March 31, 2005 will be approximately 41% effective April 1, 2004. The respective newly enacted rates were used in calculating the future expected tax effects of temporary differences as of March 31, 2003. The effect of the changes in the tax rates on the balance of deferred tax assets and liabilities was insignificant.

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Year ended March 31
	2001	2002	2003
Statutory tax rate	42.0%	42.0%	42.0%
Increase (reduction) in taxes resulting from:
Income tax credits	(1.7)	(2.1)	(1.9)
Change in valuation allowances	14.2	55.5	5.5
Decrease in deferred tax liabilities on undistributed earnings of foreign subsidiaries	(6.5)	(21.6)	(14.8)
Reversal of foreign tax reserves	—	(6.5)	—
Other	(4.5)	3.0	1.8

Effective income tax rate	43.5%	70.3%	32.6%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2002	2003
Deferred tax assets:
Accrued pension and severance costs	125,745	213,284
Operating loss carryforwards for tax purposes	155,979	130,473
Warranty reserve and accrued expenses	59,979	64,094
Future insurance policy benefits	28,552	34,734
Inventory—intercompany profits and write-down	41,294	34,423
Film costs	41,917	33,907
Tax credit carryforwards	16,004	33,762
Accrued bonus	31,060	32,694
Reserve for doubtful accounts	16,401	20,256
Depreciations	19,067	15,724
Other	134,373	119,671

Gross deferred tax assets	670,371	733,022
Less: Valuation allowance	(252,208)	(116,068)

Total deferred tax assets	418,163	616,954

Deferred tax liabilities:
Insurance acquisition costs	(111,570)	(118,689)
Undistributed earnings of foreign subsidiaries	(72,713)	(46,449)
Intangible assets acquired through exchange offerings	(40,580)	(38,882)
Gain on securities contribution to employee retirement benefit trust	(29,313)	(17,438)
Unrealized gains on securities	(21,487)	(11,672)
Other	(55,169)	(81,374)

Gross deferred tax liabilities	(330,832)	(314,504)

Net deferred tax assets	87,331	302,450

The valuation allowance mainly relates to deferred tax assets of Sony Corporation and certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance were increases of 86,422 million yen and 53,595 million yen for the years ended March 31, 2001 and 2002, respectively, and a decrease of 136,140 million yen for the year ended March 31,2003.

As discussed in Note 9, 33,525 million yen of the decrease in the valuation allowance relates to the realization of tax benefits from operating loss carryforwards that were acquired in connection with Sony’s acquisition of companies within the Electronics, Music and Pictures businesses. The reversal of the valuation allowance upon realization of tax benefit from operating loss carryforwards resulted in the reduction of goodwill.

During the year ended March 31, 2003, approximately 19,000 million yen of tax benefits have been realized through utilization of operating loss carryforwards.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2002	2003
Current assets—Deferred income taxes	134,299	143,999
Other assets—Deferred income taxes	120,168	328,091
Current liabilities—Other	(7,563)	(10,561)
Long-term liabilities—Deferred income taxes	(159,573)	(159,079)

Net deferred tax assets	87,331	302,450

At March 31, 2003, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling 813,923 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2003 for such temporary differences amounted to 200,103 million yen.

Operating loss carryforwards for tax purposes of Sony Corporation and certain consolidated subsidiaries at March 31, 2003 amounted to 304,634 million yen and are available as an offset against future taxable income. With the exception of 64,315 million yen with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 6 years. Tax credit carryforwards for tax purposes at March 31, 2003 amounted to 33,762 million yen. With the exception of 9,969 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 10 years. Realization is dependent on such companies generating sufficient taxable income prior to expiration of the loss carryforwards and tax credit carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period are changed.

21.    Reconciliation of the differences between basic and diluted net income per share (“EPS”)

(1)    Income before cumulative effect of accounting changes and net income allocated to each class of stock:

	Year ended March 31
	2001	2002	2003
	Yen in millions
Income before cumulative effect of accounting changes allocated to the common stock	121,227	9,381	115,648
Income before cumulative effect of accounting changes allocated to the subsidiary tracking stock	—	(49)	(129)

Income before cumulative effect of accounting changes	121,227	9,332	115,519

Net income allocated to the common stock	16,754	15,359	115,648
Net income allocated to the subsidiary tracking stock	—	(49)	(129)

Net income	16,754	15,310	115,519

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As discussed in Note 2, the earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stock holders’ economic interest.

The statutory retained earnings of SCN (the subsidiary tracking stock entity as discussed in Note 15) available for dividends to the shareholders were 209 million yen as of March 31, 2002, which decreased by 374 million yen during the year ended March 31, 2002 after the date of issuance.

The accumulated losses of SCN were 779 million yen as of March 31, 2003. The accumulated losses increased by 989 million yen during the year ended March 31, 2003.

(2)    EPS attributable to common stock:

Basic and diluted EPS as well as the number of shares in the following table have been adjusted to reflect the two-for-one stock split that was completed on May 19, 2000. Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2001, 2002 and 2003 is as follows:

	Year ended March 31
	2001	2002	2003
	Yen in millions
Income before cumulative effect of accounting changes allocated to the common stock	121,227	9,381	115,648
Effect of dilutive securities:
Convertible bonds	2,417	—	2,398

Income before cumulative effect of accounting changes allocated to the common stock for diluted EPS computation	123,644	9,381	118,046

	Thousands of shares
Weighted-average shares	913,932	918,462	919,706
Effect of dilutive securities:
Warrants	472	108	12
Convertible bonds	79,830	2,664	78,873

Weighted-average shares for diluted EPS computation	994,234	921,234	998,591

	Yen
Basic EPS	132.64	10.21	125.74

Diluted EPS	124.36	10.18	118.21

In accordance with FAS No. 128, “Earnings per Share”, the computation of diluted EPS for the years ended March 31, 2001 and 2002 uses the same weighted-average shares used for the computation of diluted income before cumulative effect of accounting changes per share, and reflects the effect of assumed conversion of convertible bonds in diluted net income.

For the year ended March 31, 2002, 75,201 thousand shares of potential common stock upon the conversion of convertible bonds were excluded from the computation of diluted EPS due to their antidilutive effect.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Potential common stock upon the exercise of warrants and stock acquisition rights, which were excluded from the computation of diluted EPS since they have an exercise price in excess of the average market value of Sony’s common stock during the fiscal year, were 1,329 thousand shares, 2,665 thousand shares, and 4,141 thousand shares for the years ended March 31, 2001, 2002 and 2003, respectively.

Warrants and stock acquisition rights of subsidiary tracking stock for the years ended March 31, 2002 and 2003, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since they did not have a dilutive effect.

Stock options issued by affiliated companies accounted for under the equity method for the years ended March 31, 2001, 2002 and 2003, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since such stock option did not have a dilutive effect.

On October 1, 2002, Sony implemented a share exchange as a result of which Aiwa Co., Ltd. became a wholly-owned subsidiary. As a result of this share exchange, Sony issued 2,502 thousand shares. The shares were included in the computation of basic and diluted EPS.

(3)    EPS attributable to subsidiary tracking stock:

Weighted-average shares used for computation of EPS attributable to subsidiary tracking stock for the years ended March 31, 2002 and 2003 were 3,072 thousand shares. As discussed in Note 2, there were no potentially dilutive securities for EPS of subsidiary tracking stock outstanding at March 31, 2002 and 2003.

22.    Variable Interest Entities

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements consist of facilities which provide for the leasing of certain property, the financing of film production, the development and operation of a multi-use real estate complex and the implementation of a stock option plan for Japanese selected employees. As discussed below, certain of these entities are currently not consolidated by Sony. As described in Note 2, the FASB issued FIN No. 46, which will require the consolidation or disclosure of VIEs.

Although Sony continues to evaluate the impact of FIN No. 46 on Sony’s results of operations and financial position, the potential VIEs that may be consolidated or disclosed are described as follows:

Sony leases the headquarters of its U.S. subsidiary from a VIE, which was not consolidated by Sony at March 31, 2002 and 2003. Effective July 1, 2003, Sony will be required to consolidate the VIE. Upon consolidation of the VIE, assets and liabilities are expected to increase by approximately 30,600 million yen and Sony will record a charge of approximately 1,800 million yen as a cumulative effect of accounting change. The impact on net income for the year ending March 31, 2004 will be a decrease of 840 million yen. Sony has the option to purchase the building at any time during the lease term which expires in December 2008 for 30,600 million yen. At the end of the lease term, Sony has agreed to either renew the lease, purchase the building or remarket it to a third party on behalf of the owner. If the sales price is less than 30,600 million yen, Sony is obligated to make up the lesser of the shortfall or 25,727 million yen. At March 31, 2003, the fair value of the building exceeded 30,600 million yen.

A subsidiary in the Pictures business entered into a joint venture agreement with a VIE for the purpose of funding the acquisition of certain international film rights. The subsidiary is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts, as defined, and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees. The VIE

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

was capitalized with total financing of 48,720 million yen. Of this amount, 1,320 million yen was contributed by the subsidiary, 11,400 million yen was provided by unrelated third party investors and the remaining funding is provided through a 36,000 million yen bank credit facility of which 1,320 million yen was outstanding as of March 31, 2003. Effective July 1, 2003, Sony will be required to consolidate this entity. Upon consolidation of the VIE, assets and liabilities are expected to increase by 7,080 million yen; however, there will be no impact to net income. Under the agreement, the subsidiary’s 1,320 million yen equity investment is the last equity to be repaid. Additionally, it must pay to the third party investors up to 2,280 million yen of any losses out of a portion of its distribution fees. Any losses incurred by the VIE over and above the 3,600 million yen will be shared by the other investors. The subsidiary is obligated to acquire the international distribution rights, as defined, for twelve pictures meeting certain minimum requirements within a 3.5 to 4.5 year period and transfer those rights to the VIE at cost plus a 5 percent fee. If the subsidiary is unable to deliver twelve pictures to the VIE and the bank credit facility or the third party equity investors are not paid in full by March 10, 2008 (or earlier upon the occurrence of certain events), the subsidiary is required to reimburse the VIE to the extent necessary to repay the bank credit facility in full and pay certain minimum returns to the third party equity investors. At March 31, 2003, the maximum exposure amount is 30,574 million yen.

Sony has utilized a VIE to erect and operate a multi-use real estate complex in Berlin, Germany, which was accounted for under the equity method by Sony at March 31, 2002 and 2003. Effective July 1, 2003, Sony will be required to consolidate this entity. Upon consolidation of the VIE, assets and liabilities are expected to increase by 59,662 million yen. However, there will be no impact to Sony’s net income. The VIE was initially capitalized with 90,790 million yen of total funding, 32,561 million yen was provided by the equity investors with the remaining funding of 58,229 million yen being provided through a syndicated bank loan which matures in November 2004. The syndicated bank loan is secured by the multi-use real estate complex. Should the VIE be unable to meet its obligations under the syndicated bank loan, Sony would be exposed to the potential impairment of its investment in the VIE which was 12,840 million yen at March 31, 2003.

Sony has utilized a VIE to implement a stock option plan for Japanese selected employees. The VIE has been consolidated by Sony since its establishment. There will be no impact to Sony’s results of operations and financial position upon the adoption of FIN No. 46. Under the terms of the stock option plan, upon exercise, Japanese employees receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the plan. In order to minimize cash flow exposure associated with the plan, Sony holds treasury stock through the VIE. The VIE purchased the common stock with funding provided by the employee’s cash contribution and a bank loan which has been guaranteed by Sony Corporation. If the market value of common stock is below the price that Sony acquired the treasury stock for at the time of settlement of stock option plan, Sony is required to reimburse the VIE for repayment of the bank loan. At March 31, 2003, the maximum exposure amount associated with the bank loan is 6,938 million yen.

23.    Commitments and contingent liabilities

(1)    Commitments:

Commitments outstanding at March 31, 2003 amounted to 297,768 million yen. The major components of the commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2003, such commitments outstanding were 30,814 million yen.

Certain subsidiaries in the Music business have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly through March 31, 2006. As of March 31, 2003, these subsidiaries were committed to make payments under such long-term contracts of 54,508 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain subsidiaries in the Pictures business have entered into agreements under which the subsidiaries acquire completed films, or certain rights therein, from third parties. These agreements cover various periods through March 31, 2005. As of March 31, 2003, these subsidiaries were committed to make payments under such contracts of 40,116 million yen.

A subsidiary in the Pictures business has also entered into a distribution agreement with a third party to distribute, in certain markets and territories, all feature length films produced or acquired by the third party during the term of the agreement. The distribution agreement expires on December 31, 2006 if a minimum of 36 films have been delivered as of that date. If 36 films have not been delivered by December 31, 2006, the distribution agreement expires on the earlier of the delivery of the 36th film or May 25, 2007. The subsidiary has the right to distribute the films for 15 years from the initial theatrical release of the film. Under the terms of the distribution agreement, the subsidiary must fund a portion of the production cost and is responsible for all distribution and marketing expenses. As of March 31, 2003, 17 films have been released or funded by the subsidiary. The subsidiary’s estimated commitment to fund the production of the remaining films under this agreement is 88,024 million yen.

Aggregate amounts of year-by-year payment schedule of commitments during the next five years and thereafter are as follows:

Yen in millions
Year ending March 31
2004	140,935
2005	70,045
2006	51,744
2007	8,777
2008	9,146
Thereafter	17,121

Total	297,768

(2)    Contingent liabilities:

Contingent liabilities including guarantees given in the ordinary course of business have a maximum exposure of 139,119 million yen at March 31, 2003. The major components of the contingent liabilities are as follows:

Sony has issued loan guarantees to related parties comprised of affiliated companies accounted for under the equity method and unconsolidated subsidiaries. The terms of these guarantees are mainly up to 3 years. Sony would be required to perform under these guarantees upon non-performance of the primary borrowers. The maximum exposure of these guarantees is 49,078 million yen and is not recorded on the consolidated balance sheet as of March 31, 2003.

As discussed in Note 22, in connection with the lease of the headquarters of Sony’s U.S. subsidiary, Sony has guaranteed residual value to a VIE. The maximum exposure of the guarantee is 25,727 million yen. This guarantee is secured by the underlying leased asset and is not recorded on the consolidated balance sheet as of March 31, 2003.

As discussed in Note 22, a subsidiary in the Pictures business entered into a joint venture agreement with a VIE. At March 31, 2003, the maximum exposure associated with this arrangement is 30,574 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sony has agreed to indemnify certain third parties against tax losses resulting from transactions entered into in the normal course of business. The maximum amount of potential future payments under these guarantees cannot be estimated at this time. These guarantees are not recorded on the consolidated balance sheet as of March 31, 2003.

Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both Sony and its legal counsel, management of Sony believes that damages from such lawsuits, if any, would not have a material effect on Sony’s consolidated financial statements.

The changes in product warranty liability for the year ended March 31, 2003 are as follows:

Yen in millions
Year ended March 31 2003
Balance at beginning of year	53,671
Provision for warranty reserve	47,260
Settlements (in cash or in kind)	(46,628)
Changes in estimate for pre-existing warranty reserve	(2,032)
Translation adjustment	(379)

Balance at end of year	51,892

24.    Business segment information

Effective for the year ended March 31, 2003, Sony has partly changed its business segment configuration as described below.

Related businesses in the Network Application and Contents Service Sector (“NACS”), established in April 2002 to enhance network businesses, are included in the Other segment. In addition to Sony Communications Network Corporation, which was originally contained in the Other segment, NACS-related businesses include an internal information system related business, and an IC card business formerly contained in the “Other” category of the Electronics segment.

As a result, business segment information for the years ended March 31, 2001 and 2002 have been restated to conform to the presentation for the year ended March 31, 2003.

The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation and PlayStation 2 game consoles and related software mainly in Japan, the United States of America and Europe, manufactures semiconductors used in the game consoles in Japan, and licenses to third party software developers. The Music segment is mainly engaged worldwide in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the United States of America, and markets, distributes and broadcasts in the worldwide market. The Financial Services segment represents the insurance-related underwriting business, primarily individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

bank business in Japan. The Other segment consists of various operating activities, primarily including a business focused on network service business including Internet-related services, advertising agency business in Japan. Sony’s products and services are generally unique to a single operating segment.

The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

Business segments—

Sales and operating revenue:

	Yen in millions
	Year ended March 31
	2001	2002	2003
Sales and operating revenue:
Electronics—
Customers	4,982,432	4,772,550	4,543,313
Intersegment	472,082	513,631	397,137

Total	5,454,514	5,286,181	4,940,450
Game—
Customers	646,147	986,529	936,274
Intersegment	14,769	17,185	18,757

Total	660,916	1,003,714	955,031
Music—
Customers	571,003	588,191	559,042
Intersegment	41,110	54,649	77,256

Total	612,113	642,840	636,298
Pictures—
Customers	555,227	635,841	802,770
Intersegment	0	0	0

Total	555,227	635,841	802,770
Financial Services—
Customers	447,147	483,313	512,641
Intersegment	31,677	28,932	27,878

Total	478,824	512,245	540,519
Other—
Customers	112,868	111,834	119,593
Intersegment	93,942	91,977	130,721

Total	206,810	203,811	250,314
Elimination	(653,580)	(706,374)	(651,749)

Consolidated total	7,314,824	7,578,258	7,473,633

Electronics intersegment amounts primarily consist of transactions with the Game business. Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses. Other intersegment amounts primarily consist of transactions with the Electronics business.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment profit or loss:

	Yen in millions
	Year ended March 31
	2001	2002	2003
Operating income (loss):
Electronics	251,146	(1,158)	41,380
Game	(51,118)	82,915	112,653
Music	20,502	20,175	(8,661)
Pictures	4,315	31,266	58,971
Financial Services	17,432	22,134	23,338
Other	(13,715)	(16,604)	(31,950)

Total	228,562	138,728	195,731
Elimination	13,781	17,148	15,894
Unallocated amounts:
Corporate expenses	(16,997)	(21,245)	(26,185)

Consolidated operating income	225,346	134,631	185,440
Other income	167,654	96,328	157,528
Other expenses	(127,132)	(138,184)	(95,347)

Consolidated income before income taxes	265,868	92,775	247,621

Operating income is sales and operating revenue less costs and operating expenses. Unallocated corporate expenses include stock-based compensation expenses (Note 16).

Assets:

	Yen in millions
	March 31
	2001	2002	2003
Total assets:
Electronics	3,421,624	3,089,791	2,848,492
Game	690,737	722,021	673,208
Music	747,360	739,283	668,702
Pictures	887,806	960,266	868,395
Financial Services	2,074,234	2,496,052	2,910,434
Other	255,495	240,329	273,169

Total	8,077,256	8,247,742	8,242,400
Elimination	(437,330)	(270,374)	(261,761)
Corporate assets	188,040	208,427	389,906

Consolidated total	7,827,966	8,185,795	8,370,545

Unallocated corporate assets consist primarily of cash and cash equivalents, marketable securities and property, plant and equipment maintained for general corporate purposes.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other significant items:

	Yen in millions
	Year ended March 31
	2001	2002	2003
Depreciation and amortization:
Electronics	209,616	211,910	190,836
Game	37,497	49,655	53,496
Music	34,648	34,835	33,650
Pictures	11,853	10,619	8,552
Financial Services, including deferred insurance acquisition costs	44,995	37,227	52,041
Other	6,184	6,568	9,112

Total	344,793	350,814	347,687
Corporate	3,475	3,321	4,238

Consolidated total	348,268	354,135	351,925

Capital expenditures for segment assets:
Electronics	281,660	220,032	170,323
Game	108,168	47,822	40,986
Music	37,776	21,535	21,875
Pictures	11,020	11,501	7,138
Financial Services	9,341	16,023	3,655
Other	13,538	5,208	15,402

Total	461,503	322,121	259,379
Corporate	3,706	4,613	1,862

Consolidated total	465,209	326,734	261,241

The capital expenditures in the above table represent the additions to fixed assets of each segment.

The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics business is managed as a single operating segment by Sony’s management. Effective for the year ended March 31, 2003, Sony has partly changed its product category configuration. The main changes are that the projector product group, which includes business projectors and home-use projectors has been moved from “Information and Communications” to “Television”, and the server product groups which includes network servers and data storage systems has been moved from “Component” to “Information and Communications”. Accordingly, sales and operating revenue for the years ended March 31, 2001 and 2002 have been restated to conform to the presentation for the year ended March 31, 2003.

	Yen in millions
	Year ended March 31
	2001	2002	2003
Audio	756,393	747,469	682,517
Video	791,465	806,401	823,354
Televisions	797,618	842,388	846,139
Information and Communications	1,260,531	1,167,328	958,556
Semiconductors	237,668	182,276	204,710
Components	569,478	525,568	537,358
Other	569,279	501,120	490,679

Total	4,982,432	4,772,550	4,543,313

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Geographic information—

Sales and operating revenue which are attributed to countries based on location of customers for the years ended March 31, 2001, 2002 and 2003 and long-lived assets as of March 31, 2001, 2002 and 2003 are as follows:

	Yen in millions
	Year ended March 31
	2001	2002	2003
Sales and operating revenue:
Japan	2,400,777	2,248,115	2,093,880
U.S.A.	2,179,833	2,461,523	2,403,946
Europe	1,473,780	1,609,111	1,665,976
Other	1,260,434	1,259,509	1,309,831

Total	7,314,824	7,578,258	7,473,633

	Yen in millions
	March 31
	2001	2002	2003
Long-lived assets:
Japan	1,433,038	1,462,709	1,365,160
U.S.A.	766,148	812,309	713,524
Europe	188,174	156,560	164,459
Other	160,249	174,070	148,616

Total	2,547,609	2,605,648	2,391,759

There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

Transfers between reportable business or geographic segments are made at arms-length prices.

There are no sales and operating revenue with a single major external customer for the years ended March 31, 2001, 2002 and 2003.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following information shows sales and operating revenue and operating income by geographic origin for the years ended March 31, 2001, 2002 and 2003. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

	Yen in millions
	Year ended March 31
	2001	2002	2003
Sales and operating revenue:
Japan—
Customers	2,753,063	2,498,641	2,247,030
Intersegment	2,322,037	2,312,718	2,433,998

Total	5,075,100	4,811,359	4,681,028
U.S.A.—
Customers	2,315,985	2,637,861	2,632,176
Intersegment	184,581	184,966	189,502

Total	2,500,566	2,822,827	2,821,678
Europe—
Customers	1,305,013	1,440,281	1,520,930
Intersegment	48,991	91,329	121,598

Total	1,354,004	1,531,610	1,642,528
Other—
Customers	940,763	1,001,475	1,073,497
Intersegment	852,648	853,324	789,444

Total	1,793,411	1,854,799	1,862,941
Elimination	(3,408,257)	(3,442,337)	(3,534,542)

Consolidated total	7,314,824	7,578,258	7,473,633

Operating income:
Japan	155,674	36,188	11,444
U.S.A.	23,131	30,704	98,762
Europe	11,641	24,460	62,206
Other	71,059	76,061	63,773
Corporate and elimination	(36,159)	(32,782)	(50,745)

Consolidated total	225,346	134,631	185,440

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Balance at beginning of period	Additions charged to costs and expenses	Deductions (Note 1)	Other (Note 2)	Balance at end of period
Year ended March 31, 2001:
Allowance for doubtful accounts and sales returns	100,596	55,549	(58,838)	12,341	109,648

Year ended March 31, 2002:
Allowance for doubtful accounts and sales returns	109,648	68,434	(64,657)	7,401	120,826

Year ended March 31, 2003:
Allowance for doubtful accounts and sales returns	120,826	87,330	(89,284)	(8,378)	110,494

Notes:	1. Amounts written off.
2.	Translation adjustment.

	Balance at beginning of period	Additions	Deductions	Other (Note 1)	Balance at end of period
Year ended March 31, 2001:
Valuation allowance —Deferred tax assets	112,191	88,832	(17,740)	15,330	198,613

Year ended March 31, 2002:
Valuation allowance —Deferred tax assets	198,613	77,519	(35,147)	11,223	252,208

Year ended March 31, 2003:
Valuation allowance —Deferred tax assets	252,208	72,303	(189,843)	(18,600)	116,068

Note:	1. Translation adjustment.