Form 20-F
period 2004-03-31
SONY CORP
filed 2004-06-25
CIK 313838

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

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

	Outstanding as of

	March 31, 2004	March 30, 2004
Title of Class	(Tokyo Time)	(New York Time)

Common Stock	926,418,280
Subsidiary Tracking Stock	3,072,000
American Depositary Shares		115,546,136

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18. ☑

          In this document, Sony Corporation and its consolidated subsidiaries are together referred to as “Sony.” In addition, sales and operating revenue is referred to as “sales” in the narrative description except in the Consolidated Financial Statements.

          The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 21, 2004 was 108.57 yen = 1 U.S. dollar.

          As of March 31, 2004, Sony Corporation had 1,048 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method in respect to its 66 affiliated companies.

Cautionary Statement

      Statements made in this annual report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe”, “expect”, “plans”, “strategy”, “prospects”, “forecast”, “estimate”, “project”, “anticipate”, “aim”, “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game, Music and Pictures segments); (iv) Sony’s ability to implement successfully personnel reduction and other business reorganization activities in its Electronics, Music and Pictures segments; (v) Sony’s ability to implement successfully its network strategy for its Electronics, Music, Pictures and Other segments and to develop and implement successful sales and distribution strategies in its Music and Pictures segments in light of the Internet and other technological developments; (vi) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (vii) the success of Sony’s joint ventures and alliances; and (viii) the risk of being able to obtain regulatory approval and successfully form a jointly owned recorded music company with BMG. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

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

Item 1. Identity of Directors, Senior Management and Advisers

      Not Applicable

Item 2. Offer Statistics and Expected Timetable

      Not Applicable

Item 3. Key Information

Selected Financial Data

	Year Ended March 31

	2000		2001		2002		2003		2004

	(Yen in millions, Yen per share amounts)
Income Statement Data:
Sales and operating revenue	6,686,661		7,314,824		7,578,258		7,473,633		7,496,391
Operating income	223,204		225,346		134,631		185,440		98,902
Income before income taxes	264,310		265,868		92,775		247,621		144,067
Income taxes	94,644		115,534		65,211		80,831		52,774
Income before cumulative effect of accounting changes	121,835		121,227		9,332		115,519		90,628
Net income	121,835		16,754		15,310		115,519		88,511
Per Share Data of Common Stock*:
Income before cumulative effect of accounting changes
— Basic	144.58		132.64		10.21		125.74		98.26
— Diluted	131.70		124.36		10.18		118.21		93.00
Net income
— Basic	144.58		18.33		16.72		125.74		95.97
— Diluted	131.70		19.28		16.67		118.21		90.88
Cash dividends declared
Interim	12.50		12.50		12.50		12.50		12.50
	(12.01 cents	)	(11.15 cents	)	(10.07 cents	)	(10.50 cents	)	(11.37 cents	)
Year-end	12.50		12.50		12.50		12.50		12.50
	(11.58 cents	)	(10.01 cents	)	(9.78 cents	)	(10.53 cents	)	(11.26 cents	)
Depreciation and amortization**:	306,505		348,268		354,135		351,925		366,269
Capital expenditures (additions to fixed assets):	435,887		465,209		326,734		261,241		378,264
Research and development costs:	394,479		416,708		433,214		443,128		514,483

	Year Ended March 31

	2000	2001	2002	2003	2004

	(Yen in millions, Yen per share amounts)
Balance Sheet Data:
Net working capital	861,674	830,734	778,716	719,166	381,140
Long-term debt	813,828	843,687	838,617	807,439	777,649
Stockholders’ equity	2,182,906	2,315,453	2,370,410	2,280,895	2,378,002
Total assets	6,807,197	7,827,966	8,185,795	8,370,545	9,090,662
Number of shares issued at year-end (thousands of shares of common stock)	453,639	919,617	919,744	922,385	926,418
Stockholders’ equity per share of common stock*:	2,409.36	2,521.19	2,570.31	2,466.81	2,563.67

	Average***	High	Low	Period-End

	(Yen)
Yen Exchange Rates per U.S. Dollar:
Year ended March 31
2000	110.02	101.53	124.45	102.73
2001	111.65	104.19	125.54	125.54
2002	125.64	115.89	134.77	132.70
2003	121.10	115.71	133.40	118.07
2004	113.07	120.55	104.18	104.18
2003
December		109.6	106.9	107.1
2004
January		107.2	105.5	105.8
February		109.6	105.4	109.3
March		112.1	104.2	104.2
April		110.4	103.7	110.4
May		114.3	108.5	110.2
June (through June 21)		111.3	108.6	108.6

      The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 21, 2004 was 108.57 yen = U.S. 1 dollar.

*	Per share data prior to the year ended March 31, 2001 have been adjusted to reflect the two-for-one stock split that took effect on May 19, 2000. However, no adjustment to reflect such stock split has been made to the number of shares issued prior to the year ended March 31, 2001.

**	Depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.

***	The average yen exchange rates represent average noon buying rates on the last business day of each month during the respective period.

Notes to Selected Financial Data:

1.	In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51”. FIN No. 46 addresses consolidation by a primary beneficiary of a Variable Interest Entity (“VIE”). For VIEs created or acquired prior to February 1, 2003, Sony adopted the provisions of FIN No. 46 on July 1, 2003, prior to required compliance. Under FIN No. 46, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE shall be recognized as a cumulative effect of accounting change. As a result of adopting FIN No. 46, Sony recognized a one-time charge with no tax effect of 2.1 billion yen as a cumulative effect of accounting changes in the consolidated statement of income, and Sony’s assets and liabilities increased by 95.3 billion yen and 98.0 billion yen, respectively. These increases were treated as non-cash transactions in the consolidated statements of cash flows. In addition, cash and cash equivalents increased by 1.5 billion yen. In December 2003, the FASB issued a revised version of FIN No. 46 (“FIN No. 46R”), which replaced FIN No. 46. Sony adopted the provisions of FIN No. 46R upon its issuance, prior to required compliance. The adoption of FIN No. 46R did not have an impact on Sony’s results of operations and financial position or in the way Sony had previously accounted for VIEs.

2.	In November 2002, the FASB issued Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. Sony adopted EITF Issue No. 00-21 on July 1, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on Sony’s results of operations and financial position as of and for the year ended March 31, 2004.

3.	In May 2003, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. Sony adopted FAS No. 150 during the first quarter of the year ended March 31, 2004. The adoption of FAS No. 150 did not have an impact on Sony’s results of operations and financial position as of and for the year ended March 31, 2004.

4.	In June 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which nullified EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. Sony adopted FAS No. 146 on January 1, 2003. The adoption of this statement did not have a material effect on Sony’s results of operations and financial position.

5.	On April 1, 2001, Sony adopted FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by FAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an Amendment of FASB Statement No. 133”. As a result, Sony’s operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by 3.0 billion yen, 3.4 billion yen and 2.2 billion yen, respectively. Additionally, Sony recorded a one-time non-cash after-tax unrealized gain of 1.1 billion yen in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of 6.0 billion yen in the cumulative effect of accounting changes in the consolidated statement of income. In April 2003, the FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. Sony adopted FAS No. 149 on July 1, 2003. The adoption of FAS No. 149 did not have an impact on Sony’s results of operations and financial position.

6.	In July 2001, the FASB issued FAS No. 142, “Goodwill and Other Intangible Assets”. Sony adopted FAS No. 142 retroactive to April 1, 2001. As a result, Sony’s operating income and income before income taxes for the year ended March 31, 2002 increased by 20.1 billion yen and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by 18.9 billion yen.

7.	In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films”. Sony adopted SOP 00-2 retroactive to April 1, 2000. As a result, Sony’s net income for the year ended March 31, 2001 included a one-time, non-cash charge with no tax effect of 101.7 billion yen, primarily to reduce the carrying value of its film inventory.

8.	In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”. Sony adopted SAB No. 101 in the fourth quarter ended March 31, 2001 retroactive to April 1, 2000. As a result, a one-time non-cash cumulative effect adjustment of 2.8 billion yen was recorded in the income statement directly above the caption of “net income” for a change in accounting principle. In December 2003, SAB No. 101 was amended by SAB No. 104, “Revenue Recognition”. The amendment did not have an impact on Sony’s results of operations and financial position.

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

Sony must overcome increasingly intense pricing competition, especially in the Electronics and Game segments.

      Sony’s Electronics and Game segments produce consumer products that compete against products sold by an increasing number of competitors on the basis of factors including price. In order to produce products that appeal to changing and increasingly diverse consumer preferences, and to overcome the fact that a relatively high percentage of consumers already possess products similar to those that Sony offers, Sony’s Electronics and Game segments must develop superior technology, anticipate consumer tastes and rapidly develop attractive products. In the Electronics segment, in the face of increasingly intense pricing pressure from Korean and Chinese competitors in a variety of consumer product areas, Sony is focusing its resources on developing, manufacturing and marketing higher value-added products. Examples in both the Electronics and Game segments include displays equipped with proprietary high resolution circuitry systems, devices designed for use with secured media distribution services, optical media devices and new microprocessors and system large scale integration (“LSI”) for the next generation computer entertainment system and broadband network products. Sony’s sales and operating income depend on Sony’s ability to continue to develop and offer products that meet consumer preferences at competitive prices.

Sony’s sales and profitability are sensitive to economic trends in Sony’s major markets.

      A consumer’s decision to purchase products such as those offered by Sony’s Electronics, Game, Music and Pictures segments is to a very significant extent discretionary. Accordingly, weakening economic conditions or outlook can reduce consumption in any of Sony’s major markets, causing material declines in Sony’s sales and operating income. In the fiscal year ended March 31, 2004, 29.6 percent, 28.3 percent and 23.6 percent of Sony’s sales and operating revenue were attributable to Japan, the U.S. and Europe, respectively. If economic conditions in Japan, the U.S. and Europe deteriorate, or if the effects of international political and military instability depress consumer confidence, Sony’s short- to mid-term sales and profitability may be significantly adversely affected.

Foreign exchange rate fluctuations can affect financial results because a large portion of Sony’s sales and assets are denominated in currencies other than the yen.

      Sony’s consolidated statements of income are prepared from the local currency-denominated financial results of each of Sony Corporation’s subsidiaries around the world which are translated into yen at the average market rate during each financial period. Sony’s consolidated balance sheets are prepared using local currency-denominated assets and liabilities and stockholders’ equity of each of Sony Corporation’s subsidiaries around the world which are translated into yen at the market rate at the end of each financial period. A large proportion of Sony’s consolidated financial results, assets, liabilities and stockholders’ equity is accounted for in currencies other than the Japanese yen. For example, only 29.6 percent of Sony’s sales and operating revenue in the fiscal year ended March 31, 2004 were originally recorded in Japan. Accordingly, Sony’s consolidated results, assets, liabilities and stockholders’ equity in Sony’s businesses that operate internationally, principally in its Electronics, Game, Music and Pictures segments, may be materially affected by changes in the exchange rates of foreign currencies when translating into Japanese yen. In the fiscal years ended March 31, 2001 and 2003, for example, Sony’s consolidated operating income prepared on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”) in yen increased from the preceding year by 1.0 percent and 37.7 percent, respectively; however, if Sony’s consolidated operating income had been prepared on a local currency basis, it would have increased by 48 percent and decreased 5 percent in those two fiscal years, respectively (refer to Operating Results in Item 5. Operating and Financial Review and Prospects). Operating results on a local currency basis described herein reflect sales and operating revenue and operating income obtained by applying the yen’s average exchange rate in the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the current fiscal year. Foreign exchange fluctuations may have a negative impact on Sony’s results in the future, especially if the yen strengthens significantly against the U.S. dollar or euro.

Foreign exchange fluctuations can affect Sony’s results of operations due to sales and expenses in different currencies.

      Exchange rate fluctuations affect Sony’s operating profitability because many of Sony’s products are sold in countries other than the ones in which they were manufactured. The Electronics and Game segments are particularly sensitive to the yen’s appreciation because research and development, production activities and administrative functions are largely located in Japan so that the ratio of yen-denominated costs to total costs is higher than the ratio of yen-denominated revenue to total revenue. Mid- to long-term volatile changes of exchange rate levels, such as the decade-long strengthening of the yen against major currencies between 1985 and 1995 when it strengthened against the U.S. dollar from over 260 yen to less than 80 yen, may interfere with Sony’s global allocation of resources and hinder Sony’s ability to execute procurement, production, logistics, and sales activities in a manner that is profitable after the effect of such exchange rate changes.

      Although Sony hedges the net foreign currency exposure resulting from import and export transactions shortly before they are projected to occur, such hedging activity cannot entirely eliminate the risk of adverse exchange rate fluctuations.

Sony may not be able to recover its increasingly diverse and increasingly expensive investments in technology development and production capacity.

      Sony’s businesses, particularly the Electronics and Game segments, compete in markets characterized by ever-shortening product life cycles caused by changing consumer preferences and rapid technological innovation. In order to be profitable in such markets, Sony must continually develop a wide range of new technologies and invest in production capacity to create new products. Examples of such new technologies include a new microprocessor and other system LSIs for the next generation computer entertainment system and for digital consumer electronics and technologies for organic electro-luminescent displays and liquid crystal displays (“LCDs”). However, Sony may not be able to recover its development costs or production capacity investments in any one of these technologies and its mid-term profitability could be adversely affected as a result.

      Moreover, through the implementation of Transformation 60 (see below), Sony plans to continue to expend significant sums on research and development and semiconductor fabrication equipment. Recent examples of such expenditures include an investment for research and development into 65 nanometer semiconductor process technology along with IBM Corporation and Toshiba Corporation and an investment in a joint venture with Samsung Electronics Co., Ltd. (“Samsung”) to produce 7th generation amorphous thin film transistor (“TFT”) LCD panels. Sony may not be able to recover these investments, in part or in full, and its mid-term profitability could be adversely affected as a result.

Sony’s business reorganization efforts are costly and may not attain their objectives.

      Sony has engaged in significant reorganization efforts in the past in an effort to allocate managerial resources into core areas and improve operating efficiency and profitability. These efforts have included the concentration of resources into profitable businesses by withdrawing from or downsizing selected businesses. Other efforts have been made to reduce fixed costs including a reduction in the number of Sony’s employees around the world.

      Since the fiscal year ended March 31, 2004, Sony has been implementing Transformation 60, a three-year program scheduled to end March 31, 2006 that consists of a series of fundamental reforms including strengthening core businesses, increasing investments in research and development and undertaking restructuring initiatives such as a reduction in personnel, withdrawal from selected businesses and implementation of other programs to reduce fixed costs.

      Restructuring charges recorded on a consolidated basis for the fiscal years ended March 31, 2002, 2003 and 2004 were 107.0 billion yen, 106.3 billion yen and 168.1 billion yen, respectively. The 168.1 billion yen recorded in the fiscal year ended March 31, 2004 included charges incurred from restructuring activities that were started (but not completed) in previous fiscal years. Sony expects to incur restructuring charges totaling approximately 335 billion yen through the implementation of Transformation 60, including the 168.1 billion yen of restructuring charges incurred in the fiscal year ended March 31, 2004. The details of the restructuring plans for the remaining two fiscal years have yet to be determined in full.

      Restructuring charges are recorded in cost of sales, selling, general, and administrative expense and loss on sale, disposal or impairment of assets, net and thus decrease Sony’s consolidated net income. Moreover, due to internal or external factors, the improved efficiencies and cost savings projected may not be realized as scheduled or at all and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to a worsening of market conditions beyond expectations. Such possible internal factors include a decision to implement restructuring initiatives in addition to those already planned or a decision to increase research and development outlays or other investments beyond currently projected levels which could increase total costs of the program, while possible external factors include regional labor regulations and union contracts that could prevent Sony from executing restructuring initiatives as planned. Therefore such reorganizations may not result in reductions in expenses, improved efficiency, increased ability to respond to market changes or reallocation of resources to more profitable activities. The inability to fully and successfully implement the restructuring programs may cause Sony to have insufficient financial resources to carry out its research and development plans and to invest in targeted growth business areas.

Sony must efficiently manage its procurement of parts, the market conditions for which are volatile, and control its inventory of products and parts, the demand for which is volatile.

      In the Electronics and Game segments Sony places orders for components, determines production and plans inventory in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict. In the past Sony has experienced both a shortage of semiconductors that caused Sony to be unable to meet demand for its personal computers and AV products as well as a surplus in certain semiconductors that resulted in the recording of losses when semiconductor prices fell. Fluctuations in the semiconductor market may cause a shortage of supply of semiconductors and affect Sony’s production and/or the cost of goods sold because Sony consumes a tremendous volume of semiconductor parts and components for its products. Sony’s profitability may be adversely affected by supply or inventory shortages, delays in cost reductions or inventory adjustments that, as a result of efforts to reduce inventory by temporarily halting production or by reducing the price of goods, will lead to an increase in the ratio of cost of sales to sales. Sony writes down the value of its inventory when components or products have become obsolete, exceed the amount expected to be used or are otherwise recorded at more than net realizable value. Such inventory adjustments have had, and if Sony is not successful in managing its inventory may in the future have, a material adverse affect on Sony’s operating income and profitability.

Sony’s Game and Electronics segments are particularly sensitive to year-end holiday season demand.

      Since the Game segment offers a relatively small range of products (PS one hardware, PlayStation 2 hardware and related software) and is dependent upon year-end holiday season demand, factors such as changes in the competitive environment, changes in market conditions, delays in the release of highly anticipated software titles and insufficient supply of hardware at this time of year can negatively impact the financial performance of the segment.

      The Electronics segment is also dependent upon year-end holiday season demand and, to a lesser extent, is susceptible to weak sales and supply shortages that prevent it from meeting demand for its products during this season.

Sony’s Music and Pictures segments are subject to digital piracy, and this risk grows more acute as new technologies develop.

      In Sony’s Music and Pictures segments, technological developments have created new risks with respect to Sony’s ability to protect its intellectual property. Advances in technology that enable the transfer and downloading of digital music and AV files from the Internet without authorization from the owners of rights to such content have threatened the conventional copyright-based business model by making it easier to create and redistribute unauthorized music and AV files. Such unauthorized distribution has adversely affected sales and operating results within the Music segment and threatens to adversely affect sales and operating income in the Pictures segment. These technological advances include new digital devices such as hard disk drive video and audio recorders, CD and DVD recorders and peer-to-peer digital distribution services. As a result, Sony has incurred and will continue to incur expenses to develop new services for the authorized digital distribution of music, movies and television programs and to combat unauthorized digital distribution of its intellectual property. These initiatives will increase Sony’s near-term expenses and may not achieve their intended result.

Sony’s Music segment is dependent on establishing new artists, and Sony’s Music and Pictures segments are subject to increasing prices for talent.

      Sony’s Music segment is highly dependent on establishing artists that appeal to customers, and the competition with other entertainment companies for such talent is intense. Therefore, if the Music segment is unable to find and establish new talented artists, this segment’s sales and operating income may be adversely affected. In addition, with respect to both the Music and Pictures segments, Sony has experienced and may continue to experience significant increases in talent-related spending.

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

Sony’s Financial Services segment is subject to variability in claims, valuation losses, and shifts in customers’ demand and a need for prudent and foresightful Asset Liability Management (“ALM”) as well as mandatory contributions to a policy holder insurance fund.

      Sony’s Financial Services segment faces unpredictable increases in insurance claims and shifts in customer demand from more profitable products such as life guarantees to less profitable products such as annuities. This segment also may incur valuation losses if the value of securities purchased for investment purposes decreases. In addition, if it fails to conduct ALM in a prudent and foresightful manner to pursue optimal combination of possible risks and expected returns on investment assets and underwriting risks on insurance policy benefits, Sony’s Financial Services segment may not be able to keep providing competitive products and services to customers on a long-term basis. Sony’s Financial Services segment is also subject to mandatory contributed reserves for the Life Insurance Policyholders Protection Corporation of Japan (“PPC”). The PPC was established in 1998 to provide financial support to insolvent life insurance companies, and all life insurers in Japan, including Sony Life Insurance Co., Ltd. (“Sony Life”), are members of the PPC and are subject to assessment by the PPC based on their respective share of insurance industry premiums and policy reserves. Since some life insurers have become insolvent since 1998, the PPC’s financial resources have already been reduced because it has had to provide financial support to those companies. If there are further bankruptcies of life insurers, solvent life insurers including Sony Life may be required to contribute additional financial resources. Sony Life’s estimated required future contribution based on the assessments made by the PPC is incorporated in other expenses in Sony Life’s statements of income and long-term liabilities in its balance sheets.

Sony may not be successful in implementing its broadband network strategy.

      Sony believes that the utilization of broadband networks to facilitate integration of hardware and content is essential to differentiating itself in the marketplace. Sony also believes that this strategy will eventually lead to consistent revenue streams. However, this strategy depends on the development (both inside and outside of Sony) of certain network technologies, coordination among Sony’s various business units, and the standardization of technological and interface specifications across business units and within industries. If Sony is not successful in implementing this strategy, it could adversely affect Sony’s mid- to long-term competitiveness.

Sony’s cooperation and alliances with, and strategic investments in, third parties may not produce successful results.

      Sony increasingly relies on alliances, joint ventures and strategic investments, including investments in such joint ventures as Sony Ericsson Mobile Communications, AB (“Sony Ericsson”), S.T. Liquid Crystal Display Corporation (“ST-LCD”) and other companies, in order to develop and introduce new products and services, mitigate the burden of substantial investments and achieve operating efficiencies through cooperation. In April 2004, Sony established a joint venture in partnership with Samsung for the production of 7th generation amorphous TFT LCD panels. In December 2003, Sony also announced that it has signed a binding letter of intent to form a jointly-owned recorded music company with Bertelsmann AG, to be called Sony BMG. The formation of the joint venture is dependent upon regulatory approval in the United States and the European Union. If this or any alliances and joint ventures cannot be implemented due to lack of regulatory approval, Sony may not be able to achieve its objectives. In addition, if, in the case of existing alliances, joint ventures and strategic investments, Sony and its partners are not able to reach their common financial objectives successfully, Sony’s financial performance may be adversely affected. Sony’s financial performance may also be temporarily adversely affected by the establishment of those alliances, joint ventures and strategic investments, even if Sony and its partners are on a course to achieve their common objectives. Recent examples of how Sony’s financial performance has been adversely affected in the course of these types of relationships are the equity in net loss of Sony Ericsson incurred in the fiscal year ended March 31, 2003, totalling 20.8 billion yen (Sony Ericsson turned profitable in the fiscal year ended March 31, 2004), and the equity in net loss of Crosswave

Communications Inc. amounting to 1.4 billion yen in the fiscal year ended March 31, 2004, which commenced reorganization proceedings under the Corporate Reorganization Law of Japan.

Sony’s physical facilities and information systems are subject to damage as a result of disasters, outages, malfeasance or similar events.

      Sony headquarters, some of Sony’s major data centers and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the possibility of disaster or damage from earthquake is generally higher than in other parts of the world. In addition, Sony’s offices and facilities, including those used for research and development, material procurement, manufacturing, logistics, sales and services are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of any number of unexpected events. Furthermore, as network and information systems become more important to Sony’s operating activities, network and information system shutdowns caused by unforeseen events such as power outages, disasters, hardware or software defects and computer viruses pose increasing risks, as do possible misappropriation, misuse, leakage, falsification, and disappearance of internal databases, including customer and vendor data.

      Judging from the experience of other companies, it is possible that Sony could be exposed to significant monetary liability if such risks were to materialize, and it is also possible that such events could harm Sony’s reputation and credibility. Although Sony continues to take precautions against such unforeseen risks, such as by maintaining backup and other redundancies for major data centers and undertaking efforts to educate operators and administrators who have access to databases about appropriate ways to protect such information, these measures may be inadequate, and Sony may be unable to avoid or prevent such events. If such an event were to occur, it could impair Sony’s operational activities, generate expenses relating to physical or personal damage, or hurt Sony’s brand image.

Sony is subject to financial and reputational risks due to product quality and liability issues.

      Sony products, such as software (including software for mobile phone handsets) and electronic devices including semiconductors, are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur and demand increases for digital equipment. At the same time product quality and liability issues present greater risks. In the first half of the fiscal year ended March 31, 2002, Sony recalled products in the mobile phone handset business for quality reasons, which resulted in increased after-sales service expenses of 18.6 billion yen. Sony’s efforts to manage the rapid advancements in technologies and increased demand, as well as control product quality, may not be successful and if they are not, Sony may incur expenses such as those for product recalls, service and lawsuits and Sony’s brand image and reputation for quality products may suffer.

Sony may be adversely affected by its employee benefit obligations.

      Sony recognizes an unfunded pension obligation (in an amount equal to (i) its Projected Benefit Obligation (“PBO”) less (ii) the fair value of plan assets and accrued pension and severance costs) as a pension cost in a systematic and gradual manner over employees’ average remaining service periods as required under FAS No. 87, “Employers’ Accounting for Pensions”. Any decrease of pension asset value due to low return from investments or increase of PBO due to a lower discount rate may increase unfunded pension obligations, resulting in an increase in pension expenses recorded as cost of sales or as a selling, general and administrative expense. Refer to Note 13 of Notes to Consolidated Financial Statements for more information regarding Sony’s pension and severance plans. Also refer to “Critical Accounting Policies” in “Item 5. Operating and Financial Review and Prospects”.

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

      Sony is subject to environmental and occupational health and safety regulations relating to matters such as reductions or prohibitions in the use of harmful substances, comprehensive compliance and risk management practices in manufacturing activities and products, decreases in the level of standby power of certain products, protection of natural resources and remediation as a result of certain manufacturing operations and the recycling of products, batteries and packaging materials. The European Parliament and the Council of the European Union have published directives on waste electrical and electronic equipment and on the restriction of the use of certain hazardous substances in electrical and electronic equipment. These directives will require electronics producers after August 2005 to bear the cost of collection, treatment, recovery and safe disposal of future products from end-users and to ensure after June 2006 that new electrical and electronic equipment does not contain specified hazardous substances. While the cost of these directives to Sony cannot be determined before regulations are adopted in individual member states, it may be substantial. In the event it is determined that Sony has not complied in a material way with certain environmental laws and regulations, Sony may incur remediation cost or sustain injury to its brand image. Sony’s activities also may be limited if Sony is unable to comply with such regulations, which could adversely affect Sony’s results.

Sony is subject to the risks of operations in different countries.

      A substantial portion of Sony’s activities are conducted outside Japan, including in developing and emerging markets. Sony operates its manufacturing subsidiaries in 16 countries and its sales subsidiaries in 43 countries. Countries where Sony manufactures its principal products are Japan, Malaysia, China, the U.S., the U.K., Singapore, Spain and Mexico. Sony seeks advantages from international operations, such as low-cost production and the mid- to long-term potential of consumer markets in China, particularly in the Electronics and Game segments, and the potential prolonging of product life cycles in the current hardware business through sales to markets in Eastern Europe, the Middle East and East Asia (excluding Japan) in the Game segment.

      However, international operations bring challenges. Production in China and other Asian countries of Electronics products increases the time necessary to supply products to Europe and the U.S., which can make it more difficult to meet changing customer demand and preferences. Concentration of production of personal computer components in China and Taiwan could lead to production interruptions if another catastrophe or widespread contagion, similar to the spread of Severe Acute Respiratory Syndrome (“SARS”), occurs in the region. Further, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as instability in the Middle East resulting from the Iraq War, the suspension of trading of the peso and resulting disorder in Argentina, cultural and religious conflicts or unexpected legal or regulatory changes such as import or export controls, nationalization or restrictions on repatriation of returns from foreign investments.

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

Item 4.     Information on the Company

History and Development of the Company

      Sony Corporation, the ultimate parent company of the Sony Group, was established in Japan in May 1946 as Tokyo Tsushin Kogyo Kabushiki Kaisha, a joint stock company (Kabushiki Kaisha) under the Japanese Commercial Code (Shoho). In January 1958, it changed its name to Sony Kabushiki Kaisha (“Sony Corporation” in English). In December 1958, Sony Corporation was listed on the Tokyo Stock Exchange (the “TSE”). In June 1961, Sony Corporation issued American Depositary Receipts (“ADRs”) in the U.S. In March 1968, Sony Corporation established in Japan CBS/ Sony Records Inc., currently Sony Music Entertainment (Japan) Inc. (“SMEJ”), as a 50:50 joint venture company between Sony Corporation and CBS Inc. in the U.S. In January 1988, SMEJ became a wholly-owned subsidiary of Sony Corporation. In September 1970, Sony Corporation was listed on the New York Stock Exchange (the “NYSE”). In August 1979, Sony Corporation established in Japan Sony Prudential Life Insurance Co., Ltd., currently Sony Life Insurance Co., Ltd. (“Sony Life”), as a 50:50 joint venture company between Sony Corporation and The Prudential Insurance Company of America. In March 1996, Sony Life became a wholly-owned subsidiary of Sony Corporation. In July 1984, Sony Magnescale Inc., a subsidiary of Sony Corporation and currently Sony Precision Technology Inc., was listed on the Second Section of the TSE. In July 1987, Sony Chemicals Corporation, a subsidiary of Sony Corporation, was listed on the Second Section of the TSE. In January 1988, Sony Corporation acquired CBS Records Inc., a music business division of CBS Inc. in the U.S. In January 1991, CBS Records Inc. changed its name to Sony Music Entertainment Inc. (“SMEI”). In November 1989, Sony Corporation acquired Columbia Pictures Entertainment, Inc. in the U.S. In August 1991, Columbia Pictures Entertainment, Inc. changed its name to Sony Pictures Entertainment Inc. (“SPE”). In November 1991, SMEJ was listed on the Second Section of the TSE. In November 1993, Sony established Sony Computer Entertainment Inc. (“SCEI”) in Japan. In January 2000, acquisition transactions by way of exchanges of stock, whereby SMEJ, Sony Chemicals Corporation, and Sony Precision Technology Inc. became wholly-owned subsidiaries of Sony Corporation, were completed. In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”). In October 2001, Sony Corporation established Sony Ericsson Mobile Communications, AB (“Sony Ericsson”), as a 50:50 joint venture company between Sony Corporation and Telefonaktiebolaget LM Ericsson of Sweden. In October 2002, Aiwa Co., Ltd. (“Aiwa”) became a wholly-owned subsidiary of Sony Corporation. In December 2002, Sony Corporation merged with Aiwa. In June 2003, Sony Corporation adopted the “Company with Committees” system in line with the revised Japanese Commercial Code (refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees”). In April 2004, Sony Corporation established Sony Financial Holdings Inc. (“SFH”) in Japan. In April 2004, S-LCD Corporation, a joint venture between Sony Corporation and Samsung Electronics Co., Ltd. of Korea, was established in Korea.

      Sony Corporation’s registered office is located at 7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo 141-0001, Japan, telephone +81-3-5448-2111.

      The agent in the U.S. for purposes of this Item 4 is Sony Corporation of America, 550 Madison Avenue, New York, NY 10022 (Attn: Office of the General Counsel).

Principal Capital Investments

      In the fiscal years ended March 31, 2002, 2003 and 2004, Sony’s capital expenditures (additions to fixed assets on the balance sheets) were 326.7 billion yen, 261.2 billion yen and 378.3 billion yen, respectively. Regarding a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects”. Sony invested 175 billion yen in the semiconductor business during the fiscal year ended March 31, 2004. 190 billion yen will be invested in the semiconductor business in the fiscal year ending March 31, 2005. To finance capital expenditures for the development and manufacturing of semiconductors such as Cell, a highly-advanced processor that will be embedded in a broad range of next-generation digital consumer electronics products, and key devices, including display devices, Sony raised 250 billion yen through the issuance of euro yen zero coupon convertible bonds in December 2003. Refer to “Property, Plant and Equipment” below for a geographic distribution of these investments.

Business Overview and Organizational Structure

      The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

	Country of	(As of March 31, 2004)
Name of company	incorporation	Percentage owned

Sony EMCS Corporation	Japan	100.0
Sony Marketing (Japan) Inc.	Japan	100.0
Sony Computer Entertainment Inc.	Japan	99.7	*
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Americas Holding Inc.	U.S.A.	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Computer Entertainment America Inc.	U.S.A.	99.7	*
Sony Music Entertainment Inc.	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Sony Europe Holding B.V.	Holland	100.0
Sony Europe G.m.b.H.	Germany	100.0
Sony Computer Entertainment Europe Ltd.	U.K.	99.7	*
Sony Global Treasury Services Plc	U.K.	100.0
Sony Holding (Asia) B.V.	Holland	100.0
Sony Electronics Asia Pacific Pte. Ltd.	Singapore	100.0

*	On April 1, 2004, Sony Computer Entertainment Inc., Sony Computer Entertainment America Inc. and Sony Computer Entertainment Europe Ltd. became wholly owned subsidiaries of Sony Corporation.

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

      In the Game segment, Sony develops, produces, manufactures, markets, distributes, licenses and publishes home-use entertainment hardware and related software. This business is principally conducted through SCEI in Japan. Sony Computer Entertainment America Inc. (“SCEA”) in the U.S. and Sony Computer Entertainment Europe Ltd. (“SCEE”) in Europe are both wholly-owned subsidiaries of SCEI.

      In the Music segment, Sony is engaged in the development, production, manufacture, marketing and distribution of recorded music and music videos in a variety of commercial and electronic formats and across all musical genres, for the world outside of Japan through SMEI and in Japan through SMEJ.

      In the Pictures segment, Sony is engaged in the development, production, marketing, distribution, and broadcasting of image-based software, including film, video, television, and new digital entertainment technologies, principally through SPE.

      In the Financial Services segment, Sony conducts insurance operations primarily through Sony Life, a Japanese life insurance subsidiary, and Sony Assurance Inc. (“Sony Assurance”), a Japanese non-life insurance subsidiary. Sony is engaged in a leasing and credit financing business in Japan through Sony Finance International Inc. (“Sony Finance”). Sony also conducts an Internet-based banking business in Japan through Sony Bank Inc. (“Sony Bank”), which is an 80 percent directly owned subsidiary of SFH. On April 1, 2004, Sony established SFH by separating a part of Sony Corporation. SFH, which is a holding company of Sony Life, Sony Assurance and Sony Bank, will integrate varied financial services including savings and loans, and offer individual customers high added-value products and high-quality services.

      In the Other segment, Sony is engaged in an in-house oriented information system service business in Japan, an advertising agency business in Japan, an Internet-related service business mainly in Japan, and an Integrated Circuit (“IC”) card business in Japan.

Products and Services

      At the beginning of the fiscal year ended March 31, 2004, Sony partly realigned its business segment configuration. In the Other segment, expenses incurred in connection with the creation of a network platform business have been transferred out of the Other segment and reclassified as unallocated corporate expenses, because the expected future benefits of this business will be spread across the Sony Group. In the Music segment, certain non-core businesses of SMEJ such as media, animation, character and cosmetics, were transferred to the newly-established Sony Culture Entertainment, Inc. (“SCU”) and SCU was classified in the Other segment. In accordance with these realignments, results for the previous fiscal years have been reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

      At the beginning of the fiscal year ended March 31, 2004, Sony partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous years have been reclassified. The primary changes are as follows:

Main Product	Previous Product Category	New Product Category

Set-top box	“Televisions”	“Video”
Computer display	“Information and Communications”	“Televisions”
LCD television	“Information and Communications”	“Televisions”
CRT	“Components”	“Televisions”

      The following table sets forth Sony’s sales and operating revenue by operating segments and product categories. Figures in parentheses indicate percentage of sales and operating revenue.

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Electronics
Audio	747,469	682,517	623,582
	(9.9)	(9.1)	(8.3)
Video	847,311	851,064	948,111
	(11.2)	(11.4)	(12.6)
Televisions	984,290	950,166	917,207
	(13.0)	(12.7)	(12.2)
Information and Communications	998,773	836,724	834,757
	(13.2)	(11.2)	(11.1)
Semiconductors	182,276	204,710	253,237
	(2.4)	(2.7)	(3.4)
Components	511,579	527,782	623,799
	(6.8)	(7.1)	(8.3)
Other	500,852	490,350	557,707
	(6.6)	(6.6)	(7.4)

Segment Total	4,772,550	4,543,313	4,758,400
	(63.0)	(60.8)	(63.5)

Game	986,529	936,274	753,732
	(13.0)	(12.5)	(10.1)

Music	541,418	512,908	487,457
	(7.1)	(6.9)	(6.5)

Pictures	635,841	802,770	756,370
	(8.4)	(10.7)	(10.1)

Financial Services	480,190	509,398	565,752
	(6.3)	(6.8)	(7.5)

Other	161,730	168,970	174,680
	(2.1)	(2.3)	(2.3)

Sales and operating revenue	7,578,258	7,473,633	7,496,391

Notes:

Sony manages the Electronics segment as a single operating segment. However, Sony believes that the product category information in the Electronics segment is useful to investors in understanding the sales contributions of the products in this business segment.

In the third quarter beginning October 1, 2003, regarding Sony Life, the recognition method of insurance premiums received on certain products was changed from being recorded as revenues to being offset against the related provision for future insurance policy benefits, reducing revenue in the Financial Services segment in the fiscal year ended March 31, 2004, by 30.8 billion yen. This change did not have a material effect on operating income.

Electronics

Audio:

“Audio” includes home audio, portable audio, car audio and car navigation systems.

Video:

“Video” includes video cameras, digital still cameras, video decks, DVD-Video players/recorders, and set-top boxes such as digital broadcasting reception systems.

Televisions:

“Televisions” includes televisions incorporating cathode ray tubes (“CRTs”), projection televisions, plasma televisions, liquid crystal displays (“LCDs”) televisions, computer displays, and CRTs.

Information and Communications:

“Information and Communications” includes PCs, printer systems, personal digital assistants, and broadcast- and professional-use audio, video and monitors and other professional-use equipment.

This category contained the results of Sony’s mobile phone handset business until the end of September 2001. On October 1, 2001, the mobile handset business was transferred to Sony Ericsson leaving only sales of mobile handsets manufactured by Sony for Sony Ericsson to appear in the Other category of Electronics. Sales figures for past fiscal years have not been restated in either category.

Semiconductors:

“Semiconductors” includes LCDs, charge coupled devices (“CCDs”) and other semiconductors.

Components:

“Components” includes optical pickups, batteries, audio/video/data recording media, and data recording systems.

Other:

“Other” includes Aiwa products which was merged into Sony Corporation as of December 1, 2002, sales to outside customers by Sony EMCS Corporation (“Sony EMCS”), and products and services which are not included in the above categories.

Sales of mobile phone handsets manufactured at Sony EMCS for Sony Ericsson have been recorded in this category since October 1, 2001.

Game

      SCEI develops, produces, manufactures, markets and distributes PlayStation, PS one and PlayStation 2 hardware and related software in Japan, and is developing the next-generation entertainment system. SCEA and SCEE market and distribute PlayStation, PS one and PlayStation 2 hardware, and develop, produce, manufacture, market and distribute related software in the U.S. and Europe. SCEI, SCEA and SCEE enter into licenses with third-party software developers.

Music

      SMEI and SMEJ produce recorded music and music videos through contracts with many artists worldwide in all musical genres. SMEI and SMEJ produce, manufacture, market and distribute CDs, MDs, DVDs, Super Audio CDs, and pre-recorded audio and video cassettes and produce and manufacture CD-ROMs and DVD-ROMs.

      The Music segment has an extensive and geographically diversified software manufacturing capacity, with plants in the U.S., Austria, Japan, Brazil, Australia, India, China, Canada, Hong Kong, Chile and Mexico. Software is manufactured for the Music segment, the Game segment, the Pictures segment and third parties. In addition, the Music segment distributes digital music product through online music services and other emerging digital formats.

Pictures

      Global operations in the Pictures segment encompass motion picture production, acquisition and distribution; television production, acquisition and distribution; home entertainment acquisition and distribution; television broadcasting; digital production, online distribution and broadband services; and operation of studio facilities.

      SPE’s motion picture arm, the Columbia TriStar Motion Picture Group, includes SPE’s principal motion picture production organizations, Columbia Pictures, TriStar Pictures, Screen Gems and Sony Pictures Classics as well as Columbia TriStar Home Entertainment, Sony Pictures Releasing and Columbia TriStar Film Distributors International. SPE is an equity investor in Revolution Studios and has the rights to market and distribute its motion picture product throughout most of the world. Upon delivery of Revolution Studios’ films, SPE advances a portion of the production cost and then incurs distribution and marketing costs in those markets where SPE distributes. SPE retains a fee for its distribution services in addition to its participation in Revolution Studios’ profits and losses as a result of its equity ownership stake.

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

      SPE also manages the studio facility, Sony Pictures Studios, which includes post production facilities, at SPE’s world headquarters in Culver City, California. A second studio facility that was owned and operated by SPE, The Culver Studios, was sold by SPE in April 2004, and SPE is leasing back a portion of this facility for a two-year period.

Financial Services

      The Financial Services segment includes Sony Life, which underwrites insurance policies, primarily for individual life insurance products in Japan, and sells non-life insurance products provided by Sony Assurance; Sony Assurance, which conducts an individual automobile and medical insurance business in Japan; Sony Bank, which conducts an Internet-based banking business, including personal loans, mortgage loans, investment trusts, and deposits, for individual customers in Japan; and Sony Finance, which conducts a leasing and credit financing business in Japan, focusing on a new credit card business for Internet shopping, utilizing a non-contact IC card technology developed by Sony.

Other

      The Other segment is mainly comprised of an in-house oriented information system service business in Japan, an advertising agency business in Japan, an Internet-related service business mainly in Japan, a retail seller of imported general merchandise in Japan, an in-house facilities management business in Japan and an IC card business.

Sales and Distribution

      The following table shows Sony’s sales in each of its major markets for the periods indicated. Figures in parentheses indicate percentage of sales and operating revenue.

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Japan	2,248,115	2,093,880	2,220,747
	(29.7)	(28.0)	(29.6)
United States	2,461,523	2,403,946	2,121,110
	(32.5)	(32.2)	(28.3)
Europe	1,609,111	1,665,976	1,765,053
	(21.2)	(22.3)	(23.6)
Other Areas	1,259,509	1,309,831	1,389,481
	(16.6)	(17.5)	(18.5)

Sales and operating revenue	7,578,258	7,473,633	7,496,391

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

      SMEI and its affiliates conduct business in countries other than Japan under “Columbia Records Group”, “Epic Records Group”, “Sony Classical”, “Legacy Recordings” and other labels.

      SMEJ conducts business in Japan under “Sony Records”, “Epic Records”, “Ki/oon Records”, “SMEJ Associated Records”, “Defstar Records”, and other labels.

      In May 2004, Sony officially launched the Connect music store, a digital music downloading service. The Connect music store offers consumers music product from SMEI as well as other major and independent labels and independent artists.

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

      SPE’s theatrical releasing strategy focuses on offering a diverse slate of films with a mix of genres, talent and budgets. For the fiscal year ending March 31, 2005, 39 films are currently slated for release by SPE, including seven films under the Columbia banner, six films under the Screen Gems or TriStar banner, 18 Sony Pictures Classics releases and eight Revolution Studios releases. SPE has a motion picture library of over 4,000 feature films, including 12 with Best Picture Academy Awards®. Currently, SPE is converting its library to a digital format and to date nearly 1,700 titles (including motion picture, television and acquired product) have been converted. In addition, SPE and four other motion picture studios are equal investors in Movielink LLC., an online movie download service offering feature films on a pay-per-view basis.

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

      SPE produces original programming in twelve different languages around the world in conjunction with local partners. This programming, along with SPE’s library of television programming and motion pictures, is licensed to affiliated and independent stations in the U.S., and to international television stations and other broadcasters throughout the world. In the U.S., SPE, jointly with Liberty Media Corporation, owns and operates the cable channel, GSN (formerly Game Show Network). SPE also has worldwide broadcasting investments in over 35 international channels.

Financial Services

      Sony Life conducts a life insurance business primarily in Japan, using Lifeplanner financial consultants to serve individual customers. As of March 31, 2004, Sony Life employed 4,212 such consultants. Sony Life maintains an extensive service network including 85 Lifeplanner branch offices, 26 regional sales offices, and 2,028 independent agencies in Japan. In addition, aiming to apply Sony Life’s insurance expertise in countries other than Japan, Sony Life Insurance (Philippines) Corporation has operated in the Philippines since November 1999.

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

      Sony Finance conducts a leasing business for corporations, and a consumer financing business including “My Sony Card”, a credit card for individual customers, through Sony’s electronic retailers and other affiliated partners. Sales staff are posted at ten main branch offices and three customer centers in Japan.

      Sony Bank has conducted banking operations since June 2001 in Japan, and provides its services via the Internet 24 hours a day, 365 days a year as a general rule. By using the MONEYKit tool, account holders can invest and manage assets according to their life plans over the Internet.

Overseas Operations

      Sony has pursued a long-term strategy of actively expanding its production capabilities in each region following a general policy of seeking to manufacture its products in the markets in which they are sold. As of March 31, 2004, Sony operated 18 manufacturing facilities in Japan, five in the U.S., seven in Europe, and 17 in non-Japan Asia and other geographic areas (“Other Areas”) in the Electronics segment. In addition, Sony operated two CD manufacturing facilities in Japan, two in the U.S., one in Europe, and eight in Other Areas in the Music segment.

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

      However, the recent price increase of petroleum due to the political instability of the Middle East after the war in Iraq in the spring of 2003 and also the price increases of other raw materials, such as steel, aluminium, rare metals, and resin, caused mainly by the strong demand from the Chinese market may affect Sony’s cost of goods sold because Sony consumes a tremendous volume of such raw materials for its products.

After-Sales Service

      In the Electronics and Game segments, Sony provides repair and servicing functions in the areas where its products are sold. Sony provides these services through its own service centers, factories, authorized independent service centers, authorized servicing dealers, and its subsidiaries.

      In line with the industry practice of the electronics and game businesses, almost all of Sony’s products sold in Japan carry a warranty, generally for a period of one year from the date of purchase, for repairs, free of charge, for malfunctions occurring in the course of ordinary use. In the case of broadcast-and professional-use products, Sony maintains support contracts with customers in addition to warranties. Overseas warranties are generally provided for various periods of time depending on the product and the area where it is marketed.

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

      In the Electronics segment, Sony believes that its product planning and product design expertise, the high quality of its products, its record of innovative product introductions and product improvements, its price competitiveness derived from reductions in manufacturing and indirect costs, and its extensive marketing and servicing efforts are important factors in maintaining its competitive position.

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

      In the Financial Services segment, it is critical for Sony Life, Sony Assurance and Sony Bank to maintain customer confidence because some financial institutions in Japan have become insolvent in recent years. To be credible and competitive in the financial services market, it is important to offer attractive rates of return on customer investments. In addition, in order to meet diversifying customer demand, it is critical to provide attractive services to customers through unique marketing channels, such as Lifeplanner financial consultants at Sony Life, and direct communications by telephone and over the Internet at Sony Assurance and Sony Bank. Sony Finance faces competitive pressure to achieve a leading position in the new arena of secured payment systems on the Internet by utilizing new technology.

      In the Other segment, SCN faces competition in Japan from many existing, large companies and new entrants to the market. Telecommunication companies that possess a large Internet-ready infrastructure and other entrants that compete solely with respect to price have created a market in which competitive price reductions are the norm. Rapid technological advancement has created many new opportunities but has also increased the rate at which new and more efficient services must be brought to market to earn customer approval. Customer price elasticity is high, and users are able to change Internet service providers with increasing ease. The penetration of mobile Internet services provided solely by telecommunication companies poses an alternative to the home-centric Internet service provided by SCN.

Government Regulations

      Sony’s business activities are subject to various governmental regulations in countries in which it operates, including regulations relating to business/investment approvals, import and export regulations including customs and export control, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. In Japan, insurance and banking businesses are subject to approvals from the Financial Services Agency. In addition, satellite broadcasting and telecommunication businesses are subject to approvals from the Ministry of Public Management, Home Affairs, Posts and Telecommunications. Sony is also subject to environmental and occupational health and safety regulations in the jurisdictions in which it operates, particularly those in which it has manufacturing, research, or similar operations in its Electronics and Game businesses. Refer to “Risk Factors” in “Item 3. Key Information”.

      In October 2001, SCEE temporarily halted shipments of PS one game consoles destined for the European market after Dutch authorities determined levels of cadmium were above the limits allowed under Dutch regulations. PS one shipments were resumed after confirming that there was no health risk to users during use and Sony worked closely with Dutch authorities to replace non-compliant components to meet their standards. Sony further addressed this issue in PS one game consoles by initiating its own program to inspect all Sony products and thereby discovered a limited number of other occurrences of potentially harmful substances. In order to prevent problems occurring with cadmium and similar chemical substances in the future, Sony initiated a comprehensive program that included revisions to specific Sony policies and standards such as its “Management Regulations for the Environment-related Substances to be Controlled which are included in Parts and Materials”, and tightening its management and control systems including the “Green Partner Environmental Quality Approval Program”, which identifies specific requirements applicable to Sony’s suppliers. On a consolidated basis, Sony recorded a total of approximately 10 billion yen in expenses, including costs of rework and other, investments in equipment, costs of revising and managing policies and programs including the above mentioned policy and program, for the two fiscal years ended March 31, 2002 and March 31, 2003.

Property, Plant and Equipment

      Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land on which they are located are owned by Sony, free from significant encumbrances.

      The following table sets forth information as of March 31, 2004 with respect to plants for the manufacturing of products for the Electronics segment and entertainment hardware for the Game segment with floor space of more than 500,000 square feet:

	Approximate
Location	floor space	Principal products manufactured

	(square feet)
In Japan:
Nagasaki (Sony Semiconductor Kyushu Corporation
— Nagasaki TEC and SCEI)	2,232,000	Semiconductors

Kokubu, Kagoshima (Sony Semiconductor Kyushu Corporation
— Kokubu TEC)	1,141,000	Semiconductors

Kohda, Aichi (Sony EMCS Corporation — Kohda TEC)	953,000	Video cameras, digital still cameras, Memory Sticks, and printers

Inazawa, Aichi (Sony EMCS Corporation — Inazawa TEC)	865,000	CRTs and televisions

Ichinomiya, Aichi (Sony EMCS Corporation — Ichinomiya TEC)	833,000	Televisions, display monitors, and digital still cameras

Kanuma, Tochigi (Sony Chemicals Corporation)	824,000	Magnetic tapes, adhesives, and electronic components

Tochigi (Sony Tochigi Corporation)	609,000	Magnetic and optical storage media and batteries

Kisarazu, Chiba (Sony EMCS Corporation — Kisarazu TEC)	601,000	DVD Recorders, PCs, and personal digital assistants and entertainment hardware

Koriyama, Fukushima (Sony Fukushima Corporation)	580,000	Batteries

Kosai, Shizuoka (Sony EMCS Corporation — Kosai TEC)	561,000	Broadcast- and professional-use video equipment

Minokamo, Gifu (Sony EMCS Corporation — Minokamo TEC)	525,000	Video cameras, digital still cameras, personal digital assistants, mobile phones, and modules

	Approximate
Location	floor space	Principal products manufactured

	(square feet)
Overseas:
Pittsburgh, Pennsylvania, U.S.A. (Sony Electronics Inc.)	2,820,000	Televisions and CRTs

San Diego, California, U.S.A. (Sony Electronics Inc.)	1,249,000	CRTs

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	988,000	Audio equipment and data storage systems

Tijuana, Mexico (Sony de Tijuana Este, S.A. de C.V.)	935,000	Televisions, computer displays, and audio equipment

Jurong, Singapore (Sony Electronics (Singapore) Pte. Ltd.)	838,000	CRTs

Dothan, Alabama, U.S.A. (Sony Magnetic Products Inc. of America)	809,000	Magnetic tape products and polarized film for LCD

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	797,000	DVD players, VTRs, and televisions

Bridgend, Wales, U.K. (Sony Manufacturing Company U.K.)	752,000	CRTs and TV components

Pencoed, Wales, U.K. (Sony Manufacturing Company U.K.)	707,000	Televisions, broadcast cameras, and professional-use displays

Wuxi, China (Sony Electronics (Wuxi) Co., Ltd. and Sony
(China) Ltd.)	684,000	Batteries, televisions, and PCs

Nuevo Laredo, Mexico (Sony Electronics Inc.)	608,000	Magnetic storage media and batteries

Barcelona, Spain (Sony Espana, S.A.)	566,000	Televisions, TV components, and projectors

Huizou, China (Sony Precision Devices (Huizou) Co., Ltd.)	526,000	Optical pickups and DVD players

      In addition to the above, Sony has a number of other plants for electronic products throughout the world. Sony owns research and development facilities, and employee housing and recreation facilities, as well as Sony Corporation’s headquarters buildings in Tokyo, Japan, where administrative functions and product development activities are carried out. SCEI leases its corporate headquarters buildings located in Tokyo, where administrative functions, product development, and software development are carried out. SCEA and SCEE lease their offices in the U.S. and Europe, respectively.

      Although doing so will not require expansion of the floor space at the Nagasaki facility owned by Sony Semiconductor Kyushu Corporation and SCEI, Sony plans to increase its semiconductor manufacturing capacity at this facility. This capacity increase constitutes a portion of Sony’s 120 billion yen planned investment during the fiscal year ending March 31, 2005, in semiconductor fabrication equipment built at the 65 nanometer level of process technology. The chips made on the equipment purchased will be some of the most highly advanced on the market, and will include the new microprocessor for the broadband era, code-named Cell, as well as other system large scale integration (“LSI”), for use in the next generation computer entertainment system and a variety of future consumer electronics products.

      The following table sets forth information as of March 31, 2004 with respect to principal plants for the manufacturing of software for the Music, Pictures and Game segments with floor space of more than 500,000 square feet:

	Approximate
Location	floor space	Principal products manufactured

	(square feet)
Terre Haute, Indiana, U.S.A. (Digital Audio Disc Corporation)	655,000	CDs, CD-ROMs, DVDs, and DVD-ROMs

Pitman, New Jersey, U.S.A. (Sony Music Entertainment Inc.)	568,000	CDs, CD-ROMs, DVDs, and DVD-ROMs

      In addition to the above, SMEI and its affiliates have several plants in various parts of the world and lease their corporate headquarters located in New York City from Sony Corporation of America (“SCA”). Most of SMEJ’s offices, including leased premises, are located in Tokyo, Japan.

      SPE’s corporate offices and motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates a studio facility, Sony Pictures Studios. A second studio facility that was owned and operated by SPE, The Culver Studios, was sold in April 2004, and SPE is leasing back a portion of this facility for a two-year period. SPE also leases office space and motion picture and television support facilities from affiliates of Sony Corporation and other third parties. Its film and videotape storage operations are located in various locations in the U.S. and Europe, where SPE also leases space.

      In December 2001, SCA entered into a lease for its corporate headquarters. The aggregate floor space of this building is approximately 723,000 square feet. Refer to “Increase in Assets and Liabilities as a Result of Consolidation of Variable Interest Entities” in “Item 5. Operating and Financial Review and Prospects” below for more information on this lease.

Item 5.     Operating and Financial Review and Prospects

OPERATING RESULTS

Operating Results for the Fiscal Year Ended March 31, 2004 compared with the Fiscal Year Ended March 31, 2003

Overview

      Although the global economy showed some signs of growth in the fiscal year ended March 31, 2004, the political situation, especially in Iraq, and concern about potential terrorist attacks led to a continued sense of uncertainty regarding the economy. In Japan, although the stock market showed signs of recovery, questions remained about the sustainability of economic growth and the strength of the recovery in consumer spending.

      Despite these market conditions and the impact of the translation of financial results into yen, in accordance with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”), the currency in which Sony’s financial statements are prepared, Sony’s sales and operating revenue (“sales”) for the fiscal year ended March 31, 2004 increased 0.3 percent compared with the previous fiscal year. Sales to outside customers in the Electronics segment increased, and revenue in the Financial Services segment increased due to improvements in valuation gains and losses at Sony Life Insurance Co., Ltd. (“Sony Life”), despite a decrease in sales in the Game, Pictures and Music segments.

      Operating income decreased 46.7 percent compared with the previous fiscal year. This decrease was mainly due to the increase in restructuring charges in the Electronics segment, the decrease in sales and increase in research and development costs in the Game segment, and the absence of profits contributed by the breakaway performance of Spider-Man in the previous fiscal year in the Pictures segment. Partially offsetting the decrease in operating income were the improvements in valuation gains and losses from investments in the general account at Sony Life in the Financial Services segment, and the benefits of restructuring, a decrease in restructuring charges and a reduction in advertising and promotion expenses in the Music segment.

      On a local currency basis (regarding references to results of operations expressed on a local currency basis, refer to “Foreign Exchange Fluctuations and Risk Hedging” below), Sony’s sales for the fiscal year ended March 31, 2004 increased approximately 3 percent, and operating income decreased approximately 47 percent compared with the previous fiscal year.

Restructuring

      For more detailed information about restructuring, please refer to Note 16 of Notes to the Consolidated Financial Statements. In addition, refer to “Trend Information” below for more information on planned restructuring efforts.

      In the fiscal year ended March 31, 2004, Sony recorded restructuring charges of 168.1 billion yen, an increase from the 106.3 billion yen recorded in the previous fiscal year. The primary restructuring activities were in the Electronics, Music and Pictures segments.

      Of the total 168.1 billion yen, Sony recorded 133.4 billion yen in personnel related costs. This expense was incurred because 9,000 people, mainly in Japan, the U.S. and Western Europe, left the company primarily through early retirement programs. Of the 9,000 people, 5,000 were people who left the company in Japan.

Electronics

      Restructuring charges in the Electronics segment for the fiscal year ended March 31, 2004 were 143.3 billion yen, compared to 72.5 billion yen in the previous fiscal year, and exceeded the 135.0 billion yen total estimated at the beginning of the fiscal year.

      In the year ended March 31, 2004, Sony made a decision to shut down certain TV display CRT manufacturing operations in Japan to rationalize production facilities and downsize its business, due to a contraction in the market and a shift in demand from CRT televisions to plasma and liquid crystal display (“LCD”) panel televisions. Restructuring charges associated with the shut down totaled 8.5 billion yen, and consisted of 3.1 billion yen in personnel related costs and 5.3 billion yen in non-cash equipment impairment, disposal and other costs. Of the 8.5 billion yen in restructuring charges, 0.2 billion yen was recorded in cost of sales; 3.1 billion yen was included in selling, general and administrative expense, and 5.2 billion yen was included in loss on sale, disposal or impairment of assets, net.

      In addition to the above restructuring effort, during the year ended March 31, 2004, the Electronics segment accelerated the implementation of headcount reduction through early retirement programs resulting in personnel related costs of 114.0 billion yen, an increase of 96.4 billion yen compared to the previous year. Of the 9,000 people who left the company on a consolidated basis, the majority came from the Electronics segment. Headcount of relatively high-paid white collar employees in Japan, the U.S. and Western Europe was reduced through early retirement programs while headcount increased at manufacturing facilities in East Asia, particularly in China.

Music

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

      During the year ended March 31, 2004, Sony broadened the scope of its worldwide restructuring of the Music segment, which resulted in restructuring charges totaling 10.7 billion yen, compared to 22.4 billion yen in the fiscal year ended March 31, 2003. Restructuring activities included the shutdown of a CD manufacturing facility in the U.S. as well as the restructuring of the music label operations and further rationalization of overhead functions through staff reductions. The restructuring charges consisted of personnel related costs of 5.1 billion yen, lease abandonment costs of 1.3 billion yen and other related costs of 4.2 billion yen including non-cash asset impairments and disposals. Most of these charges were recorded in selling, general and administrative expense. Employees were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.

Pictures

      Restructuring charges in the Pictures segment for the fiscal year ended March 31, 2004 were 4.6 billion yen, compared to 0.5 billion yen in the previous fiscal year. A variety of initiatives were undertaken in the segment in an effort to reduce fixed costs including the reduction of staffing levels and the disposal of certain long-lived assets. Restructuring charges consisted of 1.0 billion yen of personnel related costs, 1.7 billion yen of non-cash asset impairment and disposal costs and 1.9 billion yen of other restructuring costs. Among these charges, 1.5 billion yen was recorded in cost of sales, 1.3 billion yen was recorded in selling, general and administrative expenses, and 1.7 billion yen was recorded in loss on sale, disposal or impairment of assets, net.

      The table below summarizes major restructuring activities for which charges of over 5 billion yen were recorded during the fiscal year ended March 31, 2004.

Costs incurred in
the fiscal Year
Ended
Segment	Nature of Restructuring	March 31, 2004	Additional Information

Electronics	Reduction of TV display CRT production capacity in Japan	8.5 billion yen	Remaining liability balance of 2.2 billion yen at March 31, 2004 will be paid or settled in the fiscal year ending March 31, 2005.
	Early retirement program	114.0 billion yen	Remaining liability balance of 18.3 billion yen at March 31, 2004 will be paid in the fiscal year ending March 31, 2005.
Music	Closure of CD manufacturing facility in U.S., restructuring of the music label operations, and rationalization of overhead functions	10.7 billion yen	Most of the remaining liability balance of 6.2 billion yen at March 31, 2004 will be paid or settled during the fiscal year ending March 31, 2005.

Operating Performance

	Year Ended
	March 31

	2003	2004	Percent change

	(Yen in billions)
Sales and operating revenue	7,473.6	7,496.4	+0.3%
Operating income	185.4	98.9	-46.7
Income before income taxes	247.6	144.1	-41.8
Net income	115.5	88.5	-23.4

Sales

      Sales for the fiscal year ended March 31, 2004 increased by 22.8 billion yen, or 0.3 percent, to 7,496.4 billion yen compared with the previous fiscal year. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

      (“Sales” in this analysis of the ratio of selling, general and administrative expenses to sales refers only to the “net sales” and “other operating revenue” portions of consolidated sales and operating revenue, and excludes Financial Service revenue. This is because Financial Service expenses are recorded separately from cost of sales and selling, general and administrative expenses. Furthermore, in the analysis of cost of sales, including research and development costs, to sales, only “net sales” are used. This is because cost of sales is an expense associated only with net sales. All the ratios below that pertain to business segments are calculated with intersegment transactions included.)

Cost of Sales and Selling, General and Administrative Expenses

      Cost of sales for the fiscal year ended March 31, 2004 increased by 78.8 billion yen, or 1.6 percent, to 5,058.2 billion yen compared with the previous fiscal year, and increased from 72.0 percent to 73.5 percent as a percentage of sales. Year on year, the cost of sales ratio was unchanged at 78.8 percent in the Electronics segment and almost unchanged from 70.2 percent to 70.1 percent in the Game segment. The cost of sales ratio decreased from 61.5 percent to 60.7 percent in the Music segment. However, the cost of sales ratio increased from 58.2 percent to 60.0 percent in the Pictures segment.

      In the Electronics segment, the benefit of restructuring undertaken in previous years was offset primarily by an increase in research and development costs during the fiscal year. In the Game segment, the effect of increased PlayStation 2 software sales was offset by increased research and development costs. The cost of sales ratio in the Music segment decreased due to the benefits from restructuring activities implemented over the past several fiscal years. However, the cost of sales ratio in the Pictures segment increased due to the absence of the higher margins generated by revenues from Spider-Man in the prior fiscal year.

      Personnel related costs included in cost of sales increased only 1.7 billion yen compared with the previous fiscal year.

      Research and development costs (included in cost of sales) for the fiscal year ended March 31, 2004 increased by 71.4 billion yen, or 16.1 percent, to 514.5 billion yen compared with the previous fiscal year, primarily due to increases in the Electronics and Game segments. The ratio of research and development costs to sales increased from 6.4 percent to 7.5 percent.

      Selling, general and administrative expenses for the fiscal year ended March 31, 2004 increased by 15.9 billion yen, or 0.9 percent, to 1,798.2 billion yen compared with the previous fiscal year. The ratio of selling, general and administrative expenses to sales increased from 25.6 percent in the previous fiscal year to 25.9 percent. Year on year, the ratio of selling, general and administrative expenses to sales increased from 20.3 percent to 21.8 percent in the Electronics segment, from 18.0 percent to 21.1 percent in the Game segment, and from 34.4 percent to 35.0 percent in the Pictures segment, while it decreased from 39.8 percent to 35.0 percent in the Music segment.

      Of the selling, general and administrative expenses, personnel related costs in selling, general and administrative expenses increased by 89.7 billion yen compared with the previous fiscal year mainly due to an increase in severance related expenses in the Electronics segment resulting from the implementation of restructuring initiatives. However, the increase in selling, general and administrative expenses was partially offset by a decrease in royalty expenses, which decreased by 20.5 billion yen compared with the previous fiscal year due to the reversal, in the fiscal year ended March 31, 2004, of royalty expense reserves provided for in the previous fiscal year in the Electronics segment.

      Loss on sale, disposal or impairment of assets, net decreased 4.4 billion yen, or 11.1 percent, compared with the previous fiscal year, to 35.5 billion yen. Losses were recorded on the sale, disposal and impairment of CRT production equipment in the Electronics segment, on the impairment of goodwill that resulted from the making of a manufacturing subsidiary into a wholly owned subsidiary in the Electronics segment, and on the commencement of reorganization proceedings under the Corporate Reorganization Law of Japan by Crosswave Communications Inc. (“Crosswave”), which leased fixed assets from a business in the Financial Services segment. On the other hand, a one time gain was recorded in the Other segment due to the sale of rights to a portion of the Sony Card portfolio.

Operating Income

      Operating income for the fiscal year ended March 31, 2004 decreased by 86.5 billion yen, or 46.7 percent, to 98.9 billion yen compared with the previous fiscal year. Operating income margin decreased from 2.5 percent to 1.3 percent. The Electronics segment recorded an operating loss mainly due to an increase in restructuring charges. On the other hand, the business segments that contributed the most to operating income, in descending order by amount of financial impact, were the Game and Financial Services segments.

Other Income and Expenses

      In the consolidated results for the fiscal year ended March 31, 2004, other income decreased by 35.2 billion yen, or 22.4 percent, to 122.3 billion yen, while other expenses decreased by 18.2 billion yen, or 19.1 percent, to 77.1 billion yen, compared with the previous fiscal year. The net amount of other income and other expenses was net other income of 45.2 billion yen, a decrease of 17.0 billion yen, or 27.4 percent, compared with the previous fiscal year.

      The decrease in other income was primarily due to the recording, in the fiscal year ended March 31, 2003, of a 66.5 billion yen gain on the sale of Sony’s equity interest in Telemundo Communications Group, Inc. and its subsidiaries (“Telemundo”), a U.S. based Spanish language television network and station group that was accounted for under the equity method. Partially offsetting the decrease in other income was a 16.1 billion yen increase in net foreign exchange gain, from 1.9 billion yen in the previous fiscal year to 18.1 billion yen. The net foreign exchange gain was recorded because the value of the yen, especially during the second half of the fiscal year ended March 31, 2004, was higher than the value of the yen at the time that Sony entered into foreign exchange forward contracts and foreign currency option contracts. These contracts are entered into by Sony to mitigate the foreign exchange rate risk to cash flows that arises from settlements of foreign currency denominated accounts receivable and accounts payable, as well as foreign currency denominated transactions between consolidated subsidiaries. Compared to the previous fiscal year, royalty income increased 1.9 billion yen, or 5.8 percent, from 32.4 billion yen to 34.2 billion yen. Interest and dividends received increased by 4.3 billion yen, or 29.9 percent, to 18.8 billion yen.

      The decrease in other expenses was primarily due to a 6.7 billion yen, or 29.0 percent, decrease to 16.5 billion yen in loss on devaluation of securities investments compared with the previous year. During the fiscal year ended March 31, 2004, the valuation losses Sony recorded included 10.3 billion yen recorded in regards to securities issued by a privately held Japanese company engaged in cable broadcasting and other businesses which Sony accounted for under the cost method. Compared to the previous fiscal year, interest paid increased 0.5 billion yen, or 2.0 percent, to 27.8 billion yen.

      In January 2004, FeliCa Networks Inc. (“FeliCa Networks”) issued 11.5 billion yen in shares (115,000 shares at 100,000 yen per share) in a private offering. FeliCa Networks engages in the development and licensing of an Integrated Circuit (“IC”) chip for cellular phones based on the contactless IC card technology “FeliCa”, which was developed by Sony. It also operates a platform, based on FeliCa-ready cellular phones, for use by service providers. Sony recorded a gain of 3.4 billion yen and also recorded deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 100 percent to 60 percent. In June 2004, FeliCa Networks allocated new shares to a third party; Sony’s ownership interest is now approximately 57 percent.

      In addition to the above transaction, for the year ended March 31, 2004, Sony recognized 1.5 billion yen of other gains on issuances of stock by subsidiaries and equity investees resulting in total gains of 4.9 billion yen. These transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.

Income before Income Taxes

      Income before income taxes for the fiscal year ended March 31, 2004 decreased 103.6 billion yen, or 41.8 percent, to 144.1 billion yen compared with the previous fiscal year. As mentioned above, operating income and the net amount of other income and other expenses decreased compared with the previous year.

Income Taxes

      Income taxes for the fiscal year ended March 31, 2004 decreased by 28.1 billion yen, or 34.7 percent, to 52.8 billion yen, as a result of the decrease in income before income taxes. Income taxes decreased 91.6 billion yen, or 51.2 percent, to 87.2 billion yen, while deferred income tax expense decreased by 63.6 billion yen, or 64.9 percent, to 34.4 billion yen. The effective tax rate for the fiscal year was 36.6 percent, lower than the statutory rate in Japan due to a decrease in deferred tax liabilities on undistributed earnings of foreign subsidiaries and because U.S. income was taxed at a lower rate due to utilization of tax loss and foreign tax credit carryforwards. However, this rate was higher than the effective tax rate of 32.6 percent in the prior fiscal year, which benefited from a reversal in valuation allowances on deferred tax assets by Aiwa Co., Ltd. and its subsidiaries (“Aiwa”).

Results of Affiliated Companies Accounted for under the Equity Method

      Equity in net income of affiliated companies during the fiscal year ended March 31, 2004 was 1.7 billion yen, an improvement over the 44.7 billion yen in losses recorded in the previous fiscal year. Equity in net income of Sony Ericsson Mobile Communications (“Sony Ericsson”), a joint venture focused on mobile phone handsets, was 6.4 billion yen, an improvement from the 20.8 billion yen in losses recorded in the previous fiscal year. This improvement was due to strong demand for Sony Ericsson’s products, particularly in the Global System for Mobile Communications (“GSM”) and Japanese markets, and due to improvements in operating efficiencies at the company. Moreover, S.T. Liquid Crystal Display Corporation (“ST-LCD”), an LCD joint venture in Japan, recorded a profit compared with a loss in the previous fiscal year. Partially offsetting these improvements were equity in net losses of some other affiliated companies such as Crosswave, which commenced reorganization proceedings under the Corporate Reorganization Law of Japan. The equity in net loss related to Crosswave for the fiscal year ended March 31, 2004 was 1.4 billion yen.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

      In the fiscal year ended March 31, 2004, minority interest in income of consolidated subsidiaries decreased 4.2 billion yen, or 63.9 percent, to 2.4 billion yen. This decrease is due to the absence of the previous year increase which resulted from the reversal, in that year, of valuation allowances on deferred tax assets held by Aiwa, as described above, and the fact that Sony ceased to record a minority interest in the losses of Aiwa in that year, as a result of taking Aiwa private. For the fiscal year ended March 31,

2004, minority interest in income was recorded mainly at certain television and home entertainment subsidiaries in the Pictures segment.

Net Income

      Net income for the fiscal year ended March 31, 2004 decreased by 27.0 billion yen, or 23.4 percent, to 88.5 billion yen compared with the previous fiscal year. As a percentage of sales, net income decreased 0.3 percentage points from 1.5 percent to 1.2 percent. Although income before income taxes decreased as described above, the year on year change from loss to income in equity in net income (loss) of affiliated companies partially offset the decline in net income. Return on stockholders’ equity decreased 1.2 percentage points from 5.0 percent to 3.8 percent. (This ratio is calculated by dividing net income by the simple average of stockholders’ equity at the end of the previous fiscal year and at the end of the fiscal year ended March 31, 2004.)

      Basic net income per share was 95.97 yen compared with 125.74 yen in the previous fiscal year, and diluted net income per share was 90.88 yen compared with 118.21 yen in the previous fiscal year. Refer to Notes 2 and 20 of Notes to Consolidated Financial Statements.

Operating Performance by Business Segment

      The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 23 of Notes to Consolidated Financial Statements.

Business Segment Information

	Year Ended
	March 31

	2003	2004	Percent change

	(Yen in billions)
Sales and Operating revenue
Electronics	4,940.5	4,897.4	-0.9%
Game	955.0	780.2	-18.3
Music	597.5	559.9	-6.3
Pictures	802.8	756.4	-5.8
Financial Services	537.3	593.5	+10.5
Other	306.3	330.4	+7.9

Elimination	(665.7)	(421.4)	—

Consolidated	7,473.6	7,496.4	+0.3

	Year Ended
	March 31

	2003	2004	Percent change

	(Yen in billions)
Operating income (loss)
Electronics	41.4	(35.3)	—
Game	112.7	67.6	-40.0%
Music	(7.9)	19.0	—
Pictures	59.0	35.2	-40.3
Financial Services	22.8	55.2	+142.4
Other	(25.0)	(10.0)	—

Elimination and unallocated corporate expenses	(17.5)	(32.7)	—

Consolidated	185.4	98.9	-46.7

      At the beginning of the fiscal year ended March 31, 2004, Sony partly realigned its business segment configuration. Expenses incurred in connection with the creation of a network platform business have been transferred out of the Other segment and reclassified as unallocated corporate expenses, because the expected future benefits of this business will be spread across the Sony Group. In the Music segment, certain non-core businesses of Sony Music Entertainment (Japan), Inc., such as media, animation, character and cosmetics, were transferred to the newly-established Sony Culture Entertainment, Inc. (“SCU”) and SCU was classified in the Other segment. In accordance with this realignment, results of the previous fiscal year have been reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

Electronics

      Sales for the fiscal year ended March 31, 2004 decreased by 43.1 billion yen, or 0.9 percent, to 4,897.4 billion yen compared with the previous fiscal year. An operating loss of 35.3 billion yen was recorded compared to operating income of 41.4 billion yen in the previous fiscal year.

      The year on year decrease in sales was due to a significant decrease in intersegment sales to the Game segment as a result of the outsourcing of PlayStation 2 game console production to third parties in China. Sales to outside customers on a yen basis increased 4.7 percent compared with the previous fiscal year.

      Regarding sales to outside customers by geographic area, sales on a yen basis increased in Japan by 11 percent, in Europe by 10 percent, and in non-Japan Asia and other geographic areas (“Other Areas”) by 8 percent. Sales on a yen basis in the U.S. decreased 7 percent.

      In Japan, mainly due to the strong sales of Sony Ericsson, sales of cellular phones, primarily to Sony Ericsson, increased significantly. In addition, sales of charge coupled devices (“CCDs”), which benefited from an expansion in demand mainly from digital still cameras, DVD recorders (including PSX), plasma and LCD flat panel televisions, and broadcast- and professional-use equipment increased. On the other hand, sales of PCs and CRT televisions decreased. In Europe, sales of digital still cameras, flat panel televisions, cellular phones, and PCs increased significantly. Sales of CRT televisions, portable audio, Aiwa products, and home audio, however, decreased. In Other Areas, sales of CD-R/ RW and DVD+/-R/ RW drives, digital still cameras, PCs, and video cameras increased while sales of CRT televisions decreased. In the U.S., a significant decrease in the sales of CRT televisions combined with decreased sales of Aiwa products, computer displays, set-top boxes, and personal digital assistants to cause a decline in sales, but sales of flat panel televisions, projection televisions, digital still cameras and PCs increased.

Performance by Product Category

      Sales and operating revenue by product category discussed below represent sales to customers, which do not include intersegment transactions. Refer to Note 23 of Notes to Consolidated Financial Statements.

      “Audio” sales decreased by 58.9 billion yen, or 8.6 percent, to 623.6 billion yen. Sales of home audio declined due to a contraction of the market and increased price competition. Regarding headphone stereos, sales declined primarily due to falling prices, but the unit shipments of both MD format and CD format devices slightly exceeded their levels in the previous year. Worldwide shipments of MD format devices increased by approximately 40,000 units to approximately 3.36 million units and worldwide shipments of CD format devices increased by approximately 240,000 units to approximately 10.96 million units. On the other hand, sales of car audio increased due to strong sales in the European market.

      “Video” sales increased by 97.0 billion yen, or 11.4 percent, to 948.1 billion yen. In addition to a significant increase in the sales of digital still cameras outside of Japan, sales of DVD recorders (including PSX) increased significantly primarily in Japan. Worldwide shipments of digital still cameras increased by approximately 4.4 million units to approximately 10 million units. Worldwide shipments of DVD recorders were approximately 20,000 units in the previous fiscal year but increased to approximately 650,000 units in the fiscal year ended March 31, 2004. Regarding home-use video cameras, worldwide shipments of combined analog and digital devices increased by approximately 850,000 units to approximately 6.6 million units, but overall sales increased only slightly, as sales in Japan and the U.S. decreased due to increased price competition. DVD-Video player sales decreased due to pricing pressure, although unit shipments increased.

      “Televisions” sales decreased by 33.0 billion yen, or 3.5 percent, to 917.2 billion yen. Sales of CRT televisions decreased significantly due to a contraction of the market and declining prices, resulting primarily from a shift in demand to flat panel televisions. Worldwide shipments of CRT televisions decreased approximately 600,000 units to approximately 9.4 million units compared with the previous fiscal year. Sales of computer displays also decreased worldwide. On the other hand, sales of plasma and LCD flat panel televisions increased significantly worldwide and sales of projection televisions in the U.S. increased. Worldwide shipments of flat panel televisions increased approximately 480,000 units to approximately 640,000 units.

      “Information and Communications” sales decreased by 2.0 billion yen, or 0.2 percent, to 834.8 billion yen. Despite a decrease in sales in Japan, due to price declines in the notebook PC market, overall sales of PCs increased as sales in all regions outside of Japan increased. Worldwide unit shipments of PCs increased approximately 100,000 units to approximately 3.2 million units. Sales of personal digital assistants decreased due to a contraction of the market and the effects of price declines. Sales of broadcast- and professional-use products were almost unchanged year on year as sales in Japan increased due to the sale of equipment installed in two new broadcasting stations, while many broadcasters in the U.S. and other countries outside of Japan reduced their capital expenditures.

      “Semiconductors” sales increased by 48.5 billion yen, or 23.7 percent, to 253.2 billion yen. The increase was due to a significant increase in sales of CCDs, mainly reflecting the expansion of the market for digital still cameras. Regarding LCDs, sales of low temperature polisilicon LCDs for digital still cameras and cellular phones increased significantly.

      “Components” sales increased by 96.0 billion yen, or 18.2 percent, to 623.8 billion yen. The increase was primarily due to significant increases in sales of CD-R/ RW and DVD+/-R/ RW drives, and Memory Sticks. Moreover, sales of lithium-ion batteries increased. Sales of CD-R/ RW drives increased due to a production and sales alliance with a third party, and sales of DVD+/-R/ RW drives increased as a result of the expansion of the market for those devices. Worldwide shipments of Memory Stick increased approximately 12 million units to approximately 31 million units due to the continued, strong demand for digital still cameras. On March 31, 2004, Sony’s cumulative shipments of Memory Stick had reached approximately 66 million units. Regarding lithium-ion batteries, sales for use in digital still cameras and PCs increased.

      “Other” sales increased by 67.4 billion yen, or 13.7 percent, to 557.7 billion yen. The increase resulted from a significant increase in sales to Sony Ericsson of mobile phone handsets, reflecting an increase in the sales of Sony Ericsson’s handsets. On the other hand, sales of Aiwa products decreased in all regions.

      In the Electronics segment, cost of sales for the fiscal year ended March 31, 2004 decreased by 34.6 billion yen, or 0.9 percent to 3,834.6 billion yen compared with the previous fiscal year. The cost of sales to sales ratio remained unchanged year on year at 78.8 percent. Products that contributed to an improvement in the cost of sales to sales ratio were PCs, which benefited from an emphasis on profitability and an increase in the proportion of high value added models in the product line-up, and low temperature polisilicon LCDs, which benefited from a significant expansion in sales. Offsetting this improvement, however, was a significant increase in the sales of mobile phone handsets, produced for Sony Ericsson, which have a relatively high cost of sales to sales ratio. Restructuring charges recorded in cost of sales amounted to 10.1 billion yen compared with 22.2 billion yen in the previous year. Research and development costs increased 49.1 billion yen, or 12.9 percent, from 380.3 billion yen in the previous year to 429.4 billion yen.

      Selling, general and administrative expenses increased by 67.9 billion yen, or 6.8 percent to 1,068.7 billion yen compared with the previous fiscal year. The primary reason for this increase was an increase in restructuring charges. Of the restructuring charges recorded in the Electronics segment, the amount recorded in selling, general and administrative expenses increased by 86.2 billion yen from 36.4 billion yen in the previous year to 122.6 billion yen. Of the restructuring charges recorded in selling, general and administrative expenses, the amount recorded for headcount reductions, including reductions through the early retirement program, was 117.1 billion yen, an increase of 89.3 billion yen compared with the previous fiscal year. In addition to these personnel related costs, restructuring charges were recorded in relation to TV display CRT manufacturing facilities in Japan. In contrast to the increase in restructuring charges, royalty expenses decreased 20.4 billion yen and after sales service expenses decreased 8.6 billion yen compared with the previous fiscal year. The ratio of selling, general and administrative expenses to sales increased 1.5 percentage points from 20.3 percent recorded in the previous fiscal year to 21.8 percent, due to the decrease in sales.

      Loss on sale, disposal or impairment of assets, net increased 0.3 billion yen to 29.4 billion yen compared with the previous fiscal year. This amount includes 10.6 billion yen in restructuring charges, which includes 5.2 billion yen related to the TV display CRT manufacturing facilities in Japan. The amount of restructuring charges included in loss on sale, disposal or impairment, net in the previous fiscal year was 13.9 billion yen.

      Regarding profit performance of the segment, an operating loss was recorded for the fiscal year due to a significant increase in restructuring charges, especially severance-related expenses, as mentioned above. Regarding profit performance by product, excluding restructuring charges, compared with the previous fiscal year, operating income was recorded in PCs compared with an operating loss in the previous fiscal year, and a significant increase in operating income of CCDs was recorded. Losses from Aiwa products decreased while the operating income of CD-R/ RW and DVD+/-R/ RW drives, as well as of video cameras, increased.

      On the other hand, operating income of CRT televisions decreased significantly while operating income of optical pickups decreased due to a sharp decline in prices. Furthermore, personal digital assistants recorded an operating loss compared with operating income recorded in the previous year.

Manufacturing by Geographic Area

      Approximately 50 percent of the Electronics segment’s total annual production took place in Japan, including the production of digital still cameras, video cameras, flat panel televisions, PCs, semiconductors and components such as batteries and Memory Sticks. Approximately 60 percent of the annual production in Japan was destined for other regions. China accounted for approximately 15 percent of total annual production, approximately 60 percent of which was destined for Japan, the U.S. and Europe. Asia, excluding Japan and China, accounted for approximately 10 percent of total annual production, with approximately 60 percent destined for Japan, the U.S. and Europe. The Americas and Europe together accounted for the remaining approximately 25 percent of total annual production, most of which was destined for local distribution and sale. Until July 2003, total annual production included the assembly of PlayStation 2 hardware for the Game segment; however, due to the outsourcing of PlayStation 2 hardware production to China-based third parties, this assembly activity ceased in July 2003.

Comparison of Results on a Local Currency Basis and Results on a Yen Basis

      In the Electronics segment, the negative effect of the appreciation of the yen against the U.S. dollar slightly exceeded the positive effect of the appreciation of the euro against the yen. Sales for the fiscal year ended March 31, 2004 decreased, on a yen basis, by 0.9 percent, but increased on a local currency basis by approximately 1 percent. In terms of operating performance on a local currency basis, an operating loss was recorded compared to operating profit in the previous year, but the amount of that loss was less than on a yen basis.

      Regarding sales to outside customers by geographic area, sales on a yen basis increased in Japan by 11 percent, in Europe by 10 percent, and in Other Areas by 8 percent. Sales on a yen basis in the U.S decreased 7 percent. Sales on a local currency basis increased in every region, with sales in Japan increasing 11 percent, sales in Europe increasing 4 percent, sales in Other Areas increasing 14 percent and sales in the U.S. increasing 1 percent.

Game

      Sales for the fiscal year ended March 31, 2004 decreased by 174.8 billion yen, or 18.3 percent, to 780.2 billion yen compared with the previous fiscal year. Operating income decreased by 45.1 billion yen, or 40.0 percent, to 67.6 billion yen compared with the previous fiscal year, and the operating income margin decreased from 11.8 percent to 8.7 percent.

      Sales in the Game segment on a local currency basis decreased 18 percent, approximately the same as on a yen basis. In regards to operating income, the positive impact of the depreciation of the yen against the euro exceeded the negative impact of the appreciation of the yen against the U.S. dollar, resulting in a 52 percent decrease in operating income on a local currency basis.

      By region, sales decreased in Japan, the U.S. and Europe. In Japan, hardware sales declined due to a strategic price reduction of PlayStation 2 hardware, despite higher unit sales of PlayStation 2 hardware. Software sales in Japan also decreased due to lower unit sales. In the U.S., sales declined due to a decrease in unit sales of PlayStation 2 hardware, a strategic price reduction of PlayStation 2 hardware and a decrease in software unit sales. In Europe, although hardware unit sales increased as the market penetration of PlayStation 2 hardware continued to expand, hardware sales declined due to a strategic price reduction of PlayStation 2 hardware. Software unit sales and software sales in Europe both increased.

      Total worldwide production shipments of hardware and software were as follows:

	Year Ended
	March 31
			Cumulative as of
	2003	2004	March 31, 2004

	(Million units)
Total Production Shipments of Hardware
PlayStation + PS one	6.78	3.31	99.72
PlayStation 2	22.52	20.10	71.30
Total Production Shipments of Software*
PlayStation	61.00	32.00	949.00
PlayStation 2	189.90	222.00	572.00

*	Including those both from Sony and third parties under Sony licenses.

      In terms of profitability, operating income decreased compared with the previous fiscal year. This decrease was due to an increase in research and development costs for future businesses and a decrease in hardware sales. Research and development costs increased by 21.9 billion yen to 83.4 billion yen compared with the previous fiscal year. Although research and development costs for software development increased only slightly, costs for the development of semiconductors and process technologies increased significantly.

      Cost of sales in the Game segment decreased due to the decrease in hardware unit sales and reductions in the cost of producing hardware. The cost of sales to sales ratio, however, remained unchanged as the cost of producing PlayStation 2 hardware decreased in line with the decrease in hardware sales. Selling, general and administrative expenses decreased as a result of a decline in advertising and promotion expenses, reflecting the decrease in hardware units sold. However, the ratio of selling, general and administrative expenses to sales rose compared to the previous fiscal year as the ratio of personnel related costs and advertising and promotion expenses to sales rose compared with the previous fiscal year.

Music

      Sales for the fiscal year ended March 31, 2004 decreased by 37.6 billion yen, or 6.3 percent, to 559.9 billion yen compared with the previous fiscal year. Compared to an operating loss of 7.9 billion yen in the previous fiscal year, operating income of 19.0 billion yen was recorded this year.

      On a local currency basis, sales in the Music segment were flat while the Music segment recorded operating income as compared to an operating loss in the previous fiscal year.

      Sales at Sony Music Entertainment Inc. (“SMEI”), a U.S. based subsidiary, were flat on a U.S. dollar basis (refer to “Foreign Exchange Fluctuations and Risk Hedging” below). In terms of profitability, SMEI recorded operating income in the fiscal year as compared to an operating loss in the previous fiscal year. The appreciation of European currencies against the U.S. dollar contributed to higher sales outside of the U.S. which were offset by lower sales in the U.S. On a worldwide basis, total album sales at SMEI decreased due to the continued contraction of the global music industry and the lack of hit releases. Although unit sales in various markets such as the U.S. have begun to reverse their downward trend, the global music market has continued to experience an overall contraction primarily due to piracy (i.e. unauthorized file sharing and CD burning) and competition from other entertainment sectors.

      The increase in profitability resulted in operating income at SMEI, compared to an operating loss recorded in the previous fiscal year. The improvement in profitability primarily resulted from the benefits realized from the worldwide restructuring activities implemented over the past two years to reduce costs in response to the downward trend of the market. These activities included the rationalization of manufacturing, distribution and support functions including record label shared services through elimination of redundancy. Operating income also benefited from lower restructuring charges as compared to the prior year. The total cost of restructuring for the fiscal year ended March 31, 2004 was 95 million U.S. dollars or 10.7 billion yen, a decrease of 95 million U.S. dollars from the prior year (refer to “Restructuring” above for details.) A third factor contributing to the improved operating results were lower advertising and promotion expenses. The above factors more than offset the negative effect of lower worldwide album sales. The savings realized from previously implemented restructuring initiatives, lower restructuring charges and the decrease in advertising and promotion expenses resulted in a decrease in selling, general and administrative expenses for the year and an improvement in the ratio of selling, general and administrative expenses to sales.

      Regarding the results of Sony Music Entertainment (Japan) Inc. (“SMEJ”), sales were flat compared with the previous year, despite the continued contraction of the music industry. Operating income increased 69 percent compared with the prior year due to a reduction in selling, general and administrative expenses, primarily advertising and promotion expenses, and strong sales of Japanese artists’ recordings.

      On a yen basis, 74 percent of the Music segment’s sales were generated by SMEI while 26 percent were generated by SMEJ.

      In December 2003, Sony and Bertelsmann AG announced that they had signed a binding agreement to combine their recorded music businesses in a joint venture. The newly formed company, which will be known as Sony BMG, will be 50% owned by each parent company. It will not include SMEI’s music publishing, physical distribution and disc manufacturing business or SMEJ. The merger is subject to regulatory approvals in the U.S. and the European Union.

Pictures

      Sales for the fiscal year ended March 31, 2004 decreased by 46.4 billion yen, or 5.8 percent, to 756.4 billion yen compared with the previous fiscal year. Operating income decreased by 23.8 billion yen, or 40.3 percent, to 35.2 billion yen and the operating income margin decreased from 7.3 percent to 4.7 percent. The results in the Pictures segment consist of the results of Sony Pictures Entertainment (“SPE”), a U.S. based subsidiary.

      On a U.S dollar basis, sales for the fiscal year in the Pictures segment increased approximately 2 percent and operating income decreased approximately 30 percent. The increase in sales was primarily due to higher television performance in the fiscal year. Television revenues increased significantly due to initial syndication sales of The King of Queens and third cycle syndication sales of Seinfeld, as well as the extension of a licensing agreement for Wheel of Fortune. This increase in sales was partially offset by lower theatrical and home entertainment revenues from the fiscal year release slate, which included such notable titles as Bad Boys 2, S.W.A.T., Anger Management and Something’s Gotta Give, when compared to the prior fiscal year release slate, which included Spider-Man, the highest grossing film in SPE’s history, Men in Black II, xXx and Mr. Deeds. Sales for the fiscal year release slate decreased 359 million U.S. dollars as compared to the previous fiscal year. Operating income for the segment decreased significantly due to the absence of profits contributed by the record breaking performance of Spider-Man in the previous fiscal year and, to a lesser extent, the aggregate disappointing performance of several films from the fiscal year release slate including Gigli, Hollywood Homicide, The Missing and Charlie’s Angels: Full Throttle, resulting in a decrease in operating income of 412 million U.S. dollars from the prior fiscal year release slate. Additionally, operating income was also negatively impacted by a 38 million U.S. dollar increase in restructuring charges recorded in the fiscal year (refer to “Restructuring” above for details). Partially offsetting these decreases in operating income was the contribution from the syndication sales and extension of a licensing agreement noted above, DVD sales of television library product and an additional syndication sale of Dawson’s Creek, resulting in a 201 million U.S. dollar increase in operating income. Further improving operating income was the absence of the 66 million U.S. dollar provision recorded in the prior year with respect to previously recorded revenue from KirchMedia, a licensee in Germany of SPE’s feature film and television product, and related adjustments to ultimate film income.

      As of March 31, 2004, unrecognized license fee revenue at SPE was approximately 1.2 billion U.S. dollars. SPE expects to record this amount in the future having entered into contracts with television broadcasters to provide those broadcasters with completed motion picture and television product. The license fee revenue will be recognized in the year that the product is available for broadcast.

Financial Services

      Financial Services revenue for the fiscal year ended March 31, 2004 increased by 56.3 billion yen, or 10.5 percent, to 593.5 billion yen compared with the previous fiscal year. Operating income increased by 32.4 billion yen, or 142.4 percent, to 55.2 billion yen and the operating income margin increased to 9.3 percent compared with the 4.2 percent of the previous fiscal year.

      At Sony Life, revenue increased by 46.4 billion yen, or 9.9 percent, to 513.0 billion yen and operating income increased by 33.6 billion yen, or 113.3 percent, to 63.2 billion yen compared with the previous fiscal year. Revenue increased due to improvements in valuation gains and losses from investments in the separate account and the general account, reflecting strength in the equity markets. This increase occurred despite a 30.8 billion yen reduction in revenue resulting from a change in the method of recognizing insurance premiums received on certain products from being recorded as revenues to being offset against the related provision for future insurance policy benefits since the third quarter beginning October 1, 2003. Insurance revenue decreased as a result of this change in method of recording revenue but the actual life insurance business remained strong as new insurance sales increased compared with the previous year, and the amount of insurance-in-force at the end of the fiscal year increased compared with the end of the previous year. Operating income at Sony Life increased due to improvements in valuation gains and losses from investments in the general account. The above mentioned change in revenue recognition method did not have a material effect on operating income. Valuation gains and losses from investments in the separate account accrue directly to the account of policyholders and, therefore, do not affect operating income.

      At Sony Assurance Inc. (“Sony Assurance”), revenue increased due to higher insurance revenue brought about by an expansion in automobile insurance-in-force. Operating income was recorded during the fiscal year compared to an operating loss in the previous fiscal year due to the increase in insurance revenue and an improvement in the expense ratio (the ratio of operating expenses to premiums) and the loss ratio (the ratio of insurance payouts to premiums).

      At Sony Finance International, Inc. (“Sony Finance”), a leasing and credit financing business subsidiary in Japan, revenue was unchanged compared to the previous year as credit financing revenue increased slightly and leasing revenue and rent revenue decreased slightly. In terms of profitability, operating loss increased due to the recording of a loss from the lease of certain fixed assets to Crosswave Communications Inc., which commenced reorganization proceedings under the Corporate Reorganization Law of Japan, and an increase in expenses associated with the start, in earnest, of a credit card business.

      Sony Bank Inc. (“Sony Bank”), which started business in June 2001, recorded a loss, as was also the case in the previous fiscal year, but the amount of loss decreased.

*	The revenue and operating income at Sony Life, Sony Assurance and Sony Bank discussed here differ from the results that Sony Life, Sony Assurance and Sony Bank disclose on a Japanese statutory basis.

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

			All other segments
			excluding
	Financial Services		Financial Services		Consolidated

Year Ended March 31	2003	2004	2003	2004	2003	2004

	(Yen in millions)
Financial Services revenue	537,276	593,544	—	—	509,398	565,752
Net sales and operating revenue	—	—	6,974,980	6,939,964	6,964,235	6,930,639

	537,276	593,544	6,974,980	6,939,964	7,473,633	7,496,391

Costs and expenses	514,518	538,383	6,811,292	6,896,377	7,288,193	7,397,489

Operating income	22,758	55,161	163,688	43,587	185,440	98,902

Other income (expenses), net	(1,282)	1,958	67,846	52,746	62,181	45,165

Income before income taxes	21,476	57,119	231,534	96,333	247,621	144,067

Income taxes and other	13,071	22,975	120,089	30,916	132,102	53,439
Cumulative effect of accounting changes	—	—	—	(2,117)	—	(2,117)

Net income	8,405	34,144	111,445	63,300	115,519	88,511

Other

      During the fiscal year, sales of the Other segment were comprised mainly of an in-house oriented information system service business, an advertising agency business in Japan and Sony Communication Network Corporation (“SCN”), an Internet-related service business subsidiary operating mainly in Japan.

      Sales for the fiscal year ended March 31, 2004 increased by 24.1 billion yen, or 7.9 percent, to 330.4 billion yen, compared with the previous fiscal year. Of total segment sales, 53 percent were sales to outside customers. In terms of profit performance, operating losses for the segment decreased from 25.0 billion yen to 10.0 billion yen.

      During the fiscal year, sales increased primarily due to an increase in sales at the in-house oriented information system service business, reflecting greater demand for its services by other businesses within the Sony Group. Regarding profit performance, the segment recorded a loss primarily due to the recording of expenses associated with the development of network and content technology and services, intended to facilitate new businesses in the broadband age. Overall segment losses decreased compared to the previous fiscal year primarily because a U.S. subsidiary recorded a one-time gain of 7.7 billion yen on the sale of rights related to a portion of the Sony Card portfolio and because software in a discontinued professional-use video software business had been written off in the previous fiscal year. On the other hand, an operating loss was recorded at SCN compared with operating income in the previous fiscal year, due to increased expenses for subscriber acquisition.

Foreign Exchange Fluctuations and Risk Hedging

      During the fiscal year ended March 31, 2004, the average value of the yen was 112.1 yen against the U.S. dollar, and 131.1 yen against the euro, which was 7.3 percent higher against the U.S. dollar and 9.7 percent lower against the euro, respectively, compared with the average of the previous fiscal year. Operating results on a local currency basis described in “Overview” and “Operating Performance” show results of sales and operating revenue and operating income obtained by applying the yen’s monthly average exchange rate in the previous fiscal year to monthly local currency-denominated sales, cost of sales, and selling, general and administrative expenses for the fiscal year ended March 31, 2004, as if the value of the yen had remained constant. In the Music segment, Sony consolidates the yen-translated results of SMEI (a U.S. based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis) and the results of SMEJ (a Japan based operation that aggregates the results of its operations in yen). In the Pictures segment, Sony translates into yen the U.S. dollar consolidated results of SPE (a U.S. based operation that has worldwide subsidiaries). Therefore, analysis and discussion of certain portions of the operating results of SMEI and SPE are specified as being on “a U.S. dollar basis.” Results on a local currency basis and results on a U.S. dollar basis are not on the same basis as Sony’s consolidated financial statements and do not conform with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful information to investors regarding operating performance.

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

      In 2001, Sony Global Treasury Services Plc (“SGTS”) was established in London for the purpose of providing integrated treasury services for Sony Corporation and its subsidiaries. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS for hedging their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. The concentration of foreign exchange exposures at SGTS means that, in effect, SGTS hedges the net foreign exchange exposure of Sony Corporation and its subsidiaries. SGTS in turn enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of the transactions are entered into against projected exposures before the actual export and import transactions take place. In particular SGTS hedges the majority of the exposures on major currency pairs such as U.S. dollar against Japanese yen, euro against Japanese yen and euro against U.S. dollar, on average three months before the actual transactions take place. In the case of emerging market currencies, such as Brazil, with high inflation and high interest rates, the majority of the projected exposures are hedged one month before the actual transactions take place due to cost effectiveness considerations. Sony enters into foreign exchange transactions with financial institutions only for hedging purposes and does not undertake speculative transactions.

      To minimize the adverse effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segment, Sony seeks, when appropriate, to localize material and parts procurement, design, and manufacturing operations in areas outside of Japan.

      Changes in the fair value of derivatives designated as cash flow hedges, including foreign exchange forward contracts and foreign currency option contracts, are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in Other Income and Expenses. The notional amounts of foreign exchange forward contracts, currency option contracts purchased and currency option contracts written as of March 31, 2004 were 1,348.2 billion yen, 375.6 billion yen and 124.9 billion yen, respectively.

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

      Under such difficult market conditions and reflecting the impact of the translation of financial results into yen in accordance with U.S. GAAP, the currency in which Sony’s financial statements are prepared, Sony’s sales for the fiscal year ended March 31, 2003 decreased 1.4 percent compared with the previous fiscal year. This decrease was principally due to industry-wide declines in personal consumption in the Electronics segment, and also increased price competition in certain markets, including the PC, DVD-Video player and home-use video camera markets. However, operating income increased 37.7 percent compared with the previous fiscal year due to the beneficial effect of the depreciation of the yen against the euro, as well as increased profitability of the Electronics segment, resulting from restructuring initiatives in previous fiscal years, of the Game segment, due to increased software sales and decreased production costs, and of the Pictures segment, due to strong worldwide performance of certain releases in the fiscal year ended March 31, 2003.

      On a local currency basis (regarding references to results of operations expressed on a local currency basis, refer to “Foreign Exchange Fluctuations and Risk Hedging” below), Sony’s sales for the fiscal year ended March 31, 2003 decreased approximately 2 percent and operating income decreased approximately 5 percent compared with the previous fiscal year.

Restructuring

      Restructuring charges for the fiscal year ended March 31, 2003 amounted to 106.3 billion yen, compared to 107.0 billion yen in the previous fiscal year. The primary restructuring activities were in the Electronics and Music segments.

Electronics

      Restructuring charges in the Electronics segment for the fiscal year ended March 31, 2003, were 72.5 billion yen, compared to 86.9 billion yen in the previous fiscal year, but exceeded the 60.0 billion yen total that was estimated at the beginning of the year.

      In the year ended March 31, 2003, a decision was made to reduce production capacity of CRT computer display manufacturing facilities in Japan and Southeast Asia, in response to market contraction resulting from the demand shift from CRT computer displays to flat panel displays such as LCDs. Although the worldwide market for CRT computer displays in the fiscal year ended March 31, 2002 was approximately 96.0 million units, in the fiscal year ended March 31, 2003 it had fallen to approximately 81.0 million units. In order to restore the profitability of the CRT computer display business, which, due to the decrease in demand, had been suffering from low utilization ratios at manufacturing facilities, higher ratios of fixed costs to sales and lower operating income margins, Sony decided to close under-utilized manufacturing facilities. The resulting charges totaled 6.9 billion yen, of which 1.3 billion yen was recorded in cost of sales, 1.7 billion yen was recorded in selling, general and administrative expenses, and 4.0 billion yen was recorded in loss on sale, disposal or impairment of assets, net.

      The restructuring program implemented in the previous fiscal year was accelerated at Aiwa in response to a continued decline in operating performance, caused by further declines in the worldwide market for audio products, which form the majority of Aiwa’s sales. After further reductions in personnel and reductions in the number of unprofitable product lines which resulted in the closure of all of Aiwa’s manufacturing facilities, Aiwa’s operations were integrated with those of Sony. (Aiwa became a wholly-owned subsidiary of Sony Corporation in October 2002, and merged into Sony Corporation on December 1, 2002.) Charges resulting from the restructuring of Aiwa totaled 23.0 billion yen, of which 13.8 billion yen was recorded in cost of sales, 5.7 billion yen in selling, general and administrative expenses, and 3.5 billion yen in loss on sale, disposal or impairment of assets, net.

      In the fourth quarter of the fiscal year ended March 31, 2003, Sony decided to close a semiconductor plant in the U.S. that produced semiconductor wafers for both internal use and the original equipment manufacturer (OEM) market. This closure was both a response to a significant decline in the business conditions of the semiconductor industry in the U.S., and the result of a shift in Sony’s semiconductor strategy. Sony’s semiconductor manufacturing for internal use is moving toward an emphasis on high-end, network-centric devices and components because Sony is focusing its efforts on broadband and network-related businesses in response to rapid increases in broadband Internet access. The restructuring activity was completed in the year ended March 31, 2004 (refer to “Restructuring” under “Operating Results for the Fiscal Year Ended March 31, 2004”). During the fiscal year ended March 31, 2003, 5.9 billion yen was recorded for this restructuring, all of which was recorded in cost of sales.

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

Music

      In response to the continued contraction of the worldwide music market due to slow worldwide economic growth, the saturation of the CD market, the effects of piracy and other illegal duplication, parallel imports, pricing pressures and the diversification of customer preferences brought on by increased competition from other entertainment sectors, Sony has been actively repositioning the Music segment for the future by looking to create a more effective and profitable business model. As a result, the Music segment has undertaken a worldwide restructuring program since the fiscal year ended March 31, 2001 to reduce staffing and other costs through the consolidation and rationalization of facilities worldwide. Under this worldwide restructuring program, SMEI incurred restructuring charges of 22.4 billion yen for the fiscal year ended March 31, 2003, compared to 8.6 billion yen in the previous fiscal year. This exceeded the estimate made in January 2003, as certain restructuring initiatives originally expected to be undertaken in the fiscal year ended March 31, 2004 were accelerated as a result of a management change and the continued decline in the worldwide music market. Of the 22.4 billion yen in total charges at SMEI, 19.1 billion yen was recorded in selling, general and administrative expense and 3.3 billion yen was recorded in loss on sale, disposal or impairment of assets, net.

      Restructuring activities included the further consolidation of operations through the shutdown of a CD and cassette manufacturing and distribution center in Holland, the shutdown of a CD manufacturing facility in the U.S. (announced on April 2, 2003, although the decision to shut down the facility was made during the fiscal year ended March 31, 2003) as well as further staff reductions to consolidate various support functions across labels and operating units. These restructuring activities resulted in the termination of over 1,400 jobs during the fiscal year ended March 31, 2003, of which approximately 600 were in the U.S.

      Total restructuring charges in the Music segment, including SMEJ, were 23.9 billion yen.

      The table below summarizes major restructuring activities for which charges of over 5 billion yen were recorded during the fiscal year ended March 31, 2003.

Costs incurred in
the fiscal Year
Ended
Segment	Nature of Restructuring	March 31, 2003	Additional Information

Electronics	Reduction of CRT production capacity in Japan and SE Asia	6.9 billion yen	Remaining liability balance of 0.4 billion yen at March 31, 2003 was used during the fiscal year ended March 31, 2004.
	Personnel reductions and closure of all Aiwa’s facilities	23.0 billion yen	No remaining liability balance at March 31, 2003.
	Closure of semiconductor plant in U.S.	5.9 billion yen	Remaining liability balance of 1.5 billion yen at March 31, 2003 was used during the fiscal year ended March 31, 2004.
	Early retirement program	10.9 billion yen	Remaining liability balance of 1.0 billion yen at March 31, 2003 was used during the fiscal year ended March 31, 2004.
Music	Closure of CD and cassette manufacturing and distribution facility in Holland, CD manufacturing facility in U.S., and others	23.9 billion yen	Remaining reserve balance of 11.5 billion yen at March 31, 2003 to be used by March 31, 2006. Estimated total charges at SMEI, for years ended March 31, 2001 to March 31, 2006, are 43.4 billion yen with an estimated 4.5 billion yen of these charges expected to be incurred in the future.

Operating Performance

	Year Ended
	March 31

	2002	2003	Percent change

	(Yen in billions)
Sales and operating revenue	7,578.3	7,473.6	-1.4%
Operating income	134.6	185.4	+37.7
Income before income taxes	92.8	247.6	+166.9
Net income	15.3	115.5	+654.5

Sales

      Sales for the fiscal year ended March 31, 2003 decreased by 104.6 billion yen, or 1.4 percent, to 7,473.6 billion yen compared with the previous fiscal year. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

      (“Sales” in this analysis of the ratio of selling, general and administrative expenses to sales refers only to the “net sales” and “other operating revenue” portions of consolidated sales and operating revenue, and excludes Financial Service revenue. This is because Financial Service expenses are recorded separately from cost of sales and selling, general and administrative expenses. Furthermore, in the analysis of cost of sales, including research and development costs, to sales, only “net sales” are used. This is because cost of sales is an expense associated only with net sales. All the ratios below that pertain to business segments are calculated with intersegment transactions included.)

Cost of Sales and Selling, General and Administrative Expenses

      Cost of sales for the fiscal year ended March 31, 2003 decreased by 260.2 billion yen, or 5.0 percent, to 4,979.4 billion yen compared with the previous fiscal year, and decreased from 74.2 percent to 72.0 percent as a percentage of sales. Year on year, the cost of sales ratio decreased from 80.5 percent to 78.8 percent in the Electronics segment, 74.7 percent to 70.2 percent in the Game segment, 64.0 percent to 61.5 percent in the Music segment, and 62.0 percent to 58.2 percent in the Pictures segment. The cost of sales ratio in the Electronics segment improved due to the effects of prior restructuring and other cost reduction measures, and the cost of sales ratio in the Game segment improved due to reductions in PlayStation 2 hardware production costs. These improvements occurred despite declining sales in the Electronics and Game segments. The cost of sales ratio in the Pictures segment improved due to increased revenue resulting from the strong worldwide performance, both theatrically and in home entertainment, of releases in the fiscal year ended March 31, 2003.

      Although the cost of sales ratio decreased year on year, assisted by the positive effect of the appreciation of the euro against the yen on sales, the cost of sales ratio in the fourth quarter of the fiscal year ended March 31, 2003 increased due to declining sales and temporary reductions in production volume for the purpose of lowering inventory to target levels at the end of the fourth quarter. These production adjustments were carried out primarily in March 2003, mainly in the Electronics segment. Research and development costs (included in cost of sales) for the fiscal year ended March 31, 2003 increased by 9.9 billion yen, or 2.3 percent, to 443.1 billion yen compared with the previous fiscal year, with much of this increase in the Game segment. The ratio of research and development costs to sales increased from 6.1 percent to 6.4 percent.

      Selling, general and administrative expenses for the fiscal year ended March 31, 2003 increased by 86.5 billion yen, or 5.1 percent, to 1,782.4 billion yen compared with the previous fiscal year. The ratio of selling, general and administrative expenses to sales increased from 23.9 percent in the previous fiscal year to 25.6 percent. Year on year, the ratio of selling, general and administrative expenses to sales increased from 18.9 percent to 20.3 percent in the Electronics segment, from 16.7 percent to 18.0 percent in the Game segment, from 32.7 percent to 39.8 percent in the Music segment, and from 32.8 percent to 34.4 percent in the Pictures segment.

      Advertising and promotion expenses increased 40.8 billion yen mainly due to increased expenses in the Pictures segment, which contributed to increased box office and home entertainment revenue. Increased competition and the continued reduction in the time interval between theatrical and home entertainment release has resulted in a trend towards larger initial advertising expenditures. Personnel related costs increased 30.5 billion yen compared with the previous fiscal year, and have increased over each of the last three years. A major factor in this increase is the recording of increased severance related expenses, as Sony accelerates its restructuring activities. Severance-related charges in the fiscal year ended March 31, 2003 increased by 14.6 billion yen, or 23.3 percent, mainly in the Electronics and Music segments, to reach a total of 77.4 billion yen. Royalty expenses increased 16.9 billion yen.

      The increase in selling, general and administrative expenses was partially offset by a 33.9 billion yen decrease in after-sales service expenses in the fiscal year ended March 31, 2003, caused mainly by the absence of non-recurring expenses recorded during the previous fiscal year due to mobile phone-related quality issues. The increase in selling, general and administrative expenses was also offset by a decrease of 10.0 billion yen in loss on the sale, disposal or impairment of assets, net. This was due to a 19.0 billion yen decrease in such losses in the Electronics segment, offset by a 6.4 billion yen increase in such losses in the Other segment.

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

Other Income and Expenses

      In the consolidated results for the fiscal year ended March 31, 2003, other income increased by 61.2 billion yen, or 63.5 percent, to 157.5 billion yen, while other expenses decreased by 42.8 billion yen, or 31.0 percent, to 95.3 billion yen, compared with the previous fiscal year. The net amount of other income and other expenses was net other income of 62.2 billion yen compared to net other expense of 41.9 billion yen in the previous fiscal year.

      The increase in other income was primarily due to the recording of a 72.6 billion yen gain on sales of securities investments and other, net, for the year ended March 31, 2003. This was mostly due to a 66.5 billion yen gain on the sale, in April 2002, of Sony’s equity interest in Telemundo, a U.S. based Spanish language television network and station group that was accounted for under the equity method. In addition, Sony deferred an approximate 6.0 billion yen gain on this sale due to provisions in the sale agreement that required a partial refund of the purchase price for certain losses or claims as defined in the agreement. The right of the acquirer to claim such refunds expired in April 2003 without any such claim being made. Therefore, Sony recorded an additional gain of 6.0 billion yen in April 2003. Gains were also recorded on the sale of the equity interest in Sony Tektronix Inc., which develops, manufactures and sells electronic measuring instruments and related devices, and Columbia House Company (“CHC”), a direct marketer of music and videos. Other income was positively impacted by a net foreign exchange gain of 1.9 billion yen recorded during the year, compared with a net foreign exchange loss of 31.7 billion yen recorded in the previous fiscal year. The net foreign exchange gain recorded during the year was primarily due to gains incurred on foreign exchange forward contracts and foreign currency option contracts, which Sony employs to hedge the risk from exchange rate fluctuations, while the foreign exchange losses recorded during the previous fiscal year were due to losses incurred on such contracts due to the rapid depreciation of the yen between December 2001 and March 2002. Compared to the previous fiscal year, interest and dividends received decreased from 16.0 billion yen in the previous fiscal year to 14.4 billion yen, primarily due to lower interest earned from investments.

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

Income before Income Taxes

      Income before income taxes for the fiscal year ended March 31, 2003 increased by 154.8 billion yen, or 166.9 percent, to 247.6 billion yen compared with the previous fiscal year. Significant contributors to the year on year increase in income before income taxes, in descending order of significance, were the increase in operating income, the increase in gains on sales of securities investments and other, net, and the absence of the foreign exchange loss recorded in the previous fiscal year.

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

Results of Affiliated Companies Accounted for under the Equity Method

      During the fiscal year ended March 31, 2003, equity in net losses of affiliated companies increased from 34.5 billion yen in the previous fiscal year to 44.7 billion yen. Sony Ericsson, a joint venture focused on mobile phone handsets recorded a 20.8 billion yen loss. In addition, equity affiliates recording losses included ST-LCD, an LCD joint venture in Japan, Crosswave, a data communications carrier offering customers broadband networks and network services in Japan, and BE-ST Bellevuestrasse Development GmbH & Co. First Real Estate KG, Berlin, a real estate business in Germany. Regarding the significant losses at Sony Ericsson, no year on year comparison is available because Sony Ericsson was established in October 2001. However, the loss of 10.7 billion yen recorded due to Sony Ericsson in the second half of the fiscal year ended March 31, 2003 was greater than the 7.4 billion yen loss recorded in the second half of the fiscal year ended March 31, 2002. This increase in losses was due to the following factors: decreased sales in the fourth quarter ended March 31, 2003, compared to the fourth quarter ended March 31, 2002, due to increased pricing pressure; increased expenses due to the phase-in of new products in the GSM and Japanese markets; and the recording of an operating loss in the fourth quarter ended March 31, 2003 compared to income in the fourth quarter ended March 31, 2002, which benefited from the successful introduction of two high-end models in the Japanese and European markets. In the fourth quarter ended March 31, 2003, Sony and Telefonaktiebolaget LM Ericsson each invested an additional 150 million euro in Sony Ericsson to strengthen its financial position (refer to “Electronics”, above).

      In the first quarter of the fiscal year ended March 31, 2003, SPE and other non-Sony investors sold Telemundo to NBC, a media company owned by the General Electric Company. In the same quarter, SMEI and AOL Time Warner Inc.’s Warner Music Group each sold the majority of their holding in CHC to Blackstone Capital Partners, an affiliate of The Blackstone Group, an investment bank. The Chairman of the Blackstone Group was a director of Sony Corporation until June 2002.

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

      The return on stockholders’ equity increased from 0.7 percent to 5.0 percent. (This ratio is calculated by dividing net income by the simple average of stockholders’ equity at the end of the previous fiscal year and at the end of the fiscal year ended March 31, 2003.)

      Basic net income per share was 125.74 yen compared with 16.72 yen in the previous fiscal year, and diluted net income per share was 118.21 yen compared with 16.67 yen in the previous fiscal year. Refer to Notes 2 and 20 of Notes to Consolidated Financial Statements.

Operating Performance by Business Segment

      The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 23 of Notes to Consolidated Financial Statements.

Business Segment Information

	Year Ended
	March 31

	2002	2003	Percent change

	(Yen in billions)
Sales and Operating revenue
Electronics	5,286.2	4,940.5	-6.5%
Game	1,003.7	955.0	-4.9
Music	600.1	597.5	-0.4
Pictures	635.8	802.8	+26.3
Financial Services	509.1	537.3	+5.5
Other	261.5	306.3	+17.1

Elimination	(718.1)	(665.7)	—

Consolidated	7,578.3	7,473.6	-1.4

	Year Ended
	March 31

	2002	2003	Percent change

	(Yen in billions)
Operating income (loss)
Electronics	(1.2)	41.4	—
Game	82.9	112.7	+35.9%
Music	22.1	(7.9)	—
Pictures	31.3	59.0	+88.6
Financial Services	21.8	22.8	+4.3
Other	(18.2)	(25.0)	—

Elimination and unallocated corporate expenses	(4.1)	(17.5)	—

Consolidated	134.6	185.4	+37.7

      Commencing with the first quarter ended June 30, 2003, Sony partly realigned its business segment configuration. Expenses incurred in connection with the creation of a network platform business were transferred out of the Other segment and reclassified as unallocated corporate expenses, because the expected future benefits of this business will be spread across the Sony Group. In accordance with this realignment, results of the fiscal years ended March 31, 2002 and 2003 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

      The above reclassification also reflects the effect of Sony’s realignment of its business segment configuration and Electronics segment product category configuration from the first quarter ended June 30, 2002. From the first quarter ended June 30, 2002, sales of businesses devoted to the creation of a network platform business and of businesses devoted to the development of network and content technology and services have been included in the “Other” segment. In addition to SCN, which was originally contained in the “Other” segment, these businesses include an in-house oriented information system service business and an IC card business formerly contained in the “Other” category of the Electronics segment.

Electronics

      Sales for the fiscal year ended March 31, 2003 decreased by 345.7 billion yen, or 6.5 percent, to 4,940.5 billion yen compared with the previous fiscal year. Operating income of 41.4 billion yen was recorded compared to an operating loss of 1.2 billion yen in the previous fiscal year. The year on year decrease in sales was due to the continued industry-wide effects of falling consumption in markets for certain products in the Electronics segment, increased price competition worldwide, and the impact of business withdrawals and rationalization of product lines (refer to Note 16 of Notes to Consolidated Financial Statements).

      Regarding sales to outside customers by geographic area, sales decreased by 12 percent in the U.S. and by 9 percent in Japan, but sales increased by 2 percent in Europe and Other Areas, respectively. Sales decreased in the U.S. over a wide range of products including, in descending order of financial impact, PCs, computer displays, Aiwa products, CRT televisions, DVD-Video players, home-use video cameras, home audio and CD-R/ RW drives. Sales in the U.S. were also negatively impacted by Sony’s withdrawal from the home telephone business in 2001. Products with increased sales in the U.S. included personal digital assistants, projection televisions and digital still cameras. In Japan, overall demand decreased substantially, with PCs, Aiwa products, home-use video cameras and CRT televisions showing year on year sales declines; however, sales of semiconductors increased. In Europe, sales of PCs, digital still cameras and digital home-use video cameras showed strong sales growth, while sales of Aiwa products and computer displays decreased. Sales in Europe were also positively impacted by the strength of the euro against the yen in the second half of the year. In Other Areas, sales of digital still cameras, home-use video cameras and PCs increased while sales of Aiwa products and broadcast- and professional-use products decreased. The transfer of Sony’s mobile phone business to Sony Ericsson, an affiliate accounted for under the equity method since October 2001, also had a negative impact on sales, particularly in Japan and Europe. This was because before the transfer of the business to Sony Ericsson, Sony handled all aspects of the mobile phone operation from manufacturing through to sales, while now Sony only manufactures handsets for Sony Ericsson and Sony Ericsson is responsible for the remainder of the operation. These sales are recorded in the Electronics segment.

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

Performance by Product Category

      Sales and operating revenue by product category discussed below represent sales to customers, which do not include intersegment transactions. Refer to Note 23 of Notes to Consolidated Financial Statements.

      “Audio” sales decreased by 65.0 billion yen, or 8.7 percent, to 682.5 billion yen. Sales of home audio declined in all geographic areas, although sales of home theater systems increased principally in Europe and the U.S. Regarding headphone stereos, MD format sales increased due to rapid market growth particularly in the U.S. However, CD format headphone stereos sales decreased overall due to the contraction of the U.S. market, although such sales rose strongly in Europe aided by continued market expansion and the depreciation of the yen against the euro. Sales of both formats declined in Japan. Overall sales for the cassette format decreased due to the continued contraction of the market in all areas. Worldwide shipments of MD format headphone stereos increased by approximately 370,000 units to approximately 3.32 million units. Worldwide shipments of CD format headphone stereos increased by approximately 250,000 units to approximately 10.72 million units. Sales of home telephones declined because of Sony’s withdrawal from the home telephone business in the U.S. and Japan in the previous fiscal year.

      “Video” sales increased by 3.8 billion yen, or 0.4 percent, to 851.1 billion yen. The increase was principally due to higher sales of digital still cameras in all areas and digital home-use video cameras in Other Areas, particularly Asia, and Europe. Worldwide shipments of digital still cameras increased by approximately 2.2 million units to approximately 5.6 million units. Worldwide shipments of home-use video cameras, both analog and digital, increased by approximately 350,000 units to approximately 5.75 million units. However, analog home-use video camera sales decreased due to lower demand, particularly in the U.S. Overall sales of home-use video cameras decreased in Japan and the U.S. due to increased price competition. DVD-Video player sales decreased primarily in the U.S. where pricing pressure was severe, although the market expanded. Sales from set-top boxes decreased due to a decline in unit sales in the U.S. and Europe.

      “Televisions” sales decreased by 34.1 billion yen, or 3.5 percent, to 950.2 billion yen. One factor leading to the decrease was a substantial decline in CRT television sales in the U.S. and Japan, as a result of market contraction, although sales in Europe increased partly due to the appreciation of the euro against the yen. Worldwide shipments of CRT televisions were approximately 10 million units, almost flat compared with the previous fiscal year. Another factor causing the decrease was a decline in sales of CRT computer displays in the U.S., Europe and Japan, resulting from the shift in demand towards flat panel computer displays. A third factor was a decrease in the sales of CRTs, reflecting the decline in the market for CRT televisions and CRT computer displays. Offsetting these decreases were higher sales of large-screen projection televisions, particularly in the U.S., and plasma and LCD flat panel televisions.

      “Information and Communications” sales decreased by 162.0 billion yen, or 16.2 percent, to 836.7 billion yen. The decrease was primarily due to lower sales of PCs and broadcast- and professional-use products. Further, since October 2001, when Sony began recording mobile phone handset sales as sales to Sony Ericsson in “Other”, no sales of mobile phone handsets have been recorded under “Information and Communications”. Sales of PCs decreased in Japan and the U.S. due to increased price competition.

Worldwide shipments of PCs decreased by approximately 400,000 units to approximately 3.1 million units. Sales of personal digital assistants increased significantly, particularly in the U.S. and Europe, as the market for these products expanded. Sales of broadcast- and professional-use products decreased as many broadcasters postponed the installation of new systems due to economic uncertainty.

      “Semiconductors” sales increased by 22.4 billion yen, or 12.3 percent, to 204.7 billion yen. The increase was primarily due to a significant increase in sales of CCDs, particularly in Japan and Other Areas, reflecting higher demand for digital still cameras, and a significant increase in sales of bipolar integrated circuits for CD-R/ RW and DVD drives, particularly in Japan. Partially offsetting the above increase was a decrease in sales revenue from high temperature LCDs in all geographic areas due to pricing pressure.

      “Components” sales increased by 16.2 billion yen, or 3.2 percent, to 527.8 billion yen. The increase was primarily due to significant increases in sales of DVD drives, Memory Stick and batteries. DVD drive sales increased as the strong performance of Sony branded products, particularly in the U.S., allowed Sony to avoid unit price reductions. Memory Stick sales increased due to continued demand for digital still cameras, with worldwide shipments of Memory Stick increasing by approximately 8 million units to approximately 19 million units. At the end of the fiscal year ended March 31, 2003, Sony’s cumulative shipments of Memory Stick had reached 39 million units. Regarding batteries, the growing market for lithium-ion batteries led to strong revenue growth despite declines in the average selling price. On the other hand, sales of CD-R/ RW drives decreased due to severe price competition.

      “Other” sales decreased by 10.5 billion yen, or 2.1 percent, to 490.4 billion yen, primarily due to lower sales of Aiwa products in all geographic areas. This decrease was partially offset by the sales of mobile phone handsets which were transferred from “Information and Communications” to “Other” in October 2001, as a result of their becoming sales to Sony Ericsson.

      In the Electronics segment, cost of sales for the fiscal year ended March 31, 2003 decreased by 368.5 billion yen, or 8.7 percent to 3,869.2 billion yen compared with the previous fiscal year. This decrease was due to the effects of restructuring carried out in the previous fiscal year in CRTs and other products, the increased profitability as a result of increased sales in semiconductors, batteries and other products, and the favorable impact of the appreciation of the euro against the yen. A majority of goods sold in Europe are imported from other regions; therefore an appreciation of the euro causes increased sales without a corresponding increase in the cost of sales. Research and development costs were 380.3 billion yen, almost flat year on year. The cost of sales ratio decreased from 80.5 percent to 78.8 percent.

      Selling, general and administrative expenses decreased by 0.8 billion yen, or 0.1 percent to 1,000.8 billion yen compared with the previous fiscal year. After-sales service expenses decreased by 36.5 billion yen, partially because of the absence of mobile phone-related after-sales service expenses recorded in the previous fiscal year. Royalty expenses increased 16.9 billion yen. The ratio of selling, general and administrative expenses to sales increased from 18.9 percent to 20.3 percent due to the decrease in sales.

      Loss on sale, disposal or impairment of assets, net also decreased, by 19.0 billion yen, primarily because of a decrease in restructuring charges related to reductions in CRT computer display manufacturing capacity, mainly in the U.S. In the fiscal year ended March 31, 2003, due to CRT computer display related restructuring in Japan and South-East Asia, a restructuring charge of 4.0 billion yen was recorded in loss on sale, disposal or impairment of assets, net.

      Regarding profit performance by product compared with the previous fiscal year, the largest gains in operating income were recorded in CRTs, portable audio, batteries, CRT televisions, recording media and digital still cameras. Increased demand for semiconductors resulted in a substantial decrease in the size of losses. On the other hand, losses increased in PCs and Aiwa products. Restructuring carried out in the previous fiscal year also led to improved profitability in several component businesses, including CRTs and recording media, as a result of the reduction of fixed costs and the concentration of resources toward successful products. Also contributing to the increase in profitability was the withdrawal from the loss-making home telephone business and the transfer, in October 2001, of Sony’s mobile handset business, which was recording a loss, to Sony Ericsson. Further, operating income benefited from the depreciation of the yen against the euro, which exceeded the negative impact of the appreciation of the yen against the U.S. dollar.

      Partially offsetting the increase in profitability were losses recorded in PCs, where sales declined due to increased competition from lower priced products. Large operating losses were also recorded by Aiwa in almost all geographic areas as a result of reduced sales because of a decline in the competitiveness of Aiwa’s mainstay products such as audio, restructuring charges including costs of headcount reductions, inventory write-downs brought about by the elimination of product lines, and the sale and disposal of production facilities. Sony Corporation absorbed Aiwa by merger on December 1, 2002.

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

Comparison of Results on a Local Currency Basis and Results on a Yen Basis

      Results in the Electronics segment, on a yen basis, were positively impacted overall by the appreciation of the euro against the yen, although this impact was partially offset by the negative impact of the depreciation of the U.S. dollar against the yen. On a local currency basis, sales for the fiscal year ended March 31, 2003 decreased by approximately 7 percent compared with the previous fiscal year and operating income was recorded where an operating loss had been recorded in the previous fiscal year.

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

      Total worldwide production shipments of hardware and software were as follows:

	Year Ended
	March 31
			Cumulative as of
	2002	2003	March 31, 2003

	(Million units)
Total Production Shipments of Hardware
PlayStation + PS one	7.40	6.78	96.41
PlayStation 2	18.07	22.52	51.20
Total Production Shipments of Software*
PlayStation	91.00	61.00	917.00
PlayStation 2	121.80	189.90	350.00

*	Including those both from Sony and third parties under Sony licenses.

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

Music

      Sales for the fiscal year ended March 31, 2003 decreased by 2.5 billion yen, or 0.4 percent, to 597.5 billion yen compared with the previous fiscal year. Compared to operating income of 22.1 billion yen in the previous fiscal year, an operating loss of 7.9 billion yen was recorded.

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

      The decline in profitability resulting in an operating loss at SMEI primarily resulted from a 120 million U.S. dollar year on year increase in restructuring charges undertaken to reduce costs in response to the downward trend of the market. The total cost of restructuring for the fiscal year ended March 31, 2003 was 190 million U.S. dollars, or 22.4 billion yen (refer to “Restructuring” above for details) net of a reversal of an expense of 30.8 million U.S. dollars accrued in previous fiscal years as a result of reduced compensation expense. The second largest factor leading to the operating loss was a decrease in gross profit brought about by the decrease in album sales. A third factor leading to operating loss was an increase in talent-related expenses, primarily because the continued decline in album sales led to an increase in impairments of capitalized advances paid to artists. Partially offsetting the decline in operating profitability, in descending order of magnitude, were a decrease in advertising and promotion expenses, savings realized from previously implemented restructuring initiatives and higher income generated by the increase in DVD software manufacturing activity. Although restructuring charges increased significantly compared with the previous fiscal year, the decrease in advertising and promotion expenses and savings realized from previously implemented restructuring initiatives caused a decrease in selling, general and administrative expenses for the year and an improvement in the ratio of selling, general and administrative expenses to sales.

      Regarding the results of SMEJ, sales decreased by 10 percent and operating income decreased 59 percent year on year. Sales decreased due to the continued contraction of the music industry. The decrease in operating income resulted from the decrease in sales and, to a lesser extent, an increase in severance-related expenses incurred from restructuring. Restructuring activity at SMEJ during the fiscal year centered on headcount reductions.

      On a yen basis, 76 percent of the Music segment’s sales were generated by SMEI while 24 percent were generated by SMEJ.

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

      On a U.S. dollar basis, sales for the fiscal year in the Pictures segment increased approximately 30 percent and operating income increased approximately 92 percent. The increase in sales was due to the strong worldwide performance, both theatrically and in home entertainment, of fiscal year releases including Spider-Man, the highest grossing film in SPE’s history, Men in Black II, xXx and Mr. Deeds. The increased worldwide popularity of DVDs also contributed to the higher home entertainment revenues. As a result of these factors, sales for the release slate for the fiscal year ended March 31, 2003 increased 1.6 billion U.S. dollars compared with the previous fiscal year’s slate. Operating income for the segment increased significantly due to the higher theatrical and home entertainment revenues from the fiscal year release slate, partially offset by the aggregate disappointing performance of several films including I Spy and Stuart Little 2, resulting in an increase of 221 million U.S. dollars in profit from the fiscal year release slate, the benefit of restructuring initiatives undertaken in the previous fiscal year, resulting in an increase of 52 million U.S. dollars, and, less significantly, increased operating income in the television business due to higher revenues from the game show, Wheel of Fortune. The primary benefit of the restructuring undertaken in the previous fiscal year was a reduction in losses recorded on the production of new network television shows and pilots. Losses declined because the number of new shows and pilots was reduced and because production expenses per new show and pilot were reduced. Operating income for the segment was also higher because the 67 million U.S. dollar, or 8.5 billion yen, restructuring charge recorded in the previous fiscal year was not recorded during the fiscal year (refer to “Restructuring” for details). Partially offsetting the increase in operating income was an additional provision of 66 million U.S. dollars, an increase of 26 million U.S. dollars over the previous fiscal year, with respect to previously recorded revenue from KirchMedia, an insolvent licensee in Germany of SPE’s feature film and television product, and related adjustments to ultimate film income.

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

Financial Services

      Financial Services revenue for the fiscal year ended March 31, 2003 increased by 28.2 billion yen, or 5.5 percent, to 537.3 billion yen compared with the previous fiscal year. Operating income increased by 0.9 billion yen, or 4.3 percent, to 22.8 billion yen and the operating income margin decreased from 4.3 percent to 4.2 percent.

      At Sony Life, revenue increased by 19.5 billion yen, or 4.4 percent, to 466.6 billion yen and operating income increased by 1.8 billion yen, or 6.4 percent, to 29.6 billion yen compared with the previous fiscal year. Insurance revenue increased as insurance-in-force from individual life insurance products increased due to the maintenance of a lower than industry average rate of contract cancellation, despite a decrease in new insurance sales brought about by a decrease in disposable family incomes due to continued weak economic conditions. The increase in revenue also resulted from an improvement in the valuation gains and losses from investments in the general account which occurred because loss recorded due to the devaluation of Argentine government bonds held in that account decreased significantly compared with the previous fiscal year. On the other hand, the increase in Sony Life’s revenue was partially offset by a deterioration of valuation gains and losses from investments in the separate account, which resulted from the stock market downturn. Operating income increased because of the increase in insurance revenue that accompanied the increase in insurance-in-force from individual life insurance products and the improvement in valuation gains and losses from investments in the general account mentioned above. Valuation gains and losses from investments in the separate account accrue directly to the account of policyholders and, therefore, do not affect operating income.

      At Sony Assurance, revenue increased due to higher insurance revenue brought about by an expansion in automobile insurance-in-force reflecting greater customer awareness of the benefit of flexible insurance policies which take into account mileage driven. Regarding profit performance, an operating loss was recorded in the fiscal year ended March 31, 2003, as was the case in each of the previous three fiscal years. The loss was recorded because essential investments necessary for the expansion of the business put pressure on profitability. These investments were for advertising and for computer systems necessary to develop new products and establish customer claims service centers. However, an increase in insurance revenue and a decrease in the expense ratio (the ratio of operating expenses to premiums) and the loss ratio (the ratio of insurance payouts to premiums) caused losses to decrease.

      At Sony Finance, revenue decreased slightly due to a decrease in rent revenue despite an increase in leasing revenue. In terms of profitability, a loss was recorded, compared with an operating income in the previous fiscal year, due to an increase in operating expenses in connection with the issuance of credit cards that utilize contact-free IC card technology.

      Sony Bank, which started business in June 2001, recorded a loss, as was also recorded in the previous fiscal year, primarily due to start-up expenses.

*	The revenue and operating income at Sony Life, Sony Assurance and Sony Bank discussed here differ from the results that Sony Life, Sony Assurance and Sony Bank disclose on a Japanese statutory basis.

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

Reflecting the realignment of the business segment configuration, results for fiscal year ended March 31, 2002, and 2003 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2004.

			All other segments
			excluding
	Financial Services		Financial Services		Consolidated

Year Ended March 31	2002	2003	2002	2003	2002	2003

	(Yen in millions)
Financial Services revenue	509,122	537,276	—	—	480,190	509,398
Net sales and operating revenue	—	—	7,105,491	6,974,980	7,098,068	6,964,235

	509,122	537,276	7,105,491	6,974,980	7,578,258	7,473,633

Costs and expenses	487,300	514,518	6,992,254	6,811,292	7,443,627	7,288,193

Operating income	21,822	22,758	113,237	163,688	134,631	185,440

Other income (expenses), net	(1,833)	(1,282)	(40,451)	67,846	(41,856)	62,181

Income before income taxes	19,989	21,476	72,786	231,534	92,775	247,621

Income taxes and other	11,477	13,071	72,799	120,089	83,443	132,102
Cumulative effect of accounting changes	4,305	—	1,673	—	5,978	—

Net income	12,817	8,405	1,660	111,445	15,310	115,519

Other

      Reflecting the realignment of the business segment configuration, results for fiscal year ended March 31, 2002, and 2003 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2004. Based on that reclassification, sales of the Other segment in the fiscal year ended March 31, 2003 were comprised mainly of an in-house oriented information system service business, an advertising agency business in Japan, and SCN, an Internet-related service business subsidiary operating mainly in Japan.

      Sales for the fiscal year increased by 44.8 billion yen, or 17.1 percent, to 306.3 billion yen, compared with the previous fiscal year. Of total sales, 55 percent were sales to outside customers. In terms of profit performance, operating losses for the segment increased from 18.2 billion yen to 25.0 billion yen.

      During the fiscal year, intersegment sales increased primarily due to an increase in sales at the advertising agency business in Japan due to its taking over the media buying for all Sony Group companies in Japan, and at the in-house oriented information system service business, in addition to an increase in sales at SCN. Regarding profit performance, the segment recorded a loss primarily due to expenses associated with the development of network and content technology and services, intended to facilitate new businesses in the broadband age, and the advertising agency business in Japan. In comparison with the previous fiscal year, segment losses increased primarily due to an increase in the aforementioned expenses and the write-off of professional-use video software in the professional-use video software business due to a discontinuation of that business. Operating losses for the Other segment increased despite the fact that operating income was recorded at SCN, as compared to an operating loss in the previous fiscal year. SCN recorded operating income due to an increase in sales resulting from a rise in broadband subscribers and a reduction in costs associated with communication line usage.

Foreign Exchange Fluctuations and Risk Hedging

      During the fiscal year ended March 31, 2003, the average value of the yen was 120.9 yen against the U.S. dollar, and 119.5 yen against the euro, which was 2.6 percent higher against the U.S. dollar and 8.8 percent lower against the euro, respectively, compared with the average of the previous fiscal year. Operating results on a local currency basis described in “Overview” and “Operating Performance” show results of sales and operating income obtained by applying the yen’s monthly average exchange rate in the previous fiscal year to monthly local currency-denominated sales, cost of sales, and selling, general and administrative expenses for the fiscal year ended March 31, 2003, as if the value of the yen had remained constant. In the Music segment, Sony consolidates the yen-translated results of SMEI (a U.S. based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis) and the results of SMEJ (a Japan based operation that aggregates the results of its operations in yen). In the Pictures segment, Sony translates into yen the U.S. dollar consolidated results of SPE (a U.S. based operation that has worldwide subsidiaries). Therefore, in the results of SMEI and SPE, analysis and discussion of certain portions of their operating results are specified as being on “a U.S. dollar basis.” Results on a local currency basis and results on a U.S. dollar basis are not on the same basis as Sony’s consolidated financial statements and do not conform with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful information to investors regarding operating performance.

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

      In 2001, SGTS was established in London for the purpose of providing integrated treasury services for Sony Corporation and its subsidiaries. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS for hedging their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. The concentration of foreign exchange exposures at SGTS means that, in effect, SGTS hedges the net foreign exchange exposure of Sony Corporation and its subsidiaries. SGTS in turn enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of the transactions are entered into against projected exposures before the actual export and import transactions take place. In particular SGTS hedges the majority of the exposures of major currency pairs such as U.S. dollar against Japanese yen, euro against Japanese yen and euro against U.S. dollar, on average three months before the actual transactions take place. In the case of emerging market currencies, such as Brazil, with high inflation and high interest rates, the majority of the projected exposures are hedged one month before the actual transactions take place due to cost effectiveness considerations. Sony enters into foreign exchange transactions with financial institutions only for hedging purposes and does not undertake speculative transactions.

      To minimize the adverse effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segment, Sony seeks, when appropriate, to localize material and parts procurement, design, and manufacturing operations in areas outside of Japan.

      Changes in the fair value of derivatives designated as cash flow hedges, including foreign exchange forward contracts and foreign currency option contracts, are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in Other Income and Expenses. The notional amounts of foreign exchange forward contracts, currency option contracts purchased and currency option contracts written as of March 31, 2003 were 1,139.3 billion yen, 484.5 billion yen and 238.8 billion yen, respectively.

Assets, Liabilities and Stockholders’ Equity

      (Regarding Assets and Liabilities refer also to “Increase in Assets and Liabilities as a Result of Consolidation of Variable Interest Entities” below.)

Assets

      Total assets on March 31, 2004 increased by 720.1 billion yen, or 8.6 percent, to 9,090.7 billion yen, compared with the previous fiscal year-end. Total assets on March 31, 2004 in all segments excluding the Financial Services segment increased by 235.0 billion yen, or 4.0 percent, to 6,060.8 billion yen and total assets on March 31, 2004 in the Financial Services segment increased by 577.9 billion yen, or 19.9 percent, to 3,475.0 billion yen, compared with the previous fiscal year-end. Total assets on March 31, 2004 in all segments excluding the Financial Services segment would have increased by approximately 9 percent compared with the previous fiscal year-end if the value of the yen had remained the same on March 31, 2004 as it was on March 31, 2003.

Current Assets

      Current assets on March 31, 2004 increased by 209.1 billion yen, or 6.6 percent, to 3,363.4 billion yen compared with the previous fiscal year-end. Current assets on March 31, 2004 in all segments excluding the Financial Services segment increased by 188.5 billion yen, or 7.5 percent, to 2,692.4 billion yen.

      Cash and cash equivalents in all segments excluding Financial Services increased 154.4 billion yen, or 35.2 percent, to 592.9 billion yen compared with the previous fiscal year. This increase was primarily due to the issuance, in December 2003, of 250 billion yen in euro yen convertible bonds. The proceeds from this issuance will be applied towards investments in the development of, and production equipment for, key devices, such as the next generation broadband processor (for more information on cash and cash equivalents, refer to “Liquidity Management” below).

      Notes and accounts receivable, trade (net of deductions for doubtful accounts and allowances for returns) increased 3.8 billion yen compared with the previous fiscal year-end to 1,011.2 billion yen.

      Inventories on March 31, 2004 increased by 40.8 billion yen, or 6.5 percent, to 666.5 billion yen compared with the previous fiscal year-end. The inventory to cost of sales turnover ratio (based on the average of inventories at the end of each fiscal year and previous fiscal year) decreased from 1.57 months at the end of the previous fiscal year to 1.53 months. Sony considers this level of inventory to be appropriate in the aggregate. During the fiscal year ended March 31, 2004, Sony did not engage in the kind of aggressive inventory reduction that it engaged in during the fourth quarter of the fiscal year ended March 31, 2003.

      Current assets on March 31, 2004 in the Financial Services segment increased by 14.8 billion yen, or 2.2 percent, to 699.7 billion yen, compared with the previous fiscal year-end. The increase was primarily attributable to an increase in marketable securities.

Investments and Advances

      (Also see “Investments” below.)

      Investments and advances on March 31, 2004 increased by 518.8 billion yen, or 26.0 percent, to 2,513.0 billion yen, compared with the previous fiscal year-end.

      Investments and advances on March 31, 2004 in all segments excluding the Financial Services segment decreased by 24.4 billion yen, or 6.4 percent, to 358.6 billion yen. This decrease was mainly due to the recording of an impairment loss on securities issued by a privately held Japanese company, which Sony accounted for under the cost method, that is engaged in cable broadcasting and other businesses and a decrease in the amount recorded in “investments” due to the consolidation of an affiliated company that was formerly accounted for under the equity method as a result of the adoption during the fiscal year ended March 31, 2004 of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) 46 (refer to Notes 5 and 6 in the Notes to the Consolidated Financial Statements).

      Investments and advances on March 31, 2004 in the Financial Services segment increased by 543.1 billion yen, or 31.4 percent, to 2,274.5 billion yen, compared with the previous fiscal year-end. This increase was primarily due to an increase in assets under management.

Property, plant and equipment (after deduction of accumulated depreciation)

      Property, plant and equipment on March 31, 2004 increased by 86.7 billion yen, or 6.8 percent, to 1,365.0 billion yen, compared with the previous fiscal year-end.

      Property, plant and equipment on March 31, 2004 in all segments excluding the Financial Services segment increased by 91.9 billion yen, or 7.5 percent, to 1,324.2 billion yen, compared with the previous fiscal year-end. The increase was mainly due to an increase in assets resulting from the adoption of FIN 46.

      Capital expenditures (part of the increase in property, plant and equipment) for the fiscal year ended March 31, 2004 increased by 117.0 billion yen, or 44.8 percent, to 378.3 billion yen compared with the previous fiscal year. Capital expenditures in the Electronics segment increased 72.4 billion yen, or 42.5 percent, to 242.7 billion yen and in the Game segment by 59.4 billion yen, or 144.9 percent, to 100.4 billion yen. Capital expenditures in the semiconductor businesses (included in the capital expenditures of both the Electronics and Game segments) amounted to 175.0 billion yen, of which investments in production equipment for next generation broadband microprocessors amounted to 69.0 billion yen.

      Capital expenditures in the Music segment decreased by 8.9 billion yen, or 40.9 percent, to 12.9 billion yen, in the Pictures segment by 1.1 billion yen, or 15.8 percent to 6.0 billion yen, and in the Other segment by 5.3 billion yen, or 34.3 percent, to 10.1 billion yen.

      Property, plant and equipment on March 31, 2004 in the Financial Services segment decreased 5.2 billion yen, or 11.2 percent, to 40.8 billion yen compared with the previous fiscal year-end. Capital expenditures in the Financial Services segment increased 1.0 billion yen, or 26.3 percent, to 4.6 billion yen.

Other Assets

      Other assets on March 31, 2004 decreased by 63.5 billion yen, or 3.8 percent, to 1,592.6 billion yen, compared with the previous fiscal year-end.

      Other assets on March 31, 2004 in all segments excluding the Financial Services segment increased by 0.1 billion yen to 1,251.9 billion yen. Other assets on March 31, 2004 in the Financial Services segment increased 25.2 billion yen, or 5.8 percent, to 460.0 billion yen compared with the previous year. This was mainly due to an increase in deferred insurance acquisition costs at Sony Life.

      Deferred tax assets on March 31, 2004 decreased by 124.9 billion yen, or 38.1 percent, to 203.2 billion yen compared with the previous fiscal year-end. The decrease was due to the offset between deferred tax assets and liabilities recorded at each of the companies within the Sony Group, as a result of the adoption of consolidated tax filing in Japan.

Liabilities

      Total current and long-term liabilities on March 31, 2004 increased by 622.2 billion yen, or 10.3 percent, to 6,689.8 billion yen compared with the previous fiscal year-end. Total current and long-term liabilities on March 31, 2004 in all segments excluding the Financial Services segment increased by 189.6 billion yen, or 5.2 percent, to 3,855.9 billion yen. Total current and long-term liabilities on March 31, 2004, in the Financial Services segment increased by 515.4 billion yen, or 19.9 percent, to 3,099.8 billion yen, compared with the previous fiscal year-end. Total liabilities on March 31, 2004 in all segments excluding the Financial Services segment would have increased by approximately 10 percent compared with the previous fiscal year-end if the value of the yen had remained the same on March 31, 2004 as it was on March 31 of the previous fiscal year.

Current Liabilities

      Current liabilities on March 31, 2004 increased by 547.2 billion yen, or 22.5 percent, to 2,982.2 billion yen compared with the previous fiscal year-end. Current liabilities on March 31, 2004 in all segments excluding the Financial Services segment increased by 307.7 billion yen, or 14.9 percent, to 2,373.6 billion yen.

      Short-term borrowings and current portion of long-term debt on March 31, 2004 in all segments excluding the Financial Services segment increased 283.1 billion yen, or 223.4 percent, to 409.8 billion yen compared with the previous fiscal year-end. This increase was mainly due to the shift from long-term liabilities to current liabilities of 287.8 billion yen (as of March 31, 2004) in outstanding convertible bonds, due for redemption on March 31, 2005, and an increase of 57.3 billion yen in bank syndicated loans, which will reach maturity by November 2004, as a result of the adoption of FIN 46. Partially offsetting these items was a 52.8 billion yen repayment of commercial paper during the fiscal year.

      Notes and accounts payable, trade on March 31, 2004 in all segments excluding the Financial Services segment increased by 79.6 billion yen, or 11.5 percent, to 773.2 billion yen compared with the previous fiscal year-end. This increase was particularly conspicuous in the Electronics segment, where inventories also increased.

      Current liabilities on March 31, 2004 in the Financial Services segment increased by 232.9 billion yen, or 56.0 percent, to 648.8 billion yen, mainly due to the increase in deposits from customers and interbank short-term borrowings in the banking business. Deposits from customers in the banking business increased by 130.1 billion yen, or 52.3 percent, to 378.9 billion yen, due to the expansion of the banking business.

Long-term Liabilities

      Long-term liabilities on March 31, 2004 increased by 75.0 billion yen, or 2.1 percent, to 3,707.6 billion yen compared with the previous fiscal year-end.

      Long-term liabilities on March 31, 2004 in all segments excluding the Financial Services segment decreased by 118.1 billion yen, or 7.4 percent, to 1,482.4 billion yen. This decrease was mainly due to a 129.2 billion yen, or 26.5 percent, decrease to 358.2 billion yen of accrued pension and severance costs primarily resulting from an increase in pension assets due to the rise in value of equity investment in Japan.

      Long-term debt on March 31, 2004 in all segments excluding the Financial Services segment decreased 27.7 billion yen, or 3.4%, to 775.2 billion yen. This was mainly due to the shift to current liabilities of 287.8 billion yen (as of March 31, 2004) in outstanding convertible bonds, due for redemption on March 31, 2005, and despite the issuance of the 250.0 billion yen in euro yen convertible bonds (bonds with stock acquisition rights).

      Long-term liabilities on March 31, 2004 in the Financial Services segment increased by 282.5 billion yen, or 13.0 percent, to 2,451.0 billion yen. This was due to an increase in insurance-in-force in the life insurance business which resulted in an increase in future insurance policy benefits and other of 264.2 billion yen, or 13.8 percent, to 2,178.6 billion yen.

Total Interest-bearing Debt

      Total interest-bearing debt on March 31, 2004 increased by 286.5 billion yen, or 29.7 percent, to 1,252.7 billion yen, compared with the previous fiscal year-end. Total interest-bearing debt on March 31, 2004 in all segments excluding the Financial Services segment increased by 255.4 billion yen, or 27.5 percent, to 1,185.0 billion yen.

Increase in Assets and Liabilities as a Result of Consolidation of Variable Interest Entities

      Sony adopted FIN 46 on July 1, 2003. As a result, Sony’s assets and liabilities increased as non-cash transactions, which resulted in no cash flows, by 95.3 billion yen and 98.0 billion yen, respectively. Cash and cash equivalents also increased by 1.5 billion yen. The Variable Interest Entities (“VIEs”) consolidated by Sony include the following:

      Sony leases the headquarters of its U.S. subsidiary from a VIE. Upon consolidation of the VIE, assets and liabilities increased by 25.3 billion yen and 27.0 billion yen, respectively. Sony has the option to purchase the building at any time for 26.9 billion yen during the lease term which expires in December 2008. The debt held by the VIE is unsecured. At the end of the lease term, Sony has agreed to either renew the lease, purchase the building or remarket it to a third party on behalf of the owner.

      A subsidiary in the Pictures business entered into a joint venture agreement with a VIE for the purpose of funding the acquisition of certain international film rights. Upon consolidation of the VIE, assets and liabilities increased by 10.2 billion yen and 10.6 billion yen, respectively. Under the agreement, the subsidiary’s 1.2 billion yen equity investment is the last equity to be repaid.

      Sony has utilized a VIE to erect and operate a multi-use real estate complex in Berlin, Germany, which was accounted for under the equity method by Sony until June 30, 2003. On July 1, 2003, Sony consolidated this entity. Upon consolidation of the VIE, assets and liabilities increased by 61.3 billion yen and 60.3 billion yen, respectively. These liabilities include a 57.3 billion yen syndicated bank loan which matures in November 2004. The syndicated bank loan is secured by the multi-use real estate complex.

      Regarding further information on transactions with VIEs please refer to Notes 21 and 22 of Notes to Consolidated Financial Statements.

Stockholders’ Equity

      Stockholders’ equity on March 31, 2004 increased by 97.1 billion yen, or 4.3 percent, to 2,378.0 billion yen compared with the previous fiscal year-end. Retained earnings increased 65.3 billion yen compared with the previous fiscal year-end, and the amount of deductions recorded in accumulated other comprehensive income decreased 22.0 billion yen. Accumulated other comprehensive income improved because, although foreign currency translation adjustments (deduction from accumulated other comprehensive income) increased 127.9 billion yen year on year, due to the appreciation of the yen, minimum pension liability adjustments (deduction from accumulated other comprehensive income) decreased 93.4 billion yen, due to an increase in pension assets resulting from the rise in value of equity investment in Japan, and unrealized gains on securities increased 52.3 billion yen compared with the previous fiscal year-end. The ratio of stockholders’ equity to total assets decreased 1.0 percent from 27.2 percent to 26.2 percent.

Condensed Balance Sheets Separating Out the Financial Services Segment (Unaudited)

      The following schedule shows an unaudited condensed balance sheet for the Financial Services segment and all other segments excluding Financial Services as well as the condensed consolidated balance sheet. This presentation is not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and all other segments excluding Financial Services are eliminated in the consolidated figures shown below.

			All other Segments
			excluding
	Financial Services		Financial Services		Consolidated

As at March 31	2003	2004	2003	2004	2003	2004

	(Yen in millions)
Assets
Current assets	684,945	699,698	2,503,940	2,692,436	3,154,214	3,363,355

Cash and cash equivalents	274,543	256,316	438,515	592,895	713,058	849,211
Marketable securities	236,621	270,676	4,899	4,072	241,520	274,748
Notes and accounts receivable, trade	68,188	72,273	943,073	943,590	1,007,395	1,011,189
Other	105,593	100,433	1,117,453	1,151,879	1,192,241	1,228,207
Film costs	—	—	287,778	256,740	287,778	256,740
Investments and advances	1,731,415	2,274,510	383,004	358,629	1,994,123	2,512,950

Investments in Financial Services, at cost	—	—	166,905	176,905	—	—

Property, plant and equipment	45,990	40,833	1,232,359	1,324,211	1,278,350	1,365,044

Other assets	434,769	459,998	1,251,810	1,251,901	1,656,080	1,592,573

Deferred insurance acquisition costs	327,869	349,194	—	—	327,869	349,194
Other	106,900	110,804	1,251,810	1,251,901	1,328,211	1,243,379

	2,897,119	3,475,039	5,825,796	6,060,822	8,370,545	9,090,662

			All other Segments
			excluding
	Financial Services		Financial Services		Consolidated

As at March 31	2003	2004	2003	2004	2003	2004

	(Yen in millions)
Liabilities and stockholders’ equity
Current liabilities	415,877	648,803	2,065,854	2,373,550	2,435,048	2,982,215

Short-term borrowings	72,753	86,748	126,687	409,766	158,745	475,017
Notes and accounts payable, trade	5,417	7,847	693,589	773,221	697,385	778,773
Deposits from customers in the banking business	248,721	378,851	—	—	248,721	378,851
Other	88,986	175,357	1,245,578	1,190,563	1,330,197	1,349,574
Long-term liabilities	2,168,476	2,450,969	1,600,484	1,482,378	3,632,580	3,707,587

Long-term debt	140,908	135,811	802,911	775,233	807,439	777,649
Accrued pension and severance costs	8,737	10,183	487,437	358,199	496,174	368,382
Future insurance policy benefits and other	1,914,410	2,178,626	—	—	1,914,410	2,178,626
Other	104,421	126,349	310,136	348,946	414,557	382,930

Minority interest in consolidated subsidiaries	—	—	16,288	17,554	22,022	22,858

Stockholders’ equity	312,766	375,267	2,143,170	2,187,340	2,280,895	2,378,002

	2,897,119	3,475,039	5,825,796	6,060,822	8,370,545	9,090,662

Investments

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

      In evaluating the factors for available-for-sale securities with readily determinable fair values, management presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally a period of up to six to twelve months). The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.

      The assessment of whether a decline in the value of an investment is other-than-temporary is often judgmental in nature and involves certain assumptions and estimates concerning the expected operating results, business plans and future cash flows of the issuer of the security. Accordingly, it is possible that investments in Sony’s portfolio that have had a decline in value that Sony currently believes to be temporary may be determined to be other-than-temporary in the future based on Sony’s evaluation of additional information such as continued poor operating results, future broad declines in value of worldwide equity markets and the effect of world wide interest rate fluctuations. As a result, unrealized losses recorded for investments may be recognized into income in future periods.

      The following table contains available for sale and held to maturity securities, breaking out the unrealized gains and losses by investment category.

	March 31, 2004

		Unrealized	Unrealized	Fair Market
	Cost	gain	Loss	Value

	Yen in Millions
Financial Services Business:
Available for sale
Debt securities
Sony Life	1,581,723	54,645	1,828	1,634,540
Other	348,443	971	232	349,182
Equity securities
Sony Life	33,694	16,398	149	49,943
Other	2,384	4,365	0	6,749
Held to maturity
Debt securities
Sony Life	—	—	—	—
Other	26,437	381	28	26,790

Total Financial Services	1,992,681	76,760	2,237	2,067,204

Non-Financial Services:
Available for sale securities	58,946	42,768	1,749	99,965
Held to maturity securities	2	—	—	2

Total Non-Financial Services	58,948	42,768	1,749	99,967

Consolidated	2,051,629	119,528	3,986	2,167,171

      The most significant portion of these unrealized losses relate to investments held by Sony Life. Sony Life principally invests in debt securities in various industries. Almost all of these securities were rated “BBB” or better by Standard & Poor’s, Moody’s or others. As of March 31, 2004, Sony Life had debt and equity securities which had gross unrealized losses of 1.8 billion yen and 0.1 billion yen, respectively. Of the unrealized loss amounts recorded by Sony Life, less than 1 percent relate to securities being in an unrealized loss position of greater than 12 months. These unrealized losses related to numerous investments, with no single investment being in a material unrealized loss position. In addition, there was no individual security with unrealized losses that met the test discussed above for impairment as the declines in value were observed to be small both in amounts and percentage, and therefore, the decline in value for those investments was still determined to be temporary in nature. The percentage of noninvestment grade securities held by Sony Life represents approximately 3 percent of Sony Life’s total investment portfolio, while the percentage of unrealized losses that relate to those noninvestment grade securities was approximately 7 percent of Sony Life’s total unrealized losses as of March 31, 2004.

      For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2004 (1.8 billion yen), maturity dates vary as follows:

• Within 1 year:	9 percent
• 1 to 5 years:	54 percent
• 5 to 10 years:	37 percent

      Sony also maintains long-term investment securities issued by a number of non-public companies. The aggregate carrying amount of the investments in non-public companies at March 31, 2004, which were valued at the lower of cost or fair value, was 51.4 billion yen.

      For the years ended March 31, 2002, 2003 and 2004, total impairment losses were 27.6 billion yen, 25.5 billion yen and 16.7 billion yen of which 9.2 billion yen, 2.3 billion yen and 0.2 billion yen, respectively, were recorded by Sony Life in Financial Services revenue (refer to “Financial Services” under “Operating Performance by Business Segment” for the fiscal years ended March 31, 2004 and March 31, 2003). Impairment losses other than at Sony Life in each of the three years were reflected in non-operating expenses and primarily relate to the certain strategic investments in non-financial services businesses. These investments primarily relate to the certain strategic investments in Japan, the U.S. and Europe with which Sony has strategic relationships for the purposes of developing and marketing new technologies. The impairment losses were recorded for each of the three years as these companies failed to successfully develop and market such technology, the operating performance of the companies was more unfavorable than previously expected and the decline in fair value of these companies was judged as other-than-temporary. None of these impairment losses was individually material to Sony, except for the devaluation of securities explained in “Other Income and Expenses” for the fiscal years ended March 31, 2004, March 31, 2003 and March 31, 2002, except for the devaluation of securities in the cases of companies such as Candescent Technologies Corporation, a developer of flat-screen technology and Trimedia Technologies Inc., a developer of microprocessor technologies.

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

      Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. Sony Life and Sony Bank account for approximately 81 percent and 17 percent of the investments of the Financial Services segment, respectively.

      Sony Life’s basic investment policy is to take both expected returns and investment risks into account in order to maintain sound asset quality, structuring its asset management portfolio to ensure steady medium- and long-term returns by investing assets in an efficient manner and responding flexibly to changes in financial conditions and the investment environment. Moreover, Sony Life analyzes the character of future insurance policy benefits by utilizing Asset Liability Management (“ALM”), a method of managing interest rate fluctuation risk through the comprehensive identification of the mismatches of duration and cash flows between assets and liabilities. Government bonds and corporate bonds constitute a majority of Sony Life’s current portfolio. Sony Life invests in various types of government and corporate bonds in many countries, companies and industries, to diversify associated risks. Further, as stocks accounted for approximately 2 percent of such securities, the financial structure of Sony Life is not greatly influenced by stock prices.

      Sony Bank operates using a similar basic investment policy as Sony Life, taking expected returns and investment risks into account in order to disperse associated risks, and structuring its asset portfolio to ensure steady returns from investments. In addition, Sony Bank is careful to match the duration of its asset portfolio with the duration of liabilities resulting from customer deposits, in order to ensure that significant discrepancies do not occur. Government bonds and corporate bonds constitute a majority of Sony Bank’s current portfolio. Sony Bank invests in various types of government and corporate bonds in many countries, companies and industries, to diversify associated risks. To safeguard its assets Sony Bank does not lend its assets to corporations or invest in equity securities.

     Contractual obligations, commitments, and contingent liabilities

      The following table summarizes Sony’s contractual obligations and major commitments.

		Payments Due by Period

		Less than	1 to	3 to	After
	Total	1 Year	3 Years	5 Years	5 Years

	(Yen in millions)
Contractual Obligations and Major Commitments:
Long-term debt (Note 10)
Capital lease obligations (Notes 7 and 10)	42,689	12,667	13,109	10,923	5,990
Other long-term debt (Note 10)	1,118,717	371,090	316,103	299,984	131,540
Minimum rental payments required under operating leases (Note 7)	187,379	42,649	58,725	29,498	56,507
Purchase commitments for property, plant and equipment and other assets (Note 22)	20,796	20,331	462	3	—
Expected payments regarding contracts with recording artists and other (Note 22)	39,073	19,470	14,759	3,708	1,136
Expected cost for the production or purchase of films and television programming or certain rights (Note 22)	95,232	39,672	55,560	—	—
Commitment under the joint venture agreement with Samsung Electronics Co., Ltd. (Note 22)	96,285	96,285	—	—	—

*	The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2004 discussed below as such amount is not currently determinable. Sony expects to contribute approximately 23.0 billion yen to the Japanese pension plans and approximately 17.0 billion yen to the foreign pension plans for the year ending March 31, 2005 (Note 13).

      The total amount of commitments outstanding at March 31, 2004 was 316.1 billion yen (refer to Note 22 of Notes to Consolidated Financial Statements). The commitments include major purchase obligations as shown above.

      In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2004, such commitments outstanding were 20.8 billion yen. Most of these assets will be used for general operating purposes.

      Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of pre-recorded music and videos. As of March 31, 2004, the total amount of expected payments regarding these long-term contracts was 39.1 billion yen.

      A subsidiary in the Pictures segment has committed to fund a portion of the production cost of completed films and is responsible for all distribution and marketing expenses relating to these films under a distribution agreement with a third party. Further, certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights therein. As of March 31, 2004, the total amount of the expected cost for the production or purchase of films and television programming or certain rights under the above commitments was 95.2 billion yen.

      On March 8, 2004, Sony Corporation signed an agreement with Samsung Electronics Co., Ltd. (“Samsung”) to establish a joint venture, named S-LCD Corporation. As of March 31, 2004, under the joint venture agreement, Sony is committed to fund a total of 96.3 billion yen.

      In December 2003, Sony and Bertelsmann AG signed a binding agreement to combine their recorded music businesses in a joint venture. The newly formed company, which will be known as Sony BMG, will be 50% owned by each parent company. The merger is subject to regulatory approvals in the U.S. and European Union.

      In order to fulfill its commitments, Sony will use cash generated by its operating activities, use net excess cash within the Sony Group through group finance subsidiaries such as SGTS and raise funds from the global capital markets and from banks when necessary.

      The following table summarizes Sony’s contingent liabilities.

Total Amounts of
Contingent Liabilities

(Yen in millions)
Contingent Liabilities: (Notes 21 and 22)
Loan guarantees to related parties	19,903
Maximum potential future unrecorded obligation associated with a joint venture in the Pictures segment	17,955
Other	22,004

Total contingent liabilities	59,862

Off-Balance Sheet Arrangements

      During the fiscal year ended March 31, 2004, Sony entered into a new accounts receivable securitization program which provides for the accelerated receipt of up to 500 million U.S. dollars of cash on eligible trade accounts receivable of Sony’s U.S. electronics subsidiary and replaced the previous accounts receivable securitization program which provided for the accelerated receipt of up to 900 million U.S. dollars. Through this program, Sony can securitize and sell a percentage of undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by a bank. These securitization transactions are accounted for as a sale in accordance with Statement of Financial Accounting Standards (“FAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, because Sony has relinquished control of the receivables. Accordingly, accounts receivable sold under these facilities are excluded from receivables in the accompanying consolidated balance sheet. There were no amounts outstanding under this facility at March 31, 2004.

      Sony has, from time to time, entered into various financing arrangements with VIEs. These arrangements include facilities which provide for the leasing of certain property, the financing of film production and the development and operation of a multi-use real estate complex. Although not a significant part of its financing activities, Sony employs these arrangements because they provide a diversification of funding sources. The assets and liabilities associated with these arrangements previously qualified for off-balance sheet treatment. On July 1, 2003, Sony adopted FIN 46 and accordingly, the assets and liabilities associated with these arrangements were consolidated. Refer to Note 21 of Notes to Consolidated Financial Statements for more information. As a result, Sony recognized a one time charge with no tax effect of 2.1 billion yen for a cumulative effect of accounting change. Additionally, Sony’s assets and liabilities increased as non-cash transactions, which resulted in no cash flows, by 95.3 billion yen and 98.0 billion yen, respectively. Cash and cash equivalents also increased by 1.5 billion yen. For all the VIEs in which Sony holds a significant variable interest Sony is a primary beneficiary, and all these VIEs are consolidated by Sony.

Cash Flows

(The fiscal year ended March 31, 2004 compared with the fiscal year ended March 31, 2003)

      Operating Activities: During the fiscal year ended March 31, 2004, Sony generated 632.6 billion yen of net cash from operating activities, a decrease of 221.2 billion yen, or 25.9 percent compared with the previous fiscal year. Of this total, all segments excluding the Financial Services segment generated 401.1 billion yen of net cash from operating activities, a decrease of 143.0 billion yen, or 26.3 percent, compared with the previous year, and the Financial Services segment generated 241.6 billion yen of net cash from operating activities, a decrease of 73.1 billion yen, or 23.2 percent, compared with the previous year.

      During the fiscal year, profits from the Game, Financial Services, Pictures and Music segments, an increase in depreciation expenses, and an increase in notes and accounts payable, trade, primarily due to an increase in the procurement of raw materials and parts reflecting the increase in sales to outside customers in the Electronics segment, contributed to operating cash flow. Partially offsetting these contributions were factors including an increase in inventories in the Electronics segment and an increase in notes and accounts receivable, trade in the Electronics and Pictures segments. An increase in future insurance policy benefits and other, due to an increase in insurance-in-force, contributed to operating cash flow in the Financial Services segment.

      Compared with the previous fiscal year, net cash provided by operating activities decreased, due to a year on year increase in notes and accounts receivable, trade during the fiscal year ended March 31, 2004, compared with a year on year decrease during the fiscal year ended March 31, 2003. The increase in notes and accounts receivable, trade was primarily due to an increase in sales to outside customers, in the fourth quarter ended March 31, 2004, of digital still cameras, flat panel televisions and cellular phones (sold to Sony Ericsson) in the Electronics segment, as well as home entertainment revenues in the Pictures segment, compared with the fourth quarter ended March 31, 2003. Although certain factors contributed to an increase in operating cash flow, such as a year on year increase, during the fiscal year ended March 31, 2004, in notes and accounts payable, trade, compared with a year on year decrease in the fiscal year ended March 31, 2003, mainly due to the increase in the procurement of raw materials and parts reflecting the increase in sales to outside customers in the Electronics segment, these factors were offset by factors such as an increase in inventories in the Electronics segment during the fiscal year ended March 31, 2004 compared with a decrease in the fiscal year ended March 31, 2003, which decreased operating cash flow.

      Investing Activities: During the fiscal year, Sony used 761.8 billion yen of net cash in investing activities, an increase of 55.4 billion yen, or 7.8 percent, compared with the previous fiscal year. Of this total, all segments excluding the Financial Services segment used 352.5 billion yen of net cash in investing activities, an increase of 166.6 billion yen, or 89.6 percent, compared with the previous fiscal year, and the Financial Services segment used 401.6 billion yen in net cash, a decrease of 115.1 billion yen, or 22.3 percent.

      During the fiscal year, purchases of fixed assets (capital expenditures) were made, primarily due to proactive capital expenditures in the Electronics and Game segments mainly for next generation broadband microprocessors and CCDs, and payments for investments and advances exceeded proceeds in the Financial Services segment due to an increase in assets under management (refer to “Financial Services”).

      Compared with the previous fiscal year, net cash used in investing activities increased due to an increase in purchases of fixed assets, primarily in the Electronics and Game segments. In all segments excluding the Financial Services segment, the amount of payments for investments and advances decreased by 90.5 billion yen, or 73.1 percent, to 33.3 billion yen, compared with the previous year, due to investments associated with the acquisition of companies such as InterTrust Technologies Corporation (“InterTrust”) and an increase in the capital stock of Sony Ericsson in the fiscal year ended March 31, 2003. On the other hand, the amount of proceeds from sales and maturities of investments and collections of advances in the segments other than Financial Services segment decreased 113.5 billion yen, or 76.2 percent to 35.5 billion yen compared with the previous fiscal year, due to the sale of Sony’s equity interest in Telemundo in the previous fiscal year. In the Financial Services segment, net cash used in investing activities decreased due to an increase in proceeds from investments and advances.

      In all segments excluding the Financial Services segment, the difference between cash generated from operating activities and cash used in investing activities was a positive 48.6 billion yen for the fiscal year, a decrease of 309.6 billion yen, or 86.4 percent, compared with the previous fiscal year.

      Financing Activities: During the fiscal year ended March 31, 2004, 313.3 billion yen of net cash was provided by financing activities (in the previous fiscal year, 93.1 billion yen of net cash was used in financing activities). Of the total, 153.8 billion yen of net cash was procured through financing activities in all segments excluding the Financial Services segment. Although 23.1 billion yen in cash was used for the payment of dividends and 52.8 billion yen in commercial paper was repaid, 250.0 billion yen in euro yen convertible bonds (bonds with stock acquisition rights) were issued. In the Financial Services segment, due to factors such as a 129.9 billion yen increase in deposits from customers in the banking business, net cash provided by financing activities was 141.7 billion yen.

      Accounting for all these factors and the effect of exchange rate changes, the total outstanding balance of cash and cash equivalents at the end of the fiscal year increased 136.2 billion yen, or 19.1 percent, to 849.2 billion yen, compared with the end of the previous fiscal year. The total outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment increased 154.4 billion yen, or 35.2 percent, to 592.9 billion yen and for the Financial Services segment decreased 18.2 billion, or 6.6 percent, to 256.3 billion yen, compared with the previous fiscal year.

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

			All other segments
			excluding
	Financial Services		Financial Services		Consolidated

Year Ended March 31	2003	2004	2003	2004	2003	2004

	(Yen in millions)
Net cash provided by operating activities	314,764	241,627	544,051	401,090	853,788	632,635

Net cash used in investing activities	(516,663)	(401,550)	(185,883)	(352,496)	(706,425)	(761,792)

Net cash provided by (used in) financing activities	149,207	141,696	(251,247)	153,759	93,134	313,283

Effect of exchange rate changes on cash and cash equivalents			24,971	(47,973)	24,971	(47,973)

Net increase (decrease) in cash and cash equivalents	(52,692)	(18,227)	81,950	154,380	29,258	136,153
Cash and cash equivalents at beginning of the fiscal year	327,235	274,543	356,565	438,515	683,800	713,058

Cash and cash equivalents at end of the fiscal year	274,543	256,316	438,515	592,895	713,058	849,211

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

      As a result of these factors, the difference between cash generated from operating activities and cash used in investing activities was a positive 147.4 billion yen for the fiscal year, an improvement of 176.9 billion yen compared with the previous fiscal year (in the previous fiscal year, net cash flow was a negative 29.5 billion yen). In terms of net cash flow from all segments excluding the Financial Services segment, net cash flow was a positive 357.7 billion yen for the fiscal year, an improvement of 290.6 billion yen, or 433.0 percent, compared with the previous fiscal year. Net cash flow from the Financial Services segment was a negative 201.4 billion yen, a deterioration of 101.2 billion yen compared with the previous fiscal year.

      During the fiscal year ended March 31, 2003, 93.1 billion yen of net cash was used in financing activities compared to 85.0 billion yen of net cash provided by financing activities in the previous year. 22.9 billion yen in cash was used for the payment of dividends.

      In all segments excluding the Financial Services segment, 251.1 billion yen of net cash was used in financing activities compared to 31.6 billion yen of cash used in financing activities in the previous year. Cash was used during the fiscal year for repayments of long-term debt including 1.5 billion U.S. dollars of U.S. dollar notes redeemed on March 4, 2003. These repayments caused cash used in financing activities to exceed cash provided by financing activities.

      In the Financial Services segment, 149.1 billion yen of net cash was provided by financing activities compared to 120.3 billion yen of net cash provided by financing activities. This was due to a 142.2 billion yen, or 133.6 percent, increase in deposits from customers in the banking business.

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

			All other segments
			excluding
	Financial Services		Financial Services		Consolidated

Year Ended March 31	2002	2003	2002	2003	2002	2003

	(Yen in millions)
Net cash provided by operating activities	301,625	315,968	436,059	542,848	737,596	853,788

Net cash used in investing activities	(401,866)	(517,383)	(368,951)	(185,163)	(767,117)	(706,425)

Net cash provided by (used in) financing activities	120,255	149,086	(31,603)	(251,128)	85,040	(93,134)

Effect of exchange rate changes on cash and cash equivalents	3	(5)	21,033	(24,965)	21,036	(24,971)

Net increase (decrease) in cash and cash equivalents	20,017	(52,334)	56,538	81,592	76,555	29,258
Cash and cash equivalents at beginning of the fiscal year	307,245	327,262	300,000	356,538	607,245	683,800

Cash and cash equivalents at end of the fiscal year	327,262	274,928	356,538	438,130	683,800	713,058

LIQUIDITY AND CAPITAL RESOURCES

      Sony’s financial policy is to secure adequate liquidity and financing for its operations and to maintain the strength of its balance sheet.

      Sony’s mid-term fund requirements are expected to increase due to restructuring charges and investments in research, development and capital expenditures for key devices, including next generation broadband microprocessors. These increases in expenses and investments are part of the fundamental reform plan, Transformation 60, which is being undertaken across the entire Sony Group and was started in the fiscal year beginning April 1, 2003 (refer to “Issues Facing Sony and Management’s Responses to those Issues” and “Forecast of Consolidated Results” below).

      In regards to the funding requirements that arise from this business strategy, working capital needs, repayment of existing debt, and all its other capital needs, Sony believes that it can maintain sufficient liquidity and financial flexibility through operating cash flow and cash and cash equivalents, its ability to procure necessary funds from the financial and capital markets, its commitment lines with banks, and other means.

Capital Resources

      Sony Corporation, SGTS, a Sony finance subsidiary in the U.K., and Sony Capital Corporation (“SCC”), a Sony finance subsidiary in the U.S., procure funds from the financial and capital markets.

      In order to meet long-term funding requirements, Sony Corporation utilizes its access to global equity and bond markets. In December 2003, Sony Corporation issued 250 billion yen in euro yen zero coupon convertible bonds, due in 2008. The purpose of the issuance was to acquire funds for the growth strategy component of Transformation 60. Sony has a shelf registration of 200 billion yen in the Japanese domestic bond market, of which there was no outstanding balance as of March 31, 2004.

      In order to meet the working capital requirements of the Group, Sony maintains commercial paper (“CP”) programs and medium-term note (“MTN”) programs through SGTS and SCC. SGTS maintains a CP program for both the U.S. and Euro CP markets, and a CP program in the Japanese CP market. SCC maintains a CP program in the U.S. market. As of March 31, 2004, the total amount of these CP programs was 1,873.4 billion yen. During the fiscal year ended March 31, 2004, the largest month-end outstanding balance of CP at Sony was 200.1 billion yen in November 2003. There was no outstanding balance of CP as of March 31, 2004.

      Regarding MTNs, SGTS maintains a Euro MTN program, while SCC maintains a Rule 144A U.S. MTN program. The total amount of these MTN programs as of March 31, 2004 was 845.2 billion yen, and the total outstanding balance was approximately 60.5 billion yen. SCC maintains another Euro MTN program apart from these MTN programs shown above, but Sony does not intend to utilize this program for future financing requirements as Sony intends to concentrate its Euro MTN programs at SGTS.

Liquidity Management and Commitment Lines

      Sony defines its liquidity sources as (a) cash, cash equivalents and time deposits, and (b) committed lines of credit contracted with financial institutions rated “C” or above in Bank Financial Strength ratings from Moody’s Investors Services, Inc. (“Moody’s”). Sony’s basic policy is to maintain liquidity equal to at least 100 percent of the sum of a) the amount of average monthly sales and b) the amount of the largest expected monthly debt redemption during the fiscal year. Although its working capital needs have a general tendency to grow in the third quarter (from October to December), Sony believes that this policy is sufficient to meet its working capital requirements for any given fiscal year.

      On March 31, 2004, the amount of liquidity sources, as defined by Sony, held by consolidated Sony excluding Sony Life., Sony Assurance, and Sony Bank was 1,118.0 billion yen. Of this total, cash, cash equivalents and time deposits were 601.1 billion yen and contracts for commitment lines with banks rated “C” or above totaled approximately 516.9 billion yen, of which the unused amount was approximately 515.6 billion yen. Sony also has additional commitment lines supporting its operational needs with some financial institutions, which have Moody’s financial strength ratings of “C” or below, and these lines amount to approximately 302.8 billion yen. Refer to Note 11 of the Consolidated Financial Statements for the total amount of commitment lines regardless of Moody’s financial strength rating for the fiscal year ended March 31, 2004.

      In general, there are no restrictions on how Sony’s borrowings can be used except that some borrowings may not be used to acquire securities listed on a U.S. exchange or traded over-the-counter in U.S., and use of such borrowing must comply with the rules and regulations issued by authorities such as the Board of Governors of the Federal Reserve Board. In addition, there are no financial covenants that would cause an acceleration of the obligation in the event of a downgrade in Sony’s credit ratings, in any of Sony’s material financing agreements.

Ratings

      In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s and Standard and Poor’s Rating Services (“S&P”). In addition, Sony maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.

      Sony’s current debt ratings (long-term/ short-term) are: Moody’s: A1 (outlook: negative)/ P-1; S&P: A+ (outlook: negative)/ A-1; and R&I: AA/a-1+.

      On June 25, 2003, Moody’s downgraded Sony’s long-term debt rating from Aa3 to A1 (outlook: negative). R&I downgraded Sony’s long-term debt rating from AA+ to AA on June 16, 2003. These actions reflected the concerns of the two agencies that Sony may take longer than initially expected to regain its previous level of profit and cash flow under the severe competition, particularly in the electronics business, and deflationary pressures. Sony’s short-term debt rating from Moody’s and R&I has been unaffected.

      Despite the downgrading of Sony’s long-term debt rating by Moody’s and R&I, Sony believes that its access to the global capital markets will remain sufficient for its financing needs going forward, and that it will retain its ability to issue CP to meet its working capital needs.

      Sony seeks to maintain a stable credit rating in order to ensure financial flexibility for liquidity and capital management, and to continue to maintain adequate access to sufficient funding resources in the financial and capital markets.

Cash Management

      Sony is centralizing and working to make more efficient its global cash management activities through SGTS. The excess or shortage of cash at most of its subsidiaries is invested or funded by SGTS after having been netted out, although Sony recognizes that fund transfer is limited in certain countries or geographical areas due to restrictions on capital transactions. In order to pursue more efficient cash management, Sony manages uneven cash distribution among its subsidiaries directly or indirectly through SGTS so that Sony can reduce unnecessary cash and cash equivalents as well as borrowings as much as possible.

      The above description covers liquidity and capital resources for consolidated Sony excluding Sony Life, Sony Assurance and Sony Bank, each of which respectively secures liquidity on its own.

Financial Services Segment

      In the Financial Services segment, the management of Sony Life, Sony Assurance and Sony Bank recognize the importance of securing sufficient liquidity to cover the payment obligations that they take on as a result of their ordinary course of business. These companies abide by the regulations imposed by regulatory authorities and establish and operate under company guidelines that comply with these regulations. Their purpose in doing so is to maintain sufficient cash and cash equivalents and secure sufficient means to pay their obligations.

      Sony Life currently obtains ratings from four rating agencies: A+ by S&P, A+ by AM Best Corporation, and AA by R&I and the Japan Credit Rating Agency Ltd. Sony Bank obtained an A-/ A-2 rating from S&P for its long-term/short-term debt.

The Use of EVA® Methodology

      Aiming to advance corporate value creation management, Sony uses EVA®*, which reflects cost of capital, as one of its internal evaluation measures. The fiscal year ended March 31, 2004 marked the fourth year Sony has used EVA®. EVA® is used in the Electronics, Game, Music, and Pictures segments for various internal evaluation measures such as setting, monitoring and evaluating financial performance targets. EVA® is also linked to compensation. As a result, recognition of return on invested capital and cost of capital has spread further within each business unit and proactive efforts have been made to

* EVA® (Economic Value Added) is a trademark of Stern Stewart & Co.

improve EVA®. These efforts include focusing on key businesses in order to concentrate management resources in highly growing and profitable areas and controlling investments and inventories to improve capital efficiency.

RESEARCH AND DEVELOPMENT

      Recognizing that research and development are indispensable for business growth, Sony is actively pursuing various technical themes, including technologies that support current services and those that will create new markets. Sony has also done away with the organizational structure in which there was an Electronics Chief Technology Officer (“CTO”), a Co-CTO and several CTOs for each network company, moving to a structure in which each business domain has a CTO. In this way, a single individual in each business domain oversees technological advances in that domain.

•	CTO of Home Electronics

•	CTO of Device Technology

•	CTO of Semiconductor Technology

•	CTO of Material Technology

•	CTO of Information Technology

      Furthermore, in accordance with the strengthening of research and development at the network companies, the corporate laboratories were reorganized on April 1, 2004. In an effort to reinforce basic research and development activity in core science areas, two new research laboratories were also established, with the CTO of Material Technology and the CTO of Information Technology each responsible for one.

•	Materials Laboratories

•	Information Technologies Laboratories

      In addition, two independent research laboratories, Sony Computer Science Laboratories, Inc. (fundamental research and user interface research) and Sony-Kihara Research Center, Inc. (three-dimensional computer graphics and image processing technologies), are conducting research and development in close collaboration with each other.

      Research and development costs for the fiscal year ended March 31, 2004 increased 71.4 billion yen, or 16 percent, to 514.5 billion yen, compared with the previous fiscal year. The ratio of research and development costs to sales (excluding the Financial Services segment) increased from 6.4 percent to 7.5 percent. The bulk of research and development costs were incurred in the Electronics and Game segments; expenses in the Electronics segment increased 49.1 billion yen, or 12.9 percent, to 429.4 billion yen, and expenses in the Game segment increased 21.9 billion yen, or 35.7 percent, to 83.4 billion yen. In the Electronics segment, approximately 62 percent of expenses were for the development of new product prototypes while the remaining approximately 38 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications, displays and next generation optical discs. Research and development costs in the Game segment increased primarily in the semiconductor and hardware field, with network technology accounting for part of the increase in the hardware area.

      Research and development costs for the fiscal year ended March 31, 2003 increased 9.9 billion yen, or 2.3 percent, to 443.1 billion yen, compared with the previous fiscal year. The ratio of research and development costs to sales (excluding the Financial Services segment) increased from 6.1 percent to 6.4 percent. The bulk of research and development costs were incurred in the Electronics and Game segments; expenses in the Electronics segment decreased 3.1 billion yen, or 0.8 percent, to 380.3 billion yen, and expenses in the Game segment increased 13.2 billion yen, or 27.4 percent, to 61.5 billion yen. In the Electronics segment, approximately 66 percent of expenses were for the development of new product prototypes while the remaining approximately 34 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications, and displays. Research and development costs in the Game segment increased primarily in the semiconductor and hardware field.

      Research and development costs for the fiscal year ended March 31, 2002 increased 16.5 billion yen, or 4.0 percent, to 433.2 billion yen, compared with the previous fiscal year. The ratio of research and development costs to sales (excluding the Financial Services segment) was 6.1 percent, almost flat compared with the previous fiscal year. The bulk of research and development costs were incurred in the Electronics and Game segments; expenses in the Electronics segment increased 2.5 billion yen, or 0.7 percent, to 383.4 billion yen, and expenses in the Game segment increased 14.0 billion yen, or 40.9 percent, to 48.2 billion yen. In the Electronics segment, approximately 64 percent of expenses were for the development of new product prototypes while the remaining approximately 36 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications, and displays. The increase in expenses in the Game segment centered on next-generation semiconductor architecture and network-related technologies for hardware.

TREND INFORMATION

      This section, including the Forecast of Consolidated Results, contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and which applies to this entire document.

Issues Facing Sony and Management’s Response to those Issues

      Compared with the previous fiscal year, the global business environment in which Sony operates has improved, with macroeconomic indicators showing signs of recovery and personal consumption beginning to increase. These improvements have done little to dissipate the challenges facing Sony, however, as competition in many of Sony’s business segments continues to intensify and price erosion, especially in the Electronics segment, remains persistent. Competition has intensified due to the penetration of broadband, which has led to an augmentation of network infrastructure, making it easier for companies in other sectors to enter the markets in which Sony competes.

      In response to these challenges, Sony has begun to implement Transformation 60, a series of fundamental reforms aimed at improving operational profitability and competitiveness in anticipation of future growth. Sony plans to implement Transformation 60 over the three fiscal years ending March 31, 2006. Through greater focus of management resources on strategic businesses, accelerated reform of its manufacturing platform, headcount reductions in administrative (including corporate) and sales functions and reductions in the cost of non-production materials, Sony intends to reduce fixed costs. Restructuring charges associated with these activities are expected to amount to approximately 335 billion yen over the three fiscal years ending March 31, 2006. The details of the restructuring plans for the fiscal years ending March 31, 2005 and 2006 have yet to be determined in full. Sony also aims to lay the seeds for future growth through strategic investments in research and development and aggressive capital expenditures in the area of semiconductors.

      In the fiscal year ended March 31, 2004, the first year of Transformation 60, Sony recorded 168.1 billion yen in consolidated restructuring charges, 514.5 billion yen in consolidated research and development costs and 175 billion yen in semiconductor capital expenditures (total of Electronics and Game segments). In addition to this cost-cutting and investment for growth, each of Sony’s business segments grappled with issues specific to that segment. Below is a description of the issues management believes each segment continues to face and an explanation as to how each segment is approaching those issues.

Electronics

      Although the Electronics segment continues to hold a very strong position in the worldwide consumer AV products market, that position has become increasingly threatened as a result of the entrance of new manufacturers and distributors. These new entrants are able to pose a threat to Sony due to the industry shift from analog to digital technology. In the analog era, complicated functionality of electronics products was made possible through the combination of several complex parts, and Sony held a competitive advantage in the design and manufacture of those parts as a result of its accumulated expertise. In the digital era, however, complicated functionality has become concentrated on semiconductors and other key digital devices. Since these semiconductors and key devices are able to be mass produced, they have become readily available to new market entrants, and the functionality that once commanded a high premium has become more affordable. This has led to intense price erosion in the end-user consumer AV products market. To respond to these challenges, Sony is striving to keep pace with price erosion by reducing its manufacturing and other costs. It is seeking to maintain the premium pricing it enjoys on many of its end-user products by adding functionality to those products and developing new applications and ways of use that are then communicated to the consumer. And it is taking steps to increase its competitive edge by developing high value-added semiconductors and other digital key devices in-house. By increasing the ratio of key devices produced in-house, Sony aims to capture the value that has become increasingly concentrated in those devices.

      In the area of semiconductors, Sony invested 69 billion yen in the fiscal year ended March 31, 2004 and plans to invest 120 billion yen in the fiscal year ending March 31, 2005 on semiconductor fabrication equipment built at the 65 nanometer level of process technology. These chips will be some of the most highly advanced on the market, and will include the new microprocessor for the broadband era, code-named Cell, as well as other system large scale integration (“LSI”) for use in the next generation computer entertainment system and a variety of future consumer electronics products. Sony began developing Cell together with IBM Corporation and Toshiba Corporation in the spring of 2001. To ensure efficient use of all the semiconductor production facilities in the Sony Group, Sony is also planning to consolidate the semiconductor fabrication facilities of the Electronics and Game segments into one organization on July 1, 2004.

      In the area of other key devices, Sony is currently investing in 7th generation amorphous TFT LCD panel production equipment, reflecting its belief that demand for LCD televisions will continue to increase rapidly. Sony is investing one billion U.S. dollars in a joint venture it has established with Samsung, named S-LCD Corporation, and based in South Korea. Samsung holds 50 percent plus one share of the equity of the joint venture while Sony holds 50 percent minus one share of the equity of the joint venture. The President and CEO comes from Samsung while the CFO comes from Sony. Investment in manufacturing equipment will begin in the summer of 2004 while mass production of LCD panels is expected to begin in the second calendar quarter of 2005. Expected production capacity is 60,000 sheets per month at the 7th generation (1,870 mm x 2,200 mm) level of technology.

Game

      In the Game segment, PlayStation 2 has a high share of the global game console market, and the PlayStation 2 business, particularly the PlayStation 2 software business, remains in its harvest stage. However, production shipment units of PlayStation 2 hardware are expected to decrease in the fiscal year ending March 31, 2005. In order to ensure future growth in the Game segment, Sony is investing, as described above, in the research and development of cutting-edge microprocessors and other LSIs that will be used in the next generation computer entertainment system. Furthermore, Sony is working to develop a new market through its planned introduction, in the fiscal year ending March 31, 2005, of PlayStation Portable (“PSP”), a new handheld game system on which a variety of content can be enjoyed.

Music

      In the Music segment, album sales over the past several years have decreased due to the worldwide contraction of the global music industry brought on by piracy and competition from other entertainment sectors. Although Sony experienced improvement in a number of key retail markets during the fiscal year ended March 31, 2004, it continued to record declining sales on a global basis. In an effort to maintain profitability, Sony is continuing to implement restructuring initiatives designed to reduce fixed costs at a rate equal to or above the rate of the decline in sales. Sony is also working to combat digital piracy and generate profits through digital distribution of content, most notably through its launch of the Connect music store, a digital downloading service. Finally, in an effort to achieve significant operational efficiencies, Sony is seeking to merge its recorded music business with BMG. In December 2003, Sony and Bertelsmann AG announced that they had signed a binding agreement to combine their recorded music businesses in a joint venture. The newly formed company, which will be known as Sony BMG, will be 50% owned by each parent company. The merger is subject to regulatory approvals in the U.S. and the European Union.

Pictures

      In the Pictures segment, Sony faces intense competition, rising advertising and promotion expenses and a growing trend toward digital piracy. To meet these challenges, Sony is working to distribute a diversified portfolio of motion pictures and capitalize on the expanding DVD home entertainment market, which is becoming a more significant source of revenues and profits. Additionally, to differentiate itself in the marketplace and to proactively address risks of digital piracy, Sony Pictures Digital is developing broadband network strategies to facilitate the integration between Sony’s hardware and content products and create protected revenue-generating alternatives.

Financial Services

      In the Financial Services segment, the value of assets accumulated by the businesses in the segment has grown continuously over the past several fiscal years, resulting in a large portion of Sony’s total assets being accounted for by the Financial Services segment. To strengthen asset management and risk management in parallel with this growing asset value, enhance disclosure of business details, and offer customers integrated financial services tailored to their individual needs, Sony established Sony Financial Holdings Inc. in April 2004. This company is comprised of Sony Life, Sony Assurance and Sony Bank, and will serve to increase the synergies between these businesses.

Forecast of Consolidated Results

      Factors which may affect Sony’s financial performance include the following: market conditions, including general economic conditions, in major areas where Sony conducts its businesses, levels of consumer spending, foreign exchange fluctuations, Sony’s ability to continue to design, develop, manufacture, sell, and win acceptance of its products and services, Sony’s ability to continue to implement personnel reduction and other business reorganization initiatives, Sony’s ability to implement its network strategy, and implement successful sales and distribution strategies in the light of the Internet and other technological developments, Sony’s ability to devote sufficient resources to research and development, and capital expenditures, and the success of Sony’s joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts. Refer also to the “Cautionary Statement”.

      Regarding the forecast of consolidated results for the fiscal year ending March 31, 2005, sales and operating revenue is expected to increase slightly compared with the fiscal year ended March 31, 2004. Operating income, income before income taxes, and net income are also expected to increase. This forecast assumes that the yen for the fiscal year ending March 31, 2005 will strengthen against the U.S. dollar and the euro compared with the fiscal year ended March 31, 2004.

      During the fiscal year ending March 31, 2005, primarily in the Electronics segment, restructuring charges of approximately 130 billion yen are expected to be incurred across the Sony Group. 168.1 billion yen in restructuring charges were recorded in the fiscal year ended March 31, 2004.

      In April 2004, a settlement was reached in a lawsuit between InterTrust, an equity affiliate of Sony, and Microsoft regarding patents held by InterTrust. In return for the provision of a license to Microsoft, InterTrust received 440 million U.S. dollars. As a result of this settlement, Sony expects to record approximately 100 million U.S. dollars in equity in net income of InterTrust during the fiscal year.

Electronics

      Sales of products such as digital still cameras, flat panel televisions and DVD recorders are expected to continue to increase, resulting in an anticipated increase in overall sales of the segment, despite an expected decrease in sales of CRT televisions. Operating income is expected to increase due to the increase in sales and the benefit of restructuring activities undertaken in the previous fiscal year, despite an anticipated appreciation of the yen and an expected increase in research and development costs.

      From the fiscal year ending March 31, 2005, research and development costs associated with process technologies, including those technologies used in the Game segment, which were previously recorded in the Game segment, will be recorded in the Electronics segment, due to the integration of the semiconductor businesses in the Electronics and Game segments.

Game

      Although software production shipments are expected to remain unchanged year on year, production shipments of PS one and PlayStation 2 hardware are expected to decrease compared with the previous year, resulting in a decrease in sales for the segment. Although a portion of research and development costs will be recorded in the Electronics segment, as described above and in “Research and Development” below, operating income is expected to decrease due to continued investment in products such as the PSP handheld entertainment system and the next generation computer entertainment system.

Music

      Sales are expected to decrease due to an anticipated continued contraction of the market for music and a reduction in the unit price of DVDs in the manufacturing division. However, due to factors such as the benefits of restructuring activities already carried out, operating income is expected to increase.

Pictures

      Sales are expected to decrease due to the absence of the significant television revenues in the fiscal year ended March 31, 2004. However, operating income is expected to remain unchanged primarily due to the contribution of films scheduled for release during the year, most notably Spider-Man 2.

Financial Services

      Although an increase in insurance-in-force is expected at Sony Life, a decrease in insurance revenue is expected due to a change, at Sony Life, in the recognition method of insurance premiums received on certain products from being recorded as revenue to being offset against the related provision for future insurance policy benefits. A decrease in operating income is also expected because valuation gains from marketable securities are not included in the forecast.

Capital Expenditures

      In the fiscal year ending March 31, 2005, capital expenditures (additions to fixed assets) are expected to be 410 billion yen, an increase of 8 percent compared with the previous year. More than 90 percent of the amount is expected to be spent in the Electronics and Game segments. Of this amount, capital expenditures on semiconductors (in the Electronics and Game segments) during the fiscal year are expected to amount to 190 billion yen (actual amount in the fiscal year ended March 31, 2004 was 175 billion yen). Of the capital expenditures on semiconductors, 120 billion yen is expected to be spent for the installation of semiconductor production equipment designed for next generation broadband microprocessors (actual amount in the fiscal year ended March 31, 2004 was 69 billion yen). For an explanation regarding fund procurement, refer to “Capital Resources” above.

Depreciation and Amortization

      In the fiscal year ending March 31, 2005, expenses for depreciation and amortization, which includes the amortization of intangible assets and the amortization of deferred insurance acquisition costs, are expected to be 370 billion yen, an increase of 1 percent compared with the previous year. Although expenses for the amortization of deferred insurance acquisition costs in the Financial Services segment are expected to decrease, total expenses for depreciation and amortization in the Electronics and Game segments are expected to increase.

Research and Development

      Sony expects research and development costs (total of expenses for the development of new product prototypes and expenses for the development of mid-to long-term new technologies) for the fiscal year ending March 31, 2005 to be 550 billion yen, a 7 percent increase compared with the fiscal year ended March 31, 2004. Research and development costs associated with process technologies, including those technologies used in the Game segment, which were previously recorded in the Game segment, will be recorded in the Electronics segment from the fiscal year ending March 31, 2005, due to the integration of the semiconductor businesses in the Electronics and Game segments. As a result, research and development costs in the Electronics segment are expected to increase more than 10 percent compared with the 429.4 billion yen recorded in the previous year. On the other hand, in the Game segment, overall research and development costs are expected to decrease by only 10 percent compared to the 83.4 billion yen recorded in the previous year. The relatively small decrease is due to the fact that, although research and development costs associated with process technologies will decrease, research and development costs associated with next generation semiconductor design, new platforms such as the PSP and software are expected to increase.

CRITICAL ACCOUNTING POLICIES

      The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, Sony evaluates its estimates which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Sony considers an accounting policy to be critical if it is important to its financial condition and results, and requires significant judgments and estimates on the part of management in its application. Sony believes that the following represent the critical accounting policies of the company.

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

      In evaluating the factors for available-for-sale securities whose fair values are readily determinable, management presumes a decline in value to be other-than-temporary if the fair value of the security is

20 percent or more below its original cost for an extended period of time (generally a period of up to six to twelve months). This criteria is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20% or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.

      The assessment of whether a decline in the value of an investment is other-than-temporary often requires management judgment based on evaluation of relevant factors. Those factors include business plans and future cash flows of the issuer of the security, the regulatory, economic or technological environment of the investee, and the general market condition of either the geographic area or the industry in which the investee operates. Accordingly, it is possible that investments in Sony’s portfolio that have had a decline in value that are currently believed to be temporary may determine to be other-than-temporary in the future based on Sony’s evaluation of additional information such as continued poor operating results, future broad declines in value of worldwide equity markets or circumstances in market interest rate fluctuations. As a result, unrealized losses recorded for investments may be recognized into income in future periods.

Impairment of long-lived assets

      Sony reviews the carrying value of its long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is performed using estimates of future cash flows by product category (e.g. TV display CRTs) or entity (e.g. semiconductor manufacturing division in the U.S.). If the carrying value of the asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value. Fair value is determined using the present value of estimated net cash flows or comparable market values.

      Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets. These unforeseen changes include a possible further decline in demand for TV display CRTs due to a shift in demand from CRT displays to LCD and plasma panel displays.

      In the year ended March 31, 2003, Sony recorded impairment charges for long-lived assets totaling 12.4 billion yen. It included 8.1 billion yen for the impairment of semiconductor and computer display CRT manufacturing equipment to be abandoned or to be sold in connection with certain restructuring activities in the Electronics segment. It also included 2.7 billion yen for the impairment of a CD manufacturing facility in the U.S., the fair value of which was estimated by using methods such as a survey of the local real estate market.

      In the year ended March 31, 2004, Sony recorded impairment charges for long-lived assets totaling 16.1 billion yen. It included 5.3 billion yen for the impairment of long-lived assets such as semiconductor and TV display CRT manufacturing equipment to be abandoned or sold in connection with certain restructuring activities in the Electronics segment. It also included 3.0 billion yen for the impairment of long-lived assets in Music segment including a certain CD manufacturing facility to be abandoned or sold and a recording studio and equipment to be held and used in Japan. Fair value of these assets is determined using estimated future discounted cash flows which are based on the best information available.

Goodwill and Other Intangible Assets

      Goodwill and other intangible assets that are determined to have an indefinite life are not amortized, but are tested for impairment in accordance with FAS No. 142 on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying value. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by management. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit (Sony’s operating segments or one level below the operating segments) with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Other intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

      Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could significantly impact whether or not an impairment charge is recognized as well as the magnitude of any such charge. In its impairment review, Sony performs internal valuation analyses or utilizes third-party valuations when management believes it to be appropriate, and considers other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. During the year ended March 31, 2004, Sony recorded a charge for the impairment of goodwill of 6.0 billion yen in the Electronics segment. This impairment charge reflected the overall decline in the fair value of a subsidiary within the Electronics segment. The fair value of that reporting unit was estimated principally using the expected present value of future cash flows utilizing a third party valuation.

      Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and other intangible assets in the future. As of March 31, 2004, a 10% decrease in the fair value of each of Sony’s reporting units would not have resulted in a material impairment charge.

Pension benefits costs

      Employee pension benefit costs and obligations are dependent on certain assumptions including discount rates, retirement rates and mortality rates, which are based upon current statistical data, as well as expected long-term rates of return on plan assets and other factors. Specifically, the discount rate and expected long-term rate of return on assets are two critical assumptions in the determination of periodic pension costs and pension liabilities. Assumptions are evaluated at least annually and when events occur or circumstances change which could have a significant effect on these critical assumptions. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods. Therefore, actual results generally affect recognized expenses and the recorded obligations for pensions in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Sony’s pension obligations and future expense.

      Sony’s principal pension plans are its Japanese pension plans. Foreign pension plans are not significant individually with total assets and pension obligations amounting to less than 10% of those of the aggregate of the Japanese plans.

      Sony used a discount rate of 2.4% for its Japanese pension plans as of March 31, 2004. The discount rate was determined by using available information about rates of return on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefit obligation. The 2.4% discount rate represents a 50 basis point increase from the 1.9% discount rate used for year ended March 31, 2003 and reflects current market interest rate conditions. For Japanese plans, a 50 basis point increase in the discount rate would decrease pension costs by approximately 12.0 billion yen, compared to the year ended March 31, 2004.

      To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of plan assets. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 4.0% as of March 31, 2003 and 2004. The actual return on pension plan assets for the year ended March 31, 2004 was 23.0%. Consistent with U.S. GAAP, actual results that differ from the expected return on plan assets are accumulated and amortized as a component of pension expense over the average future service period, thereby reducing the year-to-year volatility in pension expense. At March 31, 2003 and 2004, Sony had unrecognized actuarial losses of 513.0 billion yen and 328.5 billion yen, respectively, including losses related to plan assets. For the year ended March 31, 2004, the unrecognized actuarial loss decreased primarily due to the improved performance of equity markets. The unrecognized actuarial losses reflect the overall unfavorable performance of equity markets over the past several years and will result in an increase in pension expense as they are recognized.

      Sony recorded a liability for the unfunded accumulated benefit obligation for Japanese pension plans of 308.7 billion yen and 149.4 billion yen as of March 31, 2003 and 2004, respectively. This liability represents the excess of the accumulated benefit obligation under Sony’s qualified defined benefit pension plans over the fair value of the plans’ assets. In accordance with U.S. GAAP, this liability was established by a charge to stockholders’ equity, resulting in no impact to the accompanying consolidated statements of income.

      The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Japanese pension plans as of March 31, 2004:

Equity
Change in Assumption	Pre-Tax PBO	Pension Expense	(Net of Tax)

(Yen in billions)
25 basis point increase/decrease in discount rate	-/+ 50.0	-/+ 6.0	+/- 3.4
25 basis point increase/decrease in expected return on assets	—	-/+ 1.0	+/- 0.6

Deferred tax asset valuation

      Sony records a valuation allowance to reduce the deferred tax assets to an amount that management believes is more likely than not to be realized. In establishing the appropriate valuation allowance for deferred tax assets (including deferred tax assets on tax loss carry-forwards), all available evidence, both positive and negative, is considered. Information on historical results is supplemented by all currently available information on future years, as realization of deferred tax assets is dependent on whether each tax-filing unit generates sufficient taxable income. The estimates and assumptions used in determining future taxable income are consistent with those used in Sony’s approved forecasts of future operations. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized.

      Sony applied to file its corporate income tax return under the consolidated tax filing system in Japan beginning with the fiscal year ended March 31, 2004. Under the consolidated tax filing system, the tax-filing unit consists of Sony Corporation, the ultimate parent company of the Sony Group, and its fully owned Japanese subsidiaries. The eventual realizability of the tax benefit of its deferred tax assets is dependent on whether the tax-filing unit generates sufficient taxable income in the future. In addition, Sony is subject to local income taxes in Japan, in which, the tax-filing unit, for purposes of local income taxes, is on a stand alone entity basis. The eventual realizability of the tax benefit of deferred tax assets for local income taxes is dependent on whether Sony Corporation and each subsidiary generates sufficient taxable income in future. As of March 31, 2004, Sony Corporation had deferred tax assets for local income taxes totaling 86.5 billion yen. The eventual realizability of the tax benefit of its deferred tax assets is dependent on whether Sony Corporation generates sufficient taxable income in the future. Management believes that Sony Corporation’s historical results, when evaluated in connection with relevant qualitative factors and available information concerning its business and industry, provided substantial positive evidence, which outweighs the negative evidence available. However, under recent conditions, management considers that it is possible that Sony Corporation’s future results may yield sufficient negative evidence to support the conclusion that it is more likely than not that Sony Corporation will not realize the tax benefit of all these deferred tax assets. If this is the case, subject to review of relevant qualitative factors and uncertainties, Sony may establish a valuation allowance against part or all of the deferred tax assets of Sony Corporation that would be charged to income as an increase in tax expense.

      As of March 31, 2004, the U.S. subsidiaries of Sony had a valuation allowance of 81.0 billion yen against deferred tax assets for federal and certain state taxes. Since the U.S. subsidiaries did not have a sufficient history of taxable income at this time to conclude that it is more likely than not that the tax benefit from these deferred tax assets would be realized, a valuation allowance was established. Management believes this lack of sufficient earnings history, when evaluated in connection with relevant qualitative factors and uncertainties concerning the U.S. subsidiaries’ businesses and industries, provided substantial negative evidence, which outweighs any positive evidence, regarding the eventual realizability of the tax benefit of the deferred tax assets as of March 31, 2004. However, under recent conditions, management considers that it is possible that the U.S. subsidiaries’ future results may yield sufficient positive evidence to support the conclusion that it is more likely than not that the U.S. subsidiaries could realize the tax benefit of these deferred tax assets and that such a conclusion may be reached as early as during the fiscal year ending March 31, 2005. If this is the case, subject to review of relevant qualitative factors and uncertainties, Sony may reverse part or all of the valuation allowance that would be recognized into income as a reduction to tax expense.

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

RECENTLY ADOPTED ACCOUNTING STANDARDS

Employers’ Disclosures about Pensions and Other Postretirement Benefits

      In December 2003, the FASB revised Statement of Financial Accounting Standards (“FAS”) No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, an amendment of FAS No. 87, “Employers’ Accounting for Pensions”, FAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, and FAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. The new FAS No. 132 revised employers’ disclosures about pension plans and other postretirement benefit plans. It did not change the measurement or recognition of those plans required by FAS No. 87, 88 and 106. While retaining the disclosure requirements of FAS No. 132, the new FAS No. 132 requires additional disclosures about assets, obligations, cash flows, and net periodic benefit costs of defined benefit plans and other defined benefit postretirement plans. The provisions of the new FAS No. 132 are generally effective for financial statements with fiscal years ending after December 15, 2003, excluding the disclosure of certain information about foreign plans, which shall be effective for fiscal years ending after June 15, 2004. In accordance with the transition provisions of the new FAS No. 132, the disclosure provisions have been adopted in the consolidated financial statements.

Consolidation of Variable Interest Entities

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51”, which addresses consolidation by a primary beneficiary of a VIE. FIN No. 46 became effective immediately for all new VIEs created or acquired after January 31, 2003. Sony has not entered into any new agreements with VIEs on or after February 1, 2003. For VIEs created or acquired prior to February 1, 2003, Sony early adopted the provisions of FIN No. 46 on July 1, 2003. Under FIN No. 46, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE shall be recognized as a cumulative effect of accounting changes. As a result of adopting FIN No. 46, Sony recognized a one-time charge with no tax effect of 2.1 billion yen as a cumulative effect of accounting change in the consolidated statement of income, and Sony’s assets and liabilities increased by 95.3 billion yen and 98.0 billion yen, respectively. These increases were treated as non-cash transactions in the consolidated statements of cash flows. In addition, cash and cash equivalents increased by 1.5 billion yen. See Consolidated Financial Statements Note 21 for further discussion on the VIEs that are used by Sony.

      In December 2003, the FASB issued a revision to FIN No. 46 (“FIN No. 46R”), which replaces FIN No. 46. FIN No. 46R retains many of the basic concepts introduced in FIN No. 46; however, it also introduces a new scope exception for certain types of entities that qualify as a “business” as defined in FIN No. 46R, revises the method of calculating expected losses and residual returns for determination of a primary beneficiary, and includes new guidance for assessing variable interests. Sony early adopted the provisions of FIN No. 46R upon its issuance. The adoption of FIN No. 46R did not have an impact on Sony’s results of operations and financial position or impact the way Sony had previously accounted for VIEs.

Impairment of securities investments

      In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF Issue No. 03-01 establishes additional disclosure requirements for each category of FAS No. 115 investments in a loss position. In March 2004, the EITF also reached a consensus on the additional accounting guidance for other-than-temporary impairments and its application to debt and equity investments. In accordance with the new disclosure requirements under EITF Issue No. 03-01, the disclosure in the consolidated financial statements has been expanded to include certain additional information regarding Sony’s securities investments.

Multiple Element Revenue Arrangements

      In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. Sony adopted EITF Issue No. 00-21 on July 1, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on Sony’s results of operations and financial position for the year ended March 31, 2004.

Derivative Instruments and Hedging Activities

      In April 2003, the FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under FAS No. 133. Sony adopted FAS No. 149 on July 1, 2003. The adoption of FAS No. 149 did not have an impact on Sony’s results of operations and financial position.

Accounting for Asset Retirement Obligations

      On April 1, 2003, Sony adopted FAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of FAS No. 143 did not have a material impact on Sony’s results of operations and financial position for the year ended March 31, 2004.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

      In May 2003, the FASB issued FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. FAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. Sony adopted FAS No. 150 during the first quarter of the year ended March 31, 2004. The adoption of FAS No. 150 did not have an impact on Sony’s results of operations and financial position for the year ended March 31, 2004.

RECENT PRONOUNCEMENTS

Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts

      In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate accounts”. SOP 03-1 provides guidance on accounting and reporting by insurance enterprises for certain nontraditional long-duration contracts and for separate accounts. This statement shall be effective for fiscal years beginning after December 15, 2003. Sony is currently evaluating the impact of adopting this guidance.

Item 6.     Directors, Senior Management and Employees

Directors and Senior Management

      Set forth below are the current Sony Corporation Board of Directors and Corporate Executive Officers, their date of birth, the year in which they were first elected, their current position at the Sony Group, prior positions, and other principal business activities outside the Sony Group as of June 22, 2004.

Board of Directors

Nobuyuki Idei
Date of Birth: November 22, 1937
Director (Member of the Board) Since: 1989
Current Positions: Chairman and Group Chief Executive Officer, Representative Corporate Executive Officer
Prior Positions:
2000	Chairman and Chief Executive Officer, Representative Director, Sony Corporation
1999	President and Representative Director, Chief Executive Officer, Sony Corporation
1995	President and Representative Director, Chief Operating Officer, Sony Corporation
1990	Senior General Manager, Advertising & Marketing Communication Strategy Group, Sony Corporation
1989	Director, Sony Corporation
1988	Senior General Manager, Home Video Group, Sony Corporation
1960	Entered Sony Corporation
Principal Business Activities Outside Sony:
Director of Nestlé S.A., Switzerland

Kunitake Ando
Date of Birth: January 1, 1942
Director (Member of the Board) Since: 2000 (and from 1994 through 1997)
Current Positions: President and Global Hub President, Representative Corporate Executive Officer, Officer in charge of Personal Solutions Business Group
Prior Positions:
2003	President and Group Chief Operating Officer, Representative Corporate Executive Officer, Sony Corporation
2000	President and Chief Operating Officer, Representative Director, Sony Corporation
1999	President and Chief Operating Officer, Personal IT Network Company, Sony Corporation
1994	Director, Sony Corporation
1990	President and Chief Operating Officer, Sony Engineering and Manufacturing of America
1985	Deputy President, Sony Prudential Life Insurance Co., Ltd.
1969	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Teruo Masaki
Date of Birth: August 7, 1943
Director (Member of the Board) Since: 1999
Current Positions: Executive Deputy President and Group General Counsel, Corporate Executive Officer
Prior Positions:
2000	Corporate Senior Executive Vice President, Director, Sony Corporation
1999	Senior Managing Director, Sony Corporation
1997	Executive Vice President, Sony Corporation of America
1991	Deputy Senior General Manager, Legal and Intellectual Property Group, Sony Corporation
1971	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Howard Stringer
Date of Birth: February 19, 1942
Director (Member of the Board) Since: 1999
Current Positions: Vice Chairman and Sony Group Americas Representative, Chief Operating Officer in charge of Entertainment Business Group, Corporate Executive Officer, Sony Corporation, Chairman and Chief Executive Officer, Sony Corporation of America, Chairman, Sony Electronics Inc.
Prior Positions:
1999	Director, Sony Corporation
1997	President, Sony Corporation of America
1995	Chairman and Chief Executive Officer, TELE-TV, U.S.A.
1988	President, CBS Broadcast Group, CBS Inc., U.S.A.
1986	President, CBS News, U.S.A.
Principal Business Activities Outside Sony:
Director of InterContinental Hotels Group

Ken Kutaragi
Date of Birth: August 2, 1950
Director (Member of the Board) Since: 2000
Current Positions: Executive Deputy President, Chief Operating Officer in charge of Game Business Group, Home Electronics Network Company, Semiconductor Solutions Network Company (SSNC), Corporate Executive Officer, NC President, SSNC
Prior Positions:
2000	Director, Sony Corporation
1999	Executive President, Sony Computer Entertainment Inc.
1991	Manager, PS Project, Video Disc Player Group, Sony Corporation
1975	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Teruhisa Tokunaka
Date of Birth: August 9, 1945
Director (Member of the Board) Since: 1999
Current Positions: President, Representative Director, Sony Financial Holdings Inc.
Prior Positions:
2003	Group Chief Strategy Officer, Representative Corporate Executive Officer, Officer in charge of Network Application & Content Service Sector, Personal Solutions Business Group, Sony Corporation
2000	Executive Deputy President and Chief Financial Officer, Representative Director, Sony Corporation
1999	Senior Managing Director and Chief Financial Officer, Sony Corporation
1995	President, Sony Computer Entertainment Inc.
1989	Deputy Senior General Manager, Corporate Strategy Group, Sony Corporation
1969	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Göran Lindahl
Date of Birth: April 28, 1945
Director (Member of the Board) Since: 2001
Prior Positions:
2003	Corporate Executive Officer, Sony Group Europe Representative, Chairman of Sony Group in Europe
2001	Director, Sony Corporation
1999	Director, LM Ericsson Telephone Co., Ltd., Sweden
1997	President and Chief Executive Officer, Asea Brown Boveri Ltd., Switzerland
1985	President, ASEA Transmission AB, Sweden
1983	President, ASEA Transformers AB, Sweden
Principal Business Activities Outside Sony:
Director, Anglo American Plc, U.K.

Akihisa Ohnishi
Date of Birth: March 10, 1937
Director (Member of the Board) Since: 2003 (and from 1989 through 1993)
Prior Positions:
1993	Standing Statutory Auditor, Sony Corporation
1989	Senior General Manager, Corporate Planning Group, Sony Corporation (concurrent with prior position)
1989	Director, Sony Corporation
1988	General Manager, Accounting Division, Sony Corporation
1977	Managing Director, Hispano Sony S.A.
1961	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Iwao Nakatani
Date of Birth: January 22, 1942
Outside Director (Member of the Board) Since: 1999
Current Position: Chairman of the Board
Prior Positions:
1999	Professor, School of Management and Information Sciences, Tama University
1991	Professor, Faculty of Commerce, Hitotsubashi University
1984	Professor, Faculty of Economics, Osaka University
1973	Lecturer and Researcher, Faculty of Economics, Harvard University
Principal Business Activities Outside Sony:
President, Tama University
Director of Research, UFJ Institute Ltd.
Director, JSAT Corporation
Director, ASKUL Corporation

Akishige Okada
Date of Birth: April 9, 1938
Outside Director (Member of the Board) Since: 2002
Current Position: Chairman of the Compensation Committee
Prior Positions:
1997	President, The Sakura Bank, Ltd.
1996	Senior Managing Director, The Sakura Bank, Ltd.
1995	Managing Director, The Sakura Bank, Ltd.
1991	Director, The Mitsui Taiyo Kobe Bank, Ltd.
Principal Business Activities Outside Sony:
Chairman of the Board (Representative Director), Sumitomo Mitsui Financial Group, Inc.
Chairman of the Board (Representative Director), Sumitomo Mitsui Banking Corporation
Director, Kao Corporation
Director, Mitsui & Co., Ltd.

Hirobumi Kawano
Date of Birth: January 1, 1946
Outside Director (Member of the Board) Since: 2003
Current Position: Vice Chairman of the Board
Prior Positions:
1999	Director-General, Agency for Natural Resources and Energy, Ministry of International Trade and Industry (“MITI”) (later renamed the Ministry of Economy, Trade and Industry (METI))
1998	Director-General, Basic Industries Bureau, MITI
1996	Director-General, Machinery and Information Industries Policy, Machinery and Information Industries Bureau, MITI
1995	Director-General, Petroleum Department, Agency of Natural Resources and Energy, MITI
1993	Director, General Coordination Division, Minister’s Secretariat, MITI
1992	Director, General Industrial Machinery Division, Machinery and Information Industries Bureau, MITI
1989	Director, Americas-Oceania Division, International Trade Policy Bureau, MITI
1969	Entered MITI
Principal Business Activities Outside Sony:
Executive Adviser, The Tokio Marine and Fire Insurance Co., Ltd.

Yotaro Kobayashi
Date of Birth: April 25, 1933
Outside Director (Member of the Board) Since: 2003
Current Position: Chairman of the Nominating Committee
Prior Positions:
1996	Director, ABB Ltd., Switzerland
1978	President and Chief Executive Officer, Fuji Xerox Co., Ltd.
Principal Business Activities Outside Sony:
Chairman of the Board, Fuji Xerox Co., Ltd.
Director, Callaway Golf Company
Director, Nippon Telegraph and Telephone Corporation

Carlos Ghosn
Date of Birth: March 9, 1954
Outside Director (Member of the Board) Since: 2003
Prior Positions:
1990	Chairman, President and Chief Executive Officer, Michelin North America Inc.
1985	Chief Operating Officer, Michelin — Brazil
Principal Business Activities Outside Sony:
President and Chief Executive Officer, Nissan Motor Co., Ltd.
Director, Alcoa Inc., U.S.A.
Director, Renault S.A., France
Director, IBM Corporation

Sakie T. Fukushima
Date of Birth: September 10, 1949
Outside Director (Member of the Board) Since: 2003
Prior Positions: 2000 Managing Director, Korn/ Ferry International — Japan
Principal Business Activities Outside Sony:
Representative Director & Regional Managing Director — Japan, Korn/ Ferry International
Member, Board of Directors, Korn/ Ferry International, U.S.A.
Director, Kao Corporation
Advisory Board Member, All Nippon Airways Co., Ltd.

Yoshihiko Miyauchi
Date of Birth: September 13, 1935
Outside Director (Member of the Board) Since: 2003
Prior Positions:
2000	Representative Director, Chairman and Chief Executive Officer, ORIX Corporation
1980	Representative Director, President, ORIX Corporation
Principal Business Activities Outside Sony:
Director, Representative Executive Officer, Chairman and Group Chief Executive
Officer, ORIX Corporation
Director, Aozora Bank Ltd.
Director, Fuji Xerox Co., Ltd.
Director, Mercian Corporation
Director, Showa Shell Sekiyu K.K.

Yoshiaki Yamauchi
Date of Birth: June 30, 1937
Outside Director (Member of the Board) Since: 2003
Current Position: Chairman of the Audit Committee
Prior Positions:
1999	Director, Sumitomo Banking Corporation
1993	Executive Director, Asahi & Co.
1991	President, Inoue Saito Eiwa Audit Corporation
1986	President, Eiwa Audit Corporation
Country Managing Partner — Japan, Arthur Andersen & Co.
Principal Business Activities Outside Sony:
Deputy President, ARI Research Institute
Statutory Auditor, Stanley Electric Co., Ltd.
Director, Amana Corporation
Statutory Auditor, Seiko Watch Corporation
Director, Sumitomo Mitsui Financial Group, Inc.

      In addition to Messrs. Idei, Ando, Masaki, Stringer, Kutaragi, the ten individuals set forth below are the current Corporate Executive Officers of Sony Corporation. Refer to “Board Practices” below.

Corporate Executive Officers

Shizuo Takashino
Date of Birth: September 2, 1943
Corporate Executive Officer Since: 1997
Current Positions: Executive Deputy President and Chief Operating Officer in charge of IT & Mobile Solutions Network Company and Professional Solutions Network Company
Prior Positions:
2000	Network Company President, Broadband Solutions Network Company, Sony Corporation
1999	President and Chief Operating Officer, Home Network Company, Sony Corporation
1997	Corporate Senior Vice President, (resigned as Director), Sony Corporation
1996	President, Personal A&V Products Company, Sony Corporation
1995	Executive Vice President, Consumer A&V Products Company, Sony Corporation
1995	Director, Sony Corporation
1990	Senior General Manager, General Audio Group, Sony Corporation
1962	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Katsumi Ihara
Date of Birth: September 24, 1950
Corporate Executive Officer Since: 2004
Current Positions: Executive Deputy President, Group Chief Strategy Officer and Chief Financial Officer
Prior Positions:
2001	Group Executive Officer, Sony Corporation
President, Sony Ericsson Mobile Communications AB
2000	Corporate Executive Vice President, Sony Corporation
NC President, Personal IT Network Company, Sony Corporation
1997	Corporate Vice President, Sony Corporation
1996	President, Home A&V Products Company, Sony Corporation
1981	Entered Sony Corporation
1973	Entered Mitsui Knowledge Industry Co., Ltd.
Principal Business Activities Outside Sony: None

Ryoji Chubachi
Date of Birth: September 4, 1947
Corporate Executive Officer Since: 2004
Current Positions: Executive Deputy President and Chief Operating Officer in charge of Micro Systems Network Company(MSNC) and EMCS, NC President, MSNC
Prior Positions:
2002	NC President, Core Technology & Network Company (“CNC”), Sony Corporation
2002	Corporate Senior Vice President, Sony Corporation
1999	Corporate Vice President, Sony Corporation
President, Recording Media Company, CNC, Sony Corporation
Senior Vice President, CNC, Sony Corporation
1977	Entered Sony Corporation,
Principal Business Activities Outside Sony: None

Keiji Kimura
Date of Birth: April 4, 1952
Corporate Executive Officer Since: 2004
Current Positions: Senior Executive Vice President, NC President, IT & Mobile Solutions Network Company
Prior Positions:
2003	Senior Vice President, Executive Officer, Sony Corporation
2002	Corporate Senior Vice President, Sony Corporation
2001	NC President, Mobile Network Company, Sony Corporation
2000	Corporate Vice President, Sony Corporation
President, Information Technology Company, Personal Network Company, Sony Corporation
1977	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Tsutomu Niimura
Date of Birth: June 14, 1947
Corporate Executive Officer Since: 2004
Current Positions: Executive Vice President, NC President, Home Electronics Network Company
Prior Positions:
2003	President, Display Company, Home Network Company (“HNC”), Sony Corporation
Executive Vice President, Executive Officer, Sony Corporation
2002	Co-President, Semiconductor Network Company, Sony Corporation
2001	Corporate Senior Vice President, Sony Corporation
President, S&S Architecture Center, Sony Corporation
1999	Corporate Vice President, Sony Corporation
Executive Vice President, PNC, Sony Corporation
Principal Business Activities Outside Sony: None

Fujio Nishida
Date of Birth: November 26, 1948
Corporate Executive Officer Since: 2004
Current Positions: Executive Vice President, Officer in charge of Marketing and Corporate Communications
Prior Positions:
2003	Senior Vice President and Electronics Chief Marketing Officer, Executive Officer, Sony Corporation
2000	Group Executive Officer, Sony Corporation
President and Chief Operating Officer, Sony Electronics Inc.
2000	President, Consumer Electronics Group, Sony Electronics Inc.
1998	President, Consumer Products Marketing Group, Sony Electronics Inc.
1996	Senior Vice President, Home A/V Division, Consumer AV Group,
Sony Electronics Inc. (a U.S. subsidiary of Sony Corporation)
1972	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Takao Yuhara
Date of Birth: June 7, 1946
Corporate Executive Officer Since: 2003
Current Positions: Senior Vice President, Officer in charge of Finance and Investor Relations
Prior Positions:
2003	Group Chief Financial Officer, Sony Corporation
2001	Senior General Manager, Corporate Planning & Control, Global Hub, Sony Corporation
1999	Senior Vice President, Corporate Planning & Control, Group HQ, Sony Corporation
1996	Vice President, Display Company, General Manager, Planning & Control Department, Display Company, Sony Corporation
1995	General Manager, Planning & Control Department, Display Device Division, Component Company, Sony Corporation
1971	Entered Sony Corporation
1969	Entered Nippon Chemical Industrial Co., Ltd.
Principal Business Activities Outside Sony: None

Nobuyuki Oneda
Date of Birth: May 6, 1945
Corporate Executive Officer Since: 2004
Current Positions: Senior Vice President, Officer in charge of Transformation 60, Corporate Planning & Control, Accounting and Information Systems
Prior Positions:
2003	Senior Vice President, Executive Officer, Sony Corporation
2002	Officer and Chief Financial Officer, Network Application & Content Service Sector, Sony Corporation
Corporate Senior Vice President, Sony Corporation
2000	Deputy President and Chief Financial Officer, Sony Electronics Inc.
Group Executive Officer, Sony Corporation
1999	Executive Vice President and Chief Financial Officer, Sony Electronics Inc. (a U.S. subsidiary of Sony Corporation)
1996	General Manager, Corporate Planning & Control Department, Sony Corporation
1969	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Yasunori Kirihara
Date of Birth: November 20, 1946
Corporate Executive Officer Since: 2004
Current Positions: Senior Vice President, Officer in charge of Corporate Human Resources
Prior Positions:
2003	Vice President, Executive Officer, Sony Corporation
1998	Representative Director and President, Sony Service Corporation
1997	Senior Vice President, Recording Media & Energy Company, Sony Corporation
1989	General Manager, Human Resources, Human Resources Development, Sony Corporation
1970	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Nicole Seligman
Date of Birth: October 25, 1956
Corporate Executive Officer Since: 2003
Current Positions: Group Deputy General Counsel, Sony Corporation, Executive Vice President and General Counsel, Sony Corporation of America
Prior Positions:
2000	Entered Sony Corporation of America as Executive Vice President and General Counsel
1992	Partner, Williams & Connolly LLP
1985	Entered Williams & Connolly LLP
1978	Associate Editorial Page Editor for The Asian Wall Street Journal, Hong Kong
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

Compensation

      The aggregate amount of remuneration, including bonuses paid and benefits in kind granted by Sony during the fiscal year ended March 31, 2004 to all Directors and Corporate Executive Officers (refer to “Board Practices” below) of Sony Corporation who served during the fiscal year ended March 31, 2004, as a group (21 people), totaled 2,424 million yen. Also, as a part of Sony’s incentive compensation arrangements, Sony Corporation issued stock acquisition rights during the fiscal year ended March 31, 2004. The stock acquisition rights, which represent rights to subscribe for shares of common stock of Sony Corporation, have been granted to the Directors, Corporate Executive Officers, Executive Officers, Group Executive Officers, and selected employees. The stock acquisition rights generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The portion of those stock acquisition rights which was granted by Sony during the fiscal year ended March 31, 2004 to the Directors, and Corporate Executive Officers as of May 31, 2004 confers rights to purchase a total number of 669,000 shares of Sony Corporation’s Common Stock. The exercise price for these stock acquisition rights issued as of November 14, 2003 is 4,101 yen per share, and the exercise price for these stock acquisition rights issued as of March 31, 2004 is 40.90 U.S. dollars.

      Regarding the above compensation plans, refer to Note 15 of Notes to Consolidated Financial Statements.

      The aggregate amount accrued for lump-sum severance indemnities by Sony during the fiscal year ended March 31, 2004 for all Directors, and Corporate Executive Officers of Sony Corporation as of May 31, 2004, as a group (21 people), totaled 210 million yen.

Board Practices

      As required under the “Company with Committees” system, which was introduced by an amendment to the Japanese Commercial Code (Shoho) and related legislation (including the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha, collectively the “Commercial Code”), Sony adopted a new corporate governance system at its General Meeting of Shareholders held on June 20, 2003. Sony Corporation has established three committees: the Nominating Committee, the Audit Committee and the Compensation Committee. Under the Commercial Code, each committee is required to consist of not less than three Directors, the majority of whom must be outside Directors. Under the committee system, Directors as such have no power to execute the business of Sony Corporation except for limited circumstances as permitted by law. The Board of Directors has designated 15 Corporate Executive Officers (Shikko-yaku), some of whom are also Directors, who are responsible for execution of the business of Sony Corporation. A summary of the new governance system adopted by Sony Corporation is set forth below.

      The Board of Directors determines the fundamental management policy and other important matters related to management of the Sony Group and oversees the performance of the duties of Directors and Corporate Executive Officers. Under the Commercial Code, all Directors must be elected at the General Meeting of Shareholders from among the candidates determined by the Nominating Committee. Under the Commercial Code, the terms of office of Directors expire at the conclusion of the General Meeting of Shareholders held with respect to the last closing of accounts within one year after their assumption of office. Directors may serve any number of consecutive terms; although, under the Regulations of the Board of Directors of Sony Corporation, outside Directors may not be reelected more than five times without the consent of all Directors.

      The Nominating Committee, which pursuant to the Regulations of the Board of Directors of Sony Corporation consists of five or more Directors, determines the content of proposals to be submitted at the General Meeting of Shareholders regarding the appointment and dismissal of Directors. As stated above, under the Commercial Code, a majority of the members of the Nominating Committee must be outside Directors. In order to qualify as an outside Director under the Commercial Code, a Director must be a person who is not engaged in the business of Sony Corporation and has never been a director, a corporate executive officer, a general manager or an employee of Sony Corporation or of any of its subsidiaries and is not a director who is also engaged in the business or a corporate executive officer of such a subsidiary or a general manager or an employee of Sony Corporation or of any subsidiary of Sony Corporation. Under the Regulations of the Board of Directors of Sony Corporation, two or more members of the Nominating Committee must concurrently be Corporate Executive Officers. The Nominating Committee is composed of the following members as of June 22, 2004: Yotaro Kobayashi, who is the Chairman of the Nominating Committee and an outside Director; Hirobumi Kawano and Carlos Ghosn, who are outside Directors; and Nobuyuki Idei and Kunitake Ando, who are Corporate Executive Officers. From June 20, 2003, the day Sony adopted the Company with Committees system, until March 31, 2004, the day the fiscal year ended, the Nominating Committee held four meetings. Prior to June 20, the old nominating committee held one meeting in the same fiscal year.

      Under the Regulations of the Board of Directors of Sony Corporation, the Audit Committee must consist of three or more Directors, a majority of whom, as stated above, must be outside Directors. In addition, under the Commercial Code, a member of the Audit Committee may not concurrently be a corporate executive officer, a general manager or any other employee of Sony Corporation or any of its subsidiaries, or a director who is engaged in the business of any of such subsidiaries. Further, under the Regulations of the Board of Directors of Sony Corporation, members of the Audit Committee must meet the independence and other equivalent requirements of U.S. securities laws and regulations to the extent applicable to Sony Corporation. Each member of the Audit Committee has the statutory duty to examine the consolidated and non-consolidated financial statements and business reports to be submitted by the Board of Directors at the General Meeting of Shareholders. The Audit Committee operates under a written charter adopted by the Board of Directors. The Audit Committee’s primary responsibility is to monitor execution of duties by the Directors and Corporate Executive Officers by overseeing their compliance with the Commercial Code and other relevant laws and regulations of host countries where Sony Corporation is listed and also their adherence to the Sony Group Code of Conduct. Under the Commercial Code, the Audit Committee has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A member of the Audit Committee may note his or her opinion in the audit report if it is different from the opinion of the Audit Committee that is expressed in the audit report. Other major responsibilities include the oversight, selection and evaluation of Sony’s independent auditor and the establishment of procedures for and the regular auditing of Sony’s internal complaint system concerning accounting and auditing matters. The Audit Committee discusses with Sony Corporation’s independent auditor, ChuoAoyama PricewaterhouseCoopers, the scope and results of their audits including their evaluation of Sony Corporation’s internal controls, compatibility with Generally Accepted Accounting Principles in the U.S., and the overall quality of financial reporting. The Audit Committee ensures the independence of ChuoAoyama PricewaterhouseCoopers by overseeing their activities through regular communications and discussions with ChuoAoyama PricewaterhouseCoopers. The Audit Committee is composed of the following members as of June 22, 2004: Yoshiaki Yamauchi, who is the Chairman of the Audit Committee and an outside Director; Sakie T. Fukushima, who is an outside Director; and Akihisa Ohnishi, who is a Director and full-time member of the Audit Committee. Both Yoshiaki Yamauchi and Akihisa Ohnishi are “audit committee financial experts” within the meaning of Item 16A of this report. All the members of the Audit Committee are “independent” as defined in Rule 10A-3 under the Securities and Exchange Act of 1934, as amended. The Audit Committee held eight meetings in the fiscal year ended March 31, 2004, with the first meeting held on June 20, 2003, the day the Audit Committee was established. Prior to June 20, 2003, instead of the Audit Committee Sony had a Board of Statutory Auditors which held four meetings between April 1, 2003 and June 20, 2003.

      As required by the Commercial Code, the Compensation Committee determines the compensation (including equity-related rights or options given for the purpose of stock incentive options) to be received by each Director and Corporate Executive Officer. In addition to such statutory duties, the Compensation Committee determines the compensation to be received by each Executive Officer and Group Executive Officer, and also proposes to the Board of Directors stock option plans (involving the issuance of share acquisition rights and other forms of stock price based compensation) to be granted to directors, officers and employees of the Sony Group. Under the Regulations of the Board of Directors, the Compensation Committee shall consist of three or more Directors and one or more members must concurrently serve as Corporate Executive Officers. As stated above, a majority of the members of the Compensation Committee must be outside Directors. The Compensation Committee is composed of the following members as of June 22, 2004: Akishige Okada, who is the Chairman of the Compensation Committee and an outside Director; Yoshihiko Miyauchi, who is an outside Director; and Teruo Masaki, who is a Corporate Executive Officer. From June 20, 2003, the day Sony adopted the Company with Committees system, until March 31, 2004, the day the fiscal year ended, the Compensation Committee held six meetings. Prior to June 20, the old compensation committee held two meetings in the same fiscal year.

      No Directors have service contracts with Sony providing for benefits upon termination of service as a Director.

      Under the Commercial Code and the Articles of Incorporation of Sony Corporation, Sony Corporation may, by a resolution of the Board of Directors, exempt Directors from liabilities to Sony Corporation to the extent permitted by law arising in connection with their failure to perform their duties. In addition, Sony Corporation has entered into a liability limitation agreement with each outside Director which limits the maximum amount of their liabilities owed to Sony Corporation arising in connection with their failure to perform their duties to the greater of either 30 million yen or an amount equal to the aggregate sum of the amounts prescribed in each item of Paragraph 19 of Article 266 of the Commercial Code.

      The Board of Directors must appoint one or more Corporate Executive Officers who are authorized to determine matters delegated to them by the Board of Directors. The Corporate Executive Officers are responsible for conducting all the business operations of the Sony Group within the scope of authority delegated by the Board of Directors. Significant decision-making authority has been delegated to the Executive Board, which is made up of all Corporate Executive Officers, and also to each Corporate Executive Officer with regard to investments, strategic alliances and other actions related to the execution of business operations. Sony Corporation believes that this significant delegation enables the Sony Group to be managed in a more dynamic and responsive manner than in the past. The terms of office of Corporate Executive Officers must expire at the conclusion of the first meeting of the Board of Directors held immediately after the conclusion of the General Meeting of Shareholders held with respect to the last closing of accounts within one year after their assumption of office. From among the Corporate Executive Officers, the Board of Directors must elect one or more Representative Corporate Executive Officer(s). Each Representative Corporate Executive Officer has the statutory authority to represent Sony Corporation in the conduct of its affairs.

Employees

      As of March 31, 2004, Sony had approximately 162,000 employees, including fixed-term employees. Although the number of employees was reduced through restructuring activities, due to an increase at manufacturing facilities in Asia, primarily in China, the number of employees at the end of March 2004 increased by approximately 900 from the end of March 2003. In addition, approximately 3,600 employees in Japan who left Sony on March 31, 2004, through the early retirement program and other means, are included in this year-end total. As of March 31, 2004, approximately 65,600 employees were located in Japan and approximately 96,400 outside Japan, and approximately 13 percent were members of labor unions.

      As of March 31, 2003, Sony had approximately 161,100 employees, including fixed-term employees, a decrease of approximately 6,900 from the number as of March 31, 2002. As of March 31, 2003, approximately 67,100 employees were located in Japan and approximately 94,100 outside Japan, and approximately 13 percent were members of labor unions. The following table shows the number of employees by segment as of March 31, 2002, 2003 and 2004.

Number of Employees by Segment

	March 31

	2002	2003	2004

Electronics	131,500	122,100	121,700
Game	4,100	4,400	4,800
Music	14,900	13,400	12,000
Pictures	5,500	5,700	6,200
Financial Services	6,800	6,600	6,700
Other	4,500	7,300	8,300
Unallocated — Corporate employees	700	1,600	2,300

Total	168,000	161,100	162,000

      Sony generally considers its labor relations to be good. Only a few manufacturing facilities have labor unions and, of these, only a few have union contracts.

      Regarding labor relations in the Electronics segment by area, in Asia, where Sony operates many manufacturing facilities, only a few manufacturing facilities have labor unions that have union contracts. In May 2003, Sony completed negotiations with a labor union regarding the terms of severance for employees who had been working at a manufacturing facility in Indonesia which was closed in the second half of the fiscal year ended March 31, 2003. The outcome of these negotiations did not have a significant impact on Sony’s consolidated financial results.

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

      In the Music segment, overall employee and labor relations at Sony Music Entertainment Inc. (“SMEI”) are good. Sony Music’s U.S. manufacturing and distribution operations remain non-unionized. Sony Music Studio is a signatory to a union contract with the International Brotherhood of Electrical Workers (“IBEW”), which represents a unit of recording engineers. Renegotiation of the union contract with the IBEW was completed without any adverse impact on business, and the contract now runs through May 31, 2006. Sony is also subject to agreements with the American Federation of Television and Radio Artists (“AFTRA”), which represents recording artists, and the American Federation of Musicians (“AFM”), which represents musicians. The union contract with AFTRA runs through June 30, 2006.

      In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. Renegotiations with Alliance of Canadian Cinema, Televisions and Radio Artists (“ACTRA”) were successfully concluded in July 2003. During the fiscal year ended March 31, 2004, negotiations to renew a contract that expires on June 30, 2005 with the Screen Actors Guild were completed without any production interruptions. A collective bargaining agreement with the Writers Guild of America (“WGA”) expired on May 1, 2004. The industry gave the WGA a final offer on June 1, 2004. No further negotiation dates have been scheduled at this time and the industry is awaiting a response from the WGA to the June 1st offer. The industry negotiations with International Brotherhood of Teamsters, IBEW and the Basic Crafts Unions commenced on June 2, 2004. If the parties are unable to reach agreement, there is the possibility of one or more strikes that could slow down film and television production, impact future planned releases and increase idle capacity in Pictures’ production facilities.

      Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

Share Ownership

      The following is the total number of shares of Sony Corporation’s Common Stock beneficially owned by Directors and Corporate Executive Officers as of May 31, 2004 (21 people). Refer to “Board Practices” above.

		Number of shares	Percentage
Title of class	Identity of person or group	beneficially owned	of class

		(in thousands)
Common Stock	Directors and Executive Officers	1,158	0.1

      None of Sony’s Directors or Executive Officers is a beneficial owner of more than one percent of Sony Corporation’s Common Stock.

      Regarding compensation plans, following the amendments to the Commercial Code of Japan effective May 2002, Sony integrated different equity-related securities it had previously issued for the purpose of giving stock incentives into one unified stock option right. During the fiscal year ended March 31, 2004, Sony granted stock acquisition rights, which represent rights to subscribe for shares of common stock of Sony Corporation, to Directors, Corporate Executive Officers, Executive Officers, Group Executive Officers, and selected employees. The stock acquisition rights generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony to Directors and Corporate Executive Officers as of May 31, 2004 and which were outstanding as of the same date.

	Total number of
Year granted	shares subject to stock
(Year ended March 31)	acquisition rights	Exercise price per share

	(in thousands)
2004	225	40.90 U.S. dollars
2004	444	4,101 yen
2003	200	36.57 U.S. dollars
2003	375	5,396 yen

      Prior to the introduction of stock acquisition rights, Sony had granted warrants, which represent rights to subscribe to Sony Corporation’s Common Stock, to Directors, Executive Officers, Group Executive Officers, and selected employees. The warrants generally vest ratably up to three years from the date of grant and are generally exercisable up to six years from the date of grant. The following table shows the portion of those warrants which were granted by Sony to Directors, and Corporate Executive Officers as of May 31, 2004 and which were outstanding as of the same date. The exercise price per share has been adjusted for the two-for-one stock split effective on May 19, 2000 and is subject to anti-dilution adjustment.

Year granted	Total number of shares
(Year ended March 31)	subject to warrants	Exercise price per share

	(in thousands)	(yen)
1999	139	6,264
2000	171	7,167
2001	261	12,457
2002	291	6,039

      In addition, in order to provide equity-based compensation to selected executives at Sony’s U.S. subsidiaries, Sony Corporation has issued U.S. dollar-denominated Convertible Bonds (“CBs”) to a holding company in the U.S. and the holding company has sold the CBs to those executives. For the purpose of carrying out this plan, the holding company lent an amount equal to the conversion price to such executives for their purchase of the CBs until the date of conversion. The CBs generally vest ratably up to three years from the date of sale and are generally exercisable up to ten years from the date of sale. The following table shows the portion of those CBs which were held by Directors and Corporate Executive Officers as of May 31, 2004 and which were outstanding as of the same date.

Year issued	Total number of shares
(Year ended March 31)	subject to CBs	Exercise price per share

	(in thousands)	(U.S. dollars)
2001	60	122.98
2002	106	71.28
2003	115	52.29

      Furthermore, Sony has granted stock appreciation rights (“SARs”) in Japan, Europe, and the U.S. to selected employees. Under the terms of these plans, employees receive upon exercise cash equal to the amount by which the market price of Sony Corporation’s Common Stock exceeds the strike price of the SARs. The SARs generally vest ratably up to three years from the date of grant and are generally exercisable up to six years from the date of grant. The following table shows the portion of those SARs which were granted by Sony to selected employees who are Directors and Corporate Executive Officers as of May 31, 2004 and which were outstanding as of the same date. The exercise price per share has been adjusted for the two-for-one stock split and is subject to anti-dilution adjustment. A range of exercise prices is given when such compensation was granted several times during the respective fiscal year.

Year granted	Total number of shares
(Year ended March 31)	subject to SARs	Exercise price per share

		(Yen for the Japanese plan,
	(in thousands)	U.S. dollars for the U.S. plan)
The Japanese plan
1999	2	5,586
2000	3	7,445
The U.S. plan
1999	236	37.28
2002	11	44.00

      Regarding the above compensation plans, refer to Note 15 of Notes to Consolidated Financial Statements.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

      Persons or groups that owned of record or beneficially more than five percent of the outstanding Common Stock as of March 31, 2004 were as follows:

	Identity of	Number of	Percentage of
Title of class	person or group	shares owned	class owned

		(in thousands)
Common Stock	Moxley & Co.	115,546	12.5
Common Stock	Japan Trustee Services Bank, Ltd. (Trust Account)	48,748	5.3

      Moxley & Co. is the nominee of JPMorgan Chase Bank, which is the depositary of Sony Corporation’s American Depositary Receipts (“ADRs”). The shares held by Japan Trustee Services Bank, Ltd. (Trust Account) are held in trust for investors, including shares in securities investment trusts. There was no significant change in the percentage ownership held by any major shareholders during the past three years. Major shareholders of Sony Corporation do not have different voting rights.

      As of March 31, 2004, there were 926,418,280 shares of Common Stock outstanding, of which 115,382,856 shares were in the form of ADRs and 49,498,353 shares were held of record in the form of Common Stock by residents in the U.S. The number of registered ADR holders was 7,355, and the number of registered holders of shares of Common Stock in the U.S. was 239.

      To the knowledge of Sony Corporation, it is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly. As far as is known to Sony Corporation, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of Sony Corporation.

Related Party Transactions

      In the ordinary course of business, Sony purchases materials, supplies, and services from numerous suppliers throughout the world, including firms with which certain members of the Board of Directors are affiliated. In addition, in the fiscal year ended March 31, 2004, Sony entered into the following sales/purchase transactions with equity affiliates accounted for under the equity method: sales to Sony Ericsson Mobile Communications, AB (“Sony Ericsson”), a joint venture focused on mobile phone handsets, totaling 182.5 billion yen; sales to Kyoshin Technosonic Co., Ltd (“Kyoshin”), a joint venture focused on marketing semiconductors and other electronic components, totaling 71.1 billion yen; purchases from S.T. Liquid Crystal Display Corp. (“ST-LCD”), a liquid crystal display (“LCD”) joint venture in Japan, totaling 58.5 billion yen; and purchases from Oita TS Semiconductor Corporation, a semiconductor manufacturing joint venture in Japan, totaling 38.0 billion yen. As of March 31, 2004, Sony held notes and accounts receivable, trade due from Sony Ericsson and Kyoshin worth 39.1 billion yen and 16.9 billion yen, respectively. Because of the size of these transactions, Sony does not consider the amounts involved to be material to its business. Refer to Note 5 of Notes to Consolidated Financial Statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

      As of April 1, 2004, Sony Computer Entertainment Inc. (“SCE”) became a wholly-owned subsidiary of Sony Coporation through a stock for stock exchange pursuant to Article 358 of the Japanese Commercial Code (Shoho), which does not require approval of such transactions at a General Meeting of Shareholders. The stock for stock exchange ratio was determined based on the estimated equity values of SCE and Sony on a consolidated basis. Through the stock for stock exchange, Sony Corporation provided 1,000,000 shares of common stock to an Executive Deputy President who was also a Corporate Executive Officer of Sony Corporation and who owned 100 shares of SCE’s common stock. This transaction is not expected to have a material impact on Sony’s results of operations and financial position for the year ending March 31, 2005.

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

Dividend Policy

      Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders. It is Sony’s policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value such as those that ensure future growth and strengthen competitiveness.

      A year-end cash dividend of 12.5 yen per share of Sony Corporation Common Stock was approved at the Board of Directors meeting held on April 26, 2004 and was paid on June 1, 2004. Sony Corporation has already paid an interim dividend for Common Stock of 12.5 yen per share to each shareholder; accordingly, the total annual cash dividend per share of Common Stock is 25.0 yen.

      Regarding shares of subsidiary tracking stock issued in Japan by Sony Corporation, Sony Communication Network Corporation (“SCN”) has been working to manage its operations so as to expand cash flow, fully solidify its financial base and increase its retained earnings to aggressively expand its business to strengthen its foundation and respond to the quickly expanding Internet market. For these reasons, SCN does not plan to distribute earnings to SCN shareholders for the time being. As such, Sony Corporation will continue its policy of not paying dividends to shareholders of the subsidiary tracking stock.

Significant Changes

      No significant change has occurred since the date of the annual financial statements included in this annual report. Regarding subsequent events after the end of March 2004, refer to “Forecast of Consolidated Results” in “Item 5. Operating and Financial Review and Prospects.”

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

      Sony Corporation’s ADRs have been traded in the U.S. since 1961 and have been listed on the NYSE since 1970 under the symbol “SNE.” Sony Corporation’s ADRs are issued and exchanged by JPMorgan Chase Bank, as Depositary.

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

	Tokyo Stock Exchange		New York Stock
	Price Per Share of		Exchange Price Per
	Common Stock		Share of ADS

	High	Low	High	Low

	(yen)		(U.S. dollars)
Annual highs and lows
The fiscal year ended March 31, 2000*	16,950	5,360	157.38	44.63
The fiscal year ended March 31, 2001	15,100	7,510	141.25	65.40
The fiscal year ended March 31, 2002	10,340	3,960	85.75	32.80

Quarterly highs and lows
The fiscal year ended March 31, 2003
1st quarter	7,460	5,800	59.95	47.91
2nd quarter	6,360	4,810	53.49	40.20
3rd quarter	5,590	4,850	45.84	39.79
4th quarter	5,130	4,070	43.40	34.85
The fiscal year ended March 31, 2004
1st quarter	4,240	2,720	35.82	23.16
2nd quarter	4,450	3,350	38.30	28.33
3rd quarter	4,280	3,490	38.04	32.42
4th quarter	4,670	3,760	42.81	34.81

	Tokyo Stock Exchange		New York Stock
	Price Per Share of		Exchange Price Per
	Common Stock		Share of ADS

	High	Low	High	Low

	(yen)		(U.S. dollars)
Monthly highs and lows
2003
December	3,830	3,490	34.89	32.42
2004
January	4,470	3,760	42.00	34.81
February	4,610	4,150	42.81	39.52
March	4,670	4,120	42.15	38.29
April	4,710	4,240	43.67	38.13
May	4,340	3,880	39.34	33.95
June (through June 21)	4,130	3,910	37.49	35.36

*	The reported high and low share prices of Sony Corporation for the fiscal year ended March 31, 2000 have been restated for the two-for-one stock split that has become effective on May 19, 2000. Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

      On June 21, 2004, the closing sales price per share of Sony Corporation’s Common Stock on the TSE was 4,050 yen. On June 21, 2004, the closing sales price per share of Sony Corporation’s ADS on the NYSE was 36.90 U.S. dollars.

Selling Shareholders

      Not Applicable

Dilution

      Not Applicable

Expenses of the Issue

      Not Applicable

Item 10.	Additional Information

Share Capital

      Not applicable

Memorandum and Articles of Association

Organization

      Sony Corporation is a joint stock corporation (Kabushiki Kaisha)incorporated in Japan under the Commercial Code (Shoho) of Japan. It is registered in the Commercial Register (Shogyo Tokibo) maintained by the Shinagawa Branch Office of the Tokyo Bureau of Legal Affairs.

Objects and purposes

      Article 3 of the Articles of Incorporation of Sony Corporation provides that its purpose is to engage in the following business activities:

(i)	manufacture and sale of electronic and electrical machines and equipment, medical instruments, optical instruments and other equipment, machines and instruments;

(ii)	planning, production and sale of audio-visual software and computer software programs;

(iii)	manufacture and sale of metal industrial products, chemical industrial products and ceramic industrial products, textile products, paper products and wood-crafted articles, daily necessities, foodstuffs and toys, transportation machines, equipment, petroleum and coal products;

(iv)	real estate activities, construction business, transportation business and warehousing business;

(v)	publishing business and printing business;

(vi)	advertising agency business, insurance agency business, broadcasting enterprise, recreation business such as travel, management of sporting facilities, etc. and other service enterprises;

(vii)	financial business;

(viii)	Type I and Type II telecommunications business under the Telecommunications Business Law;

(ix)	investing in stocks and bonds, etc.;

(x)	manufacture, sale, export and import of products which are incidental to or related to those mentioned above;

(xi)	rendering of services related to those mentioned above;

(xii)	investment in businesses mentioned above operated by other companies or persons; and

(xiii)	all businesses which are incidental to or related to those mentioned above.

Directors

      Under the Commercial Code (including the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha, collectively the “Commercial Code”), Directors have no power to execute the business of Sony Corporation except in limited circumstances permitted by law. If a Director also serves concurrently as a Corporate Executive Officer, then he or she can execute the business of Sony Corporation in the capacity of Corporate Executive Officer. Under the Commercial Code, Directors must refrain from engaging in any business competing with Sony Corporation unless approved by the Board of Directors, and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The amount of remuneration to each Director is determined by the Compensation Committee which consists of Directors, the majority of whom are outside Directors (refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees”). No member of the Compensation Committee may vote on a resolution with respect to his or her own compensation as a Director or a Corporate Executive Officer.

      Except as stated below, neither the Commercial Code nor Sony Corporation’s Articles of Incorporation make a special provision as to the borrowing powers exercisable by Directors, their retirement age, or a requirement to hold any shares of capital stock of Sony Corporation.

      The Commercial Code specifically requires a resolution of the Board of Directors, or a determination of the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors, for Sony Corporation to acquire or dispose of material assets; to borrow a substantial amount of money; to employ or discharge from employment important employees, such as general managers; and to establish, change or abolish a material corporate organization such as a branch office. The Regulations of the Board of Directors of Sony Corporation require a resolution of the Board of Directors for Sony Corporation’s lending in an amount not less than one hundred billion yen or its equivalent.

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

      In order to assert shareholders’ rights against Sony Corporation, a shareholder must, except as set forth below, have its name and address registered on Sony Corporation’s register of shareholders, in accordance with Sony Corporation’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the American Depositary Shares (“ADSs”) is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against Sony Corporation.

      UFJ Trust Bank Limited is the transfer agent for Sony Corporation’s capital stock. As such, it keeps Sony Corporation’s registers of shareholders and beneficial shareholders in its office at 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, and records transfers of shares upon presentation of the certificates representing the transferred shares.

      A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with Japan Securities Depository Center, Inc., or JASDEC. If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as a securities company or bank having a clearing account with JASDEC. All shares deposited with JASDEC will be registered in the name of JASDEC on Sony Corporation’s register of shareholders. Each participating shareholder will in turn be registered on Sony Corporation’s register of beneficial shareholders and be treated in the same way as shareholders registered on Sony Corporation’s register of shareholders. Entry of the share transfer in the book maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial shareholders may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from Sony Corporation. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

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

      Paragraph 2 of Article 5 of Sony Corporation’s Articles of Incorporation provides that the total number of shares authorized to be issued by Sony Corporation is 3.6 billion shares, of which 3.5 billion shares shall be Common Stock and 100 million shares shall be subsidiary tracking stock. If shares of Common Stock are retired or shares of subsidiary tracking stock are either retired or converted into shares of Common Stock, the respective numbers of shares so retired or converted shall be deducted from the respective total numbers of shares authorized to be issued by Sony Corporation.

      All shares of capital stock of Sony Corporation have no par value.

(Dividends)

      The Articles of Incorporation of Sony Corporation provide that the accounts shall be closed on March 31 of each year. Year-end dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, a Corporate Executive Officer designated by the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Audit Committee and to independent certified public accountants and then submitted for approval to the Board of Directors. If each independent certified accountant states in his or her audit report the opinion that the financial statements prepared by such Corporate Executive Officer and proposed allocation of profits are in accordance with relevant laws and the Articles of Incorporation, and if the Audit Committee does not state in its audit report any objection to such independent accountants’ opinion or an opinion that the proposed allocation of profits is significantly inappropriate, such proposal shall be deemed to be approved by the shareholders when approved by the Board of Directors. In addition to year-end dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders, beneficial shareholders and pledgees of record at the end of each September 30, without shareholders’ approval, but subject to the limitation described below.

      The Commercial Code provides that a company may not make any distribution of profit by way of dividends or interim dividends unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period, or equal to one-tenth of the amount of interim dividends, until the aggregate amount of its additional paid-in capital and its legal reserve is at least one-quarter of its stated capital. Under the Commercial Code, Sony Corporation is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets, on a non-consolidated basis, over the aggregate of:

(i)	its stated capital;

(ii)	its additional paid-in capital;

(iii)	its accumulated legal reserve;

(iv)	the legal reserve to be set aside in respect of the fiscal period concerned; and

(v)	such other amounts as are provided for by an ordinance of the Ministry of Justice.

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last date of the preceding fiscal year, but adjusted to reflect (a) the legal reserve to be set aside in respect of interim dividends, (b) any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, (c) any subsequent transfer of retained earnings to stated capital and (d) if Sony Corporation has been authorized, pursuant to a resolution of an Ordinary General Meeting of Shareholders, a resolution of the Board of Directors or both, to purchase shares of its Common Stock or shares of its subsidiary tracking stock (refer to “(Acquisition by Sony Corporation of its capital stock)” and “Subsidiary tracking stock — (Acquisition by Sony Corporation of its subsidiary tracking stock)” below), the total amount of the purchase price of such shares so authorized by such resolution that may be paid by Sony Corporation and (e) such other amounts as are set out in an ordinance of the Ministry of Justice of Japan, provided that the amount distributable as interim dividends, as described above, will be increased by (x) any amount reduced by Sony Corporation if Sony Corporation reduces the amount of its stated capital, additional paid-in capital or accumulated legal reserve after the end of the preceding fiscal year, less the amount paid to shareholders upon such reduction and certain other amounts, and (y) such other amounts as are set out in an ordinance of the Ministry of Justice of Japan.

      In Japan the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.

      Under its Articles of Incorporation, Sony Corporation is not obliged to pay any dividends which are left unclaimed for a period of five years after the date on which they first became payable.

(Stock Splits)

      Sony Corporation may at any time split shares in issue into a greater number of shares by a resolution of the Executive Board.

      In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. When a stock split is to be made Sony Corporation must give public notice of the stock split, specifying the record date thereof, at least two weeks prior to such record date. In addition, promptly after the stock split takes effect Sony Corporation must give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split.

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

      Any shareholder or group of shareholders holding at least three percent of the total number of voting rights for a period of six months or more may require the convocation of a General Meeting of Shareholders for a particular purpose. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such a shareholders’ meeting.

      Any shareholder or group of shareholders holding at least 300 voting rights or one percent of the total number of voting rights for a period of six months or more may propose a matter to be considered at a General Meeting of Shareholders by submitting a written request to Sony Corporation at least eight weeks prior to the date set for such meeting.

(Voting rights)

      So long as Sony Corporation maintains the unit share system, a holder of shares (whether shares of Common Stock or shares of subsidiary tracking stock) constituting one or more units is entitled to one vote for each such unit of stock (refer to “(Unit share system)” below, currently 100 shares constitute one unit), except that no voting rights with respect to shares of capital stock of Sony Corporation are afforded to Sony Corporation or any corporate shareholder more than one-quarter of the total voting rights of which are directly or indirectly held by Sony Corporation. If Sony Corporation eliminates from its Articles of Incorporation the provisions relating to units of stock, holders of capital stock will have one vote for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation of Sony Corporation, a resolution can be adopted at a General Meeting of Shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code and Sony Corporation’s Articles of Incorporation provide, however, that the quorum for the election of

Directors shall not be less than one-third of the total number of voting rights of all the shareholders. Sony Corporation’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Shareholders may also exercise their voting rights by electronic means pursuant to the method designated by Sony Corporation.

      The Commercial Code and the Articles of Incorporation of Sony Corporation provide that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Director, dissolution, merger or consolidation requiring shareholders resolution, the transfer of the whole or a substantial part of the business, the taking over of the whole of the business of any other corporation requiring shareholders resolution, share exchange or share transfer requiring shareholders resolution for the purpose of establishing 100 percent parent-subsidiary relationships, any splitting of the company into two or more corporations requiring shareholders resolution, any offering of new shares at a “specially favorable” price to any persons other than shareholders, any granting of rights to subscribe for or acquire shares from Sony Corporation (shinkabu-yoyakuken; “stock acquisition rights”) or bonds with stock acquisition rights, under “specially favorable” conditions to any persons other than shareholders, the quorum shall be one-third of the total number of voting rights of all the shareholders, and the approval by at least two-thirds of the number of voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).

(Issue of additional shares and pre-emptive rights)

      Holders of Sony Corporation’s shares of capital stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares (whether of Common Stock or of subsidiary tracking stock) may be issued at such times and upon such terms as the Board of Directors or the Executive Board determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “(Voting rights)” above. The Board of Directors or the Executive Board may, however, determine that shareholders of a particular class of stock shall be given subscription rights regarding a particular issue of new shares of that class, in which case such rights must be given on uniform terms to all shareholders of that class of stock as at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

      Subject to certain conditions, Sony Corporation may issue stock acquisition rights by a resolution of the Board of Directors or the Executive Board. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, Sony Corporation will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of treasury stock held by it.

(Liquidation rights)

      In the event of a liquidation of Sony Corporation, the assets remaining after payment of all debts, liquidation expenses and taxes will, subject to the rights of the holders of subsidiary tracking stock discussed under “Subsidiary tracking stock — (Distribution of residual assets)” below, be distributed among the holders of shares of Common Stock in proportion to the respective numbers of shares of Common Stock held.

(Record date)

      March 31 is the record date for Sony Corporation’s year-end dividends, if declared. So long as Sony Corporation maintains the unit share system, the shareholders and beneficial shareholders who are registered as the holders of one or more unit of stock in Sony Corporation’s register of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the Ordinary General Meeting of Shareholders with respect to the fiscal year ending on such March 31.

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

(Acquisition by Sony Corporation of its capital stock)

      Sony Corporation may acquire its own shares through a stock exchange on which such shares are listed (pursuant to an ordinary resolution of an Ordinary General Meeting of Shareholders or a resolution of the Board of Directors), by way of tender offer (pursuant to an ordinary resolution of an Ordinary General Meeting of Shareholders or a resolution of the Board of Directors), by purchase from a specific party other than a subsidiary of Sony Corporation (pursuant to a special resolution of an Ordinary General Meeting of Shareholders) or from a subsidiary of Sony Corporation (pursuant to a resolution of the Executive Board). When such acquisition is made by Sony Corporation from a specific party other than a subsidiary of Sony Corporation, any other shareholder may make a request to the Company in writing, not later than five days prior to the relevant shareholders’ meeting, to include him/her as a seller in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, including that in cases other than the acquisition by Sony Corporation of its own shares pursuant to a resolution of the Board of Directors, the total amount of the purchase price may not exceed the sum of the amount of retained earnings available for year-end dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant Ordinay General Meeting of Shareholders), minus the sum of the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital in respect of the relevant fiscal year pursuant to a resolution of such General Meeting of Shareholders. If Sony Corporation purchases shares pursuant to a resolution of the Board of Directors, the total amount of the purchase price may not exceed the amount of the retained earnings available for an interim dividend payment minus the amount of any interim dividend Sony Corporation actually paid. However, if it is anticipated that the net assets on the non-consolidated balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (v) to “(Dividends)” above, Sony Corporation may not acquire such shares.

      Shares acquired by Sony Corporation may be held by it for any period or may be retired by resolution of the Executive Board. Sony Corporation may also transfer (public or private sale or otherwise) to any person the shares held by it, subject to a resolution of the the Executive Board, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “(Issue of additional shares and pre-emptive rights)” above. Sony Corporation may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

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

      Under the unit share system, shareholders have one voting right for each unit of stock that they hold. Any number of shares less than one full unit have no voting rights nor rights related to voting rights. The Articles of Incorporation of Sony Corporation provide that no share certificates may be issued with respect to any number of shares constituting less than one full unit, unless Sony Corporation deems the issue of such share certificates to be necessary for any shareholder(s). As the transfer of shares normally requires delivery of the certificates therefor, fractions of a unit for which no share certificate has been issued are not transferable.

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

(Sale by Sony Corporation of shares held by shareholders whose location is unknown)

      Sony Corporation is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in Sony Corporation’s register of shareholders or at the address otherwise notified to Sony Corporation continuously for five years or more.

      In addition, Sony Corporation may sell or otherwise dispose of shares of capital stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in Sony Corporation’s register of shareholders or at the address otherwise notified to Sony Corporation, and (ii) the shareholder fails to receive dividends on the shares continuously for five years or more at the address registered in Sony Corporation’s register of shareholders or at the address otherwise notified to Sony Corporation, Sony Corporation may sell or otherwise dispose of the shareholder’s shares at the then market price of the shares by a determination of the Corporate Executive Officer serving as Group Chief Strategy Officer and after giving at least three months’ prior public and individual notice, and hold or deposit the proceeds of such sale or disposal of shares for such shareholder.

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

(Acquisition of shares of tracking stock)

      The shares of subsidiary tracking stock may be subject to acquisition in the same manner and under the same restriction as the shares of Common Stock referred to under “Capital stock — (Acquisition by Sony Corporation of its capital stock)” above.

      In addition, Sony Corporation may at any time retire the entire amount of all outstanding shares of that series of subsidiary tracking stock upon paying to the holders thereof an amount equal to the current market price (as defined in the Articles of Incorporation) of shares of the subsidiary tracking stock out of Sony Corporation’s retained earnings available for dividend payments.

      Sony Corporation may also retire the shares of a series of subsidiary tracking stock in their entirety pursuant to the procedures prescribed by the Commercial Code for the reduction of capital upon payment to the holders of shares of the subsidiary tracking stock an amount equal to the market value thereof as set forth above.

(Conversion of subsidiary tracking stock)

      So long as the shares of Sony Corporation’s Common Stock are listed or registered on any stock exchange or over-the-counter market (a “Stock Exchange”), Sony Corporation may at any time convert the entire amount of all outstanding shares of the subsidiary tracking stock into shares of Sony Corporation’s Common Stock at the rate of the multiple of 1.1 of the market value (as defined in the Articles of Incorporation) of shares of the subsidiary tracking stock divided by the market value (as similarly defined) of shares of Sony Corporation’s Common Stock.

(Compulsory termination)

      If any of the following events occurs, the entire amount of all outstanding shares of the subsidiary tracking stock will be either retired or converted into shares of Sony Corporation’s Common Stock at the price or rate set forth above:

(i)	SCN transfers its assets representing 80 percent or more of the total assets appearing on its most recent consolidated balance sheet or transfers its business as a result of which its consolidated revenue is expected to decrease by 80 percent or more from its most recent consolidated profit and loss statement;

(ii)	SCN ceases to be a subsidiary of Sony Corporation;

(iii)	the number of shares of capital stock of SCN which Sony Corporation directly holds becomes less than the total number of outstanding shares of tracking stock multiplied by the Standard Ratio and such situation continues for a period of 3 months or more;

(iv)	a resolution was taken by SCN’s shareholders for its dissolution;

(v)	certain events of bankruptcy; or

(vi)	occurrence of any event which causes de-listing or de-registration of the subsidiary tracking stock from all Stock Exchanges where the tracking stock is listed or registered.

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

      A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding, with certain exceptions. For this purpose, shares issuable to such persons upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holders and the issuer’s total issued share capital. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

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

Material Contracts

      None

Exchange Controls

      The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (the“Foreign Exchange Regulations”) govern the acquisition and holding of shares of capital stock of Sony Corporation by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

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

Taxation

      The following is a summary of the major Japanese national tax and U.S. federal tax consequences of the ownership, acquisition and disposition of shares of Common Stock of Sony Corporation and of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation by a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly, holders of shares of Common Stock or

ADSs of Sony Corporation are encouraged to consult their tax advisors regarding the application of the considerations discussed below to their particular circumstances.

      U.S. holders (as defined below) should note that the United States and Japan have ratified the new income tax convention (the “New Treaty”), which is to replace its predecessor income tax convention signed on March 8, 1971 (the “Prior Treaty”). The New Treaty entered into force on March 30, 2004 and shall be applicable in Japan, in place of the Prior Treaty, (i) with respect to taxes withheld at source, for amounts taxable on or after July 1, 2004, and (ii) with respect to taxes on income which are not withheld at source and the enterprise taxes, as regards income for any taxable year beginning on or after January 1, 2005 (subject to certain transitional rules with respect to both items (i) and (ii) above). The Prior Treaty shall cease to have effect in relation to any tax from the date on which the New Treaty shall be applicable (subject to certain transitional rules allowing for exceptions). Where relevant, U.S. holders are urged to confirm with their tax advisors whether they are entitled to the treaty benefit provided under the Prior Treaty or the New Treaty, as the case may be.

      In addition, this summary is based upon the representations of the Depositary and the assumption that each obligation in the deposit agreement in relation to the ADSs dated as of June 1, 1961, as amended and restated as of October 31, 1991, as further amended and restated as of March 17, 1995, and in any related agreement, will be performed under its terms.

      For purposes of the Prior Treaty and/or New Treaty and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. holders of ADSs generally will be treated as owning the Common Stock underlying the ADSs evidenced by the ADRs. For the purposes of the following discussion, a “U.S. holder” is a holder that:

(i)	is a resident of the U.S. for purposes of the Prior Treaty or the New Treaty, as applicable from time to time;

(ii)	does not maintain a permanent establishment or fixed base in Japan to which shares of Common Stock or ADSs of Sony Corporation are attributable and through which the beneficial owner carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services); and

(iii)	is not otherwise ineligible for benefits under the Prior Treaty or the New Treaty, as applicable, with respect to income and gain derived in connection with shares of Common Stock or ADSs of Sony Corporation.

Japanese Taxation

      The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of shares of Common Stock of Sony Corporation and of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation who are non-resident individuals or non-Japanese corporations, without a permanent establishment in Japan (“non-resident Holders”).

      Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Sony Corporation withholds taxes from dividends it pays as required by Japanese law. Stock splits in themselves are not subject to Japanese income tax.

      In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to individuals who are non-residents of Japan or non-Japanese corporations is 20 percent. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of Sony Corporation) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals, such as non-resident Holders), except for any individual shareholder who holds 5 percent or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before

March 31, 2008, and (ii) 15 percent for dividends due and payable on or after April 1, 2008. As of the date of this document, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the U.K.

      Under the Prior Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to a U.S. holder that is a portfolio investor was limited to 15 percent of the gross amount actually distributed. However, under the New Treaty which would become applicable to dividends declared by Sony Corporation on or after July 1, 2004, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to a U.S. holder that is a portfolio investor is generally limited to 10 percent of the gross amount actually distributed, and Japanese withholding tax with respect to dividends paid by a Japanese corporation to a U.S. holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

      If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Sony Corporation to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through Sony Corporation to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after Sony Corporation’s fiscal year-end). To claim this reduced rate or exemption, a non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced rate which is lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the full amount of tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority. Sony Corporation does not assume any responsibility to ensure withholding at the reduced treaty rate or to ensure not withholding for shareholders who would be eligible under any applicable income tax treaty but do not follow the required procedures as stated above.

      Gains derived from the sale of shares of Common Stock or ADSs of Sony Corporation outside Japan by a non-resident Holder holding such shares or ADSs as portfolio investors are, in general, not subject to Japanese income or corporation tax. U.S. holders are not subject to Japanese income or corporation tax with respect to such gains under the Prior Treaty or the New Treaty, as applicable.

      Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of Common Stock or ADSs of Sony Corporation as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

      Holders of shares of Common Stock or ADSs of Sony Corporation should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

United States Taxation with respect to shares of Common Stock and ADSs

      The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock will be includable in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs or Common Stock will be subject to taxation at a maximum rate of 15 percent if the dividends are “qualified dividends.” Dividends paid on the Common Stock or ADSs will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for the 2004 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Common Stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and Common Stock should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

      Subject to limitations set out in the Code, a U.S. holder of ADSs or Common Stock of Sony Corporation will be entitled to a credit for Japanese tax withheld in accordance with the Tax Convention from dividends paid by Sony Corporation. For purposes of the foreign tax credit limitation, dividends will be foreign source income, but will constitute “passive” or “financial services” income.

      Dividends paid by Sony Corporation to U.S. corporate holders of ADSs or Common Stock will not be eligible for the dividends-received deduction.

      In general, a U.S. holder will recognize capital gain or loss upon the sale or other disposition of ADSs or Common Stock equal to the difference between the amount realized on the sale or disposition and the U.S. holder’s tax basis in the ADSs or Common Stock. Such capital gain or loss will be long-term capital gain or loss if the ADSs or Common Stock have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15 percent. The net long-term capital gain recognized by an individual holder before May 6, 2003 or after December 31, 2008 generally is subject to taxation at a maximum rate of 20 percent.

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

      Sony’s normal course of business is continuously exposed to market fluctuations, such as fluctuations in currency exchange rates, interest rates or stock prices. Sony utilizes several derivative instruments, such as foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements and currency swap agreements in order to hedge the potential downside risk on the cash flow from the normal course of business caused by market fluctuation. Sony uses foreign exchange forward contracts and foreign currency option contracts primarily to reduce the foreign exchange volatility risk that accounts receivable or accounts payable denominated in yen, U.S. dollars, euros or other currencies have through the normal course of Sony’s worldwide business. Interest rate swap agreements and currency swap agreements are utilized to diversify funding conditions or to reduce funding costs. Sony uses these derivative financial instruments solely for risk-hedging purposes as described above, and no derivative transactions are held or utilized for trading purposes. If hedge accounting cannot be applied because the accounts receivables or accounts payables to be hedged are not yet booked, or because cash flows from derivative transactions do not coincide with the underlying exposures recorded on Sony’s balance sheet, then Sony understands that such derivatives agreements should be subject to a mark-to-market evaluation and their unrealized gains or losses are recognized in earnings. In addition, Sony holds marketable securities in the Financial Services segment in order to realize interest income or capital gain on the financial assets under management. Sony understands that such investment in marketable securities is also subject to market fluctuation.

      Sony measures the economic impact of market fluctuations on the value of derivatives agreements and marketable securities by using Value-at-Risk (“VaR”) analysis in order to comply with Item 11 disclosure requirements. VaR in this context indicates the potential maximum amount of loss in fair value resulting from adverse market fluctuations for a selected period of time and at a selected level of confidence.

      Until March 31, 2004, Sony disclosed market risk solely on a consolidated basis. Henceforth, however, in addition to disclosing market risk on a consolidated basis, Sony will make two additional disclosures: (i) the risk for the Financial Services segment and (ii) the risk for all other segments excluding Financial Services. Sony believes that such a comparative presentation may be useful in understanding and analyzing Sony’s market risk on a consolidated basis, since the risks faced by the Financial Services segment are different from those faced by Sony’s other business segments.

      The following table shows the results of VaR. These analyses for the fiscal year ending March 31, 2004 indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95% confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and U.S. dollar and between the yen and the euro, the currencies in which a significant amount of financial assets and liabilities and derivative transactions are maintained on a consolidated basis. The VaR of interest rate risk and stock price risk consist of risks arising from the volatility of the interest rates and stock prices against trading securities in the Financial Services segment.

      The net VaR for Sony’s entire portfolio is smaller than the simple aggregate of VaR for each component of market risk. This is due to the fact that market risk factors such as currency exchange rates, interest rates, and stock prices are not completely independent and potential profits and losses arising from each component of market risk may to some degree be mutually offsetting.

      The disclosed VaR amounts simply represents the calculated potential maximum loss on the specified dates and do not necessarily indicate an estimate of actual or future loss.

Consolidated

	March 31,	June 30,	September 30,	December 31,	March 31,
	2003	2003	2003	2003	2004

	(Yen in billions)
Net VaR	0.7	1.1	1.3	1.7	2.1
VaR of currency exchange rate risk	0.3	0.8	1.2	0.5	1.1
VaR of interest rate risk	0.1	0.3	0.4	0.4	0.7
VaR of stock price risk	0.8	0.8	0.6	1.8	1.7

Financial Services

	March 31,	June 30,	September 30,	December 31,	March 31,
	2003	2003	2003	2003	2004

	(Yen in billions)
Net VaR	0.7	0.8	0.8	1.5	1.5
VaR of currency exchange rate risk	0.0	0.0	0.0	0.0	0.0
VaR of interest rate risk	0.1	0.4	0.5	0.5	0.8
VaR of stock price risk	0.8	0.8	0.6	1.8	1.7

All other segments excluding Financial Services

	March 31,	June 30,	September 30,	December 31,	March 31,
	2003	2003	2003	2003	2004

	(Yen in billions)
Net VaR	0.3	0.8	1.2	0.5	1.1
VaR of currency exchange rate risk	0.3	0.8	1.2	0.5	1.1
VaR of interest rate risk	0.0	0.1	0.2	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities

      Not Applicable

Item 13.	Defaults, Dividend Arrearages and Delinquencies

      None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

      In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), a directly and indirectly wholly-owned subsidiary of Sony Corporation, which is engaged in Internet-related services. Regarding the rights of holders of Sony Corporation’s Common Stock and subsidiary tracking stock, refer to “Memorandum and Articles of Association” in “Item 10. Additional Information.”

Item 15.	Controls and Procedures

      Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the Group Chief Executive Officer, Group Chief Strategy Officer and Group Chief Financial Officer, of the effectiveness of the design and operation of Sony’s disclosure controls and procedures as of March 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the Group Chief Executive Officer, Group Chief Strategy Officer and Group Chief Financial Officer have concluded that, as of March 31, 2004, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports Sony files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

      There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2004 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

      Sony’s Board of Directors has determined that Mr. Yoshiaki Yamauchi and Mr. Akihisa Ohnishi each qualify as an “audit committee financial expert” as defined in this Item 16A, and are both “independent” as defined in Rule 10A-3 under the Securities and Exchange Act of 1934, as amended.

Item 16B.	Code of Ethics

      Sony has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. The code of ethics applies to Sony’s chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, as well as to directors and all other officers and employees of Sony Group, as defined in the code of ethics. The code of ethics is available at http://www.sony.net/SonyInfo/Environment/management/code/pdf/code of conduct.pdf

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

      PricewaterhouseCoopers has served as Sony’s principal accountant for the three fiscal years ended March 31, 2004. ChuoAoyama PricewaterhouseCoopers is a member firm of PricewaterhouseCoopers in Japan. The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the years ended March 31, 2003 and March 31, 2004.

	March 31

	2003	2004

	Yen in millions
Audit Fees	1,690	2,118
Audit-Related Fees(1)	38	284
Tax Fees(2)	822	970
All Other Fees(3)	1,925	150

	4,475	3,522

(1)	Audit-Related Fees consist primarily of employee benefit plan audits and due diligence related to mergers.

(2)	Tax Fees primarily include tax compliance, tax advice, tax planning and expatriate tax services.

(3)	All Other Fees comprise fees for all other services not included in any of the other categories noted above. These services for the year ended March 31, 2003 were primarily for system consulting and were incurred prior to the sale of PricewaterhouseCoopers’ consulting business to IBM Corporation in October 2002.

Audit Committee’s Pre-Approval Policies and Procedures

      Consistent with U.S. Securities and Exchange Commission rules regarding auditor independence, the Audit Committee of Sony Corporation is responsible for appointing, reviewing and setting compensation, retaining, and overseeing the work of Sony’s independent auditor, so that the auditor’s independence will not be impaired, including overseeing any separate firm that audits the financial statements of any subsidiary if Sony’s independent auditor expressly relies on the audit report of such firm. The Audit Committee has established a formal policy requiring pre-approval of all audit and permissible non-audit services provided by the independent auditor to Sony or any of its affiliates. The Audit Committee shall periodically review this policy with due regard to complying with laws and regulations of host countries where Sony is listed.

      Prior to the engagement of the independent auditor for the following fiscal year’s audit, management shall submit an application form to the Audit Committee for comprehensive pre-approval of all recurring services expected to be rendered during that year. In order to obtain comprehensive pre-approval, management shall provide sufficient information regarding each service so that each service can be classified into one of four categories (Audit, Audit-related, Tax, or All Other) as well as information regarding the fees expected to be budgeted for each service. Management shall describe each service in detail and indicate precisely and unambiguously the nature and scope of each particular service. Any additional services not contemplated in the application form shall require the Audit Committee’s separate pre-approval on an individual basis. The Audit Committee will approve, if necessary, any changes in terms, conditions and fees from changes in the scope of services to be provided or other circumstances. The Audit Committee may delegate pre-approval authority to a full-time member of the Audit Committee. The full-time member must report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee or its designee shall establish procedures to assure that the independent auditor is aware in a timely manner of the services that have been pre-approved.

Item 16D.	Exemptions From Listing Standards for Audit Committees

      Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

      Not yet applicable.

Item 17.	Financial Statements

      Not applicable

Item 18.	Financial Statements

      Refer to Consolidated Financial Statements.

Item 19.	Exhibits

      Documents filed as exhibits to this annual report:

1.1	Articles of Incorporation, as amended (English Translation)
1.2	Board of Directors Regulations (English Translation)
8	Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2004: Incorporated by reference to “Business Overview and Organizational Structure” in “Item 4. Information on the Company”
31	Rule 13a-14(a)/15d-14(a) Certifications
32	Section 1350 Certifications

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY CORPORATION
(Registrant)

By:	/s/ KATSUMI IHARA

(Signature)
Katsumi Ihara
Executive Deputy President
Group Chief Strategy Officer &
Group Chief Financial Officer

By:	/s/ TERUHISA TOKUNAKA

(Signature)
Teruhisa Tokunaka
Member of the Board of Directors
(Group Chief Strategy Officer until
June 22, 2004)

By:	/s/ TAKAO YUHARA

(Signature)
Takao Yuhara
Corporate Senior Vice President
(Group Chief Financial Officer until
June 22, 2004)

Date: June 22, 2004

Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries
March 31, 2004

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Sony Corporation (Sony Kabushiki Kaisha)

      In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (“the Company”) at March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 2 to the consolidated financial statements, the Company changed its methods of accounting for derivative instruments and hedging activities and for goodwill and other intangible assets in the year ended March 31, 2002, and its method of accounting for variable interest entities in the year ended March 31, 2004.

/s/ CHUOAOYAMA PRICEWATERHOUSECOOPERS

Tokyo, Japan

May 20, 2004

(This page intentionally left blank)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31

	2003	2004

	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	713,058	849,211
Time deposits	3,689	4,662
Marketable securities	241,520	274,748
Notes and accounts receivable, trade	1,117,889	1,123,863
Allowance for doubtful accounts and sales returns	(110,494)	(112,674)
Inventories	625,727	666,507
Deferred income taxes	143,999	125,532
Prepaid expenses and other current assets	418,826	431,506

Total current assets	3,154,214	3,363,355

Film costs	287,778	256,740

Investments and advances:
Affiliated companies	111,510	86,253
Securities investments and other	1,882,613	2,426,697

	1,994,123	2,512,950

Property, plant and equipment:
Land	188,365	189,785
Buildings	872,228	930,983
Machinery and equipment	2,054,219	2,053,085
Construction in progress	60,383	98,480

	3,175,195	3,272,333
Less — Accumulated depreciation	1,896,845	1,907,289

	1,278,350	1,365,044

Other assets:
Intangibles, net	258,624	248,010
Goodwill	290,127	277,870
Deferred insurance acquisition costs	327,869	349,194
Deferred income taxes	328,091	203,203
Other	451,369	514,296

	1,656,080	1,592,573

	8,370,545	9,090,662

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

	March 31

	2003	2004

	(Yen in millions)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	124,360	91,260
Current portion of long-term debt	34,385	383,757
Notes and accounts payable, trade	697,385	778,773
Accounts payable, other and accrued expenses	864,188	812,175
Accrued income and other taxes	109,199	57,913
Deposits from customers in the banking business	248,721	378,851
Other	356,810	479,486

Total current liabilities	2,435,048	2,982,215

Long-term liabilities:
Long-term debt	807,439	777,649
Accrued pension and severance costs	496,174	368,382
Deferred income taxes	159,079	96,193
Future insurance policy benefits and other	1,914,410	2,178,626
Other	255,478	286,737

	3,632,580	3,707,587

Minority interest in consolidated subsidiaries	22,022	22,858

Stockholders’ equity:
Subsidiary tracking stock, no par value —
Authorized 100,000,000 shares, outstanding 3,072,000 shares	3,917	3,917
Common stock, no par value —
2003 — Authorized 3,500,000,000 shares, outstanding 922,385,176 shares	472,361
2004 — Authorized 3,500,000,000 shares, outstanding 926,418,280 shares		476,350
Additional paid-in capital	984,196	992,817
Retained earnings	1,301,740	1,367,060
Accumulated other comprehensive income —
Unrealized gains on securities	17,658	69,950
Unrealized losses on derivative instruments	(4,793)	(600)
Minimum pension liability adjustment	(182,676)	(89,261)
Foreign currency translation adjustments	(302,167)	(430,048)

	(471,978)	(449,959)
Treasury stock, at cost
(2003 — 1,573,396 shares, 2004 — 2,468,258 shares)	(9,341)	(12,183)

	2,280,895	2,378,002

Commitments and contingent liabilities

	8,370,545	9,090,662

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Sales and operating revenue:
Net sales	7,058,755	6,916,042	6,883,478
Financial service revenue	480,190	509,398	565,752
Other operating revenue	39,313	48,193	47,161

	7,578,258	7,473,633	7,496,391

Costs and expenses:
Cost of sales	5,239,592	4,979,421	5,058,205
Selling, general and administrative	1,695,897	1,782,367	1,798,239
Financial service expenses	458,276	486,464	505,550
Loss on sale, disposal or impairment of assets, net	49,862	39,941	35,495

	7,443,627	7,288,193	7,397,489

Operating income	134,631	185,440	98,902

Other income:
Interest and dividends	16,021	14,441	18,756
Royalty income	33,512	32,375	34,244
Foreign exchange gain, net	—	1,928	18,059
Gain on sales of securities investments, net	1,398	72,552	11,774
Gain on issuances of stock by subsidiaries and equity investees	503	—	4,870
Other	44,894	36,232	34,587

	96,328	157,528	122,290

Other expenses:
Interest	36,436	27,314	27,849
Loss on devaluation of securities investments	18,458	23,198	16,481
Foreign exchange loss, net	31,736	—	—
Other	51,554	44,835	32,795

	138,184	95,347	77,125

Income before income taxes	92,775	247,621	144,067

Income taxes:
Current	114,930	178,847	87,219
Deferred	(49,719)	(98,016)	(34,445)

	65,211	80,831	52,774

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME — (Continued)

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Income before minority interest, equity in net income (loss) of affiliated companies and cumulative effect of accounting changes	27,564	166,790	91,293
Minority interest in income (loss)of consolidated subsidiaries	(16,240)	6,581	2,379
Equity in net income (loss) of affiliated companies	(34,472)	(44,690)	1,714

Income before cumulative effect of accounting changes	9,332	115,519	90,628

Cumulative effect of accounting changes
(2002: Net of income taxes of ¥2,975 million
2004: Net of income taxes of ¥0 million)	5,978	—	(2,117)

Net income	15,310	115,519	88,511

Per share data:
Common stock
Income before cumulative effect of accounting changes
— Basic	10.21	125.74	98.26
— Diluted	10.18	118.21	93.00
Cumulative effect of accounting changes
— Basic	6.51	—	(2.29)
— Diluted	6.49	—	(2.12)
Net income
— Basic	16.72	125.74	95.97
— Diluted	16.67	118.21	90.88
Cash dividends	25.00	25.00	25.00
Subsidiary tracking stock
Net income (loss)
— Basic	(15.87)	(41.98)	(41.80)
Cash dividends	—	—	—

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Cash flows from operating activities:
Net income	15,310	115,519	88,511
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs	354,135	351,925	366,269
Amortization of film costs	242,614	312,054	305,786
Accrual for pension and severance costs, less payments	14,995	37,858	35,562
Loss on sale, disposal or impairment of assets, net	49,862	39,941	35,495
Gain on sales of securities investments, net	(1,398)	(72,552)	(11,774)
Gain on issuances of stock by subsidiaries and equity investees	(503)	—	(4,870)
Deferred income taxes	(49,719)	(98,016)	(34,445)
Equity in net (income) losses of affiliated companies, net of dividends	37,537	46,692	1,732
Cumulative effect of accounting changes	(5,978)	—	2,117
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	111,301	174,679	(63,010)
(Increase) decrease in inventories	290,872	36,039	(78,656)
Increase in film costs	(236,072)	(317,953)	(299,843)
Increase (decrease) in notes and accounts payable, trade	(172,626)	(58,384)	93,950
Increase (decrease) in accrued income and other taxes	(39,589)	14,637	(46,067)
Increase in future insurance policy benefits and other	314,405	233,992	264,216
Increase in deferred insurance acquisition costs	(71,522)	(66,091)	(71,219)
Increase in marketable securities held in the insurance business for trading purpose	(55,661)	—	—
(Increase) decrease in other current assets	5,543	29,095	(34,991)
Increase (decrease) in other current liabilities	(19,418)	26,205	44,772
Other	(46,492)	48,148	39,100

Net cash provided by operating activities	737,596	853,788	632,635

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Cash flows from investing activities:
Payments for purchases of fixed assets	(388,514)	(275,285)	(427,344)
Proceeds from sales of fixed assets	37,434	25,711	33,987
Payments for investments and advances by financial service business	(689,944)	(1,012,508)	(1,167,945)
Payments for investments and advances (other than financial service business)	(106,396)	(123,839)	(33,329)
Proceeds from sales of securities investments, maturities of marketable securities and collections of advances by financial service business	330,239	529,395	791,188
Proceeds from sales of securities investments, maturities of marketable securities and collections of advances (other than financial service business)	48,842	148,977	35,521
(Increase) decrease in time deposits	1,222	1,124	(1,456)
Cash assumed upon acquisition by stock exchange offering	—	—	3,634
Proceeds from the issuance of stock by subsidiaries	—	—	3,952

Net cash used in investing activities	(767,117)	(706,425)	(761,792)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	228,999	12,323	267,864
Payments of long-term debt	(171,739)	(238,144)	(32,042)
Decrease in short-term borrowings	(78,104)	(7,970)	(57,708)
Increase in deposits from customers in the banking business	106,472	142,023	129,874
Proceeds from issuance of subsidiary tracking stock	9,529	—	—
Dividends paid	(22,951)	(22,871)	(23,106)
Other	12,834	21,505	28,401

Net cash provided by (used in) financing activities	85,040	(93,134)	313,283

Effect of exchange rate changes on cash and cash equivalents	21,036	(24,971)	(47,973)

Net increase in cash and cash equivalents	76,555	29,258	136,153
Cash and cash equivalents at beginning of the fiscal year	607,245	683,800	713,058

Cash and cash equivalents at end of the fiscal year	683,800	713,058	849,211

Supplemental data:
Cash paid during the year for —
Income taxes	148,154	171,531	114,781
Interest	35,371	22,216	22,571

Non-cash investing and financing activities —
Obtaining assets by entering into capital lease	10,572	9,034	18,298
Contribution of assets into an affiliated company	10,545	—	—

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Year Ended March 31

					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	Paid-In	Retained	comprehensive	stock,
	Stock	Stock	Capital	earnings	income	at cost	Total

	(Yen in millions)
Balance at March 31, 2001	—	472,002	962,401	1,217,110	(328,567)	(7,493)	2,315,453
Exercise of stock purchase warrants		26	26				52
Conversion of convertible bonds		161	162				323
Issuance of subsidiary tracking stock	3,917		5,612				9,529
Comprehensive income:
Net income				15,310			15,310
Other comprehensive income, net of tax —
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period					(20,243)		(20,243)
Less: Reclassification adjustment for gains or losses included in net income					(1,276)		(1,276)
Unrealized losses on derivative instruments:
Cumulative effect of an accounting change					1,089		1,089
Unrealized holding gains or losses arising during the period					2,437		2,437
Less: Reclassification adjustment for gains or losses included in net income					(4,237)		(4,237)
Minimum pension liability adjustment					(22,228)		(22,228)
Foreign currency translation adjustments					97,432		97,432

Total comprehensive income							68,284

Stock issue costs, net of tax				(166)			(166)
Dividends declared				(22,992)			(22,992)
Purchase of treasury stock						(468)	(468)
Reissuance of treasury stock			22			373	395

Balance at March 31, 2002	3,917	472,189	968,223	1,209,262	(275,593)	(7,588)	2,370,410

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)

	Year Ended March 31

					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	Paid-In	Retained	comprehensive	stock,
	Stock	Stock	Capital	earnings	income	at cost	Total

	(Yen in millions)
Balance at March 31, 2002	3,917	472,189	968,223	1,209,262	(275,593)	(7,588)	2,370,410
Conversion of convertible bonds		172	172				344
Stock issued under exchange offering			15,791				15,791
Comprehensive income:
Net income				115,519			115,519
Other comprehensive income, net of tax —
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period					(9,627)		(9,627)
Less: Reclassification adjustment for gains or losses included in net income					4,288		4,288
Unrealized losses on derivative instruments:
Unrealized holding gains or losses arising during the period					(4,477)		(4,477)
Less: Reclassification adjustment for gains or losses included in net income					395		395
Minimum pension liability adjustment					(110,636)		(110,636)
Foreign currency translation adjustments:
Translation adjustments arising during the period					(83,993)		(83,993)
Less: Reclassification adjustment for losses included in net income					7,665		7,665

Total comprehensive income							(80,866)

Stock issue costs, net of tax				(19)			(19)
Dividends declared				(23,022)			(23,022)
Purchase of treasury stock						(1,817)	(1,817)
Reissuance of treasury stock			10			64	74

Balance at March 31, 2003	3,917	472,361	984,196	1,301,740	(471,978)	(9,341)	2,280,895

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)

	Year Ended March 31

					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	Paid-In	Retained	comprehensive	stock,
	Stock	Stock	Capital	earnings	income	at cost	Total

	(Yen in millions)
Balance at March 31, 2003	3,917	472,361	984,196	1,301,740	(471,978)	(9,341)	2,280,895
Conversion of convertible bonds		3,989	3,988				7,977
Stock issued under exchange offering			5,409				5,409
Comprehensive income:
Net income				88,511			88,511
Other comprehensive income, net of tax —
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period					57,971		57,971
Less: Reclassification adjustment for gains or losses included in net income					(5,679)		(5,679)
Unrealized losses on derivative instruments:
Unrealized holding gains or losses arising during the period					7,537		7,537
Less: Reclassification adjustment for gains or losses included in net income					(3,344)		(3,344)
Minimum pension liability adjustment					93,415		93,415
Foreign currency translation adjustments:
Translation adjustments arising during the period					(129,113)		(129,113)
Less: Reclassification adjustment for losses included in net income					1,232		1,232

Total comprehensive income							110,530

Stock issue costs, net of tax				(53)			(53)
Dividends declared				(23,138)			(23,138)
Purchase of treasury stock						(8,523)	(8,523)
Reissuance of treasury stock			(776)			5,681	4,905

Balance at March 31, 2004	3,917	476,350	992,817	1,367,060	(449,959)	(12,183)	2,378,002

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

INDEX TO NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations

      Sony Corporation and consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony’s principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia. Its electronic products are marketed throughout the world and game products are marketed mainly in Japan, the United States of America and Europe by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. Sony is also engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video and television. Further, Sony is engaged in various financial service businesses including insurance operations through a Japanese life insurance subsidiary and non-life insurance subsidiaries, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations in Japan. In addition to the above, Sony is engaged in Internet-related businesses, an IC card business and an advertising agency business in Japan.

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

(1)	Newly adopted accounting pronouncements:

Employers’ Disclosures about Pensions and Other Postretirement Benefits -

      In December 2003, the Financial Accounting Standards Board (“FASB”) revised Statement of Financial Accounting Standards (“FAS”) No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, an amendment of FAS No. 87, “Employers’ Accounting for Pensions”, FAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, and FAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. The new FAS No. 132 revised employers’ disclosures about pension plans and other postretirement benefit plans. It did not change the measurement or recognition of those plans required by FAS No. 87, 88 and 106. While retaining the disclosure requirements of FAS No. 132, the new FAS No. 132 requires additional disclosures about assets, obligations, cash flows, and net periodic benefit costs of defined benefit plans and other defined benefit postretirement plans. The provisions of the new FAS No. 132 are generally effective for financial statements with fiscal years ending after December 15, 2003, excluding the disclosure of certain information about foreign plans, which shall be effective for fiscal years ending after June 15, 2004. In accordance with the transition provisions of the new FAS No. 132, Note 13, Pension and severance plans, has been expanded to include the new disclosures as of and for the year ended March 31, 2004.

Consolidation of Variable Interest Entities -

      In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51”. FIN No. 46 addresses consolidation by a primary

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

beneficiary of a variable interest entity (“VIE”). FIN No. 46 was effective immediately for all new VIEs created or acquired after January 31, 2003. Sony has not entered into any new agreements with VIEs on or after February 1, 2003. For VIEs created or acquired prior to February 1, 2003, Sony early adopted the provisions of FIN No. 46 on July 1, 2003. Under FIN No. 46, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE shall be recognized as a cumulative effect of accounting changes. As a result of adopting the original FIN No. 46, Sony recognized a one-time charge with no tax effect of 2,117 million yen as a cumulative effect of accounting change in the consolidated statement of income, and Sony’s assets and liabilities increased by 95,255 million yen and 97,950 million yen, respectively. These increases were treated as non-cash transactions in the consolidated statement of cash flows. In addition, cash and cash equivalents increased by 1,521 million yen. See Note 21 for further discussion on the VIEs that are used by Sony.

      In December 2003, the FASB issued revised FIN No. 46 (“FIN No. 46R”), which replaces FIN No. 46. FIN No. 46R retains many of the basic concepts introduced in FIN No. 46; however, it also introduces a new scope exception for certain types of entities that qualify as a “business” as defined in FIN No. 46R, revises the method of calculating expected losses and residual returns for determination of a primary beneficiary, and includes new guidance for assessing variable interests. Sony early adopted the provisions of FIN No. 46R upon its issuance. The adoption of FIN No. 46R did not have an impact on Sony’s results of operations and financial position or impact the way Sony had previously accounted for VIEs.

Impairment of securities investments -

      In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF Issue No. 03-01 establishes additional disclosure requirements for each category of FAS No. 115 investments in a loss position. In March 2004, the EITF also reached a consensus on the additional accounting guidance for other-than-temporary impairments and its application to debt and equity investments. In accordance with the new disclosure requirements under EITF Issue No. 03-01, Note 6 has been expanded to include certain additional information regarding Sony’s securities investments.

Multiple Element Revenue Arrangements -

      In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. Sony adopted EITF Issue No. 00-21 on July 1, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on Sony’s results of operations and financial position for the year ended March 31, 2004.

Derivative instruments and hedging activities -

      On April 1, 2001, Sony adopted FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an Amendment of FASB Statement No. 133”. FAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No. 133 requires an entity to recognize all derivatives, including certain derivative instruments embedded in other contracts, as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders’ equity or net income depending on

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

whether the derivative instruments qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

      As a result of the adoption of the new standards, Sony’s operating income, income before income taxes and net income for the year ended March 31, 2002 decreased by 3,007 million yen, 3,441 million yen and 2,167 million yen, respectively. Additionally, on April 1, 2001, Sony recorded a one-time non-cash after-tax unrealized gain of 1,089 million yen in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of 5,978 million yen in the cumulative effect of accounting changes in the consolidated statement of income. The after-tax gain was primarily attributable to fair value adjustments of convertible rights embedded in convertible bonds held by Sony’s life insurance subsidiary as available-for-sale debt securities.

      In April 2003, the FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under FAS No. 133. Sony adopted FAS No. 149 on July 1, 2003. The adoption of FAS No. 149 did not have an impact on Sony’s results of operations and financial position.

Accounting for Asset Retirement Obligations -

      On April 1, 2003, Sony adopted FAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of FAS No. 143 did not have a material impact on Sony’s results of operations and financial position for the year ended March 31, 2004.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity -

      In May 2003, the FASB issued FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. FAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. Sony adopted FAS No. 150 during the first quarter of the year ended March 31, 2004. The adoption of FAS No. 150 did not have an impact on Sony’s results of operations and financial position for the year ended March 31, 2004.

Accounting for Costs Associated with Exit or Disposal Activities -

      In June 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. FAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, rather than the date of an entity’s commitment to an exit plan. Sony adopted FAS No. 146 on January 1, 2003. The adoption of this statement did not have a material effect on Sony’s results of operations and financial position.

Goodwill and other intangible assets -

      In July 2001, Sony elected early adoption, retroactive to April 1, 2001, of FAS No. 142, “Goodwill and Other Intangible Assets” which superseded Accounting Principle Board Opinion (“APB”) No. 17, “Intangible Assets”. FAS No. 142 addresses the accounting for acquired goodwill and other intangible

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets. Under FAS No. 142, goodwill and certain other intangible assets that are determined to have an indefinite life are no longer amortized, but rather are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Prior to the adoption of FAS No. 142, goodwill recognized in acquisitions accounted for as purchases was amortized on a straight-line basis principally over a 20 or 40-year period. As a result of the adoption of FAS No. 142, Sony’s operating income and income before income taxes for the year ended March 31, 2002 increased by 20,114 million yen and income before cumulative effect of accounting changes as well as net income for the year ended March 31, 2002 increased by 18,932 million yen.

(2)	Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies -

      The consolidated financial statements include the accounts of Sony Corporation and those of its majority-owned subsidiary companies and all variable interest entities required for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in which Sony has significant influence or ownership of 20% or more but less than or equal to 50% are accounted for under the equity method. In addition, all investments in limited partnerships and general partnerships are also accounted for under the equity method. Under the equity method, investments are stated at cost plus/minus Sony’s equity in undistributed earnings or losses. Consolidated net income includes Sony’s equity in current earnings or losses of such companies, after elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other than temporary, the investment is written down to its fair value.

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

Use of estimates -

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

      Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting translation gains or losses are taken into income.

Cash and cash equivalents -

      Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities -

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

Equity securities in non-public companies -

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

Inventories -

      Inventories in electronics, game and music as well as non-film inventories for pictures are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies in electronics which is determined on the “first-in, first-out” basis.

Film costs -

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property, plant and equipment and depreciation -

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

Goodwill and other intangible assets -

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

Accounting for computer software to be sold -

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

Product warranty -

      Sony provides for the estimated cost of product warranties at the time revenue is recognized by either product category group or individual product. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Accounting for the impairment of long-lived assets -

      Sony periodically reviews the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicated that the carrying amount may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during the period. The impairment loss would be calculated as the difference between asset carrying value and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell. Reductions in carrying value are recognized in the period in which the long-lived assets are classified as held for sale.

Derivative financial instruments -

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Stock-based compensation -

      Sony has elected to apply APB No. 25, “Accounting for Stock Issued to Employees”, in accounting for its stock-based compensation plans and follows the disclosure-only provisions of FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123”. In accordance with APB No. 25, stock-based compensation cost is recognized in income based on the excess, if any, of the quoted market price of the common stock or subsidiary tracking stock of Sony Corporation at the grant date of the award or other measurement date over the stated exercise price of the award. As the exercise prices for Sony’s stock-based compensation plans are generally determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans is not significant. For awards that generate compensation expense as defined under APB No. 25, Sony calculates the amount of compensation expense and recognizes the expense over the vesting period of the award.

      The following table reflects the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based compensation. See Note 15 for detailed assumptions.

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Income before cumulative effect of accounting changes allocated to common stock:
As reported	9,381	115,648	90,756
Deduct: Total stock-based compensation expense determined under fair value based method, net of related tax effects	(5,395)	(7,008)	(6,334)

Pro forma	3,986	108,640	84,422

Net income allocated to common stock:
As reported	15,359	115,648	88,639
Deduct: Total stock-based compensation expense determined under fair value based method, net of related tax effects	(5,395)	(7,008)	(6,334)

Pro forma	9,964	108,640	82,305

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended March 31

	2002	2003	2004

	(Yen)
Income before cumulative effect of accounting changes allocated to common stock:
— Basic EPS:
As reported	10.21	125.74	98.26
Pro forma	4.34	118.12	91.40
— Diluted EPS:
As reported	10.18	118.21	93.00
Pro forma	4.33	111.20	86.66
Net income allocated to common stock:
— Basic EPS:
As reported	16.72	125.74	95.97
Pro forma	10.85	118.12	89.11
— Diluted EPS:
As reported	16.67	118.21	90.88
Pro forma	10.82	111.20	84.55

      Net income and net income per share allocated to the subsidiary tracking stock for the years ended March 31, 2002, 2003 and 2004 would not be impacted.

Free distribution of common stock -

      On occasion, Sony Corporation may make a free distribution of common stock which is accounted for either by a transfer from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares in the common stock account.

      Under the Japanese Commercial Code, a stock dividend can be effected by an appropriation of retained earnings to the common stock account, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors’ meeting.

      Free distribution of common stock is recorded in the consolidated financial statements only when it becomes effective, except for the calculation and presentation of per share amounts.

Stock issue costs -

      Stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.

Revenue recognition -

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exploitation of the product lapse. Revenues from the sale of home videocassettes and DVDs are recognized upon availability of sale to the public.

      Traditional life insurance policies that the life insurance subsidiary writes, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.

      Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits and other. Revenues from these contracts are recognized as policy charges and fee income and included in financial service revenue.

      Property and casualty insurance policies that the non-life insurance subsidiary writes are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

      Revenues from the arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets are accounted for in accordance with EITF Issue No. 00-21. Under EITF Issue No. 00-21, the components of an arrangement consisting of multiple products, services and/or rights to use assets should be accounted for separately if the fair value of delivered components have been objectively determined and the delivered components have value to the customer on a stand-alone basis. If there is objective and reliable evidence of the fair value of the undelivered element in an arrangement but no such evidence for the delivered element, Sony allocates revenue to the fair value of the undelivered element first, and allocates the residual revenues to the delivered element. If the above criteria for separate recognition are not met, then revenue is deferred until such criteria are met or until the period over which the last undelivered element is delivered.

Accounting for consideration given to a customer or a reseller -

      In accordance with EITF Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products”, cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, is accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, can reasonably estimate the fair value of this benefit and receives documentation from the reseller to support the amounts spent. Any payments meeting these criteria are treated as selling, general and administrative expenses. For the years ended March 31, 2002, 2003 and 2004, consideration given to a reseller, primarily for cooperative advertising programs, included in selling, general and administrative expense totaled 28,683, 29,135 million yen and 30,338 million yen, respectively.

Cost of sales -

      Costs classified as cost of sales relate to the producing and manufacturing of products and include such items as material cost, subcontractor cost, depreciation of fixed assets, personnel expenses, research and development costs, and amortization of film cost related to theatrical and television products.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Research and development costs -

      Research and development costs are expensed as incurred.

Selling, general and administrative -

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

Financial service expenses -

      Financial service expenses include a provision for policy reserves and amortization of deferred insurance acquisition cost, and all other operating costs such as personnel expenses, depreciation of fixed assets, and office rental of subsidiaries in the Financial Services segment.

Advertising costs -

      Advertising costs are expensed when the advertisement or commercial appears in the selected media, except for advertising costs for acquiring new insurance policies which are deferred and amortized as part of insurance acquisition costs.

Shipping and handling costs -

      The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures business where such costs are charged to cost of sales as they are integral part of producing and distributing the film under Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films”. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. In addition, amounts paid by customers for shipping and handling costs are included in net sales.

Income taxes -

      The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Net income per share -

      Sony calculates and presents per share data separately for Sony’s common stock and for the subsidiary tracking stock, based on FAS No. 128, “Earnings per Share”. The holders of the subsidiary tracking stock have the right to participate in earnings, together with common stockholders. Accordingly, Sony calculates per share data by the “two-class” method based on FAS No. 128. Under this method, basic net income per share (“EPS”) for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends. As defined by Sony Corporation’s articles of incorporation, the amount distributable to the subsidiary tracking stock holders is based on the declared dividends of the targeted subsidiary, which only may be declared from the amounts available for dividends of the targeted subsidiary. The targeted subsidiary’s earnings available for dividends are, as stipulated by the Japanese Commercial Code, not including those of the targeted subsidiary’s subsidiaries. If the targeted subsidiary has accumulated losses, a change in accumulated losses is also allocated to the subsidiary tracking stock. The subsidiary tracking stock holders’ economic interest is calculated as the number of the subsidiary tracking stock outstanding (3,072,000 shares) divided by the number of the targeted subsidiary’s common stock outstanding (235,520 shares), subject to multiplying by the Standard Ratio (tracking stock: subsidiary’s common stock = 1:100, as defined in the articles of incorporation). The earnings allocated to the common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.

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

(3)	Recent Pronouncements:

Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts -

      In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate accounts”. SOP 03-1 provides guidance on accounting and reporting by insurance enterprises for certain nontraditional long-duration contracts and for separate accounts. This statement shall be effective for fiscal years beginning after December 15, 2003. Sony is currently evaluating the impact of adopting this guidance.

(4)	Reclassifications:

      Certain reclassifications of the financial statements for the years ended March 31, 2002 and 2003 have been made to conform to the presentation for the year ended March 31, 2004.

3.	Inventories

      Inventories comprise the following:

	March 31

	2003	2004

	(Yen in millions)
Finished products	398,180	427,877
Work in process	110,008	98,607
Raw materials, purchased components and supplies	117,539	140,023

	625,727	666,507

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Film costs

      Film costs comprise the following:

	March 31

	2003	2004

	(Yen in millions)
Theatrical:
Released (including acquired film libraries)	142,168	136,057
Completed not released	13,356	7,946
In production and development	91,696	79,198
Television licensing:
Released (including acquired film libraries)	40,417	33,378
In production and development	141	161

	287,778	256,740

      Sony estimates that approximately 88% of unamortized costs of released films (excluding amounts allocated to acquired film libraries) at March 31, 2004 will be amortized within the next three years. Approximately 83,992 million yen of released film costs are expected to be amortized during the next twelve months. As of March 31, 2004, unamortized acquired film libraries of approximately 14,833 million yen remained to be amortized on a straight-line basis over an average of the remaining life of 6 years. Approximately 83,381 million yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5.	Related party transactions

      Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. In addition, all investments in limited partnerships and general partnerships are also accounted for under the equity method. Such investments include but are not limited to Sony’s interest in Sony Ericsson Mobile Communications, AB (50%), ST Liquid Crystal Display Corporation (50%), bit Wallet, Inc (37.8%), STAR CHANNEL, INC. (17.8%), and InterTrust Technologies Corporation (49.5%).

      Summarized combined financial information that is based on information provided by equity investees is shown below:

	March 31

	2003	2004

	(Yen in millions)
Current assets	349,414	433,154
Property, plant and equipment	242,303	94,130
Other assets	43,272	57,756

Total assets	634,989	585,040

Current liabilities	374,414	397,242
Long-term liabilities	129,497	27,639
Stockholders’ equity	131,078	160,159

Total liabilities and stockholders’ equity	634,989	585,040

Number of companies at end of the fiscal year	84	66

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Sales and revenue	659,589	785,697	1,009,005
Gross profit	161,655	140,078	231,083
Net income (loss)	(68,608)	(81,422)	11,323

      Sony Ericsson Mobile Communications, AB, a joint venture focused on mobile phone handsets, was established in October 2001.

      In April 2002, Sony completed the sale of its equity interest in the Telemundo Group which resulted in cash proceeds of 88,373 million yen and a gain of 66,502 million yen. In the year ended March, 31 2003, Sony had deferred 5,939 million yen of the gain related to the sale of Telemundo as a result of certain indemnifications provided by Sony to the acquirer, which was subsequently recognized in April 2003, as these indemnifications expired with no amounts being refunded by Sony.

      In June 2002, Sony completed the partial sale of its equity investment in the Columbia House Company (“CHC”), a 50-50 joint venture between AOL Time Warner Inc. and Sony, to Blackstone Capital Partners III LP (“Blackstone”), an affiliate of The Blackstone Group, a private investment bank. The chairman of The Blackstone Group was also a director of Sony until June 2002. Under the terms of the sale agreement, Sony received cash proceeds of 17,839 million yen and a subordinated note receivable from Columbia House Holdings, Inc., a majority owned subsidiary of Blackstone, with a face amount of 7,827 million yen. The sale resulted in a gain of 1,324 million yen. Sony still has a 7.5% ownership interest in CHC, which is no longer accounted for under the equity method but is now accounted for as a cost method investment.

      In September 2002, Sony completed the sale of its equity interest in Sony Tektronix Inc., which resulted in a gain of 3,090 million yen.

      In January 2003, Sony acquired a 49.5% interest in InterTrust Technologies Corporation for 23,076 million yen.

      In May 2003, Sony acquired the remaining 50% interest in American Video Glass Company (“AVGC”) that it did not own from Corning Asahi Corporation. As a result, AVGC is no longer accounted for under the equity method and is now a consolidated subsidiary. The financial position and operating results of AVGC as of and for the year ended March 31, 2004 are not included in the above summarized combined financial information.

      Effective July 1, 2003, in accordance with FIN No. 46, Sony has consolidated BE-ST Bellevuestrasse Development GmbH & Co. First Real Estate KG, Berlin (“BE-ST”). As a result, BE-ST is no longer accounted for under the equity method (Note 21). The financial position and operating results of BE-ST as of and for the year ended March 31, 2004 are not included in the above summarized combined financial information.

      In August 2003, Crosswave Communications Inc. (“CWC”), of which Sony owned approximately a 23.9% interest, commenced reorganization proceedings under the Corporate Reorganization Law of Japan. As a result, Sony no longer has a significant influence on the decision making of CWC. Therefore, CWC is no longer accounted for under the equity method. The financial position and operating results of CWC as of and for the year ended March 31, 2004 is not included in the above summarized combined financial information.

      As of April 1, 2004, Sony Corporation made Sony Computer Entertainment Inc. (“SCE”) a wholly-owned subsidiary through a stock for stock exchange pursuant to the provision of Article 358 of the Japanese Commercial Code which does not require the approval of the General Meeting of Shareholders.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The stock for stock exchange ratio is determined based on the estimated equity values of SCE and Sony on a consolidated basis. By the stock for stock exchange, Sony Corporation provided 1,000,000 shares of its common stock to a Executive Deputy President, Corporate Executive Officer of Sony Corporation who had owned 100 shares of SCE’s common stock. This transaction will not have a material impact on Sony’s results of operations and financial position for the year ending March 31, 2005.

      Affiliated companies accounted for under the equity method with an aggregate carrying amount of 6,342 million yen and 6,081 million yen at March 31, 2003 and 2004, were quoted on established markets at an aggregate value of 6,894 million yen and 37,603 million yen, respectively.

      Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	March 31

	2003	2004

	(Yen in millions)
Accounts receivable, trade	35,132	62,359

Advances	13,090	561

Accounts payable, trade	9,964	13,547

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Sales	72,824	161,983	258,454

Purchases	69,254	102,735	106,100

      Dividends from affiliated companies accounted for under the equity method for the years ended March 31, 2002, 2003 and 2004 were 3,065 million yen, 2,002 million yen and 3,446 million yen, respectively.

6.	Marketable securities and securities investments and other

      Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	March 31, 2003					March 31, 2004

		Gross	Gross			Gross	Gross
		unrealized	unrealized			unrealized	unrealized
	Cost	gains	losses	Fair Value	Cost	gains	losses	Fair Value

	(Yen in millions)
Available-for-sale:
Debt securities	1,550,290	37,237	(8,430)	1,579,097	1,938,673	55,922	(2,072)	1,992,523
Equity securities	63,786	8,222	(4,330)	67,678	86,517	63,225	(1,886)	147,856
Held-to-maturity securities	18,153	672	(1)	18,824	26,439	381	(28)	26,792

Total	1,632,229	46,131	(12,761)	1,665,599	2,051,629	119,528	(3,986)	2,167,171

      At March 31, 2004, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities due within 1 to 10 years.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Proceeds from sales of available-for-sale securities were 193,048 million yen, 215,554 million yen and 397,817 million yen for the years ended March 31, 2002, 2003 and 2004, respectively. On those sales, gross realized gains computed on the average cost basis were 6,397 million yen, 3,570 million yen and 9,525 million yen and gross realized losses were 3,803 million yen, 3,125 million yen and 1,906 million yen, respectively.

      Marketable securities as of March 31, 2003 and 2004 included short-term investments in money market funds of 123,964 million yen and 131,044 million yen, respectively.

      In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2003 and 2004, which were valued at the lower of cost or fair value, were 69,596 million yen and 51,367 million yen, respectively.

      The net change in the unrealized gains or losses on trading securities that has been included in earnings during the years ended March 31, 2002, 2003 and 2004 was insignificant.

      Securities investments and other as of March 31, 2003 and 2004 also included separate account assets (Note 9) in the life insurance business, which were carried at fair value. Although the separate account assets consist primarily of debt and equity securities, they are excluded from the above table due to the nature of the assets. Proceeds from sales of available-for-sale securities and gross realized gains or losses described above also exclude the amounts related to the separate account assets. Separate account assets at March 31, 2003 and 2004 were 118,190 million yen and 164,461 million yen, respectively.

      The following table presents the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2004.

	Less than 12 months		12 months or more		Total

		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses

	(Yen in millions)
Available-for-sale:
Debt securities	421,650	(2,035)	10,370	(37)	432,020	(2,072)
Equity securities	3,189	(1,533)	1,417	(353)	4,606	(1,886)
Held-to-maturity securities	2,344	(28)	0	(0)	2,344	(28)

Total	427,183	(3,596)	11,787	(390)	438,970	(3,986)

      In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally a period of up to six to twelve months). This criteria is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.

      At March 31, 2004, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Leased assets

      Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets.

      An analysis of leased assets under capital leases is as follows:

	March 31

Class of property	2003	2004

	(Yen in millions)
Land	1,829	174
Buildings	15,937	12,421
Machinery, equipment and others	33,733	36,907
Accumulated depreciation	(21,236)	(19,385)

	30,263	30,117

      The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2004:

Yen in
millions

Year ending March 31:
2005	15,940
2006	12,100
2007	7,926
2008	6,467
2009	9,213
Later years	6,970

Total minimum lease payments	58,616
Less — Amount representing interest	15,927

Present value of net minimum lease payments	42,689
Less — Current obligations	12,667

Long-term capital lease obligations	30,022

      Minimum lease payments have not been reduced by minimum sublease income of 12,780 million yen due in the future under noncancelable subleases.

      Minimum rentals under operating leases for the years ended March 31, 2002, 2003 and 2004 were 104,497 million yen, 94,364 million yen and 92,649 million yen, respectively. Sublease rentals under operating leases for the years ended March 31, 2002, 2003 and 2004 were 7,006 million yen, 6,240 million yen and 2,923 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases as of March 31, 2004 were 15,497 million yen. The minimum rental payments

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2004 are as follows:

(Yen in
millions)

Year ending March 31:
2005	42,649
2006	32,861
2007	25,864
2008	16,556
2009	12,942
Later years	56,507

Total minimum future rentals	187,379

8.	Goodwill and intangible assets

      Intangible assets acquired during the year ended March 31, 2004 totaled 35,840 million yen, which are subject to amortization and primarily consist of music catalogs of 2,526 million yen, acquired patent rights of 7,903 million yen and software to be sold, leased or otherwise marketed of 13,632 million yen. The weighted average amortization period for music catalogs, acquired patent rights and software to be sold, leased or otherwise marketed is 21 years, 8 years and 3 years, respectively.

      Intangible assets subject to amortization comprise the following:

	March 31

	2003		2004

	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	Amortization	amount	Amortization

	Yen in millions
Artist contracts	89,078	(69,281)	80,675	(68,300)
Music catalog	120,242	(48,447)	109,795	(47,610)
Acquired patent rights	46,758	(18,024)	52,996	(23,172)
Software to be sold, leased or otherwise marketed	17,848	(7,267)	31,983	(13,577)
PlayStation format	11,873	(7,719)	11,873	(10,094)
Other	45,257	(20,499)	43,175	(17,328)

Total	331,056	(171,237)	330,497	(180,081)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The aggregate amortization expenses for intangible assets for the years ended March 31, 2002, 2003 and 2004 were 25,554 million yen, 27,871 million yen and 28,866 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Yen in
millions

Year ending March 31,
2005	26,863
2006	21,401
2007	13,958
2008	12,269
2009	11,705

      Total carrying amount of intangible assets having an indefinite life comprise the following:

	March 31

	2003	2004

	(Yen in millions)
Trademarks	57,410	57,384
Distribution agreement	18,834	18,834

	76,244	76,218

      In addition to the amortizable and indefinite-lived intangible assets shown in the above tables, intangible assets at March 31, 2003 and 2004 also include unrecognized prior service costs totaling 22,561 million yen and 21,376 million yen, respectively, which were recorded under FAS No. 87 as discussed in Note 13.

      The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2003 and 2004 are as follows:

	Electronics	Game	Music	Pictures	Other	Total

	(Yen in millions)
Balance at March 31, 2002	56,853	111,105	58,600	89,392	1,290	317,240
Goodwill acquired during year	5,380	108	1,837	—	140	7,465
Reduction under FAS No. 109	(9,054)	—	(17,768)	(6,703)	—	(33,525)
Other *	—	(607)	3,352	(3,992)	194	(1,053)

Balance at March 31, 2003	53,179	110,606	46,021	78,697	1,624	290,127
Goodwill acquired during year	5,634	—	76	1,666	534	7,910
Impairment losses	(6,049)	—	—	—	—	(6,049)
Other *	(528)	(244)	(3,771)	(9,574)	(1)	(14,118)

Balance at March 31, 2004	52,236	110,362	42,326	70,789	2,157	277,870

*	Other primarily consists of translation adjustments and reclassification to/from other accounts.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During the year ended March 31, 2004, Sony performed the annual impairment test for goodwill and recorded an impairment loss of 6,049 million yen in the Electronics business. This impairment charge reflected the overall decline in the fair value of a subsidiary within the Electronics business. The fair value of that reporting unit was estimated principally using the expected present value of future cash flows.

9.	Insurance-related accounts

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

      The amounts of statutory net equity of the subsidiaries as of March 31, 2003 and 2004 were 100,441 million yen and 146,540 million yen, respectively.

(1)	Insurance policies:

      Life insurance policies that the life insurance subsidiary writes, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the years ended March 31, 2002, 2003 and 2004 were 430,019 million yen, 450,363 million yen and 437,835 million yen, respectively. Property and casualty insurance policies that the non-life insurance subsidiary writes are primarily automotive insurance contracts which are categorized as short-duration contracts. The non-life insurance revenues for the years ended March 31, 2002, 2003 and 2004 were 13,164 million yen, 21,269 million yen and 28,371 million yen, respectively.

(2)	Deferred insurance acquisition costs:

      Insurance acquisition costs, such as commission expenses, medical examination and inspection report fees, etc., that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs for traditional life insurance products are amortized mainly over the premium-paying period of the policy. The deferred insurance acquisition costs for non-traditional life insurance contracts are mainly amortized over the expected life if the contracts are in proportion to the estimated gross profits. Amortization charged to income for the years ended March 31, 2002, 2003 and 2004 amounted to 31,000 million yen, 44,578 million yen and 50,492 million yen, respectively.

(3)	Future insurance policy benefits:

      Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 1.00% to 5.50%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the subsidiaries’ own experience or various actuarial tables. At March 31, 2003 and 2004, future insurance policy benefits amounted to 1,734,673 million yen and 1,952,686 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	Separate account assets:

      Separate account assets are funds on which investment income and gains or losses accrue directly to certain policyholders. Separate account assets are legally segregated. They are not subject to the claims that may arise out of any other business of a life insurance subsidiary. Separate account assets, which consist primarily of debt and equity securities, are carried at fair value and included in securities investments and other (Note 6). The related liabilities are recognized as separate account liabilities and included in future insurance policy benefits and other. Fees earned for administrative and contract-holder services performed for the separate accounts are recognized as financial service revenue.

10.	Short-term borrowings and Long-Term Debt

      Short-term borrowings comprise the following:

	March 31

	2003	2004

	(Yen in millions)
Unsecured commercial paper:
with weighted-average interest rate of 0.13%	52,820	—
Unsecured loans, principally from banks:
with weighted-average interest rate of 3.55%	36,840
with weighted-average interest rate of 1.80%		26,260
Secured call money:
with weighted-average interest rate of 0.01%	34,700	65,000

	124,360	91,260

      At March 31, 2004, marketable securities and securities investments with a book value of 71,775 million yen were pledged as collateral for call money issued by a Japanese bank subsidiary.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Long-term debt comprises the following:

	March 31

	2003	2004

	(Yen in millions)
Secured loans, representing obligations principally to banks:
Due 2004 to 2008 with interest ranging from 2.20% to 3.73% per annum	—	58,786
Unsecured loans, representing obligations principally to banks:
Due 2003 to 2018 with interest ranging from 1.26% to 5.66% per annum	43,260
Due 2004 to 2017 with interest ranging from 1.77% to 5.89% per annum		77,646
Medium-term notes of consolidated subsidiaries:
Due 2003 to 2006 with interest ranging from 1.28% to 4.95% per annum	78,099
Due 2004 to 2006 with interest ranging from 1.09% to 4.95% per annum		60,537
Unsecured 1.4% convertible bonds, due 2003, convertible at 2,707.8 for one common share, redeemable before due date	8,058	—
Unsecured 1.4% convertible bonds, due 2005, convertible currently at 3,995.5 yen for one common share, redeemable before due date	287,762	287,753
Unsecured zero coupon convertible bonds, due 2008, convertible currently at 5,605 yen for one common share, redeemable before due date	—	250,000
Unsecured 0.03% bonds, due 2004 with detachable warrants, net of unamortized discount	3,919	3,981
Unsecured 0.1% bonds, due 2005 with detachable warrants, net of unamortized discount	3,867	3,924
Unsecured 1.55% bonds, due 2006 with detachable warrants	12,000	12,000
Unsecured 0.9% bonds, due 2007 with detachable warrants	7,300	7,300
Unsecured 0.9% bonds, due 2007 with detachable warrants of subsidiary tracking stock	150	150
Unsecured 1.42% bonds, due 2005, net of unamortized discount	99,990	99,994
Unsecured 0.64% bonds, due 2006, net of unamortized discount	99,992	99,994
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,978	49,981
Unsecured 1.52% bonds, due 2011, net of unamortized discount	49,996	49,996
Unsecured 2.0% bonds, due 2005	15,000	15,000
Unsecured 1.99% bonds, due 2007	15,000	15,000
Unsecured 2.35% bonds, due 2010	4,900	4,900
Capital lease obligations:
Due 2003 to 2014 with interest ranging from 2.15% to 17.29% per annum	39,899
Due 2004 to 2014 with interest ranging from 2.15% to 22.93% per annum		42,689
Guarantee deposits received	22,654	21,775

	841,824	1,161,406
Less — Portion due within one year	34,385	383,757

	807,439	777,649

      At March 31, 2004, buildings with a book value of 61,912 million yen and machinery and equipment with a book value of 4,883 million yen were pledged as collateral for secured loans, representing obligations principally to banks.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      There are no adverse debt covenants or cross-default provisions relating to Sony’s borrowings.

      In accordance with the requirements of FAS No. 133, the hedged portion of Sony’s fixed-rate debt is reflected in the consolidated balance sheet at fair value, which reflects any adjustment in the value attributable to movements in related market interest and foreign exchange rates.

      A summary of the exercise rights of the detachable warrants as of March 31, 2004 is as follows:

		Exercise	Number of shares per
Issued on	Exercisable during	price	warrant	Status of exercise

		(Yen)
August 17, 1998	September 1, 1999 through August 16, 2004	6,264	319 shares of common stock of Sony Corporation	230 warrants exercised; 1,770 warrants outstanding
August 23, 1999	September 1, 2000 through August 22, 2005	7,167	279 shares of common stock of Sony Corporation	2,000 warrants outstanding
October 19, 2000	November 1, 2001 through October 18, 2006	12,457	100 shares of common stock of Sony Corporation	9,600 warrants outstanding
December 21, 2001	January 6, 2003 through December 20, 2007	6,039	100 shares of common stock of Sony Corporation	11,534 warrants outstanding
December 21, 2001	June 20, 2002 through June 20, 2007	3,300	75 shares of subsidiary tracking stock	600 warrants outstanding

      Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Year ending March 31	Yen in millions

2005	383,757
2006	160,334
2007	168,878
2008	26,313
2009	284,594

      At March 31, 2004, Sony had unused committed lines of credit amounting to 817,538 million yen and can generally borrow up to 90 days from the banks with whom Sony has committed line contracts. Furthermore, Sony has Commercial Paper Programs, the size of which was 1,873,450 million yen. There was no commercial paper outstanding at March 31, 2004. Under those programs, Sony can issue commercial paper for the period generally not in excess of 270 days up to the size of the programs. In addition, Sony has Medium Term Notes programs, the size of which was 845,200 million yen. At March 31, 2004, the total outstanding balance of Medium Term Notes was 60,537 million yen.

      In the United States of America, Sony has an accounts receivable securitization program which provides for the accelerated receipt of up to 52,825 million yen of cash on eligible trade accounts receivable of Sony’s U.S. electronics subsidiary. Through this program, Sony can securitize and sell a percentage of undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by a bank.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.     Deposits from customers in the banking Business

      All deposits from customers in the banking business are interest bearing deposits, and are owned by a Japanese bank subsidiary which was established as an Online Internet bank for individuals. At March 31, 2003 and 2004, the balances of time deposits issued in amounts of 10 million yen or more were 39,620 million yen and 55,164 million yen, respectively.

      At March 31, 2004, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year include 23,951 million yen and 22,284 million yen for the years ending March 31, 2006 and 2007, respectively. There are no deposits having a maturity date after March 31, 2007.

12.     Financial instruments

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

      Both the derivatives designated as fair value hedge and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives designated as fair value hedge as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income.

      The amount of ineffectiveness of these fair value hedges, that was reflected in earnings, was not material for the years ended March 31, 2003 and 2004. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

      The derivatives designated as cash flow hedges include foreign exchange forward contracts, foreign currency option contracts and interest rate and currency swap agreements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings.

      For the years ended March 31, 2003 and 2004, these cash flow hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of cash flow hedges. At March 31, 2004, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of 600 million yen. Within the next twelve months, 1,212 million yen is expected to be reclassified from equity into earnings as profit. For the year ended March 31, 2004, there were no forecasted transactions that failed to occur which resulted in the discontinuance of cash flow hedges.

Derivatives not designated as hedges

      The derivatives not designated as hedges under FAS No. 133 include foreign exchange forward contracts, foreign currency option contracts, interest rate and currency swap agreements, convertible rights included in convertible bonds and other.

      Changes in the fair value of derivatives not designated as hedges are recognized in income.

      A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:

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

      Since July 1, 2002, certain foreign currency option contracts have been designated as hedges of forecasted intercompany transactions in line with changes in hedging schemes regarding Sony’s derivative activities, under which such derivative transactions meet the requirements for hedge accounting, including correlation, as stipulated under FAS No. 133 and FAS No. 138.

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

      These derivatives generally mature or expire within four months after the balance sheet date.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Embedded derivatives

      The embedded derivatives that must be separated from the host contracts and accounted for as derivative instruments under FAS No. 133 are recognized in income. For example, the convertible rights included in convertible bonds held by Sony’s life insurance subsidiary, which are classified as available-for-sale debt securities, are considered embedded derivatives and are marked-to-market with changes in value recognized in financial service revenue.

(2)     Fair value of financial instruments:

      The estimated fair values of Sony’s financial instruments are summarized as follows. The following summary excludes cash and cash equivalents, time deposits, notes and accounts receivable, trade, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business that are carried at amounts which approximate fair value. The summary also excludes debt and equity securities which are disclosed in Note 6.

	March 31

	2003			2004

	Notional	Carrying	Estimated	Notional	Carrying	Estimated
	amount	amount	fair value	amount	amount	fair value

	(Yen in millions)
Long-term debt including the current portion	—	(841,824)	(924,665)	—	(1,161,406)	(1,235,669)
Foreign exchange forward contracts	1,139,330	(11,753)	(11,753)	1,348,157	(994)	(994)
Currency option contracts purchased	484,456	2,868	2,868	375,582	10,781	10,781
Currency option contracts written	238,760	(1,975)	(1,975)	124,925	(1,000)	(1,000)
Interest rate swap agreements	181,443	(8,446)	(8,446)	218,101	(4,229)	(4,229)
Interest rate and currency swap agreements	24,588	(1,330)	(1,330)	8,574	384	384
Embedded derivatives	446,463	1,755	1,755	421,416	12,885	12,885

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

      In June, 2003, Sony adopted the new corporate governance system, “Company with Committees”, based on the revised Japanese commercial Code. Under the previous corporate governance system, with respect to directors’ and statutory auditors’ resignations, lump-sum severance indemnities are calculated using a similar formula aforementioned and are normally paid subject to the approval of Sony’s shareholders. Under the “Company with Committees” system, with respect to directors’, corporate executive officers’ and executive officers’ resignations, lump-sum severance indemnities calculated based on the compensation committee’s bylaw are paid subject to the approval of compensation committee.

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

      Sony uses a measurement date of March 31 for substantially all of its pension and severance plans.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of net pension and severance costs, which exclude employee termination benefits paid in restructuring activities, for the years ended March 31, 2002, 2003 and 2004 were as follows:

Japanese plans:

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Service cost	48,609	47,884	54,501
Interest cost	21,232	20,857	19,489
Expected return on plan assets	(26,286)	(25,726)	(22,812)
Amortization of net transition asset	(375)	(375)	(375)
Recognized actuarial loss	12,639	20,655	31,019
Amortization of prior service cost	611	(939)	(939)
Gains on curtailments and settlements	—	(1,380)	—

Net periodic benefit cost	56,430	60,976	80,883

Foreign plans:

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Service cost	15,161	13,954	11,252
Interest cost	7,944	8,478	8,566
Expected return on plan assets	(7,416)	(7,319)	(6,812)
Amortization of net transition asset	(87)	(47)	(27)
Recognized actuarial (gain) loss	(351)	1,452	1,569
Amortization of prior service cost	848	(208)	(117)
(Gains) losses on curtailments and settlements	—	(460)	5,574

Net periodic benefit cost	16,099	15,850	20,005

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The changes in benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans

	March 31		March 31

	2003	2004	2003	2004

	(Yen in millions)		(Yen in millions)
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	869,142	1,031,760	143,210	157,580
Service cost	47,884	54,501	13,954	11,252
Interest cost	20,857	19,489	8,478	8,566
Plan participants’ contributions	5,148	5,802	706	644
Amendments	—	—	(23)	3,900
Actuarial (gain) loss	114,665	(81,873)	9,019	431
Foreign currency exchange rate changes	—	—	(9,551)	(17,082)
Curtailments and settlements	(1,010)	—	(1,092)	(66)
Benefits paid	(24,926)	(36,137)	(7,121)	(9,387)

Benefit obligation at end of the fiscal year	1,031,760	993,542	157,580	155,838

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	456,678	405,248	82,602	67,937
Actual return (loss) on plan assets	(66,682)	93,154	(10,466)	13,065
Foreign currency exchange rate changes	—	—	(3,287)	(3,420)
Employer contribution	21,296	23,243	5,235	16,475
Plan participants’ contributions	5,148	5,802	706	644
Benefits paid	(11,192)	(14,352)	(6,853)	(9,039)

Fair value of plan assets at end of the fiscal year	405,248	513,095	67,937	85,662

Funded status	626,512	480,447	89,643	70,176
Unrecognized actuarial loss	(513,012)	(328,467)	(38,702)	(27,550)
Unrecognized net transition asset	854	479	(180)	(211)
Unrecognized prior service cost	21,579	20,784	1,283	748

Net amount recognized	135,933	173,243	52,044	43,163

Amounts recognized in the consolidated
balance sheet consist of:
Accrued pension and severance costs, including current portion	444,636	322,677	72,048	58,843
Intangibles	(22,433)	(21,263)	(128)	(113)
Accumulated other comprehensive income	(286,270)	(128,171)	(19,876)	(15,567)

Net amount recognized	135,933	173,243	52,044	43,163

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The accumulated benefit obligation for all defined benefit pension plan as follows:

Japanese plans		Foreign plans

March 31		March 31

2003	2004	2003	2004

(Yen in millions)		(Yen in millions)
855,116	830,898	118,387	129,879

      Under FAS No. 87 Sony has recorded a pension liability to cover the amount of the projected benefit obligation in excess of plan assets, considering unrealized items and the minimum pension liability. The minimum pension liability represents the excess of the accumulated benefit obligation over plan assets and accrued pension and severance costs already recognized before recording the minimum pension liability. A corresponding amount was recognized as an intangible asset to the extent of the unrecognized prior service cost, and the balance was recorded as a component of accumulated other comprehensive income, net of tax.

      The projected benefit obligations, the accumulated benefit obligations and the fair value of plan assets for the pension plans which Sony has recognized the minimum pension liability were as follows:

	Japanese plans		Foreign plans
	March 31		March 31

	2003	2004	2003	2004

	(Yen in millions)		(Yen in millions)
Projected benefit obligations	1,016,889	978,357	124,055	124,447
Accumulated benefit obligations	843,463	821,020	102,313	110,539
Fair value of plan assets	405,009	512,720	63,024	72,031

      Weighted-average assumptions used to determine benefit obligations as of March 31, 2002, 2003 and 2004 were as follows:

Japanese plans:

	March 31

	2002	2003	2004

Discount rate	2.4%	1.9%	2.4%
Rate of compensation increase	3.0	3.0	3.0

Foreign plans:

	March 31

	2002	2003	2004

Discount rate	6.6%	6.3%	5.8%
Rate of compensation increase	4.5	4.1	4.0

      Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2002, 2003 and 2004 were as follows:

Japanese plans:

	Year Ended March 31

	2002	2003	2004

Discount rate	2.7%	2.4%	1.9%
Expected return on plan assets	4.0	4.0	4.0
Rate of compensation increase	3.0	3.0	3.0

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign plans:

	Year Ended March 31

	2002	2003	2004

Discount rate	6.8%	6.6%	6.3%
Expected return on plan assets	7.7	8.1	8.3
Rate of compensation increase	4.6	4.5	4.1

      As required under FAS No. 87, the assumptions are reviewed in accordance with changes in circumstances.

      To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rate of returns on various categories of plan assets.

      Weighted-average pension plan asset allocations based on the fair value of such assets as of March 31, 2003 and 2004 were as follows:

Japanese plans:

	March 31

	2003	2004

Equity securities	53.0%	39.0%
Debt securities	34.4	14.7
Cash	8.8	42.7
Other	3.8	3.6

Total	100%	100%

Foreign plans:

	March 31

	2003	2004

Equity securities	66.0%	63.2%
Debt securities	25.1	26.6
Real estate	1.6	3.2
Other	7.3	7.0

Total	100%	100%

      For the pension plans of Sony Corporation and most of its subsidiaries in Japan, Sony’s asset investment policy is set so as to compensate the appropriate level for employee’s benefit over the long term.

      For Sony’s principal pension plans, the target allocation as of March 31, 2004, is, as a result of our Asset Liability management, 67% of public equity and 33% of fixed income securities. However, when the performance of public equity markets is considered to be below a certain level described in our investment guidelines, the allocation of assets to public equity securities is decreased to 51% of total assets. When determining an appropriate asset allocation, diversification among assets is duly considered. The actual asset allocation as of March 31, 2004 for Sony’s principal pension plans does not meet the aforementioned target allocation. As Sony’s investment policy including target allocation is currently being reviewed and revised aiming for the revision of the pension plan scheduled in the first half of the year ending March 31,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2005, actual asset allocation to cash, for example, as of March 31, 2004 is tentatively increased for transition purpose.

      Sony makes contributions to its contributory funded defined benefit pension plans as required by government regulation or as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 23 billion yen to the Japanese plans and approximately 17 billion yen to the foreign plans for the year ending March 31, 2005.

      The future benefit payments for the Japanese plans are expected as follows:

Japanese plans

(Yen in
millions)
Year ending March 31,
2005	22,168
2006	23,864
2007	24,093
2008	25,537
2009	29,243
2010 - 2014	190,312

14.     Stockholders’ equity

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

      The dividend on the shares of this series of subsidiary tracking stock is payable only when the Board of Directors of SCN has resolved to pay to its common stock holders a dividend in an amount per share of the subsidiary tracking stock equal to the amount of SCN’s dividend per share of its common stock multiplied by the Standard Ratio (as defined in the articles of incorporation), subject to statutory restriction on Sony Corporation’s ability to pay dividends on its shares of capital stock and the maximum dividend amount (as defined in the articles of incorporation). If the amount of dividends paid to the subsidiary tracking stock holders is less than the amount, which should have been paid pursuant to the formula set forth above due to the statutory restriction referred to above or for any other reason, such shortfall will be accumulated and such cumulative amount will be paid to the subsidiary tracking stock holders for subsequent fiscal years. Any such dividend on the subsidiary tracking stock is payable in priority to the payment of dividends to the common stock holders. However, the subsidiary tracking stockholders have no right to participate in the dividends to common stock holders. Furthermore, even if the Board of Directors of SCN does not take a resolution for the payment of dividends to SCN’s common stock holders, Sony Corporation may decide to pay dividends to its common stock holders.

      The subsidiary tracking stockholders have the same voting rights as those of the common stock holders and, thus, are entitled to participate and vote at any General Meeting of Shareholders in the same way as the common stock holders. In addition, as each series of subsidiary tracking stock is a separate class of stock different from common stock, if any resolution of the General Meeting of Shareholders

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

would adversely affect the rights of the shareholders of a particular class of subsidiary tracking stock, the shareholders of each class of subsidiary tracking stock will have the right to approve or disapprove such resolution by a special resolution of the meeting of shareholders of that class of subsidiary tracking stock.

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

      The number of shares of the subsidiary tracking stock issued and outstanding at March 31, 2004 was 3,072,000. At March 31, 2004, 136,454 shares of the subsidiary tracking stock would be issued upon exercise of warrants and stock acquisition rights outstanding.

(2)     Common stock:

      Changes in the number of shares of common stock issued and outstanding during the years ended March 31, 2002, 2003 and 2004 have resulted from the following:

Number of shares

Balance at March 31, 2001	919,617,134
Exercise of stock purchase warrants	8,301
Conversion of convertible bonds	118,920

Balance at March 31, 2002	919,744,355
Conversion of convertible bonds	138,330
Stock issued under exchange offering	2,502,491

Balance at March 31, 2003	922,385,176
Conversion of convertible bonds	2,944,800
Stock issued under exchange offering	1,088,304

Balance at March 31, 2004	926,418,280

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At March 31, 2004, 83,885,563 shares of common stock would be issued upon conversion or exercise of all convertible bonds, warrants and stock acquisition rights outstanding.

      On October 1, 2002, Sony Corporation implemented a share exchange as a result of which Aiwa Co., Ltd. became a wholly-owned subsidiary. As a result of this share exchange, Sony Corporation issued 2,502,491 new shares, the minority interest in Aiwa Co., Ltd. was eliminated from the balance sheet, and additional paid-in capital increased 15,791 million yen.

      On May 1, 2003, Sony Corporation implemented a share exchange as a result of which CIS Corporation became a wholly-owned subsidiary. As a result of this share exchange, Sony Corporation issued 1,088,304 new shares, and additional paid-in capital increased 5,409 million yen.

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

      The Ordinary General Meeting of Shareholders held on June 26, 1998 approved that (a) in addition to the shares discussed in the preceding paragraph, Sony Corporation could, by a resolution of the Board of Directors, acquire and retire up to a total not exceeding 30 million outstanding shares of its common stock with its additional paid-in capital at prices in total not exceeding 400 billion yen and (b) Sony Corporation may grant share subscription rights to directors and/or employees pursuant to the Japanese regulations. Subsequently, the Extraordinary General Meeting of Shareholders held on January 25, 2001 authorized Sony Corporation to acquire and retire the subsidiary tracking stock as well as its common stock on and after January 26, 2001.

      Prior to the amendments to the Japanese Commercial Code enacted on April 1, 2002, purchase and retirement by Sony Corporation of its own shares could be made at any time by resolution of the Board of Directors. No common stock and subsidiary tracking stock had been acquired under the approval during the year ended March 31, 2002.

      Following the amendments to the Japanese Commercial Code enacted on April 1, 2002, purchase by Sony Corporation of its own shares was subject to the prior approval of shareholders at the Ordinary General Meeting of Shareholders, which included the maximum number of shares and the maximum total amount to be purchased for each class of stock. Once such approval of shareholders was obtained, Sony Corporation could purchase its own shares at any time during the period up to the conclusion of next Ordinary General Meeting of Shareholders.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Ordinary General Meeting of Shareholders held on June 20, 2002 approved that Sony Corporation acquire up to a total not exceeding 90 million outstanding shares of its common stock at an amount in a total not exceeding 650 billion yen and a total not exceeding 300 thousand outstanding shares of the subsidiary tracking stock at an amount in total not exceeding 1 billion yen until the conclusion of the General Meeting of Shareholders held for the year ended March 31, 2003. As a result, no common stock and subsidiary tracking stock had been acquired under this approval.

      The Ordinary General Meeting of Shareholders held on June 20, 2003 approved that Sony Corporation acquire up to a total not exceeding 90 million outstanding shares of its common stock at an amount in a total not exceeding 400 billion yen and a total not exceeding 300 thousand outstanding shares of the subsidiary tracking stock at an amount in total not exceeding 1 billion yen. As a result, Sony Corporation had acquired 2 million outstanding shares of its common stock at an amount in 8,200 million yen. No subsidiary tracking stock had been acquired under this approval.

      The Ordinary General Meeting of Shareholders held on June 22, 2004 approved to amend the articles of incorporation that Sony Corporation may purchase its own shares by a resolution of the Board of Directors, in accordance with the amendments to the Japanese Commercial code enacted on September 25, 2003. With the amendment of the articles of incorporation, Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders.

(3)     Retained earnings:

      The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2004 was 524,111 million yen. The appropriation of retained earnings for the year ended March 31, 2004 including cash dividends for the six-month period ended March 31, 2004 has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on April 26, 2004 and was then recorded in the statutory books of account, in accordance with the Japanese Commercial Code.

      Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 2,967 million yen and 2,261 million yen at March 31, 2003 and 2004, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)     Other comprehensive income:

      Other comprehensive income for the years ended March 31, 2002, 2003 and 2004 were as follows:

	Pre-tax	Tax	Net-of-tax
	amount	expense	amount

	(Yen in millions)
For the year ended March 31, 2002:
Unrealized gains on securities —
Unrealized holding gains or losses arising during the period	(24,857)	4,614	(20,243)
Less: Reclassification adjustment for gains or losses included in net income	(2,594)	1,318	(1,276)
Unrealized losses on derivative instruments —
Cumulative effect of an accounting change	2,040	(951)	1,089
Unrealized holding gains or losses arising during the period	5,470	(3,033)	2,437
Less: Reclassification adjustment for gains or losses included in net income	(7,200)	2,963	(4,237)
Minimum pension liability adjustment	(38,391)	16,163	(22,228)
Foreign currency translation adjustments	101,483	(4,051)	97,432

Other comprehensive income	35,951	17,023	52,974

For the year ended March 31, 2003:
Unrealized gains on securities —
Unrealized holding gains or losses arising during the period	(18,575)	8,948	(9,627)
Less: Reclassification adjustment for gains or losses included in net income	3,421	867	4,288
Unrealized losses on derivative instruments —
Unrealized holding gains or losses arising during the period	(6,268)	1,791	(4,477)
Less: Reclassification adjustment for gains or losses included in net income	682	(287)	395
Minimum pension liability adjustment	(181,725)	71,089	(110,636)
Foreign currency translation adjustments — Translation adjustments arising during the period	(87,103)	3,110	(83,993)
Less: Reclassification adjustment for losses included in net income	7,665	—	7,665

Other comprehensive income	(281,903)	85,518	(196,385)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pre-tax	Tax	Net-of-tax
	amount	expense	amount

	(Yen in millions)
For the year ended March 31, 2004:
Unrealized gains on securities —
Unrealized holding gains or losses arising during the period	89,861	(31,890)	57,971
Less: Reclassification adjustment for gains or losses included in net income	(7,371)	1,692	(5,679)
Unrealized losses on derivative instruments —
Unrealized holding gains or losses arising during the period	11,586	(4,049)	7,537
Less: Reclassification adjustment for gains or losses included in net income	(5,961)	2,617	(3,344)
Minimum pension liability adjustment	162,408	(68,993)	93,415
Foreign currency translation adjustments —
Translation adjustments arising during the period	(134,312)	5,199	(129,113)
Less: Reclassification adjustment for losses included in net income	1,232	—	1,232

Other comprehensive income	117,443	(95,424)	22,019

      During the years ended March 31, 2003 and 2004, 7,665 million yen and 1,232 million yen of foreign currency translation adjustments was transferred respectively from other comprehensive income and charged to income as a result of the liquidation of certain foreign subsidiaries.

15.     Stock-based compensation plans

      Sony has four types of stock-based compensation plans as incentive plans for directors, corporate executive officers and selected employees.

(1)     Warrant plan:

      Upon issuance of unsecured bonds with detachable warrants which are described in Note 10, Sony Corporation has purchased all of the detachable warrants and distributed them to the directors, corporate executive officers and selected employees of Sony. By exercising a warrant, directors, corporate executive officers and selected employees can purchase the common stock or subsidiary tracking stock of Sony Corporation, the number of which is designated by each plan. The warrants generally vest ratably over a period of three years, and are exercisable up to six years from the date of grant.

(2)     Convertible Bond plan:

      Sony has an equity-based compensation plan for selected executives of Sony’s United States of America subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds which have characteristics similar to that of an option plan. Each convertible bond can be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant. The convertible bonds vest ratably over a three-year period and are exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a non-interest bearing employee loan, no accounting recognition was given to either the convertible bonds or the employee loans in Sony’s consolidated balance sheet as a right of offset exists between the convertible bonds and the employee loans.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3)     Stock Acquisition Rights:

      During the year ended March 31, 2003, Sony adopted an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to the directors, corporate executive officers and selected employees of Sony, and subsidiary tracking stock acquisition rights for the purpose of granting stock options to the directors and selected employees of Sony Communication Network Corporation, pursuant to the Commercial Code of Japan. The stock acquisition rights generally vest ratably over a period of three years and are exercisable up to ten years from the date of grant.

      Presented below is a summary of the activity for common stock warrant, convertible bond and stock acquisition rights plans for the years shown:

	Year Ended March 31

	2002		2003		2004

		Weighted-		Weighted-		Weighted-
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	Shares	price	Shares	price	Shares	price

		(Yen)		(Yen)		(Yen)
Outstanding at beginning of the fiscal year	2,800,270	9,911	5,853,892	8,648	9,640,892	7,832
Granted	3,397,300	6,877	3,874,100	5,313	4,148,700	4,434
Exercised	(8,294)	6,264	—	—	—	—
Forfeited	(335,384)	6,384	(87,100)	8,306	(556,700)	6,760

Outstanding at end of the fiscal year	5,853,892	8,648	9,640,892	7,832	13,232,892	5,831

Exercisable at end of the fiscal year	2,082,640	8,127	4,314,292	9,773	6,828,992	7,002

      A summary of common stock warrants, convertible bond options and stock acquisition rights outstanding and exercisable at March 31, 2004 is as follows:

	Outstanding			Exercisable

		Weighted-	Weighted-		Weighted-
Exercise price	Number of	average	average	Number of	average
range	Shares	exercise price	remaining life	Shares	exercise price

(Yen)		(Yen)	(Years)		(Yen)
3,864~7,000	10,534,192	4,777	7.78	4,329,092	5,191
7,001~12,992	2,698,700	9,946	4.23	2,499,900	10,138

3,864~12,992	13,232,892	5,831	7.05	6,828,992	7,002

      A summary of subsidiary tracking stock warrants and stock acquisition rights outstanding and exercisable at March 31, 2004 is as follows:

	Outstanding			Exercisable

		Weighted-	Weighted-		Weighted-
Exercise price	Number of	average	average	Number of	average
range	Shares	exercise price	remaining life	Shares	exercise price

(Yen)		(Yen)	(Years)		(Yen)
815~3,300	136,454	1,702	7.40	45,100	2,533

      As the exercise prices for the warrant, convertible bond and stock acquisition rights plans were determined based on the prevailing market price shortly before the date of grant, the compensation

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expense for these plans was not significant for the years ended March 31, 2002, 2003 and 2004, respectively.

      The weighted-average fair value per share at the date of grant for common stock warrants, convertible bond options and stock acquisition rights granted during the years ended March 31, 2002, 2003 and 2004 were 2,554 yen, 1,707 yen and 1,230 yen, respectively. The fair value of common stock warrants, convertible bond options and stock acquisition rights granted on the date of grant, which is amortized to expense over the vesting period in determining the pro forma impact, is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended March 31

Weighted-average assumptions	2002	2003	2004

Risk-free interest rate	2.58%	1.73%	1.27%
Expected lives	3.28 years	3.30 years	3.56 years
Expected volatility	50.81%	44.54%	43.70%
Expected dividend	0.40%	0.49%	0.63%

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

      In December 2001, Sony granted options under its convertible bond plan to certain employees in exchange for the employees agreeing to cancel an equal number of outstanding SARs. Under FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation — an interpretation of APB Opinion No. 25”, no compensation charge was recorded as the number and terms of the new options under the convertible bond plan were substantially the same as the SARs that were cancelled.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The status of the SAR plans is summarized as follows:

	Year Ended March 31

	2002		2003		2004

		Weighted-		Weighted-		Weighted-
	Number of	average	Number of	average	Number of	average
	SARs	exercise price	SARs	exercise price	SARs	exercise price

		(Yen)		(Yen)		(Yen)
Outstanding at beginning of the fiscal year	3,565,246	6,218	2,410,394	6,644	2,343,028	6,341
Granted	141,525	7,813	28,750	6,323	—	—
Exercised	(91,330)	5,862	(11,800)	5,727	—	—
Cancelled	(1,192,672)	5,951	—	—	—	—
Expired or forfeited	(12,375)	8,520	(84,316)	7,274	(816,460)	5,494

Outstanding at end of the fiscal year	2,410,394	6,644	2,343,028	6,341	1,526,568	6,424

Exercisable at end of the fiscal year	1,864,928	6,282	2,176,319	6,211	1,462,391	6,421

      A summary of SARs outstanding and exercisable at March 31, 2004 is as follows:

	Outstanding			Exercisable

		Weighted-	Weighted-		Weighted-
Exercise price	Number of	average	average	Number of	average
range	SARs	exercise price	remaining life	SARs	exercise price

(Yen)		(Yen)	(Years)		(Yen)
3,183~5,000	302,984	4,079	2.18	282,365	4,035
5,001~10,000	1,199,459	6,886	1.70	1,155,901	6,868
10,001~15,000	24,125	12,938	4.71	24,125	12,938

3,183~15,000	1,526,568	6,424	1.84	1,462,391	6,421

      In accordance with APB No. 25 and its related interpretations, the SARs compensation expense is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price, which is consistent with the accounting treatment prescribed for SAR plans in FAS No. 123. For the years ended March 31, 2002 and 2003, Sony recognized a reduction in SARs compensation expense of 4,748 million yen and 670 million yen, respectively, due to the decline in Sony’s stock price during the years. For the year ended March 31, 2004, Sony recognized 105 million yen of SARs compensation expense.

16.     Restructuring charges and asset impairments

      As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives within the Electronics, Music and Pictures businesses. For the years ended March 31, 2002, 2003 and 2004, Sony recorded total restructuring charges of 106,974 million yen,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

106,251 million yen and 168,091 million yen, respectively. Significant restructuring charges and asset impairments include the following:

Electronics Segment

      In an effort to improve the performance of the Electronics segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the years ended March 31, 2002, 2003 and 2004, Sony recorded total restructuring charges of 86,852 million yen, 72,473 million yen and 143,310 million yen, respectively, within the Electronics segment. Significant restructuring activities are the following:

Downsizing of computer display CRT operations -

      In the year ended March 31, 2002, as flat panel monitors became more popular in the marketplace, the demand for computer display CRTs was drastically reduced. In this situation, Sony decided to abandon certain manufacturing equipment for computer display CRTs mainly in the U.S. in the second quarter of the year ended March 31, 2002. Restructuring charges totaling 19,639 million yen consisted of non-cash equipment write-down and other costs of 6,261 million yen, costs related to the buy-out and cancellation of operating leases totaling 11,264 million yen and other costs related to the disposal of equipment of 2,114 million yen. Of the total restructuring charges recorded, 946 million yen was recorded in cost of sales; 13,257 million yen was included in selling, general and administrative expense, and 5,436 million yen was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. The restructuring activity was completed in the year ended March 31, 2003 and no liability existed as of March 31, 2004.

      In the year ended March 31, 2003, due to further market shrinkage and demand shift from CRT displays to LCDs, Sony made a decision to discontinue certain computer display CRT manufacturing operations in Japan and Southeast Asia to rationalize production facilities and downsize its business. Restructuring charges totaling 6,902 million yen consisted of personnel related costs of 1,208 million yen, non-cash equipment impairment and disposal and other costs of 4,010 million yen and contract termination and other costs of 1,684 million yen. Of the total restructuring charges, 1,264 million yen was recorded in cost of sales; 1,684 million yen was included in selling, general and administrative expense, and 3,954 million yen was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. The restructuring activity was completed in the year ended March 31, 2003 and no liability existed as of March 31, 2004.

Downsizing of TV display CRT operations -

      In the year ended March 31, 2004, due to market shrinkage and demand shift from CRT displays to plasma and LCD panel displays, Sony made a decision to discontinue certain TV display CRT manufacturing operations in Japan to rationalize production facilities and downsize its business. Restructuring charges totaling 8,478 million yen consisted of personnel related costs of 3,139 million yen and non-cash equipment impairment, disposal and other costs of 5,339 million yen. Of the total restructuring charges, 158 million yen was recorded in cost of sales; 3,139 million yen was included in selling, general and administrative expense, and 5,181 million yen was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This restructuring activity was completed as of March 31, 2004 and no further costs are expected to be incurred for this restructuring activity. The remaining liability balance as of March 31, 2004 was 2,227 million yen and will be paid or settled through the year ending March 31, 2005.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Aiwa Co., Ltd. restructuring -

      In the year ended March 31, 2002, in response to a decline in performance of Aiwa Co., Ltd., and its subsidiaries (“Aiwa”), Aiwa underwent a drastic restructuring program to eliminate the causes of this downward trend and to return to profitability. Aiwa recorded restructuring charges totaling 25,484 million yen in the year ended March 31, 2002, which included a reduction of unprofitable product lines, plant closures and a reduction of the work force. These charges consisted of non-cash equipment write-down and disposal costs of 10,244 million yen, personnel related costs of 8,209 million yen, and other costs of 7,031 million yen including the devaluation of inventory. Among these charges 5,734 million yen was recorded in cost of sales; 9,506 million yen was included in selling, general and administrative expense, and 10,244 million yen was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. Aiwa eliminated its employees from various employee levels, business functions, operating units and geographic regions.

      Due to the continued decline in the operating results of Aiwa, the restructuring program that was initiated in the year ended March 31, 2002 was accelerated and additional restructuring charges of 23,007 million yen were recorded in the year ended March 31, 2003. Additional restructuring included further cuts in staffing levels and shutdown of remaining production facilities. These charges consisted of non-cash equipment impairment and disposal costs of 3,504 million yen, personnel related costs of 7,647 million yen, devaluation of inventory of 6,144 million yen, operating lease termination costs of 3,823 million yen and other costs of 1,889 million yen Among these charges 13,791 million yen was recorded in cost of sales; 5,712 million yen was included in selling, general and administrative expense, and 3,504 million yen was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. The restructuring program was completed in the year ended March 31, 2003 and no reserve existed as of March 31, 2003. Aiwa Co., Ltd. was merged into Sony Corporation as of December 1, 2002.

Closing of a semiconductor plant in the U.S. -

      Due to a significant decline in the business conditions of the U.S. semiconductor industry, Sony made a decision in the fourth quarter of the year ended March 31, 2003, to close a semiconductor plant in the U.S. During the year ended March 31, 2004, the scope of the restructuring program was revised and the total restructuring costs are now estimated to be 6,984 million yen, of which 6,730 million yen has been incurred through March 31, 2004. During the year ended March 31, 2003, Sony recorded restructuring charges totaling 5,856 million yen, which consisted of the accelerated depreciation of equipment of 3,128 million yen, personnel related costs of 1,329 million yen, the devaluation of inventory and other costs of 1,399 million yen. These charges were all recorded in cost of sales in the consolidated statements of income.

      During the year ended March 31, 2004, Sony recorded net restructuring charges totaling 874 million yen which consisted of the accelerated depreciation and write-down of equipment of 1,982 million yen, gain on disposal of assets of 1,962 million yen, and 854 million yen of other costs including lease contract termination costs. Among these charges 1,760 million yen was recorded in cost of sales, while asset write-down and disposal costs of 1,076 million yen and the gain on asset disposals of 1,962 million yen were included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This restructuring program is expected to be completed by the end of the year ending March 31, 2005. The remaining liability balance as of March 31, 2004 was 560 million yen and will be paid or settled through the year ending March 31, 2005.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Retirement Programs -

      In addition to the restructuring efforts disclosed above, Sony has undergone several headcount reduction programs to further reduce operating costs in the Electronics segment. As a result of these programs, Sony recorded restructuring charges totaling 22,930 million yen, 17,609 million yen and 114,001 million yen for the years ended March 31, 2002, 2003 and 2004, respectively, and these charges were included in selling, general and administrative expense in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. The remaining liability balance as of March 31, 2004 was 18,260 million yen and will be paid through the year ending March 31, 2005. Sony will continue offering early retirement programs in order to further reduce fixed costs in the Electronics segment.

Music Segment

      Due to the continued contraction of the worldwide music market due to slow worldwide economic growth, the saturation of the CD market, the effects of piracy and other illegal duplication, parallel imports, pricing pressures and the diversification of customer preferences, Sony has been actively repositioning the Music segment for the future by looking to create a more effective and profitable business model. As a result, the Music segment has undergone a worldwide restructuring program since the year ended March 31, 2001 to reduce staffing and other costs through the consolidation and rationalization of facilities worldwide. For the years ended March 31, 2002, 2003 and 2004, Sony recorded total restructuring charges of 8,599 million yen, 22,350 million yen and 10,691 million yen, respectively, within the Music segment excluding Japan. During the year ended March 31, 2004, Sony broadened the scope of its worldwide restructuring of the Music segment and the total restructuring cost of this program is now estimated to be 55,359 million yen, of which 49,548 million yen was incurred from inception of the program through the year ended March 31, 2004. Total estimated restructuring costs do not take into account the impact of the proposed merger of the recorded music business of Sony and Bertlesmann AG. See Note 22 for more information on this proposed merger. Should this merger take place, the recorded music business may incur additional restructuring costs. At March 31, 2004, the liability balance was 6,214 million yen with most of the liabilities being paid or settled during the year ending March 31, 2005. Without taking into account the proposed merger with Bertlesmann AG, the worldwide restructuring program is expected to be completed by the year ending March 31, 2006. In addition to the above, Sony also recorded restructuring charges of 1,519 million yen and 1,291 million yen for the years ended March 31, 2003 and 2004, respectively, in Japan which were personnel related costs included in selling, general and administrative expense in the consolidated statement of income. Significant restructuring activities included the following:

      In the year ended March 31, 2002, Sony recorded restructuring charges totaling 8,599 million yen. Restructuring activities included the rationalization of digital media initiatives and portfolio investment businesses in order to focus on core music activities and staff reductions. Charges incurred in the year ended March 31, 2002 consisted of personnel related costs of 5,100 million yen, non-cash asset impairment and disposal costs of 787 million yen, and other costs of 2,712 million yen including lease termination costs. Among these charges 7,812 million yen was included in selling, general and administrative expense, and 787 million yen was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.

      In the year ended March 31, 2003, restructuring charges related to the worldwide restructuring of the Music segment totaled 22,350 million yen. Restructuring activities included the further consolidation of operations through the shutdown of a cassette and CD manufacturing and distribution center in Holland and a CD manufacturing facility in the U.S. as well as further staff reductions in other areas. The restructuring charges consisted of personnel related costs of 14,932 million yen, non-cash asset impairment

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and disposal costs of 3,256 million yen and other costs of 4,162 million yen including lease termination costs. Among these charges 19,094 million yen was recorded in selling, general and administrative expense, and 3,256 million yen was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. Employees were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.

      During the year ended March 31, 2004, Sony broadened the scope of its worldwide restructuring of the Music segment, which resulted in restructuring charges totaling 10,691 million yen. Restructuring activities included the continuation of the shutdown of the CD manufacturing facility in the U.S. as well as the restructuring of music label operations and the further rationalization of overhead functions through staff reductions. The restructuring charges consisted of personnel related costs of 5,137 million yen, lease abandonment costs of 1,323 million yen and other related costs of 4,231 million yen including non-cash asset impairment and disposal costs. Most of these charges are included in selling, general and administrative expense in the consolidated statements of income. Employees were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.

Pictures Segment

      In an effort to improve the performance of the Pictures segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the years ended March 31, 2002, 2003 and 2004, Sony recorded total restructuring charges of 8,452 million yen, 480 million yen and 4,611 million yen, respectively, within the Pictures segment. Significant restructuring activities are the following:

Consolidation of Television Operations -

      Due to changes within the television production and distribution business, the competition between network owned production companies and other production and distribution companies to license product to the major televisions networks is becoming more intense. This competitive environment has resulted in fewer opportunities to produce shows for the networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. This trend has resulted in an increase in the number of new programs being distributed yet canceled in their first or second season, which are generally less profitable, and a decrease in the number of network programs that are able to achieve syndication, which are generally more profitable. As a result, in the year ended March 31, 2002, Sony decided to consolidate its television operations and downsize the network television production business in the Pictures segment. Sony recorded restructuring charges totaling 8,452 million yen which consisted of personnel related costs of 1,753 million yen, non-cash asset impairment and disposal costs of 1,767 million yen, and other costs of 4,932 million yen including those relating to the buy-out of term deal commitments. These restructuring charges were all recorded in cost of sales in the consolidated statements of income. In the year ended March 31, 2003, additional restructuring charges totaling 480 million yen were recorded. These costs were included in cost of sales in the consolidated statements of income. No further costs are expected to be incurred for this restructuring activity. The remaining liability balance was 211 million yen as of March 31, 2004 and will be paid or settled through the year ending March 31, 2005. The restructuring plan is expected to be completed by the second quarter of the year ending March 31, 2005.

Fixed Cost Reduction Program -

      During the year ended March 31, 2004, the Pictures segment implemented a fixed cost reduction program to further reduce its operating costs. This restructuring program primarily related to the reduction of staffing levels and the disposal of certain long-lived assets. The total estimated cost of this restructuring

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

program is 4,928 million yen, of which 4,611 million yen has incurred through March 31, 2004. These restructuring charges consisted of personnel related costs of 993 million yen, non-cash asset impairment and disposal costs of 1,746 million yen, and other costs of 1,872 million yen including those relating to the buy-out of term deal commitments. Of the restructuring costs incurred, 1,525 million yen was included in cost of sales, 1,340 million yen was included in selling, general and administrative expense, and 1,746 million yen was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This restructuring program is expected to be completed over the next year and 317 million yen is expected to be incurred in the next fiscal year. At March 31, 2004, the remaining liability balance was 216 million yen which will be paid or settled over the next year.

      The following table displays the balance of the accrued restructuring charges recorded for the years ended March 31, 2002, 2003 and 2004.

	Employee	Non-cash
	termination	write-downs	Other associated
	benefits	and disposals	costs	Total

	(Yen in millions)
Balance at March 31, 2001	1,261	—	1,088	2,349
Restructuring costs	38,123	39,598	29,253	106,974
Non-cash charges	—	(39,598)	—	(39,598)
Cash payments	(33,291)	—	(16,907)	(50,198)
Adjustments	150	—	203	353

Balance at March 31, 2002	6,243	—	13,637	19,880
Restructuring costs	46,953	42,768	16,530	106,251
Non-cash charges	—	(42,240)	—	(42,240)
Cash payments	(38,548)	—	(23,172)	(61,720)
Adjustments	136	(528)	(1,208)	(1,600)

Balance at March 31, 2003	14,784	—	5,787	20,571
Restructuring costs	133,367	19,170	15,554	168,091
Non-cash charges	—	(19,170)	—	(19,170)
Cash payments	(124,674)	—	(13,686)	(138,360)
Adjustments	1,173	0	333	1,506

Balance at March 31, 2004	24,650	—	7,988	32,638

17.	Research and development costs, advertising costs and shipping and handling costs

(1)	Research and development costs:

      Research and development costs charged to cost of sales for the years ended March 31, 2002, 2003 and 2004 were 433,214 million yen, 443,128 million yen and 514,483 million yen, respectively.

(2)	Advertising costs:

      Advertising costs included in selling, general and administrative expenses for the years ended March 31, 2002, 2003 and 2004 were 401,960 million yen, 442,741 million yen and 421,433 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3)	Shipping and handling costs:

      Shipping and handling costs for finished goods included in selling, general and administrative expenses for the years ended March 31, 2002, 2003 and 2004 were 98,800 million yen, 98,195 million yen and 106,590 million yen , respectively, which included the internal transfer costs of finished goods.

18.	Gain on issuances of stock by subsidiaries and equity investees

      Total gains on issuances of stock by equity investees were 503 million yen for the year ended March 31, 2002. There were no gains on issuances of stock for subsidiaries and equity investees for the year ended March 31, 2003.

      In January 2004, FeliCa Networks, Inc., whose field of business is Mobile FeliCa IC chip development and production/sales licensing and operation of the Mobile FeliCa service platform, issued 115,000 shares at 100,000 yen per share valued at 11,500 million yen yen in connection with its private offering. As a result of this issuance, Sony recorded a gain of 3,364 million yen and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 100% to 60%.

      In addition to the above transaction, for the year ended March 31, 2004, Sony recognized 1,506 million yen of other gains on issuances of stock by subsidiaries and equity investees resulting in total gains of 4,870 million yen. These transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.

19.	Income Taxes

      Income before income taxes and income tax expense comprise the following:

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Income (loss) before income taxes:
Sony Corporation and subsidiaries in Japan	(5,103)	(7,998)	(84,571)
Foreign subsidiaries	97,878	255,619	228,638

	92,775	247,621	144,067

Income taxes — Current:
Sony Corporation and subsidiaries in Japan	55,641	69,311	22,286
Foreign subsidiaries	59,289	109,536	64,933

	114,930	178,847	87,219

Income taxes — Deferred:
Sony Corporation and subsidiaries in Japan	(46,082)	(90,016)	(32,845)
Foreign subsidiaries	(3,637)	(8,000)	(1,600)

	(49,719)	(98,016)	(34,445)

      Sony is subjected to a number of different income taxes. Due to changes in Japanese income tax regulations, a consolidated tax filing system was introduced on April 1, 2002. Sony applied to file its return under the consolidated tax filing system beginning with the year ended March 31, 2004. Under the Japanese consolidated tax filing system, a 2% surtax was imposed only for the year ended March 31, 2004. As a result, the statutory tax rate was 43.9% for the year ended March 31, 2004.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For the year ending March 31, 2005, a corporation size-based enterprise tax is introduced which supersedes the current enterprise tax. As a result, the statutory tax rate for the year ending March 31, 2005 is approximately 41% effective April 1, 2004. The newly enacted rate was used in calculating the future expected tax effects of temporary differences as of March 31, 2004. The effect of the changes in the tax rates on the balance of deferred tax assets and liabilities was insignificant.

      Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Year Ended March 31

	2002	2003	2004

Statutory tax rate	42.0%	42.0%	43.9%
Increase (reduction) in taxes resulting from:
Income tax credits	(2.1)	(1.9)	(2.4)
Change in valuation allowances	55.5	5.5	6.5
Decrease in deferred tax liabilities on undistributed earnings of foreign subsidiaries	(21.6)	(14.8)	(9.2)
Reversal of foreign tax reserves	(6.5)	—	—
Other	3.0	1.8	(2.2)

Effective income tax rate	70.3%	32.6%	36.6%

      The significant components of deferred tax assets and liabilities are as follows:

	March 31

	2003	2004

	(Yen in millions)
Deferred tax assets:
Operating loss carryforwards for tax purposes	130,473	196,308
Accrued pension and severance costs	213,284	150,073
Film costs	33,907	54,194
Warranty reserve and accrued expenses	64,094	45,664
Accrued bonus	32,694	36,285
Future insurance policy benefits	34,734	35,855
Inventory — intercompany profits and write-down	34,423	30,241
Depreciations	15,724	14,108
Reserve for doubtful accounts	20,256	14,005
Tax credit carryforwards	33,762	13,740
Other	119,671	141,731

Gross deferred tax assets	733,022	732,204
Less: Valuation allowance	(116,068)	(127,577)

Total deferred tax assets	616,954	604,627

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	March 31

	2003	2004

	(Yen in millions)
Deferred tax liabilities:
Insurance acquisition costs	(118,689)	(125,768)
Unbilled accounts receivable in the Pictures business	(68,462)	(71,586)
Unrealized gains on securities	(15,041)	(45,239)
Undistributed earnings of foreign subsidiaries	(46,449)	(44,778)
Intangible assets acquired through exchange offerings	(38,882)	(36,490)
Gain on securities contribution to employee retirement benefit trust	(17,438)	(16,899)
Other	(9,543)	(39,435)

Gross deferred tax liabilities	(314,504)	(380,195)

Net deferred tax assets	302,450	224,432

      The valuation allowance mainly relates to deferred tax assets of Sony Corporation and certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance were an increase of 53,595 million yen for the year ended March 31, 2002, a decrease of 136,140 million yen for the year ended March 31, 2003 and an increase of 11,509 million yen for the year ended March 31, 2004.

      As discussed in Note 8, 33,525 million yen of the decrease in the valuation allowance for the year ended March 31, 2003 relates to the realization of tax benefits from operating loss carryforwards that were acquired in connection with Sony’s acquisition of companies within the Electronics, Music and Pictures businesses. The reversal of the valuation allowance upon realization of tax benefit from operating loss carryforwards resulted in the reduction of goodwill.

      Tax benefits which have been realized through utilization of operating loss carryforwards for the years ended March 31, 2002, 2003 and 2004 were approximately 31,700 million yen, 19,000 million yen and 12,000 million yen, respectively.

      Net deferred tax assets are included in the consolidated balance sheets as follows:

	March 31

	2003	2004

	(Yen in millions)
Current assets — Deferred income taxes	143,999	125,532
Other assets — Deferred income taxes	328,091	203,203
Current liabilities — Other	(10,561)	(8,110)
Long-term liabilities — Deferred income taxes	(159,079)	(96,193)

Net deferred tax assets	302,450	224,432

      At March 31, 2004, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling 902,567 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2004 for such temporary differences amounted to 206,052 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Operating loss carryforwards for corporate income tax and local income tax purposes of Sony Corporation and certain consolidated subsidiaries in Japan at March 31, 2004 amounted to 346,431 million yen and 512,362 million yen, respectively, which are available as an offset against future taxable income. Deferred tax asset on the operating loss carryforwards for corporate income tax and local income tax in Japan are calculated by multiplying approximately 28% and 13%, respectively.

      Operating loss carryforwards for tax purposes of certain foreign consolidated subsidiaries at March 31, 2004 amounted to 85,095 million yen.

      With the exception of 68,217 million yen with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 7 years.

      Tax credit carryforwards for tax purposes at March 31, 2004 amounted to 13,740 million yen. With the exception of 9,518 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 9 years. Realization is dependent on such companies generating sufficient taxable income prior to expiration of the loss carryforwards and tax credit carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period are changed.

20.	Reconciliation of the differences between basic and diluted net income per share (“EPS”)

(1)	Income before cumulative effect of accounting changes and net income allocated to each class of stock:

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Income before cumulative effect of accounting changes allocated to the common stock	9,381	115,648	90,756
Income before cumulative effect of accounting changes allocated to the subsidiary tracking stock	(49)	(129)	(128)

Income before cumulative effect of accounting changes	9,332	115,519	90,628

Net income allocated to the common stock	15,359	115,648	88,639
Net income allocated to the subsidiary tracking stock	(49)	(129)	(128)

Net income	15,310	115,519	88,511

      As discussed in Note 2, the earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stockholders’ economic interest.

      The statutory retained earnings of SCN (the subsidiary tracking stock entity as discussed in Note 14) available for dividends to the shareholders were 209 million yen as of March 31, 2002, which decreased by 374 million yen during the year ended March 31, 2002 after the date of issuance.

      The accumulated losses of SCN were 779 million yen and 1,764 million yen as of March 31, 2003 and 2004, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	EPS attributable to common stock:

      Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2002, 2003 and 2004 is as follows:

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Income before cumulative effect of accounting changes allocated to the common stock	9,381	115,648	90,756
Effect of dilutive securities:
Convertible bonds	—	2,398	2,260

Income before cumulative effect of accounting changes allocated to the common stock for diluted EPS computation	9,381	118,046	93,016

	Thousands of shares

Weighted-average shares	918,462	919,706	923,650
Effect of dilutive securities:
Warrants	108	12	48
Convertible bonds	2,664	78,873	76,517

Weighted-average shares for diluted EPS computation	921,234	998,591	1,000,215

	Yen

Basic EPS	10.21	125.74	98.26

Diluted EPS	10.18	118.21	93.00

      For the year ended March 31, 2002, 75,201 thousand shares of potential common stock upon the conversion of convertible bonds were excluded from the computation of diluted EPS due to their antidilutive effect.

      44,603 thousand shares of potential common stock upon the conversion of 250,000 million yen convertible bond issued dated December 18, 2003 were excluded from the computation of the number of weighted-average shares for diluted EPS since the conditions to exercise the stock acquisition rights were not met during the year ended March 31, 2004 after the date of issuance.

      Potential common stock upon the exercise of warrants and stock acquisition rights, which were excluded from the computation of diluted EPS since they have an exercise price in excess of the average market value of Sony’s common stock during the fiscal year, were 2,665 thousand shares, 4,141 thousand shares, and 6,796 thousand shares for the years ended March 31, 2002, 2003 and 2004, respectively.

      Warrants and stock acquisition rights of subsidiary tracking stock for the years ended March 31, 2002, 2003 and 2004, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since they did not have a dilutive effect.

      Stock options issued by affiliated companies accounted for under the equity method for the years ended March 31, 2002, 2003 and 2004, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since such stock options did not have a dilutive effect.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On October 1, 2002, Sony implemented a share exchange as a result of which Aiwa became a wholly-owned subsidiary. As a result of this share exchange, Sony issued 2,502 thousand shares. The shares were included in the computation of basic and diluted EPS.

(3)	EPS attributable to subsidiary tracking stock:

      Weighted-average shares used for computation of EPS attributable to subsidiary tracking stock for the years ended March 31, 2002, 2003 and 2004 were 3,072 thousand shares. As discussed in Note 2, there were no potentially dilutive securities for EPS of subsidiary tracking stock outstanding at March 31, 2002, 2003 and 2004.

21.	Variable interest entities

      Sony has, from time to time, entered into various arrangements with VIEs. These arrangements consist of facilities which provide for the leasing of certain property, the financing of film production, the development and operation of a multi-use real estate complex and the implementation of a stock option plan for Japanese employees. As described in Note 2, the FASB issued FIN No. 46, which requires the consolidation or disclosure of VIEs. The VIEs that have been consolidated by Sony are described as follows:

      Sony leases the headquarters of its U.S. subsidiary from a VIE, which has been consolidated by Sony since July 1, 2003. Upon consolidation of the VIE, assets and liabilities increased by 25,277 million yen and 27,035 million yen, respectively, and a cumulative effect of accounting change of 1,729 million yen was charged to net income with no tax effect. Sony has the option to purchase the building at any time during the lease term which expires in December 2008 for 26,941 million yen. The debt held by the VIE is unsecured. At the end of the lease term, Sony has agreed to either renew the lease, purchase the building or remarket it to a third party on behalf of the owner. If the sales price is less than 26,941 million yen, Sony is obligated to make up the lesser of the shortfall or 22,609 million yen.

      A subsidiary in the Pictures business entered into a joint venture agreement with a VIE for the purpose of funding the acquisition of certain international film rights. The subsidiary is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts, as defined, and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees. The VIE was capitalized with total financing of 42,894 million yen. Of this amount, 1,162 million yen was contributed by the subsidiary, 10,037 million yen was provided by unrelated third party investors and the remaining funding is provided through a 31,695 million yen bank credit facility. On July 1, 2003, Sony consolidated this entity. Upon consolidation of the VIE, assets and liabilities increased by 10,179 million yen and 10,586 million yen, respectively, and a cumulative effect of accounting change of 388 million yen was charged to net income with no tax effect. As of March 31, 2004, the total outstanding under the bank credit facility was 15,251 million yen. Under the agreement, the subsidiary’s 1,162 million yen equity investment is the last equity to be repaid. Additionally, it must pay to the third party investors up to 2,007 million yen of any losses out of a portion of its distribution fees. Any losses incurred by the VIE over and above 3,170 million yen will be shared by the other investors. The subsidiary is obligated to acquire the international distribution rights, as defined, for twelve pictures meeting certain minimum requirements within a 3.5 to 4.5 year period and transfer those rights to the VIE at cost plus a 5 percent fee. Sony has certain limited obligations to repay any outstanding balance under the bank credit facility up to certain amounts as defined in the agreement. Separately, if the subsidiary is unable to deliver twelve pictures to the VIE and the bank credit facility or the third party equity investors are not paid in full by March 10, 2008 (or earlier upon the occurrence of certain events), the subsidiary is required to reimburse the VIE to the extent necessary to repay the bank credit facility in full and pay

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

certain minimum returns to the third party equity investors. See Note 22 for more information on the contingent liability on this agreement.

      Sony has utilized a VIE to erect and operate a multi-use real estate complex in Berlin, Germany, which had been accounted for under the equity method by Sony until June 30, 2003. On July 1, 2003, Sony consolidated this entity. Upon consolidation of the VIE, assets and liabilities increased by 61,320 million yen and 60,329 million yen, respectively. However, there was no impact to Sony’s net income. The VIE was capitalized with 89,650 million yen of total funding, 32,343 million yen was provided by equity investors with the remaining funding of 57,307 million yen being provided through a syndicated bank loan which matures in November 2004. The syndicated bank loan is secured by the multi-use real estate complex, of which book value was 61,912 million yen at March 31, 2004. Creditors of the VIE have no recourse to the general credit of Sony.

      Sony has utilized a VIE to implement a stock option plan for selected Japanese employees. The VIE has been consolidated by Sony since its establishment. With respect to this entity, there was no impact to Sony’s results of operations and financial position upon the adoption of FIN No. 46. Under the terms of the stock option plan, upon exercise, Japanese employees receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the plan. In order to minimize cash flow exposure associated with the plan, Sony holds treasury stock through the VIE. The VIE purchased the common stock with funding provided by the employee’s cash contribution and a bank loan. At March 31, 2004, the balance of the bank loan was 5,046 million yen.

      There is no VIE in which Sony holds a significant variable interest that Sony is not the primary beneficiary.

22.	Commitments and contingent liabilities

(1)	Commitments:

      Commitments outstanding at March 31, 2004 amounted to 316,066 million yen. The major components of these commitments are as follows:

      In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2004, such commitments outstanding were 20,796 million yen.

      Certain subsidiaries in the Music business have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly through March 31, 2007. As of March 31, 2004, these subsidiaries were committed to make payments under such long-term contracts of 39,073 million yen.

      Certain subsidiaries in the Pictures business have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights therein. These agreements cover various periods mainly through March 31, 2006. As of March 31, 2004, these subsidiaries were committed to make payments under such contracts of 32,212 million yen.

      A subsidiary in the Pictures business has also entered into a distribution agreement with a third party to distribute, in certain markets and territories, all feature length films produced or acquired by the third party during the term of the agreement. The distribution agreement expires on December 31, 2006 if a minimum of 36 films have been delivered as of that date. If 36 films have not been delivered by December 31, 2006, the distribution agreement expires on the earlier of the delivery of the 36th film or May 25, 2007. It is estimated that the third party will produce or acquire a total of 43 films under the distribution agreement. The subsidiary has the right to distribute the films for 15 years from the initial theatrical release of the film. Under the terms of the distribution agreement, the subsidiary must fund a

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

portion of the production cost and is responsible for all distribution and marketing expenses. As of March 31, 2004, 26 films have been released or funded by the subsidiary. The subsidiary’s estimated commitment to fund the production of the remaining films under this agreement is 63,020 million yen.

      On March 8, 2004, Sony Corporation signed an agreement with Samsung Electronics Co., Ltd. (“Samsung”) to establish a joint venture, named S-LCD Corporation (“S-LCD”), for the production of amorphous TFT LCD products. In April 2004, S-LCD was formally established through the joint venture investments of Sony and Samsung. Sony’s ownership interest in the joint venture will be 50% less one share of the issued and outstanding shares of S-LCD. S-LCD will be accounted for by Sony under the equity method. Under the joint venture agreement, Sony is committed to fund a total of 96,285 million yen during the year ending March 31, 2005.

      The schedule of the aggregate amounts of year-by-year payment of commitments during the next five years and thereafter is as follows:

Year ending March 31,	Yen in millions

2005	184,734
2006	65,890
2007	36,175
2008	8,930
2009	1,661
Thereafter	18,676

Total	316,066

      In December 2003, Sony and Bertlesmann AG signed a binding agreement to combine their recorded music businesses in a joint venture. The newly formed company will be 50% owned by each parent company. The merger is subject to regulatory approvals in the U.S. and European Union.

(2)	Contingent liabilities:

      Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 59,862 million yen at March 31, 2004. The major components of the contingent liabilities are as follows:

      Sony has issued loan guarantees to related parties comprised of affiliated companies accounted for under the equity method and unconsolidated subsidiaries. The terms of these guarantees are mainly up to 3 years. Sony would be required to perform under these guarantees upon non-performance of the primary borrowers. The contingent liability related to these guarantees was 19,903 million yen and was not recorded on the consolidated balance sheet as of March 31, 2004.

      As discussed in Note 21, a subsidiary in the Pictures business entered into a joint venture agreement with a VIE. At March 31, 2004, the maximum amount of potential future payments associated with this agreement was 38,153 million yen. Of this amount, 20,198 million yen was recorded on the consolidated balance sheet and the contingent liability was 17,955 million yen as of March 31, 2004.

      Sony has agreed to indemnify certain third parties against tax losses resulting from transactions entered into in the normal course of business. The maximum amount of potential future payments under these guarantees cannot be estimated at this time. These guarantees were not recorded on the consolidated balance sheet as of March 31, 2004.

      Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both Sony and its legal counsel, management of Sony

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

believes that damages from such lawsuits, if any, would not have a material effect on Sony’s consolidated financial statements.

      The changes in product warranty liability for the years ended March 31, 2003 and 2004 are as follows:

	Year Ended March 31,

	2003	2004

	(Yen in millions)
Balance at beginning of the fiscal year	53,671	51,892
Provision for warranty reserve	47,260	51,569
Settlements (in cash or in kind)	(46,628)	(46,971)
Changes in estimate for pre-existing warranty reserve	(2,032)	(2,970)
Translation adjustment	(379)	(2,850)

Balance at end of the fiscal year	51,892	50,670

23.	Business Segment Information

      Effective for the year ended March 31, 2004, Sony has partly changed its business segment configuration as described below.

      Expenses incurred in connection with the creation of a network platform business have been transferred out of the Other segment and reclassified as unallocated corporate expenses, because the expected future benefits of this business will be spread across the Sony Group. Sony Music Entertainment, (Japan), Inc. (“SMEJ”), which is a subsidiary focused on Music business in Japan, has transferred those business operations not part of its core Music business to Sony Culture Entertainment, Inc. (“SCU”) The separation of these business operation which include such businesses as media, animation, character, cosmetics etc., will allow the management of SMEJ to focus on its core Music business and more quickly react to the changes in the Music industry on a worldwide level. The businesses now integrated under SCU have been moved from the Music segment to the Other segment.

      In accordance with these realignments, business segment information for the years ended March 31, 2002 and 2003 have been restated to conform to the presentation for the year ended March 31, 2004.

      The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation and PlayStation 2 game consoles and related software mainly in Japan, the United States of America and Europe, manufactures semiconductors used in the game consoles in Japan, and licenses to third party software developers. The Music segment is mainly engaged worldwide in the development, production, manufacture, and distribution of recorded music, in all commercial formats and musical genres. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the United States of America, and markets, distributes and broadcasts in the worldwide market. The Financial Services segment represents primarily individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and bank business in Japan. The Other segment consists of various operating activities, primarily including a business focused on network service business including Internet-related services, an in-house oriented information system service business and an IC card business, and an advertising agency business in Japan. Sony’s products and services are generally unique to a single operating segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

Business segments -

Sales and operating revenue:

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Sales and operating revenue:
Electronics —
Customers	4,772,550	4,543,313	4,758,400
Intersegment	513,631	397,137	138,995

Total	5,286,181	4,940,450	4,897,395
Game —
Customers	986,529	936,274	753,732
Intersegment	17,185	18,757	26,488

Total	1,003,714	955,031	780,220
Music —
Customers	541,418	512,908	487,457
Intersegment	58,633	84,598	72,431

Total	600,051	597,506	559,888
Pictures —
Customers	635,841	802,770	756,370
Intersegment	0	0	0

Total	635,841	802,770	756,370
Financial Services —
Customers	480,190	509,398	565,752
Intersegment	28,932	27,878	27,792

Total	509,122	537,276	593,544
Other —
Customers	161,730	168,970	174,680
Intersegment	99,733	137,323	155,712

Total	261,463	306,293	330,392
Elimination	(718,114)	(665,693)	(421,418)

Consolidated total	7,578,258	7,473,633	7,496,391

      Electronics intersegment amounts primarily consist of transactions with the Game business.

      Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses.

      Other intersegment amounts primarily consist of transactions with the Electronics business.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment profit or loss:

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Operating income (loss):
Electronics	(1,158)	41,380	(35,298)
Game	82,915	112,653	67,578
Music	22,132	(7,867)	18,995
Pictures	31,266	58,971	35,230
Financial Services	21,822	22,758	55,161
Other	(18,249)	(24,983)	(10,030)

Total	138,728	202,912	131,636
Elimination	17,148	15,897	14,530
Unallocated amounts:
Corporate expenses	(21,245)	(33,369)	(47,264)

Consolidated operating income	134,631	185,440	98,902
Other income	96,328	157,528	122,290
Other expenses	(138,184)	(95,347)	(77,125)

Consolidated income before income taxes	92,775	247,621	144,067

      Operating income is sales and operating revenue less costs and operating expenses. Unallocated corporate expenses include stock-based compensation expenses (Note 15).

      In the quarter beginning October 1, 2003, the recognition method for insurance premiums received on certain products by Sony Life was changed from being recorded as revenues to being offset against the related provision for future insurance policy benefits, reducing revenue in the Financial Services segment in the year ended March 31, 2004, by approximately 30.8 billion yen. This change did not have a material effect on operating income.

Assets:

	March 31

	2002	2003	2004

	(Yen in millions)
Total assets:
Electronics	3,089,791	2,848,492	2,876,490
Game	722,021	673,208	684,226
Music	675,186	604,311	575,276
Pictures	960,266	868,395	856,517
Financial Services	2,482,536	2,897,119	3,475,039
Other	315,984	350,521	393,291

Total	8,245,784	8,242,046	8,860,839
Elimination	(268,416)	(261,407)	(313,245)
Corporate assets	208,427	389,906	543,068

Consolidated total	8,185,795	8,370,545	9,090,662

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Unallocated corporate assets consist primarily of cash and cash equivalents, marketable securities and property, plant and equipment maintained for general corporate purposes.

Other significant items:

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Depreciation and amortization:
Electronics	211,910	190,836	196,185
Game	49,655	53,496	57,256
Music	33,388	32,605	30,826
Pictures	10,619	8,552	7,844
Financial Services, including deferred insurance acquisition costs	37,227	52,041	56,586
Other	8,015	10,157	13,455

Total	350,814	347,687	362,152
Corporate	3,321	4,238	4,117

Consolidated total	354,135	351,925	366,269

Capital expenditures for segment assets:
Electronics	220,032	170,323	242,696
Game	47,822	40,986	100,360
Music	20,882	20,284	12,935
Pictures	11,501	7,138	6,013
Financial Services	16,023	3,655	4,618
Other	5,861	16,993	10,124

Total	322,121	259,379	376,746
Corporate	4,613	1,862	1,518

Consolidated total	326,734	261,241	378,264

      The capital expenditures in the above table represent the additions to fixed assets of each segment.

      The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics business is managed as a single operating segment by Sony’s management. Effective for the year ended March 31, 2004, Sony has partly changed its product category configuration. The main changes are that the computer display product group, which includes LCD television and computer display, has been moved from “Information and Communications” to “Televisions”, and the set-top box product group which includes digital set-top boxes has been moved from

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

“Televisions” to “Video”. Accordingly, sales and operating revenue for the years ended March 31, 2002 and 2003 have been restated to conform to the presentation for the year ended March 31, 2004.

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Audio	747,469	682,517	623,582
Video	847,311	851,064	948,111
Televisions	984,290	950,166	917,207
Information and Communications	998,773	836,724	834,757
Semiconductors	182,276	204,710	253,237
Components	511,579	527,782	623,799
Other	500,852	490,350	557,707

Total	4,772,550	4,543,313	4,758,400

Geographic information -

      Sales and operating revenue which are attributed to countries based on location of customers for the years ended March 31, 2002, 2003 and 2004 and long-lived assets as of March 31, 2002, 2003 and 2004 are as follows:

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Sales and operating revenue:
Japan	2,248,115	2,093,880	2,220,747
U.S.A.	2,461,523	2,403,946	2,121,110
Europe	1,609,111	1,665,976	1,765,053
Other	1,259,509	1,309,831	1,389,481

Total	7,578,258	7,473,633	7,496,391

	March 31

	2002	2003	2004

	(Yen in millions)
Long-lived assets:
Japan	1,462,709	1,365,160	1,430,443
U.S.A.	812,309	713,524	671,534
Europe	156,560	164,459	211,147
Other	174,070	148,616	133,640

Total	2,605,648	2,391,759	2,446,764

      There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

      Transfers between reportable business or geographic segments are made at arms-length prices.

      There are no sales and operating revenue with a single major external customer for the years ended March 31, 2002, 2003 and 2004.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following information shows sales and operating revenue and operating income by geographic origin for the years ended March 31, 2002, 2003 and 2004. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

	Year Ended March 31

	2002	2003	2004

	(Yen in millions)
Sales and operating revenue:
Japan —
Customers	2,498,641	2,247,030	2,352,923
Intersegment	2,312,718	2,433,998	2,514,698

Total	4,811,359	4,681,028	4,867,621
U.S.A. —
Customers	2,637,861	2,632,176	2,341,304
Intersegment	184,966	189,502	198,450

Total	2,822,827	2,821,678	2,539,754
Europe —
Customers	1,440,281	1,520,930	1,647,694
Intersegment	91,329	121,598	66,950

Total	1,531,610	1,642,528	1,714,644
Other —
Customers	1,001,475	1,073,497	1,154,470
Intersegment	853,324	789,444	813,798

Total	1,854,799	1,862,941	1,968,268
Elimination	(3,442,337)	(3,534,542)	(3,593,896)

Consolidated total	7,578,258	7,473,633	7,496,391

Operating income:
Japan	36,188	11,444	(70,029)
U.S.A.	30,704	98,762	85,290
Europe	24,460	62,206	78,822
Other	76,061	63,773	70,543
Corporate and elimination	(32,782)	(50,745)	(65,724)

Consolidated total	134,631	185,440	98,902

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

		Additions
		Charged
	Balance at	to Costs			Balance
	Beginning	and	Deductions	Other	at End
	of Period	Expenses	(Note 1)	(Note 2)	of Period

	(Yen in millions)
Year ended March 31, 2002:
Allowance for doubtful accounts and sales returns	109,648	68,434	(64,657)	7,401	120,826

Year ended March 31, 2003:
Allowance for doubtful accounts and sales returns	120,826	87,330	(89,284)	(8,378)	110,494

Year ended March 31, 2004:
Allowance for doubtful accounts and sales returns	110,494	78,323	(65,281)	(10,862)	112,674

Notes:

1.	Amounts written off.

2.	Translation adjustment.

	Balance at				Balance
	Beginning			Other	at End
	of Period	Additions	Deductions	(Note 1)	of Period

Year ended March 31, 2002:
Valuation allowance — Deferred tax assets	198,613	77,519	(35,147)	11,223	252,208

Year ended March 31, 2003:
Valuation allowance — Deferred tax assets	252,208	72,303	(189,843)	(18,600)	116,068

Year ended March 31, 2004:
Valuation allowance — Deferred tax assets	116,068	63,936	(39,199)	(13,228)	127,577

Note:

1.	Translation adjustment.