Form 20-F
period 2005-03-31
SONY CORP
filed 2005-06-23
CIK 313838

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2005
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

	Outstanding as of

	March 31, 2005	March 30, 2005
Title of Class	(Tokyo Time)	(New York Time)

Common Stock	997,211,213
Subsidiary Tracking Stock	3,072,000
American Depositary Shares		135,460,544
          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐
          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑
          In this document, Sony Corporation and its consolidated subsidiaries are together referred to as “Sony.” In addition, sales and operating revenue is referred to as “sales” in the narrative description except in the Consolidated Financial Statements.
          The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 20, 2005 was 109.42 yen = 1 U.S. dollar.
          As of March 31, 2005, Sony Corporation had 913 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method with respect to its 56 affiliated companies.

Cautionary Statement
      Statements made in this annual report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe”, “expect”, “plans”, “strategy”, “prospects”, “forecast”, “estimate”, “project”, “anticipate”, “aim”, “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game, Music, Pictures and Other segments); (iv) Sony’s ability to implement successfully personnel reduction and other business reorganization activities in its Electronics, Music, Pictures and Other segments; (v) Sony’s ability to implement successfully its network strategy for its Electronics, Music, Pictures and Other segments and to develop and implement successful sales and distribution strategies in its Music, Pictures and Other segments in light of the Internet and other technological developments; (vi) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (vii) shifts in customer demand for financial services such as life insurance and failure to conduct successful Asset Liability Management in the Financial Services segment and (viii) the success of Sony’s joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.
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

Item 1.	Identity of Directors, Senior Management and Advisers
      Not Applicable

Item 2.	Offer Statistics and Expected Timetable
      Not Applicable

Item 3.	Key Information
Selected Financial Data

	Fiscal Year Ended March 31

	2001		2002		2003		2004		2005

	(Yen in millions, Yen per share amounts)
Income Statement Data:
Sales and operating revenue	7,314,824		7,578,258		7,473,633		7,496,391		7,159,616
Operating income	225,346		134,631		185,440		98,902		113,919
Income before income taxes	265,868		92,775		247,621		144,067		157,207
Income taxes	115,534		65,211		80,831		52,774		16,004
Income before cumulative effect of accounting changes	121,227		9,332		115,519		90,628		168,551
Net income	16,754		15,310		115,519		88,511		163,838
Data per Share of Common Stock:
Income before cumulative effect of accounting changes
— Basic	132.64		10.21		125.74		98.26		180.96
— Diluted	124.36		10.18		118.21		89.03		162.59
Net income
— Basic	18.33		16.72		125.74		95.97		175.90
— Diluted	19.28		16.67		118.21		87.00		158.07
Cash dividends declared
Interim	12.50		12.50		12.50		12.50		12.50
	(11.15 cents	)	(10.07 cents	)	(10.50 cents	)	(11.37 cents	)	(12.12 cents	)
Fiscal year-end	12.50		12.50		12.50		12.50		12.50
	(10.01 cents	)	(9.78 cents	)	(10.53 cents	)	(11.26 cents	)	(11.29 cents	)
Depreciation and amortization*	348,268		354,135		351,925		366,269		372,865
Capital expenditures (additions to fixed assets)	465,209		326,734		261,241		378,264		356,818
Research and development costs	416,708		433,214		443,128		514,483		502,008
Balance Sheet Data:
Net working capital	830,734		778,716		719,166		381,140		746,803
Long-term debt	843,687		838,617		807,439		777,649		678,992
Stockholders’ equity	2,315,453		2,370,410		2,280,895		2,378,002		2,870,338
Total assets	7,827,966		8,185,795		8,370,545		9,090,662		9,499,100
Number of shares issued at fiscal year-end (thousands of shares of common stock)	919,617		919,744		922,385		926,418		997,211
Stockholders’ equity per share of common stock	2,521.19		2,570.31		2,466.81		2,563.67		2,872.21

*	Depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.

	Average*	High	Low	Period-End

	(Yen)
Yen Exchange Rates per U.S. Dollar:
Fiscal year ended March 31
2001	111.65	104.19	125.54	125.54
2002	125.64	115.89	134.77	132.70
2003	121.10	115.71	133.40	118.07
2004	113.07	120.55	104.18	104.18
2005	107.49	114.30	102.26	107.22
2004
December		105.59	102.56	102.68
2005
January		104.93	102.26	103.55
February		105.84	103.70	104.25
March		107.49	103.87	107.22
April		108.67	104.64	104.64
May		108.17	104.41	107.97
June (through June 20)		109.58	106.64	109.42

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 20, 2005 was 109.42 yen = U.S. 1 dollar.

*	The average yen exchange rates represent average noon buying rates on the last business day of each month during the respective period.
Notes to Selected Financial Data:

1.	In July 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants issued the Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony’s operating income decreased by 5,156 million yen for the fiscal year ended March 31, 2005. Additionally, on April 1, 2004, Sony recognized 4,713 million yen of loss (net of income taxes of 2,675 million yen) as a cumulative effect of an accounting change. In addition, the separate account assets, which are defined by insurance business law in Japan and were previously included in “Securities investments and other” on the consolidated balance sheet, were excluded from the category of separate accounts under SOP 03-1. Accordingly, assets previously treated as separate account assets are now treated within general account assets.

2.	In July 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share.” In accordance with Statement of Financial Accounting Standards (“FAS”) No. 128, “Earnings Per Share,” Sony had not previously included in the computation of diluted earnings per share (“EPS”) the number of potential shares of common stock issuable upon the conversion of contingently convertible debt instruments (“Co-Cos”) that have not met the conditions to exercise the associated stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of shares of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise such rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended

December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of its income before cumulative effect of an accounting change and its net income for the fiscal year ended March 31, 2004 were restated respectively. Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2005 were decreased by 7.26 yen and 7.06 yen, respectively, compared to those before the adoption of EITF Issue No. 04-8.

3.	In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletins (“ARB”) No. 51”, and the revised FIN No. 46 was issued in December 2003. This interpretation addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). Sony adopted FIN No. 46 on July 1, 2003. As a result of the adoption of FIN No. 46, Sony recognized a 2,117 million yen charge as a cumulative effect of an accounting change. Additionally, Sony’s assets and liabilities increased by 96,776 million yen and 97,950 million yen, respectively, including cash and cash equivalents of 1,521 million yen.

4.	On April 1, 2001, Sony adopted FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an Amendment of FASB Statement No. 133”. As a result, Sony’s operating income, income before income taxes and net income for the fiscal year ended March 31, 2002 decreased by 3,007 million yen, 3,441 million yen and 2,167 million yen, respectively. Additionally, Sony recorded a one-time non-cash after-tax unrealized gain of 1,089 million yen in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of 5,978 million yen in the cumulative effect of accounting changes in the consolidated statement of income. In April 2003, the FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” Sony adopted FAS No. 149 on July 1, 2003. The adoption of FAS No. 149 did not have an impact on Sony’s results of operations and financial position.

5.	In July 2001, the FASB issued FAS No. 142, “Goodwill and Other Intangible Assets.” Sony adopted FAS No. 142 retroactive to April 1, 2001. As a result, Sony’s operating income and income before income taxes for the fiscal year ended March 31, 2002 increased by 20,114 million yen and income before cumulative effect of accounting changes as well as net income for the fiscal year ended March 31, 2002 increased by 18,932 million yen.

Capitalization and Indebtedness
      Not Applicable
Reasons for the Offer and Use of Proceeds
      Not Applicable
Risk Factors
      This section contains forward-looking statements that are subject to the Cautionary Statement appearing on page 2 of this annual report. Risks to Sony are also discussed elsewhere in this annual report, including without limitation in the other sections of this annual report referred to in the Cautionary Statement.
Sony must overcome increasingly intense pricing competition, especially in the Electronics and Game segments.
      Sony’s Electronics and Game segments produce consumer products that compete against products sold by an increasing number of competitors on the basis of factors including price. In order to produce products that appeal to changing and increasingly diverse consumer preferences, and to overcome the fact that a relatively high percentage of consumers already possess products similar to those that Sony offers, Sony’s Electronics and Game segments must develop superior technology, anticipate consumer tastes and rapidly develop attractive products. In the Electronics segment, Sony faces increasingly intense pricing pressure in a variety of consumer product areas. Sony’s sales and operating income depend on Sony’s ability to continue to develop and offer products at competitive prices that meet changing and increasingly diversified consumer preferences.
Sony is subject to competition from firms that may be more specialized.
      Sony’s businesses, primarily within the Electronics segment, face a broad range of competitors, from large international companies to an increasing number of relatively small, rapidly growing, and highly specialized organizations. Sony has a portfolio of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Sony may not fund or invest in certain of its businesses to the same degree that its competitors do, and these competitors may have greater financial, technical, and marketing resources available to them than the businesses of Sony against which they compete.
Sony’s sales and profitability are sensitive to economic trends in Sony’s major markets.
      A consumer’s decision to purchase products such as those offered by Sony’s Electronics, Game, Music and Pictures segments is to a very significant extent discretionary. Accordingly, weakening economic conditions or outlook can reduce consumption in any of Sony’s major markets, causing material declines in Sony’s sales and operating income. In the fiscal year ended March 31, 2005, 29.3 percent, 27.6 percent and 22.6 percent of Sony’s sales and operating revenue were attributable to Japan, the U.S. and Europe, respectively. If economic conditions in Japan, the U.S. or Europe deteriorate, or if the effects of international political and military instability depress consumer confidence, Sony’s short- to mid-term sales and profitability may be significantly adversely affected.
Foreign exchange rate fluctuations can affect financial results because a large portion of Sony’s sales and assets are denominated in currencies other than the yen.
      Sony’s consolidated statements of income are prepared from the local currency-denominated financial results of each of Sony Corporation’s subsidiaries around the world which are translated into yen at the average market rate during each financial period. Sony’s consolidated balance sheets are prepared using local currency-denominated assets and liabilities of each of Sony Corporation’s subsidiaries around the world, which are translated into yen at the market rate at the end of each financial period. A large proportion of Sony’s consolidated financial results, assets and liabilities is accounted for in currencies other than the Japanese yen. For example, only 29.3 percent of Sony’s sales and operating revenue in the fiscal year ended March 31, 2005 were originally recorded in Japan. Accordingly, Sony’s consolidated results, assets and liabilities in Sony’s businesses that operate internationally, principally in its Electronics, Game, Music and Pictures segments, may be materially affected by changes in the exchange rates of foreign currencies when translating into Japanese yen. In the fiscal year ended March 31, 2005, for example, Sony’s consolidated operating income prepared on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”) in yen increased from the preceding fiscal year by 15.2 percent; however, if Sony’s consolidated operating income had been prepared on a local currency basis, it would have increased by 26 percent. (Refer to “Operating Results” in “Item 5. Operating and Financial Review and Prospects.”) Operating results on a local currency basis described herein reflect sales and operating revenue and operating income obtained by applying the yen’s monthly average exchange rate in the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the current fiscal year. Foreign exchange fluctuations may have a negative impact on Sony’s results in the future, especially if the yen strengthens significantly against the U.S. dollar or euro.
Foreign exchange fluctuations can affect Sony’s results of operations due to sales and expenses in different currencies.
      Exchange rate fluctuations affect Sony’s operating profitability because many of Sony’s products are sold in countries other than the ones in which they were manufactured. The concentration of research and development, administrative functions and manufacturing activities within the Electronics segment largely in Japan, makes this segment particularly sensitive to the yen’s appreciation as the ratio of yen-denominated costs to total costs is higher than the ratio of yen-denominated revenue to total revenue. Volatile mid- to long-term changes in exchange rate levels, such as the decade-long strengthening of the yen against major currencies between 1985 and 1995, when the yen appreciated from a level in excess of 260 yen to the U.S. dollar to a level of less than 80 yen to the U.S. dollar, may interfere with Sony’s global allocation of resources and hinder Sony’s ability to execute procurement, production, logistics, and sales activities in a manner that is profitable after the effect of such exchange rate changes.
      Although Sony hedges the net foreign currency exposure resulting from import and export transactions shortly before they are projected to occur, such hedging activity cannot entirely eliminate the risk of adverse exchange rate fluctuations.
Sony may not be able to recover its increasingly diverse and increasingly expensive investments in technology development and production capacity.
      Sony’s businesses, particularly the Electronics segment, compete in markets characterized by ever-shortening product life cycles caused by changing consumer preferences and rapid technological innovation. In order to be profitable in such markets, Sony is continuing to invest heavily in research and development and semiconductor fabrication equipment. Recent examples of such expenditures include research and development investment in 65 nanometer semiconductor process technology with IBM Corporation and Toshiba Corporation and an investment in a joint venture with Samsung Electronics Co., Ltd. (“Samsung”) to produce 7th generation amorphous thin film transistor (“TFT”) LCD panels. Sony may not be able to recover these investments, in part or in full, and its mid-term profitability could be adversely affected as a result. (Refer to “Trend Information” in “Item 5. Operating and Financial Review and Prospects.”)
Sony’s business reorganization efforts are costly and may not attain their objectives.
      Sony has engaged in significant reorganization initiatives in an effort to allocate managerial resources into core areas and improve operating efficiency and profitability. These efforts have included the concentration of resources into profitable businesses by withdrawing from or downsizing selected businesses. Other efforts have been made to reduce fixed costs including a reduction in the number of Sony’s employees around the world.
      Since the fiscal year ended March 31, 2004, Sony has been implementing Transformation 60, a three-year program scheduled to end March 31, 2006, that consists of a series of fundamental reforms including an increase in research and development spending and investments in order to strengthen core businesses, and undertaking restructuring initiatives such as implementing personnel reductions, withdrawal from selected businesses and other programs to reduce fixed costs.
      Restructuring charges recorded on a consolidated basis for Transformation 60 during the fiscal years ended March 31, 2004 and 2005 were 168.1 billion yen and 90.0 billion yen, respectively. Sony expects to incur restructuring charges totaling approximately 330 billion yen through the three-year implementation of Transformation 60. The details of the restructuring plan for the fiscal year ending March 31, 2006 have yet to be determined in full.
      Restructuring charges are recorded in cost of sales, selling, general, and administrative expense and loss on sale, disposal or impairment of assets, net and thus decrease Sony’s consolidated operating and net income. Moreover, due to internal or external factors, the improved efficiencies and cost savings projected may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to a worsening of market conditions beyond expectations. Such possible internal factors could include, for example, a decision to implement new restructuring initiatives not already planned or a decision to increase research and development outlays or other investments beyond currently projected levels, either of which might increase total costs of the program. Possible external factors could include, for example, increased burdens from regional labor regulations and union contracts that could prevent Sony from executing its restructuring initiatives as planned. Therefore, such reorganizations may not result in improved efficiency, increased ability to respond to market changes or reallocation of resources to more profitable activities. The inability to fully and successfully implement restructuring programs may cause Sony to have insufficient financial resources to carry out its research and development plans and to invest in targeted growth business areas.
Sony must efficiently manage its procurement of parts, the market conditions for which are volatile, and control its inventory of products and parts, the demand for which is volatile.
      In the Electronics and Game segments Sony places orders for components, determines production and plans inventory in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict. In the past Sony has experienced both a shortage of semiconductors, which resulted in Sony’s inability to meet demand for its personal computers and audio visual products, and a surplus in certain semiconductors that resulted in the recording of losses when semiconductor prices fell. Sony consumes a tremendous volume of parts and components for its products such as semiconductors and LCD panels. Consequently, market fluctuations may cause a shortage of parts and components, and may affect Sony’s production or the cost of goods sold. Sony’s profitability may also be adversely affected by supply or inventory shortages or inventory adjustments that, as a result of efforts to reduce inventory by temporarily halting production or by reducing the price of goods, will lead to an increase in the ratio of cost of sales to sales. Sony writes down the value of its inventory when components or products have become obsolete, when inventory exceeds the amount expected to be used, or when the value of the inventory is otherwise recorded at a higher value than net realizable value. Such inventory adjustments have had and, if Sony is not successful in managing its inventory in the future, will have a material adverse effect on Sony’s operating income and profitability. (For more information on sources of supply refer to “Sources of Supply” in “Item 4. Information on the Company.”)
Sony’s Game and Electronics segments are particularly sensitive to year-end holiday season demand.
      Since the Game segment offers a relatively small range of hardware products (PS one, PlayStation 2, PlayStation Portable) and is dependent upon year-end holiday season demand, factors such as changes in the competitive environment, changes in market conditions, delays in the release of highly anticipated software titles and insufficient supply of hardware during the year-end holiday season can negatively impact the financial performance of the segment.
      The Electronics segment is also dependent upon year-end holiday season demand and, to a lesser extent than the Games segment, is susceptible to weak sales and supply shortages that prevent it from meeting demand for its products during this season.
Sony’s Music segment, Sony’s investment in SONY BMG MUSIC ENTERTAINMENT, and the Pictures segment are subject to digital piracy, which may become increasingly more prevalent with the development of new technologies.
      In Sony’s Music segment, at SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), as well as in the Pictures segment, the development of digital technology has created new risks with respect to Sony’s ability to protect its copyrights. Advances in technology that enable the transfer and downloading of digital audio and visual files from the Internet without authorization from the owners of rights to such content threaten the conventional copyright-based business model by making it easier to create and redistribute unauthorized audio and visual files. Such unauthorized distribution has adversely affected sales and operating results within the Music segment, as well as in Sony’s investment in SONY BMG, and threatens to adversely affect sales and operating income in the Pictures segment. These technological advances include new digital devices such as hard disk drive video and audio recorders, CD and DVD recorders and peer-to-peer digital distribution services. As a result, Sony has incurred and will continue to incur expenses to develop new services for the authorized digital distribution of music, movies and television programs and to combat unauthorized digital distribution of its copyrighted content. These initiatives will increase Sony’s near-term expenses and may not achieve their intended result.

Sony’s Music segment and Sony’s investment in SONY BMG are dependent on establishing new artists, and Sony’s Music and Pictures segments, as well as Sony’s investment in SONY BMG, are subject to increasing prices for talent.
      The success of Sony’s Music segment and Sony’s investment in SONY BMG is highly dependent on establishing artists that appeal to customers, and the competition with other entertainment companies for such talent is intense. If the Music segment and SONY BMG are unable to find and establish new talented artists, sales, operating income and equity in net income (loss) of affiliated companies may be adversely affected. In addition, with respect to the Music and Pictures segments, as well as SONY BMG, Sony has experienced and may continue to experience significant increases in talent-related spending.
Sony’s Pictures segment is subject to labor interruption.
      The Pictures segment is dependent upon highly specialized union members who are essential to the production of motion pictures and television programs. A strike by one or more of these unions could delay or halt production activities. Such a delay or halt, depending on the length of time involved, could cause delay or interruption in the release of new motion pictures and television programs and thereby could adversely affect revenues and cash flows in the Pictures segment.
Operating results for Sony’s Pictures segment vary according to the cost of productions, customer acceptance, and competing products.
      Operating results for the Pictures segment’s motion picture and television productions can materially fluctuate depending primarily upon the cost of such productions and acceptance of such productions by the public, which are difficult to predict. In addition, the commercial success of the Pictures segment’s motion picture and television productions depend upon the acceptance of other competing productions, and the availability of alternative forms of entertainment and leisure activities.
In addition to the need for maintaining a prudent and prescient Asset Liability Management, Sony’s Financial Services segment is subject to valuation losses, shifts in customers’ demand and a variability in claims, at Sony Life Insurance Co., Ltd. and Sony Assurance Inc., as well as mandatory contributions to the Life Insurance Policyholders Protection Corporation of Japan by Sony Life.
      Sony’s Financial Services segment faces rapid shifts in customer demand from more profitable protection-orientated products such as term insurance to less profitable savings-oriented products such as endowment insurance, as well as a risk of unpredictable increases in insurance claims. This segment also may incur valuation losses if the value of securities purchased for investment purposes decreases. In addition, if it fails to conduct Asset Liability Management (“ALM”) in a prudent and prescient manner to pursue an optimal combination of possible risks and expected returns on investment assets and underwriting risks on insurance policy benefits, Sony’s Financial Services segment may not be able to keep providing competitive products and services to customers on a long-term basis. Sony Life Insurance Co., Ltd. (“Sony Life”), which constitutes the largest portion of this segment, is also subject to mandatory contributed reserves for the Life Insurance Policyholders Protection Corporation of Japan (“PPC”), the organization that provides support to insolvent life insurance companies. Sony Life’s estimated required contribution based on the assessments made by the PPC is incorporated in other expenses within Sony Life’s statements of income and long-term liabilities in its balance sheets in Japan. If there are bankruptcies of life insurers, solvent life insurers including Sony Life may be required to contribute additional financial resources.
      In addition, with respect to the companies within the Financial Services segment other than Sony Life, such as Sony Bank Inc., there is a risk of recording valuation losses if the value of securities purchased for investment purposes decreases, or if there is a failure to conduct ALM in a prudent and prescient manner.
Sony may not be successful in implementing its broadband network strategy.
      Sony believes that the utilization of broadband networks to facilitate the integration of hardware and content is essential to differentiating itself in the marketplace. Sony also believes that this strategy will eventually lead to consistent revenue streams. However, this strategy depends on the development (both inside and outside of Sony) of certain network technologies, coordination among Sony’s various business units, and the standardization of technological and interface specifications across business units and within industries. If Sony is not successful in implementing this strategy, it could adversely affect Sony’s mid- to long-term competitiveness.
Sony’s utilization of joint ventures and alliances within strategic business areas may not be successful.
      The composition of Sony during the last several years has reflected a shift towards the establishment of joint ventures and strategic alliances in order to supplement or replace functions that were previously performed by divisions of Sony Corporation or wholly owned subsidiaries, to mitigate the burden of substantial investments and to achieve operating efficiencies through cooperation with other companies.
      Sony currently has investments in several joint ventures, including Sony Ericsson Mobile Communications, AB (“Sony Ericsson”), S.T. Liquid Crystal Display Corporation (“ST-LCD”), a joint venture with Toyota Industries Corporation, and other companies. In April 2004, Sony established S-LCD Corporation a joint venture with Samsung for the production of 7th generation amorphous TFT LCD panels. In August 2004, Sony combined its recorded music business outside of Japan, with the recorded music business of Bertelsmann AG forming the jointly-owned company, SONY BMG. In April 2005, a consortium led by Sony Corporation of America and its equity partners, Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners, completed the acquisition of Metro-Goldwyn-Mayer Inc. (“MGM”). If Sony and its partners are not able to reach their common financial objectives successfully, Sony’s financial performance as a whole may be adversely affected. Sony’s financial performance may also be temporarily adversely affected by the establishment of those alliances, joint ventures and strategic investments even if Sony and its partners remain on course to achieve those common objectives. Recent examples of how Sony’s financial performance has been adversely affected in the course of these types of relationships are the equity in net loss of Sony Ericsson incurred in the fiscal year ended March 31, 2003, totaling 20.8 billion yen and the equity in net loss recorded at SONY BMG in the fiscal year ended March 31, 2005, totaling 3.4 billion yen, primarily as the result of restructuring costs.
Sony’s physical facilities and information systems are subject to damage as a result of disasters, outages, malfeasance or similar events.
      Sony’s headquarters, some of Sony’s major data centers and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the possibility of disaster or damage from earthquake is generally higher than in other parts of the world. In addition, Sony’s offices and facilities, including those used for research and development, material procurement, manufacturing, logistics, sales and services are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of any number of unexpected events. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it could disrupt Sony’s operations, delay production, shipments and revenue, and result in large expenses to repair or replace these facilities or offices.
      In addition, as network and information systems become more important to Sony’s operating activities, network and information system shutdowns caused by unforeseen events such as power outages, disasters, terrorist attack, hardware or software defects, computer viruses and computer hacking pose increasing risks. Such an event could also result in the disruption of Sony’s operations, delay production, shipments and revenue, and result in large expenditures necessary to repair or replace such network information systems. Furthermore, Sony’s operating activities could be subject to risks caused by misappropriation, misuse, leakage, falsification, and disappearance of internal databases, including customer and vendor data.
      Judging from the experience of other similarly situated companies, it is possible that Sony could be exposed to significant monetary liability if such risks were to materialize, and it is also possible that such events could harm Sony’s reputation and credibility. Considering the increasing social awareness concerning the importance of personal information and relevant legislation (Refer to “Government Regulations” in

“Item 4. Information on the Company”), such risks are increasing particularly for businesses that handle a large amount of customer and consumer data. Although Sony continues to take precautions against such unforeseen risks, such as by undertaking efforts to educate operators and administrators who have access to databases about appropriate ways to protect such information, these measures may be insufficient, and Sony may be unable to avoid or prevent such events.
Sony is subject to financial and reputational risks due to product quality and liability issues.
      Sony products, such as software (including software for mobile phone handsets) and electronic devices including semiconductors, are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur, and as demand increases for digital equipment. At the same time product quality and liability issues present greater risks. Sony’s efforts to manage the rapid advancements in technologies and increased demand, as well as to control product quality, may not be successful, and if they are not, Sony may incur expenses in connection with, for example, product recalls, service and lawsuits, and Sony’s brand image and reputation as a producer of high-quality products may suffer.
Sony may be adversely affected by its employee benefit obligations.
      Sony recognizes an unfunded pension obligation (in an amount equal to (i) its Projected Benefit Obligation (“PBO”) less (ii) the fair value of plan assets and accrued pension and severance costs) as a pension cost in a systematic and gradual manner over employees’ average remaining service periods as required under FAS No. 87, “Employers’ Accounting for Pensions”. Any decrease of pension asset value due to low returns from investments or increases in PBO due to a lower discount rate may increase unfunded pension obligations, resulting in an increase in pension expenses recorded as cost of sales or as a selling, general and administrative expense. Refer to Note 14 of Notes to Consolidated Financial Statements for more information regarding Sony’s pension and severance plans. Also refer to “Critical Accounting Policies” in “Item 5. Operating and Financial Review and Prospects”.
      Most pension assets and liabilities recognized on Sony’s consolidated balance sheets relate to Japanese plans, which are subject to the Japanese Defined Benefit Corporate Pension Plan Act pursuant to which Sony is required to meet certain financial criteria including periodic actuarial revaluation and annual settlement of gain or loss of the plan. In the eventuality that the actuarial reserve required by law exceeds the fair value of pension assets, Sony may be required to make an additional contribution to the plan, which would reduce consolidated cash flow.
Sony may be accused of infringing others’ intellectual property rights
      Sony’s products incorporate a wide variety of technologies. Claims could be asserted against Sony that such technology infringes intellectual property owned by others, and the outcome of any such claim would be uncertain.
Sony is dependent upon certain intellectual property rights of others, and Sony may not be able to continue to obtain necessary licenses to employ technology covered by such rights
      Many of Sony’s products are designed to include intellectual property licensed from third parties. Based upon past experience and industry practice, Sony believes that it will be able to obtain or renew licenses relating to various intellectual properties useful in its business that it needs in the future; however, such licenses may not be available at all or on acceptable terms.
Increased reliance on external suppliers may increase financial, reputational and other risks to Sony.
      With the increasing necessity of pursuing quick business development and high operating efficiency with limited managerial resources, Sony increasingly procures from third-party suppliers components (including LCD panels for televisions), and technologies (such as operating software for PCs). In addition, it consigns to external suppliers extensive activities including procurement, manufacturing, logistics, sales and other services. Reliance on outside sources increases the chance that Sony will be unable to prevent products from incorporating defective or inferior third-party technology or components. Products with such defects can adversely affect Sony’s consolidated sales and its reputation for quality products. This reliance on external suppliers may also expose Sony to the effects of suppliers’ insufficient compliance with applicable regulations or infringement of third-party intellectual property rights.
Sony is subject to environmental and occupational health and safety regulations that can increase the costs of operations or limit its activities.
      Sony is subject to environmental and occupational health and safety regulations relating to matters such as reductions or prohibitions in the use of harmful substances, comprehensive compliance and risk management practices in manufacturing activities and products, decreases in the level of standby power of certain products, protection of natural resources and remediation as a result of certain manufacturing operations and the recycling of products, batteries and packaging materials. The European Parliament and the Council of the European Union have published directives on waste electrical and electronic equipment and on the restriction of the use of certain hazardous substances in electrical and electronic equipment. These directives will require electronics producers after August 2005 to bear the cost of collection, treatment, recovery and safe disposal of future products from end-users and to ensure after June 2006 that new electrical and electronic equipment does not contain specified hazardous substances. While the cost of these directives to Sony cannot be determined before regulations are adopted in individual member states, it may be substantial. In the event it is determined that Sony has not complied in a material way with certain environmental laws and regulations, Sony may incur remediation costs or sustain injury to its brand image. Sony’s activities also may be limited if Sony is unable to comply with such regulations, which could adversely affect Sony’s results.
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
      International operations bring challenges. Production in China and other Asian countries of electronics products increases the time necessary to supply products to Europe and the U.S., which can make it more difficult to meet changing customer demand and preferences. Concentration of production of personal computer components in China and Taiwan could lead to production interruptions if a catastrophe or widespread contagion, similar to the spread of Severe Acute Respiratory Syndrome (“SARS”), occurs in the region. Further, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as instability in the Middle East resulting from the Iraq War, cultural and religious conflicts, foreign exchange controls, or unexpected legal or regulatory changes such as import or export controls, nationalization of assets or restrictions on repatriation of returns from foreign investments.
American Depositary Share holders have fewer rights than shareholders and may not be able to enforce judgments based on U.S. securities laws.
      The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining Sony’s accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of the shares underlying the American Depositary Shares (“ADSs”), only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying ADSs in accordance with the instructions of ADS holders and will pay the dividends and distributions collected from Sony. However, ADS holders will not be able to bring a derivative action, examine Sony’s accounting books and records, or exercise appraisal rights through the depositary.
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
History and Development of the Company
      Sony Corporation, the ultimate parent company of Sony, was established in Japan in May 1946 as Tokyo Tsushin Kogyo Kabushiki Kaisha, a joint stock company (Kabushiki Kaisha) under the Japanese Commercial Code (Shoho). In January 1958, it changed its name to Sony Kabushiki Kaisha (“Sony Corporation” in English).
      In December 1958, Sony Corporation was listed on the Tokyo Stock Exchange (the “TSE”). In June 1961, Sony Corporation issued American Depositary Receipts (“ADRs”) in the U.S.
      In March 1968, Sony Corporation established CBS/ Sony Records Inc. in Japan, currently Sony Music Entertainment (Japan) Inc. (“SMEJ”), as a 50:50 joint venture company between Sony Corporation and CBS Inc. in the U.S. In January 1988, SMEJ became a wholly-owned subsidiary of Sony Corporation. In November 1991, SMEJ was listed on the Second Section of the TSE.
      In September 1970, Sony Corporation was listed on the New York Stock Exchange (the “NYSE”).
      In August 1979, Sony Corporation established Sony Prudential Life Insurance Co., Ltd. in Japan, currently Sony Life Insurance Co., Ltd. (“Sony Life”), as a 50:50 joint venture company between Sony Corporation and The Prudential Insurance Company of America. In March 1996, Sony Life became a wholly-owned subsidiary of Sony Corporation.
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
      In November 1993, Sony established Sony Computer Entertainment Inc. (“SCEI”) in Japan.
      In January 2000, acquisition transactions by way of exchanges of stock were completed such that SMEJ, Sony Chemicals Corporation, and Sony Precision Technology Inc. became wholly-owned subsidiaries of Sony Corporation. In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”). Sony Corporation recently announced its intention to terminate the shares of subsidiary tracking stock. (For further information regarding subsidiary tracking stock refer to “Memorandum and Articles of Association” in “Item 10. Additional Information.”)
      In October 2001, Sony Corporation established Sony Ericsson Mobile Communications, AB (“Sony Ericsson”), as a 50:50 joint venture company between Sony Corporation and Telefonaktiebolaget LM Ericsson of Sweden.
      In October 2002, Aiwa Co., Ltd. (“Aiwa”) became a wholly-owned subsidiary of Sony Corporation. In December 2002, Sony Corporation merged with Aiwa.
      In June 2003, Sony Corporation adopted the “Company with Committees” system in line with the revised Japanese Commercial Code. (Refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees”.)
      In April 2004, Sony Corporation established Sony Financial Holdings Inc. (“SFH”) in Japan.

      In April 2004, S-LCD Corporation, a joint venture between Sony Corporation and Samsung Electronics Co., Ltd. of Korea, was established in Korea.
      In August 2004, Sony combined its worldwide recorded music business, excluding its recorded music business in Japan, with the worldwide recorded music business of Bertelsmann AG forming the jointly-owned company, SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) in the U.S. and Europe.
      In April 2005, a consortium led by Sony Corporation of America (“SCA”) and its equity partners, Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners, completed the acquisition of Metro-Goldwyn-Mayer Inc. (“MGM”).
      Sony Corporation’s registered office is located at 7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo 141-0001, Japan, telephone +81-3-5448-2111.
      The agent in the U.S. for purposes of this Item 4 is Sony Corporation of America, 550 Madison Avenue, New York, NY 10022 (Attn: Office of the General Counsel).
Principal Capital Investments
      In the fiscal years ended March 31, 2003, 2004 and 2005, Sony’s capital expenditures (additions to fixed assets on the balance sheets) were 261.2 billion yen, 378.3 billion yen and 356.8 billion yen, respectively. Sony’s capital expenditures are expected to be 410 billion yen during the fiscal year ending March 31, 2006. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects”. Sony invested approximately 150 billion yen in the semiconductor business during the fiscal year ended March 31, 2005. Sony plans to invest 160 billion yen in the semiconductor business in the fiscal year ending March 31, 2006. To finance capital expenditures for the development and manufacturing of semiconductors such as Cell, a highly-advanced processor that will be embedded in a broad range of next-generation digital consumer electronics products, and key devices, including display devices, Sony raised 250 billion yen through the issuance of euro yen zero coupon convertible bonds in December 2003. Refer to “Property, Plant and Equipment” below for a geographic distribution of these investments.
Business Overview
Important Changes during the Fiscal Year
      As of August 1, 2004, Sony combined its recorded music business outside of Japan, with the recorded music business of Bertelsmann AG. The newly formed company, SONY BMG, is 50 percent owned by each parent company. Under U.S. GAAP, SONY BMG is accounted for by Sony using the equity method and, since August 1, 2004, 50 percent of the net profits or losses of this business have been included under “equity in net income (loss) of affiliated companies.”
      In connection with the establishment of this joint venture, Sony’s non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the Electronics segment to recognize the new management reporting structure whereby Sony’s Electronics segment has now assumed responsibility for these businesses. Results for the previous fiscal year in the Electronics and Music segments have been restated to account for this reclassification.
      In the Music segment, results for this fiscal year only include the results of SMEI’s recorded music business for the months of April through July 2004, and results of SMEI’s music publishing business and SMEJ’s for the entire fiscal year. However, results for the previous fiscal year in the Music segment include the consolidated results for SMEI’s recorded music business for all twelve months of the fiscal year, as well as the full fiscal year results for SMEI’s music publishing business and SMEJ.
      In July 2004, Sony completed the integration of its semiconductor manufacturing business in order to establish a more efficient and coordinated semiconductor supply structure by transferring Sony Computer Entertainment’s semiconductor manufacturing operation from the Game segment to the Electronics segment. As a result of this transfer, sales revenue and expenditures associated with this operation are now recorded within the “Semiconductor” category in the Electronics segment. The results for the same period of the prior fiscal years have not been restated as such comparable figures cannot be practically obtained given that the semiconductor manufacturing operation was not operated as a separate line of business within the Game segment. This integration of the semiconductor manufacturing businesses is a part of Sony’s semiconductor strategy of utilizing semiconductor technologies and manufacturing equipment originally developed or designed for the Game business within Sony as a whole.
      On April 8, 2005 a consortium led by SCA and its equity partners, Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners, completed the acquisition of MGM. Under the terms of the acquisition agreement, the aforementioned investor group acquired MGM for $12.00 in cash per MGM share, for a total purchase price of approximately $5.0 billion. In conjunction with the acquisition, SPE entered into agreements to co-finance and produce new motion pictures with MGM, and to distribute MGM’s existing film and television content through SPE’s global distribution channels. MGM will continue to operate under the Metro-Goldwyn-Mayer name as a private company headquartered in Los Angeles. As part of the acquisition, SCA invested $257 million in exchange for 20 percent of the total equity capital. However, based on the percentage of common stock owned, Sony will record 45 percent of MGM’s net income (loss) as equity in net income of affiliated companies.
      Commencing April 1, 2004, Sony partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous fiscal year have been reclassified. The primary changes are as follows;

Main Product	Previous Product Category	New Product Category

AIWA	“Other”	“Audio” or “Video” or “Televisions”
Set-top box	“Video”	“Televisions”
Products and Services
      The following table sets forth Sony’s sales and operating revenue by operating segments and product categories. Figures in parentheses indicate percentage of sales and operating revenue.

	Fiscal Year Ended March 31

	2003		2004		2005

	(Yen in millions)
Electronics
Audio	784,114	(10.5)	675,496	(9.0)	571,864	(8.0)
Video	828,308	(11.1)	949,261	(12.7)	1,034,736	(14.5)
Televisions	981,655	(13.1)	925,501	(12.3)	957,122	(13.4)
Information and Communications	836,724	(11.2)	834,757	(11.1)	778,374	(10.9)
Semiconductors	204,710	(2.7)	253,237	(3.4)	246,314	(3.4)
Components	527,782	(7.1)	623,799	(8.3)	619,477	(8.6)
Other	460,888	(6.2)	576,217	(7.7)	578,349	(8.1)

Segment Total	4,624,181	(61.9)	4,838,268	(64.5)	4,786,236	(66.9)

Game	936,274	(12.5)	753,732	(10.1)	702,524	(9.8)

Music	433,147	(5.8)	409,487	(5.5)	216,779	(3.0)

Pictures	802,770	(10.7)	756,370	(10.1)	733,677	(10.2)

Financial Services	509,398	(6.8)	565,752	(7.5)	537,715	(7.5)

Other	167,863	(2.3)	172,782	(2.3)	182,685	(2.6)

Sales and operating revenue	7,473,633	(100.0)	7,496,391	(100.0)	7,159,616	(100.0)

Notes:
Sony manages the Electronics segment as a single operating segment. However, Sony believes that the product category information in the Electronics segment is useful to investors in understanding the sales contributions of the products in this business segment.
In the third quarter beginning October 1, 2003, the recognition method of insurance premiums received on certain products at Sony Life was changed from being recorded as revenues to being offset against the related provision for future insurance policy benefits, reducing revenue in the Financial Services segment in the fiscal year ended March 31, 2004 and in the fiscal year ended March 31, 2005, by 30.8 billion yen and 67.5 billion yen, respectively. This change did not have a material effect on operating income in the Financial Services segment.
Electronics
      In the Electronics segment, Sony is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and professional markets. Sony’s principal manufacturing facilities are located in Japan, Malaysia, China, the U.S., the U.K., Singapore, Spain and Mexico, and its products are marketed by sales subsidiaries and unaffiliated local distributors and sold through direct sales via the Internet throughout the world. In addition to internationalizing its production operations, Sony has been promoting the transfer of research and development activities and management functions overseas to bring its overseas operations into closer proximity to local communities and markets.
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
Information and Communications:

“Information and Communications” includes PCs, printer systems, personal digital assistants, and broadcast-and professional-use audio, video and monitors and other professional-use equipment.
Semiconductors:

“Semiconductors” includes LCDs, charge coupled devices (“CCDs”) and other semiconductors.
Components:

“Components” includes optical pickups, batteries, audio/video/data recording media, and data recording systems.
Other:

“Other” includes sales to outside customers, such as sales of mobile phone handsets to Sony Ericsson, by Sony EMCS Corporation (“Sony EMCS”), CD and DVD disc manufacturing and physical distribution businesses, and products and services which are not included in the above categories.

Game
      SCEI develops, produces, manufactures, markets and distributes PlayStation, PS one, PlayStation 2 (“PS2”) and PlayStation Portable hardware and related software in Japan, and is developing the PLAYSTATION 3 entertainment system. Sony Computer Entertainment America Inc. (“SCEA”) and Sony Computer Entertainment Europe Ltd. (“SCEE”) market and distribute PlayStation, PS one, PS2 and PlayStation Portable hardware, and develop, produce, manufacture, market and distribute related software in the U.S. and Europe. SCEI, SCEA and SCEE enter into licenses with third-party software developers.
Music
      SMEI, through its ownership of SONY BMG, a 50 percent owned joint venture with Bertelsmann AG (the financial results of which impact Sony’s equity in net income (loss) of affiliated companies), and SMEJ produce recorded music and music videos through contracts with many artists worldwide in all musical genres. SMEJ also produces, manufactures, markets and distributes CDs, MDs, DVDs, UMDs, Super Audio CDs, and pre-recorded audio and video cassettes and produces and manufactures CD-ROMs and DVD-ROMs.
      SMEI’s operations primarily consist of its music publishing business which owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use.
Pictures
      Global operations in the Pictures segment encompass motion picture production, acquisition and distribution; television production, acquisition and distribution; home entertainment production, acquisition and distribution; television broadcasting; digital production and online distribution; and operation of studio facilities.
      SPE’s motion picture arm, the Columbia TriStar Motion Picture Group, includes SPE’s principal motion picture production organizations, Columbia Pictures, TriStar Pictures, Screen Gems and Sony Pictures Classics, as well as Sony Pictures Home Entertainment, Sony Pictures Releasing and Sony Pictures Releasing International. SPE is an equity investor in Revolution Studios and has the rights to market and distribute its motion picture product throughout most of the world. Upon delivery of Revolution Studios’ films, SPE advances a portion of the production cost and then incurs distribution and marketing costs in those markets where SPE distributes. SPE retains a fee for its distribution services in addition to its participation in Revolution Studios’ profits and losses as a result of its equity ownership stake. In conjunction with the acquisition of MGM in April 2005 by SCA and its equity partners, SPE entered into agreements to co-finance and produce new motion pictures with MGM and to distribute MGM’s existing film and television content through SPE’s global distribution channels.
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
      Sony Pictures Digital operates SPE’s digital production and online distribution businesses including Sony Online Entertainment, as well as operating Sony Pictures Imageworks, Sony Pictures Animation and Sony Pictures Digital Sales & Marketing.
      SPE manages a studio facility, Sony Pictures Studios, which includes post production facilities, at SPE’s world headquarters in Culver City, California. A second studio facility, The Culver Studios, which was owned and operated by SPE, was sold by SPE in April 2004. SPE is leasing back a portion of this facility for a two-year period.

Financial Services
      In the Financial Services segment, on April 1, 2004 Sony established a wholly-owned subsidiary, SFH, a holding company composed of Sony Life, Sony Assurance Inc. (“Sony Assurance”) and Sony Bank Inc. (“Sony Bank”) with the aim of integrating various financial services including savings and loans, and offering individual customers high value-added products and high-quality services.
      Sony conducts insurance operations primarily through Sony Life, a Japanese life insurance company, and Sony Assurance, a Japanese non-life insurance company, both wholly owned by SFH. Sony also operates an Internet-based banking business in Japan through Sony Bank, which is an 84.2 percent directly owned subsidiary of SFH. Sony is also engaged in a leasing and credit financing business in Japan through Sony Finance International Inc. (“Sony Finance”).
Other
      The Other segment is mainly comprised of an advertising agency business in Japan; Sony Communication Network (“SCN”), an Internet-related service business subsidiary operating mainly in Japan; a retail seller of imported general merchandise in Japan; an in-house facilities management business in Japan and an Integrated Circuit (“IC”) card business.
Sales and Distribution
      The following table shows Sony’s sales in each of its major markets for the periods indicated. Figures in parentheses indicate the percentage of worldwide sales and operating revenue for which the particular market accounts.

	Fiscal Year Ended March 31

	2003		2004		2005

	(Yen in millions)
Japan	2,093,880	(28.0)	2,220,747	(29.6)	2,100,793	(29.3)
United States	2,403,946	(32.2)	2,121,110	(28.3)	1,977,310	(27.6)
Europe	1,665,976	(22.3)	1,765,053	(23.6)	1,612,536	(22.6)
Other Areas	1,309,831	(17.5)	1,389,481	(18.5)	1,468,977	(20.5)

Sales and operating revenue	7,473,633	(100.0)	7,496,391	(100.0)	7,159,616	(100.0)

Electronics
      Sony’s electronics products and services are marketed throughout the world under the trademark “Sony”, which has been registered in 204 countries and territories.
      In most cases, sales of Sony’s electronics products are made to sales subsidiaries of Sony Corporation located in or responsible for sales in the countries and territories where Sony’s products and services are marketed. These subsidiaries then sell those products to local distributors and dealers. In some regions, sales of certain products and services are made directly to local distributors by Sony Corporation.
      Sales in the Electronics segment are particularly seasonal, and also vary significantly with the timing of new product introductions and economic conditions of each country. Sales for the third quarter ending December 31 of each fiscal year are generally higher than other quarters of the same fiscal year due to demand in the year-end holiday season.
Japan:

Sony Marketing (Japan) Inc. markets consumer electronics products through retailers and also markets professional electronics products and services. For electronic components, Sony sells products directly to wholesalers and manufacturers.

United States:

Sony markets its electronics products and services through Sony Electronics Inc. and other wholly-owned subsidiaries in the U.S.
Europe:

In Europe, Sony’s consumer electronics products and services are marketed through sales subsidiaries including Sony United Kingdom Limited, Sony Deutschland G.m.b.H., and Sony France S.A. Sales of electronics products for professional use, electronic components, and services are made through several divisions, differentiated by product, covering all of Europe.
Other Areas:

In overseas areas other than the U.S. and Europe, Sony’s electronics products and services are marketed through sales subsidiaries including Sony Corporation of Hong Kong Limited, Sony Gulf FZE in the United Arab Emirates, Sony Electrónicos de México, S.A. de C.V., Sony of Canada Ltd., and Sony Australia Limited.
Game
      SCEI, SCEA, and SCEE market and distribute PlayStation, PS one, PS2, and PlayStation Portable entertainment hardware and related software.
      Sales in the Game segment are particularly dependent on holiday season demand, in addition to the timing of the introduction of attractive software.
Music
      SMEJ produces, manufactures, markets, and distributes CDs, MDs, DVDs, Super Audio CDs, and pre-recorded audio and video software. SMEJ conducts business in Japan under “Sony Records”, “Epic Records”, “Ki/oon Records”, “SMEJ Associated Records”, “Defstar Records”, and other labels.
      SMEI owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business in countries other than Japan primarily under the Sony/ ATV Music Publishing name.
      SMEI, through its 50 percent ownership of SONY BMG, a joint venture with Bertelsmann AG (the financial results of which impact Sony’s equity in net income (loss) of affiliated companies), produces revenue through the marketing, sales and licensing of recorded music in physical and digital formats and conducts business under “Columbia Records “, “Epic Records”, “Arista Records”, “RCA Records” and other labels.
      In May 2004, Sony officially launched the Connect music store, a digital music downloading service. The Connect music store offers consumers music product from SONY BMG as well as other major and independent labels and independent artists.
Pictures
      SPE, with global operations in 67 countries, generally retains all rights relating to the worldwide distribution of its internally produced motion pictures, including rights for theatrical exhibition, videocassette and DVD distribution, pay and free television exhibition and other markets. SPE also acquires distribution rights to motion pictures produced by other companies, and jointly produces films with other studios or production companies. These rights may be limited to particular geographic regions, specific forms of media or period of time. SPE uses its own distribution service business, Sony Pictures Releasing, for the U.S. theatrical release of its films and for theatrical release of films acquired from and produced by others.

      Outside the U.S., SPE generally distributes and markets its films through one of its Sony Pictures Releasing International subsidiaries. In certain countries, however, SPE has joint distribution arrangements with other studios or arrangements with independent local distributors.
      SPE’s theatrical release strategy focuses on offering a diverse slate of films with a mix of genres, talent and budgets. For the fiscal year ending March 31, 2006, 51 films are currently slated for release by SPE, including 13 films under the Columbia banner, seven films under the Screen Gems or TriStar banner, 19 Sony Pictures Classics releases, four Revolution Studios releases, and eight films co-financed with MGM. SPE has a motion picture library of over 3,500 feature films, including 12 with Best Picture Academy Awards®. Currently, SPE is converting its library (including acquired product) to a digital format and approximately 1,800 titles have been converted. In addition, SPE and four other motion picture studios are equal investors in Movielink LLC, an online movie download service offering feature films on an on-demand basis.
      The worldwide home entertainment distribution of SPE’s motion pictures and television programming (and programming acquired or licensed from others) is handled through Sony Pictures Home Entertainment, except in certain countries where SPE has joint distribution arrangements with other studios or arrangements with independent local distributors. Product is distributed on both videocassette and DVD formats.
      SPE produces local language programming in key markets around the world in conjunction with local partners and sells SPE-owned formats in approximately 25 countries. This programming, along with SPE’s library of television programming and motion pictures, is licensed to affiliated and independent stations and broadcasters in the U.S., and to affiliated and independent international television stations and other broadcasters throughout the world. In the U.S., SPE owns and operates the cable channel GSN (formerly Game Show Network) jointly with Liberty Media Corporation. SPE also has investments in almost 40 international networks, which are available in more than 100 countries worldwide.
Financial Services
      Sony Life conducts a life insurance business primarily in Japan, using Lifeplanner financial consultants to serve individual customers. As of March 31, 2005, Sony Life employed 4,163 such consultants. Sony Life maintains an extensive service network including 83 Lifeplanner branch offices, 26 regional sales offices, and 2,176 independent agencies in Japan. In addition, Sony has aimed to apply Sony Life’s insurance expertise in countries other than Japan, operating Sony Life Insurance (Philippines) Corporation in the Philippines since November 1999.
      Sony Assurance has conducted a non-life insurance business in Japan since October 1999. Using a direct marketing model that Sony believes is tailored to today’s networked society, Sony Assurance is working to build a new type of relationship between insurer and insured. Sony Assurance principally sells automobile and medical insurance directly to individuals by telephone and over the Internet.
      Sony Bank has conducted banking operations in Japan since June 2001, and, as a general rule, provides its services via the Internet 24 hours a day, 365 days a year. By using the MONEYKit tool, account holders can invest and manage assets according to their life plans over the Internet.
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
      However, when raw materials, parts and components become scarce, the cost of production rises. During the fiscal year ended March 31, 2005, prices of raw materials including iron and crude oil were high, and as a result, products that consume these materials in the manufacturing process rose significantly. Furthermore, there is growing concern that the supply of certain silicon devices such as NAND flash memory and analog semiconductors may become limited because of the growing demand among manufacturers for digital audio player components.
After-Sales Service
      In the Electronics and Game segments, Sony provides repair and servicing functions in the areas where its products are sold. Sony provides these services through its own service centers, factories, authorized independent service centers, authorized servicing dealers and subsidiaries.
      In line with the industry practice of the electronics and game businesses, almost all of Sony’s products sold in Japan carry a warranty, generally for a period of one year from the date of purchase, covering repairs, free of charge, in the case of malfunctions in the course of ordinary use of the product. In the case of broadcast- and professional-use products, Sony maintains support contracts with customers in addition to warranties. Overseas warranties are generally provided for various periods of time depending on the product and the area where it is marketed.
      To further ensure customer satisfaction, Sony maintains customer information centers in its principal markets.
Patents and Licenses
      Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain licenses are important to Sony’s business, such as that for optical disc related products. Sony products that employ DVD-Video player functions, including PS2 hardware, are substantially dependent upon certain patents licensed by MPEG LA LLC, Dolby Laboratories Licensing Corporation and Nissim Corp. These patents relate to technologies essential to DVD specification. Sony considers its overall license position beneficial to its operations. While Sony believes that its various proprietary intellectual property rights are important to its success, it believes that neither its business as a whole nor any business segment is materially dependent on any particular patent or license, or any particular group of patents or licenses, except as set forth above.
Competition
      In each of its principal product lines, Sony encounters intense competition throughout the world. Sony believes, however, that in the aggregate it competes successfully and has a major position in all of the principal product lines in which it is engaged, although the strength of its position varies with products and markets. Refer to “Risk Factors” in “Item 3. Key Information.”
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
      Success in the Music segment is dependent to a large extent upon the artistic and creative abilities of employees and outside talent and is subject to the vagaries of public taste. Sony’s future competitive position depends on its continuing ability to attract and develop artists who can achieve a high degree of public acceptance. In terms of music distribution, it is important to make appropriate investments in new technologies for secure, high-quality music distribution, while maintaining customer convenience.

      In the Pictures segment, SPE faces intense competition from other major motion picture studios and, to a lesser extent, from independent production companies. SPE competes to attract the attention of the movie-going public worldwide and to obtain exhibition outlets and optimal release dates for its products. SPE must also compete to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products. Competition in television production, distribution, and syndication is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast networks, cable, and other independent television stations both in the U.S. and internationally. Furthermore, broadcast networks are increasingly producing their own shows internally. This competitive environment has resulted in fewer opportunities to produce shows for networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings.
      In the Financial Services segment, it is critical for Sony Life, Sony Assurance and Sony Bank to maintain customer confidence particularly in the face of several insolvencies of large financial institutions in Japan over the past decade. To be credible and competitive in the financial services market, it is important to offer attractive rates of return on customer investments. In addition, in order to meet diversifying customer demand, it is critical to provide attractive services to customers through unique marketing channels, such as Lifeplanner financial consultants at Sony Life, and through direct communication by telephone and over the Internet at Sony Assurance and Sony Bank. Sony Finance faces competitive pressure to achieve a leading position in the new arena of secure payment systems on the Internet by utilizing new technology.
      In the Other segment, SCN faces competition in Japan from many existing, large companies, as well as new entrants to the market. Telecommunication companies that possess a large Internet-ready infrastructure and other entrants that compete solely on the basis of price have created a market in which competitive price reductions are the norm. Rapid technological advancement has created many new opportunities but it has also increased the rate at which new and more efficient services must be brought to market to earn customer approval. Customer price elasticity is high, and users are able to change Internet service providers with increasing ease. The penetration of mobile Internet services provided by telecommunications companies may also provide a substitute to the home-centric Internet service provided by SCN.
Government Regulations
      Sony’s business activities are subject to various governmental regulations in countries in which it operates, including regulations relating to business/investment approvals, import and export regulations including customs and export control, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements. In Japan, insurance and banking businesses are subject to approvals and oversight from the Financial Services Agency. In addition, satellite broadcasting and telecommunication businesses are subject to approvals from the Ministry of Internal Affairs and Communications. An increasing number of countries have enacted or are contemplating enactment of personal information protection related laws and regulations. In Japan, comprehensive laws and regulations covering the private sector entered into force as of April 1, 2005. Under these laws, various obligations are imposed upon enterprises handling more than a certain amount of personal information, and possible administrative actions including fines and other penalties, may be imposed for compliance failures. Sony is also subject to environmental and occupational health and safety regulations in the jurisdictions in which it operates, particularly those in which it has manufacturing, research, or similar operations in its Electronics and Game segments. Refer to “Risk Factors” in “Item 3. Key Information”.

Organizational Structure
      The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

	Country of	(As of March 31, 2005)
Name of company	incorporation	Percentage owned

Sony EMCS Corporation	Japan	100.0
Sony Semiconductor Kyushu Corporation	Japan	100.0
Sony Marketing (Japan) Inc.	Japan	100.0
Sony Computer Entertainment Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Financial Holdings, Inc.	Japan	100.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Americas Holding Inc.	U.S.A.	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Digital Audio Disc Corporation	U.S.A.	100.0
Sony Computer Entertainment America Inc.	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Sony Europe Holding B.V.	Holland	100.0
Sony Europe G.m.b.H.	Germany	100.0
Sony Computer Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc.	U.K.	100.0
Sony Holding (Asia) B.V.	Holland	100.0
Sony Electronics Asia Pacific Pte. Ltd.	Singapore	100.0
Property, Plant and Equipment
      Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land on which they are located are owned by Sony, free from significant encumbrances.

      The following table sets forth information as of March 31, 2005 with respect to plants for the manufacturing of products for the Electronics segment and entertainment hardware for the Game segment with floor space of more than 500,000 square feet:

	Approximate
Location	floor space	Principal products manufactured

	(square feet)
In Japan:

Nagasaki (Sony Semiconductor Kyushu Corporation
— Nagasaki TEC and SCEI)	2,232,000	Semiconductors

Kokubu, Kagoshima (Sony Semiconductor Kyushu Corporation
— Kokubu TEC)	1,146,000	Semiconductors

Kumamoto (Sony Semiconductor Kyushu Corporation
— Kumamoto TEC)	980,000	Semiconductors

Kohda, Aichi (Sony EMCS Corporation — Kohda TEC)	953,000	Video cameras, digital still cameras, Memory Sticks, and printers

Inazawa, Aichi (Sony EMCS Corporation — Inazawa TEC)	859,000	CRT televisions

Ichinomiya, Aichi (Sony EMCS Corporation — Ichinomiya TEC)	833,000	CRT televisions, flat panel televisions, and digital still cameras

Kanuma, Tochigi (Sony Chemicals Corporation)	819,000	Magnetic and optical storage media and batteries

Tochigi, Tochigi (Sony Energy Devices Corporation)	609,000	Magnetic tapes, adhesives, and electronic components

Kisarazu, Chiba (Sony EMCS Corporation — Kisarazu TEC)	601,000	DVD Recorders and PCs

Koriyama, Fukushima (Sony Energy Devices Corporation)	584,000	Batteries

Kosai, Shizuoka (Sony EMCS Corporation — Kosai TEC)	562,000	Broadcast- and professional-use video equipment

Minokamo, Gifu (Sony EMCS Corporation — Minokamo TEC)	528,000	Video cameras, digital still cameras, mobile phones, and modules

	Approximate
Location	floor space	Principal products manufactured

	(square feet)
Overseas:

Pittsburgh, Pennsylvania, U.S.A. (Sony Electronics Inc.)	2,820,000	CRT televisions, rear projection televisions, and CRTs

San Diego, California, U.S.A. (Sony Electronics Inc.)	1,249,000	CRTs

Wuxi, China (Sony Electronics (Wuxi) Co., Ltd. and Sony (China) Ltd.)	1,160,000	Batteries, televisions, PCs, and digital still cameras

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	988,000	Audio equipment and data storage systems

Tijuana, Mexico (Sony de Tijuana Este, S.A. de C.V.)	935,000	CRT televisions, rear projection televisions, TV tuners, computer displays, and audio equipment

Jurong, Singapore (Sony Display Device (Singapore))	838,000	CRTs

Dothan, Alabama, U.S.A. (Sony Electronics Inc.)	809,000	Magnetic tape products and polarized film for LCD

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	797,000	CRT televisions, rear projection televisions, TV tuners, DVD players, and VTRs

Bridgend, Wales, U.K. (Sony Manufacturing Company U.K.)	752,000	CRTs and TV components

Pencoed, Wales, U.K. (Sony Manufacturing Company U.K.)	707,000	CRT televisions, broadcast cameras, and professional-use displays

Terre Haute, Indiana, U.S.A. (Digital Audio Disc Corporation)	655,000	CDs, CD-ROMs, DVDs, and DVD-ROMs

Nuevo Laredo, Mexico (Sony Electronics Inc.)	608,000	Magnetic storage media and batteries

Pitman, New Jersey, U.S.A. (Sony Music Entertainment Inc.)	568,000	CDs, CD-ROMs, DVDs, and DVD-ROMs

Viladecavallas, Spain (Sony Espana, S.A.)	566,000	CRT televisions, TV components, projectors, and flat panel televisions

Huizou, China (Sony Precision Devices (Huizou) Co., Ltd.)	526,000	Optical pickups and DVD players

      Sony plans to increase its semiconductor manufacturing capacity at Sony Semiconductor Kyushu Corporation. Sony plans to invest 160.0 billion yen in semiconductor fabrication facilities and equipment. This investment includes investment in the production capacity for chips used for PLAYSTATION 3, LCD televisions, LCD rear projection televisions, and mobile products.
      In addition to the facilities above, Sony has a number of other plants for electronic products throughout the world. Sony owns research and development facilities and employee housing and recreation facilities, as well as Sony Corporation’s headquarters buildings in Tokyo, Japan, where administrative functions and product development activities are carried out. SCEI leases its corporate headquarters buildings located in Tokyo, where administrative functions, product development, and software development are carried out. SCEA and SCEE lease their offices in the U.S. and Europe, respectively.
      Most of SMEJ’s offices, including leased premises, are located in Tokyo, Japan.
      SPE’s corporate offices and motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates a studio facility, Sony Pictures Studios. A second studio facility, The Culver Studios, which was owned and operated by SPE was sold by SPE in April 2004. SPE is leasing back a portion of this facility for a two-year period. SPE also leases office space and motion picture and television support facilities from affiliates of Sony Corporation and other third parties in various worldwide locations. SPE’s film and videotape storage operations are located in various leased locations in the U.S. and Europe.
      In December 2001, SCA entered into a lease for its corporate headquarters. The aggregate floor space of this building is approximately 723,000 square feet.

Item 5.	Operating and Financial Review and Prospects
OPERATING RESULTS
Operating Results for the Fiscal Year Ended March 31, 2005 compared with the Fiscal Year Ended March 31, 2004
Overview
      After translation of Sony’s financial results into yen (the currency in which Sony’s financial statements are prepared), in accordance with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”). Sony’s sales and operating revenue (“sales”) for the fiscal year ended March 31, 2005 decreased 4.5 percent compared with the previous fiscal year. On a local currency basis (regarding references to results of operations expressed on a local currency basis, refer to “Foreign Exchange Fluctuations and Risk Hedging” below), sales for the fiscal year decreased approximately 3 percent. This decrease is mainly due to the fact that, as of August 1, 2004, the sales of Sony’s overseas recorded music business are no longer recorded within Sony’s consolidated sales as a result of the establishment of SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), which is accounted for by the equity method, through the merger of Sony’s overseas recorded music business with Bertelsmann AG’s recorded music business, and a change in the method of recognizing insurance premiums received on certain products at Sony Life, as of the third quarter beginning October 1, 2003, from being recorded as revenues to being offset against the related provision for future insurance policy benefits.
      Operating income increased 15.2 percent compared with the previous fiscal year. On a local currency basis, operating income increased approximately 26 percent compared with the previous fiscal year. In addition to a decrease in restructuring charges compared to the previous fiscal year, several segments experienced an improvement in profitability such as the Pictures segment, where Spider-Man 2 was a significant contributor, and the Music segment, where several best-selling albums and singles in Japan contributed to improved profitability. On the other hand, the Electronics segment, where the cost of sales ratio deteriorated due to pricing pressures, and the Game segment, where there was a decrease in hardware sales, both experienced deteriorated profitability.

Restructuring
      In the fiscal year ended March 31, 2005, Sony recorded restructuring charges of 90.0 billion yen, a decrease from the 168.1 billion yen recorded in the previous fiscal year. The primary restructuring activities were in the Electronics and Music segments.
      Of the total 90.0 billion yen, Sony recorded 53.6 billion yen in personnel related costs. This expense was incurred because 12,000 people, mainly in Japan, the U.S. and Western Europe, left the company primarily through early retirement programs.
      For more detailed information about restructuring, please refer to Note 17 of Notes to the Consolidated Financial Statements.
Electronics
      Restructuring charges in the Electronics segment for the fiscal year ended March 31, 2005 were 81.8 billion yen, compared to 143.3 billion yen in the previous fiscal year. Of these restructuring charges, restructuring charges of 2.1 billion yen and 1.1 billion yen, for the years ended March 31, 2004 and 2005, respectively, were recorded in the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment but reclassified to the Electronics segment. See Note 24 of Notes to the Consolidated Financial Statements for more information on this reclassification.
      In the fiscal year ended March 31, 2004, Sony made a decision to shut down certain TV display CRT manufacturing operations in Japan to rationalize production facilities and downsize its business, due to a contraction in the market as a result of a shift in demand from CRT televisions to plasma and liquid crystal display (“LCD”) panel televisions. In the year ended March 31, 2005, as part of this restructuring program, Sony recorded a non-cash impairment charge of 7.5 billion yen for the CRT TV display manufacturing facilities located in Europe. The impairment charge was calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. The charge was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.
      In addition to the above restructuring efforts, Sony undertook several headcount reduction programs to further reduce operating costs in the Electronics segment. As a result of these programs, Sony recorded restructuring charges of 50.3 billion yen for the fiscal year ended March 31, 2005, and these charges were included in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. The remaining liability balance as of March 31, 2005 was 14.0 billion yen and will be paid through the fiscal year ending March 31, 2006. Sony will continue seeking the appropriate headcount level to optimize the workforce in the Electronics segment.
Music
      Restructuring charges in the Music segment, including at Sony Music Entertainment (Japan) Inc. (“SMEJ”), for the fiscal year ended March 31, 2005 were 3.8 billion yen, compared to 9.9 billion yen in the previous fiscal year.
      Due to the continued contraction of the worldwide music market caused by slow worldwide economic growth, the saturation of the CD market, the effects of piracy and other illegal duplication, parallel imports, pricing pressures and the diversification of customer preferences, Sony has been actively repositioning the Music segment for the future by looking to create a more effective and profitable business model. As a result, the Music segment has undertaken a worldwide restructuring program since the fiscal year ended March 31, 2001 to reduce staffing and other costs through the consolidation and rationalization of facilities worldwide.
      During the fiscal year ended March 31, 2005, in continuation of the worldwide restructuring program and in connection with the merger of its recorded music business into a joint venture with Bertelsmann AG, Sony recorded restructuring charges totaling 3.0 billion yen within the Music segment. These restructuring charges exclude restructuring charges that were recorded in the non-Japan based disc manufacturing and physical distribution businesses that were formerly included in the Music segment but have now been reclassified to the Electronics segment. Restructuring activities included the shutdown of certain distribution operations after the establishment of the recorded music joint venture with Bertelsmann AG as well as the further rationalization of overhead functions through staff reductions. The restructuring charges consisted of personnel related costs of 0.9 billion yen and other related costs of 2.1 billion yen. These charges are included in selling, general and administrative expenses in the consolidated statements of income. Positions were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.
Operating Performance

	Fiscal Year Ended
	March 31

	2004	2005	Percent change

	(Yen in billions)
Sales and operating revenue	7,496.4	7,159.6	-4.5%
Operating income	98.9	113.9	+15.2
Income before income taxes	144.1	157.2	+9.1
Equity in net income of affiliated companies	1.7	29.0	+1,594.2
Net income	88.5	163.8	+85.1
Sales
      Sales for the fiscal year ended March 31, 2005 decreased by 336.8 billion yen, or 4.5 percent, to 7,159.6 billion yen compared with the previous fiscal year. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.
      “Sales” in this analysis of the ratio of selling, general and administrative expenses to sales refers only to the “net sales” and “other operating revenue” portions of consolidated sales and operating revenue, and excludes Financial service revenue. This is because Financial Service expenses are recorded separately from cost of sales and selling, general and administrative expenses. Furthermore, in the analysis of cost of sales, including research and development costs, to sales, only “net sales” are used. This is because cost of sales is an expense associated only with net sales. The calculations of all ratios below that pertain to business segments include intersegment transactions.
Cost of Sales and Selling, General and Administrative Expenses
      Cost of sales for the fiscal year ended March 31, 2005 decreased by 58.1 billion yen, or 1.1 percent, to 5,000.1 billion yen compared with the previous fiscal year, but increased from 73.5 percent to 76.2 percent as a percentage of sales. Year on year, the cost of sales ratio rose from 78.9 percent to 81.8 percent in the Electronics segment and increased from 70.1 percent to 73.0 percent in the Game segment. On the other hand, the cost of sales ratio decreased from 58.5 percent to 57.2 percent in the Music segment and improved in the Pictures segment from 60.0 percent to 58.7 percent.
      In the Electronics segment, there was a deterioration in the cost of sales ratio particularly within the CRT television, portable audio, DVD recorder (including PSX) and video camera businesses. In the Game segment, there was an increase in the cost of sales ratio as a result of costs associated with both the launch of the PlayStation Portable and the changeover to the new PlayStation 2 (“PS2”) model. The cost of sales ratio in the Music segment improved due to the establishment of SONY BMG which is accounted for under the equity method resulting in a higher percentage of sales being derived from SMEJ which benefited from the contribution of greatest hits album sales. In the Pictures segment, the cost of sales ratio also improved primarily due to the substantial contribution from Spider-Man 2.
      Personnel related costs included in cost of sales decreased by 52.5 billion yen compared with the previous fiscal year, primarily within the Electronics segment.

      Research and development costs (all research and development costs are included within cost of sales) for the fiscal year ended March 31, 2005 decreased by 12.5 billion yen to 502.0 billion yen compared with the previous fiscal year. The ratio of research and development costs to sales was 7.6 percent compared to 7.5 percent in the previous fiscal year.
      Selling, general and administrative expenses for the fiscal year ended March 31, 2005 decreased by 263.2 billion yen, or 14.6 percent, to 1,535.0 billion yen compared with the previous fiscal year. The ratio of selling, general and administrative expenses to sales improved from 25.9 percent in the previous fiscal year to 23.2 percent. Year on year, the ratio of selling, general and administrative expenses to sales improved from 21.2 percent to 19.0 percent in the Electronics segment, from 21.1 percent to 21.0 percent in the Game segment, and improved from 41.8 percent to 38.9 percent in the Music segment, and from 35.0 percent to 32.5 percent in the Pictures segment.
      Personnel related costs in selling, general and administrative expenses decreased by 169.3 billion yen compared with the previous fiscal year mainly due to a decrease in severance related expenses in the Electronics segment resulting from the implementation of restructuring initiatives, and the fact that personnel related costs in Sony’s recorded music business outside Japan are no longer recorded within Sony’s consolidated selling, general and administrative expenses due to the establishment of SONY BMG mentioned above. In addition, advertising and publicity expenses for the fiscal year decreased by 51.6 billion yen compared to the previous fiscal year. This was primarily due to the fact that advertising and publicity expenses that were recorded in the Music segment decreased due to the establishment of SONY BMG and a reduction in advertising and publicity expenses in the Pictures segment.
      Loss on sale, disposal or impairment of assets, net was 28.0 billion yen, compared with 35.5 billion in the previous fiscal year. Although losses were recorded on the sale, disposal and impairment of CRT and CRT television production equipment in the Electronics segment, gains were recorded mainly from the sale of land and buildings in both the Electronics and Other segments.
Operating Income
      Operating income for the fiscal year ended March 31, 2005 increased by 15.0 billion yen, or 15.2 percent, to 113.9 billion yen compared with the previous fiscal year. The operating income margin increased from 1.3 percent to 1.6 percent. The business segments that contributed the most to operating income, in descending order by amount of financial impact, were the Pictures, Financial Services and Game segments. On the other hand, the Electronics segment recorded an operating loss mainly due to the appreciation of the yen against the U.S. dollar as well as an increase in cost of sales that exceeded the reduction in selling, general and administrative expenses. For a further breakdown of operating income for each segment, please refer to “Operating Performance by Business Segment” below.
Other Income and Expenses
      In the consolidated results for the fiscal year ended March 31, 2005, other income decreased by 24.7 billion yen, or 20.2 percent, to 97.6 billion yen, while other expenses decreased by 22.8 billion yen, or 29.5 percent, to 54.3 billion yen, compared with the previous fiscal year. The net amount of other income and other expenses was net other income of 43.3 billion yen, a decrease of 1.9 billion yen, or 4.2 percent, compared with the previous fiscal year.
      A net foreign exchange loss of 0.5 billion yen was recorded in the fiscal year ended March 31, 2005, compared to a net foreign exchange gain of 18.1 billion yen recorded in the previous fiscal year. The net foreign exchange loss was recorded because the value of the yen, especially during the first quarter of the fiscal year ended March 31, 2005, was lower than the value of the yen at the time that Sony entered into foreign exchange forward contracts and foreign currency option contracts. These contracts are entered into by Sony to mitigate the foreign exchange rate risk to cash flows that arises from settlements of foreign currency denominated accounts receivable and accounts payable, as well as foreign currency denominated transactions between consolidated subsidiaries.

      For the fiscal year ended March 31, 2005, a loss on devaluation of securities investments of 3.7 billion yen was recorded, an improvement of 12.8 billion yen, or 77.5 percent, compared with the previous year. This improvement was primarily due to the recording of valuation losses of 10.3 billion yen in the previous fiscal year related to securities issued by a privately held Japanese company engaged in cable broadcasting and other businesses which Sony accounted for under the cost method.
      The gain on change in interest in subsidiaries and equity investees increased by 11.5 billion yen, or 235.2 percent compared to the previous fiscal year to 16.3 billion yen. This was mainly the result of gains of 9.0 billion yen from a change in interest from Monex Inc., an equity affiliate of Sony, following its business integration by way of share transfer with Nikko Beans, Inc and total gains of 4.7 billion yen from the sale of stock and a change in interest in a subsidiary resulting from the initial public offering of So-net M3 Inc., a consolidated subsidiary of Sony Communication Network Corporation.
      In addition, the net gain recorded on sales of securities investments decreased 6.3 billion yen, or 53.8 percent, to 5.4 billion yen. This was primarily a result of the recording of a deferred gain of 6.0 billion yen in the fiscal year ended March 31, 2004, from Sony’s sale, during the fiscal year ended March 31, 2003, of its equity interest in Telemundo Communications Group, Inc. and its subsidiaries (“Telemundo”), a U.S.-based Spanish language television network and station group that was accounted for under the equity method.
Income before Income Taxes
      Income before income taxes for the fiscal year ended March 31, 2005 increased 13.1 billion yen, or 9.1 percent, to 157.2 billion yen compared with the previous fiscal year, as a result of the increase in operating income and the decrease in net amount of other income and other expenses mentioned above.
Income Taxes
      Income taxes for the fiscal year ended March 31, 2005 decreased by 36.7 billion yen, or 69.6 percent, to 16.0 billion yen. Compared to an effective tax rate of 36.6 percent in the previous fiscal year, the effective tax rate was 10.2 percent in the current fiscal year. As a result of the recording of operating losses in the past, the U.S. subsidiaries of Sony have had valuation allowances against deferred tax assets for U.S. federal taxes and certain state taxes. However, in the fiscal year ended March 31, 2005, based on both improved operating results in recent years and a sound outlook for the future operating performance at Sony’s U.S. subsidiaries, Sony reversed 67.9 billion yen of such valuation allowances, resulting in a reduction to income tax expense. On the other hand, certain of Sony’s subsidiaries recorded new valuation allowances against deferred tax assets during the fiscal year ended March 31, 2005.
Results of Affiliated Companies Accounted for under the Equity Method
      Equity in net income of affiliated companies during the fiscal year ended March 31, 2005 was 29.0 billion yen, an increase of 27.3 billion yen, or 1,594.2 percent, compared to 1.7 billion yen recorded in the previous fiscal year. Equity in net income of Sony Ericsson Mobile Communications AB (“Sony Ericsson”), a joint venture focused on mobile phone handsets, was 17.4 billion yen, an increase of 11.0 billion yen, or 171.9 percent, compared to the 6.4 billion yen recorded in the previous fiscal year. Equity in net income of affiliated companies for the current fiscal year includes the recording of 12.6 billion yen as equity in net income from InterTrust Technologies Corporation (“InterTrust”). This amount reflects InterTrust’s proceeds from a license agreement with Microsoft Corporation arising from the settlement of a patent-related lawsuit. In addition, due to significant restructuring costs, an equity loss of 3.4 billion yen was recorded at SONY BMG. Furthermore, equity in net loss was recorded at affiliates such as Star Channel Inc., a Japan-based subscription television company specializing in the broadcast of movies, and S-LCD Corporation (“S-LCD”), a joint-venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous TFT LCD panels.
Minority Interest in Income of Consolidated Subsidiaries
      In the fiscal year ended March 31, 2005, minority interest in income of consolidated subsidiaries decreased by 0.7 billion yen, or 30.6 percent, to 1.7 billion yen. This decrease was primarily due to the recording of minority interest at certain television and home entertainment subsidiaries in the Pictures segment in the previous fiscal year.
Net Income
      Net income for the fiscal year ended March 31, 2005 increased by 75.3 billion yen, or 85.1 percent, to 163.8 billion yen compared with the previous fiscal year. This increase was the result primarily of the abovementioned increase in income before income taxes, a decrease in the effective tax rate, as well as an increase in equity in net income of affiliated companies. As a percentage of sales, net income increased from 1.2 percent to 2.3 percent. Return on stockholders’ equity increased from 3.8 percent to 6.2 percent. (This ratio is calculated by dividing net income by the simple average of stockholders’ equity at the end of the previous fiscal year and at the end of the fiscal year ended March 31, 2005.)
      Basic net income per share was 175.90 yen compared with 95.97 yen in the previous fiscal year, and diluted net income per share was 158.07 yen compared with 87.00 yen in the previous fiscal year. Refer to Notes 2 and 21 of Notes to Consolidated Financial Statements.
Operating Performance by Business Segment
      The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 24 of Notes to Consolidated Financial Statements.

Business Segment Information

	Fiscal Year Ended
	March 31

	2004	2005	Percent change

	(Yen in billions)
Sales and operating revenue
Electronics	5,042.3	5,021.6	-0.4%
Game	780.2	729.8	-6.5
Music	440.3	249.1	-43.4
Pictures	756.4	733.7	-3.0
Financial Services	593.5	560.6	-5.6
Other	268.3	254.4	-5.2
Elimination	(384.7)	(389.6)	—

Consolidated	7,496.4	7,159.6	-4.5

	Fiscal Year Ended
	March 31

	2004	2005	Percent change

	(Yen in billions)
Operating income (loss)
Electronics	(6.8)	(34.3)	—
Game	67.6	43.2	-36.1%
Music	(6.0)	8.8	—
Pictures	35.2	63.9	+81.4
Financial Services	55.2	55.5	+0.6
Other	(12.1)	(4.1)	—

Total	133.1	133.0	-0.1
Elimination and unallocated corporate expenses	(34.2)	(19.0)	—

Consolidated	98.9	113.9	+15.2

      As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses, excluding Sony’s Japanese recorded music business, in a joint venture. The newly formed company, SONY BMG, is 50 percent owned by each parent company. Under U.S. GAAP, SONY BMG is accounted for by Sony using the equity method and, since August 1, 2004, 50 percent of net profits or losses of this business have been included under equity in net income (loss) of affiliated companies.
      In connection with the establishment of this joint venture, Sony’s non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the Electronics segment to reflect the new management reporting structure whereby Sony’s Electronics segment has now assumed responsibility for these businesses. Results for the previous fiscal year in the Electronics and Music segments have been restated to account for this reclassification.
      In the Music segment, results for the fiscal year ended March 31, 2005 only include the results of Sony Music Entertainment Inc.’s (“SMEI”) recorded music business for the months of April through July 2004, and the twelve months results of SMEI’s music publishing business and SMEJ. However, results for the previous fiscal year in the Music segment include the consolidated results for SMEI’s recorded music business for all twelve months of the fiscal year, as well as the full year’s results for SMEI’s music publishing business and SMEJ.
      In July 2004, in order to establish a more efficient and coordinated semiconductor supply structure, Sony completed the integration of its semiconductor manufacturing business by transferring Sony Computer Entertainment’s semiconductor manufacturing operation from the Game segment to the Electronics segment. As a result of this transfer, sales revenue and expenditures associated with this operation are now recorded within the “Semiconductor” category in the Electronics segment. The results for the same period of the previous fiscal year have not been restated as such comparable figures cannot be practically obtained given that it was not operated as a separate business within the Game segment. This integration of the semiconductor manufacturing businesses is a part of Sony’s semiconductor strategy of utilizing semiconductor technologies and manufacturing equipment originally developed or designed for the Game business within Sony as a whole.
Electronics
      Sales for the fiscal year ended March 31, 2005 decreased 20.7 billion yen, or 0.4 percent, to 5,021.6 billion yen compared with the previous fiscal year. An operating loss of 34.3 billion in the Electronics segment was recorded compared to the operating loss of 6.8 billion yen in the previous fiscal year. Sales to outside customers on a yen basis decreased 1.1 percent compared to the previous fiscal year. Regarding sales to outside customers by geographical area, although sales decreased in Japan by 10 percent and in the U.S. by 4 percent, they remained almost unchanged in Europe and increased by 9 percent in non-Japan Asia and other geographic areas (“Other Areas”).
      In Japan, although there was a significant increase in the sales of LCD televisions, and an increase in the sales of DVD recorders (including PSX), there was a decrease in the sales of PCs, cellular phones, primarily to Sony Ericsson, broadcast- and professional-use equipment and CRT televisions. In the U.S., there was an increase in sales of LCD rear projection televisions and digital still cameras, although sales mainly of CRT televisions, PCs, computer displays and portable audio declined. In Europe, sales increased, primarily of digital still cameras, LCD televisions and plasma televisions. However, there was a decrease in the sales mainly of CRT televisions and portable audio. In Other Areas, sales mainly of digital still cameras, CD-R/ RW and DVD+/-R/ RW drives and PCs increased while sales of primarily portable audio, optical pickups and home audio decreased.
Performance by Product Category
      Sales and operating revenue by product category discussed below represent sales to outside customers, which do not include intersegment transactions. Refer to Note 24 of Notes to Consolidated Financial Statements.

      “Audio” sales decreased by 103.6 billion yen, or 15.3 percent, to 571.9 billion yen. Sales of headphone stereos declined as a result of a significant decrease in the unit shipments of both CD format and MD format devices due to a shift in demand towards hard disc- and flash-based memory players. Worldwide shipments of CD format devices decreased by approximately 3.68 million units to approximately 7.28 million units and worldwide shipments of MD format devices decreased by approximately 1.44 million units to 1.92 million units. Sales of home audio declined primarily due to a contraction of the market. On the other hand, overall sales of car audio increased slightly due to strong sales in the European market and Other Areas.
      “Video” sales increased by 85.5 billion yen, or 9.0 percent, to 1,034.7 billion yen. There was a growth in the sales of digital still cameras outside of Japan and DVD recorders (including PSX) recorded a significant increase in sales worldwide. Worldwide shipments of digital still cameras increased by approximately 4.0 million units to approximately 14.0 million units. Worldwide shipments of DVD recorders were approximately 650,000 units in the previous fiscal year but increased to approximately 1.7 million units in the fiscal year ended March 31, 2005. Worldwide shipments of home-use video cameras increased by approximately 750,000 units to approximately 7.35 million units, but overall sales remained almost unchanged, due to increased price competition. DVD-Video player sales decreased due to pricing pressure, although unit shipments increased by approximately 1.0 million units to approximately 9.5 million units.
      “Televisions” sales increased by 31.6 billion yen, or 3.4 percent, to 957.1 billion yen. In addition to a significant increase in worldwide sales of LCD televisions, there was a significant increase in the sales of plasma televisions outside of Japan, particularly in Europe, and of projection televisions in the U.S. Worldwide shipments of LCD televisions increased by approximately 570,000 units, compared to the previous fiscal year, to approximately 1.0 million units; plasma television shipments increased by approximately 90,000 units to approximately 300,000 units; and projection televisions shipments increased by approximately 280,000 units to approximately 1.2 million units. On the other hand, although there was an increase in worldwide shipments of CRT televisions by approximately 100,000 units to approximately 9.5 million units, sales decreased significantly as a result of a fall in unit prices due to the continued shift in demand towards flat panel televisions. In addition, sales of computer displays also decreased worldwide.
      “Information and Communications” sales decreased by 56.4 billion yen, or 6.8 percent, to 778.4 billion yen. Despite an increase in notebook PC sales due to strong sales outside Japan, overall sales decreased due to a decrease in sales of desktop PCs. Worldwide unit shipments of PCs increased approximately 100,000 units to approximately 3.3 million units. Sales of personal digital assistants decreased significantly due to a downsizing of the business. Sales of broadcast- and professional-use products decreased slightly compared to the previous fiscal year, despite recording increased sales outside Japan, as sales in Japan decreased as a result of the recording of higher sales, in the previous fiscal year, from the sale of equipment to two television stations which opened new broadcasting facilities.
      “Semiconductors” sales decreased by 6.9 billion yen, or 2.7 percent, to 246.3 billion yen. The decrease was due to a decrease in sales of CCDs as the result of pricing pressures. Regarding LCDs, sales of low temperature polysilicon LCDs for cellular phones increased significantly.
      “Components” sales decreased by 4.3 billion yen, or 0.7 percent, to 619.5 billion yen. The decrease was primarily due to a decrease in sales of CD-R/ RW drives and optical pickups associated mainly with significant declines in unit prices. Sales of DVD+/-R/ RW drives increased due to a production and sales alliance with a third party. Regarding lithium-ion batteries, sales for use in digital still cameras and cellular phones increased.
      “Other” sales increased by 2.1 billion yen, or 0.4 percent, to 578.3 billion yen. The increase resulted from increased sales at Sony’s non-Japan based disc manufacturing business. However, there was a slight decrease in sales of mobile phone handsets mainly to Sony Ericsson.
      In the Electronics segment, cost of sales for the fiscal year ended March 31, 2005 increased by 129.1 billion yen, or 3.3 percent to 4,079.1 billion yen compared with the previous fiscal year. The cost of sales to sales ratio deteriorated by 2.9 percent to 81.8 percent compared to 78.9 percent in the previous fiscal year. Products that contributed to the deterioration in the cost of sales to sales ratio were CRT televisions and portable audio products, which both experienced a decrease in sales, and DVD recorders (including PSX) and video cameras, which were both impacted by falling unit prices. Restructuring charges recorded in cost of sales amounted to 9.6 billion yen, a decrease of 0.5 billion yen compared with the 10.1 billion yen recorded in the previous fiscal year. Research and development costs increased 2.4 billion yen, or 0.5 percent, from 430.5 billion yen in the previous fiscal year to 432.8 billion yen. Although there was an increase in research and development costs within the segment as a result of the transfer of semiconductor manufacturing operations from the Game segment to the Electronics segment in association with the business integration of Sony’s semiconductor manufacturing operations, overall research and development costs within the segment only increased slightly as a result of the carrying out of a stringent process for the selection of research and development activities.
      Selling, general and administrative expenses decreased by 116.3 billion yen, or 10.9 percent to 953.4 billion yen compared with the previous fiscal year. The primary reason for this decrease was a decrease in restructuring charges. Of the restructuring charges recorded in the Electronics segment, the amount recorded in selling, general and administrative expenses decreased by 71.4 billion yen from 124.7 billion yen in the previous fiscal year to 53.3 billion yen. Of the restructuring charges recorded in selling, general and administrative expenses, the amount recorded for headcount reductions, including reductions through the early retirement program, was 50.3 billion yen, a decrease of 67.7 billion yen compared with the previous fiscal year. On the other hand, royalty expenses increased 17.3 billion yen. The ratio of selling, general and administrative expenses to sales decreased 2.2 percentage points from the 21.2 percent recorded in the previous fiscal year to 19.0 percent.
      Loss on sale, disposal or impairment of assets, net decreased 6.0 billion yen to 23.4 billion yen compared with the previous fiscal year. This amount includes 18.8 billion yen in restructuring charges, which includes 7.5 billion yen related to CRT and CRT televisions manufacturing facilities in Europe. The amount of restructuring charges included in loss on sale, disposal or impairment, net in the previous fiscal year was 10.6 billion yen.
      An increased operating loss was recorded in the Electronics segment for the fiscal year ended March 31, 2005 due to a significant deterioration in the cost of sales ratio, as mentioned above. Regarding profit performance by product, excluding restructuring charges, semiconductors recorded an operating loss for the fiscal year, compared to the operating profit of the previous fiscal year. This loss was due to the recording, within the Electronics segment, of research and development costs related to system large scale integration (“LSI”) manufacturing, in particular the next generation processor chip, as a result of the integration of Sony’s semiconductor manufacturing business operations within the Electronics segment mentioned above. These costs were previously recorded within the Game segment. CRT televisions and portable audio products recorded a loss for the fiscal year compared to the operating income recorded in the previous fiscal year. DVD recorders (including PSX) also experienced an increased operating loss. The operating income for video cameras also decreased.
      On the other hand, results were positively affected by a decreased operating loss from personal digital assistants through the implementation of significant business downsizing, and a significant increase in operating income recorded for PCs and broadcast- and professional-use products.
Manufacturing by Geographic Area
      Approximately 50 percent of the Electronics segment’s total annual production during the fiscal year ended March 31, 2005 took place in Japan, including the production of digital still cameras, video cameras, flat panel televisions, PCs, semiconductors and components such as batteries and Memory Sticks. Approximately 60 percent of the annual production in Japan was destined for other regions. China accounted for approximately 10 percent of total annual production, approximately 70 percent of which was destined for other regions. Asia, excluding Japan and China, accounted for slightly more than 10 percent of total annual production, with approximately 60 percent destined for Japan, the U.S. and Europe. The Americas and Europe together accounted for the remaining slightly less than 30 percent of total annual production, most of which was destined for local distribution and sale.

Comparison of Results on a Local Currency Basis and Results on a Yen Basis
      In the Electronics segment, the negative effect of the appreciation of the yen against the U.S. dollar exceeded the positive effect of the appreciation of the euro against the yen. Sales for the fiscal year ended March 31, 2005 decreased, on a yen basis, by 0.4 percent, but increased on a local currency basis by approximately 1 percent. In terms of operating performance, there was a deterioration in the operating loss compared to the previous fiscal year, but if calculated on a local currency basis, this operating loss was smaller compared to the actual results on a yen basis.
      Sales to outside customers by geographic area on a yen basis decreased in Japan by 10 percent, and in the U.S. by 4 percent: however, sales in Europe remained relatively unchanged and sales increased in Other Areas by 9 percent. Sales on a local currency basis for regions outside Japan increased in the U.S. by 1 percent and in Other Areas by 13 percent, but decreased in Europe by 2 percent.
Game
      Sales for the fiscal year ended March 31, 2005 decreased by 50.5 billion yen, or 6.5 percent, to 729.8 billion yen compared with the previous fiscal year. Operating income decreased by 24.4 billion yen, or 36.1 percent, to 43.2 billion yen compared with the previous fiscal year, and the operating income margin decreased from 8.7 percent to 5.9 percent.
      Sales in the Game segment on a local currency basis decreased approximately 6 percent. In addition, on a local currency basis, operating income decreased approximately 45 percent compared to the previous fiscal year. By region, although sales increased in Japan, there was a decrease in sales in the U.S. and Europe.
      Hardware sales declined. Although there was an increase in sales in Japan primarily associated with the launch of PlayStation Portable in December 2004, there was a decline in hardware sales in the U.S. and Europe associated with a decline in unit sales, and strategic price reductions, of PS2. On the other hand, both units sales and overall sales of software increased in Japan, the U.S. and Europe.
      Total worldwide production shipments of hardware and software were as follows:

	Fiscal Year Ended
	March 31
			Cumulative as of
	2004	2005	March 31, 2005

	(Million units)
Total Production Shipments of Hardware*
PlayStation + PS one	3.31	2.77	102.49
PlayStation 2	20.10	16.17	87.47
PlayStation Portable		2.97	2.97
Total Production Shipments of Software*/**
PlayStation	32.00	10.00	959.00
PlayStation 2	222.00	252.00	824.00
PlayStation Portable		5.70	5.70

*	Production shipments of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

**	Including those both from Sony and third parties under Sony licenses.
      Operating income decreased compared with the previous fiscal year. Although there was an increase in software sales, the decrease in operating income was the result of a decrease in hardware sales coupled primarily with start up costs for the PlayStation Portable. The cost of sales to sales ratio deteriorated as a result of costs associated with both the launch of the PlayStation Portable and with the changeover to the new PS2 model. The ratio of selling, general and administrative expenses to sales compared to the previous fiscal year was relatively unchanged.

Music
      Sales for the fiscal year ended March 31, 2005 decreased by 191.2 billion yen, or 43.4 percent, to 249.1 billion yen compared with the previous fiscal year. Of the Music segment’s sales, 62 percent were generated by SMEJ, a Japan-based subsidiary, and 38 percent were generated by SMEI, a U.S.-based subsidiary. Compared to an operating loss of 6.0 billion yen in the previous fiscal year, operating income of 8.8 billion yen was recorded.
      On a local currency basis, sales in the Music segment decreased by approximately 42 percent, although the Music segment recorded operating income as compared to an operating loss in the previous fiscal year.
      As previously noted, the recorded music business of SMEI merged with the recorded music business of Bertelsmann AG to form SONY BMG. As a result, there were no recorded music sales at SMEI after July 31, 2004. Therefore, SMEI’s results are not comparable with the results of the previous fiscal year.
      Sales at SMEJ increased by 6.9 percent compared with the previous fiscal year mainly due to an increase in album and single sales. Best-selling albums and singles during the fiscal year included musiQ by ORANGE RANGE, SENTIMENTALovers by Ken Hirai and two greatest hits albums by Porno Graffitti. Operating income increased by approximately 250 percent compared to the previous fiscal year due mainly to the higher sales noted above and an improvement in the cost of sales ratio associated with strong sales of greatest hits albums.
Pictures
      Sales for the fiscal year ended March 31, 2005 decreased by 22.7 billion yen, or 3.0 percent, to 733.7 billion yen compared with the previous fiscal year. Operating income increased by 28.7 billion yen, or 81.4 percent, to 63.9 billion yen and the operating income margin increased from 4.7 percent to 8.7 percent. The results in the Pictures segment consist of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S. based subsidiary.
      On a U.S. dollar basis, sales for the fiscal year in the Pictures segment increased approximately 1 percent and operating income increased by approximately 76 percent. Sales increased primarily due to higher worldwide home entertainment, international television syndication and worldwide theatrical revenues on films. Worldwide home entertainment and international television syndication revenues were higher as a result of the performance of films from the prior year release slate including 50 First Dates, Big Fish and Bad Boys 2. For theatrical revenues, the success of the current year film slate, particularly Spider-Man 2, Hitch and The Grudge, more than offset the impact of releasing fewer films this fiscal year. Sales for the fiscal year release slate decreased 70 million U.S. dollars as compared to the previous fiscal year. However, sales in the fiscal year ended March 31, 2005 from the prior year release slate increased 304 million U.S. dollars as compared to sales in the previous fiscal year from the release slate for the fiscal year ended March 31, 2003. While benefiting from higher theatrical revenues, total fiscal year release slate revenues were lower due to the timing of the fiscal year’s film slate’s release in the home entertainment market. The higher sales from films were partially offset by a 248 million U.S. dollar decrease in sales resulting from the absence in the fiscal year ended March 31, 2005 of several transactions in the television business that occurred in the prior fiscal year. These included syndication sales of King of Queens and Seinfeld as well as the extension of a licensing agreement for Wheel of Fortune. Television sales in the fiscal year ended March 31, 2005 benefited from the highly successful DVD release of Seinfeld.
      Operating income for the segment increased significantly, resulting in record operating income for the segment, due to the strong overall performance of the current year film slate and the home entertainment and international television syndication carryover performance of the prior year film slate noted above. Operating loss from the fiscal year release slate decreased 415 million U.S. dollars and operating income for the prior year’s release slate increased 173 million U.S. dollars as compared to the prior year. Spider-Man 2’s worldwide success contributed substantially to this fiscal year’s earnings, offset somewhat by the disappointing theatrical performance of Spanglish. Further improving operating income was a 38 million U.S. dollar decrease in restructuring charges. Partially offsetting these increases in operating income was the impact of the absence of the television transactions noted above, which reduced operating income by approximately 150 million U.S. dollars due primarily to the factors noted above for revenue.
      As of March 31, 2005, unrecognized license fee revenue at SPE was approximately 1.3 billion U.S. dollars. SPE expects to record this amount in the future having entered into contracts with television broadcasters to provide those broadcasters with completed motion picture and television product. The license fee revenue will be recognized in the fiscal year that the product is available for broadcast.
Financial Services
      Please note that the revenue and operating income at Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. (“Sony Assurance”) and Sony Bank Inc. (“Sony Bank”) discussed below differ from the results that Sony Life, Sony Assurance and Sony Bank disclose on a Japanese statutory basis.
      Financial Services revenue for the fiscal year ended March 31, 2005 decreased by 33.0 billion yen, or 5.6 percent, to 560.6 billion yen compared with the previous fiscal year. Operating income increased by 0.3 billion yen, or 0.6 percent, to 55.5 billion yen and the operating income margin increased to 9.9 percent compared with the 9.3 percent of the previous fiscal year.
      At Sony Life, revenue decreased by 38.7 billion yen, or 7.5 percent, to 474.3 billion yen compared with the previous fiscal year. The main reasons for the decrease in revenue were a change in the method of recognizing insurance premiums received on certain products, as of the third quarter beginning October 1, 2003, from being recorded as revenues to being offset against the related provision for future insurance policy benefits, coupled with a small decrease in valuation gains in the current fiscal year compared to the previous fiscal year in which significant valuation gains were recorded against stock conversion rights from convertible bonds. Although there was a decrease in insurance premium revenue as a result of the above mentioned change in accounting method, there were increases in insurance-in-force at the end of the fiscal year compared to the end of the previous fiscal year. Operating income at Sony Life decreased by 2.2 billion yen or 3.4 percent to 61.0 billion yen, mainly due to a decrease in valuation gains against stock conversion rights from convertible bonds, although this was partially offset by an increase in revenue from insurance premiums excluding the effect of the change in revenue recognition method noted above. In addition, the impact on operating income from the change in revenue recognition method noted above was slight.
      At Sony Assurance, revenue increased due to higher insurance revenue brought about by an expansion in automobile insurance-in-force. Operating income increased due to an increase in insurance revenue, although there was a deterioration in the loss ratio (the ratio of insurance payouts to premiums).
      At Sony Bank, which started operations in June 2001, revenue rose as there was an increase in interest revenue associated with an increase in the balance of funds from investing activities. Although revenue increased, an increase in operating expenses resulted in a relatively unchanged operating loss compared with the previous fiscal year.
      At Sony Finance International, Inc. (“Sony Finance”), a leasing and credit financing business subsidiary in Japan, revenue decreased due to a fall in leasing revenue. In terms of profitability, the operating loss decreased due to the recording of a loss, in the previous fiscal year ended March 31, 2004, from the lease of certain fixed assets to Crosswave Communications Inc (“Crosswave”), which commenced reorganization proceedings under the Corporate Reorganization Law of Japan during the same fiscal year.
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
Condensed Statements of Income

	Fiscal Year Ended
	March 31

	2004	2005

	(Yen in millions)
Financial Services
Financial service revenue	593,544	560,557
Financial service expenses	538,383	505,067

Operating income	55,161	55,490
Other income (expenses), net	1,958	10,204

Income before income taxes	57,119	65,694
Income taxes and other	22,975	25,698

Income before cumulative effect of an accounting change	34,144	39,996
Cumulative effect of an accounting change	—	(4,713)

Net income	34,144	35,283

	Fiscal Year Ended
	March 31

	2004	2005

	(Yen in millions)
Sony without Financial Services
Net sales and operating revenue	6,939,964	6,632,728
Costs and expenses	6,896,377	6,575,354

Operating income	43,587	57,374
Other income (expenses), net	52,746	40,639

Income before income taxes	96,333	98,013
Income taxes and other	30,916	(37,043)

Income before cumulative effect of an accounting change	65,417	135,056
Cumulative effect of an accounting change	(2,117)	—

Net income	63,300	135,056

	Fiscal Year Ended
	March 31

	2004	2005

	(Yen in millions)
Consolidated
Financial service revenue	565,752	537,715
Net sales and operating revenue	6,930,639	6,621,901

	7,496,391	7,159,616
Costs and expenses	7,397,489	7,045,697

Operating income	98,902	113,919
Other income (expenses), net	45,165	43,288

Income before income taxes	144,067	157,207
Income taxes and other	53,439	(11,344)

Income before cumulative effect of an accounting change	90,628	168,551
Cumulative effect of an accounting change	(2,117)	(4,713)

Net income	88,511	163,838

Other
      During the fiscal year ended March 31, 2005, sales within the Other segment were comprised mainly of sales from an advertising agency business in Japan; Sony Communication Network Corporation (“SCN”), an Internet-related service business subsidiary operating mainly in Japan; an imported general merchandise retail business; an in-house oriented facility management business; and from an IC-card business.
      Sales for the fiscal year ended March 31, 2005 decreased by 13.9 billion yen, or 5.2 percent, to 254.4 billion yen, compared with the previous fiscal year. Of total segment sales, 72 percent were sales to outside customers. In terms of profit performance, operating losses for the segment improved for the fiscal year from 12.1 billion yen to 4.1 billion yen.
      During the fiscal year, sales decreased primarily as the result of a decrease in intersegment sales due to contract changes at a Japanese subsidiary involved in the advertising agency business. Regarding profit performance, an operating loss of 4.1 billion yen was recorded, an 8.0 billion yen improvement on the 12.1 billion yen loss recorded in the previous fiscal year. This improvement was mainly due to a reduction of fixed costs, a gain from the sale of a retail and showroom building in Japan and the strong performance of a business engaged in the production and marketing of animation products. Segment losses decreased despite the absence in the fiscal year ended March 31, 2005 of a 7.7 billion yen one-time gain recorded at a business operated by a U.S. subsidiary on the sale of rights related to a portion of the Sony Credit Card portfolio in the previous fiscal year.
Changes in the Classification of Business Segments for the fiscal year ending March 31, 2006
      In association with a significant contraction in the size of the Music segment as a result of the establishment of SONY BMG in August, 2004, Sony will discontinue the separate reporting of the Music segment as of the first quarter of the fiscal year ending March 31, 2006, and will instead consolidate its results within the Other segment. After the establishment of SONY BMG, for the second half of the fiscal year ended March 31, 2005, sales revenue for the Music segment (including intersegment sales) was 2.3 percent of total consolidated sales and operating income was 7.9 percent of the total operating income for all segments recording an operating profit. In addition, total assets for the Music segment, as of March 31, 2005, were 3.5 percent of the total assets for all segments. Furthermore, as of the first quarter of the fiscal year ending March 31, 2006, Sony’s Japan-based disc manufacturing and distribution business, previously classified within the Music segment, is scheduled to be reclassified to the Electronics segment.

Foreign Exchange Fluctuations and Risk Hedging
      During the fiscal year ended March 31, 2005, the average value of the yen was 106.5 yen against the U.S. dollar, and 133.7 yen against the euro, which was 5.2 percent higher against the U.S. dollar and 1.9 percent lower against the euro, respectively, compared with the average of the previous fiscal year. Operating results on a local currency basis described in “Overview” and “Operating Performance” show results of sales and operating revenue and operating income obtained by applying the yen’s monthly average exchange rate in the previous fiscal year to monthly local currency-denominated sales, cost of sales, and selling, general and administrative expenses for the fiscal year ended March 31, 2005, as if the value of the yen had remained constant.
      In the Music segment, Sony consolidates the yen-translated results of SMEI (a U.S. based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis) and the results of SMEJ (a Japan based operation that aggregates the results of its operations in yen). In addition, in the Music segment, results for this fiscal year only include the results of SMEI’s recorded music business for the months of April through July 2004, and the twelve month results for SMEI’s music publishing business and SMEJ. However, results for the previous fiscal year in the Music segment include the consolidated results for SMEI’s recorded music business for all twelve months, as well as the full year’s results for SMEI’s publishing business and SMEJ.
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
      Sony’s consolidated results are subject to foreign currency rate fluctuations mainly derived from the fact that the countries where manufacturing takes place may be different from those where such products are sold. In order to reduce the risk caused by such fluctuations, Sony employs derivatives, including foreign exchange forward contracts and foreign currency option contracts, in accordance with a consistent risk management strategy. Such derivatives are used primarily to mitigate the effect of foreign currency exchange rate fluctuations on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies.
      Sony Global Treasury Services Plc (“SGTS”) in London provides integrated treasury services for Sony Corporation and its subsidiaries. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS for hedging their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. The concentration of foreign exchange exposures at SGTS means that, in effect, SGTS hedges the net foreign exchange exposure of Sony Corporation and its subsidiaries. SGTS in turn enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of the transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures on average three months before the actual transactions take place. However, in certain cases SGTS partially hedges the projected exposures one month before the actual transactions take place when business requirements such as shorter production-sales cycle for certain products arise. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment utilized for portfolio investments.
      To minimize the adverse effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segment, Sony seeks, when appropriate, to localize material and parts procurement, design, and manufacturing operations in areas outside of Japan.

      Changes in the fair value of derivatives designated as cash flow hedges, including foreign exchange forward contracts and foreign currency option contracts, are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in Other Income and Expenses. The notional amounts of foreign exchange forward contracts, currency option contracts purchased and currency option contracts written as of March 31, 2005 were 1,545.8 billion yen, 428.3 billion yen and 146.5 billion yen, respectively.
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
      Of the total restructuring costs incurred, Sony recorded 133.4 billion yen of personnel related costs. This expense was incurred because 9,000 people, mainly in Japan, the U.S. and Western Europe, left the company primarily through early retirement programs. Of the 9,000 people, 5,000 were people who left the company in Japan.
      For more detailed information about restructuring, please refer to Note 17 of Notes to the Consolidated Financial Statements.

Electronics
      Restructuring charges in the Electronics segment for the fiscal year ended March 31, 2004 were 145.4 billion yen, compared to 80.4 billion yen in the previous fiscal year. Of these restructuring charges, 8.0 billion yen and 2.1 billion yen for the fiscal years ended March 31, 2003 and 2004, respectively, were recorded in the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment but reclassified to the Electronics segment. See Note 24 of Notes to the Consolidated Financial Statements for more information on this reclassification.
      In the fiscal year ended March 31, 2004, Sony made a decision to shut down certain TV display CRT manufacturing operations in Japan to rationalize production facilities and downsize its business, due to a contraction in the market and a shift in demand from CRT televisions to plasma and liquid crystal display (“LCD”) panel televisions. Restructuring charges associated with the shut down totaled 8.5 billion yen, and consisted of 3.1 billion yen in personnel related costs and 5.3 billion yen in non-cash equipment impairment, disposal and other costs. Of the 8.5 billion yen in restructuring charges, 0.2 billion yen was recorded in cost of sales, 3.1 billion yen was included in selling, general and administrative expense, and 5.2 billion yen was included in loss on sale, disposal or impairment of assets, net.
      In addition to the above restructuring effort, during the fiscal year ended March 31, 2004, the Electronics segment accelerated the implementation of headcount reduction through early retirement programs resulting in personnel related costs of 114.9 billion yen, an increase of 92.6 billion yen compared to the previous fiscal year. Of the 9,000 people who left the company on a consolidated basis, the majority came from the Electronics segment. The headcount of relatively high-paid white collar employees in Japan, the U.S. and Western Europe was reduced through early retirement programs while the headcount increased at manufacturing facilities in East Asia, particularly in China.
Music
      Restructuring charges in the Music segment, including at SMEJ, for the fiscal year ended March 31, 2004 were 9.9 billion yen, compared to 16.0 billion yen in the previous fiscal year.
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
      During the fiscal year ended March 31, 2004, Sony broadened the scope of its worldwide restructuring of the Music segment, which resulted in restructuring charges totaling 8.6 billion yen at SMEI, compared to 14.4 billion yen in the fiscal year ended March 31, 2003. These restructuring charges exclude restructuring charges, including costs relating to the shutdown of CD manufacturing activities in the U.S., that were recorded in the non-Japan based disc manufacturing and physical distribution businesses that were formerly included in the Music segment but have now been reclassified to the Electronics segment. Restructuring activities at SMEI included the restructuring of the music label operations and further rationalization of overhead functions through staff reductions. The restructuring charges consisted of personnel related costs of 4.3 billion yen, lease abandonment costs of 1.3 billion yen and other related costs of 3.0 billion yen including non-cash asset impairments and disposals. Most of these charges were recorded in selling, general and administrative expense. Positions were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.
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
Operating Performance

	Fiscal Year Ended
	March 31

	2003	2004	Percent change

	(Yen in billions)
Sales and operating revenue	7,473.6	7,496.4	+0.3%
Operating income	185.4	98.9	-46.7
Income before income taxes	247.6	144.1	-41.8
Equity in net income of affiliated companies	(44.7)	1.7	—
Net income	115.5	88.5	-23.4
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
Cost of Sales and Selling, General and Administrative Expenses
      Cost of sales for the fiscal year ended March 31, 2004 increased by 78.8 billion yen, or 1.6 percent, to 5,058.2 billion yen compared with the previous fiscal year, and increased from 72.0 percent to 73.5 percent as a percentage of sales. Year on year, the cost of sales ratio was almost unchanged from 78.8 percent to 78.9 percent in the Electronics segment and almost unchanged from 70.2 percent to 70.1 percent in the Game segment. The cost of sales ratio decreased from 58.8 percent to 58.5 percent in the Music segment. However, the cost of sales ratio increased from 58.2 percent to 60.0 percent in the Pictures segment.
      In the Electronics segment, the benefit of restructuring undertaken in previous fiscal years was offset primarily by an increase in research and development costs during the fiscal year. In the Game segment, the effect of increased PS2 software sales was offset by increased research and development costs. The cost of sales ratio in the Music segment decreased due to the benefits from restructuring activities implemented over the past several fiscal years. However, the cost of sales ratio in the Pictures segment increased due to the absence of the higher margins generated by revenues from Spider-Man in the prior fiscal year.
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

      Selling, general and administrative expenses for the fiscal year ended March 31, 2004 increased by 15.9 billion yen, or 0.9 percent, to 1,798.2 billion yen compared with the previous fiscal year. The ratio of selling, general and administrative expenses to sales increased from 25.6 percent in the previous fiscal year to 25.9 percent. Year on year, the ratio of selling, general and administrative expenses to sales increased from 19.8 percent to 21.2 percent in the Electronics segment, from 18.0 percent to 21.1 percent in the Game segment, from 34.4 percent to 35.0 percent in the Pictures segment, and from 41.2 percent to 41.8 percent in the Music segment.
      Of selling, general and administrative expenses, personnel related costs increased by 89.7 billion yen compared with the previous fiscal year mainly due to an increase in severance related expenses in the Electronics segment resulting from the implementation of restructuring initiatives. However, the increase in selling, general and administrative expenses was partially offset by a decrease in royalty expenses, which decreased by 20.5 billion yen compared with the previous fiscal year due to the reversal, in the fiscal year ended March 31, 2004, of royalty expense reserves provided for in the previous fiscal year in the Electronics segment.
      Loss on sale, disposal or impairment of assets, net decreased 4.4 billion yen, or 11.1 percent, compared with the previous fiscal year, to 35.5 billion yen. Losses were recorded on the sale, disposal and impairment of CRT production equipment in the Electronics segment, on the impairment of goodwill that resulted from the making of a manufacturing subsidiary into a wholly owned subsidiary in the Electronics segment, and on the commencement of reorganization proceedings under the Corporate Reorganization Law of Japan by Crosswave, which leased fixed assets from a business in the Financial Services segment. On the other hand, a one time gain was recorded in the Other segment due to the sale of rights to a portion of the Sony Card portfolio.
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
      The decrease in other income was primarily due to the recording, in the fiscal year ended March 31, 2003, of a 66.5 billion yen gain on the sale of Sony’s equity interest in Telemundo, a U.S. based Spanish language television network and station group that was accounted for under the equity method. Partially offsetting the decrease in other income was a 16.1 billion yen increase in net foreign exchange gain, from 1.9 billion yen in the previous fiscal year to 18.1 billion yen. The net foreign exchange gain was recorded because the value of the yen, especially during the second half of the fiscal year ended March 31, 2004, was higher than the value of the yen at the time that Sony entered into foreign exchange forward contracts and foreign currency option contracts. These contracts are entered into by Sony to mitigate the foreign exchange rate risk to cash flows that arises from settlements of foreign currency denominated accounts receivable and accounts payable, as well as foreign currency denominated transactions between consolidated subsidiaries. Compared to the previous fiscal year, royalty income increased 1.9 billion yen, or 5.8 percent, from 32.4 billion yen to 34.2 billion yen. Interest and dividends received increased by 4.3 billion yen, or 29.9 percent, to 18.8 billion yen.

      The decrease in other expenses was primarily due to a 6.7 billion yen, or 29.0 percent, decrease to 16.5 billion yen in loss on devaluation of securities investments compared with the previous fiscal year. During the fiscal year ended March 31, 2004, the valuation losses Sony recorded included 10.3 billion yen recorded in regards to securities issued by a privately held Japanese company engaged in cable broadcasting and other businesses which Sony accounted for under the cost method. Compared to the previous fiscal year, interest paid increased 0.5 billion yen, or 2.0 percent, to 27.8 billion yen.
      In January 2004, FeliCa Networks Inc. (“FeliCa Networks”) issued 11.5 billion yen in shares (115,000 shares at 100,000 yen per share) in a private offering. FeliCa Networks engages in the development and licensing of an Integrated Circuit (“IC”) chip for cellular phones based on the contactless IC card technology “FeliCa,” which was developed by Sony. It also operates a platform, based on FeliCa-ready cellular phones, for use by service providers. Sony recorded a gain of 3.4 billion yen and also recorded deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 100 percent to 60 percent. In June 2004, FeliCa Networks allocated new shares to a third party; Sony’s ownership interest is now approximately 57 percent.
      In addition to the above transaction, for the fiscal year ended March 31, 2004, Sony recognized 1.5 billion yen of other gains on issuances of stock by subsidiaries and equity investees resulting in total gains of 4.9 billion yen. These transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.
Income before Income Taxes
      Income before income taxes for the fiscal year ended March 31, 2004 decreased 103.6 billion yen, or 41.8 percent, to 144.1 billion yen compared with the previous fiscal year. As mentioned above, operating income and the net amount of other income and other expenses decreased compared with the previous fiscal year.
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
Results of Affiliated Companies Accounted for under the Equity Method
      Equity in net income of affiliated companies during the fiscal year ended March 31, 2004 was 1.7 billion yen, an improvement over the 44.7 billion yen in losses recorded in the previous fiscal year. Equity in net income of Sony Ericsson, a joint venture focused on mobile phone handsets, was 6.4 billion yen, an improvement from the 20.8 billion yen in losses recorded in the previous fiscal year. This improvement was due to strong demand for Sony Ericsson’s products, particularly in the Global System for Mobile Communications (“GSM”) and Japanese markets, and due to improvements in operating efficiencies at the company. Moreover, S.T. Liquid Crystal Display Corporation (“ST-LCD”), an LCD joint venture in Japan, recorded a profit compared with a loss in the previous fiscal year. Partially offsetting these improvements were equity in net losses of some other affiliated companies such as Crosswave, which commenced reorganization proceedings under the Corporate Reorganization Law of Japan during the fiscal year ended March 31, 2004. The equity in net loss related to Crosswave for the fiscal year ended March 31, 2004 was 1.4 billion yen.

Minority Interest in Income of Consolidated Subsidiaries
      In the fiscal year ended March 31, 2004, minority interest in income of consolidated subsidiaries decreased 4.2 billion yen, or 63.9 percent, to 2.4 billion yen. This decrease is due to the absence of the previous fiscal year increase which resulted from the reversal, in that fiscal year, of valuation allowances on deferred tax assets held by Aiwa, as described above, and the fact that Sony ceased to record a minority interest in the losses of Aiwa in that fiscal year, as a result of taking Aiwa private. For the fiscal year ended March 31, 2004, minority interest in income was recorded mainly at certain television and home entertainment subsidiaries in the Pictures segment.
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
      Basic net income per share was 95.97 yen compared with 125.74 yen in the previous fiscal year, and diluted net income per share was 87.00 yen compared with 118.21 yen in the previous fiscal year. Refer to Notes 2 and 21 of Notes to Consolidated Financial Statements.
Operating Performance by Business Segment
      The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 24 of Notes to Consolidated Financial Statements.
Business Segment Information

	Fiscal Year Ended
	March 31

	2003	2004	Percent change

	(Yen in billions)
Sales and operating revenue
Electronics	5,096.0	5,042.3	-1.1%
Game	955.0	780.2	-18.3
Music	466.3	440.3	-5.6
Pictures	802.8	756.4	-5.8
Financial Services	537.3	593.5	+10.5
Other	261.1	268.3	+2.7
Elimination	(644.9)	(384.7)	—

Consolidated	7,473.6	7,496.4	+0.3

	Fiscal Year Ended
	March 31

	2003	2004	Percent change

	(Yen in billions)
Operating income (loss)
Electronics	65.9	(6.8)	—
Game	112.7	67.6	-40.0%
Music	(28.3)	(6.0)	—
Pictures	59.0	35.2	-40.3
Financial Services	22.8	55.2	+142.4
Other	(28.3)	(12.1)	—
Elimination and unallocated corporate expenses	(18.3)	(34.2)	—

Consolidated	185.4	98.9	-46.7

      At the beginning of the fiscal year ended March 31, 2004, Sony partly realigned its business segment configuration. Expenses incurred in connection with the creation of a network platform business have been transferred out of the Other segment and reclassified as unallocated corporate expenses, because the expected future benefits of this business will be spread across Sony. In the Music segment, certain non-core businesses of Sony Music Entertainment (Japan), Inc., such as media, animation, character and cosmetics, were transferred to the newly-established Sony Culture Entertainment, Inc. (“SCU”) and SCU was classified in the Other segment. In accordance with this realignment, results of the previous fiscal year have been reclassified to conform to the presentation for the fiscal year ended March 31, 2004.
      In connection with the establishment of the SONY BMG joint venture, Sony’s non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the Electronics segment to reflect the new management reporting structure whereby Sony’s Electronics segment has now assumed responsibility for these businesses. Results for the fiscal years ended March 31, 2003 and 2004 in the Electronics and Music segments have been restated to account for this reclassification.
Electronics
      Sales for the fiscal year ended March 31, 2004 decreased by 53.7 billion yen, or 1.1 percent, to 5,042.3 billion yen compared with the previous fiscal year. An operating loss of 6.8 billion yen was recorded compared to operating income of 65.9 billion yen in the previous fiscal year.
      The year-on-year decrease in sales was due to a significant decrease in intersegment sales to the Game segment as a result of the outsourcing of PS2 game console production to third parties in China. Sales to outside customers on a yen basis increased 4.6 percent compared with the previous fiscal year.
      Regarding sales to outside customers by geographic area, sales on a yen basis increased in Japan by 11 percent, in Europe by 10 percent, and in non-Japan Asia and other geographic areas (“Other Areas”) by 8 percent. Sales on a yen basis in the U.S. decreased 7 percent.
      In Japan, mainly due to the strong sales of Sony Ericsson, sales of mobile phones, primarily to Sony Ericsson, increased significantly. In addition, sales of charge coupled devices (“CCDs”), which benefited from an expansion in demand mainly from digital still cameras, DVD recorders (including PSX), plasma and LCD flat panel televisions, and broadcast- and professional-use equipment increased. On the other hand, sales of PCs and CRT televisions decreased. In Europe, sales of digital still cameras, flat panel televisions, cellular phones, and PCs increased significantly. Sales of CRT televisions, portable audio, Aiwa products, and home audio, however, decreased. In Other Areas, sales of CD-R/ RW and DVD+/-R/ RW drives, digital still cameras, PCs, and video cameras increased while sales of CRT televisions decreased. In the U.S., a significant decrease in the sales of CRT televisions combined with decreased sales of Aiwa products, computer displays, set-top boxes, and personal digital assistants to cause a decline in sales, but sales of flat panel televisions, projection televisions, digital still cameras and PCs increased.
Performance by Product Category
      Sales and operating revenue by product category discussed below represent sales to customers, which do not include intersegment transactions. Refer to Note 24 of Notes to Consolidated Financial Statements.
      “Audio” sales decreased by 108.6 billion yen, or 13.9 percent, to 675.5 billion yen. Sales of home audio declined due to a contraction of the market and increased price competition. Regarding headphone stereos, sales declined primarily due to falling prices, but the unit shipments of both MD format and CD format devices slightly exceeded their levels in the previous fiscal year. Worldwide shipments of MD format devices increased by approximately 40,000 units to approximately 3.36 million units and worldwide shipments of CD format devices increased by approximately 240,000 units to approximately 10.96 million units. On the other hand, sales of car audio increased due to strong sales in the European market. Also, sales of Aiwa products decreased in all regions.
      “Video” sales increased by 121.0 billion yen, or 14.6 percent, to 949.3 billion yen. In addition to a significant increase in the sales of digital still cameras outside of Japan, sales of DVD recorders (including PSX) increased significantly primarily in Japan. Worldwide shipments of digital still cameras increased by approximately 4.4 million units to approximately 10 million units. Worldwide shipments of DVD recorders were approximately 20,000 units in the previous fiscal year but increased to approximately 650,000 units in the fiscal year ended March 31, 2004. Regarding home-use video cameras, worldwide shipments of combined analog and digital devices increased by approximately 850,000 units to approximately 6.6 million units, but overall sales increased only slightly, as sales in Japan and the U.S. decreased due to increased price competition. DVD-Video player sales decreased due to pricing pressure, although unit shipments increased.
      “Televisions” sales decreased by 56.2 billion yen, or 5.7 percent, to 925.5 billion yen. Sales of CRT televisions decreased significantly due to a contraction of the market and declining prices, resulting primarily from a shift in demand to flat panel televisions. Worldwide shipments of CRT televisions decreased approximately 600,000 units to approximately 9.4 million units compared with the previous fiscal year. Sales of computer displays also decreased worldwide. On the other hand, sales of plasma and LCD flat panel televisions increased significantly worldwide and sales of projection televisions in the U.S. increased. Worldwide shipments of flat panel televisions increased approximately 480,000 units to approximately 640,000 units.
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
      “Components” sales increased by 96.0 billion yen, or 18.2 percent, to 623.8 billion yen. The increase was primarily due to significant increases in sales of CD-R/ RW and DVD+/-R/ RW drives, and Memory Sticks. Moreover, sales of lithium-ion batteries increased. Sales of CD-R/ RW drives increased due to a production and sales alliance with a third party, and sales of DVD+/-R/ RW drives increased as a result of the expansion of the market for those devices. Worldwide shipments of Memory Stick increased by approximately 12 million units to approximately 31 million units due to the continued, strong demand for digital still cameras. On

March 31, 2004, Sony’s cumulative shipments of Memory Stick had reached approximately 66 million units. Regarding lithium-ion batteries, sales for use in digital still cameras and PCs increased.
      “Other” sales increased by 115.3 billion yen, or 25.0 percent, to 576.2 billion yen. The increase resulted from a significant increase in sales to Sony Ericsson of mobile phone handsets, reflecting an increase in the sales of Sony Ericsson’s handsets. On the other hand, disc manufacturing sales decreased due to the appreciation of the yen.
      In the Electronics segment, cost of sales for the fiscal year ended March 31, 2004 decreased by 41.1 billion yen, or 1.0 percent to 3,950.0 billion yen compared with the previous fiscal year. The cost of sales to sales ratio increased 0.1 percentage point from 78.8 percent to 78.9 percent. Products that contributed to an increase in the cost of sales to sales ratio was a significant increase in the sales of mobile phone handsets, produced for Sony Ericsson, which have a relatively high cost of sales to sales ratio. Offsetting this increase, however, were PCs, which benefited from an emphasis on profitability and an increase in the proportion of high value added models in the product line-up, and low temperature polysilicon LCDs, which benefited from a significant expansion in sales. Restructuring charges recorded in cost of sales amounted to 10.1 billion yen compared with 22.2 billion yen in the previous fiscal year. Research and development costs increased 49.2 billion yen, or 12.9 percent, from 381.2 billion yen in the previous fiscal year to 430.5 billion yen.
      Selling, general and administrative expenses increased by 59.6 billion yen, or 5.9 percent to 1,069.7 billion yen compared with the previous fiscal year. The primary reason for this increase was an increase in restructuring charges. Of the restructuring charges recorded in the Electronics segment, the amount recorded in selling, general and administrative expenses increased by 80.4 billion yen from 44.4 billion yen in the previous fiscal year to 124.7 billion yen. Of the restructuring charges recorded in selling, general and administrative expenses, the amount recorded for headcount reductions, including reductions through the early retirement program, was 118.0 billion yen, an increase of 85.6 billion yen compared with the previous fiscal year. In addition to these personnel related costs, restructuring charges were recorded in relation to TV display CRT manufacturing facilities in Japan. In contrast to the increase in restructuring charges, royalty expenses decreased 20.4 billion yen and after sales service expenses decreased 8.6 billion yen compared with the previous fiscal year. The ratio of selling, general and administrative expenses to sales increased 1.4 percentage points from 19.8 percent recorded in the previous fiscal year to 21.2 percent, due to the decrease in sales.
      Loss on sale, disposal or impairment of assets, net increased 0.6 billion yen to 29.5 billion yen compared with the previous fiscal year. This amount includes 10.6 billion yen in restructuring charges, which includes 5.2 billion yen related to the TV display CRT manufacturing facilities in Japan. The amount of restructuring charges included in loss on sale, disposal or impairment, net in the previous fiscal year was 13.9 billion yen.
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
      On the other hand, operating income of CRT televisions decreased significantly while operating income of optical pickups decreased due to a sharp decline in prices. Furthermore, personal digital assistants recorded an operating loss compared with operating income recorded in the previous fiscal year.
Manufacturing by Geographic Area
      Approximately 50 percent of the Electronics segment’s total annual production took place in Japan, including the production of digital still cameras, video cameras, flat panel televisions, PCs, semiconductors and components such as batteries and Memory Sticks. Approximately 60 percent of the annual production in Japan was destined for other regions. China accounted for approximately 10 percent of total annual production, approximately 70 percent of which was destined for other regions. Asia, excluding Japan and

China, accounted for approximately 15 percent of total annual production, with approximately 60 percent destined for Japan, the U.S. and Europe. The Americas and Europe together accounted for the remaining approximately 25 percent of total annual production, most of which was destined for local distribution and sale. Until July 2003, total annual production included the assembly of PS2 hardware for the Game segment; however, due to the outsourcing of PS2 hardware production to China-based third parties, this assembly activity ceased in July 2003.
Comparison of Results on a Local Currency Basis and Results on a Yen Basis
      In the Electronics segment, the negative effect of the appreciation of the yen against the U.S. dollar slightly exceeded the positive effect of the appreciation of the euro against the yen. Sales for the fiscal year ended March 31, 2004 decreased, on a yen basis, by 1.1 percent, but increased on a local currency basis by approximately 1 percent. In terms of operating performance on a local currency basis, a small operating profit was recorded compared to the operating loss on a yen basis.
      Regarding sales to outside customers by geographic area, sales on a yen basis increased in Japan by 11 percent, in Europe by 10 percent, and in Other Areas by 8 percent. Sales on a yen basis in the U.S. decreased 7 percent. Sales on a local currency basis for regions outside Japan increased in every region, with sales in Europe increasing 4 percent, sales in Other Areas increasing 14 percent and sales in the U.S. increasing 1 percent.
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
      By region, sales decreased in Japan, the U.S. and Europe. In Japan, hardware sales declined due to a strategic price reduction of PS2 hardware, despite higher unit sales of PS2 hardware. Software sales in Japan also decreased due to lower unit sales. In the U.S., sales declined due to a decrease in unit sales of PS2 hardware, a strategic price reduction of PS2 hardware and a decrease in software unit sales. In Europe, although hardware unit sales increased as the market penetration of PS2 hardware continued to expand, hardware sales declined due to a strategic price reduction of PS2 hardware. Software unit sales and software sales in Europe both increased.
      Total worldwide production shipments of hardware and software were as follows:

	Fiscal Year Ended
	March 31
			Cumulative as of
	2003	2004	March 31, 2004

	(Million units)
Total Production Shipments of Hardware*
PlayStation + PS one	6.78	3.31	99.72
PlayStation 2	22.52	20.10	71.30
Total Production Shipments of Software*/**
PlayStation	61.00	32.00	949.00
PlayStation 2	189.90	222.00	572.00

* Production shipments of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

**	Including those both from Sony and third parties under Sony licenses.
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
      Cost of sales in the Game segment decreased due to the decrease in hardware unit sales and reductions in the cost of producing hardware. The cost of sales to sales ratio, however, remained unchanged as the cost of producing PS2 hardware decreased in line with the decrease in hardware sales. Selling, general and administrative expenses decreased as a result of a decline in advertising and promotion expenses, reflecting the decrease in hardware units sold. However, the ratio of selling, general and administrative expenses to sales rose compared to the previous fiscal year as the ratio of personnel related costs and advertising and promotion expenses to sales rose compared with the previous fiscal year.
Music
      Sales for the fiscal year ended March 31, 2004 decreased by 26.0 billion yen, or 5.6 percent, to 440.3 billion yen compared with the previous fiscal year. The operating loss for the year ended March 31, 2004 decreased by 22.3 billion yen, or 78.8 percent, to 6.0 billion yen compared with the previous fiscal year.
      Sales at SMEI, a U.S. based subsidiary, were flat on a U.S. dollar basis. (Refer to “Foreign Exchange Fluctuations and Risk Hedging” below. ) In terms of profitability, operating results improved as the operating loss for SMEI decreased compared to the previous fiscal year. The appreciation of European currencies against the U.S. dollar contributed to higher sales outside of the U.S. which were offset by lower sales in the U.S. On a worldwide basis, total album sales at SMEI decreased due to the continued contraction of the global music industry and the lack of hit releases. Although unit sales in various markets such as the U.S. have begun to reverse their downward trend, the global music market has continued to experience an overall contraction primarily due to piracy (i.e. unauthorized file sharing and CD burning) and competition from other entertainment sectors.
      The improvement in profitability primarily resulted from the benefits realized from the worldwide restructuring activities implemented over the past two fiscal years to reduce costs in response to the downward trend of the market. These activities included the rationalization of support functions including record label shared services through elimination of redundancy. Operating income also benefited from lower restructuring charges as compared to the prior fiscal year. The total restructuring charges for the fiscal year ended March 31, 2004 was 76 million U.S. dollars or 8.6 billion yen, a decrease of 46 million U.S. dollars from the prior fiscal year (Refer to “Restructuring” above for details.) A third factor contributing to the improved operating results were lower advertising and promotion expenses. The above factors more than offset the negative effect of lower worldwide album sales. The savings realized from previously implemented restructuring initiatives, lower restructuring charges and the decrease in advertising and promotion expenses resulted in a decrease in selling, general and administrative expenses for the fiscal year and an improvement in the ratio of selling, general and administrative expenses to sales.
      Regarding the results of SMEJ, sales were flat compared with the previous fiscal year, despite the continued contraction of the music industry. Operating income increased 69 percent compared with the prior fiscal year due to a reduction in selling, general and administrative expenses, primarily advertising and promotion expenses, and strong sales of Japanese artists’ recordings.
      On a yen basis, 67 percent of the Music segment’s sales were generated by SMEI while 33 percent were generated by SMEJ.
Pictures
      Sales for the fiscal year ended March 31, 2004 decreased by 46.4 billion yen, or 5.8 percent, to 756.4 billion yen compared with the previous fiscal year. Operating income decreased by 23.7 billion yen, or

40.3 percent, to 35.2 billion yen and the operating income margin decreased from 7.3 percent to 4.7 percent. The results in the Pictures segment consist of the results of SPE, a U.S. based subsidiary.
      On a U.S. dollar basis, sales for the fiscal year in the Pictures segment increased approximately 2 percent and operating income decreased approximately 30 percent. The increase in sales was primarily due to higher television performance in the fiscal year. Television revenues increased significantly due to initial syndication sales of The King of Queens and third cycle syndication sales of Seinfeld, as well as the extension of a licensing agreement for Wheel of Fortune. This increase in sales was partially offset by lower theatrical and home entertainment revenues from the fiscal year release slate, which included such notable titles as Bad Boys 2, S.W.A.T., Anger Management and Something’s Gotta Give, when compared to the prior fiscal year release slate, which included Spider-Man, the highest grossing film in SPE’s history, Men in Black II, xXx and Mr. Deeds. Sales for the fiscal year release slate decreased 359 million U.S. dollars as compared to the previous fiscal year. Operating income for the segment decreased significantly due to the absence of profits contributed by the record breaking performance of Spider-Man in the previous fiscal year and, to a lesser extent, the aggregate disappointing performance of several films from the fiscal year release slate including Gigli, Hollywood Homicide, The Missing and Charlie’s Angels: Full Throttle, resulting in an increase in operating loss of 412 million U.S. dollars compared to the prior fiscal year release slate. Additionally, operating income was also negatively impacted by a 38 million U.S. dollar increase in restructuring charges recorded in the fiscal year. (Refer to “Restructuring” above for details.) Partially offsetting these decreases in operating income was the contribution from the syndication sales and extension of a licensing agreement noted above, DVD sales of television library product and an additional syndication sale of Dawson’s Creek, resulting in a 201 million U.S. dollar increase in operating income. Further improving operating income was the absence of the 66 million U.S. dollar provision recorded in the prior fiscal year with respect to previously recorded revenue from KirchMedia, a licensee in Germany of SPE’s feature film and television product, and related adjustments to ultimate film income.
      As of March 31, 2004, unrecognized license fee revenue at SPE was approximately 1.2 billion U.S. dollars. SPE expects to record this amount in the future having entered into contracts with television broadcasters to provide those broadcasters with completed motion picture and television product. The license fee revenue will be recognized in the fiscal year that the product is available for broadcast.
Financial Services
      The revenue and operating income at Sony Life, Sony Assurance and Sony Bank discussed below differ from the results that Sony Life, Sony Assurance and Sony Bank disclose on a Japanese statutory basis.
      Financial Services revenue for the fiscal year ended March 31, 2004 increased by 56.3 billion yen, or 10.5 percent, to 593.5 billion yen compared with the previous fiscal year. Operating income increased by 32.4 billion yen, or 142.4 percent, to 55.2 billion yen and the operating income margin increased to 9.3 percent compared with the 4.2 percent of the previous fiscal year.
      At Sony Life, revenue increased by 46.4 billion yen, or 9.9 percent, to 513.0 billion yen and operating income increased by 33.6 billion yen, or 113.3 percent, to 63.2 billion yen compared with the previous fiscal year. Revenue increased due to improvements in valuation gains and losses from investments in the separate account and the general account, reflecting strength in the equity markets. This increase occurred despite a 30.8 billion yen reduction in revenue resulting from a change in the method of recognizing insurance premiums received on certain products from being recorded as revenues to being offset against the related provision for future insurance policy benefits since the third quarter beginning October 1, 2003. Insurance revenue decreased as a result of this change in method of recording revenue but the actual life insurance business remained strong as new insurance sales increased compared with the previous fiscal year, and the amount of insurance-in-force at the end of the fiscal year increased compared with the end of the previous fiscal year. Operating income at Sony Life increased due to improvements in valuation gains and losses from investments in the general account. The above mentioned change in revenue recognition method did not have a material effect on operating income. Valuation gains and losses from investments in the separate account accrue directly to the account of policyholders and, therefore, do not affect operating income.

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
      At Sony Finance, a leasing and credit financing business subsidiary in Japan, revenue was unchanged compared to the previous fiscal year as credit financing revenue increased slightly and leasing revenue and rent revenue decreased slightly. In terms of profitability, the operating loss increased due to the recording of a loss from the lease of certain fixed assets to Crosswave, which commenced reorganization proceedings under the Corporate Reorganization Law of Japan, and an increase in expenses associated with the start of a credit card business.
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

			All other segments
			excluding
	Financial Services		Financial Services		Consolidated

Fiscal Year Ended March 31	2003	2004	2003	2004	2003	2004

	(Yen in millions)
Financial Services revenue	537,276	593,544	—	—	509,398	565,752
Net sales and operating revenue	—	—	6,974,980	6,939,964	6,964,235	6,930,639

	537,276	593,544	6,974,980	6,939,964	7,473,633	7,496,391

Costs and expenses	514,518	538,383	6,811,292	6,896,377	7,288,193	7,397,489

Operating income	22,758	55,161	163,688	43,587	185,440	98,902

Other income (expenses) net	(1,282)	1,958	67,846	52,746	62,181	45,165

Income before income taxes	21,476	57,119	231,534	96,333	247,621	144,067

Income taxes and other	13,071	22,975	120,089	30,916	132,102	53,439
Cumulative effect of accounting changes	—	—	—	(2,117)	—	(2,117)

Net income	8,405	34,144	111,445	63,300	115,519	88,511

Other
      During the fiscal year ended March 31, 2004, sales of the Other segment were comprised mainly of an advertising agency business in Japan and SCN, an Internet-related service business subsidiary operating mainly in Japan.
      Sales for the fiscal year ended March 31, 2004 increased by 7.2 billion yen, or 2.7 percent, to 268.3 billion yen, compared with the previous fiscal year. Of total segment sales, 64 percent were sales to outside customers.

In terms of profit performance, operating losses for the segment decreased from 28.3 billion yen to 12.1 billion yen.
      During the fiscal year ended March 31, 2004, sales increased primarily due to an increase in sales at the in-house oriented information system service business, reflecting greater demand for its services by other businesses within Sony. Regarding profit performance, the segment recorded a loss primarily due to the recording of expenses associated with the development of network and content technology and services, intended to facilitate new businesses in the broadband age. Overall segment losses decreased compared to the previous fiscal year primarily because a U.S. subsidiary recorded a one-time gain of 7.7 billion yen on the sale of rights related to a portion of the Sony Card portfolio and because software in a discontinued professional-use video software business had been written off in the previous fiscal year. On the other hand, an operating loss was recorded at SCN compared with operating income in the previous fiscal year, due to increased expenses for subscriber acquisition.
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
Assets, Liabilities and Stockholders’ Equity
Assets
      Total assets on March 31, 2005 increased by 408.4 billion yen, or 4.5 percent, to 9,499.1 billion yen, compared with the previous fiscal year-end. Total assets on March 31, 2005 in all segments excluding the Financial Services segment decreased by 32.9 billion yen, or 0.5 percent, to 6,027.9 billion yen and total assets on March 31, 2005 in the Financial Services segment increased by 410.5 billion yen, or 11.8 percent, to 3,885.5 billion yen, compared with the previous fiscal year-end. Total assets on March 31, 2005 in all segments excluding the Financial Services segment would have decreased by approximately 2 percent compared with the previous fiscal year-end if the value of the yen had remained the same on March 31, 2005 as it was on March 31, 2004.
Current Assets
      Current assets on March 31, 2005 increased by 192.8 billion yen, or 5.7 percent, to 3,556.2 billion yen compared with the previous fiscal year-end. Current assets on March 31, 2005 in all segments excluding the Financial Services segment decreased by 99.6 billion yen, or 3.7 percent, to 2,592.8 billion yen.
      Cash and cash equivalents on March 31, 2005 in all segments excluding Financial Services segment decreased 73.2 billion yen, or 12.3 percent, to 519.7 billion yen compared with the previous fiscal year-end. This is primarily a result of 57.3 billion yen repayment of long-term debt relating to a variable interest entity responsible for the operation and development of a real estate complex in Berlin, Germany.
      Notes and accounts receivable, trade (net of allowance for doubtful accounts and sales returns) on March 31, 2005, in all segments excluding Financial Services segment increased 9.1 billion yen, or 1.0 percent, compared with the previous fiscal year-end to 952.7 billion yen.
      Inventories on March 31, 2005 decreased by 35.2 billion yen, or 5.3 percent, to 631.3 billion yen compared with the previous fiscal year-end. The inventory to cost of sales turnover ratio (based on the average of inventories at the end of each fiscal year and previous fiscal year) was 1.56 months compared to 1.53 months at the end of the previous fiscal year. Sony considers this level of inventory to be appropriate in the aggregate.
      Current assets on March 31, 2005 in the Financial Services segment increased by 290.5 billion yen, or 41.5 percent, to 990.2 billion yen, compared with the previous fiscal year-end. The increase was primarily attributable to an increase in marketable securities. (Refer to Note 7 of Notes to Consolidated Financial Statements.)
Investments and Advances
      Investments and advances on March 31, 2005 increased by 232.7 billion yen, or 9.3 percent, to 2,745.7 billion yen, compared with the previous fiscal year-end.

      Investments and advances on March 31, 2005 in all segments excluding the Financial Services segment increased by 86.8 billion yen, or 24.2 percent, to 445.4 billion yen. This increase was mainly the result of investments associated with the establishment of S-LCD, a joint venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous TFT LCD panels.
      Investments and advances on March 31, 2005 in the Financial Services segment increased by 104.5 billion yen, or 4.6 percent, to 2,379.0 billion yen, compared with the previous fiscal year-end. This increase was primarily due to investments mainly in Japanese fixed income securities resulting from an increase in insurance premiums at Sony Life, and an increase in housing loans due to a campaign carried out at Sony Bank.
      Also see “Investments” below.
Property, Plant and Equipment (after deduction of accumulated depreciation)
      Property, plant and equipment on March 31, 2005 increased by 7.4 billion yen, or 0.5 percent, to 1,372.4 billion yen, compared with the previous fiscal year-end.
      Property, plant and equipment on March 31, 2005 in all segments excluding the Financial Services segment increased by 9.6 billion yen, or 0.7 percent, to 1,333.8 billion yen, compared with the previous fiscal year-end.
      Capital expenditures (part of the increase in property, plant and equipment) for the fiscal year ended March 31, 2005 decreased by 21.4 billion yen, or 5.7 percent, to 356.8 billion yen compared with the previous fiscal year. Capital expenditures in the Electronics segment increased by 59.1 billion yen, or 23.5 percent, to 311.1 billion yen but decreased in the Game segment by 81.5 billion yen, or 81.2 percent, to 18.8 billion yen. Capital expenditures in the semiconductor businesses mainly in the Electronics segment amounted to 150.0 billion yen, of which investments in production equipment for system LSI including next generation broadband microprocessors amounted to 90.0 billion yen. Capital expenditures in the Music segment decreased by 0.8 billion yen, or 20.7 percent, to 2.9 billion yen, and decreased in the Pictures segment by 0.2 billion yen, or 3.4 percent to 5.8 billion yen, and decreased in the Other segment by 4.0 billion yen, or 39.3 percent, to 6.1 billion yen.
      Property, plant and equipment on March 31, 2005 in the Financial Services segment decreased by 2.3 billion yen, or 5.6 percent, to 38.6 billion yen compared with the previous fiscal year-end. Capital expenditures in the Financial Services segment decreased by 0.8 billion yen, or 16.7 percent, to 3.8 billion yen.
Other Assets
      Other assets on March 31, 2005 decreased by 46.7 billion yen, or 2.9 percent, to 1,545.9 billion yen, compared with the previous fiscal year-end.
      Other assets on March 31, 2005 in all segments excluding the Financial Services segment decreased by 62.5 billion yen to 1,189.4 billion yen. This decrease was primarily the result of the fact that, due to the establishment of SONY BMG, artist’s contracts belonging to the joint venture are no longer recorded as intangible assets within Sony’s consolidated balance sheets.
      Deferred tax assets on March 31, 2005 increased by 37.2 billion yen, or 18.3 percent, to 240.4 billion yen compared with the previous fiscal year-end. As a result of the recording of operating losses in the past, certain U.S. subsidiaries of Sony have had valuation allowances against deferred tax assets for U.S. federal taxes and certain state taxes. However, in the fiscal year ended March 31, 2005, based on both improved operating results in recent years and a sound outlook for the future operating performance at Sony’s U.S. subsidiaries, Sony reversed 67.9 billion yen of such valuation allowances. On the other hand, certain of Sony’s subsidiaries recorded new valuation allowances against deferred tax assets during the fiscal year ended March 31, 2005.
      Other assets in the Financial Services segment on March 31, 2005 increased by 17.8 billion yen, or 3.9 percent, to 477.8 billion yen compared with the previous fiscal year-end. This was mainly due to an increase in deferred insurance acquisition costs at Sony Life.

Liabilities
      Total current and long-term liabilities on March 31, 2005 decreased by 84.9 billion yen, or 1.3 percent, to 6,604.9 billion yen compared with the previous fiscal year-end. Total current and long-term liabilities on March 31, 2005 in all segments excluding the Financial Services segment decreased by 489.5 billion yen, or 12.7 percent, to 3,366.4 billion yen. Total current and long-term liabilities in the Financial Services segment on March 31, 2005 increased by 365.5 billion yen, or 11.8 percent, to 3,465.3 billion yen, compared with the previous fiscal year-end. Total current and long-term liabilities on March 31, 2005 in all segments excluding the Financial Services segment would have decreased by approximately 14 percent compared with the previous fiscal year-end if the value of the yen had remained the same on March 31, 2005 as it was on March 31, 2004.
Current Liabilities
      Current liabilities on March 31, 2005 decreased by 172.8 billion yen, or 5.8 percent, to 2,809.4 billion yen compared with the previous fiscal year-end. Current liabilities on March 31, 2005 in all segments excluding the Financial Services segment decreased by 236.1 billion yen, or 9.9 percent, to 2,137.5 billion yen.
      Short-term borrowings and current portion of long-term debt on March 31, 2005 in all segments excluding the Financial Services segment decreased 205.7 billion yen, or 50.2 percent, to 204.0 billion yen compared with the previous fiscal year-end. This decrease was mainly a result of the fact that of 300.0 billion yen of convertible bonds due on March 31, 2005, 5.0 billion yen were redeemed on the maturity date with 282.8 billion yen of the 287.8 billion yen balance outstanding at the start of the fiscal year being converted into common stock, which was partially offset by the reclassification of long term debt to current liabilities mainly consisting of 119.0 billion yen of straight bonds and bonds with warrants redeemable during the fiscal year ending March 31, 2006. (Refer to Note 11 of Notes to Consolidated Financial Statements.)
      Notes and accounts payable, trade on March 31, 2005 in all segments excluding the Financial Services segment increased by 28.0 billion yen, or 3.6 percent, to 801.3 billion yen compared with the previous fiscal year-end, mainly due to an increase within the Game segment.
      Current liabilities on March 31, 2005 in the Financial Services segment increased by 59.8 billion yen, or 9.2 percent, to 708.6 billion yen, mainly due to the increase in deposits from customers in the banking business. Deposits from customers in the banking business increased by 167.9 billion yen, or 44.3 percent, to 546.7 billion yen, due to the expansion of the banking business.
Long-term Liabilities
      Long-term liabilities on March 31, 2005 increased by 88.0 billion yen, or 2.4 percent, to 3,795.5 billion yen compared with the previous fiscal year-end.
      Long-term liabilities on March 31, 2005 in all segments excluding the Financial Services segment decreased by 253.5 billion yen, or 17.1 percent, to 1,228.9 billion yen. Long-term debt on March 31, 2005 in all segments excluding the Financial Services segment decreased 147.9 billion yen, or 19.1 percent, to 627.4 billion yen. This was primarily the result of the reclassification of long-term debt to current liabilities, including 119.0 billion yen of bonds redeemable during the fiscal year ending March 31, 2006 and a decrease in accrued pension and severance costs of 20.2 billion yen, or 5.6 percent, to 338.0 billion yen, primarily due to the reform of Sony’s employee retirement pension plan in Japan.
      Long-term liabilities on March 31, 2005 in the Financial Services segment increased by 305.7 billion yen, or 12.5 percent, to 2,756.7 billion yen. This was due to an increase in insurance-in-force in the life insurance business which resulted in an increase in future insurance policy benefits and other of 285.7 billion yen, or 13.1 percent, to 2,464.3 billion yen.

Total Interest-bearing Debt
      Total interest-bearing debt on March 31, 2005 decreased by 343.4 billion yen, or 27.4 percent, to 909.3 billion yen, compared with the previous fiscal year-end. Total interest-bearing debt on March 31, 2005 in all segments excluding the Financial Services segment decreased by 353.6 billion yen, or 29.8 percent, to 831.4 billion yen.
Stockholders’ Equity
      Stockholders’ equity on March 31, 2005 increased by 492.3 billion yen, or 20.7 percent, to 2,870.3 billion yen compared with the previous fiscal year-end. As noted above, of 300.0 billion yen of convertible bonds due on March 31, 2005, 5.0 billion yen were redeemed on the maturity date with 282.8 billion yen of the 287.8 billion yen balance outstanding at the start of the fiscal year being converted into common stock, and, therefore, incorporated into stockholders’ equity and additional paid-in capital. Retained earnings increased 139.0 billion yen compared with the previous fiscal year-end, and other comprehensive income (net of tax) was 64.3 billion yen. This was primarily due to comprehensive income of 74.2 billion yen arising from foreign currency translation adjustments in current fiscal year due to the devaluation of the yen, partially offset by the recording of a change in accumulated other comprehensive income of 7.3 billion yen arising from unrealized gains on securities in the current fiscal year. The ratio of stockholders’ equity to total assets increased 4.0 percent from 26.2 percent to 30.2 percent.
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

Financial Services

	Fiscal Year Ended
	March 31

	2004	2005

	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	256,316	259,371
Marketable securities	270,676	456,130
Notes and accounts receivable, trade	72,273	77,023
Other	100,433	197,667

	699,698	990,191
Investments and advances	2,274,510	2,378,966
Property, plant and equipment	40,833	38,551
Other assets:
Deferred insurance acquisition costs	349,194	374,805
Other	110,804	103,004

	459,998	477,809

	3,475,039	3,885,517

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	86,748	45,358
Notes and accounts payable, trade	7,847	7,099
Deposits from customers in the banking business	378,851	546,718
Other	175,357	109,438

	648,803	708,613
Long-term liabilities:
Long-term debt	135,811	135,750
Accrued pension and severance costs	10,183	14,362
Future insurance policy benefits and other	2,178,626	2,464,295
Other	126,349	142,272

	2,450,969	2,756,679
Minority interest in consolidated subsidiaries	—	5,476
Stockholders’ equity	375,267	414,749

	3,475,039	3,885,517

Sony without Financial Services

	Fiscal Year Ended
	March 31

	2004	2005

	(Yen in millions,)
ASSETS
Current assets:
Cash and cash equivalents	592,895	519,732
Marketable securities	4,072	4,072
Notes and accounts receivable, trade	943,590	952,692
Other	1,151,879	1,116,353

	2,692,436	2,592,849
Film costs	256,740	278,961
Investments and advances	358,629	445,446
Investments in Financial Services, at cost	176,905	187,400
Property, plant and equipment	1,324,211	1,333,848
Other assets	1,251,901	1,189,398

	6,060,822	6,027,902

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	409,766	204,027
Notes and accounts payable, trade	773,221	801,252
Other	1,190,563	1,132,201

	2,373,550	2,137,480
Long-term liabilities:
Long-term debt	775,233	627,367
Accrued pension and severance costs	358,199	338,040
Other	348,946	263,520

	1,482,378	1,228,927
Minority interest in consolidated subsidiaries	17,554	18,471
Stockholders’ equity	2,187,340	2,643,024

	6,060,822	6,027,902

Consolidated

	Fiscal Year Ended
	March 31

	2004	2005

	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	849,211	779,103
Marketable securities	274,748	460,202
Notes and accounts receivable, trade	1,011,189	1,025,362
Other	1,228,207	1,291,504

	3,363,355	3,556,171
Film costs	256,740	278,961
Investments and advances	2,512,950	2,745,689
Property, plant and equipment	1,365,044	1,372,399
Other assets:
Deferred insurance acquisition costs	349,194	374,805
Other	1,243,379	1,171,075

	1,592,573	1,545,880

	9,090,662	9,499,100

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	475,017	230,266
Notes and accounts payable, trade	778,773	806,044
Deposits from customers in the banking business	378,851	546,718
Other	1,349,574	1,226,340

	2,982,215	2,809,368
Long-term liabilities:
Long-term debt	777,649	678,992
Accrued pension and severance costs	368,382	352,402
Future insurance policy benefits and other	2,178,626	2,464,295
Other	382,930	299,858

	3,707,587	3,795,547
Minority interest in consolidated subsidiaries	22,858	23,847
Stockholders’ equity	2,378,002	2,870,338

	9,090,662	9,499,100

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
      The following table contains available for sale and held to maturity securities, breaking out the unrealized gains and losses by investment category.

	Fiscal Year Ended March 31, 2005

	Cost	Unrealized gain	Unrealized Loss	Fair Market Value

	(Yen in millions)
Financial Services
Available for sale
Debt securities
Sony Life	1,769,693	56,988	(2,130)	1,824,551
Other	315,101	1,096	(281)	315,916
Equity securities
Sony Life	42,256	22,735	(278)	64,713
Other	9,469	5,172	(12)	14,629
Held to maturity
Debt securities
Sony Life	—	—	—	—
Other	27,414	530	(13)	27,931

Total Financial Services	2,163,933	86,521	(2,714)	2,247,740

Non-Financial Services:
Available for sale securities	61,212	21,520	(577)	82,155
Held to maturity securities	17	—	—	17

Total Non-Financial Services	61,229	21,520	(577)	82,172

Consolidated	2,225,162	108,041	(3,291)	2,329,912

      The most significant portion of these unrealized losses relate to investments held by Sony Life. Sony Life principally invests in debt securities in various industries. Almost all of these securities were rated “BBB” or better by Standard & Poor’s, Moody’s or others. As of March 31, 2005, Sony Life had debt and equity securities which had gross unrealized losses of 2.1 billion yen and 0.3 billion yen, respectively. Of the unrealized loss amounts recorded by Sony Life, less than 1 percent relate to securities being in an unrealized loss position of greater than 12 months. These unrealized losses related to numerous investments, with no single investment being in a material unrealized loss position. In addition, there was no individual security with unrealized losses that met the test discussed above for impairment as the declines in value were observed to be small both in amounts and percentage, and therefore, the decline in value for those investments was still determined to be temporary in nature. The percentage of noninvestment grade securities held by Sony Life represents approximately 2 percent of Sony Life’s total investment portfolio, while the percentage of unrealized losses that relate to those noninvestment grade securities was approximately 4 percent of Sony Life’s total unrealized losses as of March 31, 2005.
      For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2005 (2.1 billion yen), maturity dates vary as follows:

• Within 1 year:	18 percent
• 1 to 5 years:	55 percent
• 5 to 10 years:	21 percent
      Sony also maintains long-term investment securities issued by a number of non-public companies. The aggregate carrying amount of these investments in non-public companies at March 31, 2005 was 48.9 billion yen. A non-public equity investment is valued at cost as fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other than temporary, impairment of the investment is recognized and the carrying value is reduced to its fair value.
      For the fiscal years ended March 31, 2003, 2004 and 2005, total impairment losses were 25.5 billion yen, 16.7 billion yen and 4.2 billion yen of which 2.3 billion yen, 0.2 billion yen and 0.5 billion yen, respectively, were recorded by Sony Life in Financial Services revenue (Refer to “Financial Services” under “Operating Performance by Business Segment” for the fiscal years ended March 31, 2005 and March 31, 2004). Impairment losses other than at Sony Life in each of the three fiscal years were reflected in non-operating expenses and primarily relate to the certain strategic investments in non-financial services businesses. These investments primarily relate to the certain strategic investments in Japan, the U.S. and Europe with which Sony has strategic relationships for the purposes of developing and marketing new technologies. The impairment losses were recorded for each of the three fiscal years as these companies failed to successfully develop and market such technology, the operating performance of the companies was more unfavorable than previously expected and the decline in fair value of these companies was judged as other-than-temporary. None of these impairment losses was individually material to Sony, except for the devaluation of securities explained in “Other Income and Expenses” for the fiscal years ended March 31, 2005, March 31, 2004 and March 31, 2003.
      Upon determination that the value of an investment is impaired, the value of the investment is written down to its fair value. For publicly traded investments, fair value is determined by the closing stock price as of the date on which the impairment determination is made. For non-public investments, fair value is determined through the use of such methodologies as discounted cash flows, valuation of recent financings and comparable valuations of similar companies. The impairment losses that were recorded in each of the three fiscal years related to the unique facts and circumstances of each individual investment and did not significantly impact other investments.
      Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. Sony Life and Sony Bank account for approximately 84 percent and 14 percent of the investments of the Financial Services segment, respectively.
      Sony Life’s basic investment policy is to take both expected returns and investment risks into account in order to maintain sound asset quality, structuring its asset management portfolio to ensure steady medium- and long-term returns by investing assets in an efficient manner and responding flexibly to changes in financial conditions and the investment environment. Moreover, Sony Life analyzes the character of future insurance policy benefits by utilizing Asset Liability Management (“ALM”), a method of managing interest rate fluctuation risk through the comprehensive identification of the mismatches of duration and cash flows between assets and liabilities. Government bonds, convertible bonds, and straight corporate bonds constitute a majority of Sony Life’s current portfolio. Sony Life invests in various types of bonds in many countries, companies and industries, to diversify associated risks. Stocks accounted for approximately 3 percent of the current portfolio.
      Sony Bank operates using a similar basic investment policy as Sony Life, taking expected returns and investment risks into account in order to disperse associated risks, and structuring its asset portfolio to ensure steady returns from investments. In addition, Sony Bank is careful to match the duration of its asset portfolio with the duration of liabilities resulting from customer deposits, in order to ensure that significant discrepancies do not occur. Government bonds and corporate bonds in yen or other currencies constitute a majority of Sony Bank’s current portfolio. To safeguard its assets Sony Bank does not invest in equity securities but invests in various types of government and corporate bonds in many countries, companies and industries, to diversify associated risks. With respect to loans, Sony Bank mainly offers housing loans to individuals and does not have any corporate loan exposure.
Contractual Obligations, Commitments, and Contingent Liabilities
      The following table summarizes Sony’s contractual obligations and major commitments. Please note that references to Notes below are references to particular notes within the Notes to Consolidated Financial Statements.

		Payments Due by Period

		Less than	1 to	3 to	After
	Total	1 Year	3 Year	5 Year	5 Year

		(Yen in millions)
Contractual Obligations and Major Commitments:*
Long-term debt (Note 11)
Capital lease obligations (Notes 8 and 11)	40,301	11,713	17,435	6,655	4,498
Other long-term debt (Note 11)	805,561	155,157	192,741	278,684	178,979
Minimum rental payments required under operating leases (Note 8)	169,951	38,182	53,561	24,556	53,652
Purchase commitments for property, plant and equipment and other assets (Note 23)	83,683	67,698	15,973	12	—
Expected cost for the production or purchase of films and television programming or certain rights (Note 23)	82,080	45,651	36,429	—	—

* The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2005 discussed below as such amount is not currently determinable. Sony expects to contribute approximately 35.0 billion yen to the Japanese pension plans and approximately 6.0 billion yen to the foreign pension plans for the fiscal year ending March 31, 2006 (Note 14).
* The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included in the above table or the amount of commitments outstanding at March 31, 2005 discussed below as it is not foreseeable how many loans will be executed. The total unused portion of the line of credit extended under these contracts was 199.9 billion yen as of March 31, 2005 (Note 23).
* The 5 year Revolving Credit Agreement with Sony BMG, which matures on August 5, 2009 and provides for a base commitment of 32.1 billion yen and additional incremental borrowings of up to 16.1 billion yen, is not included in the above table or the amount of commitments outstanding at March 31, 2005 discussed below as such amount is not currently determinable. Sony’s outstanding commitment under this Credit Agreement as of March 31, 2005 was 24.1 billion yen (Note 23).

      The total amount of commitments outstanding at March 31, 2005 was 240.7 billion yen (Refer to Note 23 of Notes to Consolidated Financial Statements). The commitments include major purchase obligations as shown above.
      In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2005, such commitments outstanding were 83.7 billion yen.
      A subsidiary in the Pictures segment has committed to fund a portion of the production cost of completed films and is responsible for all distribution and marketing expenses relating to these films under a distribution agreement with a third party. Further, certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights therein. As of March 31, 2005, the total amount of the expected cost for the production or purchase of films and television programming or certain rights under the above commitments was 82.1 billion yen.
      In order to fulfill its commitments, Sony will use cash generated by its operating activities, intra-group loans and borrowings from subsidiaries with excess funds to subsidiaries that are short of funds through its finance subsidiaries such as SGTS, and raise funds from the global capital markets and from banks when necessary.
      The following table summarizes Sony’s contingent liabilities.

Total Amounts of
Contingent Liabilities

(Yen in millions)
Contingent Liabilities: (Notes 23)
Loan guarantees to related parties	7,642
Other	18,407

Total contingent liabilities	26,049

Off-Balance Sheet Arrangements
      Sony has several accounts receivable securitization programs to provide liquidity, capital resources and credit risk support.
      In the United States, Sony has set up an accounts receivable securitization program that provides for the accelerated receipt of up to 53.5 billion yen of cash on eligible trade accounts receivable of Sony’s U.S. electronics subsidiary. Through this program, Sony can securitize and sell a percentage of an undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by a bank. These securitization transactions are accounted for as a sale in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, because Sony has relinquished control of the receivables. Accordingly, accounts receivable sold under these transactions are excluded from receivables in the accompanying consolidated balance sheet. During the period from April 2004 to January 2005, Sony sold a total of 80.3 billion yen of accounts receivable under this program. There were no outstanding amounts due at March 31, 2005 relating to the existing undivided interests in the pool of receivables that had been sold. Losses from these transactions were insignificant. This program was terminated in May 2005.
      During the fiscal year ended March 31, 2005, Sony entered into new accounts receivable sales programs that provide for the accelerated receipt of up to 47.5 billion yen of eligible trade accounts receivable of Sony Corporation. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. These transactions are accounted for as a sale in accordance with FAS No. 140, because Sony has relinquished control of the receivables. Accordingly, accounts receivable sold under these transactions are excluded from receivables in the accompanying consolidated balance sheet. The initial sale of these receivables was in March 2005, and Sony sold a total of 10.0 billion yen for the fiscal year ended March 31, 2005. Losses from these transactions were insignificant. Although Sony continues servicing the sold receivables, no servicing liabilities are recorded because costs regarding collection of the sold receivables are insignificant.
      Refer to Note 6 of Notes to Consolidated Financial Statements for more information.
      Sony has, from time to time, entered into various financing arrangements with Variable Interest Entities (“VIEs”). These arrangements include facilities which provide for the leasing of certain property, the financing of film production and the development and operation of a multi-use real estate complex. Although not a significant part of its financing activities, Sony employs these arrangements because they provide a diversification of funding sources. The assets and liabilities associated with these arrangements previously qualified for off-balance sheet treatment. On July 1, 2003, Sony adopted FIN 46 and accordingly, the assets and liabilities associated with these arrangements were consolidated. Refer to Note 22 of Notes to Consolidated Financial Statements for more information. As a result, Sony recognized a one time charge with no tax effect of 2.1 billion yen for cumulative effect of an accounting change for the year ended March 31, 2004. Additionally, Sony’s assets and liabilities increased as non-cash transactions, which resulted in no cash flows, by 95.3 billion yen and 98.0 billion yen, respectively. Cash and cash equivalents as of March 31, 2005, also increased by 1.5 billion yen compared with previous fiscal year-end. As of March 31, 2005, Sony is a primary beneficiary for all the VIEs in which Sony holds a significant variable interest, and all these VIEs are consolidated by Sony. Also, in connection with Sony’s utilization of joint venture and alliances to achieve certain strategic objectives, Sony has recently entered into several joint ventures and made certain strategic investments which include SONY BMG, S-LCD and MGM. Sony has reviewed these investments and determined that both SONY BMG and S-LCD are not VIEs while MGM is a VIE. However, MGM will not be consolidated as Sony is not the primary beneficiary of this VIE. Accordingly, Sony has accounted for these investments under the equity method.
Cash Flows
(The fiscal year ended March 31, 2005 compared with the fiscal year ended March 31, 2004)
      Operating Activities: During the fiscal year ended March 31, 2005, Sony generated 647.0 billion yen of net cash from operating activities, a increase of 14.4 billion yen, or 2.3 percent compared with the previous fiscal year. Of this total, all segments excluding the Financial Services segment generated 485.4 billion yen of net cash from operating activities, a increase of 84.3 billion yen, or 21.0 percent, compared with the previous fiscal year, and the Financial Services segment generated 168.1 billion yen of net cash from operating activities, a decrease of 73.5 billion yen, or 30.4 percent, compared with the previous fiscal year.
      During the fiscal year, in addition to profit contributions from the Pictures, Financial Services, Game and Music segments and depreciation expenses, operating cash flow benefited from an increase in notes and accounts payable, trade, primarily associated with an increase in sales and procurement related primarily to the PlayStation Portable within the Game segment during the fourth quarter of the fiscal year, a decrease in notes and accounts receivable, trade, associated with a sales decrease in the Pictures segment during the fourth quarter and within the Music segment associated with the decrease in sales after August 2004, and a decrease in inventory mainly within the Game and Electronics segments. Partially offsetting these contributions were factors including an increase in notes and accounts receivable, trade primarily within the Game segment. In addition, in the Financial Services segment, an increase in future insurance policy benefits and other, due to an increase in insurance-in-force, contributed to operating cash flow in the Financial Services segment.
      Compared with the previous fiscal year, net cash provided by operating activities increased, due to a decrease in inventory during the fiscal year compared to an increase in inventory in the previous fiscal year, and there was a smaller increase in notes and accounts receivable, trade, compared with the previous fiscal year associated with the decrease in sales. These factors were partially offset by factors such as a smaller increase in notes and accounts payable, trade.
      Investing Activities: During the fiscal year, Sony used 931.2 billion yen of net cash in investing activities, an increase of 169.4 billion yen, or 22.2 percent, compared with the previous fiscal year. Of this total, all segments excluding the Financial Services segment used 472.1 billion yen of net cash in investing activities, an increase of 119.6 billion yen, or 33.9 percent, compared with the previous fiscal year, and the Financial Services segment used 421.4 billion yen in net cash, an increase of 19.8 billion yen, or 4.9 percent.
      During the fiscal year, purchases of fixed assets (capital expenditures) were made, primarily due to proactive capital expenditures in semiconductors mainly within the Electronics segment, mostly associated with system LSI including the advanced microprocessor “Cell,” as well as investments associated with the establishment of the amorphous TFT LCD panel manufacturing joint venture S-LCD. Within the Financial Services segment, payments for investments and advances exceeded proceeds from maturities of marketable securities, sales of securities investments and collections of advances primarily as a result of both investments in mainly Japanese fixed income securities resulting from an increase in insurance premiums at Sony Life, and a housing loan campaign carried out at Sony Bank.
      Compared with the previous fiscal year, net cash used in investing activities increased, due primarily to investments associated with S-LCD. In all segments excluding the Financial Services segment, the amount of payments for investments and advances increased by 124.8 billion yen from 33.3 billion yen to 158.2 billion yen due to the abovementioned investments at S-LCD. On the other hand, in the Financial Services segment, net cash used in investing activities increased due to an increase in proceeds from investments and advances year on year.
      In all segments excluding the Financial Services segment, the difference between cash generated from operating activities and cash used in investing activities was 13.3 billion yen for the fiscal year, a decrease of 35.3 billion yen, or 72.6 percent, compared with the previous fiscal year.
      Financing Activities: During the fiscal year ended March 31, 2005, 205.2 billion yen of net cash was provided by financing activities. Of the total, 95.4 billion yen of net cash was used for financing activities in all segments excluding the Financial Services segment as a result of 89.7 billion yen being used for the repayment of long term debt and 23.0 billion yen in cash being used for the payment of dividends.
      In the fiscal year ended March 31, 2005, net cash was used for financing activities compared to 153.8 billion yen of net cash procured in the previous fiscal year. This change was due mainly to the issuance of 250.0 billion yen in euro yen convertible bonds (bonds with stock acquisition rights) within the previous fiscal year.
      In the Financial Services segment, as a result of a 294.4 billion yen increase in customer deposits due to factors such as an increase in insurance-in-force at Sony Life and an increase in deposits from customers in the banking business, 256.4 billion yen was procured by financing activities.
      Accounting for all these factors and the effect of exchange rate changes, the total outstanding balance of cash and cash equivalents at the end of the fiscal year decreased by 70.1 billion yen, or 8.3 percent, to 779.1 billion yen, compared with the end of the previous fiscal year. The total outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment decreased by 73.2 billion yen, or 12.3 percent, to 519.7 billion yen, and for the Financial Services segment, increased by 3.1 billion, or 1.2 percent, to 259.4 billion yen, compared with the end of the previous fiscal year.
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

Condensed Statements of Cash Flows

	Fiscal Year Ended
	March 31

	2004	2005

	(Yen in millions)
Financial Services
Net cash provided by operating activities	241,627	168,078
Net cash used in investing activities	(401,550)	(421,384)
Net cash provided by financing activities	141,696	256,361

Net increase (decrease) in cash and cash equivalents	(18,227)	3,055
Cash and cash equivalents at beginning of the fiscal year	274,543	256,316

Cash and cash equivalents at end of the fiscal year	256,316	259,371

	Fiscal Year Ended
	March 31

	2004	2005

	(Yen in millions)
Sony without Financial Services
Net cash provided by operating activities	401,090	485,439
Net cash used in investing activities	(352,496)	(472,119)
Net cash provided by (used in) financing activities	153,759	(95,373)

Effect of exchange rate changes on cash and cash equivalents	(47,973)	8,890

Net increase (decrease) in cash and cash equivalents	154,380	(73,163)
Cash and cash equivalents at beginning of the fiscal year	438,515	592,895

Cash and cash equivalents at end of the fiscal year	592,895	519,732

	Fiscal Year Ended
	March 31

	2004	2005

	(Yen in millions)
Consolidated
Net cash provided by operating activities	632,635	646,997
Net cash used in investing activities	(761,792)	(931,172)
Net cash provided by financing activities	313,283	205,177
Effect of exchange rate changes on cash and cash equivalents	(47,973)	8,890

Net increase (decrease) in cash and cash equivalents	136,153	(70,108)
Cash and cash equivalents at beginning of the fiscal year	713,058	849,211

Cash and cash equivalents at end of the fiscal year	849,211	779,103

Cash Flows
(The fiscal year ended March 31, 2004 compared with the fiscal year ended March 31, 2003)
      Operating Activities: During the fiscal year ended March 31, 2004, Sony generated 632.6 billion yen of net cash from operating activities, a decrease of 221.2 billion yen, or 25.9 percent compared with the previous fiscal year. Of this total, all segments excluding the Financial Services segment generated 401.1 billion yen of net cash from operating activities, a decrease of 143.0 billion yen, or 26.3 percent, compared with the previous year, and the Financial Services segment generated 241.6 billion yen of net cash from operating activities, a decrease of 73.1 billion yen, or 23.2 percent, compared with the previous fiscal year.

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
      Compared with the previous fiscal year, net cash used in investing activities increased due to an increase in purchases of fixed assets, primarily in the Electronics and Game segments. In all segments excluding the Financial Services segment, the amount of payments for investments and advances decreased by 90.5 billion yen, or 73.1 percent, to 33.3 billion yen, compared with the previous fiscal year, due to investments associated with the acquisition of companies such as InterTrust Technologies Corporation and an increase in the capital stock of Sony Ericsson in the fiscal year ended March 31, 2003. On the other hand, the amount of proceeds from sales and maturities of investments and collections of advances in the segments other than Financial Services segment decreased 113.5 billion yen, or 76.2 percent to 35.5 billion yen compared with the previous fiscal year, due to the sale of Sony’s equity interest in Telemundo in the previous fiscal year. In the Financial Services segment, net cash used in investing activities decreased due to an increase in proceeds from investments and advances.
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

			All other segments
			excluding
	Financial Services		Financial Services		Consolidated

Fiscal Year Ended March 31	2003	2004	2003	2004	2003	2004

	(Yen in millions)
Net cash provided by operating activities	314,764	241,627	544,051	401,090	853,788	632,635

Net cash used in investing activities	(516,663)	(401,550)	(185,883)	(352,496)	(706,425)	(761,792)

Net cash provided by (used in) financing activities	149,207	141,696	(251,247)	153,759	(93,134)	313,283

Effect of exchange rate changes on cash and cash equivalents			(24,971)	(47,973)	(24,971)	(47,973)

Net increase (decrease) in cash and cash equivalents	(52,692)	(18,227)	81,950	154,380	29,258	136,153
Cash and cash equivalents at beginning of the fiscal year	327,235	274,543	356,565	438,515	683,800	713,058

Cash and cash equivalents at end of the fiscal year	274,543	256,316	438,515	592,895	713,058	849,211

LIQUIDITY AND CAPITAL RESOURCES
      Sony’s financial policy is to secure adequate liquidity and financing for its operations and to maintain the strength of its balance sheet.
      Sony intends to continue both structural reform and investment for future growth in several segments. Sony believes that it can maintain sufficient liquidity and financial flexibility to satisfy its various capital needs, including the funding requirements that arise from this business strategy, working capital needs, repayment of existing debt, payment of dividend and all its other capital needs, through operating cash flows and cash and cash equivalents, its ability to procure necessary funds from the financial and capital markets, its commitment lines with banks, and other means.

Market Access
      Sony Corporation and SGTS, a finance subsidiary in the U.K., procure funds from the financial and capital markets.
      In order to meet long-term funding requirements, Sony Corporation utilizes its access to global equity and bond markets and did not issue any stock or bonds during the fiscal year. Sony has a shelf registration of 300 billion yen in the Japanese domestic bond market, of which no bonds were issued as of March 31, 2005.
      In order to meet the working capital requirements of Sony, SGTS maintains commercial paper (“CP”) programs and a medium-term note (“MTN”) program. SGTS maintains CP programs for the U.S., Euro and Japanese CP markets. As of March 31, 2005, the total amount of these CP programs was 1,251.5 billion yen. During the fiscal year ended March 31, 2005, the largest month-end outstanding balance of CP at SGTS was 122.5 billion yen in November 2004. There was no outstanding balance of CP as of March 31, 2005.
      SGTS maintains a Euro MTN program of whose total program amount as of March 31, 2005 was 536.8 billion yen. There was no outstanding balance as of March 31, 2005. Sony Capital Corporation (“SCC”), a Sony finance subsidiary in the U.S., had an outstanding MTN balance of approximately 58.8 billion yen as of March 31, 2005. However, Sony does not intend to utilize SCC’s program for future financing requirements as SCC’s financing function was integrated into that of SGTS.
Liquidity Management
      Sony defines its liquidity sources as the amount of cash, cash equivalents (“cash balance”), and committed lines of credit contracted with financial institutions. Working capital needs of Sony shows general seasonality to grow significantly in the third quarter (from October to December). In Sony’s liquidity management, it is basic policy to secure sufficient liquidity throughout the relevant fiscal year, covering such factors as short-term cash flow volatility mentioned above, repayments for debts whose due date come within the fiscal year, and possible downward earnings risk due to business environment change.
      Sony has a policy to keep more than a certain level of cash balance to absorb any working capital needs daily and monthly. The cash balance on March 31, 2005, was 523.8 billion yen. A short-term shortage in the cash balance is financed by the issuance of CP. However, Sony controls the outstanding CP amount through internal limits as part of its short-term debt risk management strategy. In the fiscal year ended March 31, 2005, there was no outstanding CP amount.
      As part of its additional liquidity sources, Sony has a total of 868.7 billion yen in committed lines of credit, of which the unused amount was approximately 863.9 billion yen as of March 31, 2005. Major committed lines of credit include 574.3 billion yen of the Global Commitment Facilities contracted with a syndicate of global banks, and 250 billion yen of committed lines of credit contracted with a syndicate of Japanese banks. There has been no major change since the last fiscal year in terms of the total amount and composition of the committed lines of credit. Sony uses these lines for general corporate purposes, including the support of commercial paper programs and for emergency purposes. There are no financial covenants in any of Sony’s material financial agreements that would cause an acceleration of the obligation in the event of a downgrade in Sony’s credit ratings. However, a downgrade in Sony’s credit ratings could increase the cost of borrowings. There are no restrictions on how Sony’s borrowings can be used except that some borrowings may not be used to acquire securities listed on a U.S. exchange or traded over-the-counter in U.S., and use of such borrowings must comply with the rules and regulations issued by authorities such as the Board of Governors of the Federal Reserve Board.
Ratings
      Sony considers it to be one of management’s top priorities to maintain a stable and appropriate credit rating in order to ensure financial flexibility for liquidity and capital management, and to continue to maintain adequate access to sufficient funding resources in the financial and capital markets.

      In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s Investors Service (“Moody’s”) and Standard and Poor’s Rating Services (“S&P”). In addition, Sony maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.
      Sony’s current debt ratings from each agency are noted below:

	Moody’s	S&P	R&I

Long-term debt	A1 (Outlook: Negative)	A (Outlook: Negative)	AA
Short-term debt	P-1	A-1	a-1+
      On November 22, 2004, S&P downgraded Sony’s long-term debt rating from A+ to A (outlook: negative). This action reflected the concerns of S&P that it is uncertain if Sony will strengthen and stabilize its profitability particularly in the electronics business, under the severe competition and deflationary pressures. Sony’s short-term debt rating from S&P has been unaffected. Despite the downgrading of Sony’s long-term debt rating by S&P, Sony believes its access to the global capital markets and ability to issue CP for its working capital needs has not been limited.
Cash Management
      Sony is centralizing and working to make more efficient its global cash management activities through SGTS. The excess or shortage of cash at most of Sony’s subsidiaries is invested or funded by SGTS after having been netted out, although Sony recognizes that fund transfers are limited in certain countries and geographical areas due to restrictions on capital transactions. In order to pursue more efficient cash management, Sony manages uneven cash distribution among its subsidiaries directly or indirectly through SGTS so that Sony can reduce unnecessary cash and cash equivalents as well as borrowings as much as possible.
      The above description covers liquidity and capital resources for consolidated Sony excluding the Financial Services segment which secure liquidity on their own.
Financial Services segment
      In the Financial Services segment, the management of SFH, Sony Life, Sony Assurance and Sony Bank recognize the importance of securing sufficient liquidity to cover the payment obligations that they take on as a result of their ordinary course of business, and these companies abide by the regulations imposed by regulatory authorities and establish and operate under company guidelines that comply with these regulations. Their purpose in doing so is to maintain sufficient cash and cash equivalents and secure sufficient means to pay their obligations. For instance, Sony Life’s cash inflows come mainly from policyholders’ insurance premiums and Sony Life keeps sufficient liquidity in the form of investments primarily in various securities. Sony Bank, on the other hand, uses its cash inflows, which come mainly from customers’ deposits in local or foreign currencies, in order to offer housing loans to individuals or to make bond investments, and establish a necessary level of liquidity for the smooth settlement of transactions.
      Sony Life currently obtains ratings from four rating agencies: A+ by S&P both for long-term local currency issuer ratings and insurance and finance capability ratings, A+ by AM Best Corporation for insurance and finance capability ratings, and AA by R&I and the Japan Credit Rating Agency Ltd for insurance claim payment capabilities ratings. Sony Bank obtained an A-/ A-2 rating from S&P for its long-term/short-term local/foreign currency issuer ratings.
RESEARCH AND DEVELOPMENT
      Recognizing that research and development are indispensable for business growth, Sony has established semiconductors, displays, and optical technologies, and related devices, as focus areas for research and development and is devoting its energies to the development of a variety of strategic devices and innovative new products as part of research and development activities within the Network Companies and business groups. Moreover, a Technology Round Table has been set up to facilitate the selection, consolidation and convergence of themes for research and development, for the sharing and validation of research and development roadmaps and to frame research and development strategy. In addition, while continually endeavoring to improve product quality, Sony is also striving to develop products that are even more environmentally-friendly. During the fiscal year ended March 31, 2005, Sony received a special commendation and award from the Ministry of Agriculture, Forestry and Fisheries of Japan for excellence in the utilization of biomass as a result of Sony’s “technological development and proactive implementation of vegetable-based plastics in home electronic appliances.” Sony continues to strengthen the basic research and development structure at two of its corporate laboratories, the Material Laboratories and the Information Technology Laboratories. These laboratories closely collaborate with the research and development activities carried out by the network companies, with the aim of forging new future markets. In addition, Sony operates three independent research laboratories; Sony Computer Science Laboratories, Inc. (focusing on fundamental research and user interface research); Sony-Kihara Research Center, Inc. (focusing on three-dimensional computer graphics and image processing technologies); and Sony Intelligence Dynamics Laboratories, Inc.
      Research and development costs for the fiscal year ended March 31, 2005 decreased 12.5 billion yen, or 2.4 percent, to 502.0 billion yen, compared with the previous fiscal year. The ratio of research and development costs to sales (excluding the Financial Services segment) increased from 7.5 percent to 7.6 percent. The bulk of research and development costs were incurred in the Electronics and Game segments. Expenses in the Electronics segment increased 2.4 billion yen, or 0.5 percent, to 432.8 billion yen, and expenses in the Game segment decreased 14.9 billion yen, or 17.9 percent, to 68.5 billion yen. In the Electronics segment, approximately 62 percent of expenses were for the development of new product prototypes while the remaining 38 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications, displays and next generation optical discs. There was an increase in research and development costs related to semiconductor process technology associated with the transfer of Sony Computer Entertainment’s semiconductor manufacturing operations from the Game segment to the Electronics segment. However, the stringent selection of research and development activities resulted in a small increase in research and development expenses within the Electronics segment. Research and development expenses in the Game segment remained high due to the research and development associated with PlayStation Portable and PLAYSTATION 3.
      Research and development costs for the fiscal year ended March 31, 2004 increased 71.4 billion yen, or 16 percent, to 514.5 billion yen, compared with the previous fiscal year. The ratio of research and development costs to sales (excluding the Financial Services segment) increased from 6.4 percent to 7.5 percent. The bulk of research and development costs were incurred in the Electronics and Game segments. Expenses in the Electronics segment increased 49.2 billion yen, or 12.9 percent, to 430.5 billion yen, and expenses in the Game segment increased 21.9 billion yen, or 35.7 percent, to 83.4 billion yen. In the Electronics segment, approximately 62 percent of expenses were for the development of new product prototypes while the remaining approximately 38 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications, displays and next generation optical discs. Research and development costs in the Game segment increased primarily in the semiconductor and hardware fields, with network technology accounting for part of the increase in the hardware area.
      Research and development costs for the fiscal year ended March 31, 2003 were 443.1 billion yen. The bulk of research and development costs were incurred in the Electronics and Game segments; expenses in the Electronics segment were 381.2 billion yen, and expenses in the Game segment increased 61.5 billion yen. In the Electronics segment, approximately 66 percent of expenses were for the development of new product prototypes while the remaining approximately 34 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications, and displays.
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
      In response to these challenges, over the three fiscal years ending March 31, 2006, Sony is implementing Transformation 60, a series of fundamental reforms aimed at improving operational profitability and competitiveness in anticipation of future growth. Through greater focus of management resources on strategic businesses, accelerated reform of its manufacturing platform, headcount reductions in administrative (including corporate) and sales functions and reductions in the cost of non-production materials, Sony intends to reduce fixed costs. (See “Restructuring” in “Item 5. Operating and Financial Review and Prospects” for more detailed information about restructuring). Sony also aims to lay the seeds for future growth through strategic investments in research and development, as well as aggressive capital expenditures in the area of semiconductors.
      In addition to this cost-cutting and investment for growth, each of Sony’s business segments grappled with issues specific to that segment. Below is a description of the issues management believes each segment continues to face and an explanation as to how each segment is approaching those issues.
Electronics
      Although the Electronics segment continues to hold a very strong position in the worldwide consumer audio visual products market, that position has become increasingly threatened as a result of the entrance of new manufacturers and distributors. These new entrants are threatening Sony’s position due to the industry shift from analog to digital technology. In the analog era, complicated functionality of electronics products was made possible through the combination of several complex parts, and Sony held a competitive advantage in the design and manufacture of those parts as a result of its accumulated expertise. In the digital era, however, complicated functionality has become concentrated on semiconductors and other key digital devices. Since these semiconductors and key devices are able to be mass produced, they have become readily available to new market entrants, and the functionality that once commanded a high premium has become more affordable. This has led to intense price erosion in the end-user consumer audio visual products market. To respond to these challenges, Sony is striving to keep pace with price erosion by reducing its manufacturing and other costs. It is seeking to maintain the premium pricing it enjoys on many of its end-user products by adding functionality to those products and developing new applications and ways of use that are then communicated to the consumer. In addition, it is taking steps to increase its competitive edge by developing high value-added semiconductors and other digital key devices in-house. By increasing the ratio of key devices produced in-house, Sony aims to capture the value that has become increasingly concentrated in those devices.
      In the area of semiconductors, in the fiscal years ended March 31, 2004 and 2005, Sony carried out 175 billion yen and 150 billion yen, respectively, of capital expenditure mainly on system large scale integrations (“LSI”) and CCDs. Of this, Sony invested 69 billion yen in the fiscal year ended March 31, 2004 and invested 90 billion yen in the fiscal year ended March 31, 2005 on semiconductor fabrication equipment built at the 65 nanometer level of process technology. Chips that will be manufactured using this equipment will be some of the most highly advanced on the market, and will include the new microprocessor for the broadband era, Cell, as well as other system LSI for use in the next generation computer entertainment system, PLAYSTATION 3 and a variety of future consumer electronics products. Sony began developing Cell together with IBM Corporation and Toshiba Corporation in the spring of 2001. In July 2004, in order to establish a more efficient and coordinated semiconductor supply structure, Sony has integrated its semiconductor manufacturing business by transferring Sony Computer Entertainment’s semiconductor manufacturing operation from the Game segment to the semiconductor category within the Electronics segment.
      In the area of other key devices, Sony invested in 7th generation amorphous TFT LCD panel production equipment, through a one billion U.S. dollar investment in S-LCD, a joint venture with Samsung Electronics Co., Ltd. based in South Korea. This investment reflects Sony’s belief that demand for LCD televisions will continue to increase rapidly. Samsung holds 50 percent plus one share of the equity of the joint venture while Sony holds 50 percent minus one share of the equity of the joint venture. The President and CEO comes from Samsung while the CFO comes from Sony. Production of LCD panels began in April 2005. Expected production capacity is 60,000 sheets per month at the 7th generation (1,870 mm x 2,200 mm) level of technology.
Game
      In the Game segment, PS2 has a high share of the global game console market, and the PS2 business, particularly the PS2 software business, remains in its harvest stage. However, production shipment units of PS2 hardware are expected to decrease in the fiscal year ending March 31, 2006. In order to ensure future growth in the Game segment, Sony is investing, as described above, in the research and development of cutting-edge microprocessors and other LSIs that will be used in the next generation computer entertainment system, PLAYSTATION 3. Furthermore, Sony is working to develop a new market through its introduction of PlayStation Portable, a new handheld video game system on which a variety of content can be enjoyed. PlayStation Portable was introduced in Japan and U.S. in December 2004 and March 2005, respectively and will be introduced in Europe in September 2005.
Music
      Within the music industry, album sales over the past several years have decreased due to piracy and competition from other entertainment sectors. One way Sony is working to combat digital piracy and generate profits is through the digital distribution of content, is through its launch of the Connect music store, a digital downloading service, which is now classified as part of the Other segment. As part of an effort to achieve significant operational efficiencies, Sony merged its recorded music business, excluding its recorded music business in Japan, with the recorded music business of Bertelsmann AG in August 2004, forming the joint venture SONY BMG. The newly formed company is 50 percent owned by each parent company and is accounted for by Sony under the equity method.
Pictures
      In the Pictures segment, Sony faces intense competition, rising advertising and promotion expenses and a growing trend toward digital piracy. To meet these challenges, Sony is working to distribute a diversified portfolio of motion pictures and capitalize on the expanding DVD home entertainment market, which is becoming a more significant source of revenues and profits. One of the ways that Sony is working to distribute a diversified portfolio of motion pictures and capitalize on the expanding DVD home entertainment market is through its participation in the acquisition of MGM. In conjunction with the transaction, SPE entered into agreements to co-finance and produce new motion pictures with MGM and to distribute MGM’s existing film and television content in, among other markets, the DVD home entertainment market.
Financial Services
      In the Financial Services segment, the value of assets accumulated by the businesses in the segment has grown continuously over the past several fiscal years, resulting in a large portion (approximately 40 percent) of Sony’s total assets being accounted for by the Financial Services segment. To strengthen asset management and risk management in parallel with this growing asset value, enhance disclosure of business details, and offer customers integrated financial services tailored to their individual needs, in April 2004 Sony established Sony Financial Holdings Inc., a holding company comprised of Sony Life, Sony Assurance and Sony Bank, with the aim of both increasing the synergies between these businesses and targeting an initial public offering during the fiscal year ending March 31, 2007.
Forecast of Consolidated Results
      Factors which may affect Sony’s financial performance include the following: market conditions, including general economic conditions, in major areas where Sony conducts its businesses, levels of consumer spending, foreign exchange fluctuations, Sony’s ability to continue to design, develop, manufacture, sell, and win acceptance of its products and services, Sony’s ability to continue to implement personnel reductions and other business reorganization initiatives, Sony’s ability to implement its network strategy, and implement successful sales and distribution strategies in the light of the Internet and other technological developments, Sony’s ability to devote sufficient resources to research and development, and capital expenditures, and the success of Sony’s joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts. Refer also to the “Cautionary Statement”.
      Regarding the forecast of consolidated results for the fiscal year ending March 31, 2006, sales and operating revenue, operating income, and income before income taxes are expected to increase compared with the fiscal year ended March 31, 2005. Net income is expected to decrease. This forecast assumes that the yen for the fiscal year ending March 31, 2006 will strengthen against the U.S. dollar and the euro compared with the fiscal year ended March 31, 2005.
      During the fiscal year ending March 31, 2006, restructuring charges, primarily in the Electronics segment, of approximately 72 billion yen are expected to be incurred across Sony as a whole. 90 billion yen of restructuring charges were recorded in the fiscal year ended March 31, 2005.
      The forecast for operating income and income before income taxes reflects an estimated gain of approximately 60 billion yen related to the transfer to the Japanese Government of the substitutional portion, the benefit obligation related to past employee service, of Sony’s Employee Pension Fund. Furthermore, 35 billion yen of this estimated gain is reflected in the forecast for net income after deductions for the effect of income taxes.
      In June 6, 2005, SCN sold 17,935 shares of So-Net M3 Inc., at 694,600 yen per share with a total value of 12,458 million yen. As a result of this sale, Sony records approximately 11.9 billion yen gain on the sale of its stock for the year ending March 31, 2006, and Sony’s ownership interest has been reduced from 74.8 percent to 60.8 percent.
      As of March 31, 2005, Sony had deferred tax assets on tax loss carry forwards in relation to Japanese local income taxes totaling 77.5 billion yen. However, there is a possibility that, depending on future operating performance, Sony may establish a valuation allowance against part or all of its deferred tax assets that would be charged to income as an increase in tax expense. However, the forecast above does not include this possibility.
      The forecast for each business segment (excluding the anticipated gain from the transfer of the substitutional portion of Sony’s Employee Pension Fund) is as follows:
Electronics
      Sales are expected to increase primarily due to an increase in the sales of products such as flat panel televisions and LCD rear projection televisions. With regard to operating performance, although an improvement is expected due to the increase in sales and a reduction in fixed costs relating to restructuring implemented during the previous fiscal year, a decline in unit prices, appreciation of the yen against the U.S. dollar and euro and increase in both depreciation and amortization and research and development costs are also anticipated. An improvement in operating performance is expected, reflecting the abovementioned factors, as well as an anticipated reduction in restructuring charges.
Game
      Sales are expected to increase due to the contribution from both PlayStation Portable hardware and software. Although PS2 and PlayStation Portable are expected to contribute to operating income, increased research and development costs primarily for PLAYSTATION 3 are expected to leave operating income relatively unchanged.

Music
      Due to the establishment of SONY BMG (Refer to “Business Segment Information” in “Operating Results” above) sales are expected to decrease. A small increase in operating income is anticipated.
Pictures
      Although sales are expected to increase due to the impact of SPE’s agreements with MGM, operating income is expected to decrease compared to the fiscal year ended March 31, 2005, in which Spider-Man 2 was a substantial contributor.
Financial Services
      Although revenue is expected to continue to grow mainly due to an increase in revenue from insurance premiums at Sony Life, a small decrease is expected in operating income due to the conservative estimation of insurance claim payments.
Capital Expenditures
      In the fiscal year ending March 31, 2006, capital expenditures (additions to fixed assets) are expected to be 410 billion yen, an increase of 15 percent compared with the fiscal year ended March 31, 2005. Approximately 90 percent of the amount is expected to be spent in the Electronics segment. Of this amount, capital expenditures on semiconductors during the fiscal year are expected to amount to 160 billion yen (actual amount in the fiscal year ended March 31, 2005 was 150 billion yen). For an explanation regarding fund procurement, refer to “Liquidity and Capital Resources” above.
Depreciation and Amortization
      In the fiscal year ending March 31, 2006, expenses for depreciation and amortization, which includes the amortization of intangible assets and the amortization of deferred insurance acquisition costs, are expected to be 390 billion yen, an increase of 5 percent compared with the fiscal year ended March 31, 2005. Both expenses for the amortization of deferred insurance acquisition costs in the Financial Services segment and expenses for depreciation and amortization in the Electronics segment are expected to increase.
Research and Development
      Sony expects research and development costs (total of expenses for the development of new product prototypes and expenses for the development of mid-to long-term new technologies) for the fiscal year ending March 31, 2006 to be 520 billion yen, a 4 percent increase compared with the fiscal year ended March 31, 2005. Research and development costs for both the Electronics and Game segments are expected to increase.
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
      In the fiscal year ended March 31, 2003, Sony recorded impairment charges for long-lived assets totaling 12.4 billion yen. This included 8.1 billion yen for the impairment of semiconductor and computer display CRT manufacturing equipment to be abandoned or to be sold in connection with certain restructuring activities in the Electronics segment. It also included 2.7 billion yen for the impairment of a CD manufacturing facility in the U.S., the fair value of which was estimated by using methods such as a survey of the local real estate market.

      In the fiscal year ended March 31, 2004, Sony recorded impairment charges for long-lived assets totaling 16.1 billion yen. This included 5.3 billion yen for the impairment of long-lived assets such as semiconductor and TV display CRT manufacturing equipment to be abandoned or sold in connection with certain restructuring activities in the Electronics segment. It also included 3.0 billion yen for the impairment of long-lived assets in the Music segment such as a certain CD manufacturing facility to be abandoned or sold and a recording studio and equipment to be held and used in Japan. Fair value of these assets was determined using estimated future discounted cash flows based on the best information available.
      In the fiscal year ended March 31, 2005, Sony recorded impairment charges for long-lived assets totaling 19.2 billion yen. This included 7.5 billion yen for the impairment of long-lived assets of CRT TV display manufacturing facilities to be held and used in Europe in connection with certain restructuring activities in the Electronics segment. Fair value of these assets was determined using estimated future discounted cash flows based on the best information available.
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
      Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could significantly impact whether or not an impairment charge is recognized as well as the magnitude of any such charge. In its impairment review, Sony performs internal valuation analyses or utilizes third-party valuations when management believes it to be appropriate, and considers other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. During the fourth quarter of the fiscal year ended March 31, 2005, Sony performed the annual impairment analysis and no impairment loss has been recognized.
      Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and other intangible assets in the future. In order to evaluate the sensitivity of the fair value calculations on the impairment analysis, Sony applied a hypothetical 10% decrease to the fair value of each reporting unit. As of March 31, 2005, a 10% hypothetical decrease to the fair value of each reporting units would not have resulted in a material impairment loss.
Pension Benefits Costs
      Employee pension benefit costs and obligations are dependent on certain assumptions including discount rates, retirement rates and mortality rates, which are based upon current statistical data, as well as expected long-term rates of return on plan assets and other factors. Specifically, the discount rate and expected long-term rate of return on assets are two critical assumptions in the determination of periodic pension costs and pension liabilities. Assumptions are evaluated at least annually, or at the time when events occur or circumstances change and these events or changes could have a significant effect on these critical assumptions. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods. Therefore, actual results generally affect recognized expenses and the recorded obligations for pensions in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Sony’s pension obligations and future expenses.
      Sony’s principal pension plans are its Japanese pension plans. Foreign pension plans are not significant individually with total assets and pension obligations amounting to less than 10% of those of the aggregate of the Japanese pension plans.
      To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 2.3% for its Japanese pension plans as of March 31, 2005. The discount rate was determined by using available information about rates of return on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefit obligation. The 2.3% discount rate represents a 10 basis point decrease from the 2.4% discount rate used for fiscal year ended March 31, 2004 and reflects current market interest rate conditions. For Japanese pension plans, a 10 basis point decrease in the discount rate would increase pension costs by approximately 1.2 billion yen for the fiscal year ending March 31, 2006.
      To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of plan assets. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 4.0% and 3.2% as of March 31, 2004 and 2005 respectively. The actual loss on pension plan assets for the fiscal year ended March 31, 2005 was 0.1%. Actual results that differ from the expected return on plan assets are accumulated and amortized as a component of pension costs over the average future service period, thereby reducing the year-to-year volatility in pension costs. As of March 31, 2004 and 2005, Sony had unrecognized actuarial losses of 328.5 billion yen and 322.2 billion yen, respectively, including losses related to plan assets. The unrecognized actuarial losses reflect the overall unfavorable performance of equity markets over the past several years and will result in an increase in pension costs as they are recognized.
      Sony recorded a liability for the unfunded accumulated benefit obligation for Japanese pension plans of 149.4 billion yen and 128.6 billion yen as of March 31, 2004 and 2005, respectively. This liability represents the excess of the accumulated benefit obligation under Sony’s qualified defined benefit pension plans over the fair value of the plans’ assets. This liability was established by a charge to stockholders’ equity, resulting in no impact to the accompanying consolidated statements of income.

      The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Japanese pension plans as of March 31, 2005:

	Pre-Tax	Pension	Equity
Change in Assumption	PBO	Expense	(Net of Tax)

(Yen in billions)
25 basis point increase/decrease in discount rate	-/+45.0	-/+3.0	+/-1.8
25 basis point increase/decrease in expected return on assets	—	-/+1.3	+/-0.8
Deferred Tax Asset Valuation
      Sony records a valuation allowance to reduce the deferred tax assets to an amount that management believes is more likely than not to be realized. In establishing the appropriate valuation allowance for deferred tax assets (including deferred tax assets on tax loss carry-forwards), all available evidence, both positive and negative, is considered. Information on historical results is supplemented by all currently available information on future years, because realization of deferred tax assets is dependent on whether each tax-filing unit generates sufficient taxable income. The estimates and assumptions used in determining future taxable income are consistent with those used in Sony’s approved forecasts of future operations. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized.
      Sony applied to file its corporate income tax return under the consolidated tax filing system in Japan beginning with the fiscal year ended March 31, 2004. Under the consolidated tax filing system, the tax-filing unit consists of Sony Corporation, the ultimate parent company of the Sony Group, and its wholly owned Japanese subsidiaries. The eventual ability to realize the tax benefit of its deferred tax assets is dependent on whether the tax-filing unit as a whole will be able to generate sufficient taxable income in the future. In addition, Sony is subject to local income taxes in Japan. For purposes of local income taxes, each entity is taxed as a stand alone tax filing unit. The eventual ability to realize the tax benefit of deferred tax assets for local income taxes is dependent on whether Sony Corporation and each subsidiary will be able to generate sufficient taxable income in the future. As of March 31, 2005, Sony Corporation had deferred tax assets for local income taxes totaling 77.5 billion yen. The eventual ability to realize the tax benefit of its deferred tax assets is dependent on whether Sony Corporation will be able to generate sufficient taxable income in the future. Management believes that Sony Corporation’s historical results, when evaluated in connection with relevant qualitative factors and available information concerning its business and industry, provided substantial positive evidence, which outweighs the negative evidence available. However, under recent conditions, management considers that it is possible that Sony Corporation’s future results may yield sufficient negative evidence to support the future determination that it is more likely than not that Sony Corporation will not realize the tax benefit of all these deferred tax assets. If this is the case, subject to review of relevant qualitative factors and uncertainties, Sony may establish a valuation allowance against part or all of the deferred tax assets of Sony Corporation. Such valuation allowances would be charged to income as an increase in tax expense.
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

      Management bases its estimates of ultimate revenue for each film on several factors including the historical performance of similar genre films, the star power of the lead actors and actresses, the expected number of theaters at which the film will be released, anticipated performance in the home entertainment, television and other ancillary markets, and agreements for future sales. Management updates such estimates based on the actual results to date of each film. For example, a film that has resulted in lower than expected theatrical revenues in its initial weeks of release would generally have its theatrical, home entertainment and television distribution ultimate revenues adjusted downward; a failure to do so would result in the understatement of amortized film costs for the period. Since the total film cost to be amortized for a given film is fixed, the estimate of ultimate revenues impacts only the timing of film cost amortization.
Future Insurance Policy Benefits
      Liabilities for future insurance policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from approximately 1.30% to 5.20%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the life insurance subsidiary’s own experience or various actuarial tables. Generally these assumptions are “locked-in” upon the issuance of new insurance. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Sony’s future insurance policy benefits.
RECENTLY ADOPTED ACCOUNTING STANDARDS
Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts
      In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued the Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony’s operating income decreased by 5.2 billion yen for the fiscal year ended March 31, 2005. Additionally, on April 1, 2004, Sony recorded a 4.7 billion yen charge (net of income taxes of 2.7 billion yen) as a cumulative effect of an accounting change. In addition, the separate account assets, which are defined by insurance business law in Japan and were previously included in “Securities investments and other” in the consolidated balance sheet, were excluded from the category of separate accounts under the provision of SOP 03-1. Accordingly, the assets previously treated as separate account assets are now treated within general account assets.
The Effect of Contingently Convertible Instruments on Diluted Earnings per Share
      In July 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share.” In accordance with Statement of Financial Accounting Standards (“FAS”) No. 128, “Earnings per Share”, Sony had not previously included in the computation of diluted earnings per share (“EPS”) the number of potential common stock issuable upon the conversion of contingently convertible debt instruments (“Co-Cos”) that had not met the conditions to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the stock acquisition rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2004 were restated respectively. Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2005 were decreased by 7.26 yen and 7.06 yen, respectively, compared to those before adopting EITF Issue No. 04-8.
Employers’ Disclosures about Pensions and Other Postretirement Benefits
      In December 2003, the Financial Accounting Standards Board (“FASB”) issued FAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“FAS No. 132(R)”), which revised FAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, an amendment of FAS No. 87, “Employers’ Accounting for Pensions”, FAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, and FAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. FAS No. 132(R) revised employers’ disclosures about pension plans and other postretirement benefit plans. It did not change the measurement or recognition of those plans required by FAS No. 87, 88 and 106. While retaining the disclosure requirements of FAS No. 132, FAS No. 132(R) requires additional disclosures about assets, obligations and cash flows. The provisions of FAS No. 132(R) were generally effective for financial statements with fiscal years ending after December 15, 2003, excluding the disclosure of certain information about foreign plans. The information about foreign plans is effective for fiscal years ending after June 15, 2004. In accordance with FAS No. 132(R), Consolidated Financial Statements Note 14, Pension and severance plans, has been expanded to include the new disclosures.
Consolidation of Variable Interest Entities
      In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51”. FIN No. 46 addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). Sony early adopted the provisions of FIN No. 46 on July 1, 2003. As a result of adopting the original FIN No. 46, Sony recognized a one-time charge with no tax effect of 2.1 billion yen as a cumulative effect of accounting change in the consolidated statement of income, and Sony’s assets and liabilities increased by 95.3 billion yen and 98.0 billion yen, respectively. These increases were treated as non-cash transactions in the consolidated statement of cash flows. In addition, cash and cash equivalents increased by 1.5 billion yen. See Note 22 of Notes to Consolidated Financial Statements for further discussion on the VIEs that are used by Sony.
      In December 2003, the FASB issued revised FIN No. 46 (“FIN No. 46R”), which replaced FIN No. 46. Sony early adopted the provisions of FIN No. 46R upon its issuance. The adoption of FIN No. 46R did not have an impact on Sony’s results of operations and financial position or impact the way Sony had previously accounted for VIEs.
RECENT PRONOUNCEMENTS
Accounting for Stock-Based Compensation
      In December 2004, the FASB issued FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”). This statement requires the use of the fair value based method of accounting for employee stock-based compensation and eliminates the alternative use of the intrinsic value method prescribed by Accounting Principle Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. Sony has accounted for its employee stock-based compensation in accordance with the provisions prescribed by APB No. 25 and its related interpretations and has disclosed the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation as described in Consolidated Financial Statements Note 2(2) Significant accounting policies — Stock-based compensation. This statement shall be effective for fiscal years beginning after June 15, 2005, with early adoption encouraged during the fiscal years beginning after the date this statement is issued. The options for transition methods prescribed in FAS No. 123(R) include either the modified prospective or the modified retrospective methods. Sony intends to adopt the modified prospective method of transition, which requires that compensation expense be recorded for all unvested stock acquisition rights as the requisite service is rendered beginning with the first period of adoption. Sony is currently evaluating the impact of adopting this new pronouncement. However, Sony expects that the total expenses to be recorded in the future periods will be consistent with the pro forma information in Consolidated Financial Statements Note 2(2) Significant accounting policies — Stock-based compensation.
Inventory Costs
      In November 2004, the FASB issued FAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4.” This statement requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. This statement shall be effective for fiscal years beginning after June 15, 2005, with early adoption encouraged during the fiscal years beginning after the date this statement is issued. The adoption of FAS No. 151 is not expected to have a material impact on Sony’s results of operations and financial position.
Exchanges of Nonmonetary Assets
      In December 2004, the FASB issued FAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” This statement requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. This statement shall be effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005, with early adoption during the fiscal periods beginning after the date this statement is issued encouraged. Sony is currently evaluating the impact of adopting this new pronouncement.

Item 6.	Directors, Senior Management and Employees
Directors and Senior Management
      Set forth below are the current Sony Corporation Board of Directors and Corporate Executive Officers, their date of birth, the year in which they were first elected, their current position at Sony, prior positions, and other principal business activities outside Sony as of June 21, 2005.
Board of Directors

Nobuyuki Idei
Date of Birth: November 22, 1937
Director (Member of the Board) Since: 1989
Corporate Executive Officer Since: 2003
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
Principal Business Activities Outside Sony: Director of Nestlé S.A., Switzerland

Kunitake Ando
Date of Birth: January 1, 1942
Director (Member of the Board) Since: 2000 (and from 1994 through 1997)
Corporate Executive Officer Since: 2003
Current Positions:	President and Global Hub President, Representative Corporate Executive Officer, Officer in charge of Personal Solutions Business Group

Prior Positions:
2003	President and Group Chief Operating Officer, Representative Corporate Executive Officer, Sony Corporation
2000	President and Chief Operating Officer, Representative Director, Sony Corporation
1999	President and Chief Operating Officer, Personal IT Network Company, Sony Corporation
1998	Corporate Senior Vice President, Sony Corporation
1997	Corporate Vice President (resigns as Director), Sony Corporation
1994	Director, Sony Corporation
1990	President and Chief Operating Officer, Sony Engineering and Manufacturing of America
1985	Deputy President, Sony Prudential Life Insurance Co., Ltd.
1969	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Teruo Masaki
Date of Birth: August 7, 1943
Director (Member of the Board) Since: 1999
Corporate Executive Officer Since: 2003
Current Positions: Executive Deputy President and Group General Counsel
Prior Positions:
2000	Corporate Senior Executive Vice President, Director, Sony Corporation
1999	Senior Managing Director, Sony Corporation
1997	Executive Vice President, Sony Corporation of America
1991	Deputy Senior General Manager, Legal and Intellectual Property Group, Sony Corporation
1971	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Sir Howard Stringer
Date of Birth: February 19, 1942
Director (Member of the Board) Since: 1999
Corporate Executive Officer Since: 2003
Current Positions:	Vice Chairman and Sony Group Americas Representative, Chief Operating Officer in
charge of Game Business Group and Entertainment Business Group, Officer in
charge of Connect Company, Sony Corporation Chairman and Chief Executive
Officer, Sony Corporation of America
Chairman, Sony Electronics Inc. (a U.S. subsidiary of Sony Corporation)

Prior Positions:
1999	Director, Sony Corporation
1997	President, Sony Corporation of America
1995	Chairman and Chief Executive Officer, TELE-TV, U.S.A.
1988	President, CBS Broadcast Group, CBS Inc., U.S.A.
1986	President, CBS News, U.S.A.
Principal Business Activities Outside Sony: Director of InterContinental Hotels Group

Ken Kutaragi
Date of Birth: August 2, 1950
Director (Member of the Board) Since: 2000
Current Positions:	Group Executive Officer, Sony Corporation President and Group Chief Executive Officer, Sony Computer Entertainment Inc.

Prior Positions:
2004	Chief Operating Officer in charge of Game Business Group and Home Electronics Network Company
2003	Executive Deputy President, Corporate Executive Officer and Chief Operating Officer in charge of Home Network Company, Game Business Group, Broadband Network Company, NC President, Semiconductor Solutions Network Company, Sony Corporation
2000	Director, Sony Corporation
1999	Executive President, Sony Computer Entertainment Inc.
1991	Manager, PS Project, Video Disc Player Group, Sony Corporation
1975	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Teruhisa Tokunaka
Date of Birth: August 9, 1945
Director (Member of the Board) Since: 1999
Current Positions:	Group Executive Officer, Sony Corporation President, Representative Director, Sony Financial Holdings Inc.

Prior Positions:
2003	Group Chief Strategy Officer, Representative Corporate Executive Officer, Officer in charge of Network Application & Content Service Sector, Personal Solutions Business Group, Sony Corporation
2000	Executive Deputy President and Chief Financial Officer, Representative Director, Sony Corporation
1999	Senior Managing Director and Chief Financial Officer, Sony Corporation
1995	President, Sony Computer Entertainment Inc.
1989	Deputy Senior General Manager, Corporate Strategy Group, Sony Corporation
1969	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Göran Lindahl
Date of Birth: April 28, 1945
Director (Member of the Board) Since: 2001
Prior Positions:
2003	Corporate Executive Officer, Sony Group Europe Representative, Chairman of Sony Group in Europe
2001	Director, Sony Corporation
1999	Director, Telefonaktiebolaget LM Ericsson, Sweden
1997	President and Chief Executive Officer, Asea Brown Boveri Ltd., Switzerland
1985	President, ASEA Transmission AB, Sweden
1983	President, ASEA Transformers AB, Sweden
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
Principal Business Activities Outside Sony: Senior Vice President, JFE Steel Corporation

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
Principal Business Activities Outside Sony:
President and Chief Executive Officer, Nissan Motor Co., Ltd.
Director, Alcoa Inc., U.S.A.
President and Chief Executive Officer, Renault S.A., France

Sakie T. Fukushima
Date of Birth: September 10, 1949
Outside Director (Member of the Board) Since: 2003
Prior Position:
2000	Managing Director, Korn/Ferry International — Japan
Principal Business Activities Outside Sony:
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
Director, Showa Shell Sekiyu K.K.
Director, Daikyo Incorporated

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
Statutory Auditor, Stanley Electric Co., Ltd.
Director, Amana Corporation
Statutory Auditor, Seiko Watch Corporation
Director, Sumitomo Mitsui Financial Group, Inc.

      As of the conclusion of the Ordinary General Meeting of Shareholders to be held on June 22, 2005, Messrs. Idei, Ando, Masaki, Kutaragi, Tokunaka, Ohnishi, Nakatani and Ghosn are scheduled to resign from the position of Director (Member of the Board). In addition, at its Board of Directors meeting held on April 26, 2005, Sony Corporation nominated the following candidates for the positions of Director (note that these nominations are subject to the approval of the Ordinary General Meeting of Shareholders mentioned above).
Candidates for Member of the Board of Directors as of June 22, 2005
      In addition to Messrs. Stringer, Okada, Kawano, Kobayashi, Miyauchi, Yamauchi and Lindahl, and Ms. Fukushima, the following are candidates for the position of Director (Member of the Board) subject to the approval of the Ordinary General Meeting of Shareholders to be held on June 22, 2005:

Ryoji Chubachi
Date of Birth: September 4, 1947
Corporate Executive Officer Since: 2004
Current Positions: Executive Deputy President, Electronics Chief Executive Officer
Prior Positions:
2004	Chief Operating Officer in charge of Micro Systems Network Company (MSNC) and Engineering, Manufacturing and Customer Services (“EMCS”), President, Production Strategy Group, Sony Corporation
2003	Executive Vice President, Executive Officer, NC President, MSNC, Sony Corporation
2002	NC President, Core Technology & Network Company (“CNC”), Sony Corporation
2002	Corporate Senior Vice President, Sony Corporation
1999	Corporate Vice President, President, Recording Media Company, CNC, Senior Vice President, CNC, Sony Corporation
1977	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Katsumi Ihara
Date of Birth: September 24, 1950
Corporate Executive Officer Since: 2004
Current Positions:	Executive Deputy President, Group Chief Strategy Officer and Group Chief Financial Officer, NC President, Home Electronics Network Company

Prior Positions:
2001	Group Executive Officer, Sony Corporation President, Sony Ericsson Mobile Communications AB
2000	Corporate Senior Vice President, NC President, Personal IT Network Company, Sony Corporation
1997	Corporate Vice President, Sony Corporation
1996	President, Home A&V Products Company, Sony Corporation
1981	Entered Sony Corporation
1973	Entered Mitsui Knowledge Industry Co., Ltd.
Principal Business Activities Outside Sony: None

Sir Peter Bonfield
Date of Birth: June 3, 1946
Current Position: Member of the Advisory Board
Prior Positions:
1996	Chief Executive Officer, British Telecom plc
1986	Chairman, ICL plc
1984	Managing Director, ICL plc
Principal Business Activities Outside Sony:
Member of the Board, AstraZeneca plc
Member of Audit Committee of the Board, Telefonaktiebolaget LM Ericsson
Member of the Board, Mentor Graphics Inc.
Member of the Board and Chairman of Audit Committee, Taiwan Semiconductor Manufacturing Company Ltd.

Fueo Sumita
Date of Birth: May 24, 1938
Prior Positions:
2002	Executive Vice President, Kawada Corp.
2001	Vice Chairman, Ernst & Young ShinNihon
2000	Deputy Director, Ohta-Showa Century Audit Corp.
1999	Chairman, Century Audit Corp.
1985	Deputy General Manager, Corporate Accounting Dept., Hitachi, Ltd.
Principal Business Activities Outside Sony:
Chief of Sumita Accounting Office
Corporate Executive Officers
      In addition to Messrs. Idei, Ando, Masaki, Stringer, Chubachi and Ihara, the seven individuals set forth below are the current Corporate Executive Officers of Sony Corporation as of June 21, 2005. Refer to “Board Practices” below.

Shizuo Takashino
Date of Birth: September 2, 1943
Corporate Executive Officer Since: 2003
Current Positions:	Executive Deputy President & Sony Group China Representative, President, China
Design & Engineering Group, Sony China Limited, Chief Operating Officer in
charge of Information Technology & Communications Network Company, Personal
Audio Visual Network Company, Professional Solutions Network Company

Prior Positions:
2000	NC President, Broadband Solutions Network Company, Sony Corporation
1999	Senior Executive Vice President, Corporate Executive Officer, Chief Operating Officer, NC President, Home Network Company, Sony Corporation
1997	Corporate Senior Vice President, (resigned as Director), Sony Corporation
1996	President, Personal A&V Products Company, Sony Corporation
1995	Executive Vice President, Consumer A&V Products Company, Sony Corporation
1995	Director, Sony Corporation
1990	Senior General Manager, General Audio Group, Sony Corporation
1962	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Keiji Kimura
Date of Birth: April 4, 1952
Corporate Executive Officer Since: 2004
Current Positions:	Senior Executive Vice President, NC President, Information Technology & Communications Network Company, Officer in charge of Connect Company

Prior Positions:
2003	Senior Vice President, Executive Officer, Sony Corporation
2002	Corporate Senior Vice President, Sony Corporation
2001	NC President, Mobile Network Company, Sony Corporation
2000	Corporate Vice President, Sony Corporation NC President, Information Technology Company, Personal Network Company, Sony Corporation
1977	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Fujio Nishida
Date of Birth: November 26, 1948
Corporate Executive Officer Since: 2004
Current Positions:	Executive Vice President, President, Global Marketing Group, Deputy President,
Information Technology & Communications Network Company, Deputy President,
Personal Audio Visual Network Company, Officer in charge of Marketing and
Corporate Communications

Prior Positions:
2003	Senior Vice President and Electronics Chief Marketing Officer, Executive Officer, Sony Corporation
2000	Group Executive Officer, Sony Corporation President and Chief Operating Officer, Sony Electronics Inc.
2000	President, Consumer Electronics Group, Sony Electronics Inc.
1998	President, Consumer Products Marketing Group, Sony Electronics Inc.
1996	Senior Vice President, Home A/ V Division, Consumer AV Group, Sony Electronics Inc. (a U.S. subsidiary of Sony Corporation)
1972	Entered Sony Corporation
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
Principal Business Activities Outside Sony: None

Nobuyuki Oneda
Date of Birth: May 6, 1945
Corporate Executive Officer Since: 2004
Current Positions:	Senior Vice President, Officer in charge of Transformation 60, Corporate Planning & Control, Accounting and Information Systems

Prior Positions:
2003	Senior Vice President, Executive Officer, Sony Corporation
2002	Officer and Chief Financial Officer, Network Application & Content Service Sector, Sony Corporation, Corporate Senior Vice President, Sony Corporation
2000	Deputy President, and Chief Financial Officer, Sony Electronics Inc. Group Executive Officer, Sony Corporation
1999	Executive Vice President and Chief Financial Officer, Sony Electronics Inc. (a U.S. subsidiary of Sony Corporation)
1996	General Manager, Corporate Planning & Control Department, Sony Corporation
1969	Entered Sony Corporation
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
Principal Business Activities Outside Sony: None
Candidates for Corporate Executive Officer as of June 22, 2005
      As of June 22, 2005, Messrs. Idei, Ando, Takashino, Masaki, Nishida, Yuhara and Kirihara are scheduled to resign from the position of Corporate Executive Officer. In addition to Messrs. Stringer, Chubachi, Ihara, Oneda and Kimura, and Ms. Seligman, the following candidate has been selected for the position of Corporate Executive Officer. These appointments are subject to approval by the Board of Directors at the Board of Directors meeting to be held on June 22, 2005.

Yutaka Nakagawa
Date of Birth: December 4, 1945
Current Positions:	Executive Vice President, Executive Officer, NC President, Personal Audio Visual Network Company, President, Personal Audio Business Group

Prior Positions:
2003	Deputy President, Micro Systems Network Company, President, Energy Company, MSNC, Sony Corporation
1999	Corporate Senior Vice President, Sony Corporation
1998	President, Personal and Mobile Communication Company, Sony Corporation
1997	Corporate Vice President, Sony Corporation
1992	General Manager, Camcorder Products Division, Personal Video Group, Sony Corporation
1968	Entered Sony Corporation
Principal Business Activities Outside Sony: None
      All of the aforementioned persons, with the exception of Messrs. Nakatani, Okada, Kawano, Kobayashi, Ghosn, Miyauchi, Yamauchi, Bonfield and Sumita, and Ms. Fukushima, are, or will be, engaged on a full-time basis by Sony. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.
Compensation
      The aggregate amount of remuneration, including bonuses paid and benefits in kind granted by Sony during the fiscal year ended March 31, 2005 to all Directors and Corporate Executive Officers (refer to “Board Practices” below) of Sony Corporation who served during the fiscal year ended March 31, 2005, as a group (28 people), totaled 2,748 million yen. Also, as a part of Sony’s incentive compensation arrangements, Sony Corporation issued stock acquisition rights during the fiscal year ended March 31, 2005. The stock acquisition rights, which represent rights to subscribe for shares of common stock of Sony Corporation, have been granted to the Directors, Corporate Executive Officers, Executive Officers, Group Executive Officers, and selected employees. The stock acquisition rights generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The portion of those stock acquisition rights which was granted by Sony during the fiscal year ended March 31, 2005 to the Directors, and Corporate Executive Officers as of May 31, 2005 confers rights to purchase a total number of 712,000 shares of Sony Corporation’s Common Stock. The exercise price for these stock acquisition rights issued as of November 18, 2004 was 3,782 yen per share, and the exercise price for these stock acquisition rights issued as of March 31, 2005 was 40.34 U.S. dollars.
      Regarding the above compensation plans, refer to Note 16 of Notes to Consolidated Financial Statements.
      The aggregate amount accrued for lump-sum severance indemnities by Sony during the fiscal year ended March 31, 2005 for all Directors, and Corporate Executive Officers of Sony Corporation as of May 31, 2005, as a group (26 people), totaled 320 million yen.
Board Practices
      Sony has adopted a corporate governance system called the “Company with Committees” system under the Japanese Commercial Code (Shoho) and related legislation (including the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha, collectively the “Commercial Code”). Under this system, Sony Corporation has three committees: the Nominating Committee, the Audit Committee and the Compensation Committee. Under the Commercial Code, each committee is required to consist of not less than three Directors, the majority of whom must be outside Directors. Under the committee system, Directors as such have no power to execute the business of Sony Corporation except for limited circumstances as permitted by law. The Board of Directors must elect Corporate Executive Officers (Shikko-

yaku), who are responsible for execution of the business of Sony Corporation. A summary of the new governance system adopted by Sony Corporation is set forth below.
      The Board of Directors determines the fundamental management policy and other important matters related to management of Sony and oversees the performance of the duties of Directors and Corporate Executive Officers. Under the Commercial Code, all Directors must be elected at the General Meeting of Shareholders from the candidates determined by the Nominating Committee. Under the Commercial Code, the terms of office of Directors expire at the conclusion of the General Meeting of Shareholders held with respect to the last closing of accounts within one year after their assumption of office. Directors may serve any number of consecutive terms; although, under the Regulations of the Board of Directors of Sony Corporation, outside Directors may not be reelected more than five times without the consent of all Directors.
      The Nominating Committee, which pursuant to the Regulations of the Board of Directors of Sony Corporation consists of five or more Directors, determines the content of proposals to be submitted at the General Meeting of Shareholders regarding the appointment and dismissal of Directors. As stated above, under the Commercial Code, a majority of the members of the Nominating Committee must be outside Directors. In order to qualify as an outside Director under the Commercial Code, a Director must be a person who is not engaged in the business of Sony Corporation and has never been a director, a corporate executive officer, a general manager or an employee of Sony Corporation or of any of its subsidiaries and is not a director who is also engaged in the business or a corporate executive officer of such a subsidiary or a general manager or an employee of Sony Corporation or of any subsidiary of Sony Corporation. Under the Regulations of the Board of Directors of Sony Corporation, two or more members of the Nominating Committee must concurrently be Corporate Executive Officers. The Nominating Committee is composed of the following members as of June 21, 2005: Yotaro Kobayashi, who is the Chairman of the Nominating Committee and an outside Director; Hirobumi Kawano and Carlos Ghosn, who are outside Directors; and Nobuyuki Idei and Kunitake Ando, who are Corporate Executive Officers. During the fiscal year ended March 31, 2005, the Nominating Committee held seven meetings.
      Under the Regulations of the Board of Directors of Sony Corporation, the Audit Committee must consist of three or more Directors, a majority of whom, as stated above, must be outside Directors. In addition, under the Commercial Code, a member of the Audit Committee may not concurrently be a Corporate Executive Officer, a general manager or any other employee of Sony Corporation or any of its subsidiaries, or a director who is engaged in the business of any of such subsidiaries. Each member of the Audit Committee has the statutory duty to examine the consolidated and non-consolidated financial statements and business (annual) reports to be submitted by the Board of Directors at the General Meeting of Shareholders. The Audit Committee operates under regulations adopted by the Board of Directors. The Audit Committee’s primary responsibility is to audit the execution of duties by Directors and Corporate Executive Officers with regard to financial statements, disclosure controls and procedures, internal controls, compliance structure, risk management structure, internal audit structure, whistleblower protections and other matters; to propose appointment/dismissal of, approve the compensation of, oversee and evaluate Sony’s independent auditors. Under the Commercial Code, the Audit Committee has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A member of the Audit Committee may note his or her opinion in the audit report if it is different from the opinion of the Audit Committee that is expressed in the audit report.
      The Audit Committee discusses with Sony Corporation’s independent auditor, ChuoAoyama PricewaterhouseCoopers, the scope and results of their audits including their evaluation of Sony Corporation’s internal controls, compatibility with Generally Accepted Accounting Principles in the U.S., and the overall quality of financial reporting. The Audit Committee ensures the independence of ChuoAoyama PricewaterhouseCoopers by overseeing their activities through regular communications and discussions with ChuoAoyama PricewaterhouseCoopers as well as making pre-approval of audit and non-audit services provided. The Audit Committee is composed of the following members as of June 21, 2005: Yoshiaki Yamauchi, who is the Chairman of the Audit Committee and an outside Director; Sakie T. Fukushima, who is an outside Director; and Akihisa Ohnishi, who is a Director and full-time member of the Audit Committee. Both Yoshiaki Yamauchi and Akihisa Ohnishi are “audit committee financial experts” within the meaning of Item 16A of this report. The Audit Committee held 15 meetings in the fiscal year ended March 31, 2005.

      As required by the Commercial Code, the Compensation Committee determines the compensation (including equity-related rights or options given for the purpose of stock incentive options) to be received by each Director and Corporate Executive Officer. In addition to such statutory duties, the Compensation Committee determines the compensation to be received by each Executive Officer and Group Executive Officer, and also proposes to the Board of Directors stock option plans (involving the issuance of share acquisition rights and other forms of stock price based compensation) to be granted to Directors, officers and employees of Sony. Under the Regulations of the Board of Directors, the Compensation Committee shall consist of three or more Directors and one or more members must concurrently serve as Corporate Executive Officers. As stated above, a majority of the members of the Compensation Committee must be outside Directors. The Compensation Committee is composed of the following members as of June 21, 2005: Akishige Okada, who is the Chairman of the Compensation Committee and an outside Director; Yoshihiko Miyauchi, who is an outside Director; and Teruo Masaki, who is a Corporate Executive Officer. During the fiscal year ended March 31, 2005, the Compensation Committee held seven meetings.
      No Directors have service contracts with Sony providing for benefits upon termination of service as a Director.
      Under the Commercial Code and the Articles of Incorporation of Sony Corporation, Sony Corporation may, by a resolution of the Board of Directors, exempt Directors from liabilities to Sony Corporation to the extent permitted by law arising in connection with their failure to perform their duties. In addition, Sony Corporation has entered into a liability limitation agreement with each outside Director which limits the maximum amount of their liabilities owed to Sony Corporation arising in connection with their failure to perform their duties to the greater of either 30 million yen or an amount equal to the aggregate sum of the amounts prescribed in each item of Paragraph 19 of Article 266 of the Commercial Code (or, when the New Company Law becomes effective, the larger of the amount determined by Sony Corporation or the minimum responsibility amount as set forth by the New Company Law).
      The Board of Directors must appoint one or more Corporate Executive Officers who are authorized to determine matters delegated to them by the Board of Directors. The Corporate Executive Officers are responsible for conducting all the business operations of Sony within the scope of authority delegated by the Board of Directors. As of June 21, 2005, there are 13 Corporate Executive Officers, some of whom are also Directors. Significant decision-making authority has been delegated to the Group CEO and also to each Corporate Executive Officer with regard to investments, strategic alliances and other actions related to the execution of business operations. Sony Corporation believes that this significant delegation enables Sony to be managed in a more dynamic and responsive manner than in the past. The terms of office of Corporate Executive Officers must expire at the conclusion of the first meeting of the Board of Directors held immediately after the conclusion of the General Meeting of Shareholders held with respect to the last closing of accounts within one year after their assumption of office. From among the Corporate Executive Officers who are also Directors, the Board of Directors must elect one or more Representative Corporate Executive Officers. Each Representative Corporate Executive Officer has the statutory authority to represent Sony Corporation in the conduct of its affairs.
Employees
      As of March 31, 2005, Sony had approximately 151,400 employees. Although employees increased at manufacturing facilities in Asia, particularly in China, the total number of employees declined due to the reductions associated with the implementation of restructuring activities in Japan, the U.S., Europe and South-East Asia, and a decrease in the number of employees as a result of Sony combining its recorded music business outside Japan with the recorded music business of Bertelsmann AG forming the jointly-owned company SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”). The fiscal year-end totals include approximately 2,000 employees in Japan who left Sony mainly through the early retirement program on March 31, 2005 and 3,600 employees in Japan who left Sony mainly through the program on March 31, 2004. As of March 31, 2005, approximately 62,300 employees were located in Japan and approximately 89,100 outside Japan, and approximately 16 percent were members of labor unions.

      As of March 31, 2004, Sony had approximately 162,000 employees, an increase of approximately 900 from March 31, 2003. As of March 31, 2004, approximately 65,600 employees were located in Japan and approximately 96,400 outside Japan, and approximately 13 percent were members of labor unions. The following table shows the number of employees by segment as of March 31, 2003, 2004 and 2005.
Number of Employees by Segment

	March 31

	2003	2004	2005

Electronics	128,000	127,100	123,600
Game	4,400	4,800	4,300
Music	8,400	6,600	2,100
Pictures	5,700	6,200	5,900
Financial Services	6,600	6,700	6,800
Other	7,300	8,300	6,800
Unallocated — Corporate employees	700	2,300	1,900

Total	161,100	162,000	151,400

      In addition, the average number of employees for the fiscal years ended March 31, 2003, 2004 and 2005, calculated by averaging the total number of employees at the end of each quarter, was 165,300, 165,300 and 154,200 respectively.
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
      In the U.S., no manufacturing facilities have labor unions. In Mexico, one manufacturing facility has a labor union that has a union contract, but labor relations are good and there have been no significant problems in renegotiating the contract. In Europe, Sony maintains good labor relations with the Work Councils in each country, and, while some employees belong to unions, they are not eligible for union contracts.
      In the Music segment, as a result of the establishment of SONY BMG, 6,000 non-unionized employees of Sony Music’s disc manufacturing and distribution operations have now been reclassified to the Electronics segment and 3,600 employees of Sony Music Entertainment Inc. (“SMEI”)’s recorded music business, a certain number of whom were represented by labor unions, are now no longer employees of Sony’s consolidated subsidiaries. As the approximately 300 remaining employees of SMEI’s music publishing business still classified within the Music segment are non-unionized, there are no labor unions within the Music segment with union contracts.
      In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2005, renegotiations for new three-year agreements were successfully concluded with the Directors Guild of America (“DGA”), Screen Actors Guild (“SAG”), American Federation of Television and Radio Artists (“AFTRA”), Writers Guild of America (“WGA”), International Brotherhood of Teamsters (“IBT”), International Brotherhood of Electrical Workers (“IBEW”), Basic Craft Unions (“Basic Crafts”), and Office and Professional Employees International Union Local #174 (“Local #174”). On June 10, 2005, renegotiations for a new three and one-half year agreement were concluded with the American Federation of Musicians (“AFM”). The tentative agreement is subject to ratification by the AFM membership.

      Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.
Share Ownership
      The following is the total number of shares of Sony Corporation’s Common Stock beneficially owned by Directors and Corporate Executive Officers as of May 31, 2005 (25 people). Refer to “Board Practices” above.

		Number of shares	Percentage
Title of class	Identity of person or group	beneficially owned	of class

		(In thousands)
Common Stock	Directors and Executive Officers	1,161	0.1
      Regarding compensation plans, following the amendments to the Commercial Code of Japan effective May 2002, Sony integrated different equity-related securities it had previously issued for the purpose of giving stock incentives into one unified stock option right. During the fiscal year ended March 31, 2005, Sony granted stock acquisition rights, which represent rights to subscribe for shares of common stock of Sony Corporation, to Directors, Corporate Executive Officers, Executive Officers, Group Executive Officers, and selected employees. The stock acquisition rights generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony to Directors and Corporate Executive Officers as of May 31, 2005 and which were outstanding as of the same date.

	Total number of
Year granted	shares subject to stock
(Fiscal Year Ended March 31)	acquisition rights	Exercise price per share

	(In thousands)
2005	230	40.34 U.S. dollars
2005	482	3,782 yen
2004	225	40.90 U.S. dollars
2004	444	4,101 yen
2003	200	36.57 U.S. dollars
2003	345	5,396 yen
      Prior to the introduction of stock acquisition rights, Sony had granted warrants, which represent rights to subscribe to Sony Corporation’s Common Stock, to Directors, Executive Officers, Group Executive Officers, and selected employees. The warrants generally vest ratably up to three years from the date of grant and are generally exercisable up to six years from the date of grant. The following table shows the portion of those warrants which were granted by Sony to Directors, and Corporate Executive Officers as of May 31, 2005 and which were outstanding as of the same date. The exercise price per share has been adjusted for the two-for-one stock split effective on May 19, 2000 and is subject to anti-dilution adjustment.

Year granted	Total number of shares
(Fiscal Year ended March 31)	subject to warrants	Exercise price per share

	(In thousands)	(Yen)
2000	153	7,167
2001	245	12,457
2002	275	6,039
      In addition, in order to provide equity-based compensation to selected executives at Sony’s U.S. subsidiaries, Sony Corporation has issued U.S. dollar-denominated Convertible Bonds (“CBs”) to a holding company in the U.S. and the holding company has sold the CBs to those executives. For the purpose of carrying out this plan, the holding company lent an amount equal to the principal amount of CBs to such executives for their purchase of the CBs until the date of conversion. The CBs generally vest ratably up to three years from the date of sale and are generally exercisable up to ten years from the date of sale. The following table shows the portion of those CBs which were held by Directors and Corporate Executive Officers as of May 31, 2005 and which were outstanding as of the same date.

Year issued	Total number of shares
(Fiscal Year Ended March 31)	subject to CBs	Exercise price per share

	(In thousands)	(U.S. dollars)
2001	60	122.98
2002	106	71.28
2003	115	52.29
      Furthermore, Sony has granted stock appreciation rights (“SARs”) in Japan, Europe, and the U.S. to selected employees. Under the terms of these plans, employees receive upon exercise cash equal to the amount by which the market price of Sony Corporation’s Common Stock exceeds the strike price of the SARs. The SARs generally vest ratably up to three years from the date of grant and are generally exercisable up to six years from the date of grant. The following table shows the portion of those SARs which were granted by Sony to selected employees who are Directors and Corporate Executive Officers as of May 31, 2005 and which were outstanding as of the same date. The exercise price per share has been adjusted for the two-for-one stock split and is subject to anti-dilution adjustment. A range of exercise prices is given when such compensation was granted several times during the respective fiscal year.

Year granted	Total number of shares
(Fiscal Year Ended March 31)	subject to SARs	Exercise price per share

	(In thousands)	(Yen for the Japanese plan,
		U.S. dollars for the U.S. plan)
The Japanese plan
2000	10	7,445
The U.S. plan
2002	10	44.00
      Regarding the above compensation plans, refer to Note 16 of Notes to Consolidated Financial Statements.

Item 7.	Major Shareholders and Related Party Transactions
Major Shareholders
      Dodge & Cox, an institutional investor based in San Francisco, California, filed a Schedule 13-G with the SEC on February 10, 2005. According to this filing, Dodge & Cox beneficially owned 49,551,146 shares, of outstanding Sony Corporation Common Stock, representing 5.4 percent of the total. To the knowledge of Sony Corporation, there is no other significant change in the percentage ownership held by any major beneficial shareholders during the past three years. Major shareholders of Sony Corporation do not have different voting rights.
      As of March 31, 2005, there were 997,211,213 shares of Common Stock outstanding, of which 136,342,744 shares were in the form of ADRs and 84,481,532 shares were held of record in the form of Common Stock by residents in the U.S. The number of registered ADR holders was 7,209, and the number of registered holders of shares of Common Stock in the U.S. was 238.
      To the knowledge of Sony Corporation, it is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly. As far as is known to Sony Corporation, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of Sony Corporation.
Related Party Transactions
      In the ordinary course of business, Sony purchases materials, supplies, and services from numerous suppliers throughout the world, including firms with which certain members of the Board of Directors are affiliated. In addition, in the fiscal year ended March 31, 2005, Sony entered into the following sales/purchase transactions with equity affiliates accounted for under the equity method: sales to Sony Ericsson Mobile Communications, AB (“Sony Ericsson”), a joint venture focused on mobile phone handsets, totaling 168.3 billion yen; sales to Kyoshin Technosonic Co., Ltd. (“Kyoshin”), a joint venture focused on marketing semiconductors and other electronic components, totaling 63.6 billion yen; sales to SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), a joint venture focused on recorded music business, totaling 19.1 billion yen; purchases from S.T. Liquid Crystal Display Corp., a liquid crystal display (“LCD”) joint venture in Japan, totaling 66.8 billion yen; and purchases from Oita TS Semiconductor Corporation, a semiconductor manufacturing joint venture in Japan, totaling 25.4 billion yen. As of March 31, 2005, Sony held notes and accounts receivable, trade due from Sony Ericsson, SONY BMG, and Kyoshin worth 25.9 billion yen, 11.3 billion yen, and 10.6 billion yen, respectively. Sony held advances to SONY BMG worth 16.0 billion yen. Because of the size of these transactions, Sony does not consider the amounts involved to be material to its business. Refer to Note 5 of Notes to Consolidated Financial Statements for additional information regarding Sony’s investments in and transactions with equity affiliates.
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
      As of April 1, 2004, Sony Computer Entertainment Inc. (“SCE”) became a wholly-owned subsidiary of Sony Corporation through a stock for stock exchange pursuant to Article 358 of the Japanese Commercial Code (Shoho), which does not require approval of such transactions at a General Meeting of Shareholders of Sony Corporation. The stock for stock exchange ratio was determined based on the estimated equity values of SCE and Sony on a consolidated basis. Through the stock for stock exchange, Sony Corporation provided 1,000,000 shares of its common stock to an Executive Deputy President who was also a Corporate Executive Officer of Sony Corporation and who owned 100 shares of SCE’s common stock. This transaction did not have a material impact on Sony’s results of operations and financial position for the fiscal year ending March 31, 2005.
Interests of Experts and Counsel
      Not Applicable

Item 8.	Financial Information
Consolidated Statements and Other Financial Information
      Refer to Consolidated Financial Statements and Notes to Consolidated Financial Statements.
Legal Proceedings
      Sony Corporation and certain of its subsidiaries are defendants in several pending legal proceedings. However, based upon the information currently available to Sony, management of Sony believes that damages from such legal proceedings, if any, would not have a material effect on Sony’s consolidated financial results and condition.
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
      A fiscal year-end cash dividend of 12.5 yen per share of Sony Corporation Common Stock was approved at the Board of Directors meeting held on May 16, 2005 and was paid on June 1, 2005. Sony Corporation has already paid an interim dividend for Common Stock of 12.5 yen per share to each shareholder; accordingly, the total annual cash dividend per share of Common Stock is 25.0 yen.
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
Significant Changes
      No significant change has occurred since the date of the annual financial statements included in this annual report. Regarding subsequent events after the end of March 2005, refer to “Forecast of Consolidated Results” in “Item 5. Operating and Financial Review and Prospects.”

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
      Sony Corporation’s Common Stock, with no par value per share, has been listed on the TSE since 1958, and is also listed on the Osaka Securities Exchange in Japan. In addition, Sony Corporation’s Common Stock is listed on the following stock exchanges outside Japan: Pacific, Chicago, Toronto, London, Paris, Frankfurt, Düsseldorf, Brussels, Vienna, and Swiss.
      Sony Corporation’s ADRs have been traded in the U.S. since 1961 and have been listed on the NYSE since 1970 under the symbol “SNE.” Sony Corporation’s ADRs are issued and exchanged by JPMorgan Chase Bank, as Depositary.
      In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation, a directly and indirectly wholly-owned subsidiary of Sony Corporation which is engaged in Internet-related services. The subsidiary tracking stock, totaling 3,072,000 shares, was issued at 3,300 yen per share and listed on the TSE. The shares were not offered or sold in the U.S.

Trading on the TSE and NYSE
      The following table sets forth for the periods indicated the reported high and low sales prices per share of Sony Corporation’s Common Stock on the TSE and the reported high and low sales prices per share of Sony Corporation’s ADS on the NYSE.

	Tokyo Stock		New York Stock
	Exchange Price		Exchange Price
	Per Share of		Per Share of
	Common Stock		ADS

	High	Low	High	Low

	(Yen)		(U.S. dollars)
Annual highs and lows*
The fiscal year ended March 31, 2001	15,100	7,510	141.25	65.40
The fiscal year ended March 31, 2002	10,340	3,960	85.75	32.80
The fiscal year ended March 31, 2003	7,460	4,070	59.95	34.85
Quarterly highs and lows*
The fiscal year ended March 31, 2004
1st quarter	4,240	2,720	35.82	23.16
2nd quarter	4,450	3,350	38.30	28.33
3rd quarter	4,280	3,490	38.04	32.42
4th quarter	4,670	3,760	42.81	34.81
The fiscal year ended March 31, 2005
1st quarter	4,710	3,880	43.67	33.95
2nd quarter	4,200	3,550	38.50	32.35
3rd quarter	3,990	3,620	39.20	33.77
4th quarter	4,420	3,750	41.81	36.26
Monthly highs and lows*
2004
December	3,990	3,670	38.76	35.75
2005
January	4,090	3,750	39.53	36.26
February	4,010	3,770	38.31	36.46
March	4,420	3,960	41.81	37.85
April	4,410	3,830	40.79	35.77
May	4,140	3,850	38.45	36.30
June (through June 20)	4,080	3,860	37.63	35.10

*	Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.
      On June 20, 2005, the closing sales price per share of Sony Corporation’s Common Stock on the TSE was 3,860 yen. On June 20, 2005, the closing sales price per share of Sony Corporation’s ADS on the NYSE was 35.39 U.S. dollars.

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
      The Commercial Code specifically requires a resolution of the Board of Directors, or a determination of the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors, for Sony Corporation to acquire or dispose of material assets; to borrow a substantial amount of money; to employ or discharge from employment important employees, such as general managers; and to establish, change or abolish a material corporate organization such as a branch office. The Regulations of the Board of Directors of Sony Corporation and regulations thereunder require a resolution of the Board of Directors for Sony Corporation’s lending in an amount not less than one hundred billion yen or its equivalent.
Capital stock
      Unless otherwise indicated or the context otherwise requires, the following discussion applies equally to both the shares of Common Stock and the shares of subsidiary tracking stock.
(General)
      Except as otherwise stated, set forth below is information relating to Sony Corporation’s capital stock, including brief summaries of the relevant provisions of Sony Corporation’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code and related legislation.
      A bill to modernize and make overall amendments to the Commercial Code by replacing the current provisions with regard to corporations with a new company law (the “New Company Law”) was submitted to the Diet on March 22, 2005. The proposed New Company Law is to be enacted during the first half of 2005 and will come into effect within one year and half after its promulgation, and currently, it is expected that it will take effect in April 2006. The proposed legislation is subject to discussion at, and approval by, the Diet.
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
      A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of Common Stock of Sony Corporation, will be subject to the new central clearing system. On the same day, all existing share certificates will become null and void and the companies are not required to withdraw those share certificates from shareholders. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.
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
(Dividends)
Dividends — General
      The Articles of Incorporation of Sony Corporation provide that the accounts shall be closed on March 31 of each year. Year-end cash dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, a Corporate Executive Officer designated by the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Audit Committee and to independent certified public accountants and then submitted for approval to the Board of Directors. If each independent certified accountant states in his or her audit report the opinion that the financial statements prepared by such Corporate Executive Officer and proposed allocation of profits are in accordance with relevant laws and the Articles of Incorporation, and if the Audit Committee does not state in its audit report any objection to such independent accountants’ opinion or an opinion that the proposed allocation of profits is significantly inappropriate, such proposal shall be deemed to be approved by the shareholders when approved by the Board of Directors.
      Under the New Company Law, subject to certain limitations on the distributable surplus as described below, dividends, if any, may be paid to shareholders, beneficial shareholders, and pledgees of record as of a record date as set forth by the Articles of Incorporation of Sony Corporation or as determined by the Board of Directors from time to time. Dividends shall be paid by way of distribution of surplus. Dividends may be distributed in cash or in kind. In distributing dividends, Sony Corporation may determine the kind of assets to be distributed, the book value of such assets, matters regarding allocation of such assets, and the effective date of such dividends, by a resolution of a general meeting of shareholders. However, Sony Corporation may generally determine such matters by a resolution of the Board of Directors if (a) the Articles of Incorporation of Sony Corporation so provide, (b) the term of its Directors is set to be until the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after such Director’s assumption of office, and (c) certain requirements regarding the financial statements and certain documents of Sony Corporation as set forth in an ordinance of the Ministry of Justice are met; provided, however, that when Sony Corporation is to pay dividends in-kind without giving shareholders the right to request payment of cash dividends in lieu of in-kind dividends, it shall determine such matters by a special shareholders resolution (as defined in “(Voting Rights)”). When Sony Corporation makes payment of dividends, it shall allocate such dividends in proportion to the number of shares of any specific class held by each shareholder.
Dividends — Interim cash dividends
      In addition to fiscal year-end cash dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) payable to shareholders, beneficial shareholders and pledgees of record at the end of each September 30, without shareholders’ approval, but subject to the limitation described below.
      Under the New Company Law, Sony Corporation is allowed to make payment of interim dividends during a fiscal year by way of distribution of surplus by resolution of the Board of Directors; provided, however, that such payment of interim dividends shall be limited to cash dividends and also limited to once per any fiscal year.
Dividends — Legal reserve
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
      The New Company Law provides that when a stock company like Sony Corporation makes distribution of surplus, it shall set aside in its legal reserve an amount equal to 10 percent of the amount of the surplus to be decreased as a result of such distribution of surplus in accordance with the provisions set forth in an ordinance of the Ministry of Justice.
Dividends — Distributable amount
      Under the Commercial Code, Sony Corporation is permitted to distribute profits by way of fiscal year-end or interim dividends out of the excess of its net assets, on a non-consolidated basis, over the aggregate of:

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
      Under the New Company Law, Sony Corporation is permitted to make distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the Distributable Amount (as defined below) as at the effective date of such distribution of surplus.
      The amount of surplus at any given time shall be the amount of Sony Corporation’s assets and the book value of Sony Corporation’s treasury stock after subtracting the amounts of the following items (1) through (4) as they appear on Sony Corporation’s non-consolidated balance sheet as at the end of Sony Corporation’s last fiscal year, and after reflecting the changes in Sony Corporation’s surplus after the end of Sony Corporation’s last fiscal year, by adding the amounts of the following items (5), (6) and (7) and/or subtracting the amounts of the following items (8), (9) and (10):

(1)	its liabilities;

(2)	its stated capital;

(3)	its additional paid-in capital and accumulated legal reserve;

(4)	other amounts as provided for by an ordinance of the Ministry of Justice;

(5)	(if Sony Corporation transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock after subtracting the book value thereof;

(6)	(if Sony Corporation decreased its stated capital after the end of the last fiscal year) the amount of decrease in its stated capital (excluding the amount transferred to the additional paid-in capital or legal reserve);

(7)	(if Sony Corporation decreased its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of decrease in its additional paid-in capital or legal reserve (excluding the amount transferred to the stated capital);

(8)	(if Sony Corporation cancelled its treasury stock after the end of the last fiscal year) the book value of its treasury stock so cancelled;

(9)	(if Sony Corporation distributed surplus to shareholders after the end of the last fiscal year) the assets distributed to shareholders by way of such distribution of surplus; and

(10)	other amounts as provided for by an ordinance of the Ministry of Justice.
      The Distributable Amount of Sony Corporation at any given time shall be the aggregate amount of (a) the surplus, (b) the amount of profit as recorded for the period after the end of Sony Corporation’s last fiscal year until the date of an extraordinary settlement of account (if any) as provided for in an ordinance of the Ministry of Justice and (c) the transfer price of its treasury stock in the same period, after subtracting the amounts of the following items:

(1)	the book value of its treasury stock;

(2)	(if Sony Corporation transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock;

(3)	the losses as recorded for the period after the end of Sony Corporation’s last fiscal year until the date of an extraordinary settlement of account (if any) as provided for in an ordinance of the Ministry of Justice; and

(4)	other amounts as provided for by an ordinance of the Ministry of Justice.
Dividends — Ex-dividend date and prescription
      In Japan the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid.
      Under its Articles of Incorporation, Sony Corporation is not obliged to pay any dividends that are left unclaimed for a period of five years after the date on which they first became payable.
Dividends — Liabilities
      Under the Commercial Code, if Sony Corporation were to pay interim dividends for a fiscal year and at the end of a fiscal year in which there had been no excess of net assets over the aggregate of the amounts referred to in (i) through (v) in “Dividends — Distributable amount” above, the Directors who authorized such interim dividends would be jointly and severally liable to Sony Corporation for the lesser of the amount of such deficit or the amount of such dividends, unless such Directors prove that they did not fail to exercise due care in determining such interim dividends.
      Under the New Company Law, where dividends are paid out of the surplus, if the aggregate amount of the following items (1), (2) and (3) as at the end of the relevant fiscal year exceeds the amount of surplus, Directors who have authorized such dividends, would be liable to Sony Corporation for the lesser of such amount in excess or the amount of money or book value of such distributed surplus unless such Directors prove that they did not fail to exercise due care in determining such distribution:

(1)	the book value of Sony Corporation’s treasury stock;

(2)	(if Sony Corporation transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock after the end of Sony Corporation’s last fiscal year;

(3)	other amounts as provided for by an ordinance of the Ministry of Justice.
      However, the Directors shall not be liable to Sony Corporation for the distributions of surplus made pursuant to the resolution of the ordinary general meeting of shareholders.
(Stock Splits)
      Sony Corporation may at any time split shares in issue into a greater number of shares at the determination of the Group CEO.
      In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. When a stock split is to be made Sony Corporation must give public notice of the stock split, specifying the record date thereof, at least two weeks prior to such record date. In addition, promptly after the stock split takes effect Sony Corporation must give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split. After the New Company Law becomes effective, no such notice to each shareholder is required.

(Consolidation of Shares)
      Sony Corporation may at any time consolidate issued shares into a smaller number of shares by a special shareholders resolution (as defined in “(Voting Rights)”). When a consolidation of shares is to be made, Sony Corporation must give public notice and notice to each shareholder that, within a period of not less than one month specified in the notice, share certificates must be submitted to Sony Corporation for exchange. Sony Corporation must disclose the reason for the consolidation of shares at the general meeting of shareholders.
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
      Any shareholder or group of shareholders holding at least three percent (or, when the New Company Law becomes effective and in the event that Sony Corporation’s Articles of Incorporations provide for a percentage lower than three percent, such percentage) of the total number of voting rights for a period of six months (or, when the New Company Law becomes effective and in the event that Sony Corporation’s Articles of Incorporations provide for a period shorter than six months, such period) or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such a shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks (or, when the New Company Law becomes effective and in the event that Sony Corporation’s Articles of Incorporations provide for a period shorter than eight weeks, such period) from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such a shareholders’ meeting.
      Any shareholder or group of shareholders holding at least 300 (or, when the New Company Law becomes effective and in the event that Sony Corporation’s Articles of Incorporations provide for a number less than 300, such number) voting rights or one percent (or, when the New Company Law becomes effective and in the event that Sony Corporation’s Articles of Incorporations provide for a percentage lower than one percent, such percentage) of the total number of voting rights for a period of six months (or, when the New Company Law becomes effective and in the event that Sony Corporation’s Articles of Incorporations provide for a period shorter than six months, such period) or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to Sony Corporation at least eight weeks (or, when the New Company Law becomes effective and in the event that Sony Corporation’s Articles of Incorporations provide for a period shorter than eight weeks, such period) prior to the date set for such meeting.
(Voting rights)
      So long as Sony Corporation maintains the unit share system, a holder of shares (whether shares of Common Stock or shares of subsidiary tracking stock) constituting one or more units is entitled to one vote for each such unit of stock (Refer to “(Unit share system)” below, currently 100 shares constitute one unit), except that no voting rights with respect to shares of capital stock of Sony Corporation are afforded to Sony Corporation or any corporate shareholder more than one-quarter of the total voting rights of which are directly or indirectly held by Sony Corporation (or, when the New Company Law becomes effective, management of which is being controlled in substance by Sony Corporation as provided for by an ordinance of the Ministry of Justice). If Sony Corporation eliminates from its Articles of Incorporation the provisions relating to units of stock, holders of capital stock will have one vote for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation of Sony Corporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code (or, when the New Company Law becomes effective, the New Company Law) and Sony Corporation’s Articles of Incorporation provide, however, that the quorum for the election of Directors shall not be less than one-third of the total number of voting rights of all the shareholders. Sony Corporation’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Shareholders may also exercise their voting rights by electronic means pursuant to the method designated by Sony Corporation.
      The Commercial Code (or, when the New Company Law becomes effective, the New Company Law) and the Articles of Incorporation of Sony Corporation provide that in order to amend the Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from a specific party;

(2)	consolidation of shares;

(3)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(4)	the removal of a Director (when the New Company Law becomes effective, the removal of a Director who is elected by cumulative voting);

(5)	the exemption of liability of a Director or Corporate Executive Officer with certain exceptions;

(6)	a reduction of stated capital (when the New Company Law becomes effective, with certain exceptions in which a shareholders’ resolution is not required);

(7)	(when the New Company Law becomes effective) a distribution of in-kind dividends which meets certain requirements;

(8)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(9)	the transfer of the whole or a material part of the business;

(10)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

(11)	share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required; or

(12)	separating of the corporation into two or more corporations with certain exceptions in which a shareholders’ resolution is not required, the quorum shall be one-third of the total number of voting rights of all the shareholders, and the approval by at least two-thirds (or, when the New Company Law becomes effective and in the event that Sony Corporation’s Articles of Incorporations provide for a percentage more than two-thirds, such percentage) of the number of voting rights of all the shareholders represented at the meeting is required (in addition, when the New Company Law becomes effective and in the event that Sony Corporation’s Articles of Incorporation provide that the approval by certain number of shareholders is required, such approval is also required) (the “special shareholders resolutions”).
(Issue of additional shares and pre-emptive rights)
      Holders of Sony Corporation’s shares of capital stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares (whether of Common Stock or of subsidiary tracking stock) may be issued at such times and upon such terms as the Board of Directors or the Group CEO determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “(Voting rights)” above. The Board of Directors or the Group CEO may, however, determine that shareholders of a particular class of stock shall be given subscription rights regarding a particular issue of new shares of that class, in which case such rights must be given on uniform terms to all shareholders of that class of stock as at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.
      Subject to certain conditions, Sony Corporation may issue stock acquisition rights by a resolution of the Board of Directors or a determination by the Group CEO. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, Sony Corporation will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of treasury stock held by it.
      In cases where a particular issue of new shares or stock acquisition rights (i) violates laws and regulations or Sony Corporation’s Articles of Incorporation, or (ii) will be performed in a manner materially unfair, and shareholders may suffer disadvantages therefrom, such shareholder may file an injunction to enjoin such issue with a court.
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
(Acquisition by Sony Corporation of its capital stock)
      Sony Corporation may acquire its own shares through a stock exchange on which such shares are listed (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors), by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors), by purchase from a specific party other than a subsidiary of Sony Corporation (pursuant to a special resolution of an ordinary general meeting of shareholders) or from a subsidiary of Sony Corporation (pursuant to a determination by the Group CEO). Under the New Company Law, not only ordinary general meetings of shareholders but also extraordinary general meetings of shareholders will be able to approve the acquisition by Sony Corporation of its own shares in the cases of (a) and (b) above. When such acquisition is made by Sony Corporation from a specific party other than a subsidiary of Sony Corporation, any other shareholder may make a request to the Company in writing, not later than five days prior to the relevant shareholders’ meeting, to include him/her as a seller in the proposed purchase. However, under the New Company Law, the acquisition of its own shares at a price not exceeding the then market price to be provided under an ordinance of the Ministry of Justice will not trigger the right of any shareholder to be included as a seller of his/her shares in such proposed purchase. Any such acquisition of shares must satisfy certain requirements, including the requirement that in cases other than the acquisition by Sony Corporation of its own shares pursuant to a resolution of the Board of Directors, the total amount of the purchase price may not exceed the sum of the amount of retained earnings available for year-end dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the sum of the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital in respect of the relevant fiscal year pursuant to a resolution of such general meeting of shareholders. If Sony Corporation purchases shares pursuant to a resolution of the Board of Directors, the total amount of the purchase price may not exceed the amount of the retained earnings available for an interim dividend payment minus the amount of any interim dividend Sony Corporation actually paid. However, if it is anticipated that the net assets on the non-consolidated balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (v) to “Dividends — Distributable amount” above, Sony Corporation may not acquire such shares. Under the New Company Law, the restriction on the source of funds for the acquisition by Sony Corporation of its own shares will be integrated into those for the distribution of surplus to the shareholders. See “(Dividends)”.
      Shares acquired by Sony Corporation may be held for any period or may be retired at the determination of the Group CEO. Sony Corporation may also transfer (by public or private sale or otherwise) to any person the shares held by it, subject to a determination by the Group CEO, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “(Issue of additional shares and pre-emptive rights)” above. Sony Corporation may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.
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
      In addition, Sony Corporation may sell or otherwise dispose of shares of capital stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in Sony Corporation’s register of shareholders or at the address otherwise notified to Sony Corporation, and (ii) the shareholder fails to receive dividends on the shares continuously for five years or more at the address registered in Sony Corporation’s register of shareholders or at the address otherwise notified to Sony Corporation, Sony Corporation may sell or otherwise dispose of the shareholder’s shares at the then market price of the shares by a determination of a Corporate Executive Officer and after giving at least three months’ prior public and individual notice, and hold or deposit the proceeds of such sale or disposal of shares for such shareholder.
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
      At a meeting of the Board of Directors held on April 26, 2005, Sony decided to consider the possibility of an initial public offering of common stock of SCN. In response to recent changes in the Internet-related industry, Sony believes that it will be desirable for Sony and the Sony Group, as well as for SCN, to seek the enhancement of SCN’s enterprise value through SCN’s own business operations and to employ a strategy more directed at making SCN more independent from Sony and allowing SCN to raise funds with enhanced flexibility on the capital markets.
      In accordance with the above revised policy, SCN will start making preparations required for or in connection with the listing of its common stock on a stock exchange. If the listing of SCN common stock is approved by the stock exchange, subject to required procedures, Sony will be required under its articles of incorporation to terminate all the shares of the subsidiary tracking stock. Sony Corporation’s Articles of Incorporation stipulate that the method of such termination may be any one of the following: (1) compulsory retirement in cash, (2) compulsory conversion to common stock of Sony Corporation, or (3) compulsory exchange with SCN common stock. With respect to the method of exchange with SCN common stock referred to (3) above, Sony’s initial policy was that such method would not be taken unless and until a tax deferment on the difference between the acquisition cost of the subsidiary tracking stock and the market value of SCN common stock is permitted under tax law. No tax law revision that allows such deferral has yet been enacted. Regardless of whether such a revision will ever be enacted, Sony has changed its policy and now permits such a method (compulsory exchange with SCN common stock) of terminating shares of the subsidiary tracking stock.
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
Material Contracts
      None
Exchange Controls
      The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of capital stock of Sony Corporation by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

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
Taxation
      The following is a summary of the major Japanese national tax and U.S. federal income tax consequences of the ownership, acquisition and disposition of shares of Common Stock of Sony Corporation and of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation by a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly, holders of shares of Common Stock or ADSs of Sony Corporation are encouraged to consult their tax advisors regarding the application of the considerations discussed below to their particular circumstances.

      This summary is based upon the representations of the Depositary and the assumption that each obligation in the deposit agreement in relation to the ADSs dated as of June 1, 1961, as amended and restated as of October 31, 1991, as further amended and restated as of March 17, 1995, and in any related agreement, will be performed under its terms.
      For purposes of the income tax convention between Japan and the United States (the “Treaty”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. holders of ADSs generally will be treated as owning shares of Common Stock of Sony Corporation underlying the ADSs evidenced by the ADRs. For the purposes of the following discussion, a “U.S. holder” is a holder that:

(i)	is a resident of the U.S. for purposes of the Treaty;

(ii)	does not maintain a permanent establishment in Japan (a) with which shares of Common Stock or ADSs of Sony Corporation are effectively connected or (b) of which shares of Common Stock or ADSs of Sony Corporation form part of the business property; and

(iii)	is eligible for benefits under the Treaty with respect to income and gain derived in connection with shares of Common Stock or ADSs of Sony Corporation.
Japanese Taxation
      The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of shares of Common Stock of Sony Corporation and of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation who are non-residents of Japan or non-Japanese corporations, without a permanent establishment in Japan (“non-resident Holders”).
      Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Sony Corporation withholds taxes from dividends it pays as required by Japanese law. Stock splits in themselves are not subject to Japanese income tax.
      In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20 percent. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of Sony Corporation) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or non-residents of Japan, such as non-resident Holders), except for any individual shareholder who holds 5 percent or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2008, and (ii) 15 percent for dividends due and payable on or after April 1, 2008. As of the date of this document, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the U.K.
      Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to a U.S. holder that does not own directly or indirectly at least 10 percent of the voting stock of the Japanese corporation is generally limited to 10 percent of the gross amount actually distributed, and Japanese withholding tax with respect to dividends paid by a Japanese corporation to a U.S. holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.
      If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Sony Corporation to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder is required to submit an Application Form for Income Tax Convention Regarding Relief

from Japanese Income Tax on Dividends in advance through Sony Corporation to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after Sony Corporation’s fiscal year-end or semi-fiscal year-end). To claim this reduced rate or exemption, a non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced rate which is lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the full amount of tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority. Sony Corporation does not assume any responsibility to ensure withholding at the reduced treaty rate or to ensure not withholding for shareholders who would be eligible under any applicable income tax treaty but do not follow the required procedures as stated above.
      Gains derived from the sale of shares of Common Stock or ADSs of Sony Corporation outside Japan by a non-resident Holder holding such shares or ADSs as portfolio investors are, in general, not subject to Japanese income or corporation tax. U.S. holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.
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
United States Taxation with respect to shares of Common Stock and ADSs
      The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock will be includable in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs or Common Stock will be subject to taxation at a maximum rate of 15 percent if the dividends are “qualified dividends.” Dividends paid on the Common Stock or ADSs will be treated as qualified dividends if Sony Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”), or (b) for the dividend paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). Based on Sony Corporation’s audited financial statements and relevant market and shareholder data, Sony Corporation believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 or 2004 taxable year. In addition, based on Sony Corporation’s audited financial statements and Sony Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Corporation does not anticipate becoming a PFIC for the 2005 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Common Stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether Sony Corporation will be able to comply with them. Holders of ADSs and Common Stock should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

      Subject to applicable limitations and special considerations discussed below, a U.S. holder of ADSs or Common Stock of Sony Corporation will be entitled to a credit for Japanese tax withheld in accordance with the Tax Convention from dividends paid by Sony Corporation. For purposes of the foreign tax credit limitation, dividends will be foreign source income, and will constitute “passive” or “financial services” income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term of hedged positions and may not be allowed in respect of arrangements in which economic profit, after non-U.S. taxes, is insubstantial. Holders of Ads and Common Stock should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.
      Dividends paid by Sony Corporation to U.S. corporate holders of ADSs or Common Stock will not be eligible for the dividends-received deduction.
      In general, a U.S. holder will recognize capital gain or loss upon the sale or other disposition of ADSs or Common Stock equal to the difference between the amount realized on the sale or disposition and the U.S. holder’s tax basis in the ADSs or Common Stock. Such capital gain or loss will be long-term capital gain or loss if the ADSs or Common Stock have been held for more than one year on the date of the sale or disposition. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15 percent. The net long-term capital gain recognized by an individual holder before May 6, 2003 or after December 31, 2008 generally is subject to taxation at a maximum rate of 20 percent.
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
      Sony’s normal course of business is continuously exposed to market fluctuation, such as fluctuations in currency exchange rates, interest rates or stock prices. Sony utilizes several derivative instruments, such as foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements and currency swap agreements in order to hedge the potential downside risk on the cash flow from the normal course of business caused by market fluctuation. Sony uses foreign exchange forward contracts and foreign currency option contracts primarily to reduce the foreign exchange volatility risk that accounts receivable or accounts payable denominated in yen, U.S. dollars, euros or other currencies have through the normal course of Sony’s worldwide business. Interest rate swap agreements and currency swap agreements are utilized to diversify funding conditions or to reduce funding costs, and in Financial Services segment, these transactions are used for asset liability management. Sony uses these derivative financial instruments mainly for risk-hedging purposes as described above, and few derivative transactions, such as bond futures and bond options are held or utilized for trading purposes in Financial Services segment. If hedge accounting cannot be applied because the accounts receivables or accounts payables to be hedged are not yet booked, or because cash flows from derivative transactions do not coincide with the underlying exposures recorded on Sony’s balance sheet, then Sony understands that such derivatives agreements should be subject to a mark-to-market evaluation and their unrealized gains or losses are recognized in earnings. In addition, Sony holds marketable securities such as straight bonds, convertible bonds, and stocks in yen or other currencies in the Financial Services segment in order to obtain interest income or capital gain on the financial assets under management. Sony understands that such investment in marketable securities is also subjected to market fluctuation.
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
      The following table shows the results of VaR. These analyses for the fiscal year ended March 31, 2005 indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95% confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and U.S. dollar and between the yen and the euro, the currencies in which a significant amount of financial assets and liabilities and derivative transactions are maintained on a consolidated basis. The VaR of interest rate risk and stock price risk consists of risks arising from the volatility of the interest rates and stock prices against trading securities in the Financial Services segment.
      The net VaR for Sony’s entire portfolio is smaller than the simple aggregate of VaR for each component of market risk. This is due to the fact that market risk factors such as currency exchange rates, interest rates, and stock prices are not completely independent, and potential profits and losses arising from each market risk may to some degree be mutually offsetting.
      The disclosed VaR amounts simply represents the calculated potential maximum loss on the specified date and does not necessarily indicate an estimate of actual or future loss.
Consolidated

	June 30,	September 30,	December 30,	March 31,
	2004	2004	2004	2005

	(Yen in billions)
Net VaR	3.5	1.7	2.3	1.9
VaR of currency exchange rate risk	1.1	0.8	0.7	0.6
VaR of interest rate risk	0.2	0.1	0.1	0.1
VaR of stock price risk	3.1	1.5	2.1	1.7
Financial Services

	June 30,	September 30,	December 30,	March 31,
	2004	2004	2004	2005

	(Yen in billions)
Net VaR	3.2	1.4	2.1	1.7
VaR of currency exchange rate risk	0.2	0.2	0.2	0.2
VaR of interest rate risk	0.2	0.1	0.1	0.1
VaR of stock price risk	3.1	1.5	2.1	1.7

All other segments excluding Financial Services

	June 30,	September 30,	December 30,	March 31,
	2004	2004	2004	2005

	(Yen in billions)
Net VaR	1.0	0.8	0.6	0.5
VaR of currency exchange rate risk	1.0	0.8	0.6	0.5
VaR of interest rate risk	0.0	0.0	0.0	0.0
VaR of stock price risk	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities
      Not Applicable

Item 13.	Defaults, Dividend Arrearages and Delinquencies
      None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
      In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation, a directly and indirectly wholly-owned subsidiary of Sony Corporation, which is engaged in Internet-related services. Regarding the rights of holders of Sony Corporation’s Common Stock and subsidiary tracking stock, refer to “Memorandum and Articles of Association” in “Item 10. Additional Information.”

Item 15.	Controls and Procedures
      Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the Group Chief Executive Officer, Group Chief Strategy Officer and Group Chief Financial Officer, of the effectiveness of the design and operation of Sony’s disclosure controls and procedures as of March 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the Group Chief Executive Officer, Group Chief Strategy Officer and Group Chief Financial Officer have concluded that, as of March 31, 2005, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports Sony files and submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.
      There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert
      Sony’s Board of Directors has determined that Mr. Yoshiaki Yamauchi and Mr. Akihisa Ohnishi each qualify as an “audit committee financial expert” as defined in this Item 16A.

Item 16B.	Code of Ethics
      Sony has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. The code of ethics applies to Sony’s chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, as well as to directors and all other officers and employees of Sony, as defined in the code of ethics. The code of ethics is available at

http://www.sony.net/ SonyInfo/ Environment/management/code/qfhh7c0000000w8w-att/ code of conduct.pdf
Item 16C.     Principal Accountant Fees and Services
Audit and Non-Audit Fees
      ChuoAoyama PricewaterhouseCoopers is a member firm of PricewaterhouseCoopers in Japan. The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the years ended March 31, 2004 and March 31, 2005.

	March 31

	2004	2005

	(Yen in millions)
Audit Fees	2,118	1,939
Audit-Related Fees(1)	284	570
Tax Fees(2)	970	737
All Other Fees(3)	150	68

	3,522	3,314

(1)	Audit-Related Fees consist primarily of employee benefit plan audits and due diligence related to mergers.

(2)	Tax Fees primarily include tax compliance, tax advice, tax planning and expatriate tax services.

(3)	All Other Fees comprise fees for all other services not included in any of the other categories noted above.
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
Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      The following table sets out information concerning purchases made by Sony during the fiscal year ended March 31, 2005.

			(c) Total Number	(d) Maximum
			of Shares	Number of Shares
	(a) Total		Purchased as Part	that May Yet Be
	Number of	(b) Average	of Publicly	Purchased Under
	Shares	Price Paid	Announced Plans	the Plans or
Period	Purchased	per Share	or Programs	Programs

April 1st — 30th, 2005	5,532	4,461.48	N/A	N/A
May 1st — 31st, 2005	3,448	4,087.27	N/A	N/A
June 1st — 30th, 2005	7,476	4,040.85	N/A	N/A
July 1st — 31st, 2005	7,284	4,021.33	N/A	N/A
August 1st — 31st, 2005	4,464	3,752.49	N/A	N/A
September 1st — 30th, 2005	6,530	3,837.16	N/A	N/A
October 1st — 31st, 2005	7,131	3,772.45	N/A	N/A
November 1st — 30th, 2005	12,726	3,749.51	N/A	N/A
December 1st — 31st, 2005	21,959	3,874.00	N/A	N/A
January 1st — 31st, 2005	8,355	3,963.88	N/A	N/A
February 1st — 28th, 2005	6,133	3,905.57	N/A	N/A
March 1st — 31st, 2005	13,847	4,232.54	N/A	N/A
Total	104,885	3,960.99	N/A	N/A
      Under the Commercial Code of Japan, a holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value (See “Memorandum and Articles of Association — Capital stock — (Unit share system)” in “Item 10. Additional Information”). During the year ended March 31, 2005, Sony Corporation purchased 104,885 shares for a total purchase price of 415,448,110 yen upon such requests from holders of shares constituting less than one full unit.

Item 17.	Financial Statements
      Not applicable

Item 18.	Financial Statements
      Refer to Consolidated Financial Statements.
Item 19.     Exhibits
      Documents filed as exhibits to this annual report:

1.1	Articles of Incorporation, including proposed amendments to be ratified at the Ordinary General Shareholders’ Meeting to be held on June 22, 2005 (English Translation)
1.2	Regulations of the Board of Directors, as amended, including an amendment to be effective as of June 22, 2005 (English Translation)
8.1	Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2005: Incorporated by reference to “Business Overview and Organizational Structure” in “Item 4. Information on the Company”
12.1	Principal Executive Officer Certification Required by 17 C.F.R. 240.13a-14(a)
12.2	Principal Financial Officer Certification Required by 17 C.F.R. 240.13a-14(a)
13	Chief Executive Officer Certification required by 18 U.S.C. Section 1350
Chief Financial Officer Certification required by 18 U.S.C. Section 1350
15.1	Consent of ChuoAoyama PricewaterhouseCoopers

SIGNATURES
      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sony Corporation
(Registrant)

By:	/s/ Katsumi Ihara

(Signature)
Katsumi Ihara
Executive Deputy President
Group Chief Strategy Officer &
Group Chief Financial Officer
Date: June 21, 2005

Consolidated Financial Statements
Sony Corporation and Consolidated Subsidiaries
March 31, 2005

(This page intentionally left blank)

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
      In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (“the Company”) at March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in Note 2 to the consolidated financial statements, the Company changed its methods of accounting for long-duration life insurance contracts and separate accounts and its treatment of the effects of contingently convertible instruments on diluted earnings per share in the year ended March 31, 2005.

/s/ ChuoAoyama PricewaterhouseCoopers
Tokyo, Japan
May 27, 2005

(This page intentionally left blank)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

	Year Ended March 31

	2004	2005

	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	849,211	779,103
Time deposits	4,662	1,492
Marketable securities	274,748	460,202
Notes and accounts receivable, trade	1,123,863	1,113,071
Allowance for doubtful accounts and sales returns	(112,674)	(87,709)
Inventories	666,507	631,349
Deferred income taxes	125,532	141,154
Prepaid expenses and other current assets	431,506	517,509

Total current assets	3,363,355	3,556,171

Film costs	256,740	278,961

Investments and advances:
Affiliated companies	86,253	252,905
Securities investments and other	2,426,697	2,492,784

	2,512,950	2,745,689

Property, plant and equipment
Land	189,785	182,900
Buildings	930,983	925,796
Machinery and equipment	2,053,085	2,192,038
Construction in progress	98,480	92,611

	3,272,333	3,393,345
Less — Accumulated depreciation	1,907,289	2,020,946

	1,365,044	1,372,399

Other assets:
Intangibles, net	248,010	187,024
Goodwill	277,870	283,923
Deferred insurance acquisition costs	349,194	374,805
Deferred income taxes	203,203	240,396
Other	514,296	459,732

	1,592,573	1,545,880

	9,090,662	9,499,100

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEET — (Continued)

	Year Ended March 31

	2004	2005

	(Yen in millions)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	91,260	63,396
Current portion of long-term debt	383,757	166,870
Notes and accounts payable, trade	778,773	806,044
Accounts payable, other and accrued expenses	812,175	746,466
Accrued income and other taxes	57,913	55,651
Deposits from customers in the banking business	378,851	546,718
Other	479,486	424,223

Total current liabilities	2,982,215	2,809,368

Long-term liabilities:
Long-term debt	777,649	678,992
Accrued pension and severance costs	368,382	352,402
Deferred income taxes	96,193	72,227
Future insurance policy benefits and other	2,178,626	2,464,295
Other	286,737	227,631

	3,707,587	3,795,547

Minority interest in consolidated subsidiaries	22,858	23,847

Stockholders’ equity:
Subsidiary tracking stock, no par value —
Authorized 100,000,000 shares, outstanding 3,072,000 shares	3,917	3,917
Common stock, no par value —
2004 — Authorized 3,500,000,000 shares, outstanding 926,418,280 shares	476,350
2005 — Authorized 3,500,000,000 shares, outstanding 997,211,213 shares		617,792
Additional paid-in capital	992,817	1,134,222
Retained earnings	1,367,060	1,506,082
Accumulated other comprehensive income —
Unrealized gains on securities	69,950	62,669
Unrealized losses on derivative instruments	(600)	(2,490)
Minimum pension liability adjustment	(89,261)	(90,030)
Foreign currency translation adjustments	(430,048)	(355,824)

	(449,959)	(385,675)
Treasury stock, at cost
Subsidiary tracking stock
(2004 — 0 shares, 2005 — 32 shares)	—	(0)
Common stock
(2004 — 2,468,258 shares, 2005 — 1,118,984 shares)	(12,183)	(6,000)

	2,378,002	2,870,338

Commitments and contingent liabilities
	9,090,662	9,499,100

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Sales and operating revenue:
Net sales	6,916,042	6,883,478	6,565,010
Financial service revenue	509,398	565,752	537,715
Other operating revenue	48,193	47,161	56,891

	7,473,633	7,496,391	7,159,616

Costs and expenses:
Cost of sales	4,979,421	5,058,205	5,000,112
Selling, general and administrative	1,782,367	1,798,239	1,535,015
Financial service expenses	486,464	505,550	482,576
Loss on sale, disposal or impairment of assets, net	39,941	35,495	27,994

	7,288,193	7,397,489	7,045,697

Operating income	185,440	98,902	113,919

Other income:
Interest and dividends	14,441	18,756	14,708
Royalty income	32,375	34,244	31,709
Foreign exchange gain, net	1,928	18,059	—
Gain on sale of securities investments, net	72,552	11,774	5,437
Gain on change in interest in subsidiaries and equity investees	—	4,870	16,322
Other	36,232	34,587	29,447

	157,528	122,290	97,623

Other expenses:
Interest	27,314	27,849	24,578
Loss on devaluation of securities investments	23,198	16,481	3,715
Foreign exchange loss, net	—	—	524
Other	44,835	32,795	25,518

	95,347	77,125	54,335

Income before income taxes	247,621	144,067	157,207

Income taxes:
Current	178,847	87,219	85,510
Deferred	(98,016)	(34,445)	(69,466)

	80,831	52,774	16,044

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME — (Continued)

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Income before minority interest, equity in net income (loss) of affiliated companies and cumulative effect of an accounting change	166,790	91,293	141,163
Minority interest in income of consolidated subsidiaries	6,581	2,379	1,651
Equity in net income (loss) of affiliated companies	(44,690)	1,714	29,039

Income before cumulative effect of an accounting change	115,519	90,628	168,551

Cumulative effect of an accounting change (2004: Net of income taxes of 0 million 2005: Net of income taxes of 2,675 million)	—	(2,117)	(4,713)

Net income	115,519	88,511	163,838

Per share data:
Common stock
Income before cumulative effect of an accounting change
— Basic	125.74	98.26	180.96
— Diluted	118.21	89.03	162.59
Cumulative effect of an accounting change
— Basic	—	(2.29)	(5.06)
— Diluted	—	(2.03)	(4.52)
Net income
— Basic	125.74	95.97	175.90
— Diluted	118.21	87.00	158.07
Cash dividends	25.00	25.00	25.00
Subsidiary tracking stock
Net income (loss)
— Basic	(41.98)	(41.80)	17.21

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Cash flows from operating activities:
Net income	115,519	88,511	163,838
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs	351,925	366,269	372,865
Amortization of film costs	312,054	305,786	276,320
Accrual for pension and severance costs, less payments	37,858	35,562	22,837
Loss on sale, disposal or impairment of assets, net	39,941	35,495	27,994
Gain on sale or loss on devaluation of securities investments, net	(49,354)	4,707	(1,722)
Gain on change in interest in subsidiaries and equity investees	—	(4,870)	(16,322)
Deferred income taxes	(98,016)	(34,445)	(69,466)
Equity in net (income) losses of affiliated companies, net of dividends	46,692	1,732	(15,648)
Cumulative effect of an accounting change	—	2,117	4,713
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	174,679	(63,010)	(22,056)
(Increase) decrease in inventories	36,039	(78,656)	34,128
Increase in film costs	(317,953)	(299,843)	(294,272)
Increase (decrease) in notes and accounts payable, trade	(58,384)	93,950	31,473
Increase (decrease) in accrued income and other taxes	14,637	(46,067)	3
Increase in future insurance policy benefits and other	233,992	264,216	144,143
Increase in deferred insurance acquisition costs	(66,091)	(71,219)	(65,051)
(Increase) decrease in marketable securities held in the financial service business for trading purpose	—	369	(28,524)
(Increase) decrease in other current assets	29,095	(34,991)	(29,699)
Increase in other current liabilities	26,205	44,772	46,545
Other	24,950	22,250	64,898

Net cash provided by operating activities	853,788	632,635	646,997

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Cash flows from investing activities:
Payments for purchases of fixed assets	(275,285)	(427,344)	(453,445)
Proceeds from sales of fixed assets	25,711	33,987	34,184
Payments for investments and advances by financial service business	(1,012,508)	(1,167,945)	(1,309,092)
Payments for investments and advances (other than financial service business)	(123,839)	(33,329)	(158,151)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	529,395	791,188	923,593
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	148,977	35,521	25,849
Other	1,124	6,130	5,890

Net cash used in investing activities	(706,425)	(761,792)	(931,172)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	12,323	267,864	57,232
Payments of long-term debt	(238,144)	(32,042)	(94,862)
Increase (decrease) in short-term borrowings	(7,970)	(57,708)	11,397
Increase in deposits from customers in the financial service business	142,023	129,874	294,352
Increase (decrease) in call money and bills sold in the banking business	24,700	30,300	(40,400)
Dividends paid	(22,871)	(23,106)	(22,978)
Other	(3,195)	(1,899)	436

Net cash provided by (used in) financing activities	(93,134)	313,283	205,177

Effect of exchange rate changes on cash and cash equivalents	(24,971)	(47,973)	8,890

Net increase (decrease) in cash and cash equivalents	29,258	136,153	(70,108)
Cash and cash equivalents at beginning of the fiscal year	683,800	713,058	849,211

Cash and cash equivalents at end of the fiscal year	713,058	849,211	779,103

Supplemental data:
Cash paid during the year for —
Income taxes	171,531	114,781	65,477
Interest	22,216	22,571	18,187

Non-cash investing and financing activities —
Conversion of convertible bonds	344	7,977	282,744
Obtaining assets by entering into capital lease	9,034	18,298	19,049
Contribution of Net assets into the Joint Venture with Bertelsmann AG	—	—	9,402

The accompanying notes are an integral part of these statements..

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Year Ended March 31

					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

	(Yen in millions)
Balance at March 31, 2002	3,917	472,189	968,223	1,209,262	(275,593)	(7,588)	2,370,410
Conversion of convertible bonds		172	172				344
Stock issued under exchange offering			15,791				15,791
Comprehensive income:
Net income				115,519			115,519
Other comprehensive income, net of tax
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period					(9,627)		(9,627)
Less: Reclassification adjustment for gains or losses included in net income					4,288		4,288
Unrealized losses on derivative instruments:
Unrealized holding gains or losses arising during the period					(4,477)		(4,477)
Less: Reclassification adjustment for gains or losses included in net income					395		395
Minimum pension liability adjustment					(110,636)		(110,636)
Foreign currency translation adjustments:
Translation adjustments arising during the period					(83,993)		(83,993)
Less: Reclassification adjustment for losses included in net income					7,665		7,665

Total comprehensive income							(80,866)

Stock issue costs, net of tax				(19)			(19)
Dividends declared				(23,022)			(23,022)
Purchase of treasury stock						(1,817)	(1,817)
Reissuance of treasury stock			10			64	74

Balance at March 31, 2003	3,917	472,361	984,196	1,301,740	(471,978)	(9,341)	2,280,895

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)

	Year Ended March 31

					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

	(Yen in millions)
Balance at March 31, 2003	3,917	472,361	984,196	1,301,740	(471,978)	(9,341)	2,280,895
Conversion of convertible bonds		3,989	3,988				7,977
Stock issued under exchange offering			5,409				5,409

Comprehensive income:
Net income				88,511			88,511
Other comprehensive income, net of tax —
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period					57,971		57,971
Less: Reclassification adjustment for gains or losses included in net income					(5,679)		(5,679)
Unrealized losses on derivative instruments:
Unrealized holding gains or losses arising during the period					7,537		7,537
Less: Reclassification adjustment for gains or losses included in net income					(3,344)		(3,344)
Minimum pension liability adjustment					93,415		93,415
Foreign currency translation adjustments:
Translation adjustments arising during the period					(129,113)		(129,113)
Less: Reclassification adjustment for losses included in net income					1,232		1,232

Total comprehensive income							110,530

Stock issue costs, net of tax				(53)			(53)
Dividends declared				(23,138)			(23,138)
Purchase of treasury stock						(8,523)	(8,523)
Reissuance of treasury stock			(776)			5,681	4,905

Balance at March 31, 2004	3,917	476,350	992,817	1,367,060	(449,959)	(12,183)	2,378,002

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)

	Year Ended March 31

					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

	(Yen in millions)
Balance at March 31, 2004	3,917	476,350	992,817	1,367,060	(449,959)	(12,183)	2,378,002
Exercise of stock acquisition rights		52	53				105
Conversion of convertible bonds		141,390	141,354				282,744
Stock based compensation			340				340

Comprehensive income:
Net income				163,838			163,838
Other comprehensive income, net of tax —
Unrealized gains on securities:
Unrealized holding gains or losses arising during the period					5,643		5,643
Less: Reclassification adjustment for gains or losses included in net income					(12,924)		(12,924)
Unrealized losses on derivative instruments:
Unrealized holding gains or losses arising during the period					(209)		(209)
Less: Reclassification adjustment for gains or losses included in net income					(1,681)		(1,681)
Minimum pension liability adjustment					(769)		(769)
Foreign currency translation adjustments:
Translation adjustments arising during the period					74,224		74,224

Total comprehensive income							228,122

Stock issue costs, net of tax				(541)			(541)
Dividends declared				(24,030)			(24,030)
Purchase of treasury stock						(416)	(416)
Reissuance of treasury stock			(342)	(245)		6,599	6,012

Balance at March 31, 2005	3,917	617,792	1,134,222	1,506,082	(385,675)	(6,000)	2,870,338

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
INDEX TO NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Consolidated Financial Statements

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations
      Sony Corporation and consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony’s principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia. Its electronic products are marketed throughout the world and game products are marketed mainly in Japan, the United States of America and Europe by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video and television product. Sony is also engaged in the development, production, manufacture, and distribution of recorded music, in all commercial formats and music genres. Further, Sony is engaged in various financial service businesses including insurance operations through a Japanese life insurance subsidiary and non-life insurance subsidiaries, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations in Japan. In addition to the above, Sony is engaged in Internet-related businesses, an animation production and marketing business, an imported general merchandise retail business, an IC card business and an advertising agency business in Japan.

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
Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts -
      In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued the Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony’s operating income decreased by 5,156 million yen for the year ended March 31, 2005. Additionally, on April 1, 2004, Sony recorded a 4,713 million yen charge (net of income taxes of 2,675 million yen) as a cumulative effect of an accounting change. In addition, the separate account assets, which are defined by insurance business law in Japan and were previously included in “Securities investments and other” in the consolidated balance sheet, were excluded from the category of separate accounts under the provision of SOP 03-1. Accordingly, the assets previously treated as separate account assets are now treated within general account assets (Note 7).
The Effect of Contingently Convertible Instruments on Diluted Earnings per Share -
      In July 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. In accordance with Statement of

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Financial Accounting Standards (“FAS”) No. 128, “Earnings per Share”, Sony had not previously included in the computation of diluted earnings per share (“EPS”) the number of potential common stock issuable upon the conversion of contingently convertible debt instruments (“Co-Cos”) that had not met the conditions to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the stock acquisition rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the year ended March 31, 2004 were restated respectively. Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the year ended March 31, 2005 were decreased by 7.26 yen and 7.06 yen, respectively, compared to those before adopting EITF Issue No. 04-8.
Employers’ Disclosures about Pensions and Other Postretirement Benefits -
      In December 2003, the Financial Accounting Standards Board (“FASB”) issued FAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“FAS No. 132(R)”), which revised FAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, an amendment of FAS No. 87, “Employers’ Accounting for Pensions”, FAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, and FAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. FAS No. 132(R) revised employers’ disclosures about pension plans and other postretirement benefit plans. It did not change the measurement or recognition of those plans required by FAS No. 87, 88 and 106. While retaining the disclosure requirements of FAS No. 132, FAS No. 132(R) requires additional disclosures about assets, obligations and cash flows. The provisions of FAS No. 132(R) were generally effective for financial statements with fiscal years ending after December 15, 2003, excluding the disclosure of certain information about foreign plans. The information about foreign plans is effective for fiscal years ending after June 15, 2004. In accordance with FAS No. 132(R), Note 14, Pension and severance plans, has been expanded to include the new disclosures.
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
      In December 2003, the FASB issued revised FIN No. 46 (“FIN No. 46R”), which replaced FIN No. 46. Sony early adopted the provisions of FIN No. 46R upon its issuance. The adoption of FIN No. 46R did not have an impact on Sony’s results of operations and financial position or impact the way Sony had previously accounted for VIEs.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(2)     Significant accounting policies:
Basis of consolidation and accounting for investments in affiliated companies -
      The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies generally through 20-50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method. Under the equity method, investments are stated at cost plus/minus Sony’s equity in undistributed earnings or losses. Consolidated net income includes Sony’s equity in current earnings or losses of such companies, after elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other than temporary, the investment is written down to its fair value.
      On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, where the sale of such shares is not part of a broader corporate reorganization and the reacquisition of such shares is not contemplated at the time of issuance, the resulting gains or losses arising from the change in interest are recorded in income for the year the change in interest transaction occurs. If the sale of such shares is part of a broader corporate reorganization, the reacquisition of such shares is contemplated at the time of issuance or realization of such gain is not reasonably assured (i.e., the entity is newly formed, non-operating, a research and development or start-up/development stage entity, or where the entity’s ability to continue in existence is in question), the transaction is accounted for as a capital transaction.
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
Marketable debt and equity securities -
      Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value by a charge to income for other than temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.
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
Property, plant and equipment and depreciation -
      Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is primarily computed on the declining-balance method for Sony Corporation and its Japanese subsidiaries, except for certain semiconductor manufacturing facilities whose depreciation is computed on the straight-line method, and on the straight-line method for its foreign subsidiaries at rates based on estimated useful lives of the assets, principally, ranging from 15 years up to 50 years for buildings and from 2 years up to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      Intangible assets that are determined not to have an indefinite life mainly consist of artist contracts, music catalogs, acquired patent rights and software to be sold, leased or otherwise marketed. Artist contracts and music catalogs are amortized on a straight-line basis over a period of up to 40 years. Acquired patent rights and software to be sold, leased or otherwise marketed are amortized on a straight-line basis over 3 to 10 years.
Accounting for computer software to be sold -
      Sony accounts for software development costs in accordance with FAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”.
      In the Electronics segment, costs related to establishing the technological feasibility of a software product are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized over the estimated economic life of the product, which is generally three years. Sony performs periodic reviews to ensure that unamortized program costs remain recoverable from future revenue.
      In the Game segment, technological feasibility of the underlying software is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established are not material, and accordingly, Sony expenses software development costs for the Game segment as incurred as a part of research and development in cost of sales.
Deferred insurance acquisition costs -
      Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commission, medical examination and inspection report fees. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.
Product warranty -
      Sony provides for the estimated cost of product warranties at the time revenue is recognized by either product category group or individual product. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.
      Certain subsidiaries in the Electronics segment offer extended warranty programs. The consideration received through extended warranty service is deferred and amortized on a straight-line basis over the term of the extended warranty.
Future insurance policy benefits -
      Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the assumptions such as future investment yield, morbidity, mortality and withdrawals. These assumptions are reviewed on a periodic basis. Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional long-duration life and annuity contracts.
Accounting for the impairment of long-lived assets -
      Sony periodically reviews the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicated that the carrying amount may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the assets with their estimated undiscounted future cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during the period. The impairment loss would be calculated as the difference between asset carrying value and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell. Reductions in carrying value are recognized in the period in which the long-lived assets are classified as held for sale.
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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting.
Stock-based compensation -
      Sony applies Accounting Principle Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations in accounting for its stock-based compensation plans and follows the disclosure-only provisions of FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123”. In accordance with APB No. 25, stock-based compensation cost is recognized in income based on the excess, if any, of the quoted market price of the common stock or subsidiary tracking stock of Sony Corporation at the grant date of the award or other measurement date over the stated exercise price of the award. As the exercise prices for Sony’s stock-based compensation plans are generally determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans is not significant. For awards that generate compensation expense as defined under APB No. 25, Sony calculates the amount of compensation expense and recognizes the expense over the vesting period of the award.
      The following table reflects the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123, “Accounting for Stock-Based Compensation”, to its stock-based compensation. See Note 16 for detailed assumptions.

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Income before cumulative effect of an accounting change allocated to common stock:
As reported	115,648	90,756	168,498
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(7,008)	(6,334)	(4,690)

Pro forma	108,640	84,422	163,808

Net income allocated to common stock:
As reported	115,648	88,639	163,785
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(7,008)	(6,334)	(4,690)

Pro forma	108,640	82,305	159,095

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended March 31

	2003	2004	2005

	(Yen)
Income before cumulative effect of an accounting change allocated to common stock:
— Basic EPS:
As reported	125.74	98.26	180.96
Pro forma	118.12	91.40	175.92
— Diluted EPS:
As reported	118.21	89.03	162.59
Pro forma	111.20	82.96	158.10

Net income allocated to common stock:
— Basic EPS:
As reported	125.74	95.97	175.90
Pro forma	118.12	89.11	170.86
— Diluted EPS:
As reported	118.21	87.00	158.07
Pro forma	111.20	80.94	153.58
      Net income and net income per share allocated to the subsidiary tracking stock would not be impacted if Sony had applied the fair value recognition provisions of FAS No. 123.
      As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the year ended March 31, 2004 were restated in the above table.
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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits and other. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial service revenue. Property and casualty insurance policies that the non-life insurance subsidiary writes are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.
Accounting for consideration given to a customer or a reseller -
      In accordance with EITF Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products”, cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, is accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, can reasonably estimate the fair value of this benefit and receives documentation from the reseller to support the amounts spent. Any payments meeting these criteria are treated as selling, general and administrative expenses. For the years ended March 31, 2003, 2004 and 2005, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expense totaled 29,135 million yen, 30,338 million yen and 27,946 million yen, respectively.
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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Selling, general and administrative expenses are expensed as incurred.
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
Shipping and handling costs -
      The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are integral part of producing and distributing the film under SOP 00-2, “Accounting by Producers or Distributors of Films”. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. In addition, amounts paid by customers for shipping and handling costs are included in net sales.
Income taxes -
      The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Sony records a valuation allowances to reduce deferred tax assets to the amount that management believes is more likely than not to be realized. In assessing the likelihood of realization, Sony considers all currently available evidence for future years, both positive and negative, supplemented by information of historical results for each tax filling unit.
Net income per share -
      Sony calculates and presents per share data separately for Sony’s common stock and for the subsidiary tracking stock, based on FAS No. 128. The holders of the subsidiary tracking stock have the right to participate in earnings, together with common stockholders. Accordingly, Sony calculates per share data by the “two-class” method based on FAS No. 128. Under this method, basic net income per share (“EPS”) for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period.
      The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends. As defined by Sony Corporation’s articles of incorporation, the amount distributable to the subsidiary tracking stock holders is based on the declared dividends of the targeted subsidiary, which may only be declared from the amounts available for dividends of the targeted subsidiary. The targeted subsidiary’s earnings available for dividends are, as stipulated by the Japanese Commercial Code, not including those of the targeted subsidiary’s subsidiaries. If the targeted subsidiary has accumulated losses, a change in accumulated losses is also allocated to the subsidiary tracking stock. The subsidiary tracking stock holders’ economic interest is calculated as the number of the subsidiary tracking stock outstanding (3,072,000 shares as of March 31, 2005) divided by the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
number of the targeted subsidiary’s common stock outstanding (235,520 shares as of March 31, 2005), subject to multiplying by the Standard Ratio (tracking stock: subsidiary’s common stock = 1:100, as defined in the articles of incorporation). The earnings allocated to the common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.
      The computation of diluted net income per common stock reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities including the conversion of Co-Cos regardless of whether the conditions to exercise the conversion rights have been met.
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
Accounting for Stock-Based Compensation -
      In December 2004, the FASB issued FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”). This statement requires the use of the fair value based method of accounting for employee stock-based compensation and eliminates the alternative use of the intrinsic value method prescribed by APB No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. Sony has accounted for its employee stock-based compensation in accordance with the provisions prescribed by APB No. 25 and its related interpretations and has disclosed the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation as described above in (2) Significant accounting policies — Stock-based compensation. This statement shall be effective for fiscal years beginning after June 15, 2005, with early adoption during the fiscal years beginning after the date this statement is issued encouraged. The options for transition methods prescribed in FAS No. 123(R) include either the modified prospective or the modified retrospective methods. Sony intends to adopt the modified prospective method of transition, which requires that compensation expense be recorded for all unvested stock acquisition rights as the requisite service is rendered beginning with the first period of adoption. Sony is currently evaluating the impact of adopting this new pronouncement. However, Sony expects that the total expenses to be recorded in the future periods will be consistent with the pro forma information above in (2) Significant accounting policies — Stock-based compensation.
Inventory Costs -
      In November 2004, the FASB issued FAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4”. This statement requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. This statement shall be effective for fiscal years beginning after June 15, 2005, with early adoption during the fiscal years beginning after the date this statement is issued encouraged. The adoption of FAS No. 151 is not expected to have a material impact on Sony’s results of operations and financial position.
Exchanges of Nonmonetary Assets -
      In December 2004, the FASB issued FAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29”. This statement requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. This

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
statement shall be effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005, with early adoption during the fiscal periods beginning after the date this statement is issued encouraged. Sony is currently evaluating the impact of adopting this new pronouncement.

(4)	Reclassifications:
      Certain reclassifications of the financial statements for the years ended March 31, 2003 and 2004 have been made to conform to the presentation for the year ended March 31, 2005.

3.	Inventories
      Inventories comprise the following:

	March 31

	2004	2005

	(Yen in millions)
Finished products	427,877	405,616
Work in process	98,607	93,181
Raw materials, purchased components and supplies	140,023	132,552

	666,507	631,349

4.	Film costs
      Film costs comprise the following:

	March 31

	2004	2005

	(Yen in millions)
Theatrical:
Released (including acquired film libraries)	136,057	119,438
Completed not released	7,946	11,358
In production and development	79,198	118,271
Television licensing:
Released (including acquired film libraries)	33,378	29,894
In production and development	161	0

	256,740	278,961

      Sony estimates that approximately 88% of unamortized costs of released films (excluding amounts allocated to acquired film libraries) at March 31, 2005 will be amortized within the next three years. Approximately 94,790 million yen of released film costs are expected to be amortized during the next twelve months. As of March 31, 2005, unamortized acquired film libraries of approximately 12,371 million yen remained to be amortized on a straight-line basis over an average of the remaining life of 5 years. Approximately 108,833 million yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5.	Related party transactions
      Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
accounted for under the equity method. Such investments include but are not limited to Sony’s interest in Sony Ericsson Mobile Communications, AB (50%), SONY BMG Music Entertainment (“SONY BMG”) (50%), S-LCD Corporation (“S-LCD”) (50% minus 1 share), ST Liquid Crystal Display Corporation (50%), bit Wallet, Inc (34.6%), STAR CHANNEL, INC. (17.8%), and InterTrust Technologies Corporation (49.5%).
      Summarized combined financial information that is based on information provided by equity investees is shown below:

	March 31

	2004	2005

	(Yen in millions)
Current assets	433,154	942,328
Property, plant and equipment	94,130	361,406
Other assets	57,756	250,245

Total assets	585,040	1,553,979

Current liabilities	397,242	876,430
Long-term liabilities	27,639	115,999
Stockholders’ equity	160,159	561,550

Total liabilities and stockholders’ equity	585,040	1,553,979

Number of companies at end of the fiscal year	66	56

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Sales and revenue	785,697	1,009,005	1,473,273
Gross profit	140,078	231,083	477,796
Net income (loss)	(81,422)	11,323	63,404
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
      In June 2002, Sony completed the partial sale of its equity investment in the Columbia House Company (“CHC”), a 50-50 joint venture between AOL Time Warner Inc. and Sony, to Blackstone Capital Partners III LP (“Blackstone”), an affiliate of The Blackstone Group, a private investment bank. The chairman of The Blackstone Group was also a director of Sony until June 2002. Under the terms of the sale agreement, Sony received cash proceeds of 17,839 million yen and a subordinated note receivable from Columbia House Holdings, Inc., a majority owned subsidiary of Blackstone, with a face amount of 7,827 million yen. The sale resulted in a gain of 1,324 million yen. As of March 31, 2005, Sony still had a 7.5% ownership interest in CHC, which was accounted for as a cost method investment as a result of the partial sale of this investment. In May 2005, an agreement was reached between Blackstone and a third party for the sale of CHC to the third party. As part of this transaction, Sony has also agreed to sell its remaining ownership interest in CHC and settle the outstanding subordinated note receivable.
      In September 2002, Sony completed the sale of its equity interest in Sony Tektronix Inc., which resulted in a gain of 3,090 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In January 2003, Sony acquired a 49.5% interest in InterTrust Technologies Corporation for 23,076 million yen.
      In May 2003, Sony acquired the remaining 50% interest in American Video Glass Company (“AVGC”) that it did not own from Corning Asahi Corporation. As a result, AVGC is no longer accounted for under the equity method and is now a consolidated subsidiary. The financial position and operating results of AVGC as of and for the years ended March 31, 2004 and 2005 are not included in the above summarized combined financial information.
      Effective July 1, 2003, in accordance with FIN No. 46, Sony consolidated BE-ST Bellevuestrasse Development GmbH & Co. First Real Estate KG, Berlin (“BE-ST”). As a result, BE-ST is no longer accounted for under the equity method (Note 22). The financial position and operating results of BE-ST as of and for the years ended March 31, 2004 and 2005 are not included in the above summarized combined financial information.
      In August 2003, Crosswave Communications Inc. (“CWC”), of which Sony owned approximately a 23.9% interest, commenced reorganization proceedings under the Corporate Reorganization Law of Japan. As a result, Sony no longer has a significant influence on the decision making of CWC. Therefore, CWC is no longer accounted for under the equity method. The financial position and operating results of CWC as of and for the years ended March 31, 2004 and 2005 are not included in the above summarized combined financial information.
      S-LCD, a joint venture with Samsung Electronics Co., LTD focused on manufacturing amorphous TFT panel, was established in April 2004 as a joint venture in which Sony has an ownership interest of 50% minus 1 share. Sony invested 100,073 million yen in S-LCD during the year ended March 31, 2005.
      As of August 1, 2004, Sony combined its recorded music business, except for the operations of its recorded music business in Japan, with the recorded music business of Bertelsmann AG in a joint venture. The newly formed company, known as SONY BMG, is 50% owned by each parent company. As a result, the results of the recorded music business, except for the recorded music business in Japan, are no longer consolidated but are accounted for under the equity method.
      On April 8, 2005, a consortium led by Sony Corporation of America (“SCA”) and its equity partners, Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners, completed the acquisition of Metro-Goldwyn-Mayer Inc. (“MGM”). Under the terms of the acquisition agreement, the aforementioned investor group acquired MGM for $12.00 in cash per MGM share, for a total purchase price of approximately $5.0 billion. As part of this transaction, Sony Pictures Entertainment (“SPE”) will co-finance and produce new motion pictures with MGM as well as distribute MGM’s existing film and television contents through SPE’s global distribution channels. MGM will continue to operate under the Metro-Goldwyn-Mayer name as a private company headquartered in Los Angeles. As part of the acquisition, SCA invested $257 million for 20% of the total equity capital. However, based on the percentage of common stock owned, Sony will record 45% of MGM’s net income (loss) as equity in net income of affiliated companies.
      Affiliated companies accounted for under the equity method with an aggregate carrying amount of 6,081 million yen and 17,676 million yen at March 31, 2004 and 2005, were quoted on established markets at an aggregate value of 37,603 million yen and 95,246 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	March 31

	2004	2005

	(Yen in millions)
Accounts receivable, trade	62,359	50,062

Advances	561	16,756

Accounts payable, trade	13,547	15,225

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Sales	161,983	258,454	256,799

Purchases	102,735	106,100	101,976

      As of April 1, 2004, Sony Corporation made Sony Computer Entertainment Inc. (“SCE”) a wholly-owned subsidiary through a stock for stock exchange pursuant to the provision of Article 358 of the Japanese Commercial Code which does not require the approval of the General Meeting of Shareholders. The stock for stock exchange ratio was determined based on the estimated equity values of SCE and Sony on a consolidated basis. Through the stock for stock exchange, Sony Corporation provided 1,000,000 shares of its common stock to an Executive Deputy President, Corporate Executive Officer of Sony Corporation who had owned 100 shares of SCE’s common stock. This transaction did not have a material impact on Sony’s results of operations and financial position for the year ended March 31, 2005.
      Dividends from affiliated companies accounted for under the equity method for the years ended March 31, 2003, 2004 and 2005 were 2,002 million yen, 3,446 million yen and 13,391 million yen, respectively.

6.	Accounts receivable securitization programs
      In the United States of America, Sony has set up an accounts receivable securitization program whereby Sony can sell interests in up to 53,500 million yen of eligible trade accounts receivable, as defined. Through this program, Sony can securitize and sell a percentage of an undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by a bank. Sony can sell receivables in which the agreed upon original due dates are no more than 90 days after the invoice dates. The value assigned to undivided interests retained in securitized trade receivables is based on the relative fair values of the interest retained and sold in the securitization. Sony has assumed that the fair value of the retained interest is equivalent to its carrying value as the receivables are short-term in nature, high quality and have appropriate reserves for bad debt incidence. These securitization transactions are accounted for as a sale in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, because Sony has relinquished control of the receivables. During the period from April 2004 to January 2005, Sony sold a total of 80,250 million yen of accounts receivable under this program. There were no outstanding amounts due at March 31, 2005 relating to the existing undivided interests in the pool of receivables that had been sold. Losses from these transactions were insignificant. This program was terminated in May 2005.
      In Japan, Sony set up several accounts receivable sales programs whereby Sony can sell up to 47,500 million yen of eligible trade accounts receivable. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. These transactions are accounted

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
for as sales in accordance with FAS No. 140, because Sony has relinquished control of the receivables. The initial sale of the receivables was in March 2005 in which Sony sold a total of 10,041 million yen. Losses from these transactions were insignificant. Although Sony continues servicing the sold receivables, no servicing liabilities are recorded because costs for collection of the sold receivables are insignificant.

7.	Marketable securities and securities investments and other
      Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	March 31, 2004				March 31, 2005

		Gross	Gross			Gross	Gross
		unrealized	unrealized			unrealized	unrealized
	Cost	gains	losses	Fair value	Cost	gains	losses	Fair value

	(Yen in millions)
Available-for-sale:
Debt securities	1,938,673	55,922	(2,072)	1,992,523	2,090,605	58,161	(2,464)	2,146,302
Equity securities	86,517	63,225	(1,886)	147,856	107,126	49,350	(814)	155,662
Held-to-maturity securities	26,439	381	(28)	26,792	27,431	530	(13)	27,948

Total	2,051,629	119,528	(3,986)	2,167,171	2,225,162	108,041	(3,291)	2,329,912

      At March 31, 2005, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities with maturities of one to ten years.
      Proceeds from sales of available-for-sale securities were 215,554 million yen, 397,817 million yen and 613,035 million yen for the years ended March 31, 2003, 2004 and 2005, respectively. On those sales, gross realized gains computed on the average cost basis were 3,570 million yen, 9,525 million yen and 24,080 million yen and gross realized losses were 3,125 million yen, 1,906 million yen and 5,940 million yen, respectively.
      Marketable securities classified as trading securities at March 31, 2004 and 2005 were 131,044 million yen and 315,946 million yen, respectively, which consist of debt and equity securities including short-term investments in money market funds.
      In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2004 and 2005, were 51,367 million yen and 48,877 million yen, respectively. A non-public equity investment is valued at cost as fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other than temporary, the impairment of the investment is recognized and the carrying value is reduced to its fair value.
      Securities investments and other as of March 31, 2004 also included separate account assets (Note 10) in the life insurance business, which were carried at fair value and excluded from the above table as gains or losses accrue directly to policyholders. As a result of the adoption of SOP 03-1, the separate account assets, which are defined by insurance business law in Japan and were previously included in “Securities investments and other” on the consolidated balance sheet, were excluded from the category of separate accounts under the provision of SOP 03-1. Accordingly, the assets previously treated as separate account assets are now treated within general account assets. On April 1, 2004, assets of 164,461 million yen were reclassified from “Securities investments and other” to each respective account by nature including “Marketable securities”

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and “Cash and cash equivalents”. Of the total, 154,528 million yen was reclassified to “Marketable securities”.
      The net change in the unrealized gains or losses on trading securities that has been included in earnings during the years ended March 31, 2003 and 2004 was insignificant. For the year ended March 31, 2005, Sony booked 12,631 million yen of net unrealized gain on trading securities which is mainly derived from the general accounts in the life insurance business reclassified from the separate accounts as explained above.
      The following table presents the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2005.

	Less than 12 Months		12 months or more		Total

		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses

	(Yen in millions)
Available-for-sale:
Debt securities	242,388	(2,044)	41,523	(420)	283,911	(2,464)
Equity securities	11,010	(457)	1,225	(357)	12,235	(814)
Held-to-maturity securities	239	(0)	660	(13)	899	(13)

Total	253,637	(2,501)	43,408	(790)	297,045	(3,291)

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
      At March 31, 2005, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8.	Leased assets
      Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets.
      An analysis of leased assets under capital leases is as follows:

	March 31

Class of property	2004	2005

	(Yen in millions)
Land	174	181
Buildings	12,421	11,089
Machinery, equipment and others	36,907	33,747
Accumulated depreciation	(19,385)	(18,509)

	30,117	26,508

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2005:

Yen in
millions

Year ending March 31:
2006	15,211
2007	11,062
2008	8,895
2009	10,873
2010	3,001
Later years	5,428

Total minimum lease payments	54,470
Less — Amount representing interest	14,169

Present value of net minimum lease payments	40,301
Less — Current obligations	11,713

Long-term capital lease obligations	28,588

      Minimum lease payments have not been reduced by minimum sublease income of 11,480 million yen due in the future under noncancelable subleases.
      Minimum rental expenses under operating leases for the years ended March 31, 2003, 2004 and 2005 were 94,364 million yen, 92,649 million yen and 81,391 million yen, respectively. Sublease rentals received under operating leases for the years ended March 31, 2003, 2004 and 2005 were 6,240 million yen, 2,923 million yen and 1,933 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases as of March 31, 2005 were 14,954 million yen. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2005 are as follows:

Yen in
millions

Year ending March 31:
2006	38,182
2007	30,568
2008	22,993
2009	14,060
2010	10,496
Later years	53,652

Total minimum future rentals	169,951

9.	Goodwill and intangible assets
      Intangible assets acquired during the year ended March 31, 2005 totaled 22,844 million yen, which are subject to amortization and primarily consist of acquired patent rights of 6,673 million yen and software to be sold, leased or otherwise marketed of 11,546 million yen. The weighted average amortization period for acquired patent rights and software to be sold, leased or otherwise marketed is 8 years and 3 years, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Intangible assets subject to amortization comprise the following:

	March 31

	2004		2005

	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization

	(Yen in millions)
Artist contracts	80,675	(68,300)	15,218	(11,094)
Music catalog	109,795	(47,610)	65,674	(19,641)
Acquired patent rights	52,996	(23,172)	55,173	(26,139)
Software to be sold, leased or otherwise marketed	31,983	(13,577)	31,907	(16,181)
Other	55,048	(27,422)	27,648	(11,625)

Total	330,497	(180,081)	195,620	(84,680)

      The aggregate amortization expenses for intangible assets for the years ended March 31, 2003, 2004 and 2005 was 27,871 million yen, 28,866 million yen and 24,993 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Yen in
millions

Year ending March 31,
2006	22,650
2007	18,287
2008	12,202
2009	10,623
2010	8,874
      Total carrying amount of intangible assets having an indefinite life comprise the following:

	March 31

	2004	2005

	(Yen in millions)
Trademarks	57,384	57,195
Distribution agreement	18,834	18,848

	76,218	76,043

      In addition to the amortizable and indefinite-lived intangible assets shown in the above tables, intangible assets at March 31, 2004 and 2005 also include unrecognized prior service costs totaling 21,376 million yen and 41 million yen, respectively, which were recorded under FAS No. 87 as discussed in Note 14.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2004 and 2005 are as follows:

					Financial
	Electronics	Game	Music	Pictures	Services	Other	Total

	(Yen in millions)
Balance at March 31, 2003	53,179	110,606	46,021	78,697	—	1,624	290,127
Goodwill acquired during year	5,634	—	76	1,666	—	534	7,910
Impairment losses	(6,049)	—	—	—	—	—	(6,049)
Other *	(528)	(244)	(3,771)	(9,574)	—	(1)	(14,118)

Balance at March 31, 2004	52,236	110,362	42,326	70,789	—	2,157	277,870
Reallocated from Music segment to Electronics segment	12,329	—	(12,329)	—	—	—	—
Goodwill acquired during year	5,872	4,349	52	5,868	441	2,069	18,651
Goodwill contributed to the Joint Venture with Bertelsmann AG	—	—	(15,626)	—	—	—	(15,626)
Other *	378	29	1,281	1,277	—	63	3,028

Balance at March 31, 2005	70,815	114,740	15,704	77,934	441	4,289	283,923

*	Other consists of translation adjustments and reclassification to/from other accounts.
      During the year ended March 31, 2004, Sony performed the annual impairment test for goodwill and recorded an impairment loss of 6,049 million yen in the Electronics segment. This impairment charge reflected the overall decline in the fair value of a subsidiary within the Electronics segment. The fair value of that reporting unit was estimated principally using the expected present value of future cash flows.
      As discussed in Notes 5 and 24, as of August 1, 2004, Sony and Bertelsmann AG combined their recorded music business in a joint venture. In connection with the establishment of the joint venture, assets contributed by Sony included 15,626 million yen of goodwill. In addition, the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the Electronics segment and accordingly, Sony reallocated 12,329 million yen of goodwill relating to the non-Japan based disc manufacturing and physical distribution business from the Music segment to the Electronics segment.

10.	Insurance-related accounts
      Sony’s life and non-life insurance subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.
      Those differences are mainly that insurance acquisition costs for life and non-life insurance are charged to income when incurred in Japan whereas in the United States of America those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect such items in accordance with U.S. GAAP.
      The amounts of statutory net equity of the subsidiaries as of March 31, 2004 and 2005 were 146,540 million yen and 153,228 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Insurance policies:
      Life insurance policies that the life insurance subsidiary writes, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the years ended March 31, 2003, 2004 and 2005 were 450,363 million yen, 437,835 million yen and 426,774 million yen, respectively. Property and casualty insurance policies that the non-life insurance subsidiary writes are primarily automotive insurance contracts which are categorized as short-duration contracts. The non-life insurance revenues for the years ended March 31, 2003, 2004 and 2005 were 21,269 million yen, 28,371 million yen and 35,454 million yen, respectively.

(2)	Deferred insurance acquisition costs:
      Insurance acquisition costs, including such items as commission, medical examination and inspection report fees, that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits. Amortization charged to income for the years ended March 31, 2003, 2004 and 2005 amounted to 44,578 million yen, 50,492 million yen and 47,120 million yen, respectively.

(3)	Future insurance policy benefits:
      Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, morbidity, mortality and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 1.30% to 5.20%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. At March 31, 2004 and 2005, future insurance policy benefits amounted to 1,605,178 million yen and 1,782,850 million yen, respectively.

(4)	Separate account assets:
      Separate account assets are funds on which investment income and gains or losses accrue directly to policyholders. Separate account assets are legally segregated. They are not subject to the claims that may arise out of any other business of a life insurance subsidiary. As described in Note 2, the AcSEC issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. As a result of the adoption of SOP 03-1 on April 1, 2004, the separate account assets, which are defined by insurance business law in Japan and were previously included in “Securities investments and other” (Note 7) in the consolidated balance sheet, were excluded from the category of separate accounts under the provision of SOP 03-1. Accordingly, the assets previously treated as separate account assets are now treated within general account assets. The related liabilities are treated as policyholders’ account and included in future insurance policy benefits and other in the consolidated balance sheet. Fees earned for administrative and contract-holder services performed for the separate accounts are recognized as financial service revenue.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Short-term borrowings and long-term debt
      Short-term borrowings comprise the following:

	March 31

	2004	2005

	(Yen in millions)
Unsecured loans, principally from banks:
with weighted-average interest rate of 1.80%	26,260
with weighted-average interest rate of 2.79%		38,796
Secured call money:
with weighted-average interest rate of 0.01%	65,000	—
Secured bills sold:
with weighted-average interest rate of 0.00%	—	24,600

	91,260	63,396

      At March 31, 2005, marketable securities and securities investments with a book value of 27,433 million yen were pledged as collateral for bills sold by a Japanese bank subsidiary.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Long-term debt comprises the following:

	March 31

	2004	2005

	(Yen in millions)
Secured loans, representing obligations to banks:
Due 2004 to 2008 with interest ranging from 2.20% to 3.73% per annum	58,786
Due 2005 to 2008 with interest of 2.20% per annum		1,122
Unsecured loans, representing obligations principally to banks:
Due 2004 to 2017 with interest ranging from 1.77% to 5.89% per annum	77,646
Due 2005 to 2017 with interest ranging from 0.23% to 5.89% per annum		113,436
Medium-term notes of consolidated subsidiaries:
Due 2004 to 2006 with interest ranging from 1.09% to 4.95% per annum	60,537
Due 2006 with interest ranging from 2.78% to 4.95% per annum		58,755
Unsecured 1.4% convertible bonds, due 2005, convertible at 3,995.5 yen for one common share, redeemable before due date	287,753	—
Unsecured zero coupon convertible bonds, due 2008, convertible currently at 5,605 yen for one common share, redeemable before due date	250,000	250,000
Unsecured 0.03% bonds, due 2004 with detachable warrants, net of unamortized discount	3,981	—
Unsecured 0.1% bonds, due 2005 with detachable warrants, net of unamortized discount	3,924	3,981
Unsecured 1.55% bonds, due 2006 with detachable warrants	12,000	12,000
Unsecured 0.9% bonds, due 2007 with detachable warrants	7,300	7,300
Unsecured 0.9% bonds, due 2007 with detachable warrants of subsidiary tracking stock	150	150
Unsecured 1.42% bonds, due 2005, net of unamortized discount	99,994	99,998
Unsecured 0.64% bonds, due 2006, net of unamortized discount	99,994	99,996
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,981	49,984
Unsecured 1.52% bonds, due 2011, net of unamortized discount	49,996	49,997
Unsecured 2.0% bonds, due 2005	15,000	15,000
Unsecured 1.99% bonds, due 2007	15,000	15,000
Unsecured 2.35% bonds, due 2010	4,900	4,900
Capital lease obligations:
Due 2004 to 2014 with interest ranging from 2.15% to 30.00% per annum	42,689
Due 2005 to 2019 with interest ranging from 1.55% to 30.00% per annum		40,301
Guarantee deposits received	21,775	23,942

	1,161,406	845,862
Less — Portion due within one year	383,757	166,870

	777,649	678,992

      At March 31, 2005, machinery and equipment with a book value of 4,502 million yen were pledged as collateral for secured loans, representing obligations to banks.
      There are no adverse debt covenants or cross-default provisions relating to Sony’s borrowings.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of the exercise rights of the detachable warrants as of March 31, 2005 is as follows:

		Exercise	Number of shares per
Issued on	Exercisable during	price	warrant	Status of exercise

		(Yen)
August 23, 1999	September 1, 2000 through August 22, 2005	7,167	279 shares of common stock of Sony Corporation	2,000 warrants outstanding

October 19, 2000	November 1, 2001 through October 18, 2006	12,457	100 shares of common stock of Sony Corporation	9,600 warrants outstanding

December 21, 2001	January 6, 2003 through December 20, 2007	6,039	100 shares of common stock of Sony Corporation	11,534 warrants outstanding

December 21, 2001	June 20, 2002 through June 20, 2007	3,300	75 shares of subsidiary tracking stock	600 warrants outstanding
      Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Year ending March 31	Yen in millions

2006	166,870
2007	178,117
2008	32,059
2009	282,430
2010	2,909
At March 31, 2005, Sony had unused committed lines of credit amounting to 863,956 million yen and can generally borrow up to 90 days from the banks with whom Sony has committed line contracts. Furthermore, Sony has Commercial Paper Programs, the size of which was 1,251,450 million yen. There was no commercial paper outstanding at March 31, 2005. Under those programs, Sony can issue commercial paper for the period generally not in excess of 270 days up to the size of the programs. In addition, Sony has Medium Term Notes programs, the size of which was 536,750 million yen. At March 31, 2005, the total outstanding balance of Medium Term Notes was 58,755 million yen.

12.	Deposits from customers in the banking business
      All deposits from customers in the banking business are interest bearing deposits and are owned by a Japanese bank subsidiary which was established as an Online Internet bank for individuals. At March 31, 2004 and 2005, the balance of time deposits issued in amounts of 10 million yen or more were 55,164 million yen and 67,387 million yen, respectively.
      At March 31, 2005, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year include 25,697 million yen and 23,910 million yen for the years ending March 31, 2007 and 2008, respectively. There are no deposits having a maturity date after March 31, 2008.

13.	Financial instruments
(1) Derivative instruments and hedging activities:
      Sony has certain financial instruments including financial assets and liabilities incurred in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate and currency swap agreements. Foreign exchange forward contracts and foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. Interest rate and currency swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in the fair value. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. Although Sony may be exposed to losses in the event of nonperformance by counterparties or unfavorable interest and currency rate movements, it does not anticipate significant losses due to the nature of Sony’s counterparties or the hedging arrangements. These derivatives generally mature or expire within 5 months after the balance sheet date. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives utilized for portfolio investments such as interest rate swap agreements and interest rate future contracts in the Financial Services segment. These derivative transactions utilized for portfolio investments in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.
      Derivative financial instruments held by Sony are classified and accounted for as described below pursuant to FAS No. 133.
Fair value hedges
      The derivatives designated as fair value hedges include interest rate and currency swap agreements.
      Both the derivatives designated as fair value hedges and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income.
      The amount of ineffectiveness of these fair value hedges, that was reflected in earnings, was not material for the years ended March 31, 2003, 2004 and 2005. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.
Cash flow hedges
      The derivatives designated as cash flow hedges include foreign exchange forward contracts, foreign currency option contracts and interest rate and currency swap agreements.
      Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. For the years ended March 31, 2003 and 2004, these cash flow hedges were fully effective. For the year ended March 31, 2005, the amount of ineffectiveness of these cash flow hedges that was reflected in earnings was not material. In addition, there were no amounts excluded from the assessment of hedge effectiveness of cash flow hedges. At March 31, 2005, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of 2,490 million yen. Within the next twelve months, 1,615 million yen is expected to be reclassified from equity into earnings as loss. For the year ended March 31, 2005, there were no forecasted transactions that failed to occur which resulted in the discontinuance of cash flow hedges.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.
      Any other interest rate and currency swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate and foreign currency dominated intercompany debt, are marked-to-market with changes in value recognized in other income and expenses.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Interest rate future contracts
      Certain subsidiaries in the Financial Services segment have interest rate future contracts as part of portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.
Embedded derivatives
      Changes in the fair value of embedded derivatives that must be separated from the host contracts and accounted for as derivative instruments under FAS No. 133 are recognized in income. For example, the convertible rights included in convertible bonds held by Sony’s life insurance subsidiary, which are classified as available-for-sale debt securities, are considered embedded derivatives and are marked-to-market with changes in value recognized in financial service revenue.

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

	March 31

	2004			2005

	Notional	Carrying	Estimated	Notional	Carrying	Estimated
	amount	amount	fair value	amount	amount	fair value

	(Yen in millions)
Long-term debt including the current portion	—	(1,161,406)	(1,235,669)	—	(845,862)	(856,321)
Foreign exchange forward contracts	1,348,157	(994)	(994)	1,545,814	(55)	(55)
Currency option contracts purchased	375,582	10,781	10,781	428,261	1,646	1,646
Currency option contracts written	124,925	(1,000)	(1,000)	146,506	(3,390)	(3,390)
Interest rate swap agreements	218,101	(4,229)	(4,229)	171,133	(4,417)	(4,417)
Interest rate and currency swap agreements	8,574	384	384	5,734	131	131
Interest rate future contracts	17,007	(9)	(9)	136,470	(92)	(92)
Embedded derivatives	421,416	12,885	12,885	405,756	11,894	11,894
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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Derivative financial instruments
      The fair values of foreign exchange forward contracts and foreign currency option contracts were estimated based on market quotations. The fair values of interest rate and currency swap agreements were estimated based on the discounted amounts of future net cash flows. The fair values of convertible rights, which were a majority of embedded derivatives, were estimated based on the market price of stock which will be acquired by the exercise of these rights.

14.	Pension and severance plans
      Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. For employees voluntarily retiring, payments are determined based on current rates of pay and lengths of service. In calculating the payments for employees involuntarily retiring, including employees retiring due to meeting mandatory retirement age requirements, Sony may grant additional benefits.
      In July, 2004, Sony Corporation and certain of its subsidiaries amended their pension plans and introduced a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan the amount of payment is determined based on sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring. As a result of the plan amendment, the projected benefit obligation was decreased by 120,873 million yen.
      Sony Corporation and most of its subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension plans cover a substitutional portion of the governmental welfare pension program, under which the contributions are made by the companies and their employees, and an additional portion representing the substituted noncontributory pension plans. Under the contributory pension plans, the defined benefits representing the noncontributory portion of the plans, in general, cover 65% of the indemnities under existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are payable at the option of the retiring employee either in a lump-sum amount or monthly pension payments. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.
      In June 2001, the Japanese Government issued the Defined Benefit Corporate Pension Plan Act which permits each employer and employees’ pension fund plan to separate the substitutional portion from its employees’ pension fund and transfer the obligation and related assets to the government. In July, 2004, in accordance with the law, the Japanese Government approved applications submitted by Sony Corporation and most of its subsidiaries in Japan for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the governmental welfare pension program. In January 2005, the government also approved applications for an exemption from the obligation to pay benefits for past employee services related to the substitutional portion. As of March 31, 2005 the benefit obligation for past employee services related to the substitutional portion and the related government-specified portion of the plan assets have not been transferred to the government.
      EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, requires employers to account for the entire separation process of a substitutional portion from an entire plan upon completion of the transfer of the substitutional portion of the benefit obligation and related plan assets to the government as the culmination of a series of steps in a single settlement transaction. In accordance with EITF Issue No. 03-2, no accounting for the transfer was recorded for the year ended March 31, 2005.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Many of foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which substantially cover all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.
      Sony uses a measurement date of March 31 for substantially all of its pension and severance plans.
      The components of net pension and severance costs, which exclude employee termination benefits paid in restructuring activities, for the years ended March 31, 2003, 2004 and 2005 were as follows:
Japanese plans:

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Service cost	47,884	54,501	31,971
Interest cost	20,857	19,489	21,364
Expected return on plan assets	(25,726)	(22,812)	(16,120)
Amortization of net transition asset	(375)	(375)	(375)
Recognized actuarial loss	20,655	31,019	20,236
Amortization of prior service cost	(939)	(939)	(7,216)
Gains on curtailments and settlements	(1,380)	—	(876)

Net periodic benefit cost	60,976	80,883	48,984

Foreign plans:

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Service cost	13,954	11,252	6,419
Interest cost	8,478	8,566	8,091
Expected return on plan assets	(7,319)	(6,812)	(6,712)
Amortization of net transition asset	(47)	(27)	(18)
Recognized actuarial loss	1,452	1,569	1,637
Amortization of prior service cost	(208)	(117)	(114)
(Gains) losses on curtailments and settlements	(460)	5,574	1,713

Net periodic benefit cost	15,850	20,005	11,016

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The changes in benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans

	March 31		March 31

	2004	2005	2004	2005

	(Yen in millions)		(Yen in millions)
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	1,031,760	993,542	157,580	155,838
Service cost	54,501	31,971	11,252	6,419
Interest cost	19,489	21,364	8,566	8,091
Plan participants’ contributions	5,802	2,111	644	873
Amendments	—	(120,873)	3,900	286
Actuarial (gain) loss	(81,873)	1,641	431	12,210
Foreign currency exchange rate changes	—	—	(17,082)	14,288
Curtailments and settlements	—	(2,988)	(66)	(628)
Benefits paid	(36,137)	(25,042)	(9,387)	(11,639)
Divestiture	—	—	—	(32,140)

Benefit obligation at end of the fiscal year	993,542	901,726	155,838	153,598

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	405,248	513,095	67,937	85,662
Actual return (loss) on plan assets	93,154	(354)	13,065	7,513
Foreign currency exchange rate changes	—	—	(3,420)	3,517
Employer contribution	23,243	34,581	16,475	18,406
Plan participants’ contributions	5,802	2,111	644	873
Curtailments and settlements	—	—	—	(112)
Benefits paid	(14,352)	(14,982)	(9,039)	(11,168)
Divestiture	—	—	—	(12,666)

Fair value of plan assets at end of the fiscal year	513,095	534,451	85,662	92,025

      In connection with the establishment of the SONY BMG joint venture with Bertelsmann AG as discussed in Note 5, Sony transferred 32,140 million yen of its benefit obligation and 12,666 million yen of its plan assets which were included in Sony’s foreign plans to the joint venture.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Japanese plans		Foreign plans

	March 31		March 31

	2004	2005	2004	2005

	(Yen in millions)		(Yen in millions)
Funded status	(480,447)	(367,275)	(70,176)	(61,573)
Unrecognized actuarial loss	328,467	322,237	27,550	37,383
Unrecognized net transition asset	(479)	(104)	211	7
Unrecognized prior service cost	(20,784)	(134,440)	(748)	(501)

Net amount recognized	(173,243)	(179,582)	(43,163)	(24,684)

Amounts recognized in the consolidated balance sheet consist of:
Prepaid benefit cost	—	1,795	2,609	1,351
Accrued pension and severance costs, including current portion	(322,677)	(309,957)	(61,452)	(42,934)
Intangibles	21,263	—	113	41
Accumulated other comprehensive income	128,171	128,580	15,567	16,858

Net amount recognized	(173,243)	(179,582)	(43,163)	(24,684)

The accumulated benefit obligation for all defined benefit pension plan as follows:

	Japanese plans		Foreign plans

	March 31		March 31

	2004	2005	2004	2005

	(Yen in millions)		(Yen in millions)
Accumulated benefit obligation	830,898	835,420	129,879	121,176
      The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans

	March 31		March 31

	2004	2005	2004	2005

	(Yen in millions)		(Yen in millions)
Projected benefit obligations	991,030	898,985	135,459	132,556
Accumulated benefit obligations	830,362	835,420	113,020	115,147
Fair value of plan assets	512,720	533,926	74,167	86,070
      Weighted-average assumptions used to determine benefit obligations as of March 31, 2003, 2004 and 2005 were as follows:
Japanese plans:

	March 31

	2003	2004	2005

Discount rate	1.9%	2.4%	2.3%
Rate of compensation increase	3.0	3.0	3.3

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Foreign plans:

	March 31

	2003	2004	2005

Discount rate	6.3%	5.8%	5.5%
Rate of compensation increase	4.1	4.0	3.3
      Weighted-average assumptions used to determine net pension and severance costs for the years ended March 31, 2003, 2004 and 2005 were as follows:
Japanese plans:

	Year Ended March 31

	2003	2004	2005

Discount rate	2.4%	1.9%	2.4%
Expected return on plan assets	4.0	4.0	3.2
Rate of compensation increase	3.0	3.0	3.3
Foreign plans:

	Year Ended March 31

	2003	2004	2005

Discount rate	6.6%	6.3%	5.8%
Expected return on plan assets	8.1	8.3	7.8
Rate of compensation increase	4.5	4.1	4.0
      As required under FAS No. 87, the assumptions are reviewed in accordance with changes in circumstances.
      To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rate of returns on various categories of plan assets.
      Following FAS132(R), the weighted-average rate of compensation increase is calculated based on the pay-related plans only. The point-based plan discussed above is excluded from the calculation because payments made under the plan are not based on employee compensation.
      Weighted-average pension plan asset allocations based on the fair value of such assets as of March 31, 2004 and 2005 were as follows:
Japanese plans:

	March 31,

	2004	2005

Equity securities	39.0%	28.0%
Debt securities	14.7	34.7
Cash	42.7	33.7
Other	3.6	3.6

Total	100%	100%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Foreign plans:

	March 31,

	2004	2005

Equity securities	63.2%	68.3%
Debt securities	26.6	23.4
Real estate	3.2	4.0
Other	7.0	4.3

Total	100%	100%

      For the pension plans of Sony Corporation and most of its subsidiaries, Sony’s asset investment policy is set so as to compensate the appropriate level for employee’s benefit over the long term.
      For the pension plans of Sony Corporation and most of its subsidiaries in Japan, the target allocation as of March 31, 2005, is, as a result of our Asset Liability management, 34% of public equity, 56% of fixed income securities and 10% of other. When determining an appropriate asset allocation, diversification among assets is duly considered. The actual asset allocation as of March 31, 2005 for Sony’s principal pension plans did not meet the aforementioned target allocation as the Sony Employees’ Pension Fund tentatively held cash to be paid to the Japanese government in relation to the transfer of the substitutional portion of the benefit obligation and the related government-specified portion of the plan assets discussed above. Such transfer is expected to occur in the year ending March 31, 2006.
      Sony makes contributions to its contributory funded defined benefit pension plans as required by government regulation or as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 35 billion yen to the Japanese plans and approximately 6 billion yen to the foreign plans for the year ending March 31, 2006.
      The future benefit payments are expected as follows:

	Japanese plans	Foreign plans

	(Yen in millions)	(Yen in millions)
Year ending March 31,
2006	18,281	5,625
2007	19,734	5,977
2008	22,075	6,308
2009	24,600	6,860
2010	29,475	7,912
2011 — 2015	181,527	51,919

15.	Stockholders’ equity
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
      If any events (as defined in the articles of incorporation) occur, the entire amount of all outstanding shares of the subsidiary tracking stock will be either retired or converted into shares of Sony Corporation’s common stock at the price or rate set forth above. On April 26, 2005, Sony Corporation decided at the Board of Directors to go through procedures for the initial public offering of SCN. If the listing of SCN common stock is approved by the stock exchange, subject to required procedures, all of the subsidiary tracking stock will be compulsorily terminated pursuant to the articles of incorporation. The method of such termination will

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
be one of the following: 1) compulsory retirement in cash, 2) compulsory conversion to common stock of Sony Corporation, or 3) compulsory exchange with common stock of SCN.
      The number of shares of the subsidiary tracking stock issued and outstanding at March 31, 2005 was 3,072,000. At March 31, 2005, 136,454 shares of the subsidiary tracking stock would be issued upon exercise of warrants and stock acquisition rights outstanding.

(2)	Common stock:
      Changes in the number of shares of common stock issued and outstanding during the years ended March 31, 2003, 2004 and 2005 have resulted from the following:

Number of shares

Balance at March 31, 2002	919,744,355
Conversion of convertible bonds	138,330
Stock issued under exchange offering	2,502,491

Balance at March 31, 2003	922,385,176
Conversion of convertible bonds	2,944,800
Stock issued under exchange offering	1,088,304

Balance at March 31, 2004	926,418,280
Conversion of convertible bonds	70,765,533
Exercise of stock acquisition rights	27,400

Balance at March 31, 2005	997,211,213

      At March 31, 2005, 55,609,085 shares of common stock would be issued upon conversion or exercise of all convertible bonds, warrants and stock acquisition rights outstanding.
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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Following the amendments to the Japanese Commercial Code enacted on April 1, 2002, purchase by Sony Corporation of its own shares was subject to the prior approval of shareholders at the Ordinary General Meeting of Shareholders, which included the maximum number of shares and the maximum total amount to be purchased for each class of stock. Once such approval of shareholders was obtained, Sony Corporation could purchase its own shares at any time during the period up to the conclusion of the next Ordinary General Meeting of Shareholders.
      The Ordinary General Meeting of Shareholders held on June 20, 2002 approved that Sony Corporation acquire up to a total not exceeding 90 million yen outstanding shares of its common stock at an amount in total not exceeding 650 billion yen and a total not exceeding 300 thousand outstanding shares of the subsidiary tracking stock at an amount in total not exceeding 1 billion yen until the conclusion of the General Meeting of Shareholders held for the year ended March 31, 2003. As a result, no common stock and subsidiary tracking stock had been acquired under this approval.
      The Ordinary General Meeting of Shareholders held on June 20, 2003 approved that Sony Corporation acquire up to a total not exceeding 90 million yen outstanding shares of its common stock at an amount in total not exceeding 400 billion yen and a total not exceeding 300 thousand outstanding shares of the subsidiary tracking stock at an amount in total not exceeding 1 billion yen. As a result, Sony Corporation had acquired 2 million outstanding shares of its common stock at an amount in 8,200 million yen. No subsidiary tracking stock had been acquired under this approval.
      The Ordinary General Meeting of Shareholders held on June 22, 2004 approved to amend the articles of incorporation that Sony Corporation may purchase its own shares by a resolution of the Board of Directors, in accordance with the amendments to the Japanese Commercial Code enacted on September 25, 2003. With the amendment of the articles of incorporation, Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders. No common stock and subsidiary tracking stock had been acquired by the resolution of the Board of Directors during the year ended March 31, 2005.

(3)	Retained earnings:
      The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2005 was 557,856 million yen. The appropriation of retained earnings for the year ended March 31, 2005 including cash dividends for the six-month period ended March 31, 2005 has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on May 16, 2005 and was then recorded in the statutory books of account, in accordance with the Japanese Commercial Code.
      Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 2,261 million yen and 2,724 million yen at March 31, 2004 and 2005, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	Other comprehensive income:
      Other comprehensive income for the years ended March 31, 2003, 2004 and 2005 were as follows:

	Pre-tax	Tax	Net-of-tax
	amount	expense	amount

	(Yen in millions)
For the year ended March 31, 2003:
Unrealized gains on securities —
Unrealized holding gains (losses) arising during the period	(18,575)	8,948	(9,627)
Less: Reclassification adjustment for gains (losses) included in net income	3,421	867	4,288
Unrealized losses on derivative instruments —
Unrealized holding gains (losses) arising during the period	(6,268)	1,791	(4,477)
Less: Reclassification adjustment for gains (losses) included in net income	682	(287)	395
Minimum pension liability adjustment	(181,725)	71,089	(110,636)
Foreign currency translation adjustments —
Translation adjustments arising during the period	(87,103)	3,110	(83,993)
Less: Reclassification adjustment for losses included in net income	7,665	—	7,665

Other comprehensive income	(281,903)	85,518	(196,385)

For the year ended March 31, 2004:
Unrealized gains on securities —
Unrealized holding gains (losses) arising during the period	89,861	(31,890)	57,971
Less: Reclassification adjustment for gains (losses) included in net income	(7,371)	1,692	(5,679)
Unrealized losses on derivative instruments —
Unrealized holding gains (losses) arising during the period	11,586	(4,049)	7,537
Less: Reclassification adjustment for gains (losses) included in net income	(5,961)	2,617	(3,344)
Minimum pension liability adjustment	162,408	(68,993)	93,415
Foreign currency translation adjustments —
Translation adjustments arising during the period	(134,312)	5,199	(129,113)
Less: Reclassification adjustment for losses included in net income	1,232	—	1,232

Other comprehensive income	117,443	(95,424)	22,019

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pre-tax	Tax	Net-of-tax
	amount	expense	amount

	(Yen in millions)
For the year ended March 31, 2005:
Unrealized gains on securities —
Unrealized holding gains (losses) arising during the period	7,184	(1,541)	5,643
Less: Reclassification adjustment for gains (losses) included in net income	(18,140)	5,216	(12,924)
Unrealized losses on derivative instruments —
Unrealized holding gains (losses) arising during the period	(2,015)	1,806	(209)
Less: Reclassification adjustment for gains (losses) included in net income	(2,848)	1,167	(1,681)
Minimum pension liability adjustment	(1,700)	931	(769)
Foreign currency translation adjustments —
Translation adjustments arising during the period	76,585	(2,361)	74,224

Other comprehensive income	59,066	5,218	64,284

      During the years ended March 31, 2003 and 2004, 7,665 million yen and 1,232 million yen of foreign currency translation adjustments were transferred respectively from other comprehensive income and charged to income as a result of the liquidation of certain foreign subsidiaries.
      As discussed in Note 5, as of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of the joint venture, the minimum pension liability attributable to employees who were transferred to SONY BMG totaling 6,053 million yen was transferred from other comprehensive income to the carrying value of Sony’s investment in SONY BMG.

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
      Sony has an equity-based compensation plan for selected executives of Sony’s United States of America subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds which have characteristics similar to that of an option plan. Each convertible bond can be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant. The convertible bonds vest ratably over a three-year period and are exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a non-interest bearing employee loan and a right

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of offset exists between the convertible bonds and the employee loans, no accounting recognition was given to either the convertible bonds or the employee loans in Sony’s consolidated balance sheet.

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
      Presented below is a summary of the activities regarding common stock warrant, convertible bond and stock acquisition rights plans for the years shown:

	Year Ended March 31

	2003		2004		2005

		Weighted-		Weighted-		Weighted-
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	Shares	price	Shares	price	Shares	price

		(Yen)		(Yen)		(Yen)
Outstanding at beginning of the fiscal year	5,853,892	8,648	9,640,892	7,832	11,705,592	6,082
Granted	3,874,100	5,313	2,621,400	5,017	2,433,600	3,996
Exercised	—	—	—	—	(27,400)	3,896
Forfeited	(87,100)	8,306	(556,700)	6,760	(998,592)	5,923

Outstanding at end of the fiscal year	9,640,892	7,832	11,705,592	6,082	13,113,200	5,754

Exercisable at end of the fiscal year	4,314,292	9,773	5,853,892	7,522	7,223,600	6,994

      A summary of common stock warrants, convertible bond options and stock acquisition rights outstanding and exercisable at March 31, 2005 is as follows:

	Outstanding			Exercisable

		Weighted-	Weighted-		Weighted-
Exercise price	Number of	average	average	Number of	average
range	Shares	exercise price	remaining life	Shares	exercise price

(Yen)		(Yen)	(Years)		(Yen)
3,782~7,000	10,497,600	4,680	8.24	4,608,000	5,250
7,001~13,202	2,615,600	10,065	3.14	2,615,600	10,065

3,782~13,202	13,113,200	5,754	7.22	7,223,600	6,994

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of subsidiary tracking stock warrants and stock acquisition rights outstanding and exercisable at March 31, 2005 is as follows:

	Outstanding			Exercisable

		Weighted-	Weighted-		Weighted-
Exercise price	Number of	average	average	Number of	average
range	Shares	exercise price	remaining life	Shares	exercise price

(Yen)		(Yen)	(Years)		(Yen)
815~3,300	181,500	1,591	7.22	90,300	2,118
      As the exercise prices for the warrant, convertible bond and stock acquisition rights plans were determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans was not significant for the years ended March 31, 2003, 2004 and 2005.
      As a result of the establishment of the joint venture between Sony’s recorded music business with the recorded music business of Bertelsmann AG (Note 5), employees of Sony’s recorded music business who were granted options under the convertible bond and stock acquisition rights plans prior to the establishment of the joint venture are no longer considered employees of Sony under FAS No. 123 as these individual are now employees of SONY BMG which is accounted for under the equity method. As a result, a compensation charge of 340 million yen was recorded based on the fair value method of accounting for stock-based compensation using the Black-Scholes model. The fair value of the options as of August 1, 2004, the date on which the joint venture was established, was 538 million yen and is being recognized into income over the remaining vesting period of the options.
      The weighted-average fair value per share at the date of grant of common stock warrants, convertible bond options and stock acquisition rights granted during the years ended March 31, 2003, 2004 and 2005 were 2,063, 1,413 and 1,085, respectively. The fair value of common stock warrants, convertible bond options and stock acquisition rights granted on the date of grant, which is amortized to expense over the vesting period in determining the pro forma impact, is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended March 31

Weighted-average assumptions	2003	2004	2005

Risk-free interest rate	2.76%	2.18%	2.04%
Expected lives	4.23 years	3.67 years	3.54 years
Expected volatility	47.33%	42.83%	35.56%
Expected dividend	0.47%	0.57%	0.62%

(4)	SAR plan:
      Sony granted stock appreciation rights (“SARs”) in Japan, Europe and the United States of America for selected employees. Under the terms of these plans, employees on exercise receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the SARs. The SARs generally vest ratably over a period of three years, and are generally exercisable up to six to ten years from the date of grant. Sony holds treasury stock for the SAR plan in Japan to minimize cash flow exposure associated with the SARs. In addition, Sony uses various strategies to minimize the compensation expense associated with the SAR plans in the United States of America and Europe.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The status of the SAR plans is summarized as follows:

	Year Ended March 31

	2003		2004		2005

		Weighted-		Weighted-		Weighted-
	Number of	average	Number of	average	Number of	average
	SARs	exercise price	SARs	exercise price	SARs	exercise price

		(Yen)		(Yen)		(Yen)
Outstanding at beginning of the fiscal year	2,410,394	6,644	2,343,028	6,341	1,526,568	6,424
Granted	28,750	6,323	—	—	—	—
Exercised	(11,800)	5,727	—	—	(241,134)	3,955
Expired or forfeited	(84,316)	7,274	(816,460)	5,494	(420,350)	5,855

Outstanding at end of the fiscal year	2,343,028	6,341	1,526,568	6,424	865,084	7,436

Exercisable at end of the fiscal year	2,176,319	6,211	1,462,391	6,421	856,156	7,455

      A summary of SARs outstanding and exercisable at March 31, 2005 is as follows:

	Outstanding			Exercisable

		Weighted-	Weighted-		Weighted-
Exercise price	Number of	average	average	Number of	average
range	SARs	exercise price	remaining life	SARs	exercise price

(Yen)		(Yen)	(Years)		(Yen)
3,234~5,000	61,850	4,767	6.77	61,850	4,767
5,001~10,000	749,109	7,365	1.08	740,181	7,386
10,001~13,419	54,125	11,471	4.56	54,125	11,471

3,234~13,419	865,084	7,436	1.70	856,156	7,455

      In accordance with APB No. 25 and its related interpretations, the SARs compensation expense is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price, which is consistent with the accounting treatment prescribed for SAR plans in FAS No. 123. For the year ended March 31, 2003, Sony recognized a reduction in SARs compensation expense of 670 million yen due to the decline in Sony’s stock price during the year. For the year ended March 31, 2004, Sony recognized 105 million yen of SARs compensation expense. For the year ended March 31, 2005, Sony recognized a reduction in SARs compensation expense of 74 million yen.

17.	Restructuring charges and asset impairments
      As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives within the Electronics, Music and Pictures segments. For the years ended March 31, 2003, 2004 and 2005, Sony recorded total restructuring charges of 106,251 million yen, 168,091 million yen and 89,963 million yen, respectively. Significant restructuring charges and asset impairments include the following:
Electronics Segment
      In an effort to improve the performance of the Electronics segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the years ended March 31, 2003, 2004 and 2005, Sony recorded total restructuring charges of 72,473 million yen, 143,310 million yen and 81,768 million yen, respectively, within the Electronics segment. In addition to the above charges, the Electronics segment also reflects restructuring of 7,950 million yen and 2,122 million yen for the years ended March 31, 2003 and 2004,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
respectively, that relate to the non-Japan based disc manufacturing and physical distribution businesses that were part of the restructuring charges of the Music segment which is discussed below. These restructuring charges were formerly included within the Music segment but were reclassified to the Electronics segment. See Notes 5 and 24 for more information on this reclassification. Significant restructuring activities are the following:
Downsizing of computer display CRT operations -
      In the year ended March 31, 2003, due to the market shrinkage and demand shift from CRT displays to LCDs, Sony made a decision to discontinue certain computer display CRT manufacturing operations in Japan and Southeast Asia to rationalize production facilities and downsize its business. Restructuring charges totaling 6,902 million yen consisted of personnel related costs of 1,208 million yen, non-cash equipment impairment and disposal costs of 4,010 million yen and contract termination and other costs of 1,684 million yen. Of the total restructuring charges, 1,264 million yen was recorded in cost of sales; 1,684 million yen was included in selling, general and administrative expenses, and 3,954 million yen was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. The restructuring activity was completed in the year ended March 31, 2003 and no liability existed as of March 31, 2004.
Downsizing of CRT TV display operations -
      Due to the worldwide market shrinkage and demand shift from CRT displays to plasma and LCD panel displays, Sony has begun to implement a worldwide plan to rationalize production facilities of CRT TV display and downsize its business over the next several years. The overall restructuring plan is still being formulated as Sony is carefully monitoring the market situation in each area. As a result, the expected completion date and total estimated cost of this program cannot be determined at this time.
      As part of its worldwide plan, Sony made a decision in the year ended March 31, 2004 to discontinue certain CRT TV display manufacturing operations in Japan. Restructuring charges totaling 8,478 million yen consisted of personnel related costs of 3,139 million yen and non-cash equipment impairment, disposal and other costs of 5,339 million yen. Of the total restructuring charges, 158 million yen was recorded in cost of sales, 3,139 million yen was included in selling, general and administrative expenses, and 5,181 million yen was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This phase of the restructuring program was completed in the year ended March 31, 2004 and no liability existed as of March 31, 2005.
      In the year ended March 31, 2005, as part of this restructuring program, Sony recorded a non-cash impairment charge of 7,479 million yen for the CRT TV display manufacturing facilities located in Europe. The impairment charge was calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. The charge was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This phase of the restructuring program was completed in the year ended March 31, 2005 and no liability existed as of March 31, 2005.
Aiwa Co., Ltd. restructuring -
      Due to the continued decline in the operating results of Aiwa, the restructuring program that was initiated in the year ended March 31, 2002 was accelerated and additional restructuring charges of 23,007 million yen were recorded in the year ended March 31, 2003. Additional restructuring included further cuts in staffing levels and the shutdown of remaining production facilities. These charges consisted of non-cash equipment impairment and disposal costs of 3,504 million yen, personnel related costs of 7,647 million yen, devaluation of inventory of 6,144 million yen, operating lease termination costs of 3,823 million yen and other costs of 1,889 million yen. Among these charges 13,791 million yen was recorded in cost of sales, 5,712 million yen

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
was included in selling, general and administrative expenses, and 3,504 million yen was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. The restructuring program was completed in the year ended March 31, 2003 and no liability existed as of March 31, 2003. Aiwa Co., Ltd. was merged into Sony Corporation as of December 1, 2002.
Closing of a semiconductor plant in the U.S. -
      Due to a significant decline in the business conditions of the U.S. semiconductor industry, Sony made a decision in the fourth quarter of the year ended March 31, 2003, to close a semiconductor plant in the U.S. This restructuring activity was substantially completed in the year ended March 31, 2005 and total restructuring charges of 4,936 million yen have been incurred through March 31, 2005. The remaining liability balance as of March 31, 2005 was 161 million yen and will be paid or settled through the year ended March 31, 2006.
      During the year ended March 31, 2003, Sony recorded restructuring charges totaling 5,856 million yen, which consisted of the accelerated depreciation of equipment of 3,128 million yen, personnel related costs of 1,329 million yen and the devaluation of inventory and other costs of 1,399 million yen. These charges were all recorded in cost of sales in the consolidated statements of income.
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
      During the year ended March 31, 2005, Sony sold the facilities and recorded a gain on disposal of 1,794 million yen. The gain was included in loss (gain) on disposal or impairment of assets, net in the consolidated statements of income.
Retirement Programs -
      In addition to the restructuring efforts disclosed above, Sony has undergone several headcount reduction programs to further reduce operating costs in the Electronics segment. As a result of these programs, Sony recorded restructuring charges totaling 22,236 million yen, 114,870 million yen and 50,276 million yen for the years ended March 31, 2003, 2004 and 2005, respectively, and these charges were included in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. The remaining liability balance as of March 31, 2005 was 14,011 million yen and will be paid through the year ending March 31, 2006. Sony will continue seeking the appropriate level of headcount to optimize the workforce in the Electronics segment.
Music Segment
      Due to the continued contraction of the worldwide music market due to slow worldwide economic growth, the saturation of the CD market, the effects of piracy and other illegal duplication, parallel imports, pricing pressures and the diversification of customer preferences, Sony has been actively repositioning the Music segment for the future by looking to create a more effective and profitable business model. As a result, the Music segment has undergone a worldwide restructuring program since the year ended March 31, 2001 to reduce staffing and other costs through the consolidation and rationalization of facilities worldwide excluding Japan. As part of this restructuring program, Sony combined its recorded music business with the recorded music business of Bertelsmann AG to form SONY BMG, a joint venture that is accounted for under the equity method. See Note 5 for more information on this transaction. For the years ended March 31, 2003,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2004 and 2005, Sony recorded total restructuring charges of 22,350 million yen, 10,691 million yen and 3,025 million yen, respectively, related to the restructuring of the Music segment excluding Japan. Of these restructuring charges, 7,950 million yen and 2,122 million yen for the years ended March 31, 2003 and 2004, respectively, were recorded in the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment but reclassified to the Electronics segment. See Notes 5 and 24 for more information on this reclassification. This worldwide restructuring of the Music segment is expected to be completed during the year ended March 31, 2006, and the total cost of the program is estimated to be 53,106 million yen, of which 52,573 million yen was incurred from the inception of the program through the year ended March 31, 2005. The restructuring costs within the Music segment do not include the restructuring costs of SONY BMG since the establishment of the joint venture. At March 31, 2005, the liability balance was 1,856 million yen with most of the liabilities to be paid or settled during the year ending March 31, 2006.
      In addition to the above, Sony also recorded restructuring charges of 1,519 million yen, 1,291 million yen and 803 million yen for the years ended March 31, 2003, 2004 and 2005, respectively, in Japan, which were primarily personnel related costs included in selling, general and administrative expenses in the consolidated statement of income.
      Significant restructuring activities included the following:
      In the year ended March 31, 2003, restructuring charges related to the worldwide restructuring of the Music segment totaled 22,350 million yen. Restructuring activities included the further consolidation of operations through the shutdown of a cassette and CD manufacturing and distribution center in Holland and a CD manufacturing facility in the U.S. as well as further staff reductions in other areas. The restructuring charges consisted of personnel related costs of 14,932 million yen, non-cash asset impairment and disposal costs of 3,256 million yen and other costs of 4,162 million yen including lease termination costs. Among these charges 19,094 million yen was recorded in selling, general and administrative expenses, and 3,256 million yen was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. Employees were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.
      During the year ended March 31, 2004, Sony broadened the scope of its worldwide restructuring of the Music segment, which resulted in restructuring charges totaling 10,691 million yen. Restructuring activities included the continuation of the shutdown of the CD manufacturing facility in the U.S. as well as the restructuring of music label operations and the further rationalization of overhead functions through staff reductions. The restructuring charges consisted of personnel related costs of 5,137 million yen, lease abandonment costs of 1,323 million yen and other related costs of 4,231 million yen including non-cash asset impairment and disposal costs. Most of these charges are included in selling, general and administrative expenses in the consolidated statements of income. Employees were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.
      During the year ended March 31, 2005, in continuation of the worldwide restructuring program and in connection with the establishment of the joint venture with Bertelsmann AG (Note 5), Sony recorded restructuring charges totaling 3,025 million yen within the Music segment. Restructuring activities included the shutdown of certain distribution operations that were no longer required as a result of the recorded music joint venture with Bertelsmann AG as well as the further rationalization of overhead functions through staff reductions. The restructuring charges consisted of personnel related costs of 883 million yen and other related costs of 2,142 million yen. These charges are included in selling, general and administrative expenses in the consolidated statements of income. Employees were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Pictures Segment
      In an effort to improve the performance of the Pictures segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the years ended March 31, 2003, 2004 and 2005, Sony recorded total restructuring charges of 480 million yen, 4,611 million yen and 385 million yen, respectively, within the Pictures segment. Significant restructuring activities are the following:
Consolidation of Television Operations -
      Due to changes within the television production and distribution business, the competition between network owned production companies and other production and distribution companies to license product to the major televisions networks is becoming more intense. This competitive environment has resulted in fewer opportunities to produce shows for the networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. This trend has resulted in an increase in the number of new programs being distributed yet canceled in their first or second season, which are generally less profitable, and a decrease in the number of network programs that are able to achieve syndication, which are generally more profitable. As a result, in the year ended March 31, 2002, Sony decided to consolidate its television operations and downsize the network television production business in the Pictures segment. In the year ended March 31, 2003, Sony recorded restructuring charges totaling 480 million yen. These costs were included in cost of sales in the consolidated statements of income. This restructuring program was completed in the year ending March 31, 2005, and the total cost of the program from the inception was 8,932 million yen. No liability existed as of March 31, 2005.
Fixed Cost Reduction Program -
      During the year ended March 31, 2004, the Pictures segment implemented a fixed cost reduction program to further reduce its operating costs. This restructuring program primarily related to the reduction of staffing levels and the disposal of certain long-lived assets. This restructuring program was substantially completed during the year ended March 31, 2005 and the total cost of this restructuring program was 4,996 million yen.
      The Pictures segment recorded 4,611 million yen of these costs during the year ended March 31, 2004. These restructuring charges consisted of personnel related costs of 993 million yen, non-cash asset impairment and disposal costs of 1,746 million yen, and other costs of 1,872 million yen including those relating to the buy-out of term deal commitments. Of the restructuring costs incurred, 1,525 million yen was included in cost of sales, 1,340 million yen was included in selling, general and administrative expenses, and 1,746 million yen was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.
      During the year ended March 31, 2005, the Pictures segment substantially completed the fixed cost reduction program and recorded 385 million yen of additional restructuring costs. These restructuring charges consisted primarily of personnel related costs of 292 million yen which were included in selling, general and administrative expenses in the consolidated statements of income. At March 31, 2005, the remaining liability balance was 207 million yen, which will be paid or settled over the next year.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The changes in the accrued restructuring charges for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Employee	Non-cash
	termination	write-downs	Other associated
	benefits	and disposals	costs	Total

	(Yen in millions)
Balance at March 31, 2002	6,243	—	13,637	19,880
Restructuring costs	46,953	42,768	16,530	106,251
Non-cash charges	—	(42,240)	—	(42,240)
Cash payments	(38,548)	—	(23,172)	(61,720)
Adjustments	136	(528)	(1,208)	(1,600)

Balance at March 31, 2003	14,784	—	5,787	20,571
Restructuring costs	133,367	19,170	15,554	168,091
Non-cash charges	—	(19,170)	—	(19,170)
Cash payments	(124,674)	—	(13,686)	(138,360)
Adjustments	1,173	0	333	1,506

Balance at March 31, 2004	24,650	—	7,988	32,638
Restructuring costs	53,563	25,564	10,836	89,963
Non-cash charges	—	(25,564)	—	(25,564)
Cash payments	(61,523)	—	(10,427)	(71,950)
Adjustments*	(1,705)	—	(3,096)	(4,801)

Balance at March 31, 2005	14,985	—	5,301	20,286

*	Adjustments primarily consist of the transfer of the accrued restructuring charges to SONY BMG, a joint venture with Bertelsmann AG (Note 5).

18.	Research and development costs, advertising costs and shipping and handling costs
     (1)     Research and development costs:
      Research and development costs charged to cost of sales for the years ended March 31, 2003, 2004 and 2005 were 443,128 million yen, 514,483 million yen and 502,008 million yen, respectively.

(2)	Advertising costs:
      Advertising costs included in selling, general and administrative expenses for the years ended March 31, 2003, 2004 and 2005 were 442,741 million yen, 421,433 million yen and 359,661 million yen, respectively.

(3)	Shipping and handling costs:
      Shipping and handling costs for finished goods included in selling, general and administrative expenses for the years ended March 31, 2003, 2004 and 2005 were 98,195 million yen, 106,590 million yen and 107,983 million yen, respectively, which included the internal transportation costs of finished goods.

19.	Gain on change in interest in subsidiaries and equity investees
      In January 2004, FeliCa Networks, Inc., whose field of business is Mobile FeliCa IC chip development and production/sales licensing and operation of the Mobile FeliCa service platform, issued 115,000 shares at

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
100,000 per share with a total value of 11,500 million yen in connection with its private offering. As a result of this issuance, Sony recorded a gain of 3,364 million yen and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 100% to 60%.
      In addition to the above transaction, for the year ended March 31, 2004, Sony recognized 1,506 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 4,870 million yen.
      In August 2, 2004, Monex Inc., which provides on-line security trading services in Japan, and Nikko Beans, Inc. established Monex Beans Holdings, Inc. by way of share transfer of the existing shares of Monex Inc. and Nikko Beans, Inc.. At this establishment, 1 share of Monex Beans Holdings, Inc. was allotted to each share of Monex Inc. and 3.4 shares of Monex Beans Holdings, Inc. were allotted to each share of Nikko Beans, Inc.. As a result of this share transfer, Monex Beans Holdings, Inc. issued 2,341,287 shares and Sony recorded a gain of 8,951 million yen and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 29.9% to 20.1%.
      In September 2004, So-net M3 Inc., which provides medical services via the Internet in Japan, issued 2,800 shares at 850,000 yen per share with a total value of 2,380 million yen in connection with its initial public offering. Sony Communication Network Corporation, a parent company of So-net M3 Inc., sold 3,260 shares of So-net M3 Inc., at 790,500 yen per share with a total value of 2,577 million yen. In October 2004, Sony Communication Network Corporation sold 740 shares of So-net M3 Inc., at 790,500 yen per share with a total value of 585 million yen. As a result of these transactions, Sony recorded a 1,823 million yen gain on issuance of stock by So-net M3 Inc. and provided deferred taxes on this gain. In addition, Sony recorded a 2,876 million yen gain on the sale of its stock. These transactions reduced Sony’s ownership interest from 90.0% to 74.8%.
      In June 6, 2005, Sony Communication Network Corporation sold 17,935 shares of So-net M3 Inc., at 694,600 yen per share with a total value of 12,458 million yen. As a result of this sale, Sony records 11,979 million yen gain on the sale of its stock for the year ending March 31, 2006, and Sony’s ownership interest has been reduced from 74.8% to 60.8%.
      In January 2005, DeNA Co., Ltd., whose field of business is operation of on-line auction websites in Japan, issued 14,000 shares at 204,600 yen per share with a total value of 2,864 million yen in connection with its initial public offering. In March 2005, Sony Communication Network Corporation, which had owned 27.7% interest in DeNA Co., Ltd., sold 2,000 shares of DeNA Co., Ltd. at 204,600 yen per share with a total value of 409 million yen. As a result of these transactions, Sony recorded a 686 million yen gain on issuance of stock by DeNA Co., Ltd. and provided deferred taxes on this gain. In addition, Sony recorded a 76 million yen gain on the sale of its stock. These transactions reduced Sony’s ownership interest from 27.7% to 24.8%.
      In addition to the above transactions, for the year ended March 31, 2005, Sony recognized 1,911 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 16,322 million yen. These transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	Income taxes
      Income before income taxes and income tax expense comprise the following:

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Income (loss) before income taxes:
Sony Corporation and subsidiaries in Japan	(7,998)	(84,571)	5,005
Foreign subsidiaries	255,619	228,638	152,202

	247,621	144,067	157,207

Income taxes — Current:
Sony Corporation and subsidiaries in Japan	69,311	22,286	23,497
Foreign subsidiaries	109,536	64,933	62,013

	178,847	87,219	85,510

Income taxes — Deferred:
Sony Corporation and subsidiaries in Japan	(90,016)	(32,845)	4,976
Foreign subsidiaries	(8,000)	(1,600)	(74,442)

	(98,016)	(34,445)	(69,466)

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
      During the year ended March 31, 2005, a corporation size-based enterprise tax was introduced in Japan and the portion of enterprise tax subject to income was reduced. As a result, the statutory tax rate for the year ended March 31, 2005 was approximately 41% effective April 1, 2004. The effect of the change in the tax rate on the balance of deferred tax assets and liabilities was insignificant.
      Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Year Ended March 31

	2003	2004	2005

Statutory tax rate	42.0%	43.9%	41.0%
Increase (reduction) in taxes resulting from:
Income tax credits	(1.9)	(2.4)	(0.1)
Change in valuation allowances	5.5	6.5	(22.7)
Decrease in deferred tax liabilities on undistributed earnings of foreign subsidiaries	(14.8)	(9.2)	(4.0)
Lower tax rate applied to life and non-life insurance business in Japan	(0.6)	(2.6)	(1.9)
Other	2.4	0.4	(2.1)

Effective income tax rate	32.6%	36.6%	10.2%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The significant components of deferred tax assets and liabilities are as follows:

	March 31

	2004	2005

	(Yen in millions)
Deferred tax assets:
Operating loss carryforwards for tax purposes	196,308	193,212
Accrued pension and severance costs	150,073	159,610
Film costs	54,194	56,746
Warranty reserve and accrued expenses	45,664	56,551
Future insurance policy benefits	35,855	36,654
Accrued bonus	36,285	34,536
Inventory — intercompany profits and write-down	30,241	30,270
Depreciations	14,108	15,320
Tax credit carryforwards	13,740	8,552
Reserve for doubtful accounts	14,005	6,574
Other	141,731	153,525

Gross deferred tax assets	732,204	751,550
Less: Valuation allowance	(127,577)	(89,110)

Total deferred tax assets	604,627	662,440

Deferred tax liabilities:
Insurance acquisition costs	(125,768)	(135,083)
Unbilled accounts receivable in the Pictures business	(71,586)	(57,314)
Unrealized gains on securities	(45,239)	(41,564)
Intangible assets acquired through exchange offerings	(36,490)	(35,418)
Undistributed earnings of foreign subsidiaries	(44,778)	(30,865)
Gain on securities contribution to employee retirement benefit trust	(16,899)	(6,184)
Other	(39,435)	(58,714)

Gross deferred tax liabilities	(380,195)	(365,142)

Net deferred tax assets	224,432	297,298

      The valuation allowance mainly relates to deferred tax assets of Sony Corporation and certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance were a decrease of 136,140 million yen for the year ended March 31, 2003, an increase of 11,509 million yen for the year ended March 31, 2004 and a decrease of 38,467 million yen for the year ended March 31, 2005.
      As a result of recording of operating losses in the past, the U.S. subsidiaries of Sony have had valuation allowances against deferred tax assets for U.S. federal and certain state taxes. However, based on both improved operating results in recent years and a sound outlook for the future operating performance of Sony’s U.S. subsidiaries, Sony reversed 67,892 million yen of valuation allowance, resulting in a reduction of income tax expenses for the year ended March 31, 2005.
      For the year ended March 31, 2003, 33,525 million yen of the decrease in the valuation allowance relates to the realization of tax benefits from operating loss carryforwards that were acquired in connection with

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Sony’s acquisition of companies within the Electronics, Music and Pictures segments The reversal of the valuation allowance upon realization of tax benefit from operating loss carryforwards resulted in the reduction of goodwill.
      Tax benefits which have been realized through utilization of operating loss carryforwards for the years ended March 31, 2003, 2004 and 2005 were approximately 19,000 million yen, 12,000 million yen and 30,000 million yen, respectively.
      Net deferred tax assets are included in the consolidated balance sheets as follows:

	March 31

	2004	2005

	(Yen in millions)
Current assets — Deferred income taxes	125,532	141,154
Other assets — Deferred income taxes	203,203	240,396
Current liabilities — Other	(8,110)	(12,025)
Long-term liabilities — Deferred income taxes	(96,193)	(72,227)

Net deferred tax assets	224,432	297,298

      At March 31, 2005, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling 988,515 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2005 for such temporary differences amounted to 217,792 million yen.
      Operating loss carryforwards for corporate income tax and local income tax purposes of Sony Corporation and certain consolidated subsidiaries in Japan at March 31, 2005 amounted to 266,763 million yen and 520,556 million yen, respectively, which are available as an offset against future taxable income. Deferred tax asset on the operating loss carryforwards for corporate income tax and local income tax in Japan are calculated by multiplying approximately 28% and 13%, respectively.
      Operating loss carryforwards for tax purposes of certain foreign consolidated subsidiaries at March 31, 2005 amounted to 139,100 million yen.
      With the exception of 115,714 million yen with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 7 years.
      Tax credit carryforwards for tax purposes at March 31, 2005 amounted to 8,552 million yen. With the exception of 6,995 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 9 years. Realization is dependent on whether such companies will be able to generate sufficient taxable income prior to expiration of the loss carryforwards and tax credit carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period are changed.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	Reconciliation of the differences between basic and diluted net income per share (“EPS”)

(1)	Income before cumulative effect of accounting changes and net income allocated to each class of stock:

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Income before cumulative effect of an accounting change allocated to the common stock	115,648	90,756	168,498
Income before cumulative effect of an accounting change allocated to the subsidiary tracking stock	(129)	(128)	53

Income before cumulative effect of an accounting change	115,519	90,628	168,551

Net income allocated to the Common stock	115,648	88,639	163,785
Net income allocated to the subsidiary tracking stock	(129)	(128)	53

Net income	115,519	88,511	163,838

      As discussed in Note 2, the earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stockholders’ economic interest. The accumulated losses of SCN (the subsidiary tracking stock entity as discussed in Note 15) used for computation of earnings per share attributable to subsidiary tracking stock were 779 million yen, 1,764 million yen and 1,358 million yen as of March 31, 2003, 2004 and 2005, respectively.

(2)	EPS attributable to common stock:
      Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2003, 2004 and 2005 is as follows:

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Income before cumulative effect of an accounting change allocated to the common stock	115,648	90,756	168,498
Effect of dilutive securities:
Convertible bonds	2,398	2,260	1,209
Subsidiary tracking stock	—	—	(0)

Income before cumulative effect of an accounting change allocated to the common stock for diluted EPS computation	118,046	93,016	169,707

	Thousands of shares

Weighted-average shares	919,706	923,650	931,125
Effect of dilutive securities:
Warrants and stock acquisition rights	12	48	61
Convertible bonds	78,873	121,120	112,589

Weighted-average shares for diluted EPS computation	998,591	1,044,818	1,043,775

	Yen

Basic EPS	125.74	98.26	180.96

Diluted EPS	118.21	89.03	162.59

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Potential common stock upon the exercise of warrants and stock acquisition rights, which were excluded from the computation of diluted EPS since they have an exercise price in excess of the average market value of Sony’s common stock during the fiscal year, were 4,141 thousand shares, 6,796 thousand shares, and 7,987 thousand shares for the years ended March 31, 2003, 2004 and 2005, respectively.
      Warrants and stock acquisition rights of subsidiary tracking stock for the years ended March 31, 2003 and 2004, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since they did not have a dilutive effect.
      Stock options issued by affiliated companies accounted for under the equity method for the years ended March 31, 2003, 2004 and 2005, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since such stock options did not have a dilutive effect.
      On October 1, 2002, Sony implemented a share exchange as a result of which Aiwa Co.,Ltd. became a wholly-owned subsidiary. As a result of this share exchange, Sony issued 2,502 thousand shares. The shares were included in the computation of basic and diluted EPS.
      On May 1, 2003, Sony implemented a share exchange as a result of which CIS Corporation became a wholly-owned subsidiary. As a result of this share exchange, Sony issued 1,088 thousand shares. The shares were included in the computation of basic and diluted EPS.
      As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change for the year ended March 31, 2004 was restated in the above table (Note 2).

(3)	EPS attributable to subsidiary tracking stock:
      Weighted-average shares used for computation of EPS attributable to subsidiary tracking stock for the years ended March 31, 2003, 2004 and 2005 were 3,072 thousand shares. As discussed in Note 2, there were no potentially dilutive securities for EPS of subsidiary tracking stock outstanding at March 31, 2003, 2004 and 2005.

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
      Sony leases the headquarters of its U.S. subsidiary from a VIE, which has been consolidated by Sony since July 1, 2003. Upon consolidation of the VIE, assets and liabilities increased by 25,277 million yen and 27,035 million yen, respectively, and a cumulative effect of accounting change of 1,729 million yen was charged to net income with no tax effect. Sony has the option to purchase the building at any time during the lease term which expires in December 2008 for 27,374 million yen. The debt held by the VIE is unsecured. At the end of the lease term, Sony has agreed to either renew the lease, purchase the building or remarket it to a third party on behalf of the owner. If the sales price is less than 27,374 million yen, Sony is obligated to make up the lesser of the shortfall or 22,973 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A subsidiary in the Pictures segment entered into a joint venture agreement with a VIE for the purpose of funding the acquisition of certain international film rights. The subsidiary is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts, as defined, and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees. The VIE was capitalized with total financing of 43,584 million yen. Of this amount, 1,181 million yen was contributed by the subsidiary, 10,198 million yen was provided by unrelated third party investors and the remaining funding is provided through a 32,205 million yen bank credit facility. On July 1, 2003, Sony consolidated this entity. Upon consolidation of the VIE, assets and liabilities increased by 10,179 million yen and 10,586 million yen, respectively, and a cumulative effect of accounting change of 388 million yen was charged to net income with no tax effect. As of March 31, 2005, the total outstanding under the bank credit facility was 6,441 million yen. Under the agreement, the subsidiary’s 1,181 million yen equity investment is the last equity to be repaid. Additionally, it must pay to the third party investors up to 2,040 million yen of any losses out of a portion of its distribution fees. Any losses incurred by the VIE over and above 3,221 million yen will be shared by the other investors. The subsidiary acquired the international distribution rights, as defined, to twelve pictures meeting certain minimum requirements within the time period provided in the agreement.
      Sony had utilized a VIE to erect and operate a multi-use real estate complex in Berlin, Germany, which had been accounted for under the equity method by Sony until June 30, 2003. On July 1, 2003, Sony consolidated this entity. Upon consolidation of the VIE, assets and liabilities increased by 61,320 million yen and 60,329 million yen, respectively. However, there was no impact to Sony’s net income. On November 4, 2004, Sony purchased the remaining shares of the VIE from other partners. As a result, it is now a 100% owned subsidiary and no longer a VIE.
      Sony has utilized a VIE to implement a stock option plan for selected Japanese employees. The VIE has been consolidated by Sony since its establishment. With respect to this entity, there was no impact to Sony’s results of operations and financial position upon the adoption of FIN No. 46. Under the terms of the stock option plan, upon exercise, Japanese employees receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the plan. In order to minimize cash flow exposure associated with the plan, Sony holds treasury stock through the VIE. The VIE purchased the common stock with funding provided by the employee’s cash contribution and a bank loan. At March 31, 2005, the balance of the bank loan was 3,034 million yen.
      As of March 31, 2005, there is no VIE in which Sony holds a significant variable interest that Sony is not the primary beneficiary.
      As described in Note 5, on April 8, 2005, a consortium led by SCA and its equity partners completed the acquisition of MGM. Sony has reviewed the investment and determined that MGM is a VIE. However, MGM will not be consolidated but accounted for under the equity method as Sony is not the primary beneficiary of this VIE.

23.	Commitments and contingent liabilities
          (1)     Commitments:

A.	Purchase Commitments

Commitments outstanding at March 31, 2005 amounted to 240,729 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2005, such commitments outstanding were 83,683 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights therein. These agreements cover various periods through March 31, 2008. As of March 31, 2005, these subsidiaries were committed to make payments under such contracts of 51,625 million yen.

A subsidiary in the Pictures segment has also entered into a distribution agreement with a third party to distribute, in certain markets and territories, all feature length films produced or acquired by the third party during the term of the agreement. The distribution agreement expires on December 31, 2006 if a minimum of 36 films have been delivered as of that date. If 36 films have not been delivered by December 31, 2006, the distribution agreement expires on the earlier of the delivery of the 36th film or May 25, 2007. It is estimated that the third party will produce or acquire a total of 39 films under the distribution agreement. The subsidiary has the right to distribute the films for 15 years from the initial theatrical release of the film. Under the terms of the distribution agreement, the subsidiary must fund a portion of the production cost and is responsible for all distribution and marketing expenses. As of March 31, 2005, 29 films have been released or funded by the subsidiary. The subsidiary’s estimated commitment to fund the production of the remaining films under this agreement is 30,455 million yen.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

Year Ending March 31,	Yen in millions

2006	145,111
2007	53,753
2008	16,412
2009	1,632
2010	712
Thereafter	23,109

Total	240,729

B.	Loan Commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2005, the total unused portion of the line of credit extended under these contracts was 199,878 million yen.

At August 2004, Sony and Bertelsmann AG (“Bertelsmann”) combined their recorded music businesses in a joint venture. In connection with the establishment of the SONY BMG joint venture, Sony and Bertelsmann have entered into a 5 year Revolving Credit Agreement with the joint venture. Under the terms of the Credit Agreement, Sony and Bertelsmann have each agreed to provide one-half of the funding. The Credit Agreement, which matures on August 5, 2009, provides for a base commitment of $300 million and additional incremental borrowings of up to $150 million. As of March 31, 2005, the joint venture had no borrowings outstanding under the Credit Agreement. Accordingly, Sony’s outstanding commitment under the Credit Agreement as of March 31, 2005 was 24,075 million yen.

The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Contingent liabilities:
      Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 26,049 million yen at March 31, 2005. The major components of the contingent liabilities are as follows:
      Sony has issued loan guarantees to related parties comprised of affiliated companies accounted for under the equity method and unconsolidated subsidiaries. The terms of these guarantees are mainly within 1 year. Sony would be required to perform under these guarantees upon non-performance of the primary borrowers. The contingent liability related to these guarantees was 7,642 million yen and was not recorded on the consolidated balance sheet as of March 31, 2005.
      The European Commission (“EC”) has issued the Waste Electrical and Electronic Equipment (“WEEE”) directive in February 2003. The WEEE directive will require electronics producers after August 2005 to be responsible for organizing a scheme, and possibly financing the cost, for collection, treatment, recovery and safe disposal of waste products. While the cost of this directive to Sony cannot be determined before regulation is adopted in individual member states, Sony continues to evaluate the impact of adopting this regulation.
      Sony has agreed to indemnify certain third parties against tax losses resulting from transactions entered into in the normal course of business. The maximum amount of potential future payments under these guarantees cannot be estimated at this time. These guarantees were not recorded on the consolidated balance sheet as of March 31, 2005.
      Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both Sony and its legal counsel, management of Sony believes that damages from such lawsuits, if any, would not have a material effect on Sony’s consolidated financial statements.
      The changes in product warranty liability for the years ended March 31, 2004 and 2005 are as follows:

	Year Ended March 31,

	2004	2005

	(Yen in millions)
Balance at beginning of the fiscal year	51,892	50,670
Provision for warranty reserve	51,569	33,493
Settlements (in cash or in kind)	(46,971)	(40,358)
Changes in estimate for pre-existing warranty reserve	(2,970)	(751)
Translation adjustment	(2,850)	1,865

Balance at end of the fiscal year	50,670	44,919

24.	Business segment information
      Effective for the year ended March 31, 2005, Sony has partly changed its business segment configuration as described below.
      As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of this joint venture, the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the “Other” category in the Electronics segment. Results for the year ended March 31, 2003 and 2004 in the Electronics and Music segments have been restated to conform to the presentation for the year ended March 31, 2005.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In July 2004, in order to establish a more efficient and coordinated semiconductor supply structure, the Sony group has integrated its semiconductor manufacturing business by transferring Sony Computer Entertainment’s semiconductor manufacturing operation from the Game segment to the Electronics segment. As a result of this transfer, sales revenue and expenditures associated with this operation are now recorded within the “Semiconductor” category in the Electronics segment. The results for the year ended March 31, 2003 and 2004 have not been restated as such comparable figures cannot be practically obtained given that it was not operated as a separate line business within the Game segment. This integration of the semiconductor manufacturing businesses is a part of Sony’s semiconductor strategy of utilizing semiconductor technologies and manufacturing equipment originally developed or designed for the Game segment within the Sony group as a whole.
      The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation, PlayStation 2 and PlayStation Portable game consoles and related software mainly in Japan, the United States of America and Europe, and licenses to third party software developers. The Music segment is mainly engaged in the development, production, manufacture, and distribution of recorded music in all commercial formats and musical genres. As discussed above, due to the establishment of the joint venture with Bertelsmann AG, the results for the year ended March 31, 2005 only include the results of Sony Music Entertainment Inc.’s (“SMEI”) recorded music business for the months of April through July 2004 and the results of SMEI’s music publishing business and Sony Music Entertainment (Japan) Inc. (“SMEJ”) for the full fiscal year. Results for the year ended March 31, 2003 and 2004 in the Music segment include the consolidated results of SMEI’s recorded music business for the full fiscal year, as well as the results of SMEI’s publishing business and SMEJ for the full fiscal year. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the United States of America, and markets, distributes and broadcasts in the worldwide market. The Financial Services segment represents primarily individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and bank business in Japan. The Other segment consists of various operating activities, primarily including a business focused on network service business including Internet-related services, an animation production and marketing business, an imported general merchandise retail business, an IC card business, and an advertising agency business in Japan. Sony’s products and services are generally unique to a single operating segment.
      The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Business segments -
Sales and operating revenue:

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Sales and operating revenue:
Electronics —
Customers	4,624,181	4,838,268	4,786,236
Intersegment	471,798	204,051	235,411

Total	5,095,979	5,042,319	5,021,647
Game —
Customers	936,274	753,732	702,524
Intersegment	18,757	26,488	27,230

Total	955,031	780,220	729,754
Music —
Customers	433,147	409,487	216,779
Intersegment	33,191	30,819	32,326

Total	466,338	440,306	249,105
Pictures —
Customers	802,770	756,370	733,677
Intersegment	0	0	0

Total	802,770	756,370	733,677
Financial Services —
Customers	509,398	565,752	537,715
Intersegment	27,878	27,792	22,842

Total	537,276	593,544	560,557
Other —
Customers	167,863	172,782	182,685
Intersegment	93,282	95,535	71,742

Total	261,145	268,317	254,427
Elimination	(644,906)	(384,685)	(389,551)

Consolidated total	7,473,633	7,496,391	7,159,616

      Electronics intersegment amounts primarily consist of transactions with the Game and Pictures segments.
      Game intersegment amounts primarily consist of transactions with the Electronics segment.
      Music intersegment amounts primarily consist of transactions with the Game segment.
      Other intersegment amounts primarily consist of transactions with the Electronics segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment profit or loss:

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Operating income (loss):
Electronics	65,939	(6,824)	(34,305)
Game	112,653	67,578	43,170
Music	(28,261)	(5,997)	8,783
Pictures	58,971	35,230	63,899
Financial Services	22,758	55,161	55,490
Other	(28,316)	(12,054)	(4,077)

Total	203,744	133,094	132,960
Elimination	15,065	13,226	13,530
Unallocated amounts:
Corporate expenses	(33,369)	(47,418)	(32,571)

Consolidated operating income	185,440	98,902	113,919
Other income	157,528	122,290	97,623
Other expenses	(95,347)	(77,125)	(54,335)

Consolidated income before income taxes	247,621	144,067	157,207

      Operating income is sales and operating revenue less costs and operating expenses.
      In the quarter beginning October 1, 2003, the recognition method for insurance premiums received on certain products by Sony Life was changed from being recorded as revenues to being offset against the related provision for future insurance policy benefits, reducing revenue in the Financial Services segment in the year ended March 31, 2004 and 2005, by approximately 30.8 billion yen and 32.5 billion yen, respectively. This change did not have a material effect on operating income.

Assets:

	March 31

	2003	2004	2005

	(Yen in millions)
Total assets:
Electronics	2,973,972	2,995,306	3,434,138
Game	673,208	684,226	482,037
Music	500,627	483,990	325,928
Pictures	868,395	856,517	863,056
Financial Services	2,897,119	3,475,039	3,885,517
Other	333,485	371,720	347,885

Total	8,246,806	8,866,798	9,338,561
Elimination	(266,167)	(319,204)	(439,489)
Corporate assets	389,906	543,068	600,028

Consolidated total	8,370,545	9,090,662	9,499,100

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Unallocated corporate assets consist primarily of cash and cash equivalents, securities investments and property, plant and equipment maintained for general corporate purposes.

Other significant items:

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Depreciation and amortization:
Electronics	203,433	210,888	275,701
Game	53,496	57,256	16,504
Music	20,008	16,123	9,451
Pictures	8,552	7,844	5,598
Financial Services, including deferred insurance acquisition costs	52,041	56,586	52,788
Other	10,157	13,455	8,564

Total	347,687	362,152	368,606
Corporate	4,238	4,117	4,259

Consolidated total	351,925	366,269	372,865

Capital expenditures for segment assets:
Electronics	181,316	251,980	311,101
Game	40,986	100,360	18,824
Music	9,291	3,651	2,894
Pictures	7,138	6,013	5,808
Financial Services	3,655	4,618	3,845
Other	16,993	10,124	6,149

Total	259,379	376,746	348,621
Corporate	1,862	1,518	8,197

Consolidated total	261,241	378,264	356,818

      The capital expenditures in the above table represent the additions to fixed assets of each segment.
      The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics segment is managed as a single operating segment by Sony’s management. Effective for the year ended March 31, 2005, Sony has partly changed its product category configuration. The main changes are that AIWA product group has been moved from “Other” to “Audio” or “Video” or “Televisions”, and the set-top box product group has been moved from “Video” to “Televisions”. Accordingly,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
sales and operating revenue for the years ended March 31, 2003 and 2004 have been restated to conform to the presentation for the year ended March 31, 2005.

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Audio	784,114	675,496	571,864
Video	828,308	949,261	1,034,736
Televisions	981,655	925,501	957,122
Information and Communications	836,724	834,757	778,374
Semiconductors	204,710	253,237	246,314
Components	527,782	623,799	619,477
Other	460,888	576,217	578,349

Total	4,624,181	4,838,268	4,786,236

Geographic information -
      Sales and operating revenue which are attributed to countries based on location of customers for the years ended March 31, 2003, 2004 and 2005 and long-lived assets as of March 31, 2003, 2004 and 2005 are as follows:

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Sales and operating revenue:
Japan	2,093,880	2,220,747	2,100,793
U.S.A.	2,403,946	2,121,110	1,977,310
Europe	1,665,976	1,765,053	1,612,536
Other	1,309,831	1,389,481	1,468,977

Total	7,473,633	7,496,391	7,159,616

	March 31

	2003	2004	2005

	(Yen in millions)
Long-lived assets:
Japan	1,365,160	1,430,443	1,414,632
U.S.A.	713,524	671,534	662,120
Europe	164,459	211,147	183,620
Other	148,616	133,640	144,896

Total	2,391,759	2,446,764	2,405,268

      There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.
      Transfers between reportable business or geographic segments are made at arms-length prices.
      There are no sales and operating revenue with a single major external customer for the years ended March 31, 2003, 2004 and 2005.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following information shows sales and operating revenue and operating income by geographic origin for the years ended March 31, 2003, 2004 and 2005. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

	Year Ended March 31

	2003	2004	2005

	(Yen in millions)
Sales and operating revenue:
Japan —
Customers	2,247,030	2,352,923	2,249,548
Intersegment	2,433,998	2,514,698	2,575,093

Total	4,681,028	4,867,621	4,824,641
U.S.A. —
Customers	2,632,176	2,341,304	2,166,323
Intersegment	189,502	198,450	235,362

Total	2,821,678	2,539,754	2,401,685
Europe —
Customers	1,520,930	1,647,694	1,524,182
Intersegment	121,598	66,950	52,417

Total	1,642,528	1,714,644	1,576,599
Other —
Customers	1,073,497	1,154,470	1,219,563
Intersegment	789,444	813,798	804,721

Total	1,862,941	1,968,268	2,024,284
Elimination	(3,534,542)	(3,593,896)	(3,667,593)

Consolidated total	7,473,633	7,496,391	7,159,616

Operating income:
Japan	11,444	(69,875)	(765)
U.S.A.	98,762	85,290	72,414
Europe	62,206	78,822	12,186
Other	63,773	70,543	58,554
Corporate and elimination	(50,745)	(65,878)	(28,470)

Consolidated total	185,440	98,902	113,919

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

		Additions
	Balance at	charged to			Balance
	beginning	costs and	Deductions	Other	at end of
	of period	expenses	(Note 1)	(Note 2)	period

	(Yen in millions)
Year ended March 31, 2003:
Allowance for doubtful accounts and sales returns	120,826	87,330	(89,284)	(8,378)	110,494

Year ended March 31, 2004:
Allowance for doubtful accounts and sales returns	110,494	78,323	(65,281)	(10,862)	112,674

Year ended March 31, 2005:
Allowance for doubtful accounts and sales returns	112,674	56,863	(84,507)	2,679	87,709

Notes:

1.	Amounts written off.

2.	Translation adjustment.

	Balance at				Balance
	beginning		Deductions	Other	at end of
	of period	Additions	(Note 1)	(Note 2)	period

	(Yen in millions)
Year ended March 31, 2003:
Valuation allowance — Deferred tax assets	252,208	72,303	(189,843)	(18,600)	116,068

Year ended March 31, 2004:
Valuation allowance — Deferred tax assets	116,068	63,936	(39,199)	(13,228)	127,577

Year ended March 31, 2005:
Valuation allowance — Deferred tax assets	127,577	67,889	(104,670)	(1,686)	89,110

Note:

1.	Decrease resulting from the reversal of valuation allowances (see Note 20 of Notes to Consolidated Financial Statements) or utilization of deferred tax assets.

2.	Translation adjustment.