Form 20-F
period 2006-03-31
SONY CORP
filed 2006-09-01
CIK 313838

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006
Commission file number 1-6439
Sony Kabushiki Kaisha
(Exact name of Registrant as specified in its charter)

SONY CORPORATION	JAPAN
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
7-35, KITASHINAGAWA 6-CHOME, SHINAGAWA-KU,
TOKYO 141-0001, JAPAN
(Address of principal executive offices)
Securities registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares*	New York Stock Exchange
Common Stock**	New York Stock Exchange

*	American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents one share of Common Stock.
** No par value per share.

Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.
Securities registered pursuant to Section 12(g) of the Act.
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

(Title of Class)
    Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

	Outstanding as of

	March 31, 2006	March 30, 2006
Title of Class	(Tokyo Time)	(New York Time)

Common Stock	1,000,938,776
American Depositary Shares		145,074,404
    Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑  No ☐
    If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☑
    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑  No ☐
    Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-Accelerated Filer ☐
    Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☑
    If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☑
    In this document, Sony Corporation and its consolidated subsidiaries are together referred to as “Sony.” In addition, sales and operating revenue is referred to as “sales” in the narrative description except in the Consolidated Financial Statements.
    The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on August 30, 2006 was 117.07 yen = 1 U.S. dollar.
    As of March 31, 2006, Sony Corporation had 936 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method with respect to its 58 affiliated companies.

Cautionary Statement
      Statements made in this annual report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the Euro and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and music business); (iv) Sony’s ability to recoup large-scale investment required for technology development, increasing production capacity and by the Game segment for the development and introduction of a new platform; (v) Sony’s ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment; (vi) Sony’s ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, All Other and the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and music business in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful Asset Liability Management in the Financial Services segment; and (ix) the success of Sony’s joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.
      Important information regarding risks and uncertainties is also set forth elsewhere in this annual report, including in “Risk Factors” included in “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Legal Proceedings” included in “Item 8. Financial Information,” Sony’s Consolidated Financial Statements referenced in “Item 8. Financial Information,” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Item 1.	Identity of Directors, Senior Management and Advisers
      Not Applicable

Item 2.	Offer Statistics and Expected Timetable
      Not Applicable

Item 3.	Key Information
Selected Financial Data

	Fiscal Year Ended March 31

	2002		2003		2004		2005		2006

	(Yen in millions, Yen per share amounts)
Income Statement Data:
Sales and operating revenue	7,578,258		7,473,633		7,496,391		7,159,616		7,475,436
Operating income	134,631		185,440		98,902		113,919		191,255
Income before income taxes	92,775		247,621		144,067		157,207		286,329
Income taxes	65,211		80,831		52,774		16,044		176,515
Income before cumulative effect of accounting changes	9,332		115,519		90,628		168,551		123,616
Net income	15,310		115,519		88,511		163,838		123,616
Data per Share of Common Stock:
Income before cumulative effect of accounting changes
— Basic	10.21		125.74		98.26		180.96		122.58
— Diluted	10.18		118.21		89.03		162.59		116.88
Net income
— Basic	16.72		125.74		95.97		175.90		122.58
— Diluted	16.67		118.21		87.00		158.07		116.88
Cash dividends declared
Interim	12.50		12.50		12.50		12.50		12.50
	(10.07 cents	)	(10.50 cents	)	(11.37 cents	)	(12.12 cents	)	(10.36 cents	)
Fiscal year-end	12.50		12.50		12.50		12.50		12.50
	(9.78 cents	)	(10.53 cents	)	(11.26 cents	)	(11.29 cents	)	(11.04 cents	)
Depreciation and amortization*	354,135		351,925		366,269		372,865		381,843
Capital expenditures (additions to fixed assets)	326,734		261,241		378,264		356,818		384,347
Research and development costs	433,214		443,128		514,483		502,008		531,795
Balance Sheet Data:
Net working capital	778,716		719,166		381,140		746,803		569,296
Long-term debt	838,617		807,439		777,649		678,992		764,898
Stockholders’ equity	2,370,410		2,280,895		2,378,002		2,870,338		3,203,852
Total assets	8,185,795		8,370,545		9,090,662		9,499,100		10,607,753
Number of shares issued at fiscal year-end (thousands of shares of common stock)	919,744		922,385		926,418		997,211		1,001,680
Stockholders’ equity per share of common stock	2,570.31		2,466.81		2,563.67		2,872.21		3,200.85

*	Depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.

	Average*	High	Low	Period-End

	(Yen)
Yen Exchange Rates per U.S. Dollar:
Fiscal year ended March 31
2002	125.64	115.89	134.77	132.70
2003	121.10	115.71	133.40	118.07
2004	113.07	120.55	104.18	104.18
2005	107.49	114.30	102.26	107.22
2006	113.15	120.93	104.41	117.78
2006
January		117.55	113.96	116.88
February		118.95	115.82	115.82
March		119.07	115.89	117.48
April		118.66	113.79	113.79
May		113.46	110.07	112.26
June		116.42	111.66	114.51
July		117.44	113.97	114.44
August (through August 30)		117.31	114.21	117.07

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on August 30, 2006 was 117.07 yen = 1 U.S. dollar.

*	The average yen exchange rates represent average noon buying rates on the last business day of each month during the respective period.
Notes to Selected Financial Data:

1.	In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony’s operating income decreased by 5,156 million yen for the fiscal year ended March 31, 2005. Additionally, on April 1, 2004, Sony recognized a charge of 4,713 million yen (net of income taxes of 2,675 million yen) as a cumulative effect of an accounting change.

2.	In July 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. In accordance with Statement of Financial Accounting Standards (“FAS”) No. 128, “Earnings per Share”, Sony had not previously included in the computation of diluted earnings per share (“EPS”) the number of potential common stock issuable upon the conversion of contingently convertible debt instruments (“Co-Cos”) that had not met the conditions to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the stock acquisition rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2004 were restated. Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended

March 31, 2005 decreased by 7.26 yen and 7.06 yen, respectively, as a result of adopting EITF Issue No. 04-8.

3.	In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin (“ARB”) No. 51”. FIN No. 46 addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). Sony early adopted the provisions of FIN No. 46 on July 1, 2003. As a result of adopting the original FIN No. 46, Sony recognized a one-time charge with no tax effect of 2,117 million yen as a cumulative effect of accounting change in the consolidated statement of income, and Sony’s assets and liabilities increased by 95,255 million yen and 97,950 million yen, respectively. These increases were treated as non-cash transactions in the consolidated statement of cash flows. In addition, cash and cash equivalents increased by ¥1,521 million. Sony subsequently early adopted the provisions of FIN No. 46R, which replaced FIN No. 46, upon issuance in December 2003. The adoption of FIN No. 46R did not have an impact on Sony’s results of operations and financial position or impact the way Sony had previously accounted for VIEs.

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
      Sony’s Electronics segment produces consumer products that compete against products sold by an increasing number of competitors on the basis of factors including price. In order to produce products that appeal to changing and increasingly diverse consumer preferences, and to overcome the fact that a relatively high percentage of consumers already possess products similar to those that Sony offers, Sony’s Electronics and Game segments must develop superior technology, anticipate consumer tastes and rapidly develop attractive products. In the Electronics segment, Sony faces increasingly intense pricing pressure in a variety of consumer product areas. Sony’s sales and operating income depend on Sony’s ability to continue to develop and offer Electronics and Game products at competitive prices that meet changing and increasingly diverse consumer preferences.

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
      Sony’s businesses, particularly the Electronics and Game segments, compete in intensely competitive markets characterized by changing consumer preferences and rapid technological innovation. In order to be profitable in such markets, Sony is continuing to invest heavily in research and development and semiconductor fabrication equipment. Recent examples of such expenditures include research and development investment in 65 nanometer semiconductor process technology and related capital expenditures with IBM Corporation and Toshiba Corporation for production of the Cell chip within the Electronics segment for sale primarily to the Game segment, and an investment in a joint venture, S-LCD Corporation (“S-LCD”), with Samsung Electronics Co., Ltd. (“Samsung”) to produce 7th generation amorphous thin film transistor (“TFT”) LCD panels. In addition, in July 2006, Sony and Samsung signed the final contract regarding the manufacture of 8th generation TFT LCD Panels at S-LCD. The total amount of the investment required is expected to be approximately 1.9 billion U.S. dollars (approximately 50 percent of which will be borne by Sony). Sony may not be able to recover these investments, in part or in full, and its mid-term profitability could be adversely affected as a result. (Refer to “Trend Information” in “Item 5. Operating and Financial Review and Prospects.”)

Sony’s business reorganization efforts are costly and may not attain their objectives.
      Sony has engaged in significant reorganization initiatives in an effort to allocate managerial resources into core areas and improve operating efficiency and profitability. These efforts have included the concentration of resources into profitable businesses by withdrawing from or downsizing selected businesses. Other efforts include the execution of a plan to reduce costs including a reduction in the number of Sony’s employees around the world.
      On September 22, 2005, Sony announced its mid-term corporate strategy for the three fiscal years ending March 31, 2006 through March 31, 2008. This mid-term corporate strategy includes restructuring initiatives focused on the reduction in the number of business categories and the number of product models, the rationalization of manufacturing sites, the streamlining of administrative and headquarter functions, as well as the sale of non-core assets.
      In association with these restructuring initiatives 138.7 billion yen of restructuring charges were recorded for the fiscal year ended March 31, 2006. Sony anticipates the recording of 50 billion yen in restructuring charges for the fiscal year ending March 31, 2007.
      Restructuring charges are recorded in cost of sales, selling, general and administrative expenses and loss on sale, disposal or impairment of assets, net and thus decrease Sony’s consolidated operating and net income. Moreover, due to internal or external factors, the improved efficiencies and cost savings projected may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to a worsening of market conditions beyond expectations. Such possible internal factors could include, for example, a decision to implement new restructuring initiatives not already planned or a decision to increase research and development outlays or other investments beyond currently projected levels, either of which might increase total costs. Possible external factors could include, for example, increased burdens from regional labor regulations and union contracts that could prevent Sony from executing its restructuring initiatives as planned. Therefore, such reorganizations may not result in improved efficiency, increased ability to respond to market changes or reallocation of resources to more profitable activities. The inability to fully and successfully implement restructuring programs may cause Sony to have insufficient financial resources to carry out its research and development plans and to invest in targeted growth business areas.

Foreign exchange rate fluctuations can affect financial results because a large portion of Sony’s sales and assets are denominated in currencies other than the yen.
      Sony’s consolidated statements of income are prepared from the local currency-denominated financial results of each of Sony Corporation’s subsidiaries around the world which are translated into yen at the average market rate during each financial period. Sony’s consolidated balance sheets are prepared using local currency-denominated assets and liabilities of each of Sony Corporation’s subsidiaries around the world, which are translated into yen at the market rate at the end of each financial period. A large proportion of Sony’s consolidated financial results, assets and liabilities is accounted for in currencies other than the Japanese yen. For example, only 29.0 percent of Sony’s sales and operating revenue in the fiscal year ended March 31, 2006 were originally recorded in Japan. Accordingly, Sony’s consolidated results, assets and liabilities in Sony’s businesses that operate internationally, principally in its Electronics, Game and Pictures segments, may be materially affected by changes in the exchange rates of foreign currencies when translating into Japanese yen. In the fiscal year ended March 31, 2006, for example, Sony’s consolidated operating income prepared on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”) in yen increased from the preceding fiscal year by 67.9 percent; however, if Sony’s consolidated operating income had been prepared on a local currency basis, it would have increased by 23 percent. (Refer to “Operating Results” in “Item 5. Operating and Financial Review and Prospects.”) Operating results on a local currency basis described herein reflect sales and operating revenue and operating income obtained by applying the yen’s monthly average exchange rate in the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the current fiscal year. Foreign exchange fluctuations may have a negative impact on Sony’s results in the future, especially if the yen strengthens significantly against the U.S. dollar or Euro.

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
      In the Electronics and Game segments Sony places orders for components, determines production and plans inventory in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict. In the past Sony has experienced both a shortage of semiconductors, which resulted in Sony’s inability to meet demand for its personal computers (“PCs”) and audio visual products, and a surplus in certain semiconductors that resulted in the recognition of losses when semiconductor prices fell. Sony consumes a tremendous volume of parts and components for its products such as semiconductors and LCD panels. Consequently, market fluctuations may cause a shortage of parts and components, and may affect Sony’s production or the cost of goods sold. Sony’s profitability may also be adversely affected by supply or inventory shortages or inventory adjustments that, as a result of efforts to reduce inventory by temporarily halting production or by reducing the price of goods, will lead to an increase in the ratio of cost of sales to sales. Sony writes down the value of its inventory when components or products have become obsolete, when inventory exceeds the amount expected to be used, or when the value of the inventory is otherwise recorded at a higher value than net realizable value. Such inventory adjustments have had and, if Sony is not successful in managing its inventory in the future, will have a material adverse effect on Sony’s operating income and profitability. (For more information on sources of supply refer to “Sources of Supply” in “Item 4. Information on the Company.”)

Sony’s sales and profitability are sensitive to economic trends in Sony’s major markets.
      A consumer’s decision to purchase products such as those offered by Sony’s Electronics, Game and Pictures segments, as well as by companies within All Other, is to a very significant extent discretionary. Accordingly, weakening economic conditions or outlook can reduce consumption in any of Sony’s major markets, causing material declines in Sony’s sales and operating income. In the fiscal year ended March 31, 2006, 29.0 percent, 26.2 percent and 23.0 percent of Sony’s sales and operating revenue were attributable to Japan, the U.S. and Europe, respectively. If economic conditions in Japan, the U.S. or Europe deteriorate, or if the effects of international political and military instability depress consumer confidence, Sony’s short- to mid-term sales and profitability may be significantly adversely affected.

Large-scale investment is required within the Game and Electronics segments, particularly during the development and launch period of a new gaming platform.
      Within the Game segment, providing and developing products that maintain competitiveness over an extended life-cycle requires large-scale investment relating to research and development, particularly during the development and launch period of a new platform. In addition, large-scale investment relating to capital expenditures and research and development is also required within the Electronics segment for the fabrication and manufacture of key components, including semiconductors, used in products within the Game segment. Moreover, it is particularly important in the Game segment that these products be provided to consumers at competitive prices to ensure the favorable market penetration of the platform. Should the platform fail to achieve such favorable market penetration, there is a risk that part of, or the whole of, this investment will not be recouped, resulting in a significant negative impact on Sony’s mid-term profitability. In addition, even if Sony is able to sufficiently recoup its investment, it is probable that a significant negative impact on Sony’s operating results could occur during the launch period of the platform.
      An example of this kind of large-scale investment is the new PLAYSTATION®3 (“PS3”) platform scheduled to be launched in November 2006, related charges for which are anticipated to result in a significant loss within the Game segment for the fiscal year ending March 31, 2007, reflecting primarily an expected negative margin as a result of strategic pricing on PS3 hardware sales. In connection with this, during the fiscal year ended March 31, 2006, a write-down of approximately 25.0 billion yen for semiconductor components for use in PS3 was recorded within the Game segment.

Sony’s Game and Electronics segments are particularly sensitive to year-end holiday season demand.
      Since the Game segment offers a relatively small range of hardware products (including PlayStation®2 and PSPtm (PlayStation®Portable)) and a significant portion of overall demand is weighted towards the year-end holiday season, factors such as changes in the competitive environment, changes in market conditions, delays in the release of highly anticipated software titles and insufficient supply of hardware during the year-end holiday season can negatively impact the financial performance of the segment.
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

In addition to the need for maintaining a prudent and prescient Asset Liability Management, Sony’s Financial Services segment is subject to unrealized holding losses and valuation losses associated with market fluctuations, shifts in customers’ demand and a variability in claims, at Sony Life Insurance Co., Ltd., Sony Assurance Inc. and Sony Bank Inc., as well as mandatory contributions to the Life Insurance Policyholders Protection Corporation of Japan by Sony Life.
      Sony’s Financial Services segment faces rapid shifts in customer demand from more profitable protection-orientated products such as term insurance to less profitable savings-oriented products such as endowment insurance, as well as a risk of unpredictable increases in insurance claims. This segment also may incur valuation losses and unrealized holding losses if there is a decrease in the value of securities and other financial instruments purchased for investment purposes resulting from fluctuations in interest rates, foreign exchange rates, or in the equity markets. In addition, if it fails to conduct Asset Liability Management (“ALM”) in a prudent and prescient manner to pursue an optimal combination of possible risks and expected returns on investment assets, financing liabilities and underwriting risks on insurance policy benefits, Sony’s Financial Services segment may not be able to keep providing competitive products and services to customers on a long-term basis. Sony Life Insurance Co., Ltd. (“Sony Life”), which constitutes the largest portion of this segment, is also subject to mandatory contributed reserves for the Life Insurance Policyholders Protection Corporation of Japan (“PPC”), the organization that provides support to insolvent life insurance companies. Sony Life’s estimated required contribution based on the assessments made by the PPC is incorporated in other expenses within Sony Life’s statements of income and long-term liabilities in its balance sheets. If there are bankruptcies of life insurers, solvent life insurers including Sony Life may be required to contribute additional financial resources.

Sony’s Music business, Sony’s investment in SONY BMG MUSIC ENTERTAINMENT, and the Pictures segment are subject to digital piracy, which may become increasingly more prevalent with the development of new technologies.
      In Sony’s Music business, including its investment in SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), as well as in the Pictures segment, the development of digital technology has created new risks with respect to Sony’s ability to protect its copyrights. Advances in technology that enable the transfer and downloading of digital audio and visual files from the Internet without authorization from the owners of rights to such content threaten the conventional copyright-based business model by making it easier to create and redistribute unauthorized audio and visual files. Such unauthorized distribution has adversely affected sales and operating results within the Music business, as well as in Sony’s investment in SONY BMG, and threatens to adversely affect sales and operating income in the Pictures segment. These technological advances include new digital devices such as hard disk drive video and audio recorders, CD and DVD recorders and peer-to-peer digital distribution services. As a result, Sony has incurred and will continue to incur expenses to develop new services for the authorized digital distribution of music, movies and television programs and to combat unauthorized digital distribution of its copyrighted content. These initiatives will increase Sony’s near-term expenses and may not achieve their intended result.

Sony’s Music business and Sony’s investment in SONY BMG are dependent on establishing new artists, and together with Sony’s Pictures segment are subject to increasing prices for talent.
      The success of Sony’s Music business and Sony’s investment in SONY BMG is highly dependent on establishing artists that appeal to customers, and the competition with other entertainment companies for such talent is intense. If the Music business and SONY BMG are unable to find and establish new talented artists, sales, operating income and equity in net income (loss) of affiliated companies may be adversely affected. In addition, with respect to the Music business and the Pictures segment, as well as SONY BMG, Sony has experienced and may continue to experience significant increases in talent-related spending.

SONY BMG is subject to renewed regulatory approval from European Union competition authorities.
      In August 2004, Sony combined its recorded music business outside of Japan with the recorded music business of Bertelsmann AG forming SONY BMG, after approval from, among others, the European Commission competition authorities. On December 3, 2004, Impala, an international association consisting of 2,500 independent recorded music companies applied for annulment of the decision to clear the merger. On July 13, 2006, the European Court of First Instance overruled the Commission’s decision to allow the merger to go forward, requiring the Commission to re-examine the merger. While the Commission completes its reexamination, Sony continues to account for the results of Sony BMG under the equity method. If the Commission does not approve the merger and the previously combined company is forced to unwind the merger, Sony may incur significant costs and may not be able to achieve its objectives with respect to its recorded music business.

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
      The composition of Sony during the last several years has reflected a shift towards the establishment of joint ventures and strategic alliances in order to supplement or replace functions that were previously performed by divisions of Sony Corporation or wholly-owned subsidiaries, to mitigate the burden of substantial investments and to achieve operating efficiencies through cooperation with other companies.
      Sony currently has investments in several joint ventures, including Sony Ericsson Mobile Communications, AB (“Sony Ericsson”), S.T. Liquid Crystal Display Corporation (“ST-LCD”), a joint venture with Toyota Industries Corporation, and other companies. In April 2004, Sony established S-LCD, a joint venture with Samsung for the production of 7th generation amorphous TFT LCD panels. In August 2004, Sony combined its recorded music business outside of Japan with the recorded music business of Bertelsmann AG forming the jointly-owned company, SONY BMG. In April 2005, a consortium led by Sony Corporation of America and its equity partners, Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners, completed the acquisition of Metro-Goldwyn-Mayer Inc. (“MGM”). If Sony and its partners are not able to reach their common financial objectives successfully, Sony’s financial performance as a whole may be adversely affected. Sony’s financial performance may also be temporarily adversely affected by the establishment of those alliances, joint ventures and strategic investments even if Sony and its partners remain on course to achieve those common objectives. Recent examples of how Sony’s financial performance has been adversely affected in the course of these types of relationships are the equity in net losses recorded for MGM Holdings, Inc. and S-LCD during the fiscal year ended March 31, 2006 of 16.9 billion yen and 7.2 billion yen, respectively.

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
      Sony products, such as software (including software for mobile phone handsets) and electronic devices including semiconductors are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur, and as demand increases for digital equipment. At the same time product quality and liability issues present greater risks. Such issues may occur not only in relation to Sony’s own branded products but also in association with appliances and devices designed or manufactured for third parties. Sony’s efforts to manage the rapid advancements in technologies and increased demand, as well as to control product quality, may not be successful, and if they are not, Sony may incur expenses in connection with, for example, product recalls, service and lawsuits, and Sony’s brand image and reputation as a producer of high-quality products may suffer. An example of this includes the recall by Dell Inc. and Apple Computer Inc. of lithium-ion battery packs, containing battery cells originally manufactured by Sony, used in their notebook computers (refer to “Performance by Product Category” for “Electronics” within “Operating Results for the Fiscal Year Ended March 31, 2006” in “Item 5. Operating and Financial Review and Prospects”).

Sony may be adversely affected by its employee benefit obligations.
      Sony recognizes an unfunded pension obligation (in an amount equal to (i) its Projected Benefit Obligation (“PBO”) less (ii) the fair value of plan assets and accrued pension and severance costs) as a pension cost in a systematic and gradual manner over employees’ average remaining service periods as required under FAS No. 87, “Employers’ Accounting for Pensions.” Any decrease of pension asset value due to low returns from investments or increases in PBO due to a lower discount rate may increase unfunded pension obligations, resulting in an increase in pension expenses recorded as cost of sales or as a selling, general and administrative expense. Refer to Note 14 of Notes to Consolidated Financial Statements for more information regarding Sony’s pension and severance plans. Also refer to “Critical Accounting Policies” in “Item 5. Operating and Financial Review and Prospects.”
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

Sony may be accused of infringing others’ intellectual property rights.
      Sony’s products incorporate a wide variety of technologies. Claims have been and could be asserted against Sony that such technology infringes intellectual property owned by others, and the outcome of any such claim would be uncertain.

Sony is dependent upon certain intellectual property rights of others, and Sony may not be able to continue to obtain necessary licenses to employ technology covered by such rights.
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
      With the increasing necessity of pursuing quick business development and high operating efficiency with limited managerial resources, Sony increasingly procures from third-party suppliers components (including LCD panels for televisions), and technologies (such as operating systems for PCs). In addition, it consigns to external suppliers extensive activities including procurement, manufacturing, logistics, sales and other services. Reliance on outside sources increases the chance that Sony will be unable to prevent products from incorporating defective or inferior third-party technology or components. Products with such defects can adversely affect Sony’s consolidated sales and its reputation for quality products. This reliance on external suppliers may also expose Sony to the effects of suppliers’ insufficient compliance with applicable regulations or infringement of third-party intellectual property rights.

Sony is subject to environmental and occupational health and safety regulations that can increase the costs of operations or limit its activities.
      Sony is subject to environmental and occupational health and safety regulations relating to matters such as reductions or prohibitions in the use of harmful substances, comprehensive compliance and risk management practices in manufacturing activities and products, decreases in the level of standby power of certain products, protection of natural resources and remediation as a result of certain manufacturing operations and the recycling of products, batteries and packaging materials. The European Parliament and the Council of the European Union have published directives on waste electrical and electronic equipment and on the restriction of the use of certain hazardous substances in electrical and electronic equipment. Similar regulations are being formulated in other parts of the world including China.
      Since August 2005 these European directives have required electronics producers to bear the cost of collection, treatment, recovery and safe disposal of future products from end-users and beginning July 2006 require that new electrical and electronic equipment does not contain specified hazardous substances. Under the current situation where all individual member states have not yet adopted regulations based upon these directives, the compliance cost for Sony cannot precisely be estimated, but it could be substantial. In the event it is determined that Sony has not complied in a material way with certain environmental laws and regulations, Sony may incur remediation costs or sustain injury to its brand image. Sony’s activities also may be limited if Sony is unable to comply with such regulations, which could adversely affect Sony’s results.

Sony is subject to the risks of operations in different countries.
      A substantial portion of Sony’s activities are conducted outside Japan, including in developing and emerging markets. Sony operates its manufacturing subsidiaries in 20 countries and its sales subsidiaries in

43 countries. Countries where Sony manufactures its principal products are Japan, Malaysia, China, the U.S., the U.K., Singapore, Spain and Mexico.
      International operations bring challenges. Production in China and other Asian countries of electronics products increases the time necessary to supply products to Europe and the U.S., which can make it more difficult to meet changing customer demand and preferences. Concentration of the production of PC components in China and Taiwan could lead to production interruptions if a catastrophe or widespread contagion, similar to the spread of Severe Acute Respiratory Syndrome (“SARS”), occurs in the region. Further, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as instability in the Middle East resulting from the Iraq War, cultural and religious conflicts, foreign exchange controls, or unexpected legal or regulatory changes such as import or export controls, nationalization of assets or restrictions on repatriation of returns from foreign investments.

American Depositary Shareholders have fewer rights than shareholders and may not be able to enforce judgments based on U.S. securities laws.
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
      Sony Corporation is incorporated in Japan with limited liability. A substantial portion of the assets of Sony Corporation are located outside the U.S. As a result, it may be more difficult for investors to enforce against Sony Corporation judgments obtained in U.S. courts predicated upon the civil liability provisions of the Federal securities laws of the U.S. or judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the Federal securities laws of the U.S.

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
      In September 1970, Sony Corporation was listed on the New York Stock Exchange (the “NYSE”).
      In August 1979, Sony Corporation established Sony Prudential Life Insurance Co., Ltd. in Japan, currently Sony Life Insurance Co., Ltd. (“Sony Life”), as a 50:50 joint venture company between Sony Corporation and The Prudential Insurance Company of America. In March 1996, Sony Life became a wholly-owned subsidiary of Sony Corporation, and in April 2004, with the establishment of a financial holding company Sony Financial Holdings Inc. (“SFH”), Sony Life became a wholly-owned subsidiary of SFH.

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
      In November 1993, Sony established Sony Computer Entertainment Inc. (“SCEI”) in Japan.
      In January 2000, acquisition transactions by way of exchanges of stock were completed such that SMEJ, Sony Chemicals Corporation, and Sony Precision Technology Inc. became wholly-owned subsidiaries of Sony Corporation. In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which was intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”). All shares of subsidiary tracking stock were terminated and converted to shares of Sony’s common stock in December 2005. SCN was listed on the Mother’s market of the TSE in December 2005. Sony Corporation continues to hold a majority of shares of SCN.
      In October 2001, Sony Ericsson Mobile Communications, AB (“Sony Ericsson”), a 50:50 joint venture company between Sony Corporation and Telefonaktiebolaget LM Ericsson of Sweden, was established.
      In October 2002, Aiwa Co., Ltd. (“Aiwa”) became a wholly-owned subsidiary of Sony Corporation. In December 2002, Aiwa was merged into Sony Corporation.
      In June 2003, Sony Corporation adopted the “Company with Committees” system in line with the revised Japanese Commercial Code. (Refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees.”)
      In April 2004, Sony Corporation established SFH in Japan. Sony Life, Sony Assurance Inc., and Sony Bank became subsidiaries of SFH.
      In April 2004, S-LCD Corporation, a joint venture between Sony Corporation and Samsung Electronics Co., Ltd. of Korea, was established in Korea.
      In August 2004, Sony combined its worldwide recorded music business, excluding its recorded music business in Japan, with the worldwide recorded music business of Bertelsmann AG forming the 50:50 joint venture, SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”).
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

Principal Capital Investments
      In the fiscal years ended March 31, 2004, 2005 and 2006, Sony’s capital expenditures (additions to fixed assets on the balance sheets) were 378.3 billion yen, 356.8 billion yen and 384.3 billion yen, respectively. Sony’s capital expenditures are expected to be 460 billion yen during the fiscal year ending March 31, 2007. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects.” Sony invested approximately 140 billion yen in the semiconductor business during the fiscal year ended March 31, 2006. Sony plans to invest approximately 170 billion yen in the semiconductor business in the fiscal year ending March 31, 2007. To finance capital expenditures for the development and manufacturing of semiconductors such as Cell, a highly advanced processor that will be embedded in next-generation digital consumer electronics products, as well as capital expenditures related to other key devices, including display devices, Sony raised 250 billion yen through the issuance of Euro yen zero coupon convertible bonds in December 2003, as well as separate funds generated through self-financing. Refer to “Property, Plant and Equipment” below for a geographic distribution of these investments.
Business Overview

Important Changes during the Fiscal Year
      Effective April 1, 2005, Sony no longer breaks out its music business as a reportable segment as it no longer meets the materiality threshold. Accordingly, the results for Sony’s music business are now included within All Other and the results for the fiscal years ended March 31, 2004 and March 31, 2005 have been reclassified to All Other for comparative purposes. Results for the fiscal year ended March 31, 2006 in All Other include the results of SMEI’s music publishing business and SMEJ, excluding Sony’s Japan-based disc manufacturing business which, effective April 1, 2005, has been reclassified to the Electronics segment. However, results for the previous fiscal year in All Other include the consolidated results for SMEI’s recorded music business for the period through August 1, 2004, as well as the results for SMEI’s music publishing business and SMEJ excluding Sony’s Japan-based disc manufacturing business.
      On April 8, 2005, a consortium led by SCA and its equity partners, Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners, completed the acquisition of MGM. Under the terms of the acquisition agreement, the aforementioned investor group acquired MGM for 12.00 U.S. dollars in cash per MGM share, for a total purchase price of approximately 5.0 billion U.S. dollars. In conjunction with the acquisition, SPE entered into agreements to co-finance and produce new motion pictures with MGM, and to distribute MGM’s existing film and television content through SPE’s global distribution channels. MGM continues to operate under the Metro-Goldwyn-Mayer name as a private company headquartered in Los Angeles. As part of the acquisition, SCA invested 257 million U.S. dollars in exchange for 20 percent of the total equity capital. However, based on the percentage of common stock owned, Sony records 45 percent of MGM Holdings, Inc.’s net income (loss) as equity in net income of affiliated companies.
      In June 2006, MGM and SPE modified this arrangement with respect to the co-financing of motion pictures and further to allow MGM to bring its worldwide television distribution business in-house and to consolidate substantially all of its worldwide home entertainment distribution activities with another major studio.
      In August 2004, Sony combined its recorded music business outside of Japan with the recorded music business of Bertelsmann AG forming SONY BMG, after approval from, among others, the European Commission competition authorities. On December 3, 2004, Impala, an international association consisting of 2500 independent recorded music companies applied for annulment of the decision to clear the merger. On July 13, 2006, the European Court of First Instance overruled the Commission’s decision to allow the merger to go forward, requiring the Commission to re-examine the merger. While the Commission completes its reexamination, Sony continues to account for the results of Sony BMG under the equity method.
      Commencing April 1, 2005, Sony partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous fiscal year have been reclassified. The primary changes are as follows;

Main Product	Previous Product Category	New Product Category

Professional-use projector	“Televisions”	“Information and Communications”

Products and Services
      The following table sets forth Sony’s sales and operating revenue by operating segments. Figures in parentheses indicate percentage of sales and operating revenue.

	Fiscal Year Ended March 31

	2004		2005		2006

	(Yen in millions)
Electronics	4,858,631	(64.8)	4,806,494	(67.1)	4,763,555	(63.7)
Game	753,732	(10.1)	702,524	(9.8)	918,251	(12.3)

Pictures	756,370	(10.1)	733,677	(10.3)	745,859	(10.0)

Financial Services	565,752	(7.5)	537,715	(7.5)	720,566	(9.6)

All Other	561,906	(7.5)	379,206	(5.3)	327,205	(4.4)

Sales and operating revenue	7,496,391	(100.0)	7,159,616	(100.0)	7,475,436	(100.0)

Electronics
      The following table sets forth Sony’s Electronics segment sales and operating revenue by product categories. Figures in parentheses indicate percentage of sales and operating revenue.

	Fiscal Year Ended March 31

	2004		2005		2006

	(Yen in millions)
Audio	675,496	(13.9)	571,864	(11.9)	536,187	(11.3)
Video	949,320	(19.6)	1,036,328	(21.5)	1,021,325	(21.4)
Televisions	884,600	(18.2)	921,195	(19.2)	927,769	(19.5)
Information and Communications	878,855	(18.1)	816,150	(17.0)	842,537	(17.7)
Semiconductors	253,237	(5.2)	246,314	(5.1)	240,771	(5.0)
Components	623,799	(12.8)	619,477	(12.9)	656,768	(13.8)
Other	593,324	(12.2)	595,166	(12.4)	538,198	(11.3)

Electronics Total	4,858,631	(100.0)	4,806,494	(100.0)	4,763,555	(100.0)

Note:
Sony manages the Electronics segment as a single operating segment. However, Sony believes that the product category information in the Electronics segment is useful to investors in understanding the sales contributions of the products in this business segment.
      In the Electronics segment, Sony is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and professional markets. Sony’s principal manufacturing facilities are located in Japan, Malaysia, China, the U.S., Singapore, Spain and Mexico, and its products are marketed by sales subsidiaries and unaffiliated local distributors and sold through direct sales via the Internet throughout the world. In addition to internationalizing its production operations, Sony has been promoting the transfer of research and development activities and management functions overseas to bring its overseas operations into closer proximity to local communities and markets.

Audio:

“Audio” includes home audio, portable audio, car audio and car navigation systems.

Video:

“Video” includes video cameras, digital cameras, video decks, and DVD-Video players/recorders.

Televisions:

“Televisions” includes televisions incorporating cathode ray tubes (“CRTs”), rear-projection televisions, liquid crystal displays (“LCD”) televisions, and computer displays.

Information and Communications:

“Information and Communications” includes PCs, printer systems, broadcast- and professional-use audio, video and monitors and other professional-use equipment.

Semiconductors:

“Semiconductors” includes LCDs, charge coupled devices (“CCDs”) and other semiconductors.

Components:

“Components” includes optical pickups, batteries, audio/video/data recording media, and data recording systems.

Other:

“Other” includes sales to outside customers, such as sales of mobile phone handsets to Sony Ericsson by Sony EMCS Corporation (“Sony EMCS”), an Integrated Circuit (“IC”) card business, CD and DVD disc manufacturing and physical distribution businesses, and products and services that are not included in the above categories.
Game
      Sony Computer Entertainment Inc. (“SCEI”) develops, produces, markets and distributes PlayStation®, PS onetm, PlayStation®2 (“PS2”) and PSPtm (PlayStation®Portable) (“PSP”) hardware and related software in Japan, and is developing the PLAYSTATION®3 (“PS3”) computer entertainment system scheduled to be launched in November 2006. Sony Computer Entertainment America Inc. (“SCEA”) and Sony Computer Entertainment Europe Ltd. (“SCEE”) market and distribute PlayStation, PS one, PS2 and PSP hardware, and develop, produce, market and distribute related software in the U.S. and Europe. SCEI, SCEA and SCEE enter into licenses with third-party software developers.
Pictures
      Global operations in the Pictures segment encompass motion picture production, acquisition and distribution; television production, acquisition and distribution; home entertainment production, acquisition and distribution; television broadcasting; digital content creation and distribution; and operation of studio facilities.
      SPE’s motion picture arm, the Columbia TriStar Motion Picture Group, includes SPE’s principal motion picture production organizations, Columbia Pictures, TriStar Pictures, Screen Gems and Sony Pictures Classics, as well as Sony Pictures Home Entertainment, Sony Pictures Releasing and Sony Pictures Releasing International. SPE also holds a 7.5 percent equity interest in Revolution Studios and has the rights to market and distribute its motion picture product throughout most of the world. Upon delivery of Revolution Studios’ films, SPE advances a portion of the production cost and then incurs distribution and marketing costs in those markets where SPE distributes. SPE retains a fee for its distribution services in addition to its participation in

Revolution Studios’ profits and losses as a result of its equity ownership stake. In conjunction with the acquisition of MGM in April 2005 by SCA and its equity partners, SPE entered into agreements to co-finance and produce new motion pictures with MGM and to distribute MGM’s existing film and television content through SPE’s global distribution channels.
      In June 2006, MGM and SPE modified this arrangement with respect to the co-financing of motion pictures and further to allow MGM to bring its worldwide television distribution business in-house and to consolidate substantially all of its worldwide home entertainment distribution activities with another major studio.
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
      Sony Pictures Digital operates SPE’s digital content creation and distribution businesses including Sony Online Entertainment, as well as operating Sony Pictures Imageworks and Sony Pictures Animation.
      SPE manages a studio facility, Sony Pictures Studios, which includes post production facilities, at SPE’s world headquarters in Culver City, California. A second studio facility, The Culver Studios, which was owned and operated by SPE, was sold by SPE in April 2004. SPE initially leased back a portion of this facility for a two-year period and subsequently extended the lease for an additional one-year period expiring April 20, 2007.
Financial Services
      In the Financial Services segment, on April 1, 2004 Sony established a wholly-owned subsidiary, SFH, a holding company for Sony Life, Sony Assurance Inc. (“Sony Assurance”) and Sony Bank Inc. (“Sony Bank”), with the aim of integrating various financial services including savings and loans, and offering individual customers high value-added products and high-quality services.
      Sony conducts insurance operations primarily through Sony Life, a Japanese life insurance company, and Sony Assurance, a Japanese non-life insurance company, both wholly-owned by SFH. Sony also operates an Internet-based banking business in Japan through Sony Bank, which is an 88 percent owned subsidiary of SFH. Aside from SFH, Sony is also engaged in a leasing and credit financing business in Japan through Sony Finance International Inc. (“Sony Finance”), a wholly-owned subsidiary of Sony Corporation.
All Other
      All Other is mainly comprised of SMEJ, a Japanese domestic recorded music business that produces recorded music and music videos through contracts with many artists in all musical genres; SMEI’s music publishing business, which owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use; Sony Communication Network Corporation (“SCN”), an Internet-related service business subsidiary operating mainly in Japan; an in-house facilities management business in Japan; and an advertising agency business in Japan.

Sales and Distribution
      The following table shows Sony’s sales in each of its major markets for the periods indicated. Figures in parentheses indicate the percentage of worldwide sales and operating revenue for which the particular market accounts.

	Fiscal Year Ended March 31

	2004		2005		2006

	(Yen in millions)
Japan	2,220,747	(29.6)	2,100,793	(29.3)	2,168,723	(29.0)
United States	2,121,110	(28.3)	1,977,310	(27.6)	1,957,644	(26.2)
Europe	1,765,053	(23.6)	1,612,536	(22.6)	1,715,704	(23.0)
Other Areas	1,389,481	(18.5)	1,468,977	(20.5)	1,633,365	(21.8)

Sales and operating revenue	7,496,391	(100.0)	7,159,616	(100.0)	7,475,436	(100.0)

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
      Sales in the Electronics segment are particularly seasonal and also vary significantly with the timing of new product introductions and economic conditions of each country. Sales for the third quarter ending December 31 of each fiscal year are generally higher than other quarters of the same fiscal year due to demand in the year-end holiday season.

Japan:

Sony Marketing (Japan) Inc. markets consumer electronics products through retailers and also markets professional electronics products and services. For electronic components, Sony sells products directly to wholesalers and manufacturers.

United States:

Sony markets its electronics products and services through Sony Electronics Inc. and other wholly owned subsidiaries in the U.S.

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

Game
      SCEI, SCEA, SCEE and subsidiaries in Asia market and distribute PlayStation, PS one, PS2, and PSP entertainment hardware and related software.
      Sales in the Game segment are dependent on the timing of the introduction of attractive software and a significant portion of overall demand is weighted towards the year-end holiday season.
Pictures
      SPE, with global operations in 72 countries, generally retains all rights relating to the worldwide distribution of its internally produced motion pictures, including rights for theatrical exhibition, videocassette, DVD and Blu-ray distribution, pay and free television exhibition and other markets. SPE also acquires distribution rights to motion pictures produced by other companies, and jointly produces films with other studios or production companies. These rights may be limited to particular geographic regions, specific forms of media or period of time. SPE uses its own distribution service business, Sony Pictures Releasing, for the U.S. theatrical release of its films and for the theatrical release of films acquired from and produced by others.
      Outside the U.S., SPE generally distributes and markets its films through one of its Sony Pictures Releasing International subsidiaries. In certain countries, however, SPE has joint distribution arrangements with other studios or arrangements with independent local distributors.
      SPE’s theatrical release strategy focuses on offering a diverse slate of films with a mix of genres, talent and budgets. For the fiscal year ending March 31, 2007, 48 films are currently slated for release by SPE, including 16 films under the Columbia banner, six films under the Screen Gems or TriStar banner, 19 Sony Pictures Classics releases, five Revolution Studios releases, and two films co-financed with MGM. SPE has a motion picture library of more than 3,500 feature films, including 12 with Best Picture Academy Awards®. Currently, SPE is converting its library (including acquired product) to a digital format and approximately 2,000 titles have been converted. In addition, SPE and four other motion picture studios are equal investors in Movielink LLC, an online movie download service offering feature films on an on-demand basis.
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
      SPE produces local language programming in key markets around the world, some of which are co-produced with local partners and sells SPE-owned formats in approximately 25 countries. This programming, along with SPE’s library of television programming and motion pictures, is licensed to affiliated and independent stations and broadcasters in the U.S., and to affiliated and independent international television stations and other broadcasters throughout the world. In the U.S., SPE owns and operates the cable channel GSN (formerly Game Show Network) jointly with Liberty Media Corporation. SPE also has investments in more than 40 international networks, which are available in more than 100 countries worldwide.
Financial Services
      Sony Life conducts a life insurance business primarily in Japan, utilizing Sony Life’s highly trained Lifeplanner® life insurance professionals and independent agencies to serve individual customers. Sony Life provides tailor-made life insurance products that are optimized for each customer. In order to provide a sense of reassurance to its diversified customer base, Sony Life provides an extensive lineup of products and services supplemented with consulting and after-sales follow-up. As of March 31, 2006, Sony Life employed 3,826 Lifeplanner life insurance professionals. Sony Life maintains an extensive service network including 83 Lifeplanner branch offices, 26 regional sales offices, and 2,264 independent agencies in Japan. In addition, Sony has aimed to apply Sony Life’s insurance expertise in countries other than Japan, operating Sony Life Insurance (Philippines) Corporation in the Philippines since November 1999.

      Sony Assurance has conducted a non-life insurance business in Japan since October 1999 utilizing a “direct insurance provider” business model. As a direct insurance provider, Sony Assurance communicates directly with customers over the telephone or via the Internet. These one-to-one relationships help to provide a clear understanding of customers’ opinions and needs, which Sony Assurance can reflect in its product and service offerings. Sony Assurance principally sells automobile insurance, as well as medical and cancer insurance.
      Sony Bank has conducted banking operations in Japan since June 2001 and, as a general rule, provides its services via the Internet 24 hours a day, 365 days a year. Sony Bank has developed new products and services in a proactive and flexible manner based on its consistent policy of providing financial services, primarily for asset management, to independent individual customers. Sony Bank’s main product and service lineups now include yen deposits, foreign currency deposits in eight currencies, investment trusts, and mortgage loans. By using the MONEYKit tool, Sony Bank’s transaction channel, account holders can invest and manage assets according to their life plans over the Internet.
      Sony Finance conducts a leasing business for corporations, and a consumer financing business including “My Sony Card,” a credit card for individual customers, through Sony’s electronic retailers and other affiliated partners.
All Other
      SMEJ produces, markets, and distributes CDs, MDs, DVDs, and pre-recorded audio and video software. SMEJ conducts business in Japan under “Sony Records,” “Epic Records,” “Ki/oon Records,” “SMEJ Associated Records,” “Defstar Records,” and other labels.
      SMEI owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business in countries other than Japan primarily under the Sony/ ATV Music Publishing name.
      SCN provides Internet broadband network services to subscribers as well as creating and distributing content through its portal service to various platforms including PCs, mobile phones and other home electronics devices including TVs and game consoles. Both fee-based and charge-free services are provided via these content distribution platforms.

Sources of Supply
      Sony pursues procurement of raw materials, parts and components to be used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Generally, Sony maintains multiple suppliers for most significant categories of parts and components.
      However, when raw materials, parts and components become scarce, the cost of production rises. For example, the recent sharp rise in the market price of copper has the potential to proportionately affect the cost of parts that utilize copper such as printed circuit boards and power cables. In addition, there is growing concern that the price of resin may rise resulting in an increase to the cost of plastic parts.

After-Sales Service
      In the Electronics and Game segments, Sony provides repair and servicing functions in the areas where its products are sold. Sony provides these services through its own service centers, factories, authorized independent service centers, authorized servicing dealers and subsidiaries.
      In line with the industry practices of the electronics and game businesses, almost all of Sony’s products sold in Japan carry a warranty, generally for a period of one year from the date of purchase, covering repairs, free of charge, in the case of a malfunction in the course of ordinary use of the product. In the case of broadcast- and professional-use products, Sony maintains support contracts with customers in addition to warranties. Overseas warranties are generally provided for various periods of time depending on the product and the area in which it is marketed.
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
      The Game segment is in a historically volatile and highly dynamic industry and SCEI’s competitive position is affected by changing technology and product introductions, limited platform life cycles, popularity of software titles, seasonality, consumer spending and other economic trends. To be successful in the game industry, it is important to win customer acceptance of SCEI’s format.
      In the Pictures segment, SPE faces intense competition from other major motion picture studios and, to a lesser extent, from independent production companies. SPE must compete to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products. SPE also competes to attract the attention of audiences worldwide and to obtain exhibition and distribution outlets and optimal release dates for its products. Competition in television production, distribution, and syndication is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast networks, cable, and other independent television stations both in the U.S. and internationally. Furthermore, broadcast networks are increasingly producing their own shows internally. This competitive environment has resulted in fewer opportunities to produce shows for networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings.
      In the Financial Services segment, it is critical for Sony Life, Sony Assurance and Sony Bank to maintain customer confidence and satisfaction. To be credible and competitive in the financial services market, it is important to maintain a strong and healthy financial foundation for the business as well as to meet diversifying customer needs. Sony Life has maintained a high solvency margin ratio, based on a Japanese domestic criteria that stipulates the maintenance of a certain level of solvency margin ratio in order for the business to be evaluated as financially sound, and differentiates itself from competitors through its unique needs-based consulting sales approach from its Lifeplanner sales force, Sony Life’s team of highly trained life insurance professionals. Sony Assurance, through direct communications over the telephone or via the Internet, endeavors to provide products and services that customers recognize as clearly distinctive from other companies’ offerings and has maintained a leading position in the direct-type of non-insurance business in

Japan. Sony Assurance also has maintained a high solvency margin ratio based on the aforementioned Japanese domestic criteria. Sony Bank has strengthened its financial base and has maintained an adequate capital adequacy ratio based on Japanese domestic criteria concerning this ratio. By taking advantage of the special characteristics of the Internet, Sony Bank, as an Internet bank for independent individual customers’ asset management, offers a variety of unique products and services. Sony Finance faces competitive pressure to achieve a leading position in the new arena of secure payment systems on the Internet by utilizing new technology.
      Within All Other, success at SMEJ is dependent to a large extent upon the artistic and creative abilities of employees and outside talent and is subject to the vagaries of public taste. SMEJ’s future competitive position depends on its continuing ability to attract and develop artists who can achieve a high degree of public acceptance. SCN faces competition in Japan from many existing large companies, as well as from new entrants to the market. Telecommunication companies that possess a large Internet-ready infrastructure and other entrants that compete solely on the basis of price have created a market in which competitive price reductions are the norm. Rapid technological advancement has created many new opportunities but it has also increased the rate at which new and more efficient services must be brought to market to earn customer approval. Customer price elasticity is high, and users are able to change Internet service providers with increasing ease. The penetration of mobile Internet services provided by telecommunications companies may also provide a substitute to the home-centric Internet service provided by SCN.

Government Regulations
      Sony’s business activities are subject to various governmental regulations in countries in which it operates, including regulations relating to business/investment approvals, import and export regulations including customs and export control, antitrust, intellectual property, consumer and business taxation, exchange controls, personal information protection, and environmental and recycling requirements.
      In Japan, insurance and banking businesses are subject to approvals and oversight from the Financial Services Agency. In addition, telecommunication businesses are subject to approvals from the Ministry of Internal Affairs and Communications.
      Sony is also subject to environmental and occupational health and safety regulations in the jurisdictions in which it operates, particularly those in which it has manufacturing, research, or similar operations in its Electronics and Game segments. Refer to “Risk Factors” in “Item 3. Key Information.”

Organizational Structure
      The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

	Country of	(As of March 31, 2006)
Name of company	incorporation	Percentage owned

Sony EMCS Corporation	Japan	100.0
Sony Semiconductor Kyushu Corporation	Japan	100.0
Sony Marketing (Japan) Inc.	Japan	100.0
Sony Computer Entertainment Inc.	Japan	100.0
Sony Financial Holdings, Inc.	Japan	100.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Americas Holding Inc.	U.S.A.	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony DADC US Inc.	U.S.A.	100.0
Sony Computer Entertainment America Inc.	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Sony Europe Holding B.V.	Netherlands	100.0
Sony Europe G.m.b.H.	Germany	100.0
Sony United Kingdom Ltd.	U.K.	100.0
Sony Computer Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Holding (Asia) B.V.	Netherlands	100.0
Sony Electronics Asia Pacific Pte. Ltd.	Singapore	100.0
Property, Plant and Equipment
      Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land in and on which they are located are owned by Sony, free from significant encumbrances.

      The following table sets forth information as of March 31, 2006 with respect to plants for the manufacturing of products for the Electronics segment and for the Game segment with floor space of more than 500,000 square feet:

	Approximate
Location	floor space	Principal products manufactured

	(square feet)
In Japan:

Nagasaki (Sony Semiconductor Kyushu Corporation
— Nagasaki TEC)	2,232,000	Semiconductors

Kokubu, Kagoshima (Sony Semiconductor Kyushu Corporation
— Kagoshima TEC)	1,132,000	Semiconductors

Kumamoto (Sony Semiconductor Kyushu Corporation
— Kumamoto TEC)	980,000	Semiconductors

Kohda, Aichi (Sony EMCS Corporation — Kohda TEC)	957,000	Video cameras, digital cameras, Memory Sticks, and printers

Inazawa, Aichi (Sony EMCS Corporation — Inazawa TEC)	862,000	LCD televisions

Kanuma, Tochigi (Sony Chemicals Corporation)	843,000	Magnetic tapes, adhesives, and electronic components

Ichinomiya, Aichi (Sony EMCS Corporation — Ichinomiya TEC)	833,000	Rear projection televisions, and digital cameras

Tochigi, Tochigi (Sony Energy Devices Corporation)	609,000	Magnetic and optical storage media and batteries

Kisarazu, Chiba (Sony EMCS Corporation — Kisarazu TEC)	601,000	DVD Recorders and PCs

Koriyama, Fukushima (Sony Energy Devices Corporation)	581,000	Batteries

Kosai, Shizuoka (Sony EMCS Corporation — Kosai TEC)	562,000	Broadcast- and professional-use video equipment

Minokamo, Gifu (Sony EMCS Corporation — Minokamo TEC)	542,000	Video cameras, digital cameras, mobile phones, and modules

	Approximate
Location	floor space	Principal products manufactured

	(square feet)
Overseas:

Pittsburgh, Pennsylvania, U.S.A. (Sony Electronics Inc.)	2,820,000	Rear projection televisions

San Diego, California, U.S.A. (Sony Electronics Inc.)	1,249,000	CRTs

Wuxi, China (Sony Electronics (Wuxi) Co., Ltd., Sony Digital Products (Wuxi) Co., Ltd. and Sony (China) Ltd.)	1,160,000	Batteries, televisions, PCs, and digital cameras

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	988,000	Audio equipment and data storage systems

Huizhou, China (Sony Precision Devices (Huizhou) Co., Ltd.)	985,000	Optical pickups and DVD players

Tijuana, Mexico (Sony de Tijuana Este, S.A. de C.V.)	935,000	LCD televisions, rear projection televisions, TV tuners, computer displays, and audio equipment

Dothan, Alabama, U.S.A. (Sony Electronics Inc.)	809,000	Magnetic tape products and polarized film for LCD

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	797,000	CRT televisions, rear projection televisions, TV tuners, DVD players, and VTRs

Jurong, Singapore (Sony Display Device (Singapore))	786,000	CRTs

Pencoed, Wales, U.K. (Sony Manufacturing Company U.K.)	707,000	Broadcast cameras and professional-use displays

Terre Haute, Indiana, U.S.A. (Sony Music Entertainment Inc.)	665,000	CDs, CD-ROMs, DVDs, and DVD-ROMs

Nuevo Laredo, Mexico (Sony Electronics Inc.)	608,000	Magnetic storage media and batteries

Pitman, New Jersey, U.S.A. (Sony Music Entertainment Inc.)	568,000	CDs, CD-ROMs, DVDs, and DVD-ROMs

Viladecavallas, Spain (Sony Espana, S.A.)	566,000	LCD televisions, TV components, projectors, and flat panel televisions

      Sony plans to increase its semiconductor manufacturing capacity at Sony Semiconductor Kyushu Corporation. Sony plans to invest 170.0 billion yen in semiconductor fabrication facilities and equipment during the fiscal year ending March 31, 2007. This investment includes investment in the production capacity for chips used for PS3, LCD televisions, LCD rear projection televisions, and mobile products.
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
      SPE’s corporate offices and motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates a studio facility, Sony Pictures Studios. A second studio facility, The Culver Studios, which was owned and operated by SPE was sold by SPE in April 2004. SPE initially leased back a portion of this facility for a two-year period and subsequently extended the lease for an additional one-year period expiring April 20, 2007. SPE also leases office space and motion picture and television support facilities from affiliates of Sony Corporation and other third parties in various worldwide locations. SPE’s film and videotape storage operations are located in various leased locations in the U.S. and Europe.
      In December 2001, SCA entered into a lease with a Variable Interest Entity, which is consolidated by Sony, for its corporate headquarters. Sony has the option to purchase the building at any time during the lease term which expires in December 2008. The aggregate floor space of this building is approximately 723,000 square feet.

Item 5.	Operating and Financial Review and Prospects
OPERATING RESULTS
Operating Results for the Fiscal Year Ended March 31, 2006 compared with the Fiscal Year Ended March 31, 2005
Overview
      After translation of Sony’s financial results into yen (the currency in which Sony’s financial statements are prepared), in accordance with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”), Sony’s sales and operating revenue (“sales”) for the fiscal year ended March 31, 2006 increased 4.4 percent compared with the previous fiscal year. On a local currency basis (regarding references to results of operations expressed on a local currency basis, refer to “Foreign Exchange Fluctuations and Risk Hedging” below), sales for the fiscal year increased slightly. The 4.4 percent increase is mainly due to an increase in revenues within the Financial Services segment, as a result of an improvement in gains and losses on investments at Sony Life Insurance Co., Ltd. (“Sony Life”) due to the favorable Japanese domestic equity market conditions, and increased sales within the Game segment, as the result of the contribution from PSPtm (PlayStation® Portable) (“PSP”). In the Electronics segment, although sales benefited from the depreciation of the yen and there was an increase in sales of liquid crystal display (“LCD”) televisions, sales to outside customers decreased 0.9 percent compared with the previous fiscal year. There was a decline in sales of CRT televisions, due to a continued shift in demand towards flat panel televisions, and in plasma televisions, where new product development has been terminated.
      Operating income increased 67.9 percent compared with the previous fiscal year. On a local currency basis, operating income increased approximately 23 percent compared with the previous fiscal year. Operating income includes a one-time net gain of 73.5 billion yen, which resulted from the transfer to the Japanese Government of the substitutional portion of Sony’s Employee Pension Fund. Of this, a gain of 64.5 billion yen was recorded within the Electronics segment. In the Financial Services segment, operating income increased due to an improvement in gains and losses on investments at Sony Life resulting from the above-mentioned favorable Japanese domestic equity market conditions. In the Electronics segment, although restructuring charges increased compared with the previous fiscal year, the amount of operating loss decreased as a result of a net gain resulting from the transfer to the Japanese Government of the substitutional portion of Sony’s Employee Pension Fund mentioned above and favorable exchange rates. Operating income within the Game segment declined primarily as a result of an increase in research and development costs associated mainly with PLAYSTATION®3 (“PS3”). In the Pictures segment, operating income also declined due to lower worldwide theatrical and home entertainment revenues on feature films.
Restructuring
      In the fiscal year ended March 31, 2006, Sony recorded restructuring charges of 138.7 billion yen, an increase from the 90.0 billion yen recorded in the previous fiscal year. The primary restructuring activities were in the Electronics segment and All Other.
      Of the total 138.7 billion yen, Sony recorded 48.3 billion yen in personnel-related costs. This expense was incurred because 5,700 people, mainly in Japan, the U.S. and Western Europe, left Sony primarily through early retirement programs.
      For more detailed information about restructuring, please refer to Note 17 of Notes to the Consolidated Financial Statements.
Electronics
      Restructuring charges in the Electronics segment for the fiscal year ended March 31, 2006 were 125.8 billion yen, compared to 83.2 billion yen in the previous fiscal year.
      Due to the worldwide market shrinkage and demand shift from CRT televisions to plasma and LCD panel televisions, Sony has been implementing a worldwide plan to rationalize CRT and CRT television production facilities and has been downsizing its business over several years. In the fiscal year ended March 31, 2006, as part of this restructuring program, Sony recorded a non-cash impairment charge of 25.5 billion yen for CRT TV display manufacturing facilities located in the U.S. The impairment charge was calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. The charge was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.
      In addition to the above restructuring efforts, Sony undertook several headcount reduction programs to further reduce operating costs in the Electronics segment. As a result of these programs, Sony recorded restructuring charges of 45.1 billion yen for the fiscal year ended March 31, 2006, and these charges were included in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. The remaining liability balance as of March 31, 2006 was 19.4 billion yen and will be paid through the fiscal year ending March 31, 2007. Sony will continue seeking the appropriate headcount level to optimize the workforce in the Electronics segment.
All Other
      Restructuring charges within All Other for the fiscal year ended March 31, 2006 were 10.4 billion yen, compared to 5.3 billion yen recorded in the previous fiscal year. The main component of the restructuring charges recorded during the fiscal year ended March 31, 2006 was an 8.5 billion yen asset impairment write-down associated with the sale of the Metreon, a U.S. entertainment complex.

Operating Performance

	Fiscal Year Ended
	March 31

	2005	2006	Percent change

	(Yen in billions)
Sales and operating revenue	7,159.6	7,475.4	+4.4%
Operating income	113.9	191.3	+67.9
Income before income taxes	157.2	286.3	+82.1
Equity in net income of affiliated companies	29.0	13.2	-54.6
Net income	163.8	123.6	-24.5
Sales
      Sales for the fiscal year ended March 31, 2006 increased by 315.8 billion yen, or 4.4 percent, to 7,475.4 billion yen compared with the previous fiscal year. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.
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
Cost of Sales and Selling, General and Administrative Expenses
      Cost of sales for the fiscal year ended March 31, 2006 increased by 151.3 billion yen, or 3.0 percent, to 5,151.4 billion yen compared with the previous fiscal year, and increased from 76.2 percent to 77.0 percent as a percentage of sales. Year on year, the cost of sales ratio increased from 81.8 percent to 81.9 percent in the Electronics segment, increased from 73.0 percent to 80.4 percent in the Game segment, and increased from 58.7 percent to 60.2 percent in the Pictures segment.
      In the Electronics segment, there was a deterioration in the cost of sales ratio for several products, in particular image sensors and CRT televisions. In the Game segment, there was an increase in the cost of sales ratio as a result of research and development costs associated with PS3. In the Pictures segment, the cost of sales ratio also increased primarily due to lower worldwide theatrical and home entertainment revenues on feature films.
      There was a decrease in personnel-related costs included in cost of sales of 9.8 billion yen, primarily within the Electronics segment, compared with the previous fiscal year.
      Research and development costs (all research and development costs are included within cost of sales) for the fiscal year ended March 31, 2006 increased by 29.8 billion yen to 531.8 billion yen compared with the previous fiscal year. The ratio of research and development costs to sales was 7.9 percent compared to 7.6 percent in the previous fiscal year.
      Selling, general and administrative expenses for the fiscal year ended March 31, 2006 decreased by 8.0 billion yen, or 0.5 percent, to 1,527.0 billion yen compared with the previous fiscal year. The ratio of selling, general and administrative expenses to sales improved from 23.2 percent in the previous fiscal year to 22.6 percent. Year on year, the ratio of selling, general and administrative expenses to sales improved from 19.0 percent to 18.1 percent in the Electronics segment and from 21.0 percent to 18.7 percent in the Game segment. On the other hand, the ratio of selling, general and administrative expenses to sales increased from 32.5 percent to 36.0 percent in the Pictures segment.

      Personnel-related costs in selling, general and administrative expenses decreased by 60.4 billion yen compared with the previous fiscal year mainly due to a decrease in severance-related expenses in the Electronics segment resulting from the implementation of restructuring initiatives. In addition, advertising and publicity expenses for the fiscal year increased by 59.8 billion yen compared with the previous fiscal year. This was due to the fact that advertising and publicity expenses increased, primarily within the Pictures and Game segments.
      Loss on sale, disposal or impairment of assets, net was 73.9 billion yen, compared with 28.0 billion in the previous fiscal year. This increase was as a result of losses recorded on the sale, disposal and impairment of CRT and CRT television production equipment in the Electronics segment, as well as an asset impairment write-down associated with the sale of the Metreon, a U.S. entertainment complex.
Operating Income
      Operating income for the fiscal year ended March 31, 2006 increased by 77.3 billion yen, or 67.9 percent, to 191.3 billion yen compared with the previous fiscal year. The operating income margin increased from 1.6 percent to 2.6 percent. In descending order by amount of financial impact, the Financial Services segment, the Pictures segment, All Other and the Game segment contributed to operating income. On the other hand, although there was a net gain from the transfer to the Japanese Government of the substitutional portion of Sony’s Employee Pension Fund and the depreciation of the yen, the Electronics segment recorded an operating loss mainly due to a decrease in sales to outside customers, an increase in loss on sale, disposal or impairment of assets and a deterioration in the cost of sales ratio associated with a decline in unit selling prices. For a further breakdown of operating income for each segment, please refer to “Operating Performance by Business Segment” below.

Other Income and Expenses
      In the consolidated results for the fiscal year ended March 31, 2006, other income increased by 56.0 billion yen, or 57.4 percent, to 153.6 billion yen, while other expenses increased by 4.2 billion yen, or 7.7 percent, to 58.5 billion yen, compared with the previous fiscal year. The net amount of other income and other expenses was net other income of 95.1 billion yen, an increase of 51.8 billion yen, compared with the previous fiscal year.
      The gain on change in interest in subsidiaries and equity investees increased by 44.5 billion yen, or 272.7 percent compared to the previous fiscal year to 60.8 billion yen. This was mainly the result of a gain of 21.5 billion yen on the change in interest in subsidiaries and equity investees resulting from the initial public offering of Sony Communication Network Corporation (“SCN”), a gain of 20.6 billion yen on the change in interest resulting from the partial sale of Sony’s investment in Monex Beans Holdings, Inc., and gains of 12.0 billion yen and 6.6 billion yen respectively on the change of interest at So-net M3 Inc., a consolidated subsidiary of SCN and at DeNA Co., Ltd., an equity affiliate of SCN accounted for by the equity method.
      Interest and dividends of 24.9 billion yen was recorded in the fiscal year ended March 31, 2006 an increase of 10.2 billion yen, or 69.5 percent, compared with the previous year. This increase was mainly the result of an increase in interest received resulting from an improvement in the rate of return on overseas investments.
      For the fiscal year ended March 31, 2006, interest payments totaling 29.0 billion yen were recorded, an increase of 4.4 billion yen, or 18.0 percent, compared with the previous year.
      In addition, a net foreign exchange loss of 3.1 billion yen was recorded in the fiscal year ended March 31, 2006, compared to a net foreign exchange loss of 0.5 billion yen recorded in the previous fiscal year. The net foreign exchange loss was recorded because the value of the yen, especially during the first and third quarters of the fiscal year ended March 31, 2006, was lower than the value of the yen at the time that Sony entered into foreign exchange forward contracts and foreign currency option contracts. These contracts are entered into by Sony to mitigate the foreign exchange rate risk to cash flows that arises from settlements of foreign currency denominated accounts receivable and accounts payable, as well as foreign currency denominated transactions between consolidated subsidiaries.

Income before Income Taxes
      Income before income taxes for the fiscal year ended March 31, 2006 increased 129.1 billion yen, or 82.1 percent, to 286.3 billion yen compared with the previous fiscal year, as a result of the increase in operating income and the increase in the net amount of other income and other expenses mentioned above.

Income Taxes
      Income taxes for the fiscal year ended March 31, 2006 increased by 160.5 billion yen to 176.5 billion yen. Compared to an effective tax rate of 10.2 percent in the previous fiscal year, the effective tax rate was 61.6 percent in the current fiscal year. This effective tax rate exceeded the Japanese statutory tax rate primarily due to the recording of additional valuation allowances against deferred tax assets by Sony Corporation and several of Sony’s Japanese domestic and overseas consolidated subsidiaries, mainly within the Electronics segment, due to continued losses recorded at these businesses and the recording of an additional tax provision for the undistributed earnings of certain foreign subsidiaries. The effective tax rate was significantly lower than the Japanese statutory rate in the previous fiscal year as a result of the reversal of valuation allowances at Sony’s U.S. subsidiaries associated with an improvement in operating performance.
      On June 30, 2006, Sony Corporation and SCEI each received notification from the Tokyo Regional Taxation Bureau (“TRTB”) of a reassessment of the profits they reported from transactions between SCEI and its subsidiary Sony Computer Entertainment America Inc. (“SCEA”), for the fiscal years ended March 31, 2000 through 2005. On the same date, Sony Corporation also received notification of a reassessment of the profits reported from transactions related to CD and DVD disc manufacturing operations with a number of its overseas subsidiaries for the fiscal years ended March 31, 2004 and 2005.
      Sony Corporation and SCEI believe that their allocation of income for the periods in question was appropriate and that they have paid the proper amount of taxes in each of the jurisdictions. Therefore Sony Corporation and SCEI disagree with the position of the TRTB and have lodged an objection. In addition, Sony Corporation and SCEI plan to formally request bilateral consultations (where available) to obtain relief from double taxation under the applicable tax treaties of various countries.
      Transfer pricing was reassessed in accordance with the notification from the TRTB, resulting in additional Japanese income of 74.4 billion yen, which led to Sony Corporation and SCEI incurring an estimated additional cash tax (including corporate tax and others) of approximately 27.9 billion yen. Sony Corporation and SCEI believe that double taxation will be avoided through the procedure described above, and therefore Sony does not expect any material impact on its consolidated profit and loss as a result of this reassessment.
Results of Affiliated Companies Accounted for under the Equity Method
      Equity in net income of affiliated companies during the fiscal year ended March 31, 2006 was 13.2 billion yen, a decrease of 15.9 billion yen, or 54.6 percent compared to the previous fiscal year. Equity in net income of affiliated companies for the previous fiscal year included the recording of 12.6 billion yen as equity in net income for InterTrust Technologies Corporation (“InterTrust”), which reflected InterTrust’s proceeds from a license agreement arising from the settlement of a patent-related suit. In the current fiscal year, Sony Ericsson, as a result of increased sales of products including camera phone and “Walkman®” phone models, contributed 29.0 billion yen to equity in net income, an increase of 11.6 billion yen compared to the previous fiscal year. Sony recorded equity income of 5.8 billion yen for SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) during the current fiscal year, compared to an equity loss of 3.4 billion yen in the previous fiscal year as a result of a reduction in restructuring charges and the realization of incremental cost savings. However, Sony recorded an equity in net loss of 7.2 billion yen for S-LCD Corporation (“S-LCD”), a joint-venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous TFT LCD panels and equity in net loss of 16.9 billion yen for MGM Holdings, Inc. (“MGM Holdings”). The equity in net loss for MGM Holdings includes non-cash interest of 6.0 billion yen on cumulative preferred stock.
Minority Interest in Income (Loss) of Consolidated Subsidiaries
      In the fiscal year ended March 31, 2006, minority interest in loss of consolidated subsidiaries of 0.6 billion yen was recorded compared to minority interest in income of 1.7 billion yen previous year. This loss was primarily due to the recording of loss at ST Mobile Display Corporation, a joint venture with Toyota Industries Corporation for the manufacture of low-temperature polysilicon thin film transistor liquid crystal display panels for mobile products.
Net Income
      Net income for the fiscal year ended March 31, 2006 decreased by 40.2 billion yen, or 24.5 percent, to 123.6 billion yen compared with the previous fiscal year. This decrease was primarily the result of the above-mentioned increase in income taxes and decrease in equity in net income of affiliated companies. As a percentage of sales, net income decreased from 2.3 percent to 1.7 percent. Return on stockholders’ equity decreased from 6.2 percent to 4.1 percent. (This ratio is calculated by dividing net income by the simple average of stockholders’ equity at the end of the previous fiscal year and at the end of the fiscal year ended March 31, 2006.)
      Basic net income per share was 122.58 yen compared with 175.90 yen in the previous fiscal year, and diluted net income per share was 116.88 yen compared with 158.07 yen in the previous fiscal year. Refer to Notes 2 and 21 of Notes to Consolidated Financial Statements.
Operating Performance by Business Segment
      The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 24 of Notes to Consolidated Financial Statements.
     Business Segment Information

	Fiscal Year Ended
	March 31

	2005	2006	Percent change

	(Yen in billions)
Sales and operating revenue
Electronics	5,066.8	5,150.5	+1.7%
Game	729.8	958.6	+31.4
Pictures	733.7	745.9	+1.7
Financial Services	560.6	743.2	+32.6
All Other	459.9	408.9	-11.1
Elimination	(391.1)	(531.6)	—

Consolidated	7,159.6	7,475.4	+4.4

	Fiscal Year Ended
	March 31

	2005	2006	Percent change

	(Yen in billions)
Operating income (loss)
Electronics	(34.3)	(30.9)	—
Game	43.2	8.7	-79.7%
Pictures	63.9	27.4	-57.1
Financial Services	55.5	188.3	+239.4
All Other	4.2	16.2	+286.4

Sub-Total	132.5	209.8	+58.3
Elimination and unallocated corporate expenses	(18.6)	(18.5)	—

Consolidated	113.9	191.3	+67.9

      As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. The newly formed company, SONY BMG, is 50 percent owned by each parent company. Under U.S. GAAP, SONY BMG is accounted for by Sony using the equity method and, since August 1, 2004, 50 percent of net profits or losses of this business have been included under “Equity in net income (loss) of affiliated companies.”
      In connection with the establishment of this joint venture, Sony’s non-Japan-based disc manufacturing and physical distribution businesses, formerly included within the Music segment, a separate reporting segment until the end of the previous fiscal year, have been reclassified to the Electronics segment to recognize the new management reporting structure whereby Sony’s Electronics segment has now assumed responsibility for these businesses. Effective April 1, 2005, a similar change was made with respect to Sony’s Japan-based disc manufacturing business. Results for the fiscal year ended March 31, 2005 in the Electronics segment have been restated to account for these reclassifications.
      Effective April 1, 2005, Sony no longer breaks out its music business as a reportable segment as it no longer meets the materiality threshold. Accordingly, the results for Sony’s music business are now included within All Other, and the results for the fiscal year ended March 31, 2005 have been reclassified to All Other for comparative purposes. Results for the fiscal year ended March 31, 2006 in All Other include the results of Sony Music Entertainment Inc.’s (“SMEI”) music publishing business and Sony Music Entertainment (Japan) Inc. (“SMEJ”), excluding Sony’s Japan-based disc manufacturing business which, as noted above, has been reclassified to the Electronics segment. However, results for the previous fiscal year in All Other include the consolidated results for SMEI’s recorded music business for the period through August 1, 2004, as well as the results for SMEI’s music publishing business and SMEJ excluding Sony’s Japan-based disc manufacturing business.
Electronics
      Sales for the fiscal year ended March 31, 2006 increased 83.6 billion yen, or 1.7 percent, to 5,150.5 billion yen compared with the previous fiscal year. An operating loss of 30.9 billion in the Electronics segment was recorded compared to the operating loss of 34.3 billion yen in the previous fiscal year. Sales to outside customers on a yen basis decreased 0.9 percent compared to the previous fiscal year. Regarding sales to outside customers by geographical area, although sales decreased in Japan by 12 percent, in the U.S. by 1 percent and in Europe by 4 percent, sales increased by 11 percent in non-Japan Asia and other geographic areas (“Other Areas”).
      In Japan, although there was a significant increase in the sales of LCD televisions, as well as increased sales for flash memory and hard drive digital audio players, sales decreased for such products as mobile phones, principally to Sony Ericsson, CRT televisions and plasma televisions. In the U.S., although there was an increase in sales of LCD and rear projection televisions, sales decreased for such products as CRT and plasma televisions. In Europe, although sales increased for such products as LCD televisions, there was a decline in sales of such products as CRT and plasma televisions, and mobile phones, primarily to Sony Ericsson. In Other Areas, sales of such products as LCD televisions and PCs increased, while sales of such products as CD-R/ RW drives and CRT televisions decreased.
Performance by Product Category
      Sales and operating revenue by product category discussed below represent sales to outside customers, which do not include intersegment transactions. Refer to Note 24 of Notes to Consolidated Financial Statements.
      “Audio” sales decreased by 35.7 billion yen, or 6.2 percent, to 536.2 billion yen. Sales of flash memory and hard drive digital audio players increased significantly, in conjunction with an increase in shipments to approximately 4.5 million units, compared to approximately 850,000 unit shipments recorded in the previous fiscal year. On the other hand, there was a significant decrease in the unit shipments of both CD and MD format headphone stereos due to a shift in market demand. In addition, car audio experienced a decrease in sales, and there was a slight decrease in home audio sales.
      “Video” sales decreased by 15.0 billion yen, or 1.4 percent, to 1,021.3 billion yen. In addition to a decrease in sales of digital cameras in Japan, the U.S. and Europe, there was a decrease in sales of VHS video recorders. Sales of digital cameras decreased, coupled with a decrease in worldwide shipments by approximately 0.5 million units to approximately 13.5 million units. Worldwide shipments of DVD recorders increased by approximately 300,000 units to approximately 2.0 million units, while sales increased slightly. Worldwide shipments of home-use video cameras increased by approximately 250,000 units to approximately 7.6 million units. DVD-Video player unit shipments decreased by approximately 1.5 million units to approximately 8.0 million units.
      “Televisions” sales increased by 6.6 billion yen, or 0.7 percent, to 927.8 billion yen. There was a significant increase in worldwide sales of LCD televisions, as worldwide shipments of LCD televisions increased by approximately 1.8 million units, to approximately 2.8 million units. Sales of projection televisions increased as the sales percentage of higher priced units increased, although worldwide shipments remained largely unchanged at approximately 1.2 million units. On the other hand, there was a significant decrease in worldwide sales of CRT televisions, primarily as a result of both a decrease in worldwide shipments of CRT televisions by approximately 2.7 million units to approximately 6.8 million units due to the continued shift in demand towards flat panel televisions, as well as a fall in unit prices. In addition, sales of plasma televisions, where new product development has been terminated, also decreased worldwide.
      “Information and Communications” sales increased by 26.4 billion yen, or 3.2 percent, to 842.5 billion yen. Although sales of desktop PCs decreased, overall sales increased as a result of favorable worldwide sales of notebook PCs. Worldwide unit shipments of PCs increased approximately 400,000 units to approximately 3.7 million units. Sales of broadcast- and professional-use products increased as a result of favorable sales of high-definition related products.
      “Semiconductors” sales decreased by 5.5 billion yen, or 2.3 percent, to 240.8 billion yen. The decrease was due to a decrease in sales of CCDs as the result of pricing pressures.
      “Components” sales increased by 37.3 billion yen, or 6.0 percent, to 656.8 billion yen. This increase was primarily due to an increase in sales of lithium-ion batteries, primarily for use in PCs and power tools, and Memory Sticks. On the other hand, sales of CD-R/ RW drives and optical pickups declined, primarily as a result of significant unit price declines. Sales of DVD+/-R/ RW drives increased, despite a deterioration in unit selling prices, as a result of a significant growth in units sold in association with the expansion of the market.
      “Other” sales decreased by 57.0 billion yen, or 9.6 percent, to 538.2 billion yen. This decrease was the result of a decrease in sales of mobile phones, primarily to Sony Ericsson.

      In the Electronics segment, cost of sales for the fiscal year ended March 31, 2006 increased by 67.5 billion yen, or 1.6 percent to 4,184.5 billion yen compared with the previous fiscal year. The cost of sales ratio deteriorated by 0.1 percent to 81.9 percent compared to 81.8 percent in the previous fiscal year. Although there was an improvement in the cost of sales ratio for such products as video cameras and PCs, products that contributed to the deterioration in the cost of sales ratio included image sensors and CRT televisions, which experienced decreased sales. Restructuring charges recorded in cost of sales amounted to 23.8 billion yen, an increase of 14.2 billion yen compared with the 9.6 billion yen recorded in the previous fiscal year. Research and development costs decreased 15.2 billion yen, or 3.5 percent, from 433.3 billion yen in the previous fiscal year to 418.1 billion yen.
      Selling, general and administrative expenses decreased by 27.2 billion yen, or 2.8 percent to 933.0 billion yen compared with the previous fiscal year. The primary reason for this decrease was the recording of a 64.5 billion yen net gain resulting from the transfer to the Japanese Government of the substitutional portion of Sony’s Employee Pension Fund. Of the restructuring charges recorded in the Electronics segment, the amount recorded in selling, general and administrative expenses decreased by 4.1 billion yen from 53.6 billion yen in the previous fiscal year to 49.5 billion yen. Of the restructuring charges recorded in selling, general and administrative expenses, the amount recorded for headcount reductions, including reductions through the early retirement program, was 45.1 billion yen, a decrease of 5.8 billion yen compared with the previous fiscal year. On the other hand, royalty expenses decreased 17.2 billion yen. The ratio of selling, general and administrative expenses to sales decreased 0.9 percentage points from the 19.0 percent recorded in the previous fiscal year to 18.1 percent.
      Loss on sale, disposal or impairment of assets, net increased 40.0 billion yen to 63.9 billion yen compared with the previous fiscal year. This amount includes 52.5 billion yen in restructuring charges, which includes 25.5 billion yen of restructuring charges related to CRT and CRT television manufacturing facilities in the U.S. The amount of restructuring charges included in loss on sale, disposal or impairment, net in the previous fiscal year was 19.2 billion yen.
      The amount of operating loss recorded in the Electronics segment for the fiscal year ended March 31, 2006 decreased as a result of the net gain resulting from the transfer to the Japanese Government of the substitutional portion of Sony’s Employee Pension Fund, despite the recording of increased restructuring charges. Regarding profit performance by product, excluding restructuring charges and the impact of the net gain resulting from the transfer to the Japanese Government of the substitutional portion of Sony’s Employee Pension Fund, operating losses recorded by CRT televisions and LCD televisions increased, in addition to a decrease in operating income recorded by image sensors. On the other hand, the amount of operating loss recorded by DVD recorders (including PSXtm) decreased. In addition, there was an increase in operating income for video cameras and PCs.
      In August 2006, Dell Inc. (“Dell”) and Apple Computer Inc. (“Apple”) each announced voluntary recalls of lithium-ion battery packs used in certain notebook computers sold by these two companies. The recalled packs contain battery cells originally manufactured by Sony. Sony supports these recalls by our customers Dell and Apple.
      As of August 31, 2006, Sony anticipates no further recalls of battery packs using these particular battery cells.
      The recall arises because, on rare occasions, microscopic metal particles in the recalled battery cells may come into contact with other parts of the battery cell, leading to a short circuit within the cell. Typically, a battery pack will simply power off when a cell short circuit occurs. However, under certain rare conditions, an internal short circuit may lead to cell overheating and potentially flames. The potential for this to occur can be affected by variations in the system configurations found in different notebook computers. Sony has introduced a number of additional safeguards into its battery manufacturing process to address this condition and to provide a greater level of safety and security.

      As of August 31, 2006, Sony estimates that the overall cost to Sony in supporting the recall programs of Apple and Dell will amount to between 20 billion yen and 30 billion yen. This overall cost is an estimate based on the costs of replacement battery packs and any other related costs to be incurred by Sony.
Manufacturing by Geographic Area
      Slightly more than 50 percent of the Electronics segment’s total annual production during the fiscal year ended March 31, 2006 took place in Japan, including the production of digital cameras, video cameras, flat panel televisions, PCs, semiconductors and components such as batteries and Memory Stick. Approximately 65 percent of the annual production in Japan was destined for other regions. China accounted for slightly more than 10 percent of total annual production, approximately 70 percent of which was destined for other regions. Asia, excluding Japan and China, accounted for slightly more than 10 percent of total annual production, with approximately 60 percent destined for Japan, the U.S. and Europe. The Americas and Europe together accounted for the remaining slightly less than 25 percent of total annual production, most of which was destined for local distribution and sale.

Comparison of Results on a Local Currency Basis and Results on a Yen Basis
      In the Electronics segment, operating results benefited from the positive effect of the depreciation of the yen against the U.S. dollar and the Euro. Sales for the fiscal year ended March 31, 2006 increased, on a yen basis, by 1.7 percent, but decreased on a local currency basis by approximately 3 percent. In terms of operating performance, there was a decrease in the amount of operating loss compared to the previous fiscal year, but if calculated on a local currency basis, this operating loss was larger when compared to the actual results on a yen basis.
      Sales to outside customers by geographic area on a yen basis decreased in Japan by 12 percent, in the U.S. by 1 percent and in Europe by 4 percent. However, sales increased in Other Areas by 11 percent. Sales on a local currency basis for regions outside Japan decreased in the U.S. and Europe by 7 percent, but increased by 2 percent in Other Areas.
Game
      Sales for the fiscal year ended March 31, 2006 increased by 228.9 billion yen, or 31.4 percent, to 958.6 billion yen compared with the previous fiscal year. Operating income decreased by 34.4 billion yen, or 79.7 percent, to 8.7 billion yen compared with the previous fiscal year, and the operating income margin decreased from 5.9 percent to 0.9 percent.
      Sales in the Game segment on a local currency basis increased approximately 27 percent. In addition, on a local currency basis, operating income decreased approximately 62 percent compared to the previous fiscal year. By region, although sales decreased slightly in Japan, there was a significant increase in sales in the U.S. and Europe.
      There was a significant increase in hardware sales compared to the previous fiscal year. Sales increased significantly, mainly in the U.S and Europe, and sales in Japan remained relatively unchanged compared to the previous fiscal year, primarily due to a significant contribution to sales from PSP, which experienced favorable growth in all geographic areas and the fact that PlayStation®2 (“PS2”) sales were on a par with those in the previous fiscal year. In addition, although PS2 software sales decreased, as a result of the contribution to sales from PSP software, software sales in Japan, the U.S. and Europe were relatively unchanged compared to the previous fiscal year.

      Total worldwide production shipments of hardware and software were as follows:
      Worldwide hardware production shipments:*

— PS2:	16.22 million units (an increase of 0.05 million units)
— PSP:	14.06 million units (an increase of 11.09 million units)
      Worldwide software production shipments:*/**

— PS2:	223 million units (a decrease of 29 million units)
— PSP:	41.6 million units (an increase of 35.9 million units)

*	Production shipments of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

**	Including those both from Sony and third parties under Sony licenses.
      Operating income decreased significantly compared with the previous fiscal year. Although profits from the PS2 and PSP businesses exceeded those in the previous fiscal year, the decrease in operating income was mainly the result of continued high research and development costs associated with PS3, as well as the recording of charges associated with preparation for the launch of the PS3 platform including a write-down of approximately 25.0 billion yen for semiconductor components for use in PS3.
      The cost of sales to sales ratio deteriorated by 7.4 percent, from 73.0 percent in the previous fiscal year, to 80.4 percent for the reasons mentioned above for operating income. The ratio of selling, general and administrative expenses to sales decreased by 2.3 percent, compared to 21.0 percent in the previous fiscal year, to 18.7 percent as a result of the sales increase.
      Charges related to the launch of the PS3 platform are anticipated to result in a significant loss within the Game segment for the fiscal year ending March 31, 2007, reflecting primarily an expected negative margin as a result of strategic pricing on PS3 hardware sales.
Pictures
      Sales for the fiscal year ended March 31, 2006 increased by 12.2 billion yen, or 1.7 percent, to 745.9 billion yen compared with the previous fiscal year. Operating income decreased by 36.5 billion yen, or 57.1 percent, to 27.4 billion yen and the operating income margin decreased from 8.7 percent to 3.7 percent. The results in the Pictures segment consist of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based subsidiary.
      On a U.S. dollar basis, sales for the fiscal year in the Pictures segment decreased approximately 4 percent and operating income decreased by approximately 61 percent. Sales decreased primarily due to lower worldwide theatrical and home entertainment revenues on feature films, partially offset by an increase in television product revenues. The lower theatrical and home entertainment revenues primarily resulted from the strong performance of Spider-Man 2 in the prior fiscal year coupled with the disappointing performance of certain films in the current fiscal year film slate, particularly Stealth, Zathura and the Legend of Zorro. Sales for the fiscal year release slate decreased 967 million U.S. dollars as compared to the previous fiscal year. Television product revenues increased by approximately 220 million U.S. dollars primarily due to higher advertising and subscription sales from several of SPE’s international channels, higher sales of television library product and the extension of a licensing agreement for Wheel of Fortune.
      Operating income for the segment decreased significantly, primarily due to the disappointing overall performance of the current fiscal year’s film slate in both the theatrical and home entertainment markets. Operating loss from the current fiscal year release slate increased 623 million U.S. dollars as compared to the prior fiscal year’s release slate due to the same factors contributing to the decrease in film revenue noted above. Partially offsetting this was an increase in operating income of 83 million U.S. dollars for television product due to the same factors noted above for revenue.

      As of March 31, 2006, unrecognized license fee revenue at SPE was approximately 1.2 billion U.S. dollars. SPE expects to record this amount in the future having entered into contracts with television broadcasters to provide those broadcasters with completed motion picture and television product. The license fee revenue will be recognized in the fiscal year that the product is available for broadcast.
Financial Services
      Please note that the revenue and operating income at Sony Life, Sony Assurance Inc. (“Sony Assurance”) and Sony Bank Inc. (“Sony Bank”) discussed below on a U.S. GAAP basis differ from the results that Sony Life, Sony Assurance and Sony Bank disclose on a Japanese statutory basis.
      Financial Services revenue for the fiscal year ended March 31, 2006 increased by 182.7 billion yen, or 32.6 percent, to 743.2 billion yen compared with the previous fiscal year. Operating income increased by 132.8 billion yen, or 239.4 percent, to 188.3 billion yen and the operating income margin increased to 25.3 percent compared with the 9.9 percent of the previous fiscal year.
      At Sony Life, revenue increased by 170.8 billion yen, or 36.0 percent, to 645.0 billion yen compared with the previous fiscal year. The main reasons for this increase were an improvement in gains and losses from investments at Sony Life, primarily within the general account, as well as an increase in revenue from insurance premiums reflecting an increase of insurance-in-force. The improvement in gains and losses from investments in the general account was principally a result of an improvement in valuation gains from stock conversion rights in convertible bonds resulting from the aforementioned favorable Japanese domestic stock market conditions. Operating income at Sony Life increased by 127.4 billion yen or 208.8 percent to 188.4 billion yen, mainly as a result of a significant improvement in gains and losses on investments in the general account mentioned above.
      At Sony Assurance, revenue increased due to higher insurance revenue brought about by an expansion in automobile insurance-in-force. Operating income increased due to an increase in insurance revenue and an improvement in the expense ratio (the ratio of sales, general and administrative expenses to premiums).
      At Sony Bank, which started operations in June 2001, although foreign exchange losses were recorded as a result of the depreciation of the yen on part of Sony Bank’s foreign currency deposits, revenue rose as there was an increase in interest revenue associated with an increase in the balance of assets from investing activities, in addition to revenues from other investing activities. The amount of the operating loss decreased compared with the previous fiscal year, as a result of the increase in revenue.
      At Sony Finance International, Inc. (“Sony Finance”), a leasing and credit financing business subsidiary in Japan, revenue increased due to an increase in leasing and credit card revenue. In terms of profitability, a reduced operating loss was recorded compared to the previous fiscal year, as a result of improved profitability at a credit card business at Sony Finance.
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
Condensed Statements of Income

	Fiscal Year ended
	March 31

	2005	2006

	(Yen in millions)
Financial Services
Financial service revenue	560,557	743,215
Financial service expenses	505,067	554,892

Operating income	55,490	188,323
Other income (expenses), net	10,204	24,522

Income before income taxes	65,694	212,845
Income taxes and other	25,698	80,586

Income before cumulative effect of an accounting change	39,996	132,259
Cumulative effect of an accounting change	(4,713)	—

Net income	35,283	132,259

	Fiscal Year ended
	March 31

	2005	2006

	(Yen in millions)
Sony without Financial Services
Net sales and operating revenue	6,632,728	6,763,907
Costs and expenses	6,575,354	6,762,375

Operating income	57,374	1,532
Other income (expenses), net	40,639	71,952

Income before income taxes	98,013	73,484
Income taxes and other	(37,043)	82,127

Income (loss) before cumulative effect of an accounting change	135,056	(8,643)
Cumulative effect of an accounting change	—	—

Net income (loss)	135,056	(8,643)

	Fiscal Year ended
	March 31

	2005	2006

	(Yen in millions)
Consolidated
Financial service revenue	537,715	720,566
Net sales and operating revenue	6,621,901	6,754,870

	7,159,616	7,475,436
Costs and expenses	7,045,697	7,284,181
Operating income	113,919	191,255
Other income (expenses), net	43,288	95,074

Income before income taxes	157,207	286,329
Income taxes and other	(11,344)	162,713

Income before cumulative effect of an accounting change	168,551	123,616
Cumulative effect of an accounting change	(4,713)	—

Net income	163,838	123,616

All Other
      During the fiscal year ended March 31, 2006, sales within All Other were comprised mainly of sales from SMEJ, a Japanese domestic recorded music business; SMEI’s music publishing business; SCN, an Internet-related service business subsidiary operating mainly in Japan; a retailer of imported general merchandise in Japan; an in-house facilities management business in Japan; and an advertising agency business in Japan. Results for the first four months of the previous fiscal year in All Other incorporated the results for SMEI’s recorded music business, which, as noted above, was combined with Bertelsmann AG’s recorded music business to form the SONY BMG joint venture which is accounted for by the equity method.
      Sales for the fiscal year ended March 31, 2006 decreased by 51.0 billion yen, or 11.1 percent, to 408.9 billion yen, compared with the previous fiscal year. Of total segment sales, 80 percent were sales to outside customers. In terms of profit performance, operating income for All Other increased for the fiscal year from 4.2 billion yen to 16.2 billion yen.
      During the fiscal year, the sales decrease within All Other reflects the fact that, as noted above, the results for the first four months of the previous fiscal year in All Other incorporated the results for SMEI’s recorded music business.
      Sales at SMEJ were relatively unchanged compared with the previous fiscal year. Best selling albums during the fiscal year included Ken Hirai 10th Anniversary Complete Single Collection ’95-’05 “Uta Baka” by Ken Hirai, NATURAL by ORANGE RANGE and BEST by Mika Nakashima.
      Excluding sales recorded within Sony’s music business, there was an increase in sales within All Other. This increase was mainly due to strong sales at a business engaged in the production and marketing of animation products, favorable sales both at SCN and its subsidiaries, as well as an increase in sales recorded at an imported general merchandise retail business.
      Regarding profit performance within All Other, operating income of 16.2 billion yen was recorded, an 12.0 billion yen increase compared to the 4.2 billion yen of operating income recorded in the previous fiscal year. This increase was mainly the result of the fact that the results for SMEI’s recorded music business, which recorded an operating loss in the previous fiscal year, are now recorded as part of the results of the SONY BMG joint venture, and the continued strong performance at SMEJ, where operating income increased approximately 40 percent compared to the previous fiscal year mainly due to an improvement in the cost of sales ratio and the recording of a net gain resulting from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund.

      Excluding the operating income recorded in the music business, a loss was recorded within All Other mainly as the result of an asset impairment write-down associated with the sale of the Metreon, a U.S. entertainment complex. This was offset to some extent by cost reductions at network related businesses within Sony Corporation.
      In June 2006, Sony Corporation transferred 51 percent stock of StylingLife Holdings Inc., a holding company covering six retail companies within Sony previously included within All Other, to a wholly-owned subsidiary of Nikko Principal Investments Japan Ltd. As a result of this transaction, Sony recognized a 18.0 billion yen gain on change in interest in subsidiaries and equity investees during the first quarter of the fiscal year ending March 31, 2007.
Foreign Exchange Fluctuations and Risk Hedging
      During the fiscal year ended March 31, 2006, the average value of the yen was 112.3 yen against the U.S. dollar, and 136.3 yen against the Euro, which was 5.1 percent lower against the U.S. dollar and 2.0 percent lower against the Euro, respectively, compared with the average of the previous fiscal year. Operating results on a local currency basis described in “Overview” and “Operating Performance” show results of sales and operating revenue and operating income obtained by applying the yen’s monthly average exchange rate in the previous fiscal year to monthly local currency-denominated sales, cost of sales, and selling, general and administrative expenses for the fiscal year ended March 31, 2006, as if the value of the yen had remained constant.
      In the Pictures segment, Sony translates into yen the U.S. dollar consolidated results of SPE (a U.S.-based operation that has worldwide subsidiaries).
      Therefore, analysis and discussion of certain portions of the operating results of SPE are specified as being on “a U.S. dollar basis.” Results on a local currency basis and results on a U.S. dollar basis are not on the same basis as Sony’s consolidated financial statements and do not conform with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful information to investors regarding operating performance.
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
      Sony Global Treasury Services Plc (“SGTS”) in London provides integrated treasury services for Sony Corporation and its subsidiaries. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS for hedging their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. The concentration of foreign exchange exposures at SGTS means that, in effect, SGTS hedges the net foreign exchange exposure of Sony Corporation and its subsidiaries. SGTS in turn enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of the transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures on average three months before the actual transactions take place. However, in certain cases SGTS partially hedges the projected exposures one month before the actual transactions take place when business requirements such as shorter production-sales cycle for certain products arise. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment utilized for portfolio investments and Asset Liability Management (“ALM”).

      To minimize the adverse effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segment, Sony seeks, when appropriate, to localize material and parts procurement, design, and manufacturing operations in areas outside of Japan.
      Changes in the fair value of derivatives designated as cash flow hedges, including foreign exchange forward contracts and foreign currency option contracts, are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in Other Income and Expenses. The notional amounts of foreign exchange forward contracts, currency option contracts purchased and currency option contracts written as of March 31, 2006 were 1,489.2 billion yen, 457.4 billion yen and 163.7 billion yen, respectively.

Operating Results for the Fiscal Year Ended March 31, 2005 compared with the Fiscal Year Ended March 31, 2004
Overview
      After translation of Sony’s financial results into yen (the currency in which Sony’s financial statements are prepared), in accordance with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”), Sony’s sales and operating revenue (“sales”) for the fiscal year ended March 31, 2005 decreased 4.5 percent compared with the previous fiscal year. On a local currency basis (regarding references to results of operations expressed on a local currency basis, refer to “Foreign Exchange Fluctuations and Risk Hedging” below), sales for the fiscal year decreased approximately 3 percent. This decrease is mainly due to the fact that, as of August 1, 2004, the sales of Sony’s overseas recorded music business are no longer recorded within Sony’s consolidated sales as a result of the establishment of SONY BMG, which is accounted for by the equity method, through the merger of Sony’s overseas recorded music business with Bertelsmann AG’s recorded music business, and a change in the method of recognizing insurance premiums received on certain products at Sony Life, as of the third quarter beginning October 1, 2003, from being recorded as revenues to being offset against the related provision for future insurance policy benefits.
      Operating income increased 15.2 percent compared with the previous fiscal year. On a local currency basis, operating income increased approximately 26 percent compared with the previous fiscal year. In addition to a decrease in restructuring charges compared to the previous fiscal year, increased operating income was recorded in the Pictures segment, where Spider-Man 2 was a significant contributor, and operating income was recorded in All Other, where several best-selling albums and singles at SMEJ contributed to improved profitability. On the other hand, the Electronics segment, where the cost of sales ratio deteriorated due to pricing pressures, and the Game segment, where there was a decrease in hardware sales, both experienced deteriorated profitability.
Restructuring
      In the fiscal year ended March 31, 2005, Sony recorded restructuring charges of 90.0 billion yen, a decrease from the 168.1 billion yen recorded in the previous fiscal year. The primary restructuring activities were in the Electronics segment and All Other.
      Of the total 90.0 billion yen, Sony recorded 53.6 billion yen in personnel-related costs. This expense was incurred because 12,000 people, mainly in Japan, the U.S. and Western Europe, left the company primarily through early retirement programs.
      For more detailed information about restructuring, please refer to Note 17 of Notes to the Consolidated Financial Statements.

Electronics
      Restructuring charges in the Electronics segment for the fiscal year ended March 31, 2005 were 83.2 billion yen, compared to 145.7 billion yen in the previous fiscal year. Of these restructuring charges, for the fiscal year ended March 31, 2004 restructuring charges of 2.1 billion yen were recorded in Sony’s non-Japan disc manufacturing and physical distribution businesses, formerly included within the Music segment, a separate reporting segment until the end of the previous fiscal year, have been reclassified to the Electronics segment to recognize the new management reporting structure whereby Sony’s Electronics segment has now assumed responsibility for these businesses. See Note 24 of Notes to the Consolidated Financial Statements for more information on this reclassification.
      In the fiscal year ended March 31, 2004, Sony made a decision to shut down certain CRT TV display manufacturing operations in Japan to rationalize production facilities and downsize its business, due to a contraction in the market as a result of a shift in demand from CRT televisions to plasma and LCD panel televisions. In the fiscal year ended March 31, 2005, as part of this restructuring program, Sony recorded a non-cash impairment charge of 7.5 billion yen for the CRT TV display manufacturing facilities located in Europe. The impairment charge was calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. The charge was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.
      In addition to the above restructuring efforts, Sony undertook several headcount reduction programs to further reduce operating costs in the Electronics segment. As a result of these programs, Sony recorded restructuring charges of 51.0 billion yen for the fiscal year ended March 31, 2005, and these charges were included in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. The remaining liability balance as of March 31, 2005 was 14.0 billion yen and will be paid through the fiscal year ended March 31, 2006.

All Other
      Restructuring charges in All Other, including at SMEJ, for the fiscal year ended March 31, 2005 were 5.3 billion yen, compared to 13.7 billion yen in the previous fiscal year.
      With regard to Sony’s music business included within All Other, due to the continued contraction of the worldwide music market caused by slow worldwide economic growth, the saturation of the CD market, the effects of piracy and other illegal duplication, parallel imports, pricing pressures and the diversification of customer preferences, Sony has been actively repositioning its music business for the future by looking to create a more effective and profitable business model. As a result, Sony’s music business has undertaken a worldwide restructuring program since the fiscal year ended March 31, 2001 to reduce staffing and other costs through the consolidation and rationalization of facilities worldwide.
      During the fiscal year ended March 31, 2005, in continuation of the worldwide restructuring program and in connection with the merger of its recorded music business into a joint venture with Bertelsmann AG, Sony recorded restructuring charges totaling 3.0 billion yen within its music business. These restructuring charges exclude restructuring charges that were recorded in the disc manufacturing and physical distribution businesses that were formerly included within the Music segment, a separate reporting segment until the end of the previous fiscal year, but have now been reclassified to the Electronics segment. Restructuring activities included the shutdown of certain distribution operations after the establishment of the recorded music joint venture with Bertelsmann AG as well as the further rationalization of overhead functions through staff reductions. The restructuring charges consisted of personnel-related costs of 0.9 billion yen and other related costs of 2.1 billion yen. These charges are included in selling, general and administrative expenses in the consolidated statements of income. Positions were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.
      Excluding restructuring within Sony’s consolidated music business, 2.0 billion yen of restructuring charges were recorded within All Other during the fiscal year ended March 31, 2005, mainly as a result of non-cash impairment charges recorded at resulting network-related businesses within Sony Corporation as a result of business reorganizations. The restructuring charges consisted of personnel-related costs of 0.7 billion yen and other related costs of 1.3 billion yen.

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
Cost of Sales and Selling, General and Administrative Expenses
      Cost of sales for the fiscal year ended March 31, 2005 decreased by 58.1 billion yen, or 1.1 percent, to 5,000.1 billion yen compared with the previous fiscal year, but increased from 73.5 percent to 76.2 percent as a percentage of sales. Year on year, the cost of sales ratio rose from 78.9 percent to 81.8 percent in the Electronics segment, increased from 70.1 percent to 73.0 percent in the Game segment and decreased from 74.0 percent to 73.7 percent in All Other. On the other hand, the cost of sales ratio improved in the Pictures segment from 60.0 percent to 58.7 percent.
      In the Electronics segment, there was a deterioration in the cost of sales ratio particularly within the CRT television, portable audio, DVD recorder (including PSX) and video camera businesses. In the Game segment, there was an increase in the cost of sales ratio as a result of costs associated with both the launch of PSP and the changeover to the new PS2 model. In the Pictures segment, the cost of sales ratio also improved primarily due to the substantial contribution from Spider-Man 2. In All Other, there was an improvement in the cost of sales ratio in the music business due to the establishment of SONY BMG which is accounted for under the equity method resulting in a higher percentage of sales being derived from SMEJ which benefited from the contribution of greatest hits album sales.
      Personnel-related costs included in cost of sales decreased by 52.5 billion yen compared with the previous fiscal year, primarily within the Electronics segment.
      Research and development costs (all research and development costs are included within cost of sales) for the fiscal year ended March 31, 2005 decreased by 12.5 billion yen to 502.0 billion yen compared with the previous fiscal year. The ratio of research and development costs to sales was 7.6 percent compared to 7.5 percent in the previous fiscal year.
      Selling, general and administrative expenses for the fiscal year ended March 31, 2005 decreased by 263.2 billion yen, or 14.6 percent, to 1,535.0 billion yen compared with the previous fiscal year. The ratio of selling, general and administrative expenses to sales improved from 25.9 percent in the previous fiscal year to 23.2 percent. Year on year, the ratio of selling, general and administrative expenses to sales improved from 21.2 percent to 19.0 percent in the Electronics segment, from 21.1 percent to 21.0 percent in the Game segment, and improved from 39.5 percent to 37.3 percent in All Other, and from 35.0 percent to 32.5 percent in the Pictures segment.
      Personnel-related costs in selling, general and administrative expenses decreased by 169.3 billion yen compared with the previous fiscal year mainly due to a decrease in severance related expenses in the Electronics segment resulting from the implementation of restructuring initiatives, and the fact that personnel-related costs in Sony’s recorded music business outside Japan are no longer recorded within Sony’s consolidated selling, general and administrative expenses due to the establishment of SONY BMG mentioned above. In addition, advertising and publicity expenses for the fiscal year decreased by 51.6 billion yen compared to the previous fiscal year. This was primarily due to the fact that advertising and publicity expenses that were recorded in All Other decreased due to the establishment of SONY BMG and a reduction in advertising and publicity expenses in the Pictures segment.
      Loss on sale, disposal or impairment of assets, net was 28.0 billion yen, compared with 35.5 billion in the previous fiscal year. Although losses were recorded on the sale, disposal and impairment of CRT and CRT television production equipment in the Electronics segment, gains were recorded mainly from the sale of land and buildings in both the Electronics segment and All Other.
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
      The gain on change in interest in subsidiaries and equity investees increased by 11.5 billion yen, or 235.2 percent compared to the previous fiscal year to 16.3 billion yen. This was mainly the result of gains of 9.0 billion yen from a change in interest from Monex Inc., an equity affiliate of Sony, following its business integration by way of share transfer with Nikko Beans, Inc and total gains of 4.7 billion yen from the sale of stock and a change in interest in a subsidiary resulting from the initial public offering of So-net M3 Inc., a consolidated subsidiary of SCN.
      In addition, the net gain recorded on sales of securities investments decreased 6.3 billion yen, or 53.8 percent, to 5.4 billion yen. This was primarily a result of the recording of a deferred gain of 6.0 billion yen in the fiscal year ended March 31, 2004, from Sony’s sale, during the fiscal year ended March 31, 2003, of its equity interest in Telemundo Communications Group, Inc. and its subsidiaries, a U.S.-based Spanish language television network and station group that was accounted for under the equity method.

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
Results of Affiliated Companies Accounted for under the Equity Method
      Equity in net income of affiliated companies during the fiscal year ended March 31, 2005 was 29.0 billion yen, an increase of 27.3 billion yen, or 1,594.2 percent, compared to 1.7 billion yen recorded in the previous fiscal year. Equity in net income of Sony Ericsson, a joint venture focused on mobile phone handsets, was 17.4 billion yen, an increase of 11.0 billion yen, or 171.9 percent, compared to the 6.4 billion yen recorded in the previous fiscal year. Equity in net income of affiliated companies for the current fiscal year includes the recording of 12.6 billion yen as equity in net income from InterTrust. This amount reflects InterTrust’s proceeds from a license agreement with Microsoft Corporation arising from the settlement of a patent-related lawsuit. In addition, due to significant restructuring costs, an equity loss of 3.4 billion yen was recorded at SONY BMG. Furthermore, equity in net loss was recorded at affiliates such as Star Channel Inc., a Japan-based subscription television company specializing in the broadcast of movies, and S-LCD, a joint-venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous TFT LCD panels.
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
Business Segment Information

	Fiscal Year Ended
	March 31

	2004	2005	Percent change

	(Yen in billions)
Sales and operating revenue
Electronics	5,087.5	5,066.8	-0.4%
Game	780.2	729.8	-6.5
Pictures	756.4	733.7	-3.0
Financial Services	593.5	560.6	-5.6
All Other	662.8	459.9	-30.6
Elimination	(384.0)	(391.1)	—

Consolidated	7,496.4	7,159.6	-4.5

	Fiscal Year Ended
	March 31

	2004	2005	Percent change

	(Yen in billions)
Operating income (loss)
Electronics	(8.1)	(34.3)	—
Game	67.6	43.2	-36.1%
Pictures	35.2	63.9	+81.4
Financial Services	55.2	55.5	+0.6
All Other	(16.2)	4.2	—

Total	133.7	132.5	-0.9
Elimination and unallocated corporate expenses	(34.8)	(18.6)	—

Consolidated	98.9	113.9	+15.2

      As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. The newly formed company, SONY BMG, is 50 percent owned by each parent company. Under U.S. GAAP, SONY BMG is accounted for by Sony using the equity method and, since August 1, 2004, 50 percent of net profits or losses of this business have been included under “Equity in net income (loss) of affiliated companies.”
      In connection with the establishment of this joint venture, Sony’s non-Japan-based disc manufacturing and physical distribution businesses, formerly included within All Other, have been reclassified to the Electronics segment to recognize the new management reporting structure whereby Sony’s Electronics segment has now assumed responsibility for these businesses. Effective April 1, 2005, a similar change was made with respect to Sony’s Japan-based disc manufacturing business. Results for the fiscal years ended

March 31, 2004 and March 31, 2005 in the Electronics segment have been restated to account for these reclassifications.
      Effective April 1, 2005, Sony no longer breaks out its music business as a reportable segment as it no longer meets the materiality threshold. Accordingly, the results for Sony’s music business are now included within All Other and the results for the fiscal year ended March 31, 2004 and March 31, 2005 have been reclassified to All Other for comparative purposes. Results for the fiscal year ended March 31, 2005 in All Other include the consolidated results for SMEI’s recorded music business for the period through August 1, 2004, as well as the results for SMEI’s music publishing business and SMEJ excluding Sony’s Japan-based disc manufacturing business. However, results for the fiscal year ended March 31, 2004 include the consolidated results for SMEI’s recorded music business for the full twelve month period, as well as the results for SMEI’s music publishing business and SMEJ excluding Sony’s Japan-based disc manufacturing business.
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
Electronics
      Sales for the fiscal year ended March 31, 2005 decreased 20.6 billion yen, or 0.4 percent, to 5,066.8 billion yen compared with the previous fiscal year. An operating loss of 34.3 billion in the Electronics segment was recorded compared to the operating loss of 8.1 billion yen in the previous fiscal year. Sales to outside customers on a yen basis decreased 1.1 percent compared to the previous fiscal year. Regarding sales to outside customers by geographical area, although sales decreased in Japan by 10 percent and in the U.S. by 4 percent, they remained almost unchanged in Europe and increased by 9 percent in non-Japan Asia and other geographic areas (“Other Areas”).
      In Japan, although there was a significant increase in the sales of LCD televisions, and an increase in the sales of DVD recorders (including PSX), there was a decrease in the sales of PCs, mobile phones, primarily to Sony Ericsson, broadcast- and professional-use equipment and CRT televisions. In the U.S., there was an increase in sales of LCD rear projection televisions and digital cameras, although sales mainly of CRT televisions, PCs, computer displays and portable audio declined. In Europe, sales increased, primarily of digital cameras, LCD televisions and plasma televisions. However, there was a decrease in the sales mainly of CRT televisions and portable audio. In Other Areas, sales mainly of digital cameras, CD-R/RW and DVD+/ -R/RW drives and PCs increased while sales of primarily portable audio, optical pickups and home audio decreased.
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
      “Video” sales increased by 87.0 billion yen, or 9.2 percent, to 1,036.3 billion yen. There was a growth in the sales of digital cameras outside of Japan and DVD recorders (including PSX) recorded a significant increase in sales worldwide. Worldwide shipments of digital cameras increased by approximately 4.0 million units to approximately 14.0 million units. Worldwide shipments of DVD recorders were approximately 650,000 units in the previous fiscal year but increased to approximately 1.7 million units in the fiscal year ended March 31, 2005. Worldwide shipments of home-use video cameras increased by approximately 750,000 units to approximately 7.35 million units, but overall sales remained almost unchanged, due to increased price competition. DVD-Video player sales decreased due to pricing pressure, although unit shipments increased by approximately 1.0 million units to approximately 9.5 million units.
      “Televisions” sales increased by 36.6 billion yen, or 4.1 percent, to 921.2 billion yen. In addition to a significant increase in worldwide sales of LCD televisions, there was a significant increase in the sales of plasma televisions outside of Japan, particularly in Europe, and of projection televisions in the U.S. Worldwide shipments of LCD televisions increased by approximately 570,000 units, compared to the previous fiscal year, to approximately 1.0 million units; plasma television shipments increased by approximately 90,000 units to approximately 300,000 units; and projection televisions shipments increased by approximately 280,000 units to approximately 1.2 million units. On the other hand, although there was an increase in worldwide shipments of CRT televisions by approximately 100,000 units to approximately 9.5 million units, sales decreased significantly as a result of a fall in unit prices due to the continued shift in demand towards flat panel televisions. In addition, sales of computer displays also decreased worldwide.
      “Information and Communications” sales decreased by 62.7 billion yen, or 7.1 percent, to 816.2 billion yen. Despite an increase in notebook PC sales due to strong sales outside Japan, overall sales decreased due to a decrease in sales of desktop PCs. Worldwide unit shipments of PCs increased approximately 100,000 units to approximately 3.3 million units. Sales of personal digital assistants decreased significantly due to a downsizing of the business. Sales of broadcast- and professional-use products decreased slightly compared to the previous fiscal year, despite recording increased sales outside Japan, as sales in Japan decreased as a result of the recording of higher sales, in the previous fiscal year, from the sale of equipment to two television stations which opened new broadcasting facilities.
      “Semiconductors” sales decreased by 6.9 billion yen, or 2.7 percent, to 246.3 billion yen. The decrease was due to a decrease in sales of CCDs as the result of pricing pressures. Regarding LCDs, sales of low temperature polysilicon LCDs for mobile phones increased significantly.
      “Components” sales decreased by 4.3 billion yen, or 0.7 percent, to 619.5 billion yen. The decrease was primarily due to a decrease in sales of CD-R/RW drives and optical pickups associated mainly with significant declines in unit prices. Sales of DVD+/-R/RW drives increased due to a production and sales alliance with a third party. Regarding lithium-ion batteries, sales for use in digital cameras and mobile phones increased.
      “Other” sales increased by 1.8 billion yen, or 0.3 percent, to 595.2 billion yen. The increase resulted from increased sales at Sony’s non-Japan-based disc manufacturing business. However, there was a slight decrease in sales of mobile phone handsets mainly to Sony Ericsson.
      In the Electronics segment, cost of sales for the fiscal year ended March 31, 2005 increased by 131.5 billion yen, or 3.3 percent to 4,117.0 billion yen compared with the previous fiscal year. The cost of sales to sales ratio deteriorated by 2.9 percent to 81.8 percent compared to 78.9 percent in the previous fiscal year. Products that contributed to the deterioration in the cost of sales to sales ratio were CRT televisions and portable audio products, which both experienced a decrease in sales, and DVD recorders (including PSX) and video cameras, which were both impacted by falling unit prices. Restructuring charges recorded in cost of sales amounted to 9.6 billion yen, a decrease of 0.5 billion yen compared with the 10.1 billion yen recorded in the previous fiscal year. Research and development costs increased 2.4 billion yen, or 0.6 percent, from 431.0 billion yen in the previous fiscal year to 433.3 billion yen. Although there was an increase in research and development costs within the segment as a result of the transfer of semiconductor manufacturing operations from the Game segment to the Electronics segment in association with the business integration of Sony’s semiconductor manufacturing operations, overall research and development costs within the segment only increased slightly as a result of the carrying out of a stringent process for the selection of research and development activities.
      Selling, general and administrative expenses decreased by 119.2 billion yen, or 11.0 percent to 960.2 billion yen compared with the previous fiscal year. The primary reason for this decrease was a decrease in restructuring charges. Of the restructuring charges recorded in the Electronics segment, the amount recorded in selling, general and administrative expenses decreased by 71.4 billion yen from 125.0 billion yen in the previous fiscal year to 53.6 billion yen. Of the restructuring charges recorded in selling, general and administrative expenses, the amount recorded for headcount reductions, including reductions through the early retirement program, was 51.0 billion yen, a decrease of 63.3 billion yen compared with the previous fiscal year. On the other hand, royalty expenses increased 17.0 billion yen. The ratio of selling, general and administrative expenses to sales decreased 2.2 percentage points from the 21.2 percent recorded in the previous fiscal year to 19.0 percent.
      Loss on sale, disposal or impairment of assets, net decreased 6.7 billion yen to 23.9 billion yen compared with the previous fiscal year. This amount includes 19.2 billion yen in restructuring charges, which includes 7.5 billion yen related to CRT and CRT televisions manufacturing facilities in Europe. The amount of restructuring charges included in loss on sale, disposal or impairment, net in the previous fiscal year was 10.6 billion yen.
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
Manufacturing by Geographic Area
      Approximately 50 percent of the Electronics segment’s total annual production during the fiscal year ended March 31, 2005 took place in Japan, including the production of digital cameras, video cameras, flat panel televisions, PCs, semiconductors and components such as batteries and Memory Sticks. Approximately 60 percent of the annual production in Japan was destined for other regions. China accounted for approximately 10 percent of total annual production, approximately 70 percent of which was destined for other regions. Asia, excluding Japan and China, accounted for slightly more than 10 percent of total annual production, with approximately 60 percent destined for Japan, the U.S. and Europe. The Americas and Europe together accounted for the remaining total annual production of slightly less than 30 percent, most of which was destined for local distribution and sale.
Comparison of Results on a Local Currency Basis and Results on a Yen Basis
      In the Electronics segment, the negative effect of the appreciation of the yen against the U.S. dollar exceeded the positive effect of the appreciation of the Euro against the yen. Sales for the fiscal year ended March 31, 2005 decreased, on a yen basis, by 1.1 percent, but increased on a local currency basis by approximately 1 percent. In terms of operating performance, there was a deterioration in the operating loss compared to the previous fiscal year, but if calculated on a local currency basis, this operating loss was smaller compared to the actual results on a yen basis.
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
      Hardware sales declined. Although there was an increase in sales in Japan primarily associated with the launch of PSP in December 2004, there was a decline in hardware sales in the U.S. and Europe associated with a decline in unit sales, and strategic price reductions, of PS2. On the other hand, both unit sales and overall sales of software increased in Japan, the U.S. and Europe.
      Total worldwide production shipments of hardware and software were as follows:

	Fiscal Year Ended
	March 31
			Cumulative as of
	2004	2005	March 31, 2005

	(Million units)
Total Production Shipments of Hardware*
PlayStation® + PS one™	3.31	2.77	102.49
PlayStation 2	20.10	16.17	87.47
PlayStation Portable		2.97	2.97
Total Production Shipments of Software*/**
PlayStation	32.00	10.00	959.00
PlayStation 2	222.00	252.00	824.00
PlayStation Portable		5.70	5.70

*	Production shipments of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

**	Including those both from Sony and third parties under Sony licenses.
      Operating income decreased compared with the previous fiscal year. Although there was an increase in software sales, the decrease in operating income was the result of a decrease in hardware sales coupled primarily with start up costs for the PSP. The cost of sales to sales ratio deteriorated as a result of costs associated with both the launch of the PSP and with the changeover to the new PS2 model. The ratio of selling, general and administrative expenses to sales compared to the previous fiscal year was relatively unchanged.
Pictures
      Sales for the fiscal year ended March 31, 2005 decreased by 22.7 billion yen, or 3.0 percent, to 733.7 billion yen compared with the previous fiscal year. Operating income increased by 28.7 billion yen, or 81.4 percent, to 63.9 billion yen and the operating income margin increased from 4.7 percent to 8.7 percent. The results in the Pictures segment consist of the results of SPE, a U.S.-based subsidiary.

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
      Operating income for the segment increased significantly, resulting in record operating income for the segment, due to the strong overall performance of the current fiscal year’s film slate and the home entertainment and international television syndication carryover performance of the prior fiscal year’s film slate noted above. Operating loss from the fiscal year release slate decreased 415 million U.S. dollars and operating income for the prior fiscal year’s release slate increased 173 million U.S. dollars as compared to the prior fiscal year. Spider-Man 2’s worldwide success contributed substantially to this fiscal year’s earnings, offset somewhat by the disappointing theatrical performance of Spanglish. Further improving operating income was a 38 million U.S. dollar decrease in restructuring charges. Partially offsetting these increases in operating income was the impact of the absence of the television transactions noted above, which reduced operating income by approximately 150 million U.S. dollars due primarily to the factors noted above for revenue.
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
Financial Services
      Please note that the revenue and operating income at Sony Life, Sony Assurance and Sony Bank discussed below differ from the results that Sony Life, Sony Assurance and Sony Bank disclose on a Japanese statutory basis.
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
      At Sony Bank, which started operations in June 2001, revenue rose as there was an increase in interest revenue associated with an increase in the balance of assets from investing activities. Although revenue increased, an increase in operating expenses resulted in a relatively unchanged operating loss compared with the previous fiscal year.
      At Sony Finance, a leasing and credit financing business subsidiary in Japan, revenue decreased due to a fall in leasing revenue. In terms of profitability, the operating loss decreased due to the recording of a loss, in the previous fiscal year ended March 31, 2004, from the lease of certain fixed assets to Crosswave Communications Inc (“Crosswave”), which commenced reorganization proceedings under the Corporate Reorganization Law of Japan during the same fiscal year.

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

All Other
      During the fiscal year ended March 31, 2005, sales within All Other were comprised mainly of sales from SMEJ; SMEI’s recorded music business for the four months through August 1, 2004 prior to the establishment of SONY BMG; SMEI’s music publishing business; SCN, an Internet-related service business subsidiary operating mainly in Japan; a retailer of imported general merchandise in Japan; an in-house facilities management business in Japan; and an advertising agency business in Japan. Results for the previous fiscal year in All Other include the consolidated results for SMEI’s recorded music business for all twelve months, as well as the full year’s results for SMEI’s publishing business and SMEJ.
      Sales for the fiscal year ended March 31, 2005 decreased by 202.9 billion yen, or 30.6 percent, to 459.9 billion yen, compared with the previous fiscal year. Of total segment sales, 82 percent were sales to outside customers. In terms of profit performance, operating income of 4.2 billion yen was recorded for All Other compared to the operating loss of 16.2 billion yen recorded in the previous fiscal year.
      During the fiscal year, the significant sales decrease within All Other reflects the fact that, as noted above, the results for the twelve months of the previous fiscal year in All Other incorporated the results for SMEI’s recorded music business.

      Sales at SMEJ increased 5.7 percent compared with the previous fiscal year mainly due to an increase in album and single sales. Best-selling albums and singles during the fiscal year included musiQ by ORANGE RANGE, SENTIMENTALovers by Ken Hirai and PORNO GRAFFITTI BEST BLUE’S by Porno Graffitti.
      Excluding sales recorded in Sony’s music business, there was a decrease in sales within All Other. This was principally a result of a decrease in intersegment sales due to contract changes at a Japanese subsidiary involved in the advertising agency business.
      Regarding profit performance within All Other, operating income was recorded compared to the operating loss in the previous fiscal year as a result of significantly increased operating income at SMEJ due mainly to the higher sales noted above and an improvement in the cost of sales ratio associated with strong sales of greatest hits albums, coupled with reduced fixed costs at network related businesses within Sony Corporation, and a gain from the sale of a retail and showroom building in Japan. Operating income was recorded despite the absence in the fiscal year ended March 31, 2005 of a 7.7 billion yen one-time gain recorded at a business operated by a U.S. subsidiary on the sale of rights related to a portion of the Sony Credit Card portfolio in the previous fiscal year.

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
      In the Pictures segment, Sony translates into yen the U.S. dollar consolidated results of SPE (a U.S.-based operation that has worldwide subsidiaries). Therefore, analysis and discussion of certain portions of the operating results of SPE are specified as being on “a U.S. dollar basis.” Results on a local currency basis and results on a U.S. dollar basis are not on the same basis as Sony’s consolidated financial statements and do not conform with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful information to investors regarding operating performance.
      In All Other, Sony consolidates the yen-translated results of SMEI (a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis) and the results of SMEJ (a Japan-based operation that aggregates the results of its operations in yen). In addition, in All Other, results for this fiscal year only include the results of SMEI’s recorded music business for the months of April through July 2004, and the twelve month results for SMEI’s music publishing business and SMEJ. However, results for the previous fiscal year in All Other include the consolidated results for SMEI’s recorded music business for all twelve months, as well as the full year’s results for SMEI’s publishing business and SMEJ.
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

Assets, Liabilities and Stockholders’ Equity
Assets
      Total assets on March 31, 2006 increased by 1,108.7 billion yen, or 11.7 percent, to 10,607.8 billion yen, compared with the previous fiscal year-end. Total assets on March 31, 2006 in all segments excluding the Financial Services segment increased by 364.4 billion yen, or 6.0 percent, to 6,392.3 billion yen and total assets on March 31, 2006 in the Financial Services segment increased by 680.1 billion yen, or 17.5 percent, to 4,565.6 billion yen, compared with the previous fiscal year-end. Total assets on March 31, 2006 in all segments excluding the Financial Services segment would have increased by approximately 2 percent compared with the previous fiscal year-end if the value of the yen had remained the same on March 31, 2006 as it was on March 31, 2005.

Current Assets
      Current assets on March 31, 2006 increased by 213.4 billion yen, or 6.0 percent, to 3,769.5 billion yen compared with the previous fiscal year-end. Current assets on March 31, 2006 in all segments excluding the Financial Services segment increased by 363.7 billion yen, or 14.0 percent, to 2,956.5 billion yen.
      Cash and cash equivalents on March 31, 2006 in all segments excluding the Financial Services segment increased 65.7 billion yen, or 12.6 percent, to 585.5 billion yen compared with the previous fiscal year-end. This is primarily a result of an increase in cash equivalents in association with the issuance of straight bonds carried out by Sony Corporation and the initial public offering of SCN.
      Notes and accounts receivable, trade (net of allowance for doubtful accounts and sales returns) on March 31, 2006 excluding the Financial Services segment increased 21.0 billion yen, or 2.2 percent, compared with the previous fiscal year-end to 973.7 billion yen.
      Inventories on March 31, 2006 increased by 173.4 billion yen, or 27.5 percent, to 804.7 billion yen compared with the previous fiscal year-end. This increase was primarily a result of both increased semiconductor inventory, primarily for use in PS3, and LCD television inventory in the Electronics segment and increased inventory in the Game segment resulting from the world-wide full-scale introduction of the PSP platform. The inventory to cost of sales turnover ratio (based on the average of inventories at the end of each fiscal year and previous fiscal year) was 1.67 months compared to 1.56 months at the end of the previous fiscal year. Sony considers this level of inventory to be appropriate in the aggregate.
      Current assets on March 31, 2006 in the Financial Services segment decreased by 138.7 billion yen, or 14.0 percent, to 851.5 billion yen, compared with the previous fiscal year-end. This decrease was primarily attributable to the fact that cash and cash equivalents were utilized for investments and advances.

Investments and Advances
      Investments and advances on March 31, 2006 increased by 774.2 billion yen, or 28.2 percent, to 3,519.9 billion yen, compared with the previous fiscal year-end.
      Investments and advances on March 31, 2006 in all segments excluding the Financial Services segment increased by 31.6 billion yen, or 7.1 percent, to 477.1 billion yen. This was primarily a result of an increase in investments and advances towards affiliated companies such as MGM Holdings, Inc.
      Investments and advances on March 31, 2006 in the Financial Services segment increased by 749.8 billion yen, or 31.5 percent, to 3,128.7 billion yen, compared with the previous fiscal year-end. This increase was primarily due to investments mainly in Japanese fixed income securities resulting from an increase in insurance premiums at Sony Life, and an increase in mortgage loans at Sony Bank.
      Also see “Investments” below.

Property, Plant and Equipment (after deduction of accumulated depreciation)
      Property, plant and equipment on March 31, 2006 increased by 16.1 billion yen, or 1.2 percent, to 1,388.5 billion yen, compared with the previous fiscal year-end.
      Property, plant and equipment on March 31, 2006 in all segments excluding the Financial Services segment increased by 17.3 billion yen, or 1.3 percent, to 1,351.1 billion yen, compared with the previous fiscal year-end.
      Capital expenditures (part of the increase in property, plant and equipment) for the fiscal year ended March 31, 2006 increased by 27.5 billion yen, or 7.7 percent, to 384.3 billion yen compared with the previous fiscal year. Capital expenditures in the Electronics segment increased by 17.5 billion yen, or 5.6 percent, to 328.6 billion yen but decreased in the Game segment by 10.4 billion yen, or 55.3 percent, to 8.4 billion yen. Capital expenditures in the semiconductor business within the Electronics segment, including capital expenditures related to the Cell microprocessor, amounted to 140.0 billion yen. Capital expenditures in the Pictures segment increased by 4.3 billion yen, or 73.8 percent to 10.1 billion yen. In All Other, which includes Sony’s consolidated music business, 4.2 billion yen of capital expenditures were recorded, compared to the 9.0 billion yen of capital expenditures recorded in the previous fiscal year.
      Property, plant and equipment on March 31, 2006 in the Financial Services segment decreased by 1.1 billion yen, or 2.9 percent, to 37.4 billion yen compared with the previous fiscal year-end. Capital expenditures in the Financial Services segment increased by 0.6 billion yen, or 15.9 percent, to 4.5 billion yen.

Other Assets
      Other assets on March 31, 2006 increased by 23.5 billion yen, or 1.5 percent, to 1,569.4 billion yen, compared with the previous fiscal year-end.
      Other assets on March 31, 2006 in all segments excluding the Financial Services segment decreased by 129.6 billion yen to 1,059.8 billion yen.
      Deferred tax assets on March 31, 2006 decreased by 61.6 billion yen, or 25.6 percent, to 178.8 billion yen compared with the previous fiscal year-end. This was due to the recording of additional valuation allowances against deferred tax assets by Sony Corporation and several of Sony’s Japanese domestic and overseas consolidated subsidiaries, mainly within the Electronics segment due to continued losses recorded at these businesses.

      Other assets in the Financial Services segment on March 31, 2006 increased by 70.2 billion yen, or 14.7 percent, to 548.0 billion yen compared with the previous fiscal year-end.
Liabilities
      Total current and long-term liabilities on March 31, 2006 increased by 761.9 billion yen, or 11.5 percent, to 7,366.8 billion yen compared with the previous fiscal year-end. Total current and long-term liabilities on March 31, 2006 in all segments excluding the Financial Services segment increased by 185.5 billion yen, or 5.5 percent, to 3,551.9 billion yen. Total current and long-term liabilities in the Financial Services segment on March 31, 2006 increased by 512.3 billion yen, or 14.8 percent, to 3,977.6 billion yen, compared with the previous fiscal year-end. Total current and long-term liabilities on March 31, 2006 in all segments excluding the Financial Services segment would have increased by approximately 2 percent compared with the previous fiscal year-end if the value of the yen had remained the same on March 31, 2006 as it was on March 31, 2005.

Current Liabilities
      Current liabilities on March 31, 2006 increased by 390.9 billion yen, or 13.9 percent, to 3,200.2 billion yen compared with the previous fiscal year-end. Current liabilities on March 31, 2006 in all segments excluding the Financial Services segment increased by 191.8 billion yen, or 9.0 percent, to 2,329.3 billion yen.
      Short-term borrowings and current portion of long-term debt on March 31, 2006 in all segments excluding the Financial Services segment increased 21.1 billion yen, or 10.3 percent, to 225.1 billion yen compared with the previous fiscal year-end. This was principally a result of an increase in the current portion of long-term debt.
      Notes and accounts payable, trade on March 31, 2006 in all segments excluding the Financial Services segment increased by 3.1 billion yen, or 0.4 percent, to 804.4 billion yen compared with the previous fiscal year-end.
      Current liabilities on March 31, 2006 in the Financial Services segment increased by 209.7 billion yen, or 29.6 percent, to 918.3 billion yen, mainly due to an increase in short-term borrowing and an increase in deposits from customers at Sony Bank.

Long-term Liabilities
      Long-term liabilities on March 31, 2006 increased by 371.0 billion yen, or 9.8 percent, to 4,166.6 billion yen compared with the previous fiscal year-end.
      Long-term liabilities on March 31, 2006 in all segments excluding the Financial Services segment decreased by 6.3 billion yen, or 0.5 percent, to 1,222.6 billion yen. In addition, Long-term debt on March 31, 2006 in all segments excluding the Financial Services segment increased 74.0 billion yen, or 11.8 percent, to 701.4 billion yen.
      Long-term debt increased primarily due to the issuance of straight bonds in order to redeem bonds maturing during the fiscal years ending March 31, 2006 and March 31, 2007. Long-term liabilities decreased, as accrued pension and severance costs decreased by 169.3 billion yen, or 50.1 percent, to 168.8 billion yen, principally as a result of the transfer to the Japanese Government of the substitutional portion of Sony’s Employee Pension Fund.
      Long-term liabilities on March 31, 2006 in the Financial Services segment increased by 302.6 billion yen, or 11.0 percent, to 3,059.3 billion yen. This was due to an increase in insurance-in-force in the life insurance business which resulted in an increase in future insurance policy benefits and other of 280.0 billion yen, or 11.4 percent, to 2,744.3 billion yen.

Total Interest-bearing Debt
      Total interest-bearing debt on March 31, 2006 increased by 192.0 billion yen, or 21.1 percent, to 1,101.2 billion yen, compared with the previous fiscal year-end. Total interest-bearing debt on March 31, 2006 in all segments excluding the Financial Services segment increased by 95.1 billion yen, or 11.4 percent, to 926.5 billion yen.
Stockholders’ Equity
      Stockholders’ equity on March 31, 2006 increased by 333.5 billion yen, or 11.6 percent, to 3,203.9 billion yen compared with the previous fiscal year-end. Retained earnings increased 96.6 billion yen compared with the previous fiscal year-end, and accumulated other comprehensive income (net of tax) was 156.4 billion yen. This was primarily due to comprehensive income of 140.5 billion yen arising from foreign currency translation adjustments in current fiscal year due to the depreciation of the yen against the U.S. dollar, partially offset by the recording of a change in accumulated other comprehensive income of 38.1 billion yen arising from unrealized gains on securities in the current fiscal year. The ratio of stockholders’ equity to total assets remained unchanged at 30.2 percent compared to the previous fiscal year-end.

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
Financial Services

	March 31

	2005	2006

	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	259,371	117,630
Marketable securities	456,130	532,895
Notes and accounts receivable, trade	77,023	17,236
Other	197,667	183,693

	990,191	851,454

Investments and advances	2,378,966	3,128,748
Property, plant and equipment	38,551	37,422
Other assets:
Deferred insurance acquisition costs	374,805	383,156
Other	103,004	164,827

	477,809	547,983

	3,885,517	4,565,607

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	45,358	136,723
Notes and accounts payable, trade	7,099	11,707
Deposits from customers in the banking business	546,718	599,952
Other	109,438	169,956

	708,613	918,338
Long-term liabilities:
Long-term debt	135,750	128,097
Accrued pension and severance costs	14,362	13,479
Future insurance policy benefits and other	2,464,295	2,744,321
Other	142,272	173,354

	2,756,679	3,059,251

Minority interest in consolidated subsidiaries	5,476	4,089
Stockholders’ equity	414,749	583,929

	3,885,517	4,565,607

Sony without Financial Services

	March 31

	2005	2006

	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	519,732	585,468
Marketable securities	4,072	4,073
Notes and accounts receivable, trade	952,692	973,675
Other	1,116,353	1,393,306

	2,592,849	2,956,522

Film costs	278,961	360,372
Investments and advances	445,446	477,089
Investments in Financial Services, at cost	187,400	187,400
Property, plant and equipment	1,333,848	1,351,125
Other assets	1,189,398	1,059,786

	6,027,902	6,392,294

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	204,027	225,082
Notes and accounts payable, trade	801,252	804,394
Other	1,132,201	1,299,809

	2,137,480	2,329,285
Long-term liabilities:
Long-term debt	627,367	701,372
Accrued pension and severance costs	338,040	168,768
Other	263,520	352,457

	1,228,927	1,222,597

Minority interest in consolidated subsidiaries	18,471	32,623
Stockholders’ equity	2,643,024	2,807,789

	6,027,902	6,392,294

Consolidated

	March 31

	2005	2006

	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	779,103	703,098
Marketable securities	460,202	536,968
Notes and accounts receivable, trade	1,025,362	985,508
Other	1,291,504	1,543,950

	3,556,171	3,769,524

Film costs	278,961	360,372
Investments and advances	2,745,689	3,519,907
Property, plant and equipment	1,372,399	1,388,547
Other assets:
Deferred insurance acquisition costs	374,805	383,156
Other	1,171,075	1,186,247

	1,545,880	1,569,403

	9,499,100	10,607,753

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	230,266	336,321
Notes and accounts payable, trade	806,044	813,332
Deposits from customers in the banking business	546,718	599,952
Other	1,226,340	1,450,623

	2,809,368	3,200,228
Long-term liabilities:
Long-term debt	678,992	764,898
Accrued pension and severance costs	352,402	182,247
Future insurance policy benefits and other	2,464,295	2,744,321
Other	299,858	475,106

	3,795,547	4,166,572

Minority interest in consolidated subsidiaries	23,847	37,101
Stockholders’ equity	2,870,338	3,203,852

	9,499,100	10,607,753

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

	March 31, 2006

	Cost	Unrealized gain	Unrealized Loss	Fair Market Value

	(Yen in Millions)
Financial Services Business:
Available for sale
Debt securities
Sony Life	2,062,410	10,702	(15,122)	2,057,990
Other	453,926	6,285	(7,561)	452,650
Equity securities
Sony Life	155,878	112,230	(1,137)	266,971
Other	9,323	4,176	(33)	13,466
Held to maturity
Debt securities
Sony Life	—	—	—	—
Other	33,189	132	(221)	33,100

Total Financial Services	2,714,726	133,525	(24,074)	2,824,177

Non-Financial Services:
Available for sale securities	68,406	55,549	(546)	123,409
Held to maturity securities	4	—	—	4

Total Non-Financial Services	68,410	55,549	(546)	123,413

Consolidated	2,783,136	189,074	(24,620)	2,947,590

      The most significant portion of these unrealized losses relate to investments held by Sony Life. Sony Life principally invests in debt securities in various industries. Most securities were rated “BBB” or better by Standard & Poor’s, Moody’s or others. As of March 31, 2006, Sony Life had debt and equity securities which had gross unrealized losses of 15.1 billion yen and 1.1 billion yen, respectively. Of the unrealized loss amounts recorded by Sony Life, less than 1 percent relate to securities being in an unrealized loss position of greater than 12 months. These unrealized losses related to numerous investments, with no single investment being in a material unrealized loss position. In addition, there was no individual security with unrealized losses that met the test discussed above for impairment as the declines in value were observed to be small both in amounts and percentage, and therefore, the decline in value for those investments was still determined to be temporary in nature. The percentage of non-investment grade securities held by Sony Life represents approximately 1 percent of Sony Life’s total investment portfolio, while the percentage of unrealized losses that relate to those non-investment grade securities was approximately 2 percent of Sony Life’s total unrealized losses as of March 31, 2006.
      For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2006 (15.1 billion yen), maturity dates vary as follows:

• Within 1 year:	5 percent
• 1 to 5 years:	44 percent
• 5 to 10 years:	50 percent
      Sony also maintains long-term investment securities issued by a number of non-public companies. The aggregate carrying amount of the investments in non-public companies at March 31, 2006 was 59.6 billion yen. A non-public equity investment is valued at cost as fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other than temporary, the impairment of the investment is recognized and the carrying value is reduced to its fair value.
      For the fiscal years ended March 31, 2004, 2005 and 2006, total impairment losses were 16.7 billion yen, 4.2 billion yen and 4.0 billion yen of which 0.2 billion yen, 0.5 billion yen and 0.2 billion yen, respectively, were recorded by Sony Life in Financial Services revenue (refer to “Financial Services” under “Operating Performance by Business Segment” for the fiscal years ended March 31, 2006 and March 31, 2005). Impairment losses other than at Sony Life in each of the three fiscal years were reflected in non-operating expenses and primarily relate to the certain strategic investments in non-financial services businesses. These investments primarily relate to the certain strategic investments in Japan, the U.S. and Europe with which Sony has strategic relationships for the purposes of developing and marketing new technologies. The impairment losses were recorded for each of the three fiscal years as these companies failed to successfully develop and market such technology, the operating performance of the companies was more unfavorable than previously expected and the decline in fair value of these companies was judged as other-than-temporary. None of these impairment losses was individually material to Sony, except for the devaluation of securities explained in “Other Income and Expenses” for the fiscal years ended March 31, 2004.
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
      Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. Sony Life and Sony Bank account for approximately 82 percent and 16 percent of the investments of the Financial Services segment, respectively.
      Sony Life’s fundamental investment policy is to build an investment portfolio capable of ensuring stable mid- to long-term returns through the efficient investment of funds, taking into account both expected returns and investment risks and responding flexibly to changes in financial conditions and the investment environment, while maintaining a sound asset base. Moreover, as its fundamental stance towards Asset Liability Management (“ALM”), a method of managing interest rate fluctuation risk through the comprehensive identification of differences in duration and cash flows between assets and liabilities, Sony Life takes the distinct characteristics of liability into account in order to control price fluctuation risks and establish a portfolio that ensures a certain level of returns. Sony Life adjusts its investing style depending on changes in the investment environment, in the first half of the fiscal year ended March 31, 2006, when stock prices in Japan remained low, Sony Life invested mainly in convertible bonds, while in the second half of the fiscal year ended March 31, 2006, when interest rates in Japan started to trend upward, Sony Life invested mainly in long-term Japanese government bonds.
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
Contractual obligations, commitments, and contingent liabilities
      The following table summarizes Sony’s contractual obligations and major commitments as of March 31, 2006. References to Note below represents a particular note within the Notes to Consolidated Financial Statements.

		Payments Due by Period

		Less than	1 to	3 to	After
	Total	1 Year	3 Year	5 Year	5 Year

	(Yen in millions)
Contractual Obligations and Major Commitments:*
Long-term debt (Note 11)
Capital lease obligations (Notes 8 and 11)	38,280	16,966	12,642	4,342	4,330
Other long-term debt (Note 11)	920,173	176,589	306,063	172,851	264,670
Minimum rental payments required under operating leases (Note 8)	195,537	47,500	61,244	27,861	58,932
Purchase commitments for property, plant and equipment and other assets (Note 23)	69,286	65,135	4,124	27	—
Expected cost for the production or purchase of films and television programming or certain rights (Note 23)	76,736	50,578	25,926	213	19
Partnership program contract with Fédération Internationale de Football Association (Note 23)	34,639	3,875	7,750	8,660	14,354

* The total amount of expected future pension payments is not included in the above table or the total amount of commitments outstanding at March 31, 2006 discussed below as such amount is not currently determinable. Sony expects to contribute approximately 33.0 billion yen to the Japanese pension plans and approximately 6.0 billion yen to the foreign pension plans during the fiscal year ending March 31, 2007 (Note 14).
* The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included in the above table or the amount of commitments outstanding at March 31, 2006 discussed below as it is not foreseeable how many loans will be executed. The total unused portion of the line of credit extended under these contracts was 326.7 billion yen as of March 31, 2006 (Note 23).
* The 5 year Revolving Credit Agreement with Sony BMG, which matures on August 5, 2009 and provides for a base commitment of 300 million U.S. dollars and additional incremental borrowings of up to 150 million U.S. dollars, is not included in the above table or the amount of commitments outstanding at March 31, 2006 discussed below as such amount is not currently determinable. Sony’s outstanding commitment under this Credit Agreement as of March 31, 2006 was 26.3 billion yen (Note 23).
      The total amount of commitments outstanding at March 31, 2006 was 285.8 billion yen (Note 23). The commitments include major purchase obligations as shown above.
      In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2006, such commitments outstanding were 69.3 billion yen.
      A subsidiary in the Pictures segment has committed to fund a portion of the production cost of completed films and is responsible for all distribution and marketing expenses relating to these films under a distribution agreement with a third party. Further, certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights therein. As of March 31, 2006, the total amount of the expected cost for the production or purchase of films and television programming or certain rights under the above commitments was 76.7 billion yen.
      Sony Corporation has entered into a partnership program contract with Fédération Internationale de Football Association (“FIFA”). Through this program Sony Corporation will be able to exercise various rights as an official sponsor of FIFA events from 2007 to 2014. As of March 31, 2006, Sony Corporation was committed to make payments under such contract of 34.6 billion yen.
      In order to fulfill its commitments, Sony will use cash generated by its operating activities, intra-group loans and borrowings from subsidiaries with excess funds to subsidiaries that are short of funds through its finance subsidiaries, and raise funds from the global capital markets and from banks when necessary.
      The following table summarizes Sony’s contingent liabilities as of March 31, 2006.

Total Amounts of
Contingent Liabilities

(Yen in millions)
Contingent Liabilities: (Note 23)
Loan guarantees to related parties	9,325
Other	11,747

Total contingent liabilities	21,072

Off-Balance Sheet Arrangements
      Sony has several off-balance sheet arrangements to provide liquidity, capital resources and/or credit risk support.
      During the fiscal year ended March 31, 2005, Sony entered into new accounts receivable sales programs that provide for the accelerated receipt of up to 47.5 billion yen of eligible trade accounts receivable of Sony Corporation. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. These transactions are accounted for as a sale in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, because Sony has relinquished control of the receivables. Accordingly, accounts receivable sold under these transactions are excluded from receivables in the accompanying consolidated balance sheet. The initial sale of these receivables was in March 2005, and Sony sold a total of 10.0 billion yen for the fiscal year ended March 31, 2005. Sony sold a total of 146.2 billion yen of receivables during the fiscal year ended March 31, 2006. Losses from these transactions were insignificant. Although Sony continues servicing the sold receivables, no servicing liabilities are recorded because costs regarding collection of the sold receivables are insignificant.
      Through May 2005, Sony had set up an accounts receivable securitization program in the United States that provided for the accelerated receipt of up to 500 million U.S. dollars of cash on eligible trade accounts receivable of Sony’s U.S. electronics subsidiary. Through this program, Sony could securitize and sell a percentage of an undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by a bank. These securitization transactions were accounted for as a sale in accordance with FAS No. 140, because Sony had relinquished control of the receivables. Accordingly, accounts receivable sold under these transactions were excluded from receivables in the accompanying consolidated balance sheet. During the period from April 2004 to January 2005, Sony sold a total of 80.3 billion yen of accounts receivable under this program. There were no outstanding amounts due at March 31, 2005 relating to the existing undivided interests in the pool of receivables that had been sold. Losses from these transactions were insignificant. This program was terminated in May 2005.
      Refer to Note 6 of Notes to Consolidated Financial Statements for more information on the accounts receivable securitization.
      In addition, a subsidiary in the Picture segment entered into a production/co-financing agreement with a Variable Interest Entity (“VIE”) on December 30, 2005, to co-finance 11 films scheduled to be released over the following 15 months. The subsidiary is not the primary beneficiary of the VIE and therefore does not consolidate the results of the VIE. Under the production/co-financing agreement, the subsidiary will receive approximately 400 million U.S. dollars over the term of the agreement. The subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs. As of March 31, 2006, only one co-financed film has been released by the subsidiary. The subsidiary did not make any equity investment in the VIE nor does it issue any guarantees with respect to the VIE. In April 2006, the subsidiary entered into a second production/co-financing agreement with a VIE to co-finance an additional 11 films scheduled to be released over the following 24 months. The subsidiary will receive approximately 330 million U.S. dollars over the term of the agreement. Similar to the first agreement, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs.
      Sony has, from time to time, entered into various arrangements with VIEs. In several of the arrangements in which Sony holds a significant variable interest, Sony is the primary beneficiary and therefore consolidates these VIEs. These arrangements include facilities which provide for the leasing of certain property, the financing of film production, the implementation of a stock option plan for Japanese employees and the U.S.-based music publishing business. The assets and liabilities associated with certain of these arrangements previously qualified for off-balance sheet treatment. In addition, Sony holds a significant variable interest in VIEs in which Sony is not the primary beneficiary and therefore does not consolidate. These VIEs include the film production/co-financing arrangements noted above.
Cash Flows
(The fiscal year ended March 31, 2006 compared with the fiscal year ended March 31, 2005)
      Operating Activities: During the fiscal year ended March 31, 2006, Sony generated 399.9 billion yen of net cash from operating activities, a decrease of 247.1 billion yen, or 38.2 percent compared with the previous fiscal year. Of this total, all segments excluding the Financial Services segment generated 252.0 billion yen of net cash from operating activities, a decrease of 233.5 billion yen, or 48.1 percent, compared with the previous fiscal year, and the Financial Services segment generated 147.1 billion yen of net cash from operating activities, a decrease of 20.9 billion yen, or 12.5 percent, compared with the previous fiscal year.
      During the fiscal year, there was a positive impact on operating cash flow mainly from the effect of the profit contribution from the Financial Services segment, and after taking account of depreciation and amortization, as well as the effect of the loss on sale, disposal or impairment of assets, net. However, primarily offsetting these contributions was an increase in inventory, particularly within the Electronics and Game segments, the effect of the non-cash net gain on the transfer to the Japanese Government of the substitutional portion of the employee pension fund, an increase in deferred acquisition costs within the Financial Services segment and effect of the gain on change in interest in subsidiaries and equity investees.

      Compared with the previous fiscal year, net cash provided by operating activities decreased mainly as a result of taking into account the lower net income recorded during the fiscal year as compared to the previous fiscal year, and, as noted above, the increase in inventory during the fiscal year compared with the previous fiscal year, the effect of the gain on the transfer to the Japanese Government of the substitutional portion of the employee pension fund, and of the gain on change in interest in subsidiaries and equity investees.
      Investing Activities: During the fiscal year, Sony used 871.3 billion yen of net cash in investing activities, an decrease of 59.9 billion yen, or 6.4 percent, compared with the previous fiscal year. Of this total, all segments excluding the Financial Services segment used 296.4 billion yen of net cash in investing activities, an decrease of 175.7 billion yen, or 37.2 percent, compared with the previous fiscal year, and the Financial Services segment used 563.8 billion yen in net cash, an increase of 142.4 billion yen, or 33.8 percent. During the fiscal year, purchases of fixed assets (capital expenditures) were made, primarily due to proactive capital expenditures in semiconductors mainly within the Electronics segment, mostly associated with image sensors.
      Within the Financial Services segment, payments for investments and advances exceeded proceeds from maturities of marketable securities, sales of securities investments and collections of advances primarily as a result of investments in mainly Japanese fixed income securities resulting from an increase in insurance premiums at Sony Life, and an increase in the outstanding balance of mortgage loans at Sony Bank.
      Compared with the previous fiscal year, net cash used in investing activities decreased, due primarily to the fact that in the previous fiscal year, investments were carried out principally in relation to S-LCD and in semiconductor fabrication equipment, particularly investments associated with the advanced microprocessor Cell On the other hand, within the Financial Services segment, net cash used in investing activities increased due to an increase in investments and advances compared to the previous fiscal year.
      In all segments excluding the Financial Services segment, the difference between cash generated from operating activities and cash used in investing activities was a use of cash of 44.4 billion yen, as compared to the 13.3 billion yen of cash generated in the previous fiscal year.
      Financing Activities: During the fiscal year ended March 31, 2006, 359.9 billion yen of net cash was provided by financing activities. Of the total, 74.6 billion yen of net cash was generated from financing activities in all segments excluding the Financial Services segment compared to a use of net cash in the previous fiscal year of 95.4 billion yen. This was a result of straight bonds issued in order to redeem bonds maturing during the fiscal years ended March 31, 2006 and March 31, 2007.
      In the Financial Services segment, as a result of an increase in policyholder accounts at Sony Life, and an increase in deposits from customers, as well as call loan borrowings carried out at Sony Bank, 274.9 billion yen of net cash was generated by financing activities.
      Accounting for all these factors and the effect of exchange rate changes, the total outstanding balance of cash and cash equivalents at the end of the fiscal year decreased by 76.0 billion yen, or 9.8 percent, to 703.1 billion yen, compared with the end of the previous fiscal year. The total outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment increased by 65.7 billion yen, or 12.6 percent, to 585.5 billion yen, and for the Financial Services segment, decreased by 141.7 billion, or 54.6 percent, to 117.6 billion yen, compared with the end of the previous fiscal year.
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
Condensed Statements of Cash Flows

	Fiscal Year Ended
	March 31

	2005	2006

	(Yen in millions)
Financial Services
Net cash provided by operating activities	168,078	147,149
Net cash used in investing activities	(421,384)	(563,753)
Net cash provided by financing activities	256,361	274,863

Net increase (decrease) in cash and cash equivalents	3,055	(141,741)
Cash and cash equivalents at beginning of the fiscal year	256,316	259,371

Cash and cash equivalents at end of the fiscal year	259,371	117,630

	Fiscal Year Ended
	March 31

	2005	2006

	(Yen in millions)
Sony without Financial Services
Net cash provided by operating activities	485,439	251,975
Net cash used in investing activities	(472,119)	(296,376)
Net cash provided by (used in) financing activities	(95,373)	74,600
Effect of exchange rate changes on cash and cash equivalents	8,890	35,537

Net increase (decrease) in cash and cash equivalents	(73,163)	65,736
Cash and cash equivalents at beginning of the fiscal year	592,895	519,732

Cash and cash equivalents at end of the fiscal year	519,732	585,468

	Fiscal Year Ended
	March 31

	2005	2006

	(Yen in millions)
Consolidated
Net cash provided by operating activities	646,997	399,858
Net cash used in investing activities	(931,172)	(871,264)
Net cash provided by financing activities	205,177	359,864
Effect of exchange rate changes on cash and cash equivalents	8,890	35,537

Net increase (decrease) in cash and cash equivalents	(70,108)	(76,005)
Cash and cash equivalents at beginning of the fiscal year	849,211	779,103

Cash and cash equivalents at end of the fiscal year	779,103	703,098

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
      During the fiscal year, in addition to profit contributions from the Pictures segment, Financial Services segment, Game segment and All Other and depreciation expenses, operating cash flow benefited from an increase in notes and accounts payable, trade, primarily associated with an increase in sales and procurement related primarily to the PSP within the Game segment during the fourth quarter of the fiscal year, a decrease in notes and accounts receivable, trade, associated with a sales decrease in the Pictures segment during the fourth quarter and within All Other associated with the decrease in sales after August 2004, and a decrease in inventory mainly within the Game and Electronics segments. Partially offsetting these contributions were factors including an increase in notes and accounts receivable, trade primarily within the Game segment. In addition, in the Financial Services segment, an increase in future insurance policy benefits and other, due to an increase in insurance-in-force, contributed to operating cash flow in the Financial Services segment.
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
      During the fiscal year, purchases of fixed assets (capital expenditures) were made, primarily due to proactive capital expenditures in semiconductors mainly within the Electronics segment, mostly associated with system LSI including the advanced microprocessor Cell as well as investments associated with the establishment of the amorphous TFT LCD panel manufacturing joint venture S-LCD. Within the Financial Services segment, payments for investments and advances exceeded proceeds from maturities of marketable securities, sales of securities investments and collections of advances primarily as a result of investments in mainly Japanese fixed income securities resulting from an increase in insurance premiums at Sony Life, and a mortgage loan campaign carried out at Sony Bank.
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

      In the Financial Services segment, as a result of a 294.4 billion yen increase in customer deposits due to factors such as an increase in insurance-in-force at Sony Life and an increase in deposits from customers at Sony Bank, 256.4 billion yen was procured by financing activities.
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

LIQUIDITY AND CAPITAL RESOURCES
      Sony’s financial policy is to secure adequate liquidity, to ensure the smooth financing of its operations and to maintain the strength of its balance sheet.
      Sony intends to continue both structural reform and various investments for future growth. Sony believes that it can maintain sufficient liquidity and financial flexibility to satisfy its various capital needs, including funding requirements that arise from its business strategy, working capital needs, repayment of existing debt, payment of dividends and all its other capital needs, through cash flows and cash and cash equivalents, its ability to procure necessary funds from the financial and capital markets, its commitment lines with banks, and other means.

Market Access
      Sony Corporation and SGTS, a finance subsidiary in the U.K., procure funds from the financial and capital markets.
      In order to meet long-term funding requirements, Sony Corporation utilizes its access to global equity and bond markets. During the fiscal year ended March 31, 2006, based on a bond shelf registration filed in Japan, Sony issued three series of straight bonds totaling 120 billion yen in September 2005 for the purpose of debt redemption, and another three series of straight bonds totaling 100 billion yen in February 2006 for the redemption bonds maturing during the fiscal year ending March 31, 2007, respectively. As the total amount of shelf registrations outstanding decreased after these bond issues, Sony filed a new shelf registration of 300 billion yen in April 2006, which is effective for two years.
      In order to meet the working capital requirements of Sony, SGTS maintains commercial paper (“CP”) programs and a medium-term note (“MTN”) program. SGTS maintains CP programs for the U.S., Euro and Japanese CP markets. As of March 31, 2006, the total amount of these CP programs was 1,321.9 billion yen. During the fiscal year ended March 31, 2006, the largest month-end outstanding balance of CP was 111.4 billion yen in September 2005. There was no outstanding balance of CP as of March 31, 2006.
      SGTS maintains a Euro MTN program of whose amount as of March 31, 2006 was 587.1 billion yen. There was no outstanding balance as of March 31, 2006. Sony Capital Corporation (“SCC”), a Sony finance subsidiary in the U.S., had an outstanding MTN balance of approximately 58.7 billion yen as of March 31, 2006. However, Sony does not intend to utilize SCC’s program for future financing requirements as SCC’s financing function was integrated into that of SGTS.

Liquidity Management
      Sony’s working capital needs grow significantly in the third quarter (from October to December) as a result of the general seasonality to Sony’s business. Sony’s basic liquidity management policy is to secure sufficient liquidity throughout the relevant fiscal year, covering such factors as short-term cash flow volatility mentioned above, repayments for debts whose due date fall within a year, and possible downward earnings risk due to changes in the business environment.
      Sony defines its liquidity sources as the amount of cash, cash equivalents (“cash balance”), and committed lines of credit contracted with financial institutions. Regarding its cash balance, Sony’s policy is to maintain more than a certain level of cash balance to absorb any working capital needs daily and monthly. The balance of cash and marketable securities on March 31, 2006, was 589.5 billion yen. A short-term shortage in the cash balance is financed by the issuance of CP. However, Sony controls the outstanding CP amount through internal limits as part of its short-term debt risk management strategy. In the fiscal year ended March 31, 2006, there was no outstanding CP amount.
      As part of its additional liquidity sources, Sony has a total of 683.4 billion yen in committed lines of credit with various financial institutions, of which the unused amount was 676.4 billion yen as of March 31, 2006. Major committed lines of credit include a total of 502.6 billion yen of Global Commitment Facilities contracted with a syndicate of global banks, and a 150 billion yen of committed line of credit contracted with Japanese financial institutions. During the fiscal year ended March 31, 2006, Sony reorganized the total amount and composition of terms to maturity of both facilities. With regards to the Global Commitment Facilities, as of March 31, 2005, Sony had two facilities consisting of a 5-year contract (amount as of March 31, 2005 is 459.4 billion yen, maturity March 2009) and a 364-day contract (amount as of March 31, 2005 is 114.9 billion yen) totaling 574.3 billion yen. During the fiscal year ended March 31, 2006, the 364-day portion was terminated. With regards to the committed line with Japanese financial institutions, as of March 31, 2005, Sony had two facilities consisting of a 100 billion yen 3-year contract and a 150 billion yen 364-day contract, totaling 250 billion yen. During the fiscal year ended March 31, 2006, upon expiry of the 3-year contract, Sony newly entered into a 150 billion yen 3-year contract (maturing in July 2008) while the 364-day contract was terminated. As a result, although the total amount of the facilities has been reduced by 185.3 billion yen compared with the fiscal year ended March 31, 2005, Sony believes it maintains long-term secured and sufficient liquidity. Sony uses these lines for general corporate purposes, including the support of CP programs and for emergency purposes. There are no financial covenants in any of Sony’s material financial agreements that would cause an acceleration of the obligation in the event of a downgrade in Sony’s credit ratings. However, a downgrade in Sony’s credit ratings could increase the cost of borrowings. There are no restrictions on how Sony’s borrowings can be used except that some borrowings may not be used to acquire securities listed on a U.S. exchange or traded over-the-counter in U.S., and use of such borrowings must comply with the rules and regulations issued by authorities such as the Board of Governors of the Federal Reserve Board.

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
      Sony’s current debt ratings from each agency are noted below:

	Moody’s	S&P	R&I

Long-term debt	A2 (Outlook: Stable)	A- Outlook: Stable)	AA- (Outlook: Stable)
Short-term debt	P-1	A-2	a-1+
      S&P downgraded Sony’s long-term debt rating from A to A- and short-term debt rating from A-1 to A-2 in October 2005, R&I downgraded Sony’s long-term debt rating from AA to AA- in November 2005 and Moody’s downgraded Sony’s long-term debt rating from A1 to A2 in December 2005, respectively. Sony’s short-term debt rating from Moody’s and R&I have been unaffected. These downgrades of debt ratings reflected rating agencies’ concern mainly of low profitability in the Electronics segment and the low level of Sony’s cash flows. The outlook after the downgrades of long-term debt ratings from the three agencies is stable. Despite these downgrades of debt ratings, Sony believes its access to the global capital markets and ability to issue CP for its working capital needs have not been restricted.

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

Financial Services segment
      In the Financial Services segment, the management of SFH, Sony Life, Sony Assurance and Sony Bank recognize the importance of securing sufficient liquidity to cover the payment obligations that they take on as a result of their ordinary course of business, and these companies abide by the regulations imposed by regulatory authorities and establish and operate under company guidelines that comply with these regulations. Their purpose in doing so is to maintain sufficient cash and cash equivalents and secure sufficient means to pay their obligations. For instance, Sony Life’s cash inflows come mainly from policyholders’ insurance premiums and Sony Life keeps sufficient liquidity in the form of investments primarily in various securities. Sony Bank, on the other hand, uses its cash inflows, which come mainly from customers’ deposits in local or foreign currencies, in order to offer mortgage loans to individuals or to make bond investments, and establish a necessary level of liquidity for the smooth settlement of transactions.
      Sony Life currently obtains ratings from five rating agencies: A+ by S&P for long-term counterparty and insurer financial strength rating, Aa3 by Moody’s for insurance financial strength rating, A+ by AM Best Company Inc. for financial strength rating, and AA by R&I for insurance claims paying ability and AA by the Japan Credit Rating Agency Ltd for ability to pay insurance claims. Sony Bank obtained an A-/ A-2 rating from S&P for its long-term/short-term local/foreign currency issuer ratings.
RESEARCH AND DEVELOPMENT
      In its mid-term corporate strategy announced on September 22, 2005, Sony stressed that the most pressing issue confronting the company today is the revitalization of its electronics business. The strengthening of the competitiveness of Sony’s technologies and its products is an important element of both the revitalization of the Electronics business and the company’s growth strategy, and Sony considers research and development activities that support this competitiveness will remain pivotal to its mid- to long term strategy.
      Research and Development is focused in three key domains: a common development platform technology for home and mobile electronics; semiconductor and device technology essential for product differentiation and for creating added-value to products; and software technology.
      Reflecting Sony’s mid-term corporate strategy, in October 2005, the company established the Display Device Development Group, to accelerate the development of organic light-emitting diode (OLED) displays, and the Technology Development Group, to strengthen software development.
      Moreover, Sony continues to strengthen the fundamental research and development structure at three of its corporate laboratories, Information Technology Laboratories (communication and security technologies), Material Laboratories (material and device technologies) and A3 Laboratories (signal processing technologies).

      Research and development costs for the fiscal year ended March 31, 2006 increased 29.8 billion yen, or 5.9 percent, to 531.8 billion yen, compared with the previous fiscal year. The ratio of research and development costs to net sales (which excludes Financial service revenue and other operating revenue) increased from 7.6 percent to 7.9 percent. The bulk of research and development costs were incurred in the Electronics and Game segments. Expenses in the Electronics segment decreased 15.2 billion yen, or 3.5 percent, to 418.1 billion yen, whereas expenses in the Game segment increased 40.2 billion yen, or 58.7 percent, to 108.7 billion yen. In the Electronics segment, approximately 64 percent of expenses were for the development of new product prototypes while the remaining 36 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications, displays and next generation optical discs. In addition, within the Game segment, there was an increase primarily of hardware-related research and development costs associated with PS3.
      Research and development costs for the fiscal year ended March 31, 2005 decreased 12.5 billion yen, or 2.4 percent, to 502.0 billion yen, compared with the previous fiscal year. The ratio of research and development costs to net sales increased from 7.5 percent to 7.6 percent. The bulk of research and development costs were incurred in the Electronics and Game segments. Expenses in the Electronics segment increased 2.4 billion yen, or 0.6 percent, to 433.3 billion yen, and expenses in the Game segment decreased 14.9 billion yen, or 17.9 percent, to 68.5 billion yen. In the Electronics segment, approximately 62 percent of expenses were for the development of new product prototypes while the remaining 38 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications, displays and next generation optical discs. There was an increase in research and development costs related to semiconductor process technology associated with the transfer of Sony Computer Entertainment’s semiconductor manufacturing operations from the Game segment to the Electronics segment. However, the stringent selection of research and development activities resulted in a small increase in research and development expenses within the Electronics segment. Research and development expenses in the Game segment remained high due to the research and development associated with PSP and PS3.
      Research and development costs for the fiscal year ended March 31, 2004 were 514.5 billion yen. The bulk of research and development costs were incurred in the Electronics and Game segments; expenses in the Electronics segment were 431.0 billion yen, and expenses in the Game segment were 83.4 billion yen. In the Electronics segment, approximately 62 percent of expenses were for the development of new product prototypes while the remaining approximately 38 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications, displays and next generation optical discs.
TREND INFORMATION
      This section contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and which applies to this entire document.

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
      In response to these challenges, Sony has been undertaking initiatives to improve its competitiveness and strengthen the quality of its management, such as a reduction in the number of business categories and the number of models, a rationalization of manufacturing sites and the creation of a more efficient administrative structure, as well as the sale of non-core assets (See “Restructuring” in “Item 5. Operating and Financial Review and Prospects” for more detailed information about restructuring). This plan, developed in consultation with Sony’s stakeholders both inside and outside the company, moved to strengthen Sony’s competitiveness in three core sectors — Electronics, Game and Entertainment — through a balanced mix of restructuring and growth initiatives combined with a new organizational structure. In particular, it is the revitalization of

Electronics that management regards as the most pressing issue confronting Sony today. As well as reorganizing its Electronics business to place centralized decision-making authority over key areas under the Electronics CEO, Sony is implementing reorganization initiatives to strengthen horizontal coordination in the key areas of product planning, technology, procurement, manufacturing, and sales and marketing. For Sony’s growth strategy in Electronics, resources will be focused on the development and commercialization of high-definition products, mobile products and advanced semiconductors and other key devices that can further differentiate these products, targeting enhanced competitiveness and improved profitability.
      In addition to this cost-cutting and investment for growth, each of Sony’s business segments grappled with issues specific to that segment. Below is a description of the issues management believes each segment continues to face and an explanation as to how each segment is approaching those issues.

Electronics
      Although the Electronics segment continues to hold a very strong position in the worldwide consumer audio visual products market, that position has become increasingly threatened as a result of the entrance of new manufacturers and distributors. These new entrants are threatening Sony’s position due to the industry shift from analog to digital technology. In the analog era, complicated functionality of electronics products was made possible through the combination of several complex parts, and Sony held a competitive advantage in the design and manufacture of those parts as a result of its accumulated expertise. In the digital era, however, complicated functionality has become concentrated on semiconductors and other key digital devices. Since these semiconductors and key devices are able to be mass produced, they have become readily available to new market entrants, and the functionality that once commanded a high premium has become more affordable. This has led to intense price erosion in the consumer audio visual products market. To respond to these challenges, Sony is striving to keep pace with price erosion by reducing its manufacturing and other costs. It is seeking to maintain the premium pricing it enjoys on many of its end-user products by adding functionality to those products and developing new applications and ways of use that appeal to the consumer. In addition, it is taking steps to increase its competitive edge by developing high value-added semiconductors and other digital key devices in-house. By enhancing the in-house production of key devices, Sony aims to incorporate added-value into these key devices.
      In the area of semiconductors, in the fiscal years ended March 31, 2005 and 2006, Sony carried out 150 billion yen and 140 billion yen, respectively, of capital expenditure mainly on system large scale integrations (“LSI”) and CCDs. These totals also include Sony’s investment in semiconductor fabrication equipment built at the 65 nanometer process technology level. Chips that will be manufactured using this equipment will be some of the most highly advanced on the market, and will include system LSI, in particular the Cell microprocessor, for anticipated use in the next generation computer entertainment system, PS3, as well as digital consumer electronics products for the broadband era. Over the last five years, Sony, Sony Computer Entertainment, IBM Corporation (“IBM”) and Toshiba Corporation (“Toshiba”) have carried out joint development focused on 90 and 65 nanometer process technology for utilization in the design and manufacturing of the Cell microprocessor. Moreover, in 2006 Sony Corporation, IBM, and Toshiba concluded a new joint development agreement to begin a new 5-year alliance for the research and development of advanced semiconductor technology.
      In the area of other key devices, S-LCD, Sony’s joint venture with Samsung Electronics Co., Ltd. based in South Korea, started production of 7th generation amorphous TFT LCD panel (glass panel size: approximately 1,870mm × 2,200mm) in April 2005 and since October 2005 has been producing 60,000 sheets a month. In July 2006, S-LCD increased its production capacity to 75,000 panels a month, and further investment has been committed that will raise its production capacity to 90,000 panels at the start of calendar 2007. The total amount of these new investments, to be self-financed by S-LCD, is approximately 10 billion yen and approximately 28 billion yen, respectively.
      In July 2006, Sony and Samsung signed the final contract regarding the manufacturing of 8th generation TFT LCD panels (glass panel size: approximately 2,200mm × 2,500mm) at the S-LCD joint venture. The total amount of the investment is expected to be approximately 1.9 billion U.S. dollars (approximately

50 percent of which will be borne by Sony), targeting a production capacity of 50,000 panels a month from fall, 2007.

Game
      In the Game segment, although it is anticipated that the size of the PS2 business, six years into its business cycle after its domestic launch in Japan in March 2000, will begin to contract, SCE will endeavor to maintain a continued high share of the global game console market for both PS2 hardware and software. Furthermore, through the addition of software and hardware system upgrades and new peripherals, which will work in tandem with PSP software to propose new ways of enjoying the handheld, SCE will promote further penetration of the platform. In addition, the new PS3 computer entertainment platform is scheduled to launch in November 2006. Through the provision of an appealing software line-up, SCE will promote the launch of the PS3 platform (See “Game” in “Operating Results for the Fiscal Year Ended March 31, 2006 compared with the Fiscal Year Ended March 31, 2005” within “Item 5. Operating and Financial Review and Prospects” for more detailed information regarding the impact of the PS3 launch).

Pictures
      In the Pictures segment, Sony faces intense competition, rising advertising and promotion expenses and a growing trend toward digital piracy. In addition, the DVD format is nine years old and is showing signs of maturation. To meet these challenges, Sony is working to distribute a diversified portfolio of motion pictures with broad worldwide appeal on existing and new home entertainment formats, including Blu-ray, and on other emerging platforms, including digital download.

Financial Services
      In the Financial Services segment, the value of assets accumulated by the businesses in the segment has grown continuously over the past several years, resulting in a large portion (approximately 43 percent) of Sony’s total assets being accounted for by the Financial Services segment. To strengthen asset management and risk management in parallel with this growing asset value, enhance disclosure of business details, and offer customers integrated financial services tailored to their individual needs, in April 2004 Sony established Sony Financial Holdings Inc., a holding company overseeing Sony Life, Sony Assurance and Sony Bank, with the aim of both increasing the synergies between these businesses and targeting an initial public offering at some point in the fiscal year ending March 31, 2008 or subsequent fiscal year thereafter, as deemed appropriate by Sony after taking into account equity market conditions.
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

Impairment of long-lived assets
      Sony reviews the carrying value of its long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is performed using estimates of future cash flows by product category (e.g. CRT TV displays) or entity (e.g. semiconductor manufacturing division in the U.S.). If the carrying value of the asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value. Fair value is determined using the present value of estimated net cash flows or comparable market values.
      Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets.
      In the fiscal year ended March 31, 2004, Sony recorded impairment charges for long-lived assets totaling 16.1 billion yen. It included 5.3 billion yen for the impairment of long-lived assets such as semiconductor and CRT TV display manufacturing equipment to be abandoned or sold in connection with certain restructuring activities in the Electronics segment. It also included 3.0 billion yen for the impairment of long-lived assets in the Music business such as a certain CD manufacturing facility to be abandoned or sold and a recording studio and equipment to be held and used in Japan. Fair value of these assets was determined using estimated future discounted cash flows which were based on the best information available.
      In the fiscal year ended March 31, 2005, Sony recorded impairment charges for long-lived assets totaling 19.2 billion yen. It included 7.5 billion yen for the impairment of long-lived assets of CRT TV display manufacturing facilities to be held and used in Europe in connection with certain restructuring activities in the Electronics segment. Fair value of these assets was determined using estimated future discounted cash flows which were based on the best information available.

      In the fiscal year ended March 31, 2006, Sony recorded impairment charges for long-lived assets totaling 59.8 billion yen. It included 25.5 billion yen for the impairment of long-lived assets of CRT TV display manufacturing facilities to be held and used in the U.S. in connection with certain restructuring activities in the Electronics segment. Fair value of these assets was determined using estimated future discounted cash flows which were based on the best information available. The impairment charge also included 8.5 billion yen for the impairment of long-lived assets of the Metreon, an entertainment complex to be held for sale in the U.S. in connection with restructuring activities of non-core businesses in All Other. The impairment charge was based on the negotiated sales price of the complex.

Goodwill and other intangible assets
      Goodwill and other intangible assets that are determined to have an indefinite life are not amortized, but are tested for impairment in accordance with FAS No. 142 during the fourth quarter of fiscal year on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by management. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit (Sony’s operating segments or one level below the operating segments) with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Other intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
      Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could significantly impact whether or not an impairment charge is recognized as well as the magnitude of any such charge. In its impairment review, Sony performs internal valuation analyses or utilizes third-party valuations when management believes it to be appropriate, and considers other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. During the fourth quarter of the year ended March 31, 2006, Sony performed the annual impairment test for goodwill and recorded an impairment loss of 0.5 billion yen in a reporting unit in All Other. This impairment charge reflected the overall decline in the fair value of a subsidiary. The fair value of the subsidiary was estimated principally using the expected present value of future cash flows.
      Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and other intangible assets in the future. In order to evaluate the sensitivity of the fair value calculations on the impairment analysis, Sony applied a hypothetical 10 percent decrease to the fair value of each reporting unit. As of March 31, 2006, a 10 percent hypothetical decrease to the fair value of each reporting units would not have resulted in a material impairment loss.

Pension benefits costs
      Employee pension benefit costs and obligations are dependent on certain assumptions including discount rates, retirement rates and mortality rates, which are based upon current statistical data, as well as expected long-term rates of return on plan assets and other factors. Specifically, the discount rate and expected long-term rate of return on assets are two critical assumptions in the determination of periodic pension costs and pension liabilities. Assumptions are evaluated at least annually, or at the time when events occur or circumstances change and these events or changes could have a significant effect on these critical assumptions. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods. Therefore, actual results generally affect recognized costs and the recorded obligations for pensions in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Sony’s pension obligations and future costs.
      Sony’s principal pension plans are its Japanese pension plans. Foreign pension plans are not significant individually with total assets and pension obligations amounting to less than 10 percent of those of the aggregate of the Japanese pension plans.
      To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 2.2 percent for its Japanese pension plans as of March 31, 2006. The discount rate was determined by using currently available information about rates of return on high-quality fixed-income investments available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments. Such available information about rates of returns is collected from Bloomberg and credit rating agencies. The 2.2 percent discount rate represents a 10 basis point decrease from the 2.3 percent discount rate used for fiscal year ended March 31, 2005. The reduction of the average duration of benefit payments in consideration of amounts and timing of cash outflows for expected benefit payments is mainly due to the fact that more retiring employees selected lump-sum amounts instead of monthly pension payments. For Japanese pension plans, a 10 basis point decrease in the discount rate would increase pension costs by approximately 0.8 billion yen for the fiscal year ending March 31, 2007.
      To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of plan assets. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 3.2 percent and 3.5 percent as of March 31, 2005 and 2006 respectively. The actual gain on pension plan assets for the fiscal year ended March 31, 2006 was 10.6 percent. Actual results that differ from the expected return on plan assets are accumulated and amortized as a component of pension costs over the average future service period, thereby reducing the year-to-year volatility in pension costs. As of March 31, 2005 and 2006, Sony had unrecognized actuarial losses of 322.2 billion yen and 169.9 billion yen, respectively, including losses related to plan assets. As a result of the transfer to the Japanese government of the substitutional portion, unrecognized actuarial losses related to the substitutional portion was recognized as a settlement loss. Therefore unrecognized actuarial losses were reduced. The unrecognized actuarial losses reflect the overall unfavorable return on investment over the past several years and will result in an increase in pension costs as they are recognized.
      Sony recorded a liability for the unfunded accumulated benefit obligation for Japanese pension plans of 128.6 billion yen and 35.8 billion yen as of March 31, 2005 and 2006, respectively. This liability represents the excess of the accumulated benefit obligation under Sony’s qualified defined benefit pension plans over the fair value of the plans’ assets. This liability was established by a charge to stockholders’ equity, resulting in no impact to the accompanying consolidated statements of income.

      The following table illustrates the sensitivity to a change in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Japanese pension plans as of March 31, 2006. As benefit obligation and plan assets decreased due to the transfer to the government of the substitutional portion, the sensitivity also decreased.

	Pre-Tax	Pension	Equity
Change in Assumption	PBO	Costs	(Net of Tax)

(Yen in billions)
25 basis point increase/decrease in discount rate	-/+24.7	-/+2.0	+/-1.2
25 basis point increase/decrease in expected return on assets	—	-/+1.2	+/-0.7

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

Future insurance policy benefits
      Liabilities for future insurance policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality, morbidity, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from approximately 0.90 percent to 5.10 percent. Mortality, morbidity and withdrawal assumptions for all policies are based on either the life insurance subsidiary’s own experience or various actuarial tables. Generally these assumptions are “locked-in” upon the issuance of new insurance. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Sony’s future insurance policy benefits.

RECENTLY ADOPTED ACCOUNTING STANDARDS
Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts
      In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.” SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony’s operating income decreased by 5.2 billion yen for the fiscal year ended March 31, 2005. Additionally, on April 1, 2004, Sony recorded a 4.7 billion yen charge (net of income taxes of 2.7 billion yen) as a cumulative effect of an accounting change.
The Effect of Contingently Convertible Instruments on Diluted Earnings per Share
      In July 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share.” In accordance with Statement of Financial Accounting Standards (“FAS”) No. 128, “Earnings per Share”, Sony had not previously included in the computation of diluted earnings per share (“EPS”) the number of potential common stock issuable upon the conversion of contingently convertible debt instruments (“Co-Cos”) that had not met the conditions to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the stock acquisition rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2004 were restated. Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2005 decreased by 7.26 yen and 7.06 yen, respectively, as a result of adopting EITF Issue No. 04-8.
Consolidation of Variable Interest Entities
      In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin (“ARB”) No. 51”. FIN No. 46 addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). Sony early adopted the provisions of FIN No. 46 on July 1, 2003. As a result of adopting the original FIN No. 46, Sony recognized a one-time charge with no tax effect of 2.1 billion yen as a cumulative effect of accounting change in the consolidated statement of income, and Sony’s assets and liabilities increased by 95.3 billion yen and 98.0 billion yen, respectively. These increases were treated as non-cash transactions in the consolidated statement of cash flows. In addition, cash and cash equivalents increased by 1.5 billion yen.
      Sony subsequently early adopted the provisions of FIN No. 46 R, which replaced FIN No. 46, upon issuance in December 2003. The adoption of FIN No. 46R did not have an impact on Sony’s results of operations and financial position or impact the way Sony had previously accounted for VIEs.
Exchanges of Nonmonetary Assets
      In December 2004, the FASB issued FAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of Accounting Principle Board Opinion (“APB”) No. 29”. This statement requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. This statement is effective for nonmonetary asset exchanges that have occurred in the fiscal periods beginning after June 15, 2005. Sony adopted FAS No. 153 on July 1, 2005. The adoption of FAS No. 153 did not have a material impact on Sony’s results of operations and financial position.

Accounting for Conditional Asset Retirement Obligations
      In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations — an Interpretation of FAS No. 143”. FIN No. 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation is effective no later than the end of fiscal years ending after December 15, 2005. Sony adopted FIN No. 47 on March 31, 2006. The adoption of FIN No. 47 did not have a material impact on Sony’s results of operations and financial position.
Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds
      In September 2004, the EITF issued EITF Issue No. 04-10, “Applying Paragraph 19 of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds.” EITF Issue No. 04-10 clarifies how an enterprise should evaluate the aggregation criteria in paragraph 17 of FAS No. 131 when determining whether operating segments that do not meet the quantitative thresholds may be aggregated in accordance with paragraph 19 of FAS No. 131. EITF Issue No. 04-10 is effective for fiscal years ending after September 15, 2005. Sony adopted EITF Issue No. 04-10 during the fiscal year ended March 31, 2006. The adoption of EITF Issue No. 04-10 did not have an impact on Sony’s results of operation and financial position.
RECENT PRONOUNCEMENTS
Accounting for Stock-Based Compensation
      In December 2004, the FASB issued FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”). This statement requires the use of the fair value based method of accounting for employee stock-based compensation and eliminates the alternative use of the intrinsic value method prescribed by APB No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. Sony has accounted for its employee stock-based compensation in accordance with the provisions prescribed by APB No. 25 and its related interpretations and has disclosed the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation as described in Note 2 of Notes to the Consolidated Financial Statements (2) Significant accounting policies — Stock-based compensation. Sony adopted FAS No. 123(R) on April 1, 2006. Sony has elected the modified prospective method of transition prescribed in FAS No. 123(R), which requires that compensation expense be recorded for all unvested stock acquisition rights as the requisite service is rendered beginning with the first period of adoption. As of March 31, 2006, the aggregate value of the unvested stock acquisition rights was 4.4 billion yen. Sony expects the total expenses to be recorded in the future periods will be consistent with the pro forma information shown in Note 2 of Notes to the Consolidated Financial Statements (2) Significant accounting policies — Stock-based compensation.
Inventory Costs
      In November 2004, the FASB issued FAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” This statement requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to the costs of conversion be based on the normal capacity of the production facilities. This statement shall be effective for fiscal years beginning after June 15, 2005, with early adoption during the fiscal years beginning after the date this statement is issued encouraged. The adoption of FAS No. 151 is not expected to have a material impact on Sony’s results of operations and financial position.

Derivative instruments and hedging activities
      In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of FAS No. 133 and FAS No. 140. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement will be effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal years beginning after September 15, 2006, with earlier adoption permitted as of the beginning of fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. The adoption of FAS No. 155 is not expected to have a material impact on Sony’s results of operations and financial position.
Accounting for Servicing of Financial Assets
      In March 2006, the FASB issued FAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”. This statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement shall be effective for fiscal years beginning after September 15, 2006. Sony is currently evaluating the impact of adopting this new pronouncement.
Accounting for Uncertainty in Income Taxes
      In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Early application of the provisions of this Interpretation is encouraged if financial statements have not been issued, including interim financial statements, in the period this Interpretation is adopted. Sony is currently evaluating the impact of adopting this Interpretation.

Item 6.	Directors, Senior Management and Employees
Directors and Senior Management
      Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Corporation, their date of birth, the year in which they were first elected, their current position at Sony, prior positions, and other principal business activities outside Sony as of July 31, 2006.

Board of Directors

Sir Howard Stringer
Date of Birth: February 19, 1942
Director (Member of the Board) Since: 1999
Corporate Executive Officer Since: 2003

Current Positions within Sony:	Chairman and Chief Executive Officer, Representative Corporate Executive Officer Chairman and Chief Executive Officer, Sony Corporation of America Member of the Nominating Committee

Prior Positions:
2003	Vice Chairman, Chief Operating Officer in charge of Entertainment Business Group, Sony Corporation
1999	Director, Sony Corporation
1997	President, Sony Corporation of America
1995	Chairman and Chief Executive Officer, TELE-TV
1988	President, CBS Broadcast Group, CBS Inc.
1986	President, CBS News
Principal Business Activities Outside Sony: Director of InterContinental Hotels Group

Ryoji Chubachi
Date of Birth: September 4, 1947
Director (Member of the Board) Since: 2005
Corporate Executive Officer Since: 2004

Current Positions within Sony:	President, Representative Corporate Executive Officer, Electronics Chief Executive Officer Member of the Nominating Committee

Prior Positions:
2004	Chief Operating Officer in charge of Micro Systems Network Company (“MSNC”) and Engineering, Manufacturing and Customer Services (“EMCS”), President, Production Strategy Group, Sony Corporation Executive Deputy President, Corporate Executive Officer, Sony Corporation
2003	Executive Vice President, Executive Officer, NC President, MSNC, Sony Corporation
2002	NC President, Core Technology & Network Company (“CNC”), Sony Corporation
2002	Corporate Senior Vice President, Sony Corporation
1999	Corporate Vice President, President, Recording Media Company, CNC, Senior Vice President, CNC, Sony Corporation
1977	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Katsumi Ihara
Date of Birth: September 24, 1950
Director (Member of the Board) Since: 2005
Corporate Executive Officer Since: 2004
Current Positions within Sony: Executive Deputy President, Representative Corporate Executive Officer Officer in charge of Procurement Strategies and TV & Video Business
Prior Positions:
2005	NC President of Home Electronics Network Company, Sony Corporation
2004	Executive Deputy President and Group Chief Strategy Officer & Group Chief Financial Officer, Sony Corporation
2001	Group Executive Officer, Sony Corporation President, Sony Ericsson Mobile Communications AB
2000	Corporate Senior Vice President, NC President, Personal IT Network Company, Sony Corporation
1997	Corporate Vice President, Sony Corporation
1996	President, Home A&V Products Company, Sony Corporation
1981	Entered Sony Corporation
1973	Entered Mitsui Knowledge Industry Co., Ltd.
Principal Business Activities Outside Sony: None

Akishige Okada
Date of Birth: April 9, 1938
Outside Director (Member of the Board) Since: 2002
Current Position within Sony: Chairman of the Compensation Committee

Principal Business Activities Outside Sony:	Advisor, Sumitomo Mitsui Banking Corporation Director, Daicel Chemical Industries, Ltd. Director, Mitsui & Co., Ltd. Auditor, Toyota Motor Corporation Auditor, Mitsui Fudosan Co., Ltd.

Prior Positions:
2002	Chairman of the Board (Representative Director), Sumitomo Mitsui Financial Group, Inc.
2001	Chairman of the Board (Representative Director), Sumitomo Mitsui Banking Corporation

Hirobumi Kawano
Date of Birth: January 1, 1946
Outside Director (Member of the Board) Since: 2003
Current Position within Sony: Vice Chairman of the Board Member of the Nominating Committee
Principal Business Activities Outside Sony: Senior Vice President, JFE Steel Corporation
Prior Positions:
1999	Director-General, Agency for Natural Resources and Energy, Ministry of International Trade and Industry (“MITI”) (later renamed the Ministry of Economy, Trade and Industry)
1998	Director-General, Basic Industries Bureau, MITI
1996	Director-General, Machinery and Information Industries Policy, Machinery and Information Industries Bureau, MITI
1995	Director-General, Petroleum Department, Agency of Natural Resources and Energy, MITI

Yotaro Kobayashi
Date of Birth: April 25, 1933
Outside Director (Member of the Board) Since: 2003
Current Position within Sony: Chairman of the Board and Chairman of the Nominating Committee

Principal Business Activities Outside Sony:	Chief Corporate Advisor, Fuji Xerox Co., Ltd. Director, Callaway Golf Company Director, Nippon Telegraph and Telephone Corporation

Prior Positions:
1999	Chairman of the Board, Fuji Xerox Co., Ltd.
1992	Chairman and Chief Executive Officer, Fuji Xerox Co., Ltd.
1987	Director, Xerox Corporation
1978	President and Chief Executive Officer, Fuji Xerox Co., Ltd.

Sakie T. Fukushima
Date of Birth: September 10, 1949
Outside Director (Member of the Board) Since: 2003
Current Position within Sony: Member of the Audit Committee

Principal Business Activities Outside Sony:	Representative Director & Regional Managing Director — Japan, Korn/ Ferry International Member, Board of Directors, Korn/ Ferry International, U.S.A. Director, Benesse Corporation

Prior Position:
2000	Managing Director, Korn/ Ferry International — Japan

Yoshihiko Miyauchi
Date of Birth: September 13, 1935
Outside Director (Member of the Board) Since: 2003
Current Position within Sony: Member of the Compensation Committee

Principal Business Activities Outside Sony:	Director, Representative Executive Officer,
Chairman and Chief Executive Officer, ORIX Corporation Director, Showa Shell Sekiyu K.K
Director, Daikyo Incorporated Director, Sojitz Corporation
Director, Access Co., Ltd.

Prior Positions:
2000	Representative Director, Chairman and Chief Executive Officer, ORIX Corporation
1980	Representative Director, President, ORIX Corporation

Yoshiaki Yamauchi
Date of Birth: June 30, 1937
Outside Director (Member of the Board) Since: 2003
Current Position within Sony: Chairman of the Audit Committee

Principal Business Activities Outside Sony:	Director, Sumitomo Mitsui Financial Group, Inc.
Director, Sumitomo Mitsui Banking Corporation
Director, Amana Inc.
Statutory Auditor, Stanley Electric Co., Ltd.
Deputy President, ARI Research Institute

Prior Positions:
1999	Director, Sumitomo Banking Corporation
1993	Executive Director, Asahi & Co.
1991	President, Inoue Saito Eiwa Audit Corporation
1986	President, Eiwa Audit Corporation
Country Managing Partner — Japan, Arthur Andersen & Co.

Sir Peter Bonfield
Date of Birth: June 3, 1944
Outside Director (Member of the Board) Since: 2005
Current Position within Sony: Member of the Nominating Committee

Principal Business Activities Outside Sony:	Member of the Board, AstraZeneca plc, U.K.
Member of Audit Committee and the Board, Telefonaktiebolaget LM Ericsson, Sweden
Member of the Board, Mentor Graphics, Inc.
Member of the Board and Chairman of Audit Committee, Taiwan Semiconductor Manufacturing Company Ltd.

Prior Positions:
1996	Chief Executive Officer, British Telecom plc
1986	Chairman, ICL plc, U.K.
1984	Managing Director, ICL plc, U.K.

Fueo Sumita
Date of Birth: May 24, 1938
Outside Director (Member of the Board) Since: 2005
Current Position within Sony: Member of the Audit Committee
Principal Business Activities Outside Sony: Chief of Sumita Accounting Office
Prior Positions:
2002	Executive Vice President, Kawada Corporation
2001	Vice Chairman, Ernst & Young ShinNihon
2000	Deputy Director, Ohta-Showa Century Audit Corporation
1999	Chairman, Century Audit Corporation
1985	Deputy General Manager, Corporate Accounting Dept., Hitachi, Ltd.

Fujio Cho
Date of Birth: February 2, 1937
Outside Director (Member of the Board) Since: 2006
Current Position within Sony: Member of the Compensation Committee

Principal Business Activities Outside Sony:	Chairman, Toyota Motor Corporation Director, Central Japan Railway Company Auditor, Denso Corporation

Prior Positions:
1999	President, Toyota Motor Corporation

Ned Lautenbach
Date of Birth: February 2, 1944
Outside Director (Member of the Board) Since: 2006

Principal Business Activities Outside Sony:	Operating Partner, Clayton, Dubilier & Rice, Inc. Member of the Board, Fidelity Investments Member of the Board, Eaton Corporation

Prior Positions:
1998	Senior Vice President & Group Executive, IBM Worldwide Sales & Services, International Business Machines Corporation

Göran Lindahl
Date of Birth: April 28, 1945
Director (Member of the Board) Since: 2001
Current Position within Sony: Member of the Compensation Committee
Prior Positions:
2003	Corporate Executive Officer, Sony Group Europe Representative, Chairman of Sony Group in Europe
2001	Director, Sony Corporation
1999	Director, Telefonaktiebolaget LM Ericsson, Sweden
1997	President and Chief Executive Officer, Asea Brown Boveri Ltd., Switzerland
1985	President, ASEA Transmission AB, Sweden
1983	President, ASEA Transformers AB, Sweden

Principal Business Activities Outside Sony:	Chairman and Chief Executive Officer, LivSafe AB, Sweden Chairman and Chief Executive Officer, LivSafe, Inc., U.S.A. Director, iGATE Corporation, U.S.A. Director, INGKA Holding B.V., Netherlands

Corporate Executive Officers
      In addition to Messrs. Stringer, Chubachi and Ihara, the four individuals set forth below are the current Corporate Executive Officers of Sony Corporation as of July 31, 2006. Refer to “Board Practices” below.

Nobuyuki Oneda
Date of Birth: May 6, 1945
Corporate Executive Officer Since: 2004
Current Positions within Sony: Executive Vice President and Chief Financial Officer
Prior Positions:
2004	Senior Vice President, Officer in charge of Corporate Planning & Control, Accounting and Information Systems, Sony Corporation
2003	Senior Vice President, Executive Officer, Sony Corporation
2002	Officer and Chief Financial Officer, Network Application & Content Service Sector, Sony Corporation
Corporate Senior Vice President, Sony Corporation
2000	Deputy President and Chief Financial Officer, Sony Electronics Inc.
Group Executive Officer, Sony Corporation
1999	Executive Vice President and Chief Financial Officer, Sony Electronics Inc. (a U.S. subsidiary of Sony Corporation)
1996	General Manager, Corporate Planning & Control Department, Sony Corporation
1969	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Keiji Kimura
Date of Birth: April 4, 1952
Corporate Executive Officer Since: 2004

Current Positions within Sony:	Executive Vice President, Officer in charge of Technology Strategies and Intellectual Property

Prior Positions:
2005	NC President, Information Technology & Communications Network Company, Sony Corporation
2004	Senior Executive Vice President, Corporate Executive Officer, Sony Corporation
2003	Senior Vice President, Executive Officer, Sony Corporation
2002	Corporate Senior Vice President, Sony Corporation
2001	NC President, Mobile Network Company, Sony Corporation
2000	Corporate Vice President, Sony Corporation
NC President, Information Technology Company, Personal Network Company, Sony Corporation
1977	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Nicole Seligman
Date of Birth: October 25, 1956
Corporate Executive Officer Since: 2003

Current Positions within Sony:	Executive Vice President and General Counsel Executive Vice President and General Counsel, Sony Corporation of America

Prior Positions:
2003	Group Deputy General Counsel, Sony Corporation
2000	Entered Sony Corporation of America as Executive Vice President and General Counsel
1992	Partner, Williams & Connolly LLP
1985	Entered Williams & Connolly LLP
1978	Associate Editorial Page Editor for The Asian Wall Street Journal, Hong Kong
Principal Business Activities Outside Sony: None

Yutaka Nakagawa
Date of Birth: December 4, 1945

Current Positions within Sony:	Executive Vice President, Officer in charge of Products Strategies, Digital Imaging Business and Audio Business

Prior Positions:
2005	NC President, Personal Audio Visual Network Company, Sony Corporation
2003	Deputy President, Micro Systems Network Company, President, Energy Company, MSNC, Sony Corporation
1999	Corporate Senior Vice President, Sony Corporation
1998	President, Personal and Mobile Communication Company, Sony Corporation
1997	Corporate Vice President, Sony Corporation
1992	General Manager, Camcorder Products Division, Personal Video Group, Sony Corporation
1968	Entered Sony Corporation
Principal Business Activities Outside Sony: None
      All of the aforementioned persons, with the exception of Messrs. Okada, Kawano, Kobayashi, Miyauchi, Yamauchi, Bonfield, Sumita, Lindahl, Cho, Lautenbach and Ms. Fukushima, are engaged on a full-time basis by Sony. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.
Compensation
      The aggregate amount of remuneration, including bonuses paid and benefits in kind granted by Sony during the fiscal year ended March 31, 2006 to all Directors and Corporate Executive Officers (refer to “Board Practices” below) of Sony Corporation who served during the fiscal year ended March 31, 2006, as a group (29 people), totaled 2,666 million yen. Also, as a part of Sony’s incentive compensation arrangements, Sony Corporation issued stock acquisition rights during the fiscal year ended March 31, 2006. The stock acquisition rights, which represent rights to subscribe for shares of common stock of Sony Corporation, have been granted to the Directors, Corporate Executive Officers, Corporate Executives, Group Executives, and selected employees. The stock acquisition rights generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The portion of those stock acquisition rights which was granted by Sony during the fiscal year ended March 31, 2006 to the Directors and Corporate Executive Officers confers rights to purchase a total number of 605,200 shares of Sony Corporation’s Common Stock. The exercise price for these yen-denominated stock acquisition rights issued as of November 17, 2005 was

4,060 yen per share, and the exercise price for these U.S. dollar-denominated stock acquisition rights issued as of November 17, 2005 was 34.14 U.S. dollars.
      Regarding the above compensation plans, refer to Note 16 of Notes to Consolidated Financial Statements.
      In the fiscal year ended March 31, 2006, the retirement allowance scheme was terminated and a new stock-based retirement remuneration (phantom restricted stock plan) was introduced. With the introduction of this plan, there was no amount accrued for lump-sum severance indemnities by Sony during the fiscal year ended March 31, 2006 for Directors and Corporate Executive Officers of Sony Corporation as of March 31, 2006, as a group (14 people).
      Under this new plan, points fixed every year by the Compensation Committee shall be granted to Directors and Corporate Executive Officers every year during his/her tenure in office, and at the time of resignation, the remuneration amount shall be calculated by multiplying Sony’s common stock price by accumulated points. The resigning Directors and Corporate Executive Officers shall purchase Sony’s common stock with this remuneration. The aggregate number of points granted to Directors and Corporate Executive Officers of Sony Corporation as of March 31, 2006, as a group (14 people) totaled 27,900 points.
Board Practices
      Sony has adopted a “Company with Committees” corporate governance system under the Japanese Company Law (Kaishaho) and related legislation (collectively the “Company Law”). Under this system, Sony Corporation has three committees: the Nominating Committee, the Audit Committee and the Compensation Committee. Under the Company Law, each committee is required to consist of not less than three Directors, the majority of whom must be outside Directors. Under the committee system, Directors as such have no power to execute the business of Sony Corporation except for limited circumstances as permitted by law. The Board of Directors must elect Corporate Executive Officers (Shikko-yaku), who are responsible for the execution of the business of Sony Corporation. A summary of the governance system adopted by Sony Corporation is set forth below.
      The Board of Directors determines fundamental management policy and other important matters related to the management of Sony and oversees the performance of the duties of Directors and Corporate Executive Officers. Under the Company Law, all Directors must be elected at the General Meeting of Shareholders from the candidates determined by the Nominating Committee. Under the Company Law, the terms of office of Directors expire at the conclusion of the General Meeting of Shareholders held with respect to the last business year ending within one year after their election. Directors may serve any number of consecutive terms although, under the Charter of the Board of Directors of Sony Corporation, outside Directors may not be reelected more than five times without the consent of all Directors.
      The Nominating Committee, which pursuant to the Charter of the Board of Directors of Sony Corporation consists of five or more Directors, determines the content of proposals to be submitted for approval at the General Meeting of Shareholders regarding the appointment and dismissal of Directors. As stated above, under the Company Law, a majority of the members of the Nominating Committee must be outside Directors. In order to qualify as an outside Director under the Company Law, a Director must be a person (i) who is not a director of Sony Corporation or any of its subsidiaries engaged in the business operations of Sony Corporation or such subsidiary, as the case may be, or a corporate executive officer or general manager or other employee of Sony Corporation or any of its subsidiaries, and (ii) who has never been a director of Sony Corporation or any of its subsidiaries engaged in the business operations of Sony Corporation or such subsidiary, as the case may be, or a corporate executive officer or general manager or other employee of Sony Corporation or any of its subsidiaries. Under the Charter of the Board of Directors of Sony Corporation, two or more members of the Nominating Committee must concurrently be Corporate Executive Officers. The Nominating Committee is composed of the following members as of July 31, 2006: Yotaro Kobayashi, who is the Chairman of the Nominating Committee and an outside Director; Hirobumi Kawano and Peter Bonfield who are outside Directors; and Howard Stringer and Ryoji Chubachi, who are Corporate Executive Officers.

      Under the Charter of the Board of Directors of Sony Corporation, the Audit Committee must consist of three or more Directors, a majority of whom, as stated above, must be outside Directors. In addition, under the Company Law, a member of the Audit Committee may not concurrently be a director of Sony Corporation or any of its subsidiaries who is engaged in the business operations of Sony Corporation or such subsidiary, as the case may be, or a corporate executive officer of Sony Corporation or any of its subsidiaries, or an accounting counselor, general manager or other employee of any of such subsidiaries. Further, under the Charter of the Board of Directors of Sony Corporation, members of the Audit Committee must meet the independence and other equivalent requirements of U.S. securities laws and regulations to the extent applicable to Sony Corporation. The Audit Committee’s primary responsibility is to audit the consolidated and non-consolidated financial statements and business reports to be submitted by the Board of Directors at the General Meeting of Shareholders; to audit the performance of duties by Directors and Corporate Executive Officers (with regard to preparation process of financial statements, disclosure controls and procedures, internal controls, compliance structure, risk management structure, internal audit structure, internal hotline system and other matters), in each case pursuant to the Company Law; and to propose appointment/dismissal or non-reappointment of, approve the compensation of, and oversee and evaluate the work of Sony’s independent auditors. Under the Company Law, the Audit Committee has a statutory duty to prepare and submit its audit report to the Corporate Executive Officer designated by the Board of Directors each year. A member of the Audit Committee may note his or her opinion in the audit report if it is different from the opinion of the Audit Committee that is expressed in the audit report.
      The Audit Committee discusses with Sony Corporation’s independent auditor, ChuoAoyama PricewaterhouseCoopers, the scope and results of audits by the independent auditor including their evaluation of Sony Corporation’s internal controls, compatibility with Generally Accepted Accounting Principles in the U.S., and the overall quality of financial reporting. The Audit Committee makes an assessment of the independence of ChuoAoyama PricewaterhouseCoopers by overseeing their activities through regular communications and discussions with ChuoAoyama PricewaterhouseCoopers, and shall pre-approve audit and non-audit services to be provided. The Audit Committee is composed of the following members as of July 31, 2006: Yoshiaki Yamauchi, who is the Chairman of the Audit Committee and an outside Director; and Sakie T. Fukushima and Fueo Sumita, who are also outside Directors. Both Yoshiaki Yamauchi and Fueo Sumita are “audit committee financial experts” within the meaning of Item 16A of this report.
      As required by the Company Law, the Compensation Committee determines the compensation, bonus and any other benefits (including equity-related rights or options given for the purpose of stock incentive options) to be received by each Director and Corporate Executive Officer in consideration of the execution of their duties. In addition to such statutory duties, the Compensation Committee sets policy on the composition of individual compensation to be received by other senior management of Sony Group (Directors or other officers of Sony Group companies whose appointment is subject to approval by the CEO of Sony Corporation), and also submits proposals to the Board of Directors regarding the issuance of stock acquisition rights for the purpose of granting stock options and other forms of stock price-based compensation utilizing shares etc. of Sony Group, as individual compensation to the aforementioned senior management. Under the Charter of the Board of Directors, the Compensation Committee shall consist of three or more Directors, and as a general rule, at least one member shall concurrently serve as Corporate Executive Officer; provided, however, that a Director who is the CEO (Chief Executive Officer), or the COO (Chief Operating Officer) of Sony Group or in any equivalent position shall not be a member of the Compensation Committee. As stated above, a majority of the members of the Compensation Committee must be outside Directors. The Compensation Committee is composed of the following members as of July 31, 2006: Akishige Okada, who is the Chairman of the Compensation Committee and an outside Director; and Yoshihiko Miyauchi and Fujio Cho, who are also outside Directors, and Göran Lindahl, who was a Corporate Executive Officer of Sony Group.
      During the fiscal year ended March 31, 2006, the Board of Directors met 8 times. The Nominating Committee met 5 times, the Audit Committee 11 times and the Compensation Committee 7 times. In the fiscal year ended March 31, 2006, each incumbent Director attended at least 75 percent of the aggregate number of meetings of the Board and Committees on which he/she served (during the period that he/she served).
      No Directors have service contracts with Sony providing for benefits upon termination of service as a Director.
      Under the Company Law and the Articles of Incorporation of Sony Corporation, Sony Corporation may, by a resolution of the Board of Directors, exempt Directors from liabilities to Sony Corporation to the extent permitted by law arising in connection with their failure to execute their duties. Accordingly, Sony Corporation has entered into a liability limitation agreement with each outside Director that limits the maximum amount of their liabilities owed to Sony Corporation arising in connection with their failure to execute their duties to the greater of either 30 million yen or an amount equal to the aggregate sum of the amounts prescribed in each item of Article 425, Paragraph 1 of the Company Law.
      The Board of Directors must appoint one or more Corporate Executive Officers who are authorized to determine matters delegated to them by the Board of Directors. The Corporate Executive Officers are responsible for conducting all the business operations of Sony within the scope of authority delegated by the Board of Directors. As of July 31, 2006, there are 7 Corporate Executive Officers, some of whom are also Directors. Significant decision-making authority has been delegated to the CEO and also to each Corporate Executive Officer with regard to investments, strategic alliances and other actions related to the execution of business operations. Sony Corporation believes that this significant delegation enables Sony to be managed in a more dynamic and responsive manner. The terms of office of Corporate Executive Officers must expire at the conclusion of the first meeting of the Board of Directors held immediately after the conclusion of the General Meeting of Shareholders held with respect to the last business year ending within one year after their election. From among the Corporate Executive Officers who as a general rule are also Directors, the Board of Directors shall elect Representative Corporate Executive Officers. Each Representative Corporate Executive Officer has the statutory authority to represent Sony Corporation in the conduct of its affairs.
(Reference)
At a Board meeting held on April 26, 2006, the Board of Directors reaffirmed the existing internal control and governance framework and determined to continue to evaluate and improve such framework going forward, as appropriate. This determination met the requirements of the Japanese Company Law.
Detail of the determination is posted on the following website:
http://www.sony.net/ SonyInfo/ IR/library/control.html
For an explanation as to the significant differences between the New York Stock Exchange’s corporate governance standards and Sony’s corporate governance practices, please visit us on the Internet at:
http://www.sony.net/ SonyInfo/ IR/ NYSEGovernance.html
Employees
      As of March 31, 2006, Sony had approximately 158,500 employees, an increase of approximately 7,000 employees from the end of March 2005. Although there was a reduction in employees associated with the implementation of restructuring activities in Japan, the U.S., Europe and Southeast Asia, the total number of employees increased as a result of a significant increase in employees at manufacturing facilities in East Asia excluding Japan. As of March 31, 2005, Sony had approximately 151,400 employees, a decrease of approximately 10,600 from March 31, 2004. As of March 31, 2005, approximately 62,300 employees were located in Japan and approximately 89,100 outside Japan, and approximately 16 percent were members of labor unions.
      The fiscal year-end totals for the fiscal years ended March 31, 2006 and 2005 include approximately 1,200 employees in Japan who left Sony mainly through the early retirement program as of March 31, 2006 and 2,000 employees in Japan who left Sony mainly through the program as of March 31, 2005. As of March 31, 2006, approximately 61,600 employees were located in Japan and approximately 96,900 outside Japan, and approximately 19 percent were members of labor unions.

      The following table shows the number of employees by segment as of March 31, 2004, 2005 and 2006.
Number of Employees by Segment

	March 31

	2004	2005	2006

Electronics	128,000	124,500	130,800
Game	4,800	4,300	4,700
Pictures	6,200	5,900	6,900
Financial Services	6,700	6,800	6,500
All Other	14,000	8,000	7,400
Unallocated — Corporate employees	2,300	1,900	2,200

Total	162,000	151,400	158,500

      In addition, the average number of employees for the fiscal years ended March 31, 2004, 2005 and 2006 calculated by averaging the total number of employees at the end of each quarter, was 165,300, 154,200 and 156,200 respectively.
      Sony generally considers its labor relations to be good. Only a few manufacturing facilities have labor unions and, of these, only a few have union contracts.
      Regarding labor relations in the Electronics segment by area, in Asia, where Sony operates many manufacturing facilities, a few manufacturing facilities have labor unions that have union contracts. In the U.S., no manufacturing facilities have labor unions. In Mexico, one manufacturing facility has a labor union that has a union contract, but labor relations are good and there have been no significant problems in renegotiating the contract. In Europe, Sony maintains good labor relations with the Work Councils in each country, and, while some employees belong to unions, they are not eligible for union contracts.
      In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2006, renegotiations for new three-year agreements were successfully concluded with the International Alliance of Theatrical Stage Employees and Moving Picture Technicians, Artists and Allied Crafts for the West Coast Studio Local Agreements and the New York Local 52 and 161 Agreements, the British Columbia (Canada) Council of Unions and the Teamster Casting Directors and the American Federation of Musicians Agreement negotiated last fiscal year was ratified by the its membership. Negotiations were also successfully concluded with the Screen Actors Guild (“SAG”) for a two and a half year agreement covering made-for-basic cable animation performers. Negotiations with SAG for made-for-basic cable live action performers commenced in January 2006 and are continuing. It is not anticipated that SAG negotiations will interrupt television production.
      Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.
Share Ownership
      The following is the total number of shares of Sony Corporation’s Common Stock beneficially owned by Directors and Corporate Executive Officers as of July 31, 2006 (18 people). Refer to “Board Practices” above.

		Number of shares	Percentage
Title of class	Identity of person or group	beneficially owned	of class

		(In thousands)
Common Stock	Directors and Corporate Executive Officers	47	0.005
      Regarding compensation plans, following the amendments to the Commercial Code of Japan effective May 2002, Sony integrated different equity-related securities it had previously issued for the purpose of giving stock incentives into one unified stock option right. During the fiscal year ended March 31, 2006, Sony granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock of Sony Corporation, to Directors, Corporate Executive Officers, Corporate Executives, Group Executives, and selected employees. The stock acquisition rights generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony to Directors and Corporate Executive Officers as of July 31, 2006 and which were outstanding as of the same date.

	Total number of
Year granted	shares subject to stock
(Fiscal Year ended March 31)	acquisition rights	Exercise price per share

	(In thousands)
2006	430	34.14 U.S. dollars
2006	175	4,060 yen
2005	230	40.34 U.S. dollars
2005	113	3,782 yen
2004	225	40.90 U.S. dollars
2004	52	4,101 yen
2003	215	36.57 U.S. dollars
2003	16	5,396 yen
      Prior to the introduction of stock acquisition rights, Sony had granted warrants, which represent rights to subscribe for Sony Corporation’s Common Stock, to Directors, Executive Officers, Group Executive Officers, and selected employees. The warrants generally vest ratably up to three years from the date of grant and are generally exercisable up to six years from the date of grant. The following table shows the portion of those warrants which were granted by Sony to current Directors and Corporate Executive Officers as of July 31, 2006 and which were outstanding as of the same date. The exercise price per share has been adjusted for the two-for-one stock split effective on May 19, 2000 and is subject to anti-dilution adjustment.

Year granted	Total number of shares
(Fiscal Year ended March 31)	subject to warrants	Exercise price per share

	(In thousands)	(yen)
2001	17	12,457
2002	19	6,039
      In addition, in order to provide equity-based compensation to selected executives at Sony’s U.S. subsidiaries, Sony Corporation has issued U.S. dollar-denominated Convertible Bonds (“CBs”) to a holding company in the U.S. and the holding company has sold the CBs to those executives. For the purpose of carrying out this plan, the holding company lent an amount equal to the principal amount of CBs to such executives for their purchase of the CBs until the date of conversion. The CBs generally vest ratably up to three years from the date of sale and are generally exercisable up to ten years from the date of sale. The following table shows the portion of those CBs which were held by current Directors and Corporate Executive Officers as of July 31, 2006 and which were outstanding as of the same date.

Year issued	Total number of shares
(Fiscal Year ended March 31)	subject to CBs	Exercise price per share

	(In thousands)	(U.S. dollars)
2001	60	122.98
2002	106	71.28
2003	115	52.29
      Furthermore, Sony has granted stock appreciation rights (“SARs”) in Japan, Europe, and the U.S. to selected employees. Under the terms of these plans, employees receive upon exercise cash equal to the amount by which the market price of Sony Corporation’s Common Stock exceeds the strike price of the SARs. The SARs generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those SARs which were granted by Sony to selected employees who are Directors and Corporate Executive Officers as of July 31, 2006 and which were outstanding as of the same date.

Year granted	Total number of shares
(Fiscal Year ended March 31)	subject to SARs	Exercise price per share

	(In thousands)	(U.S. dollars)
The U.S. plan
2002	10	44.00
      Regarding the above compensation plans, refer to Note 16 of Notes to Consolidated Financial Statements.

Item 7.	Major Shareholders and Related Party Transactions
Major Shareholders
      Dodge & Cox, an institutional investor based in San Francisco, California, filed a Schedule 13-F with the SEC on August 9, 2006. According to this filing, Dodge & Cox owned 66,112,621 ADRs of Sony Corporation as of June 30, 2006. In addition, while Sony assumes no responsibility for the accuracy of this supplemental information, according to the website of Dodge & Cox, as of June 30, 2006, Dodge & Cox owned 10,837,600 shares of outstanding Sony Corporation Common Stock. As a result, it appears that in total, Dodge & Cox beneficially owned 76,950,221 shares of outstanding Sony Corporation Common Stock representing 7.7 percent of the total. To the knowledge of Sony Corporation, there is no other significant change in the percentage ownership held by any major beneficial shareholders during the past three years. Major shareholders of Sony Corporation do not have different voting rights.
      As of March 31, 2006, there were 1,000,938,776 shares of Common Stock outstanding, of which 145,074,404 shares were in the form of ADRs and 120,852,878 shares were held of record in the form of Common Stock by residents in the U.S. The number of registered ADR holders was 7,134, and the number of registered holders of shares of Common Stock in the U.S. was 257.
      To the knowledge of Sony Corporation, it is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly. As far as is known to Sony Corporation, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of Sony Corporation.
Related Party Transactions
      In the ordinary course of business, Sony purchases materials, supplies, and services from numerous suppliers throughout the world, including firms with which certain members of the Board of Directors are affiliated. In addition, in the fiscal year ended March 31, 2006, Sony entered into the following sales/purchase transactions with equity affiliates accounted for under the equity method: sales to Sony Ericsson Mobile Communications, AB (“Sony Ericsson”), a joint venture focused on mobile phone handsets, totaling 143.2 billion yen; sales to Kyoshin Technosonic Co., Ltd. (“Kyoshin”), a joint venture focused on marketing semiconductors and other electronic components, totaling 48.6 billion yen; sales to SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), a recorded music business joint venture, totaling 33.1 billion yen; purchases from S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous TFT LCD panels, totaling 159.4 billion yen; purchases from Oita TS Semiconductor Corporation (“OTSS”), a semiconductor manufacturing joint venture in Japan, totaling 58.8 billion yen and purchases from S.T. Liquid Crystal Display Corp., a liquid crystal display (“LCD”) joint venture in Japan, totaling 52.5 billion yen. As of March 31, 2006, Sony held notes and accounts receivable, trade due from Sony Ericsson, SONY BMG, and Kyoshin worth 27.4 billion yen, 6.5 billion yen, and 6.2 billion yen, respectively, in addition to notes and accounts payable, trade due to S-LCD and OTSS totaling 16.3 billion yen and 9.9 billion yen, respectively. Sony held advances to SONY BMG worth 15.8 billion yen. Because of the size of these transactions, Sony does not consider the amounts involved to be material to its business. Refer to Note 5 of Notes to Consolidated Financial Statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

      Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation have performed and continue to perform commercial banking services for Sony. Akishige Okada, who has served as a Sony Corporation Director since June 20, 2002, had been a Representative Director of Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation until June 28, 2005. Yoshiaki Yamauchi, who has served as a Sony Corporation Director since June 20, 2003, is a Director of Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation.
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
Dividend Policy
      Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders. It is Sony’s policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value such as those investments that ensure future growth and strengthen competitiveness.
      A fiscal year-end cash dividend of 12.5 yen per share of Sony Corporation Common Stock was approved at the Board of Directors meeting held on May 17, 2006 and was paid on June 1, 2006. Sony Corporation has already paid an interim dividend for Common Stock of 12.5 yen per share to each shareholder; accordingly, the total annual cash dividend per share of Common Stock is 25.0 yen.
      All shares of shares of Subsidiary Tracking Stock, the economic value of which was intended to be linked with Sony Communication Network Corporation’s economic value, were converted to shares of Sony Corporation Common Stock on December 1, 2005.
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
      Sony Corporation’s Common Stock, with no par value per share, has been listed on the TSE since 1958, and is also listed on the London Stock Exchange in the United Kingdom and the Osaka Securities Exchange in Japan. In October 2005, due to the prevalence of borderless stock trading, and the fact that the trading volume of Sony’s shares on the following exchanges has been extremely low, the Board of Directors of Sony Corporation resolved to apply for delisting from the following exchanges: Pacific, Chicago, Toronto, Paris, Frankfurt, Düsseldorf, Brussels, Vienna, and Swiss. The delisting procedures of these stock exchanges was completed as of March 31, 2006.
      Sony Corporation’s ADRs have been traded in the U.S. since 1961 and have been listed on the NYSE since 1970 under the symbol “SNE.” Sony Corporation’s ADRs are issued and exchanged by JPMorgan Chase Bank, as Depositary.
      In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which was intended to be linked to the economic value of Sony Communication Network Corporation, a consolidated subsidiary of Sony Corporation which is engaged in Internet-related services. The subsidiary tracking stock, totaling 3,072,000 shares, was issued at 3,300 yen per share and listed on the TSE. The shares were not offered or sold in the U.S. In October 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock with the method of compulsory conversion to shares of Sony’s common stock. All shares of subsidiary tracking stock were converted to shares of Sony’s common stock on December 1, 2005. Refer to “History and Development of the Company” in “Item 4. Information on the Company.”

Trading on the TSE and NYSE
      The following table sets forth for the periods indicated the reported high and low sales prices per share of Sony Corporation’s Common Stock on the TSE and the reported high and low sales prices per share of Sony Corporation’s ADS on the NYSE.

	Tokyo Stock		New York Stock
	Exchange Price		Exchange Price
	Per Share of		Per Share of
	Common Stock		ADS

	High	Low	High	Low

	(Yen)		(U.S. dollars)
Annual highs and lows*
The fiscal year ended March 31, 2002	10,340	3,960	85.75	32.80
The fiscal year ended March 31, 2003	7,460	4,070	59.95	34.85
The fiscal year ended March 31, 2004	4,670	2,720	42.81	23.16
Quarterly highs and lows*
The fiscal year ended March 31, 2005
1st quarter	4,710	3,880	43.67	33.95
2nd quarter	4,200	3,550	38.50	32.35
3rd quarter	3,990	3,620	39.20	33.77
4th quarter	4,420	3,750	41.81	36.26
The fiscal year ended March 31, 2006
1st quarter	4,410	3,770	40.79	34.38
2nd quarter	4,100	3,660	36.74	32.38
3rd quarter	5,020	3,710	41.30	31.80
4th quarter	6,040	4,700	51.16	40.90
Monthly highs and lows*
2006
January	6,040	4,700	51.16	40.90
February	5,970	5,240	49.95	45.57
March	5,660	5,220	48.01	44.39
April	6,200	5,420	52.29	45.70
May	5,750	5,000	50.88	44.75
June	5,240	4,660	46.90	40.67
July	5,320	4,610	46.40	39.30
August (through August 30)	5,360	4,940	46.17	42.26

*	Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.
      On August 30, 2006, the closing sales price per share of Sony Corporation’s Common Stock on the TSE was 4,990 yen. On August 30, 2006, the closing sales price per share of Sony Corporation’s ADS on the NYSE was 42.72 U.S. dollars.

Selling Shareholders
      Not Applicable
Dilution
      Not Applicable
Expenses of the Issue
      Not Applicable

Item 10.	Additional Information
Share Capital
      Not applicable
Memorandum and Articles of Association
Organization
      Sony Corporation is a joint stock corporation (Kabushiki Kaisha) incorporated in Japan under the Company Law (Kaishaho) of Japan. It is registered in the Commercial Register (Shogyo Tokibo) maintained by the Shinagawa Branch Office of the Tokyo Bureau of Legal Affairs.
Objects and purposes
      The Articles of Incorporation of Sony Corporation provide that its purpose is to engage in the following business activities:

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

Directors
      Under the Company Law, Directors have no power to execute the business of Sony Corporation except in limited circumstances as permitted by law. If a Director also serves concurrently as a Corporate Executive Officer, then he or she can execute the business of Sony Corporation in the capacity of Corporate Executive Officer. Under the Company Law, Directors must refrain from engaging in any business competing with Sony Corporation unless approved by the Board of Directors, and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The amount of remuneration to each Director is determined by the Compensation Committee, which consists of Directors, the majority of whom are outside Directors (Refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees”). No member of the Compensation Committee may vote on a resolution with respect to his or her own compensation as a Director or a Corporate Executive Officer.
      Neither the Company Law nor Sony Corporation’s Articles of Incorporation make a special provision as to the borrowing powers exercisable by Directors (subject to requisite internal authorizations as required by the Company Law), their retirement age, or a requirement to hold any shares of capital stock of Sony Corporation.
      For more information on Directors, see “Board Practices” in “Item 6. Directors, Senior Management and Employees.”
Capital stock
(General)
      Unless indicated otherwise, set forth below is information relating to Sony Corporation’s capital stock, including brief summaries of the relevant provisions of Sony Corporation’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Company Law, which came into effect on May 1, 2006, and related legislation.
      All issued shares are fully-paid and non-assessable, and are in registered form. Transfer of shares is effected by delivery of share certificates, but in order to assert shareholders’ rights against Sony Corporation, a shareholder must, except as set forth below, have its name and address registered on Sony Corporation’s register of shareholders, in accordance with Sony Corporation’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the American Depositary Shares (“ADSs”) is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against Sony Corporation.
      Mitsubishi UFJ Trust and Banking Corporation is the transfer agent for Sony Corporation’s capital stock. As such, it keeps Sony Corporation’s registers of shareholders and beneficial shareholders in its office at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo and records transfers of shares upon presentation of the certificates representing the transferred shares.
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
      A law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of Common Stock of Sony Corporation, will be subject to the new central clearing system. On the same day, all existing share certificates will become null and void. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.
(Authorized capital)
      Under the Articles of Incorporation of Sony Corporation, Sony Corporation may only issue shares of Common Stock. Sony Corporation’s Articles of Incorporation provide that the total number of shares authorized to be issued by Sony Corporation is 3.6 billion shares.
      All shares of capital stock of Sony Corporation have no par value.
(Distribution of Surplus)
Distribution of Surplus — General
      Under the Company Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “distributions of Surplus” (“Surplus” is defined in “— Restriction on distributions of Surplus”). Sony Corporation may make distributions of Surplus to shareholders any number of times per business year, subject to certain limitations described in “— Restriction on distributions of Surplus.” Distributions of Surplus are required in principle to be authorized by a resolution of a General Meeting of Shareholders, but Sony Corporation shall authorize distributions of Surplus by a resolution of the Board of Directors as long as its non-consolidated annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice.
      Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock held by each shareholder. A resolution of a General Meeting of Shareholders or the Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, Sony Corporation may, pursuant to a resolution of a General Meeting of Shareholders or (as the case may be) the Board of Directors, grant a right to the shareholders to require Sony Corporation to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a General Meeting of Shareholders (see “— Voting Rights” with respect to a “special resolution”).
      Under the Articles of Incorporation of Sony Corporation, year-end dividends and interim dividends may be distributed to shareholders of record as of March 31 and September 30 each year, respectively, in proportion to the number of shares of Common Stock held by each shareholder following approval by the General Meeting of Shareholders or the Board of Directors. Sony Corporation is not obliged to pay any dividends unclaimed for a period of five years after the date on which they first became payable.
      In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The price of the shares of Common Stock generally goes ex-dividend on the third business day prior to the record date.

Distribution of Surplus — Restriction on distribution of Surplus
      In making a distribution of Surplus, Sony Corporation must, until the sum of its additional paid-in capital and legal reserve reaches one quarter of its stated capital, set aside in its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed.
      The amount of Surplus at any given time must be calculated in accordance with the following formula:
      A + B + C + D - (E + F + G)
      In the above formula:

“A”	the total amount of other capital surplus and other retained earnings, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year

“B”	(if Sony Corporation has disposed of its treasury stock after the end of the last business year) the amount of the consideration for such treasury stock received by Sony Corporation less the book value thereof

“C”	(if Sony Corporation has reduced its stated capital after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D”	(if Sony Corporation has reduced its additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E”	(if Sony Corporation has cancelled its treasury stock after the end of the last business year) the book value of such treasury stock

“F”	(if Sony Corporation has distributed Surplus to its shareholders after the end of the last business year) the total book value of the Surplus so distributed

“G”	certain other amounts set forth in ordinances of the Ministry of Justice, including (if Sony Corporation has reduced Surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction and (if Sony Corporation has distributed Surplus to the shareholders after the end of the last business year) the amount set aside in additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.
      The aggregate book value of Surplus distributed by Sony Corporation may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the followings:

(a)	the book value of its treasury stock;

(b)	the amount of consideration for any of treasury stock disposed of by Sony Corporation after the end of the last business year; and

(c)	certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.
      If Sony Corporation has become at its option a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), Sony Corporation shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.
      If Sony Corporation has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Company Law) by a General Meeting of Shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of the treasury stock disposed of by Sony Corporation, during the period in respect of which such interim financial statements have been prepared. Sony Corporation may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. Interim financial statements so prepared by Sony Corporation must be audited by the Audit Committee and the independent auditor, as required by ordinances of the Ministry of Justice.
(Stock splits)
      Sony Corporation may at any time split shares in issue into a greater number of shares at the determination of the CEO.
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

(General Meeting of Shareholders)
      The Ordinary General Meeting of Shareholders of Sony Corporation for each business year is normally held in June of each year in Tokyo, Japan. In addition, Sony Corporation may hold an Extraordinary General Meeting of Shareholders whenever necessary by giving notice thereof at least two weeks prior to the date set for the meeting.
      Notice of a shareholders’ meeting setting forth the place, time and purpose thereof must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to such shareholder’s resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Company Law, such notice may be given to shareholders by electronic means, subject to obtaining consent by the relevant shareholders. The record date for an Ordinary General Meeting of Shareholders is March 31 of each year.
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
      If the Articles of Incorporation so provide, any of the minimum voting rights or percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened.

(Voting rights)
      So long as Sony Corporation maintains the unit share system, a holder of shares constituting one or more units is entitled to one vote for each such unit of stock (Refer to “(Unit share system)” below, currently 100 shares constitute one unit), except that no voting rights with respect to shares of capital stock of Sony Corporation are afforded to Sony Corporation or any corporate or certain other entity more than one-quarter of the total voting rights of which are directly or indirectly held by Sony Corporation. If Sony Corporation eliminates from its Articles of Incorporation the provisions relating to units of stock, holders of capital stock will have one vote for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation of Sony Corporation, a resolution can be adopted at a General Meeting of Shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Company Law and Sony Corporation’s Articles of Incorporation provide, however, that the quorum for the election of Directors shall not be less than one-third of the total number of voting rights of all the shareholders. Sony Corporation’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Shareholders may also exercise their voting rights by electronic means pursuant to the method designated by Sony Corporation.
      The Company Law and the Articles of Incorporation of Sony Corporation provide that in order to amend the Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from a specific party other than its subsidiaries;

(2)	consolidation of shares;

(3)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(4)	the exemption of liability of a Director, Corporate Executive Officer or independent auditor with certain exceptions;

(5)	a reduction of stated capital with certain exceptions;

(6)	a distribution of in-kind dividends which meets certain requirements;

(7)	dissolution, merger, consolidation, or corporate split with certain exceptions;

(8)	the transfer of the whole or a material part of the business;

(9)	the taking over of the whole of the business of any other corporation with certain exceptions; or

(10)	share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with certain exceptions, the quorum shall be one-third of the total number of voting rights of all the shareholders, and the approval by at least two-thirds of the number of voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).

(Issue of additional shares and pre-emptive rights)
      Holders of Sony Corporation’s shares of capital stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors or the CEO determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “(Voting rights)” above. The Board of Directors or the CEO may, however, determine that shareholders of a particular class of stock shall be given subscription rights regarding a particular issue of new shares of that class, in which case such rights must be given on uniform terms to all shareholders of that class of stock as at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

      Subject to certain conditions, Sony Corporation may issue stock acquisition rights by a resolution of the Board of Directors or a determination by the CEO. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, Sony Corporation will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of treasury stock held by it.
      In cases where a particular issue of new shares or stock acquisition rights (i) violates laws and regulations or Sony Corporation’s Articles of Incorporation, or (ii) will be performed in a manner materially unfair, and shareholders may suffer disadvantages therefrom, such shareholder may file an injunction to enjoin such issue with a court.

(Liquidation rights)
      In the event of a liquidation of Sony Corporation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the holders of shares of Common Stock in proportion to the respective numbers of shares of Common Stock held.

(Record date)
      As mentioned above, March 31 is the record date for Sony Corporation’s year-end dividends, if declared. So long as Sony Corporation maintains the unit share system, the shareholders and beneficial shareholders who are registered as the holders of one or more unit of stock in Sony Corporation’s register of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the Ordinary General Meeting of Shareholders with respect to the business year ending on such March 31. September 30 is the record date for interim dividends. In addition, Sony Corporation may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks prior public notice.

(Acquisition by Sony Corporation of its capital stock)
      Under the Company Law and the Articles of Incorporation of Sony Corporation, Sony Corporation may acquire shares of Common Stock (i) by soliciting all the shareholders to offer to sell shares held by them (in this case, the certain terms of such acquisition, such as the total number of shares to be purchased and the total amount of consideration, shall be set by (as long as its non-consolidated annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice) a resolution of Board of Directors or an ordinary resolution of a General Meeting of Shareholders in advance, and acquisition shall be effected pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any of its subsidiaries (pursuant to a special resolution of a General Meeting of Shareholders), (iii) from any of its subsidiaries (pursuant to a determination by the CEO), or (iv) by way of purchase on any Japanese stock exchange on which Sony Corporation’s shares of common stock are listed or by way of tender offer (in either case pursuant to an ordinary resolution of a General Meeting of Shareholders or a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to Sony Corporation that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).
      The total amount of the purchase price of shares of Common Stock may not exceed the Distributable Amount, as described in “— Distributions of Surplus — Restriction on distributions of Surplus.”
      Shares acquired by Sony Corporation may be held for any period or may be retired at the determination of the CEO. Sony Corporation may also transfer (by public or private sale or otherwise) to any person the shares held by it, subject to a determination by the CEO, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “(Issue of additional shares and pre-emptive rights)” above. Sony Corporation may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

(Unit share system)
      The Articles of Incorporation of Sony Corporation provide that 100 shares constitute one “unit” of shares of stock. The Board of Directors or the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors is permitted to amend the Articles of Incorporation to reduce the number of shares that constitute a unit or to abolish the unit share system entirely. The number of shares constituting one unit cannot exceed 1,000 shares.
      Under the unit share system, shareholders have one voting right for each unit of stock that they hold. Any number of shares less than one full unit have neither voting rights nor rights related to voting rights. The Articles of Incorporation and Share Handling Regulations of Sony Corporation provide that no share certificates shall be issued with respect to any number of shares constituting less than one full unit, unless Sony Corporation deems the issue of such share certificates to be necessary for any shareholder(s). As the transfer of shares normally requires delivery of the certificates, fractions of a unit for which no share certificate has been issued are not transferable. Moreover, holders of shares constituting less than one unit will have no other shareholder rights if Sony Corporation’s Articles of Incorporation so provide, except that such holders may not be deprived of certain rights specified in the Company Law or an ordinance of the Ministry of Justice, including the right to receive distribution of Surplus.
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
      In addition, Sony Corporation may sell or otherwise dispose of shares of capital stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in Sony Corporation’s register of shareholders or at the address otherwise notified to Sony Corporation, and (ii) the shareholder fails to receive distributions of

Surplus on the shares continuously for five years or more at the address registered in Sony Corporation’s register of shareholders or at the address otherwise notified to Sony Corporation, Sony Corporation may sell or otherwise dispose of the shareholder’s shares at the then market price of the shares by a determination of a Corporate Executive Officer and after giving at least three months’ prior public and individual notice, and hold or deposit the proceeds of such sale or disposal of shares for such shareholder.
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
      A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding, with certain exceptions. For this purpose, shares issuable to such persons upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holders and the issuer’s total issued share capital. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.
      Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Company Law or Sony Corporation’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Sony Corporation or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares of capital stock of Sony Corporation.
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

      Foreign investors are:

•	individuals who are exchange non-residents;

•	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•	corporations (1) of which 50 percent or more of their shares are held by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non- residents.
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
Taxation
      The following is a summary of the major Japanese national tax and U.S. federal income tax consequences of the ownership, acquisition and disposition of shares of Common Stock of Sony Corporation and of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation by a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not take into account any specific individual circumstances of any particular investor. Accordingly, holders of shares of Common Stock or ADSs of Sony Corporation are encouraged to consult their tax advisors regarding the application of the considerations discussed below to their particular circumstances.
      This summary is based upon the representations of the Depositary and the assumption that each obligation in the deposit agreement in relation to the ADSs dated as of June 1, 1961, as amended and restated as of October 31, 1991, as further amended and restated as of March 17, 1995, and in any related agreement, will be performed in accordance with its terms.
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

(ii)	does not maintain a permanent establishment in Japan (a) with which shares of Common Stock or ADSs of Sony Corporation are effectively connected and through which the U.S. holder carries on or has carried on business or (b) of which shares of Common Stock or ADSs of Sony Corporation form part of the business property; and

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
      Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Sony Corporation withholds taxes from dividends it pays as required by Japanese law. Stock splits are, in general, not a taxable event.
      In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of Sony Corporation) to any non-resident corporate or individual shareholders (including non-resident Holders) other than any individual shareholder who holds 5 percent or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2008, and (ii) 15 percent for dividends due and payable on or after April 1, 2008. As of the date of this document, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the U.K.
      Under the Treaty, the maximum rate of Japanese withholding tax that may be imposed on dividends paid by a Japanese corporation to a U.S. holder that does not own directly or indirectly at least 10 percent of the voting stock of the Japanese corporation is generally reduced to 10 percent of the gross amount actually distributed, and Japanese withholding tax with respect to dividends paid by a Japanese corporation to a U.S. holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.
      If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Sony Corporation to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance through Sony Corporation to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after Sony Corporation’s fiscal year-end or semi-fiscal year-end). To claim this reduced rate or exemption, a non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced rate which is lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the full amount of tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority. Sony Corporation does not assume any responsibility to ensure withholding at the reduced treaty rate or to ensure not withholding for shareholders who would be eligible under any applicable income tax treaty but do not follow the required procedures as stated above.
      Gains derived from the sale of shares of Common Stock or ADSs of Sony Corporation outside Japan by a non-resident Holder holding such shares or ADSs as portfolio investors are, in general, not subject to Japanese income tax or corporation tax. U.S. holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.
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
United States Taxation with respect to shares of Common Stock and ADSs
      The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock will be includable in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs or Common Stock will be subject to taxation at a maximum rate of 15 percent if the dividends are “qualified dividends.” Dividends paid on the Common Stock or ADSs will be treated as qualified dividends if Sony Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Corporation’s audited financial statements and relevant market and shareholder data, Sony Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 taxable year. In addition, based on Sony Corporation’s audited financial statements and Sony Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Corporation does not anticipate becoming a PFIC for the 2006 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Common Stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether Sony Corporation will be able to comply with them. Holders of ADSs and Common Stock should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.
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
      In general, a U.S. holder will recognize capital gain or loss upon the sale or other disposition of ADSs or Common Stock equal to the difference between the amount realized on the sale or disposition and the U.S. holder’s tax basis in the ADSs or Common Stock. Such capital gain or loss will be long-term capital gain or loss if the ADSs or Common Stock have been held for more than one year on the date of the sale or disposition. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2011 generally is subject to taxation at a maximum rate of 15 percent. The net long-term capital gain recognized by an individual holder before May 6, 2003 or after December 31, 2010 generally is subject to taxation at a maximum rate of 20 percent.
Dividends and Paying Agent
      Not Applicable
Statement by Experts
      Not Applicable
Documents on Display
      It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. You can also access the documents at the SEC’s home page (http://www.sec.gov/index.html).
Subsidiary Information
      Not Applicable

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
      Sony’s normal course of business is continuously exposed to market fluctuation, such as fluctuations in currency exchange rates, interest rates or stock prices. Sony utilizes several derivative instruments, such as foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements and currency swap agreements in order to hedge the potential downside risk on the cash flow from the normal course of business caused by market fluctuation. Sony uses foreign exchange forward contracts and foreign currency option contracts primarily to reduce the foreign exchange volatility risk that accounts receivable or accounts payable denominated in yen, U.S. dollars, Euros or other currencies have through the normal course of Sony’s worldwide business. Interest rate swap agreements and currency swap agreements are utilized to diversify funding conditions or to reduce funding costs, and in Financial Services segment, these transactions are used for asset liability management. Sony uses these derivative financial instruments mainly for risk-hedging purposes as described above, and few derivative transactions, such as bond futures and bond options are held or utilized for trading purposes in Financial Services segment. If hedge accounting cannot be applied because the accounts receivable or accounts payable to be hedged are not yet booked, or because cash flows from derivative transactions do not coincide with the underlying exposures recorded on Sony’s balance sheet, then Sony understands that such derivatives agreements should be subject to a mark-to-market evaluation and their unrealized gains or losses are recognized in earnings. In addition, Sony holds marketable securities such as straight bonds, convertible bonds, and stocks in yen or other currencies in the Financial Services segment in order to obtain interest income or capital gain on the financial assets under management. Sony understands that such investment in marketable securities is also subjected to market fluctuation.
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
      The following table shows the results of VaR. These analyses for the fiscal year ended March 31, 2006 indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95 percent confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and U.S. dollar and between the yen and the Euro, the currencies in which a significant amount of financial assets and liabilities and derivative transactions are maintained on a consolidated basis. The VaR of interest rate risk and stock price risk consists of risks arising from the volatility of the interest rates and stock prices against invested securities and derivatives transactions in the Financial Services segment.
      The net VaR for Sony’s entire portfolio is smaller than the simple aggregate of VaR for each component of market risk. This is due to the fact that market risk factors such as currency exchange rates, interest rates, and stock prices are not completely independent, and potential profits and losses arising from each market risk may to some degree be mutually offsetting.
      The disclosed VaR amounts simply represent the calculated potential maximum loss on the specified date and does not necessarily indicate an estimate of actual or future loss.
Consolidated

	June 30,	September 30,	December 31,	March 31,
	2005	2005	2005	2006

	(Yen in billions)
Net VaR	1.9	3.4	5.8	4.5
VaR of currency exchange rate risk	0.8	1.0	1.0	1.2
VaR of interest rate risk	0.1	0.1	0.4	0.1
VaR of stock price risk	1.9	3.1	6.3	4.3
Financial Services

	June 30,	September 30,	December 31,	March 31,
	2005	2005	2005	2006

	(Yen in billions)
Net VaR	1.9	3.2	5.9	4.4
VaR of currency exchange rate risk	0.4	0.5	0.7	0.6
VaR of interest rate risk	0.1	0.1	0.4	0.1
VaR of stock price risk	1.9	3.1	6.3	4.3
All other segments excluding Financial Services

	June 30,	September 30,	December 31,	March 31,
	2005	2005	2005	2006

	(Yen in billions)
Net VaR	0.5	0.9	0.6	0.6
VaR of currency exchange rate risk	0.5	0.9	0.6	0.6
VaR of interest rate risk	0.0	0.0	0.0	0.0
VaR of stock price risk	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities
      Not Applicable

Item 13.	Defaults, Dividend Arrearages and Delinquencies
      None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
      None

Item 15.	Controls and Procedures
      Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the Chief Executive Officer, President, and Chief Financial Officer, of the effectiveness of the design and operation of Sony’s disclosure controls and procedures as of March 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the Chief Executive Officer, President and Chief Financial Officer have concluded that, as of March 31, 2006, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports Sony files and submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Sony’s management, including the Chief Executive Officer, President, and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
      There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert
      Sony’s Board of Directors has determined that Mr. Yoshiaki Yamauchi and Mr. Fueo Sumita both qualify as an “audit committee financial expert” as defined in this Item 16A. In addition, both are independent as defined under the New York Stock Exchange Corporate Governance Standards.

Item 16B.	Code of Ethics
      Sony has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. The code of ethics applies to Sony’s chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, as well as to directors and all other officers and employees of Sony, as defined in the code of ethics. The code of ethics is available at http://www.sony.net/SonyInfo/Environment/management/compliance/qfhh7c000006e52h-att/ code of conduct.pdf

Item 16C.	Principal Accountant Fees and Services
Audit and Non-Audit Fees
      ChuoAoyama PricewaterhouseCoopers is a network firm of PricewaterhouseCoopers in Japan. The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2005 and 2006.

	March 31

	2005	2006

	(Yen in millions)
Audit Fees	1,939	2,180
Audit-Related Fees(1)	570	206
Tax Fees(2)	737	486
All Other Fees(3)	68	12

	3,314	2,884

(1)	Audit-Related Fees consist primarily of services related to the implementation of Sarbanes-Oxley Act Section 404 and employee benefit plan audits.

(2)	Tax Fees primarily include tax compliance, tax advice and expatriate tax services.

(3)	All Other Fees comprise fees for all other services not included in any of the other categories noted above.
Audit Committee’s Pre-Approval Policies and Procedures
      Consistent with U.S. Securities and Exchange Commission rules regarding auditor independence, Sony’s Audit Committee is responsible for appointing, reviewing and setting compensation, retaining, and overseeing the work of Sony’s independent auditor, so that the auditor’s independence will not be impaired, including overseeing any separate firm that audits the financial statements of any subsidiary if Sony’s independent auditor expressly relies on the audit report of such firm. The Audit Committee has established a formal policy requiring pre-approval of all audit and permissible non-audit services provided by the independent auditor to Sony or any of its subsidiaries. The Audit Committee shall periodically review this policy with due regard for compliance with laws and regulations of host countries where Sony is listed.
      Prior to the engagement of the independent auditor for the following fiscal year’s audit, management shall submit an application form to the Audit Committee for comprehensive pre-approval of all recurring services expected to be rendered during that year. In order to obtain comprehensive pre-approval, management shall provide sufficient information regarding each service so that each service can be classified into one of four categories (Audit, Audit-related, Tax, or All Other) as well as information regarding the fees expected to be budgeted for each service. Management shall describe each service in detail and indicate precisely and unambiguously the nature and scope of each particular service. Any additional services not contemplated in the application form shall require the Audit Committee’s separate pre-approval on an individual basis. The Audit Committee will approve, if necessary, any changes in terms, conditions and fees, resulting from changes in the scope of services to be provided or from other circumstances. The Audit Committee Chairman retains pre-approval authority and evaluates items for approval on a weekly basis. The Audit Committee or its designee shall establish procedures to assure that the independent auditor is aware in a timely manner of the services that have been pre-approved.
      During the fiscal year ended March 31, 2006, in order to further enhance auditor independence, individual tax services, recruiting services and corporate tax services were added, at Sony’s initiative, to the list of prohibited services stipulated by U.S. Securities and Exchange Commission rules and related regulations. The Audit Committee has withheld approval regarding the rendering of these services except for instances where the services had already been pre-approved prior to the effective date June 23, 2005 and instances in which difficulties were encountered in finding an alternative service provider immediately or a brief transitional period has been needed.

Item 16D.	Exemptions From Listing Standards for Audit Committees
      Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      The following table sets out information concerning purchases made by Sony during the fiscal year ended March 31, 2006.

			(c) Total Number	(d) Maximum
			of Shares	Number of Shares
	(a) Total		Purchased as Part	that May Yet Be
	Number of	(b) Average	of Publicly	Purchased Under
	Shares	Price Paid	Announced Plans	the Plans or
Period	Purchased	per Share	or Programs	Programs

April 1st — 30th, 2005	7,133	4,262.23	N/A	N/A
May 1st — 31st, 2005	3,540	4,008.09	N/A	N/A
June 1st — 30th, 2005	7,844	3,923.01	N/A	N/A
July 1st — 31st, 2005	7,451	3,885.16	N/A	N/A
August 1st — 31st, 2005	6,770	3,728.61	N/A	N/A
September 1st — 30th, 2005	5,240	3,906.85	N/A	N/A
October 1st — 31st, 2005	5,921	3,784.80	N/A	N/A
November 1st — 30th, 2005	6,505	4,022.68	N/A	N/A
December 1st — 31st, 2005	15,143	4,450.79	N/A	N/A
January 1st — 31st, 2006	8,171	4,914.34	N/A	N/A
February 1st — 28th, 2006	9,242	5,669.85	N/A	N/A
March 1st — 31st, 2006	6,489	5,466.27	N/A	N/A
Total	89,449	4,405.06	N/A	N/A
      Under the Company Law of Japan, a holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value (See “Memorandum and Articles of Association — Capital stock — (Unit share system)” in “Item 10. Additional Information”). During the fiscal year ended March 31, 2006, Sony Corporation purchased 89,449 shares for a total purchase price of 394,028,170 yen upon such requests from holders of shares constituting less than one full unit.

Item 17.	Financial Statements
      Not applicable

Item 18.	Financial Statements
      Refer to Consolidated Financial Statements.
Item 19. Exhibits
      Documents filed as exhibits to this annual report:

1.1	Articles of Incorporation, as amended (English Translation)
1.2	Share Handling Regulations, as amended (English Translation)
1.3	Charter of the Board of Directors, as amended (English Translation)
8.1	Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2006: Incorporated by reference to “Business Overview and Organizational Structure” in “Item 4. Information on the Company”
12.1	Principal Executive Officer Certification Pursuant to 17 C.F.R. 240.13a-14(a)
12.2	Principal Financial Officer Certification Pursuant to 17 C.F.R. 240.13a-14(a)
13.1	Certification Pursuant to 18 U.S.C. Section 1350
15.1	Consent of ChuoAoyama PricewaterhouseCoopers

SIGNATURES
      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sony Corporation
(Registrant)

By:	/s/ Nobuyuki Oneda

(Signature)
Nobuyuki Oneda
Executive Vice President
Chief Financial Officer
Date: August 31, 2006

Consolidated Financial Statements
Sony Corporation and Consolidated Subsidiaries
March 31, 2006

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
      In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (“the Company”) at March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ ChuoAoyama PricewaterhouseCoopers
Tokyo, Japan
May 26, 2006

[THIS PAGE INTENTIONALLY LEFT BLANK]

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31

	2005	2006

	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	779,103	703,098
Marketable securities	460,202	536,968
Notes and accounts receivable, trade	1,113,071	1,075,071
Allowance for doubtful accounts and sales returns	(87,709)	(89,563)
Inventories	631,349	804,724
Deferred income taxes	141,154	221,311
Prepaid expenses and other current assets	519,001	517,915

Total current assets	3,556,171	3,769,524

Film costs	278,961	360,372

Investments and advances:
Affiliated companies	252,905	285,870
Securities investments and other	2,492,784	3,234,037

	2,745,689	3,519,907

Property, plant and equipment
Land	182,900	178,844
Buildings	925,796	926,783
Machinery and equipment	2,192,038	2,327,676
Construction in progress	92,611	116,149

	3,393,345	3,549,452
Less — Accumulated depreciation	2,020,946	2,160,905

	1,372,399	1,388,547

Other assets:
Intangibles, net	187,024	207,034
Goodwill	283,923	299,024
Deferred insurance acquisition costs	374,805	383,156
Deferred income taxes	240,396	178,751
Other	459,732	501,438

	1,545,880	1,569,403

Total assets:	9,499,100	10,607,753

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — (Continued)

	2005	2006

	(Yen in millions)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	63,396	142,766
Current portion of long-term debt	166,870	193,555
Notes and accounts payable, trade	806,044	813,332
Accounts payable, other and accrued expenses	746,466	854,886
Accrued income and other taxes	55,651	87,295
Deposits from customers in the banking business	546,718	599,952
Other	424,223	508,442

Total current liabilities	2,809,368	3,200,228

Long-term debt	678,992	764,898
Accrued pension and severance costs	352,402	182,247
Deferred income taxes	72,227	216,497
Future insurance policy benefits and other	2,464,295	2,744,321
Other	227,631	258,609

Total liabilities:	6,604,915

Minority interest in consolidated subsidiaries	23,847	37,101

Stockholders’ equity:
Subsidiary tracking stock, no par value —
2005 — Authorized 100,000,000 shares, outstanding 3,072,000 shares	3,917	—
Common stock, no par value —
2005 — Authorized 3,500,000,000 shares, outstanding 997,211,213 shares	617,792
2006 — Authorized 3,500,000,000 shares, outstanding 1,001,679,664 shares		624,124
Additional paid-in capital	1,134,222	1,136,638
Retained earnings	1,506,082	1,602,654
Accumulated other comprehensive income —
Unrealized gains on securities	62,669	100,804
Unrealized losses on derivative instruments	(2,490)	(2,049)
Minimum pension liability adjustment	(90,030)	(39,824)
Foreign currency translation adjustments	(355,824)	(215,368)

	(385,675)	(156,437)
Treasury stock, at cost
Subsidiary tracking stock
2005 — 32 shares	(0)	—
Common stock
2005 — 1,118,984 shares	(6,000)
2006 — 740,888 shares		(3,127)

	2,870,338	3,203,852

Commitments and contingent liabilities
Total liabilities and stockholders’ equity:	9,499,100	10,607,753

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended March 31

	2004	2005	2006

	(Yen in millions)
Sales and operating revenue:
Net sales	6,883,478	6,565,010	6,692,776
Financial service revenue	565,752	537,715	720,566
Other operating revenue	47,161	56,891	62,094

	7,496,391	7,159,616	7,475,436

Costs and expenses:
Cost of sales	5,058,205	5,000,112	5,151,397
Selling, general and administrative	1,798,239	1,535,015	1,527,036
Financial service expenses	505,550	482,576	531,809
Loss on sale, disposal or impairment of assets, net	35,495	27,994	73,939

	7,397,489	7,045,697	7,284,181

Operating income	98,902	113,919	191,255

Other income:
Interest and dividends	18,756	14,708	24,937
Royalty income	34,244	31,709	35,161
Foreign exchange gain, net	18,059	—	—
Gain on sale of securities investments, net	11,774	5,437	9,645
Gain on change in interest in subsidiaries and equity investees	4,870	16,322	60,834
Other	34,587	29,447	23,039

	122,290	97,623	153,616

Other expenses:
Interest	27,849	24,578	28,996
Loss on devaluation of securities investments	16,481	3,715	3,878
Foreign exchange loss, net	—	524	3,065
Other	32,795	25,518	22,603

	77,125	54,335	58,542

Income before income taxes	144,067	157,207	286,329

Income taxes:
Current	87,219	85,510	96,400
Deferred	(34,445)	(69,466)	80,115

	52,774	16,044	176,515

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME — (Continued)

	Fiscal Year Ended March 31

	2004	2005	2006

	(Yen in millions)
Income before minority interest, equity in net income of affiliated companies and cumulative effect of an accounting change	91,293	141,163	109,814
Minority interest in income (loss) of consolidated Subsidiaries	2,379	1,651	(626)
Equity in net income of affiliated companies	1,714	29,039	13,176

Income before cumulative effect of an accounting change	90,628	168,551	123,616

Cumulative effect of an accounting change
(2004: Net of income taxes of 0 million
2005: Net of income taxes of 2,675 million)	(2,117)	(4,713)	—

Net income	88,511	163,838	123,616

Per share data:
Common stock
Income before cumulative effect of an accounting change
— Basic	98.26	180.96	122.58
— Diluted	89.03	162.59	116.88
Cumulative effect of an accounting change
— Basic	(2.29)	(5.06)	—
— Diluted	(2.03)	(4.52)	—
Net income
— Basic	95.97	175.90	122.58
— Diluted	87.00	158.07	116.88
Cash dividends	25.00	25.00	25.00
Subsidiary tracking stock
Net income (loss)
— Basic	(41.80)	17.21	—

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31

	2004	2005	2006

	(Yen in millions)
Cash flows from operating activities:
Net income	88,511	163,838	123,616
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs	366,269	372,865	381,843
Amortization of film costs	305,786	276,320	286,655
Accrual for pension and severance costs, less payments	35,562	22,837	(7,563)
Gain on the transfer to the Japanese Government of the substitutional portion of employee pension fund, net	—	—	(73,472)
Loss on sale, disposal or impairment of assets, net	35,495	27,994	73,939
Gain on sale or loss on devaluation of securities investments, net	4,707	(1,722)	(5,767)
Gain on evaluation of marketable securities held in the financial service business for trading purpose, net	(4,988)	(5,246)	(44,986)
Gain on change in interest in subsidiaries and equity investees	(4,870)	(16,322)	(60,834)
Deferred income taxes	(34,445)	(69,466)	80,115
Equity in net (income) losses of affiliated companies, net of dividends	1,732	(15,648)	9,794
Cumulative effect of an accounting change	2,117	4,713	—
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(63,010)	(22,056)	17,464
(Increase) decrease in inventories	(78,656)	34,128	(164,772)
Increase in film costs	(299,843)	(294,272)	(339,697)
Increase (decrease) in notes and accounts payable, trade	93,950	31,473	(9,078)
Increase (decrease) in accrued income and other taxes	(46,067)	3	29,009
Increase in future insurance policy benefits and other	264,216	144,143	143,122
Increase in deferred insurance acquisition costs	(71,219)	(65,051)	(51,520)
(Increase) decrease in marketable securities held in the financial service business for trading purpose	369	(26,096)	(35,346)
Increase in other current assets	(34,991)	(29,699)	(8,792)
Increase in other current liabilities	44,772	46,545	105,865
Other	27,238	67,716	(49,737)

Net cash provided by operating activities	632,635	646,997	399,858

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	2004	2005	2006

	(Yen in millions)
Cash flows from investing activities:
Payments for purchases of fixed assets	(427,344)	(453,445)	(462,473)
Proceeds from sales of fixed assets	33,987	34,184	38,168
Payments for investments and advances by financial service Business	(1,167,945)	(1,309,092)	(1,368,158)
Payments for investments and advances (other than Financial service business)	(33,329)	(158,151)	(36,947)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	791,188	923,593	857,376
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	35,521	25,849	24,527
Proceeds from sales of subsidiaries’ and equity investees’ stocks	—	3,162	75,897
Other	6,130	2,728	346

Net cash used in investing activities	(761,792)	(931,172)	(871,264)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	267,864	57,232	246,326
Payments of long-term debt	(32,042)	(94,862)	(138,773)
Increase (decrease) in short-term borrowings	(57,708)	11,397	(11,045)
Increase in deposits from customers in the financial service business	129,874	294,352	190,320
Increase (decrease) in call money and bills sold in the banking business	30,300	(40,400)	86,100
Dividends paid	(23,106)	(22,978)	(24,810)
Proceeds from issuance of stocks by subsidiaries	5,252	4,023	6,937
Other	(7,151)	(3,587)	4,809

Net cash provided by financing activities	313,283	205,177	359,864

Effect of exchange rate changes on cash and cash equivalents	(47,973)	8,890	35,537

Net increase (decrease) in cash and cash equivalents	136,153	(70,108)	(76,005)
Cash and cash equivalents at beginning of the fiscal year	713,058	849,211	779,103

Cash and cash equivalents at end of the fiscal year	849,211	779,103	703,098

Supplemental data:
Cash paid during the fiscal year for —
Income taxes	114,781	65,477	70,019
Interest	22,571	18,187	24,651

Non-cash investing and financing activities —
Conversion of convertible bonds	7,977	282,744	—
Obtaining assets by entering into capital lease	18,298	19,049	19,682
Contribution of net assets into the joint venture with Bertelsmann AG	—	9,402	—

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Fiscal Year Ended March 31

					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

	(Yen in millions)
Balance at March 31, 2003	3,917	472,361	984,196	1,301,740	(471,978)	(9,341)	2,280,895
Conversion of convertible bonds		3,989	3,988				7,977
Stock issued under exchange offering			5,409				5,409
Comprehensive income:
Net income				88,511			88,511
Other comprehensive income, net of tax —
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					57,971		57,971
Less: Reclassification adjustment included in net income					(5,679)		(5,679)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					7,537		7,537
Less: Reclassification adjustment included in net income					(3,344)		(3,344)
Minimum pension liability adjustment					93,415		93,415
Foreign currency translation adjustments:
Translation adjustments arising during the period					(129,113)		(129,113)
Less: Reclassification adjustment included in net income					1,232		1,232

Total comprehensive income							110,530

Stock issue costs, net of tax				(53)			(53)
Dividends declared				(23,138)			(23,138)
Purchase of treasury stock						(8,523)	(8,523)
Reissuance of treasury stock			(776)			5,681	4,905

Balance at March 31, 2004	3,917	476,350	992,817	1,367,060	(449,959)	(12,183)	2,378,002

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)

	Fiscal Year Ended March 31

					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

	(Yen in millions)
Balance at March 31, 2004	3,917	476,350	992,817	1,367,060	(449,959)	(12,183)	2,378,002
Exercise of stock acquisition rights		52	53				105
Conversion of convertible bonds		141,390	141,354				282,744
Stock based compensation			340				340
Comprehensive income:
Net income				163,838			163,838
Other comprehensive income, net of tax —
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					5,643		5,643
Less: Reclassification adjustment included in net income					(12,924)		(12,924)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					(209)		(209)
Less: Reclassification adjustment included in net income					(1,681)		(1,681)
Minimum pension liability adjustment					(769)		(769)
Foreign currency translation adjustments:
Translation adjustments arising during the period					74,224		74,224

Total comprehensive income							228,122

Stock issue costs, net of tax				(541)			(541)
Dividends declared				(24,030)			(24,030)
Purchase of treasury stock						(416)	(416)
Reissuance of treasury stock			(342)	(245)		6,599	6,012

Balance at March 31, 2005	3,917	617,792	1,134,222	1,506,082	(385,675)	(6,000)	2,870,338

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)

	Fiscal Year Ended March 31

					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

	(Yen in millions)
Balance at March 31, 2005	3,917	617,792	1,134,222	1,506,082	(385,675)	(6,000)	2,870,338
Exercise of stock acquisition rights		931	932				1,863
Conversion of convertible bonds		1,484	1,484				2,968
Conversion of subsidiary tracking stock	(3,917)	3,917					—
Comprehensive income:
Net income				123,616			123,616
Other comprehensive income, net of tax
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					79,630		79,630
Less: Reclassification adjustment included in net income					(41,495)		(41,495)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					7,865		7,865
Less: Reclassification adjustment included in net income					(7,424)		(7,424)
Minimum pension liability adjustment					50,206		50,206
Foreign currency translation adjustments:
Translation adjustments arising during the period					140,473		140,473
Less: Reclassification adjustment included in net income					(17)		(17)

Total comprehensive income							352,854

Stock issue costs, net of tax				(780)			(780)
Dividends declared				(24,968)			(24,968)
Purchase of treasury stock						(394)	(394)
Reissuance of treasury stock				(1,296)		3,267	1,971

Balance at March 31, 2006	—	624,124	1,136,638	1,602,654	(156,437)	(3,127)	3,203,852

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
INDEX TO NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notes to Consolidated Financial Statements

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations
      Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony’s principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia. Its electronic products are marketed throughout the world and game products are marketed mainly in Japan, the United States of America and Europe by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video and television product. Sony is also engaged in various financial service businesses including insurance operations through a Japanese life insurance subsidiary and a non-life insurance subsidiary, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations in Japan. In addition to the above, Sony is engaged in the development, production, manufacture, and distribution of recorded music, network service business including Internet-related businesses, an animation production and marketing business, an imported general merchandise retail business and an advertising agency business in Japan.

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
The Effect of Contingently Convertible Instruments on Diluted Earnings per Share -
      In July 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. In accordance with Statement of Financial Accounting Standards (“FAS”) No. 128, “Earnings per Share”, Sony had not previously included in the computation of diluted earnings per share (“EPS”) the number of potential common stock issuable upon the conversion of contingently convertible debt instruments (“Co-Cos”) that had not met the conditions

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the stock acquisition rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2004 were restated. Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2005 decreased by 7.26 yen and 7.06 yen, respectively, as a result of adopting EITF Issue No. 04-8.
Consolidation of Variable Interest Entities -
      In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin (“ARB”) No. 51”. FIN No. 46 addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). Sony early adopted the provisions of FIN No. 46 on July 1, 2003. As a result of adopting the original FIN No. 46, Sony recognized a one-time charge with no tax effect of 2,117 million yen as a cumulative effect of accounting change in the consolidated statement of income, and Sony’s assets and liabilities increased by 95,255 million yen and 97,950 million yen, respectively. These increases were treated as non-cash transactions in the consolidated statement of cash flows. In addition, cash and cash equivalents increased by 1,521 million yen.
      Sony subsequently early adopted the provisions of FIN No. 46R, which replaced FIN No. 46, upon issuance in December 2003. The adoption of FIN No. 46R did not have an impact on Sony’s results of operations and financial position or impact the way Sony had previously accounted for VIEs.
Exchanges of Nonmonetary Assets -
      In December 2004, the FASB issued FAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of Accounting Principle Board Opinion (“APB”) No. 29”. This statement requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. This statement is effective for nonmonetary asset exchanges that have occurred in the fiscal periods beginning after June 15, 2005. Sony adopted FAS No. 153 on July 1, 2005. The adoption of FAS No. 153 did not have a material impact on Sony’s results of operations and financial position.
Accounting for Conditional Asset Retirement Obligations -
      In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations — an Interpretation of FAS No. 143”. FIN No. 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation is effective no later than the end of fiscal years ending after December 15, 2005. Sony adopted FIN No. 47 on March 31, 2006. The adoption of FIN No. 47 did not have a material impact on Sony’s results of operations and financial position.
Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds -
      In September 2004, the EITF issued EITF Issue No. 04-10, “Applying Paragraph 19 of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds”. EITF Issue

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
No. 04-10 clarifies how an enterprise should evaluate the aggregation criteria in paragraph 17 of FAS No. 131 when determining whether operating segments that do not meet the quantitative thresholds may be aggregated in accordance with paragraph 19 of FAS No. 131. EITF Issue No. 04-10 is effective for fiscal years ending after September 15, 2005. Sony adopted EITF Issue No. 04-10 during the fiscal year ended March 31, 2006. The adoption of EITF Issue No. 04-10 did not have an impact on Sony’s results of operation and financial position.

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

Inventories -
      Inventories in electronics and game as well as non-film inventories for pictures are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies in electronics which is determined on the “first-in, first-out” basis.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill and other intangible assets -
      Goodwill and certain other intangible assets that are determined to have an indefinite life are not amortized and are tested for impairment during the fourth quarter of fiscal year on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Fair value for those assets is generally determined using a discounted cash flow analysis.
      Intangible assets with finite lives that are determined not to have an indefinite life mainly consist of artist contracts, music catalogs, acquired patent rights and software to be sold, leased or otherwise marketed. Artist contracts and music catalogs are amortized on a straight-line basis over 10 to 40 years. Acquired patent rights and software to be sold, leased or otherwise marketed are amortized on a straight-line basis over 3 to 10 years.

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

Future insurance policy benefits -
      Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions such as future investment yield, morbidity, mortality and withdrawals. These assumptions are

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
reviewed on a periodic basis. Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional long-duration life and annuity contracts.

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
      In accordance with FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, the derivative financial instruments held by Sony are classified and accounted as below.

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

Stock-based compensation -
      Sony applies APB No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations in accounting for its stock-based compensation plans and follows the disclosure-only provisions of FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123”. In accordance with APB No. 25, stock-based compensation cost is recognized in income based on the excess, if any, of the quoted market price of the common stock of Sony Corporation at the grant date of the award or other measurement date over the stated exercise price of the award. As the exercise prices for Sony’s stock-based compensation plans are generally determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans is not significant. For awards that generate compensation expense as defined under APB No. 25, Sony calculates the amount of compensation expense and recognizes the expense over the vesting period of the award.
      The following table reflects the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123, “Accounting for Stock-Based Compensation”, to its stock-based compensation. See Note 16 for detailed assumptions.

	Fiscal Year Ended March 31

	2004	2005	2006

	(Yen in millions)
Income before cumulative effect of an accounting change allocated to common stock:
As reported	90,756	168,498	122,308
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(6,334)	(4,690)	(4,182)

Pro forma	84,422	163,808	118,126

Net income allocated to common stock:
As reported	88,639	163,785	122,308
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(6,334)	(4,690)	(4,182)

Pro forma	82,305	159,095	118,126

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal Year Ended March 31

	2004	2005	2006

	(Yen)
Income before cumulative effect of an accounting change allocated to common stock:
— Basic EPS:
As reported	98.26	180.96	122.58
Pro forma	91.40	175.92	118.39
— Diluted EPS:
As reported	89.03	162.59	116.88
Pro forma	82.96	158.10	112.91

Net income allocated to common stock:
— Basic EPS:
As reported	95.97	175.90	122.58
Pro forma	89.11	170.86	118.39
— Diluted EPS:
As reported	87.00	158.07	116.88
Pro forma	80.94	153.58	112.91

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

Revenue recognition -
      Revenues from electronics and game sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse.
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

Accounting for consideration given to a customer or a reseller -
      In accordance with EITF Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products”, cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, is accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, can reasonably estimate the fair value of this benefit and receives documentation from the reseller to support the amounts spent. Any payments meeting these criteria are treated as selling, general and administrative expenses. For the fiscal years ended March 31, 2004, 2005 and 2006, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expense totaled 30,338 million yen, 27,946 million yen and 29,489 million yen, respectively.

Cost of sales -
      Costs classified as cost of sales relate to the producing and manufacturing of products and include such items as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film cost related to theatrical and television products.

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
      Selling, general and administrative expenses are expensed as incurred.

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

Income taxes -
      The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Sony records valuation allowances to reduce deferred tax assets to the amount that management believes is more likely than not to be realized. In assessing the likelihood of realization, Sony considers all currently available evidence for future years, both positive and negative, supplemented by information of historical results for each tax jurisdiction.

Net income per share -
      Prior to December 1, 2005, Sony calculated and presented per share data separately for Sony’s common stock and for the subsidiary tracking stock by the “two-class” method based on FAS No. 128. As the holders of the subsidiary tracking stock had the right to participate in earnings, together with common stockholders, under this method, basic net income per share (“EPS”) for each class of stock was calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period.
      The earnings allocated to the subsidiary tracking stock were determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends. As defined by Sony Corporation’s articles of incorporation, the amount distributable to the subsidiary tracking stock holders was based on the declared dividends of the targeted subsidiary, which might only be declared from the amounts available for dividends of the targeted subsidiary. The targeted subsidiary’s earnings available for dividends were, as stipulated by the Japanese Commercial Code, not including those of the targeted subsidiary’s subsidiaries. If the targeted subsidiary had accumulated losses, a change in accumulated losses was also allocated to the subsidiary tracking stock. The subsidiary tracking stock holders’ economic interest was calculated as the number of the subsidiary tracking stock outstanding divided by the number of the targeted subsidiary’s common stock outstanding subject to multiplying by the Standard Ratio (tracking stock: subsidiary’s common stock = 1: 100, as defined in the articles of incorporation). The earnings allocated to the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
common stock were calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.
      On October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock and convert such shares to shares of Sony common stock at a conversion rate of 1.114 share of Sony common stock per share of subsidiary tracking stock. All shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, for the fiscal year ended March 31, 2006, Sony calculated per share data separately for Sony’s common stock and for the subsidiary tracking stock by the “two-class” method based on FAS No. 128, but did not present per share data for the subsidiary tracking stock. The earnings allocated to common stock for the fiscal year ended March 31, 2006 were calculated by subtracting the earnings allocated to the subsidiary tracking stock for the eight months ended November 30, 2005.
      The computation of diluted net income per common stock reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities including the conversion of Co-Cos regardless of whether the conditions to exercise the conversion rights have been met.

(3)	Recent Pronouncements:
Accounting for Stock-Based Compensation -
      In December 2004, the FASB issued FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”). This statement requires the use of the fair value based method of accounting for employee stock-based compensation and eliminates the alternative to use of the intrinsic value method prescribed by APB No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. Sony has accounted for its employee stock-based compensation in accordance with the provisions prescribed by APB No. 25 and its related interpretations and has disclosed the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation as described above in (2) Significant accounting policies — Stock-based compensation. Sony adopted FAS No. 123(R) on April 1, 2006. Sony has elected the modified prospective method of transition prescribed in FAS No. 123(R), which requires that compensation expense be recorded for all unvested stock acquisition rights as the requisite service is rendered beginning with the first period of adoption. As of March 31, 2006, the aggregate value of the unvested stock acquisition rights was 4,402 million yen. Sony expects the total expenses to be recorded in the future periods will be consistent with the pro forma information shown above in (2) Significant accounting policies — Stock-based compensation.

Inventory Costs -
      In November 2004, the FASB issued FAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. This statement requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to the costs of conversion be based on the normal capacity of the production facilities. This statement shall be effective for fiscal years beginning after June 15, 2005, with early adoption during the fiscal years beginning after the date this statement is issued encouraged. The adoption of FAS No. 151 is not expected to have a material impact on Sony’s results of operations and financial position.

Derivative instruments and hedging activities -
      In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, an amendment of FAS No. 133 and FAS No. 140. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
derivative that would otherwise be required to be bifurcated and accounted for separately under FAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement will be effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal years beginning after September 15, 2006, with earlier adoption permitted as of the beginning of fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. The adoption of FAS No. 155 is not expected to have material impact on Sony’s results of operations and financial position.

Accounting for Servicing of Financial Assets -
      In March 2006, the FASB issued FAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”. This statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement shall be effective for fiscal years beginning after September 15, 2006. Sony is currently evaluating the impact of adopting this new pronouncement.

(4)	Reclassifications:
      Certain reclassifications of the financial statements for the fiscal years ended March 31, 2004 and 2005 have been made to conform to the presentation for the fiscal year ended March 31, 2006.

3.	Inventories
      Inventories comprise the following:

	March 31

	2005	2006

	(Yen in millions)
Finished products	405,616	534,766
Work in process	93,181	123,381
Raw materials, purchased components and supplies	132,552	146,577

	631,349	804,724

4.	Film costs
      Film costs comprise the following:

	March 31

	2005	2006

	(Yen in millions)
Theatrical:
Released (including acquired film libraries)	119,438	153,992
Completed not released	11,358	13,377
In production and development	118,271	156,019
Television licensing:
Released (including acquired film libraries)	29,894	36,918
In production and development	—	66

	278,961	360,372

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Sony estimates that approximately 88% of unamortized costs of released films (excluding amounts allocated to acquired film libraries) at March 31, 2006 will be amortized within the next three years. Approximately 102,207 million yen of released film costs are expected to be amortized during the next twelve months. As of March 31, 2006, unamortized acquired film libraries of approximately 10,820 million yen remained to be amortized on a straight-line basis over an average of the remaining life of 4 years. Approximately 137,400 million yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5.	Related party transactions
      Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method. Such investments include but are not limited to Sony’s interest in Sony Ericsson Mobile Communications, AB (50%), SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) (50%), S-LCD Corporation (“S-LCD”) (50% minus 1 share), ST Liquid Crystal Display Corporation (50%), InterTrust Technologies Corporation (49.5%), MGM Holdings, Inc. (“MGM Holdings”) (20%), bit Wallet, Inc (34.6%), and STAR CHANNEL, INC. (17.8%).
      Summarized combined financial information that is based on information provided by equity investees is shown below:

	March 31

	2005	2006

	(Yen in millions)
Current assets	942,328	991,440
Property, plant and equipment	361,406	376,155
Other assets	250,245	903,873

Total assets	1,553,979	2,271,468

Current liabilities	876,430	1,009,895
Long-term liabilities	115,999	660,504
Stockholders’ equity	561,550	601,069

Total liabilities and stockholders’ equity	1,553,979	2,271,468

Number of companies at end of the fiscal year	56	58

	Fiscal Year Ended March 31

	2004	2005	2006

	(Yen in millions)
Sales and revenue	1,009,005	1,473,273	2,357,172
Gross profit	231,083	477,796	668,226
Net income	11,323	63,404	32,982
      S-LCD, a joint venture with Samsung Electronics Co., LTD focused on manufacturing amorphous TFT panel, was established in April 2004 as a joint venture in which Sony has an ownership interest of 50% minus 1 share. Sony invested 100,073 million yen in S-LCD during the fiscal year ended March 31, 2005.
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
      On April 8, 2005, a consortium led by Sony Corporation of America (“SCA”) and its equity partners, Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners, completed the acquisition of Metro-Goldwyn-Mayer Inc. (“MGM”). Under the terms of the acquisition agreement, the aforementioned investor group acquired MGM for 12.00 U.S. dollars in cash per MGM share, for a total purchase price of approximately 5.0 billion U.S. dollars. In conjunction with the acquisition, Sony Pictures Entertainment (“SPE”) entered into agreements to co-finance and produce new motion pictures with MGM, and to distribute MGM’s existing film and television content through SPE’s global distribution channels. MGM continues to operate under the Metro-Goldwyn-Mayer name as a private company, headquartered in Los Angeles, focused on new film production and distribution activities. As part of the acquisition, SCA invested 257 million U.S. dollars for 20% of the total equity capital, which includes both common stock and a significant amount of non-voting preferred stock with detachable common stock warrants. Though Sony owns 20% of MGM Holdings’ total equity on a fully diluted basis as a result of the warrants dilution, Sony owns 45% of the total outstanding common stock and therefore, records 45% of MGM Holdings’ net income (loss) as equity in net income of affiliated companies.
      In September 2005, Sony sold 230,000 shares of Monex Beans Holdings, Inc. As a result of this sale, Sony’s ownership interest has been reduced from 20.1% to 10.3%. Therefore, Monex Beans Holdings, Inc. is no longer accounted for under the equity method. The financial position and operating results of Monex Beans Holdings, Inc. as of and for the fiscal year ended March 31, 2006 are not included in the above summarized combined financial information. See Note 19 for more information on this transaction.
      The proportionate share in the underlying net assets of the investee exceeded the carrying value of investments in affiliated companies by 42,731 million yen and 36,875 million yen at March 31, 2005 and 2006, respectively. These differences primarily relate to the differences in the carrying value of the net assets contributed by Sony and Bertelsmann AG upon the formation of SONY BMG in August 2004. The contribution of assets to SONY BMG was accounted for at book value. Acquisitions by Bertelsmann AG’s recorded music business shortly prior to the formation of SONY BMG resulted in goodwill comprising a significant portion of the assets contributed to SONY BMG by Bertelsmann AG, whereas Sony’s contributed assets had a lower historical basis. As a result, Sony’s carrying value of the investment in SONY BMG is below its 50% share of the underlying assets of SONY BMG. As the contributions for both Sony and Bertelsmann AG were recorded at historical book value by SONY BMG, there is a basis difference attributable to a non-depreciable asset which is not being amortized. Differences in the carrying value of Sony’s other equity investments and the proportionate share of the fair value of underlying net assets primarily relates to unamortizable goodwill.
      Affiliated companies accounted for under the equity method with an aggregate carrying amount of 17,676 million yen and 4,588 million yen at March 31, 2005 and 2006, were quoted on established markets at an aggregate value of 95,246 million yen and 34,462 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	March 31

	2005	2006

	(Yen in millions)
Accounts receivable, trade	50,062	44,837

Advances	16,756	15,985

Accounts payable, trade	15,225	40,507

	Fiscal Year Ended March 31

	2004	2005	2006

	(Yen in millions)
Sales	258,454	256,799	234,636

Purchases	106,100	101,976	282,071

      As of April 1, 2004, Sony Corporation made Sony Computer Entertainment Inc. (“SCE”) a wholly-owned subsidiary through a stock for stock exchange pursuant to the provision of Article 358 of the Japanese Commercial Code which does not require the approval of the General Meeting of Shareholders. The stock for stock exchange ratio was determined based on the estimated equity values of SCE and Sony on a consolidated basis. Through the stock for stock exchange, Sony Corporation provided 1,000,000 shares of its common stock to the then Executive Deputy President, Corporate Executive Officer of Sony Corporation who had owned 100 shares of SCE’s common stock. This transaction did not have a material impact on Sony’s results of operations and financial position for the fiscal year ended March 31, 2005.
      Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2004, 2005 and 2006 were 3,446 million yen, 13,391 million yen and 22,970 million yen, respectively.

6.	Accounts receivable securitization programs
      In Japan, Sony set up several accounts receivable sales programs whereby Sony can sell up to 47,500 million yen of eligible trade accounts receivable. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. These transactions are accounted for as sales in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, because Sony has relinquished control of the receivables. The initial sale of these receivables was in March 2005 in which Sony sold a total of 10,041 million yen. Sony sold a total of 146,193 million yen of receivables during the fiscal year ended March 31, 2006. Losses from these transactions were insignificant. Although Sony continues servicing the sold receivables, no servicing liabilities are recorded because costs for collection of the sold receivables are insignificant.
      Through May 2005, Sony had set up an accounts receivable securitization program in the United States of America whereby Sony could sell interests in up to 500 million U.S. dollars of eligible trade accounts receivable, as defined. Through this program, Sony could securitize and sell a percentage of an undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by a bank. Sony could sell receivables in which the agreed upon original due dates were no more than 90 days after the invoice dates. The value assigned to undivided interests retained in securitized trade receivables was based on the relative fair values of the interest retained and sold in the securitization. Sony had assumed that the fair value of the retained interest was equivalent to its carrying value as the receivables were short-term in nature,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
high quality and had appropriate reserves for bad debt incidence. These securitization transactions were accounted for as a sale in accordance with FAS No. 140, because Sony had relinquished control of the receivables. During the period from April 2004 to January 2005, Sony sold a total of 80,250 million yen of accounts receivable under this program. There were no outstanding amounts due at March 31, 2005 relating to the existing undivided interests in the pool of receivables that had been sold. Losses from these transactions were insignificant. This program was terminated in May 2005.

7.	Marketable securities and securities investments and other
      Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	March 31, 2005				March 31, 2006

		Gross	Gross			Gross	Gross
		unrealized	unrealized			unrealized	unrealized
	Cost	gains	losses	Fair value	Cost	gains	losses	Fair value

	(Yen in millions)
Available-for-sale:
Debt securities	2,090,605	58,161	(2,464)	2,146,302	2,522,864	17,021	(22,810)	2,517,075
Equity securities	107,126	49,350	(814)	155,662	227,079	171,921	(1,589)	397,411
Held-to-maturity Securities	27,431	530	(13)	27,948	33,193	132	(221)	33,104

Total	2,225,162	108,041	(3,291)	2,329,912	2,783,136	189,074	(24,620)	2,947,590

      At March 31, 2006, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities with maturities of one to ten years.
      Proceeds from sales of available-for-sale securities were 397,817 million yen, 613,035 million yen and 524,268 million yen for the fiscal years ended March 31, 2004, 2005 and 2006, respectively. On those sales, gross realized gains computed on the average cost basis were 9,525 million yen, 24,080 million yen and 68,096 million yen and gross realized losses were 1,906 million yen, 5,940 million yen and 3,143 million yen, respectively.
      Marketable securities classified as trading securities at March 31, 2005 and 2006 were 315,946 million yen and 401,561 million yen, respectively, which consist of debt and equity securities including short-term investments in money market funds.
      In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2005 and 2006, were 48,877 million yen and 59,575 million yen, respectively. Non-public equity investments are valued at cost as fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other than temporary, the impairment of the investment is recognized and the carrying value is reduced to its fair value.
      For the fiscal years ended March 31, 2004, 2005 and 2006, Sony booked 4,988 million yen, 5,696 million yen and 45,092 million yen of net unrealized gain on trading securities primarily in the life insurance business.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table presents the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2006.

	Less than 12 Months		12 months or More		Total

		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses

	(Yen in millions)
Available-for-sale:
Debt securities	1,860,204	(22,590)	21,250	(220)	1,881,454	(22,810)
Equity securities	266,946	(1,108)	17,495	(481)	284,441	(1,589)
Held-to-maturity Securities	20,278	(208)	629	(13)	20,907	(221)

Total	2,147,428	(23,906)	39,374	(714)	2,186,802	(24,620)

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
      At March 31, 2006, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8.	Leased assets
      Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets. Certain of these leases have renewal and purchase options.
      An analysis of leased assets under capital leases is as follows:

	March 31

Class of property	2005	2006

	(Yen in millions)
Land	181	193
Buildings	11,089	7,437
Machinery, equipment and others	33,747	28,870
Accumulated depreciation	(18,509)	(14,820)

	26,508	21,680

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2006:

Yen in
millions

Fiscal Year Ending March 31:
2007	18,322
2008	9,650
2009	5,325
2010	3,081
2011	2,149
Later years	4,725

Total minimum lease payments	43,252
Less — Amount representing interest	4,972

Present value of net minimum lease payments	38,280
Less — Current obligations	16,966

Long-term capital lease obligations	21,314

      Minimum lease payments have not been reduced by minimum sublease income of 10,022 million yen due in the future under noncancelable subleases.
      Minimum rental expenses under operating leases for the fiscal years ended March 31, 2004, 2005 and 2006 were 92,649 million yen, 81,391 million yen and 80,014 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2004, 2005 and 2006 were 2,923 million yen, 1,933 million yen and 1,350 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases as of March 31, 2006 were 21,843 million yen.
      The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2006 are as follows:

Yen in
millions

Fiscal Year Ending March 31:
2007	47,500
2008	34,715
2009	26,529
2010	16,320
2011	11,541
Later years	58,932

Total minimum future rentals	195,537

9.	Goodwill and intangible assets
      Intangible assets acquired during the fiscal year ended March 31, 2006 totaled 36,237 million yen, which are subject to amortization and primarily consist of acquired patent rights of 9,922 million yen and software to be sold, leased or otherwise marketed of 17,653 million yen. The weighted average amortization period for

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
acquired patent rights and software to be sold, leased or otherwise marketed is 8 years and 3 years, respectively.
      Intangible assets subject to amortization comprise the following:

	March 31

	2005		2006

	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization

	(Yen in millions)
Artist contracts	15,218	(11,094)	15,218	(12,218)
Music catalog	65,674	(19,641)	71,921	(24,012)
Acquired patent rights	55,173	(26,139)	67,467	(30,200)
Software to be sold, leased or otherwise marketed	31,907	(16,181)	40,007	(24,194)
Other	27,648	(11,625)	40,978	(15,133)

Total	195,620	(84,680)	235,591	(105,757)

      The aggregate amortization expenses for intangible assets for the fiscal years ended March 31, 2004, 2005 and 2006 was 28,866 million yen, 24,993 million yen and 28,390 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

(Yen in
millions)

Year Ending March 31,
2007	31,636
2008	24,862
2009	18,857
2010	15,593
2011	9,125
      Total carrying amount of intangible assets having an indefinite life comprise the following:

	March 31

	2005	2006

	(Yen in millions)
Trademarks	57,195	58,195
Distribution agreement	18,848	18,848

	76,043	77,043

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The changes in the carrying amount of goodwill by operating segment for the fiscal years ended March 31, 2005 and 2006 are as follows:

				Financial	All
	Electronics	Game	Pictures	Services	Other	Total

	(Yen in millions)
Balance at March 31, 2004	52,236	110,362	70,789	—	44,483	277,870
Reallocated from Music business to Electronics segment	12,329	—	—	—	(12,329)	—
Goodwill acquired during year	5,872	4,349	5,868	441	2,121	18,651
Goodwill contributed to the Joint Venture with Bertelsmann AG	—	—	—	—	(15,626)	(15,626)
Other *	378	29	1,277	—	1,344	3,028

Balance at March 31, 2005	70,815	114,740	77,934	441	19,993	283,923
Goodwill acquired during year	3,337	1,317	947	536	382	6,519
Reallocated from Music business to Electronics segment	634	—	—	—	(634)	—
Impairment losses	—	—	—	—	(534)	(534)
Other *	1,577	207	7,031	—	301	9,116

Balance at March 31, 2006	76,363	116,264	85,912	977	19,508	299,024

*	Other consists of translation adjustments and reclassification to/from other accounts.
      As discussed in Notes 5 and 24, as of August 1, 2004, Sony and Bertelsmann AG combined their recorded music business in a joint venture. In connection with the establishment of the joint venture, assets contributed by Sony included 15,626 million yen of goodwill. In addition, the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the Electronics segment and accordingly, Sony reallocated 12,329 million yen of goodwill relating to the non-Japan based disc manufacturing and physical distribution business from the Music segment to the Electronics segment. Effective April 1, 2005, a similar change was made with respect to the Japan based disc manufacturing businesses and accordingly, Sony reallocated 634 million yen of goodwill from the Music segment to the Electronics segment. Consistent with the presentation of business segment information in Note 24, the Music segment is included within All Other.
      During the year ended March 31, 2006, Sony performed the annual impairment test for goodwill and recorded an impairment loss of 534 million yen in a reporting unit included in All Other. This impairment charge reflected the overall decline in the fair value of a subsidiary. The fair value of the subsidiary was estimated principally using the expected present value of future cash flows.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
assumptions for U.S. GAAP purposes. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect such items in accordance with U.S. GAAP.
      The amounts of statutory net equity of the subsidiaries as of March 31, 2005 and 2006 were 153,228 million yen and 229,543 million yen, respectively.

(1)	Insurance policies:
      Life insurance policies that the life insurance subsidiary writes, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2004, 2005 and 2006 were 437,835 million yen, 426,774 million yen and 453,496 million yen, respectively. Property and casualty insurance policies that the non-life insurance subsidiary writes are primarily automotive insurance contracts which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2004, 2005 and 2006 were 28,371 million yen, 35,454 million yen and 42,743 million yen, respectively.

(2)	Deferred insurance acquisition costs:
      Insurance acquisition costs, including such items as commission, medical examination and inspection report fees, that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits. Amortization charged to income for the fiscal years ended March 31, 2004, 2005 and 2006 amounted to 50,492 million yen, 47,120 million yen and 42,933 million yen, respectively.

(3)	Future insurance policy benefits:
      Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality, morbidity and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 0.90% to 5.10%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. At March 31, 2005 and 2006, future insurance policy benefits amounted to 1,782,850 million yen and 1,901,716 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Short-term borrowings and long-term debt
      Short-term borrowings comprise the following:

	March 31

	2005	2006

	(Yen in millions)
Unsecured loans, principally from banks:
with weighted-average interest rate of 2.79%	38,796
with weighted-average interest rate of 3.63%		32,066
Secured call money:
with weighted-average interest rate of 0.01%	—	40,000
Secured bills sold:
with weighted-average interest rate of 0.00%	24,600
with weighted-average interest rate of 0.01%		70,700

	63,396	142,766

      At March 31, 2006, marketable securities and securities investments with a book value of 119,598 million yen were pledged as collateral for call money and bills sold by a Japanese bank subsidiary.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Long-term debt comprises the following:

	March 31

	2005	2006

	(Yen in millions)
Secured loans, representing obligations to banks:
Due 2005 to 2008 with interest of 2.20% per annum	1,122	—
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2017 with interest ranging from 0.23% to 5.89% per annum	113,436
Due 2006 to 2015 with interest ranging from 0.13% to 5.89% per annum		128,148
Medium-term notes of consolidated subsidiaries:
Due 2006 with interest ranging from 2.78% to 4.95% per annum	58,755
Due 2006 with interest of 4.95% per annum		58,698
Unsecured zero coupon convertible bonds, due 2008, convertible currently at 5,605 yen for one common share, redeemable before due date	250,000	250,000
Unsecured 0.1% bonds, due 2005 with detachable warrants, net of unamortized discount	3,981	—
Unsecured 1.55% bonds, due 2006 with detachable warrants	12,000	12,000
Unsecured 0.9% bonds, due 2007 with detachable warrants	7,300	7,300
Unsecured 0.9% bonds, due 2007 with detachable warrants	150	150
Unsecured 1.42% bonds, due 2005, net of unamortized discount	99,998	—
Unsecured 0.64% bonds, due 2006, net of unamortized discount	99,996	99,999
Unsecured 1.01% bonds, due 2010, net of unamortized discount	—	39,996
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,984	49,987
Unsecured 0.80% bonds, due 2010, net of unamortized discount	—	49,991
Unsecured 1.52% bonds, due 2011, net of unamortized discount	49,997	49,997
Unsecured 1.16% bonds, due 2012, net of unamortized discount	—	39,981
Unsecured 1.52% bonds, due 2013, net of unamortized discount	—	34,997
Unsecured 1.57% bonds, due 2015, net of unamortized discount	—	29,980
Unsecured 1.75% bonds, due 2015, net of unamortized discount	—	24,993
Unsecured 2.0% bonds, due 2005	15,000	—
Unsecured 1.99% bonds, due 2007	15,000	15,000
Unsecured 2.35% bonds, due 2010	4,900	4,900
Capital lease obligations:
Due 2005 to 2019 with interest ranging from 1.55% to 30.00% per annum	40,301
Due 2006 to 2019 with interest ranging from 1.45% to 16.00% per annum		38,280
Guarantee deposits received	23,942	24,056

	845,862	958,453
Less — Portion due within one year	166,870	193,555

	678,992	764,898

      There are no adverse debt covenants or cross-default provisions relating to Sony’s borrowings.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of the exercise rights of the detachable warrants as of March 31, 2006 is as follows:

		Exercise price
				Number of shares per
Issued on	Exercisable during	Yen	Dollars	warrant	Status of exercise

October 19, 2000	November 1, 2001 through October 18, 2006	12,457	106	100 shares of common stock of Sony Corporation	9,224 warrants outstanding
December 21, 2001	January 6, 2003 through December 20, 2007	6,039	52	100 shares of common stock of Sony Corporation	11,459 warrants outstanding
      Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

(Yen in
Fiscal Year Ending March 31	millions)

2007	193,555
2008	32,781
2009	285,924
2010	66,431
2011	110,762
      At March 31, 2006, Sony had unused committed lines of credit amounting to 676,449 million yen and can generally borrow up to 90 days from the banks with whom Sony has committed line contracts. Furthermore, Sony has Commercial Paper Programs, the size of which was 1,321,940 million yen. There was no commercial paper outstanding at March 31, 2006. Under those programs, Sony can issue commercial paper for the period generally not in excess of 270 days up to the size of the programs. In addition, Sony has Medium Term Notes programs, the size of which was 587,100 million yen. At March 31, 2006, the total outstanding balance of Medium Term Notes was 58,698 million yen.

12.	Deposits from customers in the banking business
      All deposits from customers in the banking business are interest bearing deposits, and are owned by a Japanese bank subsidiary which was established as an Online Internet bank for individuals. At March 31, 2005 and 2006, the balance of time deposits issued in amounts of 10 million yen or more were 67,387 million yen and 75,459 million yen, respectively. At March 31, 2006, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

(Yen in
Fiscal Year Ending March 31	millions)

2008	30,568
2009	20,657
2010	200
2011	6,637
2012	38

13.	Financial instruments

(1)	Derivative instruments and hedging activities:
      Sony has certain financial instruments including financial assets and liabilities incurred in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate and currency swap agreements. Foreign exchange forward contracts and foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. Interest rate and currency swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in the fair value. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. Although Sony may be exposed to losses in the event of nonperformance by counterparties or unfavorable interest and currency rate movements, it does not anticipate significant losses due to the nature of Sony’s counterparties or the hedging arrangements. These derivatives generally mature or expire within 6 months after the balance sheet date. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives utilized for portfolio investments such as interest rate swap agreements and bond future contracts in the Financial Services segment. These derivative transactions utilized for portfolio investments in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.
      Derivative financial instruments held by Sony are classified and accounted for as described below pursuant to FAS No. 133.
Fair value hedges
      The derivatives designated as fair value hedges include interest rate and currency swap agreements.
      Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income.
      For the fiscal years ended March 31, 2004 and 2005, the amount of ineffectiveness of these fair value hedges, that was reflected in earnings, was not material. For the fiscal year ended March 31, 2006, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.
Cash flow hedges
      The derivatives designated as cash flow hedges include foreign exchange forward contracts, foreign currency option contracts and interest rate and currency swap agreements.
      Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2004 and 2006, these cash flow hedges were fully effective. For the fiscal year ended March 31, 2005, the amount of ineffectiveness of these cash flow hedges that was reflected in earnings was not material. In addition, there were no amounts excluded from the assessment of hedge effectiveness of cash flow hedges. At March 31, 2006, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of 2,049 million yen. Within the next twelve months, 1,453 million yen is expected to be reclassified from equity into earnings as loss. For the fiscal year ended March 31, 2006, there were no forecasted transactions that failed to occur which resulted in the discontinuance of cash flow hedges.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Derivatives not designated as hedges
      The derivatives not designated as hedges under FAS No. 133 include foreign exchange forward contracts, foreign currency option contracts, interest rate and currency swap agreements, interest rate and bond future contracts, stock price index option contracts, convertible rights included in convertible bonds and other derivatives. Changes in the fair value of derivatives not designated as hedges are recognized in income.
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
      Foreign exchange forward contracts and foreign currency option contracts held by certain subsidiaries in the Financial Services segment are marked-to-market with changes in value recognized in financial service revenue.
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
      Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue. Interest rate and currency swap agreements held by certain subsidiaries in the Financial Services segment are also marked-to-market with changes in value recognized in financial service revenue.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Any other interest rate and currency swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate debt, are marked-to-market with changes in value recognized in other income and expenses.
Interest rate and bond future contracts
      Certain subsidiaries in the Financial Services segment have interest rate and bond future contracts as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.
Stock price index option contracts
      Certain subsidiaries in the Financial Services segment have stock price index option contracts as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.
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

	March 31

	2005			2006

	Notional	Carrying	Estimated	Notional	Carrying	Estimated
	amount	amount	fair value	amount	amount	fair value

	(Yen in millions)
Long-term debt including the current portion	—	(845,862)	(856,321)	—	(958,453)	(981,006)
Foreign exchange forward contracts	1,545,814	(55)	(55)	1,489,213	1,184	1,184
Currency option contracts purchased	428,261	1,646	1,646	457,380	2,540	2,540
Currency option contracts written	146,506	(3,390)	(3,390)	163,746	(2,576)	(2,576)
Interest rate swap agreements	147,024	(2,968)	(2,968)	172,430	(165)	(165)
Interest rate and currency swap agreements	29,843	(1,318)	(1,318)	14,518	(488)	(488)
Interest rate future contracts	136,470	(92)	(92)	—	—	—
Bond future contracts	7,225	45	45	13,934	111	111
Stock price index option purchased	—	—	—	26,650	40	40
Embedded derivatives	405,756	11,894	11,894	411,252	70,712	70,712
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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
performance over that year. Under the point-based plan the amount of payment is determined based on sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring. As a result of the plan amendment, the projected benefit obligation was decreased by 120,873 million yen.
      Sony Corporation and most of its subsidiaries in Japan had contributory funded defined benefit pension plans pursuant to the Japanese Welfare Pension Insurance Law, which consisted of a substitutional portion of the governmental welfare pension program and an additional portion which was established at the discretion of each employer. In June, 2001, the Japanese Government issued the Defined Benefit Corporate Pension Plan Act, which permits each employer and employees’ pension fund plan to separate the substitutional portion from its employees’ pension fund and transfer the obligation and related assets to the government. In July, 2004, in accordance with the law, the Japanese Government approved applications submitted by Sony Corporation and most of its subsidiaries in Japan for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the governmental welfare pension program. In January 2005, the government also approved applications for an exemption from the obligation to pay benefits for past employee services related to the substitutional portion. On September 20, 2005, the benefit obligation for past employee services related to the substitutional portion and the related government-specified portion of the plan assets were transferred to the government. As a result of the transfer to the government of the substitutional portion, as of March 31, 2006, Sony Corporation and most of its subsidiaries in Japan maintain contributory funded defined benefit plans, which were established by succeeding the additional portion established at the discretion of each employer, pursuant to the Corporate Defined Benefit Pension Plan Law.
      Under the contributory pension plans, in general, the defined benefits cover 65% of the indemnities under existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are payable at the option of the retiring employee either in a lump-sum amount or monthly pension payments. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.
      EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, requires employers to account for the entire separation process of a substitutional portion from an entire plan upon completion of the transfer of the substitutional portion of the benefit obligation and related plan assets to the government as the culmination of a series of steps in a single settlement transaction. For the fiscal year ended March 31, 2006, in accordance with EITF Issue No. 03-2, Sony recognized a government subsidy of 133,322 million yen which is the net of the amount of the accumulated benefit obligation settled and the plan assets transferred to the government. Sony also recognized a settlement loss of 59,850 million yen, the amount of which is the net of 100,253 million yen of unrecognized losses related to the substitutional portion and 40,403 million yen for the derecognition of previously accrued salary progression. The net gain of 73,472 million yen is included in selling, general and administrative expenses.
      Many foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which substantially cover all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.
      Sony uses a measurement date of March 31 for substantially all of its pension and severance plans.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The components of net pension and severance costs, which exclude employee termination benefits paid in restructuring activities, for the fiscal years ended March 31, 2004, 2005 and 2006 were as follows:
Japanese plans:

	Fiscal Year Ended March 31

	2004	2005	2006

	(Yen in millions)
Service cost	54,501	31,971	26,561
Interest cost	19,489	21,364	16,504
Expected return on plan assets	(22,812)	(16,120)	(17,290)
Amortization of net transition asset	(375)	(375)	(104)
Recognized actuarial loss	31,019	20,236	14,393
Amortization of prior service cost	(939)	(7,216)	(10,229)
Gains on curtailments and settlements	—	(876)	—
Settlement loss resulting from the transfer of the substitutional portion	—	—	59,850

Net periodic benefit cost	80,883	48,984	89,685

Foreign plans:

	Fiscal Year Ended March 31

	2004	2005	2006

	(Yen in millions)
Service cost	11,252	6,419	6,852
Interest cost	8,566	8,091	8,318
Expected return on plan assets	(6,812)	(6,712)	(7,112)
Amortization of net transition asset	(27)	(18)	21
Recognized actuarial loss	1,569	1,637	1,674
Amortization of prior service cost	(117)	(114)	(240)
Losses on curtailments and settlements	5,574	1,713	915

Net periodic benefit cost	20,005	11,016	10,428

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The changes in benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans

	March 31		March 31

	2005	2006	2005	2006

	(Yen in millions)		(Yen in millions)
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	993,542	901,726	155,838	153,598
Service cost	31,971	26,561	6,419	6,852
Interest cost	21,364	16,504	8,091	8,318
Plan participants’ contributions	2,111	—	873	609
Amendments	(120,873)	(11,522)	286	238
Actuarial (gain) loss	1,641	(3,200)	12,210	20,183
Foreign currency exchange rate changes	—	—	14,288	17,506
Curtailments and settlements	(2,988)	—	(628)	(4,465)
Benefits paid	(25,042)	(18,630)	(11,639)	(8,670)
Divestiture	—	—	(32,140)	—
Transfer of the substitutional portion to the government	—	(291,570)	—	—

Benefit obligation at end of the fiscal year	901,726	619,869	153,598	194,169

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	513,095	534,451	85,662	92,025
Actual return (loss) on plan assets	(354)	51,766	7,513	11,209
Foreign currency exchange rate changes	—	—	3,517	5,059
Employer contribution	34,581	32,867	18,406	5,493
Plan participants’ contributions	2,111	—	873	609
Curtailments and settlements	—	—	(112)	(4,006)
Benefits paid	(14,982)	(11,911)	(11,168)	(5,995)
Divestiture	—	—	(12,666)	—
Transfer of the substitutional portion to the government	—	(117,845)	—	—

Fair value of plan assets at end of the fiscal year	534,451	489,328	92,025	104,394

      In connection with the establishment of the SONY BMG joint venture with Bertelsmann AG as discussed in Note 5, Sony transferred 32,140 million yen of its benefit obligation and 12,666 million yen of its plan assets which were included in Sony’s foreign plans to the joint venture as of August 1, 2004.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Japanese plans		Foreign plans

	March 31		March 31

	2005	2006	2005	2006

	(Yen in millions)		(Yen in millions)
Funded status	(367,275)	(130,541)	(61,573)	(89,775)
Unrecognized actuarial loss	322,237	169,915	37,383	41,587
Unrecognized net transition asset	(104)	—	7	153
Unrecognized prior service cost	(134,440)	(135,733)	(501)	(911)

Net amount recognized	(179,582)	(96,359)	(24,684)	(48,946)

Amounts recognized in the consolidated balance sheet consist of:
Prepaid benefit cost	1,795	2,650	1,351	1,226
Accrued pension and severance costs, including current portion	(309,957)	(134,849)	(42,934)	(70,986)
Intangibles	—	—	41	157
Accumulated other comprehensive income	128,580	35,840	16,858	20,657

Net amount recognized	(179,582)	(96,359)	(24,684)	(48,946)

      The accumulated benefit obligation for all defined benefit pension plan as follows:

	Japanese plans		Foreign plans

	March 31		March 31

	2005	2006	2005	2006

	(Yen in millions)		(Yen in millions)
Accumulated benefit obligation	835,420	613,055	121,176	143,031
      The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans

	March 31		March 31

	2005	2006	2005	2006

	(Yen in millions)		(Yen in millions)
Projected benefit obligations	898,985	617,883	132,556	158,353
Accumulated benefit obligations	835,420	612,410	115,147	139,431
Fair value of plan assets	533,926	488,588	86,070	99,798
      Weighted-average assumptions used to determine benefit obligations as of March 31, 2004, 2005 and 2006 were as follows:
Japanese plans:

	March 31

	2004	2005	2006

Discount rate	2.4%	2.3%	2.2%
Rate of compensation increase	3.0	3.3	3.4

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Foreign plans:

	March 31

	2004	2005	2006

Discount rate	5.8%	5.5%	5.1%
Rate of compensation increase	4.0	3.3	3.7
      Weighted-average assumptions used to determine net pension and severance costs for the fiscal years ended March 31, 2004, 2005 and 2006 were as follows:
Japanese plans:

	Fiscal Year Ended
	March 31

	2004	2005	2006

Discount rate	1.9%	2.4%	2.3%
Expected return on plan assets	4.0	3.2	3.5
Rate of compensation increase	3.0	3.3	3.4
Foreign plans:

	Fiscal Year Ended
	March 31

	2004	2005	2006

Discount rate	6.3%	5.8%	5.4%
Expected return on plan assets	8.3	7.8	7.8
Rate of compensation increase	4.1	4.0	3.7
      As required under FAS No. 87, “Employers’ Accounting for Pensions”, the assumptions are reviewed in accordance with changes in circumstances.
      To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rate of returns on various categories of plan assets.
      Following FAS No. 132®, “Employers’ Disclosure about Pensions and Other Postretirement Benefits”, the weighted-average rate of compensation increase is calculated based on the pay-related plans only. The point-based plan discussed above is excluded from the calculation because payments made under the plan are not based on employee compensation.
      Weighted-average pension plan asset allocations based on the fair value of such assets as of March 31, 2005 and 2006 were as follows:
Japanese plans:

	March 31,

	2005	2006

Equity securities	28.0%	38.1%
Debt securities	34.7	47.7
Cash	33.7	6.0
Other	3.6	8.2

Total	100%	100%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Foreign plans:

	March 31,

	2005	2006

Equity securities	68.3%	69.1%
Debt securities	23.4	20.8
Real estate	4.0	6.8
Other	4.3	3.3

Total	100%	100%

      For the pension plans of Sony Corporation and most of its subsidiaries in Japan, the target allocation as of March 31, 2006, is, as a result of our Asset Liability management, 34% of public equity, 56% of fixed income securities and 10% of other. When determining an appropriate asset allocation, diversification among assets is duly considered.
      The actual asset allocation as of March 31, 2005 for Sony’s principal pension plans did not meet the aforementioned target allocation as the Sony Employees’ Pension Fund tentatively held cash to be paid to the Japanese government in relation to the transfer of the substitutional portion of the benefit obligation.
      As a result from the transfer of the Japanese Government of the substitution portion of Sony’s Employee Pension Fund in September 2005, pension plan assets of the Japanese plans as of March 31, 2006 decreased as compared to March 31, 2005.
      Sony makes contributions to its contributory funded defined benefit pension plans as required by government regulation or as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 33 billion yen to the Japanese plans and approximately 6 billion yen to the foreign plans during the fiscal year ending March 31, 2007.
      The future benefit payments are expected as follows:

	Japanese plans	Foreign plans

	(Yen in millions)	(Yen in millions)
Fiscal Year Ending March 31,
2007	17,336	7,262
2008	19,081	6,764
2009	21,002	7,532
2010	25,400	8,326
2011	29,102	8,994
2012 — 2016	162,183	56,418

15.	Stockholders’ equity

(1)	Subsidiary tracking stock:
      On June 20, 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), a directly and indirectly wholly owned subsidiary of Sony Corporation which is engaged in Internet-related services. The subsidiary tracking stock holders had no direct rights in the equity or assets of SCN or the assets of Sony Corporation.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock and convert such shares to shares of Sony common stock. All shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, the number of shares of Sony common stock to be issued upon conversion was calculated by multiplying the number of shares of subsidiary tracking stock as of November 30, 2005, by 1.114, and the number of shares of Sony common stock to be issued upon conversion was 3,452,808.

(2)	Common stock:
      Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2004, 2005 and 2006 have resulted from the following:

Number of
shares

Balance at March 31, 2003	922,385,176
Conversion of convertible bonds	2,944,800
Stock issued under exchange offering	1,088,304

Balance at March 31, 2004	926,418,280
Conversion of convertible bonds	70,765,533
Exercise of stock acquisition rights	27,400

Balance at March 31, 2005	997,211,213
Conversion of convertible bonds	484,200
Conversion of subsidiary tracking stock	3,452,808
Exercise of stock acquisition rights	531,443

Balance at March 31, 2006	1,001,679,664

      At March 31, 2006, 58,976,132 shares of common stock would be issued upon conversion or exercise of all convertible bonds, warrants and stock acquisition rights outstanding.
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
      The Ordinary General Meeting of Shareholders held on June 20, 2003 approved that Sony Corporation acquire up to a total not exceeding 90 million outstanding shares of its common stock at an amount in total not exceeding 400 billion yen and a total not exceeding 300 thousand outstanding shares of the subsidiary tracking stock at an amount in total not exceeding 1 billion yen. As a result, Sony Corporation had acquired 2 million outstanding shares of its common stock at an amount in 8,200 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Ordinary General Meeting of Shareholders held on June 22, 2004 approved to amend the articles of incorporation that Sony Corporation may purchase its own shares by a resolution of the Board of Directors, in accordance with the amendments to the Japanese Commercial Code enacted on September 25, 2003. With the amendment of the articles of incorporation, Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders. No common stock and subsidiary tracking stock had been acquired by the resolution of the Board of Directors during the fiscal year ended March 31, 2005 and 2006.

(3)	Retained earnings:
      The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2006 was 565,936 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2006 including cash dividends for the six-month period ended March 31, 2006 has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on May 17, 2006 and was then recorded in the statutory books of account, in accordance with the Japanese Commercial Code.
      Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 2,724 million yen and 13,557 million yen at March 31, 2005 and 2006, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	Other comprehensive income:
      Other comprehensive income for the fiscal years ended March 31, 2004, 2005 and 2006 were as follows:

	Pre-tax	Tax	Net-of-tax
	amount	expense	amount

	(Yen in millions)
For the fiscal year ended March 31, 2004:
Unrealized gains on securities —
Unrealized holding gains (losses) arising during the period	89,861	(31,890)	57,971
Less: Reclassification adjustment included in net income	(7,371)	1,692	(5,679)
Unrealized losses on derivative instruments —
Unrealized holding gains (losses) arising during the period	11,586	(4,049)	7,537
Less: Reclassification adjustment included in net income	(5,961)	2,617	(3,344)
Minimum pension liability adjustment	162,408	(68,993)	93,415
Foreign currency translation adjustments —
Translation adjustments arising during the period	(134,312)	5,199	(129,113)
Less: Reclassification adjustment included in net income	1,232	—	1,232

Other comprehensive income	117,443	(95,424)	22,019

For the fiscal year ended March 31, 2005:
Unrealized gains on securities —
Unrealized holding gains (losses) arising during the period	7,184	(1,541)	5,643
Less: Reclassification adjustment included in net income	(18,140)	5,216	(12,924)
Unrealized losses on derivative instruments —
Unrealized holding gains (losses) arising during the period	(2,015)	1,806	(209)
Less: Reclassification adjustment included in net income	(2,848)	1,167	(1,681)
Minimum pension liability adjustment	(1,700)	931	(769)
Foreign currency translation adjustments — Translation adjustments arising during the period	76,585	(2,361)	74,224

Other comprehensive income	59,066	5,218	64,284

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pre-tax	Tax	Net-of-tax
	amount	expense	amount

	(Yen in millions)
For the fiscal year ended March 31, 2006:
Unrealized gains on securities —
Unrealized holding gains (losses) arising during the period	125,263	(45,633)	79,630
Less: Reclassification adjustment included in net income	(64,953)	23,458	(41,495)
Unrealized losses on derivative instruments —
Unrealized holding gains (losses) arising during the period	14,888	(7,023)	7,865
Less: Reclassification adjustment included in net income	(12,597)	5,173	(7,424)
Minimum pension liability adjustment	88,941	(38,735)	50,206
Foreign currency translation adjustments —
Translation adjustments arising during the period	143,888	(3,415)	140,473
Less: Reclassification adjustment included in net income	(17)	—	(17)

Other comprehensive income	295,413	(66,175)	229,238

      During the fiscal years ended March 31, 2004 and 2006, losses of 1,232 million yen and gains of 17 million yen of foreign currency translation adjustments were transferred respectively from other comprehensive income to net income as a result of the liquidation of certain foreign subsidiaries.
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
      Sony has four types of stock-based compensation plans as incentive plans for selected directors, corporate executive officers and employees.

(1)	Warrant plan:
      Upon issuance of unsecured bonds with detachable warrants which are described in Note 11, Sony Corporation has purchased all of the detachable warrants and distributed them to selected directors, corporate executive officers and employees of Sony. By exercising a warrant, directors, corporate executive officers and employees can purchase the common stock of Sony Corporation, the number of which is designated by each plan. The warrants generally vest ratably over a period of three years, and are exercisable up to six years from the date of grant.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Presented below is a summary of the activities regarding common stock warrants for the fiscal years shown:

	Fiscal Year Ended March 31

	2004		2005		2006

		Weighted-		Weighted-		Weighted-	Weighted-
		average		average		average	average
	Number of	exercise	Number of	exercise	Number of	exercise	exercise
	Shares	price	Shares	price	Shares	price	price

		(Yen)		(Yen)		(Yen)	(Dollars)
Outstanding at beginning of the fiscal year	3,190,292	8,132	3,190,292	8,132	2,626,300	8,533	72.93
Expired	—	—	(563,992)	6,264	(558,000)	7,167	61.26

Outstanding at end of the fiscal year	3,190,292	8,132	2,626,300	8,533	2,068,300	8,901	76.08

Exercisable at end of the fiscal year	2,808,292	8,416	2,626,300	8,533	2,068,300	8,901	76.08

      There were no warrants granted or exercised during the fiscal years ended March 31, 2004, 2005 and 2006. At March 31, 2006, there were 1,145,900 and 922,400 shares outstanding under warrants with exercise prices of 6,039 yen and 12,457 yen and average remaining lives of 1.75 years and 0.58 years, respectively. The weighted average exercise price and remaining life of outstanding warrants was 8,901 yen and 1.23 years, respectively. All outstanding warrants were exercisable at March 31, 2006.

(2)	Convertible Bond plan:
      Sony has an equity-based compensation plan for selected executives of Sony’s United States of America subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds which have characteristics similar to that of an option plan. Each convertible bond can be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant. The convertible bonds vest ratably over a three-year period and are exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a non-interest bearing employee loan and a right of offset exists between the convertible bonds and the employee loans, no accounting recognition was given to either the convertible bonds or the employee loans in Sony’s consolidated balance sheet.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Presented below is a summary of the activities regarding convertible bond plan for the fiscal years shown:

	Fiscal Year Ended March 31

	2004		2005		2006

		Weighted-		Weighted-		Weighted-	Weighted-
		average		average		average	average
	Number of	exercise	Number of	exercise	Number of	exercise	exercise
	Shares	price	Shares	price	Shares	price	price

		(Yen)		(Yen)		(Yen)	(Dollars)
Outstanding at beginning of the fiscal year	3,802,700	6,870	3,341,700	6,852	3,136,400	6,861	58.64
Exercised	—	—	—	—	(484,200)	5,952	50.87
Forfeited	(461,000)	6,943	(205,300)	6,668	(158,700)	7,989	68.28

Outstanding at end of the fiscal year	3,341,700	6,852	3,136,400	6,861	2,493,500	8,133	69.51

Exercisable at end of the fiscal year	2,614,700	7,042	2,923,300	6,952	2,493,500	8,133	69.51

      There were no shares granted under the convertible bond plan during the fiscal years ended March 31, 2004, 2005 and 2006. All shares under the convertible bond plan were exercisable as of March 31, 2006.
      A summary of convertible bond options outstanding and exercisable at March 31, 2006 is as follows:

	Outstanding and Exercisable

		Weighted-	Weighted-	Weighted-
Exercise price	Number of	average	average	average
range	Shares	exercise price	exercise price	remaining life

(Yen)		(Yen)	(Dollars)	(Years)
5,952~10,000	2,117,200	7,229	61.79	3.96
10,001~13,220	376,300	13,220	112.99	4.08

5,952~13,220	2,493,500	8,133	69.51	3.98

(3)	Stock Acquisition Rights:
      During the fiscal year ended March 31, 2003, Sony adopted an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to selected directors, corporate executive officers and employees of Sony, pursuant to the Commercial Code of Japan. The stock acquisition rights generally vest ratably over a period of three years and are exercisable up to ten years from the date of grant.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Presented below is a summary of the activities regarding stock acquisition rights plan for the fiscal years shown:

	Fiscal Year Ended March 31

	2004		2005		2006

		Weighted-		Weighted-		Weighted-	Weighted-
		average		average		average	average
	Number of	exercise	Number of	exercise	Number of	exercise	exercise
	Shares	price	Shares	price	Shares	price	price

		(Yen)		(Yen)		(Yen)	(Dollars)
Outstanding at beginning of the fiscal year	2,647,900	4,845	5,173,600	4,424	7,350,500	4,288	36.65
Granted	2,621,400	4,220	2,433,600	3,996	2,491,600	3,936	33.64
Exercised	—	—	(27,400)	3,896	(364,800)	4,216	36.06
Forfeited	(95,700)	3,896	(229,300)	4,419	(376,600)	4,441	37.96

Outstanding at end of the fiscal year	5,173,600	4,424	7,350,500	4,288	9,100,700	4,351	37.19

Exercisable at end of the fiscal year	430,900	5,291	1,674,000	4,652	3,136,200	4,629	39.56

      A summary of stock acquisition rights outstanding and exercisable at March 31, 2006 is as follows:

	Outstanding				Exercisable

		Weighted-	Weighted-	Weighted-		Weighted-	Weighted-
Exercise price	Number of	average	average	average	Number of	average	average
range	Shares	exercise price	exercise price	remaining life	Shares	exercise price	exercise price

(Yen)		(Yen)	(Dollars)	(Years)		(Yen)	(Dollars)
3,782~5,396	9,100,700	4,351	37.19	8.38	3,136,200	4,629	39.56

      As the exercise prices for the warrant, convertible bond and stock acquisition rights plans were determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans was not significant for the fiscal years ended March 31, 2004, 2005 and 2006.
      As discussed in Notes 2 and 15, all shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, all subsidiary tracking stock warrants and acquisition rights were converted to Sony common stock warrants and acquisition rights. In addition to the above tables, 166,643 shares were issued by the exercise of those warrants and acquisition rights. At March 31, 2006, there were no common stock warrants and acquisition rights outstanding which were granted by the conversion.
      As a result of the establishment of the joint venture between Sony’s recorded music business with the recorded music business of Bertelsmann AG (Note 5), employees of Sony’s recorded music business who were granted options under the convertible bond and stock acquisition rights plans prior to the establishment of the joint venture are no longer considered employees of Sony under FAS No. 123 as these individual are now employees of SONY BMG which is accounted for under the equity method. As a result, a compensation charge of 340 million yen was recorded in the fiscal year ended March 31, 2005 based on the fair value method of accounting for stock-based compensation using the Black-Scholes option-pricing model.
      The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2004, 2005 and 2006 were 1,413 yen, 1,085 yen and 1,585 yen, respectively. The fair value of stock acquisition rights granted on the date of grant, which is amortized to expense over the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
vesting period in determining the pro forma impact, is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Year Ended March 31

Weighted-average assumptions	2004	2005	2006

Risk-free interest rate	2.18%	2.04%	2.90%
Expected lives	3.67 years	3.54 years	6.14 years
Expected volatility	42.83%	35.56%	39.50%
Expected dividend	0.57%	0.62%	0.61%

(4)	SAR plan:
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
      The status of the SAR plans is summarized as follows:

	Fiscal Year Ended March 31

	2004		2005		2006

		Weighted-		Weighted-		Weighted-	Weighted-
	Number of	average	Number of	average	Number of	average	average
	SARs	exercise price	SARs	exercise price	SARs	exercise price	exercise price

		(Yen)		(Yen)		(Yen)	(Dollars)
Outstanding at beginning of the fiscal year	2,343,028	6,341	1,526,568	6,424	865,084	7,436	63.56
Exercised	—	—	(241,134)	3,955	(50,000)	5,020	42.91
Expired or forfeited	(816,460)	5,494	(420,350)	5,855	(628,584)	7,338	62.72

Outstanding at end of the fiscal year	1,526,568	6,424	865,084	7,436	186,500	9,211	78.73

Exercisable at end of the fiscal year	1,462,391	6,421	856,156	7,455	186,500	9,211	78.73

      There were no SARs granted during the fiscal years ended March 31, 2004, 2005 and 2006. All SARs were exercisable as of March 31, 2006.
      A summary of SARs outstanding and exercisable at March 31, 2006 is as follows:

	Outstanding and Exercisable

		Weighted-	Weighted-	Weighted-
Exercise price	Number of	average	average	average
range	SARs	exercise price	exercise price	remaining life

(Yen)		(Yen)	(Dollars)	(Years)
4,345~7,000	39,650	5,819	49.74	5.91
7,001~10,000	100,525	9,143	78.15	1.73
10,001~14,440	46,325	12,260	104.79	4.19

4,345~14,440	186,500	9,211	78.73	3.23

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In accordance with APB No. 25 and its related interpretations, the SARs compensation expense is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price, which is consistent with the accounting treatment prescribed for SAR plans in FAS No. 123. For the fiscal year ended March 31, 2004, Sony recognized 105 million yen of SARs compensation expense. For the fiscal year ended March 31, 2005, Sony recognized a reduction in SARs compensation expense of 74 million yen. For the fiscal year ended March 31, 2006, Sony recognized 70 million yen of SARs compensation expense.

17.	Restructuring charges and asset impairments
      As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives within its Electronics segment, Pictures segment and All Other. For the fiscal years ended March 31, 2004, 2005 and 2006, Sony recorded total restructuring charges of 168,091 million yen, 89,963 million yen and 138,692 million yen, respectively. Significant restructuring charges and asset impairments include the following:
Electronics Segment
      In an effort to improve the performance of the Electronics segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the fiscal years ended March 31, 2004, 2005 and 2006, Sony recorded total restructuring charges of 143,589 million yen, 83,227 million yen and 125,802 million yen, respectively, within the Electronics segment. In addition to the above charges, the Electronics segment also reflects restructuring costs of 2,122 million yen for the fiscal year ended March 31, 2004, that relate to the non-Japan based disc manufacturing and physical distribution businesses that were part of the restructuring charges of the Music business which is discussed below. These restructuring charges were formerly included within the Music segment but were reclassified to the Electronics segment. See Note 24 for more information on this reclassification. Significant restructuring activities are as follows:
Downsizing of CRT TV display operations -
      Due to the worldwide market shrinkage and demand shift from CRT displays to plasma and LCD panel displays, Sony has begun to implement a worldwide plan to rationalize production facilities of CRT TV display and has been downsizing its business over several years.
      As part of its worldwide plan, Sony made a decision in the fiscal year ended March 31, 2004 to discontinue certain CRT TV display manufacturing operations in Japan. Restructuring charges totaling 8,478 million yen consisted of personnel related costs of 3,139 million yen and non-cash equipment impairment, disposal and other costs of 5,339 million yen. Of the total restructuring charges, 158 million yen was recorded in cost of sales, 3,139 million yen was included in selling, general and administrative expenses, and 5,181 million yen was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2004 and no liability existed as of March 31, 2006.
      In the fiscal year ended March 31, 2005, as part of this restructuring program, Sony recorded a non-cash impairment charge of 7,479 million yen for CRT TV display manufacturing facilities located in Europe. The impairment charge was calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. The charge was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2005 and no liability existed as of March 31, 2006.
      In the fiscal year ended March 31, 2006, Sony made a decision to discontinue certain CRT TV display manufacturing operations in the U.S. Restructuring charges totaling 32,488 million yen consisted of personnel

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
related costs of 1,962 million yen and non-cash equipment impairment, disposal and other costs of 30,526 million yen. Of the total restructuring charges, 6,982 million yen was recorded in cost of sales, and 25,506 million yen was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. The impairment charge was calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. This phase of the restructuring program was completed in the fiscal year ended March 31, 2006. The remaining liability balance as of March 31, 2006 was 3,852 million yen with a large portion of the liabilities to be paid during the fiscal year ending March 31, 2007.
      In the fiscal year ended March 31, 2006, as part of this restructuring program, Sony recorded a non-cash impairment charge of 2,856 million yen for CRT TV display manufacturing facilities located in Southeast Asia. The impairment charge was calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. The charge was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2006 and no liability existed as of March 31, 2006.
      The worldwide plan to rationalize production facilities of CRT TV display was substantially completed during the fiscal year ended March 31, 2006.
Closing of a semiconductor plant in the U.S. -
      Due to a significant decline in the business conditions of the U.S. semiconductor industry, Sony made a decision in the fourth quarter of the fiscal year ended March 31, 2003, to close a semiconductor plant in the U.S. This restructuring activity was completed in the fiscal year ended March 31, 2005 and total restructuring charges of 4,936 million yen have been incurred through March 31, 2005. The remaining liability balance as of March 31, 2006 was 152 million yen and will be substantially paid through the fiscal year ending March 31, 2007.
      During the fiscal year ended March 31, 2004, Sony recorded net restructuring charges totaling 874 million yen which consisted of the accelerated depreciation and write-down of equipment of 1,982 million yen, gain on disposal of assets of 1,962 million yen, and 854 million yen of other costs including lease contract termination costs. Among these charges 1,760 million yen was recorded in cost of sales, while asset write-down and disposal costs of 1,076 million yen and the gain on asset disposals of 1,962 million yen were included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.
      During the fiscal year ended March 31, 2005, Sony sold the facilities and recorded a gain on disposal of 1,794 million yen. The gain was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.
Retirement Programs -
      In addition to the restructuring efforts disclosed above, Sony has undergone several headcount reduction programs to further reduce operating costs in its Electronics segment. As a result of these programs, Sony recorded restructuring charges totaling 115,149 million yen, 50,960 million yen and 45,116 million yen for the fiscal years ended March 31, 2004, 2005 and 2006, respectively, and these charges were included in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. The remaining liability balance as of March 31, 2006 was 19,424 million yen and will be paid through the fiscal year ending March 31, 2007. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, as well as headquarters and administrative functions.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Pictures Segment
      In an effort to improve the performance of the Pictures segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the fiscal years ended March 31, 2004 and 2005, Sony recorded total restructuring charges of 4,611 million yen and 385 million yen, respectively, within the Pictures segment. There were no restructuring charges incurred for the fiscal year ended March 31, 2006. Significant restructuring activities are the following:
Consolidation of Television Operations -
      Due to changes within the television production and distribution business, the competition between network owned production companies and other production and distribution companies to license product to the major televisions networks has become more intense. This competitive environment has resulted in fewer opportunities to produce shows for the networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. This trend has resulted in an increase in the number of new programs being distributed yet canceled in their first or second season, which are generally less profitable, and a decrease in the number of network programs that are able to achieve syndication, which are generally more profitable. As a result, in the fiscal year ended March 31, 2002, Sony decided to consolidate its television operations and downsize the network television production business in the Pictures segment. This restructuring program was completed in the fiscal year ending March 31, 2005, and the total cost of the program from the inception was 8,932 million yen. No liability existed as of March 31, 2006.
Fixed Cost Reduction Program -
      During the fiscal year ended March 31, 2004, the Pictures segment implemented a fixed cost reduction program to further reduce its operating costs. This restructuring program primarily related to the reduction of staffing levels and the disposal of certain long-lived assets. This restructuring program was completed during the fiscal year ended March 31, 2005 and the total cost of this restructuring program was 4,996 million yen.
      The Pictures segment recorded 4,611 million yen of these costs during the fiscal year ended March 31, 2004. These restructuring charges consisted of personnel related costs of 993 million yen, non-cash asset impairment and disposal costs of 1,746 million yen, and other costs of 1,872 million yen including those relating to the buy-out of term deal commitments. Of the restructuring costs incurred, 1,525 million yen was included in cost of sales, 1,340 million yen was included in selling, general and administrative expenses, and 1,746 million yen was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.
      During the fiscal year ended March 31, 2005, the Pictures segment completed the fixed cost reduction program and recorded 385 million yen of additional restructuring costs. These restructuring charges consisted primarily of personnel related costs of 292 million yen which were included in selling, general and administrative expenses in the consolidated statements of income. No liability existed as of March 31, 2006.
All Other (Music Business)
      Due to the continued contraction of the worldwide music market due to slow worldwide economic growth, the saturation of the CD market, the effects of piracy and other illegal duplication, parallel imports, pricing pressures and the diversification of customer preferences, Sony has been actively repositioning the Music business for the future by looking to create a more effective and profitable business model. As a result, the Music business has undergone a worldwide restructuring program since the fiscal year ended March 31, 2001 to reduce staffing and other costs through the consolidation and rationalization of facilities worldwide excluding Japan. As part of this restructuring program, Sony combined its recorded music business with the recorded music business of Bertelsmann AG to form SONY BMG, a joint venture that is accounted for under

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the equity method. See Note 5 for more information on this transaction. For the fiscal years ended March 31, 2004, 2005 and 2006, Sony recorded total restructuring charges of 10,691 million yen, 3,025 million yen and 129 million yen, respectively, related to the restructuring of the Music business excluding Japan. Of these restructuring charges, 2,122 million yen for the fiscal year ended March 31, 2004, was recorded in the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment but reclassified to the Electronics segment. See Note 24 for more information on this reclassification. This worldwide restructuring of the Music business was completed during the fiscal year ended March 31, 2006, and the total cost of the program was 52,702 million yen, which was incurred from the inception of the program through the fiscal year ended March 31, 2006. The restructuring costs within the Music business do not include the restructuring costs of SONY BMG since the establishment of the joint venture. At March 31, 2006, the liability balance was 1,193 million yen which is expected to be settled during the fiscal year ending March 31, 2007.
      In addition to the above, Sony also recorded restructuring charges of 1,291 million yen, 803 million yen and 346 million yen for the fiscal years ended March 31, 2004, 2005 and 2006, respectively, in Japan, which were primarily personnel related costs included in selling, general and administrative expenses in the consolidated statements of income.
      Significant restructuring activities included the following:
      During the fiscal year ended March 31, 2004, Sony broadened the scope of its worldwide restructuring of the Music business, which resulted in restructuring charges totaling 10,691 million yen. Restructuring activities included the continuation of the shutdown of the CD manufacturing facility in the U.S. as well as the restructuring of music label operations and the further rationalization of overhead functions through staff reductions. The restructuring charges consisted of personnel related costs of 5,137 million yen, lease abandonment costs of 1,323 million yen and other related costs of 4,231 million yen including non-cash asset impairment and disposal costs. Most of these charges are included in selling, general and administrative expenses in the consolidated statements of income. Employees were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.
      During the fiscal year ended March 31, 2005, in continuation of the worldwide restructuring program and in connection with the establishment of the joint venture with Bertelsmann AG (Note 5), Sony recorded restructuring charges totaling 3,025 million yen within the Music business. Restructuring activities included the shutdown of certain distribution operations that were no longer required as a result of the recorded music joint venture with Bertelsmann AG as well as the further rationalization of overhead functions through staff reductions. The restructuring charges consisted of personnel related costs of 883 million yen and other related costs of 2,142 million yen. These charges are included in selling, general and administrative expenses in the consolidated statements of income. Employees were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.
      During the fiscal year ended March 31, 2006, the worldwide restructuring program was completed and Sony recorded additional restructuring charges totaling 129 million yen, primarily consisting of other associated restructuring costs. Restructuring activities included the further shutdown of certain distribution operations that were no longer required as a result of the recorded music joint venture with Bertelsmann AG. These charges are included in selling, general and administrative expenses in the consolidated statements of income.
All Other (U.S. Entertainment Complex)
      As part of its efforts to restructure and eliminate certain non-core businesses, Sony reached an agreement to sell a U.S. entertainment complex in March 2006. As a result, Sony recorded an impairment charge of

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
8,522 million yen. The impairment charge was based on the negotiated sales price of the complex, and is recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.
      The changes in the accrued restructuring charges for the fiscal years ended March 31, 2004, 2005 and 2006 are as follows:

	Employee	Non-cash
	termination	write-downs	Other associated
	benefits	and disposals	costs	Total

	(Yen in millions)
Balance at March 31, 2003	14,784	—	5,787	20,571
Restructuring costs	133,367	19,170	15,554	168,091
Non-cash charges	—	(19,170)	—	(19,170)
Cash payments	(124,674)	—	(13,686)	(138,360)
Adjustments	1,173	—	333	1,506

Balance at March 31, 2004	24,650	—	7,988	32,638
Restructuring costs	53,563	25,564	10,836	89,963
Non-cash charges	—	(25,564)	—	(25,564)
Cash payments	(61,523)	—	(10,427)	(71,950)
Adjustments*	(1,705)	—	(3,096)	(4,801)

Balance at March 31, 2005	14,985	—	5,301	20,286
Restructuring costs	48,255	76,999	13,438	138,692
Non-cash charges	—	(76,999)	—	(76,999)
Cash payments	(42,152)	—	(7,929)	(50,081)
Adjustments	(1,227)	—	3	(1,224)

Balance at March 31, 2006	19,861	—	10,813	30,674

*	Adjustments primarily consist of the transfer of the accrued restructuring charges to SONY BMG, a joint venture with Bertelsmann AG (Note 5).

18.	Research and development costs, advertising costs and shipping and handling costs

(1)	Research and development costs:
      Research and development costs charged to cost of sales for the fiscal years ended March 31, 2004, 2005 and 2006 were 514,483 million yen, 502,008 million yen and 531,795 million yen, respectively.

(2)	Advertising costs:
      Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2004, 2005 and 2006 were 421,433 million yen, 359,661 million yen and 419,508 million yen, respectively.

(3)	Shipping and handling costs:
      Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2004, 2005 and 2006 were 106,590 million yen, 107,983 million yen and 114,500 million yen, respectively, which included the internal transportation costs of finished goods.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Gain on change in interest in subsidiaries and equity investees
      In January 2004, FeliCa Networks, Inc., whose field of business is Mobile FeliCa IC chip development and production/sales licensing and operation of the Mobile FeliCa service platform, issued 115,000 shares at 100,000 yen per share with a total value of 11,500 million yen in connection with its private offering. As a result of this issuance, Sony recorded a gain of 3,364 million yen and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 100% to 60%.
      In addition to the above transaction, for the fiscal year ended March 31, 2004, Sony recognized 1,506 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 4,870 million yen.
      In August 2, 2004, Monex Inc., which provided on-line security trading services in Japan, and Nikko Beans, Inc. established Monex Beans Holdings, Inc. by way of share transfer of the then existing shares of Monex Inc. and Nikko Beans, Inc.. At this establishment, 1 share of Monex Beans Holdings, Inc. was allotted to each share of Monex Inc. and 3.4 shares of Monex Beans Holdings, Inc. were allotted to each share of Nikko Beans, Inc.. As a result of this share transfer, Monex Beans Holdings, Inc. issued 2,344,687 shares and Sony recorded a gain of 8,951 million yen and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 29.9% to 20.1%.
      In September 2004, So-net M3 Inc., which provides medical services via the Internet in Japan, issued 2,800 shares at 850,000 yen per share with a total value of 2,380 million yen in connection with its initial public offering. SCN, a parent company of So-net M3 Inc., sold 3,260 shares of So-net M3 Inc., at 790,500 yen per share with a total value of 2,577 million yen. In October 2004, SCN sold 740 shares of So-net M3 Inc., at 790,500 yen per share with a total value of 585 million yen. As a result of these transactions, Sony recorded a 1,823 million yen gain on issuance of stock by So-net M3 Inc. and provided deferred taxes on this gain. In addition, Sony recorded a 2,876 million yen gain on the sale of its shares of So-net M3 Inc. These transactions reduced Sony’s ownership interest from 90.0% to 74.8%.
      In January 2005, DeNA Co., Ltd., whose field of business is the operation of on-line auction websites in Japan, issued 14,000 shares at 204,600 yen per share with a total value of 2,864 million yen in connection with its initial public offering. In March 2005, SCN, which had owned a 27.7% interest in DeNA Co., Ltd., sold 2,000 shares of DeNA Co., Ltd. at 204,600 yen per share with a total value of 409 million yen. As a result of these transactions, Sony recorded a 686 million yen gain on issuance of stock by DeNA Co., Ltd. and provided deferred taxes on this gain. In addition, Sony recorded a 76 million yen gain on the sale of its shares of DeNA Co., Ltd.. These transactions reduced Sony’s ownership interest from 27.7% to 24.8%.
      In addition to the above transactions, for the fiscal year ended March 31, 2005, Sony recognized 1,911 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 16,322 million yen.
      In June 2005, SCN sold 17,935 shares of So-net M3 Inc., at 694,600 yen per share with a total value of 12,458 million yen. As a result of this sale, Sony recorded a 11,979 million yen gain and provided deferred taxes on this gain. This sale reduced Sony’s ownership interest from 74.8% to 60.8%.
      In June 2005, SCN sold 7,000 shares of DeNA Co., Ltd. at 863,040 yen per share with a total value of 6,041 million yen. In March 2006, DeNA Co., Ltd. issued 14,300 shares at 314,138 yen per share with a total value of 4,492 million yen in connection with its private offering. As a result of these transactions, Sony recorded an 821 million yen gain on issuance of stock by DeNA Co., Ltd. and provided deferred taxes on this gain. In addition, Sony recorded a 5,817 million yen gain on the sale of its shares of DeNA Co., Ltd.. These transactions reduced Sony’s ownership interest from 24.8% to 19.1%.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In September 2005, Sony Corporation sold 230,000 shares of Monex Beans Holdings, Inc. at 119,040 yen per share with a total value of 27,379 million yen. As a result of this sale, Sony recorded a 20,590 million yen gain and provided deferred taxes on this gain. This sale reduced Sony’s ownership interest from 20.1% to 10.3%. See Note 5 for more information on this transaction.
      In December 2005, SCN issued 20,000 shares at 320,960 yen per share with a total value of 6,419 million yen in connection with its initial public offering. Sony Corporation and Sony Finance International Inc., which had owned 82.6% and 17.4% interests in SCN, respectively, sold 66,000 shares and 4,000 shares of SCN, respectively, at 320,960 yen per share with a total value of 22,467 million yen. In January 2006, Sony Corporation sold 12,000 shares of SCN at 320,960 yen per share with a total value of 3,852 million yen. As a result of these transactions, Sony recorded a 4,226 million yen gain on issuance of stock by SCN and provided deferred taxes on this gain. In addition, Sony recorded a 17,321 million yen gain on the sale of its shares of SCN. These transactions reduced Sony’s ownership interest from 100% to 60.1%.
      In addition to the above transactions, for the fiscal year ended March 31, 2006, Sony recognized 80 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 60,834 million yen.
      These transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.

20.	Income taxes
      Income before income taxes and income tax expense comprise the following:

	Fiscal Year Ended March 31

	2004	2005	2006

	(Yen in millions)
Income (loss) before income taxes:
Sony Corporation and subsidiaries in Japan	(84,571)	5,005	243,927
Foreign subsidiaries	228,638	152,202	42,402

	144,067	157,207	286,329

Income taxes — Current:
Sony Corporation and subsidiaries in Japan	22,286	23,497	55,154
Foreign subsidiaries	64,933	62,013	41,246

	87,219	85,510	96,400

Income taxes — Deferred:
Sony Corporation and subsidiaries in Japan	(32,845)	4,976	105,938
Foreign subsidiaries	(1,600)	(74,442)	(25,823)

	(34,445)	(69,466)	80,115

      Sony is subjected to a number of different income taxes. Due to changes in Japanese income tax regulations, a consolidated tax filing system was introduced on April 1, 2002. Sony applied to file its return under the consolidated tax filing system beginning with the fiscal year ended March 31, 2004. Under the Japanese consolidated tax filing system, a 2% surtax was imposed only for the fiscal year ended March 31, 2004. As a result, the statutory tax rate was 43.9% for the fiscal year ended March 31, 2004.
      During the fiscal year ended March 31, 2005, a corporation size-based enterprise tax was introduced in Japan and the portion of enterprise tax subject to income was reduced. As a result, the statutory tax rate for

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the fiscal year ended March 31, 2005 was approximately 41% effective April 1, 2004. The effect of the change in the tax rate on the balance of deferred tax assets and liabilities was insignificant.
      Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Fiscal Year Ended
	March 31

	2004	2005	2006

Statutory tax rate	43.9%	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Income tax credits	(2.4)	(0.1)	(1.3)
Change in valuation allowances	6.5	(22.7)	21.6
Increase (decrease) in deferred tax liabilities on undistributed earnings of foreign subsidiaries	(9.2)	(4.0)	4.5
Lower tax rate applied to life and non-life insurance business in Japan	(2.6)	(1.9)	(3.2)
Other	0.4	(2.1)	(1.0)

Effective income tax rate	36.6%	10.2%	61.6%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The significant components of deferred tax assets and liabilities are as follows:

	March 31

	2005	2006

	(Yen in millions)
Deferred tax assets:
Operating loss carryforwards for tax purposes	193,212	146,206
Accrued pension and severance costs	159,610	95,226
Film costs	56,746	51,937
Warranty reserve and accrued expenses	56,551	52,008
Future insurance policy benefits	36,654	24,785
Accrued bonus	34,536	27,353
Inventory — intercompany profits and write-down	30,270	47,578
Depreciation	15,320	34,052
Tax credit carryforwards	8,552	39,443
Reserve for doubtful accounts	6,574	7,479
Impairment of investments	52,501	52,658
Deferred revenue in the Pictures segment	12,947	16,713
Other	88,077	144,337

Gross deferred tax assets	751,550	739,775
Less: Valuation allowance	(89,110)	(150,899)

Total deferred tax assets	662,440	588,876

Deferred tax liabilities:
Insurance acquisition costs	(135,083)	(136,919)
Unbilled accounts receivable in the Pictures segment	(57,314)	(49,953)
Unrealized gains on securities	(41,564)	(63,739)
Intangible assets acquired through stock exchange offerings	(35,418)	(34,627)
Undistributed earnings of foreign subsidiaries	(30,865)	(66,719)
Gain on securities contribution to employee retirement benefit trust	(6,184)	(3,992)
Other	(58,714)	(65,151)

Gross deferred tax liabilities	(365,142)	(421,100)

Net deferred tax assets	297,298	167,776

      The valuation allowance mainly relates to deferred tax assets of Sony Corporation and certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance were an increase of 11,509 million yen for the fiscal year ended March 31, 2004, a decrease of 38,467 million yen for the fiscal year ended March 31, 2005 and an increase of 61,789 million yen for the fiscal year ended March 31, 2006. The increase during the fiscal year ended March 31,2006 resulted from a provision for additional valuation allowances due to continued losses recorded by Sony Corporation and certain subsidiaries mainly in the electronics business.
      As a result of operating losses in the past, certain consolidated subsidiaries in the U.S. had recognized valuation allowances against deferred tax assets for U.S. federal and certain state taxes. However, because of

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
improved operating results in recent years and a sound outlook for the future operating performance of certain consolidated subsidiaries in the U.S., Sony reversed 67,892 million yen of valuation allowance, resulting in a reduction of income tax expenses for the fiscal year ended March 31, 2005.
      Tax benefits which have been realized through utilization of operating loss carryforwards for the fiscal years ended March 31, 2004, 2005 and 2006 were approximately 12,000 million yen, 30,000 million yen and 42,000 million yen, respectively.
      Net deferred tax assets are included in the consolidated balance sheets as follows:

	March 31

	2005	2006

	(Yen in millions)
Current assets — Deferred income taxes	141,154	221,311
Other assets — Deferred income taxes	240,396	178,751
Current liabilities — Other	(12,025)	(15,789)
Long-term liabilities — Deferred income taxes	(72,227)	(216,497)

Net deferred tax assets	297,298	167,776

      At March 31, 2006, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling 1,065,809 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2006 for such temporary differences amounted to 228,546 million yen.
      Operating loss carryforwards for corporate income tax and local income tax purposes of Sony Corporation and certain consolidated subsidiaries in Japan at March 31, 2006 amounted to 121,530 million yen and 484,397 million yen, respectively, which are available as an offset against future taxable income. Deferred tax asset on the operating loss carryforwards for corporate income tax and local income tax in Japan are calculated by multiplying approximately 28% and 13%, respectively.
      Operating loss carryforwards for tax purposes of certain foreign consolidated subsidiaries at March 31, 2006 amounted to 173,624 million yen.
      With the exception of 111,265 million yen with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 7 years.
      Tax credit carryforwards for tax purposes at March 31, 2006 amounted to 39,443 million yen. With the exception of 9,116 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 9 years.
      Realization of deferred tax assets related to loss carryforwards and tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to expiration period. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period are changed.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	Reconciliation of the differences between basic and diluted net income per share (“EPS”)

(1)	Income before cumulative effect of accounting changes and net income allocated to each class of stock:

	Fiscal Year Ended March 31,

	2004	2005	2006

	(Yen in millions)
Income before cumulative effect of an accounting change allocated to common stock	90,756	168,498	122,308
Income allocated to subsidiary tracking stock	(128)	53	1,308

Income before cumulative effect of an accounting change	90,628	168,551	123,616

Net income allocated to common stock	88,639	163,785	122,308
Net income allocated to subsidiary tracking stock	(128)	53	1,308

Net income	88,511	163,838	123,616

      As discussed in Note 2, the earnings allocated to subsidiary tracking stock were determined based on the subsidiary tracking stockholders’ economic interest. The accumulated losses of SCN (the subsidiary tracking stock entity as discussed in Note 15) used for computation of earnings per share attributable to subsidiary tracking stock were 1,764 million yen and 1,358 million yen as of March 31, 2004 and 2005, respectively.
      As discussed in Notes 2 and 15, on October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock and convert such shares to shares of Sony common stock at a conversion rate of 1.114 share of Sony common stock per share of subsidiary tracking stock. All shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, the earnings allocated to common stock for the fiscal year ended March 31, 2006 are calculated by subtracting the earnings allocated to the subsidiary tracking stock for the eight months ended November 30, 2005. The accumulated gains of SCN used for computation of earnings per share attributable to subsidiary tracking stock were 8,578 million yen as of November 30, 2005.

(2)	EPS attributable to common stock:
      Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2004, 2005 and 2006 is as follows:

	Fiscal Year Ended March 31

	2004	2005	2006

	(Yen in millions)
Income before cumulative effect of an accounting change allocated to common stock	90,756	168,498	122,308
Effect of dilutive securities:
Convertible bonds	2,260	1,209	—
Subsidiary tracking stock	—	(0)	(29)

Income before cumulative effect of an accounting change allocated to common stock for diluted EPS computation	93,016	169,707	122,279

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Thousands of shares

Weighted-average shares	923,650	931,125	997,781
Effect of dilutive securities:
Warrants and stock acquisition rights	48	61	915
Convertible bonds	121,120	112,589	47,468

Weighted-average shares for diluted EPS computation	1,044,818	1,043,775	1,046,164

	Yen

Basic EPS	98.26	180.96	122.58

Diluted EPS	89.03	162.59	116.88

      Potential common stock upon the exercise of warrants and stock acquisition rights, which were excluded from the computation of diluted EPS since they have an exercise price in excess of the average market value of Sony’s common stock during the fiscal year, were 6,796 thousand shares, 7,987 thousand shares and 10,483 thousand shares for the fiscal years ended March 31, 2004, 2005 and 2006, respectively.
      Warrants and stock acquisition rights of subsidiary tracking stock for the fiscal year ended March 31, 2004 which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since they did not have a dilutive effect.
      Stock options issued by affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2004, 2005 and 2006, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since such stock options did not have a dilutive effect.
      On May 1, 2003, Sony implemented a share exchange as a result of which CIS Corporation became a wholly-owned subsidiary. As a result of this share exchange, Sony issued 1,088 thousand shares. The shares were included in the computation of basic and diluted EPS.
      As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change for the fiscal year ended March 31, 2004 was restated in the above table (Note 2).

(3)	EPS attributable to subsidiary tracking stock:
      Weighted-average shares used for computation of EPS attributable to subsidiary tracking stock for the fiscal years ended March 31, 2004 and 2005 were 3,072 thousand shares. At March 31, 2004 and 2005, there were no potentially dilutive securities for net income per subsidiary tracking stock, as tracking stock shares outstanding were increased upon potential subsidiary tracking stocks’ being exercised, which resulted in a proportionate increase in earnings allocated to the subsidiary tracking stock. However, they could have a dilutive effect on net income per common stock, as earnings allocated to the common stock would be decreased.
      As discussed, all shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, earnings per share of the subsidiary tracking stock for the fiscal year ended March 31, 2006 are not presented.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	Variable interest entities
      Sony has, from time to time, entered into various arrangements with VIEs. These arrangements consist of facilities which provide for the leasing of certain property, the financing of film production, the implementation of a stock option plan for Japanese employees and the U.S. based music publishing business. As described in Note 2, the FASB issued FIN No. 46, which requires the consolidation or disclosure of VIEs. The VIEs that have been consolidated by Sony are described as follows:
      Sony leases the headquarters of its U.S. subsidiary from a VIE, which has been consolidated by Sony since July 1, 2003. Upon consolidation of the VIE, assets and liabilities increased by 25,277 million yen and 27,035 million yen, respectively, and a cumulative effect of accounting change of 1,729 million yen was charged to net income with no tax effect. Sony has the option to purchase the building at any time during the lease term which expires in December 2008 for 29,942 million yen. The debt held by the VIE is unsecured. At the end of the lease term, Sony has agreed to either renew the lease, purchase the building or remarket it to a third party on behalf of the owner. If the sales price is less than 29,942 million yen, Sony is obligated to make up the lesser of the shortfall or 25,128 million yen.
      A subsidiary in the Pictures segment entered into a joint venture agreement with a VIE for the purpose of funding the acquisition of certain international film rights. The subsidiary is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts, as defined, and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees. The VIE was capitalized with total financing of 47,673 million yen. Of this amount, 1,292 million yen was contributed by the subsidiary, 11,155 million yen was provided by unrelated third party investors and the remaining funding is provided through a 35,226 million yen bank credit facility. On July 1, 2003, Sony consolidated this entity. Upon consolidation of the VIE, assets and liabilities increased by 10,179 million yen and 10,586 million yen, respectively, and a cumulative effect of accounting change of 388 million yen was charged to net income with no tax effect. As of March 31, 2006, there were no amounts outstanding under the bank credit facility. Under the agreement, the subsidiary’s 1,292 million yen equity investment is the last equity to be repaid. Additionally, it must pay to the third party investors up to 2,231 million yen of any losses out of a portion of its distribution fees. Any losses incurred by the VIE over and above 3,523 million yen will be shared by the other investors. The subsidiary acquired the international distribution rights, as defined, to twelve pictures meeting certain minimum requirements within the time period provided in the agreement.
      Sony utilized a VIE to implement a SAR plan (Note 16) for selected Japanese employees. The VIE has been consolidated by Sony since its establishment. With respect to this entity, there was no impact to Sony’s results of operations and financial position upon the adoption of FIN No. 46. Under the terms of the SAR plan, upon exercise, Japanese employees receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the plan. In order to minimize cash flow exposure associated with the plan, Sony held treasury stock through the VIE. The VIE purchased the common stock with funding provided by the employee’s cash contribution and a bank loan. The SAR plan was terminated during the fiscal year ended March 31, 2006 and there were no amounts outstanding under the bank loan at March 31, 2006.
      Sony’s U.S. based music publishing subsidiary is a joint venture with a third party investor that was determined to be a VIE. The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits. In addition, the third party investor receives a guaranteed annual dividend of up to 7 million U.S. dollars and has the option to put its 50% ownership interest to Sony in exchange for a payment of 200 million U.S. dollars. At March 31, 2006, the fair value of the third party’s 50% interest exceeded 200 million U.S. dollars.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      VIEs in which Sony holds a significant variable interest but is not the primary beneficiary are described as follows:
      As described in Note 5, on April 8, 2005, a consortium led by SCA and its equity partners completed the acquisition of MGM. Sony has reviewed the investment and determined that MGM Holdings is a VIE. However, MGM Holdings is not consolidated but accounted for under the equity method as Sony is not the primary beneficiary of this VIE as Sony absorbs less than 50% of expected losses and does not have the right to receive greater than 50% of expected residual returns. MGM continues to operate as a private company and continues to engage in the production and distribution of film content. Through its current ownership of MGM Holdings’ common stock, Sony records 45% of MGM Holdings’ net income (loss) as equity in net income of affiliated companies.
      On December 30, 2005, a subsidiary in the Pictures segment entered into a production/ co-financing agreement with a VIE to co-finance 11 films scheduled to be released over the following 15 months. The subsidiary will receive approximately 400 million U.S. dollars over the term of the agreement. The subsidiary is responsible for marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs. As of March 31, 2006, only one co-financed film has been released by the company. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE. In April 2006, the subsidiary entered into a second production/co-financing agreement with a VIE to co-finance an additional 11 films scheduled to be released over the following 24 months. The subsidiary will receive approximately 330 million U.S. dollars over the term of the agreement. Similar to the first agreement, the subsidiary is responsible for marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs.

23.	Commitments and contingent liabilities

(1)	Commitments:

A.	Purchase Commitments

Commitments outstanding at March 31, 2006 amounted to 285,774 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2006, such commitments outstanding were 69,286 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights therein. These agreements cover various periods through March 31, 2008. As of March 31, 2006, these subsidiaries were committed to make payments under such contracts of 43,659 million yen.

A subsidiary in the Pictures segment has also entered into a distribution agreement with a third party to distribute, in certain markets and territories, all feature length films produced or acquired by the third party during the term of the agreement. The distribution agreement expires on December 31, 2006 if a minimum of 36 films have been delivered as of that date. If 36 films have not been delivered by December 31, 2006, the distribution agreement expires on the earlier of the delivery of the 36th film or May 25, 2007. It is estimated that the third party will produce or acquire a total of 43 films under the distribution agreement. The subsidiary has the right to distribute the films for 15 years from the initial theatrical release of the film. Under the terms of the distribution agreement,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the subsidiary must fund a portion of the production cost and is responsible for all distribution and marketing expenses. As of March 31, 2006, 34 films have been released or funded by the subsidiary. The subsidiary’s estimated commitment to fund the production of the remaining films under this agreement is 33,077 million yen.

In April 2005, Sony Corporation has entered into a partnership program contract with Fédération Internationale de Football Association (“FIFA”). Through this program Sony Corporation will be able to exercise various rights as an official sponsor of FIFA events including the FIFA World Cuptm* from 2007 to 2014. As of March 31, 2006, Sony Corporation was committed to make payments under such contract of 34,639 million yen.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

(Yen in
Fiscal Year Ending March 31,	millions)

2007	139,130
2008	44,538
2009	46,966
2010	6,003
2011	6,553
Thereafter	42,584

Total	285,774

B.	Loan Commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2006, the total unused portion of the line of credit extended under these contracts was 326,691 million yen.

In August 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of the SONY BMG joint venture, Sony and Bertelsmann AG have entered into a 5 year Revolving Credit Agreement with the joint venture. Under the terms of the Credit Agreement, Sony and Bertelsmann have each agreed to provide one-half of the funding. The Credit Agreement, which matures on August 5, 2009, provides for a base commitment of 300 million U.S. dollars and additional incremental borrowings of up to 150 million U.S. dollars.

As of March 31, 2006, the joint venture had no borrowings outstanding under the Credit Agreement. Accordingly, Sony’s outstanding commitment under the Credit Agreement as of March 31, 2006 was 26,325 million yen.

The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

*	FIFA World Cuptm is a registered trademark of FIFA.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Contingent liabilities:
      Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 21,072 million yen at March 31, 2006. The major components of the contingent liabilities are as follows:
      Sony has issued loan guarantees to related parties comprised of affiliated companies accounted for under the equity method and unconsolidated subsidiaries. The terms of these guarantees are mainly within 1 year. Sony would be required to perform under these guarantees upon non-performance of the primary borrowers. The contingent liability related to these guarantees was 9,325 million yen and was not recorded on the consolidated balance sheet as of March 31, 2006.
      The European Commission (“EC”) has issued the Waste Electrical and Electronic Equipment (“WEEE”) directive in February 2003. The WEEE directive generally requires electronics producers after August 2005 to be responsible for financing the cost for collection, treatment, recovery and safe disposal of waste products. In some member states of the European Union (“EU”) the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE. During the fiscal year ended March 31, 2006, the cost that has been accrued in respect to the above mentioned WEEE responsibilities was not material to Sony’s results of operations and financial position. While the cost of this WEEE directive to Sony cannot be determined before the regulation is finally adopted in all individual member states that have to transpose the directive into national legislation, Sony continues to evaluate the impact of this regulation.
      Sony has agreed to indemnify certain third parties against tax losses resulting from transactions entered into in the normal course of business. The maximum amount of potential future payments under these guarantees cannot be estimated at this time. These guarantees were not recorded on the consolidated balance sheet as of March 31, 2006.
      Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both Sony and its legal counsel, management of Sony believes that damages from such lawsuits, if any, would not have a material effect on Sony’s consolidated financial statements.
      The changes in product warranty liability for the fiscal years ended March 31, 2005 and 2006 are as follows:

	Fiscal Year Ended
	March 31,

	2005	2006

	(Yen in millions)
Balance at beginning of the fiscal year	50,670	44,919
Additional liabilities for warranties	33,493	48,471
Settlements (in cash or in kind)	(40,358)	(45,162)
Changes in estimate for pre-existing warranty reserve	(751)	70
Translation adjustment	1,865	1,172

Balance at end of the fiscal year	44,919	49,470

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	Business segment information
      Effective for the fiscal year ended March 31, 2006, Sony has partly changed its business segment configuration as described below.
      As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of this joint venture, the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the “Other” category in the Electronics segment. In addition, effective April 1, 2005, a similar change was made with respect to the Japan based disc manufacturing businesses. Results for the fiscal year ended March 31, 2004 and 2005 in the Electronics segment have been restated to account for these reclassifications. As a result of these changes in the Music segment, Sony no longer breaks out the Music segment as a reportable segment as it no longer meets the materiality threshold. Effective April 1, 2005, results for the Music segment are included within All Other. Accordingly, results for the fiscal year ended March 31, 2004 and 2005 in the Electronics segment and All Other have been restated to conform to the presentation for the fiscal year ended March 31, 2006.
      In July 2004, in order to establish a more efficient and coordinated semiconductor supply structure, the Sony group has integrated its semiconductor manufacturing business by transferring Sony Computer Entertainment’s semiconductor manufacturing operation from the Game segment to the Electronics segment. As a result of this transfer, sales revenue and expenditures associated with this operation are now recorded within the “Semiconductor” category in the Electronics segment. The results for the fiscal year ended March 31, 2004 and the three months ended June 30, 2004 have not been restated as such comparable figures cannot be practically obtained given that it was not operated as a separate line business within the Game segment. This integration of the semiconductor manufacturing businesses is a part of Sony’s semiconductor strategy of utilizing semiconductor technologies and manufacturing equipment originally developed or designed for the Game businesses within the Sony group as a whole.
      The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation, PlayStation 2 and PlayStation Portable game consoles and related software mainly in Japan, the United States of America and Europe, and licenses to third party software developers. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the United States of America, and markets, distributes and broadcasts in the worldwide market. The Financial Services segment represents primarily individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and bank business in Japan. All Other consists of various operating activities, primarily including a business focused on network service business including Internet-related services, an animation production and marketing business, an imported general merchandise retail business, an advertising agency business in Japan, and the Music business which were formerly reported as a reportable segment, described above. Sony’s products and services are generally unique to a single operating segment.
      The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Business segments -
Sales and operating revenue:

	Fiscal Year Ended March 31

	2004	2005	2006

	(Yen in millions)
Sales and operating revenue:
Electronics —
Customers	4,858,631	4,806,494	4,763,555
Intersegment	228,834	260,339	386,922

Total	5,087,465	5,066,833	5,150,477
Game —
Customers	753,732	702,524	918,251
Intersegment	26,488	27,230	40,368

Total	780,220	729,754	958,619
Pictures —
Customers	756,370	733,677	745,859
Intersegment	—	—	—

Total	756,370	733,677	745,859
Financial Services —
Customers	565,752	537,715	720,566
Intersegment	27,792	22,842	22,649

Total	593,544	560,557	743,215
All Other —
Customers	561,906	379,206	327,205
Intersegment	100,903	80,688	81,676

Total	662,809	459,894	408,881
Elimination	(384,017)	(391,099)	(531,615)

Consolidated total	7,496,391	7,159,616	7,475,436

      Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other. All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Segment profit or loss:

	Fiscal Year Ended March 31

	2004	2005	2006

	(Yen in millions)
Operating income (loss):
Electronics	(8,082)	(34,273)	(30,930)
Game	67,578	43,170	8,747
Pictures	35,230	63,899	27,436
Financial Services	55,161	55,490	188,323
All Other	(16,225)	4,188	16,183

Total	133,662	132,474	209,759
Elimination	12,658	14,016	13,786
Unallocated amounts:
Corporate expenses	(47,418)	(32,571)	(32,290)

Consolidated operating income	98,902	113,919	191,255
Other income	122,290	97,623	153,616
Other expenses	(77,125)	(54,335)	(58,542)

Consolidated income before income taxes	144,067	157,207	286,329

      Operating income is sales and operating revenue less costs and operating expenses.
Assets:

	March 31

	2004	2005	2006

	(Yen in millions)
Total assets:
Electronics	3,036,404	3,476,465	3,548,720
Game	684,226	482,037	520,394
Pictures	856,517	863,056	1,029,907
Financial Services	3,475,039	3,885,517	4,565,607
All Other	763,911	577,733	617,868

Total	8,816,097	9,284,808	10,282,496
Elimination	(282,057)	(398,074)	(361,392)
Corporate assets	556,622	612,366	686,649

Consolidated total	9,090,662	9,499,100	10,607,753

      Unallocated corporate assets consist primarily of cash and cash equivalents, securities investments and property, plant and equipment maintained for general corporate purposes.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Other significant items:

	Fiscal Year Ended March 31

	2004	2005	2006

	(Yen in millions)
Depreciation and amortization:
Electronics	214,400	276,704	304,561
Game	57,256	16,504	5,087
Pictures	7,844	5,598	7,401
Financial Services, including deferred insurance acquisition costs	56,586	52,788	47,736
All Other	26,066	17,012	12,755

Total	362,152	368,606	377,540
Corporate	4,117	4,259	4,303

Consolidated total	366,269	372,865	381,843

Capital expenditures for segment assets:
Electronics	253,621	312,216	328,625
Game	100,360	18,824	8,405
Pictures	6,013	5,808	10,097
Financial Services	4,618	3,845	4,456
All Other	12,134	7,928	4,186

Total	376,746	348,621	355,769
Corporate	1,518	8,197	28,578

Consolidated total	378,264	356,818	384,347

      The capital expenditures in the above table represent the additions to fixed assets of each segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics segment is managed as a single operating segment by Sony’s management. Effective for the fiscal year ended March 31, 2006, Sony has partly changed its product category configuration. The main change is that the professional-use projector product group has been moved from “Televisions” to “Information and Communications”. Accordingly, sales and operating revenue for the fiscal years ended March 31, 2004 and 2005 have been restated to conform to the presentation for the fiscal year ended March 31, 2006.

	Fiscal Year Ended March 31

	2004	2005	2006

	(Yen in millions)
Audio	675,496	571,864	536,187
Video	949,320	1,036,328	1,021,325
Televisions	884,600	921,195	927,769
Information and Communications	878,855	816,150	842,537
Semiconductors	253,237	246,314	240,771
Components	623,799	619,477	656,768
Other	593,324	595,166	538,198

Total	4,858,631	4,806,494	4,763,555

Geographic information -
      Sales and operating revenue which are attributed to countries based on location of customers for the fiscal years ended March 31, 2004, 2005 and 2006 and long-lived assets as of March 31, 2004, 2005 and 2006 are as follows:

	Fiscal Year Ended March 31

	2004	2005	2006

	(Yen in millions)
Sales and operating revenue:
Japan	2,220,747	2,100,793	2,168,723
U.S.A.	2,121,110	1,977,310	1,957,644
Europe	1,765,053	1,612,536	1,715,704
Other	1,389,481	1,468,977	1,633,365

Total	7,496,391	7,159,616	7,475,436

	March 31

	2004	2005	2006

	(Yen in millions)
Long-lived assets:
Japan	1,430,443	1,414,632	1,449,997
U.S.A.	671,534	662,120	757,055
Europe	211,147	183,620	165,352
Other	133,640	144,896	159,647

Total	2,446,764	2,405,268	2,532,051

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.
      Transfers between reportable business or geographic segments are made at arms-length prices.
      There are no sales and operating revenue with a single major external customer for the fiscal years ended March 31, 2004, 2005 and 2006.
      The following information shows sales and operating revenue and operating income by geographic origin for the fiscal years ended March 31, 2004, 2005 and 2006. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

	Fiscal Year Ended March 31

	2004	2005	2006

	(Yen in millions)
Sales and operating revenue:
Japan —
Customers	2,352,923	2,249,548	2,253,275
Intersegment	2,514,698	2,575,093	3,264,281

Total	4,867,621	4,824,641	5,517,556
U.S.A. —
Customers	2,341,304	2,166,323	2,197,304
Intersegment	198,450	235,362	279,203

Total	2,539,754	2,401,685	2,476,507
Europe —
Customers	1,647,694	1,524,182	1,575,779
Intersegment	66,950	52,417	50,400

Total	1,714,644	1,576,599	1,626,179
Other —
Customers	1,154,470	1,219,563	1,449,078
Intersegment	813,798	804,721	1,038,827

Total	1,968,268	2,024,284	2,487,905
Elimination	(3,593,896)	(3,667,593)	(4,632,711)

Consolidated total	7,496,391	7,159,616	7,475,436

Operating income:
Japan	(69,875)	(765)	199,491
U.S.A.	85,290	72,414	11,291
Europe	78,822	12,186	(25,171)
Other	70,543	58,554	41,953
Corporate and elimination	(65,878)	(28,470)	(36,309)

Consolidated total	98,902	113,919	191,255

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

		Additions
	Balance at	charged to			Balance
	Beginning	costs and	Deductions	Other	at End
	of Period	expenses	(Note 1)	(Note 2)	of Period

	(Yen in millions)
Fiscal Year Ended March 31, 2004:
Allowance for doubtful accounts and sales returns	110,494	78,323	(65,281)	(10,862)	112,674

Fiscal Year Ended March 31, 2005:
Allowance for doubtful accounts and sales returns	112,674	56,863	(84,507)	2,679	87,709

Fiscal Year Ended March 31, 2006:
Allowance for doubtful accounts and sales returns	87,709	52,422	(56,772)	6,204	89,563

Notes:

1.	Amounts written off.

2.	Translation adjustment.

	Balance at				Balance
	Beginning			Other	at End
	of Period	Additions	Deductions	(Note 1)	of Period

Fiscal Year Ended March 31, 2004:
Valuation allowance - Deferred tax assets	116,068	63,936	(39,199)	(13,228)	127,577

Fiscal Year Ended March 31, 2005:
Valuation allowance - Deferred tax assets	127,577	67,889	(104,670)	(1,686)	89,110

Fiscal Year Ended March 31, 2006:
Valuation allowance - Deferred tax assets	89,110	72,340	(11,234)	683	150,899

Note:

1.	Translation adjustment.