Form 20-F
period 2007-03-31
SONY CORP
filed 2007-06-22
CIK 313838

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

Commission file number 1-6439

Sony Kabushiki Kaisha
(Exact name of Registrant as specified in its charter)

SONY CORPORATION
(Translation of Registrant’s name into English)

JAPAN
(Jurisdiction of incorporation or organization)

7-1, KONAN 1-CHOME, MINATO-KU,
TOKYO 108-0075, JAPAN
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

	Outstanding as of
	March 30, 2007	March 29, 2007
Title of Class	(Tokyo Time)	(New York Time)
Common Stock	1,002,062,405
American Depositary Shares		176,704,973

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

Yes ☑      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. Refer to definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 20, 2007 was 123.60 yen = 1 U.S. dollar.

As of March 31, 2007, Sony Corporation had 960 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method with respect to its 62 affiliated companies.

Cautionary Statement

Statements made in this annual report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the Euro and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment; (vi) Sony’s ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony’s ability to maintain product quality (particularly in the Electronics and Game segments); (ix) the success of Sony’s joint ventures and alliances; (x) the outcome of pending legal and/or regulatory proceedings; and (xi) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful Asset Liability Management in the Financial Services segment. Risks and uncertainties also include the impact of any future events with material adverse impacts.

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

ITEM 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

ITEM 2.	Offer Statistics and Expected Timetable

Not Applicable

ITEM 3.	Key Information

Selected Financial Data

	Fiscal Year Ended March 31
	2003		2004		2005		2006		2007
	(Yen in millions, Yen per share amounts)

Income Statement Data:
Sales and operating revenue	7,506,008		7,530,635		7,191,325		7,510,597		8,295,695
Operating income	217,815		133,146		145,628		226,416		71,750
Income before income taxes	247,621		144,067		157,207		286,329		102,037
Income taxes	80,831		52,774		16,044		176,515		53,888
Income before cumulative effect of accounting changes	115,519		90,628		168,551		123,616		126,328
Net income	115,519		88,511		163,838		123,616		126,328
Data per Share of Common Stock:
Income before cumulative effect of accounting changes
— Basic	125.74		98.26		180.96		122.58		126.15
— Diluted	118.21		89.03		162.59		116.88		120.29
Net income
— Basic	125.74		95.97		175.90		122.58		126.15
— Diluted	118.21		87.00		158.07		116.88		120.29
Cash dividends declared
Interim	12.50		12.50		12.50		12.50		12.50
	(10.50 cents	)	(11.37 cents	)	(12.12 cents	)	(10.36 cents	)	(10.78 cents	)
Fiscal year-end	12.50		12.50		12.50		12.50		12.50
	(10.53 cents	)	(11.26 cents	)	(11.29 cents	)	(11.04 cents	)	(10.24 cents	)
Depreciation and amortization*	351,925		366,269		372,865		381,843		400,009
Capital expenditures (additions to fixed assets)	261,241		378,264		356,818		384,347		414,138
Research and development costs	443,128		514,483		502,008		531,795		543,937

	Fiscal Year Ended March 31
	2003	2004	2005	2006	2007
	(Yen in millions, Yen per share amounts)

Balance Sheet Data:
Net working capital	719,166	381,140	746,803	569,296	994,871
Long-term debt	807,439	777,649	678,992	764,898	1,001,005
Stockholders’ equity	2,280,895	2,378,002	2,870,338	3,203,852	3,370,704
Total assets	8,370,545	9,090,662	9,499,100	10,607,753	11,716,362
Number of shares issued at
fiscal year-end (thousands of shares of common stock)	922,385	926,418	997,211	1,001,680	1,002,897
Stockholders’ equity per share of common stock	2,466.81	2,563.67	2,872.21	3,200.85	3,363.77

* Depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.

	Average*	High	Low	Period-End
	(Yen)

Yen Exchange Rates per U.S. Dollar:
Fiscal year ended March 31 2003	121.94	115.71	133.40	118.07
2004	113.07	120.55	104.18	104.18
2005	107.49	114.30	102.26	107.22
2006	113.15	120.93	104.41	117.78
2007	116.92	121.81	110.07	117.56
2007
January	—	121.81	118.49	121.02
February	—	121.77	118.33	118.33
March	—	118.15	116.01	117.56
April	—	119.84	117.69	119.44
May	—	121.79	119.77	121.76
June (through June 20)	—	123.67	121.08	123.60

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 20, 2007 was 123.60 yen = 1 U.S.dollar.

* The average yen exchange rates represent average noon buying rates of all the business days during the respective year.

Notes to Selected Financial Data:

1.	In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin (“ARB”) No. 51.” FIN No. 46 addresses the consolidation by a primary beneficiary of a variable interest entity (“VIE”). Sony early adopted the provisions of FIN No. 46 on July 1, 2003. As a result of adopting the original FIN No. 46, Sony recognized a one-time charge with no tax effect of 2,117 million yen as a cumulative effect of accounting change in the consolidated statement of income, and Sony’s assets and liabilities increased by 95,255 million yen and 97,950 million yen, respectively. These increases were treated as non-cash transactions in the consolidated statement of cash flows. In addition, cash and cash equivalents increased by 1,521 million yen. Sony subsequently early adopted the provisions of FIN No. 46R, which replaced FIN No. 46, upon issuance in December 2003. The adoption of FIN No. 46R did not have an impact on Sony’s results of operations and financial position or impact the way Sony had previously accounted for VIEs.

2.	In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.” SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony’s operating income decreased by 5,156 million yen for the fiscal year ended March 31, 2005. Additionally, on April 1, 2004, Sony recognized a charge of 4,713 million yen (net of income taxes of 2,675 million yen) as a cumulative effect of an accounting change.

3.	In July 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share.” In accordance with Statement of Financial Accounting Standards (“FAS”) No. 128, “Earnings per Share”, Sony had not previously included in the computation of diluted earnings per share (“EPS”) the number of potential common stock issuable upon the conversion of contingently convertible debt instruments (“Co-Cos”) that had not met the conditions to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the stock acquisition rights have been met. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2004 were restated. Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2005 decreased by 7.26 yen and 7.06 yen, respectively, as a result of adopting EITF Issue No. 04-8.

4.	Effective April 1, 2006, Sony adopted FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”). This statement requires the use of the fair value based method of accounting for employee stock-based compensation and eliminates the alternative to use the intrinsic value method prescribed by Accounting Principle Board Opinion (“APB”) No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. Sony had accounted for its employee stock-based compensation in accordance with the provisions prescribed by APB No. 25 and its related interpretations and had disclosed the net effect on net income and net income per share (“EPS”) allocated to the common stock as if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation as described in Note 2 to the Consolidated Financial Statements, “Significant accounting policies — Stock-based compensation.” Sony has elected the modified prospective method of transition prescribed in FAS No. 123(R), which requires that compensation expense be recorded for all unvested stock acquisition rights as the requisite service is rendered beginning with the first period of adoption. As a result of the adoption of FAS No. 123(R), Sony’s operating income decreased by 3,670 million yen for the fiscal year ended March 31, 2007.

5.	In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of FAS No. 133 and FAS No. 140. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal year beginning after September 15, 2006, with earlier adoption permitted as of the beginning of the fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. Sony early adopted FAS No. 155 on April 1, 2006. As a result of the adoption of FAS No. 155, Sony’s operating income increased by 3,828 million yen for the fiscal year ended March 31, 2007. Additionally, on April 1, 2006, Sony recognized a net charge of 3,785 million yen (net of income taxes of 2,148 million yen) as a cumulative-effect adjustment to beginning retained earnings, which consisted of 1,754 million yen (net of income taxes of 996 million yen) of gross gains and 5,539 million yen (net of income taxes of 3,144 million yen) of gross losses.

6.	In September 2006, the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” an amendment to FASB Statements No. 87, 88, 106 and 132(R). FAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit pension and other postretirement benefit plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. FAS No. 158 was adopted by Sony in the financial statements for the year ended March 31, 2007. FAS No. 158 also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for years ending after December 15, 2008. Sony expects to adopt the measurement provisions of FAS No. 158 effective March 31, 2009. The impact of adopting FAS 158 was a 9,508 million yen reduction in accumulated other comprehensive income. Refer to Note 14 to the Consolidated Financial Statements, “Pension and severance plans,” for further details.

7.	Effective April 1, 2006, Sony reclassified royalty income as a component of sales and operating revenue, rather than as a component of other income as previously recorded. In connection with this reclassification, sales and operating revenue, operating income and other income for the fiscal years ended March 31, 2003, 2004, 2005 and 2006 have been reclassified to conform with the presentation of these items for the fiscal year ended March 31, 2007. The amounts of royalty income reclassified from other income to sales and operating revenue for the fiscal years ended March 31, 2003, 2004, 2005 and 2006 were 32,375, 34,244, 31,709, and 35,161 million yen, respectively. In addition to the above, certain reclassifications of the financial statements for the fiscal years ended March 31, 2003, 2004, 2005 and 2006 have been made to conform to the presentation for the fiscal year ended March 31, 2007.

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

Sony’s Electronics segment produces consumer products that compete against products sold by an increasing number of competitors on the basis of several factors including price. In order to produce products that appeal to changing and increasingly diverse consumer preferences, and to overcome the fact that a relatively high percentage of consumers already possess products similar to those that Sony offers, Sony’s Electronics and Game segments must develop superior technology, anticipate consumer tastes and rapidly develop attractive products. In the Electronics segment, Sony faces increasingly intense pricing pressure in a variety of consumer product areas. Sony’s sales and operating income depend on Sony’s ability to continue to develop and offer Electronics and Game products at competitive prices that meet changing and increasingly diverse consumer preferences.

Sony is subject to competition from firms that may be more specialized or have greater resources.

Sony’s businesses, primarily within the Electronics segment, face a broad range of competitors, from large international companies to an increasing number of relatively small, rapidly growing, and highly specialized organizations. Sony has a portfolio of businesses in different industries while many of its competitors specialize in one or more of these business areas. As a result, Sony may not fund or invest in certain of its businesses to the same degree that its competitors do, and these competitors may have greater financial, technical, and marketing resources available to them than the businesses of Sony against which they compete. The Financial Services segment faces increasing competition in Japan due to ongoing deregulation that is eliminating barriers among the insurance, banking and securities industries. In addition, Sony’s financial services businesses may not be able to compete effectively, especially against established competitors with greater financial, marketing and other resources.

Sony may not be able to recover its increasingly diverse and increasingly expensive investments in technology development and production capacity.

Sony’s businesses, particularly the Electronics and Game segments, compete in intensely competitive markets characterized by changing consumer preferences and rapid technological innovation. In order to be profitable in such markets, Sony is continuing to invest heavily in research and development and semiconductor fabrication equipment. Recent examples of such expenditures include research and development investment in 65 nanometer semiconductor process technology and related capital expenditures with IBM Corporation and Toshiba Corporation for production of the Cell Broadband EngineTM (“Cell/B.E.”) within the Electronics segment for sale primarily to the Game segment, and an investment in a joint venture, S-LCD Corporation (“S-LCD”), with Samsung Electronics Co., Ltd. (“Samsung”) to produce 7th generation amorphous thin film transistor (“TFT”) liquid crystal display (“LCD”) panels. In addition, by the end of the fiscal year ending March 31, 2008, Sony and Samsung are scheduled to complete the investment in S-LCD regarding the manufacture of 8th generation TFT LCD panels at S-LCD. The total amount of the investment for the 8th generation panels is expected to be approximately 200 billion yen (approximately 50 percent of which will be contributed by Sony). Sony may not be able to recover these investments, in part or in full, or the recovery of these investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect Sony’s mid-term profitability. (Refer to “Trend Information” in “Item 5. Operating and Financial Review and Prospects.”)

Sony’s business reorganization efforts are costly and may not attain their objectives.

Sony has engaged in significant reorganization initiatives in an effort to allocate managerial resources into core areas and improve operating efficiency and profitability. These efforts have included the concentration of resources into profitable, growth businesses by withdrawing from or downsizing selected businesses. Other efforts include the execution of a plan to reduce costs including a reduction in the number of Sony’s employees around the world.

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

In association with these restructuring initiatives, 138.7 billion yen and 38.8 billion yen of restructuring charges were recorded for the fiscal years ended March 31, 2006 and 2007, respectively. Sony anticipates the recording of approximately 35 billion yen in restructuring charges for the fiscal year ending March 31, 2008.

Restructuring charges are recorded in cost of sales, selling, general and administrative expenses and loss on sale, disposal or impairment of assets, net and thus decrease Sony’s consolidated operating and net income. Moreover, due to internal or external factors, the improved efficiencies and cost savings projected may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to a worsening of market conditions beyond expectations. Such possible internal factors could include, for example, a decision to implement new restructuring initiatives not already planned or a decision to increase research and development outlays or other expenditures beyond currently projected levels, either of which might increase total costs. Possible external factors could include, for example, increased burdens from regional labor regulations and labor union agreements that could prevent Sony from executing its restructuring initiatives as planned. Therefore, such reorganizations may not result in improved efficiency, increased ability to respond to market changes or reallocation of resources to more profitable activities. The inability to fully and successfully implement restructuring programs may cause Sony to have insufficient financial resources to carry out its research and development plans and to invest in targeted growth business areas.

Foreign exchange rate fluctuations can affect financial results because a large portion of Sony’s sales and assets are denominated in currencies other than the yen.

Sony’s consolidated statements of income are prepared from the local currency-denominated financial results of each of Sony Corporation’s subsidiaries around the world which are translated into yen at the monthly average currency exchange rate. Sony’s consolidated balance sheets are prepared using local currency-denominated assets and liabilities of each of Sony Corporation’s subsidiaries around the world, which are translated into yen at the market exchange rate at the end of each financial period. A large proportion of Sony’s consolidated financial results, assets and liabilities is accounted for in currencies other than the Japanese yen. For example, only 25.6 percent of Sony’s sales and operating revenue in the fiscal year ended March 31, 2007 were originally recorded in Japan. Accordingly, Sony’s consolidated financial results, assets and liabilities in Sony’s businesses that operate internationally, principally in its Electronics, Game and Pictures segments, may be materially affected by changes in the exchange rates of foreign currencies when translating into Japanese yen. In the fiscal year ended March 31, 2007, for example, Sony’s operating income prepared on the basis of generally accepted accounting principles in the U.S. (“U.S. GAAP”) in yen decreased from the preceding fiscal year by 68.3 percent to 71.8 billion yen. However, if Sony’s operating income had been prepared on a local currency basis, it would have been an operating loss of 20.3 billion yen. Operating results on a local currency basis described herein reflect sales and operating revenue and operating income obtained by applying the yen’s monthly average exchange rate in the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the current fiscal year. Foreign exchange rate fluctuations may have a negative impact on Sony’s results in the future, especially if the yen strengthens significantly against the U.S. dollar or the Euro.

Foreign exchange fluctuations can affect Sony’s results of operations due to sales and expenses in different currencies.

Exchange rate fluctuations affect Sony’s operating profitability because many of Sony’s products are sold in countries other than the ones in which they were manufactured. The concentration of research and development, administrative functions and manufacturing activities within the Electronics segment largely in Japan, makes this segment particularly sensitive to the yen’s appreciation as the ratio of yen-denominated costs to total costs is higher than the ratio of yen-denominated revenue to total revenue. Volatile mid- to long-term changes in exchange rate levels may interfere with Sony’s global allocation of resources and hinder Sony’s ability to execute procurement, production, logistics, and sales activities in a manner that is profitable after the effect of such exchange rate changes.

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

In the Electronics and Game segments, Sony places orders for components, determines production and plans inventory in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict. In the past Sony has experienced both a shortage of semiconductors, which resulted in Sony’s inability to meet demand for its personal computers (“PCs”) and audio visual products, and a surplus in certain semiconductors that resulted in the recognition of losses when semiconductor prices fell. Sony consumes a tremendous volume of parts and components for its products such as semiconductors and LCD panels. Consequently, market fluctuations may cause a shortage of parts and components, and may affect Sony’s production or the cost of goods sold, as could price fluctuations of the underlying raw or basic materials. Sony’s profitability may also be adversely affected by supply or inventory shortages or inventory adjustments that, as a result of efforts to reduce inventory by temporarily halting production or by reducing the price of goods, will lead to an increase in the ratio of cost of sales to sales. Sony writes down the value of its inventory when components or products have become obsolete, when inventory exceeds the amount expected to be used, or when the value of the inventory is otherwise recorded at a higher value than net realizable value. Such inventory adjustments have had and, if Sony is not successful in managing its inventory in the future, will have a material adverse effect on Sony’s operating income and profitability. (For more information on sources of supply refer to “Sources of Supply” in “Item 4. Information on the Company.”)

Sony’s sales and profitability are sensitive to economic and other trends in Sony’s major markets.

A consumer’s decision to purchase products such as those offered by Sony in its Electronics, Game and Pictures segments, as well as by companies within All Other, is to a very significant extent discretionary. Accordingly, weakening economic conditions or outlook can reduce consumption in any of Sony’s major markets, causing material declines in Sony’s sales and operating income. In the fiscal year ended March 31, 2007, 25.6 percent, 26.9 percent and 24.6 percent of Sony’s sales and operating revenue were attributable to Japan, the U.S. and Europe, respectively. If economic conditions in Japan, the U.S. or Europe deteriorate, or if the effects of international political and military instability depress consumer confidence, Sony’s short- to mid-term sales and profitability may be significantly adversely affected. In addition, since Sony’s sales in Other Areas are growing, its sales and profitability may also be affected by future political, economic and military uncertainties surrounding those areas.

Large-scale investment is required within the Game and Electronics segments, particularly during the development and introductory period of a new gaming platform.

Within the Game segment, providing and developing products that maintain competitiveness over an extended life-cycle requires large-scale investment relating to research and development, particularly during the development and introductory period of a new platform. In addition, large-scale investment relating to capital expenditures and research and development is also required within the Electronics segment for the fabrication and manufacture of key components, including semiconductors supplied to the Game segment, which are used in products within the Game segment. Moreover, it is particularly important in the Game segment that these products are provided to consumers at competitive prices to ensure the favorable market penetration of the platform. Should the platform fail to achieve such favorable market penetration, there is a risk that this investment, or a part thereof, will not be recouped and the carrying value of the related assets will be subject to an impairment charge, resulting in a significant negative impact on Sony’s mid-term profitability. In addition, even if Sony is able to sufficiently recoup its investment, it is probable that a significant negative impact on Sony’s operating results could occur during the introductory period of the platform. Further, if the platform is ultimately successful, it may take longer than expected to recoup the investment, resulting in a negative impact on Sony’s profitability.

An example of such a significant negative impact during the introductory period of the platform is the PLAYSTATION®3 (“PS3”)-related charges which resulted in a loss of 232.3 billion yen within the Game segment for the fiscal year ended March 31, 2007. This loss reflected a negative margin arising from the sale of the PS3 at strategic price points lower than its production cost during the introductory period. (Refer to “Game” section of “Operating Performance by Business Segment” at “Operating Results” in “Item 5. Operating and Financial Review and Prospects.”)

Sony’s Game and Electronics segments are particularly sensitive to year-end holiday season demand.

Since the Game segment offers a relatively small range of hardware products (including PlayStation®2, PSPTM (PlayStation®Portable), and the PS3) and a significant portion of overall demand is weighted towards the year-end holiday season, factors such as changes in the competitive environment, changes in market conditions, delays in the release of highly anticipated software titles and insufficient supply of hardware during the year-end holiday season can negatively impact the financial performance of both the Game and the Electronics segments. For example, in the fiscal year ended March 31, 2007, the introduction of the PS3 in Europe was delayed from the scheduled date of November 2006 to March 2007 because of a delay in improvements in the mass production yield of the blue-violet laser diode, a key device for the Blu-ray disc drive equipped in the PS3, which was designed, developed and manufactured internally at Sony. Also, a supply shortage of the PS3 arose during the 2006 year-end holiday season in Japan and North America.

The Electronics segment is also dependent upon year-end holiday season demand and, to a lesser extent than the Game segment, is susceptible to weak sales and supply shortages that may prevent it from meeting demand for its products during this season.

The sales and profitability of Sony’s Game segment depends on the penetration of its gaming platforms, which is sensitive to software line-ups, including software published by third parties.

In the Game segment, the penetration of gaming platforms is a significant factor for sales and profitability, which may be affected by the ability to provide customers with sufficient software line-ups, including software published by third parties. Software line-ups affect not only software sales and profitability, as in many other content businesses, but also affect the penetration of gaming platforms, which can affect hardware sales and profitability.

Operating results for Sony’s Pictures segment vary according to the cost of productions, customer acceptance, and competing products.

Operating results for the Pictures segment’s motion picture and television productions can materially fluctuate depending primarily upon the cost of such productions and acceptance of such productions by the public, which are difficult to predict. In addition, the commercial success of the Pictures segment’s motion picture and television productions depend upon the acceptance of other competing productions by the public, and the availability of alternative forms of entertainment and leisure activities.

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

Sony’s Financial Services segment operates in a highly regulated environment and new regulations and regulatory initiatives could adversely affect the flexibility of its business operation.

Sony’s Financial Services segment operates in industries subject to comprehensive regulation and supervision, including the Japanese insurance and banking industries. Future developments or changes in laws, regulations or policies and their effects are unpredictable and could lead to increased compliance expenses or limitations on operations. For example, Japan’s Financial Services Agency recently required all life and non-life insurance companies to perform and report on systematic reviews of non-payment of insurance claims, the results of which could lead to additional rulemaking.

In conducting prudent asset liability management, Sony’s Financial Services segment is subject to risks from market fluctuations in the value of investments, changes in customer demand and potential variability in insurance claims.

If Sony’s Financial Services segment fails to conduct effective asset liability management (“ALM”) to balance possible risks and expected returns on investment assets with its financing liabilities and underwriting risks on insurance policy benefits, its ability to provide competitive products and services to customers may deteriorate and its profitability may decline. Sony Life Insurance Co., Ltd. (“Sony Life”), which constitutes the largest portion of this segment, has liabilities to policyholders with a long average duration, making ALM more challenging. This segment also may incur losses from decreases in the value of securities and other financial instruments purchased for investment purposes resulting from fluctuations in interest rates or in equity markets. In addition, Sony’s Financial Services segment faces a risk of changes in customer demand including a change from more profitable protection-orientated products, such as term insurance, to less profitable savings-oriented products, such as individual annuities, as well as a risk of unpredictable increases in insurance claims.

Differences between actual and assumed policy benefits and claims may require Sony’s Financial Services segment to increase policy reserves in the future.

Sony’s life insurance and non-life insurance businesses establish policy reserves for future benefits and claims based on regulatory guidelines and estimates of future payment obligations made by qualified actuaries. The insurance businesses calculate these reserves based on many assumptions and estimates, including the frequency and timing of the event covered by the policy, the amount of benefits or claims to be paid and the investment returns on the assets they purchase with the premiums received. These assumptions and estimates are inherently uncertain, and the insurance businesses cannot determine with precision the ultimate amounts that they will be required to pay for, or the timing of payment of, actual benefits and claims or whether the assets supporting the policy liabilities will grow at the level they assume prior to the payment of benefits or claims. The frequency and timing of the event covered by the policy and the amount of benefits or claims to be paid are subject to a number of risks and uncertainties, many of which are outside of the insurance businesses’ control, including:

•	changes in trends underlying the insurance businesses’ assumptions and estimates, such as mortality and morbidity rates and automobile accident rates;

•	the availability of sufficient reliable data and the insurance businesses’ ability to correctly analyze the data;

•	the insurance businesses’ selection and application of appropriate rating and pricing techniques; and

•	changes in legal standards, claim settlement practices, medical care expenses and automobile repair costs.

If the actual experience of the insurance businesses is less favorable than their assumptions or estimates, reserves may be inadequate. In addition, any changes in regulatory guidelines or standards with respect to the required level of policy reserves may require that the insurance businesses establish policy reserves based on more stringent assumptions, estimates or actuarial calculations. Such events could result in a need to increase provisions for policy reserves, which may have a significant adverse effect on the financial condition and results of operations of the Financial Services segment.

Sony’s Music business, Sony’s investment in SONY BMG MUSIC ENTERTAINMENT, and the Pictures segment are subject to digital piracy, which may become increasingly prevalent with the development of new technologies.

In Sony’s Music business, including its investment in SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), as well as in the Pictures segment, the development of digital technology has created new risks with respect to Sony’s ability to protect its copyrights. Advances in technology that enable the transfer and downloading of digital audio and visual files from the Internet without authorization from the owners of rights to such content threaten the conventional copyright-based business model by making it easier to create and redistribute unauthorized audio and visual files. Such unauthorized distribution has adversely affected sales and operating results within the Music business, as well as in Sony’s investment in SONY BMG, and threatens to adversely affect sales and operating income in the Pictures segment. These technological advances include new digital devices such as hard disk drive video and audio recorders, CD, DVD, and Blu-ray Disc recorders and peer-to-peer digital distribution services. As a result, Sony has incurred and will continue to incur expenses to develop new services for the authorized digital distribution of music, movies and television programs and to combat unauthorized digital distribution of its copyrighted content. These initiatives will increase Sony’s near-term expenses and may not achieve their intended result.

Sony’s Music business and Sony’s investment in SONY BMG are dependent on establishing new artists, and together with Sony’s Pictures segment are subject to increases in talent-related costs.

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

SONY BMG is subject to renewed regulatory approval from the European Commission competition authorities.

In August 2004, Sony combined its recorded music business outside of Japan with the recorded music business of Bertelsmann AG, forming SONY BMG, after approval from, among others, the European Commission competition authorities. On December 3, 2004, Impala, an international association consisting of 2,500 independent recorded music companies, applied for annulment of the decision to clear the merger. On July 13, 2006, the European Court of First Instance overruled the Commission’s decision to allow the merger to go forward, requiring the Commission to re-examine the merger. The transaction was renotified on January 31, 2007, in accordance with applicable EU merger control rules, and an in-depth investigation was opened on March 1, 2007. While the Commission completes its reexamination, Sony continues to account for the results of Sony BMG under the equity method. If the Commission does not approve the merger and the previously combined company is forced to unwind the merger, Sony may incur significant costs and may not be able to achieve its objectives with respect to its recorded music business.

Sony may not be successful in implementing its hardware, software and content integration strategy.

Sony believes that utilizing broadband networks to facilitate the integration of hardware, software and content is essential for differentiating itself in the marketplace. Sony also believes that this strategy will eventually lead to consistent revenue streams. However, this strategy depends on the development (both inside and outside of Sony) of certain network technologies, coordination among Sony’s various business units, and the standardization of technological and interface specifications across business units and within industries. If Sony is not successful in implementing this strategy, it could adversely affect Sony’s mid- to long-term competitiveness.

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

Sony currently has investments in several joint ventures, including Sony Ericsson Mobile Communications, AB (“Sony Ericsson”). In April 2004, Sony established S-LCD, a joint venture with Samsung for the production of 7th generation amorphous TFT LCD panels. In August 2004, Sony combined its recorded music business outside of Japan with the recorded music business of Bertelsmann AG, forming the jointly-owned company, SONY BMG. If Sony and its partners are not able to reach their common financial objectives successfully, Sony’s financial performance as a whole may be adversely affected. Sony’s financial performance may also be adversely affected temporarily or in the medium-term during the investment period of those alliances, joint ventures and strategic investments even if Sony and its partners remain on course to achieve those common objectives. A recent example of how Sony’s financial performance has been adversely affected in the course of these types of relationships is the equity in net losses recorded for S-LCD during the fiscal year ended March 31, 2006 of 7.2 billion yen. Managing the growing number of joint ventures and strategic alliances, and, in particular, dealing with the legal and cultural differences that can arise in such relationships, represents a risk. In addition, by participating in joint ventures or strategic alliances, Sony may encounter conflicts of interest, may not maintain sufficient control over the joint venture or strategic alliance, including over cash flow, and may be faced with an increased risk of the loss of proprietary technology or know-how.

Sony’s physical facilities and information systems are subject to damage as a result of disasters, outages, malfeasance or similar events.

Sony’s headquarters, some of Sony’s major data centers and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the possibility of disaster or damage from earthquakes is generally higher than in other parts of the world. In addition, Sony’s offices and facilities, including those used for research and development, material procurement, manufacturing, motion picture and television production, logistics, sales and services are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of any number of unexpected events. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it could disrupt Sony’s operations, delay production, shipments and revenue, and result in large expenses to repair or replace these facilities or offices.

In addition, as network and information systems have become increasingly important to Sony’s operating activities, network and information system shutdowns caused by unforeseen events such as power outages, disasters, terrorist attacks, hardware or software defects, computer viruses and computer hacking pose increasing risks. Such an event could also result in the disruption of Sony’s operations, delay production, shipments and recognition of revenue, and result in large expenditures necessary to repair or replace such network information systems. Furthermore, Sony’s operating activities could be subject to risks caused by misappropriation, misuse, leakage, falsification, and disappearance of internal information, including that of customers and vendors. Judging from the experience of other similarly situated companies, it is possible that Sony could be exposed to significant monetary liability if such risks were to materialize, and it is also possible that such events could harm Sony’s reputation and credibility. Considering the increasing social awareness concerning the importance of personal information and relevant legislation (Refer to “Government Regulations” in “Item 4. Information on the Company”), such risks are increasing particularly for businesses that handle a large amount of customer and consumer data. Although Sony continues to take precautions against such unforeseen risks, such as by undertaking efforts to educate operators and administrators who have access to databases about appropriate ways to protect such information, these measures may be insufficient, and Sony may be unable to avoid or prevent such situations.

Sony is subject to financial and reputational risks due to product quality and liability issues.

Sony products, such as software (including software for mobile phone handsets) and electronic devices including semiconductors are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur, and as demand increases for digital equipment. At the same time, product quality and liability issues present greater risks. Sony’s efforts to manage the rapid advancements in technologies and increased demand, as well as to control product quality, may not be successful, and if they are not, Sony may incur expenses in connection with, for example, product recalls, service and lawsuits, and Sony’s brand image and reputation as a producer of high-quality products may suffer. These issues are not only relevant to the final Sony products that are sold directly to customers but also to the final products of other companies that are equipped with Sony’s components, such as the semiconductors mentioned above. An example of these issues is the recording of a 51.2 billion yen provision during the fiscal year ended March 31, 2007 that related to the recalls by Dell Inc., Apple Inc. and Lenovo, Inc. of notebook computer battery packs that use lithium-ion battery cells manufactured by Sony as well as the subsequent global replacement program initiated by Sony for certain notebook computer battery packs used by Sony and several other notebook computer manufacturers that use lithium-ion battery cells manufactured by Sony (refer to “Performance by Product Category” for “Electronics” within “Operating Results for the Fiscal Year Ended March 31, 2007” in “Item 5. Operating and Financial Review and Prospects”).

Sony may be adversely affected by its employee benefit obligations.

Sony recognizes the unfunded pension obligation as consisting of the (i) Projected Benefit Obligation (“PBO”) less (ii) the fair value of pension plan assets. Actuarial gains and losses are included in pension expenses in a systematic manner over employees’ average remaining service periods in a manner consistent with FAS No. 87, “Employers’ Accounting for Pensions,” FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” and the related amendments to those standards. Any decrease of the pension asset value due to low returns from investments or increases in the PBO due to a lower discount rate, increases in rates of compensation and certain other actuarial assumptions would increase the unfunded pension obligations, and could, subject to the provisions of FAS No. 87, result in an increase in pension expenses recorded as cost of sales or as a selling, general and administrative expense. Refer to Note 14 of Notes to Consolidated Financial Statements for more information regarding Sony’s pension and severance plans. Also refer to “Critical Accounting Policies” in “Item 5. Operating and Financial Review and Prospects.”

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

Changes in Sony’s tax rates or exposure to additional tax liabilities could adversely affect its earnings and financial condition.

Sony is subject to income taxes in Japan and numerous other jurisdictions. Significant judgment is required in determining its worldwide provision for income taxes. In the ordinary course of our business, there are many transactions, including intercompany charges, and calculations where the ultimate tax determination is uncertain. Also, Sony’s future effective tax rates could be unfavorably affected by changes in the mix of earnings in countries with differing statutory rates.

Further, Sony is subject to continuous examination of its income tax returns by tax authorities. As a result, Sony regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. However, there can be no assurance that the outcomes of these examinations will not have an adverse effect on Sony’s operating results and financial condition.

In addition, if Sony is unable to generate sufficient future taxable income in certain jurisdictions, or if there is a significant change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, Sony could be required to increase its valuation allowances against its deferred tax assets resulting in an increase in its effective tax rate and an adverse impact on future operating results.

Sony’s business could suffer as a result of adverse outcomes of current or future litigation and regulatory actions.

Sony faces the risk of litigation and regulatory proceedings in connection with its operations. Lawsuits, including regulatory actions, may seek recovery of very large, indeterminate amounts or limit Sony’s operations, and the possibility that they may arise and their magnitude may remain unknown for substantial periods of time. A substantial legal liability or adverse regulatory outcome could have a material adverse effect on Sony’s business, results of operations, financial condition, and reputation.

Sony may be accused of infringing others’ intellectual property rights and be liable for significant damages.

Sony’s products incorporate a wide variety of technologies. Claims have been and could be asserted against Sony that such technology infringes the intellectual property owned by others. Such claims might require us to enter into settlement or license agreements, to pay significant damage awards, and/or to face a temporary or permanent injunction prohibiting Sony from marketing or selling certain of its products, which could have a material adverse effect on Sony’s business, results of operations, financial condition, and reputation.

Sony is dependent upon certain intellectual property rights of others, and Sony may not be able to continue to obtain necessary licenses to employ technology covered by such rights.

Many of Sony’s products are designed under the license of patents and other intellectual property rights from third parties who have developed technologies that are protected by such rights. Based upon past experience and industry practice, Sony believes that it will be able to obtain or renew licenses relating to various intellectual properties useful in its business that it needs in the future; however, such licenses may not be available at all or on acceptable terms, and Sony may need to redesign or discontinue marketing or selling such products as a result.

Increased reliance on external suppliers may increase financial, reputational and other risks to Sony.

With the increasing necessity of pursuing quick business development and high operating efficiency with limited managerial resources, Sony increasingly procures from third-party suppliers components (including LCD panels for televisions), and technologies (such as operating systems for PCs). In addition, it consigns to external suppliers extensive activities including procurement, manufacturing, logistics, sales and other services. Reliance on outside sources increases the chance that Sony will be unable to prevent products from incorporating defective or inferior third-party technology or components. Products with such defects can adversely affect Sony’s consolidated sales and its reputation for quality products. This reliance on external suppliers may also expose Sony to the effects of an external suppliers’ insufficient compliance with applicable regulations or infringement of third-party intellectual property rights.

Sony is subject to environmental and occupational health and safety regulations that can increase the costs of operations or limit its activities.

Sony is subject to a broad range of environmental and occupational health and safety laws and regulations, including laws and regulations relating to air pollution, water pollution, the management, elimination or reduction of the use of hazardous substances, decreases in the level of standby power of certain products, waste management, recycling of products, batteries and packaging materials, site remediation and worker and consumer health and safety. These regulations could become more stringent or additional regulations could be adopted in the future, which could cause us to incur additional compliance costs or limit our activities. Further, a failure to comply with applicable environmental or health and safety laws could result in fines, penalties, legal judgments or other costs or remediation obligations. Such a finding of noncompliance could also injure our brand image. Such events could adversely affect our financial performance.

We monitor and evaluate new environmental and health and safety requirements that may affect our operations. The European Union (the “EU”) has enacted two directives relevant to our business: the Restriction of Hazardous Substances Directive (“RoHS”) and the Waste Electrical and Electronic Equipment Directive (“WEEE”). RoHS restricts the use of certain hazardous substances in electrical and electronic equipment marketed in the EU. WEEE makes producers of electrical and electronic equipment financially responsible for the collection of certain products from end users who wish to dispose of them and for subsequent treatment, recycling and safe disposal of those products. Similar regulations are being formulated in other parts of the world, including in China. We could incur substantial costs to comply with RoHS, WEEE and other similar programs that might be enacted in the future.

In addition, the EU’s Registration, Evaluation, Authorisation and Restriction of Chemicals program (“REACH”) came into effect as of June 2007. In general, REACH requires manufacturers, users and importers of a broad range of chemical substances to register for these chemicals and uses of chemicals up and down the supply chain and perform a range of tests and assessments on those substances and make the results available to the public and the EU regulators. Going forward, as registrations and test data are processed and evaluated under the REACH program, actions could be taken that could affect the cost and availability of certain chemicals, and users may have to shift to the use of more expensive and/or less effective substitutes. The various obligations under REACH are to be phased in over a period of time, and we will continue to evaluate the potential impact of these regulations, including whether REACH could directly or indirectly increase our costs or restrict our activities, which could have an adverse impact on our financial performance.

Sony is subject to the risks of operations in different countries.

Most of Sony’s activities are conducted outside of Japan, including in emerging markets. International operations bring challenges. Production in China and other Asian countries of electronics products increases the time necessary to supply products to Europe and the U.S., which can make it more difficult to meet changing customer demand and preferences. Concentration of the production of PC components in China and Taiwan could lead to production interruptions if a catastrophe or widespread contagion, similar to the spread of Severe Acute Respiratory Syndrome (“SARS”), occurs in the region. Further, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as instability in the Middle East resulting from the Iraq War, cultural and religious conflicts, foreign exchange controls, or unexpected legal or regulatory changes such as import or export controls, nationalization of assets or restrictions on the repatriation of returns from foreign investments.

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

Sony Corporation is incorporated in Japan with limited liability. A majority of our directors and corporate executive officers are non U.S. residents, and a substantial portion of the assets of Sony Corporation and the assets of our directors and corporate executive officers are located outside the U.S. As a result, it may be more difficult for investors to enforce against Sony Corporation or such persons the judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal and state securities laws of the U.S. or judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the U.S.

Item 4.	Information on the Company

History and Development of the Company

Sony Corporation, the ultimate parent company of Sony, was established in Japan in May 1946 as Tokyo Tsushin Kogyo Kabushiki Kaisha, a joint stock company (Kabushiki Kaisha) under Japanese law. In January 1958, it changed its name to Sony Kabushiki Kaisha (“Sony Corporation” in English).

In December 1958, Sony Corporation was listed on the Tokyo Stock Exchange (the “TSE”). In June 1961, Sony Corporation issued American Depositary Receipts (“ADRs”) in the U.S.

In March 1968, Sony Corporation established CBS/Sony Records Inc. in Japan, currently Sony Music Entertainment (Japan) Inc. (“SMEJ”), as a 50:50 joint venture company between Sony Corporation and CBS Inc. in the U.S. In January 1988, SMEJ became a wholly-owned subsidiary of Sony Corporation. In November 1991, SMEJ was listed on the Second Section of the TSE.

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

In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which was intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), which was renamed So-net Entertainment Corporation (“So-net”) in October 2006. All shares of subsidiary tracking stock were terminated and converted to shares of Sony’s common stock in December 2005. SCN was listed on the Mother’s market of the TSE in December 2005. Sony Corporation continues to hold a majority of the shares of So-net.

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

In April 2004, Sony Corporation established SFH in Japan. Sony Life, Sony Assurance Inc., and Sony Bank Inc. became subsidiaries of SFH.

In April 2004, S-LCD Corporation (“S-LCD”), a joint venture between Sony Corporation and Samsung Electronics Co., Ltd. of Korea for the manufacture of amorphous thin film transistor (“TFT”) liquid crystal display (“LCD”) panels, was established in Korea.

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

Sony Corporation’s registered office is located at 7-1, Konan 1-chome, Minato-ku, Tokyo 108-0075, Japan, telephone +81-3-6748-2111.

The agent in the U.S. for purposes of this Item 4 is Sony Corporation of America, 550 Madison Avenue, New York, NY 10022 (Attn: Office of the General Counsel).

Principal Capital Investments

In the fiscal years ended March 31, 2005, 2006 and 2007, Sony’s capital expenditures (additions to fixed assets on the balance sheets) were 356.8 billion yen, 384.3 billion yen and 414.1 billion yen, respectively. Sony’s capital expenditures are expected to be 440 billion yen during the fiscal year ending March 31, 2008. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects.” Sony invested approximately 150 billion yen in the semiconductor business during the fiscal year ended March 31, 2007. Sony plans to invest approximately 130 billion yen in the semiconductor business in the fiscal year ending March 31, 2008. Sony issued an 80 billion yen syndicated loan in June 2006, and a 130 billion yen syndicated loan in December 2006 and has raised additional funds generated internally to be used for general corporate purposes, including capital expenditures related to key devices including display devices, and debt redemption. Refer to “Property, Plant and Equipment” below for a geographic distribution of these investments.

Business Overview

Important Changes during the Fiscal Year

Effective April 1, 2006, Sony reclassified royalty income as a component of sales and operating revenue, rather than as a component of other income as previously recorded. As a result, this reclassification has also been made to sales and operating revenue, operating income and other income for the fiscal years ended March 31, 2005 and 2006 to conform with the presentation of these items for the fiscal year ended March 31, 2007. Royalty income for the fiscal year ended March 31, 2007 was 35.1 billion yen. Royalty income for the fiscal years ended March 31, 2005 and 2006 was 31.7 billion yen and 35.4 billion yen, respectively. These amounts were recorded primarily within the Electronics segment.

Effective April 1, 2005, Sony no longer breaks out its music business as a reportable segment as it no longer meets the materiality threshold. Accordingly, the results for Sony’s music business are now included within All Other and the results for the fiscal year ended March 31, 2005 have been reclassified to All Other for comparative purposes. Results for the fiscal years ended March 31, 2006 and 2007 in All Other include the results of SMEI’s music publishing business and SMEJ, excluding Sony’s Japan-based disc manufacturing business which, effective April 1, 2005, has been reclassified to the Electronics segment. However, results for the fiscal year ended March 31, 2005 in All Other include the consolidated results for SMEI’s recorded music business for the period through August 1, 2004, as well as the results for SMEI’s music publishing business and SMEJ excluding Sony’s Japan-based disc manufacturing business.

On April 8, 2005, a consortium led by SCA and its equity partners, Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners, completed the acquisition of MGM for a total purchase price of approximately 5.0 billion U.S. dollars. In conjunction with the acquisition, SPE entered into agreements to co-finance and produce new motion pictures with MGM, and to distribute MGM’s existing film and television content through SPE’s global distribution channels. In June 2006, MGM and SPE modified this arrangement with respect to the co-financing of motion pictures and further to allow MGM to bring its worldwide television distribution business in-house and to consolidate substantially all of its worldwide home entertainment distribution activities with another major studio. MGM continues to operate under the Metro-Goldwyn-Mayer name as a private company headquartered in Los Angeles. As part of the acquisition, SCA invested 257 million U.S. dollars in exchange for 20 percent of the total equity capital. However, based on the percentage of common stock owned, Sony records 45 percent of MGM’s net income (loss) as equity in net income of affiliated companies. With respect to equity in net income of affiliated companies, MGM is expected to have no effect on equity in net income during the fiscal year ending March 31, 2008, due to the fact that Sony no longer has any book basis in MGM as of March 31, 2007.

In August 2004, Sony combined its recorded music business outside of Japan with the recorded music business of Bertelsmann AG forming SONY BMG, after approval from, among others, the European Commission competition authorities. On December 3, 2004, Impala, an international association consisting of 2,500 independent recorded music companies, applied for annulment of the decision to clear the merger. On July 13, 2006, the European Court of First Instance overruled the Commission’s decision to allow the merger to go forward, requiring the Commission to re-examine the merger. The transaction was renotified, in accordance with applicable EU merger control rules, on January 31, 2007, and an in-depth investigation was opened on March 1, 2007. While the Commission completes its reexamination, Sony continues to account for the results of Sony BMG under the equity method.

Commencing April 1, 2006, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results for the previous fiscal year have been reclassified. The primary changes are as shown below:

Main Product	Previous Product Category	New Product Category

Low-temperature polysilicon thin film transistor LCD	“Semiconductors”	“Components”
Chemical component	“Other”	“Components”

Products and Services

The following table sets forth Sony’s sales and operating revenue by operating segments. Figures in parentheses indicate percentage of sales and operating revenue.

	Fiscal Year Ended March 31
	2005		2006		2007
	(Yen in millions)

Electronics	4,827,663	(67.1)	4,782,173	(63.7)	5,421,384	(65.4)
Game	702,524	(9.8)	918,252	(12.2)	974,218	(11.7)
Pictures	733,677	(10.2)	745,859	(9.9)	966,260	(11.7)
Financial Services	537,715	(7.5)	720,566	(9.6)	624,282	(7.5)
All Other	389,746	(5.4)	343,747	(4.6)	309,551	(3.7)

Sales and operating revenue	7,191,325	(100.0)	7,510,597	(100.0)	8,295,695	(100.0)

Electronics

The following table sets forth Sony’s Electronics segment sales and operating revenue by product categories. Figures in parentheses indicate percentage of sales and operating revenue.

	Fiscal Year Ended March 31
	2005		2006		2007
	(Yen in millions)

Audio	571,864	(11.8)	536,187	(11.2)	522,879	(9.7)
Video	1,036,328	(21.5)	1,021,325	(21.4)	1,143,120	(21.1)
Televisions	921,195	(19.1)	927,769	(19.4)	1,226,971	(22.6)
Information and Communications	816,150	(16.9)	842,537	(17.6)	950,461	(17.5)
Semiconductors	184,235	(3.8)	172,249	(3.6)	205,757	(3.8)
Components	751,097	(15.6)	800,716	(16.7)	852,981	(15.7)
Other	546,794	(11.3)	481,390	(10.1)	519,215	(9.6)

Electronics Total	4,827,663	(100.0)	4,782,173	(100.0)	5,421,384	(100.0)

Note:
Sony manages the Electronics segment as a single operating segment. However, Sony believes that the product category information in the Electronics segment is useful to investors in understanding the sales contributions of the products in this business segment.

In the Electronics segment, Sony is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments and devices for consumer and professional markets. Sony’s principal manufacturing facilities are located in Japan, Malaysia, China, the U.S., Singapore, Spain and Mexico, and its products are marketed by sales subsidiaries and unaffiliated local distributors and sold through direct sales via the Internet throughout the world. In addition to internationalizing its production operations, Sony has been promoting the transfer of research and development activities and management functions overseas to bring its overseas operations into closer proximity to local communities and markets.

Audio:

“Audio” includes home audio, portable audio, car audio, and car navigation systems.

Video:

“Video” includes video cameras, digital cameras, DVD-Video players/recorders, Blu-ray disc players/recorders, and video decks.

Televisions:

“Televisions” includes LCD televisions, televisions incorporating cathode ray tubes (“CRTs”), rear-projection televisions, and computer displays.

Information and Communications:

“Information and Communications” includes PCs, printer systems, broadcast- and professional-use audio, video, and monitors and other professional-use equipment.

Semiconductors:

“Semiconductors” includes LCDs, charge coupled devices (“CCDs”), CMOS image sensors, and other semiconductors.

Components:

“Components” includes optical pickups, batteries, audio/video/data recording media, and data recording systems.

Other:

“Other” includes sales to outside customers, such as sales of mobile phone handsets to Sony Ericsson by Sony EMCS Corporation (“Sony EMCS”), CD, DVD, Blu-ray disc manufacturing and physical distribution businesses, and products and services that are not included in the above categories.

Game

Sony Computer Entertainment Inc. (“SCEI”) develops, produces, markets and distributes PlayStation®, PS onetm, PlayStation®2 (“PS2”), PSP® (PlayStation®Portable) (“PSP”) and PLAYSTATION®3 (“PS3tm”) hardware and related software. Sony Computer Entertainment America Inc. (“SCEA”) and Sony Computer Entertainment Europe Ltd. (“SCEE”) market and distribute PlayStation, PS one, PS2, PSP and PS3 hardware, and develop, produce, market and distribute related software in the U.S. and Europe. SCEI, SCEA and SCEE enter into licenses with third-party software developers.

Pictures

Global operations in the Pictures segment encompass motion picture production, acquisition and distribution; television production, acquisition and distribution; home entertainment production, acquisition and distribution; television broadcasting; digital content creation and distribution; development of new entertainment products and services, and operation of a studio facility.

SPE’s motion picture arm, the Columbia TriStar Motion Picture Group, includes SPE’s principal motion picture production organizations, Columbia Pictures, TriStar Pictures, Screen Gems and Sony Pictures Classics, as well as Sony Pictures Home Entertainment, Sony Pictures Releasing and Sony Pictures Releasing International. SPE also holds a 7.5 percent equity interest in Revolution Studios and has the rights to market and distribute its motion picture product throughout most of the world. Upon delivery of Revolution Studios’ films, SPE advances a portion of the production cost and then incurs distribution and marketing costs in those markets where SPE distributes. SPE retains a fee for its distribution services in addition to its participation in Revolution Studios’ profits and losses as a result of its equity ownership stake. SPE currently expects the initial theatrical release of the final Revolution Studios’ film under this arrangement to be prior to March 31, 2008.

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

SPE’s Television Group is primarily comprised of Sony Pictures Television and Sony Pictures Television International with various broadcast channel investments. SPE develops and produces network television series, first-run syndication programming, made-for-cable programming, daytime serials, syndicated games shows, animated series, made for television movies, miniseries and other television programming and distributes such programs to the networks, syndication market and cable market.

Sony Pictures Digital operates SPE’s digital content creation and distribution businesses including Sony Online Entertainment, as well as operating Sony Pictures Imageworks and Sony Pictures Animation.

SPE manages a studio facility, Sony Pictures Studios, which includes post production facilities, at SPE’s world headquarters in Culver City, California. A second studio facility, The Culver Studios, which was owned and operated by SPE, was sold by SPE in April 2004. SPE is leasing back a portion of this facility with the lease term expiring on April 30, 2008.

Financial Services

In the Financial Services segment, on April 1, 2004 Sony established a wholly-owned subsidiary, SFH, a holding company for Sony Life, Sony Assurance Inc. (“Sony Assurance”) and Sony Bank Inc. (“Sony Bank”), with the aim of integrating various financial services including insurance, savings and loans, and offering individual customers high value-added products and high-quality services.

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

All Other

All Other is mainly comprised of SMEJ, a Japanese domestic recorded music business that produces recorded music and music videos through contracts with many artists in all musical genres; SMEI’s music publishing business, which owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use; So-net, an Internet-related service business subsidiary operating mainly in Japan; an in-house facilities management business in Japan; a contactless IC card business; and an advertising agency business in Japan.

Sales and Distribution

The following table shows Sony’s sales in each of its major markets for the periods indicated. Figures in parentheses indicate the percentage of worldwide sales and operating revenue for which the particular market accounts.

	Fiscal Year Ended March 31
	2005		2006		2007
			(Yen in millions)

Japan	2,132,462	(29.7)	2,203,812	(29.3)	2,127,841	(25.6)
United States	1,977,310	(27.5)	1,957,644	(26.1)	2,232,453	(26.9)
Europe	1,612,576	(22.4)	1,715,775	(22.8)	2,037,658	(24.6)
Other Areas	1,468,977	(20.4)	1,633,366	(21.8)	1,897,743	(22.9)

Sales and operating revenue	7,191,325	(100.0)	7,510,597	(100.0)	8,295,695	(100.0)

Electronics

Sony’s electronics products and services are marketed throughout the world under the trademark “Sony,” which has been registered in 204 countries and territories.

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

Europe:

In Europe, Sony’s consumer electronics products and services are marketed through several sales subsidiaries including Sony United Kingdom Limited, Sony Deutschland G.m.b.H., and Sony France S.A. Sales of electronics products for professional use, electronic components, and services are made through several divisions, differentiated by product, covering all of Europe.

Other Areas:

In overseas areas other than the U.S. and Europe, Sony’s electronics products and services are marketed through sales subsidiaries including Sony Corporation of Hong Kong Limited, Sony Gulf FZE in the United Arab Emirates, Sony Electrónicos de México, S.A. de C.V., Sony of Canada Ltd., and Sony Australia Limited.

Game

SCEI, SCEA, SCEE and subsidiaries in Asia market and distribute PlayStation, PS one, PS2, PSP and PS3 entertainment hardware and related software.

Sales in the Game segment are dependent on the timing of the introduction of attractive software and a significant portion of overall demand is weighted towards the year-end holiday season.

Pictures

SPE, with global operations in 67 countries, generally retains all rights relating to the worldwide distribution of its internally produced motion pictures, including rights for theatrical exhibition, DVD and Blu-ray distribution, pay and free television exhibition and other markets. SPE also acquires distribution rights to motion pictures produced by other companies and jointly produces films with other studios or production companies. These rights may be limited to particular geographic regions, specific forms of media or periods of time. SPE uses its own distribution service business, Sony Pictures Releasing, for the U.S. theatrical release of its films and for the theatrical release of films acquired from and produced by others.

Outside the U.S., SPE generally distributes and markets its films through one of its Sony Pictures Releasing International subsidiaries. In certain countries, however, SPE has joint distribution arrangements with other studios or arrangements with independent local distributors.

SPE’s theatrical release strategy focuses on offering a diverse slate of films with a mix of genres, talent and budgets. For the fiscal year ending March 31, 2008, 41 films are currently slated for release by SPE, including nine films under the Columbia banner, five films under the Screen Gems or TriStar banner, 20 Sony Pictures Classics releases, six Revolution Studios releases, and one film from Sony Pictures Animation. SPE has a motion picture library of more than 3,500 feature films, including 12 that have won the Best Picture Academy Award®. Currently, SPE is converting its library (including acquired product) to a digital format and approximately 2,200 titles have been converted. In addition, SPE and four other motion picture studios are equal investors in Movielink LLC, an online download service offering feature films on an on-demand basis.

The worldwide home entertainment distribution of SPE’s motion pictures and television programming (and programming acquired or licensed from others) is handled through Sony Pictures Home Entertainment, except in certain countries where SPE has joint distribution arrangements with other studios or arrangements with independent local distributors. Product is distributed on DVD and Blu-ray formats.

SPE produces local language programming in key markets around the world, some of which are co-produced with local partners and sells SPE-owned formats in over 30 countries. This programming, along with SPE’s library of television programming and motion pictures, is licensed to affiliated and independent stations and broadcasters in the U.S., and to affiliated and independent international television stations and other broadcasters throughout the world. In the U.S., SPE owns and operates the cable channel GSN (formerly Game Show Network) jointly with Liberty Media Corporation. SPE also has investments in more than 40 international networks, which are available in more than 130 countries worldwide.

Financial Services

Sony Life conducts its life insurance business primarily in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing Lifeplanner®, its highly trained life insurance professionals, and through independent agencies. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2007, Sony Life employed 3,776 Lifeplanner® life insurance professionals. Sony Life maintains an extensive service network including 84 Lifeplanner branch offices, 25 regional sales offices, and 2,186 independent agencies in Japan. In addition, Sony Life has aimed to apply its insurance expertise in countries other than Japan, operating Sony Life Insurance (Philippines) Corporation in the Philippines since November 1999. As part of its plan to expand its sales of individual annuity products, in January 2007 Sony Life announced its intention to establish a new Japanese joint venture with AEGON N.V. The new joint venture is expected to commence operations in 2008, subject to regulatory approval.

Sony Assurance has conducted a non-life insurance business in Japan since October 1999. Sony Assurance’s core business is providing automobile insurance and medical and cancer insurance to individual customers, primarily through direct marketing via the telephone and the Internet. The one-to-one relationships Sony Assurance forms with its customers help to provide Sony Assurance with a clear understanding of its customers’ opinions and needs, which it can reflect in its product and service offerings.

Sony Bank has conducted banking operations in Japan since June 2001. As an Internet bank focusing on the asset management needs of individual customers, Sony Bank offers an array of products and services including yen and foreign currency deposits, investment trusts, mortgage and other individual loans, and others. By using Sony Bank’s transaction channel, the “MONEYKit” service website, account holders can invest and manage assets according to their life plans over the Internet.

Sony Finance conducts a leasing business for corporations, and a consumer financing business including “Sony Card,” a credit card for individual customers, through Sony’s electronic retailers and other affiliated partners.

All Other

SMEJ produces, markets, and distributes CDs, DVDs, and pre-recorded audio and video software. SMEJ conducts business in Japan under “Sony Records,” “Epic Records,” “Ki/oon Records,” “SMEJ Associated Records,” “Defstar Records,” and other labels.

SMEI owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business through a joint venture with a third party investor in countries other than Japan primarily under the Sony/ATV Music Publishing name.

So-net provides Internet broadband network services to subscribers as well as creating and distributing content through its portal service to various platforms including PCs, mobile phones and other home electronics devices including TVs and game consoles.

Sources of Supply

Sony pursues procurement of raw materials, parts and components to be used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Generally, Sony maintains multiple suppliers for most significant categories of parts and components.

However, when raw materials, parts and components become scarce, the cost of production rises. For example, the market price of copper has the potential to proportionately affect the cost of parts that utilize copper, such as printed circuit boards and power cables. The price of cobalt, which is used in applications involving lithium-ion batteries as well as a range of recording media, has also been rising and has some impact on the cost of those items. In addition, there is growing concern that the price of resin may rise, which would result in an increase in the cost of plastic parts. With respect to parts and components, LCD panels and memory devices, which are used in multiple applications, can influence Sony’s business performance when the cost of such parts and components fluctuates substantially.

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

Patents and Licenses

Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain licenses are important to Sony’s business, such as that for optical disc related and Digital TV products. With respect to optical disc related products, Sony products that employ DVD-Video player functions, including PS2 and PS3 hardware, are substantially dependent upon certain patents licensed by MPEG LA LLC, Dolby Laboratories Licensing Corporation and Nissim Corp. These patents relate to technologies essential to DVD specification. Sony’s Digital TV products are substantially dependent upon certain patents licensed by Thomson Licensing Inc. Sony considers its overall license position beneficial to its operations. While Sony believes that its various proprietary intellectual property rights are important to its success, it believes that neither its business as a whole nor any business segment is materially dependent on any particular patent or license, or any particular group of patents or licenses, except as set forth above.

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

The Game segment is in a historically volatile and highly dynamic industry, and SCEI’s competitive position is affected by changing technology and product introductions, limited platform life cycles, popularity of software titles, seasonality, consumer spending and other economic trends. To be successful in the game industry, it is important to win customer acceptance of SCEI’s platforms.

In the Pictures segment, SPE faces intense competition from other major motion picture studios and, to a lesser extent, from independent production companies. SPE must compete to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products. SPE also competes with alternative forms of entertainment to attract the attention of audiences worldwide and to obtain exhibition and distribution outlets and optimal release dates for its products. Competition in television production, distribution, and syndication is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast networks, cable, and other independent television stations both in the U.S. and internationally. Furthermore, broadcast networks are increasingly producing their own shows internally. This competitive environment has resulted in fewer opportunities to produce shows for networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings.

In the Financial Services segment, Sony Life, Sony Assurance and Sony Bank have each established highly effective marketing channels. Sony Life differentiates itself through its Lifeplanner® consulting-based sales approach and the training and expertise of this sales force contributes not only to growth in new insurance policies but also to creating long-term customer relationships. Sony Assurance’s direct marketing approach makes efficient use of technology to communicate directly with customers resulting in customer-friendly and cost-effective service offerings and Sony Assurance has maintained a leading position in the direct-marketing segment of Japan’s automobile insurance market. Sony Bank has made use of the Internet to offer a steadily expanding menu of investment products and loans to individuals. Each of Sony Life, Sony Assurance, and Sony Bank proactively solicits feedback from its customers and continually strives to improve its level of service. This customer-centric service culture is reflected in high customer satisfaction rankings.

In the Financial Services segment, it is important to maintain a strong and healthy financial foundation for the business as well as to meet diversifying customer needs. Sony Life has maintained a high solvency margin ratio, relative to Japanese domestic criteria that require the maintenance of a minimum solvency margin ratio. Sony Assurance also has maintained a high solvency margin ratio relative to the aforementioned Japanese domestic criteria. Sony Bank has strengthened its financial base and has maintained an adequate capital adequacy ratio relative to the Japanese domestic criteria concerning this ratio.

In addition, Sony Finance faces competitive pressure to achieve a leading position in the new arena of secure payment systems on the Internet by utilizing new technology.

Within All Other, success at SMEJ is dependent to a large extent upon the artistic and creative abilities of employees and outside talent and is subject to the vagaries of public taste. SMEJ’s future competitive position depends on its continuing ability to attract and develop artists who can achieve a high degree of public acceptance. So-net faces competition in Japan from many existing large companies, as well as from new entrants to the market. Telecommunications companies that possess a large Internet-ready infrastructure and other entrants that compete solely on the basis of price have created a market in which competitive price reductions are the norm. Rapid technological advancement has created many new opportunities but it has also increased the rate at which new and more efficient services must be brought to market to earn customer approval. Customer price elasticity is high, and users are able to change Internet service providers with increasing ease. The penetration of mobile Internet services provided by telecommunications companies may also provide a substitute to the home-centric Internet service provided by So-net.

Government Regulations

Sony’s business activities are subject to various governmental regulations in the different countries in which it operates, including regulations relating to business/investment approvals, trade affairs including customs and export control, competition and antitrust, intellectual property, consumer and business taxation, foreign exchange controls, personal information protection, product safety, occupational health, and environmental and recycling requirements.

In Japan, the insurance and banking businesses are subject to approvals and oversight from the Financial Services Agency under the Insurance Business Law and the Banking Law, respectively. In addition, the telecommunication businesses are subject to approvals from the Ministry of Internal Affairs and Communications.

Also refer to “Risk Factors” in “Item 3. Key Information.”

Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

	Country of	(As of March 31, 2007)
Name of company	incorporation	Percentage owned

Sony EMCS Corporation	Japan	100.0
Sony Semiconductor Kyushu Corporation	Japan	100.0
Sony Marketing (Japan) Inc.	Japan	100.0
Sony Computer Entertainment Inc.	Japan	100.0
Sony Financial Holdings Inc.	Japan	100.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Americas Holding Inc.	U.S.A.	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony DADC US Inc.	U.S.A.	100.0
Sony Computer Entertainment America Inc.	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Sony Europe Holding B.V.	Netherlands	100.0
Sony Europe G.m.b.H.	Germany	100.0
Sony United Kingdom Ltd.	U.K.	100.0
Sony Computer Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Holding (Asia) B.V.	Netherlands	100.0
Sony Overseas S.A.	Switzerland	100.0
Sony Electronics Asia Pacific Pte. Ltd.	Singapore	100.0

Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings in, and land on, which they are located are owned by Sony, free from significant encumbrances.

The following table sets forth information as of March 31, 2007 with respect to plants used for the manufacturing of products for the Electronics segment and for the Game segment with floor space of more than 500,000 square feet:

	Approximate
Location	floor space	Principal products manufactured
	(square feet)

In Japan:

Nagasaki (Sony Semiconductor Kyushu Corporation — Nagasaki TEC)	2,232,000	CMOS image sensors and other semiconductors

Kumamoto (Sony Semiconductor Kyushu Corporation — Kumamoto TEC)	2,104,000	LCDs, CCDs, CMOS image sensors and other semiconductors

Kagoshima (Sony Semiconductor Kyushu Corporation — Kagoshima TEC)	1,783,000	LCDs, CCDs, CMOS image sensors and other semiconductors

Kohda, Aichi (Sony EMCS Corporation — Kohda TEC)	963,000	Video cameras, digital cameras, and Memory Sticks

Inazawa, Aichi (Sony EMCS Corporation — Inazawa TEC)	864,000	LCD televisions

Kanuma, Tochigi (Sony Chemicals & Information Device Corporation)	791,000	Magnetic tapes, adhesives, and electronic components

Tochigi, Tochigi (Sony Energy Devices Corporation)	609,000	Magnetic and optical storage media and batteries

Koriyama, Fukushima (Sony Energy Devices Corporation)	581,000	Batteries

Kosai, Shizuoka (Sony EMCS Corporation — Kosai TEC)	566,000	Broadcast- and professional-use video equipment

Minokamo, Gifu (Sony EMCS Corporation — Minokamo TEC)	543,000	Video cameras, digital cameras, mobile phone handsets, and modules

Kisarazu, Chiba (Sony EMCS Corporation — Kisarazu TEC)	502,000	DVD-Video Recorders

Overseas:

Pittsburgh, Pennsylvania, U.S.A. (Sony Electronics Inc.)	2,820,000	Rear-projection televisions

Huizhou, China (Sony Precision Devices (Huizhou) Co., Ltd.)	1,329,000	Optical pickups

	Approximate
Location	floor space	Principal products manufactured
	(square feet)

Terre Haute, Indiana, U.S.A. (Sony DADC US Inc.)	1,255,000	CDs, CD-ROMs, DVDs, DVD-ROMs, and Blu-ray Discs

Wuxi, China (Sony Electronics (Wuxi) Co., Ltd., Sony Digital Products (Wuxi) Co., Ltd. and Sony (China) Ltd.)	1,202,000	Batteries, LCD televisions, PCs, and digital cameras

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	988,000	Audio equipment and data recording systems

Tijuana, Mexico (Sony de Tijuana Este, S.A. de C.V.)	935,000	LCD televisions, rear projection televisions, TV tuners, and audio equipment

Dothan, Alabama, U.S.A. (Sony Electronics Inc.)	809,000	Magnetic tape products

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	797,000	CRT televisions, rear projection televisions, TV tuners, and DVD-Video players

Jurong, Singapore (Sony Display Device (Singapore))	786,000	CRTs

San Diego, California, U.S.A. (Sony Electronics Inc.)	658,000	PCs

Nuevo Laredo, Mexico (Sony Electronics Inc.)	587,000	Magnetic storage media and batteries

Pitman, New Jersey, U.S.A. (Sony Music Entertainment Inc.)	568,000	CDs, CD-ROMs, DVDs, and DVD-ROMs

Viladecavallas, Spain (Sony Espana, S.A.)	566,000	LCD televisions, TV components, and projectors

Sony plans to invest 130 billion yen during the fiscal year ending March 31, 2008, compared to 150 billion yen in the previous fiscal year in semiconductor fabrication facilities and equipment. This investment includes investment in production capacity for CMOS image sensors.

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

SPE’s corporate offices and motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates a studio facility, Sony Pictures Studios. A second studio facility, The Culver Studios, which was owned and operated by SPE was sold by SPE in April 2004. SPE is leasing back a portion of this facility with the lease term expiring on April 30, 2008. SPE also leases office space and motion picture and television support facilities from affiliates of Sony Corporation and other third parties in various worldwide locations. SPE’s film and videotape storage operations are located in various leased locations in the U.S. and Europe.

Most of SMEJ’s offices, including leased premises, are located in Tokyo, Japan.

In December 2001, SCA entered into a lease with a Variable Interest Entity, which is consolidated by Sony, for its corporate headquarters. Sony has the option to purchase the building at any time during the lease term which expires in December 2008. The aggregate floor space of this building is approximately 723,000 square feet.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

OPERATING RESULTS

Operating Results for the Fiscal Year Ended March 31, 2007 compared with the Fiscal Year Ended March 31, 2006

Overview

Sony’s sales and operating revenue (“sales”) for the fiscal year ended March 31, 2007 increased 10.5 percent compared with the previous fiscal year. Sales within the Electronics segment, the Game segment and the Pictures segment increased while Financial Services revenue decreased. In the Electronics segment, although there was a decline in sales of such products as cathode ray tube (“CRT”) televisions, sales to outside customers increased 13.4 percent compared with the previous fiscal year mainly due to an increase in sales of liquid crystal display (“LCD”) televisions. Sales within the Game segment increased 6.1 percent compared to the previous fiscal year as a result of the launch of the PLAYSTATION®3 (“PS3”) in Japan, North America and Europe. In the Pictures segment, sales increased 29.5 percent compared to the previous fiscal year due to higher worldwide theatrical and home entertainment revenue from films released in the fiscal year ended March 31, 2007 as compared to those released in the previous fiscal year. Revenues decreased 12.6 percent within the Financial Services segment primarily due to lower valuation gains in the general account and the separate account at Sony Life, compared to the previous fiscal year, when there was a significant increase in the Japanese stock market.

Operating income decreased 68.3 percent compared with the previous fiscal year. The operating income for the previous fiscal year included a one time net gain of 73.5 billion yen resulting from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund, of which 64.5 billion yen was recorded within the Electronics segment. During the fiscal year ended March 31, 2007, Sony recorded a 51.2 billion yen provision that relates to the recalls by Dell Inc., Apple Inc. and Lenovo, Inc. of notebook computer battery packs that use lithium-ion battery cells manufactured by Sony and the subsequent global replacement program initiated by Sony for certain notebook computer battery packs used by Sony and several other notebook computer manufacturers that use lithium-ion battery cells manufactured by Sony. Despite the recording of this provision, operating income within the Electronics segment increased 2,167.4 percent mainly as a result of an increase in sales to outside customers and a positive impact from the depreciation of the yen versus the U.S. dollar and the Euro. In the Game segment, an operating loss was recorded in the fiscal year ended March 31, 2007 as a result of the sale of the PS3 at strategic price points lower than its production cost during the introductory period. In the Pictures segment, operating income increased 55.7 percent compared with the previous fiscal year due to strong worldwide theatrical and home entertainment revenue on feature films released in the current fiscal year. In the Financial Services segment, operating income decreased 55.3 percent compared with the previous fiscal year as a result of decreased valuation gains from investments in the general account, including valuation gains from convertible bonds at Sony Life Insurance Co., Ltd. (“Sony Life”).

Operating income in the fiscal year ended March 31, 2007 included a gain on the sale of a portion of the site of Sony’s former headquarters in the amount of 21.7 billion yen, of which 2.6 billion yen was recorded within All

Other and the remaining amount was recorded in “Corporate.” Operating income related to an additional gain on sale for the remaining portion of the site under contract, which is expected to be recognized in the fiscal year ending March 31, 2008 is estimated to be approximately 59.0 billion yen, and this entire amount will be recorded in “Corporate.”

Operating income for the fiscal year ended March 31, 2007 was negatively affected by the recording of certain provisions for outstanding legal proceedings including the European Commission’s investigation in connection with professional videotape claims, partially offset by the reversal of a portion of provisions related to the resolution of certain patent claims recorded in prior periods.

Restructuring

In the fiscal year ended March 31, 2007, Sony recorded restructuring charges of 38.8 billion yen, a decrease from the 138.7 billion yen recorded in the previous fiscal year. The primary restructuring activities were in the Electronics segment.

Of the total 38.8 billion yen, Sony recorded 10.8 billion yen in personnel-related costs including early retirement programs.

Electronics

Restructuring charges in the Electronics segment for the fiscal year ended March 31, 2007 were 37.4 billion yen, compared to 125.8 billion yen in the previous fiscal year.

Due to the worldwide market shrinkage as a result of demand shift from CRT televisions to LCD and plasma televisions, Sony has been implementing a worldwide plan to rationalize CRT and CRT television production facilities and has been downsizing its business over several years. As a part of this restructuring program, in the fiscal year ended March 31, 2007 Sony recorded a non-cash impairment charge of 1.7 billion yen for CRT television manufacturing facilities located in the U.S. The impairment charge was calculated as the difference between the carrying value of the asset and the present value of estimated future cash flows. The charge was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. While continuing to manufacture and sell CRT televisions in countries and territories where demand remains, Sony is actively shifting its focus in those areas to LCD televisions. As a result, Sony plans to cease manufacturing CRTs by March 2008, after it has stockpiled a sufficient quantity for future use.

As a result of the contraction of the European rear projection television market, Sony has decided to discontinue the production of LCD rear projection televisions in Europe. In association with this action, Sony has recorded inventory writedowns and charges for supplier claims of 3.8 billion yen for the fiscal year ended March 31, 2007, with most of these expenses being recorded as cost of sales in the consolidated statements of income.

In addition to the above restructuring efforts, Sony undertook headcount reduction programs to further reduce operating costs in the Electronics segment. As a result of these programs, Sony recorded restructuring charges of 9.7 billion yen for the fiscal year ended March 31, 2007, and these charges were included in selling, general and administrative expenses in the consolidated statements of income. The remaining liability balance as of March 31, 2007 was 7.2 billion yen and will be paid through the fiscal year ending March 31, 2008.

For more detailed information about restructuring, please refer to Note 17 of Notes to the Consolidated Financial Statements.

Operating Performance

	Fiscal Year Ended
	March 31
	2006	2007	Percent change
	(Yen in billions)

Sales and operating revenue	7,510.6	8,295.7	+10.5%
Operating income	226.4	71.8	−68.3
Income before income taxes	286.3	102.0	−64.4
Equity in net income of affiliated companies	13.2	78.7	+496.9
Net income	123.6	126.3	+2.2

Sales

Sales for the fiscal year ended March 31, 2007 increased by 785.1 billion yen, or 10.5 percent, to 8,295.7 billion yen compared with the previous fiscal year. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

“Sales” in this analysis of the ratio of cost of sales, including research and development costs, and selling, general and administrative expenses to sales refers only to the “net sales” and “other operating revenue” portions of consolidated sales and operating revenue, and excludes financial service revenue. This is because financial service expenses are recorded separately from cost of sales and selling, general and administrative expenses. The calculations of all ratios below that pertain to business segments include intersegment transactions.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the fiscal year ended March 31, 2007 increased by 738.2 billion yen, or 14.3 percent, to 5,889.6 billion yen compared with the previous fiscal year, and increased from 75.9 percent to 76.8 percent as a percentage of sales. Year on year, the cost of sales ratio decreased from 80.6 percent to 78.8 percent in the Electronics segment, increased from 80.4 percent to 102.8 percent in the Game segment, and increased from 60.2 percent to 60.3 percent in the Pictures segment.

In the Electronics segment, there was an improvement in the cost of sales ratio for several products, in particular digital cameras, LCD televisions and video cameras. In the Game segment, there was a deterioration in the cost of sales ratio. This deterioration was primarily the result of the loss arising from the sale of the PS3 at strategic price points lower than its production cost during the introductory period, as well as the recording of other charges in association with preparation for the launch of the PS3 platform. In the Pictures segment, operating income increased due to substantially higher revenue. However, the cost of sales ratio was flat compared to the previous fiscal year due to the recording of production expenses associated with several new network television shows in the television business in the current fiscal year and the absence of a licensing agreement extension for Wheel of Fortune, which was recognized in the previous fiscal year.

The personnel-related costs included in cost of sales were 457.3 billion yen, an increase of 1.0 billion yen, primarily recorded within the Electronics segment.

Research and development costs (all research and development costs are included within cost of sales) for the fiscal year ended March 31, 2007 increased by 12.1 billion yen to 543.9 billion yen compared with the previous fiscal year. The ratio of research and development costs to sales was 7.1 percent compared to 7.8 percent in the previous fiscal year.

Selling, general and administrative expenses for the fiscal year ended March 31, 2007 increased by 261.4 billion yen, or 17.1 percent, to 1,788.4 billion yen compared with the previous fiscal year. The ratio of selling, general and administrative expenses to sales increased from 22.5 percent in the previous fiscal year to 23.3 percent. Year on year, the ratio of selling, general and administrative expenses to sales increased from 18.0 percent to 18.2 percent in the Electronics segment and from 18.7 percent to 20.0 percent in the Game segment. On the other hand, the ratio of selling, general and administrative expenses to sales decreased from 36.0 percent to 35.2 percent in the Pictures segment.

Personnel-related costs in selling, general and administrative expenses increased by 54.4 billion yen compared with the previous fiscal year mainly due to the recording of a gain resulting from the transfer to the Japanese government of the substitutional portion of Sony’s employee pension fund in the previous fiscal year. In addition, advertising and publicity expenses for the fiscal year increased by 86.0 billion yen compared with the previous fiscal year primarily due to increased advertising and publicity expenses within the Pictures segment.

Loss on sale, disposal or impairment of assets, net was 5.8 billion yen, compared with 73.9 billion yen in the previous fiscal year. This decrease was mainly due to losses on the sale, disposal and impairment of CRT and CRT television production equipment in the Electronics segment, as well as an asset impairment write-down associated with the sale of the Metreon, a U.S. entertainment complex, in the previous fiscal year.

Operating Income

Operating income for the fiscal year ended March 31, 2007 decreased by 154.7 billion yen, or 68.3 percent, to 71.8 billion yen compared with the previous fiscal year. The operating income margin decreased from 3.0 percent to 0.9 percent. In descending order by amount of financial impact, the Electronics segment, Financial Services segment, the Pictures segment and All Other contributed to operating income. On the other hand, an operating loss was recorded within the Game segment primarily due to a loss arising from the sale of the PS3 at strategic price points lower than its production cost during the introductory period, as well as the recording of other charges in association with preparation for the launch of the PS3 platform. For a further breakdown of operating income (loss) for each segment, please refer to “Operating Performance by Business Segment” below.

Other Income and Expenses

For the fiscal year ended March 31, 2007, other income decreased by 23.3 billion yen, or 19.6 percent, to 95.2 billion yen, while other expenses increased by 6.4 billion yen, or 10.9 percent, to 64.9 billion yen, compared with the previous fiscal year. The net amount of other income and other expenses was net other income of 30.3 billion yen, a decrease of 29.6 billion yen, compared with the previous fiscal year.

The gain on change in interest in subsidiaries and equity investees decreased by 29.3 billion yen, or 48.2 percent compared to the previous fiscal year, to 31.5 billion yen. During the fiscal year ended March 31, 2007, there was a gain recorded on the sale of a portion of the stock held in StylingLife Holdings Inc. (“StylingLife”). However, the total gain on change in ownership interests declined as Sony recorded a gain on change in interest of 60.8 billion yen in the previous fiscal year resulting from the initial public offering of So-net Entertainment Corporation (“So-net”), and the sale of a portion of the stock held in both Monex Beans Holdings, Inc., and So-net M3 Inc., a consolidated subsidiary of So-net.

Interest and dividends in other income of 28.2 billion yen was recorded in the fiscal year ended March 31, 2007, an increase of 3.3 billion yen, or 13.2 percent, compared with the previous year. For the fiscal year ended March 31, 2007, interest expense totaling 27.3 billion yen was recorded, a decrease of 1.7 billion yen, or 5.9 percent, compared with the previous year.

In addition, a net foreign exchange loss of 18.8 billion yen was recorded in the fiscal year ended March 31, 2007, an increase of 15.8 billon yen from the previous fiscal year. The net foreign exchange loss was recorded because the value of the yen, especially during the second through fourth quarters of the fiscal year ended March 31, 2007, was lower than the value of the yen at the time that Sony entered into foreign exchange forward contracts and foreign currency option contracts. These contracts are entered into by Sony to mitigate the foreign exchange rate risk to cash flows that arises from settlements of foreign currency denominated accounts receivable and accounts payable, as well as foreign currency denominated transactions between consolidated subsidiaries.

Income before Income Taxes

Income before income taxes for the fiscal year ended March 31, 2007 decreased 184.3 billion yen, or 64.4 percent, to 102.0 billion yen compared with the previous fiscal year, as a result of the decrease in operating income and the decrease in the net amount of other income and other expenses mentioned above.

Income Taxes

During the fiscal year ended March 31, 2007, Sony recorded 53.9 billion yen of income taxes at an effective tax rate of 52.8 percent. This effective tax rate exceeded the Japanese statutory tax rate as a result of the recording of losses by certain overseas subsidiaries with tax rates that are lower than the rate in Japan. The effective tax rate was 61.6 percent in the previous fiscal year and exceeded the Japanese statutory tax rate due to the recording of additional valuation allowances against deferred tax assets by Sony Corporation and several of Sony’s Japanese and overseas consolidated subsidiaries due to continued losses recorded by these entities and the recording of an additional tax provision for the undistributed earnings of overseas subsidiaries.

Results of Affiliated Companies Accounted for under the Equity Method

Equity in net income of affiliated companies during the fiscal year ended March 31, 2007 was 78.7 billion yen, an increase of 65.5 billion yen, or 496.9 percent compared to the previous fiscal year. Equity in net income of affiliated companies reported for Sony Ericsson Mobile Communications AB (“Sony Ericsson”) was 85.3 billion yen, an increase of 56.3 billion yen compared to the previous fiscal year, due to the increase in sales of hit models such as “Walkman®” and “Cyber-shot” phones. Sony recorded equity in net income of 5.0 billion yen for SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), a decrease of 0.8 billion yen compared to the previous fiscal year. Although there was a favorable impact due to an industry-related legal settlement, a year-on-year reduction in restructuring charges, and reductions in overhead costs from continued restructuring, sales declined due to the accelerated decline in the worldwide physical music market. Sony recorded equity in net income of 6.4 billion yen (before the elimination of unrealized intercompany profits of 1.4 billion yen), a 13.6 billion yen improvement compared to the prior fiscal year, for S-LCD Corporation (“S-LCD”), a joint-venture with Samsung Electronics Co., Ltd. (“Samsung”) for the manufacture of amorphous thin film transistor (“TFT”) LCD panels. Sony recorded equity in net loss of 18.9 billion yen for Metro-Goldwyn-Mayer Inc. (“MGM”), an increase in the amount of equity in net loss of 2.0 billion yen compared to the previous fiscal year. The equity in net loss for MGM includes non-cash interest expense of 9.6 billion yen on cumulative preferred stock compared to the 6.0 billion yen of non-cash interest expense on cumulative preferred stock recorded in the previous fiscal year. With respect to equity in net income of affiliated companies, MGM is expected to have no effect on equity in net income or loss during the fiscal year ending March 31, 2008, due to the fact that Sony no longer has any book basis in MGM as of March 31, 2007.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

In the fiscal year ended March 31, 2007, minority interest in income of consolidated subsidiaries of 0.5 billion yen was recorded compared to minority interest in loss of 0.6 billion yen in the previous year.

Net Income

Net income for the fiscal year ended March 31, 2007 increased by 2.7 billion yen, or 2.2 percent, to 126.3 billion yen compared with the previous fiscal year. Despite the decrease in income before income taxes, net income increased mainly due to the decrease of income taxes and increase in equity in net income of affiliated companies. As a percentage of sales, net income decreased from 1.6 percent to 1.5 percent. Return on stockholders’ equity decreased from 4.1 percent to 3.8 percent. (This ratio is calculated by dividing net income by the simple average of stockholders’ equity at the end of the previous fiscal year and at the end of the fiscal year ended March 31, 2007.)

Basic net income per share was 126.15 yen compared with 122.58 yen in the previous fiscal year, and diluted net income per share was 120.29 yen compared with 116.88 yen in the previous fiscal year. Refer to Notes 2 and 21 of Notes to Consolidated Financial Statements.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 24 of Notes to Consolidated Financial Statements.

Business Segment Information

	Fiscal Year Ended
	March 31
	2006	2007	Percent change
	(Yen in billions)

Sales and operating revenue
Electronics	5,176.4	6,050.5	+16.9%
Game.	958.6	1,016.8	+6.1
Pictures	745.9	966.3	+29.5
Financial Services	743.2	649.3	−12.6
All Other	426.0	377.6	−11.4
Elimination	(539.5)	(764.8)	—

Consolidated	7,510.6	8,295.7	+10.5

	Fiscal Year Ended
	March 31
	2006	2007	Percent change
	(Yen in billions)

Operating income (loss)
Electronics	6.9	156.7	+2,167.4%
Game	8.7	(232.3)	—
Pictures	27.4	42.7	+55.7
Financial Services	188.3	84.1	−55.3
All Other	20.5	32.4	+57.9

Sub-Total	251.9	83.7	−66.8
Elimination and unallocated corporate expenses	(25.5)	(11.9)	—

Consolidated	226.4	71.8	−68.3

Electronics

Sales and operating revenue for the fiscal year ended March 31, 2007 increased 874.1 billion yen, or 16.9 percent, to 6,050.5 billion yen compared with the previous fiscal year. Operating income increased by 149.8 billion yen, or 2,167.4 percent, to 156.7 billion yen compared with the previous fiscal year and the operating income to sales ratio increased from 0.1 percent to 2.6 percent. Sales to outside customers on a yen basis increased 13.5 percent compared to the previous fiscal year. Regarding sales to outside customers by geographical area, sales increased by 7 percent in Japan, by 9 percent in the U.S., by 24 percent in Europe, and by 14 percent in non-Japan Asia and other geographic areas (“Other Areas”).

In Japan, there was a significant increase in the sales of mobile phones, principally to Sony Ericsson, and LCD televisions, while sales decreased for DVD-Video recorders, personal computers (“PCs”) and CRT televisions. In the U.S., sales of LCD televisions significantly increased, while sales decreased for rear projection and CRT televisions. In Europe, sales increased for LCD televisions and PCs, while sales declined for CRT televisions and home-use video cameras. In Other Areas, sales of LCD televisions and digital cameras increased, while sales of mobile phones, primarily to Sony Ericsson, and CRT televisions decreased. The decrease in sales of mobile phones was due to the impact of the deconsolidation resulting from the transfer to Sony Ericsson in the previous fiscal year of the stock of a Chinese subsidiary that mainly assembled mobile phones.

Performance by Product Category

Sales and operating revenue by product category discussed below represent sales to outside customers, which do not include intersegment transactions. Refer to Note 24 of Notes to Consolidated Financial Statements.

“Audio” sales decreased by 13.3 billion yen, or 2.5 percent, to 522.9 billion yen. Sales of flash memory and hard drive digital audio players decreased due to a change in model mix, as unit shipments of approximately 4.5 million units were flat compared to the previous fiscal year. On the other hand, there was a significant decrease in sales of both CD and MiniDisc (“MD”) format headphone stereos due to a shift in market demand. However, car audio and home audio sales increased.

“Video” sales increased by 121.8 billion yen, or 11.9 percent, to 1,143.1 billion yen. Sales of digital cameras increased in Japan, the U.S. and Europe. Worldwide shipments of digital cameras increased by approximately 3.5 million units to approximately 17.0 million units. Sales of DVD recorders decreased as worldwide shipments decreased by approximately 150,000 units to approximately 1.85 million units. Worldwide shipments of home-use video cameras decreased by approximately 150,000 units to approximately 7.45 million units. DVD-Video player unit shipments decreased by approximately 100,000 units to approximately 7.9 million units.

“Televisions” sales increased by 299.2 billion yen, or 32.2 percent, to 1,227.0 billion yen. There was a significant increase in worldwide sales of LCD televisions, as worldwide shipments of LCD televisions increased by approximately 3.5 million units, to approximately 6.3 million units. Sales of LCD rear projection televisions decreased significantly as a result of declining sales prices, despite an increase in worldwide shipments of approximately 50,000 units, as compared to the previous fiscal year, to approximately 1.10 million units. There was also a significant decrease in worldwide sales of CRT televisions, primarily as a result of a decrease in worldwide shipments of CRT televisions by approximately 2.1 million units to approximately 4.7 million units.

“Information and Communications” sales increased by 107.9 billion yen, or 12.8 percent, to 950.5 billion yen. Sales of PCs increased due to strong sales in Europe and Other Areas, and overall sales of PCs increased. Worldwide unit shipments of PCs increased approximately 300,000 units to approximately 4.0 million units. Sales of broadcast- and professional-use products increased as a result of favorable sales of high-definition related products.

“Semiconductors” sales increased by 33.5 billion yen, or 19.5 percent, to 205.8 billion yen. The increase was due to an increase in sales of charged coupled devices (“CCDs”) and CMOS image sensors.

“Components” sales increased by 52.3 billion yen, or 6.5 percent, to 853.0 billion yen. This increase was primarily due to an increase in sales of lithium-ion batteries, primarily for use in PCs and power tools, and Memory Sticks. On the other hand, sales of CD-R/RW drives and optical pickups declined, primarily as a result of significant unit price declines. Sales of DVD+/-R/RW drives increased, despite a deterioration in unit selling prices, as a result of a significant growth in units sold in association with the expansion of the market.

“Other” sales increased by 37.8 billion yen, or 7.9 percent, to 519.2 billion yen. This increase was the result of an increase in sales of mobile phones, primarily to Sony Ericsson.

In the Electronics segment, cost of sales for the fiscal year ended March 31, 2007 increased by 594.4 billion yen, or 14.2 percent to 4,769.0 billion yen compared with the previous fiscal year. The cost of sales ratio improved by 1.8 percentage points to 78.8 percent compared to 80.6 percent in the previous fiscal year. There was also an improvement in the cost of sales ratio for such products as digital cameras, LCD televisions and home-use video cameras, although the cost of sales ratio deteriorated for products such as LCD rear projection televisions due to sales price reductions associated with severe sales competition in North America. Restructuring charges recorded in cost of sales amounted to 12.6 billion yen, a decrease of 11.2 billion yen compared with the 23.8 billion yen recorded in the previous fiscal year. Research and development costs increased 22.2 billion yen, or 5.3 percent, from 418.1 billion yen in the previous fiscal year to 440.4 billion yen.

Selling, general and administrative expenses increased by 170.6 billion yen, or 18.3 percent to 1,101.7 billion yen compared with the previous fiscal year. A provision of 51.2 billion yen was recorded for the fiscal year ended

March 31, 2007 for recalls by Dell Inc., Apple Inc. and Lenovo, Inc. of notebook computer battery packs that use lithium-ion batteries manufactured by Sony as well as the subsequent global replacement program initiated by Sony for certain notebook computer battery packs used by Sony and several other notebook computer manufacturers that use lithium-ion battery cells manufactured by Sony. Also, an additional provision was recorded due to the expansion of models subject to free repairs and an extension of the repair period for Sony products and the products of other companies that are equipped with Sony CCDs. Results for the Electronics segment were also negatively impacted by an adjustment to reflect a more accurate method of calculating the provision for free repairs of Sony CCDs, which had the effect of further increasing the provision. Although there was a reversal of a portion of provisions related to the resolution of certain patent claims recorded in prior periods, this reversal was more than offset by the negative impact of the recording of certain provisions for outstanding legal proceedings including the European Commission’s investigation in connection with professional videotape claims. Finally, a 64.5 billion yen gain recorded as a result of the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund was included in the previous fiscal year. Total selling, general and administrative expenses increased because the cumulative impact of the above-mentioned items exceeded the decrease in restructuring charges that were recorded in selling, general and administrative expenses for the fiscal year ended March 31, 2007. Of the restructuring charges recorded in the Electronics segment, the amount recorded in selling, general and administrative expenses decreased by 35.5 billion yen from 49.5 billion yen in the previous fiscal year to 14.0 billion yen. Of the restructuring charges recorded in selling, general and administrative expenses, the amount recorded for headcount reductions, including reductions through the early retirement program, was 9.7 billion yen, a decrease of 35.4 billion yen compared with the previous fiscal year. The ratio of selling, general and administrative expenses to sales increased 0.2 percentage points from the 18.0 percent recorded in the previous fiscal year to 18.2 percent.

Loss on sale, disposal or impairment of assets, net decreased 12.3 billion yen to 10.8 billion yen compared with the previous fiscal year. This amount includes 10.8 billion yen of restructuring charges, including 5.2 billion yen of restructuring charges related to the recording of an impairment loss for goodwill for a CRT television glass manufacturing subsidiary in the U.S. The amount of restructuring charges included in loss on sale, disposal or impairment, net in the previous fiscal year was 52.5 billion yen.

The amount of operating income recorded in the Electronics segment for the fiscal year ended March 31, 2007, increased significantly due to an increase in sales to outside customers and the positive impact of the depreciation of the yen. This result is in spite of the above-mentioned recording by Sony of a 51.2 billion yen provision that relates to recalls of notebook computer battery packs and the subsequent global replacement program and the recording of an additional provision related to free repairs of Sony CCDs. The operating income from the previous year included a 64.5 billion yen gain that was recorded as a result of the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund. Regarding profit performance by product, excluding restructuring charges and the impact of the net gain resulting from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund, digital cameras and LCD televisions, which experienced favorable sales, and video cameras, which experienced an increase in sales of high value-added models, contributed to the increase in the operating income of the segment.

Manufacturing by Geographic Area

Slightly more than 50 percent of the Electronics segment’s total annual production during the fiscal year ended March 31, 2007 took place in Japan, including the production of digital cameras, video cameras, flat panel televisions, PCs, semiconductors and components such as batteries and Memory Sticks. Approximately 60 percent of the annual production in Japan was destined for other regions. China accounted for slightly more than 10 percent of total annual production, approximately 80 percent of which was destined for other regions. Asia, excluding Japan and China, accounted for approximately 10 percent of total annual production, with approximately 60 percent destined for Japan, the U.S. and Europe. The Americas and Europe together accounted for the remaining balance of approximately 25 percent of total annual production, most of which was destined for local distribution and sale.

Game

Sales for the fiscal year ended March 31, 2007 increased by 58.2 billion yen, or 6.1 percent, to 1,016.8 billion yen compared with the previous fiscal year. An operating loss of 232.3 billion yen was recorded for the fiscal year ended March 31, 2007, which was a deterioration of 241.1 billion yen from the fiscal year ended March 31, 2006.

By region, although sales decreased slightly in Japan, there was a significant increase in sales in North America and Europe.

Overall hardware sales increased as a result of the launch of the PS3 in Japan, North America and Europe. However, the sales of the PlayStation®2 (“PS2”) and PSP®(PlayStation®Portable) (“PSP”) declined due to lower unit sales compared with the previous fiscal year, and also because of a price reduction of the PS2. On the other hand, overall software sales decreased as a result of lower PS2 software sales, despite an increase in PSP software sales, as well as the contribution from PS3 software sales, compared to the previous fiscal year.

Total worldwide production shipments of hardware and software were as follows:

Worldwide hardware production shipments (decrease compared to the previous fiscal year):*

à PS2:	14.20 million units (a decrease of 2.02 million units)
à PSP:	8.36 million units (a decrease of 5.70 million units)
à PS3:	5.50 million units

Worldwide software production shipments (increase/decrease compared to the previous fiscal year):*/**

à PS2:	193 million units (a decrease of 30 million units)
à PSP:	54.1 million units (an increase of 12.5 million units)
à PS3:	13.2 million units

* Production shipments of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

** Including those both from Sony and third parties under Sony licenses.

Operating performance deteriorated significantly compared with the previous fiscal year. This deterioration was primarily the result of the loss arising from the sale of the PS3 at strategic price points lower than its production cost during the introductory period, as well as the recording of other charges in association with the preparation for the launch of the PS3 platform. Operating income for the PS2 business decreased due to a decrease in software sales while operating income in the PSP business increased primarily due to continued cost reductions in hardware production. A write-down of PS3-related inventory of 81.4 billion yen was recorded in the fiscal year ended March 31, 2007 compared with a write-down of 25.0 billion yen recorded in the previous fiscal year.

The cost of sales to sales ratio deteriorated 22.4 percentage points, from 80.4 percent in the previous fiscal year, to 102.8 percent and the ratio of selling, general and administrative expenses to sales increased 1.3 percentage points from 18.7 percent in the previous fiscal year, to 20.0 percent for the reasons mentioned for the decrease in operating income above.

A significant reduction in the operating loss is expected in the fiscal year ending March 31, 2008 due to rapid reductions in hardware production costs and an enhanced line-up of software titles in the PS3 business.

Pictures

Sales for the fiscal year ended March 31, 2007 increased by 220.4 billion yen, or 29.5 percent, to 966.3 billion yen compared to the previous fiscal year. Operating income increased by 15.3 billion yen, or 55.7 percent , to 42.7 billion yen and the operating margin increased from 3.7 percent to 4.4 percent. The results in the Pictures segment consist of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S. based subsidiary.

On a U.S. dollar basis, sales for the fiscal year in the Pictures segment increased approximately 26 percent and operating income increased by approximately 53 percent. Sales increased significantly due to higher worldwide theatrical and home entertainment revenue from films released in the current fiscal year, as compared to those released in the previous fiscal year. Major films released in the fiscal year that contributed to both theatrical and home entertainment revenue included The Da Vinci Code, Casino Royale, Click, Talladega Nights: The Ballad of Ricky Bobby and The Pursuit of Happyness. Sales for the fiscal year release slate increased approximately 1.8 billion U.S. dollars as compared to the previous fiscal year. Television product revenues increased by approximately 160 million U.S. dollars primarily as a result of higher advertising and subscription sales from several international channels.

Operating income for the segment increased significantly, primarily due to the performance of films released in the current fiscal year. Operating loss from the current fiscal year release slate decreased approximately 530 million U.S. dollars as compared to the previous year’s release slate due to the same factors contributing to the increase in film revenue noted above. Partially offsetting this was a decrease in operating income of 98 million U.S. dollars for television product primarily due to the recording of production and marketing expenses in the current fiscal year associated with several new network and made-for-syndication television shows, combined with the absence of a licensing agreement extension for Wheel of Fortune, which was recognized in the previous fiscal year. Results for the Pictures segment were also negatively impacted by an adjustment to increase its reserve for returns of home entertainment catalog product.

As of March 31, 2007, unrecognized license fee revenue at SPE was approximately 1.1 billion U.S. dollars. SPE expects to record this amount in the future having entered into contracts with television broadcasters to provide those broadcasters with completed motion picture and television products. The license fee revenue will be recognized in the fiscal year in which the product is made available for broadcast.

Financial Services

Note that the revenue and operating income at Sony Life, Sony Assurance Inc. (“Sony Assurance”) and Sony Bank Inc. (“Sony Bank”) discussed below on a U.S. GAAP basis differ from the results that Sony Life, Sony Assurance and Sony Bank disclose on a Japanese statutory basis.

Financial Services segment revenue for the fiscal year ended March 31, 2007 decreased by 93.9 billion yen, or 12.6 percent, to 649.3 billion yen compared with the previous fiscal year. Operating income decreased by 104.2 billion yen, or 55.3 percent, to 84.1 billion yen and the operating income margin decreased to 13.0 percent compared with the 25.3 percent of the previous fiscal year.

At Sony Life, revenue decreased by 100.0 billion yen, or 15.5 percent, to 545.1 billion yen compared with the previous fiscal year. Although revenue from insurance premiums increased at Sony Life reflecting an increase in insurance-in-force, the main reason for this decrease was lower valuation gains in the general and separate accounts as compared to the previous fiscal year, when there was a significant increase in the Japanese stock market. Operating income at Sony Life decreased by 106.8 billion yen or 56.7 percent to 81.7 billion yen, primarily due to a decrease in valuation gains from investments in the general account, including valuation gains from convertible bonds.

At Sony Assurance, revenue increased due to higher insurance revenue brought about by an expansion in automobile insurance-in-force. Operating income increased due to an increase in insurance revenue and an improvement in the expense ratio (the ratio of sales, general and administrative expenses and commissions to net premiums written).

At Sony Bank, revenue rose mainly due to a significant decrease of foreign exchange losses from part of Sony Bank’s foreign currency deposits, as compared with the previous fiscal year, and an increase in interest revenue associated with an increase in the balance of assets from investing activities. As a result, Sony Bank recorded operating income in the fiscal year ended March 31, 2007, as compared to an operating loss in the previous fiscal year.

At Sony Finance International, Inc. (“Sony Finance”), a leasing and credit financing business subsidiary in Japan, overall revenue decreased and the operating loss increased primarily due to decreases in revenue and profit at leasing and installment businesses. However, revenue increased at the credit card business which resulted in a decrease in the operating loss recorded for that business.

Condensed Statements of Income Separating Out the Financial Services Segment (Unaudited)

The following schedule shows unaudited condensed statements of income for the Financial Services segment and all other segments excluding Financial Services as well as condensed consolidated statements of income. This presentation is not required under generally accepted accounting principles in the U.S. (“U.S. GAAP”), which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.

Transactions between the Financial Services segment and all other segments excluding Financial Services are eliminated in the consolidated figures shown below.

Condensed Statements of Income

	Fiscal Year ended March 31
Financial Services	2006	2007
	(Yen in millions)

Financial service revenue	743,215	649,341
Financial service expenses	554,892	565,199

Operating income	188,323	84,142
Other income (expenses), net	24,522	9,886

Income before income taxes	212,845	94,028
Income taxes and other	78,527	33,536

Net income	134,318	60,492

	Fiscal Year ended March 31
Sony without Financial Services	2006	2007
	(Yen in millions)

Net sales and operating revenue	6,799,068	7,680,578
Costs and expenses	6,762,194	7,694,375

Operating income	36,874	(13,797)
Other income (expenses), net	36,610	27,917

Income before income taxes	73,484	14,120
Income taxes and other	84,186	(57,991)

Net income (loss)	(10,702)	72,111

	Fiscal Year ended March 31
Consolidated	2006	2007
	(Yen in millions)

Financial service revenue	720,566	624,282
Net sales and operating revenue	6,790,031	7,671,413

	7,510,597	8,295,695
Costs and expenses	7,284,181	8,223,945

Operating income	226,416	71,750
Other income (expenses), net	59,913	30,287

Income before income taxes	286,329	102,037
Income taxes and other	162,713	(24,291)

Net income	123,616	126,328

All Other

During the fiscal year ended March 31, 2007, sales within All Other were comprised mainly of sales from Sony Music Entertainment (Japan) Inc. (“SMEJ”), a Japanese domestic recorded music business; Sony Music Entertainment Inc.’s (“SMEI”) music publishing business; So-net, an Internet-related service business subsidiary operating mainly in Japan; a contactless IC card business; and an advertising agency business in Japan. In June 2006, Sony Corporation sold 51 percent of the stock of StylingLife Holdings Inc. (“StylingLife”), a holding company comprised of six retail businesses within Sony previously included within All Other, to a wholly-owned subsidiary of Nikko Principal Investments Japan Ltd. Sony Corporation sold additional shares of StylingLife in December 2006, and currently holds approximately 23 percent of the total outstanding stock in StylingLife.

Sales for the fiscal year ended March 31, 2007 decreased by 48.4 billion yen, or 11.4 percent, to 377.6 billion yen, compared with the previous fiscal year. During the fiscal year, the sales decrease within All Other reflects the deconsolidation of the six retail businesses noted above after the sale of a majority of the stock of StylingLife. Of total segment sales, 82 percent were sales to outside customers. In terms of profit performance, operating income for All Other increased from 20.5 billion yen in the previous fiscal year to 32.4 billion yen.

Sales at SMEJ declined mainly due to lower intersegment sales in association with the transfer of business activity relating to Sony’s disc custom press business, which was carried out at SMEJ during the previous fiscal year, to other segments within Sony Group. Best selling albums during the fiscal year included CHEMISTRY’s ALL THE BEST, Yuna Ito’s HEART and Angela Aki’s HOME.

Excluding sales recorded within Sony’s music business, there was a decrease in sales within All Other. This decrease was mainly due to the above-mentioned deconsolidation of Sony’s retail businesses, partially offset by an increase in sales at the contactless IC card business and So-net, where there was a favorable increase in fiber optic connection service subscribers.

Regarding profit performance within All Other, operating income of 32.4 billion yen was recorded, an 11.9 billion yen increase compared to the 20.5 billion yen of operating income recorded in the previous fiscal year. Operating income at SMEJ declined approximately 37 percent compared to the previous fiscal year, mainly due to a decrease in album and single sales and the recognition of a gain in the previous fiscal year resulting from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund.

Excluding the decrease in operating income in the music business, there was an increase in operating income within All Other, mainly due to an asset impairment write-down associated with the sale of the Metreon, a U.S. entertainment complex, recorded in the previous fiscal year. Operating income at So-net increased mainly due to an increase in profit resulting from greater fee revenue from new subscribers.

During the fiscal year ended March 31, 2007, a gain on the sale of a portion of Sony’s former headquarters site in the amount of 2.6 billion yen is included in operating income within All Other.

Foreign Exchange Fluctuations and Risk Hedging

During the fiscal year ended March 31, 2007, the average value of the yen was 116.0 yen against the U.S. dollar, and 148.6 yen against the Euro, which was 3.2 percent lower against the U.S. dollar and 8.2 percent lower against the Euro, respectively, compared with the average of the previous fiscal year.

In the Pictures segment, Sony translates into yen the U.S. dollar consolidated results of SPE (a U.S.-based operation that has worldwide subsidiaries).

Therefore, analysis and discussion of certain portions of the operating results of SPE are specified as being on “a U.S. dollar basis.” Results on a U.S. dollar basis are not on the same basis as Sony’s consolidated financial statements and do not conform with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that results presented on a local currency basis provide additional useful information to investors regarding operating performance.

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

Sony Global Treasury Services Plc (“SGTS”) in London provides integrated treasury services for Sony Corporation and its subsidiaries. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS for hedging their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. The concentration of foreign exchange exposures at SGTS means that, in effect, SGTS hedges the net foreign exchange exposure of Sony Corporation and its subsidiaries. SGTS in turn enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of the transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures on average three months before the actual transactions take place. However, in certain cases SGTS partially hedges the projected exposures one month before the actual transactions take place when business requirements such as shorter production-sales cycles for certain products arise. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment utilized for portfolio investments and Asset Liability Management (“ALM”).

To minimize the adverse effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segment, Sony seeks, when appropriate, to localize material and parts procurement, design, and manufacturing operations in areas outside of Japan.

Changes in the fair value of derivatives designated as cash flow hedges, including foreign exchange forward contracts and foreign currency option contracts, are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in Other Income and Expenses. The notional amounts of foreign exchange forward contracts, currency option contracts purchased and currency option contracts written as of March 31, 2007 were 1,768.6 billion yen, 287.8 billion yen and 67.2 billion yen, respectively.

Operating Results for the Fiscal Year Ended March 31, 2006 compared with the Fiscal Year Ended March 31, 2005

Overview

Sony’s sales and operating revenue for the fiscal year ended March 31, 2006 increased 4.4 percent compared with the previous fiscal year. This increase is mainly due to an increase in revenues within the Financial Services segment, as a result of an improvement in gains and losses on investments at Sony Life due to favorable Japanese domestic equity market conditions, and increased sales within the Game segment, due to the contribution from the PSP. In the Electronics segment, although sales benefited from the depreciation of the yen as well as an increase in sales of LCD televisions, sales to outside customers decreased 0.9 percent compared with the previous fiscal year. There was a decline in sales of CRT televisions, due to a continued shift in demand towards flat panel televisions, and in plasma televisions, where new product development has been terminated.

Operating income increased 55.5 percent compared with the previous fiscal year. Operating income includes a one-time net gain of 73.5 billion yen, which resulted from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund. Of this amount, a gain of 64.5 billion yen was recorded within the Electronics segment. In the Financial Services segment, operating income increased due to an improvement in gains and losses on investments at Sony Life resulting from the above-mentioned favorable Japanese domestic equity market conditions. In the Electronics segment, although restructuring charges increased compared with the previous fiscal year, the amount of operating loss decreased as a result of a net gain resulting from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund mentioned above and favorable exchange rates. Operating income within the Game segment declined primarily as a result of an increase in research and development costs associated mainly with the PS3. In the Pictures segment, operating income also declined due to lower worldwide theatrical and home entertainment revenues on feature films.

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

In addition to the above restructuring efforts, Sony undertook several headcount reduction programs to further reduce operating costs in the Electronics segment. As a result of these programs, Sony recorded restructuring charges of 45.1 billion yen for the fiscal year ended March 31, 2006, and these charges were included in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. The remaining liability balance as of March 31, 2006 was 19.4 billion yen and will be paid through the fiscal year ending March 31, 2007. Sony will continue to seek the appropriate headcount level to optimize the workforce in the Electronics segment.

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

Operating Performance

	Fiscal Year Ended
	March 31
	2005	2006	Percent change
	(Yen in billions)

Sales and operating revenue	7,191.3	7,510.6	+4.4%
Operating income	145.6	226.4	+55.5
Income before income taxes	157.2	286.3	+82.1
Equity in net income of affiliated companies	29.0	13.2	−54.6
Net income	163.8	123.6	−24.5

Sales

Sales for the fiscal year ended March 31, 2006 increased by 319.3 billion yen, or 4.4 percent, to 7,510.6 billion yen compared with the previous fiscal year. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

“Sales” in this analysis of the ratio of cost of sales, including research and development costs, and selling, general and administrative expenses to sales refers only to the “net sales” and “other operating revenue” portions of consolidated sales and operating revenue, and excludes financial service revenue. This is because financial service expenses are recorded separately from cost of sales and selling, general and administrative expenses. The calculations of all ratios below that pertain to business segments include intersegment transactions.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the fiscal year ended March 31, 2006 increased by 151.3 billion yen, or 3.0 percent, to 5,151.4 billion yen compared with the previous fiscal year, and increased from 75.1 percent to 75.9 percent as a percentage of sales. Year on year, the cost of sales ratio decreased from 80.7 percent to 80.6 percent in the Electronics segment, increased from 73.0 percent to 80.4 percent in the Game segment, and increased from 58.7 percent to 60.2 percent in the Pictures segment.

In the Electronics segment, there was a deterioration in the cost of sales ratio for several products, in particular image sensors and CRT televisions. In the Game segment, there was an increase in the cost of sales ratio as a result of research and development costs associated with the PS3. In the Pictures segment, the cost of sales ratio also increased primarily due to lower worldwide theatrical and home entertainment revenues from feature films.

There was a decrease in personnel-related costs included in cost of sales of 9.8 billion yen, primarily within the Electronics segment, compared with the previous fiscal year.

Research and development costs (all research and development costs are included within cost of sales) for the fiscal year ended March 31, 2006 increased by 29.8 billion yen to 531.8 billion yen compared with the previous fiscal year. The ratio of research and development costs to sales was 7.8 percent compared to 7.5 percent in the previous fiscal year.

Selling, general and administrative expenses for the fiscal year ended March 31, 2006 decreased by 8.0 billion yen, or 0.5 percent, to 1,527.0 billion yen compared with the previous fiscal year. The ratio of selling, general and administrative expenses to sales improved from 23.1 percent in the previous fiscal year to 22.5 percent. Year on year, the ratio of selling, general and administrative expenses to sales improved from 18.8 percent to 18.0 percent in the Electronics segment and from 21.0 percent to 18.7 percent in the Game segment. On the other hand, the ratio of selling, general and administrative expenses to sales increased from 32.5 percent to 36.0 percent in the Pictures segment.

Personnel-related costs in selling, general and administrative expenses decreased by 60.4 billion yen compared with the previous fiscal year mainly due to a decrease in severance-related expenses in the Electronics segment resulting from the implementation of restructuring initiatives. In addition, advertising and publicity expenses for the fiscal year increased by 59.8 billion yen compared with the previous fiscal year. This was primarily due to the fact that advertising and publicity expenses increased within the Pictures and Game segments.

Loss on sale, disposal or impairment of assets, net was 73.9 billion yen, compared with 28.0 billion in the previous fiscal year. This increase was due to losses recorded on the sale, disposal and impairment of CRT and CRT television production equipment in the Electronics segment, as well as an asset impairment write-down associated with the sale of the Metreon, a U.S. entertainment complex.

Operating Income

Operating income for the fiscal year ended March 31, 2006 increased by 80.8 billion yen, or 55.5 percent, to 226.4 billion yen compared with the previous fiscal year. The operating income margin increased from 2.0 percent to 3.0 percent. In descending order by the amount of financial impact, the Financial Services segment, the Pictures segment, All Other and the Game segment contributed to operating income. On the other hand, although there was a net gain from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund and the depreciation of the yen, the Electronics segment recorded an operating loss mainly due to a decrease in sales to outside customers, an increase in loss on sale, disposal or impairment of assets and a deterioration in the cost of sales ratio associated with a decline in unit selling prices. For a further breakdown of operating income for each segment, please refer to “Operating Performance by Business Segment” below.

Other Income and Expenses

In the consolidated results for the fiscal year ended March 31, 2006, other income increased by 52.5 billion yen, or 79.7 percent, to 118.4 billion yen, while other expenses increased by 4.2 billion yen, or 7.7 percent, to 58.5 billion yen, compared with the previous fiscal year. The net amount of other income and other expenses was net other income of 59.9 billion yen, an increase of 48.3 billion yen, compared with the previous fiscal year.

The gain on change in interest in subsidiaries and equity investees increased by 44.5 billion yen, or 272.7 percent compared to the previous fiscal year to 60.8 billion yen. This was mainly the result of a gain of 21.5 billion yen on the change in interest in subsidiaries and equity investees resulting from the initial public offering of So-net, a gain of 20.6 billion yen on the change in interest resulting from the partial sale of Sony’s investment in Monex Beans Holdings, Inc., and gains of 12.0 billion yen and 6.6 billion yen, respectively, on the change of interest at So-net M3 Inc., a consolidated subsidiary of So-net and at DeNA Co., Ltd., an equity affiliate of So-net accounted for by the equity method.

Interest and dividends of 24.9 billion yen were recorded in the fiscal year ended March 31, 2006, an increase of 10.2 billion yen, or 69.5 percent, compared with the previous year. This increase was mainly the result of an increase in interest received resulting from an improvement in the rate of return on overseas investments.

For the fiscal year ended March 31, 2006, interest payments totaling 29.0 billion yen were recorded, an increase of 4.4 billion yen, or 18.0 percent, compared with the previous fiscal year.

In addition, a net foreign exchange loss of 3.1 billion yen was recorded in the fiscal year ended March 31, 2006, compared to a net foreign exchange loss of 0.5 billion yen recorded in the previous fiscal year. The net foreign exchange loss was recorded because the value of the yen, especially during the first and third quarters of the fiscal year ended March 31, 2006, was lower than the value of the yen at the time that Sony entered into foreign exchange forward contracts and foreign currency option contracts. These contracts were entered into by Sony to mitigate the foreign exchange rate risk to cash flows that arises from settlements of foreign currency denominated accounts receivable and accounts payable, as well as foreign currency denominated transactions between consolidated subsidiaries.

Income before Income Taxes

Income before income taxes for the fiscal year ended March 31, 2006 increased 129.1 billion yen, or 82.1 percent compared with the previous fiscal year, to 286.3 billion yen as a result of the increase in operating income and the increase in the net amount of other income and other expenses mentioned above.

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

On June 30, 2006, Sony Corporation and Sony Computer Entertainment Inc. (“SCEI”) each received notification from the Tokyo Regional Taxation Bureau (“TRTB”) of a reassessment of the profits they reported from transactions between SCEI and its subsidiary Sony Computer Entertainment America Inc. (“SCEA”), for the fiscal years ended March 31, 2000 through 2005. On the same date, Sony Corporation also received notification of a reassessment of the profits reported from transactions related to CD and DVD disc manufacturing operations with a number of its overseas subsidiaries for the fiscal years ended March 31, 2004 and 2005.

Sony Corporation and SCEI believe that their allocation of income for the periods in question was appropriate and that they have paid the proper amount of taxes in each of the jurisdictions. Therefore Sony Corporation and SCEI disagree with the position of the TRTB and have lodged an objection. In addition, Sony Corporation and SCEI plan to formally request bilateral consultations (where available) to obtain relief from double taxation under the applicable tax treaties of various countries and is currently in the process of obtaining an Advanced Price Agreement.

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

Results of Affiliated Companies Accounted for under the Equity Method

Equity in net income of affiliated companies during the fiscal year ended March 31, 2006 was 13.2 billion yen, a decrease of 15.9 billion yen, or 54.6 percent compared to the previous fiscal year. Equity in net income of affiliated companies for the previous fiscal year included the recording of 12.6 billion yen as equity in net income for InterTrust Technologies Corporation (“InterTrust”), which reflected InterTrust’s proceeds from a license agreement arising from the settlement of a patent-related suit. In the current fiscal year, Sony Ericsson, as a result of increased sales of products including camera phone and “Walkman ®” phone models, contributed 29.0 billion yen to equity in net income, an increase of 11.6 billion yen compared to the previous fiscal year. Sony recorded equity income of 5.8 billion yen for SONY BMG during the current fiscal year, compared to an equity loss of 3.4 billion yen in the previous fiscal year as a result of a reduction in restructuring charges and the realization of incremental cost savings. However, Sony recorded an equity in net loss of 7.2 billion yen for S-LCD, a joint-venture with Samsung for the manufacture of amorphous TFT LCD panels and equity in net loss of 16.9 billion yen for MGM. The equity in net loss for MGM includes non-cash interest of 6.0 billion yen on cumulative preferred stock.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

In the fiscal year ended March 31, 2006, minority interest in loss of consolidated subsidiaries of 0.6 billion yen was recorded compared to minority interest in income of 1.7 billion yen for the previous fiscal year. This loss was primarily due to the recording of loss at ST Mobile Display Corporation, a joint venture with Toyota Industries Corporation for the manufacture of low-temperature polysilicon thin film transistor liquid crystal display panels for mobile products.

Net Income

Net income for the fiscal year ended March 31, 2006 decreased by 40.2 billion yen, or 24.5 percent, to 123.6 billion yen compared with the previous fiscal year. This decrease was primarily the result of the above-mentioned increase in income taxes and decrease in equity in net income of affiliated companies. As a percentage of sales, net income decreased from 2.3 percent to 1.6 percent. Return on stockholders’ equity decreased from 6.2 percent to 4.1 percent. (This ratio is calculated by dividing net income by the simple average of stockholders’ equity at the end of the previous fiscal year and at the end of the fiscal year ended March 31, 2006.)

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

Business Segment Information

	Fiscal Year Ended
	March 31
	2005	2006	Percent change
	(Yen in billions)

Sales and operating revenue
Electronics	5,094.5	5,176.4	+1.6%
Game	729.8	958.6	+31.4
Pictures	733.7	745.9	+1.7
Financial Services	560.6	743.2	+32.6
All Other	470.9	426.0	−9.5
Elimination	(398.1)	(539.5)	—

Consolidated	7,191.3	7,510.6	+4.4

	Fiscal Year Ended
	March 31
	2005	2006	Percent change
	(Yen in billions)

Operating income (loss)
Electronics	2.9	6.9	+140.0%
Game	43.2	8.7	−79.7
Pictures	63.9	27.4	−57.1
Financial Services	55.5	188.3	+239.4
All Other	5.1	20.5	+305.4

Sub-Total	170.5	251.9	+47.8
Elimination and unallocated corporate expenses	(24.9)	(25.5)	—

Consolidated	145.6	226.4	+55.5

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

Effective April 1, 2005, Sony no longer breaks out its music business as a reportable segment as it no longer meets the materiality threshold. Accordingly, the results for Sony’s music business are now included within All Other, and the results for the fiscal year ended March 31, 2005 have been reclassified to All Other for comparative purposes. Results for the fiscal year ended March 31, 2006 in All Other include the results of SMEI music publishing business and SMEJ, excluding Sony’s Japan-based disc manufacturing business which, as noted above, has been reclassified to the Electronics segment. However, results for the previous fiscal year in All Other include the consolidated results for SMEI’s recorded music business for the period through August 1, 2004, as well as the results for SMEI’s music publishing business and SMEJ excluding Sony’s Japan-based disc manufacturing business.

Electronics

Sales and operating revenue for the fiscal year ended March 31, 2006 increased 81.8 billion yen, or 1.6 percent, to 5,176.4 billion yen compared with the previous fiscal year. Operating profit of 6.9 billion in the Electronics segment was recorded compared to operating profit of 2.9 billion yen in the previous fiscal year. Despite the increase in sales, sales to outside customers, on a yen basis, decreased 1.0 percent compared to the previous fiscal year. With respect to sales to outside customers by geographical area, sales decreased by 12 percent in Japan, by 3 percent in the U.S., by 4 percent in Europe and increased by 12 percent in Other Areas.

In Japan, although there was a significant increase in the sales of LCD televisions, as well as increased sales for flash memory and hard drive digital audio players, sales decreased for such products as mobile phones, principally to Sony Ericsson, CRT televisions and plasma televisions. In the U.S., although there was an increase in sales of LCD and rear projection televisions, sales decreased for such products as CRT and plasma televisions. In Europe, although sales increased for such products as LCD televisions, there was a decline in sales of such products as CRT and plasma televisions, and mobile phones, primarily to Sony Ericsson. In Other Areas, sales of such products as LCD televisions and PCs increased, while sales of such products as CD-R/RW drives and CRT televisions decreased.

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

“Televisions” sales increased by 6.6 billion yen, or 0.7 percent, to 927.8 billion yen. There was a significant increase in worldwide sales of LCD televisions, as worldwide shipments of LCD televisions increased by approximately 1.8 million units, to approximately 2.8 million units. Sales of rear projection televisions increased as the sales percentage of higher priced units increased, although worldwide shipments remained largely unchanged at approximately 1.2 million units. On the other hand, there was a significant decrease in worldwide sales of CRT televisions, primarily as a result of both a decrease in worldwide shipments of CRT televisions, by approximately 2.7 million units to approximately 6.8 million units and a fall in unit prices due to the continued shift in demand towards flat panel televisions. In addition, sales of plasma televisions, where new product development has been terminated, also decreased worldwide.

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

“Semiconductors” sales decreased by 12.0 billion yen, or 6.5 percent, to 172.2 billion yen. The decrease was due to a decrease in sales of CCDs as the result of pricing pressures.

“Components” sales increased by 49.6 billion yen, or 6.6 percent, to 800.7 billion yen. This increase was primarily due to an increase in sales of lithium-ion batteries, primarily for use in PCs and power tools, and Memory Sticks. On the other hand, sales of CD-R/RW drives and optical pickups declined, primarily as a result of significant unit price declines. Sales of DVD+/-R/RW drives increased, despite a deterioration in unit selling prices, as a result of a significant growth in units sold in association with the expansion of the market.

“Other” sales decreased by 65.4 billion yen, or 12.0 percent, to 481.4 billion yen. This decrease was the result of a decrease in sales of mobile phones, primarily to Sony Ericsson.

In the Electronics segment, cost of sales for the fiscal year ended March 31, 2006 increased by 63.3 billion yen, or 1.5 percent to 4,174.6 billion yen compared with the previous fiscal year. The cost of sales ratio decreased by 0.1 percent to 80.6 percent compared to 80.7 percent in the previous fiscal year. Although there was an improvement in the cost of sales ratio for such products as video cameras and PCs, products that contributed to the deterioration in the cost of sales ratio included image sensors and CRT televisions, which experienced decreased sales. Restructuring charges recorded in cost of sales amounted to 23.8 billion yen, an increase of 14.2 billion yen compared with the 9.6 billion yen recorded in the previous fiscal year. Research and development costs decreased 15.2 billion yen, or 3.5 percent, from 433.3 billion yen in the previous fiscal year to 418.1 billion yen.

Selling, general and administrative expenses decreased by 25.4 billion yen, or 2.7 percent to 931.1 billion yen compared with the previous fiscal year. The primary reason for this decrease was the recording of a 64.5 billion yen net gain resulting from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund. Of the restructuring charges recorded in the Electronics segment, the amount recorded in selling, general and administrative expenses decreased by 4.1 billion yen from 53.6 billion yen in the previous fiscal year to 49.5 billion yen. Of the restructuring charges recorded in selling, general and administrative expenses, the amount recorded for headcount reductions, including reductions through the early retirement program, was 45.1 billion yen, a decrease of 5.8 billion yen compared with the previous fiscal year. On the other hand, royalty expenses decreased 17.2 billion yen. The ratio of selling, general and administrative expenses to sales decreased 0.8 percentage points from the 18.8 percent recorded in the previous fiscal year to 18.0 percent.

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

The amount of operating profit recorded in the Electronics segment for the fiscal year ended March 31, 2006 increased as a result of the net gain resulting from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund, despite the recording of increased restructuring charges. Excluding the impact of restructuring charges and the net gain resulting from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund, profit performance by product reflected an increase in operating losses recorded by CRT televisions and LCD televisions and a decrease in operating income recorded by image sensors. On the other hand, there was a decrease in the operating loss recorded by DVD recorders (including PSXTM) as well as an increase in operating income for video cameras and PCs.

Manufacturing by Geographic Area

Slightly more than 50 percent of the Electronics segment’s total annual production during the fiscal year ended March 31, 2006 took place in Japan, including the production of digital cameras, video cameras, flat panel televisions, PCs, semiconductors and components such as batteries and Memory Sticks. Approximately 65 percent of the annual production in Japan was destined for other regions. China accounted for slightly more than 10 percent of total annual production, approximately 70 percent of which was destined for other regions. Asia, excluding Japan and China, accounted for slightly more than 10 percent of total annual production, with approximately 60 percent destined for Japan, the U.S. and Europe. The Americas and Europe together accounted for the remaining balance of slightly less than 25 percent of total annual production, most of which was destined for local distribution and sale.

Game

Sales for the fiscal year ended March 31, 2006 increased by 228.9 billion yen, or 31.4 percent compared with the previous fiscal year, to 958.6 billion yen. Operating income decreased by 34.4 billion yen, or 79.7 percent, to 8.7 billion yen compared with the previous fiscal year, and the operating income margin decreased from 5.9 percent to 0.9 percent.

By region, although sales decreased slightly in Japan, there was an increase in sales in the U.S. and Europe.

There was a significant increase in hardware sales compared to the previous fiscal year. Sales increased significantly, mainly in the U.S and Europe, and sales in Japan remained relatively unchanged compared to the previous fiscal year, primarily due to a significant contribution to sales from the PSP, which experienced favorable growth in all geographic areas and the fact that PlayStation®2 (“PS2”) sales were on a par with those in the previous fiscal year. In addition, although PS2 software sales decreased, as a result of the contribution to sales from PSP software, software sales in Japan, the U.S. and Europe were relatively unchanged compared to the previous fiscal year.

Total worldwide production shipments of hardware and software were as follows:

Worldwide hardware production shipments (increase compared to the previous fiscal year):*

à PS2:	16.22 million units (an increase of 0.05 million units)
à PSP:	14.06 million units (an increase of 11.09 million units)

Worldwide software production shipments (increase/decrease compared to the previous fiscal year):*/**

à PS2:	223 million units (a decrease of 29 million units)
à PSP:	41.6 million units (an increase of 35.9 million units)

* Production shipments of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

** Including those both from Sony and third parties under Sony licenses.

Operating income decreased significantly compared with the previous fiscal year. Although profits from the PS2 and PSP businesses exceeded those in the previous fiscal year, the decrease in operating income was mainly the result of continued high research and development costs associated with the PS3, as well as the recording of charges associated with preparation for the launch of the PS3 platform including a write-down of approximately 25.0 billion yen for semiconductor components used in the PS3.

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

As of March 31, 2006, unrecognized license fee revenue at SPE was approximately 1.2 billion U.S. dollars. SPE expects to record this amount in the future having entered into contracts with television broadcasters to provide those broadcasters with completed motion picture and television products. The license fee revenue will be recognized in the fiscal year that the product is available for broadcast.

Financial Services

Please note that the revenue and operating income at Sony Life, Sony Assurance and Sony Bank discussed below on a U.S. GAAP basis differ from the results that Sony Life, Sony Assurance and Sony Bank disclose on a Japanese statutory basis.

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

At Sony Finance, a leasing and credit financing business subsidiary in Japan, revenue increased due to an increase in leasing and credit card revenue. In terms of profitability, a reduced operating loss was recorded compared to the previous fiscal year, as a result of improved profitability at a credit card business at Sony Finance.

Condensed Statements of Income Separating Out the Financial Services Segment (Unaudited)

The following schedule shows unaudited condensed statements of income for the Financial Services segment and all other segments excluding Financial Services as well as condensed consolidated statements of income. This presentation is not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful for understanding and analyzing Sony’s consolidated financial statements.

Transactions between the Financial Services segment and all other segments excluding Financial Services are eliminated in the consolidated figures shown below.

Condensed Statements of Income

	Fiscal Year ended March 31
Financial Services	2005	2006
	(Yen in millions)

Financial service revenue	560,557	743,215
Financial service expenses	505,067	554,892

Operating income	55,490	188,323
Other income (expenses), net	9,177	24,522

Income before income taxes	64,667	212,845
Income taxes and other	23,634	78,527

Income before cumulative effect of an accounting change	41,033	134,318
Cumulative effect of an accounting change	(4,713)	—

Net income	36,320	134,318

	Fiscal Year ended March 31
Sony without Financial Services	2005	2006
	(Yen in millions)

Net sales and operating revenue	6,664,437	6,799,068
Costs and expenses	6,575,354	6,762,194

Operating income	89,083	36,874
Other income (expenses), net	9,957	36,610

Income before income taxes	99,040	73,484
Income taxes and other	(34,979)	84,186

Income (loss) before cumulative effect of an accounting change	134,019	(10,702)
Cumulative effect of an accounting change	—	—

Net income (loss)	134,019	(10,702)

	Fiscal Year ended March 31
Consolidated	2005	2006
	(Yen in millions)

Financial service revenue	537,715	720,566
Net sales and operating revenue	6,653,610	6,790,031

	7,191,325	7,510,597
Costs and expenses	7,045,697	7,284,181

Operating income	145,628	226,416
Other income (expenses), net	11,579	59,913

Income before income taxes	157,207	286,329
Income taxes and other	(11,344)	162,713

Income before cumulative effect of an accounting change	168,551	123,616
Cumulative effect of an accounting change	(4,713)	—

Net income	163,838	123,616

All Other

During the fiscal year ended March 31, 2006, sales within All Other were comprised mainly of sales from SMEJ, a Japanese domestic recorded music business; SMEI’s music publishing business; So-net, an Internet-related service business subsidiary operating mainly in Japan; a retailer of imported general merchandise in Japan; an in-house facilities management business in Japan; and an advertising agency business in Japan. Results for the first four months of the previous fiscal year in All Other incorporated the results for SMEI’s recorded music business, which, as noted above, was combined with Bertelsmann AG’s recorded music business to form the SONY BMG joint venture which is accounted for by the equity method.

Sales for the fiscal year ended March 31, 2006 decreased by 44.9 billion yen, or 9.5 percent, to 426.0 billion yen, compared with the previous fiscal year. Of total segment sales, 81 percent were sales to outside customers. In terms of profit performance, operating income for All Other increased for the fiscal year from 5.1 billion yen to 20.5 billion yen.

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

Excluding sales recorded within Sony’s music business, there was an increase in sales within All Other. This increase was mainly due to strong sales at a business engaged in the production and marketing of animation products, favorable sales both at So-net and its subsidiaries, as well as an increase in sales recorded at an imported general merchandise retail business.

Regarding profit performance within All Other, operating income of 20.5 billion yen was recorded, a 15.5 billion yen increase compared to the 5.1 billion yen of operating income recorded in the previous fiscal year. This increase was mainly the result of the fact that the results for SMEI’s recorded music business, which recorded an operating loss in the previous fiscal year, are now recorded as part of the results of the SONY BMG joint venture, and the continued strong performance at SMEJ, where operating income increased approximately 40 percent compared to the previous fiscal year mainly due to an improvement in the cost of sales ratio and the recording of a net gain resulting from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund.

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

Therefore, analysis and discussion of certain portions of the operating results of SPE are specified as being on “a U.S. dollar basis.” Results on a U.S. dollar basis are not on the same basis as Sony’s consolidated financial statements and do not conform with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that results presented on a local currency basis provide additional useful information to investors regarding operating performance.

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

SGTS in London provides integrated treasury services for Sony Corporation and its subsidiaries. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS for hedging their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. The concentration of foreign exchange exposures at SGTS means that, in effect, SGTS hedges the net foreign exchange exposure of Sony Corporation and its subsidiaries. SGTS in turn enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of the transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures on average three months before the actual transactions take place. However, in certain cases SGTS partially hedges the projected exposures one month before the actual transactions take place when business requirements such as shorter production-sales cycle for certain products arise. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment utilized for portfolio investments and ALM.

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

Assets, Liabilities and Stockholders’ Equity

Assets

Total assets on March 31, 2007 increased by 1,108.6 billion yen, or 10.5 percent, to 11,716.4 billion yen, compared with the previous fiscal year-end. Total assets on March 31, 2007 in all segments excluding the Financial Services segment increased by 711.3 billion yen, or 11.1 percent, to 7,098.1 billion yen and total assets on March 31, 2007 in the Financial Services segment increased by 409.5 billion yen, or 9.0 percent, to 4,977.6 billion yen, compared with the previous fiscal year-end.

Current Assets

Current assets on March 31, 2007 increased by 777.2 billion yen, or 20.6 percent, to 4,546.7 billion yen compared with the previous fiscal year-end. Current assets on March 31, 2007 in all segments, excluding the Financial Services segment, increased by 538.4 billion yen, or 18.2 percent, to 3,495.0 billion yen.

Cash and cash equivalents on March 31, 2007 in all segments, excluding the Financial Services segment, decreased 62.6 billion yen, or 10.7 percent, to 522.9 billion yen compared with the previous fiscal year-end.

Notes and accounts receivable, trade (net of allowance for doubtful accounts and sales returns) on March 31, 2007, excluding the Financial Services segment, increased 369.5 billion yen, or 37.9 percent, compared with the previous fiscal year-end to 1,343.1 billion yen. This was primarily the result of an increase in sales of the PS3.

Inventories on March 31, 2007 increased by 136.2 billion yen, or 16.9 percent, to 940.9 billion yen compared with the previous fiscal year-end. This increase was primarily a result of both increased semiconductor inventory, primarily for use in the PS3, and LCD television inventory in the Electronics segment and increased inventory in the Game segment resulting from the world-wide introduction of the PS3 platform. The inventory to cost of sales turnover ratio (based on the average of inventories at the end of each fiscal year and the previous fiscal year) was 1.78 months compared to 1.67 months at the end of the previous fiscal year. Sony considers this level of inventory to be appropriate in the aggregate.

Current assets on March 31, 2007 in the Financial Services segment increased by 237.8 billion yen, or 27.9 percent, to 1,089.3 billion yen, compared with the previous fiscal year-end. This increase was primarily due to an expansion of the life insurance and banking businesses.

Investments and Advances

Investments and advances on March 31, 2007 increased by 368.8 billion yen, or 10.5 percent, to 3,888.7 billion yen, compared with the previous fiscal year-end.

Investments and advances on March 31, 2007 in all segments, excluding the Financial Services segment, increased by 148.8 billion yen, or 31.3 percent, to 623.3 billion yen. This was primarily a result of an increase in investments and advances towards affiliated companies such as Sony Ericsson and S-LCD.

Investments and advances on March 31, 2007 in the Financial Services segment increased by 216.6 billion yen, or 6.9 percent, to 3,347.9 billion yen, compared with the previous fiscal year-end. This increase was primarily due to investments mainly in Japanese fixed income securities by Sony Life, which increased assets as a result of an expansion of business, and an increase in mortgage loans at Sony Bank.

Also refer to “Investments” below.

Property, Plant and Equipment (after deduction of accumulated depreciation)

Property, plant and equipment on March 31, 2007 increased by 33.0 billion yen, or 2.4 percent, to 1,421.5 billion yen, compared with the previous fiscal year-end.

Property, plant and equipment on March 31, 2007 in all segments, excluding the Financial Services segment, increased by 31.7 billion yen, or 2.3 percent, to 1,382.9 billion yen, compared with the previous fiscal year-end.

Capital expenditures (part of the increase in property, plant and equipment) for the fiscal year ended March 31, 2007 increased by 29.8 billion yen, or 7.8 percent, to 414.1 billion yen compared with the previous fiscal year. Capital expenditures in the Electronics segment increased by 22.9 billion yen, or 7.0 percent, to 351.5 billion yen. Capital expenditures in the semiconductor business within the Electronics segment, including capital expenditures related to the Cell Broadband Enginetm (“Cell/B.E.”), totaled approximately 150.0 billion yen. Capital expenditures increased in the Game segment by 8.4 billion yen, or 99.5 percent, to 16.8 billion yen. In the Pictures segment, capital expenditures increased by 0.9 billion yen, or 8.6 percent to 11.0 billion yen. In All Other, which includes Sony’s consolidated music business, 5.6 billion yen of capital expenditures were recorded, compared to the 4.2 billion yen of capital expenditures recorded in the previous fiscal year.

Property, plant and equipment on March 31, 2007 in the Financial Services segment increased by 1.2 billion yen, or 3.3 percent, to 38.7 billion yen compared with the previous fiscal year-end. Capital expenditures in the Financial Services segment increased by 2.4 billion yen, or 53.4 percent, to 6.8 billion yen.

Other Assets

Other assets on March 31, 2007 decreased by 18.7 billion yen, or 1.2 percent, to 1,550.7 billion yen, compared with the previous fiscal year end.

Other assets on March 31, 2007 in all segments, excluding the Financial Services segment, increased by 44.1 billion yen to 1,100.8 billion yen compared with the previous fiscal year-end.

Deferred tax assets on March 31, 2007 increased by 38.2 billion yen, or 21.4 percent, to 217.0 billion yen compared with the previous fiscal year end. The increase is due primarily to an increase of deferred tax assets recorded in connection with tax loss carryforwards of foreign subsidiaries in the Game segment.

Other assets in the Financial Services segment on March 31, 2007 decreased by 46.2 billion yen, or 8.4 percent, to 501.8 billion yen compared with the previous fiscal year-end.

Liabilities

Total current and long-term liabilities on March 31, 2007 increased by 939.9 billion yen, or 12.8 percent, to 8,306.7 billion yen compared with the previous fiscal year-end. Total current and long-term liabilities on March 31, 2007 in all segments, excluding the Financial Services segment, increased by 589.0 billion yen, or 16.6 percent, to 4,140.9 billion yen. Total current and long-term liabilities in the Financial Services segment on March 31, 2007 increased by 363.2 billion yen, or 9.1 percent, to 4,337.7 billion yen, compared with the previous fiscal year-end.

Current Liabilities

Current liabilities on March 31, 2007 increased by 351.6 billion yen, or 11.0 percent, to 3,551.9 billion yen compared with the previous fiscal year-end. Current liabilities on March 31, 2007 in all segments excluding the Financial Services segment increased by 311.3 billion yen, or 13.4 percent, to 2,640.6 billion yen.

Short-term borrowings and the current portion of long-term debt on March 31, 2007 in all segments, excluding the Financial Services segment, decreased 144.1 billion yen, or 64.0 percent, to 80.9 billion yen compared with the previous fiscal year-end. This was principally as a result of a decrease in the current portion of long-term debt, due to the redemption of straight bonds and medium-term notes.

Notes and accounts payable, trade on March 31, 2007 in all segments, excluding the Financial Services segment, increased by 362.9 billion yen, or 45.1 percent, to 1,167.3 billion yen compared with the previous fiscal year-end.

Current liabilities on March 31, 2007 in the Financial Services segment increased by 39.1 billion yen, or 4.3 percent, to 957.5 billion yen, mainly due to an increase in deposits from customers at Sony Bank.

Long-term Liabilities

Long-term liabilities on March 31, 2007 increased by 588.3 billion yen, or 14.1 percent, to 4,754.8 billion yen compared with the previous fiscal year-end.

Long-term liabilities on March 31, 2007 in all segments, excluding the Financial Services segment, increased by 277.7 billion yen, or 22.7 percent, to 1,500.3 billion yen. In addition, long-term debt on March 31, 2007 in all segments, excluding the Financial Services segment, increased by 223.9 billion yen, or 31.9 percent, to 925.3 billion yen.

Long-term debt increased primarily due to the execution of yen-denominated syndicated loans for the purpose of allocating funds for general corporate purposes, including capital expenditures, and for debt redemption.

Long-term liabilities on March 31, 2007 in the Financial Services segment increased by 324.0 billion yen, or 10.6 percent, to 3,380.2 billion yen. This was due to an increase in insurance-in-force in the life insurance business which resulted in an increase in future insurance policy benefits and other of 293.3 billion yen, or 10.7 percent, to 3,037.7 billion yen.

Total Interest-bearing Debt

Total interest-bearing debt on March 31, 2007 decreased by 4.8 billion yen, or 0.4 percent, to 1,096.5 billion yen, compared with the previous fiscal year-end. Total interest-bearing debt on March 31, 2007 in all segments, excluding the Financial Services segment, increased by 79.7 billion yen, or 8.6 percent, to 1,006.2 billion yen.

Stockholders’ Equity

Stockholders’ equity on March 31, 2007 increased by 166.9 billion yen, or 5.2 percent, to 3,370.7 billion yen compared with the previous fiscal year-end. Retained earnings increased 116.9 billion yen compared with the previous fiscal year-end, and accumulated other comprehensive income (net of tax) was 115.5 billion yen. This was primarily due to accumulated other comprehensive income of 86.3 billion yen arising from foreign currency translation adjustments in the current fiscal year due to the depreciation of the yen, partially offset by a decrease in unrealized gains on securities in accumulated other comprehensive income of 14.7 billion yen in the current fiscal year. The ratio of stockholders’ equity to total assets decreased 1.4 percentage points compared to the end of the previous fiscal year, from 30.2 percent to 28.8 percent.

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

Financial Services

	March 31
	2006	2007
	(Yen in millions)

ASSETS
Current assets:
Cash and cash equivalents	117,630	277,048
Marketable securities	532,895	490,237
Other	200,929	321,969

	851,454	1,089,254
Investments and advances	3,131,269	3,347,897
Property, plant and equipment	37,422	38,671
Other assets:
Deferred insurance acquisition costs	383,156	394,117
Other	164,827	107,703

	547,983	501,820

	4,568,128	4,977,642

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	136,723	48,688
Notes and accounts payable, trade	11,707	13,159
Deposits from customers in the banking business	599,952	752,367
Other	169,956	143,245

	918,338	957,459
Long-term liabilities:
Long-term debt	128,097	129,484
Accrued pension and severance costs	13,479	8,773
Future insurance policy benefits and other	2,744,321	3,037,666
Other	170,294	204,317

	3,056,191	3,380,240
Minority interest in consolidated subsidiaries	4,089	5,145
Stockholders’ equity	589,510	634,798

	4,568,128	4,977,642

Sony without Financial Services

	March 31
	2006	2007
	(Yen in millions)

ASSETS
Current assets:
Cash and cash equivalents	585,468	522,851
Marketable securities	4,073	3,078
Notes and accounts receivable, trade	973,675	1,343,128
Other	1,393,306	1,625,914

	2,956,522	3,494,971
Film costs	360,372	308,694
Investments and advances	474,568	623,342
Investments in Financial Services, at cost	187,400	187,400
Property, plant and equipment	1,351,125	1,382,860
Other assets	1,056,726	1,100,795

	6,386,713	7,098,062

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	225,082	80,944
Notes and accounts payable, trade	804,394	1,167,324
Other	1,299,809	1,392,333

	2,329,285	2,640,601
Long-term liabilities:
Long-term debt	701,372	925,259
Accrued pension and severance costs	168,768	164,701
Other	352,457	410,354

	1,222,597	1,500,314
Minority interest in consolidated subsidiaries	32,623	32,808
Stockholders’ equity	2,802,208	2,924,339

	6,386,713	7,098,062

Consolidated

	March 31
	2006	2007
	(Yen in millions)

ASSETS
Current assets:
Cash and cash equivalents	703,098	799,899
Marketable securities	536,968	493,315
Notes and accounts receivable, trade	985,508	1,369,777
Other	1,543,950	1,883,732

	3,769,524	4,546,723
Film costs	360,372	308,694
Investments and advances	3,519,907	3,888,736
Property, plant and equipment	1,388,547	1,421,531
Other assets:
Deferred insurance acquisition costs	383,156	394,117
Other	1,186,247	1,156,561

	1,569,403	1,550,678

	10,607,753	11,716,362

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	336,321	95,461
Notes and accounts payable, trade	813,332	1,179,694
Deposits from customers in the banking business	599,952	752,367
Other	1,450,623	1,524,330

	3,200,228	3,551,852
Long-term liabilities:
Long-term debt	764,898	1,001,005
Accrued pension and severance costs	182,247	173,474
Future insurance policy benefits and other	2,744,321	3,037,666
Other	475,106	542,691

	4,166,572	4,754,836
Minority interest in consolidated subsidiaries	37,101	38,970
Stockholders’ equity	3,203,852	3,370,704

	10,607,753	11,716,362

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

In evaluating the factors for available-for-sale securities with readily determinable fair values, management presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally a period of up to six months). The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support the conclusion that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.

The assessment of whether a decline in the value of an investment is other-than-temporary is often judgmental in nature and involves certain assumptions and estimates concerning the expected operating results, business plans and future cash flows of the issuer of the security. Accordingly, it is possible that investments in Sony’s portfolio that have had a decline in value that Sony currently believes to be temporary may be determined to be other-than-temporary in the future based on Sony’s evaluation of additional information such as continued poor operating results, future broad declines in value of worldwide equity markets and the effect of worldwide interest rate fluctuations. As a result, unrealized losses recorded for investments may be recognized into income in future periods.

The following table contains available-for-sale and held to maturity securities, breaking out the unrealized gains and losses by investment category.

	March 31, 2007
		Unrealized	Unrealized	Fair Market
	Cost	Gain	Loss	Value
	(Yen in millions)

Financial Services Business:
Available-for-sale
Debt securities
Sony Life	2,129,352	17,679	(3,052)	2,143,979
Other	381,663	5,983	(5,794)	381,852
Equity securities
Sony Life	210,009	105,376	(3,579)	311,806
Other	7,341	1,657	(40)	8,958
Held to maturity
Debt securities
Sony Life	—	—	—	—
Other	34,931	165	(127)	34,969

Total Financial Services	2,763,296	130,860	(12,592)	2,881,564

Non-Financial Services:
Available-for-sale securities	70,496	21,909	(3,770)	88,635
Held to maturity securities	1,104	—	—	1,104

Total Non-Financial Services	71,600	21,909	(3,770)	89,739

Consolidated	2,834,896	152,769	(16,362)	2,971,303

The most significant portion of these unrealized losses relate to investments held by Sony Life. Sony Life principally invests in debt securities in various industries. Almost all of these securities were rated “BBB” or higher by Standard & Poor’s, Moody’s or other rating agencies. As of March 31, 2007, Sony Life had debt and equity securities which had gross unrealized losses of 3.1 billion yen and 3.6 billion yen, respectively. Of the unrealized loss amounts recorded by Sony Life, approximately 46 percent relate to securities being in an unrealized loss position for periods greater than 12 months as of March 31, 2007. These unrealized losses related to numerous investments, with no single investment being in a material unrealized loss position for the above-mentioned periods. In addition, there was no individual security with unrealized losses that met the test discussed above for impairment as the declines in value were observed to be small both in amounts and percentage, and therefore, the decline in value for those investments was still determined to be temporary in nature. The percentage of non-investment grade securities held by Sony Life represents approximately 0.1 percent of Sony Life’s total investment portfolio, while the percentage of unrealized losses that relate to those non-investment grade securities was approximately 1 percent of Sony Life’s total unrealized losses as of March 31, 2007.

For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2007 (3.1 billion yen), maturity dates vary as follows:

• Within 1 year:	0.4 percent
• 1 to 5 years:	96.0 percent
• 5 to 10 years:	3.4 percent
• Above 10 years:	0.2 percent

Sony also maintains long-term investment securities issued by a number of non-public companies. The aggregate carrying amount of the investments in non-public companies at March 31, 2007 was 64.9 billion yen. A non-public equity investment is valued at cost as fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other-than-temporary, the impairment of the investment is recognized and the carrying value is reduced to its fair value.

For the fiscal years ended March 31, 2005, 2006 and 2007, total impairment losses were 4.2 billion yen, 4.0 billion yen and 7.4 billion yen, of which 0.5 billion yen, 0.2 billion yen and 6.1 billion yen, respectively, were recorded by Sony Life in Financial Services revenue. Impairment losses other than at Sony Life in each of the three years were reflected in non-operating expenses and primarily relate to certain strategic investments in non-financial services businesses. These investments primarily relate to the certain strategic investments in Japan and the U.S. with which Sony has strategic relationships for the purposes of developing and marketing new technologies. The impairment losses were recorded for each of the three fiscal years as these companies failed to successfully develop and market such technology, the operating performance of the companies was more unfavorable than previously expected and the decline in fair value of these companies was judged as other-than-temporary. None of these impairment losses was individually material to Sony.

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

Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. Sony Life and Sony Bank account for approximately 85 percent and 13 percent of the investments of the Financial Services segment, respectively.

Sony Life’s fundamental investment policy is to build an investment portfolio capable of ensuring stable mid- to long-term returns through the efficient investment of funds, taking into account both expected returns and investment risks and responding flexibly to changes in financial conditions and the investment environment, while maintaining a sound asset base. Moreover, as its fundamental stance towards ALM, a method of managing interest rate fluctuation risk through the comprehensive identification of differences in duration and cash flows between assets and liabilities, Sony Life takes the distinct characteristics of liability into account in order to control price fluctuation risks and establish a portfolio that ensures a certain level of returns. Sony Life adjusts its investing style depending on changes in the investment environment. In the first half of the fiscal year ended March 31, 2007, when interest rates in Japan were increasing, Sony Life invested mainly in long-term Japanese government bonds. Sony Life concentrated its investments in convertible bonds whose prices had declined due to the issuer’s falling stock price.

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

Contractual obligations, commitments, and contingent liabilities

The following table summarizes Sony’s contractual obligations and major commitments as of March 31, 2007. The references to the Notes below refer to a corresponding note within the Notes to Consolidated Financial Statements.

		Payments Due by Period
		Less than		3 to 5	After 5
	Total	1 year	1 to 3 year	year	year

	(Yen in millions)
Contractual Obligations and Major Commitments:*
Long-term debt (Note 11)
Capital lease obligations (Notes 8 and 11)	49,403	12,559	13,674	6,052	17,118
Other long-term debt (Note 11)	994,772	30,611	448,404	272,798	242,959
Minimum rental payments required under operating leases (Note 8)	202,723	46,154	64,811	31,129	60,629
Purchase commitments for property, plant and equipment and other assets (Note 23)	43,329	43,083	213	33	—
Expected cost for the production or purchase of films and television programming or certain rights (Note 23)	67,717	54,940	12,033	585	159
Partnership program contract with Fédération Internationale de Football Association (Note 23)	30,939	3,897	7,794	9,624	9,624
8th generation amorphous TFT-LCD panel manufacturing line at joint venture, S-LCD Corporation (Note 23)	50,200	50,200	—	—	—

*The total amount of expected future pension payments is not included in either the above table or the total amount of commitments outstanding at March 31, 2007 discussed below as such amount is not currently determinable. Sony expects to contribute approximately 37.0 billion yen to the Japanese pension plans and approximately 5.0 billion yen to the foreign pension plans during the fiscal year ending March 31, 2008 (Note 14).

*The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included in either the above table or the amount of commitments outstanding at March 31, 2007 discussed below as it is not foreseeable how many loans will be executed. The total unused portion of the line of credit extended under these contracts was 348.4 billion yen as of March 31, 2007 (Note 23).

*The 5 year Revolving Credit Agreement with Sony BMG, which matures on August 5, 2009 and provides for a base commitment of 300 million U.S. dollars and additional incremental borrowings of up to 150 million U.S. dollars, is not included in either the above table or the amount of commitments outstanding at March 31, 2007 discussed below as such amount is not currently determinable. Sony’s outstanding commitment under this Credit Agreement as of March 31, 2007 was 26.6 billion yen (Note 23).

The total amount of commitments outstanding at March 31, 2007 was 296.1 billion yen (Note 23). The commitments include major purchase obligations as shown above.

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2007, such commitments outstanding were 43.3 billion yen.

A subsidiary in the Pictures segment has committed to fund a portion of the production costs of completed films and is responsible for all distribution and marketing expenses relating to these films under a distribution agreement with a third party. Further, certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights therein. As of March 31, 2007, the total amount of the expected cost for the production or purchase of films and television programming or certain rights under the above commitments was 67.7 billion yen.

Sony Corporation has entered into a partnership program contract with Fédération Internationale de Football Association (“FIFA”). Through this program Sony Corporation will be able to exercise various rights as an official sponsor of FIFA events from 2007 to 2014. As of March 31, 2007, Sony Corporation was committed to make payments of 30.9 billion yen under such contract.

In July 2006, Sony Corporation and Samsung signed the final contract with respect to the construction of an 8th generation amorphous TFT-LCD panel manufacturing line at their joint venture, S-LCD. As of March 31, 2007, Sony Corporation was committed to make payments of 50.2 billion yen under such contract.

In order to fulfill its commitments, Sony will use cash generated by its operating activities, intra-group loans and borrowings from subsidiaries with excess funds to subsidiaries that are short of funds through its finance subsidiaries, and, when necessary, raise funds from the global capital markets and banks.

The following table summarizes Sony’s contingent liabilities as of March 31, 2007.

Total Amounts of
Contingent Liabilities

Contingent Liabilities: (Note 23)	(Yen in millions )
Loan guarantees to related parties	11,100
Other	10,581

Total contingent liabilities	21,681

Off-Balance Sheet Arrangements

Sony has several off-balance sheet arrangements to provide liquidity, capital resources and/or credit risk support.

During the fiscal year ended March 31, 2005, Sony entered into accounts receivable sales programs that provide for the accelerated receipt of up to 47.5 billion yen of eligible trade accounts receivable of Sony Corporation. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. These transactions are accounted for as a sale in accordance with Financial Accounting Standards (“FAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, because Sony has relinquished control of the receivables. Accordingly, accounts receivable sold under these transactions are excluded from receivables in the accompanying consolidated balance sheet. The initial sale of these receivables was in March 2005, and Sony sold a total of 10.0 billion yen for the fiscal year ended March 31, 2005. Total receivables sold for the fiscal years ended March 2006 and 2007 were 146.2 billion yen and 152.5 billion yen, respectively. Losses from these transactions were insignificant. Although Sony continues servicing the sold receivables, no servicing liabilities are recorded because costs regarding collection of the sold receivables are insignificant.

Refer to Note 6 of Notes to Consolidated Financial Statements for more information on the accounts receivable securitization.

Sony has, from time to time, entered into various arrangements with variable interest entities (“VIEs”). In several of the arrangements in which Sony holds a significant variable interest, Sony is the primary beneficiary and therefore consolidates these VIEs. These arrangements include facilities which provide for the leasing of certain property, the financing of film production and the U.S. based music publishing business. In addition, Sony holds a significant variable interest in VIEs in which Sony is not the primary beneficiary and therefore does not consolidate. These VIEs include the film production/co-financing arrangements noted as follows.

On December 30, 2005, a subsidiary in the Pictures segment entered into a production/co-financing agreement with a VIE to co-finance 11 films that were released over the 15 months ended March 31, 2007. The subsidiary received 373 million U.S. dollars over the term of the agreement to fund the production or acquisition cost of films (including fees and expenses). The subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE. On April 28, 2006, the subsidiary entered into a second production/co-financing agreement with a VIE to co-finance additional films. Nine films are anticipated to be released under this financing arrangement. The subsidiary will receive approximately 240 million U.S. dollars over the term of the agreement to fund the production or acquisition cost of the films (including fees and expenses). Similar to the first agreement, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. As of March 31, 2007, three co-financed films have been released by the subsidiary and 37 million U.S. dollars has been received from the VIE under this agreement. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE. On January 19, 2007, the subsidiary entered into a third production/co-financing agreement with a VIE to co-finance a majority of the films to be submitted through March 2012. The subsidiary has received a commitment from the VIE that the VIE will fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). As of March 31, 2007, no films of the subsidiary have been funded by this VIE. Similar to the first two agreements, the subsidiary is responsible for marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE.

Refer to Note 22 of Notes to Consolidated Financial Statements for more information on variable interest entities.

Cash Flows
(The fiscal year ended March 31, 2007 compared with the fiscal year ended March 31, 2006)

Operating Activities: During the fiscal year ended March 31, 2007, Sony generated 561.0 billion yen of net cash from operating activities, an increase of 161.2 billion yen, or 40.3 percent compared with the previous fiscal year. Of this total, all segments excluding the Financial Services segment generated 305.6 billion yen of net cash from operating activities, an increase of 53.6 billion yen, or 21.3 percent, compared with the previous fiscal year, and the Financial Services segment generated 256.5 billion yen of net cash from operating activities, an increase of 109.4 billion yen, or 74.3 percent, compared with the previous fiscal year.

During the fiscal year, there was a positive impact on operating cash flow from an increase in notes and accounts payable, trade, and an increase in future insurance policy benefits and other as well as the contribution of net income after taking into account depreciation and amortization. However, primarily offsetting these contributions was an increase in notes and accounts receivable, trade, and inventory, particularly within the Electronics and Game segments.

Compared with the previous fiscal year, net cash provided by operating activities increased mainly as a result of an increase in net income after taking into account depreciation and amortization recorded during the fiscal year as compared to the previous fiscal year, as well as the effect of the gain on the transfer to the Japanese government of the substitutional portion of the employee pension fund in the previous fiscal year, and the effect of an increase in revenue from insurance premiums, primarily reflecting an increase in insurance-in-force at Sony Life.

Investing Activities: During the fiscal year, Sony used 715.4 billion yen of net cash in investing activities, a decrease of 155.8 billion yen, or 17.9 percent, compared with the previous fiscal year. Of this total, all segments, excluding the Financial Services segment, used 431.1 billion yen of net cash in investing activities, an increase of 134.7 billion yen, or 45.5 percent, compared with the previous fiscal year, and the Financial Services segment used 276.7 billion yen in net cash, a decrease of 287.0 billion yen, or 50.9 percent compared with the previous fiscal year.

During the fiscal year, purchases of fixed assets (capital expenditures) in the Electronics segment were made primarily for semiconductor manufacturing facilities. Part of an investment in S-LCD was also made for manufacturing facilities for 8th generation TFT LCD panels.

Within the Financial Services segment, payments for investments and advances, such as investments mainly in Japanese fixed income securities at Sony Life and an increase in the outstanding balance of mortgage loans at Sony Bank, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.

Compared with the previous fiscal year, net cash used in investing activities increased within all segments excluding the Financial Services segment, reflecting the additional investment in S-LCD and the purchases of fixed assets noted above. On the other hand, net cash used in the Financial Services segment for investing activities decreased compared to the previous fiscal year due to the fact that there was an increase in the collections of investments and advances as compared to the previous fiscal year.

In all segments excluding the Financial Services segment, the difference between cash generated from operating activities and cash used in investing activities was a net use of cash of 125.5 billion yen, an increase of 81.1 billion yen, or 182.7 percent, as compared to a net use of cash of 44.4 billion yen in the previous fiscal year.

Financing Activities: During the fiscal year ended March 31, 2007, 247.9 billion yen of net cash was provided by financing activities. Of the total, 59.6 billion yen of net cash was generated from financing activities in all segments excluding the Financial Services segment, a decrease of 15.0 billion yen or 20.1 percent, compared to net cash generated in the previous fiscal year of 74.6 billion yen. This was a result, as noted above, of financing carried out through yen-denominated syndicated loans during the current fiscal year.

In the Financial Services segment, as a result of an increase in policyholder accounts at Sony Life and an increase in deposits from customers at the banking business, financing activities generated 179.6 billion yen of net cash.

Accounting for all these factors and the effect of exchange rate changes, the total outstanding balance of cash and cash equivalents at the end of the fiscal year increased by 96.8 billion yen, or 13.8 percent, to 799.9 billion yen, compared with the end of the previous fiscal year. The total outstanding balance of cash and cash equivalents of all segments, excluding the Financial Services segment, decreased by 62.6 billion yen, or 10.7 percent, to 522.9 billion yen, and for the Financial Services segment, increased by 159.4 billion, or 135.5 percent, to 277.0 billion yen, compared with the end of the previous fiscal year.

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

Condensed Statements of Cash Flows

	Fiscal Year ended March 31
Financial Services	2006	2007
	(Yen in millions)

Net cash provided by operating activities	147,149	256,540
Net cash used in investing activities	(563,753)	(276,749)
Net cash provided by financing activities	274,863	179,627

Net increase (decrease) in cash and cash equivalents	(141,741)	159,418
Cash and cash equivalents at beginning of the fiscal year	259,371	117,630

Cash and cash equivalents at end of the fiscal year	117,630	277,048

	Fiscal Year ended March 31
Sony without Financial Services	2006	2007
	(Yen in millions)

Net cash provided by operating activities	251,975	305,571
Net cash used in investing activities	(296,376)	(431,086)
Net cash provided by (used in) financing activities	74,600	59,598
Effect of exchange rate changes on cash and cash equivalents	35,537	3,300

Net increase (decrease) in cash and cash equivalents	65,736	(62,617)
Cash and cash equivalents at beginning of the fiscal year	519,732	585,468

Cash and cash equivalents at end of the fiscal year	585,468	522,851

	Fiscal Year ended March 31
Consolidated	2006	2007
	(Yen in millions)

Net cash provided by operating activities	399,858	561,028
Net cash used in investing activities	(871,264)	(715,430)
Net cash provided by financing activities	359,864	247,903
Effect of exchange rate changes on cash and cash equivalents	35,537	3,300

Net increase (decrease) in cash and cash equivalents	(76,005)	96,801
Cash and cash equivalents at beginning of the fiscal year	779,103	703,098

Cash and cash equivalents at end of the fiscal year	703,098	799,899

Cash Flows
(The fiscal year ended March 31, 2006 compared with the fiscal year ended March 31, 2005)

Operating Activities: During the fiscal year ended March 31, 2006, Sony generated 399.9 billion yen of net cash from operating activities, a decrease of 247.1 billion yen, or 38.2 percent compared with the previous fiscal year. Of this total, all segments, excluding the Financial Services segment, generated 252.0 billion yen of net cash from operating activities, a decrease of 233.5 billion yen, or 48.1 percent, compared with the previous fiscal year, and the Financial Services segment generated 147.1 billion yen of net cash from operating activities, a decrease of 20.9 billion yen, or 12.5 percent, compared with the previous fiscal year.

During the fiscal year, there was a positive impact on operating cash flow mainly from the effect of the profit contribution from the Financial Services segment, and after taking into account depreciation and amortization, as well as the effect of the loss on sale, disposal or impairment of assets, net. However, primarily offsetting these contributions was an increase in inventory, particularly within the Electronics and Game segments, the effect of the non-cash net gain on the transfer to the Japanese Government of the substitutional portion of the employee pension fund, an increase in deferred acquisition costs within the Financial Services segment and effect of the gain on change in interest in subsidiaries and equity investees.

Compared with the previous fiscal year, net cash provided by operating activities decreased mainly as a result of lower net income recorded during the fiscal year as compared to the previous fiscal year, and, as noted above, the increase in inventory during the fiscal year compared with the previous fiscal year, the effect of the gain on the transfer to the Japanese Government of the substitutional portion of the employee pension fund, and of the gain on change in interest in subsidiaries and equity investees.

Investing Activities: During the fiscal year, Sony used 871.3 billion yen of net cash in investing activities, a decrease of 59.9 billion yen, or 6.4 percent, compared with the previous fiscal year. Of this total, all segments, excluding the Financial Services segment, used 296.4 billion yen of net cash in investing activities, a decrease of 175.7 billion yen, or 37.2 percent, compared with the previous fiscal year, and the Financial Services segment used 563.8 billion yen in net cash, an increase of 142.4 billion yen, or 33.8 percent. During the fiscal year, purchases of fixed assets (capital expenditures) were made, primarily due to proactive capital expenditures in semiconductors mainly within the Electronics segment, mostly associated with image sensors.

Within the Financial Services segment, payments for investments and advances exceeded proceeds from maturities of marketable securities, sales of securities investments and collections of advances, primarily as a result of investments, mainly in Japanese fixed income securities, resulting from an increase in insurance premiums at Sony Life, and an increase in the outstanding balance of mortgage loans at Sony Bank.

Compared with the previous fiscal year, net cash used in investing activities decreased, primarily due to the fact that in the previous fiscal year, investments were carried out principally in relation to S-LCD and in semiconductor fabrication equipment, particularly investments associated with the Cell/B.E. On the other hand, within the Financial Services segment, net cash used in investing activities increased due to an increase in investments and advances compared to the previous fiscal year.

In all segments excluding the Financial Services segment, the difference between cash generated from operating activities and cash used in investing activities was a use of cash of 44.4 billion yen, as compared to the 13.3 billion yen of cash generated in the previous fiscal year.

Financing Activities: During the fiscal year ended March 31, 2006, 359.9 billion yen of net cash was provided by financing activities. Of the total, 74.6 billion yen of net cash was generated from financing activities in all segments, excluding the Financial Services segment, compared to a use of net cash in the previous fiscal year of 95.4 billion yen. This was a result of straight bonds issued in order to redeem bonds maturing during the fiscal years ended March 31, 2006 and March 31, 2007.

In the Financial Services segment, as a result of an increase in policyholder accounts at Sony Life, and an increase in deposits from customers, as well as call loan borrowings carried out at Sony Bank, financing activities generated 274.9 billion yen of net cash.

Accounting for all these factors and the effect of exchange rate changes, the total outstanding balance of cash and cash equivalents at the end of the fiscal year decreased by 76.0 billion yen, or 9.8 percent, to 703.1 billion yen, compared with the end of the previous fiscal year. The total outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment, increased by 65.7 billion yen, or 12.6 percent, to 585.5 billion yen, and for the Financial Services segment, decreased by 141.7 billion, or 54.6 percent, to 117.6 billion yen, compared with the end of the previous fiscal year.

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

Condensed Statements of Cash Flows

	Fiscal Year ended March 31
Financial Services	2005	2006
	(Yen in millions)

Net cash provided by operating activities	168,078	147,149
Net cash used in investing activities	(421,384)	(563,753)
Net cash provided by financing activities	256,361	274,863

Net increase (decrease) in cash and cash equivalents	3,055	(141,741)
Cash and cash equivalents at beginning of the fiscal year	256,316	259,371

Cash and cash equivalents at end of the fiscal year	259,371	117,630

	Fiscal Year ended March 31
Sony without Financial Services	2005	2006
	(Yen in millions)

Net cash provided by operating activities	485,439	251,975
Net cash used in investing activities	(472,119)	(296,376)
Net cash provided by (used in) financing activities	(95,373)	74,600
Effect of exchange rate changes on cash and cash equivalents	8,890	35,537

Net increase (decrease) in cash and cash equivalents	(73,163)	65,736
Cash and cash equivalents at beginning of the fiscal year	592,895	519,732

Cash and cash equivalents at end of the fiscal year	519,732	585,468

	Fiscal Year ended March 31
Consolidated	2005	2006
	(Yen in millions)

Net cash provided by operating activities	646,997	399,858
Net cash used in investing activities	(931,172)	(871,264)
Net cash provided by financing activities	205,177	359,864
Effect of exchange rate changes on cash and cash equivalents	8,890	35,537

Net increase (decrease) in cash and cash equivalents	(70,108)	(76,005)
Cash and cash equivalents at beginning of the fiscal year	849,211	779,103

Cash and cash equivalents at end of the fiscal year	779,103	703,098

LIQUIDITY AND CAPITAL RESOURCES

Sony’s financial policy is to maintain the strength of its balance sheet, while securing adequate liquidity for business expenses.

Sony intends to continue various investments for future growth. Funding requirements that arise from its business strategy are principally covered by free cash flow generated from business operations and by cash and cash equivalents (“cash balance”) however as needed, Sony will procure funds from the financial and capital markets.

For these financing activities, Sony has sufficient access to financial and capital markets as described below. In addition, to sustain sufficient liquidity, Sony has committed lines of credit with financial institutions, together with cash balances.

The description below covers liquidity and capital resources for consolidated Sony and excludes the Financial Services segment, which secures liquidity on its own.

Market Access

Sony Corporation and SGTS, a finance subsidiary in the U.K., procure funds from the financial and capital markets.

In order to meet long-term funding requirements, Sony Corporation utilizes its access to global equity and bond markets and borrowings from financial institutions. During the fiscal year ended March 31, 2007, Sony issued an 80 billion yen syndicated loan in June 2006 (3 years maturity), and a 130 billion yen syndicated loan in December 2006 (4 years and 7 years maturity), for general corporate purposes including capital expenditures, and debt redemption. Sony maintains a bond shelf registration of 300 billion yen filed in Japan, effective until April 2008; however Sony has not issued a bond using this shelf registration during the fiscal year ended March 31, 2007.

In order to meet the working capital requirements of Sony, SGTS maintains commercial paper (“CP”) programs and a medium-term note (“MTN”) program. SGTS maintains CP programs for the U.S., Euro and Japanese CP markets. As of March 31, 2007, the total maximum amount to be issued under these CP programs, translated into yen, was 1,326.6 billion yen. During the fiscal year ended March 31, 2007, the largest month-end outstanding balance of CP was 348.2 billion yen in November 2006. There was no outstanding balance of CP as of March 31, 2007.

SGTS maintains a Euro MTN program with a program limit amount, translated into yen as of March 31, 2007, of 590.5 billion yen. There was no outstanding balance as of that date.

Liquidity Management

Sony’s working capital needs grow significantly in the third quarter (from October to December) as a result of the general seasonality of Sony’s business. Sony’s basic liquidity management policy is to secure sufficient liquidity throughout the relevant fiscal year, covering such factors as short-term cash flow volatility mentioned above, repayments for debts whose due date fall within a year, and possible downward earnings risk due to changes in the business environment.

Sony defines its liquidity sources as the amount of cash balance, and committed lines of credit contracted with financial institutions. Regarding its cash balance, Sony’s policy is to maintain more than a certain level of cash balance to absorb any daily and monthly working capital needs. The balance of cash and marketable securities on March 31, 2007 was 525.9 billion yen. A short-term shortage in the cash balance is financed by the issuance of CP. However, Sony controls the outstanding CP amount through internal limits as part of its short-term debt risk management strategy.

For general corporate purposes, including the support of CP programs and for emergency purposes, Sony has a total, translated into yen, of 689.3 billion yen in committed lines of credit with various financial institutions, of which the unused amount was 684.9 billion yen as of March 31, 2007. Major committed lines of credit include a total, translated into yen, of 505.4 billion yen of Global Commitment Facilities contracted with a syndicate of global banks effective until March 2009, and a 150 billion yen committed line of credit contracted with Japanese financial institutions, effective until July 2009. During the fiscal year ended March 31, 2007, the contract period of the committed line of credit with Japanese financial institutions was extended for one year, from the previous contract which was effective until July 2008. In the event of a downgrade in Sony’s credit ratings, even though the cost of borrowing could increase, there are no financial covenants in any of Sony’s material financial agreements that would cause an acceleration of the obligation. In general, there are no restrictions on the uses of proceeds except that some borrowings may not be used to acquire securities listed on a U.S. exchange or traded over-the-counter in the U.S., and the use of such borrowings must comply with the rules and regulations issued by authorities such as the Board of Governors of the Federal Reserve Board.

Ratings

Sony considers one of management’s top priorities to be the maintenance of a stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets.

In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s Investors Service (“Moody’s”) and Standard and Poor’s Rating Services (“S&P”). In addition, Sony maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.

Sony’s current debt ratings from each agency are noted below:

	Moody’s	S&P	R&I
Long-term debt	A2 (Outlook: Stable)	A- (Outlook: Negative)	AA- (Outlook: Stable)
Short-term debt	P-1	A-2	a-1+

In October 2006, S&P changed its outlook of Sony’s long-term debt rating from stable to negative. This change was made based upon their view of increased uncertainty for Sony’s business recovery in fiscal year 2007 onwards. Despite this change in outlook, Sony believes its access to the global capital markets and its ability to issue CP for its working capital needs have not been restricted.

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

Financial Services segment

In the Financial Services segment, the management of Sony Financial Holdings Inc. (“SFH”), Sony Life, Sony Assurance and Sony Bank recognize the importance of securing sufficient liquidity to cover the payment of obligations that they incur in the ordinary course of business, and these companies abide by the regulations imposed by regulatory authorities and establish and operate under company guidelines that comply with these regulations. Their purpose in doing so is to maintain sufficient cash and cash equivalents and secure sufficient means to pay their obligations. For instance, cash inflows for Sony Life and Sony Assurance come mainly from policyholders’ insurance premiums and Sony Life and Sony Assurance keep sufficient liquidity in the form of investments primarily in various securities. Sony Bank, on the other hand, uses its cash inflows, which come mainly from customers’ deposits in local or foreign currencies, in order to offer mortgage loans to individuals or to make bond investments, and establish a necessary level of liquidity for the smooth settlement of transactions.

Sony Life currently obtains ratings from five rating agencies: A+ by S&P for insurer financial strength rating, Aa3 by Moody’s for insurance financial strength rating, A+ by AM Best Company Inc. for financial strength rating, AA by R&I for insurance claims paying ability and AA by the Japan Credit Rating Agency Ltd. for ability to pay insurance claims. Sony Bank obtained an A- rating from S&P for its long-term local/foreign currency issuer ratings and an A-2 rating from S&P for its short-term local/foreign currency issuer rating.

RESEARCH AND DEVELOPMENT

In its mid-term corporate strategy announced on September 22, 2005, Sony stressed that the most pressing issue confronting Sony today is the revitalization of its electronics business. The strengthening of the competitiveness of Sony’s technologies and its products is an important element of both the revitalization of the Electronics business and Sony’s growth strategy, and Sony expects that research and development activities that support this competitiveness will remain pivotal to its mid- to long term strategy.

Research and development is focused in four key domains: a common development platform technology for home and mobile electronics and the technologies essential for product differentiation and for creating value-added products, semiconductor, device, and software technologies.

Reflecting Sony’s mid-term corporate strategy, in October 2005, Sony established the Display Device Development Group, to accelerate the development of organic light-emitting diode (“OLED”) displays, and the Technology Development Group, to strengthen software development. In April 2007, Sony expressed its intention to begin selling 11- inch OLED flat panel televisions during 2007.

Research and development costs for the fiscal year ended March 31, 2007 increased 12.1 billion yen, or 2.3 percent, to 543.9 billion yen, compared with the previous fiscal year. The ratio of research and development costs to net sales (which excludes financial service revenue) decreased from 7.8 percent to 7.1 percent. The bulk of research and development costs were incurred in the Electronics and Game segments. Expenses in the Electronics segment increased 22.3 billion yen, or 5.3 percent, to 440.4 billion yen, whereas expenses in the Game segment decreased 10.8 billion yen, or 9.9 percent, to 97.9 billion yen. In the Electronics segment, approximately 62 percent of expenses were for the development of new product prototypes while the remaining approximately 38 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications and displays. In the Game segment, research and development costs decreased mainly due to the completion of most of the PS3’s research and development phase.

Research and development costs for the fiscal year ended March 31, 2006 increased 29.8 billion yen, or 5.9 percent, to 531.8 billion yen, compared with the previous fiscal year. The ratio of research and development costs to net sales (which excludes financial service revenue) increased from 7.5 percent to 7.8 percent. The bulk of research and development costs were incurred in the Electronics and Game segments. Expenses in the Electronics segment decreased 15.2 billion yen, or 3.5 percent, to 418.1 billion yen, whereas expenses in the Game segment increased 40.2 billion yen, or 58.7 percent, to 108.7 billion yen. In the Electronics segment, approximately 64 percent of expenses were for the development of new product prototypes while the remaining 36 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications, displays and next generation optical discs. In addition, within the Game segment, there was an increase primarily of hardware-related research and development costs associated with the PS3.

Research and development costs for the fiscal year ended March 31, 2005 decreased 12.5 billion yen, or 2.4 percent, to 502.0 billion yen, compared with the previous fiscal year. The ratio of research and development costs to net sales (which excludes financial service revenue) increased from 7.4 percent to 7.5 percent. The bulk of research and development costs were incurred in the Electronics and Game segments. Expenses in the Electronics segment increased 2.4 billion yen, or 0.6 percent, to 433.3 billion yen, and expenses in the Game segment decreased 14.9 billion yen, or 17.9 percent, to 68.5 billion yen. In the Electronics segment, approximately 62 percent of expenses were for the development of new product prototypes while the remaining 38 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications, displays and next generation optical discs. There was an increase in research and development costs related to semiconductor process technology associated with the transfer of Sony Computer Entertainment’s semiconductor manufacturing operations from the Game segment to the Electronics segment. However, the stringent selection of research and development activities resulted in a small increase in research and development expenses within the Electronics segment. Research and development expenses in the Game segment remained high due to the research and development associated with the PSP and the PS3.

TREND INFORMATION

This section contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and applies to this entire document.

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

In response to these challenges, Sony has been undertaking initiatives to improve its competitiveness and strengthen the quality of its management, such as a reduction in the number of business categories and the number of models, a rationalization of manufacturing sites and the creation of a more efficient administrative structure, as well as the sale of non-core assets (refer to “Restructuring” in “Item 5. Operating and Financial Review and Prospects” for more detailed information about restructuring). This plan, developed in consultation with Sony’s stakeholders both inside and outside the company, moved to strengthen Sony’s competitiveness in three core sectors — Electronics, Game and Entertainment — through a balanced mix of restructuring and growth initiatives combined with a new organizational structure. In particular, it is the revitalization of Electronics that management regards as the most pressing issue confronting Sony today. As well as reorganizing its Electronics business to place centralized decision-making authority over key areas under the Electronics CEO, Sony is implementing reorganization initiatives to strengthen horizontal coordination in the key areas of product planning, technology, procurement, manufacturing, and sales and marketing. For Sony’s growth strategy in Electronics, resources will be focused on the development and commercialization of high-definition products, mobile products and advanced semiconductors and other key devices that can further differentiate these products, targeting enhanced competitiveness and improved profitability. In the Game segment, Sony intends to expand the PS3 platform while developing its PS2 and PSP businesses.

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

In the area of semiconductors, in the fiscal years ended March 31, 2006 and 2007, Sony carried out 140 billion yen and 150 billion yen, respectively, of capital expenditures mainly on system large scale integrations (“LSI”) and CCDs. These totals also include Sony’s investment in semiconductor fabrication equipment built at the 65 nanometer process technology level. Chips that will be manufactured using this equipment will be some of the most highly advanced on the market, and will include system LSI, in particular the Cell/B.E. microprocessor for the broadband era, which is already used in the computer entertainment system, PS3, and is anticipated for use in digital consumer electronics products. Over the last five years, Sony Corporation, Sony Computer Entertainment, IBM Corporation (“IBM”) and Toshiba Corporation (“Toshiba”) have carried out joint development focused on 90 and 65 nanometer process technology for utilization in the design and manufacturing of the Cell/B.E. Moreover, in 2006 Sony Corporation, IBM, and Toshiba concluded a new joint development agreement and an alliance for the research and development of advanced semiconductor technology has begun.

Sony has reconsidered its investment policy in the semiconductor business. In the future, Sony will carefully select investments and adopt a strategy to more clearly focus on the CCD and CMOS image sensor, television- and video-related, and Game-related businesses.

In the area of other key devices, S-LCD, Sony’s joint venture with Samsung, which is based in South Korea, started production of 7th generation amorphous TFT LCD panel (glass panel size: 1,870mm x 2,200mm) in April 2005 and since October 2005 has been producing 60,000 sheets a month. In July 2006, S-LCD increased its production capacity to 75,000 sheets a month and further increased its production capacity to 90,000 sheets in January 2007.

In July 2006, Sony and Samsung signed the final contract regarding the manufacturing of 8th generation TFT LCD panels (glass panel size: 2,200mm x 2,500mm) at the S-LCD joint venture. The total amount of the investment is expected to be approximately 200 billion yen (approximately 50 percent of which will be borne by Sony), the major part of which has already been completed. The start of mass production is targeted for summer 2007 with production capacity expected to be 50,000 sheets a month.

Game

In the Game segment, for the PS2, which is in its eighth year since release, Sony estimated a decrease in production shipment volume, including hardware and software, for the fiscal year ended March 31, 2007. However, as the PS2 platform is still recording favorable sales around the world, Sony will continue to try to maintain the scale of this business. Sony is strongly promoting the PSP platform by offering new ways to enjoy it, such as by increasing interconnectivity with the PS3, along with expanding the line-up of software unique to the PSP. Sony expects a significant reduction in the operating loss of the PS3 business with the rollout of an exciting software lineup, in addition to seeking rapid cost reductions, mainly by shrinking the size of semiconductor chips and reducing the number of parts in the console.

Pictures

In the Pictures segment, Sony faces intense competition, rising expenses, including advertising and promotion expenses, and a growing trend toward digital piracy. In addition, the DVD format is ten years old and is showing signs of maturation. To meet these challenges, Sony is working to distribute a diversified portfolio of motion pictures with broad worldwide appeal on existing and new home entertainment formats, including Blu-ray, and on other emerging platforms, including digital download.

Financial Services

In the Financial Services segment, the value of assets accumulated by the businesses in the segment has grown continuously over the past several years, resulting in a large portion (approximately 42 percent as of March 31, 2007) of Sony’s total assets being accounted for by the Financial Services segment. To strengthen asset management and risk management in parallel with this growing asset value, enhance disclosure of business details, and offer customers integrated financial services tailored to their individual needs, Sony established SFH in April 2004. SFH functions as a holding company overseeing Sony Life, Sony Assurance and Sony Bank, with the aim of increasing the synergies among these businesses.

With respect to the environment in the financial services industry, Sony expects increasingly intense competition as it confronts changes in its business environment. In particular, Sony expects competition to result from the deregulation and liberalization of additional insurance premiums, postal privatization and the complete lifting of the ban on the sale of insurance products at banks, as well as changes in the macroeconomic environment brought about by Japan’s declining population, low birthrate and growing proportion of elderly citizens. In response to this changing environment, each of Sony’s financial services businesses, which are latecomers to the life insurance, property and casualty insurance and banking industries, make use of distinctive, individual industry-specific business models and plan to achieve further business expansion and even higher levels of customer satisfaction.

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
In evaluating the factors for available-for-sale securities whose fair values are readily determinable, management presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally a period of up to six months). This criteria is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.
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

Valuation of inventory

Sony values its inventory based on the lower of cost or market. Sony writes down inventory to an amount equal to the difference between the cost of the inventory and the net realizable value — i.e., less reasonably predictable costs of completion and disposal. However, if actual market conditions are less favorable than projected and further price decreases are needed, additional inventory write-downs may be required. Additionally, as Sony evaluates its manufacturing cost in yen while it sets its sales prices in euros and U.S. dollars for some products, Sony’s results may be negatively impacted by future exchange rate fluctuations.

Impairment of long-lived assets

Sony reviews the carrying value of its long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is performed using estimates of future cash flows by product category (e.g. CRT TV display) or entity (e.g. an entertainment complex in the U.S.). If the carrying value of the asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value. Fair value is determined using the present value of estimated net cash flows or comparable market values.
Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets.
In the fiscal year ended March 31, 2005, Sony recorded impairment charges for long-lived assets totaling 19.2 billion yen, which included 7.5 billion yen for the impairment of long-lived assets of CRT TV display manufacturing facilities to be held and used in Europe in connection with certain restructuring activities in the Electronics segment. Fair value of these assets was determined using estimated future discounted cash flows which were based on the best information available.
In the fiscal year ended March 31, 2006, Sony recorded impairment charges for long-lived assets totaling 59.8 billion yen, which included 25.5 billion yen for the impairment of long-lived assets of CRT TV display manufacturing facilities to be held and used in the U.S. in connection with certain restructuring activities in the Electronics segment. Fair value of these assets was determined using estimated future discounted cash flows which were based on the best information available. The impairment charge also included 8.5 billion yen for the impairment of long-lived assets of Sony’s entertainment complex to be held for sale in the U.S. in connection with restructuring activities of non-core businesses in All Other. The impairment charge was based on the negotiated sales price of the complex.
In the fiscal year ended March 31, 2007, Sony recorded impairment charges for long-lived assets totaling 16.8 billion yen, which included 3.6 billion yen for the impairment of long-lived assets of CRT TV display manufacturing facilities to be held and used in the U.S., East Asia and Southeast Asia in connection with certain restructuring activities in the Electronics segment. Fair value of these assets was determined using estimated future discounted cash flows which were based on the best information available.

Goodwill and other intangible assets

Goodwill and other intangible assets that are determined to have an indefinite life are not amortized, but are tested annually for impairment in accordance with FAS No. 142 during the fourth quarter of each fiscal year, and the assets are also tested between the annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by Sony’s management. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit (Sony’s operating segments or one level below the operating segments) with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Other intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could significantly impact whether or not an impairment charge is recognized as well as the magnitude of any such charge. In its impairment review, Sony performs internal valuation analyses or utilizes third-party valuations when management believes it to be appropriate, and considers other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. During the fiscal year ended March 31, 2007, Sony recorded impairment losses of 5,620 million yen in reporting units in the Electronics segment, of which 5,320 million yen was related to the CRT TV business which was downsized in the U.S., and an impairment loss of 237 million yen in a reporting unit included in All Other. These impairment charges reflected the overall decline in the fair value of the subsidiaries. The fair value of the subsidiaries was estimated principally using the expected present value of future cash flows.
Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and other intangible assets in the future. In order to evaluate the sensitivity of the fair value calculations on the impairment analysis, Sony applied a hypothetical 10 percent decrease to the fair value of each reporting unit. As of March 31, 2007, a hypothetical 10 percent decrease to the fair value of each reporting unit would not have resulted in a material impairment loss.

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
Sony’s principal pension plans are its Japanese pension plans. Foreign pension plans are not significant, individually, to total plan assets and pension obligations.
To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 2.3 percent for its Japanese pension plans as of March 31, 2007. The discount rate was determined by using currently available information about rates of return on high-quality fixed-income investments available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments. Such available information about rates of returns is collected from Bloomberg and credit rating agencies. The 2.3 percent discount rate represents a 10 basis point increase from the 2.2 percent discount rate used for fiscal year ended March 31, 2006 and reflects current market interest rate conditions. For Japanese pension plans, a 10 basis point increase in the discount rate would decrease pension costs by approximately 0.8 billion yen for the fiscal year ending March 31, 2008.
To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of plan assets. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 3.5 percent and 3.7 percent as of March 31, 2006 and 2007 respectively. The actual gain on pension plan assets for the fiscal year ended March 31, 2007 was 0.8 percent. Actual results that differ from the expected return on plan assets are accumulated and amortized as a component of pension costs over the average future service period, thereby reducing the year-to-year volatility in pension costs. As of March 31, 2006 Sony had unrecognized actuarial losses of 169.9 billion yen and as of March 31, 2007 Sony had a net actuarial loss of 200.6 billion yen, including losses related to plan assets. For the fiscal year ended March 31, 2007, the net actuarial loss increased due to the difference between the actual rate of return on pension plan assets and the expected long-term rate of return on pension plan assets. The net actuarial loss reflects the overall unfavorable return on investment over the past several years and will result in an increase in pension costs as they are recognized.
Sony recorded a minimum pension liability adjustment for the unfunded accumulated benefit obligation for Japanese pension plans of 35.8 billion yen as of March 31, 2006. FAS No. 158 was adopted by Sony in the financial statements for the year ended March 31, 2007. As a result, Sony recorded a pension liability adjustment for the prior service cost, net actuarial loss and obligation existing at transition for Japanese pension plans of 73.5 billion yen as of March 31, 2007. Both adjustments were established by a charge to stockholders’ equity, resulting in no impact to the accompanying consolidated statements of income. Refer to Note 14 of Notes to Consolidated Financial Statements for more information regarding Sony’s pension and severance plans.
The following table illustrates the effect of changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Japanese pension plans as of March 31, 2007.

	Pre-Tax	Pension	Equity
Change in Assumption	PBO	Costs	(Net of Tax)

(Yen in billions)

25 basis point increase/decrease in discount rate	−/+24.9	−/+2.0	+/−1.2
25 basis point increase/decrease in expected return on assets	—	−/+1.3	+/−0.8

Stock-based compensation

Sony accounts for stock-based compensation using the fair value based method. The fair value is measured on the date of grant using the Black-Scholes option-pricing model. Sony estimates the forfeiture rate based on its historical experience for the stock acquisition rights plans, and recognizes this compensation expense, net of an estimated forfeiture rate, only for the stock acquisition rights expected to vest over the requisite service period. The expense is mainly included in selling, general and administrative expenses.
The Black-Scholes option-pricing model requires various highly judgmental assumptions including expected stock price volatility and the expected life of each award. In addition, judgment is also required to estimate the expected forfeiture rate and recognize expense only for those rights expected to vest.
Management believes that these estimates are reasonable; however, if actual results differ significantly from these estimates, stock-based compensation expense may differ materially in the future from that recorded in the current period.

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
SCEI and SCEA have recorded cumulative losses in recent years primarily due to the sale of the PS3 at a price lower than production cost during the introductory period, the recording of other charges in association with the preparation for the launch of the PS3 platform and a write-down for semiconductor components used in the PS3. However, Sony expects to establish the same successful business model with the PS3 that it achieved with the PS2, which has sold over 100 million units. Taxable income is expected to increase during the tax carryforward period due to the rapid reduction in hardware production costs and an enhanced line-up of software titles in the PS3 business. Accordingly, both companies expect to recover these losses within the next five years.
Given sufficiently strong evidence to support the conclusion that a valuation allowance is not necessary, Sony has decided not to record a valuation allowance for SCEI and SCEA’s deferred tax assets.

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

Future insurance policy benefits

Liabilities for future insurance policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality, morbidity, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 0.90 percent to 5.00 percent. Mortality, morbidity and withdrawal assumptions for all policies are based on either the life insurance subsidiary’s own experience or various actuarial tables. Generally these assumptions are “locked-in” upon the issuance of new insurance. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Sony’s future insurance policy benefits.

RECENTLY ADOPTED ACCOUNTING STANDARDS

Inventory Costs -

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of FAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4.” This statement requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to the inventory be based on the normal capacity of the production facilities. Sony adopted FAS No. 151 on April 1, 2006. The adoption of FAS No. 151 did not have a material impact on Sony’s results of operations and financial position.

Accounting for Stock-Based Compensation -

Effective April 1, 2006, Sony adopted FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”). This statement requires the use of the fair value based method of accounting for employee stock-based compensation and eliminates the alternative to use the intrinsic value method prescribed by Accounting Principle Board Opinion (“APB”) No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. Sony had accounted for its employee stock-based compensation in accordance with the provisions prescribed by APB No. 25 and its related interpretations and had disclosed the net effect on net income and net income per share (“EPS”)

allocated to the common stock as if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation as described in Note 2 to the Consolidated Financial Statements, Significant accounting policies — Stock-based compensation. Sony has elected the modified prospective method of transition prescribed in FAS No. 123(R), which requires that compensation expense be recorded for all unvested stock acquisition rights as the requisite service is rendered beginning with the first period of adoption. As a result of the adoption of FAS No. 123(R), Sony’s operating income decreased by 3,670 million yen for the fiscal year ended March 31, 2007.

Derivative Instruments and Hedging Activities -

In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of FAS No. 133 and FAS No. 140. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal year beginning after September 15, 2006, with earlier adoption permitted as of the beginning of the fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. Sony early adopted FAS No. 155 on April 1, 2006. As a result of the adoption of FAS No. 155, Sony’s operating income increased by 3,828 million yen for the fiscal year ended March 31, 2007. Additionally, on April 1, 2006, Sony recognized a net charge of 3,785 million yen (net of income taxes of 2,148 million yen) as a cumulative-effect adjustment to beginning retained earnings, which consisted of 1,754 million yen (net of income taxes of 996 million yen) of gross gains and 5,539 million yen (net of income taxes of 3,144 million yen) of gross losses.

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans -

In September 2006, the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” an amendment to FASB Statements No. 87, 88, 106 and 132(R). FAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit pension and other postretirement benefit plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. FAS No. 158 was adopted by Sony in the financial statements for the year ending March 31, 2007. FAS No. 158 also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for years ending after December 15, 2008. Sony expects to adopt the measurement provisions of FAS No. 158 effective March 31, 2009. Refer to Note 14, “Pension and severance plans”, for further details.

Quantifying Effects of Prior Year Misstatements in Current Year Financial Statements -

In September 2006, the U.S. Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effect of Prior Year Misstatement when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 requires that registrants quantify errors using both a balance sheet approach, generally referred to as the “Iron Curtain” method, and a statement of operations approach, generally referred to as the “Rollover” method, and evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 became effective for Sony as of April 1, 2006. Prior to the application of SAB No. 108, Sony used a statement of operations approach to quantify errors. The application of SAB No. 108 did not have a material impact on Sony’s consolidated financial statements.

RECENT PRONOUNCEMENTS

Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts -

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued the Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance

Contracts.” SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sales of Investments”. This statement will be effective for Sony as of April 1, 2007. Although Sony is currently evaluating the impact of adopting this new pronouncement, the adoption of SOP 05-1 is not expected to have a material impact on Sony’s results of operations and financial position.

Accounting for Servicing of Financial Assets -

In March 2006, the FASB issued FAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140.” This statement amends FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement will be effective for Sony as of April 1, 2007. Sony is currently evaluating the impact of adopting this new pronouncement.

Accounting for Uncertainty in Income Taxes -

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This statement will be effective for Sony as of April 1, 2007. Sony is currently evaluating the potential cumulative impact of FIN No. 48 on the consolidated financial statements, and the final evaluation is expected to result in a charge to beginning retained earnings and an increase in tax liabilities.

How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement -

In June 2006, the EITF issued EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement.” EITF Issue No. 06-3 requires disclosure of the accounting policy for any tax assessed by a governmental authority that is imposed concurrently on a specific revenue-producing transaction between a seller and a customer. EITF Issue No. 06-3 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. This statement will be effective for Sony as of April 1, 2007. Although Sony is currently evaluating the impact of adopting this new pronouncement, the adoption of EITF Issue No. 06-3 is not expected to have a material impact on Sony’s results of operations and financial position.

Fair Value Measurements -

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements.” FAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. FAS No. 157 will be effective for Sony beginning April 1, 2008. Sony is currently assessing the potential effect of FAS No. 157 on the financial statements.

Fair Value Option for Financial Assets and Financial Liabilities -

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” FAS No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Sony is currently evaluating whether to elect the option provided for in this statement. If elected, FAS No. 159 would be effective for Sony as of April 1, 2008.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Corporation, their date of birth, the year in which they were first elected, their current position at Sony, prior positions, and other principal business activities outside Sony as of June 21, 2007.

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
Principal Business Activities Outside Sony: None

Katsumi Ihara
Date of Birth: September 24, 1950
Director (Member of the Board) Since: 2005
Corporate Executive Officer Since: 2004
Current Positions within Sony:	Executive Deputy President, Representative Corporate Executive Officer Officer in charge of Consumer Products Group

Prior Positions:
2005	Officer in charge of Procurement Strategies and TV & Video Business NC President of Home Electronics Network Company, Sony Corporation
2004	Group Chief Strategy Officer & Group Chief Financial Officer, Sony Corporation
2001	Group Executive Officer, Sony Corporation President, Sony Ericsson Mobile Communications AB
2000	Corporate Senior Vice President, NC President, Personal IT Network Company, Sony Corporation
1997	Corporate Vice President, Sony Corporation
1996	President, Home A&V Products Company, Sony Corporation
1981	Entered Sony Corporation
1973	Entered Mitsui Knowledge Industry Co., Ltd.
Principal Business Activities Outside Sony: None

Akishige Okada
Date of Birth: April 9, 1938
Outside Director (Member of the Board) Since: 2002
Current Position within Sony: Chairman of the Compensation Committee
Principal Business Activities Outside Sony:
Advisor, Sumitomo Mitsui Banking Corporation
Director, Daicel Chemical Industries, Ltd.
Director, Mitsui & Co., Ltd.
Statutory Auditor, Toyota Motor Corporation
Statutory Auditor, Hotel Okura Co., Ltd.
Statutory Auditor, Mitsui Fudosan Co., Ltd.
Prior Positions:
2002	Chairman of the Board (Representative Director), Sumitomo Mitsui Financial Group, Inc.
2001	Chairman of the Board (Representative Director), Sumitomo Mitsui Banking Corporation

Hirobumi Kawano
Date of Birth: January 1, 1946
Outside Director (Member of the Board) Since: 2003
Current Position within Sony:	Vice Chairman of the Board Member of the Nominating Committee
Principal Business Activities Outside Sony: Senior Vice President, JFE Steel Corporation

Prior Positions:
2002	Executive Adviser, The Tokio Marine and Fire Insurance Co., Ltd.
1999	Director-General, Agency for Natural Resources and Energy, Ministry of International Trade and Industry (“MITI”) (later renamed the Ministry of Economy, Trade and Industry)
1998	Director-General, Basic Industries Bureau, MITI

1996	Director-General, Machinery and Information Industries Policy, Machinery and Information Industries Bureau, MITI
1995	Director-General, Petroleum Department, Agency of Natural Resources and Energy, MITI

Yotaro Kobayashi
Date of Birth: April 25, 1933
Outside Director (Member of the Board) Since: 2003
Current Position within Sony: Chairman of the Board and Chairman of the Nominating Committee
Principal Business Activities Outside Sony:
Chief Corporate Advisor, Fuji Xerox Co., Ltd.
Director, Nippon Telegraph and Telephone Corporation
Director, Callaway Golf Company
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
Date of Birth: September 10, 1949
Outside Director (Member of the Board) Since: 2003
Current Position within Sony: Member of the Compensation Committee
Principal Business Activities Outside Sony:
Representative Director & Regional Managing Director — Japan, Korn/Ferry International
Director, Korn/Ferry International, U.S.A.
Director, Benesse Corporation
Prior Position:
2000	Managing Director, Korn/Ferry International — Japan

Yoshihiko Miyauchi
Date of Birth: September 13, 1935
Outside Director (Member of the Board) Since: 2003
Current Position within Sony: Member of the Compensation Committee
Principal Business Activities Outside Sony:
Director, Representative Executive Officer, Chairman and Chief Executive Officer, ORIX Corporation
Director, Aozora Bank, Ltd.
Director, Showa Shell Sekiyu K.K.
Director, Daikyo Incorporated
Director, Access Co., Ltd.
Director, Sojitz Corporation
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
Statutory Auditor, Sumitomo Wiring System, Ltd.
Executive Officer, ARI Research Institute
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
Date of Birth: June 3, 1944
Outside Director (Member of the Board) Since: 2005
Current Position within Sony: Member of the Nominating Committee
Principal Business Activities Outside Sony:
Director, Telefonaktiebolaget LM Ericsson, Sweden
Director, Mentor Graphics, Inc.
Director and Chairman of Audit Committee, Taiwan Semiconductor Manufacturing Company Ltd.
Prior Positions:
1996	Chief Executive Officer, British Telecom plc
1986	Chairman, ICL plc, U.K
1984	Managing Director, ICL plc, U.K.

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
Date of Birth: February 2, 1937
Outside Director (Member of the Board) Since: 2006
Current Position within Sony: Member of the Nominating Committee
Principal Business Activities Outside Sony:
Chairman, Toyota Motor Corporation
Director, Central Japan Railway Company
Statutory Auditor, Denso Corporation
Prior Positions:
2005	Vice Chairman, Toyota Motor Corporation
1999	President, Toyota Motor Corporation

Ned Lautenbach
Date of Birth: February 2, 1944
Outside Director (Member of the Board) Since: 2006
Principal Business Activities Outside Sony:
Partner, Clayton, Dubilier & Rice, Inc.
Lead Director, Fidelity Investments
Director, Eaton Corporation
Prior Positions:
1995	Senior Vice President & Group Executive, IBM Worldwide Sales & Services, International Business Machines Corporation

Ryuji Yasuda
Date of Birth: April 28, 1946
Outside Director (Member of the Board) Since: 2007
Current Position within Sony: Member of the Audit Committee
Principal Business Activities Outside Sony:
Professor, Hitotsubashi University Graduate School of International Corporate Strategy (present)
Director, Daiwa Securities Group Inc. (present)
Director, Fuji Fire and Marine Insurance Co., Ltd. (present)
Prior Positions:
2003	Chairman, J-Will Partners Co., Ltd.
1996	Managing Director and Chairman, A.T. Kearney, Asia
1991	Director, McKinsey & Company

Corporate Executive Officers

In addition to Messrs. Stringer, Chubachi and Ihara, the four individuals set forth below are the current Corporate Executive Officers of Sony Corporation as of June 21, 2007. Refer to “Board Practices” below.

Yutaka Nakagawa
Date of Birth: December 4, 1945
Corporate Executive Officer Since: 2005
Current Positions within Sony:	Executive Deputy President, Officer in charge of Semiconductor & Component Group, President of Semiconductor Business Group

Prior Positions:
2005	Officer in charge of Products Strategies, Digital Imaging Business and Audio Business NC President, Personal Audio Visual Network Company, Sony Corporation
2003	Deputy President, Micro Systems Network Company, President, Energy Company, MSNC, Sony Corporation
1999	Corporate Senior Vice President, Sony Corporation
1998	President, Personal and Mobile Communication Company, Sony Corporation
1997	Corporate Vice President, Sony Corporation
1992	General Manager, Camcorder Products Division, Personal Video Group, Sony Corporation
1968	Entered Sony Corporation
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
Principal Business Activities Outside Sony: None

Keiji Kimura
Date of Birth: April 4, 1952
Corporate Executive Officer Since: 2004
Current Positions within Sony:	Executive Vice President, Officer in charge of Technology Strategies, Electronics Business Strategies and Intellectual Property

Prior Positions:
2005	NC President, Information Technology & Communications Network Company, Sony Corporation
2004	Senior Executive Vice President, Corporate Executive Officer, Sony Corporation
2003	Senior Vice President, Executive Officer, Sony Corporation
2002	Corporate Senior Vice President, Sony Corporation
2001	NC President, Mobile Network Company, Sony Corporation
2000	Corporate Vice President, Sony Corporation NC President, Information Technology Company, Personal Network Company, Sony Corporation
1977	Entered Sony Corporation
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
Principal Business Activities Outside Sony: None

All of the aforementioned persons, with the exception of Messrs. Okada, Kawano, Kobayashi, Miyauchi, Yamauchi, Bonfield, Sumita, Cho, Lautenbach, Yasuda and Ms. Fukushima, are engaged on a full-time basis by Sony. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

Compensation

The aggregate amount of remuneration, including bonuses paid and benefits in kind granted by Sony during the fiscal year ended March 31, 2007 to all Directors and Corporate Executive Officers (refer to “Board Practices” below) of Sony Corporation who served during the fiscal year ended March 31, 2007, as a group (18 people), totaled 2,600 million yen. Also, as a part of Sony’s incentive compensation arrangements, Sony Corporation issued stock acquisition rights during the fiscal year ended March 31, 2007. The stock acquisition rights, which represent rights to subscribe for shares of common stock of Sony Corporation, have been granted to the Directors, Corporate Executive Officers, Corporate Executives, Group Executives, and selected employees. The stock acquisition rights generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The portion of those stock acquisition rights which was granted by Sony during the fiscal year ended March 31, 2007 to the Directors and Corporate Executive Officers confers rights to purchase a total number of 686,800 shares of Sony Corporation’s Common Stock. The exercise price for these yen-denominated stock acquisition rights issued as of November 16, 2006 was 4,756 yen per share, and the exercise price for these U.S. dollar-denominated stock acquisition rights issued as of November 16, 2006 was 40.05 U.S. dollars.

Regarding the above compensation plans, refer to Note 16 of Notes to Consolidated Financial Statements.

In the fiscal year ended March 31, 2006, the retirement allowance scheme was terminated and a new stock-based retirement remuneration (phantom restricted stock plan) was introduced. With the introduction of this plan, there was no amount accrued for lump-sum severance indemnities by Sony during the fiscal year ended March 31, 2007 for Directors and Corporate Executive Officers of Sony Corporation as of March 31, 2007, as a group (18 people).

Under this new plan, points fixed every year by the Compensation Committee shall be granted to Directors and Corporate Executive Officers every year during his/her tenure in office, and at the time of resignation, the remuneration amount shall be calculated by multiplying Sony’s common stock price by accumulated points. The resigning Directors and Corporate Executive Officers shall purchase Sony’s common stock with this remuneration. The aggregate number of points granted to Directors and Corporate Executive Officers of Sony Corporation as of March 31, 2007, as a group (16 people) totaled 57,000 points.

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

The Board of Directors determines fundamental management policy and other important matters related to the management of Sony and oversees the performance of the duties of Directors and Corporate Executive Officers. Under the Company Law, all Directors must be elected at the General Meeting of Shareholders from the candidates determined by the Nominating Committee. Under the Company Law, the term of office of Directors expires at the conclusion of the General Meeting of Shareholders held with respect to the last business year ending within one year after their election. Directors may serve any number of consecutive terms although, under the Charter of the Board of Directors of Sony Corporation, outside Directors may not be reelected more than five times without the consent of all Directors.

The Nominating Committee, which pursuant to the Charter of the Board of Directors of Sony Corporation consists of five or more Directors, determines the content of proposals to be submitted for approval at the General Meeting of Shareholders regarding the appointment and dismissal of Directors. As stated above, under the Company Law, a majority of the members of the Nominating Committee must be outside Directors. In order to qualify as an outside Director under the Company Law, a Director must be a person (i) who is not a director of Sony Corporation or any of its subsidiaries engaged in the business operations of Sony Corporation or such subsidiary, as the case may be, or a corporate executive officer or general manager or other employee of Sony Corporation or any of its subsidiaries, and (ii) who has never been a director of Sony Corporation or any of its subsidiaries engaged in the business operations of Sony Corporation or such subsidiary, as the case may be, or a corporate executive officer or general manager or other employee of Sony Corporation or any of its subsidiaries. Under the Charter of the Board of Directors of Sony Corporation, at least two members of the Nominating Committee must concurrently be Corporate Executive Officers. The Nominating Committee is comprised of the following members as of June 21, 2007: Yotaro Kobayashi, who is the Chairman of the Nominating Committee and an outside Director; Hirobumi Kawano, Peter Bonfield and Fujio Cho, who are outside Directors; and Howard Stringer and Ryoji Chubachi, who are Corporate Executive Officers.

Under the Charter of the Board of Directors of Sony Corporation, the Audit Committee must consist of three or more Directors, a majority of whom, as stated above, must be outside Directors. In addition, under the Company Law, a member of the Audit Committee may not concurrently be a director of Sony Corporation or any of its subsidiaries who is engaged in the business operations of Sony Corporation or such subsidiary, as the case may be, or a corporate executive officer of Sony Corporation or any of its subsidiaries, or an accounting counselor, general manager or other employee of any of such subsidiaries. Further, under the Charter of the Board of Directors of Sony Corporation, members of the Audit Committee must meet the independence and other equivalent requirements of U.S. securities laws and regulations to the extent applicable to Sony Corporation. The Audit Committee’s primary responsibility is to review the consolidated and non-consolidated financial statements and business reports to be submitted by the Board of Directors at the General Meeting of Shareholders; to monitor the performance of duties by Directors and Corporate Executive Officers (with respect to the preparation process of financial statements, disclosure controls and procedures, internal controls, compliance structure, risk management structure, internal audit structure, internal hotline system and other matters), in each case pursuant to the Company Law; and to propose appointment/dismissal or non-reappointment of, approve the compensation of, and oversee and evaluate the work of Sony’s independent auditor. Under the Company Law, the Audit Committee has a statutory duty to prepare and submit each year its audit report to the Corporate Executive Officer designated by the Board of Directors. A member of the Audit Committee may note his or her opinion in the audit report if it is different from the opinion of the Audit Committee that is expressed in the audit report.

The Audit Committee discusses with Sony Corporation’s independent auditor, PricewaterhouseCoopers Aarata, the scope and results of audits by the independent auditor including their evaluation of Sony Corporation’s internal controls, compatibility with Generally Accepted Accounting Principles in the U.S., and the overall quality of financial reporting. The Audit Committee makes an assessment of the independence of PricewaterhouseCoopers Aarata by overseeing their activities through regular communications and discussions with them, and by pre-approving audit and non-audit services to be provided. The Audit Committee is comprised of the following members as of June 21, 2007: Yoshiaki Yamauchi, who is the Chairman of the Audit Committee and an outside Director; and Fueo Sumita and Ryuji Yasuda, who are also outside Directors. Both Yoshiaki Yamauchi and Fueo Sumita are “audit committee financial experts” within the meaning of Item 16A of this report.

As required by the Company Law, the Compensation Committee determines the policy and the contents of compensation, bonus and any other benefits (including equity-related rights or options given for the purpose of stock incentive options) to be received by each Director and Corporate Executive Officer in consideration of the execution of their duties. In addition to such statutory duties, the Compensation Committee sets policy on the composition of individual compensation to be received by other senior management of Sony Group (Directors or other officers of Sony Group companies whose appointment is subject to approval by the Chief Executive Officer (“CEO”) of Sony Corporation), and also submits proposals to the Board of Directors regarding the issuance of stock acquisition rights for the purpose of granting stock options and other forms of stock price-based compensation utilizing shares etc. of Sony Group, as individual compensation to the aforementioned senior management. Under the Charter of the Board of Directors, the Compensation Committee shall consist of three or more Directors, and as a general rule, at least one member shall concurrently serve as Corporate Executive Officer; provided, however, that a Director who is the CEO or the COO (Chief Operating Officer) of Sony Group or in any equivalent position shall not be a member of the Compensation Committee. As stated above, a majority of the members of the Compensation Committee must be outside Directors. The Compensation Committee is comprised of the following members as of June 21, 2007: Akishige Okada, who is the Chairman of the Compensation Committee and an outside Director; and Yoshihiko Miyauchi and Sakie T. Fukushima,who are also outside Directors.

During the fiscal year ended March 31, 2007, the Board of Directors convened 8 times. The Nominating Committee met 5 times, the Audit Committee met 14 times and the Compensation Committee met 6 times. In the fiscal year ended March 31, 2007, no incumbent Director attended less than 75 percent of the aggregate number of meetings of the Board and Committees on which he/she served (during the period that he/she served).

No Directors have service contracts with Sony providing for benefits upon termination of service as a Director.

Under the Company Law and the Articles of Incorporation of Sony Corporation, Sony Corporation may, by a resolution of the Board of Directors, exempt Directors from liabilities to Sony Corporation to the extent permitted by law arising in connection with their failure to execute their duties. Also, in accordance with the Company Law and its Articles of Incorporation, Sony Corporation has entered into a liability limitation agreement with each outside Director that limits the maximum amount of their liabilities owed to Sony Corporation arising in connection with their failure to execute their duties to the greater of either 30 million yen or an amount equal to the aggregate sum of the amounts prescribed in each item of Article 425, Paragraph 1 of the Company Law.

The Board of Directors must appoint one or more Corporate Executive Officers who are authorized to determine matters delegated to them by the Board of Directors. The Corporate Executive Officers are responsible for conducting all the business operations of Sony within the scope of authority delegated by the Board of Directors. As of June 21, 2007, there are 7 Corporate Executive Officers, some of whom are also Directors. Significant decision-making authority has been delegated to the CEO and also to each Corporate Executive Officer with respect to investments, strategic alliances and other actions related to the execution of business operations. Sony Corporation believes that this significant delegation enables Sony to be managed in a dynamic and responsive manner. The terms of office of Corporate Executive Officers must expire at the conclusion of the first meeting of the Board of Directors held immediately after the conclusion of the General Meeting of Shareholders held with respect to the last business year ending within one year after their election. From among the Corporate Executive Officers who as a general rule are also Directors, the Board of Directors shall elect Representative Corporate Executive Officers. Each Representative Corporate Executive Officer has the statutory authority to represent Sony Corporation in the conduct of its affairs.

(Reference)
At a Board meeting held on April 26, 2006, the Board of Directors reaffirmed the existing internal control and governance framework and determined to continue to evaluate and improve such framework going forward, as appropriate. This determination was required by and met the requirements of the Company Law.
Details of the determination are posted on the following website:
http://www.sony.net/SonyInfo/IR/library/control.html

For an explanation as to the significant differences between the New York Stock Exchange’s corporate governance standards and Sony’s corporate governance practices, please visit Sony’s website at:
http://www.sony.net/SonyInfo/IR/NYSEGovernance.html

Employees

As of March 31, 2007, Sony had approximately 163,000 employees, an increase of approximately 4,500 employees from the end of March 2006. Although there was a reduction in the number of employees associated with the deconsolidation of StylingLife Holdings Inc. (“StylingLife”) and restructuring at a number of manufacturing facilities, the total number of employees increased as a result of a significant increase at manufacturing facilities in East Asia. As of March 31, 2007, approximately 59,100 employees were located in Japan and approximately 103,900 employees were located outside Japan. Approximately 24 percent of the total employees were members of labor unions.

As of March 31, 2006, Sony had approximately 158,500 employees, an increase of approximately 7,000 from March 31, 2005. As of March 31, 2006, approximately 61,600 employees were located in Japan and approximately 96,900 employees were located outside Japan. Approximately 19 percent of employees were members of labor unions.

The following table shows the number of employees by segment as of March 31, 2005, 2006 and 2007.

Number of Employees by Segment

	March 31
	2005	2006	2007

Electronics	124,500	130,800	136,900
Game	4,300	4,700	5,100
Pictures	5,900	6,900	7,300
Financial Services	6,800	6,500	6,600
All Other	8,000	7,400	4,700
Unallocated — Corporate employees	1,900	2,200	2,400

Total	151,400	158,500	163,000

In addition, the average number of employees for the fiscal years ended March 31, 2005, 2006 and 2007 calculated by averaging the total number of employees at the end of each quarter, was 154,200, 156,200 and 162,900, respectively.

Sony generally considers its labor relations to be good. Regarding labor relations in the Electronics segment by area, in Asia, where Sony operates many manufacturing facilities, a few manufacturing facilities have labor unions that have union contracts. In the U.S., no manufacturing facilities have labor unions. In Mexico, one manufacturing facility has a labor union that has a union contract, but labor relations are good and there have been no significant problems in renegotiating the contract. In Europe, Sony maintains good labor relations with the Work Councils in each country, and, while some employees belong to unions, they are not eligible for union contracts. In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2007, negotiations of new three-year agreements for Electronic Digital and Area Standards, and negotiations of new three-year agreements for Local 764, Local 829, Local 798 and Local 873 were successfully concluded with the International Alliance of Theatrical Stage Employees (“IATSE”); a three-year agreement was negotiated with the Association of Canadian Cinema,

Television and Radio Artists (“ACTRA”) and a two and a half year agreement for made-for-basic cable live action performers was negotiated with the Screen Actors Guild (“SAG”). On March 28, 2007, negotiations for a new two year agreement were concluded with the Union of British Columbia Performers (“UBCP”). The tentative agreement is subject to ratification by the UBCP membership. Negotiations with the International Brotherhood of Teamsters Local 399 (“Teamsters”) and the “Basic Crafts” unions (the International Brotherhood of Electrical Workers Local 40, the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry Local 78, the Studio Utility Employees Local 724 and the Plasterers Local 755), commenced on February 8, 2007 and are continuing. It is not anticipated that the Teamster and Basic Craft negotiations will interrupt television or theatrical production.

Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

Share Ownership

The following is the total number of shares of Sony Corporation’s Common Stock beneficially owned by Directors and Corporate Executive Officers as of May 31, 2007 (18 people). Refer to “Board Practices” above.

		Number of shares	Percentage
Title of class	Identity of person or group	beneficially owned	of class
		(in thousands)

Common Stock	Directors and Corporate Executive Officers	62	0.006

During the fiscal year ended March 31, 2007, Sony granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock of Sony Corporation, to Directors, Corporate Executive Officers, Corporate Executives, Group Executives, and selected employees. The stock acquisition rights generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony to Directors and Corporate Executive Officers as of May 31, 2007 and which were outstanding as of the same date.

	Total number of
Year granted	shares subject to stock
(Fiscal Year ended March 31)	acquisition rights	Exercise price per share
	(in thousands)

2007	430	40.05 U.S. dollars
2007	257	4,756 yen
2006	430	34.14 U.S. dollars
2006	159	4,060 yen
2005	230	40.34 U.S. dollars
2005	71	3,782 yen
2004	225	40.90 U.S. dollars
2004	42	4,101 yen
2003	215	36.57 U.S. dollars
2003	9	5,396 yen

Prior to the introduction of stock acquisition rights, Sony had granted warrants, which represent rights to subscribe for Sony Corporation’s Common Stock, to Directors, Executive Officers, Group Executive Officers, and selected employees. The warrants generally vest ratably up to three years from the date of grant and are generally exercisable up to six years from the date of grant. The following table shows the portion of those warrants which were granted by Sony to current Directors and Corporate Executive Officers as of May 31, 2007 and which were outstanding as of the same date.

Year granted	Total number of shares
(Fiscal Year ended March 31)	subject to warrants	Exercise price per share
	(in thousands)	(yen)

2002	19	6,039

In addition, in order to provide equity-based compensation to selected executives at Sony’s U.S. subsidiaries, Sony Corporation has issued U.S. dollar-denominated Convertible Bonds (“CBs”) to a holding company in the U.S. and the holding company has sold the CBs to those executives. For the purpose of carrying out this plan, the holding company lent an amount equal to the principal amount of CBs to such executives for their purchase of the CBs until the date of conversion. The CBs generally vest ratably up to three years from the date of sale and are generally exercisable up to ten years from the date of sale. The following table shows the portion of those CBs which were held by current Directors and Corporate Executive Officers as of May 31, 2007 and which were outstanding as of the same date.

Year issued	Total number of shares
(Fiscal Year ended March 31)	subject to CBs	Exercise price per share
	(in thousands)	(U.S. dollars)

2003	115	52.29
2002	106	71.28
2001	60	122.98

Furthermore, Sony has granted stock appreciation rights (“SARs”) in the U.S. to selected employees. Under the terms of the plans, employees receive upon exercise cash equal to the amount by which the market price of Sony Corporation’s Common Stock exceeds the strike price of the SARs. The SARs generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those SARs which were granted by Sony to selected employees who are Directors and Corporate Executive Officers as of May 31, 2007 and which were outstanding as of the same date.

Year granted	Total number of shares
(Fiscal Year ended March 31)	subject to SARs	Exercise price per share
	(in thousands)	(U.S. dollars)

The U.S. plan
2002	10	44.00

Regarding the above compensation plans, refer to Note 16 of Notes to Consolidated Financial Statements.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

Dodge & Cox, an institutional investor based in San Francisco, California, filed a Schedule 13-F with the SEC on May 15, 2007. According to this filing, Dodge & Cox owned 68,921,043 American Depositary Receipts (“ADRs”) of Sony Corporation as of March 31, 2007. In addition, while Sony assumes no responsibility for the accuracy of this supplemental information, according to the website of Dodge & Cox, as of March 31, 2007, Dodge & Cox owned 14,737,600 shares of outstanding Sony Corporation Common Stock. As a result, it appears that in total, Dodge & Cox beneficially owned 83,658,643 shares of outstanding Sony Corporation Common Stock representing 8.3 percent of the total. To the knowledge of Sony Corporation, there is no other significant change in the percentage ownership held by any major beneficial shareholders during the past three years. Major shareholders of Sony Corporation do not have different voting rights.

As of March 31, 2007, there were 1,002,062,405 shares of Common Stock outstanding, of which 176,704,973 shares were in the form of ADRs and 135,536,612 shares were held of record in the form of Common Stock by residents in the U.S. The number of registered ADR holders was 7,285, and the number of registered holders of shares of Common Stock in the U.S. was 251.

To the knowledge of Sony Corporation, it is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly. As far as is known to Sony Corporation, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of Sony Corporation.

Related Party Transactions

In the ordinary course of business, Sony purchases materials, supplies, and services from numerous suppliers throughout the world, including firms with which certain members of the Board of Directors are affiliated. In addition, in the fiscal year ended March 31, 2007, Sony entered into the following sales/purchase transactions with equity affiliates accounted for under the equity method: sales to Sony Ericsson Mobile Communications, AB (“Sony Ericsson”), a joint venture focused on mobile phone handsets, totaling 199.9 billion yen; sales to Kyoshin Technosonic Co., Ltd. (“Kyoshin”), a joint venture focused on marketing semiconductors and other electronic components, totaling 56.0 billion yen; sales to SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), a recorded music business joint venture, totaling 27.2 billion yen; purchases from S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous thin film transistor (“TFT”) liquid crystal display (“LCD”) panels, totaling 232.8 billion yen; purchases from Oita TS Semiconductor Corporation (“OTSS”), a semiconductor manufacturing joint venture in Japan, totaling 155.8 billion yen and purchases from S.T. Liquid Crystal Display Corp., a LCD joint venture in Japan, totaling 52.6 billion yen. As of March 31, 2007, Sony held notes and accounts receivable, trade due from Sony Ericsson and Kyoshin worth 32.3 billion yen and 5.7 billion yen, respectively, in addition to notes and accounts payable, trade due to OTSS and S-LCD totaling 22.1 billion yen and 16.2 billion yen, respectively. Sony held advances to SONY BMG worth 16.3 billion yen. Because of the size of these transactions, Sony does not consider the amounts involved to be material to its business. Refer to Note 5 of Notes to Consolidated Financial Statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

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

Consolidated Statements and Other Financial Information

Refer to Consolidated Financial Statements and Notes to Consolidated Financial Statements.

Legal Proceedings

On October 18, 2006, class action lawsuits were filed in California in which the plaintiffs allege that Sony Corporation, Sony Corporation of America, Sony Electronics Inc., other named defendants, and other unnamed parties entered into and carried out an agreement, combination, or conspiracy to fix, raise, maintain or stabilize the prices of, and allocate the market for and production of, Static Random Access Memory (“SRAM”). There have been numerous similar lawsuits filed in various jurisdictions throughout the United States, which have been consolidated in a single federal court for coordinated pre-trial proceedings. Also there have been similar lawsuits filed in Canada (British Columbia and Ontario) against those Sony entities in addition to Sony of Canada Ltd. and other major SRAM manufacturers. Also, in October 2006, Sony Electronics Inc. received a Grand Jury subpoena related to a Department of Justice investigation of potential antitrust violations in the SRAM industry. Sony has cooperated and intends to cooperate fully with the investigation.

On March 13 and 16, 2007, Sony France S.A., Sony Europe Holding B.V., and Sony Corporation received a Statement of Objections issued by the European Commission competition authorities following inspections carried out in 2002. The Statement of Objections alleges that one or more of these Sony entities entered into agreements and/or engaged in concerted practices with competing manufacturers of professional videotape in violation of Article 81 of the EC Treaty. The Statement of Objections is a procedural step to provide the addressees with an opportunity to be heard, and the European Commission has not adopted a decision finding the Sony entities in breach of Article 81 EC. Responses to the Statement of Objections were filed separately by each of the Sony entities on May 21, 2007. Although there are grounds to contest the allegations made in the Statement of Objections, it is possible that the European Commission may find that each or all of Sony France, Sony Holding, and Sony Corporation infringed Article 81 EC and may impose a fine on each or all of those entities. Should the European Commission render a decision finding an infringement or imposing a fine on any or all Sony entities involved in the proceeding, any such decision could be appealed to the European Court of First Instance.

In addition, Sony Corporation and certain of its subsidiaries are defendants in several other pending legal and regulatory proceedings. However, based upon the information currently available to Sony, management of Sony believes that the outcome from such legal and regulatory proceedings, if any, would not have a material effect on Sony’s consolidated financial results and condition.

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

A fiscal year-end cash dividend of 12.5 yen per share of Sony Corporation Common Stock was approved at the Board of Directors meeting held on May 15, 2007 and was paid on June 1, 2007. Sony Corporation has already paid an interim dividend for Common Stock of 12.5 yen per share to each shareholder; accordingly, the total annual cash dividend per share of Common Stock is 25.0 yen.

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

In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which was intended to be linked to the economic value of Sony Communication Network Corporation (renamed So-net as of October 2006), a consolidated subsidiary of Sony Corporation engaged in Internet-related services. The subsidiary tracking stock, totaling 3,072,000 shares, was issued at 3,300 yen per share and listed on the TSE. The shares were not offered or sold in the U.S. In October 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock with the method of compulsory conversion to shares of Sony’s common stock. All shares of subsidiary tracking stock were converted to shares of Sony’s common stock on December 1, 2005. Refer to “History and Development of the Company” in “Item 4. Information on the Company.”

Trading on the TSE and NYSE

The following table sets forth for the periods indicated the reported high and low sales prices per share of Sony Corporation’s Common Stock on the TSE and the reported high and low sales prices per share of Sony Corporation’s ADS on the NYSE.

	Tokyo Stock Exchange
	Price Per Share of		New York Stock
	Common Stock		Exchange Price Per Share of ADS
	High	Low	High	Low
	(yen)		(U.S. dollars)

Annual highs and lows*
The fiscal year ended March 31, 2003	7,460	4,070	59.95	34.85
The fiscal year ended March 31, 2004	4,670	2,720	42.81	23.16
The fiscal year ended March 31, 2005	4,710	3,550	43.67	32.35
Quarterly highs and lows*
The fiscal year ended March 31, 2006
1st quarter	4,410	3,770	40.79	34.38
2nd quarter	4,100	3,660	36.74	32.38
3rd quarter	5,020	3,710	41.30	31.80
4th quarter	6,040	4,700	51.16	40.90
The fiscal year ended March 31, 2007
1st quarter	6,200	4,660	52.29	40.67
2nd quarter	5,360	4,610	46.40	39.30
3rd quarter	5,190	4,340	43.78	37.24
4th quarter	6,540	5,120	53.34	42.73
Monthly highs and lows*
2006
December	5,190	4,470	43.78	39.27
2007
January	5,830	5,120	48.01	42.73
February	6,540	5,560	53.34	47.13
March	6,290	5,650	53.24	48.28
April	6,660	5,860	55.54	49.77
May	7,190	6,260	59.84	52.51
June (through June 20)	7,030	6,500	57.33	52.98

*	Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

On June 20, 2007, the closing sales price per share of Sony Corporation’s Common Stock on the TSE was 6,620 yen. On June 20, 2007, the closing sales price per share of Sony Corporation’s ADS on the NYSE was 53.18 U.S. dollars.

Selling Shareholders

Not Applicable

Dilution

Not Applicable

Expenses of the Issue

Not Applicable

Item 10.	Additional Information

Share Capital

Not Applicable

Memorandum and Articles of Association

Organization

Sony Corporation is a joint stock corporation (Kabushiki Kaisha) incorporated in Japan under the Company Law (Kaishaho) of Japan. It is registered in the Commercial Register (Shogyo Tokibo) maintained by the Minato Branch Office of the Tokyo Bureau of Legal Affairs.

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

For more information on Directors, refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees.”

Capital stock

(General)

Unless indicated otherwise, set forth below is information relating to Sony Corporation’s capital stock, including brief summaries of the relevant provisions of Sony Corporation’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Company Law and related legislation.

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

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with Japan Securities Depository Center, Inc. (“JASDEC”). If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as a securities company or bank having a clearing account with JASDEC. All shares deposited with JASDEC will be registered in the name of JASDEC on Sony Corporation’s register of shareholders. Each participating shareholder will in turn be registered on Sony Corporation’s register of beneficial shareholders and be treated in the same way as shareholders registered on Sony Corporation’s register of shareholders. Entry of the share transfer in the book maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial shareholders may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from Sony Corporation. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

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

(Distribution of Surplus)

Distribution of Surplus — General

Under the Company Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “— Restriction on distributions of Surplus”). Sony Corporation may make distributions of Surplus to shareholders any number of times per business year, subject to certain limitations described in “— Restriction on distributions of Surplus.” Distributions of Surplus are required in principle to be authorized by a resolution of a General Meeting of Shareholders, but Sony Corporation shall authorize distributions of Surplus by a resolution of the Board of Directors as long as its non-consolidated annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice.

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock held by each shareholder. A resolution of the Board of Directors or a General Meeting of Shareholders authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, Sony Corporation may, pursuant to a resolution of the Board of Directors or (as the case may be) a General Meeting of Shareholders, grant a right to the shareholders to require Sony Corporation to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a General Meeting of Shareholders (refer to “Voting Rights” with respect to a “special resolution”).

Under the Articles of Incorporation of Sony Corporation, year-end dividends and interim dividends may be distributed to shareholders of record as of March 31 and September 30 each year, respectively, in proportion to the number of shares of Common Stock held by each shareholder following approval by the Board of Directors or (as the case may be) the General Meeting of Shareholders. Sony Corporation is not obliged to pay any dividends unclaimed for a period of five years after the date on which they first became payable.

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

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D − (E + F + G)

In the above formula:

“A” =	the total amount of other capital surplus and other retained earnings, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year

“B” =	(if Sony Corporation has disposed of its treasury stock after the end of the last business year) the amount of the consideration for such treasury stock received by Sony Corporation less the book value thereof

“C” =	(if Sony Corporation has reduced its stated capital after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D” =	(if Sony Corporation has reduced its additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E” =	(if Sony Corporation has cancelled its treasury stock after the end of the last business year) the book value of such treasury stock

“F” =	(if Sony Corporation has distributed Surplus to its shareholders after the end of the last business year) the total book value of the Surplus so distributed

“G” =	certain other amounts set forth in ordinances of the Ministry of Justice, including (if Sony Corporation has reduced Surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction and (if Sony Corporation has distributed Surplus to the shareholders after the end of the last business year) the amount set aside in additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.

The aggregate book value of Surplus distributed by Sony Corporation may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the followings:

(a)	the book value of its treasury stock;

(b)	the amount of consideration for any of treasury stock disposed of by Sony Corporation after the end of the last business year; and

(c)	certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year) all or certain part of such exceeding amount as calculated in accordance with ordinances of the Ministry of Justice.

If Sony Corporation has become at its option a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), Sony Corporation shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by ordinances of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by ordinances of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.

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

(Stock splits)

Sony Corporation may at any time split shares in issue into a greater number of shares at the determination of the Chief Executive Officer (“CEO”).

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

(Consolidation of shares)

Sony Corporation may at any time consolidate issued shares into a smaller number of shares by a special shareholders resolution (as defined in “(Voting Rights)”). When a consolidation of shares is to be made, Sony Corporation must give public notice and notice to each shareholder that, within a period of not less than one month specified in the notice, share certificates must be submitted to Sony Corporation for exchange. Sony Corporation must disclose the reason for the consolidation of shares at a General Meeting of Shareholders.

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

(Voting rights)

So long as Sony Corporation maintains the unit share system, a holder of shares constituting one or more units is entitled to one vote for each such unit of stock (refer to “(Unit share system)” below; currently 100 shares constitute one unit), except that no voting rights with respect to shares of capital stock of Sony Corporation are afforded to Sony Corporation or any corporate or certain other entity more than one-quarter of the total voting rights of which are directly or indirectly held by Sony Corporation. If Sony Corporation eliminates from its Articles of Incorporation the provisions relating to units of stock, holders of capital stock will have one vote for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation of Sony Corporation, a resolution can be adopted at a General Meeting of Shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Company Law and Sony Corporation’s Articles of Incorporation provide, however, that the quorum for the election of Directors shall not be less than one-third of the total number of voting rights of all the shareholders. Sony Corporation’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Shareholders may also exercise their voting rights by electronic means pursuant to the method designated by Sony Corporation.

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

(Issue of additional shares and pre-emptive rights)

Holders of Sony Corporation’s shares of capital stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors or the CEO determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “(Voting rights)” above. The Board of Directors or the CEO may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

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

In cases where a particular issue of new shares or stock acquisition rights (i) violates laws and regulations or Sony Corporation’s Articles of Incorporation, or (ii) will be performed in a manner materially unfair, and shareholders may suffer disadvantages therefrom, such shareholders may file an injunction to enjoin such issue with a court.

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

(Acquisition by Sony Corporation of its capital stock)

Under the Company Law and the Articles of Incorporation of Sony Corporation, Sony Corporation may acquire shares of Common Stock (i) from a specific shareholder other than any of its subsidiaries (pursuant to a special resolution of a General Meeting of Shareholders), (ii) from any of its subsidiaries (pursuant to a determination by the CEO), or (iii) by way of purchase on any Japanese stock exchange on which Sony Corporation’s shares of Common stock are listed or by way of tender offer (as long as its non-consolidated annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice) in either case pursuant to a resolution of the Board of Directors or (as the case may be) an ordinary resolution of a General Meeting of Shareholders). In the case of (i) above, any other shareholder may make a request to Sony Corporation that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (i) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

The total amount of the purchase price of shares of Common Stock may not exceed the Distributable Amount, as described in “(Distribution of Surplus) — Distributions of Surplus — Restriction on distributions of Surplus.”

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

A holder who owns American Depositary Receipts (“ADRs”) evidencing less than 100 ADSs will indirectly own less than one full unit. Although, as discussed above, under the unit share system holders of less than one full unit have the right to require Sony Corporation to purchase their shares or sell shares held by Sony Corporation to such holders, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of capital stock representing less than one full unit and, therefore, are unable, as a practical matter, to exercise the rights to require Sony Corporation to purchase such underlying shares or sell shares held by Sony Corporation to such holders. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots less than one full unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

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

Reporting of substantial shareholdings

The Securities and Exchange Law of Japan and its related regulations require any person, regardless of residence, who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director General of the competent Local Finance Bureau of the Ministry of Finance within five business days a report concerning such shareholdings. A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding, with certain exceptions. For this purpose, shares issuable to such persons upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holders and the issuer’s total issued share capital. Any such report shall be filed with the Director

General of the relevant Local Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET) system. Copies of such report must also be furnished to the issuer of such shares.

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation

(such as the shares of Common Stock of Sony Corporation) to any non-resident corporate or individual shareholders (including non-resident Holders) other than any individual shareholder who holds 5 percent or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2009, and (ii) 15 percent for dividends due and payable on or after April 1, 2009. As of the date of this document, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and 10 percent under the income tax treaties with the U.K. and the United States).

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

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Sony Corporation to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance through Sony Corporation to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after Sony Corporation’s fiscal year-end or semi-fiscal year-end). To claim this reduced rate or exemption, a non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced rate which is lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the full amount of tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority. Sony Corporation does not assume any responsibility to ensure withholding at the reduced treaty rate or to ensure not withholding for shareholders who would be so eligible under any applicable income tax treaty but do not follow the required procedures as stated above.

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

United States Taxation with respect to shares of Common Stock and ADSs

The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock will be able to be included in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs or Common Stock will be subject to taxation at a maximum rate of 15 percent if the dividends are “qualified dividends.” Dividends paid on the Common Stock or ADSs will be treated as qualified dividends if Sony Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Corporation’s audited financial statements and relevant market and shareholder data, Sony Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2006 taxable year. In addition, based on Sony Corporation’s audited financial statements and Sony Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Corporation does not anticipate becoming a PFIC for the 2007 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Common Stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether Sony Corporation will be able to comply with them. Holders of ADSs and Common Stock should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

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

Sony’s normal course of business is continuously exposed to market fluctuation, such as fluctuations in currency exchange rates, interest rates or stock prices. Sony utilizes several derivative instruments, such as foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements and currency swap agreements in order to hedge the potential downside risk on the cash flow from the normal course of business caused by market fluctuation. Sony uses foreign exchange forward contracts and foreign currency option contracts primarily to reduce the foreign exchange volatility risk that accounts receivable or accounts payable denominated in yen, U.S. dollars, Euros or other currencies have through the normal course of Sony’s worldwide business. Interest rate swap agreements and currency swap agreements are utilized to diversify funding conditions or to reduce funding costs, and in the Financial Services segment, these transactions are used for asset liability management. Sony uses these derivative financial instruments mainly for risk-hedging purposes as described above, and few derivative transactions, such as bond futures and bond options are held or utilized for trading purposes in the Financial Services segment. If hedge accounting cannot be applied because the accounts receivable or accounts payable to be hedged are not yet booked, or because cash flows from derivative transactions do not coincide with the underlying exposures recorded on Sony’s balance sheet, then Sony understands that such derivatives agreements should be subject to a mark-to-market evaluation and their unrealized gains or losses are recognized in earnings. In addition, Sony holds marketable securities such as straight bonds, convertible bonds, and stocks in yen or other currencies in the Financial Services segment in order to obtain interest income or capital gain on the financial assets under management. Sony understands that such investment in marketable securities is also subjected to market fluctuation.

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

The following table shows the results of VaR. These analyses for the fiscal year ended March 31, 2007 indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95 percent confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and U.S. dollar and between the yen and the Euro, the currencies in which a significant amount of financial assets and liabilities and derivative transactions are maintained on a consolidated basis. The VaR of interest rate risk and stock price risk consists of risks arising from the volatility of the interest rates and stock prices against invested securities and derivatives transactions in the Financial Services segment.

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

Consolidated

	June 30,	September 29,	December 29,	March 30,
	2006	2006	2006	2007
	(Yen in billions)

Net VaR	4.8	3.8	2.3	2.9
VaR of currency exchange rate risk	1.3	1.6	0.6	1.3
VaR of interest rate risk	0.4	0.2	0.4	0.1
VaR of stock price risk	4.8	3.4	2.4	3.2

Financial Services

	June 30,	September 29,	December 29,	March 30,
	2006	2006	2006	2007
	(Yen in billions)

Net VaR	4.8	3.5	2.4	3.0
VaR of currency exchange rate risk	0.5	0.4	0.3	0.6
VaR of interest rate risk	0.4	0.2	0.3	0.6
VaR of stock price risk	4.8	3.4	2.4	3.2

All other segments excluding Financial Services

	June 30,	September 29,	December 29,	March 30,
	2006	2006	2006	2007
	(Yen in billions)

Net VaR	0.9	1.3	0.5	0.8
VaR of currency exchange rate risk	0.9	1.3	0.5	0.8
VaR of interest rate risk	0.0	0.0	0.2	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities

Not Applicable

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Item 15(a). Disclosure Controls and Procedures

Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the Chief Executive Officer, President, and Chief Financial Officer, of the effectiveness of the design and operation of Sony’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of March 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the Chief

Executive Officer, President and Chief Financial Officer have concluded that, as of March 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports Sony files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Sony’s management, including the Chief Executive Officer, President, and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Item 15(b). Management’s Annual Report on Internal Control over Financial Reporting

Sony management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Sony’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. Sony’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Sony;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Sony are being made only in accordance with authorizations of management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Sony’s assets that could have a material effect on the financial statements.

Sony management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2007 based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2007.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of the effectiveness of Sony’s internal control over financial reporting as of March 31, 2007 has been audited by PricewaterhouseCoopers Aarata, an independent registered public accounting firm, as stated in its report, presented on page F-2.

Item 15(c). Attestation Report of the Registered Public Accounting Firm

Refer to the Report of Independent Registered Public Accounting Firm on page F-2.

Item 15(d) — Changes in Internal Control over Financial Reporting

There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Sony’s Board of Directors has determined that Mr. Yoshiaki Yamauchi and Mr. Fueo Sumita both qualify as an “audit committee financial expert” as defined in this Item 16A. In addition, both are independent as defined under the New York Stock Exchange Corporate Governance Standards.

Item 16B. Code of Ethics

Sony has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. The code of ethics applies to Sony’s Chief Executive Officer, Chief Financial Officer, chief accounting officer and persons performing similar functions, as well as to directors and all other officers and employees of Sony, as defined in the code of ethics. The code of ethics is available at http://www.sony.net/SonyInfo/Environment/management/compliance/qfhh7c000006e52h-att/code_of_conduct.pdf

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2006 and 2007.

	Fiscal Year Ended
	March 31
	2006	2007
	Yen in millions

Audit Fees(1)	2,180	4,900
Audit-Related Fees(2)	206	204
Tax Fees(3)	486	110
All Other Fees(4)	12	16

	2,884	5,230

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide. The year-over-year increase in audit fees for the fiscal year ended March 31, 2007 compared to the prior year is mostly related to the attestation services in connection with Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and mainly include the audits of employee benefit plans. The audit-related fees for the fiscal year ended March 31, 2006 included the advisory services related to the implementation of Sarbanes-Oxley Act Section 404 and employee benefit plan audits.

(3)	Tax Fees primarily include tax compliance, tax advice and expatriate tax services.
(4)	All Other Fees comprise fees for all other services not included in any of the other categories noted above.

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

Prior to the engagement of the independent auditor for the following fiscal year’s audit, management shall submit an application form to the Audit Committee for comprehensive pre-approval of all recurring services expected to be rendered during that year. In order to obtain comprehensive pre-approval, management shall provide sufficient information regarding each service so that each service can be classified into one of four categories (Audit, Audit-related, Tax, or All Other) as well as information regarding the fees expected to be budgeted for each service. Management shall describe each service in detail and indicate precisely and unambiguously the nature and scope of each particular service. Any additional services not contemplated in the application form shall require the Audit Committee’s separate pre-approval on an individual basis. The Audit Committee will approve, if necessary, any changes in terms, conditions and fees, resulting from changes in the scope of services to be provided or from other circumstances. The Audit Committee Chairman retains pre-approval authority and evaluates items for approval on request basis. The Audit Committee or its designee shall establish procedures to assure that the independent auditor is aware in a timely manner of the services that have been pre-approved.

During the fiscal year ended March 31, 2007, the Audit Committee has continued to include individual tax services, recruiting services and corporate tax service to the list of prohibited services stipulated by U.S. Securities and Exchange Commission rules and related regulations to enhance auditor independence. The Audit Committee has carefully checked these services and only permitted exceptional instances where the services had already been pre-approved prior to the effective date and instances in which difficulties were encountered in finding an alternative service provider immediately, or when a brief transitional period has been needed.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning purchases made by Sony during the fiscal year ended March 31, 2007.

			(c) Total
			Number of	(d) Maximum
			Shares	Number of
			Purchased as	Shares that
	(a) Total		Part of Publicly	May Yet Be
	Number of	(b) Average	Announced	Purchased
	Shares	Price Paid per	Plans or	Under the Plans
Period	Purchased	Share	Programs	or Programs

April 1st — 30th, 2006	7,272	5,721.56	N/A	N/A
May 1st — 31st, 2006	6,169	5,458.88	N/A	N/A
June 1st — 30th, 2006	6,212	4,935.14	N/A	N/A
July 1st — 31st, 2006	6,639	4,933.68	N/A	N/A
August 1st — 31st, 2006	9,027	5,175.29	N/A	N/A
September 1st — 30th, 2006	8,082	4,983.42	N/A	N/A
October 1st — 31st, 2006	7,974	4,700.31	N/A	N/A
November 1st — 30th, 2006	6,383	4,741.61	N/A	N/A
December 1st — 31st, 2006	12,594	4,920.18	N/A	N/A
January 1st — 31st, 2007	12,145	5,530.72	N/A	N/A
February 1st — 28th, 2007	13,208	6,024.99	N/A	N/A
March 1st — 31st, 2007	9,049	6,151.01	N/A	N/A
Total	104,754	5,324.93	N/A	N/A

Under the Company Law of Japan, a holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value (Refer to “Memorandum and Articles of Association — Capital stock — (Unit share system)” in “Item 10. Additional Information”). During the fiscal year ended March 31, 2007, Sony Corporation purchased 104,754 shares for a total purchase price of 557,807,980 yen upon such requests from holders of shares constituting less than one full unit.

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

Refer to Consolidated Financial Statements.

Item 19. Exhibits

Documents filed as exhibits to this annual report:

8.1	Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2007: Incorporated by reference to “Business Overview and Organizational Structure” in “Item 4. Information on the Company”
12.1	302 Certification
12.2	302 Certification
13.1	906 Certification
15.1(a)	Consent of PricewaterhouseCoopers Aarata
15.1(b)	Consent of PricewaterhouseCoopers AB

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY CORPORATION
(Registrant)

By:	/s/ NOBUYUKI ONEDA

(Signature)
Nobuyuki Oneda
Executive Vice President
Chief Financial Officer

Date: June 21, 2007

Consolidated Financial Statements
Sony Corporation and Consolidated Subsidiaries
March 31, 2007

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

***********************************************************************

Consolidated Financial Statements of Sony Ericsson Mobile Communications AB	A-1
Report of Independent Auditors	A-28

Consolidated Financial Statements of Sony Ericsson Mobile Communications AB are provided pursuant to Regulation S-X Rule 3-09.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Sony Corporation (Sony Kabushiki Kaisha)

We have completed an integrated audit of Sony Corporation’s March 31, 2007 consolidated financial statements and of its internal control over financial reporting as of March 31, 2007 and audits of its March 31, 2005 and 2006 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements and Financial Statement Schedule
In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (“Sony”) at March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Sony’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, Sony changed its methods of accounting for defined benefit pensions and other postretirement benefits, stock-based compensation and certain hybrid financial instruments during the fiscal year ended March 31, 2007.

Internal Control Over Financial Reporting
Also, in our opinion, management’s assessment, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b), that Sony maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, Sony maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Sony’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of Sony’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Aarata
Tokyo, Japan
June 6, 2007

[THIS PAGE INTENTIONALLY LEFT BLANK]

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets
March 31

	Yen in millions
	2006	2007

ASSETS
Current assets:
Cash and cash equivalents	703,098	799,899
Marketable securities	536,968	493,315
Notes and accounts receivable, trade	1,075,071	1,490,452
Allowance for doubtful accounts and sales returns	(89,563)	(120,675)
Inventories	804,724	940,875
Deferred income taxes	221,311	243,782
Prepaid expenses and other current assets	517,915	699,075

Total current assets	3,769,524	4,546,723

Film costs	360,372	308,694

Investments and advances:
Affiliated companies	285,870	448,169
Securities investments and other	3,234,037	3,440,567

	3,519,907	3,888,736

Property, plant and equipment:
Land	178,844	167,493
Buildings	926,783	978,680
Machinery and equipment	2,327,676	2,479,308
Construction in progress	116,149	64,855

	3,549,452	3,690,336
Less — Accumulated depreciation	2,160,905	2,268,805

	1,388,547	1,421,531

Other assets:
Intangibles, net	207,034	233,255
Goodwill	299,024	304,669
Deferred insurance acquisition costs	383,156	394,117
Deferred income taxes	178,751	216,997
Other	501,438	401,640

	1,569,403	1,550,678

Total assets:	10,607,753	11,716,362

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2006	2007

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	142,766	52,291
Current portion of long-term debt	193,555	43,170
Notes and accounts payable, trade	813,332	1,179,694
Accounts payable, other and accrued expenses	854,886	968,757
Accrued income and other taxes	87,295	70,286
Deposits from customers in the banking business	599,952	752,367
Other	508,442	485,287

Total current liabilities	3,200,228	3,551,852

Long-term debt	764,898	1,001,005
Accrued pension and severance costs	182,247	173,474
Deferred income taxes	216,497	261,102
Future insurance policy benefits and other	2,744,321	3,037,666
Other	258,609	281,589

Total liabilities:	7,366,800	8,306,688

Minority interest in consolidated subsidiaries	37,101	38,970

Stockholders’ equity:
Common stock, no par value —
2006 — Authorized 3,500,000,000 shares, outstanding 1,001,679,664 shares	624,124
2007 — Authorized 3,600,000,000 shares, outstanding 1,002,897,264 shares		626,907
Additional paid-in capital	1,136,638	1,143,423
Retained earnings	1,602,654	1,719,506
Accumulated other comprehensive income —
Unrealized gains on securities	100,804	86,096
Unrealized losses on derivative instruments	(2,049)	(1,075)
Minimum pension liability adjustment	(39,824)	—
Pension liability adjustment	—	(71,459)
Foreign currency translation adjustments	(215,368)	(129,055)

	(156,437)	(115,493)
Treasury stock, at cost
Common stock
2006 — 740,888 shares	(3,127)
2007 — 834,859 shares		(3,639)

	3,203,852	3,370,704

Commitments and contingent liabilities
Total liabilities and stockholders’ equity:	10,607,753	11,716,362

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income
Fiscal Year Ended March 31

	Yen in millions
	2005	2006	2007

Sales and operating revenue:
Net sales	6,565,010	6,692,776	7,567,359
Financial service revenue	537,715	720,566	624,282
Other operating revenue	88,600	97,255	104,054

	7,191,325	7,510,597	8,295,695

Costs and expenses:
Cost of sales	5,000,112	5,151,397	5,889,601
Selling, general and administrative	1,535,015	1,527,036	1,788,427
Financial service expenses	482,576	531,809	540,097
Loss on sale, disposal or impairment of assets, net	27,994	73,939	5,820

	7,045,697	7,284,181	8,223,945

Operating income	145,628	226,416	71,750

Other income:
Interest and dividends	14,708	24,937	28,240
Gain on sale of securities investments, net	5,437	9,645	14,695
Gain on change in interest in subsidiaries and equity investees	16,322	60,834	31,509
Other	29,447	23,039	20,738

	65,914	118,455	95,182

Other expenses:
Interest	24,578	28,996	27,278
Loss on devaluation of securities investments	3,715	3,878	1,308
Foreign exchange loss, net	524	3,065	18,835
Other	25,518	22,603	17,474

	54,335	58,542	64,895

Income before income taxes	157,207	286,329	102,037

Income taxes:
Current	85,510	96,400	67,081
Deferred	(69,466)	80,115	(13,193)

	16,044	176,515	53,888

Income before minority interest, equity in net income of affiliated companies and cumulative effect of an accounting change	141,163	109,814	48,149
Minority interest in income (loss) of consolidated subsidiaries	1,651	(626)	475
Equity in net income of affiliated companies	29,039	13,176	78,654

Income before cumulative effect of an accounting change	168,551	123,616	126,328

Cumulative effect of an accounting change
(2005: Net of income taxes of 2,675 million)	(4,713)	—	—

Net income	163,838	123,616	126,328

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income (Continued)

	Yen
	2005	2006	2007

Per share data:
Common stock
Income before cumulative effect of an accounting change
— Basic	180.96	122.58	126.15
— Diluted	162.59	116.88	120.29
Cumulative effect of an accounting change
— Basic	(5.06)	—	—
— Diluted	(4.52)	—	—
Net income
— Basic	175.90	122.58	126.15
— Diluted	158.07	116.88	120.29
Cash dividends	25.00	25.00	25.00
Subsidiary tracking stock
Net income
— Basic	17.21	—	—

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows
Fiscal Year Ended March 31

	Yen in millions
	2005	2006	2007

Cash flows from operating activities:
Net income	163,838	123,616	126,328
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs	372,865	381,843	400,009
Amortization of film costs	276,320	286,655	368,382
Stock-based compensation	(74)	150	3,838
Accrual for pension and severance costs, less payments	22,837	(7,563)	(22,759)
Gain on the transfer to the Japanese Government of the substitutional portion of employee pension fund, net	—	(73,472)	—
Loss on sale, disposal or impairment of assets, net	27,994	73,939	5,820
Gain on sale or loss on devaluation of securities investments, net	(1,722)	(5,767)	(13,387)
Gain on revaluation of marketable securities held in the financial service business for trading purpose, net	(5,246)	(44,986)	(11,857)
Gain on change in interest in subsidiaries and equity investees	(16,322)	(60,834)	(31,509)
Deferred income taxes	(69,466)	80,115	(13,193)
Equity in net (income) losses of affiliated companies, net of dividends	(15,648)	9,794	(68,179)
Cumulative effect of an accounting change	4,713	—	—
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(22,056)	17,464	(357,891)
(Increase) decrease in inventories	34,128	(164,772)	(119,202)
Increase in film costs	(294,272)	(339,697)	(320,079)
Increase (decrease) in notes and accounts payable, trade	31,473	(9,078)	362,079
Increase (decrease) in accrued income and other taxes	3	29,009	(14,396)
Increase in future insurance policy benefits and other	144,143	143,122	172,498
Increase in deferred insurance acquisition costs	(65,051)	(51,520)	(61,563)
(Increase) decrease in marketable securities held in the financial service business for trading purpose	(26,096)	(35,346)	31,732
Increase in other current assets	(29,699)	(8,792)	(35,133)
Increase in other current liabilities	46,545	105,865	73,222
Other	67,790	(49,887)	86,268

Net cash provided by operating activities	646,997	399,858	561,028

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2005	2006	2007

Cash flows from investing activities:
Payments for purchases of fixed assets	(453,445)	(462,473)	(527,515)
Proceeds from sales of fixed assets	34,184	38,168	87,319
Payments for investments and advances by financial service business	(1,309,092)	(1,368,158)	(914,754)
Payments for investments and advances (other than financial service business)	(158,151)	(36,947)	(100,152)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	923,593	857,376	679,772
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	25,849	24,527	22,828
Proceeds from sales of subsidiaries’ and equity investees’ stocks	3,162	75,897	43,157
Other	2,728	346	(6,085)

Net cash used in investing activities	(931,172)	(871,264)	(715,430)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	57,232	246,326	270,780
Payments of long-term debt	(94,862)	(138,773)	(182,374)
Increase (decrease) in short-term borrowings	11,397	(11,045)	6,096
Increase in deposits from customers in the financial service business	294,352	190,320	273,435
Increase (decrease) in call money and bills sold in the banking business	(40,400)	86,100	(100,700)
Dividends paid	(22,978)	(24,810)	(25,052)
Proceeds from the issuance of shares under stock-based compensation plans	105	4,681	5,566
Proceeds from the issuance of shares by subsidiaries	4,023	6,937	2,217
Other	(3,692)	128	(2,065)

Net cash provided by financing activities	205,177	359,864	247,903

Effect of exchange rate changes on cash and cash equivalents	8,890	35,537	3,300

Net increase (decrease) in cash and cash equivalents	(70,108)	(76,005)	96,801
Cash and cash equivalents at beginning of the fiscal year	849,211	779,103	703,098

Cash and cash equivalents at end of the fiscal year	779,103	703,098	799,899

Supplemental data:
Cash paid during the fiscal year for —
Income taxes	65,477	70,019	104,822
Interest	18,187	24,651	23,000

Non-cash investing and financing activities —
Conversion of convertible bonds	282,744	—	—
Obtaining assets by entering into capital lease	19,049	19,682	13,784
Contribution of net assets into the joint venture with Bertelsmann AG	9,402	—	—

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity
Fiscal Year Ended March 31

	Yen in millions
					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

Balance at March 31, 2004	3,917	476,350	992,817	1,367,060	(449,959)	(12,183)	2,378,002
Exercise of stock acquisition rights		52	53				105
Conversion of convertible bonds		141,390	141,354				282,744
Stock based compensation			340				340
Comprehensive income:
Net income				163,838			163,838
Other comprehensive income, net of tax —
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					5,643		5,643
Less: Reclassification adjustment included in net income					(12,924)		(12,924)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					(209)		(209)
Less: Reclassification adjustment included in net income					(1,681)		(1,681)
Minimum pension liability adjustment					(769)		(769)
Foreign currency translation adjustments					74,224		74,224

Total comprehensive income							228,122

Stock issue costs, net of tax				(541)			(541)
Dividends declared				(24,030)			(24,030)
Purchase of treasury stock						(416)	(416)
Reissuance of treasury stock			(342)	(245)		6,599	6,012

Balance at March 31, 2005	3,917	617,792	1,134,222	1,506,082	(385,675)	(6,000)	2,870,338

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

Balance at March 31, 2005	3,917	617,792	1,134,222	1,506,082	(385,675)	(6,000)	2,870,338
Exercise of stock acquisition rights		931	932				1,863
Conversion of convertible bonds		1,484	1,484				2,968
Conversion of subsidiary tracking stock	(3,917)	3,917					—
Comprehensive income:
Net income				123,616			123,616
Other comprehensive income, net of tax —
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					79,630		79,630
Less: Reclassification adjustment included in net income					(41,495)		(41,495)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					7,865		7,865
Less: Reclassification adjustment included in net income					(7,424)		(7,424)
Minimum pension liability adjustment					50,206		50,206
Foreign currency translation adjustments					140,473		140,473
Less: Reclassification adjustment included in net income					(17)		(17)

Total comprehensive income							352,854

Stock issue costs, net of tax				(780)			(780)
Dividends declared				(24,968)			(24,968)
Purchase of treasury stock						(394)	(394)
Reissuance of treasury stock				(1,296)		3,267	1,971

Balance at March 31, 2006	—	624,124	1,136,638	1,602,654	(156,437)	(3,127)	3,203,852

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

Balance at March 31, 2006	—	624,124	1,136,638	1,602,654	(156,437)	(3,127)	3,203,852
Exercise of stock acquisition rights		2,175	2,175				4,350
Conversion of convertible bonds		608	608				1,216
Stock based compensation			3,993				3,993
Comprehensive income:
Net income				126,328			126,328
Cumulative effect of an accounting change, net of tax				(3,785)			(3,785)
Other comprehensive income, net of tax —
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					6,963		6,963
Less: Reclassification adjustment included in net income					(21,671)		(21,671)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					6,907		6,907
Less: Reclassification adjustment included in net income					(5,933)		(5,933)
Minimum pension liability adjustment					(2,754)		(2,754)
Foreign currency translation adjustments					86,313		86,313

Total comprehensive income							192,368

Stock issue costs, net of tax				(22)			(22)
Dividends declared				(25,042)			(25,042)
Purchase of treasury stock						(558)	(558)
Reissuance of treasury stock			9			46	55
Adoption of FAS No. 158, net of tax					(9,508)		(9,508)
Other				19,373	(19,373)		—

Balance at March 31, 2007	—	626,907	1,143,423	1,719,506	(115,493)	(3,639)	3,370,704

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements
Sony Corporation and Consolidated Subsidiaries

1.  Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony’s manufacturing facilities are located in Japan, the United States of America, Europe, and Asia. Its electronic products are marketed throughout the world and game products are marketed mainly in Japan, the United States of America and Europe by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video and television product. Sony is also engaged in various financial service businesses including insurance operations through a Japanese life insurance subsidiary and a non-life insurance subsidiary, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations in Japan. In addition to the above, Sony is engaged in the development, production, manufacture, and distribution of recorded music, a network service business, an animation production and marketing business, and an advertising agency business in Japan.

2.  Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books.

(1)  Newly adopted accounting pronouncements:

Inventory Costs -

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4”. This statement requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to the inventory be based on the normal capacity of the production facilities. Sony adopted FAS No. 151 on April 1, 2006. The adoption of FAS No. 151 did not have a material impact on Sony’s results of operations and financial position.

Accounting for Stock-Based Compensation -

Effective April 1, 2006, Sony adopted FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”). This statement requires the use of the fair value based method of accounting for employee stock-based compensation and eliminates the alternative to use the intrinsic value method prescribed by Accounting Principle Board Opinion (“APB”) No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. Sony had accounted for its employee stock-based compensation in accordance with the provisions prescribed by APB No. 25 and its related interpretations and had disclosed the net effect on net income and net income per share (“EPS”) allocated to the common stock as if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation as described in (2) Significant accounting policies — Stock-based compensation. Sony has elected the modified prospective method of transition prescribed in FAS No. 123(R), which requires that compensation expense be recorded for all unvested stock acquisition rights as the requisite service is rendered

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

beginning with the first period of adoption. As a result of the adoption of FAS No. 123(R), Sony’s operating income decreased by 3,670 million yen for the fiscal year ended March 31, 2007.

Derivative Instruments and Hedging Activities -

In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, an amendment of FAS No. 133 and FAS No. 140. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal year beginning after September 15, 2006, with earlier adoption permitted as of the beginning of the fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. Sony early adopted FAS No. 155 on April 1, 2006. As a result of the adoption of FAS No. 155, Sony’s operating income increased by 3,828 million yen for the fiscal year ended March 31, 2007. Additionally, on April 1, 2006, Sony recognized a net charge of 3,785 million yen (net of income taxes of 2,148 million yen) as a cumulative-effect adjustment to beginning retained earnings, which consisted of 1,754 million yen (net of income taxes of 996 million yen) of gross gains and 5,539 million yen (net of income taxes of 3,144 million yen) of gross losses.

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans -

In September 2006, the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment to FASB Statements No. 87, 88, 106 and 132(R). FAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit pension and other postretirement benefit plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. FAS No. 158 was adopted by Sony in the financial statements for the year ended March 31, 2007. FAS No. 158 also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for years ending after December 15, 2008. Sony expects to adopt the measurement provisions of FAS No. 158 effective March 31, 2009. See Note 14, Pension and severance plans, for further details.

Quantifying Effects of Prior Year Misstatements in Current Year Financial Statements -

In September 2006, the U.S. Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effect of Prior Year Misstatement when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 requires that registrants quantify errors using both a balance sheet approach, generally referred to as the “Iron Curtain” method, and a statement of operations approach, generally referred to as the “Rollover” method, and evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 became effective for Sony as of April 1, 2006. Prior to the application of SAB No. 108, Sony used a statement of operations approach to quantify errors. The application of SAB No. 108 did not have a material impact on Sony’s consolidated financial statements.

(2)  Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies generally through 20-50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). When the interest in the partnership is so minor that Sony may have virtually no influence over the operation of the investee, the cost method is used. Under the equity method, investments are stated at cost plus/minus Sony’s portion of equity in undistributed earnings or losses. Consolidated net income includes Sony’s equity in current earnings or losses of such companies, after elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its fair value.

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

The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over Sony’s underlying net equity is recognized as goodwill as a component of the investment balance.

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

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current exchange rates and all income and expense accounts are translated at exchange rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income.

Foreign currency receivables and payables are translated at appropriate year-end current exchange rates and the resulting translation gains or losses are taken into income.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities -

Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

to net realizable value by a charge to income for other-than-temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

Equity securities in non-public companies -

Equity securities in non-public companies are carried at cost as fair value is not readily determinable. If the value of a non-public equity investment is estimated to have declined and such decline is judged to be other-than-temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows. Fair value is determined through the use of methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

Inventories -

Inventories in electronics and game as well as non-film inventories for pictures are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies in electronics which is determined on the “first-in, first-out” basis. The market value of inventory is determined as the net realizable value — i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal. Sony does not consider a normal profit margin when calculating the net realizable value.

Film costs -

Film costs related to theatrical and television products (which include direct production costs, production overhead and acquisition costs) are stated at the lower of unamortized cost or estimated fair value and classified as non-current assets. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued, for an individual product based on the proportion that current period actual revenues bear to the estimated remaining total lifetime revenues. These estimates are reviewed on a periodic basis.

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

Goodwill and other intangible assets -

Goodwill and certain other intangible assets that are determined to have an indefinite life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Fair value for those assets is generally determined using a discounted cash flow analysis.

Intangible assets with finite lives that are determined not to have an indefinite life mainly consist of artist contracts, music catalogs, acquired patent rights and software to be sold, leased or otherwise marketed. Artist contracts and music catalogs are amortized on a straight-line basis, generally, over 10 to 40 years. Acquired patent rights and software to be sold, leased or otherwise marketed are amortized on a straight-line basis, generally, over 3 to 8 years.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

In the Game segment, technological feasibility of game software is established when the product master is completed. Consideration to capitalize game software development costs before this point is limited to the development costs of games for which technological feasibility can be proven to be at an earlier stage.

Sony performs periodic reviews to ensure that unamortized capitalized software costs remain recoverable from future profits.

Deferred insurance acquisition costs -

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination and inspection report fees. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.

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

Future insurance policy benefits -

Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions, including future investment yield, morbidity, mortality and withdrawals. These assumptions are reviewed on a periodic basis. Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional long-duration life and annuity contracts.

Accounting for the impairment of long-lived assets -

Sony periodically reviews the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicate that the individual carrying amount of an asset may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the assets with their estimated undiscounted future cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during the period. The impairment loss would be calculated as the difference between the asset carrying value and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell. Reductions in carrying value are recognized in the period in which the long-lived assets are classified as held for sale.

Derivative financial instruments -

All derivatives are recognized as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

In accordance with FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, the various derivative financial instruments held by Sony are classified and accounted for as described below.

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

When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting.

Stock-based compensation -

With the adoption of FAS No. 123(R) effective April 1, 2006, Sony accounts for stock-based compensation using the fair value based method. Sony recognized 3,838 million yen of stock-based compensation expense for the fiscal year ended March 31, 2007. The expense is mainly included in selling, general and administrative expenses. The income tax benefit related to the stock-based compensation expense for the fiscal year ended March 31, 2007, was 790 million yen. Sony has elected the modified prospective method of transition prescribed in FAS No. 123(R) and therefore has not restated the results for prior periods. Under this transition method, stock-based compensation expense for the fiscal year ended March 31, 2007 included the expense for all stock acquisition rights granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provision of FAS No. 123. Stock-based compensation expense for all stock acquisition rights granted after April 1, 2006 is based on the grant-date fair value estimated in accordance with FAS No. 123(R). The fair value is measured on the date of grant using the Black-Scholes option-pricing model. Sony recognizes this compensation expense, net of an estimated forfeiture rate, for only the rights expected to vest ratably over the requisite service period of the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

stock acquisition rights, which is generally a period of three years. Sony estimated the forfeiture rate for the fiscal year ended March 31, 2007, based on its historical experience in the stock acquisition rights plans where the majority of the vesting terms have been satisfied.

Prior to the adoption of FAS No. 123(R), Sony had applied APB No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations in accounting for its stock-based compensation plans and followed the disclosure-only provisions of FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123”. As prescribed by APB No. 25, Sony had accounted for stock-option compensation using the intrinsic value method. Compensation expense for the years ended March 31, 2005 and 2006 was not significant as the exercise prices for the stock acquisition rights plans were determined based on the prevailing market price shortly before the date of grant.

The following table reflects the net effects on net income and net income per share allocated to the common stock as if Sony had applied the fair value recognition provisions of FAS No. 123, “Accounting for Stock-Based Compensation”, to its stock-based compensation. See Note 16 for detailed assumptions.

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006

Income before cumulative effect of an accounting change allocated to common stock:
As reported	168,498	122,308
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(4,690)	(4,182)

Pro forma	163,808	118,126

Net income allocated to common stock:
As reported	163,785	122,308
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(4,690)	(4,182)

Pro forma	159,095	118,126

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen
	Fiscal Year Ended March 31
	2005	2006

Income before cumulative effect of an accounting change allocated to common stock:
— Basic EPS:
As reported	180.96	122.58
Pro forma	175.92	118.39
— Diluted EPS:
As reported	162.59	116.88
Pro forma	158.10	112.91
Net income allocated to common stock:
— Basic EPS:
As reported	175.90	122.58
Pro forma	170.86	118.39
— Diluted EPS:
As reported	158.07	116.88
Pro forma	153.58	112.91

Free distribution of common stock -

On occasion, Sony Corporation may make a free distribution of common stock which is accounted for either by a transfer from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares in the common stock account.

Under the Japanese Company Law, a stock dividend can be affected by an appropriation of retained earnings to the common stock account, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors.

Free distribution of common stock is recorded in the consolidated financial statements only when it becomes effective, except for the calculation and presentation of per share amounts.

Stock issue costs -

Stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Company Law prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.

Revenue recognition -

Revenues from electronics and game sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse.

Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse. Revenues from the sale of home videocassettes and DVDs and Blu-ray discs are recognized upon availability of sale to the public.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Traditional life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.

Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits and other. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial service revenue. Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Accounting for consideration given to a customer or a reseller -

In accordance with the Emerging Issue Task Force (“EITF”) Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products”, cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, is accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2005, 2006 and 2007, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expense totaled 27,946 million yen, 29,489 million yen and 31,933 million yen, respectively.

Cost of sales -

Costs classified as cost of sales relate to the producing and manufacturing of products and include items such as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film costs related to theatrical and television products.

Research and development costs -

Research and development costs are expensed as incurred.

Selling, general and administrative -

Costs classified as selling expense relate to promoting and selling products and include items such as advertising, promotion, shipping, and warranty expenses.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Advertising costs -

Advertising costs are expensed when the advertisement or commercial appears in the selected media, except for advertising costs for acquiring new insurance policies which are deferred and amortized as part of insurance acquisition costs.

Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are an integral part of producing and distributing films under SOP 00-2, “Accounting by Producers or Distributors of Films”. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. Amounts paid by customers for shipping and handling costs are included in net sales.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income, and the tax liability attributed to undistributed earnings of subsidiaries and affiliated companies accounted for by the equity methods. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Sony records valuation allowances to reduce deferred tax assets to the amount that management believes is more likely than not to be realized. In assessing the likelihood of realization, Sony considers all currently available evidence for future years, both positive and negative, supplemented by information of historical results for each tax jurisdiction.

Net income per share -

Basic net income per share is computed based on the weighted-average number of shares of common stock outstanding during each period.

Prior to December 1, 2005, Sony calculated and presented per share data separately for Sony’s common stock and for the subsidiary tracking stock by the “two-class” method based on FAS No. 128. As the holders of the subsidiary tracking stock had the right to participate in earnings, together with common stockholders, under this method, basic net income per share for each class of stock was calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period.

The earnings allocated to the subsidiary tracking stock were determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends. The earnings allocated to the common stock were calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The computation of diluted net income per share reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities including the conversion of contingently convertible debt instruments (“Co-Cos”) regardless of whether the conditions to exercise the conversion rights have been met.

(3)  Recent Pronouncements:

Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts -

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued the Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts”. SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sales of Investments”. This statement will be effective for Sony as of April 1, 2007. Although Sony is currently evaluating the impact of adopting this new pronouncement, the adoption of SOP 05-1 is not expected to have a material impact on Sony’s results of operations and financial position.

Accounting for Servicing of Financial Assets -

In March 2006, the FASB issued FAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”. This statement amends FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement will be effective for Sony as of April 1, 2007. Sony is currently evaluating the impact of adopting this new pronouncement.

Accounting for Uncertainty in Income Taxes -

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This statement will be effective for Sony as of April 1, 2007. Although Sony is currently evaluating the potential cumulative impact of FIN No. 48 on the consolidated financial statements, the final evaluation is expected to result in a charge to beginning retained earnings and an increase in the tax liabilities.

How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement -

In June 2006, the EITF issued EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement”. EITF Issue No. 06-3 requires disclosure of the accounting policy for any tax assessed by a governmental authority that is imposed concurrently on a specific revenue-producing transaction between a seller and a customer. EITF Issue No. 06-3 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. This statement will be effective for Sony as of April 1, 2007. Although Sony is currently evaluating the impact of adopting this new pronouncement, the adoption of EITF Issue No. 06-3 is not expected to have a material impact on Sony’s results of operations and financial position.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Fair Value Measurements -

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements”. FAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. FAS No. 157 will be effective for Sony beginning April 1, 2008. Sony is currently assessing the potential effect of FAS No. 157 on the financial statements.

Fair Value Option for Financial Assets and Financial Liabilities -

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. FAS No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Sony is currently evaluating whether to elect the option provided for in this statement. If elected, FAS No. 159 would be effective for Sony as of April 1, 2008.

(4)  Reclassifications:

Effective April 1, 2006, Sony reclassified royalty income as a component of sales and operating revenue, rather than as a component of other income as previously recorded. In connection with this reclassification, sales and operating revenue, operating income and other income for the fiscal years ended March 31, 2005 and 2006 have been reclassified to conform with the presentation of these items for the fiscal year ended March 31, 2007. The amounts of royalty income reclassified from other income to sales and operating revenue for the fiscal years ended March 31, 2005 and 2006 were 31,709 million yen and 35,161 million yen, respectively. In addition to the above, certain reclassifications of the financial statements for the fiscal years ended March 31, 2005 and 2006 have been made to conform to the presentation for the fiscal year ended March 31, 2007.

3.  Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2006	2007

Finished products	534,766	649,848
Work in process	123,381	123,539
Raw materials, purchased components and supplies	146,577	167,488

	804,724	940,875

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

4.  Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2006	2007

Theatrical:
Released (including acquired film libraries)	153,992	150,396
Completed not released	13,377	16,255
In production and development	156,019	93,584
Television licensing:
Released (including acquired film libraries)	36,918	48,313
In production and development	66	146

	360,372	308,694

Sony estimates that approximately 89% of unamortized costs of released films (excluding amounts allocated to acquired film libraries) at March 31, 2007 will be amortized within the next three years. Approximately 98 billion yen of released film costs are expected to be amortized during the next twelve months. As of March 31, 2007, unamortized acquired film libraries of approximately 8 billion yen are expected to be amortized on a straight-line basis over an average of the remaining lives of 3 years. Approximately 126 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5.  Related party transactions

Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method. Significant investments of this nature include, but are not limited to Sony’s interest in Sony Ericsson Mobile Communications, AB (“Sony Ericsson”) (50%), SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) (50%), S-LCD Corporation (“S-LCD”) (50% minus 1 share), and MGM Holdings Inc. (“MGM”) (45%).

Summarized combined financial information that is based on information provided by the equity investees is shown below:

	Yen in millions
	March 31
	2006	2007

Current assets	991,440	1,428,227
Property, plant and equipment	376,155	448,199
Other assets	903,873	888,100

Total assets	2,271,468	2,764,526

Current liabilities	1,009,895	1,178,299
Long-term liabilities	660,504	668,254
Stockholders’ equity	601,069	917,973

Total liabilities and stockholders’ equity	2,271,468	2,764,526

Number of companies at end of the fiscal year	58	62

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007

Sales and revenue	1,473,273	2,357,172	3,288,212
Gross profit	477,796	668,226	894,232
Net income	63,404	32,982	148,495

Sony Ericsson, a 50/50 joint venture with Telefonaktiebolaget LM Ericsson focused on mobile phone handsets, was established in October 2001 and is included in affiliated companies accounted for under the equity method. Sony Ericsson is engaged in the development, design, production, marketing and sale of mobile phones and related accessories.

In addition, Sony Ericsson has been able to differentiate its product through its close relationship with Sony. Sony Ericsson purchases several key components such as camera modules, memory, batteries and LCD panels from Sony.

S-LCD, a joint venture with Samsung Electronics Co., LTD focused on manufacturing amorphous TFT panel, was established in April 2004 with Sony’s ownership interest of 50% minus 1 share. Sony invested 100,073 million yen and 63,512 million yen in S-LCD during the fiscal years ended March 31, 2005 and 2007, respectively.

As of August 1, 2004, Sony combined its recorded music business, except for the operations of its recorded music business in Japan, with the recorded music business of Bertelsmann AG in a 50/50 joint venture known as SONY BMG, after approval from, among others, the European Commission competition authorities. As a result, the operations of the recorded music business, except for the recorded music business in Japan, are no longer consolidated, but are accounted for under the equity method. On December 3, 2004, Impala, an international association consisting of 2,500 independent recorded music companies applied for annulment of the decision to clear the merger. On July 13, 2006, the European Court of First Instance overruled the Commission’s decision to allow the merger to go forward, requiring the Commission to re-examine the merger. The transaction was renotified, in accordance with applicable EU merger control rules, on January 31, 2007, and an in-depth investigation opened on March 1, 2007. While the Commission completes its reexamination, Sony continues to account for the results of Sony BMG under the equity method.

On April 8, 2005, a consortium led by Sony Corporation of America (“SCA”) and its equity partners, Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners, completed the acquisition of MGM. Under the terms of the acquisition agreement, the aforementioned investor group acquired MGM for a total purchase price of approximately 5.0 billion U.S. dollars. As part of this transaction, Sony Pictures Entertainment (“SPE”) entered into agreements to co-finance and produce certain new motion pictures with MGM as well as distribute MGM’s existing film and television content in most markets through SPE’s global distribution channels. In June 2006, MGM and SPE modified this arrangement with respect to the co-financing of motion pictures and also allowed MGM to bring its worldwide television distribution business in-house and to consolidate substantially all of its worldwide home entertainment distribution activities with another major studio. MGM continues to operate under the Metro-Goldwyn-Mayer name as a private company, headquartered in Los Angeles, California, and is focused on new film production and distribution activities. As part of the acquisition, SCA invested 257 million U.S. dollars for 20% of the total equity capital, which includes both common stock and a significant amount of non-voting preferred stock with detachable common stock warrants. Although Sony owns 20% of MGM’s total equity, on a fully diluted basis as a result of the warrants dilution, Sony owns 45% of the total outstanding common stock and therefore, records 45% of MGM’s net income (loss) as equity in net income of affiliated companies. As a result of the cumulative losses recorded by MGM through March 31, 2007, the carrying value of Sony’s investment in MGM was written down to zero as of March 31, 2007. As Sony has not guaranteed the obligations of MGM nor is it otherwise committed to provide further financial support to MGM, Sony will no longer record its share of MGM’s future equity losses.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In September 2005, Sony sold 230,000 shares of Monex Beans Holdings, Inc. As a result of this sale, Sony’s ownership interest has been reduced from 20.1% to 10.3%. Therefore, Monex Beans Holdings, Inc. is no longer accounted for under the equity method. The financial position and operating results of Monex Beans Holdings, Inc. as of and for the fiscal years ended March 31, 2006 and 2007 are not included in the above summarized combined financial information. See Note 19 for more information on this transaction.

Sony’s proportionate share in the underlying net assets of the investees exceeded the carrying value of investments in affiliated companies by 36,875 million yen and 40,534 million yen at March 31, 2006 and 2007, respectively. These differences primarily relate to the differences in the carrying value of the net assets contributed by Sony and Bertelsmann AG upon the formation of SONY BMG in August 2004. The contribution of assets to SONY BMG was accounted for at book value. Acquisitions by Bertelsmann AG’s recorded music business shortly prior to the formation of SONY BMG resulted in goodwill comprising a significant portion of the assets contributed to SONY BMG by Bertelsmann AG, whereas Sony’s contributed assets had a lower historical basis. As a result, Sony’s carrying value of the investment in SONY BMG is below its 50% share of the underlying assets of SONY BMG. Since the contributions for both Sony and Bertelsmann AG were recorded at historical book value by SONY BMG, there is a basis difference attributable to non-depreciable assets which are not being amortized. Differences in the carrying value of Sony’s other equity investments and the proportionate share of the fair value of underlying net assets primarily relate to unamortizable goodwill.

Affiliated companies accounted for under the equity method with an aggregate carrying amount of 4,588 million yen and 5,587 million yen at March 31, 2006 and 2007, were quoted on established markets at an aggregate value of 34,462 million yen and 36,701 million yen, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	Yen in millions
	March 31
	2006	2007

Accounts receivable, trade	44,837	45,617

Advances	15,985	20,740

Accounts payable, trade	40,507	51,894

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007

Sales	256,799	234,636	299,487

Purchases	101,976	282,071	463,578

As of April 1, 2004, Sony Corporation made Sony Computer Entertainment Inc. (“SCE”) a wholly-owned subsidiary through a stock for stock exchange pursuant to the provision of Article 358 of the Japanese Commercial Code which did not require the approval of the General Meeting of Shareholders. The stock for stock exchange ratio was determined based on the estimated equity values of SCE and Sony on a consolidated basis. Through the stock for stock exchange, Sony Corporation provided 1,000,000 shares of its common stock to the then Executive Deputy President, Corporate Executive Officer of Sony Corporation who had owned 100 shares of SCE’s common stock. This transaction did not have a material impact on Sony’s results of operations and financial position for the fiscal year ended March 31, 2005.

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2005, 2006 and 2007 were 13,391 million yen, 22,970 million yen and 10,475 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

6.	Accounts receivable securitization programs

In Japan, Sony set up several accounts receivable sales programs whereby Sony can sell up to 47,500 million yen of eligible trade accounts receivable. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. These transactions are accounted for as sales in accordance with FAS No. 140, because Sony has relinquished control of the receivables. The initial sale of these receivables was completed in March 2005 in which Sony sold a total of 10,041 million yen. Total receivables sold for the fiscal years ended March 2006 and 2007 were 146,193 million yen and 152,519 million yen, respectively. Losses from these transactions were insignificant. Although Sony continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

7.	Marketable securities and securities investments and other

Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2006				March 31, 2007
		Gross	Gross			Gross	Gross
		unrealized	unrealized			unrealized	unrealized
	Cost	gains	losses	Fair value	Cost	gains	losses	Fair value

Available-for-sale:
Debt securities	2,522,864	17,021	(22,810)	2,517,075	2,517,849	23,716	(8,903)	2,532,662
Equity securities	227,079	171,921	(1,589)	397,411	281,012	128,888	(7,332)	402,568
Held-to-maturity
Securities	33,193	132	(221)	33,104	36,035	165	(127)	36,073

Total	2,783,136	189,074	(24,620)	2,947,590	2,834,896	152,769	(16,362)	2,971,303

At March 31, 2007, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities with maturities of one to ten years.

Proceeds from sales of available-for-sale securities were 613,035 million yen, 524,268 million yen and 374,612 million yen for the fiscal years ended March 31, 2005, 2006 and 2007, respectively. On those sales, gross realized gains computed on the average cost basis were 24,080 million yen, 68,096 million yen and 38,448 million yen and gross realized losses were 5,940 million yen, 3,143 million yen and 4,031 million yen, respectively.

Marketable securities classified as trading securities at March 31, 2006 and 2007 were 401,561 million yen and 376,541 million yen, respectively, which consist of debt and equity securities.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2006 and 2007, totaled 59,575 million yen and 64,894 million yen, respectively. Non-public equity investments are valued at cost as fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other than temporary, the impairment of the investment is recognized and the carrying value is reduced to its fair value.

For the fiscal years ended March 31, 2005, 2006 and 2007, Sony booked 5,696 million yen, 45,092 million yen and 11,550 million yen of net unrealized gains on trading securities primarily in the life insurance business.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table presents the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2007.

	Yen in millions
	Less than 12 months		12 months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses

Available-for-sale:
Debt securities	67,840	(124)	404,486	(8,779)	472,326	(8,903)
Equity securities	59,790	(7,104)	962	(228)	60,752	(7,332)
Held-to-maturity
Securities	2,110	(6)	14,906	(121)	17,016	(127)

Total	129,740	(7,234)	420,354	(9,128)	550,094	(16,362)

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary. For the fiscal years ended March 31, 2005, 2006 and 2007, total impairment losses were 4,198 million yen, 4,029 million yen and 7,413 million yen, respectively.

At March 31, 2007, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8.  Leased assets

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets. Certain of these leases have renewal and purchase options.

An analysis of leased assets under capital leases is as follows:

	Yen in millions
	March 31
Class of property	2006	2007

Land	193	80
Buildings	7,437	1,859
Machinery, equipment, film costs, and others	28,870	50,506
Accumulated depreciation	(14,820)	(13,675)

	21,680	38,770

Sony has also entered into capital lease arrangements with third parties to finance certain of its theatrical productions. Film costs under capital leases at March 31, 2006 and 2007, included in the table above, were 6,589 million yen and 23,490 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2007:

Yen in millions

Fiscal Year Ending March 31:
2008	14,113
2009	9,911
2010	6,756
2011	4,838
2012	3,405
Later years	21,491

Total minimum lease payments	60,514
Less — Amount representing interest	11,111

Present value of net minimum lease payments	49,403
Less — Current obligations	12,559

Long-term capital lease obligations	36,844

Total minimum lease payments have not been reduced by minimum sublease income of 9,584 million yen due in the future under noncancelable subleases.

Minimum rental expenses under operating leases for the fiscal years ended March 31, 2005, 2006 and 2007 were 81,391 million yen, 80,014 million yen and 85,598 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2005, 2006 and 2007 were 1,933 million yen, 1,350 million yen and 2,689 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases as of March 31, 2007 were 8,936 million yen. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2007 are as follows:

Yen in millions

Fiscal Year Ending March 31:
2008	46,154
2009	36,869
2010	27,942
2011	17,322
2012	13,807
Later years	60,629

Total minimum future rentals	202,723

9.  Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2007 totaled 54,155 million yen, which are subject to amortization and primarily consist of acquired patent rights of 24,806 million yen and software to be sold, leased or otherwise marketed of 16,694 million yen. The weighted average amortization period for acquired patent rights and software to be sold, leased or otherwise marketed is 7 years and 3 years, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31
	2006		2007
	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	amortization	amount	amortization

Artist contracts	15,218	(12,218)	15,218	(13,019)
Music catalog	71,921	(24,012)	79,930	(27,669)
Acquired patent rights	67,467	(30,200)	84,482	(37,173)
Software to be sold, leased or otherwise marketed	40,007	(24,194)	42,028	(21,435)
Other	36,833	(15,133)	57,022	(26,287)

Total	231,446	(105,757)	278,680	(125,583)

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2005, 2006 and 2007 was 24,993 million yen, 28,390 million yen and 33,168 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Yen in millions

Fiscal Year Ending March 31,
2008	37,334
2009	31,265
2010	23,234
2011	19,534
2012	7,515

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2006	2007

Trademarks	58,195	58,212
Distribution agreement	18,848	18,834
Other	4,145	3,112

	81,188	80,158

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the carrying amount of goodwill by operating segment for the fiscal years ended March 31, 2006 and 2007 are as follows:

	Yen in millions
				Financial
	Electronics	Game	Pictures	Services	All Other	Total

Balance at March 31, 2005	70,815	114,740	77,934	441	19,993	283,923
Goodwill acquired during year	3,337	1,317	947	536	382	6,519
Reallocated from music business to Electronics segment	634	—	—	—	(634)	—
Impairment losses	—	—	—	—	(534)	(534)
Other *	1,577	207	7,031	—	301	9,116

Balance at March 31, 2006	76,363	116,264	85,912	977	19,508	299,024
Goodwill acquired during year	371	301	8,595	698	1,068	11,033
Impairment losses	(5,620)	—	—	—	(237)	(5,857)
Other *	155	80	(321)	—	555	469

Balance at March 31, 2007	71,269	116,645	94,186	1,675	20,894	304,669

*	Other consists of translation adjustments and reclassification to/from other accounts.

Consistent with the presentation of business segment information in Note 24, the music business is included within All Other. Effective April 1, 2005, the Japan based disc manufacturing businesses formerly included within the music business, were reclassified to the Electronics segment, and accordingly, Sony reclassified 634 million yen of goodwill from All Other to the Electronics segment.

As described in Note 2, Sony performs an annual impairment test for goodwill. During the fiscal year ended March 31, 2006, Sony recorded an impairment loss of 534 million yen in a reporting unit included in All Other. During the fiscal year ended March 31, 2007, Sony recorded impairment losses of 5,620 million yen in reporting units in the Electronics segment, of which 5,320 million yen was related to the CRT TV business which was downsized in the U.S., and an impairment loss of 237 million yen in a reporting unit included in All Other. These impairment charges reflected the overall decline in the fair value of the subsidiaries. The fair values of the subsidiaries were estimated principally using the expected present value of future cash flows.

10.  Insurance-related accounts

Sony’s life and non-life insurance subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs for life and non-life insurance are charged to income when incurred in Japan whereas in the United States of America those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.

(1)  Insurance policies:

Life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2005, 2006 and 2007 were 426,774 million yen,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

453,496 million yen and 481,764 million yen, respectively. Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2005, 2006 and 2007 were 35,454 million yen, 42,743 million yen and 48,937 million yen, respectively.

(2)  Deferred insurance acquisition costs:

Insurance acquisition costs, including such items as commission, medical examination and inspection report fees, that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits. Amortization charged to income for the fiscal years ended March 31, 2005, 2006 and 2007 amounted to 47,120 million yen, 42,933 million yen and 51,027 million yen, respectively.

(3)  Future insurance policy benefits:

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality, morbidity and withdrawals. Future policy benefits are computed using interest rates ranging from 0.90% to 5.00%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. At March 31, 2006 and 2007, future insurance policy benefits amounted to 1,901,716 million yen and 2,085,715 million yen, respectively.

11.  Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2006	2007

Unsecured loans:
with a weighted-average interest rate of 3.63%	32,066
with a weighted-average interest rate of 4.14%		42,291
Secured call money:
with a weighted-average interest rate of 0.01%	40,000
with a weighted-average interest rate of 0.21%		10,000
Secured bills sold:
with a weighted-average interest rate of 0.01%	70,700	—

	142,766	52,291

At March 31, 2007, securities investments with a book value of 10,000 million yen were pledged as collateral for call money by Sony’s Japanese bank subsidiary.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2006	2007

Unsecured loans, representing obligations principally to banks:
Due 2006 to 2015, with interest rates ranging from 0.13% to 5.89% per annum	128,148
Due 2007 to 2018, with interest rates ranging from 0.51% to 5.89% per annum		374,091
Medium-term notes of consolidated subsidiaries:
Due 2006 with an interest rate of 4.95% per annum	58,698	—
Unsecured zero coupon convertible bonds, due 2008, convertible currently at 5,605 yen for one common share, redeemable before due date	250,000	250,000
Unsecured 1.55% bonds, due 2006 with detachable warrants	12,000	—
Unsecured 0.9% bonds, due 2007 with detachable warrants	7,300	7,300
Unsecured 0.9% bonds, due 2007 with detachable warrants	150	150
Unsecured 0.64% bonds, due 2006, net of unamortized discount	99,999	—
Unsecured 1.01% bonds, due 2010, net of unamortized discount	39,996	39,997
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,987	49,990
Unsecured 0.80% bonds, due 2010, net of unamortized discount	49,991	49,993
Unsecured 1.52% bonds, due 2011, net of unamortized discount	49,997	49,998
Unsecured 1.16% bonds, due 2012, net of unamortized discount	39,981	39,985
Unsecured 1.52% bonds, due 2013, net of unamortized discount	34,997	34,997
Unsecured 1.57% bonds, due 2015, net of unamortized discount	29,980	29,982
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,993	24,993
Unsecured 1.99% bonds, due 2007	15,000	15,000
Unsecured 2.35% bonds, due 2010	4,900	4,900
Capital lease obligations:
Due 2006 to 2019, with interest rates ranging from 1.45% to 16.00% per annum	38,280
Due 2007 to 2020, with interest rates ranging from 1.50% to 17.57% per annum		49,403
Guarantee deposits received	24,056	23,396

	958,453	1,044,175
Less — Portion due within one year	193,555	43,170

	764,898	1,001,005

There are no significant adverse debt covenants or cross-default provisions related to the above borrowings.

A summary of the exercise rights of the detachable warrants as of March 31, 2007 is as follows:

		Exercise price	Number of shares
Issued on	Exercisable during	Yen	per warrant	Status of exercise

December 21, 2001	January 6, 2003	6,039	100 shares of	11,459 warrants
	through December		common stock of	outstanding
	20, 2007		Sony Corporation

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Fiscal Year Ending March 31	Yen in millions

2008	43,170
2009	296,659
2010	165,419
2011	209,841
2012	69,008

At March 31, 2007, Sony had unused committed lines of credit amounting to 700,426 million yen and can generally borrow up to 90 days from the banks with whom Sony has committed line contracts. Furthermore, Sony has Commercial Paper Programs, the size of which was 1,326,630 million yen. There was no commercial paper outstanding at March 31, 2007. Under those programs, Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs. In addition, Sony has Medium Term Notes programs, the size of which was 590,450 million yen. There were no Medium Term Notes outstanding at March 31, 2007.

12.  Deposits from customers in the banking business

All deposits from customers in the banking business are interest bearing deposits, and are owned by Sony’s Japanese bank subsidiary which was established as an Online Internet bank for individuals. At March 31, 2006 and 2007, the balance of time deposits issued in amounts of 10 million yen or more were 75,459 million yen and 116,220 million yen, respectively.

At March 31, 2007, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal Year Ending March 31	Yen in millions

2009	25,296
2010	15,143
2011	4,415
2012	6,570
2013	697

13.  Financial instruments

(1)  Derivative instruments and hedging activities:

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate and currency swap agreements. Foreign exchange forward contracts and foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. Interest rate and currency swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in the fair value. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. Although Sony may be exposed to losses in the event of nonperformance by counterparties or unfavorable interest and currency rate movements, it does not anticipate significant losses due to the nature of Sony’s counterparties or hedging arrangements. These derivatives generally mature or expire within 6 months after the balance sheet date. Sony does not use these derivative financial

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

instruments for trading or speculative purposes, except for certain derivatives utilized for portfolio investments such as interest rate swap agreements and bond future contracts in the Financial Services segment. These derivative transactions utilized for portfolio investments in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.

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

For the fiscal year ended March 31, 2005, the amount of ineffectiveness of these fair value hedges, that was reflected in earnings, was not material. For the fiscal years ended March 31, 2006 and 2007, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

The derivatives designated as cash flow hedges include foreign exchange forward contracts, foreign currency option contracts and interest rate and currency swap agreements.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. For the fiscal year ended March 31, 2005, the amount of ineffectiveness of these cash flow hedges that was reflected in earnings was not material. For the fiscal years ended March 31, 2006 and 2007, these cash flow hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of cash flow hedges. At March 31, 2007, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of 1,075 million yen. Within the next twelve months, 311 million yen is expected to be reclassified from equity into earnings as a loss.

Derivatives not designated as hedges

The derivatives not designated as hedges under FAS No. 133 include foreign exchange forward contracts, foreign currency option contracts, interest rate and currency swap agreements, interest rate and bond future contracts, stock price index option contracts and other derivatives. Changes in the fair value of derivatives not designated as hedges are recognized in income.

A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:

Foreign exchange forward contracts and foreign currency option contracts

Sony enters into foreign exchange forward contracts and purchased and written foreign currency option contracts primarily to fix the cash flows from intercompany accounts receivable and payable and forecasted transactions denominated in the functional currencies (Japanese yen, U.S. dollars and euros) of Sony’s major operating units. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts. In January, 2007, certain derivatives that had been previously designated as cash flow hedges in accordance with FAS No. 133, were no longer designated as cash flow hedges and, accordingly, changes in the fair value of those derivatives were recognized into income after January, 2007. At March 31, 2007, the notional amount and the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

estimated fair value of those derivatives remaining to be designated as cash flow hedges were 50,936 million yen and 169 million yen, respectively.

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

Sony also enters into interest rate and currency swap agreements that are used for reducing the risk arising from the changes in anticipated cash flows of variable rate debt and foreign currency denominated debt. Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt. These derivatives are considered to be a hedge against changes in the anticipated cash flows of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.

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

Bond option contracts and Stock price index option contracts

Certain subsidiaries in the Financial Services segment have bond option and stock price index option contracts as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.

Embedded derivatives

Until March 31, 2006, changes in the fair value of embedded derivatives held by certain subsidiaries in the Financial Services segment as part of their portfolio investments, which must be bifurcated from the host contracts and accounted for as derivative instruments under FAS No. 133 were recognized in income. Sony early adopted FAS No. 155 on April 1, 2006 and measures embedded derivatives at fair value as hybrid financial instruments

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

without bifurcating them. These embedded derivatives are marked-to-market with changes in value recognized in financial service revenue. See Note 2, for further details of the adoption of FAS No. 155.

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

	Yen in millions
	March 31
	2006			2007
	Notional	Carrying	Estimated	Notional	Carrying	Estimated
	amount	amount	fair value	amount	amount	fair value

Long-term debt including the current portion	—	(958,453)	(981,006)	—	(1,044,175)	(1,075,359)
Foreign exchange forward contracts	1,489,213	1,184	1,184	1,768,609	(291)	(291)
Currency option contracts purchased	457,380	2,540	2,540	287,833	2,404	2,404
Currency option contracts written	163,746	(2,576)	(2,576)	67,180	(462)	(462)
Interest rate swap agreements	172,430	(165)	(165)	272,608	(1,512)	(1,512)
Interest rate and currency swap agreements	14,518	(488)	(488)	8,718	(816)	(816)
Interest rate future contracts	—	—	—	115,291	9	9
Bond future contracts	13,934	111	111	6,993	1	1
Bond option contracts written	—	—	—	49,964	130	130
Stock price index option purchased	26,650	40	40	—	—	—
Embedded derivatives	411,252	70,712	70,712	—	—	—

The following are explanatory notes regarding the estimation method of fair values in the above table.

Long-term debt including the current portion

The fair values of long-term debt, including the current portion, were estimated based on either the market value or the discounted amounts of future cash flows using Sony’s current incremental debt rates for similar liabilities.

Derivative financial instruments

The fair values of foreign exchange forward contracts, foreign currency option contracts, interest rate future contracts, bond future contracts, and stock price index option contracts were estimated based on market quotations. The fair values of interest rate and currency swap agreements were estimated based on the discounted amounts of future net cash flows. The fair values of bond option contracts were based on the price obtained from brokers. As a result of the adoption of FAS No. 155, the fair values of the embedded derivatives were evaluated as hybrid financial instruments without bifurcating them and the information of these transactions are disclosed in Note 7 as debt securities.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

14.  Pension and severance plans

Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. In July, 2004, Sony Corporation and certain of its subsidiaries amended their pension plans and introduced a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan, the amount of payment is determined based on sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring.

Under the plans, in general, the defined benefits cover 65% of the indemnities under existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are payable at the option of the retiring employee either in a lump-sum amount or monthly pension payments. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Sony Corporation and most of its subsidiaries in Japan had contributory funded defined benefit pension plans pursuant to the Japanese Welfare Pension Insurance Law, which consisted of a substitutional portion of the governmental welfare pension program and an additional portion which was established at the discretion of each employer. In June, 2001, the Japanese Government issued the Defined Benefit Corporate Pension Plan Act, which permitted each employer and employees’ pension fund plan to separate the substitutional portion from its employees’ pension fund and transfer the obligation and related assets to the government. In July, 2004, in accordance with the law, the Japanese Government approved applications submitted by Sony Corporation and most of its subsidiaries in Japan for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the governmental welfare pension program. In January 2005, the government also approved applications for an exemption from the obligation to pay benefits for past employee services related to the substitutional portion. On September 20, 2005, the benefit obligation for past employee services related to the substitutional portion and the related government-specified portion of the plan assets were transferred to the government. As a result of the transfer to the government of the substitutional portion, as of March 31, 2006, Sony Corporation and most of its subsidiaries in Japan maintain funded defined benefit plans, which were established by succeeding the additional portion established at the discretion of each employer, pursuant to the Defined Benefit Corporate Pension Plan Act.

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

Several of Sony’s foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which substantially cover all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

Sony uses a measurement date of March 31 for substantially all of its pension and severance plans.

In September 2006, the FASB issued FAS No. 158 which requires an employer to fully recognize the over-funded or under-funded status of its pension and other postretirement benefit plans as an asset or liability in its financial statements. In addition, the company is required to recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not immediately recognized as components of net periodic benefit cost. FAS No. 158 should be implemented on a

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

prospective basis rather than retrospective basis. As of March 31, 2007, Sony adopted FAS No. 158 and as a result, recognized the funded status of each applicable plan on the balance sheet. The initial impact of adopting FAS No. 158 was a 9,508 million yen reduction in accumulated other comprehensive income, net of tax. Previously established additional minimum liabilities and related intangible assets were derecognized upon the adoption of FAS No. 158.

The effect of adopting FAS No. 158 on the individual line items on the balance sheet as of March 31, 2007 was as follows:

	Before		After
	Adoption of		Adoption of
	FAS No. 158	Adjustments	FAS No. 158

Intangibles	114	(114)	0
Other assets	2,198	(1,711)	487
Deferred income tax assets	22,214	5,412	27,626
Other current liabilities	6,067	489	6,556
Accrued pension and severance costs	157,047	8,269	165,316
Other long term liabilities	14,138	2,850	16,988
Deferred income tax liabilities	41	1,487	1,528
Accumulated other comprehensive Income (loss)	(61,951)	(9,508)	(71,459)

The components of net periodic benefit costs for the fiscal years ended March 31, 2005, 2006 and 2007 were as follows:

Japanese plans:

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007

Service cost	31,971	26,561	27,175
Interest cost	21,364	16,504	13,494
Expected return on plan assets	(16,120)	(17,290)	(17,299)
Amortization of net transition asset	(375)	(104)	—
Recognized actuarial loss	20,236	14,393	10,072
Amortization of prior service costs	(7,216)	(10,229)	(10,321)
Gains on curtailments and settlements	(876)	—	—
Settlement loss resulting from the transfer of the substitutional portion	—	59,850	—

Net periodic benefit costs	48,984	89,685	23,121

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Foreign plans:

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007

Service cost	6,419	6,852	7,664
Interest cost	8,091	8,318	10,179
Expected return on plan assets	(6,712)	(7,112)	(9,123)
Amortization of net transition asset	(18)	21	27
Recognized actuarial loss	1,637	1,674	2,536
Amortization of prior service costs	(114)	(240)	(295)
Losses on curtailments and settlements	1,713	915	120

Net periodic benefit costs	11,016	10,428	11,108

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 12,958 million yen, 10,373 million yen and 20 million yen, respectively.

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2006	2007	2006	2007

Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	901,726	619,869	153,598	194,169
Service cost	26,561	27,175	6,852	7,664
Interest cost	16,504	13,494	8,318	10,179
Plan participants’ contributions	—	—	609	557
Amendments	(11,522)	(1,693)	238	(898)
Actuarial (gain) loss	(3,200)	(7,053)	20,183	4,693
Foreign currency exchange rate changes	—	—	17,506	9,040
Curtailments and settlements	—	—	(4,465)	—
Benefits paid	(18,630)	(15,251)	(8,670)	(8,524)
Transfer of the substitutional portion to the government	(291,570)	—	—	—

Benefit obligation at end of the fiscal year	619,869	636,541	194,169	216,880

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2006	2007	2006	2007

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	534,451	489,328	92,025	104,394
Actual return on plan assets	51,766	4,199	11,209	14,393
Foreign currency exchange rate changes	—	—	5,059	13,268
Employer contribution	32,867	37,032	5,493	21,820
Plan participants’ contributions	—	—	609	557
Curtailments and settlements	—	—	(4,006)	(120)
Benefits paid	(11,911)	(11,299)	(5,995)	(8,524)
Transfer of the substitutional portion to the government	(117,845)	—	—	—

Fair value of plan assets at end of the fiscal year	489,328	519,260	104,394	145,788

Funded status at end of year	(130,541)	(117,281)	(89,775)	(71,092)

Unrecognized actuarial loss	169,915	—	41,587	—
Unrecognized net transition asset	—	—	153	—
Unrecognized prior service cost	(135,733)	—	(911)	—

Net amount recognized	(96,359)	(117,281)	(48,946)	(71,092)

Amounts recognized in the consolidated balance sheet consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2006	2007	2006	2007

Noncurrent assets	2,650	14	1,383	473
Current liabilities	—	—	—	(6,556)
Noncurrent liabilities	(134,849)	(117,295)	(70,986)	(65,009)
Accumulated other comprehensive income — Minimum pension liabilities	35,840	—	20,657	—

Ending Balance	(96,359)	(117,281)	(48,946)	(71,092)

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2006	2007	2006	2007

Minimum pension liabilities	35,840	—	20,657	—
Prior service cost (credit)	—	(127,106)	—	(1,403)
Net actuarial loss (gain)	—	200,618	—	38,474
Obligation (asset) existing at transition	—	—	—	343

Ending Balance	35,840	73,512	20,657	37,414

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The accumulated benefit obligation for all defined benefit pension plans follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2006	2007	2006	2007

Accumulated benefit obligation	613,055	635,603	143,031	181,356

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2006	2007	2006	2007

Projected benefit obligations	617,883	638,560	158,353	187,637
Accumulated benefit obligations	612,410	634,847	139,431	171,735
Fair value of plan assets	488,588	518,375	99,798	136,361

Weighted-average assumptions used to determine benefit obligations as of March 31, 2006 and 2007 were as follows:

Japanese plans:

	March 31
	2006	2007

Discount rate	2.2%	2.3%
Rate of compensation increase	3.2	2.5

Foreign plans:

	March 31
	2006	2007

Discount rate	5.1%	5.3%
Rate of compensation increase	3.7	3.6

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2005, 2006 and 2007 were as follows:

Japanese plans:

	Fiscal Year Ended March 31
	2005	2006	2007

Discount rate	2.4%	2.3%	2.2%
Expected return on plan assets	3.2	3.5	3.7
Rate of compensation increase	3.0	3.3	3.2

Foreign plans:

	Fiscal Year Ended March 31
	2005	2006	2007

Discount rate	5.8%	5.4%	5.1%
Expected return on plan assets	7.8	7.8	7.3
Rate of compensation increase	4.0	3.7	3.6

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

As required under FAS No. 87, “Employers’ Accounting for Pensions”, the assumptions are reviewed in accordance with changes in circumstances.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rate of returns on various categories of plan assets.

Following FAS No. 132(R), “Employers’ Disclosure about Pensions and Other Postretirement Benefits”, the weighted-average rate of compensation increase is calculated based on the pay-related plans only. The point-based plans discussed above are excluded from the calculation because payments made under the plan are not based on employee compensation.

Weighted-average pension plan asset allocations based on the fair value of such assets as of March 31, 2006 and 2007 were as follows:

Japanese plans:

	March 31
	2006	2007

Equity securities	38.1%	38.6%
Debt securities	47.7	48.6
Cash	6.0	5.3
Other	8.2	7.5

Total	100.0%	100.0%

Foreign plans:

	March 31
	2006	2007

Equity securities	69.1%	69.0%
Debt securities	20.8	18.4
Real estate	6.8	6.3
Other	3.3	6.3

Total	100.0%	100.0%

For the pension plans of Sony Corporation and most of its subsidiaries in Japan, the target allocation as of March 31, 2007, is, as a result of our Asset Liability management, 34% of public equity, 56% of fixed income securities and 10% of other. When determining an appropriate asset allocation, diversification among assets is duly considered.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 37 billion yen to the Japanese plans and approximately 5 billion yen to the foreign plans during the fiscal year ending March 31, 2008.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
	Yen in millions	Yen in millions

Fiscal Year Ending March 31, 2008	19,204	9,310
2009	21,096	8,034
2010	25,443	8,893
2011	28,984	9,824
2012	30,357	10,337
2013 — 2017	169,549	68,489

15.	Stockholders’ equity

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

On October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock and convert such shares to shares of Sony common stock. All shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, the number of shares of Sony common stock to be issued upon conversion was calculated by multiplying the number of shares of subsidiary tracking stock as of November 30, 2005 by 1.114. The number of shares of Sony common stock issued upon conversion was 3,452,808. SCN subsequently changed its name to So-net Entertainment Corporation (“So-net”) in October, 2006.

(2)  Common stock:

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2005, 2006 and 2007 have resulted from the following:

Number of
shares

Balance at March 31, 2004	926,418,280
Conversion of convertible bonds	70,765,533
Exercise of stock acquisition rights	27,400

Balance at March 31, 2005	997,211,213
Conversion of convertible bonds	484,200
Conversion of subsidiary tracking stock	3,452,808
Exercise of stock acquisition rights	531,443

Balance at March 31, 2006	1,001,679,664
Conversion of convertible bonds	197,700
Exercise of stock acquisition rights	1,019,900

Balance at March 31, 2007	1,002,897,264

At March 31, 2007, 58,790,733 shares of common stock would be issued upon the conversion or exercise of all convertible bonds, warrants and stock acquisition rights outstanding.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Japanese Company Law by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with Japanese Company Law. No common stock and subsidiary tracking stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2006 and 2007.

(3)  Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2007 was 660,036 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2007, including cash dividends for the six-month period ended March 31, 2007, has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on May 15, 2007 and was then recorded in the statutory books of account, in accordance with the Japanese Company Law.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 13,557 million yen and 102,216 million yen at March 31, 2006 and 2007, respectively.

(4)  Other comprehensive income:

Other comprehensive income for the fiscal years ended March 31, 2005, 2006 and 2007 is comprised of the following:

	Yen in millions
		Tax	Net-of-tax
	Pre-tax amount	benefit/(expense)	amount

For the fiscal year ended March 31, 2005:
Unrealized gains on securities —
Unrealized holding gains (losses) arising during the period	7,184	(1,541)	5,643
Less: Reclassification adjustment included in net income	(18,140)	5,216	(12,924)
Unrealized losses on derivative instruments —
Unrealized holding gains (losses) arising during the period	(2,015)	1,806	(209)
Less: Reclassification adjustment included in net income	(2,848)	1,167	(1,681)
Minimum pension liability adjustment	(1,700)	931	(769)
Foreign currency translation adjustments —
Translation adjustments arising during the period	76,585	(2,361)	74,224

Other comprehensive income	59,066	5,218	64,284

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
		Tax	Net-of-tax
	Pre-tax amount	benefit/(expense)	amount

For the fiscal year ended March 31, 2006:
Unrealized gains on securities —
Unrealized holding gains (losses) arising during the period	125,263	(45,633)	79,630
Less: Reclassification adjustment included in net income	(64,953)	23,458	(41,495)
Unrealized losses on derivative instruments —
Unrealized holding gains (losses) arising during the period	14,888	(7,023)	7,865
Less: Reclassification adjustment included in net income	(12,597)	5,173	(7,424)
Minimum pension liability adjustment	88,941	(38,735)	50,206
Foreign currency translation adjustments —
Translation adjustments arising during the period	143,888	(3,415)	140,473
Less: Reclassification adjustment included in net income	(17)	—	(17)

Other comprehensive income	295,413	(66,175)	229,238

For the fiscal year ended March 31, 2007:
Unrealized gains on securities —
Unrealized holding gains (losses) arising during the period	6,242	721	6,963
Less: Reclassification adjustment included in net income	(34,416)	12,745	(21,671)
Unrealized losses on derivative instruments —
Unrealized holding gains (losses) arising during the period	10,786	(3,879)	6,907
Less: Reclassification adjustment included in net income	(10,056)	4,123	(5,933)
Minimum pension liability adjustment	(8,160)	5,406	(2,754)
Foreign currency translation adjustments —
Translation adjustments arising during the period	88,957	(2,644)	86,313

Other comprehensive income	53,353	16,472	69,825

During the fiscal year ended March 31, 2006, gains of 17 million yen of foreign currency translation adjustments were transferred from other comprehensive income to net income as a result of the liquidation of certain foreign subsidiaries.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

16.	Stock-based compensation plans

Sony has four types of stock-based compensation plans as incentive plans for selected directors, corporate executive officers and employees.

(1)  Warrant plan:

Upon issuance of unsecured bonds with detachable warrants, which are described in Note 11, Sony Corporation has purchased all of the detachable warrants and distributed them to selected directors, corporate executive officers and employees of Sony. By exercising a warrant, directors, corporate executive officers and employees can purchase the common stock of Sony Corporation, the number of which is designated by each plan. The warrants generally vest ratably over a period of three years, and are exercisable up to six years from the date of grant.

Presented below is a summary of the activities regarding common stock warrants during the fiscal year ended March 31, 2007.

	Fiscal Year Ended March 31
	2007
		Weighted-	Weighted-	Total
	Number of	average	average	Intrinsic
	Shares	exercise price	remaining life	Value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	2,068,300	8,901
Expired	(922,400)	12,457

Outstanding at end of the fiscal year	1,145,900	6,039	0.75	—

Exercisable at end of the fiscal year	1,145,900	6,039	0.75	—

There were no warrants granted or exercised during the fiscal years ended March 31, 2005, 2006 and 2007. All outstanding warrants were exercisable at March 31, 2007.

(2)  Convertible Bond plan:

Sony has an equity-based compensation plan for selected executives of Sony’s U.S. subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds, which have characteristics similar to that of an option plan. Each convertible bond can be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant. The convertible bonds vest ratably over a three-year period and are exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a non-interest bearing employee loan and a right of offset exists between the convertible bonds and the employee loans, no accounting recognition was given to either the convertible bonds or the employee loans in Sony’s consolidated balance sheet.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Presented below is a summary of the activities regarding the convertible bond plan during the fiscal year ended March 31, 2007.

	Fiscal Year Ended March 31
	2007
		Weighted-	Weighted-	Total
	Number of	average	average	Intrinsic
	Shares	exercise price	remaining life	Value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	2,493,500	8,133
Exercised	(197,700)	5,975
Expired	(560,500)	6,186

Outstanding at end of the fiscal year	1,735,300	9,008	4.27	—

Exercisable at end of the fiscal year	1,735,300	9,008	4.27	—

There were no shares granted under the convertible bond plan during the fiscal years ended March 31, 2005, 2006 and 2007. The total intrinsic value of shares exercised under the convertible bond plan during the fiscal years ended March 31, 2006 and 2007 was 122 million yen and 73 million yen, respectively. There were no shares exercised under the convertible bond plan during the fiscal year ended March 31, 2005. All shares under the convertible bond plan were exercisable as of March 31, 2007.

(3)  Stock Acquisition Rights plan:

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

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2005, 2006 and 2007 were 1,085 yen, 1,585 yen and 1,770 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal year ended March 31, 2007, and the pro-forma impacts on net income for the fiscal years ended March 31, 2005 and 2006 were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Year Ended March 31
	2005	2006	2007

Weighted-average assumptions
Risk-free interest rate	2.04%	2.90%	3.28%
Expected lives	3.54 years	6.14 years	6.30 years
Expected volatility	35.56%	39.50%	34.17%
Expected dividends	0.62%	0.61%	0.53%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Presented below is a summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2007.

	Fiscal Year Ended March 31
	2007
		Weighted-	Weighted-	Total
	Number of	average	average	Intrinsic
	Shares	exercise price	remaining life	Value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	9,100,700	4,351
Granted	2,519,300	4,693
Exercised	(1,019,900)	4,235
Forfeited or expired	(301,500)	4,457

Outstanding at end of the fiscal year	10,298,600	4,461	7.97	15,606

Exercisable at end of the fiscal year	4,796,300	4,470	6.92	7,237

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2005, 2006 and 2007 was 12 million yen, 383 million yen and 1,622 million yen, respectively.

Presented below is a summary of the activities regarding the nonvested stock acquisition rights during the fiscal year ended March 31, 2007.

	Fiscal Year Ended March 31
	2007
		Weighted-
		average
	Number of	Grant-date
	Shares	Fair value
		Yen

Outstanding at beginning of the fiscal year	5,964,500	1,437
Granted	2,519,300	1,770
Vested	(2,734,500)	1,362
Forfeited or expired	(247,000)	1,483

Outstanding at end of the fiscal year	5,502,300	1,625

As of March 31, 2007, there was 4,249 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 1.89 years. The total fair value of stock acquisition rights vested during the fiscal years ended March 31, 2005, 2006 and 2007 was 4,690 million yen, 4,182 million yen and 3,670 million yen, respectively.

The total cash received from the exercises under all the stock-based compensation plans during the fiscal years ended March 31, 2005, 2006 and 2007 was 105 million yen, 4,681 million yen and 5,566 million yen, respectively. There was no actual income tax benefit realized for tax deductions from the exercise for the fiscal year ended March 31, 2005. The actual income tax benefit realized for tax deductions from the exercise of all the stock-based compensation plans totaled 152 million yen for the fiscal year ended March 31, 2006. There was no actual income tax benefit realized for tax deductions from the exercise for the fiscal year ended March 31, 2007.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

recorded in the fiscal year ended March 31, 2005 based on the fair value method of accounting for stock-based compensation using the Black-Scholes option-pricing model.

(4)  Stock appreciation rights (“SARs”) plan:

Sony granted SARs in Japan, Europe and the United States of America for selected employees. Under the terms of these plans, employees upon exercise of such rights receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the SARs. The SARs generally vest ratably over a period of three years, and are generally exercisable up to six to ten years from the date of grant. Sony uses various strategies to minimize the compensation expense associated with the SAR plans in the United States of America and Europe.

There were no SARs granted during the fiscal years ended March 31, 2005, 2006 and 2007. As of March 31, 2007, there were 111,200 SARs outstanding and the weighted-average exercise price was 9,133 yen. All SARs were exercisable as of March 31, 2007.

As all outstanding SARs were fully vested upon the adoption of FAS No. 123(R), compensation expense for the SARs continues to be accounted for under the intrinsic value method in which compensation expense is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price, which was the method used under FAS No. 123. For the fiscal year ended March 31, 2005, Sony recognized a reduction in SARs compensation expense of 74 million yen. For the fiscal years ended March 31, 2006 and 2007, Sony recognized 70 million yen and 7 million yen of SARs compensation expense.

17.	Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives within its Electronics segment, Pictures segment and All Other. For the fiscal years ended March 31, 2005, 2006 and 2007, Sony recorded total restructuring charges of 89,963 million yen, 138,692 million yen and 38,770 million yen, respectively. Significant restructuring charges and asset impairments include the following:

Electronics Segment

In an effort to improve the performance of the Electronics segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the fiscal years ended March 31, 2005, 2006 and 2007, Sony recorded total restructuring charges of 83,227 million yen, 125,802 million yen and 37,421 million yen, respectively, within the Electronics segment. Significant restructuring activities are as follows:

Downsizing of CRT TV display operations -

Due to the worldwide market shrinkage and demand shift from CRT displays to LCD panel displays, Sony has implemented a worldwide plan to rationalize production facilities of CRT TV display and has been downsizing its business over several years.

In the fiscal year ended March 31, 2005, as part of this restructuring program, Sony recorded a non-cash impairment charge of 7,479 million yen for CRT TV display manufacturing facilities located in Europe.

In the fiscal year ended March 31, 2006, Sony continued to restructure its CRT TV operations. As part of this restructuring program, Sony made a decision to discontinue certain CRT TV display manufacturing operations in the U.S. Restructuring charges totaling 32,488 million yen consisted of personnel related costs of 1,962 million yen and non-cash equipment impairment, disposal and other costs of 30,526 million yen. Of the total restructuring charges, 6,982 million yen was recorded in cost of sales, and 25,506 million yen was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. In addition, Sony recorded a non-cash impairment charge of 2,856 million yen for CRT TV display manufacturing facilities located in Southeast Asia.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In the fiscal year ended March 31, 2007, as part of this restructuring program, Sony recorded a non-cash impairment charge of 1,670 million yen for CRT TV display manufacturing facilities located in the U.S. The impairment charges were calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. The charges were recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. These restructuring programs were all completed by March 31, 2007 and no liability existed as of March 31, 2007.

Closing of a semiconductor plant in the U.S. -

Due to a significant decline in the business conditions of the U.S. semiconductor industry, Sony made a decision in the fourth quarter of the fiscal year ended March 31, 2003, to close a semiconductor plant in the U.S. In connection with this restructuring activity, Sony sold the facilities and recorded a gain on disposal of 1,794 million yen during the fiscal year ended March 31, 2005. The gain was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This restructuring activity was completed in the fiscal year ended March 31, 2005 and total restructuring charges of 4,936 million yen, net of the gain on the sale of the facilities discussed above, have been incurred through March 31, 2005. No liability existed as of March 31, 2007.

Downsizing of LCD rear-projection televisions operations -

Due to a significant decline in the business conditions of the European LCD rear-projection television industry, Sony made a decision in the fiscal year ended March 31, 2007, to discontinue LCD rear-projection television production in Europe. Restructuring charges totaling 3,844 million yen consisted of inventory write downs and accruals for supplier claims. Of the total restructuring charges, 3,782 million yen was recorded in cost of sales in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2007 and the remaining liability balance as of March 31, 2007 was 1,190 million yen with the balance of the liabilities expected to be paid during the fiscal year ending March 31, 2008.

Retirement Programs -

In addition to the restructuring efforts disclosed above, Sony has undergone several headcount reduction programs to further reduce operating costs in its Electronics segment. As a result of these programs, Sony recorded restructuring charges totaling 50,960 million yen, 45,116 million yen and 9,704 million yen for the fiscal years ended March 31, 2005, 2006 and 2007, respectively, and these charges were included in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. The remaining liability balance as of March 31, 2007 was 7,226 million yen and will be paid throughout the fiscal year ending March 31, 2008. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, as well as headquarters and administrative functions.

Pictures Segment

In an effort to improve the performance of the Pictures segment, Sony underwent a fixed cost reduction program during the fiscal year ended March 31, 2005 to reduce its operating costs. The Pictures segment completed the fixed cost reduction program during the fiscal year ended March 31, 2005 and recorded 385 million yen of restructuring costs. These restructuring charges consisted primarily of personnel related costs of 292 million yen, which were included in selling, general and administrative expenses in the consolidated statements of income. There were no restructuring charges incurred for the fiscal years ended March 31, 2006 and 2007 and no liability existed for this activity as of March 31, 2007.

All Other (Music Business)

Due to the continued contraction of the worldwide music market, Sony has been actively repositioning the music business for the future by looking to create a more effective and profitable business model. As part of this

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

restructuring program, Sony combined its recorded music business with the recorded music business of Bertelsmann AG to form SONY BMG, a joint venture that is accounted for under the equity method. See Note 5 for more information on this transaction. The most significant restructuring charge in the music business for the past three years was in the fiscal year ended March 31, 2005, where a charge of 3,025 million yen was recorded. This worldwide restructuring of the music business was completed during the fiscal year ended March 31, 2006, and the total cost of the program was 52,702 million yen, which was incurred from the inception of the program through the fiscal year ended March 31, 2006. The restructuring costs within the music business do not include the restructuring costs of SONY BMG since the establishment of the joint venture. At March 31, 2007, the remaining liability balance was 211 million yen, which is expected to be settled during the fiscal year ended March 31, 2008.

In addition to the above, Sony also recorded restructuring charges of 803 million yen, 346 million yen and 1,329 million yen for the fiscal years ended March 31, 2005, 2006 and 2007, respectively, in Japan, which were primarily personnel related costs included in selling, general and administrative expenses in the consolidated statements of income.

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

All Other (U.S. Entertainment Complex)

As part of its efforts to restructure and eliminate certain non-core businesses, Sony reached an agreement to sell a U.S. entertainment complex in March 2006. As a result, Sony recorded an impairment charge of 8,522 million yen. The impairment charge was based on the negotiated sales price of the complex, and was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2005, 2006 and 2007 are as follows:

	Yen in millions
	Employee	Non-cash
	termination	write-downs and	Other associated
	benefits	disposals	costs	Total

Balance at March 31, 2004	24,650	—	7,988	32,638
Restructuring costs	53,563	25,564	10,836	89,963
Non-cash charges	—	(25,564)	—	(25,564)
Cash payments	(61,523)	—	(10,427)	(71,950)
Adjustments*	(1,705)	—	(3,096)	(4,801)

Balance at March 31, 2005	14,985	—	5,301	20,286
Restructuring costs	48,255	76,999	13,438	138,692
Non-cash charges	—	(76,999)	—	(76,999)
Cash payments	(42,152)	—	(7,929)	(50,081)
Adjustments	(1,227)	—	3	(1,224)

Balance at March 31, 2006	19,861	—	10,813	30,674
Restructuring costs	10,790	15,467	12,513	38,770
Non-cash charges	—	(15,467)	—	(15,467)
Cash payments	(23,052)	—	(14,705)	(37,757)
Adjustments	(152)	—	1,277	1,125

Balance at March 31, 2007	7,447	—	9,898	17,345

*	Adjustments primarily consist of the transfer of the accrued restructuring charges to SONY BMG, a joint venture with Bertelsmann AG (Note 5).

18.	Research and development costs, advertising costs and shipping and handling costs

(1)  Research and development costs:

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2005, 2006 and 2007 were 502,008 million yen, 531,795 million yen and 543,937 million yen, respectively.

(2)  Advertising costs:

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2005, 2006 and 2007 were 359,661 million yen, 419,508 million yen and 505,462 million yen, respectively.

(3)  Shipping and handling costs:

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2005, 2006 and 2007 were 107,983 million yen, 114,500 million yen and 120,442 million yen, respectively, which included the internal transportation costs of finished goods.

19.	Gain on change in interest in subsidiaries and equity investees

On August 2, 2004, Monex Inc., which provided on-line security trading services in Japan, and Nikko Beans, Inc. established Monex Beans Holdings, Inc. by way of share transfer of the then existing shares of Monex Inc. and Nikko Beans, Inc. At this establishment, 1 share of Monex Beans Holdings, Inc. was allotted to each share of Monex Inc. and 3.4 shares of Monex Beans Holdings, Inc. were allotted to each share of Nikko Beans, Inc. As a result of this

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

share transfer, Monex Beans Holdings, Inc. issued 2,344,687 shares and Sony recorded a gain of 8,951 million yen and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 29.9% to 20.1%.

In September 2004, So-net M3 Inc., which provides medical services via the Internet in Japan, issued 2,800 shares at 850,000 yen per share with a total value of 2,380 million yen in connection with its initial public offering. So-net, a parent company of So-net M3 Inc., sold 3,260 shares of So-net M3 Inc., at 790,500 yen per share with a total value of 2,577 million yen. In October 2004, So-net sold 740 shares of So-net M3 Inc., at 790,500 yen per share with a total value of 585 million yen. As a result of these transactions, Sony recorded a 1,823 million yen gain on issuance of stock by So-net M3 Inc. and provided deferred taxes on this gain. In addition, Sony recorded a 2,876 million yen gain on the sale of its shares of So-net M3 Inc. These transactions reduced Sony’s ownership interest from 90.0% to 74.8%.

In January 2005, DeNA Co., Ltd., whose field of business is the operation of on-line auction websites in Japan, issued 14,000 shares at 204,600 yen per share with a total value of 2,864 million yen in connection with its initial public offering. In March 2005, So-net, which had owned a 27.7% interest in DeNA Co., Ltd., sold 2,000 shares of DeNA Co., Ltd. at 204,600 yen per share with a total value of 409 million yen. As a result of these transactions, Sony recorded a 686 million yen gain on issuance of stock by DeNA Co., Ltd. and provided deferred taxes on this gain. In addition, Sony recorded a 76 million yen gain on the sale of its shares of DeNA Co., Ltd. These transactions reduced Sony’s ownership interest from 27.7% to 24.8%.

In addition to the above transactions, for the fiscal year ended March 31, 2005, Sony recognized 1,911 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 16,322 million yen.

In June 2005, So-net sold 17,935 shares of So-net M3 Inc., at 694,600 yen per share with a total value of 12,458 million yen. As a result of this sale, Sony recorded an 11,979 million yen gain and provided deferred taxes on this gain. This sale reduced Sony’s ownership interest from 74.8% to 60.8%.

In June 2005, So-net sold 7,000 shares of DeNA Co., Ltd. at 863,040 yen per share with a total value of 6,041 million yen. In March 2006, DeNA Co., Ltd. issued 14,300 shares at 314,138 yen per share with a total value of 4,492 million yen in connection with its private offering. As a result of these transactions, Sony recorded an 821 million yen gain on issuance of stock by DeNA Co., Ltd. and provided deferred taxes on this gain. In addition, Sony recorded a 5,817 million yen gain on the sale of its shares of DeNA Co., Ltd. These transactions reduced Sony’s ownership interest from 24.8% to 19.1%.

In September 2005, Sony Corporation sold 230,000 shares of Monex Beans Holdings, Inc. at 119,040 yen per share with a total value of 27,379 million yen. As a result of this sale, Sony recorded a 20,590 million yen gain and provided deferred taxes on this gain. This sale reduced Sony’s ownership interest from 20.1% to 10.3%. See Note 5 for more information on this transaction.

In December 2005, So-net issued 20,000 shares at 320,960 yen per share with a total value of 6,419 million yen in connection with its initial public offering. Sony Corporation and Sony Finance International Inc., which had owned 82.6% and 17.4% interests in So-net, respectively, sold 66,000 shares and 4,000 shares of So-net, respectively, at 320,960 yen per share with a total value of 22,467 million yen. In January 2006, Sony Corporation sold 12,000 shares of So-net at 320,960 yen per share with a total value of 3,852 million yen. As a result of these transactions, Sony recorded a 4,226 million yen on gain on issuance of stock by So-net and provided deferred taxes on this gain. In addition, Sony recorded a 17,321 million yen gain on the sale of its shares of So-net. These transactions reduced Sony’s ownership interest from 100% to 60.1%.

In addition to the above transactions, for the fiscal year ended March 31, 2006, Sony recognized 80 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 60,834 million yen.

In June 2006, Sony sold 51.0% of its ownership interest in StylingLife Holdings Inc., a holding company covering six retail companies within Sony Group previously included within All Other. In November 2006, Sony sold an additional portion of its ownership interest in StylingLife Holdings Inc. These transactions reduced Sony’s

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

ownership interest from 100% to 22.5%. As a result of this sale, Sony recorded a 27,398 million yen gain and provided deferred taxes on this gain.

In addition to the above transaction, for the fiscal year ended March 31, 2007, Sony recognized 4,111 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 31,509 million yen.

These transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.

20.	Income taxes

Income before income taxes and income tax expense is comprised of the following:

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007

Income (loss) before income taxes:
Sony Corporation and subsidiaries in Japan	5,005	243,927	174,689
Foreign subsidiaries	152,202	42,402	(72,652)

	157,207	286,329	102,037

Income taxes — Current:
Sony Corporation and subsidiaries in Japan	23,497	55,154	51,395
Foreign subsidiaries	62,013	41,246	15,686

	85,510	96,400	67,081

Income taxes — Deferred:
Sony Corporation and subsidiaries in Japan	4,976	105,938	27,331
Foreign subsidiaries	(74,442)	(25,823)	(40,524)

	(69,466)	80,115	(13,193)

Total income tax expense	16,044	176,515	53,888

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Fiscal Year Ended March 31
	2005	2006	2007

Statutory tax rate	41.0%	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Non deductible expenses	1.5	0.9	12.2
Income tax credits	(0.1)	(1.3)	(28.8)
Change in valuation allowances	(22.7)	21.6	(2.9)
Increase (decrease) in deferred tax liabilities on undistributed earnings of foreign subsidiaries and affiliates	(4.0)	4.5	12.8
Lower tax rate applied to life and non-life insurance business in Japan	(1.9)	(3.2)	(4.0)
Foreign income tax differential	(3.1)	(1.4)	13.1
Adjustments to tax accrual and reserves	3.1	(1.2)	4.9
Other	(3.6)	0.7	4.5

Effective income tax rate	10.2%	61.6%	52.8%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2006	2007

Deferred tax assets:
Operating loss carryforwards for tax purposes	146,206	174,685
Accrued pension and severance costs	95,226	97,791
Film costs	51,937	54,881
Warranty reserve and accrued expenses	52,008	87,775
Future insurance policy benefits	24,785	40,784
Accrued bonus	27,353	24,723
Inventory — intercompany profits and write-down	47,578	80,580
Depreciation	34,052	31,519
Tax credit carryforwards	39,443	54,075
Reserve for doubtful accounts	7,479	6,312
Impairment of investments	52,658	50,582
Deferred revenue in the Pictures segment	16,713	28,476
Other	144,337	92,069

Gross deferred tax assets	739,775	824,252
Less: Valuation allowance	(150,899)	(174,408)

Total deferred tax assets	588,876	649,844

Deferred tax liabilities:
Insurance acquisition costs	(136,919)	(143,329)
Unbilled accounts receivable in the Pictures segment	(49,953)	(55,680)
Unrealized gains on securities	(63,739)	(50,273)
Intangible assets acquired through stock exchange offerings	(34,627)	(33,067)
Undistributed earnings of foreign subsidiaries and affiliates	(66,719)	(97,429)
Gain on securities contribution to employee retirement benefit trust	(3,992)	(5,315)
Other	(65,151)	(80,156)

Gross deferred tax liabilities	(421,100)	(465,249)

Net deferred tax assets	167,776	184,595

The valuation allowance mainly relates to deferred tax assets of Sony Corporation and certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance were a decrease of 38,467 million yen for the fiscal year ended March 31, 2005 and increases of 61,789 million yen and 23,509 million yen for the fiscal years ended March 31, 2006 and 2007, respectively. The increase during the fiscal year ended March 31, 2006 resulted from a provision for additional valuation allowances due to continued losses recorded by Sony Corporation and certain subsidiaries, mainly in the electronics business. The increase during the fiscal year ended March 31, 2007 resulted from a provision for additional valuation allowances due to continued losses recorded by certain subsidiaries, mainly in the electronics business.

As a result of operating losses in the past, certain consolidated subsidiaries in the U.S. had recognized valuation allowances against deferred tax assets for the U.S. federal and certain state taxes. However, because of improved operating results in recent years and a sound outlook for the future operating performance of certain

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

consolidated subsidiaries in the U.S., Sony reversed 67,892 million yen of valuation allowance, resulting in a reduction of income tax expenses for the fiscal year ended March 31, 2005.

Although Sony Computer Entertainment Inc. (“SCEI”) and Sony Computer Entertainment America Inc. (“SCEA”) have recorded cumulative losses in recent years, both companies plan to recover these losses within the next 5 years as the PlayStation 3 is expected to establish the same successful business model that it achieved with the PlayStation 2, which has sold over 100 million units. Given sufficiently strong evidence to support the conclusion that a valuation allowance is not necessary, Sony has decided not to record a valuation allowance for SCEI and SCEA’s deferred tax assets.

Tax benefits which have been realized through the utilization of operating loss carryforwards for the fiscal years ended March 31, 2005, 2006 and 2007, were approximately 30 billion yen, 42 billion yen and 56 billion yen, respectively.

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2006	2007

Current assets — Deferred income taxes	221,311	243,782
Other assets — Deferred income taxes	178,751	216,997
Current liabilities — Other	(15,789)	(15,082)
Long-term liabilities — Deferred income taxes	(216,497)	(261,102)

Net deferred tax assets	167,776	184,595

At March 31, 2007, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling 969,477 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2007 for such temporary differences can not be determined.

Operating loss carryforwards for corporate income tax and local income tax purposes of Sony Corporation and certain consolidated subsidiaries in Japan at March 31, 2007 amounted to 42,318 million yen and 368,189 million yen, respectively, which are available as an offset against future taxable income. Deferred tax assets provided on the operating loss carryforwards for corporate income taxes and local income taxes in Japan are calculated by using effective tax rates of approximately 28% and 13%, respectively.

Operating loss carryforwards for income tax purposes of certain foreign consolidated subsidiaries at March 31, 2007 amounted to 364,175 million yen.

With the exception of 127,149 million yen with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 10 years.

Tax credit carryforwards for tax purposes at March 31, 2007 amounted to 53,116 million yen. With the exception of 9,565 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 15 years.

Realization of deferred tax assets related to loss carryforwards and tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to the expiration period. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. However, the amount of such net deferred tax assets considered realizable, could change in the near term if estimates of future taxable income during the carryforward period change.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

21.	Reconciliation of the differences between basic and diluted net income per share

(1)	Income before cumulative effect of accounting changes and net income allocated to each class of stock:

	Yen in millions
	Fiscal Year Ended March 31,
	2005	2006	2007

Income before cumulative effect of an accounting change allocated to common stock	168,498	122,308	126,328
Income allocated to subsidiary tracking stock	53	1,308	—

Income before cumulative effect of an accounting change	168,551	123,616	126,328

Net income allocated to common stock	163,785	122,308	126,328
Net income allocated to subsidiary tracking stock	53	1,308	—

Net income	163,838	123,616	126,328

As discussed in Note 2, the earnings allocated to subsidiary tracking stock were determined based on the subsidiary tracking stockholders’ economic interest. The accumulated losses of SCN (the subsidiary tracking stock entity as discussed in Note 15) used for computation of net income per share attributable to subsidiary tracking stock were 1,358 million yen as of March 31, 2005.

As discussed in Notes 2 and 15, on October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock and convert such shares to shares of Sony common stock at a conversion rate of 1.114 share of Sony common stock per share of subsidiary tracking stock. All shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, the earnings allocated to common stock for the fiscal year ended March 31, 2006 are calculated by subtracting the earnings allocated to the subsidiary tracking stock for the eight months ended November 30, 2005. The accumulated gains of SCN used for computation of net income per share attributable to subsidiary tracking stock were 8,578 million yen as of November 30, 2005.

(2)	EPS attributable to common stock:

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2005, 2006 and 2007 is as follows:

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007

Income before cumulative effect of an accounting change allocated to common stock	168,498	122,308	126,328
Effect of dilutive securities:
Convertible bonds	1,209	—	—
Subsidiary tracking stock	(0)	(29)	—

Income before cumulative effect of an accounting change allocated to common stock for diluted EPS computation	169,707	122,279	126,328

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Thousands of shares

Weighted-average shares	931,125	997,781	1,001,403
Effect of dilutive securities:
Warrants and stock acquisition rights	61	915	2,413
Convertible bonds	112,589	47,468	46,355

Weighted-average shares for diluted EPS computation	1,043,775	1,046,164	1,050,171

	Yen

Basic EPS	180.96	122.58	126.15

Diluted EPS	162.59	116.88	120.29

Potential shares of common stock upon the exercise of warrants and stock acquisition rights, which were excluded from the computation of diluted EPS since they have an exercise price in excess of the average market value of Sony’s common stock during each fiscal year, were 7,987 thousand shares, 10,483 thousand shares and 10,541 thousand shares for the fiscal years ended March 31, 2005, 2006 and 2007, respectively.

Stock options issued by affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2005, 2006 and 2007, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since such stock options did not have a dilutive effect.

(3)	EPS attributable to subsidiary tracking stock:

Weighted-average shares used for the computation of EPS attributable to subsidiary tracking stock for the fiscal year ended March 31, 2005 were 3,072 thousand shares.

As discussed, all shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, net income per share of the subsidiary tracking stock for the fiscal year ended March 31, 2006 was not presented.

22.	Variable interest entities

Sony has, from time to time, entered into various arrangements with variable interest entities (“VIEs”). These arrangements include facilities which provide for the leasing of certain property, the financing of film production, the implementation of a stock option plan for Japanese employees and the U.S. based music publishing business. The FASB issued FIN No. 46 (revised), “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51”, which requires the consolidation or disclosure of VIEs. The VIEs that have been consolidated by Sony are described as follows:

Sony leases the headquarters of its U.S. subsidiary from a VIE. Sony has the option to purchase the building at any time during the lease term which expires in December 2008 for 255 million U.S. dollars. The debt held by the VIE is unsecured. At the end of the lease term, Sony has agreed to either renew the lease, purchase the building or remarket it to a third party on behalf of the owner. If the sales price is less than 255 million U.S. dollars, Sony is obligated to make up the lesser of the shortfall or 214 million U.S. dollars. There is no recourse to the creditors outside of Sony.

A subsidiary in the Pictures segment entered into a joint venture agreement with a VIE for the purpose of funding the acquisition of certain international film rights. The subsidiary acquired the international distribution rights, as defined, to twelve pictures meeting certain minimum requirements within the time period provided in the agreement. The subsidiary is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts, as defined, and is responsible for all distribution and marketing

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

expenses, which are recouped from such distribution fees. The VIE was capitalized with total financing of 406 million U.S. dollars. Of this amount, 11 million U.S. dollars was contributed by the subsidiary, 95 million U.S. dollars was provided by unrelated third party investors and the remaining funding is provided through a 300 million U.S. dollars bank credit facility. As of March 31, 2007, there were no amounts outstanding under the bank credit facility. Under the agreement, the subsidiary’s 11 million U.S. dollars equity investment is the last equity to be repaid. Additionally, it must pay to the third party investors up to 19 million U.S. dollars of any losses out of a portion of its distribution fees. As of March 31, 2007, the remaining unpaid portion of the third party investors’ investment was 5 million U.S. dollars.

Sony utilized a VIE to implement a SAR plan (Note 16) for selected Japanese employees. The VIE has been consolidated by Sony since its establishment. Under the terms of the SAR plan, upon exercise, Japanese employees receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the grant price of the plan. In order to minimize cash flow exposure associated with the plan, Sony held treasury stock through the VIE. The VIE purchased the common stock with funding provided by the employee’s cash contribution and a bank loan. The SAR plan was terminated during the fiscal year ended March 31, 2006.

Sony’s U.S. based music publishing subsidiary is a joint venture with a third party investor and has been determined to be a VIE. The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits. In addition, the third party investor receives a guaranteed annual dividend of up to 8.5 million U.S. dollars. Sony has also issued a guarantee to a creditor of the third party investor in which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the third party creditor against the obligation of the third party investor. The assets of the third party investor that are being used as collateral were placed in a separate trust which was established in April 2006. The trust is also a VIE in which Sony has had a significant variable interest since establishment, but is not the primary beneficiary. Included in the assets held by the trust is the third party investor’s 50% ownership interest in the music publishing subsidiary. At March 31, 2007, the fair value of the assets held by the trust exceeded 300 million U.S. dollars.

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

As described in Note 5, on April 8, 2005, a consortium led by SCA and its equity partners completed the acquisition of MGM. Sony has reviewed the investment and determined that MGM is a VIE. However, MGM is not consolidated but accounted for under the equity method as Sony is not the primary beneficiary of this VIE as Sony absorbs less than 50% of expected losses and does not have the right to receive greater than 50% of expected residual returns. MGM continues to operate as a private company and continues to engage in the production and distribution of film content. Through its current ownership of MGM’s common stock, Sony records 45% of MGM’s net income (loss) as equity in net income of affiliated companies. As a result of the cumulative losses recorded by MGM through March 31, 2007, the carrying value of Sony’s investment in MGM was written down to zero as of March 31, 2007. As Sony has not guaranteed any obligations of MGM, nor has it otherwise committed to provide further financial support to MGM, Sony will no longer record its share of MGM’s future equity losses.

On December 30, 2005, a subsidiary in the Pictures segment entered into a production/co-financing agreement with a VIE to co-finance 11 films that were released over the 15 months ended March 31, 2007. The subsidiary received 373 million U.S. dollars over the term of the agreement to fund the production or acquisition cost of films (including fees and expenses). The subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE. On April 28, 2006, the subsidiary entered into a second production/co-financing agreement with a VIE to co-finance additional films. Nine films are anticipated to be released under this financing arrangement. The subsidiary will receive approximately 240 million U.S. dollars over the term of the agreement to fund the production

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

or acquisition cost of films (including fees and expenses). Similar to the first agreement, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. As of March 31, 2007, three co-financed films have been released by the subsidiary and 37 million U.S. dollars has been received from the VIE under this agreement. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE. On January 19, 2007, the subsidiary entered into a third production/co-financing agreement with a VIE to co-finance a majority of the films to be submitted through March 2012. The subsidiary has received a commitment from the VIE that the VIE will fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). As of March 31, 2007, no films of the subsidiary have been funded by this VIE. Similar to the first two agreements, the subsidiary is responsible for marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE.

23.	Commitments and contingent liabilities

(1)  Commitments:

A.	Loan Commitments

Commitments outstanding at March 31, 2007 totaled to 374,909 million yen. The main components of these commitments are as follows:

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2007, the total unused portion of the line of credit extended under these contracts was 348,359 million yen.

In August 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of the SONY BMG joint venture, Sony and Bertelsmann AG have entered into a 5 year Revolving Credit Agreement with the joint venture. Under the terms of the Credit Agreement, Sony and Bertelsmann have each agreed to provide one-half of the funding. The Credit Agreement, which matures on August 5, 2009, provides for a base commitment of 300 million U.S. dollars and additional incremental borrowings of up to 150 million U.S. dollars. As of March 31, 2007, the joint venture had no borrowings outstanding under the Credit Agreement. Accordingly, Sony’s outstanding commitment under the Credit Agreement as of March 31, 2007 was 26,550 million yen.

The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B.	Purchase Commitments and other

Commitments outstanding at March 31, 2007 amounted to 296,080 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2007, such commitments outstanding were 43,329 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights therein. These agreements mainly cover various periods through March 31, 2011. As of March 31, 2007, these subsidiaries were committed to make payments under such contracts of 56,466 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

A subsidiary in the Pictures segment has also entered into a distribution agreement with a third party to distribute, in certain markets and territories, all feature length films produced or acquired by the third party during the term of the agreement. The distribution agreement expired on December 31, 2006. The third party produced, put into production or acquired a total of 41 films under the distribution agreement (a minimum of 36 films were required). The subsidiary has the right to distribute the films for 15 years from the initial theatrical release of the film. Under the terms of the distribution agreement, the subsidiary must fund a portion of the production cost and is responsible for all distribution and marketing expenses. As of March 31, 2007, 38 films have been released or funded by the subsidiary. The subsidiary’s estimated commitment to fund the production of the remaining films under this agreement is 11,250 million yen.

In April 2005, Sony Corporation has entered into a partnership program contract with Fédération Internationale de Football Association (“FIFA”). Through this program Sony Corporation will be able to exercise various rights as an official sponsor of FIFA events including the FIFA World Cuptm*( from 2007 to 2014. As of March 31, 2007, Sony Corporation was committed to make payments under such contract of 30,939 million yen.

In July 2006, Sony Corporation and Samsung Electronics Co., Ltd. signed the final contract for constructing an 8th generation amorphous TFT-LCD panel manufacturing line at their joint venture, S-LCD Corporation. As of March 31, 2007, Sony Corporation was committed to make payments under such contract of 50,200 million yen.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

Fiscal Year Ending March 31,	Yen in millions

2008	176,943
2009	53,947
2010	10,057
2011	7,704
2012	6,841
Thereafter	40,588

Total	296,080

(2)  Contingent liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 21,681 million yen at March 31, 2007. The major components of the contingent liabilities are as follows:

Sony has issued loan guarantees to related parties comprised of affiliated companies accounted for under the equity method and unconsolidated subsidiaries. The terms of these guarantees are mainly for a period of one year. Sony would be required to perform under these guarantees upon non-performance of the primary borrowers. The contingent liability related to these guarantees was 11,100 million yen and was not recorded on the consolidated balance sheet as of March 31, 2007.

In the second quarter of the fiscal year ended March 31, 2007, Sony recorded a provision for 51,200 million yen that relates to charges incurred as a result of the recalls by Dell Inc., Apple Inc. and Lenovo, Inc. of notebook computer battery packs that use lithium-ion battery cells manufactured by Sony and the subsequent global replacement program initiated by Sony for certain notebook computer battery packs used by Sony and several other notebook computer manufacturers that use lithium-ion battery cells manufactured by Sony. Sony expects that payments or product replacements related to the recalls and global replacement program will be substantially made or provided by March 31, 2008.

(* FIFA World Cuptm is a registered trademark of FIFA.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The European Commission (“EC”) issued the Waste Electrical and Electronic Equipment (“WEEE”) directive in February 2003. The WEEE directive requires electronics producers after August 2005 to finance the cost for collection, treatment, recovery and safe disposal of waste products. In most member states of the European Union (“EU”), the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE. As of the fiscal year ended March 31, 2007, the accrued amounts in respect to the above mentioned WEEE responsibilities total 946 million yen and cost incurred amount to 1,855 million yen for all European countries. However, since the regulation has not been finally adopted and put into practice in all individual member states, Sony will continue to evaluate the impact of this regulation.

Sony has agreed to indemnify certain third parties against tax losses resulting from transactions entered into in the normal course of business. The maximum amount of potential future payments under these guarantees cannot be estimated at this time. These guarantees were not recorded on the consolidated balance sheet as of March 31, 2007.

Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits and are subject to inquiries by various government authorities. However, based upon the information currently available to both Sony and its legal counsel, management of Sony believes that damages from such lawsuits or inquiries, if any, are not likely to have a material effect on Sony’s consolidated financial statements.

The changes in product warranty liability for the fiscal years ended March 31, 2006 and 2007 are as follows:

	Yen in millions
	Fiscal Year Ended March 31,
	2006	2007

Balance at beginning of the fiscal year	44,919	49,470
Additional liabilities for warranties	48,471	77,418
Settlements (in cash or in kind)	(45,162)	(72,368)
Changes in estimate for pre-existing warranty reserve	70	(2,954)
Translation adjustment	1,172	3,738

Balance at end of the fiscal year	49,470	55,304

24.  Business segment information

The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation 2, PlayStation 3 and PlayStation Portable game consoles and related software mainly in Japan, the United States of America and Europe, and licenses to third party software developers. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the United States of America, and markets, distributes and broadcasts in the worldwide market. The Financial Services segment represents primarily individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and a bank business in Japan. All Other consists of various operating activities, primarily including a music business, a network service business, an animation production and marketing business, and an advertising agency business in Japan. Sony’s products and services are generally unique to a single operating segment.

In July 2004, in order to establish a more efficient and coordinated semiconductor supply structure, the Sony group has integrated its semiconductor manufacturing business by transferring Sony Computer Entertainment’s semiconductor manufacturing operation from the Game segment to the Electronics segment. As a result of this transfer, sales revenue and expenditures associated with this operation are now recorded within the “Semiconductor” category in the Electronics segment. The results for the three months ended June 30, 2004 have not been restated as such comparable figures cannot be practically obtained given that it was not operated as a separate line business within the Game segment. This integration of the semiconductor manufacturing businesses is a part of

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony’s semiconductor strategy of utilizing semiconductor technologies and manufacturing equipment originally developed or designed for the Game business within the Sony group as a whole.

The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

Business segments -

Sales and operating revenue:

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007

Sales and operating revenue:
Electronics —
Customers	4,827,663	4,782,173	5,421,384
Intersegment	266,874	394,206	629,087

Total	5,094,537	5,176,379	6,050,471
Game —
Customers	702,524	918,252	974,218
Intersegment	27,230	40,368	42,571

Total	729,754	958,620	1,016,789
Pictures —
Customers	733,677	745,859	966,260
Intersegment	—	—	—

Total	733,677	745,859	966,260
Financial Services —
Customers	537,715	720,566	624,282
Intersegment	22,842	22,649	25,059

Total	560,557	743,215	649,341
All Other —
Customers	389,746	343,747	309,551
Intersegment	81,201	82,297	68,087

Total	470,947	426,044	377,638
Elimination	(398,147)	(539,520)	(764,804)

Consolidated total	7,191,325	7,510,597	8,295,695

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.

All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment profit or loss:

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007

Operating income (loss):
Electronics	2,881	6,913	156,745
Game	43,170	8,748	(232,325)
Pictures	63,899	27,436	42,708
Financial Services	55,490	188,323	84,142
All Other	5,063	20,525	32,417

Total	170,503	251,945	83,687
Elimination	3,782	1,187	4,802
Unallocated amounts:
Corporate expenses	(28,657)	(26,716)	(16,739)

Consolidated operating income	145,628	226,416	71,750
Other income	65,914	118,455	95,182
Other expenses	(54,335)	(58,542)	(64,895)

Consolidated income before income taxes	157,207	286,329	102,037

Operating income is sales and operating revenue less costs and operating expenses.

Assets:

	Yen in millions
	March 31
	2006	2007

Total assets:
Electronics	3,529,363	4,049,712
Game	520,394	832,791
Pictures	1,029,907	1,024,591
Financial Services	4,568,128	4,977,642
All Other	630,232	599,517

Total assets	10,278,024	11,484,253
Elimination	(361,841)	(435,432)
Corporate assets	691,570	667,541

Consolidated total	10,607,753	11,716,362

Unallocated corporate assets consist primarily of cash and cash equivalents, securities investments and property, plant and equipment maintained for general corporate purposes.

Total assets are net of an allowance of approximately 25 billion yen and 100 billion yen at March 31, 2006 and 2007, respectively, to reduce the cost of inventory for PlayStation 3 hardware to its net realizable value.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other significant items:

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007

Depreciation and amortization:
Electronics	276,704	304,561	310,575
Game	16,504	5,087	7,947
Pictures	5,598	7,401	8,464
Financial Services, including deferred insurance acquisition costs	52,788	47,736	56,068
All Other	17,012	12,755	11,406

Total	368,606	377,540	394,460
Corporate	4,259	4,303	5,549

Consolidated total	372,865	381,843	400,009

Capital expenditures for segment assets:
Electronics	312,216	328,625	351,482
Game	18,824	8,405	16,770
Pictures	5,808	10,097	10,970
Financial Services	3,845	4,456	6,836
All Other	7,928	4,186	5,617

Total	348,621	355,769	391,675
Corporate	8,197	28,578	22,463

Consolidated total	356,818	384,347	414,138

The capital expenditures in the above table represent the additions to fixed assets of each segment.

The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics segment is managed as a single operating segment by Sony’s management. Effective for the fiscal year ended March 31, 2007, Sony has partly changed its product category configuration. The main change is that the low-temperature polysilicon thin film transistor LCD product group has been moved from “Semiconductors” to “Components”. Accordingly, sales and operating revenue for the fiscal years ended March 31, 2005 and 2006 have been restated to conform to the presentation for the fiscal year ended March 31, 2007.

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007

Audio	571,864	536,187	522,879
Video	1,036,328	1,021,325	1,143,120
Televisions	921,195	927,769	1,226,971
Information and Communications	816,150	842,537	950,461
Semiconductors	184,235	172,249	205,757
Components	751,097	800,716	852,981
Other	546,794	481,390	519,215

Total	4,827,663	4,782,173	5,421,384

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Geographic information -

Sales and operating revenue which are attributed to countries based on location of customers for the fiscal years ended March 31, 2005, 2006 and 2007 and long-lived assets as of March 31, 2006 and 2007 are as follows:

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007

Sales and operating revenue:
Japan	2,132,462	2,203,812	2,127,841
U.S.A.	1,977,310	1,957,644	2,232,453
Europe	1,612,576	1,715,775	2,037,658
Other	1,468,977	1,633,366	1,897,743

Total	7,191,325	7,510,597	8,295,695

	Yen in millions
	March 31
	2006	2007

Long-lived assets:
Japan	1,449,997	1,469,652
U.S.A.	757,055	685,255
Europe	165,352	187,768
Other	159,647	171,639

Total	2,532,051	2,514,314

There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

Transfers between reportable business or geographic segments are made at arms-length prices.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2005, 2006 and 2007.

The following information shows sales and operating revenue and operating income by geographic origin for the fiscal years ended March 31, 2005, 2006 and 2007. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007

Sales and operating revenue:
Japan —
Customers	2,281,217	2,288,365	2,242,861
Intersegment	2,576,629	3,265,747	4,349,915

Total	4,857,846	5,554,112	6,592,776
U.S.A. —
Customers	2,166,323	2,197,304	2,553,834
Intersegment	235,362	279,203	319,666

Total	2,401,685	2,476,507	2,873,500

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal Year Ended March 31
	2005	2006	2007

Europe —
Customers	1,524,222	1,575,849	1,843,559
Intersegment	52,417	50,400	60,486

Total	1,576,639	1,626,249	1,904,045
Other —
Customers	1,219,563	1,449,079	1,655,441
Intersegment	804,721	1,038,827	1,738,602

Total	2,024,284	2,487,906	3,394,043
Elimination	(3,669,129)	(4,634,177)	(6,468,669)

Consolidated total	7,191,325	7,510,597	8,295,695

Operating income:
Japan	28,527	230,473	167,448
U.S.A.	72,414	11,291	(94,005)
Europe	12,226	(25,101)	(62,425)
Other	58,554	41,953	76,282
Corporate and elimination	(26,093)	(32,200)	(15,550)

Consolidated total	145,628	226,416	71,750

25.  Subsequent event

On May 29, 2007, Sony’s U.S. based music publishing subsidiary entered into a contract for the acquisition of Famous Music Inc. from Viacom Inc. for a purchase price of 370 million U.S. dollars plus closing adjustments. The closing of this transaction is subject to the receipt of regulatory approvals.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
		Additions
	Balance	charged to			Balance
	at beginning	costs and	Deductions	Other	at end
	of period	expenses	(Note 1)	(Note 2)	of period

Fiscal Year Ended March 31, 2005:
Allowance for doubtful accounts and sales returns	112,674	56,863	(84,507)	2,679	87,709

Fiscal Year Ended March 31, 2006:
Allowance for doubtful accounts and sales returns	87,709	52,422	(56,772)	6,204	89,563

Fiscal Year Ended March 31, 2007:
Allowance for doubtful accounts and sales returns	89,563	83,440	(55,711)	3,383	120,675

Notes:

1. Amounts written off.

2. Translation adjustment.

	Balance				Balance
	at beginning			Other	at end
	of period	Additions	Deductions	(Note 1)	of period

Fiscal Year Ended March 31, 2005:
Valuation allowance - Deferred tax assets	127,577	67,889	(104,670)	(1,686)	89,110

Fiscal Year Ended March 31, 2006:
Valuation allowance - Deferred tax assets	89,110	72,340	(11,234)	683	150,899

Fiscal Year Ended March 31, 2007:
Valuation allowance - Deferred tax assets	150,899	42,910	(20,002)	601	174,408

Note:

1.	Translation adjustment.

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Financial Statements of Sony Ericsson Mobile Communications AB

[THIS PAGE INTENTIONALLY LEFT BLANK]

SONY ERICSSON MOBILE COMMUNICATIONS

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Income Statement
January 1 - December 31, TEUR

	Notes	2006	2005	2004

Net sales	2	10,959,233	7,268,149	6,524,498
Cost of sales		(7,775,448)	(5,259,893)	(4,712,325)

GROSS PROFIT		3,183,785	2,008,256	1,812,173

Selling expenses		(861,482)	(654,588)	(614,398)
General and Administration expenses	26	224,648	(147,049)	(142,851)

Research and Development expenses		(905,811)	(740,000)	(582,923)
Other operating revenues	3	72,126	39,759	18,656
Other operating expenses	3	(7,436)	(5,463)	(4,587)

OPERATING INCOME	6, 7, 24, 25	1,256,534	500,915	486,070
Result from securities and receivables accounted for as fixed assets	4	—	—	970
Interest income and similiar profit items	4	42,288	17,964	13,290
Interest expense and similiar loss items	4	(1,118)	(6,840)	(12,555)

NET INCOME BEFORE TAXES		1,297,704	512,039	487,775

Income taxes for the year	5	(267,056)	(134,587)	(149,436)

Minority interest		(33,329)	(27,110)	(16,320)

NET INCOME		997,319	350,342	322,019

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Balance Sheet
December 31, TEUR

	Notes	2006	2005

ASSETS
Fixed assets:
Intangible assets	6	47,235	34,683
Tangible assets	7	126,252	101,333
Financial assets:
Securities held as fixed assets	8	91,942	81,683
Other non current assets	9	203,248	56,050

Total fixed and financial assets		468,677	273,749

Current assets:
Inventories	11	437,462	306,105
Accounts receivable	12	1,652,754	851,710
Other assets	13	309,766	178,368
Other short-term cash investments	14	1,580,077	900,272
Cash and bank		692,622	637,004

Total current assets		4,672,681	2,873,459

Total assets		5,141,358	3,147,208

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:	15
Share capital		100,000	100,000
Restricted reserves		722,889	720,422
Non-restricted reserves		(39,599)	(100,869)
Net income for the year		997,319	350,342

Total equity		1,780,609	1,069,895

Minority interest		45,148	46,488
Provisions
Pensions and other similar commitments	16	19,409	18,418
Other provisions	17	421,226	295,312

Total provisions		440,635	313,730
LIABILITIES
Long-term liabilities
Liabilities to financial institutions		—	576
Other long-term liabilities		677	455

Total long-term liabilities	18	677	1,031
Current liabilities:
Liabilities to financial institutions		511	6,911
Advances from customers		2,919	13,112
Accounts payable		1,276,478	807,065
Income tax liabilities		427,975	93,932
Other current liabilities	19	1,166,406	795,044

Total current liabilities		2,874,289	1,716,064

Total shareholders’ equity and liabilities:		5,141,358	3,147,208

Assets pledged as collateral	20	3,973	158
Contingent liabilities	21	12,428	12,383

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Cash Flow
January 1 - December 31, TEUR

	Notes	2006	2005	2004

OPERATIONS
Operating income		1,256,534	500,915	486,070
Depreciation		85,029	70,884	65,822
Other non cash items	22	112,688	34,186	85,749

		1,454,251	605,985	637,641
Interest, obtained		42,288	17,964	13,290
Dividends received		—	—	970
Interest paid		(38,386)	(6,840)	(12,555)
Income taxes, paid		(34,357)	(52,839)	(55,720)

		1,423,796	564,270	583,626
Change in inventories		(117,207)	(122,435)	(68,659)
Change in accounts receivables		(764,993)	39,787	(191,969)
Change in other receivables		(180,662)	7,423	(6,966)
Change in accounts payable		463,955	109,753	113,452
Change in other liabilities		352,115	131,655	7,131

Cash flow from operating activities		1,182,004	730,453	436,615

INVESTMENTS
Investments in intangible assets		(29,311)	(25,792)	(18,545)
Sales of intangible assets		161	869	243
Investments in tangible assets		(96,105)	(70,712)	(74,108)
Sales of tangible assets		19,198	6,281	4,912
Investment in subsidiary	22	(15,501)	—	(12,752)
Investments / Sales of other financial assets		(12,462)	(5,715)	(67,113)
Sales/Amortization of other financial assets		177	—	—

Cash flow from investing activities		(133,843)	(95,069)	(167,363)

FINANCING
Borrowing		245	183	1,218
Repayment of debt		(576)	(1,294)	(694)
Change in current financial liabilities		—	(19,096)	11,462
Dividend to minority		(30,427)	(19,219)	—
Dividend paid		(247,000)	—	—

Cash flow from financing activities		(277,758)	(39,426)	11,986

Net change in cash		770,403	595,958	281,238
Cash, beginning of period		1,537,275	915,931	640,393
Translation difference in Cash		(34,980)	25,386	(5,700)

Cash, end of period		2,272,698	1,537,275	915,931

SONY ERICSSON MOBILE COMMUNICATIONS

Notes to the Financial Statements

SONY ERICSSON MOBILE COMMUNICATIONS

1.	Accounting Principles

The consolidated financial statements of Sony Ericsson Mobile Communications AB and its subsidiaries are prepared in accordance with accounting principles generally accepted in Sweden, applying the Swedish Accounting Standards Board’s (Bokföringsnämnden, BFN) recommendations and the Swedish Annual Accounts Act (ÅRL).

Principle of Consolidation

The consolidated financial statements include the accounts of the Parent Company and all subsidiaries in which the company has a voting majority. The inter company transactions and internal profit have been eliminated. The consolidated financial statements have been prepared in accordance with the purchase method, whereby consolidated stockholders’ equity includes equity earned only after acquisition. Minority interest in net earnings is reported in the consolidated income statement. Minority interest in the equity of subsidiaries is reported as a separate item in the consolidated balance sheet.

Translation of financial statements in foreign currency

Sony Ericsson’s results are presented in EUR which is the reporting currency and the functional currency of the parent company. The group has sales and cost of sales in a large number of currencies. For all companies, including subsidiary companies, the functional (business) currency is the currency in which the companies primarily generate and expend cash. Their financial statements plus goodwill related to such companies are translated to EUR by translating assets and liabilities at the closing rate on the balance sheet day and income statement items at average exchange rates, with translation adjustments reported directly in consolidated equity.

Revenue recognition

Sales revenue is recorded upon the delivery of products according to contractual terms and represents amounts realized, excluding value-added tax, and is net of goods returned, trade discounts and allowances. Sales revenue is recognized with reference to all significant contractual terms when the product has been delivered, when the revenue amount is fixed or determinable and when collection is reasonably assured.

Accruals for sales bonuses such as cash discounts, quarterly and yearly bonuses, quality bonus, co-op and stock protection are shown as deductions from gross sales to arrive at net sales.

For product and equipment sales, delivery generally does not occur until the products or equipment have been shipped, risk of loss has transferred to the customer, and objective evidence exists that customer acceptance provisions, if any, have been met. The Company records revenue when allowances for discounts, price protection, returns and customer incentives can be reliably estimated. Recorded revenues are reduced by these allowances. The Company bases its estimates on historical experience taking into consideration the type of products sold, the type of customer, and the type of transaction specific in each arrangement.

Costs related to shipping and handling are included in cost of sales in the Consolidated Income Statement.

Research and development costs

Research and development costs are charged to expenses as incurred. Expenses related to the third party development of new platforms for mobile phones are capitalized as other non-current asset and are amortized when the platforms are put into commercial use. Such costs are capitalized as intangible assets when technological feasibility has been established and when future economic benefits can be demonstrated.

Hedge accounting

The Group applies hedge accounting for financial instruments intended to hedge foreign currency exposures having a future impact on results.

SONY ERICSSON MOBILE COMMUNICATIONS

At the point in time at which the contract is established, the relationship between the hedging instrument and the hedged item is documented, as well as the purpose of this risk management and the strategy for taking various hedging measures. The company also documents its assessment, both when the contract is entered into and on an ongoing basis, as to whether the derivative used in the hedging transaction is effective in counteracting changes in fair value or income statement effects, in terms of the hedged items in question.

The hedging is designed in such a manner as to ensure, to the greatest degree possible, its effectiveness. The changes in fair value for those derivative instruments which do not meet the conditions for hedge accounting are reported directly in the income statement.

Future foreign currency exposures are hedged primarily by forward cover agreements but also via currency options. The effective portion of changes in the fair value of hedging instruments is recognized in equity. Any gain or loss relating to the ineffective portion is recognized in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods in which the hedged item affects profit or loss, for example, when the forecasted sale which is hedged takes place.

Intangible and tangible fixed assets

Intangible and tangible fixed assets are stated at cost less accumulated depreciation and impairment losses. Annual depreciation is reported as plan depreciation, generally using the straight line method with estimated useful lives ranging from 3 years up to 10 years for machineries and equipments. Intangible assets are amortized over a period ranging from 3 years up to 5 years or based on the contract’s economic reality. Land improvements are amortized in 20 years. The costs of computer software developed or obtained for internal use are capitalized as intangible assets when technological feasibility has been established and when future economic benefits can be demonstrated.

Tooling

Tooling owned by Sony Ericsson but used in its manufacturing partners operations is capitalized and amortized over useful life.

Financial assets

Financial assets that are intended for long-term holding are accounted at acquisition value and depreciations are made if a permanent decrease in the value can be stated. These assets include strategic long-term investments in private companies over which Sony Ericsson does not have the ability to exercise significant influence.

Impairment test of assets

Impairment tests are performed on a regular basis whenever there is an indication of possible impairment. An impairment loss is determined based on the amount by which the carrying value exceeds the fair value of those assets.

Leases

Leases on terms in which Sony Ericsson assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset, although the depreciation period would not exceed the lease term. Other leases are operating leases, and the leased assets under such contracts are not recognized on the balance sheet. Costs under operating leases are recognized in the income statement on a straight-line bases over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease. Sony Ericsson has not identified any financial leases for the reported periods.

SONY ERICSSON MOBILE COMMUNICATIONS

Income tax

Reported income tax includes tax, which is to be paid or received, regarding the current year, adjustments concerning the previous years’ current taxes and changes in deferred taxes.

All income tax liabilities and receivables are valued at their nominal amount according to the tax regulations and are measured at the tax rate that is expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. An adjustment of deferred tax asset/liability balances due to a change in the tax rate is recognized in the income statement unless it relates to a temporary difference earlier recognized directly in equity, in which case the adjustment is also recognized in equity.

In the case of items reported in the income statement, the related tax effects are also reported in the income statement. The tax effects of items that are accounted for directly against equity are also reported directly against equity.

Deferred tax is calculated according to the balance sheet method on all temporary differences arising between the reported value and the tax value of the assets and liabilities.

Receivables

Receivables with maturities greater than 12 months after balance sheet date are reported as fixed assets, and other receivables as current assets. Receivables are reported in the amounts at which they are expected to be received, on the basis of individual assessment.

Accounts Receivables

Accounts receivables are reported as current assets in the amounts at which they are expected to be received net of individual bad debt assessment.

Inventories

Inventories, which include the cost of materials, labor and overhead, are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis. Risk of obsolescence have been measured by estimating market value based on future customer demand and customer acceptance of new products.

Borrowings

Borrowings are reported initially at fair value, net of transaction costs incurred. If the reported amount differs from the amount to be repaid at maturity date, then the difference is allocated as interest expense or interest income over the tenure of the loan. In this manner, the initial amount reported agrees, at maturity date, with the amount to be repaid.

Financial liabilities first cease to be reported when they have been settled on the basis of repayment or when repayment has been waived.

All transactions are reported on settlement date.

Provisions

Provisions are made when there are legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. However, the actual outflow as a result of the obligation may differ from such estimate.

Warranty provisions include provisions for faulty products based on estimated return rates and costs. The best estimate is based on sales, contractual warranty periods and historical failure data of products sold.

SONY ERICSSON MOBILE COMMUNICATIONS

Post-employment benefits

The Group has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions. The contributions are recognized as employee benefit expenses when they are due.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee or former employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group is responsible for the fulfillment of the pension obligation. Part of the pension plans in Sweden is secured through an insurance solution with the insurance company Alecta. This part is classified as a multi-employer defined benefit plan. It has not been possible, however, for Sony Ericsson to get sufficient information to account for the plan as a defined benefit plan. The plan has therefore been accounted for as a defined contribution plan.

The schemes are both funded and unfunded.

The liability or receivable recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, unrecognized actuarial gains and losses and unrecognized past service cost.

Independent actuaries using the Projected Unit Credit Method calculate the defined benefit obligations and expenses annually. This method indicates that past-service costs are amortized on a straight-line basis over the vesting period. The present value of the defined benefit obligation is determined by discontinuing the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses, arising from experience adjustments and changes in actuarial assumptions, to the extent theses exceed 10% of the pension obligations’ present value or the fair value of plan assets are charged or credited to income over the employees’ expected average remaining working lives The used principle for defined benefit plans is only effective in the consolidated financial statements.

Contingent liabilities

The Business records a liability when a loss is known or considered probable and the amount can be reasonably estimated. If a loss is not probable or a probable loss cannot be reasonably estimated, a liability is not recorded. If a reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate, the minimum amount of the range is accrued. Legal costs expected to be incurred in connection with loss contingencies are expensed as incurred.

Statement of Cash Flow

Foreign subsidiaries’ transactions are translated at the average exchange rate during the period. Subsidiaries purchased and/or sold, net of cash acquired/sold, are reported as cash flow from investment activities and do not affect reported cash flow from operations. Cash and cash equivalents consist of cash and bank and short term cash investments. The statement of Cash Flow for 2004, 2005 and 2006 complies with International Accounting Standards (IAS) No. 7.

Related party transactions

Transactions and balances related to Sony and Ericsson are classified as external items.

SONY ERICSSON MOBILE COMMUNICATIONS

Changed accounting principles 2005

As per 1 January 2005, the Group and parent company changed the principles for hedge accounting, which implies that the effective portion of the change in fair value of unrealized currency hedging effects is reported in equity. The effects of this principle are disclosed in Note 15 in the item “Fair value reserve” (TEUR 1 624).

Dividend

Each year the Board of Directors assesses the company’s and the group’s results and financial position in order to determine the appropriate disposition of earnings. This disposition, including any payment of dividends, is based on a number of factors including: the latest profit and loss account, the company’s equity, the company’s and the group’s cash flows, the equity ratio and liquidity of the company and the group after the proposed dividend in relation to the industry standards in which the company and the group conducts its business, and both the company’s and the group’s ability to fulfill both their short and long-term obligations.

As a result of this assessment, dividends of TEUR 247,000 were paid in 2006. No dividends were paid in either 2005 or 2004. In April, 2007, the Board of Directors proposed the payment of dividends totaling TEUR 548,000.

2.  Net sales by market area

	2006	2005	2004

Europe, Middle East & Africa	5,865,030	3,957,567	3,397,384
America	1,550,179	923,647	873,375
Asia	3,544,024	2,386,935	2,253,739

Total	10,959,233	7,268,149	6,524,498

3.  Other operating revenues and other operating expenses

	2006	2005	2004

Other operating revenues
Gains on sales of intangible and tangible assets	16,409	151	854
Commissions, license fees and other operating revenues	53,227	30,945	9,919
Other income	2,490	7,714	7,098
Gains on foreign exchange	—	949	785

Total other operating revenues	72,126	39,759	18,656
Other operating expenses
Losses on sales of intangible and tangible assets	(341)	(144)	(177)
Other expenses	(3,312)	(2,255)	(3,978)
Losses on foreign exchange	(3,783)	(3,064)	(432)

Total other operating expenses	(7,436)	(5,463)	(4,587)

SONY ERICSSON MOBILE COMMUNICATIONS

4.  Interest income and similar profit items and interest expense and similar loss items

	2006	2005	2004

Interest income and similar profit items
Interest income external and similar items	42,288	17,964	13,290

Total	42,288	17,964	13,290
Interest expense and similar loss items
Interest expenses external and similar items	(1,118)	(6,840)	(12,555)

Total	(1,118)	(6,840)	(12,555)
Result from securities and receivables accounted for as a fixed assets
Group dividends	—	—	970

	—	—	970
Financial Net	41,170	11,124	1,705

5.  Income taxes for the year

Income statement

The following items are included in income taxes for the year:

	2006	2005	2004

Current income taxes for the period	(368,308)	(114,810)	(63,108)
Deferred income/expense (-) taxes related to temporary differences	101,252	(15,134)	39,832
Deferred income/expense (-) taxes related to tax loss carryforwards	—	(4,643)	(126,160)

Income taxes for the period	(267,056)	(134,587)	(149,436)

A reconciliation between actual tax income (-expense) for the year and the theoretical tax income (expense) that would arise when applying statutory tax rate in Sweden, 28 percent on income before taxes, is shown in the table:

	2006	2005	2004

Income before taxes	1,297,704	512,039	487,775
Tax rate in Sweden (28%)	(363,357)	(143,371)	(136,577)
Effect of foreign tax rates	29,020	21,687	(2,094)
Current income taxes related to prior years	(876)	745	1,435
Tax effect of expenses that are non deductible for tax purpose	(4,858)	(1,839)	(3,210)
Tax effect of income that are non-taxable for tax purpose	10,014	4,775	646
Tax effect of changes in tax rates	19	(16,584)	5,500
Release of valuation allowance*	62,982	—	—
Tax effect of tax losses carryforwards, net	—	—	(15,136)

Income taxes for the year	(267,056)	(134,587)	(149,436)

*	The release of valuation allowance mainly refers to temporary differences in Japan and US.

SONY ERICSSON MOBILE COMMUNICATIONS

Balance sheet

Deferred tax assets and liabilities

Tax effects of temporary differences have resulted in deferred tax assets and liabilities as follows:

	2006	2005

Deferred tax assets	139,621	41,455
Deferred tax liabilities	(13)	643

Deferred tax assets relate to temporary differences due to certain provisions such as warranty and scrap liabilities. Deferred tax assets are amounts recognized in countries where we expect to be able to generate corresponding taxable income in the future to benefit from tax reductions.

6.  Intangible assets

	Licenses, software
	trademarks and
2006	similar rights	Patents	Total

Accumulated acquisition costs
Opening balance January 1, 2006	81,504	—	81,504
Acquisitions	25,333	3,978	29,311
Balances regarding acquired and sold companies	1,316	—	1,316
Sales/disposals	(714)	—	(714)
Translation difference for the year	(4,019)	—	(4,019)

Closing balance December 31, 2006	103,420	3,978	107,398
Accumulated depreciation
Opening balance January 1, 2006	(46,821)	—	(46,821)
Depreciation	(15,381)	(341)	(15,722)
Balances regarding acquired and sold companies	(593)	—	(593)
Sales/disposals	553	—	553
Translation difference for the year	2,420	—	2,420

Closing balance December 31, 2006	(59,822)	(341)	(60,163)
Net carrying value	43,598	3,637	47,235

SONY ERICSSON MOBILE COMMUNICATIONS

	Licenses, software
	trademarks and
2005	similar rights	Patents	Total

Accumulated acquisition costs
Opening balance January 1, 2005	56,516	—	56,516
Acquisitions	25,792	—	25,792
Sales/disposals	(1,994)	—	(1,994)
Translation difference for the year	1,190	—	1,190

Closing balance December 31, 2005	81,504	—	81,504
Accumulated depreciation
Opening balance January 1, 2005	(34,799)	—	(34,799)
Depreciation	(12,571)	—	(12,571)
Sales/disposals	1,125	—	1,125
Translation difference for the year	(576)	—	(576)

Closing balance December 31, 2005	(46,821)	—	(46,821)
Net carrying value	34,683	—	34,683

7.	Tangible assets

	Land and		Other
2006	buildings	Machinery	equipment	Total

Accumulated acquisition costs
Opening balance January 1, 2006	9,283	52,120	171,568	232,971
Acquisitions	3,646	19,103	68,147	90,896
Balances regarding acquired and sold companies	5,363	17,796	764	23,923
Sales/disposals	(8)	(8,647)	(7,601)	(16,256)
Translation difference for the year	(597)	(6,045)	(12,257)	(18,899)

Closing balance December 31, 2006	17,687	74,327	220,621	312,635
Accumulated depreciation
Opening balance January 1, 2006	(2,685)	(25,731)	(102,967)	(131,383)
Depreciation	(939)	(12,824)	(55,544)	(69,307)
Balances regarding acquired and sold companies	(1,639)	(8,116)	(621)	(10,376)
Sales/disposals	2	6,268	6,856	13,126
Translation difference for the year	125	3,167	8,371	11,663

Closing balance December 31, 2006	(5,136)	(37,236)	(143,905)	(186,277)
Accumulated writedowns
Opening balance January 1, 2006	—	(245)	(10)	(255)
Write down	—	(61)	(311)	(372)
Sales/disposal	—	194	312	506
Translation difference for the year	—	14	1	15

Closing balance December 31, 2006	—	(98)	(8)	(106)
Net carrying value	12,551	36,993	76,708	126,252

SONY ERICSSON MOBILE COMMUNICATIONS

	Land and		Other
2005	buildings	Machinery	equipment	Total

Accumulated acquisition costs
Opening balance January 1, 2005	8,492	37,740	154,787	201,019
Acquisitions	—	20,456	50,256	70,712
Sales/disposals	—	(10,774)	(36,218)	(46,992)
Translation difference for the year	791	4,698	2,743	8,232

Closing balance December 31, 2005	9,283	52,120	171,568	232,971
Accumulated depreciation
Opening balance January 1, 2005	(2,055)	(17,007)	(90,836)	(109,898)
Depreciation	(544)	(16,289)	(41,480)	(58,313)
Sales/disposals	—	9,835	30,732	40,567
Translation difference for the year	(86)	(2,270)	(1,383)	(3,739)

Closing balance December 31, 2005	(2,685)	(25,731)	(102,967)	(131,383)
Accumulated write-downs
Opening balance January 1, 2005	—	(410)	(604)	(1,014)
Write down	—	—	(8)	(8)
Sales/disposal	—	221	603	824
Translation difference for the year	—	(56)	(1)	(57)

Closing balance December 31, 2005	—	(245)	(10)	(255)
Net carrying value	6,598	26,144	68,591	101,333

8.	Other securities held as fixed assets

	2006	2005

Accumulated acquisition costs
Opening balance	83,652	77,820
Acquisitions	12,462	5,205
Translation difference for the year	(301)	639
Reclassifications	(3,871)	(12)

Closing balance	91,942	83,652
Accumulated write-downs
Opening balance	(1,969)	(1,667)
Translation difference for the year	142	(302)
Reclassification	1,827	—

Closing balance	—	(1,969)
Net carrying value	91,942	81,683

The major part of the investment is related to investment in Symbian Software Ltd. The reclassification made in 2006 is referring to Sony Ericsson Mobile Communications (China) Co. Ltd. investment in Beijing Suohong Electronics Co. Ltd. (BSE). In 2006 BSE became a fully owned subsidiary.

SONY ERICSSON MOBILE COMMUNICATIONS

9.	Other non current assets

	2006	2005

Deferred tax assets	139,621	41,455
External development projects	—	14,085
Other non current assets	63,627	510

Total	203,248	56,050

10.	Group companies

		Percentage of
Company	Domicile	ownership

Sony Ericsson Mobile Communications AB	Sweden
Sony Ericsson Mobile Communications International AB	Sweden	100%
Sony Ericsson Mobile Communications Management Ltd.	United Kingdom	100%
Sony Ericsson Mobile Communications S.p.A.	Italy	100%
Sony Ericsson Mobile Communications Iberia S.L	Spain	100%
Sony Ericsson Mobile Communications Hellas S.A.	Greece	100%
Sony Ericsson Hungary Mobile Communications Ltd.	Hungary	100%
Sony Ericsson Mobile Communications do Brazil Ltd.	Brasil	100%
Sony Ericsson Mobile Communications S.A. de C.V.	Mexico	100%
Sony Ericsson Servicios Móviles S.A. de C.V.	Mexico	100%
Sony Ericsson Mobile Communications Japan Inc.	Japan	100%
Sony Ericsson Mobile Communications (USA) Inc.	USA	100%
Sony Ericsson Mobile Communications (Thailand) Co. Limited	Thailand	100%
Sony Ericsson Mobile Communications (China) Co. Ltd.	China	100%
Beijing Suohong Electronics Co. Ltd (BSE)	China	100%
Beijing SE Putian Mobile Communications Co. Ltd (BMC)	China	51%

During 2006 Sony Ericsson acquired Beijing Souhong Electronics Co. Ltd. (BSE) and during 2004 Sony Ericsson made a strategic investment in a jointly owned manufacturing facility called Beijing SE Putian Mobile Communications Co. Ltd (BMC). For further disclosures please refer to note 22.

11.  Inventory

	2006	2005

Manufacturing work in process	143,076	64,516
Finished products and goods for resale	294,386	241,589

Inventories, net	437,462	306,105

Reported amounts are net of obsolescence reserves by TEUR 18,611 (TEUR 9,578 in 2005).

12.	Accounts Receivables — Trade

	2006	2005

Trade receivables	1,657,111	854,130
Provision for doubtful debts*	(4,357)	(2,420)

Trade receivables, net	(1,652,754)	(851,710)

*	Provisions for doubtful debts has been estimated based on commercial risk evaluations.

SONY ERICSSON MOBILE COMMUNICATIONS

13.	Other current assets

	2006	2005

Prepaid,expenses	55,232	38,786
Prepaid, tooling	15,927	14,693
Other, receivables*	238,607	124,889

Total	309,766	178,368

*	The major part of other receivables are related to withholding tax and VAT.

14.	Short term cash investments

	2006	2005

Net book value	1,580,077	900,272
Market value	1,581,671	901,430

The short term cash investments are held in money-market funds and is treated as cash equivalents with an initial maturity at the time of acquisition of 3 months or less.

15.  Shareholders’ equity

Changes in stockholders’ equity:

			Non-
			restricted
			reserves and	Total
	Share	Restricted	net profit/loss	shareholders’
	capital*	receives	for the year	equity

Shareholder’s equity December 31, 2003	100,000	712,619	(434,733)	377,886

Changes in accumulated translation differences	—	(12,760)	6,090	(6,670)
Net income for the year	—	—	322,019	322,019

Shareholder’s equity December 31, 2004	100,000	699,859	(106,624)	693,235
Changes in cumulative translation adjustments	—	20,563	4,131	24,694
Fair value reserve	—	—	1,624	1,624
Net income for the year	—	—	350,342	350,342

Shareholder’s equity December 31, 2005	100,000	720,422	249,473	1,069,895
Changes in cumulative translation adjustments****	—	(14,534)	(18,027)	(32,561)

Fair value reserve**	—	—	(7,044)	(7,044)
Transfer between non-restricted and restricted reserves***	—	17,001	(17,001)	—
Net income for the year	—	—	997,319	997,319
Dividend	—	—	(247,000)	(247,000)

Shareholder’s equity December 31, 2006	100,000	722,889	957,720	1,780,609

*	Share capital consists of 100 000 200 shares at a quota value of EUR 1 per share.

**	The fair value reserve is related to the effective portion of changes in the fair value of hedging instruments that is recognized in equity. Amounts accumulated in equity are recycled in the income statement in the periods in which the hedged item affects profit or loss, for example, when the forecasted sale which is hedged takes place.

***	The transfer between non-restricted and restricted reserves is in accordance with the proposals of the respective companies’ boards of directors. In evaluating the consolidated financial position, it should be

SONY ERICSSON MOBILE COMMUNICATIONS

noted that earnings in foreign companies may be subject to taxation when transferred to Sweden and, in some instances, such transfer of earnings may be limited by currency restrictions.

****	Cumulative translation adjustments have been distributed among unrestricted and restricted stockholders equity.

16.  Pensions

Sony Ericsson participates in local pension plans in countries in which we operate. There are principally two types of pension plans:

•	Defined contribution plans, where the Company’s only obligation is to pay fixed pension premiums into a separate entity (a fund or insurance company) on behalf of the employee. No provision for pensions is recognized in the balance sheet other than accruals for premium pensions earned, but not yet paid.

•	Defined benefit plans, where the Company’s undertaking is to provide pension benefits that the employees will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

In Sony Ericsson most of the companies have defined contribution plans and therefore no pension provisions on the balance sheet. The subsidiaries companies in Japan and UK have defined benefit plans. In Sweden, the total pension benefits are accounted as defined contribution plans, even though the Financial Accounting Standards Council’s interpretations committee defined the ITP pension plan, financed through insurance with Alecta as a defined benefit plan. Sony Ericsson did not have access to information from Alecta that would have made it possible for this plan to be reported as a benefit plan.

	Consolidated
	2006	2005

Pensions and similar commitments	19,409	18,418

The following table summarizes the total pension cost during 2006 for Sony Ericsson:

Total annual pension cost:

2006	Sweden	UK	Japan	Others	Total

Pension cost for defined benefit plans	—	592	3,780	—	4,372
Pension cost for defined contributions plans	24,436	415	—	5,007	29,858

Total	24,436	1,007	3,780	5,007	34,230

Provisions for pensions and similar benefits:

2006	Sweden	UK	Japan	Others	Total

Provision for post-employment benefits	—	4,204	12,734	—	16,938
Other employee benefits	—	—	—	2,471	2,471

Total	—	4,204	12,734	2,471	19,409

17.  Provisions

	2006	2005

Warranty commitments*	378,074	254,563
Other provisions	43,152	40,749

Total	421,226	295,312

*	Warranty commitments include provisions for faulty products based on estimated return rates and costs. The best estimate is based on sales, contractual warranty periods and historical failure data of products sold.

SONY ERICSSON MOBILE COMMUNICATIONS

18.  Long-term liabilities

Maturity date for the group long-term liabilities, TEUR 677, is within 1-5 years.

19.  Other liabilities

	2006	2005

Accrued personnel related expenses	141,851	85,053
Accrued sales related expenses*	679,485	468,572
Other accrued expenses	252,452	190,148
Other short term liabilities	92,618	51,271

Total	1,166,406	795,044

*	Accrued sales related expenses includes sales bonuses, such as cash discounts, quarterly and yearly bonuses, quality bonus, co-op and stock protection.

20.  Assets pledged as collateral

	Liabilities	Advances		Liabilities	Advances
	to financial	from	Total	to financial	from	Total
	institutions	customers	2006	institutions	customers	2005

Bank deposits*	3,950	—	3,950	—	—	—
Other	23	—	23	158	—	158

Total	3,973	—	3,973	158	—	158

*	Bank deposits are collateral for hedging activities.

21.  Contingent liabilities

	2006	2005

Other contingent liabilities*	12,428	12,383

Total	12,428	12,383

*	Other contingent liabilities mainly include guarantees for loans and other types of guarantees.

22.  Cash flow analysis

	2006	2005	2004

Change in provisions (note 16,17)	126,905	26,786	77,253
Write down of tangible assets	134	8	450
Gains on disposal of equipment	(16,068)	144	177
Other	1,717	7,248	7,869

Total	112,688	34,186	85,749

SONY ERICSSON MOBILE COMMUNICATIONS

Investments in subsidiaries: During 2006 Sony Ericsson Mobile Communications AB acquired Beijing Souhong Electronics Co. Ltd. (BSE). During 2004 Sony Ericsson made a strategic investment in a jointly owned manufacturing facility called Beijing SE Putian Mobile Communications Co. Ltd (BMC) situated in Beijing, China. The total acquisition cash flow effects are:

	2006	2005	2004

Fixed assets	14,272	—	11,533
Other assets	53,746	—	189,614
Other liabilities	(46,874)	—	(166,711)
Minority interest	—	—	(18,765)
Net book value of pre owned share in subsidiary	(2,203)	—	(2,919)

Total acquisition	18,941	—	12,752
Cash in acquired subsidiaries	(3,440)	—	—

Cash flow effect from acquisitions in subsidiaries	15,501	—	12,752

Total cash flow effect from acquisitions in subsidiaries	15,501	—	12,752

23.  Translation to SEK

The exchange rate for SEK is 9.04 (9.42) for balance sheet items and the average exchange rate for the period is 9.26 (9.28).

24.  Leasing

2006

Future payments for operating leases and rents
2007	38,835
2008	36,788
2009	32,052
2010	30,623
2011	25,041
2012 and future	60,005

The purpose of the leases mainly refers to rents and office equipment.

25.	Wages, salaries and social security expenses

	2006	2005	2004

Wages and salaries	390,556	327,937	268,672
Social security expenses	114,872	100,429	89,490
Of which pension costs	34,230	28,239	17,481
Of which CO compensation	1,082	999	901
CO pension costs	190	142	577
bonus & similar to CO	268	269	1,002

Severance pay

For the President and the Corporate Management the following applies. Severance payments are not payable if an employee resigns voluntarily, or if the employment is terminated as a result of flagrant disregard of responsibilities. An exception to this is if the notice of termination given by the employee is due directly to significant structural changes or other events that affect the content of work or the condition of the position. In such an instance,

SONY ERICSSON MOBILE COMMUNICATIONS

the notice is treated as if it were given by the Company and severance payments are made to the individual. Upon termination of employment, severance pay amounting to one years’ salary is normally paid. The severance payments will be paid out currently during agreed severance period.

Pension

Sony Ericsson’s policy regarding pension is to follow the competitive practice in the home country of the executive. For the president and corporate management there is in principal one pension plan in which the pension based salary is calculated on the fixed salary and a target value of the variable short-term incentive plan. The company pays to the capital insurance company on salary portions in excess of 20 base amounts (one base amount = SEK 39,700) a percentage of the executive’s total pension based salary, between 25 and 35 percent per year, depending on the age of the executive.

Long term incentive

Sony Ericsson operates a synthetic option plan for selected employees. The option price is determined on an annual basis by independent valuation and is approved by the Remuneration Committee of the Board. The options granted under the plan will vest in three years. Financial commitments’ resulting from the price trend of the synthetic options are reported amongst operating costs and the calculated future payments for such options have been expensed according to following;

	2006	2005	2004

Calculated future payments for synthetic option plan charged to operating costs	20,826	12,018	17,300

At 31 December 2006, a provision in the amount of TEUR 33,415 (TEUR 24,578) was established for payments under the synthetic options plan.

Wages and salaries by geographical area	2006	2005	2004

Europe* and
Middle East & Africa	224,702	179,713	151,167
North America	67,504	65,481	41,855
Latin America	4,267	3,698	2,624
China	26,041	16,296	13,664
Japan	58,369	55,534	52,285
Asia Pacific	9,673	7,215	7,077
Total	390,556	327,937	268,672
* Of which Sweden	157,416	121,605	96,899
* Of which EU excl. Sweden	35,122	37,720	38,093

SONY ERICSSON MOBILE COMMUNICATIONS

Number of employees

	2006		2005
	Men	Women	Men	Women

Europe * and
Middle East & Africa	2,245	842	1,967	748
North America	528	176	521	175
Latin America	41	16	32	13
China	942	1,168	590	441
Japan	839	205	776	183
Asia Pacific	102	71	90	63
Total	4,697	2,478	3,976	1,623
* Of which Sweden	1,696	593	1,473	551
* Of which EU excl. Sweden	395	163	363	131

Distribution of male and female for the Board of Directors and other persons in leading positions

	2006		2005
	Number on	whereof	Number on	whereof
	balance day	men	balance day	men

Consolidated (including subsidiaries)
Members of the board	86	91.9%	71	94.4%
Presidents and Executive Vice presidents	13	100%	12	100%
Parent Company
Members of the board	10	100%	10	100%
President and Executive Vice president	2	100%	2	100%

Absence due to illness for employees in Sweden

	Jan. 1 2006-	Jan. 1 2005-
	Dec. 31 2006	Dec. 31 2005

% of total ordinary worktime
Total absence due to illness	1.6	1.8
— long term absence due to illness	0.8	1.8
— absence due to illness for men	1.1	1.2
— absence due to illness for women	2.9	3.4
— employees — 29 years	0.8	0.9
— employees 30 — 49 years	1.7	2.0
— employees 50 years-	2.3	1.7

26.	Fees to auditors

	2006	2005	2004

PricewaterhouseCoopers
Audit fees	916	881	696
Fees for other services	897	1,291	1,083

Total	1,813	2,172	1,779

SONY ERICSSON MOBILE COMMUNICATIONS

27.	Financial risks

Foreign exchange risk — Transaction exposure

Sony Ericsson’s results are presented in EUR which is the reporting currency and the functional currency of the parent company. The group has sales and cost of sales in a large number of currencies. The company’s hedging activities are designed to mitigate the risk posed by exchange rate fluctuations over time between the EUR and these other currencies. The main part of the net exposure is concentrated to the parent company. The group’s currency exposures are hedged up to 6 months. The group’s net exposure is to 80% USD, JPY and GBP. The currency exposures are primarily hedged with forward contracts. The market value of derivatives not being used to revalue balance sheet items by December 31, 2006 was EUR -8.4 Million; all of these derivatives were forward contracts. Hence, these losses correspond to net gains in the underlying future sales and purchases during the hedged period.

Foreign exchange risk — Translation exposure

All equity in the groups companies is translated in accordance with the “current method” hence the translation exposure is taken directly in to equity in the balance sheet. This type of currency exposure is not hedged.

Interest rate risk

Sony Ericsson’s interest rate risk is primarily derived from cash and short term deposits, other balance sheet items are to a very small extent affected by shifts in the interest rate. Cash and short-term deposits, EUR 2 273 Million at year end, are primarily held in short and medium term money market funds with highest possible rating given the duration.

Credit Risk

Credit risk is divided into two categories; credit risk in trade receivables and financial credit risk.

Credit risk in Trade receivables The value of outstanding trade receivables were at year end EUR 1 653 Million. Provisions for expected losses at year end were EUR 4.4 Million. Over 59% of the trade receivables are towards countries with a country risk in the interval “negligible to moderate”.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. These exposures arise in the investments of cash and cash equivalents and from derivative positions with positive unrealized result against banks and other counterparties. Sony Ericsson mitigates these risks by investing cash in a well diversified portfolio of money market funds with the highest possible rating. Part of the liquidity is also deposited with a few chosen banks with the highest possible short-term rating. How much to be invested with each fund and bank is regulated in the policy.

Liquidity risk

The liquidity risk is that Sony Ericsson is unable to meet its short term payment obligations due to insufficient or illiquid cash reserves. At year end Sony Ericsson had a very large net cash position invested in liquid funds and very short deposits with banks. Sony Ericsson has decided to have a minimum cash level of 15% of annual turnover. The company’s net cash widely exceeds this requirement at year end.

28.	Reconciliation to accounting principles generally accepted in the United States

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Sweden for unlisted companies, applying the Swedish Accounting Standards Board’s (Bokföringsnämnden, BFN) recommendations and the Swedish Annual Accounts Act (ÅRL) (the “Swedish GAAP”), which differs in certain significant respects from the generally accepted accounting principles in the United States

SONY ERICSSON MOBILE COMMUNICATIONS

(“US GAAP”). Sony Ericsson Mobile Communication has reconciled its net income / loss and equity under Swedish GAAP to the accounting principles according to generally accepted principles in the United States.

The principle differences between Swedish GAAP and US GAAP that affect our net income, as well as our stockholders equity relate to the treatment of business combinations (negative goodwill) and synthetic option plan.

Business combinations — Negative Goodwill

Under both Swedish GAAP and US GAAP, when the fair value of net assets acquired exceeds total purchase price, the Company first assess whether all acquired assets and assumed liabilities have been properly identified and valued. Under Swedish GAAP, negative goodwill is not subject to amortization and any excess remaining after reassessment is recognized in income statement immediately. During 2004, a negative goodwill amounted to TEUR 3 717 was identified by the Company in connection with the acquisition of Beijing SE Putian Mobile Communications Co. Ltd (BMC), and it was recognized in income statement by the end of 2004.

Under US GAAP, the Company must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, all acquired assets (including research and development assets) are then subject to pro rata reduction, except for (1) financial assets other than investments accounted for by the equity method, (2) assets to be disposed of by sale, (3) deferred taxes, (4) prepaid assets relating to pension and other postretirement benefit plans, and (5) any other current assets. If all eligible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill must be recognized immediately as an extraordinary gain. A negative goodwill was identified by the Company amounted to TEUR 3,717, and it was recognized in income statement by the end of 2004. All adjustments according to US GAAP are specified in this report (see separate information for adjustments).

Provision for social security cost on synthetic option plan

Under Swedish GAAP, the Company accrues social security costs for the synthetic option plan during the vesting period. Under US GAAP, no social security cost is recorded until the options are exercised or matching of the options takes place, which increases net income by TEUR 1,472 (TEUR 906 in 2005).

Deferred Income Taxes

Deferred tax is calculated on US GAAP adjustments and the US GAAP balance sheet reflects the gross recognition of deferred tax assets and liabilities.

Non-current and current assets

Swedish GAAP requires deferred tax assets to be classified as non-current assets on the balance sheet. Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, shall be classified according to the expected reversal date of the temporary difference. The balance sheet shows a difference in non-current and current assets between Swedish GAAP and US GAAP which relates to the classification of deferred tax assets.

Adjustment of net income, comprehensive income, equity and balance sheet items

Application of US GAAP as described above would have had the following effects on consolidated net income.

SONY ERICSSON MOBILE COMMUNICATIONS

Adjustment of Net Income

	2006	2005

Net income per Swedish GAAP	997,319	350,342
US GAAP adjustments before taxes:
Business Combination	918	918
Synthetic Option Plan	1,472	906
Tax effect of US GAAP adjustment	(522)	(364)

Net income in accordance with US GAAP	999,186	351,802

Comprehensive income

	2006	2005

Net income in accordance with US GAAP	999,186	351,802
Other comprehensive income Gain/loss on cash flow hedges	(9,544)	2,260
Translation adjustment	(32,561)	24,694
Deferred tax	2,499	(636)
Total other comprehensive income	(39,605)	26,318

Comprehensive income in accordance with US GAAP	959,581	378,119

Adjustments of of stockholders’ equity

	2006	2005

Equity as reported per Swedish GAAP	1,780,609	1,069,895

US GAAP adjustments before taxes:
Business Combination	(964)	(1,882)
Synthetic Option Plan	2,377	906
Deferred tax effect of US GAAP adjustment	(550)	(28)

Stockholders’ equity in accordance with US GAAP	1,781,472	1,068,891

Balance sheet

Balance sheet items according to Swedish GAAP and US GAAP:

	Swedish GAAP		US GAAP
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2006	2005	2006	2005

Non-current assets	468,677	273,749	328,207	230,638
Current assets	4,672,681	2,873,459	4,811,636	2,914,660

Total Assets	5,141,358	3,147,208	5,139,844	3,145,298

Stockholders equity	1,780,609	1,069,895	1,781,472	1,068,891
Minority interest	45,148	46,488	45,148	46,488
Provisions	440,635	313,730	440,635	313,730
Non-current liabilities	677	1,031	677	1,031
Current liabilities	2,874,289	1,716,064	2,871,912	1,715,158

Total stockholders’ equity and liabilities	5,141,358	3,147,208	5,139,844	3,145,298

SONY ERICSSON MOBILE COMMUNICATIONS

Multi-employer plan

The Swedish ITP pension plan financed through insurance with Alecta is a multi-employer plan defined by Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions, and therefore it is accounted for as a defined contribution plan.

Report of Independent Auditors

To the Shareholders of Sony Ericsson Mobile Communications AB

We have audited the accompanying consolidated balance sheets of Sony Ericsson Mobile Communications AB and its subsidiaries as of December 31, 2006 and December 31, 2005 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sony Ericsson Mobile Communications AB and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

/s/ PricewaterhouseCoopers AB

Stockholm, June 17, 2007