Form 20-F
period 2008-03-31
SONY CORP
filed 2008-06-23
CIK 313838

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from/to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number 1-6439

Sony Kabushiki Kaisha
(Exact Name of Registrant as specified in its charter)

SONY CORPORATION
(Translation of Registrant’s name into english)

Japan
(Jurisdiction of incorporation or organization)

7-1, KONAN 1-CHOME, MINATO-KU,
TOKYO 108-0075 JAPAN
(Address of principal executive offices)

Samuel Levenson, Senior Vice President, Investor Relations

Sony Corporation of America
550 Madison Avenue
New York, NY 10022
Telephone: 212-833-6722, Facsimile: 212-833-6938
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares*	New York Stock Exchange
Common Stock**	New York Stock Exchange

*	American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents one share of Common Stock.

**	No par value per share Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

	Outstanding as of
	March 31, 2008	March 28, 2008
Title of Class	(Tokyo Time)	(New York Time)
Common Stock	1,003,427,768
American Depositary Shares		162,804,647

Indicate by check mark if the registrant is a well-seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑      No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐      No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑      No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer” and ‘‘large accelerated filer” in Rule 12b-2 of the Exchange Act.

☑ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐      Item 18 ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐      No ☑

Cautionary Statement

Statements made in this annual report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business reorganization activities in its Electronics segment; (vi) Sony’s ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony’s ability to maintain product quality (particularly in the Electronics and Game segments); (ix) the success of Sony’s joint ventures and alliances; (x) the outcome of pending legal and/or regulatory proceedings; (xi) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful Asset Liability Management in the Financial Services segment; and (xii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment. Risks and uncertainties also include the impact of any future events with material adverse impacts.

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

In this document, Sony Corporation and its consolidated subsidiaries are together referred to as “Sony.” In addition, sales and operating revenue are referred to as “sales” in the narrative description except in the consolidated financial statements.

As of March 31, 2008, Sony Corporation had 991 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method with respect to its 63 affiliated companies.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

Selected Financial Data

	Fiscal Year Ended March 31
	2004		2005		2006		2007		2008
	(Yen in millions, Yen per share amounts)

Income Statement Data:
Sales and operating revenue	7,530,635		7,191,325		7,510,597		8,295,695		8,871,414
Operating income	133,146		145,628		226,416		71,750		374,482
Income before income taxes	144,067		157,207		286,329		102,037		466,317
Income taxes	52,774		16,044		176,515		53,888		203,478
Income before cumulative effect of accounting changes	90,628		168,551		123,616		126,328		369,435
Net income	88,511		163,838		123,616		126,328		369,435
Data per Share of Common Stock:
Income before cumulative effect of accounting changes
— Basic	98.26		180.96		122.58		126.15		368.33
— Diluted	89.03		162.59		116.88		120.29		351.10
Net income
— Basic	95.97		175.90		122.58		126.15		368.33
— Diluted	87.00		158.07		116.88		120.29		351.10
Cash dividends declared
Interim	12.50		12.50		12.50		12.50		12.50
	(11.37 cents	)	(12.12 cents	)	(10.36 cents	)	(10.78 cents	)	(11.26 cents	)
Fiscal year-end	12.50		12.50		12.50		12.50		12.50
	(11.26 cents	)	(11.29 cents	)	(11.04 cents	)	(10.24 cents	)	(11.92 cents	)
Depreciation and amortization*	366,269		372,865		381,843		400,009		428,010
Capital expenditures (additions to fixed assets)	378,264		356,818		384,347		414,138		335,726
Research and development costs	514,483		502,008		531,795		543,937		520,568
Balance Sheet Data:
Net working capital	381,140		746,803		569,296		994,871		986,296
Long-term debt	777,649		678,992		764,898		1,001,005		729,059
Stockholders’ equity	2,378,002		2,870,338		3,203,852		3,370,704		3,465,089
Total assets	9,090,662		9,499,100		10,607,753		11,716,362		12,552,739
Number of shares issued at fiscal year-end (thousands of shares of common stock)	926,418		997,211		1,001,680		1,002,897		1,004,443
Stockholders’ equity per share of common stock	2,563.67		2,872.21		3,200.85		3,363.77		3,453.25

* Depreciation and amortization includes amortization expenses for intangible assets and deferred insurance acquisition costs.

	Average*	High	Low	Period-End
	(Yen)

Yen Exchange Rates per U.S. Dollar:
Fiscal year ended March 31
2004	113.07	120.55	104.18	104.18
2005	107.49	114.30	102.26	107.22
2006	113.15	120.93	104.41	117.78
2007	116.92	121.81	110.07	117.56
2008	114.31	124.09	96.88	99.85
2008
January	—	109.70	105.42	106.74
February	—	108.15	104.19	104.19
March	—	103.99	96.88	99.85
April	—	104.56	100.87	104.53
May	—	105.52	103.01	105.46
June (through June 19)	—	108.19	104.41	107.95

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 19, 2008 was 107.95 yen = 1 U.S.dollar.

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

4.	Effective April 1, 2006, Sony adopted FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”). This statement requires the use of the fair value based method of accounting for employee stock-based compensation and eliminates the alternative to use the intrinsic value method prescribed by Accounting Principle Board Opinion (“APB”) No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. Sony had accounted for its employee stock-based compensation in accordance with the provisions prescribed by APB No. 25 and its related interpretations and had disclosed the net effect on net income and EPS allocated to the common stock as if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation as described in Note 2 to the consolidated financial statements, “Significant accounting policies — Stock-based compensation.” Sony has elected the modified prospective method of transition prescribed in FAS No. 123(R), which requires that compensation expense be recorded for all unvested stock acquisition rights as the requisite service is rendered beginning with the first period of adoption. As a result of the adoption of FAS No. 123(R), Sony’s operating income decreased by 3,670 million yen for the fiscal year ended March 31, 2007.

5.	In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of FAS No. 133 and FAS No. 140. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal year beginning after September 15, 2006, with earlier adoption permitted as of the beginning of the fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. Sony early adopted FAS No. 155 on April 1, 2006. As a result of the adoption of FAS No. 155, Sony’s operating income increased by 3,828 million yen for the fiscal year ended March 31, 2007. Additionally, on April 1, 2006, Sony recognized a net charge of 3,785 million yen (net of income taxes of 2,148 million yen) as a cumulative-effect adjustment to beginning retained earnings, which consisted of 1,754 million yen (net of income taxes of 996 million yen) of gross gains and 5,539 million yen (net of income taxes of 3,144 million yen) of gross losses.

6.	In September 2006, the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” an amendment to FASB Statements No. 87, 88, 106 and 132(R). FAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit pension and other postretirement benefit plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. FAS No. 158 was adopted by Sony in the financial statements for the year ended March 31, 2007. FAS No. 158 also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for years ending after December 15, 2008. Sony expects to adopt the measurement provisions of FAS No. 158 effective March 31, 2009. The impact of adopting FAS 158 was a 9,508 million yen reduction in accumulated other comprehensive income. Refer to Note 14 to the consolidated financial statements, “Pension and severance plans,” for further details.

7.	In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Sony adopted FIN No. 48 effective April 1, 2007. As a result of the adoption of FIN No. 48, a charge against beginning retained earnings totaling 4,452 million yen was recorded. As of April 1, 2007, total unrecognized tax benefits were 223,857 million yen, of which 129,632 million yen, if recognized, would affect Sony’s effective tax rate.

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

Sony’s Electronics segment produces consumer products that compete against products sold by an increasing number of competitors on the basis of several factors including price. In order to produce products that appeal to changing and increasingly diverse consumer preferences, and to overcome the fact that a relatively high percentage of consumers already possess products similar to those that Sony offers, Sony’s Electronics and Game segments must develop superior technology, anticipate consumer tastes and rapidly develop attractive products. In the Electronics segment, Sony faces increasingly intense pricing pressure and shorter product cycles in a variety of consumer product categories. Sony’s sales and operating income depend on Sony’s ability to continue to develop efficiently and offer Electronics and Game products at competitive prices that meet changing and increasingly diverse consumer preferences. If we are unable to effectively anticipate and counter the price erosion that frequently accompanies our products, or if the average selling prices of our products decrease faster than we are able to reduce our manufacturing costs, our gross margins will decrease and our results of operations and financial condition may be negatively impacted.

To remain competitive and stimulate customer demand, Sony must successfully manage frequent product and service introductions and transitions.

Due to the highly volatile and competitive nature of the PC, consumer electronics and mobile communication industries, Sony must continually introduce new products, services and technologies, enhance existing products and services, and effectively stimulate customer demand for new and upgraded products and services. The success of new product and service introductions depends on a number of factors, including timely and successful completion of development efforts, market acceptance, Sony’s ability to manage the risks associated with new products and production ramp-up issues, the availability of application software for new products, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of products in appropriate quantities and costs to meet anticipated demand, and the risk that new products and services may have quality or other defects in the early stages of introduction. Accordingly, Sony cannot determine in advance the ultimate effect that new product introductions and transitions will have on financial condition and operating results.

Sony is subject to competition from firms that may be more specialized or have greater resources.

Sony has several business segments in different industries and has many product categories within the Electronics segment, which causes it to face a broad range of competitors ranging from large international companies to highly specialized entities that are focused on only a few businesses. As a result, Sony may not fund or invest in certain of its businesses to the same degree that its competitors do, and these competitors may have greater financial, technical, and marketing resources available to them than the businesses of Sony. Sony’s financial services businesses may not be able to compete effectively, especially against established competitors with greater financial, marketing and other resources.

Sony’s investments in research and development may not yield the results expected.

Sony’s businesses, particularly the Electronics and Game segments, operate in intensely competitive markets characterized by changing consumer preferences and rapid technological innovation. Due to technological innovation and ease of imitation, new products tend to become standardized rapidly, leading to intense competition and price declines. In order to strengthen the competitiveness of its products in this environment, Sony is continuing to invest heavily in research and development. However, these investments in research and development may not yield the results expected, hindering Sony’s ability to commercialize in a timely manner new and competitive products that meet the needs of the market, which consequently, may negatively impact Sony’s results.

Sony may not be able to recoup the large capital expenditures or investments it makes to increase production capacity.

Sony continues to invest heavily in production equipment in the Electronics segment. Sony also invests in production-related joint ventures. One recent example is the investment Sony and Samsung Electronics Co., Ltd. (“Samsung”) made in connection with 8th generation production capacity for amorphous thin film transistor (“TFT”) LCD panel production, following investments in 7th generation production capacity, at S-LCD Corporation (“S-LCD”), a joint venture of the two companies. The accumulated total amount of the investment in S-LCD by Sony and Samsung for 7th and 8th generation production capacity is approximately 400 billion yen (approximately 50 percent of which was contributed by Sony). Sony may not be able to recover these capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect Sony’s mid-term profitability. (Refer to “Electronics” section of “Trend Information” in “Item 5. Operating and Financial Review and Prospects.”)

Sony’s utilization of joint ventures and alliances within strategic business areas may not be successful.

During the last several years Sony has moved increasingly toward the establishment of joint ventures and strategic alliances in order to supplement or replace functions that were previously performed by divisions of Sony Corporation or wholly-owned subsidiaries.

Sony currently has investments in several joint ventures, including Sony Ericsson Mobile Communications, AB, S-LCD and SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”). In February 2008, Sony and Sharp signed a non-binding memorandum of intent to establish a joint venture to manufacture 10th generation amorphous TFT LCD panels and modules. If Sony and its partners are not able to reach their common financial objectives successfully, Sony’s financial performance as a whole may be adversely affected. Sony’s financial performance may also be adversely affected temporarily or in the short- and medium-term during the investment period of alliances, joint ventures and strategic investments even if Sony and its partners remain on course to achieve their common objectives.

Sony may not adequately manage the growing number of joint ventures and strategic alliances, and, in particular, may not deal effectively with the legal and cultural differences that can arise in such relationships or changes in the relationships with or financial status of partners. In addition, by participating in joint ventures or strategic alliances, Sony may encounter conflicts of interest, may not maintain sufficient control over the joint venture or strategic alliance, including over cash flow, and may be faced with an increased risk of the loss of proprietary technology or know-how. Sony’s reputation could be harmed by the actions or activities of a joint venture that uses the Sony brand.

Sony’s business reorganization efforts are costly and may not attain their objectives.

Sony implemented restructuring initiatives in relation to its mid-term corporate strategy for the three fiscal years ended March 31, 2008 that focused on the reduction of the number of business categories and product models, the rationalization of manufacturing sites, streamlining of administrative and headquarter functions, and the sale of non-core assets. In association with these restructuring initiatives, 138.7 billion yen, 38.8 billion yen and 47.3 billion yen of restructuring charges were recorded for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. Sony anticipates the recording of approximately 20 billion yen of restructuring charges for the fiscal year ending March 31, 2009.

Restructuring charges are recorded in cost of sales, selling, general and administrative expenses and loss on sale, disposal or impairment of assets, net and thus decrease Sony’s consolidated operating and net income. Moreover, due to internal or external factors, the improved efficiencies and projected cost savings may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to the worsening of market conditions beyond expectations. Such possible internal factors could include, for example, a decision to implement new restructuring initiatives not already planned or a decision to increase research and development outlays or other expenditures beyond currently projected levels, either of which might increase total costs. Possible external factors could include, for example, increased burdens from regional labor regulations and labor union agreements that could prevent Sony from executing its restructuring initiatives as planned. Therefore, such reorganizations may not result in improved efficiency, increased ability to respond to market changes or the reallocation of resources to more profitable activities. The inability to fully and successfully implement restructuring programs may cause Sony to have insufficient financial resources to carry out its research and development plans and to invest in targeted growth areas for its businesses.

Foreign exchange rate fluctuations can affect financial results because a large portion of Sony’s sales and assets are denominated in currencies other than the yen.

Sony’s consolidated statements of income are prepared from the local currency-denominated financial results of Sony Corporation’s subsidiaries around the world, which are then translated into yen at the monthly average currency exchange rate. Sony’s consolidated balance sheets are prepared using the local currency-denominated assets and liabilities of Sony Corporation’s subsidiaries around the world, which are translated into yen at the market exchange rate at the end of each financial period. A large proportion of Sony’s consolidated financial results, assets and liabilities is accounted for in currencies other than the Japanese yen. For example, only 23.2 percent of Sony’s sales and operating revenue in the fiscal year ended March 31, 2008 were originally recorded in Japan. Accordingly, Sony’s consolidated financial results and the assets and liabilities in Sony’s businesses that operate internationally, principally in its Electronics, Game and Pictures segments, may be materially affected by changes in the exchange rates of foreign currencies when translating into Japanese yen. Foreign exchange rate fluctuations may have a negative impact on Sony’s results in the future, especially if the yen strengthens significantly against the U.S. dollar, the euro or other foreign currencies.

Foreign exchange fluctuations can affect Sony’s results of operations due to sales and expenses in different currencies.

Exchange rate fluctuations affect Sony’s operating profitability because many of Sony’s products are sold in countries other than the ones in which they were manufactured. The concentration of research and development, administrative functions and manufacturing activities within the Electronics segment in Japan, makes this segment particularly sensitive to the yen’s appreciation as the ratio of yen-denominated costs to total costs is higher than the ratio of yen-denominated revenue to total revenue. Volatile mid- to long-term changes in exchange rate levels may interfere with Sony’s global allocation of resources and hinder Sony’s ability to engage in research and development, procurement, production, logistics, and sales activities in a manner that is profitable after the effect of such exchange rate changes.

Although Sony hedges most of the net foreign currency exposure resulting from import and export transactions shortly before they are projected to occur, such hedging activity cannot entirely eliminate the risk of adverse exchange rate fluctuations.

Sony must efficiently manage its procurement of parts, the market conditions for which are volatile, and control its inventory of products and parts, the demand for which is volatile.

In the Electronics and Game segments, Sony places orders for components, determines production and plans inventory in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict. Sony consumes a tremendous volume of parts and components such as semiconductors and LCD panels for its products. Consequently, market fluctuations may cause a shortage of parts and components, and may affect Sony’s production or the cost of goods sold, as could price fluctuations of the underlying raw or basic materials. In the past, for example, Sony has experienced both a shortage of certain semiconductors, which resulted in Sony’s inability to meet demand for its PCs and audio visual products, as well as a surplus in certain other semiconductors that resulted in the recognition of losses when semiconductor prices fell.

Sony’s profitability may also be adversely affected by inventory adjustments that, as a result of efforts to reduce inventory by adjusting production or by reducing the price of finished goods, will lead to an increase in the ratio of cost of sales to sales. Sony writes down the value of its inventory when components or products have become obsolete, when inventory exceeds the amount expected to be used, or when the value of the inventory is otherwise recorded at a higher value than net realizable value. Such inventory adjustments have had and, if Sony is not successful in managing its inventory in the future, will have a material adverse effect on Sony’s operating income and profitability. (For more information on sources of supply refer to “Sources of Supply” in “Item 4. Information on the Company.”)

Sony’s sales and profitability are sensitive to economic and other trends in Sony’s major markets.

A consumer’s decision to purchase products such as those offered by Sony is discretionary to a very significant extent. Accordingly, weakening economic conditions or outlook can reduce consumption in any of Sony’s major markets, causing material declines in Sony’s sales and operating income. In the fiscal year ended March 31, 2008, 23.2 percent, 25.1 percent and 26.2 percent of Sony’s sales and operating revenue were attributable to Japan, the U.S. and Europe, respectively. If economic conditions in Japan, the U.S. or Europe deteriorate, or if the effects of international political and military instability or natural disasters depress consumer confidence, Sony’s short- to mid-term sales and profitability may be significantly adversely affected. In addition, since Sony’s sales in Other Areas are growing, its sales and profitability may also be affected by future political, economic and military uncertainties surrounding those areas.

Sony is subject to the risks of operations in different countries.

Most of Sony’s activities are conducted outside of Japan, and international operations bring challenges. For example, in the Electronics and Game segments, production and procurement of products and parts in Asian countries such as China are increasing, and this creates a risk that production and shipping of products and parts could be interrupted by a natural disaster or pandemic in the region, similar to the spread of Severe Acute Respiratory Syndrome (“SARS”). In addition, production of electronics products in China and other Asian countries increases the time necessary to supply products to Europe and the U.S., which can make it more difficult to meet changing customer demand. Further, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as cultural and religious conflicts, non-compliance with expected business conduct, unexpected legal or regulatory changes such as foreign exchange, import or export controls, nationalization of assets or restrictions on the repatriation of returns from foreign investments and the lack of adequate infrastructure. As emerging markets are becoming increasingly important in our operations, the above mentioned risks are also expected to grow and could have an adverse impact on our financial condition and operating results.

The large-scale investment required during the development and introductory period of a new gaming platform may not be fully recovered.

Within the Game segment, developing and providing products that maintain competitiveness over an extended life-cycle requires large-scale investment relating to research and development, particularly during the development and introductory period of a new platform. In the past, large-scale investment relating to capital expenditures and research and development for the manufacture of key components, including semiconductors supplied for PLAYSTATION®3 (“PS3”), was also recorded within the Electronics segment. Moreover, it is particularly important in the Game segment that these products are provided to consumers at competitive prices to ensure the favorable market penetration of the platform. Should the platform fail to achieve such favorable market penetration, there is a risk that this investment, or a part thereof, will not be recouped, resulting in a significant negative impact on Sony’s profitability. In addition, even if Sony is able to sufficiently recoup its investment, significant negative impact on Sony’s operating results could occur during the introductory period of the platform. Further, even if the platform is ultimately successful, it may take longer than expected to recoup the investment, resulting in a negative impact on Sony’s profitability.

An example of such a significant negative impact during the introductory period of a platform are PS3-related charges that resulted in losses of 232.3 billion yen and 124.5 billion yen within the Game segment for the fiscal years ended March 31, 2007 and 2008, respectively. These losses arose from the strategic pricing of PS3 hardware at points lower than its production cost. (Refer to “Electronics” section of “Trend Information” and “Game” section of “Operating Performance by Business Segment” at “Operating Results” in “Item 5. Operating and Financial Review and Prospects.”)

Sony’s Game and Electronics segments are particularly sensitive to year-end holiday season demand.

Since the Game segment offers a relatively small range of hardware products (including PlayStation®2, PSP® (PlayStation®Portable), and PS3) and a significant portion of overall demand is weighted towards the year-end holiday season, factors such as changes in the competitive environment, changes in market conditions, delays in the release of highly anticipated software titles and insufficient supply of hardware during the year-end holiday season can negatively impact the financial performance of both the Game and the Electronics segments. The Electronics segment is also dependent upon year-end holiday season demand and, to a lesser extent than the Game segment, is susceptible to weak sales as well as supply shortages that may prevent it from meeting demand for its products during this season.

The sales and profitability of Sony’s Game segment depends on the penetration of its gaming platforms, which is sensitive to software line-ups, including software produced by third parties.

In the Game segment, the penetration of gaming platforms is a significant factor driving sales and profitability, which may be affected by the ability to provide customers with sufficient software line-ups, including software produced by third parties. Software line-ups affect not only software sales and profitability, as in many other content businesses, but also affect the penetration of gaming platforms, which can affect hardware sales and profitability.

Operating results for Sony’s Pictures segment vary according to the cost of productions, customer acceptance, timing of releases or syndication sales, and competing products.

Operating results for the Pictures segment’s motion picture and television productions can materially fluctuate depending primarily upon the cost of such productions and acceptance of such productions by the public, both of which are difficult to predict, as well as the timing of new motion picture releases and the syndication of television productions. In addition, the commercial success of the Pictures segment’s motion picture and television productions depends upon the public’s acceptance of other competing productions, and the availability of alternative forms of entertainment and leisure activities.

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

Sony’s Financial Services segment operates in highly regulated industries and new rules, regulations and regulatory initiatives by government authorities could adversely affect the flexibility of its business operation.

Sony’s Financial Services segment operates in industries subject to comprehensive regulation and supervision, including the Japanese insurance and banking industries. Future developments or changes in laws, regulations or policies and their effects are unpredictable and could lead to increased compliance expenses or limitations on operations. For example, Japan’s Financial Services Agency (“FSA”) has recently strengthened its regulatory supervision relating to non-payment of insurance claims. The FSA requires all life and non-life insurance companies to perform and report on the results of a systematic review of non-payment of insurance claims. Based on the results of such review, the FSA has issued business improvement orders and other administrative sanctions to non-life insurance companies, and it is considering issuing certain administrative sanctions to life insurance companies. Compliance with multiple regulatory regimes is challenging and, due to our common branding strategy, compliance failures in any of our businesses within our Financial Services segment could have a negative impact on the overall business reputation of the Financial Services segment.

Declines in the value of equity securities could have a material adverse impact on the financial results of Sony’s Financial Services segment.

In the Financial Services segment, Sony Life Insurance Co., Ltd. (“Sony Life”) holds both convertible bonds and equity securities. The convertible bonds are required to be marked to market at the end of each accounting period on the income statement under U.S. generally accepted accounting principles. Declines in equity prices, such as those due to recent problems in the United States residential mortgage market that have resulted in large fluctuations in global equity prices, may result in valuation losses on the convertible bonds as well as impairment losses on the equity securities held by Sony Life.

Changes in interest rates may significantly affect Sony’s Financial Services segment’s financial condition and results.

We engage in asset liability management (“ALM”) in an effort to manage the investment assets within the Financial Services segment in a manner appropriate to our liabilities, which arise from both the insurance policies we underwrite in both our life insurance and non-life insurance businesses and the deposits, borrowings and other liabilities in our banking business. ALM considers the long-term balance between assets and liabilities in an effort to ensure stable returns. Any failure to appropriately conduct our ALM activities, or any significant changes in market conditions beyond what our ALM could reasonably address, could have a material adverse effect on the financial condition and results of operations of our Financial Services segment. In particular, because Sony Life’s liabilities to policyholders generally have longer durations than its investment assets, lower interest rates tend to reduce yields on Sony Life’s investment portfolio while premiums remain generally unchanged on outstanding policies. As a result, Sony Life’s profitability and long-term ability to meet policy commitments could be materially and adversely affected.

The investment portfolio within Sony’s Financial Services segment exposes Sony to a number of additional risks other than the risks related to declines in the value of equity securities and changes in interest rates.

In Sony’s Financial Services segment, generating stable investment income is important to our operations and we invest in a variety of asset classes, including Japanese government and corporate bonds, foreign government and corporate bonds, Japanese stocks, loans and real estate. In addition to risks related to changes in interest rates and the value of equity securities, the Financial Services segment’s investment portfolio exposes Sony to a variety of other risks, including foreign exchange risk, credit risk and real estate investment risk, any or all of which may have an adverse effect on the financial condition and results of operations of our Financial Services segment.

Differences between actual and assumed policy benefits and claims may require Sony’s Financial Services segment to increase policy reserves in the future.

Sony’s life insurance and non-life insurance businesses establish policy reserves for future benefits and claims based on regulatory guidelines and estimates of future payment obligations made by qualified actuaries. These reserves are calculated based on many assumptions and estimates, including the frequency and timing of the event covered by the policy, the amount of benefits or claims to be paid and the investment returns on the assets these businesses purchase with the premiums received. These assumptions and estimates are inherently uncertain, and we cannot determine with precision the ultimate amounts that we will be required to pay for, or the timing of payment of, actual benefits and claims or whether the assets supporting the policy liabilities will grow at the level we assume prior to the payment of benefits or claims. The frequency and timing of the event covered by the policy and the amount of benefits or claims to be paid are subject to a number of risks and uncertainties, many of which are outside of our control, including:

•	changes in trends underlying our assumptions and estimates, such as mortality and morbidity rates;

•	the availability of sufficient reliable data and our ability to correctly analyze the data;

•	our selection and application of appropriate pricing and rating techniques; and

•	changes in legal standards, claim settlement practices and medical care expenses.

If the actual experience of our insurance businesses is less favorable than our assumptions or estimates, our policy reserves may be inadequate. In addition, any changes in regulatory guidelines or standards with respect to the required level of policy reserves may require that we establish policy reserves based on more stringent assumptions, estimates or actuarial calculations. Such events could result in a need to increase provisions for policy reserves, which may have a significant adverse effect on the financial condition and results of operations of the Financial Services segment.

Sony’s music business, including its investment in SONY BMG, and the Pictures segment are subject to digital piracy, which may become increasingly prevalent with the development of new technologies.

The development of digital technology has created new risks with respect to Sony’s ability to protect its copyrights in its music business, including its investment in SONY BMG, as well as in the Pictures segment. Advances in technology that enable the transfer and downloading of digital audio and video files from the Internet without authorization from the owners of rights to such content threaten the conventional copyright-based business model by making it easier to create and redistribute unauthorized audio and video files. These technological advances include new digital devices such as hard disk drive video and audio recorders, CD, DVD, and Blu-ray Disctm recorders and peer-to-peer digital distribution services. Such unauthorized distribution has adversely affected sales and operating income within the music business, and returns from Sony’s investment in SONY BMG, and threatens to adversely affect sales and operating income in the Pictures segment. As a result, Sony has incurred and will continue to incur expenses to develop new services for the authorized digital distribution of music, movies and television programs and to combat unauthorized digital distribution of its copyrighted content. These initiatives will increase Sony’s near-term expenses and may not achieve their intended result.

Sony’s music business and Sony’s investment in SONY BMG are dependent on establishing new artists, and together with Sony’s Pictures segment are subject to increases in talent-related costs.

The success of Sony’s music business and Sony’s investment in SONY BMG is highly dependent on establishing artists that appeal to customers, and the competition with other entertainment companies for such talent is intense. If the music business and SONY BMG are unable to find and establish new talented artists, sales, operating income and the returns from Sony’s investment in SONY BMG may be adversely affected. In addition, with respect to the music business and the Pictures segment, as well as SONY BMG, Sony has experienced and may continue to experience significant increases in talent-related spending.

SONY BMG may be subject to renewed judicial review by the European Court.

In August 2004, Sony combined its recorded music business outside of Japan with the recorded music business of Bertelsmann AG, forming SONY BMG, after receiving antitrust approval from, among others, the European Commission. On December 3, 2004, Impala, an international association of 2,500 independent recorded music companies, appealed the European Commission’s clearance decision to the EU Court of First Instance (“CFI”). On July 13, 2006, the CFI annulled the Commission’s decision to allow the merger to go forward, requiring the Commission to re-examine the transaction. In October 2006, Sony Corporation of America and Bertelsmann AG filed an appeal of the CFI’s judgment to the Court of Justice of the European Communities (“ECJ”). The ECJ is scheduled to render judgment on that appeal on July 10, 2008. On October 3, 2007, following its re-examination of the merger, the Commission rendered a second clearance decision reaffirming the conclusion reached in 2004 that the transaction raised no competition concerns. That decision may be appealed to the CFI until June 26, 2008 and on June 16, 2008 Impala announced it had filed an appeal. If the ECJ were to affirm the CFI’s judgment annulling the Commission’s original clearance decision and the CFI (and upon a further appeal, the ECJ) were to annul that second clearance decision, then, should the Commission following a further investigation reverse the position it had taken in 2004 and 2007, the previously combined company could be forced to unwind the merger in whole or in part. In such circumstance, Sony might incur significant costs and might not be able to achieve its objectives with respect to its recorded music business.

Sony may not be successful in implementing its hardware, software and content integration strategy.

Sony believes that utilizing broadband networks to facilitate the integration of hardware, software and content is essential for differentiating itself in the marketplace. Sony also believes that this strategy will eventually lead to consistent revenue streams. However, this strategy depends on the development (both inside and outside of Sony) of certain network technologies, coordination among Sony’s various business units, and the standardization of technological and interface specifications across business units and within industries. If Sony is not successful in implementing this strategy, it could adversely affect Sony’s competitiveness and profitability.

Sony’s physical facilities and information systems are subject to damage as a result of disasters, outages, malfeasance or similar events.

Sony’s headquarters, some of Sony’s major data centers and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the possibility of disaster or damage from earthquakes is generally higher than in other parts of the world. In addition, Sony’s offices and facilities, including those used for research and development, material procurement, manufacturing, motion picture and television program production, logistics, sales and services are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of any number of unexpected events. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it could disrupt Sony’s operations, delay production, shipments and recording revenue, and result in large expenses to repair or replace these facilities or offices. In addition, as network and information systems have become increasingly important to Sony’s operating activities, network and information system shutdowns caused by unforeseen events such as power outages, disasters, terrorist attacks, hardware or software defects, computer viruses and computer hacking pose increasing risks. Although Sony is developing counter-measures, such events could result in the disruption of Sony’s operations, delay production, shipments and recognition of revenue, and result in large expenditures necessary to repair or replace such network information systems.

Sony’s reputation and business could be harmed and Sony could be subject to legal claims if there is loss, disclosure or misappropriation of our customers’ personal information or other breaches of our security.

Sony makes extensive use of online services and centralized data processing, including through third-party service providers, particularly in the Financial Services segment. The secure maintenance and transmission of confidential information is a critical element of Sony’s operations. Sony’s customers’ personal information may be lost or disclosed or taken without customer’s consent. In addition, Sony’s information technology and other systems, or those of service providers or strategic business partners, may be compromised. If we lose customers’ personal information or if a malicious third party were to penetrate the network security of Sony, Sony’s business partners or service providers to misappropriate or acquire customers’ personal information, or if there were an advertent or inadvertent loss, disclosure or misappropriation of customers’ personal information by Sony employees, Sony’s reputation could be damaged and Sony could be subject to lawsuits or claims.

Any loss, disclosure or misappropriation of customers’ personal information or other breach of our security would likely have a serious impact on our reputation and could have a significant adverse effect on our businesses and our results of operations.

Sony is subject to financial and reputational risks due to product quality and liability issues.

Sony products, such as software and electronic devices including semiconductors are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur, and as demand increases for digital equipment. At the same time, product quality and liability issues present greater risks. Sony’s efforts to manage the rapid advancements in technologies and increased demand, as well as to control product quality, may not be successful. If they are not, Sony may incur expenses in connection with, for example, product recalls, after-sales service and lawsuits, and Sony’s brand image and reputation as a producer of high-quality products may suffer. These issues are not only relevant to the final Sony products that are sold directly to customers but also to the final products of other companies that are equipped with Sony’s components, such as the semiconductors mentioned above. An example of these issues is the recording of a 51.2 billion yen provision during the fiscal year ended March 31, 2007 that related to the recalls by Dell Inc., Apple Inc. and Lenovo, Inc. of notebook computer battery packs that use lithium-ion battery cells manufactured by Sony as well as the subsequent global replacement program initiated by Sony for certain notebook computer battery packs used by Sony and several other notebook computer manufacturers that use lithium-ion battery cells manufactured by Sony. (A portion of the provision totaling 15.7 billion yen was reversed in the current fiscal year based on the actual results of recalls and replacements as compared to our original estimates. Refer to “Performance by Product Category” for “Electronics” within “Operating Results for the Fiscal Year Ended March 31, 2008” in “Item 5. Operating and Financial Review and Prospects.”)

Sony may be adversely affected by its employee benefit obligations.

Sony recognizes the unfunded pension obligation as consisting of the (i) Projected Benefit Obligation (“PBO”) less (ii) the fair value of pension plan assets. Actuarial gains and losses are included in pension expenses in a systematic manner over employees’ average remaining service periods in a manner consistent with FAS No. 87, “Employers’ Accounting for Pensions,” FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” and the related amendments to those standards. Any decrease of the pension asset value due to low returns from investments or increases in the PBO due to a lower discount rate, increases in rates of compensation and certain other actuarial assumptions would increase the unfunded pension obligations, and could, subject to the provisions of FAS No. 87, result in an increase in pension expenses recorded as cost of sales or as a selling, general and administrative expense. (Refer to Note 14 of the notes to the consolidated financial statements for more information regarding Sony’s pension and severance plans. Also refer to “Critical Accounting Policies” in “Item 5. Operating and Financial Review and Prospects.”)

Most pension assets and liabilities recognized on Sony’s consolidated balance sheets relate to Japanese plans, which are subject to the Japanese Defined Benefit Corporate Pension Plan Act pursuant to which Sony is required to meet certain financial criteria including periodic actuarial revaluation and annual settlement of gains or losses of the plan. In the eventuality that the actuarial reserve required by law exceeds the fair value of pension assets, Sony may be required to make an additional contribution to the plan, which would reduce consolidated cash flow. Similarly, if Sony is required to make an additional contribution to each foreign plan to meet any funding requirements in accordance with local laws and regulations in each country, Sony’s consolidated cash flow might be adversely affected.

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

In addition, if Sony is unable to generate sufficient future taxable income in certain jurisdictions, or if there is a significant change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, Sony could be required to reduce the amount of its deferred tax assets or increase its valuation allowances against its deferred tax assets, resulting in an increase in its effective tax rate and an adverse impact on future operating results.

Sony’s business could suffer as a result of adverse outcomes of current or future litigation and regulatory actions.

Sony faces the risk of litigation and regulatory proceedings in connection with its operations. Lawsuits, including regulatory actions, may seek recovery of very large indeterminate amounts or limit Sony’s operations, and the possibility that they may arise and their magnitude may remain unknown for substantial periods of time. A substantial legal liability or adverse regulatory outcome and the substantial cost to defend the litigation or regulatory proceedings could have a material adverse effect on Sony’s business, results of operations, financial condition, cash flows and reputation.

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

With the increasing necessity of pursuing quick business development and high operating efficiency with limited managerial resources, Sony increasingly procures from third-party suppliers components (including LCD panels for televisions), and technologies (such as operating systems for PCs). Sony has also become more reliant upon the services of third-party original equipment and design manufacturers in the Electronics and Game segments. In addition, Sony consigns to external suppliers extensive activities including procurement, logistics, sales and other services. Reliance on outside sources increases the chance that Sony will be unable to prevent products from incorporating defective or inferior third-party technology or components. Products with such defects can adversely affect Sony’s consolidated sales and its reputation for quality products. This reliance on external suppliers may also expose Sony to the effects of insufficient compliance with applicable regulations or infringement of third-party intellectual property rights by external suppliers as well as certain risks, such as accidents or natural disasters, to which an external supplier might be exposed.

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

We monitor and evaluate new environmental and health and safety requirements that may affect our operations. Sony sees issues related to climate change as a potential risk if we do not respond or undertake environmental activities appropriately. Sony recognizes that climate change issues could possibly lead to an increase in additional costs due to new regulations including carbon taxes and governmental policies regarding energy efficiency for electronics products. A new regulation regarding logistics has already been introduced in Japan and other countries may introduce similar regulations in the near future. In addition, in the event that we are unable to respond appropriately to consumers’ growing concerns with issues related to climate change, there is a risk that Sony’s reputation could be harmed and that consumers may choose to purchase products from companies other than Sony.

The EU’s Registration, Evaluation, Authorisation and Restriction of Chemicals program (“REACH”) came into effect as of June 2007. In general, REACH requires manufacturers, users and importers of a broad range of chemical substances to register for these chemicals and uses of chemicals up and down the supply chain and perform a range of tests and assessments on those substances, making the results available to the public and the EU regulators. For certain types of chemical substances, manufacturers, users and importers of the chemical substance are required to convey the information about the designated substance in its supply chain. Going forward, as registrations and test data are processed and evaluated under the REACH program, actions could be taken that could affect the cost and availability of certain chemicals, and users may have to shift to the use of more expensive and/or less effective substitutes. The various obligations under REACH are to be phased in over a period of time, and we will continue to evaluate the potential impact of these regulations, including whether REACH could directly or indirectly increase our costs or restrict our activities, which could have an adverse impact on our results of operations and financial condition.

Sony has established an internal risk management system in response to two directives enacted by the EU: The Restriction of Hazardous Substances Directive (“RoHS”) and the Waste Electrical and Electronic Equipment Directive (“WEEE”). Similar regulations are being formulated in other parts of the world, including China. We may incur substantial costs in complying with other similar programs that might be enacted outside Europe in the future.

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

In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which was intended to be linked to the economic value of Sony Communication Network Corporation, which was renamed So-net Entertainment Corporation (“So-net”) in October 2006. All shares of the subsidiary tracking stock were terminated and converted to shares of Sony’s common stock in December 2005. So-net was listed on the Mother’s market of the TSE in December 2005 (and has been traded on the First Section of the TSE since January 2008). Sony Corporation continues to hold a majority of the shares of So-net.

In October 2001, Sony Ericsson Mobile Communications, AB, a 50:50 joint venture company between Sony Corporation and Telefonaktiebolaget LM Ericsson of Sweden, was established.

In October 2002, Aiwa Co., Ltd. (“Aiwa”) became a wholly-owned subsidiary of Sony Corporation. In December 2002, Aiwa was merged into Sony Corporation.

In June 2003, Sony Corporation adopted the “Company with Committees” system in line with the revised Japanese Commercial Code. (Refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees.”)

In April 2004, Sony Corporation established SFH in Japan. Sony Life, Sony Assurance Inc. (“Sony Assurance”), and Sony Bank Inc. (“Sony Bank”) became subsidiaries of SFH.

In April 2004, S-LCD Corporation, a joint venture between Sony Corporation and Samsung Electronics Co., Ltd. of Korea for the manufacture of amorphous thin film transistor (“TFT”) LCD panels, was established in Korea.

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

In October 2007, SFH was listed on the First Section of the TSE in connection with the global initial public offering of shares of SFH by Sony Corporation and SFH.

Sony Corporation’s registered office is located at 7-1, Konan 1-chome, Minato-ku, Tokyo 108-0075, Japan, telephone +81-3-6748-2111.

The agent in the U.S. for purposes of this Item 4 is Sony Corporation of America, 550 Madison Avenue, New York, NY 10022 (Attn: Office of the General Counsel).

Principal Capital Investments

In the fiscal years ended March 31, 2006, 2007 and 2008, Sony’s capital expenditures (additions to fixed assets on the balance sheets) were 384.3 billion yen, 414.1 billion yen and 335.7 billion yen, respectively. Sony’s capital expenditures are expected to be 430 billion yen during the fiscal year ending March 31, 2009. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects.” Sony invested approximately 90 billion yen in the semiconductor business during the fiscal year ended March 31, 2008. Sony plans to invest approximately 110 billion yen in the semiconductor business in the fiscal year ending March 31, 2009. The funding requirements of such various capital expenditures are expected to be financed by cash provided by operating and financing activities or cash and cash equivalents. Refer to “Property, Plant and Equipment” below for a geographic distribution of these investments.

Business Overview

Products and Services

Commencing April 1, 2007, Sony has partly realigned its business segment configuration. A contactless integrated circuit card business has been reclassified from All Other to Other in the Electronics segment. Accordingly, results for the previous fiscal years have been reclassified.

The following table sets forth Sony’s sales and operating revenue by operating segments. Figures in parentheses indicate percentage of sales and operating revenue.

	Fiscal Year Ended March 31
	2006		2007		2008
	(Yen in millions)

Electronics	4,796,061	(63.9)	5,443,336	(65.6)	5,931,708	(67.0)
Game	918,252	(12.2)	974,218	(11.7)	1,219,004	(13.7)
Pictures	745,859	(9.9)	966,260	(11.7)	855,482	(9.6)
Financial Services	720,566	(9.6)	624,282	(7.5)	553,216	(6.2)
All Other	329,859	(4.4)	287,599	(3.5)	312,004	(3.5)

Sales and operating revenue	7,510,597	(100.0)	8,295,695	(100.0)	8,871,414	(100.0)

Electronics

The following table sets forth Sony’s Electronics segment sales and operating revenue by product categories. Figures in parentheses indicate percentage of sales and operating revenue.

	Fiscal Year Ended March 31
	2006		2007		2008
	(Yen in millions)

Audio	536,187	(11.2)	522,879	(9.6)	558,624	(9.4)
Video	1,021,325	(21.3)	1,143,120	(21.0)	1,279,225	(21.6)
Televisions	927,769	(19.3)	1,226,971	(22.5)	1,367,078	(23.0)
Information and Communications	842,537	(17.6)	950,461	(17.5)	1,098,574	(18.5)
Semiconductors	172,249	(3.6)	205,757	(3.8)	228,711	(3.9)
Components	800,716	(16.7)	852,981	(15.7)	847,131	(14.3)
Other	495,278	(10.3)	541,167	(9.9)	552,365	(9.3)

Electronics Total	4,796,061	(100.0)	5,443,336	(100.0)	5,931,708	(100.0)

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

Audio:

“Audio” includes home audio, portable audio, car audio, and personal navigation systems.

Video:

“Video” includes video cameras, compact digital cameras, digital single-lens reflex (“SLR”) cameras, Blu-ray Disctm players/recorders, and DVD-Video players/recorders.

Televisions:

“Televisions” includes LCD televisions.

Information and Communications:

“Information and Communications” includes PCs, broadcast- and professional-use audio, video, and monitors, and other professional-use equipment.

Semiconductors:

“Semiconductors” includes charged coupled devices (“CCDs”), complementary metal-oxide semiconductor (“CMOS”) image sensors and other semiconductors.

Components:

“Components” includes optical pickups, batteries, audio/video/data recording media, data recording systems and LCDs.

Other:

“Other” includes sales to outside customers, such as sales of mobile phones produced for wireless customers by Sony EMCS Corporation (“Sony EMCS”), CD, DVD, Blu-ray Disc manufacturing and physical distribution businesses, and products and services that are not included in the above categories.

Game

SCEI develops, produces, markets and distributes PlayStation®2 (“PS2”), PSP® (PlayStation®Portable) (“PSP”) and PLAYSTATION®3 (“PS3”) hardware and related software. Sony Computer Entertainment America Inc. (“SCEA”) and Sony Computer Entertainment Europe Ltd. (“SCEE”) market and distribute PS2, PSP and PS3 hardware, and develop, produce, market and distribute related software in the U.S. and Europe. SCEI, SCEA and SCEE enter into licenses with third-party software developers.

Pictures

Global operations in the Pictures segment encompass motion picture production, acquisition and distribution; television production, acquisition and distribution; home entertainment production, acquisition and distribution; television broadcasting; digital content creation and distribution; development of new entertainment products, services and technologies; and operation of studio facilities.

SPE’s motion picture arm, the Columbia TriStar Motion Picture Group, includes SPE’s principal motion picture production organizations, Columbia Pictures, TriStar Pictures, Screen Gems and Sony Pictures Classics, as well as Sony Pictures Home Entertainment, Sony Pictures Releasing and Sony Pictures Releasing International. SPE also holds a 7.5 percent equity interest in Revolution Studios and has the rights to market and distribute its motion picture product throughout most of the world. SPE retains a fee for distributing Revolution Studios’ films and participates in Revolution Studios’ profits and losses as a result of its equity ownership stake. The initial theatrical release of the final Revolution Studios’ film under this arrangement occurred in December 2007.

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

Sony Pictures Digital operates Sony Pictures Imageworks and Sony Pictures Animation. Through March 31, 2008, Sony Pictures Digital also operated Sony Online Entertainment (“SOE”). Effective April 1, 2008, management of SOE was transferred to SCEI and SOE will now be operated as part of the Game segment.

SPE manages a studio facility, Sony Pictures Studios, which includes post production facilities, at SPE’s world headquarters in Culver City, California. A second studio facility, The Culver Studios, which was owned and operated by SPE, was sold by SPE in April 2004. SPE is leasing back a portion of this facility with the lease term expiring on April 30, 2009.

Financial Services

In the Financial Services segment, on April 1, 2004 Sony established a wholly-owned subsidiary, SFH, a holding company for Sony Life, Sony Assurance and Sony Bank Inc., with the aim of integrating various financial services including insurance, savings and loans, and offering individual customers high value-added products and high-quality services. On October 11, 2007, in conjunction with the global initial public offering of shares of SFH, the shares of SFH were listed for trading on the First Section of the TSE. Following this global offering, SFH remains a consolidated subsidiary with Sony Corporation as the majority shareholder.

Sony conducts insurance and banking operations primarily through Sony Life, a Japanese life insurance company, Sony Assurance, a Japanese non-life insurance company, and Sony Bank, a Japanese Internet-based bank, which are all wholly-owned by SFH. Aside from SFH, Sony is also engaged in a leasing and credit financing business in Japan through Sony Finance International Inc. (“Sony Finance”), a wholly-owned subsidiary of Sony Corporation.

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

	Fiscal Year Ended March 31
	2006		2007		2008
	(Yen in millions)

Japan	2,203,812	(29.3)	2,127,841	(25.6)	2,056,374	(23.2)
United States	1,957,644	(26.1)	2,232,453	(26.9)	2,221,862	(25.1)
Europe	1,715,775	(22.8)	2,037,658	(24.6)	2,328,233	(26.2)
Other Areas	1,633,366	(21.8)	1,897,743	(22.9)	2,264,945	(25.5)

Sales and operating revenue	7,510,597	(100.0)	8,295,695	(100.0)	8,871,414	(100.0)

Electronics

Sony’s electronics products and services are marketed throughout the world under the trademark “Sony,” which has been registered in 200 countries and territories.

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

Europe:

In Europe, Sony’s electronics products and services are marketed through sales subsidiaries including Sony United Kingdom Limited, Sony France S.A., Sony Espana S.A., Sony Deutschland G.m.b.H., and Sony Italia S.P.A.

Other Areas:

In overseas areas other than the U.S. and Europe, Sony’s electronics products and services are marketed through sales subsidiaries including Sony (China) Limited, Sony Corporation of Hong Kong Limited, Sony Taiwan Limited, Sony Gulf FZE in the United Arab Emirates, and Sony of Canada Limited.

Game

SCEI, SCEA, SCEE and subsidiaries in Asia market and distribute PS2, PSP and PS3 entertainment hardware and related software.

Sales in the Game segment are dependent on the timing of the introduction of attractive software and a significant portion of overall demand is weighted towards the year-end holiday season.

Pictures

SPE, with global operations in more than 100 countries, generally retains all rights relating to the worldwide distribution of its internally produced motion pictures, including rights for theatrical exhibition, DVD and Blu-ray distribution, pay and free television exhibition and other markets. SPE also acquires distribution rights to motion pictures produced by other companies and jointly produces films with other studios or production companies. These rights may be limited to particular geographic regions, specific forms of media or periods of time. SPE uses its own distribution service business, Sony Pictures Releasing, for the U.S. theatrical release of its films and for the theatrical release of films acquired from and produced by others.

Outside the U.S., SPE generally distributes and markets its films through one of its Sony Pictures Releasing International subsidiaries. In certain countries, however, SPE has joint distribution arrangements with other studios or arrangements with independent local distributors.

SPE’s theatrical release strategy focuses on offering a diverse slate of films with a mix of genres, talent and budgets. For the fiscal year ending March 31, 2009, 40 films are currently slated for release by SPE, including 13 films under the Columbia banner, eight films under the Screen Gems or TriStar banner and 19 Sony Pictures Classics releases. SPE has a motion picture library of more than 3,500 feature films, including 12 that have won the Best Picture Academy Award®. Currently, SPE is converting this library (including acquired product) to a digital format and approximately 2,400 titles have been converted.

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

SPE produces local language programming in key markets around the world, some of which are co-produced with local partners and sells SPE-owned formats in approximately 40 countries. This programming, along with SPE’s library of television programming and motion pictures, is licensed to affiliated and independent stations and broadcasters in the U.S., and to affiliated and independent international television stations and other broadcasters throughout the world. In the U.S., SPE owns and operates the cable network GSN (formerly Game Show Network) jointly with Liberty Media Corporation. SPE also has investments in almost 50 international networks, which are available in more than 130 countries worldwide.

Financial Services

Sony Life conducts its life insurance business primarily in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner® sales employees and Partner independent sales agents. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2008, Sony Life employed 3,779 Lifeplanner® sales employees. As of the same date, Sony Life maintained an extensive service network including 83 Lifeplanner retail offices, 25 regional sales offices, and 2,151 sales agents in Japan. In addition, our life insurance business also includes sales in the Philippines through Sony Life’s wholly-owned subsidiary, Sony Life Insurance (Philippines) Corporation. As part of its plan to expand its sales of individual annuity products, Sony Life has entered into an agreement with AEGON N.V. for the establishment of a new Japanese venture company. The new joint venture company is expected to commence operations in 2008, subject to regulatory approval.

Sony Assurance has conducted a non-life insurance business in Japan since October 1999. Sony Assurance’s core business is providing automobile insurance products and medical and cancer insurance products to individual customers, primarily through direct marketing via the telephone and the Internet. The direct marketing business model employed by Sony Assurance enables it to improve operating efficiency and lower the costs of marketing and maintaining its insurance policies, creating savings which it passes on to policyholders in the form of competitively-priced premiums.

Sony Bank has conducted banking operations in Japan since June 2001. As an Internet bank focusing on the asset management and borrowing needs of individual customers, Sony Bank offers an array of products and services including yen and foreign currency deposits, investment trusts, mortgages and other individual loans. By using Sony Bank’s transaction channel, the “MONEYKit” service website, account holders can invest and manage assets according to their life plans over the Internet. As part of its plan to respond to its customers’ diverse asset management needs, Sony Bank launched online securities brokerage services through its wholly-owned subsidiary, Sony Bank Securities Inc., in October 2007.

Sony Finance conducts a leasing business for corporations, and a consumer financing business including “Sony Card,” a credit card for individual customers, through Sony’s electronic retailers and other affiliated partners. Sony Finance also conducts an electronic settlement business through SmartLink Network, Inc., a subsidiary of Sony Finance.

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

However, when raw materials, parts and components become scarce, the cost of production rises. For example, the market price of copper has the potential to proportionately affect the cost of parts that utilize copper, such as printed circuit boards and power cables. The price of cobalt, which is used in applications involving lithium-ion batteries as well as a range of recording media, has also been rising and has some impact on the cost of those items. In addition, the price of resin has risen resulting in an increase in the cost of plastic parts. With respect to parts and components, LCD panels and memory devices, which are used in multiple applications, can influence Sony’s business performance when the cost of such parts and components fluctuates substantially.

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

Patents and Licenses

Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain licenses are important to Sony’s business, such as those for optical disc-related and Digital TV products. With respect to optical disc-related products, Sony products that employ DVD-Video player functions, including PS2 and PS3 hardware, are substantially dependent upon certain patents that relate to technologies specified in the DVD specification and are licensed by MPEG LA LLC, Dolby Laboratories Licensing Corporation and Nissim Corp. Sony products that employ Blu-ray Disc player functions, including PS3 hardware, and that also employ DVD-Video player functions, are substantially dependent upon certain patents that relate to technologies specified in the Blu-ray Disc specification and are licensed by MPEG LA LLC and AT&T, in addition to the patents that relate to technologies specified in the DVD specification, as described above. Sony’s Digital TV products are substantially dependent upon certain patents that relate to technologies specified in the Digital TV specification and are licensed by Thomson Licensing Inc. Sony considers its overall license position beneficial to its operations. While Sony believes that its various proprietary intellectual property rights are important to its success, it believes that neither its business as a whole nor any business segment is materially dependent on any particular patent or license, or any particular group of patents or licenses, except as set forth above.

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

In the Pictures segment, SPE faces intense competition from other major motion picture studios and, to a lesser extent, from independent production companies. SPE must compete to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products. SPE also competes with alternative forms of entertainment to attract the attention of audiences worldwide and to obtain exhibition and distribution outlets and optimal release dates for its products. Competition in television production, distribution, and syndication is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast networks, cable, independent television stations and other outlets both in the U.S. and internationally. Furthermore, broadcast networks are increasingly producing their own shows internally. This competitive environment has resulted in fewer opportunities to produce shows for networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings.

In the Financial Services segment, Sony Life, Sony Assurance and Sony Bank have each developed tailored distribution channels to best meet customers’ needs:

•	Sony Life focuses primarily on the death protection market, which it serves through a unique consulting-based sales approach utilizing its Lifeplanner sales employees as well as its Partner independent sales agents with strong consulting skills in life planning.

•	Sony Assurance offers automobile insurance products and medical and cancer insurance products directly to customers through effective use of telephone and internet channels, in contrast to most other Japanese non-life insurers, which offer their products through agency channels.

•	Sony Bank has made use of the Internet to offer a steadily expanding menu of asset management services and loans to individuals, including mortgage loans, in contrast to traditional full-service banking institutions with their extensive physical infrastructure.

Each of Sony Life, Sony Assurance and Sony Bank proactively solicits feedback from its customers and continually strives to improve its level of service. This customer-centric service culture is reflected in high customer satisfaction rankings.

In the Financial Services segment, it is important to maintain a strong and healthy financial foundation for the business as well as to meet diversifying customer needs. Sony Life has maintained a high solvency margin ratio, relative to Japanese domestic criteria that require the maintenance of a minimum solvency margin ratio. Sony Assurance also has maintained a high solvency margin ratio relative to the aforementioned Japanese domestic criteria. Sony Bank has maintained an adequate capital adequacy ratio relative to the Japanese domestic criteria concerning this ratio.

In addition, Sony Finance faces a challenging environment in the credit financing industry primarily due to regulatory changes. Sony Finance is working to improve profitability by restructuring its credit card business mainly by carefully selecting affiliated credit card programs, expanding outsourcing initiatives and consolidating sales branches.

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

Government Regulations

Sony’s business activities are subject to various governmental regulations in the different countries in which it operates, including regulations relating to business/investment approvals, trade affairs including customs, import and export control, competition and antitrust, intellectual property, consumer and business taxation, foreign exchange controls, personal information protection, product safety, labor, occupational health, and environmental and recycling requirements.

In Japan, the insurance and banking businesses are subject to approvals and oversight from the Financial Services Agency under the Insurance Business Law and the Banking Law, respectively. In addition, the telecommunication businesses are subject to approvals from the Ministry of Internal Affairs and Communications.

Also refer to “Risk Factors” in “Item 3. Key Information.”

Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

	Country of	(As of March 31, 2008)
Name of company	incorporation	Percentage owned

Sony EMCS Corporation	Japan	100.0
Sony Semiconductor Kyushu Corporation	Japan	100.0
Sony Marketing (Japan) Inc.	Japan	100.0
Sony Computer Entertainment Inc.	Japan	100.0
Sony Financial Holdings Inc.	Japan	60.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Americas Holding Inc.	U.S.A.	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony DADC Austria A.G.	Austria	100.0
Sony Computer Entertainment America Inc.	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Sony Europe Holding B.V.	Netherlands	100.0
Sony Europe G.m.b.H	Germany	100.0
Sony United Kingdom Ltd.	U.K.	100.0
Sony Computer Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Holding (Asia) B.V.	Netherlands	100.0
Sony Overseas S.A.	Switzerland	100.0
Sony Electronics Asia Pacific Pte. Ltd.	Singapore	100.0

Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings in, and land on, which they are located are owned by Sony, free from significant encumbrances.

The following table sets forth information as of March 31, 2008 with respect to plants used for the production of products for the Electronics segment and for the Game segment with floor space of more than 500,000 square feet:

	Approximate
Location	floor space	Principal products produced
	(square feet)

In Japan:

Nagasaki (Sony Semiconductor Kyushu Corporation — Nagasaki TEC)	2,232,000	CMOS image sensors and other semiconductors

Kumamoto (Sony Semiconductor Kyushu Corporation — Kumamoto TEC)	2,115,000	CCDs, CMOS image sensors, LCDs and other semiconductors

Kagoshima (Sony Semiconductor Kyushu Corporation — Kagoshima TEC)	1,787,000	LCDs, CCDs, CMOS image sensors and other semiconductors

Higashiura, Aichi (Sony Mobile Display Corporation)	1,281,000	LCDs

Kohda, Aichi (Sony EMCS Corporation — Kohda TEC)	939,000	Video cameras, compact digital cameras and Memory Sticks

Inazawa, Aichi (Sony EMCS Corporation — Inazawa TEC)	864,000	LCD televisions

Ichinomiya, Aichi (Sony EMCS Corporation — Ichinomiya TEC)	835,000	Front projectors and professional-use Monitors

Kanuma, Tochigi (Sony Chemicals & Information Device Corporation — Kanuma Plant)	791,000	Magnetic tapes, adhesives, and electronic components

Tochigi, Tochigi (Sony Energy Devices Corporation — Tochigi Plant)	609,000	Magneto-optical disc and batteries

Koriyama, Fukushima (Sony Energy Devices Corporation — Koriyama Plant)	585,000	Batteries

Kosai, Shizuoka (Sony EMCS Corporation — Kosai TEC)	568,000	Broadcast- and professional-use video equipment

Minokamo, Gifu (Sony EMCS Corporation — Minokamo TEC)	544,000	Compact digital cameras, digital SLR cameras, mobile phones and modules

Kisarazu, Chiba (Sony EMCS Corporation — Kisarazu TEC)	502,000	Blu-ray Disc players/recorders and audio equipment

	Approximate
Location	floor space	Principal products produced
	(square feet)

Overseas:

Pittsburgh, Pennsylvania, U.S.A. (Sony Technology Center Pittsburgh)	2,820,000	LCD televisions

Huizhou, China (Sony Precision Devices (Huizhou) Co., Ltd.)	1,385,000	Optical pickups and LCDs

Wuxi, China (Sony Electronics (Wuxi) Co., Ltd., Sony Digital Products (Wuxi) Co., Ltd. and Sony (China) Ltd.)	1,352,000	Batteries and compact digital cameras

Terre Haute, Indiana, U.S.A. (Sony DADC US Inc.)	1,229,000	CDs, CD-ROMs, DVDs, DVD-ROMs, and Blu-ray Discs

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	988,000	Audio equipment, optical disc drives and batteries

Dothan, Alabama, U.S.A. (Sony Dothan Alabama)	809,000	Magnetic tapes

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	797,000	LCD televisions, TV tuners, DVD-players and Blu-ray Disc players

Jurong, Singapore (Energy Technology Singapore)	776,000	Batteries (to be operated)

Tijuana, Mexico (Sony Baja California — Tijuana Factory)	712,000	LCD televisions, TV tuners and audio equipment

San Diego, California, U.S.A. (Sony Electronics Inc.)	688,000	PCs

Nitra, Slovakia (Sony Slovakia s.r.o)	637,000	LCD televisions

Nuevo Laredo, Mexico (Sony Electronics Inc.)	587,000	Magnetic tapes, CD-Rs and DVD-Rs

Viladecavallas, Spain (Sony Espana, S.A.)	578,000	LCD televisions and TV components

Bangkadi, Thailand (Sony Device Technology (Thailand) Co. — Bangkadi Technology Centre)	501,000	CCDs and other semiconductors

In addition to the above facilities, Sony has a number of other plants for electronic products throughout the world. Sony owns research and development facilities, and employee housing and recreation facilities, as well as Sony Corporation’s headquarters buildings in Tokyo, Japan, where administrative functions and product development activities are carried out. SCEI leases its corporate headquarters buildings located in Tokyo, where administrative functions, product development, and software development are carried out. SCEA and SCEE lease their offices in the U.S. and Europe, respectively.

SPE’s corporate offices and motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates a studio facility, Sony Pictures Studios. A second studio facility, The

Culver Studios, which was owned and operated by SPE was sold by SPE in April 2004. SPE is leasing back a portion of this facility with the lease term expiring on April 30, 2009. SPE also leases office space and motion picture and television support facilities from affiliates of Sony Corporation and other third parties in various worldwide locations. SPE’s film and videotape storage operations are located in various leased locations in the U.S. and Europe.

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

OPERATING RESULTS

Operating Results for the Fiscal Year Ended March 31, 2008 compared with the Fiscal Year Ended March 31, 2007

Overview

Sony’s sales and operating revenue (“sales”) for the fiscal year ended March 31, 2008 increased 6.9 percent compared with the previous fiscal year. Sales within the Electronics segment and the Game segment increased while sales for the Pictures segment and revenue for the Financial Services segment decreased. In the Electronics segment, while there was a decline in sales of such products as LCD rear-projection televisions, sales to outside customers increased 9.0 percent compared with the previous fiscal year mainly due to an increase in sales of LCD televisions, PCs and compact digital cameras. Sales within the Game segment increased 26.3 percent compared to the previous fiscal year primarily as a result of a significant increase in sales of PLAYSTATION®3 (“PS3”). In the Pictures segment, sales decreased 11.2 percent compared to the previous fiscal year as motion pictures sales decreased primarily due to fewer films being released during the current fiscal year. Revenues decreased 10.5 percent within the Financial Services segment primarily due to net losses from investments in the separate account and the deterioration in net valuation gains from convertible bonds in the general account reflecting a significant decline in the Japanese stock market partially offset by an increase in insurance premium revenue at Sony Life Insurance Co., Ltd. (“Sony Life”).

Operating income increased 421.9 percent compared with the previous fiscal year. Operating income within the Electronics segment increased 121.8 percent mainly as a result of an increase in sales and the positive impact from the depreciation of the yen against the euro. In the previous fiscal year, a 51.2 billion yen provision was recorded for charges related to recalls by certain notebook computer makers and the subsequent global replacement program by Sony and certain notebook computer makers involving battery packs containing Sony-manufactured battery cells. A portion of the provision totaling 15.7 billion yen was reversed in the fiscal year ended March 31, 2008 based on the actual results of recalls and replacements as compared to original estimates. In the Game segment, operating losses decreased by 107.8 billion yen to 124.5 billion yen primarily due to a decrease in the operating losses of the PS3 business as a result of successful PS3 hardware cost reductions and increased sales of PS3 software. In the Pictures segment, operating income increased 26.5 percent compared with the previous fiscal year primarily due to the strong performance of prior year films in the home entertainment and television markets as well as the benefit from the sale of a bankruptcy claim against Kirch Media GmbH & Co. KGaA (“Kirch Media”), a former licensee of film and television product. In the Financial Services segment, operating income decreased 73.1 percent as compared to the previous fiscal year as a result of deterioration in net valuation gains from convertible bonds and an impairment loss on equity securities in the general account of Sony Life reflecting a significant decline in the Japanese stock market.

Operating income in the fiscal year ended March 31, 2008 included one-time gains primarily from a gain on the sale of a portion of the site of Sony’s former headquarters of 60.7 billion yen which was recorded in “Corporate”, a 15.6 billion yen gain which was recorded in the operating income of the Electronics segment relating to the sale of a portion of Sony’s semiconductor operations in Nagasaki, Japan, including machinery and equipment, and a 10.0 billion yen gain on the sale of “The Sony Center am Potsdamer Platz” in Berlin which was recorded in the operating income of All Other. Operating income in the previous fiscal year included a gain on the sale of a portion of the site of Sony’s former headquarters of 21.7 billion yen, of which 2.6 billion yen was recorded within All Other and the remaining amount was recorded in “Corporate”.

Operating income in the fiscal year ended March 31, 2008 included a gain from the reversal of a portion of a legal provision as a result of the resolution of a legal matter, while a comparable gain was recorded in the previous fiscal year attributed to the reversal of a portion of patent-related provisions.

Restructuring

In the fiscal year ended March 31, 2008, Sony recorded restructuring charges of 47.3 billion yen, an increase from the 38.8 billion yen recorded in the previous fiscal year. The primary restructuring activities were in the Electronics segment. Of the total 47.3 billion yen incurred, Sony recorded 12.6 billion yen in personnel-related costs.

Restructuring charges in the Electronics segment amounted to 45.6 billion yen for the fiscal year ended March 31, 2008, compared with 37.4 billion yen in the previous fiscal year.

Sony made the decision to exit the LCD rear-projection television business in the fiscal year ended March 31, 2008 due to the shrinking market for these products. In association with this action, Sony recorded 19.7 billion yen of restructuring charges consisting mainly of inventory write downs. Of this amount, 11.9 billion yen was recorded in cost of sales and 6.7 billion yen was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2008, and the remaining liability balance as of March 31, 2008 was 1.6 billion yen, which is expected to be paid during the fiscal year ending March 31, 2009.

In addition to the restructuring efforts described above, Sony has undergone several headcount reduction programs to further reduce operating costs within its Electronics segment. As a result of these programs, Sony recorded restructuring charges totaling 11.0 billion yen for the fiscal year ended March 31, 2008, and these charges were included in selling, general and administrative expenses in the consolidated statements of income. The remaining liability balance as of March 31, 2008 was 9.4 billion yen and will be paid throughout the fiscal year ending March 31, 2009.

For more detailed information about restructuring, please refer to Note 17 of the notes to the consolidated financial statements.

Operating Performance

	Fiscal Year Ended
	March 31
	2007	2008	Percent change
	(Yen in billions)

Sales and operating revenue	8,295.7	8,871.4	+6.9%
Operating income	71.8	374.5	+421.9
Income before income taxes	102.0	466.3	+357.0
Equity in net income of affiliated companies	78.7	100.8	+28.2
Net income	126.3	369.4	+192.4

Sales

Sales for the fiscal year ended March 31, 2008 increased by 575.7 billion yen, or 6.9 percent, to 8,871.4 billion yen compared with the previous fiscal year. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

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

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the fiscal year ended March 31, 2008 increased by 400.4 billion yen, or 6.8 percent, to 6,290.0 billion yen compared with the previous fiscal year, and decreased from 76.8 percent to 75.6 percent as a percentage of sales. Year on year, the cost of sales ratio decreased from 78.8 percent to 77.9 percent in the Electronics segment, decreased from 102.8 percent to 93.9 percent in the Game segment, and decreased from 60.3 percent to 58.6 percent in the Pictures segment.

In the Electronics segment, there was an improvement in the cost of sales ratio for several products, in particular PCs, compact digital cameras and video cameras. The cost of sales ratio in the Game segment improved primarily as a result of PS3 hardware cost reductions and increased sales of PS3 software. In the Pictures segment, the cost of sales ratio decreased compared to the previous fiscal year mainly due to the higher home entertainment and television revenues from prior year films.

Personnel-related costs included in cost of sales were 487.8 billion yen, an increase of 30.5 billion yen, primarily recorded within the Electronics segment.

Research and development costs (all research and development costs are included within cost of sales) for the fiscal year ended March 31, 2008 decreased by 23.4 billion yen to 520.6 billion yen compared with the previous fiscal year. The ratio of research and development costs to sales was 6.3 percent compared to 7.1 percent in the previous fiscal year.

Selling, general and administrative expenses for the fiscal year ended March 31, 2008 decreased by 74.0 billion yen, or 4.1 percent, to 1,714.4 billion yen compared with the previous fiscal year. The ratio of selling, general and administrative expenses to sales decreased from 23.3 percent in the previous fiscal year to 20.6 percent. Year on year, the ratio of selling, general and administrative expenses to sales decreased from 18.2 percent to 16.2 percent in the Electronics segment. This improvement is due to the recording of the provision for charges related to the notebook computer battery pack recalls and subsequent global replacement program in the previous fiscal year and a reversal of the portion of the provision in the fiscal year ended March 31, 2008 based on the actual results of recalls and replacements as compared to original estimates. The ratio of selling, general and administrative expenses to sales decreased from 20.0 percent to 15.8 percent in the Game segment and from 35.2 percent to 35.1 percent in the Pictures segment.

Personnel-related costs in selling, general and administrative expenses increased by 19.8 billion yen compared with the previous fiscal year mainly within the Electronics and the Pictures segment. Advertising and publicity expenses for the fiscal year decreased by 46.2 billion yen compared with the previous fiscal year primarily due to decreased advertising and publicity expenses within the Pictures segment.

Gain on sale, disposal or impairment of assets, net was 37.8 billion yen, compared with a 5.8 billion yen loss on sale, disposal or impairment of assets, net recorded in the previous fiscal year. The gain recorded in the fiscal year ended March 31, 2008 is primarily from a gain on the sale of a portion of the site of Sony’s former headquarters of 60.7 billion yen and gain on the sale of “The Sony Center am Potsdamer Platz” in Berlin of 10.0 billion yen. A gain on the sale of a portion of the site of Sony’s former headquarters of 21.7 billion yen was recorded in the previous fiscal year.

Operating Income

Operating income for the fiscal year ended March 31, 2008 increased by 302.7 billion yen, or 421.9 percent, to 374.5 billion yen compared with the previous fiscal year. The operating income margin increased from 0.9 percent to 4.2 percent. In descending order by yen amount, the Electronics segment, the Pictures segment, All Other and the Financial Services segment contributed to operating income. An operating loss was recorded within the Game segment. For a further breakdown of operating income (loss) for each segment, please refer to “Operating Performance by Business Segment” below.

Other Income and Expenses

For the fiscal year ended March 31, 2008, other income increased by 54.3 billion yen, or 57.0 percent, to 149.4 billion yen, while other expenses decreased by 7.3 billion yen, or 11.2 percent, to 57.6 billion yen, compared with the previous fiscal year. The net amount of other income and other expenses was net other income of 91.8 billion yen, an increase of 61.5 billion yen, compared with the previous fiscal year.

The gain on change in interest in subsidiaries and equity investees increased by 50.5 billion yen, or 160.4 percent compared to the previous fiscal year, to 82.1 billion yen. This increase is due to the recording of a gain of 81.0 billion yen for the change in interest in subsidiaries and equity investees as a result of the global initial public offering of shares of Sony Financial Holdings Inc. (“SFH”) in connection with the listing of shares on the First Section of the Tokyo Stock Exchange (“TSE”) in October 2007. During the fiscal year ended March 31, 2007, there was a gain on change in interest in subsidiaries and equity investees recorded on the sale of a portion of the stock held in StylingLife Holdings Inc. (“StylingLife”).

Interest and dividends in other income of 34.3 billion yen was recorded in the fiscal year ended March 31, 2008, an increase of 6.0 billion yen, or 21.4 percent, compared with the previous fiscal year. For the fiscal year ended March 31, 2008, interest expense totaling 22.9 billion yen was recorded, a decrease of 4.3 billion yen, or 15.9 percent, compared with the previous fiscal year.

In addition, net foreign exchange income of 5.6 billion yen was recorded in the fiscal year ended March 31, 2008, compared to a net foreign exchange loss of 18.8 billion yen in the previous fiscal year. Net foreign exchange income was recorded due to the value of the yen, especially during the second through fourth quarters of the fiscal year ended March 31, 2008, appreciating in value against other currencies from the time that Sony entered into foreign exchange forward contracts and foreign currency option contracts. These contracts are entered into by Sony to mitigate the foreign exchange rate risk to cash flows that arises from settlements of foreign currency denominated accounts receivable and accounts payable, as well as foreign currency denominated transactions between consolidated subsidiaries.

Income before Income Taxes

Income before income taxes for the fiscal year ended March 31, 2008 increased 364.3 billion yen, or 357.0 percent, to 466.3 billion yen compared with the previous fiscal year, primarily as a result of the increase in operating income and the gain on the change in interest in subsidiaries and equity investees mentioned above.

Income Taxes

During the fiscal year ended March 31, 2008, Sony recorded 203.5 billion yen of income taxes resulting in an effective tax rate of 43.6 percent. In the previous fiscal year, the effective tax rate was 52.8 percent and exceeded the Japanese statutory tax rate as a result of losses recorded by certain overseas subsidiaries with tax rates that are lower than the rate in Japan.

Results of Affiliated Companies Accounted for under the Equity Method (Refer to Note of “Critical Accounting Policies.”)

Equity in net income of affiliated companies during the fiscal year ended March 31, 2008 was 100.8 billion yen, an increase of 22.2 billion yen, or 28.2 percent compared to the previous fiscal year. Equity in net income of affiliated companies reported for Sony Ericsson Mobile Communications AB (“Sony Ericsson”) was 79.5 billion yen, a decrease of 5.8 billion yen compared to the previous fiscal year, due to higher research and development expenses as a percentage of sales. Sony recorded equity in net income of 10.0 billion yen for SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), an increase of 5.0 billion yen compared to the previous fiscal year primarily due to a reduction in restructuring costs compared to the previous fiscal year, lower marketing costs, a reduction in overhead costs from continued restructuring, a gain on the sale of an interest in a joint venture of SONY BMG and the favorable impact of currency fluctuations. Sony recorded equity in net income of 7.4 billion yen, a 2.4 billion yen increase compared to the prior fiscal year, for S-LCD Corporation (“S-LCD”), a joint-venture with Samsung Electronics Co., Ltd. (“Samsung”) for the manufacture of amorphous thin film transistor (“TFT”) LCD panels.

Sony did not record any equity gain or loss for Metro-Goldwyn-Mayer Inc. (“MGM”) in the current fiscal year compared to equity in net loss of 18.9 billion yen recorded in the prior fiscal year. As of March 31, 2007, Sony no longer had any book basis in MGM and, accordingly, no additional losses were recorded during the fiscal year ended March 31, 2008.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

In the fiscal year ended March 31, 2008, minority interest in loss of consolidated subsidiaries of 5.8 billion yen was recorded compared to minority interest in income of 0.5 billion yen in the previous fiscal year. Minority interest in loss was recorded mainly due to the loss recorded at SFH subsequent to the change in Sony Corporation’s ownership. Sony Corporation’s ownership percentage in SFH was reduced from 100 percent to 60 percent after the global initial public offering of SFH shares during the fiscal year ended March 31, 2008. The operating results of SFH in the second half of the fiscal year ended March 31, 2008 were negatively impacted mainly by the deterioration in net valuation gains from convertible bonds and an impairment loss on equity securities at Sony Life.

Net Income

Net income for the fiscal year ended March 31, 2008 increased by 243.1 billion yen, or 192.4 percent, to 369.4 billion yen compared with the previous fiscal year. As a percentage of sales, net income increased from 1.5 percent to 4.2 percent. Return on stockholders’ equity increased from 3.8 percent to 10.8 percent. (This ratio is calculated by dividing net income by the simple average of stockholders’ equity at the end of the previous fiscal year and at the end of the fiscal year ended March 31, 2008.)

Basic net income per share was 368.33 yen compared with 126.15 yen in the previous fiscal year, and diluted net income per share was 351.10 yen compared with 120.29 yen in the previous fiscal year. Refer to Notes 2 and 21 of the notes to the consolidated financial statements.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 24 of the notes to the consolidated financial statements.

Business Segment Information

	Fiscal Year Ended
	March 31
	2007	2008	Percent change
	(Yen in billions)

Sales and operating revenue
Electronics	6,072.4	6,613.8	+8.9%
Game	1,016.8	1,284.2	+26.3
Pictures	966.3	857.9	−11.2
Financial Services	649.3	581.1	−10.5
All Other	355.1	382.2	+7.6
Elimination	(764.2)	(847.9)	—

Consolidated	8,295.7	8,871.4	+6.9

	Fiscal Year Ended
	March 31
	2007	2008	Percent change
	(Yen in billions)

Operating income (loss)
Electronics	160.5	356.0	+121.8%
Game	(232.3)	(124.5)	—
Pictures	42.7	54.0	+26.5
Financial Services	84.1	22.6	−73.1
All Other	28.9	50.2	+73.9

Sub-Total	83.9	358.4	+327.0
Elimination and unallocated corporate expenses/gains	(12.2)	16.1	—

Consolidated	71.8	374.5	+421.9

Electronics

Sales and operating revenue for the fiscal year ended March 31, 2008 increased 541.4 billion yen, or 8.9 percent, to 6,613.8 billion yen compared with the previous fiscal year. Operating income increased by 195.5 billion yen, or 121.8 percent, to 356.0 billion yen compared with the previous fiscal year and the operating income to sales ratio increased from 2.6 percent to 5.4 percent. Sales to outside customers on a yen basis increased 9.0 percent compared to the previous fiscal year. Regarding sales to outside customers by geographical area, sales decreased by 2 percent in Japan, but increased by 2 percent in the U.S., by 11 percent in Europe, and by 19 percent in non-Japan Asia and other geographic areas (“Other Areas”).

In Japan, sales of products such as charged coupled devices (“CCDs”) and complementary metal-oxide semiconductor (“CMOS”) imaging sensors increased while sales of mobile phones produced for wireless customers decreased. In the U.S., sales of products such as LCD rear-projection and cathode ray tube (“CRT”) televisions decreased while sales of products such as LCD televisions, compact digital cameras and PCs increased. In Europe, sales of products such as LCD televisions and PCs increased while sales of mobile phones produced for wireless customers decreased. In Other Areas, sales of LCD televisions, compact digital cameras and PCs increased while sales of CRT televisions decreased.

Performance by Product Category

Sales and operating revenue by product category discussed below represent sales to outside customers, which do not include intersegment transactions. Refer to Note 24 of the notes to the consolidated financial statements.

“Audio” sales increased by 35.7 billion yen, or 6.8 percent, to 558.6 billion yen. Sales of flash memory digital audio players increased as worldwide unit shipments increased by approximately 1.3 million units to approximately 5.8 million units. Sales of home audio, headphones and personal navigation systems also increased. On the other hand, due to a shift in market demand, sales of CD format headphone stereos decreased.

“Video” sales increased by 136.1 billion yen, or 11.9 percent, to 1,279.2 billion yen. Sales of compact digital cameras increased as worldwide unit shipments increased by approximately 6.5 million units to approximately 23.5 million units. Sales of home-use video cameras increased as worldwide unit shipments increased by approximately 250,000 units to approximately 7.7 million units. Sales of Blu-ray Disctm recorders and players also increased. On the other hand, sales of DVD recorders and players decreased, with unit shipments of DVD recorders decreasing by approximately 150,000 units to approximately 1.7 million units and unit shipments of DVD players decreasing by approximately 900,000 units to approximately 7.0 million units.

“Televisions” sales increased by 140.1 billion yen, or 11.4 percent, to 1,367.1 billion yen. There was a significant increase in worldwide sales of LCD televisions, as worldwide shipments increased by approximately 4.3 million units, to approximately 10.6 million units. On the other hand, there was a decrease in sales of LCD rear-

projection and CRT televisions as Sony decided to exit these businesses due to the shrinking market for these products.

“Information and Communications” sales increased by 148.1 billion yen, or 15.6 percent, to 1,098.6 billion yen. Sales of PCs increased as worldwide unit shipments increased by approximately 1.2 million units to approximately 5.2 million units. Sales of broadcast- and professional-use products increased as a result of favorable sales of high-definition (“HD”) related products.

“Semiconductors” sales increased by 23.0 billion yen, or 11.2 percent, to 228.7 billion yen. The increase was primarily due to an increase in sales of CCDs and CMOS image sensors.

“Components” sales decreased by 5.9 billion yen, or 0.7 percent, to 847.1 billion yen. Sales of lithium-ion batteries and low-temperature polysilicon TFT LCD panels for mobile devices increased. On the other hand, sales of DVD+/-R/RW drives decreased due to a decline in unit selling prices, although unit sales increased in association with an expansion of the market.

“Other” sales increased by 11.2 billion yen, or 2.1 percent, to 552.4 billion yen. Although sales of mobile phones produced for wireless customers in Japan and Europe decreased, sales of the disc manufacturing business increased.

In the Electronics segment, cost of sales for the fiscal year ended March 31, 2008 increased by 372.4 billion yen, or 7.8 percent to 5,154.6 billion yen compared with the previous fiscal year. The cost of sales ratio improved by 0.9 percentage points to 77.9 percent compared to 78.8 percent in the previous fiscal year. While the cost of sales ratio of such products as PCs, compact digital cameras and home-use video cameras improved, the cost of sales ratio of products such as LCD televisions deteriorated. Restructuring charges recorded in cost of sales amounted to 19.5 billion yen, an increase of 7.0 billion yen compared with the 12.6 billion yen recorded in the previous fiscal year. Research and development costs decreased 1.6 billion yen, or 0.4 percent, from 440.4 billion yen in the previous fiscal year to 438.7 billion yen.

Selling, general and administrative expenses decreased by 34.0 billion yen, or 3.1 percent to 1,072.2 billion yen compared with the previous fiscal year. Although advertising and marketing expenses and personnel expenses increased for the fiscal year ended March 31, 2008, selling, general and administrative expenses decreased as a provision of 51.2 billion yen was recorded in the previous fiscal year for charges related to the notebook computer battery pack recalls and subsequent global replacement program, while a portion of the provision totaling 15.7 billion yen was reversed in the fiscal year ended March 31, 2008 based on the actual results of recalls and replacements as compared to original estimates. An additional provision was recorded during the fiscal year for free repair expenses relating to Sony products and the products of other companies containing Sony-made CCDs, but this amount was less than in the previous year. Of the restructuring charges recorded in the Electronics segment, the amount recorded in selling, general and administrative expenses decreased by 1.4 billion yen from 14.0 billion yen in the previous fiscal year to 12.6 billion yen. This 12.6 billion yen was for headcount reductions, including reductions through the early retirement program. The ratio of selling, general and administrative expenses to sales decreased 2.0 percentage points from the 18.2 percent recorded in the previous fiscal year to 16.2 percent.

Loss on sale, disposal or impairment of assets, net increased 2.6 billion yen to 13.5 billion yen compared with the previous fiscal year. This amount includes a 6.7 billion yen loss on sale, disposal or impairment of assets, net on LCD rear-projection televisions.

The amount of operating income recorded in the Electronics segment for the fiscal year ended March 31, 2008 increased significantly due to the impact of the provision recorded in the previous fiscal year for charges related to the notebook computer battery pack recalls and subsequent global replacement program, the reversal of a portion of the provision in the fiscal year ended March 31, 2008, increased sales of the segment, and the positive impact of the depreciation of the yen against the euro. Also contributing to the increase in Electronics segment profit was the recording of a 15.6 billion yen gain relating to the sale of a portion of Sony’s semiconductor operations in Nagasaki, Japan, including machinery and equipment. Regarding profit performance by product, profitability of products such as LCD televisions worsened due to unit selling price declines while profit increased mainly for PCs and compact digital cameras, which experienced higher sales, for system large-scale integration (“LSIs”), which saw an increase in sales of semiconductors for the Game segment, and for home-use video cameras, which experienced increased sales of high value-added models.

Manufacturing by Geographic Area

Approximately 50 percent of the Electronics segment’s total annual production during the fiscal year ended March 31, 2008 took place in Japan, including the production of compact digital cameras, video cameras, LCD televisions, PCs, semiconductors and components such as batteries and Memory Sticks. Approximately 60 percent of the annual production in Japan was destined for other regions. China accounted for approximately 15 percent of total annual production, approximately 70 percent of which was destined for other regions. Asia, excluding Japan and China, accounted for approximately 10 percent of total annual production, with approximately 60 percent destined for Japan, the U.S. and Europe. The Americas and Europe together accounted for the remaining balance of approximately 25 percent of total annual production, most of which was destined for local distribution and sale.

Game

Sales for the fiscal year ended March 31, 2008 increased by 267.5 billion yen, or 26.3 percent, to 1,284.2 billion yen compared with the previous fiscal year. An operating loss of 124.5 billion yen was recorded for the fiscal year ended March 31, 2008, which was a decrease of 107.8 billion yen from the fiscal year ended March 31, 2007.

By region, although sales decreased slightly in Japan, there was an increase in sales in North America and Europe.

Overall hardware sales increased as a result of a significant increase in sales of PS3, as well as an increase in sales of PSP® (PlayStation®Portable) (“PSP”), for which a new slimmer, lighter model was released. Sales of PlayStation®2 (“PS2”) decreased compared to the previous fiscal year. Overall software sales increased as a result of an increase in PS3 software sales compared to the previous fiscal year.

Total worldwide unit sales of hardware and software were as follows:

Worldwide hardware unit sales (increase/decrease year-on-year ):*

à PS2:	13.73 million units (a decrease of 0.98 million units)
à PSP:	13.89 million units (an increase of 4.36 million units)
à PS3:	9.24 million units (an increase of 5.63 million units)

Worldwide software unit sales (increase/decrease year-on-year ):*/**

à PS2:	154.0 million units (a decrease of 39.5 million units)
à PSP:	55.5 million units (an increase of 0.8 million units)
à PS3:	57.9 million units (an increase of 44.6 million units)

* For the fiscal year ended March 31, 2008, the method of reporting hardware and software unit sales has been changed from production shipments to recorded sales. In accordance with this change, the numbers for the fiscal year ended March 31, 2007 have been restated.

** Including those both from Sony and third parties under Sony licenses.

The operating loss decreased significantly compared with the previous fiscal year. Although there was a loss arising from the strategic pricing of PS3 hardware at points lower than its production cost, the operating losses of the PS3 business decreased as a result of successful hardware cost reductions and increased sales of software. The strong performance of the PSP business with the introduction of a new model also contributed to the decrease in the operating loss of the overall Game segment.

Due to these reasons, the cost of sales to sales ratio decreased 8.9 percentage points, from 102.8 percent in the previous fiscal year, to 93.9 percent. The ratio of selling, general and administrative expenses to sales decreased 4.2 percentage points from 20.0 percent in the previous fiscal year, to 15.8 percent mainly due to decreased advertising and marketing expenses.

Pictures

Sales for the fiscal year ended March 31, 2008 decreased by 108.3 billion yen, or 11.2 percent, to 857.9 billion yen compared to the previous fiscal year. Operating income increased by 11.3 billion yen, or 26.5 percent, to 54.0 billion yen and the operating margin increased from 4.4 percent to 6.3 percent. The results in the Pictures segment consist of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based subsidiary.

On a U.S. dollar basis, sales for the fiscal year in the Pictures segment decreased approximately 9 percent and operating income increased by approximately 40 percent. Sales decreased primarily due to lower worldwide theatrical and home entertainment revenues as fewer films were released in the current fiscal year, as compared to the number of films released in the previous fiscal year. Major films released in the fiscal year that contributed to both theatrical and home entertainment revenues included Spider-Man 3 and Superbad. Sales for the fiscal year release slate decreased approximately 1.2 billion U.S. dollars as compared to the previous fiscal year. The decrease in revenues from current year films was partially offset by an approximately 300 million U.S. dollar increase in home entertainment and television revenues from prior year films (i.e., films that had their initial U.S. theatrical release in the prior fiscal year). Total revenues for the Pictures segment also benefited from the sale of a bankruptcy claim against Kirch Media, a former licensee of film and television product. Television product revenues increased by approximately 29 million U.S. dollars primarily as a result of higher advertising and subscription sales from several international channels.

Operating income for the segment increased primarily due to the strong performance of prior year films in the home entertainment and television markets. Operating income from prior year films increased approximately 225 million U.S. dollars, due to the strong performance from a number of films including Ghost Rider, Stomp the Yard and Casino Royale. Operating income also benefited from the sale of the bankruptcy claim and the higher television business revenues referred to above.

As of March 31, 2008, unrecognized license fee revenue at SPE was approximately 1.3 billion U.S. dollars. SPE expects to record this amount in the future having entered into contracts with television broadcasters to provide those broadcasters with completed motion picture and television products. The license fee revenue will be recognized in the fiscal year in which the product is made available for broadcast.

Financial Services

Note that the revenue and operating income at Sony Life, Sony Assurance Inc. (“Sony Assurance”) and Sony Bank Inc. (“Sony Bank”) discussed below on the basis of generally accepted accounting principles in the U.S. (“U.S. GAAP”) differ from the results that Sony Life, Sony Assurance and Sony Bank disclose on a Japanese statutory basis.

Financial Services segment revenue for the fiscal year ended March 31, 2008 decreased by 68.2 billion yen, or 10.5 percent, to 581.1 billion yen compared with the previous fiscal year. Operating income decreased by 61.5 billion yen, or 73.1 percent, to 22.6 billion yen and the operating income margin decreased to 3.9 percent compared with 13.0 percent in the previous fiscal year.

At Sony Life, revenue decreased by 81.0 billion yen, or 14.9 percent, to 464.1 billion yen compared with the previous fiscal year. Although revenue from insurance premiums increased due to an increase in insurance-in-force, revenue decreased due to a net loss from investments in the separate account, a deterioration in net valuation gains from convertible bonds and an impairment loss on equity securities in the general account reflecting a significant decline in the Japanese stock market this fiscal year. Operating income at Sony Life decreased by 70.1 billion yen, or 85.9 percent, to 11.5 billion yen. This decrease was mainly due to a deterioration in net valuation gains from convertible bonds and an impairment loss on equity securities in the general account which more than offset the contribution from increased insurance premium revenue.

At Sony Assurance, revenue increased due to higher insurance revenue brought about by a steady expansion in the number of automobile policies-in-force. Despite higher insurance revenue, operating income decreased due to a deterioration in the net loss ratio and expense ratio (the ratio of sales, general and administrative expenses and commissions to net premiums written).

At Sony Bank, revenue increased mainly due to foreign exchange valuation gains from part of Sony Bank’s foreign currency deposits brought about by a significant appreciation of the yen. As a result, operating income significantly increased.

At Sony Finance International, Inc. (“Sony Finance”), a leasing and credit financing business subsidiary in Japan, revenue increased overall mainly due to revenue increases from the electronic settlement business and the credit card business. The operating loss at Sony Finance decreased overall primarily due to increased profit at the electronic settlement business and the leasing business, as well as a decrease in losses at the credit card business.

Information of Operations Separating Out the Financial Services Segment (Unaudited)

The following charts show Sony’s unaudited information of operations for the Financial Services segment alone and for all segments excluding the Financial Services segment. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without Financial Services and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and all other segments excluding Financial Services are eliminated in the consolidated figures shown below.

	Fiscal Year Ended March 31
Financial Services	2007	2008
	(Yen in millions)

Financial service revenue	649,341	581,121
Financial service expenses	565,199	558,488

Operating income	84,142	22,633
Other income (expenses), net	9,886	(383)

Income before income taxes	94,028	22,250
Income taxes and other	33,536	11,908

Net income	60,492	10,342

	Fiscal Year Ended March 31
Sony without Financial Services	2007	2008
	(Yen in millions)

Net sales and operating revenue	7,680,578	8,324,828
Costs and expenses	7,694,375	7,974,630

Operating income (loss)	(13,797)	350,198
Other income (expenses), net	27,917	100,479

Income before income taxes	14,120	450,677
Income taxes and other	(57,991)	93,373

Net income	72,111	357,304

	Fiscal Year Ended March 31
Consolidated	2007	2008
	(Yen in millions)

Financial service revenue	624,282	553,216
Net sales and operating revenue	7,671,413	8,318,198

	8,295,695	8,871,414
Costs and expenses	8,223,945	8,496,932

Operating income	71,750	374,482
Other income (expenses), net	30,287	91,835

Income before income taxes	102,037	466,317
Income taxes and other	(24,291)	96,882

Net income	126,328	369,435

All Other

During the fiscal year ended March 31, 2008, sales within All Other were comprised mainly of sales from Sony Music Entertainment (Japan) Inc. (“SMEJ”), a Japanese domestic recorded music business; Sony Music Entertainment Inc. (“SMEI”)’s music publishing business; So-net Entertainment Corporation (“So-net”), an Internet-related service business subsidiary operating mainly in Japan; and an advertising agency business in Japan. Trademark royalty income from Sony Ericsson is also included in sales and operating income of All Other.

Sales for the fiscal year ended March 31, 2008 increased by 27.1 billion yen, or 7.6 percent, to 382.2 billion yen, compared with the previous fiscal year. Of total sales, 82 percent were sales to outside customers. In terms of profit performance, operating income for All Other increased by 21.3 billion yen, or 73.9 percent from the previous fiscal year, to 50.2 billion yen.

The increase in sales is mainly due to the contribution of sales from Famous Music LLC (“Famous Music”), a U.S-based music publishing company that was acquired by Sony’s U.S.-based music publishing subsidiary Sony/ATV Music Publishing LLC (“Sony ATV”) and consolidated in the current fiscal year, the receipt of a settlement payment related to copyright infringement claims and an increase in sales at SMEJ and So-net. An increase in trademark royalty income from Sony Ericsson also contributed to the increase in sales.

Sales at SMEJ increased compared with the previous fiscal year mainly due to an increase in music download sales. Best selling albums that contributed to sales during the fiscal year included ORANGE RANGE’s ORANGE and RANGE, Ken Hirai’s FAKIN’ POP and YUI’s CAN’T BUY MY LOVE.

Sales at So-net increased compared to previous fiscal year primarily due to higher fee revenue from broadband connections, especially fiber-optic.

Operating income for All Other increased compared to the previous fiscal year, primarily due to recording a 10.0 billion yen gain on the sale of “The Sony Center am Potsdamer Platz” in Berlin, the receipt of a settlement payment related to copyright infringement claims, an increase in trademark royalty income from Sony Ericsson and an increase in operating income at So-net.

Operating income at SMEJ increased approximately 4 percent, compared with the previous fiscal year, mainly due to an increase in animation DVD sales as well as the above-mentioned increase in music download sales.

Part of the gain on the sale of a portion of Sony’s former headquarters site in the amount of 2.6 billion yen was included in operating income within All Other in the previous fiscal year.

Foreign Exchange Fluctuations and Risk Hedging

During the fiscal year ended March 31, 2008, the average value of the yen was 113.3 yen against the U.S. dollar, and 160.0 yen against the euro, which was 2.4 percent higher against the U.S. dollar and 7.1 percent lower against the euro, respectively, compared with the average of the previous fiscal year.

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

Sony’s consolidated results are subject to foreign currency rate fluctuations largely because the countries where manufacturing takes place may be different from those where such products are sold. In order to reduce the risk caused by such fluctuations, Sony employs derivatives, including foreign exchange forward contracts and foreign currency option contracts, in accordance with a consistent risk management strategy. Such derivatives are used primarily to mitigate the effect of foreign currency exchange rate fluctuations on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies.

Sony Global Treasury Services Plc (“SGTS”) in London provides integrated treasury services for Sony Corporation and its subsidiaries. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS for hedging their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. The concentration of foreign exchange exposures at SGTS means that, in effect, SGTS hedges most of the net foreign exchange exposure of Sony Corporation and its subsidiaries. SGTS in turn enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of the transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures on average three months before the actual transactions take place. However, in certain cases SGTS partially hedges the projected exposures one month before the actual transactions take place when business requirements such as shorter production-sales cycles for certain products arise. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment. In the Financial Services segment, Sony uses derivatives for Asset Liability Management (“ALM”) and trading.

To minimize the adverse effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segment, Sony seeks, when appropriate, to localize material and parts procurement, design, and manufacturing operations in areas outside of Japan.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2007 and 2008, these cash flow hedges were fully effective. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in Other Income and Expenses. The notional amounts of foreign exchange forward contracts, currency option contracts purchased and currency option contracts written as of March 31, 2008 were 2,019.8 billion yen, 215.7 billion yen and 25.9 billion yen, respectively.

Operating Results for the Fiscal Year Ended March 31, 2007 compared with the Fiscal Year Ended March 31, 2006

Overview

Sony’s sales for the fiscal year ended March 31, 2007 increased 10.5 percent compared with the previous fiscal year. Sales within the Electronics segment, the Game segment and the Pictures segment increased while Financial Services revenue decreased. In the Electronics segment, although there was a decline in sales of such products as CRT televisions, sales to outside customers increased 13.5 percent compared with the previous fiscal year mainly due to an increase in sales of LCD televisions. Sales within the Game segment increased 6.1 percent compared to the previous fiscal year as a result of the launch of PS3 in Japan, North America and Europe. In the Pictures segment, sales increased 29.5 percent compared to the previous fiscal year due to higher worldwide theatrical and home entertainment revenue from films released in the fiscal year ended March 31, 2007 as compared to those released in the previous fiscal year. Revenues decreased 12.6 percent within the Financial Services segment primarily due to lower valuation gains in the general account and the separate account at Sony Life, compared to the previous fiscal year, when there was a significant increase in the Japanese stock market.

Operating income decreased 68.3 percent compared with the previous fiscal year. Operating income for the previous fiscal year included a one time net gain of 73.5 billion yen resulting from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund, of which 64.5 billion yen was recorded within the Electronics segment. During the fiscal year ended March 31, 2007, Sony recorded a 51.2 billion yen provision related to recalls by Dell Inc., Apple Inc. and Lenovo, Inc. of notebook computer battery packs that used lithium-ion battery cells manufactured by Sony and the subsequent global replacement program initiated by Sony for certain notebook computer battery packs used by Sony and several other notebook computer manufacturers that used lithium-ion battery cells manufactured by Sony. Despite the recording of this provision, operating income within the Electronics segment increased 1,720.1 percent mainly as a result of an increase in sales to outside customers and the positive impact from the depreciation of the yen versus the U.S. dollar and the euro. In the Game segment, an operating loss was recorded in the fiscal year ended March 31, 2007 as a result of the sale of PS3 at strategic price points lower than its production cost during the introductory period. In the Pictures segment, operating income increased 55.7 percent compared with the previous fiscal year due to strong worldwide theatrical and home entertainment revenue on feature films released in the current fiscal year. In the Financial Services segment, operating income decreased 55.3 percent compared with the previous fiscal year as a result of decreased valuation gains from investments in the general account, including valuation gains from convertible bonds at Sony Life.

Operating income for the fiscal year ended March 31, 2007 included a gain on the sale of a portion of the site of Sony’s former headquarters in the amount of 21.7 billion yen, of which 2.6 billion yen was recorded within All Other and the remaining amount was recorded in “Corporate.”

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

Due to the worldwide market shrinkage as a result of demand shift from CRT televisions to LCD and plasma televisions, Sony has been implementing a worldwide plan to rationalize CRT and CRT television production facilities and has been downsizing its business over several years. As a part of this restructuring program, in the fiscal year ended March 31, 2007, Sony recorded a non-cash impairment charge of 1.7 billion yen for CRT television manufacturing facilities located in the U.S. The impairment charge was calculated as the difference between the carrying value of the asset and the present value of estimated future cash flows. The charge was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. While continuing to manufacture and sell CRT televisions in countries and territories where demand remains, Sony is actively shifting its focus in those areas to LCD televisions. As a result, Sony planned to cease manufacturing CRTs by March 2008, after it has stockpiled a sufficient quantity for future use.

As a result of the contraction of the European rear-projection television market, Sony decided to discontinue the production of LCD rear-projection televisions in Europe. In association with this action, Sony recorded inventory writedowns and charges for supplier claims of 3.8 billion yen for the fiscal year ended March 31, 2007, with most of these expenses recorded as cost of sales in the consolidated statements of income.

In addition to the above restructuring efforts, Sony undertook headcount reduction programs to further reduce operating costs in the Electronics segment. As a result of these programs, Sony recorded restructuring charges of 9.7 billion yen for the fiscal year ended March 31, 2007, and these charges were included in selling, general and administrative expenses in the consolidated statements of income. The remaining liability balance as of March 31, 2007 was 7.2 billion yen and was fully paid as of March 31, 2008.

For more detailed information about restructuring, please refer to Note 17 of the notes to the consolidated financial statements.

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

In the Electronics segment, there was an improvement in the cost of sales ratio for several products, in particular compact digital cameras, LCD televisions and video cameras. In the Game segment, there was a deterioration in the cost of sales ratio. This deterioration was primarily the result of losses arising from the sale of PS3 at strategic price points lower than its production cost during the introductory period, as well as the recording of other charges in association with the preparation for the launch of the PS3 platform. In the Pictures segment, operating income increased due to substantially higher revenue. However, the cost of sales ratio was flat compared to the previous fiscal year due to the recording of production expenses associated with several new network television shows in the television business during the fiscal year ended March 31, 2007 and the absence of a licensing agreement extension for Wheel of Fortune, which was recognized in the previous fiscal year.

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

Personnel-related costs in selling, general and administrative expenses increased by 54.4 billion yen compared with the previous fiscal year mainly due to the recording of a gain resulting from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund in the fiscal year ended March 31, 2006. In addition, advertising and publicity expenses for the fiscal year ended March 31, 2007 increased by 86.0 billion yen compared with the previous fiscal year primarily due to increased advertising and publicity expenses within the Pictures segment.

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

Operating Income

Operating income for the fiscal year ended March 31, 2007 decreased by 154.7 billion yen, or 68.3 percent, to 71.8 billion yen compared with the previous fiscal year. The operating income margin decreased from 3.0 percent to 0.9 percent. In descending order by amount of financial impact, the Electronics segment, Financial Services segment, the Pictures segment and All Other contributed to operating income. On the other hand, an operating loss was recorded within the Game segment primarily due to losses arising from the sale of PS3 at strategic price points lower than its production cost during the introductory period, as well as the recording of other charges in association with the preparation for the launch of the PS3 platform. For a further breakdown of operating income (loss) for each segment, please refer to “Operating Performance by Business Segment” below.

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

The gain on change in interest in subsidiaries and equity investees decreased by 29.3 billion yen, or 48.2 percent compared to the previous fiscal year, to 31.5 billion yen. During the fiscal year ended March 31, 2007, there was a gain recorded on the sale of a portion of the stock held in StylingLife. However, the total gain on change in ownership interests declined as Sony recorded a gain on change in interest of 60.8 billion yen in the previous fiscal year resulting from the initial public offering of So-net, and the sale of a portion of the stock held in both Monex Beans Holdings, Inc., and So-net M3 Inc., a consolidated subsidiary of So-net.

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

Income Taxes

During the fiscal year ended March 31, 2007, Sony recorded 53.9 billion yen of income taxes at an effective tax rate of 52.8 percent. This effective tax rate exceeded the Japanese statutory tax rate as a result of losses recorded by certain overseas subsidiaries with tax rates that are lower than the rate in Japan. The effective tax rate was 61.6 percent in the previous fiscal year and exceeded the Japanese statutory tax rate due to additional valuation allowances recorded against deferred tax assets by Sony Corporation and several of Sony’s Japanese and overseas consolidated subsidiaries due to continued losses recorded by these entities and the recording of an additional tax provision for the undistributed earnings of overseas subsidiaries.

Results of Affiliated Companies Accounted for under the Equity Method

Equity in net income of affiliated companies during the fiscal year ended March 31, 2007 was 78.7 billion yen, an increase of 65.5 billion yen, or 496.9 percent compared to the previous fiscal year. Equity in net income of affiliated companies reported for Sony Ericsson was 85.3 billion yen, an increase of 56.3 billion yen compared to the previous fiscal year, due to the increase in sales of hit models such as “Walkman®” and “Cyber-shot” phones. Sony recorded equity in net income of 5.0 billion yen for SONY BMG, a decrease of 0.8 billion yen compared to the previous fiscal year. Although there was a favorable impact due to an industry-related legal settlement, a year-on-year reduction in restructuring charges, and reductions in overhead costs from continued restructuring, sales declined due to the accelerated decline in the worldwide physical music market. Sony recorded equity in net income of 6.4 billion yen (before the elimination of unrealized intercompany profits of 1.4 billion yen), a 13.6 billion yen improvement compared to the prior fiscal year, for S-LCD, a joint-venture with Samsung for the manufacture of TFT LCD panels. Sony recorded equity in net loss of 18.9 billion yen for MGM, an increase in the amount of equity in net loss of 2.0 billion yen compared to the previous fiscal year. The equity in net loss for MGM included non-cash interest expense of 9.6 billion yen on cumulative preferred stock compared to 6.0 billion yen of non-cash interest expense on cumulative preferred stock recorded in the previous fiscal year.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

In the fiscal year ended March 31, 2007, minority interest in income of consolidated subsidiaries of 0.5 billion yen was recorded compared to minority interest in loss of 0.6 billion yen in the previous year.

Net Income

Net income for the fiscal year ended March 31, 2007 increased by 2.7 billion yen, or 2.2 percent, to 126.3 billion yen compared with the previous fiscal year. Despite the decrease in income before income taxes, net income increased mainly due to the decrease of income taxes and an increase in equity in net income of affiliated companies. As a percentage of sales, net income decreased from 1.6 percent to 1.5 percent. Return on stockholders’ equity decreased from 4.1 percent to 3.8 percent. (This ratio is calculated by dividing net income by the simple average of stockholders’ equity at the end of the previous fiscal year and at the end of the fiscal year ended March 31, 2007.)

Basic net income per share was 126.15 yen compared with 122.58 yen in the previous fiscal year, and diluted net income per share was 120.29 yen compared with 116.88 yen in the previous fiscal year. Refer to Notes 2 and 21 of the notes to the consolidated financial statements.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 24 of the notes to the consolidated financial statements.

Business Segment Information

	Fiscal Year Ended
	March 31
	2006	2007	Percent change
	(Yen in billions)

Sales and operating revenue
Electronics	5,190.2	6,072.4	+17.0%
Game	958.6	1,016.8	+6.1
Pictures	745.9	966.3	+29.5
Financial Services	743.2	649.3	−12.6
All Other	411.5	355.1	−13.7
Elimination	(538.9)	(764.2)	—

Consolidated	7,510.6	8,295.7	+10.5

	Fiscal Year Ended
	March 31
	2006	2007	Percent change
	(Yen in billions)

Operating income (loss)
Electronics	8.8	160.5	+1,720.1%
Game	8.7	(232.3)	—
Pictures	27.4	42.7	+55.7
Financial Services	188.3	84.1	−55.3
All Other	18.8	28.9	+53.3

Sub-Total	252.2	83.9	−66.7
Elimination and unallocated corporate expenses	(25.7)	(12.2)	—

Consolidated	226.4	71.8	−68.3

Electronics

Sales and operating revenue for the fiscal year ended March 31, 2007 increased 882.2 billion yen, or 17.0 percent, to 6,072.4 billion yen compared with the previous fiscal year. Operating income increased by 151.7 billion yen, or 1,720.1 percent, to 160.5 billion yen compared with the previous fiscal year and the operating income to sales ratio increased from 0.2 percent to 2.6 percent. Sales to outside customers on a yen basis increased 13.5 percent compared to the previous fiscal year. Regarding sales to outside customers by geographical area, sales increased by 7 percent in Japan, by 9 percent in the U.S., by 24 percent in Europe, and by 14 percent in Other Areas.

In Japan, there was a significant increase in the sales of mobile phones, principally to Sony Ericsson, and LCD televisions, while sales decreased for DVD-Video recorders, PCs and CRT televisions. In the U.S., sales of LCD televisions significantly increased, while sales decreased for rear-projection and CRT televisions. In Europe, sales increased for LCD televisions and PCs, while sales declined for CRT televisions and home-use video cameras. In Other Areas, sales of LCD televisions and compact digital cameras increased, while sales of mobile phones, primarily to Sony Ericsson, and CRT televisions decreased. The decrease in sales of mobile phones was due to the impact of the deconsolidation resulting from the transfer to Sony Ericsson of the stock of a Chinese subsidiary that mainly assembled mobile phones in the previous fiscal year.

Performance by Product Category

Sales and operating revenue by product category discussed below represent sales to outside customers, which do not include intersegment transactions. Refer to Note 24 of the notes to the consolidated financial statements.

“Audio” sales decreased by 13.3 billion yen, or 2.5 percent, to 522.9 billion yen. Sales of flash memory and hard drive digital audio players decreased due to a change in model mix, as unit shipments of approximately 4.5 million units were flat compared to the previous fiscal year. In addition, there was a significant decrease in sales of both CD and MiniDisc (“MD”) format headphone stereos due to a shift in market demand. However, car audio and home audio sales increased.

“Video” sales increased by 121.8 billion yen, or 11.9 percent, to 1,143.1 billion yen. Sales of compact digital cameras increased in Japan, the U.S. and Europe. Worldwide shipments of compact digital cameras increased by approximately 3.5 million units to approximately 17.0 million units. Sales of DVD recorders decreased as worldwide shipments decreased by approximately 150,000 units to approximately 1.85 million units. Worldwide shipments of home-use video cameras decreased by approximately 150,000 units to approximately 7.45 million units. DVD-Video player unit shipments decreased by approximately 100,000 units to approximately 7.9 million units.

“Televisions” sales increased by 299.2 billion yen, or 32.2 percent, to 1,227.0 billion yen. There was a significant increase in worldwide sales of LCD televisions, as worldwide shipments of LCD televisions increased by approximately 3.5 million units, to approximately 6.3 million units. Sales of LCD rear-projection televisions decreased significantly as a result of declining sales prices, despite an increase in worldwide shipments of approximately 50,000 units, as compared to the previous fiscal year, to approximately 1.10 million units. There was also a significant decrease in worldwide sales of CRT televisions, primarily as a result of a decrease in worldwide shipments of CRT televisions by approximately 2.1 million units to approximately 4.7 million units.

“Information and Communications” sales increased by 107.9 billion yen, or 12.8 percent, to 950.5 billion yen. Sales of PCs increased due to strong sales in Europe and Other Areas. Worldwide unit shipments of PCs increased approximately 300,000 units to approximately 4.0 million units. Sales of broadcast- and professional-use products increased as a result of favorable sales of high-definition related products.

“Semiconductors” sales increased by 33.5 billion yen, or 19.5 percent, to 205.8 billion yen. The increase was due to an increase in sales of CCDs and CMOS image sensors.

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

“Other” sales increased by 45.9 billion yen, or 9.3 percent, to 541.2 billion yen. This increase was the result of an increase in sales of mobile phones, primarily to Sony Ericsson.

In the Electronics segment, cost of sales for the fiscal year ended March 31, 2007 increased by 597.7 billion yen, or 12.5 percent to 4,782.2 billion yen compared with the previous fiscal year. The cost of sales ratio improved by 1.9 percentage points to 78.8 percent compared to 80.6 percent in the previous fiscal year. There was also an improvement in the cost of sales ratio for such products as compact digital cameras, LCD televisions and home-use video cameras, although the cost of sales ratio deteriorated for products such as LCD rear-projection televisions due to sales price reductions associated with severe sales competition in North America. Restructuring charges recorded in cost of sales amounted to 12.6 billion yen, a decrease of 11.2 billion yen compared with the 23.8 billion yen recorded in the previous fiscal year. Research and development costs increased 22.2 billion yen, or 5.3 percent, from 418.1 billion yen in the previous fiscal year to 440.4 billion yen.

Selling, general and administrative expenses increased by 173.1 billion yen, or 15.7 percent to 1,106.2 billion yen compared with the previous fiscal year. A provision of 51.2 billion yen was recorded for the fiscal year ended March 31, 2007 for recalls by Dell Inc., Apple Inc. and Lenovo, Inc. of notebook computer battery packs that used lithium-ion batteries manufactured by Sony as well as the subsequent global replacement program initiated by Sony for certain notebook computer battery packs used by Sony and several other notebook computer manufacturers that used lithium-ion battery cells manufactured by Sony. Also, an additional provision was recorded due to the expansion of models subject to free repairs and an extension of the repair period for Sony products and the products of other companies that are equipped with Sony CCDs. Results for the Electronics segment were also negatively impacted by an adjustment to reflect a more accurate method of calculating the provision for free repairs of Sony CCDs, which had the effect of further increasing the provision. Although there was a reversal of a portion of provisions related to the resolution of certain patent claims recorded in prior periods, this reversal was more than offset by the negative impact of the recording of certain provisions for outstanding legal proceedings including the European Commission’s investigation in connection with professional videotape claims. Finally, a 64.5 billion yen gain recorded as a result of the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund was included in the previous fiscal year. Total selling, general and administrative expenses increased because the cumulative impact of the above-mentioned items exceeded the decrease in restructuring charges that were recorded in selling, general and administrative expenses for the fiscal year ended March 31, 2007. Of the restructuring charges recorded in the Electronics segment, the amount recorded in selling, general and administrative expenses decreased by 35.5 billion yen from 49.5 billion yen in the previous fiscal year to 14.0 billion yen. Of the restructuring charges recorded in selling, general and administrative expenses, the amount recorded for headcount reductions, including reductions through the early retirement program, was 9.7 billion yen, a decrease of 35.4 billion yen compared with the previous fiscal year. The ratio of selling, general and administrative expenses to sales increased 0.2 percentage points from the 18.0 percent recorded in the previous fiscal year to 18.2 percent.

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

The amount of operating income recorded in the Electronics segment for the fiscal year ended March 31, 2007, increased significantly due to an increase in sales to outside customers and the positive impact of the depreciation of the yen. This result is in spite of the above-mentioned recording by Sony of a 51.2 billion yen provision that relates to recalls of notebook computer battery packs and the subsequent global replacement program and the recording of an additional provision related to free repairs of Sony CCDs. The operating income from the previous year included a 64.5 billion yen gain that was recorded as a result of the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund. Regarding profit performance by product, excluding restructuring charges and the impact of the net gain resulting from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund, compact digital cameras and LCD televisions, which experienced favorable sales, and video cameras, which experienced an increase in sales of high value-added models, contributed to the increase in the operating income of the segment.

Manufacturing by Geographic Area

Slightly more than 50 percent of the Electronics segment’s total annual production during the fiscal year ended March 31, 2007 took place in Japan, including the production of compact digital cameras, video cameras, LCD televisions, PCs, semiconductors and components such as batteries and Memory Sticks. Approximately 60 percent of the annual production in Japan was destined for other regions. China accounted for slightly more than 10 percent of total annual production, approximately 80 percent of which was destined for other regions. Asia, excluding Japan and China, accounted for approximately 10 percent of total annual production, with approximately 60 percent destined for Japan, the U.S. and Europe. The Americas and Europe together accounted for the remaining balance of approximately 25 percent of total annual production, most of which was destined for local distribution and sale.

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

Overall hardware sales increased as a result of the launch of PS3 in Japan, North America and Europe. However, the sales of PS2 and PSP declined due to lower unit sales compared with the previous fiscal year, and also because of a price reduction of PS2. On the other hand, overall software sales decreased as a result of lower PS2 software sales, despite an increase in PSP software sales, as well as the contribution from PS3 software sales, compared to the previous fiscal year.

Total worldwide unit sales of hardware and software were as follows:

Worldwide hardware unit sales (decrease compared to the previous fiscal year):*

à PS2:	14.71 million units (a decrease of 1.83 million units)
à PSP:	9.53 million units (a decrease of 2.35 million units)
à PS3:	3.61 million units

Worldwide software unit sales (increase/decrease compared to the previous fiscal year):*/**

à PS2:	193.5 million units (a decrease of 30.8 million units)
à PSP:	54.7 million units (an increase of 13.0 million units)
à PS3:	13.3 million units

* For the fiscal year ended March 31, 2008, the method of reporting hardware and software unit sales has been changed from production shipments to recorded sales. In accordance with this change, the numbers for the fiscal years ended March 31, 2006 and 2007 have been restated.

** Including those both from Sony and third parties under Sony licenses.

Operating performance deteriorated significantly compared with the previous fiscal year. This deterioration was primarily the result of the loss arising from the sale of PS3 at strategic price points lower than its production cost during the introductory period, as well as the recording of other charges in association with the preparation for the launch of the PS3 platform. Operating income for the PS2 business decreased due to a decrease in software sales while operating income in the PSP business increased primarily due to continued cost reductions in hardware production. A write-down of PS3-related inventory of 81.4 billion yen was recorded in the fiscal year ended March 31, 2007 compared with a write-down of 25.0 billion yen recorded in the previous fiscal year.

The cost of sales to sales ratio deteriorated 22.4 percentage points, from 80.4 percent in the previous fiscal year, to 102.8 percent and the ratio of selling, general and administrative expenses to sales increased 1.3 percentage points from 18.7 percent in the previous fiscal year, to 20.0 percent for the reasons mentioned above for the decrease in operating income.

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

On a U.S. dollar basis, sales for the fiscal year in the Pictures segment increased approximately 26 percent and operating income increased by approximately 53 percent. Sales increased significantly due to higher worldwide theatrical and home entertainment revenue from films released in the fiscal year ended March 31, 2007, as compared to those released in the previous fiscal year. Major films released in the fiscal year that contributed to both theatrical and home entertainment revenue included The Da Vinci Code, Casino Royale, Click, Talladega Nights: The Ballad of Ricky Bobby and The Pursuit of Happyness. Sales for the fiscal year release slate increased approximately 1.8 billion U.S. dollars as compared to the previous fiscal year. Television product revenues increased by approximately 160 million U.S. dollars primarily as a result of higher advertising and subscription sales from several international channels.

Operating income for the segment increased significantly, primarily due to the performance of films released in the fiscal year ended March 31, 2007. Operating loss from the current fiscal year release slate decreased approximately 530 million U.S. dollars as compared to the previous year’s release slate due to the same factors contributing to the increase in film revenue noted above. Partially offsetting this was a decrease in operating income of 98 million U.S. dollars for television product primarily due to the recording of production and marketing expenses in the current fiscal year associated with several new network and made-for-syndication television shows, combined with the absence of a licensing agreement extension for Wheel of Fortune, which was recognized in the previous fiscal year. Results for the Pictures segment were also negatively impacted by an adjustment to increase its reserve for returns of home entertainment catalog product.

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

At Sony Finance, overall revenue decreased and the operating loss increased primarily due to decreases in revenue and profit at leasing and installment businesses. However, revenue increased in the credit card business, which resulted in a decrease in the operating loss recorded for that business.

Information of Operations Separating Out the Financial Services Segment (Unaudited)

The following charts show Sony’s unaudited information of operations for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without Financial Services and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and all other segments excluding Financial Services are eliminated in the consolidated figures shown below.

	Fiscal Year Ended March 31
Financial Services	2006	2007
	(Yen in millions)

Financial service revenue	743,215	649,341
Financial service expenses	554,892	565,199

Operating income	188,323	84,142
Other income (expenses), net	24,522	9,886

Income before income taxes	212,845	94,028
Income taxes and other	78,527	33,536

Net income	134,318	60,492

	Fiscal Year Ended March 31
Sony without Financial Services	2006	2007
	(Yen in millions)

Net sales and operating revenue	6,799,068	7,680,578
Costs and expenses	6,762,194	7,694,375

Operating income (loss)	36,874	(13,797)
Other income (expenses), net	36,610	27,917

Income before income taxes	73,484	14,120
Income taxes and other	84,186	(57,991)

Net income (loss)	(10,702)	72,111

	Fiscal Year Ended March 31
Consolidated	2006	2007
	(Yen in millions)

Financial service revenue	720,566	624,282
Net sales and operating revenue	6,790,031	7,671,413

	7,510,597	8,295,695
Costs and expenses	7,284,181	8,223,945

Operating income	226,416	71,750
Other income (expenses), net	59,913	30,287

Income before income taxes	286,329	102,037
Income taxes and other	162,713	(24,291)

Net income	123,616	126,328

All Other

During the fiscal year ended March 31, 2007, sales within All Other were comprised mainly of sales from SMEJ, a Japanese domestic recorded music business; SMEI’s music publishing business; So-net, an Internet-related service business subsidiary operating mainly in Japan; and an advertising agency business in Japan. In June 2006, Sony Corporation sold 51 percent of the stock of StylingLife, a holding company comprised of six retail businesses within Sony previously included within All Other, to a wholly-owned subsidiary of Nikko Principal Investments Japan Ltd. Sony Corporation sold additional shares of StylingLife in December 2006, and currently holds approximately 23 percent of the total outstanding stock in StylingLife.

Sales for the fiscal year ended March 31, 2007 decreased by 56.4 billion yen, or 13.7 percent, to 355.1 billion yen, compared with the previous fiscal year. During the fiscal year, the sales decrease within All Other reflects the deconsolidation of the six retail businesses noted above after the sale of a majority of the stock of StylingLife. Of total segment sales, 81 percent were sales to outside customers. In terms of profit performance, operating income for All Other increased from 18.8 billion yen in the previous fiscal year to 28.9 billion yen.

Sales at SMEJ declined mainly due to lower intersegment sales in association with the transfer of business activity relating to Sony’s disc custom press business, which was carried out at SMEJ during the previous fiscal year, to other segments within Sony Group. Best selling albums during the fiscal year included CHEMISTRY’s ALL THE BEST, Yuna Ito’s HEART and Angela Aki’s HOME.

Excluding sales recorded within Sony’s music business, there was a decrease in sales within All Other. This decrease was mainly due to the above-mentioned deconsolidation of Sony’s retail businesses, partially offset by an increase in sales at So-net, where there was a favorable increase in fiber optic connection service subscribers.

Regarding profit performance within All Other, operating income of 28.9 billion yen was recorded, an 10.0 billion yen increase compared to 18.8 billion yen of operating income recorded in the previous fiscal year. Operating income at SMEJ declined approximately 37 percent compared to the previous fiscal year, mainly due to a decrease in album and single sales and the recognition of a gain in the previous fiscal year resulting from the transfer to the Japanese government of the substitutional portion of Sony’s Employee Pension Fund.

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

During the fiscal year ended March 31, 2007, a gain on the sale of a portion of Sony’s former headquarters site in the amount of 2.6 billion yen was included in operating income within All Other.

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

Assets, Liabilities and Stockholders’ Equity

Assets

Total assets as of March 31, 2008 increased by 836.4 billion yen, or 7.1 percent, to 12,552.7 billion yen compared with the previous fiscal year-end. Total assets as of March 31, 2008 in all segments excluding the Financial Services segment increased by 86.9 billion yen, or 1.2 percent, to 7,185.0 billion yen compared with the previous fiscal year-end. Total assets as of March 31, 2008 in the Financial Services segment increased by 648.0 billion yen, or 13.0 percent, to 5,625.7 billion yen compared with the previous fiscal year-end.

Current Assets

Current assets as of March 31, 2008 increased by 462.9 billion yen, or 10.2 percent, to 5,009.7 billion yen compared with the previous fiscal year-end. Current assets as of March 31, 2008 in all segments, excluding the Financial Services segment, increased by 341.7 billion yen, or 9.8 percent, to 3,836.7 billion yen.

Cash and cash equivalents as of March 31, 2008 in all segments, excluding the Financial Services segment, increased 425.9 billion yen, or 81.4 percent, to 948.7 billion yen compared with the previous fiscal year-end. This was primarily due to the sale of a portion of the shares Sony Corporation held in SFH pursuant to the global initial public offering of SFH in connection with its listing on the TSE. Refer to “Cash Flows” below.

Notes and accounts receivable, trade (net of allowance for doubtful accounts and sales returns) as of March 31, 2008, excluding the Financial Services segment, decreased 259.6 billion yen, or 19.3 percent, compared with the previous fiscal year-end to 1,083.5 billion yen. This was primarily the result of a decrease in sales of PS3 near the end of the fiscal year compared with the previous fiscal year-end when PS3 had just begun shipping in Europe.

Inventories as of March 31, 2008 increased by 80.7 billion yen, or 8.6 percent, to 1,021.6 billion yen compared with the previous fiscal year-end. This increase was primarily due to an increase in Electronics segment inventory resulting from a worldwide expansion of the LCD television business. The inventory to cost of sales turnover ratio (based on the average of inventories at the end of each fiscal year and the previous fiscal year) was 1.87 months compared to 1.78 months at the end of the previous fiscal year. Sony considers this level of inventory to be appropriate in the aggregate.

Other in current assets as of March 31, 2008 in all segments, excluding the Financial Services segment, increased 175.6 billion yen, or 10.8 percent, to 1,801.5 billion yen compared with the previous fiscal year-end. This was primarily due to the recording of a receivable within the Electronics segment relating to the sale of a portion of Sony’s semiconductor operations in Nagasaki, Japan, including machinery and equipment.

Current assets as of March 31, 2008 in the Financial Services segment increased by 115.9 billion yen, or 10.6 percent, to 1,205.1 billion yen compared with the previous fiscal year-end. This increase was primarily due to an expansion of banking businesses.

Investments and Advances

Investments and advances as of March 31, 2008 increased by 446.9 billion yen, or 11.5 percent, to 4,335.6 billion yen compared with the previous fiscal year-end.

Investments and advances as of March 31, 2008 in all segments, excluding the Financial Services segment, decreased by 104.8 billion yen, or 16.8 percent, to 518.5 billion yen. This was primarily due to the receipt of a capital redemption payment and dividends from Sony Ericsson.

Investments and advances as of March 31, 2008 in the Financial Services segment increased by 532.0 billion yen, or 15.9 percent, to 3,879.9 billion yen compared with the previous fiscal year-end. This increase was primarily due to investments mainly in Japanese fixed income securities by Sony Life, which increased assets as a result of an expansion of its business, and an increase in mortgage loans outstanding at Sony Bank.

Also refer to “Investments” below.

Property, Plant and Equipment (after deduction of accumulated depreciation)

Property, plant and equipment as of March 31, 2008 decreased by 178.2 billion yen, or 12.5 percent, to 1,243.3 billion yen compared with the previous fiscal year-end.

Property, plant and equipment as of March 31, 2008 in all segments, excluding the Financial Services segment, decreased by 178.0 billion yen, or 12.9 percent, to 1,204.8 billion yen compared with the previous fiscal year-end.

Capital expenditures (additions to property, plant and equipment) for the fiscal year ended March 31, 2008 decreased by 78.4 billion yen, or 18.9 percent, to 335.7 billion yen compared with the previous fiscal year. Capital expenditures in the Electronics segment decreased by 44.8 billion yen, or 12.7 percent, to 306.7 billion yen. Of this amount, approximately 90 billion yen was used for capital expenditures in the semiconductor business, including CCDs and CMOS imaging sensors. Capital expenditures decreased in the Game segment by 11.1 billion yen, or 66.4 percent, to 5.6 billion yen. In the Pictures segment, capital expenditures decreased by 1.0 billion yen, or 9.5 percent to 9.9 billion yen. In All Other, which includes the part of Sony’s music business which is consolidated, 3.0 billion yen of capital expenditures were recorded, a decrease of 2.7 billion yen, or 47.4 percent compared with the previous fiscal year.

Other changes resulting in a decrease in property, plant and equipment as of March 31, 2008 compared to March 31, 2007 include the sale of a portion of Sony’s semiconductor operations in Nagasaki, including machinery and equipment, “The Sony Center am Potsdamer Platz” in Berlin and a portion of the site of Sony’s former headquarters.

Property, plant and equipment as of March 31, 2008 in the Financial Services segment decreased by 0.2 billion yen, or 0.4 percent, to 38.5 billion yen compared with the previous fiscal year-end. Capital expenditures in the Financial Services segment decreased by 0.5 billion yen, or 6.7 percent, to 6.4 billion yen compared with the previous fiscal year.

Consolidated capital expenditures for the fiscal year ending March 31, 2009 are expected to increase 28 percent to 430 billion yen primarily within the Electronics segment. For the Electronics segment, capital expenditures in the semiconductor business during the fiscal year are expected to increase by approximately 20 billion yen to approximately 110 billion yen due to an increase in the amount invested in image sensors.

Other Assets

Other assets as of March 31, 2008 increased by 109.2 billion yen, or 7.0 percent, to 1,659.8 billion yen compared with the previous fiscal year end. Deferred tax assets as of March 31, 2008 decreased by 18.3 billion yen, or 8.4 percent, to 198.7 billion yen compared with the previous fiscal year end.

Liabilities

Total current and long-term liabilities as of March 31, 2008 increased by 504.1 billion yen, or 6.1 percent, to 8,810.8 billion yen compared with the previous fiscal year-end. Total current and long-term liabilities as of March 31, 2008 in all segments, excluding the Financial Services segment, decreased by 173.4 billion yen, or 4.2 percent, to 3,967.5 billion yen. Total current and long-term liabilities in the Financial Services segment as of March 31, 2008 increased by 646.7 billion yen, or 14.9 percent, to 4,984.4 billion yen compared with the previous fiscal year-end.

Current Liabilities

Current liabilities as of March 31, 2008 increased by 471.5 billion yen, or 13.3 percent, to 4,023.4 billion yen compared with the previous fiscal year-end. Current liabilities as of March 31, 2008 in all segments excluding the Financial Services segment increased by 57.9 billion yen, or 2.2 percent, to 2,698.5 billion yen.

Short-term borrowings and the current portion of long-term debt as of March 31, 2008 in all segments, excluding the Financial Services segment, increased by 258.5 billion yen, or 319.4 percent, to 339.5 billion yen compared with the previous fiscal year-end. This was principally due to the change from long-term to current liabilities of the 250 billion yen tranche of bonds with stock acquisition rights which will come due during the fiscal year ending March 31, 2009.

Notes and accounts payable, trade as of March 31, 2008 in all segments, excluding the Financial Services segment, decreased by 261.0 billion yen, or 22.4 percent, to 906.3 billion yen compared with the previous fiscal year-end. This was primarily due to the same reason for the decrease in notes and accounts receivable, trade, discussed above: a decrease in sales of PS3 near the end of the fiscal year compared with the previous fiscal year-end when PS3 had just begun shipping in Europe.

Current liabilities as of March 31, 2008 in the Financial Services segment increased by 405.5 billion yen, or 42.4 percent, to 1,363.0 billion yen, mainly due to an increase in deposits from customers at Sony Bank.

Long-term Liabilities

Long-term liabilities as of March 31, 2008 increased by 32.6 billion yen, or 0.7 percent, to 4,787.4 billion yen compared with the previous fiscal year-end.

Long-term liabilities as of March 31, 2008 in all segments, excluding the Financial Services segment, decreased by 231.4 billion yen, or 15.4 percent, to 1,269.0 billion yen. In addition, long-term debt as of March 31, 2008 in all segments, excluding the Financial Services segment, decreased by 274.3 billion yen, or 29.6 percent, to 651.0 billion yen. This was primarily due to the change to current liabilities of the bonds with stock acquisition rights described above.

Long-term liabilities as of March 31, 2008 in the Financial Services segment increased by 241.2 billion yen, or 7.1 percent, to 3,621.4 billion yen. This was primarily due to an increase in insurance-in-force at Sony Life.

Total Interest-bearing Debt

Total interest-bearing debt as of March 31, 2008 decreased by 12.3 billion yen, or 1.1 percent, to 1,084.2 billion yen, compared with the previous fiscal year-end. Total interest-bearing debt as of March 31, 2008 in all segments, excluding the Financial Services segment, decreased by 15.7 billion yen, or 1.6 percent, to 990.5 billion yen.

Stockholders’ Equity

Stockholders’ equity as of March 31, 2008 increased by 94.4 billion yen, or 2.8 percent, to 3,465.1 billion yen compared with the previous fiscal year-end. Retained earnings increased 339.9 billion yen, or 19.8 percent, to 2,059.4 billion yen compared with the previous fiscal year-end, primarily due to net income of 369.4 billion yen. Unfavorable foreign currency translation adjustments of 212.5 billion yen, dividends declared of 25.1 billion yen and pension liability adjustments of 26.1 billion yen decreased shareholders’ equity by a total of 263.7 billion yen.

The ratio of stockholders’ equity to total assets decreased 1.2 percentage points compared to the end of the previous fiscal year, from 28.8 percent to 27.6 percent.

Information of Financial Position Separating Out the Financial Services Segment (Unaudited)

The following charts show Sony’s unaudited information of financial position for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without Financial Services and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and all other segments excluding Financial Services are eliminated in the consolidated figures shown below.

Financial Services

	March 31
	2007	2008
	(Yen in millions)

ASSETS
Current assets:
Cash and cash equivalents	277,048	137,721
Marketable securities	490,237	424,709
Notes and accounts receivable, trade	29,163	14,143
Other	292,806	628,546

	1,089,254	1,205,119
Investments and advances	3,347,897	3,879,877
Property, plant and equipment	38,671	38,512
Other assets:
Deferred insurance acquisition costs	394,117	396,819
Other	107,703	105,332

	501,820	502,151

	4,977,642	5,625,659

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	48,688	44,408
Notes and accounts payable, trade	13,159	16,376
Deposits from customers in the banking business	752,367	1,144,399
Other	143,245	157,773

	957,459	1,362,956
Long-term liabilities:
Long-term debt	129,484	111,771
Accrued pension and severance costs	8,773	8,034
Future insurance policy benefits and other	3,037,666	3,298,506
Other	204,317	203,096

	3,380,240	3,621,407
Minority interest in consolidated subsidiaries	5,145	919
Stockholders’ equity	634,798	640,377

	4,977,642	5,625,659

Sony without Financial Services

	March 31
	2007	2008
	(Yen in millions)

ASSETS
Current assets:
Cash and cash equivalents	522,851	948,710
Marketable securities	3,078	3,000
Notes and accounts receivable, trade	1,343,128	1,083,489
Other	1,625,914	1,801,468

	3,494,971	3,836,667
Film costs	308,694	304,243
Investments and advances	623,342	518,536
Investments in Financial Services, at cost	187,400	116,843
Property, plant and equipment	1,382,860	1,204,837
Other assets	1,100,795	1,203,849

	7,098,062	7,184,975

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	80,944	339,485
Notes and accounts payable, trade	1,167,324	906,281
Other	1,392,333	1,452,756

	2,640,601	2,698,522
Long-term liabilities:
Long-term debt	925,259	650,969
Accrued pension and severance costs	164,701	223,203
Other	410,354	394,779

	1,500,314	1,268,951
Minority interest in consolidated subsidiaries	32,808	37,509
Stockholders’ equity	2,924,339	3,179,993

	7,098,062	7,184,975

Consolidated

	March 31
	2007	2008
	(Yen in millions)

ASSETS
Current assets:
Cash and cash equivalents	799,899	1,086,431
Marketable securities	493,315	427,709
Notes and accounts receivable, trade	1,369,777	1,090,285
Other	1,883,732	2,405,238

	4,546,723	5,009,663
Film costs	308,694	304,243
Investments and advances	3,888,736	4,335,648
Property, plant and equipment	1,421,531	1,243,349
Other assets:
Deferred insurance acquisition costs	394,117	396,819
Other	1,156,561	1,263,017

	1,550,678	1,659,836

	11,716,362	12,552,739

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	95,461	355,103
Notes and accounts payable, trade	1,179,694	920,920
Deposits from customers in the banking business	752,367	1,144,399
Other	1,524,330	1,602,945

	3,551,852	4,023,367
Long-term liabilities:
Long-term debt	1,001,005	729,059
Accrued pension and severance costs	173,474	231,237
Future insurance policy benefits and other	3,037,666	3,298,506
Other	542,691	528,632

	4,754,836	4,787,434
Minority interest in consolidated subsidiaries	38,970	276,849
Stockholders’ equity	3,370,704	3,465,089

	11,716,362	12,552,739

Investments

The following table contains available-for-sale and held to maturity securities, breaking out the unrealized gains and losses by investment category.

	March 31, 2008
				Fair
		Unrealized	Unrealized	Market
	Cost	Gain	Loss	Value
		(Yen in millions)

Financial Services Business:
Available-for-sale
Debt securities
Sony Life	2,564,845	77,456	(2,644)	2,639,657
Other	481,159	998	(10,412)	471,745
Equity securities
Sony Life	181,256	47,557	(14,513)	214,300
Other	11,452	1,036	(1,504)	10,984
Held to maturity
Debt securities
Sony Life	—	—	—	—
Other	56,737	773	(34)	57,476

Total Financial Services	3,295,449	127,820	(29,107)	3,394,162

Non-Financial Services:
Available-for-sale securities	52,935	26,992	(3,574)	76,353
Held to maturity securities	1,103	—	—	1,103

Total Non-Financial Services	54,038	26,992	(3,574)	77,456

Consolidated	3,349,487	154,812	(32,681)	3,471,618

The most significant portion of these unrealized losses relate to investments held by Sony Life and Sony Bank.

As of March 31, 2008, Sony Life had debt and equity securities which had gross unrealized losses of 2.6 billion yen and 14.5 billion yen, respectively. Of the unrealized loss amounts recorded by Sony Life, approximately 1.5 percent relate to securities being in an unrealized loss position for periods greater than 12 months as of March 31, 2008. Sony Life principally invests in debt securities in various industries. Almost all of these securities were rated “BBB” or higher by Standard & Poor’s, Moody’s or other rating agencies. The percentage of non-investment grade securities held by Sony Life represents approximately 0.2 percent of Sony Life’s total investment portfolio, while the percentage of unrealized losses that relate to those non-investment grade securities was 0.7 percent of Sony Life’s total unrealized losses as of March 31, 2008.

As of March 31, 2008, Sony Bank had debt securities which had gross unrealized losses of 10.4 billion yen. Of the unrealized loss amounts recorded by Sony Bank, approximately 60.2 percent relate to securities being in an unrealized loss position for periods greater than 12 months as of March 31, 2008. These unrealized losses related principally to Japanese government bonds. Sony Bank principally invests in Japanese national government bonds, Japanese corporate bonds and foreign bonds. Almost all of these securities were rated “BBB” or higher by Standard & Poor’s, Moody’s or other rating agencies. These unrealized losses related to numerous investments, with no single investment being in a material unrealized loss position for above-mentioned periods. In addition, there was no individual security with unrealized losses that met the test for impairment as the declines in value were observed to be small both in amounts and percentage, and therefore, the decline in value for those investments was still determined to be temporary in nature.

For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2008 (2.6 billion yen), maturity dates vary as follows:

• Within 1 year:	4.8 percent
• 1 to 5 years:	3.9 percent
• 5 to 10 years:	4.6 percent
• above 10 years:	86.7 percent

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other issued by a number of non-public companies. The aggregate carrying amount of the investments in non-public companies at March 31, 2008 was 62.1 billion yen. A non-public equity investment is valued at cost as fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other-than-temporary, the impairment of the investment is recognized immediately and the carrying value is reduced to its fair value.

For the fiscal years ended March 31, 2006, 2007 and 2008, total impairment losses were 4.0 billion yen, 7.4 billion yen and 37.1 billion yen of which 0.2 billion yen, 6.1 billion yen and 24.0 billion yen, respectively, were recorded by Sony Life in Financial Services revenue. Impairment losses other than at Sony Life in each of the three fiscal years were reflected in non-operating expenses and primarily relate to certain strategic investments in non-financial services businesses. These investments primarily relate to certain strategic investments in Japan and the U.S. with which Sony has strategic relationships for the purposes of developing and marketing new technologies. Impairment losses were recorded for each of the three fiscal years as certain companies failed to successfully develop and market such technology, resulting in the operating performance of these companies being more unfavorable than previously expected. As a result the decline in the fair value of these companies was judged as other-than-temporary. None of these impairment losses were individually material to Sony.

Upon determination that the value of an investment is impaired, the value of the investment is written down to its fair value. For publicly traded investments, fair value is determined by the closing stock price as of the date on which the impairment determination is made. For non-public investments, fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies. The impairment losses that were recorded in each of the three fiscal years related to the unique facts and circumstances of each individual investment and did not significantly impact other investments.

Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. Sony Life and Sony Bank account for approximately 84 percent and 14 percent of the investments of the Financial Services segment, respectively.

Sony Life’s fundamental policy in managing the investments of its general account assets is to maintain the soundness of its assets and build an investment portfolio capable of ensuring stable mid- to long-term returns, taking into account anticipated risks and returns and responding quickly to changes in financial market conditions and the investment environment. Moreover, Sony Life utilizes basic idea of ALM, a method of managing interest rate fluctuation risk through the comprehensive identification of differences in duration and cash flows between assets and liabilities, and considers the long-term balance between assets and liabilities in an effort to ensure stable and sustainable returns. Sony Life’s investment policy places emphasis on risk management and seeks to achieve the goals of quality, liquidity, stability and profitability. In the fiscal year ended March 31, 2008, considering the investment environment and its liabilities, Sony Life invested mainly in long-term (10 years) and super long-term (more than 10 years) Japanese government bonds. As for its investments in convertible bonds, Sony Life diversified its portfolio by responding to changes in market condition and issue status.

Sony Bank seeks to build a portfolio that will maintain the strength and stability of its financial base while ensuring profitability, taking into account appropriate risk management activities in light of the relevant risks associated with its investments. Sony Bank’s securities portfolio consists mainly of Japanese government bonds, Japanese corporate bonds and foreign bonds. In addition, Sony Bank invests in non-yen-denominated foreign bonds as a means of matching its exposure to foreign exchange risk with respect to a portion of the foreign currency deposits of its accountholders. Separately, Sony Bank also holds other non-yen-denominated foreign bonds as a means of diversifying its portfolio, and hedges the majority of those investments against foreign exchange risk by using derivative instruments. With respect to loans, Sony Bank mainly offers mortgage loans to individuals and does not have any corporate loan exposure.

Contractual obligations, commitments, and contingent liabilities

The following table summarizes Sony’s contractual obligations and major commitments as of March 31, 2008. The references to the Notes below refer to the corresponding note within the notes to the consolidated financial statements.

		Payments Due by Period
		Less than		3 to 5	After 5
	Total	1 year	1 to 3 year	year	year

	(Yen in millions)

Contractual Obligations and Major Commitments:*
Long-term debt (Note 11)
Capital lease obligations (Notes 8 and 11)	51,889	9,328	11,636	6,341	24,584
Other long-term debt (Note 11)	969,049	282,551	372,314	148,357	165,827
Minimum rental payments required under operating leases (Note 8)	189,313	42,736	57,750	29,095	59,732
Purchase commitments for property, plant and equipment and other assets (Note 23)	62,044	61,869	175	—	—
Expected cost for the production or purchase of films and television programming or certain rights (Note 23)	57,258	44,841	11,928	452	37
Partnership program contract with Fédération Internationale de Football Association (Note 23)	22,944	3,306	7,389	8,166	4,083
Gross unrecognized tax benefits** (Note 20)	282,098	666	—	—	—

*The total amount of expected future pension payments is not included in either the above table or the total amount of commitments outstanding at March 31, 2008 discussed below as such amount is not currently determinable. Sony expects to contribute approximately 34.0 billion yen to Japanese pension plans and approximately 5.0 billion yen to foreign pension plans during the fiscal year ending March 31, 2009 (Note 14).

*The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included in either the above table or the amount of commitments outstanding at March 31, 2008 discussed below as it is not foreseeable how many loans will be executed. The total unused portion of the line of credit extended under these contracts was 298.8 billion yen as of March 31, 2008 (Note 23).

*The five-year Revolving Credit Agreement with SONY BMG, which matures on August 5, 2009 and initially provided for a base commitment of 300 million U.S. dollars, which was decreased to 200 million U.S. dollars on August 5, 2007, and additional incremental borrowings of up to 150 million U.S. dollars, are not included either in the above table or the amount of commitments outstanding at March 31, 2008 discussed below as such amount is not currently determinable. Sony’s outstanding commitment under this Credit Agreement as of March 31, 2008 was 17.5 billion yen (Note 23).

A second Revolving Credit Agreement with SONY BMG, which matures on August 5, 2011 and provides for a base commitment of 138 million U.S. dollars is not included either in the above table or the amount of commitments outstanding at March 31, 2008 discussed below as such amount is not currently determinable. Sony’s outstanding commitment under this Credit Agreement as of March 31, 2008 was 13.8 billion yen (Note 23).

**The total amounts represent the liability for gross unrecognized tax benefits in accordance with FIN No. 48. Sony estimates 666 million yen of the liability is expected to be settled within one year. The settlement period for the remaining portion of the liability, which totaled 281.4 billion yen, cannot be reasonably estimated due to the uncertainty associated with the timing of settlements with the various taxing authorities.

The total amount of commitments outstanding at March 31, 2008 was 261.1 billion yen (Note 23). The commitments include major purchase obligations as shown above.

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2008, such commitments outstanding were 62.0 billion yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights therein. As of March 31, 2008, the total amount of the expected cost for the production or purchase of films and television programming or certain rights under the above commitments was 57.3 billion yen.

Sony Corporation has entered into a partnership program contract with Fédération Internationale de Football Association (“FIFA”). Through this program Sony Corporation will be able to exercise various rights as an official sponsor of FIFA events from 2007 to 2014. As of March 31, 2008, Sony Corporation has committed to make payments under such contract of 22.9 billion yen.

In order to fulfill its commitments, Sony will use cash generated by its operating activities, intra-group loans and borrowings from subsidiaries with excess funds to subsidiaries that are short of funds through its finance subsidiaries, and raise funds from the global capital markets and from banks when necessary.

The following table summarizes Sony’s contingent liabilities as of March 31, 2008.

Total Amounts of
Contingent Liabilities

Contingent Liabilities: (Note 23)	(Yen in millions )
Loan guarantees to related parties	9,762
Other	40,043

Total contingent liabilities	49,805

Off-Balance Sheet Arrangements

Sony has certain off-balance sheet arrangements that provide liquidity, capital resources and/or credit risk support.

Sony set up several accounts receivable sales programs that provide for the accelerated receipt of up to 50.0 billion yen of eligible trade accounts receivable of Sony Corporation. Through these programs, Sony can sell receivables to qualified special purpose entities owned and operated by banks. These transactions are accounted for as a sale in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, because Sony has relinquished control of the receivables. Accordingly, accounts receivable sold under these transactions are excluded from receivables in the accompanying consolidated balance sheets. Total receivables sold for the fiscal years ended March 31, 2006, 2007 and 2008 were 146.2 billion yen, 152.5 billion yen and 181.4 billion yen, respectively. Losses from these transactions were insignificant. Although Sony continues servicing the sold receivables, no servicing liabilities are recorded because costs regarding collection of the sold receivables are insignificant.

During the fiscal year ended March 31, 2008, a subsidiary of the Financial Services segment set up several receivable sales programs that provide for the accelerated receipt of up to 18.0 billion yen of eligible receivables. Through these programs, Sony can sell receivables to qualified special purpose entities owned and operated by banks. These transactions are accounted for as a sale in accordance with FAS No. 140, because Sony has relinquished control of the receivables. Accordingly, receivables sold under these transactions are excluded from receivables in the accompanying consolidated balance sheets. Total receivables sold for the fiscal year ended March

2008 were 113.8 billion yen. Losses from these transactions were insignificant. Although Sony continues servicing the sold receivables, no servicing liabilities are recorded because costs regarding collection of the sold receivables are insignificant.

Sony has, from time to time, entered into various arrangements with Variable Interest Entities (“VIEs”). In several of the arrangements in which Sony holds a significant variable interest, Sony is the primary beneficiary and therefore consolidates these VIEs. These arrangements include facilities which provide for the leasing of certain property, the financing of film production and the U.S.-based music publishing business. In addition, Sony holds a significant variable interest in VIEs in which Sony is not the primary beneficiary and therefore does not consolidate. These VIEs include the film production/co-financing arrangements noted as follows.

On December 30, 2005, a subsidiary in the Pictures segment entered into a production/co-financing agreement with a VIE to co-finance 11 films that were released over the 15 months ended March 31, 2007. The subsidiary received 376 million U.S. dollars over the term of the agreement to fund the production or acquisition cost of films (including fees and expenses). The subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE. On April 28, 2006, the subsidiary entered into a second production/co-financing agreement with a VIE to co-finance additional films. Eight films are anticipated to be released under this financing arrangement. The subsidiary will receive approximately 190 million U.S. dollars over the term of the agreement to fund the production or acquisition cost of films (including fees and expenses). Similar to the first agreement, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. As of March 31, 2008, seven co-financed films have been released by the subsidiary and 110 million U.S. dollars has been received from the VIE under this agreement. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE. On January 19, 2007, the subsidiary entered into a third production/co-financing agreement with a VIE to co-finance a majority of the films to be submitted through March 2012. The subsidiary has received a commitment from the VIE that the VIE will fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). As of March 31, 2008, no films of the subsidiary have been funded by this VIE. Similar to the first two agreements, the subsidiary is responsible for marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE.

Refer to Note 22 of the notes to the consolidated financial statements for more information on VIEs.

Cash Flows
(The fiscal year ended March 31, 2008 compared with the fiscal year ended March 31, 2007)

Operating Activities: During the fiscal year ended March 31, 2008, Sony generated 757.7 billion yen of net cash from operating activities, an increase of 196.7 billion yen, or 35.1 percent compared with the previous fiscal year. Of this total, all segments excluding the Financial Services segment generated 519.1 billion yen of net cash from operating activities, an increase of 213.5 billion yen, or 69.9 percent, compared with the previous fiscal year, and the Financial Services segment generated 242.6 billion yen of net cash from operating activities, a decrease of 13.9 billion yen, or 5.4 percent, compared with the previous fiscal year.

During the fiscal year, a variety of factors had a positive impact on operating cash flow, including the contribution of net income from the Electronics segment, after taking into account depreciation and amortization, and an increase in insurance premium revenue reflecting a steady increase in insurance-in-force at Sony Life. Partially offsetting these contributions was an increase in inventory, primarily within the Electronics segment.

Compared with the previous fiscal year, net cash provided by operating activities increased during the fiscal year mainly as a result of the increase in net income after taking into account depreciation and amortization.

Investing Activities: During the fiscal year, Sony used 910.4 billion yen of net cash in investing activities, an increase of 195.0 billion yen, or 27.3 percent, compared with the previous fiscal year. Of this total, all segments, excluding the Financial Services segment, used 14.9 billion yen of net cash in investing activities, a decrease of 416.2 billion yen, or 96.5 percent, compared with the previous fiscal year. The Financial Services segment used 873.6 billion yen in net cash, an increase of 596.9 billion yen, or 215.7 percent compared with the previous fiscal year.

During the fiscal year, semiconductor fabrication equipment was purchased and Sony ATV acquired Famous Music, a U.S.-based music publishing company. Partially offsetting these uses of net cash were proceeds from the sale of a portion of SFH shares, the sale of “The Sony Center am Potsdamer Platz” in Berlin and the sale of a portion of the site of Sony’s former headquarters. Within the Financial Services segment, payments for investments and advances, carried out primarily at Sony Life, and at Sony Bank where operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.

Compared with the previous fiscal year, net cash used in investing activities decreased significantly within all segments excluding the Financial Services segment, primarily due to the sale of a portion of SFH shares. On the other hand, net cash used in investing activities within the Financial Services segment increased significantly compared to the previous fiscal year primarily because the increase in payments for investments and advances, carried out primarily at Sony Life and Sony Bank, exceeded the increase in proceeds from the maturities of marketable securities, sales of securities investments and collections of advances compared with the previous fiscal year.

In all segments excluding the Financial Services segment, net cash provided by operating and investing activities combined was 504.2 billion yen, an increase of 629.7 billion yen as compared to net cash used of 125.5 billion yen in the previous fiscal year.

Financing Activities: During the fiscal year ended March 31, 2008, 505.5 billion yen of net cash was provided by financing activities. Of the total, 12.1 billion yen of net cash was used in financing activities within all segments excluding the Financial Services segment, a decrease of 71.7 billion yen compared to the 59.6 billion yen in net cash generated by financing activities in the previous fiscal year. This was primarily due to the fact that straight bonds were redeemed during the fiscal year.

In the Financial Services segment, as a result of an increase in policyholder accounts at Sony Life and an increase in deposits from customers in the banking business, financing activities generated 491.7 billion yen of net cash.

Accounting for all these factors and the effect of exchange rate changes, the total outstanding balance of cash and cash equivalents at the end of the fiscal year increased by 286.5 billion yen, or 35.8 percent, to 1,086.4 billion yen, compared with the end of the previous fiscal year. The total outstanding balance of cash and cash equivalents of all segments, excluding the Financial Services segment, increased by 425.9 billion yen, or 81.4 percent, to 948.7 billion yen, and for the Financial Services segment, decreased by 139.3 billion yen, or 50.3 percent, to 137.7 billion yen, compared with the end of the previous fiscal year.

Information of Cash Flows Separating Out the Financial Services Segment (Unaudited)

The following charts show Sony’s unaudited cash flow information for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without Financial Services and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and all other segments excluding the Financial Services segment are eliminated in the consolidated figures shown below.

	Fiscal Year Ended March 31
Financial Services	2007	2008
	(Yen in millions)

Net cash provided by operating activities	256,540	242,610
Net cash used in investing activities	(276,749)	(873,646)
Net cash provided by financing activities	179,627	491,709

Net increase (decrease) in cash and cash equivalents	159,418	(139,327)
Cash and cash equivalents at beginning of the fiscal year	117,630	277,048

Cash and cash equivalents at end of the fiscal year	277,048	137,721

	Fiscal Year Ended March 31
Sony without Financial Services	2007	2008
	(Yen in millions)

Net cash provided by operating activities	305,571	519,112
Net cash used in investing activities	(431,086)	(14,925)
Net cash provided by (used in) financing activities	59,598	(12,100)
Effect of exchange rate changes on cash and cash equivalents	3,300	(66,228)

Net increase (decrease) in cash and cash equivalents	(62,617)	425,859
Cash and cash equivalents at beginning of the fiscal year	585,468	522,851

Cash and cash equivalents at end of the fiscal year	522,851	948,710

	Fiscal Year Ended March 31
Consolidated	2007	2008
	(Yen in millions)

Net cash provided by operating activities	561,028	757,684
Net cash used in investing activities	(715,430)	(910,442)
Net cash provided by financing activities	247,903	505,518
Effect of exchange rate changes on cash and cash equivalents	3,300	(66,228)

Net increase in cash and cash equivalents	96,801	286,532
Cash and cash equivalents at beginning of the fiscal year	703,098	799,899

Cash and cash equivalents at end of the fiscal year	799,899	1,086,431

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

Information of Cash Flows Separating Out the Financial Services Segment (Unaudited)

The following charts show Sony’s unaudited cash flow information for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without Financial Services and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and all other segments excluding the Financial Services segment are eliminated in the consolidated figures shown below.

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

LIQUIDITY AND CAPITAL RESOURCES

(The description below covers financial basic policy and figures for Sony’s consolidated operations except for the Financial Services segment and So-net, which secure liquidity on their own. Furthermore, the Financial Services segment is described separately at the end of this section.)

An important financial objective of Sony is to maintain the strength of its balance sheet, while securing adequate liquidity for business activities.

Sony intends to continue various investments for future growth. Funding requirements that arise from its business strategy are principally covered by free cash flow generated from business operations and by cash and cash equivalents (“cash balance”); however, as needed, Sony has demonstrated the ability to procure funds from the financial and capital markets. In addition, to sustain sufficient liquidity, Sony has committed lines of credit with financial institutions, together with its cash balances.

Liquidity Management and Market Access

Sony defines its liquidity sources as the amount of cash balance (excluding restrictions on capital transfers due mainly to country regulations) and the unused amount of committed lines of credit. Sony’s basic liquidity management policy is to secure sufficient liquidity throughout the relevant fiscal year, covering such factors as 50 percent of monthly consolidated sales and repayments on debt which comes due within six months.

Sony has a total, translated into yen, of 597.2 billion yen in committed lines of credit, of which the unused amount was 597.1 billion yen as of March 31, 2008. Major committed lines of credit include a total, translated into yen, of 428.8 billion yen of Global Commitment Facilities contracted with a syndicate of global banks effective until March 2009, and a 150 billion yen committed line of credit contracted with Japanese financial institutions, effective until July 2009 where Sony Corporation and SGTS are defined as the borrowers.

Sony’s working capital needs grow significantly in the third quarter (from October to December) as a result of the general seasonality of Sony’s business. In order to meet such short-term capital requirements, SGTS maintains commercial paper (“CP”) programs for the U.S., Europe and Japan CP markets. As of March 31, 2008, the total amount to be issued under these CP programs, translated into yen, was 1,201.3 billion yen. During the fiscal year ended March 31, 2008, the largest month-end outstanding balance of CP was 200.0 billion yen in September 2007. There was no outstanding balance of CP as of March 31, 2008. Sony controls the outstanding CP amount, as part of its debt risk management, so that it does not exceed the unused amount of committed lines of credit. In addition, SGTS maintains a euro medium-term note (“MTN”) program with a program limit amount that translates into 501.0 billion yen. There was no outstanding balance as of March 31, 2008.

In the event of a downgrade in Sony’s credit ratings, even though the cost of borrowing could increase, there are no financial covenants in any of Sony’s material financial agreements that would cause an acceleration of the obligation. Furthermore, there are no restrictions on the uses of most proceeds except that some borrowings may not be used to acquire securities listed on a U.S. exchange or traded over-the-counter in the U.S., and the use of such borrowings must comply with the rules and regulations issued by authorities such as the Board of Governors of the Federal Reserve Board.

For more detailed information about short-term borrowings and long-term debt, please refer to Note 11 of the notes to the consolidated financial statements.

Ratings

Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets.

In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s Investors Service (“Moody’s”) and Standard and Poor’s Rating Services (“S&P”). In addition, Sony maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.

Sony’s current debt ratings from each agency as of June 2, 2008 are noted below:

	Moody’s	S&P	R&I
Long-term debt	A2 (Outlook: Positive)	A- (Outlook: Stable)	AA- (Outlook: Stable)
Short-term debt	P-1	A-2	a-1+

Cash Management

Sony is centralizing and working to make more efficient its global cash management activities through SGTS. The excess or shortage of cash at most of Sony’s subsidiaries is invested or funded by SGTS on a net basis, although Sony recognizes that fund transfers are limited in certain countries and geographical areas due to restrictions on capital transactions. In order to pursue more efficient cash management and in the event of surplus capital generation among Sony’s subsidiaries, uneven cash distribution is managed directly or indirectly through SGTS so that Sony can reduce unnecessary cash and cash equivalents and borrowings.

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

RESEARCH AND DEVELOPMENT

It is necessary for Sony to continue technological innovation in order to maintain group-wide growth. Sony believes that technology made possible by our research and development activities is key to the differentiation of products in existing businesses and the source of creating value in new businesses.

Research and development is focused in four key domains: a common development platform technology for home and mobile electronics, and semiconductor, device, and software technologies which are essential for product differentiation and for creating value-added products.

Research and development costs for the fiscal year ended March 31, 2008 decreased 23.4 billion yen, or 4.3 percent, to 520.6 billion yen, compared with the previous fiscal year. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) decreased from 7.1 percent to 6.3 percent. The bulk of research and development costs were incurred in the Electronics and Game segments. Expenses in the Electronics segment decreased 1.6 billion yen, or 0.4 percent, to 438.7 billion yen and expenses in the Game segment decreased 20.8 billion yen, or 21.2 percent, to 77.1 billion yen. In the Electronics segment, approximately 65 percent of expenses were for the development of new product prototypes while the remaining 35 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications and displays. In the Game segment, research and development costs decreased mainly due to the decline in costs related to PS3. Consolidated research and development costs for the fiscal year ending March 31, 2009 are expected to increase by 4 percent to 540 billion yen.

Research and development costs for the fiscal year ended March 31, 2007 increased 12.1 billion yen, or 2.3 percent, to 543.9 billion yen, compared with the previous fiscal year. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) decreased from 7.8 percent to 7.1 percent. The bulk of research and development costs were incurred in the Electronics and Game segments. Expenses in the Electronics segment increased 22.2 billion yen, or 5.3 percent, to 440.4 billion yen, whereas expenses in the Game segment decreased 10.8 billion yen, or 9.9 percent, to 97.9 billion yen. In the Electronics segment, approximately

62 percent of expenses were for the development of new product prototypes while the remaining 38 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications and displays. In the Game segment, research and development costs decreased mainly due to the completion of most of PS3’s research and development phase.

Research and development costs for the fiscal year ended March 31, 2006 increased 29.8 billion yen, or 5.9 percent, to 531.8 billion yen, compared with the previous fiscal year. The ratio of research and development costs to sales (which excludes financial service revenue) increased from 7.5 percent to 7.8 percent. The bulk of research and development costs were incurred in the Electronics and Game segments. Expenses in the Electronics segment decreased 15.2 billion yen, or 3.5 percent, to 418.1 billion yen, whereas expenses in the Game segment increased 40.2 billion yen, or 58.7 percent, to 108.7 billion yen. In the Electronics segment, approximately 64 percent of expenses were for the development of new product prototypes while the remaining 36 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications, displays and next generation optical discs. In addition, within the Game segment, there was an increase primarily of hardware-related research and development costs associated with PS3.

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

Electronics

Although the Electronics segment continues to hold a very strong position in the worldwide consumer audio visual products market, that position has become increasingly threatened as a result of the entrance of new manufacturers and distributors. These new entrants are threatening Sony’s position due to the industry shift from analog to digital technology. In the analog era, complicated functionality of electronics products was made possible through the combination of several complex parts, and Sony held a competitive advantage in the design and manufacture of those parts as a result of its accumulated expertise. In the digital era, however, complicated functionality has become concentrated in semiconductors and other key digital devices. Since these semiconductors and key devices can be mass produced, they have become readily available to new market entrants, and the functionality that once commanded a high premium has become more affordable. This has led to intense price erosion in the consumer audio visual products market. Also, Sony is exposed to the pressure of declines in selling prices as a result of a concentration of market share among a limited number of dealers and retailers. To respond to these challenges, Sony is striving to keep pace with price erosion by reducing its manufacturing and other costs. It is seeking to maintain the premium pricing it enjoys on many of its end-user products by adding functionality to those products and developing new applications and uses that appeal to the consumer. In addition, it is taking steps to increase its competitive edge by developing high value-added semiconductors and other key digital devices in-house.

Sony considers improving the profitability of the television business, which recorded a loss in the fiscal year ended March 31, 2008, as the most pressing issue facing the Electronics segment. As such during the fiscal year ended March 31, 2008, Sony decided to exit the CRT television and LCD rear-projection television businesses due to the shrinking market for these products, and concentrate management resources on the LCD television business. In order to improve profitability in the LCD television business, Sony will continue cost reduction plans through the standardization of panels and chassis and the reduction in the number of components used in production. In addition, Sony is targeting unit sales growth exceeding that of the market by continuing to focus on large-size and high value-added models, while at the same time expanding the line-up of lower priced models and actively developing emerging markets.

In anticipation of an increase in unit sales of LCD televisions, Sony recognizes the importance of a stable supply of LCD panels. S-LCD, Sony’s joint venture with Samsung, which is based in South Korea, started its 7th generation amorphous TFT LCD panel production line operation in April 2005 and has a current production capacity of 120,000 substrates of mother glass per month. S-LCD also started its 8th generation amorphous TFT LCD panel production line operation in August 2007 and has a current production capacity of 50,000 substrates per month. Furthermore, S-LCD plans to construct a new 8th generation LCD panel production line and start production during the second quarter of calendar year 2009 with an initial production capacity of 60,000 substrates per month. Also, Sony, together with Sharp Corporation (“Sharp”), signed a non-binding memorandum of intent in February 2008 to establish a joint venture to manufacture amorphous TFT LCD panels and modules on a 10th generation production line. Sony and Sharp aim to enter into legally binding joint venture documentation by September 30, 2008. Production capacity is planned to be 72,000 substrates per month. Sony plans to receive a supply of 50 percent of the LCD panels produced by S-LCD and 34 percent of the LCD panels produced by the joint venture with Sharp.

Sony has reviewed its investment policy in the semiconductor business. In the future, Sony will carefully select investments and adopt a strategy to more clearly focus on the CCDs and CMOS image sensors and television- and video-related businesses. As part of this strategy, in March 2008, Sony sold to Toshiba Corporation (“Toshiba”) production equipment for high-performance semiconductors such as the “Cell Broadband Enginetm” processor and the “RSX” graphics engine for PS3, installed in the Nagasaki Technology Center of Sony Semiconductor Kyushu Corporation. Nagasaki Semiconductor Manufacturing Corporation was established by Toshiba, Sony and Sony Computer Entertainment and commenced operations on April 1, 2008 to produce such high-performance semiconductors with the above-mentioned production equipment made available to the joint venture by Toshiba. In addition, on March 31, 2008, upon the expiration of their contract, Sony and Toshiba terminated Oita TS Semiconductor Corporation, a manufacturing joint venture located within Toshiba’s Oita Operations. Following the termination of the joint venture, Sony sold the related manufacturing equipment to Toshiba on April 1, 2008.

Game

In the Game segment, Sony will continue to strive to significantly improve the profitability of the PS3 business through an enhanced line-up of software, expansion of the platform and hardware cost reductions. At the same time, in order to expand the business domain of PS3, Sony will actively engage in the upgrade and expansion of networked service and content. As for PS2, which is in its ninth year since release, Sony expects a decrease in unit sales volume, including hardware and software, in comparison to the previous fiscal year. However, on the back of worldwide hardware expansion, there are plans for a diversified portfolio of software titles to be released, and, thus, Sony will strive to maintain the scale of this business. In addition, Sony will promote the further expansion of the PSP platform, for which hardware unit sales increased significantly compared to the previous fiscal year, by improving the breadth of software titles, functionality and services in the fiscal year ending March 31, 2009.

Pictures

In the Pictures segment, Sony faces intense competition, rising expenses, including advertising and promotion expenses, and a growing trend toward digital piracy. In addition, the DVD format is 11 years old and is showing signs of maturation. To meet these challenges, Sony is working to produce and acquire a diversified portfolio of motion pictures with broad worldwide appeal for distribution including those existing and new home entertainment formats, such as Blu-ray, and other emerging platforms, including digital download.

Financial Services

In the Financial Services segment, the value of assets accumulated by businesses has grown continuously over the past several years, resulting in a large portion (approximately 45 percent as of March 31, 2008) of Sony’s total assets being accounted for by the Financial Services segment. To strengthen asset management and risk management in parallel with this growing asset value, enhance disclosure of business details, and offer customers integrated financial services tailored to their individual needs, Sony established SFH in April 2004. SFH functions as a holding company overseeing Sony Life, Sony Assurance and Sony Bank, with the aim of increasing the synergies among these businesses.

Sony is confronted by changes in the financial services industry as a result of the deregulation and liberalization of additional insurance premiums, postal privatization, the complete lifting of the ban on the sale of insurance products by banks, and the lifting of the ban on the securities intermediary services by banks and others. Sony also faces macroeconomic challenges including Japan’s declining population, low birthrate and growing proportion of elderly citizens. In response to this changing environment, each of Sony’s financial services businesses, which are latecomers to the life insurance, non-life insurance and banking industries, make use of distinctive, individual industry-specific business models and plan to achieve further business expansion and even higher levels of customer satisfaction.

On October 11, 2007, in conjunction with the global initial public offering of shares of SFH, the shares of SFH were listed for trading on the First Section of the Tokyo Stock Exchange. This offering aimed to achieve the efficient redistribution of management resources within Sony Group as a whole, and establish SFH’s self financing, which is necessary for the further expansion of its financial businesses and independent growth. Following this global offering, SFH remains a consolidated subsidiary with Sony Corporation as the majority shareholder, holding 60 percent of shares issued by SFH.

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, Sony evaluates its estimates which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Sony considers an accounting policy to be critical if it is important to its financial condition and results, and requires significant judgment and estimates on the part of management in its application. Sony believes that the following represent its critical accounting policies.

Investments

Sony’s investments are comprised of debt and equity securities accounted for under both the cost and equity method of accounting. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings. Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of credit condition of the issuers, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities that may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of positive factors that overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is less than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors that may indicate the decline in the fair value is other-than-temporary.

The assessment of whether a decline in the value of an investment is other-than-temporary is often subjective in nature and involves certain assumptions and estimates concerning the expected operating results, business plans and future cash flows of the issuer of the security. Accordingly, it is possible that investments in Sony’s portfolio that have had a decline in value that Sony currently believes to be temporary may be determined to be other-than-temporary in the future based on Sony’s evaluation of additional information such as continued poor operating results, future broad declines in value of worldwide equity markets and the effect of worldwide interest rate fluctuations. As a result, unrealized losses recorded for investments may be recognized and reduce income in future periods.

Valuation of inventory

Sony values its inventory based on the lower of cost or market. Sony writes down inventory in an amount equal to the difference between the cost of the inventory and the net realizable value — i.e., less reasonably predictable costs of completion and disposal. However, if actual market conditions are less favorable than projected and further price decreases are needed, additional inventory write-downs may be required. Additionally, as Sony evaluates its manufacturing cost in yen while it sets its sales prices in euros and U.S. dollars for some products, Sony’s results may be negatively impacted by future exchange rate fluctuations.

Impairment of long-lived assets

Sony reviews the recoverability of the carrying value of its long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is performed using estimates of future cash flows by product category (e.g. CRT TV display) or entity (e.g. entertainment complex in the U.S.). If the carrying value of the asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value. Fair value is determined using the present value of estimated net cash flows or comparable market values.

Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets.

During the fiscal year ended March 31, 2006, Sony recorded impairment charges for long-lived assets totaling 59,762 million yen, which included 25,506 million yen for the impairment of long-lived assets of CRT TV display manufacturing facilities to be held and used in the U.S. in connection with certain restructuring activities in the Electronics segment. Fair value of these assets was determined using estimated future discounted cash flows which were based on the best information available. The impairment charge also included 8,522 million yen for the impairment of long-lived assets of Sony’s entertainment complex to be held for sale in the U.S. in connection with restructuring activities of non-core businesses in All Other. The impairment charge was based on the negotiated sales price of the complex.

During the fiscal year ended March 31, 2007, Sony recorded impairment charges for long-lived assets totaling 16,762 million yen, which included 3,572 million yen for the impairment of long-lived assets of CRT TV display manufacturing facilities to be held and used in the U.S., East Asia and Southeast Asia in connection with certain restructuring activities in the Electronics segment. Fair value of these assets was determined using estimated future discounted cash flows which were based on the best information available.

During the fiscal year ended March 31, 2008, Sony recorded impairment charges for long-lived assets totaling 19,413 million yen, which included 6,457 million for impairment of long-lived assets of LCD rear-projection television manufacturing facilities to be held and used worldwide in connection with certain restructuring activities in the Electronics segment. Fair value of these assets was determined using estimated future discounted cash flows which were based on the best information available.

Goodwill and other intangible assets

Goodwill and certain other intangible assets that are determined to have an indefinite life are not amortized and are tested annually for impairment during the fourth quarter of each fiscal year, and the assets are also tested between the annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by Sony’s management. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit (Sony’s operating segments or one level below the operating segments) with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized immediately in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Other intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

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

Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and other intangible assets in the future. In order to evaluate the sensitivity of the fair value calculations on the impairment analysis, Sony applied a hypothetical 10 percent decrease to the fair value of each reporting unit. As of March 31, 2008, a hypothetical 10 percent decrease to the fair value of each reporting unit would not have resulted in a material impact on the statement of income.

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

Sony’s principal pension plans are its Japanese pension plans. Foreign pension plans are not significant individually, to total plan assets and pension obligations.

To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 2.3 percent for its Japanese pension plans as of March 31, 2008. The discount rate was determined by using currently available information about rates of return on high-quality fixed-income investments available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments. Such available information about rates of returns is collected from Bloomberg and credit rating agencies. The 2.3 percent discount rate remains unchanged from fiscal year ended March 31, 2007 and reflects current market interest rate conditions.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of plan assets. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 3.7 percent and 4.0 percent as of March 31, 2007 and 2008 respectively. The actual loss on pension plan assets for the fiscal year ended March 31, 2008 was 8.5 percent. Actual results that differ from the expected return on plan assets are accumulated and amortized as a component of pension costs over the average future service period, thereby reducing the year-to-year volatility in pension costs. As of March 31, 2007 and 2008, Sony had net actuarial losses of 200.6 billion yen and 242.1 billion yen, respectively, including losses related to plan assets. For the fiscal year ended March 31, 2008, the net actuarial loss increased due to the difference between the actual rate of return on pension plan assets and the expected long-term rate of return on pension plan assets. The net actuarial loss reflects the overall unfavorable return on investment over the past several years and will result in an increase in pension costs as they are recognized.

Sony adopted FAS No. 158 in the financial statements for the year ended March 31, 2007. As a result, Sony recorded a pension liability adjustment for the prior service cost, net actuarial loss and obligation existing at transition totaling 9.5 billion yen as of March 31, 2007. This adjustment was established by a charge to stockholders’ equity, resulting in no impact to the accompanying consolidated statements of income. Refer to Note 14 of the notes to the consolidated financial statements for more information regarding Sony’s pension and severance plans.

The following table illustrates the effect of changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions constant, for Japanese pension plans as of March 31, 2008.

	Pre-Tax	Pension	Equity
Change in Assumption	PBO	Costs	(Net of Tax)

(Yen in billions)

25 basis point increase / decrease in discount rate	−/+25.4	−/+2.0	+/−1.2
25 basis point increase / decrease in expected return on assets	—	−/+1.2	+/−0.7

Stock-based compensation

Sony accounts for stock-based compensation using the fair value based method. Fair value is measured on the date of grant using the Black-Scholes option-pricing model. Sony estimates the forfeiture rate based on its historical experience for the stock acquisition rights plans, and recognizes this compensation expense, net of an estimated forfeiture rate, only for the stock acquisition rights expected to vest over the requisite service period. The expense is primarily included in selling, general and administrative expenses.

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

Deferred tax asset valuation

Sony records valuation allowances to reduce deferred tax assets to the amount that management believes is more likely than not to be realized. In assessing the likelihood of realization, Sony considers all currently available evidence for future years, both positive and negative, supplemented by information of historical results and future earning plans along with tax planning strategies and future reversals of existing taxable temporary differences for each tax jurisdiction. Sony also considers its ability to utilize operating loss carryforwards and tax credit carryforwards prior to expiration in each tax jurisdiction. The estimates and assumptions used in determining future taxable income are consistent with those used in Sony’s approved forecasts of future operations. However, if Sony is unable to generate sufficient future taxable income in certain jurisdictions, or if there is a significant change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, Sony could be required to reduce the amount of its deferred tax assets or increase its valuation allowances against its deferred tax assets, resulting in an increase in its effective tax rate and an adverse impact on future operating results. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized.

Although Sony Computer Entertainment Inc. (“SCEI”), Sony Computer Entertainment America Inc. (“SCEA”) and Sony Computer Entertainment Europe Limited (“SCEE”) have recorded cumulative losses in recent years, Sony concluded that it is more-likely-than-not that SCEI’s, SCEA’s and SCEE’s deferred tax assets will be fully realized based on the consideration of both positive and negative evidence, including the Game segment’s projected income from operating activities and the existence of qualifying tax-planning strategies.

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

Management bases its estimates of ultimate revenue for each film on several factors including the historical performance of similar genre films, the star power of the lead actors and actresses, the expected number of theaters at which the film will be released, anticipated performance in the home entertainment, television and other ancillary markets, and agreements for future sales. Management updates such estimates based on the actual results to date for each film. For example, a film that has resulted in lower than expected theatrical revenues in its initial weeks of release would generally have its theatrical, home entertainment and television distribution ultimate revenues adjusted downward; a failure to do so would result in the understatement of amortized film costs for the period.

Future insurance policy benefits

Liabilities for future insurance policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality, morbidity, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.00 percent to 4.90 percent. Mortality, morbidity and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are “locked-in” upon the issuance of new insurance. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Sony’s future insurance policy benefits.

Equity in net income of affiliated companies

Sony periodically reviews the presentation of its financial information to ensure that it is consistent with the way management views the consolidated operations. Since Sony considers its equity investments to be integral to its operations, effective for the fiscal year ending March 31, 2009, Sony will report equity in earnings of affiliated companies as a component of operating income.

RECENTLY ADOPTED ACCOUNTING STANDARDS

Accounting by insurance enterprises for deferred acquisition costs in connection with modifications or exchanges of insurance contracts

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued the Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts.” SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sales of Investments.” Sony adopted SOP 05-1 on April 1, 2007. The adoption of SOP 05-1 did not have a material impact on Sony’s results of operations and financial position.

Accounting for servicing of financial assets

In March 2006, the Financial Accounting Standards Board (“FASB”) issued FAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140.” This statement amends FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with respect to the accounting for separately recognized servicing assets and servicing liabilities. Sony adopted FAS No. 156 on April 1, 2007. The adoption of FAS No. 156 did not have a material impact on Sony’s results of operations and financial position.

Accounting for uncertainty in income taxes

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Effective April 1, 2007, Sony adopted the provision of FIN No. 48. As a result of the adoption, a charge against beginning retained earnings totaling 4,452 million yen was recorded. As of April 1, 2007, the total unrecognized tax benefits were 223,857 million yen, of which 129,632 million yen, if recognized, would affect Sony’s effective tax rate.

How taxes collected from customers and remitted to governmental authorities should be presented in the income statement

In June 2006, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement.” EITF Issue No. 06-3 requires disclosure of the accounting policy for any tax assessed by a governmental authority that is imposed concurrently on a specific revenue-producing transaction between a seller and a customer. Sony adopted EITF Issue No. 06-3 on April 1, 2007. The adoption of EITF Issue No. 06-3 did not have a material impact on Sony’s results of operations.

RECENT PRONOUNCEMENTS

Fair value measurements

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements.” FAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. FAS No. 157 will be effective for Sony beginning April 1, 2008. In February 2008, the FASB issued FASB Staff Positions (“FSP”) FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157.” FSP FAS 157-1 removes certain leasing transactions from the scope of FAS No. 157. FSP FAS 157-2 partially delays the effective date of FAS No. 157 for one year for certain nonfinancial assets and liabilities. The adoption of FAS No. 157 as it relates to financial assets and liabilities is not expected to have a material impact on Sony’s consolidated results of operations and financial position. Sony is currently evaluating the impact for nonfinancial assets and liabilities.

Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. FAS No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. FAS No. 159 is required to be adopted by Sony in the first quarter beginning April 1, 2008. The adoption of FAS No. 159 is not expected to have a material impact on Sony’s consolidated results of operations and financial position. However, its effects on future periods will depend on the nature of instruments held by Sony and its elections under the provisions of FAS No. 159.

Business combinations

In December 2007, the FASB issued FAS No. 141(R), “Business Combinations,” which applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008. FAS No. 141(R) requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date and requires the assets and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions. Sony will adopt FAS No. 141(R) as of April 1, 2009, and its effects on future periods will depend on the nature and significance of any acquisitions subject to FAS No. 141(R).

Noncontrolling interests in consolidated financial statements

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in consolidated financial statements — an amendment of ARB No. 51.” FAS No. 160 requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of FAS No. 160, Sony will adopt the statement as of April 1, 2009, via retrospective application of the presentation and disclosure requirements. Sony is currently evaluating the impact of adopting FAS No. 160.

Disclosures about derivative instruments and hedging activities

In March 2008, the FASB issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133.” FAS No. 161 amends and expands the disclosures required by FAS No. 133 to provide more information about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS No. 133 and its interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Sony is currently evaluating the additional disclosures required by FAS No. 161.

The hierarchy of generally accepted accounting principles

In May 2008, the FASB issued FAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” FAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. FAS No. 162 will be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411. Sony is currently evaluating the impact of adopting FAS No. 162.

Financial guarantee insurance contracts

In May 2008, the FASB issued FAS No. 163, “Accounting for Financial Guarantee Insurance Contracts.” FAS No. 163 clarifies how FAS No. 60, “Accounting and Reporting by Insurance Enterprises”, applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. FAS No. 163 will be effective for Sony as of April 1, 2009, except for disclosures about the insurance enterprise’s risk-management activities. Disclosures about the insurance enterprise’s risk-management activities will be effective the first period beginning after issuance of FAS No. 163. Sony is currently evaluating the impact of adopting FAS No. 163.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Corporation, their date of birth, the year in which they were first elected, their current position at Sony, prior positions, and other principal business activities outside Sony as of June 20, 2008.

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
Principal Business Activities Outside Sony: None

Ryoji Chubachi
Date of Birth: September 4, 1947
Director (Member of the Board) Since: 2005
Corporate Executive Officer Since: 2004
Current Positions within Sony:	President, Representative Corporate Executive Officer, Electronics Chief Executive Officer Member of the Nominating Committee

Prior Positions:
2004	Executive Deputy President, Sony Corporation
2003	Executive Vice President, Executive Officer, Sony Corporation
2002	Corporate Senior Vice President, Sony Corporation
1999	Corporate Vice President, Sony Corporation
1977	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Katsumi Ihara
Date of Birth: September 24, 1950
Director (Member of the Board) Since: 2005
Corporate Executive Officer Since: 2004
Current Positions within Sony:	Executive Deputy President, Representative Corporate Executive Officer Officer in charge of Consumer Products Group

Prior Positions:
2004	Group Chief Strategy Officer & Group Chief Financial Officer, Sony Corporation
2001	Group Executive Officer, Sony Corporation
President, Sony Ericsson Mobile Communications AB
2000	Corporate Executive Vice President, Sony Corporation
1997	Corporate Vice President, Sony Corporation
1981	Entered Sony Corporation
1973	Entered Mitsui Knowledge Industry Co., Ltd.
Principal Business Activities Outside Sony: None

Yotaro Kobayashi
Date of Birth: April 25, 1933
Outside Director (Member of the Board) Since: 2003
Current Position within Sony: Chairman of the Board and Chair of the Nominating Committee

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
Current Position within Sony: Chair of the Compensation Committee

Principal Business Activities Outside Sony:
Representative Director & Regional Managing Director, Korn/Ferry International-Japan
Director, Benesse Corporation
Prior Position:
2000	Managing Director, Korn/Ferry International-Japan

Yoshihiko Miyauchi
Date of Birth: September 13, 1935
Outside Director (Member of the Board) Since: 2003
Current Position within Sony: Vice Chairman of the Board and Member of the Nominating Committee

Principal Business Activities Outside Sony:
Director, Representative Executive Officer, Chairman and Chief Executive Officer, ORIX Corporation
Director, Showa Shell Sekiyu K.K.
Director, Access Co., Ltd.
Director, Sojitz Corporation
Prior Positions:
2000	Representative Director, Chairman and Chief Executive Officer, ORIX Corporation
1980	Representative Director, President, ORIX Corporation

Yoshiaki Yamauchi
Date of Birth: June 30, 1937
Outside Director (Member of the Board) Since: 2003
Current Position within Sony: Chair of the Audit Committee

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
Director, Taiwan Semiconductor Manufacturing Company Ltd.
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
Representative Director, Chairman, Toyota Motor Corporation
Director, Central Japan Railway Company
Statutory Auditor, Denso Corporation
Prior Positions:
2005	Vice Chairman, Toyota Motor Corporation
1999	President, Toyota Motor Corporation

Ryuji Yasuda
Date of Birth: April 28, 1946
Outside Director (Member of the Board) Since: 2007
Current Position within Sony: Member of the Audit Committee

Principal Business Activities Outside Sony:
Professor, Graduate School of International Corporate Strategy, Hitotsubashi University
Director, Shoei Co., Ltd.
Director, Daiwa Securities Group Inc.
Director, Fukuoka Financial Group, Inc.
Director, Fuji Fire and Marine Insurance Co., Ltd.
Director, VANTEC GROUP HOLDINGS CORPORATION

Prior Positions:
2003	Chairman, J-Will Partners Co., Ltd.
1996	Managing Director and Chairman, A.T. Kearney, Asia
1991	Director, McKinsey & Company
1986	Principal Partner, McKinsey & Company

Yukako Uchinaga:
Date of Birth: July 5, 1946
Outside Director (Member of the Board) Since: 2008
Current Position within Sony: Member of the Nominating Committee

Principal Business Activities Outside Sony:
Vice Chairman, Benesse Corporation
Chairman and Chief Executive Officer, Berlitz International, Inc.
Director, PARCO Co., Ltd.
Chairman, Japan Women’s Innovative Network
Prior Positions:
2007	Technical Advisor, IBM Japan, Ltd.
2004	Senior Managing Director, IBM Japan, Ltd.

Mitsuaki Yahagi
Date of Birth: March 3, 1948
Outside Director (Member of the Board) Since: 2008
Current Position within Sony: Member of the Compensation Committee

Principal Business Activities Outside Sony:
Chairman of the Board, The Japan Research Institute, Limited
Corporate Auditor, Toray Industries, Inc.
Prior Positions:
2005	Deputy President , Sumitomo Mitsui Banking Corporation
2003	Director, Sumitomo Mitsui Financial Group, Inc.
1998	Director, The Sakura Bank, Ltd.

Tsun-Yan Hsieh
Date of Birth: December 29, 1952
Outside Director (Member of the Board) Since: 2008
Current Position within Sony: Member of the Compensation Committee

Principal Business Activities Outside Sony: Special Consultant, McKinsey & Company
Prior Positions:
2000	Managing Director, Southeast Asia, McKinsey & Company
1997	Managing Director, Canada, McKinsey & Company
1990	Senior Partner, McKinsey & Company

Roland A. Hernandez
Date of Birth: September 29, 1957
Outside Director (Member of the Board) Since: 2008
Current Position within Sony: Member of the Nominating Committee

Principal Business Activities Outside Sony:
Director, The Ryland Group, Inc.
Director, MGM Mirage, Inc.
Director, Vail Resorts, Inc.
Director, Lehman Brothers Holdings Inc.
Prior Positions:
1998	Chairman & Chief Executive Officer, Telemundo Group, Inc.
1995	President & Chief Executive Officer, Telemundo Group, Inc.
1986	Founder & President, Interspan Communications

Corporate Executive Officers

In addition to Messrs. Stringer, Chubachi and Ihara, the four individuals set forth below are the current Corporate Executive Officers of Sony Corporation as of June 20, 2008. Refer to “Board Practices” below.

Yutaka Nakagawa
Date of Birth: December 4, 1945
Corporate Executive Officer Since: 2005
Current Positions within Sony:	Executive Deputy President, Officer in charge of Semiconductor & Component Group, Production Strategy, Procurement and Supply Chain

Prior Positions:
1999	Corporate Senior Vice President, Sony Corporation
1997	Corporate Vice President, Sony Corporation
1968	Entered Sony Corporation
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
Group Executive Officer, Sony Corporation
1969	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Keiji Kimura
Date of Birth: April 4, 1952
Corporate Executive Officer Since: 2004
Current Positions within Sony:	Executive Vice President, Officer in charge of Technology Strategies, Intellectual Property, Electronics Business Strategies and Information Systems

Prior Positions:
2004	Senior Executive Vice President, Sony Corporation
2003	Senior Vice President, Executive Officer, Sony Corporation
2002	Corporate Senior Vice President, Sony Corporation
2000	Corporate Vice President, Sony Corporation
1977	Entered Sony Corporation
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
Principal Business Activities Outside Sony: None

Howard Stringer, Ryoji Chubachi, Katsumi Ihara, Yutaka Nakagawa, Nobuyuki Oneda, Keiji Kimura and Nicole Seligman are engaged on a full-time basis by Sony. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

Compensation

The aggregate amount of remuneration, including bonuses paid and benefits in kind granted by Sony during the fiscal year ended March 31, 2008 to all Directors and Corporate Executive Officers (refer to “Board Practices” below) of Sony Corporation who served during the fiscal year ended March 31, 2008, as a group (19 people), totaled 2,729 million yen. Also, as a part of Sony’s incentive compensation arrangements, Sony Corporation issued stock acquisition rights during the fiscal year ended March 31, 2008. The stock acquisition rights, which represent rights to subscribe for shares of common stock of Sony Corporation, have been granted to the Directors, Corporate Executive Officers, Corporate Executives, Group Executives, and selected employees. The stock acquisition rights generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The portion of those stock acquisition rights which was granted by Sony during the fiscal year ended March 31, 2008 to the Directors and Corporate Executive Officers confers rights to purchase a total of 652,000 shares of Sony Corporation’s Common Stock. The exercise price for yen-denominated stock acquisition rights issued as of November 14, 2007 was 5,514 yen per share, and the exercise price for U.S. dollar-denominated stock acquisition rights issued as of November 14, 2007 was 48.15 U.S. dollars.

Regarding the above compensation plans, refer to Note 16 of the notes to the consolidated financial statements.

In the fiscal year ended March 31, 2006, the retirement allowance scheme was terminated and a new stock-based retirement remuneration (phantom restricted stock plan) was introduced. With the introduction of this plan, there was no amount accrued for lump-sum severance indemnities by Sony during the fiscal year ended March 31, 2008 for participating Directors and Corporate Executive Officers of Sony Corporation as of March 31, 2008, as a group (17 people).

Under this new plan, points fixed every year by the Compensation Committee shall be granted to Directors and Corporate Executive Officers every year during his/her tenure in office, and at the time of resignation, the remuneration amount shall be calculated by multiplying Sony’s common stock price by accumulated points. The resigning Directors and Corporate Executive Officers shall purchase Sony’s common stock with this remuneration. The aggregate number of points granted to participating Directors and Corporate Executive Officers of Sony Corporation as of March 31, 2008, as a group (15 people) totaled 77,275 points.

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

The Board of Directors determines fundamental management policy and other important matters related to the management of Sony and oversees the performance of the duties of Directors and Corporate Executive Officers. Furthermore, the Board of Directors has the power and authority to appoint and dismiss the members of the above-mentioned three committees and Corporate Executive Officers. Under the Company Law, all Directors must be elected at the General Meeting of Shareholders from the candidates determined by the Nominating Committee. Under the Company Law, the term of office of Directors expires at the conclusion of the General Meeting of Shareholders held with respect to the last business year ending within one year after their election. Directors may serve any number of consecutive terms although, under the Charter of the Board of Directors of Sony Corporation, outside Directors may not be reelected more than five times without the consent of all Directors.

The Nominating Committee, which pursuant to the Charter of the Board of Directors of Sony Corporation consists of five or more Directors, determines the content of proposals to be submitted for approval at the General Meeting of Shareholders regarding the appointment and dismissal of Directors. As stated above, under the Company Law, a majority of the members of the Nominating Committee must be outside Directors. In order to qualify as an outside Director under the Company Law, a Director must be a person (i) who is not a director of Sony Corporation or any of its subsidiaries engaged in the business operations of Sony Corporation or such subsidiary, as the case may be, or a corporate executive officer or general manager or other employee of Sony Corporation or any of its subsidiaries, and (ii) who has never been a director of Sony Corporation or any of its subsidiaries engaged in the business operations of Sony Corporation or such subsidiary, as the case may be, or a corporate executive officer or general manager or other employee of Sony Corporation or any of its subsidiaries. Under the Charter of the Board of Directors of Sony Corporation, at least two members of the Nominating Committee must concurrently be Corporate Executive Officers. The Nominating Committee is comprised of the following members as of June 20, 2008: Yotaro Kobayashi, who is the Chair of the Nominating Committee and an outside Director; Yoshihiko Miyauchi, Peter Bonfield, Fujio Cho, Yukako Uchinaga and Roland A. Hernandez who are each outside Directors; and Howard Stringer and Ryoji Chubachi, who are Corporate Executive Officers.

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

The Audit Committee discusses with Sony Corporation’s independent auditor, PricewaterhouseCoopers Aarata, the scope and results of audits by the independent auditor including their evaluation of Sony Corporation’s internal controls, compatibility with Generally Accepted Accounting Principles in the U.S., and the overall quality of financial reporting. The Audit Committee makes an assessment of the independence of PricewaterhouseCoopers Aarata by overseeing their activities through regular communications and discussions with them, and by pre-approving audit and non-audit services to be provided. The Audit Committee is comprised of the following members as of June 20, 2008: Yoshiaki Yamauchi, who is the Chair of the Audit Committee and an outside Director; and Fueo Sumita and Ryuji Yasuda, who are also outside Directors. Both Yoshiaki Yamauchi and Fueo Sumita are “audit committee financial experts” within the meaning of Item 16A of this report.

As required by the Company Law, the Compensation Committee determines the policy and the content of compensation, bonus and any other benefits (including equity-related rights or options given for the purpose of stock incentive options) to be received by each Director and Corporate Executive Officer in consideration of the execution of their duties. In addition to such statutory duties, the Compensation Committee sets policy on the composition of individual compensation to be received by other senior management of Sony Group (Directors or other officers of Sony Group companies whose appointment is subject to approval by the Chief Executive Officer (“CEO”) of Sony Corporation), and also submits proposals to the Board of Directors regarding the issuance of stock acquisition rights for the purpose of granting stock options and other forms of stock price-based compensation utilizing shares etc. of Sony Group, as individual compensation to the aforementioned senior management. Under the Charter of the Board of Directors, the Compensation Committee shall consist of three or more Directors, and as a general rule, at least one member shall concurrently serve as Corporate Executive Officer; provided, however, that a Director who is the CEO or the COO (Chief Operating Officer) of Sony Group or in any equivalent position shall not be a member of the Compensation Committee. As stated above, a majority of the members of the Compensation Committee must be outside Directors. The Compensation Committee is comprised of the following members as of June 20, 2008: Sakie T. Fukushima, who is the Chair of the Compensation Committee and an outside Director; Mitsuaki Yahagi and Tsun-yan Hsieh who are also outside Directors.

During the fiscal year ended March 31, 2008, the Board of Directors convened nine times. The Nominating Committee met five times, the Audit Committee met 15 times and the Compensation Committee met five times. All 11 outside Directors participated in all meetings of the Board of Directors held during his/her tenure period of the fiscal year ended March 31, 2008 except for Mr. Yoshihiko Miyauchi, Mr. Fujio Cho, and Mr. Ned Lautenbach. (Mr. Yoshihiko Miyauchi participated in seven meetings out of nine; Mr. Fujio Cho participated in eight meetings out of nine; Mr. Ned Lautenbach participated in two meetings out of five and resigned from his post on September 4, 2007.) Also, all 10 outside Directors who are members of Committees participated in at least 75 percent of the aggregate number of meetings of each Committee held during the fiscal year ended March 31, 2008. All four outside Directors who are members of the Audit Committee participated in all meetings of the Audit Committee held during his/her tenure period of the fiscal year ended March 31, 2008 except for Mr. Ryuji Yasuda. (Mr. Ryuji Yasuda participated in nine meetings out of eleven.)

No Directors have service contracts with Sony providing for benefits upon termination of service as a Director.

Under the Company Law and the Articles of Incorporation of Sony Corporation, Sony Corporation may, by a resolution of the Board of Directors, exempt Directors from liabilities to Sony Corporation to the extent permitted by law arising in connection with their failure to execute their duties. Also, in accordance with the Company Law and its Articles of Incorporation, Sony Corporation has entered into a liability limitation agreement with each outside Director that limits the maximum amount of liabilities owed by each outside Director to Sony Corporation arising in connection with their failure to execute their duties to the greater of either 30 million yen or an amount equal to the aggregate sum of the amounts prescribed in each item of Article 425, Paragraph 1 of the Company Law.

The Board of Directors must appoint one or more Corporate Executive Officers who are authorized to determine matters delegated to them by the Board of Directors. The Corporate Executive Officers are responsible for conducting all the business operations of Sony within the scope of authority delegated by the Board of Directors. As of June 20, 2008, there are 7 Corporate Executive Officers, some of whom are also Directors. Significant decision-making authority has been delegated to the CEO and also to each Corporate Executive Officer with respect to investments, strategic alliances and other actions related to the execution of business operations. Sony Corporation believes that this significant delegation enables Sony to be managed in a dynamic and responsive manner. The terms of office of Corporate Executive Officers must expire at the conclusion of the first meeting of the Board of Directors held immediately after the conclusion of the General Meeting of Shareholders held with respect to the last business year ending within one year after their election. From among the Corporate Executive Officers who as a general rule are also Directors, the Board of Directors shall elect Representative Corporate Executive Officers. Each Representative Corporate Executive Officer has the statutory authority to represent Sony Corporation in the conduct of its affairs.

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

Employees

As of March 31, 2008, Sony had approximately 180,500 employees, an increase of approximately 17,500 employees from March 31, 2007. The total number of employees increased as a result of a significant increase of employees at manufacturing sites in East Asia and East Europe with an expansion of business in the Electronics segment. As of March 31, 2008, approximately 61,000 employees were located in Japan and approximately 119,500 employees were located outside Japan. Approximately 28 percent of the total number of employees were members of labor unions.

As of March 31, 2007, Sony had approximately 163,000 employees, an increase of approximately 4,500 employees from March 31, 2006. Although there was a reduction in the number of employees associated with the deconsolidation of StylingLife Holdings Inc. (“StylingLife”) and restructuring at a number of manufacturing facilities, the total number of employees increased as a result of a significant increase at manufacturing facilities in East Asia. As of March 31, 2007, approximately 59,100 employees were located in Japan and approximately 103,900 employees were located outside Japan. Approximately 24 percent of the total number of employees were members of labor unions.

The following table shows the number of employees by segment as of March 31, 2006, 2007 and 2008.

Number of Employees by Segment

	March 31
	2006	2007	2008

Electronics	130,800	136,900	154,300
Game	4,700	5,100	5,100
Pictures	6,900	7,300	7,400
Financial Services	6,500	6,600	6,800
All Other	7,400	4,700	4,600
Unallocated — Corporate employees	2,200	2,400	2,300

Total	158,500	163,000	180,500

In addition, the average number of employees for the fiscal years ended March 31, 2006, 2007 and 2008 calculated by averaging the total number of employees at the end of each quarter, was 156,200, 162,900 and 175,800 respectively.

Sony generally considers its labor relations to be good.

In Japan, Sony Corporation and several subsidiaries have labor unions.

Regarding labor relations in the Electronics segment by area, in Asia, where Sony owns many manufacturing sites, a few of these sites have labor unions that have union contracts. In China, most employees are members of the labor unions. In the U.S., no manufacturing sites have labor unions. In Mexico, one manufacturing site has a labor union that has a union contract, but labor relations are good and there have been no significant problems in renegotiating the contract. In Europe, Sony maintains good labor relations with the Work Councils in each country, and, while some employees belong to unions, they are not eligible for union contracts.

In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2008, negotiations of new three-year agreements with the following unions and guilds were successfully concluded: Teamsters Local 399 (“Teamsters”); International Brotherhood of Electrical Workers Local 40; United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry Local 78; Studio Utility Employees Local 724; Plasterers Local 755; Directors Guild of America; and Writers Guild of America. Negotiations were also successfully concluded with the American Federation of Television and Radio Artists (“AFTRA”) for new three-year agreements for the Network Code Agreement which covers non-dramatic and daytime serial programming and the Exhibit A Agreement which covers prime time dramatic programming. Negotiations for a new three-year agreement with the Screen Actors Guild (“SAG”) commenced on April 15, 2008. The SAG contract expires on June 30, 2008. Negotiations with the International Alliance of Theatrical State Employees and Moving Picture Technicians, Artists and Allied Crafts (“IATSE”) for the West Coast Studio Local Agreements and the New York Local 52 and 161 Agreements commenced on April 7, 2008 but have been recessed until conclusion of the SAG negotiations. The IATSE contract will expire on July 31, 2009.

Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

Share Ownership

The total number of shares of Sony Corporation’s Common Stock beneficially owned by Directors and Corporate Executive Officers (19 people) listed in “Directors and Senior Management” above was less than 0.01 percent of the total shares outstanding as of May 31, 2008. Refer to “Board Practices” above.

During the fiscal year ended March 31, 2008, Sony granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock of Sony Corporation, to Directors, Corporate Executive Officers, Corporate Executives, Group Executives, and selected employees. The stock acquisition rights generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony to Directors and Corporate Executive Officers as of May 31, 2008 and which were outstanding as of the same date.

	Total number of
Year granted	shares subject to stock
(Fiscal Year ended March 31)	acquisition rights	Exercise price per share
	(in thousands)

2008	430	48.15 U.S. dollars
2008	222	5,514 yen
2007	430	40.05 U.S. dollars
2007	245	4,756 yen
2006	335	34.14 U.S. dollars
2006	149	4,060 yen
2005	230	40.34 U.S. dollars
2005	50	3,782 yen
2004	225	40.90 U.S. dollars
2004	9	4,101 yen
2003	215	36.57 U.S. dollars

Prior to the introduction of stock acquisition rights, in order to provide equity-based compensation to selected executives at Sony’s U.S. subsidiaries, Sony Corporation has issued U.S. dollar-denominated Convertible Bonds (“CBs”) to a holding company in the U.S. and the holding company has sold the CBs to those executives. For the purpose of carrying out this plan, the holding company lent an amount equal to the principal amount of CBs to such executives for their purchase of the CBs until the date of conversion. The CBs generally vest ratably up to three years from the date of sale and are generally exercisable up to ten years from the date of sale. The following table shows the portion of those CBs which were held by current Directors and Corporate Executive Officers as of May 31, 2008 and which were outstanding as of the same date.

Year issued	Total number of shares
(Fiscal Year ended March 31)	subject to CBs	Exercise price per share
	(in thousands)	(U.S. dollars)

2003	115	52.29
2002	106	71.28
2001	60	122.98

Regarding the above compensation plans, refer to Note 16 of the notes to the consolidated financial statements.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

Dodge & Cox, an institutional investor based in San Francisco, California, filed a Schedule 13-F with the SEC on May 16, 2008. According to this filing, Dodge & Cox owned 61,052,766 American Depositary Receipts (“ADRs”) of Sony Corporation as of March 31, 2008. In addition, while Sony assumes no responsibility for the accuracy of this supplemental information, according to the website of Dodge & Cox, as of March 31, 2008, Dodge & Cox owned 21,337,600 shares of outstanding Sony Corporation Common Stock. As a result, it appears that in total, Dodge & Cox beneficially owned 82,390,366 shares of outstanding Sony Corporation Common Stock representing 8.2 percent of the total. To the knowledge of Sony Corporation, there is no other significant change in the percentage ownership held by any major beneficial shareholders during the past three years. Major shareholders of Sony Corporation do not have different voting rights.

As of March 31, 2008, there were 1,003,427,768 shares of Common Stock outstanding, of which 162,804,647 shares were in the form of ADRs and 133,045,159 shares were held of record in the form of Common Stock by residents in the U.S. The number of registered ADR holders was 6,935 and the number of registered holders of shares of Common Stock in the U.S. was 243.

To the knowledge of Sony Corporation, it is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly. As far as is known to Sony Corporation, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of Sony Corporation.

Related Party Transactions

In the ordinary course of business, Sony purchases materials, supplies, and services from numerous suppliers throughout the world, including firms with which certain members of the Board of Directors are affiliated. In addition, in the fiscal year ended March 31, 2008, Sony entered into the following sales/purchase transactions with equity affiliates accounted for under the equity method: sales to Sony Ericsson Mobile Communications, AB (“Sony Ericsson”), a joint venture focused on mobile phone handsets, totaling 173.2 billion yen; sales to Kyoshin Technosonic Co., Ltd. (“Kyoshin”), a joint venture focused on marketing semiconductors and other electronic components, totaling 54.8 billion yen; sales to SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), a recorded music business joint venture, totaling 24.2 billion yen; purchases from S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous thin film transistor (“TFT”) LCD panels, totaling 333.5 billion yen, and purchases from Oita TS Semiconductor Corporation (“OTSS”), a semiconductor manufacturing joint venture with Toshiba Corporation (“Toshiba”), totaling 151.0 billion yen. In March 2008, upon the expiration of the contract, Sony and Toshiba terminated the OTSS joint venture. As of March 31, 2008, Sony held notes and accounts receivable, trade due from Sony Ericsson and Kyoshin worth 25.1 billion yen and 6.2 billion yen, respectively, in addition to notes and accounts payable, trade due to S-LCD and OTSS totaling 31.4 billion yen and 15.4 billion yen, respectively. Sony held advances to SONY BMG worth 0.2 billion yen. Because of the size of these transactions, Sony does not consider the amounts involved to be material to its business. Refer to Note 5 of the notes to the consolidated financial statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

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

Consolidated Statements and Other Financial Information

Refer to the consolidated financial statements and the notes to the consolidated financial statements.

Legal Proceedings

On October 18, 2006, class action lawsuits were filed in California in which the plaintiffs alleged that Sony Corporation, Sony Corporation of America, Sony Electronics Inc., other named defendants, and other unnamed parties had entered into and carried out an agreement, combination, or conspiracy to fix, raise, maintain or stabilize the prices of, and allocate the market for and production of, Static Random Access Memory (“SRAM”). Numerous similar lawsuits were filed in various jurisdictions throughout the United States, which were consolidated in a single federal court for coordinated pre-trial proceedings (the “MDL Proceeding”). Sony entities reached tolling agreements with the plaintiffs’ counsel, pursuant to which such Sony entities were not named as defendants in the Consolidated Amended Complaint for the MDL Proceeding. Also there have been similar lawsuits filed in

Canada (Quebec, British Columbia and Ontario) against those Sony entities in addition to Sony of Canada Ltd. and other major SRAM manufacturers. Sony entities including Sony of Canada Ltd. entered into a tolling agreement with the plaintiffs’ counsel, pursuant to which plaintiffs withdrew their claim against all such Sony entities in the Ontario proceeding in March 2008, and are expected to do so in the provinces in the near future. Also, in October 2006, Sony Electronics Inc. received a Grand Jury subpoena related to a Department of Justice investigation of potential antitrust violations in the SRAM industry. Sony continues to cooperate fully with the investigation.

In March 2007, Sony France S.A., Sony Europe Holding B.V., and Sony Corporation received a Statement of Objections issued by the European Commission following inspections carried out in 2002. The Statement of Objections alleged that one or more of these Sony entities entered into agreements and/or engaged in concerted practices with competing European suppliers of professional videotape in violation of Article 81 of the EC Treaty. Responses to the Statement of Objections were filed separately by each of the Sony entities in May 2007. On November 20, 2007, the European Commission rendered a decision fining Sony Corporation, Sony France S.A. and Sony Europe Holding B.V. 47.19 million euros for engaging in conduct found to have infringed European antitrust rules in the professional videotape market in Europe between 1999 and 2002. The Sony entities did not appeal that decision to the European Court of First Instance and paid the fine in accordance with the decision.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in several other pending legal and regulatory proceedings. However, based upon the information currently available to Sony, management of Sony believes that the outcome from such legal and regulatory proceedings, if any, would not have a material effect on Sony’s consolidated financial results and condition.

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

A fiscal year-end cash dividend of 12.5 yen per share of Sony Corporation Common Stock was approved at the Board of Directors meeting held on May 14, 2008 and was paid on June 2, 2008. Sony Corporation has already paid an interim dividend for Common Stock of 12.5 yen per share to each shareholder; accordingly, the total annual cash dividend per share of Common Stock is 25.0 yen.

In regards to the annual dividend for the fiscal year ending March 31, 2009, upon careful consideration of Sony’s results in that fiscal year and other factors, Sony Corporation plans to increase its regular dividend per share by 15 yen to 40 yen per annum. Sony Corporation also plans to distribute a special cash dividend of 10 yen per share as part of the interim dividend, which would be paid in December 2008. This special dividend would reward our shareholders for the successful global initial public offering of shares of SFH and be in appreciation of their support during the implementation of our three-year restructuring program and other corporate initiatives which resulted in record consolidated net income during the fiscal year ended March 31, 2008. As a result, Sony Corporation plans to pay a total annual dividend for the fiscal year ending March 31, 2009 of 50 yen per share, comprising an interim dividend of 30 yen per share and a year-end dividend of 20 yen per share.

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

	Tokyo Stock Exchange		New York Stock
	Price Per Share of		Exchange Price
	Common Stock		Per Share of ADS
	High	Low	High	Low
	(yen)		(U.S. dollars)

Annual highs and lows*
The fiscal year ended March 31, 2004	4,670	2,720	42.81	23.16
The fiscal year ended March 31, 2005	4,710	3,550	43.67	32.35
The fiscal year ended March 31, 2006	6,040	3,660	51.16	31.80
Quarterly highs and lows*
The fiscal year ended March 31, 2007
1st quarter	6,200	4,660	52.29	40.67
2nd quarter	5,360	4,610	46.40	39.30
3rd quarter	5,190	4,340	43.78	37.24
4th quarter	6,540	5,120	53.34	42.73
The fiscal year ended March 31, 2008
1st quarter	7,190	5,860	59.84	49.77
2nd quarter	6,580	5,050	54.12	43.86
3rd quarter	6,410	5,100	56.75	44.57
4th quarter	6,300	3,910	57.19	39.91
Monthly highs and lows*
2007
December	6,410	5,740	56.75	52.61
2008
January	6,300	4,870	57.19	45.53
February	5,370	4,540	50.00	42.73
March	4,980	3,910	47.48	39.91
April	4,910	4,000	46.39	39.52
May	5,350	4,560	50.81	44.55
June (through June 19)	5,560	5,090	52.36	47.48

*	Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

On June 19, 2008, the closing sales price per share of Sony Corporation’s Common Stock on the TSE was 5,220 yen. On June 19, 2008, the closing sales price per share of Sony Corporation’s ADS on the NYSE was 48.45 U.S. dollars.

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

A law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. Currently, the effective date has not yet been determined but is expected to be January 5, 2009. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of Common Stock of Sony Corporation, will be subject to the new central clearing system. On the same day, Sony Corporation will be deemed to become a company which shall not issue share certificates for its shares and all existing share certificates will become null and void. Thereafter, the transfer of such shares will be effected through entry in the records maintained under the new central clearing system. Only shares deposited with JASDEC will be immediately transferable under the new central clearing system. Upon the effective date, any requirement, reference and discussion relating to share certificates included in this section “Capital stock” will not be applicable.

(Authorized capital)

Under the Articles of Incorporation of Sony Corporation, Sony Corporation may only issue shares of Common Stock. Sony Corporation’s Articles of Incorporation provide that the total number of shares authorized to be issued by Sony Corporation is 3.6 billion shares.

All shares of capital stock of Sony Corporation have no par value.

(Distribution of Surplus)

Distribution of Surplus — General

Under the Company Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “— Restriction on distributions of Surplus”). Sony Corporation may make distributions of Surplus to shareholders any number of times per business year, subject to certain limitations described in “— Restriction on distributions of Surplus.” Distributions of Surplus are required in principle to be authorized by a resolution of a General Meeting of Shareholders, but Sony Corporation may authorize distributions of Surplus by a resolution of the Board of Directors as long as its non-consolidated annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice.

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

(Acquisition by Sony Corporation of its capital stock)

Under the Company Law and the Articles of Incorporation of Sony Corporation, Sony Corporation may acquire shares of Common Stock (i) from a specific shareholder other than any of its subsidiaries (pursuant to a special resolution of a General Meeting of Shareholders), (ii) from any of its subsidiaries (pursuant to a determination by the CEO), or (iii) by way of purchase on any Japanese stock exchange on which Sony Corporation’s shares of Common stock are listed or by way of tender offer (as long as its non-consolidated annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice) in either case pursuant to a resolution of the Board of Directors or, as the case may be, an ordinary resolution of a General Meeting of Shareholders.

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

Shares acquired by Sony Corporation may be held for any period or may be retired at the determination of the CEO. Sony Corporation may also transfer (by public or private sale or otherwise) to any person the shares held by it, subject to a determination by the CEO, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in ‘‘(Issue of additional shares and pre-emptive rights)” above. Sony Corporation may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

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

Reporting of substantial shareholdings

The Financial Instruments and Exchange Law of Japan and its related regulations require any person, regardless of residence, who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director General of the competent Local Finance Bureau of the Ministry of Finance within five business days a report concerning such shareholdings. A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding, with certain exceptions. For this purpose, shares issuable to such persons upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holders and the issuer’s total issued share capital. Any such report shall be filed with the Director General of the relevant Local Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET) system. Copies of such report must also be furnished to the issuer of such shares.

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

Foreign investors are:

•	individuals who are exchange non-residents;

•	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•	corporations (1) of which 50 percent or more of their shares are held, directly or indirectly, by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

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

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of capital stock of Sony Corporation) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10 percent or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, or where that Japanese company is engaged in certain businesses designated by the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

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

Japanese Taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan (“non-resident Holders”) who are holders of shares of Common Stock of Sony Corporation or of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation.

Generally, non-resident Holders are subject to Japanese withholding tax on dividends paid by Japanese corporations. Sony Corporation withholds taxes from dividends it pays as required by Japanese law. Stock splits are, in general, not a taxable event.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of Sony Corporation) to non-resident Holders other than any individual shareholder who holds 5 percent or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2009, and (ii) 15 percent for dividends due and payable on or after April 1, 2009. As of the date of this document, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and 10 percent under the income tax treaties with France, the U.K. and the United States).

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

United States Taxation with respect to shares of Common Stock and ADSs

The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock will be able to be included in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs or Common Stock will be subject to taxation at a maximum rate of 15 percent if the dividends are “qualified dividends.” Dividends paid on the Common Stock or ADSs will be treated as qualified dividends if Sony Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Corporation’s audited financial statements and relevant market and shareholder data, Sony Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2007 taxable year. In addition, based on Sony Corporation’s audited financial statements and Sony Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Corporation does not anticipate becoming a PFIC for the 2008 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Common Stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether Sony Corporation will be able to comply with them. Holders of ADSs and Common Stock should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

Subject to applicable limitations and special considerations discussed below, a U.S. holder of ADSs or Common Stock of Sony Corporation will be entitled to a credit for Japanese tax withheld in accordance with the Tax Convention from dividends paid by Sony Corporation. For purposes of the foreign tax credit limitation, dividends will be foreign source income, and will constitute “passive” income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term of hedged positions and may not be allowed in respect of arrangements in which economic profit, after non-U.S. taxes, is insubstantial. Holders of ADSs and Common Stock should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

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

Sony’s normal course of business is continuously exposed to market fluctuation, such as fluctuations in currency exchange rates, interest rates or stock prices. Sony utilizes several derivative instruments, such as foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements and currency swap agreements in order to hedge the potential downside risk on the cash flow from the normal course of business caused by market fluctuation. Sony uses foreign exchange forward contracts and foreign currency option contracts primarily to reduce the foreign exchange volatility risk that accounts receivable or accounts payable denominated in yen, U.S. dollars, euros or other currencies have through the normal course of Sony’s worldwide business. Interest rate swap agreements and currency swap agreements are utilized to diversify funding conditions or to reduce funding costs, and in the Financial Services segment, these transactions are used for asset liability management. Sony uses these derivative financial instruments mainly for risk-hedging purposes as described above, and few derivative transactions, such as bond futures and bond options are held or utilized for trading purposes in the Financial Services segment. If hedge accounting cannot be applied because the accounts receivable or accounts payable to be hedged are not yet booked, or because cash flows from derivative transactions do not coincide with the underlying exposures recorded on Sony’s balance sheet, then Sony understands that such derivatives agreements should be subject to a mark-to-market evaluation and their unrealized gains or losses are recognized in earnings. In addition, Sony holds marketable securities such as straight bonds, convertible bonds, and stocks in yen or other currencies in the Financial Services segment in order to obtain interest income or capital gain on the financial assets under management. Sony understands that its investments in marketable securities are also subjected to market fluctuation.

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

The following table shows the results of VaR. These analyses for the fiscal year ended March 31, 2008 indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95 percent confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and U.S. dollar and between the yen and the euro, the currencies in which a significant amount of financial assets and liabilities and derivative transactions are maintained on a consolidated basis. The VaR of interest rate risk and stock price risk consists of risks arising from the volatility of the interest rates and stock prices against invested securities and derivatives transactions in the Financial Services segment.

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

Consolidated

	June 29,	September 28,	December 31,	March 31,
	2007	2007	2007	2008
		(Yen in billions)

Net VaR	1.9	4.4	4.0	4.4
VaR of currency exchange rate risk	1.9	4.0	3.0	4.9
VaR of interest rate risk	0.1	0.5	0.8	0.2
VaR of stock price risk	2.1	3.0	3.6	2.7

Financial Services

	June 29,	September 28,	December 31,	March 31,
	2007	2007	2007	2008
		(Yen in billions)

Net VaR	2.0	3.4	4.0	2.5
VaR of currency exchange rate risk	0.3	0.4	0.9	1.0
VaR of interest rate risk	0.1	0.6	0.9	0.3
VaR of stock price risk	2.1	3.0	3.6	2.7

All other segments excluding Financial Services

	June 29,	September 28,	December 31,	March 31,
	2007	2007	2007	2008
		(Yen in billions)

Net VaR	1.6	3.8	2.2	3.9
VaR of currency exchange rate risk	1.6	3.7	2.2	3.9
VaR of interest rate risk	0.2	0.2	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities

Not Applicable

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Item 15(a). Disclosure Controls and Procedures

Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the Chief Executive Officer, President, and Chief Financial Officer, of the effectiveness of the design and operation of Sony’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of March 31, 2008. Disclosure controls and procedures require that information to be disclosed in the reports Sony files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the Chief Executive Officer, President, and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the Chief Executive Officer, President, and Chief Financial Officer have concluded that, as of March 31, 2008, the disclosure controls and procedures were effective.

Item 15(b). Management’s Annual Report on Internal Control over Financial Reporting

Sony’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Sony’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. Sony’s internal control over financial reporting includes those policies and procedures that:

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

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2008 based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2008.

Our independent registered public accounting firm, PricewaterhouseCoopers Aarata has issued an audit report on our internal control over financial reporting as of March 31, 2008, presented on page F-2.

Item 15(c). Attestation Report of the Registered Public Accounting Firm

Refer to the Report of Independent Registered Public Accounting Firm on page F-2.

Item 15(d). Changes in Internal Control over Financial Reporting

There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Sony’s Board of Directors has determined that Mr. Yoshiaki Yamauchi and Mr. Fueo Sumita each qualifies as an “audit committee financial expert” as defined in this Item 16A. In addition, both are determined to be independent as defined under the New York Stock Exchange Corporate Governance Standards.

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

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2007 and 2008.

	March 31
	2007	2008
	(Yen in millions)

Audit Fees(1)	4,900	4,463
Audit-Related Fees(2)	204	559
Tax Fees(3)	110	5
All Other Fees(4)	16	8

	5,230	5,035

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-related Fees consist of fees billed for assurance and related services, and mainly include the audits of employee benefit plans.

(3)	Tax Fees primarily include tax compliance, tax advice and expatriate tax services.

(4)	All Other Fees comprise fees for all other services not included in any of the other categories noted above.

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

Prior to the engagement of the independent auditor for the following fiscal year’s audit, management shall submit an application form to the Audit Committee for comprehensive pre-approval of all recurring services expected to be rendered during that year. In order to obtain comprehensive pre-approval, management shall provide sufficient information regarding each service so that each service can be classified into one of four categories (Audit, Audit-related, Tax, or All Other) as well as information regarding the fees expected to be budgeted for each service. Management shall describe each service in detail and indicate precisely and unambiguously the nature and scope of each particular service. Any additional services not contemplated in the application form shall require the Audit Committee’s separate pre-approval on an individual basis. The Audit Committee will approve, if necessary, any changes in terms, conditions and fees, resulting from changes in the scope of services to be provided or from other circumstances. The Audit Committee Chair retains pre-approval authority and evaluates items for approval on a request basis. The Audit Committee or its designee shall establish procedures to assure that the independent auditor is aware in a timely manner of the services that have been pre-approved.

During the fiscal year ended March 31, 2008, the Audit Committee has continued to include individual tax services, recruiting services and corporate tax service to the list of prohibited services stipulated by U.S. Securities and Exchange Commission rules and related regulations to enhance auditor independence. The Audit Committee has carefully checked these services and only permitted exceptional instances where the services had already been pre-approved prior to the effective date and instances in which difficulties were encountered in finding an alternative service provider immediately, or when a brief transitional period has been needed.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning purchases made by Sony during the fiscal year ended March 31, 2008.

			(c) Total
			Number of	(d) Maximum
			Shares	Number of
			Purchased as	Shares that
	(a) Total		Part of Publicly	May Yet Be
	Number of	(b) Average	Announced	Purchased
	Shares	Price Paid per	Plans or	Under the Plans
Period	Purchased	Share	Programs	or Programs

April 1st — 30th, 2007	10,377	6,302.85	N/A	N/A
May 1st — 31st, 2007	10,349	6,670.28	N/A	N/A
June 1st— 30th, 2007	15,496	6,698.34	N/A	N/A
July 1st — 31st, 2007	13,995	6,352.50	N/A	N/A
August 1st — 31st, 2007	6,175	5,948.83	N/A	N/A
September 1st — 30th, 2007	4,275	5,473.99	N/A	N/A
October 1st — 31st, 2007	6,716	5,566.26	N/A	N/A
November 1st — 30th, 2007	4,399	5,535.44	N/A	N/A
December 1st — 31st, 2007	102,559	6,072.48	N/A	N/A
January 1st — 31st, 2008	19,606	5,941.51	N/A	N/A
February 1st — 28th, 2008	5,261	4,882.15	N/A	N/A
March 1st — 31st, 2008	3,709	4,662.72	N/A	N/A
Total	202,917	6,067.80	N/A	N/A

Under the Company Law of Japan, a holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value (Refer to “Memorandum and Articles of Association — Capital stock — (Unit share system)” in “Item 10. Additional Information” ). During the fiscal year ended March 31, 2008, Sony Corporation purchased 202,917 shares for a total purchase price of 1,231,260,340 yen upon such requests from holders of shares constituting less than one full unit.

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

Refer to the consolidated financial statements.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.3	Charter of the Board of Directors, as amended (English Translation) (incorporated by reference to Exhibit 1.3 to Sony’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006 filed with the SEC on September 1, 2006 (file no. 001-06439))
8.1	Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2008: Incorporated by reference to “Business Overview and Organizational Structure” in “Item 4. Information on the Company”
12.1	302 Certification
12.2	302 Certification
13.1	906 Certification
15.1(a)	Consent of PricewaterhouseCoopers Aarata
15.1(b)	Consent of PricewaterhouseCoopers AB

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY CORPORATION
(Registrant)

By:	/s/ NOBUYUKI ONEDA

(Signature)
Nobuyuki Oneda
Executive Vice President and Chief Financial Officer

Date: June 20, 2008

Consolidated Financial Statements
Sony Corporation and Consolidated Subsidiaries
March 31, 2008

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

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (“Sony”) at March 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, Sony maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sony’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15 (b). Our responsibility is to express opinions on these financial statements and financial statement schedule and on Sony’s internal control over financial reporting based on our audits which were integrated audits in the years ended March 31, 2007 and 2008. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, Sony changed its methods of accounting for defined benefit pensions and other postretirement benefits, stock-based compensation and certain hybrid financial instruments during the fiscal year ended March 31, 2007 and its method of accounting for income taxes during the fiscal year ended March 31, 2008.

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
June 2, 2008

[THIS PAGE INTENTIONALLY LEFT BLANK]

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets
March 31

	Yen in millions
	2007	2008

ASSETS
Current assets:
Cash and cash equivalents	799,899	1,086,431
Marketable securities	493,315	427,709
Notes and accounts receivable, trade	1,490,452	1,183,620
Allowance for doubtful accounts and sales returns	(120,675)	(93,335)
Inventories	940,875	1,021,595
Deferred income taxes	243,782	237,073
Prepaid expenses and other current assets	699,075	1,146,570

Total current assets	4,546,723	5,009,663

Film costs	308,694	304,243

Investments and advances:
Affiliated companies	448,169	381,188
Securities investments and other	3,440,567	3,954,460

	3,888,736	4,335,648

Property, plant and equipment:
Land	167,493	158,289
Buildings	978,680	903,116
Machinery and equipment	2,479,308	2,483,016
Construction in progress	64,855	55,740

	3,690,336	3,600,161
Less — Accumulated depreciation	2,268,805	2,356,812

	1,421,531	1,243,349

Other assets:
Intangibles, net	233,255	263,490
Goodwill	304,669	304,423
Deferred insurance acquisition costs	394,117	396,819
Deferred income taxes	216,997	198,666
Other	401,640	496,438

	1,550,678	1,659,836

Total assets:	11,716,362	12,552,739

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2007	2008

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	52,291	63,224
Current portion of long-term debt	43,170	291,879
Notes and accounts payable, trade	1,179,694	920,920
Accounts payable, other and accrued expenses	968,757	896,598
Accrued income and other taxes	70,286	200,803
Deposits from customers in the banking business	752,367	1,144,399
Other	485,287	505,544

Total current liabilities	3,551,852	4,023,367

Long-term debt	1,001,005	729,059
Accrued pension and severance costs	173,474	231,237
Deferred income taxes	261,102	268,600
Future insurance policy benefits and other	3,037,666	3,298,506
Other	281,589	260,032

Total liabilities:	8,306,688	8,810,801

Minority interest in consolidated subsidiaries	38,970	276,849

Stockholders’ equity:
Common stock, no par value —
2007 — Shares authorized: 3,600,000,000, shares issued: 1,002,897,264	626,907
2008 — Shares authorized: 3,600,000,000, shares issued: 1,004,443,364		630,576
Additional paid-in capital	1,143,423	1,151,447
Retained earnings	1,719,506	2,059,361
Accumulated other comprehensive income —
Unrealized gains on securities	86,096	70,929
Unrealized losses on derivative instruments	(1,075)	(3,371)
Pension liability adjustment	(71,459)	(97,562)
Foreign currency translation adjustments	(129,055)	(341,523)

	(115,493)	(371,527)
Treasury stock, at cost
Common stock
2007 — 834,859 shares	(3,639)
2008 — 1,015,596 shares		(4,768)

	3,370,704	3,465,089

Commitments and contingent liabilities
Total liabilities and stockholders’ equity:	11,716,362	12,552,739

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income
Fiscal Year Ended March 31

	Yen in millions
	2006	2007	2008

Sales and operating revenue:
Net sales	6,692,776	7,567,359	8,201,839
Financial service revenue	720,566	624,282	553,216
Other operating revenue	97,255	104,054	116,359

	7,510,597	8,295,695	8,871,414

Costs and expenses:
Cost of sales	5,151,397	5,889,601	6,290,022
Selling, general and administrative	1,527,036	1,788,427	1,714,445
Financial service expenses	531,809	540,097	530,306
(Gain) loss on sale, disposal or impairment of assets, net	73,939	5,820	(37,841)

	7,284,181	8,223,945	8,496,932

Operating income	226,416	71,750	374,482

Other income:
Interest and dividends	24,937	28,240	34,272
Foreign exchange gain, net	—	—	5,571
Gain on sale of securities investments, net	9,645	14,695	5,504
Gain on change in interest in subsidiaries and equity investees	60,834	31,509	82,055
Other	23,039	20,738	22,045

	118,455	95,182	149,447

Other expenses:
Interest	28,996	27,278	22,931
Loss on devaluation of securities investments	3,878	1,308	13,087
Foreign exchange loss, net	3,065	18,835	—
Other	22,603	17,474	21,594

	58,542	64,895	57,612

Income before income taxes	286,329	102,037	466,317

Income taxes:
Current	96,400	67,081	183,438
Deferred	80,115	(13,193)	20,040

	176,515	53,888	203,478

Income before minority interest and equity in net income of affiliated companies	109,814	48,149	262,839
Minority interest in income (loss) of consolidated subsidiaries	(626)	475	(5,779)
Equity in net income of affiliated companies	13,176	78,654	100,817

Net income	123,616	126,328	369,435

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income (Continued)

	Yen
	2006	2007	2008

Per share data:
Common stock
Net income
— Basic	122.58	126.15	368.33
— Diluted	116.88	120.29	351.10
Cash dividends	25.00	25.00	25.00

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows
Fiscal Year Ended March 31

	Yen in millions
	2006	2007	2008

Cash flows from operating activities:
Net income	123,616	126,328	369,435
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs	381,843	400,009	428,010
Amortization of film costs	286,655	368,382	305,468
Stock-based compensation expense	150	3,838	4,130
Accrual for pension and severance costs, less payments	(7,563)	(22,759)	(17,589)
Gain on the transfer to the Japanese Government of the substitutional portion of employee pension fund, net	(73,472)	—	—
(Gain) loss on sale, disposal or impairment of assets, net	73,939	5,820	(37,841)
(Gain) loss on sale or devaluation of securities investments, net	(5,767)	(13,387)	7,583
(Gain) loss on revaluation of marketable securities held in the financial service business for trading purpose, net	(44,986)	(11,857)	56,543
Gain on change in interest in subsidiaries and equity investees	(60,834)	(31,509)	(82,055)
Deferred income taxes	80,115	(13,193)	20,040
Equity in net (income) losses of affiliated companies, net of dividends	9,794	(68,179)	(13,527)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	17,464	(357,891)	185,651
Increase in inventories	(164,772)	(119,202)	(140,725)
Increase in film costs	(339,697)	(320,079)	(353,343)
Increase (decrease) in notes and accounts payable, trade	(9,078)	362,079	(235,459)
Increase (decrease) in accrued income and other taxes	29,009	(14,396)	138,872
Increase in future insurance policy benefits and other	143,122	172,498	166,356
Increase in deferred insurance acquisition costs	(51,520)	(61,563)	(62,951)
(Increase) decrease in marketable securities held in the financial service business for trading purpose	(35,346)	31,732	(57,271)
Increase in other current assets	(8,792)	(35,133)	(24,312)
Increase in other current liabilities	105,865	73,222	51,838
Other	(49,887)	86,268	48,831

Net cash provided by operating activities	399,858	561,028	757,684

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2006	2007	2008

Cash flows from investing activities:
Payments for purchases of fixed assets	(462,473)	(527,515)	(474,552)
Proceeds from sales of fixed assets	38,168	87,319	144,741
Payments for investments and advances by financial service business	(1,368,158)	(914,754)	(2,283,491)
Payments for investments and advances (other than financial service business)	(36,947)	(100,152)	(103,082)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	857,376	679,772	1,441,496
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	24,527	22,828	51,947
Proceeds from sales of subsidiaries’ and equity investees’ stocks	75,897	43,157	307,133
Other	346	(6,085)	5,366

Net cash used in investing activities	(871,264)	(715,430)	(910,442)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	246,326	270,780	31,093
Payments of long-term debt	(138,773)	(182,374)	(34,701)
Increase (decrease) in short-term borrowings, net	(11,045)	6,096	15,838
Increase in deposits from customers in the financial service business, net	190,320	273,435	485,965
Increase (decrease) in call money and bills sold in the banking business, net	86,100	(100,700)	—
Dividends paid	(24,810)	(25,052)	(25,098)
Proceeds from the issuance of shares under stock-based compensation plans	4,681	5,566	7,484
Proceeds from the issuance of shares by subsidiaries	6,937	2,217	28,943
Other	128	(2,065)	(4,006)

Net cash provided by financing activities	359,864	247,903	505,518

Effect of exchange rate changes on cash and cash equivalents	35,537	3,300	(66,228)

Net increase (decrease) in cash and cash equivalents	(76,005)	96,801	286,532
Cash and cash equivalents at beginning of the fiscal year	779,103	703,098	799,899

Cash and cash equivalents at end of the fiscal year	703,098	799,899	1,086,431

Supplemental data:
Cash paid during the fiscal year for —
Income taxes	70,019	104,822	126,339
Interest	24,651	23,000	18,817

Non-cash investing and financing activities —
Obtaining assets by entering into capital lease	19,682	13,784	7,017

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity
Fiscal Year Ended March 31

	Yen in millions
					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

Balance at March 31, 2005	3,917	617,792	1,134,222	1,506,082	(385,675)	(6,000)	2,870,338
Exercise of stock acquisition rights		931	932				1,863
Conversion of convertible bonds		1,484	1,484				2,968
Conversion of subsidiary tracking stock	(3,917)	3,917					—
Comprehensive income:
Net income				123,616			123,616
Other comprehensive income, net of tax —
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					79,630		79,630
Less : Reclassification adjustment included in net income					(41,495)		(41,495)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					7,865		7,865
Less : Reclassification adjustment included in net income					(7,424)		(7,424)
Minimum pension liability adjustment					50,206		50,206
Foreign currency translation adjustments
Translation adjustments arising during the period					140,473		140,473
Less : Reclassification adjustment included in net income					(17)		(17)

Total comprehensive income							352,854

Stock issue costs, net of tax				(780)			(780)
Dividends declared				(24,968)			(24,968)
Purchase of treasury stock						(394)	(394)
Reissuance of treasury stock				(1,296)		3,267	1,971

Balance at March 31, 2006	—	624,124	1,136,638	1,602,654	(156,437)	(3,127)	3,203,852

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

Balance at March 31, 2006	—	624,124	1,136,638	1,602,654	(156,437)	(3,127)	3,203,852
Exercise of stock acquisition rights		2,175	2,175				4,350
Conversion of convertible bonds		608	608				1,216
Stock based compensation			3,993				3,993
Comprehensive income:
Net income				126,328			126,328
Cumulative effect of an accounting change, net of tax				(3,785)			(3,785)
Other comprehensive income, net of tax —
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					6,963		6,963
Less : Reclassification adjustment included in net income					(21,671)		(21,671)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					6,907		6,907
Less : Reclassification adjustment included in net income					(5,933)		(5,933)
Minimum pension liability adjustment					(2,754)		(2,754)
Foreign currency translation adjustments
Translation adjustments arising during the period					86,313		86,313

Total comprehensive income							192,368

Stock issue costs, net of tax				(22)			(22)
Dividends declared				(25,042)			(25,042)
Purchase of treasury stock						(558)	(558)
Reissuance of treasury stock			9			46	55
Adoption of FAS No. 158, net of tax					(9,508)		(9,508)
Other				19,373	(19,373)		—

Balance at March 31, 2007	—	626,907	1,143,423	1,719,506	(115,493)	(3,639)	3,370,704

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

Balance at March 31, 2007	—	626,907	1,143,423	1,719,506	(115,493)	(3,639)	3,370,704
Exercise of stock acquisition rights		3,538	3,685				7,223
Conversion of convertible bonds		131	131				262
Stock based compensation			4,192				4,192
Comprehensive income:
Net income				369,435			369,435
Cumulative effect of an accounting change, net of tax				(4,452)			(4,452)
Other comprehensive income, net of tax —
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					3,043		3,043
Less : Reclassification adjustment included in net income					(18,210)		(18,210)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					(1,807)		(1,807)
Less : Reclassification adjustment included in net income					(489)		(489)
Pension liability adjustment					(26,103)		(26,103)
Foreign currency translation adjustments
Translation adjustments arising during the period					(213,160)		(213,160)
Less : Reclassification adjustment included in net income					692		692

Total comprehensive income							108,949

Stock issue costs, net of tax				(48)			(48)
Dividends declared				(25,080)			(25,080)
Purchase of treasury stock						(1,231)	(1,231)
Reissuance of treasury stock			16			102	118

Balance at March 31, 2008	—	630,576	1,151,447	2,059,361	(371,527)	(4,768)	3,465,089

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements
Sony Corporation and Consolidated Subsidiaries

1.  Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony’s manufacturing facilities are located in Japan, the United States of America, Europe, and Asia. Its electronic products are marketed throughout the world and game products are marketed mainly in Japan, the United States of America and Europe by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video and television products. Sony is also engaged in various financial service businesses, including insurance operations through a Japanese life insurance subsidiary and a non-life insurance subsidiary, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations in Japan. In addition to the above, Sony is engaged in the development, production, manufacture, and distribution of recorded music, a network service business, an animation production and marketing business, and an advertising agency business in Japan.

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

(1)  Newly adopted accounting pronouncements:

Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts -

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued the Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts.” SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards (“FAS”) No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sales of Investments.” Sony adopted SOP 05-1 on April 1, 2007. The adoption of SOP 05-1 did not have a material impact on Sony’s results of operations and financial position.

Accounting for Servicing of Financial Assets -

In March 2006, the Financial Accounting Standards Board (“FASB”) issued FAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140.” This statement amends FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with respect to the accounting for separately recognized servicing assets and servicing liabilities. Sony adopted FAS No. 156 on April 1, 2007. The adoption of FAS No. 156 did not have a material impact on Sony’s results of operations and financial position.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Accounting for Uncertainty in Income Taxes -

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Effective April 1, 2007, Sony adopted the provision of FIN No. 48. As a result of the adoption, a charge against beginning retained earnings totaling 4,452 million yen was recorded. As of April 1, 2007, the total unrecognized tax benefits were 223,857 million yen, of which 129,632 million yen, if recognized, would affect Sony’s effective tax rate.

How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement -

In June 2006, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement.” EITF Issue No. 06-3 requires disclosure of the accounting policy for any tax assessed by a governmental authority that is imposed concurrently on a specific revenue-producing transaction between a seller and a customer. Sony adopted EITF Issue No. 06-3 on April 1, 2007. The adoption of EITF Issue No. 06-3 did not have a material impact on Sony’s results of operations.

(2)  Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies generally through 20-50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). When the interest in the partnership is so minor that Sony may have virtually no influence over the operation of the investee, the cost method is used. Under the equity method, investments are stated at cost plus/minus Sony’s portion of equity in undistributed earnings or losses. Consolidated net income includes Sony’s equity in current earnings or losses of such entities, after the elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its fair value.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Receivables and payables denominated in foreign currencies are translated at appropriate year-end exchange rates and the resulting translation gains or losses are taken into income.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities -

Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value by a charge to income for other-than-temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

Equity securities in non-public companies -

Equity securities in non-public companies are carried at cost as fair value is not readily determinable. If the carrying value of a non-public equity investment is estimated to have declined and such decline is judged to be other-than-temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

Inventories -

Inventories in the Electronics and Game segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies in the Electronics segment which is determined on the “first-in, first-out” basis. The market value of inventory is determined as the net realizable value — i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal. Sony does not consider a normal profit margin when calculating the net realizable value.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is primarily computed on the declining-balance method for Sony Corporation and its Japanese subsidiaries, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method over the estimated useful life of the assets. Property, plant and equipment for foreign subsidiaries is also computed on the straight-line method. Useful lives for depreciation range from 15 to 50 years for buildings and from 2 to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Goodwill and other intangible assets -

Goodwill and certain other intangible assets that are determined to have an indefinite life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Impairment testing of goodwill is performed at a reporting unit level. Fair value of reporting units and indefinite lived intangible assets is generally determined using a discounted cash flow analysis.

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

In the Electronics segment, costs related to establishing the technological feasibility of a software product are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized to cost of sales over the estimated economic life, which is generally three years.

In the Game segment, technological feasibility of game software is established when the product master is completed. Consideration to capitalize game software development costs before this point is limited to the development costs of games for which technological feasibility can be proven to be at an earlier stage.

At each balance sheet date, Sony performs periodic reviews to ensure that unamortized capitalized software costs remain recoverable from future profits.

Deferred insurance acquisition costs -

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.

Product warranty -

Sony provides for the estimated cost of product warranties at the time revenue is recognized by either product category group or individual product. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

Certain subsidiaries in the Electronics segment offer extended warranty programs. The consideration received for extended warranty service is deferred and amortized on a straight-line basis over the term of the extended warranty.

Future insurance policy benefits -

Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions, including future investment yield, morbidity, mortality, withdrawals and other factors. These assumptions are reviewed on a periodic basis. Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional long-duration life and annuity contracts.

Impairment of long-lived assets -

Sony reviews the recoverability of the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicate that the individual carrying amount of an asset may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the assets with their estimated undiscounted future cash flows. If the cash flows are determined to be less than the carrying value of the asset, an impairment loss has occurred and the loss would be recognized during the period for the difference between the carrying value of the assets and its estimated fair value. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell and are not depreciated.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized in current period earnings.

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges under FAS No. 133 are recognized in current period earnings.

When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and the hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting. Hedge ineffectiveness, if any, is included in the current period earnings.

Stock-based compensation -

With the adoption of FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”), effective April 1, 2006, Sony accounts for stock-based compensation using the fair value based method. The stock-based compensation expense for the fiscal year ended March 31, 2007 and 2008 was 3,838 million yen and 4,130 million yen, respectively. The expense is mainly included in selling, general and administrative expenses. The income tax benefit related to the stock-based compensation expense for the fiscal year ended March 31, 2007 and 2008 was 790 million yen and 952 million yen, respectively. Sony has elected the modified prospective method of transition prescribed in FAS No. 123(R) and therefore has not restated the results for prior periods. Under this transition method, stock-based compensation expense for the fiscal year ended March 31, 2007 and 2008 included the expense for all stock acquisition rights granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provision of FAS No. 123, “Accounting for Stock-Based Compensation”. Stock-based compensation expense for all stock acquisition rights granted after April 1, 2006 is based on the grant-date fair value estimated in accordance with FAS No. 123(R). The fair value is measured on the date of grant using the Black-Scholes option-pricing model. Sony recognizes this compensation expense, net of an estimated forfeiture rate, only for the rights expected to vest ratably over the requisite service period of the stock acquisition rights, which is generally a period of three years. Sony estimated the forfeiture rate for the fiscal year ended March 31, 2007 and 2008, based on its historical experience in the stock acquisition rights plans where the majority of the vesting terms have been satisfied.

Prior to the adoption of FAS No. 123(R), Sony had applied APB No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations in accounting for its stock-based compensation plans and followed the disclosure-only provisions of FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123”. As prescribed by APB No. 25, Sony had accounted for stock-option compensation using the intrinsic value method. Compensation expense for the year ended March 31, 2006 was not significant as the exercise prices for the stock acquisition rights plans were determined based on the prevailing market price shortly before the date of grant.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table reflects the effects on net income and net income per share (“EPS”) allocated to the common stock as if Sony had applied the fair value recognition provisions of FAS No. 123 to its stock-based compensation. See Note 16 for detailed assumptions.

Yen in millions
Fiscal Year Ended
March 31
2006

Net income allocated to common stock:
As reported	122,308
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(4,182)

Pro forma	118,126

Yen
Fiscal Year Ended
March 31
2006

Net income allocated to common stock:
— Basic EPS:
As reported	122.58
Pro forma	118.39
— Diluted EPS:
As reported	116.88
Pro forma	112.91

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Certain software products published by Sony provide limited on-line features at no additional cost to the customer. Generally, such features are considered to be incidental to the overall software product and an inconsequential deliverable. Accordingly, revenue related to software products containing these limited on-line features is not deferred. In instances where the software products’ on-line features or additional functionality is considered a substantive deliverable in addition to the software product, revenue and costs of sales are recognized ratably over an estimated service period, which is estimated to be six months.

Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse. Revenues from the sale of DVDs and Blu-ray discs, net of anticipated returns and sales incentives, are recognized upon availability of sale to the public.

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

Consideration given to a customer or a reseller -

In accordance with the Emerging Issue Task Force (“EITF”) Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products”, sales incentives or other cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2006, 2007 and 2008, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expense totaled 29,489 million yen, 31,933 million yen and 37,018 million yen, respectively.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income, and the tax liability attributed to undistributed earnings of subsidiaries and affiliated companies accounted for by the equity methods. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases computed in accordance with FIN No. 48 of assets and liabilities. Sony records valuation allowances to reduce deferred tax assets to the amount that management believes is more likely than not to be realized. In assessing the likelihood of realization, Sony considers all currently available evidence for future years, both positive and negative, supplemented by information of historical results and future earning plans along with tax planning strategies for each tax jurisdiction. Sony accounts for uncertain tax positions in accordance with FIN No. 48. Accordingly, Sony records assets and liabilities for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Sony continues to recognize interest and penalties, if any, with respect to unrecognized tax benefits as interest expense and as income tax expense, respectively, in the consolidated statements of income. The amount of income taxes Sony pays is subject to ongoing audits by various taxing authorities, which may result in proposed assessments. In addition, several significant items related to intercompany transfer pricing are currently the subject of negotiations between tax jurisdictions as a result of pending advance pricing agreement applications and competent authority requests. Sony’s estimate for the potential outcome for any uncertain tax issues is highly judgmental. Sony assesses its income tax positions and records tax benefits for all years subject to examination based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, Sony records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If Sony does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. However, Sony’s future results may include favorable or unfavorable adjustments to Sony’s estimated tax liabilities due to closure of income tax examinations,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

the outcome of negotiations between tax jurisdictions, new regulatory or judicial pronouncements or other relevant events. As a result, the amount of unrecognized tax benefits and the effective tax rate may fluctuate significantly on an annual basis.

Net income per share -

Basic net income per share is computed based on the weighted-average number of shares of common stock outstanding during each period.

On June 20, 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which was intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), a directly and indirectly wholly-owned subsidiary of Sony Corporation which is engaged in Internet-related services. The subsidiary tracking stock holders had no direct rights in the equity or assets of SCN or the assets of Sony Corporation. SCN subsequently changed its name to So-net Entertainment Corporation (“So-net”) in October 2006. On October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock and convert such shares to shares of Sony common stock at a conversion rate of 1.114 share of Sony common stock per share of subsidiary tracking stock. All shares of subsidiary tracking stock were converted to 3,452,808 shares of Sony common stock on December 1, 2005.

Prior to December 1, 2005, Sony calculated and presented per share data separately for Sony’s common stock and for the subsidiary tracking stock by the “two-class” method based on FAS No. 128, “Earnings per Share.” As the holders of the subsidiary tracking stock had the right to participate in earnings, together with common stockholders, under this method, basic net income per share for each class of stock was calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period.

The earnings allocated to the subsidiary tracking stock were determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends. The earnings allocated to the common stock were calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.

As a result of the conversion of the subsidiary tracking stock discussed above, Sony calculated per share data separately for Sony’s common stock and for the subsidiary tracking stock by the “two-class” method based on FAS No. 128, but did not present per share data for the subsidiary tracking stock for the fiscal year ended March 31, 2006. The earnings allocated to common stock for the fiscal year ended March 31, 2006 were calculated by subtracting the earnings allocated to the subsidiary tracking stock for the eight months ended November 30, 2005.

The computation of diluted net income per share reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities including the conversion of contingently convertible debt instruments regardless of whether the conditions to exercise the conversion rights have been met.

(3)  Recent Pronouncements:

Fair Value Measurements -

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements”. FAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. FAS No. 157 will be effective for Sony beginning April 1, 2008. In February 2008, the FASB issued FASB Staff Positions (“FSP”) FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157”. FSP FAS 157-1 removes certain leasing transactions from the scope of FAS No. 157. FSP FAS 157-2 partially delays the effective date of FAS No. 157 for one year for certain nonfinancial assets and liabilities. The adoption of FAS No. 157 as it relates to financial assets and liabilities

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

is not expected to have a material impact on Sony’s consolidated results of operations and financial position. Sony is currently evaluating the impact for nonfinancial assets and liabilities.

Fair Value Option for Financial Assets and Financial Liabilities -

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. FAS No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. FAS No. 159 is required to be adopted by Sony in the first quarter beginning April 1, 2008. The adoption of FAS No. 159 is not expected to have a material impact on Sony’s consolidated results of operations and financial position. However, its effects on future periods will depend on the nature of instruments held by Sony and its elections under the provisions of FAS No. 159.

Business Combinations -

In December 2007, the FASB issued FAS No. 141(R), “Business Combinations,” which applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008. FAS No. 141(R) requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date and requires the assets and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions. Sony will adopt FAS No. 141(R) as of April 1, 2009, and its effects on future periods will depend on the nature and significance of any acquisitions subject to FAS No. 141(R).

Noncontrolling Interests in Consolidated Financial Statements -

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.” FAS No. 160 requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of FAS No. 160, Sony will adopt the statement as of April 1, 2009, via retrospective application of the presentation and disclosure requirements. Sony is currently evaluating the impact of adopting FAS No. 160.

Disclosures about Derivative Instruments and Hedging Activities -

In March 2008, the FASB issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133.” FAS No. 161 amends and expands the disclosures required by FAS No. 133 to provide more information about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS No. 133 and its interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Sony is currently evaluating the additional disclosures required by FAS No. 161.

The Hierarchy of Generally Accepted Accounting Principles -

In May 2008, the FASB issued FAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” FAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

FAS No. 162 will be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411. Sony is currently evaluating the impact of adopting FAS No. 162.

Financial Guarantee Insurance Contracts -

In May 2008, the FASB issued FAS No. 163, “Accounting for Financial Guarantee Insurance Contracts.” FAS No. 163 clarifies how FAS No. 60, “Accounting and Reporting by Insurance Enterprises”, applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. FAS No. 163 will be effective for Sony as of April 1, 2009, except for disclosures about the insurance enterprise’s risk-management activities. Disclosures about the insurance enterprise’s risk-management activities will be effective the first period beginning after issuance of FAS No. 163. Sony is currently evaluating the impact of adopting FAS No. 163.

(4)  Reclassifications:

Certain reclassifications of the financial statements for the fiscal years ended March 31, 2006 and 2007 have been made to conform to the presentation for the fiscal year ended March 31, 2008.

3.  Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2007	2008

Finished products	649,848	687,095
Work in process	123,539	119,656
Raw materials, purchased components and supplies	167,488	214,844

	940,875	1,021,595

4.  Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2007	2008

Theatrical:
Released (including acquired film libraries)	150,396	130,280
Completed not released	16,255	5,369
In production and development	93,584	133,829
Television licensing:
Released (including acquired film libraries)	48,313	33,113
In production and development	146	1,652

	308,694	304,243

Sony estimates that approximately 88% of unamortized costs of released films (excluding amounts allocated to acquired film libraries) at March 31, 2008 will be amortized within the next three years. Approximately 84 billion yen of released film costs are expected to be amortized during the next twelve months. As of March 31, 2008, unamortized acquired film libraries of approximately 4 billion yen are expected to be amortized on a straight-line

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

basis over an average remaining life of 2 years. Approximately 112 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5.  Related party transactions

Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method. Significant investments at March 31, 2008 of this nature include, but are not limited to Sony’s interest in Sony Ericsson Mobile Communications, AB (“Sony Ericsson”) (50%), SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) (50%), and S-LCD Corporation (“S-LCD”) (50% minus 1 share).

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions
	March 31, 2007
	Sony		SONY	MGM
	Ericsson	S-LCD	BMG	Holdings	Others	Total

Current assets	786,805	113,977	211,910	79,042	236,493	1,428,227
Noncurrent assets	72,904	347,505	220,483	595,496	99,911	1,336,299

Total assets	859,709	461,482	432,393	674,538	336,404	2,764,526

Current liabilities	527,660	66,357	267,671	130,252	186,359	1,178,299
Long-term liabilities	12,161	17,875	63,811	549,402	25,005	668,254
Stockholders’ equity	319,888	377,250	100,911	(5,116)	125,040	917,973
Percentage of ownership in equity investees	50%	50%	50%	45%	20%-50%
Equity investment and undistributed earnings (losses) of affiliated companies, before consolidating and reconciling adjustments	159,944	188,625	50,456	(2,302)
Consolidation and reconciling adjustments:
Advances	0	0	16,210	0
Other	0	0	(35,909)	2,302

Investment in and advances to equity investees at cost plus equity in undistributed earnings since acquisition	159,944	188,625	30,757	0	68,843	448,169

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2008
	Sony		SONY
	Ericsson	S-LCD	BMG	Others	Total

Current assets	676,077	139,040	224,474	307,149	1,346,740
Noncurrent assets	93,969	314,133	187,097	556,524	1,151,723

Total assets	770,046	453,173	411,571	863,673	2,498,463

Current liabilities	491,740	70,079	260,324	230,210	1,052,353
Long-term liabilities	14,838	23,224	36,663	602,040	676,765
Stockholders’ equity	263,468	359,870	114,584	31,423	769,345
Percentage of ownership in equity investees	50%	50%	50%	20%-50%
Equity investment and undistributed earnings of affiliated companies, before consolidating and reconciling adjustments	131,734	179,935	57,292
Consolidation and reconciling adjustments:
Advances	0	0	158
Other	0	0	(30,193)

Investment in and advances to equity investees at cost plus equity in undistributed earnings since acquisition	131,734	179,935	27,257	42,262	381,188

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Statements of Income

	Yen in millions
	Fiscal Year Ended March 31, 2006
	Sony		SONY	MGM
	Ericsson	S-LCD	BMG	Holdings	Others	Total

Net revenues	1,086,869	323,295	483,495	146,021	317,492	2,357,172

Gross profit	294,408	(3,172)	262,601	55,749	58,640	668,226
Other expenses, net	213,740	11,158	244,205	92,288

Income (loss) before income taxes	80,668	(14,330)	18,396	(36,539)
Income tax (expense) benefit	(18,395)	0	(6,054)	(993)
Minority interest (expense) benefit	(4,294)	0	(682)	0

Net income (loss)	57,979	(14,330)	11,660	(37,532)	15,205	32,982
Percentage of ownership in equity investees	50%	50%	50%	45%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	28,989	(7,165)	5,830	(16,890)
Consolidation and reconciling adjustments:
Other	0	0	0	0

Equity in net income (loss) of affiliated companies	28,989	(7,165)	5,830	(16,890)	2,412	13,176

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal Year Ended March 31, 2007
	Sony		SONY	MGM
	Ericsson	S-LCD	BMG	Holdings	Others	Total

Net revenues	1,766,855	457,635	475,839	126,694	461,189	3,288,212

Gross profit	526,744	30,030	243,139	15,257	79,062	894,232
Other expenses, net	301,730	17,188	227,183	78,810

Income (loss) before income taxes	225,014	12,842	15,956	(63,553)
Income tax (expense) benefit	(49,433)	0	(5,036)	7,321
Minority interest (expense) benefit	(4,978)	0	(864)	0

Net income (loss)	170,603	12,842	10,056	(56,232)	11,226	148,495
Percentage of ownership in equity investees	50%	50%	50%	45%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	85,301	6,421	5,028	(25,304)
Consolidation and reconciling adjustments:
Other	(16)	(1,375)	0	6,386

Equity in net income (loss) of affiliated companies	85,285	5,046	5,028	(18,918)	2,213	78,654

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal Year Ended March 31, 2008
	Sony		SONY
	Ericsson	S-LCD	BMG	Others	Total

Net revenues	2,031,078	670,745	445,697	615,240	3,762,760

Gross profit	617,685	46,464	229,451	132,591	1,026,191
Other expenses, net	392,443	28,148	200,436

Income before income taxes	225,242	18,316	29,015
Income tax (expense) benefit	(60,935)	(520)	(8,725)
Minority interest (expense) benefit	(4,917)	0	(272)

Net income (loss)	159,390	17,796	20,018	(44,387)	152,817
Percentage of ownership in equity investees	50%	50%	50%	20%-50%
Equity in net income of affiliated companies, before consolidating and reconciling adjustments	79,695	8,898	10,009
Consolidation and reconciling adjustments:
Other	(214)	(1,479)	0

Equity in net income of affiliated companies	79,481	7,419	10,009	3,908	100,817

Sony Ericsson, a 50/50 joint venture with Telefonaktiebolaget LM Ericsson focused on mobile phone handsets, was established in October 2001 and is included in affiliated companies accounted for under the equity method. Sony Ericsson purchases several key components such as camera modules, memory, batteries and LCD panels from Sony. Sony received a return of capital of 17,353 million yen from Sony Ericsson during the fiscal year ended March 31, 2008. Sony received a dividend of 44,194 million yen in May 2007 and 37,045 million yen in March 2008 from Sony Ericsson.

S-LCD, a joint venture with Samsung Electronics Co., LTD focused on manufacturing amorphous TFT panels, was established in April 2004 with Sony’s ownership interest of 50% minus 1 share. Sony invested 63,512 million yen and 25,992 million yen in S-LCD during the fiscal years ended March 31, 2007 and 2008, respectively. S-LCD is strategic to Sony’s television business as it provides a source of high quality large screen LCD panels to differentiate Sony’s Bravia LCD televisions.

As of August 1, 2004, Sony combined its recorded music business, except for the operations of its recorded music business in Japan, with the recorded music business of Bertelsmann AG in a 50/50 joint venture known as SONY BMG. As a result, the operations of the recorded music business, except for the recorded music business in Japan, are accounted for under the equity method. Sony BMG is engaged in the development, production and distribution of recorded music, in all commercial formats and musical genres. Sony views the recorded music business as a key element of its Sony convergence strategy of hardware (such as stereo players and Walkmans) with content offerings.

On April 8, 2005, a consortium led by Sony Corporation of America (“SCA”) and its equity partners, Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners, completed the acquisition of MGM. Under the terms of the acquisition agreement, the aforementioned investor group acquired MGM for a total purchase price of approximately 5.0 billion U.S. dollars. MGM continues to operate under the Metro-Goldwyn-Mayer name as a private company, headquartered in Los Angeles, California, and is focused on new film production and distribution activities. As part of the acquisition, SCA invested 257 million U.S. dollars for 20% of the total equity capital, which includes both common stock and a significant

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

amount of non-voting preferred stock with detachable common stock warrants. Although Sony owns 20% of MGM’s total equity, on a fully diluted basis as a result of the warrants dilution, Sony owns 45% of the total outstanding common stock and therefore, recorded 45% of MGM’s net income (loss) as equity in net income of affiliated companies. As a result of the cumulative losses recorded by MGM through March 31, 2007, the carrying value of Sony’s investment in MGM was written down to zero as of March 31, 2007. As Sony has not guaranteed any obligations of MGM nor has it otherwise committed to provide further financial support to MGM, Sony did not record its share of MGM’s net losses during the year-ended March 31, 2008.

Sony’s proportionate share in the underlying net assets of the investees exceeded the carrying value of investments in affiliated companies by 40,534 million yen and 11,361 million yen at March 31, 2007 and 2008, respectively. These differences primarily relate to the differences in the carrying value of the net assets contributed by Sony and Bertelsmann AG upon the formation of SONY BMG in August 2004. The contribution of assets to SONY BMG was accounted for at book value. Acquisitions by Bertelsmann AG’s recorded music business shortly prior to the formation of SONY BMG resulted in goodwill comprising a significant portion of the assets contributed to SONY BMG by Bertelsmann AG, whereas Sony’s contributed assets had a lower historical basis. As a result, Sony’s carrying value of the investment in SONY BMG is below its 50% share of the underlying assets of SONY BMG. Since the contributions for both Sony and Bertelsmann AG were recorded at historical book value by SONY BMG, there is a basis difference attributable to non-depreciable assets which are not being amortized. Differences in the carrying value of Sony’s other equity investments and the proportionate share of the fair value of underlying net assets primarily relate to unamortizable goodwill.

Affiliated companies accounted for under the equity method with an aggregate carrying value of 5,587 million yen and 6,931 million yen at March 31, 2007 and 2008, were quoted on established markets at an aggregate value of 36,701 million yen and 58,460 million yen, respectively.

The number of affiliated companies accounted for under the equity method at March 31, 2007 and 2008 were 62 and 63, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	Yen in millions
	March 31
	2007	2008

Accounts receivable, trade	45,617	37,037

Advances	20,740	1,649

Accounts payable, trade	51,894	54,680

	Yen in millions
	Fiscal Year Ended March 31
	2006	2007	2008

Sales	234,636	299,487	266,303

Purchases	282,071	463,578	542,075

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2006, 2007 and 2008 were 22,970 million yen, 10,475 million yen and 87,290 million yen, respectively.

6.  Transfer of financial assets

Sony set up several accounts receivable sales programs whereby Sony can sell up to 50,000 million yen of eligible trade accounts receivable. Through these programs, Sony can sell receivables to qualified special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

more than 190 days after the sales of receivables. These transactions are accounted for as sales in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, because Sony has relinquished control of the receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2007 and 2008 were 152,519 million yen and 181,412 million yen, respectively. Losses from these transactions were insignificant. Although Sony continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

During the fiscal year ended March 31, 2008, a subsidiary of the Financial services segment set up several receivables sales programs whereby the subsidiary can sell up to 18,000 million yen of eligible receivables. Through these programs, the subsidiary can sell receivables to qualified special purpose entities owned and operated by banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. These transactions are accounted for as sales in accordance with FAS No. 140, since the subsidiary has relinquished control of the receivables. Total receivables sold during the fiscal year ended March 31, 2008 was 113,755 million yen. Losses from these transactions were insignificant. Although the subsidiary continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

7.  Marketable securities and securities investments and other

Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2007				March 31, 2008
		Gross	Gross			Gross	Gross
		unrealized	unrealized			unrealized	unrealized
	Cost	gains	losses	Fair value	Cost	gains	losses	Fair value

Available-for-sale:
Debt securities	2,517,849	23,716	(8,903)	2,532,662	3,052,096	78,723	(13,092)	3,117,727
Equity securities	281,012	128,888	(7,332)	402,568	239,551	75,316	(19,555)	295,312
Held-to-maturity
Securities	36,035	165	(127)	36,073	57,840	773	(34)	58,579

Total	2,834,896	152,769	(16,362)	2,971,303	3,349,487	154,812	(32,681)	3,471,618

At March 31, 2008, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities with maturities of one to ten years.

Proceeds from sales of available-for-sale securities were 524,268 million yen, 374,612 million yen and 1,296,797 million yen for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. On those sales, gross realized gains computed on the average cost basis were 68,096 million yen, 38,448 million yen and 36,832 million yen and gross realized losses were 3,143 million yen, 4,031 million yen and 8,418 million yen, respectively.

Marketable securities classified as trading securities at March 31, 2007 and 2008 were 376,541 million yen and 349,290 million yen, respectively, which consist of debt and equity securities.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2007 and 2008, totaled 64,894 million yen and 62,138 million yen, respectively. Non-public equity investments are valued at cost as fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other than temporary, the impairment of the investment is recognized immediately and the carrying value is reduced to its fair value.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

With respect to trading securities, primarily in the life insurance business, Sony recorded net unrealized gains of 45,092 million yen and 11,550 million yen for the fiscal years ended March 31, 2006 and 2007, respectively, and net unrealized losses of 57,003 million yen for the fiscal year ended March 31, 2008. Changes in the fair value of trading securities are recognized in Financial service revenue in the consolidated statements of income.

The following table presents the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2008.

	Yen in millions
	Less than 12 months		12 months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses

Available-for-sale:
Debt securities	657,501	(6,544)	105,021	(6,548)	762,522	(13,092)
Equity securities	90,378	(18,016)	5,927	(1,539)	96,305	(19,555)
Held-to-maturity
Securities	5,347	(34)	—	—	5,347	(34)

Total	753,226	(24,594)	110,948	(8,087)	864,174	(32,681)

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary. For the fiscal years ended March 31, 2006, 2007 and 2008, total impairment losses were 4,029 million yen, 7,413 million yen and 37,117 million yen, respectively.

At March 31, 2008, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8.  Leased assets

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets. Certain of these leases have renewal and purchase options.

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2007	2008

Land	80	68
Buildings	1,859	1,669
Machinery, equipment, film costs, and others	50,506	52,941
Accumulated depreciation and amortization	(13,675)	(11,704)

	38,770	42,974

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony has also entered into capital lease arrangements with third parties to finance certain of its theatrical productions. Film costs under capital leases at March 31, 2007 and 2008, included in the table above, were 23,490 million yen and 32,991 million yen, respectively.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2008:

Yen in millions

Fiscal year ending March 31:
2009	11,571
2010	9,155
2011	6,716
2012	5,081
2013	4,347
Later years	31,184

Total minimum lease payments	68,054
Less — Amount representing interest	16,165

Present value of net minimum lease payments	51,889
Less — Current obligations	9,328

Long-term capital lease obligations	42,561

Total minimum capital lease payments have not been reduced by minimum sublease income of 8,877 million yen due in the future under noncancelable subleases.

Minimum rental expenses under operating leases for the fiscal years ended March 31, 2006, 2007 and 2008 were 80,014 million yen, 85,598 million yen and 87,040 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2006, 2007 and 2008 were 1,350 million yen, 2,689 million yen and 1,718 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases as of March 31, 2008 were 6,147 million yen. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2008 are as follows:

Yen in millions

Fiscal year ending March 31:
2009	42,736
2010	33,401
2011	24,349
2012	15,878
2013	13,217
Later years	59,732

Total minimum future rentals	189,313

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

9.  Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2008 totaled 91,456 million yen, which are subject to amortization and primarily consist of acquired patent rights of 8,840 million yen and software to be sold, leased or otherwise marketed of 23,382 million yen and music catalogs of 43,485 million yen. The weighted average amortization period for acquired patent rights, software to be sold, leased or otherwise marketed and music catalogs is 7 years, 3 years and 31 years, respectively.

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2007		March 31, 2008
	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	amortization	amount	amortization

Artist contracts	15,218	(13,019)	15,218	(13,820)
Music catalog	79,930	(27,669)	106,587	(28,001)
Acquired patent rights	84,482	(37,173)	93,000	(48,503)
Software to be sold, leased or otherwise marketed	42,028	(21,435)	48,186	(23,529)
Other	57,022	(26,287)	65,700	(32,221)

Total	278,680	(125,583)	328,691	(146,074)

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2006, 2007 and 2008 was 28,390 million yen, 33,168 million yen and 39,138 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Yen in millions

Fiscal year ending March 31,
2009	45,130
2010	38,635
2011	25,613
2012	8,248
2013	7,736

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2007	2008

Trademarks	58,212	58,595
Distribution agreement	18,834	18,834
Other	3,112	3,444

	80,158	80,873

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the carrying amount of goodwill by operating segment for the fiscal years ended March 31, 2007 and 2008 are as follows:

	Yen in millions
				Financial
	Electronics	Game	Pictures	Services	All Other	Total

Balance at March 31, 2006	76,363	116,264	85,912	977	19,508	299,024
Goodwill acquired during year	371	301	8,595	698	1,068	11,033
Impairment losses	(5,620)	—	—	—	(237)	(5,857)
Other*	155	80	(321)	—	555	469

Balance at March 31, 2007	71,269	116,645	94,186	1,675	20,894	304,669
Goodwill acquired during year	3,813	6,634	1,928	1,337	8,635	22,347
Impairment losses	—	—	—	—	(12)	(12)
Other*	(2,274)	(447)	(15,602)	8	(4,266)	(22,581)

Balance at March 31, 2008	72,808	122,832	80,512	3,020	25,251	304,423

*	Other primarily consists of translation adjustments.

As described in Note 2, Sony performs an annual impairment test for goodwill. During the fiscal year ended March 31, 2007, Sony recorded impairment losses of 5,620 million yen in reporting units in the Electronics segment, of which 5,320 million yen was related to the CRT TV business which was downsized in the U.S., and an impairment loss of 237 million yen in a reporting unit included in All Other. The impairment charges reflected the overall decline in the fair value of the reporting units. The fair values of the reporting units were estimated principally using the expected present value of future cash flows.

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

(1)  Insurance policies:

Life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2006, 2007 and 2008 were 453,496 million yen, 481,764 million yen and 506,801 million yen, respectively. Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2006, 2007 and 2008 were 42,743 million yen, 48,937 million yen and 53,035 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)  Deferred insurance acquisition costs:

Insurance acquisition costs, including such items as commission, medical examination and inspection report fees, that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits. Amortization charged to income for the fiscal years ended March 31, 2006, 2007 and 2008 amounted to 42,933 million yen, 51,027 million yen and 59,932 million yen, respectively.

(3)  Future insurance policy benefits:

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality, morbidity and withdrawals. Future policy benefits are computed using interest rates ranging from 1.00% to 4.90%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. At March 31, 2007 and 2008, future insurance policy benefits amounted to 2,085,715 million yen and 2,286,868 million yen, respectively.

11.	Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2007	2008

Unsecured loans:
with a weighted-average interest rate of 4.14%	42,291
with a weighted-average interest rate of 3.43%		53,224
Secured call money:
with a weighted-average interest rate of 0.21%	10,000
with a weighted-average interest rate of 0.57%		10,000

	52,291	63,224

At March 31, 2008, securities investments with a book value of 7,100 million yen and marketable securities with a book value of 3,100 million yen were pledged as collateral for call money by Sony’s Japanese bank subsidiary.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2007	2008

Unsecured loans, representing obligations principally to banks:
Due 2007 to 2018, with interest rates ranging from 0.51% to 5.89% per annum	374,091
Due 2008 to 2018, with interest rates ranging from 0.93% to 5.89% per annum		370,038
Unsecured zero coupon convertible bonds, due 2008, convertible currently at 5,605 yen for one common share, redeemable before due date	250,000	250,000
Unsecured 0.9% bonds, due 2007 with detachable warrants	7,300	—
Unsecured 0.9% bonds, due 2007 with detachable warrants	150	—
Unsecured 1.01% bonds, due 2010, net of unamortized discount	39,997	39,998
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,990	49,993
Unsecured 0.80% bonds, due 2010, net of unamortized discount	49,993	49,995
Unsecured 1.52% bonds, due 2011, net of unamortized discount	49,998	49,998
Unsecured 1.16% bonds, due 2012, net of unamortized discount	39,985	39,987
Unsecured 1.52% bonds, due 2013, net of unamortized discount	34,997	34,998
Unsecured 1.57% bonds, due 2015, net of unamortized discount	29,982	29,985
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,993	24,994
Unsecured 1.99% bonds, due 2007	15,000	—
Unsecured 2.35% bonds, due 2010	4,900	4,900
Capital lease obligations:
Due 2007 to 2020 with interest rates ranging from 1.50% to 17.57% per annum	49,403
Due 2008 to 2021 with interest rates ranging from 2.40% to 15.00% per annum		51,889
Guarantee deposits received	23,396	24,163

	1,044,175	1,020,938
Less — Portion due within one year	43,170	291,879

	1,001,005	729,059

There are no significant adverse debt covenants or cross-default provisions related to the above borrowings.

Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

Fiscal Year Ending March 31	Yen in millions

2009	291,879
2010	169,456
2011	214,494
2012	72,660
2013	82,038

At March 31, 2008, Sony had unused committed lines of credit amounting to 624,331 million yen and can generally borrow up to 90 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2008, Sony has Commercial Paper Programs, the size of which was 1,201,330 million yen. There was no commercial paper outstanding at March 31, 2008. Under those programs, Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs. In addition, Sony has Medium Term Notes programs, the size of which was 500,950 million yen. There were no Medium Term Notes outstanding at March 31, 2008.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

12.	Deposits from customers in the banking business

All deposits from customers in the banking business are interest bearing deposits, and are owned by Sony’s Japanese bank subsidiary which was established as an Online Internet bank for individuals. At March 31, 2007 and 2008, the balance of time deposits issued in amounts of 10 million yen or more were 116,220 million yen and 223,817 million yen, respectively.

At March 31, 2008, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal Year Ending March 31	Yen in millions

2010	28,843
2011	16,324
2012	5,624
2013	4,849
2014	169
Later years	8,879

Total	64,688

13.	Financial instruments

(1)	Derivative instruments and hedging activities:

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate and currency swap agreements. Foreign exchange forward contracts and foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. Interest rate and currency swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in the fair value. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. Although Sony may be exposed to losses in the event of nonperformance by counterparties or unfavorable interest and currency rate movements, it does not anticipate significant losses due to the nature of Sony’s counterparties or hedging arrangements. These derivatives generally mature or expire within 6 months after the balance sheet date. Sony does not use these derivative financial instruments for trading or speculative purposes, except for certain derivatives utilized for portfolio investments such as interest rate swap agreements and interest rate future contracts in the Financial Services segment. These derivative transactions utilized for portfolio investments in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.

Derivative financial instruments held by Sony are classified and accounted for pursuant to FAS No. 133 as described below.

Fair value hedges

The derivatives designated as fair value hedges include interest rate and currency swap agreements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income.

For the fiscal years ended March 31, 2006, 2007 and 2008, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

The derivatives designated as cash flow hedges include foreign exchange forward contracts, foreign currency option contracts and interest rate and currency swap agreements.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2006, 2007 and 2008, these cash flow hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of cash flow hedges. At March 31, 2008, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of 3,371 million yen. Within the next twelve months, 1,392 million yen is expected to be reclassified from equity into earnings as a loss.

Derivatives not designated as hedges

The derivatives not designated as hedges under FAS No. 133 include interest rate and currency swap agreements, interest rate and bond future contracts and other derivatives. Changes in the fair value of derivatives not designated as hedges are recognized in income.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Credit default swap agreements

Certain subsidiaries in the Financial Services segment have credit default swap agreements as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.

Interest rate and bond future contracts

Certain subsidiaries in the Financial Services segment have interest rate and bond future contracts as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.

Bond option contracts

Certain subsidiaries in the Financial Services segment had bond option contracts as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Fair value of financial instruments:

The estimated fair values of Sony’s financial instruments are summarized as follows. The following summary excludes cash and cash equivalents, call loans, time deposits, notes and accounts receivable, trade, call money, short-term borrowings, notes and accounts payable, trade, investment contracts included in policyholders’ account in the life insurance business and deposits from customers in the banking business that are carried at amounts which approximate fair value. The summary also excludes debt and equity securities which are disclosed in Note 7.

	Yen in millions
	March 31, 2007			March 31, 2008
	Notional	Carrying	Estimated	Notional	Carrying	Estimated
	amount	amount	fair value	amount	amount	fair value

Long-term debt including the current portion	—	(1,044,175)	(1,075,359)	—	(1,020,938)	(1,024,879)
Foreign exchange forward contracts	1,768,609	(291)	(291)	2,019,809	18,133	18,133
Currency option contracts purchased	287,833	2,404	2,404	215,693	5,501	5,501
Currency option contracts written	67,180	(462)	(462)	25,874	(503)	(503)
Interest rate swap agreements	272,608	(1,512)	(1,512)	229,766	(5,155)	(5,155)
Interest rate and currency swap agreements	8,718	(816)	(816)	4,146	(563)	(563)
Credit default swap agreements	—	—	—	16,789	630	630
Interest rate future contracts	115,291	9	9	380,000	(103)	(103)
Bond future contracts	6,993	1	1	8,854	(141)	(141)
Bond option contracts written	49,964	130	130	—	—	—

The following are explanatory notes regarding the estimation method of fair values in the above table.

Long-term debt including the current portion

The fair values of long-term debt, including the current portion, were estimated based on either the market value or the discounted future cash flows using Sony’s current incremental borrowing rates for similar liabilities.

Derivative financial instruments

The fair values of foreign exchange forward contracts, foreign currency option contracts, interest rate future contracts and bond future contracts were estimated based on market quotations. The fair values of interest rate and currency swap agreements were estimated based on the discounted amounts of future net cash flows. The fair values of bond option contracts and credit default swap agreements were based on the price obtained from brokers. The fair values of the embedded derivatives were evaluated as hybrid financial instruments without bifurcating them and the information of those transactions are disclosed in Note 7 as debt securities.

14.	Pension and severance plans

Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. In July, 2004, Sony Corporation and certain of its subsidiaries amended their pension plans and introduced a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

based plan, the amount of payment is determined based on sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring.

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

In September 2006, the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, which requires an employer to fully recognize the over-funded or under-funded status of its pension and other postretirement benefit plans as an asset or liability in its financial statements. In addition, the company is required to recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not immediately recognized as components of net periodic benefit cost. As of March 31, 2007, Sony adopted FAS No. 158 on a prospective basis and as a result, recognized the funded status of each applicable plan on the balance sheet. The initial impact of adopting FAS No. 158 was a 9,508 million yen reduction in accumulated other comprehensive income, net of tax. Previously established additional minimum liabilities and related intangible assets were derecognized upon the adoption of FAS No. 158.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

The components of net periodic benefit costs for the fiscal years ended March 31, 2006, 2007 and 2008 were as follows:

Japanese plans:

	Yen in millions
	Fiscal Year Ended March 31
	2006	2007	2008

Service cost	26,561	27,175	27,049
Interest cost	16,504	13,494	14,603
Expected return on plan assets	(17,290)	(17,299)	(19,763)
Amortization of net transition asset	(104)	—	—
Recognized actuarial loss	14,393	10,072	10,173
Amortization of prior service costs	(10,229)	(10,321)	(10,334)
Settlement loss resulting from the transfer of the substitutional portion	59,850	—	—

Net periodic benefit costs	89,685	23,121	21,728

Foreign plans:

	Yen in millions
	Fiscal Year Ended March 31
	2006	2007	2008

Service cost	6,852	7,664	6,321
Interest cost	8,318	10,179	10,963
Expected return on plan assets	(7,112)	(9,123)	(10,166)
Amortization of net transition asset	21	27	29
Recognized actuarial loss	1,674	2,536	1,647
Amortization of prior service costs	(240)	(295)	(298)
Losses (gains) on curtailments and settlements	915	120	(100)

Net periodic benefit costs	10,428	11,108	8,396

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 12,426 million yen, 10,563 million yen and 27 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2007	2008	2007	2008

Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	619,869	636,541	194,169	216,880
Service cost	27,175	27,049	7,664	6,321
Interest cost	13,494	14,603	10,179	10,963
Plan participants’ contributions	—	—	557	555
Amendments	(1,693)	36	(898)	(24)
Actuarial (gain) loss	(7,053)	4,187	4,693	(13,131)
Foreign currency exchange rate changes	—	—	9,040	(24,936)
Curtailments and settlements	—	—	—	(308)
Benefits paid	(15,251)	(15,394)	(8,524)	(7,681)

Benefit obligation at end of the fiscal year	636,541	667,022	216,880	188,639

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	489,328	519,260	104,394	145,788
Actual return on plan assets	4,199	(43,019)	14,393	6,207
Foreign currency exchange rate changes	—	—	13,268	(18,124)
Employer contribution	37,032	34,189	21,820	6,382
Plan participants’ contributions	—	—	557	555
Curtailments and settlements	—	—	(120)	(100)
Benefits paid	(11,299)	(12,268)	(8,524)	(6,995)

Fair value of plan assets at end of the fiscal year	519,260	498,162	145,788	133,713

Funded status at end of year	(117,281)	(168,860)	(71,092)	(54,926)

Amounts recognized in the consolidated balance sheet consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2007	2008	2007	2008

Noncurrent assets	14	478	473	1,859
Current liabilities	—	—	(6,556)	(2,114)
Noncurrent liabilities	(117,295)	(169,338)	(65,009)	(54,671)

Ending Balance	(117,281)	(168,860)	(71,092)	(54,926)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2007	2008	2007	2008

Prior service cost (credit)	(127,106)	(116,768)	(1,403)	(999)
Net actuarial loss (gain)	200,618	242,145	38,474	19,691
Obligation (asset) existing at transition	—	—	343	258

Ending Balance	73,512	125,377	37,414	18,950

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2007	2008	2007	2008

Accumulated benefit obligations	635,603	662,976	181,356	148,419

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2007	2008	2007	2008

Projected benefit obligations	638,560	666,065	187,637	152,016
Accumulated benefit obligations	634,847	661,657	171,735	135,079
Fair value of plan assets	518,375	496,674	136,361	123,689

Weighted-average assumptions used to determine benefit obligations as of March 31, 2007 and 2008 were as follows:

Japanese plans:

	March 31
	2007	2008

Discount rate	2.3%	2.3%
Rate of compensation increase	2.5	2.5

Foreign plans:

	March 31
	2007	2008

Discount rate	5.3%	5.7%
Rate of compensation increase	3.6	3.9

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2006, 2007 and 2008 were as follows:

Japanese plans:

	Fiscal Year Ended March 31
	2006	2007	2008

Discount rate	2.3%	2.2%	2.3%
Expected return on plan assets	3.5	3.7	4.0
Rate of compensation increase	3.3	3.2	2.5

Foreign plans:

	Fiscal Year Ended March 31
	2006	2007	2008

Discount rate	5.4%	5.1%	5.3%
Expected return on plan assets	7.8	7.3	7.1
Rate of compensation increase	3.7	3.6	3.6

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

Weighted-average pension plan asset allocations based on the fair value of such assets as of March 31, 2007 and 2008 were as follows:

Japanese plans:

	March 31
	2007	2008

Equity securities	38.6%	30.2%
Debt securities	48.6	53.3
Cash	5.3	5.9
Other	7.5	10.6

Total	100.0%	100.0%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Foreign plans:

	March 31
	2007	2008

Equity securities	69.0%	66.2%
Debt securities	18.4	21.1
Real estate	6.3	5.4
Other	6.3	7.3

Total	100.0%	100.0%

For the pension plans of Sony Corporation and most of its subsidiaries in Japan, the target allocation as of March 31, 2008, is, as a result of our Asset Liability management, 34% of public equity, 56% of fixed income securities and 10% of other. When determining an appropriate asset allocation, diversification among assets is duly considered.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 34 billion yen to the Japanese plans and approximately 5 billion yen to the foreign plans during the fiscal year ending March 31, 2009.

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
	Yen in millions	Yen in millions

Fiscal year ending March 31,
2009	21,344	8,385
2010	25,840	7,687
2011	29,481	8,247
2012	30,834	8,802
2013	32,149	9,756
2014 — 2018	183,700	59,946

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

15.	Stockholders’ equity

(1)	Common stock:

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2006, 2007 and 2008 have resulted from the following:

Number of
shares

Balance at March 31, 2005	997,211,213
Conversion of convertible bonds	484,200
Conversion of subsidiary tracking stock	3,452,808
Exercise of stock acquisition rights	531,443

Balance at March 31, 2006	1,001,679,664
Conversion of convertible bonds	197,700
Exercise of stock acquisition rights	1,019,900

Balance at March 31, 2007	1,002,897,264
Conversion of convertible bonds	37,800
Exercise of stock acquisition rights	1,305,300
Exercise of warrants	203,000

Balance at March 31, 2008	1,004,443,364

At March 31, 2008, 58,634,333 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Japanese Company Law by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with Japanese Company Law. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2006, 2007 and 2008.

(2)	Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2008 was 1,035,711 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2008, including cash dividends for the six-month period ended March 31, 2008, has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on May 14, 2008 and was then recorded in the statutory books of account, in accordance with the Japanese Company Law.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 102,216 million yen and 104,140 million yen at March 31, 2007 and 2008, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Other comprehensive income:

Other comprehensive income for the fiscal years ended March 31, 2006, 2007 and 2008 is comprised of the following:

	Yen in millions
		Tax	Net-of-tax
	Pre-tax amount	benefit/(expense)	amount

For the fiscal year ended March 31, 2006:
Unrealized gains on securities —
Unrealized holding gains (losses) arising during the period	125,263	(45,633)	79,630
Less : Reclassification adjustment included in net income	(64,953)	23,458	(41,495)
Unrealized losses on derivative instruments —
Unrealized holding gains (losses) arising during the period	14,888	(7,023)	7,865
Less : Reclassification adjustment included in net income	(12,597)	5,173	(7,424)
Minimum pension liability adjustment	88,941	(38,735)	50,206
Foreign currency translation adjustments —
Translation adjustments arising during the period	143,888	(3,415)	140,473
Less : Reclassification adjustment included in net income	(17)	—	(17)

Other comprehensive income	295,413	(66,175)	229,238

For the fiscal year ended March 31, 2007:
Unrealized gains on securities —
Unrealized holding gains (losses) arising during the period	6,242	721	6,963
Less : Reclassification adjustment included in net income	(34,416)	12,745	(21,671)
Unrealized losses on derivative instruments —
Unrealized holding gains (losses) arising during the period	10,786	(3,879)	6,907
Less : Reclassification adjustment included in net income	(10,056)	4,123	(5,933)
Minimum pension liability adjustment	(8,160)	5,406	(2,754)
Foreign currency translation adjustments —
Translation adjustments arising during the period	88,957	(2,644)	86,313

Other comprehensive income	53,353	16,472	69,825

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
		Tax	Net-of-tax
	Pre-tax amount	benefit/(expense)	amount

For the fiscal year ended March 31, 2008:
Unrealized gains on securities —
Unrealized holding gains (losses) arising during the period*	13,437	(3,081)	3,043
Less : Reclassification adjustment included in net income	(28,414)	10,204	(18,210)
Unrealized losses on derivative instruments —
Unrealized holding gains (losses) arising during the period	(2,588)	781	(1,807)
Less : Reclassification adjustment included in net income	(559)	70	(489)
Pension liability adjustment*	(33,401)	7,900	(26,103)
Foreign currency translation adjustments —
Translation adjustments arising during the period	(219,391)	6,231	(213,160)
Less : Reclassification adjustment included in net income	692	—	692

Other comprehensive income	(270,224)	22,105	(256,034)

*	Amounts allocable to the noncontrolling interests in the equity of a subsidiary are deducted from the net-of-tax amount for unrealized holding gains (losses) and the pension liability adjustment arising during the period.

During the fiscal year ended March 31, 2006 and 2008, gains of 17 million yen and losses of 692 million yen, respectively, of foreign currency translation adjustments were transferred from other comprehensive income to net income as a result of the liquidation of certain foreign subsidiaries.

16.	Stock-based compensation plans

Sony has four types of stock-based compensation plans as incentive plans for selected directors, corporate executive officers and employees.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(1)	Stock Acquisition Rights plan:

Sony has an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to selected directors, corporate executive officers and employees of Sony, pursuant to the Company Law of Japan. The stock acquisition rights generally vest ratably over a period of three years and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2006, 2007 and 2008 were 1,585 yen, 1,770 yen and 1,839 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2007 and 2008, and the pro-forma impact on net income for the fiscal year ended March, 31 2006 were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Year Ended March 31
	2006	2007	2008

Weighted-average assumptions
Risk-free interest rate	2.90%	3.28%	3.04%
Expected lives	6.14 years	6.30 years	6.10 years
Expected volatility	39.50%	34.17%	30.48%
Expected dividends	0.61%	0.53%	0.47%

Presented below is a summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2008.

	Fiscal Year Ended March 31
	2008
		Weighted-	Weighted-	Total
	Number of	average	average	Intrinsic
	Shares	exercise price	remaining life	Value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	10,298,600	4,461
Granted	2,380,600	5,475
Exercised	(1,305,300)	4,276
Forfeited or expired	(172,700)	4,531

Outstanding at end of the fiscal year	11,201,200	4,327	7.59	986

Exercisable at end of the fiscal year	6,017,000	4,116	6.48	743

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2006, 2007 and 2008 was 383 million yen, 1,622 million yen and 2,643 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Presented below is a summary of the activities regarding the nonvested stock acquisition rights during the fiscal year ended March 31, 2008.

	Fiscal Year Ended March 31
	2008
		Weighted-
		average
	Number of	Grant-date
	Shares	Fair value
		Yen

Outstanding at beginning of the fiscal year	5,502,300	1,625
Granted	2,380,600	1,839
Vested	(2,574,400)	1,550
Forfeited or expired	(124,300)	1,632

Outstanding at end of the fiscal year	5,184,200	1,760

As of March 31, 2008, there was 4,433 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 1.89 years. The total fair value of stock acquisition rights vested during the fiscal years ended March 31, 2006, 2007 and 2008 was 4,182 million yen, 3,670 million yen and 3,927 million yen, respectively.

The total cash received from exercises under all the stock-based compensation plans during the fiscal years ended March 31, 2006, 2007 and 2008 was 4,681 million yen, 5,566 million yen and 7,484 million yen, respectively. The actual income tax benefit realized for tax deductions from exercises under all the stock-based compensation plans totaled 152 million yen and 318 million yen for the fiscal years ended March 31, 2006 and 2008, respectively. There was no actual income tax benefit realized for tax deductions from exercises under all the stock-based compensation plans for the fiscal year ended March 31, 2007.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Presented below is a summary of the activities regarding the convertible bond plan during the fiscal year ended March 31, 2008.

	Fiscal Year Ended March 31
	2008
		Weighted-	Weighted-	Total
	Number of	average	average	Intrinsic
	Shares	exercise price	remaining life	Value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	1,735,300	9,008
Exercised	(37,800)	6,931
Expired	(42,300)	8,256

Outstanding at end of the fiscal year	1,655,200	9,075	3.24	—

Exercisable at end of the fiscal year	1,655,200	9,075	3.24	—

There were no shares granted under the convertible bond plan during the fiscal years ended March 31, 2006, 2007 and 2008. The total intrinsic value of shares exercised under the convertible bond plan during the fiscal years ended March 31, 2006, 2007 and 2008 was 122 million yen, 73 million yen and 17 million yen, respectively. All shares under the convertible bond plan were exercisable as of March 31, 2008.

(3)	Stock appreciation rights (“SARs”) plan:

Sony granted SARs in the United States of America for selected employees. Under the terms of these plans, employees upon exercise of such rights receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the SARs. The SARs generally vest ratably over a period of three years, and are generally exercisable up to ten years from the date of grant.

There were no SARs granted during the fiscal years ended March 31, 2006, 2007 and 2008. As of March 31, 2008, there were 94,050 SARs outstanding and the weighted-average exercise price was 8,261 yen. All SARs were exercisable as of March 31, 2008.

As all outstanding SARs were fully vested upon the adoption of FAS No. 123(R), compensation expense for the SARs continues to be accounted for under the intrinsic value method in which compensation expense is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price, which was the method used under FAS No. 123. SAR compensation expense for the fiscal years ended March 31, 2006, 2007 and 2008 was insignificant.

(4)	Warrant plan:

Sony had an equity-based compensation plan using unsecured bonds with detachable warrants that ended during the fiscal year ended March 31, 2008. Upon issuance of the unsecured bonds, Sony Corporation purchased all of the detachable warrants and distributed them to selected directors, corporate executive officers and employees

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

of Sony. By exercising a warrant, directors, corporate executive officers and employees could purchase shares of Sony Corporation common stock, the number of which was designated by each plan. The warrants generally vested ratably over a period of three years, and were exercisable up to six years from the date of grant. During the fiscal year ended March 31, 2008, warrants to purchase 203,000 shares at a weighted average exercise price of 6,039 yen were exercised. The total intrinsic value of the shares exercised was 70 million yen. There were no warrants exercised during the fiscal years ended March 31, 2006 and 2007. There were no outstanding warrants at March 31, 2008 as the remaining outstanding warrants to purchase 942,900 shares under this plan expired during the fiscal year ended March 31, 2008. There were no warrants granted during the fiscal years ended March 31, 2006, 2007 and 2008.

17.	Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives within its Electronics segment and All Other. For the fiscal years ended March 31, 2006, 2007 and 2008, Sony recorded total restructuring charges of 138,692 million yen, 38,770 million yen and 47,273 million yen, respectively. Significant restructuring charges and asset impairments include the following:

Electronics Segment

In an effort to improve the performance of the Electronics segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the fiscal years ended March 31, 2006, 2007 and 2008, Sony recorded total restructuring charges of 125,802 million yen, 37,421 million yen and 45,635 million yen, respectively, within the Electronics segment. Significant restructuring activities are as follows:

Downsizing of CRT TV display operations -

Due to the worldwide market shrinkage and demand shift from CRT displays to LCD panel displays, Sony has implemented a worldwide plan to rationalize production facilities of CRT TV display and has been downsizing its business over several years.

During the fiscal year ended March 31, 2006, Sony continued to restructure its CRT TV operations. As part of this restructuring program, Sony made a decision to discontinue certain CRT TV display manufacturing operations in the U.S. Restructuring charges totaling 32,488 million yen consisted of personnel related costs of 1,962 million yen and non-cash equipment impairment, disposal and other costs of 30,526 million yen. Of the total restructuring charges, 6,982 million yen was recorded in cost of sales, and 25,506 million yen was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. In addition, Sony recorded a non-cash impairment charge of 2,856 million yen for CRT TV display manufacturing facilities located in Southeast Asia.

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

During the fiscal year ended March 31, 2008, as part of this restructuring program, Sony recorded restructuring charges totaling 4,464 million yen for the CRT TV display manufacturing facilities located in the U.S. and Southeast Asia. Restructuring charges consisted mainly of inventory write downs and personnel related costs. Of the total restructuring charges, 3,688 million yen was recorded in cost of sales in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2008 and the remaining liability balance as of March 31, 2008 was 1,146 million yen which is expected to be paid during the fiscal year ending March 31, 2009.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Termination of LCD rear-projection televisions operations -

Due to a significant decline in the business conditions of the European LCD rear-projection television industry, Sony made a decision during the fiscal year ended March 31, 2007, to discontinue LCD rear-projection television production in Europe. Restructuring charges totaling 3,844 million yen consisted of inventory write downs and accruals for supplier claims. Of the total restructuring charges, 3,782 million yen was recorded in cost of sales in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2007 and all liabilities were paid as of March 31, 2008.

During the fiscal year ended March 31, 2008, Sony continued the restructuring of its LCD rear-projection television business. Due to the continued downsizing of the worldwide LCD rear-projection market, Sony made the decision to discontinue its worldwide LCD rear-projection television business during the fiscal year ended March 31, 2008. Restructuring charges totaling 19,732 million yen consisted mainly of inventory write downs and disposal or impairment of assets. Of the total restructuring charges, 11,947 million yen was recorded in cost of sales and 6,730 million yen was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2008 and the remaining liability balance as of March 31, 2008 was 1,620 million yen which is expected to be paid during the fiscal year ending March 31, 2009.

Retirement Programs -

In addition to the restructuring efforts disclosed above, Sony has undergone several headcount reduction programs to further reduce operating costs in its Electronics segment. As a result of these programs, Sony recorded restructuring charges totaling 45,116 million yen, 9,704 million yen and 11,035 million yen for the fiscal years ended March 31, 2006, 2007 and 2008, respectively, and these charges were included in selling, general and administrative expenses in the consolidated statement of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. The remaining liability balance as of March 31, 2008 was 9,399 million yen and will be paid throughout the fiscal year ending March 31, 2009. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

All Other (Music Business)

Sony has recorded restructuring charges of 346 million yen, 1,329 million yen and 813 million yen for the fiscal years ended March 31, 2006, 2007 and 2008, respectively, for the Music Business in Japan, which were primarily personnel related costs included in selling, general and administrative expenses in the consolidated statement of income.

All Other (U.S. Entertainment Complex)

As part of its efforts to restructure and eliminate certain non-core businesses, Sony reached an agreement to sell a U.S. entertainment complex in March 2006. As a result, Sony recorded an impairment charge of 8,522 million yen. The impairment charge was based on the negotiated sales price of the complex, and was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statement of income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2006, 2007 and 2008 are as follows:

	Yen in millions
	Employee	Non-cash
	termination	write-downs and	Other associated
	benefits	disposals	costs	Total

Balance at March 31, 2005	14,985	—	5,301	20,286
Restructuring costs	48,255	76,999	13,438	138,692
Non-cash charges	—	(76,999)	—	(76,999)
Cash payments	(42,152)	—	(7,929)	(50,081)
Adjustments	(1,227)	—	3	(1,224)

Balance at March 31, 2006	19,861	—	10,813	30,674
Restructuring costs	10,790	15,467	12,513	38,770
Non-cash charges	—	(15,467)	—	(15,467)
Cash payments	(23,052)	—	(14,705)	(37,757)
Adjustments	(152)	—	1,277	1,125

Balance at March 31, 2007	7,447	—	9,898	17,345
Restructuring costs	12,627	25,937	8,709	47,273
Non-cash charges	—	(25,937)	—	(25,937)
Cash payments	(8,339)	—	(11,926)	(20,265)
Adjustments	(842)	—	(1,012)	(1,854)

Balance at March 31, 2008	10,893	—	5,669	16,562

18.	Research and development costs, advertising costs and shipping and handling costs

(1)	Research and development costs:

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2006, 2007 and 2008 were 531,795 million yen, 543,937 million yen and 520,568 million yen, respectively.

(2)	Advertising costs:

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2006, 2007 and 2008 were 419,508 million yen, 505,462 million yen and 468,674 million yen, respectively.

(3)	Shipping and handling costs:

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2006, 2007 and 2008 were 114,500 million yen, 120,442 million yen and 136,506 million yen, respectively, which included the internal transportation costs of finished goods.

19.	Significant transactions

(1)	Gain on change in interest in subsidiaries and equity investees

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

In June 2006, Sony sold 51.0% of its ownership interest in StylingLife Holdings Inc., a holding company covering six retail companies within Sony Group previously included within All Other. In November 2006, Sony sold an additional portion of its ownership interest in StylingLife Holdings Inc. These transactions reduced Sony’s ownership interest from 100% to 22.5%. As a result of this sale, Sony recorded a 27,398 million yen gain and provided deferred taxes on this gain.

In addition to the above transaction, for the fiscal year ended March 31, 2007, Sony recognized 4,111 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 31,509 million yen.

In October 2007, Sony Financial Holdings Inc. issued 75,000 shares at 384,000 yen per share with a total value of 28,800 million yen in connection with its initial public offering. Sony Corporation sold 725,000 shares of Sony Financial Holding Inc., at 384,000 yen per share with a total value of 278,400 million yen. In November 2007, Sony Corporation sold 70,000 shares of Sony Financial Holding Inc., at 384,000 yen per share with a total value of 26,880 million yen. As a result of these transactions, Sony recorded a 7,010 million yen gain on issuance of stock by Sony Financial Holdings Inc. and provided deferred taxes on this gain. In addition, Sony recorded a 74,030 million yen gain on the sale of its shares of Sony Financial Holdings Inc. These transactions reduced Sony’s ownership interest from 100% to 60.0%.

In addition to the above transaction, for the fiscal year ended March 31, 2008, Sony recognized 1,015 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 82,055 million yen.

These transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.

(2)	Other significant transactions

During the fiscal years ended March 31, 2007 and March 31, 2008, Sony sold portions of the site of its former headquarters and recorded gains of 21,700 million yen and 60,683 million yen, respectively.

In March 2008, Sony sold a portion of its semiconductor operations in Nagasaki, Japan, including machinery and equipment for 90,868 million yen and recorded a gain of 15,600 million yen. As of March 31, 2008, the total sales amount was recorded in other current assets, of which 45,434 million yen was received in April 2008 and the remaining 45,434 million yen is scheduled to be received in June 2008.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In March 2008, Sony sold the urban entertainment complex “The Sony Center am Potsdamer Plats” in Berlin, Germany for 81,962 million yen and recorded a gain of 10,008 million yen, of which 66,389 million yen was received in March 2008 and the remaining 15,573 million yen is scheduled to be received in March 2009.

20.	Income taxes

Domestic and foreign components of income before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal Year Ended March 31
	2006	2007	2008

Income (loss) before income taxes:
Sony Corporation and subsidiaries in Japan	243,927	174,689	454,724
Foreign subsidiaries	42,402	(72,652)	11,593

	286,329	102,037	466,317

Income taxes — Current:
Sony Corporation and subsidiaries in Japan	55,154	51,395	76,127
Foreign subsidiaries	41,246	15,686	107,311

	96,400	67,081	183,438

Income taxes — Deferred:
Sony Corporation and subsidiaries in Japan	105,938	27,331	53,124
Foreign subsidiaries	(25,823)	(40,524)	(33,084)

	80,115	(13,193)	20,040

Total income tax expense	176,515	53,888	203,478

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal Year Ended March 31
	2006	2007	2008

Statutory tax rate	41.0%	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Non deductible expenses	0.9	12.2	0.8
Income tax credits	(1.3)	(28.8)	(6.2)
Change in valuation allowances	21.6	(2.9)	(4.3)
Change in deferred tax liabilities on undistributed earnings of foreign affiliates	4.5	12.8	2.9
Lower tax rate applied to life and non-life insurance business in Japan	(3.2)	(4.0)	(0.2)
Foreign income tax differential	(1.4)	13.1	(2.5)
Adjustments to tax accrual and reserves	(1.2)	4.9	0.3
Capital gains on the sale of shares of Sony Financial Holdings, Inc.	—	—	8.2
Other	0.7	4.5	3.6

Effective income tax rate	61.6%	52.8%	43.6%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2007	2008

Deferred tax assets:
Operating loss carryforwards for tax purposes	174,685	99,245
Accrued pension and severance costs	97,791	112,100
Film costs	54,881	39,449
Warranty reserve and accrued expenses	87,775	79,572
Future insurance policy benefits	40,784	27,037
Accrued bonus	24,723	24,976
Inventory — intercompany profits and write-down	80,580	57,186
Depreciation	31,519	32,403
Tax credit carryforwards	54,075	56,339
Reserve for doubtful accounts	6,312	4,961
Impairment of investments	50,582	60,495
Deferred revenue in the Pictures segment	28,476	16,888
Other	92,069	153,001

Gross deferred tax assets	824,252	763,652
Less: Valuation allowance	(174,408)	(119,624)

Total deferred tax assets	649,844	644,028

Deferred tax liabilities:
Insurance acquisition costs	(143,329)	(143,688)
Unbilled accounts receivable in the Pictures segment	(55,680)	(47,076)
Unrealized gains on securities	(50,273)	(50,463)
Intangible assets acquired through stock exchange offerings	(33,067)	(32,328)
Undistributed earnings of foreign subsidiaries and affiliates	(97,429)	(104,780)
Other	(85,471)	(114,646)

Gross deferred tax liabilities	(465,249)	(492,981)

Net deferred tax assets	184,595	151,047

The valuation allowance mainly relates to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not more-likely-than-not to be realized. The net changes in the total valuation allowance were increases of 61,789 million yen and 23,509 million yen for the fiscal years ended March 31, 2006 and 2007, respectively, and a decrease of 54,784 million yen for the fiscal year ended March 31, 2008. The increase during the fiscal year ended March 31, 2006 resulted from a provision for additional valuation allowances due to continued losses recorded by Sony Corporation and certain subsidiaries, mainly in the electronics business. The increase during the fiscal year ended March 31, 2007 resulted from a provision for additional valuation allowances due to continued losses recorded by certain subsidiaries, mainly in the electronics business. The decrease during the fiscal year ended March 31, 2008 is the result of improved and sustainable profitability at entities in certain tax jurisdictions where the deferred tax assets are now considered more likely than not to be realized.

Although Sony Computer Entertainment Inc. (“SCEI”), Sony Computer Entertainment America Inc. (“SCEA”) and Sony Computer Entertainment Europe Limited (“SCEE”) have recorded cumulative losses in recent years, Sony concluded that it is more-likely-than-not that SCEI’s, SCEA’s and SCEE’s deferred tax assets

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

will be fully realized based on the consideration of both positive and negative evidence, including the Game segment’s projected income from operating activities and the existence of qualifying tax-planning strategies within the meaning of FAS No. 109.

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2007	2008

Current assets — Deferred income taxes	243,782	237,073
Other assets — Deferred income taxes	216,997	198,666
Current liabilities — Other	(15,082)	(16,092)
Long-term liabilities — Deferred income taxes	(261,102)	(268,600)

Net deferred tax assets	184,595	151,047

At March 31, 2008, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling 1,013,314 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2008 for such temporary differences can not be determined.

At March 31, 2008, operating loss carryforwards totaled 522,089 million yen, which will be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 55,908 million yen with no expiration period, the total operating loss carryforwards expire at various dates primarily up to 7 years.

Tax credit carryforwards for tax purposes at March 31, 2008 amounted to 56,339 million yen. With the exception of 8,835 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 9 years.

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

Yen in millions
March 31
2008

Balance at March 31, 2007	223,857
Reductions for tax positions of prior years	(51,669)
Additions for tax positions of prior years	74,809
Additions based on tax positions related to the current year	73,940
Settlements	(9,344)
Lapse in statute of limitations	(1,969)
Foreign currency translation adjustments	(27,526)

Balance at March 31, 2008	282,098

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	107,437

The major changes in the total gross amount of unrecognized tax benefit balances relate to the Bilateral Advance Pricing Agreements (“APAs”) filed for certain subsidiaries in the Game and Electronics segments with respect to their intercompany cross-border transactions. These APAs include agreements between Sony and two domestic or foreign taxing authorities under the authority of the mutual agreement procedure specified in income

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

tax treaties. Because these are government to government negotiations, it is reasonably possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

During the fiscal year ended March 31, 2008, Sony recorded 260 million yen of interest expense and reversed 204 million yen of penalties. At March 31, 2008, Sony has recorded liabilities of 8,159 and 3,492 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by both Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months; however, Sony does not expect that change to have a significant impact on Sony’s financial position or results of operations.

Sony remain subject to examination by Japanese taxing authorities for tax years from 2001 through 2007, and by U.S. and other foreign taxing authorities for tax years from 1998 through 2007.

21.	Reconciliation of the differences between basic and diluted net income per share

(1)	Net income allocated to each class of stock:

	Yen in millions
	Fiscal Year Ended March 31,
	2006	2007	2008

Net income allocated to common stock	122,308	126,328	369,435
Net income allocated to subsidiary tracking stock	1,308	—	—

Net income	123,616	126,328	369,435

As discussed in Note 2, the earnings allocated to the subsidiary tracking stock were determined based on the subsidiary tracking stockholders’ economic interest.

As discussed in Note 2, on October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of the subsidiary tracking stock and convert such shares to shares of Sony common stock at a conversion rate of 1.114 share of Sony common stock per share of subsidiary tracking stock. All shares of the subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, the earnings allocated to common stock for the fiscal year ended March 31, 2006 are calculated by subtracting the earnings allocated to the subsidiary tracking stock for the eight months ended November 30, 2005. The accumulated gains of SCN used for computation of net income per share attributable to subsidiary tracking stock were 8,578 million yen as of November 30, 2005.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	EPS attributable to common stock:

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2006, 2007 and 2008 is as follows:

	Yen in millions
	Fiscal Year Ended March 31
	2006	2007	2008

Net income allocated to common stock	122,308	126,328	369,435
Effect of dilutive securities:
Subsidiary tracking stock	(29)	—	—

Net income allocated to common stock for diluted EPS computation	122,279	126,328	369,435

	Thousands of shares

Weighted-average shares	997,781	1,001,403	1,003,001
Effect of dilutive securities:
Warrants and stock acquisition rights	915	2,413	2,944
Convertible bonds	47,468	46,355	46,267

Weighted-average shares for diluted EPS computation	1,046,164	1,050,171	1,052,212

	Yen

Basic EPS	122.58	126.15	368.33

Diluted EPS	116.88	120.29	351.10

Potential shares of common stock upon the exercise of warrants and stock acquisition rights, which were excluded from the computation of diluted EPS since they have an exercise price in excess of the average market value of Sony’s common stock during each fiscal year, were 10,483 thousand shares, 10,541 thousand shares and 9,542 thousand shares for the fiscal years ended March 31, 2006, 2007 and 2008, respectively.

Stock options issued by affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2006, 2007 and 2008, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since such stock options did not have a dilutive effect.

(3)	EPS attributable to subsidiary tracking stock:

As discussed, all shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, net income per share of the subsidiary tracking stock for the fiscal year ended March 31, 2006 was not presented.

22.	Variable interest entities

Sony has, from time to time, entered into various arrangements with variable interest entities (“VIEs”). These arrangements include facilities which provide for the leasing of certain property, the financing of film production and the U.S. based music publishing business. The FASB issued FIN No. 46 (revised), “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51”, which requires the consolidation or disclosure of VIEs. For the VIEs that are described below, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

A subsidiary in the Pictures segment entered into a joint venture agreement with a VIE for the purpose of funding the acquisition of certain international film rights. The subsidiary acquired the international distribution rights, as defined, to twelve pictures meeting certain minimum requirements within the time period provided in the agreement. The subsidiary is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts, as defined, and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees. The VIE was capitalized with total financing of 406 million U.S. dollars. Of this amount, 11 million U.S. dollars was contributed by the subsidiary, 95 million U.S. dollars was provided by unrelated third party investors and the remaining funding was provided through a 300 million U.S. dollars bank credit facility. Under the agreement, the subsidiary’s 11 million U.S. dollars equity investment is the last equity to be repaid. As of March 31, 2008, there were no amounts outstanding under the bank credit facility and the third party investors have been repaid their entire 95 million U.S. dollar investment.

Sony’s U.S. based music publishing subsidiary is a joint venture with a third party investor and has been determined to be a VIE. The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits. In addition, the third party investor receives a guaranteed annual dividend of up to 11 million U.S. dollars through September 30, 2011. In connection with the December 2007 refinancing of the third party investor’s debt obligations, Sony has issued a guarantee to a creditor of the third party investor in which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the third party creditor against the obligation of the third party investor. The assets of the third party investor that are being used as collateral were placed in a separate trust which was established in December 2007. The trusts are also VIEs in which Sony has had significant variable interests since establishment, but is not the primary beneficiary. The assets held by the trust consist of the third party investor’s 50% ownership interest in the music publishing subsidiary. At March 31, 2008, the fair value of the assets held by the trust exceeded 300 million U.S. dollars. Also in connection with the refinancing of the third party investor’s obligation, Sony has agreed to indemnify certain other creditors of the third party investors for any settlement payment up to 29.7 million U.S. dollars arising from a certain lawsuit filed against the third party investor. Should Sony make any payment arising from the indemnification, Sony can recoup the total amount of the repayment from the proceeds generated from certain of the third party investor’s music related assets.

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

As described in Note 5, on April 8, 2005, a consortium led by SCA and its equity partners completed the acquisition of MGM. Sony has reviewed the investment and determined that MGM is a VIE. However, MGM is not consolidated but accounted for under the equity method as Sony is not the primary beneficiary of this VIE as Sony absorbs less than 50% of expected losses and does not have the right to receive greater than 50% of expected residual returns. MGM continues to operate as a private company and continues to engage in the production and distribution of film content. Through its current ownership of MGM’s common stock, Sony recorded 45% of MGM’s net income (loss) as equity in net income of affiliated companies. As a result of the cumulative losses recorded by MGM through March 31, 2007, the carrying value of Sony’s investment in MGM was written down to zero as of March 31, 2007. As Sony has not guaranteed any obligations of MGM, nor has it otherwise committed to provide further financial support to MGM, Sony did not record its share of MGM’s net losses during the year-ended March 31, 2008.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

On December 30, 2005, a subsidiary in the Pictures segment entered into a production/co-financing agreement with a VIE to co-finance 11 films that were released over the 15 months ended March 31, 2007. The subsidiary received 376 million U.S. dollars over the term of the agreement to fund the production or acquisition cost of films (including fees and expenses). The subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE. On April 28, 2006, the subsidiary entered into a second production/co-financing agreement with a VIE to co-finance additional films. Eight films are anticipated to be released under this financing arrangement. The subsidiary will receive approximately 190 million U.S. dollars over the term of the agreement to fund the production or acquisition cost of films (including fees and expenses). Similar to the first agreement, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. As of March 31, 2008, seven co-financed films have been released by the subsidiary and 110 million U.S. dollars has been received from the VIE under this agreement. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE. On January 19, 2007, the subsidiary entered into a third production/co-financing agreement with a VIE to co-finance a majority of the films to be submitted through March 2012. The subsidiary has received a commitment from the VIE that the VIE will fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). As of March 31, 2008, no films of the subsidiary have been funded by this VIE. Similar to the first two agreements, the subsidiary is responsible for marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE.

23.	Commitments and contingent liabilities

(1)	Commitments:

A.	Loan Commitments

Commitments outstanding at March 31, 2008 totaled to 330,123 million yen. The main components of these commitments are as follows:

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2008, the total unused portion of the line of credit extended under these contracts was 298,823 million yen.

In August 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of the SONY BMG joint venture, Sony and Bertelsmann AG have entered into a 5 year Revolving Credit Agreement with the joint venture. Under the terms of the Credit Agreement, Sony and Bertelsmann have each agreed to provide one-half of the funding. The Credit Agreement, which matures on August 5, 2009, initially provided for a base commitment of 300 million U.S. dollars and additional incremental borrowings of up to 150 million U.S. dollars. On August 5, 2007, the base commitment decreased to 200 million U.S. dollars. As of March 31, 2008, the joint venture had no borrowings outstanding under the Credit Agreement. Accordingly, Sony’s outstanding commitment under the Credit Agreement as of March 31, 2008 was 17,500 million yen.

In September 2007, Sony entered into a second revolving credit agreement with SONY BMG. The Second Credit Agreement, which matures on August 5, 2011, provides for borrowings up to 138 million U.S. dollars. As of March 31, 2008, the joint venture had no borrowings outstanding under the Second Credit Agreement. Accordingly, Sony’s outstanding commitment under the Second Credit Agreement as of March 31, 2008 was 13,800 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B.	Purchase Commitments and other

Commitments outstanding at March 31, 2008 amounted to 261,143 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2008, such commitments outstanding were 62,044 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights therein. These agreements mainly cover various periods through March 31, 2011. As of March 31, 2008, these subsidiaries were committed to make payments under such contracts of 57,258 million yen.

In April 2005, Sony Corporation has entered into a partnership program contract with Fédération Internationale de Football Association (“FIFA”). Through this program Sony Corporation will be able to exercise various rights as an official sponsor of FIFA events including the FIFA World Cuptm*( from 2007 to 2014. As of March 31, 2008, Sony Corporation was committed to make payments under such contract of 22,944 million yen.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

Fiscal Year Ending March 31	Yen in millions

2009	138,088
2010	33,823
2011	24,454
2012	16,200
2013	13,783
Later years	34,795

Total	261,143

(2)	Contingent liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 49,805 million yen at March 31, 2008. The major components of the contingent liabilities are as follows:

Sony has issued loan guarantees to related parties comprised of affiliated companies accounted for under the equity method and unconsolidated subsidiaries. The terms of these guarantees are mainly for a period of one year. Sony would be required to perform under these guarantees upon non-performance of the primary borrowers. The contingent liability related to these guarantees was 9,762 million yen and was not recorded as of March 31, 2008.

In the second quarter of the fiscal year ended March 31, 2007, Sony recorded a provision for 51,200 million yen that relates to charges incurred as a result of the recalls by Dell Inc., Apple Inc. and Lenovo, Inc. of notebook computer battery packs that use lithium-ion battery cells manufactured by Sony and the subsequent global replacement program initiated by Sony for certain notebook computer battery packs used by Sony and several other notebook computer manufacturers that use lithium-ion battery cells manufactured by Sony. During the fiscal year ended March 31, 2008, a portion of the reserve totaling 15,700 million yen was reversed based on the actual results

(* FIFA World Cuptm is a registered trademark of FIFA.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

of recalls and replacements as compared to our original estimates. The remaining provision as of March 31, 2008 was 10,327 million yen.

The European Commission (“EC”) issued the Waste Electrical and Electronic Equipment (“WEEE”) directive in February 2003. The WEEE directive requires electronics producers after August 2005 to finance the cost for collection, treatment, recovery and safe disposal of waste products. In most member states of the European Union (“EU”), the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE. As of the fiscal year ended March 31, 2008, the accrued amounts in respect to the above mentioned WEEE have not been significant. However, since the regulation has not been finally adopted and put into practice in all individual member states, Sony will continue to evaluate the impact of this regulation.

Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits and are subject to inquiries by various government authorities. However, based upon the information currently available to both Sony and its legal counsel, the management of Sony believes that damages from such lawsuits or inquiries, if any, are not likely to have a material effect on Sony’s consolidated financial statements.

The changes in product warranty liability for the fiscal years ended March 31, 2006, 2007 and 2008 are as follows:

	Yen in millions
	Fiscal Year Ended March 31
	2006	2007	2008

Balance at beginning of the fiscal year	44,919	49,470	55,304
Additional liabilities for warranties	48,471	77,418	66,723
Settlements (in cash or in kind)	(45,162)	(72,368)	(58,365)
Changes in estimate for pre-existing warranty reserve	70	(2,954)	(63)
Translation adjustment	1,172	3,738	(3,851)

Balance at end of the fiscal year	49,470	55,304	59,748

24.	Business segment information

The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation 2, PlayStation 3 and PlayStation Portable game consoles and related software mainly in Japan, the U.S. and Europe, and licenses to third party software developers. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the U.S., and markets, distributes and broadcasts in the worldwide market. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and a bank business in Japan. All Other consists of various operating activities, primarily including a music business, a network service business, an animation production and marketing business, and an advertising agency business in Japan. Sony’s products and services are generally unique to a single operating segment.

The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Business segments -

Sales and operating revenue:

	Yen in millions
	Fiscal Year Ended March 31
	2006	2007	2008

Sales and operating revenue:
Electronics —
Customers	4,796,061	5,443,336	5,931,708
Intersegment	394,167	629,042	682,102

Total	5,190,228	6,072,378	6,613,810
Game —
Customers	918,252	974,218	1,219,004
Intersegment	40,368	42,571	65,239

Total	958,620	1,016,789	1,284,243
Pictures —
Customers	745,859	966,260	855,482
Intersegment	—	—	2,452

Total	745,859	966,260	857,934
Financial Services —
Customers	720,566	624,282	553,216
Intersegment	22,649	25,059	27,905

Total	743,215	649,341	581,121
All Other —
Customers	329,859	287,599	312,004
Intersegment	81,676	67,525	70,194

Total	411,535	355,124	382,198
Elimination	(538,860)	(764,197)	(847,892)

Consolidated total	7,510,597	8,295,695	8,871,414

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.

All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Commencing with the first quarter ended June 30, 2007, Sony has partly realigned its business segment configuration.

In accordance with this change, the results for the fiscal years ended March 31, 2006 and 2007 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2008.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment profit or loss:

	Yen in millions
	Fiscal Year Ended March 31
	2006	2007	2008

Operating income (loss):
Electronics	8,820	160,536	356,030
Game	8,748	(232,325)	(124,485)
Pictures	27,436	42,708	54,011
Financial Services	188,323	84,142	22,633
All Other	18,837	28,871	50,212

Total	252,164	83,932	358,401
Elimination	968	4,557	(5,462)
Unallocated amounts:
Corporate expenses/gains	(26,716)	(16,739)	21,543

Consolidated operating income	226,416	71,750	374,482
Other income	118,455	95,182	149,447
Other expenses	(58,542)	(64,895)	(57,612)

Consolidated income before income taxes	286,329	102,037	466,317

Operating income is sales and operating revenue less costs and operating expenses.

Assets:

	Yen in millions
	March 31
	2007	2008

Total assets:
Electronics	4,068,038	4,140,765
Game	832,791	751,674
Pictures	1,024,591	899,427
Financial Services	4,977,642	5,625,659
All Other	570,051	498,231

Total assets	11,473,113	11,915,756
Elimination	(435,016)	(402,550)
Corporate assets	678,265	1,039,533

Consolidated total	11,716,362	12,552,739

Unallocated corporate assets consist primarily of cash and cash equivalents, securities investments and property, plant and equipment maintained for general corporate purposes.

Total assets are net of an allowance of approximately 100 billion yen and 50 billion yen at March 31, 2007 and 2008, respectively, to reduce the cost of inventory for PlayStation 3 hardware to its net realizable value.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other significant items:

	Yen in millions
	Fiscal Year Ended March 31
	2006	2007	2008

Depreciation and amortization:
Electronics	304,561	310,575	323,819
Game	5,087	7,947	10,373
Pictures	7,401	8,464	8,633
Financial Services, including deferred insurance acquisition costs	47,736	56,068	65,268
All Other	12,755	11,406	12,001

Total	377,540	394,460	420,094
Corporate	4,303	5,549	7,916

Consolidated total	381,843	400,009	428,010

Capital expenditures for segment assets:
Electronics	328,625	351,482	306,692
Game	8,405	16,770	5,639
Pictures	10,097	10,970	9,924
Financial Services	4,456	6,836	6,379
All Other	4,186	5,617	2,952

Total	355,769	391,675	331,586
Corporate	28,578	22,463	4,140

Consolidated total	384,347	414,138	335,726

The capital expenditures in the above table represent the additions to fixed assets of each segment.

The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics segment is managed as a single operating segment by Sony’s management.

	Yen in millions
	Fiscal Year Ended March 31
	2006	2007	2008

Audio	536,187	522,879	558,624
Video	1,021,325	1,143,120	1,279,225
Televisions	927,769	1,226,971	1,367,078
Information and Communications	842,537	950,461	1,098,574
Semiconductors	172,249	205,757	228,711
Components	800,716	852,981	847,131
Other	495,278	541,167	552,365

Total	4,796,061	5,443,336	5,931,708

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Geographic information -

Sales and operating revenue which are attributed to countries based on location of customers for the fiscal years ended March 31, 2006, 2007 and 2008 and long-lived assets as of March 31, 2007 and 2008 are as follows:

	Yen in millions
	Fiscal Year Ended March 31
	2006	2007	2008

Sales and operating revenue:
Japan	2,203,812	2,127,841	2,056,374
U.S.A.	1,957,644	2,232,453	2,221,862
Europe	1,715,775	2,037,658	2,328,233
Other	1,633,366	1,897,743	2,264,945

Total	7,510,597	8,295,695	8,871,414

	Yen in millions
	March 31
	2007	2008

Long-lived assets:
Japan	1,469,652	1,380,129
U.S.A.	685,255	667,893
Europe	187,768	130,033
Other	171,639	171,210

Total	2,514,314	2,349,265

There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

Transfers between reportable business or geographic segments are made at arms-length prices.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2006, 2007 and 2008.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following information shows sales and operating revenue and operating income by geographic origin for the fiscal years ended March 31, 2006, 2007 and 2008. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Financial Instruments and Exchange Law of Japan, to which Sony, as a Japanese public company, is subject.

	Yen in millions
	Fiscal Year Ended March 31
	2006	2007	2008

Sales and operating revenue:
Japan —
Customers	2,288,365	2,242,861	2,165,516
Intersegment	3,265,747	4,349,915	4,691,862

Total	5,554,112	6,592,776	6,857,378
U.S.A. —
Customers	2,197,304	2,553,834	2,528,435
Intersegment	279,203	319,666	381,222

Total	2,476,507	2,873,500	2,909,657
Europe —
Customers	1,575,849	1,843,559	2,168,025
Intersegment	50,400	60,486	70,511

Total	1,626,249	1,904,045	2,238,536
Other —
Customers	1,449,079	1,655,441	2,009,438
Intersegment	1,038,827	1,738,602	1,962,997

Total	2,487,906	3,394,043	3,972,435
Elimination	(4,634,177)	(6,468,669)	(7,106,592)

Consolidated total	7,510,597	8,295,695	8,871,414

Operating income:
Japan	230,473	167,448	314,359
U.S.A.	11,291	(94,005)	(51,105)
Europe	(25,101)	(62,425)	(22,421)
Other	41,953	76,282	110,121
Corporate and elimination	(32,200)	(15,550)	23,528

Consolidated total	226,416	71,750	374,482

25.	Subsequent event

On April 22, 2008, Sony entered into an agreement to acquire Gracenote, Inc. for a cash payment of approximately 260 million U.S. dollars plus other contingent consideration. Gracenote provides technology and services for digital media identification, enrichment and recommendation for the Internet, consumer electronics, mobile and automotive markets. The closing of this transaction occurred on June 2, 2008.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
		Additions
	Balance	charged to			Balance
	at beginning	costs and	Deductions	Other	at end
	of period	expenses	(Note 1)	(Note 2)	of period

Fiscal Year Ended March 31, 2006:
Allowance for doubtful accounts and sales returns	87,709	52,422	(56,772)	6,204	89,563

Fiscal Year Ended March 31, 2007:
Allowance for doubtful accounts and sales returns	89,563	83,440	(55,711)	3,383	120,675

Fiscal Year Ended March 31, 2008:
Allowance for doubtful accounts and sales returns	120,675	62,954	(78,755)	(11,539)	93,335

Notes:

1. Amounts written off.

2. Translation adjustment.

	Balance				Balance
	at beginning			Other	at end
	of period	Additions	Deductions	(Note 1)	of period

Fiscal Year Ended March 31, 2006:
Valuation allowance - Deferred tax assets	89,110	72,340	(11,234)	683	150,899

Fiscal Year Ended March 31, 2007:
Valuation allowance - Deferred tax assets	150,899	42,910	(20,002)	601	174,408

Fiscal Year Ended March 31, 2008:
Valuation allowance - Deferred tax assets	174,408	17,690	(69,042)	(3,432)	119,624

Note:

1. Translation adjustment.

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Financial Statements of Sony Ericsson Mobile Communications AB

[THIS PAGE INTENTIONALLY LEFT BLANK]

SONY ERICSSON MOBILE COMMUNICATIONS

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Income Statement
January 1 - December 31, TEUR

	Notes	2007	2006	2005

Net sales	C2	12,915,573	10,959,233	7,268,149
Cost of sales		(8,957,500)	(7,775,448)	(5,259,893)

GROSS PROFIT		3,958,073	3,183,785	2,008,256

Selling expenses		(914,257)	(861,482)	(654,588)
General and Administration expenses	C25	(345,300)	(224,648)	(147,049)
Research and Development expenses		(1,172,566)	(905,811)	(740,000)
Other operating revenues	C3	33,655	72,126	39,759
Other operating expenses	C3	(631)	(7,436)	(5,463)
Share in earnings of joint venture		(15,398)	—	—

OPERATING INCOME	C6, C7, C16, C23, C24	1,543,576	1,256,534	500,915
Interest income and similar profit items	C4	62,210	42,288	17,964
Interest expense and similar loss items	C4	(31,861)	(1,118)	(6,840)

NET INCOME BEFORE TAXES		1,573,925	1,297,704	512,039

Income taxes for the year	C5	(423,483)	(267,056)	(134,587)

Minority interest		(36,250)	(33,329)	(27,110)

NET INCOME		1,114,192	997,319	350,342

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Balance Sheet
December 31, TEUR

	Notes	2007	2006

ASSETS
Fixed assets
Intangible assets	C6	46,651	47,235
Tangible assets	C7	169,836	126,252
Financial assets
Equity in joint venture	C8	13,221	—
Securities held as fixed assets	C8	91,912	91,942
Other non current assets	C9	250,206	203,248

Total fixed and financial assets		571,826	468,677

Current assets
Inventories	C10	437,477	437,462
Accounts receivable	C11	1,870,213	1,652,754
Other assets	C12	344,887	309,766
Other short-term cash investments	C13	1,431,129	1,580,077
Cash and bank		724,108	692,622

Total current assets		4,807,814	4,672,681

Total assets		5,379,640	5,141,358

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	C14
Share capital		100,000	100,000
Restricted reserves		424,163	722,889
Non-restricted reserves		387,600	(39,599)
Net income for the year		1,114,194	997,319

Total equity		2,025,957	1,780,609

Minority interest		64,006	45,148
Provisions	C15	437,144	421,226
LIABILITIES
Long-term liabilities
Post-employment benefits	C16	24,166	19,409
Other long-term liabilities	C17	1,603	677

Total long-term liabilities		25,769	20,086

Current liabilities
Liabilities to financial institutions		—	511
Advances from customers		440	2,919
Accounts payable		1,263,111	1,276,478
Income tax liabilities		97,455	427,975
Other current liabilities	C18	1,465,758	1,166,406

Total current liabilities		2,826,764	2,874,289

Total shareholders’ equity and liabilities		5,379,640	5,141,358

Assets pledged as collateral	C19	31	3,973
Contingent liabilities	C20	2,640	1,433

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Cash Flow
January 1 - December 31, TEUR

	Notes	2007	2006	2005

OPERATIONS
Operating income		1,543,576	1,256,534	500,915
Depreciation and amortization		113,881	85,029	70,884
Other non cash items	C21	47,788	112,688	34,186

		1,705,245	1,454,251	605,985
Interest, obtained		62,210	42,288	17,964
Interest paid		(31,861)	(38,386)	(6,840)
Income taxes, paid		(792,584)	(34,357)	(52,839)

		943,010	1,423,796	564,270
Change in inventories		(15)	(117,207)	(122,435)
Change in accounts receivables		(217,459)	(764,993)	39,787
Change in other receivables		(54,687)	(180,662)	7,423
Change in accounts payable		(13,370)	468,955	109,753
Change in other liabilities		296,873	352,115	131,655

Cash flow from operating activities		954,352	1,182,004	730,453

INVESTMENTS
Investments in intangible assets		(20,658)	(29,311)	(25,792)
Sales of intangible assets		982	161	869
Investments in tangible assets		(144,386)	(96,105)	(70,712)
Sales of tangible assets		3,869	19,198	6,281
Investment in subsidiary		—	(15,501)	—
Net investments in joint venture		(28,758)	—	—
Investments / Sales of other financial assets		—	(12,462)	(5,715)
Sales/Amortization of other financial assets		—	177	—

Cash flow from investing activities		(188,951)	(133,843)	(95,069)

FINANCING
Borrowing		—	245	183
Repayment of debt		(511)	(576)	(1,294)
Change in current financial liabilities		—	—	(19,096)
Dividend to minority		(14,949)	(30,427)	(19,219)
Dividend paid		(848,000)	(247,000)	—

Cash flow from financing activities		(863,460)	(277,758)	(39,426)

Net change in cash		(98,059)	770,403	595,958
Cash, beginning of period		2,272,699	1,537,276	915,931
Translation difference in Cash		(19,403)	(34,980)	25,387

Cash, end of period		2,155,237	2,272,699	1,537,276

SONY ERICSSON MOBILE COMMUNICATIONS

Notes to the Consolidated Financial Statements

SONY ERICSSON MOBILE COMMUNICATIONS

C1.  Accounting Principles

The consolidated financial statements of Sony Ericsson Mobile Communications AB and its subsidiaries are prepared in accordance with accounting principles generally accepted in Sweden, applying the Swedish Annual Accounts Act (ÅRL), the Swedish Accounting Standards Board’s recommendations (Bokföringsnämnden, BFN) and the Recommendation of the Swedish Financial Accounting Standards Council, (RR 29), Remunerations to employees.

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

Translation of financial statements in foreign currency

Sony Ericsson’s results are presented in EUR which is the reporting currency and the functional currency of the parent company. The group has sales and cost of sales in a large number of currencies. For all companies, including subsidiary companies, the functional (business) currency is the currency in which the companies primarily generate and expend cash. Their financial statements plus goodwill related to such companies are translated to EUR by translating assets and liabilities at the closing rate on the balance sheet day and income statement items at average exchange rates during the year, with translation adjustments reported directly in consolidated equity.

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

Accruals for sales bonuses and similar items such as quarterly and yearly bonuses, quality bonus, co-op, advertising and stock protection are shown as deductions from gross sales to arrive at net sales.

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

Costs related to shipping and handlings are included in cost of sales in the Consolidated Income Statement.

Research and development costs

Research and development costs are charged to expenses as incurred. Expenses related to the third party (including joint venture) development of new platforms for mobile phones are capitalized as other non-current asset and are amortized when the platforms are put into commercial use. Such costs are capitalized as intangible assets when technological feasibility has been established and when future economic benefits can be demonstrated.

SONY ERICSSON MOBILE COMMUNICATIONS

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

Intangible and tangible fixed assets

Intangible and tangible fixed assets are stated at cost less accumulated depreciation and impairment losses as well as write-ups. Annual depreciation is reported as plan depreciation, generally using the straight line method with estimated useful lives ranging from 3 years up to 10 years for machineries and equipments. Intangible assets are amortized over a period ranging from 3 years up to 5 years or based on the contract’s economic reality. Land improvements are amortized in 20 years. The costs of computer software developed or obtained for internal use are capitalized as intangible assets when technological feasibility has been established and when future economic benefits can be demonstrated.

Tooling

Tooling owned by Sony Ericsson but used in its manufacturing partners operations is capitalized and amortized over useful life.

Financial assets

Financial assets that are intended for long-term holding are accounted at acquisition value and impairment is made if a permanent decrease in the value can be stated. These assets include strategic long-term investments in private companies over which Sony Ericsson does not have the ability to exercise significant influence.

Joint venture

Investments in the joint venture, where Sony Ericsson has significant influence, are recognized in the consolidated financial statements in accordance with equity method. Sony Ericsson’s share of income before taxes is reported in item “Share in earnings of joint venture” included in Operating income. Taxes are included in item “Income taxes for the year”.

Impairment test of assets

Impairment tests are performed on a regular basis or whenever there is an indication of possible impairment. An impairment loss is determined based on the amount by which the carrying value exceeds the fair value of those assets.

SONY ERICSSON MOBILE COMMUNICATIONS

Leases

Leases on terms in which Sony Ericsson assumes substantially all the risks and rewards of ownership are classified as finance leases, i.e. the leased object is recognized as a non-current asset and the future obligations for lease payments are recognized as current and non-current liabilities in the Balance Sheet. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset, although the depreciation period would not exceed the lease term.

Other leases are operating leases, and the leased assets under such contracts are not recognized in the balance sheet. Costs under operating leases are recognized in the Income Statement on a straight-line base over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease. Sony Ericsson has not identified any financial leases for the reported periods.

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

Inventories

Inventories, which include the cost of materials, labor and overhead, are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis. Risk of obsolescence has been measured by estimating market value based on future customer demand and customer acceptance of new products.

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

SONY ERICSSON MOBILE COMMUNICATIONS

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

Actuarial gains and losses, arising from experience adjustments and changes in actuarial assumptions, to the extent theses exceed 10% of the pension obligations’ present value or the fair value of plan assets are charged or credited to income over the employees’ expected average remaining working lives. The used principle for defined benefit plans is only effective in the consolidated financial statements.

Part of the pension plans in Sweden is secured through an insurance solution with the insurance company Alecta. According to a statement issued by the Emerging Issues Task Force of the Swedish Financial Accounting Standards Council (URA 42), this constitutes a multi-employer plan. It has not been possible, however, for Sony Ericsson to get sufficient information to account for the plan as a defined benefit plan. The plan has therefore been accounted for as a defined contribution plan.

Contingent liabilities

The Group records a Contingent liability when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity. Contingent liabilities are also reported when there is a present obligation that arises from past events but is not recognized, because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or the amount of the obligation cannot be measured with sufficient reliability.

SONY ERICSSON MOBILE COMMUNICATIONS

Statement of Cash Flow

Foreign subsidiaries’ transactions are translated at the average exchange rate during the period. Subsidiaries purchased and/or sold, net of cash acquired/sold, are reported as cash flow from investment activities and do not affect reported cash flow from operations. Cash and cash equivalents consist of cash and bank and short term cash investments. The statement of Cash Flow for 2005, 2006 and 2007 complies with International Accounting Standards (IAS) No. 7.

Related party transactions

Transactions and balances related to Sony and Ericsson are classified as external items.

Dividend

Each year the Board of Directors assesses the company’s and the group’s results and financial position in order to determine the appropriate disposition of earnings. This disposition, including any payment of dividends, is based on a number of factors including: the latest profit and loss account, the company’s equity, the company’s and the group’s cash flows, the equity ratio and liquidity of the company and the group after the proposed dividend in relation to the industry standards in which the company and the group conducts its business, and both the company’s and the group’s ability to fulfill both their short and long-term obligations. As a result of this assessment a dividend of Euro 548 million and a capital redemption of Euro 300 million were paid in 2007 and in March, 2008 a dividend of Euro 470 million was paid.

C2.	Net sales by market area

	2007	2006	2005

Europe, Middle East & Africa	7,293,316	5,865,030	3,957,567
Americas	2,072,408	1,550,179	923,647
Asia	3,549,849	3,544,024	2,386,935

Total	12,915,573	10,959,233	7,268,149

C3.	Other operating revenues and other operating expenses

	2007	2006	2005

Other operating revenues
Gains on sales of intangible and tangible assets	3,434	16,409	151
Commissions, license fees and other operating revenues	30,221	53,227	30,945
Other income	—	2,490	7,714
Gains on foreign exchange	—	—	949

Total other operating revenues	33,655	72,126	39,759
Other operating expenses
Losses on sales of intangible and tangible assets	(631)	(341)	(144)
Other expenses	—	(3,312)	(2,255)
Losses on foreign exchange	—	(3,783)	(3,064)

Total other operating expenses	(631)	(7,436)	(5,463)

Gains and losses in foreign exchange are reclassified to financial income/expense.

SONY ERICSSON MOBILE COMMUNICATIONS

C4.	Interest income and similar profit items and interest expense and similar loss items

	2007	2006	2005

Interest income and similar profit items
Interest income external and similar items	62,210	42,288	17,964

Total	62,210	42,288	17,964
Interest expense and similar loss items
Interest expenses external and similar items	(31,861)	(1,118)	(6,840)

Total	(31,861)	(1,118)	(6,840)
Financial Net	30,349	41,170	11,124

C5.	Taxes

Income statement

The following items are included in income taxes for the year:

	2007	2006	2005

Current income taxes for the period	(462,064)	(368,308)	(114,810)
Deferred tax income/ (-expense) related to temporary differences and tax loss carryforwards	38,720	101,252	(19,777)
Share of taxes in joint venture	(139)	—	—

Income taxes for the period	(423,483)	(267,056)	(134,587)

A reconciliation between actual tax income (-expense) for the year and the theoretical tax income (-expense) that would arise when applying statutory tax rate in Sweden, 28 percent on income before taxes is shown in the table:

	2007	2006	2005

Income before taxes	1,573,925	1,297,704	512,039
Tax rate in Sweden (28%)	(440,771)	(363,357)	(143,371)
Effect of foreign tax rates	7,884	29,020	21,687
Current income taxes related to prior years	(4,942)	(876)	745
Tax effect of expenses that are non deductible for tax purpose	(6,011)	(4,858)	(1,839)
Tax effect of income that are non-taxable for tax purpose	13,667	10,014	4,775
Tax effect of changes in tax rates	3,112	19	(16,584)
Release/revaluation of tax losses carryforwards	3,578	62,982	—

Income taxes for the year	(423,483)	(267,056)	(134,587)

Balance sheet

Tax effect of temporary differences has resulted in deferred tax assets and liabilities as follows:

	2007	2006

Deferred tax assets	167,186	139,621
Deferred tax liabilities	—	(13)

Deferred tax assets relate to temporary differences due to certain provisions such as warranty and scrap liabilities. Deferred tax assets are amounts recognized in countries where we expect to be able to generate corresponding taxable income in the future to benefit from tax reductions.

SONY ERICSSON MOBILE COMMUNICATIONS

C6.  Intangible assets

	Licenses, software
	trademarks and
2007	similar rights	Patents	Total

Accumulated acquisition costs
Opening balance January 1, 2007	103,420	3,978	107,398
Acquisitions	20,658	—	20,658
Sales/disposals	(4,067)	—	(4,067)
Translation difference for the year	(2,168)	—	(2,168)

Closing balance December 31, 2007	117,843	3,978	121,821
Accumulated depreciation
Opening balance January 1, 2007	(59,822)	(341)	(60,163)
Depreciation	(18,102)	(1,326)	(19,428)
Sales/disposals	3,085	—	3,085
Translation difference for the year	1,336	—	1,336

Closing balance December 31, 2007	(73,503)	(1,667)	(75,170)
Net carrying value	44,340	2,311	46,651

	Licenses, software
	trademarks and
2006	similar rights	Patents	Total

Accumulated acquisition costs
Opening balance January 1, 2006	81,504	—	81,504
Acquisitions	25,333	3,978	29,311
Balances regarding acquired and sold companies	1,316	—	1,316
Sales/disposals	(714)	—	(714)
Translation difference for the year	(4,019)	—	(4,019)

Closing balance December 31, 2006	103,420	3,978	107,398
Accumulated depreciation
Opening balance January 1, 2006	(46,821)	—	(46,821)
Depreciation	(15,381)	(341)	(15,722)
Balances regarding acquired and sold companies	(593)	—	(593)
Sales/disposals	553	—	553
Translation difference for the year	2,420	—	2,420

Closing balance December 31, 2006	(59,822)	(341)	(60,163)
Net carrying value	43,598	3,637	47,235

SONY ERICSSON MOBILE COMMUNICATIONS

C7.	Tangible assets

	Land and		Other
2007	buildings	Machinery	equipment	Total

Accumulated acquisition costs
Opening balance January 1, 2007	17,687	74,327	220,621	312,635
Acquisitions	15,637	39,415	89,334	144,386
Sales/disposals	—	(7,760)	(15,360)	(23,120)
Translation difference for the year	(851)	(5,994)	(6,979)	(13,824)

Closing balance December 31, 2007	32,473	99,988	287,616	420,077
Accumulated depreciation
Opening balance January 1, 2007	(5,136)	(37,236)	(143,905)	(186,277)
Depreciation	(2,185)	(23,694)	(68,516)	(94,395)
Sales/disposals	—	7,514	14,539	22,053
Translation difference for the year	165	3,184	5,188	8,537

Closing balance December 31, 2007	(7,156)	(50,232)	(192,694)	(250,082)
Accumulated revaluations
Opening balance January 1, 2007	—	(98)	(8)	(106)
Write down	—	(58)	—	(58)
Translation difference for the year	—	5	—	5

Closing balance December 31, 2007	—	(151)	(8)	(159)
Net carrying value	25,317	49,605	94,914	169,836

SONY ERICSSON MOBILE COMMUNICATIONS

	Land and		Other
2006	buildings	Machinery	equipment	Total

Accumulated acquisition costs
Opening balance January 1, 2006	9,283	52,120	171,568	232,971
Acquisitions	3,646	19,103	68,147	90,896
Balances regarding acquired and sold companies	5,363	17,796	764	23,923
Sales/disposals	(8)	(8,647)	(7,601)	(16,256)
Translation difference for the year	(597)	(6,045)	(12,257)	(18,899)

Closing balance December 31, 2006	17,687	74,327	220,621	312,635
Accumulated depreciation
Opening balance January 1, 2006	(2,685)	(25,731)	(102,967)	(131,383)
Depreciation	(939)	(12,824)	(55,544)	(69,307)
Balances regarding acquired and sold companies	(1,639)	(8,116)	(621)	(10,376)
Sales/disposals	2	6,268	6,856	13,126
Translation difference for the year	125	3,167	8,371	11,663

Closing balance December 31, 2006	(5,136)	(37,236)	(143,905)	(186,277)
Accumulated revaluations
Opening balance January 1, 2006	—	(245)	(10)	(255)
Write down	—	(61)	(311)	(372)
Sales/disposal	—	194	312	506
Translation difference for the year	—	14	1	15

Closing balance December 31, 2006	—	(98)	(8)	(106)
Net carrying value	12,551	36,993	76,708	126,252

C8.  Other securities held as fixed assets

Capital share in joint venture U.I. Holding B.V.

2007

Opening balance January 1, 2007	—
Capital share in joint venture	13,221
Closing balance December 31, 2007	13,221

At the beginning of 2007, Sony Ericsson acquired UIQ Technology AB from Symbian Software Ltd. By the end of the year Sony Ericsson sold 50% of the share capital to Motorola.

Other financial assets

2007

Opening balance January 1, 2007	91,942
Translation difference for the year	(13)
Reclassification	(17)

Closing balance December 31, 2007	91,912

The investment is related to Symbian Software Ltd.

SONY ERICSSON MOBILE COMMUNICATIONS

2006

Accumulated acquisition costs
Opening balance January 1, 2006	83,652
Acquisitions	12,462
Translation difference for the year	(301)
Reclassification	(3,871)
Closing balance December 31, 2006	91,942
Accumulated revaluations
Opening balance January 1, 2006	(1,969)
Translation difference for the year	142
Reclassification	1,827

Closing balance December 31, 2006	—
Net carrying value	91,942

C9.	Other non current assets

	2007	2006

Deferred tax assets	167,186	139,621
Other non current assets	83,020	63,627

Total	250,206	203,248

The main part of other non current assets is prepaid licenses.

C10.	Inventory

	2007	2006

Manufacturing work in process	236,976	143,076
Finished products and goods for resale	200,501	294,386

Inventories, net	437,477	437,462

Reported amounts are net of obsolescence reserves by TEUR 25,690 (TEUR 18,611 in 2006).

C11.	Accounts receivables

	2007	2006

Current Receivables
Commercial receivables	1,876,939	1,657,111
Provision for doubtful debts	(6,726)	(4,357)

Total	1,870,213	1,652,754

Provisions for doubtful debts have been estimated based on commercial risk evaluations.

C12.	Other current assets

	2007	2006

Prepaid expenses	81,543	55,232
Prepaid tooling	28,752	15,927
Other receivables	234,592	238,607

Total	344,887	309,766

SONY ERICSSON MOBILE COMMUNICATIONS

The major part of other receivables is related to withholding tax and VAT.

C13.	Short term cash investments

	2007	2006

Net book value	1,431,129	1,580,077
Market value	1,435,325	1,581,671

Short term cash investments are held in money-market funds and are treated as cash equivalents with an initial maturity at the time of acquisition of 3 months or less.

C14.	Shareholders’ equity

			Non-
			restricted
			reserves and	Total
	Share	Restricted	net profit/loss	shareholders’
	capital	reserves	for the year	equity

Shareholder’s equity December 31, 2005	100,000	720,422	249,473	1,069,895
Changes in cumulative translation adjustments	—	(14,534)	(18,027)	(32,561)
Fair value reserve	—	—	(7,044)	(7,044)
Transfer between non-restricted and restricted reserves	—	17,001	(17,001)	—
Net income for the year	—	—	997,319	997,319
Dividend	—	—	(247,000)	(247,000)

Shareholder’s equity December 31, 2006	100,000	722,889	957,720	1,780,609
Changes in cumulative translation adjustments*	—	(9,334)	(12,436)	(21,770)
Fair value reserve**	—	—	926	926
Transfer between non-restricted and restricted reserves***	—	10,608	(10,608)	—
Net income for the year	—	—	1,114,192	1,114,192
Dividend****	—	(300,000)	(548,000)	(848,000)

Shareholder’s equity December 31, 2007	100,000	424,163	1,501,794	2,025,957

Share capital consists of 100,000,200 shares at a quota value of EUR 1 per share.

*	Cumulative translation adjustments have been distributed among unrestricted and restricted stockholders equity.

**	The fair value reserve is related to the effective portion of changes in the fair value of hedging instruments that is recognized in equity. Amounts accumulated in equity are recycled in the income statement in the periods in which the hedged item affects profit or loss, for example, when the forecasted sale which is hedged takes place.

***	The transfer between non-restricted and restricted reserves is in accordance with the proposals of the respective companies’ boards of directors. In evaluating the consolidated financial position, it should be noted that earnings in foreign companies may be subject to taxation when transferred to Sweden and, in some instances, such transfer of earnings may be limited by currency restrictions.

****	During 2007 it was decided to make a dividend of Euro 548 million and a capital redemption of Euro 300 million to the owning companies Sony and Ericsson.

SONY ERICSSON MOBILE COMMUNICATIONS

C15.	Provisions

	2007	2006

Warranty commitments	398,516	378,074
Other provisions	38,628	43,152

Total	437,144	421,226

Warranty commitments include provisions for faulty products based on estimated return rates and costs. The best estimate is based on sales, contractual warranty periods and historical failure data of products sold.

C16.  Post-employment benefits

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

In Sony Ericsson most of the companies have defined contribution plans and therefore no pension provisions on the balance sheet. The subsidiaries in Japan, UK, Netherlands, Germany, Greece and Mexico have defined benefit plans. In Sweden, the total pension benefits are accounted as defined contribution plans, even though the Financial Accounting Standards Council’s interpretations committee defined the ITP pension plan, financed through insurance with Alecta as a defined benefit plan. Sony Ericsson did not have access to information from Alecta that would have made it possible for this plan to be reported as a benefit plan.

Pension costs

2007	Sweden	UK	Netherlands	Japan	Other	Total

Pension cost Defined Benefit Plan	—	(87)	7,635	3,229	556	11,333
Pension cost Defined Contribution Plan	30,711	1,203	—	—	4,171	36,085

Total	30,711	1,116	7,635	3,229	4,727	47,418

2006	Sweden	UK	Netherlands	Japan	Other	Total

Pension cost Defined Benefit Plan	—	592	—	3,780	—	4,372
Pension cost Defined Contribution Plan	24,436	415	1,283	—	3,724	29,858

Total	24,436	1,007	1,283	3,780	3,724	34,230

Provisions for post-employment benefits

2007	Sweden	UK	Netherlands	Japan	Other	Total

Provision for post employee benefits	—	2,310	6,375	11,903	1,715	22,303
Other employee benefits	—	193	125	202	1,343	1,863

Total	—	2,503	6,500	12,105	3,058	24,166

The pension plan for the Netherlands was reclassified from defined contribution plan to defined benefit plan.

SONY ERICSSON MOBILE COMMUNICATIONS

2006	Sweden	UK	Netherlands	Japan	Other	Total

Provision for post employee benefits	—	4,204	—	12,734	—	16,938
Other employee benefits	—	—	—	—	2,471	2,471

Total	—	4,204	—	12,734	2,471	19,409

C17.  Long-term liabilities

Maturity date for the group long-term liabilities, 1,603 TEUR (677 TEUR), is within 1-5 years.

C18.  Other current liabilities

	2007	2006

Accrued personnel related expenses	146,279	141,851
Accrued sales related expenses	893,639	679,485
Other accrued expenses	336,990	252,452
Other short term liabilities	88,850	92,618

Total	1,465,758	1,166,406

Accrued sales related expenses include sales bonuses, such as quarterly and yearly bonuses, quality bonus, co-op and stock protection.

C19.  Assets pledged as collateral

	Liabilities	Advances		Liabilities	Advances
	to financial	from	Total	to financial	from	Total
	institutions	customers	2007	institutions	customers	2006

Bank deposits	—	—	—	3,950	—	3,950
Other	31	—	31	23	—	23

Total	31	—	31	3,973	—	3,973

C20.  Contingent liabilities

	2007	2006

Other contingent liabilities	2,640	1,433

Total	2,640	1,433

Other contingent liabilities mainly include guarantees for loans.

C21.  Cash flow analysis

	2007	2006	2005

Change in provisions (note C15 and C16)	21,601	126,905	26,786
Revaluation of share in joint venture	15,398	134	8
Gains and losses on disposal of tangible assets	(2,802)	(16,068)	144
Other	13,591	1,717	7,248

Total	47,788	112,688	34,186

C22.  Translation to SEK

The exchange rate for SEK is 9.47 (9.04) for balance sheet items and the average exchange rate for the period is 9.24 (9.26).

SONY ERICSSON MOBILE COMMUNICATIONS

C23.	Leasing

2007

Future payments for operating leases and rents
2008	43,487
2009	37,081
2010	29,151
2011	23,105
2012	20,816
2013 and future	33,788

The purpose of leases mainly refers to rents and office equipment.

C24.	Wages, salaries and social security expenses

Wages and salaries	2007	2006	2005

Wages and salaries	490,885	392,969	329,388
Social security expenses	135,706	114,872	100,429
Of which pension costs	47,418	34,230	28,239
Of which CO compensation	1,364	1,082	999
CO pension costs	163	190	142
bonus & similar to CO	1,755	963	897

Severance pay

For the President and the Corporate Management the following applies:

Severance payments are not payable if an employee resigns voluntarily, or if the employment is terminated as a result of flagrant disregard of responsibilities. An exception to this is if the notice of termination given by the employee is due directly to significant structural changes or other events that affect the content of work or the condition of the position. In such an instance, the notice is treated as if it were given by the Company and severance payments are made to the individual. Upon termination of employment, severance pay amounting to one years’ salary is normally paid. The severance payments will be paid out currently during agreed severance period.

Pension

Sony Ericsson’s policy regarding pension is to follow the competitive practice in the home country of the executive. For the president and the corporate management there is in principal one pension plan in which the pension based salary is calculated on the fixed salary and a target value of the variable short-term incentive plan. The company pays to the capital insurance company on salary portions in excess of 20 base amounts (one base amount = SEK 40,300) a percentage of the executive’s total pension based salary, between 25 and 35 percent per year, depending on the age of the executive.

Long term incentive

From 2005 Sony Ericsson has a new long term incentive program for certain employees. The calculation of the bonuses is based on the performance of the Group and payments for the units allocated are vested in three years. The price of the units is approved by the Remuneration Committee of the Board. The new program has replaced the synthetic option plan.

SONY ERICSSON MOBILE COMMUNICATIONS

The former long term incentive plan was a synthetic option plan for selected employees. The option price for the plan is determined on an annual basis by independent valuation and is approved by the Remuneration Committee of the Board. The options granted under the plan vest in three years. Financial commitments’ resulting from the price trend of the synthetic options are reported amongst operating costs and the calculated future payments for such options have been expensed according to following;

	2007	2006	2005

Calculated future payments for synthetic option plan charges to operating costs	1,099	20,826	12,018

At 31 December 2007, a provision in the amount of TEUR 7,244 (TEUR 33,415) was established for payments under the synthetic options plan.

Wages and salaries by geographical area	2007	2006	2005

Europe * and
Middle East & Africa	302,980	227,115	181,164
North America	70,194	67,504	65,481
Latin America	8,027	4,267	3,698
China	38,232	26,041	16,296
Japan	58,414	58,369	55,534
Asia Pacific	13,038	9,673	7,215
Total	490,885	392,969	329,388
* Of which Sweden	209,746	157,416	121,605
* Of which EU excl. Sweden	82,996	37,535	39,171

Number of employees

	2007		2006		2005
	Men	Women	Men	Women	Men	Women

Europe * and
Middle East & Africa	2,914	1,148	2,245	842	1,967	748
North America	581	180	528	176	521	175
Latin America	61	32	41	16	32	13
China	1,381	1,563	942	1,168	590	441
Japan	946	253	839	205	776	183
Asia Pacific	184	86	102	71	90	63
Total	6,067	3,261	4,697	2,478	3,976	1,623
* Of which Sweden	2,256	816	1,696	593	1,473	551
* Of which EU excl. Sweden	526	225	395	163	363	131

Distribution of female/male for the Board of Directors and other persons in leading positions

	2007		2006
	Number on	whereof	Number on	whereof
	balance day	men	balance day	men

Consolidated (including subsidiaries)
Members of the board	97	96.9%	86	91.9%
Presidents and Executive Vice presidents	12	100%	13	100%

SONY ERICSSON MOBILE COMMUNICATIONS

C25.	Fees to auditors

	2007	2006	2005

PricewaterhouseCoopers
Audit fees	1,279	916	881
Fees for other services	1,040	897	1,291

Total	2,320	1,813	2,172

C26.	Financial risks

Foreign exchange risk — Transaction exposure

Sony Ericsson’s results are presented in EUR; the company’s hedging is based on EUR being the risk free currency. The group has sales and cost of sales in a large number of currencies. The main part of the net exposure is concentrated to the parent company. The group’s currency exposures are hedged up to 6 months. The group’s net exposure is to 80% USD, JPY and GBP. The currency exposures are primarily hedged with forward contracts. The market value of derivatives not being used to revalue balance sheet items by December 31, 2007 was -5.1 MEUR; all of these derivatives were forward contracts. Hence, these losses correspond to net gains in the underlying future sales and purchases during the hedged period.

Foreign exchange risk — Translation exposure

All equity in the groups companies is translated in accordance with the “current method” hence the translation exposure is taken directly in to equity in the balance sheet. This type of currency exposure is not hedged.

Interest rate risk

Sony Ericsson’s interest rate risk is primarily derived from cash and short term deposits, other balance sheet items are to a very small extent affected by shifts in the interest rate. Cash and short-term deposits, 2,155 MEUR at year end 2007, are primarily held in short and medium term money market funds with highest possible rating given the duration.

Credit Risk

Credit risk is divided into two categories; credit risk in trade receivables and financial credit risk.

Credit risk in Trade receivables

The value of outstanding trade receivables were at year end 1,870 MEUR. Provisions for expected losses at year end were 6.7 MEUR. Over 48% of the trade receivables are towards countries with a country risk in the interval “negligible to moderate”. Approximately 62% of Sony Ericsson’s outstanding AR is insured against non-payment by the customer.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. These exposures arise in the investments of cash and cash equivalents and from derivative positions with positive unrealized result against banks and other counterparties. Sony Ericsson mitigates these risks by investing cash in well diversified money market funds with the highest possible rating. Part of the liquidity is also deposited with a few chosen banks with the highest possible short-term rating. How much to be invested with each fund and bank is regulated in the policy.

SONY ERICSSON MOBILE COMMUNICATIONS

Liquidity risk

The liquidity risk is that Sony Ericsson is unable to meet its short term payment obligations due to insufficient or illiquid cash reserves. At year end Sony Ericsson had a very large net cash position invested in liquid funds and very short deposits with banks. Sony Ericsson has decided to have a minimum cash level of 12% of annual turnover. The company’s net cash widely exceeds this requirement at year end.

C27.	Transactions with joint venture

At the beginning of 2007, Sony Ericsson strengthened its platform capabilities through the acquisition of UIQ Technology AB from Symbian Software Ltd. stating its intention for open ownerships with other handset manufacturers. By the end of the year Sony Ericsson announced that it had entered into a series of agreements with Motorola Inc. whereby Motorola acquired 50% of the share capital in UIQ Technology.

Royalty — Sony Ericsson pays a royalty to UIQ Technology AB for the right to use the UIQ Technology AB software in the mobile phones.

Purchases — Sony Ericsson buys Support & Maintenance and Professional Service Work from UIQ Technology AB.

Transactions with joint venture	2007	2006

Sales	389	—
Royalty	4,552	—
Purchases	2,608	—

Balances regarding joint venture
Assets	177	—
Liabilities	845	—

SONY ERICSSON MOBILE COMMUNICATIONS

C28.  Group companies

		Percentage of
Company	Domicile	ownership

Sony Ericsson Mobile Communications AB	Sweden
Sony Ericsson Mobile Communications International AB Sweden	Sweden	100%
Sony Ericsson Mobile Communications Management Ltd, UK	United Kingdom	100%
Sony Ericsson Mobile Communications S.p.A., Italy	Italy	100%
Sony Ericsson Hungary Mobile Communications Ltd.	Hungary	100%
Sony Ericsson Mobile Communications do Brazil Ltd.	Brasil	100%
Sony Ericsson Mobile Communications S.A. de C.V.	Mexico	100%
Sony Ericsson Servicios Móviles S.A. de C.V.	Mexico	100%
Sony Ericsson Mobile Communications Japan Inc.	Japan	100%
Sony Ericsson Mobile Communications (USA) Inc.	USA	100%
Sony Ericsson Mobile Communications Iberia, S.L.	Spain	100%
Sony Ericsson Mobile Communications Hellas S.A.	Greece	100%
Sony Ericsson Mobile Communications (India) Private Limited	India	100%
Sony Ericsson Mobile Communications France S.A.S.	France	100%
Ltd Sony Ericsson Mobile Communications Rus	Russia	100%
Sony Ericsson Mobile Communications (Thailand) Co., Limited	Thailand	100%
Sony Ericsson Mobile Communications (China) Co., Ltd.	China	100%
Beijing Suohong Electronics Co. Ltd., (BSE)	China	100%
Beijing SE PUTIAN Mobile Communications Company Ltd. (BMC)	China	51%

C29.	Reconciliation to accounting principles generally accepted in the United States

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Sweden for unlisted companies, applying the Swedish Annual Accounts Act (ÅRL), the Swedish Accounting Standards Board’s (Bokföringsnämnden, BFN) recommendations and the Recommendation of the Swedish Financial Accounting Standards Council, (RR29), Remunerations to employees, which differs in certain significant respects from the generally accepted accounting principles in the United States (“US GAAP”). Sony Ericsson Mobile Communications has reconciled its net income / loss and equity under Swedish GAAP to the accounting principles according to generally accepted principles in the United States.

The principle differences between Swedish GAAP and US GAAP that affect our net income, as well as our stockholders equity relate to the treatment of business combinations (negative goodwill) and synthetic option plan.

Business combinations — Negative Goodwill

Under both Swedish GAAP and US GAAP, when the fair value of net assets acquired exceeds total purchase price, the Company first assess whether all acquired assets and assumed liabilities have been properly identified and valued. Under Swedish GAAP, negative goodwill is not subject to amortization and any excess remaining after reassessment is recognized in income statement immediately. During 2004, a negative goodwill amounted to TEUR 3,717 was identified by the Company in connection with the acquisition of Beijing SE Putian Mobile Communications Co. Ltd (BMC), and it was recognized in income statement by the end of 2004.

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

SONY ERICSSON MOBILE COMMUNICATIONS

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

Provision for social security cost on synthetic option plan

Under Swedish GAAP, the Company accrues social security costs for the synthetic option plan during the vesting period. Under US GAAP, no social security cost is recorded until the options are exercised or matching of the options takes place, which decreases net income by TEUR −3,623 (TEUR 1,472 in 2006).

Post-employment benefits

To calculate the annual expenses for the defined benefit plans, Sony Ericsson uses the corridor method. The amount recognised in the income statement which is the difference to US GAAP is not material.

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

Adjustment of net income, comprehensive income, equity and balance sheet items

Application of US GAAP as described above would have had the following effects on consolidated net income.

Adjustment of Net Income

	2007	2006	2005

Net income per Swedish GAAP	1,114,192	997,319	350,342
US GAAP adjustments before taxes:
Business Combination	100	918	918
Synthetic Option Plan	(3,623)	1,472	906
Tax effect of US GAAP adjustment	1,002	(522)	(364)

Net income in accordance with US GAAP	1,111,672	999,186	351,802

SONY ERICSSON MOBILE COMMUNICATIONS

Comprehensive income

	2007	2006	2005

Net income in accordance with US GAAP	1,111,672	999,186	351,802
Other comprehensive income
Gain/loss on cash flow hedges	1,087	(9,544)	2,260
Translation adjustment	(21,771)	(32,561)	24,694
Deferred tax	(161)	2,499	(636)
Total other comprehensive income	(20,845)	(39,606)	26,318

Comprehensive income in accordance with US GAAP	1,090,827	959,581	378,119

Adjustments of stockholders’ equity

	2007	2006

Equity as reported per Swedish GAAP	2,025,957	1,780,609

US GAAP adjustments before taxes:
Business Combination	(864)	(964)
Synthetic Option Plan	(1,246)	2,377
Deferred tax effect of US GAAP adjustment	453	(550)

Stockholders’ equity in accordance with US GAAP	2,024,299	1,781,472

Balance sheet items according to Swedish GAAP and US GAAP:

	Swedish GAAP		US GAAP
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2007	2006	2007	2006

Non-current assets	571,826	468,677	403,879	328,207
Current assets	4,807,814	4,672,681	4,975,349	4,811,636

Total Assets	5,379,640	5,141,358	5,379,228	5,139,844

Stockholders equity	2,025,957	1,780,609	2,024,299	1,781,472
Minority interest	64,006	45,148	64,006	45,148
Provisions	461,310	440,635	461,310	440,635
Non-current liabilities	1,603	677	1,603	677
Current liabilities	2,826,764	2,874,289	2,828,010	2,871,912

Total stockholders’ equity and liabilities	5,379,640	5,141,358	5,379,228	5,139,844

Multi-employer plan

The Swedish ITP pension plan financed through insurance with Alecta is a multi-employer plan defined by Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions, and therefore it is accounted for as a defined contribution plan.

Report of Independent Auditors

To the Shareholders of Sony Ericsson Mobile Communications AB

We have audited the accompanying consolidated balance sheets of Sony Ericsson Mobile Communications AB and its subsidiaries as of December 31, 2007 and December 31, 2006 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sony Ericsson Mobile Communications AB and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note C29 to the consolidated financial statements.

/s/ PricewaterhouseCoopers AB

Stockholm, June 19, 2008