Form 20-F
period 2009-03-31
SONY CORP
filed 2009-06-23
CIK 313838

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

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

	Outstanding as of
	March 31, 2009	March 31, 2009
Title of Class	(Tokyo Time)	(New York Time)
Common Stock	1,003,522,077
American Depositary Shares		118,672,923

Indicate by check mark if the registrant is a well-seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

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
Yes ☐      No ☑

Cautionary Statement

Statements made in this annual report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending as well as the recent worldwide crisis in the financial markets and housing sectors; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business restructuring and transformation efforts; (vi) Sony’s ability to implement successfully its hardware, software, and content integration strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony’s ability to maintain product quality (particularly in the Electronics and Game segments); (ix) Sony’s ability to secure adequate funding to finance restructuring activities and capital investments given the current state of global capital markets; (x) the success of Sony’s joint ventures and alliances; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

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

As of March 31, 2009, Sony Corporation had 1,242 consolidated subsidiaries (including variable interest entities).  It has applied the equity accounting method with respect to its 85 affiliated companies.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

Selected Financial Data

	Fiscal Year Ended March 31
	2005		2006		2007		2008		2009
	(Yen in millions, Yen per share amounts)

Income Statement Data:
Sales and operating revenue	7,191,325		7,510,597		8,295,695		8,871,414		7,729,993
Equity in net income (loss) of affiliated companies*	29,039		13,176		78,654		100,817		(25,109)
Operating income (loss)	174,667		239,592		150,404		475,299		(227,783)
Income (loss) before income taxes, cumulative effect of accounting changes and minority interest	186,246		299,506		180,691		567,134		(174,955)
Income taxes	16,044		176,515		53,888		203,478		(72,741)
Income (loss) before cumulative effect of accounting changes	168,551		123,616		126,328		369,435		(98,938)
Net income (loss)	163,838		123,616		126,328		369,435		(98,938)
Data per Share of Common Stock:
Income (loss) before cumulative effect of accounting changes
— Basic	180.96		122.58		126.15		368.33		(98.59)
— Diluted	162.59		116.88		120.29		351.10		(98.59)
Net income (loss)**
— Basic	175.90		122.58		126.15		368.33		(98.59)
— Diluted	158.07		116.88		120.29		351.10		(98.59)
Cash dividends declared
Interim	12.50		12.50		12.50		12.50		30.00
	(12.12 cents	)	(10.36 cents	)	(10.78 cents	)	(11.26 cents	)	(31.89 cents )
Fiscal year-end	12.50		12.50		12.50		12.50		12.50
	(11.29 cents	)	(11.04 cents	)	(10.24 cents	)	(11.92 cents	)	(13.01 cents )
Depreciation and amortization***	372,865		381,843		400,009		428,010		405,443
Capital expenditures (additions to fixed assets)	356,818		384,347		414,138		335,726		332,068
Research and development costs	502,008		531,795		543,937		520,568		497,297
Balance Sheet Data:
Net working capital (deficit)	746,803		569,296		994,871		986,296		(190,265)
Long-term debt	678,992		764,898		1,001,005		729,059		660,147
Stockholders’ equity	2,870,338		3,203,852		3,370,704		3,465,089		2,964,653
Total assets	9,499,100		10,607,753		11,716,362		12,552,739		12,013,511
Number of shares issued at fiscal year-end (thousands of shares of common stock)	997,211		1,001,680		1,002,897		1,004,443		1,004,535
Stockholders’ equity per share of common stock	2,872.21		3,200.85		3,363.77		3,453.25		2,954.25

* Effective from the fiscal year ended March 31, 2009, Sony revised the presentation of its financial information to ensure that it is consistent with the way management views its consolidated operations.  Since Sony considers

Sony Ericsson Mobile Communications AB (“Sony Ericsson”) and S-LCD Corporation (“S-LCD”) to be integral to Sony’s operations, Sony determined that the most appropriate method to report equity in net income (loss) of all affiliated companies was as a component of operating income (loss).  In connection with this reclassification, consolidated operating income (loss) and consolidated income (loss) before income taxes for all prior periods have been reclassified to conform with the current year presentation.

** Refer to Note 22 to the notes to the consolidated financial statements.

*** Depreciation and amortization includes amortization expenses for intangible assets and deferred insurance acquisition costs.

	Average*	High	Low	Period-End
	(Yen)

Yen Exchange Rates per U.S. Dollar:
Fiscal year ended March 31
2005	107.49	114.30	102.26	107.22
2006	113.15	120.93	104.41	117.78
2007	116.92	121.81	110.07	117.56
2008	114.31	124.09	96.88	99.85
2009	100.62	110.48	87.80	99.15
2009
January	—	94.20	87.80	89.83
February	—	98.55	89.09	97.74
March	—	99.34	93.85	99.15
April	—	100.71	96.49	98.76
May	—	99.24	94.45	95.55
June (through June 19)	—	98.56	95.65	96.15

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 19, 2009 was 96.15 yen = 1 U.S. dollar.

* The average yen exchange rates represent average noon buying rates of all the business days during the respective year.

Capitalization and Indebtedness

Not Applicable

Reasons for the Offer and Use of Proceeds

Not Applicable

Risk Factors

Sony plans to change its business segment classification to reflect the Company’s reorganization as of April 1, 2009.  Sony expects to report its operating results in line with new business segments from the first quarter of the fiscal year ending March 31, 2010.  Please note that the following Risk Factors section is based on the business segment classification that applies to the fiscal year ended March 31, 2009.

This section contains forward-looking statements that are subject to the Cautionary Statement appearing on page 2 of this annual report.  Risks to Sony are also discussed elsewhere in this annual report, including without limitation in the other sections of this annual report referred to in the Cautionary Statement.

Sony must overcome increasingly intense competition, especially in the Electronics and Game segments.

Sony’s Electronics segment produces consumer products that compete against products sold by competitors, including new entrants, on the basis of several factors such as price and function.  In order to produce products that appeal to changing and increasingly diverse consumer preferences, and to overcome the fact that a relatively high percentage of consumers already possess products similar to those that Sony offers, Sony’s Electronics and Game segments must develop superior technology, anticipate consumer tastes and rapidly develop attractive products with competitive selling prices.  In the Electronics segment, Sony faces increasingly intense pricing pressure and shorter product cycles in a variety of consumer product categories.  Sony’s operating results depend on Sony’s ability to continue to develop efficiently and offer Electronics and Game products at competitive prices that meet changing and increasingly diverse consumer preferences.  If Sony is unable to effectively anticipate and counter the ongoing price erosion that frequently accompanies its products, or if the average selling prices of its products decrease faster than Sony is able to reduce its manufacturing costs, Sony’s cost of sales ratio will increase and its operating results and financial condition may be negatively impacted.

To remain competitive and stimulate customer demand, Sony must successfully manage frequent product and service introductions and transitions.

Due to the highly volatile and competitive nature of the PC, consumer electronics and mobile communication industries, Sony must continually introduce new products, services and technologies, enhance existing products and services, and effectively stimulate customer demand for new and upgraded products and services.  The success of new product and service introductions depends on a number of factors, such as the timely and successful completion of development efforts, market acceptance, Sony’s ability to manage the risks associated with new products and production ramp-up issues, the availability of application software for new products, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of products in appropriate quantities and costs to meet anticipated demand, and the risk that new products and services may have quality or other defects in the early stages of introduction.  New and upgraded products and services can affect the sales and profitability of existing products and services.  Accordingly, Sony cannot determine in advance the ultimate effect that new product introductions and transitions will have on its operating results and financial condition.

Sony is subject to competition from firms that may be more specialized or have greater resources.

Sony has several business segments in different industries and has many product categories within the Electronics segment, which causes it to face a broad range of existing and new competitors ranging from large international companies to highly specialized entities that focus on only a few businesses.  As a result, Sony may not be able to fund or invest in certain areas of its businesses to the same degree that its competitors do.  Furthermore, these competitors may have greater financial, technical, and marketing resources available to them than those available to the businesses of Sony.  In addition, the businesses within Sony’s Financial Services segment may not be able to compete effectively, especially against established competitors with superior financial, marketing and other relevant resources.  A failure to efficiently anticipate and respond to these new and established competitors may negatively impact Sony’s operating results.

Sony’s sales and profitability are sensitive to economic, employment and other trends in Sony’s major markets.

Sony’s sales and profitability are sensitive to economic, employment and other trends in each of the major markets in which Sony operates.  Most of these markets have recently experienced significant economic downturns which have had, and may continue to have, a material adverse impact on Sony’s operating results and financial position.  In the fiscal year ended March 31, 2009, 24.2 percent, 23.6 percent, and 25.7 percent of Sony’s sales and operating revenue were attributable to Japan, the U.S. and Europe, respectively.

Examples of trends that may cause a material impact on Sony’s results include, but are not limited to, reduced demand from either or both end consumers or commercial customers.  An actual or expected deterioration of economic conditions in any of Sony’s major markets could act to depress end consumer confidence and result in an actual decline in consumption, which could have a materially adverse impact on Sony’s short- to mid-term sales and profitability.  Commercial customers may experience deterioration in their own businesses due to cash flow shortages, difficulty in obtaining financing and reduced end-user demand, among other factors.  Commercial customers’ difficulty in meeting their obligations to Sony could also have an adverse impact on Sony’s operating results and cash flows.  In addition, the further weakening of economic conditions or rising unemployment may further affect Sony’s business in these respects.

Sony’s suppliers are also susceptible to similar conditions that may impact their ability to fulfill their contractual obligations and could impact Sony’s revenues or cost of sales ratio if products and services cannot be obtained at competitive prices.

Global economic conditions may also impact Sony in other ways including, for example, further restructuring charges, higher pension and post-retirement benefit costs or funding requirements, additional asset impairment charges, among other factors, any of which could materially impact Sony’s operating results, financial condition and cash flows.

The unprecedented conditions in the global financial and credit markets or a ratings downgrade may adversely affect the availability and cost of Sony’s funding.

The global financial and credit markets have been experiencing unprecedented levels of volatility and disruption, generally putting downward pressure on financial and other asset prices and impacting the credit availability even for major global issuers.  The central governments and the central banks of major global economies, including Japan, have recently created a number of programs to help stabilize credit markets and financial institutions and to restore liquidity.  These programs have improved conditions in these credit and financial markets to some extent, but there can be no assurance that these programs, individually or collectively, will continue to have beneficial effects on the markets overall, or that they will resolve the credit and liquidity issues.

Historically, Sony’s primary sources of funds are cash flows from operations, offerings of commercial paper and other debt securities such as term debt as well as borrowings from banks and other institutional lenders.  As a result of the impact of the global economic downturn, Sony may become more dependent on commercial paper and debt markets in the future to meet its cash flow requirements.  Although the commercial paper and term debt markets, have continued to be available to Sony during the recent periods of volatility and disruption, there can be no assurance that such sources will continue to be available or, that if available, the cost of such funding will not substantially increase due to market factors.  If current levels of market disruption and volatility continue or worsen, Sony may seek to repay commercial paper and term debt as it becomes due, or to meet other liquidity needs by drawing upon contractually committed lending facilities primarily provided by global banks and/or seeking other sources of funding including, potentially, the sale of assets.  There can be no assurance that under such extreme market conditions such alternate funding sources would be available or sufficient.  Further, a failure of one or more of Sony’s major lenders, or a decision by one or more of them to stop lending to Sony due to instability in the Japanese or global financial and credit markets could have an adverse impact on Sony’s access to funding from such sources.  In turn, this could have a material adverse impact on Sony’s operating results, financial position or liquidity.

Similarly, a downgrade in Sony’s credit ratings could result in an increase in Sony’s cost of funding and could have an adverse impact on Sony’s ability to access commercial paper or term debt markets, with a corresponding adverse effect on Sony’s results, financial position and liquidity.

Sony’s investments in research and development may not yield the results expected.

Sony’s businesses, particularly the Electronics and Game segments, operate in intensely competitive markets characterized by changing consumer preferences and rapid technological innovation.  Due to advanced technological innovation and relative ease of technology imitation, new products and services tend to become standardized more rapidly, leading to more intense competition and ongoing price erosion.  In order to strengthen the competitiveness of its products in this environment, Sony continues to invest heavily in research and development.  However, these investments may not yield the results expected, hindering Sony’s ability to commercialize, in a timely manner, new and competitive products that meet the needs of the market, which consequently may negatively impact Sony’s reputation and operating results.

Sony may not be able to recoup the capital expenditures or investments it makes to increase production capacity.

Sony continues to invest in production equipment in the Electronics segment.  Sony also invests in production-related joint ventures.  One example is the investment Sony and Samsung Electronics Co., Ltd.  (“Samsung”) made in connection with 8th generation production capacity for amorphous thin film transistor (“TFT”) LCD panel production, following investments in 7th generation production capacity at S-LCD Corporation (“S-LCD”), a joint venture of the two companies in Korea.  The accumulated total amount of the investment in S-LCD by Sony and Samsung for 7th and 8th generation production capacity is approximately 400 billion yen (approximately 50 percent of which was contributed by Sony).  Sony may not be able to recover its capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected.  As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect Sony’s profitability.

Sony’s utilization of joint ventures and alliances within strategic business areas may not be successful.

During the last several years Sony has moved toward the establishment of joint ventures and strategic alliances in order to supplement or replace functions that were previously performed by divisions of Sony Corporation or wholly-owned subsidiaries.

Sony currently has investments in several joint ventures, including Sony Ericsson Mobile Communications AB and S-LCD.  If Sony and its partners from existing alliances, joint ventures and strategic investments are unable to reach their common financial objectives successfully, Sony’s financial performance may be adversely affected.  Sony’s financial performance may also be adversely affected temporarily or in the short- and medium-term during the period of alliances, joint ventures and strategic investments even if Sony and its partners remain on course to achieve their common objectives.  In February 2008, Sony and Sharp Corporation (“Sharp”) signed a non-binding memorandum of intent to establish a joint venture to manufacture 10th generation amorphous TFT LCD panels and modules.  Sony has set June 30, 2009 as the target date by which to enter into a definitive agreement and is negotiating in good faith with Sharp.

Sony may not adequately manage the growing number of joint ventures and strategic alliances, and, in particular, may not deal effectively with the legal and cultural differences that can arise in such relationships, with changes in the relationships, or with changes in the financial status of its partners.  In addition, by participating in joint ventures or strategic alliances, Sony may encounter conflicts of interest, may not maintain sufficient control over the joint venture or strategic alliance, including over cash flow, and may be faced with an increased risk of the loss of proprietary technology or know-how.  Sony’s reputation could be harmed by the actions or activities of a joint venture that uses the Sony brand.

Sony’s business restructuring and transformation efforts are costly and may not attain their objectives.

Sony implemented restructuring initiatives in the fiscal year ended March 31, 2009 that focused on a review of its investment plan, realignment of manufacturing sites, and workforce reallocation and headcount reduction.  In association with these restructuring initiatives, 75.4 billion yen of restructuring charges were recorded for the fiscal year ended March 31, 2009.  Sony anticipates the recording of approximately 110 billion yen of restructuring charges for the fiscal year ending March 31, 2010 for these initiatives.  Restructuring charges are recorded in cost of sales, selling, general and administrative expenses and loss on sale, disposal or impairment of assets, net and thus decrease Sony’s operating and net income.

In addition, due to internal or external factors, the improved efficiencies and projected cost savings may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to the worsening of market conditions beyond expectations.  Such possible internal factors could include, for example, a decision to implement new restructuring initiatives not already planned or a decision to increase research and development outlays or other expenditures beyond currently projected levels, either of which might increase total costs.  Possible external factors could include, for example, increased burdens from regional labor regulations, labor union agreements and Japanese customary labor practices that could prevent Sony from executing its restructuring initiatives as planned.  Therefore, such restructuring and transformation may not result in improved efficiency, increased ability to respond to market changes or the reallocation of resources to more profitable businesses.  The inability to fully and successfully implement restructuring programs may cause Sony to have insufficient financial resources to carry out its research and development plans and to invest in targeted growth areas for its businesses.  Additionally, operating cash flows could be reduced as a result of the payment for restructuring charges.

Foreign exchange rate fluctuations can affect financial results because a large portion of Sony’s sales and assets are denominated in currencies other than the yen.

Sony’s consolidated statements of income are prepared from the local currency-denominated financial results of Sony Corporation’s subsidiaries around the world, which are then translated into yen at the monthly average currency exchange rate.  Sony’s consolidated balance sheets are prepared using the local currency-denominated assets and liabilities of Sony Corporation’s subsidiaries around the world, which are translated into yen at the market exchange rate at the end of each financial period.  A large proportion of Sony’s consolidated financial results, assets and liabilities is accounted for in currencies other than the Japanese yen.  For example, only 24.2 percent of Sony’s sales and operating revenue in the fiscal year ended March 31, 2009 were originally recorded in Japan.  Accordingly, Sony’s consolidated financial results and the assets and liabilities in Sony’s businesses that operate internationally, principally in its Electronics, Game and Pictures segments and the music business, may be materially affected by changes in the exchange rates of foreign currencies when translating into Japanese yen.  Foreign exchange rate fluctuations may have a negative impact on Sony’s operating results and financial condition in the future, especially if the yen strengthens significantly against the U.S. dollar, the euro or other foreign currencies.

Foreign exchange fluctuations can affect Sony’s operating results due to sales and expenses in different currencies.

Exchange rate fluctuations affect Sony’s operating profitability because many of Sony’s products are sold in countries other than the ones in which they were developed and/or manufactured.  The concentration of research and development, administrative functions, and manufacturing activities within the Electronics segment in Japan makes this segment particularly sensitive to the yen’s appreciation as the ratio of yen-denominated costs to total costs is higher than the ratio of yen-denominated revenue to total revenue.  Mid- to long-term changes in exchange rate levels may interfere with Sony’s global allocation of resources and hinder Sony’s ability to engage in research and development, procurement, production, logistics, and sales activities in a manner that is profitable after the effect of such exchange rate changes.

Although Sony hedges most of the net short-term foreign currency exposure resulting from import and export transactions shortly before they are projected to occur, such hedging activity cannot entirely eliminate the risk of adverse short-term exchange rate fluctuations.

Sony must efficiently manage its procurement of parts and components, the market conditions for which are volatile, and control its inventory of products, parts, and components, the demand for which is volatile.

In the Electronics and Game segments, Sony uses a large volume of parts and components, such as semiconductors and LCD panels, for its products.  Market fluctuations in the availability and pricing of parts and components can adversely affect Sony’s operating results.  For instance, shortages of parts or components may occur during periods of excess demand, which can result in sharply higher prices and an increase in the cost of goods sold.  Additionally, the prices of parts or components fluctuate with the prices of underlying basic or raw materials, such as petrochemical products, cobalt and copper, which can also affect the cost of goods sold.

Sony places orders for parts and components and determines production and inventory plans in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict.  Inaccurate forecasts of consumer demand or inadequate management can lead to a shortage or excess of inventory, which can disrupt production plans and result in revenue shortfalls or inventory adjustments.  Sony writes down the value of its inventory when the underlying parts, components or products have become obsolete, when inventory levels exceed the amount expected to be used, or when the value of the inventory is otherwise recorded at a higher value than net realizable value.  In the past, for example, Sony has experienced a shortage of certain semiconductors and LCD panels, which resulted in Sony’s inability to meet consumer demand for its PCs and audio visual products, as well as a surplus in certain semiconductors and LCD panels that resulted in inventory write-downs when the prices of these parts and components fell.  Such revenue shortfalls or inventory adjustments have had and, if Sony is not successful in managing its inventory in the future, could have a material adverse effect on Sony’s operating results.

Sony is subject to the risks of operations in different countries.

Most of Sony’s activities are conducted outside of Japan, and international operations bring challenges.  For example, in the Electronics and Game segments, production and procurement of products and parts in Asian countries such as China are increasing, and this creates a risk that production and shipping of products and parts could be interrupted by a natural disaster or pandemic in the region, similar to the spread of Severe Acute Respiratory Syndrome (“SARS”) or a novel influenza virus.  In addition, production of electronics products in China and other Asian countries increases the time necessary to supply products to Europe and the U.S., which can make it more difficult to meet changing customer demand.  Further, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as cultural and religious conflicts, non-compliance with expected business conduct, unexpected legal or regulatory changes such as foreign exchange, import or export controls, nationalization of assets or restrictions on the repatriation of returns from foreign investments and the lack of adequate infrastructure.  If the effects of international political and military instability or natural disasters disrupt Sony’s business operations or depress consumer confidence in those regions, Sony’s operating results and financial condition may be adversely affected.  In addition, as emerging markets are becoming increasingly important in its operations, Sony becomes more susceptible to the above-mentioned risks which could have an adverse impact on its operating results and financial condition.

The large-scale investment required during the development and introductory period of a new gaming platform may not be fully recovered.

Within the Game segment, developing and providing products that maintain competitiveness over an extended life-cycle require large-scale investment relating to research and development, particularly during the development and introductory period of a new platform.  In the past, large-scale investment relating to capital expenditures and research and development for the development and manufacture of key components, including semiconductors supplied for PLAYSTATION®3 (“PS3”), was also recorded within the Electronics segment.  Moreover, it is particularly important in the Game segment that these products are provided to consumers at competitive prices with compelling game software and online services to ensure favorable market penetration of the platform.  Should the platform fail to achieve such favorable market penetration, there is a risk that this investment, or a part thereof, will not be recouped, resulting in a significant negative impact on Sony’s profitability.  In addition, even if the platform is ultimately successful and Sony is able to sufficiently recoup its investment, this may take longer than expected, resulting in a negative impact on Sony’s profitability.

An example of a negative impact on profitability within the Game segment is PS3-related charges that in the past resulted in significant overall segment losses.  These losses arose mainly from the strategic pricing of PS3 hardware at points lower than its production cost.

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

The sales and profitability of Sony’s Game segment depends on the penetration of its gaming platforms, which is sensitive to software line-ups, including software produced by third parties, and more recently, the expansion of online services.

In the Game segment, the penetration of gaming platforms is a significant factor driving sales and profitability, which may be affected by the ability to provide customers with sufficient software line-ups, including software produced by third parties and online services.  Software line-ups and online services affect not only software sales and profitability, as in many other content businesses, but also affect the penetration of gaming platforms, which can affect hardware sales and profitability.

Sony’s content businesses, including its music business, the Pictures segment and the Game segment, are subject to digital piracy and illegal downloading, which have become increasingly prevalent with the development of new technologies and the availability of broadband Internet connections.

The development and declining prices of digital technology along with the increased penetration and speed of broadband Internet connections and the availability of content in digital formats have created risks with respect to Sony’s ability to protect the copyrighted content of its music business, the Pictures segment and the Game segment from digital piracy and counterfeiting.  In particular, advances in software and technology that enable the duplication, transfer or downloading of digital audio and video files from the Internet and other sources without authorization from the owners of the rights to such content threaten the conventional copyright-based business model by making it easier to create, transmit, and redistribute high quality, unauthorized audio and video files.  These advances include, for example, digital devices such as hard disk drive video and audio recorders, CD, DVD, and Blu-ray DiscTM recorders, file compression algorithms, and peer-to-peer digital distribution services.  The availability of unauthorized content contributes to a decrease in legitimate product sales and puts pressure on the price of legitimate product sales, which could adversely affect operating results within the music business, the Pictures segment, and the Game segment.  Sony has incurred and will continue to incur expenses to ensure adequate copyright protection, to develop new services for the authorized digital distribution of music, movies, television programs and video games, and to combat unauthorized digital distribution of its copyrighted content.  These initiatives will increase Sony’s near-term expenses and may not achieve their intended result.

Operating results for Sony’s Pictures segment vary according to the cost of productions and marketing costs, consumer acceptance, timing of releases or syndication sales, and the availability of competing products and entertainment alternatives.

Operating results for motion picture releases and television productions within the Pictures segment can materially fluctuate depending primarily upon the cost of such productions, marketing costs, and consumer acceptance of such productions, each of which is difficult to predict, as well as the timing of new motion picture releases and the syndication of television productions.  In addition, the commercial success of Sony’s Pictures segment’s motion picture and television productions depends upon consumer acceptance of other competing products released at or near the same time, and the availability of alternative forms of entertainment and leisure activities, including many new options such as social networking sites, that have been enabled by technological advancements.  Given the limited number of motion pictures released during any period, the underperformance of an “event” or “tent-pole” motion picture that generally has higher production and marketing costs than other films can have an adverse impact on operating results of Sony’s Pictures segment.

Operating results of Sony’s Pictures segment may be adversely affected by changes in advertising markets, or by the failure to renew, or renewal on less favorable terms of carriage contracts.

The Pictures segment’s television operations, including its global channel network, derives a significant portion of its revenues from the sale of advertising.  A decline of the advertising market due to the global economic downturn could have an adverse impact on the operating results of Sony’s Pictures segment.  The Pictures segment also earns revenues from the licensing of its image-based software, including its motion picture and television content, to the U.S. and international television networks, where a decline in the networks’ ability to generate advertising and subscription revenues may adversely impact the license fees paid to the Pictures segment.  The Pictures segment also depends on third party cable, satellite and other distribution systems to distribute its global channel network.  The failure to renew, or renewal on less favorable terms of, carriage contracts (broadcasting agreements) with these third-party distributors may adversely affect the Pictures segment’s ability to generate advertising and subscription revenues through its global channel network.

Sony’s Pictures segment is subject to labor interruption.

The Pictures segment is dependent upon highly specialized union members, including writers, directors, actors and other talent, and trade and technical employees, who are covered by union contracts and are essential to the development and production of motion pictures and television programs.  A strike by one or more of these unions or the possibility of a strike, work slowdown or work stoppage caused by uncertainties about, or the inability to reach agreement on, a new contract could delay or halt production activities.  Such a delay or halt, depending on the length of time involved, could cause a delay or interruption in the release of new motion pictures and television programs and thereby could adversely affect operating results and cash flows in the Pictures segment.  An inability to reach agreement on one or more of these union contracts could also increase costs within Sony’s Pictures segment and have an adverse effect on operating results.

Continued increases in the costs of producing or acquiring entertainment content and other changes in the business environments of Sony’s music business and Pictures segment could adversely affect their sales and operating results.

The success of Sony’s music business is highly dependent on finding and establishing artists that appeal to customers over the long-term and if the music business is unable to find and establish new talented artists, operating results may be adversely affected.  Competition with other entertainment companies to identify, sign and retain such talent is intense as is the competition to sell their music, resulting in increased talent-related spending and higher marketing and promotional costs.  In the Pictures segment, high demand for top talent has contributed to increases in the cost of producing motion pictures, which can impact operating results as can the cost of acquiring programming produced by third parties.

In addition to escalating costs to produce or acquire content, Sony’s music business and Pictures segment have experienced and could continue to experience significant changes in their respective business environments, which have had and could continue to have an adverse impact on operating results.  For instance, primarily as a result of digital piracy and illegal downloading, bankruptcies of music wholesalers and retailers and ongoing competition for consumer discretionary spending have resulted in declining physical sales, particularly of the CD format.  While new models for selling recorded music content have begun to emerge, including the legal download of music over the Internet and the distribution of music content on mobile phones, these digital revenues streams have not been sufficient to offset the decline in physical sales that have affected and could continue to affect the operating results of Sony’s music business.  Industry-wide trends such as the deteriorating financial condition of major retailers, the maturation of the DVD format, increasing competition for consumer discretionary spending and leisure time, digital piracy and increased competition for retailer shelf space have contributed to and could continue to contribute to an industry-wide decline in DVD sales both in the U.S. and worldwide which could impact the operating results of Sony’s Pictures segment.

Sony’s music business may be subject to renewed judicial review by the European Court.

In August 2004, Sony combined its recorded music business outside of Japan with the recorded music business of Bertelsmann AG (“Bertelsmann”), forming SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), after receiving antitrust approval from, among others, the European Commission.  On December 3, 2004, Impala, an international association of 2,500 independent recorded music companies, appealed the European Commission’s clearance decision to the EU Court of First Instance (“CFI”).  On July 13, 2006, the CFI annulled the Commission’s decision to allow the merger to go forward, requiring the Commission to re-examine the transaction.  In October 2006, Sony Corporation of America (“SCA”) and Bertelsmann filed an appeal of the CFI’s judgment to the Court of Justice of the European Communities (“ECJ”).  On October 3, 2007, following its re-

examination of the merger, the Commission rendered a second clearance decision reaffirming the conclusion reached in 2004 that the transaction raised no competition concerns.  On June 16, 2008 Impala announced it had filed an appeal of that second clearance decision to the CFI and then SCA filed an application to intervene in that appeal.  On July 10, 2008, the ECJ rendered judgment on the 2006 appeal of SCA and Bertelsmann, setting aside the CFI’s annulment of the original clearance decision and referring the case back to the CFI for further consideration.  On September 26, 2008, the CFI stayed Impala’s 2008 appeal of the second clearance decision pending a final ruling by the CFI on the original clearance decision.  As of October 1, 2008 SONY BMG became a wholly-owned subsidiary of Sony and was renamed Sony Music Entertainment as of January 1, 2009.  On February 10, 2009, Impala informed the CFI that Impala believed that the Commission’s approval of Sony’s acquisition of sole control, which Impala noted was final and not appealable, made their original appeal devoid of purpose.  The Commission subsequently agreed with Impala’s view in this regard.  The CFI is not bound by the parties’ view in this regard and is currently deliberating whether the appeal proceedings as to the original clearance decision should proceed or should be terminated.  In the event the CFI (and upon a further appeal, the ECJ) were to annul both the Commission’s original clearance decision in 2004 and the Commission’s second clearance decision in 2007, and if the Commission subsequently, following a further investigation, reversed the position it had taken in 2004 and 2007, the previously combined company could be forced to unwind the merger in whole or in part.  In such circumstance, Sony might incur significant costs and might not be able to achieve its objectives with respect to its recorded music business.

Sony may not be successful in implementing its hardware, software and content integration strategy.

Sony believes that utilizing broadband networks to facilitate the integration of hardware, software and content is essential for differentiating itself in the marketplace.  Sony also believes that this strategy will eventually lead to consistent revenue streams.  However, this strategy depends on the development (both inside and outside of Sony) of certain network technologies, coordination among Sony’s various business units, and the standardization of technological and interface specifications across business units and within industries.  If Sony is not successful in implementing this strategy, it could adversely affect Sony’s reputation, competitiveness and profitability.

Sony’s online activities are subject to laws and regulations that can increase the costs of operations or limit its activities.

Sony engages in a wide array of online activities, including entertainment network services, financial services, and sales and marketing of electronics products, and is thus subject to a broad range of related laws and regulations including, for example, those relating to such issues as privacy, consumer protection, data retention and data protection, content regulation, defamation, age verification and other online child protections, the installation of “cookies” (software that allows website providers to target online audiences and track their performance metrics) or other software on the end-user’s computer or other devices, pricing, advertising to both children and adults, taxation, copyright and trademark, promotions, and billing.  The application of such laws and regulations created to address online activities, and those passed prior to the popular use of the Internet that may be applied to online activities, varies among jurisdictions, may be unclear or unsettled in many instances, and is subject to change.  Sony could incur substantial costs necessary to comply with these laws and regulations and could incur substantial penalties, other liabilities, or damage to its reputation if it fails to comply with them.  Compliance with these laws and regulations also could cause Sony to change or limit its online activities in a manner that could adversely affect operating results.  In addition, Sony’s failure to anticipate changes to relevant laws and regulations, changes in laws that provide protections that Sony relies on in conducting its online activities, or judicial interpretations narrowing such protections, may subject Sony to greater risk of liability, increase the costs of compliance, or limit Sony’s ability to engage in certain online activities.

Sony’s Financial Services segment operates in highly regulated industries, and new rules, regulations and regulatory initiatives by government authorities could adversely affect the flexibility and profitability of its business operation.

Sony’s Financial Services segment operates in industries subject to comprehensive regulation and supervision, including the Japanese insurance and banking industries.  Future developments or changes in laws, regulations, or policies and their effects are unpredictable and could lead to increased compliance costs or limitations on operations.  For example, Japan’s Financial Services Agency (“FSA”) has recently strengthened its regulatory supervision relating to non-payment of insurance claims.  Compliance with multiple regulatory regimes is challenging and, due to Sony’s common branding strategy, compliance failures in any of its businesses within Sony’s Financial Services segment could have a negative impact on the overall business reputation of the Financial Services segment.  Furthermore, additional compliance costs could have adverse effects on Sony’s operating results.

Declines in the value of equity securities could have a material adverse impact on the financial results of Sony’s Financial Services segment.

In the Financial Services segment, Sony Life Insurance Co., Ltd. (“Sony Life”) holds both convertible bonds and equity securities.  The convertible bonds are required to be marked to market at the end of each accounting period on the income statement under accounting principles generally accepted in the United States of America (“US GAAP”).  Declines in equity prices, such as those due to recent problems in the U.S. residential mortgage market that have resulted in recent large fluctuations in global equity prices, may result in valuation losses on the convertible bonds as well as impairment losses on the equity securities held by Sony Life.  In addition, reductions in gains on the sales of securities or unrealized gains on securities could trigger adverse effects on Sony’s operating results and financial condition.  Declines in the yield of Sony Life’s separate account assets may result in additional policy reserves being recorded and the early amortization of deferred acquisition cost, since US GAAP requires the review of actuarial assumptions used for the valuation of policy reserves concerning minimum death guarantees for variable life insurance and the amortization of deferred acquisition costs.

Changes in interest rates may significantly affect Sony’s Financial Services segment’s financial condition and operating results.

Sony engages in asset liability management (“ALM”) in an effort to manage the investment assets within the Financial Services segment in a manner appropriate to Sony’s liabilities, which arise from the insurance policies Sony underwrites in both its life insurance and non-life insurance businesses and the deposits, borrowings and other liabilities in its banking business.  ALM considers the long-term balance between assets and liabilities in an effort to ensure stable returns.  Any failure to appropriately conduct Sony’s ALM activities, or any significant changes in market conditions beyond what Sony’s ALM could reasonably address, could have a material adverse effect on the financial condition and operating results of its Financial Services segment.  In particular, because Sony Life’s liabilities to policyholders generally have longer durations than its investment assets, lower interest rates tend to reduce yields on Sony Life’s investment portfolio while premiums remain generally unchanged on outstanding policies.  As a result, Sony Life’s profitability and long-term ability to meet policy commitments could be materially and adversely affected.

The investment portfolio within Sony’s Financial Services segment exposes Sony to a number of additional risks other than the risks related to declines in the value of equity securities and changes in interest rates.

In Sony’s Financial Services segment, generating stable investment income is important to its operations, and Sony invests in a variety of asset classes, including Japanese government and corporate bonds, foreign government and corporate bonds, Japanese stocks, loans and real estate.  In addition to risks related to changes in interest rates and the value of equity securities, the Financial Services segment’s investment portfolio exposes Sony to a variety of other risks, including foreign exchange risk, credit risk and real estate investment risk, any or all of which may have an adverse effect on the financial condition and operating results of the Financial Services segment.  For example, mortgage loans account for 98.2 percent of the total loan balance or 33.2 percent of the total assets of Sony Bank Inc. (“Sony Bank”) for the fiscal year ended March 31, 2009.  An increase in non-performing loans, or a decline in the prices of real estate, the collateral for these mortgage loans provided by Sony Bank, could have an adverse effect on the creditworthiness of Sony Bank’s loan portfolio and increase credit-related costs for Sony Bank.

Differences between actual and assumed policy benefits and claims may require Sony’s Financial Services segment to increase policy reserves in the future.

Sony’s life insurance and non-life insurance businesses establish policy reserves for future benefits and claims based on estimates of future payment obligations made by qualified actuaries.  These reserves are calculated based on many assumptions and estimates, including the frequency and timing of the event covered by the policy, the amount of benefits or claims to be paid and the investment returns on the assets these businesses purchase with the premiums received.  These assumptions and estimates are inherently uncertain, and Sony cannot determine with precision the ultimate amounts that Sony will be required to pay for, or the timing of payment of, actual benefits and claims or whether the assets supporting the policy liabilities will grow at the level Sony assumes prior to the payment of benefits or claims.  The frequency and timing of the event covered by the policy and the amount of benefits or claims to be paid are subject to a number of risks and uncertainties, many of which are outside of Sony’s control, including:

•	changes in trends underlying Sony’s assumptions and estimates, such as mortality and morbidity rates;

•	the availability of sufficient reliable data and Sony’s ability to correctly analyze the data;

•	Sony’s selection and application of appropriate pricing and rating techniques; and

•	changes in legal standards, claim settlement practices and medical care expenses.

If the actual experience of Sony’s insurance businesses is less favorable than its assumptions or estimates, its policy reserves may be inadequate.  Any changes in regulatory guidelines or standards with respect to the required level of policy reserves may also require that Sony establishes policy reserves based on more stringent assumptions, estimates or actuarial calculations.  Such events could result in a need to increase provisions for policy reserves, which may have a significant adverse effect on the financial condition and operating results of the Financial Services segment.  Furthermore, actual insurance claims that are higher than the estimated provision for policy reserves due to the occurrence of catastrophic events such as earthquakes or pandemic diseases in Japan could have a significant adverse effect on the financial condition and the result of operations in the Financial Services segment.

Sony’s physical facilities and information systems are subject to damage as a result of catastrophic disasters, outages, malfeasance or similar events.

Sony’s headquarters, some of Sony’s major data centers and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the risk of earthquakes is relatively higher than in other parts of the world.  In addition, Sony’s offices and facilities, including those used for research and development, material procurement, manufacturing, motion picture and television program production, logistics, sales and services are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of any number of unexpected catastrophic events such as natural disasters, pandemic diseases, terrorist attacks, and large-scale power outages.  If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it could disrupt Sony’s operations, delay production, interrupt shipments and postpone the recording of revenue, and result in large expenses to repair or replace these facilities or offices.  Moreover, as network and information systems have become increasingly important to Sony’s operating activities, network and information system shutdowns caused by the above and other unforeseen events such as software or hardware defects, computer viruses and computer hacking pose increasing risks.  Although Sony is developing counter-measures, such events could result in the disruption of Sony’s major business operations, delays in production, shipments and recognition of revenue, and large expenditures necessary to repair or replace such facilities as well as network information systems, which could have a material adverse impact on Sony’s operating results and financial condition.

Sony’s reputation and business could be harmed and Sony could be subject to legal claims if there is loss, disclosure or misappropriation of its customers’ personal information or other breaches of its information security.

Sony makes extensive use of online services and centralized data processing, including through third-party service providers, particularly in the Financial Services segment.  The secure maintenance and transmission of confidential information is a critical element of Sony’s operations.  However, Sony’s customers’ personal information may be lost or disclosed or taken without customers’ consent.  In addition, Sony’s information technology and other systems, or those of service providers or strategic business partners, may be compromised.  If Sony were to lose customers’ personal information or if a malicious third party were to penetrate the network security of Sony, its business partners or service providers and to misappropriate or acquire customers’ personal information, or if there were an advertent or inadvertent loss, disclosure or misappropriation of customers’ personal information by Sony employees, Sony’s reputation could be damaged and Sony could be subject to lawsuits or claims.

Any loss, disclosure or misappropriation of customers’ personal information or other breach of its information security may have a serious impact on Sony’s reputation and could have a significant adverse effect on its businesses and operating results.

Sony is subject to financial and reputational risks due to product quality and liability issues.

Sony products, such as software and electronic devices including semiconductors are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur and as demand increases for digital equipment.  At the same time, product quality and liability issues may present greater risks.  Sony’s efforts to manage the rapid advancements in technologies and increased demand as well as to control product quality may not be successful.  If they are not, Sony may incur expenses in connection with, for example, product recalls, after-sales services and lawsuits, and Sony’s brand image and reputation as a producer of high-quality products may suffer.  These issues are not only relevant to the final Sony products that are sold directly to customers but also to the final products of other companies that are equipped with Sony’s components, such as the semiconductors mentioned above.  An example of these issues is the recording of a 51.2 billion yen provision during the fiscal year ended March 31, 2007 in relation to the recalls by Dell Inc., Apple Inc. and Lenovo, Inc. of notebook computer battery packs that use lithium-ion battery cells manufactured by Sony as well as the subsequent global replacement program initiated by Sony for certain notebook computer battery packs used by Sony and several other notebook computer manufacturers that use lithium-ion battery cells manufactured by Sony.  (Portions of the provisions totaling 15.7 billion yen and 2.3 billion yen were reversed in the fiscal years ended March 31, 2008 and March 31, 2009, respectively, based on the actual results of recalls and replacements as compared to Sony’s original estimates.)

Sony may be adversely affected by its employee benefit obligations.

Sony recognizes the unfunded pension obligation as consisting of the (i) Projected Benefit Obligation (“PBO”) less (ii) the fair value of pension plan assets.  Actuarial gains and losses are included in pension expenses in a systematic manner over employees’ average remaining service periods in a manner consistent with FAS No. 87, “Employers’ Accounting for Pensions,” FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” and the related amendments to those standards.  Any decrease of the pension asset value due to low returns from investments or increases in the PBO due to a lower discount rate, increases in rates of compensation and changes in certain other actuarial assumptions could increase the unfunded pension obligations and could, subject to the provisions of FAS No. 87, result in an increase in pension expenses recorded as cost of sales or as a selling, general and administrative expense.

Most pension assets and liabilities recognized on Sony’s consolidated balance sheets relate to Japanese plans, which are subject to the Japanese Defined Benefit Corporate Pension Plan Act pursuant to which Sony is required to meet certain financial criteria including periodic actuarial revaluation and annual settlement of gains or losses of the plan.  Since the fall of 2008, the fair value of pension plan assets invested in equity securities were negatively affected by the global financial crisis, the global economic downturn and the significant decreases in corporate earnings.  The Japanese plan had invested approximately 30% of its pension plan assets in equity securities.  In the event that the actuarial reserve required by law exceeds the fair value of pension assets and that the fair value of pension assets would not be recovered within a certain moratorium period permitted by laws and/or special legislative decree, Sony may be required to make an additional contribution to the plan, which could reduce cash flows.  Similarly, if Sony is required to make an additional contribution to a foreign plan to meet any funding requirements in accordance with local laws and regulations in each country, Sony’s cash flows might be adversely affected.  If Sony is required to increase cash contributions to its pension plans when actuarial assumptions, such as an expected long-term rate of return of the pension plan assets, are updated for purposes of determining statutory contributions, it might become a negative factor for Sony’s cash flow for a considerable number of years.

Sony may not be able to fully utilize its deferred tax assets and changes in Sony’s tax rates or exposure to additional tax liabilities could adversely affect its earnings and financial position.

Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of Sony’s business, there are many situations where the ultimate tax determination can be uncertain, sometimes for an extended period.  The calculation of Sony’s tax provision and the carrying value of tax assets and liabilities requires significant judgment and the use of estimates.

Sony currently believes that its deferred tax assets, a significant component of which are net operating loss carryforwards, are more likely than not to be realized through sufficient future taxable income coupled with prudent and feasible tax planning strategies.  However, some of these deferred tax assets could expire unused or not be realizable if Sony is unable to implement tax planning strategies or generate taxable income in the future (from operations and/or tax planning strategies) sufficient to utilize them or if Sony enters into transactions that limit its legal ability to use them.  If it becomes more likely than not that Sony’s deferred tax assets will expire unused and are not available to offset future taxable income, or otherwise will not be realizable, Sony will have to recognize a valuation allowance.  This may materially increase Sony’s income tax expense or result in Sony’s forgoing any associated cash tax reduction available in future periods.  Therefore, Sony’s earnings and financial position would be adversely affected in the period or periods in which a valuation allowance is recorded or deferred tax assets expire unused.

A key factor in the evaluation of the deferred tax assets and the valuation allowances is the determination of the uncertain tax positions related to the more likely than not adjustments for Sony’s intercompany transfer pricing.  Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of Sony’s business there are many transactions, including intercompany charges where the ultimate tax determination is uncertain.  Sony is subject to continuous examination of its income tax returns by tax authorities and, as a result, Sony regularly assesses the likelihood of the adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes.  Significant judgment is required in making these assessments, and as additional evidence becomes available in subsequent periods, the ultimate outcomes for Sony’s uncertain tax positions, and, accordingly, its valuation allowance assessments could potentially have an adverse impact on Sony’s future earnings and financial position.

In addition to the above, Sony’s future effective tax rates could be unfavorably affected by changes in both the statutory rates and the mix of earnings in countries with differing statutory rates or by other factors such as changes in tax laws and regulations or their interpretation.

Sony could incur asset impairment charges for goodwill, intangible assets or other long-lived assets.

Sony has a significant amount of goodwill, intangible assets and other long-lived assets, and future financial performance lower than anticipated or changes in estimates and assumptions, which in many cases require significant judgments, could result in impairment charges.  Sony tests goodwill and intangible assets that are determined to have an indefinite life for impairment on a reporting unit basis during the fourth quarter of each fiscal year, and assesses whether factors or indicators, such as unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, become apparent that would require an interim test.  The recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable.  Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows.  If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value.

When determining whether an impairment has occurred or calculating such impairment for goodwill, intangible asset or other long-lived asset, fair value is determined using the present value of estimated net cash flows or comparable market values.  This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables.  Resulting from changes in estimates and/or revised assumptions impacting the present value of estimated net future cash flows, a decrease in the fair value of a reporting unit, intangible assets, or long-lived assets or asset groups could result in an impairment and a non-cash charge would be required.  Any such charge could adversely affect on Sony operating results and financial position.

Sony’s business could suffer as a result of adverse outcomes of current or future litigation and regulatory actions.

Sony faces the risk of litigation and regulatory proceedings in connection with its operations.  Lawsuits, including regulatory actions, may seek recovery of very large indeterminate amounts or limit Sony’s operations, and the possibility that they may arise and their magnitude may remain unknown for substantial periods of time.  A substantial legal liability or adverse regulatory outcome and the substantial cost to defend the litigation or regulatory proceedings could have a material adverse effect on Sony’s business, operating results, financial condition, cash flows and reputation.

Sony may be accused of infringing others’ intellectual property rights and be liable for significant damages.

Sony’s products incorporate a wide variety of technologies.  Claims have been and could be asserted against Sony that such technology infringes the intellectual property owned by others.  Such claims might require Sony to enter into settlement or license agreements, to pay significant damage awards, and/or to face a temporary or permanent injunction prohibiting Sony from marketing or selling certain of its products, which could have a material adverse effect on Sony’s business, operating results, financial condition, and reputation.

Sony is dependent upon certain intellectual property rights of others, and Sony may not be able to continue to obtain necessary licenses.

Many of Sony’s products are designed under the license of patents and other intellectual property rights owned by third parties.  Based upon past experience and industry practice, Sony believes that it will be able to obtain or renew licenses relating to various intellectual properties useful in its business that it needs in the future; however, such licenses may not be available at all or on acceptable terms, and Sony may need to redesign or discontinue marketing or selling such products as a result.

Increased reliance on external business partners may increase financial, reputational and other risks to Sony.

With the increasing necessity of pursuing quick business development and high operating efficiency with limited managerial resources, Sony increasingly procures from third-party suppliers components (including LCD panels for televisions) and technologies (such as operating systems for PCs).  Reliance on third-party suppliers increases the chance that Sony will be unable to prevent products from incorporating defective or inferior third-party technology or components.  Products with such defects can adversely affect Sony’s operating results and its reputation for quality products.  Sony has also become more reliant upon the services of third-party original equipment and design manufacturers in the Electronics and Game segments.  In addition, Sony consigns to external business partners extensive activities including procurement, logistics, sales and other services.  Reliance on external business partners may also expose Sony to the effects of insufficient compliance with applicable regulations or infringement of third-party intellectual property rights by external business partners as well as certain risks, such as accidents, natural disasters, or bankruptcies under a deteriorating business environment, to which external business partners might be exposed.

Sony is subject to environmental and occupational health and safety regulations that can increase the costs of operations or limit its activities.

Sony is subject to a broad range of environmental and occupational health and safety laws and regulations, including laws and regulations relating to air pollution, water pollution, the management, elimination or reduction of the use of hazardous substances, decreases in the level of standby power of certain products, waste management, recycling of products, batteries and packaging materials, site remediation and worker and consumer health and safety.  These regulations or the application of these regulations could become more stringent or additional regulations could be adopted in the future, which could cause Sony to incur additional compliance costs or limit Sony’s activities.  Further, a failure to comply with applicable environmental or health and safety laws could result in fines, penalties, legal judgments or other costs or remediation obligations.  Such a finding of noncompliance could also injure Sony’s reputation.  Such events could adversely affect Sony’s financial performance.

Sony monitors and evaluates new environmental and health and safety requirements that may affect its operations.  For example, Sony has established an internal risk management system in response to two directives enacted by the EU: The Restriction of Hazardous Substances Directive (“RoHS”) and the Waste Electrical and Electronic Equipment Directive (“WEEE”).  Similar regulations are being formulated in other parts of the world, including China.  Sony may incur substantial costs in complying with other similar programs that might be enacted outside Europe in the future.  Furthermore, Sony has been developing a risk management system to comply with the EU’s Registration, Evaluation, Authorization and Restriction of Chemicals program (“REACH”).  Going forward, Sony will continue to evaluate the potential impact of these regulations, including whether REACH could directly or indirectly increase its costs or restrict Sony’s activities, which could have an adverse impact on Sony’s operating results and financial condition.

In addition, Sony sees issues related to climate change as a potential risk if Sony does not respond or undertake environmental activities appropriately.  Sony recognizes that climate change issues could possibly lead to an increase in or additional costs due to new regulations or governmental policies including carbon disclosure, green house gas emission reduction, carbon taxes and energy efficiency for electronics products.  A regulation for cargo owners to exert efforts to rationally control energy consumption and CO2 emission from their logistics has already been introduced in Japan, and other countries may introduce similar regulations in the near future.  In addition, in the event that Sony is unable to respond appropriately to consumers’ growing concern for climate change issues, there is a risk that Sony’s reputation could be harmed and that consumers may choose to purchase products from other companies.

American Depositary Shareholders have fewer rights than shareholders and may not be able to enforce judgments based on U.S. securities laws.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining Sony’s accounting books and records, and exercising appraisal rights are available only to shareholders of record.  Because the depositary, through its custodian agents, is the record holder of the shares underlying the American Depositary Shares (“ADSs”), only the depositary can exercise those rights in connection with the deposited shares.  The depositary will make efforts to vote the shares underlying ADSs in accordance with the instructions of ADS holders and will pay the dividends and distributions collected from Sony.  However, ADS holders will not be able to bring a derivative action, examine Sony’s accounting books and records, or exercise appraisal rights through the depositary.

Sony Corporation is incorporated in Japan with limited liability.  A majority of Sony’s directors and corporate executive officers are non U.S. residents, and a substantial portion of the assets of Sony Corporation and the assets of Sony’s directors and corporate executive officers are located outside the U.S.  As a result, it may be more difficult for investors to enforce against Sony Corporation or such persons mentioned above judgments obtained in U.S. courts predicated upon civil liability provisions of the federal and state securities laws of the U.S. or similar judgments obtained in other courts outside Japan.  There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the U.S.

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

In March 1968, Sony Corporation established CBS/Sony Records Inc. in Japan, currently Sony Music Entertainment (Japan) Inc. (“SMEJ”), as a 50-50 joint venture company between Sony Corporation and CBS Inc. in the U.S. In January 1988, SMEJ became a wholly-owned subsidiary of Sony Corporation.  In November 1991, SMEJ was listed on the Second Section of the TSE.

In September 1970, Sony Corporation was listed on the New York Stock Exchange (the “NYSE”).

In August 1979, Sony Corporation established Sony Prudential Life Insurance Co., Ltd. in Japan, currently Sony Life Insurance Co., Ltd. (“Sony Life”), as a 50-50 joint venture company between Sony Corporation and The Prudential Insurance Company of America.  In March 1996, Sony Life became a wholly-owned subsidiary of Sony Corporation, and in April 2004, with the establishment of Sony Financial Holdings Inc. (“SFH”), Sony Life became a wholly-owned subsidiary of SFH.

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

In November 1993, Sony established Sony Computer Entertainment Inc. (“SCEI”) in Japan.

In January 2000, acquisition transactions by way of exchanges of stock were completed such that SMEJ, Sony Chemicals Corporation (currently Sony Chemical & Information Device Corporation), and Sony Precision Technology Inc. (currently Sony Manufacturing Systems Corporation) became wholly-owned subsidiaries of Sony Corporation.

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

In October 2001, Sony Ericsson Mobile Communications AB, a 50-50 joint venture company between Sony Corporation and Telefonaktiebolaget LM Ericsson of Sweden, was established.

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

In April 2004, S-LCD Corporation, a joint venture between Sony Corporation and Samsung Electronics Co., Ltd. of Korea, for the manufacture of amorphous thin film transistor (“TFT”) LCD panels, was established in Korea.

In August 2004, Sony combined its worldwide recorded music business, excluding its recorded music business in Japan, with the worldwide recorded music business of Bertelsmann AG (“Bertelsmann”), forming the 50-50 joint venture, SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”).

In October 2007, SFH was listed on the First Section of the TSE in conjunction with the global initial public offering of shares of SFH by Sony Corporation and SFH.

In October 2008, Sony acquired Bertelsmann’s 50 percent equity interest in SONY BMG.  As a result of the acquisition, SONY BMG became a wholly-owned subsidiary of Sony.  In January 2009, SONY BMG changed its name to Sony Music Entertainment (“SME”).

Sony Corporation’s registered office is located at 7-1, Konan 1-chome, Minato-ku, Tokyo 108-0075, Japan, telephone +81-3-6748-2111.

The agent in the U.S. for purposes of this Item 4 is Sony Corporation of America, 550 Madison Avenue, New York, NY 10022 (Attn: Office of the General Counsel).

Principal Capital Investments

In the fiscal years ended March 31, 2007, 2008 and 2009, Sony’s capital expenditures (additions to fixed assets on the balance sheets) were 414.1 billion yen, 335.7 billion yen and 332.1 billion yen, respectively.  Sony’s capital expenditures are expected to be 250 billion yen during the fiscal year ending March 31, 2010.  For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects.”  Sony invested approximately 80 billion yen in the semiconductor business during the fiscal year ended March 31, 2009.  Sony plans to invest approximately 35 billion yen in the semiconductor business in the fiscal year ending March 31, 2010.  The funding requirements of such various capital expenditures are expected to be financed by cash provided by operating and financing activities or cash and cash equivalents.  Refer to “Property, Plant and Equipment” below for a geographic distribution of these investments.

Business Overview

Sony plans to change its business segment classification to reflect the Company’s reorganization as of April 1, 2009.  Sony expects to report its operating results in line with new business segments from the first quarter of the fiscal year ending March 31, 2010.  Please note that the following section is based on the business segment classification that applies to the fiscal year ended March 31, 2009.

Products and Services

The following table sets forth Sony’s sales and operating revenue by reportable segments.  Figures in parentheses indicate the percentage contribution of each segment to total sales and operating revenue.

	Fiscal Year Ended March 31
	2007		2008		2009
	(Yen in millions)

Electronics	5,443,336	(65.6)	5,931,708	(67.0)	5,032,920	(65.1)
Game	974,218	(11.7)	1,219,004	(13.7)	984,855	(12.7)
Pictures	966,260	(11.7)	855,482	(9.6)	717,513	(9.3)
Financial Services	624,282	(7.5)	553,216	(6.2)	523,307	(6.8)
All Other	287,599	(3.5)	312,004	(3.5)	471,398	(6.1)

Sales and operating revenue	8,295,695	(100.0)	8,871,414	(100.0)	7,729,933	(100.0)

Electronics

The following table sets forth Sony’s Electronics segment sales and operating revenue by product categories.  Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal Year Ended March 31
	2007		2008		2009
	(Yen in millions)

Audio	522,879	(9.6)	558,624	(9.4)	453,976	(9.0)
Video	1,143,120	(21.0)	1,279,225	(21.6)	1,042,014	(20.7)
Televisions	1,226,971	(22.5)	1,367,078	(23.0)	1,275,810	(25.3)
Information and Communications	954,163	(17.5)	1,103,212	(18.6)	942,517	(18.7)
Semiconductors	219,546	(4.0)	237,870	(4.0)	205,062	(4.1)
Components	835,490	(15.4)	833,334	(14.1)	662,453	(13.2)
Other	541,167	(10.0)	552,365	(9.3)	451,088	(9.0)

Electronics Total	5,443,336	(100.0)	5,931,708	(100.0)	5,032,920	(100.0)

Commencing April 1, 2008, Sony has partially realigned its product category configuration in the Electronics segment.  Accordingly, results for all prior fiscal years have been reclassified to conform to the current presentation.

In the Electronics segment, Sony is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments and devices for consumer and professional markets.  Sony’s principal manufacturing facilities are located in Japan, Malaysia, China, the U.S., Singapore, Spain and Mexico, and its products are marketed by sales subsidiaries and unaffiliated local distributors and sold through direct sales via the Internet throughout the world.  In addition to internationalizing its production operations, Sony is conducting research and development activities outside Japan to bring these operations into closer proximity to local communities and markets.

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

Other:

“Other” includes sales to outside customers, such as sales of CD, DVD, Blu-ray Disc manufacturing and physical distribution businesses, mobile phones produced for wireless customers by Sony EMCS Corporation (“Sony EMCS”), and products and services that are not included in the above categories.

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

Pictures

Global operations in the Pictures segment encompass motion picture production and distribution; television production and distribution; digital content creation and distribution; worldwide channel investments; home entertainment acquisition and distribution; operation of studio facilities; development of new entertainment products, services and technologies; and distribution of filmed entertainment in more than 130 countries.

SPE’s motion picture arm, the Columbia TriStar Motion Picture Group, includes SPE’s principal motion picture production organizations, Columbia Pictures, TriStar Pictures, Screen Gems, Sony Pictures Classics, and the International Motion Picture Production Group.

Sony Pictures Television (“SPT”) develops and produces television programming for broadcast, cable and first-run syndication, including scripted series, unscripted “reality” or “light entertainment,” daytime serials, games shows, animated series, made for television movies and miniseries and other programming.  SPT also produces content for the Internet and mobile devices and operates Crackle, a premium video website.  Internationally, SPT produces local language programming in key markets around the world, some of which are co-produced with local partners, and sells SPE-owned formats in approximately 70 countries.  SPT also owns and operates a global channel network with 114 channel feeds, which are available in more than 130 countries worldwide.

Sony Pictures Home Entertainment produces and distributes SPE’s home entertainment products (DVD and Blu-ray Disc) and, together with Sony Pictures Worldwide Acquisitions Group, acquires or licenses third party product for distribution in the home entertainment market as well as other distribution windows.  Sony Pictures Digital Production operates Sony Pictures Imageworks, a digital effects studio, and Sony Pictures Animation, a developer and producer of computer graphic animated films.  SPE also manages a studio facility, Sony Pictures Studios, which includes post production facilities, at SPE’s world headquarters in Culver City, California.

Financial Services

In the Financial Services segment, on April 1, 2004 Sony established a wholly-owned subsidiary, SFH, a holding company for Sony Life, Sony Assurance and Sony Bank, with the aim of integrating various financial services including insurance and savings and loans, and offering individual customers high value-added products and high-quality services.  On October 11, 2007, in conjunction with the global initial public offering of shares of SFH, the shares of SFH were listed for trading on the First Section of the TSE.  Following this global offering, SFH remains a consolidated subsidiary with Sony Corporation as the majority shareholder.

Sony conducts insurance and banking operations primarily through Sony Life, a Japanese life insurance company, Sony Assurance, a Japanese non-life insurance company, and Sony Bank, a Japanese Internet-based bank, which are all wholly-owned by SFH.  Aside from SFH, Sony is also engaged in a leasing and credit financing business in Japan through Sony Finance International Inc., a wholly-owned subsidiary of Sony Corporation.

All Other

On October 1, 2008, Sony acquired Bertelsmann’s 50 percent equity interest in SONY BMG, for cash consideration of 900 million U.S. dollars and transaction costs of 19 million U.S. dollars.  SONY BMG was a 50-50 joint venture between Sony and Bertelsmann created in August 2004.  Prior to this acquisition, Sony’s 50 percent equity interest was accounted for under the equity method of accounting.  As a result of the acquisition, SONY BMG became a wholly-owned subsidiary of Sony.  The results of SONY BMG were consolidated by Sony within All Other beginning October 1, 2008.  SONY BMG changed its name to SME on January 1, 2009.

All Other is mainly comprised of SME, a global entertainment company, excluding Japan, engaged primarily in the development, production and distribution of recorded music in all commercial formats and genres; SMEJ, a Japanese domestic recorded music business that produces recorded music and music videos through contacts with many artists in all music genres; a U.S. based music publishing business that owns and acquires rights to musical compositions, exploiting and marketing these compositions and receiving royalties or fees for their use; So-net, an Internet-related service business subsidiary operating mainly in Japan; and an advertising agency business in Japan.

Sales and Distribution

The following table shows Sony’s sales in each of its major markets for the periods indicated.  Figures in parentheses indicate the percentage contribution of each region to total worldwide sales and operating revenue.

	Fiscal Year Ended March 31
	2007		2008		2009
	(Yen in millions)

Japan	2,127,841	(25.6)	2,056,374	(23.2)	1,873,219	(24.2)
United States	2,232,453	(26.9)	2,221,862	(25.1)	1,827,812	(23.6)
Europe	2,037,658	(24.6)	2,328,233	(26.2)	1,987,692	(25.7)
Other Areas	1,897,743	(22.9)	2,264,945	(25.5)	2,041,270	(26.5)

Sales and operating revenue	8,295,695	(100.0)	8,871,414	(100.0)	7,729,993	(100.0)

Electronics

Sony’s electronics products and services are marketed throughout the world under the trademark “Sony,” which has been registered in approximately 200 countries and territories.

In most cases, sales of Sony’s electronics products are made to sales subsidiaries of Sony Corporation located in or responsible for sales in the countries and territories where Sony’s products and services are marketed.  These subsidiaries then sell those products to unaffiliated local distributors and dealers or through direct sales via the Internet.  In some regions, sales of certain products and services are made directly to local distributors by Sony Corporation.

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

Europe:

In Europe, Sony’s electronics products and services are marketed through sales subsidiaries including Sony United Kingdom Limited, Sony France S.A., Sony Deutschland G.m.b.H., ZAO Sony Electronics in Russia, and Sony Espana S.A.

Other Areas:

In overseas areas other than the U.S. and Europe, Sony’s electronics products and services are marketed through sales subsidiaries including Sony (China) Limited, Sony Corporation of Hong Kong Limited, Sony Gulf FZE in the United Arab Emirates, Sony Taiwan Limited, and Sony of Canada Limited.

Game

SCEI, SCEA, SCEE and subsidiaries in Asia, market and distribute PS2, PSP and PS3 entertainment hardware and related software.

Sales in the Game segment are dependent on the timing of the introduction of attractive software and a significant portion of overall demand is weighted towards the year-end holiday season.

Pictures

SPE, with global operations in more than 130 countries, generally retains all rights relating to the worldwide distribution of its internally produced motion pictures, including rights for theatrical exhibition, home entertainment distribution, pay and free television exhibition and other markets.  SPE also acquires distribution rights to motion pictures produced by other companies and jointly produces films with other studios or production companies.  These rights may be limited to particular geographic regions, specific forms of media or periods of time.  SPE uses its own distribution service business, Sony Pictures Releasing, for the U.S. theatrical release of its films and for the theatrical release of films acquired from and produced by others.

Outside the U.S., SPE generally distributes and markets its films through one of its Sony Pictures Releasing International subsidiaries.  In certain countries, however, SPE has joint distribution arrangements with other studios or arrangements with independent local distributors.

SPE’s theatrical release strategy focuses on offering a diverse slate of films with a mix of genres, talent and budgets.  For the fiscal year ending March 31, 2010, 43 films are currently slated for release by SPE, including ten films under the Columbia banner, nine films under the Screen Gems or TriStar banner, one Sony Pictures Animation film and 23 Sony Pictures Classics releases.  SPE has a motion picture library of more than 3,500 feature films, including 12 that have won the Best Picture Academy Award®.  Currently, SPE is converting this library (including acquired product) to a digital format and approximately 2,700 titles have been converted.

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

The worldwide television distribution of SPE’s motion pictures and television programming (and programming acquired or licensed from others) is handled through SPT.  SPE’s library of television programming and motion pictures is licensed to affiliated and independent stations and broadcasters in the U.S. and to affiliated and independent international television stations and other broadcasters throughout the world.  SPE’s global channel network generates advertising and subscription revenues.

Financial Services

Sony Life conducts its life insurance business primarily in Japan.  Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner® sales employees and Partner independent sales agents.  Sony Life provides tailor-made life insurance products that are optimized for each customer.  As of March 31, 2009, Sony

Life employed 3,891 Lifeplanner® sales employees.  As of the same date, Sony Life maintained an extensive service network including 82 Lifeplanner® retail offices, 27 regional sales offices, and 2,112 sales agents in Japan.  Sony Life also has one representative office in Beijing, which opened in October 2008, for the purpose of researching the financial and life insurance market in China.  In addition, Sony Life’s life insurance business also includes sales in the Philippines through Sony Life’s wholly-owned subsidiary, Sony Life Insurance (Philippines) Corporation.  As part of its plan to expand its sales of individual annuity products, Sony Life has entered into an agreement with AEGON N.V. for the establishment of a new Japanese joint venture company.  The new joint venture company is expected to commence operations in the fiscal year ending March 31, 2010, subject to regulatory approval.

Sony Assurance has conducted a non-life insurance business in Japan since October 1999.  Sony Assurance’s core business is providing automobile insurance products and medical and cancer insurance products to individual customers, primarily through direct marketing via the Internet and the telephone.  The direct marketing business model employed by Sony Assurance enables it to improve operating efficiency and lower the costs of marketing and maintaining its insurance policies, creating savings which it passes on to policyholders in the form of competitively-priced premiums.

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

All Other

SME and SMEJ produce, market, and distribute CDs, DVDs, and pre-recorded audio and video software.  SME and its affiliates conduct business in countries other than Japan under “Columbia/Epic Label Group,” “RCA/Jive Label Group” and other labels.  SMEJ conducts business in Japan under “Sony Records,” “Epic Records,” “Ki/oon Records,” “SMEJ Associated Records,” “Defstar Records,” and other labels.

Sony owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business through a joint venture with a third-party investor in countries other than Japan primarily under the Sony/ATV Music Publishing name.

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

When raw materials, parts and components become scarce, the cost of production rises.  For example, the market price of copper has the potential to proportionately affect the cost of parts that utilize copper, such as printed circuit boards and power cables.  The price of cobalt, which is used in applications involving lithium-ion batteries as well as a range of recording media, may also fluctuate and impact the cost of those items.  The price of resin may impact the cost of plastic parts.  With respect to parts and components, LCD panels and memory devices, which are used in multiple applications, can influence Sony’s business performance when the cost of such parts and components fluctuates substantially.

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

The Game segment is in a historically volatile and highly dynamic industry, and SCE’s competitive position is affected by changing technology and product introductions, product pricing, limited platform life cycles, popularity of software titles, seasonality, consumer spending and other economic trends.  To be successful in the game industry, it is important to win customer acceptance of SCE’s platforms.

In the Pictures segment, SPE faces intense competition from all forms of entertainment and other leisure activities to attract the attention of audiences worldwide.  SPE competes with other major motion picture studios and, to a lesser extent, with independent production companies.  SPE must compete to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products.  In motion picture production and distribution, SPE faces competition to obtain exhibition and distribution outlets and optimal release dates for its products.  Competition in television production and distribution is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast networks, cable and other outlets both in the U.S. and internationally.  Furthermore, broadcast networks in the U.S. continue to produce their own shows internally.  This competitive environment may result in fewer opportunities to produce shows for U.S. networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings.  SPE’s global channel network competes for viewers with broadcast networks, cable and other forms of entertainment.  The growth in the number of networks has increased the competition for advertising and subscription revenues, acquisition of programming, and distribution by cable, satellite and other distribution systems.

In the Financial Services segment, Sony faces strong competition in the financial services markets in Japan.  In recent years, the regulatory barriers between the life insurance and non-life insurance industries as well as among the insurance, banking and securities industries have been relaxed, resulting in new competitive pressures.

Sony Life competes not only with traditional insurance companies in Japan but also with other companies including Japan’s largest financial services providers that either have their own insurance subsidiaries or enter into cooperative arrangements with major insurance companies, foreign-owned life insurance companies and a number of Japanese cooperative associations.

Sony Assurance competes against insurers that sell their policies through sales agents as well as insurers that, like Sony Assurance, primarily sell their policies through direct marketing via the telephone and the Internet.  Competition in Japan’s non-life insurance industry has intensified in recent years, in part due to a number of new market entrants, including foreign-owned insurers.

Some of the competitors in the life insurance and non-life insurance businesses have advantages over Sony including:

•	greater financial resources and financial strength ratings;

•	greater brand awareness;

•	more extensive marketing and sales networks, including through tie-ups with other types of financial institutions;

•	more competitive pricing;

•	larger customer bases; and

•	a wider range of products and services.

Sony Bank has focused on providing retail asset management and lending services for individuals, and faces significant competition in Japan’s retail financial services market.  Sony Bank competes with Japan’s traditional banking institutions, regional banks, trust banks, non-bank companies, and Japan’s full-service and online brokerage firms.  In addition, Sony Bank may also compete with Japan Post Bank Co., Ltd.

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

Within All Other, success at SME and SMEJ is dependent to a large extent upon the artistic and creative abilities of employees and outside talent and is subject to the vagaries of public taste.  SME’s and SMEJ’s future competitive positions depend on their continuing ability to attract and develop artists who can achieve a high degree of public acceptance.  So-net faces competition in Japan from many existing large companies, as well as from new entrants to the market.  Telecommunications companies that possess a large Internet-ready infrastructure and other entrants that compete solely on the basis of price have created a market in which competitive price reductions are the norm.  Rapid technological advancement has created many new opportunities but it has also increased the rate at which new and more efficient services must be brought to market to earn customer approval.  Customer price elasticity is high, and users are able to change Internet service providers with increasing ease.  The penetration of mobile Internet services provided by telecommunications companies may also provide a substitute to the home-centric Internet service provided by So-net.

Government Regulations

Sony’s business activities are subject to various governmental regulations in the different countries in which it operates, including regulations relating to various business/investment approvals, trade affairs including customs, import and export control, competition and antitrust, anti-bribery, advertising and promotion, intellectual property, broadcasting, consumer and business taxation, foreign exchange controls, personal information protection, product safety, labor, occupational health, and environmental and recycling requirements.

In Japan, Sony’s insurance businesses are subject to the Insurance Business Act and approvals and oversight from the Financial Services Agency (“FSA”).  The Insurance Business Act specifies the types of businesses insurance companies may engage in, imposes limits on the types and amounts of investments that can be made and requires insurance companies to maintain specified reserves and a minimum solvency margin ratio.  Particularly, life insurance companies must maintain a premium reserve (other than unearned premiums), an unearned premium reserve, a reserve for refunds with respect to certain insurance contracts of life insurance companies specified in such regulations, and a contingency reserve in amounts no lower than the amounts of the “standard policy reserve” for which the method of provision was set forth by the regulatory guidelines.  Non-life insurance companies are also similarly required to provide a policy reserve.  The primary purpose of the Insurance Business Act and related regulations is to protect policyholders, not shareholders.  Sony Bank is also subject to regulation by the FSA under the Banking Act of Japan, including the requirement that it maintain a minimum capital adequacy ratio in accordance with capital adequacy guidelines adopted by the FSA based on the Basel II agreement.  The FSA has broad regulatory powers over insurance and banking businesses in Japan, including the authority to grant or revoke operating licenses and to request information and conduct onsite inspections of books and records.  In addition, Sony’s telecommunication businesses in Japan are subject to approvals and oversight from the Ministry of Internal Affairs and Communications, under its Telecommunication Business Act and other regulations related to the Internet businesses and communication methods in Japan.

Also refer to “Risk Factors” in “Item 3. Key Information.”

Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

	Country of	(As of March 31, 2009)
Name of company	incorporation	Percentage owned

Sony EMCS Corporation	Japan	100.0
Sony Semiconductor Kyushu Corporation	Japan	100.0
Sony Marketing (Japan) Inc.	Japan	100.0
Sony Computer Entertainment Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc	Japan	100.0
Sony Financial Holdings Inc.	Japan	60.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Americas Holding Inc.	U.S.A.	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony DADC Austria A.G.	Austria	100.0
Sony Computer Entertainment America Inc.	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Sony Europe G.m.b.H	Germany	100.0
Sony United Kingdom Ltd.	U.K.	100.0
Sony Computer Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Electronics Asia Pacific Pte. Ltd.	Singapore	100.0
Sony Music Entertainment	U.S.A.	100.0

Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world.  Most of the buildings in, and land on, which they are located, are owned by Sony, free from significant encumbrances.

The following table sets forth information as of March 31, 2009 with respect to plants used for the production of products mainly for the Electronics segment with floor space of more than 500,000 square feet:

	Approximate
Location	floor space	Principal products produced
	(square feet)

In Japan:

Nagasaki (Sony Semiconductor Kyushu Corporation — Nagasaki TEC)	2,266,000	CMOS image sensors and other semiconductors

Kumamoto (Sony Semiconductor Kyushu Corporation — Kumamoto TEC)	2,115,000	CCDs, CMOS image sensors, LCDs and other semiconductors

Kagoshima (Sony Semiconductor Kyushu Corporation — Kagoshima TEC)	1,787,000	CCDs, CMOS image sensors, LCDs and other semiconductors

Higashiura, Aichi (Sony Mobile Display Corporation)	1,281,000	LCDs

Kohda, Aichi (Sony EMCS Corporation — Kohda TEC)	940,000	Video cameras, compact digital cameras and Memory Sticks

Inazawa, Aichi (Sony EMCS Corporation — Inazawa TEC)	864,000	LCD televisions and organic light-emitting diode televisions

Kanuma, Tochigi (Sony Chemicals & Information Device Corporation — Kanuma Plant)	791,000	Magnetic tapes, adhesives and electronic components

Tochigi, Tochigi (Sony Energy Devices Corporation — Tochigi Plant)	609,000	Magneto-optical disc and batteries

Koriyama, Fukushima (Sony Energy Devices Corporation — Koriyama Plant)	587,000	Batteries

Kosai, Shizuoka (Sony EMCS Corporation — Kosai TEC)	568,000	Broadcast- and professional-use video equipment

Minokamo, Gifu (Sony EMCS Corporation — Minokamo TEC)	544,000	Video cameras, compact digital cameras, digital SLR cameras, mobile phones and video conference systems

Kisarazu, Chiba (Sony EMCS Corporation — Kisarazu TEC)	539,000	Blu-ray Disc players/recorders, audio equipment and video conference systems

	Approximate
Location	floor space	Principal products produced
	(square feet)

Overseas:

Huizhou, China (Sony Precision Devices (Huizhou) Co., Ltd.)	1,386,000	Optical pickups and LCDs

Wuxi, China (Sony Electronics (Wuxi) Co., Ltd., Sony Digital Products (Wuxi) Co., Ltd. and Sony (China) Ltd.)	1,363,000	Batteries and compact digital cameras

Terre Haute, Indiana, U.S.A. (Sony DADC US Inc.)	1,229,000	Blu-ray Disc-ROMs, CDs, DVDs and UMDs (Universal Media Disc)

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	988,000	Optical disc drives, batteries and audio equipment

Tijuana, Mexico (Sony Baja California — Tijuana Factory)	946,000	LCD televisions, TV components and audio equipment

Dothan, Alabama, U.S.A. (Sony Dothan Alabama)	809,000	Magnetic tapes

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	797,000	LCD televisions, TV components, Blu-ray Disc players and DVD-players/recorders

Tuas, Singapore (Sony Electronics (Singapore) Pte. Ltd.	776,000	Batteries

Guangzhou, China (Sony Electronics Huanan Co., Ltd.)	707,000	Optical pickups

Nitra, Slovakia (Sony Slovakia s.r.o)	665,000	LCD televisions and TV components

Viladecavallas, Spain (Sony Espana, S.A.)	578,000	LCD televisions and TV components

Bangkadi, Thailand (Sony Device Technology (Thailand) Co. — Bangkadi Technology Centre)	501,000	CCDs, CMOS image sensors and other semiconductors

In addition to the above facilities, Sony has a number of other plants for electronic products throughout the world.  Sony owns research and development facilities, and employee housing and recreation facilities, as well as Sony Corporation’s headquarters main building, with a total floor space of approximately 1,753,000 square feet, in Tokyo, Japan, where administrative functions and product development activities are carried out.  SCEI leases its corporate headquarters buildings located in Tokyo, where administrative functions, product development, and software development are carried out.  SCEA and SCEE lease their offices in the U.S. and Europe, respectively.

SPE’s corporate offices and motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates a studio facility, Sony Pictures Studios, with aggregate floor space of approximately 1,373,000 square feet.  SPE also leases office space and motion picture and television support facilities from affiliates of Sony Corporation and other third parties in various worldwide locations.  SPE’s film and videotape storage operations are located in various leased locations in the U.S. and Europe.

SME’s corporate offices are headquartered in New York, NY where it leases office space from Sony Corporation of America (“SCA”).  SME also leases office space from third parties in various locations worldwide.

Most of SMEJ’s offices, including leased premises, are located in Tokyo, Japan.

In December 2008, SCA renewed its option under a lease with a variable interest entity, which is consolidated by Sony, for its corporate headquarters.  Sony has the option to purchase the building at any time during the lease term, which expires in December 2015.  The aggregate floor space of this building is approximately 723,000 square feet.

During the fiscal year ended March 31, 2009, Sony ceased or announced plans to cease manufacturing at a total of eight manufacturing sites, four in Japan and four outside of Japan.  In Japan, Sony plans to cease manufacturing at Sony EMCS Ichinomiya TEC in June 2009 and at Sony EMCS Omigawa TEC, Sony EMCS Hamamatsu TEC and Sony EMCS Senmaya TEC in December 2009.  Outside of Japan, manufacturing ceased at Sony Technology Center — Pittsburgh in February 2009, and at Sony France S.A. — Dax Technology Center in April 2009.  Sony also announced plans to cease manufacturing at Sony Baja California Mexicali in September 2009 and at Sony Chemicals Indonesia in September 2009, with plans to transfer its operations to PT Venturindo Jaya Batam.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

OPERATING RESULTS

Operating Results for the Fiscal Year Ended March 31, 2009 compared with the Fiscal Year Ended
March 31, 2008

Overview

Effective from the fiscal year ended March 31, 2009, Sony revised the presentation of its financial information to ensure that it is consistent with the way management views its consolidated operations.  Since Sony considers Sony Ericsson Mobile Communications AB (“Sony Ericsson”) and S-LCD Corporation (“S-LCD”) to be integral to Sony’s operations, Sony determined that the most appropriate method to report equity in net income (loss) of all affiliated companies was as a component of operating income (loss).  The equity earnings from Sony Ericsson and S-LCD are recorded within operating income (loss) of the Electronics segment.  In connection with this reclassification, consolidated operating income (loss), operating income (loss) of each segment and consolidated income (loss) before income taxes and minority interest for all prior periods have been reclassified to conform with the current year presentation.  Through September 30, 2008, Sony also reported the equity results for SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) within All Other.  As a result of Sony’s acquisition of Bertelsmann AG’s (“Bertelsmann”) 50 percent interest in SONY BMG on October 1, 2008, effective from that date, Sony consolidated the results of SONY BMG as a wholly-owned subsidiary within All Other.  SONY BMG changed its name to Sony Music Entertainment (“SME”) on January 1, 2009.

Sony’s sales and operating revenue (“sales”) for the fiscal year ended March 31, 2009 decreased 12.9 percent compared with the previous fiscal year.  During the fiscal year ended March 31, 2009, the average value of the yen was 99.5 yen against the U.S. dollar and 142.0 yen against the euro, which was 13.8 percent and 12.7 percent higher against the U.S. dollar and the euro, respectively, compared with the average rates for the previous fiscal year.  Electronics segment sales decreased 17.0 percent compared to the prior fiscal year mainly due to the negative impact of the appreciation of the yen, deterioration in the business environment brought on by the slowing global economy and intensification of price competition.  In the Game segment, sales decreased 18.0 percent compared to the prior fiscal year primarily due to the impact of the appreciation of the yen, and a decrease in unit sales of PlayStation®2 (“PS2”).  In the Pictures segment, sales decreased 16.4 percent compared to the previous fiscal year primarily due to unfavorable exchange rates and lower home entertainment sales.  The prior fiscal year’s revenue also benefited from the sale of a bankruptcy claim against KirchMedia GmbH & Co. KGaA (“KirchMedia”).  In the Financial Services segment, although revenue from insurance premiums at Sony Life Insurance Co., Ltd. (“Sony

Life”) increased, the segment revenue decreased 7.4 percent compared to the previous fiscal year, due to the impact of a significant decline in the Japanese stock market.

An operating loss of 227.8 billion yen was recorded, a deterioration of 703.1 billion yen compared to the previous fiscal year.  In the Electronics segment, an operating loss was recorded mainly due to the negative impact from the appreciation of the yen, deterioration in equity in net income (loss) for Sony Ericsson, the higher cost of sales ratio due to intensified price competition and a decrease in sales due to deterioration in the business environment.  In the Game segment, the operating loss decreased as a result of PLAYSTATION®3 (“PS3”) hardware cost reductions and increased sales of PS3 software.  In the Pictures segment, operating income decreased primarily due to the lower home entertainment sales and the absence of the prior fiscal year’s sale of the bankruptcy claim against KirchMedia.  In the Financial Services segment, an operating loss was recorded mainly due to deterioration in profitability at Sony Life resulting from a significant decline in the Japanese stock market.  In addition, operating income for the prior fiscal year included a gain on the sale of a portion of the site of Sony’s former headquarters of 60.7 billion yen which was recorded in “Corporate,” the recording of a 15.6 billion yen gain relating to the sale of a portion of Sony’s semiconductor manufacturing operations in Nagasaki, Japan, including machinery and equipment, which was recorded in the Electronics segment, and a gain on the sale of the urban entertainment complex “The Sony Center am Potsdamer Platz” in Berlin, Germany, of 10.0 billion yen, which was recorded in All Other.

Restructuring

In the fiscal year ended March 31, 2009, Sony incurred 75.4 billion yen of restructuring charges, mainly within the Electronics segment, compared with 47.3 billion yen in the prior fiscal year.  Of the overall total of 75.4 billion yen, 56.4 billion yen was for personnel-related restructuring costs.  For the fiscal year ending March 31, 2010, Sony anticipates recording restructuring charges of 110 billion yen.

In the Electronics segment, restructuring charges were 61.9 billion yen compared to 45.6 billion yen in the previous fiscal year.  Restructuring efforts undertaken in the current year included headcount reduction programs, initiatives to advance rationalization of manufacturing operations, shifting and aggregating manufacturing to lower-cost countries and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs).  As part of its restructuring efforts, Sony ceased production in February 2009 at Sony Technology Center — Pittsburgh, United States (where LCD televisions were manufactured), and in April 2009 at Sony France S.A. — Dax Technology Center (where tape and other recording media were manufactured).  Furthermore, in addition to the factories mentioned above, Sony announced plans to cease or shift production at four sites in Japan and two sites outside of Japan by the end of December 2009.

As part of the above restructuring measures, Sony has undergone several headcount reduction programs to further reduce operating costs within its Electronics segment.  As a result of these programs, Sony recorded restructuring charges totaling 44.5 billion yen for the fiscal year ended March 31, 2009, and these charges were included in selling, general and administrative expenses in the consolidated statements of income.  The remaining liability balance as of March 31, 2009 was 42.4 billion yen and will be paid throughout the fiscal year ending March 31, 2010.

Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites and the consolidation of headquarters and administrative functions.

For more detailed information about restructuring, please refer to Note 18 of the notes to the consolidated financial statements.

Operating Performance

	Fiscal Year Ended
	March 31
	2008	2009	Percent change
	(Yen in billions)

Sales and operating revenue	8,871.4	7,730.0	–12.9%
Equity in net income (loss) of affiliated companies	100.8	(25.1)	—
Operating income (loss)	475.3	(227.8)	—
Income (loss) before income taxes and minority interest	567.1	(175.0)	—
Net income (loss)	369.4	(98.9)	—

Sales

Sales for the fiscal year ended March 31, 2009 decreased by 1,141.4 billion yen, or 12.9 percent, to 7,730.0 billion yen compared with the previous fiscal year.  A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

“Sales” in the analysis of the ratio of cost of sales to sales and the ratio of selling, general and administrative expenses to sales, refers only to the “net sales” and “other operating revenue” portions of consolidated sales and operating revenue (which excludes financial service revenue).  This is because “Financial Service expenses” are recorded separately from cost of sales and selling, general and administrative expenses in the consolidated financial statements.  The calculations of all ratios below that pertain to business segments include intersegment transactions.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the fiscal year ended March 31, 2009 decreased by 629.5 billion yen, or 10.0 percent, to 5,660.5 billion yen compared with the previous fiscal year, and increased from 75.6 percent to 78.5 percent as a percentage of sales.  The cost of sales ratio increased from 77.9 percent to 83.5 percent in the Electronics segment, decreased from 93.9 percent to 87.7 percent in the Game segment, and increased from 58.6 percent to 58.8 percent in the Pictures segment compared with the prior fiscal year.

In the Electronics segment, there was deterioration in the cost of sales ratio for several products, in particular LCD televisions, PCs and compact digital cameras.  The cost of sales ratio in the Game segment improved as a result of PS3 hardware cost reductions and increased sales of PS3 software.

Research and development costs (all research and development costs are included within cost of sales) for the fiscal year ended March 31, 2009 decreased by 23.3 billion yen to 497.3 billion yen compared with the previous fiscal year.  The ratio of research and development costs to sales was 6.9 percent compared to 6.3 percent in the previous fiscal year.

Selling, general and administrative expenses for the fiscal year ended March 31, 2009 decreased by 28.4 billion yen, or 1.7 percent, to 1,686.0 billion yen compared with the previous fiscal year.  The overall ratio of selling, general and administrative expenses to sales increased from 20.6 percent in the previous fiscal year to 23.4 percent, 16.2 percent to 18.6 percent in the Electronics segment, from 15.8 percent to 17.8 percent in the Games segment and from 35.1 percent to 38.1 percent in the Pictures segment.

Personnel-related costs in selling, general and administrative expenses increased by 32.5 billion yen compared with the previous fiscal year mainly due to an increase in restructuring charges within the Electronics segment.  Overall advertising and publicity expenses for the fiscal year decreased by 32.3 billion yen compared with the previous fiscal year due to the impact of the appreciation of the yen and a decrease in advertising and publicity expenses mainly in the Game segment.

Loss on sale, disposal or impairment of assets, net was 38.3 billion yen, compared with a 37.8 billion yen gain on sale, disposal or impairment of assets, net in the previous fiscal year.  This loss was primarily the result of impairment charges including long-lived asset impairments mainly as a result of downsizing and withdrawal from certain businesses in the Electronics segment as well as goodwill impairment charges in All Other.  The gain recorded in the previous fiscal year was primarily from a gain on the sale of a portion of the site of Sony’s former headquarters of 60.7 billion yen and a gain on the sale of “The Sony Center am Potsdamer Platz” in Berlin of 10.0 billion yen.

Results of Affiliated Companies Accounted for under the Equity Method

Equity in net loss of affiliated companies was 25.1 billion yen, a deterioration of 125.9 billion yen compared to the prior fiscal year.  Sony recorded equity in net loss for Sony Ericsson of 30.3 billion yen, compared to equity in net income of 79.5 billion yen in the previous fiscal year, primarily as a result of a less favorable product mix and price pressure, a decrease in unit shipments due to the global economic slowdown, as well as the recording of restructuring charges.  Equity in net income for S-LCD, a joint-venture with Samsung Electronics Co., Ltd. (“Samsung”), decreased 0.5 billion yen compared with the prior fiscal year to 6.9 billion yen.

Sony also recorded equity in net loss of 6.0 billion yen for SONY BMG, as opposed to equity in net income of 10.0 billion yen in the prior fiscal year.

Operating Income (Loss)

Operating loss for the fiscal year ended March 31, 2009 was 227.8 billion yen, compared with a profit of 475.3 billion yen in the previous fiscal year.  The Electronics segment, the Game segment and the Financial Services segment contributed to the operating loss.  For a further breakdown of operating income (loss) for each segment, please refer to “Operating Performance by Business Segment” below.

Other Income and Expenses

For the fiscal year ended March 31, 2009, other income decreased by 50.6 billion yen, or 33.9 percent, to 98.8 billion yen, while other expenses decreased by 11.6 billion yen, or 20.2 percent, to 46.0 billion yen compared with the previous fiscal year.  The net amount of other income and other expenses was net other income of 52.8 billion yen, a decrease of 39.0 billion yen compared with the previous fiscal year.

The gain on change in interest in subsidiaries and equity investees decreased by 80.2 billion yen, or 97.7 percent compared to the previous fiscal year, to 1.9 billion yen.  This decrease is due to the recording of a gain of 81.0 billion yen for the change in interest in subsidiaries and equity investees as a result of the global initial public offering of shares of Sony Financial Holdings Inc. (“SFH”) in connection with the listing of shares on the First Section of the Tokyo Stock Exchange (“TSE”) in the previous fiscal year.

Interest and dividends in other income of 22.3 billion yen was recorded in the fiscal year ended March 31, 2009, a decrease of 12.0 billion yen, or 34.9 percent compared with the previous fiscal year.  For the fiscal year ended March 31, 2009, interest expense totaling 24.4 billion yen was recorded, an increase of 1.4 billion yen, or 6.3 percent compared with the previous fiscal year.

In addition, net foreign exchange income of 48.6 billion yen was recorded in the fiscal year ended March 31, 2009, an increase of 43.0 billion yen as compared to the previous fiscal year.  Net foreign exchange income was recorded due to the value of the yen, during the first through third quarter of the fiscal year ended March 31, 2009, appreciating against other currencies from the time that Sony entered into foreign exchange forward contracts and foreign currency option contracts.

These contracts were entered into by Sony to mitigate the foreign exchange fluctuation risk to cash flows that arises from settlements of foreign currency denominated accounts receivable and accounts payable, as well as foreign currency denominated transactions between consolidated subsidiaries.

Income (Loss) before Income Taxes and Minority Interest

A loss before income taxes and minority interest of 175.0 billion yen was recorded, compared to income of 567.1 billion yen in the previous fiscal year primarily as a result of deterioration in operating profitability and a decrease in the gain on the change in interest in subsidiaries and equity investees mentioned above.

Income Taxes

Sony recorded an income tax benefit amounting to 72.7 billion yen resulting in an effective tax rate of 41.6 percent.  This is mainly due to a loss before income taxes and minority interest during the current fiscal year and the partial reversal of certain deferred tax liabilities amounting to 55.5 billion yen for undistributed earnings of foreign subsidiaries and affiliates, due to a change in the tax regulations in Japan to treat 95 percent of the dividends from overseas subsidiaries as non-taxable income, partially offset by the impact of the inclusion of equity in net loss of affiliated companies into net loss before income taxes and minority interest, the reversal of certain deferred tax assets for foreign tax credits at Sony Corporation and an increase in valuation allowances recorded on deferred tax assets for net operating loss carryforwards at certain subsidiaries.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

In the fiscal year ended March 31, 2009, minority interest in loss of consolidated subsidiaries of 3.3 billion yen was recorded, a 2.5 billion yen decrease as compared to the previous fiscal year.  Minority interest in loss was recorded in the current fiscal year mainly due to the loss recorded at Sony Life.  The operating results of SFH in the fiscal year ended March 31, 2009 were negatively impacted mainly by the increase in net valuation losses from convertible bonds and an impairment loss on equity securities at Sony Life.

Net Income (Loss)

Net loss for the fiscal year ended March 31, 2009 was 98.9 billion yen, compared with net income of 369.4 billion yen in the previous fiscal year.

Basic net loss per share was 98.59 yen compared with net income per share of 368.33 yen in the previous fiscal year, and diluted net loss per share was 98.59 yen compared with diluted net income per share of 351.10 yen in the previous fiscal year.  Refer to Note 22 of the notes to the consolidated financial statements.

Operating Performance by Business Segment

The following discussion is based on segment information.  Sales and operating revenue in each business segment include intersegment transactions.  Refer to Note 26 of the notes to the consolidated financial statements.

Business Segment Information

	Fiscal Year Ended March 31
	2008	2009	Percent change
	(Yen in billions)

Sales and operating revenue
Electronics	6,613.8	5,488.0	−17.0%
Game	1,284.2	1,053.1	−18.0
Pictures	857.9	717.5	−16.4
Financial Services	581.1	538.2	−7.4
All Other	382.2	539.6	+41.2
Elimination	(847.9)	(606.4)	—

Consolidated	8,871.4	7,730.0	−12.9

	Fiscal Year Ended
	March 31
	2008	2009	Percent change
	(Yen in billions)

Operating income (loss)
Electronics	441.8	(168.1)	—%
Game	(124.5)	(58.5)	—
Pictures	58.5	29.9	−48.9
Financial Services	22.6	(31.2)	—
All Other	60.8	30.4	−50.1

Sub-Total	459.2	(197.4)	—
Elimination and unallocated corporate expenses/gains	16.1	(30.3)	—

Consolidated	475.3	(227.8)	—

Electronics

Sales and operating revenue for the fiscal year ended March 31, 2009 decreased 1,125.9 billion yen, or 17.0 percent, to 5,488.0 billion yen compared with the previous fiscal year.  An operating loss of 168.1 billion yen was recorded for the fiscal year ended March 31, 2009, compared to income of 441.8 billion yen for the prior fiscal year.  Sales to outside customers decreased 15.2 percent compared with the prior fiscal year.  Regarding sales to outside customers by geographical area, sales decreased by 14 percent in Japan, 20 percent in the U.S., 17 percent in Europe, and 11 percent in non-Japan Asia and other geographic areas (“Other Areas”).

In Japan, sales of products such as Blu-ray Disctm recorders increased while sales of products such as CCDs and CMOS image sensors, PCs, a contactless integrated circuit card business and home-use video cameras decreased.  In the U.S., sales of products such as Blu-ray Disc players increased while sales of products such as compact digital cameras, PCs and LCD rear-projection televisions, a business from which Sony has already withdrawn, decreased.  In Europe, sales of products such as digital single-lens reflex (“SLR”) cameras increased while sales of home-use video cameras, PCs, compact digital cameras, DVD recorders and recording media decreased.  In Other Areas, sales of LCD televisions increased while sales of cathode ray tube (“CRT”) televisions (a business from which Sony has already withdrawn), home-use video cameras, compact digital cameras and home audio decreased.

Performance by Product Category

Sales and operating revenue by product category discussed below represent sales to outside customers, which do not include intersegment transactions.  Refer to Note 26 of the notes to the consolidated financial statements.

“Audio” sales decreased by 104.6 billion yen, or 18.7 percent, to 454.0 billion yen.  Sales of products, including home audio, car audio, portable audio and personal navigation systems, decreased.  Despite an increase in worldwide unit shipments of flash memory digital audio players by approximately 1.2 million units to approximately 7.0 million units, revenue decreased due to the impact of price declines and the appreciation of the yen.

“Video” sales decreased by 237.2 billion yen, or 18.5 percent, to 1,042.0 billion yen.  Sales of Blu-ray Disc players and recorders increased due to a significant worldwide increase in unit shipments.  Sales of digital SLR cameras increased significantly due to several factors including an expansion of the product line-up.  On the other hand, sales of home-use video cameras, compact digital cameras and DVD recorders decreased, with worldwide unit shipments of home-use video cameras decreasing by approximately 1.5 million units to 6.2 million units, compact digital cameras decreasing by approximately 1.5 million units to 22.0 million units and DVD recorders decreasing by approximately 500,000 units to approximately 1.2 million units.  Moreover, despite worldwide unit shipments of DVD players increasing by approximately 1.2 million units to approximately 9.7 million units, sales decreased due to the impact of price declines and the appreciation of the yen.

“Televisions” sales decreased by 91.3 billion yen, or 6.7 percent, to 1,275.8 billion yen.  Worldwide LCD television unit shipments increased by approximately 4.6 million units to approximately 15.2 million units, but, due to the impact of price declines and the appreciation of the yen, sales increased only slightly.  Overall, “televisions” category sales decreased as sales of LCD rear-projection and CRT televisions, businesses from which Sony has already withdrawn, were contained in the previous fiscal year.

“Information and Communications” sales decreased by 160.7 billion yen, or 14.6 percent, to 942.5 billion yen.  Although worldwide PC unit shipments increased by approximately 600,000 units to approximately 5.8 million units, sales decreased due to price declines and the appreciation of the yen.  Sales of broadcast- and professional-use products decreased as a result of several factors including a decrease in the sales of high-definition related products.

“Semiconductors” sales decreased by 32.8 billion yen, or 13.8 percent, to 205.1 billion yen.  This decrease was primarily due to lower sales of CCDs and CMOS image sensors and system large-scale integration (“LSI”).

“Components” sales decreased by 170.9 billion yen, or 20.5 percent, to 662.5 billion yen, as sales of products such as recording media, Memory Sticks, optical pickups, low-temperature poli-silicon TFT LCD panels for mobile products, optical disc drives and lithium-ion batteries decreased.

“Other” sales decreased by 101.3 billion yen, or 18.3 percent, to 451.1 billion yen, as sales of mobile phones produced for wireless customers and sales of disc manufacturing decreased.

In the Electronics segment, cost of sales for the fiscal year ended March 31, 2009 decreased by 573.1 billion yen, or 11.1 percent, to 4,581.5 billion yen.  The cost of sales ratio deteriorated by 5.6 percentage points to 83.5 percent compared to 77.9 percent in the previous fiscal year.  While the cost of sales ratio of such products as Blu-ray Disc players improved, the cost of sales ratio of products such as LCD televisions, PCs and compact digital cameras deteriorated.  Restructuring charges recorded in cost of sales amounted to 6.4 billion yen, a decrease of 13.1 billion yen compared with the 19.5 billion yen recorded in the previous fiscal year.  This change was due to the recording of significant charges for impairment losses and depreciation on LCD rear-projection televisions in the fiscal year ended March 31, 2008.  Research and development costs decreased 14.9 billion yen, or 3.4 percent, from 438.7 billion yen in the previous fiscal year to 423.9 billion yen.

Selling, general and administrative expenses decreased by 53.0 billion yen, or 4.9 percent, to 1,019.2 billion yen compared with the previous fiscal year.  The ratio of selling, general and administrative expenses to sales deteriorated 2.4 percentage points from the 16.2 percent recorded in the previous fiscal year to 18.6 percent.  Restructuring charges recorded in selling, general and administrative expenses in the Electronics segment increased by 37.3 billion yen from 12.6 billion yen in the previous fiscal year to 49.9 billion yen, which was one of the main reasons for the above mentioned deterioration.  Restructuring charges for both the current and prior fiscal years are mainly attributed to headcount reductions primarily through the early retirement program.  Additionally, a portion of the provision of the 51.2 billion yen charges recorded in the fiscal year ended March 31, 2007 related to notebook computer battery pack recalls and the subsequent global replacement program totaling 2.3 billion yen was reversed in the fiscal year ended March 31, 2009, compared to 15.7 billion yen reversed in the previous fiscal year, which also contributed to the deterioration in the ratio of selling, general and administrative expenses to sales.  An additional provision was recorded during the previous fiscal year for free repair expenses relating to Sony products and the products of other companies containing Sony-made charged coupled devices (“CCDs”), but there was no such provision recorded in the fiscal year ended March 31, 2009.  Loss on sale, disposal or impairment of assets, net recorded in selling, general and administrative expenses decreased 2.2 billion yen to 28.9 billion yen compared with the previous fiscal year.

Operating profitability of the Electronics segment deteriorated significantly primarily due to the negative impact of the appreciation of the yen, a deterioration in equity in net income (loss) for Sony Ericsson, the higher cost of sales ratio due to intensified price competition, a decrease in sales due to deterioration in the business environment and an increase in restructuring charges included in selling, general and administrative expenses.  Regarding profit performance by product, profitability of products such as compact digital cameras, PCs, LCD televisions and home-use video cameras deteriorated significantly.

Manufacturing by Geographic Area

Slightly lower than 50 percent of the Electronics segment’s total annual production during the fiscal year ended March 31, 2009 took place in Japan, including the production of compact digital cameras, home-use video cameras, LCD televisions, PCs, semiconductors and components including batteries and Memory Sticks.  Approximately 60 percent of the annual production in Japan was destined for other regions.  China accounted for slightly more than 15 percent of total annual production, approximately 70 percent of which was destined for other regions.  Asia, excluding Japan and China, accounted for slightly more than 10 percent of total annual production, with approximately 50 percent destined for the U.S., Europe, Japan and China.  The Americas and Europe together accounted for the remaining balance of approximately 25 percent of total annual production, most of which was destined for local sale.

Game

Sales for the fiscal year ended March 31, 2009 decreased by 231.1 billion yen, or 18.0 percent, to 1,053.1 billion yen compared with the previous fiscal year.  Operating loss decreased by 66.1 billion yen to 58.5 billion yen for the fiscal year ended March 31, 2009.

Overall hardware sales decreased compared with the previous fiscal year, mainly due to the impact of the appreciation of the yen against the U.S. dollar and the euro, as well as a decrease in unit sales of PS2.  Despite an increase in PS3 software sales, overall software sales decreased as a result of the impact of the appreciation of the yen against the U.S. dollar and the euro, as well as a decrease in PS2 software sales.

Total worldwide unit sales of hardware and software for the fiscal year ended March 31, 2009 were as follows:

Worldwide hardware unit sales (increase/decrease compared to the prior fiscal year):

à PS2:	7.91 million units (a decrease of 5.75 million units)
à PSP:	14.11 million units (an increase of 0.30 million units)
à PS3:	10.06 million units (an increase of 0.94 million units)

Worldwide software unit sales (increase/decrease compared to the prior fiscal year):*

à PS2:	83.5. million units (a decrease of 70.5 million units)
à PSP:	50.3 million units (a decrease of 5.2 million units)
à PS3:	103.7 million units (an increase of 45.8 million units)

* Including those both from Sony and third parties under Sony licenses.

The operating loss decreased significantly compared with the previous fiscal year.  The decrease in the operating loss in the current fiscal year was due to an improvement in the operating performance of the PS3 business as a result of hardware cost reductions and increased software sales despite the impact of the decrease in sales in the PS2 business.

Pictures

Sales for the fiscal year ended March 31, 2009 decreased by 140.4 billion yen, or 16.4 percent, to 717.5 billion yen compared to the previous fiscal year.  Operating income decreased by 28.6 billion yen, or 48.9 percent, to 29.9 billion yen and the operating margin decreased from 6.8 percent to 4.2 percent.  The results in the Pictures segment consist of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based subsidiary.

On a U.S. dollar basis, sales for the current fiscal year in the Pictures segment decreased by approximately 360.7 million U.S. dollars (approximately 5 percent) and operating income decreased by approximately 234.0 million U.S. dollars (approximately 43 percent).  Motion pictures revenues decreased primarily due to lower home entertainment revenues of new release and catalog product.  This decrease was due to an accelerated contraction in the market, brought on principally by the global economic downturn, as well as fewer films being sold into the home entertainment market in the current fiscal year.  The decrease in motion picture sales was partially offset by higher theatrical revenues driven by the current year’s successful film slate, which included Hancock, Quantum of Solace and Paul Blart: Mall Cop.  Total home entertainment revenues decreased by approximately 500 million U.S. dollars while theatrical revenues increased by approximately 266 million U.S. dollars.  The prior year’s revenues for the Pictures segment also benefited from the sale of a bankruptcy claim against KirchMedia, a former licensee of film and television product.  Television revenues increased by approximately 101 million U.S. dollars due to increased advertising revenue from several international channels.

Operating income for the segment decreased primarily due to the lower home entertainment sales and the absence of the prior fiscal year’s sale of the bankruptcy claim against KirchMedia.  Operating income from motion picture product decreased by approximately 139 million U.S. dollars, reflecting the negative impact of the lower home entertainment sales.  Operating income from television product increased by approximately 70 million U.S. dollars reflecting the benefit of the higher advertising revenues noted above as well as higher equity income, partially due to the gain recorded by an equity affiliate from the sale of a European cable television channel.  Current year results were also negatively impacted by 53 million U.S. dollars of restructuring charges.

As of March 31, 2009, unrecognized license fee revenue at SPE was approximately 1.2 billion U.S. dollars.  SPE expects to record this amount in the future having entered into contracts with television broadcasters to provide those broadcasters with completed motion picture and television products.  The license fee revenue will be recognized in the fiscal year in which the product is made available for broadcast.

Financial Services

Note that the revenue and operating income (loss) at Sony Life, Sony Assurance Inc. (“Sony Assurance”) and Sony Bank Inc. (“Sony Bank”) discussed below on the basis of generally accepted accounting principles in the U.S. (“U.S. GAAP”) differ from the results that Sony Life, Sony Assurance and Sony Bank disclose on a Japanese statutory basis.

Financial Services segment revenue for the fiscal year ended March 31, 2009 decreased by 42.9 billion yen, or 7.4 percent, to 538.2 billion yen compared with the previous fiscal year.  An operating loss of 31.2 billion yen was recorded compared to operating income of 22.6 billion yen in the previous fiscal year.

At Sony Life, revenue was 430.5 billion yen, a 33.5 billion yen or a 7.2 percent decrease compared to the previous fiscal year.  Revenue decreased compared to the prior fiscal year due to an increase of net valuation losses from convertible bonds and an increase of impairment losses on equity securities in the general account and an increase of net losses from investments in the separate account, due to a decline in the Japanese stock market during the fiscal year ended March 31, 2009, that was larger than the decline in the previous fiscal year.  Partially offsetting these unfavorable items was an increase in revenue from insurance premiums, reflecting a higher policy amount in force.  The operating loss at Sony Life was 29.8 billion yen, compared to operating income of 11.5 billion yen in the previous fiscal year.  This deterioration of profitability was mainly due to increased net valuation losses from convertible bonds, an impairment loss on equity securities in the general account and the additional recording of policy reserves for variable life insurance products in the separate account, as a result of the significant decline in the Japanese stock market.  This increase in losses more than offset the contribution from increased revenue from insurance premiums at Sony Life.

At Sony Assurance, revenue increased due to higher insurance revenue brought about by an expansion in automobile insurance policy amount in force.  Operating income increased mainly due to an increase in revenue and an improvement in the net loss ratio.

At Sony Bank, revenue decreased as a result of factors including deterioration in foreign exchange gains or losses on foreign-currency denominated customer deposits, and lower returns on investments.  Operating income decreased significantly mainly due to a decrease in revenue and an increase in operating expenses.

At Sony Finance International, Inc. (“Sony Finance”), revenue decreased overall due to lower revenue from the leasing business, reflecting the decline in capital expenditures in the weakening economy.  The operating loss increased due to the recording of restructuring charges including impairment losses and an early retirement program.

Information of Operations Separating Out the Financial Services Segment (Unaudited)

The following charts show Sony’s unaudited information of operations for the Financial Services segment alone and for all segments excluding the Financial Services segment.  These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and all other segments excluding the Financial Services segment are eliminated in the consolidated figures shown below.

	Fiscal Year Ended March 31
Financial Services segment	2008	2009
	(Yen in millions)

Financial service revenue	581,121	538,206
Financial service expenses	558,488	567,567
Equity in net income (loss) of affiliated companies	—	(1,796)

Operating income (loss)	22,633	(31,157)
Other income (expenses), net	(383)	28

Income (loss) before income taxes and minority interest	22,250	(31,129)
Income taxes and other	11,908	(6,922)

Net income (loss)	10,342	(24,207)

	Fiscal Year Ended March 31
Sony without the Financial Services segment	2008	2009
	(Yen in millions)

Net sales and operating revenue	8,324,828	7,212,492
Costs and expenses	7,974,630	7,387,236
Equity in net income (loss) of affiliated companies	100,817	(23,313)

Operating income (loss)	451,015	(198,057)
Other income (expenses), net	100,479	58,254

Income (loss) before income taxes and minority interest	551,494	(139,803)
Income taxes and other	194,190	(61,219)

Net income (loss)	357,304	(78,584)

	Fiscal Year Ended March 31
Consolidated	2008	2009
	(Yen in millions)

Financial service revenue	553,216	523,307
Net sales and operating revenue	8,318,198	7,206,686

	8,871,414	7,729,993
Costs and expenses	8,496,932	7,932,667
Equity in net income (loss) of affiliated companies	100,817	(25,109)

Operating income (loss)	475,299	(227,783)
Other income (expenses), net	91,835	52,828

Income (loss) before income taxes and minority interest	567,134	(174,955)
Income taxes and other	197,699	(76,017)

Net income (loss)	369,435	(98,938)

All Other

During the fiscal year ended March 31, 2009, sales within All Other were comprised mainly of sales from SONY BMG, which was consolidated by Sony on October 1, 2008 as a wholly-owned subsidiary and renamed Sony Music Entertainment (“SME”) on January 1, 2009 Sony Music Entertainment (Japan) Inc. (“SMEJ”), a Japanese domestic recorded music business; Sony’s U.S.- based music publishing business; So-net Entertainment Corporation (“So-net”), an Internet-related service business subsidiary operating mainly in Japan and an advertising agency business in Japan.  Trademark royalty income from Sony Ericsson is also included in sales and operating income of All Other.

Sales for the fiscal year ended March 31, 2009 increased by 157.4 billion yen, or 41.2 percent, to 539.6 billion yen, compared with the previous fiscal year.  Of total sales, 87 percent were sales to outside customers.

The increase in sales is mainly due to the consolidation of SME on October 1, 2008.  During the six-month period ended March 31, 2009, sales at SME were 169.3 billion yen.  On a pro forma basis, this represents a 16 percent decrease on a U.S. dollar basis compared with the same six months of the previous fiscal year when sales of SME were not consolidated.  Revenues were negatively impacted by unfavorable exchange rates and the accelerated decline of the worldwide physical music market resulting from the global economic slowdown.  Best selling albums that contributed to sales during the six months ended March 31, 2009 included AC/DC’s Black Ice, Beyoncé’s I AM... SASHA FIERCE, P!nk’s Funhouse and Britney Spears’ Circus.

Excluding the impact of the consolidation of SME, sales of All Other decreased compared to the previous fiscal year.  This decrease was mainly due to lower sales at SMEJ in the current fiscal year and the absence of the receipt of a settlement payment related to copyright infringement claims in the prior fiscal year.  This was partially offset by higher fee revenue from broadband connection services at So-net.

Sales at SMEJ decreased compared to the prior fiscal year mainly due to a decrease in album sales resulting from a continuing decline in the physical music market.  SMEJ’s best-selling albums during the current fiscal year included I LOVED YESTERDAY by YUI, My song Your song by ikimono-gakari and VOICE by Mika Nakashima.

In terms of profit performance, operating income for All Other decreased by 30.4 billion yen, or 50.1 percent from the previous fiscal year, to 30.4 billion yen.  This decrease was mainly due to the absence of the 10.0 billion yen gain on the sale of “The Sony Center am Potsdamer Platz” in Berlin and the receipt of the settlement payment related to copyright infringement claims, both recorded in the prior fiscal year.

Regarding SME, the current fiscal year includes equity in net loss of 6.0 billion yen and operating income for the six-month period ended March 31, 2009 of 13.7 billion yen, which totaled 7.7 billion yen for the full year.  This compared to the prior year’s results, which included 10.0 billion yen of equity in net income for Sony’s then

50 percent share of SME.  On a pro forma basis, this 13.7 billion yen operating income for the six-month period ended March 31, 2009 represents a 30 percent decrease compared to the operating income for the comparable period of the prior fiscal year when its results were not consolidated.  This decrease was due to lower sales, higher restructuring charges and unfavorable exchange rates.

Operating income at SMEJ decreased approximately 10 percent, compared with the previous fiscal year, mainly due to a decrease in album sales.

Foreign Exchange Fluctuations and Risk Hedging

During the fiscal year ended March 31, 2009, the average value of the yen was 99.5 yen against the U.S. dollar, and 142.0 yen against the euro, which was 13.8 percent and 12.7 percent higher against the U.S. dollar and the euro, respectively, compared with the average of the previous fiscal year.

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

Sony Global Treasury Services Plc (“SGTS”) in London provides integrated treasury services for Sony Corporation, its subsidiaries, and affiliated companies.  Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS for hedging their exposures.  Sony Corporation and most of its subsidiaries utilize SGTS for this purpose.  The concentration of foreign exchange exposures at SGTS means that, in effect, SGTS hedges most of the net foreign exchange exposure of Sony Corporation, its subsidiaries and affiliated companies.  SGTS in turn enters into foreign exchange transactions with creditworthy third-party financial institutions.  Most of these transactions are entered into against projected exposures before the actual export and import transactions take place.  In general, SGTS hedges the projected exposures on average three months before the actual transactions take place.  However, in certain cases SGTS partially hedges the projected exposures one month before the actual transactions take place when business requirements such as shorter production-sales cycles for certain products arise.  Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes.  Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment.  In the Financial Services segment, Sony uses derivatives for Asset Liability Management (“ALM”) and trading.

To minimize the adverse effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segment, Sony seeks, when appropriate, to localize material and parts procurement, design, and manufacturing operations in areas outside of Japan.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings.  Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses.  The notional amount and the net fair value of all the foreign exchange derivative contracts as of March 31, 2009 were 1,951.0 billion yen and a liability of 4.5 billion yen, respectively.

Operating Results for the Fiscal Year Ended March 31, 2008 compared with the Fiscal Year Ended
March 31, 2007

Overview

Sony’s sales for the fiscal year ended March 31, 2008 increased 6.9 percent compared with the previous fiscal year.  Sales within the Electronics segment and the Game segment increased while sales for the Pictures segment and revenue for the Financial Services segment decreased.  In the Electronics segment, while there was a decline in sales of such products as LCD rear-projection televisions, sales to outside customers increased 9.0 percent compared with the previous fiscal year mainly due to an increase in sales of LCD televisions, PCs and compact digital cameras.  Sales within the Game segment increased 26.3 percent compared to the previous fiscal year primarily as a result of a significant increase in sales of PS3.  In the Pictures segment, sales decreased 11.2 percent compared to the previous fiscal year as motion picture sales decreased primarily due to fewer films being released during the fiscal year ended March 31, 2008.  Revenues decreased 10.5 percent within the Financial Services segment primarily due to net losses from investments in the separate account and the deterioration in net valuation gains from convertible bonds in the general account reflecting a significant decline in the Japanese stock market partially offset by an increase in insurance premium revenue at Sony Life.

Operating income increased 216.0 percent compared with the previous fiscal year.  Operating income within the Electronics segment increased 75.8 percent mainly as a result of an increase in sales and the positive impact from the depreciation of the yen against the euro.  In the previous fiscal year, a 51.2 billion yen provision was recorded for charges related to recalls by certain notebook computer makers and the subsequent global replacement program by Sony and certain notebook computer makers involving battery packs containing Sony-manufactured battery cells.  A portion of the provision totaling 15.7 billion yen was reversed in the fiscal year ended March 31, 2008 based on the actual results of recalls and replacements as compared to original estimates.  In the Game segment, operating losses decreased by 107.8 billion yen to 124.5 billion yen primarily due to a decrease in the operating losses of the PS3 business as a result of successful PS3 hardware cost reductions and increased sales of PS3 software.  In the Pictures segment, operating income increased 119.1 percent compared with the previous fiscal year primarily due to the strong performance of prior year films in the home entertainment and television markets as well as the benefit from the sale of a bankruptcy claim against KirchMedia, a former licensee of film and television product, while the prior year was negatively impacted by losses recognized on Sony’s equity interest in Metro-Goldwyn-Mayer Inc. (“MGM”).  As of March 31, 2007, Sony no longer had any book basis in MGM and, accordingly, no additional losses were recorded during the fiscal year ended March 31, 2008.  In the Financial Services segment, operating income decreased 73.1 percent as compared to the previous fiscal year as a result of deterioration in net valuation gains from convertible bonds and an impairment loss on equity securities in the general account of Sony Life reflecting a significant decline in the Japanese stock market.

Operating income in the fiscal year ended March 31, 2008 included one-time gains primarily from a gain on the sale of a portion of the site of Sony’s former headquarters of 60.7 billion yen which was recorded in “Corporate,” a 15.6 billion yen gain which was recorded in the operating income of the Electronics segment relating to the sale of a portion of Sony’s semiconductor operations in Nagasaki, Japan, including machinery and equipment, and a 10.0 billion yen gain on the sale of “The Sony Center am Potsdamer Platz” in Berlin which was recorded in the operating income of All Other.  Operating income in the previous fiscal year included a gain on the sale of a portion of the site of Sony’s former headquarters of 21.7 billion yen, of which 2.6 billion yen was recorded within All Other and the remaining amount was recorded in “Corporate.”

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

Sony made the decision to exit the LCD rear-projection television business in the fiscal year ended March 31, 2008 due to the shrinking market for these products.  In association with this action, Sony recorded 19.7 billion yen of restructuring charges consisting mainly of inventory write downs.  Of this amount, 11.9 billion yen was recorded in cost of sales and 6.7 billion yen was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.  This phase of the restructuring program was completed in the fiscal year ended March 31, 2008, and the remaining liability balance as of March 31, 2008 was 1.6 billion yen, which was paid during the fiscal year ended March 31, 2009.

In addition to the restructuring efforts described above, Sony has undergone several headcount reduction programs to further reduce operating costs within its Electronics segment.  As a result of these programs, Sony recorded restructuring charges totaling 11.0 billion yen for the fiscal year ended March 31, 2008, and these charges were included in selling, general and administrative expenses in the consolidated statements of income.  The remaining liability balance as of March 31, 2008 was 9.4 billion yen and was paid throughout the fiscal year ended March 31, 2009.

Operating Performance

	Fiscal Year Ended
	March 31
	2007	2008	Percent change
	(Yen in billions)

Sales and operating revenue	8,295.7	8,871.4	+6.9%
Equity in net income of affiliated companies	78.7	100.8	+28.2
Operating income	150.4	475.3	+216.0
Income before income taxes and minority interest	180.7	567.1	+213.9
Net income	126.3	369.4	+192.4

Sales

Sales for the fiscal year ended March 31, 2008 increased by 575.7 billion yen, or 6.9 percent, to 8,871.4 billion yen compared with the previous fiscal year.  A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

“Sales” in the analysis of the ratio of cost of sales, including research and development costs, and selling, general and administrative expenses to sales refers only to the “net sales” and “other operating revenue” portions of consolidated sales and operating revenue, and excludes financial service revenue.  This is because financial service expenses are recorded separately from cost of sales and selling, general and administrative expenses.  The calculations of all ratios below that pertain to business segments include intersegment transactions.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the fiscal year ended March 31, 2008 increased by 400.4 billion yen, or 6.8 percent, to 6,290.0 billion yen compared with the previous fiscal year, and decreased from 76.8 percent to 75.6 percent as a percentage of sales.  The cost of sales ratio decreased from 78.8 percent to 77.9 percent in the Electronics segment, decreased from 102.8 percent to 93.9 percent in the Game segment, and decreased from 60.3 percent to 58.6 percent in the Pictures segment compared with the previous fiscal year.

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

Selling, general and administrative expenses for the fiscal year ended March 31, 2008 decreased by 74.0 billion yen, or 4.1 percent, to 1,714.4 billion yen compared with the previous fiscal year.  The ratio of selling, general and administrative expenses to sales decreased from 23.3 percent in the previous fiscal year to 20.6 percent.  The ratio of selling, general and administrative expenses to sales decreased from 18.2 percent to 16.2 percent in the Electronics segment compared with the previous fiscal year.  This improvement is due to the recording of the provision for charges related to the notebook computer battery pack recalls and subsequent global replacement program in the previous fiscal year and a reversal of the portion of the provision in the fiscal year ended March 31, 2008 based on the actual results of recalls and replacements as compared to original estimates.  The ratio of selling, general and administrative expenses to sales decreased from 20.0 percent to 15.8 percent in the Game segment and from 35.2 percent to 35.1 percent in the Pictures segment.

Personnel-related costs in selling, general and administrative expenses increased by 19.8 billion yen compared with the previous fiscal year mainly within the Electronics and the Pictures segments.  Advertising and publicity expenses for the fiscal year decreased by 46.2 billion yen compared with the previous fiscal year primarily due to decreased advertising and publicity expenses within the Pictures segment.

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

Results of Affiliated Companies Accounted for under the Equity Method

Equity in net income of affiliated companies during the fiscal year ended March 31, 2008 was 100.8 billion yen, an increase of 22.2 billion yen, or 28.2 percent compared to the previous fiscal year.  Equity in net income of affiliated companies reported for Sony Ericsson was 79.5 billion yen, a decrease of 5.8 billion yen compared to the previous fiscal year, due to higher research and development expenses as a percentage of sales.  Sony recorded equity in net income of 10.0 billion yen for SONY BMG, an increase of 5.0 billion yen compared to the previous fiscal year primarily due to a reduction in restructuring costs compared to the previous fiscal year, lower marketing costs, a reduction in overhead costs from continued restructuring, a gain on the sale of an interest in a joint venture of SONY BMG and the favorable impact of currency fluctuations.  Sony recorded equity in net income of 7.4 billion yen, a 2.4 billion yen increase compared to the prior fiscal year, for S-LCD, a joint-venture with Samsung for the manufacture of amorphous TFT LCD panels.

Sony did not record any equity gain or loss for MGM in the fiscal year ended March 31, 2008 compared to equity in net loss of 18.9 billion yen recorded in the prior fiscal year.  As of March 31, 2007, Sony no longer had any book basis in MGM and, accordingly, no additional losses were recorded during the fiscal year ended March 31, 2008.

Operating Income

Operating income for the fiscal year ended March 31, 2008 increased by 324.9 billion yen, or 216.0 percent, to 475.3 billion yen compared with the previous fiscal year.  The operating income margin increased from 1.8 percent to 5.4 percent.  In descending order by yen amount, the Electronics segment, All Other, the Pictures segment and the Financial Services segment contributed to operating income.  An operating loss was recorded within the Game segment.  For a further breakdown of operating income (loss) for each segment, please refer to “Operating Performance by Business Segment” below.

Other Income and Expenses

For the fiscal year ended March 31, 2008, other income increased by 54.3 billion yen, or 57.0 percent, to 149.4 billion yen, while other expenses decreased by 7.3 billion yen, or 11.2 percent, to 57.6 billion yen compared with the previous fiscal year.  The net amount of other income and other expenses was net other income of 91.8 billion yen, an increase of 61.5 billion yen, compared with the previous fiscal year.

The gain on change in interest in subsidiaries and equity investees increased by 50.5 billion yen, or 160.4 percent compared to the previous fiscal year, to 82.1 billion yen.  This increase is due to the recording of a gain of 81.0 billion yen for the change in interest in subsidiaries and equity investees as a result of the global initial public offering of shares of SFH in connection with the listing of shares on the First Section of the TSE in October 2007.  During the fiscal year ended March 31, 2007, there was a gain on change in interest in subsidiaries and equity investees recorded on the sale of a portion of the stock held in StylingLife Holdings Inc.

Interest and dividends in other income of 34.3 billion yen was recorded in the fiscal year ended March 31, 2008, an increase of 6.0 billion yen, or 21.4 percent, compared with the previous fiscal year.  For the fiscal year ended March 31, 2008, interest expense totaling 22.9 billion yen was recorded, a decrease of 4.3 billion yen, or 15.9 percent compared with the previous fiscal year.

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

Income before Income Taxes and Minority Interest

Income before income taxes and minority interest for the fiscal year ended March 31, 2008 increased 386.4 billion yen, or 213.9 percent, to 567.1 billion yen compared with the previous fiscal year, primarily as a result of the increase in operating income and the gain on the change in interest in subsidiaries and equity investees mentioned above.

Income Taxes

During the fiscal year ended March 31, 2008, Sony recorded 203.5 billion yen of income taxes, resulting in an effective tax rate of 35.9 percent, which was lower than the Japanese statutory tax rate.  This was mainly due to the impact of the inclusion of equity in net income of affiliated companies into net income before income taxes and minority interest.

In the previous fiscal year, the effective tax rate was 29.8 percent, which was lower than the Japanese statutory tax rate as a result of the impact of the inclusion of equity in net income of affiliates into net income before income taxes and minority interest.

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

Basic net income per share was 368.33 yen compared with 126.15 yen in the previous fiscal year, and diluted net income per share was 351.10 yen compared with 120.29 yen in the previous fiscal year.  Refer to notes 2 and 22 of the notes to the consolidated financial statements.

Operating Performance by Business Segment

The following discussion is based on segment information.  Sales and operating revenue in each business segment include intersegment transactions.  Refer to note 26 of the notes to the consolidated financial statements.

Business Segment Information

	Fiscal Year Ended
	March 31
	2007	2008	Percent change
	(Yen in billions)

Sales and operating revenue
Electronics	6,072.4	6,613.8	+8.9%
Game	1,016.8	1,284.2	+26.3
Pictures	966.3	857.9	−11.2
Financial Services	649.3	581.1	−10.5
All Other	355.1	382.2	+7.6
Elimination	(764.2)	(847.9)	—

Consolidated	8,295.7	8,871.4	+6.9

	Fiscal Year Ended
	March 31
	2007	2008	Percent change
	(Yen in billions)

Operating income (loss)
Electronics	251.3	441.8	+75.8%
Game	(232.3)	(124.5)	—
Pictures	26.7	58.5	+119.1
Financial Services	84.1	22.6	−73.1
All Other	32.8	60.8	+85.3

Sub-Total	162.6	459.2	+182.4
Elimination and unallocated corporate expenses/gains	(12.2)	16.1	—

Consolidated	150.4	475.3	+216.0

Electronics

Sales and operating revenue for the fiscal year ended March 31, 2008 increased 541.4 billion yen, or 8.9 percent, to 6,613.8 billion yen compared with the previous fiscal year.  Operating income increased by

190.5 billion yen, or 75.8 percent, to 441.8 billion yen compared with the previous fiscal year and the operating income to sales ratio increased from 4.1 percent to 6.7 percent.  Sales to outside customers on a yen basis increased 9.0 percent compared to the previous fiscal year.  Regarding sales to outside customers by geographical area, sales decreased by 2 percent in Japan, but increased by 2 percent in the U.S., by 11 percent in Europe, and by 19 percent in non-Japan Asia and Other Areas.

In Japan, sales of products such as CCDs and complementary metal-oxide semiconductor (“CMOS”) image sensors increased while sales of mobile phones produced for wireless customers decreased.  In the U.S., sales of products such as LCD rear-projection and CRT televisions decreased while sales of products such as LCD televisions, compact digital cameras and PCs increased.  In Europe, sales of products such as LCD televisions and PCs increased while sales of mobile phones produced for wireless customers decreased.  In Other Areas, sales of LCD televisions, compact digital cameras and PCs increased while sales of CRT televisions decreased.

Performance by Product Category

Sales and operating revenue by product category discussed below represent sales to outside customers, which do not include intersegment transactions.  Refer to Note 26 of the notes to the consolidated financial statements.

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

“Video” sales increased by 136.1 billion yen, or 11.9 percent, to 1,279.2 billion yen.  Sales of compact digital cameras increased as worldwide unit shipments increased by approximately 6.5 million units to approximately 23.5 million units.  Sales of home-use video cameras increased as worldwide unit shipments increased by approximately 250,000 units to approximately 7.7 million units.  Sales of Blu-ray Disc recorders and players also increased.  On the other hand, sales of DVD recorders and players decreased, with unit shipments of DVD recorders decreasing by approximately 150,000 units to approximately 1.7 million units and unit shipments of DVD players decreasing by approximately 900,000 units to approximately 7.0 million units.

“Televisions” sales increased by 140.1 billion yen, or 11.4 percent, to 1,367.1 billion yen.  There was a significant increase in worldwide sales of LCD televisions, as worldwide shipments increased by approximately 4.3 million units, to approximately 10.6 million units.  On the other hand, there was a decrease in sales of LCD rear-projection and CRT televisions as Sony decided to exit these businesses due to the shrinking market for these products.

“Information and Communications” sales increased by 149.0 billion yen, or 15.6 percent, to 1,103.2 billion yen.  Sales of PCs increased as worldwide unit shipments increased by approximately 1.2 million units to approximately 5.2 million units.  Sales of broadcast- and professional-use products increased as a result of favorable sales of high-definition related products.

“Semiconductors” sales increased by 18.3 billion yen, or 8.3 percent, to 237.9 billion yen.  The increase was primarily due to an increase in sales of CCDs and CMOS image sensors.

“Components” sales decreased by 2.2 billion yen, or 0.3 percent, to 833.3 billion yen.  Sales of lithium-ion batteries and low-temperature polysilicon TFT LCD panels for mobile devices increased.  On the other hand, sales of DVD+/-R/RW drives decreased due to a decline in unit selling prices, although unit sales increased in association with an expansion of the market.

“Other” sales increased by 11.2 billion yen, or 2.1 percent, to 552.4 billion yen.  Although sales of mobile phones produced for wireless customers in Japan and Europe decreased, sales of the disc manufacturing business increased.

In the Electronics segment, cost of sales for the fiscal year ended March 31, 2008 increased by 372.4 billion yen, or 7.8 percent, to 5,154.6 billion yen compared with the previous fiscal year.  The cost of sales ratio improved by 0.9 percentage points to 77.9 percent compared to 78.8 percent in the previous fiscal year.  While the cost of sales ratio of such products as PCs, compact digital cameras and home-use video cameras improved, the cost of sales ratio of products such as LCD televisions deteriorated.  Restructuring charges recorded in cost of sales amounted to 19.5 billion yen, an increase of 7.0 billion yen compared with the 12.6 billion yen recorded in the previous fiscal year.  Research and development costs decreased 1.6 billion yen, or 0.4 percent, from 440.4 billion yen in the previous fiscal year to 438.7 billion yen.

Selling, general and administrative expenses decreased by 34.0 billion yen, or 3.1 percent, to 1,072.2 billion yen compared with the previous fiscal year.  Although advertising and marketing expenses and personnel expenses increased for the fiscal year ended March 31, 2008, selling, general and administrative expenses decreased as a provision of 51.2 billion yen was recorded in the previous fiscal year for charges related to the notebook computer battery pack recalls and subsequent global replacement program, while a portion of the provision totaling 15.7 billion yen was reversed in the fiscal year ended March 31, 2008 based on the actual results of recalls and replacements as compared to original estimates.  An additional provision was recorded during the fiscal year for free repair expenses relating to Sony products and the products of other companies containing Sony-made CCDs, but this amount was less than in the previous year.  Of the restructuring charges recorded in the Electronics segment, the amount recorded in selling, general and administrative expenses decreased by 1.4 billion yen from 14.0 billion yen in the previous fiscal year to 12.6 billion yen.  This 12.6 billion yen was for headcount reductions, including reductions through the early retirement program.  The ratio of selling, general and administrative expenses to sales decreased 2.0 percentage points from the 18.2 percent recorded in the previous fiscal year to 16.2 percent.  Loss on sale, disposal or impairment of assets, net recorded in selling, general and administrative expenses increased 7.5 billion yen to 31.0 billion yen compared with the previous fiscal year.  This amount includes a 6.7 billion yen loss on sale, disposal or impairment of assets, net on LCD rear-projection televisions.

The amount of operating income recorded in the Electronics segment for the fiscal year ended March 31, 2008 increased significantly due to the impact of the provision recorded in the previous fiscal year for charges related to the notebook computer battery pack recalls and subsequent global replacement program, the reversal of a portion of the provision in the fiscal year ended March 31, 2008, increased sales of the segment and the positive impact of the depreciation of the yen against the euro.  Also contributing to the increase in Electronics segment profit was the recording of a 15.6 billion yen gain relating to the sale of a portion of Sony’s semiconductor operations in Nagasaki, Japan, including machinery and equipment.  Regarding profit performance by product, profitability of products such as LCD televisions worsened due to unit selling price declines while profit increased mainly for PCs and compact digital cameras, which experienced higher sales for system LSIs, which saw an increase in sales of semiconductors for the Game segment, and for home-use video cameras, which experienced increased sales of high value-added models.

Manufacturing by Geographic Area

Approximately 50 percent of the Electronics segment’s total annual production during the fiscal year ended March 31, 2008 took place in Japan, including the production of compact digital cameras, home-use video cameras, LCD televisions, PCs, semiconductors and components such as batteries and Memory Sticks.  Approximately 60 percent of the annual production in Japan was destined for other regions.  China accounted for approximately 15 percent of total annual production, approximately 70 percent of which was destined for other regions.  Asia, excluding Japan and China, accounted for approximately 10 percent of total annual production, with approximately 60 percent destined for Japan, the U.S. and Europe.  The Americas and Europe together accounted for the remaining balance of approximately 25 percent of total annual production, most of which was destined for local distribution and sale.

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

Overall hardware sales increased as a result of a significant increase in sales of PS3, as well as an increase in sales of PSP® (PlayStation®Portable) (“PSP”), for which a new slimmer, lighter model was released.  Sales of PS2 decreased compared to the previous fiscal year.  Overall software sales increased as a result of an increase in PS3 software sales compared to the previous fiscal year.

Total worldwide unit sales of hardware and software for the fiscal year ended March 31, 2008 were as follows:

Worldwide hardware unit sales (increase/decrease year-on-year):*

à PS2:	13.73 million units (a decrease of 0.98 million units)
à PSP:	13.89 million units (an increase of 4.36 million units)
à PS3:	9.24 million units (an increase of 5.63 million units)

Worldwide software unit sales (increase/decrease year-on-year):*/**

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

Pictures

Sales for the fiscal year ended March 31, 2008 decreased by 108.3 billion yen, or 11.2 percent, to 857.9 billion yen compared to the previous fiscal year.  Operating income increased by 31.8 billion yen, or 119.1 percent, to 58.5 billion yen and the operating margin increased from 2.8 percent to 6.8 percent.  The results in the Pictures segment consist of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based subsidiary.

On a U.S. dollar basis, sales for the fiscal year in the Pictures segment decreased approximately 9 percent and operating income increased by approximately 142 percent.  Sales decreased primarily due to lower worldwide theatrical and home entertainment revenues as fewer films were released in the fiscal year ended March 31, 2008, as compared to the number of films released in the previous fiscal year.  Major films released in the fiscal year ended March 31, 2008 that contributed to both theatrical and home entertainment revenues included Spider-Man 3 and Superbad.  Sales for the fiscal year ended March 31, 2008 release slate decreased approximately 1.2 billion U.S. dollars as compared to the previous fiscal year.  The decrease in revenues from films released in the fiscal year ended March 31, 2008 was partially offset by an approximately 300 million U.S. dollar increase in home entertainment and television revenues from films of the previous fiscal year (i.e., films that had their initial U.S. theatrical release in the prior fiscal year).  Total revenues for the Pictures segment also benefited from the sale of a bankruptcy claim against KirchMedia, a former licensee of film and television product.  Television product revenues increased by approximately 29 million U.S. dollars primarily as a result of higher advertising and subscription sales from several international channels.

Operating income for the segment increased primarily due to the strong performance of prior year films in the home entertainment and television markets.  Operating income from prior year films increased approximately 225 million U.S. dollars, due to the strong performance from a number of films including Ghost Rider, Stomp the Yard and Casino Royale.  Current year operating income also benefited from the sale of the bankruptcy claim and the higher television business revenues referred to above, while the operating income of the prior year was negatively impacted by losses recognized on Sony’s equity interest in MGM.  As of March 31, 2007, Sony no longer has any book basis in MGM and, accordingly, no additional losses were recorded in the fiscal year ended March 31, 2008.

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

At Sony Life, revenue decreased by 81.0 billion yen, or 14.9 percent, to 464.1 billion yen compared with the previous fiscal year.  Although revenue from insurance premiums increased due to an increase in insurance-in-force, revenue decreased due to a net loss from investments in the separate account, deterioration in net valuation gains from convertible bonds and an impairment loss on equity securities in the general account reflecting a significant decline in the Japanese stock market this fiscal year.  Operating income at Sony Life decreased by 70.1 billion yen, or 85.9 percent, to 11.5 billion yen.  This decrease was mainly due to deterioration in net valuation gains from convertible bonds and an impairment loss on equity securities in the general account which more than offset the contribution from increased insurance premium revenue.

At Sony Assurance, revenue increased due to higher insurance revenue brought about by a steady expansion in automobile insurance policy in force.  Despite higher insurance revenue, operating income decreased due to deterioration in the net loss ratio and expense ratio (the ratio of sales, general and administrative expenses and commissions to net premiums written).  At Sony Bank, revenue increased mainly due to foreign exchange valuation gains from part of Sony Bank’s foreign currency deposits brought about by a significant appreciation of the yen.  As a result, operating income significantly increased.

At Sony Finance, a leasing and credit financing business subsidiary in Japan, revenue increased overall mainly due to revenue increases from the electronic settlement business and the credit card business.  The operating loss at Sony Finance decreased overall primarily due to increased profit at the electronic settlement business and the leasing business, as well as a decrease in losses at the credit card business.

Information of Operations Separating Out the Financial Services Segment (Unaudited)

The following charts show Sony’s unaudited information of operations for the Financial Services segment alone and for all segments excluding the Financial Services segment.  These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and all other segments excluding the Financial Services segment are eliminated in the consolidated figures shown below.

	Fiscal Year Ended March 31
Financial Services segment	2007	2008
	(Yen in millions)

Financial service revenue	649,341	581,121
Financial service expenses	565,199	558,488

Operating income	84,142	22,633
Other income (expenses), net	9,886	(383)

Income before income taxes and minority interest	94,028	22,250
Income taxes and other	33,536	11,908

Net income	60,492	10,342

	Fiscal Year Ended March 31
Sony without the Financial Services segment	2007	2008
	(Yen in millions)

Net sales and operating revenue	7,680,578	8,324,828
Costs and expenses	7,694,375	7,974,630
Equity in net income of affiliated companies	78,654	100,817

Operating income	64,857	451,015
Other income, net	27,917	100,479

Income before income taxes and minority interest	92,774	551,494
Income taxes and other	20,663	194,190

Net income	72,111	357,304

	Fiscal Year Ended March 31
Consolidated	2007	2008
	(Yen in millions)

Financial service revenue	624,282	553,216
Net sales and operating revenue	7,671,413	8,318,198

	8,295,695	8,871,414
Costs and expenses	8,223,945	8,496,932
Equity in net income of affiliated companies	78,654	100,817

Operating income	150,404	475,299
Other income, net	30,287	91,835

Income before income taxes and minority interest	180,691	567,134
Income taxes and other	54,363	197,699

Net income	126,328	369,435

All Other

During the fiscal year ended March 31, 2008, sales within All Other were comprised mainly of sales from SMEJ, a Japanese domestic recorded music business; Sony’s U.S.-based music publishing business; So-net, an Internet-related service business subsidiary operating mainly in Japan; and an advertising agency business in Japan.  Trademark royalty income from Sony Ericsson is also included in sales and operating income of All Other.

Sales for the fiscal year ended March 31, 2008 increased by 27.1 billion yen, or 7.6 percent, to 382.2 billion yen compared with the previous fiscal year.  Of total sales, 82 percent were sales to outside customers.  In terms of profit performance, operating income for All Other increased by 28.0 billion yen, or 85.3 percent from the previous fiscal year, to 60.8 billion yen.

The increase in sales is mainly due to the contribution of sales from Famous Music LLC (“Famous Music”), a U.S-based music publishing company that was acquired by Sony’s U.S.-based music publishing subsidiary Sony/ATV Music Publishing LLC (“Sony ATV”) and consolidated in the fiscal year ended March 31, 2008, the receipt of a settlement payment related to copyright infringement claims and an increase in sales at SMEJ and So-net.  An increase in trademark royalty income from Sony Ericsson also contributed to the increase in sales.

Sales at SMEJ increased compared with the previous fiscal year mainly due to an increase in music download sales.  Best selling albums that contributed to sales during the fiscal year included ORANGE RANGE’s ORANGE and RANGE, Ken Hirai’s FAKIN’ POP and YUI’s CAN’T BUY MY LOVE.

Sales at So-net increased compared to the previous fiscal year primarily due to higher fee revenue from broadband connections, especially fiber-optic.

Operating income for All Other increased compared to the previous fiscal year primarily due to recording a 10.0 billion yen gain on the sale of “The Sony Center am Potsdamer Platz” in Berlin, the receipt of a settlement payment related to copyright infringement claims, an increase in trademark royalty income from Sony Ericsson and an increase in operating income at So-net.

Operating income at SMEJ increased approximately 4 percent compared with the previous fiscal year, mainly due to an increase in animation DVD sales as well as the above-mentioned increase in music download sales.

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

SGTS in London provides integrated treasury services for Sony Corporation, its subsidiaries and affiliated companies.  Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS for hedging their exposures.  Sony Corporation and most of its subsidiaries utilize SGTS for this purpose.  The concentration of foreign exchange exposures at SGTS means that, in effect, SGTS hedges most of the net foreign exchange exposure of Sony Corporation and its subsidiaries.  SGTS in turn enters into foreign exchange transactions with creditworthy third-party financial institutions.  Most of the transactions are entered into against projected exposures before the actual export and import transactions take place.  In general, SGTS hedges the projected exposures on average three months before the actual transactions take place.  However, in certain cases SGTS partially hedges the projected exposures one month before the actual transactions take place when business requirements such as shorter production-sales cycles for certain products arise.  Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes.  Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment.  In the Financial Services segment, Sony uses derivatives for ALM and trading.

To minimize the adverse effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segment, Sony seeks, when appropriate, to localize material and parts procurement, design, and manufacturing operations in areas outside of Japan.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings.  For the fiscal years ended March 31, 2007 and 2008, these cash flow hedges were fully effective.  Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses.  The notional amount and the net fair value of all the foreign exchange derivative contracts as of March 31, 2008 were 2,265.5 billion yen and an asset of 22.6 billion yen respectively.

Assets, Liabilities and Stockholders’ Equity

Assets

Total assets as of March 31, 2009 decreased by 539.2 billion yen, or 4.3 percent, to 12,013.5 billion yen compared with the previous fiscal year-end.  Total assets as of March 31, 2009 in all segments excluding the Financial Services segment decreased by 814.0 billion yen, or 11.3 percent, to 6,370.9 billion yen compared with the previous fiscal year-end.  Total assets as of March 31, 2009 in the Financial Services segment increased by 280.0 billion yen, or 5.0 percent, to 5,905.7 billion yen compared with the previous fiscal year-end.

Current Assets

Current assets as of March 31, 2009 decreased by 1,389.0 billion yen, or 27.7 percent, to 3,620.6 billion yen compared with the previous fiscal year-end.  Current assets as of March 31, 2009 in all segments, excluding the Financial Services segment, decreased by 995.3 billion yen, or 25.9 percent, to 2,841.4 billion yen.

Cash and cash equivalents as of March 31, 2009 in all segments, excluding the Financial Services segment, decreased 383.7 billion yen, or 40.4 percent, to 565.0 billion yen compared with the previous fiscal year-end.  This was primarily due to a decrease in operating cash flow as a result of the deterioration in net income (loss), payments for manufacturing equipment in the Electronics segment and the acquisition of Bertelsmann’s 50 percent interest in SONY BMG exceeding proceeds received mainly from the sales of semiconductor fabrication equipment in the prior year.  Refer to “Cash Flows” below.

Notes and accounts receivable, trade (net of allowance for doubtful accounts and sales returns) as of March 31, 2009, excluding the Financial Services segment, decreased 236.3 billion yen, or 21.8 percent, compared with the previous fiscal year-end to 847.2 billion yen.  This was primarily due to a decrease in sales in the Electronics segment.

Other current assets as of March 31, 2009 in all segments, excluding the Financial Services segment, decreased 375.4 billion yen, or 20.8 percent, to 1,426.0 billion yen compared with the previous fiscal year-end.  This was due to a decrease in inventory within the Electronics segment and the collection in the current year of a receivable recorded in the previous fiscal year relating to the sale of a portion of Sony’s semiconductor operations in Nagasaki, Japan, including machinery and equipment.

Inventories as of March 31, 2009 decreased by 208.5 billion yen, or 20.4 percent, to 813.1 billion yen compared with the previous fiscal year-end.  This decrease was primarily due to adjustments in production in the Electronics segment resulting from the decrease in sales.  The inventory to cost of sales turnover ratio (based on the average of inventories at the end of each fiscal year and the previous fiscal year) was 1.94 months compared to 1.87 months at the end of the previous fiscal year.  Sony considers this level of inventory to be appropriate in the aggregate.

Current assets as of March 31, 2009 in the Financial Services segment decreased by 374.0 billion yen, or 31.0 percent, to 831.1 billion yen compared with the previous fiscal year-end.  This was primarily due to the transfer of assets managed at Sony Bank into Japanese government bonds and other marketable securities in the current fiscal year.  These assets were managed temporarily in the call loan market due to a rapid increase in deposits at Sony Bank at the end of the previous fiscal year.

Investments and Advances

Investments and advances as of March 31, 2009 increased by 462.8 billion yen, or 10.7 percent, to 4,798.4 billion yen compared with the previous fiscal year-end.

Investments and advances as of March 31, 2009 in all segments, excluding the Financial Services segment, decreased by 179.1 billion yen, or 34.5 percent, to 339.4 billion yen.  This was primarily due to the impact of the decrease in investments in affiliated companies resulting from the deterioration of results at Sony Ericsson.

Investments and advances as of March 31, 2009 in the Financial Services segment increased by 630.8 billion yen, or 16.3 percent, to 4,510.7 billion yen compared with the previous fiscal year-end.  This increase was primarily due to investments mainly in Japanese fixed income securities by Sony Life, which increased assets as a result of an expansion of its business.  Investments and advances also increased due to a change in assets under management from call loans to Japanese government bonds and other marketable securities, and an increase in mortgage loans at Sony Bank.  Also refer to “Investments” below.

Property, Plant and Equipment (after deduction of accumulated depreciation)

Property, plant and equipment as of March 31, 2009 decreased by 67.5 billion yen, or 5.4 percent, to 1,175.9 billion yen compared with the previous fiscal year-end.

Property, plant and equipment as of March 31, 2009 in all segments, excluding the Financial Services segment, decreased by 59.8 billion yen, or 5.0 percent, to 1,145.1 billion yen compared with the previous fiscal year-end.

Capital expenditures (additions to property, plant and equipment) for the fiscal year ended March 31, 2009 decreased by 3.7 billion yen, or 1.1 percent, to 332.1 billion yen compared with the previous fiscal year.  Capital expenditures in the Electronics segment decreased by 62.1 billion yen, or 2.0 percent, to 300.5 billion yen.  Of this amount, approximately 80 billion yen was used for capital expenditures in the semiconductor business, including CCDs and CMOS image sensors.  Capital expenditures decreased in the Game segment by 0.5 billion yen, or 8.7 percent, to 5.1 billion yen.  In the Pictures segment, capital expenditures increased by 3.6 billion yen, or 36.3 percent to 13.5 billion yen.  In All Other, which includes Sony’s music business, 4.7 billion yen of capital expenditures were recorded, an increase of 1.7 billion yen, or 58.7 percent compared with the previous fiscal year.

The decrease in property, plant and equipment as of March 31, 2009 when compared to March 31, 2008 was also due to approximately 13.4 billion yen in impairment losses, primarily due to the downsizing and withdrawal from certain businesses in the Electronics segment.

Property, plant and equipment as of March 31, 2009 in the Financial Services segment decreased by 7.7 billion yen, or 20.1 percent, to 30.8 billion yen compared with the previous fiscal year-end.  Capital expenditures in the Financial Services segment decreased by 0.3 billion yen, or 5.0 percent, to 6.1 billion yen compared with the previous fiscal year.

Other Assets

Other assets as of March 31, 2009 increased by 451.9 billion yen, or 27.2 percent, to 2,111.7 billion yen compared with the previous fiscal year-end.  This was primarily due to an increase in intangible assets and goodwill mainly as a result of the consolidation of SONY BMG as a wholly-owned subsidiary from October 1, 2008 and in deferred tax assets, primarily due to an increase in net operating loss carryforwards incurred in Japan and the U.S.

Liabilities

Total current and long-term liabilities as of March 31, 2009 decreased by 13.9 billion yen, or 0.2 percent, to 8,796.9 billion yen compared with the previous fiscal year-end.  Total current and long-term liabilities as of March 31, 2009 in all segments, excluding the Financial Services segment, decreased by 363.7 billion yen, or 9.2 percent, to 3,603.7 billion yen.  Total current and long-term liabilities in the Financial Services segment as of March 31, 2009 increased by 355.0 billion yen, or 7.1 percent, to 5,339.4 billion yen compared with the previous fiscal year-end.

Current Liabilities

Current liabilities as of March 31, 2009 decreased by 212.5 billion yen, or 5.3 percent, to 3,810.9 billion yen compared with the previous fiscal year-end.  Current liabilities as of March 31, 2009 in all segments excluding the Financial Services segment decreased by 383.9 billion yen, or 14.2 percent, to 2,314.6 billion yen.

Short-term borrowings and the current portion of long-term debt as of March 31, 2009 in all segments, excluding the Financial Services segment, increased by 92.1 billion yen, or 27.1 percent, to 431.5 billion yen compared with the previous fiscal year-end.  This increase was the result of the issuance of commercial paper (“CP”), the transfer to the current portion of long-term debt of an 80.0 billion yen syndicated loan which matures in June 2009, and the execution of bank loans, all by Sony Corporation.  This increase was partially offset by the redemption of 250 billion yen of convertible bonds that came due during the fiscal year ended March 31, 2009.

Notes and accounts payable, trade as of March 31, 2009 in all segments, excluding the Financial Services segment, decreased by 360.2 billion yen, or 39.7 percent, to 546.1 billion yen compared with the previous fiscal year-end.  This was primarily due to a decrease in procurement of raw materials resulting from the decrease in sales in the Electronics and Game segments.

Current liabilities as of March 31, 2009 in the Financial Services segment increased by 189.7 billion yen, or 13.9 percent, to 1,552.6 billion yen, mainly due to an increase in deposits from customers at Sony Bank.

Long-term Liabilities

Long-term liabilities as of March 31, 2009 increased by 198.6 billion yen, or 4.1 percent, to 4,986.0 billion yen compared with the previous fiscal year-end.

Long-term liabilities as of March 31, 2009 in all segments, excluding the Financial Services segment, increased by 20.2 billion yen, or 1.6 percent, to 1,289.1 billion yen.  In addition, long-term debt as of March 31, 2009 in all segments, excluding the Financial Services segment, decreased by 65.3 billion yen, or 10.0 percent, to 585.6 billion yen.  This was primarily due to the transfer to the current portion of long-term debt of an 80.0 billion yen syndicated loan as mentioned above.

Long-term liabilities as of March 31, 2009 in the Financial Services segment increased by 165.4 billion yen, or 4.6 percent, to 3,786.8 billion yen.  This was primarily due to an increase in policy amount in force at Sony Life.

Total Interest-bearing Debt

Total interest-bearing debt as of March 31, 2009 increased by 27.1 billion yen, or 2.5 percent, to 1,111.3 billion yen compared with the previous fiscal year-end.  Total interest-bearing debt as of March 31, 2009 in all segments, excluding the Financial Services segment, increased by 26.7 billion yen, or 2.7 percent, to 1,017.2 billion yen.

Stockholders’ Equity

Stockholders’ equity as of March 31, 2009 decreased by 500.4 billion yen, or 14.4 percent, to 2,964.7 billion yen compared with the previous fiscal year-end.  Retained earnings decreased 142.4 billion yen, or 6.9 percent, to 1,917.0 billion yen compared with the previous fiscal year-end, primarily due to the recording of 98.9 billion yen in net loss.  Stockholders’ equity decreased due to a decrease in retained earnings, the recording of foreign currency translation and pension liability adjustments of 247.7 billion yen, and 75.1 billion yen, respectively, and dividend payments of 42.6 billion yen.  The ratio of stockholders’ equity to total assets decreased 2.9 percentage points compared to the end of the previous fiscal year, from 27.6 percent to 24.7 percent.

Information of Financial Position Separating Out the Financial Services Segment (Unaudited)

The following charts show Sony’s unaudited information of financial position for all segments excluding the Financial Services segment, and for the Financial Services segment alone.  These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and all other segments excluding the Financial Services segment are eliminated in the consolidated figures shown below.

Financial Services segment

	March 31
	2008	2009
	(Yen in millions)

ASSETS
Current assets:
Cash and cash equivalents	137,721	95,794
Marketable securities	424,709	463,809
Notes and accounts receivable, trade	14,143	13,380
Other	628,546	258,162

	1,205,119	831,145
Investments and advances	3,879,877	4,510,668
Property, plant and equipment	38,512	30,778
Other assets:
Deferred insurance acquisition costs	396,819	400,412
Other	105,332	132,654

	502,151	533,066

	5,625,659	5,905,657

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	44,408	65,636
Notes and accounts payable, trade	16,376	16,855
Deposits from customers in the banking business	1,144,399	1,326,360
Other	157,773	143,781

	1,362,956	1,552,632
Long-term liabilities:
Long-term debt	111,771	97,296
Accrued pension and severance costs	8,034	10,889
Future insurance policy benefits and other	3,298,506	3,521,060
Other	203,096	157,520

	3,621,407	3,786,765
Minority interest in consolidated subsidiaries	919	1,125
Stockholders’ equity	640,377	565,135

	5,625,659	5,905,657

Sony without the Financial Services segment

	March 31
	2008	2009
	(Yen in millions)

ASSETS
Current assets:
Cash and cash equivalents	948,710	564,995
Marketable securities	3,000	3,103
Notes and accounts receivable, trade	1,083,489	847,214
Other	1,801,468	1,426,045

	3,836,667	2,841,357
Film costs	304,243	306,877
Investments and advances	518,536	339,389
Investments in Financial Services, at cost	116,843	116,843
Property, plant and equipment	1,204,837	1,145,085
Other assets	1,203,849	1,621,396

	7,184,975	6,370,947

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	339,485	431,536
Notes and accounts payable, trade	906,281	546,125
Other	1,452,756	1,336,947

	2,698,522	2,314,608
Long-term liabilities:
Long-term debt	650,969	585,636
Accrued pension and severance costs	223,203	354,817
Other	394,779	348,684

	1,268,951	1,289,137
Minority interest in consolidated subsidiaries	37,509	39,640
Stockholders’ equity	3,179,993	2,727,562

	7,184,975	6,370,947

Consolidated

	March 31
	2008	2009
	(Yen in millions)

ASSETS
Current assets:
Cash and cash equivalents	1,086,431	660,789
Marketable securities	427,709	466,912
Notes and accounts receivable, trade	1,090,285	853,454
Other	2,405,238	1,639,480

	5,009,663	3,620,635
Film costs	304,243	306,877
Investments and advances	4,335,648	4,798,430
Property, plant and equipment	1,243,349	1,175,863
Other assets:
Deferred insurance acquisition costs	396,819	400,412
Other	1,263,017	1,711,294

	1,659,836	2,111,706

	12,552,739	12,013,511

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	355,103	451,155
Notes and accounts payable, trade	920,920	560,795
Deposits from customers in the banking business	1,144,399	1,326,360
Other	1,602,945	1,472,590

	4,023,367	3,810,900
Long-term liabilities:
Long-term debt	729,059	660,147
Accrued pension and severance costs	231,237	365,706
Future insurance policy benefits and other	3,298,506	3,521,060
Other	528,632	439,096

	4,787,434	4,986,009
Minority interest in consolidated subsidiaries	276,849	251,949
Stockholders’ equity	3,465,089	2,964,653

	12,552,739	12,013,511

Investments

The following table contains available-for-sale and held-to-maturity securities, including the breakdown of unrealized gains and losses by investment category.

	March 31, 2009
				Fair
		Unrealized	Unrealized	Market
	Cost	Gain	Loss	Value
	Yen in millions

Financial Services Business:
Available-for-sale
Debt securities
Sony Life	1,586,908	49,495	(1,922)	1,634,481
Sony Bank	826,184	3,698	(26,096)	803,786
Other	16,450	55	(12)	16,493
Equity securities
Sony Life	65,856	4,709	(5,314)	65,251
Sony Bank	7,849	—	—	7,849
Other	370	3,148	—	3,518
Held-to-maturity
Debt securities
Sony Life	1,398,821	31,331	(4,438)	1,425,714
Sony Bank	21,812	501	(11)	22,302
Other	44,776	528	(5)	45,299

Total Financial Services	3,969,026	93,465	(37,798)	4,024,693

Non-Financial Services
Available-for-sale securities	47,139	3,642	(3,872)	46,909
Held-to-maturity securities	—	—	—	—

Total Non-Financial Services	47,139	3,642	(3,872)	46,909

Consolidated	4,016,165	97,107	(41,670)	4,071,602

At March 31, 2009, Sony Life had debt and equity securities which had gross unrealized losses of 6.4 billion yen and 5.3 billion yen, respectively.  Of the unrealized loss amounts recorded by Sony Life, approximately 8.8 percent related to securities being in an unrealized loss position for periods greater than 12 months at March 31, 2009.  Sony Life principally invests in debt securities in various industries.  Almost all of these securities were rated “BBB” or higher by Standard & Poor’s, Moody’s or other rating agencies.  The percentage of non-investment grade securities held by Sony Life represents approximately 0.2 percent of Sony Life’s total investment portfolio, while the percentage of unrealized losses that relate to those non-investment grade securities was 4.4 percent of Sony Life’s total unrealized losses as of March 31, 2009.

At March 31, 2009, Sony Bank had debt securities which had gross unrealized losses of 26.1 billion yen.  Of the unrealized loss amounts recorded by Sony Bank, approximately 64.4 percent related to securities being in an unrealized loss position for periods greater than 12 months at March 31, 2009.  Sony Bank principally invests in Japanese government bonds, Japanese corporate bonds and foreign bonds.  Almost all of these securities were rated “BBB” or higher by Standard & Poor’s, Moody’s or other rating agencies.  These unrealized losses related to numerous investments, with no single investment being in a material unrealized loss position for periods greater than 12 months.  In addition, there was no individual security with unrealized losses that met the test for impairment as the declines in value were observed to be small both in amounts and percentage, and therefore, the decline in value for those investments was still determined to be temporary in nature.

For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2009 (6.4 billion yen), maturity dates vary as follows:

• Within 1 year:	1.8 percent
• 1 to 5 years:	5.2 percent
• 5 to 10 years:	1.1 percent
• Above 10 years:	91.9 percent

For fixed maturity securities with unrecognized losses held by Sony Bank as of March 31, 2009 (26.1 billion yen), maturity dates vary as follows:

• Within 1 year:	13.7 percent
• 1 to 5 years:	59.8 percent
• 5 to 10 years:	1.6 percent
• Above 10 years:	24.9 percent

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other issued by a number of non-public companies.  The aggregate carrying amount of the investments in non-public companies at March 31, 2009 was 60.4 billion yen.  A non-public equity investment is valued at cost if fair value is not readily determinable.  If the value is estimated to have declined and such decline is judged to be other-than-temporary, the impairment of the investment is recognized immediately and the carrying value is reduced to its fair value.  For an investment where a quoted price is available in an active market, fair value is determined based on unadjusted quoted prices as of the date on which the impairment determination is made.  For an investment where no quoted price is available in an active market, fair value is usually determined based on quoted prices of securities with similar characteristics or measured through the use of various methodologies such as pricing models, discounted cash flow techniques, or similar techniques that require significant management judgment or estimation of assumptions that market participants would use in pricing the investments.

For the fiscal years ended March 31, 2007, 2008 and 2009, total realized impairment losses were 7.4 billion yen, 37.1 billion yen and 45.6 billion yen, respectively, of which 6.1 billion yen, 24.0 billion yen and 41.2 billion yen, respectively, were recorded in financial service revenue by the subsidiaries in the Financial Services segment.  Realized impairment losses recorded other than by subsidiaries in the Financial Services segment in each of the three fiscal years were reflected in non-operating expenses and primarily relate to certain strategic investments in non-financial services businesses.  These investments primarily relate to certain strategic investments in Japan and the U.S. with which Sony has strategic relationships for the purposes of developing and marketing new technologies.  Impairment losses were recorded for each of the three fiscal years as certain companies failed to successfully develop and market such technology, resulting in the operating performance of these companies being more unfavorable than previously expected.  As a result, the decline in the fair value of these companies was judged as other-than-temporary.  None of these impairment losses was individually material to Sony and the impairment losses that were recorded in each of the three fiscal years related to the unique facts and circumstances of each individual investment and did not significantly impact other investments.

Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment.  Sony Life and Sony Bank account for approximately 78 percent and 21 percent of the investments in the Financial Services segment, respectively.

Contractual Obligations, Commitments, and Contingent Liabilities

The following table summarizes Sony’s contractual obligations and major commitments as of March 31, 2009.  The references to the notes below refer to the corresponding notes within the notes to the consolidated financial statements.

		Less than	1 to 3	3 to 5	More than
	Total	1 year	years	years	5 years

	(Yen in millions)

Contractual Obligations and Major Commitments:
Short-term debt (Note 11)	303,615	303,615	—	—	—
Long-term debt (Note 11)
Capital lease obligations (Notes 8 and 11)	43,060	8,920	11,872	5,693	16,575
Other long-term debt (Note 11)	764,627	138,620	308,561	194,890	122,556
Minimum rental payments required under operating leases (Note 8)	181,982	44,488	61,401	32,271	43,822
Purchase commitments for property, plant and equipment and other assets (Note 25)	52,894	27,194	25,700	—	—
Expected cost for the production or purchase of films and television programming or certain rights (Note 25)	139,798	47,982	31,207	23,619	36,990
Long-term contracts with recording artists and companies (Note 25)	36,455	14,420	16,422	4,630	983
Partnership program contract with Fédération Internationale de Football Association (Note 25)	19,253	3,241	8,006	8,006	—
Future insurance policy benefits and other in the life insurance business*(Note 10)	10,769,646	269,943	593,336	622,494	9,283,873
Gross unrecognized tax benefits** (Note 21)	276,627	174	—	—	—

Total	12,587,957	858,597	1,056,505	891,603	9,504,799

* Future insurance policy benefits and other in the life insurance business is the estimated future cash payments to be made to policyholders and others for future policy benefits, policyholders’ account balances, policyholders’ dividends, separate account liabilities and others.  These cash payments are based upon assumptions including morbidity, mortality, withdrawals and other factors.  Amounts presented in the above table are undiscounted.  The sum of the cash payments of 10,769.6 billion yen exceeds the corresponding liability amounts of 3,506.8 billion yen included in the consolidated financial statements principally due to the time value of money (Note 10).

** The total amounts represent the liability for gross unrecognized tax benefits in accordance with FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.”  Sony estimates 174 million yen of the liability is expected to be settled within one year.  The settlement period for the remaining portion of the liability, which totaled 276.5 billion yen, cannot be reasonably estimated due to the uncertainty associated with the timing of the settlements with the various taxing authorities (Note 21).

The following items are not included in either the above table or the total amount of commitments outstanding at March 31, 2009:

•	The total amount of expected future pension payments is not included as such amount is not currently determinable. Sony expects to contribute approximately 34 billion yen to Japanese pension plans and approximately 17 billion yen to foreign pension plans during the fiscal year ending March 31, 2010 (Note 15).

•	The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included as it is not foreseeable what loans will be incurred under such line of credit. The total unused portion of the line of credit extended under these contracts was 247.1 billion yen as of March 31, 2009 (Note 25).

•	Purchase obligations are defined as contractual obligations to purchase goods or services that are enforceable and legally binding on Sony. These obligations specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations do not include contracts that may be cancelled without penalty. Sony enters into arrangements with certain component manufacturers whereby Sony procures goods and services, including product components, for these component manufacturers and is reimbursed for the related purchases. Sony’s supply chain management allows for flexible and mutually beneficial purchase arrangements with these manufacturers in order to minimize inventory risk. Consistent with industry practice, Sony purchases processed goods that meet technical criteria from these component manufacturers after issuing to these manufacturers information on Sony’s projected demand and manufacturing needs. These purchases are made during the ordinary course of business in order to establish the best pricing and continuity of supply for Sony’s production and are not included in the above table as there are typically no binding purchase obligations.

The total amount of purchase commitments and other outstanding commitments at March 31, 2009 was 347.5 billion yen (Note 25).  This amount includes the following major purchase obligations as shown in the table above:

•	In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2009, the outstanding amount of such commitments was 52.9 billion yen.

•	Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights thereon, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods through March 31, 2017. As of March 31, 2009, these subsidiaries were committed to make payments under such contracts of 139.8 billion yen.

•	Certain subsidiaries in the music business have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly through December 31, 2013. As of March 31, 2009, these subsidiaries were committed to make payments of 36.5 billion yen under such long-term contracts.

•	In April 2005, Sony Corporation entered into a partnership program contract with Fédération Internationale de Football Association (“FIFA”). Through this program Sony Corporation will be able to exercise various rights as an official sponsor of FIFA events including the FIFA World Cuptm* from 2007 to 2014. As of March 31, 2009, Sony Corporation was committed to make payments under such contract of 19.3 billion yen.

* FIFA World Cuptm is a registered trademark of FIFA.

In order to fulfill its commitments, Sony will use existing cash, cash generated by its operating activities, and intra-group borrowings, where possible.  Further, Sony may raise funds through bonds, CP programs and committed lines of credit from banks, when necessary.

The following table summarizes Sony’s contingent liabilities as of March 31, 2009.

Total Amounts of
Contingent Liabilities

Contingent Liabilities: (Note 25)	(Yen in millions )
Loan guarantees to a creditor of the third party investor	29,469
Other	17,612

Total contingent liabilities	47,081

Off-Balance Sheet Arrangements

Sony has certain off-balance sheet arrangements that provide liquidity, capital resources and/or credit risk support.

Sony has established several accounts receivable sales programs whereby Sony can sell up to 50.0 billion yen of eligible trade accounts receivable in the aggregate at any one time.  Through these programs, Sony can sell receivables to qualified special purpose entities owned and operated by banks.  Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables.  These transactions are accounted for as sales in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” because Sony has relinquished control of the receivables.  Total trade accounts receivable sold during the fiscal years ended March 31, 2007, 2008 and 2009 were 152.5 billion yen, 181.4 billion yen and 130.8 billion yen, respectively.  Losses from these transactions were insignificant.  Although Sony continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

A subsidiary of the Financial Services segment has established several receivables sales programs whereby the subsidiary can sell up to 23.0 billion yen of eligible receivables in the aggregate at any one time.  Through these programs, the subsidiary can sell receivables to qualified special purpose entities owned and operated by banks.  The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables.  These transactions are accounted for as sales in accordance with FAS No. 140, since the subsidiary has relinquished control of the receivables.  Total receivables sold during the fiscal year ended March 31, 2008 and 2009 were 113.8 billion yen and 166.1 billion yen, respectively.  Losses from these transactions were insignificant.  Although the subsidiary continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

Sony has, from time to time, entered into various arrangements with variable interest entities (“VIEs”).  In several of the arrangements in which Sony holds a significant variable interest, Sony is the primary beneficiary and therefore consolidates these VIEs.  These arrangements include facilities that provide for the leasing of certain property, the financing of film production, the U.S.-based music publishing business and several joint ventures in the recorded music business.  In addition, Sony holds a significant variable interest in VIEs in which Sony is not the primary beneficiary and therefore does not consolidate which is described as follows:

A subsidiary in the Pictures segment entered into two separate production/co-financing agreements with VIEs to co-finance 19 films that were released over the 31 months ended July 31, 2008.  The subsidiary received 570 million U.S. dollars over the term of the agreements to fund the production or acquisition cost of films (including fees and expenses).  Additionally, on January 19, 2007, the subsidiary entered into a third production/co-financing agreement with another VIE to co-finance a majority of the films to be submitted through March 2012.  The subsidiary has received a commitment from the third VIE that it will fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses).  As of March 31, 2009, eight films of the subsidiary have been released and approximately 222 million U.S. dollars have been funded by the third VIE.  Under all three agreements, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels.  The VIEs shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third-party participation and residual costs, each as defined.  As the subsidiary did not make any equity investment in these three VIEs nor issue any guarantees with respect to the VIEs, the subsidiary does not absorb the majority of the losses or residual returns, and therefore does not qualify as the primary beneficiary for any of the VIEs.  As of March 31, 2009, there are no amounts recorded on the subsidiary’s balance sheet that relate to any of the VIEs other than the investors’ earned but unpaid share of the films’ net profits, as defined.

Refer to Note 23 of Notes to Consolidated Financial Statements for more information on VIEs.

Cash Flows
(The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008)

Operating Activities: During the fiscal year ended March 31, 2009, there was net cash inflow of 407.2 billion yen in operating activities, a decrease of 350.5 billion yen, or 46.3 percent compared with the previous fiscal year..  For all segments excluding the Financial Services segment, there was net cash inflow of 112.7 billion yen in operating activities, a decrease of 406.4 billion yen, or 78.3 percent compared to the previous fiscal year.  The Financial Services segment had a net cash inflow of 300.1 billion yen from operating activities, an increase of 57.5 billion yen, or 23.7 percent compared with the previous fiscal year.

With respect to all segments excluding the Financial Services segment, the major cash inflow factors include a cash contribution from net income (loss), after taking into account depreciation and amortization, and decreases in notes and accounts receivable, trade primarily due to a decrease in sales, both mainly in the Electronics segment during the fiscal year ended March 31, 2009.  These factors exceeded cash outflows, which included decreases in notes and accounts payable, trade mainly in the Electronics and Game segments.  The Financial Services segment generated net cash mainly from an increase in revenue from insurance premiums reflecting a steady increase in policy amount in force, primarily at Sony Life.  Compared with the previous fiscal year, within all segments excluding the Financial Services segment, net cash provided by operating activities decreased mainly as a result of a decrease in net income (loss), after taking into account depreciation and amortization.  Within the Financial Services segment, net cash provided increased mainly due to an increase in revenue from insurance premiums at Sony Life noted above compared with the previous fiscal year.

Investing Activities: During the fiscal year ended March 31, 2009, Sony used 1,081.3 billion yen of net cash in investing activities, an increase of 170.9 billion yen, or 18.8 percent .compared with the previous fiscal year.  For all segments, excluding the Financial Services segment, 487.4 billion yen of net cash was used in investing activities, an increase of 472.5 billion yen, or 3,166.0 percent. compared with the previous fiscal year.  The Financial Services segment used 602.4 billion yen in net cash, a decrease of 271.3 billion yen, or 31.1 percent. compared with the previous fiscal year.

During the fiscal year ended March 31, 2009, with respect to all segments, excluding the Financial Services segment, payments for items such as purchases of manufacturing equipment in the Electronics segment and the acquisition of Bertelsmann’s 50 percent interest in SONY BMG exceeded proceeds generated mainly from the sales of semiconductor fabrication equipment.  Within the Financial Services segment, payments primarily for investments carried out at Sony Life, as well as for investments and advances carried out at Sony Bank, where operations are expanding, exceeded proceeds mainly from the maturities and sales of marketable securities and collections of advances.  Compared with the previous fiscal year, net cash used in investing activities increased within all segments, excluding the Financial Services segment.  The previous fiscal year’s net cash outflows were partially offset by proceeds from the sale of shares in SFH, the sale of “The Sony Center am Potsdamer Platz” in Berlin, and the sale of a portion of Sony’s former headquarters site.  Net cash used in investing activities within the Financial Services segment decreased mainly because an increase in investment asset sales exceeded an increase in investments at Sony Life.

In all segments, excluding the Financial Services segment, net cash provided by operating activities and used in investing activities combined was a net outflow of 374.8 yen billion, a deterioration of 878.9 billion yen compared to the previous fiscal year.

Financing Activities: During the fiscal year ended March 31, 2009, 267.5 billion yen of net cash was provided by financing activities, a decrease of 238.1 billion yen, or 47.1 percent compared with the previous fiscal year..  For all segments excluding the Financial Services segment, there was a net cash inflow of 9.9 billion yen in financing activities, an increase of 22.0 billion yen compared to a net cash outflow of 12.1 billion yen in the previous fiscal year.  This was primarily due to issuances of CP and corporate bonds and borrowings from banks in the current fiscal year, partially offset by the redemption of convertible bonds.  In the Financial Services segment, since the increase primarily in policyholder accounts at Sony Life and in deposits from customers at Sony Bank were less than the increases in the previous fiscal year, financing activities generated 260.3 billion yen of net cash, a decrease of 231.4 billion yen, or 47.1 percent compared to the prior fiscal year.

Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2009 was 660.8 billion yen, a decrease of 425.6 billion yen, or 39.2 percent compared with the balance as of March 31, 2008.  The outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment was 565.0 billion yen, a decrease of 383.7 billion yen, or 40.4 percent compared with the balance as of March 31, 2008.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 95.8 billion yen, a decrease of 41.9 billion yen, or 30.4 percent compared with the balance as of March 31, 2008.

Information of Cash Flows Separating Out the Financial Services Segment (Unaudited)

The following charts show Sony’s unaudited cash flow information for all segments, excluding the Financial Services segment, and for the Financial Services segment alone.  These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and all other segments excluding the Financial Services segment are eliminated in the consolidated figures shown below.

	Fiscal Year Ended March 31
Financial Services segment	2008	2009
	(Yen in millions)

Net cash provided by operating activities	242,610	300,096
Net cash used in investing activities	(873,646)	(602,368)
Net cash provided by financing activities	491,709	260,345

Net decrease in cash and cash equivalents	(139,327)	(41,927)
Cash and cash equivalents at beginning of the fiscal year	277,048	137,721

Cash and cash equivalents at end of the fiscal year	137,721	95,794

	Fiscal Year Ended March 31
Sony without the Financial Services segment	2008	2009
	(Yen in millions)

Net cash provided by operating activities	519,112	112,695
Net cash used in investing activities	(14,925)	(487,446)
Net cash provided by (used in) financing activities	(12,100)	9,947
Effect of exchange rate changes on cash and cash equivalents	(66,228)	(18,911)

Net increase (decrease) in cash and cash equivalents	425,859	(383,715)
Cash and cash equivalents at beginning of the fiscal year	522,851	948,710

Cash and cash equivalents at end of the fiscal year	948,710	564,995

	Fiscal Year Ended March 31
Consolidated	2008	2009
	(Yen in millions)

Net cash provided by operating activities	757,684	407,153
Net cash used in investing activities	(910,442)	(1,081,342)
Net cash provided by financing activities	505,518	267,458
Effect of exchange rate changes on cash and cash equivalents	(66,228)	(18,911)

Net increase (decrease) in cash and cash equivalents	286,532	(425,642)
Cash and cash equivalents at beginning of the fiscal year	799,899	1,086,431

Cash and cash equivalents at end of the fiscal year	1,086,431	660,789

Cash Flows
(The fiscal year ended March 31, 2008 compared with the fiscal year ended March 31, 2007)

Operating Activities: During the fiscal year ended March 31, 2008, Sony generated 757.7 billion yen of net cash from operating activities, an increase of 196.7 billion yen, or 35.1 percent compared with the previous fiscal year.  Of this total, all segments, excluding the Financial Services segment, generated 519.1 billion yen of net cash from operating activities, an increase of 213.5 billion yen, or 69.9 percent compared with the previous fiscal year, and the Financial Services segment generated 242.6 billion yen of net cash from operating activities, a decrease of 13.9 billion yen, or 5.4 percent, compared with the previous fiscal year.

During the fiscal year, a variety of factors had a positive impact on operating cash flow, including the contribution of net income from the Electronics segment after taking into account depreciation and amortization and an increase in insurance premium revenue reflecting a steady increase in insurance-in-force at Sony Life.  Partially offsetting these contributions was an increase in inventory primarily within the Electronics segment.

Compared with the previous fiscal year, net cash provided by operating activities increased during the fiscal year mainly as a result of the increase in net income after taking into account depreciation and amortization.

Investing Activities: During the fiscal year ended March 31, 2008, Sony used 910.4 billion yen of net cash in investing activities, an increase of 195.0 billion yen, or 27.3 percent compared with the previous fiscal year.  Of this total, all segments, excluding the Financial Services segment, used 14.9 billion yen of net cash in investing activities, a decrease of 416.2 billion yen, or 96.5 percent, compared with the previous fiscal year.  The Financial Services segment used 873.6 billion yen in net cash, an increase of 596.9 billion yen, or 215.7 percent compared with the previous fiscal year.

During the fiscal year ended March 31, 2008, semiconductor fabrication equipment was purchased and Sony ATV acquired Famous Music, a U.S.-based music publishing company.  Partially offsetting these uses of net cash were proceeds from the sale of a portion of SFH shares, the sale of “The Sony Center am Potsdamer Platz” in Berlin and the sale of a portion of the site of Sony’s former headquarters.  Within the Financial Services segment, payments for investments and advances, carried out primarily at Sony Life and at Sony Bank, where operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.

Compared with the previous fiscal year, net cash used in investing activities during the fiscal year ended March 31, 2008 decreased significantly within all segments, excluding the Financial Services segment, primarily due to the sale of a portion of SFH shares.  On the other hand, net cash used in investing activities within the Financial Services segment increased significantly compared to the previous fiscal year primarily because the increase in payments for investments and advances, carried out primarily at Sony Life and Sony Bank, exceeded the increase in proceeds from the maturities of marketable securities, sales of securities investments and collections of advances compared with the previous fiscal year.

In all segments, excluding the Financial Services segment, net cash provided by operating and investing activities combined was 504.2 billion yen, an increase of 629.7 billion yen as compared to net cash used of 125.5 billion yen in the previous fiscal year ended March 31, 2007.

Financing Activities: During the fiscal year ended March 31, 2008, 505.5 billion yen of net cash was provided by financing activities.  Of the total, 12.1 billion yen of net cash was used in financing activities within all segments, excluding the Financial Services segment, a decrease of 71.7 billion yen compared to the 59.6 billion yen in net cash generated by financing activities in the previous fiscal year.  This was primarily due to the fact that straight bonds were redeemed during the fiscal year ended March 31, 2008.

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

Information of Cash Flows Separating Out the Financial Services Segment (Unaudited)

The following charts show Sony’s unaudited cash flow information for all segments, excluding the Financial Services segment, and for the Financial Services segment alone.  These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and all other segments excluding the Financial Services segment are eliminated in the consolidated figures shown below.

	Fiscal Year Ended March 31
Financial Services segment	2007	2008
	(Yen in millions)

Net cash provided by operating activities	256,540	242,610
Net cash used in investing activities	(276,749)	(873,646)
Net cash provided by financing activities	179,627	491,709

Net increase (decrease) in cash and cash equivalents	159,418	(139,327)
Cash and cash equivalents at beginning of the fiscal year	117,630	277,048

Cash and cash equivalents at end of the fiscal year	277,048	137,721

	Fiscal Year Ended March 31
Sony without the Financial Services segment	2007	2008
	(Yen in millions)

Net cash provided by operating activities	305,571	519,112
Net cash used in investing activities	(431,086)	(14,925)
Net cash provided by (used in) financing activities	59,598	(12,100)
Effect of exchange rate changes on cash and cash equivalents	3,300	(66,228)

Net increase (decrease) in cash and cash equivalents	(62,617)	425,859
Cash and cash equivalents at beginning of the fiscal year	585,468	522,851

Cash and cash equivalents at end of the fiscal year	522,851	948,710

	Fiscal Year Ended March 31
Consolidated	2007	2008
	(Yen in millions)

Net cash provided by operating activities	561,028	757,684
Net cash used in investing activities	(715,430)	(910,442)
Net cash provided by financing activities	247,903	505,518
Effect of exchange rate changes on cash and cash equivalents	3,300	(66,228)

Net increase in cash and cash equivalents	96,801	286,532
Cash and cash equivalents at beginning of the fiscal year	703,098	799,899

Cash and cash equivalents at end of the fiscal year	799,899	1,086,431

LIQUIDITY AND CAPITAL RESOURCES

The description below covers basic financial policy and figures for Sony’s consolidated operations except for the Financial Services segment and So-net, which secure liquidity on their own.  Furthermore, the Financial Services segment is described separately at the end of this section.

Liquidity Management and Market Access

An important financial objective of Sony is to maintain the strength of its balance sheet, while securing adequate liquidity for business activities.  Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to country regulations) and the unused amount of committed lines of credit.  Sony’s basic liquidity management policy is to secure sufficient liquidity throughout the relevant fiscal year, covering such factors as 50 percent of monthly consolidated sales and repayments on debt that comes due within six months.

Funding requirements that arise from maintaining liquidity are principally covered by free cash flow generated from business operations and by the cash balance, however, as needed, Sony has demonstrated the ability to procure funds from the financial and capital markets.  In the event financial and capital markets became illiquid, based on its current forecasts, Sony could sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its cash balance.

For the fiscal year ended March 31, 2009, Sony’s cash flow from operations deteriorated mainly due to a sharp decline in profitability after September 2008.  To maintain a minimum level of cash balance, Sony raised funds mainly from the Japanese CP market towards the end of the fiscal year ended March 31, 2009.  The recent condition of the Japanese CP market has improved from that of the autumn of 2008, however, in the event Sony has difficulty obtaining financing due to a deterioration in the Japanese CP market, Sony does not anticipate difficulty in maintaining liquidity by utilizing other sources of financing, such as bank loans (including committed lines of credit).  Based on its current business forecast, Sony anticipates maintaining the ability to repay all debts maturing within one year with existing cash balances and, if necessary, committed lines of credit.

Sony procures funds mainly from the financial and capital markets through Sony Corporation and SGTS, a finance subsidiary in the U.K. Sony Corporation issued domestic straight bonds totalling 257.5 billion yen (37.5 billion yen in December 2008, 220.0 billion yen in June 2009), under a bond shelf registration filed in Japan.  Proceeds of these issues have been and will be used for the redemption of corporate bonds and CP.  Also, in order to meet working capital requirements, Sony Corporation and SGTS maintain CP programs which have the ability to access the Japanese, the U.S. and European CP markets, subject to prevailing market conditions.  As of March 31, 2009, the CP program limit amounts translated into yen was 1,187.6 billion yen in total for Sony Corporation and SGTS, and the total amount of CP issued under these programs, translated into yen was 172.5 billion yen, which was mainly issued in the Japanese CP market.

Sony typically raises funds through the aforementioned straight bonds, CP programs and bank loans (including syndicated loans), in the unlikely event Sony could not access liquidity from these sources, and Sony can also draw on committed lines of credit from various financial institutions.  In November 2008, Sony increased yen-based committed lines of credit contracted with Japanese financial institutions (increased to 475 billion yen, from 150 billion yen, effective for three years, due November 2011).  In December 2008, Sony established a new multi-currency committed line of credit with Japanese financial institutions (in the amount of 1.5 billion U.S. dollars effective for five years, due December 2013).  These contracts were aimed at securing sufficient liquidity in a quick and stable manner even in the event of financial and capital markets turmoil seen since September 2008.  Sony had a total, translated into yen, of 1,047.3 billion yen in committed lines of credit, none of which had been used as of March 31, 2009.  As a part of such committed lines of credit, Sony also had a multi-currency committed line of credit contracted with a syndicate of global banks (translated into yen of 420.4 billion yen), which expired on April 1, 2009.  Sony renegotiated these multi-currency committed lines of credit with a reduced commitment amount (translated into yen of 183.7 billion yen) on April 1, 2009.  As a result, Sony has a total, translated into yen, of 810.6 billion yen in committed lines of credit as of April 1, 2009.

In the event of a downgrade in Sony’s credit ratings, even though the cost of some of those borrowings could increase, there are no financial covenants in any of Sony’s material financial agreements that would cause an acceleration of the obligation or any impairment on the ability to drawdown on unused facilities.  Furthermore, there are no restrictions on the uses of most proceeds except that certain borrowings may not be used to acquire securities listed on a U.S. stock exchange or traded over-the-counter in the U.S. in accordance with the rules and regulations issued by authorities such as the Board of Governors of the Federal Reserve Board.

Ratings

Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets.

In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s Investors Service (“Moody’s”) and Standard and Poor’s Rating Services (“S&P”).  In addition, Sony maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital markets.

Sony’s current debt ratings from each agency as of June 19, 2009 are noted below:

	Moody’s	S&P	R&I
Long-term debt	A3 (Outlook: negative)	A- (Outlook: negative)	AA- (Outlook: negative)
Short-term debt	P-2	A-2	a-1+

Cash Management

Sony manages its global cash management activities mainly through SGTS.  The excess or shortage of cash at most of Sony’s subsidiaries is invested or funded by SGTS on a net basis, although Sony recognizes that fund transfers are limited in certain countries and geographical areas due to restrictions on capital transactions.  In order to pursue more efficient cash management, cash surpluses among Sony’s subsidiaries are deposited with SGTS and cash shortfalls among subsidiaries are covered by loans through SGTS, so that Sony can invest excess cash balances and reduce third-party borrowings.

Financial Services segment

The management of SFH, Sony Life, Sony Assurance and Sony Bank recognizes the importance of securing sufficient liquidity to cover the payment of obligations that these companies incur in the ordinary course of business.  Sony Life, Sony Assurance and Sony Bank maintain a sufficient cash balance and secure sufficient means to meet their obligations while abiding by regulations, such as the Insurance Business Act or the Banking Act of Japan, imposed by the Financial Services Agency (“FSA”), and other regulatory authorities as well as establishing and operating under company guidelines that comply with these regulations.  Cash inflows for Sony Life and Sony Assurance come mainly from policyholders’ insurance premiums, and Sony Life and Sony Assurance keep sufficient liquidity in the form of investments primarily in various securities.  Sony Bank, on the other hand, uses its cash inflows, which come mainly from customers’ deposits in local or foreign currencies, in order to offer mortgage loans to individuals or to make bond investments, and establish a necessary level of liquidity for the smooth settlement of transactions.

SFH currently has an AA- rating from R&I for issuer ratings.  Sony Life currently has ratings from four rating agencies: A+ from S&P for insurer financial strength rating, Aa3 from Moody’s for insurance financial strength rating, AA from R&I for insurance claims paying ability and AA from the Japan Credit Rating Agency Ltd. for ability to pay insurance claims.  Sony Bank obtained an A- rating from S&P for its long-term local/foreign currency issuer ratings, an A-2 rating from S&P for its short-term local/foreign currency issuer rating and an AA- rating from the Japan Credit Rating Agency Ltd. for long-term senior debt rating.

RESEARCH AND DEVELOPMENT

It is necessary for Sony to continue technological innovation in order to maintain group-wide growth.  Sony believes that technology made possible by our research and development activities is key to the differentiation of products in existing businesses and the source of creating value in new businesses.

Research and development is focused in four key domains: a common development platform technology for home and mobile electronics, and semiconductor, device, and software technologies, which are essential for product differentiation and for creating value-added products.

Research and development costs for the fiscal year ended March 31, 2009 decreased 23.3 billion yen, or 4.5 percent, to 497.3 billion yen compared with the previous fiscal year.  The ratio of research and development costs to sales (which excludes Financial Services segment revenue) increased from 6.3 percent to 6.9 percent.  Expenses in the Electronics segment decreased 14.8 billion yen, or 3.4 percent, to 423.9 billion yen and expenses in the Game segment decreased 4.5 billion yen, or 5.8 percent, to 72.6 billion yen.  In the Electronics segment, approximately 68 percent of expenses were for the development of new product prototypes while the remaining 32 percent were for the development of mid- to long-term new technologies in such areas as next generation displays, semiconductors, new materials and software.  Consolidated research and development costs for the fiscal year ending March 31, 2010 are expected to decrease by 3.5 percent to 480 billion yen.

Research and development costs for the fiscal year ended March 31, 2008 decreased 23.4 billion yen, or 4.3 percent, to 520.6 billion yen compared with the previous fiscal year.  The ratio of research and development costs to sales (which excludes Financial Services segment revenue) decreased from 7.1 percent to 6.3 percent.  Expenses in the Electronics segment decreased 1.6 billion yen, or 0.4 percent, to 438.7 billion yen and expenses in the Game segment decreased 20.8 billion yen, or 21.2 percent, to 77.1 billion yen.  In the Electronics segment, approximately 65 percent of expenses were for the development of new product prototypes while the remaining 35 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications and displays.  In the Game segment, research and development costs decreased mainly due to the decline in costs related to PS3.

Research and development costs for the fiscal year ended March 31, 2007 increased 12.1 billion yen, or 2.3 percent, to 543.9 billion yen compared with the previous fiscal year.  The ratio of research and development costs to sales (which excludes Financial Services segment revenue) decreased from 7.8 percent to 7.1 percent.  Expenses in the Electronics segment increased 22.2 billion yen, or 5.3 percent, to 440.4 billion yen, whereas expenses in the Game segment decreased 10.8 billion yen, or 9.9 percent, to 97.9 billion yen.  In the Electronics segment, approximately 62 percent of expenses were for the development of new product prototypes while the remaining 38 percent were for the development of mid- to long-term new technologies in such areas as semiconductors, communications and displays.  In the Game segment, research and development costs decreased mainly due to the completion of most of the research and development phase related to the PS3.

TREND INFORMATION

This section contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and applies to this entire document.

Issues Facing Sony and Management’s Response to those Issues

The financial crisis that began with the sub-prime loan problem in 2007 disrupted the global economy and, from fall 2008, the global economic situation grew more severe.  The operating environment for Sony also became severe, with decreased demand and intensified pressure on pricing resulting from the slowdown of the global economy, appreciation of the yen, and a significant decline in the Japanese stock market.  As a result, both an operating loss and a net loss have been recorded in Sony’s consolidated results for the fiscal year ended March 31, 2009.

To respond to the severe operating environment, which may last through the fiscal year ending March 31, 2010, Sony is implementing measures, particularly in the electronics business, to reform its operational structure with a priority on speed and profitability.  In these areas, in addition to certain short-term measures that Sony has already undertaken, including adjusting production, lowering inventory levels and reducing operational expenses, Sony also intends to curtail or delay portions of its investment plans, downsize or withdraw from unprofitable or non-core businesses, realign Japanese and overseas manufacturing sites, reallocate its workforce, and reduce headcount.  Furthermore, in the other businesses, Sony intends to implement restructuring across the Sony Group, as well as substantially reduce advertising and marketing expenses, logistics and other expenses.  With these measures, Sony is working to reduce costs throughout the Sony Group by more than 300 billion yen in the fiscal year ending March 31, 2010, compared to the fiscal year ended March 31, 2009.

Sony expects restructuring charges to total approximately 110 billion yen in the fiscal year ending March 31, 2010, compared with the 75.4 billion yen recorded in the fiscal year ended March 31, 2009.  In addition, capital expenditures for the fiscal year ended March 31, 2009 totaled 332.1 billion yen, which was significantly lower than the original forecast.  Consolidated capital expenditures for the fiscal year ending March 31, 2010 are expected to decrease 25 percent to 250 billion yen primarily within the electronics business.  For the electronics business, capital expenditures in the semiconductor business during the fiscal year are expected to decrease by approximately 45 billion yen to approximately 35 billion yen due to a decrease in the amount invested in image sensors.

In order to fundamentally improve the operations of its electronics and game businesses, as of April 1, 2009, Sony implemented a major reorganization.  Through the strategic integration of the electronics and game businesses, Sony believes it has enhanced the organizational structure designed to produce networked products and services and, along with the establishment of a horizontal platform for software development and another for manufacturing, logistics, and procurement, Sony is striving to deliver to its customers, at a competitive cost and in a timely manner, networked products and services that can communicate seamlessly with a common user interface.

Additionally, Sony is implementing the following employment-related measures at Sony Corporation to respond to the significant deterioration of operating results:

Remuneration

•	Corporate Executive Officer and Corporate Executive bonuses for the fiscal year ended March 31, 2009 were substantially reduced. In addition, fixed remuneration was decreased from April 2009.

•	In particular, the three Representative Corporate Executive Officers as of March 31, 2009 waived their entire bonuses for the fiscal year ended March 31, 2009.

•	With regard to management level employees, bonuses were reduced significantly and base salaries were reduced from April 2009.

Early Retirement Program

•	In order to optimize human resources, Sony has implemented an early retirement program supporting employees who take up new opportunities beyond the Sony Group.

Below is a description of the issues management believes each business continues to face and an explanation as to how each business is approaching those issues, including the above measures it has taken to reduce costs.

Electronics

Sony plans to undertake the following cost reduction measures:

Realignment of manufacturing sites:

By advancing initiatives, including rationalizing its manufacturing operations, shifting and aggregating manufacturing to lower-cost countries and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs), Sony has decided to reduce its manufacturing site count by eight, four in Japan and four overseas.  With the transfer or closure of these manufacturing sites, Sony’s total manufacturing site count will be reduced to 49 by December 31, 2009.

Workforce reallocation and headcount reduction:

Through measures including the realignment of its manufacturing sites, a review of its development and design structure and the streamlining of its sales and administrative functions, Sony is implementing a company-wide rationalization of its operations, including its headquarters functions.  Sony is reallocating and optimizing its workforce through programs including work reassignments and outplacements.  As a result of these measures, by March 31, 2010, Sony plans to reduce worldwide headcount within the electronics business by approximately 8,000, out of approximately 160,000 as of September 30, 2008.  Concurrently, Sony is also reducing the headcount of its outsourced workforce.

Measures being implemented in the LCD Television and Semiconductor businesses include the following:

LCD Television Business

Manufacturing Operations

•	Regarding overseas manufacturing sites, Sony postponed investment in production expansion at the Nitra plant in Slovakia, reduced production at the Barcelona plant in Spain, discontinued its operations at the Pittsburgh, PA plant in the U.S. in February 2009, and plans to discontinue operations at the Mexicali plant in Mexico by the end of September 2009.

•	In Japan, Sony intends to cease television design and manufacturing at Sony EMCS Corporation’s Ichinomiya Technology Center in June 2009, with its operations to be consolidated at Inazawa Technology Center.

•	With growth in emerging markets causing more models to be sold at entry-level prices, Sony intends to further the use of OEMs and ODMs in the mid- to long-term, and intends to promote an “asset light” strategy to increase investment efficiency by achieving a sound balance between investment and returns.

Design Operations

•	Sony is creating global standards for hardware basic design and software and integrating its design and development resources around the world.

•	Certain aspects of software development have been outsourced to offshore vendors, for example, in India.

•	Sony is targeting a global headcount reduction of approximately 30 percent across its television design operations and related administrative functions by the end of the fiscal year ending March 31, 2010 compared with September 30, 2008.

In connection with Sony’s strategy for procuring panels, an important issue for improving profitability in the television business, Sony obtains its supply of amorphous thin film transistor (“TFT”) LCD panels from the 7th and 8th generation production lines at S-LCD.  The production lines of the 7th and the first 8th generation have a production capacity of 130,000 substrates and 70,000 substrates of mother glass per month, respectively.  Furthermore, S-LCD started operations at its second 8th generation LCD panel production line in June 2009.  S-LCD plans to expand the capacity of its second 8th production line to 70,000 substrates of mother glass per month by the end of December 2009.

In addition to S-LCD, in order to secure a stable supply of cost-competitive panels in the mid- to long-term, Sony signed a non-binding memorandum of intent with Sharp in February 2008 to establish a joint venture to manufacture amorphous TFT LCD panels and modules on a 10th generation production line.  On January 29, 2009, faced with the changes in the world economy, Sony and Sharp amended and extended this non-binding memorandum of intent to confirm their mutual intent to postpone the targeted establishment of the joint venture until March 2010, approximately one year later than the originally scheduled date of April 2009.  Sharp and Sony will, through continued discussion of how the two companies can best deploy their resources and expertise, continue to negotiate in good faith and have set June 30, 2009 as the target date by which to enter into a definitive agreement to establish a joint venture.

Semiconductor Businesses

In the fiscal year ended March 31, 2008, Sony reviewed its investment policy in the semiconductor business, deciding to continue to focus on the growth area of CCDs and CMOS image sensors while streamlining and downsizing the production equipment and assets of system LSI for the Game business, pursuant to its “asset light” strategy.  As a part of this strategy, in March 2008 Sony sold to Toshiba Corporation (“Toshiba”) production equipment for high-performance semiconductors such as the “Cell Broadband EngineTM” processor and the “RSX” graphics engine for PLAYSTATION®3 (“PS3”), installed in the Nagasaki Technology Center of Sony Semiconductor Kyushu Corporation.  Nagasaki Semiconductor Manufacturing Corporation, a joint venture, was established by Toshiba, Sony Corporation and Sony Computer Entertainment and commenced operations on April 1, 2008 to produce such high-performance semiconductors with the production equipment made available to the joint venture by Toshiba.  In addition, on March 31, 2008, upon the expiration of their contract, Sony and Toshiba terminated Oita TS Semiconductor Corporation, a manufacturing joint venture located within Toshiba’s Oita Operations.  Following the termination of the joint venture, Sony sold the related manufacturing equipment to Toshiba on April 1, 2008.

Going forward, Sony intends to expand the “asset light” strategy implemented in the Game-related system LSI area described above to image sensors.  One aspect of this expansion will be to reduce investment expenditures by outsourcing to third parties a portion of its planned increase in manufacturing capacity for CMOS image sensors for use in mobile phones.

Game

Sony intends to expand the PS3 and PSP platform through an enhanced line-up of software.  Sony will strive to expand the business by providing content through both packaged software and utilizing network capabilities, and to improve the profitability of PS3 through hardware cost reduction measures, including reducing the size of key semiconductors and the number of components.  At the same time, Sony will aim to improve profitability of the entire game business by actively engaging in the development of non-game content and services, and by expanding its interactive entertainment offerings.

Pictures

In the pictures business, Sony faces intense competition, rising expenses, including advertising and promotion expenses, a mature home entertainment market, increasingly limited access to third party financing, and a growing trend toward digital piracy.  To meet these challenges, Sony is working to produce and acquire a diversified portfolio of motion picture and television product with broad worldwide appeal for distribution in all media and other emerging platforms, including digital download.

Music

The music industry has operated in a challenging market environment for several years now with the ongoing decline in physical sales not yet offset by the continued growth in the digital market.  This trend is expected to continue in the medium term.  The growing digital business holds significant potential with the launch of new initiatives and introduction of innovative products in the digital marketplace.  Against this market backdrop,

Sony’s music business continues to invest in and develop new and existing artist talent, and is pursuing growing new business revenue streams such as live concerts, artist management, and sponsorships.

Financial Services

Sony is confronted by changes in the financial services industry as a result of the deregulation and liberalization of additional insurance premiums, postal privatization, the complete lifting of the ban on the sale of insurance products by banks, and the flexible firewall regulations between banks and securities companies in Japan.  Sony also faces macroeconomic changes including Japan’s declining population, low birthrate and growing proportion of elderly citizens.  In response to this changing environment, each of Sony’s financial services businesses, which are latecomers to the life insurance, non-life insurance and banking industries, makes use of distinctive, individual industry-specific business models and plans to achieve further business expansion and even higher levels of customer satisfaction.

On October 11, 2007, in conjunction with the global initial public offering of shares of SFH, the shares of SFH were listed for trading on the First Section of the Tokyo Stock Exchange.  This offering aimed to achieve the efficient redistribution of management resources within the Sony Group as a whole, and establish SFH’s self financing, which is necessary for the further expansion of its financial businesses and independent growth.  Following this global offering, SFH remains a consolidated subsidiary with Sony Corporation as the majority shareholder, holding 60 percent of shares issued by SFH.

Sony Life has been building an investment portfolio mainly comprised of long-term bonds, in order to manage investment risks and ensure stable mid- to long-term returns.  Based on this policy, Sony Life has increased and will increase gradually its investment in long-term bonds during this fiscal year.  In addition, to mitigate the increasing risk of a decline in stock prices, Sony Life has reduced the balance of equity assets such as stocks and convertible bonds.

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On an ongoing basis, Sony evaluates its estimates, which are based on historical experience, future projections and various other assumptions that are believed to be reasonable under the circumstances.  The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of expenses that are not readily apparent from other sources.  Actual results may differ from these estimates.  Sony considers an accounting policy to be critical if it is important to its financial condition and results, and requires significant judgment and estimates on the part of management in its application.  Sony believes that the following represents its critical accounting policies.

Investments

Sony’s investments include debt and equity securities accounted for under both the cost and equity method of accounting.  If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings.  Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities.  Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of credit condition of the issuers, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

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

The assessment of whether a decline in the value of an investment is other-than-temporary is often subjective in nature and involves certain assumptions and estimates concerning the expected operating results, business plans and future cash flows of the issuer of the security.  Accordingly, it is possible that investments in Sony’s portfolio that have had a decline in value that Sony currently believes to be temporary may be determined to be other-than-temporary in the future based on Sony’s evaluation of subsequent information such as continued poor operating results, continuing broad declines in the value of worldwide equity markets and the effect of worldwide interest rate fluctuations.  As a result, unrealized losses recorded for investments may be recognized and reduce income in future periods.

Valuation of inventory

Sony values its inventory based on the lower of cost or market.  Sony writes down inventory in an amount equal to the difference between the cost of the inventory and the net realizable value — i.e., estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal.  Sony writes down the value of its inventory when the underlying parts, components or products have become obsolete, when inventory levels exceed the amount expected to be used, or when the value of the inventory is otherwise recorded at a higher value than net realizable value.  As a result, if actual market conditions are less favorable than projected and further price decreases are needed, additional inventory write-downs may be required in the future.

Impairment of long-lived assets

Sony reviews the recoverability of the carrying value of its long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable.  Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows.  This review is primarily performed using estimates of future cash flows by product category (e.g. LCD rear-projection televisions) or, in certain cases, by entity.  If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value.  Fair value is determined using the present value of estimated net cash flows or comparable market values.  This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in Sony’s businesses or assumptions could negatively affect the valuations of long-lived assets.

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

The deterioration of the business climate and its continued financial impact on the Electronics and Game segments in the second half of calendar year 2008 and into early calendar year 2009 was considered a circumstance which indicated that the carrying amounts of the assets or asset groups in those segments may not have been recoverable.  As such, Sony tested the long-lived assets of the Electronics and Game segments, which consisted primarily of property, plant and equipment, by comparing carrying values of assets or asset groups with estimated undiscounted future cash flows.  Impairment charges as a result of the testing are included in the amounts described below.

During the fiscal year ended March 31, 2009, Sony recorded impairment charges for long-lived assets totaling 17,370 million yen which did not include any individually significant charges.  These charges also partially related to restructuring activities undertaken, primarily in the Electronics segment.  The estimates of undiscounted cash flows for the recoverability testing and discounted cash flows for determining fair value reflected Sony’s revised business plans and the deteriorated business climate, particularly the timing and rate of the future business recovery, and required significant judgment.  In order to evaluate the sensitivity of the estimates used in the impairment recoverability, Sony applied a hypothetical 10 percent decrease to the estimated undiscounted cash flows used in the recoverability tests for each asset or asset group.  As of March 31, 2009, a hypothetical 10 percent decrease to those undiscounted cash flows would not have resulted in a material impact on Sony’s results of operations or financial position.

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

Goodwill impairment is determined using a two-step process.  The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill.  Reporting units are Sony’s operating segments or one level below the operating segments (e.g. Sony Music Entertainment (Japan) Inc. (“SMEJ”) which is included in All Other or Sony’s U.S. based Disc Manufacturing business which is included in the Electronics segment).  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is not performed.  If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any.  The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.  If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.  That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.  Other intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value.  If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions.  Similarly, estimates and assumptions are used in determining the fair value of other intangible assets.  These estimates and assumptions could significantly impact whether or not an impairment charge is recognized as well as the magnitude of any such charge.  In its impairment review, Sony performs internal valuation analyses or utilizes third-party valuations when management believes it to be appropriate, and considers other market information that is publicly available.  Estimates of fair value are primarily determined using a discounted cash flow analysis.  This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

Sony’s annual test of impairment for goodwill and intangible assets with an indefinite life coincided with the deterioration of the business climate and its continued financial impact on the Electronics and Game segments in the second half of calendar year 2008 and into early calendar year 2009.  For substantially all the reporting units, fair value was determined using a discounted cash flow analysis.  Except as described below, fair value exceeded the carrying amount of the reporting units with goodwill or intangible assets with an indefinite life, and therefore no impairment existed and the second step of the impairment test was not required.  As a result, no material impairments of goodwill or intangible assets with an indefinite life were recorded beyond the impairments described below.  The expected future cash flow forecast, which reflected Sony’s revised business plans and the deteriorated business climate, required significant judgment, particularly regarding the timing and rate of the future business recovery.  When testing goodwill for impairment, consideration was given to Sony’s market capitalization in relation to the sum of the calculated fair values of the reporting units, including reporting units with no goodwill, and taking into account corporate level assets and liabilities not assigned to individual reporting units as well as a reasonable control premium.  Sony believes that the overall recent decrease in market capitalization, which has resulted in the market capitalization falling below the net asset value of Sony, is not representative of a long-term decrease in the value of the underlying reporting units.

During the fiscal year ended March 31, 2009, Sony recorded an impairment loss of 7,961 million yen for reporting units in All Other.  Of this impairment loss, 7,655 million yen was related to goodwill recorded for Sony’s acquisition in the first quarter of the fiscal year ended March 31, 2009 of Gracenote, Inc. (“Gracenote”), a company that provides technology and services for digital media identification, enrichment and recommendation.  The impairment charge for Gracenote reflects the impact of weakened economic conditions, which resulted in lower growth forecasts for several key markets serviced by Gracenote, including the automotive and mobile communications markets.  The valuation of Gracenote also decreased due to the use of a higher discount rate in calculating the present value of future cash flows to reflect higher perceived economic risk due to the economic downturn.

The carrying amounts of goodwill by segment as of March 31, 2009 are as follows:

Yen in millions

Electronics	83,003
Game	123,432
Pictures	107,478
Financial Services	3,020
All Other	127,025

Total	443,958

Management believes that the estimates of future cash flows and fair value used in the goodwill impairment tests are reasonable; however, in the future, changes in estimates resulting in lower than currently anticipated cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and other intangible assets in the future.  Two of the most significant assumptions applied to estimated cash flows involved in the determination of fair value of the reporting units were the discount rates and perpetual growth rates applied to determine terminal values used in the discounted cash flow analysis.  The discount rates used in the cash flow models for the goodwill impairment testing for the fiscal year ended March 31, 2009 considered market and industry data as well as specific risk factors for each reporting unit.  The perpetual growth rates for the individual reporting units, for purposes of the terminal value determination, were generally set after an initial three-year forecasted period and were based on historical experience, market and industry data.  In order to evaluate the sensitivity of the fair value calculations on the impairment analysis, Sony applied a hypothetical 10 percent decrease to the fair value of each reporting unit.  As of March 31, 2009, a hypothetical 10 percent decrease to the fair value of each reporting unit would have resulted in one reporting unit in the Pictures segment failing the first step of the goodwill impairment test.  This reporting unit had 93,509 million yen of goodwill as of March 31, 2009.  Had the second step of the impairment test been applied, an impairment charge may have been necessary.  Other than this, a hypothetical 10 percent decrease to the fair value of each reporting unit would not have resulted in a step two test being undertaken for any other reporting unit.

Pension benefit costs

Employee pension benefit costs and obligations are dependent on certain assumptions including discount rates, retirement rates and mortality rates, which are based upon current statistical data, as well as expected long-term rates of return on pension plan assets and other factors.  Specifically, the discount rate and expected long-term rate of return on pension plan assets are two critical assumptions in the determination of periodic pension costs and pension liabilities.  Assumptions are evaluated at least annually, or at the time when events occur or circumstances change and these events or changes could have a significant effect on these critical assumptions.

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

Sony’s principal pension plans are its Japanese pension plans.  Foreign pension plans are not significant individually or in the aggregate to total pension plan assets and pension obligations.

To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 2.2 percent for its Japanese pension plans as of March 31, 2009.  The discount rate was determined by using currently available information about rates of return on high-quality fixed-income investments available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments.  Such available information about rates of returns is collected from published market information and credit rating agencies.  The 2.2 percent discount rate represents a 10 basis point decrease from the 2.3 percent discount rate used for the fiscal year ended March 31, 2008 and reflects current Japanese market interest rate conditions.  For Japanese pension plans, a 10 basis point decrease in the discount rate would increase pension costs by approximately 0.8 billion yen for the fiscal year ending March 31, 2010.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of pension plan assets.  Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets.  The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable.  While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long term return consistent with the long term nature of the corresponding pension liabilities.  For Japanese pension plans, the expected long-term rate of return on pension plan assets was 4.0 percent and 3.9 percent as of March 31, 2008 and 2009, respectively.  The actual return on pension plan assets for the fiscal years ended March 31, 2008 and 2009 was an 8.5 percent loss and a 16.2 percent loss, respectively.  Actual results that differ from the expected return on pension plan assets are accumulated and amortized as a component of pension costs over the average future service period, thereby reducing the year-to-year volatility in pension costs.  As of March 31, 2008 and 2009, Sony had net actuarial losses of 242.1 billion yen and 338.0 billion yen, respectively, including losses related to pension plan assets.  For the fiscal year ended March 31, 2009, the net actuarial loss increased due to the difference between the actual rate of return on pension plan assets and the expected long-term rate of return on pension plan assets.  The net actuarial loss reflects the overall unfavorable return on investment over the past several years and will result in an increase in pension costs as they are recognized.

The following table illustrates the effect on the fiscal year ending March 31, 2010 of changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions as of March 31, 2009 constant, for Japanese pension plans.

	Pre-Tax	Pension	Equity
Change in Assumption	PBO	Costs	(Net of Tax)

(Yen in billions)

25 basis point increase / decrease in discount rate	−/+27.2	−/+2.0	+/−1.2
25 basis point increase / decrease in expected long term rate of return on pension plan assets	—	−/+1.1	+/−0.7

Deferred tax asset valuation

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized.  Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets.  Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, Sony’s experience with operating loss carryforwards not expiring unused, as well as prudent and feasible tax planning strategies which would be employed by Sony, if necessary, to prevent net operating loss carryforwards from expiring unutilized.

As a result of losses incurred in recent years, Sony Computer Entertainment Inc. (“SCEI”), Sony Computer Entertainment America Inc. (“SCEA”), and Sony Computer Entertainment Europe Limited (“SCEE”) are each in a three year cumulative pre-tax loss position at March 31, 2009.  A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset.  Sony has concluded that there is sufficient positive evidence to overcome this negative evidence principally through the use of tax planning strategies.  The tax planning strategies include transactions among certain businesses with historically strong earnings and the loss businesses as well as the sales of certain assets that could realize the excess of appreciated value over the tax basis of those assets.  Sony believes that the tax planning strategies coupled with future earnings forecasts of the historically profitable entities would produce sufficient taxable income in the legal entities in the future to fully realize the deferred tax assets at March 31, 2009 (principally in the U.S. and Japan), notwithstanding that some of the expected profitable businesses incurred losses in the fiscal year ended March 31, 2009 and are expected to incur losses in the fiscal year ending March 31, 2010, as a result of the dramatic changes in worldwide economic conditions, the strengthening of the yen, and restructuring actions undertaken by Sony.  Accordingly, no valuation allowance at March 31, 2009 has been recorded.

Notwithstanding the above, the amount of the deferred tax asset considered realizable could be significantly reduced in the future if estimates of future taxable income from the tax planning strategies and forecasted earnings during the tax loss carryforward period are significantly lower than currently estimated due to further deterioration in economic conditions or Sony’s failure to achieve its restructuring objectives.

The amount of the deferred tax assets considered realizable as it relates to SCEI, SCEA and SCEE take into account the uncertain tax positions related to the more likely than not adjustments for Sony’s intercompany transfer pricing.  Such transfer pricing is currently under review by the relevant governments as a result of a competent authority request and applications for Bilateral Advance Pricing Agreements (“APAs”) filed in the U.S., the U.K. and Japan.  Sony is required to estimate the final outcome of those government to government negotiations in recording its tax positions, including the allocation and amount of deferred tax assets among the various legal entities at March 31, 2009.  It is possible that the advance pricing agreement negotiations could result in a different allocation of profits and losses than those estimated by management, and that such allocation could have an adverse impact on the realizability of Sony’s deferred tax assets.  Sony may record adjustments to its provision for uncertain tax positions, and, accordingly, its valuation allowance assessments, as additional evidence becomes available.

The estimate for the valuation of deferred tax assets, which is based on current tax laws and rates in effect at March 31, 2009, reflects management’s judgment and best estimate of the likely future tax consequences of events that have been recognized in Sony’s financial statements and tax returns, the ability to implement various tax planning strategies and, in certain cases, future forecasts, business plans and other expectations about future outcomes.  Changes in existing tax laws or rates could affect actual tax results, and further market or economic deterioration or failure of management to achieve its restructuring objectives could affect future business results, either of which could affect the valuation of deferred tax assets over time.  If future results are less than projected, if APA negotiations result in a different allocation of profits and losses than currently anticipated, if tax planning alternatives are no longer viable or if there is no excess appreciated asset value over the tax basis of the assets contemplated for sale, further valuation allowances may be required in the future to reduce the deferred tax assets to their net realizable value.  These factors and other changes that are not anticipated in current estimates could have a material impact on Sony’s earnings or financial position in the period or periods in which they are recorded.

Film accounting

An aspect of film accounting that requires the exercise of judgment relates to the process of estimating the total revenues to be received throughout a film’s life cycle, subject to the limitations of Statement of Position 00-2, “Accounting by Producers or Distributors of Films.”  Such estimate of a film’s ultimate revenue is important for two reasons.  First, while a film is being produced and the related costs are being capitalized, it is necessary for management to estimate the ultimate revenue, less additional costs to be incurred, including exploitation costs which are expensed as incurred, in order to determine whether the value of a film has been impaired and thus requires an immediate write off of unrecoverable film costs.  Second, the amount of film costs recognized as cost of sales for a given film as it is exhibited in various markets throughout its life cycle is based upon the proportion that current period actual revenues bear to the estimated ultimate total revenues.

Management bases its estimates of ultimate revenue for each film on several factors including the historical performance of similar genre films, the star power of the lead actors and actresses, the expected number of theaters at which the film will be released, anticipated performance in the home entertainment, television and other ancillary markets, and agreements for future sales.  Management updates such estimates on a regular basis based on the actual results to date and estimated future results for each film.  For example, a film that has resulted in lower than expected theatrical revenues in its initial weeks of release would generally have its theatrical, home entertainment and television distribution ultimate revenues adjusted downward; a failure to do so would result in the understatement of amortized film costs for the period.

Future insurance policy benefits

Liabilities for future insurance policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force.  These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality, morbidity, withdrawals and other factors.  Future policy benefits are computed using interest rates ranging from 1.2 percent to 4.8 percent and are based on factors such as market conditions in Japan and expected investment returns.  Mortality, morbidity and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables.  Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses.  While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Sony’s future insurance policy benefits.

RECENTLY ADOPTED ACCOUNTING STANDARDS

Fair value measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 157, “Fair Value Measurements.”  FAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements.  FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.  In February 2008, the FASB issued FASB Staff Positions (“FSP”) No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157.”  FSP No. FAS 157-1 removed certain leasing transactions from the scope of FAS No. 157.  FSP No. FAS 157-2 partially delayed the effective date of FAS No. 157 for Sony until April 1, 2009 for certain nonfinancial assets and liabilities.  In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.”  FSP No. FAS 157-3 clarifies the application of FAS No. 157 in a market that is not active, and was effective upon issuance.  Sony adopted FAS No. 157 on April 1, 2008 with regards to financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.  The adoption of FAS No. 157 as it relates to financial assets and liabilities did not have a material impact on Sony’s consolidated results of operations and financial position.  The adoption of FAS No. 157 as it relates to nonfinancial assets and liabilities that are recognized or disclosed at fair value in Sony’s financial statements on a nonrecurring basis is not expected to have a material impact on Sony’s consolidated results of operations and financial position.

Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.”  FAS No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, various financial instruments and certain other items at fair value that are not currently required to be measured at fair value.  The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings.  Sony adopted FAS No. 159 on April 1, 2008.  Sony did not elect the fair value option for any assets or liabilities that were not previously carried at fair value.  Accordingly, the adoption of FAS No. 159 had no impact on Sony’s consolidated financial statements.  However, its effects on future periods will depend on the nature of instruments held by Sony and its elections under the provisions of FAS No. 159.

Disclosures about derivative instruments and hedging activities

In March 2008, the FASB issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133.”  FAS No. 161 amends and expands the disclosures required by FAS No. 133 to provide more information about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS No. 133 and its interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  Sony adopted FAS No. 161 for disclosures related to the fiscal year ended March 31, 2009.  Since this standard impacts disclosures only, the adoption of FAS No. 161 has no impact on Sony’s results of operations and financial position.

Amendments to the impairment guidance of certain debt securities

In January 2009, the FASB issued FSP No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20.”  FSP No. EITF 99-20-1 amends the impairment guidance in Emerging Issues Task Force (“EITF”) Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets” to make the guidance consistent between EITF Issue No. 99-20 and FAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”  FSP No. EITF 99-20-1 is effective for interim and annual reporting periods ending after

December 15, 2008, and is applied prospectively.  The adoption of FSP No. EITF 99-20-1 did not have a material impact on Sony’s results of operations and financial position.

Disclosures about transfers of financial assets and variable interest entities

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.”  It amends FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to require additional disclosures about transfers of financial assets.  It also amends FASB Interpretation (“FIN”) No. 46 (Revised), “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51,” to require additional disclosures about involvement with variable interest entities (“VIEs”).  Sony adopted FSP No. FAS 140-4 and FIN 46(R)-8 for disclosures related to the fiscal year ended March 31, 2009.  This standard encourages but does not require comparative disclosures for earlier periods at the initial adoption.  Since this standard impacts disclosures only, the adoption of FSP No. FAS 140-4 and FIN 46(R)-8 did not have a material impact on Sony’s results of operations and financial position.

RECENT ACCOUNTING PRONOUNCEMENTS

Accounting for collaborative arrangements

In December 2007, the FASB ratified EITF Issue No. 07-1, “Accounting for Collaborative Arrangements.”  EITF Issue No. 07-1 defines collaborative arrangements and requires that transactions with third parties that do not participate in the arrangement be reported in the appropriate income statement line items pursuant to the guidance in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.”  Income statement classification of payments made between participants of a collaborative arrangement are to be based on other applicable authoritative accounting literature.  EITF Issue No. 07-1 is effective for Sony as of April 1, 2009, and requires retrospective application to all prior periods presented for all collaborative arrangements existing as of the effective date.  Sony is currently evaluating the impact of adopting EITF Issue No. 07-1.

Business combinations

In December 2007, the FASB issued FAS No. 141(R), “Business Combinations,” which applies for Sony prospectively to business combinations for which the acquisition date is on or after April 1, 2009.  FAS No. 141(R) requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date, and requires the assets acquired and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions.  The effect of these changes on future periods will depend primarily on the nature and significance of any acquisitions subject to FAS No. 141(R).  Also, under FAS No. 141(R), changes in deferred tax asset valuation allowances and acquired income tax uncertainties after the acquisition date generally will affect income tax expense in periods subsequent to the acquisition date.  Adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to April 1, 2009 would also apply the provisions of FAS No. 141(R).

In April 2009, the FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” to amend FAS No. 141(R).  FSP No. FAS 141(R)-1 addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period.  If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met.  For Sony, FSP No. FAS 141(R)-1 is effective for assets acquired or liabilities assumed arising from contingencies in business combinations for which the acquisition date is on or after April 1, 2009.  The effect of FSP No. FAS 141(R)-1 will depend on the nature and significance of any acquisitions after the adoption date.

Noncontrolling interests in consolidated financial statements

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.”  FAS No. 160 requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners.  Pursuant to the transition provisions of FAS No. 160, Sony will adopt the statement as of April 1, 2009, via retrospective application of the presentation and disclosure requirements.  The effects on future periods will depend on the nature and significance of any transactions subject to FAS No. 160.

Determination of the useful life of intangible assets

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FAS No. 142, “Goodwill and Other Intangible Assets.”  The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions.  Under FSP No. FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension.  For Sony, FSP No. FAS 142-3 will require certain additional disclosures in future periods after the effective date of April 1, 2009, and application to useful life estimates prospectively for intangible assets acquired after March 31, 2009.  The adoption of FSP No. FAS 142-3 is not expected to have a material impact on Sony’s results of operations and financial position.

Equity method investment accounting

In November 2008, the FASB ratified EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations,” which addresses certain effects of FAS Nos. 141(R) and 160 on an entity’s accounting for equity-method investments.  The consensus indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings.  EITF Issue No. 08-6 is effective for Sony as of April 1, 2009 and its effects on future periods will depend on the nature and significance of any transactions subject to EITF Issue No. 08-6.

Postretirement benefit plan asset disclosures

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.”  FSP No. FAS 132(R)-1 requires additional disclosures about plan assets for sponsors of defined benefit pension and postretirement plans including expanded information regarding investment strategies, major categories of plan assets, and concentrations of risk within plan assets.  Additionally, FSP No. FAS 132(R)-1 requires disclosures similar to those required under FAS No. 157 with respect to the fair value of plan assets such as the inputs and valuation techniques used to measure fair value and information with respect to classification of plan assets in terms of the hierarchy of the source of information used to determine their value.  The disclosures under FSP No. FAS 132(R)-1 are required for annual periods ending after December 15, 2009.  Upon initial application, the provisions of FSP No. FAS 132(R)-1 are not required for earlier periods that are presented for comparative purposes.  Sony is currently evaluating the additional disclosures required by FSP No. FAS 132(R)-1.

Recognition and presentation of other-than-temporary impairments

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.”  The FSP is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred.  The FSP applies to debt securities only and requires separate display of losses related to credit deterioration and losses related to other market factors.  When an entity does not intend to sell a debt security and it is more likely than not that the entity will not have to sell the debt security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income.  In addition, upon adoption of the FSP, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income.  FSP No. FAS 115-2 and FAS 124-2 are effective for Sony as of April 1, 2009.  Sony is currently evaluating the impact of adopting the FSP.

Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.”  FSP No. FAS 157-4 provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed.  FSP No. FAS 157-4 is effective for Sony as of April 1, 2009, and is applied prospectively.  The adoption of FSP No. FAS 157-4 is not expected to have a material impact on Sony’s results of operations and financial position.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Corporation, their date of birth, the year in which they were first elected, their current position at Sony, prior positions, and other principal business activities outside Sony as of June 19, 2009.

Board of Directors

Sir Howard Stringer
Date of Birth: February 19, 1942
Director (Member of the Board) Since: 1999
Corporate Executive Officer Since: 2003
Current Positions within Sony:	Chairman, Chief Executive Officer and President, Representative Corporate Executive Officer Chairman and Chief Executive Officer, Sony Corporation of America Member of the Nominating Committee

Prior Positions:
2005	Chairman and Chief Executive Officer, Sony Corporation
2003	Vice Chairman, Chief Operating Officer in charge of Entertainment Business Group, Sony Corporation
1997	President, Sony Corporation of America
1995	Chairman and Chief Executive Officer, TELE-TV
1988	President, CBS Broadcast Group, CBS Inc.
1986	President, CBS News
Principal Business Activities Outside Sony: None

Ryoji Chubachi
Date of Birth: September 4, 1947
Director (Member of the Board) Since: 2005
Corporate Executive Officer Since: 2004
Current Positions within Sony:	Vice Chairman, Representative Corporate Executive Officer Member of the Nominating Committee

Prior Positions:
2005	President and Electronics Chief Executive Officer, Sony Corporation
2004	Executive Deputy President, Sony Corporation
2003	Executive Vice President, Executive Officer, Sony Corporation
2002	Corporate Senior Vice President, Sony Corporation
1999	Corporate Vice President, Sony Corporation
1977	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Nobuyuki Oneda
Date of Birth: May 6, 1945
Corporate Executive Officer Since: 2004
Current Positions within Sony:	Executive Deputy President, Representative Corporate Executive Officer Chief Financial Officer Director, Sony Financial Holdings Inc.

Prior Positions:
2005	Executive Vice President, Sony Corporation
2003	Senior Vice President, Executive Officer, Sony Corporation
2002	Corporate Senior Vice President, Sony Corporation
2000	Deputy President and Chief Financial Officer, Sony Electronics Inc. (a U.S. subsidiary of Sony Corporation) Group Executive Officer, Sony Corporation
1969	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Yotaro Kobayashi
Date of Birth: April 25, 1933
Outside Director (Member of the Board) Since: 2003
Current Position within Sony: Chairman of the Board and Chair of the Nominating Committee

Principal Business Activities Outside Sony:
Director, Nippon Telegraph and Telephone Corporation
Director, Callaway Golf Company
Prior Positions:
2006	Chief Corporate Advisor, Fuji Xerox Co., Ltd.
1999	Chairman of the Board, Fuji Xerox Co., Ltd.
1992	Chairman and Chief Executive Officer, Fuji Xerox Co., Ltd.
1987	Director, Xerox Corporation
1978	President and Chief Executive Officer, Fuji Xerox Co., Ltd.

Sakie T. Fukushima
Date of Birth: September 10, 1949
Outside Director (Member of the Board) Since: 2003
Current Position within Sony: Chair of the Compensation Committee

Principal Business Activities Outside Sony:
Representative Director & Chairman, Korn/Ferry International-Japan
Director, Benesse Corporation
Prior Position:
2001	Representative Director & Regional Managing Director, Korn/Ferry International-Japan
2000	Managing Director, Korn/Ferry International-Japan

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
Statutory Corporate Auditor, Stanley Electric Co., Ltd.
Director, amana holdings inc.
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
Date of Birth: June 3, 1944
Outside Director (Member of the Board) Since: 2005
Current Position within Sony: Member of the Nominating Committee

Principal Business Activities Outside Sony:
Chairman of the Supervisory Board, NXP B.V.
Director, Telefonaktiebolaget LM Ericsson, Sweden
Director, Mentor Graphics Corporation
Director, Taiwan Semiconductor Manufacturing Company Ltd.
Director, Actis Capital LLP
Director, Dubai International Capital LLC
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
Date of Birth: February 2, 1937
Outside Director (Member of the Board) Since: 2006
Current Position within Sony: Member of the Nominating Committee

Principal Business Activities Outside Sony:
Representative Director, Chairman of the Board, Toyota Motor Corporation
Corporate Auditor, Denso Corporation
Director, Central Japan Railway Company
Prior Positions:
2005	Vice Chairman, Toyota Motor Corporation
1999	President, Toyota Motor Corporation

Ryuji Yasuda
Date of Birth: April 28, 1946
Outside Director (Member of the Board) Since: 2007
Current Position within Sony:	Member of the Audit Committee Director, Sony Financial Holdings Inc.

Principal Business Activities Outside Sony:
Professor, Graduate School of International Corporate Strategy, Hitotsubashi University
Director, Daiwa Securities Group Inc.
Director, Fuji Fire and Marine Insurance Co., Ltd.
Director, Fukuoka Financial Group, Inc.
Director, Shoei Co., Ltd.
Director, Vantec Corporation
Prior Positions:
2003	Chairman, J-Will Partners Co., Ltd.
1996	Managing Director and Chairman, A.T. Kearney, Asia
1991	Director, McKinsey & Company
1986	Principal Partner, McKinsey & Company

Yukako Uchinaga:
Date of Birth: July 5, 1946
Outside Director (Member of the Board) Since: 2008
Current Position within Sony: Member of the Nominating Committee

Principal Business Activities Outside Sony:
Director and Vice Chairman, Benesse Corporation
Chairman of the Board, Chief Executive Officer and President, Berlitz International, Inc.
Director, PARCO Co., Ltd.
Auditor, Sompo Japan Insurance Inc.
Chairman, Japan Women’s Innovative Network
Prior Positions:
2007	Technical Advisor, IBM Japan, Ltd.
2004	Senior Managing Director, IBM Japan, Ltd.

Mitsuaki Yahagi
Date of Birth: March 3, 1948
Outside Director (Member of the Board) Since: 2008
Current Position within Sony: Member of the Compensation Committee

Principal Business Activities Outside Sony:
Representative Director and Chairman of the Board, The Japan Research Institute, Limited
Corporate Auditor, Toray Industries, Inc.
Corporate Auditor, Mitsui Engineering & Shipbuilding Co., Ltd.
Prior Positions:
2005	Deputy President , Sumitomo Mitsui Banking Corporation
2003	Director, Sumitomo Mitsui Financial Group, Inc.
1998	Director, The Sakura Bank, Ltd.

Tsun-Yan Hsieh
Date of Birth: December 29, 1952
Outside Director (Member of the Board) Since: 2008
Current Position within Sony: Member of the Compensation Committee

Principal Business Activities Outside Sony: Senior Advisor, McKinsey & Company
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

Corporate Executive Officers

In addition to Messrs. Stringer, Chubachi and Oneda, the five individuals set forth below are the current Corporate Executive Officers of Sony Corporation as of June 19, 2009.  Refer to “Board Practices” below.

Yutaka Nakagawa
Date of Birth: December 4, 1945
Corporate Executive Officer Since: 2005
Current Positions within Sony:	Executive Deputy President, Officer in charge of Manufacturing, Logistics and Procurement Operation for the Electronics and Game Businesses

Prior Positions:
1999	Corporate Senior Vice President, Sony Corporation
1997	Corporate Vice President, Sony Corporation
1968	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Hiroshi Yoshioka
Date of Birth: October 26, 1952
Corporate Executive Officer Since: 2009
Current Positions within Sony:	Executive Deputy President, President of Consumer Products & Devices Group, Sony Corporation

Prior Positions:
2008	Executive Vice President, Sony Corporation
2005	Senior Vice President, Sony Corporation
2003	Corporate Vice President, Sony Ericsson Mobile Communications AB
2001	President, Sony Ericsson Mobile Communications Japan, Inc
1979	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Keiji Kimura
Date of Birth: April 4, 1952
Corporate Executive Officer Since: 2004
Current Positions within Sony:	Executive Vice President, Officer in charge of Intellectual Property, Information Systems, the B2B Solutions Business and the Disc Manufacturing Business

Prior Positions:
2004	Senior Executive Vice President, Sony Corporation
2003	Senior Vice President, Executive Officer, Sony Corporation
2002	Corporate Senior Vice President, Sony Corporation
2000	Corporate Vice President, Sony Corporation
1977	Entered Sony Corporation
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
Principal Business Activities Outside Sony: None

Kazuo Hirai
Date of Birth: December 22, 1960
Corporate Executive Officer Since: 2009
Current Positions within Sony:	Executive Vice President, President of Networked Products & Services Group, Sony Corporation President and Group Chief Executive Officer, Sony Computer Entertainment Inc.

Prior Positions:
2006	Group Executive Officer, Sony Corporation
President and Group Chief Operating Officer, Sony Computer Entertainment Inc.
2003	President and Chief Executive Officer, Sony Computer Entertainment America
1995	Entered Sony Computer Entertainment America
1984	Entered CBS/Sony Inc. (currently Sony Music Entertainment (Japan) Inc.)
Principal Business Activities Outside Sony: None

Howard Stringer, Ryoji Chubachi, Nobuyuki Oneda, Yutaka Nakagawa, Hiroshi Yoshioka, Keiji Kimura, Nicole Seligman and Kazuo Hirai are engaged on a full-time basis by Sony.  There is no family relationship between any of the persons named above.  There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

Compensation

The aggregate amount of remuneration, including bonuses paid and benefits in kind granted by Sony during the fiscal year ended March 31, 2009 to all Directors and Corporate Executive Officers (refer to “Board Practices” below) of Sony Corporation who served during the fiscal year ended March 31, 2009, as a group (20 people), totaled 2,868 million yen.  Also, as a part of Sony’s incentive compensation arrangements, Sony Corporation issued stock acquisition rights during the fiscal year ended March 31, 2009.  The stock acquisition rights, which represent rights to subscribe for shares of common stock of Sony Corporation, have been granted to the Directors, Corporate Executive Officers, Corporate Executives, Group Executives, and selected employees.  The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant.  A portion of those stock acquisition rights that was granted by Sony during the fiscal year ended March 31, 2009 to the Directors and Corporate Executive Officers confers rights to purchase a total of 757,600 shares of Sony Corporation’s Common Stock.  The exercise price for yen-denominated stock acquisition rights issued on November 18, 2008 was 2,987 yen per share, and the exercise price for U.S. dollar-denominated stock acquisition rights issued on November 18, 2008 was 30.24 U.S. dollars.

Regarding the above compensation plans, refer to Note 17 of the notes to the consolidated financial statements.

Under the current stock-based retirement remuneration (phantom restricted stock plan), which was introduced in the fiscal year ended March 31, 2006, there was no amount accrued for lump-sum severance indemnities by Sony during the fiscal year ended March 31, 2009 for participating Directors and Corporate Executive Officers of Sony Corporation as of March 31, 2009, as a group (19 people).

Regarding the phantom restricted stock plan, points fixed every year by the Compensation Committee are granted to Directors and Corporate Executive Officers every year during his/her tenure in office and at the time of resignation, the remuneration amount shall be calculated by multiplying Sony Corporation’s Common Stock price by accumulated points.  The resigning Directors and Corporate Executive Officers shall purchase Sony Corporation’s Common Stock with this remuneration.  The aggregate number of points granted to participating Directors and Corporate Executive Officers of Sony Corporation as of March 31, 2009, as a group (17 people) totaled 97,200 points.

Board Practices

Sony Corporation has adopted a “Company with Committees” corporate governance system under the Japanese Companies Act (Kaishaho) and related regulations (collectively the “Companies Act”).  Under this system, Sony Corporation has three committees: the Nominating Committee, the Audit Committee and the Compensation Committee.  Under the Companies Act, each committee is required to consist of not less than three Directors, the majority of whom must be outside Directors.  Under the committee system, Directors as such have no power to execute the business of Sony Corporation except for limited circumstances as permitted by law.  The Board of Directors must elect Corporate Executive Officers (Shikko-yaku), who are responsible for the execution of the business of Sony Corporation.  A summary of the governance system adopted by Sony Corporation is set forth below.

The Board of Directors determines fundamental management policy and other important matters related to the management of Sony and oversees the performance of the duties of Directors and Corporate Executive Officers.  Furthermore, the Board of Directors has the power and authority to appoint and dismiss the members of Sony Corporation’s three committees and Corporate Executive Officers.  Under the Companies Act, all Directors must be elected at the General Meeting of Shareholders from the candidates determined by the Nominating Committee.  Under the Companies Act, the term of office of Directors expires at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year after their election.  Directors may serve any number of consecutive terms although, under the Charter of the Board of Directors of Sony Corporation, outside Directors may not be reelected more than five times without the consent of all Directors.  Yotaro Kobayashi, Sakie T. Fukushima, Yoshihiko Miyauchi and Yoshiaki Yamauchi were respectively reelected for the sixth term as an outside Director at the Ordinary General Meeting of Shareholders held on June 19, 2009 upon nomination by the Nominating Committee with the consent of all Directors pursuant to the Charter of the Board of Directors.

The Nominating Committee, which pursuant to the Charter of the Board of Directors of Sony Corporation consists of five or more Directors, determines the content of proposals to be submitted for approval at the General Meeting of Shareholders regarding the appointment and dismissal of Directors.  As stated above, under the Companies Act, a majority of the members of the Nominating Committee must be outside Directors.  In order to qualify as an outside Director under the Companies Act, a Director must be a person (i) who is not a director of Sony Corporation or any of its subsidiaries engaged in the business operations of Sony Corporation or such subsidiaries, as the case may be, or a corporate executive officer or general manager or other employee of Sony Corporation or any of its subsidiaries, and (ii) who has never been a director of Sony Corporation or any of its subsidiaries engaged in the business operations of Sony Corporation or such subsidiaries, as the case may be, or a corporate executive officer or general manager or other employee of Sony Corporation or any of its subsidiaries.  Under the Charter of the Board of Directors of Sony Corporation, at least two members of the Nominating Committee must concurrently be Corporate Executive Officers.  The Nominating Committee is comprised of the following members as of June 19, 2009: Yotaro Kobayashi, who is the Chair of the Nominating Committee and an outside Director; Yoshihiko Miyauchi, Peter Bonfield, Fujio Cho, Yukako Uchinaga and Roland A. Hernandez, who are each outside Directors; and Howard Stringer and Ryoji Chubachi, who are Corporate Executive Officers.

Under the Charter of the Board of Directors of Sony Corporation, the Audit Committee must consist of three or more Directors, a majority of whom, as stated above, must be outside Directors.  In addition, under the Companies Act, a member of the Audit Committee may not concurrently be a director of Sony Corporation or any of its subsidiaries who is engaged in the business operations of Sony Corporation or such subsidiaries, as the case may be, or a corporate executive officer of Sony Corporation or any of its subsidiaries, or an accounting counselor, general manager or other employee of any of such subsidiaries.  Further, under the Charter of the Board of Directors of Sony Corporation, members of the Audit Committee must meet the independence and other equivalent requirements of U.S. securities laws and regulations to the extent applicable to Sony Corporation.  The Audit Committee’s primary responsibility is to review the consolidated and non-consolidated financial statements and business reports to be submitted by the Board of Directors at the General Meeting of Shareholders; to monitor the performance of duties by Directors and Corporate Executive Officers (with respect to structure to ensure the adequacy of the financial reporting process, to enable management to ensure the effectiveness of internal control over financial reporting, to ensure timely and appropriate disclosure and to ensure compliance with any applicable law, Articles of Incorporation and internal policies and rules and status of any other items described in the “Internal Control and Governance Framework” determined or reaffirmed by the Board of Directors in accordance with Article 416, paragraph 1, item (1) of the Companies Act), in each case pursuant to the Companies Act; and to propose the appointment/dismissal or non-reappointment of, approve the compensation of, and oversee and evaluate the work of Sony’s independent auditor and its independence and qualification.  Under the Companies Act, the Audit Committee has a statutory duty to prepare and submit each year its audit report (Kansa-hokoku) to the Corporate Executive Officer designated by the Board of Directors.  A member of the Audit Committee may note his or her opinion in the audit report if it is different from the opinion of the Audit Committee that is expressed in the audit report.

The Audit Committee discusses with Sony Corporation’s independent auditor, PricewaterhouseCoopers Aarata, the scope and results of audits by the independent auditor including their evaluation of Sony Corporation’s internal controls, compatibility with Generally Accepted Accounting Principles in the U.S., and the overall quality of financial reporting.  The Audit Committee makes an assessment of the independence of PricewaterhouseCoopers Aarata by overseeing their activities through regular communications and discussions with them, and by pre-approving audit and non-audit services to be provided.  The Audit Committee is comprised of the following members as of June 19, 2009: Yoshiaki Yamauchi, who is the Chair of the Audit Committee and an outside Director, and Fueo Sumita and Ryuji Yasuda, who are also outside Directors.  Both Yoshiaki Yamauchi and Fueo Sumita are “audit committee financial experts” within the meaning of Item 16A of this report.

As required by the Companies Act, the Compensation Committee determines the policy and the content of compensation, bonus and any other benefits (including equity-related rights or options given for the purpose of stock incentive options) to be received by each Director and Corporate Executive Officer in consideration of the execution of their duties.  In addition to such statutory duties, the Compensation Committee sets policy on the composition of individual compensation to be received by other senior management of Sony Group (Directors or other officers of Sony Group companies whose appointment is subject to approval by the Chief Executive Officer (“CEO”) of Sony Corporation), and also submits proposals to the Board of Directors regarding the issuance of stock acquisition rights for the purpose of granting stock options and other forms of stock price-based compensation utilizing shares etc. of Sony Group, as individual compensation to the aforementioned senior management.  Under the Charter of the Board of Directors, the Compensation Committee shall consist of three or more Directors, and as a general rule, at least one member shall concurrently serve as Corporate Executive Officer; provided, however, that a Director who is the CEO or the COO (Chief Operating Officer) of Sony Group or in any equivalent position shall not be a member of the Compensation Committee.  As stated above, a majority of the members of the Compensation Committee must be outside Directors.  The Compensation Committee is comprised of the following members as of June 19, 2009: Sakie T. Fukushima, who is the Chair of the Compensation Committee and an outside Director, and Mitsuaki Yahagi and Tsun-yan Hsieh, who are also outside Directors.

During the fiscal year ended March 31, 2009, the Board of Directors convened ten times.  The Nominating Committee met four times, the Audit Committee met 15 times and the Compensation Committee met six times.  All 12 outside Directors participated in all meetings of the Board of Directors held during his/her tenure period of the fiscal year ended March 31, 2009 except for Peter Bonfield and Yukako Uchinaga.  (Peter Bonfield participated in nine meetings out of ten; Yukako Uchinaga participated in six meetings out of seven.)  Also, all 12 outside Directors who are members of Committees participated in at least 75 percent of the aggregate number of meetings of each Committee held during the fiscal year ended March 31, 2009, except for Yoshihiko Miyauchi and Yukako Uchinaga (both of Yoshihiko Miyauchi and Yukako Uchinaga are currently members of the Nominating Committee and participated in two meetings out of three held during his/her tenure period of the fiscal year ended March 31, 2009.)  All three outside Directors who are members of the Audit Committee participated in all meetings of the Audit Committee held during the fiscal year ended March 31, 2009.

No Directors have executed service contracts with Sony providing for benefits upon termination of service as a Director.

Under the Companies Act and the Articles of Incorporation of Sony Corporation, Sony Corporation may, by a resolution of the Board of Directors, exempt Directors from liabilities to Sony Corporation to the extent permitted by law arising in connection with their failure to execute their duties.  Also, in accordance with the Companies Act and its Articles of Incorporation, Sony Corporation has entered into a liability limitation agreement with each outside Director that limits the maximum amount of liabilities owed by each outside Director to Sony Corporation arising in connection with their failure to execute their duties to the greater of either 30 million yen or an amount equal to the aggregate sum of the amounts prescribed in each item of Article 425, Paragraph 1 of the Companies Act.

The Board of Directors must appoint one or more Corporate Executive Officers who are authorized to determine matters delegated to them by the Board of Directors.  The Corporate Executive Officers are responsible for conducting all the business operations of Sony within the scope of authority delegated by the Board of Directors.  As of June 19, 2009, there are eight Corporate Executive Officers, some of whom are also Directors.  Significant decision-making authority has been delegated to the CEO and also to each Corporate Executive Officer with respect to investments, strategic alliances and other actions related to the execution of business operations.  Sony Corporation believes that this significant delegation enables Sony to be managed in a dynamic and responsive manner.  The terms of office of Corporate Executive Officers must expire at the conclusion of the first meeting of the Board of Directors held immediately after the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year after their election.  From among the Corporate Executive Officers who as a general rule are also Directors, the Board of Directors shall elect Representative Corporate Executive Officers.  Each Representative Corporate Executive Officer has the statutory authority to represent Sony Corporation in the conduct of its affairs.

(Reference)
At a Board meeting held on April 26, 2006, the Board of Directors reaffirmed the internal control and governance framework in effect as of the date of determination and determined to continue to evaluate and improve such framework going forward, as appropriate.  At a Board meeting held on May 13, 2009 the Board of Directors reaffirmed such internal control and governance framework, as slightly amended, in effect as of the date of determination and determined to continue to evaluate and improve such amended framework going forward, as appropriate.  This determination was required by and met the requirements of the Companies Act.  Details of the determination are posted on the following website:
http://www.sony.net/SonyInfo/IR/library/control.html

For an explanation as to the significant differences between the New York Stock Exchange’s corporate governance standards and Sony’s corporate governance practices, please refer to “Disclosure About Differences in Corporate Governance” in Item 16G or visit Sony’s website at:
http://www.sony.net/SonyInfo/IR/NYSEGovernance.html

Employees

As of March 31, 2009, Sony had approximately 171,300 employees, a decrease of approximately 9,200 employees from March 31, 2008.  During the fiscal year ended March 31, 2009, while employees increased due to the consolidation of SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), the total number of employees decreased significantly due to restructuring and production adjustment implemented in the second half of the fiscal year, mainly at manufacturing sites in non-Japan Asia.  As of March 31, 2009, approximately 63,400 employees were located in Japan and approximately 107,900 employees were located outside Japan.  Approximately 24 percent of the total number of employees were members of labor unions.

As of March 31, 2008, Sony had approximately 180,500 employees, an increase of approximately 17,500 employees from March 31, 2007.  The total number of employees increased as a result of a significant increase in employees at manufacturing sites in East Asia and East Europe with an expansion of business in the Electronics segment.  As of March 31, 2008, approximately 61,000 employees were located in Japan and approximately 119,500 employees were located outside Japan.  Approximately 28 percent of the total number of employees were members of labor unions.

The following table shows the number of employees by segment as of March 31, 2007, 2008 and 2009.

Number of Employees by Segment

	March 31
	2007	2008	2009

Electronics	136,900	154,300	137,400
Game	5,100	5,100	6,500
Pictures	7,300	7,400	7,000
Financial Services	6,600	6,800	7,200
All Other	4,700	4,600	10,500
Unallocated — Corporate employees	2,400	2,300	2,700

Total	163,000	180,500	171,300

The number of employees in the Game segment increased primarily as a result of the removal of Sony Online Entertainment Holdings, Inc and its subsidiaries from the Pictures segment and its addition to the Game segment.  The number of employees in All Other increased primarily due to the consolidation of SONY BMG as of October 1, 2008.

In addition, the average number of employees for the fiscal years ended March 31, 2007, 2008 and 2009 calculated by averaging the total number of employees at the end of each quarter, was 162,900, 175,800 and 179,400 respectively.

Sony generally considers its labor relations to be good.

In Japan, Sony Corporation and several subsidiaries have labor unions.

Regarding labor relations in the Electronics segment by area, in Asia, where Sony owns many manufacturing sites, a few of these sites have labor unions that have union contracts.  In China, most employees are members of the labor unions.  In the U.S., no manufacturing sites have labor unions.  In Europe, Sony generally maintains good labor relations with the Work Councils in each country, and, while some employees belong to unions, they are not eligible for union contracts.

In the Pictures segment, Sony also generally considers its labor relations to be good.  A number of subsidiaries in the Pictures segment are signatories to union contracts.  During the fiscal year ended March 31, 2009, negotiations were successfully concluded with the International Alliance of Theatrical Stage Employees (“IATSE”) for new three-year agreements as follows: New York Local 52 Agreement, New York Local 161 Agreement, the West Coast Studio Locals Agreements, the West Coast Studio Basic Agreement and the West Coast Studio Videotape Agreement.  In addition, negotiations were concluded with the Screen Actors Guild (“SAG”) for a new two-year Basic Agreement and Television Agreement, the Office and Professional Employees (“OPEIU”) Local 174 for a new three year office clerical agreement, the British Columbia (Canada) Council of Unions for a new three-year theatrical and television agreement and the American Federation of Television and Radio Artists (“AFTRA”) for a new three-year agreement covering prime time dramatic programming.  Negotiations have also been concluded and a new agreement is pending ratification by membership in connection with a new three-year Directors Guild of Canada, British Columbia (“DGC-BC”) agreement.  Further, the SAG Basic Cable Agreement and the SAG Television Animation Agreement expired in December 2008; however, negotiations have not been scheduled.  At this time, it is not anticipated that production will be interrupted by these agreements remaining open.  Further, negotiations with the American Federation of Musicians (“AFM”), which commenced in February 2009, are scheduled to reconvene in July 2009.  It is not anticipated that the AFM negotiations will result in production being interrupted.

Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

Share Ownership

The total number of shares of Sony Corporation’s Common Stock beneficially owned by Directors and Corporate Executive Officers (20 people) listed in “Directors and Senior Management” above was approximately 0.01 percent of the total shares outstanding as of May 31, 2009.  Refer to “Board Practices” above.

During the fiscal year ended March 31, 2009, Sony granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock of Sony Corporation, to Directors, Corporate Executive Officers, Corporate Executives, Group Executives, and selected employees.  The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant.  The following table shows the portion of those stock acquisition rights which were granted by Sony to Directors and Corporate Executive Officers as of May 31, 2009 and which were outstanding as of the same date.

	Total number of
Year granted	shares subject to stock
(Fiscal Year ended March 31)	acquisition rights	Exercise price per share
	(in thousands)

2009	530	30.24 U.S. dollars
2009	188	2,987 yen
2008	430	48.15 U.S. dollars
2008	178	5,514 yen
2007	430	40.05 U.S. dollars
2007	167	4,756 yen
2006	335	34.14 U.S. dollars
2006	129	4,060 yen
2005	230	40.34 U.S. dollars
2005	27	3,782 yen
2004	225	40.90 U.S. dollars
2004	7	4,101 yen
2003	215	36.57 U.S. dollars

Prior to the introduction of stock acquisition rights, in order to provide equity-based compensation to selected executives at Sony’s U.S. subsidiaries, Sony Corporation has issued U.S. dollar-denominated Convertible Bonds (“CBs”) to a holding company in the U.S. and the holding company has sold the CBs to those executives.  For the purpose of carrying out this plan, the holding company lent an amount equal to the principal amount of CBs to such executives for their purchase of the CBs until the date of conversion.  The CBs generally vest ratably up to three years from the date of sale and are generally exercisable up to ten years from the date of sale.  The following table shows the portion of those CBs which were held by current Directors and Corporate Executive Officers as of May 31, 2009 and which were outstanding as of the same date.

Year issued	Total number of shares
(Fiscal Year ended March 31)	subject to CBs	Exercise price per share
	(in thousands)	(U.S. dollars)

2003	115	52.29
2002	106	71.28
2001	60	122.98

Regarding the above compensation plans, refer to Note 17 of the notes to the consolidated financial statements.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

Dodge & Cox, an institutional investor based in San Francisco, California, filed a Schedule 13-F with the SEC on May 14, 2009.  According to this filing, Dodge & Cox owned 51,905,178 American Depositary Receipts

(“ADRs”) of Sony Corporation as of March 31, 2009.  In addition, while Sony assumes no responsibility for the accuracy of this supplemental information, according to the website of Dodge & Cox, as of March 31, 2009, Dodge & Cox owned 21,673,200 shares of outstanding Sony Corporation Common Stock.  As a result, it appears that in total, Dodge & Cox beneficially owned 73,578,378 shares of outstanding Sony Corporation Common Stock representing 7.3 percent of the total.  To the knowledge of Sony Corporation, there were no significant changes in the percentage ownership held by any major beneficial shareholders during the past three fiscal years.  Major shareholders of Sony Corporation do not have different voting rights.

As of March 31, 2009, there were 1,003,522,077 shares of Common Stock outstanding, of which 118,672,923 shares were in the form of ADRs and 109,060,075 shares were held of record in the form of Common Stock by residents in the U.S.  As of March 31, 2009, the number of registered ADR holders was 6,971 and the number of registered holders of shares of Common Stock in the U.S. was 219.

To the knowledge of Sony Corporation, it is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly.  As far as is known to Sony Corporation, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of Sony Corporation.

Related Party Transactions

In the ordinary course of business, Sony purchases materials, supplies, and services from numerous suppliers throughout the world, including firms with which certain members of the Board of Directors are affiliated.  In addition, in the fiscal year ended March 31, 2009, Sony entered into the following sales/purchase transactions with equity affiliates accounted for under the equity method: sales to Sony Ericsson Mobile Communications AB (“Sony Ericsson”), a joint venture focused on mobile phone handsets, totaling 140.6 billion yen; sales to Kyoshin Technosonic Co., Ltd. (“Kyoshin”), a joint venture focused on marketing semiconductors and other electronic components, totaling 43.7 billion yen; sales to SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), a recorded music business joint venture, totaling 9.0 billion yen; purchases from S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous thin film transistor (“TFT”) LCD panels, totaling 316.7 billion yen.  In October 2008, Sony acquired Bertelsmann AG’s 50 percent equity interest in SONY BMG.  As a result of the acquisition, SONY BMG became a wholly-owned subsidiary of Sony.  In January 2009, SONY BMG changed its name to Sony Music Entertainment.

As of March 31, 2009, Sony held notes and accounts receivable, trade due from Sony Ericsson and Kyoshin worth 21.3 billion yen and 3.6 billion yen, respectively, in addition to notes and accounts payable, trade due to S-LCD totaled 20.5 billion yen.  Because of the size of these transactions, Sony does not consider the amounts involved to be material to its business.  Refer to Note 5 of the notes to the consolidated financial statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

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

None.

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

A fiscal year-end dividend of 12.5 yen per share of Common Stock was approved at the Board of Directors meeting held on May 13, 2009 and was paid on June 2, 2009.  In light of the financial results for the fiscal year ended March 31, 2009, Sony Corporation reduced the amount of the year-end dividend to 12.5 yen per share, the same amount paid in the previous fiscal year, from 20 yen per share, the amount originally planned.  Sony Corporation has already paid an interim dividend for Common Stock of 30 yen per share to each shareholder (including a special dividend of 10 yen per share); accordingly, the total annual dividend per share of Common Stock for the fiscal year ended March 31, 2009 is 42.5 yen.

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

	Tokyo Stock Exchange		New York Stock
	Price Per Share of		Exchange Price
	Common Stock		Per Share of ADS
	High	Low	High	Low
	(yen)		(U.S. dollars)

Annual highs and lows*
The fiscal year ended March 31, 2005	4,710	3,550	43.67	32.35
The fiscal year ended March 31, 2006	6,040	3,660	51.16	31.80
The fiscal year ended March 31, 2007	6,540	4,340	53.34	37.24
Quarterly highs and lows*
The fiscal year ended March 31, 2008
1st quarter	7,190	5,860	59.84	49.77
2nd quarter	6,580	5,050	54.12	43.86
3rd quarter	6,410	5,100	56.75	44.57
4th quarter	6,300	3,910	57.19	39.91
The fiscal year ended March 31, 2009
1st quarter	5,544	3,988	52.20	39.40
2nd quarter	4,696	3,120	43.51	29.71
3rd quarter	3,280	1,717	30.64	18.09
4th quarter	2,335	1,491	24.32	15.64
Monthly highs and lows*
2008
December	1,980	1,717	21.89	18.09
2009
January	2,335	1,746	24.32	18.82
February	1,919	1,491	21.14	15.64
March	2,300	1,603	22.97	16.22
April	2,655	2,050	26.94	21.27
May	2,760	2,380	28.09	25.27
June (through June 18)	2,800	2,450	28.22	25.78

*	Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

On June 18, 2009, the closing sales price per share of Sony Corporation’s Common Stock on the TSE was 2,475 yen.  On June 18, 2009, the closing sales price per share of Sony Corporation’s ADS on the NYSE was 25.98 U.S. dollars.

Selling Shareholders

Not Applicable

Dilution

Not Applicable

Expenses of the Issue

Not Applicable

Item 10.	Additional Information

Share Capital

Not Applicable

Memorandum and Articles of Association

Organization

Sony Corporation is a joint stock corporation (Kabushiki Kaisha) incorporated in Japan under the Companies Act (Kaishaho) of Japan.  It is registered in the Commercial Register (Shogyo Tokibo) maintained by the Minato Branch Office of the Tokyo Bureau of Legal Affairs.

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

Directors

Under the Companies Act, Directors have no power to execute the business of Sony Corporation except in limited circumstances as permitted by law.  If a Director also serves concurrently as a Corporate Executive Officer, then he or she can execute the business of Sony Corporation in the capacity of Corporate Executive Officer.  Under the Companies Act, Directors must refrain from engaging in any business competing with Sony Corporation unless approved by the Board of Directors, and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution.  The amount of remuneration to each Director is determined by the Compensation Committee, which consists of Directors, the majority of whom are outside Directors (Refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees”).  No member of the Compensation Committee may vote on a resolution with respect to his or her own compensation as a Director or a Corporate Executive Officer.

Neither the Companies Act nor Sony Corporation’s Articles of Incorporation make a special provision as to the borrowing powers exercisable by Directors (subject to requisite internal authorizations as required by the Companies Act), their retirement age, or a requirement to hold any shares of capital stock of Sony Corporation.

For more information on Directors, refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees.”

Capital stock

(General)

Unless indicated otherwise, set forth below is information relating to Sony Corporation’s capital stock, including brief summaries of the relevant provisions of Sony Corporation’s Articles of Incorporation and Share Handling Regulations, currently in effect, and of the Companies Act and related regulations.

On January 5, 2009, a new central book-entry transfer system for shares of Japanese listed companies was established pursuant to the Act Concerning Book-entry Transfer of Corporate Bonds, Shares etc. (“Book-entry Transfer Act”), and this system is applied to the shares of Common Stock of Sony Corporation.  Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized, and shareholders must have accounts at account management institutions to hold their shares unless such shareholder has an account at Japan Securities Depository Center, Inc. (“JASDEC”).  “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions that meet the requirements prescribed by the Book-entry Transfer Act.  Transfer of the shares of Common Stock of Sony Corporation is effected exclusively through entry in the records maintained by JASDEC and the account management institutions, and title to the shares passes to the transferee at the time when the transfer of the shares is recorded at the transferee’s account at an account management institution.  The holder of an account at an account management institution is presumed to be the legal holder of the shares recorded in such account.

Under the Companies Act and the Book-entry Transfer Act, in order to assert shareholders’ rights against Sony Corporation, a transferee of shares must have its name and address registered in Sony Corporation’s register of shareholders.  Under the central book-entry transfer system operated by JASDEC, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Act or Sony Corporation’s Share Handling Regulations, including their names and addresses, and the registration on Sony Corporation’s register of shareholders is made upon receipt by Sony Corporation of necessary information from JASDEC (as described in “Record date”).  On the other hand, in order to assert shareholders’ rights to which shareholders are entitled regardless of record dates such as minority shareholders’ rights, including the right to propose a matter to be considered at a General Meeting of Shareholders, except for shareholders’ rights to request that Sony Corporation purchase or sell shares constituting less than a full unit (as described in “Unit share system”), JASDEC shall, upon the shareholder’s request, issue a notice of certain information, including the name and address of such shareholder, to Sony Corporation.  Under the Book-entry Transfer Act, the shareholder shall exercise such shareholders’ right within four weeks after notice has been given.

Mitsubishi UFJ Trust and Banking Corporation is the transfer agent for Sony Corporation’s capital stock.  As such, it keeps Sony Corporation’s registers of shareholders in its office at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo.

Non-resident shareholders are required to appoint a standing proxy in Japan or file notice of a mailing address in Japan.  Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees.  The registered holder of deposited shares underlying the American Depositary Shares (“ADSs”) is the depositary for the ADSs.  Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against Sony Corporation.

(Authorized capital)

Under the Articles of Incorporation of Sony Corporation, Sony Corporation may only issue shares of Common Stock.  Sony Corporation’s Articles of Incorporation provide that the total number of shares authorized to be issued by Sony Corporation is 3.6 billion shares.

All shares of capital stock of Sony Corporation have no par value.  All issued shares are fully-paid and non-assessable.

(Distribution of Surplus)

Distribution of Surplus — General

Under the Companies Act, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “— Restriction on distributions of Surplus”).  Sony Corporation may make distributions of Surplus to shareholders any number of times per business year, subject to certain limitations described in “— Restriction on distributions of Surplus.”  Distributions of Surplus are required in principle to be authorized by a resolution of a General Meeting of Shareholders, but Sony Corporation may authorize distributions of Surplus by a resolution of the Board of Directors as long as its non-consolidated annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice.

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

Under the Articles of Incorporation of Sony Corporation, year-end dividends and interim dividends may be distributed to shareholders appearing in Sony Corporation’s register of shareholders as of March 31 and September 30 each year, respectively, in proportion to the number of shares of Common Stock held by each shareholder following approval by the Board of Directors or (as the case may be) the General Meeting of Shareholders.  Sony Corporation is not obliged to pay any dividends unclaimed for a period of five years after the date on which they first became payable.

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

If Sony Corporation has become at its option a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), Sony Corporation must further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by ordinances of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by ordinances of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.

If Sony Corporation has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Companies Act) by a General Meeting of Shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of the treasury stock disposed of by Sony Corporation, during the period in respect of which such interim financial statements have been prepared.  Sony Corporation may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last business year and an income statement for the period from the first day of the current business year to the date of such balance sheet.  Interim financial statements so prepared by Sony Corporation must be audited by the Audit Committee and the independent auditor, as required by ordinances of the Ministry of Justice.

(Stock splits)

Sony Corporation may at any time split shares in issue into a greater number of shares at the determination of the Chief Executive Officer (“CEO”).

When a stock split is to be made, Sony Corporation must give public notice of the stock split, specifying the record date thereof, at least two weeks prior to such record date.  Under the central book-entry transfer system operated by JASDEC, Sony Corporation must also give notice to JASDEC regarding a stock split at least two weeks prior to the relevant record date.  On the effective date of the stock split, the numbers of shares recorded in all accounts held by Sony Corporation’s shareholders at account managing institutions or JASDEC will be increased in accordance with the applicable ratio.

(Consolidation of shares)

Sony Corporation may at any time consolidate issued shares into a smaller number of shares by the special shareholders resolution (as defined in (“Voting Rights”)).  When a consolidation of shares is to be made, Sony Corporation must give public notice or notice to each shareholder at least two weeks prior to the effective date of the consolidation of shares.  Under the central book-entry transfer system operated by JASDEC, Sony Corporation must also give notice to JASDEC regarding a consolidation of shares at least two weeks prior to the effective date of the consolidation of shares.  On the effective date of the consolidation of shares, the numbers of shares recorded in all accounts held by Sony Corporation’s shareholders at account managing institutions or JASDEC will be decreased in accordance with the applicable ratio.  Sony Corporation must disclose the reason for the consolidation of shares at a General Meeting of Shareholders.

(General Meeting of Shareholders)

The Ordinary General Meeting of Shareholders of Sony Corporation for each business year is normally held in June of each year in Tokyo, Japan.  In addition, Sony Corporation may hold an Extraordinary General Meeting of Shareholders whenever necessary by giving notice thereof at least two weeks prior to the date set for the meeting.

Notice of a shareholders’ meeting setting forth the place, time and purpose thereof must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to such shareholder’s resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting.  Under the Companies Act, such notice may be given to shareholders by electronic means, subject to obtaining consent by the relevant shareholders.  The record date for an Ordinary General Meeting of Shareholders is March 31 of each year.

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

(Voting rights)

So long as Sony Corporation maintains the unit share system, a holder of shares constituting one or more units is entitled to one vote for each such unit of stock (refer to (“Unit share system”) below; currently 100 shares constitute one unit), except that no voting rights with respect to shares of capital stock of Sony Corporation are afforded to Sony Corporation or any corporate or certain other entity more than one-quarter of the total voting rights of which are directly or indirectly held by Sony Corporation.  If Sony Corporation eliminates from its Articles of Incorporation the provisions relating to units of stock, holders of capital stock will have one vote for each share they hold.  Except as otherwise provided by law or by the Articles of Incorporation of Sony Corporation, a resolution can be adopted at a General Meeting of Shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting.  The Companies Act and Sony Corporation’s Articles of Incorporation provide, however, that the quorum for the election of Directors shall not be less than one-third of the total number of voting rights of all the shareholders.  Sony Corporation’s shareholders are not entitled to cumulative voting in the election of Directors.  Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights.  Shareholders may also exercise their voting rights by electronic means pursuant to the method designated by Sony Corporation.

The Companies Act and the Articles of Incorporation of Sony Corporation provide that in order to amend the Articles of Incorporation and in certain other instances, including:

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

(Issue of additional shares and pre-emptive rights)

Holders of Sony Corporation’s shares of capital stock have no pre-emptive rights under its Articles of Incorporation.  Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors or the CEO determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under (“Voting rights”) above.  The Board of Directors or the CEO may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks’ prior public notice must be given.  Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

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

(Record date)

March 31 is the record date for Sony Corporation’s year-end dividends, if declared.  So long as Sony Corporation maintains the unit share system, shareholders who are registered as the holders of one or more unit of stock in Sony Corporation’s register of shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the Ordinary General Meeting of Shareholders with respect to the business year ending on such March 31.  September 30 is the record date for interim dividends.  In addition, Sony Corporation may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks prior public notice.

Under the Book-entry Transfer Act, Sony Corporation is required to give notice of each record date to JASDEC at least two weeks prior to such record date.  JASDEC is required to promptly give Sony Corporation notice of the names and addresses of Sony Corporation’s shareholders, the numbers of shares of Common Stock held by them and other relevant information as of such record date.

(Acquisition by Sony Corporation of its capital stock)

Under the Companies Act and the Articles of Incorporation of Sony Corporation, Sony Corporation may acquire shares of Common Stock (i) from a specific shareholder other than any of its subsidiaries (pursuant to the special shareholders resolution), (ii) from any of its subsidiaries (pursuant to a determination by the CEO), or (iii) by way of purchase on any Japanese stock exchange on which Sony Corporation’s shares of Common Stock are listed or by way of tender offer (as long as its non-consolidated annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice) in either case pursuant to a resolution of the Board of Directors or, as the case may be, an ordinary resolution of a General Meeting of Shareholders.

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

Shares acquired by Sony Corporation may be held for any period or may be retired at the determination of the CEO.  Sony Corporation may also transfer (by public or private sale or otherwise) to any person the shares held by it, subject to a determination by the CEO, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in (“Issue of additional shares and pre-emptive rights”) above.  Sony Corporation may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

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

Under the unit share system, shareholders have one voting right for each unit of stock that they hold.  Any number of shares less than one full unit have neither voting rights nor rights related to voting rights.  Holders of shares constituting less than one unit will have no other shareholder rights if Sony Corporation’s Articles of Incorporation so provide, except that such holders may not be deprived of certain rights specified in the Companies Act or an ordinance of the Ministry of Justice, including the right to receive distribution of Surplus.

A holder of shares constituting less than one full unit may require Sony Corporation to purchase such Shares at their market value in accordance with the provisions of the Share Handling Regulations of Sony Corporation.  In addition, the Articles of Incorporation of Sony Corporation provide that a holder of shares constituting less than one full unit may request Sony Corporation to sell to such holder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock.  Such request by a holder and the sale by Sony Corporation must be made in accordance with the provisions of the Share Handling Regulations of Sony Corporation.  As prescribed in the Share Handling Regulations, such requests shall be made through an account management institution and JASDEC pursuant to the rules set by JASDEC, without going through the notification procedure required for the exercise of shareholders’ rights entitled regardless of record dates as described in “General.”

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

Reporting of substantial shareholdings

The Financial Instruments and Exchange Act of Japan and its related regulations require any person, regardless of residence, who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director General of the competent Local Finance Bureau of the Ministry of Finance within five business days a report concerning such shareholdings.  A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding, with certain exceptions.  For this purpose, shares issuable to such persons upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holders and the issuer’s total issued share capital.  Any such report shall be filed with the Director General of the relevant Local Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET) system.  Copies of such report must also be furnished to the issuer of such shares.

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Companies Act or Sony Corporation’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Sony Corporation or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares of capital stock of Sony Corporation.

There is no provision in Sony Corporation’s Articles of Incorporation or internal regulations that would have an effect of delaying, deferring or preventing a change in control of Sony Corporation and that would operate only with respect to merger, acquisition or corporate restructuring involving Sony Corporation.

Material Contracts

None

Exchange Controls

The Foreign Exchange and Foreign Trade Act of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of capital stock of Sony Corporation by “exchange non-residents” and by “foreign investors.”  The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

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

Foreign investors are:

•	individuals who are exchange non-residents;

•	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•	corporations (1) 50 percent or more of whose shares are held, directly or indirectly, by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

In general, the acquisition of shares of a Japanese company (such as the shares of capital stock of Sony Corporation) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements.  In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type.  While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of capital stock of Sony Corporation) for consideration exceeding 100 million yen to an exchange non-resident, the resident of Japan who transfers the shares is required to report on the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

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

Generally, non-resident Holders are subject to Japanese withholding tax on dividends paid by Japanese corporations.  Such taxes are withheld prior to payment of dividends as required by Japanese law.  Stock splits are, in general, not a taxable event.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of Sony Corporation) to non-resident Holders other than any individual shareholder who holds 5 percent or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before December 31, 2011, and (ii) 15 percent for dividends due and payable on or after January 1, 2012.  As of the date of this document, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and 10 percent under the income tax treaties with Australia, France, the U.K. and the United States).

Under the Treaty, the maximum rate of Japanese withholding tax that may be imposed on dividends paid by a Japanese corporation to a U.S. holder that does not own directly or indirectly at least 10 percent of the voting stock of the Japanese corporation is generally reduced to 10 percent of the gross amount actually distributed, and dividends paid by a Japanese corporation to a U.S. holder that is a pension fund are exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Sony Corporation to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of common stock by Sony Corporation is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance through the withholding agent to the relevant tax authority before the payment of dividends.  A standing proxy for non-resident Holders of a Japanese corporation may provide this application service.  With respect to ADSs, this reduced rate or exemption is applicable if the depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends).  To claim this reduced rate or exemption, a non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary.  A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced rate which is lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the full amount of tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure.  Sony Corporation does not assume any responsibility to ensure withholding at the reduced treaty rate or to ensure not withholding for shareholders who would be so eligible under any applicable income tax treaty but do not follow the required procedures as stated above.

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

United States Taxation with respect to shares of Common Stock and ADSs

The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock will be able to be included in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes.  Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs or Common Stock will be subject to taxation at a maximum rate of 15 percent if the dividends are “qualified dividends.”  Dividends paid on the Common Stock or ADSs will be treated as qualified dividends if Sony Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”).  Based on Sony Corporation’s audited financial statements and relevant market and shareholder data, Sony Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2008 taxable year.  In addition, based on Sony Corporation’s audited financial statements and Sony Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Corporation does not anticipate becoming a PFIC for the 2009 taxable year.  The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Common Stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes.  Because such procedures have not yet been issued, it is not clear whether Sony Corporation will be able to comply with them.  Holders of ADSs and Common Stock should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

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

Sony’s business is continuously exposed to market fluctuation, such as fluctuations in currency exchange rates, interest rates or stock prices.  Sony utilizes several derivative instruments, such as foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements and currency swap agreements in order to hedge the potential downside risk on the cash flow from the normal course of business caused by market fluctuation.  Sony uses foreign exchange forward contracts and foreign currency option contracts primarily to reduce the foreign exchange volatility risk that accounts receivable or accounts payable denominated in yen, U.S. dollars, euros or other currencies have through the normal course of Sony’s worldwide business.  Interest rate swap agreements and currency swap agreements are utilized to diversify funding conditions or to reduce funding costs, and in the Financial Services segment, these transactions are used for asset liability management.  Sony uses these derivative financial instruments mainly for risk-hedging purposes as described above, and few derivative transactions, such as bond futures and bond options are held or utilized for trading purposes in the Financial Services segment.  If hedge accounting cannot be applied because the accounts receivable or accounts payable to be hedged are not yet booked, or because cash flows from derivative transactions do not coincide with the underlying exposures recorded on Sony’s balance sheet, then Sony understands that such derivatives agreements should be subject to a mark-to-market evaluation and their unrealized gains or losses are recognized in earnings.  In addition, Sony holds marketable securities such as straight bonds, convertible bonds, and stocks in yen or other currencies in the Financial Services segment in order to obtain interest income or capital gain on the financial assets under management.  Sony understands that its investments in marketable securities are also subjected to market fluctuation.

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

The following table shows the results of VaR.  These analyses for the fiscal year ended March 31, 2009 indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95 percent confidence level.  The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and U.S. dollar and between the yen and the euro, the currencies in which a significant amount of financial assets and liabilities and derivative transactions are maintained on a consolidated basis.  The VaR of interest rate risk and stock price risk consists of risks arising from the volatility of the interest rates and stock prices against invested securities and derivatives transactions in the Financial Services segment.

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

Consolidated

	June 30,	September 30,	December 31,	March 31,
	2008	2008	2008	2009
		(Yen in billions)

Net VaR	3.4	3.8	4.5	2.6
VaR of currency exchange rate risk	2.0	2.5	2.3	1.9
VaR of interest rate risk	0.2	0.4	0.6	0.2
VaR of stock price risk	2.8	3.1	3.8	2.7

Financial Services segment

	June 30,	September 30,	December 31,	March 31,
	2008	2008	2008	2009
		(Yen in billions)

Net VaR	3.0	3.2	4.1	2.6
VaR of currency exchange rate risk	0.4	0.3	0.5	0.3
VaR of interest rate risk	0.4	0.4	0.7	0.3
VaR of stock price risk	2.8	3.1	3.8	2.7

Sony without the Financial Services segment

	June 30,	September 30,	December 31,	March 31,
	2008	2008	2008	2009
		(Yen in billions)

Net VaR	1.0	1.5	1.3	1.0
VaR of currency exchange rate risk	1.0	1.5	1.3	0.9
VaR of interest rate risk	0.1	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities

Not Applicable

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Item 15(a). Disclosure Controls and Procedures

Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the Chief Executive Officer, President, and Chief Financial Officer, of the effectiveness of the design and operation of Sony’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of March 31, 2009.  Disclosure controls and procedures require that information to be disclosed in the reports Sony files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the Chief Executive Officer and President, and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon Sony’s evaluation, the Chief Executive Officer, President, and Chief Financial Officer have concluded that, as of March 31, 2009, the disclosure controls and procedures were effective.

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

Sony’s management excluded from its assessment of the effectiveness of Sony’s internal control over financial reporting as of March 31, 2009 an assessment of internal control over financial reporting of Sony Music Entertainment, a wholly-owned subsidiary that was acquired on October 1, 2008.  Sony Music Entertainment had total sales of 169.3 billion yen for the period from October 1, 2008 to March 31, 2009 and total assets of 364.9 billion yen that were reflected in Sony’s consolidated financial statements as of and for the fiscal year ended March 31, 2009.

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2009 based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2009.

Our independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on our internal control over financial reporting as of March 31, 2009, presented on page (F-2).

Item 15(c). Attestation Report of the Registered Public Accounting Firm

Refer to the Report of Independent Registered Public Accounting Firm on page (F-2).

Item 15(d). Changes in Internal Control over Financial Reporting

There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Sony’s Board of Directors has determined that Yoshiaki Yamauchi and Fueo Sumita each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended.  In addition, both are determined to be independent as defined under the New York Stock Exchange (“NYSE”) Corporate Governance Standards.

Item 16B.	Code of Ethics

Sony has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended.  The code of ethics applies to Sony’s Chief Executive Officer, Chief Financial Officer, chief accounting officer and persons performing similar functions, as well as to directors and all other officers and employees of Sony, as defined in the code of ethics.  The code of ethics is available at http://www.sony.co.jp/SonyInfo/csr/management/compliance/sonyglobalcodeofconduct.pdf

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2008 and 2009.

	Fiscal Year ended March 31
	2008	2009
	Yen in millions

Audit Fees(1)	4,463	4,457
Audit-Related Fees(2)	559	323
Tax Fees(3)	5	27
All Other Fees(4)	8	26

	5,035	4,833

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and primarily include benefit plans and acquisition related audit services.

(3)	Tax Fees primarily consist of fees for tax advice.

(4)	All Other Fees comprise fees for all other services not included in any of the other categories noted above.

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

During the fiscal year ended March 31, 2009, the Audit Committee has continued to include individual tax services, recruiting services and corporate tax service to the list of prohibited services stipulated by U.S. Securities and Exchange Commission rules and related regulations to enhance auditor independence.  The Audit Committee has carefully checked these services and only permitted exceptional instances where the services had already been pre-approved prior to the effective date and instances in which difficulties were encountered in finding an alternative service provider immediately, or when a brief transitional period has been needed.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning purchases made by Sony during the fiscal year ended March 31, 2009.

			(c) Total
			Number of	(d) Maximum
			Shares	Number of
			Purchased as	Shares that
	(a) Total		Part of Publicly	May Yet Be
	Number of	(b) Average	Announced	Purchased
	Shares	Price Paid per	Plans or	Under the Plans
Period	Purchased	Share (yen)	Programs	or Programs

April 1st — 30th, 2008	3,820	4,303.02	N/A	N/A
May 1st — 31st, 2008	7,012	4,959.78	N/A	N/A
June 1st— 30th, 2008	10,955	5,273.01	N/A	N/A
July 1st — 31st, 2008	11,566	4,492.56	N/A	N/A
August 1st — 31st, 2008	8,209	4,197.28	N/A	N/A
September 1st — 30th, 2008	8,403	3,852.28	N/A	N/A
October 1st — 31st, 2008	6,248	2,712.27	N/A	N/A
November 1st — 30th, 2008	3,863	2,151.35	N/A	N/A
December 1st — 31st, 2008	15,723	1,849.47	N/A	N/A
January 1st — 31st, 2009	2,095	1,861.91	N/A	N/A
February 1st — 28th, 2009	3,009	1,658.45	N/A	N/A
March 1st — 31st, 2009	6,112	1,818.38	N/A	N/A
Total	87,015	3,471.93	N/A	N/A

Under the Companies Act of Japan, a holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value (Refer to “Memorandum and Articles of Association — Capital stock — (Unit share system)” in “Item 10. Additional Information”).  During the fiscal year ended March 31, 2009, Sony Corporation purchased 87,015 shares for a total purchase price of 302,109,667 yen upon such requests from holders of shares constituting less than one full unit.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Disclosure About Differences in Corporate Governance

The table below discloses the significant ways in which Sony’s corporate governance practices differ from those required for U.S. companies under the listing standards of the NYSE.  As a foreign private issuer listed on the NYSE, Sony is exempt from most of the exchange’s corporate governance standards requirements.  For further information on Sony’s corporate governance practices and history, please refer to “Board Practices” in “Item 6. Director, Senior Management and Employees.”

NYSE Standards	Sony’s Corporate Governance Practices

Board Independence. A majority of board directors must be independent.	Sony has adopted the “Company with Committees” system under the Japanese Companies Act and its related regulations (collectively the “Companies Act”). Japanese law does not require Sony to have a majority of “independent” (in the meaning given by the NYSE Corporate Governance Standard) directors on its board; rather, it requires Sony to have a majority of “outside” directors (the definition of the term “outside” director is summarized below) on each of three statutory committees (the Nominating Committee, the Audit Committee and the Compensation Committee).

Sony’s Charter of the Board of Directors (attached as an exhibit 1.3 to this report) requires its board to consist of between 10 to 20 directors.

As of June 19, 2009, 12 of the 15 members of Sony’s Board of Directors qualified as “outside” directors.

Director Independence.  A director is not independent if such director is

(i) a person who the board determines has a material direct or indirect relationship with the company, its parent or a consolidated subsidiary;

(ii) a person who, within the last three years, has been an employee of the company or has an immediate family member of an executive officer of the company, its parent or a consolidated subsidiary;

(iii) a person who had received, or whose immediate family member had received, during any 12 month period within the last three years, more than US$120,000 per year in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees or deferred compensation for prior services (provided such compensation is not contingent in any way on continued service);

(iv) (A) a person who is, or whose immediate family member is, a current partner or employee of a firm that is the company’s internal or external auditor; (B) a person whose immediate family member is a partner	“Outside” director is defined in the Japanese Companies Act as:

A director(i) who is not a director of the company or any of its subsidiaries engaged in the business operations of the company or such subsidiary, as the case may be, or a corporate executive officer or a general manager or other employee of the company or any of its subsidiaries, and (ii) who has never been a director of the company or any of its subsidiaries engaged in the business operations of the company or such subsidiary, as the case may be, or a corporate executive officer or a general manager or other employee of the company or any of its subsidiaries.

Under Japanese law, a director’s status as an “outside” director is unaffected by the director’s compensation, his or her affiliation with business partners, or the board’s affirmative determination of independence. On the other hand, under Japanese law, a director who has had a career as a management director, corporate executive officer, or other employee of the company or its subsidiaries is by definition not an “outside” director.

NYSE Standards	Sony’s Corporate Governance Practices

of such a firm; (C) a person who has an immediate family member who is a current employee of such a firm and who personally participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) a person who was, or has an immediate family member who was, within the last three years, a partner or employee of such a firm and personally worked on the listed company’s audit within that time;

(v) a person who is, or whose immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee; or

(vi) an executive officer or employee of a company, or has an immediate family member of an executive officer of a company, that makes payments to, or receives payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2 percent of such other company’s consolidated gross revenues.

Sony’s Charter of the Board of Directors includes a provision requiring that each “outside” director:

(i) Shall not have received directly from Sony Group, during any 12 month period within the last three years, more than an amount equivalent to US$100,000, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(ii) Shall not be a director, statutory auditor, corporate executive officer, general manager or an employee of any company whose aggregate amount of transactions with Sony Group, in any of the last three fiscal years, exceeds the greater of an amount equivalent to US$1,000,000, or 2 percent of the annual consolidated sales of such company; and

(iii) Shall not be, or shall not have been, a director engaged in the business operation, corporate executive officer, accounting counselor, general manager or an employee of Sony or its subsidiaries*.
(* This provision of the Charter is based on the definition of “outside” director under the Japanese Companies Act.)

Executive Sessions. Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	An “outside” director, as defined under Japanese law, is equivalent to a “non-management director” under the NYSE rules because an “outside” director does not engage in the execution of business operations of the company. Neither Japanese law nor Sony’s Charter of the Board of Directors requires non-management directors to meet regularly without management and nothing requires outside directors to meet alone in an executive session at least once a year.

Nominating/Corporate Governance Committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Sony’s Nominating Committee consists of at least five directors. Under Japanese law, the Committee is responsible for determining the contents of proposals regarding the appointment and dismissal of directors to be submitted for approval to the shareholders’ meeting. Unlike listed U.S. companies under NYSE rules, it is not responsible for developing governance guidelines or overseeing the evaluation of the board and management. Under Japanese law, a majority of its members must be “outside” directors, as defined under Japanese law. Sony’s Charter of the Board of Directors requires at least two of the directors on the Committee to be corporate executive officers.

Compensation Committee. A compensation committee of independent directors is required. The committee must have a charter that addresses the	Sony’s Compensation Committee consists of at least three directors. Under Japanese law, a majority of its members must be “outside” directors, as defined under

NYSE Standards	Sony’s Corporate Governance Practices

purpose, responsibilities and annual performance evaluation of the committee.	Japanese law. Sony’s Charter of the Board of Directors recommends that at least one of the directors on the Committee be a corporate executive officer. The Charter prohibits the CEO and/or the COO (or a person at any equivalent position) from serving on the Compensation Committee. Under Japanese law, the Committee is responsible for, among others, determining the compensation of each director and corporate executive officer.

Audit Committee. An audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act. The committee must have at least three members. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee and the duties and responsibilities of the committee.	Sony’s Audit Committee consists of at least three directors. Under Japanese law, a majority of its members must be “outside” directors, as defined under Japanese law. In addition, pursuant to Japanese law, no member of the Committee shall be a director of the company or any of its subsidiaries who is engaged in the business operations of the company or such subsidiary, as the case may be, or a corporate executive officer of the company or any of its subsidiaries, or an accounting counselor, general manager or other employee of any of such subsidiaries.

Sony’s Charter of the Board of Directors also requires each member of the Audit Committee to meet the independence requirements of the applicable U.S. securities laws and regulations, and requires at least one member to meet the audit committee financial expert requirements.  Currently, all the members of Sony’s Audit Committee are also “independent” as defined in Rule 10A-3 under the Exchange Act, and two members of the Committee are audit committee financial experts.

Sony’s Charter of the Board of Directors discourages any Audit Committee member from concurrently being a member of other Committees.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under Japanese law, if Sony wishes to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions, except where all of its shareholders are granted rights to subscribe for such stock acquisition rights or such stock acquisition rights are gratuitously allocated to all of its shareholders, each on a pro rata basis, then Sony must obtain shareholder approval by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights of all of its shareholders and the approval by at least two-thirds of the number of voting rights of all the shareholders represented at the meeting is required under Sony’s Articles of Incorporation.

Corporate Governance Guidelines. Corporate governance guidelines must be adopted and disclosed.	Sony is required to disclose the status of its corporate governance under Japanese laws and regulations;

NYSE Standards	Sony’s Corporate Governance Practices

however, Sony does not have corporate governance guidelines that cover all the requirements described in the NYSE Corporate Governance Standard, as many of the provisions do not apply to Sony. Details of the status are posted on the following website:
http://www.sony.net/SonyInfo/IR/library/control.html

Code of Ethics. A code of business conduct and ethics for directors, officers and employees must be adopted and disclosed, along with any waivers of the code for directors or executive officers.	Although this provision of the NYSE Corporate Governance Standard does not apply to Sony, Sony has adopted a code of conduct to be observed by all its directors, officers and other employees. The code of conduct is available at
http://www.sony.net/SonyInfo/csr/management/compliance/code_of_conduct.pdf
The code’s content covers principal items described in the NYSE Corporate Governance Standard.

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

Refer to the consolidated financial statements.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Articles of Incorporation, as amended (English Translation)
1.2	Share Handling Regulations, as amended (English Translation)
8.1	Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2009: Incorporated by reference to “Business Overview and Organizational Structure” in “Item 4. Information on the Company”
12.1	302 Certification
12.2	302 Certification
13.1	906 Certification
15.1(a)	Consent of PricewaterhouseCoopers Aarata
15.1(b)	Consent of PricewaterhouseCoopers

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY CORPORATION
(Registrant)

By:	/s/ NOBUYUKI ONEDA

(Signature)
Nobuyuki Oneda
Executive Deputy President and Chief Financial Officer

Date: June 19, 2009

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

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (“Sony”) at March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, Sony maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sony’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15 (b). Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on Sony’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 2 and 15 to the consolidated financial statements, Sony changed its methods of accounting for defined benefit pensions and other postretirement benefits, stock-based compensation and certain hybrid financial instruments during the fiscal year ended March 31, 2007 and its method of accounting for income taxes during the fiscal year ended March 31, 2008.

Sony’s management excluded from its assessment of the effectiveness of Sony’s internal control over financial reporting as of March 31, 2009 an assessment of internal control over financial reporting of Sony Music Entertainment, a wholly owned subsidiary that was acquired on October 1, 2008. Sony Music Entertainment had total sales of 169.3 billion yen for the period from October 1, 2008 to March 31, 2009 and total assets of 364.9 billion yen that were reflected in Sony’s consolidated financial statements as of and for the fiscal year ended March 31, 2009.

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
May 29, 2009,
  except for Note 27,
  as to which the date is June 16, 2009

[THIS PAGE INTENTIONALLY LEFT BLANK]

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets
March 31

	Yen in millions
	2008	2009

ASSETS
Current assets:
Cash and cash equivalents	1,086,431	660,789
Call loan in the banking business	352,569	49,909
Marketable securities	427,709	466,912
Notes and accounts receivable, trade	1,183,620	963,837
Allowance for doubtful accounts and sales returns	(93,335)	(110,383)
Inventories	1,021,595	813,068
Deferred income taxes	237,073	189,703
Prepaid expenses and other current assets	794,001	586,800

Total current assets	5,009,663	3,620,635

Film costs	304,243	306,877

Investments and advances:
Affiliated companies	381,188	236,779
Securities investments and other	3,954,460	4,561,651

	4,335,648	4,798,430

Property, plant and equipment:
Land	158,289	155,665
Buildings	903,116	911,269
Machinery and equipment	2,483,016	2,343,839
Construction in progress	55,740	100,027

	3,600,161	3,510,800
Less — Accumulated depreciation	2,356,812	2,334,937

	1,243,349	1,175,863

Other assets:
Intangibles, net	263,490	396,348
Goodwill	304,423	443,958
Deferred insurance acquisition costs	396,819	400,412
Deferred income taxes	198,666	359,050
Other	496,438	511,938

	1,659,836	2,111,706

Total assets:	12,552,739	12,013,511

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2008	2009

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	63,224	303,615
Current portion of long-term debt	291,879	147,540
Notes and accounts payable, trade	920,920	560,795
Accounts payable, other and accrued expenses	896,598	1,036,830
Accrued income and other taxes	200,803	46,683
Deposits from customers in the banking business	1,144,399	1,326,360
Other	505,544	389,077

Total current liabilities	4,023,367	3,810,900

Long-term debt	729,059	660,147
Accrued pension and severance costs	231,237	365,706
Deferred income taxes	268,600	188,359
Future insurance policy benefits and other	3,298,506	3,521,060
Other	260,032	250,737

Total liabilities:	8,810,801	8,796,909

Commitments and contingent liabilities

Minority interest in consolidated subsidiaries	276,849	251,949

Stockholders’ equity:
Common stock, no par value —
2008 — Shares authorized: 3,600,000,000, shares issued: 1,004,443,364	630,576
2009 — Shares authorized: 3,600,000,000, shares issued: 1,004,535,364		630,765
Additional paid-in capital	1,151,447	1,155,034
Retained earnings	2,059,361	1,916,951
Accumulated other comprehensive income —
Unrealized gains on securities, net	70,929	30,070
Unrealized losses on derivative instruments, net	(3,371)	(1,584)
Pension liability adjustment	(97,562)	(172,709)
Foreign currency translation adjustments	(341,523)	(589,220)

	(371,527)	(733,443)
Treasury stock, at cost
Common stock
2008 — 1,015,596 shares	(4,768)
2009 — 1,013,287 shares		(4,654)

	3,465,089	2,964,653

Total liabilities and stockholders’ equity:	12,552,739	12,013,511

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income
Fiscal Year Ended March 31

	Yen in millions
	2007	2008	2009

Sales and operating revenue:
Net sales	7,567,359	8,201,839	7,110,053
Financial service revenue	624,282	553,216	523,307
Other operating revenue	104,054	116,359	96,633

	8,295,695	8,871,414	7,729,993

Costs and expenses:
Cost of sales	5,889,601	6,290,022	5,660,504
Selling, general and administrative	1,788,427	1,714,445	1,686,030
Financial service expenses	540,097	530,306	547,825
(Gain) loss on sale, disposal or impairment of assets, net	5,820	(37,841)	38,308

	8,223,945	8,496,932	7,932,667

Equity in net income (loss) of affiliated companies	78,654	100,817	(25,109)

Operating income (loss)	150,404	475,299	(227,783)

Other income:
Interest and dividends	28,240	34,272	22,317
Foreign exchange gain, net	—	5,571	48,568
Gain on sale of securities investments, net	14,695	5,504	1,281
Gain on change in interest in subsidiaries and equity investees	31,509	82,055	1,882
Other	20,738	22,045	24,777

	95,182	149,447	98,825

Other expenses:
Interest	27,278	22,931	24,376
Loss on devaluation of securities investments	1,308	13,087	4,427
Foreign exchange loss, net	18,835	—	—
Other	17,474	21,594	17,194

	64,895	57,612	45,997

Income (loss) before income taxes and minority interest	180,691	567,134	(174,955)

Income taxes:
Current	67,081	183,438	80,521
Deferred	(13,193)	20,040	(153,262)

	53,888	203,478	(72,741)

Income (loss) before minority interest	126,803	363,656	(102,214)
Minority interest in income (loss) of consolidated subsidiaries	475	(5,779)	(3,276)

Net income (loss)	126,328	369,435	(98,938)

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income (Continued)

	Yen
	2007	2008	2009

Per share data:
Common stock
Net income (loss)
— Basic	126.15	368.33	(98.59)
— Diluted	120.29	351.10	(98.59)
Cash dividends	25.00	25.00	42.50

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows
Fiscal Year Ended March 31

	Yen in millions
	2007	2008	2009

Cash flows from operating activities:
Net income (loss)	126,328	369,435	(98,938)
Adjustments to reconcile net income (loss) to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs	400,009	428,010	405,443
Amortization of film costs	368,382	305,468	255,713
Stock-based compensation expense	3,838	4,130	3,446
Accrual for pension and severance costs, less payments	(22,759)	(17,589)	16,654
(Gain) loss on sale, disposal or impairment of assets, net	5,820	(37,841)	38,308
(Gain) loss on sale or devaluation of securities investments, net	(13,387)	7,583	3,146
(Gain) loss on revaluation of marketable securities held in the financial service business for trading purpose, net	(11,857)	56,543	77,952
Loss on revaluation or impairment of securities investments held in the financial service business, net	208	60,107	101,114
Gain on change in interest in subsidiaries and equity investees	(31,509)	(82,055)	(1,882)
Deferred income taxes	(13,193)	20,040	(153,262)
Equity in net (income) losses of affiliated companies, net of dividends	(68,179)	(13,527)	65,470
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(357,891)	185,651	218,168
(Increase) decrease in inventories	(119,202)	(140,725)	160,432
Increase in film costs	(320,079)	(353,343)	(264,412)
Increase (decrease) in notes and accounts payable, trade	362,079	(235,459)	(375,842)
Increase (decrease) in accrued income and other taxes	(14,396)	138,872	(163,200)
Increase in future insurance policy benefits and other	172,498	166,356	174,549
Increase in deferred insurance acquisition costs	(61,563)	(62,951)	(68,666)
(Increase) decrease in marketable securities held in the financial service business for trading purpose	31,732	(57,271)	(26,088)
(Increase) decrease in other current assets	(35,133)	(24,312)	134,175
Increase (decrease) in other current liabilities	73,222	51,838	(105,155)
Other	86,060	(11,276)	10,028

Net cash provided by operating activities	561,028	757,684	407,153

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2007	2008	2009

Cash flows from investing activities:
Payments for purchases of long-lived assets	(527,515)	(474,552)	(496,125)
Proceeds from sales of long-lived assets	87,319	144,741	153,439
Payments for investments and advances by financial service business	(914,754)	(2,283,491)	(2,496,783)
Payments for investments and advances (other than financial service business)	(100,152)	(103,082)	(178,335)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	679,772	1,441,496	1,923,264
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	22,828	51,947	11,569
Proceeds from sales of subsidiaries’ and equity investees’ stocks	43,157	307,133	2,234
Other	(6,085)	5,366	(605)

Net cash used in investing activities	(715,430)	(910,442)	(1,081,342)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	270,780	31,093	72,188
Payments of long-term debt	(182,374)	(34,701)	(264,467)
Increase in short-term borrowings, net	6,096	15,838	244,584
Increase in deposits from customers in the financial service business, net	273,435	485,965	261,619
Decrease in call money and bills sold in the banking business, net	(100,700)	—	—
Dividends paid	(25,052)	(25,098)	(42,594)
Proceeds from the issuance of shares under stock-based compensation plans	5,566	7,484	378
Proceeds from the issuance of shares by subsidiaries	2,217	28,943	—
Other	(2,065)	(4,006)	(4,250)

Net cash provided by financing activities	247,903	505,518	267,458

Effect of exchange rate changes on cash and cash equivalents	3,300	(66,228)	(18,911)

Net increase (decrease) in cash and cash equivalents	96,801	286,532	(425,642)
Cash and cash equivalents at beginning of the fiscal year	703,098	799,899	1,086,431

Cash and cash equivalents at end of the fiscal year	799,899	1,086,431	660,789

Supplemental data:
Cash paid during the fiscal year for —
Income taxes	104,822	126,339	242,528
Interest	23,000	18,817	22,729

Non-cash investing and financing activities —
Obtaining assets by entering into capital lease	13,784	7,017	5,831

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity
Fiscal Year Ended March 31

	Yen in millions
				Accumulated
		Additional		other	Treasury
	Common	paid-in	Retained	comprehensive	stock, at
	stock	capital	earnings	income	cost	Total

Balance at March 31, 2006	624,124	1,136,638	1,602,654	(156,437)	(3,127)	3,203,852
Exercise of stock acquisition rights	2,175	2,175				4,350
Conversion of convertible bonds	608	608				1,216
Stock-based compensation		3,993				3,993
Comprehensive income:
Net income			126,328			126,328
Cumulative effect of an accounting change, net of tax			(3,785)			(3,785)
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities:
Unrealized holding gains arising during the period				6,963		6,963
Less: Reclassification adjustment included in net income				(21,671)		(21,671)
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains arising during the period				6,907		6,907
Less: Reclassification adjustment included in net income				(5,933)		(5,933)
Minimum pension liability adjustment				(2,754)		(2,754)
Foreign currency translation adjustments
Translation adjustments arising during the period				86,313		86,313

Total comprehensive income						192,368

Stock issue costs, net of tax			(22)			(22)
Dividends declared			(25,042)			(25,042)
Purchase of treasury stock					(558)	(558)
Reissuance of treasury stock		9			46	55
Adoption of FAS No. 158, net of tax				(9,508)		(9,508)
Other			19,373	(19,373)		—

Balance at March 31, 2007	626,907	1,143,423	1,719,506	(115,493)	(3,639)	3,370,704

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
				Accumulated
		Additional		other	Treasury
	Common	paid-in	Retained	comprehensive	stock, at
	stock	capital	earnings	income	cost	Total

Balance at March 31, 2007	626,907	1,143,423	1,719,506	(115,493)	(3,639)	3,370,704
Exercise of stock acquisition rights	3,538	3,685				7,223
Conversion of convertible bonds	131	131				262
Stock-based compensation		4,192				4,192
Comprehensive income:
Net income			369,435			369,435
Cumulative effect of an accounting change			(4,452)			(4,452)
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities:
Unrealized holding gains arising during the period				3,043		3,043
Less: Reclassification adjustment included in net income				(18,210)		(18,210)
Unrealized gains (losses) on derivative instruments:
Unrealized holding losses arising during the period				(1,807)		(1,807)
Less: Reclassification adjustment included in net income				(489)		(489)
Pension liability adjustment				(26,103)		(26,103)
Foreign currency translation adjustments
Translation adjustments arising during the period				(213,160)		(213,160)
Less: Reclassification adjustment included in net income				692		692

Total comprehensive income						108,949

Stock issue costs, net of tax			(48)			(48)
Dividends declared			(25,080)			(25,080)
Purchase of treasury stock					(1,231)	(1,231)
Reissuance of treasury stock		16			102	118

Balance at March 31, 2008	630,576	1,151,447	2,059,361	(371,527)	(4,768)	3,465,089

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
				Accumulated
		Additional		other	Treasury
	Common	paid-in	Retained	comprehensive	stock, at
	stock	capital	earnings	income	cost	Total

Balance at March 31, 2008	630,576	1,151,447	2,059,361	(371,527)	(4,768)	3,465,089
Exercise of stock acquisition rights	189	189				378
Stock-based compensation		3,423				3,423
Comprehensive income:
Net loss			(98,938)			(98,938)
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities:
Unrealized holding losses arising during the period				(48,207)		(48,207)
Less: Reclassification adjustment included in net loss				7,348		7,348
Unrealized gains (losses) on derivative instruments:
Unrealized holding losses arising during the period				(1,929)		(1,929)
Less: Reclassification adjustment included in net loss				3,716		3,716
Pension liability adjustment				(74,517)		(74,517)
Foreign currency translation adjustments
Translation adjustments arising during the period				(248,231)		(248,231)
Less: Reclassification adjustment included in net loss				534		534

Total comprehensive loss						(460,224)

Stock issue costs, net of tax			(4)			(4)
Dividends declared			(42,648)			(42,648)
Purchase of treasury stock					(302)	(302)
Reissuance of treasury stock		(25)	(152)		416	239
Effects of changing the pension plan measurement date pursuant to FAS No. 158			(668)	(630)		(1,298)

Balance at March 31, 2009	630,765	1,155,034	1,916,951	(733,443)	(4,654)	2,964,653

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

Fair value measurements -

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 157, “Fair Value Measurements”. FAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Positions (“FSP”) No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157”. FSP No. FAS 157-1 removed certain leasing transactions from the scope of FAS No. 157. FSP No. FAS 157-2 partially delayed the effective date of FAS No. 157 for Sony until April 1, 2009 for certain nonfinancial assets and liabilities. In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”. FSP No. FAS 157-3 clarifies the application of FAS No. 157 in a market that is not active, and was effective upon issuance. Sony adopted FAS No. 157 on April 1, 2008 with regards to financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of FAS No. 157 as it relates to financial assets and liabilities did not have a material impact on Sony’s consolidated results of operations and financial position. The adoption of FAS No. 157 as it relates to nonfinancial assets and liabilities that are recognized or disclosed at fair value in Sony’s financial statements on a nonrecurring basis is not expected to have a material impact on Sony’s consolidated results of operations and financial position.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Fair value option for financial assets and financial liabilities -

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. FAS No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, various financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. Sony adopted FAS No. 159 on April 1, 2008. Sony did not elect the fair value option for any assets or liabilities that were not previously carried at fair value. Accordingly, the adoption of FAS No. 159 had no impact on Sony’s consolidated financial statements. However, its effects on future periods will depend on the nature of instruments held by Sony and its elections under the provisions of FAS No. 159.

Disclosures about derivative instruments and hedging activities -

In March 2008, the FASB issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. FAS No. 161 amends and expands the disclosures required by FAS No. 133 to provide more information about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS No. 133 and its interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Sony adopted FAS No. 161 for disclosures related to the fiscal year ended March 31, 2009. Since this standard impacts disclosures only, the adoption of FAS No. 161 has no impact on Sony’s results of operations and financial position.

Amendments to the impairment guidance of certain debt securities -

In January 2009, the FASB issued FSP No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20”. FSP No. EITF 99-20-1 amends the impairment guidance in Emerging Issues Task Force (“EITF”) Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets” to make the guidance consistent between EITF Issue No. 99-20 and FAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. FSP No. EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and is applied prospectively. The adoption of FSP No. EITF 99-20-1 did not have a material impact on Sony’s results of operations and financial position.

Disclosures about transfers of financial assets and variable interest entities -

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities”. It amends FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to require additional disclosures about transfers of financial assets. It also amends FASB Interpretation (“FIN”) No. 46 (Revised), “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51”, to require additional disclosures about involvement with variable interest entities (“VIEs”). Sony adopted FSP No. FAS 140-4 and FIN 46(R)-8 for disclosures related to the fiscal year ended March 31, 2009. This standard encourages but does not require comparative disclosures for earlier periods at the initial adoption. Since this standard impacts disclosures only, the adoption of FSP No. FAS 140-4 and FIN 46(R)-8 did not have a material impact on Sony’s results of operations and financial position.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

If it has been determined that Sony’s investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings. Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuers, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

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

Equity securities in non-public companies -

Equity securities in non-public companies are carried at cost if fair value is not readily determinable. If the carrying value of a non-public equity investment is estimated to have declined and such decline is judged to be other-than-temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

Allowance for doubtful accounts -

Sony maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Sony reviews accounts receivable by amounts due by customers which are past due to identify specific customers with known disputes or collectability issues. In determining the amount of the reserve, Sony makes judgments about the creditworthiness of customers based on past collection experience and ongoing credit risk evaluations.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

non-current assets. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued, for an individual product based on the proportion that current period actual revenues bear to the estimated remaining total lifetime revenues. These estimates are reviewed on a periodic basis.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed on the declining-balance method for Sony Corporation and its Japanese subsidiaries, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method over the estimated useful life of the assets. Property, plant and equipment for foreign subsidiaries is also computed on the straight-line method. Useful lives for depreciation range from 2 to 60 years for buildings and from one to 25 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Goodwill and other intangible assets -

Goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Impairment testing of goodwill is performed at a reporting unit level. Fair value of reporting units and indefinite lived intangible assets is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables.

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, software to be sold, leased or otherwise marketed, music catalogs and artist contracts. Patent rights, know-how, license agreements and software to be sold, leased or otherwise marketed are amortized on a straight-line basis, generally, over 3 to 8 years. Music catalogs and artist contracts are amortized on a straight-line basis, generally, over 10 to 40 years.

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

Impairment of long-lived assets -

Sony reviews the recoverability of the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicate that the individual carrying amount of an asset or asset group may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the cash flows are determined to be less than the carrying value of the asset or asset group, an impairment loss has occurred and the loss would be recognized during the period for the difference between the carrying value of the asset or asset group and estimated fair value. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell and are not depreciated. Fair value is determined using the present value of estimated net cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

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

As a result of the adoption of FAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an Amendment of FAS No. 133 and FAS No. 140”, Sony’s operating income increased by 3,828 million yen for the fiscal year ended March 31, 2007. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. Additionally, on April 1, 2006, Sony recognized a net charge of 3,785 million yen (net of income taxes of 2,148 million yen) as a cumulative-effect adjustment to beginning retained earnings, which

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

consisted of 1,754 million yen (net of income taxes of 996 million yen) of gross gains and 5,539 million yen (net of income taxes of 3,144 million yen) of gross losses.

In accordance with FAS No. 133, the various derivative financial instruments held by Sony are classified and accounted for as described below.

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

Stock-based compensation -

With the adoption of FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”), effective April 1, 2006, Sony accounts for stock-based compensation using the fair value based method. The expense is mainly included in selling, general and administrative expenses. Sony elected the modified prospective method of transition prescribed in FAS No. 123(R) and therefore did not restate the results for prior periods. Stock-based compensation expense for all stock acquisition rights granted after April 1, 2006 is based on the grant-date fair value estimated in accordance with FAS No. 123(R). The fair value is measured on the date of grant using the Black-Scholes option-pricing model. Sony recognizes this compensation expense, net of an estimated forfeiture rate, only for the rights expected to vest ratably over the requisite service period of the stock acquisition rights, which is generally a period of three years. Sony estimated the forfeiture rate for the fiscal years ended March 31, 2007, 2008 and 2009, based on its historical experience in the stock acquisition rights plans where the majority of the vesting terms have been satisfied.

Free distribution of common stock -

On occasion, Sony Corporation may make a free distribution of common stock which is accounted for either by a transfer from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares in the common stock account.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Under the Japanese Companies Act, a stock dividend can be affected by an appropriation of retained earnings to the common stock account, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors.

Free distribution of common stock is recorded in the consolidated financial statements only when it becomes effective.

Stock issue costs -

Stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Companies Act prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.

Revenue recognition -

Revenues from electronics, game and music sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives.

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

Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse. Revenues from the sale of DVDs and Blu-ray Disctm, net of anticipated returns and sales incentives, are recognized upon availability of sale to the public. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired. Revenues from subscription fees received by the television networks are recognized when the service is provided.

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

Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consideration given to a customer or a reseller -

In accordance with EITF Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products”, sales incentives or other cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2007, 2008 and 2009, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expense totaled 31,933 million yen, 37,018 million yen and 29,813 million yen, respectively.

Cost of sales -

Costs classified as cost of sales relate to the producing and manufacturing of products and include items such as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film costs related to theatrical and television products.

Research and development costs -

Research and development costs, included in cost of sales, include items such as salaries, personnel expenses and other direct and indirect expenses associated with research and product development.

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

Financial service expenses -

Financial service expenses include a provision for policy reserves and amortization of deferred insurance acquisition costs, and all other operating costs such as personnel expenses, depreciation of fixed assets, and office rental of subsidiaries in the Financial Services segment.

Advertising costs -

Advertising costs are expensed when the advertisement or commercial appears in the selected media, except for advertising costs for acquiring new insurance policies which are deferred and amortized as part of insurance acquisition costs.

Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are an integral part of producing and distributing films under Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films”. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

costs and warehousing costs for raw materials and in-process inventory. Amounts paid by customers for shipping and handling costs are included in net sales.

Prepaid expenses and other current assets -

Prepaid expenses and other current assets includes receivables which relate to arrangements with certain component manufacturers whereby Sony procures goods and services, including product components, for these component manufacturers and is reimbursed for the related purchases. No revenue is recognized on these transfers. Sony usually will repurchase the inventory at a later date from the component manufacturers as either finished goods inventory or as partially assembled product.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income, and the tax liability attributed to undistributed earnings of subsidiaries and affiliated companies accounted for by the equity method expected to be remitted in the foreseeable future. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases computed in accordance with FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” of assets and liabilities.

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, Sony’s experience with operating loss carryforwards not expiring unused, as well as prudent and feasible tax planning strategies which would be employed by Sony, if necessary, to prevent net operating loss carryforwards from expiring unutilized.

Sony accounts for uncertain tax positions in accordance with FIN No. 48. Accordingly, Sony records assets and liabilities for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Sony continues to recognize interest and penalties, if any, with respect to unrecognized tax benefits as interest expense and as income tax expense, respectively, in the consolidated statements of income. The amount of income taxes Sony pays is subject to ongoing audits by various taxing authorities, which may result in proposed assessments. In addition, several significant items related to intercompany transfer pricing are currently the subject of negotiations between tax authorities in different jurisdictions as a result of pending advance pricing agreement applications and competent authority requests. Sony’s estimate for the potential outcome for any uncertain tax issues is judgmental and requires significant estimates. Sony assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, Sony records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If Sony does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. However, Sony’s future results may include favorable or unfavorable adjustments to Sony’s estimated tax liabilities due to closure of income tax examinations, the outcome of negotiations between tax jurisdictions, new regulatory or judicial pronouncements or other relevant events. As a result, the amount of unrecognized tax benefits, and the effective tax rate, may fluctuate significantly.

In connection with the adoption of the provisions of FIN No. 48 on April 1, 2007, a charge against beginning retained earnings totaling 4,452 million yen was recorded.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Net income (loss) per share (“EPS”) -

Basic EPS is computed based on the weighted-average number of shares of common stock outstanding during each period. The computation of diluted EPS reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities including the conversion of contingently convertible debt instruments regardless of whether the conditions to exercise the conversion rights have been met. All potentially dilutive securities are excluded from the calculation in a net loss situation.

(3)	Recent pronouncements:

Accounting for collaborative arrangements -

In December 2007, the FASB ratified EITF Issue No. 07-1, “Accounting for Collaborative Arrangements”. EITF Issue No. 07-1 defines collaborative arrangements and requires that transactions with third parties that do not participate in the arrangement be reported in the appropriate income statement line items pursuant to the guidance in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”. Income statement classification of payments made between participants of a collaborative arrangement are to be based on other applicable authoritative accounting literature. EITF Issue No. 07-1 is effective for Sony as of April 1, 2009, and requires retrospective application to all prior periods presented for all collaborative arrangements existing as of the effective date. Sony is currently evaluating the impact of adopting EITF Issue No. 07-1.

Business combinations -

In December 2007, the FASB issued FAS No. 141(R), “Business Combinations,” which applies for Sony prospectively to business combinations for which the acquisition date is on or after April 1, 2009. FAS No. 141(R) requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date, and requires the assets acquired and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions. The effect of these changes on future periods will depend primarily on the nature and significance of any acquisitions subject to FAS No. 141(R). Also, under FAS No. 141(R), changes in deferred tax asset valuation allowances and acquired income tax uncertainties after the acquisition date generally will affect income tax expense in periods subsequent to the acquisition date. Adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to April 1, 2009 would also apply the provisions of FAS No. 141(R).

In April 2009, the FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, to amend FAS No. 141(R). FSP No. FAS 141(R)-1 addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. For Sony, FSP No. FAS 141(R)-1 is effective for assets acquired or liabilities assumed arising from contingencies in business combinations for which the acquisition date is on or after April 1, 2009. The effect of FSP No. FAS 141(R)-1 will depend on the nature and significance of any acquisitions after the adoption date.

Noncontrolling interests in consolidated financial statements -

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.” FAS No. 160 requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

owners. Pursuant to the transition provisions of FAS No. 160, Sony will adopt the statement as of April 1, 2009, via retrospective application of the presentation and disclosure requirements. The effects on future periods will depend on the nature and significance of any transactions subject to FAS No. 160.

Determination of the useful life of intangible assets -

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FAS No. 142, “Goodwill and Other Intangible Assets.” The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under FSP No. FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. For Sony, FSP No. FAS 142-3 will require certain additional disclosures in future periods after the effective date of April 1, 2009, and application to useful life estimates prospectively for intangible assets acquired after March 31, 2009. The adoption of FSP No. FAS 142-3 is not expected to have a material impact on Sony’s results of operations and financial position.

Equity method investment accounting -

In November 2008, the FASB ratified EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations”, which addresses certain effects of FAS Nos. 141(R) and 160 on an entity’s accounting for equity-method investments. The consensus indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. EITF Issue No. 08-6 is effective for Sony as of April 1, 2009 and its effects on future periods will depend on the nature and significance of any transactions subject to EITF Issue No. 08-6.

Postretirement benefit plan asset disclosures -

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”. FSP No. FAS 132(R)-1 requires additional disclosures about plan assets for sponsors of defined benefit pension and postretirement plans including expanded information regarding investment strategies, major categories of plan assets, and concentrations of risk within plan assets. Additionally, FSP No. FAS 132(R)-1 requires disclosures similar to those required under FAS No. 157 with respect to the fair value of plan assets such as the inputs and valuation techniques used to measure fair value and information with respect to classification of plan assets in terms of the hierarchy of the source of information used to determine their value. The disclosures under FSP No. FAS 132(R)-1 are required for annual periods ending after December 15, 2009. Upon initial application, the provisions of FSP No. FAS 132(R)-1 are not required for earlier periods that are presented for comparative purposes. Sony is currently evaluating the additional disclosures required by FSP No. FAS 132(R)-1.

Recognition and presentation of other-than-temporary impairments -

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. The FSP is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. The FSP applies to debt securities only and requires separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell a debt security and it is more likely than not that the entity will not have to sell the debt security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. In addition, upon adoption of the FSP, an entity is

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. FSP No. FAS 115-2 and FAS 124-2 is effective for Sony as of April 1, 2009. Sony is currently evaluating the impact of adopting the FSP.

Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly -

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. FSP No. FAS 157-4 provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed. FSP No. FAS 157-4 is effective for Sony as of April 1, 2009, and is applied prospectively. The adoption of FSP No. FAS 157-4 is not expected to have a material impact on Sony’s results of operations and financial position.

(4)	Reclassifications:

Equity in net income (loss) of affiliated companies -

Sony periodically reviews the presentation of its financial information to ensure that it is consistent with the way management views the consolidated operations. Since Sony considers a majority of its equity investments to be integral to its operations, effective April 1, 2008, Sony reports equity in net income (loss) of affiliated companies as a component of operating income (loss). Prior to April 1, 2008, equity in net income (loss) of affiliated companies was presented below minority interest in income (loss) of consolidated subsidiaries and above net income (loss) in Sony’s consolidated results of operations. As a result of the reclassification, both operating income and income before income taxes increased by 78,654 million yen for the fiscal year ended March 31, 2007, by 100,817 million yen for the fiscal year ended March 31, 2008, and both operating loss and loss before income taxes increased by 25,109 million yen for the fiscal year ended March 31, 2009. The reclassification did not affect net income (loss) for all fiscal years presented.

Other reclassifications -

Certain reclassifications of the financial statements for the fiscal years ended March 31, 2007 and 2008 have been made to conform to the presentation for the fiscal year ended March 31, 2009.

3.	Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2008	2009

Finished products	687,095	573,952
Work in process	119,656	79,848
Raw materials, purchased components and supplies	214,844	159,268

	1,021,595	813,068

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

4.	Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2008	2009

Theatrical:
Released (including acquired film libraries)	130,280	112,425
Completed not released	5,369	23,778
In production and development	133,829	120,374
Television licensing:
Released (including acquired film libraries)	25,801	37,935
In production and development	1,652	4,180
Broadcasting rights	16,808	18,632
Less: current portion of broadcasting rights included in inventories	(9,496)	(10,447)

Total film costs	304,243	306,877

Sony estimates that approximately 89% of the unamortized costs of released films, excluding the amounts allocated to acquired film libraries, at March 31, 2009 will be amortized within the next three years. Approximately 109 billion yen of released film costs are expected to be amortized during the next twelve months. At March 31, 2009, unamortized acquired film libraries of approximately 1 billion yen are expected to be amortized on a straight-line basis over an average remaining life of one year. Approximately 113 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5.	Related party transactions

Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). Significant investments at March 31, 2009 of this nature include, but are not limited to, Sony’s interest in Sony Ericsson Mobile Communications AB (“Sony Ericsson”) (50%) and S-LCD Corporation (“S-LCD”) (50% minus 1 share).

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions
	March 31, 2008
	Sony		SONY
	Ericsson	S-LCD	BMG	Others	Total

Current assets	676,077	139,040	224,474	307,149	1,346,740
Noncurrent assets	93,969	314,133	187,097	556,524	1,151,723

Total assets	770,046	453,173	411,571	863,673	2,498,463

Current liabilities	491,740	70,079	260,324	230,210	1,052,353
Long-term liabilities and minority interest	14,838	23,224	36,663	602,040	676,765
Stockholders’ equity	263,468	359,870	114,584	31,423	769,345
Percentage of ownership in equity investees	50%	50%	50%	20%-50%
Equity investment and undistributed earnings of affiliated companies, before consolidating and reconciling adjustments	131,734	179,935	57,292
Consolidation and reconciling adjustments:
Advances	0	0	158
Other	0	0	(30,193)

Investment in and advances to equity investees at cost plus equity in undistributed earnings since acquisition	131,734	179,935	27,257	42,262	381,188

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2009
	Sony
	Ericsson	S-LCD	Others	Total

Current assets	421,910	107,243	204,841	733,994
Noncurrent assets	84,991	321,264	90,922	497,177

Total assets	506,901	428,507	295,763	1,231,171

Current liabilities	372,482	117,401	134,990	624,873
Long-term liabilities and minority interest	12,360	23,256	59,446	95,062
Stockholders’ equity	122,059	287,850	101,327	511,236
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity investment and undistributed earnings of affiliated companies, before consolidating and reconciling adjustments	61,030	143,925
Consolidation and reconciling adjustments:
Other	(1,082)	(1,382)

Investment in and advances to equity investees at cost plus equity in undistributed earnings since acquisition	59,948	142,543	34,288	236,779

Statements of Income

	Yen in millions
	Fiscal Year Ended March 31, 2007
	Sony		SONY	MGM
	Ericsson	S-LCD	BMG	Holdings	Others	Total

Net revenues	1,766,855	457,635	475,839	126,694	461,189	3,288,212

Operating income (loss)	216,558	16,136	38,553	(9,606)	12,528	274,169
Other income (expense), net	8,456	(3,294)	(22,597)	(53,947)

Income (loss) before income taxes	225,014	12,842	15,956	(63,553)
Income tax (expense) benefit	(49,433)	0	(5,036)	7,321
Minority interest (expense) benefit	(4,978)	0	(864)	0

Net income (loss)	170,603	12,842	10,056	(56,232)	11,226	148,495
Percentage of ownership in equity investees	50%	50%	50%	45%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	85,301	6,421	5,028	(25,304)
Consolidation and reconciling adjustments:
Other	(16)	(1,375)	0	6,386

Equity in net income (loss) of affiliated companies	85,285	5,046	5,028	(18,918)	2,213	78,654

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal Year Ended March 31, 2008
	Sony		SONY
	Ericsson	S-LCD	BMG	Others	Total

Net revenues	2,031,078	670,745	445,697	615,240	3,762,760

Operating income (loss)	220,980	19,695	38,054	13,762	292,491
Other income (expense), net	4,262	(1,379)	(9,039)

Income (loss) before income taxes	225,242	18,316	29,015
Income tax (expense) benefit	(60,935)	(520)	(8,725)
Minority interest (expense) benefit	(4,917)	0	(272)

Net income (loss)	159,390	17,796	20,018	(44,387)	152,817
Percentage of ownership in equity investees	50%	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	79,695	8,898	10,009
Consolidation and reconciling adjustments:
Other	(214)	(1,479)	0

Equity in net income (loss) of affiliated companies	79,481	7,419	10,009	3,908	100,817

	Yen in millions
	Fiscal Year Ended March 31, 2009
	Sony
	Ericsson	S-LCD	Others	Total

Net revenues	1,459,259	670,311	550,691	2,680,261

Operating income (loss)	(92,762)	1,393	15,475	(75,894)
Other income (expense), net	12,599	11,191

Income (loss) before income taxes	(80,163)	12,584
Income tax (expense) benefit	23,888	(626)
Minority interest (expense) benefit	(3,434)	0

Net income (loss)	(59,709)	11,958	4,898	(42,853)
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	(29,855)	5,979
Consolidation and reconciling adjustments:
Other	(400)	916

Equity in net income (loss) of affiliated
companies	(30,255)	6,895	(1,749)	(25,109)

Sony Ericsson, a 50/50 joint venture with Telefonaktiebolaget LM Ericsson focused on mobile phone handsets, was established in October 2001 and is included in affiliated companies accounted for under the equity method. Sony Ericsson purchases several key components such as camera modules, memory, batteries and LCD panels from Sony. Sony received a return of capital of 17,353 million yen from Sony Ericsson during the fiscal year ended

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

March 31, 2008. Sony received dividends of 44,194 million yen in May 2007, 37,045 million yen in March 2008 and 23,363 million yen in September 2008 from Sony Ericsson.

S-LCD, a joint venture with Samsung Electronics Co., LTD focused on manufacturing amorphous TFT panels, was established in April 2004 with Sony’s ownership interest of 50% minus 1 share. Sony invested 25,992 million yen and 13,273 million yen in S-LCD during the fiscal years ended March 31, 2008 and 2009, respectively. S-LCD is strategic to Sony’s television business as it provides a source of high quality large screen LCD panels to differentiate Sony’s Bravia LCD televisions.

In April 2005, Sony, through its wholly owned subsidiary Sony Corporation of America, acquired a 20% ownership interest in MGM Holdings Inc. (“MGM”), which operates under the Metro-Goldwyn-Mayer name and is focused on new film production and distribution activities. Although Sony owns 20% of MGM’s total equity, on a fully diluted basis as a result of the warrants dilution, Sony owns 45% of the total outstanding common stock and therefore, recorded 45% of MGM’s net income (loss) as equity in net income of affiliated companies. As a result of the cumulative losses recorded by MGM through March 31, 2007, the carrying value of Sony’s investment in MGM was written down to zero as of March 31, 2007. As Sony has not guaranteed any obligations of MGM nor has it otherwise committed to provide further financial support to MGM, Sony did not record its share of MGM’s net losses during the fiscal years ended March 31, 2008 and 2009.

On October 1, 2008, Sony acquired Bertelsmann AG’s 50% equity interest in SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”). As a result of this acquisition, SONY BMG became a wholly owned subsidiary of Sony and its results are consolidated from the acquisition date. The summarized financial information for SONY BMG for the six months ended September 30, 2008 is included in Others. See Note 24 Acquisitions for a further description of this acquisition. SONY BMG was established as a 50/50 joint venture on August 1, 2004 when Sony combined its recorded music business, except for the operations of its recorded music business in Japan, with the recorded music business of Bertelsmann AG. As a result, the operations of SONY BMG were accounted for under the equity method from August 1, 2004 until Sony’s acquisition of the remaining 50% equity interest.

Sony’s proportionate share in the underlying net assets of the investees exceeded the carrying value of investments in affiliated companies by 11,361 million yen at March 31, 2008. The variance mainly related to the difference in the carrying value of the net assets contributed by Sony and Bertelsmann AG upon the formation of SONY BMG. Thus, the difference was substantially eliminated after Sony’s acquisition of Bertelsmann AG’s 50% interest in SONY BMG for the fiscal year ended March 31,2009.

Affiliated companies accounted for under the equity method with an aggregate carrying value of 6,931 million yen and 7,144 million yen at March 31, 2008 and 2009, were quoted on established markets at an aggregate value of 58,460 million yen and 26,909 million yen, respectively.

The number of affiliated companies accounted for under the equity method at March 31, 2008 and 2009 were 63 and 85, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	Yen in millions
	March 31
	2008	2009

Accounts receivable, trade	37,037	28,030

Accounts payable, trade	54,680	24,915

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal Year Ended March 31
	2007	2008	2009

Sales	299,487	266,303	204,578

Purchases	463,578	542,075	332,286

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2007, 2008 and 2009 were 10,475 million yen, 87,290 million yen and 40,361 million yen, respectively.

6.	Transfer of financial assets

Sony has established several accounts receivable sales programs whereby Sony can sell up to 50,000 million yen of eligible trade accounts receivable in the aggregate at any one time. Through these programs, Sony can sell receivables to qualified special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. These transactions are accounted for as sales in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, because Sony has relinquished control of the receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2008 and 2009 were 181,412 million yen and 130,847 million yen, respectively. Losses from these transactions were insignificant. Although Sony continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

A subsidiary of the financial services segment has established several receivables sales programs whereby the subsidiary can sell up to 23,000 million yen of eligible receivables in the aggregate at any one time. Through these programs, the subsidiary can sell receivables to qualified special purpose entities owned and operated by banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. These transactions are accounted for as sales in accordance with FAS No. 140, since the subsidiary has relinquished control of the receivables. Total receivables sold during the fiscal year ended March 31, 2008 and 2009 were 113,755 million yen and 166,077 million yen, respectively. Losses from these transactions were insignificant. Although the subsidiary continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

7.	Marketable securities and securities investments and other

Marketable securities and securities investments and other, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2008				March 31, 2009
		Gross	Gross			Gross	Gross
		unrealized	unrealized			unrealized	unrealized
	Cost	gains	losses	Fair value	Cost	gains	losses	Fair value

Available-for-sale:
Debt securities	3,052,096	78,723	(13,092)	3,117,727	2,435,846	53,494	(28,242)	2,461,098
Equity securities	239,551	75,316	(19,555)	295,312	114,910	11,254	(8,974)	117,190
Held-to-maturity
Securities	57,840	773	(34)	58,579	1,465,409	32,359	(4,454)	1,493,314

Total	3,349,487	154,812	(32,681)	3,471,618	4,016,165	97,107	(41,670)	4,071,602

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

At March 31, 2009, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities with maturities of one to forty years.

Proceeds from sales of available-for-sale securities were 374,612 million yen, 1,296,797 million yen and 1,165,451 million yen for the fiscal years ended March 31, 2007, 2008 and 2009, respectively. On those sales, gross realized gains computed on the average cost basis were 38,448 million yen, 36,832 million yen and 41,860 million yen and gross realized losses were 4,031 million yen, 8,418 million yen and 30,554 million yen, respectively.

Marketable securities classified as trading securities at March 31, 2008 and 2009 were 349,290 million yen and 286,323 million yen, respectively, which consist of debt and equity securities.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2008 and 2009, totaled 62,138 million yen and 60,400 million yen, respectively. Non-public equity investments are valued at cost as fair value is not readily determinable.

With respect to trading securities, primarily in the life insurance business, Sony recorded net unrealized gains of 11,550 million yen for the fiscal year ended March 31, 2007 and net unrealized losses of 57,003 million yen and 79,476 million yen for the fiscal years ended March 31, 2008 and 2009, respectively. Changes in the fair value of trading securities are primarily recognized in Financial service revenue in the consolidated statements of income.

The following table presents the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2009.

	Yen in millions
	Less than 12 months		12 months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses

Available-for-sale:
Debt securities	187,712	(10,281)	197,822	(17,961)	385,534	(28,242)
Equity securities	38,745	(5,704)	10,778	(3,270)	49,523	(8,974)
Held-to-maturity
Securities	497,056	(4,454)	273	0	497,329	(4,454)

Total	723,513	(20,439)	208,873	(21,231)	932,386	(41,670)

For the fiscal years ended March 31, 2007, 2008 and 2009, total realized impairment losses were 7,413 million yen, 37,117 million yen and 45,644 million yen, respectively.

At March 31, 2009, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8.	Leased assets

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets. Certain of these leases have renewal and purchase options. Sony has also entered into capital lease arrangements with third parties to finance certain of its theatrical productions.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2008	2009

Land	68	66
Buildings	1,669	1,610
Machinery, equipment and others	19,950	18,168
Film costs	32,991	22,757
Accumulated depreciation and amortization	(11,704)	(11,793)

	42,974	30,808

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2009:

Yen in millions

Fiscal year ending March 31:
2010	10,367
2011	8,169
2012	6,323
2013	4,486
2014	3,390
Later years	20,484

Total minimum lease payments	53,219
Less — Amount representing interest	10,159

Present value of net minimum lease payments	43,060
Less — Current obligations	8,920

Long-term capital lease obligations	34,140

Total minimum capital lease payments have not been reduced by minimum sublease income of 8,722 million yen due in the future under noncancelable subleases.

Rental expenses under operating leases for the fiscal years ended March 31, 2007, 2008 and 2009 were 85,598 million yen, 87,040 million yen and 87,360 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2007, 2008 and 2009 were 2,689 million yen, 1,718 million yen and 1,742 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases as of March 31, 2009 were 5,546 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2009 are as follows:

Yen in millions

Fiscal year ending March 31:
2010	44,488
2011	35,028
2012	26,373
2013	18,162
2014	14,109
Later years	43,822

Total minimum future rentals	181,982

9.	Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2009 totaled 201,366 million yen, which are primarily subject to amortization and are comprised of the following:

	Yen in millions	Years
	Intangible assets	Weighted-average
	acquired during the year	amortization period

Patent rights, know-how and license agreements	28,842	8
Software to be sold, leased or otherwise marketed	26,765	3
Music catalogs	90,605	25
Artist contracts	17,174	10
Other	37,980	8

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2008		March 31, 2009
	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	amortization	amount	amortization

Patent rights, know-how and license agreements	110,243	(55,932)	125,721	(61,557)
Software to be sold, leased or otherwise marketed	48,186	(23,529)	51,886	(20,779)
Music catalogs	106,587	(28,001)	180,679	(31,538)
Artist contracts	15,218	(13,820)	28,170	(12,331)
Other	48,457	(24,792)	103,239	(47,010)

Total	328,691	(146,074)	489,695	(173,215)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2007, 2008 and 2009 was 33,168 million yen, 39,138 million yen and 47,101 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Yen in millions

Fiscal year ending March 31,
2010	49,668
2011	43,436
2012	29,422
2013	21,998
2014	15,825

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2008	2009

Trademarks	58,595	57,915
Distribution agreements	18,834	18,834
Other	3,444	3,119

Total	80,873	79,868

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2008 and 2009 are as follows:

	Yen in millions
				Financial
	Electronics	Game	Pictures	Services	All Other	Total

Balance at March 31, 2007	71,269	116,645	94,186	1,675	20,894	304,669
Goodwill acquired during year	3,813	6,634	1,928	1,337	8,635	22,347
Impairment losses	—	—	—	—	(12)	(12)
Other*	(2,274)	(447)	(15,602)	8	(4,266)	(22,581)

Balance at March 31, 2008	72,808	122,832	80,512	3,020	25,251	304,423
Goodwill acquired during year	11,149	505	29,335	—	123,879	164,868
Impairment losses	—	—	—	—	(7,961)	(7,961)
Other*	(954)	95	(2,369)	—	(14,144)	(17,372)

Balance at March 31, 2009	83,003	123,432	107,478	3,020	127,025	443,958

*	Other primarily consists of translation adjustments.

As described in Note 2, Sony performs an annual impairment test for goodwill. During the fiscal year ended March 31, 2009, Sony recorded an impairment loss of 7,961 million yen for reporting units in All Other, of which 7,655 million yen was related to goodwill recorded for Sony’s acquisition of Gracenote, Inc. (“Gracenote”), a company that provides technology and services for digital media identification, enrichment and recommendation. The impairment charge for Gracenote reflects the impact of weakened economic conditions which has resulted in lower growth forecasts for several key markets serviced by the company, including the automotive and mobile communications markets. The valuation of Gracenote has also decreased due to the use of a higher discount rate in calculating the present value of future cash flows to reflect higher perceived economic risk due to the economic downturn. The impairment charges reflected the overall decline in the fair value of the reporting units. The fair

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

values of the reporting units were estimated principally using the expected present value of future cash flows. See Note 24 Acquisitions for a further description of this acquisition.

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

The amounts of statutory net equity of the subsidiaries as of March 31, 2008 and 2009 were 198,057 million yen and 154,409 million yen, respectively.

(1)	Insurance policies:

Life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2007, 2008 and 2009 were 481,764 million yen, 506,801 million yen and 526,303 million yen, respectively. Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2007, 2008 and 2009 were 48,937 million yen, 53,035 million yen and 58,576 million yen, respectively.

(2)	Deferred insurance acquisition costs:

Insurance acquisition costs, including such items as commission, medical examination and inspection report fees, that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits. Amortization charged to income for the fiscal years ended March 31, 2007, 2008 and 2009 amounted to 51,027 million yen, 59,932 million yen and 64,599 million yen, respectively.

(3)	Future insurance policy benefits:

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon estimates as to future investment yield, mortality, morbidity, withdrawals and other factors. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Future policy benefits are computed using interest rates ranging from 1.2% to 4.8% and are based on factors such as market conditions and expected investment returns. Mortality, morbidity and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2008 and 2009, future insurance policy benefits amounted to 2,286,868 million yen and 2,486,259 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

11.  Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2008	2009

Unsecured commercial paper:
with a weighted-average interest rate of 0.66%		172,465
Unsecured loans:
with a weighted-average interest rate of 3.43%
with a weighted-average interest rate of 3.18%	53,224
		121,150
Secured call money:
with a weighted-average interest rate of 0.57%	10,000
with a weighted-average interest rate of 0.48%		10,000

	63,224	303,615

At March 31, 2009, securities investments with a book value of 2,144 million yen and marketable securities with a book value of 8,121 million yen were pledged as collateral for 10,000 million yen of call money, by subsidiaries in Financial Services segment. In addition, marketable securities with a book value of 94,513 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes at March 31, 2009.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2008	2009

Unsecured loans, representing obligations principally to banks:
Due 2008 to 2018, with interest rates ranging from 0.93% to 5.89% per annum	370,038
Due 2009 to 2020, with interest rates ranging from 0.67% to 5.24% per annum		380,388
Unsecured zero coupon convertible bonds, due 2008	250,000
Unsecured 1.01% bonds, due 2010, net of unamortized discount	39,998	39,999
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,993	49,996
Unsecured 0.80% bonds, due 2010, net of unamortized discount	49,995	49,997
Unsecured 1.52% bonds, due 2011, net of unamortized discount	49,998	49,999
Unsecured 1.16% bonds, due 2012, net of unamortized discount	39,987	39,990
Unsecured 1.52% bonds, due 2013, net of unamortized discount	34,998	34,998
Unsecured 1.57% bonds, due 2015, net of unamortized discount	29,985	29,987
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,994	24,995
Unsecured 2.35% bonds, due 2010	4,900	4,900
Unsecured 1.17% bonds, due 2011		10,500
Unsecured 1.40% bonds, due 2013		10,700
Unsecured 2.00% bonds, due 2018		16,300
Capital lease obligations:
Due 2008 to 2021 with interest rates ranging from 2.40% to 15.00% per annum	51,889
Due 2009 to 2018 with interest rates ranging from 0.78% to 9.14% per annum		43,060
Guarantee deposits received	24,163	21,878

	1,020,938	807,687
Less — Portion due within one year	291,879	147,540

	729,059	660,147

There are no significant adverse debt covenants or cross-default provisions related to the above borrowings.

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal Year Ending March 31	Yen in millions

2010	147,540
2011	236,425
2012	84,009
2013	82,588
2014	117,995
Later Years	139,130

Total	807,687

At March 31, 2009, Sony had unused committed lines of credit amounting to 1,070,613 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. At April 1, 2009, Sony replaced its existing multi-currency commitment facility with a new facility which decreased borrowing capacity by 236,734 million yen when compared to the capacity at March 31, 2009. Furthermore, at March 31, 2009, Sony has commercial paper programs, the size of which was 1,187,610 million yen. The amount of

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

commercial paper issued, principally in Japan, was 172,465 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

12.	Deposits from customers in the banking business

All deposits from customers in the banking business are interest bearing deposits, and are owned by Sony’s Japanese bank subsidiary which was established as an online internet bank for individuals. At March 31, 2008 and 2009, the balance of time deposits issued in amounts of 10 million yen or more were 223,817 million yen and 225,354 million yen, respectively. These amounts have been classified as current liabilities due to the ability of the customers to make withdrawals prior to maturity.

At March 31, 2009, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal Year Ending March 31	Yen in millions

2011	27,061
2012	18,746
2013	4,663
2014	3,486
2015	235
Later years	10,529

Total	64,720

13.	Fair value measurements

As discussed in Note 2, effective April 1, 2008, Sony adopted FAS No. 157, “Fair Value Measurements”, (as impacted upon adoption and during the fiscal year by FSP Nos. FAS 157-1, 157-2 and 157-3) with respect to fair value measurements of (a) all financial assets and liabilities and (b) nonfinancial assets and liabilities that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually). Under FAS No. 157, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

Sony holds certain debt securities, equity securities and derivatives, which must be measured using the FAS No. 157 prescribed fair value hierarchy and related valuation techniques. FAS No. 157 specifies a hierarchy of inputs to valuation techniques based on the extent to which inputs used in measuring fair value are observable in the market. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Sony’s assumptions about the assumptions that market participants would use in pricing the asset or liability. FAS No. 157 requires the use of observable market data if such data is available without undue cost and effort. Each fair value measurement is reported in one of three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 — Inputs are unadjusted quoted prices for identical assets and liabilities in active markets. Level 1 assets and liabilities include equity securities and derivative contracts that are traded in an active market.

Level 2 — Inputs are based on observable inputs other than level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category includes the majority of government debt securities, corporate debt securities and derivative contracts.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Level 3 — One or more significant inputs are unobservable. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow techniques, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation of assumptions that market participants would use in pricing the asset or liability. This category primarily includes certain private equity investments and certain hybrid financial instruments not classified within level 1 or 2.

(1)	Valuation techniques:

Sony measures fair value as an exit price using the procedures described below for assets and liabilities subject to the fair value measurements of FAS No. 157. When available, Sony uses unadjusted quoted market prices in active markets to measure fair value and classifies such items within level 1. If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates and option volatilities. Items valued using internally generated models are classified according to the lowest level input that is significant to the valuation. Additionally, Sony considers both counterparty credit risk and Sony’s own creditworthiness in determining fair value. Sony attempts to mitigate credit risk to third parties by entering into netting agreements and actively monitoring the creditworthiness of counterparties and its exposure to credit risk through the use of credit limits and by selecting major international banks and financial institutions as counterparties.

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Marketable Securities and Security investments

Where quoted prices are available in an active market, securities are classified in level 1 of the fair value hierarchy. Level 1 securities include exchange-traded equities. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the fair value hierarchy. Level 3 securities do not have actively traded quotes at the balance sheet date and require the use of unobservable inputs, such as indicative quotes from dealers and qualitative input from investment advisors, to value these securities.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters — i.e. parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, which are consistently applied. Where derivative products have been established for some time, Sony uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty. Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within level 2 of the fair value hierarchy.

In determining the fair value of Sony’s interest rate swap derivatives, Sony uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument. For foreign currency derivatives, Sony’s approach is to use forward contract and option valuation models employing market observable inputs, such as spot currency rates, time value and option volatilities. These derivatives are

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

classified within level 2 since Sony primarily uses observable inputs in its valuation of its derivative assets and liabilities.

(2)	Assets and liabilities that are measured at fair value on a recurring basis:

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2009 is as follows:

	Yen in millions
	March 31, 2009
	Level 1	Level 2	Level 3	Total

Assets:
Marketable securities	123,183	308,073	20,589	451,845
Securities investments and other	141,032	2,230,207	105,185	2,476,424
Derivative assets*	—	24,401	—	24,401
Liabilities:
Derivative liabilities*	—	36,386	—	36,386

*	Derivative assets and liabilities are recognized and disclosed on a gross basis.

The changes in fair value of level 3 assets and liabilities for the fiscal year ended March 31, 2009 are as follows:

	Yen in millions
	Assets
	Marketable	Securities investments
	securities	and other

Beginning balance	1,678	67,373
Total realized and unrealized gains/(losses)
Included in earnings*[1]	(1,497)	(10,173)
Included in other comprehensive income (loss)	(337)	(7,938)
Purchases, issuances and settlements*[2]	19,931	267
Transfers in and/or out of level 3*[3]	814	55,656

Ending balance (March 31, 2009)	20,589	105,185

Changes in unrealized gains(losses) relating to instruments still held at reporting date
Included in earnings*[1]	(1,465)	(11,835)

*1	Earning effects are included in the “Financial service revenue” in the consolidated statements of income.

*2	Purchases, issuances and settlements include the reclassification between current assets and investments and advances.

*3	Transfers into or out of level 3 are reported as the value as of the beginning of the period in which the transfer occurs. Certain hybrid financial instruments were transferred into Level 3 due to a significant decline in market activities.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Financial instruments:

The estimated fair values of Sony’s financial instruments are summarized as follows. The following summary excludes cash and cash equivalents, call loans, time deposits, notes and accounts receivable, trade, call money, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business because the carrying values of these financial instruments approximated their fair values due to their short-term nature. The summary also excludes debt and equity securities which are disclosed in Note 7.

	Yen in millions
	March 31, 2008		March 31, 2009
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Long-term debt including the current portion	1,020,938	1,024,879	807,687	809,377
Investment contracts included in policyholders’ account in the life insurance business	274,779	275,967	286,104	289,905

The fair values of long-term debt including the current portion and investment contracts included in policyholders’ account in the life insurance business were estimated based on either the market value or the discounted future cash flows using Sony’s current incremental borrowing rates for similar liabilities.

14.	Derivative instruments and hedging activities

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate swap agreements (including interest rate and currency swap agreements). Certain other derivative financial instruments are entered into in the Financial Services segment for investment purposes. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. These derivatives generally mature or expire within 6 months after the balance sheet date. Sony does not use these derivative financial instruments for trading or speculative purposes, except for certain derivatives utilized for portfolio investments in the Financial Services segment. These derivative transactions utilized for portfolio investments in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.

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

For the fiscal years ended March 31, 2007, 2008 and 2009, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2007 and 2008, these cash flow hedges were fully effective. For the fiscal year ended March 31, 2009, the ineffective portion of the hedging relationship is not significant. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Derivatives not designated as hedges

Changes in the fair value of derivatives not designated as hedges are recognized in income.

A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:

Foreign exchange forward contracts and foreign currency option contracts

Foreign exchange forward contracts and purchased and written foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts.

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

Foreign exchange forward contracts, foreign currency option contracts and currency swap agreements held by certain subsidiaries in the Financial Services segment are marked-to-market with changes in value recognized in financial service revenue.

Interest rate swap agreements (including interest rate and currency swap agreements)

Interest rate swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in fair values.

Certain of the interest rate swap agreements Sony entered into are used for reducing the risk arising from the changes in the fair value of fixed rate available-for-sale debt securities. These derivatives are considered to be a hedge against changes in the fair value of Sony’s available-for-sale debt securities. Accordingly, these derivatives have been designated as fair value hedges in accordance with FAS No. 133.

Sony also enters into certain interest rate swap agreements for the purpose of reducing the risk arising from the changes in anticipated cash flows of variable rate debt and foreign currency denominated debt. These interest rate swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt, are considered to be a hedge against changes in the anticipated cash flows of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.

Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.

Any other interest rate swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate debt, are marked-to-market with changes in value recognized in other income and expenses.

Other agreements

Certain subsidiaries in the Financial Services segment have credit default swap agreements, equity future contracts, other currency contracts and hybrid financial instruments as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue. The hybrid financial instruments,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

disclosed in Note 7 as debt securities, contain embedded derivatives that are not required to be bifurcated because the entire instrument is carried at fair value.

For the fiscal year ended March 31, 2009, Sony adopted FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”, and the estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

	Yen in millions
Derivatives designated as	March 31, 2009
hedging instruments under	Asset derivatives		Liability derivatives
FAS No. 133	Balance sheet location	Fair value	Balance sheet location	Fair value

Interest rate contracts	Prepaid expenses and other current assets	294	Current liabilities other	7,115
Interest rate contracts		—	Liabilities other	1,428
Foreign exchange contracts	Prepaid expenses and other current assets	3,162	Current liabilities other	49

		3,456		8,592

	Yen in millions
Derivatives not designated as	March 31, 2009
hedging instruments under	Asset derivatives		Liability derivatives
FAS No. 133	Balance sheet location	Fair value	Balance sheet location	Fair value

Interest rate contracts	Prepaid expenses and other current assets	346	Current liabilities other	474
Interest rate contracts		—	Liabilities other	225
Foreign exchange contracts	Prepaid expenses and other current assets	19,461	Current liabilities other	27,094
Foreign exchange contracts	Assets other	2		—
Credit contracts	Prepaid expenses and other current assets	1,136	Current liabilities other	1

		20,945		27,794
Total derivatives		24,401		36,386

Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal year ended March 31, 2009 (yen in millions).

		Amount of gain or (loss)
Derivatives under FAS No. 133 fair value	Location of gain or (loss) recognized	recognized in income on
hedging relationships	in income on derivative	derivative

Interest rate contracts	Financial service revenue	(2,499)
Foreign exchange contracts	Foreign exchange gain, net	(8)

Total		(2,507)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Amount of
	gain or (loss)	Gain or (loss) reclassified from		Gain or (loss) recognized in
Derivatives under	recognized in	accumulated OCI into income		income on derivative
FAS No. 133 cash flow	OCI on derivative	(effective portion)		(ineffective portion)
hedging relationships	Amount	Location	Amount	Location	Amount

Interest rate contracts	(242)	Interest expense	192		—
Foreign exchange contracts	(2,236)	Foreign exchange gain, net	3,685	Foreign exchange gain, net	65

Total	(2,478)	Total	3,877	Total	65

At March 31, 2009, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of 1,584 million yen. Within the next twelve months, 506 million yen is expected to be reclassified from equity into earnings as a loss.

		Amount of gain or
		(loss) recognized
	Location of gain or	in income on
Derivatives not designated as hedging	(loss) recognized in	derivative (Yen in
instruments under FAS No. 133	income on derivative	millions)

Interest rate contracts	Financial service revenue	(1,966)
Interest rate contracts	Financial service expenses	21
Foreign exchange contracts	Financial service revenue	11,424
Foreign exchange contracts	Foreign exchange gain, net	(39,542)
Equity contracts	Financial service revenue	8,795
Bond contracts	Financial service revenue	78
Credit contracts	Financial service revenue	1,352

Total		(19,838)

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2008		March 31, 2009
	Notional		Notional
	amount	Fair value	amount	Fair value

Foreign exchange contracts:
Foreign exchange forward contracts	2,019,809	18,133	1,914,649	(5,337)
Currency option contracts purchased	215,693	5,501	4,109	47
Currency option contracts written	25,874	(503)	775	(77)
Currency swap agreements	4,146	(563)	1,791	4
Other currency contracts	—	—	29,678	845
Interest rate contracts:
Interest rate swap agreements	229,766	(5,155)	364,405	(8,602)
Interest rate future contracts	380,000	(103)	—	—
Credit contracts:
Credit default swap agreements	16,789	630	11,819	1,135
Bond contracts:
Bond future contracts	8,854	(141)	—	—

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

15.	Pension and severance plans

Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. In July 2004, Sony Corporation and certain of its subsidiaries amended their pension plans and introduced a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan, the amount of payment is determined based on sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring.

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

In September 2006, the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment to FASB Statements No. 87, 88, 106 and 132(R)”. FAS No. 158 requires companies to measure the funded status of the plan as of the date of their fiscal year-end, effective for fiscal years ending after December 15, 2008. Sony adopted FAS No. 158 as of March 31, 2007 and as a result, recognized the funded status of each applicable plan on the balance sheet. The initial impact of adopting FAS No. 158 was a 9,508 million yen reduction in accumulated other comprehensive income, net of tax. Sony adopted the measurement date provisions of FAS No. 158 for the fiscal year ended March 31, 2009, and as a result of the adoption of FAS No. 158, adjustments of beginning retained earnings totaling 668 million yen and accumulated other comprehensive income totaling 630 million yen were recorded, respectively.

The components of net periodic benefit costs for the fiscal years ended March 31, 2007, 2008 and 2009 were as follows:

Japanese plans:

	Yen in millions
	Fiscal Year Ended March 31
	2007	2008	2009

Service cost	27,175	27,049	28,652
Interest cost	13,494	14,603	15,208
Expected return on plan assets	(17,299)	(19,763)	(18,950)
Recognized actuarial loss	10,072	10,173	12,440
Amortization of prior service costs	(10,321)	(10,334)	(10,358)

Net periodic benefit costs	23,121	21,728	26,992

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Foreign plans:

	Yen in millions
	Fiscal Year Ended March 31
	2007	2008	2009

Service cost	7,664	6,321	10,557
Interest cost	10,179	10,963	11,869
Expected return on plan assets	(9,123)	(10,166)	(10,569)
Amortization of net transition asset	27	29	212
Recognized actuarial loss	2,536	1,647	507
Amortization of prior service costs	(295)	(298)	(262)
Losses (gains) on curtailments and settlements	120	(100)	1,569

Net periodic benefit costs	11,108	8,396	13,883

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 17,037 million yen, 10,686 million yen and 23 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2008	2009	2008	2009

Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	636,541	667,022	216,880	188,639
Service cost	27,049	28,652	6,321	10,557
Interest cost	14,603	15,208	10,963	11,869
Plan participants’ contributions	—	—	555	493
Amendments	36	(421)	(24)	(259)
Actuarial (gain) loss	4,187	13,803	(13,131)	(19,976)
Foreign currency exchange rate changes	—	—	(24,936)	(32,860)
Curtailments and settlements	—	—	(308)	1,003
Effect of changes in consolidated subsidiaries	—	1,102	—	46,050
Benefits paid	(15,394)	(16,268)	(7,681)	(8,766)

Benefit obligation at end of the fiscal year	667,022	709,098	188,639	196,750

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	519,260	498,162	145,788	133,713
Actual return on plan assets	(43,019)	(76,217)	6,207	(34,184)
Foreign currency exchange rate changes	—	—	(18,124)	(25,266)
Employer contribution	34,189	34,635	6,382	9,747
Plan participants’ contributions	—	—	555	493
Curtailments and settlements	—	—	(100)	(797)
Effect of changes in consolidated subsidiaries	—	428	—	22,805
Benefits paid	(12,268)	(13,031)	(6,995)	(7,772)

Fair value of plan assets at end of the fiscal year	498,162	443,977	133,713	98,739

Funded status at end of year	(168,860)	(265,121)	(54,926)	(98,011)

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2008	2009	2008	2009

Noncurrent assets	478	882	1,859	1,111
Current liabilities	—	—	(2,114)	(2,038)
Noncurrent liabilities	(169,338)	(266,003)	(54,671)	(97,084)

Ending Balance	(168,860)	(265,121)	(54,926)	(98,011)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2008	2009	2008	2009

Prior service cost (credit)	(116,768)	(106,827)	(999)	(1,099)
Net actuarial loss (gain)	242,145	338,011	19,691	41,066
Obligation (asset) existing at transition	—	—	258	398

Ending Balance	125,377	231,184	18,950	40,365

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2008	2009	2008	2009

Accumulated benefit obligations	662,976	704,660	148,419	158,286

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2008	2009	2008	2009

Projected benefit obligations	666,065	709,098	152,016	152,803
Accumulated benefit obligations	661,657	704,660	135,079	140,588
Fair value of plan assets	496,674	443,977	123,689	79,485

Weighted-average assumptions used to determine benefit obligations as of March 31, 2008 and 2009 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2008	2009	2008	2009

Discount rate	2.3%	2.2%	5.7%	6.5%
Rate of compensation increase	2.5	2.7	3.9	3.2

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2007, 2008 and 2009 were as follows:

	Japanese plans			Foreign plans
	Fiscal Year Ended March 31			Fiscal Year Ended March 31
	2007	2008	2009	2007	2008	2009

Discount rate	2.2%	2.3%	2.3%	5.1%	5.3%	6.0%
Expected return on plan assets	3.7	4.0	3.9	7.3	7.1	7.1
Rate of compensation increase	3.2	2.5	2.5	3.6	3.6	3.4

As required under FAS No. 87, “Employers’ Accounting for Pensions”, the assumptions are reviewed for changes in circumstances.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as the historical and expected long-term rates of returns on various categories of

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long term return consistent with the long term nature of the corresponding pension liabilities.

Following FAS No. 132(R), “Employers’ Disclosure about Pensions and Other Postretirement Benefits”, the weighted-average rate of compensation increase is calculated based on the pay-related plans only. The point-based plans discussed above are excluded from the calculation because payments made under the plan are not based on employee compensation.

Weighted-average pension plan asset allocations based on the fair value of such assets as of March 31, 2008 and 2009 were as follows:

	Japanese plans
	March 31
	2008	2009

Equity securities	30.2%	26.9%
Debt securities	53.3	54.7
Cash	5.9	4.9
Other	10.6	13.5

Total	100.0%	100.0%

	Foreign plans
	March 31
	2008	2009

Equity securities	66.2%	56.3%
Debt securities	21.1	29.8
Real estate	5.4	4.3
Other	7.3	9.6

Total	100.0%	100.0%

For the pension plans of Sony Corporation and most of its subsidiaries in Japan, the target allocation as of March 31, 2009, is, as a result of Sony’s asset liability management, 28% of public equity, 58% of fixed income securities and 14% of other. When determining an appropriate asset allocation, diversification among assets is duly considered.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 34 billion yen to the Japanese plans and approximately 17 billion yen to the foreign plans during the fiscal year ending March 31, 2010.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
	Yen in millions	Yen in millions

Fiscal year ending March 31,
2010	21,627	21,830
2011	25,305	9,395
2012	26,674	9,805
2013	28,109	11,069
2014	30,530	11,964
2015 — 2019	185,319	68,472

16.	Stockholders’ equity

(1)	Common stock:

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2007, 2008 and 2009 have resulted from the following:

Number of
shares

Balance at March 31, 2006	1,001,679,664
Conversion of convertible bonds	197,700
Exercise of stock acquisition rights	1,019,900

Balance at March 31, 2007	1,002,897,264
Conversion of convertible bonds	37,800
Exercise of stock acquisition rights	1,305,300
Exercise of warrants	203,000

Balance at March 31, 2008	1,004,443,364
Exercise of stock acquisition rights	92,000

Balance at March 31, 2009	1,004,535,364

At March 31, 2009, 16,429,000 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Japanese Companies Act by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Japanese Companies Act. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2007, 2008 and 2009.

(2)	Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2009 was 916,703 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2009, including cash dividends for the six-month period ended March 31, 2009, has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

meeting of the Board of Directors of Sony Corporation held on May 13, 2009 and was then recorded in the statutory books of account, in accordance with the Japanese Companies Act.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 104,140 million yen and 79,160 million yen at March 31, 2008 and 2009, respectively.

(3)	Other comprehensive income:

Other comprehensive income for the fiscal years ended March 31, 2007, 2008 and 2009 is comprised of the following:

	Yen in millions
		Tax	Net-of-tax
	Pre-tax amount	benefit/(expense)	amount

For the fiscal year ended March 31, 2007:
Unrealized gains (losses) on securities —
Unrealized holding gains arising during the period	6,242	721	6,963
Less : Reclassification adjustment included in net income	(34,416)	12,745	(21,671)
Unrealized gains (losses) on derivative instruments —
Unrealized holding gains arising during the period	10,786	(3,879)	6,907
Less : Reclassification adjustment included in net income	(10,056)	4,123	(5,933)
Minimum pension liability adjustment	(8,160)	5,406	(2,754)
Foreign currency translation adjustments —
Translation adjustments arising during the period	88,957	(2,644)	86,313

Other comprehensive income	53,353	16,472	69,825

For the fiscal year ended March 31, 2008:
Unrealized gains (losses) on securities —
Unrealized holding gains arising during the period*	13,437	(3,081)	3,043
Less : Reclassification adjustment included in net income	(28,414)	10,204	(18,210)
Unrealized gains (losses) on derivative instruments —
Unrealized holding losses arising during the period	(2,588)	781	(1,807)
Less : Reclassification adjustment included in net income	(559)	70	(489)
Pension liability adjustment*	(33,401)	7,900	(26,103)
Foreign currency translation adjustments —
Translation adjustments arising during the period	(219,391)	6,231	(213,160)
Less : Reclassification adjustment included in net income	692	—	692

Other comprehensive income	(270,224)	22,105	(256,034)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
		Tax	Net-of-tax
	Pre-tax amount	benefit/(expense)	amount

For the fiscal year ended March 31, 2009:
Unrealized gains (losses) on securities —
Unrealized holding losses arising during the period*	(105,145)	40,198	(48,207)
Less : Reclassification adjustment included in net income	11,306	(3,958)	7,348
Unrealized gains (losses) on derivative instruments —
Unrealized holding losses arising during the period	(2,988)	1,059	(1,929)
Less : Reclassification adjustment included in net income	5,335	(1,619)	3,716
Pension liability adjustment*	(127,222)	51,527	(74,517)
Foreign currency translation adjustments —
Translation adjustments arising during the period	(250,085)	1,854	(248,231)
Less : Reclassification adjustment included in net income	534	—	534

Other comprehensive income	(468,265)	89,061	(361,286)

*	Amounts allocable to the noncontrolling interests in the equity of a subsidiary and other are deducted from the net-of-tax amount for unrealized holding losses and the pension liability adjustment arising during the period.

During the fiscal year ended March 31, 2008 and 2009, losses of 692 million yen and 534 million yen, respectively, of foreign currency translation adjustments were transferred from other comprehensive income to net income as a result of the liquidation of certain foreign subsidiaries.

17.	Stock-based compensation plans

Sony has four types of stock-based compensation plans as incentive plans for selected directors, corporate executive officers and employees.

(1)	Stock Acquisition Rights plan:

Sony has an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to selected directors, corporate executive officers and employees of Sony, pursuant to the Companies Act of Japan. The stock acquisition rights generally vest ratably over a period of three years and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2007, 2008 and 2009 were 1,770 yen, 1,839 yen and 398 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

fiscal years ended March 31, 2007, 2008 and 2009, were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Year Ended March 31
	2007	2008	2009

Weighted-average assumptions
Risk-free interest rate	3.28%	3.04%	2.07%
Expected lives	6.30 years	6.10 years	6.23 years
Expected volatility*	34.17%	30.48%	33.35%
Expected dividends	0.53%	0.47%	1.29%

*	Expected volatility was based on the historical volatilities of Sony’s common stock over the expected life of the stock acquisition rights.

Presented below is a summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2009.

	Fiscal Year Ended March 31
	2009
		Weighted-	Weighted-	Total
	Number of	average	average	Intrinsic
	Shares	exercise price	remaining life	Value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	11,201,200	4,327
Granted	2,508,500	3,002
Exercised	(92,000)	3,882
Forfeited or expired	(225,500)	4,374

Outstanding at end of the fiscal year	13,392,200	4,041	7.17	—

Exercisable at end of the fiscal year	8,408,500	4,129	6.08	—

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2007, 2008 and 2009 was 1,622 million yen, 2,643 million yen and 95 million yen, respectively.

Presented below is a summary of the activities regarding the nonvested stock acquisition rights during the fiscal year ended March 31, 2009.

	Fiscal Year Ended March 31
	2009
		Weighted-
		average
	Number of	Grant-date
	Shares	Fair value
		Yen

Outstanding at beginning of the fiscal year	5,184,200	1,760
Granted	2,508,500	398
Vested	(2,554,600)	1,742
Forfeited or expired	(154,400)	1,716

Outstanding at end of the fiscal year	4,983,700	1,085

As of March 31, 2009, there was 2,138 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

2.01 years. The total fair value of stock acquisition rights vested during the fiscal years ended March 31, 2007, 2008 and 2009 was 3,670 million yen, 3,927 million yen and 3,333 million yen, respectively.

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

Presented below is a summary of the activities regarding the convertible bond plan during the fiscal year ended March 31, 2009.

	Fiscal Year Ended March 31
	2009
		Weighted-	Weighted-	Total
	Number of	average	average	Intrinsic
	Shares	exercise price	remaining life	Value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	1,655,200	9,075
Exercised	—	—
Expired	(22,500)	7,818

Outstanding at end of the fiscal year	1,632,700	9,092	2.24	—

Exercisable at end of the fiscal year	1,632,700	9,092	2.24	—

There were no shares granted under the convertible bond plan during the fiscal years ended March 31, 2007, 2008 and 2009. The total intrinsic value of shares exercised under the convertible bond plan during the fiscal years ended March 31, 2007 and 2008 was 73 million yen and 17 million yen, respectively. There were no shares exercised under the convertible bond plan during the fiscal year ended March 31, 2009. All shares under the convertible bond plan were exercisable as of March 31, 2009.

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

There were no SARs granted during the fiscal years ended March 31, 2007, 2008 and 2009. As of March 31, 2009, there were 91,750 SARs outstanding and the weighted-average exercise price was 8,174 yen. All SARs were exercisable as of March 31, 2009.

As all outstanding SARs were fully vested upon the adoption of FAS No. 123(R), compensation expense for the SARs continues to be accounted for under the intrinsic value method in which compensation expense is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price, which was the method used under FAS No. 123. SAR compensation expense for the fiscal years ended March 31, 2007, 2008 and 2009 was insignificant.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(4)	Warrant plan:

Sony had an equity-based compensation plan using unsecured bonds with detachable warrants that ended during the fiscal year ended March 31, 2008. Upon issuance of the unsecured bonds, Sony Corporation purchased all of the detachable warrants and distributed them to selected directors, corporate executive officers and employees of Sony. By exercising a warrant, directors, corporate executive officers and employees could purchase shares of Sony Corporation common stock, the number of which was designated by each plan. The warrants generally vested ratably over a period of three years, and were exercisable up to six years from the date of grant. There were no outstanding warrants at March 31, 2009 as all the remaining outstanding warrants to purchase 942,900 shares under the warrant plan expired during the fiscal year ended March 31, 2008. There were no warrants granted during the fiscal years ended March 31, 2007, 2008 and 2009.

The stock-based compensation expense for the fiscal years ended March 31, 2007, 2008 and 2009 was 3,838 million yen, 4,130 million yen and 3,446 million yen, respectively. The income tax benefit related to the stock-based compensation expense for the fiscal years ended March 31, 2007, 2008 and 2009 was 790 million yen, 952 million yen and 543 million yen, respectively. The total cash received from exercises under all the stock-based compensation plans during the fiscal years ended March 31, 2007, 2008 and 2009 was 5,566 million yen, 7,484 million yen and 378 million yen, respectively. Sony issued new shares upon exercise of these rights. The actual income tax benefit realized for tax deductions from exercises under all the stock-based compensation plans for the fiscal years ended March 31, 2008 and 2009 totaled 318 million yen and 4 million yen, respectively. There was no actual income tax benefit realized for tax deductions from exercises under all the stock-based compensation plans for the fiscal year ended March 31, 2007.

18.	Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives within its Electronics segment, Pictures segment and All Other. For the fiscal years ended March 31, 2007, 2008 and 2009, Sony recorded total restructuring charges of 38,770 million yen, 47,273 million yen and 75,390 million yen, respectively. Significant restructuring charges and asset impairments include the following:

Electronics Segment

In an effort to improve the performance of the Electronics segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs). Sony also ceased production at two overseas manufacturing sites, including Sony Dax Technology Center in France, which manufactures tape and other recording media, and terminated LCD rear-projection television operations. For the fiscal years ended March 31, 2007, 2008 and 2009, Sony recorded total restructuring charges of 37,421 million yen, 45,635 million yen and 61,913 million yen, respectively, within the Electronics segment. Included within these restructuring charges are non-cash inventory and long-lived asset write downs and disposals which represent a substantial majority of Sony’s total such charges. Significant restructuring activities are as follows:

Retirement Programs -

In an effort to improve the performance of the Electronics segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has implemented and will continue a company-wide (including Headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the Electronics segment restructuring charges for employee termination benefits totaling 9,704 million yen, 11,035 million yen and 44,536 million yen for

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

the fiscal years ended March 31, 2007, 2008 and 2009, respectively, and these charges were included mainly in selling, general and administrative expenses in the consolidated statement of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. The remaining liability balance as of March 31, 2009 was 42,400 million yen and will be paid throughout the fiscal year ending March 31, 2010. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

Termination of LCD rear-projection televisions operations -

Due to a significant decline in the business conditions of the European LCD rear-projection television industry, Sony made a decision during the fiscal year ended March 31, 2007 to discontinue LCD rear-projection television production in Europe. Restructuring charges totaling 3,844 million yen consisted of inventory write downs and accruals for supplier claims. Of the total restructuring charges, 3,782 million yen was recorded in cost of sales in the consolidated statements of income.

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

During the fiscal year ended March 31, 2009, restructuring activities related to Sony’s LCD rear-projection television business were nearly completed and Sony recorded restructuring charges of 132 million yen. As of March 31, 2009 there was no material remaining liability.

Pictures Segment

In an effort to improve the performance of the Pictures segment, Sony has initiated a restructuring effort during the year ended March 31, 2009 to reduce its operating costs and to rationalize certain operations. This restructuring effort primarily consists of the reduction in staffing levels. The total estimated cost of this restructuring effort is approximately 6,946 million yen, of which 4,908 million yen has been incurred through March 31, 2009. These restructuring charges primarily consisted of personnel related costs, and were included in selling, general and administrative expense. This restructuring program is expected to be completed over the next year and 2,038 million yen is expected to be incurred in the next fiscal year. At March 31, 2009, the remaining liability balance was 3,929 million yen which will be paid or settled over the next year.

All Other (Music Business)

In an effort to improve the performance of its Music Business due to the continued contraction of the physical music market, Sony has undergone a number of restructuring efforts to reduce operating costs at Sony Music Entertainment (“SME”), Sony Music Entertainment (Japan) Inc. (“SMEJ”) and Sony’s U.S. based music publishing subsidiary. For the fiscal years ended March 31, 2007, 2008 and 2009, Sony recorded total restructuring charges of 1,329 million yen, 813 million yen and 6,337 million yen within All Other for restructuring activities related to Sony’s Music Business.

Sony has recorded restructuring charges of 4,482 million yen for the fiscal year ended March 31, 2009 for SME, which consisted of 3,434 million yen of personnel related costs, 881 million yen of lease and contract termination costs and 167 million yen of other exit costs. These charges were recorded in selling, general and administrative expense. At March 31, 2009, the remaining liability balance was 3,401 million yen, the majority of which will be paid or settled over the next year.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In connection with the acquisition of SME, Sony also recorded restructuring accruals of 11,617 million yen related to SME restructuring activities, the substantial majority of which occurred prior to the acquisition. The restructuring accruals included severance benefits of 8,980 million yen and lease, other contract termination and other exit costs of 2,637 million yen. At March 31, 2009, the remaining liability balance was 6,188 million yen, the majority of which will be paid or settled over the next year.

For the fiscal years ended March 31, 2007, 2008 and 2009, Sony recorded total restructuring charges of 1,329 million yen, 813 million yen and 1,855 million yen for SMEJ and Sony’s U.S. based music publishing subsidiary, which were primarily personnel related costs included in selling, general and administrative expenses in the consolidated statement of income. At March 31, 2009, the remaining liability balance was 144 million yen which will be paid or settled over the next year.

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2007, 2008 and 2009 are as follows:

	Yen in millions
	Employee	Non-cash
	termination	write-downs and	Other associated
	benefits	disposals	costs	Total

Balance at March 31, 2006	19,861	—	10,813	30,674
Restructuring costs	10,790	15,467	12,513	38,770
Non-cash charges	—	(15,467)	—	(15,467)
Cash payments	(23,052)	—	(14,705)	(37,757)
Adjustments	(152)	—	1,277	1,125

Balance at March 31, 2007	7,447	—	9,898	17,345
Restructuring costs	12,627	25,937	8,709	47,273
Non-cash charges	—	(25,937)	—	(25,937)
Cash payments	(8,339)	—	(11,926)	(20,265)
Adjustments	(842)	—	(1,012)	(1,854)

Balance at March 31, 2008	10,893	—	5,669	16,562
SME acquisition	8,980	—	2,637	11,617
Restructuring costs	56,385	10,182	8,823	75,390
Non-cash charges	—	(10,182)	—	(10,182)
Cash payments	(21,900)	—	(5,160)	(27,060)
Adjustments	(545)	—	(508)	(1,053)

Balance at March 31, 2009	53,813	—	11,461	65,274

At March 31, 2009, the accrual for other associated costs in the table above primarily relates to restructuring efforts in the Electronics segment.

Sony anticipates recording approximately 110 billion yen of restructuring charges for the fiscal year ending March 31, 2010.

19.	Research and development costs, advertising costs and shipping and handling costs

(1)	Research and development costs:

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2007, 2008 and 2009 were 543,937 million yen, 520,568 million yen and 497,297 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Advertising costs:

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2007, 2008 and 2009 were 505,462 million yen, 468,674 million yen and 436,412 million yen, respectively.

(3)	Shipping and handling costs:

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2007, 2008 and 2009 were 120,442 million yen, 136,506 million yen and 120,175 million yen, respectively, which included the internal transportation costs of finished goods.

20.	Significant transactions

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

In August and November 2008, Sony recorded gains of 332 million yen and 1,490 million yen, respectively, in relation to So-net Entertainment Corporation’s sale of its shares of DeNA Co., Ltd.

In addition to the above transaction, for the fiscal year ended March 31, 2009, Sony recorded 60 million yen of other gains on change in interest in subsidiaries and equity investees resulting in total gains of 1,882 million yen.

The above mentioned transactions were recorded in other income due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations. Those transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.

(2)	Other significant transactions

During the fiscal years ended March 31 2007, 2008 and 2009, Sony sold portions of the site of its former headquarters and recorded gains of 21,700 million yen, 60,683 million yen and 3,810 million yen, respectively.

In March 2008, Sony sold a portion of its semiconductor operations in Nagasaki, Japan, including machinery and equipment for 90,868 million yen and recorded a gain of 15,600 million yen. As of March 31, 2008, the total sales amount was recorded in other current assets, of which 45,434 million yen was received in April 2008 and the remaining 45,434 million yen was received in June 2008. Concurrent with the sale, Sony and the purchaser formed a

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

joint venture which is accounted for under the equity method. The joint venture commenced operations on April 1, 2008 to produce semiconductors with the above-mentioned production equipment made available to the joint venture by the purchaser. During the fiscal year ended March 31 2009, Sony received rental payments of 2,834 million yen from the joint venture related to the facility where the production equipment was located.

In March 2008, Sony sold the urban entertainment complex “The Sony Center am Potsdamer Plats” in Berlin, Germany for 81,962 million yen and recorded a gain of 10,008 million yen, of which 66,389 million yen was received in March 2008 and the remaining 15,573 million yen was received in March 2009.

21.	Income taxes

Domestic and foreign components of income before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal Year Ended March 31
	2007	2008	2009

Income (loss) before income taxes:
Sony Corporation and subsidiaries in Japan	174,628	455,171	(4,453)
Foreign subsidiaries	6,063	111,963	(170,502)

	180,691	567,134	(174,955)

Income taxes — Current:
Sony Corporation and subsidiaries in Japan	51,395	76,127	34,631
Foreign subsidiaries	15,686	107,311	45,890

	67,081	183,438	80,521

Income taxes — Deferred:
Sony Corporation and subsidiaries in Japan	27,331	53,124	(105,211)
Foreign subsidiaries	(40,524)	(33,084)	(48,051)

	(13,193)	20,040	(153,262)

Total income tax expense (benefit)	53,888	203,478	(72,741)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal Year Ended March 31
	2007	2008	2009

Statutory tax rate	41.0%	41.0%	(41.0)%
Non deductible expenses	6.9	0.7	1.9
Income tax credits	(16.3)	(5.1)	11.4
Change in valuation allowances	(1.6)	(3.5)	12.9
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	7.2	2.4	(31.8)
Lower tax rate applied to life and non-life insurance business in Japan	(2.3)	(0.2)	0.8
Foreign income tax differential	7.4	(2.1)	0.5
Adjustments to tax accruals and reserves	2.8	0.2	(7.3)
Effect of equity in net income (loss) of affiliated companies	(17.8)	(7.3)	5.9
Capital gains on the sale of shares of Sony Financial Holdings, Inc.	—	6.7	—
Other	2.5	3.1	5.1

Effective income tax rate	29.8%	35.9%	(41.6)%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2008	2009

Deferred tax assets:
Operating loss carryforwards for tax purposes	99,245	191,632
Accrued pension and severance costs	112,100	158,539
Film costs	39,449	28,787
Warranty reserves and accrued expenses	79,572	67,225
Future insurance policy benefits	27,037	23,387
Accrued bonus	24,976	18,759
Inventory	57,186	40,741
Depreciation	32,403	35,044
Tax credit carryforwards	56,339	46,595
Reserve for doubtful accounts	4,961	7,696
Impairment of investments	36,878	35,451
Deferred revenue in the Pictures segment	16,888	18,503
Other	153,001	157,023

Gross deferred tax assets	740,035	829,382
Less: Valuation allowance	(96,007)	(117,204)

Total deferred tax assets	644,028	712,178

Deferred tax liabilities:
Insurance acquisition costs	(143,688)	(144,989)
Unbilled accounts receivable in the Pictures segment	(47,076)	(44,385)
Unrealized gains on securities	(50,463)	(17,482)
Intangible assets acquired through stock exchange offerings	(32,328)	(32,941)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(104,780)	(40,936)
Other	(114,646)	(100,672)

Gross deferred tax liabilities	(492,981)	(381,405)

Net deferred tax assets	151,047	330,773

The presentation of deferred tax assets and a related valuation allowance as of March 31, 2008 have been revised to conform with the presentation as of March 31, 2009. This revision, which had no impact on net deferred tax assets, reduced deferred tax assets and a related valuation allowance each by 23,617 million yen as of March 31, 2008.

The valuation allowance mainly relates to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not more-likely-than-not to be realized. The net changes in the total valuation allowance were an increase of 20,342 million yen for the fiscal year ended March 31, 2007, a decrease of 57,817 million yen for the fiscal year ended March 31, 2008 and an increase of 21,197 million yen for the fiscal year ended March 31, 2009, respectively. The increase in the tax provision during the fiscal year ended March 31, 2007 was a result of additional valuation allowances due to continued losses recorded by certain subsidiaries, mainly in the electronics business. The decrease during the fiscal year ended March 31, 2008 was a result of improved and sustainable profitability at entities in certain tax jurisdictions where the deferred tax assets are now considered more likely than not to be realized. The increase during the fiscal year

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

ended March 31, 2009 was a result of additional valuation allowances recorded on deferred tax assets for net operating loss carryforwards at certain subsidiaries.

Sony Computer Entertainment Inc. (“SCEI”), Sony Computer Entertainment America Inc. (“SCEA”) and Sony Computer Entertainment Europe Limited (“SCEE”) are each in a three year cumulative pre-tax loss position at March 31, 2009. A cumulative loss position in recent years is considered as significant negative evidence in assessing the realizability of a deferred tax asset. Nevertheless, Sony concluded that it is more-likely-than-not that SCEI’s, SCEA’s and SCEE’s deferred tax assets will be fully realized based on the consideration of both positive and negative evidence, including future earnings forecasts coupled with qualifying tax-planning strategies within the meaning of FAS No. 109.

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2008	2009

Current assets — Deferred income taxes	237,073	189,703
Other assets — Deferred income taxes	198,666	359,050
Current liabilities — Other	(16,092)	(29,621)
Long-term liabilities — Deferred income taxes	(268,600)	(188,359)

Net deferred tax assets	151,047	330,773

At March 31, 2009, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 891,833 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2009 for such temporary differences can not be determined.

At March 31, 2009, operating loss carryforwards totaled 1,024,606 million yen, which will be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 80,276 million yen with no expiration period, the total operating loss carryforwards expire at various dates primarily up to 7 and 20 years depending on the jurisdictions.

Tax credit carryforwards for tax purposes at March 31, 2009 amounted to 46,595 million yen. With the exception of 7,467 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 8 years.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2008	2009

Balance at beginning of the fiscal year	223,857	282,098
Reductions for tax positions of prior years	(51,669)	(23,585)
Additions for tax positions of prior years	74,809	11,164
Additions based on tax positions related to the current year	73,940	68,848
Settlements	(9,344)	(13,267)
Lapse in statute of limitations	(1,969)	(921)
Foreign currency translation adjustments	(27,526)	(47,710)

Balance at end of the fiscal year	282,098	276,627

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	107,437	72,008

The major changes in the total gross amount of unrecognized tax benefit balances relate to the Bilateral Advance Pricing Agreements (“APAs”) filed for certain subsidiaries in the Game and Electronics segments with respect to their intercompany cross-border transactions. These APAs include agreements between Sony and two domestic or foreign taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Because these are government to government negotiations, it is reasonably possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

During the fiscal year ended March 31, 2008, Sony recorded 260 million yen of interest expense and reversed 204 million yen of penalties. At March 31, 2008, Sony had recorded liabilities of 8,159 and 3,492 million yen for the payments of interest and penalties, respectively.

During the fiscal year ended March 31, 2009, Sony reversed 1,956 million yen of interest expense and 389 million yen of penalties. At March 31, 2009, Sony has recorded liabilities of 6,204 and 3,103 million yen for the payments of interest and penalties, respectively.

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

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2002 through 2008, and by the U.S. and other foreign taxing authorities for tax years from 2001 through 2008.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

22.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2007, 2008 and 2009 is as follows:

	Yen in millions
	Fiscal Year Ended March 31
	2007	2008	2009

Net income (loss) for basic and diluted EPS computation	126,328	369,435	(98,938)

	Thousands of shares

Weighted-average shares	1,001,403	1,003,001	1,003,499
Effect of dilutive securities:
Warrants and stock acquisition rights	2,413	2,944	—
Convertible bonds	46,355	46,267	—

Weighted-average shares for diluted EPS computation	1,050,171	1,052,212	1,003,499

	Yen

Basic EPS	126.15	368.33	(98.59)

Diluted EPS	120.29	351.10	(98.59)

Potential shares of common stock upon the exercise of warrants and stock acquisition rights, which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2007, 2008 and 2009 were 10,541 thousand shares, 9,542 thousand shares and 13,553 thousand shares, respectively. The potential shares were excluded as anti-dilutive in the fiscal years ended March 31, 2007 and 2008 as the exercise price for those shares was in excess of the average market value of Sony’s common stock during those fiscal years, and the potential shares were excluded as anti-dilutive for the fiscal year ended March 31, 2009 due to Sony incurring a net loss for the fiscal year.

23.	Variable interest entities

Sony has, from time to time, entered into various arrangements with variable interest entities (“VIEs”). These arrangements include facilities which provide for the leasing of certain property, the financing of film production, the U.S. based music publishing business and several joint ventures in the recorded music business. For the VIEs that are described below, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony.

Sony leases the headquarters of its U.S. subsidiary from a VIE. In December 2008, Sony renewed its option under the lease agreement and extended the term of the lease until December 2015. At the end of the lease term, Sony has agreed to either renew the lease, purchase the building or remarket it to a third party on behalf of the owner. Under the lease, Sony has provided a minimum guarantee to the VIE that if the sales price is less than 255 million U.S. dollars, Sony is obligated to make up the lesser of the shortfall or 214 million U.S. dollars. As a result of the minimum guarantee, it was determined that Sony absorbs the majority of the expected losses and is therefore the primary beneficiary. Sony has not provided any additional support to the VIE other than its contractually obligated lease payments. Sony has the option to purchase the building at any time during the lease term for 255 million U.S. dollars. The debt held by the VIE is unsecured and there is no recourse to the creditors outside of Sony. The assets of the VIE are not available to settle the obligations of Sony. At March 31, 2009, the VIE had property, plant and equipment of 18,565 million yen and long-term debt of 25,049 million yen which were included in Sony’s statement of financial position.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony’s U.S. based music publishing subsidiary is a joint venture with a third party investor and has been determined to be a VIE. The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits as well as any acquisition of music publishing rights made by the joint venture. In addition, the third party investor receives a guaranteed annual dividend of up to 11 million U.S. dollars through September 30, 2011. As a result of its obligation to provide funding to the joint venture, Sony absorbs the majority of the expected losses and is therefore the primary beneficiary of the VIE. Accordingly, Sony consolidates the financial position and results of operations of the music publishing subsidiary. The assets of the music publishing subsidiary are not available to settle the obligations of Sony. At March 31, 2009, the assets and liabilities of the VIE that were included in Sony’s statement of financial position were as follows:

Yen in millions

Assets:
Cash and cash equivalents	5,403
Account receivables, net	216
Other current assets	24,194
Property, plant and equipment, net	796
Intangibles, net	74,105
Goodwill	15,039
Other non-current assets	9,469

Total assets	129,222

Liabilities:
Accounts payable and accrued expenses	36,090
Other current liabilities	6,758
Other non-current liabilities	3,291

Total liabilities	46,139

In connection with the December 2007 refinancing of the third party investor’s debt obligations, Sony has issued a guarantee to a creditor of the third party investor in which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the third party creditor against the obligation of the third party investor. The assets of the third party investor that are being used as collateral were placed in a separate trust which was established in December 2007. The trust is also a VIE in which Sony has had significant variable interests since establishment, but is not the primary beneficiary. The assets held by the trust consist of the third party investor’s 50% ownership interest in the music publishing subsidiary. At March 31, 2009, the fair value of the assets held by the trust exceeded 300 million U.S. dollars.

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs under FIN 46(R). As Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIE becomes profitable, it has been determined that Sony is the primary beneficiary of these VIEs. The assets of these VIEs are not available to settle the obligations of Sony. Accordingly, Sony consolidates the financial position and results of operations of these entities. On an aggregate basis, the total assets and liabilities for these entities at March 31, 2009 were 3,585 million yen and 1,415 million yen, respectively.

A subsidiary in the Pictures segment entered into a joint venture agreement with a VIE to acquire the international distribution rights, as defined, to twelve pictures. The subsidiary is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees, each as defined. The VIE was capitalized with total financing of 406 million U.S. dollars. Of this amount, 11 million U.S. dollars was contributed

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

by the subsidiary, 95 million U.S. dollars was provided by unrelated third party investors and the remaining funding was provided through a 300 million U.S. dollars bank credit facility. Under the agreement, the subsidiary’s 11 million U.S. dollars equity investment is the last equity to be repaid. Based on the factors above, it was determined that the subsidiary is the primary beneficiary as it was projected to absorb the majority of the losses or residual returns. As of March 31, 2009, the bank credit facility had been terminated and the third party investors have been repaid their 95 million U.S. dollar investment. As of March 31, 2009, the subsidiary consolidated 550 million yen of film costs and 1,670 million yen of participation liabilities relating to the VIE. On May 11, 2009, the subsidiary repurchased from the VIE the international distribution rights to the twelve pictures and the VIE received a participation interest in these films on identical financial terms to those described above.

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

A subsidiary in the Pictures segment entered into two separate production/co-financing agreements with VIEs to co-finance 19 films that were released over the 31 months ended July 31, 2008. The subsidiary received 570 million U.S. dollars over the term of the agreements to fund the production or acquisition cost of films (including fees and expenses). Additionally, on January 19, 2007, the subsidiary entered into a third production/co-financing agreement with another VIE to co-finance a majority of the films to be submitted through March 2012. The subsidiary has received a commitment from the third VIE that it will fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). As of March 31, 2009, eight films of the subsidiary have been released and approximately 222 million U.S. dollars have been funded by the third VIE. Under all three agreements, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIEs shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. As the subsidiary did not make any equity investment in these three VIEs nor issue any guarantees with respect to the VIEs, the subsidiary does not absorb the majority of the losses or residual returns, and therefore does not qualify as the primary beneficiary for any of the VIEs. As of March 31, 2009, there are no amounts recorded on the subsidiary’s balance sheet that relate to any of the VIEs other than the investors’ earned but unpaid share of the films’ net profits, as defined.

24.	Acquisitions

On October 1, 2008, Sony completed the acquisition of Bertelsmann AG’s (“Bertelsmann”) 50% equity interest in SONY BMG, a global entertainment company engaged primarily in the development, production and distribution of recorded music, in all commercial formats and musical genres.

SONY BMG was a 50/50 joint venture between Sony and Bertelsmann originally created in August 2004. Prior to this acquisition, Sony’s 50% equity interest was accounted for under the equity method of accounting through September 30, 2008. As a result of Sony’s acquisition of Bertelsmann’s 50% interest, SONY BMG, which has been renamed Sony Music Entertainment, became a wholly owned subsidiary of Sony and the results of SONY BMG were consolidated by Sony beginning October 1, 2008.

This acquisition will allow Sony to achieve a deeper and more robust integration between the wide-ranging global assets of the recorded music company and Sony’s products, operating companies and affiliates. Ultimately, this acquisition is expected to further Sony’s goal of offering a total entertainment experience to consumers.

Bertelsmann’s 50% interest in SONY BMG was acquired for 97,424 million yen, consisting of cash consideration of 95,410 million yen and transaction costs of 2,014 million yen. The acquisition was funded through a 63,606 million yen cash payment from Sony and a 31,803 million yen cash payment from SONY BMG, which represented Sony’s share of SONY BMG’s cash balance. Bertelsmann received an additional 31,803 million yen in cash from SONY BMG for its share of SONY BMG’s cash balance, resulting in total cash receipts to Bertelsmann of 127,213 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

As of October 1, 2008, Sony consolidated all of the assets and liabilities of SONY BMG. Sony’s 50% share of the assets and liabilities of SONY BMG were recorded at their historical carryover basis while the 50% share of the assets and liabilities acquired from Bertelsmann were recorded at fair value.

The values assigned to the assets and liabilities that were recorded for SONY BMG, including net assets at historical carryover basis, at October 1, 2008 were as follows:

	Yen in millions
	Assets and	Acquired assets
	liabilities recorded	and liabilities
	at historical	recorded at fair
	carryover basis	value	Total

Notes and accounts receivable, net	28,835	28,835	57,670
Capitalized artist advances — short-term	11,979	11,979	23,958
Other current assets	33,711	25,443	59,154
Capitalized artist advances — long-term	8,587	8,587	17,174
Intangibles, net	12,827	96,258	109,085
Goodwill	30,319	72,935	103,254
Other noncurrent assets	14,418	15,159	29,577

Total assets	140,676	259,196	399,872

Accrued royalties	66,151	66,044	132,195
Other current liabilities	60,744	64,879	125,623
Accrued pension and severance costs	11,661	11,767	23,428
Other noncurrent liabilities	8,057	19,082	27,139

Total liabilities	146,613	161,772	308,385

Net assets recorded for SONY BMG	(5,937)	97,424	91,487

No amounts have been allocated to in-process research and development in this acquisition. Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with this acquisition is included in the All Other segment. Prior to the acquisition, both Sony and Bertelsmann had provided certain services to SONY BMG including manufacturing and distribution services, the leasing of office space and the licensing of the Sony and Bertelsmann brands. It was determined that the acquisition of Bertelsmann’s interest did not result in a settlement gain or loss as a result of these pre-existing relationships.

The intangible assets are comprised of the following:

	Yen in millions			Years
	Intangibles	Acquired
	recorded at	intangibles
	historical	recorded at		Weighted-average
	carryover basis	fair value	Total	amortization period

Intangibles subject to amortization, net
Music catalogs	10,283	77,706	87,989	25
Artist contracts	2,014	15,160	17,174	10
Other	530	3,392	3,922	5

Total intangibles	12,827	96,258	109,085	22

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The results of operations for SONY BMG are included in the All Other segment beginning October 1, 2008. The following unaudited supplemental pro forma financial information presents the combined results of operations of Sony and SONY BMG as though the acquisition had occurred as of the beginning of the years ended March 31, 2008 and 2009:

	Yen
	in millions,
	except per share data
	Fiscal Year Ended March 31
	2008	2009
	(Unaudited)

Net sales	8,629,416	7,266,265
Operating income (loss)	489,653	(234,724)
Net income (loss)	372,623	(104,614)
Basic EPS	371.51	(104.25)
Diluted EPS	354.13	(104.25)

The unaudited supplemental pro forma financial information is based on estimates and assumptions, which Sony believes are reasonable and is not intended to represent or be indicative of what Sony’s consolidated net income would have been had the acquisition been completed at the beginning of each of these periods and should not be taken as indicative of Sony’s future consolidated net income (loss). The unaudited supplemental pro forma financial information includes incremental intangible asset amortization, interest costs and other charges as a result of the acquisition, net of the related tax effects.

In addition to the acquisition of Bertelsmann 50% equity interest in SONY BMG, Sony completed certain other acquisitions during fiscal year ended March 31, 2009 for total consideration of 95,458 million yen which was paid primarily in cash and included:

—	Gracenote, a global leader in technology and services for digital media identification, enrichment, and recommendation. Sony acquired Gracenote for 27,521 million yen, consisting of a cash payment of 27,108 million yen and transaction costs of 413 million yen; and

—	2waytraffic N.V. (“2waytraffic”), a Dutch entertainment company engaged primarily in creating, producing, licensing and distributing light entertainment content across television, mobile and digital platforms. Sony acquired 2waytraffic for 38,176 million yen, consisting of a cash payment of 24,369 million yen, assumption of 2waytraffic’s third-party debt of 12,519 million yen and transaction costs of 1,288 million yen.

As a result of Sony’s acquisition of Gracenote, 2waytraffic, and other businesses, Sony recorded 61,614 million yen of goodwill and 32,977 million yen of intangible assets. No amounts have been allocated to in-process research and development. All of the entities have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of Gracenote, 2waytraffic, and the other acquisitions, individually and in aggregate, were not material, as were the acquisitions in the fiscal years ending March 31, 2007 and 2008.

25.	Commitments and contingent liabilities

(1)	Commitments:

A.	Loan Commitments

Commitments outstanding at March 31, 2009 amounted to 247,086 million yen.

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2009, the total unused portion of the line of credit extended under these contracts was 247,086 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B.	Purchase Commitments and other

Commitments outstanding at March 31, 2009 amounted to 347,528 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2009, such commitments outstanding were 52,894 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights thereon, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods through March 31, 2017. As of March 31, 2009, these subsidiaries were committed to make payments under such contracts of 139,798 million yen.

Certain subsidiaries in the music business have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly through December 31, 2013. As of March 31, 2009, these subsidiaries were committed to make payments of 36,455 million yen under such long-term contracts.

In April 2005, Sony Corporation has entered into a partnership program contract with Fédération Internationale de Football Association (“FIFA”). Through this program Sony Corporation will be able to exercise various rights as an official sponsor of FIFA events including the FIFA World Cuptm*( from 2007 to 2014. As of March 31, 2009, Sony Corporation was committed to make payments under such contract of 19,253 million yen.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

Fiscal Year Ending March 31	Yen in millions

2010	115,391
2011	71,265
2012	34,009
2013	25,992
2014	21,770
Later years	79,101

Total	347,528

(2)	Contingent liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 47,081 million yen at March 31, 2009. The major components of the contingent liabilities are as follows:

As discussed in Note 23, Sony has issued a guarantee to a creditor of the third party investor pursuant to which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the third party creditor against the obligation of the third party investor. At March 31, 2009, the fair value of the collateral exceeded 300 million U.S. dollars.

In the second quarter of the fiscal year ended March 31, 2007, Sony recorded a provision for 51,200 million yen that relates to charges incurred as a result of the recalls by Dell Inc., Apple Inc. and Lenovo, Inc. of notebook

(* FIFA World Cuptm is a registered trademark of FIFA.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

computer battery packs that use lithium-ion battery cells manufactured by Sony and the subsequent global replacement program initiated by Sony for certain notebook computer battery packs used by Sony and several other notebook computer manufacturers that use lithium-ion battery cells manufactured by Sony. A portion of the provision was reversed based on the actual results of recalls and replacements compared to original estimates. During the fiscal years ended March 31, 2008 and 2009, the reversed amount was 15,700 million yen and 2,300 million yen, respectively. The remaining provision as of March 31, 2009 was 4,406 million yen.

The European Commission (“EC”) issued the Waste Electrical and Electronic Equipment (“WEEE”) directive in February 2003. The WEEE directive requires electronics producers after August 2005 to finance the cost for collection, treatment, recovery and safe disposal of waste products. In most member states of the European Union (“EU”), the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE. As of the fiscal year ended March 31, 2009, the accrued amounts in respect to the above mentioned WEEE have not been significant. However, Sony will continue to evaluate the impact of this regulation.

Sony Corporation and certain of its subsidiaries are defendants in various pending lawsuits and are subject to inquiries by various government authorities. However, based upon the information currently available to both Sony and its legal counsel, the management of Sony believes that damages from such lawsuits or inquiries, if any, are not likely to have a material effect on Sony’s consolidated financial statements.

The changes in product warranty liability for the fiscal years ended March 31, 2007, 2008 and 2009 are as follows:

	Yen in millions
	Fiscal Year Ended March 31
	2007	2008	2009

Balance at beginning of the fiscal year	49,470	55,304	59,748
Additional liabilities for warranties	77,418	66,723	60,845
Settlements (in cash or in kind)	(72,368)	(58,365)	(54,498)
Changes in estimate for pre-existing warranty reserve	(2,954)	(63)	(2,042)
Translation adjustment	3,738	(3,851)	(6,131)

Balance at end of the fiscal year	55,304	59,748	57,922

26.	Business segment information

The reportable segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance. Sony’s CODM is its Chairman and Chief Executive Officer.

The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation 2, PlayStation 3 and PlayStation Portable game consoles and related software mainly in Japan, the U.S. and Europe, and licenses to third party software developers. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the U.S., and markets, distributes and broadcasts in the worldwide market. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and a bank business in Japan. All Other consists of various operating activities, primarily including music businesses, a network service business, an animation production and marketing business, and an advertising agency business in Japan. Sony’s products and services are generally unique to a single operating segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Business segments -

Sales and operating revenue:

	Yen in millions
	Fiscal Year Ended March 31
	2007	2008	2009

Sales and operating revenue:
Electronics —
Customers	5,443,336	5,931,708	5,032,920
Intersegment	629,042	682,102	455,035

Total	6,072,378	6,613,810	5,487,955
Game —
Customers	974,218	1,219,004	984,855
Intersegment	42,571	65,239	68,291

Total	1,016,789	1,284,243	1,053,146
Pictures —
Customers	966,260	855,482	717,513
Intersegment	—	2,452	—

Total	966,260	857,934	717,513
Financial Services —
Customers	624,282	553,216	523,307
Intersegment	25,059	27,905	14,899

Total	649,341	581,121	538,206
All Other —
Customers	287,599	312,004	471,398
Intersegment	67,525	70,194	68,205

Total	355,124	382,198	539,603
Elimination	(764,197)	(847,892)	(606,430)

Consolidated total	8,295,695	8,871,414	7,729,993

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.

Game intersegment amounts primarily consist of transactions with the Electronics segment.

All Other intersegment amounts primarily consist of transactions with the Electronics, Game and Picture segments.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment profit or loss:

	Yen in millions
	Fiscal Year Ended March 31
	2007	2008	2009

Operating income (loss):
Electronics	251,256	441,787	(168,084)
Game	(232,325)	(124,526)	(58,476)
Pictures	26,705	58,524	29,916
Financial Services	84,142	22,633	(31,157)
All Other	32,808	60,800	30,367

Total	162,586	459,218	(197,434)
Elimination	4,557	(5,462)	3,302
Unallocated amounts:
Corporate expenses/gains	(16,739)	21,543	(33,651)

Consolidated operating income (loss)	150,404	475,299	(227,783)
Other income	95,182	149,447	98,825
Other expenses	(64,895)	(57,612)	(45,997)

Consolidated income (loss) before income taxes	180,691	567,134	(174,955)

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Assets:

	Yen in millions
	March 31
	2008	2009

Total assets:
Electronics	4,136,090	3,447,968
Game	751,674	631,093
Pictures	899,427	907,613
Financial Services	5,625,659	5,905,657
All Other	496,846	723,552

Total assets	11,909,696	11,615,883
Elimination	(396,490)	(366,510)
Corporate assets	1,039,533	764,138

Consolidated total	12,552,739	12,013,511

Unallocated corporate assets consist primarily of cash and cash equivalents, securities investments and property, plant and equipment maintained for general corporate purposes.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other significant items:

	Yen in millions
	Fiscal Year Ended March 31
	2007	2008	2009

Equity in net income (loss) of affiliated companies:
Electronics	90,720	85,757	(26,501)
Game	—	(41)	—
Pictures	(16,003)	4,513	7,991
Financial Services	—	—	(1,796)
All Other	3,937	10,588	(4,803)

Consolidated total	78,654	100,817	(25,109)

Depreciation and amortization:
Electronics	310,575	323,819	297,536
Game	7,947	10,373	10,907
Pictures	8,464	8,633	7,904
Financial Services, including deferred insurance acquisition costs	56,068	65,268	67,714
All Other	11,406	12,001	13,494

Total	394,460	420,094	397,555
Corporate	5,549	7,916	7,888

Consolidated total	400,009	428,010	405,443

Capital expenditures for segment assets:
Electronics	351,482	306,692	300,482
Game	16,770	5,639	5,151
Pictures	10,970	9,924	13,523
Financial Services	6,836	6,379	6,063
All Other	5,617	2,952	4,684

Total	391,675	331,586	329,903
Corporate	22,463	4,140	2,165

Consolidated total	414,138	335,726	332,068

The capital expenditures in the above table represent the additions to fixed assets of each segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics segment is managed as a single operating segment by Sony’s management.

	Yen in millions
	Fiscal Year Ended March 31
	2007	2008	2009

Audio	522,879	558,624	453,976
Video	1,143,120	1,279,225	1,042,014
Televisions	1,226,971	1,367,078	1,275,810
Information and Communications	954,163	1,103,212	942,517
Semiconductors	219,546	237,870	205,062
Components	835,490	833,334	662,453
Other	541,167	552,365	451,088

Total	5,443,336	5,931,708	5,032,920

Geographic information -

Sales and operating revenue which are attributed to countries based on location of customers for the fiscal years ended March 31, 2007, 2008 and 2009 and long-lived assets as of March 31, 2008 and 2009 are as follows:

	Yen in millions
	Fiscal Year Ended March 31
	2007	2008	2009

Sales and operating revenue:
Japan	2,127,841	2,056,374	1,873,219
U.S.A.	2,232,453	2,221,862	1,827,812
Europe	2,037,658	2,328,233	1,987,692
Other	1,897,743	2,264,945	2,041,270

Total	8,295,695	8,871,414	7,729,993

	Yen in millions
	March 31
	2008	2009

Long-lived assets:
Japan	1,380,129	1,376,271
U.S.A.	667,893	797,300
Europe	130,033	211,149
Other	171,210	194,500

Total	2,349,265	2,579,220

There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

Transfers between reportable business or geographic segments are made at arms-length prices.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2007, 2008 and 2009.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following information shows sales and operating revenue and operating income by geographic origin for the fiscal years ended March 31, 2007, 2008 and 2009. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Financial Instruments and Exchange Law of Japan, to which Sony, as a Japanese public company, is subject.

	Yen in millions
	Fiscal Year Ended March 31
	2007	2008	2009

Sales and operating revenue:
Japan —
Customers	2,242,861	2,165,516	1,950,351
Intersegment	4,349,915	4,691,862	3,867,980

Total	6,592,776	6,857,378	5,818,331
U.S.A. —
Customers	2,553,834	2,528,435	2,127,929
Intersegment	319,666	381,222	332,784

Total	2,873,500	2,909,657	2,460,713
Europe —
Customers	1,843,559	2,168,025	1,842,662
Intersegment	60,486	70,511	67,570

Total	1,904,045	2,238,536	1,910,232
Other —
Customers	1,655,441	2,009,438	1,809,051
Intersegment	1,738,602	1,962,997	1,727,945

Total	3,394,043	3,972,435	3,536,996
Elimination	(6,468,669)	(7,106,592)	(5,996,279)

Consolidated total	8,295,695	8,871,414	7,729,993

Operating income (loss):
Japan	167,387	314,807	(48,592)
U.S.A.	(108,347)	(40,257)	(111,575)
Europe	23,411	57,126	(88,121)
Other	83,503	120,095	49,884
Corporate and elimination	(15,550)	23,528	(29,379)

Consolidated total	150,404	475,299	(227,783)

27.	Subsequent event

On June 16, 2009, Sony Corporation issued under its existing domestic bond shelf registration 220.0 billion yen of straight bonds. The bonds have interest rates and maturity dates as follows:

Amount	Interest rate	Maturity date

60.0 billion yen	0.945% per annum	June 20, 2012
110.0 billion yen	1.298% per annum	June 20, 2014
50.0 billion yen	2.068% per annum	June 20, 2019

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
		Additions
	Balance	charged to			Balance
	at beginning	costs and	Deductions	Other	at end
	of period	expenses	(Note 1)	(Note 2)	of period

Fiscal Year Ended March 31, 2007:
Allowance for doubtful accounts and sales returns	89,563	83,440	(55,711)	3,383	120,675

Fiscal Year Ended March 31, 2008:
Allowance for doubtful accounts and sales returns	120,675	62,954	(78,755)	(11,539)	93,335

Fiscal Year Ended March 31, 2009:
Allowance for doubtful accounts and sales returns	93,335	80,064	(55,291)	(7,725)	110,383

Notes:

1. Amounts written off.

2. Translation adjustment.

	Balance				Balance
	at beginning			Other	at end
	of period	Additions	Deductions	(Note 1)	of period

Fiscal Year Ended March 31, 2007:
Valuation allowance - Deferred tax assets	133,482	39,743	(20,002)	601	153,824

Fiscal Year Ended March 31, 2008:
Valuation allowance - Deferred tax assets	153,824	14,657	(69,042)	(3,432)	96,007

Fiscal Year Ended March 31, 2009:
Valuation allowance - Deferred tax assets	96,007	40,594	(11,846)	(7,551)	117,204

Notes:

1. Translation adjustment.

2. The schedule for the fiscal years ended March 31, 2007 and 2008 above has been revised to conform with the presentation for the fiscal year ended March 31, 2009. This resulted in reductions in the balances at the beginning and end of the fiscal year ended March 31, 2007 and 2008, and reductions in additions during those fiscal years as follows:

	Yen in millions
	Balance at		Balance at
	beginning of		end of
	period	Additions	period

Fiscal Year Ended March 31, 2007	(17,417)	(3,167)	(20,584)

Fiscal Year Ended March 31, 2008	(20,584)	(3,033)	(23,617)

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Financial Statements of Sony Ericsson Mobile Communications AB

[THIS PAGE INTENTIONALLY LEFT BLANK]

SONY ERICSSON MOBILE COMMUNICATIONS

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Income Statement
January 1 - December 31, TEUR

	Notes	2008	2007	2006

Net sales	C2	11,243,840	12,915,573	10,959,233
Cost of sales		(8,749,816)	(8,957,500)	(7,775,448)

GROSS PROFIT		2,494,024	3,958,073	3,183,785

Selling expenses		(894,808)	(914,257)	(861,482)
General and Administration expenses	C26	(354,139)	(345,300)	(224,648)
Research and Development expenses		(1,379,031)	(1,172,566)	(905,811)
Other operating revenues	C3	44,074	33,655	72,126
Other operating expenses	C3	(548)	(631)	(7,436)
Share in earnings of joint venture	C8	(22,649)	(15,398)	—

OPERATING INCOME	C6, C7, C16, C17, C24, C25	(113,077)	1,543,576	1,256,534
Interest income and similar profit items	C4	101,494	62,210	42,288
Interest expense and similar loss items	C4	(71,162)	(31,861)	(1,118)

NET INCOME BEFORE TAXES		(82,745)	1,573,925	1,297,704

Income taxes for the year	C5	31,138	(423,483)	(267,056)

Minority interest		(21,283)	(36,250)	(33,329)

NET INCOME		(72,890)	1,114,192	997,319

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Balance Sheet
December 31, TEUR

	Notes	2008	2007

ASSETS
Fixed assets
Intangible assets	C6	31,379	46,651
Tangible assets	C7	209,147	169,836
Financial assets
Equity in joint venture	C8	—	13,221
Securities held as fixed assets	C8	—	91,912
Other non current assets	C9	348,608	250,206

Total fixed and financial assets		589,134	571,826

Current assets
Inventories	C10	530,664	437,477
Accounts receivable	C11	1,629,435	1,870,213
Other assets	C12	584,938	344,887
Other short-term cash investments	C13	707,031	1,431,129
Cash and bank		417,846	724,108

Total current assets		3,869,914	4,807,814

Total assets		4,459,048	5,379,640

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	C14
Share capital		100,000	100,000
Restricted reserves		445,361	424,163
Non-restricted reserves		744,477	387,602
Net income for the year		(72,890)	1,114,192

Total equity		1,216,948	2,025,957

Minority interest		57,435	64,006
Provisions	C15	587,601	437,144
LIABILITIES
Long-term liabilities
Post-employment benefits	C17	25,369	24,166
Other long-term liabilities	C18	3,710	1,603

Total long-term liabilities		29,079	25,769

Current liabilities
Liabilities to financial institutions		53,280	—
Advances from customers		2,380	440
Accounts payable		989,517	1,263,111
Income tax liabilities		32,270	97,455
Other current liabilities	C19	1,490,538	1,465,758

Total current liabilities		2,567,985	2,826,764

Total shareholders’ equity and liabilities		4,459,048	5,379,640

Assets pledged as collateral	C20	23	31
Contingent liabilities	C21	3,711	2,640

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Cash Flow
January 1 - December 31, TEUR

	Notes	2008	2007	2006

OPERATIONS
Net income		(72,890)	1,114,192	997,319
Depreciation and amortization		117,687	113,881	85,029
Other non cash items	C22	18,928	(285,063)	341,448

		63,725	943,010	1,423,796
Change in inventories		(93,186)	(15)	(117,207)
Change in accounts receivables		240,778	(217,459)	(764,993)
Change in other receivables		(233,863)	(54,687)	(180,662)
Change in accounts payable		(273,593)	(13,370)	468,955
Change in other liabilities		26,721	296,873	352,115

Cash flow from operating activities		(269,418)	954,352	1,182,004

INVESTMENTS
Investments in intangible assets		(9,964)	(20,658)	(29,311)
Sales of intangible assets		2,607	982	161
Investments in tangible assets		(126,583)	(144,386)	(96,105)
Sales of tangible assets		5,391	3,869	19,198
Investment in subsidiary		—	—	(15,501)
Net investments in joint venture		(9,428)	(28,758)	—
Investments / Sales of other financial assets		—	—	(12,462)
Sales/Amortization of other financial assets		111,532	—	177

Cash flow from investing activities		(26,445)	(188,951)	(133,843)

FINANCING
Borrowing		53,271	—	245
Repayment of debt		—	(511)	(576)
Dividend to minority		(37,117)	(14,949)	(30,427)
Dividend paid		(770,000)	(848,000)	(247,000)

Cash flow from financing activities		(753,846)	(863,460)	(277,758)

Net change in cash		(1,049,708)	(98,059)	770,403
Cash, beginning of period		2,155,237	2,272,699	1,537,276
Translation difference in Cash		19,348	(19,403)	(34,980)

Cash, end of period		1,124,877	2,155,237	2,272,699

SONY ERICSSON MOBILE COMMUNICATIONS

Notes to the Consolidated Financial Statements

SONY ERICSSON MOBILE COMMUNICATIONS

C1.  Accounting Principles

The consolidated financial statements of Sony Ericsson Mobile Communications AB are prepared in accordance with accounting principles generally accepted in Sweden, applying the Swedish Annual Accounts Act (ÅRL), the Swedish Accounting Standards Board’s recommendations (Bokföringsnämnden, BFN) and the Recommendation of the Swedish Financial Accounting Standards Council, RR 29 Remunerations to employees. The accounting principles are unchanged since last year.

Principle of Consolidation

The consolidated financial statements include the accounts of the Parent Company and all subsidiaries in which the company has a voting majority. The intercompany transactions and internal profit have been eliminated. The consolidated financial statements have been prepared in accordance with the purchase method, whereby consolidated stockholders’ equity includes equity earned only after acquisition. Minority interest in net earnings is reported in the consolidated income statement. Minority interest in the equity of subsidiaries is reported as a separate item in the consolidated balance sheet.

Translation of financial statements in foreign currency

Sony Ericsson’s results are presented in EUR which is the reporting currency and the functional currency of the parent company. The group has sales and cost of sales in a large number of currencies. For all companies, including subsidiary companies, the functional (business) currency is the currency in which the companies primarily generate and expend cash. Their financial statements plus goodwill related to such companies are translated to EUR by translating assets and liabilities at the closing rate on the balance sheet day and income statement items at average exchange rates, during the year, with translation adjustments reported directly in consolidated equity.

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

Accruals for sales bonuses and similar items such as quarterly and yearly bonuses, quality bonus, co-op advertising and stock protection are shown as deductions from gross sales to arrive at net sales.

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

Joint venture

Investments in joint ventures, where Sony Ericsson has significant influence, are recognized in the consolidated financial statements in accordance with the equity method. Sony Ericsson’s share of income before taxes is reported in item “Share in earnings of joint venture” included in Operating income. Taxes are included in item “Income taxes for the year”.

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

SONY ERICSSON MOBILE COMMUNICATIONS

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

Part of the pension plans in Sweden is secured through an insurance solution with the insurance company Alecta. According to a statement issued by the Swedish Financial Reporting Board (UFR 3), this constitutes a multi-employer plan. It has not been possible, however, for Sony Ericsson to get sufficient information to account for the plan as a defined benefit plan. The plan has therefore been accounted for as a defined contribution plan.

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

SONY ERICSSON MOBILE COMMUNICATIONS

Statement of Cash Flow

Foreign subsidiaries’ transactions are translated at the average exchange rate during the period. Subsidiaries purchased and/or sold, net of cash acquired/sold, are reported as cash flow from investment activities and do not affect reported cash flow from operations. Cash and cash equivalents consist of cash and bank and short term cash investments. The statement of Cash Flow for 2006, 2007 and 2008 complies with International Accounting Standards (IAS) No. 7.

Related party transactions

Transactions and balances related to Sony and Ericsson are classified as external items.

Dividend

Each year the Board of Directors assesses the parent company’s and the group’s results and financial position in order to determine the appropriate disposition of earnings. This disposition, including any payment of dividends, is based on a number of factors including: the latest profit and loss account, the parent company’s equity, the parent company’s and the group’s cash flows, the equity ratio and liquidity of the parent company and the group after the proposed dividend in relation to the industry standards in which the parent company and the group conducts its business, and both the parent company’s and the group’s ability to fulfill both their short and long-term obligations. As a result of this assessment a dividend of Euro 770 million was paid in 2008.

C2.  Net sales by market area

	2008	2007	2006

Europe, Middle East & Africa	5,965,838	7,293,316	5,865,030
Americas	2,565,969	2,072,408	1,550,179
Asia	2,712,033	3,549,849	3,544,024

Total	11,243,840	12,915,573	10,959,233

C3.  Other operating revenues and other operating expenses

	2008	2007	2006

Other operating revenues
Gains on sales of intangible and tangible assets	548	3,434	16,409
Gains on sales of financial assets	19,621	—	—
Commissions, license fees and other operating revenues	23,905	30,221	55,717

Total other operating revenues	44,074	33,655	72,126
Other operating expenses
Losses on sales of intangible and tangible assets	(548)	(631)	(341)
Other expenses	—	—	(7,095)

Total other operating expenses	(548)	(631)	(7,436)

Gains on sales of financial assets refer to sale of shares in Symbian Software Ltd.

SONY ERICSSON MOBILE COMMUNICATIONS

C4.  Financial income and expense

	2008	2007	2006

Interest income and similar profit items
Interest income external and similar items	101,494	62,210	42,288

Total	101,494	62,210	42,288
Interest expense and similar loss items
Interest expenses external and similar items	(71,162)	(31,861)	(1,118)

Total	(71,162)	(31,861)	(1,118)
Financial Net	30,332	30,349	41,170

C5.  Taxes

Income statement

The following items are included in income taxes for the year:

	2008	2007	2006

Current income taxes for the period	(82,275)	(462,064)	(368,308)
Deferred tax income/ (-expense) related to temporary differences and tax loss carryforwards	113,413	38,720	101,252
Share of taxes in joint venture	—	(139)	—

Income taxes for the period	31,138	(423,483)	(267,056)

A reconciliation between actual tax income (-expense) for the year and the theoretical tax income (-expense) that would arise when applying statutory tax rate in Sweden, 28 percent on income before taxes is shown in the table:

	2008	2007	2006

Income before taxes	(82,745)	1,573,925	1,297,704
Tax rate in Sweden (28)%	23,169	(440,771)	(363,357)
Effect of foreign tax rates	1,993	7,884	29,020
Current income taxes related to prior years	9,321	(4,942)	(876)
Tax effect of expenses that are non deductible for tax purpose	(21,684)	(6,011)	(4,858)
Tax effect of income that are non-taxable for tax purpose	12,319	13,667	10,014
Tax effect of changes in tax rates	162	3,112	19
Utilization/revaluation of tax losses carryforwards	5,858	3,578	62,982

Income taxes for the year	31,138	(423,483)	(267,056)

Balance sheet

Tax effect of temporary differences has resulted in deferred tax assets and liabilities as follows:

	2008	2007

Deferred tax assets	298,101	167,186

The Swedish tax rate has been changed from 28% to 26.3% from January 2009.

Deferred tax assets relate to temporary differences due to certain provisions such as warranty and scrap liabilities and tax losses carryforwards. Deferred tax assets are amounts recognized in countries where we expect to be able to generate corresponding taxable income in the future to benefit from tax reductions.

SONY ERICSSON MOBILE COMMUNICATIONS

C6.  Intangible assets

	Licenses, software
	trademarks and
2008	similar rights	Patents	Total

Accumulated acquisition costs
Opening balance January 1, 2008	117,843	3,978	121,821
Acquisitions	9,964	—	9,964
Sales/disposals	(4,507)	—	(4,507)
Translation difference for the year	8,833	—	8,833

Closing balance December 31, 2008	132,133	3,978	136,111
Accumulated depreciation
Opening balance January 1, 2008	(73,503)	(1,667)	(75,170)
Depreciation	(23,655)	(1,326)	(24,981)
Sales/disposals	1,900	—	1,900
Translation difference for the year	(6,481)	—	(6,481)
Closing balance December 31, 2008	(101,739)	(2,993)	(104,732)

Net carrying value	30,394	985	31,379

	Licenses, software
	trademarks and
2007	similar rights	Patents	Total

Accumulated acquisition costs
Opening balance January 1, 2007	103,420	3,978	107,398
Acquisitions	20,658	—	20,658
Sales/disposals	(4,067)	—	(4,067)
Translation difference for the year	(2,168)	—	(2,168)

Closing balance December 31, 2007	117,843	3,978	121,821
Accumulated depreciation
Opening balance January 1, 2007	(59,822)	(341)	(60,163)
Depreciation	(18,102)	(1,326)	(19,428)
Sales/disposals	3,085	—	3,085
Translation difference for the year	1,336	—	1,336

Closing balance December 31, 2007	(73,503)	(1,667)	(75,170)
Net carrying value	44,340	2,311	46,651

SONY ERICSSON MOBILE COMMUNICATIONS

C7.  Tangible assets

	Land and		Other
2008	buildings	Machinery	equipment	Total

Accumulated acquisition costs
Opening balance January 1, 2008	32,473	99,988	287,616	420,077
Acquisitions	19,596	38,277	68,710	126,583
Sales/disposals	—	(5,802)	(12,537)	(18,339)
Translation difference for the year	3,547	13,087	40,975	57,609

Closing balance December 31, 2008	55,616	145,550	384,764	585,930
Accumulated depreciation
Opening balance January 1, 2008	(7,156)	(50,232)	(192,694)	(250,082)
Depreciation	(3,511)	(21,822)	(67,373)	(92,706)
Sales/disposals	—	4,235	8,713	12,948
Translation difference for the year	(691)	(6,921)	(33,409)	(41,021)

Closing balance December 31, 2008	(11,358)	(74,740)	(284,763)	(370,861)
Accumulated revaluations
Opening balance January 1, 2008	—	(151)	(8)	(159)
Write down	—	(4,802)	(695)	(5,497)
Translation difference for the year	—	(224)	(42)	(266)

Closing balance December 31, 2008	—	(5,177)	(745)	(5,922)
Net carrying value	44,258	65,633	99,256	209,147

	Land and		Other
2007	buildings	Machinery	equipment	Total

Accumulated acquisition costs
Opening balance January 1, 2007	17,687	74,327	220,621	312,635
Acquisitions	15,637	39,415	89,334	144,386
Sales/disposals	—	(7,760)	(15,360)	(23,120)
Translation difference for the year	(851)	(5,994)	(6,979)	(13,824)

Closing balance December 31, 2007	32,473	99,988	287,616	420,077
Accumulated depreciation
Opening balance January 1, 2007	(5,136)	(37,236)	(143,905)	(186,277)
Depreciation	(2,185)	(23,694)	(68,516)	(94,395)
Sales/disposals	—	7,514	14,539	22,053
Translation difference for the year	165	3,184	5,188	8,537

Closing balance December 31, 2007	(7,156)	(50,232)	(192,694)	(250,082)
Accumulated revaluations
Opening balance January 1, 2007	—	(98)	(8)	(106)
Write down	—	(58)	—	(58)
Translation difference for the year	—	5	—	5

Closing balance December 31, 2007	—	(151)	(8)	(159)
Net carrying value	25,317	49,605	94,914	169,836

SONY ERICSSON MOBILE COMMUNICATIONS

C8.	Other securities held as fixed assets

Capital share in joint venture U.I. Holding B.V.

	2008	2007

Opening balance January 1	13,221	—
Capital share in joint venture	—	13,221
Capital injection	9,428	—
Write down of capital share in joint venture	(22,649)	—

Closing balance December 31	0	13,221

U.I. Holding B.V. owns 100% of UIQ AB, which went into bankruptcy at the end of December 2008.

Other financial assets

	2008	2007

Opening balance January 1	91,912	91,942
Reclassification	—	(17)
Sales	(91,912)	—
Translation difference for the year	—	(13)

Closing balance December 31	0	91,912

The investment is related to Symbian Software Ltd and has during the year been sold with a gain of TEUR 19,621.

C9.  Other non-current assets

	2008	2007

Deferred tax assets	298,101	167,186
Other non current assets	50,507	83,020

Total	348,608	250,206

TEUR 137,478 of the deferred tax assets refers to tax loss carry forwards, of which TEUR 99,480 is related to Japan, where there is a time limit of seven years for utilizing the losses. Based on current business plan and historical performance, the tax losses are expected to be utilized before being expired. The main part of other non-current assets is prepaid licenses.

C10.  Inventory

	2008	2007

Manufacturing work in process	304,768	236,976
Finished products and goods for resale	225,896	200,501

Inventories, net	530,664	437,477

Reported amounts are net of obsolescence reserves by TEUR 35,631 (TEUR 25,690 in 2007).

SONY ERICSSON MOBILE COMMUNICATIONS

C11.  Accounts receivables

	2008	2007

Current Receivables
Commercial receivables	1,647,280	1,876,939
Provision for doubtful debts	(17,845)	(6,726)

Total	1,629,435	1,870,213

Provisions for doubtful debts have been estimated based on commercial risk evaluations.

C12.  Other current assets

	2008	2007

Prepaid expenses	77,555	81,543
Prepaid tooling	37,848	28,752
Other receivables	469,535	234,592

Total	584,938	344,887

TEUR 34,740 of the other receivables refers to prepaid taxes (TEUR 2,708 in 2007).

C13.  Short term cash investments

	2008	2007

Net book value	707,031	1,431,129
Market value	707,031	1,435,325

Short term cash investments are held in money-market funds and are treated as cash equivalents with an initial maturity at the time of acquisition of 3 months or less.

C14.  Shareholders’ equity

			Non-
			restricted
			reserves and	Total
	Share	Restricted	net profit/loss	shareholders’
	capital	reserves	for the year	equity

Shareholder’s equity December 31, 2006	100,000	722,889	957,720	1,780,609
Changes in cumulative translation adjustments	—	(9,334)	(12,436)	(21,770)
Fair value reserve	—	—	926	926
Transfer between non-restricted and restricted reserves	—	10,608	(10,608)	—
Net income for the year	—	—	1,114,192	1,114,192
Dividend	—	(300,000)	(548,000)	(848,000)

Shareholder’s equity December 31, 2007	100,000	424,163	1,501,794	2,025,957
Changes in cumulative translation adjustments	—	20,844	5,631	26,475
Fair value reserve	—	—	7,406	7,406
Transfer between non-restricted and restricted reserves	—	356	(356)	—
Net income for the year	—	—	(72,890)	(72,890)
Dividend	—	—	(770,000)	(770,000)

Shareholder’s equity December 31, 2008	100,000	445,363	671,585	1,216,948

Share capital consists of 100,000,200 shares at a quota value of EUR 1 per share.

SONY ERICSSON MOBILE COMMUNICATIONS

*	Cumulative translation adjustments have been distributed among unrestricted and restricted stockholders equity.

**	The fair value reserve is related to the effective portion of changes in the fair value of hedging instruments that is recognized in equity. Amounts accumulated in equity are recycled in the income statement in the periods in which the hedged item affects profit or loss, for example, when the forecasted sale which is hedged takes place. The closing balance for fair value reserve after taxes is TEUR 2,912 and is part of non-restricted reserves.

***	The transfer between non-restricted and restricted reserves is in accordance with the proposals of the respective companies’ boards of directors. In evaluating the consolidated financial position, it should be noted that earnings in foreign companies may be subject to taxation when transferred to Sweden and, in some instances, such transfer of earnings may be limited by currency restrictions.

****	During 2008 it was decided to make a dividend of Euro 770 million to the owning companies Sony and Ericsson.

C15.  Provisions

	2008	2007

Warranty commitments	432,385	398,516
Restructuring expenses	133,231	—
Other provisions	21,985	38,628

Total	587,601	437,144

Warranty commitments include provisions for faulty products based on estimated return rates and costs. The best estimate is based on sales, contractual warranty periods and historical failure data of products sold.

C16.  Restructuring costs

2008

Cost of sales	(74,986)
Selling expenses	(15,951)
Administration expenses	(12,582)
Research and development expenses	(62,349)
Results from shares in Joint venture	(8,664)

Total	(174,532)
where of;
Write down of assets	(23,575)
Redundance expenses	(60,532)
Rental agreements	(15,998)
Other	(74,427)

Total	(174,532)

C17.  Post-employment benefits

Sony Ericsson participates in local pension plans in countries in which we operate. There are principally two types of pension plans:

•	Defined contribution plans, where the Company’s only obligation is to pay fixed pension premiums into a separate entity (a fund or insurance company) on behalf of the employee. No provision for pensions is recognized in the balance sheet other than accruals for premium pensions earned, but not yet paid.

SONY ERICSSON MOBILE COMMUNICATIONS

•	Defined benefit plans, where the Company’s undertaking is to provide pension benefits that the employees will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

In Sony Ericsson most of the companies have defined contribution plans and therefore no pension provisions on the balance sheet. The subsidiaries in Japan, Netherlands, Germany, Greece and Mexico have defined benefit plans. In Sweden, the total pension benefits are accounted as defined contribution plans, even though the Financial Accounting Standards Council’s interpretations committee defined the ITP pension plan, financed through insurance with Alecta as a defined benefit plan. Sony Ericsson did not have access to information from Alecta that would have made it possible for this plan to be reported as a benefit plan.

Pension costs

2008	Sweden	UK	Netherlands	Japan	Other	Total

Pension cost Defined Benefit Plan	—	—	1,049	4,921	1,000	6,970
Pension cost Defined Contribution Plan	36,810	802	—	496	6,960	45,068

Total	36,810	802	1,049	5,417	7,960	52,038

2007	Sweden	UK	Netherlands	Japan	Other	Total

Pension cost Defined Benefit Plan	—	(87)	7,635	3,229	556	11,333
Pension cost Defined Contribution Plan	30,711	1,203	—	—	4,171	36,085

Total	30,711	1,116	7,635	3,229	4,727	47,418

Provision for post employee benefits

2008	Sweden	UK	Netherlands	Japan	Other	Total

Provision for post employee benefits	—	—	5,842	15,705	2,839	24,386
Other employee benefits	—	—	—	—	983	983

Total	—	—	5,842	15,705	3,822	25,369

The pension plan for the UK was reclassified from defined benefit plan to defined contribution plan.

2007	Sweden	UK	Netherlands	Japan	Other	Total

Provision for post employee benefits	—	2,310	6,375	11,903	1,715	22,303
Other employee benefits	—	193	125	202	1,343	1,863

Total	—	2,503	6,500	12,105	3,058	24,166

The pension plan for the Netherlands was reclassified from defined contribution plan to defined benefit plan.

C18.  Long-term liabilities

Maturity date for the group long-term liabilities, TEUR 3,710 (TEUR 1,603 in 2007), is within 1-5 years.

C19.  Other current liabilities

	2008	2007

Accrued personnel related expenses	118,717	146,279
Accrued sales related expenses	875,179	893,639
Other accrued expenses	224,800	336,990
Other short term liabilities	271,842	88,850

Total	1,490,538	1,465,758

SONY ERICSSON MOBILE COMMUNICATIONS

Accrued sales related expenses include sales bonuses, such as quarterly and yearly bonuses, quality bonus, co-op and stock protection.

C20.  Assets pledged as collateral

	Liabilities	Advances		Liabilities	Advances
	to financial	from		to financial	from
	institutions	customers	2008	institutions	customers	2007

Other	23	—	23	31	—	31

Total	23	—	23	31	—	31

C21.  Contingent liabilities

	2008	2007

Guarantee	60	0
Other contingent liabilities	3,651	2,640

Total	3,711	2,640

Other contingent liabilities mainly include guarantees for loans.

C22.  Cash flow analysis, other non cash items

	2008	2007	2006

Share of taxes in Joint venture	—	139	—
Deferred tax income	(113,414)	(38,720)	(101,252)
Minority interest	21,283	36,250	33,329
Interest	9	—	(37,268)
Tax	(65,185)	(330,520)	333,951
Change in provisions (note C15 & C17)	151,660	21,601	126,905
Revaluation of share in Joint venture	22,649	15,398	134
Write-down on non-current assets	5,497	58	372
Gains and losses on disposal of non-current assets	(19,621)	(2,802)	(16,068)
Other	16,050	13,533	1,345

Total	18,928	(285,063)	341,448

C23.  Translation to SEK

The exchange rate for SEK is 10.96 (9.47) for balance sheet items and the average exchange rate for the period is 9.64 (9.24).

C24.	Leasing

2008

Future payments for operating leases and rents
2009	64,162
2010	55,177
2011	37,326
2012	34,133
2013	29,667
2014 and future	63,615

SONY ERICSSON MOBILE COMMUNICATIONS

The purpose of leases mainly refers to rents and office equipment.

C25.	Wages, salaries and social security expenses

Wages and salaries

	2008	2007	2006

Wages and salaries	589,248	490,885	392,969
Social security expenses	171,105	135,706	114,872
Of which pension costs	52,038	47,418	34,230
Of which CO compensation	908	1,364	1,082
CO pension costs	46	163	190
bonus & similar to CO	1,020	1,755	963

Severance pay

For the President and the Corporate Management the following applies:

Severance payments are not payable if an employee resigns voluntarily, or if the employment is terminated as a result of flagrant disregard of responsibilities. An exception to this is if the notice of termination given by the employee is due directly to significant structural changes or other events that affect the content of work or the condition of the position. In such an instance, the notice is treated as if it were given by the Company and severance payments are made to the individual. Upon termination of employment, severance pay amounting to one years’ salary is normally paid. The severance payments will be paid out during agreed severance period.

Pension

Sony Ericsson’s policy regarding pension is to follow the competitive practice in the home country of the executive. There are different supplementary pension plans for the President and the Corporate Management. As major pension arrangements, the total pension base salary consists of the annual base salary and the target pay out according to the short term incentive plan. The company pays to the capital insurance company on salary portions in excess of 20 base amounts (one base amount = SEK 41,000) a percentage of the executive’s total pension based salary, between 25 and 35 percent per year, depending on the age of the executive.

Long term incentive

Sony Ericsson has a long term incentive program for certain employees. The calculation of the bonuses is based on the performance of the Group and payments for the units allocated are vested in three years. The size of the units is approved by the Remuneration Committee of the Board.

SONY ERICSSON MOBILE COMMUNICATIONS

Wages and salaries by geographical area

	2008	2007	2006

Europe * and
Middle East & Africa	365,751	302,980	227,115
North America	78,582	70,194	67,504
Latin America	10,060	8,027	4,267
China	49,362	38,232	26,041
Japan	66,453	58,414	58,369
Asia Pacific	19,040	13,038	9,673
Total	589,248	490,885	392,969
* Of which Sweden	258,487	209,746	157,416
* Of which EU excl. Sweden	96,166	82,996	37,535

Number of employees

	2008		2007		2006
	Men	Women	Men	Women	Men	Women

Europe * and
Middle East & Africa	3,319	1,395	2,914	1,148	2,245	842
North America	592	174	581	180	528	176
Latin America	85	49	61	32	41	16
China	1,766	1,870	1,381	1,563	942	1,168
Japan	997	275	946	253	839	205
Asia Pacific	256	127	184	86	102	71
Total	7,015	3,890	6,067	3,261	4,697	2,478
* Of which Sweden	2,573	1,030	2,256	816	1,696	593
* Of which EU excl. Sweden	654	299	526	225	395	163

Distribution of female/male for the Board of Directors and other persons in leading positions

	2008		2007
	Number on	whereof	Number on	whereof
	balance day	men	balance day	men

Consolidated (including subsidiaries)
Members of the board	94	97.8%	97	96.9%
Presidents and Executive Vice presidents	14	100%	12	100%

C26.	Fees to auditors

	2008	2007	2006

PricewaterhouseCoopers
Audit fees	1,609	1,279	916
Fees for other services	756	1,040	897

Total	2,365	2,320	1,813

The amount for audit fees to other than PricewaterhouseCoopers is TEUR 95 for 2008.

SONY ERICSSON MOBILE COMMUNICATIONS

C27.	Financial risks

Foreign exchange risk — Transaction exposure

Sony Ericsson’s results are presented in EUR; the company’s hedging is based on EUR being the risk free currency. The group has sales and cost of sales in a large number of currencies. The main part of the net exposure is concentrated to the parent company. The group’s currency exposures are hedged up to 6 months. The group’s net exposure is to 80% USD, JPY, GBP and RUB. The currency exposures are primarily hedged with forward contracts. The market value of derivatives not being used to revalue balance sheet items by December 31, 2008 was Euro 2.8 million, all of these derivatives were forward contracts.

Foreign exchange risk — Translation exposure

All equity in the groups companies is translated in accordance with the “current method” hence the translation exposure is taken directly in to equity in the balance sheet. This type of currency exposure is not hedged.

Interest rate risk

Sony Ericsson’s interest rate risk is primarily derived from cash and short term deposits, other balance sheet items are to a very small extent affected by shifts in the interest rate. Cash and short-term deposits amount to Euro 1,125 million at year end 2008, with an investment horizon shorter than twelve months.

Credit Risk

Credit risk is divided into two categories; credit risk in trade receivables and financial credit risk.

Credit risk in Trade receivables

The value of outstanding trade receivables were at year end Euro 1,647 million. Provisions for expected losses at year end were Euro 18 million. 50% of the trade receivables are towards countries with a country risk in the interval “negligible to moderate”. Approximately 70% of Sony Ericsson’s outstanding AR is insured against non-payment by the customer.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. These exposures arise in the investments of cash and cash equivalents and from derivative positions with positive unrealized result against banks and other counterparties. Sony Ericsson mitigates these risks by investing cash in governmental risk, both fund and discretionary trustee are applied. Part of the liquidity is also deposited with a few chosen banks with the highest possible short-term rating. How much to be invested with each fund and bank is regulated in the policy.

Liquidity risk

The liquidity risk is that Sony Ericsson is unable to meet its short term payment obligations due to insufficient or illiquid cash reserves. At year end Sony Ericsson had a very large net cash position invested in liquid funds and very short deposits with banks. Sony Ericsson is aiming to maintain a cash level of 10% of annual turnover. The company’s net cash exceeds this requirement at year end.

C28.	Transactions with joint venture

Royalty — Sony Ericsson has paid a royalty to UIQ Technology AB for the right to use the UIQ Technology AB software in the mobile phones.

Purchases — Sony Ericsson has bought Support & Maintenance and Professional Service Work from UIQ Technology AB.

SONY ERICSSON MOBILE COMMUNICATIONS

Transactions with joint venture	2008	2007

Sales	—	389
Royalty	3,172	4,552
Purchases	1,830	2,608

Balances regarding joint venture
Assets	—	177
Liabilities	53	845

C29.  Group companies

		Percentage of
Company	Domicile	ownership

Sony Ericsson Mobile Communications AB	Sweden
Sony Ericsson Mobile Communications International AB Sweden	Sweden	100%
Sony Ericsson Mobile Communications Management Ltd, UK	United Kingdom	100%
Sony Ericsson Mobile Communications S.p.A., Italy	Italy	100%
Sony Ericsson Hungary Mobile Communications Ltd.	Hungary	100%
Sony Ericsson Mobile Communications do Brazil Ltd.	Brasil	100%
Sony Ericsson Mobile Communications S.A. de C.V.	Mexico	100%
Sony Ericsson Servicios Móviles S.A. de C.V.	Mexico	100%
Sony Ericsson Mobile Communications Japan Inc.	Japan	100%
Sony Ericsson Mobile Communications (USA) Inc.	USA	100%
Sony Ericsson Mobile Communications Iberia, S.L.	Spain	100%
Sony Ericsson Mobile Communications Hellas S.A.	Greece	100%
Sony Ericsson Mobile Communications (India) Private Limited	India	100%
Sony Ericsson Mobile Communications France S.A.S.	France	100%
LLC Sony Ericsson Mobile Communications Russia	Russia	100%
Sony Ericsson Mobile Communications (Thailand) Co., Limited	Thailand	100%
Sony Ericsson Mobile Communications (China) Co., Ltd.	China	100%
Beijing Suohong Electronics Co. Ltd., (BSE)	China	100%
Beijing SE PUTIAN Mobile Communications Company Ltd. (BMC)	China	51%
Sony Ericsson Mobile Communications Nigeria Limited	Nigeria	100%

C30.  Reconciliation to accounting principles generally accepted in the United States

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

The principle differences between Swedish GAAP and US GAAP that affect our net income, as well as our stockholders equity relate to the treatment of business combinations (negative goodwill), synthetic option plan and restructuring costs.

SONY ERICSSON MOBILE COMMUNICATIONS

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

Provision for social security cost on synthetic option plan

Under Swedish GAAP, the Company accrues social security costs for the synthetic option plan during the vesting period. Under US GAAP, no social security cost is recorded until the options are exercised or matching of the options takes place, which increases net income by TEUR 1,018 (TEUR –3,623 in 2007).

Restructuring costs

Under Swedish GAAP a provision for severance pay is recognized when a constructive obligation to restructure arises which requires that a detailed formal plan has been communicated to those affected by it. The implementation needs to be planned to begin as soon as possible and to be completed in a timeframe that makes significant changes to the plan unlikely. Under US GAAP provisions for severance pay is recognized on the remaining service period when a company has a detailed formal plan which has been communicated to those affected. If an entity under Swedish GAAP has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision. Under US GAAP, costs to terminate a contract before the end of its term should be recognized as a liability and measured at fair value when the entity terminates the contract in accordance with the contract terms or when the premises have been vacated. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity should be recognized and measured at its fair value when the entity ceases to use the right conveyed by the contract. Sony Ericsson has identified a difference between US GAAP and Swedish GAAP of TEUR 15,498 related to leasehold property that has not yet been terminated or vacated and thus not qualified as provisions in accordance with US GAAP.

Post-employment benefits

To calculate the annual expenses for the defined benefit plans, Sony Ericsson uses the corridor method. The amount recognized in the income statement which is the difference to US GAAP is not material.

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

SONY ERICSSON MOBILE COMMUNICATIONS

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

Adjustment of net income, comprehensive income, equity and balance sheet items

Application of US GAAP as described above would have had the following effects on consolidated net income.

Adjustment of Net Income

	2008	2007	2006

Net income per Swedish GAAP	(72,890)	1,114,192	997,319
US GAAP adjustments before taxes:
Business Combination	100	100	918
Synthetic Option Plan	1,018	(3,623)	1,472
Restructuring	15,498	—	—
Tax effect of US GAAP adjustment	(4,339)	1,002	(522)

Net income in accordance with US GAAP	(60,613)	1,111,672	999,186

Comprehensive income

	2008	2007	2006

Net income in accordance with US GAAP	(60,613)	1,111,672	999,186
Other comprehensive income
Gain/loss on cash flow hedges	10,191	1,087	(9,544)
Translation adjustment	30,008	(21,771)	(32,561)
Deferred tax	(2,785)	(161)	2,499
Total other comprehensive income	37,414	(20,845)	(39,606)

Comprehensive income in accordance with US GAAP	(23,199)	1,090,827	959,581

Adjustments of stockholders’ equity

	2008	2007

Equity as reported per Swedish GAAP	1,216,948	2,025,957

US GAAP adjustments before taxes:
Business Combination	(764)	(864)
Synthetic Option Plan	(228)	(1,246)
Restructuring	15,498	—
Deferred tax effect of US GAAP adjustment	(3,886)	453

Stockholders’ equity in accordance with US GAAP	1,227,568	2,024,299

SONY ERICSSON MOBILE COMMUNICATIONS

Balance sheet items according to Swedish GAAP and US GAAP

	Swedish GAAP		US GAAP
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2008	2007	2008	2007

Non-current assets	589,134	571,826	290,349	403,879
Current assets	3,869,914	4,807,814	4,164,049	4,975,349

Total Assets	4,459,048	5,379,640	4,454,398	5,379,228

Stockholders equity	1,216,948	2,025,957	1,227,568	2,024,299
Minority interest	57,435	64,006	57,435	64,006
Provisions	612,970	461,310	597,472	461,310
Non-current liabilities	3,710	1,603	3,710	1,603
Current liabilities	2,567,985	2,826,764	2,568,213	2,828,010

Total stockholders’ equity and liabilities	4,459,048	5,379,640	4,454,398	5,379,228

Multi-employer plan

The Swedish ITP pension plan financed through insurance with Alecta is a multi-employer plan defined by Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions, and therefore it is accounted for as a defined contribution plan.

Report of Independent Auditors

To the Shareholders of Sony Ericsson Mobile Communications AB

We have audited the accompanying consolidated balance sheets of Sony Ericsson Mobile Communications AB and its subsidiaries as of December 31, 2008 and December 31, 2007 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sony Ericsson Mobile Communications AB and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note C30 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

Malmo, Sweden
June 16, 2009