Form 20-F
period 2010-03-31
SONY CORP
filed 2010-06-28
CIK 313838

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

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

	Outstanding as of
	March 31, 2010	March 31, 2010
Title of Class	(Tokyo Time)	(New York Time)

Common Stock	1,003,531,808
American Depositary Shares		96,204,576

Indicate by check mark if the registrant is a well-seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

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
Item 17 ☐       Item 18 ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐      No ☑

Cautionary Statement

Statements made in this annual report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms , which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer Products & Devices segment); (viii) Sony’s ability to maintain product quality; (ix); the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment. Risks and uncertainties also include the impact of any future events with material adverse impacts.

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

As of March 31, 2010, Sony Corporation had 1,266 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method with respect to its 73 affiliated companies.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

Selected Financial Data

	Fiscal Year Ended March 31
	2006		2007		2008		2009	2010
			(Yen in millions, Yen per share amounts)

Income Statement Data:
Sales and operating revenue	7,510,597		8,295,695		8,871,414		7,729,993	7,213,998
Equity in net income (loss) of affiliated companies	13,176		78,654		100,817		(25,109)	(30,235)
Operating income (loss)	239,592		150,404		475,299		(227,783)	31,772
Income (loss) before income taxes	299,506		180,691		567,134		(174,955)	26,912
Income taxes	176,515		53,888		203,478		(72,741)	13,958
Net income (loss) attributable to Sony Corporation’s stockholders	123,616		126,328		369,435		(98,938)	(40,802)
Data per Share of Common Stock:
Net income (loss) attributable to Sony Corporation’s stockholders*
— Basic	122.58		126.15		368.33		(98.59)	(40.66)
— Diluted	116.88		120.29		351.10		(98.59)	(40.66)
Cash dividends declared
Interim	12.50		12.50		12.50		30.00	12.50
	(10.36 cents	)	(10.78 cents	)	(11.26 cents	)	(31.89 cents )	(14.38 cents )
Fiscal year-end	12.50		12.50		12.50		12.50	12.50
	(11.04 cents	)	(10.24 cents	)	(11.92 cents	)	(13.01 cents )	(13.55 cents )
Depreciation and amortization**	381,843		400,009		428,010		405,443	371,004
Capital expenditures (additions to fixed assets)	384,347		414,138		335,726		332,068	192,724
Research and development costs	531,795		543,937		520,568		497,297	432,001
Balance Sheet Data:
Net working capital (deficit)	569,296		994,871		986,296		(190,265)	72,947
Long-term debt	764,898		1,001,005		729,059		660,147	924,207
Sony Corporation’s stockholders’ equity	3,203,852		3,370,704		3,465,089		2,964,653	2,965,905
Common stock	624,124		626,907		630,576		630,765	630,822
Total assets	10,607,753		11,716,362		12,552,739		12,013,511	12,866,114
Number of shares issued at fiscal year-end (thousands of shares of common stock)	1,001,680		1,002,897		1,004,443		1,004,535	1,004,571
Sony Corporation’s stockholders’ equity per share of common stock	3,200.85		3,363.77		3,453.25		2,954.25	2,955.47

* Refer to Note 22 to the notes to the consolidated financial statements.

** Depreciation and amortization includes amortization expenses for intangible assets and deferred insurance acquisition costs.

	Average*	High	Low	Period-End
	(Yen)

Yen Exchange Rates per U.S. dollar:
Fiscal year ended March 31
2006	113.15	120.93	104.41	117.78
2007	116.92	121.81	110.07	117.56
2008	114.31	124.09	96.88	99.85
2009	100.62	110.48	87.80	99.15
2010	92.93	100.71	86.12	93.40
2010
January	—	93.31	89.41	90.38
February	—	91.94	88.84	88.84
March	—	93.40	88.43	93.40
April	—	94.51	92.03	94.24
May	—	94.68	89.89	90.81
June (through June 18)	—	92.33	90.79	90.79

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 18, 2010 was 90.79 yen = 1 U.S. dollar.

* The average yen exchange rates represent average noon buying rates of all the business days during the respective year.

Capitalization and Indebtedness

Not Applicable

Reasons for the Offer and Use of Proceeds

Not Applicable

Risk Factors

Sony realigned its reportable segments from the first quarter of the fiscal year ended March 31, 2010 to reflect its reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices (“CPD”), Networked Products & Services (“NPS”) and B2B & Disc Manufacturing (“B2B & Disc”) segments. Additionally, Music is a new reportable segment effective from the fiscal year ended March 31, 2010. Pictures and Financial Services continue to be reportable segments. The equity earnings from Sony Ericsson are presented as a separate segment. For further details, please refer to “Item 5. Operating Results”.

Sony plans further modifications to its business segment classification to reflect the Company’s reorganization as of April 1, 2010. Sony expects to report its operating results in line with new business segments from the first quarter of the fiscal year ending March 31, 2011. Please note that the following Risk Factors section is based on the business segment classification that applies to the fiscal year ended March 31, 2010.

This section contains forward-looking statements that are subject to the Cautionary Statement appearing on page 2 of this annual report. Risks to Sony are also discussed elsewhere in this annual report, including without limitation in the other sections of this annual report referred to in the Cautionary Statement.

Sony must overcome increasingly intense competition, especially in the CPD and NPS segments.

Sony produces consumer products that compete against products sold by competitors, including new entrants, on the basis of several factors such as price and function. In order to produce products that appeal to changing and increasingly diverse consumer preferences, and to overcome the fact that a relatively high percentage of consumers already possess products similar to those that Sony offers, Sony must develop superior technology, anticipate consumer tastes and rapidly develop attractive products with competitive selling prices. Sony faces increasingly intense pricing pressure from competitors and retailer consolidation, and shorter product cycles in a variety of consumer product categories. Sony’s operating results depend on Sony’s ability to continue to efficiently develop and offer products at competitive prices that meet changing and increasingly diverse consumer preferences. If Sony is unable to effectively anticipate and counter the ongoing price erosion that frequently affects its products, or if the average selling prices of its products decrease faster than Sony is able to reduce its manufacturing costs, Sony’s operating results and financial condition may be adversely impacted.

To remain competitive and stimulate customer demand, Sony must successfully manage frequent new product and service introductions and transitions.

Due to the highly volatile and competitive nature of the consumer electronics, network services and mobile communication industries, Sony must continually introduce new products, services and technologies, enhance existing products and services, and effectively stimulate customer demand for new and upgraded products and services in both mature and developing markets. The success of new product and service introductions depends on a number of factors, such as the timely and successful completion of development efforts, market acceptance, Sony’s ability to manage the risks associated with new products and production ramp-up issues, the availability of application software for new products, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of products in appropriate quantities and costs to meet anticipated demand, and the risk that new products and services may have quality or other defects in the early stages of introduction. Recent examples of such new products and services include 3D televisions and other 3D-related businesses. In addition, new and upgraded products and services can affect the sales and profitability of existing products and services. Accordingly, if Sony cannot properly manage frequent new product and service introductions and transitions, Sony’s operating results and financial condition may be adversely impacted.

Sony is subject to competition from firms that may be more specialized or have greater resources.

Sony has several business segments in different industries and has many product and service categories within the CPD, NPS and B2B & Disc segments, which cause it to face a broad range of existing and new competitors ranging from large multinational companies to highly specialized entities that focus on only a few businesses. As a result, Sony may not be able to fund or invest in certain areas of its businesses to the same degree as its competitors. Furthermore, these competitors may have greater financial, technical, and marketing resources available to them than those available to the businesses of Sony. In addition, the businesses within Sony’s Financial Services segment may not be able to compete effectively, especially against established competitors with superior financial, marketing and other relevant resources. A failure to efficiently anticipate and respond to these established and new competitors may adversely impact Sony’s operating results.

Sony’s investments in research and development may not yield the results expected.

Sony’s businesses operate in intensely competitive markets characterized by changing consumer preferences and rapid technological innovation. Due to advanced technological innovation and the relative ease of technology imitation, new products and services tend to become standardized more rapidly, leading to more intense competition and ongoing price erosion. In order to strengthen the competitiveness of its products in this environment, Sony continues to invest heavily in research and development. However, these investments may not yield the innovation or the results expected quickly enough, or competitors may lead Sony in technological innovation, hindering Sony’s ability to commercialize, in a timely manner, new and competitive products and services that meet the needs of the market, which consequently may adversely impact Sony’s operating results as well as its reputation.

Sony’s business restructuring and transformation efforts are costly and may not attain their objectives.

Sony continued to implement restructuring initiatives in the fiscal year ended March 31, 2010 that focused on a review of the Sony Group’s investment plan, the realignment of its manufacturing sites, the reallocation of its workforce, and headcount reductions. As a result of these restructuring initiatives, a total of 124.3 billion yen in restructuring charges, including 7.9 billion yen of non-cash charges related to depreciation associated with restructured assets, has been recorded in the fiscal year ended March 31, 2010. Sony anticipates recording approximately 80 billion yen of restructuring charges for the fiscal year ending March 31, 2011. Restructuring charges are recorded in cost of sales, selling, general and administrative expenses and loss (gain) on sale, disposal or impairment of assets, net and thus initially deteriorate Sony’s operating income (loss) and net income (loss) attributable to Sony’s stockholders. Sony will continue rationalizing its manufacturing operations, shifting and aggregating manufacturing to lower-cost countries and increasing the utilization of third-party original equipment and design manufacturers (OEMs and ODMs). In addition, as a part of its transformation efforts, since April 1, 2009 Sony established three horizontal platforms for (1) manufacturing, logistics, procurement and customer services, (2) R&D and common software development, and (3) global sales and marketing functions, and has been undertaking business process optimization to enhance profitability. Furthermore Sony has started developing a common procurement platform as well as consolidating its suppliers during the fiscal year ended March 31, 2010. In January 2010, Sony announced that it will outsource a part of the human resources and accounting operation services of Sony and certain of its subsidiaries in Japan from April 2010. Sony has and will become more reliant upon outsourcing services provided by external business partners.

Due to internal or external factors, projected growth, efficiencies and cost savings from the above-noted restructuring and transformation initiatives may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to the worsening of market conditions beyond expectations. Such possible internal factors may include, for example, changes in restructuring and transformation plans, an inability to implement the initiatives effectively with available resources, or delays in implementing the new business processes or strategies. Possible external factors may include, for example, increased burdens from regional labor regulations, labor union agreements and Japanese customary labor practices that may prevent Sony from executing its restructuring initiatives as planned. The inability to fully and successfully implement restructuring and transformation programs may adversely affect Sony’s operating results and financial condition. Additionally, operating cash flows may be reduced as a result of the payment for restructuring charges.

Sony’s acquisitions and joint ventures within strategic business areas may not be successful.

Sony actively engages in acquisitions, joint ventures and other strategic investments in order to acquire new technologies, efficiently develop new businesses, and enhance its competitiveness in businesses that were previously performed by divisions of Sony Corporation or its wholly-owned subsidiaries.

Sony may incur significant integration expenses to incorporate acquired businesses. Additionally, Sony may not achieve strategic objectives, planned revenue improvements and cost savings, and may not retain key personnel of the acquired business. Sony’s operating results may also be adversely affected by the assumption of liabilities related to any acquired business.

Sony currently has investments in several joint ventures, including Sony Ericsson and S-LCD. If Sony and its partners are unable to reach their common financial objectives successfully, Sony’s operating results may be adversely affected. Sony’s operating results may also be adversely affected in the short- and medium-term during the partnership, even though Sony and its partners remain on course to achieve their common financial objectives. In addition, by participating in joint ventures or other strategic investments, Sony may encounter conflicts of interest, may not maintain sufficient control over these relationships, including over cash flow, and may be faced with an increased risk of the loss of proprietary technology or know-how. Sony’s reputation may be harmed by the actions or activities of a joint venture that uses the Sony brand. Sony may also be required to provide additional funding or debt guarantees to a joint venture, whether as a result of significant or persistent underperformance, or otherwise.

Sony may not be able to recoup the capital expenditures or investments it makes to increase production capacity.

Sony continues to invest in production equipment in the CPD, NPS and B2B & Disc segments. Sony also invests in production-related joint ventures. One example is the investment Sony and Samsung Electronics Co., Ltd. (“Samsung”) made in connection with 8th generation production capacity for amorphous thin film transistor (“TFT”) LCD panel production, following investments in 7th generation production capacity at S-LCD, a joint venture of the two companies in Korea. As of March 31, 2010, the accumulated total amount of the investment in S-LCD by Sony and Samsung for 7th and 8th generation production capacity was approximately 400 billion yen (approximately 50 percent of which was contributed by Sony). If unforeseen market changes and corresponding decline in demand result in a mismatch between sales volume and anticipated production volumes, or if unit sales prices decline due to market oversupply, Sony may not be able to recover its capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which may adversely affect Sony’s profitability.

Increased reliance on external business partners may increase financial, reputational and other risks to Sony.

With the increasing necessity of pursuing quick business development and high operating efficiency with limited managerial resources, Sony increasingly procures components (including LCD panels for televisions) and technologies (such as operating systems for PCs) from third-party suppliers. Reliance on third-party suppliers increases the possibility that Sony will be unable to prevent products from incorporating defective or inferior third-party technology or components. Products with such defects can adversely affect Sony’s operating results and its reputation. Sony has also become more reliant upon the services of OEMs and ODMs in the CPD and NPS segments, particularly in the television business. If Sony cannot adequately manage these outsourcing relationships, Sony’s production operations may be adversely affected. Sony may not be able to achieve target volume or quality levels, and may face a risk of the loss of proprietary technology or know-how. Sony also consigns activities including certain procurement, logistics, sales, data processing and other services, to the external business partners. Sony may be exposed if the external business partners do not comply with applicable laws or regulations, infringe third-party intellectual property rights, or if the external business partners become exposed to risks, such as accidents, natural disasters or bankruptcies.

Sony must efficiently manage its procurement of parts and components, the market conditions for which are volatile, and control its inventory of products, parts, and components, the demand for which is volatile.

In the CPD, NPS and B2B & Disc segments, Sony uses a large volume of parts and components, such as semiconductors and LCD panels, for its products. Market fluctuations in the availability and pricing of parts and components as well as energy prices, can adversely affect Sony’s operating results. For instance, shortages of parts or components may result in sharply higher prices and an increase in the cost of goods sold. Additionally, the prices of parts or components fluctuate with the prices of underlying basic or raw materials, such as petrochemical products, cobalt and copper, which can also affect the cost of goods sold.

Sony places orders for parts and components and determines production and inventory plans in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict. Inaccurate forecasts of consumer demand or inadequate management can lead to a shortage or excess of inventory, which can disrupt production plans and result in lost sales opportunities or inventory adjustments. Sony writes down the value of its inventory when the underlying parts, components or products have become obsolete, when inventory levels exceed the amount expected to be used, or when the value of the inventory is otherwise recorded at a value higher than net realizable value. In the past, for example, Sony has experienced a shortage of certain semiconductors and LCD panels, which resulted in Sony’s inability to meet consumer demand for its PCs and audio visual products, as well as a surplus in certain semiconductors and LCD panels that resulted in inventory write-downs when the prices of these parts and components fell. Such lost sales opportunities or inventory adjustments have had and, if Sony is not successful in managing its inventory in the future, may have an adverse impact on Sony’s operating results.

Sony’s sales and profitability are sensitive to economic, employment and other trends in Sony’s major markets.

Sony’s sales and profitability are sensitive to economic, employment and other trends in each of the major markets in which Sony operates. As experienced beginning in the autumn of 2008, these markets may be subject to significant economic downturns, having an adverse impact on Sony’s operating results and financial condition, and there is no guarantee that subsequent market recoveries will be broad based and sustained. In the fiscal year ended

March 31, 2010, 29.1 percent, 22.1 percent and 22.8 percent of Sony’s sales and operating revenue were attributable to Japan, the U.S. and Europe, respectively. Additionally, Sony’s operating results will be increasingly impacted in the coming years by Sony’s ability to realize its growth goals in emerging markets such as Brazil, Russia, India and China.

Sony’s operating results depend on the demand from consumers and commercial customers and the performance of retailers, wholesalers and distributors. An actual or expected deterioration of economic conditions in any of Sony’s major markets may depress consumer confidence and result in an actual decline in consumption. Commercial customers and other business partners may experience deterioration in their own businesses mainly due to cash flow shortages, difficulty in obtaining financing and reduced end-user demand, resulting in reduced demand for Sony’s products and services. Commercial customers’ difficulty in meeting their obligations to Sony may also have an adverse impact on Sony’s operating results and cash flows.

Sony’s suppliers are also susceptible to similar conditions that may impact their ability to fulfill their contractual obligations and may adversely impact Sony’s operating results if products and services cannot be obtained at competitive prices.

Global economic conditions may also impact Sony in other ways. For example, further restructuring charges, higher pension and other post-retirement benefit costs or funding requirements, additional asset impairment charges, among other factors, may adversely affect Sony’s operating results, financial condition and cash flows.

Foreign exchange rate fluctuations can affect financial results because a large portion of Sony’s sales and assets are denominated in currencies other than the yen.

Sony’s consolidated statements of income are prepared from the local currency-denominated financial results of Sony Corporation’s subsidiaries around the world, which are then translated into yen at the monthly average currency exchange rate. Sony’s consolidated balance sheets are prepared using the local currency-denominated assets and liabilities of Sony Corporation’s subsidiaries around the world, which are translated into yen at the market exchange rate at the end of each financial period. A large proportion of Sony’s consolidated financial results, assets and liabilities is accounted for in currencies other than the Japanese yen. For example, only 29.1 percent of Sony’s sales in the fiscal year ended March 31, 2010 were recorded in Japan. Accordingly, Sony’s consolidated financial results and the assets and liabilities in Sony’s businesses (excluding the Financial Services segment) that operate internationally may be materially affected by changes in the exchange rates of foreign currencies when translating into Japanese yen. Foreign exchange rate fluctuations may have a negative impact on Sony’s operating results and financial condition in the future, especially if the yen strengthens significantly against the U.S. dollar, the euro or other foreign currencies.

Foreign exchange rate fluctuations can affect Sony’s operating results due to sales and expenses in different currencies.

Exchange rate fluctuations affect Sony’s operating profitability because many of Sony’s products are sold in countries other than the ones in which they were developed and/or manufactured. For example, within the CPD segment, research and development and headquarters overhead costs are incurred mainly in yen, and manufacturing costs, including material costs, are mainly incurred in the U.S. dollar and yen. Sales are dispersed and recorded in Japanese yen, the U.S. dollar, euro, and local currencies of other regions. Since the currency in which sales are recorded may not be aligned with the currency in which the expenses are incurred, foreign exchange rate fluctuations, particularly fluctuations of the euro exchange rate against the yen and the U.S. dollar, may affect Sony’s operating results. Mid- to long-term changes in exchange rate levels may interfere with Sony’s global allocation of resources and hinder Sony’s ability to engage in research and development, procurement, production, logistics, and sales activities in a manner that is profitable after the effect of such exchange rate changes.

Although Sony hedges most of the net short-term foreign currency exposure resulting from import and export transactions shortly before they are projected to occur, such hedging activity cannot entirely eliminate the risk of adverse short-term exchange rate fluctuations.

The significant volatility and disruption in the global financial markets or a ratings downgrade may adversely affect the availability and cost of Sony’s funding.

The global financial markets may experience significant levels of volatility and disruption, generally putting downward pressure on financial and other asset prices and impacting credit availability. For example, such conditions were observed beginning in the autumn of 2008. Since then the central governments and the central banks of major global economies, including Japan, have created a number of programs to help stabilize financial markets and financial institutions and to maintain liquidity. These programs have improved conditions in these credit and financial markets, but there can be no assurance that these programs, individually or collectively, will continue to sustain beneficial effects on the markets overall, or that they will resolve the credit and liquidity issues. More recently, the volatility in the global financial markets has increased due in part to the Greek sovereign debt crisis in the spring of 2010.

Historically, Sony’s primary sources of funds are cash flows from operations, offerings of commercial paper and other debt securities such as term debt as well as borrowings from banks and other institutional lenders. Although the commercial paper and term debt markets have continued to be available to Sony during the period of significant volatility and disruption that began in the autumn of 2008, there can be no assurance that such sources will continue to be available at acceptable terms. If such market disruption and volatility occur, Sony may seek to repay commercial paper and term debt as it becomes due, or to meet other liquidity needs by drawing upon contractually committed lending facilities primarily provided by global banks and/or seeking other sources of funding including, potentially, the sale of assets. There can be no assurance that under such extreme market conditions such alternate funding sources will be available or sufficient. Further, a failure of one or more of Sony’s major lenders, or a decision by one or more of them to stop lending to Sony due to instability in the Japanese or global financial markets may have an adverse impact on Sony’s access to funding from such sources. In turn, this could have a material adverse impact on Sony’s operating results, financial condition and liquidity.

Similarly, fluctuations in foreign exchange markets and the global financial markets may affect foreign currency translation adjustments and pension liability adjustments, both of which are included in the accumulated other comprehensive income, a component of equity, and the impact of deterioration in equity may have an adverse effect on the assessment of Sony’s credit ratings. A downgrade in Sony’s credit ratings may result in an increase in Sony’s cost of funding and may have an adverse impact on Sony’s ability to access commercial paper or mid- to long- term debt markets, with a corresponding adverse effect on Sony’s operating results, financial condition and liquidity.

Sony is subject to the risks of operations in different countries.

Most of Sony’s activities are conducted outside of Japan, and these international operations bring challenges. For example, in the CPD, NPS and B2B & Disc segments, production and procurement of products and parts in Asian countries such as China are increasing, and this creates a risk that production and shipping of products and parts may be interrupted by a natural disaster or a pandemic in the region. In addition, production of electronics products in China and other Asian countries increases the time necessary to supply products to Europe and the U.S., which can make it more difficult to meet changing customer demand. Further, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as cultural and religious conflicts, non-compliance with expected business conduct, changes in various regulations, trade policies and taxation laws, and a lack of adequate infrastructure. In particular, changes in regulations, trade policies and related taxation, including local content regulations, business or investment permit approvals, foreign exchange controls, import or export controls, and nationalization of assets or restrictions on the repatriation of returns from foreign investments in major markets and regions may affect Sony’s operating results. A broad scale labor dispute or a change of labor regulations and policies may significantly change local labor environment. Such a condition in China and other Asian countries could cause interruption in production and shipping of Sony’s products and parts, a sharp rise in local labor costs, or a shortage of well-trained workforce, which may adversely affect Sony’s operating results. If the effects of international or domestic political and military instability or natural disasters disrupt Sony’s business operations or depress consumer confidence in those regions, Sony’s operating results and financial condition may be adversely affected.

In addition, as emerging markets are becoming increasingly important to its operations, Sony becomes more susceptible to the above-mentioned risks which may have an adverse impact on its operating results and financial condition.

Sony’s success depends on the ability to recruit and retain skilled technical employees and management professionals.

In order to continuously develop, design, manufacture, market, and sell successful electronics products, including networked products as well as software, including game, video and music content, in increasingly competitive markets, Sony must attract and retain key personnel, including its executive team, other management professionals, and skilled employees such as hardware and software engineers. However, there is high demand for such skilled employees, and Sony may be unable to attract or retain qualified employees to keep up with future business needs. If this should happen, it may adversely affect Sony’s operating results and financial condition.

The large-scale investment required during the development and introductory period of a new gaming platform may not be fully recovered.

Within Sony’s game business, developing and providing products that maintain competitiveness over an extended life-cycle require large-scale investment relating to research and development, particularly during the development and introductory period of a new platform. In the past, large-scale investment relating to capital expenditures and research and development for the development and manufacture of key components, including semiconductors supplied for PlayStation®3 (“PS3”), was recorded within the CPD segment. Moreover, it is particularly important in the game business that these products are provided to consumers at competitive prices with compelling game software and network services to ensure favorable market penetration of the platform. Should the platform fail to achieve such favorable market penetration, there is a risk that this investment, or a part thereof, will not be recouped, resulting in a negative impact on Sony’s profitability. In addition, even if the platform is ultimately successful and Sony is able to sufficiently recoup its investment, this may take longer than expected, resulting in a negative impact on Sony’s profitability.

An example of a negative impact on profitability within the game business is PS3-related charges that in the past resulted in significant operating losses in the NPS segment. These losses arose mainly from the strategic pricing of PS3 hardware at points lower than its production cost.

Sony’s consumer-use products are particularly sensitive to year-end holiday season demand.

Since Sony’s game business offers a relatively small range of hardware products ,including PlayStation®2, PSP® (PlayStation®Portable), and PS3, and a significant portion of overall demand is weighted towards the year-end holiday season, factors such as changes in the competitive environment, changes in market conditions, delays in the release of highly anticipated software titles and insufficient supply of hardware during the year-end holiday season can adversely impact Sony’s operating results. Sony’s other consumer-use products are also dependent upon year-end holiday season demand and, to a lesser extent than the game business, are susceptible to weak sales as well as supply shortages that may prevent Sony from meeting demand for its products during this season.

The sales and profitability of Sony’s game business depend on the penetration of its gaming platforms, including network services, which is sensitive to software line-ups, including software produced by third party developers and publishers.

In Sony’s game business, the penetration of gaming platforms is a significant factor driving sales and profitability, which may be affected by the ability to provide customers with sufficient software line-ups, including software produced by third party developers and publishers and network services. Software line-ups and network services affect not only software sales and profitability, as in many other content businesses, but also affect the penetration of gaming platforms, which can affect hardware sales and profitability. There is no assurance that game software developers and publishers will continue to develop and release software regularly or at all, and discontinuance or delay of software development may adversely affect Sony’s operating results.

Sony’s content businesses, including the Pictures and Music segments and the game business, are subject to digital piracy and illegal downloading, which have become increasingly prevalent with the development of new technologies and the availability of broadband Internet connections.

The development and declining prices of digital technology along with the increased penetration and speed of broadband Internet connections and the availability of content in digital formats have created risks with respect to Sony’s ability to protect the copyrighted content of the Pictures and Music segments and the game business from digital piracy and counterfeiting. In particular, advances in software and technology that enable the duplication, transfer or downloading of digital audio and video files from the Internet and other sources without authorization from the owners of the rights to such content threaten the conventional copyright-based business model by making it easier to create, transmit, and redistribute high quality, unauthorized audio and video files. These advances include, for example, digital devices such as hard disk drive video and audio recorders, CD, DVD, and Blu-ray Disctm recorders, file compression algorithms, and peer-to-peer digital distribution services. The availability of unauthorized content contributes to a decrease in legitimate product sales and puts pressure on the price of legitimate product sales, which may adversely affect Sony’s operating results. Sony has incurred and will continue to incur expenses to ensure adequate copyright protection, to develop new services for the authorized digital distribution of music, motion pictures, television programs and video games, and to combat unauthorized digital distribution of its copyrighted content. These initiatives will increase Sony’s near-term expenses and may not achieve their intended result.

Operating results for Sony’s Pictures segment vary according to worldwide consumer acceptance, production and marketing costs, timing of releases or syndication sales, and the availability of competing products and entertainment alternatives.

Operating results for motion picture releases and television productions within the Pictures segment can materially fluctuate depending primarily upon worldwide consumer acceptance of such productions, which is difficult to predict, as well as the timing of new motion picture releases and the syndication of television productions. Moreover, the Pictures segment must invest substantial amounts in motion picture and television productions before learning the extent to which these products will earn consumer acceptance. In addition, the commercial success of Sony’s Pictures segment’s motion picture and television productions depends upon consumer acceptance of other competing products released at or near the same time, and the availability of alternative forms of entertainment and leisure activities, including many new options such as social networking sites, that have been enabled by technological advancements. Given the limited number of motion pictures released during any period, the underperformance of an “event” or “tent-pole” motion picture that generally has higher production and marketing costs than other films may have an adverse impact on operating results of Sony’s Pictures segment.

Operating results of Sony’s Pictures segment may be adversely affected by changes in advertising markets, or by the failure to renew, or renewal on less favorable terms of, carriage contracts.

The Pictures segment’s television operations, including its global channel network, derive a significant portion of sales from the sale of advertising. As the advertising market is particularly sensitive to changes in the global economy, the operating results of Sony’s Pictures segment may be adversely affected by future economic downturns The Pictures segment also recognizes sales from the licensing of its image-based software, including its motion picture and television content, to the U.S. and international television networks, where a decline in the networks’ ability to generate advertising and subscription revenues may adversely impact the license fees paid by these networks to the Pictures segment. The Pictures segment also depends on third party cable, satellite and other distribution systems to distribute its global channel network. The failure to renew, or renewal on less favorable terms of, carriage contracts (broadcasting agreements) with these third-party distributors may adversely affect the Pictures segment’s ability to generate advertising and subscription sales through its global channel network.

Sony’s Pictures segment is subject to labor interruption.

The Pictures segment is dependent upon highly specialized union members, including writers, directors, actors and other talent, and trade and technical employees, who are covered by union contracts and are essential to the development and production of motion pictures and television programs. A strike by one or more of these unions or the possibility of a strike, work slowdown or work stoppage caused by uncertainties about, or the inability to reach agreement on, a new contract could delay or halt production activities. Such a delay or halt, depending on the length of time involved, could cause a delay or interruption in the release of new motion pictures and television programs and thereby may adversely affect operating results and cash flows in the Pictures segment. An inability to reach agreement on one or more of these union contracts may also increase costs within Sony’s Pictures segment and have an adverse effect on operating results.

Continued increases in the costs of producing or acquiring entertainment content, the continuing decline in physical CD and DVD sales, rapid changes in technology, and other changes in the business environment may adversely affect operating results in Sony’s Music and Pictures segments.

The success of Sony’s Music segment is highly dependent on finding and establishing artists that appeal to customers over the long term. If the Music segment is unable to find and establish new talented artists, its operating results may be adversely affected. Competition with other entertainment companies to identify, sign and retain such talent is intense as is the competition to sell their music, resulting in increased talent-related spending and higher marketing and promotional costs. In the Pictures segment, high demand for top talent has contributed to increases in the cost of producing motion pictures and television programs which, along with the continued increase in marketing costs, may adversely impact the segment’s operating results. The Pictures segment also acquires motion picture and television product for distribution in all markets, including theatrical, home entertainment, television, and other markets, and as programming for the Pictures segment’s global channel network. Competition with other entertainment companies to acquire premier motion picture and television product is intense, and results in increased acquisition-related spending which may adversely affect the Pictures segment’s operating results.

In addition to escalating costs to produce or acquire content, a rapid change in technology, the adoption of new technology by consumers and other changes in the business environment of the Music and Pictures segments have had and may continue to have an adverse impact on operating results of both segments. Industry-wide trends such as the deteriorating financial condition of major retailers and increased competition for retailer shelf space, increasing competition for consumer discretionary spending and leisure time, digital piracy, and the general maturation of CD and DVD formats have contributed to and may continue to contribute to an industry-wide decline in physical CD and DVD sales worldwide. While new models for selling entertainment content have begun to emerge, such as Blu-ray Disc, kiosk and mail order rentals, legal digital download and streaming and distribution of entertainment content on mobile phones, these revenue streams have not been sufficient to offset the decline in physical CD and DVD sales that have affected and may continue to affect the operating results of Sony’s Music and Pictures segments.

Sony may not be successful in implementing its hardware, software and content integration strategy.

Sony believes that utilizing broadband networks to facilitate the integration of hardware, software and content is essential for differentiating itself in the marketplace. Sony also believes that this strategy will eventually lead to more consistent revenue streams. However, this strategy depends on the development (both inside and outside of Sony) of certain network technologies, coordination among Sony’s various business units, and the standardization of technological and interface specifications across business units and within industries. Furthermore, in such a competitive business environment, which continuously changes with new entrants, it is critical for Sony to continuously introduce hardware terminals, network connectivity and user interface technologies that are innovative and attractive to consumers, as well as rich line-ups of content and network services that match with consumer needs, at competitive prices and fee models. One recent example of this integration strategy is the introduction of 3D-related products and services as well as network-related business development. If Sony is not successful in implementing this strategy, it may adversely affect Sony’s reputation, competitiveness and profitability.

Sony’s online activities are subject to laws and regulations that can increase the costs of operations or limit its activities.

Sony engages in a wide array of online activities, including entertainment network services, financial services, and sales and marketing of electronics products, and is thus subject to a broad range of related laws and regulations including, for example, those relating to such issues as privacy, consumer protection, data retention and data protection, content regulation, defamation, age verification and other online child protections, the installation of “cookies” (software that allows website providers to target online audiences and track their performance metrics) or other software on the end-user’s computers or other devices, pricing, advertising to both children and adults, taxation, copyright and trademark, promotions, and billing. The application of such laws and regulations created to address online activities, and those passed prior to the popular use of the Internet that may be applied to online activities, varies among jurisdictions, may be unclear or unsettled in many instances, and is subject to change. Sony may incur substantial costs necessary to comply with these laws and regulations and may incur substantial penalties, other liabilities, or damage to its reputation if it fails to comply with them. Compliance with these laws and regulations also may cause Sony to change or limit its online activities in a manner that may adversely affect operating results. In addition, Sony’s failure to anticipate changes to relevant laws and regulations, changes in laws that provide protections that Sony relies on in conducting its online activities, or judicial interpretations narrowing such protections, may subject Sony to greater risk of liability, increase the costs of compliance, or limit Sony’s ability to engage in certain online activities.

Sony’s Financial Services segment operates in highly regulated industries, and new rules, regulations and regulatory initiatives by government authorities may adversely affect the flexibility and the operating results of the Financial Services segment.

Sony’s Financial Services segment operates in industries subject to comprehensive regulation and supervision, including the Japanese insurance and banking industries. Future developments or changes in laws, regulations, or policies and their effects are unpredictable and may lead to increased compliance costs or limitations on operations in the Financial Services segment. For example, Japan’s Financial Services Agency (“FSA”) has been increasing the level of its scrutiny of non-payment of insurance claims for the last few years, as life and non-life insurance companies broaden insurance benefits coverage. Due to Sony’s common branding strategy, compliance failures in any of its businesses within Sony’s Financial Services segment may have a negative impact on the overall business reputation of the Financial Services segment. Furthermore, additional compliance costs may adversely affect the operating results of Sony’s Financial Services segment.

Declines in the value of equity securities may have an adverse impact on the operating results and financial condition of Sony’s Financial Services segment.

In the Financial Services segment, Sony Life Insurance Co., Ltd. (“Sony Life”) holds both convertible bonds and equity securities. The convertible bonds are required to be marked to market at the end of each accounting period on the income statement under accounting principles generally accepted in the United States of America (“US GAAP”). Declines in equity prices, such as the large fluctuation in global equity prices beginning in the autumn of 2008, may result in valuation losses on the convertible bonds as well as impairment losses on the equity securities held by Sony Life. In addition, reductions in gains on the sales of securities or unrealized gains on securities may adversely affect the operating results and financial condition of Sony’s Financial Services segment. Declines in the yield of Sony Life’s separate account assets may result in additional policy reserves being recorded and the accelerated amortization of deferred acquisition costs, since US GAAP requires the review of actuarial assumptions used for the valuation of policy reserves concerning minimum death guarantees for variable life insurance and the amortization of deferred acquisition costs. Additional policy reserves and accelerated amortization of deferred acquisition costs may have an adverse impact on Sony’s operating results.

Changes in interest rates may significantly affect the operating results and financial condition of Sony’s Financial Services segment.

Sony engages in asset liability management (“ALM”) in an effort to manage the investment assets within the Financial Services segment in a manner appropriate to Sony’s liabilities, which arise from the insurance policies

Sony underwrites in both its life insurance and non-life insurance businesses and the deposits, borrowings and other liabilities in its banking business. ALM considers the long-term balance between assets and liabilities in an effort to ensure stable returns. Any failure to appropriately conduct Sony’s ALM activities, or any significant changes in market conditions beyond what Sony’s ALM may reasonably address, may have a material adverse effect on the financial condition and operating results of its Financial Services segment. In particular, because Sony Life’s liabilities to policyholders generally have longer durations than its investment assets, lower interest rates tend to reduce yields on Sony Life’s investment portfolio while guaranteed yields (assumptions used for calculation of policy reserve provisions) remain generally unchanged on outstanding policies. As a result, Sony Life’s profitability and long-term ability to meet policy commitments may be adversely affected.

The investment portfolio within Sony’s Financial Services segment exposes Sony to a number of additional risks other than the risks related to declines in the value of equity securities and changes in interest rates.

In Sony’s Financial Services segment, generating stable investment income is important to its operations, and Sony invests in a variety of asset classes, including Japanese government and corporate bonds, foreign government and corporate bonds, Japanese stocks, loans and real estate. In addition to risks related to changes in interest rates and the value of equity securities, the Financial Services segment’s investment portfolio exposes Sony to a variety of other risks, including foreign exchange risk, credit risk and real estate investment risk, any or all of which may have an adverse effect on the operating results and financial condition of the Financial Services segment. For example, mortgage loans account for 94.6 percent of the total loan balance or 34.4 percent of the total assets of Sony Bank Inc. (“Sony Bank”) as of March 31, 2010. An increase in non-performing loans or a decline in the prices of real estate, the collateral for these mortgage loans provided by Sony Bank, may have an adverse effect on the creditworthiness of Sony Bank’s loan portfolio and increase credit-related costs for Sony Bank.

Differences between actual and assumed policy benefits and claims may require Sony’s Financial Services segment to increase policy reserves in the future.

Sony’s life insurance and non-life insurance businesses establish policy reserves for future benefits and claims based on the Insurance Business Act of Japan and related regulations. These reserves are calculated based on many assumptions and estimates, including the frequency and timing of the event covered by the policy, the amount of benefits or claims to be paid and the investment returns on the assets these businesses purchase with the premiums received. These assumptions and estimates are inherently uncertain, and Sony cannot determine with precision the ultimate amounts that Sony will be required to pay for, or the timing of payment of, actual benefits and claims or whether the assets supporting the policy liabilities will grow at the level Sony assumes prior to the payment of benefits or claims. The frequency and timing of an event covered by a policy and the amount of benefits or claims to be paid are subject to a number of risks and uncertainties, many of which are outside of Sony’s control, including:

•	changes in trends underlying Sony’s assumptions and estimates, such as mortality and morbidity rates;

•	the availability of sufficient reliable data and Sony’s ability to correctly analyze the data;

•	Sony’s selection and application of appropriate pricing and rating techniques; and

•	changes in legal standards, claim settlement practices and medical care expenses.

If the actual experience of Sony’s insurance businesses becomes significantly less favorable than its assumptions or estimates, its policy reserves may be inadequate. Any changes in regulatory guidelines or standards with respect to the required level of policy reserves may also require that Sony establishes policy reserves based on more stringent assumptions, estimates or actuarial calculations. Such events may result in a need to increase provisions for policy reserves, which may have a significant adverse effect on the operating results and financial condition of the Financial Services segment. Furthermore, actual insurance claims that are higher than the estimated provision for policy reserves due to the occurrence of catastrophic events such as earthquakes or pandemic diseases in Japan may have an adverse effect on the operating results and financial condition of the Financial Services segment.

Sony’s physical facilities and information systems are subject to damage as a result of catastrophic disasters, outages, malfeasance or similar events.

Sony’s headquarters, some of Sony’s major data centers and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the risk of earthquakes is relatively high compared to other parts of the world. In addition, Sony’s offices and facilities, including those used for research and development, material procurement, manufacturing, motion picture and television program production, logistics, sales and services are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of any number of unexpected catastrophic events such as natural disasters, pandemic diseases, terrorist attacks, large-scale power outages and large-scale fires. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it may disrupt Sony’s operations, delay production, interrupt shipments and postpone the recording of sales, and result in large expenses to repair or replace these facilities or offices. Moreover, as network and information systems have become increasingly important to Sony’s operating activities, network and information system shutdowns caused by the above and other unforeseen events such as software or hardware defects, computer viruses and computer hacking pose increasing risks. Although Sony is developing counter-measures, such events may result in the disruption of Sony’s major business operations, delays in production, shipments and recognition of sales, and large expenditures necessary to repair or replace such facilities as well as network information systems. Furthermore, insurance coverage may be insufficient to cover the resulting expenditures. These situations may have an adverse impact on Sony’s operating results and financial condition.

Sony’s reputation and business may be harmed and Sony may be subject to legal claims if there is loss, disclosure or misappropriation of its customers’ personal information or other breaches of its information security.

Sony makes extensive use of online services and centralized data processing, including through third-party service providers. The secure maintenance and transmission of confidential information is a critical element of Sony’s operations. However, Sony’s customers’ personal information may be lost, disclosed or taken without the customers’ consent. In addition, Sony’s information technology and other systems, or those of service providers or business partners, may be compromised. If Sony were to lose customers’ personal information, or if a malicious third party were to penetrate the network security of Sony, its business partners or service providers and to misappropriate or acquire customers’ personal information, or if there were an advertent or inadvertent loss, disclosure or misappropriation of customers’ personal information by Sony employees, Sony’s reputation may be damaged and Sony may be subject to lawsuits or claims.

Any loss, disclosure or misappropriation of customers’ personal information or other breach of its information security may have a serious impact on Sony’s reputation and may have an adverse effect on its businesses and operating results.

Sony’s business may suffer as a result of adverse outcomes of current or future litigation and regulatory actions.

Sony faces the risk of litigation and regulatory proceedings in connection with its operations. Legal proceedings, including regulatory actions, may seek recovery of very large indeterminate amounts or to limit Sony’s operations, and the possibility that they may arise and their magnitude may remain unknown for substantial periods of time. For example, legal proceedings, including regulatory actions, may result from antitrust scrutiny of market practices for anti-competitive conduct. A substantial legal liability or adverse regulatory outcome and the substantial cost to defend the litigation or regulatory proceedings may have an adverse effect on Sony’s business, operating results, financial condition, cash flows and reputation.

Sony is subject to financial and reputational risks due to product quality and liability issues.

Sony products, such as software and electronic devices including semiconductors are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur and as demand increases for digital equipment. This trend may increase product quality and liability exposure. Sony’s efforts to manage the rapid advancements in technologies and increased demand as well as to control product quality may not be successful. As a result, Sony may incur expenses in connection with, for example, product recalls, after-sales services and lawsuits, and Sony’s brand image and reputation as a producer of high-quality products may suffer. These issues are not only relevant to the final Sony products that are sold directly to customers but also to the final products of other companies that are equipped with Sony’s components, such as the semiconductors mentioned above.

Sony’s operating results and financial condition may be adversely affected by its employee benefit obligations.

Sony recognizes the unfunded pension obligation as consisting of (i) the Projected Benefit Obligation (“PBO”) less (ii) the fair value of pension plan assets in accordance with the accounting guidance for defined benefit plans. Actuarial gains and losses are amortized and included in pension expenses in a systematic manner over employees’ average remaining service periods. Any decrease of the pension plan asset value due to low returns from investments or increases in the PBO due to a lower discount rate, increases in rates of compensation and changes in certain other actuarial assumptions may increase the unfunded pension obligations and may result in an increase in pension expenses recorded as cost of sales or as a selling, general and administrative expense.

Sony’s operating results and financial condition may be adversely affected by the status of its Japanese and foreign pension plans. Specifically, adverse equity market conditions and volatility in the credit markets may have an unfavorable impact on the value of Sony’s pension plan assets and its future estimated pension liabilities, the majority of which relate to the Japanese plans, which have approximately 30 percent of pension plan assets invested in equity securities. As a result, Sony’s operating results or financial condition could be adversely affected. Further, Sony’s operating results and financial condition could be adversely affected by future pension funding requirements pursuant to the Japanese Defined Benefit Corporate Pension Plan Act (“Act”). Under the Act, Sony is required to meet certain financial criteria including periodic actuarial revaluation and annual settlement of gains or losses of the plan. In the event that the actuarial reserve required by law exceeds the fair value of pension plan assets and that the fair value of pension assets may not be recovered within a certain moratorium period permitted by laws and/or special legislative decree, Sony may be required to make an additional contribution to the plan, which may reduce cash flows. Similarly, if Sony is required to make an additional contribution to a foreign plan to meet any funding requirements in accordance with local laws and regulations in each country, Sony’s cash flows might be adversely affected. If Sony is required to increase cash contributions to its pension plans when actuarial assumptions, such as an expected long-term rate of return of the pension plan assets, are updated for purposes of determining statutory contributions, it might become a negative factor on Sony’s cash flow for a considerable number of years.

Sony may not be able to fully utilize its deferred tax assets and changes in Sony’s tax rates or exposure to additional tax liabilities could adversely affect its operating results and financial condition.

Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of Sony’s business, there are many situations where the ultimate tax determination can be uncertain, sometimes for an extended period. The calculation of Sony’s tax provision and the carrying value of tax assets and liabilities requires significant judgment and the use of estimates.

Sony currently believes that its deferred tax assets, a significant component of which is net operating loss carryforwards, are more likely than not to be realized (except where a valuation allowance has been recorded) through sufficient future taxable income coupled with prudent and feasible tax planning strategies. However, some of these deferred tax assets could expire unused or not be realizable if Sony is unable to implement tax planning strategies or generate sufficient taxable income in the future (from operations and/or tax planning strategies) to utilize them, or if Sony enters into transactions that limit its legal ability to use them. If it becomes more likely than not that Sony’s deferred tax assets will expire unused and are not available to offset future taxable income, or otherwise will not be realizable, Sony will have to recognize an additional valuation allowance. This may increase Sony’s income tax expense or result in Sony’s forgoing any associated cash tax reduction available in future periods. Therefore, Sony’s earnings and financial condition would be adversely affected in the period or periods in which an additional valuation allowance is recorded or deferred tax assets expire unused.

A key factor in the evaluation of the deferred tax assets and the valuation allowance is the determination of the uncertain tax positions related to the adjustments for Sony’s intercompany transfer pricing. Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of Sony’s business there are many transactions including intercompany charges where the ultimate tax determination is uncertain. Sony is subject to continuous examination of its income tax returns by tax authorities and, as a result, Sony regularly assesses the likelihood of the adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. Significant judgment is required in making these assessments and, as additional evidence becomes available in subsequent periods, the ultimate outcomes for Sony’s uncertain tax positions and, accordingly, its valuation allowance assessments may potentially have an adverse impact on Sony’s future earnings and financial condition.

In addition to the above, Sony’s future effective tax rates may be unfavorably affected by changes in both the statutory rates and the mix of earnings in countries with differing statutory rates or by other factors such as changes in tax laws and regulations or their interpretation.

Sony could incur asset impairment charges for goodwill, intangible assets or other long-lived assets.

Sony has a significant amount of goodwill, intangible assets and other long-lived assets, and lower than anticipated future financial performance or changes in estimates and assumptions, which in many cases require significant judgments, could result in impairment charges. Sony tests goodwill and intangible assets that are determined to have an indefinite life for impairment during the fourth quarter of each fiscal year, and assesses whether factors or indicators, such as unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, become apparent that would require an interim test. The recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value.

When determining whether an impairment has occurred or calculating such impairment for goodwill, an intangible asset or other long-lived asset, fair value is determined using the present value of estimated cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. Changes in estimates and/or revised assumptions impacting the present value of estimated future cash flows may result in a decrease in fair value of a reporting unit, where goodwill is tested for impairment, or a decrease in fair value of intangible assets, long-lived assets or asset groups. The decrease in fair value could result in a non-cash impairment charge. For example, in the fiscal year ended March 31, 2010, Sony recorded impairment charges of 53.3 billion yen related to long-lived assets, including a 27.1 billion yen impairment charge related to the LCD TV asset group which primarily reflected a decrease in the estimated fair value of long-lived assets as a result of decreases in estimated service periods and corresponding estimated future cash flows. Any such charge may adversely affect Sony’s operating results and financial condition.

Sony may be accused of infringing others’ intellectual property rights and be liable for significant damages.

Sony’s products incorporate a wide variety of technologies. Claims have been and may be asserted against Sony that such technology infringes the intellectual property owned by others. Such claims might require Sony to enter into settlement or license agreements, to pay significant damage awards, and/or to face a temporary or permanent injunction prohibiting Sony from marketing or selling certain of its products, which may have an adverse effect on Sony’s business, operating results, financial condition and reputation.

Sony may not be able to continue to obtain necessary licenses for certain intellectual property rights of others or protect and enforce the intellectual property rights on which its business depends.

Many of Sony’s products are designed under the license of patents and other intellectual property rights owned by third parties. Based upon past experience and industry practice, Sony believes that it will be able to obtain or renew licenses relating to various intellectual properties useful in its business that it needs in the future; however, such licenses may not be available at all or on acceptable terms, and Sony may need to redesign or discontinue marketing or selling such products as a result. Additionally, Sony’s intellectual property rights may be challenged or invalidated, or such intellectual property rights may not be sufficient to provide Sony with competitive advantages. Such events may adversely impact Sony’s operating results and financial condition.

Sony is subject to environmental and occupational health and safety regulations that can increase the costs of operations or limit its activities.

Sony is subject to a broad range of environmental and occupational health and safety laws and regulations, including laws and regulations relating to air pollution, water pollution, the management, elimination or reduction of the use of hazardous substances, decreases in the level of standby power of certain products, waste management, recycling of products, batteries and packaging materials, site remediation and worker and consumer health and safety. These regulations or the application of these regulations may become more stringent or additional regulations may be adopted in the future, which may cause Sony to incur additional compliance costs or limit Sony’s activities. Further, a failure to comply with applicable environmental or health and safety laws may result in fines, penalties, legal judgments or other costs or remediation obligations. Such a finding of non-compliance may adversely affect Sony’s reputation and financial performance.

Sony monitors and evaluates new environmental and health and safety requirements that may affect its operations. For example, Sony is required to comply with a number of environmental regulations enacted by the EU such as the Restriction of Hazardous Substances (“RoHS”) Directive, the Waste Electrical and Electronic Equipment (“WEEE”) Directive, and the Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”) regulation. Similar regulations are being formulated in other parts of the world, including China and South American countries. Sony may incur substantial costs in complying with the above-mentioned regulations and other similar programs that might be enacted in the future.

Sony sees issues related to climate change as a potential risk if Sony does not respond or undertake environmental activities appropriately. Sony recognizes that climate change issues may possibly lead to an increase in or additional costs due to new regulations or governmental policies including carbon disclosure, green house gas emission reduction, carbon taxes and energy efficiency for electronics products. Moreover, a regulation for cargo owners to exert efforts to rationally control energy consumption and CO2 emission from their logistics has already been introduced in Japan, and other countries may introduce similar regulations in the near future. In addition, the “cap and trade” system on emissions (such as the City of Tokyo’s “Obligation to Reduce Absolute Green House Gas Emissions and Emissions Trading System”) may be applied to its sites and lead to an increase in the cost of compliance. In the near future, similar cap and trade systems may be established in other regions or countries in the world, which may result in an increase in Sony’s cost of compliance. Additionally, in the event that Sony is unable to respond appropriately to consumers’ growing concern for climate change issues, there is a risk that Sony’s reputation may be harmed and that consumers may choose to purchase products from other companies.

Holders of American Depositary Shares have fewer rights than shareholders and may not be able to enforce judgments based on U.S. securities laws.

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

Sony Corporation is incorporated in Japan with limited liability. A majority of Sony’s directors and corporate executive officers are non-U.S. residents, and a substantial portion of the assets of Sony Corporation and the assets of Sony’s directors and corporate executive officers are located outside the U.S. As a result, it may be more difficult for investors to enforce against Sony Corporation or such persons mentioned above, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal and state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the U.S.

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

In September 1970, Sony Corporation was listed on the New York Stock Exchange.

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

In January 1988, Sony Corporation acquired CBS Records Inc., currently Sony Music Holdings Inc., a music business division of CBS Inc. in the U.S. In November 1989, Sony Corporation acquired Columbia Pictures Entertainment, Inc. in the U.S. In August 1991, Columbia Pictures Entertainment, Inc. changed its name to Sony Pictures Entertainment Inc. (“SPE”).

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

In October 2001, Sony Ericsson Mobile Communications AB (“Sony Ericsson”), a 50-50 joint venture company between Sony Corporation and Telefonaktiebolaget LM Ericsson (“Ericsson”) of Sweden, was established.

In October 2002, Aiwa Co., Ltd. (“Aiwa”) became a wholly-owned subsidiary of Sony Corporation. In December 2002, Aiwa was merged into Sony Corporation.

In June 2003, Sony Corporation adopted the “Company with Committees” corporate governance system in line with the revised Japanese Commercial Code then effective. (Refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees.”)

In April 2004, Sony Corporation established SFH in Japan. Sony Life, Sony Assurance Inc. (“Sony Assurance”), and Sony Bank Inc. (“Sony Bank”) became subsidiaries of SFH.

In April 2004, S-LCD Corporation (“S-LCD”), a joint venture between Sony Corporation and Samsung Electronics Co., Ltd. of Korea, for the manufacture of amorphous thin film transistor (“TFT”) LCD panels, was established in Korea. Sony’s stake in S-LCD was 50 percent minus 1 share.

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

In December 2009, Sharp Display Products Corporation, a joint venture between Sony Corporation and Sharp Corporation for the production and sale of large-sized liquid crystal display (“LCD”) panels and modules was established.

Sony Corporation’s registered office is located at 7-1, Konan 1-chome, Minato-ku, Tokyo 108-0075, Japan, telephone +81-3-6748-2111.

The agent in the U.S. for purposes of this Item 4 is Sony Corporation of America (“SCA”), 550 Madison Avenue, New York, NY 10022 (Attn: Office of the General Counsel).

Principal Capital Investments

In the fiscal years ended March 31, 2008, 2009 and 2010, Sony’s capital expenditures (additions to fixed assets on the balance sheets) were 335.7 billion yen, 332.1 billion yen and 192.7 billion yen, respectively. Sony’s capital expenditures are expected to be 220 billion yen during the fiscal year ending March 31, 2011. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects.” Sony invested approximately 27 billion yen in the semiconductor business during the fiscal year ended March 31, 2010. Sony plans to invest approximately 35 billion yen in the semiconductor business in the fiscal year ending March 31, 2011. The funding requirements of such various capital expenditures are expected to be financed by cash provided by operating and financing activities or cash and cash equivalents.

Business Overview

Sony realigned its reportable segments from the first quarter of the fiscal year ended March 31, 2010 to reflect its reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices (“CPD”), Networked Products & Services (“NPS”) and B2B & Disc Manufacturing (“B2B & Disc”) segments. Additionally, Music is a new reportable segment effective from the fiscal year ended March 31, 2010. Pictures and Financial Services continue to be reportable segments. The equity earnings from Sony Ericsson are presented as a separate segment. For further details, please refer to “Item 5. Operating and Financial Review and Prospects.”

Products and Services

Consumer Products & Devices

The following table sets forth Sony’s CPD segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal Year Ended March 31
	2008		2009		2010
	(Yen in millions)

Televisions	1,357,116	(32.0)	1,275,692	(35.5)	1,005,773	(34.4)
Digital Imaging	1,113,407	(26.3)	863,837	(24.0)	679,225	(23.3)
Audio and Video	644,475	(15.2)	555,706	(15.5)	469,606	(16.1)
Semiconductors	321,032	(7.6)	267,167	(7.4)	277,885	(9.5)
Components	788,004	(18.6)	623,931	(17.3)	479,145	(16.4)
Other	14,513	(0.3)	10,900	(0.3)	9,769	(0.3)

CPD Total	4,238,547	(100.0)	3,597,233	(100.0)	2,921,403	(100.0)

Televisions:

“Televisions” includes LCD televisions.

Digital Imaging:

“Digital Imaging” includes home-use video cameras, compact digital cameras and digital single-lens reflex (“SLR”) cameras.

Audio and Video:

“Audio and Video” includes Blu-ray Disctm players/recorders, DVD-Video players/recorders, home theater, home audio systems, portable audio and car audio.

Semiconductors:

“Semiconductors” includes charged coupled devices (“CCDs”), complementary metal-oxide semiconductor (“CMOS”) image sensors, system LSIs, small- and medium-sized TFT LCD panels and other semiconductors.

Components:

“Components” includes batteries, optical disk drives, chemical products*, audio/video/data recording media, storage media and optical pickups.

* Chemical products include materials and components for electronic devices such as circuit boards and adhesives.

Networked Products & Services

The following table sets forth Sony’s NPS segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal Year Ended March 31
	2008		2009		2010
	(Yen in millions)

Game	1,219,004	(59.7)	984,855	(58.5)	840,711	(55.6)
PC and Other Networked Businesses	823,556	(40.3)	699,903	(41.5)	670,904	(44.4)

NPS Total	2,042,560	(100.0)	1,684,758	(100.0)	1,511,615	(100.0)

Game:

SCEI develops, produces, markets and distributes PlayStation®3 (“PS3”), PSP® (PlayStation®Portable) (“PSP”) and PlayStation®2 (“PS2”) hardware and related software. Sony Computer Entertainment America LLC (“SCEA”) and Sony Computer Entertainment Europe Ltd. (“SCEE”) market and distribute PS3, PSP and PS2 hardware, and develop, produce, market and distribute related software in the U.S. and Europe. SCEI, SCEA and SCEE enter into licenses with third-party software developers.

PC and Other Networked Businesses:

“PC and Other Networked Businesses” includes PCs and flash memory digital audio players.

B2B & Disc Manufacturing

The B2B & Disc segment is comprised of the B2B business, including broadcast- and professional-use products, as well as Blu-ray Disc, DVD and CD disc manufacturing.

Pictures

Global operations in the Pictures segment encompass motion picture production and distribution; television production and distribution; home entertainment acquisition and distribution; a global channel network; digital content creation and distribution; operation of studio facilities; and development of new entertainment products, services and technologies. SPE distributes entertainment in more than 140 countries.

SPE’s motion picture arm, the Columbia TriStar Motion Picture Group, includes SPE’s principal motion picture production organizations, Columbia Pictures, TriStar Pictures, Screen Gems, Sony Pictures Classics, and the International Motion Picture Production Group.

Sony Pictures Television (“SPT”) develops and produces television programming for broadcast, cable and first-run syndication, including scripted series, unscripted “reality” or “light entertainment,” daytime serials, games shows, animated series, made for television movies and miniseries and other programming. SPT also produces content for the Internet and mobile devices and operates Crackle, a multi-platform video entertainment network focusing on premium video content. Internationally, SPT produces local language programming in key markets around the world, some of which are co-produced with local partners, and sells SPE-owned formats in approximately 75 countries. SPT also owns or has investments in global networks with 122 channel feeds, which are available in more than 140 countries worldwide.

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

Music

As of April 1, 2009, Music is a new reportable segment which includes SME, SMEJ, and a 50 percent owned U.S. based joint venture in the music publishing business, Sony/ATV Music Publishing LLC (“Sony/ATV”). SME, a global entertainment company, excluding Japan, engaged primarily in the development, production and distribution of recorded music in all commercial formats and genres; SMEJ, a Japanese domestic recorded music business that produces recorded music and music videos through contacts with many artists in all music genres; Sony/ATV, a U.S.-based music publishing business that owns and acquires rights to musical compositions, exploiting and marketing these compositions and receiving royalties or fees for their use.

Financial Services

In the Financial Services segment, on April 1, 2004 Sony established a wholly-owned subsidiary, SFH, a holding company for Sony Life, Sony Assurance and Sony Bank, with the aim of integrating various financial services including insurance and savings and loans, and offering individual customers high value-added products and high-quality services. On October 11, 2007, in conjunction with the global initial public offering of shares of SFH, the shares of SFH were listed for trading on the First Section of the TSE. Following this global offering, SFH remains a consolidated subsidiary of Sony Corporation which is the majority shareholder of SFH.

Sony conducts insurance and banking operations primarily through Sony Life, a Japanese life insurance company, Sony Assurance, a Japanese non-life insurance company, and Sony Bank, a Japanese Internet-based bank, which are all wholly-owned by SFH. Aside from SFH, Sony is also engaged in a leasing and credit card business in Japan through Sony Finance International Inc. (“SFI”), a wholly-owned subsidiary of Sony Corporation. Sony is currently reviewing its strategic options with respect to SFI. As part of the review of its business lines, SFI stopped new contract subscriptions in its credit shopping service as well as in most of its affiliated credit card lines during the fiscal year ended March 31, 2010.

Sony Ericsson

Sony Ericsson is an entity accounted for under the equity method, as it is a 50-50 joint venture company between Sony Corporation and Ericsson. Sony presents the equity earnings for Sony Ericsson as a separate segment. Sony Ericsson undertakes product research, development, design, marketing, sales, production, distribution and customer services for mobile phones, accessories, services and applications.

All Other

All Other consists of various operating activities, including a mobile phone third-party original equipment manufacturing (OEM) business in Japan and So-net, an Internet-related service business subsidiary operating mainly in Japan. Sony’s products and services are generally unique to a single operating segment.

Sales and Distribution

Consumer Products & Devices / Networked Products & Services / B2B & Disc Manufacturing

Sony’s electronics products and services, excluding those in the game business, are marketed throughout the world under the trademark “Sony,” which has been registered in approximately 200 countries and territories.

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

Sales of electronics products and services are particularly seasonal and also vary significantly with the timing of new product introductions and economic conditions of each country. Sales for the third quarter ending December 31 of each fiscal year are generally higher than other quarters of the same fiscal year due to demand in the year-end holiday season.

Japan:

Sony Marketing (Japan) Inc. markets consumer electronics products mainly through retailers and also markets professional electronics products and services. For electronic components, Sony sells products directly to wholesalers and manufacturers.

United States:

Sony markets its electronics products and services through Sony Electronics Inc. and other wholly-owned subsidiaries in the U.S.

Europe:

In Europe, Sony’s electronics products and services are marketed through sales subsidiaries including Sony Europe Limited in the United Kingdom, Sony Deutschland G.m.b.H., Sony France S.A., ZAO Sony Electronics in Russia, Sony Italia S.P.A. and Sony Espana S.A.

Other Areas:

In overseas areas other than the U.S. and Europe, Sony’s electronics products and services are marketed through sales subsidiaries including Sony (China) Limited, Sony Corporation of Hong Kong Limited, Sony Taiwan Limited, Sony of Canada Limited and Sony de Mexico S.A.de C.V.

PS3, PSP and PS2 hardware and related software are marketed and distributed by SCEI, SCEA, SCEE and subsidiaries in Asia.

Hardware sales in the game business are dependent on the timing of the introduction of attractive software and a significant portion of overall demand is weighted towards the year-end holiday season.

Pictures

SPE generally retains all rights relating to the worldwide distribution of its internally produced motion pictures, including rights for theatrical exhibition, home entertainment distribution, pay and free television exhibition and other markets. SPE also acquires distribution rights to motion pictures produced by other companies and jointly produces films with other studios or production companies. These rights may be limited to particular geographic regions, specific forms of media or periods of time. SPE uses its own distribution service business, Sony Pictures Releasing, for the U.S. theatrical release of its films and for the theatrical release of films acquired from and produced by others.

Outside the U.S., SPE generally distributes and markets its films through one of its Sony Pictures Releasing International subsidiaries. In certain countries, however, SPE has joint distribution arrangements with other studios or arrangements with independent local distributors.

The worldwide home entertainment distribution of SPE’s motion pictures and television programming (and programming acquired or licensed from others) is handled through Sony Pictures Home Entertainment, except in certain countries where SPE has joint distribution arrangements with other studios or arrangements with independent local distributors. Product is distributed on DVD, Blu-ray, and various digital formats.

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

Music

SME and SMEJ produce, market, and distribute CDs, DVDs, digital formats and other audio and audio/visual configurations. SME and its affiliates conduct business in countries other than Japan under “Columbia Records,” “Epic Records,” “RCA Records,” “Jive Records,” and other labels. SMEJ conducts business in Japan under “Sony Records,” “Epic Records,” “Ki/oon Records,” “SMEJ Associated Records,” “Defstar Records,” and other labels.

Sony owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business through a joint venture with a third-party investor in countries other than Japan primarily under the Sony/ATV Music Publishing name.

Financial Services

Sony Life conducts its life insurance business primarily in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner® sales employees and Partner independent sales agents. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2010, Sony Life employed 4,036 Lifeplanner® sales employees. As of the same date, Sony Life maintained an extensive service network including 81 Lifeplanner® retail offices, 28 regional sales offices, and 2,089 sales agents in Japan. Sony Life also has one representative office in Beijing and Taipei, which opened in October 2008 and July 2009 respectively, for the purpose of researching the financial and life insurance market in China and Taiwan respectively. In addition, Sony Life’s life insurance business also includes sales in the Philippines through Sony Life’s wholly-owned subsidiary, Sony Life Insurance (Philippines) Corporation. As part of its plan to expand its sales of individual annuity products, Sony Life established a new Japanese joint venture company with AEGON N.V. The 50-50 joint venture, known as AEGON Sony Life Insurance Co., Ltd., obtained final approval from the Japanese regulatory authorities in August 2009, and launched the business in Japan in December 2009.

Sony Assurance has conducted a non-life insurance business in Japan since October 1999. Sony Assurance’s core business is providing automobile insurance products and medical and cancer insurance products to individual customers, primarily through direct marketing via the Internet and the telephone. The direct marketing business model employed by Sony Assurance enables it to improve operating efficiency and lower the costs of marketing and maintaining its insurance policies, creating savings which it passes on to policyholders in the form of competitively priced premiums.

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

All Other

The OEM business of Sony EMCS Corporation produces mobile phones to wireless customers. So-net provides Internet broadband network services to subscribers as well as creating and distributing content through its portal service to various platforms including PCs, mobile phones and other home electronics devices including TVs and game hardware.

Sales to Outside Customers by Geographic Area

The following table shows Sony’s consolidated sales to outside customers in each of its major markets for the periods indicated. Figures in parentheses indicate the percentage contribution of each region to total worldwide sales and operating revenue.

	Fiscal Year Ended March 31
	2008		2009		2010
	(Yen in millions)

Japan	2,056,374	(23.2)	1,873,219	(24.2)	2,099,297	(29.1)
United States	2,221,862	(25.1)	1,827,812	(23.6)	1,595,016	(22.1)
Europe	2,328,233	(26.2)	1,987,692	(25.7)	1,644,698	(22.8)
Other Areas	2,264,945	(25.5)	2,041,270	(26.5)	1,874,987	(26.0)

Total	8,871,414	(100.0)	7,729,993	(100.0)	7,213,998	(100.0)

Sources of Supply

Sony pursues procurement of raw materials, parts and components to be used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. While Sony still maintains its general policy of multiple suppliers for most important parts and components, in the fiscal year ended March 31, 2010, Sony significantly reduced the total number of its suppliers to achieve efficiencies.

When raw materials, parts and components become scarce, the cost of production rises. For example, the market price of copper has the potential to proportionately affect the cost of parts that utilize copper, such as printed circuit boards and power cables. The price of cobalt, which is used in applications involving lithium-ion batteries as well as a range of recording media, may also fluctuate and impact the cost of those items. The price of resin may impact the cost of plastic parts, and the price of steel may give a similar impact. With respect to parts and components, LCD panels and memory devices, which are used in multiple applications, can influence Sony’s business performance when the cost of such parts and components fluctuates substantially.

After-Sales Service

In the CPD, NPS and B2B & Disc segments, Sony provides repair and servicing functions in the areas where its products are sold. Sony provides these services through its own call centers, service centers, factories, authorized independent service centers, authorized servicing dealers and subsidiaries.

In line with the industry practices of the electronics and game businesses, almost all of Sony’s consumer-use products that are sold in Japan carry a warranty, generally for a period of one year from the date of purchase, covering repairs, free of charge, in the case of a malfunction in the course of ordinary use of the product. In the case of broadcast- and professional-use products, Sony maintains support contracts with customers in addition to warranties. Warranties outside of Japan generally provide coverage for various periods of time depending on the product and the area in which it is marketed.

To further ensure customer satisfaction, Sony maintains customer information centers in its principal markets.

Patents and Licenses

Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain licenses are important to Sony’s business, such as those for optical disc-related and Digital TV products. With respect to optical disc-related products, Sony products that employ DVD player functions, including PS3 and PS2 hardware, are substantially dependent upon certain patents that relate to technologies specified in the DVD specification and are licensed by MPEG LA LLC, Dolby Laboratories Licensing Corporation and Nissim Corp. Sony products that employ Blu-ray Disc player functions, including PS3 hardware, and that also employ DVD player functions, are substantially dependent upon certain patents that relate to technologies specified in the Blu-ray Disc specification and are licensed by MPEG LA LLC and AT&T Inc., in addition to the patents that relate to technologies specified in the DVD specification, as described above. Sony’s Digital TV products are substantially dependent upon certain patents that relate to technologies specified in the Digital TV specification and are licensed by Thomson Licensing Inc. Sony considers its overall license position beneficial to its operations. While Sony believes that its various proprietary intellectual property rights are important to its success, it believes that neither its business as a whole nor any business segment is materially dependent on any particular patent or license, or any particular group of patents or licenses, except as set forth above.

Competition

In each of its principal product lines, Sony encounters intense competition throughout the world. Sony believes, however, that in the aggregate it competes successfully and has a major position in all of the principal product lines in which it is engaged, although the strength of its position varies with products and markets. Refer to “Risk Factors” in “Item 3. Key Information.”

In the CPD, NPS, B2B & Disc segments, Sony believes that its product planning and product design expertise, the high quality of its products, its record of innovative product introductions and product improvements, its price competitiveness derived from reductions in manufacturing and indirect costs, and its extensive marketing and servicing efforts are important factors in maintaining its competitive position.

In the Pictures segment, SPE faces intense competition from all forms of entertainment and other leisure activities to attract the attention of audiences worldwide. SPE competes with other major motion picture studios and, to a lesser extent, with independent production companies. SPE must compete to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products. In motion picture production and distribution, SPE faces competition to obtain exhibition and distribution outlets and optimal release dates for its products. In addition, SPE faces intense competition from other entertainment companies to acquire premier motion pictures and television products from third parties. Competition in television production and distribution is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast networks, cable and other outlets both in the U.S. and internationally. Furthermore, broadcast networks in the U.S. continue to produce their own shows internally. This competitive environment may result in fewer opportunities to produce shows for U.S. networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. SPE’s global channel network competes for viewers with broadcast networks, cable and other forms of entertainment. The growth in the number of networks has increased the competition for advertising and subscription revenues, acquisition of programming, and distribution by cable, satellite and other distribution systems.

In the Music segment, success is dependent to a large extent upon the artistic and creative abilities of artists, producers and employees and is subject to the vagaries of public taste. The Music segment’s future competitive position depends on their continuing ability to attract and develop artists who can achieve a high degree of public acceptance.

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

Sony Life, Sony Assurance and Sony Bank may also compete with Japan Post Group, which provides banking and insurance services to individuals. Japan Post Group has numerous post office locations throughout Japan and has enhanced its banking and insurance services in recent years.

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

Within All Other, So-net faces competition in Japan from many existing large companies, as well as from new entrants to the market. Telecommunications companies that possess a large Internet-ready infrastructure and other entrants that compete solely on the basis of price have created a market in which competitive price reductions are the norm. Rapid technological advancement has created many new opportunities but it has also increased the rate at which new and more efficient services must be brought to market to earn customer approval. Customer price elasticity is high, and users are able to change Internet service providers with increasing ease. The penetration of mobile Internet services provided by telecommunications companies may also provide a substitute to the home-centric Internet service provided by So-net.

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

In Japan, Sony’s insurance businesses are subject to the Insurance Business Act and approvals and oversight from the Financial Services Agency (“FSA”). The Insurance Business Act specifies the types of businesses insurance companies may engage in, imposes limits on the types and amounts of investments that can be made and requires insurance companies to maintain specified reserves and a minimum solvency margin ratio. Particularly, life insurance companies must maintain a premium reserve (for the portion of other than unearned premiums), an unearned premium reserve, a reserve for refunds with respect to certain insurance contracts of life insurance companies specified in such regulations, and a contingency reserve in amounts no lower than the amounts of the “standard policy reserve” as set forth by the regulatory guidelines. Non-life insurance companies are also required to provide a policy reserve. The primary purpose of the Insurance Business Act and related regulations is to protect policyholders, not shareholders. Sony Bank is also subject to regulation by the FSA under the Banking Act of Japan, including the requirement that it maintain a minimum capital adequacy ratio in accordance with capital adequacy guidelines adopted by the FSA based on the Basel II agreement. The FSA has broad regulatory powers over insurance and banking businesses in Japan, including the authority to grant or revoke operating licenses and to request information and conduct onsite inspections of books and records. In addition, Sony’s telecommunication businesses in Japan are subject to approvals and oversight from the Ministry of Internal Affairs and Communications, under its Telecommunication Business Act and other regulations related to the Internet businesses and communication methods in Japan.

Environmental Regulations

Sony monitors and evaluates new environmental requirements that may affect its operations. For example, in Europe, Sony is required to comply with a number of environmental regulations enacted by the EU such as the Restriction of Hazardous Substances (“RoHS”) Directive, the Waste Electrical and Electronic Equipment (“WEEE”) Directive and the Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”)

regulation. Similar regulations are being formulated in other areas of the world, including China and South American countries.

Sony has taken steps to address new regulations or governmental policies related to climate change including carbon disclosure, green house gas emission reduction, carbon taxes and energy efficiency for electronics products. For example, Sony has established an internal risk management system in response to the EU directive on energy-related products and their energy efficiency (“ErP”). Moreover, Japan has already introduced a regulation for cargo owners such as Sony to exert efforts to control energy consumption and CO2 emissions from their logistics operations. Additionally, Sony recognizes that emissions trading systems are already established or being considered for legislation in various countries and regions. For example, EU-ETS (European Union) and CRC (UK) are already established, and although Sony is not subject to EU-ETS’s scope of application, Sony Group companies in the UK are responding to CRC. The Waxman-Markey bill (USA) and AU-ETS (Australia) are being considered for legislation and may have an effect on Sony Group companies in the region. In Japan, the City of Tokyo’s cap and trade system, “Obligation to Reduce Absolute Green House Gas Emissions and Emissions Trading System”, went into force in April 2010. This regulation requires large-sized sites in the City to reduce their average emissions over a five-year period to below a certain quantity and establishes an emission trading scheme to allow regulated entities to meet emission quantity targets set by law. Sony Corporation and Sony Life are subject to this regulation.

Also refer to “Risk Factors” in “Item 3. Key Information.”

Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

	Country of	(As of March 31, 2010)
Name of company	incorporation	Percentage owned

Sony EMCS Corporation	Japan	100.0
Sony Semiconductor Kyushu Corporation	Japan	100.0
Sony Marketing (Japan) Inc.	Japan	100.0
Sony Computer Entertainment Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Financial Holdings Inc.	Japan	60.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Americas Holding Inc.	U.S.A.	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Computer Entertainment America LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Sony Europe G.m.b.H.	Germany	100.0
Sony United Kingdom Ltd.	U.K.	100.0
Sony Computer Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc.	U.K.	100.0
Sony Electronics Asia Pacific Pte. Ltd.	Singapore	100.0
Sony Music Entertainment	U.S.A.	100.0

Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings in, and land on, which they are located, are owned by Sony.

The following table sets forth information as of March 31, 2010 with respect to plants used for the production of products mainly for the CPD and B2B & Disc segments with floor space of more than 500,000 square feet:

	Approximate
Location	floor space	Principal products produced
	(square feet)

In Japan:

Nagasaki (Sony Semiconductor Kyushu Corporation — Nagasaki TEC)	2,266,000	CMOS image sensors and other semiconductors

Kumamoto (Sony Semiconductor Kyushu Corporation — Kumamoto TEC)	2,115,000	CCDs, CMOS image sensors, LCDs and other semiconductors

Kagoshima (Sony Semiconductor Kyushu Corporation — Kagoshima TEC)	1,764,000	CCDs, CMOS image sensors, LCDs and other semiconductors

Higashiura, Aichi (Sony Mobile Display Corporation)	1,281,000	LCDs

Kohda, Aichi (Sony EMCS Corporation — Tokai TEC — Kohda Site)	878,000	Home-use video cameras, compact digital cameras and Memory Sticks

Inazawa, Aichi (Sony EMCS Corporation — Inazawa TEC)	842,000	LCD televisions and organic light-emitting diode televisions

Tochigi, Tochigi (Sony Energy Devices Corporation — Tochigi Plant)	803,000	Magneto-optical disc and batteries

Kanuma, Tochigi (Sony Chemicals & Information Device Corporation — Kanuma Plant)	792,000	Magnetic tapes, adhesives and electronic components

Koriyama, Fukushima (Sony Energy Devices Corporation — Koriyama Plant)	588,000	Batteries

Kosai, Shizuoka (Sony EMCS Corporation — Kosai TEC)	548,000	Broadcast- and professional-use video equipment

Kisarazu, Chiba (Sony EMCS Corporation — Kisarazu TEC)	541,000	Blu-ray Disc players/recorders, audio equipment and video conference systems

Minokamo, Gifu (Sony EMCS Corporation — Tokai TEC — Minokamo Site)	539,000	Home-use video cameras, compact digital cameras, digital SLR cameras, mobile phones and video conference systems

	Approximate
Location	floor space	Principal products produced
	(square feet)

Outside of Japan:

Terre Haute, Indiana, U.S.A. (Sony DADC US Inc.)	1,593,000	Blu-ray Disc-ROMs, CDs, DVDs and UMDs (Universal Media Disc)

Wuxi, China (Sony Electronics (Wuxi) Co., Ltd., Sony Digital Products (Wuxi) Co., Ltd. and Sony (China) Ltd.)	1,363,000	Batteries and compact digital cameras

Huizhou, China (Sony Precision Devices (Huizhou) Co., Ltd.)	1,354,000	Optical pickups and LCDs

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	988,000	Optical disc drives, batteries and audio equipment

Dothan, Alabama, U.S.A. (Sony Dothan Alabama)	809,000	Magnetic tapes

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	797,000	LCD televisions, TV components, Blu-ray Disc players/Recorders and DVD-players/recorders

Tuas, Singapore (Sony Electronics (Singapore) Pte. Ltd.)	776,000	Batteries

Guangzhou, China (Sony Electronics Huanan Co., Ltd.)	707,000	Optical pickups

Nitra, Slovakia (Sony Slovakia, spol. s.r.o.)	665,000	LCD televisions and TV components

Viladecavallas, Spain (Sony Espana, S.A.)	578,000	LCD televisions and TV components

Bangkadi, Thailand (Sony Device Technology (Thailand) Co. — Bangkadi Technology Centre)	502,000	CCDs, CMOS image sensors and other semiconductors

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

SPE’s corporate offices and motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates a studio facility, Sony Pictures Studios, with aggregate floor space of approximately 1,546,000 square feet. SPE also leases office space and motion picture and television support facilities from affiliates of Sony Corporation and other third parties in various worldwide locations. SPE’s film and videotape storage operations are located in various leased locations in the U.S. and Europe.

SME’s corporate offices are headquartered in New York, NY where it leases office space from SCA. SME also leases office space from third parties in various locations worldwide.

Most of SMEJ’s offices, including leased premises, are located in Tokyo, Japan.

In December 2008, SCA renewed its option under a lease with a variable interest entity which is consolidated by Sony, for its corporate headquarters. Sony has the option to purchase the building at any time during the lease term, which expires in December 2015. The aggregate floor space of this building is approximately 723,000 square feet.

During the fiscal year ended March 31, 2010, Sony ceased manufacturing at a total of ten manufacturing sites, five in Japan and five outside of Japan. Sony Baja California, S.A. de C.V.-Tijuana Factory has been removed from the table above due to the sale to the Hon Hai Group of approximately 90 percent of Sony’s ownership interest in Sony Baja California as well as certain manufacturing assets related to LCD televisions at the Sony Baja California’s Tijuana site in Mexico. Sony plans to cease manufacturing at the Sony Dothan Alabama plant by September 2010 following a phase out period that began in April 2010. In addition, Sony plans to sell to the Hon Hai Group approximately 90 percent of its ownership interest in the Sony Slovakia, spol. s.r.o.-Nitra plant.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

OPERATING RESULTS

Operating Results for the Fiscal Year Ended March 31, 2010 compared with the Fiscal Year Ended March 31, 2009

Sony realigned its reportable segments from the first quarter of the fiscal year ended March 31, 2010 to reflect its reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices (“CPD”), Networked Products & Services (“NPS”) and B2B & Disc Manufacturing (“B2B & Disc”) segments. The CPD segment includes products such as televisions, digital imaging, audio and video, semiconductors and components. The equity earnings of S-LCD Corporation (“S-LCD”) are also included within the CPD segment. The NPS segment includes the game business as well as PCs and other networked businesses. The B2B & Disc segment is comprised of the B2B business, including broadcast- and professional-use products, as well as Blu-ray Disctm, DVD and CD disc manufacturing.

Additionally, Music is a new reportable segment effective from the first quarter of the fiscal year ended March 31, 2010. The Music segment includes Sony Music Entertainment (“SME”), Sony Music Entertainment (Japan) Inc. (“SMEJ”), and a 50 percent owned U.S.-based joint venture in the music publishing business, Sony/ATV Music Publishing LLC (“Sony/ATV”).

Pictures and Financial Services continue to be reportable segments. The equity earnings from Sony Ericsson Mobile Communication AB (“Sony Ericsson”) are presented as a separate segment.

In connection with this realignment, both the sales and operating income (loss) of each segment in the fiscal year ended March 31, 2009 have been revised to conform to the presentation for the fiscal year ended March 31, 2010.

Operating Performance

	Fiscal Year Ended
	March 31
	2009	2010	Percent change
	(Yen in billions)

Sales and operating revenue	7,730.0	7,214.0	–6.7%
Equity in net loss of affiliated companies	(25.1)	(30.2)	—
Operating income (loss)	(227.8)	31.8	—
Income (loss) before income taxes	(175.0)	26.9	—
Net loss attributable to Sony Corporation’s stockholders	(98.9)	(40.8)	—

Sales

Sales and operating revenue (“sales”) for the fiscal year ended March 31, 2010 decreased by 516.0 billion yen, or 6.7 percent compared to the previous fiscal year (“year-on-year”), to 7,214.0 billion yen, primarily due to unfavorable foreign currency exchange rates and a decrease in sales in the CPD segment, partially offset by an increase in revenue in the Financial Services segment. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

During the fiscal year ended March 31, 2010, the average rate of the yen was 91.8 yen against the U.S. dollar and 129.7 yen against the euro, which was 8.4 percent and 9.5 percent higher, respectively, year-on-year.

“Sales” in the analysis of the ratio of cost of sales to sales, the ratio of research and development costs to sales, and the ratio of selling, general and administrative expenses to sales refers only to the “net sales” and “other operating revenue” portions of consolidated sales (which excludes financial service revenue). This is because “Financial service expenses” are recorded separately from cost of sales and selling, general and administrative expenses in the consolidated financial statements. The calculations of all ratios below that pertain to business segments include intersegment transactions.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the fiscal year ended March 31, 2010 decreased by 767.9 billion yen, or 13.6 percent year-on-year, to 4,892.6 billion yen, and improved from 78.5 percent to 76.7 percent as a percentage of sales.

Research and development costs (all research and development costs are included within cost of sales) decreased by 65.3 billion yen, or 13.1 percent year-on-year to 432.0 billion yen. The ratio of research and development costs to sales was 6.8 percent compared to 6.9 percent in the previous fiscal year.

Selling, general and administrative expenses decreased by 141.1 billion yen, or 8.4 percent year-on-year, to 1,544.9 billion yen, mainly due to the impact of the appreciation of the yen and a decrease in advertising and publicity expenses. The ratio of selling, general and administrative expenses to sales increased year-on-year from 23.4 percent to 24.2 percent.

Loss on sale, disposal or impairment of assets, net was 43.0 billion yen, compared with a loss of 38.3 billion yen in the previous fiscal year. This loss was primarily due to impairment charges including a 27.1 billion yen charge related to the impairment of LCD television assets*, a 7.8 billion yen charge related to the impairment of the small- and medium-sized amorphous thin film transistor (“TFT”) LCD fixed assets and other less significant losses on the sale, disposal or impairment of assets. These charges were partially offset by gains on the sales of assets including a 22.0 billion yen gain recognized from the sales of equity interests in HBO Latin America and HBO Central Europe. The loss recorded in the previous fiscal year was primarily the result of impairment charges including long-lived asset impairments mainly due to the downsizing and withdrawal from certain businesses as well as goodwill impairment charges. Refer to Notes 18 and 20 of the notes to the consolidated financial statements.

* The 27.1 billion yen loss on impairment, a non-cash charge recorded within operating income, primarily reflects a decrease in the estimated fair value of property, plant and equipment and certain intangible assets. Management’s strategic plans updated in the fourth quarter of the fiscal year ended March 31, 2010 resulted in decreases in the assets’ estimated service periods and corresponding estimated future cash flows leading to the impairment charge. Sony has excluded the loss on impairment from restructuring charges as it is not directly related to Sony’s ongoing restructuring initiatives. Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net loss of affiliated companies, recorded within operating income, was 30.2 billion yen, an increased loss of 5.1 billion yen year-on-year. Sony recorded equity in net loss for Sony Ericsson of 34.5 billion yen compared to equity in net loss of 30.3 billion yen in the previous fiscal year. Equity in net income for S-LCD, a joint venture with Samsung Electronics Co., Ltd.(“Samsung”), decreased by 6.5 billion yen year-on-year to 0.4 billion yen.

Operating Income (Loss)

Operating income for the fiscal year ended March 31, 2010 was 31.8 billion yen, an improvement of 259.6 billion yen year-on-year. Operating results improved significantly primarily due to an improvement in operating results in the Financial Services segment, as well as an improvement in the cost of sales ratio and a reduction in selling, general and administrative expenses mainly in the CPD segment. For a further breakdown of operating income (loss) for each segment, please refer to “Operating Performance by Business Segment” below.

Other Income and Expenses

For the fiscal year ended March 31, 2010, other income decreased by 55.0 billion yen, or 55.6 percent, to 43.8 billion yen, while other expenses increased by 2.7 billion yen, or 5.9 percent year-on-year, to 48.7 billion yen. The net amount of other income and other expenses was an expense of 4.9 billion yen, a deterioration of 57.7 billion yen year-on-year, primarily due to a net foreign exchange loss of 10.9 billion yen that was recorded for the fiscal year ended March 31, 2010, as compared to a net foreign exchange gain of 48.6 billion yen that was recorded in the previous fiscal year. A net foreign exchange loss was recorded mainly due to losses related to the period end valuation on derivative contracts entered into by Sony for the purpose of effective global cash management.

Interest and dividends in other income of 13.2 billion yen was recorded in the fiscal year ended March 31, 2010, a decrease of 9.1 billion yen, or 40.9 percent year-on-year. This decrease was mainly due to a decrease in interest received resulting from a lower rate of return on investments in Japan and the U.S. For the fiscal year ended March 31, 2010, interest recorded in other expenses totaled 22.5 billion yen, a decrease of 1.9 billion yen, or 7.7 percent year-on-year.

Income (Loss) before Income Taxes

For the fiscal year ended March 31, 2010, income before income taxes of 26.9 billion yen was recorded, an improvement of 201.9 billion yen year-on-year, mainly as a result of the above-noted improvement in operating results.

Income Taxes

During the fiscal year ended March 31, 2010, Sony recorded 14.0 billion yen of income taxes resulting in an effective tax rate of 51.9 percent. This effective tax rate was higher than the Japanese statutory tax rate primarily due to the impact of equity investments reported net of income taxes, partially offset by lower effective tax rates on profits in the insurance business of the Financial Services segment.

In the previous fiscal year, Sony recorded 72.7 billion yen of income tax benefit resulting in an effective tax rate of 41.6 percent. This income tax benefit was mainly due to a loss before income taxes and the partial reversal of certain deferred tax liabilities for the undistributed earnings of foreign subsidiaries and affiliates, due to a change in the tax regulations in Japan to treat 95 percent of the dividends from overseas subsidiaries as non-taxable income, partially offset by the impact of equity in net loss reported net of income taxes, the reversal of certain deferred tax assets, and an increase in valuation allowance.

Net Income (loss) attributable to Sony Corporation’s stockholders

For the fiscal year ended March 31, 2010, net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 40.8 billion yen, a 58.1 billion yen improvement year-on-year.

Net income attributable to noncontrolling interest of 53.8 billion yen was recorded, as compared to net loss of 3.3 billion yen in the previous fiscal year. This was mainly due to the income recorded at Sony Financial Holdings, Inc. (“SFH”), for which there is a noncontrolling interest of 40 percent, primarily as a result of the improvement in net valuation gains from investments in convertible bonds in the general account at Sony Life Insurance Co., Ltd. (“Sony Life”) due to the improved situation in the Japanese stock market.

Basic and diluted net loss per share attributable to Sony Corporation’s stockholders were both 40.66 yen compared with net loss per share of 98.59 yen in the previous fiscal year. Refer to Note 22 to the notes to the consolidated financial statements.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 27 to the notes to the consolidated financial statements.

Business Segment Information

	Fiscal Year Ended
	March 31
	2009	2010	Percent change
	(Yen in billions)

Sales and operating revenue
Consumer Products & Devices	4,031.5	3,227.7	−19.9%
Networked Products & Services	1,755.6	1,575.8	−10.2
B2B & Disc Manufacturing	560.0	504.2	−10.0
Pictures	717.5	705.2	−1.7
Music	387.1	522.6	+35.0
Financial Services	538.2	851.4	+58.2
All Other	318.4	261.9	−17.8
Corporate and Elimination	(578.3)	(434.9)	—

Consolidated	7,730.0	7,214.0	−6.7

	Fiscal Year Ended
	March 31
	2009	2010	Percent change
	(Yen in billions)
Operating income (loss)
Consumer Products & Devices	(115.1)	(46.5)	—%
Networked Products & Services	(87.4)	(83.1)	—
B2B & Disc Manufacturing	6.5	(7.2)	—
Pictures	29.9	42.8	+43.1
Music	27.8	36.5	+31.1
Financial Services	(31.2)	162.5	—
Equity in net loss of Sony Ericsson	(30.3)	(34.5)	—
All Other	(4.2)	(4.8)	—

Sub-Total	(203.9)	65.7	—
Corporate and Elimination	(23.9)	(34.0)	—

Consolidated	(227.8)	31.8	—

Consumer Products & Devices

Sales for the fiscal year ended March 31, 2010 decreased by 803.8 billion yen, or 19.9 percent year-on-year, to 3,227.7 billion yen. Sales to outside customers decreased 18.8 percent compared with the prior fiscal year. This was primarily as a result of unfavorable foreign currency exchange rates, a decrease in sales of LCD televisions due to a decline in unit selling prices and a decrease in sales of home-use video cameras and compact digital cameras due to the contraction of these markets.

Operating loss of 46.5 billion yen was recorded, an improvement of 68.6 billion yen year-on-year. This was driven by an improvement in the cost of sales ratio, mainly of LCD televisions, and a reduction in selling, general and administrative expenses, partially offset by a decrease in gross profit due to lower sales, unfavorable foreign currency exchange rates and an increase in restructuring charges. Restructuring charges were 72.0 billion yen for the fiscal year ended March 31, 2010, which includes 7.3 billion yen of non-cash charges related to depreciation associated with restructured assets, compared with 49.3 billion yen of restructuring charges recorded in the prior fiscal year. Depreciation associated with restructured assets refers to the increase in depreciation expense caused by shortening the useful life or updating the salvage value of depreciable fixed assets to coincide with the end of production under an approved restructuring plan. In the fiscal year ended March 31, 2010, a 27.1 billion yen non-cash charge related to the impairment of LCD television assets, which was not included in restructuring charges, was also recorded. (Refer to Note 18 to the notes to the consolidated financial statements.)

Products contributing to the improvement in operating results (excluding restructuring charges) include LCD televisions and compact digital cameras, reflecting the benefits of cost reduction activities that exceeded the impact of the decrease in sales, and images sensors, that saw an increase in sales. This was partially offset by lower operating results for system LSIs for the game business which were affected by lower sales resulting from price reductions driven by cost saving efforts.

No additional provision or reversal of expenses relating to voluntary notebook computer battery pack recalls and the subsequent global replacement program, and free repair expenses relating to Sony products and the products of other companies containing Sony-made charged coupled devices (“CCDs”) was recorded in the fiscal year ended March 31, 2010, and the remaining balance of the provision as of March 31, 2010 was not significant.

Below are the sales to outside customers by product category and unit sales of major product categories:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal Year Ended March 31
	2009		2010		Percent change
	(Yen in millions)

Televisions	1,275,692	(35.5)	1,005,773	(34.4)	−21.2%
Digital Imaging	863,837	(24.0)	679,225	(23.3)	−21.4
Audio and Video	555,706	(15.5)	469,606	(16.1)	−15.5
Semiconductors	267,167	(7.4)	277,885	(9.5)	+4.0
Components	623,931	(17.3)	479,145	(16.4)	−23.2
Other	10,900	(0.3)	9,769	(0.3)	−10.4

CPD Total	3,597,233	(100.0)	2,921,403	(100.0)	−18.8

Unit sales of major product categories

	Fiscal Year Ended March 31
	2009	2010	Unit change	Percent change
	(Units in millions)

LCD televisions within Televisions	15.2	15.6	+0.4	+2.6%
Home-use video cameras within Digital Imaging	6.2	5.3	−0.9	−14.5
Compact digital cameras within Digital Imaging	22.0	21.0	−1.0	−4.5
Blu-ray Disc recorders within Audio and Video	0.5	0.7	+0.2	+40.0
Blu-ray Disc players within Audio and Video	2.2	3.3	+1.1	+50.0
DVD players within Audio and Video	9.7	11.5	+1.8	+18.6

Networked Products & Services

Sales for the fiscal year ended March 31, 2010 decreased by 179.8 billion yen, or 10.2 percent year-on-year, to 1,575.8 billion yen, primarily due to a decrease in sales in the game business and sales of PCs. Sales in the game business decreased year-on-year mainly due to unfavorable foreign currency exchange rates, decreases in unit sales of PSP®(PlayStation®Portable) (“PSP”) hardware and of PlayStation®2 (“PS2”) software. These decreases were partially offset by increased unit sales of PlayStation®3 (“PS3”) software, driven by the expanded PS3 platform as a result of the launch of a new model.

Operating loss of 83.1 billion yen was recorded, an improvement of 4.4 billion yen year-on-year. This was driven by an improvement in the cost of sales ratio, mainly of PS3 hardware, and a reduction in selling, general and administrative expenses, partially offset by unfavorable foreign currency exchange rates and a decrease in gross profit due to lower sales. Products contributing to the improvement in operating results (excluding restructuring charges) include flash memory digital audio players. On the other hand, operating results in the game business deteriorated mainly due to lower unit sales of PS2 software and of PSP hardware, partially offset by cost reductions in PS3 hardware and increased unit sales of PS3 software.

Below are the sales to outside customers by product category, unit sales of each platform within the Game category, and unit sales of major products within the PC and Other Networked Businesses category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal Year Ended March 31
	2009		2010		Percent change
	(Yen in millions)

Game	984,855	(58.5)	840,711	(55.6)	−14.6%
PC and Other Networked Businesses	699,903	(41.5)	670,904	(44.4)	−4.1

NPS Total	1,684,758	(100.0)	1,511,615	(100.0)	−10.3

Unit sales of each platform within the Game category

	Fiscal Year Ended
	March 31
	2009	2010	Unit change	Percent change
	(Units in millions)

Hardware
PlayStation®3	10.1	13.0	+2.9	+28.7%
PSP (PlayStation®Portable)	14.1	9.9	−4.2	−29.8
PlayStation®2	7.9	7.3	−0.6	−7.6
Software*
PlayStation®3	103.7	115.6	+11.9	+11.5
PSP®(PlayStation®Portable)	50.3	44.4	−5.9	−11.7
PlayStation®2	83.5	35.7	−47.8	−57.2

* Network downloaded software is not included within unit software sales in the table above.

Unit sales of major products within the PC and Other Networked Businesses category

	Fiscal Year Ended
	March 31
	2009	2010	Unit change	Percent change
	(Units in millions)

PCs	5.8	6.8	+1.0	+17.2%
Flash memory digital audio players	7.0	8.0	+1.0	+14.3

B2B & Disc Manufacturing

Sales for the fiscal year ended March 31, 2010 decreased by 55.8 billion yen, or 10.0 percent year-on-year, to 504.2 billion yen. Sales to outside customers decreased 13.0 percent year-on-year. This decrease was primarily due to unfavorable foreign currency exchange rates and a decrease in sales of broadcast- and professional-use products in developed countries reflecting deterioration in the business environment. Unit selling price declines in the disc manufacturing business also contributed to the decrease in overall segment sales.

Operating loss of 7.2 billion yen was recorded compared to operating income of 6.5 billion yen in the previous fiscal year. This was due to deterioration in the profitability of broadcast- and professional-use products and in the disc manufacturing business brought on by the factors noted above.

Total for the CPD, NPS and B2B & Disc Segments

Inventory

Total Inventory for the CPD, NPS and B2B & Disc segments, as of March 31, 2010, was 570.0 billion yen, which represents a 174.3 billion yen, or 23.4 percent decrease compared with the level as of March 31, 2009, mainly due to company-wide efforts to maintain appropriate levels of inventory and to improve working capital.

Sales to Outside Customers by Geographic Area

Regarding sales to outside customers by geographic area for the CPD, NPS and B2B & Disc segments, total combined sales for the fiscal year ended March 31, 2010 decreased by 7 percent in Japan, 18 percent in the U.S., 25 percent in Europe, and 11 percent in non-Japan Asia and other geographic areas (“Other Areas”).

In Japan, sales of products such as LCD televisions increased while sales of products and services in the game business, products such as portable audio, system LSI, chemical products*, and broadcast- and professional-use products decreased. In the U.S., sales of products such as LCD televisions and products and services in the game business decreased. In Europe, sales of products such as LCD televisions, products and services in the game business and home-use video cameras decreased. In Other Areas, sales of products such as PCs increased while sales of products such as LCD televisions, compact digital cameras, products and services in the game business and home-use video cameras decreased.

* Chemical products include materials and components for electronic devices such as circuit boards and adhesives.

Manufacturing by Geographic Area

Approximately 45 percent of the CPD, NPS, B2B & Disc segments’ combined total annual production during the fiscal year ended March 31, 2010 took place in Japan, including the production of compact digital cameras, home-use video cameras, LCD televisions, PCs, semiconductors and components such as batteries and storage media. Approximately 60 percent of the annual production in Japan was destined for other countries. China accounted for approximately 20 percent of total annual production, approximately 65 percent of which was destined for other countries. Asia, excluding Japan and China, accounted for approximately 15 percent of total annual production, with approximately 50 percent destined for Japan, the Americas and Europe. The Americas and Europe together accounted for approximately 20 percent of total annual production, most of which was destined for local distribution and sale.

Pictures

Pictures segment results presented below are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales for the fiscal year ended March 31, 2010 decreased by 12.3 billion yen, or 1.7 percent year-on-year, to 705.2 billion yen primarily due to the appreciation of the yen against the U.S. dollar. On a U.S. dollar basis, sales for the fiscal year ended March 31, 2010 increased by approximately 7 percent. Motion picture revenues, also on a

U.S. dollar basis, increased by approximately 5 percent year-on-year, primarily due to higher worldwide theatrical and home entertainment revenues from the current year’s film slate which included strong performances from 2012, Angels & Demons and Michael Jackson’s This Is It. This increase was partially offset by a decrease in home entertainment revenues from prior year’s films. Television revenues, on a U.S. dollar basis, increased by approximately 9 percent year-on-year, primarily due to higher advertising revenues from several international channels, including a significant increase in India from the broadcasting of the Indian Premier League cricket competition.

Operating income increased by 12.9 billion yen, or 43.1 percent year-on-year, to 42.8 billion yen. Operating income increased by approximately 53 percent on a U.S. dollar basis. This increase was primarily from the sale of a portion of SPE’s equity interest in a Latin American premium pay television business (HBO Latin America) and a U.S. cable network (Game Show Network), as well as the sale of all of its equity interest in a Central European premium pay television business (HBO Central Europe). The total gain recognized from these sales was 30.3 billion yen. The benefit from these gains was partially offset by the decrease in home entertainment revenues noted above and the write-off of certain development costs.

As of March 31, 2010, unrecognized license fee revenue at SPE was approximately 1.3 billion U.S. dollars. SPE expects to record this amount in the future, having entered into contracts with television broadcasters to provide those broadcasters with completed motion picture and television products. The license fee revenue will be recognized in the fiscal year in which the product is made available for broadcast.

Music

Music segment results presented below include the yen-translated results of SME, a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of SMEJ, a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV, a 50 percent owned U.S.-based consolidated joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales for the fiscal year ended March 31, 2010 increased by 135.6 billion yen, or 35.0 percent year-on-year, to 522.6 billion yen. The increase was mainly due to the fact that results for the fiscal year ended March 31, 2010 include the full year results of SME, which was consolidated as a wholly-owned subsidiary beginning October 1, 2008 upon Sony’s acquisition of Bertelsmann AG’s 50 percent interest. On a pro forma basis, had SME been fully consolidated for the previous fiscal year, sales in the Music segment for the previous fiscal year would have been 549.1 billion yen. Compared with these pro forma sales, Music segment sales decreased 5 percent year-on-year, primarily due to the appreciation of the yen against the U.S. dollar.

On a U.S. dollar basis, when comparing the full year results for SME to the full year results for the previous fiscal year on a pro forma basis, sales for SME increased by 2 percent. The increase in sales primarily reflects the favorable impact of new releases and strong sales of Michael Jackson catalog product, partially offset by the continued decline of the physical music market. In addition to Michael Jackson’s catalog albums, best-selling new releases during the fiscal year included Susan Boyle’s I Dreamed a Dream, the Michael Jackson’s This Is It soundtrack, Alicia Keys’ The Element of Freedom and Glee the Music Vol.1 & 2, music collections from the hit U.S. television show, Glee.

Sales at SMEJ included contributions from Michael Jackson’s catalog albums and ikimono-gakari’s HAJIMARI NO UTA.

Operating income increased by 8.7 billion yen, or 31.1 percent year-on-year, to 36.5 billion yen. Operating income for the previous fiscal year included equity in net loss of 6.0 billion yen for SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) through October 1, 2008. On a pro forma basis, had SME been fully consolidated for the previous fiscal year, operating income for the Music segment would have been 21.3 billion yen. Compared to this pro forma operating income, Music segment operating income increased 72 percent year-on-year. The increase in the pro-forma segment results is primarily due to improved results from SME and SMEJ.

On a U.S. dollar basis, when comparing the full year results for SME to the full year results for the previous year on a pro forma basis, operating income for SME increased by 487 percent, primarily due to the contribution from hit releases, Michael Jackson catalog product sales, growth in new music related businesses as well as a year-on-year decrease in overhead and restructuring costs.

SMEJ’s contribution to operating income increased mainly due to the contribution from hit releases as well as year-on-year decreases in advertisement expenses and restructuring charges.

Financial Services

The results of Sony Life discussed below on the basis of generally accepted accounting principles in the U.S. (“U.S. GAAP”) differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue for the fiscal year ended March 31, 2010 increased by 313.2 billion yen, or 58.2 percent year-on-year to 851.4 billion yen mainly due to an increase in revenue at Sony Life. Revenue at Sony Life was 740.4 billion yen, a 309.9 billion yen or 72.0 percent increase year-on-year. Revenue increased significantly year-on-year mainly due to an improvement in net gains from investments in the separate account, an improvement in net valuation gains from investments in convertible bonds in the general account and a significant decrease in impairment losses on equity securities in the general account, all as a result of the significant rise in the Japanese stock market in the fiscal year ended March 31, 2010, as compared with a significant decline following the global financial crisis in the previous fiscal year. Revenue from insurance premiums at Sony Life increased, reflecting a steady increase in policy amount in force.

Operating income of 162.5 billion yen was recorded, compared to an operating loss of 31.2 billion yen in the previous fiscal year mainly as a result of a significant improvement in operating results at Sony Life. Operating income in the fiscal year ended March 31, 2010 at Sony Life was 166.6 billion yen, as compared to an operating loss of 29.8 billion in the previous fiscal year, mainly due to the improvement in net valuation gains from investments in convertible bonds in the general account, a decrease in the provision of policy reserves because of the revision of the future investment yield of variable life insurance products in the separate account and the significant decrease in impairment losses on equity securities in the general account, all as a result of the improved situation in the Japanese stock market mentioned above.

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

	Fiscal Year Ended March 31
Financial Services segment	2009	2010
	(Yen in millions)

Financial service revenue	538,206	851,396
Financial service expenses	567,567	687,559
Equity in net loss of affiliated companies	(1,796)	(1,345)

Operating income (loss)	(31,157)	162,492
Other income (expenses), net	28	(966)

Income (loss) before income taxes	(31,129)	161,526
Income taxes and other	(6,922)	54,721

Net income (loss) attributable to Sony Corporation’s Stockholders	(24,207)	106,805

	Fiscal Year Ended March 31
Sony without the Financial Services segment	2009	2010
	(Yen in millions)

Net sales and operating revenue	7,212,492	6,381,094
Costs and expenses	7,387,236	6,484,642
Equity in net loss of affiliated companies	(23,313)	(28,890)

Operating loss	(198,057)	(132,438)
Other income (expenses), net	58,254	1,836

Loss before income taxes	(139,803)	(130,602)
Income taxes and other	(61,219)	(34,081)

Net loss attributable to Sony Corporation’s Stockholders	(78,584)	(96,521)

	Fiscal Year Ended March 31
Consolidated	2009	2010
	(Yen in millions)

Financial service revenue	523,307	838,300
Net sales and operating revenue	7,206,686	6,375,698

	7,729,993	7,213,998
Costs and expenses	7,932,667	7,151,991
Equity in net loss of affiliated companies	(25,109)	(30,235)

Operating income (loss)	(227,783)	31,772
Other income (expenses), net	52,828	(4,860)

Income (loss) before income taxes	(174,955)	26,912
Income taxes and other	(76,017)	67,714

Net loss attributable to Sony Corporation’s Stockholders	(98,938)	(40,802)

Sony Ericsson

Sony Ericsson’s operating results are accounted for under the equity method and are not consolidated in Sony’s consolidated financial statements, as Sony Corporation’s ownership percentage of Sony Ericsson is 50 percent. Sony Ericsson aggregates the results of its worldwide subsidiaries on a euro basis. However, Sony believes that the following disclosure provides additional useful analytical information to investors regarding Sony’s operating performance. Pursuant to Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended, Sony Ericsson’s financial statements are included in this Annual Report on Form 20-F on pages (A-1 to A-27) .

Sales for the year ended March 31, 2010 decreased by 3,821 million euro, or 37.2 percent year-on-year, to 6,457 million euro, mainly driven by significantly lower unit shipments as a result of continued challenging market conditions in all regions. A total of 53.0 million units were shipped for the year ended March 31, 2010, compared to 88.8 million units for the prior year. Despite the significantly lower sales, the loss before taxes increased only slightly by 21 million euro year-on-year to 654 million euro, primarily due to a reduction in research and development expenses as well as selling and administrative expenses. As a result, Sony recorded equity in the net loss of Sony Ericsson of 34.5 billion yen for the fiscal year ended March 31, 2010, compared to a loss of 30.3 billion yen in the prior fiscal year.

All Other

Sales for the fiscal year ended March 31, 2010 decreased by 56.6 billion yen, or 17.8 percent year-on-year, to 261.9 billion yen. The decrease in sales is mainly due to a significant decrease in sales at a mobile phone third-party original equipment manufacturing (OEM) business in Japan, partially offset by an increase in sales at So-net Entertainment Corporation (“So-net”).

In terms of operating performance, operating loss for All Other increased by 0.6 billion yen year-on-year, to a loss of 4.8 billion yen. This increase was mainly due to charges related to the withdrawal from the property management operation of an entertainment complex in Japan and the termination payments of the property lease contract, partially offset by an increase in operating income at a mobile phone OEM business in Japan.

Restructuring

As the global economy experienced a sharp downturn following the autumn of 2008, the operating environment for Sony has become severe, with decreased demand, intensified pressure on pricing, and fluctuations in foreign exchange rates. In an attempt to cope with this environment, for the fiscal year ended March 31, 2010, Sony continued to implement restructuring initiatives to reform its operational structure with a priority on profitability and speed.

In the fiscal year ended March 31, 2010, Sony recorded restructuring charges of 124.3 billion yen, which includes 7.9 billion yen of non-cash charges related to depreciation associated with restructured assets, compared to 75.4 billion yen of restructuring charges recorded in the previous fiscal year. There were no non-cash charges related to depreciation associated with restructured assets in the previous fiscal year. Of the total 124.3 billion yen incurred in the fiscal year ended March 31, 2010, 65.1 billion yen were personnel-related costs. This charge was included primarily in selling, general and administrative expenses in the consolidated statements of income. Additionally, Sony either consolidated or sold five manufacturing sites in Japan and five manufacturing sites outside of Japan during the fiscal year ended March 31, 2010.

Restructuring charges were recorded mainly in the CPD segment, and All Other and Corporate. In the CPD segment, restructuring charges amounted to 72.0 billion yen, which includes 7.3 billion yen of non-cash charges related to depreciation associated with restructured assets for the fiscal year ended March 31, 2010, compared to 49.3 billion yen of restructuring charges recorded in the previous year. In the fiscal year ended March 31, 2010, restructuring activities included headcount reduction programs, initiatives to advance rationalization of manufacturing operations, shifting and aggregating manufacturing to lower-cost countries and utilizing the services of OEMs and third-party original design manufacturing (ODMs). In the CPD segment, most of the 35.9 billion yen of restructuring charges incurred within selling, general and administrative expenses were personnel-related costs. In the TV business, Sony ceased manufacturing operations at its Sony EMCS Corporation Ichinomiya TEC in June 2009, and at Sony Baja California, S.A. de C.V.’s Mexicali factory in September, 2009 and sold to the Hon Hai Group approximately 90 percent of Sony’s ownership interest in Sony Baja California and certain manufacturing assets related to LCD televisions at Sony Baja California’s Tijuana Factory in Mexico in January 2010, which mainly manufactures LCD televisions for the Americas region. The Tijuana Factory remains a key manufacturing facility of Sony LCD televisions for the Americas region.

In all segments, excluding the CPD segment, and All Other and Corporate, restructuring charges were recorded mainly due to headcount reductions through early retirement programs.

Restructuring charges discussed in Item 5, which include non-cash charges related to depreciation associated with restructured assets, are described in Note 18 to the notes to the consolidated financial statements.

Foreign Exchange Fluctuations and Risk Hedging

During the fiscal year ended March 31, 2010, the average value of the yen was 91.8 yen against the U.S. dollar, and 129.7 yen against the euro, which was 8.4 percent and 9.5 percent higher, respectively, year-on-year.

Sony’s consolidated results are subject to foreign currency rate fluctuations largely because the currency used in the countries where manufacturing takes place may be different from those where such products are sold. In order to reduce the risk caused by such fluctuations, Sony employs derivatives, including foreign exchange forward contracts and foreign currency option contracts, in accordance with a consistent risk management strategy. Such derivatives are used primarily to mitigate the effect of foreign currency exchange rate fluctuations on cash flows generated or anticipated by Sony Corporation and by its subsidiaries’ transactions and accounts receivable and payable denominated in foreign currencies.

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

To minimize the effects of foreign exchange fluctuations on its financial results, particularly in the CPD and NPS segments, Sony seeks, when appropriate, to localize material and parts procurement, design and manufacturing operations in areas outside of Japan.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses. The notional amount and the net fair value of all the foreign exchange derivative contracts as of March 31, 2010 were 2,026.4 billion yen and a liability of 13.2 billion yen, respectively.

Operating Results for the Fiscal Year Ended March 31, 2009 compared with the Fiscal Year Ended March 31, 2008

Sony realigned its segments from the first quarter of the fiscal year ended March 31, 2010 to reflect the company’s reorganization as of April 1, 2009. In connection with this realignment, both the sales and operating income (loss) of each segment in the fiscal year ended March 31, 2009 and in the fiscal year ended March 31, 2008 have been revised to conform to the presentation for the fiscal year ended March 31, 2010.

Operating Performance

	Fiscal Year Ended
	March 31
	2008	2009	Percent change
	(Yen in billions)

Sales and operating revenue	8,871.4	7,730.0	−12.9%
Equity in net income (loss) of affiliated companies	100.8	(25.1)	—
Operating income (loss)	475.3	(227.8)	—
Income (loss) before income taxes	567.1	(175.0)	—
Net income (loss) attributable to Sony Corporation’s stockholders	369.4	(98.9)	—

Sales

Sales for the fiscal year ended March 31, 2009 decreased by 1,141.4 billion yen, or 12.9 percent year-on-year, to 7,730.0 billion yen primarily due to unfavorable foreign currency exchange rates and a decrease in sales in the CPD and NPS segments. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

During the fiscal year ended March 31, 2009, the average value of the yen was 99.5 yen against the U.S. dollar and 142.0 yen against the euro, which was 13.8 percent and 12.7 percent higher, respectively, year-on-year.

“Sales” in the analysis of the ratio of cost of sales to sales, the ratio of research and development costs to sales, and the ratio of selling, general and administrative expenses to sales refers only to the “net sales” and “other operating revenue” portions of consolidated sales (which excludes financial service revenue). This is because “Financial Service expenses” are recorded separately from cost of sales and selling, general and administrative expenses in the consolidated financial statements. The calculations of all ratios below that pertain to business segments include intersegment transactions.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the fiscal year ended March 31, 2009 decreased by 629.5 billion yen, or 10.0 percent year-on-year, to 5,660.5 billion yen, and increased from 75.6 percent to 78.5 percent as a percentage of sales.

Research and development costs (all research and development costs are included within cost of sales) for the fiscal year ended March 31, 2009 decreased by 23.3 billion yen, or 4.5 percent year-on-year, to 497.3 billion yen. The ratio of research and development costs to sales was 6.9 percent compared to 6.3 percent in the previous fiscal year.

Selling, general and administrative expenses for the fiscal year ended March 31, 2009 decreased by 28.4 billion yen, or 1.7 percent, year-on-year to 1,686.0 billion yen, mainly due to the impact of the appreciation of the yen, partially offset by an increase in restructuring charges, primarily consisting of personnel-related costs. The overall ratio of selling, general and administrative expenses to sales increased year-on-year from 20.6 percent to 23.4 percent.

Loss on sale, disposal or impairment of assets, net was 38.3 billion yen for the fiscal year ended March 31, 2009, compared with a 37.8 billion yen gain on sale, disposal or impairment of assets, net in the previous fiscal year. This loss was primarily the result of impairment charges including long-lived asset impairments mainly as a result of the downsizing and withdrawal from certain businesses as well as goodwill impairment charges. The gain recorded in the previous fiscal year was primarily from a gain on the sale of a portion of the site of Sony’s former headquarters of 60.7 billion yen and a gain on the sale of “The Sony Center am Potsdamer Platz” in Berlin of 10.0 billion yen.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net loss of affiliated companies, recorded within operating income, was 25.1 billion yen, a deterioration of 125.9 billion yen year-on-year. Sony recorded equity in net loss for Sony Ericsson of 30.3 billion yen, compared to equity in net income of 79.5 billion yen in the previous fiscal year, primarily as a result of a less favorable product mix and price pressure, a decrease in unit shipments due to the global economic slowdown, as well as the recording of restructuring charges. Equity in net income for S-LCD, a joint-venture with Samsung, decreased 0.5 billion yen compared with the prior fiscal year to 6.9 billion yen. Sony also recorded equity in net loss of 6.0 billion yen for SONY BMG, as opposed to equity in net income of 10.0 billion yen in the previous fiscal year.

Operating Income (Loss)

Operating loss for the fiscal year ended March 31, 2009 was 227.8 billion yen, compared with operating income of 475.3 billion yen in the previous fiscal year. The CPD segment, the NPS segment, the Financial Services segment and Sony Ericsson mainly contributed to the operating loss. For a further breakdown of operating income (loss) for each segment, please refer to “Operating Performance by Business Segment” below.

Other Income and Expenses

For the fiscal year ended March 31, 2009, other income decreased by 50.6 billion yen, or 33.9 percent, to 98.8 billion yen, while other expenses decreased by 11.6 billion yen, or 20.2 percent year-on-year, to 46.0 billion yen. The net amount of other income and other expenses was net other income of 52.8 billion yen, a decrease of 39.0 billion yen, or 42.5 percent year-on-year. This decrease is mainly due to the recording of a gain of 81.0 billion yen for the change in interest in subsidiaries and equity investees as a result of the global initial public offering of shares of SFH in connection with the listing of shares on the First Section of the Tokyo Stock Exchange in the previous fiscal year.

Interest and dividends in other income of 22.3 billion yen was recorded in the fiscal year ended March 31, 2009, a decrease of 12.0 billion yen, or 34.9 percent year-on-year. For the fiscal year ended March 31, 2009, interest recorded in other expenses totaled 24.4 billion yen, an increase of 1.4 billion yen, or 6.3 percent year-on-year.

In addition, net foreign exchange income of 48.6 billion yen was recorded in the fiscal year ended March 31, 2009, a year-on-year increase of 43.0 billion yen. Net foreign exchange income was recorded due to the value of the yen, during the first through third quarter of the fiscal year ended March 31, 2009, appreciating against other currencies from the time that Sony entered into foreign exchange forward contracts and foreign currency option contracts.

These contracts were entered into by Sony to mitigate the effect of foreign currency exchange rate fluctuations on cash flows generated or anticipated by Sony Corporation and by its subsidiaries’ transactions and accounts receivable and payable denominated in foreign currencies.

Income (Loss) before Income Taxes

For the fiscal year ended March 31, 2009, a loss before income taxes of 175.0 billion yen was recorded, compared to income of 567.1 billion yen in the previous fiscal year.

Income Taxes

During the fiscal year ended March 31, 2009, Sony recorded an income tax benefit amounting to 72.7 billion yen resulting in an effective tax rate of 41.6 percent. This is mainly due to a loss before income taxes during the fiscal year ended March 31, 2009 and the partial reversal of certain deferred tax liabilities amounting to 55.5 billion yen for undistributed earnings of foreign subsidiaries and affiliates, due to a change in the tax regulations in Japan to treat 95 percent of the dividends from overseas subsidiaries as non-taxable income, partially offset by the impact of the inclusion of equity in net loss of affiliated companies into net loss before income taxes and minority interest, the reversal of certain deferred tax assets for foreign tax credits at Sony Corporation and an increase in valuation allowances recorded on deferred tax assets for net operating loss carryforwards at certain subsidiaries.

Net Income (Loss) attributable to Sony Corporation’s stockholders

Net loss attributable to Sony Corporation’s stockholders for the fiscal year ended March 31, 2009, which excludes net loss attributable to noncontrolling interests, was 98.9 billion yen, compared with net income of 369.4 billion yen in the previous fiscal year.

Net loss attributable to noncontrolling interest of 3.3 billion yen was recorded, a 2.5 billion yen decrease year-on-year. This was mainly due to the loss recorded at SFH which was negatively impacted by the increase in net valuation losses from convertible bonds and an impairment loss on equity securities at Sony Life.

Basic net loss per share attributable to Sony Corporation’s stockholders was 98.59 yen, compared with basic net income per share attributable to Sony Corporation’s stockholders of 368.33 yen in the previous fiscal year, and diluted net loss per share attributable to Sony Corporation’s stockholders was 98.59 yen, compared with diluted net income per share attributable to Sony Corporation’s stockholders of 351.10 yen in the previous fiscal year.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales in each business segment include intersegment transactions.

Business Segment Information

	Fiscal Year Ended
	March 31
	2008	2009	Percent change
	(Yen in billions)

Sales and operating revenue
Consumer Products & Devices	4,914.0	4,031.5	−18.0%
Networked Products & Services	2,120.7	1,755.6	−17.2
B2B & Disc Manufacturing	614.9	560.0	−8.9
Pictures	857.9	717.5	−16.4
Music	228.7	387.1	+69.3
Financial Services	581.1	538.2	−7.4
All Other	359.5	318.4	−11.4
Corporate and Elimination	(805.4)	(578.3)	—

Consolidated	8,871.4	7,730.0	−12.9

	Fiscal Year Ended
	March 31
	2008	2009	Percent change
	(Yen in billions)

Operating income (loss)
Consumer Products & Devices	230.1	(115.1)	—%
Networked Products & Services	(77.6)	(87.4)	—
B2B & Disc Manufacturing	64.5	6.5	−90.0
Pictures	58.5	29.9	−48.9
Music	35.1	27.8	−20.6
Financial Services	22.6	(31.2)	—
Equity in net loss of Sony Ericsson	79.5	(30.3)	—
All Other	10.3	(4.2)	—

Sub-Total	423.0	(203.9)	—
Corporate and Elimination	52.3	(23.9)	—

Consolidated	475.3	(227.8)	—

Consumer Products & Devices

Sales for the fiscal year ended March 31, 2009 decreased by 882.5 billion yen, or 18.0 percent year-on-year, to 4,031.5 billion yen. Sales to outside customers decreased 15.1 percent compared with the prior fiscal year. This decrease was mainly due to unfavorable foreign currency exchange rates, deterioration in the business environment brought on by the slowing global economy, and the intensification of price competition. With regard to products within the CPD segment, while LCD televisions saw higher sales due to increased unit sales, sales decreased significantly for products such as home-use video cameras and compact digital cameras. The absence of the previous year’s sales of LCD rear-projection televisions and CRT televisions, both businesses that Sony has exited, also contributed to the decrease in sales for the fiscal year ended March 31, 2009.

Operating loss of 115.1 billion yen was recorded for the fiscal year ended March 31, 2009, compared to income of 230.1 billion yen for the previous fiscal year. This decrease was primarily due to unfavorable foreign currency exchange rates, the higher cost of sales ratio due to intensified price competition, a decrease in sales due to deterioration in the business environment and an increase in selling, general and administrative expenses due to higher restructuring charges. Restructuring charges were 49.3 billion yen compared with 33.6 billion yen recorded for the fiscal year ended March 31, 2008. Products contributing to the significant decrease in the operating results included compact digital cameras, LCD televisions and home-use video cameras.

Additionally, a portion of the provision of the 51.2 billion yen charges recorded in the fiscal year ended March 31, 2007 related to notebook computer battery pack recalls and the subsequent global replacement program totaling 2.3 billion yen was reversed in the fiscal year ended March 31, 2009, compared to 15.7 billion yen reversed in the previous fiscal year, which was recorded in selling, general and administrative expenses. An additional provision was recorded during the previous fiscal year for free repair expenses relating to Sony products and the products of other companies containing Sony-made CCDs, but there was no such provision recorded in the fiscal year ended March 31, 2009.

Below are the sales to outside customers by product category and unit sales of major product categories:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal Year Ended March 31
	2008		2009		Percent change
		(Yen in millions)

Televisions	1,357,116	(32.0)	1,275,692	(35.5)	−6.0%
Digital Imaging	1,113,407	(26.3)	863,837	(24.0)	−22.4
Audio and Video	644,475	(15.2)	555,706	(15.5)	−13.8
Semiconductors	321,032	(7.6)	267,167	(7.4)	−16.8
Components	788,004	(18.6)	623,931	(17.3)	−20.8
Other	14,513	(0.3)	10,900	(0.3)	−24.9

CPD Total	4,238,547	(100.0)	3,597,233	(100.0)	−15.1

Unit sales of major product categories

	Fiscal Year Ended
	March 31
	2008	2009	Unit change	Percent change
	(Units in millions)

LCD televisions within Televisions	10.6	15.2	+4.6	+43.4%
Home-use video cameras within Digital Imaging	7.7	6.2	−1.5	−19.5
Compact digital cameras within Digital Imaging	23.5	22.0	−1.5	−6.4
DVD recorders within Audio and Video	1.7	1.2	−0.5	29.4
DVD players within Audio and Video	8.5	9.7	+1.2	+14.1

Networked Products & Services

Sales for the fiscal year ended March 31, 2009 decreased 365.0 billion yen, or 17.2 percent year-on-year, to 1,755.6 billion yen. Sales to outside customers decreased 17.5 percent compared with the prior fiscal year. This decrease was mainly due to a decrease in sales in the game business and of PCs.

Sales in the game business decreased year-on-year, primarily as a result of unfavorable foreign currency exchange rates as well as a decrease in unit sales of PS2 hardware and software. PCs sales decreased mainly due to a decline in unit selling prices and unfavorable foreign currency exchange rates despite an increase in unit sales.

Operating loss of 87.4 billion yen was recorded, a deterioration of 9.8 billion yen year-on-year, mainly due to a deterioration in operating results in PCs, while operating results in the game business improved.

The deterioration in operating results for PCs was mainly due to a decline in unit selling price and unfavorable foreign currency exchange rates. In the game business, the improvement in the operating results was mainly due to PS3 hardware cost reductions and increased PS3 software sales despite the impact of the decrease in sales in the PS2 hardware and software.

Below are the sales to outside customers by product category, unit sales of each platform within the Game category, and unit sales of major products within the PC and Other Networked Businesses category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal Year Ended March 31
	2008		2009		Percent change
	(Yen in millions)

Game	1,219,004	(59.7)	984,855	(58.5)	−19.2%
PC and Other Networked Businesses	823,556	(40.3)	699,903	(41.5)	−15.0

NPS Total	2,042,560	(100.0)	1,684,758	(100.0)	−17.5

Unit sales of each platform within the Game category

	Fiscal Year Ended
	March 31
	2008	2009	Unit change	Percent change
	(Units in millions)

Hardware
PlayStation®3	9.1	10.1	+1.0	+11.0%
PSP®(PlayStation®Portable)	13.8	14.1	+0.3	+2.2
PlayStation®2	13.7	7.9	−5.8	−42.3
Software*
PlayStation®3	57.9	103.7	+45.8	+79.1
PSP®(PlayStation®Portable)	55.5	50.3	−5.2	−9.4
PlayStation®2	154.0	83.5	−70.5	−45.8

* Network downloaded software is not included within unit software sales in the table above.

Unit sales of major products within the PC and Other Networked Businesses category

	Fiscal Year Ended
	March 31
	2008	2009	Unit change	Percent change
	(Units in millions)

PCs	5.2	5.8	+0.6	+11.5%
Flash memory digital audio players	5.8	7.0	+1.2	+20.7

B2B & Disc Manufacturing

Sales for the fiscal year ended March 31, 2009 decreased 54.9 billion yen, or 8.9 percent year-on-year, to 560.0 billion yen. Sales to outside customers decreased 13.5 percent year-on-year. This decrease was primarily due to unfavorable foreign currency exchange rates and a decrease in sales of broadcast- and professional-use products in developed countries reflecting deterioration in the business environment brought on by the slowing global economy. Unit selling price declines in the disc manufacturing business also contributed to the decrease in overall segment sales.

Operating income decreased 58.1 billion yen, or 90.0 percent year-on-year, to 6.5 billion yen. This decrease was primarily due to deterioration in the profitability of broadcast- and professional-use products and in the disc manufacturing business brought on by the factors noted above.

Total for the CPD, NPS and B2B & Disc Segments

Inventory

Total inventory for the CPD, NPS and B2B & Disc segments, as of March 31, 2009, was 744.3 billion yen.

Sales to Outside Customers by Geographic Area

Regarding sales to outside customers by geographic area within the CPD, NPS and B2B & Disc segments, total combined sales decreased by 13 percent in Japan, 20 percent in the U.S., 18 percent in Europe, and 11 percent in Other Areas.

In Japan, sales of products such as Blu-ray Disc recorders increased while sales of products such as CCDs and CMOS image sensors, PCs and sales at a contactless integrated circuit card business decreased. In the U.S., sales of products and services in the game business and products such as compact digital cameras and PCs decreased. In Europe, sales of products such as digital SLR cameras increased while sales of products and services in the game business and products such as home-use video cameras and PCs decreased. In Other Areas, sales of products such as LCD televisions increased while sales of products such as CRT televisions, a business from which Sony has already withdrawn, home-use video cameras, compact digital cameras and home audio systems decreased.

Manufacturing by Geographic Area

Approximately 45 percent of the CPD, NPS, B2B & Disc segments’ combined total annual production during the fiscal year ended March 31, 2009 took place in Japan, including the production of compact digital cameras, home-use video cameras, LCD televisions, PCs, semiconductors and components such as batteries and memory sticks. Approximately 60 percent of the annual production in Japan was destined for other countries. China accounted for approximately 15 percent of total annual production, approximately 70 percent of which was destined for other countries. Asia, excluding Japan and China, accounted for approximately 10 percent of total annual production, with approximately 50 percent destined for Japan, the Americas and Europe. The Americas and Europe together accounted for approximately 25 percent of total annual production, most of which was destined for local distribution and sale.

Pictures

Pictures segment results presented below are a yen-translation of the results of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis”.

Sales for the fiscal year ended March 31, 2009 decreased by 140.4 billion yen, or 16.4 percent year-on-year, to 717.5 billion yen. On a U.S. dollar basis, sales for the fiscal year in the Pictures segment decreased by approximately 360.7 million U.S. dollars (approximately 5 percent) year-on-year. Motion picture revenues decreased primarily due to lower home entertainment revenues of new release and catalog product. This decrease was due to an accelerated contraction in the market, brought on principally by the global economic downturn as well as fewer films being sold into the home entertainment market. The decrease in motion picture sales was partially offset by higher theatrical revenues driven by the successful film slate for fiscal year ended March 31, 2009, which included Hancock, Quantum of Solace and Paul Blart: Mall Cop. Total home entertainment revenues decreased by approximately 500 million U.S. dollars while theatrical revenues increased by approximately 266 million U.S. dollars as compared to the previous fiscal year. Sales for the fiscal year ended March 31, 2008 in the Pictures segment also benefited from the sale of a bankruptcy claim against KirchMedia GmbH & Co. KGaA (“KirchMedia”), a former licensee of motion picture and television product. Television revenues increased by approximately 101 million U.S. dollars year-on-year due to increased advertising revenue from several international channels.

Operating income decreased by 28.6 billion yen, or 48.9 percent year-on-year, to 29.9 billion yen and the operating margin decreased from 6.8 percent to 4.2 percent. On a U.S. dollar basis, operating income decreased by approximately 234.0 million U.S. dollars (approximately 43 percent) year-on-year. Operating income for the segment decreased primarily due to the lower home entertainment revenues and the absence of the previous fiscal year’s sale of the bankruptcy claim against KirchMedia. Operating income from motion picture product decreased by approximately 139 million U.S. dollars reflecting the negative impact of the lower home entertainment revenues. Operating income from television product increased by approximately 70 million U.S. dollars reflecting the benefit of the higher advertising revenues noted above as well as higher equity income, partially due to the gain recorded by an equity affiliate from the sale of a European cable television channel. Results for the fiscal year were also negatively impacted by 53 million U.S. dollars of restructuring charges.

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

Music

Music segment results presented below include the yen-translated results of SME, a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of SMEJ, a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV, a 50 percent owned U.S.-based consolidated joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales for the fiscal year ended March 31, 2009 increased by 158.4 billion yen, or 69.3 percent year-on-year, to 387.1 billion yen. The increase in sales is mainly due to the consolidation of SME on October 1, 2008.

During the six-month period ended March 31, 2009, sales at SME were 169.3 billion yen. On a pro forma basis, this represents a 16 percent decrease on a U.S. dollar basis compared with the same six months of the previous fiscal year when sales of SME were not consolidated. Revenues were negatively impacted by unfavorable foreign currency exchange rates and the accelerated decline of the worldwide physical music market resulting from the global economic slowdown. Best selling albums that contributed to sales during the six months ended March 31, 2009 included AC/DC’s Black Ice, Beyoncé’s I AM... SASHA FIERCE, P!nk’s Funhouse and Britney Spears’ Circus.

Sales at SMEJ decreased year-on-year, mainly due to a decrease in album sales resulting from a continuing decline in the physical music market. SMEJ’s best-selling albums during the fiscal year ended March 31, 2009 included I LOVED YESTERDAY by YUI, My song Your song by ikimono-gakari and VOICE by Mika Nakashima.

Operating income decreased by 7.2 billion yen, or 20.6 percent year-on-year, to 27.8 billion yen. Operating income for the segment decreased primarily due to lower results for both SME and SMEJ. The results of SME for the fiscal year ended March 31, 2009 include equity in net loss of SONY BMG of 6.0 billion yen for the six-months ended September 30, 2008 and operating income for the six-month period ended March 31, 2009 of 13.7 billion yen, which totaled 7.7 billion yen of operating income on a combined basis for the full fiscal year. In comparison, the previous year’s results included 10.0 billion yen of equity in net income for Sony’s then 50 percent share of SONY BMG. On a pro forma basis, the 13.7 billion yen operating income for the six-month period ended March 31, 2009 represents a 30 percent decrease compared to the operating income for the comparable period of the previous fiscal year when the results of SONY BMG were not consolidated. This decrease was due to lower sales, higher restructuring charges and unfavorable foreign currency exchange rates.

Operating income at SMEJ decreased approximately 10 percent year-on-year, mainly due to a decrease in album sales.

Financial Services

The results of Sony Life discussed below on the basis of U.S. GAAP differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial service revenue for the fiscal year ended March 31, 2009 decreased by 42.9 billion yen, or 7.4 percent year-on-year, to 583.2 billion yen due to a decrease in revenue at Sony Life. Revenue at Sony Life was 430.5 billion yen, a 33.5 billion yen or 7.2 percent decrease year-on-year. Revenue decreased year-on-year due to an increase of net valuation losses from convertible bonds and an increase of impairment losses on equity securities in the general account and an increase of net losses from investments in the separate account, as a result of a decline in the Japanese stock market during this fiscal year that was larger than the decline in the previous fiscal year. Partially offsetting this was an increase in revenue from insurance premiums reflecting a higher policy amount in force.

Operating loss of 31.2 billion yen was recorded compared to operating income of 22.6 billion yen in the previous fiscal year. This decrease was mainly due to a deterioration in profitability at Sony Life. The operating loss at Sony Life was 29.8 billion yen, compared to operating income of 11.5 billion yen in the previous fiscal year. This deterioration of profitability was mainly due to increased net valuation losses from convertible bonds and impairment losses on equity securities in the general account and the additional recording of policy reserves for variable life insurance products in the separate account, as a result of the significant decline in the Japanese stock market. This increase in losses more than offset the contribution from increased revenue from insurance premiums at Sony Life.

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

	Fiscal Year Ended March 31
Financial Services segment	2008	2009
	(Yen in millions)

Financial service revenue	581,121	538,206
Financial service expenses	558,488	567,567
Equity in net income (loss) of affiliated companies	—	(1,796)

Operating income (loss)	22,633	(31,157)
Other income (expenses), net	(383)	28

Income (loss) before income taxes	22,250	(31,129)
Income taxes and other	11,908	(6,922)

Net income (loss) attributable to Sony Corporation’s stockholders	10,342	(24,207)

	Fiscal Year Ended March 31
Sony without the Financial Services segment	2008	2009
	(Yen in millions)

Net sales and operating revenue	8,324,828	7,212,492
Costs and expenses	7,974,630	7,387,236
Equity in net income (loss) of affiliated companies	100,817	(23,313)

Operating income (loss)	451,015	(198,057)
Other income (expenses), net	100,479	58,254

Income (loss) before income taxes	551,494	(139,803)
Income taxes and other	194,190	(61,219)

Net income (loss) attributable to Sony Corporation’s stockholders	357,304	(78,584)

	Fiscal Year Ended March 31
Consolidated	2008	2009
	(Yen in millions)

Financial service revenue	553,216	523,307
Net sales and operating revenue	8,318,198	7,206,686

	8,871,414	7,729,993
Costs and expenses	8,496,932	7,932,667
Equity in net income (loss) of affiliated companies	100,817	(25,109)

Operating income (loss)	475,299	(227,783)
Other income (expenses), net	91,835	52,828

Income (loss) before income taxes	567,134	(174,955)
Income taxes and other	197,699	(76,017)

Net income (loss) attributable to Sony Corporation’s stockholders	369,435	(98,938)

Sony Ericsson

Sony Ericsson’s operating results are accounted for under the equity method and are not consolidated in Sony’s consolidated financial statements, as Sony Corporation’s ownership percentage of Sony Ericsson is 50 percent. Sony Ericsson aggregates the results of its worldwide subsidiaries on a euro basis. However, Sony believes that the following disclosure provides additional useful analytical information to investors regarding Sony’s operating performance.

Sony Ericsson’s sales for the year ended March 31, 2009 decreased by 2,415 million euro or 19.0 percent year-on-year, to 10,278 million euro, mainly due to lower volumes as a result of the global economic slowdown. A total of 88.8 million units were shipped during the year ended March 31, 2009 compared to 103.9 million units during the prior year. A loss before taxes of 633 million euro was recorded, compared to income of 1,405 million euro in the previous year, primarily due to a less favorable product mix and price pressure, a decrease in unit shipments, as well as the recording of restructuring charges. As a result, Sony recorded equity in the net loss of 30.3 billion yen for the year ended March 31, 2009, compared to equity in net income of 79.5 billion yen for the previous year.

All Other

During the fiscal year ended March 31, 2009, sales within All Other were comprised mainly of a mobile phone OEM business in Japan and So-net.

Sales for the fiscal year ended March 31, 2009 decreased by 41.0 billion yen, or 11.4 percent year-on-year, to 318.4 billion yen. The decrease in sales is mainly due to a year-on-year decrease in sales at a mobile phone OEM business in Japan, partially offset by an increase in sales at So-net compared with the prior fiscal year.

In terms of operating performance, operating income for All Other decreased by 14.6 billion yen year-on-year, to a loss of 4.2 billion yen. This decrease was mainly due to the absence of a 10.0 billion yen gain on the sale of the urban entertainment complex “The Sony Center am Potsdamer Platz” in Berlin, Germany, recorded in the fiscal year ended March 31, 2008 and due to losses attributed to a goodwill impairment in the fiscal year ended March 31, 2009. This decrease was partially offset by a significant increase in operating income at a mobile phone OEM business in Japan and a slight increase in the operating income of So-net.

Restructuring

As the global economy experienced a sharp downturn following the autumn of 2008, the operating environment for Sony has become severe, with decreased demand, intensified pressure on pricing, and fluctuations in foreign exchange rates. In an attempt to cope with this environment, for the fiscal year ended March 31, 2009, Sony implemented restructuring initiatives to reform its operational structure with a priority on profitability and speed.

In the fiscal year ended March 31, 2009, Sony incurred 75.4 billion yen of restructuring charges, mainly within the CPD segment, compared with 47.3 billion yen for the fiscal year ended March 31, 2008. Of the 75.4 billion yen in restructuring charges, 56.4 billion yen was for personnel-related restructuring costs.

In the CPD segment, restructuring charges were 49.3 billion yen compared with 33.6 billion yen recorded for the fiscal year ended March 31, 2008. Restructuring efforts undertaken in the fiscal year ended March 31, 2009 included headcount reduction programs, initiatives to advance rationalization of manufacturing operations, shifting and aggregating manufacturing to lower cost countries and utilizing the services of OEMs and ODMs. As part of its restructuring efforts, Sony ceased production in February 2009 at Sony Technology Center — Pittsburgh, United States (where LCD televisions were manufactured), and in April 2009 at Sony France S.A. — Dax Technology Center (where tape and other recording media were manufactured).

As part of the above restructuring measures, Sony has undergone several headcount reduction programs to further reduce operating costs within its CPD segment. As a result of these programs, Sony recorded in the CPD segment restructuring charges related mainly to employee termination benefits totaling 37.9 billion yen in selling, general and administrative expenses in the consolidated statements of income for the fiscal year ended March 31, 2009.

Foreign Exchange Fluctuations and Risk Hedging

During the fiscal year ended March 31, 2009, the average value of the yen was 99.5 yen against the U.S. dollar, and 142.0 yen against the euro, which was 13.8 percent and 12.7 percent higher, respectively, year-on-year.

Sony’s consolidated results are subject to foreign currency rate fluctuations largely because the currency used in the countries where manufacturing takes place may be different from those where such products are sold. In order to reduce the risk caused by such fluctuations, Sony employs derivatives, including foreign exchange forward contracts and foreign currency option contracts, in accordance with a consistent risk management strategy. Such derivatives are used primarily to mitigate the effect of foreign currency exchange rate fluctuations on cash flows generated or anticipated by Sony Corporation and by its subsidiaries’ transactions and accounts receivable and payable denominated in foreign currencies.

SGTS in London provides integrated treasury services for Sony Corporation, its subsidiaries, and affiliated companies. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS for hedging their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. The concentration of foreign exchange exposures at SGTS means that, in effect, SGTS hedges most of the net foreign exchange exposure of Sony Corporation, its subsidiaries and affiliated companies. SGTS in turn enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of these transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures on average three months before the actual transactions take place. However, in certain cases SGTS partially hedges the projected exposures one month before the actual transactions take place when business requirements such as shorter production-sales cycles for certain products arise. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment. In the Financial Services segment, Sony uses derivatives for ALM and trading.

To minimize the effects of foreign exchange fluctuations on its financial results, particularly in the CPD and NPS segments, Sony seeks, when appropriate, to localize material and parts procurement, design and manufacturing operations in areas outside of Japan.

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

Assets, Liabilities and Stockholders’ Equity

Assets

Total assets as of March 31, 2010 increased by 852.6 billion yen, or 7.1 percent year-on-year, to 12,866.1 billion yen. Total assets as of March 31, 2010 in all segments excluding the Financial Services segment increased by 151.9 billion yen, or 2.4 percent year-on-year, to 6,522.8 billion yen. Total assets as of March 31, 2010 in the Financial Services segment increased by 671.5 billion yen, or 11.4 percent year-on-year, to 6,577.1 billion yen.

Current Assets

Current assets as of March 31, 2010 increased by 512.2 billion yen, or 14.1 percent year-on-year, to 4,132.9 billion yen. Current assets as of March 31, 2010 in all segments, excluding the Financial Services segment, increased by 277.9 billion yen, or 9.8 percent, to 3,119.3 billion yen.

Cash and cash equivalents as of March 31, 2010 in all segments, excluding the Financial Services segment, increased 419.9 billion yen, or 74.3 percent year-on-year, to 984.9 billion yen. This was primarily due to an increase in operating cash flow as a result of the improvement in net income (loss) attributable to Sony Corporation’s stockholders and lower purchases of manufacturing equipment and lower investment levels. Refer to “Cash Flows” below.

Notes and accounts receivable, trade (net of allowance for doubtful accounts and sales returns) as of March 31, 2010, excluding the Financial Services segment, increased 40.5 billion yen, or 4.8 percent year-on-year, to 887.7 billion yen.

Other current assets as of March 31, 2010 in all segments, excluding the Financial Services segment, decreased 182.7 billion yen, or 12.8 percent, year-on-year to 1,243.3 billion yen, mainly due to a decrease in inventory.

Inventories as of March 31, 2010 decreased by 167.6 billion yen, or 20.6 percent, year-on-year to 645.5 billion yen primarily due to company-wide reduction efforts.

The inventory to cost of sales turnover ratio (based on the average of inventories at the end of each fiscal year and the previous fiscal year) was 1.79 months compared to 1.94 months at the end of the previous fiscal year. Sony considers this level of inventory to be appropriate in the aggregate.

Current assets as of March 31, 2010 in the Financial Services segment increased by 217.2 billion yen, or 26.1 percent, year-on-year to 1048.3 billion yen primarily due to business expansions at Sony Life and Sony Bank.

Investments and Advances

Investments and advances as of March 31, 2010 increased by 501.0 billion yen, or 10.4 percent year-on-year, to 5,299.4 billion yen.

Investments and advances as of March 31, 2010 in all segments, excluding the Financial Services segment, increased by 37.3 billion yen, or 11.0 percent, to 376.7 billion yen primarily due to valuation gains from securities and investments to establish a joint venture with Sharp to produce large-sized LCD panels.

Investments and advances as of March 31, 2010 in the Financial Services segment increased by 456.5 billion yen, or 10.1 percent, year-on-year to 4,967.1 billion yen. This increase was primarily due to the expansion of businesses of Sony Life and Sony Bank, such as an increase in investments mainly in Japanese fixed income securities by Sony Life, and in mortgage loans at Sony Bank. Also refer to “Investments” below.

Property, Plant and Equipment (after deduction of accumulated depreciation)

Property, plant and equipment as of March 31, 2010 decreased by 167.9 billion yen, or 14.3 percent year-on-year, to 1,008.0 billion yen. Property, plant and equipment as of March 31, 2010 in all segments, excluding the Financial Services segment, decreased by 171.9 billion yen, or 15.0 percent, year-on-year to 973.2 billion yen.

Capital expenditures (additions to property, plant and equipment) for the fiscal year ended March 31, 2010 decreased by 139.3 billion yen, or 42.0 percent year-on-year, to 192.7 billion yen. Factors other than capital expenditures contributing to the decrease in property, plant and equipment includes the recording of an impairment charge related to LCD television assets and the sale or disposal of assets due to the sale of certain factories.

Property, plant and equipment as of March 31, 2010 in the Financial Services segment increased by 3.9 billion yen, or 12.8 percent, year-on-year to 34.7 billion yen.

Other Assets

Other assets as of March 31, 2010 increased by 4.1 billion yen, or 0.2 percent, year-on-year to 2,115.8 billion yen primarily due to an increase in deferred tax assets, partially offset by a decrease in intangible assets.

Liabilities

Total current and long-term liabilities as of March 31, 2010 increased by 783.7 billion yen, or 8.9 percent year-on-year, to 9,580.6 billion yen. Total current and long-term liabilities as of March 31, 2010 in all segments, excluding the Financial Services segment, increased by 199.3 billion yen, or 5.5 percent, to 3,803.1 billion yen.

Total current and long-term liabilities in the Financial Services segment as of March 31, 2010 increased by 555.1 billion yen, or 10.4 percent, year-on-year to 5,894.5 billion yen.

Current Liabilities

Current liabilities as of March 31, 2010 increased by 249.0 billion yen, or 6.5 percent year-on-year, to 4,059.9 billion yen. Current liabilities as of March 31, 2010 in all segments excluding the Financial Services segment increased by 11.8 billion yen, or 0.5 percent, to 2,326.4 billion yen.

Short-term borrowings and the current portion of long-term debt as of March 31, 2010 in all segments, excluding the Financial Services segment, decreased by 200.9 billion yen, or 46.6 percent, year-on-year to 230.6 billion yen primarily as a result of the repayment of commercial paper (“CP”).

Notes and accounts payable, trade as of March 31, 2010 in all segments, excluding the Financial Services segment, increased by 258.2 billion yen, or 47.3 percent, year-on-year to 804.3 billion yen primarily due to year-on-year increases in the procurement of raw materials compared to the previous fiscal year which was impacted by the worldwide economic slowdown.

Current liabilities as of March 31, 2010 in the Financial Services segment increased by 221.2 billion yen, or 14.2 percent, to 1,773.8 billion yen, mainly due to an increase in deposits from customers at Sony Bank.

Long-term Liabilities

Long-term liabilities as of March 31, 2010 increased by 534.6 billion yen, or 10.7 percent year-on-year, to 5,520.6 billion yen.

Long-term liabilities as of March 31, 2010 in all segments, excluding the Financial Services segment, increased by 187.5 billion yen, or 14.5 percent, to 1,476.6 billion yen. In addition, long-term debt as of March 31, 2010 in all segments, excluding the Financial Services segment, increased by 307.8 billion yen, or 52.6 percent, to 893.4 billion yen. This was primarily due to issuances of long-term corporate bonds and borrowings from banks.

Long-term liabilities as of March 31, 2010 in the Financial Services segment increased by 333.9 billion yen, or 8.8 percent, to 4,120.7 billion yen. This was primarily due to an increase in policy amount in force at Sony Life.

Total Interest-bearing Debt

Total interest-bearing debt inclusive of long-term debt and short-term borrowings as of March 31, 2010 increased by 97.5 billion yen, or 8.8 percent year-on-year, to 1,208.8 billion yen. Total interest-bearing debt as of March 31, 2010 in all segments, excluding the Financial Services segment, increased by 106.9 billion yen, or 10.5 percent, to 1,124.0 billion yen.

Sony Corporation’s Stockholders’ Equity

Sony Corporation’s stockholders’ equity as of March 31, 2010 was virtually flat year-on-year at 2,965.9 billion yen. Retained earnings decreased by 65.9 billion yen, or 3.4 percent, year-on-year to 1,851.0 billion yen as a result of the recording of 40.8 billion yen in net loss attributable to Sony Corporation’s stockholders and dividend payments of 25.1 billion yen. Accumulated other comprehensive income improved by 64.4 billion yen, or 8.8 percent year-on-year, to a loss of 669.1 billion yen primarily due to the recording of 32.3 billion yen of unrealized gains on securities and 23.7 billion yen of pension liability adjustments. The ratio of Sony Corporation’s stockholders’ equity to total assets decreased 1.6 percentage points compared to the end of the previous fiscal year, from 24.7 percent to 23.1 percent.

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

Financial Services segment

	March 31
	2009	2010
	(Yen in millions)

ASSETS
Current assets:
Cash and cash equivalents	95,794	206,742
Marketable securities	463,809	576,129
Notes and accounts receivable, trade	13,380	10,099
Other	258,162	255,366

	831,145	1,048,336
Investments and advances	4,510,668	4,967,125
Property, plant and equipment	30,778	34,725
Other assets:
Deferred insurance acquisition costs	400,412	418,525
Other	132,654	108,421

	533,066	526,946

	5,905,657	6,577,132

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	65,636	86,102
Notes and accounts payable, trade	16,855	13,709
Deposits from customers in the banking business	1,326,360	1,509,488
Other	143,781	164,545

	1,552,632	1,773,844
Long-term liabilities:
Long-term debt	97,296	42,536
Accrued pension and severance costs	10,889	12,144
Future insurance policy benefits and other	3,521,060	3,876,292
Other	157,520	189,681

	3,786,765	4,120,653
Sony Corporation’s stockholders’ equity	565,135	681,500
Noncontrolling interests	1,125	1,135

	5,905,657	6,577,132

Sony without the Financial Services segment

	March 31
	2009	2010
	(Yen in millions)

ASSETS
Current assets:
Cash and cash equivalents	564,995	984,866
Marketable securities	3,103	3,364
Notes and accounts receivable, trade	847,214	887,694
Other	1,426,045	1,243,345

	2,841,357	3,119,269
Film costs	306,877	310,065
Investments and advances	339,389	376,669
Investments in Financial Services, at cost	116,843	116,843
Property, plant and equipment	1,145,085	973,226
Other assets	1,621,396	1,626,764

	6,370,947	6,522,836

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	431,536	230,631
Notes and accounts payable, trade	546,125	804,336
Other	1,336,947	1,291,481

	2,314,608	2,326,448
Long-term liabilities:
Long-term debt	585,636	893,418
Accrued pension and severance costs	354,817	283,382
Other	348,684	299,808

	1,289,137	1,476,608
Sony Corporation’s stockholders’ equity	2,727,562	2,662,712
Noncontrolling interests	39,640	57,068

	6,370,947	6,522,836

Consolidated

	March 31
	2009	2010
	(Yen in millions)

ASSETS
Current assets:
Cash and cash equivalents	660,789	1,191,608
Marketable securities	466,912	579,493
Notes and accounts receivable, trade	853,454	891,625
Other	1,639,480	1,470,146

	3,620,635	4,132,872
Film costs	306,877	310,065
Investments and advances	4,798,430	5,299,393
Property, plant and equipment	1,175,863	1,007,951
Other assets:
Deferred insurance acquisition costs	400,412	418,525
Other	1,711,294	1,697,308

	2,111,706	2,115,833

	12,013,511	12,866,114

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	451,155	284,607
Notes and accounts payable, trade	560,795	817,118
Deposits from customers in the banking business	1,326,360	1,509,488
Other	1,472,590	1,448,712

	3,810,900	4,059,925
Long-term liabilities:
Long-term debt	660,147	924,207
Accrued pension and severance costs	365,706	295,526
Future insurance policy benefits and other	3,521,060	3,876,292
Other	439,096	424,609

	4,986,009	5,520,634
Sony Corporation’s stockholders’ equity	2,964,653	2,965,905
Noncontrolling interests	251,949	319,650

	12,013,511	12,866,114

Investments

The following table contains available-for-sale and held-to-maturity securities, including the breakdown of unrealized gains and losses by investment category.

	March 31, 2010
				Fair
		Unrealized	Unrealized	Market
	Cost	Gain	Loss	Value
	Yen in millions

Financial Services Business:
Available-for-sale
Debt securities
Sony Life	1,068,445	30,557	(979)	1,098,023
Sony Bank	856,597	8,411	(9,108)	855,900
Other	12,573	57	(1)	12,629
Equity securities
Sony Life	54,897	14,786	(761)	68,922
Sony Bank	7,848	978	—	8,826
Other	370	5,821	—	6,191
Held-to-maturity
Debt securities
Sony Life	2,283,559	2,627	(31,010)	2,255,176
Sony Bank	15,699	579	—	16,278
Other	55,460	625	(57)	56,028

Total Financial Services	4,355,448	64,441	(41,916)	4,377,973

Non-Financial Services:
Available-for-sale securities	44,196	53,087	(2,711)	94,572
Held-to-maturity securities	1	1	(1)	1

Total Non-Financial Services	44,197	53,088	(2,712)	94,573

Consolidated	4,399,645	117,529	(44,628)	4,472,546

As of March 31, 2010, Sony Life had debt and equity securities which had gross unrealized losses of 32.0 billion yen and 0.8 billion yen, respectively. Of the unrealized loss amounts recorded by Sony Life, approximately 60.1 percent related to securities being in an unrealized loss position for a period longer than 12 months as of March 31, 2010. These securities primarily consist of Japanese government bonds classified as held-to-maturity securities. Sony Life principally invests in debt securities in various industries. Almost all of these securities were rated “BBB” or higher by Standard & Poor’s, Moody’s or other rating agencies.

As of March 31, 2010, Sony Bank had debt securities which had gross unrealized losses of 9.1 billion yen. Of the unrealized losses recorded by Sony Bank, approximately 94.8 percent related to securities being in an unrealized loss position for a period longer than 12 months as of March 31, 2010. Sony Bank principally invests in Japanese government bonds, Japanese corporate bonds and foreign bonds. Almost all of these securities were rated “BBB” or higher by Standard & Poor’s, Moody’s or other rating agencies.

These unrealized losses related to numerous investments, with no single investment being in a material unrealized loss position for longer than 12 months. In addition, there was no individual security with unrealized losses that met the test for impairment as the declines in value were observed to be small both in amounts and percentage, and therefore, the decline in value for those investments was still determined to be temporary in nature.

For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2010 (32.0 billion yen), maturity dates vary as follows:

• Within 1 year:	0.1 percent
• 1 to 5 years:	—
• 5 to 10 years:	0.1 percent
• above 10 years:	99.8 percent

For fixed maturity securities with unrecognized losses held by Sony Bank as of March 31, 2010 (9.1 billion yen), maturity dates vary as follows:

• Within 1 year:	5.5 percent
• 1 to 5 years:	66.6 percent
• 5 to 10 years:	0.3 percent
• above 10 years:	27.6 percent

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other issued by a number of non-public companies. The aggregate carrying amount of the investments in non-public companies as of March 31, 2010 was 70.7 billion yen. A non-public equity investment is primarily valued at cost if fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other-than-temporary, the impairment of the investment is recognized immediately and the carrying value is reduced to its fair value.

For the fiscal years ended March 31, 2008, 2009 and 2010, total realized impairment losses were 37.1 billion yen, 45.6 billion yen and 5.5 billion yen, respectively, of which 24.0 billion yen, 41.2 billion yen and 2.6 billion yen, respectively, were recorded in financial service revenue by the subsidiaries in the Financial Services segment. Realized impairment losses recorded other than by subsidiaries in the Financial Services segment in each of the three fiscal years were reflected in non-operating expenses and primarily relate to certain strategic investments in non-financial services businesses. These investments primarily relate to certain strategic investments in Japan and the U.S. with which Sony has strategic relationships for the purposes of developing and marketing new technologies. Impairment losses were recorded for each of the three fiscal years as certain companies failed to successfully develop and market such technology, resulting in the operating performance of these companies being more unfavorable than previously expected. As a result the decline in the fair value of these companies was judged as other-than-temporary. None of these impairment losses was individually material to Sony.

Upon determination that the value of an investment is impaired, the value of the investment is written down to its fair value. For an investment where the quoted price is available in an active market, fair value is determined based on unadjusted quoted prices as of the date on which the impairment determination is made. For investments where the quoted price is not available in an active market, fair value is usually determined based on quoted prices of securities with similar characteristics or measured through the use of various methodologies such as pricing models, discounted cash flow techniques or similar techniques that require significant management judgment or estimation of assumptions that market participants would use in pricing the investments. The impairment losses that were recorded in each of the three fiscal years related to the unique facts and circumstances of each individual investment and did not significantly impact other investments.

Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. Sony Life and Sony Bank account for approximately 78 percent and 20 percent of the investments in the Financial Services segment, respectively.

Contractual obligations, commitments, and contingent liabilities

The following table summarizes Sony’s contractual obligations and commitments as of March 31, 2010. The references to the notes below refer to the corresponding notes within the notes to the consolidated financial statements.

		Less than	1 to 3	3 to 5	More than
	Total	1 year	years	years	5 years

	(Yen in millions)

Contractual Obligations and Commitments:
Short-term debt (Note 11)	48,785	48,785	—	—	—
Long-term debt (Notes 8 and 11)
Capital lease obligations	35,013	7,131	8,943	4,287	14,652
Other long-term debt	1,125,016	228,691	373,851	348,121	174,353
Interest on other long-term debt	50,836	12,592	20,110	11,878	6,256
Minimum rental payments required under operating leases (Note 8)	184,083	40,715	56,050	32,148	55,170
Purchase commitments (Note 26)
Purchase commitments for property, plant and equipment	33,008	32,987	21	—	—
Expected cost for the production or purchase of motion pictures and television programming or certain rights	130,021	37,479	41,811	26,432	24,299
Long-term contracts with recording artists and companies	44,443	16,570	14,577	8,726	4,570
Other purchase commitments	97,617	46,645	28,849	17,844	4,279
Future insurance policy benefits and other in the life insurance business* (Note 10)	11,302,972	309,934	647,039	690,610	9,655,389
Gross unrecognized tax benefits** (Note 21)	229,228	167	—	—	—

Total	13,281,022	781,696	1,191,251	1,140,046	9,938,968

* Future insurance policy benefits and other in the life insurance business is the estimated future cash payments to be made to policy holders and others for future policy benefits, policyholders’ account balances, policyholders’ dividends, separate account liabilities and others. These cash payments are based upon assumptions including morbidity, mortality, withdrawals and other factors. Amounts presented in the above table are undiscounted. The sum of the cash payments of 11,303.0 billion yen exceeds the corresponding liability amounts of 3,858.4 billion yen included in the consolidated financial statements principally due to the time value of money (please refer to Note 10 to the notes to the consolidated financial statements).

** The total amounts represent the liability for gross unrecognized tax benefits in accordance with the accounting guidance for uncertain tax positions. Sony estimates 167 million yen of the liability is expected to be settled within one year. The settlement period for the remaining portion of the liability, which totaled 229.1 billion yen, cannot be reasonably estimated due to the uncertainty associated with the timing of the settlements with the various taxing authorities (please refer to Note 21 to the notes to the consolidated financial statements).

The following items are not included in either the above table or the total amount of commitments outstanding at March 31, 2010:

•	The total amount of expected future pension payments is not included as such amount is not currently determinable. Sony expects to contribute approximately 33 billion yen to Japanese pension plans and approximately 17 billion yen to foreign pension plans during the fiscal year ending March 31, 2011 (please refer to Note 15 to the notes to the consolidated financial statements).

•	The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included as it is not foreseeable what loans will be incurred under such line of credit. The total unused portion of the line of credit extended under these contracts was 176.6 billion yen as of March 31, 2010 (please refer to Note 26 to the notes to the consolidated financial statements).

•	Purchases are made during the ordinary course of business from certain component manufacturers and contract manufacturers in order to establish the best pricing and continuity of supply for Sony’s production and are not included in the above table as there are typically no binding purchase obligations. Purchase obligations are defined as contractual obligations to purchase goods or services that are enforceable and legally binding on Sony. These obligations specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations do not include contracts that may be cancelled without penalty. Sony enters into arrangements with certain component manufacturers whereby Sony procures goods and services, including product components, for these component manufacturers and is reimbursed for the related purchases. Sony’s supply chain management allows for flexible and mutually beneficial purchase arrangements with these manufacturers in order to minimize inventory risk. Consistent with industry practice, Sony purchases processed goods that meet technical criteria from these component manufacturers after issuing to these manufacturers information on Sony’s projected demand and manufacturing needs. Further, in connection with the sale of its LCD television manufacturing operations in Mexico during the fiscal year ended March 31, 2010, Sony entered into an agreement with the buyer, a contract manufacturer, to purchase certain LCD televisions in the future. The initial term of the agreement is for one year. In this agreement, Sony agreed to purchase a specified share of the LCD televisions that Sony sells in certain markets, including the U.S. market. However, there is no binding purchase obligation as the specified share and pricing terms only apply to actual sales.

In order to fulfill its commitments, Sony will use existing cash, cash generated by its operating activities, and intra-group borrowings, where possible. Further, Sony may raise funds through bonds, CP programs and committed lines of credit from banks, when necessary.

The following table summarizes Sony’s contingent liabilities as of March 31, 2010.

Total Amounts of
Contingent Liabilities

Contingent Liabilities: (Note 26)	(Yen in millions )
Loan guarantees to a creditor of the third party investor	27,912
Guarantees for a portion of Sony Ericsson’s debt	18,738
Other	35,726

Total contingent liabilities	82,376

Off-Balance Sheet Arrangements

Sony has certain off-balance sheet arrangements that provide liquidity, capital resources and/or credit risk support.

Sony has established several accounts receivable sales programs in Japan whereby Sony can sell up to 50.0 billion yen of eligible trade accounts receivable in the aggregate at any one time. Through these programs, Sony can sell receivables to qualified special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. These transactions are accounted for as sales in accordance with the accounting guidance for transfers and servicing of financial assets and extinguishments of liabilities, because Sony has relinquished control of the receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2008, 2009 and 2010 were 181.4 billion yen, 130.8 billion yen and 109.3 billion yen, respectively. Losses from these transactions were insignificant. In addition to the cash proceeds from the sales transactions above, net cash flows between the qualified special purpose entities and Sony, including servicing fees, in the fiscal years ended March 31, 2008, 2009 and 2010 related to these transactions were insignificant. Although Sony continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

A subsidiary of the Financial Services segment has established several receivables sales programs whereby the subsidiary can sell up to 23.0 billion yen of eligible receivables in the aggregate at any one time. Through these programs, the subsidiary can sell receivables to qualified special purpose entities owned and operated by banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. These transactions are accounted for as sales in accordance with the accounting guidance for transfers and servicing of financial assets and extinguishments of liabilities, since the subsidiary has relinquished control of the receivables. Total receivables sold during the fiscal years ended March 31, 2008, 2009 and 2010 were 113.8 billion yen, 166.1 billion yen and 183.8 billion yen, respectively. Losses from these transactions were insignificant. In addition to the cash proceeds from the sales transactions above, net cash flows between the qualified special purpose entities and Sony, including servicing fees, in the fiscal years ended March 31, 2008, 2009 and 2010 related to these transactions were insignificant. Although the subsidiary continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded, as the costs of collection of the sold receivables are insignificant.

During the fiscal year ended March 31, 2010, Sony established an accounts receivable sales program in the United States. Through this program, a newly created special purpose entity, which is consolidated by a U.S. subsidiary, can sell up to 450 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank. These transactions are accounted for as a sale in accordance with the accounting guidance for transfers and servicing of financial assets and extinguishments of liabilities, because Sony has relinquished control of the receivables. Total trade accounts receivables sold during the fiscal year ended March 31, 2010 were 258.1 billion yen (2,893 million U.S. dollars). Losses from these transactions were insignificant. In addition to the cash proceeds from the sales transactions above, net cash flows between the special purpose entity which is consolidated by Sony and the commercial bank, including servicing fees, in the fiscal year ended March 31, 2010 related to these transactions were insignificant. Although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold or contributed receivables are insignificant.

Sony has, from time to time, entered into various arrangements with variable interest entities (“VIEs”). These arrangements include facilities which provide for the leasing of certain property, the financing of film production, the U.S. based music publishing business, several joint ventures in the recorded music business and the outsourcing of manufacturing operations. In several of the arrangements in which Sony holds significant variable interests, Sony is the primary beneficiary and therefore consolidates these VIEs. Arrangements in which Sony holds significant variable interests in VIEs but Sony is not the primary beneficiary and therefore does not consolidate are described as follows:

A subsidiary in the Pictures segment entered into a joint venture agreement with a VIE to acquire the international distribution rights, as defined, to 12 pictures. The subsidiary is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees, each as defined. The VIE was capitalized with total financing of 406 million U.S. dollars. Of this amount, 11 million U.S. dollars was contributed by the subsidiary, 95 million U.S. dollars was provided by unrelated third party investors and the remaining funding was provided through a 300 million U.S. dollar bank credit facility. Under the agreement, the subsidiary’s 11 million U.S. dollars equity investment is the last equity to be repaid. Based on the factors above, it was previously determined that the subsidiary was the primary beneficiary as it was projected to absorb the majority of the losses or residual returns. As of March 31, 2009, the bank credit facility had been terminated and the third party investors have been repaid their 95 million U.S. dollar investment. On May 11, 2009, the subsidiary repurchased from the VIE the international distribution rights to the 12 pictures and the VIE received a participation interest in these films on identical financial terms to those described above. As a result of repurchasing the international distribution rights from the VIE, Sony determined that the subsidiary is no longer the primary beneficiary as it is not projected to absorb the majority of the losses or residual returns of the VIE. No gain or loss was recognized by the subsidiary on the deconsolidation of the VIE. As of March 31, 2010, the subsidiary’s balance sheet includes 316 million yen of film costs related to the international distribution rights acquired from the VIE and 1,647 million yen of participation liabilities due to the VIE.

A subsidiary in the Pictures segment entered into two separate production/co-financing agreements with VIEs to co-finance 19 films that were released over the 31 months ended July 31, 2008. The subsidiary received 568 million U.S. dollars over the term of the agreements to fund the production or acquisition cost of films (including fees and expenses). Additionally, on January 9, 2007, the subsidiary entered into a third production/co-financing agreement with another VIE to co-finance a majority of the films to be submitted through March 2012. The subsidiary has received a commitment from the third VIE that it will fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). As of March 31, 2010, 14 films of the subsidiary have been released and approximately 392 million U.S. dollars have been funded by the third VIE. Under all three agreements, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIEs share in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. As the subsidiary did not make any equity investment in these three VIEs nor issue any guarantees with respect to the VIEs, the subsidiary does not absorb the majority of the losses or residual returns, and therefore does not qualify as the primary beneficiary for any of the VIEs. As of March 31, 2010, there are no amounts recorded on the subsidiary’s balance sheet that relate to any of the VIEs other than the investors’ earned but unpaid share of the films’ net profits, as defined.

In January 2010, Sony sold approximately 90 percent of its interest in a Mexican subsidiary which primarily manufactured LCD televisions, as well as other assets including machinery and equipment of 4,520 million yen and inventory of 5,619 million yen, to a contract manufacturer. The continuing entity, which will perform this manufacturing going forward, was determined to be a VIE as it is thinly capitalized and dependent on funding from the parent entity. Sony was not considered to be the primary beneficiary as it is not expected to absorb the majority of the expected losses of the entity. In connection with the sale of Sony’s controlling interest in the subsidiary, Sony received 11,189 million yen and recorded a loss of 1,664 million yen during the fiscal year ended March 31, 2010. Concurrent with the sale, Sony entered into an agreement with the VIE and its parent company in which Sony agreed to purchase a significant share of the LCD televisions that Sony sells in certain markets, including the U.S. market. As of March 31, 2010, the amounts recorded on Sony’s balance sheet that relate to the VIE include accounts receivable-non trade of 6,991 million yen and accounts payable, trade of 30,263 million yen. Sony’s maximum exposure to losses is considered insignificant.

Refer to Note 23 to the notes to the consolidated financial statements for more information on variable interest entities.

Cash Flows
(The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009)

Operating Activities: During the fiscal year ended March 31, 2010, there was a net cash inflow of 912.9 billion yen from operating activities, an increase of 505.8 billion yen, or 124.2 percent year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 570.2 billion yen for the fiscal year ended March 31, 2010, an increase of 457.5 billion yen, or 406.0 percent year-on-year. The major cash inflow factors included a cash contribution from net income after taking into account depreciation and amortization (including amortization of film costs), an increase in notes and accounts payable, trade, and a decrease in inventories. This exceeded cash outflow, which included increases in film costs and in notes and accounts receivable, trade. Compared with the prior fiscal year, the net cash inflow increased mainly due to an increase in notes and accounts payable, trade in the fiscal year ended March 31, 2010 compared to a decrease in the prior fiscal year and lower tax payments. This increase was partially offset by an increase in notes and accounts receivable, trade in the fiscal year ended March 31, 2010 compared to a decrease in the prior fiscal year.

The Financial Services segment had a net cash inflow of 348.0 billion yen, an increase of 47.9 billion yen, or 16.0 percent year-on-year. For the fiscal year ended March 31, 2010, net cash inflow was generated primarily due to an increase in revenue from insurance premiums as a result of a steady increase in policy amount in force at Sony Life. Compared with the previous fiscal year, net cash inflow increased primarily reflecting the increase in revenue from insurance premiums at Sony Life.

Investing Activities: During the fiscal year ended March 31, 2010, Sony used 746.0 billion yen of net cash in investing activities, a decrease of 335.3 billion yen, or 31.0 percent year-on-year.

For all segments excluding the Financial Services segment, there was 247.9 billion yen of net cash used, a decrease of 239.5 billion yen, or 49.1 percent year-on-year. During the fiscal year ended March 31, 2010, net cash was used mainly for purchases of manufacturing equipment. The net cash used decreased year-on-year primarily as a result of lower investments in and purchases of manufacturing equipment, although the previous fiscal year benefited from proceeds generated mainly from the sale of semiconductor fabrication equipment.

The Financial Services segment used 475.7 billion yen of net cash, a decrease of 126.6 billion yen, or 21.0 percent year-on-year. Payments for investments and advances, carried out primarily at Sony Life and Sony Bank, where operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances. The net cash used within the Financial Services segment decreased year-on-year primarily due to a decrease in investments at Sony Bank.

In all segments excluding the Financial Services segment, net cash generated by operating and investing activities combined* for the fiscal year ended March 31, 2010 was 322.3 billion yen, an improvement of 697.1 billion yen compared to net cash used in the previous fiscal year.

Financing Activities: During the fiscal year ended March 31, 2010, 365.0 billion yen of net cash was provided by financing activities, an increase of 97.6 billion yen, or 36.5 percent year-on-year. For all segments excluding the Financial Services segment, there was a 98.6 billion yen net cash inflow, an increase of 88.7 billion yen, or 891.7 percent year-on year. This was primarily due to issuances of long-term corporate bonds and borrowings from banks in the fiscal year ended March 31, 2010, which were partially offset by net repayments of short-term borrowings including commercial paper. In June 2009, Sony Corporation issued domestic straight bonds totaling 220 billion yen in Japan with maturities ranging from 3 to 10 years. In the Financial Services segment, financing activities generated 238.6 billion yen of net cash, a decrease of 21.7 billion yen, or 8.3 percent year-on-year, primarily due to a decrease in short-term borrowings, net for the fiscal year ended March 31, 2010 compared to an increase for the prior fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2010 was 1,191.6 billion yen, an increase of 530.8 billion yen, or 80.3 percent compared with the balance as of March 31, 2009. The outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment was 984.9 billion yen, an increase of 419.9 billion yen, or 74.3 percent, compared with the balance as of March 31, 2009. Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of 788.5 billion yen of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at March 31, 2010. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 206.7 billion yen, an increase of 110.9 billion yen, or 115.8 percent, compared with the balance as of March 31, 2009.

* Sony has included the information for cash flow from operating and investing activities combined excluding the Financial Services segment’s activities, as management frequently monitors this financial measure, and believes this non-GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment. This information is derived from the reconciliations prepared in the section “Information of Cash Flows Separating Out the Financial Services Segment.” This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP. The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own. This measure may not be comparable to those of other companies. This measure has limitations, because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service. Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	Fiscal Year Ended March 31
	2009	2010
	(Billions of yen)

Net cash provided by operating activities reported in the consolidated statements of cash flows	407.2	912.9
Net cash used in investing activities reported in the consolidated statements of cash flows	(1,081.3)	(746.0)

	(674.1)	166.9
Less: Net cash provided by operating activities within the Financial Services segment	300.1	348.0
Less: Net cash used in investing activities within the Financial Services segment	(602.4)	(475.7)
Eliminations **	(3.0)	27.7

Cash flow from operating and investing activities combined excluding the Financial Services segment’s activities	(374.8)	322.3

** Eliminations primarily consist of intersegment loans and dividend payments. Intersegment loans are between Sony Corporation and Sony Financial International Inc. (“SFI”), an entity included within the Financial Services segment.

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

	Fiscal Year Ended March 31
Financial Services segment	2009	2010
	(Yen in millions)

Net cash provided by operating activities	300,096	348,033
Net cash used in investing activities	(602,368)	(475,720)
Net cash provided by financing activities	260,345	238,635

Net increase (decrease) in cash and cash equivalents	(41,927)	110,948
Cash and cash equivalents at beginning of the fiscal year	137,721	95,794

Cash and cash equivalents at end of the fiscal year	95,794	206,742

	Fiscal Year Ended March 31
Sony without the Financial Services segment	2009	2010
	(Yen in millions)

Net cash provided by operating activities	112,695	570,222
Net cash used in investing activities	(487,446)	(247,897)
Net cash provided by financing activities	9,947	98,644
Effect of exchange rate changes on cash and cash equivalents	(18,911)	(1,098)

Net increase (decrease) in cash and cash equivalents	(383,715)	419,871
Cash and cash equivalents at beginning of the fiscal year	948,710	564,995

Cash and cash equivalents at end of the fiscal year	564,995	984,866

	Fiscal Year Ended March 31
Consolidated	2009	2010
	(Yen in millions)

Net cash provided by operating activities	407,153	912,907
Net cash used in investing activities	(1,081,342)	(746,004)
Net cash provided by financing activities	267,458	365,014
Effect of exchange rate changes on cash and cash equivalents	(18,911)	(1,098)

Net increase (decrease) in cash and cash equivalents	(425,642)	530,819
Cash and cash equivalents at beginning of the fiscal year	1,086,431	660,789

Cash and cash equivalents at end of the fiscal year	660,789	1,191,608

Cash Flows
(The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008)

Operating Activities: During the fiscal year ended March 31, 2009, there was net cash inflow of 407.2 billion yen in operating activities, a decrease of 350.5 billion yen, or 46.3 percent year-on-year.

For all segments excluding the Financial Services segment, there was net cash inflow of 112.7 billion yen in operating activities, a decrease of 406.4 billion yen, or 78.3 percent year-on-year. The major cash inflow factors include a cash contribution from net income (loss), after taking into account depreciation and amortization, and decreases in notes and accounts receivable, trade primarily due to a decrease in sales during the fiscal year ended March 31, 2009. These factors exceeded cash outflows, which included decreases in notes and accounts payable, trade. Compared with the previous fiscal year, net cash provided by operating activities decreased mainly as a result of a decrease in net income (loss), after taking into account depreciation and amortization.

The Financial Services segment had a net cash inflow of 300.1 billion yen from operating activities, an increase of 57.5 billion yen, or 23.7 percent year-on-year. The Financial Services segment generated net cash mainly from an increase in revenue from insurance premiums, reflecting a steady increase in policy amount in force, primarily at Sony Life. Compared with the previous fiscal year, net cash provided increased mainly due to an increase in revenue from insurance premiums at Sony Life.

Investing Activities: During the fiscal year ended March 31, 2009, Sony used 1,081.3 billion yen of net cash in investing activities, an increase of 170.9 billion yen, or 18.8 percent year-on-year.

For all segments, excluding the Financial Services segment, 487.4 billion yen of net cash was used in investing activities, an increase of 472.5 billion yen, or 3,166.0 percent year-on-year. During the fiscal year ended March 31, 2009, payments for items such as purchases of manufacturing equipment and the acquisition of Bertelsmann’s 50 percent interest in SONY BMG exceeded proceeds generated mainly from the sales of semiconductor fabrication equipment. Compared with the previous fiscal year, net cash used in investing activities increased. The previous fiscal year’s net cash outflows were partially offset by proceeds from the sale of shares in SFH, the sale of “The Sony Center am Potsdamer Platz” in Berlin, and the sale of a portion of the site which was Sony’s former headquarters.

The Financial Services segment used 602.4 billion yen in net cash, a decrease of 271.3 billion yen, or 31.1 percent year-on-year. Within the Financial Services segment, payments primarily for investments carried out at Sony Life, as well as for investments and advances carried out at Sony Bank, where operations are expanding, exceeded proceeds mainly from the maturities and sales of marketable securities and collections of advances. Net cash used in investing activities within the Financial Services segment decreased mainly because an increase in investment asset sales exceeded an increase in investments at Sony Life.

In all segments, excluding the Financial Services segment, net cash provided by operating activities and used in investing activities combined* was a net outflow of 374.8 yen billion, a deterioration of 878.9 billion yen year-on-year.

Financing Activities: During the fiscal year ended March 31, 2009, 267.5 billion yen of net cash was provided by financing activities, a decrease of 238.1 billion yen, or 47.1 percent year-on-year. For all segments excluding the Financial Services segment, there was a net cash inflow of 9.9 billion yen in financing activities, an increase of 22.0 billion yen compared to a net cash outflow of 12.1 billion yen in the previous fiscal year. This was primarily due to issuances of CP and corporate bonds and borrowings from banks in the fiscal year ended March 31, 2009, partially offset by the redemption of convertible bonds. In the Financial Services segment, since the increase primarily in policyholder accounts at Sony Life and in deposits from customers at Sony Bank were less than the increases in the previous fiscal year, financing activities generated 260.3 billion yen of net cash, a decrease of 231.4 billion yen, or 47.1 percent year-on-year.

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

* A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	Fiscal Year Ended March 31
	2008	2009
	(Billions of yen)

Net cash provided by operating activities reported in the consolidated statements of cash flows	757.7	407.2
Net cash used in investing activities reported in the consolidated statements of cash flows	(910.4)	(1,081.3)

	(152.7)	(674.1)
Less: Net cash provided by operating activities within the Financial Services segment	242.6	300.1
Less: Net cash used in investing activities within the Financial Services segment	(873.6)	(602.4)
Eliminations **	25.9	(3.0)

Cash flow from operating and investing activities combined excluding the Financial Services segment’s activities	504.2	(374.8)

** Eliminations primarily consist of intersegment loans and dividend payments. Intersegment loans are between Sony Corporation and SFI, an entity included within the Financial Services segment.

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

Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities combined and by the cash balance; however, as needed, Sony has demonstrated the ability to procure funds from financial and capital markets. In the event financial and capital markets became illiquid, based on its current forecasts, Sony could sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its cash balance.

Sony procures funds mainly from the financial and capital markets through Sony Corporation and SGTS, a finance subsidiary in the U.K. In June 2009, Sony Corporation issued domestic straight bonds totaling 220 billion yen (3 years, 5 years and 10 years maturity) for redemption of domestic bonds and CP and executed loans totaling 162.5 billion yen from a syndicate of banks (3 years, 5 years and 7 years maturity), of which the proceeds were used for the redemption of syndicated loans and for general business activities, including working capital. In addition, Sony Corporation executed a 1.0 billion U.S. dollar long-term bank loan in July 2009 (3 years maturity). The proceeds were used as general corporate funds for overseas operations, in regions including the U.S. and Europe.

In order to meet working capital requirements, Sony Corporation and SGTS maintain CP programs which have the ability to access the Japanese, the U.S. and European CP markets, subject to prevailing market conditions. As of March 31, 2010, the CP program limit amounts translated into yen was 1,151.3 billion yen in total for Sony Corporation and SGTS. There was no outstanding balance of CP as of March 31, 2010, although the largest month-end outstanding balance of CP during the fiscal year ended March 31, 2010 was 189.9 billion yen in May 2009. While Sony mainly issued CP in the Japanese CP market for the fiscal year ended March 31, 2010, due to the recent recovery of the U.S. and European CP markets, Sony currently believes funding from these markets is also available.

Sony typically raises funds through the aforementioned straight bonds, CP programs and bank loans (including syndicated loans); however, in the unlikely event Sony could not access liquidity from these sources, Sony can also draw on committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 788.5 billion yen in committed lines of credit, none of which had been used as of March 31, 2010. Details of those committed lines of credit are: a 475 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2012, 1.5 billion U.S. dollars multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2013, and 1.87 billion U.S. dollars of another multi-currency committed line of credit contracted with a syndicate of global banks, effective until April 2012, in all of which Sony Corporation and SGTS are defined as the borrowers. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of financial and capital markets turmoil seen since September 2008.

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

Sony’s current debt ratings from each agency as of June 28, 2010 are noted below:

	Moody’s	S&P	R&I
Long-term debt	A3 (Outlook: negative)	A- (Outlook: negative)	AA- (Outlook: negative)
Short-term debt	P-2	A-2	a-1+

Cash Management

Sony manages its global cash management activities mainly through SGTS. The excess or shortage of cash at most of Sony’s subsidiaries is invested or funded by SGTS on a net basis, although Sony recognizes that fund transfers are limited in certain countries and geographic areas due to restrictions on capital transactions. In order to pursue more efficient cash management, cash surpluses among Sony’s subsidiaries are deposited with SGTS and cash shortfalls among subsidiaries are covered by loans through SGTS, so that Sony can make use of excess cash balances and reduce third-party borrowings.

Financial Services segment

The management of SFH, Sony Life, Sony Assurance and Sony Bank recognizes the importance of securing sufficient liquidity to cover the payment of obligations that these companies incur in the ordinary course of business. Sony Life, Sony Assurance and Sony Bank maintain a sufficient cash balance and secure sufficient means to meet their obligations while abiding by laws and regulations such as the Insurance Business Act or the Banking Act of Japan, and restrictions imposed by the Financial Services Agency (“FSA”) and other regulatory authorities as well as establishing and operating under company guidelines that comply with these regulations. Sony Life and Sony Assurance establish a sufficient level of liquidity for the smooth payment of insurance claims when they invest primarily in various securities cash inflows which are mainly from policyholders’ insurance premiums. Sony Bank establish a necessary level of liquidity for the smooth settlement of transactions when it uses its cash inflows, which come mainly from customers’ deposits in local or foreign currencies, in order to offer mortgage loans to individuals or to make bond investments.

SFH currently has an AA- rating from R&I for issuer rating. Sony Life currently has ratings from four rating agencies: A+ from S&P for insurer financial strength rating, Aa3 from Moody’s for insurance financial strength rating, AA from R&I for ability to pay insurance claims and AA from the Japan Credit Rating Agency Ltd. (“JCR”) for ability to pay insurance claims. Sony Bank obtained an A-rating from S&P for its long-term counterparty credit rating, an A-2 rating from S&P for its short-term counterparty credit rating and an AA- rating from the JCR for long-term senior debt rating.

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

Research and development costs for the fiscal year ended March 31, 2010 decreased by 65.3 billion yen, or 13.1 percent year-on-year, to 432.0 billion yen. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) decreased from 6.9 percent to 6.8 percent. Expenses in the CPD segment decreased 56.3 billion yen, or 17.8 percent year-on-year, to 259.4 billion yen and expenses in the NPS segment decreased 3.9 billion yen, or 4.2 percent year-on-year, to 89.2 billion yen. In the CPD segment, approximately 73 percent of expenses were for the development of new product prototypes while the remaining 27 percent were for the development of mid- to long-term new technologies in such areas as next generation displays, semiconductors, new materials and software. Consolidated research and development costs for the fiscal year ending March 31, 2011 are expected to increase by 4.2 percent to 450 billion yen.

Research and development costs for the fiscal year ended March 31, 2009 decreased by 23.3 billion yen, or 4.5 percent year-on-year, to 497.3 billion yen. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) increased from 6.3 percent to 6.9 percent. Expenses in the CPD segment were 315.8 billion yen and expenses in the NPS segment were 93.1 billion yen. In the CPD segment, approximately 76 percent of expenses were for the development of new product prototypes while the remaining 24 percent were for the development of mid- to long-term new technologies in such areas as next generation displays, semiconductors, new materials and software.

Research and development costs for the fiscal year ended March 31, 2008 decreased by 23.4 billion yen, or 4.3 percent year-on-year, to 520.6 billion yen. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) decreased from 7.1 percent to 6.3 percent.

TREND INFORMATION

This section contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and applies to this entire document.

Issues Facing Sony and Management’s Response to those Issues

The global economy experienced a sharp downturn beginning in the autumn of 2008, following the most severe financial crisis in recent years. Central governments and central banks of major global economies launched large-scale economic stimulus measures and the global economy started to show signs of recovery in late 2009, led mainly by continuously strong growth in domestic demand in emerging markets. Sony has been implementing a number of measures, particularly in the CPD segment, to transform its operational structure. In line with this recovery trend, Sony recorded operating income of 31.8 billion yen in the fiscal year ended March 31, 2010, compared to operating loss of 227.8 billion yen in the previous fiscal year.

In emerging markets, increasing demand for entry-level priced products and services is expected to cause intensified competition with new entrants. Developed countries’ economies are anticipated to recover slowly, with high uncertainty and weak improvement in unemployment rates and consumer spending, significant levels of government debt, significant fluctuations in foreign exchange rates, and remaining instability in the financial markets.

In such an operating environment, Sony plans to continue enhancing profitable business structures through transformation initiatives and cost reductions in the future. At the same time, Sony plans to aggressively launch 3D-related products and network services and plans to develop other new businesses to realize future growth and create future revenue sources.

Transformation initiatives and cost reductions

Since April 1, 2009, Sony has been implementing major reorganizations. Sony established three horizontal platforms for (1) manufacturing, logistics, procurement and customer services, (2) R&D and common software development, and (3) global sales and marketing functions, and has been undertaking transformation and business process optimization efforts to enhance profitability. Sony plans to continue the initiatives described below, mainly in the CPD segment. Sony expects restructuring charges to total approximately 80 billion yen in the fiscal year ending March 31, 2011 compared with the 124.3 billion yen, including 7.9 billion yen of non-cash charges related to depreciation associated with restructured assets, recorded in the fiscal year ended March 31, 2010 (please refer to “Restructuring” in “Item 5 Operating Results”).

•	Realignment of manufacturing sites:

By rationalizing its manufacturing operations, shifting and aggregating manufacturing to lower-cost countries and utilizing the services of OEMs and ODMs, Sony has undertaken fixed cost and total asset reductions. Sony’s total manufacturing sites have been reduced from 57 sites in December 2008 to 46 sites as of March 31, 2010. Sony will continue reviewing the efficiency of its manufacturing structure in relation to its operating environments. The realignment of manufacturing sites to be undertaken during the fiscal year ending March 31, 2011 includes the closure of Sony Precision Engineering Malaysia Sdn. Bhd., the transfer to KYOCERA Corporation of design and manufacturing operations of small-and mid-sized TFT LCD displays at the Yasu site of Sony Mobile Display Corporation, the termination of production at Sony Electronics Inc.’s Dothan, Alabama site, the transfer to the Hon Hai Group of approximately 90 percent of Sony’s equity interest in the Nitra plant in Slovakia (which currently manufactures LCD televisions for the European region), and the termination of production at Sony Hungária Kft., Gödöllö TEC.

•	Reductions in procurement cost for components and software:

Sony has started developing a common procurement platform and consolidating its suppliers during the fiscal year ended March 31, 2010. Sony expects the substantial benefit of procurement cost reduction through these measures. Since April, 2010, Sony has been integrating software procurement functions that had been diversified within each business unit to the headquarter procurement division, reviewing its various business processes and starting the consolidation of its software vendors.

Below is a description of the issues management believes each business continues to face and an explanation as to how each business is addressing those issues, including the above measures it has taken to reduce costs.

Consumer Products & Devices

Sony’s television business will strive to expand its unit sales significantly by enhancing product competitiveness with the launch of 3D televisions and Internet televisions as well as with an increased product range of LED backlit televisions, and by proactively launching strategic models targeting emerging markets where significant volume growth is anticipated. The television business is creating global standards for the basic design of hardware and for software as well as integrating its design and development resources around the world. The business will continue to improve its supply chains and increase the active use of OEMs and ODMs, to build stable and profitable business structures even in the changing operating environment such as global market expansion of entry-level priced models and the price declines accompanying intensified competition. In connection with its strategy for procuring panels, which is important for improving profitability in the television business, Sony will conduct flexible sourcing of LCD panels at competitive prices from panel suppliers including Sony’s two joint ventures, S-LCD and Sharp Display Products Corporation (“SDP”). While Sony will place significant emphasis on sourcing from its joint ventures, it will also continue utilizing open market sources depending on the panel market conditions and television model features. Sony obtains its supply of TFT LCD panels from the 7th and 8th generation production lines at S-LCD, a joint venture located in Korea with Samsung. In the fiscal year ended March 31, 2010, Sony established SDP, a joint venture entity with Sharp, to produce and sell large-sized LCD panels and modules, utilizing the new LCD panel production plant using the 10th generation glass substrate. Sony obtains its supply of LCD panels and modules from SDP. Based on the joint venture agreement with Sharp, Sony invested 10 billion yen in this joint venture in December, 2009 and plans to make a number of additional capital injections, resulting in a maximum 34 percent ownership by Sony by the end of April, 2011.

Sony’s digital imaging business expects price declines in the mature market due to intensified competition. The business will strive to differentiate the performance of its products with key devices such as image sensors and graphic engines, improve product attractiveness through enhanced network connectivity and continuously strengthen cost competitiveness. In addition, it will aim for further expansion of its market share, with an enhanced line-up of digital SLR models and of entry-level priced models for emerging markets.

Networked Products & Services

Sony’s game business intends to expand all game platforms through an enhanced line-up of software. It also intends to introduce PlayStation®Move motion controller and 3D games for PS3. Sony will strive to expand the business by providing content through both packaged software and utilizing PlayStation®Network. Sony will also strive to improve profitability of the entire game business by improving the profitability of PS3 through hardware cost reduction measures, including reducing the size of key semiconductors and the number of components.

Sony’s network-related business plans to utilize the PlayStation®Network platform and expand non-game content and services such as video, music and e-books. Sony plans to actively collaborate with third-party content providers and utilize in-house content providers as well to expand its interactive entertainment offerings and sales. The network-related business will also seek to expand this platform to include non-game consumer electronics products and increase the sales of such network-related business.

B2B & Disc Manufacturing

The broadcasting- and professional-use equipment business will strive to reduce costs in the severe business environment mainly in developed countries, and will seek to expand its business in emerging markets. In order to improve its profitability, it will also enhance the solutions business for broadcast- and professional-use equipment systems and expand 3D-related businesses such as digital cinema projectors and content creation equipment.

Pictures

In the Pictures segment, Sony faces intense competition, rising expenses, including production, advertising and promotion expenses, a mature home entertainment market with a continuing industry-wide decline in physical DVD sales worldwide, increasingly limited access to third party financing, and a growing trend toward digital piracy. To meet these challenges, Sony is working to produce and acquire a diversified portfolio of motion picture and television product with broad worldwide appeal for distribution in all media and other emerging platforms, including digital distribution. Sony will also explore alternative avenues for financing and take action to combat the unauthorized digital distribution of its copyrighted content.

Music

The Music segment has been operating in a challenging market environment for several years now, with the ongoing decline in physical sales not yet offset by the continued rapid growth in the digital market. This trend is expected to continue in the medium term. The growing digital business holds significant potential with the launch of new initiatives and introduction of innovative products in the digital marketplace. Against this market backdrop, Sony continues to invest in and develop new and existing artist talent, and is pursuing growing new business revenue streams such as live concerts, artist management, and sponsorships.

Financial Services

In the Financial Services segment, Sony must rapidly and adequately realize its growth strategy in a fiercely competitive environment and address the needs of a low birthrate and the aging population in Japan as well as the diversifying needs of its customers. In such a business environment, Sony’s Financial Services businesses, which are latecomers to the life insurance, non-life insurance and banking industries, will make use of distinctive, individual industry-specific business models and pursue higher levels of customer satisfaction. The Financial Services businesses also plan to achieve further growth by enhancing synergies among the businesses, reinforcing their own positions in the business domains recently entered into, such as individual variable annuity and securities brokerage, and entering into new business domains.

Sony Life has been building an investment portfolio mainly comprised of ultralong-term bonds, in order to manage investment risks and ensure stable long-term returns. Based on this policy, Sony Life plans to continue its investment in ultralong-term bonds in the future. In addition, to mitigate the increasing risk of a decline in stock prices, Sony Life has reduced the balance of riskier assets such as stocks and convertible bonds.

Sony Ericsson

In the fiscal year ending March 31, 2011, Sony Ericsson’s focus will continue to be on returning to profitability on an annual basis through the continued transformation of its portfolio to target mid- to high-end open-OS based models, differentiation by great user experience applications, and renewed quality assurance measures. Sony Ericsson also expects to realize the full benefit of its reduction of operating expenses by the end of 2010, as it completes the cost saving program that started in mid-2008. In addition, Sony Ericsson will continue to employ stricter financial management to improve cash flow from operating activities.

Global Environmental Plan “Road to Zero”

Sony announced its “Road to Zero” global environmental plan in April 2010. The plan includes a long-term vision of achieving a zero environmental footprint by 2050 through Sony’s business operations and product lifecycles, in pursuit of a sustainable society. Sony aims to achieve this vision through continuous innovation and the utilization of offset mechanisms. The plan also draws a comprehensive roadmap based on the following four goals:

•	Climate change: Reduction of energy consumption in pursuit of zero greenhouse gas emissions.

•	Resource conservation: Reduction in the use of virgin materials of priority resources, by minimizing waste generation, appropriate water consumption, and continuous increase of waste recycling.

•	Control of chemical substances: Minimization of the risks that certain chemical substances pose to the environment through preventative measures, reduction in the use of specific chemicals defined by Sony, and promotion of the use of alternative materials.

•	Biodiversity: Conservation and recovery of biodiversity through Sony’s own business operations and local social contribution programs.

Among the above goals, Sony’s specific mid-term targets for climate change include the following:

•	Target an absolute reduction in greenhouse gas emissions (calculated in terms of CO2) of 30 percent by the end of the fiscal year ending March 31, 2016, compared to the level of the fiscal year ended March 31, 2001.

•	Target a reduction in power consumption per product of 30 percent by the end of the fiscal year ending March 31, 2016, compared to the level of the fiscal year ended March 31, 2009.

Further details of the global environmental plan “Road to Zero” and actual measures undertaken by Sony are reported in Sony’s CSR report available at the following website: http://www.sony.net/SonyInfo/csr/environment/index.html

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, Sony evaluates its estimates, which are based on historical experience, future projections and various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of expenses that are not readily apparent from other sources. Actual results may differ from these estimates. Sony considers an accounting policy to be critical if it is important to its financial condition and results, and requires significant judgment and estimates on the part of management in its application. Sony believes that the following represents its critical accounting policies.

Investments

Sony’s investments include debt and equity securities accounted for under both the cost and equity method of accounting. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to income. Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuers, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

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

Sony adopted the accounting guidance for the recognition and presentation of other-than-temporary impairments for debt securities on April 1, 2009. When an other-than-temporary impairment of a debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost. If the debt security meets either of these two criteria, the other-than-temporary impairment recognized in income is the credit loss, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in income is equal to the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other comprehensive income. Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in income are presented as a separate component of accumulated other comprehensive income. Before the adoption of this guidance, an other-than-temporary impairment recognized in income for debt securities was equal to the total difference between amortized cost and fair value at the impairment measurement date.

The assessment of whether a decline in the value of an investment is other-than-temporary is often subjective in nature and involves certain assumptions and estimates concerning the expected operating results, business plans and future cash flows of the issuer of the security. Accordingly, it is possible that investments in Sony’s portfolio that have had a decline in value that Sony currently believes to be temporary may be determined to be other-than-temporary in the future based on Sony’s evaluation of subsequent information such as continued poor operating results, future broad declines in the value of worldwide equity markets and the effect of worldwide interest rate fluctuations. As a result, unrealized losses recorded for investments may be recognized and reduce income in future periods.

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

Impairment of long-lived assets

Sony reviews the recoverability of the carrying value of its long-lived assets held and used and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. This review is primarily performed using estimates of future cash flows by product category (e.g. LCD televisions) or, in certain cases, by entity. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. Fair value is determined using the present value of estimated net cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in Sony’s businesses or assumptions could negatively affect the valuations of long-lived assets.

During the fiscal year ended March 31, 2008, Sony recorded impairment charges for long-lived assets totaling 19,413 million yen, which included 6,457 million for impairment of long-lived assets of LCD rear-projection television manufacturing facilities to be held and used worldwide in connection with certain restructuring activities in the CPD segment. Fair value of these assets was determined using estimated future discounted cash flows which were based on the best information available.

The deterioration of the business climate and its continued financial impact on the CPD, NPS and B2B & Disc segments in the second half of calendar year 2008 and into early calendar year 2009 was considered a circumstance which indicated that the carrying amounts of the assets or asset groups in those segments may not have been recoverable. As such, Sony tested the long-lived assets of the CPD, NPS and B2B & Disc segments, which consisted primarily of property, plant and equipment, by comparing carrying values of assets or asset groups with estimated undiscounted future cash flows. Impairment charges as a result of the testing are included in the amounts described below.

During the fiscal year ended March 31, 2009, Sony recorded impairment charges for long-lived assets totaling 17,370 million yen which did not include any individually significant charges. These charges also partially related to restructuring activities, primarily in the CPD segment. The estimates of undiscounted future cash flows for the recoverability testing and discounted cash flows for determining fair value reflected Sony’s revised business plans and the deteriorated business climate, particularly the timing and rate of the future business recovery, and required significant judgment.

During the fiscal year ended March 31, 2010, Sony recorded impairment charges for long-lived assets totaling 53,304 million yen. These charges also partially related to restructuring activities undertaken, primarily in the CPD segment. Of the total impairment charges for long lived assets recorded by Sony during the fiscal year ended March 31, 2010, 27,100 million yen related to the LCD televisions assets group within the CPD segment. The impairment charge primarily reflects a decrease in the estimated fair value of property, plant and equipment and certain intangible assets. During the fourth quarter of the fiscal year ended March 31, 2010, management updated its strategic plans, which resulted in decreases in the assets’ estimated service periods and corresponding estimated future cash flows leading to the impairment charge.

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

Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. Reporting units are Sony’s operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Intangible assets that are determined to have an indefinite life are tested for impairment by comparing the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could significantly impact whether or not an impairment charge is recognized as well as the magnitude of any such charge. In its impairment review, Sony performs internal valuation analyses or utilizes third-party valuations when management believes it to be appropriate, and considers other market information that is publicly available. Estimates of fair value are primarily determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. In addition to the estimates of future cash flows, two of the most significant assumptions applied to estimated cash flows involved in the determination of fair value of the reporting units were the discount rates and perpetual growth rates applied to determine terminal values used in the discounted cash flow analysis. The discount rates used in the cash flow models for the goodwill impairment testing considered market and industry data as well as specific risk factors for each reporting unit. The perpetual growth rates for the individual reporting units, for purposes of the terminal value determination, were generally set after an initial three-year forecasted period, although certain reporting units, including the Pictures reporting unit described below, utilized longer forecasted periods, and were based on historical experience, market and industry data.

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

During the fiscal year ended March 31, 2009, Sony recorded an impairment loss of 7,655 million yen for a reporting unit in All Other, which was related to goodwill recorded for Sony’s acquisition of Gracenote, Inc. (“Gracenote”), a company that provides technology and services for digital media identification, enrichment and recommendation. The impairment charge for Gracenote reflected the impact of weakened economic conditions, which resulted in lower growth forecasts for several key markets serviced by Gracenote, including the automotive and mobile communications markets. The valuation of Gracenote also decreased due to the use of a higher discount rate in calculating the present value of future cash flows to reflect higher perceived economic risk due to the economic downturn.

The carrying amounts of goodwill by segment as of March 31, 2010 are as follows:

Yen in millions

Consumer Products & Devices	64,806
Networked Products & Services	123,881
B2B & Disc Manufacturing	16,071
Pictures	102,481
Music	109,886
Financial Services	2,314
All Other	19,430

Total	438,869

Management believes that the estimates of future cash flows and fair value used in the goodwill impairment tests are reasonable; however, in the future, changes in estimates resulting in lower than currently anticipated cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and other intangible assets in the future. In order to evaluate the sensitivity of the fair value calculations on the impairment analysis performed for the fiscal year ended March 31, 2010, Sony applied a hypothetical 10 percent decrease to the fair value of each reporting unit. Other than as it relates to the Pictures reporting unit discussed below, a hypothetical 10 percent decrease to the estimated fair value of each reporting unit would not have resulted in a failure of step one of the goodwill impairment test. In addition, the significant assumptions utilized by management and related uncertainties with respect to the Game reporting unit, which has experienced recent operating losses, are also described below.

Pictures Reporting Unit

For the Production and Distribution reporting unit within the Pictures segment, as of March 31, 2010, a hypothetical 10 percent decrease to the estimated fair value of the reporting unit would have resulted in that reporting unit failing the first step of the goodwill impairment test. As of March 31, 2010, this reporting unit had 88,592 million yen of goodwill and the fair value of the reporting unit exceeded the carrying value of the reporting unit by approximately 8 percent. Sony determined the fair value of the reporting unit using a discounted cash flow analysis. The discounted cash flow analysis included the projected cash flows from the most recent three year business plan plus an additional seven years of projected cash flows based off of the three year plan. A terminal value was included in this discounted cash flow analysis. The terminal value was based on an exit price in year ten using an earnings multiple and control premium applied to the projected year ten cash flows. The significant estimates and assumptions used included the discount rate reflecting the risk inherent in future cash flows, growth rates, timing and amount of future cash flows and the earnings multiple.

A discount rate of 9.5 percent was applied to reflect the risks inherent in the future cash flows of the reporting unit and was derived from the weighted average cost of capital of market participants in similar businesses. Changes in the financial markets, such as an increase in interest rates or an increase in the expected required return on equity for the entertainment industry, could increase the discount rate in the future, thus decreasing the fair value of the reporting unit. A hypothetical one percentage point increase in the discount rate, holding all other assumptions constant, would not have decreased the fair value of the reporting unit below that of its carrying value, thereby resulting in the reporting unit not failing step one of the goodwill impairment test.

The earnings multiple and control premium used to calculate the terminal value was obtained through research analyst estimates and values observed in private market transactions. A decrease in the expected cash flow growth rate or profitability in this industry could decrease the earnings multiple and thus decrease the fair value of the reporting unit.

A number of key assumptions were used in developing the most recent business plan, the future cash flows and the growth rate of the reporting unit including: (1) the current and expected economic climate and its projected impact on discretionary consumer spending and the advertising market, (2) the historical decline in DVD sales partially offset by an increase in DVD rental revenue, (3) the continued adoption of Blu-ray Disctm and digital formats, (4) the continued development and production of “event” or “tent-pole” and animated motion picture properties and (5) changes in the cost structure of the reporting unit related to overhead, marketing and motion picture and television production costs. Growth rates assumed beyond the current business plan took into consideration management’s outlook for the future and were compared to historical performance to assess reasonableness. The assumed growth rate beyond the current three year business plan was approximately 5 percent. A hypothetical one percentage point decrease in the growth rate, holding all other assumptions constant, would not have decreased the fair value of the reporting unit below that of its carrying value, thereby resulting in the reporting unit not failing step one of the goodwill impairment test.

The following uncertainties are associated with the key assumptions described above and could have a negative effect on the most recent business plan, the future cash flows and the growth rate of the reporting unit:

•	The cost of productions and marketing, labor costs, consumer acceptance, timing of releases or syndication sales and the availability of competing products and entertainment alternatives could vary from the amounts assumed in Sony’s projections.

•	Incremental deterioration of major retailers, acceleration of the maturation of the DVD format and increasing competition for retailer shelf space could result in a more rapid decline in DVD sales worldwide beyond Sony’s expectations.

•	The reporting unit is subject to digital piracy and illegal downloading, which have become increasingly prevalent with the development of new technologies and the availability of broadband internet connections. The availability of unauthorized content contributes to a decrease in legitimate product sales and puts pressure on the price of legitimate product sales. This could negatively impact the sales and profitability assumptions included in the projections.

•	Foreign exchange rate fluctuations beyond the rates included in the cash flow estimates could affect financial results of the reporting unit because a large portion of the reporting unit’s sales and assets are denominated in currencies other than the U.S. dollar, which is the reporting currency of the reporting unit.

•	A significant portion of the reporting unit’s revenues are from the licensing of its image-based software, including its motion picture and television content, to U.S. and international television networks, which derive a majority of their revenues from the sale of advertising. The reporting unit, to a lesser extent, also directly sells advertising for its image-based software. If the advertising market is negatively impacted compared to the assumptions in the business plan, this could adversely impact the cash flows of the reporting unit.

Due to the inherent uncertainties involved in making the estimates and assumptions used in the fair value analysis summarized above, actual results may differ which could significantly alter the fair value of the reporting unit and possibly cause the reporting unit to fail step one of the goodwill impairment test.

Game Reporting Unit

Fair value for the Game reporting unit, which had 123,881 million yen of goodwill as of March 31, 2010, was estimated using a discounted cash flow analysis including projected cash flows from the most recent three year business plan as well as a terminal value. The estimated fair value for the Game reporting unit at its annual impairment testing date substantially exceeded its carrying value. Sony developed estimates and assumptions to determine the fair value of the reporting unit. These assumptions considered the recent historical operating losses of the Game reporting unit and management’s plans to return to profitability. The significant estimates and assumptions included the timing and amount of future cash flows, the discount rate reflecting the risk inherent in future cash flows and the perpetual growth rate used to calculate the terminal value. These assumptions included (1) the projected growth rate of the game console installed base and the related assumptions regarding (2) projected software revenue, (3) projected peripherals revenue, (4) the continued expansion of the online network business and (5) the pricing of game consoles, particularly the PS3, relative to production cost.

The following uncertainties are associated with the key assumptions described above and could have a negative effect on the most recent business plan, the future cash flows and the perpetual growth rate of the reporting unit:

•	The levels of future game console sales, particularly the PS3, are uncertain and subject to competitive market forces, technological advances and timing of the introduction of new features and platforms by Sony and its competitors. PS3 hardware unit sales for the fiscal year ending March 31, 2011 are estimated to reach 15 million units, which is an increase of approximately 2 million units over the previous fiscal year. Future game console sales levels may vary from Sony’s projections depending on future pricing, competitors’ actions and the introduction of new technologies by Sony and others into the marketplace.

•	The continued stable cash flows from software sales driven by the growth of the game console installed base, which is projected to offset declines in software revenue from older gaming platforms, could be negatively impacted by declines in future royalties received from third-party software developers, lower game console sales or an inability to provide an attractive line-up of software to customers.

•	The growth of cash flows from peripherals as new products are introduced, such as motion controllers, could vary from Sony’s projections.

•	The continued expansion of online network cash flows, building upon the networking or functionality of the PS3 and other Sony products, leading to user fees, software, music and video download revenue and ancillary revenue is uncertain and is based on limited historical experience coupled with industry projections. The future growth of the game console installed base, future royalty rates, overall online market growth and the ability to realize synergies from other Sony businesses as connectivity between non-gaming devices increases is projected to exceed revenue reductions resulting from lower sales of older models of game consoles and related software. Such future growth is uncertain and may vary from Sony’s estimates.

•	The timing and level of research and development cash flows for future investments required to provide products that maintain competitiveness could vary from Sony’s projections.

Due to the inherent uncertainties involved in making the estimates and assumptions used in the fair value analysis summarized above, actual results may differ which could significantly alter the fair value of the reporting unit.

The uncertainties described above were considered when selecting the perpetual growth rate, which was set after an initial three-year forecasted period, and the discount rate used in the fair value calculation as described above. The perpetual growth rate applied to determine fair value was 1.5 percent, which was based on historical experience as well as anticipated economic conditions, industry data and Sony’s long term outlook for the business. These assumptions are inherently uncertain. The discount rate, applied to reflect the risks inherent in the future cash flows of the reporting unit, was 7.6 percent and considered the weighted-average cost of capital of market participants in similar businesses. Changes in the financial markets, such as an increase in interest rates or an increase in the expected required return on equity by market participants within the industry, could increase the discount rate, thus decreasing the fair value of the reporting unit. In order to evaluate the sensitivity of the fair value estimate as it relates to the discount and perpetual growth rates, Sony hypothetically assumed, while holding all other assumptions constant, a combination of a one percentage point increase in the discount rate and a one percentage point decrease in the perpetual growth rate used, both of which would result in lower estimates of fair value, and concluded that the estimated fair value of the reporting unit would continue to substantially exceed the carrying value.

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

Sony’s principal pension plans are its Japanese pension plans. No individual foreign pension plan is significant to consolidated pension plan assets and pension obligations.

To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 2.3 percent for its Japanese pension plans as of March 31, 2010. The discount rate was determined by using information about rates of return on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments. Such available information about rates of returns is collected from published market information and credit rating agencies. The 2.3 percent discount rate represents a 10 basis point increase from the 2.2 percent discount rate used for the fiscal year ended March 31, 2009 and reflects current Japanese market interest rate conditions. For Japanese pension plans, a 10 basis point decrease in the discount rate would increase pension costs by approximately 0.8 billion yen for the fiscal year ending March 31, 2011.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of pension plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long term return consistent with the long term nature of the corresponding pension liabilities. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 3.9 percent and 3.6 percent as of March 31, 2009 and 2010, respectively. The actual return on pension plan assets for the fiscal years ended March 31, 2009 and 2010 was a 16.2 percent loss and a 12.4 percent gain, respectively. Actual results that differ from the expected return on pension plan assets are accumulated and amortized as a component of pension costs over the average future service period, thereby reducing the year-to-year volatility in pension costs. As of March 31, 2009 and 2010, Sony had, with respect to Japanese pension plans, net actuarial losses of 338.0 billion yen and 270.2 billion yen, respectively, including losses related to pension plan assets. For the fiscal year ended March 31, 2010, the net actuarial loss decreased since the actual rate of return on pension plan assets exceeds the expected long-term rate of return on pension plan assets.

The following table illustrates the effect on the fiscal year ending March 31, 2011 of changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions as of March 31, 2010 constant, for Japanese pension plans.

Projected Benefit
	Obligations	Pension	Equity
Change in Assumption	(Pre-Tax)	Costs	(Net of Tax)

(Yen in billions)

25 basis point increase / decrease in discount rate	−/+27.9	−/+2.0	+/−1.2
25 basis point increase / decrease in expected long-term rate of return on pension plan assets	—	−/+1.3	+/−0.7

Deferred tax asset valuation

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish a valuation allowance for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, Sony’s experience with operating loss carryforwards not expiring unused, as well as prudent and feasible tax planning strategies which would be employed by Sony, if necessary, to prevent net operating loss carryforwards from expiring unutilized.

As a result of losses incurred in recent years, Sony Computer Entertainment America Inc. (“SCEA”), Sony Computer Entertainment Europe Limited (“SCEE”) and Sony United Kingdom Ltd. (“SUKL”) are each in a three year cumulative pre-tax loss position. On April 1, 2010, as a part of the business restructuring and formation of a new business unit, Sony Computer Entertainment Inc. (“SCEI”) contributed its game business to a new company and SCEI which operates the network business which had not been contributed, was merged into Sony Corporation after the change of its trade name. Immediately following the Japan restructuring, SCEA was merged into a new entity, a subsidiary of Sony’s U.S. holding company, Sony Americas Holding Inc. (“SAHI”). As a consequence of these reorganizations, the deferred tax assets of SCEI and SCEA are evaluated in the context of the new structure. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset. Sony has concluded that there is sufficient positive evidence to overcome this negative evidence when considering both the reorganization on April 1, 2010 and the use of tax planning strategies. The tax planning strategies include transactions among certain businesses with historically strong earnings and the loss businesses as well as the sales of certain assets that could realize the excess of appreciated value over the tax basis of those assets. Sony believes that the tax planning strategies coupled with future earnings forecasts of the historically profitable entities would produce sufficient taxable income in the legal entities in the future to fully realize the deferred tax assets as of March 31, 2010 (in the U.S., the U.K. and Japan), notwithstanding that some of the expected profitable businesses incurred losses in the fiscal year ended March 31, 2010 , as a result of the dramatic changes in worldwide economic conditions, the strengthening of the yen, and restructuring actions undertaken by Sony. Accordingly, no valuation allowance has been recorded for these entities as of March 31, 2010.

Notwithstanding the above, the amount of the deferred tax asset considered realizable could be significantly reduced in the future if estimates of future taxable income from the tax planning strategies and forecasted earnings during the tax loss carryforward period are significantly lower than currently estimated due to deterioration in economic conditions or Sony’s failure to achieve its restructuring objectives.

The amount of the deferred tax assets considered realizable as it relates to SCEA, SCEE and SUKL take into account the uncertain tax positions related to the more likely than not adjustments for Sony’s intercompany transfer pricing. Such transfer pricing is currently under review by the relevant governments as a result of a competent authority request and applications for Bilateral Advance Pricing Agreements (“APAs”) filed in the U.S., the U.K. and Japan. Sony is required to estimate the final outcome of those government to government negotiations in recording its tax positions, including the allocation and amount of deferred tax assets among the various legal entities as of March 31, 2010. It is possible that the advance pricing agreement negotiations could result in a different allocation of profits and losses than those estimated by management, and that such allocation could have an adverse impact on the realizability of Sony’s deferred tax assets. Sony may record adjustments to its provision for uncertain tax positions, and, accordingly, its valuation allowance assessments, as additional evidence becomes available.

The estimate for the valuation of deferred tax assets, which is based on current tax laws and rates in effect as of March 31, 2010, reflects management’s judgment and best estimate of the likely future tax consequences of events that have been recognized in Sony’s financial statements and tax returns, the ability to implement various tax planning strategies and, in certain cases, future forecasts, business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and market or economic deterioration or failure of management to achieve its restructuring objectives could affect future business results, either of which could affect the valuation of deferred tax assets over time. If future results are less than projected, if APA negotiations result in a different allocation of profits and losses than currently anticipated, if tax planning alternatives are no longer viable, or if there is no excess appreciated asset value over the tax basis of the assets contemplated for sale, further valuation allowance may be required in the future to reduce the deferred tax assets to their net realizable value. These factors and other changes that are not anticipated in current estimates could have a material impact on Sony’s earnings or financial condition in the period or periods in which they are recorded.

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

Future insurance policy benefits

Liabilities for future insurance policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.4 percent to 4.7 percent and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses.

RECENTLY ADOPTED ACCOUNTING STANDARDS

Fair value measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for fair value measurements. This guidance establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. This guidance is applicable to other accounting guidance that requires or permits fair value measurements and does not require any new fair value measurements. In February 2008, the FASB issued supplemental guidance that partially delayed the effective date of the guidance for fair value measurements for Sony until April 1, 2009 for certain nonfinancial assets and liabilities and removed certain leasing transactions from the scope of the guidance. In addition, in October 2008, the FASB issued guidance which clarifies the application of fair value measurements in a market that is not active, and was effective upon issuance. On April 1, 2008, Sony adopted the new accounting guidance for fair value measurements with regards to financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of the guidance for fair value measurements did not have a material impact on Sony’s results of operations and financial position.

Accounting for collaborative arrangements

In December 2007, the FASB issued new accounting guidance for collaborative arrangements, which defines collaborative arrangements and establishes accounting and reporting requirements for transactions between participants in the arrangement and third parties. A collaborative arrangement is defined as a contractual arrangement that involves a joint operating activity. Sony adopted the provisions of this guidance, which are being applied retrospectively to all periods presented, for all collaborative arrangements on April 1, 2009. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Business combinations

In December 2007, the FASB issued new accounting guidance for business combinations, which principally applies on a prospective basis to business combinations for which the acquisition date is on or after April 1, 2009. This guidance requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date, and requires the assets acquired and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions. Also, under this guidance, changes in deferred tax asset valuation allowances and acquired income tax uncertainties after the acquisition date generally will affect income tax expense in periods subsequent to the acquisition date. Adjustments made to valuation allowances of deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to April 1, 2009 would also apply the provisions of this guidance with subsequent adjustments reflected through the results of operations. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

In April 2009, the FASB issued new accounting guidance for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. For Sony, this guidance is effective for assets acquired or liabilities assumed arising from contingencies in business combinations for which the acquisition date is on or after April 1, 2009. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Noncontrolling interests in consolidated financial statements

In December 2007, the FASB issued new accounting guidance for noncontrolling interests in consolidated financial statements. This guidance requires that the noncontrolling interests in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interests and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. As required, Sony adopted this guidance on April 1, 2009, via retrospective application of the financial statement presentation and related disclosure requirements. Upon the adoption of this guidance, noncontrolling interests, which were previously referred to as minority interest and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, the net income (loss) on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. Consistent with the retrospective application required by this guidance, the prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to the current presentation. As a result of the reclassifications, the stockholders’ equity on the consolidated balance sheet for the fiscal year ended at March 31, 2009 has increased by 251,949 million yen and the net income on the consolidated statement of income for the fiscal year ended March 31, 2008 has decreased by 5,779 million yen and the net loss on the consolidated statement of income for the fiscal year ended March 31, 2009 has increased by 3,276 million yen.

In January 2010, the FASB issued supplemental guidance clarifying the accounting for decreases in ownership interests and expanding the disclosure requirements about the deconsolidation of a subsidiary or deconsolidation of a group of assets. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Determination of the useful life of intangible assets

In April 2008, the FASB issued new accounting guidance for the determination of the useful life of intangible assets, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets. This new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under this new guidance, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. For Sony, this new guidance applies to intangible assets acquired after March 31, 2009. The adoption of this new guidance did not have a material impact on Sony’s results of operations and financial position.

Equity method investment accounting considerations

In November 2008, the FASB issued new accounting guidance, which addresses certain effects that the guidance for business combinations and noncontrolling interests in consolidated financial statements has on an entity’s accounting for equity-method investments. This guidance indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. Sony adopted this guidance on April 1, 2009. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Postretirement benefit plan asset disclosures

In December 2008, the FASB issued new disclosure guidance regarding postretirement benefit plan assets. This guidance requires additional disclosures about plan assets for sponsors of defined benefit pension and postretirement plans including expanded information regarding investment strategies, major classes of plan assets, and concentrations of risk within plan assets. Additionally, this guidance requires disclosures similar to those required for fair value measurements with respect to the fair value of plan assets such as the inputs and valuation techniques used to measure fair value and information with respect to classification of plan assets in terms of the hierarchy of the source of information used to determine their value. For Sony, the disclosures under this guidance are required beginning with the fiscal year ended March 31, 2010, but are not required for the earlier periods. Since this guidance impacts only disclosure, its adoption has no impact on Sony’s results of operations and financial position. The additional disclosures are included in Note 15 to the notes to the consolidated financial statements.

Recognition and presentation of other-than-temporary impairments for debt securities

In April 2009, the FASB issued new accounting guidance for the recognition and presentation of other-than-temporary impairments for debt securities. This guidance is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. This guidance requires the separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell a debt security and it is more likely than not that the entity will not have to sell the debt security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. In addition, upon the adoption of this guidance, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. Sony adopted this guidance on April 1, 2009. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Fair value measurements when there is no active market

In April 2009, the FASB issued new accounting guidance for determining fair value when there is no active market for an asset or when the pricing inputs used in determining the fair value of an asset represent a distressed sale. This guidance also reaffirms that the objective of fair value measurement is to reflect an asset’s sale price in an orderly transaction at the date of the financial statements. This guidance was effective for Sony as of April 1, 2009, and was applied prospectively. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Accounting Standards Codification

In June 2009, the FASB issued the Accounting Standards Codification (the “Codification”). The Codification became the single source for all authoritative U.S. GAAP recognized by the FASB. The Codification is effective for financial statements issued for periods ending after September 15, 2009. The Codification does not change U.S. GAAP and did not have an effect on Sony’s results of operations and financial position.

Measuring liabilities at fair value

In August 2009, the FASB issued new accounting guidance for measuring liabilities at fair value. This guidance clarifies how the fair value measurement principles should be applied to measuring liabilities carried at fair value. This guidance describes how to measure liabilities at fair value when quoted prices for identical liabilities in active markets are not available and clarifies that an entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability. This guidance was effective for interim and annual periods beginning after issuance. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Investments in certain entities that calculate net asset value per share (or its equivalent)

In September 2009, the FASB issued new accounting guidance for investments in certain entities that calculate net asset value per share (or its equivalent). This guidance permits, as a practical expedient, an entity to measure the fair value of an investment using the net asset value per share of the investment (or its equivalent) provided by the investee without further adjustment if the investment companies do not have readily determinable fair values as is the case with certain alternative investment funds. This guidance was effective for interim and annual periods ended after December 15, 2009. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Fair value measurements disclosures

In January 2010, the FASB issued new disclosure guidance regarding fair value measurements. This guidance adds new requirements for disclosures related to transfers into and out of level 1 and 2 in the fair value hierarchy, and separate disclosures about purchase, sales, issuances, and settlements relating to level 3 investment measurements. It also clarifies existing fair value disclosures about the level of disaggregation, as well as inputs and valuation techniques used to measure fair value. This guidance was effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide the level 3 activity of purchase, sales, issuance, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Since this guidance impacts disclosures only, its adoption has no impact on Sony’s results of operations and financial position.

RECENT ACCOUNTING PRONOUNCEMENTS

Multiple element arrangements and software deliverables

In October 2009, the FASB issued new accounting guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices. In addition, the guidance eliminates the use of the residual method of allocation. Also in October 2009, the FASB issued accounting guidance which changes revenue recognition for tangible products containing software and hardware elements. Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the revenue recognition guidance for multiple element arrangements. While it is mandatory for Sony to adopt this new guidance prospectively for revenue arrangements entered into or materially modified in fiscal years beginning April 1, 2011, early adoption is permitted. Sony is currently evaluating the potential early adoption of this guidance. The adoption is not expected to have a material impact on Sony’s results of operations and financial position.

Transfers of financial assets

In June 2009, the FASB issued new accounting guidance on accounting for transfers of financial assets. This guidance amends previous guidance by including: the elimination of the qualifying special-purpose entity (QSPE) concept; a new participating interest definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; and a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor. Additionally, the guidance requires new disclosures regarding an entity’s involvement in a transfer of financial assets. Finally, existing QSPEs must be evaluated for consolidation in accordance with the applicable consolidation guidance upon the elimination of this concept. This guidance is effective for Sony as of April 1, 2010. The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Variable interest entities

In June 2009, the FASB issued new accounting guidance for determining whether to consolidate a variable interest entity (“VIE”). This guidance changes the approach for determining the primary beneficiary of a VIE from a quantitative risk and reward model to a qualitative model based on control, and requires an ongoing reassessment of whether an entity is the primary beneficiary. This guidance is effective for Sony as of April 1, 2010. The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Corporation, their date of birth, the year in which they were first elected, their current position at Sony, prior positions, and other principal business activities outside Sony as of June 28, 2010.

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
Principal Business Activities Outside Sony: None

Ryoji Chubachi
Date of Birth: September 4, 1947
Director (Member of the Board) Since: 2005
Corporate Executive Officer Since: 2004
Current Positions within Sony:	Vice Chairman, Representative Corporate Executive Officer Member of the Nominating Committee Officer in charge of Product Quality & Safety and Environmental Affairs

Prior Positions:
2005	President and Electronics Chief Executive Officer, Sony Corporation
2004	Executive Deputy President, Sony Corporation
2003	Executive Vice President, Executive Officer, Sony Corporation
2002	Corporate Senior Vice President, Sony Corporation
1999	Corporate Vice President, Sony Corporation
1977	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Yotaro Kobayashi
Date of Birth: April 25, 1933
Outside Director (Member of the Board) Since: 2003
Current Positions within Sony: Chairman of the Board and Chair of the Nominating Committee

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
Date of Birth: June 30, 1937
Outside Director (Member of the Board) Since: 2003
Current Position within Sony: Chair of the Audit Committee

Principal Business Activities Outside Sony:
Statutory Corporate Auditor, Stanley Electric Co., Ltd.
Director, amana holdings inc.
Prior Positions:
2002	Director, Sumitomo Mitsui Financial Group, Inc.
2001	Director, Sumitomo Mitsui Banking Corporation
1999	Director, Sumitomo Banking Corporation
1993	Executive Director, Asahi & Co.
1991	President, Inoue Saito Eiwa Audit Corporation
1986	President, Eiwa Audit Corporation Country Managing Partner - Japan, Arthur Andersen & Co.

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
Director, Central Japan Railway Company
Prior Positions:
2005	Vice Chairman, Toyota Motor Corporation
1999	President, Toyota Motor Corporation

Ryuji Yasuda
Date of Birth: April 28, 1946
Outside Director (Member of the Board) Since: 2007
Current Positions within Sony:	Chair of the Compensation Committee Director, Sony Financial Holdings Inc.

Principal Business Activities Outside Sony:
Professor, Graduate School of International Corporate Strategy, Hitotsubashi University
Director, Daiwa Securities Group Inc.
Director, Fukuoka Financial Group, Inc.
Director, Yakult Honsha Co., Ltd.
Prior Positions:
2006	Director, VANTEC CORPORATION
2005	Director, Fuji Fire and Marine Insurance Co., Ltd.
2003	Chairman, J-Will Partners Co., Ltd.
1996	Managing Director and Chairman, A.T. Kearney, Asia
1991	Director, McKinsey & Company
1986	Principal Partner, McKinsey & Company

Yukako Uchinaga:
Date of Birth: July 5, 1946
Outside Director (Member of the Board) Since: 2008

Principal Business Activities Outside Sony:
Director and Executive Vice President, Benesse Holdings, Inc.
Chairman of the Board, Chief Executive Officer and President, Berlitz International, Inc.
Auditor, Sompo Japan Insurance Inc.
Chairman, Japan Women’s Innovative Network
Prior Positions:
2008	Director and Vice Chairman, Benesse Corporation
2007	Technical Advisor, IBM Japan, Ltd.
2004	Senior Managing Director, IBM Japan, Ltd.

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

Principal Business Activities Outside Sony: Director Emeritus, McKinsey & Company
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

Kanemitsu Anraku
Date of Birth: April 21, 1941
Outside Director (Member of the Board) Since: 2010
Current Position within Sony: Member of the Audit Committee
Principal Business Activities Outside Sony:
Director, Mizuho Financial Group, Inc.

Prior Positions:
2002	Representative Director and President, Nissan Real Estate Development Co., Ltd.
2000	Vice Chairman, Nissan Motor Co., Ltd.
1999	Representative Director and Executive Vice President, Nissan Motor Co., Ltd.

Yorihiko Kojima
Date of Birth: October 15, 1941
Outside Director (Member of the Board) Since: 2010
Current Position within Sony: Member of the Nominating Committee

Principal Business Activities Outside Sony:
Chairman of the Board, Mitsubishi Corporation Director, NISSIN FOODS HOLDINGS CO., LTD. Director, Mitsubishi Heavy Industries, Ltd.
Prior Positions:
2004	Member of the Board, President, Chief Executive Officer, Mitsubishi Corporation
2001	Member of the Board, Senior Executive Vice President, Group Chief Executive Officer, New Business Initiative Group, Mitsubishi Corporation
2000	Managing Director, Group Chief Executive Officer, New Business Initiative Group, Mitsubishi Corporation

Osamu Nagayama
Date of Birth: April 21, 1947
Outside Director (Member of the Board) Since: 2010
Current Position within Sony: Member of the Compensation Committee

Principal Business Activities Outside Sony:
Chairman of the Board, President and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.
Prior Positions:
1989	Executive Deputy President, Chugai Pharmaceutical Co., Ltd.
1985	Deputy General Manager of the Development Planning Division, Director of the Business Planning Division, Member of the Board, Chugai Pharmaceutical Co., Ltd.

Corporate Executive Officers

In addition to Messrs. Stringer and Chubachi, the six individuals set forth below are the current Corporate Executive Officers of Sony Corporation as of June 28, 2010. Refer to “Board Practices” below.

Yutaka Nakagawa
Date of Birth: December 4, 1945
Corporate Executive Officer Since: 2005
Current Positions within Sony:	Executive Deputy President, Officer in charge of Manufacturing, Logistics, Procurement and CS Platform for the electronics and game businesses.

Prior Positions:
1999	Corporate Senior Vice President, Sony Corporation
1997	Corporate Vice President, Sony Corporation
1968	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Hiroshi Yoshioka
Date of Birth: October 26, 1952
Corporate Executive Officer Since: 2009
Current Positions within Sony:	Executive Deputy President, Officer in charge of Consumer Products, Professional Solutions, and Devices businesses

Prior Positions:
2008	Executive Vice President, Sony Corporation
2005	Senior Vice President, Sony Corporation
2003	Corporate Vice President, Sony Ericsson Mobile Communications AB
2001	President, Sony Ericsson Mobile Communications Japan, Inc.
1979	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Keiji Kimura
Date of Birth: April 4, 1952
Corporate Executive Officer Since: 2004
Current Positions within Sony:	Executive Vice President, Officer in charge of Intellectual Property, and the Disc Manufacturing business

Prior Positions:
2004	Senior Executive Vice President, Sony Corporation
2003	Senior Vice President, Executive Officer, Sony Corporation
2002	Corporate Senior Vice President, Sony Corporation
2000	Corporate Vice President, Sony Corporation
1977	Entered Sony Corporation
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
Principal Business Activities Outside Sony: None

Kazuo Hirai
Date of Birth: December 22, 1960
Corporate Executive Officer Since: 2009
Current Positions within Sony:	Executive Vice President, Officer in charge of Networked Products & Services businesses President and Group Chief Executive Officer, Sony Computer Entertainment Inc.

Prior Positions:
2006	Group Executive Officer, Sony Corporation
President and Group Chief Operating Officer, Sony Computer Entertainment Inc.
2003	President and Chief Executive Officer, Sony Computer Entertainment America
1995	Joined Sony Computer Entertainment America
1984	Entered CBS/Sony Inc. (currently Sony Music Entertainment (Japan) Inc.)
Principal Business Activities Outside Sony: None

Masaru Kato
Date of Birth: February 22, 1952
Corporate Executive Officer Since: 2010
Current Positions within Sony:	Executive Vice President, CFO Director, Sony Financial Holdings Inc.

Prior Positions:
2009	Senior Vice President, Corporate Executive, Deputy CFO, Sony Corporation
2005	Representative Director of the Board, Sony Computer Entertainment Inc.
2004	Deputy President and Group Chief Financial Officer, Sony Computer Entertainment Inc.
2000	Member of the Board, Sony Computer Entertainment Inc.
1994	Joined Sony Computer Entertainment Inc.
1977	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Howard Stringer, Ryoji Chubachi, Yutaka Nakagawa, Hiroshi Yoshioka, Keiji Kimura, Nicole Seligman, Kazuo Hirai and Masaru Kato are engaged on a full-time basis by Sony. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

Compensation

Under the Financial Instruments and Exchange Act of Japan and ordinances thereunder, for fiscal years beginning with the fiscal year ended March 31, 2010, Sony is required to disclose the total remuneration paid by Sony Corporation itself to Directors and Corporate Executive Officers, as well as remuneration of any Director or Corporate Executive Officer who receives total aggregate annual remuneration exceeding 100 million yen from Sony Corporation and its subsidiaries, on an individual basis, in a fiscal year. The following table and accompanying footnotes show the information on such matters that Sony has disclosed in its annual Securities Report for the fiscal year ended March 31, 2010 filed on June 28, 2010 with the Financial Services Agency of Japan.

(1) Total amounts of remuneration paid by Sony Corporation itself to Directors and Corporate Executive Officers

	Fixed Remuneration		Bonus linked to business results		Retirement Allowances (including Phantom Restricted Stock Plan)
	Number of	Amount	Number of	Amount	Number of	Amount
	persons	(Yen in millions)	persons	(Yen in millions)	persons	(Yen in millions)
Directors	12	181	—	—	3	34
	(*)			(**)		(***)
(Outside Directors)	(12)	(181)	(—)	(—)	(3)	(34)

Corporate Executive	8	650	8	324	1	47
Officers		(****)		(*****)		(***)

Total	20	831	8	324	4	81

* The number of persons does not include three Directors who concurrently serve as Corporate Executive Officers, because Sony Corporation does not pay any additional remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

** Sony Corporation does not pay bonuses linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.

*** The amount of Retirement Allowances (including the Phantom Restricted Stock Plan) includes the amount that was paid to three Directors and a Corporate Executive Officer who resigned their offices in June 2010. Of the amount Sony Corporation paid as Retirement Allowances, the amount paid under the Phantom Restricted Stock Plan was calculated using the average market price of Sony Corporation’s common stock for ten consecutive business days immediately prior to the date of resignation (June 18, 2010). For details of the Phantom Restricted Stock Plan, please see item (3) “Basic policy regarding remuneration for Directors and Corporate Executive Officers” below.

**** This amount does not include certain expenditures by Sony that either do not provide an economic benefit to the affected officers, including those incurred as a result of the imposition of income taxes on the relevant officers concurrently in the U.S. and Japan, or are related to the performance of an executive’s duties. The same applies to table (2) below.

***** The amount includes bonuses linked to business results for the fiscal year ended March 31, 2010 that were paid in June 2010, but excludes the amount paid in June 2009 as bonuses linked to business results for the fiscal year ended March 31, 2009 (a total of 74 million yen for 4 Corporate Executive Officers).

****** In addition to the above, during the fiscal year ended March 31, 2010 Sony Corporation issued Stock Acquisition Rights for the purpose of granting stock options to Directors and Corporate Executive Officers and recorded 15 million yen in expenses for Directors (15 million yen for Outside Directors) and 578 million yen in expenses for Corporate Executive Officers. Such amount includes the amount that was recorded in the fiscal year ended March 31, 2010 for Stock Acquisition Rights granted in the past and vested to the retired Directors or Corporate Executive Officers. (Please also see “Share Ownership” in this Item 6.)

(2) Amounts of remuneration paid by Sony Corporation and its subsidiaries to Directors and Corporate Executive Officers on an individual basis

				Retirement
				Allowances		Granted
			Bonus linked	(including phantom		Number of
		Basic	to	restricted stock		Stock Acquisition
Name	Position	Remuneration	business results	plan)	Total	Rights*
		(Yen in	(Yen in	(Yen in	(Yen in	(Thousand
		millions)	millions)	millions)	millions)	Shares)
Howard Stringer	Sony Corporation Chairman, CEO & President, and Representative Corporate Executive Officer	206 (**)	66	—	408	500

	Sony Corporation of America Chairman & CEO	102	34	—

Ryoji Chubachi	Sony Corporation Vice Chairman and Representative Corporate Executive Officer	83	65	—	148	80

Nobuyuki Oneda	Sony Corporation Former Executive Deputy President & CFO and Representative Corporate Executive Officer (until June 18, 2010)	49	41	47	137	30

				Retirement
				Allowances		Granted
			Bonus linked	(including phantom		Number of
		Basic	to	restricted stock		Stock Acquisition
Name	Position	Remuneration	business results	plan)	Total	Rights*
		(Yen in	(Yen in	(Yen in	(Yen in	(Thousand
		millions)	millions)	millions)	millions)	Shares)
Yutaka Nakagawa	Sony Corporation Executive Deputy President	60	43	—	103	30

Hiroshi Yoshioka	Sony Corporation Executive Deputy President	55	40	—	95	50

Nicole Seligman	Sony Corporation EVP & General Counsel	96 (**)	26	—	183	30

	Sony Corporation of America EVP & General Counsel	47	14	—

Kazuo Hirai	Sony Corporation EVP	35 (**)	20	—	110	50

	Sony Computer Entertainment Inc. Representative Director, President and Group CEO	35	20	—

* The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal year ended March 31, 2010 was 813 yen and was estimated using the Black-Scholes option-pricing model with several assumptions. Refer to Note 17 to the notes to the consolidated financial statements on page F-62 of this report for details. The weighted-average fair value per share does not indicate the actual value that would be realized by a Director or Corporate Executive Officer upon the exercise of the above-mentioned stock acquisition rights. The actual value, if any, that is realized by a Director or Corporate Executive Officer upon the exercise of any stock acquisition rights will depend on the extent to which the market value of Sony Corporation’s Common Stock exceeds the exercise price of the stock acquisition rights on the date of exercise, and several other restrictions imposed on the exercise of the stock acquisition rights, including the period when a Director or a Corporate Executive Officer could exercise the stock acquisition rights. Accordingly, there is no assurance that the value realized or to be realized by a Director or Corporate Executive Officer upon the exercise of the stock acquisition rights is or will be at or near the weighted-average fair value per share presented above. In addition, the above weighted-average fair value per share was calculated to recognize compensation expense for the fiscal year ended March 31, 2010 for accounting purposes and should not be regarded as any indication or predictor of future stock performance.

** Apart from the remuneration contained in the above table, Sony also provided certain of its Corporate Executive Officers with certain personal benefits and perquisites, including fringe benefits (and in some instances the Company paid the Executive Officer’s income taxes related to their perquisites), during the fiscal year ended March 31, 2010: for Howard Stringer Chairman, CEO & President, Sony Corporation — 7 million yen / Sony Corporation of America — 4 million yen; for Nicole Seligman EVP, Sony Corporation — 10 million yen / Sony Corporation of America — 5 million yen; and for Kazuo Hirai EVP, Sony Corporation — 3 million yen / Sony Computer Entertainment Inc. — 3 million yen.

(3) Basic policy regarding remuneration for Directors and Corporate Executive Officers

The basic policy regarding remuneration for Directors and Corporate Executive Officers, as determined by the Compensation Committee, is as follows:

(a) Basic policy of Director remuneration

Taking into account that the main duty of the Directors is to supervise the performance of business operations of Sony and the fact that Sony Corporation is a global company, in order to improve such function of the Directors, the following two elements constitute the basic policy for the determination of the remuneration of Directors:

•	Attracting and retaining an adequate talent pool of Directors possessing the requisite abilities to excel in the global marketplace; and

•	Ensuring the effectiveness of the supervisory function of the Directors

Based upon the above, the remuneration of Directors shall consist of the following three components:

•	Fixed remuneration;

•	Remuneration linked to share price; and

•	Phantom Restricted Stock Plan.

The schedule for the amount of each component and its percentage of total remuneration shall be determined in conformance with the basic policy above. Remuneration of Directors shall be at an appropriate level determined based upon research by a third party regarding remuneration of directors of both domestic and foreign companies. Director remuneration shall not be paid to those Directors who concurrently serve as Corporate Executive Officers.

Regarding the Phantom Restricted Stock Plan which was introduced in the fiscal year ended March 31, 2006, points fixed every year by the Compensation Committee shall be granted to Directors every year during his/her tenure, and at the time of resignation, the remuneration amount shall be calculated by multiplying Sony Corporation’s common stock price by accumulated points. The resigning Director shall purchase Sony Corporation’s common stock with this remuneration.

(b) Basic policy of Corporate Executive Officer remuneration

Taking into account that Corporate Executive Officers are key members of management responsible for executing the business operations of Sony, in order to further improve the business results of Sony Corporation, the following two elements shall constitute the basic policy for the determination of the remuneration of Corporate Executive Officers:

•	Attracting and retaining an adequate talent pool of Corporate Executive Officers possessing the requisite abilities to excel in the global marketplace; and

•	Providing effective incentives to improve business results on a short term, medium and long term basis.

Based upon the above, remuneration of Corporate Executive Officers shall consist of the following four components:

•	Fixed remuneration;

•	Bonus linked to business results;

•	Remuneration linked to share price; and

•	Phantom Restricted Stock Plan.

The schedule for the amount of each component and its percentage of total remuneration shall be determined in conformance with the above basic policy with an emphasis on linking remuneration to business results and shareholder value. Remuneration of Corporate Executive Officers shall be at an appropriate level determined based upon research by a third party regarding remuneration of management of both domestic and foreign companies.

Specifically, the amount of bonus linked to business results shall be determined based upon consolidated business results of Sony Corporation, such as operating margin and the level of achievement in respect of the business area(s) for which the relevant Corporate Executive Officer is responsible, and the amount paid to Corporate Executive Officers shall fluctuate within the range from 0 percent to 200 percent of the base fixed remuneration amount.

Regarding the Phantom Restricted Stock Plan which was introduced in the fiscal year ended March 31, 2006, points fixed every year by the Compensation Committee shall be granted to Corporate Executive Officers* every year during his/her tenure in office, and at the time of resignation, the remuneration amount shall be calculated by multiplying Sony Corporation’s common stock price by accumulated points. The resigning Corporate Executive Officer shall purchase Sony Corporation’s common stock with this remuneration.

* Corporate Executive Officers, other than Stringer Chairman, CEO & President, Seligman EVP and Hirai EVP, are entitled to participate in the Phantom Restricted Stock Plan. Mr. Stringer, Ms. Seligman and Mr. Hirai instead are covered under separate pension plans provided by Sony’s subsidiaries in the United States.

Board Practices

Sony Corporation has adopted a “Company with Committees” corporate governance system under the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”). Under this system, Sony Corporation has three committees: the Nominating Committee, the Audit Committee and the Compensation Committee. Under the Companies Act, each committee is required to consist of not less than three Directors, the majority of whom must be outside Directors. In order to qualify as an outside Director under the Companies Act, a Director must be a person (i) who is not a director of Sony Corporation or any of its subsidiaries engaged in the business operations of Sony Corporation or such subsidiaries, as the case may be, or a corporate executive officer or general manager or other employee of Sony Corporation or any of its subsidiaries, and (ii) who has never been a director of Sony Corporation or any of its subsidiaries engaged in the business operations of Sony Corporation or such subsidiaries, as the case may be, or a corporate executive officer or general manager or other employee of Sony Corporation or any of its subsidiaries.

Under the committee system, Directors as such have no power to execute the business of Sony Corporation except for limited circumstances as permitted by law. The Board of Directors must elect Corporate Executive Officers (Shikko-yaku), who are responsible for the execution of the business of Sony Corporation. A summary of the governance system adopted by Sony Corporation is set forth below.

The Board of Directors determines fundamental management policy and other important matters related to the management of Sony and oversees the performance of the duties of Directors and Corporate Executive Officers. Furthermore, the Board of Directors has the power and authority to appoint and dismiss the members of Sony Corporation’s three committees and Corporate Executive Officers. Under the Companies Act, all Directors must be elected at the General Meeting of Shareholders from the candidates determined by the Nominating Committee. Under the Companies Act, the term of office of Directors expires at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year after their election. Directors may serve any number of consecutive terms although, under the Charter of the Board of Directors of Sony Corporation, outside Directors may not be reelected more than five times without the consent of all Directors nor more than eight times even if the consent of all Directors is obtained. Yotaro Kobayashi and Yoshiaki Yamauchi were each reelected for a seventh term as an outside Director at the Ordinary General Meeting of Shareholders held on June 18, 2010 upon nomination by the Nominating Committee with the consent of all Directors pursuant to the Charter of the Board of Directors.

The Nominating Committee, which pursuant to the Charter of the Board of Directors of Sony Corporation consists of five or more Directors, determines the content of proposals to be submitted for approval at the General Meeting of Shareholders regarding the appointment and dismissal of Directors. As stated above, under the Companies Act, a majority of the members of the Nominating Committee must be outside Directors. Under the Charter of the Board of Directors of Sony Corporation, at least two members of the Nominating Committee must concurrently be Corporate Executive Officers. The Nominating Committee is comprised of the following members as of June 18, 2010: Yotaro Kobayashi, who is the Chair of the Nominating Committee and an outside Director;

Peter Bonfield, Fujio Cho, Roland A. Hernandez and Yorihiko Kojima, who are each outside Directors; and Howard Stringer and Ryoji Chubachi, who are Corporate Executive Officers .

Under the Charter of the Board of Directors of Sony Corporation, the Audit Committee must consist of three or more Directors, a majority of whom, as stated above, must be outside Directors. In addition, under the Companies Act, a member of the Audit Committee may not concurrently be a director of Sony Corporation or any of its subsidiaries who is engaged in the business operations of Sony Corporation or such subsidiaries, as the case may be, or a corporate executive officer of Sony Corporation or any of its subsidiaries, or an accounting counselor, general manager or other employee of any of such subsidiaries. Further, under the Charter of the Board of Directors of Sony Corporation, members of the Audit Committee must meet the independence and other equivalent requirements of U.S. securities laws and regulations to the extent applicable to Sony Corporation. The Audit Committee’s primary responsibility is to review the consolidated and non-consolidated financial statements and business reports to be submitted by the Board of Directors at the General Meeting of Shareholders; to monitor the performance of duties by Directors and Corporate Executive Officers (with respect to structures to ensure the adequacy of the financial reporting process, to enable management to ensure the effectiveness of internal control over financial reporting, to ensure timely and appropriate disclosure and to ensure compliance with any applicable law, Articles of Incorporation and internal policies and rules, and with respect to the status of any other items described in the “Internal Control and Governance Framework” determined or reaffirmed by the Board of Directors in accordance with Article 416, paragraph 1, item (1) of the Companies Act), in each case pursuant to the Companies Act; and to propose the appointment/dismissal or non-reappointment of, approve the compensation of, and oversee and evaluate the work of Sony’s independent auditor and its independence and qualification. Under the Companies Act, the Audit Committee has a statutory duty to prepare and submit each year its audit report (Kansa-hokoku) to the Corporate Executive Officer designated by the Board of Directors. A member of the Audit Committee may note his or her opinion in the audit report if it is different from the opinion of the Audit Committee that is expressed in the audit report.

The Audit Committee discusses with Sony Corporation’s independent auditor, PricewaterhouseCoopers Aarata, the scope and results of audits by the independent auditor including their evaluation of Sony Corporation’s internal controls, compatibility with Generally Accepted Accounting Principles in the U.S., and the overall quality of financial reporting. The Audit Committee makes an assessment of the independence of PricewaterhouseCoopers Aarata by overseeing their activities through regular communications and discussions with them, and by pre-approving audit and non-audit services to be provided. The Audit Committee is comprised of the following members as of June 18, 2010: Yoshiaki Yamauchi, who is the Chair of the Audit Committee and an outside Director, and Mitsuaki Yahagi and Kanemitsu Anraku, who are also outside Directors. Yoshiaki Yamauchi and Kanemitsu Anraku are each “audit committee financial experts” within the meaning of Item 16A of this report.

As required by the Companies Act, the Compensation Committee determines the policy and the content of compensation, bonus and any other benefits (including equity-related rights or options given for the purpose of stock incentive options) to be received by each Director and Corporate Executive Officer in consideration of the execution of their duties. In addition to such statutory duties, the Compensation Committee sets policy on the composition of individual compensation to be received by other senior management of Sony Group (Directors or other officers of Sony Group companies whose appointment is subject to approval by the Chief Executive Officer (“CEO”) of Sony Corporation), and also submits proposals to the Board of Directors regarding the issuance of stock acquisition rights for the purpose of granting stock options and other forms of stock price-based compensation utilizing shares etc. of Sony Group, as individual compensation to the aforementioned senior management. Under the Charter of the Board of Directors, the Compensation Committee shall consist of three or more Directors, and as a general rule, at least one member shall concurrently serve as Corporate Executive Officer; provided, however, that a Director who is the CEO or the Chief Operating Officer (“COO” ) of Sony Group or in any equivalent position shall not be a member of the Compensation Committee. As stated above, a majority of the members of the Compensation Committee must be outside Directors. The Compensation Committee is comprised of the following members as of June 18, 2010: Ryuji Yasuda, who is the Chair of the Compensation Committee and an outside Director, and Tsun-yan Hsieh and Osamu Nagayama, who are also outside Directors.

During the fiscal year ended March 31, 2010, the Board of Directors convened nine times. The Nominating Committee met six times, the Audit Committee met 13 times and the Compensation Committee met five times. All

12 outside Directors participated in all meetings of the Board of Directors held during his/her tenure period of the fiscal year ended March 31, 2010 except for Yoshihiko Miyauchi, Fujio Cho and Yukako Uchinaga. (Yoshihiko Miyauchi participated in eight meetings out of nine; Fujio Cho participated in eight meetings out of nine; Yukako Uchinaga participated in seven meetings out of nine.) Also, all 12 outside Directors who are members of Committees participated in at least 75 percent of the aggregate number of meetings of each Committee held during the fiscal year ended March 31, 2010, except for Yukako Uchinaga (Yukako Uchinaga was a member of the Nominating Committee and participated in two meetings out of six held during her tenure period of the fiscal year ended March 31, 2010.) All three outside Directors who are members of the Audit Committee participated in all meetings of the Audit Committee held during the fiscal year ended March 31, 2010.

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

The Board of Directors must appoint one or more Corporate Executive Officers who are authorized to determine matters delegated to them by the Board of Directors. The Corporate Executive Officers are responsible for conducting all the business operations of Sony within the scope of authority delegated by the Board of Directors. As of June 18, 2010, there are eight Corporate Executive Officers, some of whom are also Directors. Significant decision-making authority has been delegated to the CEO and also to each Corporate Executive Officer with respect to investments, strategic alliances and other actions related to the execution of business operations. Sony Corporation believes that this significant delegation enables Sony to be managed in a dynamic and responsive manner. The terms of office of Corporate Executive Officers must expire at the conclusion of the first meeting of the Board of Directors held immediately after the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year after their election. From among the Corporate Executive Officers who as a general rule are also Directors, the Board of Directors shall elect Representative Corporate Executive Officers. Each Representative Corporate Executive Officer has the statutory authority to represent Sony Corporation in the conduct of its affairs.

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

Employees

As of March 31, 2010, Sony had approximately 167,900 employees, a decrease of approximately 3,400 employees from March 31, 2009. During the fiscal year ended March 31, 2010, while the employee numbers increased due to the recovery in production at manufacturing sites in East Asia excluding Japan, the total number of employees decreased due to restructuring initiatives implemented mainly in North America, Japan and Europe. As of March 31, 2010, approximately 60,200 employees were located in Japan and approximately 107,700 employees were located outside Japan. Approximately 23 percent of the total number of employees were members of labor unions.

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

The following table shows the number of employees by segment as of March 31, 2008, 2009 and 2010.

Number of Employees by Segment

	March 31
	2008	2009	2010

Consumer Products & Devices	127,800	108,600	105,300
Networked Products & Services	10,500	13,100	13,800
B2B & Disc Manufacturing	15,000	17,100	16,300
Pictures	7,400	7,000	6,400
Music	2,100	7,200	7,100
Financial Services	6,800	7,200	7,400
All Other	2,500	2,400	1,900
Unallocated — Corporate employees	8,400	8,700	9,700

Total	180,500	171,300	167,900

As of March 31, 2010, the number of employees in the Consumer Products & Devices (“CPD”), B2B & Disc Manufacturing and Pictures segments, and All Other decreased compared to March 31, 2009, mainly due to restructuring activities.

As a part of transformation efforts during the fiscal year ended March 31, 2010, Sony’s headquarters established three functional platforms for manufacturing, logistics, procurement and customer services, R&D and common software development, and global sales and marketing. The number of corporate employees increased as employees transferred from other segments, partially offset by restructuring activities at headquarters.

As of March 31, 2009, the number of employees in the Networked Products & Services (“NPS”) segment increased compared to March 31, 2008, primarily as a result of the transfer of Sony Online Entertainment Holdings, Inc and its subsidiaries from the Pictures segment to the NPS segment. The number of employees in the Music segment as of March 31, 2009 increased compared to March 31, 2008, primarily due to the consolidation of SONY BMG as of October 1, 2008.

In addition, the average number of employees for the fiscal years ended March 31, 2008, 2009 and 2010 calculated by averaging the total number of employees at the end of each quarter, was 175,800, 179,400 and 170,200 respectively.

Sony generally considers its labor relations to be good.

In Japan, Sony Corporation and several subsidiaries have labor unions.

Regarding labor relations in the CPD segment by area, in Asia, where Sony owns many manufacturing sites, a few of these sites have labor unions that have union contracts. In China, most employees are members of labor unions.

In the U.S., no manufacturing sites have labor unions. In Europe, Sony maintains good labor relations with the Work Councils in each country, and, while some employees belong to unions, they are not eligible for union contracts.

In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2010, negotiations were successfully concluded with the Screen Actors Guild (“SAG”) for new two-year agreements as follows: Basic Agreement, Television Agreement, Basic Cable Agreement, Basic Cable Animation Agreement and Television Animation Agreements. Negotiations were also successfully concluded for new three-year agreements with the American Federation of Musicians (“AFM”), the International Alliance of Theatrical and Stage Employees (“IATSE”) Local 839 Animation Guild and Affiliated Optical Electronic and Graphic Arts, IATSE Local 873 (Canada), IATSE Local 829 (New York) and the Union of British Columbia Performers (“UBCP”). Additionally, a new three year Area Standards Agreement was reached with the IATSE International.

Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

Share Ownership

The total number of shares of Sony Corporation’s Common Stock beneficially owned by Directors and Corporate Executive Officers (19 people) listed in “Directors and Senior Management” above was approximately 0.01 percent of the total shares outstanding as of May 31, 2010. Refer to “Board Practices” above.

During the fiscal year ended March 31, 2010, Sony granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock of Sony Corporation, to Directors, Corporate Executive Officers, Corporate Executives, Group Executives, and selected employees. The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony to Directors and Corporate Executive Officers as of May 31, 2010 and which were outstanding as of the same date.

	Total number of
Year granted	shares subject to stock
(Fiscal Year ended March 31)	acquisition rights	Exercise price per share
	(in thousands)

2010	580	29.56 U.S. dollars
2010	224	2,595 yen
2009	560	30.24 U.S. dollars
2009	198	2,987 yen
2008	460	48.15 U.S. dollars
2008	184	5,514 yen
2007	454	40.05 U.S. dollars
2007	172	4,756 yen
2006	335	34.14 U.S. dollars
2006	155	4,060 yen
2005	230	40.34 U.S. dollars
2005	51	3,782 yen
2004	225	40.90 U.S. dollars
2004	23	4,101 yen
2003	215	35.57 U.S. dollars

Prior to the introduction of stock acquisition rights, in order to provide equity-based compensation to selected executives at Sony’s U.S. subsidiaries, Sony Corporation has issued U.S. dollar-denominated Convertible Bonds (“CBs”) to a holding company in the U.S. and the holding company has sold the CBs to those executives. For the purpose of carrying out this plan, the holding company lent an amount equal to the principal amount of CBs to such executives for their purchase of the CBs until the date of conversion. The CBs generally vest ratably up to three years from the date of sale and are generally exercisable up to ten years from the date of sale. The following table shows the portion of those CBs which were held by current Directors and Corporate Executive Officers as of May 31, 2010 and which were outstanding as of the same date.

Year issued	Total number of shares
(Fiscal Year ended March 31)	subject to CBs	Exercise price per share
	(in thousands)	(U.S. dollars)

2003	115	52.29
2002	106	71.28

Regarding the above compensation plans, refer to Note 17 to the notes to the consolidated financial statements.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

Dodge & Cox, an institutional investor based in San Francisco, California, filed a Schedule 13-F with the SEC on May 13, 2010. According to this filing, Dodge & Cox owned 35,513,937 American Depositary Receipts (“ADRs”) of Sony Corporation as of March 31, 2010. In addition, while Sony assumes no responsibility for the accuracy of this supplemental information, according to the website of Dodge & Cox, as of March 31, 2010, Dodge & Cox owned 12,200,600 shares of outstanding Sony Corporation Common Stock. As a result, it appears that in total, Dodge & Cox beneficially owned 47,714,537 shares of outstanding Sony Corporation Common Stock representing 4.8 percent of the total. To the knowledge of Sony Corporation, there were no significant changes in the percentage ownership held by any major beneficial shareholders during the past three fiscal years. Major shareholders of Sony Corporation do not have different voting rights.

As of March 31, 2010, there were 1,003,531,808 shares of Common Stock outstanding, of which 96,204,576 shares were in the form of ADRs and 158,088,089 shares were held of record in the form of Common Stock by residents in the U.S. As of March 31, 2010, the number of registered ADR holders was 6,814 and the number of registered holders of shares of Common Stock in the U.S. was 364.

To the knowledge of Sony Corporation, it is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly. As far as is known to Sony Corporation, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of Sony Corporation.

Related Party Transactions

In the ordinary course of business, Sony purchases materials, supplies, and services from numerous suppliers throughout the world, including firms with which certain members of the Board of Directors are affiliated. In addition, in the fiscal year ended March 31, 2010, Sony entered into the following sales/purchase transactions with equity affiliates accounted for under the equity method: sales to Sony Ericsson Mobile Communications AB (“Sony Ericsson”), a joint venture focused on mobile phone handsets, totaling 103.9 billion yen; sales to Kyoshin Technosonic Co., Ltd., a joint venture focused on marketing semiconductors and other electronic components, totaling 18.5 billion yen; purchases from S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous thin film transistor (“TFT”) LCD panels, totaling 301.6 billion yen.

As of March 31, 2010, Sony held notes and accounts receivable, trade due from Sony Ericsson totaled 18.5 billion yen, in addition to notes and accounts payable, trade due to S-LCD totaled 56.5 billion yen. Because of the size of these transactions, Sony does not consider the amounts involved to be material to its business. Refer to Note 5 to the notes to the consolidated financial statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation have performed and continue to perform commercial banking services for Sony. Yoshiaki Yamauchi, who has served as a Sony Corporation Director since June 20, 2003, had been a Director of Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation until June 26, 2009.

Interests of Experts and Counsel

Not Applicable

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

Refer to the consolidated financial statements and the notes to the consolidated financial statements.

Legal Proceedings

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its optical disk drive business. Sony Corporation understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives. Sony Corporation intends to cooperate fully with the DOJ and other agencies in this inquiry. Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation, Sony Optiarc Inc., Sony Optiarc America Inc., other named defendants and other unnamed parties violated antitrust laws and seek recovery of damages and other remedies.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available to Sony and its legal counsel, the management of Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

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

A fiscal year-end dividend of 12.5 yen per share of Common Stock was approved at the Board of Directors meeting held on May 12, 2010 and was paid on June 2, 2010. Sony Corporation has already paid an interim dividend for Common Stock of 12.5 yen per share to each shareholder; accordingly, the total annual dividend per share of Common Stock for the fiscal year ended March 31, 2010 is 25.0 yen.

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

	Tokyo Stock Exchange		New York Stock
	Price Per		Exchange Price
	Share of Common Stock		Per Share of ADS
	High	Low	High	Low
	(yen)		(U.S. dollars)

Annual highs and lows*
The fiscal year ended March 31, 2006	6,040	3,660	51.16	31.80
The fiscal year ended March 31, 2007	6,540	4,340	53.34	37.24
The fiscal year ended March 31, 2008	7,190	3,910	59.84	39.91
Quarterly highs and lows*
The fiscal year ended March 31, 2009
1st quarter	5,544	3,988	52.20	39.40
2nd quarter	4,696	3,120	43.51	29.71
3rd quarter	3,280	1,717	30.64	18.09
4th quarter	2,335	1,491	24.32	15.64
The fiscal year ended March 31, 2010
1st quarter	2,800	2,050	28.22	21.27
2nd quarter	2,810	2,145	30.15	23.60
3rd quarter	2,830	2,250	30.82	26.25
4th quarter	3,645	2,694	40.45	29.50
Monthly highs and lows*
2009
December	2,730	2,250	29.58	26.76
2010
January	3,210	2,694	34.99	29.50
February	3,235	2,940	35.59	32.94
March	3,645	3,015	40.45	34.40
April	3,620	3,230	38.67	34.16
May	3,225	2,691	34.70	29.85
June (through June 25)	2,810	2,431	30.95	27.02

*	Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

On June 25, 2010, the closing sales price per share of Sony Corporation’s Common Stock on the TSE was 2,442 yen. On June 25, 2010, the closing sales price per share of Sony Corporation’s ADS on the NYSE was 27.33 U.S. dollars.

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

On January 5, 2009, a central book-entry transfer system for shares of Japanese listed companies was established pursuant to the Act Concerning Book-entry Transfer of Corporate Bonds, Shares etc. (“Book-entry Transfer Act”), and this system is applied to the shares of Common Stock of Sony Corporation. Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized, and shareholders must have accounts at account management institutions to hold their shares unless such shareholder has an account at Japan Securities Depository Center, Inc. (“JASDEC”). “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions that meet the requirements prescribed by the Book-entry Transfer Act. Transfer of the shares of Common Stock of Sony Corporation is effected exclusively through entry in the records maintained by JASDEC and the account management institutions, and title to the shares passes to the transferee at the time when the transfer of the shares is recorded at the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal holder of the shares recorded in such account.

Under the Companies Act and the Book-entry Transfer Act, in order to assert shareholders’ rights against Sony Corporation, a shareholder of shares must have its name and address registered in Sony Corporation’s register of shareholders. Under the central book-entry transfer system operated by JASDEC, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Act or Sony Corporation’s Share Handling Regulations, including their names and addresses, and the registration on Sony Corporation’s register of shareholders is updated upon receipt by Sony Corporation of necessary information from JASDEC (as described in “Record date”). On the other hand, in order to assert shareholders’ rights to which shareholders are entitled regardless of record dates such as minority shareholders’ rights, including the right to propose a matter to be considered at a General Meeting of Shareholders, except for shareholders’ rights to request that Sony Corporation purchase or sell shares constituting less than a full unit (as described in “Unit share system”), JASDEC shall, upon the shareholder’s request, issue a notice of certain information, including the name and address of such shareholder, to Sony Corporation. Thereafter, such shareholder is required to present Sony Corporation a receipt of the notice request in accordance with the Sony Corporation’s Share Handling Regulations. Under the Book-entry Transfer Act, the shareholder shall exercise such shareholders’ right within four weeks after notice has been given.

Mitsubishi UFJ Trust and Banking Corporation is the transfer agent for Sony Corporation’s capital stock. As such, it keeps Sony Corporation’s registers of shareholders in its office at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo.

Non-resident shareholders are required to appoint a standing proxy in Japan or file notice of a mailing address in Japan. Notices from Sony Corporation to non-resident shareholders are delivered to such standing proxies or mailing address. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. The recorded holder of deposited shares underlying the American Depositary Shares (“ADSs”) is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against Sony Corporation.

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

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The price of the shares of Common Stock generally goes ex-dividend on the second business day prior to the record date.

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

As Sony Corporation has become a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), Sony Corporation must further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by ordinances of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by ordinances of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.

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

(Capital and reserves)

Sony Corporation may generally reduce its additional paid-in capital or legal reserve by resolution of a General Meeting of Shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, Sony Corporation may generally reduce its stated capital by a special resolution of a General Meeting of Shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in capital. In addition, Sony Corporation may reduce its Surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by resolution of a General Meeting of Shareholders.

(Stock splits)

Sony Corporation may at any time split shares in issue into a greater number of shares at the determination of the Chief Executive Officer (“CEO”), and may amend its Articles of Incorporation to increase the number of the authorized shares to be issued to allow such stock split pursuant to a resolution of the Board of Directors or a determination by a Corporate Executive Officer to whom the authority to make such determination has been delegated by a resolution of the Board of Directors, rather than relying on a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation.

When a stock split is to be made, Sony Corporation must give public notice of the stock split, specifying the record date thereof, at least two weeks prior to such record date. Under the central book-entry transfer system operated by JASDEC, Sony Corporation must also give notice to JASDEC regarding a stock split at least two weeks prior to the relevant effective date of the stock split. On the effective date of the stock split, the numbers of shares recorded in all accounts held by Sony Corporation’s shareholders at account managing institutions or JASDEC will be increased in accordance with the applicable ratio.

(Consolidation of shares)

Sony Corporation may at any time consolidate issued shares into a smaller number of shares by the special shareholders resolution (as defined in ( “Voting rights”). When a consolidation of shares is to be made, Sony Corporation must give public notice or notice to each shareholder at least two weeks prior to the effective date of the consolidation of shares. Under the central book-entry transfer system operated by JASDEC, Sony Corporation must also give notice to JASDEC regarding a consolidation of shares at least two weeks prior to the effective date of the consolidation of shares. On the effective date of the consolidation of shares, the numbers of shares recorded in all accounts held by Sony Corporation’s shareholders at account managing institutions or JASDEC will be decreased in accordance with the applicable ratio. Sony Corporation must disclose the reason for the consolidation of shares at a General Meeting of Shareholders.

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

If the Articles of Incorporation so provide, any of the minimum voting rights or percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened. Sony Corporation’s Articles of Incorporation currently do not include any such provisions.

(Voting rights)

So long as Sony Corporation maintains the unit share system, a holder of shares constituting one or more units is entitled to one vote for each such unit of stock (refer to (“Unit share system”) below; currently 100 shares constitute one unit), except that no voting rights with respect to shares of capital stock of Sony Corporation are afforded to Sony Corporation or any corporate or certain other entity more than one-quarter of the total voting rights of which are directly or indirectly held by Sony Corporation. If Sony Corporation eliminates from its Articles of Incorporation the provisions relating to units of stock, holders of capital stock will have one vote for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation of Sony Corporation, a resolution can be adopted at a General Meeting of Shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Companies Act and Sony Corporation’s Articles of Incorporation provide, however, that the quorum for the election of Directors shall be one-third of the total number of voting rights of all the shareholders. Sony Corporation’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Shareholders may also exercise their voting rights by electronic means pursuant to the method designated by Sony Corporation.

The Companies Act of Japan and the Articles of Incorporation of Sony Corporation provide that in order to amend the Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from a specific party other than its subsidiaries;

(2)	consolidation of shares;

(3)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to acquire shares of capital stock, or bonds with stock acquisition rights on “specially favorable” conditions) to any persons other than shareholders;

(4)	the exemption of liability of a Director, Corporate Executive Officer or independent auditor with certain exceptions;

(5)	a reduction of stated capital with certain exceptions;

(6)	a distribution of in-kind dividends which meets certain requirements;

(7)	dissolution, merger, consolidation, or corporate split with certain exceptions;

(8)	the transfer of the whole or a material part of the business;

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

(Issue of additional shares and pre-emptive rights)

Holders of Sony Corporation’s shares of capital stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors or the CEO determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under ( “Voting rights”) above. In the case of an issuance of shares (including a transfer to treasury shares) of Sony Corporation or its stock acquisition rights by way of an allotment to a third party which would dilute the outstanding voting shares by 25 percent or more or change the controlling shareholder, in addition to a resolution of the Board of Directors, the approval of the shareholders or an affirmative vote from a person independent of the management is generally required pursuant to the regulations of the Japanese stock exchanges on which shares of Sony Corporation are listed. The Board of Directors or the CEO may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice is given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

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

(Acquisition by Sony Corporation of its capital stock)

Under the Companies Act and the Articles of Incorporation of Sony Corporation, Sony Corporation may acquire shares of Common Stock (i) from a specific shareholder other than any of its subsidiaries (pursuant to the special shareholders resolution), (ii) from any of its subsidiaries (pursuant to a determination by the CEO as delegated by the Board of Directors), or (iii) by way of purchase on any Japanese stock exchange on which Sony Corporation’s shares of Common Stock are listed or by way of tender offer (pursuant to a resolution of the Board of Directors, as long as its non-consolidated annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice).

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

A holder of shares constituting less than one full unit may require Sony Corporation to purchase such Shares at their market value in accordance with the provisions of the Share Handling Regulations of Sony Corporation. In addition, the Articles of Incorporation of Sony Corporation provide that a holder of shares constituting less than one full unit may request Sony Corporation to sell to such holder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock. Such request by a holder and the sale by Sony Corporation must be made in accordance with the provisions of the Share Handling Regulations of Sony Corporation. As prescribed in the Share Handling Regulations, such requests shall be made through an account management institution and JASDEC pursuant to the rules set by JASDEC, without going through the notification procedure required for the exercise of shareholders’ rights entitled regardless of record dates as described in “General.” Shares constituting less than a full unit are transferable, under the new book-entry transfer system described in “General”. Under the rules of the stock exchanges, however, shares constituting less than a full unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

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

Reporting of substantial shareholdings

The Financial Instruments and Exchange Act of Japan and its related regulations require any person, regardless of residence, who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director General of the competent Local Finance Bureau of the Ministry of Finance within five business days a report concerning such shareholdings. A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding, or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such persons upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holders and the issuer’s total issued share capital. Any such report shall be filed with the Director General of the relevant Local Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET) system. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which such shares are listed.

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

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of capital stock of Sony Corporation) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10 percent or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company by the 15th day of the month immediately following the month in which such acquisition took place. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, or where that Japanese company is engaged in certain businesses designated by the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

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

This summary is based upon the representations of the depositary and the assumption that each obligation in the deposit agreement in relation to the ADSs dated as of June 1, 1961, as amended and restated as of October 31,

1991, as further amended and restated as of March 17, 1995, and as of February 25, 2010, and in any related agreement, will be performed in accordance with its terms.

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock or ADRs of Sony Corporation) to non-resident Holders other than any individual shareholder who holds 5 percent or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before December 31, 2011, and (ii) 15 percent for dividends due and payable on or after January 1, 2012. As of the date of this document, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland, and 10 percent under the income tax treaties with Australia, France, the U.K. and the United States).

Under the Treaty, the maximum rate of Japanese withholding tax that may be imposed on dividends paid by a Japanese corporation to a U.S. holder that does not own directly or indirectly at least 10 percent of the voting stock of the Japanese corporation is generally reduced to 10 percent of the gross amount actually distributed, and dividends paid by a Japanese corporation to a U.S. holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Sony Corporation to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of common stock by Sony Corporation is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents)

in advance through the withholding agent to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends). To claim this reduced rate or exemption, a non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced rate which is lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the full amount of tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. Sony Corporation does not assume any responsibility to ensure withholding at the reduced treaty rate or to ensure not withholding for shareholders who would be so eligible under any applicable income tax treaty but where the required procedures as stated above are not followed.

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

United States Taxation with respect to shares of Common Stock and ADSs

The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock will be included in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs or Common Stock will be subject to taxation at a maximum rate of 15 percent if the dividends are “qualified dividends.” Dividends paid on the Common Stock or ADSs will be treated as qualified dividends if Sony Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Corporation’s audited financial statements and relevant market and shareholder data, Sony Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2009 taxable year. In addition, based on Sony Corporation’s audited financial statements and Sony Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Corporation does not anticipate becoming a PFIC for the 2010 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Common Stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether Sony Corporation will be able to comply with them. Holders of ADSs and Common Stock should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

Subject to applicable limitations and special considerations discussed below, a U.S. holder of ADSs or Common Stock of Sony Corporation will be entitled to a credit for Japanese tax withheld in accordance with the Treaty from dividends paid by Sony Corporation. For purposes of the foreign tax credit limitation, dividends will be foreign source income, and will generally constitute “passive” income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term of hedged positions and may not be allowed in respect of arrangements in which economic profit, after non-U.S. taxes, is insubstantial. Holders of ADSs and Common Stock should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Dividends paid by Sony Corporation to U.S. corporate holders of ADSs or Common Stock will not be eligible for the dividends-received deduction.

In general, a U.S. holder will recognize capital gain or loss upon the sale or other disposition of ADSs or Common Stock equal to the difference between the amount realized on the sale or disposition and the U.S. holder’s tax basis in the ADSs or Common Stock. Such capital gain or loss will be long-term capital gain or loss if the ADSs or Common Stock have been held for more than one year on the date of the sale or disposition. The net amount of long-term capital gain recognized by an individual holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15 percent. The net long-term capital gain recognized by an individual holder after December 31, 2010 generally is subject to taxation at a maximum rate of 20 percent.

Under the Code, a U.S. holder of ADSs or Common Stock may be subject, under certain circumstances, to information reporting and possibly backup withholding with respect to dividends and proceeds from the sale or other disposition of ADSs or Common Stock, unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is not additional tax and may be refunded or credited against the U.S. holder’s federal income tax liability, so long as the required information is furnished to the U.S. Internal Revenue Service.

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

Sony’s business is continuously exposed to market fluctuation, such as fluctuations in currency exchange rates, interest rates or stock prices. Sony utilizes several derivative instruments, such as foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements and currency swap agreements in order to hedge the potential downside risk on the cash flow from the normal course of business caused by market fluctuation. Sony uses foreign exchange forward contracts and foreign currency option contracts primarily to reduce the foreign exchange volatility risk that accounts receivable or accounts payable denominated in yen, U.S. dollars, euros or other currencies have through the normal course of Sony’s worldwide business. Interest rate swap agreements and currency swap agreements are utilized to diversify funding conditions or to reduce funding costs, and in the Financial Services segment, these transactions are used for asset liability management. Sony uses these derivative financial instruments mainly for risk-hedging purposes as described above, and few derivative transactions, such as bond futures and bond options are held or utilized for trading purposes in the Financial Services segment. If hedge accounting cannot be applied because the accounts receivable or accounts payable to be hedged are not yet booked, or because cash flows from derivative transactions do not coincide with the underlying exposures recorded on Sony’s balance sheet, such derivatives agreements are subject to a mark-to-market evaluation and their unrealized gains or losses are recognized in earnings. In addition, Sony holds marketable securities such as straight bonds, convertible bonds, and stocks in yen or other currencies in the Financial Services segment in order to obtain interest income or capital gain on the financial assets under management. Investments in marketable securities are also subject to market fluctuation.

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

The following table shows the results of VaR. These analyses for the fiscal year ended March 31, 2010 indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95 percent confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and U.S. dollar and between the yen and the euro, the currencies in which a significant amount of financial assets and liabilities and derivative transactions are maintained on a consolidated basis. The VaR of interest rate risk and stock price risk consists of risks arising from the volatility of the interest rates and stock prices against invested securities and derivatives transactions in the Financial Services segment.

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

Consolidated

	June 30,	September 30,	December 30,	March 31,
	2009	2009	2009	2010
		(Yen in billions)

Net VaR	3.6	2.8	2.1	1.7
VaR of currency exchange rate risk	3.9	3.2	2.2	1.8
VaR of interest rate risk	0.4	0.6	0.6	0.2
VaR of stock price risk	0.8	0.4	0.1	0.0

Financial Services

	June 30,	September 30,	December 30,	March 31,
	2009	2009	2009	2010
		(Yen in billions)

Net VaR	1.2	0.7	0.7	0.6
VaR of currency exchange rate risk	1.3	0.6	0.7	0.7
VaR of interest rate risk	0.4	0.5	0.6	0.2
VaR of stock price risk	0.8	0.4	0.1	0.0

All other segments excluding Financial Services

	June 30,	September 30,	December 30,	March 31,
	2009	2009	2009	2010
		(Yen in billions)

Net VaR	2.7	2.6	1.6	1.2
VaR of currency exchange rate risk	2.7	2.6	1.7	1.2
VaR of interest rate risk	0.1	0.0	0.1	0.0
VaR of stock price risk	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities

Item 12(d). American Depositary Shares

JPMorgan Chase Bank, N.A. (the “Depositary”) serves as the depositary for Sony’s ADSs. ADS holders are required to pay various fees to the Depositary and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADS holders are required to pay the Depositary an annual fee of 0.05 U.S. dollar per ADS (or portion thereof) for administering the ADS program, and amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from (i) compliance with applicable law, taxes or other governmental charges, (ii) cable, telex or facsimile transmission, (iii) transfer or registration in connection with the deposit or withdrawal of deposited securities, and (iv) conversion of foreign currency into U.S. dollars. In each case, the fee may be charged on a periodic basis and the Depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders

Issuance and delivery of ADRs, including in connection with share distributions, sales and stock splits	5.00 U.S. dollars for each 100 ADSs (or portion thereof)
Cash distribution of dividends	0.05 U.S. dollar or less per ADS
Transfers of ADRs	1.50 U.S. dollars per ADS
Distribution or sale of securities other than ADRs	5.00 U.S. dollars for each 100 shares
Withdrawal, cancellation or reduction of shares underlying ADSs	5.00 U.S. dollars per 100 ADSs (or portion thereof)

Direct and Indirect Payments by the Depositary to Sony

The Depositary reimburses Sony for certain expenses Sony incurs in connection with its ADR program, subject to a ceiling agreed upon by Sony and the Depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended March 31, 2010, such reimbursements totaled approximately 1.4 million U.S. dollars.

In addition, as part of its service to Sony, the Depositary waives fees for the standard costs associated with the administration of the ADR program, associated operating expenses, investor relations advice and access to an internet-based tool used in Sony’s investor relations activities. For the year ended March 31, 2010, the amount of these indirect payments was estimated to total 0.2 million U.S. dollars.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Item 15(a). Disclosure Controls and Procedures

Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of Sony’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e)

under the Securities Exchange Act of 1934, as of March 31, 2010. Disclosure controls and procedures require that information to be disclosed in the reports Sony files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the CEO and CFO have concluded that, as of March 31, 2010, the disclosure controls and procedures were effective.

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

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2010 based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2010.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on our internal control over financial reporting as of March 31, 2010, presented on page (F-2).

Item 15(c). Attestation Report of the Registered Public Accounting Firm

Refer to the Report of Independent Registered Public Accounting Firm on page (F-2).

Item 15(d). Changes in Internal Control over Financial Reporting

There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Sony’s Board of Directors has determined that Yoshiaki Yamauchi and Kanemitsu Anraku each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. In addition, both are determined to be independent as defined under the New York Stock Exchange (“NYSE”) Corporate Governance Standards.

Item 16B.	Code of Ethics

Sony has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. The code of ethics applies to Sony’s Chief Executive Officer, Chief Financial Officer, chief accounting officer and persons performing similar functions, as well as to directors and all other officers and employees of Sony, as defined in the code of ethics. The code of ethics is available at http://www.sony.net/code

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2009 and 2010.

	Fiscal Year ended
	March 31
	2009	2010
	Yen in millions

Audit Fees(1)	4,457	4,175
Audit-Related Fees(2)	323	152
Tax Fees(3)	27	1
All Other Fees(4)	26	74

	4,833	4,402

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and primarily include advisory services relating to the implementation of the International Financial Reporting Standards, audit services relating to benefit plans, and audit services relating to business acquisitions and dispositions.

(3)	Tax Fees primarily consist of fees for tax advice.

(4)	All Other Fees comprise fees for all other services not included in any of the other categories noted above.

Audit Committee’s Pre-Approval Policies and Procedures

Consistent with the U.S. Securities and Exchange Commission rules regarding auditor independence, Sony’s Audit Committee is responsible for appointing, reviewing and setting compensation, retaining, and overseeing the work of Sony’s independent auditor, so that the auditor’s independence will not be impaired, including overseeing any separate firm that audits the financial statements of any subsidiary if Sony’s independent auditor expressly relies on the audit report of such firm. The Audit Committee established a formal policy requiring pre-approval of all audit and permissible non-audit services provided by the independent auditor to Sony Corporation or any of its subsidiaries. The Audit Committee shall periodically review this policy with due regard for compliance with laws and regulations of host countries where Sony Corporation is listed.

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

During the fiscal year ended March 31, 2010, the Audit Committee continued, as a matter of Sony’s policy, to generally exclude individual tax services and corporate tax services from the list of permissible services to enhance auditor independence. The Audit Committee carefully reviewed these services and only permitted exceptional instances, which were not prohibited under the U.S. Securities and Exchange Commission rules and regulations. These exceptions were only allowed in situations in which difficulties were encountered in finding an alternative service provider immediately, or when a transitional period was needed.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning purchases made by Sony during the fiscal year ended March 31, 2010.

			(c) Total
			Number of	(d) Maximum
			Shares	Number of
			Purchased as	Shares that
	(a) Total		Part of Publicly	May Yet Be
	Number of	(b) Average	Announced	Purchased
	Shares	Price Paid per	Plans or	Under the Plans
Period	Purchased	Share (yen)	Programs	or Programs

April 1st — 30th, 2009	5,569	2,408.56	N/A	N/A
May 1st — 31st, 2009	4,190	2,546.83	N/A	N/A
June 1st — 30th, 2009	3,571	2,585.20	N/A	N/A
July 1st — 31st, 2009	2,844	2,367.97	N/A	N/A
August 1st — 31st, 2009	2,494	2,617.01	N/A	N/A
September 1st — 30th, 2009	2,342	2,515.57	N/A	N/A
October 1st — 31st, 2009	2,363	2,567.25	N/A	N/A
November 1st — 30th, 2009	1,619	2,593.78	N/A	N/A
December 1st — 31st, 2009	5,501	2,583.41	N/A	N/A
January 1st — 31st, 2010	4,211	2,911.37	N/A	N/A
February 1st — 28th, 2010	3,788	3,076.53	N/A	N/A
March 1st — 31st, 2010	4,007	3,318.02	N/A	N/A
Total	42,499	2,686.07	N/A	N/A

Under the Companies Act, a holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value (Refer to “Memorandum and Articles of Association — Capital stock — (Unit share system)” in “Item 10. Additional Information”). During the fiscal year ended March 31, 2010, Sony Corporation purchased 42,499 shares for a total purchase price of 114,155,123 yen upon such requests from holders of shares constituting less than one full unit.

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

NYSE Standards	Sony’s Corporate Governance Practices
Board Independence. A majority of board directors must be independent.	Sony has adopted the “Company with Committees” system under the Companies Act of Japan and its related regulations (collectively the “Companies Act”).

Sony’s Charter of the Board of Directors (attached as an exhibit 1.3 to this report) requires its board to consist of between 10 to 20 directors.

The Companies Act does not require Sony to have a majority of “independent” (in the meaning given by the NYSE Corporate Governance Standards) directors on its board; rather, it requires Sony to have a majority of “outside” directors (the definition of the term “outside” director is summarized below) on each of three statutory committees (the Nominating Committee, the Audit Committee and the Compensation Committee). In addition, the Securities Listing Regulations of the Tokyo Stock Exchange require Sony to have, at least one “Independent Director” on the Board of Directors. “Independent Director” is defined in the Securities Listing Regulations of the Tokyo Stock Exchange as an “outside” director who is unlikely to have conflicts of interest with shareholders.

As of June 28, 2010, 12 of the 14 members of Sony’s Board of Directors are qualified as “outside” directors. In addition, all 12 “outside” directors are also qualified and designated as “Independent Directors” under the Securities Listing Regulations of the Tokyo Stock Exchange.

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

(iii) a person who had received, or whose immediate family member had received, during any 12 month	“Outside” director is defined in the Companies Act as:

A director (i) who is not a director of the company or any of its subsidiaries engaged in the business operations of the company or such subsidiary, as the case may be, or a corporate executive officer or a general manager or other employee of the company or any of its subsidiaries, and (ii) who has never been a director of the company or any of its subsidiaries engaged in the business operations of the company or such subsidiary, as the case may be, or a corporate executive officer or a general manager or other

NYSE Standards	Sony’s Corporate Governance Practices

period within the last three years, more than 120,000 U.S dollars per year in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees or deferred compensation for prior services (provided such compensation is not contingent in any way on continued service);

(iv) (A) a person who is, or whose immediate family member is, a current partner or employee of a firm that is the company’s internal or external auditor; (B) a person whose immediate family member is a partner of such a firm; (C) a person who has an immediate family member who is a current employee of such a firm and who personally participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) a person who was, or has an immediate family member who was, within the last three years, a partner or employee of such a firm and personally worked on the listed company’s audit within that time;

(v) a person who is, or whose immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee; or

(vi) an executive officer or employee of a company, or has an immediate family member of an executive officer of a company, that makes payments to, or receives payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of 1 million U.S. dollars or 2 percent of such other company’s consolidated gross revenues.	employee of the company or any of its subsidiaries.

Under the Companies Act, a director’s status as an “outside” director is unaffected by the director’s compensation, his or her affiliation with business partners, or the board’s affirmative determination of independence. On the other hand, under the Companies Act, a director who has had a career as a management director, corporate executive officer, or other employee of the company or its subsidiaries is by definition not an “outside” director.

Sony’s Charter of the Board of Directors includes a provision requiring that each “outside” director:

(i) Shall not have received directly from Sony Group, during any consecutive 12 month period within the last three years, more than an amount equivalent to 120,000 U.S dollars, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(ii) Shall not be a director, a statutory auditor, a corporate executive officer, a general manager or other employees of any company whose aggregate amount of transactions with Sony Group, in any of the last three fiscal years, exceeds the greater of an amount equivalent to 1,000,000 U.S. dollars, or 2 percent of the annual consolidated sales of such company; and

(iii) Shall not be, or shall not have been, a director engaged in the business operation, a corporate executive officer, an accounting counselor, a general manager or other employees of Sony or its subsidiaries*. (* This provision of the Charter is based on the definition of “outside” director under the Companies Act.)

In addition, the Securities Listing Regulations of the Tokyo Stock Exchange requires Sony to have, at least one “Independent Director” on the Board of Directors. “Independent Director” is defined in the Securities Listing Regulations of the Tokyo Stock Exchange as an officer who is unlikely to have conflicts of interest with shareholders.

As of June 28, 2010, 12 of the 14 members of Sony’s Board of Directors qualified as “outside” directors. In addition, all those 12 “outside” directors are qualified and designated as “Independent Directors” under the Securities Listing Regulations of the Tokyo Stock Exchange.

NYSE Standards	Sony’s Corporate Governance Practices

Executive Sessions. Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	An “outside” director, as defined under the Companies Act, is equivalent to a “non-management director” under the NYSE rules because an “outside” director does not engage in the execution of business operations of the company. Neither the Companies Act nor Sony’s Charter of the Board of Directors requires non-management directors to meet regularly without management and nothing requires outside directors to meet alone in an executive session at least once a year.

Nominating/Corporate Governance Committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Sony’s Nominating Committee consists of at least five directors. Under the Companies Act, the Committee is responsible for determining the contents of proposals regarding the appointment and dismissal of directors to be submitted for approval to the shareholders’ meeting. Unlike listed U.S. companies under NYSE rules, it is not responsible for developing governance guidelines or overseeing the evaluation of the board and management. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. Sony’s Charter of the Board of Directors requires at least two of the directors on the Committee to be corporate executive officers.

Compensation Committee. A compensation committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee.	Sony’s Compensation Committee consists of at least three directors. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. Sony’s Charter of the Board of Directors recommends that at least one of the directors on the Committee be a corporate executive officer. The Charter prohibits the CEO and/or the COO (or a person at any equivalent position) from serving on the Compensation Committee. Under the Companies Act, the Committee is responsible for, among others, determining the compensation of each director and corporate executive officer.

Audit Committee. An audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act. The committee must have at least three members. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee and the duties and responsibilities of the committee.	Sony’s Audit Committee consists of at least three directors. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. In addition, pursuant to the Companies Act, no member of the Committee shall be a director of the company or any of its subsidiaries who is engaged in the business operations of the company or such subsidiary, as the case may be, or a corporate executive officer of the company or any of its subsidiaries, or an accounting counselor, general manager or other employee of any of such subsidiaries.

Sony’s Charter of the Board of Directors also requires each member of the Audit Committee to meet the

NYSE Standards	Sony’s Corporate Governance Practices

independence requirements of the applicable U.S. securities laws and regulations, and requires at least one member to meet the audit committee financial expert requirements. Currently, all the members of Sony’s Audit Committee are also “independent” as defined in the NYSE Corporate Governance Standards, and two members of the Committee are qualified as audit committee financial experts.

Sony’s Charter of the Board of Directors discourages any Audit Committee member from concurrently being a member of other Committees.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under the Companies Act, if Sony wishes to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions, except where all of its shareholders are granted rights to subscribe for such stock acquisition rights or such stock acquisition rights are gratuitously allocated to all of its shareholders, each on a pro rata basis, then Sony must obtain shareholder approval by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights of all of its shareholders and the approval by at least two-thirds of the number of voting rights of all the shareholders represented at the meeting is required under Sony’s Articles of Incorporation.

Corporate Governance Guidelines. Corporate governance guidelines must be adopted and disclosed.	Sony is required to disclose the status of its corporate governance under the Companies Act and the Securities Listing Regulations of the Tokyo Stock Exchange; however, Sony does not have corporate governance guidelines that cover all the requirements described in the NYSE Corporate Governance Standards, as many of the provisions do not apply to Sony. Details of the status are posted on the following website: http://www.sony.net/SonyInfo/IR/library/control.html

Code of Ethics. A code of business conduct and ethics for directors, officers and employees must be adopted and disclosed, along with any waivers of the code for directors or executive officers.	Although this provision of the NYSE Corporate Governance Standards does not apply to Sony, Sony has adopted a code of conduct to be observed by all its directors, officers and other employees. The code of conduct is available at
http://www.sony.net/SonyInfo/csr/management/
compliance/code_of_conduct.pdf
The code’s content covers principal items described in the NYSE Corporate Governance Standards.

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

Refer to the consolidated financial statements.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Articles of Incorporation, as amended (English Translation)
1.2	Share Handling Regulations, as amended (English Translation)
1.3	Charter of the Board of Directors, as amended (English Translation)
8.1	Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2010: Incorporated by reference to “Business Overview and Organizational Structure” in “Item 4. Information on the Company”
12.1	302 Certification
12.2	302 Certification
13.1	906 Certification
15.1(a)	Consent of PricewaterhouseCoopers Aarata
15.1(b)	Consent of PricewaterhouseCoopers

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY CORPORATION
(Registrant)

By:	/s/ MASARU KATO

(Signature)
Masaru Kato
Executive Vice President and Chief Financial Officer

Date: June 28, 2010

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

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholders’ equity present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (“Sony”) at March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Sony maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sony’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on Sony’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, Sony changed the manner in which it accounts for uncertain income tax positions in the fiscal year ended March 31, 2008 and the manner in which it accounts for noncontrolling interests in the fiscal year ended March 31, 2010.

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
May 31, 2010

[THIS PAGE INTENTIONALLY LEFT BLANK]

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets
March 31

	Yen in millions
	2009	2010

ASSETS
Current assets:
Cash and cash equivalents	660,789	1,191,608
Marketable securities	466,912	579,493
Notes and accounts receivable, trade	963,837	996,100
Allowance for doubtful accounts and sales returns	(110,383)	(104,475)
Inventories	813,068	645,455
Deferred income taxes	189,703	197,598
Prepaid expenses and other current assets	636,709	627,093

Total current assets	3,620,635	4,132,872

Film costs	306,877	310,065

Investments and advances:
Affiliated companies	236,779	229,051
Securities investments and other	4,561,651	5,070,342

	4,798,430	5,299,393

Property, plant and equipment:
Land	155,665	153,067
Buildings	911,269	897,054
Machinery and equipment	2,343,839	2,235,032
Construction in progress	100,027	71,242

	3,510,800	3,356,395
Less — Accumulated depreciation	2,334,937	2,348,444

	1,175,863	1,007,951

Other assets:
Intangibles, net	396,348	378,917
Goodwill	443,958	438,869
Deferred insurance acquisition costs	400,412	418,525
Deferred income taxes	359,050	403,537
Other	511,938	475,985

	2,111,706	2,115,833

Total assets	12,013,511	12,866,114

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2009	2010

LIABILITIES
Current liabilities:
Short-term borrowings	303,615	48,785
Current portion of long-term debt	147,540	235,822
Notes and accounts payable, trade	560,795	817,118
Accounts payable, other and accrued expenses	1,036,830	1,003,197
Accrued income and other taxes	46,683	69,175
Deposits from customers in the banking business	1,326,360	1,509,488
Other	389,077	376,340

Total current liabilities	3,810,900	4,059,925

Long-term debt	660,147	924,207
Accrued pension and severance costs	365,706	295,526
Deferred income taxes	188,359	236,521
Future insurance policy benefits and other	3,521,060	3,876,292
Other	250,737	188,088

Total liabilities	8,796,909	9,580,559

Commitments and contingent liabilities

EQUITY

Sony Corporation’s stockholders’ equity:
Common stock, no par value —
2009 — Shares authorized: 3,600,000,000, shares issued: 1,004,535,364	630,765
2010 — Shares authorized: 3,600,000,000, shares issued: 1,004,571,464		630,822
Additional paid-in capital	1,155,034	1,157,812
Retained earnings	1,916,951	1,851,004
Accumulated other comprehensive income —
Unrealized gains on securities, net	30,070	62,337
Unrealized losses on derivative instruments, net	(1,584)	(36)
Pension liability adjustment	(172,709)	(148,989)
Foreign currency translation adjustments	(589,220)	(582,370)

	(733,443)	(669,058)
Treasury stock, at cost
Common stock
2009 — 1,013,287 shares	(4,654)
2010 — 1,039,656 shares		(4,675)

	2,964,653	2,965,905

Noncontrolling interests	251,949	319,650

Total equity	3,216,602	3,285,555

Total liabilities and equity	12,013,511	12,866,114

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income
Fiscal Year Ended March 31

	Yen in millions
	2008	2009	2010

Sales and operating revenue:
Net sales	8,201,839	7,110,053	6,293,005
Financial service revenue	553,216	523,307	838,300
Other operating revenue	116,359	96,633	82,693

	8,871,414	7,729,993	7,213,998

Costs and expenses:
Cost of sales	6,290,022	5,660,504	4,892,563
Selling, general and administrative	1,714,445	1,686,030	1,544,890
Financial service expenses	530,306	547,825	671,550
(Gain) loss on sale, disposal or impairment of assets, net	(37,841)	38,308	42,988

	8,496,932	7,932,667	7,151,991

Equity in net income (loss) of affiliated companies	100,817	(25,109)	(30,235)

Operating income (loss)	475,299	(227,783)	31,772

Other income:
Interest and dividends	34,272	22,317	13,191
Gain on sale of securities investments, net	5,504	1,281	9,953
Foreign exchange gain, net	5,571	48,568	—
Gain on initial public offering of Sony Financial Holdings	81,040	—	—
Other	23,060	26,659	20,690

	149,447	98,825	43,834

Other expenses:
Interest	22,931	24,376	22,505
Loss on devaluation of securities investments	13,087	4,427	2,946
Foreign exchange loss, net	—	—	10,876
Other	21,594	17,194	12,367

	57,612	45,997	48,694

Income (loss) before income taxes	567,134	(174,955)	26,912

Income taxes:
Current	183,438	80,521	48,698
Deferred	20,040	(153,262)	(34,740)

	203,478	(72,741)	13,958

Net income (loss)	363,656	(102,214)	12,954
Less — Net income (loss) attributable to noncontrolling interests	(5,779)	(3,276)	53,756

Net income (loss) attributable to Sony Corporation’s stockholders	369,435	(98,938)	(40,802)

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income (Continued)

	Yen
	2008	2009	2010

Per share data:
Common stock
Net income (loss) attributable to Sony Corporation’s stockholders
— Basic	368.33	(98.59)	(40.66)
— Diluted	351.10	(98.59)	(40.66)
Cash dividends	25.00	42.50	25.00

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows
Fiscal Year Ended March 31

	Yen in millions
	2008	2009	2010

Cash flows from operating activities:
Net income (loss)	363,656	(102,214)	12,954
Adjustments to reconcile net income (loss) to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs	428,010	405,443	371,004
Amortization of film costs	305,468	255,713	277,665
Stock-based compensation expense	4,130	3,446	2,202
Accrual for pension and severance costs, less payments	(17,589)	16,654	(9,763)
(Gain) loss on sale, disposal or impairment of assets, net	(37,841)	38,308	42,988
(Gain) loss on sale or devaluation of securities investments, net	7,583	3,146	(7,007)
(Gain) loss on revaluation of marketable securities held in the financial service business for trading purpose, net	56,543	77,952	(49,837)
(Gain) loss on revaluation or impairment of securities investments held in the financial service business, net	60,107	101,114	(53,984)
Gain on initial public offering of Sony Financial Holdings	(81,040)	—	—
Deferred income taxes	20,040	(153,262)	(34,740)
Equity in net (income) losses of affiliated companies, net of dividends	(13,527)	65,470	36,183
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	185,651	218,168	(53,306)
(Increase) decrease in inventories	(140,725)	160,432	148,584
Increase in film costs	(353,343)	(264,412)	(296,819)
Increase (decrease) in notes and accounts payable, trade	(235,459)	(375,842)	262,032
Increase (decrease) in accrued income and other taxes	138,872	(163,200)	63,619
Increase in future insurance policy benefits and other	166,356	174,549	284,972
Increase in deferred insurance acquisition costs	(62,951)	(68,666)	(71,999)
Increase in marketable securities held in the financial service business for trading purpose	(57,271)	(26,088)	(8,335)
(Increase) decrease in other current assets	(24,312)	134,175	(32,405)
Increase (decrease) in other current liabilities	51,838	(105,155)	5,321
Other	(6,512)	11,422	23,578

Net cash provided by operating activities	757,684	407,153	912,907

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2008	2009	2010

Cash flows from investing activities:
Payments for purchases of long-lived assets	(474,552)	(496,125)	(338,050)
Proceeds from sales of long-lived assets	144,741	153,439	15,671
Payments for investments and advances by financial service business	(2,283,491)	(2,496,783)	(1,581,841)
Payments for investments and advances (other than financial service business)	(103,082)	(178,335)	(41,838)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	1,441,496	1,923,264	1,128,500
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	51,947	11,569	54,324
Proceeds from sales of shares of Sony Financial Holdings	305,280	—	—
Other	7,219	1,629	17,230

Net cash used in investing activities	(910,442)	(1,081,342)	(746,004)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	31,093	72,188	510,128
Payments of long-term debt	(34,701)	(264,467)	(144,105)
Increase (decrease) in short-term borrowings, net	15,838	244,584	(250,252)
Increase in deposits from customers in the financial service business, net	485,965	261,619	276,454
Dividends paid	(25,098)	(42,594)	(25,085)
Proceeds from the issuance of shares under stock-based compensation plans	7,484	378	114
Proceeds from the issuance of shares of Sony Financial Holdings	28,800	—	—
Other	(3,863)	(4,250)	(2,240)

Net cash provided by financing activities	505,518	267,458	365,014

Effect of exchange rate changes on cash and cash equivalents	(66,228)	(18,911)	(1,098)

Net increase (decrease) in cash and cash equivalents	286,532	(425,642)	530,819
Cash and cash equivalents at beginning of the fiscal year	799,899	1,086,431	660,789

Cash and cash equivalents at end of the fiscal year	1,086,431	660,789	1,191,608

Supplemental data:
Cash paid during the fiscal year for —
Income taxes	126,339	242,528	60,022
Interest	18,817	22,729	19,821

Non-cash investing and financing activities —
Obtaining assets by entering into capital lease	7,017	5,831	2,553

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
				Accumulated		Sony
		Additional		other	Treasury	Corporation’s
	Common	paid-in	Retained	comprehensive	stock, at	stockholders’	Noncontrolling
	stock	capital	earnings	income	cost	equity	interests	Total equity

Balance at March 31, 2007	626,907	1,143,423	1,719,506	(115,493)	(3,639)	3,370,704	38,970	3,409,674
Exercise of stock acquisition rights	3,538	3,685				7,223	105	7,328
Conversion of convertible bonds	131	131				262		262
Stock-based compensation		4,192				4,192		4,192
Comprehensive income:
Net income (loss)			369,435			369,435	(5,779)	363,656
Cumulative effect of an accounting change			(4,452)			(4,452)		(4,452)
Other comprehensive income, net of tax —
Unrealized losses on securities				(15,167)		(15,167)	(7,259)	(22,426)
Unrealized losses on derivative instruments				(2,296)		(2,296)		(2,296)
Pension liability adjustment				(26,103)		(26,103)	602	(25,501)
Foreign currency translation adjustments				(212,468)		(212,468)	(1,821)	(214,289)

Total comprehensive income (loss)						108,949	(14,257)	94,692

Stock issue costs, net of tax			(48)			(48)		(48)
Dividends declared			(25,080)			(25,080)	(3,563)	(28,643)
Purchase of treasury stock					(1,231)	(1,231)		(1,231)
Reissuance of treasury stock		16			102	118		118
Transactions with noncontrolling interests shareholders and other							255,594	255,594

Balance at March 31, 2008	630,576	1,151,447	2,059,361	(371,527)	(4,768)	3,465,089	276,849	3,741,938

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
				Accumulated		Sony
		Additional		other	Treasury	Corporation’s
	Common	paid-in	Retained	comprehensive	stock, at	stockholders’	Noncontrolling
	stock	capital	earnings	income	cost	equity	interests	Total equity

Balance at March 31, 2008	630,576	1,151,447	2,059,361	(371,527)	(4,768)	3,465,089	276,849	3,741,938
Exercise of stock acquisition rights	189	189				378	18	396
Stock-based compensation		3,423				3,423		3,423
Comprehensive income:
Net loss			(98,938)			(98,938)	(3,276)	(102,214)
Other comprehensive income, net of tax —
Unrealized losses on securities				(40,859)		(40,859)	(15,992)	(56,851)
Unrealized gains on derivative instruments				1,787		1,787		1,787
Pension liability adjustment				(74,517)		(74,517)	(548)	(75,065)
Foreign currency translation adjustments				(247,697)		(247,697)	797	(246,900)

Total comprehensive loss						(460,224)	(19,019)	(479,243)

Stock issue costs, net of tax			(4)			(4)		(4)
Dividends declared			(42,648)			(42,648)	(6,056)	(48,704)
Purchase of treasury stock					(302)	(302)		(302)
Reissuance of treasury stock		(25)	(152)		416	239		239
Transactions with noncontrolling interests shareholders and other							157	157
Effects of changing the pension plan measurement date			(668)	(630)		(1,298)		(1,298)

Balance at March 31, 2009	630,765	1,155,034	1,916,951	(733,443)	(4,654)	2,964,653	251,949	3,216,602

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
				Accumulated		Sony
		Additional		other	Treasury	Corporation’s
	Common	paid-in	Retained	comprehensive	stock, at	stockholders’	Noncontrolling
	stock	capital	earnings	income	cost	equity	interests	Total equity

Balance at March 31, 2009	630,765	1,155,034	1,916,951	(733,443)	(4,654)	2,964,653	251,949	3,216,602
Exercise of stock acquisition rights	57	57				114	6	120
Stock-based compensation		2,174				2,174		2,174
Comprehensive income:
Net income (loss)			(40,802)			(40,802)	53,756	12,954
Other comprehensive income, net of tax —
Unrealized gains on securities				32,267		32,267	16,527	48,794
Unrealized gains on derivative instruments				1,548		1,548	2	1,550
Pension liability adjustment				23,720		23,720	(27)	23,693
Foreign currency translation adjustments				6,850		6,850	(343)	6,507

Total comprehensive income						23,583	69,915	93,498

Dividends declared			(25,088)			(25,088)	(5,399)	(30,487)
Purchase of treasury stock					(139)	(139)		(139)
Reissuance of treasury stock			(57)		118	61		61
Transactions with noncontrolling interests shareholders and other		547				547	3,179	3,726

Balance at March 31, 2010	630,822	1,157,812	1,851,004	(669,058)	(4,675)	2,965,905	319,650	3,285,555

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements
Sony Corporation and Consolidated Subsidiaries

1.	Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game consoles and software. Sony’s primary manufacturing facilities are located in Japan, Europe, and Asia. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including motion picture, home entertainment and television products. Sony is also engaged in the development, production, manufacture, and distribution of recorded music. Further, Sony is also engaged in various financial service businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations through a subsidiary in Japan. In addition to the above, Sony is engaged in a network service business and an advertising agency business in Japan.

2.	Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records.

(1)	Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies generally through 20-50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). When the interest in the partnership is so minor that Sony has no significant influence over the operation of the investee, the cost method is used. Under the equity method, investments are stated at cost plus/minus Sony’s portion of equity in undistributed earnings or losses. Sony’s equity in current earnings or losses of such entities is reported net of income taxes and is included in operating income (loss) after the elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its estimated fair value.

On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in earnings for the year the change in interest transaction occurs. However, prior to Sony’s adoption of the new guidance on the accounting for noncontrolling interests and equity method investments on April 1, 2009, where the sale of such shares was part of a broader corporate reorganization, the reacquisition of such shares was contemplated at the time of issuance or

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

realization of such gain was not reasonably assured (i.e., the entity was newly formed, non-operating, a research and development or start-up/development stage entity, or where the entity’s ability to continue in existence was in question), the transaction was accounted for as a capital transaction. In addition, subsequent to Sony’s adoption of the new guidance on the accounting for noncontrolling interests on April 1, 2009, a change in interest of a consolidated subsidiary that does not result in a change in control is accounted for as a capital transaction and no gains or losses are recorded in earnings.

The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable tangible and intangible assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over Sony’s underlying net equity is recognized as goodwill as a component of the investment balance.

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

Marketable debt and equity securities -

Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to fair value by a charge to income for other-than-temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Sony adopted the accounting guidance for the recognition and presentation of other-than-temporary impairments for debt securities on April 1, 2009. When an other-than-temporary impairment of a debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost. If the debt security meets either of these two criteria, the other-than-temporary impairment recognized in income is the credit loss, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in income is equal to the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other comprehensive income. Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in income are presented as a separate component of accumulated other comprehensive income. Before the adoption of this guidance, an other-than-temporary impairment recognized in income for debt securities was equal to the total difference between amortized cost and fair value at the impairment measurement date.

Equity securities in non-public companies -

Equity securities in non-public companies are primarily carried at cost if fair value is not readily determinable. If the carrying value of a non-public equity investment is estimated to have declined and such decline is judged to be other-than-temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

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

Inventories -

Inventories in the Consumer Products & Devices, Networked Products & Services, B2B & Disc Manufacturing and Music segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis. The market value of inventory is determined as the net realizable value — i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal. Sony does not consider a normal profit margin when calculating the net realizable value.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Film costs -

Film costs include direct production costs, production overhead and acquisition costs for both theatrical and television productions and are stated at the lower of unamortized cost or estimated fair value and classified as non-current assets. Film costs are amortized and the estimated liabilities for residuals and participations are accrued using an individual-film-forecast method based on the ratio of current period actual revenues to the estimated remaining total lifetime revenues. Film costs also include broadcasting rights which consist of acquired programming to be aired on Sony’s worldwide channel network and are recognized when the license period begins and the program is available for use. Broadcasting rights are stated at the lower of unamortized cost or net realizable value, classified as either current or non-current assets based on timing of expected use, and amortized based on estimated usage or on a straight-line basis over the useful life, as appropriate. Estimates used in calculating the fair value of the film costs and the net realizable value of the broadcasting rights are based upon assumptions about future demand and market conditions and are reviewed on a periodic basis.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed on the declining-balance method for Sony Corporation and its Japanese subsidiaries, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method over the estimated useful life of the assets. Property, plant and equipment for foreign subsidiaries is also computed on the straight-line method. Useful lives for depreciation range from two to 50 years for buildings and from one to 17 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Goodwill and other intangible assets -

Goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Impairment testing of goodwill is performed at a reporting unit level. Fair value of reporting units and indefinite lived intangible assets is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. In addition to the estimates of future cash flows, two of the most significant estimates involved in the determination of fair value of the reporting units are the discount rates and perpetual growth rate applied to terminal values used in the discounted cash flow analysis. The discount rates used in the cash flow models for the goodwill impairment testing considers market and industry data as well as specific risk factors for each reporting unit. The perpetual growth rates for the individual reporting units, for purposes of the terminal value determination, are generally set after an initial three-year forecasted period, although certain reporting units utilized longer forecasted periods, and are based on historical experience, market and industry data.

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, software to be sold, leased or otherwise marketed, music catalogs and artist contracts. Patent rights, know-how, license agreements and software to be sold, leased or otherwise marketed are generally amortized on a straight-line basis, generally, over three to eight years. Music catalogs and artist contracts are amortized on a straight-line basis, generally, over 10 to 40 years.

Software to be sold, leased, or marketed -

Sony accounts for software development costs in accordance with accounting guidance for the costs of software to be sold, leased, or marketed. The costs related to establishing the technological feasibility of a software product are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

produce the finished product after technological feasibility is established are capitalized and amortized to cost of sales over the estimated economic life, which is generally three years. The technological feasibility of game software is established when the product master is completed. Consideration to capitalize game software development costs before this point is limited to the development costs of games for which technological feasibility can be proven to be at an earlier stage. At each balance sheet date, Sony performs periodic reviews to ensure that unamortized capitalized software costs remain recoverable from future profits of the related software products.

Deferred insurance acquisition costs -

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.

Product warranty -

Sony provides for the estimated cost of product warranties at the time revenue is recognized. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

Certain subsidiaries in the Consumer Products & Devices, Networked Products & Services and B2B & Disc Manufacturing segments offer extended warranty programs. The consideration received for extended warranty service is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

The accounting guidance for hybrid financial instruments permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under accounting guidance for derivative instruments and hedging activities. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. Certain subsidiaries in the Financial Services segment have hybrid financial instruments, disclosed in Note 7 as debt securities, that contain embedded derivatives where the entire instrument is carried at fair value.

In accordance with accounting guidance for derivative instruments and hedging activities, the various derivative financial instruments held by Sony are classified and accounted for as described below.

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

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges are recognized in current period earnings.

Assessment of hedges

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

Stock-based compensation -

Sony accounts for stock-based compensation using the fair value based method in accordance with the accounting guidance for share-based payment. The expense is mainly included in selling, general and administrative expenses. The fair value is measured on the date of grant using the Black-Scholes option-pricing model. Sony recognizes this compensation expense, net of an estimated forfeiture rate, only for the rights expected to vest ratably over the requisite service period of the stock acquisition rights, which is generally a period of three years.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony estimated the forfeiture rate for the fiscal years ended March 31, 2008, 2009 and 2010, based on its historical experience in the stock acquisition rights plans where the majority of the vesting terms have been satisfied.

Revenue recognition -

Revenues from sales in the Consumer Products & Devices, Networked Products & Services, B2B & Disc Manufacturing and Music segments are recognized when products are delivered or services are rendered. Delivery is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives.

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

Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Consideration given to a customer or a reseller -

In accordance with the accounting guidance for consideration given by a vendor to a customer or reseller of the vendor’s products, sales incentives or other cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2008, 2009 and 2010, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expense totaled 37,018 million yen, 29,813 million yen and 23,591 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Advertising costs -

Advertising costs are expensed when the advertisement or commercial appears in the selected media.

Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are an integral part of producing and distributing films under accounting guidance for accounting by producers or distributors of films. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. Amounts paid by customers for shipping and handling costs are included in net sales.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, Sony’s experience with operating loss carryforwards not expiring unused, as well as prudent and feasible tax planning strategies which would be employed by Sony, if necessary, to ensure the realizability of certain deferred tax assets including net operating loss carryforwards.

Sony accounts for uncertain tax positions in accordance with the accounting guidance for uncertain tax positions. Accordingly, Sony records assets and liabilities for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Sony continues to recognize interest and penalties, if any, with respect to unrecognized tax benefits as interest expense and as income tax expense, respectively, in the consolidated statements of income. The amount of income taxes Sony pays is subject to ongoing audits by various taxing authorities, which may result in proposed assessments. In addition, several significant items related to intercompany transfer pricing are currently the subject of negotiations between tax authorities in different jurisdictions as a result of pending advance pricing agreement applications and competent authority requests. Sony’s estimate for the potential outcome for any uncertain tax issues is judgmental and requires significant estimates. Sony assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, Sony records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If Sony does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. However, Sony’s future results may include favorable or unfavorable adjustments to Sony’s estimated tax liabilities due to closure of income tax examinations, the outcome of negotiations between tax jurisdictions, new regulatory or judicial pronouncements or other relevant events. As a result, the amount of unrecognized tax benefits, and the effective tax rate, may fluctuate significantly.

In connection with the adoption of the accounting guidance for uncertain tax positions on April 1, 2007, a charge against beginning retained earnings totaling 4,452 million yen was recorded.

Net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) -

Basic EPS is computed based on the weighted-average number of shares of common stock outstanding during each period. The computation of diluted EPS reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities including the conversion of contingently convertible debt instruments regardless of whether the conditions to exercise the conversion rights have been met. All potentially dilutive securities are excluded from the calculation in a situation where there is a net loss attributable to Sony Corporation’s stockholders.

(2)	Recently adopted accounting pronouncements:

Fair value measurements -

In September 2006, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for fair value measurements. This guidance establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. This guidance is applicable to other accounting guidance that requires or permits fair value measurements and does not require any new fair value measurements. In February 2008, the FASB issued supplemental guidance that partially delayed the effective date of the guidance for fair value measurements for Sony until April 1, 2009 for certain nonfinancial assets and

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

liabilities and removed certain leasing transactions from the scope of the guidance. In addition, in October 2008, the FASB issued guidance which clarifies the application of fair value measurements in a market that is not active, and was effective upon issuance. On April 1, 2008, Sony adopted the new accounting guidance for fair value measurements with regards to financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of the guidance for fair value measurements did not have a material impact on Sony’s results of operations and financial position.

Accounting for collaborative arrangements -

In December 2007, the FASB issued new accounting guidance for collaborative arrangements, which defines collaborative arrangements and establishes accounting and reporting requirements for transactions between participants in the arrangement and third parties. A collaborative arrangement is defined as a contractual arrangement that involves a joint operating activity. Sony adopted the provisions of this guidance, which are being applied retrospectively to all periods presented, for all collaborative arrangements on April 1, 2009. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Business combinations -

In December 2007, the FASB issued new accounting guidance for business combinations, which principally applies on a prospective basis to business combinations for which the acquisition date is on or after April 1, 2009. This guidance requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date, and requires the assets acquired and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions. Also, under this guidance, changes in deferred tax asset valuation allowances and acquired income tax uncertainties after the acquisition date generally will affect income tax expense in periods subsequent to the acquisition date. Adjustments made to valuation allowances of deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to April 1, 2009 would also apply the provisions of this guidance with subsequent adjustments reflected through the results of operations. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

In April 2009, the FASB issued new accounting guidance for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. For Sony, this guidance is effective for assets acquired or liabilities assumed arising from contingencies in business combinations for which the acquisition date is on or after April 1, 2009. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Noncontrolling interests in consolidated financial statements -

In December 2007, the FASB issued new accounting guidance for noncontrolling interests in consolidated financial statements. This guidance requires that the noncontrolling interests in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interests and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. As required, Sony adopted this guidance on April 1, 2009, via retrospective application of the financial statement presentation and related disclosure requirements. Upon the adoption of this guidance, noncontrolling interests, which were previously referred to as minority interest and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, the net income (loss) on the consolidated statements of income now includes the net income (loss) attributable to

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

noncontrolling interests. Consistent with the retrospective application required by this guidance, the prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to the current presentation. As a result of the reclassifications, the stockholders’ equity on the consolidated balance sheet for the fiscal year ended at March 31, 2009 has increased by 251,949 million yen and the net income on the consolidated statement of income for the fiscal year ended March 31, 2008 has decreased by 5,779 million yen and the net loss on the consolidated statement of income for the fiscal year ended March 31, 2009 has increased by 3,276 million yen.

In January 2010, the FASB issued supplemental guidance clarifying the accounting for decreases in ownership interests and expanding the disclosure requirements about the deconsolidation of a subsidiary or deconsolidation of a group of assets. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Determination of the useful life of intangible assets -

In April 2008, the FASB issued new accounting guidance for the determination of the useful life of intangible assets, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets. This new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under this new guidance, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. For Sony, this new guidance applies to intangible assets acquired after March 31, 2009. The adoption of this new guidance did not have a material impact on Sony’s results of operations and financial position.

Equity method investment accounting considerations -

In November 2008, the FASB issued new accounting guidance, which addresses certain effects that the guidance for business combinations and noncontrolling interests in consolidated financial statements has on an entity’s accounting for equity-method investments. This guidance indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. Sony adopted this guidance on April 1, 2009. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Postretirement benefit plan asset disclosures -

In December 2008, the FASB issued new disclosure guidance regarding postretirement benefit plan assets. This guidance requires additional disclosures about plan assets for sponsors of defined benefit pension and postretirement plans including expanded information regarding investment strategies, major classes of plan assets, and concentrations of risk within plan assets. Additionally, this guidance requires disclosures similar to those required for fair value measurements with respect to the fair value of plan assets such as the inputs and valuation techniques used to measure fair value and information with respect to classification of plan assets in terms of the hierarchy of the source of information used to determine their value. For Sony, the disclosures under this guidance are required beginning with the fiscal year ended March 31, 2010, but are not required for the earlier periods. Since this guidance impacts only disclosure, its adoption has no impact on Sony’s results of operations and financial position. The additional disclosures are included in Note 15.

Recognition and presentation of other-than-temporary impairments for debt securities -

In April 2009, the FASB issued new accounting guidance for the recognition and presentation of other-than-temporary impairments for debt securities. This guidance is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

when an other-than-temporary impairment event has occurred. This guidance requires the separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell a debt security and it is more likely than not that the entity will not have to sell the debt security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. In addition, upon the adoption of this guidance, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. Sony adopted this guidance on April 1, 2009. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Fair value measurements when there is no active market -

In April 2009, the FASB issued new accounting guidance for determining fair value when there is no active market for an asset or when the pricing inputs used in determining the fair value of an asset represent a distressed sale. This guidance also reaffirms that the objective of fair value measurement is to reflect an asset’s sale price in an orderly transaction at the date of the financial statements. This guidance was effective for Sony as of April 1, 2009, and was applied prospectively. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Accounting Standards Codification -

In June 2009, the FASB issued the Accounting Standards Codification (the “Codification”). The Codification became the single source for all authoritative U.S. GAAP recognized by the FASB. The Codification is effective for financial statements issued for periods ending after September 15, 2009. The Codification does not change U.S. GAAP and did not have an affect on Sony’s results of operations and financial position.

Measuring liabilities at fair value -

In August 2009, the FASB issued new accounting guidance for measuring liabilities at fair value. This guidance clarifies how the fair value measurement principles should be applied to measuring liabilities carried at fair value. This guidance describes how to measure liabilities at fair value when quoted prices for identical liabilities in active markets are not available and clarifies that an entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability. This guidance was effective for interim and annual periods beginning after issuance. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Investments in certain entities that calculate net asset value per share (or its equivalent) -

In September 2009, the FASB issued new accounting guidance for investments in certain entities that calculate net asset value per share (or its equivalent). This guidance permits, as a practical expedient, an entity to measure the fair value of an investment using the net asset value per share of the investment (or its equivalent) provided by the investee without further adjustment if the investment companies do not have readily determinable fair values as is the case with certain alternative investment funds. This guidance was effective for interim and annual periods ended after December 15, 2009. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Fair value measurements disclosures -

In January 2010, the FASB issued new disclosure guidance regarding fair value measurements. This guidance adds new requirements for disclosures related to transfers into and out of level 1 and 2 in the fair value hierarchy, and separate disclosures about purchase, sales, issuances, and settlements relating to level 3 investment measurements. It also clarifies existing fair value disclosures about the level of disaggregation, as well as inputs and valuation techniques used to measure fair value. This guidance was effective for interim and annual periods beginning after

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

December 15, 2009, except for the requirement to provide the level 3 activity of purchase, sales, issuance, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Since this guidance impacts disclosures only, its adoption has no impact on Sony’s results of operations and financial position.

(3)	Recent accounting pronouncements not yet adopted:

Multiple element arrangements and software deliverables -

In October 2009, the FASB issued new accounting guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices. In addition, the guidance eliminates the use of the residual method of allocation. Also in October 2009, the FASB issued accounting guidance which changes revenue recognition for tangible products containing software and hardware elements. Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the revenue recognition guidance for multiple element arrangements. While it is mandatory for Sony to adopt this new guidance prospectively for revenue arrangements entered into or materially modified in fiscal years beginning April 1, 2011, early adoption is permitted. Sony is currently evaluating the potential early adoption of this guidance. The adoption is not expected to have a material impact on Sony’s results of operations and financial position.

Transfers of financial assets -

In June 2009, the FASB issued new accounting guidance on accounting for transfers of financial assets. This guidance amends previous guidance by including: the elimination of the qualifying special-purpose entity (QSPE) concept; a new participating interest definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; and a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor. Additionally, the guidance requires new disclosures regarding an entity’s involvement in a transfer of financial assets. Finally, existing QSPEs must be evaluated for consolidation in accordance with the applicable consolidation guidance upon the elimination of this concept. This guidance is effective for Sony as of April 1, 2010. The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Variable interest entities -

In June 2009, the FASB issued new accounting guidance for determining whether to consolidate a variable interest entity (“VIE”). This guidance changes the approach for determining the primary beneficiary of a VIE from a quantitative risk and reward model to a qualitative model based on control, and requires an ongoing reassessment of whether an entity is the primary beneficiary. This guidance is effective for Sony as of April 1, 2010. The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

(4)	Reclassifications:

Certain reclassifications of the financial statements for the fiscal years ended March 31, 2008 and 2009 have been made to conform to the presentation for the fiscal year ended March 31, 2010.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

3.	Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2009	2010

Finished products	573,952	456,698
Work in process	79,848	69,757
Raw materials, purchased components and supplies	159,268	119,000

	813,068	645,455

4.	Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2009	2010

Motion pictures:
Released (including acquired film libraries)	112,425	114,069
Completed not released	23,778	9,307
In production and development	120,374	135,654
Television licensing:
Released (including acquired film libraries)	37,935	40,518
In production and development	4,180	2,044
Broadcasting rights	18,632	23,927
Less: current portion of broadcasting rights included in inventories	(10,447)	(15,454)

Film costs	306,877	310,065

Sony estimates that approximately 89% of the unamortized costs of released films at March 31, 2010 will be amortized within the next three years. Approximately 98 billion yen of completed film costs are expected to be amortized during the next twelve months. At March 31, 2010, there was no remaining balance for unamortized acquired film libraries. Approximately 112 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5.	Related party transactions

Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). Significant investments at March 31, 2010 of this nature include, but are not limited to, Sony’s interest in Sony Ericsson Mobile Communications AB (“Sony Ericsson”) (50%) and S-LCD Corporation (“S-LCD”) (50% minus 1 share).

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions
	March 31, 2009
	Sony
	Ericsson	S-LCD	Others	Total

Current assets	421,910	107,243	204,841	733,994
Noncurrent assets	84,991	321,264	90,922	497,177

Total assets	506,901	428,507	295,763	1,231,171

Current liabilities	372,482	117,401	134,990	624,873
Long-term liabilities and noncontrolling interests	12,360	23,256	59,446	95,062
Stockholders’ equity	122,059	287,850	101,327	511,236
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity investment and undistributed earnings of affiliated companies, before consolidating and reconciling adjustments	61,030	143,925
Consolidation and reconciling adjustments:
Other	(1,082)	(1,382)

Investment in and advances to equity investees at cost plus equity in undistributed earnings since acquisition	59,948	142,543	34,288	236,779

	Yen in millions
	March 31, 2010
	Sony
	Ericsson	S-LCD	Others	Total

Current assets	322,537	161,571	133,606	617,714
Noncurrent assets	98,375	300,206	127,237	525,818

Total assets	420,912	461,777	260,843	1,143,532

Current liabilities	341,087	102,538	100,829	544,454
Long-term liabilities and noncontrolling interests	23,837	22,443	54,306	100,586
Stockholders’ equity	55,988	336,796	105,708	498,492
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity investment and undistributed earnings of affiliated companies, before consolidating and reconciling adjustments	27,994	168,398
Consolidation and reconciling adjustments:
Other	(1,088)	61

Investment in and advances to equity investees at cost plus equity in undistributed earnings since acquisition	26,906	168,459	33,686	229,051

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Statements of Income

	Yen in millions
	Fiscal Year Ended March 31, 2008
	Sony		SONY
	Ericsson	S-LCD	BMG	Others	Total

Net revenues	2,031,078	670,745	445,697	615,240	3,762,760

Operating income (loss)	220,980	19,695	38,054	13,762	292,491
Other income (expense), net	4,262	(1,379)	(9,039)

Income (loss) before income taxes	225,242	18,316	29,015
Income tax (expense) benefit	(60,935)	(520)	(8,725)
Noncontrolling interests (expense) benefit	(4,917)	—	(272)

Net income (loss) attributable to controlling interests	159,390	17,796	20,018	(44,387)	152,817
Percentage of ownership in equity investees	50%	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	79,695	8,898	10,009
Consolidation and reconciling adjustments:
Other	(214)	(1,479)	—

Equity in net income (loss) of affiliated companies	79,481	7,419	10,009	3,908	100,817

	Yen in millions
	Fiscal Year Ended March 31, 2009
	Sony
	Ericsson	S-LCD	Others	Total

Net revenues	1,459,259	670,311	550,691	2,680,261

Operating income (loss)	(92,762)	1,393	15,475	(75,894)
Other income (expense), net	12,599	11,191

Income (loss) before income taxes	(80,163)	12,584
Income tax (expense) benefit	23,888	(626)
Noncontrolling interests (expense) benefit	(3,434)	—

Net income (loss) attributable to controlling interests	(59,709)	11,958	4,898	(42,853)
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	(29,855)	5,979
Consolidation and reconciling adjustments:
Other	(400)	916

Equity in net income (loss) of affiliated companies	(30,255)	6,895	(1,749)	(25,109)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal Year Ended March 31, 2010
	Sony
	Ericsson	S-LCD	Others	Total

Net revenues	837,149	796,575	323,576	1,957,300

Operating income (loss)	(81,385)	3,825	29,686	(47,874)
Other income (expense), net	(4,676)	(4,055)

Income (loss) before income taxes	(86,061)	(230)
Income tax (expense) benefit	20,470	53
Noncontrolling interests (expense) benefit	(3,318)	—

Net income (loss) attributable to controlling interests	(68,909)	(177)	17,064	(52,022)
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	(34,455)	(89)
Consolidation and reconciling adjustments:
Other	(59)	476

Equity in net income (loss) of affiliated companies	(34,514)	387	3,892	(30,235)

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

On October 1, 2008, Sony acquired Bertelsmann AG’s 50% equity interest in SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”). As a result of this acquisition, SONY BMG became a wholly owned subsidiary of Sony and its results are consolidated from the acquisition date. The summarized financial information for SONY BMG for the six months ended September 30, 2008 is included in Others in the table above. SONY BMG was established as a 50/50 joint venture on August 1, 2004 when Sony combined its recorded music business, except for the operations of its recorded music business in Japan, with the recorded music business of Bertelsmann AG. As a result, the operations of SONY BMG were accounted for under the equity method from August 1, 2004 until Sony’s acquisition of the remaining 50% equity interest.

There was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2009 and 2010.

Affiliated companies accounted for under the equity method with an aggregate carrying value of 7,144 million yen at March 31, 2009 were quoted on established markets at an aggregate value of 26,909 million yen. There were no affiliated companies accounted for under the equity method with a market quotation at March 31, 2010.

The number of affiliated companies accounted for under the equity method at March 31, 2009 and 2010 were 85 and 73, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	Yen in millions
	March 31
	2009	2010

Accounts receivable, trade	28,030	21,467

Accounts payable, trade	24,915	61,360

	Yen in millions
	Fiscal Year Ended March 31
	2008	2009	2010

Sales	266,303	204,578	132,937

Purchases	542,075	332,286	309,550

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2008, 2009 and 2010 were 87,290 million yen, 40,361 million yen and 5,948 million yen, respectively.

6.	Transfer of financial assets

Sony has established several accounts receivable sales programs in Japan whereby Sony can sell up to 50,000 million yen of eligible trade accounts receivable in the aggregate at any one time. Through these programs, Sony can sell receivables to qualified special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. These transactions are accounted for as sales in accordance with the accounting guidance for transfers and servicing of financial assets and extinguishments of liabilities, because Sony has relinquished control of the receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2008, 2009 and 2010 were 181,412 million yen, 130,847 million yen and 109,271 million yen, respectively. Losses from these transactions were insignificant. In addition to the cash proceeds from the sales transactions above, net cash flows between the qualified special purpose entities and Sony, including servicing fees, in the fiscal years ended March 31, 2008, 2009 and 2010 related to these transactions were insignificant. Although Sony continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

A subsidiary of the Financial Services segment has established several receivables sales programs whereby the subsidiary can sell up to 23,000 million yen of eligible receivables in the aggregate at any one time. Through these programs, the subsidiary can sell receivables to qualified special purpose entities owned and operated by banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. These transactions are accounted for as sales in accordance with the accounting guidance for transfers and servicing of financial assets and extinguishments of liabilities, since the subsidiary has relinquished control of the receivables. Total receivables sold during the fiscal years ended March 31, 2008, 2009 and 2010 were 113,755 million yen, 166,077 million yen and 183,805 million yen, respectively. Losses from these transactions were insignificant. In addition to the cash proceeds from the sales transactions above, net cash flows between the qualified special purpose entities and Sony, including servicing fees, in the fiscal years ended March 31, 2008, 2009 and 2010 related to these transactions were insignificant. Although the subsidiary continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

During the fiscal year ended March 31, 2010, Sony established an accounts receivable sales program in the United States. Through this program, a newly created special purpose entity, which is consolidated by a U.S. subsidiary, can sell up to 450 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank. These transactions are accounted for as a sale in accordance with the accounting guidance for transfers and servicing of financial assets and extinguishments of liabilities, because Sony

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

has relinquished control of the receivables. Total trade accounts receivables sold during the fiscal year ended March 31, 2010 were 258,085 million yen (2,893 million U.S. dollars). Losses from these transactions were insignificant. In addition to the cash proceeds from the sales transactions above, net cash flows between the special purpose entity which is consolidated by Sony and the commercial bank, including servicing fees, in the fiscal year ended March 31, 2010 related to these transactions were insignificant. Although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold or contributed receivables are insignificant.

7.	Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2009				March 31, 2010
		Gross	Gross			Gross	Gross
		unrealized	unrealized			unrealized	unrealized
	Cost	gains	losses	Fair value	Cost	gains	losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,399,125	46,815	(6,494)	1,439,446	1,264,725	29,496	(3,397)	1,290,824
Japanese local government bonds	95,752	2,209	(7)	97,954	27,750	1,097	(5)	28,842
Japanese corporate bonds	622,904	2,911	(507)	625,308	360,554	3,773	(106)	364,221
Foreign corporate bonds	283,078	934	(20,922)	263,090	281,003	4,818	(6,492)	279,329
Other	34,987	625	(312)	35,300	11,141	83	(123)	11,101

	2,435,846	53,494	(28,242)	2,461,098	1,945,173	39,267	(10,123)	1,974,317

Equity securities	114,910	11,254	(8,974)	117,190	99,753	74,430	(3,437)	170,746

Held-to-maturity Securities:
Japanese national government bonds	1,384,423	31,919	(4,421)	1,411,921	2,248,230	3,318	(30,740)	2,220,808
Japanese local government bonds	28,419	304	(1)	28,722	23,617	346	—	23,963
Japanese corporate bonds	10,207	120	(28)	10,299	32,041	150	(321)	31,870
Foreign corporate bonds	42,360	16	(4)	42,372	50,831	18	(7)	50,842

	1,465,409	32,359	(4,454)	1,493,314	2,354,719	3,832	(31,068)	2,327,483

Total	4,016,165	97,107	(41,670)	4,071,602	4,399,645	117,529	(44,628)	4,472,546

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table presents the cost and fair value of debt securities classified as available-for-sale securities and held-to-maturity securities by contractual maturity:

	Yen in millions
	March 31, 2010
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair value	Cost	Fair value

Due in one year or less	224,531	222,474	7,746	7,807
Due after one year through five years	583,230	590,563	45,941	46,520
Due after five year through ten years	469,253	493,692	9,051	9,506
Due after ten years	668,159	667,588	2,291,981	2,263,650

Total	1,945,173	1,974,317	2,354,719	2,327,483

Proceeds from sales of available-for-sale securities were 1,296,797 million yen, 1,165,451 million yen and 785,698 million yen for the fiscal years ended March 31, 2008, 2009 and 2010, respectively. On these sales, gross realized gains computed on the average cost basis were 36,832 million yen, 41,860 million yen and 39,622 million yen and gross realized losses were 8,418 million yen, 30,554 million yen and 37,537 million yen, respectively.

Marketable securities classified as trading securities at March 31, 2009 and 2010 were 286,323 million yen and 353,353 million yen, respectively, which consist of debt and equity securities.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2009 and 2010, totaled 60,400 million yen and 70,705 million yen, respectively. Non-public equity investments are primarily valued at cost as fair value is not readily determinable.

With respect to trading securities, primarily in the Financial Services segment, Sony recorded net unrealized losses of 57,003 million yen and 79,476 million yen for the fiscal years ended March 31, 2008 and 2009, respectively, and net unrealized gains of 50,992 million yen for the fiscal year ended March 31, 2010. Changes in the fair value of trading securities are primarily recognized in Financial service revenue in the consolidated statements of income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2009 and 2010.

	Yen in millions
	March 31, 2009
	Less than 12 months		12 months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses

Available-for-sale:
Debt securities:
Japanese national government bonds	198	—	95,493	(6,494)	95,691	(6,494)
Japanese local government bonds	3,444	(7)	—	—	3,444	(7)
Japanese corporate bonds	32,542	(101)	12,067	(406)	44,609	(507)
Foreign corporate bonds	131,305	(9,968)	89,475	(10,954)	220,780	(20,922)
Other	20,223	(205)	787	(107)	21,010	(312)

	187,712	(10,281)	197,822	(17,961)	385,534	(28,242)

Equity securities	38,745	(5,704)	10,778	(3,270)	49,523	(8,974)

Held-to-maturity
Securities:
Japanese national government bonds	492,521	(4,421)	—	—	492,521	(4,421)
Japanese local government bonds	789	(1)	273	—	1,062	(1)
Japanese corporate bonds	3,140	(28)	—	—	3,140	(28)
Foreign corporate bonds	606	(4)	—	—	606	(4)

	497,056	(4,454)	273	—	497,329	(4,454)

Total	723,513	(20,439)	208,873	(21,231)	932,386	(41,670)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2010
	Less than 12 months		12 months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses

Available-for-sale:
Debt securities:
Japanese national government bonds	139,613	(891)	53,704	(2,506)	193,317	(3,397)
Japanese local government bonds	1,887	(5)	—	—	1,887	(5)
Japanese corporate bonds	48,151	(84)	1,965	(22)	50,116	(106)
Foreign corporate bonds	46,764	(378)	88,258	(6,114)	135,022	(6,492)
Other	6,441	(123)	—	—	6,441	(123)

	242,856	(1,481)	143,927	(8,642)	386,783	(10,123)

Equity securities	10,069	(934)	11,486	(2,503)	21,555	(3,437)

Held-to-maturity
Securities:
Japanese national government bonds	1,496,584	(11,066)	465,416	(19,674)	1,962,000	(30,740)
Japanese local government bonds	100	—	—	—	100	—
Japanese corporate bonds	19,828	(314)	95	(7)	19,923	(321)
Foreign corporate bonds	88	(4)	305	(3)	393	(7)

	1,516,600	(11,384)	465,816	(19,684)	1,982,416	(31,068)

Total	1,769,525	(13,799)	621,229	(30,829)	2,390,754	(44,628)

For the fiscal years ended March 31, 2008, 2009 and 2010, total realized impairment losses were 37,117 million yen, 45,644 million yen and 5,508 million yen, respectively. No other-than-temporary impairment loss was recorded to accumulated other comprehensive income as a result of the adoption of the accounting guidance for the recognition and presentation of other than temporary impairments for debt securities for the fiscal year ended March 31, 2010.

At March 31, 2010, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8.	Leased assets

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets. Certain of these leases have renewal and purchase options. Sony has also entered into capital lease arrangements with third parties to finance certain of its theatrical productions.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2009	2010

Land	66	62
Buildings	1,610	1,005
Machinery, equipment and others	18,168	11,807
Film costs	22,757	21,175
Accumulated amortization	(11,793)	(7,543)

	30,808	26,506

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2010:

Yen in millions

Fiscal year ending March 31:
2011	8,530
2012	6,643
2013	4,570
2014	3,389
2015	2,662
Later years	17,659

Total minimum lease payments	43,453
Less — Amount representing interest	8,440

Present value of net minimum lease payments	35,013
Less — Current obligations	7,131

Long-term capital lease obligations	27,882

Total minimum capital lease payments have not been reduced by minimum sublease income of 6,245 million yen due in the future under noncancelable subleases.

Rental expenses under operating leases for the fiscal years ended March 31, 2008, 2009 and 2010 were 87,040 million yen, 87,360 million yen and 87,077 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2008, 2009 and 2010 were 1,718 million yen, 1,742 million yen and 1,675 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2010 were 5,151 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2010 are as follows:

Yen in millions

Fiscal year ending March 31:
2011	40,715
2012	32,685
2013	23,365
2014	17,892
2015	14,256
Later years	55,170

Total minimum future rentals	184,083

9.	Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2010 totaled 63,645 million yen, of which 63,419 million yen is subject to amortization and are comprised of the following:

	Intangible assets	Weighted-average
	acquired during the year	amortization period
	Yen in millions	Years

Patent rights, know-how and license agreements	16,835	6
Software to be sold, leased or otherwise marketed	27,401	3
Music catalogs	463	8
Other	18,720	5

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2009		March 31, 2010
	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	amortization	amount	amortization

Patent rights, know-how and license agreements	143,124	(69,898)	146,932	(79,403)
Software to be sold, leased or otherwise marketed	61,557	(21,664)	71,300	(29,606)
Music catalogs	180,679	(31,538)	175,172	(37,591)
Artist contracts	28,170	(12,331)	28,958	(16,754)
Other	76,165	(37,784)	89,174	(49,020)

Total	489,695	(173,215)	511,536	(212,374)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2008, 2009 and 2010 was 39,138 million yen, 47,101 million yen and 57,069 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Yen in millions

Fiscal year ending March 31,
2011	57,703
2012	46,113
2013	30,761
2014	20,958
2015	18,026

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2009	2010

Trademarks	57,915	57,857
Distribution agreements	18,834	18,834
Other	3,119	3,064

Total	79,868	79,755

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2009 and 2010 are as follows:

	Yen in millions
	Consumer	Networked
	Products &	Products	B2B &			Financial
	Devices	& Services	Disc Mfg.	Pictures	Music	Services	All Other	Total

Balance, March 31, 2008:
Goodwill — gross	60,357	122,832	15,351	80,512	22,160	3,020	11,860	316,092
Accumulated impairments	(5,320)	—	(300)	—	—	—	(6,049)	(11,669)

Goodwill	55,037	122,832	15,051	80,512	22,160	3,020	5,811	304,423

Increase (decrease) due to:
Acquisition	10,826	505	322	29,335	104,335	—	19,545	164,868
Impairments	—	—	—	—	(306)	—	(7,655)	(7,961)
Translation adjustments	(388)	(575)	(286)	(1,633)	(12,919)	—	(747)	(16,548)
Other*1	(128)	670	—	(736)	(613)	—	(17)	(824)

Balance, March 31, 2009:
Goodwill — gross	70,667	123,432	15,387	107,478	112,963	3,020	30,641	463,588
Accumulated impairments	(5,320)	—	(300)	—	(306)	—	(13,704)	(19,630)

Goodwill	65,347	123,432	15,087	107,478	112,657	3,020	16,937	443,958

Increase (decrease) due to:
Acquisition	—	724	1,591	6	7,848	—	3,256	13,425
Disposition	—	(27)	—	—	—	—	(202)	(229)
Impairments	—	—	—	—	—	(706)	(349)	(1,055)
Translation adjustments	(71)	(249)	(608)	(5,427)	(1,943)	—	(170)	(8,468)
Other*1*2	(470)	1	1	424	(8,676)	—	(42)	(8,762)

Balance, March 31, 2010:
Goodwill — gross	70,126	123,881	16,371	102,481	110,192	3,020	27,085	453,156
Accumulated impairments	(5,320)	—	(300)	—	(306)	(706)	(7,655)	(14,287)

Goodwill	64,806	123,881	16,071	102,481	109,886	2,314	19,430	438,869

*1	Other primarily consists of purchase price adjustments for prior years.

*2	The adjustment in the Music segment substantially all relates to a decrease of goodwill recognized from the acquisition of Bertelsmann’s 50% interest in the SONY BMG joint venture by 8,649 million yen, primarily to reflect an increase in the deferred tax assets recognized in connection with the acquisition and a decrease in the acquired liabilities as certain restructuring activities that were identified at the time of the acquisition will not be implemented (see Note 18).

As described in Note 2, Sony performs an annual impairment test for goodwill. During the fiscal year ended March 31, 2009, Sony recorded an impairment loss of 7,655 million yen for a reporting unit in All Other, which was related to goodwill recorded for Sony’s acquisition of Gracenote, Inc. (“Gracenote”), a company that provides technology and services for digital media identification, enrichment and recommendation. The impairment charge for Gracenote reflected the impact of weakened economic conditions which resulted in lower growth forecasts for several key markets serviced by the company, including the automotive and mobile communications markets. The valuation of Gracenote also decreased due to the use of a higher discount rate in calculating the present value of future cash flows to reflect higher perceived economic risk due to the economic downturn. The impairment charges reflected the overall decline in the fair value of the reporting units. The fair values of the reporting units were estimated principally using a discounted cash flow analysis. See Note 24 for a further description of this acquisition.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

10.	Insurance-related accounts

Sony’s Financial Services segment subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

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

The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2009 and 2010 were 154,409 million yen and 206,794 million yen, respectively.

(1)	Insurance policies:

Life insurance policies that a subsidiary in the Financial Services segment underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2008, 2009 and 2010 were 506,801 million yen, 526,303 million yen and 554,650 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2008, 2009 and 2010 were 53,035 million yen, 58,576 million yen and 64,987 million yen, respectively.

(2)	Deferred insurance acquisition costs:

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits. Amortization charged to income for the fiscal years ended March 31, 2008, 2009 and 2010 amounted to 59,932 million yen, 64,599 million yen and 53,767 million yen, respectively.

(3)	Future insurance policy benefits:

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.4% to 4.7% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2009 and 2010, future insurance policy benefits amounted to 2,486,259 million yen and 2,673,357 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

11.	Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2009	2010

Unsecured commercial paper:
with a weighted-average interest rate of 0.66%	172,465
Unsecured loans:
with a weighted-average interest rate of 3.18%	121,150
with a weighted-average interest rate of 3.08%		38,785
Secured call money:
with a weighted-average interest rate of 0.48%	10,000
with a weighted-average interest rate of 0.15%		10,000

	303,615	48,785

At March 31, 2010, securities investments with a book value of 10,480 million yen were pledged as collateral for 10,000 million yen of call money, by subsidiaries in the Financial Services segment. In addition, marketable securities with a book value of 69,256 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes at March 31, 2010.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2009	2010

Unsecured loans, representing obligations principally to banks:
Due 2009 to 2020, with interest rates ranging from 0.67% to 5.24% per annum	380,388
Due 2010 to 2020, with interest rates ranging from 0.20% to 4.50% per annum		563,465
Unsecured 1.01% bonds, due 2010, net of unamortized discount	39,999
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,996	49,999
Unsecured 0.80% bonds, due 2010, net of unamortized discount	49,997	49,999
Unsecured 1.52% bonds, due 2011, net of unamortized discount	49,999	49,999
Unsecured 1.16% bonds, due 2012, net of unamortized discount	39,990	39,993
Unsecured 1.52% bonds, due 2013, net of unamortized discount	34,998	34,999
Unsecured 1.57% bonds, due 2015, net of unamortized discount	29,987	29,988
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,995	24,996
Unsecured 2.35% bonds, due 2010	4,900	4,900
Unsecured 1.17% bonds, due 2011	10,500	10,500
Unsecured 0.95% bonds, due 2012		60,000
Unsecured 1.40% bonds, due 2013	10,700	10,700
Unsecured 1.30% bonds, due 2014		110,000
Unsecured 2.00% bonds, due 2018	16,300	16,300
Unsecured 2.07% bonds, due 2019		50,000
Capital lease obligations:
Due 2009 to 2018 with interest rates ranging from 0.78% to 9.14% per annum	43,060
Due 2010 to 2021 with interest rates ranging from 0.01% to 7.77% per annum		35,013
Guarantee deposits received	21,878	19,178

	807,687	1,160,029
Less — Portion due within one year	147,540	235,822

	660,147	924,207

In June 2009, Sony executed unsecured syndicated loans totaling 162,500 million yen having three, five and seven year maturity terms. The proceeds were used for the redemption of a previously executed syndicated loan of 80,000 million yen which matured in June 2009 and for general business activities, including working capital requirements. In addition, Sony executed a 1,000 million U.S. dollar unsecured long-term bank loan in July 2009 with a three year term.

There are no significant adverse debt covenants or cross-default provisions related to the above borrowings.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal Year Ending March 31	Yen in millions

2011	235,822
2012	94,076
2013	288,718
2014	118,043
2015	234,365
Later years	189,005

Total	1,160,029

At March 31, 2010, Sony had unused committed lines of credit amounting to 813,545 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2010, Sony has commercial paper programs, the size of which was 1,151,280 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

12.	Deposits from customers in the banking business

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2009 and 2010, the balance of time deposits issued in amounts of 10 million yen or more were 225,354 million yen and 243,629 million yen, respectively. These amounts have been classified as current liabilities due to the ability of the customers to make withdrawals prior to maturity.

At March 31, 2010, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal Year Ending March 31	Yen in millions

2012	23,847
2013	13,916
2014	3,320
2015	2,024
2016	5,367
Later years	14,735

Total	63,209

13.	Fair value measurements

As discussed in Note 2, Sony adopted the accounting guidance for fair value measurements in two steps; effective April 1, 2008, Sony adopted this guidance for (a) all financial assets and liabilities and (b) nonfinancial assets and liabilities that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually) and effective April 1, 2009, for all nonfinancial assets and liabilities that are recognized or disclosed in the financial statements at fair value on a nonrecurring basis. The information below incorporates guidance relating to determining the fair value of financial assets when there is no active market for an asset or when the pricing inputs used in determining the fair value of an asset represent a distressed sale, which was effective April 1, 2009 for Sony. Under this guidance, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The accounting guidance for fair value measurements specifies a hierarchy of inputs to valuation techniques based on the extent to which inputs used in measuring fair value are observable in the market. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Sony’s assumptions about

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

the assumptions that market participants would use in pricing the asset or liability. Observable market data is used if such data is available without undue cost and effort. Each fair value measurement is reported in one of three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

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

Level 3 — One or more significant inputs are unobservable.

Sony measures fair value as an exit price using the procedures described below for assets and liabilities subject to this guidance. When available, Sony uses unadjusted quoted market prices in active markets to measure fair value and classifies such items within level 1. If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates and option volatilities. Items valued using internally generated models are classified according to the lowest level input that is significant to the valuation. Additionally, Sony considers both counterparty credit risk and Sony’s own creditworthiness in determining fair value. Sony attempts to mitigate credit risk to third parties by entering into netting agreements and actively monitoring the creditworthiness of counterparties and its exposure to credit risk through the use of credit limits and by selecting major international banks and financial institutions as counterparties.

(1)	Assets and liabilities that are measured at fair value on a recurring basis:

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Trading securities, Available-for-sale securities and Other investments

Where quoted prices are available in an active market, securities are classified in level 1 of the fair value hierarchy. Level 1 securities include exchange-traded equities. If quoted market prices are not available for the specific security or the market is inactive, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and mainly classified in level 2 of the hierarchy. Level 2 securities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the fair value hierarchy. Level 3 securities do not have actively traded quotes at the balance sheet date and require the use of unobservable inputs, such as indicative quotes from dealers and qualitative input from investment advisors, to value these securities. Level 3 assets include financial instruments whose value is determined using pricing models, discounted cash flow techniques, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation of assumptions that market participants would use in pricing the asset. Level 3 securities primarily include certain private equity investments and certain hybrid financial instruments not classified within level 1 or 2.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

In determining the fair value of Sony’s interest rate swap derivatives, Sony uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument. For foreign currency derivatives, Sony’s approach is to use forward contract and option valuation models employing market observable inputs, such as spot currency rates, time value and option volatilities. These derivatives are classified within level 2 since Sony primarily uses observable inputs in its valuation of its derivative assets and liabilities.

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2009 and 2010 are as follows:

	Yen in millions
	March 31, 2009
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	123,080	160,240	3,003	286,323
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,439,446	—	1,439,446
Japanese local government bonds	—	97,954	—	97,954
Japanese corporate bonds	44,794	572,884	7,630	625,308
Foreign corporate bonds	—	211,292	51,798	263,090
Other	—	35,300	—	35,300
Equity securities	92,464	21,164	3,562	117,190
Other investments*[1]	3,877	—	59,781	63,658
Derivative assets*[2]	—	24,401	—	24,401

Total assets	264,215	2,562,681	125,774	2,952,670

Liabilities:
Derivative liabilities*[2]	—	36,386	—	36,386

Total liabilities	—	36,386	—	36,386

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2010
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	180,414	172,939	—	353,353
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,290,824	—	1,290,824
Japanese local government bonds	—	28,842	—	28,842
Japanese corporate bonds	4,937	358,187	1,097	364,221
Foreign corporate bonds	—	261,896	17,433	279,329
Other	365	10,736	—	11,101
Equity securities	160,128	6,682	3,936	170,746
Other investments*[1]	5,377	38	69,672	75,087
Derivative assets*[2]	—	23,796	—	23,796

Total assets	351,221	2,153,940	92,138	2,597,299

Liabilities:
Derivative liabilities*[2]	—	48,599	—	48,599

Total liabilities	—	48,599	—	48,599

*1	Other investments include certain private equity investments and certain hybrid financial instruments.

*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.

There were no significant transfers between Levels 1 and 2 for the fiscal year ended March 31, 2010.

The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2009 and 2010 are as follows:

	Yen in millions
	Fiscal Year Ended March 31, 2009
	Assets
		Available-for-sale securities
		Debt securities
		Japanese	Foreign
	Trading	corporate	corporate		Equity	Other
	securities	bonds	bonds	Other	securities	investments

Beginning balance	178	9,403	32,353	1,125	4,381	21,611
Total realized and unrealized gains (losses):
Included in earnings*[1]	(1,424)	(1,332)	(465)	—	(1,483)	(6,966)
Included in other comprehensive income (loss)	—	(70)	(6,219)	—	664	(2,650)
Purchases, issuances and settlements	(116)	(2,973)	20,476	—	—	2,811
Transfers in and/or out of level 3*[2]*[3]	4,365	2,602	5,653	(1,125)	—	44,975

Ending balance	3,003	7,630	51,798	—	3,562	59,781

Changes in unrealized gains (losses) relating to instruments still held at reporting date
Included in earnings*[1]	(1,465)	(1,159)	(658)	—	(1,483)	(8,535)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal Year Ended March 31, 2010
	Assets
		Available-for-sale securities
		Debt securities
		Japanese	Foreign
	Trading	corporate	corporate	Equity	Other	Derivative
	securities	bonds	bonds	securities	investments	assets

Beginning balance	3,003	7,630	51,798	3,562	59,781	—
Total realized and unrealized gains (losses):
Included in earnings*[1]	181	(260)	(404)	(2)	6,288	(69)
Included in other comprehensive income (loss)	—	—	1,818	374	2,781	—
Purchases, issuances and settlements	(562)	(5,660)	(4,247)	2	822	(186)
Transfers in and/or out of level 3*[2]*[4]	(2,622)	(613)	(31,532)	—	—	255

Ending balance	—	1,097	17,433	3,936	69,672	—

Changes in unrealized gains (losses) relating to instruments still held at reporting date
Included in earnings*[1]	—	—	(40)	—	6,726	—

*1	Earning effects are included in financial service revenue in the consolidated statements of income.

*2	Transfers into or out of level 3 are reported as the value as of the beginning of the period in which the transfer occurs.

*3	Certain hybrid financial instruments were transferred into Level 3 due to a significant decline in market activities.

*4	Certain corporate bonds were transferred into Level 2 because the ability to corroborate significant inputs with market observable data became possible due to a significant recovery in credit markets.

(2)	Assets and liabilities that are measured at fair value on a nonrecurring basis:

Disclosures for nonfinancial assets and liabilities that are measured at fair value, but are recognized and disclosed at fair value on a nonrecurring basis, are required prospectively beginning April 1, 2009. During the fiscal year ended March 31, 2010, such measurements of fair value related primarily to the impairments of long-lived assets.

Long-lived assets impairments

Long-lived assets are measured at the lesser of carrying value or fair value if such assets are held for sale or when there is a determination that the asset is impaired. During the fiscal year ended March 31, 2010, Sony recorded impairment losses of 53,304 million yen related to long-lived assets with carrying values prior to impairment of 58,598 million yen; the fair value of the long-lived assets after impairments was 5,294 million yen. Sony’s determination of fair value was based on the comparable market values or estimated net cash flows which considered prices and other relevant information generated by market transactions involving comparable assets or cash flow projections based upon the most recent business plan. These measurements are classified as level 3 because significant unobservable inputs, such as the conditions of the assets or projections of future cash flows, were considered in the fair value measurements.

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

	Yen in millions
	March 31, 2009		March 31, 2010
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Long-term debt including the current portion	807,687	809,377	1,160,029	1,168,354
Investment contracts included in policyholders’ account in the life insurance business	286,104	289,905	306,625	307,656
Housing loans in the banking business	468,310	521,251	555,105	612,830

The fair values of long-term debt including the current portion and investment contracts included in policyholders’ account in the life insurance business were estimated based on either the market value or the discounted future cash flows using Sony’s current incremental borrowing rates for similar liabilities. The fair values of housing loans in the banking business, included in securities investments and other in the consolidated balance sheets, were estimated based on the discounted future cash flows using interest rates reflecting London InterBank Offered Rate base yield curve with a certain risk premium.

14.	Derivative instruments and hedging activities

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate swap agreements (including interest rate and currency swap agreements). Certain other derivative financial instruments are entered into in the Financial Services segment for investment purposes. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. These derivatives generally mature or expire within six months after the balance sheet date. Other than derivatives utilized in the Financial Services segment for portfolio investments, Sony does not use derivative financial instruments for trading or speculative purposes. These derivative transactions utilized for portfolio investments in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.

Derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income. For the fiscal years ended March 31, 2008, 2009 and 2010, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal year ended March 31, 2008, these cash flow hedges were fully effective. For the fiscal years ended March 31,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

2009 and 2010, the ineffective portion of the hedging relationship is not significant. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges.

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

Sony also enters into foreign exchange forward contracts, which effectively fix the cash flows from foreign currency denominated debt. Accordingly, these derivatives have been designated as cash flow hedges.

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

Interest rate swap agreements entered into in the Financial Services segment are used for reducing the risk arising from the changes in the fair value of fixed rate available-for-sale debt securities. These derivatives are considered to be a hedge against changes in the fair value of available-for-sale debt securities in the Financial Services segment. Accordingly, these derivatives have been designated as fair value hedges.

Sony also enters into certain interest rate swap agreements for the purpose of reducing the risk arising from the changes in anticipated cash flows of variable rate debt and foreign currency denominated debt. These interest rate swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt, are considered to be a hedge against changes in the anticipated cash flows of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives have been designated as cash flow hedges.

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

Other agreements

Certain subsidiaries in the Financial Services segment have credit default swap agreements, equity future contracts, other currency contracts and hybrid financial instruments as part of their portfolio investments, which are

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

marked-to-market with changes in value recognized in financial service revenue. The hybrid financial instruments, disclosed in Note 7 as debt securities, contain embedded derivatives that are not required to be bifurcated because the entire instrument is carried at fair value.

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

	Yen in millions
	Asset derivatives			Liability derivatives
		Fair value			Fair value
Derivatives designated as		March 31			March 31
hedging instruments	Balance sheet location	2009	2010	Balance sheet location	2009	2010

Interest rate contracts	Prepaid expenses and other current assets	294	853	Current liabilities other	7,115	10,269
Interest rate contracts		—	—	Liabilities other	1,428	1,884
Foreign exchange contracts	Prepaid expenses and other current assets	3,162	52	Current liabilities other	49	—

		3,456	905		8,592	12,153

	Yen in millions
	Asset derivatives			Liability derivatives
		Fair value			Fair value
Derivatives not designated		March 31			March 31
as hedging instruments	Balance sheet location	2009	2010	Balance sheet location	2009	2010

Interest rate contracts	Prepaid expenses and other current assets	346	434	Current liabilities other	474	664
Interest rate contracts		—	—	Liabilities other	225	170
Foreign exchange contracts	Prepaid expenses and other current assets	19,461	22,334	Current liabilities other	27,094	35,585
Foreign exchange contracts	Assets other	2	30		—	—
Credit contracts	Prepaid expenses and other current assets	1,136	93	Current liabilities other	1	27

		20,945	22,891		27,794	36,446

Total derivatives		24,401	23,796		36,386	48,599

Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal years ended March 31, 2009 and 2010 (yen in millions).

		Amount of gain or (loss) recognized in income on
		derivative
Derivatives under fair value	Location of gain or (loss) recognized	Fiscal Year Ended March 31
hedging relationships	in income on derivative	2009	2010

Interest rate contracts	Financial service revenue	(2,499)	(3,475)
Foreign exchange contracts	Foreign exchange gain or (loss), net	(8)	97

Total		(2,507)	(3,378)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal Year Ended March 31, 2009
	Amount of
	gain or (loss)	Gain or (loss) reclassified from		Gain or (loss) recognized in
Derivatives under	recognized in	accumulated OCI into income		income on derivative
cash flow	OCI on derivative	(effective portion)		(ineffective portion)
hedging relationships	Amount	Location	Amount	Location	Amount

Interest rate contracts	(242)	Interest expense	192	Interest expense	—
Foreign exchange contracts	(2,236)	Foreign exchange gain or (loss), net	3,685	Foreign exchange gain or (loss), net	65

Total	(2,478)	Total	3,877	Total	65

	Yen in millions
	Fiscal Year Ended March 31, 2010
	Amount of
	gain or (loss)	Gain or (loss) reclassified from		Gain or (loss) recognized in
Derivatives under	recognized in	accumulated OCI into income		income on derivative
cash flow	OCI on derivative	(effective portion)		(ineffective portion)
hedging relationships	Amount	Location	Amount	Location	Amount

Interest rate contracts	(901)	Interest expense	418	Interest expense	—
Foreign exchange contracts	1,814	Foreign exchange gain or (loss), net	(1,516)	Foreign exchange gain or (loss), net	26

Total	913	Total	(1,098)	Total	26

At March 31, 2010, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of 36 million yen. Within the next twelve months, 1,134 million yen is expected to be reclassified from equity into earnings as a profit.

		Amount of gain or (loss) recognized in income on
	Location of gain or	derivative (Yen in millions)
Derivatives not designated as	(loss) recognized in	Fiscal Year Ended March 31
hedging instruments	income on derivative	2009	2010

Interest rate contracts	Financial service revenue	(1,966)	(884)
Interest rate contracts	Financial service expenses	21	32
Foreign exchange contracts	Financial service revenue	11,424	1,468
Foreign exchange contracts	Foreign exchange gain, net	(39,542)	(8,779)
Equity contracts	Financial service revenue	8,795	83
Bond contracts	Financial service revenue	78	68
Credit contracts	Financial service revenue	1,352	(518)

Total		(19,838)	(8,530)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2009		March 31, 2010
	Notional		Notional
	amount	Fair value	amount	Fair value

Foreign exchange contracts:
Foreign exchange forward contracts	1,914,649	(5,337)	1,924,697	(16,049)
Currency option contracts purchased	4,109	47	3,819	19
Currency option contracts written	775	(77)	407	(11)
Currency swap agreements	1,791	4	50,979	2,022
Other currency contracts	29,678	845	46,499	850
Interest rate contracts:
Interest rate swap agreements	364,405	(8,602)	456,213	(11,700)
Credit contracts:
Credit default swap agreements	11,819	1,135	10,497	66

15.	Pension and severance plans

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

In September 2006, the FASB issued new accounting guidance for defined benefit pension and other postretirement plans, which requires plan assets and benefit obligations be measured at fiscal year end date. Sony implemented the measurement date provisions of this guidance for the fiscal year ended March 31, 2009 and, accordingly, adjustments of beginning retained earnings totaling 668 million yen and accumulated other comprehensive income totaling 630 million yen were recorded, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The components of net periodic benefit costs for the fiscal years ended March 31, 2008, 2009 and 2010 were as follows:

Japanese plans:

	Yen in millions
	Fiscal Year Ended March 31
	2008	2009	2010

Service cost	27,049	28,652	30,980
Interest cost	14,603	15,208	15,402
Expected return on plan assets	(19,763)	(18,950)	(16,969)
Recognized actuarial loss	10,173	12,440	16,000
Amortization of prior service costs	(10,334)	(10,358)	(10,391)

Net periodic benefit costs	21,728	26,992	35,022

Foreign plans:

	Yen in millions
	Fiscal Year Ended March 31
	2008	2009	2010

Service cost	6,321	10,557	3,645
Interest cost	10,963	11,869	12,083
Expected return on plan assets	(10,166)	(10,569)	(8,652)
Amortization of net transition asset	29	212	67
Recognized actuarial loss	1,647	507	857
Amortization of prior service costs	(298)	(262)	30
Losses (gains) on curtailments and settlements	(100)	1,569	1,766

Net periodic benefit costs	8,396	13,883	9,796

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 13,612 million yen, 9,781 million yen and 196 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2009	2010	2009	2010

Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	667,022	709,098	188,639	196,750
Service cost	28,652	30,980	10,557	3,645
Interest cost	15,208	15,402	11,869	12,083
Plan participants’ contributions	—	—	493	322
Amendments	(421)	(433)	(259)	3,950
Actuarial (gain) loss	13,803	(10,103)	(19,976)	36,311
Foreign currency exchange rate changes	—	—	(32,860)	(5,968)
Curtailments and settlements	—	—	1,003	(1,441)
Effect of changes in consolidated subsidiaries	1,102	—	46,050	—
Benefits paid	(16,268)	(35,390)	(8,766)	(14,311)

Benefit obligation at end of the fiscal year	709,098	709,554	196,750	231,341

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	498,162	443,977	133,713	98,739
Actual return on plan assets	(76,217)	59,654	(34,184)	31,775
Foreign currency exchange rate changes	—	—	(25,266)	(1,502)
Employer contribution	34,635	32,803	9,747	18,387
Plan participants’ contributions	—	—	493	322
Curtailments and settlements	—	—	(797)	(407)
Effect of changes in consolidated subsidiaries	428	—	22,805	—
Benefits paid	(13,031)	(20,733)	(7,772)	(13,088)

Fair value of plan assets at end of the fiscal year	443,977	515,701	98,739	134,226

Funded status at end of the fiscal year	(265,121)	(193,853)	(98,011)	(97,115)

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2009	2010	2009	2010

Noncurrent assets	882	1,116	1,111	2,760
Current liabilities	—	—	(2,038)	(2,778)
Noncurrent liabilities	(266,003)	(194,969)	(97,084)	(97,097)

Ending balance	(265,121)	(193,853)	(98,011)	(97,115)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2009	2010	2009	2010

Prior service cost (credit)	(106,827)	(96,865)	(1,099)	2,966
Net actuarial loss	338,011	270,241	41,066	49,209
Obligation existing at transition	—	—	398	231

Ending balance	231,184	173,376	40,365	52,406

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2009	2010	2009	2010

Accumulated benefit obligations	704,660	705,537	158,286	192,260

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2009	2010	2009	2010

Projected benefit obligations	709,098	709,554	152,803	177,131
Accumulated benefit obligations	704,660	705,537	140,588	163,120
Fair value of plan assets	443,977	515,701	79,485	100,526

Weighted-average assumptions used to determine benefit obligations as of March 31, 2009 and 2010 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2009	2010	2009	2010

Discount rate	2.2%	2.3%	6.5%	5.5%
Rate of compensation increase	2.7	*	3.2	4.0

*	As of March 31, 2010, substantially all of Sony’s Japanese pension plans are point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2008, 2009 and 2010 were as follows:

	Japanese plans			Foreign plans
	Fiscal Year Ended March 31			Fiscal Year Ended March 31
	2008	2009	2010	2008	2009	2010

Discount rate	2.3%	2.3%	2.2%	5.3%	6.0%	6.5%
Expected return on plan assets	4.0	3.9	3.6	7.1	7.1	6.5
Rate of compensation increase	2.5	2.5	2.7	3.6	3.4	3.2

Sony reviews these assumptions for changes in circumstances.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The weighted-average rate of compensation increase is calculated based only on the pay-related plans. The point-based plans discussed above are excluded from the calculation because payments made under the plan are not based on employee compensation.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as the historical and expected long-term rates of returns on various categories of plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long term return consistent with the long term nature of the corresponding pension liabilities.

The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2010, are, as a result of Sony’s asset liability management, 28% of equity securities, 58% of fixed income securities and 14% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 53% of equity securities, 34% of fixed income securities and 13% of other investments for the pension plans of foreign subsidiaries.

The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 13, are as follows:

	Japanese plans
	Yen in millions
	Fair value	Fair value measurements
	at March 31,	using inputs considered as
Asset class	2010	Level 1	Level 2	Level 3

Cash and cash equivalents	11,665	11,665	—	—
Equity:
Equity securities(a)	136,495	136,495	—	—
Fixed income:
Government bonds(b)	201,240	—	201,240	—
Corporate bonds(c)	22,691	—	22,691	—
Asset-backed securities(d)	4,779	—	4,779	—
Commingled funds(e)	62,703	—	62,703	—
Commodity funds(f)	1,638	—	1,638	—
Private equity(g)	21,337	—	—	21,337
Hedge funds(h)	51,498	—	—	51,498
Real estate	1,655	—	—	1,655

Total	515,701	148,160	293,051	74,490

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(a)	Includes approximately 62 percent of Japanese equity securities and 38 percent of foreign equity securities.

(b)	Includes approximately 63 percent of debt securities issued by Japanese national and local governments and 37 percent of debt securities issued by foreign national and local governments.

(c)	Includes debt securities issued by Japanese and foreign corporation and government related agencies.

(d)	Includes primarily mortgage-backed securities.

(e)	Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately 38 percent of investments in equity, 57 percent of investments in fixed income, and 5 percent of investments in other.

(f)	Represents commodity futures funds.

(g)	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the U.S. and Europe.

(h)	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

	Foreign plans
	Yen in millions
	Fair value	Fair value measurements
	at March 31,	using inputs considered as
Asset class	2010	Level 1	Level 2	Level 3

Cash and cash equivalents	1,775	1,775	—	—
Equity:
Equity securities(a)	39,885	33,657	6,228	—
Fixed income:
Government bonds(b)	20,553	—	20,553	—
Corporate bonds(c)	12,584	—	8,013	4,571
Asset-backed securities	3,135	—	3,060	75
Insurance contracts(d)	6,166	—	6,166	—
Commingled funds(e)	45,655	2,110	43,017	528
Real estate and other(f)	4,473	653	43	3,777

Total	134,226	38,195	87,080	8,951

(a)	Includes primarily foreign equity securities.

(b)	Includes primarily foreign government debt securities.

(c)	Includes primarily foreign corporate debt securities.

(d)	Represents annuity contracts with or without profit sharing.

(e)	Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds. They include approximately 90 percent of investments in equity, 7 percent of investments in fixed income, and 3 percent of investments in other.

(f)	Includes primarily private real estate investment trusts.

Each level in the fair value hierarchy in which each plan asset is classified is determined based on inputs used to measure the fair values of the asset, and does not necessarily indicate the risks or rating of the asset.

The following is a description of the valuation techniques used to measure Japanese and foreign plan assets at fair value. There were no changes in valuation techniques during the fiscal years ended March 31, 2009 and 2010.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Equity securities are valued at the closing price reported in the active market in which the individual securities are traded. These assets are generally classified as level 1.

The fair value of fixed income securities is typically estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are generally classified as level 2.

Commingled funds are typically valued using the net asset value provided by the administrator of the fund and reviewed by Sony. The net asset value is based on the value of the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding. These assets are classified as level 1, level 2 or level 3 depending on availability of quoted market prices.

Commodity funds are valued using inputs that are derived principally from or corroborated by observable market data. These assets are generally classified as level 2.

Private equity and private real estate investment trust valuations require significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. These assets are initially valued at cost and are reviewed periodically utilizing available and relevant market data to determine if the carrying value of these assets should be adjusted. These investments are classified as level 3. The valuation methodology is applied consistently from period to period.

Hedge funds are valued using the net asset value as determined by the administrator or custodian of the fund. These investments are classified as level 3.

The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the year ended March 31, 2010:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable
	inputs (Level 3)
	Private equity	Hedge funds	Real estate	Total

Beginning balance at April 1, 2009	23,028	40,443	2,606	66,077
Return on assets held at end of year	(1,691)	79	(951)	(2,563)
Return on assets sold during the year	—	—	—	—
Purchases, sales, and settlements, net	—	10,976	—	10,976
Transfers, net	—	—	—	—

Ending balance at March 31, 2010	21,337	51,498	1,655	74,490

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable
	inputs (Level 3)
	Corporate	Asset-backed	Commingled	Real estate
	bonds	securities	funds	and other	Total

Beginning balance at April 1, 2009	—	70	811	3,938	4,819
Return on assets held at end of year	302	14	5	23	344
Return on assets sold during the year	—	—	—	(89)	(89)
Purchases, sales, and settlements, net	4,269	(9)	(288)	(95)	3,877
Transfers, net	—	—	—	—	—

Ending balance at March 31, 2010	4,571	75	528	3,777	8,951

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony expects to contribute approximately 33 billion yen to the Japanese plans and approximately 17 billion yen to the foreign plans during the fiscal year ending March 31, 2011.

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
	Yen in millions	Yen in millions

Fiscal year ending March 31,
2011	23,827	8,919
2012	24,983	10,118
2013	26,585	9,921
2014	28,907	10,592
2015	32,286	11,086
2016 — 2020	192,581	70,114

16.	Stockholders’ equity

(1)	Common stock:

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2008, 2009 and 2010 have resulted from the following:

Number of
shares

Balance at March 31, 2007	1,002,897,264
Conversion of convertible bonds	37,800
Exercise of stock acquisition rights	1,305,300
Exercise of warrants	203,000

Balance at March 31, 2008	1,004,443,364
Exercise of stock acquisition rights	92,000

Balance at March 31, 2009	1,004,535,364
Exercise of stock acquisition rights	36,100

Balance at March 31, 2010	1,004,571,464

At March 31, 2010, 18,699,300 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Japanese Companies Act by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Japanese Companies Act. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2008, 2009 and 2010.

(2)	Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2010 was 801,178 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2010, including cash dividends for the six-month period ended March 31, 2010, has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

meeting of the Board of Directors of Sony Corporation held on May 12, 2010 and was then recorded in the statutory books of account, in accordance with the Japanese Companies Act.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 55,797 million yen and 16,034 million yen at March 31, 2009 and 2010, respectively.

(3)	Other comprehensive income:

Other comprehensive income for the fiscal years ended March 31, 2008, 2009 and 2010 is comprised of the following:

	Yen in millions
		Tax	Net-of-tax
	Pre-tax amount	benefit/(expense)	amount

For the fiscal year ended March 31, 2008:
Unrealized gains (losses) on securities, net —
Unrealized holding gains arising during the period*	13,437	(3,081)	3,043
Less : Reclassification adjustment included in net income	(28,414)	10,204	(18,210)
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding losses arising during the period	(2,588)	781	(1,807)
Less : Reclassification adjustment included in net income	(559)	70	(489)
Pension liability adjustment*	(33,401)	7,900	(26,103)
Foreign currency translation adjustments —
Translation adjustments arising during the period	(219,391)	6,231	(213,160)
Less : Reclassification adjustment included in net income	692	—	692

Other comprehensive income (loss)	(270,224)	22,105	(256,034)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
		Tax	Net-of-tax
	Pre-tax amount	benefit/(expense)	amount

For the fiscal year ended March 31, 2009:
Unrealized gains (losses) on securities, net —
Unrealized holding losses arising during the period*	(105,145)	40,198	(48,207)
Less : Reclassification adjustment included in net income	11,306	(3,958)	7,348
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding losses arising during the period	(2,988)	1,059	(1,929)
Less : Reclassification adjustment included in net income	5,335	(1,619)	3,716
Pension liability adjustment*	(127,222)	51,527	(74,517)
Foreign currency translation adjustments —
Translation adjustments arising during the period	(250,085)	1,854	(248,231)
Less : Reclassification adjustment included in net income	534	—	534

Other comprehensive income (loss)	(468,265)	89,061	(361,286)

For the fiscal year ended March 31, 2010:
Unrealized gains (losses) on securities, net —
Unrealized holding gains arising during the period*	74,501	(22,469)	33,502
Less : Reclassification adjustment included in net income	(1,896)	661	(1,235)
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding gains arising during the period	2,040	(415)	1,625
Less : Reclassification adjustment included in net income	(566)	489	(77)
Pension liability adjustment*	45,767	(22,074)	23,720
Foreign currency translation adjustments —
Translation adjustments arising during the period	4,583	(22)	4,561
Less : Reclassification adjustment included in net income	2,289	—	2,289

Other comprehensive income	126,718	(43,830)	64,385

*	Amounts allocable to the noncontrolling interests in the equity of a subsidiary and other are deducted from the net-of-tax amount for unrealized holding gains (losses) and pension liability adjustment arising during the period.

During the fiscal year ended March 31, 2008, 2009 and 2010, losses of 692 million yen, 534 million yen and 2,289 million yen, respectively, of foreign currency translation adjustments were transferred from other comprehensive income to net income as a result of the liquidation or sale of certain foreign subsidiaries.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

17.	Stock-based compensation plans

Sony has three types of stock-based compensation plans as incentive plans for selected directors, corporate executive officers and employees.

(1)	Stock Acquisition Rights plan:

Sony has an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to selected directors, corporate executive officers and employees of Sony, pursuant to the Companies Act of Japan. The stock acquisition rights generally vest ratably over a period of three years and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2008, 2009 and 2010 was 1,839 yen, 398 yen and 813 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2008, 2009 and 2010 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Year Ended March 31
	2008	2009	2010

Weighted-average assumptions
Risk-free interest rate	3.04%	2.07%	2.08%
Expected lives	6.10 years	6.23 years	6.49 years
Expected volatility*	30.48%	33.35%	33.70%
Expected dividends	0.47%	1.29%	0.99%

*	Expected volatility was based on the historical volatilities of Sony’s common stock over the expected life of the stock acquisition rights.

Presented below is a summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2010.

	Fiscal Year Ended March 31
	2010
		Weighted-	Weighted-	Total
	Number of	average	average	Intrinsic
	Shares	exercise price	remaining life	Value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	13,392,200	4,041
Granted	2,318,800	2,674
Exercised	(36,100)	3,020
Forfeited or expired	(460,500)	3,932

Outstanding at end of the fiscal year	15,214,400	3,743	6.70	4,133

Exercisable at end of the fiscal year	10,430,100	4,046	5.62	899

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2008, 2009 and 2010 was 2,643 million yen, 95 million yen and 20 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Presented below is a summary of the activities regarding the nonvested stock acquisition rights during the fiscal year ended March 31, 2010.

	Fiscal Year Ended March 31
	2010
		Weighted-
		average
	Number of	Grant-date
	Shares	Fair value
		Yen

Outstanding at beginning of the fiscal year	4,983,700	1,085
Granted	2,318,800	813
Vested	(2,207,800)	1,378
Forfeited or expired	(310,400)	1,279

Outstanding at end of the fiscal year	4,784,300	805

As of March 31, 2010, there was 1,963 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 2.04 years. The total fair value of stock acquisition rights vested during the fiscal years ended March 31, 2008, 2009 and 2010 was 3,927 million yen, 3,333 million yen and 2,136 million yen, respectively.

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

Presented below is a summary of the activities regarding the convertible bond plan during the fiscal year ended March 31, 2010.

	Fiscal Year Ended March 31
	2010
		Weighted-	Weighted-	Total
	Number of	average	average	Intrinsic
	Shares	exercise price	remaining life	Value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	1,632,700	9,092
Exercised	—	—
Expired	(11,200)	8,064

Outstanding at end of the fiscal year	1,621,500	9,099	1.24	—

Exercisable at end of the fiscal year	1,621,500	9,099	1.24	—

There were no shares granted under the convertible bond plan during the fiscal years ended March 31, 2008, 2009 and 2010. The total intrinsic value of shares exercised under the convertible bond plan during the fiscal year ended March 31, 2008 was 17 million yen. There were no shares exercised under the convertible bond plan during the fiscal years ended March 31, 2009 and 2010. All shares under the convertible bond plan were exercisable as of March 31, 2010.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

There were no SARs granted during the fiscal years ended March 31, 2008, 2009 and 2010. As of March 31, 2010, there were 91,750 SARs outstanding and the weighted-average exercise price was 7,742 yen. All SARs were exercisable as of March 31, 2010.

The compensation expense for the SARs is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price. SAR compensation expense for the fiscal years ended March 31, 2008, 2009, and 2010 was insignificant.

The stock-based compensation expense for the fiscal years ended March 31, 2008, 2009 and 2010 was 4,130 million yen, 3,446 million yen and 2,202 million yen, respectively. The income tax benefit related to the stock-based compensation expense for the fiscal years ended March 31, 2008, 2009 and 2010 was 952 million yen, 543 million yen and 271 million yen, respectively. The total cash received from exercises under all the stock-based compensation plans during the fiscal years ended March 31, 2008, 2009 and 2010 was 7,484 million yen, 378 million yen and 114 million yen, respectively. Sony issued new shares upon exercise of these rights. The actual income tax benefit realized for tax deductions from exercises under all the stock-based compensation plans for the fiscal years ended March 31, 2008, 2009 and 2010 totaled 318 million yen, 4 million yen and 7 million yen, respectively.

18.	Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives. Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability. For the fiscal years ended March 31, 2008, 2009 and 2010, Sony recorded total restructuring charges of 47,273 million yen, 75,390 million yen and 116,472 million yen, respectively.

Sony anticipates recording approximately 80 billion yen of restructuring charges for the fiscal year ending March 31, 2011.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2008, 2009 and 2010 are as follows:

	Yen in millions
	Employee	Non-cash
	termination	write-downs and	Other associated
	benefits	disposals*	costs	Total

Balance at March 31, 2007	7,447	—	9,898	17,345
Restructuring costs	12,627	25,937	8,709	47,273
Non-cash charges	—	(25,937)	—	(25,937)
Cash payments	(8,339)	—	(11,926)	(20,265)
Adjustments	(842)	—	(1,012)	(1,854)

Balance at March 31, 2008	10,893	—	5,669	16,562
SME acquisition	8,980	—	2,637	11,617
Restructuring costs	56,385	10,182	8,823	75,390
Non-cash charges	—	(10,182)	—	(10,182)
Cash payments	(21,900)	—	(5,160)	(27,060)
Adjustments	(545)	—	(508)	(1,053)

Balance at March 31, 2009	53,813	—	11,461	65,274
Restructuring costs	65,133	31,928	19,411	116,472
Non-cash charges	—	(31,928)	—	(31,928)
Cash payments	(88,803)	—	(21,754)	(110,557)
Adjustments	(2,925)	—	(156)	(3,081)

Balance at March 31, 2010	27,218	—	8,962	36,180

*	Significant asset impairments excluded from restructuring charges are described below.

At March 31, 2010, the accrual for other associated costs in the table above primarily relates to restructuring efforts in the Consumer Products & Devices segment.

The total amount of costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2008, 2009 and 2010 are as follows:

	Yen in millions
	Fiscal Year Ended March 31
	2008	2009	2010

Consumer Products & Devices	33,621	49,334	64,692
Networked Products & Services	890	3,062	3,682
B2B & Disc Manufacturing	273	5,275	5,428
Pictures	—	4,908	5,605
Music	813	6,337	5,225
Financial Services	—	789	5,078
All Other and Corporate	11,676	5,685	26,762

Total net charges	47,273	75,390	116,472

In addition to the restructuring charges in the tables above, Sony recorded in cost of sales 7,851 million yen of non-cash charges related to depreciation associated with restructured assets for the fiscal year ended March 31, 2010. Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activity refers to the increase in depreciation expense caused by shortening the useful life or updating

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

the salvage value of depreciable fixed assets to coincide with the end of production under an approved restructuring plan. Any impairment of the asset is recognized immediately in the period.

Consumer Products & Devices segment

In an effort to improve the performance of the Consumer Products & Devices segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs). The restructuring charges of the Consumer Products & Devices segment in the tables above include non-cash inventory and long-lived asset write downs and disposals which represent a substantial majority of Sony’s total such charges. Significant restructuring activities are as follows:

Retirement programs -

In an effort to improve the performance of the Consumer Products & Devices segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has implemented and will continue a company-wide (including Headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the Consumer Products & Devices segment restructuring charges related mainly to employee termination benefits totaling 4,819 million yen, 37,931 million yen and 35,870 million yen for the fiscal years ended March 31, 2008, 2009 and 2010, respectively, in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

Realignment of manufacturing operations in Japan -

During the fiscal year ended March 31, 2010, Sony implemented extensive measures to better compete in terms of speed to market and profitability, including the reevaluation of both its domestic and overseas manufacturing operations. As part of this process, manufacturing operations in Japan for certain of its product categories were consolidated in order to increase their efficiency.

As a result of this realignment of manufacturing operations in Japan, restructuring charges for the closure of production facilities totaling 13,219 million yen consisted mainly of personnel related costs and the disposal or impairment of assets. Of the total restructuring charges, 8,859 million yen for employee termination benefits was recorded in selling, general and administrative expense and 3,716 million yen for the disposal or impairment of assets was recorded in (gain) loss on sale, disposal or impairment of assets, net in the consolidated statements of income. In addition to the restructuring charges, 5,622 million yen of non-cash charges related to depreciation associated with restructured assets were recorded in cost of sales in the consolidated statements of income as a result of this realignment of manufacturing operations in Japan. At March 31, 2010, there was no material remaining liability.

Asset-impairment of TFT LCD related fixed assets -

In an effort to increase efficiency and strengthen operations in the small- and medium-sized TFT LCD business by consolidating manufacturing operations, Sony recorded 7,832 million yen for the impairment of TFT LCD related fixed assets for the fiscal year ended March 31, 2010. These charges were recorded in (gain) loss on sale, disposal or impairment of assets, net in the consolidated statements of income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Asset-impairment of OLED related equipment -

During the fiscal year ended March 31, 2010, Sony recorded 5,265 million yen for the impairment of OLED related equipment, which was rendered obsolete due to the utilization of an alternative technology in the manufacture of OLED products. These charges were recorded in (gain) loss on sale, disposal or impairment of assets, net in the consolidated statements of income.

Termination of LCD rear-projection televisions operations -

During the fiscal year ended March 31, 2008, Sony continued the restructuring of its LCD rear-projection television business. Due to the continued downsizing of the worldwide LCD rear-projection market, Sony made the decision to discontinue its worldwide LCD rear-projection television business during the fiscal year ended March 31, 2008. Restructuring charges totaling 19,732 million yen, consisted mainly of inventory write downs and the disposal or impairment of assets, were recorded in the fiscal year ended March 31, 2008. Of the total restructuring charges, 11,947 million yen was recorded in cost of sales and 6,730 million yen was recorded in (gain) loss on sale, disposal or impairment of assets, net in the consolidated statements of income.

During the fiscal year ended March 31, 2009, restructuring activities related to Sony’s LCD rear-projection television business were nearly completed. As of March 31, 2010 there was no material remaining liability.

Networked Products & Services and B2B & Disc Manufacturing segments

In an effort to improve the performance of the Networked Products & Services and B2B & Disc Manufacturing segments, Sony has undergone a number of restructuring efforts to reduce operating costs.

The resulting restructuring charges for these segments, included in the table above, were related mainly to employee termination benefits and included in selling, general and administrative expenses in the consolidated statements of income.

Pictures segment

In an effort to improve the performance of the Pictures segment, Sony has initiated a number of restructuring efforts beginning in the fiscal year ended March 31, 2009 to reduce the Pictures segment’s operating costs and to rationalize certain operations. During the fiscal year ended March 31, 2010, Sony expanded the scope of its restructuring efforts.

Sony recorded total restructuring charges of 4,908 million yen for the fiscal year ended March 31, 2009. These restructuring charges mainly consisted of personnel related costs. Sony recorded total restructuring charges of 5,605 million yen for the fiscal year ended March 31, 2010 which consisted of 4,319 million yen of personnel related costs, 539 million yen of lease and contract termination costs and 747 million yen of other exit costs. For both fiscal years, substantially all of these charges were recorded in selling, general and administrative expense in the consolidated statements of income. At March 31, 2010, the remaining liability balance was 5,218 million yen, the majority of which will be paid or settled over the next year.

Music segment

In an effort to improve the performance of the Music segment due to the continued contraction of the physical music market, Sony has undergone a number of restructuring efforts to reduce operating costs.

The resulting restructuring charges, included in the table above, were related mainly to employee termination benefits and included in selling, general and administrative expenses in the consolidated statements of income.

At March 31, 2010, the remaining liability balance was 6,745 million yen, the majority of which will be paid or settled over the next year.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Restructuring liabilities related to the SONY BMG acquisition -

As a result of the acquisition of SME, Sony reflected in its balance sheet 8,884 million yen of restructuring liabilities which related to restructuring activities undertaken by SME prior to Sony’s acquisition of Bertelsmann AG’s 50% ownership interest, but which had not yet been paid or settled by SME. The restructuring liability relates to activities previously accrued by SONY BMG but which were unpaid as of the acquisition date representing severance costs of 6,517 million yen and lease, other contract termination and other exit costs of 2,367 million yen. In connection with the acquisition, Sony also recorded additional restructuring accruals of 2,733 million yen, primarily related to Sony’s plans to consolidate certain SME operations with those of other Sony entities. These restructuring accruals included severance benefits of 2,463 million yen and lease, other contract termination and other exit costs of 270 million yen. During the fiscal year ended March 31, 2010, SME determined that certain of the restructuring activities identified at the time of the acquisition would not be implemented. As a result, 1,557 million yen of this restructuring liability, primarily for severance benefits, was reversed and recorded as a reduction to the goodwill that was recorded in connection with the acquisition of SME.

Financial Services segment

In an effort to improve the performance of the Financial Services segment, Sony has undergone restructuring efforts to reduce operating costs.

During the fiscal year ended March 31, 2010, Sony recorded restructuring charges of 3,718 million yen in financial service expenses, and 1,360 million yen in (gain) loss on sale, disposal or impairment of assets, net in the consolidated statements of income. These restructuring charges are related mainly to the realignment of credit financing operations and the disposal or impairment of assets.

At March 31, 2010, the remaining liability balance was 2,284 million yen, the majority of which will be paid or settled over the next year.

All Other and Corporate

Realignment of manufacturing operations in Japan -

During the fiscal year ended March 31, 2010, Sony implemented extensive measures to better compete in terms of speed to market and profitability, including the reevaluation of both its domestic and overseas manufacturing operations. As part of this process, mobile phone customer service and manufacturing operations in Japan were consolidated in order to establish an integrated operational structure from manufacturing through to customer service.

As a result of this realignment, restructuring charges for the closure of production facilities totaling 6,041 million yen were recorded, which consisted mainly of personnel related costs and the disposal or impairment of assets. Of the total restructuring charges, 4,900 million yen for employee termination benefits was recorded in selling, general and administrative expense, and 862 million yen for the disposal or impairment of assets was recorded in (gain) loss on sale, disposal or impairment of assets, net in the consolidated statements of income. In addition to the restructuring charges, 553 million yen of non-cash charges related to depreciation associated with restructured assets were recorded in cost of sales in the consolidated statements of income. At March 31, 2010, there was no material remaining liability.

Withdrawal from property lease contract -

During the fiscal year ended March 31, 2010, Sony withdrew from the property management operation of an entertainment complex in Japan and terminated the property lease contract. Sony recorded 6,495 million yen of termination payments in cost of sales in the consolidated statements of income. At March 31, 2010, there was no remaining liability.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Corporate restructuring charges related to headquarters -

During the fiscal year ended March 31, 2010, Sony has undergone headquarters restructuring activities. As a result, 5,897 million yen for employee termination benefits were recorded in selling, general and administrative expense in the consolidated statements of income for the fiscal year ended March 31, 2010. At March 31, 2010, there was no remaining liability.

Other asset impairment information

Sony recorded a 27,100 million yen impairment charge, included within the Consumer Products & Devices segment, related to the LCD TV assets group in the fiscal year ended March 31, 2010. The impairment charge primarily reflects a decrease in the estimated fair value of property, plant and equipment and certain intangible assets. During the fourth quarter of the fiscal year ended March 31, 2010, management updated its strategic plans, which resulted in decreases in the assets’ estimated service periods and corresponding estimated future cash flows leading to the impairment charge. Sony has excluded this loss on impairment from restructuring charges as it is not directly related to Sony’s ongoing restructuring initiatives.

19.	Research and development costs, advertising costs and shipping and handling costs

(1)	Research and development costs:

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2008, 2009 and 2010 were 520,568 million yen, 497,297 million yen and 432,001 million yen, respectively.

(2)	Advertising costs:

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2008, 2009 and 2010 were 468,674 million yen, 436,412 million yen and 383,540 million yen, respectively.

(3)	Shipping and handling costs:

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2008, 2009 and 2010 were 136,506 million yen, 120,175 million yen and 83,622 million yen, respectively, which included the internal transportation costs of finished goods.

20.	Significant transactions

(1)	Gain on initial public offering of Sony Financial Holdings

In October 2007, Sony Financial Holdings Inc. issued 75,000 shares at 384,000 yen per share with a total value of 28,800 million yen in connection with its initial public offering. Sony Corporation sold 725,000 shares of Sony Financial Holdings Inc., at 384,000 yen per share with a total value of 278,400 million yen. In November 2007, Sony Corporation sold 70,000 shares of Sony Financial Holdings Inc., at 384,000 yen per share with a total value of 26,880 million yen. As a result of these transactions, Sony recorded a 7,010 million yen gain on issuance of stock by Sony Financial Holdings Inc. and provided deferred taxes on this gain. In addition, Sony recorded a 74,030 million yen gain on the sale of its shares of Sony Financial Holdings Inc. These transactions reduced Sony’s ownership interest from 100% to 60.0%.

The total gain of 81,040 million was recorded in other income due to the nature of the transaction. Those transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.

(2)	Other significant transactions

During the fiscal years ended March 31 2008 and 2009, Sony sold portions of the site of its former headquarters and recorded gains of 60,683 million yen and 3,810 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In March 2008, Sony sold a portion of its semiconductor operations in Nagasaki, Japan, including machinery and equipment for 90,868 million yen and recorded a gain of 15,600 million yen. Concurrent with the sale, Sony and the purchaser formed a joint venture which is accounted for under the equity method. The joint venture commenced operations on April 1, 2008 to produce semiconductors with the above-mentioned production equipment made available to the joint venture by the purchaser. During the fiscal year ended March 31 2009 and 2010, Sony received rental payments of 2,834 million yen and 1,236 million yen from the joint venture related to the facility where the production equipment was located.

In March 2008, Sony sold the urban entertainment complex “The Sony Center am Potsdamer Plats” in Berlin, Germany for 81,962 million yen and recorded a gain of 10,008 million yen, of which 66,389 million yen was received in March 2008 and the remaining 15,573 million yen was received in March 2009.

In April 2009, Sony sold a portion of its investment in Game Show Network, LLC, a U.S. cable network, which is included in the Pictures segment. The sale resulted in cash proceeds of 8,831 million yen and a gain of 8,322 million yen for the fiscal year ended March 31, 2010.

In March 2010, Sony sold a portion of its investment and certain ancillary rights, which is included in the Pictures segment, in its HBO Latin America joint venture, which owns and operates certain premium pay television businesses in Latin America, to the venture’s majority shareholder (“Majority Shareholder”). Sony accounted for this sale in accordance with the accounting guidance for transfers and servicing. Prior to this transaction, Sony owned approximately 29% of this joint venture, which was accounted for under the equity method, and, as a result of this transaction, Sony owns approximately 8% of this joint venture (the “Retained Interest”), which is accounted for under the cost method.

As consideration for the transaction, Sony received cash proceeds of 19,424 million yen and received a put option valued at 1,371 million yen. Under the put option, Sony can require the Majority Shareholder to purchase the Retained Interest at anytime for a period of 10 years starting March 2010. The exercise price of the put option is 5,798 million yen and escalates 5% per year during the first five years. Thereafter, the exercise price of the put option is based on the fair value of the Retained Interest. The sale resulted in a gain of 18,035 million yen for the fiscal year ended March 31, 2010. After the closing of the sale, the parties submitted a nonsuspensory filing to the Brazilian competition authority. In the event the Brazilian competition authority does not approve the sale, the sale of the Brazil portion of the investment could be subject to rescission, in which case approximately 40% of the purchase price, and the corresponding gain, could be subject to rescission. As of May 31, 2010, the Brazilian competition authority has not approved the filing.

In January 2010, in a separate transaction, Sony sold its entire investment, which was included in the Pictures segment, in its HBO Central Europe joint venture, which owns and operates a premium pay television business in Central Europe, to an affiliate of the Majority Shareholder. The sale resulted in cash proceeds of 7,660 million yen and a gain of 3,957 million yen for the fiscal year ended March 31, 2010.

The above mentioned transactions were recorded in (gain) loss on sale, disposal or impairment of assets, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

21.	Income taxes

Domestic and foreign components of income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal Year Ended March 31
	2008	2009	2010

Income (loss) before income taxes:
Sony Corporation and subsidiaries in Japan	455,171	(4,453)	45,290
Foreign subsidiaries	111,963	(170,502)	(18,378)

	567,134	(174,955)	26,912

Income taxes — Current:
Sony Corporation and subsidiaries in Japan	76,127	34,631	42,723
Foreign subsidiaries	107,311	45,890	5,975

	183,438	80,521	48,698

Income taxes — Deferred:
Sony Corporation and subsidiaries in Japan	53,124	(105,211)	(25,589)
Foreign subsidiaries	(33,084)	(48,051)	(9,151)

	20,040	(153,262)	(34,740)

Total income tax expense (benefit)	203,478	(72,741)	13,958

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal Year Ended
	March 31
	2008	2009	2010

Statutory tax rate	41.0%	(41.0)%	41.0%
Non-deductible expenses	0.7	1.9	10.3
Income tax credits	(5.1)	11.4	(18.0)
Change in valuation allowances	(3.5)	12.9	4.7
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	2.4	(31.8)	5.8
Lower tax rate applied to life and non-life insurance business in Japan	(0.2)	0.8	(30.3)
Foreign income tax differential	(2.1)	0.5	(17.6)
Adjustments to tax accruals and reserves	0.2	(7.3)	16.2
Effect of equity in net income (loss) of affiliated companies	(7.3)	5.9	46.0
Capital gains on the sale of shares of Sony Financial Holdings, Inc.	6.7	—	—
Other	3.1	5.1	(6.2)

Effective income tax rate	35.9%	(41.6)%	51.9%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2009	2010

Deferred tax assets:
Operating loss carryforwards for tax purposes	191,632	242,172
Accrued pension and severance costs	158,539	130,508
Film costs	28,787	22,683
Warranty reserves and accrued expenses	67,225	74,528
Future insurance policy benefits	23,387	21,810
Accrued bonus	18,759	22,764
Inventory	40,741	31,608
Depreciation	35,044	37,553
Tax credit carryforwards	46,595	70,737
Reserve for doubtful accounts	7,696	9,243
Impairment of investments	35,451	42,948
Deferred revenue in the Pictures segment	18,503	17,579
Other	157,023	136,363

Gross deferred tax assets	829,382	860,496
Less: Valuation allowance	(117,204)	(117,486)

Total deferred tax assets	712,178	743,010

Deferred tax liabilities:
Insurance acquisition costs	(144,989)	(151,548)
Unbilled accounts receivable in the Pictures segment	(44,385)	(42,421)
Unrealized gains on securities	(17,482)	(38,792)
Intangible assets acquired through stock exchange offerings	(32,941)	(32,456)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(40,936)	(44,717)
Other	(100,672)	(96,674)

Gross deferred tax liabilities	(381,405)	(406,608)

Net deferred tax assets	330,773	336,402

The valuation allowance mainly relates to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not more-likely-than-not to be realized. The net changes in the total valuation allowance were a decrease of 57,817 million yen for the fiscal year ended March 31, 2008, an increase of 21,197 million yen for the fiscal year ended March 31, 2009 and an increase of 282 million yen for the fiscal year ended March 31, 2010, respectively. The decrease during the fiscal year ended March 31, 2008 was a result of improved and sustainable profitability at entities in certain tax jurisdictions where the deferred tax assets are now considered more likely than not to be realized. The increase during the fiscal year ended March 31, 2009 and 2010 was a result of additional valuation allowances recorded on deferred tax assets for net operating loss carryforwards and tax credit carryfowards at certain subsidiaries.

As a result of losses incurred in recent years, Sony Computer Entertainment America Inc. (“SCEA”), Sony Computer Entertainment Europe Limited (“SCEE”) and Sony United Kingdom Ltd. (“SUKL”) are each in a three year cumulative pre-tax loss position. On April 1, 2010, as a part of the business restructuring and formation of a new business unit, Sony Computer Entertainment Inc. (“SCEI”) contributed its game business to a new company and the remainder of SCEI, including the network assets, was merged into Sony Corporation. Immediately

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

following the Japan restructuring, SCEA was merged into a new entity, a subsidiary of Sony’s U.S. holding company, Sony Americas Holding Inc (“SAHI”). As a consequence of these reorganizations, the deferred tax assets of SCEI and SCEA are evaluated in the context of the new structure. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset. Sony has concluded that there is sufficient positive evidence to overcome this negative evidence when considering both the reorganization on April 1, 2010 and the use of tax planning strategies. The tax planning strategies include transactions among certain businesses with historically strong earnings and the loss businesses as well as the sales of certain assets that could realize the excess of appreciated value over the tax basis of those assets. Sony believes that the tax planning strategies coupled with future earnings forecasts of the historically profitable entities would produce sufficient taxable income in the legal entities in the future to fully realize the deferred tax assets at March 31, 2010 (in the U.S., the U.K. and Japan), notwithstanding that some of the expected profitable businesses incurred losses in the fiscal year ended March 31, 2010, as a result of the dramatic changes in worldwide economic conditions, the strengthening of the yen, and restructuring actions undertaken by Sony. Accordingly, no valuation allowance has been recorded for these entities at March 31, 2010.

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2009	2010

Current assets — Deferred income taxes	189,703	197,598
Other assets — Deferred income taxes	359,050	403,537
Current liabilities — Other	(29,621)	(28,212)
Long-term liabilities — Deferred income taxes	(188,359)	(236,521)

Net deferred tax assets	330,773	336,402

At March 31, 2010, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 1,191,396 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2010 for such temporary differences can not be determined.

At March 31, 2010, Sony has operating loss carryforwards for tax purposes, the tax effect of which totaled 242,172 million yen, which will be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 40,367 million yen with no expiration period, substantially all of the total operating loss carryforwards expire at various periods between the fiscal years ended March 31, 2011 and 2017, and the remaining amounts expire in periods up to 20 years depending on the jurisdiction.

Tax credit carryforwards for tax purposes at March 31, 2010 amounted to 70,737 million yen. With the exception of 7,312 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 10 years.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2008	2009	2010

Balance at beginning of the fiscal year	223,857	282,098	276,627
Reductions for tax positions of prior years	(51,669)	(23,585)	(38,450)
Additions for tax positions of prior years	74,809	11,164	4,816
Additions based on tax positions related to the current year	73,940	68,848	10,873
Settlements	(9,344)	(13,267)	(5,921)
Lapse in statute of limitations	(1,969)	(921)	(1,506)
Foreign currency translation adjustments	(27,526)	(47,710)	(17,211)

Balance at end of the fiscal year	282,098	276,627	229,228

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	107,437	72,008	76,125

The major changes in the total gross amount of unrecognized tax benefit balances relate to the Bilateral Advance Pricing Agreements (“APAs”) filed for certain subsidiaries in the Consumer Products & Devices, Networked Products & Services and B2B & Disc Manufacturing segments with respect to their intercompany cross-border transactions. These APAs include agreements between Sony and two domestic or foreign taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Because these are government to government negotiations, it is reasonably possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

During the fiscal year ended March 31, 2008, Sony recorded 260 million yen of interest expense and reversed 204 million yen of penalties.

During the fiscal year ended March 31, 2009, Sony reversed 1,956 million yen of interest expense and 389 million yen of penalties. At March 31, 2009, Sony has recorded liabilities of 6,204 million yen and 3,103 million yen for the payments of interest and penalties, respectively.

During the fiscal year ended March 31, 2010, Sony recorded 4,707 million yen of interest expense and 1,565 million yen of penalties. At March 31, 2010, Sony had recorded liabilities of 10,911 million yen and 4,668 million yen for the payments of interest and penalties, respectively.

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

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2003 through 2009, and by the U.S. and other foreign taxing authorities for tax years from 1998 through 2009.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

22.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2008, 2009 and 2010 is as follows:

	Yen in millions
	Fiscal Year Ended March 31
	2008	2009	2010

Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	369,435	(98,938)	(40,802)

	Thousands of shares

Weighted-average shares outstanding	1,003,001	1,003,499	1,003,520
Effect of dilutive securities:
Warrants and stock acquisition rights	2,944	—	—
Convertible bonds	46,267	—	—

Weighted-average shares for diluted EPS computation	1,052,212	1,003,499	1,003,520

	Yen

Basic EPS	368.33	(98.59)	(40.66)

Diluted EPS	351.10	(98.59)	(40.66)

Potential shares of common stock upon the exercise of warrants and stock acquisition rights, which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2008, 2009 and 2010 were 9,542 thousand shares, 13,553 thousand shares and 17,600 thousand shares, respectively. The potential shares were excluded as anti-dilutive in the fiscal year ended March 31, 2008 as the exercise price for those shares was in excess of the average market value of Sony’s common stock during the fiscal year, and the potential shares were excluded as anti-dilutive for those fiscal years ended March 31, 2009 and 2010 due to Sony incurring a net loss attributable to its stockholders for those fiscal years.

23.	Variable interest entities

Sony has, from time to time, entered into various arrangements with variable interest entities (“VIEs”). These arrangements include facilities which provide for the leasing of certain property, the financing of film production, the U.S. based music publishing business, several joint ventures in the recorded music business and the outsourcing of manufacturing operations. For the VIEs that are described below, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony.

Sony leases the headquarters of its U.S. subsidiary from a VIE. In December 2008, Sony renewed its option under the lease agreement and extended the term of the lease until December 2015. At the end of the lease term, Sony has agreed to either renew the lease, purchase the building or remarket it to a third party on behalf of the owner. Under the lease, Sony has provided a minimum guarantee to the VIE that if the sales price is less than 255 million U.S. dollars, Sony is obligated to make up the lesser of the shortfall or 214 million U.S. dollars. As a result of the minimum guarantee, it was determined that Sony absorbs the majority of the expected losses and is therefore the primary beneficiary. Sony has not provided any additional support to the VIE other than its contractually obligated lease payments. Sony has the option to purchase the building at any time during the lease term for 255 million U.S. dollars. The debt held by the VIE is unsecured and there is no recourse to the creditors outside of Sony. The assets of the VIE are not available to settle the obligations of Sony. At March 31, 2010, the VIE had property, plant and equipment of 16,979 million yen and long-term debt of 23,725 million yen which were included in Sony’s balance sheet.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony’s U.S. based music publishing subsidiary is a joint venture with a third party investor and has been determined to be a VIE. The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits as well as any acquisition of music publishing rights made by the joint venture. In addition, the third party investor receives a guaranteed annual dividend of up to 11 million U.S. dollars through September 30, 2011. As a result of its obligation to provide funding to the joint venture, Sony absorbs the majority of the expected losses and is therefore the primary beneficiary of the VIE. The assets of the music publishing subsidiary are not available to settle the obligations of Sony. At March 31, 2010, the assets and liabilities of the VIE that were included in Sony’s balance sheet were as follows:

Yen in millions

Assets:
Cash and cash equivalents	5,166
Account receivables, net	223
Other current assets	26,643
Property, plant and equipment, net	968
Intangibles, net	67,292
Goodwill	14,266
Other non-current assets	9,283

Total assets	123,841

Liabilities:
Accounts payable and accrued expenses	40,527
Other current liabilities	6,577
Other non-current liabilities	1,088

Total liabilities	48,192

In connection with the December 2007 refinancing of the third party investor’s debt obligations, Sony has issued a guarantee to a creditor of the third party investor in which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the creditor against the obligation of the third party investor. The assets of the third party investor that are being used as collateral were placed in a separate trust which was established in December 2007. The trust is also a VIE in which Sony has had significant variable interests since establishment, but is not the primary beneficiary. The assets held by the trust consist of the third party investor’s 50% ownership interest in the music publishing subsidiary. At March 31, 2010, the fair value of the assets held by the trust exceeded 300 million U.S. dollars.

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs. As Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIE becomes profitable, it has been determined that Sony is the primary beneficiary of these VIEs. The assets of these VIEs are not available to settle the obligations of Sony. On an aggregate basis, the total assets and liabilities for these entities at March 31, 2010 were 14,507 million yen and 2,482 million yen, respectively.

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

A subsidiary in the Pictures segment entered into a joint venture agreement with a VIE to acquire the international distribution rights, as defined, to 12 pictures. The subsidiary is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees, each as defined. The VIE was

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

capitalized with total financing of 406 million U.S. dollars. Of this amount, 11 million U.S. dollars was contributed by the subsidiary, 95 million U.S. dollars was provided by unrelated third party investors and the remaining funding was provided through a 300 million U.S. dollar bank credit facility. Under the agreement, the subsidiary’s 11 million U.S. dollars equity investment is the last equity to be repaid. Based on the factors above, it was previously determined that the subsidiary was the primary beneficiary as it was projected to absorb the majority of the losses or residual returns. As of March 31, 2009, the bank credit facility had been terminated and the third party investors have been repaid their 95 million U.S. dollar investment. On May 11, 2009, the subsidiary repurchased from the VIE the international distribution rights to the 12 pictures and the VIE received a participation interest in these films on identical financial terms to those described above. As a result of repurchasing the international distribution rights from the VIE, Sony determined that the subsidiary is no longer the primary beneficiary as it is not projected to absorb the majority of the losses or residual returns of the VIE. No gain or loss was recognized by the subsidiary on the deconsolidation of the VIE. As of March 31, 2010, the subsidiary’s balance sheet includes 316 million yen of film costs related to the international distribution rights acquired from the VIE and 1,647 million yen of participation liabilities due to the VIE.

A subsidiary in the Pictures segment entered into two separate production/co-financing agreements with VIEs to co-finance 19 films that were released over the 31 months ended July 31, 2008. The subsidiary received 568 million U.S. dollars over the term of the agreements to fund the production or acquisition cost of films (including fees and expenses). Additionally, on January 19, 2007, the subsidiary entered into a third production/co-financing agreement with another VIE to co-finance a majority of the films to be submitted through March 2012. The subsidiary has received a commitment from the third VIE that it will fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). As of March 31, 2010, 14 films of the subsidiary have been released and approximately 392 million U.S. dollars have been funded by the third VIE. Under all three agreements, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIEs share in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. As the subsidiary did not make any equity investment in these three VIEs nor issue any guarantees with respect to the VIEs, the subsidiary does not absorb the majority of the losses or residual returns, and therefore does not qualify as the primary beneficiary for any of the VIEs. As of March 31, 2010, there are no amounts recorded on the subsidiary’s balance sheet that relate to any of the VIEs other than the investors’ earned but unpaid share of the films’ net profits, as defined.

In January 2010, Sony sold 90% of its interest in a Mexican subsidiary which primarily manufactured LCD televisions, as well as other assets including machinery and equipment of 4,520 million yen and inventory of 5,619 million yen, to a contract manufacturer. The continuing entity, which will perform this manufacturing going forward, was determined to be a VIE as it is thinly capitalized and dependent on funding from the parent entity. Sony was not considered to be the primary beneficiary as it is not expected to absorb the majority of the expected losses of the entity. In connection with the sale of Sony’s controlling interest in the subsidiary, Sony received 11,189 million yen and recorded a loss of 1,664 million yen during the fiscal year ended March 31, 2010. Concurrent with the sale, Sony entered into an agreement with the VIE and its parent company in which Sony agreed to purchase a significant share of the LCD televisions that Sony sells in certain markets, including the U.S. market. As of March 31, 2010, the amounts recorded on Sony’s balance sheet that relate to the VIE include accounts receivable-non trade of 6,991 million yen and accounts payable, trade of 30,263 million yen. Sony’s maximum exposure to losses is considered insignificant.

24.	Acquisitions

(1)	SONY BMG Acquisition

On October 1, 2008, Sony completed the acquisition of Bertelsmann AG’s 50% equity interest in SONY BMG, a global entertainment company engaged primarily in the development, production and distribution of recorded music, in all commercial formats and musical genres.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

SONY BMG was a 50/50 joint venture between Sony and Bertelsmann AG originally created in August 2004. Prior to this acquisition, Sony’s 50% equity interest was accounted for under the equity method of accounting through September 30, 2008. As a result of Sony’s acquisition of Bertelsmann AG’s 50% interest, SONY BMG, which has been renamed Sony Music Entertainment, became a wholly owned subsidiary of Sony and the results of SONY BMG were consolidated by Sony beginning October 1, 2008.

This acquisition allows Sony to achieve a deeper and more robust integration between the wide-ranging global assets of the recorded music company and Sony’s products, operating companies and affiliates. Ultimately, this acquisition is expected to further Sony’s goal of offering a total entertainment experience to consumers.

Bertelsmann AG’s 50% interest in SONY BMG was acquired for 97,424 million yen, consisting of cash consideration of 95,410 million yen and transaction costs of 2,014 million yen. The acquisition was funded through a 63,606 million yen cash payment from Sony and a 31,803 million yen cash payment from SONY BMG, which represented Sony’s share of SONY BMG’s cash balance. Bertelsmann AG received an additional 31,803 million yen in cash from SONY BMG for its share of SONY BMG’s cash balance, resulting in total cash receipts to Bertelsmann AG of 127,213 million yen.

As of October 1, 2008, Sony consolidated all of the assets and liabilities of SONY BMG. Sony’s 50% share of the assets and liabilities of SONY BMG were recorded at their historical carryover basis while the 50% share of the assets and liabilities acquired from Bertelsmann AG were recorded at fair value.

During the finalization of the purchase price adjustments, certain adjustments were made to the allocation of the purchase price for the acquired assets and liabilities of SONY BMG to reflect the changes in the value of certain assets and liabilities. These changes resulted in a 8,649 million yen decrease in the goodwill recognized from the acquisition of Bertelsmann AG’s 50% interest in SONY BMG. These adjustments were primarily reflected as an increase in deferred tax assets as a result of modifications to various pre-merger tax estimates as well as decreases in acquired liabilities as certain restructuring activities that were identified at the time of the acquisition will not be implemented.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table summarizes the preliminary values assigned to the assets and liabilities that were recorded for SONY BMG, including net assets at historical carryover basis, as well as the adjustments described above:

	Yen in millions
	Assets and
	liabilities	Acquired
	recorded at	assets and	Total
	the historical	liabilities	(as of		Total
	carryover	recorded at	October 1,		(after
	basis	fair value	2008)	Adjustments	adjustments)

Notes and accounts receivable, net	28,835	28,835	57,670		57,670
Capitalized artist advances — short-term	11,979	11,979	23,958		23,958
Other current assets	33,711	25,443	59,154	(531)	58,623
Capitalized artist advances — long-term	8,587	8,587	17,174		17,174
Intangibles, net	12,827	96,258	109,085		109,085
Goodwill	30,319	72,935	103,254	(8,649)	94,605
Other noncurrent assets	14,418	15,159	29,577	7,716	37,293

Total assets	140,676	259,196	399,872	(1,464)	398,408

Accrued royalties	66,151	66,044	132,195		132,195
Other current liabilities	60,744	64,879	125,623	(1,464)	124,159
Accrued pension and severance costs	11,661	11,767	23,428		23,428
Other noncurrent liabilities	8,057	19,082	27,139		27,139

Total liabilities	146,613	161,772	308,385	(1,464)	306,921

Net assets recorded for SONY BMG	(5,937)	97,424	91,487	—	91,487

No amounts were allocated to in-process research and development in this acquisition. Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with this acquisition is included in the Music segment. Prior to the acquisition, both Sony and Bertelsmann AG had provided certain services to SONY BMG including manufacturing and distribution services, the leasing of office space and the licensing of the Sony and Bertelsmann AG brands. It was determined that the acquisition of Bertelsmann AG’s interest did not result in a settlement gain or loss as a result of these pre-existing relationships.

The intangible assets are comprised of the following:

	Yen in millions			Years
	Intangibles	Acquired
	recorded at	intangibles
	the historical	recorded at		Weighted-average
	carryover basis	fair value	Total	amortization period

Intangibles subject to amortization, net
Music catalogs	10,283	77,706	87,989	25
Artist contracts	2,014	15,160	17,174	10
Other	530	3,392	3,922	5

Total intangibles	12,827	96,258	109,085	22

The results of operations for SONY BMG are included in the Music segment beginning October 1, 2008. The following unaudited supplemental pro forma financial information presents the combined results of operations of

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony and SONY BMG as though the acquisition had occurred as of the beginning of the years ended March 31, 2008 and 2009:

	Yen
	in millions,
	except per share data
	Fiscal Year Ended March 31
	2008	2009
	(Unaudited)

Net sales	8,629,416	7,266,265
Operating income (loss)	489,653	(234,724)
Net income (loss) attributable to Sony Corporation’s stockholders	372,623	(104,614)
Basic EPS	371.51	(104.25)
Diluted EPS	354.13	(104.25)

The unaudited supplemental pro forma financial information is based on estimates and assumptions, which Sony believes are reasonable and is not intended to represent or be indicative of what Sony’s consolidated net income (loss) attributable to Sony Corporation’s stockholders would have been had the acquisition been completed at the beginning of each of these periods and should not be taken as indicative of Sony’s future consolidated net income (loss) attributable to Sony Corporation’s stockholders. The unaudited supplemental pro forma financial information includes incremental intangible asset amortization, interest costs and other charges as a result of the acquisition, net of the related tax effects.

(2)	Other acquisitions

During the fiscal year ended March 31, 2009, Sony completed certain other acquisitions for total consideration of 95,458 million yen which was paid primarily in cash and included:

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

During the fiscal year ended March 31, 2010, Sony completed certain acquisitions for total consideration of 17,616 million yen which was paid primarily in cash of which 1,420 million yen was contingent consideration and subject to future change. As a result of the acquisitions, Sony recorded 13,425 million yen of goodwill and 3,708 million yen of intangible assets.

No significant amounts have been allocated to in-process research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates.

Pro forma results of operations have not been presented because the effects of Gracenote, 2waytraffic, and the other acquisitions, individually and in aggregate, were not material, as were the acquisitions in the fiscal years ended March 31, 2008.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

25.	Collaborative arrangements

Sony has entered into collaborative arrangements, through a subsidiary in the Pictures segment, with one or more active participants to jointly finance, produce and/or distribute motion picture or television product under which both the subsidiary and the other active participants share in the risks and rewards of ownership. These arrangements are referred to as co-production and distribution arrangements.

Sony typically records an asset for only the portion of the motion picture or television product it owns and finances. Sony and the other participants typically distribute the product in different media or markets. Revenues earned and expenses incurred for the media or markets in which Sony distributes the product are typically recorded on a gross basis. Sony typically does not record revenues earned and expenses incurred when the other participants distribute the product. Sony and the other participants typically share in the profits from the distribution of the product in all media or markets. For motion picture product, if Sony is a net receiver of (1) Sony’s share of the profits from the media or markets distributed by the other participant less (2) the other participants’ share of the profits from the media or markets distributed by Sony then the net amount is recorded as net sales. If Sony is a net payer then the net amount is recorded in cost of sales. For television product, Sony records its share of the profits from the media or markets distributed by the other participants as sales, and the other participants’ share of the profits from the media or markets distributed by Sony as cost of sales.

For the years ended March 31, 2008, 2009 and 2010, 4,353 million yen, 4,414 million yen and 4,687 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants and 7,510 million yen, 4,600 million yen and 9,936 million yen, respectively, were recorded as net sales for amounts due from the other participants in these collaborative arrangements.

26.	Commitments and contingent liabilities

(1)	Commitments:

A.	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2010, the total unused portion of the line of credit extended under these contracts was 176,591 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B.	Purchase commitments and other

Purchase commitments and other outstanding at March 31, 2010 amounted to 305,089 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2010, such commitments outstanding were 33,008 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within 5 years. As of March 31, 2010, these subsidiaries were committed to make payments under such contracts of 130,021 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly within 5 years. As of March 31, 2010, these subsidiaries were committed to make payments of 44,443 million yen under such long-term contracts.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

Fiscal Year Ending March 31	Yen in millions

2011	133,681
2012	50,490
2013	34,768
2014	29,493
2015	23,509
Later years	33,148

Total	305,089

(2)	Contingent liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 82,376 million yen at March 31, 2010. The major components of the contingent liabilities are as follows:

As discussed in Note 23, Sony has issued a guarantee to a creditor of the third party investor pursuant to which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the third party creditor against the obligation of the third party investor. At March 31, 2010, the fair value of the collateral exceeded 300 million U.S. dollars.

During the fiscal year ended March 31, 2010, Sony agreed to guarantee a portion of Sony Ericsson’s debt and its facilities up to a maximum of 250 million euros. At March 31, 2010, Sony has guaranteed 18,738 million yen (150 million euros) for a portion of Sony Ericsson’s debt under this arrangement. These guarantees expire by March 2012.

Sony is subject to laws and regulations in various countries that make producers of electrical goods financially responsible for collection, recycling, treatment and disposal of past and future covered products. For example, the Waste Electrical and Electronic Equipment (“WEEE”) directive, issued in February 2003, requires electronics producers to finance the cost for collection, treatment, recovery and safe disposal of waste products. In most member states of the European Union (“EU”), the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE. As of the fiscal year ended March 31, 2010, the accrued amounts in respect to the above mentioned WEEE are not significant.

Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings. However, based upon the information currently available to Sony and its legal counsel, the management of Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

The changes in product warranty liability for the fiscal years ended March 31, 2008, 2009 and 2010 are as follows:

	Yen in millions
	Fiscal Year Ended March 31
	2008	2009	2010

Balance at beginning of the fiscal year	55,304	59,748	57,922
Additional liabilities for warranties	66,723	60,845	46,686
Settlements (in cash or in kind)	(58,365)	(54,498)	(45,218)
Changes in estimate for pre-existing warranty reserve	(63)	(2,042)	(7,649)
Translation adjustment	(3,851)	(6,131)	(885)

Balance at end of the fiscal year	59,748	57,922	50,856

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

27.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Sony’s CODM is its Chairman, Chief Executive Officer and President. The CODM does not evaluate segments using discrete asset information.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ended March 31, 2010 to reflect Sony’s reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices, Networked Products & Services and B2B & Disc Manufacturing segments. Additionally, Music is a new segment effective from the first quarter of the fiscal year ended March 31, 2010. In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

The Consumer Products & Devices segment includes products such as televisions, digital imaging, audio and video, semiconductors and components. The equity results of S-LCD are also included within the Consumer Products & Devices segment. The Networked Products & Services segment includes Game as well as PC and Other Networked Businesses. The B2B & Disc Manufacturing segment is comprised of the B2B business, including broadcast and professional-use products, as well as the Blu-ray Disctm, DVD and CD disc manufacturing business. The Pictures segment develops, produces and manufactures image-based software, including motion picture, home entertainment and television products mainly in the U.S., and markets, distributes and broadcasts in the worldwide market. The Music segment includes SME, SMEJ and a 50% owned U.S. based joint-venture in the music publishing business, Sony/ATV Music Publishing LLC. For the fiscal years ended March 31, 2008 and 2009, the Music segment’s operating income includes the equity results for SONY BMG through September 30, 2008. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and a bank business in Japan. The equity earnings from Sony Ericsson are presented as a separate segment and were previously included in the Electronics segment. All Other consists of various operating activities, including a mobile phone OEM business in Japan and So-net, an Internet-related service business subsidiary operating mainly in Japan. Sony’s products and services are generally unique to a single operating segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sales and operating revenue:

	Yen in millions
	Fiscal Year Ended March 31
	2008	2009	2010

Sales and operating revenue:
Consumer Products & Devices —
Customers	4,238,547	3,597,233	2,921,403
Intersegment	675,406	434,250	306,309

Total	4,913,953	4,031,483	3,227,712
Networked Products & Services —
Customers	2,042,560	1,684,758	1,511,615
Intersegment	78,132	70,885	64,232

Total	2,120,692	1,755,643	1,575,847
B2B & Disc Manufacturing —
Customers	536,945	464,321	404,114
Intersegment	77,994	95,672	100,119

Total	614,939	559,993	504,233
Pictures —
Customers	855,482	717,513	705,237
Intersegment	2,452	—	—

Total	857,934	717,513	705,237
Music —
Customers	204,818	363,074	511,097
Intersegment	23,849	23,979	11,519

Total	228,667	387,053	522,616
Financial Services —
Customers	553,216	523,307	838,300
Intersegment	27,905	14,899	13,096

Total	581,121	538,206	851,396
All Other —
Customers	359,468	318,422	261,851
Intersegment	—	—	—

Total	359,468	318,422	261,851
Corporate and elimination	(805,360)	(578,320)	(434,894)

Consolidated total	8,871,414	7,729,993	7,213,998

Consumer Products & Devices intersegment amounts primarily consist of transactions with the Networked Products & Services segment.

Networked Products & Services intersegment amounts primarily consist of transactions with the Consumer Products & Devices segment.

B2B & Disc Manufacturing intersegment amounts primarily consist of transactions with the Networked Products & Services, Pictures and Music segments.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Corporate and elimination includes certain royalty income of brand and patent.

Segment profit or loss:

	Yen in millions
	Fiscal Year Ended March 31
	2008	2009	2010

Operating income (loss):
Consumer Products & Devices	230,098	(115,078)	(46,475)
Networked Products & Services	(77,620)	(87,428)	(83,077)
B2B & Disc Manufacturing	64,540	6,480	(7,216)
Pictures	58,524	29,916	42,814
Music	35,063	27,843	36,513
Financial Services	22,633	(31,157)	162,492
Equity in net income (loss) of Sony Ericsson	79,481	(30,255)	(34,514)
All Other	10,312	(4,241)	(4,807)

Total	423,031	(203,920)	65,730
Corporate and elimination	52,268	(23,863)	(33,958)

Consolidated operating income (loss)	475,299	(227,783)	31,772
Other income	149,447	98,825	43,834
Other expenses	(57,612)	(45,997)	(48,694)

Consolidated income (loss) before income taxes	567,134	(174,955)	26,912

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments. During the fiscal year ended March 31, 2008, Sony sold portions of the site of its former headquarters and recorded gains of 60,683 million yen in Corporate.

As a result of a modification of internal management reporting during the fiscal year ended March 31, 2010, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income (loss) for all periods presented. The revision had no impact on the consolidated results.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other significant items:

	Yen in millions
	Fiscal Year Ended March 31
	2008	2009	2010

Equity in net income (loss) of affiliated companies:
Consumer Products & Devices	9,212	6,909	390
Networked Products & Services	(41)	—	—
B2B & Disc Manufacturing	(2,825)	(2,998)	(883)
Pictures	4,513	7,991	4,347
Music	10,184	(6,029)	(80)
Financial Services	—	(1,796)	(1,345)
Sony Ericsson	79,481	(30,255)	(34,514)
All Other	293	1,069	1,850

Consolidated total	100,817	(25,109)	(30,235)

Depreciation and amortization:
Consumer Products & Devices	260,504	230,177	198,354
Networked Products & Services	20,455	21,651	23,662
B2B & Disc Manufacturing	34,877	37,555	39,250
Pictures	8,633	7,904	8,427
Music	6,841	9,756	13,427
Financial Services, including deferred insurance acquisition costs	65,268	67,714	56,531
All Other	4,667	3,182	3,016

Total	401,245	377,939	342,667
Corporate	26,765	27,504	28,337

Consolidated total	428,010	405,443	371,004

The following table includes a breakdown of sales and operating revenue to external customers by product category in the Consumer Products & Devices and Networked Products & Services segments. The Consumer Products & Devices and Networked Products & Services segments are each managed as a single operating segment by Sony’s management.

	Yen in millions
	Fiscal Year Ended March 31
	2008	2009	2010

Sales and operating revenue
Consumer Products & Devices
Televisions	1,357,116	1,275,692	1,005,773
Digital Imaging	1,113,407	863,837	679,225
Audio and Video	644,475	555,706	469,606
Semiconductors	321,032	267,167	277,885
Components	788,004	623,931	479,145
Other	14,513	10,900	9,769

Total	4,238,547	3,597,233	2,921,403

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal Year Ended March 31
	2008	2009	2010

Networked Products & Services
Game	1,219,004	984,855	840,711
PC and Other Networked Businesses	823,556	699,903	670,904

Total	2,042,560	1,684,758	1,511,615
B2B & Disc Manufacturing	536,945	464,321	404,114
Pictures	855,482	717,513	705,237
Music	204,818	363,074	511,097
Financial Services	553,216	523,307	838,300
All Other	359,468	318,422	261,851
Corporate	80,378	61,365	60,381

Consolidated total	8,871,414	7,729,993	7,213,998

Geographic information:

Sales and operating revenue to external customers which are attributed to countries based on location of customers for the fiscal years ended March 31, 2008, 2009 and 2010 and long-lived assets as of March 31, 2009 and 2010 are as follows:

	Yen in millions
	Fiscal Year Ended March 31
	2008	2009	2010

Sales and operating revenue
Japan	2,056,374	1,873,219	2,099,297
U.S.A.	2,221,862	1,827,812	1,595,016
Europe	2,328,233	1,987,692	1,644,698
Other	2,264,945	2,041,270	1,874,987

Total	8,871,414	7,729,993	7,213,998

	Yen in millions
	March 31
	2009	2010

Long-lived assets:
Japan	1,376,271	1,254,663
U.S.A.	797,300	750,436
Europe	211,149	194,717
Other	194,500	171,905

Total	2,579,220	2,371,721

There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate arms-length transactions.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2008, 2009 and 2010.

28.	Supplemental geographic information

The following information shows sales and operating revenue and operating income (loss) by geographic origin for the fiscal years ended March 31, 2008, 2009 and 2010. In addition to the business segment information disclosed in Note 27, Sony discloses this supplemental information in accordance with disclosure requirements of the Financial Instruments and Exchange Act of Japan, to which Sony Corporation, as a Japanese public company, is subject.

As a result of a modification of internal management reporting during the fiscal year ended March 31, 2010, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income (loss) for all periods presented. The revision had no impact on the consolidated results.

	Yen in millions
	Fiscal Year Ended March 31
	2008	2009	2010

Sales and operating revenue:
Japan —
Customers	2,085,138	1,888,986	2,074,556
Intersegment	4,692,149	3,867,328	2,961,652

Total	6,777,287	5,756,314	5,036,208
U.S.A. —
Customers	2,528,435	2,127,929	1,932,880
Intersegment	381,222	332,784	324,005

Total	2,909,657	2,460,713	2,256,885
Europe —
Customers	2,168,025	1,842,662	1,502,293
Intersegment	70,511	67,570	94,597

Total	2,238,536	1,910,232	1,596,890
Other —
Customers	2,009,438	1,809,051	1,643,888
Intersegment	1,962,997	1,727,945	1,562,695

Total	3,972,435	3,536,996	3,206,583
Corporate and elimination	(7,026,501)	(5,934,262)	(4,882,568)

Consolidated total	8,871,414	7,729,993	7,213,998

Operating income (loss):
Japan	279,752	(57,576)	64,908
U.S.A.	(40,257)	(109,531)	(39,794)
Europe	57,126	(88,121)	(79,482)
Other	120,095	49,902	121,497
Corporate and elimination	58,583	(22,457)	(35,357)

Consolidated total	475,299	(227,783)	31,772

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
		Additions
	Balance	charged to			Balance
	at beginning	costs and	Deductions	Other	at end
	of period	expenses	(Note 1)	(Note 2)	of period

Fiscal Year Ended March 31, 2008:
Allowance for doubtful accounts and sales returns	120,675	62,954	(78,755)	(11,539)	93,335

Fiscal Year Ended March 31, 2009:
Allowance for doubtful accounts and sales returns	93,335	80,064	(55,291)	(7,725)	110,383

Fiscal Year Ended March 31, 2010:
Allowance for doubtful accounts and sales returns	110,383	59,987	(61,577)	(4,318)	104,475

Notes:

1. Amounts written off.

2. Translation adjustment.

	Balance				Balance
	at beginning			Other	at end
	of period	Additions	Deductions	(Note 1)	of period

Fiscal Year Ended March 31, 2008:
Valuation allowance - Deferred tax assets	153,824	14,657	(69,042)	(3,432)	96,007

Fiscal Year Ended March 31, 2009:
Valuation allowance - Deferred tax assets	96,007	40,594	(11,846)	(7,551)	117,204

Fiscal Year Ended March 31, 2010:
Valuation allowance - Deferred tax assets	117,204	42,913	(40,210)	(2,421)	117,486

Note:

1. Translation adjustment.

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Financial Statements of Sony Ericsson Mobile Communications AB

[THIS PAGE INTENTIONALLY LEFT BLANK]

SONY ERICSSON MOBILE COMMUNICATIONS

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Income Statement
January 1 - December 31, TEUR

	Notes	2009	2008	2007

Net sales		6,788,152	11,243,840	12,915,573

Cost of sales		(5,781,797)	(8,749,816)	(8,957,500)

GROSS PROFIT		1,006,355	2,494,024	3,958,073

Selling expenses		(608,447)	(894,808)	(914,257)
General and Administration expenses	C24	(355,603)	(354,139)	(345,300)
Research and Development expenses		(1,107,689)	(1,379,031)	(1,172,566)
Other operating revenues	C3	48,053	44,074	33,655
Other operating expenses	C3	(523)	(548)	(631)
Share in earnings of joint venture	C7	—	(22,649)	(15,398)

OPERATING INCOME	C5,C6,C15,C16,C22,C23,C26	(1,017,854)	(113,077)	1,543,576

Interest income		21,324	101,494	62,210
Interest expense		(46,146)	(71,162)	(31,861)

NET INCOME BEFORE TAXES		(1,042,676)	(82,745)	1,573,925

Income taxes for the year	C4	235,569	31,138	(423,483)

Minority interest		(28,720)	(21,283)	(36,250)

NET INCOME		(835,827)	(72,890)	1,114,192

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Balance Sheet
December 31, TEUR

	Notes	2009	2008

ASSETS
Fixed assets
Intangible assets	C5	16,607	31,379
Tangible assets	C6	149,675	209,147
Financial assets
Equity in joint venture	C7	—	—
Securities held as fixed assets	C7	—	—
Other non-current assets	C8	610,821	348,608

Total fixed and financial assets		777,103	589,134

Current assets
Inventories	C9	358,141	530,664
Accounts receivable	C10	832,073	1,629,435
Other current assets	C11	379,676	584,938
Other short-term cash investments	C12	524,235	707,031
Cash and bank		388,884	417,846

Total current assets		2,483,009	3,869,914

Total assets		3,260,112	4,459,048

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	C13
Restricted equity
Share capital		100,000	100,000
Restricted reserves		442,576	445,361

Total restricted equity		542,576	545,361

Unrestricted equity
Non-restricted reserves		674,291	744,477
Net income for the year		(835,827)	(72,890)

Total unrestricted equity		(161,536)	671,587

Total equity		381,040	1,216,948

Minority interest		47,364	57,435
Provisions	C14	628,113	587,601
LIABILITIES
Long-term liabilities
Post-employment benefits	C16	24,104	25,369
Other long-term liabilities	C17	5,940	3,710

Total long-term liabilities		30,044	29,079

Current liabilities
Liabilities to financial institutions	C27	258,273	53,280
Advances from customers		2,225	2,380
Accounts payable		851,913	989,517
Income tax liabilities		19,103	32,270
Other current liabilities	C18	1,042,037	1,490,538

Total current liabilities		2,173,551	2,567,985

Total shareholders’ equity and liabilities		3,260,112	4,459,048

Assets pledged as collateral	C19	35,264	23
Contingent liabilities	C20	3,229	3,711

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Cash Flow
January 1 - December 31, TEUR

	Notes	2009	2008	2007

OPERATING ACTIVITIES
Net income		(835,827)	(72,890)	1,114,192
Depreciation		105,760	117,687	113,881
Adjustment to reconcile net income to cash	C21	(217,828)	18,928	(285,063)

		(947,895)	63,725	943,010
Change in inventories		171,563	(93,186)	(15)
Change in accounts receivable		812,827	240,778	(217,459)
Change in other receivables		226,105	(233,863)	(54,687)
Change in accounts payable		(133,490)	(273,593)	(13,370)
Change in other liabilities		(456,846)	26,721	296,873

Cash flow from operating activities		(327,736)	(269,418)	954,352

INVESTING ACTIVITIES
Investments in intangible assets		(4,247)	(9,964)	(20,658)
Sales of intangible assets		164	2,607	982
Investments in tangible assets		(54,379)	(126,583)	(144,912)
Sales of tangible assets		6,975	5,391	3,869
Net investments in joint venture		—	(9,428)	(28,758)
Sales of other financial assets		—	111,532	—
Change/Amortization in temporary investments		(35,000)	—	—

Cash flow from investing activities		(86,487)	(26,445)	(189,477)

FINANCING ACTIVITIES
Borrowing		260,428	53,271	—
Repayment of debt		(53,919)	—	—
Dividend to minority		(35,603)	(37,117)	(14,949)
Dividend paid		—	(770,000)	(848,000)

Cash flow from financing activities		170,906	(753,846)	(862,949)

Net change in cash		(243,317)	(1,049,708)	(98,074)
Cash, beginning of period		1,124,877	2,155,236	2,272,698
Translation difference in Cash		(3,441)	19,349	(19,388)

Cash, end of period		878,119	1,124,877	2,155,236

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

Figures in parentheses in the disclosures refer to 2008.

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

Revenue recognition

Sales revenue is recorded upon the delivery of products according to contractual terms and represents amounts realized, excluding value-added tax, and is net of goods expected to be returned, trade discounts and allowances. Sales revenue is recognized with reference to all significant contractual terms when the product has been delivered, when the revenue amount is fixed or determinable and when collection is reasonably assured.

Accruals for sales bonuses and similar items such as quarterly and yearly bonuses, quality bonus, co-op advertising and stock protection are shown as deductions from gross sales to arrive at net sales.

For product and equipment sales, revenue recognition generally does not occur until the products or equipment have been shipped, risk of loss has transferred to the customer, and objective evidence exists that customer acceptance provisions, if any, have been met. The Company records revenue when allowances for discounts, price protection, returns and customer incentives can be reliably estimated. Recorded revenues are reduced by these allowances. The Company bases its estimates on historical experience taking into consideration the type of products sold, the type of customer, and the type of transaction specific in each arrangement.

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

SONY ERICSSON MOBILE COMMUNICATIONS

Hedge accounting

The Group applies hedge accounting, by electing the fair value option in accordance with the Swedish Annual Accounts Act 4:14, for financial instruments intended to hedge foreign currency exposures having a future impact on results.

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

Intangible and tangible fixed assets

Intangible and tangible fixed assets are stated at cost less accumulated depreciation and impairment losses as well as write-ups. Annual depreciation is reported as plan depreciation, generally using the straight line method with estimated useful lives ranging from 3 years up to 10 years for machinery and equipment. Intangible assets are amortized over a period ranging from 3 years up to 5 years or based on the contract’s economic reality. Land improvements are amortized in 20 years. The costs of computer software developed or obtained for internal use are capitalized as intangible assets when technological feasibility has been established and when future economic benefits can be demonstrated.

Tooling

Tooling owned by Sony Ericsson but used in its manufacturing partners operations is capitalized and amortized over its useful life.

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

Impairment test of assets

Impairment tests are performed whenever there is an indication of possible impairment. An impairment loss is determined based on the amount by which the carrying value exceeds the fair value of those assets.

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

Sony Ericsson has not identified any material financial leases for the reported periods.

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

Receivables

Receivables with maturities greater than 12 months after balance sheet date are reported as non-current assets, and other receivables as current assets. Receivables are reported in the amounts at which they are expected to be received, on the basis of individual assessment.

Accounts Receivable

Accounts receivable are reported as current assets in the amounts at which they are expected to be received net of individual bad debt assessment.

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

SONY ERICSSON MOBILE COMMUNICATIONS

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

The principle used for defined benefit plans is only effective in the consolidated financial statements. Part of the pension plans in Sweden is secured through an insurance solution with the insurance company Alecta. According to a statement issued by the Swedish Financial Reporting Board (UFR 3), this constitutes a multi-employer plan. It has not been possible, however, for Sony Ericsson to get sufficient information to account for the plan as a defined benefit plan. The plan has therefore been accounted for as a defined contribution plan.

Contingent liabilities

The Group record contingent liabilities when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity. Contingent liabilities are also reported when there is a present obligation

SONY ERICSSON MOBILE COMMUNICATIONS

that arises from past events but is not recognized, because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or the amount of the obligation cannot be measured with sufficient reliability.

Statement of Cash Flow

Foreign subsidiaries’ transactions are translated at the average exchange rate during the period. Subsidiaries purchased and/or sold, net of cash acquired/sold, are reported as cash flow from investment activities and do not affect reported cash flow from operations. Cash and cash equivalents consist of cash and bank and short-term cash investments with a maturity less than three months. Bank deposits with an initial maturity over three months are not included in cash and cash equivalents. The statement of Cash Flow for 2007, 2008 and 2009 complies with International Accounting Standards (IAS) No. 7.

Related party transactions

Transactions and balances related to Sony and Ericsson are classified as external items.

Disposition of earnings

Each year the Board of Directors assesses the parent company and the group’s results and financial position in order to determine the appropriate disposition of earnings. This disposition, including any payment of dividends, is based on a number of factors including: the latest profit and loss account, the parent company’s equity, the parent company’s and the group’s cash flows, the equity ratio and liquidity of the parent company and the group after the proposed dividend in relation to the industry standards in which the parent company and the group conducts its business, and both the parent company’s and the group’s ability to fulfill both their short and long-term obligations. The Board of Directors resolved that the accumulated deficit, EUR -270,447,195, whereof Net loss for the year EUR -750,534,044 was carried forward.

C2.  Net sales by market area

	2009	2008	2007

Europe, Middle East & Africa	3,744,278	5,965,838	7,293,316
Americas	849,577	2,565,969	2,072,408
Asia Pacific	2,194,297	2,712,033	3,549,849

Total	6,788,152	11,243,840	12,915,573

C3.  Other operating revenues and other operating expenses

	2009	2008	2007

Other operating revenues
Gains on sales of intangible and tangible assets	146	548	3,434
Gains on sales of financial assets	—	19,621	—
Commissions, license fees and other operating revenues	47,907	23,905	30,221

Total other operating revenues	48,053	44,074	33,655
Other operating expenses
Losses on sales of intangible and tangible assets	(523)	(548)	(631)

Total other operating expenses	(523)	(548)	(631)

Gains on sales of financial assets refer to sale of shares in Symbian Software Ltd during 2008.

SONY ERICSSON MOBILE COMMUNICATIONS

C4.  Taxes

Income statement

The following items are included in income taxes for the year:

	2009	2008	2007

Current income taxes for the period	(32,075)	(82,275)	(462,064)
Deferred tax income/(-expense) related to temporary differences and tax loss carry forwards	267,645	113,413	38,720
Share of taxes in joint venture	—	—	(139)

Income taxes for the period	235,569	31,138	(423,483)

A reconciliation between actual tax income (-expense) for the year and the theoretical tax income (-expense) that would arise when applying statutory tax rate in Sweden, 26.3 percent (28 percent in 2007, 2008) on income before taxes is shown in the table:

	2009	2008	2007

Income before taxes	(1,042,676)	(82,745)	1,573,925
Tax rate in Sweden, 26.3% (28% in 2007, 2008)	273,653	23,169	(440,771)
Effect of foreign tax rates	(8,938)	1,993	7,884
Current income taxes related to prior years	(7,640)	9,321	(4,942)
Tax effect of expenses that are non deductible for tax purpose	(16,942)	(21,684)	(6,011)
Tax effect of income that are non-taxable for tax purpose	3,619	12,319	13,667
Tax effect of changes in tax rates	(7,923)	162	3,112
Change in valuation allowance	(260)	5,858	3,578

Income taxes for the year	235,569	31,138	(423,483)

Balance sheet

Tax effect of temporary differences has resulted in deferred tax assets as follows:

	2009	2008

Deferred tax assets	573,251	298,101

Deferred tax assets relate to temporary differences due to certain provisions such as warranty and scrap liabilities and tax losses carry forwards. Deferred tax assets are amounts recognized in countries where we expect to be able to generate corresponding taxable income in the future to benefit from tax reductions.

SONY ERICSSON MOBILE COMMUNICATIONS

C5.  Intangible assets

	Licenses, software
	trademarks and
2009	similar rights	Patents	Total

Accumulated acquisition costs
Opening balance January 1, 2009	132,133	3,978	136,111
Acquisitions	4,247	—	4,247
Sales/disposals	(3,978)	—	(3,978)
Translation difference for the year	(1,423)	—	(1,423)

Closing balance December 31, 2009	130,979	3,978	134,957

Accumulated depreciation
Opening balance January 1, 2009	(101,739)	(2,993)	(104,732)
Depreciation	(17,619)	(985)	(18,604)
Sales/disposals	3,814	—	3,814
Translation difference for the year	1,172	—	1,172

Closing balance December 31, 2009	(114,372)	(3,978)	(118,350)
Net carrying value	16,607	—	16,607

	Licenses, software
	trademarks and
2008	similar rights	Patents	Total

Accumulated acquisition costs
Opening balance January 1, 2008	117,843	3,978	121,821
Acquisitions	9,964	—	9,964
Sales/disposals	(4,507)	—	(4,507)
Translation difference for the year	8,833	—	8,833

Closing balance December 31, 2008	132,133	3,978	136,111

Accumulated depreciation
Opening balance January 1, 2008	(73,503)	(1,667)	(75,170)
Depreciation	(23,655)	(1,326)	(24,981)
Sales/disposals	1,900	—	1,900
Translation difference for the year	(6,481)	—	(6,481)

Closing balance December 31, 2008	(101,739)	(2,993)	(104,732)
Net carrying value	30,394	985	31,379

SONY ERICSSON MOBILE COMMUNICATIONS

C6.  Tangible assets

	Land and		Other
2009	buildings	Machinery	equipment	Total

Accumulated acquisition costs
Opening balance January 1, 2009	55,616	145,550	384,764	585,930
Acquisitions	2,780	10,910	40,689	54,379
Sales/disposals	(3,799)	(3,550)	(18,728)	(26,077)
Translation difference for the year	(686)	(3,154)	(7,094)	(10,934)

Closing balance December 31, 2009	53,911	149,756	399,631	603,298

Accumulated depreciation
Opening balance January 1	(11,358)	(74,740)	(284,763)	(370,861)
Depreciation	(5,057)	(23,288)	(58,811)	(87,156)
Sales/disposals	1,905	1,507	14,574	17,986
Translation difference for the year	220	2,126	6,171	8,517

Closing balance December 31, 2009	(14,290)	(94,395)	(322,829)	(431,514)

Accumulated revaluations
Opening balance January 1, 2009	—	(5,177)	(745)	(5,922)
Write down	(10,434)	(4,005)	(2,937)	(17,376)
Sales/disposal	—	244	565	809
Translation difference for the year	295	92	(7)	380

Closing balance December 31	(10,139)	(8,846)	(3,124)	(22,109)
Net carrying value	29,482	46,515	73,678	149,675

	Land and		Other
2008	buildings	Machinery	equipment	Total

Accumulated acquisition costs
Opening balance January 1, 2008	32,473	99,988	287,616	420,077
Acquisitions	19,596	38,277	68,710	126,583
Sales/disposals	—	(5,802)	(12,537)	(18,339)
Translation difference for the year	3,547	13,087	40,975	57,609

Closing balance December 31, 2008	55,616	145,550	384,764	585,930

Accumulated depreciation
Opening balance January 1, 2008	(7,156)	(50,232)	(192,694)	(250,082)
Depreciation	(3,511)	(21,822)	(67,373)	(92,706)
Sales/disposals	—	4,235	8,713	12,948
Translation difference for the year	(691)	(6,921)	(33,409)	(41,021)

Closing balance December 31, 2008	(11,358)	(74,740)	(284,763)	(370,861)

Accumulated revaluations
Opening balance January 1	—	(151)	(8)	(159)
Write down	—	(4,802)	(695)	(5,497)
Translation difference for the year	—	(224)	(42)	(266)

Closing balance December 31, 2008	—	(5,177)	(745)	(5,922)
Net carrying value	44,258	65,633	99,256	209,147

SONY ERICSSON MOBILE COMMUNICATIONS

C7.  Financial assets

Capital share in joint venture U.I. Holding B.V.

	2009	2008

Opening balance January 1	—	13,221
Capital injection	—	9,428
Write down of capital share in joint venture	—	(22,649)

Closing balance December 31	—	—

Other financial assets

	2009	2008

Opening balance January 1	—	91,912
Sales	—	(91,912)

Closing balance December 31	—	—

The investment is related to Symbian Software Ltd and has been sold during 2008 with a gain of 19,621 TEUR.

C8.  Other non-current assets

	2009	2008

Deferred tax assets	573,251	298,101
Other non-current assets	37,570	50,507

Total	610,821	348,608

419,546 TEUR (137,478 TEUR in 2008) of the deferred tax assets refers to tax loss carry forwards and has been tested against forecasted earning capacity, which is based on the assumption that there will be a turnaround of the business. There is no time limit for utilizing losses amounting to 402,801 TEUR, whereof 377,467 TEUR is related to Sweden. The main part of other non-current assets is prepaid licenses.

C9.  Inventory

	2009	2008

Raw material and manufacturing work in process	225,457	304,768
Finished products and goods for resale	132,684	225,896

Inventories, net	358,141	530,664

Reported amounts are net of obsolescence reserves by TEUR 35,838 (TEUR 35,631 in 2008).

C10.  Accounts receivable

	2009	2008

Commercial receivables	865,572	1,647,280
Provision for doubtful debts	(33,499)	(17,845)

Total	832,073	1,629,435

Provisions for doubtful debts have been estimated based on commercial risk evaluations and existing credit insurance agreements have been considered.

SONY ERICSSON MOBILE COMMUNICATIONS

C11.  Other current assets

	2009	2008

Prepaid expenses	52,695	77,555
Current tax assets	55,197	34,740
Prepaid tooling	16,683	37,848
Other receivables	255,101	434,795

Total	379,676	584,938

C12.  Short-term cash investments

	2009	2008

Net book value	524,235	707,031
Market value	524,235	707,031

Short-term cash investments are held in money-market funds and in bank deposits. A bank deposit of 35 MEUR, used as cash-collateral, is not included in cash equivalents.

C13.  Shareholders’ equity

			Non-
			restricted
			reserves and	Total
	Share	Restricted	net profit/loss	shareholders’
	capital	reserves	for the year	equity

Shareholder’s equity December 31, 2007	100,000	424,163	1,501,794	2,025,957
Changes in cumulative translation adjustments	—	20,844	5,631	26,475
Fair value reserve	—	—	7,406	7,406
Transfer between non-restricted and restricted reserves	—	354	(354)	—
Net income for the year	—	—	(72,890)	(72,890)
Dividend	—	—	(770,000)	(770,000)

Shareholder’s equity December 31, 2008	100,000	445,361	671,587	1,216,948
Changes in cumulative translation adjustments		(2,821)	1,686	(1,135)
Fair value reserve	—	—	1,054	1,054
Transfer between non-restricted and restricted reserves	—	36	(36)	—
Net income for the year	—	—	(835,827)	(835,827)
Dividend	—	—	—	—

Shareholder’s equity December 31, 2009	100,000	442,576	(161,536)	381,040

Share capital consists of 100,000,200 shares at a quota value of EUR 1 per share.

Cumulative translation adjustments have been distributed among unrestricted and restricted stockholder’s equity. The fair value reserve is related to the effective portion of changes in the fair value of hedging instruments that is recognized in equity. Amounts accumulated in equity are recycled in the income statement in the periods in which the hedged item affects profit or loss, for example, when the forecasted sale which is hedged takes place. The closing balance for fair value reserve after taxes is TEUR 3,966 and is part of non-restricted reserves.

The transfer between non-restricted and restricted reserves is in accordance with the proposals of the respective companies’ boards of directors. In evaluating the consolidated financial position, it should be noted that earnings in foreign companies may be subject to taxation when transferred to Sweden and, in some instances, such transfer of earnings may be limited by currency restrictions.

SONY ERICSSON MOBILE COMMUNICATIONS

C14.  Provisions

	2009	2008

Warranty commitments	390,090	432,385
Restructuring expenses	176,814	133,231
Other provisions	61,209	21,985

Total	628,113	587,601

Warranty commitments include provisions for faulty products based on estimated return rates and costs. The best estimate is based on sales, contractual warranty periods and historical failure data of products sold.

C15.  Restructuring costs

	2009	2008

Cost of sales	(39,285)	(74,986)
Selling expenses	(16,198)	(15,951)
Administration expenses	(24,890)	(12,582)
Research and development expenses	(83,903)	(62,349)
Results from shares in Joint venture	—	(8,664)

Total	(164,276)	(174,532)
where of;
Write down of assets	(26,325)	(23,575)
Redundance expenses	(87,947)	(60,532)
Rental agreements	(16,933)	(15,998)
Other	(33,071)	(74,427)

Total	(164,276)	(174,532)

The restructuring costs are related to cost saving programmes announced and launched during 2008 and 2009.

C16.  Post-employment benefits

Sony Ericsson participates in local pension plans in countries in which we operate. There are principally two types of pension plans:

•	Defined contribution plans, where the Company’s only obligation is to pay fixed pension premiums into a separate entity (a fund or insurance company) on behalf of the employee. No provision for pensions is recognized in the balance sheet other than accruals for premium pensions earned, but not yet paid.

•	Defined benefit plans, where the Company’s undertaking is to provide pension benefits that the employees will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

In Sony Ericsson most of the companies have defined contribution plans and therefore no pension provisions on the balance sheet. The subsidiaries in Japan, Netherlands, Germany and Mexico have defined benefit plans. In Sweden, the total pension benefits are accounted as defined contribution plans, even though the Financial Accounting Standards Council’s interpretations committee defined the ITP pension plan, financed through insurance with Alecta as a defined benefit plan. Sony Ericsson did not have access to information from Alecta that would have made it possible for this plan to be reported as a benefit plan.

SONY ERICSSON MOBILE COMMUNICATIONS

Pension costs

2009	Sweden	Netherlands	Japan	Other	Total

Pension cost Defined Benefit Plan	—	337	6,473	564	7,374
Pension cost Defined Contribution Plan	28,562	—	—	9,052	37,614

Total	28,562	337	6,473	9,616	44,988

2008	Sweden	Netherlands	Japan	Other	Total

Pension cost Defined Benefit Plan	—	1,049	4,921	1,000	6,970
Pension cost Defined Contribution Plan	36,810	—	496	7,762	45,068

Total	36,810	1,049	5,417	8,762	52,038

Provisions for post-employment benefits

2009	Sweden	Netherlands	Japan	Other	Total

Provision for post employee benefits	—	5,243	14,639	3,359	23,241
Other employee benefits	—	—	—	863	863

Total	—	5,243	14,639	4,222	24,104

2008	Sweden	Netherlands	Japan	Other	Total

Provision for post employee benefits	—	5,842	15,705	2,839	24,386
Other employee benefits	—	—	—	983	983

Total	—	5,842	15,705	3,822	25,369

C17.  Long-term liabilities

Maturity date for the group long-term liabilities, 5,940 TEUR (3,710 TEUR in 2008), are within 1-5 years.

C18.  Other current liabilities

	2009	2008

Accrued personnel related expenses	114,274	118,717
Accrued sales related expenses	590,308	875,179
Other accrued expenses	197,466	224,800
Other short-term liabilities	139,989	271,842

Total	1,042,037	1,490,538

Accrued sales related expenses include sales bonuses, such as quarterly and yearly bonuses, quality bonus, co-op and stock protection.

C19.  Assets pledged as collateral

	2009	2008

Liabilities to financial institutions
Bank deposits	35,000	—
Other	264	23

Total	35,264	23

The bank deposit is made in order for a bank guarantee to be issued.

SONY ERICSSON MOBILE COMMUNICATIONS

C20.  Contingent liabilities

	2009	2008

Guarantee	—	60
Other contingent liabilities	3,229	3,651

Total	3,229	3,711

Other contingent liabilities mainly include guarantees for loans.

C21.  Adjustments to reconcile net income to cash

	2009	2008	2007

Share of taxes in Joint venture	—	—	139
Deferred tax income	(267,645)	(113,414)	(38,720)
Minority interest	28,720	21,283	36,250
Interest	960	9	—
Tax	(35,737)	(65,185)	(330,520)
Change in provisions (note C14 & C16)	32,747	151,660	21,601
Revaluation of share in Joint venture	—	22,649	15,398
Write-down on non-current assets	17,376	5,497	58
Gains and losses on disposal of non-current assets	376	(19,621)	(2,802)
Other	5,375	16,050	13,533

Total	(217,828)	18,928	(285,063)

C22.  Leasing

	2009	2008	2007

Leasing costs	72,868	63,185	43,776
Future payments for operating leases and rents
2010	53,153
2011	46,519
2012	34,916
2013	30,981
2014	28,538
2015 and future	44,628

The purpose of leases mainly refers to rents and office equipment.

C23.  Wages, salaries and social security expenses

Wages and salaries

	2009	2008	2007

Wages and salaries	532,905	589,248	490,885
Social security expenses	133,504	171,105	135,706
Of which pension costs	44,988	52,038	47,418
Of which
CO compensation	1,433	908	1,364
CO pension costs	115	46	163
bonus & similar to CO	42	1,020	1,755

SONY ERICSSON MOBILE COMMUNICATIONS

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

Pension

Sony Ericsson’s policy regarding pension is to follow the competitive practice in the home country of the executive. There are different supplementary pension plans for the President and the Corporate Management. As major pension arrangements, the total pension base salary consists of the annual base salary and the target pay out according to the short-term incentive plan. The company pays to the capital insurance company on salary portions in excess of 20 base amounts (one base amount = SEK 42,800) a percentage of the executive’s total pension based salary, between 25 and 35 percent per year, depending on the age of the executive.

Long-term incentive

Sony Ericsson has a long-term incentive program for certain employees. The calculation of the bonuses is based on the performance of the Group and payments for the units allocated are vested in three years. The size of the units is approved by the Remuneration Committee of the Board.

Wages and salaries by geographical area

	2009	2008	2007

Europe * and
Middle East & Africa	307,351	365,751	302,980
North America	72,922	78,582	70,194
Latin America	8,319	10,060	8,027
China	49,632	49,362	38,232
Japan	76,109	66,453	58,414
Asia Pacific	18,572	19,040	13,038
Total	532,905	589,248	490,885
* Of which Sweden	228,174	258,487	209,746
* Of which EU excl. Sweden	70,571	96,166	82,996

SONY ERICSSON MOBILE COMMUNICATIONS

Number of employees

	2009		2008		2007
	Men	Women	Men	Women	Men	Women

Europe * and
Middle East & Africa	3,067	1,234	3,319	1,395	2,914	1,148
North America	463	130	592	174	581	180
Latin America	84	50	85	49	61	32
China	1,738	1,887	1,766	1,870	1,381	1,563
Japan	991	247	997	275	946	253
Asia Pacific	256	117	256	127	184	86
Total	6,599	3,665	7,015	3,890	6,067	3,261
* Of which Sweden	2,438	930	2,573	1,030	2,256	816
* Of which EU excl. Sweden	425	184	654	299	526	225

Distribution of female/male for the Board of Directors and other persons in leading positions

	2009		2008		2007
	Number on	whereof	Number on	whereof	Number on	whereof
	balance day	men	balance day	men	balance day	men

Consolidated (including subsidiaries)
Members of the board	95	97.9%	94	97.8%	97	96.9%
Presidents and Executive Vice presidents	15	100.0%	14	100.0%	12	100.0%

C24.  Fees to auditors

	2009	2008	2007

PricewaterhouseCoopers
Audit fees	1,427	1,609	1,279
Fees for other services	683	756	1,040

Total	2,111	2,365	2,320

The amount for audit fees to other than PricewaterhouseCoopers is 117 TEUR (95 TEUR in 2008).

C25.  Financial risks

Foreign exchange risk — Transaction exposure

Sony Ericsson’s results are presented in EUR; the company’s hedging is based on EUR being the risk free currency. The group has sales and cost of sales in a large number of currencies. The main part of the net exposure is concentrated to the main holding company. The group’s currency exposure is hedged up to 8 months. The group’s net exposure is to approximately 80% made up of USD, JPY, GBP and SEK. The currency exposure is primarily hedged with forward contracts. The market value of derivatives not being used to revalue balance sheet items by December 31, 2009 was EUR 4.2 millions, all of these derivatives were forward contracts.

Foreign exchange risk — Translation exposure

All equity in the group’s companies is translated in accordance with the “current method” hence the translation exposure is taken directly to equity in the balance sheet. This type of currency exposure is not hedged.

SONY ERICSSON MOBILE COMMUNICATIONS

Interest rate risk

Sony Ericsson’s interest rate risk is primarily derived from cash and short-term deposits, other balance sheet items are to a very small extent affected by shifts in the interest rate. Cash and short-term deposits amount to EUR 878 million (excluding a bank deposit of EUR 35 million) at year end 2009, with an investment horizon shorter than twelve months. Short-term borrowing amounted to EUR 258 million.

Credit Risk

Credit risk is divided into two categories; credit risk in trade receivables and financial credit risk.

Credit risk in Trade receivables

The gross value of outstanding trade receivables was at year end EUR 866 million. Provisions for expected losses at year end were EUR 33.5 million. 61% of the trade receivables are towards countries with a country risk in the interval “negligible to moderate”. Approximately 52% of Sony Ericsson’s outstanding AR is insured against non-payment by the customer.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfil their payment obligations. These exposures arise in the investments of cash and cash equivalents and from derivative positions with positive unrealized result against banks and other counterparties. Sony Ericsson mitigates a major part of these risks by investing cash in governmental risk. Part of the liquidity is also deposited with a few chosen banks with the highest possible short-term rating. How much to be invested with each fund and bank is regulated in policy.

Liquidity risk

The liquidity risk is that Sony Ericsson is unable to meet its short-term payment obligations due to insufficient or illiquid cash reserves. At year end Sony Ericsson had a net cash position of EUR 620 million invested in liquid funds and short deposits with banks. In addition to cash in the balance sheet, there is an external undrawn committed credit facility of EUR 200 million which expires in 2011 in place as a liquidity reserve.

C26.  Transactions with joint venture

Royalty — Sony Ericsson has paid a royalty during 2008 to UIQ Technology AB for the right to use the UIQ Technology AB software in the mobile phones.

Purchases — Sony Ericsson has bought Support & Maintenance and Professional Service Work during 2008 from UIQ Technology AB.

Transactions with joint venture	2009	2008

Royalty	—	3,172
Purchases	—	1,830

Balances regarding joint venture

Assets	—	—
Liabilities	—	53

C27.  Liabilities to financial institutions

	2009	2008

Liabilities to financial institutions	258,273	53,280

SONY ERICSSON MOBILE COMMUNICATIONS

In 2009, Sony Ericsson secured external funding of Euro 458 million, of which Euro 258 million is utilised at the balance sheet date. The facilities are including a two-year committed back-up facility of Euro 200 million, which was not utilised as of December 31, 2009. The parent companies guaranteed Euro 350 million of the bank facilities on a 50/50 basis. The utilized facilities had an initial maturity of 12 to 13 months and were drawn in August to October 2009.

As mentioned above, parts of the external funding were raised through support from the parent companies. Raising the funding without support from the parents would not have resulted in conditions that would have had a material impact on the income statement.

During the quarter ended March 31, 2010 external facilities of EUR 100 million and EUR 50 million, with an initial maturity of 24 month and 12 month respectively, were raised and utilized.

C28.  Group companies

		Percentage of
Company	Domicile	ownership

Sony Ericsson Mobile Communications AB	Sweden
Beijing SE Potevio Mobile Communications Company Ltd. (BMC)	China	51%
Beijing Suohong Electronics Co. Ltd., (BSE)	China	100%
LLC Sony Ericsson Mobile Communications Rus	Russia	100%
Sony Ericsson Hungary Mobile Communications Ltd.	Hungary	100%
Sony Ericsson Mobile Communications S.A. de C.V.	Mexico	100%
Sony Ericsson Mobile Communications (China) Co., Ltd.	China	100%
Sony Ericsson Mobile Communications (India) Private Limited	India	100%
Sony Ericsson Mobile Communications (Thailand) Co., Limited	Thailand	100%
Sony Ericsson Mobile Communications (USA) Inc.	US	100%
Sony Ericsson Mobile Communications do Brazil Ltd.	Brasil	100%
Sony Ericsson Mobile Communications Hellas S.A.	Greece	100%
Sony Ericsson Mobile Communications Iberia, S.L.	Spain	100%
Sony Ericsson Mobile Communications International AB	Sweden	100%
Sony Ericsson Mobile Communications Japan Inc.	Japan	100%
Sony Ericsson Mobile Communications Management Ltd	UK	100%
Sony Ericsson Mobile Communications Nigeria Limited	Nigeria	100%
Sony Ericsson Mobile Communications S.p.A., Italy	Italy	100%
Sony Ericsson Servicios Moviles, S.A. de C.V	Mexico	100%

The subsidiary in France is in the process of dissolution without liquidation and all rights and liabilities of the subsidiary have been transferred to Sony Ericsson Mobile Communications AB at the balance date.

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

SONY ERICSSON MOBILE COMMUNICATIONS

The principle differences between Swedish GAAP and US GAAP that affect our net income, as well as our stockholders equity relate to the treatment of business combinations (negative goodwill), synthetic option plan and restructuring costs.

Business combinations — Negative Goodwill

Under both Swedish GAAP and US GAAP, when the fair value of net assets acquired exceeds total purchase price, the Company first assesses whether all acquired assets and assumed liabilities have been properly identified and valued. Under Swedish GAAP, negative goodwill is not subject to amortization and any excess remaining after reassessment is recognized in income statement immediately. During 2004, a negative goodwill amounted to TEUR 3,717 was identified by the Company in connection with the acquisition of Beijing SE Potevio Mobile Communications Co. Ltd (BMC), and it was recognized in income statement by the end of 2004.

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

Provision for social security cost on synthetic option plan

Under Swedish GAAP, the Company accrues social security costs for the synthetic option plan during the vesting period. Under US GAAP, no social security cost is recorded until the options are exercised or matching of the options takes place, which increases net income by TEUR 228 (TEUR 1,018 in 2008). The synthetic options are all exercised and matched and the remaining difference between Swedish GAAP and US GAAP as of December 31, 2009 is nil.

Restructuring costs

Under Swedish GAAP a provision for severance pay is recognized when a constructive obligation to restructure arises which requires that a detailed formal plan has been communicated to those affected by it. The implementation needs to be planned to begin as soon as possible and to be completed in a timeframe that makes significant changes to the plan unlikely. Under US GAAP provisions for severance pay representing a one-time benefit is recognized over the remaining service period when a company has a detailed formal plan which has been communicated to those affected. If an entity under Swedish GAAP has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision. Under US GAAP, costs to terminate a contract before the end of its term should be recognized as a liability and measured at fair value when the entity terminates the contract in accordance with the contract terms or when the premises have been vacated. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity should be recognized and measured at its fair value when the entity ceases to use the right conveyed by the contract. Sony Ericsson has identified a difference between US GAAP and Swedish GAAP of TEUR 12,874 (TEUR 15,498 in 2008) related to leasehold property that has not yet been terminated or vacated and thus not qualified as provisions in accordance with US GAAP.

Post-employment benefits

To calculate the annual expenses for the defined benefit plans, Sony Ericsson uses the corridor method. The amount recognized in the income statement which is the difference to US GAAP is not material.

SONY ERICSSON MOBILE COMMUNICATIONS

Deferred Income Taxes

Deferred tax is calculated on US GAAP adjustments and the US GAAP balance sheet reflects the gross recognition of deferred tax assets and liabilities.

Non-current and current assets

Swedish GAAP requires deferred tax assets to be classified as non-current assets on the balance sheet. Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carry forwards, shall be classified according to the expected reversal date of the temporary difference. The balance sheet shows a difference in non-current and current assets between Swedish GAAP and US GAAP which relates to the classification of deferred tax assets.

Adjustment of net income, comprehensive income, equity and balance sheet items

Application of US GAAP as described above would have had the following effects on consolidated net income.

Adjustment of Net Income

	2009	2008	2007

Net income per Swedish GAAP	(835,827)	(72,890)	1,114,192

US GAAP adjustments before taxes:
Business Combination	763	100	100
Synthetic Option Plan	228	1,018	(3,623)
Restructuring	(2,624)	15,498	—
Tax effect of US GAAP adjustment	595	(4,339)	1,002

Net income in accordance with US GAAP	(836,865)	(60,613)	1,111,672

Comprehensive income

	2009	2008	2007

Net income in accordance with US GAAP	(836,865)	(60,613)	1,111,672

Other comprehensive income
Gain/loss on cash flow hedges	1,409	10,191	1,087
Translation adjustment	(1,409)	30,008	(21,771)
Deferred tax	(355)	(2,785)	(161)
Total other comprehensive income	(355)	37,414	(20,845)

Comprehensive income in accordance with US GAAP	(837,220)	(23,199)	1,090,827

SONY ERICSSON MOBILE COMMUNICATIONS

Adjustments of stockholders’ equity

	2009	2008

Equity as reported per Swedish GAAP	381,040	1,216,948

US GAAP adjustments before taxes:
Business Combination	—	(764)
Synthetic Option Plan	—	(228)
Restructuring	12,874	15,498
Deferred tax effect of US GAAP adjustment	(3,292)	(3,886)

Stockholders’ equity in accordance with US GAAP	390,622	1,227,568

Minority interest	47,364	57,435

Total equity in accordance with US GAAP	437,986	1,285,003

Balance sheet items according to Swedish GAAP and US GAAP

	Swedish GAAP		US GAAP
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2009	2008	2009	2008

Non-current assets	777,102	589,134	623,398	290,349
Current assets	2,483,010	3,869,914	2,633,422	4,164,049

Total Assets	3,260,112	4,459,048	3,256,820	4,454,398

Stockholders equity	381,040	1,216,948	390,622	1,227,568
Minority interest	47,364	57,435	47,364	57,435
Provisions	652,217	612,970	639,343	597,472
Non-current liabilities	5,940	3,710	5,940	3,710
Current liabilities	2,173,551	2,567,985	2,173,551	2,568,213

Total stockholders’ equity and liabilities	3,260,112	4,459,048	3,256,820	4,454,398

Report of Independent Auditors

To the Shareholders of Sony Ericsson Mobile Communications AB

We have audited the accompanying consolidated balance sheets of Sony Ericsson Mobile Communications AB and its subsidiaries as of December 31, 2009 and December 31, 2008 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sony Ericsson Mobile Communications AB and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note C29 to the consolidated financial statements.

/s/ PricewaterhouseCoopers
Malmo, Sweden
June 23, 2010