Form 20-F
period 2011-03-31
SONY CORP
filed 2011-06-28
CIK 313838

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

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

	Outstanding as of
	March 31, 2011	March 31, 2011
Title of Class	(Tokyo Time)	(New York Time)

Common Stock	1,004,636,664
American Depositary Shares		82,475,633

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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐       Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐       No ☑

Cautionary Statement

Statements made in this annual report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms , which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer, Professional & Devices segment); (viii) Sony’s ability to maintain product quality; (ix) the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath. Risks and uncertainties also include the impact of any future events with material adverse impacts.

Important information regarding risks and uncertainties is also set forth elsewhere in this annual report, including in “Risk Factors” included in “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Legal Proceedings” included in “Item 8. Financial Information,” Sony’s consolidated financial statements referenced in “Item 8. Financial Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

In this document, Sony Corporation and its consolidated subsidiaries are together referred to as “Sony.” In addition, sales and operating revenue are referred to as “sales” in the narrative description except in the consolidated financial statements.

As of March 31, 2011, Sony Corporation had 1,277 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method with respect to its 82 affiliated companies.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

Selected Financial Data

	Fiscal year ended March 31
	2007		2008		2009	2010	2011
			(Yen in millions, Yen per share amounts)

Income statement data:
Sales and operating revenue	8,295,695		8,871,414		7,729,993	7,213,998	7,181,273
Equity in net income (loss) of affiliated companies	78,654		100,817		(25,109)	(30,235)	14,062
Operating income (loss)	150,404		475,299		(227,783)	31,772	199,821
Income (loss) before income taxes	180,691		567,134		(174,955)	26,912	205,013
Income taxes	53,888		203,478		(72,741)	13,958	425,339
Net income (loss) attributable to Sony Corporation’s stockholders	126,328		369,435		(98,938)	(40,802)	(259,585)
Data per share of Common Stock:
Net income (loss) attributable to Sony Corporation’s stockholders*
— Basic	126.15		368.33		(98.59)	(40.66)	(258.66)
— Diluted	120.29		351.10		(98.59)	(40.66)	(258.66)
Cash dividends declared Interim	12.50		12.50		30.00	12.50	12.50
	(10.78 cents	)	(11.26 cents	)	(31.89 cents )	(14.38 cents )	(14.84 cents )
Cash dividends declared Fiscal year-end	12.50		12.50		12.50	12.50	12.50
	(10.24 cents	)	(11.92 cents	)	(13.01 cents )	(13.55 cents )	(15.56 cents )
Depreciation and amortization**	400,009		428,010		405,443	371,004	325,366
Capital expenditures (additions to fixed assets)	414,138		335,726		332,068	192,724	204,862
Research and development costs	543,937		520,568		497,297	432,001	426,814
Balance sheet data:
Net working capital (deficit)	994,871		986,296		(190,265)	72,947	(282,933)
Long-term debt	1,001,005		729,059		660,147	924,207	812,235
Sony Corporation’s stockholders’ equity	3,370,704		3,465,089		2,964,653	2,965,905	2,547,987
Common stock	626,907		630,576		630,765	630,822	630,921
Total assets	11,716,362		12,552,739		12,013,511	12,866,114	12,924,988
Number of shares issued at fiscal year-end (thousands of shares of common stock)	1,002,897		1,004,443		1,004,535	1,004,571	1,004,637
Sony Corporation’s stockholders’ equity per share of common stock	3,363.77		3,453.25		2,954.25	2,955.47	2,538.89

* Refer to Note 22 to the notes to the consolidated financial statements.

** Depreciation and amortization includes amortization expenses for intangible assets and deferred insurance acquisition costs.

	Average*	High	Low	Period-End
	(Yen)

Yen Exchange Rates per U.S. dollar:
Fiscal year ended March 31
2007	116.92	121.81	110.07	117.56
2008	114.31	124.09	96.88	99.85
2009	100.62	110.48	87.80	99.15
2010	92.93	100.71	86.12	93.40
2011	85.71	94.68	78.74	82.76
2011
January	—	83.36	81.56	81.97
February	—	83.79	81.48	81.94
March	—	82.98	78.74	82.76
April	—	85.26	81.31	81.31
May	—	82.12	80.12	81.29
June (through June 17)	—	80.98	79.87	80.10

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 17, 2011 was 80.10 yen = 1 U.S. dollar.

* The average yen exchange rates represent average noon buying rates of all the business days during the respective year.

Capitalization and Indebtedness

Not Applicable

Reasons for the Offer and Use of Proceeds

Not Applicable

Risk Factors

Sony realigned its reportable segments from the first quarter of the fiscal year ended March 31, 2011, to reflect modifications to its organizational structure as of April 1, 2010, primarily repositioning the operations of the previously reported B2B & Disc Manufacturing segment. In connection with this realignment, the Consumer Products & Devices segment was renamed the Consumer, Professional & Devices (“CPD”) segment. The CPD segment includes televisions, digital imaging, audio and video, semiconductors and components as well as professional solutions (the B2B business which was previously included in the B2B & Disc Manufacturing segment). The equity results of S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd., are also included within the CPD segment. The disc manufacturing business previously included in the B2B & Disc Manufacturing segment is now included in All Other.

The Networked Products & Services (“NPS”), Pictures, Music and Financial Services segments remain unchanged. The equity earnings from Sony Ericsson Mobile Communications AB (“Sony Ericsson”) continue to be presented as a separate segment. For further details, please refer to “Item 5. Operating Results.”

Sony plans to further change its business segment classification to reflect its reorganization as of April 1, 2011. Sony expects to report its operating results in line with new business segments from the first quarter of the fiscal year ending March 31, 2012. Please note that the following Risk Factors section is based on the business segment classification that applies to the fiscal year ended March 31, 2011.

This section contains forward-looking statements that are subject to the Cautionary Statement appearing on page 2 of this annual report. Risks to Sony are also discussed elsewhere in this annual report, including without limitation in the other sections of this annual report referred to in the Cautionary Statement.

The Great East Japan Earthquake and its aftermath may continue to adversely affect Sony’s operating results and financial condition.

The earthquake, resulting tsunami and related power outages that struck Eastern Japan on March 11, 2011 (the “Great East Japan Earthquake”) caused widespread devastation to property and infrastructure in affected regions. In addition, the earthquake and tsunami caused massive damage and equipment failure at the Fukushima Dai-ichi Nuclear Power Plant that has resulted in the release of radioactive material (the “Fukushima Nuclear Incident”). To date, the incident has not been fully resolved, and there is still uncertainty as to when the incident will be brought fully under control. In addition, the combined effects of the Great East Japan Earthquake and the Fukushima Nuclear Incident have had an adverse impact on the Japanese economy.

During the fiscal year ended March 31, 2011, Sony incurred restoration costs directly related to the damage caused by the disaster to buildings, machinery, equipment and inventories in manufacturing sites and warehouses, as well as charges for the disposal or impairment of fixed assets. Sony had insurance policies that are expected to offset almost all of these expenses in the fiscal year ended March 31, 2011. However, if the expenses to be incurred during the fiscal year ending March 31, 2012 and onwards exceed the remaining amount available under the insurance policies, such expenses may adversely affect Sony’s operating results and financial condition. In addition, as a result of the disaster, Sony has been and may continue to be adversely affected by disruptions of electricity and water supplies as well as supply shortages of components that may cause a reduction or suspension of production. Sony also may be adversely affected by product quality degradation caused by using replacement components, interruption of logistics services, or another major earthquake. Furthermore, the combined effects of the Great East Japan Earthquake and the Fukushima Nuclear Incident may continue to have other economic consequences, including a reduction in overall demand by consumers and businesses in Japan. This may continue to adversely affect Sony’s sales and increase costs, adversely affecting Sony’s operating results and financial condition.

Sony must overcome increasingly intense competition, especially in the CPD and NPS segments.

Sony produces consumer products that compete against products sold by competitors, including new entrants, on the basis of several factors such as price and function. In order to produce products that appeal to changing and increasingly diverse consumer preferences, and to overcome the fact that a relatively high percentage of consumers already possess products similar to those that Sony offers, Sony must develop superior technology, anticipate consumer tastes and rapidly develop attractive products with competitive selling prices. Sony faces increasingly intense pricing pressure from competitors, retailer consolidation, and shorter product cycles in a variety of consumer product categories. Sony’s operating results depend on Sony’s ability to continue to efficiently develop and offer products at competitive prices that meet changing and increasingly diverse consumer preferences. If Sony is unable to effectively anticipate and counter the ongoing price erosion that frequently affects its products, or if the average selling prices of its products decrease faster than Sony is able to reduce its manufacturing costs, Sony’s operating results and financial condition may be adversely impacted.

To remain competitive and stimulate customer demand, Sony must successfully manage frequent new product and service introductions and transitions.

Due to the highly volatile and competitive nature of the consumer electronics, network services and mobile communication industries, Sony must continually introduce new products, services and technologies, enhance existing products and services, and effectively stimulate customer demand for new and upgraded products and services in both mature and developing markets. The success of new product and service introductions depends on a number of factors, such as the timely and successful completion of development efforts, market acceptance, Sony’s ability to manage the risks associated with new products and production ramp-up issues, the availability of application software for new products, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of products in appropriate quantities and costs to meet anticipated demand, and the risk that new products and services may have quality or other defects in the early stages of introduction. Recent examples of such new products and services include 3D televisions, other 3D-related businesses and entertainment streaming and download services. In addition, new and upgraded products and services can affect the sales and profitability of existing products and services. Accordingly, if Sony cannot properly manage frequent new product and service introductions and transitions, Sony’s operating results and financial condition may be adversely impacted.

Sony is subject to competition from firms that may be more specialized or have greater resources.

Sony has several business segments in different industries with many product and service categories, which cause it to face a broad range of existing and new competitors ranging from large multinational companies to highly specialized entities that focus on only a few businesses. In addition, original equipment and design manufacturing (OEM and ODM) partners may enter and compete with Sony in markets in which they currently supply products to Sony. Furthermore, current and future competitors may have greater financial, technical, labor and marketing resources available to them than those available to the businesses of Sony and Sony may not be able to fund or invest in certain areas of its businesses to the same degree as its competitors. In addition, the businesses within Sony’s Financial Services segment may not be able to compete effectively, especially against established competitors with superior financial, marketing and other relevant resources. A failure to efficiently anticipate and respond to these established and new competitors may adversely impact Sony’s operating results.

Sony’s investments in research and development may not yield the results expected.

Sony’s businesses operate in intensely competitive markets characterized by changing consumer preferences and rapid technological innovation. Due to advanced technological innovation and the relative ease of technology imitation, new products and services tend to become standardized more rapidly, leading to more intense competition and ongoing price erosion. In order to strengthen the competitiveness of its products in this environment, Sony continues to invest heavily in research and development. For example, within Sony’s game business, developing and providing products that maintain competitiveness over an extended life-cycle require large-scale investment in research and development, particularly during the development and introductory period of a new platform. However, these investments may not yield the innovation or the results expected quickly enough, or competitors may lead Sony in technological innovation, hindering Sony’s ability to commercialize, in a timely manner, new and competitive products and services that meet the needs of the market, which consequently may adversely impact Sony’s operating results as well as its reputation.

Sony’s business restructuring and transformation efforts are costly and may not attain their objectives.

Sony continued to implement restructuring initiatives in the fiscal year ended March 31, 2011 that focused on a review of the Sony group’s investment plan, the realignment of its manufacturing sites, the reallocation of its workforce, and headcount reductions. As a result of these restructuring initiatives, a total of 67.1 billion yen in restructuring charges has been recorded in the fiscal year ended March 31, 2011. While Sony anticipates recording approximately 25 billion yen of restructuring charges for the fiscal year ending March 31, 2012, significant additional or future restructuring charges may be recorded due to reasons such as the impact of economic downturns or exiting from unprofitable businesses. Restructuring charges are recorded in cost of sales, selling, general and administrative expenses and loss (gain) on sale, disposal or impairment of assets and other (net) and thus initially adversely affect Sony’s operating income (loss) and net income (loss) attributable to Sony’s stockholders. Sony plans to continue rationalizing its manufacturing operations, shifting and consolidating manufacturing to lower-cost countries, increasing the utilization of OEMs and ODMs and outsourcing its support functions and information processing operations to external partners. In addition, Sony continues to undertake business process optimization and enhance profitability through four horizontal platforms for (i) global sales and marketing, (ii) manufacturing, logistics, procurement and customer services, (iii) R&D, and (iv) common software development functions.

Due to internal or external factors, efficiencies and cost savings from the above-mentioned restructuring and transformation initiatives may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to market conditions worsening beyond expectations. Such possible internal factors may include, for example, changes in restructuring and transformation plans, an inability to implement the initiatives effectively with available resources, an inability to coordinate effectively across different business groups, delays in implementing the new business processes or strategies, or an inability to effectively manage and monitor the post-transformation performance of the operation. Possible external factors may include, for example, increased burdens from regional labor regulations, labor union agreements and Japanese customary labor practices that may prevent Sony from executing its restructuring initiatives as planned. The inability to fully and successfully implement restructuring and transformation programs may adversely affect Sony’s operating results and financial condition. Additionally, operating cash flows may be reduced as a result of the payment for restructuring charges.

Sony’s acquisitions and joint ventures within strategic business areas may not be successful.

Sony actively engages in acquisitions, joint ventures and other strategic investments in order to acquire new technologies, efficiently develop new businesses, and enhance its business competitiveness.

Sony may incur significant integration expenses to incorporate acquired businesses. Additionally, Sony may not achieve strategic objectives, planned revenue improvements and cost savings, and may not retain key personnel of the acquired businesses. Sony’s operating results may also be adversely affected by the assumption of liabilities related to any acquired businesses.

Sony currently has investments in several joint ventures, including Sony Ericsson, S-LCD, and Sharp Display Products Corporation, a joint venture with Sharp Corporation for the production and sale of large-sized liquid crystal display (“LCD”) panels and modules. If Sony and its partners are unable to reach their common financial objectives successfully, due to changes in the competitive environment or other reasons, Sony’s operating results may be adversely affected. Sony’s operating results may also be adversely affected in the short- and medium-term during the partnership, even if Sony and its partners remain on course to achieve their common financial objectives. In addition, by participating in joint ventures or other strategic investments, Sony may encounter conflicts of interest, may not maintain sufficient control over these relationships, including over cash flow, and may be faced with an increased risk of the loss of proprietary technology or know-how. Sony’s reputation may be harmed by the actions or activities of a joint venture that uses the Sony brand. Sony may also be required to provide additional funding or debt guarantees to a joint venture, whether as a result of significant or persistent underperformance, or otherwise.

Sony may not be able to recoup the capital expenditures or investments it makes to increase production capacity.

Sony continues to invest in production equipment in the CPD and NPS segments. Sony also invests in production-related joint ventures. One example is the investment Sony and Samsung Electronics Co., Ltd. (“Samsung”) made in connection with 8th generation production capacity for amorphous thin film transistor (“TFT”) LCD panel production, following investments in 7th generation production capacity at S-LCD, a joint venture of the two companies in Korea. Another example is the additional investment by Sony in image sensor fabrication facilities to meet the increasing demand for image sensors. Sony anticipates investing approximately 120 billion yen to increase its image sensor fabrication capacity for the year ending March 31, 2012. If unforeseen market changes and corresponding decline in demand result in a mismatch between sales volume and anticipated production volumes, or if unit sales prices decline due to market oversupply, Sony may not be able to recover its capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which may adversely affect Sony’s profitability.

Increased reliance on external business partners may increase financial, reputational and other risks to Sony.

With the increasing necessity of pursuing quick business development and high operating efficiency with limited managerial resources, Sony increasingly relies on third party suppliers and business partners for components and software. For example, Sony partners with Google Inc. for use of the Android operating system in certain Sony consumer products. Reliance on third party suppliers and business partners increases the possibility that Sony will be unable to prevent products or services from incorporating defective or inferior third party components or software. Moreover, third party components or software used in Sony products or services may underperform compared to competing component or software offerings, or may be subject to copyright or patent infringement claims. Such issues resulting from reliance on third party suppliers and business partners for components and software may adversely affect Sony’s operating results and its reputation. Sony has also become more reliant upon the services of OEMs and ODMs for product and component supply in the CPD and NPS segments, particularly in the television business. If Sony cannot adequately manage these outsourcing relationships, or if natural or other disasters affect Sony’s business partners, Sony’s production operations may be adversely affected. Sony may not be able to achieve target volume or quality levels, and may face a risk of the loss of proprietary technology or know-how. Sony also consigns activities including certain procurement, logistics, sales, data processing, human resources, accounting, and other services, to external business partners. Sony’s operations may be affected if the external business partners do not comply with applicable laws or regulations, or if they infringe third party intellectual property rights, or if they are subject to business or service interruption caused by accidents, natural disasters or bankruptcies.

Sony must efficiently manage its procurement of parts and components, the market conditions for which are volatile, and control its inventory of products, parts, and components, the demand for which is volatile.

In the CPD and NPS segments, Sony uses a large volume of parts and components, such as semiconductors and LCD panels, for its products. Fluctuations in the availability and pricing of parts, components and energy, can adversely affect Sony’s operating results. For instance, shortages of parts or components may result in sharply higher prices and an increase in the cost of goods sold. Also, shortages of critical parts or components, particularly where Sony is substantially reliant on one supplier, may result in a reduction or suspension of production at Sony’s manufacturing sites. Additionally, the prices of parts or components fluctuate with the prices of underlying basic or raw materials, such as petrochemical products, cobalt, copper, and rare earth elements, which can also affect the cost of goods sold.

Sony places orders for parts and components in line with production and inventory plans determined in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict. Inaccurate forecasts of consumer demand or inadequate management can lead to a shortage or excess of inventory, which can disrupt production plans and result in lost sales opportunities or inventory adjustments. Sony writes down the value of its inventory when the underlying parts, components or products have become obsolete, when inventory levels exceed the amount expected to be used, or when the value of the inventory is otherwise recorded at a value higher than net realizable value. In the past, for example, Sony has experienced a shortage of certain semiconductors and LCD panels, which resulted in Sony’s inability to meet consumer demand for its PCs and audio visual products, as well as a surplus in certain semiconductors and LCD panels that resulted in inventory write-downs when the prices of these parts and components fell. More recently, Sony has been faced with shortages of certain parts and components as a result of the damage to its suppliers caused by the Great East Japan Earthquake. In addition, another major earthquake in Japan in the future could further damage the supply chain. Such lost sales opportunities, inventory adjustments, or shortages of parts and components have had and may in the future have an adverse impact on Sony’s operating results and financial condition.

Sony’s sales and profitability are sensitive to economic, employment and other trends in Sony’s major markets.

Sony’s sales and profitability are sensitive to economic, employment and other trends in each of the major markets in which Sony operates. These markets may be subject to significant economic downturns, having an adverse impact on Sony’s operating results and financial condition. In the fiscal year ended March 31, 2011, 30.0 percent, 21.4 percent and 20.1 percent of Sony’s sales were attributable to Japan, Europe and the U.S., respectively. Additionally, Sony’s operating results are increasingly impacted by Sony’s ability to realize its growth goals in emerging markets such as Brazil, Russia, India and China.

Sony’s operating results depend on the demand from consumers and commercial customers and the performance of retailers, wholesalers and distributors. An actual or expected deterioration of economic conditions in any of Sony’s major markets may depress consumer confidence and spending, resulting in an actual decline in consumption. Commercial customers and other business partners may experience deterioration in their own businesses mainly due to cash flow shortages, difficulty in obtaining financing and reduced end-user demand, resulting in reduced demand for Sony’s products and services. Commercial customers’ difficulty in fulfilling their obligations to Sony may also have an adverse impact on Sony’s operating results and cash flows.

Sony’s suppliers are also susceptible to similar conditions that may impact their ability to fulfill their contractual obligations and may adversely impact Sony’s operating results if products and services cannot be obtained at competitive prices.

Global economic conditions may also affect Sony in other ways. For example, further restructuring charges, higher pension and other post-retirement benefit costs or funding requirements, and additional asset impairment charges, among other factors, have had and may in the future have an adverse impact on Sony’s operating results, financial condition and cash flows.

Foreign exchange rate fluctuations can affect financial results because a large portion of Sony’s sales and assets are denominated in currencies other than the yen.

Sony’s consolidated statements of income are prepared from the local currency denominated financial results of Sony Corporation’s subsidiaries around the world, which are then translated into yen at the monthly average currency exchange rate. Sony’s consolidated balance sheets are prepared using the local currency denominated assets and liabilities of Sony Corporation’s subsidiaries around the world, which are translated into yen at the market exchange rate at the end of each financial period. A large proportion of Sony’s consolidated financial results, assets and liabilities is accounted for in currencies other than the Japanese yen. For example, only 30.0 percent of Sony’s sales in the fiscal year ended March 31, 2011 were recorded in Japan. Accordingly, Sony’s consolidated financial results and the assets and liabilities in Sony’s businesses (excluding the Financial Services segment) that operate internationally may be materially affected by changes in the exchange rates of foreign currencies when translating into Japanese yen. Foreign exchange rate fluctuations have had and may in the future have an adverse impact on Sony’s operating results and financial condition, especially when the yen strengthens significantly against the U.S. dollar, the euro or other foreign currencies.

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

The global financial markets may experience significant levels of volatility and disruption, generally putting downward pressure on financial and other asset prices and impacting credit availability. Historically, Sony’s primary sources of funds are cash flows from operations, the issuance of commercial paper and other debt securities such as term debt as well as borrowings from banks and other institutional lenders. Although the commercial paper and term debt markets have continued to be available to Sony even during the period of significant volatility and disruption that began in the autumn of 2008, there can be no assurance that such sources will continue to be available at acceptable terms. If such market disruption and volatility occur, Sony may seek to repay commercial paper and term debt as it becomes due, or to meet other liquidity needs by drawing upon contractually committed lending facilities primarily provided by global banks and/or seeking other sources of funding including, potentially, the sale of assets. There can be no assurance that under such extreme market conditions such alternate funding sources will be available or sufficient. Further, a failure of one or more of Sony’s major lenders, or a decision by one or more of them to stop lending to Sony due to instability in the Japanese or global financial markets, may have an adverse impact on Sony’s access to funding from such sources. In turn, this could have a material adverse impact on Sony’s operating results, financial condition and liquidity.

Similarly, fluctuations in foreign exchange markets and the global financial markets may affect foreign currency translation adjustments and pension liability adjustments, both of which are included in the accumulated other comprehensive income, a component of equity, and the impact of deterioration in equity may have an adverse effect on the assessment of Sony’s credit ratings. A downgrade in Sony’s credit ratings may result in an increase in Sony’s cost of funding and may have an adverse impact on Sony’s ability to access commercial paper or mid- to long-term debt markets, with a corresponding adverse effect on Sony’s operating results, financial condition and liquidity.

Sony is subject to the risks of operations in different countries.

Most of Sony’s activities are conducted outside of Japan, and these international operations bring challenges. For example, in the CPD and NPS segments, production and procurement of products and parts in Asian countries such as China are increasing, and this creates a risk that production and shipping of products and parts may be interrupted by a major disruptive event in the region, such as a natural disaster or a pandemic. In addition, production of electronics products in China and other Asian countries increases the time necessary to supply products to Europe and the U.S., which can make it more difficult to meet changing customer demand. Further, in certain countries Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as cultural and religious conflicts, non-compliance with expected business conduct, local regulations, trade policies and taxation laws, and a lack of adequate infrastructure. Moreover, changes in local regulations, trade policies, taxation laws, local content regulations, business or investment permit approval requirements, foreign exchange controls, import or export controls, or the nationalization of assets or restrictions on the repatriation of returns from foreign investments in major markets and regions may affect Sony’s operating results. For example, a labor dispute or a change of labor regulations or policies may significantly change local labor environments. Such a condition in China or another country in which Sony or a partner manufactures could cause interruption in production and shipping of Sony’s products and parts, a sharp rise in local labor costs, or a shortage of well-trained employees, which may adversely affect Sony’s operating results. If international or domestic political and military instability or natural disasters disrupt Sony’s business operations or those of its business partners, or depress consumer confidence in those regions, Sony’s operating results and financial condition may be adversely affected.

In addition, as emerging markets are becoming increasingly important to its operations, Sony becomes more susceptible to the above-mentioned risks, which may have an adverse impact on its operating results and financial condition.

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

Sony believes that utilizing broadband networks to facilitate the integration of hardware, software and content is essential for differentiating itself in the marketplace and will lead to revenue growth. However, this strategy depends on the development (both inside and outside of Sony) of certain network technologies, coordination among

Sony’s various business units, and the standardization of technological and interface specifications across business units and within industries. Furthermore, in such a competitive business environment, which continuously changes with new entrants, it is critical for Sony to continuously introduce and maintain hardware, network connectivity and user interface technologies that are innovative and attractive to consumers, as well as rich line-ups of content and network services that match consumer needs with competitive prices and fee models. One recent example of this integration strategy is the introduction of 3D-related products and services as well as the development of network-related businesses such as Qriocitytm. If Sony is not successful in implementing this strategy, it may adversely affect Sony’s reputation, competitiveness and profitability.

Sony’s online activities are subject to laws and regulations that can increase the costs of operations or limit its activities.

Sony engages in a wide array of online activities, including entertainment network services, financial services, and sales and marketing of electronics and entertainment products, and is thus subject to a broad range of related laws and regulations including, for example, those relating to privacy, consumer protection, data retention and data protection, content regulation, defamation, age verification and other online child protections, the installation of “cookies” (software that allows website providers to target online audiences and track their performance metrics) or other software on the end-user’s computers or other devices, pricing, advertising to both children and adults, taxation, copyright and trademark, promotions, and billing. The application of such laws and regulations created to address online activities, and those passed prior to the popular use of the Internet that may be applied to online activities, varies among jurisdictions, may be unclear or unsettled in many instances, and is subject to change. Sony may incur substantial costs necessary to comply with these laws and regulations and may incur substantial penalties, other liabilities, or damage to its reputation if it fails to comply with them. Compliance with these laws and regulations also may cause Sony to change or limit its online activities in a manner that may adversely affect operating results. In addition, Sony’s failure to anticipate changes to relevant laws and regulations, changes in laws that provide protections that Sony relies on in conducting its online activities, or judicial interpretations narrowing such protections, may subject Sony to greater risk of liability, increase the costs of compliance, or limit Sony’s ability to engage in certain online activities.

Sony’s consumer-use products are particularly sensitive to year-end holiday season demand.

Sony’s game business offers a relatively small range of hardware products, including PlayStation®2, PSP® (PlayStation Portable), and PlayStation®3, and a significant portion of overall demand is weighted towards the year-end holiday season. Sony’s other consumer-use products are also dependent upon demand during the year-end holiday season. As a result, changes in the competitive environment, changes in market conditions, delays in the release of highly anticipated software titles and insufficient supply of hardware during the year-end holiday season can adversely impact Sony’s operating results.

The sales and profitability of Sony’s game business depend on the penetration of its gaming platforms, including network services, which is sensitive to software line-ups, including software produced by third party developers and publishers.

In Sony’s game business, the penetration of gaming platforms is a significant factor driving sales and profitability, which is affected by the ability to provide customers with sufficient software line-ups, including software produced by third party developers and publishers, and network services. Software line-ups and network services affect not only software sales and profitability, as in many other content businesses, but also affect the penetration of gaming platforms, which can affect hardware sales and profitability. There is no assurance that game software developers and publishers will continue to develop and release software regularly or at all, and discontinuance or delay of software development may adversely affect Sony’s operating results.

Sony’s content businesses, including the Pictures and Music segments, game and other NPS businesses, are subject to digital theft and illegal downloading, which have become increasingly prevalent with the development of new technologies and the availability of broadband Internet connections.

The development and declining prices of digital technology along with the increased penetration and speed of broadband Internet connections and the availability of content in digital formats have created risks with respect to Sony’s ability to protect the copyrighted content of the Pictures and Music segments, game business and other NPS businesses from digital theft and counterfeiting. In particular, advances in software and technology that enable the duplication, transfer or downloading of digital media files from the Internet and other sources without authorization from the owners of the rights to such content have adversely impacted and continue to threaten the conventional copyright-based business model by making it easier to create, transmit, and redistribute high quality, unauthorized digital media files. The availability of unauthorized content significantly contributes to a decrease in legitimate product sales and puts pressure on the price of legitimate product, which may adversely affect Sony’s operating results. Sony has incurred and will continue to incur expenses to help protect its intellectual property, to develop new services for the authorized digital distribution of motion pictures, television programs, music, and video games, and to combat unauthorized digital distribution of its copyrighted content. These initiatives will increase Sony’s near-term expenses and may not achieve their intended result.

Operating results for Sony’s Pictures segment vary according to worldwide consumer acceptance and the availability of competing products and entertainment alternatives.

Operating results for motion picture productions, television productions and broadcast programming within the Pictures segment can fluctuate depending primarily upon worldwide consumer acceptance of such productions, which is difficult to predict. Moreover, the Pictures segment must invest substantial amounts in motion picture and television productions and broadcast programming before learning the extent to which these products will earn consumer acceptance. The commercial success of Sony’s Pictures segment’s products depends upon consumer acceptance of other competing products released at or near the same time, and the availability of alternative forms of entertainment and leisure activities, including many new online options. Underperformance of a motion picture or television production, especially an “event” or “tent-pole” film, may have an adverse effect on the segment’s operating results in the year of release or exhibition, and in future years given the high correlation between a product’s initial release or exhibition and subsequent revenue from other distribution markets, such as home entertainment and syndicated television.

Operating results of Sony’s Pictures segment may be adversely affected by changes in advertising markets, or by the failure to renew, or renewal on less favorable terms of, television carriage contracts (broadcasting agreements).

The Pictures segment’s television operations, including its worldwide television networks, derive a significant portion of sales from the sale of advertising. As the advertising market is particularly sensitive to changes in the global economy, the operating results of Sony’s Pictures segment may be adversely affected by future economic downturns. The Pictures segment also recognizes sales from the licensing of its image-based software, including its motion picture and television content, to U.S. and international television networks, where a decline in the networks’ ability to generate advertising and subscription revenues may adversely impact the license fees paid by these networks to the Pictures segment. The Pictures segment also depends on third party cable, satellite and other distribution systems to distribute its worldwide television networks. The failure to renew or renewal on less favorable terms of television carriage contracts (broadcasting agreements) with these third party distributors may adversely affect the Pictures segment’s ability to generate advertising and subscription sales through its worldwide television networks.

Sony’s Pictures segment is subject to labor interruption.

The Pictures segment and certain of its suppliers are dependent upon highly specialized union members, including writers, directors, actors and other talent, and trade and technical employees, who are covered by union contracts and are essential to the development and production of motion pictures and television programs. A strike by one or more of these unions or the possibility of a strike, work slowdown or work stoppage caused by uncertainties about, or the inability to reach agreement on, a new contract could delay or halt production activities. Such a delay or halt, depending on the length of time involved, could cause a delay or interruption in the release of new motion pictures and television programs and thereby may adversely affect operating results and cash flows in the Pictures segment. An inability to reach agreement on one or more of these union contracts or renewal on less favorable terms may also increase costs within Sony’s Pictures segment and have an adverse effect on operating results.

Increases in the costs of producing, acquiring, or marketing entertainment content, the continuing decline in physical CD and DVD sales, rapid changes in technology, and other changes in the business environment may adversely affect operating results in Sony’s Music and Pictures segments.

The success of Sony’s Music segment is highly dependent on finding and establishing artists that appeal to customers over the long term. If the Music segment is unable to find and establish new talented artists, its operating results may be adversely affected. Competition with other entertainment companies to identify, sign and retain such talent is intense as is the competition to sell their music. In the Pictures segment, high demand for top talent continues to contribute to increases in the cost of producing motion picture and television products. Competition with other entertainment companies to acquire premier motion picture and television products is intense, and could result in increased acquisition-related spending. Overall increases in production and acquisition costs of the Pictures segment’s products, as well as increases in the costs to market these products, may adversely impact the segment’s operating results.

In addition to escalating costs to produce or acquire content, rapid changes in technology, the adoption of new technology by consumers and other changes in the business environment of the Music and Pictures segments have had and may continue to have an adverse impact on operating results of both segments. Industry-wide trends such as digital theft, increasing competition for consumer discretionary spending and leisure time, the general maturation of CD and DVD formats, and the deteriorating financial condition of some major retailers and increased competition for retailer shelf space have contributed to and may continue to contribute to an industry-wide decline in physical CD and DVD sales worldwide. While newer models for selling entertainment content have emerged, such as Blu-ray Disctm, kiosk and mail order rentals, legal digital download and streaming, and distribution of entertainment content on mobile phones and other portable electronic devices, these revenue streams have not been sufficient to offset the decline in physical CD and DVD sales that have affected and may continue to affect the operating results of Sony’s Music and Pictures segments.

Sony’s Financial Services segment operates in highly regulated industries, and new rules, regulations and regulatory initiatives by government authorities may adversely affect the flexibility and the operating results of the Financial Services segment.

Sony’s Financial Services segment operates in industries subject to comprehensive regulation and supervision, including the Japanese insurance and banking industries. Future developments or changes in laws, regulations, or policies and their effects are unpredictable and may lead to increased compliance costs or limitations on operations in the Financial Services segment. For example, Japan’s Financial Services Agency has been increasing the level of its scrutiny of non-payment of insurance claims for the last few years, as life and non-life insurance companies broaden insurance benefits coverage. Due to Sony’s common branding strategy, compliance failures in any of its businesses within Sony’s Financial Services segment may have an adverse impact on the overall business reputation of the Financial Services segment. Furthermore, additional compliance costs may adversely affect the operating results of Sony’s Financial Services segment.

Declines in the value of equity securities may have an adverse impact on the operating results and financial condition of Sony’s Financial Services segment.

In the Financial Services segment, Sony Life Insurance Co., Ltd. (“Sony Life”) holds equity securities and hybrid bond securities that are affected by changes in the value of the equity market index. Declines in equity prices may result in impairment losses and losses on the sales of the equity securities held by Sony Life. In addition, reductions in gains or increases in losses on the sales of equity securities, as well as reductions in unrealized gains or increases in unrealized losses in respect of such hybrid bond securities may adversely affect the operating results and financial condition of Sony’s Financial Services segment. Declines in the yield of Sony Life’s separate account assets may result in additional policy reserves being recorded and the accelerated amortization of deferred acquisition costs, since U.S. GAAP requires the review of actuarial assumptions used for the valuation of policy reserves concerning minimum death guarantees for variable life insurance and the amortization of deferred acquisition costs. Additional policy reserves and accelerated amortization of deferred acquisition costs may have an adverse impact on Sony’s operating results.

Changes in interest rates may significantly affect the operating results and financial condition of Sony’s Financial Services segment.

Sony engages in asset liability management (“ALM”) in an effort to manage the investment assets within the Financial Services segment in a manner appropriate to Sony’s liabilities, which arise from the insurance policies Sony underwrites in both its life insurance and non-life insurance businesses and the deposits, borrowings and other liabilities in its banking business. ALM considers the long-term balance between assets and liabilities in an effort to ensure stable returns. Any failure to appropriately conduct Sony’s ALM activities, or any significant changes in market conditions beyond what Sony’s ALM may reasonably address, may have an adverse effect on the financial condition and operating results of its Financial Services segment. In particular, because Sony Life’s liabilities to policyholders generally have longer durations than its investment assets, lower interest rates tend to reduce yields on Sony Life’s investment portfolio while guaranteed yields (assumptions used for calculation of policy reserve provisions) remain generally unchanged on outstanding policies. As a result, Sony Life’s profitability and long-term ability to meet policy commitments may be adversely affected.

The investment portfolio within Sony’s Financial Services segment exposes Sony to a number of additional risks other than the risks related to declines in the value of equity securities and changes in interest rates.

In Sony’s Financial Services segment, generating stable investment income is important to its operations, and Sony invests in a variety of asset classes, including Japanese government and corporate bonds, foreign government and corporate bonds, Japanese stocks, loans and real estate. In addition to risks related to changes in interest rates and the value of equity securities, the Financial Services segment’s investment portfolio exposes Sony to a variety of other risks, including foreign exchange risk, credit risk and real estate investment risk, any or all of which may have an adverse effect on the operating results and financial condition of the Financial Services segment. For example, mortgage loans account for 90.8 percent of the total loan balance or 37.2 percent of the total assets of Sony Bank Inc. (“Sony Bank”) as of March 31, 2011. An increase in non-performing loans or a decline in the prices of real estate, the collateral for these mortgage loans provided by Sony Bank, may have an adverse effect on the creditworthiness of Sony Bank’s loan portfolio and increase credit-related costs for Sony Bank.

Differences between actual and assumed policy benefits and claims may require Sony’s Financial Services segment to increase policy reserves in the future.

Sony’s life insurance and non-life insurance businesses establish policy reserves for future benefits and claims based on the Insurance Business Act of Japan and related regulations. These reserves are calculated based on many assumptions and estimates, including the frequency and timing of the event covered by the policy, the amount of benefits or claims to be paid and the investment returns on the assets these businesses purchase with the premiums received. These assumptions and estimates are inherently uncertain, and Sony cannot determine with precision the ultimate amounts that Sony will be required to pay for, or the timing of payment of, actual benefits and claims, or whether the assets supporting the policy liabilities will grow at the level Sony assumes prior to the payment of benefits or claims. The frequency and timing of an event covered by a policy and the amount of benefits or claims to be paid are subject to a number of risks and uncertainties, many of which are outside of Sony’s control, including:

•	changes in trends underlying Sony’s assumptions and estimates, such as mortality and morbidity rates;

•	the availability of sufficient reliable data and Sony’s ability to correctly analyze the data;

•	Sony’s selection and application of appropriate pricing and rating techniques; and

•	changes in legal standards, claim settlement practices and medical care expenses.

If the actual experience of Sony’s insurance businesses becomes significantly less favorable than its assumptions or estimates, its policy reserves may be inadequate. Any changes in regulatory guidelines or standards with respect to the required level of policy reserves may also require that Sony establishes policy reserves based on more stringent assumptions, estimates or actuarial calculations. Such events may result in a need to increase provisions for policy reserves, which may have an adverse effect on the operating results and financial condition of the Financial Services segment. Furthermore, actual insurance claims that are higher than the estimated provision for policy reserves due to the occurrence of catastrophic events such as earthquakes or pandemic diseases in Japan may have an adverse effect on the operating results and financial condition of the Financial Services segment.

Sony’s physical facilities and information systems are subject to damage as a result of catastrophic disasters, outages, malfeasance or similar events.

Sony’s headquarters, some of Sony’s major data centers and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the risk of earthquakes is relatively high compared to other parts of the world. In addition, Sony’s offices and facilities, including those used for research and development, material procurement, manufacturing, motion picture and television program production, logistics, sales and services are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of any number of unexpected catastrophic events such as natural disasters, pandemic diseases, terrorist attacks, large-scale power outages and large-scale fires. If any of these facilities or offices was to experience a significant loss as a result of any of the above events, it may disrupt Sony’s operations, delay production, interrupt shipments and postpone the recording of sales, and result in large expenses to repair or replace these facilities or offices. In addition, if Sony’s suppliers are damaged by such catastrophic events, Sony may be exposed to supply shortages of raw materials, parts or components which may result in a reduction or suspension of production. For example, the Great East Japan Earthquake which occurred on March 11, 2011, caused damage to certain fixed assets including buildings, machinery and equipment as well as inventories at manufacturing sites and warehouses. Production at ten manufacturing sites had been suspended due to damage caused by the Great East Japan Earthquake, though all of them had resumed or partially resumed production by May 30, 2011. In addition, Sony has been and may continue to be impacted by reductions or suspensions of production caused by disruptions of electricity and water supplies as well as supply shortages of components. Sony may also be impacted by product quality degradation caused by using replacement components, interruption of logistics services, or a general decline in demand in the Japanese market. Another major earthquake in Japan, especially in Tokyo where Sony headquarters are located, the Tokai area where many of Sony’s product manufacturing sites are located, or the Kyushu area, where Sony’s semiconductor manufacturing sites are located, could cause greater damage than the Great East Japan Earthquake to Sony’s business operations, which may adversely affect Sony’s operating results and financial condition.

Moreover, as network and information systems have become increasingly important to Sony’s operating activities, the impact of network and information system shutdowns increases. Shutdowns may be caused by the above and other unforeseen events, such as software or hardware defects, computer viruses and computer hacking. For example, Sony’s network services, online game business and websites of certain subsidiaries have been subject to cyber-attacks during the spring of 2011 resulting in some instances in a temporary interruption in services.

Similar events in the future may result in the disruption of Sony’s major business operations, delays in production, shipments and recognition of sales, and large expenditures necessary to enhance, repair or replace such facilities and network and information systems. Furthermore, Sony may not be able to obtain sufficient future insurance to cover the resulting expenditures and losses, and insurance premiums may increase. These situations may have an adverse impact on Sony’s operating results and financial condition.

Sony’s reputation and business may be harmed and Sony may be subject to legal claims if there is loss, disclosure or misappropriation of or access to its customers’ or its business partners’ or its own information or other breaches of its information security.

Sony makes extensive use of online services and centralized data processing, including through third party service providers. The secure maintenance and transmission of customer information is a critical element of Sony’s operations. Sony’s information technology and other systems that maintain and transmit customer information, or those of service providers or business partners, may be compromised by a malicious third party penetration of Sony’s network security, or that of a third party service provider or business partner, or impacted by advertent or inadvertent actions or inactions by Sony employees, or those of a third party service provider or business partner. As a result, Sony’s customers’ information may be lost, disclosed, accessed or taken without the customers’ consent. For example, Sony’s network services, online game business and websites of certain subsidiaries have been subject to cyber-attacks during the spring of 2011, resulting in some instances in unauthorized access to and the potential or actual theft of, customer information.

In addition, Sony, third party service providers and other business partners process and maintain proprietary Sony business information and data related to Sony’s business-to-business customers, suppliers and other business partners. Sony’s information technology and other systems that maintain and transmit this information, or those of service providers or business partners, may also be compromised by a malicious third party penetration of Sony’s network security or that of a third party service provider or business partner, or impacted by advertent or inadvertent actions or inactions by Sony employees or those of a third party service provider or business partner. As a result, Sony’s business information, customer, supplier, and other business partner data may be lost, disclosed, accessed or taken without their consent.

Any such loss, disclosure or misappropriation of, or access to, customers’ or business partners’ information or other breach of Sony’s information security can result in legal claims or legal proceedings, including regulatory investigations and actions, may have a serious impact on Sony’s reputation and may adversely affect Sony’s businesses, operating results and financial condition. Furthermore, the loss, disclosure or misappropriation of Sony’s business information may adversely affect Sony’s businesses, operating results and financial condition.

Sony’s business may suffer as a result of adverse outcomes of current or future litigation and regulatory actions.

Sony faces the risk of litigation and regulatory proceedings in different countries in connection with its operations. Legal proceedings, including regulatory actions, may seek recovery of very large indeterminate amounts or to limit Sony’s operations, and the possibility that they may arise and their magnitude may remain unknown for substantial periods of time. For example, legal proceedings, including regulatory actions, may result from antitrust scrutiny of market practices for anti-competitive conduct. A substantial legal liability or adverse regulatory outcome and the substantial cost to defend the litigation or regulatory proceedings may have an adverse effect on Sony’s business, operating results, financial condition, cash flows and reputation.

Sony is subject to financial and reputational risks due to product quality and liability issues.

Sony products, such as consumer products, non-consumer products, parts and components, semiconductors, software as well as network services are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur and as demand increases for digital equipment. This trend may increase product quality and liability exposure. Sony’s efforts to manage the rapid advancements in technologies and increased demand as well as to control product quality may not be successful. As a result, Sony may incur expenses in connection with, for example, product recalls, after-sales services and lawsuits, and Sony’s brand image and reputation as a producer of high-quality products and services may suffer. These issues are not only relevant to the final Sony products that are sold directly to customers but also to the final products of other companies that are equipped with Sony’s components, such as the semiconductors mentioned above.

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

Further, Sony’s operating results and financial condition could be adversely affected by future pension funding requirements pursuant to the Japanese Defined Benefit Corporate Pension Plan Act (“Act”). Under the Act, Sony is required to meet certain financial criteria including periodic actuarial revaluation and annual settlement of gains or losses of the plan. In the event that the actuarial reserve required by law exceeds the fair value of pension plan assets and that the fair value of pension assets may not be recovered within a certain moratorium period permitted by laws and/or special legislative decree, Sony may be required to make an additional contribution to the plan, which may reduce cash flows. Similarly, if Sony is required to make an additional contribution to a foreign plan to meet any funding requirements in accordance with local laws and regulations in each country, Sony’s cash flows might be adversely affected. If Sony is required to increase cash contributions to its pension plans when actuarial assumptions, such as an expected long-term rate of return of the pension plan assets, are updated for purposes of determining statutory contributions, it might become an adverse factor on Sony’s cash flow for a considerable number of years.

Sony may not be able to fully utilize its deferred tax assets, and changes in Sony’s tax rates or exposure to additional tax liabilities could adversely affect its operating results and financial condition.

Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of Sony’s business, there are many situations where the ultimate tax determination can be uncertain, sometimes for an extended period. The calculation of Sony’s tax provision and the carrying value of tax assets and liabilities requires significant judgment and the use of estimates, including estimates of future taxable income.

Sony currently believes that its deferred tax assets, a significant component of which are net operating loss carryforwards, are more likely than not to be realized (except where a valuation allowance has been recorded) through sufficient future taxable income coupled with prudent and feasible tax planning strategies. However, some of these deferred tax assets could expire unused or not be realizable if Sony is unable to implement tax planning strategies or generate sufficient taxable income in the appropriate jurisdiction in the future (from operations and/or tax planning strategies) to utilize them, or if Sony enters into transactions that limit its legal ability to use them. If it becomes more likely than not that Sony’s deferred tax assets will expire unused and are not available to offset future taxable income, or otherwise will not be realizable, Sony will have to recognize an additional valuation allowance. This would increase Sony’s income tax expense or result in Sony’s forgoing any associated cash tax reduction available in future periods. Therefore, Sony’s net income (loss) attributable to Sony’s stockholders and financial condition would be adversely affected in the period or periods in which an additional valuation allowance is recorded or deferred tax assets expire unused. For example, for the year ended March 31, 2011, a valuation allowance in the amount of 362.3 billion yen was established against deferred tax assets at Sony Corporation and its national tax filing group in Japan.

A key factor in the evaluation of the deferred tax assets and the valuation allowance is the determination of the uncertain tax positions related to the adjustments for Sony’s intercompany transfer pricing. Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of Sony’s business there are many transactions, including intercompany charges, where the ultimate tax determination is uncertain. Sony is subject to continuous examination of its income tax returns by tax authorities and, as a result, Sony regularly assesses the likelihood of the adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. Significant judgment is required in making these assessments and, as additional evidence becomes available in subsequent periods, the ultimate outcomes for Sony’s uncertain tax positions and, accordingly, its valuation allowance assessments may potentially have an adverse impact on Sony’s future earnings and financial condition.

In addition to the above, Sony’s future effective tax rates may be unfavorably affected by changes in both the statutory rates and the mix of earnings in countries with differing statutory rates or by other factors such as changes in tax laws and regulations or their interpretation, including limitations or restrictions on the use of net operating loss and income tax credit carryforwards.

Sony could incur asset impairment charges for goodwill, intangible assets or other long-lived assets.

Sony has a significant amount of goodwill, intangible assets and other long-lived assets. A decline in financial performance or changes in estimates and assumptions used in the impairment analysis, which in many cases require significant judgment, could result in impairment charges. Sony tests goodwill and intangible assets that are determined to have an indefinite life for impairment during the fourth quarter of each fiscal year and assesses whether factors or indicators, such as unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, have become apparent that would require an interim test. The recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value.

When determining whether an impairment has occurred or calculating such impairment for goodwill, an intangible asset or other long-lived asset, fair value is determined using the present value of estimated cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. Changes in estimates and/or revised assumptions impacting the present value of estimated future cash flows may result in a decrease in the fair value of a reporting unit, where goodwill is tested for impairment, or a decrease in fair value of intangible assets, long-lived assets or asset groups. The decrease in fair value could result in a non-cash impairment charge. Any such charge may adversely affect Sony’s operating results and financial condition.

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

Sony is subject to a wide range of regulations related to social responsibility, such as environmental, occupational health and safety, and certain human rights regulations that can increase the costs of operations, limit its activities, or affect its reputation.

Sony is subject to a broad range of social responsibility laws and regulations covering issues related, inter-alia, to the environment, occupational health and safety and human rights. These include laws and regulations relating to air pollution; water pollution; the management, elimination or reduction of the use of hazardous substances; energy efficiency of certain products; waste management; recycling of products, batteries and packaging materials; site remediation; worker and consumer health and safety; and human rights issues such as those related to the procurement and production processes. These laws and regulations may become more stringent, or additional laws and regulations may be adopted in the future.

For example, Sony is currently required to comply with a number of environmental regulations enacted by the EU, such as the Restriction of Hazardous Substances (“RoHS”) Directive, the Waste Electrical and Electronic Equipment (“WEEE”) Directive, and the Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”) regulation. Similar regulations are being formulated in other parts of the world, including China and South American countries. Sony is also required to comply with regulations or governmental policies related to climate change issues such as carbon disclosure, green house gas emission reduction, carbon taxes and energy efficiency for electronics products. Supply chain regulations addressing certain energy consumption and CO2 emissions have already been introduced in Japan, and other countries may introduce similar regulations in the near future. In addition, the “cap and trade” system on emissions (such as the Tokyo Metropolitan Government’s “Obligation to Reduce Absolute Green House Gas Emissions and Emissions Trading System”) already applies in some locations, and similar cap and trade systems may be established in other regions or countries. Similarly, the May 2011 revision of the “Global Guidelines for Responsible Business Conduct: OECD Guidelines for Multinational Enterprises” may trigger the establishment of new laws and regulations. Additionally, Sony is subject to a range of laws and regulations related specifically to purchasing activities, including raw materials procurement, in respect of the environment, human rights, labor and armed conflict. Sony may be required to comply with new laws and regulations of this kind, such as the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 1502.

New laws and regulations may result in an increase in Sony’s cost of compliance. Additionally, if Sony is not perceived as having responded to existing and new laws and regulations in these varied areas, it may result in fines, penalties, legal judgments or other costs or remediation obligations, and may adversely affect Sony’s operating results and financial condition. In addition, such a finding of non-compliance, or the perception that Sony has not responded appropriately to growing consumer concern for such issues, whether or not legal requirements, may adversely affect Sony’s reputation. Its operating results and financial condition may also be adversely affected if consumers therefore choose to purchase products of other companies.

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

In March 1968, Sony Corporation established CBS/Sony Records Inc. in Japan, as a 50-50 joint venture company between Sony Corporation and CBS Inc. in the U.S. In January 1988, the joint venture became a wholly owned subsidiary of Sony Corporation, and in April 1991, changed its name to Sony Music Entertainment (Japan) Inc. (“SMEJ”). In November 1991, SMEJ was listed on the Second Section of the TSE.

In September 1970, Sony Corporation was listed on the New York Stock Exchange.

In August 1979, Sony Corporation established Sony Prudential Life Insurance Co., Ltd. in Japan, as a 50-50 joint venture company between Sony Corporation and The Prudential Insurance Company of America. In April 1991, the joint venture changed its name to Sony Life Insurance Co., Ltd. (“Sony Life”). In March 1996, Sony Life became a wholly owned subsidiary of Sony Corporation, and in April 2004, with the establishment of Sony Financial Holdings Inc. (“SFH”), a financial holding company, Sony Life became a wholly owned subsidiary of SFH.

In July 1984, Sony Magnescale Inc., a subsidiary of Sony Corporation, was listed on the Second Section of the TSE. The subsidiary changed its name to Sony Precision Technology Inc. in October 1996 and then to Sony Manufacturing Systems Corporation in April 2004.

In July 1987, Sony Chemicals Corporation, a subsidiary of Sony Corporation, was listed on the Second Section of the TSE. The subsidiary changed its name to Sony Chemical & Information Device Corporation in July 2006.

In January 1988, Sony Corporation acquired CBS Records Inc., a music business division of CBS Inc. in the U.S. The acquired company changed its name to Sony Music Entertainment Inc. in January 1991 and then to Sony Music Holdings Inc. in December 2008.

In November 1989, Sony Corporation acquired Columbia Pictures Entertainment, Inc. in the U.S. In August 1991, Columbia Pictures Entertainment, Inc. changed its name to Sony Pictures Entertainment Inc. (“SPE”).

In November 1993, Sony established Sony Computer Entertainment Inc. (“SCEI”) in Japan.

In January 2000, acquisition transactions by way of a share exchange were completed such that SMEJ, Sony Chemicals Corporation (currently Sony Chemical & Information Device Corporation), and Sony Precision Technology Inc. (currently Sony Manufacturing Systems Corporation) — all three subsidiaries which had been listed on the TSE became wholly owned subsidiaries of Sony Corporation.

In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which was intended to be linked to the economic value of Sony Communication Network Corporation. All shares of the subsidiary tracking stock were terminated and converted to shares of common stock of Sony Corporation in December 2005. The subsidiary was listed on the Mother’s market of the TSE in December 2005 (and has been traded on the First Section of the TSE since January 2008) and was renamed So-net Entertainment Corporation (“So-net”) in October 2006. Sony Corporation continues to hold a majority of the shares of So-net.

In October 2001, Sony Ericsson Mobile Communications AB (“Sony Ericsson”), a 50-50 joint venture company between Sony Corporation and Telefonaktiebolaget LM Ericsson (“Ericsson”) of Sweden, was established.

In October 2002, Aiwa Co., Ltd. (“Aiwa”), then a TSE-listed subsidiary, became a wholly owned subsidiary of Sony Corporation. In December 2002, Aiwa was merged into Sony Corporation.

In June 2003, Sony Corporation adopted the “Company with Committees” corporate governance system in line with the revised Japanese Commercial Code then effective. (Refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees.”)

In April 2004, Sony Corporation established SFH, a financial holding company, in Japan. Sony Life, Sony Assurance Inc. (“Sony Assurance”), and Sony Bank Inc. (“Sony Bank”) became subsidiaries of SFH.

In April 2004, S-LCD Corporation (“S-LCD”), a joint venture between Sony Corporation and Samsung Electronics Co., Ltd. of Korea for the manufacture of amorphous thin film transistor (“TFT”) liquid crystal display (“LCD”) panels, was established in Korea. Sony’s stake in S-LCD is 50 percent minus 1 share.

In August 2004, Sony combined its worldwide recorded music business, excluding its recorded music business in Japan, with the worldwide recorded music business of Bertelsmann AG (“Bertelsmann”), forming a 50-50 joint venture, SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”). In October 2008, Sony acquired Bertelsmann’s 50 percent equity interest in SONY BMG. As a result of the acquisition, SONY BMG became a wholly owned subsidiary of Sony. In January 2009, SONY BMG changed its name to Sony Music Entertainment (“SME”).

In October 2007, SFH was listed on the First Section of the TSE in conjunction with the global initial public offering of shares of SFH by Sony Corporation and SFH.

In December 2009, Sharp Display Products Corporation (“SDP”), a joint venture between Sony Corporation and Sharp Corporation for the production and sale of large-sized LCD panels and modules, was established. Sony’s ownership in SDP is 7 percent.

Sony Corporation’s registered office is located at 7-1, Konan 1-chome, Minato-ku, Tokyo 108-0075, Japan, telephone +81-3-6748-2111.

The agent in the U.S. for purposes of this Item 4 is Sony Corporation of America (“SCA”), 550 Madison Avenue, New York, NY 10022 (Attn: Office of the General Counsel).

Principal Capital Investments

In the fiscal years ended March 31, 2009, 2010 and 2011, Sony’s capital expenditures (additions to fixed assets on the balance sheets) were 332.1 billion yen, 192.7 billion yen and 204.9 billion yen, respectively. Sony’s capital expenditures are expected to be approximately 330 billion yen during the fiscal year ending March 31, 2012. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects.” The funding requirements of such various capital expenditures are expected to be financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.

Sony invested approximately 50 billion yen in the semiconductor business during the fiscal year ended March 31, 2011. Sony plans to invest approximately 160 billion yen in the semiconductor business in the fiscal year ending March 31, 2012. In September 2010, Sony announced its investment plan of approximately 40 billion yen in Sony Semiconductor Kyushu Corporation’s Kumamoto Technology Center to increase production capacity for complementary metal-oxide semiconductor (“CMOS”) image sensors. This investment started in the second half of the fiscal year ended March 31, 2011 and will be completed during the fiscal year ending March 31, 2012. In December 2010, Sony announced an additional plan to invest approximately 100 billion yen in Sony Semiconductor Kyushu Corporation’s Nagasaki Technology Center during the fiscal year ending March 31, 2012, to further increase the production capacity for CMOS image sensors. As a result of these two investment plans, Sony’s total production capacity for charged coupled devices (“CCDs”) and CMOS image sensors is expected to increase from the level of approximately 25,000 wafers per month (as of December 2010) to approximately 50,000 wafers per month by the end of March 2012.

Business Overview

Sony is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game consoles and software. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third party contract manufacturers for certain products. Sony’s products are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales via the Internet. Sony is engaged in the development, production and acquisition, manufacturing, marketing, distribution and broadcasting of image-based software, including motion picture, home entertainment and television products. Sony is also engaged in the development, production and acquisition, manufacture, and distribution of recorded music. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary. In addition to the above, Sony is engaged in a network services business and an advertising agency business in Japan.

Sony realigned its reportable segments from the first quarter of the fiscal year ended March 31, 2011, to reflect modifications to the organizational structure as of April 1, 2010. The business overview of Sony is presented in accordance with the realigned segments: the Consumer, Professional & Devices (“CPD”), the Networked Products & Services (“NPS”), Pictures, Music, Financial Services, and Sony Ericsson. For further details, please refer to “Item 5. Operating and Financial Review and Prospects.”

Products and Services

Consumer, Professional & Devices

The following table sets forth Sony’s CPD segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2009		2010		2011
	(Yen in millions)

Televisions	1,275,692	(32.5)	1,005,773	(31.4)	1,200,491	(35.9)
Digital Imaging	831,820	(21.2)	664,502	(20.7)	642,570	(19.2)
Audio and Video	531,542	(13.5)	449,882	(14.0)	426,594	(12.7)
Semiconductors	310,682	(7.9)	299,715	(9.4)	358,396	(10.7)
Components	613,013	(15.6)	476,097	(14.8)	410,090	(12.3)
Professional Solutions	346,326	(8.8)	295,360	(9.2)	287,394	(8.6)
Other	17,311	(0.5)	16,217	(0.5)	19,513	(0.6)

CPD Total	3,926,386	(100.0)	3,207,546	(100.0)	3,345,048	(100.0)

Televisions:

“Televisions” includes LCD televisions.

Digital Imaging:

“Digital Imaging” includes home-use video cameras, compact digital cameras and interchangeable single-lens cameras.

Audio and Video:

“Audio and Video” includes Blu-ray Disctm players/recorders, DVD-Video players/recorders, home theater, home audio systems, portable audio and car audio.

Semiconductors:

“Semiconductors” includes CCDs, CMOS image sensors, system LSIs, small- and medium-sized LCD panels and other semiconductors.

Components:

“Components” includes batteries, optical disk drives, chemical products*, audio/video/data recording media, storage media and optical pickups.

* Chemical products include materials and components for electronic devices such as anisotropic conductive films.

Professional Solutions:

“Professional Solutions” includes broadcast- and professional-use products, and other B2B business.

Networked Products & Services

The following table sets forth Sony’s NPS segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2009		2010		2011
	(Yen in millions)

Game	984,855	(58.5)	840,711	(55.6)	798,405	(53.5)
PC and Other Networked Businesses	699,903	(41.5)	670,864	(44.4)	694,731	(46.5)

NPS Total	1,684,758	(100.0)	1,511,575	(100.0)	1,493,136	(100.0)

Game:

SCEI develops, produces, markets and distributes PlayStation®3 (“PS3”), PSP® (PlayStation®Portable) (“PSP”) and PlayStation®2 (“PS2”) hardware, related package software and PlayStation®Network service. Sony Computer Entertainment America LLC (“SCEA”) and Sony Computer Entertainment Europe Ltd. (“SCEE”) market and distribute PS3, PSP and PS2 hardware, and develop, produce, market and distribute related package software and PlayStation®Network service locally in the U.S. and Europe. SCEI, SCEA and SCEE enter into licenses with third party software developers and publishers.

PC and Other Networked Businesses:

“PC and Other Networked Businesses” includes PCs and flash memory digital audio players and digital ebook readers.

Pictures

Global operations in the Pictures segment encompass motion picture production, acquisition and distribution; television production, acquisition and distribution; home entertainment acquisition and distribution; worldwide television networks; digital content creation and distribution; operation of studio facilities; and development of new entertainment products, services and technologies, including 3D. SPE distributes entertainment in more than 142 countries.

SPE’s motion picture arm, the Columbia TriStar Motion Picture Group, includes SPE’s principal motion picture production organizations, Columbia Pictures, TriStar Pictures, Screen Gems, Sony Pictures Classics, and the International Motion Picture Production Group.

Sony Pictures Television (“SPT”) develops and produces television programming for broadcast, cable and first-run syndication, including scripted series, unscripted “reality” or “light entertainment,” daytime serials, game shows, animated series, made for television movies and miniseries and other programming. SPT also produces content for the Internet and mobile devices and operates Crackle, a multi-platform video entertainment network focusing on premium video content. Internationally, SPT produces local language programming in key markets around the world, some of which are co-produced with local partners, and sells SPE-owned formats in approximately 75 countries. SPT also owns or has investments in worldwide television networks with 120 channel feeds, which are available in more than 142 countries worldwide.

Sony Pictures Home Entertainment (“SPHE”) distributes SPE’s home entertainment products (DVD, Blu-ray Disc and digital) as well as products acquired or licensed from third parties. Sony Pictures Worldwide Acquisitions Group produces new product, and acquires or licenses third party product, for distribution in the home entertainment market as well as other markets. Sony Pictures Digital Production operates Sony Pictures Imageworks, a digital production studio, and Sony Pictures Animation, a developer and producer of computer graphic animated films. SPE also manages a studio facility, Sony Pictures Studios, which includes post production facilities, at SPE’s world headquarters in Culver City, California.

Music

Music includes SME, SMEJ, and a 50 percent owned U.S. based joint venture in the music publishing business, Sony/ATV Music Publishing LLC (“Sony/ATV”). SME, a global entertainment company, excluding Japan, is engaged primarily in the development, production and distribution of recorded music in all commercial formats and genres; SMEJ is a Japanese domestic recorded music business that produces recorded music and music videos through contacts with many artists in all music genres; Sony/ATV is a U.S.-based music publishing business that owns and acquires rights to musical compositions, exploiting and marketing these compositions and receiving royalties or fees for their use.

Financial Services

In the Financial Services segment, on April 1, 2004 Sony established a wholly owned subsidiary, SFH, a holding company for Sony Life, Sony Assurance and Sony Bank, with the aim of integrating various financial services including insurance and savings and loans, and offering individual customers high value-added products and high-quality services. On October 11, 2007, in conjunction with the global initial public offering of shares of SFH, the shares of SFH were listed for trading on the First Section of the TSE. Following this global offering, SFH remains a consolidated subsidiary of Sony Corporation, which is the majority shareholder of SFH.

Sony conducts insurance and banking operations primarily through Sony Life, a Japanese life insurance company, Sony Assurance, a Japanese non-life insurance company, and Sony Bank, a Japanese Internet-based bank, which are all wholly owned by SFH. Aside from SFH, during the fiscal year ended March 31, 2011, Sony divested a leasing and a portion of its credit card business in Japan conducted through Sony Finance International Inc. (“SFI”), a wholly owned subsidiary of Sony Corporation. In November 2010, the leasing business was transferred to a newly established joint venture, the majority of which is held by a third party leasing company, and has been accounted for under the equity method. Of SFI’s credit card businesses, some portions were divested during the fiscal year ended March 31, 2011 and the “Sony Card” business was transferred to Sony Bank in May 2011, completing the restructuring of SFI’s credit card businesses.

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

All Other

All Other consists of various operating activities, including Blu-ray Disc, DVD and CD disc manufacturing business, So-net (a subsidiary operating an Internet service provider business and various medical-related Internet services for healthcare professionals mainly in Japan), and a mobile phone original equipment manufacturing (“OEM”) business in Japan for wireless device customers. Sony’s products and services are generally unique to a single operating segment.

Sales and Distribution

Consumer, Professional & Devices and Networked Products & Services

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

Japan:

Sony Marketing (Japan) Inc. markets consumer electronics products mainly through retailers. Sony Business Solutions Corporation markets professional electronics products and services. For electronic components, Sony sells products directly to wholesalers and manufacturers.

United States:

Sony markets its electronics products and services through Sony Electronics Inc. and other wholly owned subsidiaries in the U.S.

Europe:

In Europe, Sony’s electronics products and services are marketed through sales subsidiaries including CJSC Sony Electronics in Russia, Sony Europe Limited in the United Kingdom, Sony France S.A., Sony Deutschland G.m.b.H., Sony Italia S.p.A. and Sony Espana S.A.

Asia-Pacific:

In Asia-Pacific, Sony’s electronics products and services are marketed through sales subsidiaries including Sony (China) Limited, Sony Corporation of Hong Kong Limited, Sony Taiwan Limited, Sony India Private Limited and Sony Electronics of Korea Corporation.

Other Areas:

In overseas areas other than the U.S., Europe and Asia-Pacific, Sony’s electronics products and services are marketed through sales subsidiaries including Sony Gulf FZE in the United Arab Emirates, Sony of Canada Limited and Sony de Mexico S.A.de C.V.

PS3, PSP and PS2 hardware and related software are marketed and distributed by SCEI, SCEA, SCEE and subsidiaries in Asia. PlayStation®Network is mainly operated by Sony Network Entertainment International LLC as well as SCEI and its subsidiaries.

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

The worldwide home entertainment distribution of SPE’s motion pictures and television programming (and programming acquired or licensed from others) is handled through SPHE, except in certain countries where SPE has joint distribution arrangements with other studios or arrangements with independent local distributors. Product is distributed on DVD, Blu-ray, and various digital formats.

The worldwide television distribution of SPE’s motion pictures and television programming (and programming acquired or licensed from others) is handled through SPT. SPE’s library of television programming and motion pictures is licensed to broadcast and cable networks, including free and pay television, first-run and off-network syndication and digital distribution throughout the world.

SPE’s worldwide television networks are distributed to multiple distribution platforms such as cable, satellite platforms, Internet Protocol Television (IPTV) systems, and mobile operators for delivery to viewers around the world. These networks generate advertising and subscription revenues.

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

Sony owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business through a joint venture with a third party investor in countries other than Japan primarily under the Sony/ATV name.

Financial Services

Sony Life conducts its life insurance business primarily in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner® sales employees and Partner independent sales agents. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2011, Sony Life employed 4,017 Lifeplanner® sales employees. As of the same date, Sony Life maintained an extensive service network including 84 Lifeplanner® retail offices, 27 regional sales offices, and 2,064 sales agents in Japan. Sony Life also has one representative office in Beijing and Taipei, which opened in October 2008 and July 2009 respectively, for the purpose of researching the financial and life insurance market in China and Taiwan respectively. In addition, Sony Life’s life insurance business also includes sales in the Philippines through Sony Life’s wholly owned subsidiary, Sony Life Insurance (Philippines) Corporation. As part of its plan to expand its sales of individual annuity products, Sony Life established a Japanese joint venture company with AEGON N.V. The 50-50 joint venture, known as AEGON Sony Life Insurance Co., Ltd. was established in August 2009, and began operations in Japan in December 2009.

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

Sony Bank has conducted banking operations in Japan since June 2001. As an Internet bank focusing on the asset management and borrowing needs of individual customers, Sony Bank offers an array of products and services including yen and foreign currency deposits, investment trusts, mortgages and other individual loans. By using Sony Bank’s transaction channel, the “MONEYKit” service website, account holders can invest and manage assets according to their life plans over the Internet. As part of its plan to respond to its customers’ diverse asset management needs, Sony Bank launched online securities brokerage services through its wholly owned subsidiary, Sony Bank Securities Inc., in October 2007. In May 2011, Sony Bank launched a credit card business in Japan by taking over the “Sony Card” business from SFI.

Sony Ericsson

Along with its global corporate functions in London, Sony Ericsson has sales and marketing operations in all major regions of the world, as well as manufacturing in China and product development sites in China, Japan, Sweden and the United States.

All Other

Sony DADC Corporation (“Sony DADC”) offers Blu-ray Disc, DVD and CD disc media replication services as well as digital and physical supply chain solutions to business customers in the entertainment, education, and information industries. So-net provides Internet broadband network services to subscribers as well as creates and distributes content through its portal services to various electronics product platforms (e.g., PCs, mobile phones). For example, it distributes a medical Internet portal service to physicians and healthcare professionals, and an online game service via PC and other platforms. The OEM business of Sony EMCS Corporation manufactures mobile phones for wireless device customers.

Sales to Outside Customers by Geographic Area

The following table shows Sony’s consolidated sales to outside customers in each of its major markets for the periods indicated. Figures in parentheses indicate the percentage contribution of each region to total worldwide sales and operating revenue.

	Fiscal year ended March 31
	2009		2010		2011
	(Yen in millions)

Japan	1,873,219	(24.2)	2,099,297	(29.1)	2,152,552	(30.0)
United States	1,827,812	(23.6)	1,595,016	(22.1)	1,443,693	(20.1)
Europe	1,987,692	(25.7)	1,644,698	(22.8)	1,539,432	(21.4)
Asia-Pacific	1,285,551	(16.6)	1,193,573	(16.6)	1,288,412	(17.9)
Other Areas	755,719	(9.9)	681,414	(9.4)	757,184	(10.6)

Total	7,729,993	(100.0)	7,213,998	(100.0)	7,181,273	(100.0)

Sources of Supply

Sony pursues procurement of raw materials, parts and components to be used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Sony still maintains its general policy of multiple suppliers for the most important parts and components and, in the fiscal year ended March 31, 2011, Sony continued activities to optimize the total number of its suppliers to achieve efficiencies.

When raw materials, parts and components become scarce, the cost of production rises. For example, the market price of copper has the potential to proportionately affect the cost of parts that utilize copper, such as printed circuit boards and power cables. The price of gold, which is used in applications involving a range of semiconductor products, may also fluctuate and impact the cost of those items. The price of resin may impact the cost of plastic parts, and the price of tantalum may have a similar impact on the cost of capacitors which are used in wide range of consumer electronics products. With respect to parts and components, LCD panels and memory devices, which are used in multiple applications, can influence Sony’s business performance when the cost of such parts and components fluctuates substantially.

After-Sales Service

In the CPD and NPS segments, Sony provides repair and servicing functions in the areas where its products are sold. Sony provides these services through its own call centers, service centers, factories, authorized independent service centers, authorized servicing dealers and subsidiaries.

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

Consumer, Professional & Devices

Sony believes that its product planning and product design expertise, the high quality of its products, its record of innovative product introductions and product improvements, its price competitiveness derived from reductions in manufacturing and indirect costs, and its extensive marketing and servicing efforts are important factors in maintaining its competitive position.

Networked Products & Services

Hardware products such as PCs face competition similar to consumer electronics in the CPD segment. Competition in the game business is different. The success of the game business is determined by the availability of attractive software titles and related content, the computational power and reliability of the secured systems, and the ability to create new experiences via network services, downloadable content, and peripherals.

Pictures

SPE faces intense competition from all forms of entertainment and other leisure activities to attract the attention of audiences worldwide. SPE competes with other motion picture studios and, to a lesser extent, with independent production companies. SPE must compete to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products. In motion picture production and distribution, SPE faces competition to obtain exhibition and distribution outlets and optimal release dates for its products. In addition, SPE faces intense competition from other entertainment companies to acquire premier motion picture and television products from third parties. Competition in television production and distribution is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast and cable networks, and other outlets both in the U.S. and internationally. Furthermore, broadcast networks in the U.S. continue to produce their own shows internally. This competitive environment may result in fewer opportunities to produce shows for U.S. networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. SPE’s worldwide television networks compete for viewers with broadcast and cable networks, Internet and other forms of entertainment. The growth in the number of networks around the world has increased the competition for advertising and subscription revenues, acquisition of programming, and distribution by cable, satellite and other distribution systems.

Music

Success is dependent to a large extent upon the artistic and creative abilities of artists, producers and employees and is subject to the vagaries of public taste. The Music segment’s future competitive position depends on its continuing ability to attract and develop artists who can achieve a high degree of public acceptance.

Financial Services

In the Financial Services segment, Sony faces strong competition in the financial services markets in Japan. In recent years, the regulatory barriers between the life insurance and non-life insurance industries as well as among the insurance, banking and securities industries have been relaxed, resulting in new competitive pressures.

Sony Life competes not only with traditional insurance companies in Japan but also with other companies including online insurance companies, foreign-owned life insurance companies and a number of Japanese cooperative associations.

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

In the Financial Services segment, it is important to maintain a strong and healthy financial foundation for the business as well as to meet diversifying customer needs. Sony Life has maintained a high solvency margin ratio, relative to Japanese domestic criteria that require the maintenance of a minimum solvency margin ratio. Sony Assurance also has maintained a high solvency margin ratio relative to the above-mentioned Japanese domestic criteria. Sony Bank has maintained an adequate capital adequacy ratio relative to the Japanese domestic criteria concerning this ratio.

Sony Ericsson

Sony Ericsson faces competition with the world’s largest mobile handset manufacturers and its recent strategy is to focus on the smartphone segment using the Android operating system.

All Other

Sony DADC is facing intense price competition as well as contraction of the worldwide DVD and CD package media markets, as storage of digital content shifts from physical media to online servers. In such an environment, Sony DADC faces the challenges of expanding its digital media services to meet customers’ requirements by taking advantage of digital media innovations (e.g., Blu-ray Disc) as well as the development of digital telecommunication networks and the expansion of Internet services. So-net faces competition in the Internet service provider business from other service providers in Japan, including telecommunications companies that possess their own telecommunication lines. Rapid technological advancement has created many new opportunities but it has also increased the rate at which new and more efficient services must be brought to market to earn customer approval. Customer price elasticity is high, and users are able to change Internet service providers with increasing ease. In the medical Internet service and online-game service, competition may become more intense due to the possibility of new entrants and drastic change in the market environment. Some of So-net’s current competitors have a stronger financial position, larger customer base, and better name recognition.

Government Regulations

Sony’s business activities are subject to various governmental regulations in the different countries in which it operates, including regulations relating to various business/investment approvals, trade affairs including customs, import and export control, competition and antitrust, anti-bribery, advertising and promotion, intellectual property, broadcasting, consumer and business taxation, foreign exchange controls, personal information protection, product safety, labor, human rights, conflict, occupational health and safety, environmental and recycling requirements.

In Japan, Sony’s insurance businesses are subject to the Insurance Business Act and approvals and oversight from the Financial Services Agency (“FSA”). The Insurance Business Act specifies the types of businesses insurance companies may engage in, imposes limits on the types and amounts of investments that can be made and requires insurance companies to maintain specified reserves and a minimum solvency margin ratio. Particularly, life insurance companies must maintain a premium reserve (for the portion of other than unearned premiums), an unearned premium reserve, a reserve for refunds with respect to certain insurance contracts of life insurance companies specified in such regulations, and a contingency reserve in amounts no lower than the amounts of the “standard policy reserve” as set forth by the regulatory guidelines. Non-life insurance companies are also required to provide a policy reserve. The primary purpose of the Insurance Business Act and related regulations is to protect policyholders, not shareholders. Sony Bank is also subject to regulation by the FSA under the Banking Act of Japan, including the requirement that it maintain a minimum capital adequacy ratio in accordance with capital adequacy guidelines adopted by the FSA based on the Basel II agreement, and new guidelines to be adopted based on the Basel III agreement in the near future. The FSA has broad regulatory powers over insurance and banking businesses in Japan, including the authority to grant or revoke operating licenses and to request information and conduct onsite inspections of books and records. In addition, Sony’s telecommunication businesses in Japan are subject to approvals and oversight from the Ministry of Internal Affairs and Communications, under the Telecommunication Business Act and other regulations related to the Internet businesses and communication methods in Japan.

Social Responsibility Regulations Such as Environmental and Human Rights Regulations

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

Sony has taken steps to address new regulations or governmental policies related to climate change including carbon disclosure, green house gas emission reduction, carbon taxes and energy efficiency for electronics products. For example, Sony has established an internal risk management system in response to the EU directive on energy-related products and their energy efficiency (“ErP”). Moreover, Japan has already introduced a regulation for cargo owners such as Sony to exert efforts to control energy consumption and CO2 emissions from their logistics operations. Additionally, Sony recognizes that emissions trading systems are already established or being considered for legislation in various countries and regions. For example, EU-ETS (European Union) and CRC (UK) are already established, and although Sony is not subject to EU-ETS’s scope of application, Sony group companies in the UK are responding to CRC. The Waxman-Markey bill (USA) and AU-ETS (Australia) are being considered for legislation and may have an effect on Sony group companies in those regions. In Japan, the Tokyo Metropolitan Government’s cap and trade system, “Obligation to Reduce Absolute Green House Gas Emissions and Emissions Trading System,” went into force in April 2010. This regulation requires large-sized sites in the Tokyo metropolitan area to reduce their average emissions over a five-year period to below a certain quantity and establishes an emission trading scheme to allow regulated entities to meet emission quantity targets set by law. Sony Corporation and Sony Life are subject to this regulation.

Sony also monitors and evaluates newly adopted laws and regulations that may affect its operations applicable to purchasing activities including the procurement of raw materials, with respect to environmental, occupational health and safety, human rights, labor and armed conflict issues. For example, Sony’s business activities may be subject to the laws and regulations established by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, when it comes into effect.

Also refer to “Risk Factors” in “Item 3. Key Information.”

Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

	Country of	(As of March 31, 2011)
Name of company	incorporation	Percentage owned

Sony EMCS Corporation	Japan	100.0
Sony Semiconductor Kyushu Corporation	Japan	100.0
Sony Marketing (Japan) Inc.	Japan	100.0
Sony Computer Entertainment Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Financial Holdings Inc.	Japan	60.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Americas Holding Inc.	U.S.A.	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Computer Entertainment America LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony Europe Limited	U.K.	100.0
Sony Computer Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Electronics Asia Pacific Pte. Ltd.	Singapore	100.0

Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land in/on which such offices, plants and warehouses are located are owned by Sony.

The following table sets forth information as of March 31, 2011 with respect to plants used for the production of products mainly for electronics products and services with floor space of more than 500,000 square feet:

	Approximate
Location	floor space	Principal products produced
	(square feet)

In Japan:

Nagasaki (Sony Semiconductor Kyushu Corporation — Nagasaki TEC)	2,266,000	CMOS image sensors and other semiconductors

Kumamoto (Sony Semiconductor Kyushu Corporation — Kumamoto TEC)	2,119,000	CCDs, CMOS image sensors, LCDs and other semiconductors

Kagoshima (Sony Semiconductor Kyushu Corporation — Kagoshima TEC)	1,763,000	CCDs, CMOS image sensors, LCDs and other semiconductors

Tottori (Sony Mobile Display Corporation — Tottori Plant)	1,316,000	LCDs

	Approximate
Location	floor space	Principal products produced
	(square feet)

Higashiura, Aichi (Sony Mobile Display Corporation — Higashiura Plant)	1,281,000	LCDs

Kohda, Aichi (Sony EMCS Corporation — Tokai TEC — Kohda Site)	878,000	Home-use video cameras, compact digital cameras and Memory Sticks

Inazawa, Aichi (Sony EMCS Corporation — Tokai TEC — Inazawa Site)	842,000	LCD televisions

Shimotsuke, Tochigi (Sony Energy Devices Corporation — Tochigi Plant)	803,000	Magneto-optical disc and batteries

Kanuma, Tochigi (Sony Chemicals & Information Device Corporation — Kanuma Plant)	793,000	Magnetic tapes, adhesives and electronic components

Koriyama, Fukushima (Sony Energy Devices Corporation — Koriyama Plant)	589,000	Batteries

Kosai, Shizuoka (Sony EMCS Corporation — Tokai TEC — Kosai Site)	548,000	Broadcast- and professional-use video equipment

Kisarazu, Chiba (Sony EMCS Corporation — Kisarazu TEC)	541,000	Blu-ray Disc players/recorders, audio equipment and video conference systems

Minokamo, Gifu (Sony EMCS Corporation — Tokai TEC — Minokamo Site)	539,000	Home-use video cameras, compact digital cameras, digital SLR cameras, mobile phones and video conference systems

Outside of Japan:

Terre Haute, Indiana, U.S.A. (Sony DADC US Inc.)	2,428,000	Blu-ray Disc-ROMs, CDs, DVDs and UMDs (Universal Media Disc)

Wuxi, China (Sony Electronics (Wuxi) Co., Ltd., Sony Digital Products (Wuxi) Co., Ltd. and Sony (China) Ltd.)	1,380,000	Batteries and compact digital cameras

Huizhou, China (Sony Precision Devices (Huizhou) Co., Ltd.)	1,354,000	Optical pickups and LCDs

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	988,000	Optical disc drives, batteries and audio equipment

	Approximate
Location	floor space	Principal products produced
	(square feet)

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	797,000	LCD televisions, TV components, Blu-ray Disc players/Recorders and DVD-players/recorders

Tuas, Singapore (Sony Electronics (Singapore) Pte. Ltd.)	776,000	Batteries

Guangzhou, China (Sony Electronics Huanan Co., Ltd.)	707,000	Optical pickups

Bangkadi, Thailand (Sony Device Technology (Thailand) Co., Ltd. — Bangkadi Technology Centre)	502,000	CCDs, CMOS image sensors and other semiconductors

In addition to the above facilities, Sony has a number of other plants for electronic products throughout the world. Sony owns research and development facilities, and employee housing and recreation facilities, as well as Sony Corporation’s headquarters main building, with a total floor space of approximately 1,753,000 square feet, in Tokyo, Japan, where administrative functions and product development activities are carried out. SCEI has its corporate headquarters in Sony Corporation’s headquarters main building and leases its corporate buildings located in Tokyo, where administrative functions, product development, and software development are carried out. SCEA and SCEE lease their offices in the U.S. and Europe, respectively.

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

During the fiscal year ended March 31, 2011, Sony ceased manufacturing at a total of six manufacturing sites, one in Japan and five outside of Japan. In addition, Epson Imaging Devices Corporation’s Tottori Plant was transferred to Sony in April 2010. The Sony Dothan Alabama plant, the Sony Slovakia, spol. s.r.o.-Nitra plant, and the Sony Espana S.A., Barcelona Technology Center have been removed from the table above. The Sony Dothan Alabama plant ceased manufacturing in September 2010. Sony sold 90.1 percent of its shares in the Sony Slovakia, spol. s.r.o.-Nitra plant to the Hon Hai Group in September 2010. In January 2011, Sony Espana S.A., Barcelona Technology Center was transferred to Ficosa International, S.A. and COMSA EMTE SL, both of which are headquartered in Spain.

As a result of the Great East Japan Earthquake, operations at ten Sony group sites and facilities, including Sony Chemicals & Information Device Corporation’s Kanuma Plant and Sony Energy Devices Corporation’s Tochigi and Koriyama Plants were suspended in March 2011. These ten damaged sites had resumed or partially resumed their operations by May 30, 2011.

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects

OPERATING RESULTS

Operating Results for the Fiscal Year Ended March 31, 2011 compared with the Fiscal Year Ended March 31, 2010

For the fiscal year ended March 31, 2011, consolidated operating income was significantly higher, 6.3 times the previous fiscal year’s amount, despite the large unfavorable impact of foreign exchange rates. The increase in consolidated operating income was driven primarily by improved results in the Networked Products & Services (“NPS”) segment due principally to the contribution of the game business. Improved results in the Consumer, Professional & Devices segment also contributed to the increase in consolidated operating income. A net loss attributable to Sony Corporation’s stockholders was recorded, mainly due to a non-cash charge to establish a valuation allowance against certain deferred tax assets in Japan.

Sony realigned its reportable segments from the first quarter of the fiscal year ended March 31, 2011, to reflect modifications to the organizational structure as of April 1, 2010, primarily repositioning the operations of the previously reported B2B & Disc Manufacturing segment. In connection with this realignment, the Consumer Products & Devices segment was renamed the Consumer, Professional & Devices (“CPD”) segment. The CPD segment includes televisions, digital imaging, audio and video, semiconductors and components as well as professional solutions (the B2B business which was previously included in the B2B & Disc Manufacturing segment). The equity results of S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd. (“Samsung”), are also included within the CPD segment. The disc manufacturing business previously included in the B2B & Disc Manufacturing segment is now included in All Other. The NPS, Pictures, Music and Financial Services segments remain unchanged. The equity earnings from Sony Ericsson Mobile Communications AB (“Sony Ericsson”) continue to be presented as a separate segment.

In connection with this realignment, both the sales and operating income (loss) of each segment in the fiscal year ended March 31, 2010 have been revised to conform to the presentation for the fiscal year ended March 31, 2011.

Operating Performance

	Fiscal year ended
	March 31
	2010	2011	Percent change
	(Yen in billions)

Sales and operating revenue	7,214.0	7,181.3	– 0.5%
Equity in net income (loss) of affiliated companies	(30.2)	14.1	—
Operating income	31.8	199.8	+528.9
Income before income taxes	26.9	205.0	+661.8
Net loss attributable to Sony Corporation’s stockholders	(40.8)	(259.6)	—

Sales

Sales and operating revenue (“sales”) for the fiscal year ended March 31, 2011 were 7,181.3 billion yen, a decrease of 0.5 percent compared to the previous fiscal year (“year-on-year”), primarily due to a decrease in sales in all segments except the CPD and NPS segments. Unfavorable foreign exchange rates significantly affected sales in all segments except the Financial Services segment. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

During the fiscal year ended March 31, 2011, the average rates of the yen were 84.7 yen against the U.S. dollar and 111.6 yen against the euro, which were 8.4 percent and 16.2 percent higher, respectively, than the previous fiscal year.

“Sales” in the analysis of the ratio of “cost of sales” to sales, the ratio of “research and development costs” to sales, and the ratio of “selling, general and administrative expenses (“SGA expenses”)” to sales refers only to the “net sales” and “other operating revenue” portions of consolidated sales (which excludes financial services revenue). This is because “financial services expenses” are recorded separately from cost of sales and SGA expenses in the consolidated financial statements. The calculations of all ratios below that pertain to business segments include intersegment transactions.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the fiscal year ended March 31, 2011 decreased by 61.2 billion yen, or 1.3 percent year-on-year, to 4,831.4 billion yen, and improved from 76.7 percent to 75.7 percent as a percentage of sales.

Research and development costs (all research and development costs are included within cost of sales) decreased by 5.2 billion yen, or 1.2 percent year-on-year, to 426.8 billion yen. The ratio of research and development costs to sales was 6.7 percent compared to 6.8 percent in the previous fiscal year.

SGA expenses decreased by 43.1 billion yen, or 2.8 percent year-on-year, to 1,501.8 billion yen, mainly due to the impact of the appreciation of the yen and a decrease in personnel related costs, partially offset by an increase in advertising and publicity expenses. The ratio of SGA expenses to sales improved year-on-year from 24.2 percent to 23.5 percent.

Gain on sale, disposal or impairment of assets and other (net) was 13.5 billion yen, compared with a loss of 43.0 billion yen in the previous fiscal year. This improvement was mainly due to a 27.0 billion yen gain recognized as a result of Sony acquiring an additional 5 percent equity interest and a controlling interest including certain management rights in Game Show Network, LLC (“GSN”), which operates a U.S. cable network and online business. As a result, Sony remeasured its previously owned 35 percent equity interest in GSN which resulted in the recognition of the gain. Additionally, the previous fiscal year included impairment charges such as a 27.1 billion yen charge related to the impairment of LCD television assets* and a 7.8 billion yen charge related to the impairment of the small- and medium-sized amorphous thin film transistor (“TFT”) LCD fixed assets, which were partially offset by a 30.3 billion yen gain recognized from the sales of equity interests in certain television businesses in the Pictures segment. Refer to Notes 19, 24 and 25 to the notes to the consolidated financial statements.

* The loss of 27.1 billion yen on impairment, a non-cash charge recorded within operating income, primarily reflects a decrease in the estimated fair value of “property, plant and equipment” and certain intangible assets. Management’s strategic plans updated in the fourth quarter of the fiscal year ended March 31, 2010 resulted in decreases in the assets’ estimated service periods and corresponding estimated future cash flows leading to the impairment charge. Sony has excluded the loss on impairment from restructuring charges as it is not directly related to Sony’s ongoing restructuring initiatives. Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net income of affiliated companies, recorded within operating income, was 14.1 billion yen compared to equity in net loss of 30.2 billion yen in the previous fiscal year. Sony recorded equity in net income for Sony Ericsson of 4.2 billion yen compared to equity in net loss of 34.5 billion yen in the previous fiscal year. Equity in net income for S-LCD increased 6.8 billion yen to 7.2 billion yen.

Operating Income (Loss)

Operating income increased 168.0 billion yen year-on-year to 199.8 billion yen despite the large unfavorable impact of foreign exchange rates. The significant increase in operating income was mainly due to an improvement in operating results in the NPS and CPD segments. For a further breakdown of operating income (loss) for each segment, please refer to “Operating Performance by Business Segment” below.

During the fiscal year ended March 31, 2011, Sony recorded charges of 11.9 billion yen, consisting principally of idle facility costs at manufacturing sites and an incremental provision for life insurance policy reserves, caused by the earthquake, resulting tsunami and related power outages that struck Eastern Japan on March 11, 2011 (the “Great East Japan Earthquake”). Furthermore, Sony incurred incremental expenses, including restoration costs (e.g., repair, removal and cleaning costs) directly related to the damages caused by the disaster to certain fixed assets including buildings, machinery and equipment as well as inventories at manufacturing sites and warehouses, in addition to charges for the disposal or impairment of fixed assets and inventories. These expenses amounted to 10.9 billion yen; however, Sony has insurance policies that cover certain damages to fixed assets and inventories as well as the associated restoration costs, which are expected to offset almost all of these losses and expenses in the fiscal year ended March 31, 2011, as the recoveries from insurance claims are deemed probable.

Other Income and Expenses

For the fiscal year ended March 31, 2011, other income increased by 1.1 billion yen, or 2.6 percent, to 45.0 billion yen, while other expenses decreased by 8.9 billion yen, or 18.3 percent year-on-year, to 39.8 billion yen. The net amount of other income and other expenses was income of 5.2 billion yen, an improvement of 10.1 billion yen year-on-year, primarily due to a net foreign exchange gain of 9.3 billion yen for the fiscal year ended March 31, 2011, as compared to a net foreign exchange loss of 10.9 billion yen for the previous fiscal year. A net foreign exchange gain was recorded mainly due to gains related to the period end valuation on derivative contracts entered into by Sony for the purpose of effective global cash management.

Interest and dividends in other income of 11.8 billion yen was recorded in the fiscal year ended March 31, 2011, a decrease of 1.4 billion yen, or 10.7 percent year-on-year. On the other hand, interest recorded in other expenses totaled 23.9 billion yen, an increase of 1.4 billion yen, or 6.2 percent year-on-year.

Income (Loss) before Income Taxes

For the fiscal year ended March 31, 2011, income before income taxes increased 178.1 billion yen year-on-year to 205.0 billion yen, mainly as a result of the above-mentioned increase in operating income.

Income Taxes

For the fiscal year ended March 31, 2011, Sony recorded 425.3 billion yen of income taxes, primarily resulting from recording a non-cash charge to establish a valuation allowance of 362.3 billion yen against deferred tax assets at Sony Corporation and its national tax filing group in Japan. Carrying amounts of deferred tax assets are evaluated on a tax jurisdiction basis and require a reduction by a valuation allowance if, based on the available positive and negative evidence, it is more likely than not that such assets will not be realized. In Japan, Sony Corporation files a standalone tax filing for local tax purposes and a consolidated national tax filing with its wholly owned Japanese subsidiaries for national tax purposes. Sony Corporation and its national tax filing group in Japan are in a three year cumulative loss position in the fiscal year ended March 31, 2011. Under generally accepted accounting principles in the U.S. (“U.S. GAAP”), a three year cumulative loss position is considered significant negative evidence in assessing the realizability of deferred tax assets, which is difficult to overcome, particularly given the relatively short tax loss carryforward period of seven years in Japan and the anticipated impact of the Great East Japan Earthquake on the near-term forecast for entities in Japan. Accordingly, Sony determined in the fourth quarter of the fiscal year ended March 31, 2011 that it was required under U.S. GAAP to establish a valuation allowance against certain deferred tax assets in Japan. Refer to Note 21 to the notes to consolidated financial statements.

The non-cash charge to establish a valuation allowance does not have any impact on Sony’s consolidated operating income or cash flow, nor does such an allowance preclude Sony from using the loss carryforwards or other deferred tax assets in the future. It is also important to note that the establishment of this valuation allowance does not reflect a change in Sony’s view of its long-term corporate strategy.

Net Income (loss) attributable to Sony Corporation’s stockholders

For the fiscal year ended March 31, 2011, net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 259.6 billion yen, a deterioration of 218.8 billion yen year-on-year.

Net income attributable to noncontrolling interest of 39.3 billion yen was recorded, a decrease of 14.5 billion yen year-on-year. This was mainly due to the income recorded at Sony Financial Holdings, Inc. (“SFH”), for which there is a noncontrolling interest of 40 percent. For details of operating results in the Financial Services segment, refer to “Operating Performance by Business Segment” below.

Basic and diluted net losses per share attributable to Sony Corporation’s stockholders were both 258.66 yen compared with basic and diluted net losses per share of 40.66 yen in the previous fiscal year. Refer to Note 22 to the notes to the consolidated financial statements.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 28 to the notes to the consolidated financial statements.

Business Segment Information

	Fiscal year ended March 31
	2010	2011	Percent change
	(Yen in billions)

Sales and operating revenue
Consumer, Professional & Devices	3,518.1	3,572.7	+1.6%
Networked Products & Services	1,572.6	1,579.3	+0.4
Pictures	705.2	600.0	−14.9
Music	522.6	470.7	−9.9
Financial Services	851.4	806.5	−5.3
All Other	460.8	447.8	−2.8
Corporate and Elimination	(416.8)	(295.9)	—

Consolidated	7,214.0	7,181.3	−0.5

	Fiscal year ended March 31
	2010	2011	Percent change
	(Yen in billions)

Operating income (loss)
Consumer, Professional & Devices	(53.2)	2.9	—%
Networked Products & Services	(83.3)	35.6	—
Pictures	42.8	38.7	−9.7
Music	36.5	38.9	+6.6
Financial Services	162.5	118.8	−26.9
Equity in net income (loss) of Sony Ericsson	(34.5)	4.2	—
All Other	(5.0)	8.6	—

Sub-Total	65.9	247.6	+275.8
Corporate and Elimination	(34.1)	(47.8)	—

Consolidated	31.8	199.8	+528.9

Consumer, Professional & Devices

Sales for the fiscal year ended March 31, 2011 increased 1.6 percent year-on-year to 3,572.7 billion yen. Sales to outside customers increased 4.3 percent year-on-year. This was primarily due to higher LCD television sales resulting from a significant increase in unit sales that came mostly from the Asia-Pacific, Other Areas, and Japan and higher semiconductor sales resulting from strong performances of small- and medium-sized LCD panels and image sensors. The sales increase was partially offset by unfavorable foreign currency exchange rates, lower components sales resulting from a decrease in sales of storage media affected by market contraction and a decrease in sales of optical disc drives driven by price competition. LCD television sales in Japan increased primarily due to both a program which provided consumers with a subsidy from the Japanese government and enhanced demand resulting from the transition from analog to digital television broadcasting in Japan which is scheduled to be completed by July 2011. The subsidy program ended on March 31, 2011.

Operating income of 2.9 billion yen was recorded, compared to a loss of 53.2 billion yen in the previous fiscal year. This improvement was driven primarily by an increase in gross profit due to higher sales, a decrease in loss on sale, disposal or impairment of assets and other (net), and a decrease in restructuring charges. These factors were partially offset by unfavorable foreign exchange rates and an increase in selling, general and administrative expenses primarily associated with higher marketing expenses. In the previous fiscal year, a 27.1 billion yen non-cash charge related to the impairment of LCD television assets, which were not included in restructuring charges, was recorded. (Refer to Note 19 to the notes to the consolidated financial statements.) Restructuring charges were 41.6 billion yen in the current fiscal year, compared with 75.9 billion yen recorded in the previous fiscal year. The current fiscal year’s restructuring charges included expenses of 11.6 billion yen related to the transfer to third parties of the Barcelona factory in Europe (executed in January 2011) and the impairment of related assets.

Categories that favorably impacted the change in segment operating results (excluding restructuring charges and the above-mentioned LCD television asset impairment) include semiconductors, reflecting an increase in sales of image sensors, and professional solutions, reflecting an increase in sales of products such as digital cinema projectors. A category that unfavorably impacted the change in segment operating results (excluding restructuring charges) was LCD televisions, reflecting a decline in unit selling prices and unfavorable foreign exchange rates, despite rising unit sales.

Below are the sales to outside customers by product category and unit sales of major product categories:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2010		2011		Percent change
		(Yen in millions)

Televisions	1,005,773	(31.4)	1,200,491	(35.9)	+19.4%
Digital Imaging	664,502	(20.7)	642,570	(19.2)	−3.3
Audio and Video	449,882	(14.0)	426,594	(12.7)	−5.2
Semiconductors	299,715	(9.4)	358,396	(10.7)	+19.6
Components	476,097	(14.8)	410,090	(12.3)	−13.9
Professional Solutions	295,360	(9.2)	287,394	(8.6)	−2.7
Other	16,217	(0.5)	19,513	(0.6)	+20.3

CPD Total	3,207,546	(100.0)	3,345,048	(100.0)	+4.3

Unit sales of major product categories

	Fiscal year ended March 31
	2010	2011	Unit change	Percent change
	(Units in millions)

LCD televisions within Televisions	15.6	22.4	+6.8	+43.6%
Home-use video cameras within Digital Imaging	5.3	5.2	−0.1	−1.9
Compact digital cameras within Digital Imaging	21.0	24.0	+3.0	+14.3
Blu-ray Disc recorders within Audio and Video	0.7	1.0	+0.3	+42.9
Blu-ray Disc players within Audio and Video	3.3	4.6	+1.3	+39.4
DVD players within Audio and Video	11.5	10.0	−1.5	−13.0

Networked Products & Services

Sales for the fiscal year ended March 31, 2011 increased 0.4 percent year-on-year, to 1,579.3 billion yen. Sales to outside customers decreased 1.2 percent year-on-year. Unfavorable foreign exchange rates offset increased sales mainly in PCs, which saw increased unit sales and an expanding market share in all regions, resulting in segment sales that were almost flat year-on-year.

Operating income of 35.6 billion yen was recorded, compared to a loss of 83.3 billion yen in the previous fiscal year. This improvement was mainly due to a significant improvement in the cost of sales ratio coupled with an increase in gross profit from higher sales, partially offset by unfavorable foreign exchange rates. A category that favorably impacted the change in segment operating results (excluding restructuring charges) was the game business, reflecting significant cost reductions of PlayStation®3 (“PS3”) hardware and higher unit sales of PS3 software.

Below are the sales to outside customers by product category, unit sales of each platform within the Game category, and unit sales of major products within the PC and Other Networked Businesses category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2010		2011		Percent change
		(Yen in millions)

Game	840,711	(55.6)	798,405	(53.5)	−5.0%
PC and Other Networked Businesses	670,864	(44.4)	694,731	(46.5)	+3.6

NPS Total	1,511,575	(100.0)	1,493,136	(100.0)	−1.2

Unit sales of each platform within the Game category

	Fiscal year ended March 31
	2010	2011	Unit change	Percent change
	(Units in millions)

Hardware
PlayStation®3	13.0	14.3	+1.3	+10.0%
PSP® (PlayStation®Portable)	9.9	8.0	−1.9	−19.2
PlayStation®2	7.3	6.4	−0.9	−12.3
Software*
PlayStation®3	115.6	147.9	+32.3	+27.9
PSP® (PlayStation®Portable)	44.4	46.6	−2.2	+5.0
PlayStation®2	35.7	16.4	−19.3	−54.1

* Network downloaded software is not included within unit software sales in the table above.

Unit sales of major products within the PC and Other Networked Businesses category

	Fiscal year ended March 31
	2010	2011	Unit change	Percent change
	(Units in millions)

PCs	6.8	8.7	+1.9	+27.9%
Flash memory digital audio players	8.0	8.4	+0.4	+5.0

Total for the CPD and NPS Segments

Inventory

Total inventory for the CPD and NPS segments, as of March 31, 2011, was 608.0 billion yen, which represents a 49.3 billion yen, or 8.8 percent increase compared with the level as of March 31, 2010.

Sales to Outside Customers by Geographic Area

Regarding sales to outside customers by geographic area for the CPD and NPS segments, combined sales decreased year-on-year by 8 percent in the U.S. and by 1 percent in Europe, and increased year-on-year by 8 percent in Japan, by 8 percent in non-Japan Asia-Pacific areas (“Asia-Pacific”), and by 13 percent in other geographic areas (“Other Areas”). Total combined sales in all areas increased year-on-year by 2 percent.

In the U.S., sales of products such as small- and medium-sized LCD panels and digital cinema projectors increased while sales of products such as LCD televisions, storage media and digital ebook readers decreased. In Europe, sales of products such as LCD televisions and PCs increased while sales in the game business and sales of products such as home-use video cameras decreased. In Japan, sales of products such as LCD televisions, interchangeable single lens cameras, and small- and medium-sized LCD panels increased, while sales of products such as storage media decreased. In Asia-Pacific, sales of products such as LCD televisions, small- and medium-sized LCD panels and PCs increased. In Other Areas, sales of products such as LCD televisions increased.

Sony’s LCD television sales in Japan increased approximately 42 percent in the fiscal year ended March 31, 2011. The increase was primarily as a result of both a program that provided consumers with a subsidy directly from the Japanese government after the purchase of qualifying products and enhanced demand resulting from the transition from analog to digital television broadcasting in Japan, which was scheduled to be completed by July 2011. The contribution of these factors to the growth in television sales was partially offset by continued price competition. The government subsidy program expired on March 31, 2011. Due to the relative size of the sales in Japan and outside of Japan, Sony anticipates that the impact of the expected contraction of the Japanese LCD television market after the end of the government subsidy program will be limited on a consolidated basis.

Manufacturing by Geographic Area

Approximately 55 percent of the CPD and NPS segments’ combined total annual production during the fiscal year ended March 31, 2011 was in-house production and approximately 45 percent was outsourced production.

Approximately 50 percent of the annual in-house production took place in Japan, including the production of compact digital cameras, home-use video cameras, LCD televisions, PCs, semiconductors and components such as batteries and storage media. Approximately 60 percent of the annual in-house production in Japan was destined for other countries. Production in Asia, excluding Japan and China, accounted for approximately 25 percent of the annual in-house production, with approximately 60 percent destined for Japan, the Americas, Europe and China. Production in China accounted for approximately 15 percent of the annual in-house production, approximately 50 percent of which was destined for other countries. Production in the Americas and Europe together accounted for approximately 10 percent of the annual in-house production, most of which was destined for local distribution and sale.

Pictures

Pictures segment results presented below are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales for the fiscal year ended March 31, 2011 decreased 14.9 percent year-on-year, to 600.0 billion yen, primarily due to lower motion picture revenues and the appreciation of the yen against the U.S. dollar. On a U.S. dollar basis, sales for the fiscal year ended March 31, 2011 decreased approximately 8 percent. Motion picture revenues, also on a U.S. dollar basis, decreased approximately 13 percent year-on-year. While the current year benefitted from the strong performances of The Karate Kid, Grown Ups and Salt, international theatrical and worldwide home entertainment revenues declined significantly in comparison to the previous fiscal year which included 2012, Angels & Demons and Michael Jackson’s This Is It. Television revenues, on a U.S. dollar basis, increased approximately 8 percent year-on-year, primarily due to higher subscription and advertising revenues from a number of international channels and higher U.S. revenues from cable and syndication programming.

Operating income decreased 4.1 billion yen year-on-year, to 38.7 billion yen primarily due to the appreciation of the yen against the U.S. dollar. Operating income decreased by less than 1 percent on a U.S. dollar basis. This decrease was due to lower home entertainment revenues from motion picture catalog product and the theatrical underperformance of How Do You Know, substantially offset by the higher television revenues mentioned above.

In March 2011, SPE acquired an additional 5 percent equity interest and a controlling interest, including certain management rights, in GSN, which operates a U.S. cable network and online business. As a result, SPE’s total equity interest in GSN increased to 40 percent. In accordance with the accounting guidance for business combinations achieved in stages, Sony remeasured the 35 percent equity interest in GSN that it owned prior to the acquisition at the fair value of such interest at the time control was obtained. This resulted in the recognition of a gain of 27.0 billion yen, which is included in the current fiscal year’s operating income. The current fiscal year’s operating income also includes a gain on the sale of SPE’s remaining equity interest in a Latin American premium pay television business (HBO Latin America). The total gain recognized from these two transactions was 30.3 billion yen. Refer to Notes 24 and 25 to the notes to the consolidated financial statements.

In the previous fiscal year, there were gains recognized from the sale of a portion of SPE’s equity interest in both HBO Latin America and GSN, as well as from the sale of all of its equity interest in a Central European premium pay television business (HBO Central Europe). The total gain recognized from these sales was 30.3 billion yen.

As of March 31, 2011, unrecognized license fee revenue at SPE was approximately 1.5 billion U.S. dollars. SPE expects to record this amount in the future, having entered into contracts with television broadcasters to provide those broadcasters with completed motion picture and television products. The license fee revenue will be recognized in the fiscal year in which the product is made available for broadcast.

Music

Music segment results presented below include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc. (“SMEJ”), a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50 percent owned U.S.-based consolidated joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales for the fiscal year ended March 31, 2011 decreased 9.9 percent year-on-year to 470.7 billion yen. This decrease was primarily due to the negative impact of the appreciation of the yen against the U.S. dollar, the especially strong performance of Michael Jackson product in the previous fiscal year and the continued contraction of the physical music market. Best selling titles during the current year included ikimono-gakari’s IKIMONO BAKARI: MEMBERS’ BEST SELECTION, Susan Boyle’s The Gift, P!nk’s Greatest Hits ... So Far!!!, Michael Jackson’s Michael and music from the cast of the hit television show Glee.

Operating income increased 2.4 billion yen year-on-year to 38.9 billion yen. Despite the decrease in sales, operating income increased due to decreases in marketing, restructuring and overhead costs.

Financial Services

The results of Sony Life Insurance Co., Ltd. (“Sony Life”) discussed below on the basis of U.S. GAAP differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue for the fiscal year ended March 31, 2011 decreased 5.3 percent year-on-year to 806.5 billion yen, primarily due to a decrease in revenue at Sony Life. Revenue at Sony Life decreased 5.9 percent year-on-year to 696.7 billion yen, primarily due to a decrease in investment income. The decrease in revenue at Sony Life was partially offset by an increase in revenue from insurance premiums, reflecting a steady increase in policy amount in force.

Operating income decreased 43.7 billion yen year-on-year to 118.8 billion yen, primarily due to a decrease in operating income at Sony Life. Operating income at Sony Life decreased 48.9 billion yen year-on-year to 117.7 billion yen. The decrease was mainly due to recording of net valuation gains from investments in convertible bonds in the general account in the fiscal year ended March 31, 2010 resulting from a significant rise in the Japanese stock market, and an increase in the provision of policy reserves for variable insurance in the separate account in the fiscal year ended March 31, 2011, driven primarily by a decline in the Japanese stock market.

Information of Operations Separating Out the Financial Services Segment

The following charts show Sony’s information of operations for the Financial Services segment alone and for all segments excluding the Financial Services segment. These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

	Fiscal year ended March 31
Financial Services segment	2010	2011
	(Yen in millions)

Financial services revenue	851,396	806,526
Financial services expenses	687,559	685,747
Equity in net loss of affiliated companies	(1,345)	(1,961)

Operating income	162,492	118,818
Other income (expenses), net	(966)	868

Income before income taxes	161,526	119,686
Income taxes and other	54,721	48,570

Net income of Financial Services	106,805	71,116

	Fiscal year ended March 31
Sony without the Financial Services segment	2010	2011
	(Yen in millions)

Net sales and operating revenue	6,381,094	6,388,759
Costs and expenses	6,484,642	6,326,233
Equity in net income (loss) of affiliated companies	(28,890)	16,023

Operating income (loss)	(132,438)	78,549
Other income, net	1,836	10,790

Income (loss) before income taxes	(130,602)	89,339
Income taxes and other	(34,081)	387,375

Net loss of Sony without Financial Services	(96,521)	(298,036)

	Fiscal year ended March 31
Consolidated	2010	2011
	(Yen in millions)

Financial services revenue	838,300	798,495
Net sales and operating revenue	6,375,698	6,382,778

	7,213,998	7,181,273
Costs and expenses	7,151,991	6,995,514
Equity in net income (loss) of affiliated companies	(30,235)	14,062

Operating income	31,772	199,821
Other income (expenses), net	(4,860)	5,192

Income before income taxes	26,912	205,013
Income taxes and other	67,714	464,598

Net loss attributable to Sony Corporation’s Stockholders	(40,802)	(259,585)

Sony Ericsson

Sony Ericsson’s operating results are accounted for under the equity method and are not consolidated in Sony’s consolidated financial statements, as Sony Corporation’s ownership percentage of Sony Ericsson is 50 percent. Sony Ericsson aggregates the results of its worldwide subsidiaries on a euro basis. However, Sony believes that the following disclosure provides additional useful analytical information to investors regarding Sony’s operating performance. Pursuant to Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended, Sony Ericsson’s financial statements are included in this Annual Report on Form 20-F on pages A-1 to A-28.

Sales for the year ended March 31, 2011 decreased 6.5 percent year-on-year to 6,034 million euro. This decrease was due to a decline in unit shipments as a result of a focus on high-end smartphones and a reduction in the size of the product portfolio. Income before taxes of 133 million euro was recorded for the current year, compared to a loss before taxes of 654 million euro in the previous year. This improvement was mainly due to the positive impact of a rise in the average selling price, a favorable product mix and improved cost structure. In addition, there was a benefit relating to the reversal of warranty reserves.

As a result, Sony recorded equity in net income of Sony Ericsson of 4.2 billion yen for the current fiscal year, compared to equity in net loss of 34.5 billion yen in the previous fiscal year.

All Other

Sales for the fiscal year ended March 31, 2011 decreased 2.8 percent year-on-year, to 447.8 billion yen. The decrease in sales is mainly due to unfavorable foreign exchange rates and lower sales in the disc manufacturing business.

Operating income of 8.6 billion yen was recorded for the fiscal year ended March 31, 2011, compared to a loss of 5.0 billion yen in the previous fiscal year. This improvement was mainly due to the fact that there were charges related to the withdrawal from the property management operation of an entertainment complex in Japan and the termination payments of the property lease contract in the previous fiscal year. In addition, losses from an unprofitable measuring systems business that were incurred in the previous fiscal year were not incurred in the fiscal year ended March 31, 2011 due to the sale of that business, which also contributed to the segment results improvement. The sale was completed at the end of March 2010.

Restructuring

As the global economy experienced a sharp downturn following the autumn of 2008, Sony announced major restructuring initiatives in January 2009. Sony continued to implement its restructuring initiatives during the fiscal year ended March 31, 2011. These initiatives included a review of Sony group’s investment plan, the realignment of its manufacturing sites, the reallocation of its workforce, and headcount reductions, in order to reform Sony’s operational structure and achieve improvements in competitiveness and profitability.

In the fiscal year ended March 31, 2011, Sony recorded restructuring charges of 67.1 billion yen, which includes 4.8 billion yen of non-cash charges related to depreciation associated with restructured assets, compared to 124.3 billion yen of restructuring charges recorded in the previous fiscal year. There were 7.9 billion yen of non-cash charges related to depreciation associated with restructured assets in the previous fiscal year. Restructuring charges decreased by 57.3 billion yen or 46.1 percent year-on-year, as Sony implemented the major part of its fixed cost and total asset reduction plan in the previous fiscal year. Of the total 67.1 billion yen incurred in the fiscal year ended March 31, 2011, 38.3 billion yen were personnel related costs, primarily included in SGA expenses in the consolidated statements of income. These personnel related costs decreased 41.3 percent, compared to the previous fiscal year. Sony’s total manufacturing sites were reduced from 57 sites as of December 31, 2008 to 46 sites as of March 31, 2010, and then to 41 sites as of March 31, 2011. As a result, Sony has been consolidating its manufacturing operations and increasingly utilizing the services of third party original equipment manufacturing (“OEMs”) and third party original design manufacturing (“ODMs”).

Restructuring charges for the fiscal year ended March 31, 2011 were recorded mainly in the CPD segment. In the CPD segment, restructuring charges amounted to 41.6 billion yen, which include 3.6 billion yen of non-cash charges related to depreciation associated with restructured assets for the fiscal year ended March 31, 2011, compared to 75.9 billion yen of restructuring charges recorded in the previous fiscal year. Charges in the previous fiscal year included 7.3 billion yen of non-cash charges related to depreciation associated with restructured assets. In the fiscal year ended March 31, 2011, the CPD segment recorded 25.3 billion yen of restructuring charges related to personnel costs, comprising 66.2 percent of the total 38.3 billion yen personnel costs recorded on a consolidated basis. The CPD segment’s restructuring charges included expenses of 11.6 billion yen related to the transfer to third parties of the Barcelona factory in Europe and the impairment of related assets (executed in January 2011). With respect to television operations, Sony ceased manufacturing operations during the previous fiscal year at its Sony EMCS Corporation’s Ichinomiya TEC and at its Sony Baja California, S.A. de C.V.’s Mexicali factory and completed the transfer to the Hon Hai Group of 90.0 percent of Sony’s equity interest in Sony Baja California and certain manufacturing assets related to LCD televisions at Sony Baja California’s Tijuana Factory in Mexico, which mainly manufactures LCD televisions for the Americas region. The Tijuana Factory remains a key manufacturing site of Sony LCD televisions for the Americas region. In the fiscal year ended March 31, 2011, Sony completed the transfer to the Hon Hai Group of 90.1 percent of Sony’s equity interest in the Nitra Factory in Slovakia and the transfer to Ficosa International, S.A. and COMSA EMTE SL of Sony Espana S.A.’s Barcelona Technology Center. The Nitra plant remains a key manufacturing site of LCD televisions for the European region.

In all segments, excluding the CPD segment, restructuring charges were recorded mainly due to headcount reductions through early retirement programs.

Restructuring charges discussed in Item 5, which include non-cash charges related to depreciation associated with restructured assets, are described in Note 19 to the notes to the consolidated financial statements.

Foreign Exchange Fluctuations and Risk Hedging

During the fiscal year ended March 31, 2011, the average rates of the yen were 84.7 yen against the U.S. dollar and 111.6 yen against the euro, which was 8.4 percent and 16.2 percent higher, respectively, than the previous fiscal year.

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

Sony Global Treasury Services Plc (“SGTS”) in London provides integrated treasury services for Sony Corporation, its subsidiaries, and affiliated companies. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS to hedge their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. The concentration of foreign exchange exposures at SGTS means that, in effect, SGTS hedges most of the net foreign exchange exposure of Sony Corporation, its subsidiaries and affiliated companies. SGTS in turn enters into foreign exchange transactions with creditworthy third party financial institutions. Most of these transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures on average three months before the actual transactions take place. However, in certain cases SGTS partially hedges the projected exposures one month before the actual transactions take place when business requirements such as shorter production-sales cycles for certain products arise. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment. In the Financial Services segment, Sony uses derivatives primarily for Asset Liability Management (“ALM”).

To minimize the effects of foreign exchange fluctuations on its financial results, particularly in the CPD and NPS segments, Sony seeks, when appropriate, to localize material and parts procurement, design and manufacturing operations in areas outside of Japan.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses. The notional amount and the net fair value of all the foreign exchange derivative contracts as of March 31, 2011 were 1,533.5 billion yen and a liability of 5.1 billion yen, respectively.

Operating Results for the Fiscal Year Ended March 31, 2010 compared with the Fiscal Year Ended March 31, 2009

Sony realigned its segments from the first quarter of the fiscal year ended March 31, 2011 to reflect the company’s reorganization as of April 1, 2010. In connection with this realignment, both the sales and operating income (loss) of each segment in the fiscal year ended March 31, 2010 and in the fiscal year ended March 31, 2009 have been revised to conform to the presentation for the fiscal year ended March 31, 2011.

Operating Performance

	Fiscal year ended March 31
	2009	2010	Percent change
	(Yen in billions)

Sales and operating revenue	7,730.0	7,214.0	−6.7%
Equity in net income (loss) of affiliated companies	(25.1)	(30.2)	—
Operating income (loss)	(227.8)	31.8	—
Income (loss) before income taxes	(175.0)	26.9	—
Net income (loss) attributable to Sony Corporation’s stockholders	(98.9)	(40.8)	—

Sales

Sales for the fiscal year ended March 31, 2010 decreased 6.7 percent year-on-year, to 7,214.0 billion yen, primarily due to unfavorable foreign currency exchange rates and a decrease in sales in the CPD segment, partially offset by an increase in revenue in the Financial Services segment. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

During the fiscal year ended March 31, 2010, the average rates of the yen were 91.8 yen against the U.S. dollar and 129.7 yen against the euro, which were 8.4 percent and 9.5 percent higher, respectively, year-on-year.

“Sales” in the analysis of the ratio of “cost of sales” to sales, the ratio of “research and development costs” to sales, and the ratio of “SGA expenses” to sales refers only to the “net sales” and “other operating revenue” portions of consolidated sales (which excludes financial services revenue). This is because “financial services expenses” are recorded separately from cost of sales and SGA expenses in the consolidated financial statements. The calculations of all ratios below that pertain to business segments include intersegment transactions.

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

SGA expenses decreased by 141.1 billion yen, or 8.4 percent year-on-year, to 1,544.9 billion yen, mainly due to the impact of the appreciation of the yen and a decrease in advertising and publicity expenses. The ratio of SGA expenses to sales increased year-on-year from 23.4 percent to 24.2 percent.

Loss on sale, disposal or impairment of assets and other (net) was 43.0 billion yen, compared with a loss of 38.3 billion yen in the previous fiscal year. This loss was primarily due to impairment charges including a 27.1 billion yen charge related to the impairment of LCD television assets*, a 7.8 billion yen charge related to the impairment of the small- and medium-sized amorphous TFT LCD fixed assets and other less significant losses on the sale, disposal or impairment of assets and other (net). These charges were partially offset by gains on the sales of assets including a 22.0 billion yen gain recognized from the sales of equity interests in HBO Latin America and HBO Central Europe. The loss recorded in the previous fiscal year was primarily the result of impairment charges including long-lived asset impairments mainly due to the downsizing and withdrawal from certain businesses as well as goodwill impairment charges. Refer to Notes 19, 24 and 25 to the notes to the consolidated financial statements.

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

Equity in Net Income (Loss) of Affiliated Companies

Equity in net loss of affiliated companies, recorded within operating income, was 30.2 billion yen, an increased loss of 5.1 billion yen year-on-year. Sony recorded equity in net loss for Sony Ericsson of 34.5 billion yen compared to equity in net loss of 30.3 billion yen in the previous fiscal year. Equity in net income for S-LCD, a joint venture with Samsung, decreased by 6.5 billion yen year-on-year to 0.4 billion yen.

Operating Income (Loss)

Operating income for the fiscal year ended March 31, 2010 was 31.8 billion yen, an improvement of 259.6 billion yen year-on-year. Operating results improved significantly primarily due to an improvement in operating results in the Financial Services segment, as well as an improvement in the cost of sales ratio and a reduction in SGA expenses mainly in the CPD segment. For a further breakdown of operating income (loss) for each segment, please refer to “Operating Performance by Business Segment” below.

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

Income (Loss) before Income Taxes

For the fiscal year ended March 31, 2010, income before income taxes of 26.9 billion yen was recorded, an improvement of 201.9 billion yen year-on-year, mainly as a result of the above-mentioned improvement in operating results.

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

Net income attributable to noncontrolling interest of 53.8 billion yen was recorded, as compared to net loss of 3.3 billion yen in the previous fiscal year. This was mainly due to the income recorded at SFH, for which there is a noncontrolling interest of 40 percent, primarily as a result of the improvement in net valuation gains from investments in convertible bonds in the general account at Sony Life due to the improved situation in the Japanese stock market.

Basic and diluted net losses per share attributable to Sony Corporation’s stockholders were both 40.66 yen compared with net loss per share of 98.59 yen in the previous fiscal year. Refer to Note 22 to the notes to the consolidated financial statements.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 28 to the notes to the consolidated financial statements.

Business Segment Information

	Fiscal year ended March 31
	2009	2010	Percent change
	(Yen in billions)

Sales and operating revenue
Consumer, Professional & Devices	4,357.7	3,518.1	−19.3%
Networked Products & Services	1,755.6	1,572.6	−10.4
Pictures	717.5	705.2	−1.7
Music	387.1	522.6	+35.0
Financial Services	538.2	851.4	+58.2
All Other	530.1	460.8	−13.1
Corporate and Elimination	(556.3)	(416.8)	—

Consolidated	7,730.0	7,214.0	−6.7

	Fiscal year ended March 31
	2009	2010	Percent change
	(Yen in billions)

Operating income (loss)
Consumer, Professional & Devices	(115.6)	(53.2)	—%
Networked Products & Services	(87.4)	(83.3)	—
Pictures	29.9	42.8	+43.1
Music	27.8	36.5	+31.1
Financial Services	(31.2)	162.5	—
Equity in net loss of Sony Ericsson	(30.3)	(34.5)	—
All Other	3.1	(5.0)	—

Sub-Total	(203.5)	65.9	—
Corporate and Elimination	(24.2)	(34.1)	—

Consolidated	(227.8)	31.8	—

Consumer, Professional & Devices

Sales for the fiscal year ended March 31, 2010 decreased 19.3 percent year-on-year, to 3,518.1 billion yen. Sales to outside customers decreased 18.3 percent compared with the previous fiscal year. This decrease was primarily as a result of unfavorable foreign currency exchange rates, a decrease in sales of LCD televisions due to a decline in unit selling prices and a decrease in sales of home-use video cameras and compact digital cameras due to the contraction of these markets.

An operating loss of 53.2 billion yen was recorded, an improvement of 62.4 billion yen year-on-year. This was driven by a reduction in selling, general and administrative expenses, and an improvement in the cost of sales ratio, mainly of LCD televisions, partially offset by a decrease in gross profit due to lower sales and unfavorable foreign currency exchange rates. Restructuring charges were 75.9 billion yen for the fiscal year ended March 31, 2010, which includes 7.3 billion yen of non-cash charges related to depreciation associated with restructured assets, compared with 53.7 billion yen of restructuring charges recorded in the previous fiscal year. Depreciation associated with restructured assets refers to the increase in depreciation expense caused by shortening the useful life or updating the salvage value of depreciable fixed assets to coincide with the end of production under an approved restructuring plan. In the fiscal year ended March 31, 2010, a 27.1 billion yen non-cash charge related to the impairment of LCD television assets, which was not included in restructuring charges, was also recorded. (Refer to Note 19 to the notes to the consolidated financial statements.)

Products contributing to the improvement in operating results (excluding restructuring charges) include LCD televisions and compact digital cameras, reflecting the benefits of cost reduction activities that exceeded the impact of the decrease in sales, and images sensors, that saw an increase in sales. This was partially offset by lower operating results for the content creation systems which were affected by the deterioration in the business environment brought on by the slowing global economy and for system LSIs for the game business which were affected by lower sales resulting from price reductions driven by cost saving efforts.

No additional provision or reversal of expenses relating to voluntary notebook computer battery pack recalls and the subsequent global replacement program, and free repair expenses relating to Sony products and the products of other companies containing Sony-made charged coupled devices was recorded in the fiscal year ended March 31, 2010, and the remaining balance of the provision as of March 31, 2010 was not significant.

Below are the sales to outside customers by product category and unit sales of major product categories:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2009		2010		Percent change
		(Yen in millions)

Televisions	1,275,692	(32.5)	1,005,773	(31.4)	−21.2%
Digital Imaging	831,820	(21.2)	664,502	(20.7)	−20.1
Audio and Video	531,542	(13.5)	449,882	(14.0)	−15.4
Semiconductors	310,682	(7.9)	299,715	(9.4)	−3.5
Components	613,013	(15.6)	476,097	(14.8)	−22.3
Professional Solutions	346,326	(8.8)	295,360	(9.2)	−14.7
Other	17,311	(0.5)	16,217	(0.5)	−6.3

CPD Total	3,926,386	(100.0)	3,207,546	(100.0)	−18.3

Unit sales of major product categories

	Fiscal year ended
	March 31
	2009	2010	Unit change	Percent change
	(Units in millions)

LCD televisions within Televisions	15.2	15.6	+0.4	+2.6%
Home-use video cameras within Digital Imaging	6.2	5.3	−0.9	−14.5
Compact digital cameras within Digital Imaging	22.0	21.0	−1.0	−4.5
Blu-ray Disc recorders within Audio and Video	0.5	0.7	+0.2	+40.0
Blu-ray Disc players within Audio and Video	2.2	3.3	+1.1	+50.0
DVD players within Audio and Video	9.7	11.5	+1.8	+18.6

Networked Products & Services

Sales for the fiscal year ended March 31, 2010 decreased 10.4 percent year-on-year, to 1,572.6 billion yen, primarily due to a decrease in sales in the game business and sales of PCs. Sales in the game business decreased year-on-year mainly due to unfavorable foreign currency exchange rates, decreases in unit sales of PSP®(PlayStation®Portable) (“PSP”) hardware and PlayStation®2 (“PS2”) software. These decreases were partially offset by increased unit sales of PS3 software, driven by the expanded PS3 platform as a result of the launch of a new model.

An operating loss of 83.3 billion yen was recorded, an improvement of 4.2 billion yen year-on-year. This was driven by an improvement in the cost of sales ratio, mainly of PS3 hardware, and a reduction in selling, general and administrative expenses, partially offset by unfavorable foreign currency exchange rates and a decrease in gross profit due to lower sales. Products contributing to the improvement in operating results (excluding restructuring charges) include flash memory digital audio players. On the other hand, operating results in the game business deteriorated mainly due to lower unit sales of PS2 software and of PSP hardware, partially offset by cost reductions in PS3 hardware and increased unit sales of PS3 software.

Below are the sales to outside customers by product category, unit sales of each platform within the Game category, and unit sales of major products within the PC and Other Networked Businesses category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2009		2010		Percent change
		(Yen in millions)

Game	984,855	(58.5)	840,711	(55.6)	−14.6%
PC and Other Networked Businesses	699,903	(41.5)	670,864	(44.4)	−4.1

NPS Total	1,684,758	(100.0)	1,511,575	(100.0)	−10.3

Unit sales of each platform within the Game category

	Fiscal year ended March 31
	2009	2010	Unit change	Percent change
	(Units in millions)

Hardware
PlayStation®3	10.1	13.0	+2.9	+28.7%
PSP (PlayStation®Portable)	14.1	9.9	−4.2	−29.8
PlayStation®2	7.9	7.3	−0.6	−7.6
Software*
PlayStation®3	103.7	115.6	+11.9	+11.5
PSP®(PlayStation®Portable)	50.3	44.4	−5.9	−11.7
PlayStation®2	83.5	35.7	−47.8	−57.2

* Network downloaded software is not included within unit software sales in the table above.

Unit sales of major products within the PC and Other Networked Businesses category

	Fiscal year ended March 31
	2009	2010	Unit change	Percent change
	(Units in millions)

PCs	5.8	6.8	+1.0	+17.2%
Flash memory digital audio players	7.0	8.0	+1.0	+14.3

Total for the CPD and NPS Segments

Inventory

Total Inventory for the CPD and NPS segments, as of March 31, 2010, was 558.7 billion yen.

Sales to Outside Customers by Geographic Area

Regarding sales to outside customers by geographic area for the CPD and NPS segments, combined sales for the fiscal year ended March 31, 2010 decreased by 6 percent in Japan, 18 percent in the U.S., 25 percent in Europe, 8 percent in non-Japan Asia-Pacific*, and 15 percent in Other Areas. Total combined sales decreased year-on-year by 16 percent.

* Major areas in Asia-Pacific are China, Taiwan, India, South Korea and Oceania.

In Japan, sales of products such as LCD televisions and digital music players increased while sales in the game business and sales of products such as system LSI, storage media, chemical products*, broadcast- and professional-use products, and compact digital cameras decreased. In the U.S., sales of products such as digital book readers increased while sales of LCD televisions, sales in the game business and sales of products such as PCs, storage media, home-use video cameras, and compact digital cameras decreased. In Europe, sales of LCD televisions, sales in the game business and sales of products such as home-use video cameras, PCs, compact digital cameras, storage media, and broadcast- and professional-use products decreased. In Asia-Pacific, sales of products such as PCs increased while sales in the game business and sales of products such as LCD televisions, compact digital cameras, optical pickups, storage media, and home-use video cameras decreased. In Other Areas, sales of products such as LCD televisions, home audio, compact digital cameras, car audio, home-use video cameras, and storage media decreased.

* Chemical products include materials and components for electronic devices such as circuit boards and adhesives.

Manufacturing by Geographic Area

Approximately 65 percent of the CPD and NPS segments’ combined total annual production during the fiscal year ended March 31, 2010 was in-house production and approximately 35 percent was outsourced production.

Approximately 50 percent of the annual in-house production took place in Japan, including the production of compact digital cameras, home-use video cameras, LCD televisions, PCs, semiconductors and components such as batteries and storage media. Approximately 60 percent of the annual in-house production in Japan was destined for other countries. Production in Asia, excluding Japan and China, accounted for approximately 15 percent of the annual in-house production, with approximately 55 percent destined for Japan, the Americas, Europe and China. Production in China accounted for approximately 15 percent of the annual in-house production, approximately 55 percent of which was destined for other countries. Production in the Americas and Europe together accounted for approximately 20 percent of the annual in-house production, most of which was destined for local distribution and sale.

Pictures

Pictures segment results presented below are a yen-translation of the results of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales for the fiscal year ended March 31, 2010 decreased 1.7 percent year-on-year, to 705.2 billion yen primarily due to the appreciation of the yen against the U.S. dollar. On a U.S. dollar basis, sales for the fiscal year ended March 31, 2010 increased by approximately 7 percent. Motion picture revenues, also on a U.S. dollar basis, increased by approximately 5 percent year-on-year, primarily due to higher worldwide theatrical and home entertainment revenues from the current fiscal year’s film slate which included strong performances from 2012, Angels & Demons and Michael Jackson’s This Is It. This increase was partially offset by a decrease in home entertainment revenues from the previous fiscal year’s films. Television revenues, on a U.S. dollar basis, increased by approximately 9 percent year-on-year, primarily due to higher advertising revenues from several international channels, including a significant increase in India from the broadcasting of the Indian Premier League cricket competition.

Operating income increased by 12.9 billion yen year-on-year, to 42.8 billion yen. Operating income increased by approximately 53 percent on a U.S. dollar basis. This increase was primarily from the sale of a portion of SPE’s equity interest in a Latin American premium pay television business (HBO Latin America) and a U.S. cable network (Game Show Network), as well as the sale of all of its equity interest in a Central European premium pay television business (HBO Central Europe). The total gain recognized from these sales was 30.3 billion yen. The benefit from these gains was partially offset by the decrease in home entertainment revenues noted above and the write-off of certain development costs.

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

Sales for the fiscal year ended March 31, 2010 increased 35.0 percent year-on-year, to 522.6 billion yen. The increase was mainly due to the fact that results for the fiscal year ended March 31, 2010 included the full year results of SME, which was consolidated as a wholly owned subsidiary beginning October 1, 2008 upon Sony’s acquisition of Bertelsmann AG’s 50 percent interest. On a pro forma basis, had SME been fully consolidated for the previous fiscal year, sales in the Music segment for the previous fiscal year would have been 549.1 billion yen. Compared with these pro forma sales, Music segment sales decreased 5 percent year-on-year, primarily due to the appreciation of the yen against the U.S. dollar.

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

Operating income increased by 8.7 billion yen year-on-year, to 36.5 billion yen. Operating income for the previous fiscal year included equity in net loss of 6.0 billion yen for SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) through October 1, 2008. On a pro forma basis, had SME been fully consolidated for the previous fiscal year, operating income for the Music segment would have been 21.3 billion yen. Compared to this pro forma operating income, Music segment operating income increased 72 percent year-on-year. The increase in the pro-forma segment results is primarily due to improved results from SME and SMEJ.

On a U.S. dollar basis, when comparing the full year results for SME to the full year results for the previous fiscal year on a pro forma basis, operating income for SME increased by 487 percent, primarily due to the contribution from hit releases, Michael Jackson catalog product sales, growth in new music related businesses as well as a year-on-year decrease in overhead and restructuring costs.

SMEJ’s contribution to operating income increased mainly due to the contribution from hit releases as well as year-on-year decreases in advertisement expenses and restructuring charges.

Financial Services

The results of Sony Life discussed below on the basis of U.S. GAAP differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue for the fiscal year ended March 31, 2010 increased 58.2 percent year-on-year to 851.4 billion yen mainly due to an increase in revenue at Sony Life. Revenue at Sony Life was 740.4 billion yen, a 309.9 billion yen or 72.0 percent increase year-on-year. Revenue increased significantly year-on-year mainly due to an improvement in net gains from investments in the separate account, an improvement in net valuation gains from investments in convertible bonds in the general account and a significant decrease in impairment losses on equity securities in the general account, all as a result of the significant rise in the Japanese stock market in the fiscal year ended March 31, 2010, as compared with a significant decline following the global financial crisis in the previous fiscal year. Revenue from insurance premiums at Sony Life increased, reflecting a steady increase in policy amount in force.

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

Information of Operations Separating Out the Financial Services Segment

The following charts show Sony’s information of operations for the Financial Services segment alone and for all segments excluding the Financial Services segment. These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, and then eliminated in the consolidated figures shown below.

	Fiscal year ended March 31
Financial Services segment	2009	2010
	(Yen in millions)

Financial services revenue	538,206	851,396
Financial services expenses	567,567	687,559
Equity in net loss of affiliated companies	(1,796)	(1,345)

Operating income (loss)	(31,157)	162,492
Other income (expenses), net	28	(966)

Income (loss) before income taxes	(31,129)	161,526
Income taxes and other	(6,922)	54,721

Net income (loss) of Financial Services	(24,207)	106,805

	Fiscal year ended March 31
Sony without the Financial Services segment	2009	2010
	(Yen in millions)

Net sales and operating revenue	7,212,492	6,381,094
Costs and expenses	7,387,236	6,484,642
Equity in net loss of affiliated companies	(23,313)	(28,890)

Operating loss	(198,057)	(132,438)
Other income (expenses), net	58,254	1,836

Loss before income taxes	(139,803)	(130,602)
Income taxes and other	(61,219)	(34,081)

Net loss of Sony without the Financial Services	(78,584)	(96,521)

	Fiscal year ended March 31
Consolidated	2009	2010
	(Yen in millions)

Financial services revenue	523,307	838,300
Net sales and operating revenue	7,206,686	6,375,698

	7,729,993	7,213,998
Costs and expenses	7,932,667	7,151,991
Equity in net loss of affiliated companies	(25,109)	(30,235)

Operating income (loss)	(227,783)	31,772
Other income (expenses), net	52,828	(4,860)

Income (loss) before income taxes	(174,955)	26,912
Income taxes and other	(76,017)	67,714

Net loss attributable to Sony Corporation’s Stockholders	(98,938)	(40,802)

Sony Ericsson

Sony Ericsson’s operating results are accounted for under the equity method and are not consolidated in Sony’s consolidated financial statements, as Sony Corporation’s ownership percentage of Sony Ericsson is 50 percent. Sony Ericsson aggregates the results of its worldwide subsidiaries on a euro basis. However, Sony believes that the following disclosure provides additional useful analytical information to investors regarding Sony’s operating performance. Pursuant to Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended, Sony Ericsson’s financial statements are included in this Annual Report on Form 20-F on pages A-1 to A-28 .

Sales for the year ended March 31, 2010 decreased 37.2 percent year-on-year, to 6,457 million euro, mainly driven by significantly lower unit shipments as a result of continued challenging market conditions in all regions. A total of 53.0 million units were shipped for the year ended March 31, 2010, compared to 88.8 million units for the previous fiscal year. Despite the significantly lower sales, the loss before taxes increased only slightly by 21 million euro year-on-year to 654 million euro, primarily due to a reduction in research and development expenses as well as selling and administrative expenses. As a result, Sony recorded equity in the net loss of Sony Ericsson of 34.5 billion yen for the fiscal year ended March 31, 2010, compared to a loss of 30.3 billion yen in the previous fiscal year.

All Other

Sales for the fiscal year ended March 31, 2010 decreased 13.1 percent year-on-year, to 460.8 billion yen. The decrease in sales was mainly due to a significant decrease in sales at a mobile phone OEM business in Japan and a decrease in sales at a measuring systems business. This decrease was partially offset by an increase in sales at So-net Entertainment Corporation (“So-net”).

An operating loss of 5.0 billion yen was recorded compared to an income of 3.1 billion yen for the fiscal year ended March 31, 2009. This deterioration was mainly due to charges related to the withdrawal from the property management operation of an entertainment complex in Japan and the termination payments of the property lease contract.

Restructuring

As the global economy experienced a sharp downturn following the autumn of 2008, the operating environment for Sony became severe, with decreased demand, intensified pressure on pricing, and fluctuations in foreign exchange rates. In an attempt to cope with this environment, for the fiscal year ended March 31, 2010, Sony continued to implement restructuring initiatives to reform its operational structure with a priority on profitability and speed.

In the fiscal year ended March 31, 2010, Sony recorded restructuring charges of 124.3 billion yen, which included 7.9 billion yen of non-cash charges related to depreciation associated with restructured assets, compared to 75.4 billion yen of restructuring charges recorded in the previous fiscal year. There were no non-cash charges related to depreciation associated with restructured assets in the previous fiscal year. Of the total 124.3 billion yen incurred in the fiscal year ended March 31, 2010, 65.1 billion yen were personnel related costs, included in SGA expenses in the consolidated statements of income. Additionally, Sony either consolidated or sold five manufacturing sites in Japan and five manufacturing sites outside of Japan during the fiscal year ended March 31, 2010.

Restructuring charges were recorded mainly in the CPD segment, and All Other and Corporate. In the CPD segment, restructuring charges amounted to 75.9 billion yen, which includes 7.3 billion yen of non-cash charges related to depreciation associated with restructured assets for the fiscal year ended March 31, 2010, compared to 53.7 billion yen of restructuring charges recorded in the previous fiscal year. In the fiscal year ended March 31, 2010, restructuring activities included headcount reduction programs, initiatives to advance the rationalization of manufacturing operations, shifting and consolidating manufacturing to lower-cost countries and utilizing the services of OEMs and third party ODMs. In the CPD segment, most of the 39.8 billion yen of restructuring charges incurred within SGA expenses were personnel related costs. With respect to television operations, Sony ceased manufacturing operations at its Sony EMCS Corporation Ichinomiya TEC in June 2009, and at Sony Baja California, S.A. de C.V.’s Mexicali factory in September, 2009. In January 2010, Sony completed the sale to the Hon Hai Group of 90.0 percent of Sony’s equity interest in Sony Baja California and certain manufacturing assets related to LCD televisions at Sony Baja California’s Tijuana Factory in Mexico, which mainly manufactures LCD televisions for the Americas region. The Tijuana Factory remains a key manufacturing facility of Sony LCD televisions for the Americas region.

In all segments, excluding the CPD segment, and All Other and Corporate, restructuring charges were recorded mainly due to headcount reductions through early retirement programs.

Restructuring charges discussed in Item 5, which include non-cash charges related to depreciation associated with restructured assets, are described in Note 19 to the notes to the consolidated financial statements.

Foreign Exchange Fluctuations and Risk Hedging

During the fiscal year ended March 31, 2010, the average rates of the yen were 91.8 yen against the U.S. dollar, and 129.7 yen against the euro, which were 8.4 percent and 9.5 percent higher, respectively, year-on-year.

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

SGTS in London provides integrated treasury services for Sony Corporation, its subsidiaries, and affiliated companies. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS for hedging their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. The concentration of foreign exchange exposures at SGTS means that, in effect, SGTS hedges most of the net foreign exchange exposure of Sony Corporation, its subsidiaries and affiliated companies. SGTS in turn enters into foreign exchange transactions with creditworthy third party financial institutions. Most of these transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures on average three months before the actual transactions take place. However, in certain cases SGTS partially hedges the projected exposures one month before the actual transactions take place when business requirements such as shorter production-sales cycles for certain products arise. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment. In the Financial Services segment, Sony uses derivatives for ALM and trading.

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

Assets, Liabilities and Stockholders’ Equity

Assets

Total assets as of March 31, 2011 increased by 58.9 billion yen, or 0.5 percent year-on-year, to 12,925.0 billion yen. Total assets as of March 31, 2011 in all segments, excluding the Financial Services segment, decreased by 457.6 billion yen, or 7.0 percent year-on-year, to 6,065.2 billion yen. Total assets as of March 31, 2011 in the Financial Services segment increased by 485.3 billion yen, or 7.4 percent year-on-year, to 7,062.4 billion yen.

Current Assets

Current assets as of March 31, 2011 decreased by 288.8 billion yen, or 7.0 percent year-on-year, to 3,844.0 billion yen. Current assets as of March 31, 2011 in all segments, excluding the Financial Services segment, decreased by 212.2 billion yen, or 6.8 percent, year-on-year to 2,907.1 billion yen.

Cash and cash equivalents as of March 31, 2011 in all segments, excluding the Financial Services segment, decreased 137.5 billion yen, or 14.0 percent year-on-year, to 847.4 billion yen. This was primarily due to lower net cash inflow in operating activities as a result of a decrease of notes and accounts payable, trade and an increase of inventories, and to net cash outflow in financing activities as a result of repayment of debts in the fiscal year ended March 31, 2011. Refer to “Cash Flows” below.

Notes and accounts receivable, trade (net of allowances for doubtful accounts and sales returns) as of March 31, 2011, excluding the Financial Services segment, decreased 145.4 billion yen, or 16.4 percent year-on-year, to 742.3 billion yen, mainly due to foreign exchange rates and sales of accounts receivables under a securitization program in the United States. Refer to Note 6 to the notes to the consolidated financial statements.

Other current assets as of March 31, 2011 in all segments, excluding the Financial Services segment, increased 71.1 billion yen, or 5.7 percent year-on-year, to 1,314.4 billion yen, mainly due to an increase in inventories.

Inventories as of March 31, 2011 increased by 58.6 billion yen, or 9.1 percent year-on-year, to 704.0 billion yen. This increase was primarily due to an increase in CPD segment inventory resulting from an expansion of the LCD television business. Sony considers the inventory level as of March 31, 2011 to have been slightly higher than appropriate.

The inventory to cost of sales turnover ratio (based on the average of inventories at the end of each fiscal year and the previous fiscal year) was 1.68 months compared to 1.79 months at the end of the previous fiscal year.

Current assets as of March 31, 2011 in the Financial Services segment decreased by 91.6 billion yen, or 8.7 percent year-on-year, to 956.7 billion yen primarily due to the decrease of credit card and credit receivables resulting from the sale of a portion of the credit card business at Sony Financial International Inc. (“SFI”).

Investments and Advances

Investments and advances as of March 31, 2011 increased by 593.3 billion yen, or 11.2 percent year-on-year, to 5,892.7 billion yen.

Investments and advances as of March 31, 2011 in all segments, excluding the Financial Services segment, decreased by 31.0 billion yen, or 8.2 percent year-on-year, to 345.7 billion yen primarily due to impairment and valuation losses from securities and investments, and the collection of advances.

Investments and advances as of March 31, 2011 in the Financial Services segment increased by 613.3 billion yen, or 12.3 percent year-on-year, to 5,580.4 billion yen. This increase was primarily due to business growth at both Sony Life and Sony Bank, resulting in increases in investments made by Sony Life mainly in Japanese fixed income securities, and increases in mortgage loans provided by Sony Bank. Refer to “Investments” below.

Property, Plant and Equipment (after deduction of accumulated depreciation)

Property, plant and equipment as of March 31, 2011 decreased by 83.1 billion yen, or 8.2 percent year-on-year, to 924.9 billion yen.

Property, plant and equipment as of March 31, 2011 in all segments, excluding the Financial Services segment, decreased by 78.4 billion yen, or 8.1 percent year-on-year, to 894.8 billion yen. Factors contributing to the decrease in property, plant and equipment included the sale or disposal of assets due to the sale of certain factories and impairment charges recorded for related assets. The disposal or impairment of fixed assets damaged by the Great East Japan Earthquake was 7.7 billion yen.

Capital expenditures (additions to property, plant and equipment) for the fiscal year ended March 31, 2011 increased by 12.1 billion yen, or 6.3 percent year-on-year, to 204.9 billion yen.

Property, plant and equipment as of March 31, 2011 in the Financial Services segment decreased by 4.7 billion yen, or 13.5 percent year-on-year, to 30.0 billion yen mainly due to the sale of the lease business at SFI.

Other Assets

Other assets as of March 31, 2011 decreased by 127.8 billion yen, or 6.0 percent year-on-year, to 1,988.0 billion yen primarily due to a decrease in deferred tax assets.

Liabilities

Total current and long-term liabilities as of March 31, 2011 increased by 388.5 billion yen, or 4.1 percent year-on-year, to 9,969.1 billion yen. Total current and long-term liabilities as of March 31, 2011 in all segments, excluding the Financial Services segment, decreased by 79.4 billion yen, or 2.1 percent year-on-year, to 3,723.7 billion yen. Total current and long-term liabilities in the Financial Services segment as of March 31, 2011 increased by 438.7 billion yen, or 7.4 percent year-on-year, to 6,333.2 billion yen.

Current Liabilities

Current liabilities as of March 31, 2011 increased by 67.1 billion yen, or 1.7 percent year-on-year, to 4,127.0 billion yen.

Current liabilities as of March 31, 2011 in all segments, excluding the Financial Services segment, decreased by 61.5 billion yen, or 2.6 percent year-on-year, to 2,265.0 billion yen.

Short-term borrowings and the current portion of long-term debt as of March 31, 2011 in all segments, excluding the Financial Services segment, decreased by 78.0 billion yen, or 33.8 percent year-on-year, to 152.7 billion yen primarily due to the redemption of a 104.9 billion yen tranche of straight bonds. This decrease was partially offset by a transfer to current liabilities from long-term liabilities of the current portion of straight bonds that will mature during the fiscal year ending March 31, 2012.

Notes and accounts payable, trade as of March 31, 2011 in all segments, excluding the Financial Services segment, decreased by 12.8 billion yen, or 1.6 percent year-on-year, to 791.6 billion yen primarily due to the impact of foreign exchange rates.

Current liabilities as of March 31, 2011 in the Financial Services segment increased by 108.0 billion yen, or 6.1 percent year-on-year, to 1,881.8 billion yen mainly due to an increase in deposits from customers at Sony Bank.

Long-term Liabilities

Long-term liabilities as of March 31, 2011 increased by 321.5 billion yen, or 5.8 percent year-on-year, to 5,842.1 billion yen.

Long-term liabilities as of March 31, 2011 in all segments, excluding the Financial Services segment, decreased by 17.9 billion yen, or 1.2 percent year-on-year, to 1,458.7 billion yen. Long-term debt as of March 31, 2011 in all segments, excluding the Financial Services segment, decreased by 94.0 billion yen, or 10.5 percent year-on-year, to 799.4 billion yen. This was primarily due to the above-mentioned transfer of the current portion of straight bonds to current liabilities.

Long-term liabilities as of March 31, 2011 in the Financial Services segment increased by 330.7 billion yen, or 8.0 percent year-on-year, to 4,451.3 billion yen. This was primarily due to an increase in the policy amount in force at Sony Life.

Total Interest-bearing Debt

Total interest-bearing debt inclusive of long-term debt and short-term borrowings as of March 31, 2011 decreased by 233.2 billion yen, or 19.3 percent year-on-year, to 975.6 billion yen. Total interest-bearing debt as of March 31, 2011 in all segments, excluding the Financial Services segment, decreased by 172.0 billion yen, or 15.3 percent year-on-year, to 952.1 billion yen.

Redeemable Noncontrolling Interest

In March 2011, Sony acquired an additional 5 percent equity interest in GSN, resulting in Sony owning a 40 percent equity interest. As part of the acquisition, Sony obtained a controlling interest in GSN and as a result, consolidated GSN. Sony granted a put right to the other investor in GSN for an additional 18 percent interest in GSN. The put right is exercisable during three windows starting on April 1 of each of 2012, 2013 and 2014 and lasting for 60 business days. The exercise price of the put is calculated using a formula based on an agreed upon multiple of the earnings of GSN with a minimum price of 234 million U.S. dollars and a maximum price of 288 million U.S. dollars. The portion of the noncontrolling interest that can be put to Sony is accounted for as mandatorily redeemable securities because redemption is outside of Sony’s control and is reported in the mezzanine equity section in the consolidated balance sheet at March 31, 2011. Refer to Notes 24 and 27 to the notes to the consolidated financial statements.

Sony Corporation’s Stockholders’ Equity

Sony Corporation’s stockholders’ equity as of March 31, 2011 decreased by 417.9 billion yen, or 14.1 percent year-on-year, to 2,548.0 billion yen. Retained earnings decreased by 284.7 billion yen, or 15.4 percent year-on-year, to 1,566.3 billion yen as a result of the recording of 259.6 billion yen in net loss attributable to Sony Corporation’s stockholders. Accumulated other comprehensive income deteriorated by 135.1 billion yen, or 20.2 percent year-on-year, to a loss of 804.2 billion yen primarily due to the recording of 118.4 billion yen of foreign currency translation adjustments. The ratio of Sony Corporation’s stockholders’ equity to total assets decreased 3.3 percentage points year-on-year, from 23.1 percent to 19.7 percent.

Information of Financial Position Separating Out the Financial Services Segment

The following charts show Sony’s unaudited information of financial position for the Financial Services segment alone, and for all segments excluding the Financial Services segment. These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, and then eliminated in the consolidated figures shown below.

Financial Services segment

	March 31
	2010	2011
	(Yen in millions)

ASSETS
Current assets:
Cash and cash equivalents	206,742	167,009
Marketable securities	576,129	643,171
Notes and accounts receivable, trade	10,099	5,933
Other	255,366	140,633

	1,048,336	956,746
Investments and advances	4,967,125	5,580,418
Property, plant and equipment	34,725	30,034
Other assets:
Deferred insurance acquisition costs	418,525	428,262
Other	108,421	66,944

	526,946	495,206

	6,577,132	7,062,404

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	86,102	23,191
Notes and accounts payable, trade	13,709	1,705
Deposits from customers in the banking business	1,509,488	1,647,752
Other	164,545	209,168

	1,773,844	1,881,816
Long-term liabilities:
Long-term debt	42,536	16,936
Accrued pension and severance costs	12,144	13,925
Future insurance policy benefits and other	3,876,292	4,225,373
Other	189,681	195,115

	4,120,653	4,451,349
Stockholders’ equity of Financial Services	681,500	727,955
Noncontrolling interests	1,135	1,284

	6,577,132	7,062,404

Sony without the Financial Services segment

	March 31
	2010	2011
	(Yen in millions)

ASSETS
Current assets:
Cash and cash equivalents	984,866	847,403
Marketable securities	3,364	3,000
Notes and accounts receivable, trade	887,694	742,297
Other	1,243,345	1,314,419

	3,119,269	2,907,119
Film costs	310,065	275,389
Investments and advances	376,669	345,660
Investments in Financial Services, at cost	116,843	115,806
Property, plant and equipment	973,226	894,834
Other assets	1,626,764	1,526,389

	6,522,836	6,065,197

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	230,631	152,664
Notes and accounts payable, trade	804,336	791,570
Other	1,291,481	1,320,741

	2,326,448	2,264,975
Long-term liabilities:
Long-term debt	893,418	799,389
Accrued pension and severance costs	283,382	257,395
Other	299,808	401,938

	1,476,608	1,458,722
Redeemable noncontrolling interest	—	19,323
Stockholders’ equity of Sony without Financial Services	2,662,712	2,217,106
Noncontrolling interests	57,068	105,071

	6,522,836	6,065,197

Consolidated

	March 31
	2010	2011
	(Yen in millions)

ASSETS
Current assets:
Cash and cash equivalents	1,191,608	1,014,412
Marketable securities	579,493	646,171
Notes and accounts receivable, trade	891,625	743,690
Other	1,470,146	1,439,773

	4,132,872	3,844,046
Film costs	310,065	275,389
Investments and advances	5,299,393	5,892,655
Property, plant and equipment	1,007,951	924,868
Other assets:
Deferred insurance acquisition costs	418,525	428,262
Other	1,697,308	1,559,768

	2,115,833	1,988,030

	12,866,114	12,924,988

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	284,607	163,351
Notes and accounts payable, trade	817,118	793,275
Deposits from customers in the banking business	1,509,488	1,647,752
Other	1,448,712	1,522,601

	4,059,925	4,126,979
Long-term liabilities:
Long-term debt	924,207	812,235
Accrued pension and severance costs	295,526	271,320
Future insurance policy benefits and other	3,876,292	4,225,373
Other	424,609	533,179

	5,520,634	5,842,107
Redeemable noncontrolling interest	—	19,323
Sony Corporation’s stockholders’ equity	2,965,905	2,547,987
Noncontrolling interests	319,650	388,592

	12,866,114	12,924,988

Investments

The following table contains available-for-sale and held-to-maturity securities, including the breakdown of unrealized gains and losses by investment category.

	March 31, 2011
				Fair
		Unrealized	Unrealized	market
	Cost	gain	loss	value
		(Yen in millions)

Financial Services Business:
Available-for-sale
Debt securities
Sony Life	886,303	23,017	(3,296)	906,024
Sony Bank	917,144	7,462	(13,604)	911,002
Other	10,896	36	(14)	10,918
Equity securities
Sony Life	47,926	12,577	(2,152)	58,351
Sony Bank	7,848	706	—	8,554
Other	138	2,148	—	2,286
Held-to-maturity
Debt securities
Sony Life	2,918,524	21,668	(48,011)	2,892,181
Sony Bank	15,566	614	—	16,180
Other	66,842	528	(210)	67,160

Total Financial Services	4,871,187	68,756	(67,287)	4,872,656

Non-Financial Services:
Available-for-sale securities	34,835	53,835	(1,341)	87,329
Held-to-maturity securities	1	(1)	—	—

Total Non-Financial Services	34,836	53,834	(1,341)	87,329

Consolidated	4,906,023	122,590	(68,628)	4,959,985

At March 31, 2011, Sony Life had debt and equity securities which had gross unrealized losses of 51.3 billion yen and 2.2 billion yen, respectively. Of the unrealized loss, no security was in an unrealized loss position for a period greater than 12 months at March 31, 2011. Sony Life principally invests in debt securities in various industries. Almost all of the debt securities in which Sony Life invested were rated “BBB” or higher by Standard & Poor’s Rating Services (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) or other rating agencies.

At March 31, 2011, Sony Bank had debt securities which had gross unrealized losses of 13.6 billion yen. Of the unrealized loss, approximately 43.5 percent related to securities in an unrealized loss position for periods greater than 12 months at March 31, 2011. Sony Bank principally invests in Japanese government bonds, Japanese corporate bonds and foreign bonds. Almost all of these securities were rated “BBB” or higher by S&P, Moody’s or other rating agencies.

These unrealized losses related to numerous investments, with no single investment being in a material unrealized loss position for greater than 12 months. In addition, there was no individual security with unrealized losses that met the test for impairment as the declines in value were observed to be small both in amounts and percentage, and therefore, the decline in value for those investments was still determined to be temporary in nature.

For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2011 (51.3 billion yen), maturity dates vary as follows:

• Within 1 year:	—
• 1 to 5 years:	0.1 percent
• 5 to 10 years:	0.1 percent
• above 10 years:	99.8 percent

For fixed maturity securities with unrecognized losses held by Sony Bank as of March 31, 2011 (13.6 billion yen), maturity dates vary as follows:

• Within 1 year:	41.2 percent
• 1 to 5 years:	43.8 percent
• 5 to 10 years:	14.7 percent
• above 10 years:	0.3 percent

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other issued by a number of non-public companies. The aggregate carrying amount of the investments in non-public companies at March 31, 2011 was 67.4 billion yen. A non-public equity investment is primarily valued at cost if fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other-than-temporary, the impairment of the investment is recognized immediately and the carrying value is reduced to its fair value.

For the fiscal years ended March 31, 2009, 2010 and 2011, total realized impairment losses were 45.6 billion yen, 5.5 billion yen and 9.8 billion yen, respectively, of which 41.2 billion yen, 2.6 billion yen and 2.1 billion yen, respectively, were recorded in financial services revenue by the subsidiaries in the Financial Services segment. Realized impairment losses recorded other than by subsidiaries in the Financial Services segment in each of the three fiscal years were reflected in non-operating expenses and primarily relate to certain strategic investments in non-financial services businesses. These investments primarily relate to certain strategic investments in Japan and the U.S. with which Sony has strategic relationships for the purposes of developing and marketing new technologies. Impairment losses were recorded for each of the three fiscal years as certain companies failed to successfully develop and market such technology, resulting in the operating performance of these companies being more unfavorable than previously expected. As a result the decline in the fair value of these companies was judged as other-than-temporary. None of these impairment losses were individually material to Sony.

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

Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. Sony Life and Sony Bank account for approximately 79 percent and 19 percent of the investments in the Financial Services segment, respectively.

Contractual obligations, commitments, and contingent liabilities

The following table summarizes Sony’s contractual obligations and commitments as of March 31, 2011. The references to the notes below refer to the corresponding notes within the notes to the consolidated financial statements.

		Less than	1 to 3	3 to 5	More than
	Total	1 year	years	years	5 years

	(Yen in millions)

Contractual obligations and commitments:
Short-term debt (Note 11)	53,737	53,737	—	—	—
Long-term debt (Notes 8 and 11)
Capital lease obligations	24,673	4,162	5,068	3,463	11,980
Other long-term debt	897,176	105,452	390,008	284,567	117,149
Interest on other long-term debt	37,551	10,685	15,127	7,261	4,478
Minimum rental payments required under operating leases (Note 8)	177,990	39,817	56,111	30,823	51,239
Purchase commitments (Note 27)
Purchase commitments for property, plant and equipment	103,465	103,465	—	—	—
Expected cost for the production or purchase of motion pictures and television programming or certain rights	111,112	36,747	35,880	28,372	10,113
Long-term contracts with recording artists and companies	38,354	14,145	15,204	6,801	2,204
Other purchase commitments	97,084	53,625	30,717	10,238	2,504
Future insurance policy benefits and other in the life insurance business* (Note 10)	11,907,755	319,151	692,062	735,917	10,160,625
Gross unrecognized tax benefits** (Note 21)	225,120	10	—	—	—

Total	13,674,017	740,996	1,240,177	1,107,442	10,360,292

* Future insurance policy benefits and other in the life insurance business are the estimated future cash payments to be made to policy holders and others for future policy benefits, policyholders’ account balances, policyholders’ dividends, separate account liabilities and others. These cash payments are based upon assumptions including morbidity, mortality, withdrawals and other factors. Amounts presented in the above table are undiscounted. The sum of the cash payments of 11,907.8 billion yen exceeds the corresponding liability amounts of 4,204.1 billion yen included in the consolidated financial statements principally due to the time value of money (Note 10).

** The total amounts represent the liability for gross unrecognized tax benefits in accordance with the accounting guidance for uncertain tax positions. Sony estimates 10 million yen of the liability is expected to be settled within one year. The settlement period for the remaining portion of the liability, which totaled 225.1 billion yen, cannot be reasonably estimated due to the uncertainty associated with the timing of the settlements with the various taxing authorities (Note 21).

The following items are not included in either the above table or the total amount of commitments outstanding at March 31, 2011:

•	The total amount of expected future pension payments is not included as such amount is not currently determinable. Sony expects to contribute approximately 35 billion yen to Japanese pension plans and approximately 11 billion yen to foreign pension plans during the fiscal year ending March 31, 2012 (Note 15).

•	The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included as it is not foreseeable what loans will be incurred under such line of credit. The total unused portion of the line of credit extended under these contracts was 18.4 billion yen as of March 31, 2011 (Note 27).

•	Purchases are made during the ordinary course of business from certain component manufacturers and contract manufacturers in order to establish the best pricing and continuity of supply for Sony’s production and are not included in the above table as there are typically no binding purchase obligations. Purchase obligations are defined as contractual obligations to purchase goods or services that are enforceable and legally binding on Sony. These obligations specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations do not include contracts that may be cancelled without penalty. Sony enters into arrangements with certain component manufacturers whereby Sony procures goods and services, including product components, for these component manufacturers and is reimbursed for the related purchases. Sony’s supply chain management allows for flexible and mutually beneficial purchase arrangements with these manufacturers in order to minimize inventory risk. Consistent with industry practice, Sony purchases processed goods that meet technical criteria from these component manufacturers after issuing to these manufacturers information on Sony’s projected demand and manufacturing needs. Further, in connection with the sale of its LCD television manufacturing operations in Mexico during the fiscal year ended March 31, 2010, and in the sale or transfer of LCD television manufacturing operations in Slovakia and Spain in the fiscal year ended March 31, 2011, Sony entered into agreements to purchase certain LCD televisions in the future from the contract manufacturers that acquired the operations. The initial terms of the agreements were one year in Mexico and Slovakia and two years in Spain, with renewal options for the same time periods. In these agreements, Sony agreed to purchase a specified share of the LCD televisions that Sony sells in certain markets, including the U.S. and European markets. However, there are no binding purchase obligations as the specified share and pricing terms only apply to Sony’s actual sales.

In order to fulfill its commitments, Sony will use existing cash, cash generated by its operating activities, and intra-group borrowings, where possible. Further, Sony may raise funds through bonds, CP programs and committed lines of credit from banks, when necessary.

The following table summarizes Sony’s contingent liabilities and redeemable noncontrolling interest as of March 31, 2011.

	Total Amounts

Contingent liabilities: (Note 27)	(Yen in millions	)
Loan guarantees to a creditor of the third party investor	25,194
Guarantees for a portion of Sony Ericsson’s debt	26,516
Other	51,903

Total contingent liabilities	103,613

Redeemable noncontrolling interest: (Note 27)	(Yen in millions	)
Redeemable noncontrolling interest	19,323

Off-balance sheet arrangements

Sony has certain off-balance sheet arrangements that provide liquidity, capital resources and/or credit risk support.

The below transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. In each case, losses from these transactions were insignificant, and although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant. In addition to the cash proceeds from the sales below, net cash flows related to these transactions, including servicing fees, in the fiscal years ended March 31, 2009, 2010 and 2011 were insignificant.

Sony has established several accounts receivable sales programs in Japan whereby Sony can sell up to 47.2 billion yen of eligible trade accounts receivable in the aggregate at any one time. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2009, 2010 and 2011 were 130.8 billion yen, 109.3 billion yen and 136.2 billion yen, respectively.

A subsidiary of the Financial Services segment has established several receivables sales programs whereby the subsidiary can sell up to 24.0 billion yen of eligible receivables in the aggregate at any one time. Through these programs, the subsidiary can sell receivables to special purpose entities owned and operated by banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. Total receivables sold during the fiscal years ended March 31, 2009, 2010 and 2011 were 166.1 billion yen, 183.8 billion yen and 166.0 billion yen, respectively.

During the fiscal year ended March 31, 2010, Sony established an accounts receivable sales program in the United States. Through this program, a bankruptcy-remote entity, which is consolidated by a U.S. subsidiary, can sell up to 450 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank. Total trade accounts receivables sold during the fiscal year ended March 31, 2010 were 258.1 billion yen. Subsequent to its establishment, Sony amended this program. While the transactions continued to qualify as sales under the new accounting guidance for transfers of financial assets, the amended program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. The portion of the sales proceeds held back and deferred is initially recorded at estimated fair value, is included in other current assets and is 32.8 billion yen at March 31, 2011. Sony includes collections on such receivables as cash flows within operating activities in the consolidated statements of cash flows since the receivables are the result of operating activities and the associated interest rate risk is insignificant due to its short-term nature. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal year ended March 31, 2011 were 414.1 billion yen, 185.6 billion yen and 153.6 billion yen, respectively.

The accounts receivable sales programs in Japan and in the Financial Services segment above involved qualifying special-purpose entities (“QSPEs”) under the accounting guidance effective prior to April 1, 2010 for transfers of financial assets. Since the QSPEs met certain criteria, they were not consolidated by Sony. From April 1, 2010, the entities that formerly met the criteria to be a qualifying special-purpose entity (“QSPE”) are subject to the same consolidation accounting guidance as other variable interest entities (“VIEs”), which is discussed further below.

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements include facilities which provide for the leasing of certain property, several joint ventures in the recorded music business, the U.S. based music publishing business, the financing of film production and the outsourcing of manufacturing operations. In addition, Sony has entered into several accounts receivable sales programs that involve VIEs as described above. In several of the arrangements in which Sony holds significant variable interests, Sony is the primary beneficiary and therefore consolidates these VIEs. Arrangements in which Sony holds significant variable interests in VIEs but Sony is not the primary beneficiary and therefore does not consolidate are described as follows:

In connection with the September 2010 refinancing of the debt obligations of the third party investor in the U.S. based music publishing business, Sony has issued a guarantee to a creditor of the third party investor in which Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor should the third party investor default on its obligation. The obligation of the third party investor is collateralized by its 50 percent interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. The assets of the third party investor that are being used as collateral were placed in a separate trust which is also a VIE in which Sony has significant variable interests. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the trust. The assets held by the trust consist solely of the third party investor’s 50 percent ownership interest in the music publishing subsidiary. At March 31, 2011, the fair value of the assets held by the trust exceeded 303 million U.S. dollars.

Sony’s subsidiary in the Pictures segment entered into a joint venture agreement with a VIE to acquire the international distribution rights, as defined, to 12 pictures. The subsidiary is required to distribute these pictures internationally, for contractually defined fees determined as percentages of gross receipts, and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees, each as defined. The VIE was capitalized with total financing of 406 million U.S. dollars. Of this amount, 11 million U.S. dollars was contributed by the subsidiary, 95 million U.S. dollars was provided by unrelated third party investors and the remaining funding was provided through a 300 million U.S. dollar bank credit facility. Under the agreement, the subsidiary’s 11 million U.S. dollars equity investment is the last equity to be repaid. Based on the factors above, it was previously determined that the subsidiary was the primary beneficiary as it was projected to absorb the majority of the losses or residual returns. As of March 31, 2009, the bank credit facility had been terminated and the third party investors have been repaid their 95 million U.S. dollar investment. On May 11, 2009, the subsidiary repurchased from the VIE the international distribution rights to the 12 pictures and the VIE received a participation interest in these films on identical financial terms to those described above. As a result of repurchasing the international distribution rights from the VIE, Sony determined that the subsidiary was no longer the primary beneficiary as it was not projected to absorb the majority of the losses or residual returns of the VIE. No gain or loss was recognized by the subsidiary on the deconsolidation of the VIE. As of March 31, 2011, the subsidiary’s balance sheet includes 67 million yen of film costs related to the international distribution rights acquired from the VIE and 1,098 million yen of participation liabilities recorded within accounts payable, other and accrued expenses as well as other noncurrent liabilities due to the VIE.

Sony’s subsidiary in the Pictures segment entered into two separate production/co-financing agreements with VIEs to co-finance 19 films that were released over the 31 months ended July 31, 2008. The subsidiary received 565 million U.S. dollars over the term of the agreements to fund the production or acquisition cost of films (including fees and expenses). Additionally, on January 19, 2007, the subsidiary entered into a third production/co-financing agreement with another VIE to co-finance a majority of the films to be submitted through March 2012. The subsidiary has received a commitment from the third VIE that it will fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). At March 31, 2011, 18 films of the subsidiary have been released and approximately 554 million U.S. dollars collectively have been funded by the third VIE. Under all three agreements, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIEs share in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. As the subsidiary did not have the power to direct the activities of these three VIEs that most significantly impact the VIEs’ economic performance nor issue any guarantees with respect to the VIEs, the subsidiary does not absorb the majority of the losses or residual returns, and therefore does not qualify as the primary beneficiary for any of the VIEs. At March 31, 2011, there were no amounts recorded on the subsidiary’s balance sheet that related to any of the VIEs other than the investors’ earned but unpaid share of the films’ net profits, as defined.

In January 2010, Sony sold 90.0 percent of its interest in a Mexican subsidiary which primarily manufactured LCD televisions, as well as other assets including machinery and equipment of 4,520 million yen and inventories of

5,619 million yen, to a contract manufacturer. The continuing entity, which would perform this manufacturing going forward, is a VIE as it is thinly capitalized and dependent on funding from the parent entity. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities that most significantly impact the VIE’s economic performance, nor does Sony have the obligation to absorb the losses of the VIE. In connection with the sale of Sony’s controlling interest in the subsidiary, Sony received 11,189 million yen and recorded a loss of 1,664 million yen during the fiscal year ended March 31, 2010. Concurrent with the sale, Sony entered into an agreement with the VIE and its parent company in which Sony agreed to purchase a significant share of the LCD televisions that Sony sells in certain markets, including the U.S. market. As of March 31, 2011, the amounts recorded on Sony’s consolidated balance sheets that relate to the VIE include receivables recorded within prepaid expenses and other current assets of 21,953 million yen and accounts payable, trade of 20,853 million yen. Sony’s maximum exposure to losses is considered insignificant.

As described above, accounts receivable sales programs in Japan and in the Financial Services segment also involve VIEs that formerly met the criteria to be a QSPE. These VIEs are all special purpose entities of the sponsor banks. In addition, a counterparty of the accounts receivable transactions in the U.S. includes a VIE. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate these entities as Sony does not have the power to direct the activities, an obligation to absorb losses, or the right to receive the residual returns of these VIEs. Sony’s maximum exposure to losses from these VIEs is considered insignificant.

Refer to Note 23 to the notes to the consolidated financial statements for more information on VIEs.

Cash Flows
(The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010)

Operating Activities: During the fiscal year ended March 31, 2011, there was a net cash inflow of 616.2 billion yen, a decrease of 296.7 billion yen, or 32.5 percent year-on-year.

For all segments, excluding the Financial Services segment, there was a net cash inflow of 255.8 billion yen for the fiscal year ended March 31, 2011, a decrease of 314.4 billion yen, or 55.1 percent year-on-year. This net cash inflow was mainly due to a cash contribution from net income after taking into account depreciation, amortization and deferred income taxes as well as a decrease in notes and accounts receivable, trade. The inflow was partially offset by an increase in inventories. The year-on-year decrease in net cash inflow was mainly due to a decrease in notes and accounts payable, trade and an increase of inventories, partially offset by an improvement in net income (loss) after taking into account depreciation, amortization and deferred income taxes and a decrease in notes and accounts receivable, trade.

The Financial Services segment had a net cash inflow of 369.5 billion yen, an increase of 21.4 billion yen, or 6.2 percent year-on-year. This net cash inflow was generated primarily due to an increase in revenue from insurance premiums as a result of a steady increase in policy amount in force at Sony Life. Compared with the previous fiscal year, net cash inflow increased primarily due to an increase in cash contribution from net income after excluding the impact of gains or losses on the revaluation of marketable securities held for trading purposes as well as on the revaluation or impairment of securities investments.

Investing Activities: During the fiscal year ended March 31, 2011, Sony used 714.4 billion yen of net cash in investing activities, a decrease of 31.6 billion yen, or 4.2 percent year-on-year.

For all segments, excluding the Financial Services segment, there was a use of 137.6 billion yen, a decrease of 110.3 billion yen, or 44.5 percent year-on-year. During the fiscal year ended March 31, 2011, net cash was used mainly for purchases of manufacturing equipment. The net cash used in investing activities decreased year-on-year primarily due to smaller purchases of manufacturing equipment.

The Financial Services segment used 552.9 billion yen of net cash, an increase of 77.2 billion yen, or 16.2 percent year-on-year. During the fiscal year ended March 31, 2011, payments for investments and advances, carried out primarily at Sony Life and Sony Bank, where operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances. The net cash outflow during the fiscal year ended March 31, 2011 was partially offset by proceeds from the deconsolidation of a lease and rental business at SFI. The net cash used within the Financial Services segment increased year-on- year primarily due to a decrease in proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.

In all segments, excluding the Financial Services segment, net cash generated by operating and investing activities combined* for the fiscal year ended March 31, 2011 was 118.3 billion yen, a decrease of 204.0 billion yen, or 63.3 percent year-on-year.

Financing Activities: During the fiscal year ended March 31, 2011, 10.1 billion yen of net cash was used in financing activities, compared to 365.0 billion yen generated in the previous fiscal year. For all segments, excluding the Financial Services segment, there was 186.9 billion yen of net cash outflow, compared to a net cash inflow of 98.6 billion yen in the previous fiscal year. This was primarily due to significantly higher levels of both issuances of long-term corporate bonds and borrowings from banks in the previous fiscal year. There were no comparable issuances or borrowings during the fiscal year ended March 31, 2011; in addition, there was a 104.9 billion yen redemption of domestic straight bonds and a 52.0 billion yen repayment of a syndicated loan during the fiscal year ended March 31, 2011. In the Financial Services segment, financing activities generated 143.7 billion yen of net cash, a decrease of 94.9 billion yen, or 39.8 percent year-on-year, primarily due to a smaller increase in deposits from customers at Sony Bank and increased repayments of long-term debt.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2011 was 1,014.4 billion yen. Cash and cash equivalents of all segments, excluding the Financial Services segment, was 847.4 billion yen at March 31, 2011, a decrease of 137.5 billion yen, or 14.0 percent, compared with the balance as of March 31, 2010. Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of 755.2 billion yen of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at March 31, 2011. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 167.0 billion yen at March 31, 2011, a decrease of 39.7 billion yen, or 19.2 percent, compared with the balance as of March 31, 2010.

* Sony has included the information for cash flow from operating and investing activities combined excluding the Financial Services segment’s activities, as management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment. This information is derived from the reconciliations prepared in the section “Information of Cash Flows Separating Out the Financial Services Segment”. This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP. The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own. This measure may not be comparable to those of other companies. This measure has limitations, because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service. Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	Fiscal year ended March 31
	2010	2011
	(Yen in billions)

Net cash provided by operating activities reported in the consolidated statements of cash flows	912.9	616.2
Net cash used in investing activities reported in the consolidated statements of cash flows	(746.0)	(714.4)

	166.9	(98.2)
Less: Net cash provided by operating activities within the Financial Services segment	348.0	369.5
Less: Net cash used in investing activities within the Financial Services segment	(475.7)	(552.9)
Eliminations**	27.7	33.1

Cash flow from operating and investing activities combined excluding the Financial Services segment’s activities	322.3	118.3

** Eliminations primarily consist of intersegment loans and dividend payments. Intersegment loans are between Sony Corporation and SFI, an entity included within the Financial Services segment.

Information of Cash Flows Separating Out the Financial Services Segment

The following charts show Sony’s cash flow information for the Financial Services segment alone, and for all segments, excluding the Financial Services segment. These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, and then eliminated in the consolidated figures shown below.

	Fiscal year ended March 31
Financial Services segment	2010	2011
	(Yen in millions)

Net cash provided by operating activities	348,033	369,458
Net cash used in investing activities	(475,720)	(552,889)
Net cash provided by financing activities	238,635	143,698

Net increase (decrease) in cash and cash equivalents	110,948	(39,733)
Cash and cash equivalents at beginning of the fiscal year	95,794	206,742

Cash and cash equivalents at end of the fiscal year	206,742	167,009

	Fiscal year ended March 31
Sony without the Financial Services segment	2010	2011
	(Yen in millions)

Net cash provided by operating activities	570,222	255,849
Net cash used in investing activities	(247,897)	(137,561)
Net cash provided by (used in) financing activities	98,644	(186,861)
Effect of exchange rate changes on cash and cash equivalents	(1,098)	(68,890)

Net increase (decrease) in cash and cash equivalents	419,871	(137,463)
Cash and cash equivalents at beginning of the fiscal year	564,995	984,866

Cash and cash equivalents at end of the fiscal year	984,866	847,403

	Fiscal year ended March 31
Consolidated	2010	2011
	(Yen in millions)

Net cash provided by operating activities	912,907	616,245
Net cash used in investing activities	(746,004)	(714,439)
Net cash provided by (used in) financing activities	365,014	(10,112)
Effect of exchange rate changes on cash and cash equivalents	(1,098)	(68,890)

Net increase (decrease) in cash and cash equivalents	530,819	(177,196)
Cash and cash equivalents at beginning of the fiscal year	660,789	1,191,608

Cash and cash equivalents at end of the fiscal year	1,191,608	1,014,412

Cash Flows
(The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009)

Operating Activities: During the fiscal year ended March 31, 2010, there was a net cash inflow of 912.9 billion yen from operating activities, an increase of 505.8 billion yen, or 124.2 percent year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 570.2 billion yen for the fiscal year ended March 31, 2010, an increase of 457.5 billion yen, or 406.0 percent year-on-year. The major cash inflow factors included a cash contribution from net income after taking into account depreciation and amortization (including amortization of film costs), an increase in notes and accounts payable, trade, and a decrease in inventories. This exceeded cash outflow, which included increases in film costs and in notes and accounts receivable, trade. Compared with the previous fiscal year, the net cash inflow increased mainly due to an increase in notes and accounts payable, trade in the fiscal year ended March 31, 2010 compared to a decrease in the previous fiscal year and lower tax payments. This increase was partially offset by an increase in notes and accounts receivable, trade in the fiscal year ended March 31, 2010 compared to a decrease in the previous fiscal year.

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

Financing Activities: During the fiscal year ended March 31, 2010, 365.0 billion yen of net cash was provided by financing activities, an increase of 97.6 billion yen, or 36.5 percent year-on-year. For all segments excluding the Financial Services segment, there was a 98.6 billion yen net cash inflow, an increase of 88.7 billion yen, or 891.7 percent year-on year. This was primarily due to issuances of long-term corporate bonds and borrowings from banks in the fiscal year ended March 31, 2010, which were partially offset by net repayments of short-term borrowings including commercial paper. In June 2009, Sony Corporation issued domestic straight bonds totaling 220 billion yen in Japan with maturities ranging from 3 to 10 years. In the Financial Services segment, financing activities generated 238.6 billion yen of net cash, a decrease of 21.7 billion yen, or 8.3 percent year-on-year, primarily due to a decrease in short-term borrowings, net for the fiscal year ended March 31, 2010 compared to an increase for the previous fiscal year.

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

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	Fiscal year ended March 31
	2009	2010
	(Yen in billions)

Net cash provided by operating activities reported in the consolidated statements of cash flows	407.2	912.9
Net cash used in investing activities reported in the consolidated statements of cash flows	(1,081.3)	(746.0)

	(674.1)	166.9
Less: Net cash provided by operating activities within the Financial Services segment	300.1	348.0
Less: Net cash used in investing activities within the Financial Services segment	(602.4)	(475.7)
Eliminations**	(3.0)	27.7

Cash flow from operating and investing activities combined excluding the Financial Services segment’s activities	(374.8)	322.3

** Eliminations primarily consist of intersegment loans and dividend payments. Intersegment loans are between Sony Corporation and SFI, an entity included within the Financial Services segment.

Information of Cash Flows Separating Out the Financial Services Segment

The following charts show Sony’s cash flow information for the Financial Services segment alone, and for all segments, excluding the Financial Services segment. These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, and then eliminated in the consolidated figures shown below.

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

Liquidity Management and Market Access

An important financial objective of Sony is to maintain the strength of its balance sheet, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit. Sony’s basic liquidity management policy is to secure sufficient liquidity throughout the relevant fiscal year, covering such factors as 50 percent of monthly consolidated sales and repayments on debt that comes due within six months.

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

In order to meet working capital requirements, Sony Corporation and SGTS maintain CP programs which have the ability to access the Japanese, the U.S. and European CP markets, subject to prevailing market conditions. Although the CP program limit amounts, translated into yen, were 1,082.1 billion yen in total for Sony Corporation and SGTS as of March 31, 2011, there were no amounts outstanding under the CP programs as of and during the fiscal year ended March 31, 2011.

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans); however, in the unlikely event Sony could not access liquidity from these sources, Sony can also draw on committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 755.2 billion yen in committed lines of credit, none of which had been used as of March 31, 2011. Details of those committed lines of credit are: a 475 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2013, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2013, and a 1.87 billion U.S. dollar of multi-currency committed line of credit contracted with a syndicate of global banks, effective until April 2012, in all of which Sony Corporation and SGTS are defined as the borrowers. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of financial and capital markets turmoil similar to that which occurred in the fall of 2008.

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

In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Rating Services (“S&P”). In addition, Sony maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital markets.

Sony’s current debt ratings from each agency as of June 24, 2011 are noted below:

	Moody’s	S&P	R&I
Long-term debt	A3 (Outlook: stable)	A- (Outlook: negative)	AA- (Outlook: stable)
Short-term debt	P-2	A-2	a-1+

Cash Management

Sony manages its global cash management activities mainly through SGTS. The excess or shortage of cash at most of Sony’s subsidiaries is invested or funded by SGTS on a net basis, although Sony recognizes that fund transfers are limited in certain countries and geographic areas due to restrictions on capital transactions. In order to pursue more efficient cash management, cash surpluses among Sony’s subsidiaries are deposited with SGTS and cash shortfalls among subsidiaries are covered by loans through SGTS, so that Sony can make use of excess cash balances and reduce third party borrowings.

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

SFH currently has an AA- rating from R&I for issuer rating. Sony Life currently has ratings from four rating agencies: AA- from S&P for insurer financial strength rating, Aa3 from Moody’s for insurance financial strength rating, AA from R&I for ability to pay insurance claims and AA from the Japan Credit Rating Agency Ltd. (“JCR”) for ability to pay insurance claims. Sony Bank obtained an A rating from S&P for its long-term counterparty credit rating, an A-1 rating from S&P for its short-term counterparty credit rating and an AA- rating from the JCR for long-term senior debt rating.

RESEARCH AND DEVELOPMENT

It is necessary for Sony to continue technological innovation in order to maintain group-wide growth. Sony believes that technology made possible by our research and development activities is a key to the differentiation of products in existing businesses and the source of creating value in new businesses.

Research and development is focused in four key domains: a common development platform technology for home and mobile electronics, and semiconductor, device, and software technologies, which are essential for product differentiation and for creating value-added products.

Research and development costs for the fiscal year ended March 31, 2011 decreased by 5.2 billion yen, or 1.2 percent year-on-year, to 426.8 billion yen. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) decreased from 6.8 percent to 6.7 percent. Expenses in the CPD segment decreased 0.5 billion yen, or 0.2 percent year-on-year, to 291.3 billion yen and expenses in the NPS segment decreased 2.7 billion yen, or 2.8 percent year-on-year, to 93.0 billion yen. In the CPD segment, approximately 72.5 percent of expenses were for the development of new product prototypes while the remaining 27.5 percent were for the development of mid- to long-term new technologies in such areas as next generation displays, semiconductors, new materials and software. Consolidated research and development costs for the fiscal year ending March 31, 2012 are expected to increase by 7.8 percent to 460 billion yen.

Research and development costs for the fiscal year ended March 31, 2010 decreased by 65.3 billion yen, or 13.1 percent year-on-year, to 432.0 billion yen. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) decreased from 6.9 percent to 6.8 percent. Expenses in the CPD segment decreased 59.4 billion yen, or 16.9 percent year-on-year, to 291.8 billion yen and expenses in the NPS segment increased 2.6 billion yen, or 2.7 percent year-on-year, to 95.7 billion yen. In the CPD segment, approximately 72.5 percent of expenses were for the development of new product prototypes while the remaining 27.5 percent were for the development of mid- to long-term new technologies in such areas as next generation displays, semiconductors, new materials and software.

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

Issues Facing Sony and Management’s Response to those Issues

The world economy in general appears to be continuing the gradual pace of recovery. While growth will likely remain low for developed countries due to fiscal restructuring, high unemployment rates and stagnant housing markets, the growth rate forecasts for emerging countries, with their growing demand, are higher than those forecasts for developed countries. A scenario in which emerging countries will lead world economic growth is becoming increasingly evident.

Faced with such circumstances, Sony has been actively working to achieve a strategic integration of hardware, content and network services over the past few years while establishing lateral platforms spanning production, logistics, procurement, customer services, global sales and marketing, R&D and common software design, achieving steady improvements in competitiveness and profitability. In addition, Sony has been working aggressively to increase its sales of products from high-end to entry class models in emerging markets where demand is increasing due to economic growth. These improvements have enabled Sony to achieve a significant increase in consolidated operating income, reaching 199.8 billion yen for the fiscal year ended March 31, 2011, nearly 6.3 times that of the previous fiscal year’s amount, despite the substantial negative impact of foreign exchange rates.

Sony also reorganized its core businesses of electronics and network services into two new groups as of April 1, 2011: the Consumer Products & Services (“CPS”) Group, which includes all of Sony’s consumer electronics products and the network services that link them; and the Professional, Device & Solutions (“PDS”) Group, which includes semiconductors, professional solutions businesses such as broadcasting and professional equipment, as well as the core device business, and new business fields.

In the CPS Group, Sony is aiming to step up the pace of next-generation, groundbreaking product development in both the home and mobile segments through the swift and flexible allocation of resources to the most important business areas of consumer electronics, games, and network services. In the PDS Group, Sony plans to contribute to vertically integrated product development based on cutting-edge Sony technologies as well as core devices and to provide customers with solutions incorporating these, while also breaking into new businesses in growth areas such as the energy business field.

Through these structural reforms, Sony plans to accelerate its evolution and growth by making maximum use of its technological strengths as a corporation that provides appealing entertainment experiences and innovative solutions to customers worldwide.

In November 2009, Sony announced its aim to achieve a medium-term target of a consolidated operating margin of 5 percent and a return on equity of 10 percent by the fiscal year ending March 31, 2013. Since then, Sony’s business situation has become increasingly uncertain, reflecting volatile foreign exchange rates and intensified price competition in the consumer electronics markets. Going forward, the situation is anticipated to become more challenging due to the impact of the Great East Japan Earthquake that occurred in March 2011. Sony plans to respond to these challenging conditions, however, by pursuing the growth strategy mentioned above under the new management structure and based on the structural reforms accomplished up to this point.

Production at ten manufacturing sites was suspended due to damage caused by the Great East Japan Earthquake, though all of them had resumed or partially resumed production by May 30, 2011. The site with the largest damage, located in Tagajyo City, Miyagi Prefecture, resumed phased production of disc media, including Blu-ray Disc, and magnetic tapes on May 30, 2011. Manufacturing of other products and components previously carried out at that site is expected to be transferred to Sony’s core manufacturing facilities for these products and components located in Miyagi, Fukushima and other prefectures, in order to quickly restore full production capacity. Certain domestic and overseas manufacturing sites not directly affected by the disaster have also temporarily reduced operating rates on some production lines to accommodate difficulties with the procurement of raw materials, parts and other supplies. Sony plans to continue to work for the rapid restoration of production of products for which production was affected, by reallocating inventory of raw materials and parts within the Sony group, using alternative materials or parts, and expanding sourcing for these, among other measures.

During the spring of 2011, Sony’s network services for PlayStation®Network, Qriocitytm and Sony Online Entertainment and the websites of certain subsidiaries have been subject to cyber-attacks. With respect to PlayStation®Network, Qriocitytm and Sony Online Entertainment, Sony shut down the services once a possibility of illegal and unauthorized access and undefined data transfer had been confirmed, and conducted an investigation to determine the scope of the intrusion and any theft, and then made public its understanding of the scope of the data breach. Sony has implemented new and additional security control measures, the mainstays of which were improving the surveillance function for monitoring new attacks, enhancing the detection function for illegal and unauthorized access and suspicious activities and increasing levels of encryption and data protection, before restoring any services. Sony began the phased restoration of the services from May 15, 2011. In addition, Sony fully restored all PlayStation®Network services on June 2, 2011, in the Americas, Europe/PAL territories and Asia, excluding Japan, Hong Kong, and South Korea, as well as resumed its Music Unlimited powered by Qriocitytm for certain products.

The network strategy is one of Sony’s most important strategies, and Sony will continue to contribute to the protection of personal information and the development of a secure and sound networked society, while further strengthening the information control structure for the entire Sony group.

A description of issues recognized by Sony management for its main businesses and its efforts to address these are as follows:

Sony strives to improve profitability in the television business with the various initiatives. To be specific, Sony plans to make further enhancements to business and operational structures achieved through reforms to the business structure and supply chain up to this point, and to steadily advance business strategies matched to the unique characteristics of respective geographical regions along with reducing costs even further. Sony aims to capture growth opportunities by expanding its line-up, from high-end models to the popularly priced range, to match the preferences of customers in emerging markets where product demand is more robust than mature markets. Sony simultaneously intends to pursue business with a focus on high value-added models in developed countries with sluggish market growth in the face of slow-growing economies, and to improve efficiency in sales operations including inventory management. With respect to LCD panel procurement, which could have a serious impact on the profitability of the television business, Sony aims to reduce the cost of panels at its joint ventures and also aims to ensure that Sony is able to procure panels more flexibly from non-joint venture sources in accordance with changes in market prices for panels in order to secure benefits from improvements in panel quality and lower panel costs achieved in the industry in general.

In the digital imaging product industry, the market growth in advanced countries is slowing down and further competition is anticipated, but Sony is differentiating performance with lenses, image sensors, image processing engines and other key devices, enhancing product appeal by improving network capable functions, and making ongoing improvements in cost competitiveness. Sony aims to secure stable profitability for the entire product category as a whole by improving the profitability of interchangeable single lens camera products through targeting further expansion of market share and by expanding the product line-up in compact digital cameras for popularly priced products intended for emerging markets.

In the game business, for the fiscal year ending March 31, 2012, Sony intends to achieve and maintain broader market penetration of hardware for PS3, which contributed to the overall profitability of the business for the fiscal year ended March 31, 2011, while further expanding its game software titles and line-up for non-game content to improve profitability of PS3. Sony will also work steadily to launch new businesses, beginning with a market launch of the next generation portable entertainment system (PlayStation®Vita), and PlayStation®Suite, which will offer PlayStation content, among other things, on Android OS-equipped mobile devices.

In the network-related business, Sony strives to achieve differentiation by providing new content and applications and by making these easier to use, and will work to establish competitive network services while also aiming for sales growth through further regional expansion of network services and the introduction of “Sony Tablet” and other products to work with these network services. During the spring of 2011, Sony’s network services and the websites of certain subsidiaries have been subject to cyber-attacks. This is not expected to have a significant impact on the strategy of network services which Sony expects to continue to expand, based on the information currently available to Sony.

In the semiconductor business, Sony plans to develop new products in the categories of image sensors and display devices to achieve future growth, and will continue to make investments during fiscal year ending March 31, 2012 in increasing production capacity for complementary metal-oxide semiconductor (“CMOS”) image sensors, which were announced in the fiscal year ended March 31, 2011. Sony strives to improve profitability over the medium to long term by capturing image sensor demand for smartphones, interchangeable single lens cameras and other products for which future growth is projected by expanding production capacity of CMOS image sensors.

Sony’s goal in the professional solutions business is to expand sales by providing a broad range of products to the markets of emerging countries that are showing strong economic growth in addition to the markets in developed countries where signs of a rebound in demand can be seen. Sony strives to improve future profitability by strengthening the system solutions business and actively working to expand the line-up related to 3D and high resolution digital cinema, such as cameras and projectors.

In the pictures business, Sony faces intense competition, rising expenses, including production, advertising and promotion expenses, a mature home entertainment market with a continuing industry-wide decline in physical DVD sales worldwide, increasingly limited access to third party financing, and digital theft. To meet these challenges, Sony is working to produce and acquire a diversified portfolio of motion picture and television product with broad worldwide appeal for distribution in all media and emerging platforms, including digital distribution. Sony also plans to explore alternative avenues for financing its motion picture and television product, take action to combat the unauthorized digital distribution of its copyrighted content and explore opportunities for the expansion of its worldwide television networks.

The music business has been operating in a challenging market environment for several years, with the ongoing decline in physical sales not yet offset by the continued growth in the digital market. This trend is expected to continue in the medium term. The growing digital business holds significant potential with the launch of new initiatives and the introduction of innovative products in the digital marketplace. Against this market backdrop, Sony continues to invest in and develop new and existing artist talent, and is pursuing growing new business revenue streams such as live concerts, artist management, and sponsorships.

In the financial services businesses, Sony must rapidly and adequately realize its growth strategy in a fiercely competitive environment and address the needs of a low birthrate and an aging population in Japan as well as the diversifying needs of its customers. In such a business environment, Sony’s financial services businesses, which are latecomers to the life insurance, non-life insurance and banking industries, will make use of distinctive, individual industry-specific business models and pursue higher levels of customer satisfaction. The financial services businesses also plan to achieve further growth by enhancing synergies among the businesses, reinforcing their own positions in the business domains recently entered into, such as individual variable annuity insurance and securities brokerage, and entering into new business domains.

Sony Life has been building an investment portfolio mainly comprised of ultralong-term bonds, in order to manage investment risks and ensure stable long-term returns. Based on this policy, Sony Life plans to continue its investment in ultralong-term bonds in the future. The balance of convertible bonds was eliminated by the end of the fiscal year ended March 31, 2011, as a result of efforts to reduce the balance of higher risk assets held such as stocks and convertible bonds in order to mitigate the impact of the risk of a decline in stock prices.

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

Further details of the global environmental plan “Road to Zero” and actual measures undertaken by Sony are reported in Sony’s CSR report available on the following website: http://www.sony.net/SonyInfo/csr/report/index.html

CRITICAL ACCOUNTING POLICIES

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

Sony adopted new accounting guidance for the recognition and presentation of other-than-temporary impairments for debt securities on April 1, 2009. Under this guidance, when an other-than-temporary impairment of a debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost. If the debt security meets either of these two criteria, the other-than-temporary impairment is recognized in income, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in income is a credit loss equal to the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other comprehensive income. Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in income are presented as a separate component of accumulated other comprehensive income. Before the adoption of this guidance, an other-than-temporary impairment recognized in income for debt securities was equal to the total difference between amortized cost and fair value at the impairment measurement date.

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

The deterioration of the business climate and its continued financial impact on the CPD and NPS segments in the second half of calendar year 2008 and into early calendar year 2009 was considered a circumstance which indicated that the carrying amounts of the assets or asset groups in those segments may not have been recoverable. As such, Sony tested the long-lived assets of the CPD and NPS segments, which consisted primarily of property, plant and equipment, by comparing carrying values of assets or asset groups with estimated undiscounted future cash flows. Impairment charges as a result of the testing are included in the amounts described below.

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

During the fiscal year ended March 31, 2010, Sony recorded impairment charges for long-lived assets totaling 53,304 million yen. These charges also partially related to restructuring activities undertaken, primarily in the CPD segment. Of the total impairment charges for long-lived assets recorded by Sony during the fiscal year ended March 31, 2010, 27,100 million yen related to the LCD televisions assets group within the CPD segment. The impairment charge primarily reflects a decrease in the estimated fair value of property, plant and equipment and certain intangible assets. During the fourth quarter of the fiscal year ended March 31, 2010, management updated its strategic plans, which resulted in decreases in the assets’ estimated service periods and corresponding estimated future cash flows leading to the impairment charge.

During the fiscal year ended March 31, 2011, Sony recorded impairment charges for long-lived assets totaling 23,735 million yen which did not include any individually significant charges. These charges included impairment losses of 7,668 million yen due to significant damage to certain fixed assets directly caused by the Great East Japan Earthquake. For further details, please refer to Note 18 to the notes to the consolidated financial statements. The charges also partially related to restructuring activities, primarily in the CPD and NPS segments.

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

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could significantly impact whether or not an impairment charge is recognized as well as the magnitude of any such charge. In its impairment review, Sony performs internal valuation analyses or utilizes third party valuations when management believes it to be appropriate, and considers other market information that is publicly available. Estimates of fair value are primarily determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. In addition to the estimates of future cash flows, two of the most significant assumptions applied to estimated cash flows involved in the determination of fair value of the reporting units were the discount rates and the perpetual growth rates applied to determine terminal values used in the discounted cash flow analysis. The discount rates used in the cash flow models for the goodwill impairment testing considered market and industry data as well as specific risk factors for each reporting unit. The perpetual growth rates for the individual reporting units, for purposes of the terminal value determination, were generally set after an initial three-year forecasted period, although certain reporting units, including the Pictures reporting unit described below, utilized longer forecasted periods, and were based on historical experience, market and industry data.

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

The carrying amounts of goodwill by segment as of March 31, 2011 are as follows:

Yen in millions

Consumer, Professional & Devices	68,372
Networked Products & Services	123,285
Pictures	140,584
Music	102,688
Financial Services	2,314
All Other	31,762

Total	469,005

The above amounts by segment reflect the reorganization that was effective as of April 1, 2010. This reorganization did not result in any changes in the composition of reporting units and accordingly has no impact on the assignment of goodwill within any reporting unit.

Management believes that the estimates of future cash flows and fair value used in the goodwill impairment tests are reasonable; however, in the future, changes in estimates resulting in lower than currently anticipated cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and other intangible assets in the future. In order to evaluate the sensitivity of the fair value calculations on the impairment analysis performed for the fiscal year ended March 31, 2011, Sony applied a hypothetical 10 percent decrease to the fair value of each reporting unit. A hypothetical 10 percent decrease to the estimated fair value of each reporting unit would not have resulted in a failure of step one of the goodwill impairment test. The significant assumptions utilized by management and related uncertainties with respect to a reporting unit within the Pictures segment, in which a hypothetical 10 percent decrease in fair value would have resulted in a failure of step one of the goodwill impairment test in the previous fiscal year, and the Game reporting unit, which achieved operating profit in the current fiscal year but which has experienced recent operating losses, are described below.

Pictures Reporting Unit

For the Production and Distribution reporting unit within the Pictures segment, as of March 31, 2011, a hypothetical 10 percent decrease to the estimated fair value of the reporting unit would not have resulted in that reporting unit failing the first step of the goodwill impairment test. As of March 31, 2011, this reporting unit had 80,074 million yen of goodwill and the fair value of the reporting unit exceeded the carrying value of the reporting unit by approximately 22 percent. Sony determined the fair value of the reporting unit using a discounted cash flow analysis. The discounted cash flow analysis included the projected cash flows from the most recent three year business plan plus an additional seven years of projected cash flows based off of the three year plan. A terminal value was included in this discounted cash flow analysis. The terminal value was based on an exit price in year ten using an earnings multiple and control premium applied to the projected year ten cash flows. The significant estimates and assumptions used included the discount rate reflecting the risk inherent in future cash flows, growth rates, timing and amount of future cash flows and the earnings multiple.

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

A number of key assumptions were used in developing the most recent business plan, the future cash flows and the growth rate of the reporting unit including: (1) the current and expected economic climate and its projected impact on discretionary consumer spending and the advertising market, (2) the historical decline in DVD sales partially offset by an increase in DVD rental revenue, (3) the continued adoption of Blu-ray Disc and digital formats, (4) the continued development and production of “event” or “tent-pole” and animated motion picture properties and (5) changes in the cost structure of the reporting unit related to overhead, marketing and motion picture and television production costs. Growth rates assumed beyond the current business plan took into consideration management’s outlook for the future and were compared to historical performance to assess reasonableness. The assumed growth rate beyond the current three year business plan was approximately 5 percent. A hypothetical one percentage point decrease in the growth rate, holding all other assumptions constant, would not have decreased the fair value of the reporting unit below that of its carrying value, thereby resulting in the reporting unit not failing step one of the goodwill impairment test.

The following uncertainties are associated with the key assumptions described above and could have a negative effect on the most recent business plan, the future cash flows and the growth rate of the reporting unit:

•	The cost of productions and marketing, labor costs, consumer acceptance, timing of releases or syndication sales and the availability of competing products and entertainment alternatives could vary from the amounts assumed in Sony’s projections.

•	Incremental deterioration of major retailers, acceleration of the maturation of the DVD format and increasing competition for retailer shelf space could result in a more rapid decline in DVD sales worldwide beyond Sony’s expectations.

•	The reporting unit is subject to digital theft and illegal downloading, which have become increasingly prevalent with the development of new technologies and the availability of broadband internet connections. The availability of unauthorized content contributes to a decrease in legitimate product sales and puts pressure on the price of legitimate product sales. This could negatively impact the sales and profitability assumptions included in the projections.

•	Foreign exchange rate fluctuations beyond the rates included in the cash flow estimates could affect financial results of the reporting unit because a large portion of the reporting unit’s sales and assets are denominated in currencies other than the U.S. dollar, which is the reporting currency of the reporting unit.

•	A significant portion of the reporting unit’s revenues are from the licensing of its image-based software, including its motion picture and television content, to U.S. and international television networks, which derive a majority of their revenues from the sale of advertising. The reporting unit, to a lesser extent, also directly sells advertising for its image-based software. If the advertising market is negatively impacted compared to the assumptions in the business plan, this could adversely impact the cash flows of the reporting unit.

Due to the inherent uncertainties involved in making the estimates and assumptions used in the fair value analysis summarized above, actual results may differ which could significantly alter the fair value of the reporting unit and possibly cause the reporting unit to fail step one of the goodwill impairment test.

Game Reporting Unit

Fair value for the Game reporting unit, which had 123,285 million yen of goodwill as of March 31, 2011, was estimated using a discounted cash flow analysis including projected cash flows from the most recent three year business plan as well as a terminal value. The estimated fair value for the Game reporting unit at its annual impairment testing date substantially exceeded its carrying value. Sony developed estimates and assumptions to determine the fair value of the reporting unit, taking into consideration the recent historical operating losses and the achievement of operating profit in the current fiscal year. The significant estimates and assumptions included the timing and amount of future cash flows, the discount rate reflecting the risk inherent in future cash flows and the perpetual growth rate used to calculate the terminal value. These assumptions included (1) the projected growth rate of the game console installed base and the related assumptions regarding (2) projected software revenue, (3) projected peripherals revenue, (4) the continued expansion of the online network business and (5) the pricing of game consoles, particularly the PS3, relative to production cost.

The following uncertainties are associated with the key assumptions described above and could have a negative effect on the most recent business plan, the future cash flows and the perpetual growth rate of the reporting unit:

•	The levels of future game console sales, particularly the PS3, are uncertain and subject to competitive market forces, technological advances and timing of the introduction of new features and platforms by Sony and its competitors. PS3 hardware unit sales for the fiscal year ending March 31, 2012 are estimated to reach 15 million units, which is an increase of approximately 0.7 million units over the previous fiscal year. Future game console sales levels may vary from Sony’s projections depending on future pricing, competitors’ actions and the introduction of new technologies by Sony and others into the marketplace.

•	The continued stable cash flows from software sales driven by the growth of the game console installed base, which is projected to offset declines in software revenue from older gaming platforms, could be negatively impacted by declines in future royalties received from third party software developers, lower game console sales or an inability to provide an attractive line-up of software to customers.

•	The growth of cash flows from new products introduced, such as PlayStation®Vita, could vary from Sony’s projections.

•	The continued expansion of online network cash flows, building upon the networking or functionality of the PS3 and other Sony products, leading to user fees, software, music and video download revenue and ancillary revenue is uncertain and is based on limited historical experience coupled with industry projections. The future growth of the game console installed base, future royalty rates, overall online market growth and the ability to realize synergies from other Sony businesses as connectivity between non-gaming devices increases is projected to exceed revenue reductions resulting from lower sales of older models of game consoles and related software. Such future growth is uncertain and may vary from Sony’s estimates. During the spring of 2011, the network services of PlayStation®Network, Qriocitytm and Sony Online

Entertainment LLC came under cyber-attack. This is not expected to have a significant impact on the continued expansion of online network cash flows based on the information currently available to Sony.

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

The uncertainties described above were considered when selecting the perpetual growth rate, which was set after an initial three-year forecasted period, and the discount rate used in the fair value calculation as described above. The perpetual growth rate applied to determine fair value was 1.5 percent, which was based on historical experience as well as anticipated economic conditions, industry data and Sony’s long term outlook for the business. These assumptions are inherently uncertain. The discount rate, applied to reflect the risks inherent in the future cash flows of the reporting unit, was 7.7 percent and considered the weighted-average cost of capital of market participants in similar businesses. Changes in the financial markets, such as an increase in interest rates or an increase in the expected required return on equity by market participants within the industry, could increase the discount rate, thus decreasing the fair value of the reporting unit. In order to evaluate the sensitivity of the fair value estimate as it relates to the discount and perpetual growth rates, Sony hypothetically assumed, while holding all other assumptions constant, a combination of a one percentage point increase in the discount rate and a one percentage point decrease in the perpetual growth rate used, both of which would result in lower estimates of fair value, and concluded that the estimated fair value of the reporting unit would continue to substantially exceed the carrying value.

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

To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 2.1 percent for its Japanese pension plans as of March 31, 2011. The discount rate was determined by using information about rates of return on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments. Such available information about rates of returns is collected from published market information and credit rating agencies. The 2.1 percent discount rate represents a 20 basis point decrease from the 2.3 percent discount rate used for the fiscal year ended March 31, 2010 and reflects current Japanese market interest rate conditions.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of pension plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long term return consistent with the long term nature of the corresponding pension liabilities. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 3.6 percent and 2.9 percent as of March 31, 2010 and 2011, respectively. The actual return on pension plan assets for the fiscal years ended March 31, 2010 and 2011 was a 12.4 percent gain and a 0.8 percent gain, respectively. Actual results that differ from the expected return on pension plan assets are accumulated and amortized as a component of pension costs over the average future service period, thereby reducing the year-to-year volatility in pension costs. As of March 31, 2010 and 2011, Sony had, with respect to Japanese pension plans, net actuarial losses of 270.2 billion yen and 278.9 billion yen, respectively, including losses related to pension plan assets. For the fiscal year ended March 31, 2011, the net actuarial loss increased since the actual rate of return on pension plan assets was lower than the expected long-term rate of return on pension plan assets.

The following table illustrates the effect on the fiscal year ending March 31, 2012 of changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions as of March 31, 2011 constant, for Japanese pension plans.

	Projected benefit	Pension	Equity
Change in assumption	obligations	costs	(Net of tax)

(Yen in billions)

25 basis point increase / decrease in discount rate	−/+27.7	−/+1.9	+/−1.1
25 basis point increase / decrease in expected long-term rate of return on pension plan assets	—	−/+1.3	+/−0.8

Deferred tax asset valuation

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish a valuation allowance for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, Sony’s experience with operating loss carryforwards not expiring unused, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.

As a result of losses incurred in recent years, Sony Corporation in Japan, Sony Computer Entertainment America Inc. (“SCEA”) in the U.S., and the U.K. entities Sony Computer Entertainment Europe Limited (“SCEE”) and Sony Europe Limited (“SEU”) are each in a three year cumulative pre-tax loss position. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets. Sony Americas Holding Inc. (“SAHI”), the consolidated group of which SCEA is a member, also has significant deferred tax assets in the form of net operating losses and tax credit carryforwards and has incurred pre-tax losses in recent years.

Sony has concluded that with respect to the U.S. and U.K. entities, there is sufficient positive evidence to overcome this negative evidence when considering future forecasted income, the relatively long carryforward periods in the U.S. and the U.K. and the use of tax planning strategies. The tax planning strategies include changes in tax depreciation and amortization methods, legal and operational restructuring in the U.K. and significant portions of Europe and the sales of certain assets that could realize the excess of appreciated value over the tax basis of those assets. Sony believes that the tax planning strategies coupled with future earnings forecasts of the historically profitable entities would produce sufficient taxable income in these entities to fully realize the deferred tax assets. Accordingly, no significant valuation allowance has been recorded for the U.S. or U.K. entities as of March 31, 2011. Notwithstanding the above, the amount of the deferred tax asset considered realizable could be significantly reduced in the future if estimates of future taxable income from the tax planning strategies and forecasted earnings during the tax loss carryforward period are significantly lower than currently estimated due to deterioration in economic conditions or Sony’s failure to achieve its business objectives.

Sony Corporation and its national tax filing group in Japan are in a three year cumulative loss position in the fiscal year ended March 31, 2011. In Japan, Sony Corporation files a standalone tax filing for local tax purposes and a consolidated national tax filing with its wholly owned Japanese subsidiaries for national tax purposes. As the national tax filing group only includes wholly owned subsidiaries, certain Japanese subsidiaries are excluded, the most significant of which are Sony Financial Holdings Inc. and its subsidiaries. Due to the three consecutive years of losses, and because the net operating losses in Japan have a relatively short carryforward period of 7 years, a limited number of years of the carryforward period remain. The first year of expiration of the remaining net operating losses in Japan would be 2014 for local tax and 2016 for national tax. As described above, carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available positive and negative evidence, it is more likely than not that such assets will not be realized. While the three year cumulative loss position and the remaining limited years in the carryforward period are significant negative evidence, there is positive evidence in the form of a history of taxable income and a history of utilizing assets before expiration, as well as the availability of tax strategies regarding the utilization of the deferred tax assets. However, based on the near term forecast including the anticipated impact of the Great East Japan Earthquake and the lesser weight provided to longer range forecasts when an entity is in a three year cumulative loss, Sony does not believe that the objectively verifiable positive evidence is sufficient to overcome the significant negative evidence of the three year cumulative loss. As the weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 362,316 million yen as of March 31, 2011.

The amount of the deferred tax assets as it relates to Sony Corporation, SAHI, SCEA, SCEE and SEU takes into account the uncertain tax positions related to the more likely than not adjustments for Sony’s intercompany transfer pricing. Such transfer pricing is currently under review by the relevant governments as a result of a competent authority request and applications for Bilateral Advance Pricing Agreements (“APAs”) filed in the U.S., the U.K. and Japan. Sony is required to estimate the final outcome of those government to government negotiations in recording its tax positions, including the allocation and amount of deferred tax assets among the various legal entities as of the balance sheet date. During the fiscal year ended March 31, 2011, certain of the APAs were settled, and the impact of those agreements has been taken into account in the amount of deferred tax assets. It is possible that the remaining advance pricing agreement negotiations could result in a different allocation of profits and losses than those currently estimated by management, and that such allocation could have an adverse impact on the realizability of certain deferred tax assets. Sony may record adjustments to its provision for uncertain tax positions and, accordingly, to its valuation allowance assessments, as additional evidence becomes available.

The estimate for the valuation of deferred tax assets, which is based on currently enacted tax laws and rates as of the balance sheet date, reflects management’s judgment and best estimate of the likely future tax consequences of events that have been recognized in Sony’s financial statements and tax returns, the ability to implement various tax planning strategies and, in certain cases, future forecasts, business plans and other expectations about future outcomes. Changes in existing tax laws or rates in tax jurisdictions in which Sony operates could affect actual tax results, and market or economic deterioration or failure of management to achieve its restructuring objectives could affect future business results, either of which could affect the valuation of deferred tax assets over time. If future results are less than projected, if APAs negotiations result in a different allocation of profits and losses than currently anticipated, if tax planning alternatives are no longer viable, or if there is no excess appreciated asset value over the tax basis of the assets contemplated for sale, further valuation allowance may be required in the future to reduce the deferred tax assets to their net realizable value. These factors and other changes that are not anticipated in current estimates could have a material impact on Sony’s earnings or financial condition in the period or periods in which they are recorded.

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

Future insurance policy benefits

Liabilities for future insurance policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.4 percent to 4.6 percent and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses.

RECENTLY ADOPTED ACCOUNTING STANDARDS

Multiple element arrangements and software deliverables

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of vendor-specific objective evidence or third party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices. In addition, the guidance eliminates the use of the residual method of allocation. Also in October 2009, the FASB issued accounting guidance which changes revenue recognition for tangible products containing software and hardware elements. Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential functionality are scoped out of the existing software revenue recognition guidance and are accounted for under the revenue recognition guidance for multiple element arrangements. Sony adopted the new guidance on April 1, 2010. The adoption of the new guidance did not have a material impact on Sony’s results of operations and financial position.

Transfers of financial assets

In June 2009, the FASB issued new accounting guidance on accounting for transfers of financial assets. This guidance amends previous guidance by including: the elimination of the QSPE concept; a new participating interest definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; and a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor. Additionally, the guidance requires new disclosures regarding an entity’s involvement in a transfer of financial assets. Finally, existing QSPEs must be evaluated for consolidation in accordance with the applicable consolidation guidance upon the elimination of this concept. This guidance was effective for Sony as of April 1, 2010. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Variable interest entities

In June 2009, the FASB issued new accounting guidance for determining whether to consolidate a VIE. This guidance changes the approach for determining the primary beneficiary of a VIE from a quantitative risk and reward model to a qualitative model based on control, and requires an ongoing reassessment of whether an entity is the primary beneficiary. This guidance was effective for Sony as of April 1, 2010. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Disclosures about the credit quality of financing receivables and the allowance for credit losses

In July 2010, the FASB issued new disclosure guidance regarding credit quality of financing receivables and the allowance for credit losses. This guidance expands disclosures for the allowance for credit losses and financing receivables. It also requires disclosure of credit quality indicators, past due information and modifications of financing receivables. The additional disclosures are required for Sony beginning in the fiscal year ended March 31, 2011, with prospective application. Since this guidance impacts disclosures only, its adoption has no impact on Sony’s results of operations and financial position. The additional disclosures are included in Note 12 to the notes to the consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Accounting for costs associated with acquiring or renewing insurance contracts

In October 2010, the FASB issued new accounting guidance for costs associated with acquiring or renewing insurance contracts. Under the new guidance acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs. An entity may defer incremental direct costs of contract acquisition that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts. Additionally, an entity may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response advertising. This change is effective for Sony as of April 1, 2012. Sony will apply this guidance prospectively from the date of adoption. Sony is currently evaluating the impact of adopting this guidance.

Goodwill impairment testing for reporting units with zero or negative carrying amounts

In December 2010, the FASB issued new accounting guidance that modifies the first step of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform the second step of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing authoritative guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This guidance is effective for Sony as of April 1, 2011. The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Disclosure of supplementary pro forma information for business combinations

In December 2010, the FASB issued new accounting guidance addressing when a business combination should be assumed to have occurred for the purpose of providing pro forma disclosure. The new guidance requires disclosure of revenue and income of the combined entity as though the business combination occurred as of the beginning of the comparable prior reporting period. The guidance also expands the supplemental pro forma disclosure to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The guidance is effective for Sony as of April 1, 2011. Sony will apply the guidance prospectively for any future acquisitions. Since this guidance impacts disclosures only, its adoption will not have a material impact on Sony’s results of operations and financial position.

Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, the FASB issued new guidance to substantially converge fair value measurement and disclosure requirements under U.S. GAAP and IFRS, including a consistent definition of fair value. The amendments will change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the new guidance to result in a change in the application of the existing guidance for fair value measurements. However, some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements and other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The new guidance is required to be applied prospectively and is effective for Sony in the fourth quarter of the fiscal year ending March 31, 2012. Sony is currently evaluating the impact of adopting this guidance.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Corporation, their date of birth, the year in which they were first elected, their current position at Sony, prior positions, and other principal business activities outside Sony as of June 28, 2011.

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
Date of Birth: June 30, 1937
Outside Director (Member of the Board) Since: 2003
Current Position within Sony: Chair of the Audit Committee

Principal Business Activities Outside Sony:
Statutory Corporate Auditor, Stanley Electric Co., Ltd.
Corporate Auditor, amana holdings inc.
Prior Positions:
2002	Director, Sumitomo Mitsui Financial Group, Inc.
2001	Director, Sumitomo Mitsui Banking Corporation, Director, amana Inc.
1999	Director, Sumitomo Banking Corporation
1993	Executive Director, Asahi & Co.
1991	President, Inoue Saito Eiwa Audit Corporation
1986	President, Eiwa Audit Corporation
Country Managing Partner - Japan, Arthur Andersen & Co.

Sir Peter Bonfield
Date of Birth: June 3, 1944
Outside Director (Member of the Board) Since: 2005
Current Position within Sony: Member of the Nominating Committee

Principal Business Activities Outside Sony:
Chairman of the Board, NXP B.V.
Director, Telefonaktiebolaget LM Ericsson, Sweden
Director, Mentor Graphics Corporation
Director, Taiwan Semiconductor Manufacturing Company Ltd.
Director, Actis Capital LLP
Prior Positions:
1996	Chief Executive Officer, British Telecom plc
1986	Chairman and Chief Executive Officer, ICL plc, U.K.
1984	Managing Director, ICL plc, U.K.

Fujio Cho
Date of Birth: February 2, 1937
Outside Director (Member of the Board) Since: 2006
Current Position within Sony: Member of the Nominating Committee

Principal Business Activities Outside Sony:
Representative Director, Chairman of the Board, Toyota Motor Corporation
Corporate Auditor, DENSO Corporation
Director, Central Japan Railway Company
Director, Toyota Industries Corporation
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
Auditor, The Asahi Shimbun Company
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
Founder & Chairman, LinHart Group
Director, Bharti Airtel Limited
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
Director, Mitsubishi Heavy Industries, Ltd.
Director, Takeda Pharmaceutical Company Limited,
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

Yuichiro Anzai
Date of Birth: August 29, 1946
Outside Director (Member of the Board) Since: 2011
Current Position within Sony: Member of the Nominating Committee

Principal Business Activities Outside Sony:
Professor, Department of Information and Computer Science, Faculty of Science and
Technology, Keio University
Professor, School of Open and Environmental Systems, Graduate School of Science and
Technology, Keio University
Executive Academic Advisor for Keio University
Director, Daiichi Sankyo Company, Limited
Auditor, Nippon Steel Corporation
Prior Positions:
2001	President, Keio University
1993	Dean, Faculty of Science and Technology, Keio University Chairperson, Graduate School of
Science and Technology, Keio University
1990	Visiting Professor, McGill University
1988	Professor, Department of Electrical Engineering, Faculty of Science and Technology, Keio
University Professor, Department of Electronics and Electrical Engineering, Graduate School of
Science and Technology, Keio University

Corporate Executive Officers

In addition to Messrs. Stringer and Chubachi, the five individuals set forth below are the current Corporate Executive Officers of Sony Corporation as of June 28, 2011. Refer to “Board Practices” below.

Kazuo Hirai
Date of Birth: December 22, 1960
Corporate Executive Officer Since: 2009
Current Positions within Sony:	Executive Deputy President, Representative Corporate Executive Officer, Officer in charge of Consumer Products & Services businesses, Common Software Platform, Global Sales & Marketing Platform and Creative Center, Sony Corporation
Representative Director, President and Group Chief Executive Officer, Sony Computer Entertainment Inc.

Prior Positions:
2006	Group Executive Officer, Sony Corporation
President and Group Chief Operating Officer, Sony Computer Entertainment Inc.
2003	President and Chief Executive Officer, Sony Computer Entertainment America
1995	Joined Sony Computer Entertainment America
1984	Entered CBS/Sony Inc. (currently Sony Music Entertainment (Japan) Inc.)
Principal Business Activities Outside Sony: None

Hiroshi Yoshioka
Date of Birth: October 26, 1952
Corporate Executive Officer Since: 2009
Current Positions within Sony:	Executive Deputy President, Officer in charge of Professional, Device & Solutions businesses

Prior Positions:
2008	Executive Vice President, Sony Corporation
2005	Senior Vice President, Sony Corporation
2003	Corporate Vice President, Sony Ericsson Mobile Communications AB
2001	President, Sony Ericsson Mobile Communications Japan, Inc.
1979	Entered Sony Corporation
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
Principal Business Activities Outside Sony: None

Nicole Seligman
Date of Birth: October 25, 1956
Corporate Executive Officer Since: 2003
Current Positions within Sony:	Executive Vice President and General Counsel, Executive Vice President and General Counsel, Sony Corporation of America

Prior Positions:
2003	Group Deputy General Counsel, Sony Corporation
2000	Entered Sony Corporation of America as Executive Vice President and General Counsel
1992	Partner, Williams & Connolly LLP
1985	Entered Williams & Connolly LLP
1978	Associate Editorial Page Editor for The Asian Wall Street Journal, Hong Kong
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
Principal Business Activities Outside Sony: None

Howard Stringer, Ryoji Chubachi, Kazuo Hirai, Hiroshi Yoshioka, Keiji Kimura, Nicole Seligman and Masaru Kato are engaged on a full-time basis by Sony Corporation. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

Compensation

Under the Financial Instruments and Exchange Act of Japan and related regulations Sony is required to disclose the total remuneration paid by Sony Corporation to Directors and Corporate Executive Officers, as well as remuneration of any Director or Corporate Executive Officer who receives total aggregate annual remuneration exceeding 100 million yen from Sony Corporation and its consolidated subsidiaries in a fiscal year, on an individual basis. The following table and accompanying footnotes show the information on such matters that Sony Corporation has disclosed in its annual Securities Report for the fiscal year ended March 31, 2011 filed on June 28, 2011 with the Director General of the Kanto Bureau of the Ministry of Finance in Japan.

(1) Total amounts of remuneration paid by Sony Corporation itself to Directors and Corporate Executive Officers

					Retirement Allowances (including
	Fixed Remuneration		Bonus linked to business Results		Phantom Restricted Stock Plan)
	Number of	Amount	Number of	Amount	Number of	Amount
	persons	(Yen in millions)	persons	(Yen in millions)	persons	(Yen in millions)
Directors	15	183	—	—	—	—
	(*)(**)			(***)
(Outside Directors)	(15)	(183)	(—)	(—)	(—)	(—)

Corporate Executive	9	634	8	224	1	44
Officers	(**)			(****)		(*****)

Total******	24	817	8	224	1	44

* The number of persons does not include three Directors who concurrently served as Corporate Executive Officers in the fiscal year ended March 31, 2011, because Sony Corporation does not pay any additional remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

** The number of persons includes three Directors and a Corporate Executive Officer who resigned their offices on the day of the Ordinary General Meeting of Shareholders held on June 18, 2010.

*** Sony Corporation does not pay bonuses linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.

**** The amount includes bonuses linked to business results for the fiscal year ended March 31, 2011 that were paid in June 2011, but excludes the amount paid in June 2010 as those amounts related to business results for the fiscal year ended March 31, 2010 (a total of 324 million yen for 8 Corporate Executive Officers).

***** The amount of Retirement Allowances (including the Phantom Restricted Stock Plan) includes the amount that will be paid to a Corporate Executive Officer who resigned his office in June 2011. Of the amount that Sony Corporation expects to pay as Retirement Allowances, the amount paid under the Phantom Restricted Stock Plan was calculated using the closing price of Sony Corporation’s Common Stock on the TSE of the day before the date of resignation (June 28, 2011).

****** In addition to the above, during the fiscal year ended March 31, 2011 Sony Corporation issued Stock Acquisition Rights for the purpose of granting stock options to Directors and Corporate Executive Officers, and recorded 16 million yen in expenses for Directors (16 million yen for Outside Directors) and 606 million yen in expenses for Corporate Executive Officers, respectively.

(2) Amounts of remuneration paid by Sony Corporation and its subsidiaries to Directors and Corporate Executive Officers on an individual basis

				Retirement
				Allowances		Granted
			Bonus linked	(including phantom		Number of
		Basic	to	restricted stock		Stock Acquisition
Name	Position	Remuneration	business results	plan)	Total	Rights*
		(Yen in	(Yen in	(Yen in	(Yen in	(Thousand
		millions)	millions)	millions)	millions)	Shares)
Howard Stringer	Sony Corporation Director, Chairman, CEO & President, and Representative Corporate Executive Officer**	189 ***	32	—	345	500

	Sony Corporation of America Chairman & CEO	106	18	—

Ryoji Chubachi	Sony Corporation Director, Vice Chairman and Representative Corporate Executive Officer**	83	40	—	123	80

Kazuo Hirai	Sony Corporation Executive Deputy President and Representative Corporate Executive Officer	34 ***	17	—	101	50

	Sony Computer Entertainment Inc. Representative Director, President and Group CEO	34	16	—

Yutaka Nakagawa	Sony Corporation Former Executive Deputy President (until June 28, 2011)	62	37	44	143	30

Hiroshi Yoshioka	Sony Corporation Executive Deputy President	61	32	—	93	50

Nicole Seligman	Sony Corporation EVP & General Counsel	88 ***	21	—	170	30

	Sony Corporation of America EVP & General Counsel	49	12	—

* The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal year ended March 31, 2011 was 1,036 yen and was estimated using the Black-Scholes option-pricing model with several assumptions. Refer to Note 17 to the notes to the consolidated financial statements on page F-63 of this report for details. The weighted-average fair value per share does not indicate the actual value that would be realized by a Director or Corporate Executive Officer upon the exercise of the above-mentioned stock acquisition rights. The actual value, if any, that is realized by a Director or Corporate Executive Officer upon the exercise of any stock acquisition rights will depend on the extent to which the market value of Sony Corporation’s Common Stock exceeds the exercise price of the stock acquisition rights on the date of exercise, and several other restrictions imposed on the exercise of the stock acquisition rights, including the period when a Director or a Corporate Executive Officer could exercise the stock acquisition rights. Accordingly, there is no assurance that the value realized or to be realized by a Director or Corporate Executive Officer upon the exercise of the stock acquisition rights is or will be at or near the weighted-average fair value per share presented above. In addition, the above weighted-average fair value per share was calculated to recognize compensation expense for the fiscal year ended March 31, 2011 for accounting purposes and should not be regarded as any indication or prediction of Sony with respect to its future stock performance.

** Howard Stringer and Ryoji Chubachi concurrently serve as Directors of Sony Corporation; however, Sony Corporation does not pay any remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

*** Apart from the remuneration contained in the above table, Sony also provided certain of its Corporate Executive Officers with certain personal benefits and perquisites, including fringe benefits (and in some instances Sony paid the Corporate Executive’s income taxes related to their perquisites), during the fiscal year ended March 31, 2011: for Howard Stringer Chairman, CEO & President, Sony Corporation — 12 million yen / Sony Corporation of America — 7 million yen; for Kazuo Hirai Executive Deputy President, Sony Corporation — 3 million yen / Sony Computer Entertainment Inc. — 3 million yen; and for Nicole Seligman EVP, Sony Corporation — 9 million yen / Sony Corporation of America — 5 million yen.

(3) Basic policy regarding remuneration for Directors and Corporate Executive Officers

The basic policy regarding remuneration for Directors and Corporate Executive Officers, as determined by the Compensation Committee, is as follows:

(a) Basic policy of Director remuneration

Taking into account that the primary duty of the Directors is to supervise the performance of business operations of Sony group as a whole and the fact that Sony Corporation is a global company, in order to improve such supervisory function of the Directors, the following two elements constitute the basic policy for the determination of the remuneration of Directors:

•	Attracting and retaining an adequate talent pool of Directors possessing the requisite abilities to excel in the global marketplace; and

•	Ensuring the effectiveness of the supervisory function of the Directors.

Based upon the above, the remuneration of Directors shall consist of the following two components:

•	Fixed remuneration; and

•	Phantom Restricted Stock Plan.

The schedule for the amount of each component and its percentage of total remuneration shall be determined in accordance with the basic policy above. Remuneration of Directors shall be at an appropriate level determined based upon research made by a third party regarding remuneration of directors of both domestic and foreign companies. Director remuneration shall not be paid to those Directors who concurrently serve as Corporate Executive Officers.

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

(b) Basic policy of Corporate Executive Officer remuneration

Taking into account that Corporate Executive Officers are key members of management responsible for executing the business operations of Sony, in order to further improve the business results of Sony Corporation, the following two elements shall constitute the basic policy for the determination of the remuneration of Corporate Executive Officers:

•	Attracting and retaining an adequate talent pool of Corporate Executive Officers possessing the requisite abilities to excel in the global marketplace; and

•	Providing effective incentives to improve business results on a short, medium and long term basis.

Based upon the above, remuneration of Corporate Executive Officers shall consist of the following four components:

•	Fixed remuneration;

•	Bonus linked to business results;

•	Remuneration linked to share price; and

•	Phantom Restricted Stock Plan.

The schedule for the amount of each component and its percentage of total remuneration shall be determined in accordance with the above basic policy with an emphasis on linking remuneration to business results and shareholder value. Remuneration of Corporate Executive Officers shall be at an appropriate level determined based upon research made by a third party regarding remuneration of management of both domestic and foreign companies.

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

* Corporate Executive Officers, other than Mr. Stringer, Chairman, CEO & President, Mr. Hirai, Executive Deputy President and Ms. Seligman, EVP, are entitled to participate in the Phantom Restricted Stock Plan. Mr. Stringer, Mr. Hirai and Ms. Seligman instead are covered under separate pension plans provided by Sony Corporation’s subsidiaries in the United States.

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

The Board of Directors determines fundamental management policy and other important matters related to the management of Sony and oversees the performance of the duties of Directors and Corporate Executive Officers. Furthermore, the Board of Directors has the power and authority to appoint and dismiss the members of Sony Corporation’s three committees and Corporate Executive Officers. Under the Companies Act, all Directors must be elected at the General Meeting of Shareholders from the candidates determined by the Nominating Committee. Under the Companies Act, the term of office of Directors expires at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year after their election. Directors may serve any number of consecutive terms although, under the Charter of the Board of Directors of Sony Corporation, outside Directors may not be reelected more than five times without the consent of all Directors nor more than eight times even if the consent of all Directors is obtained. Yotaro Kobayashi and Yoshiaki Yamauchi were each reelected for an eighth term and Sir Peter Bonfield was reelected for a sixth term as an outside Director at the Ordinary General Meeting of Shareholders held on June 28, 2011 upon nomination by the Nominating Committee with the consent of all Directors pursuant to the Charter of the Board of Directors.

The Nominating Committee, which pursuant to the Charter of the Board of Directors of Sony Corporation consists of five or more Directors, determines the content of proposals to be submitted for approval at the General Meeting of Shareholders regarding the appointment and dismissal of Directors. As stated above, under the Companies Act, a majority of the members of the Nominating Committee must be outside Directors. Under the Charter of the Board of Directors of Sony Corporation, at least two members of the Nominating Committee must concurrently be Corporate Executive Officers. The Nominating Committee is comprised of the following members as of June 28, 2011: Yotaro Kobayashi, who is the Chair of the Nominating Committee and an outside Director; Peter Bonfield, Fujio Cho, Roland A. Hernandez, Yorihiko Kojima and Yuichiro Anzai, who are each outside Directors; and Howard Stringer and Ryoji Chubachi, who are Corporate Executive Officers.

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

The Audit Committee discusses with Sony Corporation’s independent auditor, PricewaterhouseCoopers Aarata, the scope and results of audits by the independent auditor including their evaluation of Sony Corporation’s internal controls, compatibility with Generally Accepted Accounting Principles in the U.S., and the overall quality of financial reporting. The Audit Committee makes an assessment of the independence of PricewaterhouseCoopers Aarata by overseeing their activities through regular communications and discussions with them, and by pre-approving audit and non-audit services to be provided. The Audit Committee is comprised of the following members as of June 28, 2011: Yoshiaki Yamauchi, who is the Chair of the Audit Committee and an outside Director, and Mitsuaki Yahagi and Kanemitsu Anraku, who are also outside Directors. Yoshiaki Yamauchi and Kanemitsu Anraku are each “audit committee financial experts” within the meaning of Item 16A of this report.

As required by the Companies Act, the Compensation Committee determines the policy and the content of compensation, bonus and any other benefits (including equity-related rights or options given for the purpose of stock incentive options) to be received by each Director and Corporate Executive Officer in consideration of the execution of their duties. In addition to such statutory duties, the Compensation Committee sets policy on the composition of individual compensation to be received by other senior management of Sony Group (Directors or other officers of Sony Group companies whose appointment is subject to approval by the Chief Executive Officer (“CEO”) of Sony Corporation), and also submits proposals to the Board of Directors regarding the issuance of stock acquisition rights for the purpose of granting stock options and other forms of stock price-based compensation utilizing shares etc. of Sony Group, as individual compensation to the aforementioned senior management. Under the Charter of the Board of Directors, the Compensation Committee shall consist of three or more Directors, and as a general rule, at least one member shall concurrently serve as Corporate Executive Officer; provided, however, that a Director who is the CEO or the Chief Operating Officer (“COO”) of Sony Group or in any equivalent position shall not be a member of the Compensation Committee. As stated above, a majority of the members of the Compensation Committee must be outside Directors. The Compensation Committee is comprised of the following members as of June 28, 2011: Ryuji Yasuda, who is the Chair of the Compensation Committee and an outside Director, and Tsun-yan Hsieh and Osamu Nagayama, who are also outside Directors.

During the fiscal year ended March 31, 2011, the Board of Directors convened ten times. The Nominating Committee met six times, the Audit Committee met ten times and the Compensation Committee met eight times. All 12 outside Directors participated in all meetings of the Board of Directors held during his/her tenure period of the fiscal year ended March 31, 2011 except for Yukako Uchinaga, Roland A. Hernandez and Osamu Nagayama. (Yukako Uchinaga and Roland A. Hernandez each participated in nine meetings out of ten; Osamu Nagayama participated in six meetings out of seven.) Also, all 11 outside Directors who are members of Committees participated in at least 75 percent of the aggregate number of meetings of each Committee held during the fiscal year ended March 31, 2011. All three outside Directors who are members of the Audit Committee participated in all meetings of the Audit Committee held during his/her tenure period of the fiscal year ended March 31, 2011.

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

The Board of Directors must appoint one or more Corporate Executive Officers who are authorized to determine matters delegated to them by the Board of Directors. The Corporate Executive Officers are responsible for conducting all the business operations of Sony within the scope of authority delegated by the Board of Directors. As of June 28, 2011, there are seven Corporate Executive Officers, some of whom are also Directors. Significant decision-making authority has been delegated to the CEO and also to each Corporate Executive Officer with respect to investments, strategic alliances and other actions related to the execution of business operations. Sony

Corporation believes that this significant delegation enables Sony to be managed in a dynamic and responsive manner. The terms of office of Corporate Executive Officers must expire at the conclusion of the first meeting of the Board of Directors held immediately after the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year after their election. From among the Corporate Executive Officers who as a general rule are also Directors, the Board of Directors shall elect Representative Corporate Executive Officers. Each Representative Corporate Executive Officer has the statutory authority to represent Sony Corporation in the conduct of its affairs.

(Supplementary Information)

At a Board meeting held on April 26, 2006, the Board of Directors reaffirmed the internal control and governance framework in effect as of the date of determination and determined to continue to evaluate and improve such framework going forward, as appropriate. At a Board meeting held on May 13, 2009 the Board of Directors reaffirmed such internal control and governance framework, as slightly amended, in effect as of the date of determination and determined to continue to evaluate and improve such amended framework going forward, as appropriate. This determination was required by and met the requirements of the Companies Act. Details of the determination are posted on the following website: http://www.sony.net/SonyInfo/IR/library/control.html

For an explanation as to the significant differences between the New York Stock Exchange’s corporate governance standards and Sony’s corporate governance practices, please refer to “Disclosure About Differences in Corporate Governance” in Item 16G or visit Sony’s website at: http://www.sony.net/SonyInfo/IR/info/strategy/NYSEGovernance.html

Employees

As of March 31, 2011, Sony had approximately 168,200 employees, approximately the same number of employees as of March 31, 2010. During the fiscal year ended March 31, 2011, while the employee numbers in Europe and Japan decreased due to restructuring initiatives, the employee numbers at manufacturing sites in the Asia-Pacific area (excluding Japan) increased due to recovery and expansion of production. As of March 31, 2011, approximately 59,000 employees were located in Japan and approximately 109,200 employees were located outside Japan. Approximately 26 percent of the total number of employees were members of labor unions.

As of March 31, 2010, Sony had approximately 167,900 employees, a decrease of approximately 3,400 employees from March 31, 2009. During the fiscal year ended March 31, 2010, while the employee numbers increased due to the recovery in production at manufacturing sites in the Asia-Pacific area (excluding Japan), the total number of employees decreased due to restructuring initiatives implemented mainly in North America, Japan and Europe. As of March 31, 2010, approximately 60,200 employees were located in Japan and approximately 107,700 employees were located outside Japan. Approximately 23 percent of the total number of employees were members of labor unions.

As of March 31, 2009, Sony had approximately 171,300 employees, a decrease of approximately 9,200 employees from March 31, 2008. During the fiscal year ended March 31, 2009, while employees increased due to the consolidation of SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), the total number of employees decreased significantly due to restructuring and production adjustment implemented in the second half of the fiscal year, mainly at manufacturing sites in the Asia-Pacific area (excluding Japan). As of March 31, 2009, approximately 63,400 employees were located in Japan and approximately 107,900 employees were located outside Japan. Approximately 24 percent of the total number of employees were members of labor unions.

The following table shows the number of employees of Sony by segment as of March 31, 2009, 2010 and 2011.

Number of Employees by Segment

	March 31
	2009	2010	2011

Consumer, Professional & Devices	116,300	113,800	113,200
Networked Products & Services	13,100	13,800	13,100
Pictures	7,000	6,400	7,000
Music	7,200	7,100	6,800
Financial Services	7,200	7,400	7,500
All Other	11,800	9,700	9,800
Unallocated — Corporate employees	8,700	9,700	10,800

Total*	171,300	167,900	168,200

*	Employees of Sony Ericsson were not included in the number of total employees, as it is an equity-method company.

As of March 31, 2011, the number of employees in the Consumer, Professional & Devices (“CPD”), the Networked Products & Services (“NPS”), and Music segments decreased compared to March 31, 2010, reflecting continuing restructuring initiatives. Corporate employees increased as a result of newly established horizontal platform organizations at the global headquarters. The number of employees in the Picture segment increased, recovering to the level as of March 31, 2009.

As of March 31, 2010, the number of employees in the CPD and Pictures segments, and All Other decreased compared to March 31, 2009, mainly due to restructuring activities. As a part of transformation efforts during the fiscal year ended March 31, 2010, Sony’s headquarters established three functional platforms for manufacturing, logistics, procurement and customer services, R&D and common software development, and global sales and marketing. The number of Corporate employees increased as employees transferred from other segments, partially offset by restructuring activities at headquarters.

As of March 31, 2009, the number of employees in the NPS segment increased compared to March 31, 2008, primarily as a result of the transfer of Sony Online Entertainment Holdings, Inc. and its subsidiaries from the Pictures segment to the NPS segment. The number of employees in the Music segment as of March 31, 2009 increased compared to March 31, 2008, primarily due to the consolidation of SONY BMG as of October 1, 2008.

In addition, the average number of employees for the fiscal years ended March 31, 2009, 2010 and 2011 calculated by averaging the total number of employees at the end of each quarter, was 179,400, 170,200 and 169,900, respectively.

Sony generally considers its labor relations to be good.

In Japan, Sony Corporation and several subsidiaries have labor unions.

Regarding labor relations in the CPD and NPS segments by area, in Asia, where Sony owns many manufacturing sites, a few of these sites have labor unions that have union contracts. In China, most employees are members of labor unions. Sony has maintained good relationships with these labor unions and there have been no industrial dispute during the fiscal year ended March 31, 2011. In the U.S., no manufacturing sites have labor unions. In Europe, Sony maintains good labor relations with the Work Councils in each country, and, while some employees belong to unions, they are not eligible for union contracts.

In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2011, negotiations for new three-year agreements were successfully concluded with the Screen Actors Guild (Basic Agreement, Television Agreement, Basic Cable Agreement, Animation Agreement and Basic Cable Animation Agreement), the Directors Guild of America, the Writers Guild of America, West and Writers Guild of America, East, and the American

Federation of Television and Radio Artists (Exhibit A and CW Supplement of the AFTRA Network Code). Negotiations for a new one-year agreement were also successfully concluded with the American Federation of Television and Radio Artists (AFTRA Network Code). Additionally, negotiations for new two-year agreements were successfully concluded with Local 399 of the International Brotherhood of Teamsters, Local 40 of the Plumbers and Pipe Fitters, Local 78 of the Studio Utility Employees, and Local 724 and Local 755 of the Operative Plasterers and Cement Masons International Association of the United States and Canada.

In the Music segment, Sony has several labor unions that have labor contracts and generally considers its labor relations to be good.

Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

Share Ownership

The total number of shares of Sony Corporation’s Common Stock beneficially owned by Directors and Corporate Executive Officers (11 people) listed in “Directors and Senior Management” above was approximately 0.01 percent of the total shares outstanding as of May 31, 2011. Refer to “Board Practices” above.

During the fiscal year ended March 31, 2011, Sony granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock of Sony Corporation, to Directors, Corporate Executive Officers, Corporate Executives, Group Executives, and selected employees. The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony to Directors and Corporate Executive Officers as of May 31, 2011 and which were outstanding as of the same date.

	Total number of
Year granted	shares subject to stock
(Fiscal year ended March 31)	acquisition rights	Exercise price per share
	(in thousands)

2011	580	35.48 U.S. dollars
2011	212	2,945 yen
2010	580	29.56 U.S. dollars
2010	206	2,595 yen
2009	560	30.24 U.S. dollars
2009	186	2,987 yen
2008	460	48.15 U.S. dollars
2008	173	5,514 yen
2007	454	40.05 U.S. dollars
2007	166	4,756 yen
2006	335	34.14 U.S. dollars
2006	143	4,060 yen
2005	230	40.34 U.S. dollars
2005	43	3,782 yen
2004	225	40.90 U.S. dollars
2004	20	4,101 yen
2003	215	36.57 U.S. dollars

Prior to the introduction of stock acquisition rights, in order to provide equity-based compensation to selected executives at Sony’s U.S. subsidiaries, Sony Corporation has issued U.S. dollar-denominated Convertible Bonds (“CBs”) to a holding company in the U.S. and the holding company has sold the CBs to those executives. For the purpose of carrying out this plan, the holding company lent an amount equal to the principal amount of CBs to such executives for their purchase of the CBs until the date of conversion. The CBs generally vest ratably up to three years from the date of sale and are generally exercisable up to ten years from the date of sale. The following table shows the portion of those CBs which were held by current Directors and Corporate Executive Officers as of May 31, 2011 and which were outstanding as of the same date.

Year issued	Total number of shares
(Fiscal year ended March 31)	subject to CBs	Exercise price per share
	(in thousands)	(U.S. dollars)

2003	115	52.29

Regarding the above compensation plans, refer to Note 17 to the notes to the consolidated financial statements.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

Dodge & Cox, an institutional investor based in San Francisco, California, filed a report of substantial shareholding with the Director General of the Kanto Bureau of the Ministry of Finance on April 5, 2011. According to this filing, Dodge & Cox owned 29,561,496 American Depositary Receipts (“ADRs”) and 11,185,500 shares of Common Stock of Sony Corporation as of March 31, 2011, representing 4.1 percent of the total. To the knowledge of Sony Corporation, there were no significant changes in the percentage ownership held by any major beneficial shareholders during the past three fiscal years. Major shareholders of Sony Corporation do not have different voting rights.

As of March 31, 2011, there were 1,004,636,664 shares of Common Stock outstanding, of which 82,475,633 shares were in the form of ADRs and 146,213,782 shares were held of record in the form of Common Stock by residents in the U.S. As of March 31, 2011, the number of registered ADR holders was 6,659 and the number of registered holders of Common Stock of Sony Corporation in the U.S. was 360.

To the knowledge of Sony Corporation, it is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly. As far as is known to Sony Corporation, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of Sony Corporation.

Related Party Transactions

In the ordinary course of business, Sony purchases materials, supplies, and services from numerous suppliers throughout the world, including firms with which certain members of the Board of Directors are affiliated. In addition, in the fiscal year ended March 31, 2011, Sony entered into the following sales/purchase transactions with equity affiliates accounted for under the equity method: sales to Sony Ericsson Mobile Communications AB (“Sony Ericsson”), a joint venture focused on mobile phone handsets, totaling 83.0 billion yen; purchases from S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous thin film transistor (“TFT”) LCD panels, totaling 369.0 billion yen.

As of March 31, 2011, Sony held notes and accounts receivable, trade due from Sony Ericsson totaling 14.9 billion yen, in addition to notes and accounts payable, trade due to S-LCD totaling 42.7 billion yen. Because of the size of these transactions, Sony does not consider the amounts involved to be material to its business. Refer to Note 5 to the notes to the consolidated financial statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation have performed and continue to perform commercial banking services for Sony. Yoshiaki Yamauchi, who has served as a Director of Sony Corporation since June 20, 2003, had been a Director of Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation until June 26, 2009.

Interests of Experts and Counsel

Not Applicable

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

Refer to the consolidated financial statements and the notes to the consolidated financial statements.

Legal Proceedings

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business. Sony understands that the DOJ is investigating competition in the secondary batteries market. Based on the stage of the proceeding, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of this matter.

Beginning earlier in 2011, the network services of PlayStation®Network, Qriocitytm, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of June 28, 2011, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business. Sony understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives. Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

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

A fiscal year-end dividend of 12.5 yen per share of Common Stock of Sony Corporation was approved at the Board of Directors meeting held on May 26, 2011 and the payment of such dividend started on June 9, 2011. Sony Corporation has already paid an interim dividend for Common Stock of 12.5 yen per share to each shareholder; accordingly, the total annual dividend per share of Common Stock for the fiscal year ended March 31, 2011 is 25.0 yen.

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

Sony Corporation’s ADRs have been traded in the U.S. since 1961 and have been listed on the NYSE since 1970 under the symbol “SNE.” Sony Corporation’s ADRs are issued and exchanged by JPMorgan Chase Bank, N.A., as the Depositary.

Trading on the TSE and the NYSE

The following table sets forth for the periods indicated the reported high and low sales prices per share of Sony Corporation’s Common Stock on the TSE and the reported high and low sales prices per share of Sony Corporation’s ADS on the NYSE.

	Tokyo Stock Exchange		New York Stock
	Price Per		Exchange Price
	Share of Common Stock		Per Share of ADS
	High	Low	High	Low
	(yen)		(U.S. dollars)

Annual highs and lows*
The fiscal year ended March 31, 2007	6,540	4,340	53.34	37.24
The fiscal year ended March 31, 2008	7,190	3,910	59.84	39.91
The fiscal year ended March 31, 2009	5,560	1,491	52.36	15.64
Quarterly highs and lows*
The fiscal year ended March 31, 2010
1st quarter	2,800	2,050	28.22	21.27
2nd quarter	2,810	2,145	30.15	23.60
3rd quarter	2,830	2,250	30.82	26.25
4th quarter	3,645	2,694	40.45	29.50
Quarterly highs and lows*
The fiscal year ended March 31, 2011
1st quarter	3,620	2,350	38.67	26.58
2nd quarter	2,803	2,258	32.19	25.85
3rd quarter	3,090	2,520	36.88	30.23
4th quarter	3,105	2,100	36.97	28.95
Monthly highs and lows*
2010
December	3,090	2,910	36.88	35.07
2011
January	3,040	2,808	36.49	34.06
February	3,105	2,806	36.97	34.49
March	3,020	2,100	36.81	28.95
April	2,727	2,244	32.09	27.85
May	2,353	2,113	29.10	25.90
June (through June 24)	2,155	1,911	26.86	24.21

*	Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

On June 24, 2011, the closing sales price per share of Sony Corporation’s Common Stock on the TSE was 2,077 yen. On June 24, 2011, the closing sales price per share of Sony Corporation’s ADS on the NYSE was 25.63 U.S. dollars.

Selling Shareholders

Not Applicable

Dilution

Not Applicable

Expenses of the Issue

Not Applicable

Item 10.	Additional Information

Share Capital

Not Applicable

Memorandum and Articles of Association

Organization

Sony Corporation is a joint stock corporation (Kabushiki Kaisha) incorporated in Japan under the Companies Act (Kaishaho) of Japan. It is registered in the Commercial Register (Shogyo Tokibo) maintained by the Minato Branch Office of the Tokyo Legal Affairs Bureau.

Objects and purposes

The Articles of Incorporation of Sony Corporation provide that its purpose is to engage in the following business activities:

(i)	manufacture and sale of electronic and electrical machines and equipment, medical instruments, optical instruments and other equipment, machines and instruments;

(ii)	planning, production and sale of audio-visual software and computer software programs;

(iii)	manufacture and sale of metal industrial products, chemical industrial products and ceramic industrial products, textile products, paper products and wood-crafted articles, daily necessities, foodstuffs and toys, transportation machines and equipment, and petroleum and coal products;

(iv)	real estate activities, construction business, transportation business and warehousing business;

(v)	publishing business and printing business;

(vi)	advertising agency business, insurance agency business, broadcasting enterprise, recreation business such as travel, management of sporting facilities, etc. and other service enterprises;

(vii)	financial business;

(viii)	Type I and Type II telecommunications business under the Telecommunications Business Law;

(ix)	investing in stocks and bonds, etc.;

(x)	manufacture, sale, export and import of products which are incidental to or related to those mentioned above;

(xi)	rendering of services related to those mentioned above;

(xii)	investment in businesses mentioned above operated by other companies or persons; and

(xiii)	all businesses which are incidental to or related to those mentioned above.

Directors

Under the Companies Act, because Sony Corporation has adopted the “Company with Committees” system, Directors have no power to execute the business of Sony Corporation except in limited circumstances as permitted by law. If a Director also serves concurrently as a Corporate Executive Officer, then he or she can execute the business of Sony Corporation in the capacity of Corporate Executive Officer. Under the Companies Act, Directors must refrain from engaging in any business competing with Sony Corporation unless approved by the Board of Directors, and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The amount of remuneration to each Director is determined by the Compensation Committee, which consists of Directors, the majority of whom are outside Directors (Refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees”). No member of the Compensation Committee may vote on a resolution with respect to his or her own compensation as a Director or a Corporate Executive Officer.

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

On January 5, 2009, a central book-entry transfer system for shares of Japanese listed companies was established pursuant to the Act Concerning Book-entry Transfer of Corporate Bonds, Shares etc. (including regulations promulgated thereunder, “Book-entry Transfer Act”), and this system is applied to the shares of Common Stock of Sony Corporation. Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized, and shareholders must have accounts at account management institutions to hold their shares unless such shareholder has an account at Japan Securities Depository Center, Inc. (“JASDEC”). “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions that meet the requirements prescribed by the Book-entry Transfer Act. Transfer of the shares of Common Stock of Sony Corporation is effected exclusively through entry in the records maintained by JASDEC and the account management institutions, and title to the shares passes to the transferee at the time when the transfer of the shares is recorded at the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal holder of the shares recorded in such account.

Under the Companies Act and the Book-entry Transfer Act, in order to assert shareholders’ rights against Sony Corporation, a shareholder of shares must have its name and address registered in Sony Corporation’s register of shareholders. Under the central book-entry transfer system operated by JASDEC, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Act or Sony Corporation’s Share Handling Regulations, including their names and addresses, and the registration on Sony Corporation’s register of shareholders is updated upon receipt by Sony Corporation of necessary information from JASDEC (as described in “Record date”). On the other hand, in order to assert, against Sony Corporation, shareholders’ rights to which shareholders are entitled regardless of record dates such as minority shareholders’ rights, including the right to propose a matter to be considered at a General Meeting of Shareholders, except for shareholders’ rights to request that Sony Corporation purchase or sell shares constituting less than a full unit (as described in “Unit share system”), JASDEC shall, upon the shareholder’s request, issue a notice of certain information, including the name and address of such shareholder, to Sony Corporation. Thereafter, such shareholder is required to present Sony Corporation a receipt of the notice request in accordance with the Sony Corporation’s Share Handling Regulations. Under the Book-entry Transfer Act, the shareholder shall exercise such shareholders’ right within four weeks after the notice above has been given to Sony Corporation.

Mitsubishi UFJ Trust and Banking Corporation is the transfer agent for Sony Corporation’s capital stock. As such, it keeps Sony Corporation’s register of shareholders in its office at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo.

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

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The price of the shares of Common Stock generally goes ex-dividend on the second business day prior to the record date (or if the record date is not a business day, the third business day prior thereto).

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

The aggregate book value of Surplus distributed by Sony Corporation may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the following:

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

(Capital and reserves)

Sony Corporation may generally reduce its additional paid-in capital or legal reserve by resolution of a General Meeting of Shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, Sony Corporation may generally reduce its stated capital by a special shareholders’ resolution (as defined in (“Voting rights”) and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in capital. In addition, Sony Corporation may reduce its Surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by resolution of a General Meeting of Shareholders.

(Stock splits)

Sony Corporation may at any time split shares in issue into a greater number of shares at the determination of the Chief Executive Officer (“CEO”), and may amend its Articles of Incorporation to increase the number of the authorized shares to be issued to allow such stock split pursuant to a resolution of the Board of Directors or a determination by a Corporate Executive Officer to whom the authority to make such determination has been delegated by a resolution of the Board of Directors, rather than relying on a special shareholders’ resolution, which is otherwise required for amending the Articles of Incorporation.

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

(Consolidation of shares)

Sony Corporation may at any time consolidate issued shares into a smaller number of shares by a special shareholders’ resolution. When a consolidation of shares is to be made, Sony Corporation must give public notice or notice to each shareholder at least two weeks prior to the effective date of the consolidation of shares. Under the central book-entry transfer system operated by JASDEC, Sony Corporation must also give notice to JASDEC regarding a consolidation of shares at least two weeks prior to the effective date of the consolidation of shares. On the effective date of the consolidation of shares, the numbers of shares recorded in all accounts held by Sony Corporation’s shareholders at account managing institutions or JASDEC will be decreased in accordance with the applicable ratio. Sony Corporation must disclose the reason for the consolidation of shares at a General Meeting of Shareholders.

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

(9)	the taking over of the whole of the business of any other corporation with certain exceptions; or

(10)	share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with certain exceptions,

the quorum shall be one-third of the total number of voting rights of all the shareholders, and the approval by at least two-thirds of the number of voting rights of all the shareholders represented at the meeting is required (the “special shareholders’ resolutions”).

(Issue of additional shares and pre-emptive rights)

Holders of Sony Corporation’s shares of capital stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors or the CEO determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under (“Voting rights”) above. In the case of an issuance of shares (including a transfer of treasury shares) of Sony Corporation or its stock acquisition rights by way of an allotment to a third party which would dilute the outstanding voting shares by 25 percent or more or change the controlling shareholder, in addition to a resolution of the Board of Directors, the approval of the shareholders or an affirmative vote from a person independent of the management is generally required pursuant to the regulations of the Japanese stock exchanges on which shares of Sony Corporation are listed. The Board of Directors or the CEO may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice is given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

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

JASDEC is required to promptly give Sony Corporation notice of the names and addresses of Sony Corporation’s shareholders, the numbers of shares of Common Stock held by them and other relevant information as of such respective record dates.

The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the second business day prior to a record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.

(Acquisition by Sony Corporation of its capital stock)

Under the Companies Act and the Articles of Incorporation of Sony Corporation, Sony Corporation may acquire shares of Common Stock (i) from a specific shareholder other than any of its subsidiaries (pursuant to the special shareholders’ resolution), (ii) from any of its subsidiaries (pursuant to a determination by the CEO as delegated by the Board of Directors), or (iii) by way of purchase on any Japanese stock exchange on which Sony Corporation’s shares of Common Stock are listed or by way of tender offer (pursuant to a resolution of the Board of Directors, as long as its non-consolidated annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice).

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

Shares acquired by Sony Corporation may be held for any period or may be retired at the determination of the CEO. Sony Corporation may also transfer (by public or private sale or otherwise) to any person the treasury shares held by it, subject to a determination by the CEO, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in (“Issue of additional shares and pre-emptive rights”) above. Sony Corporation may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

(Unit share system)

The Articles of Incorporation of Sony Corporation provide that 100 shares constitute one “unit” of shares of stock. The Board of Directors or the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors is permitted to amend the Articles of Incorporation to reduce the number of shares that constitute a unit or to abolish the unit share system entirely. Under the Companies Act, the number of shares constituting one unit cannot exceed 1,000 shares nor 0.5 percent of the total number of issued shares.

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

In addition, Sony Corporation may sell or otherwise dispose of shares of capital stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in Sony Corporation’s register of shareholders or at the address otherwise notified to Sony Corporation, and (ii) the shareholder fails to receive distributions of Surplus on the shares continuously for five years or more at the address registered in Sony Corporation’s register of shareholders or at the address otherwise notified to Sony Corporation, Sony Corporation may sell or otherwise dispose of such shareholder’s shares at the then market price of the shares by a determination of a Corporate Executive Officer and after giving at least three months’ prior public and individual notice, and hold or deposit the proceeds of such sale or disposal of shares for such shareholder.

Reporting of substantial shareholdings

The Financial Instruments and Exchange Act of Japan and its related regulations require any person, regardless of residence, who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director General of the competent Local Finance Bureau of the Ministry of Finance within five business days a report concerning such shareholdings. A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding, or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such persons upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holders and the issuer’s total issued share capital. Any such report shall be filed with the Director General of the relevant Local Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET) system. Copies of such report must also be promptly furnished to the issuer of such shares and all Japanese stock exchanges on which such shares are listed.

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Companies Act or Sony Corporation’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Sony Corporation or under its Articles of Incorporation on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the shares of capital stock of Sony Corporation.

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

Foreign investors are:

•	individuals who are exchange non-residents;

•	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•	corporations (i) 50 percent or more of whose shares are held, directly or indirectly, by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (ii) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

In general, the acquisition of shares of a Japanese company (such as the shares of capital stock of Sony Corporation) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of capital stock of Sony Corporation) for consideration exceeding 100 million yen to an exchange non-resident, the resident of Japan who transfers the shares is required to report on the transfer to the Minister of Finance through the Bank of Japan within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

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

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan (“non-resident Holders”) who are holders of shares of Common Stock of Sony Corporation or of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation. The information given below regarding Japanese taxation is based on the tax laws and tax treaties in force and their interpretations by the Japanese tax authorities as of June 24, 2011. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. Particularly, investors are advised to refer to any changes that are expected as a result of the 2011 Annual Tax Reform, which was passed by the Diet and is expected to be promulgated as law soon after the above date. Sony Corporation will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after such date.

Generally, non-resident Holders are subject to Japanese withholding tax on dividends paid by Japanese corporations. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits are, in general, not a taxable event.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock or ADSs of Sony Corporation) to non-resident Holders other than any individual shareholder who holds 5 percent or more (or, if the 2011 Annual Tax Reform comes into force, 3 percent or more with respect to dividends due and payable on or after October 1, 2011) of the total shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before December 31, 2011 (or, if the 2011 Annual Tax Reform comes into force, December 31, 2013), and (ii) 15 percent for dividends due and payable on or after January 1, 2012 (or, if the 2011 Annual Tax Reform comes into force, January 1, 2014). As of the date of this document, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, and Switzerland, and 10 percent under the income tax treaties with Australia, France, the U.K. and the United States).

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

Gains derived from the sale of shares of Common Stock or ADSs of Sony Corporation outside Japan by a non-resident Holder holding such shares or ADSs as portfolio investors are, in general, not subject to Japanese income tax or corporation tax under Japanese tax law. U.S. holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.

Japanese inheritance tax and gift tax at progressive rates may be payable by an individual who has acquired shares of Common Stock or ADSs of Sony Corporation as a legatee, heir or donee even though neither the acquiring individual nor the deceased nor donor is a Japanese resident.

Holders of shares of Common Stock or ADSs of Sony Corporation should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

United States Taxation with respect to shares of Common Stock and ADSs

The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock of Sony Corporation will be included in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs or Common Stock will be subject to taxation at a maximum rate of 15 percent if the dividends are “qualified dividends.” Dividends paid on the ADSs or Common Stock will be treated as qualified dividends if Sony Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Corporation’s audited financial statements and relevant market and shareholder data, Sony Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2010 taxable year. In addition, based on Sony Corporation’s audited financial statements and Sony Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Corporation does not anticipate becoming a PFIC for the 2011 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Common Stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether Sony Corporation will be able to comply with them. Holders of ADSs and Common Stock of Sony Corporation should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

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

Dividends paid by Sony Corporation to U.S. corporate holders of ADSs or Common Stock of Sony Corporation will not be eligible for the dividends-received deduction.

In general, a U.S. holder will recognize capital gain or loss upon the sale or other disposition of ADSs or Common Stock of Sony Corporation equal to the difference between the amount realized on the sale or disposition and the U.S. holder’s tax basis in the ADSs or Common Stock. Such capital gain or loss will be long-term capital gain or loss if the ADSs or Common Stock have been held for more than one year on the date of the sale or disposition. The net amount of long-term capital gain recognized by an individual holder before January 1, 2013 generally is subject to taxation at a maximum rate of 15 percent. The net long-term capital gain recognized by an individual holder after December 31, 2012 generally is subject to taxation at a maximum rate of 20 percent.

Under the Code, a U.S. holder of ADSs or Common Stock of Sony Corporation may be subject, under certain circumstances, to information reporting and possibly backup withholding with respect to dividends and proceeds from the sale or other disposition of ADSs or Common Stock, unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is not additional tax and may be refunded or credited against the U.S. holder’s federal income tax liability, so long as the required information is furnished to the U.S. Internal Revenue Service.

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

The following table shows the results of VaR. These analyses for the fiscal year ended March 31, 2011 indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95 percent confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and U.S. dollar and between the yen and the euro, the currencies in which a significant amount of financial assets and liabilities and derivative transactions are maintained on a consolidated basis. The VaR of interest rate risk and stock price risk consists of risks arising from the volatility of the interest rates and stock prices against invested securities and derivatives transactions in the Financial Services segment.

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

Consolidated

	June 30,	September 30,	December 30,	March 31,
	2010	2010	2010	2011
		(Yen in billions)

Net VaR	3.0	2.3	1.0	1.9
VaR of currency exchange rate risk	3.3	2.4	1.1	2.1
VaR of interest rate risk	0.4	0.5	0.6	0.4
VaR of stock price risk	0.0	0.0	0.0	0.0

Financial Services

	June 30,	September 30,	December 30,	March 31,
	2010	2010	2010	2011
		(Yen in billions)

Net VaR	0.7	0.9	0.6	1.2
VaR of currency exchange rate risk	1.0	1.0	0.6	1.4
VaR of interest rate risk	0.4	0.5	0.5	0.4
VaR of stock price risk	0.0	0.0	0.0	0.0

Sony without the Financial Services segment

	June 30,	September 30,	December 30,	March 31,
	2010	2010	2010	2011
		(Yen in billions)

Net VaR	2.4	1.6	0.7	0.9
VaR of currency exchange rate risk	2.4	1.6	0.7	0.9
VaR of interest rate risk	0.0	0.0	0.0	0.0
VaR of stock price risk	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities

Item 12(d). American Depositary Shares

JPMorgan Chase Bank, N.A. (the “Depositary”) serves as the depositary for Sony Corporation’s ADSs. ADS holders are required to pay various fees to the Depositary and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The following fees may at any time and from time to time be changed by agreement between Sony Corporation and the Depositary.

Under the terms of the depositary agreement, ADS holders are required to pay the Depositary an annual fee of 0.05 U.S. dollar per ADS (or portion thereof) for administering the ADS program, and amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, except expenses arising from (i) compliance with applicable law, taxes or other governmental charges, (ii) cable, telex or facsimile transmission, (iii) transfer or registration in connection with the deposit or withdrawal of deposited securities, and (iv) conversion of foreign currency into U.S. dollars. In each case, the fee may be charged on a periodic basis and the Depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

Under the terms of the depositary agreement, ADS holders are required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders

Cash distribution of dividends	0.05 U.S. dollar or less per ADS
Transfers of ADRs	1.50 U.S. dollars per ADS

ADS holders also may be required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

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

Direct and Indirect Payments by the Depositary to Sony

The Depositary reimburses Sony for certain expenses Sony incurs in connection with its ADR program, subject to a ceiling agreed upon by Sony and the Depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended March 31, 2011, such reimbursements totaled approximately 2.1 million U.S. dollars.

In addition, as part of its service to Sony, the Depositary waives fees for the standard costs associated with the administration of the ADR program, associated operating expenses, investor relations advice and access to an internet-based tool used in Sony’s investor relations activities. For the year ended March 31, 2011, the amount of these indirect payments was estimated to total 0.2 million U.S. dollars.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Item 15(a). Disclosure Controls and Procedures

Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of Sony’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of March 31, 2011. Disclosure controls and procedures require that information to be disclosed in the reports Sony files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the CEO and CFO have concluded that, as of March 31, 2011, the disclosure controls and procedures were effective at the reasonable assurance level.

Item 15(b). Management’s Annual Report on Internal Control over Financial Reporting

Sony’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Sony’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Sony’s internal control over financial reporting includes those policies and procedures that:

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

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2011 based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2011.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on Sony’s internal control over financial reporting as of March 31, 2011, presented on page (F-2).

Item 15(c). Attestation Report of the Registered Public Accounting Firm

Refer to the Report of Independent Registered Public Accounting Firm on page (F-2).

Item 15(d). Changes in Internal Control over Financial Reporting

There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

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

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2010 and 2011.

	Fiscal year ended March 31
	2010	2011
	Yen in millions

Audit Fees(1)	4,175	3,976
Audit-Related Fees(2)	152	268
Tax Fees(3)	1	2
All Other Fees(4)	74	62

	4,402	4,308

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and primarily include advisory services relating to the implementation of the International Financial Reporting Standards, as well as audit services relating to benefit plans and audit services relating to business acquisitions and dispositions.

(3)	Tax Fees primarily consist of fees for tax advice.

(4)	All Other Fees comprise fees for all other services not included in any of the other categories noted above.

Audit Committee’s Pre-Approval Policies and Procedures

Consistent with the U.S. Securities and Exchange Commission rules regarding auditor independence, Sony Corporation’s Audit Committee is responsible for appointing, reviewing and setting compensation, retaining, and overseeing the work of Sony’s independent auditor, so that the auditor’s independence will not be impaired, including overseeing any separate firm that audits the financial statements of any subsidiary if Sony’s independent auditor expressly relies on the audit report of such firm. The Audit Committee established a formal policy requiring pre-approval of all audit and permissible non-audit services provided by the independent auditor to Sony Corporation or any of its subsidiaries. The Audit Committee shall periodically review this policy with due regard for compliance with laws and regulations of host countries where Sony Corporation is listed.

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

Effective April 1, 2010, management shall review the individual services to confirm whether such individual services are within the scope of the comprehensive preapproval. Notwithstanding the comprehensive approval, significant individual services should be submitted to the Audit Committee for further individual approval. Management shall monitor the fees actually paid to the independent auditor and report on these individual services to the Audit Committee on a quarterly basis to assure on-going transparency.

During the fiscal year ended March 31, 2011, the Audit Committee continued, as a matter of Sony’s policy, to generally exclude individual tax services and corporate tax services from the list of permissible services to enhance auditor independence. The Audit Committee carefully reviewed these services and only permitted exceptional instances, which were not prohibited under the U.S. Securities and Exchange Commission rules and regulations. These exceptions were only allowed in situations in which difficulties were encountered in finding an alternative service provider immediately, or when a transitional period was needed.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning purchases made by Sony Corporation during the fiscal year ended March 31, 2011.

			(c) Total
			Number of	(d) Maximum
			Shares	Number of
			Purchased as	Shares that
	(a) Total		Part of Publicly	May Yet Be
	Number of	(b) Average	Announced	Purchased
	Shares	Price Paid per	Plans or	Under the Plans
Period	Purchased	Share (yen)	Programs	or Programs

April 1 — 30, 2010	2,739	3,449.83	N/A	N/A
May 1 — 31, 2010	1,186	3,054.44	N/A	N/A
June 1 — 30, 2010	1,497	2,617.39	N/A	N/A
July 1 — 31, 2010	1,572	2,406.92	N/A	N/A
August 1 — 31, 2010	1,886	2,618.30	N/A	N/A
September 1 — 30, 2010	1,757	2,554.72	N/A	N/A
October 1 — 31, 2010	2,469	2,611.10	N/A	N/A
November 1 — 30, 2010	2,551	2,773.05	N/A	N/A
December 1 — 31, 2010	10,072	2,986.94	N/A	N/A
January 1 — 31, 2011	3,417	2,965.76	N/A	N/A
February 1 — 28, 2011	2,241	2,915.50	N/A	N/A
March 1 — 31, 2011	2,596	2,808.96	N/A	N/A

Total	33,983	2,876.89	N/A	N/A

Under the Companies Act, a holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value (Refer to “Memorandum and Articles of Association — Capital stock — (Unit share system)” in “Item 10. Additional Information”). During the fiscal year ended March 31, 2011, Sony Corporation purchased 33,983 shares of Common Stock for a total purchase price of 97,765,317 yen upon such requests from holders of shares constituting less than one full unit.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable

Item 16G.	Disclosure About Differences in Corporate Governance

The table below discloses the significant ways in which Sony’s corporate governance practices differ from those required for U.S. companies under the listing standards of the NYSE. As a foreign private issuer listed on the NYSE, Sony is exempt from most of the exchange’s corporate governance standards requirements. For further information on Sony’s corporate governance practices and history, please refer to “Board Practices” in “Item 6. Director, Senior Management and Employees.” In the table below, any reference to “Sony” shall mean Sony Corporation.

NYSE Standards	Sony’s Corporate Governance Practices

Board Independence. A majority of board directors must be independent.	Sony has adopted the “Company with Committees” system under the Companies Act. Sony’s Charter of the Board of Directors (attached as an exhibit 1.3 to this report) requires its board to consist of between 10 to 20 directors.

The Companies Act does not require Sony to have a majority of “independent” (in the meaning given by the

NYSE Standards	Sony’s Corporate Governance Practices

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

As of June 28, 2011, 13 of the 15 members of Sony’s Board of Directors are qualified as “outside” directors. In addition, all 13 “outside” directors are also qualified and designated as “Independent Directors” under the Securities Listing Regulations of the Tokyo Stock Exchange.

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

(iii) a person who had received, or whose immediate family member had received, during any 12 month period within the last three years, more than 120,000 U.S dollars per year in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees or deferred compensation for prior services (provided such compensation is not contingent in any way on continued service);

(iv) (A) a person who is, or whose immediate family member is, a current partner or employee of a firm that is the company’s internal or external auditor; (B) a person whose immediate family member is a partner of such a firm; (C) a person who has an immediate family member who is a current employee of such a firm and who personally participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) a person who was, or has an immediate family member who was, within the last three years, a partner or employee of such a firm and personally worked on the listed company’s audit within	“Outside” director is defined in the Companies Act as:

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

NYSE Standards	Sony’s Corporate Governance Practices

that time;

(v) a person who is, or whose immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee; or

(vi) an executive officer or employee of a company, or has an immediate family member of an executive officer of a company, that makes payments to, or receives payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of 1 million U.S. dollars or 2 percent of such other company’s consolidated gross revenues	compensation is not contingent in any way on continued service);

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

As of June 28, 2011, 13 of the 15 members of Sony’s Board of Directors qualified as “outside” directors. In addition, all those 13 “outside” directors are qualified and designated as “Independent Directors” under the Securities Listing Regulations of the Tokyo Stock Exchange.

Executive Sessions. Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	An “outside” director, as defined under the Companies Act, is equivalent to a “non-management director” under the NYSE rules because an “outside” director does not engage in the execution of business operations of the company. Neither the Companies Act nor Sony’s Charter of the Board of Directors requires non-management directors to meet regularly without management and nothing requires outside directors to meet alone in an executive session at least once a year.

Nominating/Corporate Governance Committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Sony’s Nominating Committee consists of at least five directors. Under the Companies Act, the Committee is responsible for determining the contents of proposals regarding the appointment and dismissal of directors to be submitted for approval to the shareholders’ meeting. Unlike listed U.S. companies under NYSE rules, it is not responsible for developing governance guidelines or overseeing the evaluation of the board and

NYSE Standards	Sony’s Corporate Governance Practices

management. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. Sony’s Charter of the Board of Directors requires at least two of the directors on the Committee to be corporate executive officers.

Compensation Committee. A compensation committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee.	Sony’s Compensation Committee consists of at least three directors. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. Sony’s Charter of the Board of Directors recommends that at least one of the directors on the Committee be a corporate executive officer. The Charter prohibits the CEO and/or the COO (or a person at any equivalent position) from serving on the Compensation Committee. Under the Companies Act, the Committee is responsible for, among others, determining the compensation of each director and corporate executive officer.

Audit Committee. An audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act. The committee must have at least three members. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee and the duties and responsibilities of the committee.	Sony’s Audit Committee consists of at least three directors. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. In addition, pursuant to the Companies Act, no member of the Committee shall be a director of the company or any of its subsidiaries who is engaged in the business operations of the company or such subsidiary, as the case may be, or a corporate executive officer of the company or any of its subsidiaries, or an accounting counselor, general manager or other employee of any of such subsidiaries. Sony’s Charter of the Board of Directors also requires each member of the Audit Committee to meet the independence requirements of the applicable U.S. securities laws and regulations, and requires at least one member to meet the audit committee financial expert requirements. Currently, all the members of Sony’s Audit Committee are also “independent” as defined in the NYSE Corporate Governance Standards, and two members of the Committee are qualified as audit committee financial experts. Sony’s Charter of the Board of Directors discourages any Audit Committee member from concurrently being a member of other Committees.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under the Companies Act, if Sony wishes to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions, except where all of its shareholders are granted rights to subscribe for such stock acquisition

NYSE Standards	Sony’s Corporate Governance Practices

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
The code’s content covers principal items described in the NYSE Corporate Governance Standards.

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

Refer to the consolidated financial statements.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Articles of Incorporation of Sony Corporation (English Translation), incorporated by reference to Exhibit 1.1 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010
1.2	Share Handling Regulations (English Translation), incorporated by reference to Exhibit 1.2 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010
1.3	Charter of the Board of Directors (English Translation), incorporated by reference to Exhibit 1.3 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010
8.1	Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2011: Incorporated by reference to “Business Overview” and “Organizational Structure” in “Item 4. Information on the Company”
12.1	302 Certification
12.2	302 Certification
13.1	906 Certification
15.1(a)	Consent of PricewaterhouseCoopers Aarata
15.1(b)	Consent of PricewaterhouseCoopers AB

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

Date: June 28, 2011

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

***********************************************************************

Consolidated Financial Statements of Sony Ericsson Mobile Communications AB	A-1
Report of Independent Auditors	A-29

Consolidated Financial Statements of Sony Ericsson Mobile Communications AB are provided pursuant to Regulation S-X Rule 3-09.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (“Sony”) at March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, Sony maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sony’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b). Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on Sony’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
June 7, 2011

[THIS PAGE INTENTIONALLY LEFT BLANK]

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets
March 31

	Yen in millions
	2010	2011

ASSETS
Current assets:
Cash and cash equivalents	1,191,608	1,014,412
Marketable securities	579,493	646,171
Notes and accounts receivable, trade	996,100	834,221
Allowance for doubtful accounts and sales returns	(104,475)	(90,531)
Inventories	645,455	704,043
Deferred income taxes	197,598	133,059
Prepaid expenses and other current assets	627,093	602,671

Total current assets	4,132,872	3,844,046

Film costs	310,065	275,389

Investments and advances:
Affiliated companies	229,051	221,993
Securities investments and other	5,070,342	5,670,662

	5,299,393	5,892,655

Property, plant and equipment:
Land	153,067	145,968
Buildings	897,054	868,615
Machinery and equipment	2,235,032	2,016,956
Construction in progress	71,242	53,219

	3,356,395	3,084,758
Less — Accumulated depreciation	2,348,444	2,159,890

	1,007,951	924,868

Other assets:
Intangibles, net	378,917	391,122
Goodwill	438,869	469,005
Deferred insurance acquisition costs	418,525	428,262
Deferred income taxes	403,537	239,587
Other	475,985	460,054

	2,115,833	1,988,030

Total assets	12,866,114	12,924,988

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2010	2011

LIABILITIES
Current liabilities:
Short-term borrowings	48,785	53,737
Current portion of long-term debt	235,822	109,614
Notes and accounts payable, trade	817,118	793,275
Accounts payable, other and accrued expenses	1,003,197	1,013,037
Accrued income and other taxes	69,175	79,076
Deposits from customers in the banking business	1,509,488	1,647,752
Other	376,340	430,488

Total current liabilities	4,059,925	4,126,979

Long-term debt	924,207	812,235
Accrued pension and severance costs	295,526	271,320
Deferred income taxes	236,521	306,227
Future insurance policy benefits and other	3,876,292	4,225,373
Other	188,088	226,952

Total liabilities	9,580,559	9,969,086

Redeemable noncontrolling interest	—	19,323
Commitments and contingent liabilities

EQUITY

Sony Corporation’s stockholders’ equity:
Common stock, no par value —
2010 — Shares authorized: 3,600,000,000, shares issued: 1,004,571,464	630,822
2011 — Shares authorized: 3,600,000,000, shares issued: 1,004,636,664		630,921
Additional paid-in capital	1,157,812	1,159,666
Retained earnings	1,851,004	1,566,274
Accumulated other comprehensive income —
Unrealized gains on securities, net	62,337	50,336
Unrealized losses on derivative instruments, net	(36)	(1,589)
Pension liability adjustment	(148,989)	(152,165)
Foreign currency translation adjustments	(582,370)	(700,786)

	(669,058)	(804,204)
Treasury stock, at cost
Common stock
2010 — 1,039,656 shares	(4,675)
2011 — 1,051,588 shares		(4,670)

	2,965,905	2,547,987

Noncontrolling interests	319,650	388,592

Total equity	3,285,555	2,936,579

Total liabilities and equity	12,866,114	12,924,988

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income
Fiscal year ended March 31

	Yen in millions
	2009	2010	2011

Sales and operating revenue:
Net sales	7,110,053	6,293,005	6,304,401
Financial services revenue	523,307	838,300	798,495
Other operating revenue	96,633	82,693	78,377

	7,729,993	7,213,998	7,181,273

Costs and expenses:
Cost of sales	5,660,504	4,892,563	4,831,363
Selling, general and administrative	1,686,030	1,544,890	1,501,813
Financial services expenses	547,825	671,550	675,788
(Gain) loss on sale, disposal or impairment of assets and other, net	38,308	42,988	(13,450)

	7,932,667	7,151,991	6,995,514

Equity in net income (loss) of affiliated companies	(25,109)	(30,235)	14,062

Operating income (loss)	(227,783)	31,772	199,821

Other income:
Interest and dividends	22,317	13,191	11,783
Gain on sale of securities investments, net	1,281	9,953	14,325
Foreign exchange gain, net	48,568	—	9,297
Other	26,659	20,690	9,561

	98,825	43,834	44,966

Other expenses:
Interest	24,376	22,505	23,909
Loss on devaluation of securities investments	4,427	2,946	7,669
Foreign exchange loss, net	—	10,876	—
Other	17,194	12,367	8,196

	45,997	48,694	39,774

Income (loss) before income taxes	(174,955)	26,912	205,013

Income taxes:
Current	80,521	48,698	117,918
Deferred	(153,262)	(34,740)	307,421

	(72,741)	13,958	425,339

Net income (loss)	(102,214)	12,954	(220,326)
Less — Net income (loss) attributable to noncontrolling interests	(3,276)	53,756	39,259

Net loss attributable to Sony Corporation’s stockholders	(98,938)	(40,802)	(259,585)

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income (Continued)

	Yen
	2009	2010	2011

Per share data:
Common stock
Net loss attributable to Sony Corporation’s stockholders
— Basic	(98.59)	(40.66)	(258.66)
— Diluted	(98.59)	(40.66)	(258.66)
Cash dividends	42.50	25.00	25.00

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows
Fiscal year ended March 31

	Yen in millions
	2009	2010	2011

Cash flows from operating activities:
Net income (loss)	(102,214)	12,954	(220,326)
Adjustments to reconcile net income (loss) to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs	405,443	371,004	325,366
Amortization of film costs	255,713	277,665	250,192
Stock-based compensation expense	3,446	2,202	1,952
Accrual for pension and severance costs, less payments	16,654	(9,763)	(15,229)
(Gain) loss on sale, disposal or impairment of assets and other, net	38,308	42,988	(13,450)
(Gain) loss on sale or devaluation of securities investments, net	3,146	(7,007)	(6,656)
(Gain) loss on revaluation of marketable securities held in the financial service business for trading purpose, net	77,952	(49,837)	10,958
(Gain) loss on revaluation or impairment of securities investments held in the financial service business, net	101,114	(53,984)	5,080
Deferred income taxes	(153,262)	(34,740)	307,421
Equity in net (income) losses of affiliated companies, net of dividends	65,470	36,183	(11,479)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	218,168	(53,306)	104,515
(Increase) decrease in inventories	160,432	148,584	(112,089)
Increase in film costs	(264,412)	(296,819)	(244,063)
Increase (decrease) in notes and accounts payable, trade	(375,842)	262,032	(18,119)
Increase (decrease) in accrued income and other taxes	(163,200)	63,619	(8,020)
Increase in future insurance policy benefits and other	174,549	284,972	278,897
Increase in deferred insurance acquisition costs	(68,666)	(71,999)	(69,196)
Increase in marketable securities held in the financial service business for trading purpose	(26,088)	(8,335)	(30,102)
(Increase) decrease in other current assets	134,175	(32,405)	(89,473)
Increase (decrease) in other current liabilities	(105,155)	5,321	56,076
Other	11,422	23,578	113,990

Net cash provided by operating activities	407,153	912,907	616,245

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2009	2010	2011

Cash flows from investing activities:
Payments for purchases of fixed assets	(496,125)	(338,050)	(253,688)
Proceeds from sales of fixed assets	153,439	15,671	18,743
Payments for investments and advances by financial service business	(2,496,783)	(1,581,841)	(1,458,912)
Payments for investments and advances (other than financial service business)	(178,335)	(41,838)	(15,316)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	1,923,264	1,128,500	874,031
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	11,569	54,324	30,332
Proceeds from sales of businesses	—	22,084	99,335
Other	1,629	(4,854)	(8,964)

Net cash used in investing activities	(1,081,342)	(746,004)	(714,439)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	72,188	510,128	1,499
Payments of long-term debt	(264,467)	(144,105)	(216,212)
Increase (decrease) in short-term borrowings, net	244,584	(250,252)	6,120
Increase in deposits from customers in the financial service business, net	261,619	276,454	229,327
Dividends paid	(42,594)	(25,085)	(25,098)
Other	(3,872)	(2,126)	(5,748)

Net cash provided by (used in) financing activities	267,458	365,014	(10,112)

Effect of exchange rate changes on cash and cash equivalents	(18,911)	(1,098)	(68,890)

Net increase (decrease) in cash and cash equivalents	(425,642)	530,819	(177,196)
Cash and cash equivalents at beginning of the fiscal year	1,086,431	660,789	1,191,608

Cash and cash equivalents at end of the fiscal year	660,789	1,191,608	1,014,412

Supplemental data:
Cash paid during the fiscal year for —
Income taxes	242,528	60,022	116,376
Interest	22,729	19,821	20,583
Non-cash investing and financing activities —
Obtaining assets by entering into capital lease	5,831	2,553	3,738
Collections of deferred proceeds from sales of receivables —	—	—	153,550

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

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
				Accumulated		Sony
		Additional		other	Treasury	Corporation’s
	Common	paid-in	Retained	comprehensive	stock, at	stockholders’	Noncontrolling
	stock	capital	earnings	income	cost	equity	interests	Total equity

Balance at March 31, 2010	630,822	1,157,812	1,851,004	(669,058)	(4,675)	2,965,905	319,650	3,285,555
Exercise of stock acquisition rights	99	99				198	22	220
Stock-based compensation		1,782				1,782		1,782
Comprehensive income:
Net income (loss)			(259,585)			(259,585)	39,259	(220,326)
Other comprehensive income, net of tax —
Unrealized losses on securities				(12,001)		(12,001)	(3,516)	(15,517)
Unrealized losses on derivative instruments				(1,553)		(1,553)		(1,553)
Pension liability adjustment				(3,176)		(3,176)	(123)	(3,299)
Foreign currency translation adjustments				(118,416)		(118,416)	(616)	(119,032)

Total comprehensive income (loss)						(394,731)	35,004	(359,727)

Stock issue costs, net of tax			(8)			(8)		(8)
Dividends declared			(25,089)			(25,089)	(6,599)	(31,688)
Purchase of treasury stock					(111)	(111)		(111)
Reissuance of treasury stock			(48)		116	68		68
Transactions with noncontrolling interests shareholders and other		(27)				(27)	40,515	40,488

Balance at March 31, 2011	630,921	1,159,666	1,566,274	(804,204)	(4,670)	2,547,987	388,592	2,936,579

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1.	Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game consoles and software. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales via the Internet. Sony is engaged in the development, production and acquisition, manufacturing, marketing, distribution and broadcasting of image-based software, including motion picture, home entertainment and television products. Sony is also engaged in the development, production, manufacture, and distribution of recorded music. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary. In addition to the above, Sony is engaged in a network services business and an advertising agency business in Japan.

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

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships and other entities in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies, generally through 20-50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). When the interest in the partnership is so minor that Sony has no significant influence over the operation of the investee, the cost method is used. Under the equity method, investments are stated at cost plus/minus Sony’s portion of equity in undistributed earnings or losses. Sony’s equity in current earnings or losses of such entities is reported net of income taxes and is included in operating income (loss) after the elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its estimated fair value.

On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in earnings for the year the change in interest transaction occurs. However, prior to Sony’s adoption of the new guidance on the accounting for noncontrolling interests and equity method investments on April 1, 2009, where the sale of such shares was part of a

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

broader corporate reorganization, the reacquisition of such shares was contemplated at the time of issuance or realization of such gain was not reasonably assured (i.e., the entity was newly formed, non-operating, a research and development or start-up/development stage entity, or where the entity’s ability to continue in existence was in question), the transaction was accounted for as a capital transaction. In addition, subsequent to Sony’s adoption of the new guidance on the accounting for noncontrolling interests on April 1, 2009, a change in interest of a consolidated subsidiary that does not result in a change in control is accounted for as a capital transaction and no gains or losses are recorded in earnings.

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

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate fiscal year end current exchange rates and all income and expense accounts are translated at exchange rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income.

Receivables and payables denominated in foreign currencies are translated at appropriate fiscal year end exchange rates and the resulting translation gains or losses are taken into income.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Sony adopted new accounting guidance for the recognition and presentation of other-than-temporary impairments for debt securities on April 1, 2009. Under this new guidance, when an other-than-temporary impairment of a debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost. If the debt security meets either of these two criteria, the other-than-temporary impairment is recognized in income, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in income is a credit loss equal to the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other comprehensive income. Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in income are presented as a separate component of accumulated other comprehensive income. Before the adoption of this guidance, an other-than-temporary impairment recognized in income for debt securities was equal to the total difference between amortized cost and fair value at the impairment measurement date.

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

Inventories -

Inventories in the Consumer, Professional & Devices, Networked Products & Services and Music segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis. The market value of inventory is determined as the net realizable value — i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal. Sony does not consider a normal profit margin when calculating the net realizable value.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Film costs -

Film costs include direct production costs, production overhead and acquisition costs for both motion picture and television productions and are stated at the lower of unamortized cost or estimated fair value and classified as noncurrent assets. Film costs are amortized and the estimated liabilities for residuals and participations are accrued using an individual-film-forecast method based on the ratio of current period actual revenues to the estimated remaining total lifetime revenues. Film costs also include broadcasting rights which consist of acquired programming to be aired on Sony’s worldwide channel network and are recognized when the license period begins and the program is available for use. Broadcasting rights are stated at the lower of unamortized cost or net realizable value, classified as either current or noncurrent assets based on timing of expected use, and amortized based on estimated usage or on a straight-line basis over the useful life, as appropriate. Estimates used in calculating the fair value of the film costs and the net realizable value of the broadcasting rights are based upon assumptions about future demand and market conditions and are reviewed on a periodic basis.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed on the declining-balance method for Sony Corporation and its Japanese subsidiaries, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method over the estimated useful life of the assets. Depreciation of property, plant and equipment for foreign subsidiaries is also computed on the straight-line method. Useful lives for depreciation range from two to 50 years for buildings and from one to 17 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Goodwill and other intangible assets -

Goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. Reporting units are Sony’s operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair value of reporting units and indefinite lived intangible assets is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. In addition to the estimates of future cash flows, two of the most significant estimates involved in the determination of fair value of the reporting units are the discount rates and perpetual growth rate applied to terminal values used in the discounted cash flow analysis. The discount rates used in the cash flow models for the goodwill impairment testing consider market and industry data as well as specific risk factors for each reporting unit. The perpetual growth rates for the individual reporting units, for purposes of the terminal value determination, are generally set after an initial three-year forecasted period, although certain reporting units utilized longer forecasted periods, and are based on historical experience, market and industry data.

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, software to be sold, leased or otherwise marketed, music catalogs, artist contracts and television carriage agreements (broadcasting agreements). Patent rights, know-how, license agreements and software to be sold,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

leased or otherwise marketed are generally amortized on a straight-line basis, generally, over three to eight years. Music catalogs, artist contracts and television carriage agreements (broadcasting agreements) are amortized on a straight-line basis, generally, over 10 to 40 years.

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

Certain subsidiaries in the Consumer, Professional & Devices and Networked Products & Services segments offer extended warranty programs. The consideration received for extended warranty service is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Fair value measurement -

Sony measures fair value as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

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

Derivative financial instruments -

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Assessment of hedges

When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and the hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the consolidated balance sheets or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting. Hedge ineffectiveness, if any, is included in the current period earnings.

Stock-based compensation -

Sony accounts for stock-based compensation using the fair value based method, measured on the date of grant using the Black-Scholes option-pricing model. The expense is mainly included in selling, general and administrative expenses. Sony recognizes this compensation expense, net of an estimated forfeiture rate, only for the rights expected to vest ratably over the requisite service period of the stock acquisition rights, which is generally a period of three years. The estimated forfeiture rate is based on Sony’s historical experience in the stock acquisition rights plans where the majority of the vesting terms have been satisfied.

Revenue recognition -

Revenues from sales in the Consumer, Professional & Devices, Networked Products & Services and Music segments are recognized when products are delivered or services are rendered. Delivery is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives.

Revenue arrangements with customers may include multiple elements, including any combination of products, services and software. An example includes sales of electronics products with rights to receive promotional goods. For Sony’s multiple element arrangements where at least one of the elements is not subject to existing software revenue recognition guidance, elements are separated into more than one unit of accounting when the delivered

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

element(s) have value to the customer on a standalone basis, and delivery of the undelivered element(s) is probable and substantially in the control of Sony. Revenue is then allocated to each unit of accounting based on the relative selling price of each unit of accounting based first on vendor-specific objective evidence of selling price (“VSOE”) if it exists, based next on third-party evidence of selling price (“TPE”) if VSOE does not exist, and, finally, if both VSOE and TPE do not exist, based on estimated selling prices (“ESP”). VSOE is limited to either the price charged for an element when it is sold separately or, for an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the market place. TPE is the price of Sony’s or any competitor’s largely interchangeable products or services in standalone sales to similarly situated customers. ESP is the price at which Sony would transact if the element were sold by Sony regularly on a standalone basis. When determining ESP, Sony considers all relevant inputs, including sales, cost and margin analysis of the product, targeted rate of return of the product, competitors’ and Sony’s pricing practices and customer perspectives.

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

Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits and other. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial services revenue. Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Consideration given to a customer or a reseller -

In accordance with the accounting guidance for consideration given by a vendor to a customer or reseller of the vendor’s products, sales incentives or other cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2009, 2010 and 2011, consideration given to a reseller, primarily for free promotional

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

shipping and cooperative advertising programs included in selling, general and administrative expenses totaled 29,813 million yen, 23,591 million yen and 23,250 million yen, respectively.

Cost of sales -

Costs classified as cost of sales relate to the producing and manufacturing of products and include items such as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film costs related to motion picture and television products.

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

Financial services expenses -

Financial services expenses include a provision for policy reserves and amortization of deferred insurance acquisition costs, and all other operating costs such as personnel expenses, depreciation of fixed assets, and office rental of subsidiaries in the Financial Services segment.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

companies accounted for by the equity method expected to be remitted in the foreseeable future. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, Sony’s experience with operating loss carryforwards not expiring unused, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.

Sony records assets and liabilities for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Sony continues to recognize interest and penalties, if any, with respect to unrecognized tax benefits as interest expense and as income tax expense, respectively, in the consolidated statements of income. The amount of income taxes Sony pays is subject to ongoing audits by various taxing authorities, which may result in proposed assessments. In addition, several significant items related to intercompany transfer pricing are currently the subject of negotiations between taxing authorities in different jurisdictions as a result of pending advance pricing agreement applications and competent authority requests. Sony’s estimate for the potential outcome for any uncertain tax issues is judgmental and requires significant estimates. Sony assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, Sony records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If Sony does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. However, Sony’s future results may include favorable or unfavorable adjustments to Sony’s estimated tax liabilities due to closure of income tax examinations, the outcome of negotiations between taxing authorities in different jurisdictions, new regulatory or judicial pronouncements or other relevant events. As a result, the amount of unrecognized tax benefits, and the effective tax rate, may fluctuate significantly.

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

Multiple element arrangements and software deliverables -

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices. In addition, the guidance eliminates the use of the residual method of allocation. Also in October 2009, the FASB issued accounting guidance which changes revenue recognition for tangible products containing software and hardware elements. Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

functionality are scoped out of the existing software revenue recognition guidance and are accounted for under the revenue recognition guidance for multiple element arrangements. Sony adopted the new guidance on April 1, 2010. The adoption of the new guidance did not have a material impact on Sony’s results of operations and financial position.

Transfers of financial assets -

In June 2009, the FASB issued new accounting guidance on accounting for transfers of financial assets. This guidance amends previous guidance by including: the elimination of the qualifying special-purpose entity (“QSPE”) concept; a new participating interest definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; and a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor. Additionally, the guidance requires new disclosures regarding an entity’s involvement in a transfer of financial assets. Finally, existing QSPEs must be evaluated for consolidation in accordance with the applicable consolidation guidance upon the elimination of this concept. This guidance was effective for Sony as of April 1, 2010. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Variable interest entities -

In June 2009, the FASB issued new accounting guidance for determining whether to consolidate a variable interest entity (“VIE”). This guidance changes the approach for determining the primary beneficiary of a VIE from a quantitative risk and reward model to a qualitative model based on control, and requires an ongoing reassessment of whether an entity is the primary beneficiary. This guidance was effective for Sony as of April 1, 2010. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Disclosures about the credit quality of financing receivables and the allowance for credit losses -

In July 2010, the FASB issued new disclosure guidance regarding credit quality of financing receivables and the allowance for credit losses. This guidance expands disclosures for the allowance for credit losses and financing receivables. It also requires disclosure of credit quality indicators, past due information and modifications of financing receivables. The additional disclosures are required for Sony beginning in the fiscal year ended March 31, 2011, with prospective application. Since this guidance impacts disclosures only, its adoption has no impact on Sony’s results of operations and financial position. The additional disclosures are included in Note 12.

(3)	Recent accounting pronouncements not yet adopted:

Accounting for costs associated with acquiring or renewing insurance contracts -

In October 2010, the FASB issued new accounting guidance for costs associated with acquiring or renewing insurance contracts. Under the new guidance acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs. An entity may defer incremental direct costs of contract acquisition that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts. Additionally, an entity may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response advertising. This change is effective for Sony as of April 1, 2012. Sony will apply this guidance prospectively from the date of adoption. Sony is currently evaluating the impact of adopting this guidance.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Goodwill impairment testing for reporting units with zero or negative carrying amounts -

In December 2010, the FASB issued new accounting guidance that modifies the first step of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform the second step of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing authoritative guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This guidance is effective for Sony as of April 1, 2011. The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Disclosure of supplementary pro forma information for business combinations -

In December 2010, the FASB issued new accounting guidance addressing when a business combination should be assumed to have occurred for the purpose of providing pro forma disclosure. The new guidance requires disclosure of revenue and income of the combined entity as though the business combination occurred as of the beginning of the comparable prior reporting period. The guidance also expands the supplemental pro forma disclosure to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The guidance is effective for Sony as of April 1, 2011. Sony will apply the guidance prospectively for any future acquisitions. Since this guidance impacts disclosures only, its adoption will not have a material impact on Sony’s results of operations and financial position.

Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”) -

In May 2011, the FASB issued new guidance to substantially converge fair value measurement and disclosure requirements under U.S. GAAP and IFRS, including a consistent definition of fair value. The amendments will change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the new guidance to result in a change in the application of the existing guidance for fair value measurements. However, some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements and other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The new guidance is required to be applied prospectively and is effective for Sony in the fourth quarter of the fiscal year ending March 31, 2012. Sony is currently evaluating the impact of adopting this guidance.

(4)	Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2009 and 2010 have been made to conform to the presentation for the fiscal year ended March 31, 2011.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

3.	Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2010	2011

Finished products	456,698	529,666
Work in process	69,757	70,969
Raw materials, purchased components and supplies	119,000	103,408

	645,455	704,043

4.	Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2010	2011

Motion picture productions:
Released	114,069	102,415
Completed not released	9,307	14,260
In production and development	135,654	107,811
Television productions:
Released	40,518	40,581
In production and development	2,044	1,688
Broadcasting rights	23,927	24,544
Less: current portion of broadcasting rights included in inventories	(15,454)	(15,910)

Film costs	310,065	275,389

Sony estimates that approximately 89% of the unamortized costs of released films at March 31, 2011 will be amortized within the next three years. Approximately 79 billion yen of completed film costs are expected to be amortized during the next twelve months. Approximately 96 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5.	Related party transactions

Sony accounts for its investments in affiliated companies over which Sony has significant influence under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). Significant investments at March 31, 2011 of this nature include, but are not limited to, Sony’s interest in Sony Ericsson Mobile Communications AB (“Sony Ericsson”) (50%) and S-LCD Corporation (“S-LCD”) (50% minus 1 share).

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions
	March 31, 2010
	Sony
	Ericsson	S-LCD	Others	Total

Current assets	322,537	161,571	133,606	617,714
Noncurrent assets	98,375	300,206	127,237	525,818

Total assets	420,912	461,777	260,843	1,143,532

Current liabilities	341,087	102,538	100,829	544,454
Long-term liabilities and noncontrolling interests	23,837	22,443	54,306	100,586
Stockholders’ equity	55,988	336,796	105,708	498,492
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity investment and undistributed earnings of affiliated companies, before consolidating and reconciling adjustments	27,994	168,398
Consolidation and reconciling adjustments:
Other	(1,088)	61

Investment in and advances to equity investees at cost plus equity in undistributed earnings since acquisition	26,906	168,459	33,686	229,051

	Yen in millions
	March 31, 2011
	Sony
	Ericsson	S-LCD	Others	Total

Current assets	254,858	188,903	183,597	627,358
Noncurrent assets	92,925	233,988	137,720	464,633

Total assets	347,783	422,891	321,317	1,091,991

Current liabilities	282,857	71,572	166,056	520,485
Long-term liabilities and noncontrolling interests	8,089	29,696	61,036	98,821
Stockholders’ equity	56,837	321,623	94,225	472,685
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity investment and undistributed earnings of affiliated companies, before consolidating and reconciling adjustments	28,419	160,812
Consolidation and reconciling adjustments:
Other	(79)	—

Investment in and advances to equity investees at cost plus equity in undistributed earnings since acquisition	28,340	160,812	32,841	221,993

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Statements of Income

	Yen in millions
	Fiscal year ended March 31, 2009
	Sony
	Ericsson	S-LCD	Others	Total

Net revenues	1,459,259	670,311	550,691	2,680,261

Operating income (loss)	(92,762)	1,393	15,475	(75,894)
Other income (expense), net	12,599	11,191

Income (loss) before income taxes	(80,163)	12,584
Income tax (expense) benefit	23,888	(626)
Net income (loss) attributable to noncontrolling interests	(3,434)	—

Net income (loss) attributable to controlling interests	(59,709)	11,958	4,898	(42,853)
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	(29,855)	5,979
Consolidation and reconciling adjustments:
Other	(400)	916

Equity in net income (loss) of affiliated companies	(30,255)	6,895	(1,749)	(25,109)

	Yen in millions
	Fiscal year ended March 31, 2010
	Sony
	Ericsson	S-LCD	Others	Total

Net revenues	837,149	796,575	323,576	1,957,300

Operating income (loss)	(81,385)	3,825	29,686	(47,874)
Other income (expense), net	(4,676)	(4,055)

Income (loss) before income taxes	(86,061)	(230)
Income tax (expense) benefit	20,470	53
Net income (loss) attributable to noncontrolling interests	(3,318)	—

Net income (loss) attributable to controlling interests	(68,909)	(177)	17,064	(52,022)
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	(34,455)	(89)
Consolidation and reconciling adjustments:
Other	(59)	476

Equity in net income (loss) of affiliated companies	(34,514)	387	3,892	(30,235)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2011
	Sony
	Ericsson	S-LCD	Others	Total

Net revenues	673,464	807,955	268,604	1,750,023

Operating income (loss)	16,453	12,527	17,630	46,610
Other income (expense), net	(1,572)	(4,119)

Income (loss) before income taxes	14,881	8,408
Income tax (expense) benefit	(6,065)	3,094
Net income (loss) attributable to noncontrolling interests	(520)	—

Net income (loss) attributable to controlling interests	8,296	11,502	8,895	28,693
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	4,148	5,751
Consolidation and reconciling adjustments:
Other	7	1,463

Equity in net income (loss) of affiliated companies	4,155	7,214	2,693	14,062

Sony Ericsson, a 50/50 joint venture with Telefonaktiebolaget LM Ericsson focused on mobile phone handsets, was established in October 2001 and is included in affiliated companies accounted for under the equity method. Sony Ericsson purchases several key components such as camera modules, memory, batteries and liquid crystal display (“LCD”) panels from Sony. Sony received dividends of 23,363 million yen in September 2008 from Sony Ericsson.

S-LCD, a joint venture with Samsung Electronics Co., Ltd. focused on manufacturing amorphous TFT panels, was established in April 2004 with Sony’s ownership interest of 50% minus 1 share. Sony invested 13,273 million yen in S-LCD during the fiscal year ended March 31, 2009. S-LCD is strategic to Sony’s television business as it provides a source of high quality large screen LCD panels to differentiate Sony’s Bravia LCD televisions.

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

There was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2010 and 2011.

There were no affiliated companies accounted for under the equity method with a market quotation at March 31, 2010 and 2011.

The number of affiliated companies accounted for under the equity method at March 31, 2010 and 2011 were 73 and 82, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	Yen in millions
	March 31
	2010	2011

Accounts receivable, trade	21,467	18,631

Accounts payable, trade	61,360	45,434

	Yen in millions
	Fiscal year ended March 31
	2009	2010	2011

Sales	204,578	132,937	96,164

Purchases	332,286	309,550	383,922

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2009, 2010 and 2011 were 40,361 million yen, 5,948 million yen and 2,583 million yen, respectively.

6.	Transfer of financial assets

The below transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. In each case, losses from these transactions were insignificant, and although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant. In addition to the cash proceeds from the sales below, net cash flows related to these transactions, including servicing fees, in the fiscal years ended March 31, 2009, 2010 and 2011 were insignificant.

Sony has established several accounts receivable sales programs in Japan whereby Sony can sell up to 47,200 million yen of eligible trade accounts receivable in the aggregate at any one time. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2009, 2010 and 2011 were 130,847 million yen, 109,271 million yen and 136,232 million yen, respectively.

A subsidiary of the Financial Services segment has established several receivables sales programs whereby the subsidiary can sell up to 24,000 million yen of eligible receivables in the aggregate at any one time. Through these programs, the subsidiary can sell receivables to special purpose entities owned and operated by banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. Total receivables sold during the fiscal years ended March 31, 2009, 2010 and 2011 were 166,077 million yen, 183,805 million yen and 166,025 million yen, respectively.

During the fiscal year ended March 31, 2010, Sony established an accounts receivable sales program in the United States. Through this program, a bankruptcy-remote entity, which is consolidated by a U.S. subsidiary, can sell up to 450 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank. Total trade accounts receivables sold during the fiscal year ended March 31, 2010 were 258,085 million yen. Subsequent to its establishment, Sony amended this program. While the transactions continued to qualify as sales under the new accounting guidance for transfers of financial assets, the amended program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. The portion of the sales proceeds held back and deferred is initially recorded at estimated fair value, is included in other current assets and is 32,751 million yen at March 31, 2011. Sony includes collections on such receivables as cash flows within operating activities in the consolidated statements of cash flows since the receivables are the result of operating activities and the associated interest rate risk is insignificant due to

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

its short-term nature. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal year ended March 31, 2011 were 414,147 million yen, 185,647 million yen and 153,550 million yen, respectively.

The accounts receivable sales programs in Japan and in the Financial Services segment above involved QSPEs under the accounting guidance effective prior to April 1, 2010 for transfers of financial assets. Since the QSPEs met certain criteria, they were not consolidated by Sony. From April 1, 2010, the entities that formerly met the criteria to be a QSPE are subject to the same consolidation accounting guidance as other variable interest entities (“VIEs”). Refer to Note 23.

7.	Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2010				March 31, 2011
		Gross	Gross			Gross	Gross
		unrealized	unrealized			unrealized	unrealized
	Cost	gains	losses	Fair value	Cost	gains	losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,264,725	29,496	(3,397)	1,290,824	1,124,704	24,032	(4,971)	1,143,765
Japanese local government bonds	27,750	1,097	(5)	28,842	22,845	184	(64)	22,965
Japanese corporate bonds	360,554	3,773	(106)	364,221	332,567	1,511	(440)	333,638
Foreign corporate bonds	281,003	4,818	(6,492)	279,329	332,616	4,872	(11,368)	326,120
Other	11,141	83	(123)	11,101	7,941	109	(117)	7,933

	1,945,173	39,267	(10,123)	1,974,317	1,820,673	30,708	(16,960)	1,834,421

Equity securities	99,753	74,430	(3,437)	170,746	84,417	69,073	(3,447)	150,043

Held-to-maturity Securities:
Japanese national government bonds	2,248,230	3,318	(30,740)	2,220,808	2,902,342	22,420	(48,149)	2,876,613
Japanese local government bonds	23,617	346	—	23,963	18,912	218	(2)	19,128
Japanese corporate bonds	32,041	150	(321)	31,870	32,349	158	(67)	32,440
Foreign corporate bonds	50,831	18	(7)	50,842	47,330	13	(3)	47,340

	2,354,719	3,832	(31,068)	2,327,483	3,000,933	22,809	(48,221)	2,975,521

Total	4,399,645	117,529	(44,628)	4,472,546	4,906,023	122,590	(68,628)	4,959,985

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table presents the cost and fair value of debt securities classified as available-for-sale securities and held-to-maturity securities by contractual maturity:

	Yen in millions
	March 31, 2011
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair Value	Cost	Fair Value

Due in one year or less	260,669	253,678	17,251	17,328
Due after one year through five years	527,179	530,151	39,086	39,359
Due after five year through ten years	232,848	237,851	9,025	9,561
Due after ten years	799,977	812,741	2,935,571	2,909,273

Total	1,820,673	1,834,421	3,000,933	2,975,521

Proceeds from sales of available-for-sale securities were 1,165,451 million yen, 785,698 million yen and 532,619 million yen for the fiscal years ended March 31, 2009, 2010 and 2011, respectively. On these sales, gross realized gains were 41,860 million yen, 39,622 million yen and 38,654 million yen and gross realized losses were 30,554 million yen, 37,537 million yen and 2,014 million yen, respectively.

Marketable securities classified as trading securities at March 31, 2010 and 2011 were 353,353 million yen and 375,802 million yen, respectively, which consist of debt and equity securities.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2010 and 2011, totaled 70,705 million yen and 67,376 million yen, respectively. Non-public equity investments are primarily valued at cost as fair value is not readily determinable.

With respect to trading securities, primarily in the Financial Services segment, Sony recorded net unrealized losses of 79,476 million yen for the fiscal year ended March 31, 2009, net unrealized gains of 50,992 million yen for the fiscal year ended March 31, 2010 and net realized losses of 10,768 million yen for the fiscal year ended March 31, 2011. Changes in the fair value of trading securities are primarily recognized in financial services revenue in the consolidated statements of income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2010 and 2011.

	Yen in millions
	March 31, 2010
	Less than 12 months		12 months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses

Available-for-sale:
Debt securities:
Japanese national government bonds	139,613	(891)	53,704	(2,506)	193,317	(3,397)
Japanese local government bonds	1,887	(5)	—	—	1,887	(5)
Japanese corporate bonds	48,151	(84)	1,965	(22)	50,116	(106)
Foreign corporate bonds	46,764	(378)	88,258	(6,114)	135,022	(6,492)
Other	6,441	(123)	—	—	6,441	(123)

	242,856	(1,481)	143,927	(8,642)	386,783	(10,123)

Equity securities	10,069	(934)	11,486	(2,503)	21,555	(3,437)

Held-to-maturity
Securities:
Japanese national government bonds	1,496,584	(11,066)	465,416	(19,674)	1,962,000	(30,740)
Japanese local government bonds	100	—	—	—	100	—
Japanese corporate bonds	19,828	(314)	95	(7)	19,923	(321)
Foreign corporate bonds	88	(4)	305	(3)	393	(7)

	1,516,600	(11,384)	465,816	(19,684)	1,982,416	(31,068)

Total	1,769,525	(13,799)	621,229	(30,829)	2,390,754	(44,628)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2011
	Less than 12 months		12 months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses

Available-for-sale:
Debt securities:
Japanese national government bonds	223,686	(3,230)	54,477	(1,741)	278,163	(4,971)
Japanese local government bonds	12,434	(64)	—	—	12,434	(64)
Japanese corporate bonds	130,318	(440)	—	—	130,318	(440)
Foreign corporate bonds	126,484	(7,184)	30,277	(4,184)	156,761	(11,368)
Other	2,882	(117)	—	—	2,882	(117)

	495,804	(11,035)	84,754	(5,925)	580,558	(16,960)

Equity securities	36,391	(3,353)	386	(94)	36,777	(3,447)

Held-to-maturity
Securities:
Japanese national government bonds	1,812,196	(48,149)	—	—	1,812,196	(48,149)
Japanese local government bonds	531	(2)	—	—	531	(2)
Japanese corporate bonds	20,788	(67)	—	—	20,788	(67)
Foreign corporate bonds	194	(3)	—	—	194	(3)

	1,833,709	(48,221)	—	—	1,833,709	(48,221)

Total	2,365,904	(62,609)	85,140	(6,019)	2,451,044	(68,628)

For the fiscal years ended March 31, 2009, 2010 and 2011, total realized impairment losses were 45,644 million yen, 5,508 million yen and 9,763 million yen, respectively.

At March 31, 2011, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8.	Leased assets

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets. Certain of these leases have renewal and purchase options. Sony has also entered into capital lease arrangements with third parties to finance certain of its motion picture productions.

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2010	2011

Land	62	—
Buildings	1,005	—
Machinery, equipment and others	11,807	9,288
Film costs	21,175	19,208
Accumulated amortization	(7,543)	(4,634)

	26,506	23,862

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2011:

Fiscal year ending March 31	Yen in millions

2012	4,761
2013	3,706
2014	3,275
2015	2,668
2016	2,330
Later years	14,583

Total minimum lease payments	31,323
Less — Amount representing interest	6,650

Present value of net minimum lease payments	24,673
Less — Current obligations	4,162

Long-term capital lease obligations	20,511

Rental expenses under operating leases for the fiscal years ended March 31, 2009, 2010 and 2011 were 87,360 million yen, 87,077 million yen and 78,538 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2009, 2010 and 2011 were 1,742 million yen, 1,675 million yen and 1,974 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2011 were 4,614 million yen.

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2011 are as follows:

Fiscal year ending March 31	Yen in millions

2012	39,817
2013	31,459
2014	24,652
2015	18,158
2016	12,665
Later years	51,239

Total minimum future rentals	177,990

9.	Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2011 totaled 92,249 million yen, of which 83,188 million yen is subject to amortization and are comprised of the following:

	Intangible assets	Weighted-average
	acquired during the year	amortization period
	Yen in millions	Years

Patent rights, know-how and license agreements	8,900	7
Software to be sold, leased or otherwise marketed	22,174	3
Music catalogs	730	8
Television carriage agreements (broadcasting agreements)	33,698	20
Other	17,686	2

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2010		March 31, 2011
	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	amortization	amount	amortization

Patent rights, know-how and license agreements	146,932	(79,403)	122,444	(69,224)
Software to be sold, leased or otherwise marketed	71,300	(29,606)	76,112	(40,447)
Music catalogs	175,172	(37,591)	160,325	(40,455)
Artist contracts	28,958	(16,754)	27,727	(17,903)
Television carriage agreements (broadcasting agreements)	1,224	(116)	35,874	(228)
Other	87,950	(48,904)	90,508	(42,642)

Total	511,536	(212,374)	512,990	(210,899)

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2009, 2010 and 2011 was 47,101 million yen, 57,069 million yen and 52,763 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Fiscal year ending March 31	Yen in millions

2012	46,539
2013	37,485
2014	28,821
2015	22,571
2016	18,012

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2010	2011

Trademarks	57,857	66,967
Distribution agreements	18,834	18,834
Other	3,064	3,230

Total	79,755	89,031

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2010 and 2011 are as follows:

	Yen in millions
	Consumer,	Networked
	Professional	Products &			Financial
	& Devices	Services	Pictures	Music	Services	All Other	Total

Balance, March 31, 2009:
Goodwill — gross	73,349	123,432	107,478	112,963	3,020	43,346	463,588
Accumulated impairments	(5,620)	—	—	(306)	—	(13,704)	(19,630)

Goodwill	67,729	123,432	107,478	112,657	3,020	29,642	443,958

Increase (decrease) due to:
Acquisitions	—	724	6	7,848	—	4,847	13,425
Sales and dispositions	—	(27)	—	—	—	(202)	(229)
Impairments	—	—	—	—	(706)	(349)	(1,055)
Translation adjustments	(71)	(249)	(5,427)	(1,943)	—	(778)	(8,468)
Other*[1]*[2]	(470)	1	424	(8,676)	—	(41)	(8,762)

Balance, March 31, 2010:
Goodwill — gross	72,808	123,881	102,481	110,192	3,020	40,774	453,156
Accumulated impairments	(5,620)	—	—	(306)	(706)	(7,655)	(14,287)

Goodwill	67,188	123,881	102,481	109,886	2,314	33,119	438,869

Increase (decrease) due to:
Acquisitions*[3]	1,085	—	46,504	203	—	55	47,847
Sales and dispositions	—	(257)	—	—	—	—	(257)
Impairments	—	—	—	—	—	—	—
Translation adjustments	(133)	(510)	(8,401)	(6,956)	—	(1,335)	(17,335)
Other*[1]	232	171	—	(445)	—	(77)	(119)

Balance, March 31, 2011:
Goodwill — gross	73,992	123,285	140,584	102,994	3,020	39,417	483,292
Accumulated impairments	(5,620)	—	—	(306)	(706)	(7,655)	(14,287)

Goodwill	68,372	123,285	140,584	102,688	2,314	31,762	469,005

*1	Other primarily consists of purchase price adjustments for prior years.

*2	Substantially all of the adjustments in the Music segment relate to a decrease of goodwill recognized from the acquisition of Bertelsmann AG’s 50% interest in the SONY BMG joint venture of 8,649 million yen, primarily to reflect an increase in the deferred tax assets recognized in connection with the acquisition and a decrease in the acquired liabilities as certain restructuring activities that were identified at the time of the acquisition will not be implemented. Refer to Note 19 and 24.

*3	Substantially all of the acquisition amounts in the Pictures segment relate to the Game Show Network acquisition. Refer to Note 24.

As described in Note 2, Sony performs an annual impairment test for goodwill. As a result of the impairment test, there were no impairments for the fiscal year ended March 31, 2011.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

10.	Insurance-related accounts

Sony’s Financial Services segment subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs for life and non-life insurance are charged to income when incurred in Japan whereas in the U.S. those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.

The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2010 and 2011 were 206,794 million yen and 232,160 million yen, respectively.

(1)	Insurance policies:

Life insurance policies that a subsidiary in the Financial Services segment underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2009, 2010 and 2011 were 526,303 million yen, 554,650 million yen and 600,291 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2009, 2010 and 2011 were 58,576 million yen, 64,987 million yen and 71,037 million yen, respectively.

(2)	Deferred insurance acquisition costs:

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits. Amortization charged to income for the fiscal years ended March 31, 2009, 2010 and 2011 amounted to 64,599 million yen, 53,767 million yen and 59,249 million yen, respectively.

(3)	Future insurance policy benefits:

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.4% to 4.6% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2010 and 2011, future insurance policy benefits amounted to 2,673,357 million yen and 2,918,960 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

11.	Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2010	2011

Unsecured loans:
with a weighted-average interest rate of 3.08%	38,785
with a weighted-average interest rate of 4.40%		43,737
Secured call money:
with a weighted-average interest rate of 0.15%	10,000
with a weighted-average interest rate of 0.11%		10,000

	48,785	53,737

At March 31, 2011, securities investments with a book value of 10,651 million yen were pledged as collateral for 10,000 million yen of call money, by subsidiaries in the Financial Services segment. In addition, marketable securities with a book value of 131,932 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes at March 31, 2011.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2010	2011

Unsecured loans, representing obligations principally to banks:
Due 2010 to 2020, with interest rates ranging from 0.20% to 4.50% per annum	563,465
Due 2011 to 2018, with interest rates ranging from 0.20% to 4.50% per annum		441,976
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,999
Unsecured 0.80% bonds, due 2010, net of unamortized discount	49,999
Unsecured 1.52% bonds, due 2011, net of unamortized discount	49,999	50,000
Unsecured 1.16% bonds, due 2012, net of unamortized discount	39,993	39,996
Unsecured 1.52% bonds, due 2013, net of unamortized discount	34,999	34,999
Unsecured 1.57% bonds, due 2015, net of unamortized discount	29,988	29,991
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,996	24,996
Unsecured 2.35% bonds, due 2010	4,900
Unsecured 1.17% bonds, due 2011	10,500	10,500
Unsecured 0.95% bonds, due 2012	60,000	60,000
Unsecured 1.40% bonds, due 2013	10,700	10,700
Unsecured 1.30% bonds, due 2014	110,000	110,000
Unsecured 2.00% bonds, due 2018	16,300	16,300
Unsecured 2.07% bonds, due 2019	50,000	50,000
Capital lease obligations:
Due 2010 to 2021 with interest rates ranging from 0.01% to 7.77% per annum	35,013
Due 2011 to 2021 with interest rates ranging from 0.03% to 9.09% per annum		24,673
Guarantee deposits received	19,178	17,718

	1,160,029	921,849
Less — Portion due within one year	235,822	109,614

	924,207	812,235

In June 2009, Sony entered into unsecured syndicated loans totaling 162,500 million yen having three, five and seven year maturity terms. The proceeds were used for the repayment of a previously entered into syndicated loan of 80,000 million yen which matured in June 2009 and for general business activities, including working capital requirements. In addition, Sony entered into a 1,000 million U.S. dollar unsecured long-term bank loan in July 2009 with a three year term.

There are no significant adverse debt covenants or cross-default provisions related to the above borrowings.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions

2012	109,614
2013	277,679
2014	117,397
2015	210,052
2016	77,978
Later years	129,129

Total	921,849

At March 31, 2011, Sony had unused committed lines of credit amounting to 782,616 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2011, Sony has commercial paper programs, the size of which was 1,082,050 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

12.	Housing loans and deposits from customers in the banking business

(1)	Housing loans in the banking business:

As discussed in Note 2, Sony adopted new disclosure guidance regarding credit quality of financing receivables and the allowance for credit losses.

Sony acquires and holds certain financial receivables in the normal course of business. A majority of financing receivables held by Sony, which are subject to this guidance, consist of housing loans in the banking business and no other significant financial receivables exist.

A subsidiary in the banking business monitors the credit quality of housing loans based on the classification set by the financial conditions and the past due status of individual obligators. Past due status is monitored on a daily basis and the aforementioned classification is reviewed on a quarterly basis.

The allowance for the credit losses is established based on the aforementioned classifications and the evaluation of collateral. The amount of housing loans in the banking business and the corresponding allowance for credit losses at March 31, 2010 were 555,105 million yen and 742 million yen, and at March 31, 2011 were 656,047 million yen and 925 million yen, respectively. During the fiscal year ended March 31, 2011, charge-offs on housing loans in the banking business and changes in the allowance for credit losses, which took into consideration the impact of the Great East Japan Earthquake discussed in Note 18, were not significant.

In addition, the balance of housing loans placed on nonaccrual status or past due status is not significant at March 31, 2011. A subsidiary in the banking business assesses the nonaccrual status based on the aforementioned classification, and may resume the accrual of the interest on the housing loan if the classification of the housing loan is changed.

(2)	Deposits from customers in the banking business:

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2010 and 2011, the balances of time deposits issued in amounts of 10 million yen or more were 243,629 million yen and 247,799 million yen, respectively. These amounts have been classified as current liabilities due to the ability of the customers to make withdrawals prior to maturity.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

At March 31, 2011, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions

2013	20,864
2014	13,149
2015	1,990
2016	8,788
2017	1,459
Later years	26,818

Total	73,068

13.	Fair value measurements

As discussed in Note 2, assets and liabilities subject to the accounting guidance for fair value measurements held by Sony are classified and accounted for as described below.

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

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters — i.e., parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, which are consistently applied. Where derivative products have been established for some time, Sony uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty. Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within level 2 of the fair value hierarchy.

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

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2010 and 2011 are as follows:

	Yen in millions
	March 31, 2010
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	180,414	172,939	—	353,353
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,290,824	—	1,290,824
Japanese local government bonds	—	28,842	—	28,842
Japanese corporate bonds	4,937	358,187	1,097	364,221
Foreign corporate bonds	—	261,896	17,433	279,329
Other	365	10,736	—	11,101
Equity securities	160,128	6,682	3,936	170,746
Other investments*[1]	5,377	38	69,672	75,087
Derivative assets*[2]	—	23,796	—	23,796

Total assets	351,221	2,153,940	92,138	2,597,299

Liabilities:
Derivative liabilities*[2]	—	48,599	—	48,599

Total liabilities	—	48,599	—	48,599

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2011
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	189,320	186,482	—	375,802
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,143,765	—	1,143,765
Japanese local government bonds	—	22,965	—	22,965
Japanese corporate bonds	—	329,057	4,581	333,638
Foreign corporate bonds	—	306,070	20,050	326,120
Other	—	7,933	—	7,933
Equity securities	141,408	4,667	3,968	150,043
Other investments*[1]	5,459	51	70,058	75,568
Derivative assets*[2]	—	15,110	—	15,110

Total assets	336,187	2,016,100	98,657	2,450,944

Liabilities:
Derivative liabilities*[2]	—	33,759	—	33,759

Total liabilities	—	33,759	—	33,759

*1	Other investments include certain private equity investments and certain hybrid financial instruments.

*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.

There were no significant transfers between levels 1 and 2 for the fiscal years ended March 31, 2010 and 2011.

The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2010 and 2011 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2010
	Assets
		Available-for-sale securities
		Debt securities
		Japanese	Foreign
	Trading	corporate	corporate	Equity	Other	Derivative
	securities	bonds	bonds	securities	investments	assets

Beginning balance	3,003	7,630	51,798	3,562	59,781	—
Total realized and unrealized gains (losses):
Included in earnings*[1]	181	(260)	(404)	(2)	6,288	(69)
Included in other comprehensive income (loss)	—	—	1,818	374	2,781	—
Purchases, issuances, sales and settlements	(562)	(5,660)	(4,247)	2	822	(186)
Transfers in and/or out of level 3*[2]*[3]	(2,622)	(613)	(31,532)	—	—	255

Ending balance	—	1,097	17,433	3,936	69,672	—

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*[1]	—	—	(40)	—	6,726	—

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2011
	Assets
	Available-for-sale securities
	Debt securities
	Japanese	Foreign
	corporate	corporate	Equity	Other
	bonds	bonds	securities	investments

Beginning balance	1,097	17,433	3,936	69,672
Total realized and unrealized gains (losses):
Included in earnings*[1]	(13)	(224)	—	(3,332)
Included in other comprehensive income (loss)	(18)	(842)	32	2,606
Purchases, issuances, sales and settlements	3,515	8,251	—	1,112
Transfers in and/or out of level 3*[2]	—	(4,568)	—	—

Ending balance	4,581	20,050	3,968	70,058

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*[1]	(2)	10	—	(3,779)

*1	Earning effects are included in financial services revenue in the consolidated statements of income.

*2	Transfers into or out of level 3 are reported as the value as of the beginning of the period in which the transfer occurs.

*3	Certain corporate bonds were transferred into level 2 because the ability to corroborate significant inputs with market observable data became possible due to a significant recovery in credit markets.

(2)	Assets and liabilities that are measured at fair value on a nonrecurring basis:

Sony also has assets and liabilities that are required to be recorded at fair value on a nonrecurring basis when certain circumstances occur. Disclosures for nonfinancial assets and liabilities that are measured at fair value, but are recognized and disclosed at fair value on a nonrecurring basis, are required from April 1, 2009. During the fiscal years ended March 31, 2010 and 2011, such measurements of fair value related primarily to the impairments of long-lived assets and the remeasurement of the previously owned equity interest as part of the Game Show Network acquisition. Refer to Note 24.

Long-lived assets impairments

Long-lived assets are measured at the lesser of carrying value or fair value if such assets are held for sale or when there is a determination that the asset is impaired. During the fiscal years ended March 31, 2010 and 2011, Sony recorded impairment losses of 53,304 million yen and 23,735 million yen related to long-lived assets with carrying values prior to impairment of 58,598 million yen and 27,513 million yen; the fair value of the long-lived assets after impairments was 5,294 million yen and 3,778 million yen, respectively. Sony’s determination of fair value was based on the comparable market values or estimated net cash flows which considered prices and other relevant information generated by market transactions involving comparable assets or cash flow projections based upon the most recent business plan. These measurements are classified as level 3 because significant unobservable inputs, such as the conditions of the assets or projections of future cash flows, were considered in the fair value measurements.

Remeasurement of previously owned equity interest

Regarding the remeasurement to fair value of the previously owned equity interest as part of the Game Show Network acquisition for the fiscal year ended March 31, 2011, which was classified as level 3 because of significant

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

unobservable inputs, such as projections of future cash flows and market comparables of similar transactions and companies.

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

	Yen in millions
	March 31, 2010		March 31, 2011
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Long-term debt including the current portion	1,160,029	1,168,354	921,849	928,820
Investment contracts included in policyholders’ account in the life insurance business	306,625	307,656	322,649	320,036
Housing loans in the banking business	555,105	612,830	656,047	714,985

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

Fair value hedges

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income. For the fiscal years ended March 31, 2009, 2010 and 2011, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2009, 2010 and 2011, the ineffective portion of the hedging relationship is not significant. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other agreements

Certain subsidiaries in the Financial Services segment have credit default swap agreements, equity future contracts, other currency contracts and hybrid financial instruments as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial services revenue. The hybrid financial instruments, disclosed in Note 7 as debt securities, contain embedded derivatives that are not required to be bifurcated because the entire instruments are carried at fair value.

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

	Yen in millions
	Asset derivatives			Liability derivatives
		Fair value			Fair value
Derivatives designated as		March 31			March 31
hedging instruments	Balance sheet location	2010	2011	Balance sheet location	2010	2011

Interest rate contracts	Prepaid expenses and other current assets	853	416	Current liabilities other	10,269	9,026
Interest rate contracts		—	—	Liabilities other	1,884	1,663
Foreign exchange contracts	Prepaid expenses and other current assets	52	—	Current liabilities other	—	67

		905	416		12,153	10,756

	Yen in millions
	Asset derivatives			Liability derivatives
		Fair value			Fair value
Derivatives not designated		March 31			March 31
as hedging instruments	Balance sheet location	2010	2011	Balance sheet location	2010	2011

Interest rate contracts	Prepaid expenses and other current assets	434	314	Current liabilities other	664	3,630
Interest rate contracts		—	—	Liabilities other	170	—
Foreign exchange contracts	Prepaid expenses and other current assets	22,334	14,353	Current liabilities other	35,585	19,361
Foreign exchange contracts	Assets other	30	9		—	—
Credit contracts	Prepaid expenses and other current assets	93	18	Current liabilities other	27	12

		22,891	14,694		36,446	23,003

Total derivatives		23,796	15,110		48,599	33,759

Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal years ended March 31, 2009, 2010 and 2011 (yen in millions).

		Amount of gain or (loss) recognized in income on derivative
Derivatives under fair value	Location of gain or (loss) recognized	Fiscal year ended March 31
hedging relationships	in income on derivative	2009	2010	2011

Interest rate contracts	Financial services revenue	(2,499)	(3,475)	588
Foreign exchange contracts	Foreign exchange gain or (loss), net	(8)	97	(18)

Total		(2,507)	(3,378)	570

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2010
	Amount of
	gain or (loss)	Gain or (loss) reclassified from		Gain or (loss) recognized in
Derivatives under	recognized in	accumulated OCI into income		income on derivative
cash flow	OCI on derivative	(effective portion)		(ineffective portion)
hedging relationships	Amount	Location	Amount	Location	Amount

Interest rate contracts	(901)	Interest expense	418	Interest expense	—
Foreign exchange contracts	1,814	Foreign exchange gain or (loss), net	(1,516)	Foreign exchange gain or (loss), net	26

Total	913	Total	(1,098)	Total	26

	Yen in millions
	Fiscal year ended March 31, 2011
	Amount of
	gain or (loss)	Gain or (loss) reclassified from		Gain or (loss) recognized in
Derivatives under	recognized in	accumulated OCI into income		income on derivative
cash flow	OCI on derivative	(effective portion)		(ineffective portion)
hedging relationships	Amount	Location	Amount	Location	Amount

Interest rate contracts	(108)	Interest expense	329	Interest expense	—

Total	(108)	Total	329	Total	—

At March 31, 2011, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of 1,589 million yen. Within the next twelve months, 603 million yen is expected to be reclassified from equity into earnings as a loss.

		Amount of gain or (loss)
		recognized in income on
	Location of gain or	derivative (Yen in millions)
Derivatives not designated as	(loss) recognized in	Fiscal year ended March 31
hedging instruments	income on derivative	2009	2010	2011

Interest rate contracts	Financial services revenue	(1,966)	(884)	(3,332)
Interest rate contracts	Financial services expenses	21	32	32
Foreign exchange contracts	Financial services revenue	11,424	1,468	(1,294)
Foreign exchange contracts	Foreign exchange gain or (loss), net	(39,542)	(8,779)	8,311
Equity contracts	Financial services revenue	8,795	83	—
Bond contracts	Financial services revenue	78	68	44
Credit contracts	Financial services revenue	1,352	(518)	(101)

Total		(19,838)	(8,530)	3,660

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2010		March 31, 2011
	Notional		Notional
	amount	Fair value	amount	Fair value

Foreign exchange contracts:
Foreign exchange forward contracts	1,924,697	(16,049)	1,364,147	(8,825)
Currency option contracts purchased	3,819	19	5,822	19
Currency option contracts written	407	(11)	423	(9)
Currency swap agreements	50,979	2,022	117,028	2,015
Other currency contracts	46,499	850	46,201	1,734
Interest rate contracts:
Interest rate swap agreements	456,213	(11,700)	448,353	(13,589)
Credit contracts:
Credit default swap agreements	10,497	66	4,841	6

15.	Pension and severance plans

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The components of net periodic benefit costs for the fiscal years ended March 31, 2009, 2010 and 2011 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2009	2010	2011

Service cost	28,652	30,980	29,589
Interest cost	15,208	15,402	16,067
Expected return on plan assets	(18,950)	(16,969)	(17,987)
Recognized actuarial loss	12,440	16,000	11,802
Amortization of prior service costs	(10,358)	(10,391)	(10,391)

Net periodic benefit costs	26,992	35,022	29,080

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2009	2010	2011

Service cost	10,557	3,645	4,160
Interest cost	11,869	12,083	11,165
Expected return on plan assets	(10,569)	(8,652)	(9,135)
Amortization of net transition asset	212	67	20
Recognized actuarial loss	507	857	2,911
Amortization of prior service costs	(262)	30	(32)
Losses (gains) on curtailments and settlements	1,569	1,766	(31)

Net periodic benefit costs	13,883	9,796	9,058

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 13,454 million yen, 10,761 million yen and 79 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2010	2011	2010	2011

Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	709,098	709,554	196,750	231,341
Service cost	30,980	29,589	3,645	4,160
Interest cost	15,402	16,067	12,083	11,165
Plan participants’ contributions	—	—	322	764
Amendments	(433)	—	3,950	(6,677)
Actuarial (gain) loss	(10,103)	6,424	36,311	(6,869)
Foreign currency exchange rate changes	—	—	(5,968)	(16,994)
Curtailments and settlements	—	(404)	(1,441)	(166)
Benefits paid	(35,390)	(25,377)	(14,311)	(10,227)

Benefit obligation at end of the fiscal year	709,554	735,853	231,341	206,497

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	443,977	515,701	98,739	134,226
Actual return on plan assets	59,654	4,327	31,775	10,930
Foreign currency exchange rate changes	—	—	(1,502)	(9,121)
Employer contribution	32,803	34,892	18,387	13,029
Plan participants’ contributions	—	—	322	764
Curtailments and settlements	—	—	(407)	(217)
Benefits paid	(20,733)	(18,272)	(13,088)	(9,224)

Fair value of plan assets at end of the fiscal year	515,701	536,648	134,226	140,387

Funded status at end of the fiscal year	(193,853)	(199,205)	(97,115)	(66,110)

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2010	2011	2010	2011

Noncurrent assets	1,116	1,454	2,760	3,894
Current liabilities	—	—	(2,778)	(2,716)
Noncurrent liabilities	(194,969)	(200,659)	(97,097)	(67,288)

Ending balance	(193,853)	(199,205)	(97,115)	(66,110)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2010	2011	2010	2011

Prior service cost (credit)	(96,865)	(86,470)	2,966	(3,930)
Net actuarial loss	270,241	278,895	49,209	33,919
Obligation existing at transition	—	—	231	204

Ending balance	173,376	192,425	52,406	30,193

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2010	2011	2010	2011

Accumulated benefit obligations	705,537	731,666	192,260	183,954

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2010	2011	2010	2011

Projected benefit obligations	709,554	735,853	177,131	176,755
Accumulated benefit obligations	705,537	731,666	163,120	167,609
Fair value of plan assets	515,701	536,648	100,526	121,338

Weighted-average assumptions used to determine benefit obligations as of March 31, 2010 and 2011 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2010	2011	2010	2011

Discount rate	2.3%	2.1%	5.5%	5.2%
Rate of compensation increase	*	*	4.0	3.5

*	As of March 31, 2010 and 2011, substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2009, 2010 and 2011 were as follows:

	Japanese plans				Foreign plans
	Fiscal year ended March 31				Fiscal year ended March 31
	2009	2010	2011		2009	2010	2011

Discount rate	2.3%	2.2%	2.3%		6.0%	6.5%	5.5%
Expected return on plan assets	3.9	3.6	2.9		7.1	6.5	5.9
Rate of compensation increase	2.5	2.7		*	3.4	3.2	4.0

*	As of March 31, 2011, substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Sony reviews these assumptions for changes in circumstances.

The weighted-average rate of compensation increase is calculated based only on the pay-related plans. The point-based plans discussed above are excluded from the calculation because payments made under the plan are not based on employee compensation.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as the historical and expected long-term rates of returns on various categories of plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long-term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long-term return consistent with the long-term nature of the corresponding pension liabilities.

The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2011, are, as a result of Sony’s asset liability management, 28% of equity securities, 58% of fixed income securities and 14% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 54% of equity securities, 34% of fixed income securities and 12% of other investments for the pension plans of foreign subsidiaries.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 2, are as follows:

	Japanese plans
	Yen in millions
	Fair value	Fair value measurements
	at March 31,	using inputs considered as
Asset class	2010	Level 1	Level 2	Level 3

Cash and cash equivalents	11,665	11,665	—	—
Equity:
Equity securities(a)	136,495	136,495	—	—
Fixed income:
Government bonds(b)	201,240	—	201,240	—
Corporate bonds(c)	22,691	—	22,691	—
Asset-backed securities(d)	4,779	—	4,779	—
Commingled funds(e)	62,703	—	62,703	—
Commodity funds(f)	1,638	—	1,638	—
Private equity(g)	21,337	—	—	21,337
Hedge funds(h)	51,498	—	—	51,498
Real estate	1,655	—	—	1,655

Total	515,701	148,160	293,051	74,490

	Japanese plans
	Yen in millions
	Fair value	Fair value measurements
	at March 31,	using inputs considered as
Asset class	2011	Level 1	Level 2	Level 3

Cash and cash equivalents	25,151	25,151	—	—
Equity:
Equity securities(a)	127,695	125,692	2,003	—
Fixed income:
Government bonds(b)	226,183	—	226,183	—
Corporate bonds(c)	23,375	—	23,375	—
Asset-backed securities(d)	3,451	—	3,451	—
Commingled funds(e)	63,693	—	63,693	—
Commodity funds(f)	1,991	—	1,991	—
Private equity(g)	19,888	—	—	19,888
Hedge funds(h)	43,688	—	—	43,688
Real estate	1,533	—	—	1,533

Total	536,648	150,843	320,696	65,109

(a)	Includes approximately 62 percent and 64 percent of Japanese equity securities, and 38 percent and 36 percent of foreign equity securities for the fiscal years ended March 31, 2010 and 2011, respectively.

(b)	Includes approximately 63 percent and 65 percent of debt securities issued by Japanese national and local governments, and 37 percent and 35 percent of debt securities issued by foreign national and local governments for the fiscal years ended March 31, 2010 and 2011, respectively.

(c)	Includes debt securities issued by Japanese and foreign corporation and government related agencies.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(d)	Includes primarily mortgage-backed securities.

(e)	Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately 38 percent and 39 percent of investments in equity, 57 percent and 58 percent of investments in fixed income, and 5 percent and 3 percent of investments in other for the fiscal years ended March 31, 2010 and 2011, respectively.

(f)	Represents commodity futures funds.

(g)	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the U.S. and Europe.

(h)	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

	Foreign plans
	Yen in millions
	Fair value	Fair value measurements
	at March 31,	using inputs considered as
Asset class	2010	Level 1	Level 2	Level 3

Cash and cash equivalents	1,775	1,775	—	—
Equity:
Equity securities(a)	39,885	33,657	6,228	—
Fixed income:
Government bonds(b)	20,553	—	20,553	—
Corporate bonds(c)	12,584	—	8,013	4,571
Asset-backed securities	3,135	—	3,060	75
Insurance contracts(d)	6,166	—	6,166	—
Commingled funds(e)	45,655	—	45,127	528
Real estate and other(f)	4,473	653	43	3,777

Total	134,226	36,085	89,190	8,951

	Foreign plans
	Yen in millions
	Fair value	Fair value measurements
	at March 31,	using inputs considered as
Asset class	2011	Level 1	Level 2	Level 3

Cash and cash equivalents	860	860	—	—
Equity:
Equity securities(a)	38,512	33,273	5,239	—
Fixed income:
Government bonds(b)	21,405	—	21,405	—
Corporate bonds(c)	14,994	—	10,148	4,846
Asset-backed securities	2,053	—	2,053	—
Insurance contracts(d)	6,718	—	6,718	—
Commingled funds(e)	50,517	—	49,987	530
Real estate and other(f)	5,328	45	1,510	3,773

Total	140,387	34,178	97,060	9,149

(a)	Includes primarily foreign equity securities.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(b)	Includes primarily foreign government debt securities.

(c)	Includes primarily foreign corporate debt securities.

(d)	Represents annuity contracts with or without profit sharing.

(e)	Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds. They are primarily comprised of foreign equities and fixed income investments.

(f)	Includes primarily private real estate investment trusts.

Each level in the fair value hierarchy in which each plan asset is classified is determined based on inputs used to measure the fair values of the asset, and does not necessarily indicate the risks or rating of the asset.

The following is a description of the valuation techniques used to measure Japanese and foreign plan assets at fair value. There were no changes in valuation techniques during the fiscal years ended March 31, 2010 and 2011.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the fiscal years ended March 31, 2010 and 2011:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable
	inputs (Level 3)
	Private equity	Hedge funds	Real estate	Total

Beginning balance at April 1, 2009	23,028	40,443	2,606	66,077
Return on assets held at end of year	(1,691)	79	(951)	(2,563)
Return on assets sold during the year	—	—	—	—
Purchases, sales, and settlements, net	—	10,976	—	10,976
Transfers, net	—	—	—	—

Ending balance at March 31, 2010	21,337	51,498	1,655	74,490

Return on assets held at end of year	(1,449)	2,467	(122)	896
Return on assets sold during the year	—	(436)	—	(436)
Purchases, sales, and settlements, net	—	(9,841)	—	(9,841)
Transfers, net	—	—	—	—

Ending balance at March 31, 2011	19,888	43,688	1,533	65,109

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable
	inputs (Level 3)
	Corporate	Asset-backed	Commingled	Real estate
	bonds	securities	funds	and other	Total

Beginning balance at April 1, 2009	—	74	849	4,085	5,008
Return on assets held at end of year	302	14	5	23	344
Return on assets sold during the year	—	—	—	(89)	(89)
Purchases, sales, and settlements, net	4,269	(9)	(288)	(95)	3,877
Transfers, net	—	—	—	—	—
Other*	—	(4)	(38)	(147)	(189)

Ending balance at March 31, 2010	4,571	75	528	3,777	8,951

Return on assets held at end of year	503	—	9	490	1,002
Return on assets sold during the year	—	5	—	—	5
Purchases, sales, and settlements, net	260	(72)	—	(159)	29
Transfers, net	—	—	—	—	—
Other*	(488)	(8)	(7)	(335)	(838)

Ending balance at March 31, 2011	4,846	—	530	3,773	9,149

*	Primarily consists of translation adjustments.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 35 billion yen to the Japanese plans and approximately 11 billion yen to the foreign plans during the fiscal year ending March 31, 2012.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
Fiscal year ending March 31,	Yen in millions	Yen in millions

2012	24,690	10,620
2013	26,321	9,663
2014	28,653	10,597
2015	31,571	10,348
2016	34,355	10,759
2017 — 2021	199,824	62,305

16.	Stockholders’ equity

(1)	Common stock:

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2009, 2010 and 2011 have resulted from the following:

Number of
shares

Balance at March 31, 2008	1,004,443,364
Exercise of stock acquisition rights	92,000

Balance at March 31, 2009	1,004,535,364
Exercise of stock acquisition rights	36,100

Balance at March 31, 2010	1,004,571,464
Exercise of stock acquisition rights	65,200

Balance at March 31, 2011	1,004,636,664

At March 31, 2011, 20,480,400 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”) by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2009, 2010 and 2011.

(2)	Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2011 was 502,815 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2011, including cash dividends for the six-month period ended March 31, 2011, has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on May 26, 2011 and was then recorded in the statutory books of account, in accordance with the Companies Act.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 16,034 million yen and 30,809 million yen at March 31, 2010 and 2011, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Other comprehensive income:

Other comprehensive income for the fiscal years ended March 31, 2009, 2010 and 2011 were comprised of the following:

	Yen in millions
		Tax	Net-of-tax
	Pre-tax amount	benefit/(expense)	amount

For the fiscal year ended March 31, 2009:
Unrealized gains (losses) on securities, net —
Unrealized holding losses arising during the period*	(105,145)	40,198	(48,207)
Less : Reclassification adjustment included in net income	11,306	(3,958)	7,348
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding losses arising during the period	(2,988)	1,059	(1,929)
Less : Reclassification adjustment included in net income	5,335	(1,619)	3,716
Pension liability adjustment*	(127,222)	51,527	(74,517)
Foreign currency translation adjustments —
Translation adjustments arising during the period	(250,085)	1,854	(248,231)
Less : Reclassification adjustment included in net income	534	—	534

Other comprehensive income (loss)	(468,265)	89,061	(361,286)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
		Tax	Net-of-tax
	Pre-tax amount	benefit/(expense)	amount

For the fiscal year ended March 31, 2010:
Unrealized gains (losses) on securities, net —
Unrealized holding gains arising during the period*	74,501	(22,469)	33,502
Less : Reclassification adjustment included in net income	(1,896)	661	(1,235)
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding gains arising during the period	2,040	(415)	1,625
Less : Reclassification adjustment included in net income	(566)	489	(77)
Pension liability adjustment*	45,767	(22,074)	23,720
Foreign currency translation adjustments —
Translation adjustments arising during the period	4,583	(22)	4,561
Less : Reclassification adjustment included in net income	2,289	—	2,289

Other comprehensive income	126,718	(43,830)	64,385

	Yen in millions
		Tax	Net-of-tax
	Pre-tax amount	benefit/(expense)	amount

For the fiscal year ended March 31, 2011:
Unrealized gains (losses) on securities, net —
Unrealized holding losses arising during the period*	(42,311)	12,996	(25,445)
Less : Reclassification adjustment included in net income	21,548	(8,104)	13,444
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding losses arising during the period	(662)	52	(610)
Less : Reclassification adjustment included in net income	(785)	(158)	(943)
Pension liability adjustment*	3,164	(6,463)	(3,176)
Foreign currency translation adjustments —
Translation adjustments arising during the period	(118,840)	1,256	(117,584)
Less : Reclassification adjustment included in net income	(832)	—	(832)

Other comprehensive income (loss)	(138,718)	(421)	(135,146)

*	Amounts allocable to the noncontrolling interests in the equity of a subsidiary and other are deducted from the net-of-tax amount for unrealized holding gains (losses) and pension liability adjustment arising during the period.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

During the fiscal years ended March 31, 2009, 2010 and 2011, losses of 534 million yen, 2,289 million yen and gains of 832 million yen, respectively, of foreign currency translation adjustments were transferred from other comprehensive income to net income as a result of the liquidation or sale of certain foreign subsidiaries.

17.	Stock-based compensation plans

The stock-based compensation expense for the fiscal years ended March 31, 2009, 2010 and 2011 was 3,446 million yen, 2,202 million yen and 1,952 million yen, respectively. The income tax benefit related to the stock-based compensation expense for the fiscal years ended March 31, 2009, 2010 and 2011 was 543 million yen, 271 million yen and 322 million yen, respectively. The total cash received from exercises under all of the stock-based compensation plans during the fiscal years ended March 31, 2009, 2010 and 2011 was 378 million yen, 114 million yen and 198 million yen, respectively. Sony issued new shares upon exercise of these rights. The actual income tax benefit realized for tax deductions from exercises under all the stock-based compensation plans for the fiscal years ended March 31, 2009, 2010 and 2011 was insignificant.

Sony has three types of stock-based compensation plans as incentive plans for selected directors, corporate executive officers and employees.

(1)	Stock Acquisition Rights plan:

Sony has an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to selected directors, corporate executive officers and employees of Sony, pursuant to the Companies Act. The stock acquisition rights generally vest ratably over a period of three years and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2009, 2010 and 2011 was 398 yen, 813 yen and 1,036 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2009, 2010 and 2011 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2009		2010		2011

Weighted-average assumptions
Risk-free interest rate	2.07%		2.08%		1.60%
Expected lives	6.23	years	6.49	years	6.64	years
Expected volatility*	33.35%		33.70%		35.74%
Expected dividends	1.29%		0.99%		0.83%

*	Expected volatility was based on the historical volatilities of Sony Corporation’s common stock over the expected life of the stock acquisition rights.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

A summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2011 is as follows:

	Fiscal year ended March 31, 2011
		Weighted-	Weighted-	Total
	Number of	average	average	Intrinsic
	Shares	exercise price	remaining life	Value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	15,214,400	3,743
Granted	2,334,600	2,985
Exercised	(65,200)	2,653
Forfeited or expired	(472,400)	3,540

Outstanding at end of the fiscal year	17,011,400	3,458	6.20	523

Exercisable at end of the fiscal year	12,184,000	3,739	5.10	211

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2009, 2010 and 2011 was 95 million yen, 20 million yen and 26 million yen, respectively.

As of March 31, 2011, there was 2,358 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 1.99 years. The total fair value of stock acquisition rights vested during the fiscal years ended March 31, 2009, 2010 and 2011 was 3,333 million yen, 2,136 million yen and 1,921 million yen, respectively.

(2)	Convertible Bonds plan:

Sony has an equity-based compensation plan for selected executives of Sony’s U.S. subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds, which have characteristics similar to that of an option plan. Each convertible bond can be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant. The convertible bonds vest ratably over a three-year period and are exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a non-interest bearing employee loan and a right of offset exists between the convertible bonds and the employee loans, no accounting recognition was given to either the convertible bonds or the employee loans in Sony’s consolidated balance sheets.

A summary of the activities regarding the convertible bond plan during the fiscal year ended March 31, 2011 is as follows:

	Fiscal year ended March 31, 2011
		Weighted-	Weighted-	Total
	Number of	average	average	Intrinsic
	Shares	exercise price	remaining life	Value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	1,621,500	9,099
Expired	(1,073,000)	10,208

Outstanding at end of the fiscal year	548,500	6,931	1.00	—

Exercisable at end of the fiscal year	548,500	6,931	1.00	—

There were no shares granted or exercised under the convertible bond plan during the fiscal years ended March 31, 2009, 2010 and 2011. All shares under the convertible bond plan were exercisable as of March 31, 2011.

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

There were no SARs granted during the fiscal years ended March 31, 2009, 2010 and 2011. As of March 31, 2011, there were 45,425 SARs outstanding and the weighted-average exercise price was 5,120 yen. All SARs were exercisable as of March 31, 2011.

The compensation expense for the SARs is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price. SAR compensation expense for the fiscal years ended March 31, 2009, 2010, and 2011 was insignificant.

18.	Great East Japan Earthquake

On March 11, 2011, Japan experienced a massive earthquake and tsunami (the “Great East Japan Earthquake”). The disaster caused significant damage to certain fixed assets including buildings, machinery and equipment as well as inventories in manufacturing sites and warehouses located principally in northeastern Japan.

For the fiscal year ended March 31, 2011, Sony has incurred incremental losses and expenses including repair, removal and cleaning costs directly related to the damage caused by the disaster of 10,897 million yen, including the disposal or impairment of fixed assets of 7,668 million yen. These losses and expenses are primarily recorded within (gain) loss on sale, disposal or impairment of assets and other, net in the consolidated statements of income and are offset by insurance recoveries as described below. The restoration costs anticipated to occur on or after April 1, 2011 were not recorded in the period ended March 31, 2011 and will be recorded when the services are rendered and liabilities incurred. In addition, Sony also incurred other losses and expenses of 11,821 million yen, which included idle facility costs at manufacturing sites, and an additional provision for life insurance policy reserves. These losses and expenses were mainly recorded in cost of sales and financial services expenses in the consolidated statements of income.

Sony has insurance policies which cover certain damage directly caused by the Great East Japan Earthquake for Sony Corporation and certain of its subsidiaries including manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets and inventories and provide business interruption coverage, including lost profits, of up to 13,000 million yen in total. For the fiscal year ended March 31, 2011, Sony recorded insurance receivables of 10,841 million yen, representing a portion of the insurance claims that were deemed probable of collection up to the extent of the amount of corresponding losses recognized in the same period. The insurance receivables recorded substantially all relate to damaged assets and inventories, and include no amounts for business interruption or lost profits. Sony concluded that the recoveries from insurance claims are probable based on the coverage under valid policies, communications with the insurance carriers, Sony’s past claims history with the insurance carriers, and Sony’s assessment that the insurance carriers have the financial ability to pay the claims. These receivables are primarily recorded within other noncurrent assets in the consolidated balance sheets.

19.	Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives. Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability. For the fiscal years ended March 31, 2009, 2010 and 2011, Sony recorded total restructuring charges of 75,390 million yen, 116,472 million yen and 62,318 million yen, respectively.

Sony anticipates recording approximately 25 billion yen of restructuring charges for the fiscal year ending March 31, 2012.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2009, 2010 and 2011 are as follows:

	Yen in millions
	Employee	Non-cash
	termination	write-downs and	Other associated
	benefits	disposals*	costs	Total

Balance at March 31, 2008	10,893	—	5,669	16,562
SME acquisition	8,980	—	2,637	11,617
Restructuring costs	56,385	10,182	8,823	75,390
Non-cash charges	—	(10,182)	—	(10,182)
Cash payments	(21,900)	—	(5,160)	(27,060)
Adjustments	(545)	—	(508)	(1,053)

Balance at March 31, 2009	53,813	—	11,461	65,274
Restructuring costs	65,133	31,928	19,411	116,472
Non-cash charges	—	(31,928)	—	(31,928)
Cash payments	(88,803)	—	(21,754)	(110,557)
Adjustments	(2,925)	—	(156)	(3,081)

Balance at March 31, 2010	27,218	—	8,962	36,180
Restructuring costs	38,264	8,294	15,760	62,318
Non-cash charges	—	(8,294)	—	(8,294)
Cash payments	(47,521)	—	(19,086)	(66,607)
Adjustments	(2,376)	—	(662)	(3,038)

Balance at March 31, 2011	15,585	—	4,974	20,559

*	Significant asset impairments excluded from restructuring charges are described below.

At March 31, 2011, the accrual for other associated costs in the table above primarily relates to restructuring efforts in the Consumer, Professional & Devices segment.

The total amount of costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2009, 2010 and 2011 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2009	2010	2011

Consumer, Professional & Devices	53,732	68,640	38,018
Networked Products & Services	3,062	3,682	7,021
Pictures	4,908	5,605	2,722
Music	6,337	5,225	2,662
Financial Services	789	5,078	5,010
All Other and Corporate	6,562	28,242	6,885

Total net charges	75,390	116,472	62,318

In addition to the restructuring charges in the tables above, Sony recorded in cost of sales 7,851 million yen and 4,751 million yen of non-cash charges related to depreciation associated with restructured assets for the fiscal years ended March 31, 2010 and 2011, respectively. Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activity refers to the increase in depreciation expense caused by shortening the useful life or updating the salvage value of depreciable fixed assets to coincide with the end of

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

production under an approved restructuring plan. Any impairment of the asset is recognized immediately in the period.

Consumer, Professional & Devices segment

In an effort to improve the performance of the Consumer, Professional & Devices segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs). The restructuring charges of the Consumer, Professional & Devices segment in the tables above include non-cash inventory and long-lived asset write downs and disposals which represent a substantial majority of Sony’s total such charges. Significant restructuring activities are as follows:

Retirement programs -

In an effort to improve the performance of the Consumer, Professional & Devices segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has implemented and will continue a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the Consumer, Professional & Devices segment restructuring charges related mainly to employee termination benefits totaling 42,018 million yen, 39,821 million yen and 25,345 million yen for the fiscal years ended March 31, 2009, 2010 and 2011, respectively, in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

Realignment of manufacturing operations in Japan -

During the fiscal year ended March 31, 2010, Sony implemented extensive measures to better compete in terms of speed to market and profitability, including the reevaluation of both its domestic and overseas manufacturing operations. As part of this process, manufacturing operations in Japan for certain product categories were consolidated in order to increase the efficiency of these manufacturing operations.

As a result of this realignment of manufacturing operations in Japan, restructuring charges for the closure of production facilities totaling 13,219 million yen consisted mainly of personnel related costs and the disposal or impairment of assets. Of the total restructuring charges, 8,859 million yen for employee termination benefits was recorded in selling, general and administrative expenses and 3,716 million yen for the disposal or impairment of assets was recorded in (gain) loss on sale, disposal or impairment of assets and other, net in the consolidated statements of income. In addition to the restructuring charges, 5,622 million yen of non-cash charges related to depreciation associated with restructured assets were recorded in cost of sales in the consolidated statements of income as a result of this realignment of manufacturing operations in Japan. At March 31, 2011, there was no material remaining liability.

Sales and transfers of manufacturing operations outside of Japan -

During the fiscal year ended March 31, 2011, Sony sold and transferred certain manufacturing operations outside of Japan to third parties to reduce operating costs. The resulting restructuring charges included expenses of 11,583 million yen related to the transfer of a factory in Barcelona and the impairment of related assets. At March 31, 2011, there was no material remaining liability.

Cash flows from the sales and transfers of manufacturing operations are included in sales of businesses in the consolidated statements of cash flows.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Asset-impairment of TFT LCD related fixed assets -

In an effort to increase efficiency and strengthen operations in the small- and medium-sized TFT LCD business by consolidating manufacturing operations, Sony recorded 7,832 million yen for the impairment of TFT LCD related fixed assets for the fiscal year ended March 31, 2010. These charges were recorded in (gain) loss on sale, disposal or impairment of assets and other, net in the consolidated statements of income.

Asset-impairment of OLED related equipment -

During the fiscal year ended March 31, 2010, Sony recorded 5,265 million yen for the impairment of OLED related equipment, which was rendered obsolete due to the utilization of an alternative technology in the manufacture of OLED products. These charges were recorded in (gain) loss on sale, disposal or impairment of assets and other, net in the consolidated statements of income.

Networked Products & Services segment

In an effort to improve the performance of the Networked Products & Services segment, Sony has undergone a number of restructuring efforts to reduce operating costs.

The resulting restructuring charges for these segments, included in the table above, were related mainly to employee termination benefits and included in selling, general and administrative expenses in the consolidated statements of income.

Pictures segment

In an effort to improve the performance of the Pictures segment, Sony has undergone a number of restructuring efforts to reduce operating costs and rationalize certain operations.

The resulting restructuring charges, included in the table above, were related mainly to employee termination benefits and included in selling, general and administrative expenses in the consolidated statements of income.

At March 31, 2011, the remaining liability balance was 2,562 million yen, the majority of which will be paid or settled over the next year.

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

At March 31, 2011, the remaining liability balance was 4,641 million yen, the majority of which will be paid or settled over the next year.

Restructuring liabilities related to the SONY BMG acquisition -

As a result of the acquisition of Sony Music Entertainment (“SME”), Sony reflected in the consolidated balance sheets 8,884 million yen of restructuring liabilities which related to restructuring activities undertaken by SME prior to Sony’s acquisition of Bertelsmann AG’s 50% ownership interest, but which had not yet been paid or settled by SME. The restructuring liability relates to activities previously accrued by SONY BMG but which were unpaid as of the acquisition date representing severance costs of 6,517 million yen and lease, other contract termination and other exit costs of 2,367 million yen. In connection with the acquisition, Sony also recorded additional restructuring accruals of 2,733 million yen, primarily related to Sony’s plans to consolidate certain SME operations with those of other Sony entities. These restructuring accruals included severance benefits of 2,463 million yen and lease, other contract termination and other exit costs of 270 million yen. During the fiscal year ended

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

March 31, 2010, SME determined that certain of the restructuring activities identified at the time of the acquisition would not be implemented. As a result, 1,557 million yen of this restructuring liability, primarily for severance benefits, was reversed and recorded as a reduction to the goodwill that was recorded in connection with the acquisition of SME.

Financial Services segment

In an effort to improve the performance of the Financial Services segment, Sony has undergone restructuring efforts to reduce operating costs.

During the fiscal year ended March 31, 2010, Sony recorded restructuring charges of 3,718 million yen in financial service expenses and 1,360 million yen in (gain) loss on sale, disposal or impairment of assets and other, net in the consolidated statements of income. These restructuring charges were related mainly to the realignment of credit financing operations and the disposal or impairment of assets. During the fiscal year ended March 31, 2011, Sony recorded restructuring charges of 3,371 million yen in financial service expenses and 1,639 million yen in (gain) loss on sale, disposal or impairment of assets and other, net in the consolidated statements of income. These restructuring charges related mainly to the partial sale of a leasing and credit card business.

At March 31, 2011, the remaining liability balance was 1,745 million yen, the majority of which will be paid or settled over the next year.

Cash flows from the partial sale of a leasing and credit card business are included in sales of businesses in the consolidated statements of cash flows.

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

As a result of this realignment, restructuring charges for the closure of production facilities totaling 6,041 million yen were recorded, which consisted mainly of personnel related costs and the disposal or impairment of assets. Of the total restructuring charges, 4,900 million yen for employee termination benefits was recorded in selling, general and administrative expenses, and 862 million yen for the disposal or impairment of assets was recorded in (gain) loss on sale, disposal or impairment of assets and other, net in the consolidated statements of income. In addition to the restructuring charges, 553 million yen of non-cash charges related to depreciation associated with restructured assets were recorded in cost of sales in the consolidated statements of income. At March 31, 2011, there was no material remaining liability.

Withdrawal from property lease contract -

During the fiscal year ended March 31, 2010, Sony withdrew from the property management operation of an entertainment complex in Japan and terminated the property lease contract. Sony recorded 6,495 million yen of termination payments in cost of sales in the consolidated statements of income. At March 31, 2011, there was no remaining liability.

Corporate restructuring charges related to headquarters -

During the fiscal year ended March 31, 2010, Sony underwent headquarters restructuring activities. As a result, 5,897 million yen for employee termination benefits were recorded in selling, general and administrative expenses

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

in the consolidated statements of income for the fiscal year ended March 31, 2010. At March 31, 2011, there was no remaining liability.

Other asset impairment information

Sony recorded a 27,100 million yen impairment loss, included within the Consumer, Professional & Devices segment, related to the LCD TV assets group in the fiscal year ended March 31, 2010. The impairment loss primarily reflects a decrease in the estimated fair value of property, plant and equipment and certain intangible assets. During the fourth quarter of the fiscal year ended March 31, 2010, management updated its strategic plans, which resulted in decreases in the assets’ estimated service periods and corresponding estimated future cash flows leading to the impairment loss. Sony excluded this loss on impairment from restructuring charges as it was not directly related to Sony’s ongoing restructuring initiatives.

20.	Research and development costs, advertising costs and shipping and handling costs

(1)	Research and development costs:

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2009, 2010 and 2011 were 497,297 million yen, 432,001 million yen and 426,814 million yen, respectively.

(2)	Advertising costs:

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2009, 2010 and 2011 were 436,412 million yen, 383,540 million yen and 396,425 million yen, respectively.

(3)	Shipping and handling costs:

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2009, 2010 and 2011 were 120,175 million yen, 83,622 million yen and 91,926 million yen, respectively, which included the internal transportation costs of finished goods.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

21.	Income taxes

Domestic and foreign components of income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2009	2010	2011

Income (loss) before income taxes:
Sony Corporation and all subsidiaries in Japan	(4,453)	45,290	143,917
Foreign subsidiaries	(170,502)	(18,378)	61,096

	(174,955)	26,912	205,013

Income taxes — Current:
Sony Corporation and all subsidiaries in Japan	34,631	42,723	60,514
Foreign subsidiaries	45,890	5,975	57,404

	80,521	48,698	117,918

Income taxes — Deferred:
Sony Corporation and all subsidiaries in Japan	(105,211)	(25,589)	365,665
Foreign subsidiaries	(48,051)	(9,151)	(58,244)

	(153,262)	(34,740)	307,421

Total income tax expense (benefit)	(72,741)	13,958	425,339

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended
	March 31
	2009	2010	2011

Statutory tax rate	(41.0)%	41.0%	41.0%
Non-deductible expenses	1.9	10.3	1.3
Income tax credits	11.4	(18.0)	(2.0)
Change in valuation allowances	12.9	4.7	174.5
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	(31.8)	5.8	1.5
Lower tax rate applied to life and non-life insurance business in Japan	0.8	(30.3)	(2.8)
Foreign income tax differential	0.5	(17.6)	(10.5)
Adjustments to tax accruals and reserves	(7.3)	16.2	4.5
Effect of equity in net income (loss) of affiliated companies	5.9	46.0	(2.8)
Other	5.1	(6.2)	2.8

Effective income tax rate	(41.6)%	51.9%	207.5%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2010	2011

Deferred tax assets:
Operating loss carryforwards for tax purposes	242,172	316,856
Accrued pension and severance costs	130,508	103,674
Film costs	22,683	16,405
Warranty reserves and accrued expenses	74,528	69,240
Future insurance policy benefits	21,810	26,177
Accrued bonus	22,764	24,825
Inventory	31,608	35,989
Depreciation	37,553	35,128
Tax credit carryforwards	70,737	74,284
Reserve for doubtful accounts	9,243	8,404
Impairment of investments	42,948	33,743
Deferred revenue in the Pictures segment	17,579	19,254
Other	136,363	140,745

Gross deferred tax assets	860,496	904,724
Less: Valuation allowance	(117,486)	(463,702)

Total deferred tax assets	743,010	441,022

Deferred tax liabilities:
Insurance acquisition costs	(151,548)	(155,073)
Unbilled accounts receivable in the Pictures segment	(42,421)	(40,469)
Unrealized gains on securities	(38,792)	(33,101)
Intangible assets acquired through stock exchange offerings	(32,456)	(32,136)
Undistributed earnings of foreign subsidiaries and#@corporate joint ventures	(44,717)	(46,261)
Other	(96,674)	(109,903)

Gross deferred tax liabilities	(406,608)	(416,943)

Net deferred tax assets	336,402	24,079

The valuation allowance mainly relates to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not more-likely-than-not to be realized. The net changes in the total valuation allowance were increases of 21,197 million yen, 282 million yen and 346,216 million yen for the fiscal years ended March 31, 2009, 2010 and 2011, respectively. The increases during the fiscal years ended March 31, 2009 and 2010 were due to the additional valuation allowances recorded on deferred tax assets for net operating loss carryforwards and tax credit carryforwards at certain subsidiaries. The increase during the fiscal year ended March 31, 2011 was primarily due to the additional valuation allowance recorded on deferred tax assets at Sony Corporation and its national tax filing group in Japan.

As a result of losses incurred in recent years, Sony Corporation in Japan, Sony Computer Entertainment America Inc. (“SCEA”) in the U.S., and the U.K. entities Sony Computer Entertainment Europe Limited and Sony Europe Limited are each in a three year cumulative pre-tax loss position. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets. Sony Americas Holding Inc., the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

consolidated group of which SCEA is a member, also has significant deferred tax assets in the form of net operating losses and tax credit carryforwards and has incurred pre-tax losses in recent years.

Sony has concluded that with respect to the U.S. and U.K. entities, there is sufficient positive evidence to overcome this negative evidence when considering future forecasted income, the relatively long carryforward periods in the U.S. and U.K. and the use of tax planning strategies. The tax planning strategies include changes in tax depreciation and amortization methods, legal and operational restructuring in the U.K. and significant portions of Europe and the sales of certain assets that could realize the excess of appreciated value over the tax basis of those assets. Sony believes that the tax planning strategies coupled with future earnings forecasts of the historically profitable entities would produce sufficient taxable income in these entities to fully realize the deferred tax assets. Accordingly, no significant valuation allowance has been recorded for the U.S. or U.K. entities as of March 31, 2011.

Sony Corporation and its national tax filing group in Japan are in a three year cumulative loss position in the fiscal year ended March 31, 2011. In Japan, Sony Corporation files a standalone tax filing for local tax purposes and a consolidated national tax filing with its wholly owned Japanese subsidiaries for national tax purposes. As the national tax filing group only includes wholly owned subsidiaries, certain Japanese subsidiaries are excluded, the most significant of which are Sony Financial Holdings Inc. and its subsidiaries. Due to the three consecutive years of losses, and because the net operating losses in Japan have a relatively short carryforward period of 7 years, a limited number of years of the carryforward period remain. The first year of expiration of the remaining net operating losses in Japan would be 2014 for local tax and 2016 for national tax. Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available positive and negative evidence, it is more likely than not that such assets will not be realized. While the three year cumulative loss position and the remaining limited years in the carryforward period are significant negative evidence, there is positive evidence in the form of a history of taxable income and a history of utilizing assets before expiration, as well as the availability of tax strategies regarding the utilization of the deferred tax assets. However, based on the near term forecast including the anticipated impact of the Great East Japan Earthquake and the lesser weight provided to longer range forecasts when an entity is in a three year cumulative loss, Sony does not believe that the objectively verifiable positive evidence is sufficient to overcome the significant negative evidence of the three year cumulative loss. As the weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 362,316 million yen as of March 31, 2011.

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2010	2011

Current assets — Deferred income taxes	197,598	133,059
Other assets — Deferred income taxes	403,537	239,587
Current liabilities — Other	(28,212)	(42,340)
Long-term liabilities — Deferred income taxes	(236,521)	(306,227)

Net deferred tax assets	336,402	24,079

At March 31, 2011, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 1,056,601 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. (“SMEJ”) in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2011 for such temporary differences can not be determined.

At March 31, 2011, Sony has operating loss carryforwards for tax purposes, the tax effect of which totaled 316,856 million yen, which will be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 62,720 million yen with no expiration period, substantially all of the total operating loss carryforwards expire at various periods between the fiscal years ending March 31, 2012 and 2018 and the remaining amounts expire in periods up to 20 years depending on the jurisdiction.

Tax credit carryforwards for tax purposes at March 31, 2011 amounted to 74,284 million yen. With the exception of 12,736 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 10 years.

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2009	2010	2011

Balance at beginning of the fiscal year	282,098	276,627	229,228
Reductions for tax positions of prior years	(23,585)	(38,450)	(39,005)
Additions for tax positions of prior years	11,164	4,816	19,947
Additions based on tax positions related to the current year	68,848	10,873	41,201
Settlements	(13,267)	(5,921)	(1,478)
Lapse in statute of limitations	(921)	(1,506)	(7,770)
Foreign currency translation adjustments	(47,710)	(17,211)	(17,003)

Balance at end of the fiscal year	276,627	229,228	225,120

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	72,008	76,125	87,497

The major changes in the total gross amount of unrecognized tax benefit balances relate to the Bilateral Advance Pricing Agreements (“APAs”) filed for certain subsidiaries in the Consumer, Professional & Devices, Networked Products & Services and All Other segments with respect to their intercompany cross-border transactions. These APAs include agreements between Sony and two taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Because these are government to government negotiations, it is reasonably possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

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

During the fiscal year ended March 31, 2011, Sony recorded 3,612 million yen of interest expense and reversed 261 million yen of penalties. At March 31, 2011, Sony had recorded liabilities of 14,523 million yen and 4,407 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months; however, Sony does not expect that change to have a significant impact on Sony’s financial position or results of operations.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2004 through 2010, and by the U.S. and other foreign taxing authorities for tax years from 1998 through 2010.

22.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2009, 2010 and 2011 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2009	2010	2011

Net loss attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(98,938)	(40,802)	(259,585)

	Thousands of shares

Weighted-average shares outstanding	1,003,499	1,003,520	1,003,559
Effect of dilutive securities:
Stock acquisition rights	—	—	—
Convertible bonds	—	—	—

Weighted-average shares for diluted EPS computation	1,003,499	1,003,520	1,003,559

	Yen

Basic EPS	(98.59)	(40.66)	(258.66)

Diluted EPS	(98.59)	(40.66)	(258.66)

Potential shares of common stock upon the exercise of stock acquisition rights and convertible bonds, which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2009, 2010 and 2011 were 13,553 thousand shares, 17,600 thousand shares and 19,383 thousand shares, respectively. All potential shares were excluded as anti-dilutive for those fiscal years ended March 31, 2009, 2010 and 2011 due to Sony incurring a net loss attributable to its stockholders for those fiscal years.

23.	Variable interest entities

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements include facilities which provide for the leasing of certain property, several joint ventures in the recorded music business, the U.S. based music publishing business, the financing of film production and the outsourcing of manufacturing operations. In addition, Sony has entered into several accounts receivable sales programs that involve VIEs, which are described in Note 6. For the VIEs that are described below, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony.

Sony leases the headquarters building of its U.S. subsidiary from a VIE. In December 2008, Sony renewed its option under the lease agreement and extended the term of the lease until December 2015. At the end of the lease term, Sony has agreed to either renew the lease, purchase the building or remarket it to a third party on behalf of the owner. Under the lease, Sony has provided a minimum guarantee to the VIE that if the sales price is less than 255 million U.S. dollars, Sony is obligated to make up the lesser of the shortfall or 214 million U.S. dollars. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIE’s economic performance, as well as the obligation to absorb the losses of the VIE due to the minimum guarantee. As a result, it has been determined that Sony is the primary beneficiary. Sony has not provided any additional support to the VIE other than its contractually obligated lease payments. Sony has the option to purchase the building at any time during the lease term for 255 million U.S. dollars. The debt held by the VIE is unsecured and there is no recourse to the creditors outside of Sony. The assets of the VIE are not available to settle

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

the obligations of Sony. At March 31, 2011, the VIE had property, plant and equipment of 14,837 million yen and long-term debt of 21,236 million yen which were included in Sony’s consolidated balance sheets.

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIEs’ economic performance, as well as the obligation to absorb the losses of theses VIEs as Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIEs become profitable. As a result, it has been determined that Sony is the primary beneficiary. The assets of these VIEs are not available to settle the obligations of Sony. On an aggregate basis, the total assets and liabilities for these VIEs at March 31, 2011 were 13,738 million yen and 8,719 million yen, respectively.

Sony’s U.S. based music publishing subsidiary is a joint venture with a third party investor and has been determined to be a VIE. The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits as well as any acquisition of music publishing rights made by the joint venture. In addition, the third party investor receives a guaranteed annual dividend of up to 17.5 million U.S. dollars through December 31, 2013. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIE’s economic performance, as well as the obligation to absorb the losses of the VIE due to its obligation to provide funding to the joint venture. As a result, it has been determined that Sony is the primary beneficiary. The assets of the music publishing subsidiary are not available to settle the obligations of Sony. At March 31, 2011, the assets and liabilities of the VIE that were included in Sony’s consolidated balance sheets were as follows:

Yen in millions

Assets:
Cash and cash equivalents	4,862
Account receivables, net	227
Other current assets	20,603
Property, plant and equipment, net	863
Intangibles, net	57,895
Goodwill	12,689
Other noncurrent assets	7,574

Total assets	104,713

Liabilities:
Accounts payable and accrued expenses	32,034
Other current liabilities	2,619
Other noncurrent liabilities	1,893

Total liabilities	36,546

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

In connection with the September 2010 refinancing of the debt obligations of the third party investor in the music publishing subsidiary described above, Sony has issued a guarantee to a creditor of the third party investor in which Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor should the third party investor default on its obligation. The obligation of the third party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. The

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

assets of the third party investor that are being used as collateral were placed in a separate trust which is also a VIE in which Sony has significant variable interests. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the trust. The assets held by the trust consist solely of the third party investor’s 50% ownership interest in the music publishing subsidiary. At March 31, 2011, the fair value of the assets held by the trust exceeded 303 million U.S. dollars.

Sony’s subsidiary in the Pictures segment entered into a joint venture agreement with a VIE to acquire the international distribution rights, as defined, to 12 pictures. The subsidiary is required to distribute these pictures internationally, for contractually defined fees determined as percentages of gross receipts and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees, each as defined. The VIE was capitalized with total financing of 406 million U.S. dollars. Of this amount, 11 million U.S. dollars was contributed by the subsidiary, 95 million U.S. dollars was provided by unrelated third party investors and the remaining funding was provided through a 300 million U.S. dollar bank credit facility. Under the agreement, the subsidiary’s 11 million U.S. dollars equity investment is the last equity to be repaid. Based on the factors above, it was previously determined that the subsidiary was the primary beneficiary as it was projected to absorb the majority of the losses or residual returns. As of March 31, 2009, the bank credit facility had been terminated and the third party investors have been repaid their 95 million U.S. dollar investment. On May 11, 2009, the subsidiary repurchased from the VIE the international distribution rights to the 12 pictures and the VIE received a participation interest in these films on identical financial terms to those described above. As a result of repurchasing the international distribution rights from the VIE, Sony determined that the subsidiary was no longer the primary beneficiary as it was not projected to absorb the majority of the losses or residual returns of the VIE. No gain or loss was recognized by the subsidiary on the deconsolidation of the VIE. As of March 31, 2011, the subsidiary’s balance sheet includes 67 million yen of film costs related to the international distribution rights acquired from the VIE and 1,098 million yen of participation liabilities recorded within accounts payable, other and accrued expenses as well as other noncurrent liabilities due to the VIE.

Sony’s subsidiary in the Pictures segment entered into two separate production/co-financing agreements with VIEs to co-finance 19 films that were released over the 31 months ended July 31, 2008. The subsidiary received 565 million U.S. dollars over the term of the agreements to fund the production or acquisition cost of films (including fees and expenses). Additionally, on January 19, 2007, the subsidiary entered into a third production/co-financing agreement with another VIE to co-finance a majority of the films to be submitted through March 2012. The subsidiary has received a commitment from the third VIE that it will fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). At March 31, 2011, 18 films of the subsidiary have been released and approximately 554 million U.S. dollars collectively have been funded by the third VIE. Under all three agreements, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIEs share in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. As the subsidiary did not have the power to direct the activities of these three VIEs that most significantly impact the VIEs’ economic performance nor issue any guarantees with respect to the VIEs, the subsidiary does not absorb the majority of the losses or residual returns, and therefore does not qualify as the primary beneficiary for any of the VIEs. At March 31, 2011, there were no amounts recorded on the subsidiary’s balance sheet that related to any of the VIEs other than the investors’ earned but unpaid share of the films’ net profits, as defined.

In January 2010, Sony sold 90.0% of its interest in a Mexican subsidiary which primarily manufactured LCD televisions, as well as other assets including machinery and equipment of 4,520 million yen and inventories of 5,619 million yen, to a contract manufacturer. The continuing entity, which would perform this manufacturing going forward, is a VIE as it is thinly capitalized and dependent on funding from the parent entity. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities that most significantly impact the VIE’s economic performance nor does Sony have the obligation to absorb the losses of the VIE. In connection with the sale of Sony’s controlling interest in the subsidiary, Sony received 11,189 million yen and recorded a loss of 1,664 million yen during the fiscal year ended March 31,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

2010. Concurrent with the sale, Sony entered into an agreement with the VIE and its parent company in which Sony agreed to purchase a significant share of the LCD televisions that Sony sells in certain markets, including the U.S. market. As of March 31, 2011, the amounts recorded on Sony’s consolidated balance sheets that relate to the VIE include receivables recorded within prepaid expenses and other current assets of 21,953 million yen and accounts payable, trade of 20,853 million yen. Sony’s maximum exposure to losses is considered insignificant.

As described in Note 6, accounts receivable sales programs in Japan and in the Financial Services segment also involve VIEs that formerly met the criteria to be a QSPE. These VIEs are all special purpose entities of the sponsor banks. In addition, a counterparty of the accounts receivable transactions in the U.S. includes a VIE. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate these entities as Sony does not have the power to direct the activities, an obligation to absorb losses, or the right to receive the residual returns of these VIEs. Sony’s maximum exposure to losses from these VIEs is considered insignificant.

24.	Acquisitions

On April 1, 2009, Sony adopted new accounting guidance related to business combinations. The new guidance requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date, and requires the assets acquired and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

acquired liabilities as certain restructuring activities that were identified at the time of the acquisition will not be implemented.

The following table summarizes the preliminary values assigned to the assets and liabilities that were recorded for SONY BMG, including net assets at historical carryover basis, as well as the final adjustments described above:

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The results of operations for SONY BMG are included in the Music segment beginning October 1, 2008. The following unaudited supplemental pro forma financial information presents the combined results of operations of Sony and SONY BMG as though the acquisition had occurred as of the beginning of the fiscal year ended March 31, 2009:

Yen in millions,
except per share data
Fiscal year ended
March 31
2009
(Unaudited)

Net sales	7,266,265
Operating loss	(234,724)
Net loss attributable to Sony Corporation’s stockholders	(104,614)
Basic EPS	(104.25)
Diluted EPS	(104.25)

The unaudited supplemental pro forma financial information is based on estimates and assumptions, which Sony believes are reasonable and is not intended to represent or be indicative of what Sony’s consolidated net loss attributable to Sony Corporation’s stockholders would have been had the acquisition been completed at the beginning of the period and should not be taken as indicative of Sony’s future consolidated net income (loss) attributable to Sony Corporation’s stockholders. The unaudited supplemental pro forma financial information includes incremental intangible asset amortization, interest costs and other charges as a result of the acquisition, net of the related tax effects.

(2)	Game Show Network acquisition

In April 2009, Sony sold a portion of its 50% ownership interest in Game Show Network, LLC (“GSN”), which operates a U.S. cable network and online business, to the other investor in GSN, which resulted in cash proceeds of 8,831 million yen and a gain of 8,322 million yen for the fiscal year ended March 31, 2010. The gain was recorded in (gain) loss on sale, disposal or impairment of assets and other, net.

In March 2011, Sony acquired an additional 5% equity interest in GSN from the successor in interest to the other investor (“Current Investor”) for 4,849 million yen, resulting in Sony owning a 40% equity interest in GSN. As part of the acquisition, Sony obtained a controlling interest in GSN, including the ability to appoint the majority of representatives on the GSN management committee, control over approval of the budget for GSN and control over the hiring, terminating, and setting compensation of the senior management of GSN. This acquisition will strengthen Sony’s presence in U.S. cable networks and Sony expects that it will allow GSN to further exploit and benefit from the light entertainment assets in the Pictures segment.

In addition to acquiring the additional 5% equity interest in GSN, Sony granted a put right to the Current Investor and received a call right from the Current Investor for an additional 18% equity interest in GSN. The put right is exercisable during three windows starting on April 1 of 2012, 2013 and 2014 and lasting for 60 business days. The exercise price of the put is calculated using a formula based on an agreed upon multiple of the earnings of GSN with a minimum price of 234 million U.S. dollars and a maximum price of 288 million U.S. dollars. Sony’s call right is exercisable only if the put is not exercised, and may be exercised for 60 business days immediately after the last put window has expired. The exercise price of the call is calculated using the same formula as the put with a minimum price of 234 million U.S. dollars. A buy/sell provision also applies to the equity interests in GSN owned by Sony and the Current Investor and may be exercised annually for a 60 business day window beginning April 1, 2015.

Prior to the March 2011 acquisition, Sony’s interest in GSN was accounted for under the equity method of accounting. As a result of Sony obtaining a controlling interest in GSN, Sony consolidated GSN using the acquisition method of accounting and recorded the fair value of the identifiable assets, liabilities assumed,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

redeemable noncontrolling interest, noncontrolling interest and residual goodwill of GSN. In accordance with the accounting guidance for business combinations achieved in stages, Sony remeasured the 35% equity interest in GSN that it owned prior to the acquisition at a fair value of 33,940 million yen which resulted in the recognition of a gain of 26,991 million yen recorded in (gain) loss on sale, disposal or impairment of assets and other, net.

The following table summarizes the preliminary fair value assigned to the assets and liabilities of GSN that were recorded in the Pictures segment. Due to the fact that the acquisition closed in March 2011, certain areas of purchase price allocation are not yet finalized including the fair value of certain tangible assets and liabilities acquired, the valuation of intangible assets acquired, income taxes and residual goodwill.

Yen in millions
Acquired
assets and
liabilities
recorded at
fair value

Cash and cash equivalents	4,039
Notes and accounts receivable, trade	3,089
Prepaid expenses and other current assets	395
Film costs	4,178
Property, plant and equipment	220
Intangibles	46,749
Goodwill	46,432
Other noncurrent assets	38

Total assets	105,140
Notes and accounts payable, trade	970
Accounts payable, other and accrued expenses	4,131
Other current liabilities	59
Other noncurrent liabilities	1,683

Total liabilities	6,843
Redeemable noncontrolling interest	18,779
Noncontrolling interest	40,728

Total	38,790

The portion of the noncontrolling interest that can be put to Sony is accounted for as mandatorily redeemable securities because redemption is outside of Sony’s control. As such, the redeemable noncontrolling interest is reported in the mezzanine equity section in the consolidated balance sheets at March 31, 2011. The fair value of the noncontrolling interest was calculated using a combination of a discounted cash flow model and market comparables of similar transactions and companies. A lack of control discount was not applied in determining the fair value of the noncontrolling interest as the cash flows attributable to the noncontrolling interest holder are expected to be proportional to the cash flows attributable to the controlling interest holder.

No amounts have been allocated to in-process research and development in this acquisition. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams and synergies with Sony’s existing assets and businesses, and is calculated as the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with this acquisition is included in the Pictures segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The intangible assets are comprised of the following:

	Yen in millions	Years
	Acquired
	intangibles
	recorded at	Weighted-average
	fair value	amortization period

Intangibles subject to amortization
Television carriage agreements (broadcasting agreements)	33,698	20
Other	4,162	1
Intangible having an indefinite life
Trademarks	8,889	—

Total intangibles	46,749

The results of operations of GSN are included in the Pictures segment after the acquisition date. The following unaudited supplemental pro forma financial information presents the combined results of operations of Sony and GSN as though the acquisition had occurred as of the beginning of the fiscal years ended March 31, 2010 and 2011:

	Yen in millions,
	except per share data
	Fiscal year ended March 31
	2010	2011
	(Unaudited)

Net sales	6,313,222	6,325,310
Operating income	60,685	199,445
Net loss attributable to Sony Corporation’s stockholders	(33,655)	(259,731)
Basic EPS	(33.54)	(258.81)
Diluted EPS	(33.54)	(258.81)

The unaudited supplemental pro forma financial information is based on estimates and assumptions, which Sony believes are reasonable and is not intended to represent or be indicative of what Sony’s consolidated net loss attributable to Sony Corporation’s stockholders would have been had the acquisition been completed at the beginning of each of these periods and should not be taken as indicative of Sony’s future consolidated net loss attributable to Sony Corporation’s stockholders. The unaudited supplemental pro forma financial information includes a gain from remeasurement of the previously owned equity interest and incremental intangible asset amortization, net of the related tax effects.

(3)	Other acquisitions

During the fiscal year ended March 31, 2009, Sony completed certain other acquisitions for total consideration of 95,458 million yen which was paid primarily in cash and included:

—	Gracenote, Inc. (“Gracenote”), a global leader in technology and services for digital media identification, enrichment, and recommendation. Sony acquired Gracenote for 27,521 million yen, consisting of a cash payment of 27,108 million yen and transaction costs of 413 million yen; and

—	2waytraffic N.V. (“2waytraffic”), a Dutch entertainment company engaged primarily in creating, producing, licensing and distributing light entertainment content across television, mobile and digital platforms. Sony acquired 2waytraffic for 38,176 million yen, consisting of a cash payment of 24,369 million yen, assumption of 2waytraffic’s third-party debt of 12,519 million yen and transaction costs of 1,288 million yen.

As a result of Sony’s acquisition of Gracenote, 2waytraffic and other businesses, Sony recorded 61,614 million yen of goodwill and 32,977 million yen of intangible assets.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

During the fiscal year ended March 31, 2010, Sony completed acquisitions for total consideration of 17,616 million yen, of which 1,420 million yen was contingent consideration and subject to future change. The remaining consideration was paid primarily in cash. As a result of the acquisitions, Sony recorded 13,425 million yen of goodwill and 3,708 million yen of intangible assets.

During the fiscal year ended March 31, 2011, Sony completed other acquisitions for total consideration of 2,884 million yen which was paid primarily in cash and there was no material contingent consideration subject to future change. As a result of the acquisitions, Sony recorded 1,415 million yen of goodwill and 1,227 million yen of intangible assets.

No significant amounts have been allocated to in-process research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of Gracenote, 2waytraffic and the other acquisitions, individually and in aggregate, were not material.

25.	Divestitures

In March 2010, Sony sold a portion of its investment and certain ancillary rights, which was included in the Pictures segment, in its HBO Latin America venture, which owns and operates certain premium pay television businesses in Latin America, to the venture’s majority shareholder (“Majority Shareholder”). Sony accounted for this sale in accordance with the accounting guidance for transfers and servicing. Prior to this transaction, Sony owned approximately 29% of this venture, which was accounted for under the equity method, and, as a result of this transaction, Sony owned approximately 8% of this venture (the “Retained Interest”), which was accounted for under the cost method.

As consideration for the transaction, Sony received cash proceeds of 19,424 million yen and received a put option valued at 1,371 million yen and the sale resulted in a gain of 18,035 million yen for the fiscal year ended March 31, 2010. In November 2010, Sony notified the Majority Shareholder that Sony intended to exercise the put option. The purchase of the Retained Interest by the Majority Shareholder was completed in March 2011 which resulted in cash proceeds of 5,285 million yen and a gain of 3,329 million yen for the fiscal year ended March 31, 2011.

After the closing of the sale in March 2010, the parties submitted a non-suspensory filing to the Brazilian competition authority. On May 6, 2011, Sony received notification from the Brazilian competition authority that the transaction was approved without restriction. In the event the Brazilian competition authority did not approve both the March 2010 and the March 2011 sales, the sale of the Brazil portion of the investments could have been subject to rescission, in which case approximately 40% of the purchase prices, and the corresponding gains, could have been subject to rescission.

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

The above mentioned transactions were recorded in (gain) loss on sale, disposal or impairment of assets and other, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

26.	Collaborative arrangements

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

Sony typically records an asset for only the portion of the motion picture or television product it owns and finances. Sony and the other participants typically distribute the product in different media or markets. Revenues earned and expenses incurred for the media or markets in which Sony distributes the product are typically recorded on a gross basis. Sony typically does not record revenues earned and expenses incurred when the other participants distribute the product. Sony and the other participants typically share in the profits from the distribution of the product in all media or markets. For motion picture product, if Sony is a net receiver of (1) Sony’s share of the profits from the media or markets distributed by the other participants less (2) the other participants’ share of the profits from the media or markets distributed by Sony then the net amount is recorded as net sales. If Sony is a net payer then the net amount is recorded in cost of sales. For television product, Sony records its share of the profits from the media or markets distributed by the other participants as sales, and the other participants’ share of the profits from the media or markets distributed by Sony as cost of sales.

For the years ended March 31, 2009, 2010 and 2011, 4,414 million yen, 4,687 million yen and 4,866 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants and 4,600 million yen, 9,936 million yen and 10,244 million yen, respectively, were recorded as net sales for amounts due from the other participants in these collaborative arrangements.

27.	Commitments, contingent liabilities and other

(1)	Commitments:

A.	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2011, the total unused portion of the line of credit extended under these contracts was 18,408 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B.	Purchase commitments and other

Purchase commitments and other outstanding at March 31, 2011 amounted to 350,015 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2011, such commitments outstanding were 103,465 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within 5 years. As of March 31, 2011, these subsidiaries were committed to make payments under such contracts of 111,112 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly within 5 years. As of March 31, 2011, these subsidiaries were committed to make payments of 38,354 million yen under such long-term contracts.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions

2012	207,982
2013	46,707
2014	35,094
2015	25,073
2016	20,338
Later years	14,821

Total	350,015

(2)	Contingent liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 103,613 million yen at March 31, 2011. The major components of these contingent liabilities are as follows:

As discussed in Note 23, Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor of the third party investor of Sony’s U.S. based music publishing subsidiary should the third party investor default on its obligation. The obligation of the third party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. At March 31, 2011, the fair value of the collateral exceeded 303 million U.S. dollars.

Sony has agreed to guarantee a portion of Sony Ericsson’s debt and its facilities up to a maximum of 225 million euros. At March 31, 2011, Sony has guaranteed 26,516 million yen (225 million euros) for a portion of Sony Ericsson’s debt under this arrangement. These guarantees expire by March 2012.

Beginning earlier in 2011, the network services of PlayStation®Network, Qriocitytm, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of June 7, 2011, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from the cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its optical disk drive business. Sony understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives. Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Redeemable noncontrolling interest:

As discussed in Note 24, in connection with the GSN transaction, Sony granted a put right to the Current Investor for an additional 18% equity interest in GSN. The put right is exercisable during three windows starting on April 1 of 2012, 2013 and 2014 and lasting for 60 business days. The exercise price of the put is calculated using a formula based on an agreed upon multiple of the earnings of GSN with a minimum price of 234 million U.S. dollars and a maximum price of 288 million U.S. dollars. The portion of the noncontrolling interest that can be put to Sony is accounted for as mandatorily redeemable securities because redemption is outside of Sony’s control and is reported in the mezzanine equity section in the consolidated balance sheets at March 31, 2011.

(4)	Product warranty liabilities:

The changes in product warranty liability for the fiscal years ended March 31, 2009, 2010 and 2011 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2009	2010	2011

Balance at beginning of the fiscal year	59,748	57,922	50,856
Additional liabilities for warranties	60,845	46,686	48,610
Settlements (in cash or in kind)	(54,498)	(45,218)	(36,537)
Changes in estimate for pre-existing warranty reserve	(2,042)	(7,649)	(4,802)
Translation adjustment	(6,131)	(885)	(3,187)

Balance at end of the fiscal year	57,922	50,856	54,940

28.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chairman, Chief Executive Officer and President.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2011, to reflect modifications to the organizational structure as of April 1, 2010, primarily repositioning the operations of the previously reported B2B & Disc Manufacturing segment. In connection with this realignment, the Consumer Products & Devices segment was renamed the Consumer, Professional & Devices (“CPD”) segment.

The CPD segment includes televisions, digital imaging, audio and video, semiconductors and components as well as professional solutions (the B2B business which was previously incorporated in the B2B & Disc Manufacturing segment). The equity results of S-LCD are also included within the CPD segment. The Networked Products & Services (“NPS”) segment includes Game as well as PC and Other Networked Businesses. The Pictures segment develops, produces and acquires and manufactures image-based software, including motion picture, home entertainment and television products mainly in the U.S., and markets, distributes and broadcasts these products in the worldwide market. The Music segment includes SME, SMEJ and a 50% owned U.S. based joint venture in the music publishing business, Sony/ATV Music Publishing LLC. For the fiscal year ended March 31, 2009, the Music segment’s operating income includes the equity results for SONY BMG through September 30, 2008. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market, a credit financing business and a bank business in Japan. The equity earnings from Sony Ericsson continue to be presented as a separate segment. All Other consists of various operating activities, including a mobile phone OEM business in Japan and So-net Entertainment Corporation, an Internet-related service business subsidiary operating mainly in Japan. The disc manufacturing business previously included in the B2B & Disc Manufacturing

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

segment is now included in All Other. Sony’s products and services are generally unique to a single operating segment. In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

Sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2009	2010	2011

Sales and operating revenue:
Consumer, Professional & Devices —
Customers	3,926,386	3,207,546	3,345,048
Intersegment	431,363	310,573	227,696

Total	4,357,749	3,518,119	3,572,744
Networked Products & Services —
Customers	1,684,758	1,511,575	1,493,136
Intersegment	70,885	61,041	86,195

Total	1,755,643	1,572,616	1,579,331
Pictures —
Customers	717,513	705,237	599,654
Intersegment	—	—	312

Total	717,513	705,237	599,966
Music —
Customers	363,074	511,097	457,771
Intersegment	23,979	11,519	12,972

Total	387,053	522,616	470,743
Financial Services —
Customers	523,307	838,300	798,495
Intersegment	14,899	13,096	8,031

Total	538,206	851,396	806,526
All Other —
Customers	453,603	379,862	377,816
Intersegment	76,523	80,904	70,004

Total	530,126	460,766	447,820
Corporate and elimination	(556,297)	(416,752)	(295,857)

Consolidated total	7,729,993	7,213,998	7,181,273

CPD intersegment amounts primarily consist of transactions with the NPS segment.

NPS intersegment amounts primarily consist of transactions with the CPD segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the NPS segment.

Corporate and elimination includes certain brand and patent royalty income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2009	2010	2011

Operating income (loss):
Consumer, Professional & Devices	(115,571)	(53,174)	2,898
Networked Products & Services	(87,428)	(83,265)	35,569
Pictures	29,916	42,814	38,669
Music	27,843	36,513	38,927
Financial Services	(31,157)	162,492	118,818
Equity in net income (loss) of Sony Ericsson	(30,255)	(34,514)	4,155
All Other	3,105	(4,976)	8,554

Total	(203,547)	65,890	247,590
Corporate and elimination	(24,236)	(34,118)	(47,769)

Consolidated operating income (loss)	(227,783)	31,772	199,821
Other income	98,825	43,834	44,966
Other expenses	(45,997)	(48,694)	(39,774)

Consolidated income (loss) before income taxes	(174,955)	26,912	205,013

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2009	2010	2011

Equity in net income (loss) of affiliated companies:
Consumer, Professional & Devices	3,746	(647)	7,084
Networked Products & Services	—	—	—
Pictures	7,991	4,347	2,483
Music	(6,029)	(80)	(265)
Financial Services	(1,796)	(1,345)	(1,961)
Sony Ericsson	(30,255)	(34,514)	4,155
All Other	1,234	2,004	2,566

Consolidated total	(25,109)	(30,235)	14,062

Depreciation and amortization:
Consumer, Professional & Devices	250,353	219,132	164,478
Networked Products & Services	21,651	23,662	24,483
Pictures	7,904	8,427	7,996
Music	9,756	13,427	12,166
Financial Services, including deferred insurance acquisition costs	67,714	56,531	62,077
All Other	20,561	21,488	20,777

Total	377,939	342,667	291,977
Corporate	27,504	28,337	33,389

Consolidated total	405,443	371,004	325,366

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table includes a breakdown of sales and operating revenue to external customers by product category in the CPD and NPS segments. The CPD and NPS segments are each managed as a single operating segment by Sony’s management.

	Yen in millions
	Fiscal year ended March 31
	2009	2010	2011

Sales and operating revenue:
Consumer, Professional & Devices
Televisions	1,275,692	1,005,773	1,200,491
Digital Imaging	831,820	664,502	642,570
Audio and Video	531,542	449,882	426,594
Semiconductors	310,682	299,715	358,396
Components	613,013	476,097	410,090
Professional Solutions	346,326	295,360	287,394
Other	17,311	16,217	19,513

Total	3,926,386	3,207,546	3,345,048
Networked Products & Services
Game	984,855	840,711	798,405
PC and Other Networked Businesses	699,903	670,864	694,731

Total	1,684,758	1,511,575	1,493,136
Pictures	717,513	705,237	599,654
Music	363,074	511,097	457,771
Financial Services	523,307	838,300	798,495
All Other	453,603	379,862	377,816
Corporate	61,352	60,381	109,353

Consolidated total	7,729,993	7,213,998	7,181,273

Geographic information:

Sales and operating revenue to external customers which are attributed to countries based on location of customers for the fiscal years ended March 31, 2009, 2010 and 2011 and long-lived assets as of March 31, 2010 and 2011 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2009	2010	2011

Sales and operating revenue:
Japan	1,873,219	2,099,297	2,152,552
U.S.A.	1,827,812	1,595,016	1,443,693
Europe	1,987,692	1,644,698	1,539,432
Asia-Pacific	1,285,551	1,193,573	1,288,412
Other areas	755,719	681,414	757,184

Total	7,729,993	7,213,998	7,181,273

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31
	2010	2011

Long-lived assets:
Japan	1,254,663	1,260,682
U.S.A.	750,436	729,647
Europe	194,717	156,201
Asia-Pacific	113,360	124,383
Other areas	58,545	50,337

Total	2,371,721	2,321,250

Geographic information for the fiscal years ended March 31, 2009 and 2010 in the table above has been restated to reflect the change in geographic classification.

Major areas in each geographic classification excluding Japan and U.S.A. are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia and Spain
(2) Asia-Pacific:	China, Taiwan, India, South Korea and Oceania
(3) Other areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe, Asia-Pacific and Other areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate arms-length transactions.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2009, 2010 and 2011.

29.	Subsequent events

On April 1, 2011, Sony Semiconductor Kyushu Corporation, a wholly owned subsidiary of Sony Corporation, acquired semiconductor fabrication facilities from Toshiba Corporation (“Toshiba”). The fabrication facilities were operated by Nagasaki Semiconductor Manufacturing Corporation (“NSM”), a joint venture among Toshiba, Sony Corporation and Sony Computer Entertainment Inc. (“SCEI”), a wholly owned subsidiary of Sony Corporation. The purchase price for the facilities was 53,000 million yen. NSM was dissolved on March 31, 2011, and accordingly Toshiba, Sony Corporation and SCEI terminated the NSM joint venture relationship.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
		Additions
	Balance	charged to			Balance
	at beginning	costs and	Deductions	Other	at end
	of period	expenses	(Note 1)	(Note 2)	of period

Fiscal year ended March 31, 2009:
Allowance for doubtful accounts and sales returns	93,335	80,064	(55,291)	(7,725)	110,383

Fiscal year ended March 31, 2010:
Allowance for doubtful accounts and sales returns	110,383	59,987	(61,577)	(4,318)	104,475

Fiscal year ended March 31, 2011:
Allowance for doubtful accounts and sales returns	104,475	50,345	(55,106)	(9,183)	90,531

Notes:

1. Reversal including amounts written off.

2. Translation adjustment.

	Balance				Balance
	at beginning			Other	at end
	of period	Additions	Deductions	(Note 1)	of period

Fiscal year ended March 31, 2009:
Valuation allowance - Deferred tax assets	96,007	40,594	(11,846)	(7,551)	117,204

Fiscal year ended March 31, 2010:
Valuation allowance - Deferred tax assets	117,204	42,913	(40,210)	(2,421)	117,486

Fiscal year ended March 31, 2011:
Valuation allowance - Deferred tax assets	117,486	380,593	(28,736)	(5,641)	463,702

Note:

1. Translation adjustment and the effect of changes in statutory tax rate.

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Financial Statements of Sony Ericsson Mobile Communications AB

[THIS PAGE INTENTIONALLY LEFT BLANK]

SONY ERICSSON MOBILE COMMUNICATIONS

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Income Statements
January 1 - December 31, TEUR

	Notes	2010	2009	2008

Net sales	C2	6,293,782	6,788,152	11,243,840

Cost of sales		(4,440,285)	(5,781,797)	(8,749,816)

GROSS PROFIT		1,853,497	1,006,355	2,494,024

Selling expenses		(479,150)	(583,412)	(868,700)
General and Administration expenses	C24	(413,474)	(442,543)	(439,710)
Research and Development expenses		(839,570)	(1,045,784)	(1,319,567)
Other operating revenues	C3	38,181	48,053	44,074
Other operating expenses	C3	—	(523)	(548)
Share in earnings of joint venture		—	—	(22,649)

OPERATING INCOME	C6,C7,C15,C16,C22,C23	159,484	(1,017,854)	(113,077)

Interest income	C4	17,798	21,324	101,494
Interest expense	C4	(29,981)	(46,146)	(71,162)

NET INCOME BEFORE TAXES		147,301	(1,042,676)	(82,745)

Income taxes for the year	C5	(48,326)	235,569	31,138

Minority interest		(8,508)	(28,720)	(21,283)

NET INCOME		90,468	(835,827)	(72,890)

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Balance Sheets

December 31, TEUR

	Notes	2010	2009

ASSETS
Fixed assets
Intangible assets	C6	12,211	16,607
Tangible assets	C7	135,334	149,675
Financial assets
Other non-current assets	C8	655,868	610,821

Total fixed and financial assets		803,413	777,103

Current assets
Inventories	C9	460,357	358,141
Accounts receivable	C10	835,949	832,073
Other current assets	C11	295,046	379,676
Other short-term cash investments	C12	276,168	524,235
Cash and bank		328,516	388,884

Total current assets		2,196,036	2,483,009

Total assets		2,999,449	3,260,112

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	C13
Restricted equity
Share capital		100,000	100,000
Restricted reserves		467,998	442,576

Total restricted equity		567,998	542,576

Unrestricted equity
Non-restricted reserves		(126,741)	674,291
Net income for the year		90,468	(835,827)

Total unrestricted equity		(36,273)	(161,536)

Total equity		531,725	381,040

Minority interest		42,286	47,364
Provisions	C14	391,370	628,113
LIABILITIES
Long-term liabilities
Post-employment benefits	C16	24,466	24,104
Liabilities to financial institutions	C17, C26	100,000	—
Other long-term liabilities	C17	7,838	5,940

Total long-term liabilities		132,304	30,044

Current liabilities
Liabilities to financial institutions	C26	133,081	258,273
Advances from customers		2,668	2,225
Accounts payable		768,747	851,913
Income tax liabilities		51,751	19,103
Other current liabilities	C18	945,517	1,042,037

Total current liabilities		1,901,764	2,173,551

Total shareholders’ equity and liabilities		2,999,449	3,260,112

Assets pledged as collateral	C19	27	35,264
Contingent liabilities	C20	3,603	3,229

SONY ERICSSON MOBILE COMMUNICATIONS

Consolidated Cash Flow
January 1 - December 31, TEUR

	Notes	2010	2009	2008

OPERATING ACTIVITIES
Net income		90,468	(835,827)	(72,890)
Depreciation		76,452	105,760	117,687
Adjustment to reconcile net income to cash	C21	(231,527)	(217,828)	18,928

		(64,607)	(947,895)	63,725
Change in inventories		(75,724)	171,563	(93,186)
Change in accounts receivable		56,990	812,827	240,778
Change in other receivables		98,095	226,105	(233,863)
Change in accounts payable		(142,732)	(133,490)	(273,593)
Change in other liabilities		(119,227)	(456,846)	26,721

Cash flow from operating activities		(247,205)	(327,736)	(269,418)

INVESTING ACTIVITIES
Investments in intangible assets		(4,685)	(4,247)	(9,964)
Sales of intangible assets		144	164	2,607
Investments in tangible assets		(57,059)	(54,379)	(126,583)
Sales of tangible assets		22,142	6,975	5,391
Net investments in joint venture		—	—	(9,428)
Sales/Amortization of other financial assets		—	—	111,532
Change in temporary investments		35,000	(35,000)	—

Cash flow from investing activities		(4,458)	(86,487)	(26,445)

FINANCING ACTIVITIES
Borrowing		560,463	260,428	53,271
Repayment of debt		(597,683)	(53,919)	—
Dividend to minority		(22,693)	(35,603)	(37,117)
Dividend paid		—	—	(770,000)

Cash flow from financing activities		(59,913)	170,906	(753,846)

Net change in cash		(311,576)	(243,317)	(1,049,708)
Cash, beginning of period		878,119	1,124,877	2,155,236
Translation difference in Cash		38,141	(3,441)	19,349

Cash, end of period		604,684	878,119	1,124,877

SONY ERICSSON MOBILE COMMUNICATIONS

Notes to the Consolidated Financial Statements

SONY ERICSSON MOBILE COMMUNICATIONS

C1.  Accounting Principles

The consolidated financial statements of Sony Ericsson Mobile Communications AB are prepared in accordance with accounting principles generally accepted in Sweden, applying the Swedish Annual Accounts Act (ÅRL), the Swedish Accounting Standards Board’s recommendations (Bokföringsnämnden, BFN) and the Recommendation of the Swedish Financial Accounting Standards Council, RR 29 Remunerations to employees. The accounting principles are unchanged since last year. Figures in parentheses in the disclosures refer to 2009.

As a result of the restructuring programmes launched in 2008 and 2009, all facilities are now managed by a centralized administrative function, leading to that from 2010 all facility cost has been reported as General and Administration expenses. The comparative figures have been restated to reflect this change, i.e. a move from Selling expenses and Research and Development expenses to General and Administration expenses as shown below.

	2009		2008
	Before	After	Before	After

Selling expenses	(608,447)	(583,412)	(894,808)	(868,700)
General and Administration expenses	(355,603)	(442,543)	(354,139)	(439,710)
Research and Development expenses	(1,107,689)	(1,045,784)	(1,379,031)	(1,319,567)

	(2,071,738)	(2,071,738)	(2,627,978)	(2,627,978)

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

SONY ERICSSON MOBILE COMMUNICATIONS

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

Intangible and tangible fixed assets

Intangible and tangible fixed assets are stated at cost less accumulated depreciation and impairment losses as well as write-ups. Annual depreciation is reported as plan depreciation, generally using the straight line method with estimated useful lives ranging from 3 years up to 10 years for machineries and equipments. Intangible assets are amortized over a period ranging from 3 years up to 5 years or based on the contract’s economic reality. Land improvements are amortized over 20 years. The costs of computer software developed or obtained for internal use are capitalized as intangible assets when technological feasibility has been established and when future economic benefits can be demonstrated.

Tooling

Tooling owned by Sony Ericsson but used in its manufacturing partners operations is capitalized and amortized over the useful life of the tools.

Financial assets

Financial assets that are intended for long-term holding are accounted at acquisition value and impairment is made if a permanent decrease in the value can be stated. These assets include strategic long-term investments in private companies over which Sony Ericsson does not have the ability to exercise significant influence.

SONY ERICSSON MOBILE COMMUNICATIONS

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

Leasing agreements which are not classified as financial leases are classified as operational leases, and the leased assets under such contracts are not recognized in the balance sheet.

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

SONY ERICSSON MOBILE COMMUNICATIONS

Inventories

Inventories, which include the cost of materials, labor and overhead, are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis. Risk of obsolescence has been measured by estimating market value based on future customer demand and customer acceptance of new products.

Borrowings

Borrowings are reported initially at fair value, net of transaction costs incurred. If the reported amount differs from the amount to be repaid at maturity date, then the difference is allocated as interest expense or interest income over the tenor of the loan. In this manner, the initial amount reported agrees, at maturity date, with the amount to be repaid.

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

Actuarial gains and losses, arising from experience adjustments and changes in actuarial assumptions, to the extent theses exceed 10% of the pension obligations’ present value or the fair value of plan assets are charged or credited to income over the employees’ expected average remaining period of service.

The principle described above for defined benefit plans is applied in the consolidated financial statements. The Parent Company has pension commitments in Sweden for white collar workers secured through an insurance

SONY ERICSSON MOBILE COMMUNICATIONS

solution with the insurance company Alecta. According to a statement issued by the Swedish Financial Reporting Board (UFR 3), this constitutes a multi-employer plan and should be accounted for as a defined benefit plan, as prescribed in RR 29 and UFR 6. Alecta cannot, however, provide the information required for the accounting of a defined benefit plan, as described in UFR 6. The Alecta plan is therefore accounted for as a defined contribution plan as prescribed in UFR6.

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

Statement of Cash Flow

Foreign subsidiaries’ transactions are translated at the average exchange rate during the period. Subsidiaries purchased and/or sold, net of cash acquired/sold, are reported as cash flow from investment activities and do not affect reported cash flow from operations. Cash and cash equivalents consist of cash and bank and short term cash investments with a maturity less than three months. Bank deposits with an initial maturity over three months are not included in cash and cash equivalents. The statement of Cash Flow for 2008, 2009 and 2010 complies with International Accounting Standards (IAS) No. 7.

Related party transactions

Transactions and balances related to Sony and Ericsson are classified as external items.

Disposition of earnings

Each year the Board of Directors assesses the parent company and the group’s results and financial position in order to determine the appropriate disposition of earnings. This disposition, including any payment of dividends, is based on a number of factors including: the latest profit and loss account, the parent company’s equity, the parent company’s and the group’s cash flows, the equity ratio and liquidity of the parent company and the group after the proposed dividend in relation to the industry standards in which the parent company and the group conducts its business, and both the parent company’s and the group’s ability to fulfill both their short and long-term obligations. The Board of Directors resolved that the accumulated deficit, EUR -121,810,460, whereof Net income for the year EUR 143,430,034, will be carried forward.

C2.  Net sales by market area

	2010	2009	2008

Europe, Middle East & Africa	3,218,638	3,744,278	5,965,838
Americas	851,203	849,577	2,565,969
Asia Pacific	2,223,941	2,194,297	2,712,033

Total	6,293,782	6,788,152	11,243,840

SONY ERICSSON MOBILE COMMUNICATIONS

C3.  Other operating revenues and other operating expenses

	2010	2009	2008

Other operating revenues
Gains on sales of intangible and tangible assets	4,731	146	548
Gains on sales of financial assets	—	—	19,621
Commissions, license fees and other operating revenues	33,450	47,907	23,905

Total other operating revenues	38,181	48,053	44,074
Other operating expenses
Losses on sales of intangible and tangible assets	—	(523)	(548)

Total other operating expenses	—	(523)	(548)

Gains on sales of financial assets refer to sale of shares in Symbian Software Ltd during 2008.

C4.  Financial income and expenses

	2010	2009	2008

Interest income and similar profit items
Interest income external	13,498	16,909	80,962
Foreign exchange gains	1,824	2,363	18,055
Other financial income	2,477	2,052	2,476

Total	17,798	21,324	101,494
Interest expense and similar loss items
Interest expenses external	(25,820)	(36,264)	(46,287)
Foreign exchange losses	(1,935)	(2,954)	(17,474)
Other financial expenses	(2,226)	(6,929)	(7,402)

Total	(29,981)	(46,146)	(71,162)
Financial Net	(12,183)	(24,822)	30,332

C5.  Taxes

Income statement

The following items are included in income taxes for the year:

Income tax for the year	2010	2009	2008

Current income taxes for the period	(79,657)	(32,075)	(82,275)
Deferred tax income/(-expense) related to temporary differences and tax loss carry forwards	31,331	267,645	113,413

Income taxes for the period	(48,326)	235,569	31,138

SONY ERICSSON MOBILE COMMUNICATIONS

A reconciliation between actual tax income (-expense) for the year and the theoretical tax income (-expense) that would arise when applying statutory tax rate in Sweden, 26.3% (2008: 28%) on income before taxes is shown in the table:

	2010	2009	2008

Income before taxes	147,301	(1,042,676)	(82,745)
Tax rate in Sweden, 26.3% (2008: 28%)	(38,740)	273,653	23,169
Effect of foreign tax rates	(10,974)	(8,938)	1,993
Current income taxes related to prior years	(79)	(7,640)	9,321
Tax effect of expenses that are non deductible for tax purpose	(12,336)	(16,942)	(21,684)
Tax effect of income that are non-taxable for tax purpose	13,024	3,619	12,319
Tax effect of changes in tax rates	779	(7,923)	162
Change in valuation allowance	—	(260)	5,858

Income taxes for the year	(48,326)	235,569	31,138

Balance sheet

Tax effect of temporary differences, including tax loss carry forward, has resulted in deferred tax assets as follows:

	2010	2009

Deferred tax assets	628,687	573,251

Deferred tax assets relate to temporary differences due to certain provisions such as warranty and scrap liabilities and tax losses carry forwards. Deferred tax assets are amounts recognized in countries where we expect to be able to generate corresponding taxable income in the future to benefit from tax reductions.

TEUR 460,650 (TEUR 419,546) of the deferred tax assets refers to tax loss carry-forwards and has been tested against future earning capacity. TEUR 453,168 of the tax loss carry-forwards are related to countries with long or indefinite periods of utilization, mainly Sweden, Brazil and the US. The deferred tax assets are valued at the full amount.

SONY ERICSSON MOBILE COMMUNICATIONS

C6.  Intangible assets

	Licenses, software
	trademarks and
2010	similar rights	Patents	Total

Accumulated acquisition costs
Opening balance January 1	130,979	3,978	134,957
Acquisitions	4,685	—	4,685
Sales/disposals	(32,866)	—	(32,866)
Translation difference for the year	8,446	—	8,446

Closing balance December 31	111,244	3,978	115,222
Accumulated depreciation
Opening balance January 1	(114,372)	(3,978)	(118,350)
Depreciation	(10,248)	—	(10,248)
Sales/disposals	32,722	—	32,722
Translation difference for the year	(7,135)	—	(7,135)

Closing balance December 31	(99,033)	(3,978)	(103,011)
Net carrying value	12,211	—	12,211

	Licenses, software
	trademarks and
2009	similar rights	Patents	Total

Accumulated acquisition costs
Opening balance January 1	132,133	3,978	136,111
Acquisitions	4,247	—	4,247
Sales/disposals	(3,978)	—	(3,978)
Translation difference for the year	(1,423)	—	(1,423)

Closing balance December 31	130,979	3,978	134,957
Accumulated depreciation
Opening balance January 1	(101,739)	(2,993)	(104,732)
Depreciation	(17,619)	(985)	(18,604)
Sales/disposals	3,814	—	3,814
Translation difference for the year	1,172	—	1,172

Closing balance December 31	(114,372)	(3,978)	(118,350)
Net carrying value	16,607	—	16,607

SONY ERICSSON MOBILE COMMUNICATIONS

C7.  Tangible assets

	Land and		Other
2010	buildings	Machinery	equipment	Total

Accumulated acquisition costs
Opening balance January 1	53,911	149,756	399,631	603,298
Acquisitions	7,045	11,816	38,198	57,059
Sales/disposals	(8,392)	(29,530)	(54,555)	(92,477)
Translation difference for the year	4,861	11,938	48,935	65,734

Closing balance December 31	57,425	143,980	432,209	633,614
Accumulated depreciation
Opening balance January 1	(14,290)	(94,395)	(322,829)	(431,514)
Depreciation	(6,977)	(18,696)	(40,531)	(66,204)
Sales/disposals	4,690	25,518	40,926	71,134
Translation difference for the year	(1,374)	(8,906)	(42,270)	(52,550)

Closing balance December 31	(17,952)	(96,480)	(364,704)	(479,136)
Accumulated revaluations
Opening balance January 1	(10,139)	(8,846)	(3,124)	(22,109)
Write down	—	(2,180)	(399)	(2,578)
Sales/disposal	—	3,742	191	3,933
Translation difference for the year	(912)	2,532	(10)	1,609

Closing balance December 31	(11,051)	(4,752)	(3,342)	(19,145)
Net carrying value	28,423	42,748	64,163	135,334

SONY ERICSSON MOBILE COMMUNICATIONS

	Land and		Other
2009	buildings	Machinery	equipment	Total

Accumulated acquisition costs
Opening balance January 1	55,616	145,550	384,764	585,930
Acquisitions	2,780	10,910	40,689	54,379
Sales/disposals	(3,799)	(3,550)	(18,728)	(26,077)
Translation difference for the year	(686)	(3,154)	(7,094)	(10,934)

Closing balance December 31	53,911	149,756	399,631	603,298
Accumulated depreciation
Opening balance January 1	(11,358)	(74,740)	(284,763)	(370,861)
Depreciation	(5,057)	(23,288)	(58,811)	(87,156)
Sales/disposals	1,905	1,507	14,574	17,986
Translation difference for the year	220	2,126	6,171	8,517

Closing balance December 31	(14,290)	(94,395)	(322,829)	(431,514)
Accumulated revaluations
Opening balance January 1	—	(5,177)	(745)	(5,922)
Write down	(10,434)	(4,005)	(2,937)	(17,376)
Sales/disposal	—	244	565	809
Translation difference for the year	295	92	(7)	380

Closing balance December 31	(10,139)	(8,846)	(3,124)	(22,109)
Net carrying value	29,482	46,515	73,678	149,675

C8.  Other non-current assets

	2010	2009

Deferred tax assets	628,687	573,251
Other non-current assets	27,181	37,570

Total	655,868	610,821

The main part of other non-current assets is prepaid licenses.

C9.  Inventory

	2010	2009

Raw material and manufacturing work in process	230,610	225,457
Finished products and goods for resale	229,747	132,684

Inventories, net	460,357	358,141

Reported amounts are net of obsolescence reserves by TEUR 64,219 (TEUR 35,838).

C10.  Accounts receivable

	2010	2009

Commercial receivables	857,245	865,572
Provision for doubtful debts	(21,296)	(33,499)

Total	835,949	832,073

SONY ERICSSON MOBILE COMMUNICATIONS

Provisions for doubtful debts have been estimated based on commercial risk evaluations and existing credit insurance agreements have been considered.

C11.  Other current assets

	2010	2009

Prepaid expenses	54,323	52,695
Current tax assets	44,579	55,197
Prepaid tooling	5,675	16,683
VAT receivables	72,042	73,799
Other receivables	118,427	181,302

Total	295,046	379,676

C12.  Short term cash investments

	2010	2009

Net book value	276,168	524,235
Market value	276,168	524,235

Short term cash investments are held in money-market funds and bank deposits. In 2009 a bank deposit of 35 MEUR, used as cash-collateral, was not included in cash equivalents.

C13.  Shareholders’ equity

			Non-
			restricted
			reserves and	Total
	Share	Restricted	net profit/loss	shareholders’
	capital	reserves	for the year	equity

Shareholder’s equity December 31, 2008	100,000	445,363	671,585	1,216,948
Changes in cumulative translation adjustments	—	(2,821)	1,686	(1,135)
Fair value reserve	—	—	1,054	1,054
Transfer between non-restricted and restricted reserves	—	34	(34)	—
Net loss for the year	—	—	(835,827)	(835,827)

Shareholder’s equity December 31, 2009	100,000	442,576	(161,536)	381,040
Changes in cumulative translation adjustments	—	25,266	26,514	51,780
Fair value reserve	—	—	8,437	8,437
Transfer between non-restricted and restricted reserves	—	156	(156)	—
Net income for the year	—	—	90,468	90,468

Shareholder’s equity December 31, 2010	100,000	467,998	(36,273)	531,725

Share capital consists of 100,000,200 shares at a quota value of EUR 1 per share.

Cumulative translation adjustments have been distributed among unrestricted and restricted stockholder’s equity.

The fair value reserve is related to the effective portion of changes in the fair value of hedging instruments that is recognized in equity. Amounts accumulated in equity are recycled in the income statement in the periods in which the hedged item affects profit or loss, for example, when the forecasted sale which is hedged takes place. The closing balance for fair value reserve after taxes is TEUR 12,403 (TEUR 3,966) and is part of non-restricted reserves.

SONY ERICSSON MOBILE COMMUNICATIONS

The transfer between non-restricted and restricted reserves is in accordance with the proposals of the respective companies’ boards of directors. In evaluating the consolidated financial position, it should be noted that earnings in foreign companies may be subject to taxation when transferred to Sweden and, in some instances, such transfer of earnings may be limited by currency restrictions.

C14.  Provisions

	2010	2009

Warranty commitments	268,206	390,090
Restructuring expenses	70,957	176,814
Other provisions	52,207	61,209

Total	391,370	628,113

Warranty commitments include provisions for faulty products based on estimated return rates and costs. The best estimate is based on sales, contractual warranty periods and historical failure data of products sold.

C15.  Restructuring costs

	2010	2009	2008

Cost of sales	(31,842)	(39,285)	(74,986)
Selling expenses	(3,025)	(16,198)	(15,951)
Administration expenses	(13,761)	(24,890)	(12,582)
Research and development expenses	6,542	(83,903)	(62,349)
Results from shares in Joint venture	—	—	(8,664)

Total	(42,086)	(164,276)	(174,532)
where of;
Write down of assets	(1,597)	(26,325)	(23,575)
Redundancy expenses	(2,777)	(87,947)	(60,532)
Rental agreements	(6,317)	(16,933)	(15,998)
Supplier related expenses	(18,833)	(31,168)	(68,166)
Other	(12,562)	(1,903)	(6,261)

Total	(42,086)	(164,276)	(174,532)

The restructuring costs are related to cost saving programmes announced and launched during 2008 and 2009.

C16.  Post-employment benefits

Sony Ericsson participates in local pension plans in countries in which we operate. There are principally two types of pension plans:

•	Defined contribution plans, where the Company’s only obligation is to pay fixed pension premiums into a separate entity (a fund or insurance company) on behalf of the employee. No provision for pensions is recognized in the balance sheet other than accruals for premium pensions earned, but not yet paid.

•	Defined benefit plans, where the Company’s undertaking is to provide pension benefits that the employees will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

In Sony Ericsson most of the companies have defined contribution plans and therefore no pension provisions on the balance sheet. The subsidiaries in Japan, Netherlands, Germany and Mexico have defined benefit plans. In Sweden, the total pension benefits are accounted as defined contribution plans, even though the Financial

SONY ERICSSON MOBILE COMMUNICATIONS

Accounting Standards Council’s interpretations committee defined the ITP pension plan, financed through insurance with Alecta as a defined benefit plan. Alecta can, however, not provide the information required for the accounting of a defined benefit plan.

Pension costs

2010	Sweden	Netherlands	Japan	Other	Total

Pension cost Defined Benefit Plan	—	(4,360)	9,176	168	4,984
Pension cost Defined Contribution Plan	29,289	—	—	11,626	40,915

Total	29,289	(4,360)	9,176	11,794	45,899

2009	Sweden	Netherlands	Japan	Other	Total

Pension cost Defined Benefit Plan	—	337	6,473	564	7,374
Pension cost Defined Contribution Plan	28,562	—	—	9,052	37,614

Total	28,562	337	6,473	9,616	44,988

Provisions for post-employment benefits

2010	Sweden	Netherlands	Japan	Other	Total

Provision for post employee benefits	—	883	19,301	3,294	23,478
Other employee benefits	—	—	—	988	988

Total	—	883	19,301	4,282	24,466

2009	Sweden	Netherlands	Japan	Other	Total

Provision for post employee benefits	—	5,243	14,639	3,359	23,241
Other employee benefits	—	—	—	863	863

Total	—	5,243	14,639	4,222	24,104

C17.  Long-term liabilities

Maturity dates for the group long-term liabilities, TEUR 107,838 (TEUR 5,940), are within 1-5 years.

C18.  Other current liabilities

	2010	2009

Accrued personnel related expenses	112,849	114,274
Accrued sales related expenses	485,634	590,308
Other accrued expenses	182,624	197,466
Other short term liabilities	164,410	139,989

Total	945,517	1,042,037

Accrued sales related expenses include sales bonuses, such as quarterly and yearly bonuses, quality bonus, co-op and stock protection.

SONY ERICSSON MOBILE COMMUNICATIONS

C19.  Assets pledged as collateral

	2010	2009

Liabilities to financial institutions
Bank deposits	—	35,000
Other	27	264

Total	27	35,264

The bank deposit in 2009 was made in order for a bank guarantee to be issued.

C20.  Contingent liabilities

	2010	2009

Other contingent liabilities	3,603	3,229

Total	3,603	3,229

Other contingent liabilities mainly include guarantees for loans.

C21.  Adjustments to reconcile net income to cash

	2010	2009	2008

Deferred tax income	(31,331)	(267,645)	(113,414)
Minority interest	8,508	28,720	21,283
Interest	2,102	960	9
Tax	41,255	(35,737)	(65,185)
Change in provisions (note C14 & C16)	(256,612)	32,747	151,660
Revaluation of share in Joint venture	—	—	22,649
Write-down on non-current assets	2,578	17,376	5,497
Gains and losses on disposal of non-current assets	(4,731)	376	(19,621)
Other	6,704	5,375	16,050

Total	(231,527)	(217,828)	18,928

C22.  Leasing

	2010	2009	2008

Leasing costs	65,416	72,868	63,185
Future payments for operating leases and rents
2011	50,565
2012	48,755
2013	43,345
2014	31,886
2015	29,149
2016 and future	37,323

The purpose of leases mainly refers to rents and office equipment.

SONY ERICSSON MOBILE COMMUNICATIONS

C23.  Wages, salaries and social security expenses

Wages and salaries

	2010	2009	2008

Wages and salaries	432,718	532,905	589,248
Social security expenses	124,898	133,504	171,105
Of which pension costs	45,899	44,988	52,038
Of which
CO compensation	1,571	1,433	908
CO pension costs	263	115	46
bonus & similar to CO	761	42	1,020

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

Pension

Sony Ericsson’s policy regarding pension is to follow the competitive practice in the home country of the executive. There are different supplementary pension plans for the President and the Corporate Management. As major pension arrangements, the total pension base salary consists of the annual base salary and the target pay out according to the short term incentive plan. The company pays to the capital insurance company on salary portions in excess of 20 base amounts (one base amount = SEK 42,400) a percentage of the executive’s total pension based salary, between 25 and 35 percent per year, depending on the age of the executive.

Long term incentive

Sony Ericsson has a long term incentive program for certain employees. The calculation of the long term incentives is based on the performance of the Group and payments for the units allocated are vested in three years. The size of the units is approved by the Shareholders’ Remuneration Advisory Group.

Wages and salaries by geographical area

	2010	2009	2008

Europe * and Middle East & Africa	224,685	307,351	365,751
Americas	56,152	81,241	88,642
Asia Pacific	151,881	144,313	134,855
Total	432,718	532,905	589,248
* Of which Sweden	165,460	228,174	258,487
* Of which EU excl. Sweden	52,491	70,571	96,166

SONY ERICSSON MOBILE COMMUNICATIONS

Number of employees

	2010		2009		2008
	Men	Women	Men	Women	Men	Women

Europe * and
Middle East & Africa	2,600	1,025	3,067	1,234	3,319	1,395
Americas	413	140	547	180	677	223
Asia Pacific	2,780	2,201	2,985	2,252	3,018	2,271
Total	5,793	3,366	6,599	3,665	7,015	3,890
* Of which Sweden	2,147	791	2,438	930	2,573	1,030
* Of which EU excl. Sweden	289	143	425	184	654	299

Distribution of female/male for the Board of Directors and other persons in leading positions

	2010		2009		2008
	Number on	whereof	Number on	whereof	Number on	whereof
	balance day	men	balance day	men	balance day	men

Consolidated (including subsidiaries)
Members of the board	87	96.6%	95	97.9%	94	97.8%
Presidents and Executive Vice presidents	15	100.0%	15	100.0%	14	100.0%

C24.  Fees to auditors

	2010	2009	2008

PricewaterhouseCoopers
Audit fees	1,668	1,427	1,609
Fees for audit services besides the audit assignment	182	416	756
Fees for tax services	102	267	—

Total	1,952	2,110	2,365

The amount for audit fees to other than PricewaterhouseCoopers is TEUR 212 (TEUR 117).

C25.  Financial risks

Foreign exchange risk — Transaction exposure

Sony Ericsson’s results are presented in EUR; the company’s hedging is based on EUR being the risk free currency. The group has sales and cost of sales in a large number of currencies. The main part of the net exposure is concentrated to the main holding company. The group’s currency exposure is hedged up to 8 months. The group’s net exposure is to approximately 80% made up of USD, JPY, GBP and SEK. The currency exposure is primarily hedged with forward contracts. The market value of derivatives not being used to revalue balance sheet items by December 31, 2010 was EUR 13.7 millions, all of these derivatives were forward contracts.

Foreign exchange risk — Translation exposure

All equity in the group’s companies is translated in accordance with the “current method” hence the translation exposure is taken directly to equity in the balance sheet. This type of currency exposure is not hedged.

SONY ERICSSON MOBILE COMMUNICATIONS

Interest rate risk

Sony Ericsson’s interest rate risk is primarily derived from cash and short term deposits, other balance sheet items are to a very small extent affected by shifts in the interest rate. Cash and short-term deposits amount to EUR 605 million at year end 2010, with an investment horizon shorter than twelve months. Short term borrowing amounted to EUR 130 million.

Credit Risk

Credit risk is divided into two categories; credit risk in trade receivables and financial credit risk.

Credit risk in Trade receivables

The value of outstanding trade receivables was at year end EUR 836 million. Provisions for expected losses at year end were EUR 21.3 million. 54% of the trade receivables are towards countries with a country risk in the interval “negligible to moderate”. Approximately 54% of Sony Ericsson’s outstanding AR is insured against non-payment by the customer.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. These exposures arise in the investments of cash and cash equivalents and from derivative positions with positive unrealized result against banks and other counterparties. Sony Ericsson mitigates a major part of these risks by investing cash in governmental risk with high rating. Part of the liquidity is also deposited with a few chosen banks with the highest possible short-term rating. How much to be invested with each fund and bank is regulated in policy.

Liquidity risk

The liquidity risk is that Sony Ericsson is unable to meet its short term payment obligations due to insufficient or illiquid cash reserves. At year end Sony Ericsson had a net cash position of EUR 375 million invested in liquid funds and short deposits with banks. In addition to cash in the balance sheet, there is an undrawn committed credit facility of EUR 120 million maturing 2011 in place as a liquidity reserve.

C26.  Liabilities to financial institutions

	2010	2009

Liabilities to financial institutions, non-current	100,000	—
Liabilities to financial institutions, current	133,081	258,273

	233,081	258,273

The external borrowing decreased during the year by Euro 28 million (excluding accrued interest) with an outstanding debt at the end December of Euro 230 million. The cash flow from operating activities for 2010 was negative Euro 247 million, mainly due to payments related to the transformation programme.

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

SONY ERICSSON MOBILE COMMUNICATIONS

In the beginning of the first quarter 2011 a mix of loan maturing and new facilities increased the net funding capacity with EUR 100 million. Sony Ericsson utilized existing facilities and borrowed EUR 450 million (including loans). Existing facilities and loans mature during 2011-12.

C27.  Group companies

		Percentage of
Company	Domicile	ownership

Sony Ericsson Mobile Communications AB	Sweden
Beijing SE Potevio Mobile Communications Company Ltd. (BMC)	China	51%
Beijing Suohong Electronics Co. Ltd., (BSE)	China	100%
LLC Sony Ericsson Mobile Communications Rus	Russia	100%
Sony Ericsson Hungary Mobile Communications Ltd.	Hungary	100%
Sony Ericsson Mobile Communications S.A. de C.V.	Mexico	100%
Sony Ericsson Mobile Communications (China) Co., Ltd.	China	100%
Sony Ericsson Mobile Communications (India) Private Limited	India	100%
Sony Ericsson Mobile Communications (Thailand) Co., Limited	Thailand	100%
Sony Ericsson Mobile Communications (USA) Inc.	US	100%
Sony Ericsson Mobile Communications do Brazil Ltd.	Brazil	100%
Sony Ericsson Mobile Communications Hellas S.A.	Greece	100%
Sony Ericsson Mobile Communications Iberia, S.L	Spain	100%
Sony Ericsson Mobile Communications International AB	Sweden	100%
Sony Ericsson Mobile Communications Japan Inc.	Japan	100%
Sony Ericsson Mobile Communications Management Ltd	UK	100%
Sony Ericsson Mobile Communications Nigeria Limited	Nigeria	100%
Sony Ericsson Mobile Communications S.p.A., Italy	Italy	100%
Sony Ericsson Servicios Moviles, S.A. de C.V	Mexico	100%

C28.  Reconciliation to accounting principles generally accepted in the United States

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

Business combinations — Negative Goodwill

Under both Swedish GAAP and US GAAP, when the fair value of net assets acquired exceeds total purchase price, the Company first assesses whether all acquired assets and assumed liabilities have been properly identified and valued. Under Swedish GAAP, negative goodwill is not subject to amortization and any excess remaining after reassessment is recognized in income statement immediately. During 2004, a negative goodwill amounted to TEUR 3, 717 was identified by the Company in connection with the acquisition of Beijing SE Potevio Mobile Communications Co. Ltd (BMC), and it was recognized in income statement by the end of 2004.

SONY ERICSSON MOBILE COMMUNICATIONS

Under US GAAP at the time of the acquisition, the Company must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, all acquired assets (including research and development assets) are then subject to pro rata reduction, except for (1) financial assets other than investments accounted for by the equity method, (2) assets to be disposed of by sale, (3) deferred taxes, (4) prepaid assets relating to pension and other postretirement benefit plans, and (5) any other current assets. If all eligible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill must be recognized immediately as an extraordinary gain.

Provision for social security cost on synthetic option plan

Under Swedish GAAP, the Company accrues social security costs for the synthetic option plan during the vesting period. Under US GAAP, no social security cost is recorded until the options are exercised or matching of the options takes place, which increases net income by TEUR 228 in 2009. The synthetic options are all exercised and matched and the remaining difference between Swedish GAAP and US GAAP as of December 31, 2009 was nil.

Restructuring costs

Under Swedish GAAP a provision for severance pay is recognized when a constructive obligation to restructure arises which requires that a detailed formal plan has been communicated to those affected by it. The implementation needs to be planned to begin as soon as possible and to be completed in a timeframe that makes significant changes to the plan unlikely. Under US GAAP provisions for severance pay representing a one-time benefit is recognized over the remaining service period, if extended service period is required, when a company has a detailed formal plan which has been communicated to those affected. If an entity under Swedish GAAP has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision. Under US GAAP, costs to terminate a contract before the end of its term should be recognized as a liability and measured at fair value when the entity terminates the contract in accordance with the contract terms or when the premises have been vacated. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity should be recognized and measured at its fair value when the entity ceases to use the right conveyed by the contract. Sony Ericsson has identified a difference between US GAAP and Swedish GAAP of TEUR 3,742 (TEUR 12,874) related to leasehold property that has not yet been terminated or vacated and thus not qualified as provisions in accordance with US GAAP.

Post-employment benefits

To calculate the annual expenses for the defined benefit plans, Sony Ericsson uses the corridor method. The amount recognized in the income statement which is the difference to US GAAP is not material.

Deferred Income Taxes

Deferred tax is calculated on US GAAP adjustments and the US GAAP balance sheet disclosure reflects the gross recognition of deferred tax assets and liabilities.

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

SONY ERICSSON MOBILE COMMUNICATIONS

Adjustment of net income, comprehensive income, equity and balance sheet items

Application of US GAAP as described above would have had the following effects on consolidated net income.

Adjustment of Net Income

	2010	2009	2008

Net income per Swedish GAAP	90,468	(835,827)	(72,890)

US GAAP adjustments before taxes:
Business Combination	—	763	100
Synthetic Option Plan	—	228	1,018
Restructuring	(9,131)	(2,624)	15,498
Tax effect of US GAAP adjustment	2,257	595	(4,339)

Net income in accordance with US GAAP	83,594	(836,865)	(60,613)

Adjustments of stockholders’ equity

	2010	2009

Equity as reported per Swedish GAAP	531,725	381,040

US GAAP adjustments before taxes:
Restructuring	3,742	12,874
Deferred tax effect of US GAAP adjustment	(880)	(3,292)

Stockholders’ equity in accordance with US GAAP	534,587	390,622

Minority interest	42,286	47,364

Total equity in accordance with US GAAP	576,873	437,986

Comprehensive income

	2010	2009	2008

Net income in accordance with US GAAP	83,594	(836,865)	(60,613)

Other comprehensive income
Gain/loss on cash flow hedges	11,373	1,409	10,191
Translation adjustment	52,290	(1,409)	30,008
Deferred tax	(2,935)	(355)	(2,785)
Total other comprehensive income	60,728	(355)	37,414

Comprehensive income in accordance with US GAAP	144,322	(837,220)	(23,199)

SONY ERICSSON MOBILE COMMUNICATIONS

Balance sheet items according to Swedish GAAP and US GAAP

	Swedish GAAP		US GAAP
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2010	2009	2010	2009

Non-current assets	803,413	777,102	550,377	623,398
Current assets	2,196,036	2,483,010	2,448,191	2,633,422

Total Assets	2,999,449	3,260,112	2,998,569	3,256,820

Stockholders equity	531,725	381,041	534,587	390,623
Minority interest	42,286	47,364	42,286	47,364
Provisions	423,673	652,214	419,931	639,340
Non-current liabilities	100,000	5,940	100,000	5,940
Current liabilities	1,901,765	2,173,553	1,901,765	2,173,553

Total stockholders’ equity and liabilities	2,999,449	3,260,112	2,998,569	3,256,820

Report of Independent Auditors

To the Shareholders of Sony Ericsson Mobile Communications AB:

We have audited the accompanying consolidated balance sheets of Sony Ericsson Mobile Communications AB and its subsidiaries as of December 31, 2010 and December 31, 2009 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sony Ericsson Mobile Communications AB and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note C29 to the consolidated financial statements.

/s/ PricewaterhouseCoopers AB
Malmo, Sweden
March 30, 2011