Form 20-F
period 2012-03-31
SONY CORP
filed 2012-06-27
CIK 313838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

J. Justin Hill, Vice President, Investor Relations

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

	Outstanding as of
	March 31, 2012	March 31, 2012
Title of Class	(Tokyo Time)	(New York Time)
Common Stock	1,004,638,164
American Depositary Shares		66,940,684

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

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	the global economic environment in which Sony operates and the economic conditions in Sony's markets, particularly levels of consumer spending;

(ii)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including liquid crystal display (“LCD”) televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by intense price competition, continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;

(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;

(vi)	Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)	Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics business);

(viii)	Sony’s ability to maintain product quality;

(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments (in particular the recent acquisition of Sony Ericsson Mobile Communications AB);

(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings;

(xi)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;

(xii)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and

(xiii)	risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the floods in Thailand. Risks and uncertainties also include the impact of any future events with material adverse impact.

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

As of March 31, 2012, Sony Corporation had 1,267 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method with respect to its 95 affiliated companies.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

A.	Selected Financial Data

	Fiscal year ended March 31
	2008		2009	2010	2011	2012
	(Yen in millions, yen per share amounts)
Income statement data:
Sales and operating revenue	8,871,414		7,729,993	7,213,998	7,181,273	6,493,212
Equity in net income (loss) of affiliated companies	100,817		(25,109)	(30,235)	14,062	(121,697)
Operating income (loss)	475,299		(227,783)	31,772	199,821	(67,275)
Income (loss) before income taxes	567,134		(174,955)	26,912	205,013	(83,186)
Income taxes	203,478		(72,741)	13,958	425,339	315,239
Net income (loss) attributable to Sony Corporation’s stockholders	369,435		(98,938)	(40,802)	(259,585)	(456,660)
Data per share of Common Stock:
Net income (loss) attributable to Sony Corporation’s stockholders*
— Basic	368.33		(98.59)	(40.66)	(258.66)	(455.03)
— Diluted	351.10		(98.59)	(40.66)	(258.66)	(455.03)
Cash dividends declared Interim	12.50		30.00	12.50	12.50	12.50
	(11.26 cents	)	(31.89 cents )	(14.38 cents )	(14.84 cents )	(16.08 cents )
Cash dividends declared Fiscal year-end	12.50		12.50	12.50	12.50	12.50
	(11.92 cents	)	(13.01 cents )	(13.55 cents )	(15.66 cents )	(15.70 cents )
Depreciation and amortization**	428,010		405,443	371,004	325,366	319,594
Capital expenditures (additions to fixed assets)	335,726		332,068	192,724	204,862	295,139
Research and development costs	520,568		497,297	432,001	426,814	433,477
Balance sheet data:
Net working capital (deficit)***	986,296		(190,265)	64,627	(291,253)	(775,019)
Long-term debt	729,059		660,147	924,207	812,235	762,226
Sony Corporation’s stockholders’ equity	3,465,089		2,964,653	2,965,905	2,547,987	2,028,891
Common stock	630,576		630,765	630,822	630,921	630,923
Total assets***	12,515,176		11,983,480	12,862,624	12,911,122	13,295,667
Number of shares issued at fiscal year-end (thousands of shares of common stock)	1,004,443		1,004,535	1,004,571	1,004,637	1,004,638
Sony Corporation’s stockholders’ equity per share of common stock	3,453.25		2,954.25	2,955.47	2,538.89	2,021.66

* Refer to Note 22 to the notes to the consolidated financial statements.

** Depreciation and amortization includes amortization expenses for intangible assets and deferred insurance acquisition costs.

*** Total amounts for the previous fiscal years have been revised. Refer to Note 2 to the notes to the consolidated financial statements.

	Average*	High	Low	Period-end
	(Yen)
Yen exchange rates per U.S. dollar:
Fiscal year ended March 31
2008	114.31	124.09	96.88	99.85
2009	100.62	110.48	87.80	99.15
2010	92.93	100.71	86.12	93.40
2011	85.71	94.68	78.74	82.76
2012	79.00	85.26	75.72	82.41
2012
January	—	78.13	76.28	76.34
February	—	81.10	76.11	81.10
March	—	83.78	80.86	82.41
April	—	82.62	79.81	79.81
May	—	80.36	78.29	78.29
June (through June 22)	—	80.52	78.21	80.52

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 22, 2012 was 80.52 yen = 1 U.S. dollar.

* The average yen exchange rates represent average noon buying rates of all the business days during the respective year.

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

Sony realigned its reportable segments from the first quarter of the fiscal year ended March 31, 2012 to reflect modifications to the organizational structure as of April 1, 2011, primarily repositioning the operations of the previously reported Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments. In connection with this realignment, the operations of the former CPD and NPS segments are included in two newly established segments, the Consumer Products & Services (“CPS”) segment and the Professional, Device & Solutions (“PDS”) segment. The CPS segment includes televisions, home audio and video, digital imaging, personal and mobile products, and the game business. The equity results of S-LCD Corporation (“S-LCD”) through the third quarter ended December 31, 2011 were included within the CPS segment. Sony sold its entire equity interest in S-LCD in January 2012. The PDS segment includes professional solutions, semiconductors and components.

On February 15, 2012, Sony acquired Telefonaktiebolaget LM Ericsson’s (“Ericsson”) 50 percent equity interest in Sony Ericsson Mobile Communications AB (“Sony Ericsson”), which changed its name to Sony Mobile Communications AB upon becoming a wholly-owned subsidiary of Sony. Accordingly, the Sony Ericsson segment that had been presented as a separate segment was renamed as the Sony Mobile Communications (“Sony Mobile”) segment during the fourth quarter ended March 31, 2012.

The Pictures, Music, Financial Services and All Other segments remain unchanged.

Sony plans to further change its business segment classification to reflect its reorganization as of April 1, 2012. Sony expects to report its operating results in line with new business segments from the first quarter of the fiscal year ending March 31, 2013. Please note that the following Risk Factors section is based on the business segment classification that applies to the fiscal year ended March 31, 2012.

This section contains forward-looking statements that are subject to the Cautionary Statement appearing on page 2 of this annual report. Risks to Sony are also discussed elsewhere in this annual report, including without limitation in the other sections of this annual report referred to in the Cautionary Statement.

Sony must overcome increasingly intense competition, especially in the CPS segment.

Sony produces consumer products that compete against products sold by competitors, including new entrants, on the basis of several factors such as price and function. In order to produce products that appeal to changing and increasingly diverse consumer preferences, and to overcome the fact that a relatively high percentage of consumers already possess products similar to those that Sony offers, Sony must develop superior technology, anticipate consumer tastes and rapidly develop attractive products with competitive selling prices. Sony faces increasingly intense pricing pressure from competitors, retailer consolidation, and shorter product cycles in a variety of consumer product categories. Sony’s operating results depend on Sony’s ability to continue to efficiently develop and offer products at competitive prices, through multiple sales channels, that meet changing and increasingly diverse consumer preferences. If Sony is unable to effectively anticipate and counter the ongoing price erosion that frequently affects its consumer products, if there is a change in existing business models, or if the average selling prices of its consumer products decrease faster than Sony is able to reduce its manufacturing costs, Sony’s operating results and financial condition may be adversely impacted.

To remain competitive and stimulate customer demand, Sony must successfully manage frequent introductions and transitions of new products, semiconductors, components, and services.

Due to the highly volatile and competitive nature of the consumer electronics, network services and mobile communication industries, Sony must continually introduce, enhance and stimulate customer demand for products, semiconductors such as image sensors, components, services and technologies in both mature and developing markets. The successful introductions and transitions of new products, semiconductors, components, and services depend on a number of factors, such as the timely and successful completion of development efforts, market acceptance, Sony’s ability to manage the risks associated with new products and production ramp-up issues, the availability of application software for new products, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of products in appropriate quantities and costs to meet anticipated demand, and the risk that new products, semiconductors, components, and services may have quality or other issues in the early stages of introduction. To remain competitive, it is also important for Sony to respond to technology innovation and changing consumer demand for its products and services that integrate and enhance functions of existing products and services. In addition, new and upgraded products, semiconductors, components and services have had and may continue to have an adverse impact on the sales of Sony’s existing products, semiconductors, components and services in which Sony has competitive strength. For example, innovation in technologies such as high-resolution image sensors, high-speed online and wireless communications, mobile product operating systems (“OS”), high-capacity data memory and storage and network services has led to consumer demand for products such as smartphones and tablets that combine the functions of multiple existing products and services, including mobile phones, portable music players, compact digital cameras, home video cameras, PCs, portable game hardware, and application software including web browsers. Accordingly, if Sony cannot properly manage frequent introductions and transitions of new products, semiconductors, components and services, Sony’s operating results and financial condition may be adversely impacted.

Sony is subject to competition from firms that may be more specialized or have greater resources.

Sony has several business segments in different industries with many product and service categories, which cause it to face a broad range of existing and new competitors ranging from large multinational companies to highly specialized entities that focus on only a few businesses. In addition, outsourced manufacturing services partners may enter and compete with Sony in markets in which they currently supply products to Sony. Furthermore, current and future competitors may have greater financial, technical, labor and marketing resources available to them than those available to the businesses of Sony, and Sony may not be able to fund or invest in certain areas of its businesses to the same degree as its competitors or match competitor pricing. In addition, the businesses within Sony’s Financial Services segment may not be able to compete effectively, especially against established competitors with superior financial, marketing and other relevant resources. A failure to efficiently anticipate and respond to these established and new competitors may adversely impact Sony’s operating results.

Sony’s investments in research and development may not yield the results expected.

Sony’s businesses operate in intensely competitive markets characterized by changing consumer preferences and rapid technological innovation. Due to advanced technological innovation and the relative ease of technology imitation, new products and services tend to become standardized more rapidly, leading to more intense competition and ongoing price erosion. In order to strengthen the competitiveness of its products in this environment, Sony continues to invest heavily in research and development. For example, within Sony’s game business, developing and providing products that maintain competitiveness over an extended life cycle require large-scale investment in research and development, particularly during the development and introductory period of a new platform. However, these investments may not yield the innovation or the results expected quickly enough, or competitors may lead Sony in technological innovation, hindering Sony’s ability to commercialize, in a timely manner, new and competitive products and services that meet the needs of the market, which consequently may adversely impact Sony’s operating results as well as its reputation.

Sony’s business restructuring and transformation efforts are costly and may not attain their objectives.

Sony continued to implement restructuring initiatives in the fiscal year ended March 31, 2012 that focused on a review of the Sony group’s investment plan, the realignment of its manufacturing sites, the reallocation of its workforce, and headcount reductions. As a result of these restructuring initiatives, a total of 54.8 billion yen in restructuring charges has been recorded in the fiscal year ended March 31, 2012. While Sony anticipates recording approximately 75 billion yen of restructuring charges for the fiscal year ending March 31, 2013, significant additional or future restructuring charges may be recorded due to reasons such as the impact of economic downturns or exiting from unprofitable businesses. Restructuring charges are recorded primarily in cost of sales, selling, general and administrative (“SGA”) expenses and other operating (income) expense, net and thus adversely affect Sony’s operating income (loss) and net income (loss) attributable to Sony’s stockholders (Refer to Note 19 to the notes to the consolidated financial statements). Sony plans to continue rationalizing its manufacturing operations, shifting and consolidating manufacturing to lower-cost countries, utilizing outsourced manufacturing, reducing SGA expenses at sales companies, and outsourcing its support functions and information processing operations to external partners. In addition, Sony continues to undertake business process optimization and enhance profitability through horizontal platforms such as global sales and marketing, manufacturing, logistics, procurement, quality, and R&D.

Due to internal or external factors, efficiencies and cost savings from the above-mentioned and other restructuring and transformation initiatives may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to market conditions worsening beyond expectations. Such possible internal factors may include, for example, changes in restructuring and transformation plans, an inability to implement the initiatives effectively with available resources, an inability to coordinate effectively across different business groups, delays in implementing the new business processes or strategies, or an inability to effectively manage and monitor the post-transformation performance of the operation. Possible external factors may include, for example, increased burdens from regional labor regulations, labor union agreements and Japanese customary labor practices that may prevent Sony from executing its restructuring initiatives as planned. The inability to fully and successfully implement restructuring and transformation programs may adversely affect Sony’s operating results and financial condition. Additionally, operating cash flows may be reduced as a result of the payment for restructuring charges.

Sony’s acquisitions and joint ventures within strategic business areas may not be successful.

Sony actively engages in acquisitions, joint ventures and other strategic investments in order to acquire new technologies, efficiently develop new businesses, and enhance its business competitiveness. Sony may sell its equity interest in a joint venture or buy out the joint venture partner’s equity due to the achievement of its original objectives or other reasons. For example, in February 2012, Sony acquired Ericsson’s 50 percent equity interest in Sony Ericsson, a joint venture that manufactures and sells mobile handsets, and made the company a wholly-owned subsidiary of Sony. In January 2012, Sony sold its entire equity interest in S-LCD, a liquid crystal display (“LCD”) panel manufacturing joint venture, to Samsung Electronics Co., Ltd. and terminated the joint venture.

Sony may incur significant expenses to acquire and integrate businesses. Additionally, Sony may not achieve strategic objectives, planned revenue improvements and cost savings, and may not retain key personnel of the acquired businesses. Sony’s operating results may also be adversely affected by the assumption of liabilities related to any acquired businesses.

Sony currently has investments in several joint ventures and strategic partnerships and may engage in new investments in the future. If Sony and its partners are unable to reach their common financial objectives successfully, due to changes in the competitive environment or other reasons, Sony’s operating results may be adversely affected. Sony’s operating results may also be adversely affected in the short- and medium-term during a partnership, even if Sony and its partners remain on course to achieve their common financial objectives. In addition, by participating in joint ventures or other strategic investments, Sony may encounter conflicts of interest, may not maintain sufficient control over these relationships, including over cash flow, and may be faced with an increased risk of the loss of proprietary technology or know-how. Sony’s reputation may be harmed by the actions or activities of a joint venture that uses the Sony brand. Sony may also be required to provide additional funding or debt guarantees to a joint venture, or dissolve a joint venture, whether as a result of significant or persistent underperformance, or otherwise.

Sony may not be able to recoup the capital expenditures or investments it makes to increase production capacity.

Sony continues to invest in production equipment in the CPS and PDS segments. One example is an additional investment by Sony in image sensor fabrication facilities to meet the increasing demand for image sensors. Sony invested approximately 120 billion yen to increase its image sensor fabrication capacity for the year ended March 31, 2012. If unforeseen market changes and corresponding decline in demand result in a mismatch between sales volume and anticipated production volumes, or if unit sales prices decline due to market oversupply, Sony may not be able to recover its capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which may adversely affect Sony’s profitability.

Increased reliance on external business partners may increase financial, brand image, reputational and other risks to Sony.

With the increasing necessity of pursuing quick business development and high operating efficiency with limited managerial resources, Sony increasingly relies on third-party suppliers and business partners for parts and components, software and network services. Sony also relies on other business partners to provide software technologies, such as the Android OS for mobile products, and services. As a result of this reliance on third-party suppliers and business partners, Sony’s products or services may be affected by quality issues caused by the failure of third-party parts and components, software, or network services. Moreover, third-party parts and components, software and network services used in Sony products or services may be subject to copyright or patent infringement claims. Third-party business partners may also give priority to competitor products and services over Sony’s and discontinue support, or otherwise change business terms for Sony’s products and services. Such issues resulting from reliance on third-party suppliers and business partners for parts and components, software, and network services may adversely affect Sony’s operating results, brand image or reputation. Sony has also become more reliant upon outsourced manufacturing services for product and component supply in the CPS segment, particularly in the television business. If Sony cannot adequately manage these outsourcing relationships, or if natural disasters or other events affect Sony’s business partners, Sony’s production operations may be adversely affected. Sony may not be able to achieve target volume or quality levels, and may face a risk of the loss of proprietary technology or know-how. Sony also consigns activities including certain procurement, logistics, sales, data processing, human resources, accounting, and other services, to external business partners. Sony’s operations may be affected if the external business partners do not comply with applicable laws or regulations, or if they infringe third-party intellectual property rights, or if they are subject to business or service interruption caused by accidents, natural disasters or bankruptcies.

Sony must efficiently manage its procurement of parts and components, the market conditions for which are volatile, and control its inventory of products, parts, and components, the demand for which is volatile.

In the CPS and PDS segments, Sony uses a large volume of parts and components, such as semiconductors including chipsets for mobile products, and LCD panels, for its products. Fluctuations in the availability and pricing of parts and components can adversely affect Sony’s operating results. For instance, shortages of parts or components may result in sharply higher prices and an increase in the cost of goods sold. Also, shortages of critical parts or components, particularly where Sony is substantially reliant on one supplier, may result in a reduction or suspension of production at Sony’s manufacturing sites. Additionally, the prices of parts or components fluctuate with the prices of underlying basic or raw materials, such as petrochemical products, cobalt, copper, and rare earth elements, which can also affect the cost of goods sold.

Sony places orders for parts and components in line with production and inventory plans determined in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict. Inaccurate forecasts of consumer demand or inadequate management can lead to a shortage or excess of inventory, which can disrupt production plans and result in lost sales opportunities or inventory adjustments. Sony writes down the value of its inventory when the underlying parts, components or products have become obsolete, when inventory levels exceed the amount expected to be used, or when the value of the inventory is otherwise recorded at a value higher than net realizable value. In the past, for example, Sony has experienced a shortage of certain semiconductors and LCD panels, which resulted in Sony’s inability to meet consumer demand for its PCs and audio visual products, as well as a surplus in certain semiconductors and LCD panels that resulted in inventory write-downs when the prices of these parts and components fell. More recently, Sony has been faced with shortages of certain parts and components as a result of the damage to its suppliers caused by the Great East Japan Earthquake, the massive earthquake and tsunami that occurred in Japan in March 2011 and the floods in Thailand that began in the second half of 2011 (the “Floods”). Such lost sales opportunities, inventory adjustments, or shortages of parts and components have had and may in the future have an adverse impact on Sony’s operating results and financial condition.

Sony’s sales and profitability are sensitive to economic, employment and other trends in Sony’s major markets.

Sony’s sales and profitability are sensitive to economic, employment and other trends in each of the major markets in which Sony operates. These markets may be subject to significant economic downturns, having an adverse impact on Sony’s operating results and financial condition. In the fiscal year ended March 31, 2012, 32.4 percent, 19.5 percent and 18.7 percent of Sony’s sales were attributable to Japan, Europe and the U.S., respectively. Additionally, Sony’s operating results are increasingly impacted by Sony’s ability to realize its growth goals in emerging markets such as Brazil, Russia, India and China.

Sony’s operating results depend on the demand from consumers and commercial customers and the performance of retailers, wholesalers and distributors. An actual or expected deterioration of economic conditions in any of Sony’s major markets, such as the recent debt crises in Europe, may depress consumer confidence and spending, resulting in an actual decline in consumption. Commercial customers and other business partners may experience deterioration in their own businesses mainly due to cash flow shortages, difficulty in obtaining financing and reduced end-user demand, resulting in reduced demand for Sony’s products and services. Commercial customers’ difficulty in fulfilling their obligations to Sony may also have an adverse impact on Sony’s operating results and cash flows. Sony’s suppliers are also susceptible to similar conditions that may impact their ability to fulfill their contractual obligations and may adversely impact Sony’s operating results if products and services cannot be obtained at competitive prices.

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

Exchange rate fluctuations affect Sony’s operating profitability because many of Sony’s products are sold in countries other than the ones in which they were developed and/or manufactured. For example, within the CPS and PDS segments, research and development and headquarters’ overhead costs are incurred mainly in yen, and manufacturing costs, including material costs, are mainly incurred in the U.S. dollar and yen. Sales are dispersed and recorded in Japanese yen, the U.S. dollar, euro, Chinese renminbi, and local currencies of other areas, including emerging markets. Since the currency in which sales are recorded may not be aligned with the currency in which the expenses are incurred, foreign exchange rate fluctuations, particularly fluctuations of the euro exchange rate against the yen and the U.S. dollar may affect Sony’s operating results. In addition, as Sony’s businesses have expanded in China and other areas, including emerging markets, the impact of fluctuations of foreign currencies in these areas against yen and the U.S. dollar has increased. If the values of foreign currencies including the U.S. dollar and euro fluctuate significantly more than expected in the foreign exchange markets, Sony’s operating results and financial condition may be adversely affected. Mid- to long-term changes in exchange rate levels may interfere with Sony’s global allocation of resources and hinder Sony’s ability to engage in research and development, procurement, production, logistics, and sales activities in a manner that is profitable after the effect of such exchange rate changes.

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

Sony’s consolidated statements of income are prepared from the local currency denominated financial results of Sony Corporation’s subsidiaries around the world, which are then translated into yen at the monthly average currency exchange rate. Sony’s consolidated balance sheets are prepared using the local currency denominated assets and liabilities of Sony Corporation’s subsidiaries around the world, which are translated into yen at the market exchange rate at the end of each financial period. A large proportion of Sony’s consolidated financial results, assets and liabilities is accounted for in currencies other than the Japanese yen. For example, only 32.4 percent of Sony’s sales in the fiscal year ended March 31, 2012 were recorded in Japan. Accordingly, Sony’s consolidated financial results and the assets and liabilities in Sony’s businesses (excluding the Financial Services segment) that operate internationally may be materially affected by changes in the exchange rates of foreign currencies when translating into Japanese yen. Foreign exchange rate fluctuations have had and may in the future have an adverse impact on Sony’s operating results and financial condition, especially when the yen strengthens significantly against the U.S. dollar, the euro or other foreign currencies.

The significant volatility and disruption in the global financial markets or a ratings downgrade may adversely affect the availability and cost of Sony’s funding.

The global financial markets may experience significant levels of volatility and disruption, generally putting downward pressure on financial and other asset prices and impacting credit availability. Historically, Sony’s primary sources of funds are cash flows from operations, the issuance of commercial paper and other debt securities such as term debt as well as borrowings from banks and other institutional lenders. There can be no assurance that such sources will continue to be available at acceptable terms. If market disruption and volatility occur, and if Sony cannot raise sufficient funds through the issuance of commercial paper or term debt, Sony may draw down funds from contractually committed lines of credit from financial institutions or seek other sources of funding, including the sale of assets, in order to repay commercial paper and term debt as they become due, and to meet other liquidity needs. There can be no assurance that under such market conditions such funding sources will be available at acceptable terms or sufficient to meet Sony’s requirements. In turn, any such funding disruptions could have a material adverse impact on Sony’s operating results, financial condition and liquidity.

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

Sony’s operations are conducted in many countries around the world, and these international operations can create challenges. For example, in the CPS and PDS segments, production and procurement of products, parts and components in China and other Asian countries increases the time necessary to supply products to other markets worldwide, which can make it more difficult to meet changing customer demand. Further, in certain countries, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as cultural and religious conflicts, non-compliance with expected business conduct, local regulations, trade policies and taxation laws, and a lack of adequate infrastructure. Moreover, changes in local regulations, trade policies, taxation laws, local content regulations, business or investment permit approval requirements, foreign exchange controls, import or export controls, or the nationalization of assets or restrictions on the repatriation of returns from foreign investments in major markets and regions may affect Sony’s operating results. For example, a labor dispute or a change of labor regulations or policies may significantly change local labor environments. Such a condition in China or another country in which Sony or a partner manufactures could cause interruption in production and shipping of Sony’s products and parts, a sharp rise in local labor costs, or a shortage of well-trained employees, which may adversely affect Sony’s operating results. If international or domestic political and military instability disrupts Sony’s business operations or those of its business partners, or depresses consumer confidence in those regions, Sony’s operating results and financial condition may be adversely affected. In addition, the time required to recover from disruptions, whether caused by these factors or other causes, such as natural disasters or pandemics, may be greater in certain countries. Moreover, as emerging markets are becoming increasingly important to its operations, Sony becomes more susceptible to the above-mentioned risks, which may have an adverse impact on its operating results and financial condition.

Sony’s success depends on the ability to recruit and retain skilled technical employees and management professionals.

In order to continuously develop, design, manufacture, market, and sell successful electronics products, including networked products as well as software, including game, video and music content, in increasingly competitive markets, Sony must attract and retain key personnel, including its executive team, other management professionals, creative talent and skilled employees such as hardware and software engineers. However, there is high demand for such skilled employees, and Sony may be unable to attract or retain qualified employees to keep up with future business needs. If this should happen, it may adversely affect Sony’s operating results and financial condition.

Sony may not be successful in integrating its business strategies and operations across different business units to increase the competitiveness of hardware, software, entertainment content and network services.

Sony believes that integrating its hardware, software, entertainment content and network services is essential for differentiating itself in the marketplace and will lead to revenue growth and profitability. However, this strategy depends on the continuing development (both inside and outside of Sony) of network services technologies, strategic and operational coordination and prioritization among Sony’s various business units and sales channels, and the standardization of technological and interface specifications across Sony’s networked products and business groups and industry-wide. Furthermore, in such a competitive business environment, which continuously changes with new entrants, it is critical for Sony to continuously introduce enhanced and competitively priced hardware that is seamlessly connected to network platforms, with user interfaces that are innovative and attractive to consumers. Sony also believes that it is essential to be able to provide competitive and differentiated content-based service offerings that include Sony and third-party licensed audio, video and game content from major motion pictures and television studios, music labels, game publishers and book publishers. If Sony is not successful in implementing this strategy, it may adversely affect Sony’s reputation, competitiveness and profitability.

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

Sales of Sony’s consumer products including game hardware are particularly sensitive to the seasonality of consumer demand.

Sony’s game business offers a relatively small range of hardware, including PlayStation®2, PSP® (PlayStation Portable), PlayStation®3 and PlayStation®Vita and a significant portion of overall demand is weighted towards the year-end holiday season. Sony’s other consumer products are also dependent upon demand during the year-end holiday season. As a result, changes in the competitive environment, changes in market conditions, delays in the release of consumer products, including highly anticipated game software titles and insufficient supply of hardware during the year-end holiday season can adversely impact Sony’s operating results.

The sales and profitability of Sony’s game business, including network services, depend on the penetration of its gaming platforms which is sensitive to software line-ups, including software produced by third-party developers and publishers.

In Sony’s game business, the penetration of gaming platforms is a significant factor driving sales and profitability, which is affected by the ability to provide customers with sufficient software line-ups, including software produced by third-party developers and publishers, and network services. Software line-ups and network services affect not only software sales and profitability, as in many other content businesses, but also affect the penetration of gaming platforms, which can affect hardware and network services sales and profitability. There is no assurance that game software developers and publishers will continue to develop and release software regularly or at all, and discontinuance or delay of software development may adversely affect Sony’s operating results.

Sony’s content businesses, including the Pictures and Music segments, game and other businesses, are subject to digital theft and illegal downloading, which have become increasingly prevalent with the development of new technologies and the availability of high-speed Internet connections.

The development and declining prices of digital technology along with the increased penetration and speed of Internet connections and the availability of content in digital formats have created risks with respect to Sony’s ability to protect the copyrighted content of the Pictures and Music segments, game business and other businesses from digital theft and counterfeiting. In particular, advances in software and technology that enable the duplication, transfer or downloading of digital media files from the Internet and other sources without authorization from the owners of the rights to such content have adversely impacted and continue to threaten the conventional copyright-based business model by making it easier to create, transmit, and redistribute high quality, unauthorized digital media files. The availability of unauthorized content significantly contributes to a decrease in legitimate product sales and puts pressure on the price of legitimate product, which may adversely affect Sony’s operating results. Sony has incurred and will continue to incur expenses to help protect its intellectual property, to develop new services for the authorized digital distribution of motion pictures, television programs, music, and video games, and to combat unauthorized digital distribution of its copyrighted content. These initiatives will increase Sony’s near-term expenses and may not achieve their intended result.

Operating results for Sony’s Pictures and Music segments vary according to worldwide consumer acceptance and the availability of competing products and entertainment alternatives.

Operating results for the Pictures and Music segments can fluctuate depending primarily upon worldwide consumer acceptance of their products, which is difficult to predict. Moreover, the Pictures segment must invest substantial amounts in motion picture and television productions and broadcast programming before learning the extent to which these products will earn consumer acceptance. Similarly, the Music segment must make significant upfront investments in artists before being able to determine how that artist and the artist’s recordings will be received by the consumer. The commercial success of Sony’s Pictures and Music segments’ products depends upon consumer acceptance of other competing products released at or near the same time, and the availability of alternative forms of entertainment and leisure activities, including many online options. Underperformance of a motion picture or television production, especially an “event” or “tent-pole” film, may have an adverse effect on the Pictures segment’s operating results in the year of release or exhibition, and in future years given the high correlation between a product’s initial release or exhibition and subsequent revenue from other distribution markets, such as home entertainment and television. In a similar manner, the underperformance of a recorded music release may have an adverse effect on the Music segment’s operating results in the fiscal year of release.

Increases in the costs of producing, acquiring, or marketing entertainment content may adversely affect operating results in Sony’s Music and Pictures segments.

The success of Sony’s Music segment is highly dependent on finding and establishing artists, songwriters and music publishing catalogs that appeal to customers over the long term. If the Music segment is unable to find and establish new talented artists and songwriters, its operating results may be adversely affected. Competition with other entertainment companies to identify, sign and retain such talent is intense as is the competition to sell their music. In the Pictures segment, high demand for top talent continues to contribute to increases in the cost of producing motion picture and television products. Competition with other entertainment companies to acquire motion picture and television products is intense, and could result in increased acquisition-related spending. Overall increases in production and acquisition costs of the Pictures segment’s products, as well as increases in the costs to market these products, may adversely impact the segment’s operating results.

The continuing decline in physical media sales of audio and video content and the adoption of new technologies by consumers may adversely affect operating results in Sony’s Music and Pictures segments.

Industry-wide trends such as the general maturation of physical media formats, including CD, DVD and Blu-ray Disc™ formats, the shift to online distribution of audio and video content, the deteriorating financial condition of some major retailers and increased competition for retailer shelf space have contributed to and may continue to contribute to an industry-wide decline in the worldwide sales of physical media formats. In addition, rapid changes in technology and the adoption of new technology by consumers have impacted the timing and manner in which consumers acquire and view entertainment products. While newer models for selling entertainment content have emerged, such as kiosk and mail order rentals, legal digital distribution through the Internet, and distribution of entertainment content to mobile phones and other portable electronic devices, these revenue streams have not been sufficient to offset the decline in physical media sales that have affected and may continue to affect the operating results of Sony’s Music and Pictures segments and disc manufacturing business.

Operating results of Sony’s Pictures segment may be adversely affected by changes in advertising markets or by the failure to renew, or renewal on less favorable terms of, television carriage contracts (broadcasting agreements).

The Pictures segment’s television operations, including its worldwide television networks, derive substantial revenues from the sale of advertising on a variety of platforms, and a decline in overall spending within the advertising market may have an adverse effect on the segment’s sales and operating results. The strength of the advertising market can fluctuate in response to the economic prospects of specific advertisers or industries, advertisers’ current spending priorities and the economy in general, and this may adversely affect the growth rate of the segment’s advertising sales. The Pictures segment also recognizes sales from the licensing of its image-based software, including its motion picture and television content, to U.S. and international television networks, where a decline in the networks’ ability to generate advertising and subscription revenues may adversely impact the license fees paid by these networks to the Pictures segment. The Pictures segment also depends on third-party cable, satellite and other distribution systems to distribute its worldwide television networks. The failure to renew or renewal on less favorable terms of television carriage contracts (broadcasting agreements) with these third-party distributors may adversely affect the Pictures segment’s ability to generate advertising and subscription sales through its worldwide television networks.

Sony’s Pictures segment is subject to labor interruption.

The Pictures segment and certain of its suppliers are dependent upon highly specialized union members, including writers, directors, actors and other talent, and trade and technical employees, who are covered by union contracts and are essential to the development and production of motion pictures and television programs. A strike by one or more of these unions, or the possibility of a strike, work slowdown or work stoppage caused by uncertainties about, or the inability to reach agreement on, a new contract could delay or halt production activities. Such a delay or halt, depending on the length of time involved, could cause a delay or interruption in the release of new motion pictures and television programs and thereby may adversely affect operating results and cash flows in the Pictures segment. An inability to reach agreement on one or more of these union contracts or renewal on less favorable terms may also increase costs within Sony’s Pictures segment and have an adverse effect on operating results.

Sony’s Financial Services segment operates in highly regulated industries, and new rules, regulations and regulatory initiatives by government authorities may adversely affect the flexibility and the operating results of the Financial Services segment.

Sony’s Financial Services segment operates in industries subject to comprehensive regulation and supervision, including the Japanese insurance and banking industries. Future developments or changes in laws, regulations, or policies and their effects are unpredictable and may lead to increased compliance costs or limitations on operations in the Financial Services segment. Due to Sony’s common branding strategy, compliance failures in any of its businesses within Sony’s Financial Services segment may have an adverse impact on the overall business reputation of the Financial Services segment. Furthermore, additional compliance costs may adversely affect the operating results of Sony’s Financial Services segment. In addition, Sony Corporation’s ability to receive funds from its affiliate Sony Financial Holdings in the form of financial support or loans is restricted by guidelines issued by regulatory agencies in Japan. If these regulations change in the future, it may further reduce Sony Corporation’s ability to receive funds for its use.

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

Sony engages in asset liability management (“ALM”) in an effort to manage the investment assets within the Financial Services segment in a manner appropriate to Sony’s liabilities, which arise from the insurance policies Sony underwrites in both its life insurance and non-life insurance businesses and the deposits, borrowings and other liabilities in its banking business. ALM considers the long-term balance between assets and liabilities in an effort to ensure stable returns. Any failure to appropriately conduct Sony’s ALM activities, or any significant changes in market conditions beyond what Sony’s ALM may reasonably address, may have an adverse effect on the financial condition and operating results of its Financial Services segment. In particular, because Sony Life’s liabilities to policyholders generally have longer durations than its investment assets, which are concentrated in long-term Japanese national government bonds, lower interest rates tend to reduce yields on Sony Life’s investment portfolio while guaranteed yields (assumptions used for calculation of policy reserve provisions) remain generally unchanged on outstanding policies. As a result, Sony Life’s profitability and long-term ability to meet policy commitments may be adversely affected.

The investment portfolio within Sony’s Financial Services segment exposes Sony to a number of additional risks other than the risks related to declines in the value of equity securities and changes in interest rates.

In Sony’s Financial Services segment, generating stable investment income is important to its operations, and Sony’s investments are concentrated in long-term Japanese national government bonds, although Sony also has investments in a variety of asset classes, including shorter-term Japanese national government bonds, Japanese local government and corporate bonds, foreign government and corporate bonds, Japanese stocks, loans and real estate. In addition to risks related to changes in interest rates and the value of equity securities, the Financial Services segment’s investment portfolio exposes Sony to a variety of other risks, including foreign exchange risk, credit risk and real estate investment risk, any or all of which may have an adverse effect on the operating results and financial condition of the Financial Services segment. For example, mortgage loans account for 89.7 percent of the total loan balance or 39.7 percent of the total assets of Sony Bank Inc. (“Sony Bank”) as of March 31, 2012. An increase in non-performing loans or a decline in the prices of real estate, the collateral for these mortgage loans provided by Sony Bank, may have an adverse effect on the creditworthiness of Sony Bank’s loan portfolio and increase credit-related costs for Sony Bank.

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

If the actual experience of Sony’s insurance businesses becomes significantly less favorable than its assumptions or estimates, its policy reserves may be inadequate. Any changes in regulatory guidelines or standards with respect to the required level of policy reserves may also require that Sony establish policy reserves based on more stringent assumptions, estimates or actuarial calculations. Such events may result in a need to increase provisions for policy reserves, which may have an adverse effect on the operating results and financial condition of the Financial Services segment. Furthermore, actual insurance claims that are higher than the estimated provision for policy reserves due to the occurrence of catastrophic events such as earthquakes or pandemic diseases in Japan may have an adverse effect on the operating results and financial condition of the Financial Services segment.

Sony’s physical facilities and information systems are subject to damage as a result of catastrophic disasters, outages, malfeasance or similar events. Such an unexpected catastrophic event may also lead to supply chain and production disruptions as well as lower demand from commercial customers, resulting in an adverse impact on Sony’s operating results.

Sony’s headquarters and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the risk of earthquakes is relatively high compared to other parts of the world. In addition, offices and facilities used by Sony, its service providers and business partners, including those used for data center operation, research and development, material procurement, manufacturing, motion picture and television program production, logistics, sales and services are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of unexpected catastrophic events such as natural disasters, pandemic diseases, terrorist attacks, large-scale power outages and large-scale fires. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it may disrupt Sony’s operations, delay production, interrupt shipments and postpone the recording of sales, and result in large expenses to repair or replace these facilities or offices. In addition, if Sony’s suppliers are damaged by such catastrophic events, Sony may be exposed to supply shortages of raw materials, parts or components, which may result in a reduction or suspension of production, interruption of shipment and delays in product launches. Sony may also be exposed to price increases for raw materials, parts and components, and lower demand from commercial customers.

For example, the Floods and the Great East Japan Earthquake caused damage to certain fixed assets including buildings, machinery and equipment as well as inventories at manufacturing sites and warehouses. In addition, production at several manufacturing facilities was forced to cease temporarily or was reallocated to other facilities. Sony was also adversely impacted by the postponement of certain product launches as well as by significantly lower demand from commercial customers resulting from industry-wide supply chain disruptions.

Another major earthquake in Japan, especially in Tokyo where Sony headquarters are located, the Tokai area where many of Sony’s product manufacturing sites are located, or the Kyushu area, where Sony’s semiconductor manufacturing sites are located, could cause greater damage to Sony’s business operations than the Great East Japan Earthquake, which may adversely affect Sony’s operating results and financial condition.

Moreover, as network and information systems have become increasingly important to Sony’s operating activities, the impact that network and information system shutdowns may have on Sony’s operating activities increases. Shutdowns may be caused by events similar to those described above or other unforeseen events, such as software or hardware defects, computer viruses and computer hacking. For example, Sony’s network services, online game business and websites of certain subsidiaries experienced a series of cyber-attacks that resulted in a temporary interruption in services during the fiscal year ended March 31, 2012.

Similar events in the future may result in the disruption of Sony’s major business operations, delays in production, shipments and recognition of sales, and large expenditures necessary to enhance, repair or replace such facilities and network and information systems. Furthermore, Sony may not be able to obtain sufficient insurance in the future to cover the resulting expenditures and losses, and insurance premiums may increase. These situations may have an adverse impact on Sony’s operating results and financial condition.

Sony’s brand image, reputation and business may be harmed and Sony may be subject to legal claims if there is loss, disclosure, misappropriation, or alteration of, or unauthorized access to, its customers’ or its business partners’ or its own information, or other breaches of its information security.

Sony makes extensive use of information technology, online services and centralized data processing, including through third-party service providers. The secure maintenance and transmission of customer information is a critical element of Sony’s operations. Sony’s information technology and other systems that maintain and transmit such information, or those of service providers or business partners, and the security of such information possessed by Sony or its business partners may be compromised by a malicious third-party or a manmade or natural event, or impacted by advertent or inadvertent actions or inactions by Sony employees, or those of a third-party service provider or business partner. As a result, customer information may be lost, disclosed, misappropriated, altered or accessed without consent. For example, Sony’s network services, online game business and websites of certain subsidiaries have been subject to cyber-attacks by groups and individuals with a wide range of motives and expertise, resulting, in some instances, in unauthorized access to and the potential or actual theft of customer information.

In addition, Sony, third-party service providers and other business partners process and maintain proprietary Sony business information and data related to Sony’s business, commercial customers, suppliers and other business partners. Sony’s information technology and other systems that maintain and transmit this information, or those of service providers or business partners, and the security of such information possessed by Sony or its business partners may also be compromised by a malicious third party or a manmade or natural event, or impacted by advertent or inadvertent actions or inactions by Sony employees or those of a third-party service provider or business partner. As a result, Sony’s business information and customer, supplier, and other business partner data may be lost, disclosed, misappropriated, altered, or accessed without consent.

Further, the confidentiality, integrity and availability of products and services provided by Sony or its service providers or business partners may be compromised by malicious third parties or manmade or natural events, or impacted by advertent or inadvertent actions or inactions by Sony employees or those of a third-party service provider or business partner. For example, Sony’s websites have been subjected to denial-of-service and other attacks.

Any such loss, disclosure, misappropriation, or alternation of, or access to, customers’, business partners’ or other information, or other breach of Sony’s information security including that of its products and services can result in legal claims or legal proceedings, including regulatory investigations and actions, and may have a serious impact on Sony’s brand image and reputation and adversely affect Sony’s businesses, operating results and financial condition. Furthermore, the loss, disclosure misappropriation, or alteration of, or access to, Sony’s business information or adverse effects on the confidentiality, integrity, or availability of its products or services may adversely affect Sony’s businesses, operating results and financial condition.

Sony’s business may suffer as a result of adverse outcomes of current or future litigation and regulatory actions.

Sony faces the risk of litigation and regulatory proceedings in different countries in connection with its operations. Legal proceedings, including regulatory actions, may seek to recover very large indeterminate amounts or to limit Sony’s operations, and the possibility that they may arise and their magnitude may remain unknown for substantial periods of time. For example, legal proceedings, including regulatory actions, may result from antitrust scrutiny of market practices for anti-competitive conduct. A substantial legal liability or adverse regulatory outcome and the substantial cost to defend the litigation or regulatory proceedings may have an adverse effect on Sony’s business, operating results, financial condition, cash flows and reputation.

Sony is subject to financial and reputational risks due to product quality and liability issues.

Sony products, such as consumer products, non-consumer products, parts and components, semiconductors, software as well as network services are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur and as demand increases for mobile products and online services. This trend may increase product quality and liability exposure. Sony’s efforts to manage the rapid advancements in technologies and increased demand towards mobile products and online services as well as to control product quality may not be successful. As a result, Sony may incur expenses in connection with, for example, product recalls, and after-sales services. In addition, allegations of safety issues related to Sony products, or lawsuits, regardless of merit, may adversely impact Sony’s brand image and reputation as a producer of high-quality products and services, and, therefore, its operating results and financial condition may suffer. These issues are relevant to Sony products sold directly to customers and also to products of other companies that are equipped with Sony’s components, such as semiconductors.

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

Further losses in jurisdictions where Sony has established valuation allowances against deferred tax assets, the inability for Sony to fully utilize its deferred tax assets, exposure to additional tax liabilities or changes in Sony’s tax rates could adversely affect net income (loss) attributable to Sony Corporation’s stockholders and Sony’s financial condition.

Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of Sony’s business there are many situations where the ultimate tax determination can be uncertain, sometimes for an extended period. The calculation of Sony’s tax provision and the carrying value of tax assets and liabilities requires significant judgment and the use of estimates, including estimates of future taxable income.

Deferred tax assets are evaluated on a jurisdiction by jurisdiction basis. In certain jurisdictions, Sony has established valuation allowances against deferred tax assets, including net operating loss carryforwards, where it has concluded that the deferred tax assets are not more likely than not to be realized. A large net loss attributable to Sony Corporation’s shareholders was recorded in the fiscal year ended March 31, 2012 due to the recording of a non cash tax expense related to the establishment of valuation allowances against deferred tax assets, predominantly in the U.S. As of March 31, 2012, Sony had valuation allowances principally in the following jurisdictions: (1) Sony Corporation and its national filing group in Japan, as well as for local taxes in a number of Japanese subsidiaries; (2) Sony Americas Holding Inc. and its consolidated tax filing group in the U.S.; (3) Sony Mobile Communications AB in Sweden; and (4) Sony Europe Limited in the U.K. In jurisdictions where valuation allowances have been established, no tax benefit will be recorded against any continuing losses and as a result, net income (loss) attributable to Sony Corporation’s stockholders and Sony’s financial condition could be adversely affected.

Additionally, deferred tax assets could expire unused or otherwise not be realizable, if Sony is unable to implement tax planning strategies or generate sufficient taxable income in the appropriate jurisdiction in the future (from operations and/or tax planning strategies) to utilize them, or if Sony enters into transactions that limit its legal ability to use them. As a result, Sony may lose any associated cash tax reduction available in future periods. If it becomes more likely than not that any of Sony’s remaining deferred tax assets without valuation allowances will expire unused and are not available to offset future taxable income, or otherwise will not be realizable, Sony will have to recognize an additional valuation allowance, increasing income tax expense. Net income (loss) attributable to Sony Corporation’s stockholders and Sony’s financial condition could be adversely affected when the deferred tax assets expire unused or in periods in which an additional valuation allowance is recorded.

A key factor in the evaluation of the deferred tax assets and the valuation allowance is the determination of the uncertain tax positions related to the adjustments for Sony’s intercompany transfer pricing. Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of Sony’s business there are many transactions, including intercompany charges, where the ultimate tax determination is uncertain. Sony is subject to continuous examination of its income tax returns by tax authorities and, as a result, Sony regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. Significant judgment is required in making these assessments and, as additional evidence becomes available in subsequent periods, the ultimate outcomes for Sony’s uncertain tax positions and, accordingly, its valuation allowance assessments may potentially have an adverse impact on net income (loss) attributable to Sony Corporation’s stockholders and Sony’s financial condition.

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

Sony has a significant amount of goodwill, intangible assets and other long-lived assets. A decline in financial performance, market capitalization or changes in estimates and assumptions used in the impairment analysis, which in many cases require significant judgment, could result in impairment charges. Sony tests goodwill and intangible assets that are determined to have an indefinite life for impairment during the fourth quarter of each fiscal year and assesses whether factors or indicators, such as unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, have become apparent that would require an interim test. The recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value.

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

Sony is subject to a broad range of social responsibility laws and regulations covering issues related, inter-alia, to the environment, occupational health and safety, labor practices and human rights. These include laws and regulations relating to air pollution; water pollution; the management, elimination or reduction of the use of hazardous substances; energy efficiency of certain products; waste management; recycling of products, batteries and packaging materials; site remediation; worker and consumer health and safety; and human rights issues such as those related to the procurement and production processes. For example, Sony is currently required to comply with:

•

Environmental regulations enacted by the EU, such as the Restriction of Hazardous Substances (“RoHS”) Directive, the Waste Electrical and Electronic Equipment (“WEEE”) Directive, the ecodesign requirements for Energy-related Products (“ErP”) Directive and the Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”) regulation;

•	Regulations or governmental policies related to climate change issues such as carbon disclosure, greenhouse gas emission reduction, carbon taxes and energy efficiency for electronics products;

•	“Cap and trade” and other systems for reducing emissions (such as the Tokyo Metropolitan Government’s “Obligation to Reduce Absolute Green House Gas Emissions and Emissions Trading System”); and

•	Laws and regulations related specifically to purchasing activities, including raw materials procurement, in respect of the environment, human rights, labor and armed conflict.

Additionally, there is growing consumer focus on labor practices, including the working environment, and environmental initiatives at manufacturers of consumer electronics components and products, particularly in the Asian region.

These social responsibility laws and regulations may become more significant, and additional social responsibility laws and regulations may be adopted in the future. Such new laws and regulations may result in an increase in Sony’s cost of compliance. Additionally, if Sony is not perceived as having responded to existing and new laws and regulations in these varied areas, it may result in fines, penalties, legal judgments or other costs or remediation obligations, and may adversely affect Sony’s operating results and financial condition. In addition, such a finding of non-compliance, or the perception that Sony has not responded appropriately to growing consumer concern for such issues, whether or not legally required to do so, may adversely affect Sony’s reputation. Sony’s operating results and financial condition may also be adversely affected if consumers therefore choose to purchase products of other companies.

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

Sony Corporation is incorporated in Japan with limited liability. A majority of Sony’s directors and corporate executive officers are non-U.S. residents, and a substantial portion of the assets of Sony Corporation and the assets of Sony’s directors and corporate executive officers are located outside the U.S. As a result, it may be more difficult for investors to enforce against Sony Corporation or such persons, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal and state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the U.S.

Item 4.	Information on the Company

A.	History and Development of the Company

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

In March 1968, Sony Corporation established CBS/Sony Records Inc. in Japan, as a 50-50 joint venture company between Sony Corporation and CBS Inc. in the U.S. In January 1988, the joint venture became a wholly-owned subsidiary of Sony Corporation, and in April 1991, changed its name to Sony Music Entertainment (Japan) Inc. (“SMEJ”). In November 1991, SMEJ was listed on the Second Section of the TSE.

In September 1970, Sony Corporation was listed on the New York Stock Exchange.

In August 1979, Sony Corporation established Sony Prudential Life Insurance Co., Ltd. in Japan, as a 50-50 joint venture company between Sony Corporation and The Prudential Insurance Company of America. In April 1991, the joint venture changed its name to Sony Life Insurance Co., Ltd. (“Sony Life”). In March 1996, Sony Life became a wholly-owned subsidiary of Sony Corporation, and in April 2004, with the establishment of Sony Financial Holdings Inc. (“SFH”), a financial holding company, Sony Life became a wholly-owned subsidiary of SFH.

In July 1984, Sony Magnescale Inc., a subsidiary of Sony Corporation, was listed on the Second Section of the TSE. The subsidiary changed its name to Sony Precision Technology Inc. in October 1996 and then to Sony Manufacturing Systems Corporation in April 2004. In April 2012, Sony Manufacturing Systems was merged into Sony EMCS Corporation.

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

In November 1993, Sony established Sony Computer Entertainment Inc. (“SCEI”) in Japan.

In January 2000, acquisition transactions by way of a share exchange were completed such that three subsidiaries which had been listed on the TSE — SMEJ, Sony Chemicals Corporation (currently Sony Chemical & Information Device Corporation), and Sony Precision Technology Inc. (which was merged into Sony EMCS Corporation) — became wholly-owned subsidiaries of Sony Corporation.

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

In October 2001, Sony Ericsson Mobile Communications AB (“Sony Ericsson”), a 50-50 joint venture company between Sony Corporation and Telefonaktiebolaget LM Ericsson (“Ericsson”) of Sweden, was established. In February 2012, Sony acquired Ericsson’s 50 percent equity interest in Sony Ericsson. As a result of the acquisition, Sony Ericsson became a wholly-owned subsidiary of Sony and changed its name to Sony Mobile Communications AB (“Sony Mobile”).

In October 2002, Aiwa Co., Ltd. (“Aiwa”), then a TSE-listed subsidiary, became a wholly-owned subsidiary of Sony Corporation. In December 2002, Aiwa was merged into Sony Corporation.

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

In April 2004, S-LCD Corporation (“S-LCD”), a joint venture between Sony Corporation and Samsung Electronics Co., Ltd. of Korea for the manufacture of amorphous thin film transistor (“TFT”) liquid crystal display (“LCD”) panels, was established in Korea. Sony’s stake in S-LCD is 50 percent minus 1 share. In January 2012, Sony sold all of its shares of S-LCD to Samsung Electronics Co., Ltd.

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

In December 2009, Sharp Display Products Corporation (“SDP”), a joint venture between Sony Corporation and Sharp Corporation for the production and sale of large-sized LCD panels and modules, was established. Sony’s ownership in SDP is 7 percent. In June 2012, Sony sold all of its shares in SDP to SDP.

Sony Corporation’s registered office is located at 7-1, Konan 1-chome, Minato-ku, Tokyo 108-0075, Japan, telephone +81-3-6748-2111.

The agent in the U.S. for purposes of this Item 4 is Sony Corporation of America (“SCA”), 550 Madison Avenue, New York, NY 10022 (Attn: Office of the General Counsel).

Principal Capital Investments

In the fiscal years ended March 31, 2010, 2011 and 2012, Sony’s capital expenditures (additions to “Property, plant and equipment” on the balance sheets) were 192.7 billion yen, 204.9 billion yen and 295.1 billion yen, respectively. Sony’s capital expenditures are expected to be approximately 210 billion yen during the fiscal year ending March 31, 2013. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects.” The funding requirements of such various capital expenditures are expected to be financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.

Sony invested approximately 150 billion yen in the semiconductor business during the fiscal year ended March 31, 2012, in addition to 50 billion yen during the fiscal year ended March 31, 2011. In September 2010, Sony announced its investment plan of approximately 40 billion yen in Sony Semiconductor Corporation’s Kumamoto Technology Center to increase production capacity for complementary metal-oxide semiconductor (“CMOS”) image sensors. This investment started in the second half of the fiscal year ended March 31, 2011 and was completed during the fiscal year ended March 31, 2012. During the fiscal year ended March 31, 2012, Sony invested approximately 100 billion yen in Sony Semiconductor Corporation’s Nagasaki Technology Center, to further increase the production capacity for CMOS image sensors. As a result of these two investment plans, Sony’s total production capacity for charged coupled devices (“CCDs”) and CMOS image sensors increased to approximately 50,000 wafers per month as of March 31, 2012.

B.	Business Overview

Sony is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game hardware and software. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales via the Internet. Sony is engaged in the development, production and acquisition, manufacture, marketing, distribution and broadcasting of image-based software, including motion picture, home entertainment and television products. Sony is also engaged in the development, production and acquisition, manufacture, and distribution of recorded music. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary. In addition to the above, Sony is engaged in a network services business and an advertising agency business in Japan.

Sony realigned its reportable segments from the first quarter of the fiscal year ended March 31, 2012, to reflect modifications to the organizational structure of its electronics businesses as of April 1, 2011. On February 15, 2012, Sony acquired Ericsson’s 50 percent equity interest in Sony Ericsson, and the company became a wholly-owned subsidiary of Sony. Accordingly, the Sony Ericsson segment that had been presented as a separate segment was renamed the Sony Mobile Communications (“Sony Mobile”) segment during the fourth quarter ended March 31, 2012. The business overview of Sony is presented in accordance with the realigned segments: Consumer Products & Services (“CPS”), Professional, Device & Solutions (“PDS”), Pictures, Music, Financial Services, and Sony Mobile and All Other. For further details, please refer to “Item 5. Operating and Financial Review and Prospects.”

Products and Services

Consumer Products & Services

The following table sets forth Sony’s CPS segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2010		2011		2012
	(Yen in millions)
Televisions	1,005,773	(27.6)	1,200,491	(31.8)	840,359	(27.4)
Home Audio and Video	302,678	(8.3)	285,297	(7.6)	241,885	(7.9)
Digital Imaging	664,502	(18.3)	642,570	(17.0)	497,957	(16.3)
Personal and Mobile Products	809,369	(22.3)	828,375	(22.0)	722,301	(23.6)
Game	840,711	(23.1)	798,405	(21.2)	744,285	(24.3)
Other	15,104	(0.4)	16,472	(0.4)	14,427	(0.5)

CPS Total	3,638,137	(100.0)	3,771,610	(100.0)	3,061,214	(100.0)

Televisions:

“Televisions” includes LCD televisions.

Home Audio and Video:

“Home Audio and Video” includes Blu-ray Disc™ players/recorders, home theater, home audio systems and DVD-Video players.

Digital Imaging:

“Digital Imaging” includes compact digital cameras, home-use video cameras and interchangeable single-lens cameras.

Personal and Mobile Products:

“Personal and Mobile Products” includes PCs and memory-based portable audio devices.

Game:

SCEI develops, produces, markets and distributes PlayStation®3 (“PS3”), PlayStation®Vita (“PS Vita”), PSP® (PlayStation®Portable) (“PSP”) and PlayStation®2 (“PS2”) hardware, related package software and Sony Entertainment Network (“SEN”) service. Sony Computer Entertainment America LLC (“SCEA”) and Sony Computer Entertainment Europe Ltd. (“SCEE”) market and distribute PS3, PS Vita, PSP and PS2 hardware, and develop, produce, market and distribute related package software and PSN service locally in the U.S. and Europe. SCEI, SCEA and SCEE enter into licenses with third-party software developers and publishers.

Professional, Device & Solutions

The following table sets forth Sony’s PDS segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2010		2011		2012
	(Yen in millions)
Professional Solutions	295,360	(27.3)	287,394	(26.9)	280,645	(29.0)
Semiconductors	299,715	(27.7)	358,396	(33.6)	375,891	(38.9)
Components	476,097	(44.1)	410,090	(38.5)	297,108	(30.7)
Other	9,812	(0.9)	10,694	(1.0)	13,959	(1.4)

PDS Total	1,080,984	(100.0)	1,066,574	(100.0)	967,603	(100.0)

Professional Solutions:

“Professional Solutions” includes broadcast- and professional-use products, and other B2B business.

Semiconductors:

“Semiconductors” includes CMOS image sensors, CCDs, system LSIs, small- and medium-sized LCD panels and other semiconductors. Sony transferred its small- and medium-sized LCD panels business to Japan Display Inc. on March 30, 2012.

Components:

“Components” includes batteries, audio/video/data recording media, storage media, optical pickups, chemical products*, and optical disk drives.

* Chemical products include materials and components for electronic devices such as anisotropic conductive films.

Pictures

Global operations in the Pictures segment encompass motion picture production, acquisition and distribution; television production, acquisition and distribution; television networks; digital content creation and distribution; operation of studio facilities; and development of new entertainment products, services and technologies, including 3D. SPE distributes entertainment in more than 159 countries.

SPE’s motion picture production organizations include Columbia Pictures, TriStar Pictures, Screen Gems and Sony Pictures Classics. Sony Pictures Digital Production operates Sony Pictures Imageworks, a digital production studio, and Sony Pictures Animation, a developer and producer of animated films. SPE also manages a studio facility, Sony Pictures Studios, which includes post production facilities, at SPE’s world headquarters in Culver City, California.

Sony Pictures Television (“SPT”) develops and produces television programming for broadcast, cable and first-run syndication, including scripted series, unscripted “reality” or “light entertainment,” daytime serials, game shows, animated series, made for television movies and miniseries and other programming. SPT also produces content for the Internet and mobile devices and operates Crackle, a multi-platform video entertainment network focusing on premium video content. Internationally, SPT produces local language programming in key markets around the world, some of which are co-produced with local partners, and sells SPE-owned formats in approximately 75 countries. SPT also owns or has investments in television networks with 120 channel feeds, which are available in more than 159 countries worldwide.

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

Sony conducts insurance and banking operations primarily through Sony Life, a Japanese life insurance company, Sony Assurance, a Japanese non-life insurance company, and Sony Bank, a Japanese Internet-based bank, which are all wholly-owned by SFH. Aside from SFH, during the fiscal year ended March 31, 2011, Sony divested a leasing and a portion of its credit card business in Japan conducted through Sony Finance International Inc. (“SFI”), a wholly-owned subsidiary of Sony Corporation. In November 2010, the leasing business was transferred to a newly established joint venture, the majority of which is held by a third-party leasing company, and has been accounted for under the equity method. Of SFI’s credit card businesses, some portions were divested during the fiscal year ended March 31, 2011 and the “Sony Card” business was transferred to Sony Bank in May 2011, completing the restructuring of SFI’s credit card businesses.

Sony Mobile Communications

On February 15, 2012, Sony acquired Ericsson’s 50 percent equity interest in Sony Ericsson and the company became a wholly-owned subsidiary of Sony and changed its corporate name. Sony Mobile undertakes product research, development, design, marketing, sales, production, distribution and customer services for mobile phones, accessories and applications.

All Other

All Other consists of various operating activities, including a Blu-ray Disc, DVD and CD disc manufacturing business, So-net (a subsidiary operating an Internet service provider business and various medical-related Internet services for healthcare professionals mainly in Japan), and a mobile phone original equipment manufacturing (“OEM”) business in Japan for wireless device customers. Sony’s products and services are generally unique to a single operating segment.

Sales and Distribution

Consumer Products & Services and Professional, Device & Solutions

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

Europe:

In Europe, Sony’s electronics products and services are marketed through sales subsidiaries including Sony Europe Limited, which is headquartered in the United Kingdom and has branches in European countries, and CJSC Sony Electronics in Russia.

China:

Sony markets its electronics products and services through Sony (China) Limited, Sony Corporation of Hong Kong Limited and other wholly-owned subsidiaries in China.

Asia-Pacific:

In Asia-Pacific, Sony’s electronics products and services are marketed through sales subsidiaries including Sony Taiwan Limited, Sony India Private Limited and Sony Electronics of Korea Corporation.

Other Areas:

In overseas areas other than the U.S., Europe, China and Asia-Pacific, Sony’s electronics products and services are marketed through sales subsidiaries including Sony Gulf FZE in the United Arab Emirates, Sony Brasil Ltda., Sony de Mexico S.A.de C.V. and Sony of Canada Limited.

PS3, PS Vita, PSP and PS2 hardware and related software are marketed and distributed by SCEI, SCEA, SCEE and subsidiaries in Asia. SEN is mainly operated by SNEI.

Hardware sales in the game business are dependent on the timing of the introduction of attractive software and a significant portion of overall demand is weighted towards the year-end holiday season.

Pictures

SPE generally retains all rights relating to the worldwide distribution of its internally produced motion pictures, including rights for theatrical exhibition, home entertainment distribution, pay and free television exhibition and other markets. SPE also acquires distribution rights to motion pictures produced by other companies and jointly produces and distributes films with other studios or production companies. These rights may be limited to particular geographic regions, specific forms of media or periods of time. SPE uses its own distribution service businesses, Sony Pictures Releasing and Sony Pictures Classics, for the U.S. theatrical release of its films and for the theatrical release of films acquired from and produced by others.

Outside the U.S., SPE generally distributes and markets its films through one of its Sony Pictures Releasing International subsidiaries. In certain countries, however, SPE has joint distribution or sub-distribution arrangements with other studios, or arrangements with independent local distributors or other entities.

The worldwide home entertainment distribution of SPE’s motion pictures and television programming (and programming acquired or licensed from others) is handled through Sony Pictures Home Entertainment (“SPHE”), except in certain countries where SPE has joint distribution or sub-distribution arrangements with other studios, or arrangements with independent local distributors. Product is distributed on DVD, Blu-ray, and various digital formats.

The worldwide television distribution of SPE’s motion pictures and television programming (and programming acquired or licensed from others) is handled through SPT. SPE’s library of television programming and motion pictures is licensed to broadcast and cable networks, including free and pay television, first-run and off-network syndication and digital distribution throughout the world.

SPE’s television networks are distributed to multiple distribution platforms such as cable, satellite platforms, Internet Protocol Television (IPTV) systems, and mobile operators for delivery to viewers around the world. These networks generate advertising and subscription revenues.

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

Sony owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business through a joint venture with a third-party investor in countries other than Japan primarily under the Sony/ATV name.

Financial Services

Sony Life conducts its life insurance business primarily in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner® sales employees and Partner independent sales agents. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2012, Sony Life employed 4,045 Lifeplanner® sales employees. As of the same date, Sony Life maintained an extensive service network including 91 Lifeplanner® retail offices and 27 regional sales offices in Japan. Sony Life also has one representative office in Beijing and Taipei, which opened in October 2008 and July 2009 respectively, for the purpose of researching the financial and life insurance market in China and Taiwan, respectively. In addition, Sony Life’s life insurance business also includes sales in the Philippines through Sony Life’s wholly-owned subsidiary, Sony Life Insurance (Philippines) Corporation. As part of its plan to expand its sales of individual annuity products, Sony Life established a Japanese joint venture company with AEGON N.V. The 50-50 joint venture, known as AEGON Sony Life Insurance Co., Ltd. was established in August 2009 and began operations in Japan in December 2009.

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

Sony Bank has conducted banking operations in Japan since June 2001. As an Internet bank focusing on the asset management and borrowing needs of individual customers, Sony Bank offers an array of products and services including yen and foreign currency deposits, investment trusts, mortgages and other individual loans. By using Sony Bank’s transaction channel, the “MONEYKit” service website, account holders can invest and manage assets according to their life plans over the Internet. As part of its plan to respond to its customers’ diverse asset management needs, Sony Bank launched online securities brokerage services through its wholly-owned subsidiary, Sony Bank Securities Inc., in October 2007. In May 2011, Sony Bank launched a credit card business in Japan by taking over the “Sony Card” business from SFI. On June 1, 2011, Sony Bank acquired SFI’s entire 57% equity interest in SmartLink Network, Inc. (“SLN”), resulting in SLN becoming a consolidated subsidiary of Sony Bank. SLN is an industry-leading provider of credit card settlement services to members of its Internet network. Sony Bank also has a representative office in Sydney, which opened in August 2011, for the purpose of researching the Australian financial market.

Sony Mobile Communications

Along with certain of its global corporate functions in London, Sony Mobile has sales and marketing operations in many major regions of the world, as well as manufacturing in China and product development sites in China, Japan, Sweden and the United States. Sony Mobile brings its products to market through direct and indirect distribution channels, such as third-party cellular network carriers and retailers, as well as through its website.

All Other

Sony DADC Corporation (“Sony DADC”) offers Blu-ray Disc, DVD and CD disc media replication services as well as digital and physical supply chain solutions to business customers in the entertainment, education, and information industries. So-net provides Internet broadband network services to subscribers as well as creates and distributes content through its portal services to various electronics product platforms (e.g., PCs, mobile phones). For example, it distributes a medical Internet portal service to physicians and healthcare professionals and an online game service via PC and other platforms. The OEM business of Sony EMCS Corporation manufactures mobile phones for wireless device customers.

Sales to Outside Customers by Geographic Area

The following table shows Sony’s consolidated sales to outside customers in each of its major markets for the periods indicated. Figures in parentheses indicate the percentage contribution of each region to total worldwide sales and operating revenue.

	Fiscal year ended March 31
	2010		2011		2012
	(Yen in millions)
Japan	2,099,297	(29.1)	2,152,552	(30.0)	2,104,669	(32.4)
United States	1,595,016	(22.1)	1,443,693	(20.1)	1,211,849	(18.7)
Europe	1,644,698	(22.8)	1,539,432	(21.4)	1,268,258	(19.5)
China	485,512	(6.7)	562,048	(7.8)	495,101	(7.6)
Asia-Pacific	708,061	(9.8)	726,364	(10.1)	636,489	(9.8)
Other Areas	681,414	(9.5)	757,184	(10.6)	776,846	(12.0)

Total	7,213,998	(100.0)	7,181,273	(100.0)	6,493,212	(100.0)

Sources of Supply

Sony pursues procurement of raw materials, parts and components to be used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Sony still maintains its general policy of multiple suppliers for important parts and components and, in the fiscal year ended March 31, 2012, Sony continued activities to optimize the number of its suppliers by category to achieve efficiencies and to minimize procurement risk when possible.

When raw materials, parts and components become scarce, the cost of production rises. For example, LCD panels and memory devices, which are used in multiple applications, can influence Sony’s performance when the cost of such parts and components fluctuates substantially. With regard to raw materials, the market price of copper has the potential to proportionately affect the cost of parts that utilize copper, such as printed circuit boards and power cables. The price of gold, which is used in applications involving a range of semiconductor products, may also fluctuate and impact the cost of those items. In addition, the price of rare earth elements, such as neodymium, may impact the cost of magnetic parts to be used for products such as camera modules and disc drives, and the price of tantalum may have a similar impact on the cost of capacitors used in a wide range of consumer electronics products.

After-Sales Service

In the CPS and PDS segments, Sony provides repair and servicing functions in the areas where its products are sold. Sony provides these services through its own call centers, service centers, factories, authorized independent service centers, authorized servicing dealers and subsidiaries.

In line with industry practices of the electronics and game businesses, almost all of Sony’s consumer-use products that are sold in Japan carry a warranty, generally for a period of one year from the date of purchase, covering repairs, free of charge, in the case of a malfunction in the course of ordinary use of the product. In the case of broadcast- and professional-use products, Sony maintains support contracts with customers in addition to warranties. Warranties outside of Japan generally provide coverage for various periods of time depending on the product and the area in which it is marketed.

To further ensure customer satisfaction, Sony maintains customer information centers in its principal markets.

Patents and Licenses

Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain licenses are important to Sony’s business, such as those for optical disc-related and Digital TV products. With respect to optical disc-related products, Sony products that employ DVD player functions, including PS3 and PS2 hardware, are substantially dependent upon certain patents that relate to technologies specified in the DVD specification and are licensed by MPEG LA LLC, Dolby Laboratories Licensing Corporation and Nissim Corp. Sony products that employ Blu-ray Disc player functions, including PS3 hardware, and that also employ DVD player functions, are substantially dependent upon certain patents that relate to technologies specified in the Blu-ray Disc specification and are licensed by MPEG LA LLC, AT&T Inc. and One-Blue, LLC, in addition to the patents that relate to technologies specified in the DVD specification, as described above. Sony’s Digital TV products are substantially dependent upon certain patents that relate to technologies specified in the Digital TV specification and are licensed by Thomson Licensing Inc. Sony considers its overall license position beneficial to its operations.

Competition

In each of its principal product lines, Sony encounters intense competition throughout the world. Sony believes, however, that in the aggregate it competes successfully and has a major position in all of the principal product lines in which it is engaged, although the strength of its position varies with products and markets. Refer to “Risk Factors” in “Item 3. Key Information.”

Consumer Products & Services and Professional, Device & Solutions segments

Sony believes that its product planning and product design expertise, the high quality of its products, its record of innovative product introductions and product improvements, its price competitiveness derived from reductions in manufacturing and indirect costs, and its extensive marketing and servicing efforts are important factors in maintaining its competitive position. Sony believes that the success of the game business is determined by the availability of attractive software titles and related content, the computational power and reliability of secured systems, and the ability to create new experiences via network services, downloadable content, and peripherals.

Pictures

SPE faces intense competition from all forms of entertainment and other leisure activities to attract the attention of audiences worldwide. SPE competes with other motion picture studios and, to a lesser extent, with production companies to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products. In motion picture production and distribution, SPE faces competition to obtain exhibition and distribution outlets and optimal release dates for its products. In addition, SPE faces intense competition from other entertainment companies to acquire motion picture and television products from third parties. Competition in television production and distribution is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast and cable networks and other outlets both in the U.S. and internationally. Furthermore, broadcast networks in the U.S. continue to produce their own shows internally. This competitive environment may result in fewer opportunities to produce shows for U.S. networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. SPE’s worldwide television networks compete for viewers with broadcast and cable networks, Internet and other forms of entertainment. The growth in the number of networks around the world has increased the competition for advertising and subscription revenues, acquisition of programming, and distribution by cable, satellite and other distribution systems.

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

In the Financial Services segment, it is important to maintain a strong and healthy financial foundation for the business as well as to meet diversifying customer needs. Sony Life has maintained a high solvency margin ratio, relative to the Japanese domestic criteria that require the maintenance of a minimum solvency margin ratio. Sony Assurance also has maintained a high solvency margin ratio relative to the above-mentioned Japanese domestic criteria. Sony Bank has maintained an adequate capital adequacy ratio relative to the Japanese domestic criteria concerning this ratio.

Sony Mobile Communications

Sony Mobile manufactures and sells mobile handsets, primarily focusing on the smartphone market, specifically products using the Android operating system as a platform. The smartphone market is growing quickly, with smartphones using the Android operating system outperforming the market in overall volume growth. The smartphone market features a fiercely competitive selling environment from established and multinational vendors and from new suppliers of lower-cost products. Many of the retailers and carriers who distribute Sony Mobile’s products also distribute the products of competing mobile handset companies. Sony Mobile believes that its product design capabilities, technological innovation, price competitiveness, user experience and the ecosystem that supports such an experience are key factors in establishing and maintaining a competitive position.

All Other

Sony DADC is facing intense price competition as well as contraction of the worldwide physical media markets, as storage of digital content shifts from physical media to online servers. In such an environment, Sony DADC faces the challenges of expanding its digital media services to meet customers’ requirements by taking advantage of digital media innovations as well as the development of digital telecommunication networks and the expansion of Internet services. So-net faces competition in the Internet service provider business from other service providers in Japan, including telecommunications companies that possess their own telecommunication lines. Rapid technological advancement has created many new opportunities but it has also increased the rate at which new and more efficient services must be brought to market to earn customer approval. Customer price elasticity is high, and users are able to change Internet service providers with increasing ease. In the medical Internet service and online game service, competition may become more intense due to the possibility of new entrants and drastic changes in the market environment. Some of So-net’s current competitors have a stronger financial position, larger customer base, and better name recognition.

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

In Japan, Sony’s insurance businesses are subject to the Insurance Business Act and approvals and oversight from the Financial Services Agency (“FSA”). The Insurance Business Act specifies the types of businesses insurance companies may engage in, imposes limits on the types and amounts of investments that can be made and requires insurance companies to maintain specified reserves and a minimum solvency margin ratio. Particularly, life insurance companies must maintain a premium reserve (for the portion of other than unearned premiums), an unearned premium reserve, a reserve for refunds with respect to certain insurance contracts of life insurance companies specified in such regulations, and a contingency reserve in amounts no lower than the amounts of the “standard policy reserve” as set forth by the regulatory guidelines. The FSA maintains a solvency standard, which is used by Japanese regulators to monitor the financial strength of insurance companies. The methods for calculating total solvency margin and total risk were revised to increase the strictness of margin inclusion, and make risk measurement stricter and more sensitive and are mandatory from the end of the fiscal year ended March 31, 2012. Non-life insurance companies are also required to provide a policy reserve. The primary purpose of the Insurance Business Act and related regulations is to protect policyholders, not shareholders. Sony Bank is also subject to regulation by the FSA under the Banking Act of Japan, including the requirement that it maintain a minimum capital adequacy ratio in accordance with capital adequacy guidelines adopted by the FSA based on the Basel II agreement, and new guidelines to be adopted based on the Basel III agreement in the near future. The FSA has broad regulatory powers over insurance and banking businesses in Japan, including the authority to grant or revoke operating licenses and to request information and conduct onsite inspections of books and records. Sony’s subsidiaries in the Financial Services segment are subject to the Japanese Insurance Business Act and Banking Act that require insurance and business companies to maintain their financial credibility and to secure protection for policy holders and depositors in view of the public nature of insurance and banking services. As such, lending and borrowing between subsidiaries in the Financial Service segment and the other companies within Sony Group is limited. In addition, Sony’s telecommunication businesses in Japan are subject to approvals and oversight from the Ministry of Internal Affairs and Communications, under the Telecommunication Business Act and other regulations related to the Internet businesses and communication methods in Japan.

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

Sony has taken steps to address new regulations or governmental policies related to climate change including carbon disclosure, green house gas emission reduction, carbon taxes and energy efficiency for electronics products. For example, Sony has established an internal risk management system in response to the EU directive on energy-related products and their energy efficiency (“ErP”). Moreover, Japan has already introduced a regulation for cargo owners such as Sony to exert efforts to control energy consumption and CO2 emissions from their logistics operations. Additionally, Sony recognizes that emissions reduction programs and trading systems are already established or being considered for legislation in various countries and regions. For example, EU-ETS (European Union), Carbon Price Mechanism (Australia) and CRC (UK) are already established, and although Sony is not subject to the scope of application of EU-ETS and Australia’s Carbon Price Mechanism, Sony group companies in the UK are responding to CRC. In Japan, the Tokyo Metropolitan Government’s cap and trade system, “Obligation to Reduce Absolute Green House Gas Emissions and Emissions Trading System,” went into force in April 2010. This regulation requires large-sized sites in the Tokyo metropolitan area to reduce their average emissions over a five-year period to below a certain quantity and establishes an emission trading scheme to allow regulated entities to meet emission quantity targets set by law. Sony Corporation and Sony Life are subject to this regulation.

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

Also refer to “Risk Factors” in “Item 3. Key Information.”

C.	Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

Name of company	Country of incorporation	(As of March 31, 2012) Percentage owned
Sony EMCS Corporation	Japan	100.0
Sony Semiconductor Corporation	Japan	100.0
Sony Marketing (Japan) Inc.	Japan	100.0
Sony Computer Entertainment Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Financial Holdings Inc.	Japan	60.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Americas Holding Inc.	U.S.A.	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Computer Entertainment America LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony Europe Limited	U.K.	100.0
Sony Computer Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Mobile Communications AB	Sweden	100.0
Sony Electronics Asia Pacific Pte. Ltd.	Singapore	100.0

D.	Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land in/on which such offices, plants and warehouses are located are owned by Sony.

The following table sets forth information as of March 31, 2012 with respect to plants used for the production of products mainly for electronics products and services with floor space of more than 500,000 square feet:

Location	Approximate floor space	Principal products produced
	(square feet)
In Japan:

Nagasaki (Sony Semiconductor Corporation — Nagasaki TEC)	2,267,000	CMOS image sensors and other semiconductors

Kumamoto (Sony Semiconductor Corporation — Kumamoto TEC)	2,122,000	CCDs, CMOS image sensors, LCDs and other semiconductors

Kagoshima (Sony Semiconductor Corporation — Kagoshima TEC)	1,767,000	CCDs, LCDs and other semiconductors

Kohda, Aichi (Sony EMCS Corporation — Tokai TEC — Kohda Site)	877,000	Home-use video cameras, compact digital cameras and Memory Sticks

Inazawa, Aichi (Sony EMCS Corporation — Tokai TEC — Inazawa Site)	842,000	LCD televisions

Shimotsuke, Tochigi (Sony Energy Devices Corporation — Tochigi Plant)	803,000	Magneto-optical disc and batteries

Kanuma, Tochigi (Sony Chemicals & Information Device Corporation — Kanuma Plant)	793,000	Magnetic tapes, adhesives and electronic components

Koriyama, Fukushima (Sony Energy Devices Corporation — Koriyama Plant)	590,000	Batteries

Kosai, Shizuoka (Sony EMCS Corporation — Tokai TEC — Kosai Site)	548,000	Broadcast- and professional-use video equipment

Kisarazu, Chiba (Sony EMCS Corporation — Kisarazu TEC)	541,000	Blu-ray Disc players/recorders, audio equipment and video conference systems

Minokamo, Gifu (Sony EMCS Corporation — Tokai TEC — Minokamo Site)	539,000	Home-use video cameras, compact digital cameras, digital SLR cameras, mobile phones and video conference systems

Location	Approximate floor space	Principal products produced
	(square feet)

Outside of Japan:

Terre Haute, Indiana, U.S.A. (Sony DADC US Inc.)	2,428,000	Blu-ray Disc-ROMs, CDs, DVDs and UMDs (Universal Media Disc)

Huizhou, China (Sony Precision Devices (Huizhou) Co., Ltd.)	1,665,000	Optical pickups and LCDs

Wuxi, China (Sony Electronics (Wuxi) Co., Ltd., Sony Digital Products (Wuxi) Co., Ltd. and Sony (China) Ltd.)	1,380,000	Batteries and compact digital cameras

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	1,022,000	Optical disc drives, batteries and audio equipment

Tuas, Singapore (Sony Electronics (Singapore) Pte. Ltd.)	810,000	Batteries

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	797,000	LCD televisions, TV components, Blu-ray Disc players/Recorders and DVD-players/recorders

Guangzhou, China (Sony Electronics Huanan Co., Ltd.)	707,000	Optical pickups

Beijing, China (Sony Mobile Communications Co., Ltd.)	688,000	Mobile phones

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

SPE’s corporate offices and motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates a studio facility, Sony Pictures Studios, with aggregate floor space of approximately 1,608,000 square feet. SPE also leases office space and motion picture and television support facilities from affiliates of Sony Corporation and other third parties in various worldwide locations. SPE’s film and videotape storage operations are located in various leased locations in the U.S. and Europe.

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

During the fiscal year ended March 31, 2012, Sony ceased manufacturing at a total of six manufacturing sites, two in Japan and four outside of Japan. Sony Mobile Display Corporation’s Tottori Plant and Higashiura Plant were transferred to Japan Display Inc. due to the sale of this business. Sony DADC Americas’ Pitman Plant was closed. Sony Hungaria kft’s Godollo Plant was sold. Operations at the Sony Device Technology (Thailand) Co., Ltd.-Bangkadi Technology Center and Sony Technology (Thailand) Co., Ltd.-Ayuthaya Technology Center ceased operations due to the Floods. Sony Mobile Communications Co., Ltd.’s Beijing Plant became affiliated with Sony Corporation as a result of the consolidation of Sony Ericsson due to it becoming a wholly-owned subsidiary of Sony.

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Operating Results for the Fiscal Year Ended March 31, 2012 compared with the Fiscal Year Ended March 31, 2011

For the fiscal year ended March 31, 2012, consolidated sales decreased year-on-year primarily due to the unfavorable impact of foreign exchange rates, the Great East Japan Earthquake, the floods in Thailand that started in the second half of 2011 (the “Floods”), and the deterioration in market conditions in developed countries. A consolidated operating loss was recorded compared to income in the previous fiscal year primarily due to lower sales as mentioned above and a significant deterioration in equity in net income (loss) of affiliated companies. A large net loss attributable to Sony Corporation’s stockholders was recorded mainly due to a non-cash tax charge that was recorded to establish valuation allowances against deferred tax assets, predominantly in the U.S.

Sony realigned its reportable segments from the first quarter of the fiscal year ended March 31, 2012, to reflect modifications to the organizational structure as of April 1, 2011, primarily repositioning the operations of the previously reported Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments. In connection with this realignment, the operations of the former CPD and NPS segments are included in two newly established segments, namely the Consumer Products & Services (“CPS”) segment and the Professional, Device & Solutions (“PDS”) segment. The CPS segment includes televisions, home audio and video, digital imaging, personal and mobile products, and the game business. The equity results of S-LCD Corporation (“S-LCD”) through the third quarter ended December 31, 2011 were included within the CPS segment. Sony sold its equity interest in S-LCD, a joint venture between Sony and Samsung Electronics Co., Ltd. (“Samsung”) in January 2012. The PDS segment includes professional solutions, semiconductors and components. Refer to Note 28 to the notes to the consolidated financial statements.

In connection with this realignment, both the sales and operating revenue (“sales”) and operating income (loss) of each segment in the fiscal year ended March 31, 2011 have been revised to conform to the current fiscal year’s presentation.

The Pictures, Music, Financial Services and All Other segments remain unchanged.

On February 15, 2012, Sony acquired Telefonaktiebolaget LM Ericsson’s (“Ericsson”) 50 percent equity interest in Sony Ericsson Mobile Communications AB (“Sony Ericsson”), which changed its name to Sony Mobile Communications AB upon becoming a wholly-owned subsidiary of Sony. Accordingly, the Sony Ericsson segment that had been presented as a separate segment was renamed as the Sony Mobile Communications (“Sony Mobile”) segment during the fourth quarter ended March 31, 2012. Financial results of Sony Mobile include Sony’s equity earnings (loss) in Sony Ericsson through February 15, 2012 and sales and operating income (loss) from February 16, 2012 through March 31, 2012, as well as a non-cash gain recorded in connection with obtaining control due to the remeasurement of the 50 percent equity interest in Sony Ericsson that Sony owned prior to the acquisition at fair value (a “remeasurement gain associated with obtaining control”).

Operating Performance

	Fiscal year ended March 31
	2011	2012	Percent change
	(Yen in billions)
Sales and operating revenue	7,181.3	6,493.2	–9.6%
Equity in net income (loss) of affiliated companies	14.1	(121.7)	—
Operating income (loss)	199.8	(67.3)	—
Income (loss) before income taxes	205.0	(83.2)	—
Net income (loss) attributable to Sony Corporation’s stockholders	(259.6)	(456.7)	—

Sales

Sales for the fiscal year ended March 31, 2012 were 6,493.2 billion yen, a decrease of 9.6 percent compared to the previous fiscal year (“year-on-year”). Sales decreased mainly in the CPS and PDS segments, primarily due to unfavorable foreign exchange rates, the impact of the Great East Japan Earthquake and the Floods, and the deterioration in market conditions in developed countries. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

During the fiscal year ended March 31, 2012, the average rates of the yen were 78.1 yen against the U.S. dollar and 107.5 yen against the euro, which were 8.5 percent and 3.9 percent higher, respectively, than the previous fiscal year.

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

Cost of Sales, Selling, General and Administrative Expenses and Other Operating (Income) Expense, net

Cost of sales for the fiscal year ended March 31, 2012 decreased by 444.9 billion yen, or 9.2 percent year-on-year, to 4,386.4 billion yen, and the ratio of cost of sales to sales deteriorated year-on-year from 75.7 percent to 78.0 percent.

Research and development costs (all research and development costs are included within cost of sales) increased by 6.7 billion yen, or 1.6 percent year-on-year, to 433.5 billion yen, mainly due to the consolidation of Sony Mobile from February 16, 2012. The ratio of research and development costs to sales was 7.7 percent compared to 6.7 percent in the fiscal year ended March 31, 2011.

SGA expenses decreased by 125.9 billion yen, or 8.4 percent year-on-year, to 1,375.9 billion yen, mainly due to the impact of the appreciation of the yen and a decrease in expenses associated with decreased sales in the CPS and PDS segments and advertising costs. The ratio of SGA expenses to sales deteriorated year-on-year from 23.5 percent to 24.5 percent.

Other operating (income) expense, net resulted in income of 59.6 billion yen, compared with income of 13.5 billion yen in the previous fiscal year. This increase was mainly due to the remeasurement gain of 102.3 billion yen associated with obtaining control of Sony Mobile in the fiscal year ended March 31, 2012, compared with a remeasurement gain of 27.0 billion yen associated with obtaining control of Game Show Network, LLC (“GSN”) in the previous fiscal year. In addition, the loss on sale, disposal or impairment of assets and other (net) was 45.6 billion yen, compared to a net loss of 18.0 billion yen in the fiscal year ended March 31, 2011. This increase in net loss was mainly due to a 19.2 billion yen charge associated with the sale of the small- and medium-sized amorphous thin film transistor (“TFT”) liquid crystal display (“LCD”) business, and 29.3 billion yen of impairment charges* for long-lived assets in the LCD television and network business asset groups that were recorded in the fiscal year ended March 31, 2012. Refer to Note 19 to the notes to the consolidated financial statements.

* The 29.3 billion yen in non-cash impairment charges of long-lived assets recorded within operating results is related to the fair value of long-lived assets in the LCD television and network business asset groups being lower than net book value, with charges of 16.7 billion yen and 12.6 billion yen, respectively. For the LCD television asset group, the corresponding estimated future cash flows leading to the impairment charge reflect the continued deterioration of LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates. For the network business asset group, which has made investments in network improvements and security enhancements, the corresponding estimated future cash flows leading to the impairment charge, primarily related to certain intangible and other long-lived assets, reflect management’s revised forecast over the limited period applicable to the impairment determination. Sony has not included these losses on impairment in restructuring charges. Refer to Note 19 to the notes to the consolidated financial statements.

Equity in Net Income (Loss) of Affiliated Companies

For the fiscal year ended March 31, 2012, equity in net loss of affiliated companies, recorded within operating income (loss), was 121.7 billion yen, compared to equity in net income of 14.1 billion yen in the previous fiscal year. Sony recorded equity in net loss for S-LCD of 64.1 billion yen, compared to equity in net income of 7.2 billion yen in the previous fiscal year. This was primarily due to the recording of a total loss of 60.0 billion yen, including an impairment loss on Sony’s shares of S-LCD, which were sold in January 2012, and subsequent foreign currency adjustments. Equity in net loss for Sony Ericsson of 57.7 billion yen was recorded through February 15, 2012, prior to the consolidation of Sony Ericsson by Sony, while equity in net income of 4.2 billion yen was recorded in the previous fiscal year. This decrease was primarily due to Sony Ericsson recording a valuation allowance under U.S. GAAP of 654 million euro against certain of its deferred tax assets. Sony reflected its 50 percent share, or 33.0 billion yen, of this valuation allowance in equity in net loss of affiliated companies in Sony’s consolidated financial results. The decrease was also due to a decrease in units shipped, intense smartphone price competition, and higher restructuring charges as described in “Sony Mobile Communications” under “Operating Performance by Business Segment” below.

Operating Income (Loss)

For the fiscal year ended March 31, 2012, an operating loss of 67.3 billion yen was recorded, compared to operating income of 199.8 billion yen in the previous fiscal year. This was primarily due to lower sales resulting from the above-mentioned factors and a significant deterioration in equity in net income (loss) of affiliated companies, partially offset by a remeasurement gain associated with obtaining control of Sony Mobile of 102.3 billion yen. For further details, see the “Operating Performance by Business Segment”.

Operating results during the fiscal year ended March 31, 2012, included a benefit of 16.5 billion yen due to the reversal of a Blu-ray DiscTM patent royalty accrual, reflecting a retroactive change in the estimated royalty rate based on the latest license status.

For the fiscal year ended March 31, 2012, Sony incurred expenses of 5.9 billion yen, including charges for the disposal of fixed assets and inventories and restoration costs (e.g., repair, removal and cleaning costs) directly related to the damage caused by the Great East Japan Earthquake. In addition, Sony incurred other losses and expenses of 6.3 billion yen, which included idle facility costs at manufacturing sites. These expenses related to direct damages and other charges mentioned above were partially offset by insurance recoveries that Sony received during the fiscal year ended March 31, 2012. Refer to Note 18 to the notes to the consolidated financial statements.

As a result of direct damage from the inundation of Sony’s manufacturing facilities starting in October 2011 due to the Floods, Sony incurred expenses of 13.2 billion yen during the fiscal year ended March 31, 2012, including charges for the disposal or impairment of fixed assets and inventories and restoration costs (e.g., repair, removal and cleaning costs) directly related to damages caused by the Floods. In addition to these direct damages, production at several manufacturing facilities temporarily ceased due to the inundation of Sony’s manufacturing facilities and the difficulty in procuring parts and components. As a result, Sony incurred charges of 13.9 billion yen during the fiscal year ended March 31, 2012, consisting of idle facility costs at manufacturing sites and other additional expenses. Sony also saw a negative impact from the postponement of certain product launches caused by the temporary cessation of production at several manufacturing facilities, as well as significantly lower demand from commercial customers resulting from the Floods. Sony has insurance policies that cover certain damage directly caused by the Floods for Sony Corporation and certain of its subsidiaries including manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets, inventories and additional expenses including removal and cleaning costs and provide business interruption coverage, including lost profits.

Insurance claims in the amount of 50.4 billion yen were agreed to by the insurance carriers and were paid during the fiscal year ended March 31, 2012. Of this amount, Sony received 26.3 billion yen for fixed assets, inventories and additional expenses, of which 17.5 billion yen represents the portion of insurance recoveries in excess of the carrying value before the damage caused by the Floods of the insured fixed assets and inventories, and were recorded in cost of sales and other operating (income) expense, net in the consolidated statements of income. The remaining amount of the insurance claims paid of 24.1 billion yen was for business interruption insurance recoveries, which applies to the lost profit that occurred after the Floods to December 31, 2011, and was recorded in other operating revenue in the consolidated statements of income.

In addition, as of March 31, 2012, Sony still had pending insurance claims for damage to fixed assets, inventories, additional expenses and business interruption. Sony recorded insurance receivables of 5.8 billion yen, which represents the portion of the insurance claims that were deemed probable of collection up to the extent of the amount of corresponding losses recognized in the same period, and substantially all relate to damaged assets and inventories. Refer to Note 18 to the notes to the consolidated financial statements.

Other Income and Expenses

For the fiscal year ended March 31, 2012, other income decreased by 21.5 billion yen, or 47.8 percent year-on-year, to 23.5 billion yen, while other expenses decreased by 0.4 billion yen, or 1.0 percent year-on-year, to 39.4 billion yen. The net amount of other income and other expenses was an expense of 15.9 billion yen, compared to income of 5.2 billion yen in the fiscal year ended March 31, 2011. The change from other income, net to other expense, net was primarily due to a net foreign exchange loss of 5.1 billion yen for the fiscal year ended March 31, 2012, as compared to a net foreign exchange gain of 9.3 billion yen for the previous fiscal year, as well as a year-on-year decrease in gain on sale of securities investments. A net foreign exchange loss was recorded mainly in relation to Sony’s investments, including losses from foreign exchange transactions that partially offset the gain from foreign currency adjustments in equity in net income (loss), while a gain was recorded from routine derivative contracts entered into to reduce the risk caused by foreign exchange rate fluctuations.

Interest and dividends in other income of 15.1 billion yen was recorded in the fiscal year ended March 31, 2012, an increase of 3.3 billion yen, or 28.2 percent year-on-year. Interest recorded in other expenses totaled 23.4 billion yen, a decrease of 0.5 billion yen, or 2.0 percent year-on-year.

Income (Loss) before Income Taxes

For the fiscal year ended March 31, 2012, the loss before income taxes was 83.2 billion yen, compared to income of 205.0 billion yen in the previous fiscal year.

Income Taxes

For the fiscal year ended March 31, 2012, Sony recorded 315.2 billion yen of income taxes, primarily resulting from the recording of a non-cash charge to establish a valuation allowance of 260.3 billion yen against certain deferred tax assets held by subsidiaries in the U.S., Japan and the U.K.

Sony evaluates its deferred tax assets on a tax jurisdiction by jurisdiction basis to determine if a valuation allowance is required. In the U.S., Sony’s U.S. holding company and its U.S. subsidiaries file a consolidated federal tax return. This consolidated tax filing group incurred cumulative losses in recent fiscal years including the fiscal year ended March 31, 2012. Under U.S. GAAP, a cumulative loss in recent fiscal years is considered significant negative evidence regarding the realizability of deferred tax assets. After comparing this significant negative evidence to objectively verifiable positive factors, Sony recorded a charge of 203.0 billion yen to establish a valuation allowance against the deferred tax assets held by the consolidated tax filing group in the U.S. In addition, Sony established valuation allowances against certain deferred tax assets held by certain subsidiaries in Japan and the U.K. amounting to 57.3 billion yen as a result of evaluating those deferred tax assets. Refer to Note 21 to the notes to the consolidated financial statements.

Net Income (loss) attributable to Sony Corporation’s stockholders

For the fiscal year ended March 31, 2012, the net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 456.7 billion yen, a deterioration of 197.1 billion yen year-on-year.

Net income attributable to noncontrolling interest of 58.2 billion yen was recorded, an increase of 19.0 billion yen year-on-year. This increase was mainly due to the increased income at Sony Financial Holdings, Inc. (“SFH”), for which there is a noncontrolling interest of 40 percent. For details of operating results in the Financial Services segment, refer to “Operating Performance by Business Segment” below.

Basic and diluted net losses per share attributable to Sony Corporation’s stockholders were both 455.03 yen compared with basic and diluted net losses per share of 258.66 yen in the previous fiscal year. Refer to Note 22 to the notes to the consolidated financial statements.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 28 to the notes to the consolidated financial statements.

Business Segment Information

	Fiscal year ended March 31
	2011	2012	Percent change
	(Yen in billions)
Sales and operating revenue
Consumer Products & Services	3,849.8	3,136.8	–18.5%
Professional, Device & Solutions	1,503.3	1,313.8	–12.6
Pictures	600.0	657.7	+9.6
Music	470.7	442.8	–5.9
Financial Services	806.5	871.9	+8.1
Sony Mobile Communications*	—	77.7	—
All Other	447.8	442.7	–1.2
Corporate and Elimination	(496.9)	(450.1)	—

Consolidated	7,181.3	6,493.2	–9.6

	Fiscal year ended March 31
	2011	2012	Percent change
	(Yen in billions)
Operating income (loss)
Consumer Products & Services	10.8	(229.8)	—%
Professional, Device & Solutions	27.7	(20.2)	—
Pictures	38.7	34.1	–11.7
Music	38.9	36.9	–5.2
Financial Services	118.8	131.4	+10.6
Sony Mobile Communications**	4.2	31.4	+655.9
All Other	7.1	(3.5)	—

Sub-Total	246.2	(19.7)	—
Corporate and Elimination***	(46.3)	(47.6)	—

Consolidated	199.8	(67.3)	—

* The Sony Mobile segment sales include sales from February 16, 2012 through March 31, 2012.

** The Sony Mobile segment’s operating income (loss) for the fiscal year ended March 31, 2011 includes Sony’s equity results for Sony Ericsson. The Sony Mobile segment’s operating income (loss) for the fiscal year ended March 31, 2012 includes Sony’s equity results for Sony Ericsson through February 15, 2012 and the operating income (loss) from February 16, 2012 through March 31, 2012, as well as the remeasurement gain associated with obtaining control of Sony Mobile.

*** Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Ericsson at the time of the Sony Mobile acquisition, which are not allocated to segments.

Consumer Products & Services

For the fiscal year ended March 31, 2012, sales decreased 18.5 percent year-on-year to 3,136.8 billion yen. Sales to outside customers decreased 18.8 percent year-on-year. This was primarily due to a decrease in sales of LCD televisions, PCs, digital imaging products including digital cameras, and the game business. The decrease in LCD television sales reflects lower unit sales and price declines, mainly resulting from market contractions in Japan and the deterioration of market conditions in Europe and North America. LCD television sales in Japan during the previous fiscal year significantly benefited mainly from a program which provided consumers with a subsidy from the Japanese government. The subsidy program ended on March 31, 2011. The decreases in sales of PCs and digital imaging products including digital cameras were mainly due to the impact from the Floods and unfavorable foreign exchange rates, a factor that is analyzed separately. Digital imaging products were also impacted by the Great East Japan Earthquake. The decrease in the game business reflects lower sales of PlayStation®3 (“PS3”) hardware due to a strategic price reduction and lower sales of PlayStation®2 due to platform migration.

An operating loss of 229.8 billion yen was recorded, compared to operating income of 10.8 billion yen in the fiscal year ended March 31, 2011. The change from operating income to an operating loss was primarily due to a decrease in gross profit from the lower sales noted above (excluding the foreign exchange impact), deterioration in the cost of sales ratio and deterioration in equity in net income (loss) of affiliated companies. Restructuring charges of 9.6 billion yen were recorded in the fiscal year ended March 31, 2012, compared to 28.7 billion yen in the previous fiscal year. This decrease in restructuring charges was primarily due to a recording of expenses of 11.6 billion yen related to the transfer to third parties of the Barcelona factory in Europe and its related asset impairment during the fiscal year ended March 31, 2011.

The CPS segment’s operating results include a total loss of 60.0 billion yen including an impairment loss on Sony’s shares of S-LCD, which were sold in January 2012, and subsequent foreign currency adjustments. Further, the segment’s operating results include additional LCD panel-related expenses of 22.8 billion yen resulting from low capacity utilization of S-LCD, the impairment of LCD television assets of 16.7 billion yen, and the impairment of network business assets of 12.6 billion yen, while the fiscal year ended March 31, 2012 benefited from the reversal of a 14.3 billion yen Blu-ray Disc™ patent royalty accrual, reflecting a retroactive change in the estimated royalty rate based on the latest license status.

Categories contributing to the deterioration in operating results (excluding restructuring charges and the above-noted loss related to S-LCD, the LCD television asset impairment and the network business asset impairment) include LCD televisions, reflecting the recording of additional LCD panel-related expenses resulting from low capacity utilization of S-LCD as well as the lower sales mentioned above, and the game business, reflecting the lower sales mentioned above.

Below are the sales to outside customers by product category, unit sales of major products and unit sales of each platform within the Game category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2011		2012		Percent change
	(Yen in millions)
Televisions	1,200,491	(31.8)	840,359	(27.4)	–30.0%
Home Audio and Video	285,297	(7.6)	241,885	(7.9)	–15.2
Digital Imaging	642,570	(17.0)	497,957	(16.3)	–22.5
Personal and Mobile Products	828,375	(22.0)	722,301	(23.6)	–12.8
Game	798,405	(21.2)	744,285	(24.3)	–6.8
Other	16,472	(0.4)	14,427	(0.5)	–12.4

CPS Total	3,771,610	(100.0)	3,061,214	(100.0)	–18.8

Unit sales of major products

	Fiscal year ended March 31
	2011	2012	Unit change	Percent change
	(Units in millions)
LCD televisions within Televisions	22.4	19.6	–2.8	–12.5%
Blu-ray Disc players / recorders within Home Audio and Video	5.6	7.0	+1.4	+25.0
Home-use video cameras within Digital Imaging	5.2	4.4	–0.8	–15.4
Compact digital cameras within Digital Imaging	24.0	21.0	–3.0	–12.5
PCs within Personal and Mobile Products	8.7	8.4	–0.3	–3.4
Flash memory digital audio players within Personal and Mobile Products	8.4	8.2	–0.2	–2.4

Unit sales of each platform within the Game category

	Fiscal year ended March 31
	2011	2012	Unit change	Percent change
	(Units in millions)
Hardware
PlayStation®3	14.3	13.9	–0.4	–2.8%
PSP®(PlayStation ®Portable)	8.0	6.8	–1.2	–15.0
PlayStation®2	6.4	4.1	–2.3	–35.9
Software*
PlayStation®3	147.9	156.6	+8.7	+5.9
PSP®(PlayStation ®Portable)	46.6	32.2	–14.4	–30.9
PlayStation®2	16.4	7.9	–8.5	–51.8

* Network downloaded software is not included within unit software sales in the table above.

Professional, Device & Solutions

For the fiscal year ended March 31, 2012, sales decreased 12.6 percent year-on-year to 1,313.8 billion yen, mainly due to a decrease in component sales. Sales to outside customers decreased 9.3 percent year-on-year. The lower sales of Components were primarily due to the impact of the Great East Japan Earthquake on batteries and storage media, and unfavorable foreign exchange rates.

An operating loss of 20.2 billion yen was recorded, compared to operating income of 27.7 billion yen recorded in the fiscal year ended March 31, 2011. This was primarily due to deterioration in the cost of sales ratio, unfavorable foreign exchange rates and a decrease in gross profit due to lower sales (excluding the foreign exchange impact), partially offset by a decrease in selling, general and administrative expenses. Restructuring charges of 26.5 billion yen were recorded in the fiscal year ended March 31, 2012, compared to 19.9 billion yen in the previous fiscal year. Restructuring charges in the fiscal year ended March 31, 2012 included expenses of 19.2 billion yen associated with the sale of the small- and medium-sized display business to Japan Display Inc. Categories that unfavorably impacted the change in segment operating results (excluding restructuring charges) included Components, reflecting the above-mentioned decrease in sales.

Below are the sales to outside customers by product category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2011		2012		Percent change
	(Yen in millions)
Professional Solutions	287,394	(26.9)	280,645	(29.0)	–2.3%
Semiconductors	358,396	(33.6)	375,891	(38.9)	+4.9
Components	410,090	(38.5)	297,108	(30.7)	–27.6
Other	10,694	(1.0)	13,959	(1.4)	+30.5

PDS Total	1,066,574	(100.0)	967,603	(100.0)	–9.3

Total for the CPS and PDS Segments

Inventory

Total inventory for the CPS and PDS segments, as of March 31, 2012, was 564.3 billion yen, which represents a 43.6 billion yen, or 7.2 percent decrease compared with the level as of March 31, 2011.

Sales to Outside Customers by Geographic Area

Combined sales to outside customers by geographic area for the CPS and PDS segments for the fiscal year ended March 31, 2012 decreased year-on-year by 26 percent in the U.S., by 25 percent in Europe, by 11 percent in Japan and by 23 percent in Asia-Pacific areas other than Japan and China (the “Asia-Pacific Area”). Sales in China and in other geographic areas (“Other Areas”) were almost flat year-on-year. Total combined sales in all areas decreased year-on-year by 17 percent.

In the U.S., sales of products such as LCD televisions and PCs and sales in the game business decreased. In Europe, sales of products such as LCD televisions decreased. In Japan, sales of products such as LCD televisions and home video products including Blu-ray Disc recorders decreased. In China, sales of products such as small- and medium-sized LCD panels and sales in the game business increased while sales of products such as optical disc drive products, LCD televisions and compact digital cameras decreased. In the Asia-Pacific Area, sales of products such as batteries, optical disc drive products, photonic device modules, image sensors, LSIs, and compact digital cameras decreased. In Other Areas, sales of products such as compact digital cameras, home-use video cameras and PCs and sales in the game business decreased.

Manufacturing by Geographic Area

Approximately 55 percent of the CPS and PDS segments’ combined total annual production during the fiscal year ended March 31, 2012 was in-house production and approximately 45 percent was outsourced production.

Approximately 50 percent of the annual in-house production took place in Japan, including the production of compact digital cameras, home-use video cameras, LCD televisions, PCs, semiconductors and components such as batteries and storage media. Approximately 60 percent of the annual in-house production in Japan was destined for other countries. Production in Asia, excluding Japan and China, accounted for approximately 25 percent of the annual in-house production, with approximately 60 percent destined for the Americas, Japan, Europe and China. Production in China accounted for approximately 20 percent of the annual in-house production, approximately 55 percent of which was destined for other countries. Production in the Americas and Europe together accounted for approximately 5 percent of the annual in-house production, most of which was destined for local distribution and sale.

Pictures

Pictures segment results presented below are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

For the fiscal year ended March 31, 2012, sales increased 9.6 percent year-on-year to 657.7 billion yen, despite the appreciation of the yen. On a U.S. dollar basis, sales for the fiscal year ended March 31, 2012 increased approximately 18 percent year-on-year. Motion picture revenues, also on a U.S. dollar basis, increased approximately 10 percent year-on-year. The fiscal year ended March 31, 2012 benefited from the sale of a participation interest in Spider-Man merchandising rights and higher pay television and video-on-demand sales of motion picture product. Television revenues, on a U.S. dollar basis, increased approximately 39 percent year-on-year primarily due to higher revenues from the licensing of U.S. network and made-for-cable television product, revenues recognized from the consolidation of GSN, which was accounted for under the equity method in the previous fiscal year, and higher advertising revenues from SPE’s television networks in India.

Operating income decreased by 4.5 billion yen year-on-year to 34.1 billion yen. Operating income decreased by approximately 7 percent on a U.S. dollar basis. The decrease is primarily due to a combined 30.3 billion yen gain recognized in the fiscal year ended March 31, 2011, consisting of a remeasurement gain associated with obtaining control of GSN (27.0 billion yen) and a gain on the sale of SPE’s remaining equity interest in a Latin American premium pay television business (HBO Latin America), partially offset by 21.4 billion yen of operating income generated from the above-noted sale of a participation interest in Spider-Man merchandising rights during the fiscal year ended March 31, 2012. The appreciation of the yen and higher marketing costs in support of a greater number of upcoming major theatrical releases also had a negative impact on the operating income for the fiscal year ended March 31, 2012. These negative factors were partially offset by the higher revenues from the licensing of U.S. network and made-for-cable television product and higher advertising revenues from SPE’s television networks in India. The fiscal year ended March 31, 2012 reflects the strong theatrical performance of The Smurfs and Bad Teacher offset by the theatrical underperformance of Arthur Christmas.

As of March 31, 2012, unrecognized license fee revenue at SPE was approximately 1.5 billion U.S. dollars. SPE expects to record this amount in the future, having entered into contracts with television broadcasters to provide those broadcasters with completed motion picture and television products. The license fee revenue will be recognized in the fiscal year in which the product is made available for broadcast.

Music

Music segment results presented below include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc. (“SMEJ”), a Japan-based music company that aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50 percent owned U.S.-based consolidated joint venture in the music publishing business that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

For the fiscal year ended March 31, 2012, sales decreased 5.9 percent year-on-year to 442.8 billion yen. The decrease in sales is primarily due to the negative impact of the appreciation of the yen against the U.S. dollar and the continued contraction of the physical music market, offset by the strong performance of a number of key releases during the year. Best selling titles during the year included Adele’s 21, Beyoncè’s 4, Pitbull’s Planet Pit, Foo Fighters’ Wasting Light, One Direction’s Up All Night, and music from the hit U.S. television show Glee.

Operating income decreased 2.0 billion yen year-on-year to 36.9 billion yen. The decrease reflects the impact of the lower sales mentioned above and higher restructuring costs, partially offset by lower overhead costs, a benefit from the recognition of digital revenues and a favorable legal settlement concerning copyright infringement.

Financial Services

In Sony’s Financial Services segment, the results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”), as well as the results for Sony Finance International Inc. (“SFI”). The results of Sony Life discussed below on the basis of U.S. GAAP differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue for the fiscal year ended March 31, 2012 increased 8.1 percent year-on-year to 871.9 billion yen mainly due to a significant increase in revenue at Sony Life. Revenue at Sony Life increased 11.6 percent year-on-year to 777.7 billion yen primarily due to an increase in insurance premium revenue, reflecting a higher policy amount in force.

Operating income increased 12.6 billion yen year-on-year to 131.4 billion yen, mainly due to an increase in operating income at Sony Life, partially offset by a deterioration in operating results at Sony Bank, reflecting a foreign exchange loss on foreign-currency denominated customer deposits compared to a gain in the previous fiscal year. Operating income at Sony Life increased 17.2 billion yen year-on-year to 134.8 billion yen. This increase was primarily due to higher insurance premium revenue and a partial reversal of an incremental provision for insurance policy reserves in the fiscal year ended March 31, 2012, which was recorded in the fiscal year ended March 31, 2011 due to the Great East Japan Earthquake.

While Sony Life had realized net gains on sales of securities in the first six months of the fiscal year ended March 31, 2011 reflecting changes in its investment portfolio to further increase the duration of the assets (according to the asset liability management (“ALM”) viewpoint), such an operation to increase the duration was not carried out in the first six months of the fiscal year ended March 31, 2012. This resulted in a year-on-year decrease in the segment profits as such net gains on sales of securities were absent in the six months ended September 30, 2011. However, during the six months ended March 31, 2012, net gains on sales of securities from ordinary fund management operations were greater than the same period of the previous fiscal year. As a result, the segment profits for the full fiscal year increased year-on-year. There were no material changes made to the investment portfolio during the fiscal year ended March 31, 2012.

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

	Fiscal year ended March 31
Financial Services segment	2011	2012
	(Yen in millions)
Financial services revenue	806,526	871,895
Financial services expenses	685,747	739,222
Equity in net loss of affiliated companies	(1,961)	(1,252)

Operating income	118,818	131,421
Other income (expenses), net	868	1,069

Income before income taxes	119,686	132,490
Income taxes and other	48,570	18,380

Net income of Financial Services	71,116	114,110

	Fiscal year ended March 31
Sony without the Financial Services segment	2011	2012
	(Yen in millions)
Net sales and operating revenue	6,388,759	5,627,893
Costs and expenses	6,326,233	5,708,607
Equity in net income (loss) of affiliated companies	16,023	(120,445)

Operating income (loss)	78,549	(201,159)
Other income (expenses), net	10,790	(9,181)

Income (loss) before income taxes	89,339	(210,340)
Income taxes and other	387,375	309,486

Net loss of Sony without Financial Services	(298,036)	(519,826)

	Fiscal year ended March 31
Consolidated	2011	2012
	(Yen in millions)
Financial services revenue	798,495	868,971
Net sales and operating revenue	6,382,778	5,624,241

	7,181,273	6,493,212
Costs and expenses	6,995,514	6,438,790
Equity in net income (loss) of affiliated companies	14,062	(121,697)

Operating income (loss)	199,821	(67,275)
Other income (expenses), net	5,192	(15,911)

Income (loss) before income taxes	205,013	(83,186)
Income taxes and other	464,598	373,474

Net loss attributable to Sony Corporation’s Stockholders	(259,585)	(456,660)

Sony Mobile Communications

The following euro-based discussions present financial results at Sony Mobile, a Sweden-based operation that aggregates the results of its worldwide subsidiaries on a euro basis, which do not include the impact of the acquisition, principally excluding the impact of purchase accounting adjustments and the remeasurement gain of 102.3 billion yen associated with obtaining control. Although the results of Sony Ericsson were not consolidated in Sony’s consolidated financial statements up to and including February 15, 2012, Sony believes that the following euro-based discussions provide useful analytical information to investors regarding Sony Mobile’s operating performance for the full year ended March 31, 2012.

Sales for the year ended March 31, 2012 decreased 12.4 percent year-on-year to 5,289 million euros. This decline reflects certain component shortages resulting from the Great East Japan Earthquake and the Floods, in addition to the lower number of feature phones shipped as a result of focusing on smartphones. A loss before taxes of 536 million euros was recorded compared to income of 133 million euros in the previous year. This was due to a decrease in units shipped, intense smartphone price competition, and higher restructuring charges. Restructuring charges were 88 million euros compared to 51 million euros in the previous year. A net loss of 1,145 million euros was recorded, compared to income of 74 million euros in the previous year. This was primarily due to Sony Ericsson recording a valuation allowance of 654 million euros against certain of its deferred tax assets in Sweden in the quarter ended December 31, 2011, as well as deterioration in its income (loss) before taxes.

***

The financial results of the Sony Mobile segment included in Sony’s consolidated financial statements include Sony’s equity results in Sony Ericsson through February 15, 2012 and the sales, operating revenue and operating income (loss) of Sony Mobile from February 16, 2012 through March 31, 2012, as well as a remeasurement gain associated with obtaining control. The following table provides a reconciliation of the Sony Mobile segment results.

	Fiscal year ended March 31
	2011	2012	Percent change
	(Yen in billions)
Sales and operating revenue from consolidation to March 31, 2012	—	77.7	—%

(I) Sony’s equity earnings (loss) in Sony Ericsson prior to consolidation	4.2	(57.7)	—
(II) Remeasurement gain	—	102.3	—
(III) Operating income (loss) from consolidation to March 31, 2012	—	(13.2)	—

Operating income (I+II+III)	4.2	31.4	+655.9

Sony recorded sales and operating revenue of 77.7 billion yen in the Sony Mobile segment following the consolidation of Sony Ericsson.

For the full fiscal year ended March 31, 2012, the Sony Mobile segment recorded operating income of 31.4 billion yen, consisting of the three elements described below.

For the period through February 15, 2012 in the current fiscal year, Sony recorded equity in net loss of Sony Ericsson of 57.7 billion yen, while it recorded equity in net income of 4.2 billion yen for the previous full fiscal year. Under the equity method, in the quarter ended December 31, 2011, Sony reflected its 50 percent share, or 33.0 billion yen, of the valuation allowance recorded by Sony Ericsson against certain of its deferred tax assets in equity in net loss of affiliated companies in its consolidated financial results on a U.S. GAAP basis.

The Sony Mobile segment operating income includes a non-cash gain of 102.3 billion yen recorded in connection with obtaining control, due to the remeasurement of Sony’s 50 percent equity interest in Sony Ericsson that Sony owned prior to the acquisition, at fair value. Also included in the segment’s operating results was an operating loss of 13.2 billion yen recorded from February 16, 2012 through March 31, 2012 following the consolidation of Sony Mobile in the current fiscal year.

All Other

Sales for the fiscal year ended March 31, 2012 decreased 1.2 percent year-on-year, to 442.7 billion yen. The decrease in sales is mainly due to significantly lower sales in the mobile phone original equipment manufacturing (“OEM”) business in Japan and unfavorable foreign exchange rates.

An operating loss of 3.5 billion yen was recorded for the fiscal year ended March 31, 2012, compared to income of 7.1 billion yen in the previous fiscal year. This deterioration was mainly due to the manufacturing system business in Sony Manufacturing Systems reflecting significantly lower sales, inventory devaluation and asset impairments, partially offset by an increase in profit in the disc manufacturing business, primarily due to the reversal of a patent royalty accrual. Sony Manufacturing Systems was merged into Sony EMCS Corporation in April 2012.

Restructuring

As the global economy experienced a sharp downturn following the autumn of 2008, Sony announced major restructuring initiatives in January 2009. Sony continued to implement its restructuring initiatives during the fiscal year ended March 31, 2012. These initiatives included a review of Sony’s investment plan, the realignment of its manufacturing sites, the reallocation of its workforce, and headcount reductions, in order to reform Sony’s operational structure and achieve improvements in competitiveness and profitability.

In the fiscal year ended March 31, 2012, Sony recorded restructuring charges of 54.8 billion yen, which includes 2.1 billion yen of non-cash charges related to depreciation associated with restructured assets, compared to 67.1 billion yen of restructuring charges recorded in the previous fiscal year. There were 4.8 billion yen of non-cash charges related to depreciation associated with restructured assets in the previous fiscal year. Restructuring charges decreased by 12.3 billion yen or 18.4 percent year-on-year. Of the total 54.8 billion yen incurred in the fiscal year ended March 31, 2012, 25.5 billion yen were personnel related costs, primarily included in SGA expenses in the consolidated statements of income. These personnel-related costs decreased 33.5 percent, compared to the previous fiscal year. Sony’s total manufacturing sites were reduced from 57 sites as of December 31, 2008 to 41 sites as of March 31, 2011, and then to 38 sites as of March 31, 2012. As a result, Sony has been consolidating its manufacturing operations and increasingly utilizing the services of third-party OEMs and third-party original design manufacturing (“ODMs”).

Restructuring charges for the fiscal year ended March 31, 2012 were recorded mainly in the PDS segment. In the PDS segment, restructuring charges amounted to 26.5 billion yen, which include 0.9 billion yen of non-cash charges related to depreciation associated with restructured assets for the fiscal year ended March 31, 2012, compared to 19.9 billion yen of restructuring charges recorded in the previous fiscal year. Charges in the previous fiscal year included 0.4 billion yen of non-cash charges related to depreciation associated with restructured assets. The PDS segment’s restructuring charges included an impairment of 19.2 billion yen related to the sale of the small- and medium-sized TFT LCD business to Japan Display Inc. in March 2012.

In all segments, excluding the PDS segment, restructuring charges were recorded mainly due to headcount reductions through early retirement programs, which are expected to reduce operating costs in the future.

Restructuring charges discussed in Item 5, which include non-cash charges related to depreciation associated with restructured assets, are described in Note 19 to the notes to the consolidated financial statements.

Foreign Exchange Fluctuations and Risk Hedging

During the fiscal year ended March 31, 2012, the average rates of the yen were 78.1 yen against the U.S. dollar and 107.5 yen against the euro, which was 8.5 percent and 3.9 percent higher, respectively, than the previous fiscal year.

For the fiscal year ended March 31, 2012, consolidated sales were 6,493.2 billion yen, a decrease of 9.6 percent year-on-year, while on a constant currency basis, sales decreased approximately 5 percent year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating loss of 67.3 billion yen was recorded in the fiscal year ended March 31, 2012, compared to operating income of 199.8 billion yen in the previous fiscal year. Operating results deteriorated by 267.1 billion year-on year, while it would have deteriorated by approximately 235 billion yen compared to the previous fiscal year on a constant currency basis.

Most of the unfavorable foreign exchange rate impact on the consolidated operating loss was attributable to the CPS and PDS segments. In the CPS segment, sales decreased 18.5 percent year-on-year to 3,136.8 billion yen, while sales decreased approximately 14 percent on a constant currency basis. An operating loss of 229.8 billion yen was recorded in the fiscal year ended March 31, 2012, compared to profit of 10.8 billion yen in the previous fiscal year. The impact of foreign exchange rate changes was a decrease of approximately 6 billion yen in operating income. In the PDS segment, sales decreased 12.6 percent year-on-year to 1,313.8 billion yen, while sales decreased approximately 8 percent on a constant currency basis. An operating loss of 20.2 billion yen was recorded in the fiscal year ended March 31, 2012, compared to profit of 27.7 billion yen in the previous fiscal year. The impact of foreign exchange rate changes during the fiscal year was a decrease of approximately 28 billion yen in operating income. For a detailed analysis of segment performance that discusses the impact of foreign exchange rates separately within categories when material, please refer to “Consumer Products & Services” and “Professional, Device & Solutions” segments under “Operating Performance by Business Segment.”

During the fiscal year ended March 31, 2012, Sony estimated that a one yen appreciation against the U.S. dollar decreased consolidated sales by approximately 47 billion yen, with approximately no impact on operating income. Sony’s exposure to the U.S. dollar is limited due to Sony’s ability to manage its U.S. dollar-based sales with U.S. dollar-based costs creating a natural currency hedge. Sony results are more sensitive to movements between the yen and the euro. A one yen appreciation against the euro was estimated to decrease consolidated sales by approximately 10 billion yen, with a corresponding decrease in operating income of approximately 6 billion yen.

In addition, sales for the Pictures segment increased 9.6 percent year-on-year to 657.7 billion yen, while sales increased approximately 18 percent on a constant currency (U.S. dollar) basis. In the Music segment, sales decreased 5.9 percent year-on-year to 442.8 billion yen, while sales decreased approximately 1 percent on a constant currency basis. For a detailed analysis of segment performance, please refer to Pictures and Music segments under “Operating Performance by Business Segment.” Sony’s Financial Services segment consolidates the yen-based results of SFH and the yen-based results for SFI. As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.

Sony’s consolidated results are subject to foreign currency rate fluctuations largely because the currency used in the countries where manufacturing and material and parts procurement takes place may be different from those where Sony’s products are sold. In order to reduce the risk caused by foreign exchange rate fluctuations, Sony employs derivatives, including foreign exchange forward contracts and foreign currency option contracts, in accordance with a consistent risk management strategy. Such derivatives are used primarily to mitigate the effect of foreign currency exchange rate fluctuations on cash flows generated or anticipated by Sony Corporation and by its subsidiaries’ transactions and accounts receivable and payable denominated in foreign currencies.

Sony Global Treasury Services Plc (“SGTS”) in London provides integrated treasury services for Sony Corporation, its subsidiaries, and affiliated companies. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS to hedge their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. Sony’s policy of concentrating its foreign exchange exposures means that SGTS and Sony Corporation hedge most of the net foreign exchange exposure within the Sony group. Sony has a policy on the use of derivatives that, in principle, SGTS should centrally deal and manage derivatives with financial institutions for risk management purposes. SGTS enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of these transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures on average three months before the actual transactions take place. However, in certain cases SGTS partially hedges the projected exposures one month before the actual transactions take place when business requirements such as shorter production-sales cycles for certain products arise. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment. In the Financial Services segment, Sony uses derivatives primarily for ALM.

To minimize the effects of foreign exchange fluctuations on its financial results, particularly in the CPS and PDS segments, Sony seeks, when appropriate, to localize material and parts procurement, design and manufacturing operations in areas outside of Japan.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses. The notional amount and the net fair value of all the foreign exchange derivative contracts as of March 31, 2012 were 1,805.3 billion yen and a liability of 3.3 billion yen, respectively. Refer to Note 14 to the notes to the consolidated financial statements.

Note: In this section, the descriptions of sales on a constant currency basis reflects sales obtained by applying the yen’s monthly average exchange rates from the previous fiscal year to local currency-denominated monthly sales in the current fiscal year. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting costs of sales, and SGA expenses on a constant currency basis from sales on a constant currency basis. Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates in the previous fiscal year to the corresponding local currency-denominated monthly cost of sales and SGA expenses in the current fiscal year. In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis. Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP. Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that disclosing sales and operating income (loss) information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Operating Results for the Fiscal Year Ended March 31, 2011 compared with the Fiscal Year Ended March 31, 2010

Sony realigned its segments from the first quarter of the fiscal year ended March 31, 2012 to reflect the company’s reorganization as of April 1, 2011. In connection with this realignment, both the sales and operating income (loss) of each segment in the fiscal year ended March 31, 2011 and in the fiscal year ended March 31, 2010 have been revised to conform to the presentation for the fiscal year ended March 31, 2012.

Operating Performance

	Fiscal year ended March 31
	2010	2011	Percent change
	(Yen in billions)
Sales and operating revenue	7,214.0	7,181.3	–0.5%
Equity in net income (loss) of affiliated companies	(30.2)	14.1	—
Operating income	31.8	199.8	+528.9
Income before income taxes	26.9	205.0	+661.8
Net loss attributable to Sony Corporation’s stockholders	(40.8)	(259.6)	—

Sales

Sales for the fiscal year ended March 31, 2011 were 7,181.3 billion yen, a decrease of 0.5 percent year-on-year, primarily due to a decrease in sales in all segments except the CPS segment. Unfavorable foreign exchange rates significantly affected sales in all segments except the Financial Services segment. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

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

Other operating (income) expenses, net resulted in income of 13.5 billion yen, compared with a loss of 43.0 billion yen in the previous fiscal year. This improvement was mainly due to a 27.0 billion yen gain recognized as a result of Sony acquiring an additional 5 percent equity interest and a controlling interest including certain management rights in GSN, which operates a U.S. cable network and online business. As a result, Sony remeasured its previously owned 35 percent equity interest in GSN which resulted in the recognition of the gain. Additionally, the previous fiscal year included impairment charges such as a 27.1 billion yen charge related to the impairment of LCD television assets* and a 7.8 billion yen charge related to the impairment of the small- and medium-sized amorphous TFT LCD fixed assets, which were partially offset by a 30.3 billion yen gain recognized from the sales of equity interests in certain television businesses in the Pictures segment. Refer to Notes 19, 24 and 25 to the notes to the consolidated financial statements.

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

Operating Income (Loss)

Operating income increased 168.0 billion yen year-on-year to 199.8 billion yen despite the large unfavorable impact of foreign exchange rates. The significant increase in operating income was mainly due to an improvement in operating results in the CPS and PDS segments. For a further breakdown of operating income (loss) for each segment, please refer to “Operating Performance by Business Segment” below.

During the fiscal year ended March 31, 2011, Sony recorded charges of 11.9 billion yen, consisting principally of idle facility costs at manufacturing sites and an incremental provision for life insurance policy reserves, caused by the Great East Japan Earthquake. Furthermore, Sony incurred incremental expenses, including restoration costs (e.g., repair, removal and cleaning costs) directly related to the damages caused by the disaster to certain fixed assets including buildings, machinery and equipment as well as inventories at manufacturing sites and warehouses, in addition to charges for the disposal or impairment of fixed assets and inventories. These expenses amounted to 10.9 billion yen; however, Sony has insurance policies that cover certain damages to fixed assets and inventories as well as the associated restoration costs, which are expected to offset almost all of these losses and expenses in the fiscal year ended March 31, 2011, as the recoveries from insurance claims are deemed probable.

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

Income Taxes

For the fiscal year ended March 31, 2011, Sony recorded 425.3 billion yen of income taxes, primarily resulting from recording a non-cash charge to establish a valuation allowance of 362.3 billion yen against deferred tax assets at Sony Corporation and its national tax filing group in Japan. Carrying amounts of deferred tax assets are evaluated on a tax jurisdiction basis and require a reduction by a valuation allowance if, based on the available positive and negative evidence, it is more likely than not that such assets will not be realized. In Japan, Sony Corporation files a standalone tax filing for local tax purposes and a consolidated national tax filing with its wholly-owned Japanese subsidiaries for national tax purposes. Sony Corporation and its national tax filing group in Japan are in a three year cumulative loss position for the fiscal year ended March 31, 2011. Under U.S. GAAP, a three year cumulative loss position is considered significant negative evidence in assessing the realizability of deferred tax assets, which is difficult to overcome, particularly given the relatively short tax loss carryforward period of seven years in Japan and the anticipated impact of the Great East Japan Earthquake on the near-term forecast for entities in Japan. Accordingly, Sony determined in the fourth quarter of the fiscal year ended March 31, 2011 that it was required under U.S. GAAP to establish a valuation allowance against certain deferred tax assets in Japan. Refer to Note 21 to the notes to consolidated financial statements.

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

Net income attributable to noncontrolling interest of 39.3 billion yen was recorded, a decrease of 14.5 billion yen year-on-year. This was mainly due to the income recorded at SFH, for which there is a noncontrolling interest of 40 percent. For details of operating results in the Financial Services segment, refer to “Operating Performance by Business Segment” below.

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

Business Segment Information

	Fiscal year ended March 31		Percent change
	2010	2011
	(Yen in billions)
Sales and operating revenue
Consumer Products & Services	3,712.4	3,849.8	+3.7%
Professional, Device & Solutions	1,519.0	1,503.3	–1.0
Pictures	705.2	600.0	–14.9
Music	522.6	470.7	–9.9
Financial Services	851.4	806.5	–5.3
All Other	460.8	447.8	–2.8
Corporate and Elimination	(557.4)	(496.9)	—

Consolidated	7,214.0	7,181.3	–0.5

	Fiscal year ended March 31		Percent change
	2010	2011
	(Yen in billions)
Operating income (loss)
Consumer Products & Services	(101.4)	10.8	—%
Professional, Device & Solutions	(35.4)	27.7	—
Pictures	42.8	38.7	–9.7
Music	36.5	38.9	+6.6
Financial Services	162.5	118.8	–26.9
Equity in net income (loss) of Sony Ericsson	(34.5)	4.2	—
All Other	(5.0)	7.1	—

Sub-Total	65.5	246.2	+275.9
Corporate and Elimination	(33.7)	(46.3)	—

Consolidated	31.8	199.8	+528.9

Consumer Products & Services

Sales for the fiscal year ended March 31, 2011 increased 3.7 percent year-on-year to 3,849.8 billion yen. Sales to outside customers increased 3.7 percent year-on-year. This was primarily due to higher LCD television sales resulting from a significant increase in unit sales that came mostly from the Asia-Pacific Area, Other Areas, and Japan and higher PC sales, which saw increased unit sales and an expanding market share in all regions. The sales increase was partially offset by unfavorable foreign currency exchange rates. LCD television sales in Japan increased primarily due to both a program which provided consumers with a subsidy from the Japanese government and enhanced demand resulting from the transition from analog to digital television broadcasting in Japan which was completed in July 2011. The subsidy program ended on March 31, 2011.

Operating income of 10.8 billion yen was recorded, compared to a loss of 101.4 billion yen in the fiscal year ended March 31, 2010. This improvement was driven primarily by an increase in gross profit due to higher sales (excluding the foreign exchange impact), an improvement in the cost of sales ratio, and a decrease in other operating loss, net. The impact of foreign exchange rates, a factor that is analyzed separately, was unfavorable, along with an increase in SGA expenses primarily associated with higher marketing expenses partially offset by the improvement factors noted above. A product category contributing to the increase in gross profit due to higher sales (excluding the foreign exchange impact) included LCD televisions as mentioned in the paragraph above. In the fiscal year ended March 31, 2010, a 27.1 billion yen non-cash charge related to the impairment of LCD television assets, which were not included in restructuring charges, was recorded. (Refer to Note 19 to the notes to the consolidated financial statements.) Restructuring charges were 28.7 billion yen, compared with 37.3 billion yen recorded in the fiscal year ended March 31, 2010. The restructuring charges recorded in the fiscal year ended March 31, 2011 included expenses of 11.6 billion yen related to the transfer to third parties of the Barcelona factory in Europe (executed in January 2011) and the impairment of related assets.

A category that favorably impacted the change in segment operating results (excluding restructuring charges and the above-mentioned LCD television asset impairment) was the game business, reflecting significant cost reductions of PS3 hardware and higher unit sales of PS3 software. A category that unfavorably impacted the change in segment operating results (excluding restructuring charges and the above-mentioned LCD television asset impairment) was LCD televisions, reflecting a decline in unit selling prices and unfavorable foreign exchange rates, despite rising unit sales.

Below are the sales to outside customers by product category, unit sales of major products and unit sales of each platform within the Game category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31				Percent change
	2010		2011
	(Yen in millions)
Televisions	1,005,773	(27.6)	1,200,491	(31.8)	+19.4%
Home Audio and Video	302,678	(8.3)	285,297	(7.6)	–5.7
Digital Imaging	664,502	(18.3)	642,570	(17.0)	–3.3
Personal and Mobile Products	809,369	(22.3)	828,375	(22.0)	+2.3
Game	840,711	(23.1)	798,405	(21.2)	–5.0
Other	15,104	(0.4)	16,472	(0.4)	+9.1

CPS Total	3,638,137	(100.0)	3,771,610	(100.0)	+3.7

Unit sales of major products

	Fiscal year ended March 31			Percent change
	2010	2011	Unit change
	(Units in millions)
LCD televisions within Televisions	15.6	22.4	+6.8	+43.6%
Blu-ray Disc recorders within Home Audio and Video	0.7	1.0	+0.3	+42.9
Blu-ray Disc players within Home Audio and Video	3.3	4.6	+1.3	+39.4
DVD players within Home Audio and Video	11.5	10.0	–1.5	–13.0
Home-use video cameras within Digital Imaging	5.3	5.2	–0.1	–1.9
Compact digital cameras within Digital Imaging	21.0	24.0	+3.0	+14.3
PCs within Personal and Mobile Products	6.8	8.7	+1.9	+27.9
Flash memory digital audio players within Personal and Mobile Products	8.0	8.4	+0.4	+5.0

Unit sales of each platform within the Game category

	Fiscal year ended March 31		Unit change	Percent change
	2010	2011
	(Units in millions)
Hardware
PlayStation®3	13.0	14.3	+1.3	+10.0%
PSP®(PlayStation ®Portable)	9.9	8.0	–1.9	–19.2
PlayStation®2	7.3	6.4	–0.9	–12.3
Software*
PlayStation®3	115.6	147.9	+32.3	+27.9
PSP®(PlayStation ®Portable)	44.4	46.6	+2.2	+5.0
PlayStation®2	35.7	16.4	–19.3	–54.1

* Network downloaded software is not included within unit software sales in the table above.

Professional, Device & Solutions

Sales for the fiscal year ended March 31, 2011 decreased 1.0 percent year-on-year, to 1,503.3 billion yen. Sales to outside customers decreased 1.3 percent year-on-year. This was primarily due to unfavorable foreign exchange rates and lower sales of Components resulting from a decrease in sales of storage media affected by market contraction and a decrease in sales of optical disc drives driven by price competition, partially offset by higher semiconductor sales resulting from strong performances of small- and medium-sized LCD panels and image sensors.

Operating income of 27.7 billion yen was recorded, compared to a loss of 35.4 billion yen in the fiscal year ended March 31, 2010. This improvement was mainly due to an improvement in the cost of sales ratio, a decrease in restructuring charges, and an increase in gross profit from higher sales, partially offset by unfavorable foreign exchange rates. A category that favorably impacted the change in segment operating results (excluding restructuring charges) was Semiconductors, reflecting higher sales of image sensors, and Professional Solutions, reflecting an increase in sales of products such as digital cinema projectors.

Below are the sales to outside customers by product category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31				Percent change
	2010		2011
	(Yen in millions)
Professional Solutions	295,360	(27.3)	287,394	(26.9)	–2.7%
Semiconductors	299,715	(27.7)	358,396	(33.6)	+19.6
Components	476,097	(44.1)	410,090	(38.5)	–13.9
Other	9,812	(0.9)	10,694	(1.0)	+9.0

PDS Total	1,080,984	(100.0)	1,066,574	(100.0)	–1.3

Total for the CPS and PDS Segments

Inventory

Total Inventory for the CPS and PDS segments, as of March 31, 2011, was 608.0 billion yen.

Sales to Outside Customers by Geographic Area

Regarding sales to outside customers by geographic area for the CPS and PDS segments, combined sales decreased year-on-year by 8 percent in the U.S. and by 1 percent in Europe, and increased year-on-year by 8 percent in Japan, by 15 percent in China, by 3 percent in the Asia-Pacific Area, and by 13 percent in Other Areas. Total combined sales in all areas increased year-on-year by 2 percent.

In the U.S., sales of products such as small- and medium-sized LCD panels and digital cinema projectors increased while sales of products such as LCD televisions, storage media and digital ebook readers decreased. In Europe, sales of products such as LCD televisions and PCs increased while sales in the game business and sales of products such as home-use video cameras decreased. In Japan, sales of products such as LCD televisions, interchangeable single lens cameras, and small- and medium-sized LCD panels increased, while sales of products such as storage media decreased. In China, sales of products such as LCD televisions, optical disc drive products and PCs increased. In the Asia-Pacific Area, sales of products such as small- and medium-sized LCD panels and LCD televisions increased while sales of products such as optical disc drive products decreased. In Other Areas, sales of products such as LCD televisions increased.

Sony’s LCD television sales in Japan increased approximately 42 percent in the fiscal year ended March 31, 2011. The increase was primarily as a result of both a program that provided consumers with a subsidy directly from the Japanese government after the purchase of qualifying products and enhanced demand resulting from the transition from analog to digital television broadcasting in Japan which was completed in July 2011. The contribution of these factors to the growth in television sales was partially offset by continued price competition. The government subsidy program expired on March 31, 2011.

Manufacturing by Geographic Area

Approximately 55 percent of the CPS and PDS segments’ combined total annual production during the fiscal year ended March 31, 2011 was in-house production and approximately 45 percent was outsourced production.

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

Sales for the fiscal year ended March 31, 2011 decreased 14.9 percent year-on-year, to 600.0 billion yen, primarily due to lower motion picture revenues and the appreciation of the yen against the U.S. dollar. On a U.S. dollar basis, sales for the fiscal year ended March 31, 2011 decreased approximately 8 percent. Motion picture revenues, also on a U.S. dollar basis, decreased approximately 13 percent year-on-year. While the fiscal year ended March 31, 2011 benefitted from the strong performances of The Karate Kid, Grown Ups and Salt, international theatrical and worldwide home entertainment revenues declined significantly in comparison to the fiscal year ended March 31, 2010 which included 2012, Angels & Demons and Michael Jackson’s This Is It. Television revenues, on a U.S. dollar basis, increased approximately 8 percent year-on-year, primarily due to higher subscription and advertising revenues from a number of SPE’s television networks and higher U.S. revenues from the licensing of made-for-cable and syndication television product.

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

In March 2011, SPE acquired an additional 5 percent equity interest and a controlling interest, including certain management rights, in GSN, which operates a U.S. cable network and online business. As a result, SPE’s total equity interest in GSN increased to 40 percent. In accordance with the accounting guidance for business combinations achieved in stages, Sony remeasured the 35 percent equity interest in GSN that it owned prior to the acquisition at the fair value of such interest at the time control was obtained. This resulted in the recognition of a gain of 27.0 billion yen, which is included in operating income for the fiscal year ended March 31, 2011. Operating income for the fiscal year ended March 31, 2011 also includes a gain on the sale of SPE’s remaining equity interest in a Latin American premium pay television business (HBO Latin America). The total gain recognized from these two transactions was 30.3 billion yen. Refer to Notes 24 and 25 to the notes to the consolidated financial statements.

In the fiscal year ended March 31, 2010, there were gains recognized from the sale of a portion of SPE’s equity interest in both HBO Latin America and GSN, as well as from the sale of all of its equity interest in a Central European premium pay television business (HBO Central Europe). The total gain recognized from these sales was 30.3 billion yen.

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

Sales for the fiscal year ended March 31, 2011 decreased 9.9 percent year-on-year to 470.7 billion yen. This decrease was primarily due to the negative impact of the appreciation of the yen against the U.S. dollar, the especially strong performance of Michael Jackson product in the previous fiscal year and the continued contraction of the physical music market. Best selling titles during the fiscal year ended March 31, 2011 included ikimono-gakari’s IKIMONO BAKARI: MEMBERS’ BEST SELECTION, Susan Boyle’s The Gift, P!nk’s Greatest Hits … So Far!!!, Michael Jackson’s Michael and music from the cast of the hit television show Glee.

Operating income increased 2.4 billion yen year-on-year to 38.9 billion yen. Despite the decrease in sales, operating income increased due to decreases in marketing, restructuring and overhead costs.

Financial Services

In Sony’s Financial Services segment, the results include SFH and SFH’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank, as well as the results for SFI. Unless otherwise specified, all amounts are reported on a U.S. GAAP basis. The results of Sony Life discussed below on the basis of U.S. GAAP differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

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

Sony Mobile Communications

As noted above, On February 15, 2012, Sony acquired Ericsson’s 50 percent equity interest in Sony Ericsson and it became a wholly-owned subsidiary of Sony. Through that date, Sony Ericsson’s operating results were accounted for under the equity method and were not consolidated in Sony’s consolidated financial statements, as Sony Corporation’s ownership percentage of Sony Ericsson was 50 percent. Sony Mobile aggregates the results of its worldwide subsidiaries on a euro basis. The following euro-based results of Sony Mobile do not include the impact of the acquisition, principally excluding the impact of purchase accounting adjustments Sony believes that the following euro-based discussions provide additional useful analytical information to investors regarding Sony’s operating performance.

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

***

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

Operating income of 7.1 billion yen was recorded for the fiscal year ended March 31, 2011, compared to a loss of 5.0 billion yen in the previous fiscal year. This improvement was mainly due to the fact that there were charges related to the withdrawal from the property management operation of an entertainment complex in Japan and the termination payments of the property lease contract in the previous fiscal year. In addition, losses from an unprofitable measuring systems business that were incurred in the previous fiscal year were not incurred in the fiscal year ended March 31, 2011 due to the sale of that business, which also contributed to the segment results improvement. The sale was completed at the end of March 2010.

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

In the fiscal year ended March 31, 2011, Sony recorded restructuring charges of 67.1 billion yen, which includes 4.8 billion yen of non-cash charges related to depreciation associated with restructured assets, compared to 124.3 billion yen of restructuring charges recorded in the previous fiscal year. There were 7.9 billion yen of non-cash charges related to depreciation associated with restructured assets in the previous fiscal year. Restructuring charges decreased by 57.3 billion yen or 46.1 percent year-on-year, as Sony implemented the major part of its fixed cost and total asset reduction plan in the previous fiscal year. Of the total 67.1 billion yen incurred in the fiscal year ended March 31, 2011, 38.3 billion yen were personnel related costs, primarily included in SGA expenses in the consolidated statements of income. These personnel related costs decreased 41.3 percent, compared to the previous fiscal year. Sony’s total manufacturing sites were reduced from 57 sites as of December 31, 2008 to 46 sites as of March 31, 2010, and then to 41 sites as of March 31, 2011. As a result, Sony has been consolidating its manufacturing operations and increasingly utilizing the services of third-party OEMs and third-party ODMs.

Restructuring charges for the fiscal year ended March 31, 2011 were recorded mainly in the CPS segment. In the CPS segment, restructuring charges amounted to 28.7 billion yen, which includes 3.2 billion yen of non-cash charges related to depreciation associated with restructured assets, compared to 37.3 billion yen of restructuring charges recorded in the fiscal year ended March 31, 2010. Charges in the fiscal year ended March 31, 2010 included 7.9 billion yen of non-cash charges related to depreciation associated with restructured assets. In the fiscal year ended March 31, 2011, the CPS segment recorded 14.0 billion yen of restructuring charges related to personnel costs, comprising 36.7 percent of the total 38.3 billion yen personnel costs recorded on a consolidated basis. The CPS segment’s restructuring charges included expenses of 11.6 billion yen related to the transfer to third parties of the Barcelona factory in Europe and the impairment of related assets (executed in January 2011). With respect to television operations, Sony ceased manufacturing operations during the previous fiscal year at its Sony EMCS Corporation’s Ichinomiya TEC and at its Sony Baja California, S.A. de C.V.’s Mexicali factory and completed the transfer to the Hon Hai Group of 90.0 percent of Sony’s equity interest in Sony Baja California and certain manufacturing assets related to LCD televisions at Sony Baja California’s Tijuana Factory in Mexico, which mainly manufactures LCD televisions for the Americas region. The Tijuana Factory remains a key manufacturing site of Sony LCD televisions for the Americas region. In the fiscal year ended March 31, 2011, Sony completed the transfer to the Hon Hai Group of 90.1 percent of Sony’s equity interest in the Nitra Factory in Slovakia and the transfer to Ficosa International, S.A. and COMSA EMTE SL of Sony Espana S.A.’s Barcelona Technology Center. The Nitra plant remains a key manufacturing site of LCD televisions for the European region.

In all segments, excluding the CPS segment, restructuring charges were recorded mainly due to headcount reductions through early retirement programs.

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

For the fiscal year ended March 31, 2011, consolidated sales were 7,181.3 billion yen, a decrease of 0.5 percent year-on-year, while on a constant currency basis, sales increased 6 percent year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income increased 168.0 billion yen year-on-year to 199.8 billion yen in the fiscal year ended March 31, 2011 despite the large unfavorable impact of foreign exchange rates of approximately

98 billion yen. Operating income increased by approximately 6.3 times the operating income in the fiscal year ended March 31, 2010, while it would have increased by approximately 9.4 times the operating income in the fiscal year ended March 31, 2010 on a constant currency basis.

Most of the unfavorable foreign exchange rate impact on consolidated operating income was attributable to the CPS and PDS segments. In the CPS segment, sales increased 3.7 percent year-on-year to 3,849.8 billion yen, while sales increased approximately 11 percent on a constant currency basis. Operating income of 10.8 billion yen was recorded in the fiscal year ended March 31, 2011, compared to a loss of 101.4 billion yen in the fiscal year ended March 31, 2010. The impact of foreign exchange rate changes was a decrease of approximately 55 billion yen in operating income. In the PDS segment, sales decreased 1.0 percent year-on-year to 1,503.3 billion yen, while sales increased approximately 8 percent on a constant currency basis. Operating income of 27.7 billion yen was recorded in the fiscal year ended March 31, 2011, compared to a loss of 35.4 billion yen in the fiscal year ended March 31, 2010. The impact of foreign exchange rate changes during the fiscal year was a decrease of approximately 51 billion yen in operating income. For a detailed analysis of segment performance that discusses the impact of foreign exchange rates separately within categories when material, please refer to “Consumer, Products & Services” and “Professional & Device Solution” segments under “Operating Performance by Business Segment.”

During the fiscal year ended March 31, 2011, Sony estimated that a one yen appreciation against the U.S. dollar decreased consolidated sales by approximately 44 billion yen, with a corresponding decrease in operating income of approximately 2 billion yen. Sony’s exposure to the U.S. dollar is limited due to Sony’s ability to manage its U.S. dollar-based sales with U.S. dollar-based costs creating a natural currency hedge. Sony results are more sensitive to movements between the yen and the euro. A one yen appreciation against the euro was estimated to decrease consolidated sales by approximately 10 billion yen, with a corresponding decrease in operating income of approximately 7 billion yen.

In addition, sales for the Pictures segment decreased 14.9 percent year-on-year to 600.0 billion yen, while sales decreased approximately 8 percent on a constant currency (U.S. dollar) basis. In the Music segment, sales decreased 9.9 percent year-on-year to 470.7 billion yen, while sales decreased approximately 5 percent on a constant currency basis. For a detailed analysis of segment performance, please refer to Pictures and Music segments under “Operating Performance by Business Segment.” Sony’s Financial Services segment consolidates the yen-based results of SFH and the yen-based results for Sony SFI. As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.

Sony’s consolidated results are subject to foreign currency rate fluctuations largely because the currency used in the countries where manufacturing and material and parts procurement takes place may be different from those where Sony’s products are sold. In order to reduce the risk caused by foreign exchange rate fluctuations, Sony employs derivatives, including foreign exchange forward contracts and foreign currency option contracts, in accordance with a consistent risk management strategy. Such derivatives are used primarily to mitigate the effect of foreign currency exchange rate fluctuations on cash flows generated or anticipated by Sony Corporation and by its subsidiaries’ transactions and accounts receivable and payable denominated in foreign currencies.

SGTS in London provides integrated treasury services for Sony Corporation, its subsidiaries, and affiliated companies. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS to hedge their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. The concentration of foreign exchange exposures at SGTS means that, in effect, SGTS hedges most of the net foreign exchange exposure of Sony Corporation, its subsidiaries and affiliated companies. SGTS in turn enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of these transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures on average three months before the actual transactions take place. However, in certain cases SGTS partially hedges the projected exposures one month before the actual transactions take place when business requirements such as shorter production-sales cycles for certain products arise. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment. In the Financial Services segment, Sony uses derivatives primarily for ALM.

To minimize the effects of foreign exchange fluctuations on its financial results, particularly in the CPS and PDS segments, Sony seeks, when appropriate, to localize material and parts procurement, design and manufacturing operations in areas outside of Japan.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses. The notional amount and the net fair value of all the foreign exchange derivative contracts as of March 31, 2011 were 1,533.6 billion yen and a liability of 5.1 billion yen, respectively.

Note: In this section, the descriptions of sales on a constant currency basis reflects sales obtained by applying the yen’s monthly average exchange rates from the previous fiscal year to local currency-denominated monthly sales in the current fiscal year. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting cost of sales, and SGA expenses on a constant currency basis from sales on a constant currency basis. Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates in the previous fiscal year to the corresponding local currency-denominated monthly cost of sales and SGA expenses in the current fiscal year. In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis. Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measured in accordance with U.S. GAAP. Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that disclosing sales and operating income (loss) information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Assets, Liabilities and Stockholders’ Equity

Assets

Total assets as of March 31, 2012 increased by 384.5 billion yen, or 3.0 percent year-on-year, to 13,295.7 billion yen. Total assets as of March 31, 2012 in all segments, excluding the Financial Services segment, decreased by 269.4 billion yen, or 4.5 percent year-on-year, to 5,781.9 billion yen. This decrease is primarily due to a decrease in deferred tax assets due to the recording of valuation allowances and a decrease in cash and cash equivalents due to lower net cash inflow in operating activities, partially offset by an increase in assets due to the consolidation of Sony Ericsson as a wholly-owned subsidiary from February 16, 2012. Total assets as of March 31, 2012 in the Financial Services segment increased by 617.0 billion yen, or 8.7 percent year-on-year, to 7,679.4 billion yen mainly as a result of the expansion of business at Sony Life.

Current Assets

Current assets as of March 31, 2012 decreased by 89.1 billion yen, or 2.3 percent year-on-year, to 3,755.0 billion yen. Current assets as of March 31, 2012 in all segments, excluding the Financial Services segment, decreased by 140.8 billion yen, or 4.8 percent, year-on-year to 2,766.3 billion yen.

Cash and cash equivalents as of March 31, 2012 in all segments, excluding the Financial Services segment, decreased 128.0 billion yen, or 15.1 percent year-on-year, to 719.4 billion yen. This was primarily due to lower net cash inflow in operating activities and to higher net cash outflow in investing activities in the fiscal year ended March 31, 2012. Refer to “Cash Flows” below.

Notes and accounts receivable, trade (net of allowances for doubtful accounts and sales returns) as of March 31, 2012, excluding the Financial Services segment, increased 26.4 billion yen, or 3.6 percent year-on-year, to 768.7 billion yen, mainly due to the consolidation of Sony Ericsson, partially offset by lower sales in the CPS and PDS segments.

Other current assets as of March 31, 2012 in all segments, excluding the Financial Services segment, decreased 39.6 billion yen, or 3.0 percent year-on-year, to 1,274.8 billion yen, mainly due to a decrease in deferred tax assets as a result of a valuation allowance recorded against certain deferred tax assets. Refer to Note 21 to the notes to consolidated financial statements.

Inventories as of March 31, 2012 increased by 3.0 billion yen, or 0.4 percent year-on-year, to 707.1 billion yen. This increase was primarily due to the consolidation of Sony Ericsson, partially offset by adjustments in production, mainly in LCD televisions resulting from lower sales.

The inventory to cost of sales turnover ratio (based on the average of inventories at the end of each fiscal year and the previous fiscal year) at March 31, 2012 was 1.93 months compared to 1.68 months at the end of the previous fiscal year.

Current assets as of March 31, 2012 in the Financial Services segment increased by 45.5 billion yen, or 4.8 percent year-on-year, to 1,002.3 billion yen primarily due to the increase of marketable securities as a result of the expansion of business in Sony Life.

Investments and Advances

Investments and advances as of March 31, 2012 increased by 426.8 billion yen, or 7.2 percent year-on-year, to 6,319.5 billion yen.

Investments and advances as of March 31, 2012 in all segments, excluding the Financial Services segment, decreased by 169.4 billion yen, or 49.0 percent year-on-year, to 176.3 billion yen primarily due to sales of Sony’s shares of S-LCD, as well as the elimination of Sony’s investment account in Sony Ericsson in accordance with the consolidation of Sony Ericsson which was previously accounted for under the equity method.

Investments and advances as of March 31, 2012 in the Financial Services segment increased by 594.4 billion yen, or 10.7 percent year-on-year, to 6,174.8 billion yen. This increase was primarily due to business growth at both Sony Life and Sony Bank, resulting in increases in investments made by Sony Life mainly in Japanese fixed income securities, and increases in mortgage loans provided by Sony Bank. Refer to “Investments” below.

Property, Plant and Equipment (after deduction of accumulated depreciation)

Property, plant and equipment as of March 31, 2012 increased by 6.1 billion yen, or 0.7 percent year-on-year, to 931.0 billion yen.

Property, plant and equipment as of March 31, 2012 in all segments, excluding the Financial Services segment, increased by 23.6 billion yen, or 2.6 percent year-on-year, to 918.4 billion yen. The increase in property, plant and equipment was mainly due to the consolidation of Sony Ericsson.

Capital expenditures (additions to property, plant and equipment) for the fiscal year ended March 31, 2012 increased by 90.2 billion yen, or 44.1 percent year-on-year, to 295.1 billion yen mainly due to investments in the semiconductor business.

Property, plant and equipment as of March 31, 2012 in the Financial Services segment decreased by 17.5 billion yen, or 58.2 percent year-on-year, to 12.6 billion yen mainly due to the sale of the leasing business at SFI.

Other Assets

Other assets as of March 31, 2012 increased by 46.0 billion yen, or 2.3 percent year-on-year, to 2,020.2 billion yen primarily due to a significant increase in intangible assets and goodwill as a result of the consolidation of Sony Ericsson, partially offset by a significant decrease in deferred tax assets due to the recording of valuation allowances. Refer to Note 24 to the notes to the consolidated financial statements.

Liabilities

Total current and long-term liabilities as of March 31, 2012 increased by 830.3 billion yen, or 8.3 percent year-on-year, to 10,785.5 billion yen. Total current and long-term liabilities as of March 31, 2012 in all segments, excluding the Financial Services segment, increased by 274.6 billion yen, or 7.4 percent year-on-year, to 3,984.4 billion yen. Total current and long-term liabilities in the Financial Services segment as of March 31, 2012 increased by 518.8 billion yen, or 8.2 percent year-on-year, to 6,852.0 billion yen.

Current Liabilities

Current liabilities as of March 31, 2012 increased by 394.7 billion yen, or 9.5 percent year-on-year, to 4,530.0 billion yen.

Current liabilities as of March 31, 2012 in all segments, excluding the Financial Services segment, increased by 307.2 billion yen, or 13.5 percent year-on-year, to 2,580.5 billion yen.

Short-term borrowings and the current portion of long-term debt as of March 31, 2012 in all segments, excluding the Financial Services segment, increased by 247.2 billion yen, or 161.9 percent year-on-year, to 399.9 billion yen, primarily due to the transfer from long-term liabilities of the current portion of straight bonds that will mature during the fiscal year ending March 31, 2013.

Notes and accounts payable, trade as of March 31, 2012 in all segments, excluding the Financial Services segment, decreased by 32.9 billion yen, or 4.2 percent year-on-year, to 758.7 billion yen primarily due to a decrease in procurement of raw materials resulting from the decrease in sales in the CPS and PDS segments.

Current liabilities as of March 31, 2012 in the Financial Services segment increased by 81.3 billion yen, or 4.3 percent year-on-year, to 1,963.1 billion yen, mainly due to an increase in deposits from customers at Sony Bank.

Long-term Liabilities

Long-term liabilities as of March 31, 2012 increased by 435.6 billion yen, or 7.5 percent year-on-year, to 6,255.6 billion yen.

Long-term liabilities as of March 31, 2012 in all segments, excluding the Financial Services segment, decreased by 32.7 billion yen, or 2.3 percent year-on-year, to 1,403.9 billion yen. Long-term debt as of March 31, 2012 in all segments, excluding the Financial Services segment, decreased by 50.7 billion yen, or 6.3 percent year-on-year, to 748.7 billion yen. This decrease was primarily due to the above-mentioned transfer of the current portion of straight bonds to current liabilities, partially offset by the unsecured bank loan used to acquire Sony Ericsson. For further detail about the unsecured bank loan, please refer to “Liquidity and Capital Resources” in “Item 5. Operating and Financial Review and Prospects”,

Long-term liabilities as of March 31, 2012 in the Financial Services segment increased by 437.5 billion yen, or 9.8 percent year-on-year, to 4,888.9 billion yen. This increase was primarily due to an increase in the policy amount in force at Sony Life.

Total Interest-bearing Debt

Total interest-bearing debt inclusive of long-term debt and short-term borrowings as of March 31, 2012 increased by 197.0 billion yen, or 20.2 percent year-on-year, to 1,172.6 billion yen. Total interest-bearing debt as of March 31, 2012 in all segments, excluding the Financial Services segment, increased by 196.5 billion yen, or 20.6 percent year-on-year, to 1,148.6 billion yen.

Redeemable Noncontrolling Interest

In March 2011, Sony acquired an additional 5 percent equity interest in GSN, resulting in Sony owning a 40 percent equity interest. As part of the acquisition, Sony obtained a controlling interest in GSN and as a result, consolidated GSN. Sony granted a put right to the other investor (the “Current Investor”) in GSN for an additional 18 percent interest in GSN. The put right is exercisable during three windows starting on April 1 of each of 2012, 2013 and 2014 and lasting for 60 business days (each such period, a “Trigger Window”). In the event that GSN’s audited financial statements for the most recent completed calendar year are not available on April 1, the Trigger Window shall commence on the day when GSN’s audited financial statements are delivered to the Current Investor. As of June 26, 2012, GSN’s audited financial statements for the year ended December 31, 2011 had not been delivered to the Current Investor. The exercise price of the put is calculated using a formula based on an agreed upon multiple of the earnings of GSN with a minimum price of 234 million U.S. dollars and a maximum price of 288 million U.S. dollars. The portion of the noncontrolling interest that can be put to Sony is accounted for as redeemable securities because redemption is outside of Sony’s control and is reported in the mezzanine equity section in the consolidated balance sheet. Refer to Notes 24 and 27 to the notes to the consolidated financial statements.

Sony Corporation’s Stockholders’ Equity

Sony Corporation’s stockholders’ equity as of March 31, 2012 decreased by 519.1 billion yen, or 20.4 percent year-on-year, to 2,028.9 billion yen. Retained earnings decreased by 481.8 billion yen, or 30.8 percent year-on-year, to 1,084.5 billion yen as a result of the recording of 456.7 billion yen in net loss attributable to Sony Corporation’s stockholders. Accumulated other comprehensive income deteriorated by 37.9 billion yen, or 4.7 percent year-on-year, to a loss of 842.1 billion yen primarily due to the recording of 34.7 billion yen of pension liability adjustments. The ratio of Sony Corporation’s stockholders’ equity to total assets decreased 4.5 percentage points year-on-year, from 19.7 percent to 15.3 percent.

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

Financial Services segment

	March 31
	2011	2012
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	167,009	175,151
Marketable securities	643,171	677,543
Notes and accounts receivable, trade	5,933	5,678
Other	140,633	143,903

	956,746	1,002,275
Investments and advances	5,580,418	6,174,810
Property, plant and equipment	30,034	12,569
Other assets:
Deferred insurance acquisition costs	428,262	441,236
Other	66,944	48,472

	495,206	489,708

	7,062,404	7,679,362

	March 31
	2011	2012
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	23,191	18,781
Notes and accounts payable, trade	1,705	—
Deposits from customers in the banking business	1,647,752	1,761,137
Other	209,168	183,172

	1,881,816	1,963,090
Long-term liabilities:
Long-term debt	16,936	17,145
Accrued pension and severance costs	13,925	15,340
Future insurance policy benefits and other	4,225,373	4,658,487
Other	195,115	197,894

	4,451,349	4,888,866
Stockholders’ equity of Financial Services	727,955	825,499
Noncontrolling interests	1,284	1,907

	7,062,404	7,679,362

Sony without the Financial Services segment

	March 31
	2011	2012
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	847,403	719,425
Marketable securities	3,000	3,370
Notes and accounts receivable, trade	742,297	768,697
Other	1,314,419	1,274,826

	2,907,119	2,766,318
Film costs	275,389	270,048
Investments and advances	345,660	176,270
Investments in Financial Services, at cost	115,806	115,773
Property, plant and equipment	894,834	918,429
Other assets	1,512,523	1,535,075

	6,051,331	5,781,913

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	152,664	399,882
Notes and accounts payable, trade	791,570	758,680
Other	1,329,061	1,421,947

	2,273,295	2,580,509
Long-term liabilities:
Long-term debt	799,389	748,689
Accrued pension and severance costs	257,395	294,035
Other	379,752	361,161

	1,436,536	1,403,885
Redeemable noncontrolling interest	19,323	20,014
Stockholders’ equity of Sony without Financial Services	2,217,106	1,651,856
Noncontrolling interests	105,071	125,649

	6,051,331	5,781,913

Consolidated

	March 31
	2011	2012
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	1,014,412	894,576
Marketable securities	646,171	680,913
Notes and accounts receivable, trade	743,690	769,915
Other	1,439,773	1,409,558

	3,844,046	3,754,962
Film costs	275,389	270,048
Investments and advances	5,892,655	6,319,476
Property, plant and equipment	924,868	930,998
Other assets:
Deferred insurance acquisition costs	428,262	441,236
Other	1,545,902	1,578,947

	1,974,164	2,020,183

	12,911,122	13,295,667

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	163,351	410,361
Notes and accounts payable, trade	793,275	758,680
Deposits from customers in the banking business	1,647,752	1,761,137
Other	1,530,921	1,599,803

	4,135,299	4,529,981
Long-term liabilities:
Long-term debt	812,235	762,226
Accrued pension and severance costs	271,320	309,375
Future insurance policy benefits and other	4,225,373	4,658,487
Other	510,993	525,477

	5,819,921	6,255,565
Redeemable noncontrolling interest	19,323	20,014
Sony Corporation’s stockholders’ equity	2,547,987	2,028,891
Noncontrolling interests	388,592	461,216

	12,911,122	13,295,667

Investments

The following table contains available-for-sale and held-to-maturity securities, including the breakdown of unrealized gains and losses by investment category.

	March 31, 2012
	Cost	Unrealized gain	Unrealized loss	Fair market value
		(Yen in millions)
Financial Services Business:
Available-for-sale
Debt securities
Sony Life	864,620	54,827	—	919,447
Sony Bank	884,430	8,128	(8,140)	884,418
Other	9,583	68	(16)	9,635
Equity securities
Sony Life	30,304	6,516	(141)	36,679
Sony Bank	—	—	—	—
Other	719	—	(119)	600
Held-to-maturity
Debt securities
Sony Life	3,407,776	157,410	(4,499)	3,560,687
Sony Bank	12,940	615	—	13,555
Other	73,765	1,502	—	75,267
Total Financial Services	5,284,137	229,066	(12,915)	5,500,288
Non-Financial Services:
Available-for-sale securities	35,374	46,767	(1,270)	80,871
Held-to-maturity securities	—	—	—	—
Total Non-Financial Services	35,374	46,767	(1,270)	80,871
Consolidated	5,319,511	275,833	(14,185)	5,581,159

At March 31, 2012, Sony Life had debt and equity securities which had gross unrealized losses of 4.5 billion yen and 0.1 billion yen, respectively. Of the unrealized loss, 97.0 percent related to securities in an unrealized loss position for periods greater than 12 months at March 31, 2012. Sony Life principally invests in debt securities in various industries. Almost all of the debt securities in which Sony Life invested were rated “BBB” or higher by Standard & Poor’s Ratings Services (“S&P”), Moody’s Investors Service (“Moody’s”) or other rating agencies.

At March 31, 2012, Sony Bank had debt securities which had gross unrealized losses of 8.1 billion yen. Of the unrealized loss, 12.3 percent related to securities in an unrealized loss position for periods greater than 12 months at March 31, 2012. Sony Bank principally invests in Japanese government bonds, Japanese corporate bonds and foreign bonds. Almost all of these securities were rated “BBB” or higher by S&P, Moody’s or other rating agencies.

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

For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2012 (4.5 billion yen), all of which are long-term Japanese national government bonds, maturity dates vary as follows:

• Within 1 year:	—
• 1 to 5 years:	—
• 5 to 10 years:	—
• above 10 years:	100.0 percent

For fixed maturity securities with unrecognized losses held by Sony Bank as of March 31, 2012 (8.1 billion yen), maturity dates vary as follows:

• Within 1 year:	39.2 percent
• 1 to 5 years:	47.0 percent
• 5 to 10 years:	13.8 percent
• above 10 years:	—

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other issued by a number of non-public companies. The aggregate carrying amount of the investments in non-public companies at March 31, 2012 was 93.1 billion yen. A non-public equity investment is primarily valued at cost if fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other-than-temporary, the impairment of the investment is recognized immediately and the carrying value is reduced to its fair value.

For the fiscal years ended March 31, 2010, 2011 and 2012, total realized impairment losses were 5.5 billion yen, 9.8 billion yen and 5.5 billion yen, respectively, of which 2.6 billion yen, 2.1 billion yen and 1.9 billion yen, respectively, were recorded in financial services revenue by the subsidiaries in the Financial Services segment. Realized impairment losses recorded other than by subsidiaries in the Financial Services segment in each of the three fiscal years were reflected in non-operating expenses and primarily relate to certain strategic investments in non-financial services businesses. These investments primarily relate to certain strategic investments in Japan and the U.S. with which Sony has strategic relationships for the purposes of developing and marketing new technologies. Impairment losses were recorded for each of the three fiscal years as certain companies failed to successfully develop and market such technology, resulting in the operating performance of these companies being more unfavorable than previously expected. As a result the decline in the fair value of these companies was judged as other-than-temporary. None of these impairment losses were individually material to Sony.

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

Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. Sony Life and Sony Bank account for approximately 82 percent and 16 percent of the investments in the Financial Services segment, respectively.

Cash Flows

(The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011)

Operating Activities: For the fiscal year ended March 31, 2012, there was a net cash inflow of 519.5 billion yen from operating activities, a decrease of 96.7 billion yen, or 15.7 percent year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 176.1 billion yen for the fiscal year ended March 31, 2012, a decrease of 79.7 billion yen, or 31.2 percent year-on-year. This decrease was mainly due to the negative impact of a deterioration in cash from net loss after taking into account adjustments (including depreciation and amortization, deferred income taxes, equity in net income (loss) of affiliated companies and other operating (income) expenses) and a smaller decrease in notes and accounts receivable, trade. This decrease was partially offset by the positive impact of a decrease in inventories as compared to an increase in the previous fiscal year. During the third quarter ended December 31, 2011, there was a receipt of a 50.6 billion yen advance payment from a commercial customer, and during the fourth quarter ended March 31, 2012 there was a receipt of insurance proceeds related primarily to business interruption claims of 6.0 billion yen related to the Great East Japan Earthquake and of 26.9 billion yen related to the Floods.

The Financial Services segment had a net cash inflow of 350.9 billion yen, a decrease of 18.6 billion yen, or 5.0 percent year-on-year. This decrease was primarily due to an increase in receivables, other, included in other current assets, as a result of outsourcing the collection of Sony Life insurance premiums to a third-party agency. This was partially offset by an increase in receipts from insurance premiums, reflecting higher policy amounts in force at Sony Life.

Investing Activities: During the fiscal year ended March 31, 2012, Sony used 882.9 billion yen of net cash in investing activities, an increase of 168.4 billion yen, or 23.6 percent year-on-year.

For all segments excluding the Financial Services segment, 321.5 billion yen was used, an increase of 184.0 billion yen, or 133.7 percent year-on-year. This increase was primarily due to an increase in the purchase of semiconductor manufacturing equipment in the fiscal year ended March 31, 2012 and a payment for the purchase of Ericsson’s equity interest in Sony Ericsson. This was partially offset by proceeds from the sale of Sony’s shares of S-LCD. During the fourth quarter ended March 31, 2012, there was a receipt of insurance proceeds related to fixed assets of 9.0 billion yen related to the Great East Japan Earthquake and of 23.5 billion yen related to the Floods.

The Financial Services segment used 555.3 billion yen of net cash, an increase of 2.4 billion yen, or 0.4 percent year-on-year. This increase was mainly due to proceeds from the deconsolidation of a leasing and rental business at SFI in the previous fiscal year, partially offset by a smaller increase year-on-year in net payments for investments associated with portfolio changes in the securities investments held by Sony Life.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined* for the fiscal year ended March 31, 2012 was 145.4 billion yen, a 263.7 billion yen deterioration from cash generated in the fiscal year ended March 31, 2011.

Financing Activities: During the fiscal year ended March 31, 2012, 257.3 billion yen of net cash was generated by financing activities, compared to 10.1 billion yen of net cash used in the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 31.3 billion yen net cash inflow, compared to a 186.9 billion yen net cash outflow in the previous fiscal year. This was primarily due to borrowings from banks, including 111.0 billion yen of unsecured bank loans which were used for acquiring Ericsson’s 50 percent equity interest in Sony Ericsson, and the issuance of long-term corporate bonds during the fiscal year ended March 31, 2012. In the Financial Services segment, financing activities generated 212.6 billion yen of net cash, an increase of 68.9 billion yen, or 47.9 percent year-on-year. This increase was primarily due to smaller repayments of long-term debt and an increase in short-term borrowings compared to a decrease in the previous fiscal year. During the fiscal year ended March 31, 2012, there was an issuance of 10.0 billion yen of corporate bonds of SFH.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2012 was 894.6 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 719.4 billion yen at March 31, 2012, a decrease of 128.0 billion yen, or 15.1 percent, compared to the balance as of March 31, 2011. Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of 771.7 billion yen of unused committed lines of credit with financial institutions. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 175.2 billion yen at March 31, 2012, an increase of 8.1 billion yen, or 4.9 percent, compared to the balance as of March 31, 2011.
* Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment. This information is derived from the reconciliations prepared in the section “Information of Cash Flows Separating Out the Financial Services Segment”. This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP. The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secures liquidity on its own. This measure may not be comparable to those of other companies. This measure has limitations because it does not represent residual cash flows available for discretionary expenditures, principally due to the fact that the measure does not deduct the principal payments required for debt service. Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities, and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	Fiscal year ended March 31
	2011	2012
	(Yen in billions)
Net cash provided by operating activities reported in the consolidated statements of cash flows	616.2	519.5
Net cash used in investing activities reported in the consolidated statements of cash flows	(714.4)	(882.9)

	(98.2)	(363.3)
Less: Net cash provided by operating activities within the Financial Services segment	369.5	350.9
Less: Net cash used in investing activities within the Financial Services segment	(552.9)	(555.3)
Eliminations**	33.1	13.6

Cash flow from operating and investing activities combined excluding the Financial Services segment’s activities	118.3	(145.4)

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

	Fiscal year ended March 31
Financial Services segment	2011	2012
	(Yen in millions)
Net cash provided by operating activities	369,458	350,863
Net cash used in investing activities	(552,889)	(555,283)
Net cash provided by financing activities	143,698	212,562

Net increase (decrease) in cash and cash equivalents	(39,733)	8,142
Cash and cash equivalents at beginning of the fiscal year	206,742	167,009

Cash and cash equivalents at end of the fiscal year	167,009	175,151

	Fiscal year ended March 31
Sony without the Financial Services segment	2011	2012
	(Yen in millions)
Net cash provided by operating activities	255,849	176,120
Net cash used in investing activities	(137,561)	(321,547)
Net cash provided by (used in) financing activities	(186,861)	31,274
Effect of exchange rate changes on cash and cash equivalents	(68,890)	(13,825)

Net increase (decrease) in cash and cash equivalents	(137,463)	(127,978)
Cash and cash equivalents at beginning of the fiscal year	984,866	847,403

Cash and cash equivalents at end of the fiscal year	847,403	719,425

	Fiscal year ended March 31
Consolidated	2011	2012
	(Yen in millions)
Net cash provided by operating activities	616,245	519,539
Net cash used in investing activities	(714,439)	(882,886)
Net cash provided by (used in) financing activities	(10,112)	257,336
Effect of exchange rate changes on cash and cash equivalents	(68,890)	(13,825)

Net increase (decrease) in cash and cash equivalents	(177,196)	(119,836)
Cash and cash equivalents at beginning of the fiscal year	1,191,608	1,014,412

Cash and cash equivalents at end of the fiscal year	1,014,412	894,576

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

The Financial Services segment used 552.9 billion yen of net cash, an increase of 77.2 billion yen, or 16.2 percent year-on-year. During the fiscal year ended March 31, 2011, payments for investments and advances, carried out primarily at Sony Life and Sony Bank, where operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances. The net cash outflow during the fiscal year ended March 31, 2011 was partially offset by proceeds from the deconsolidation of a lease and rental business at SFI. The net cash used within the Financial Services segment increased year-on-year primarily due to a decrease in proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.

In all segments, excluding the Financial Services segment, net cash generated by operating and investing activities combined* for the fiscal year ended March 31, 2011 was 118.3 billion yen, a decrease of 204.0 billion yen, or 63.3 percent year-on-year.

Financing Activities: During the fiscal year ended March 31, 2011, 10.1 billion yen of net cash was used in financing activities, compared to 365.0 billion yen generated in the previous fiscal year. For all segments, excluding the Financial Services segment, there was 186.9 billion yen of net cash outflow, compared to a net cash inflow of 98.6 billion yen in the previous fiscal year. This was primarily due to significantly higher levels of both issuances of long-term corporate bonds and borrowings from banks in the previous fiscal year. There were no comparable issuances or borrowings during the fiscal year ended March 31, 2011; in addition, there was 104.9 billion yen redemption of domestic straight bonds and a 52.0 billion yen repayment of a syndicated loan during the fiscal year ended March 31, 2011. In the Financial Services segment, financing activities generated 143.7 billion yen of net cash, a decrease of 94.9 billion yen, or 39.8 percent year-on-year, primarily due to a smaller increase in deposits from customers at Sony Bank and increased repayments of long-term debt.

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

	Fiscal year ended March 31
Financial Services segment	2010	2011
	(Yen in millions)
Net cash provided by operating activities	348,033	369,458
Net cash used in investing activities	(475,720)	(552,889)
Net cash provided by financing activities	238,635	143,698

Net increase (decrease) in cash and cash equivalents	110,948	(39,733)
Cash and cash equivalents at beginning of the fiscal year	95,794	206,742

Cash and cash equivalents at end of the fiscal year	206,742	167,009

	Fiscal year ended March 31
Sony without the Financial Services segment	2010	2011
	(Yen in millions)
Net cash provided by operating activities	570,222	255,849
Net cash used in investing activities	(247,897)	(137,561)
Net cash provided by (used in) financing activities	98,644	(186,861)
Effect of exchange rate changes on cash and cash equivalents	(1,098)	(68,890)

Net increase (decrease) in cash and cash equivalents	419,871	(137,463)
Cash and cash equivalents at beginning of the fiscal year	564,995	984,866

Cash and cash equivalents at end of the fiscal year	984,866	847,403

	Fiscal year ended March 31
Consolidated	2010	2011
	(Yen in millions)
Net cash provided by operating activities	912,907	616,245
Net cash used in investing activities	(746,004)	(714,439)
Net cash provided by (used in) financing activities	365,014	(10,112)
Effect of exchange rate changes on cash and cash equivalents	(1,098)	(68,890)

Net increase (decrease) in cash and cash equivalents	530,819	(177,196)
Cash and cash equivalents at beginning of the fiscal year	660,789	1,191,608

Cash and cash equivalents at end of the fiscal year	1,191,608	1,014,412

B.	Liquidity and Capital Resources

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

Sony procures funds mainly from the financial and capital markets through Sony Corporation and SGTS, a finance subsidiary in the U.K. In March 2012, Sony Corporation executed a 1,365 million U.S. dollar unsecured loan (having six and ten-year maturity terms) in connection with acquiring Ericsson’s 50 percent equity interest in Sony Ericsson and other payments to Ericsson. In addition, Sony Corporation issued domestic straight bonds in Japan totaling 55 billion yen (having five and ten- year maturity terms) for redemption of domestic bonds. For further details, please refer to Note 11 to the notes to the consolidated financial statements.

In order to meet working capital requirements, Sony Corporation and SGTS maintain CP programs which have the ability to access the Japanese, the U.S. and European CP markets, subject to prevailing market conditions. As of March 31, 2012, the CP program limit amounts, translated into yen, were 746.6 billion yen in total for Sony Corporation and SGTS. There were no amounts outstanding under the CP programs as of March 31, 2012, although the largest month-end outstanding balance of CP during the fiscal year ended March 31, 2012 was 150.0 billion yen in November 2011.

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and if Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 771.7 billion yen in unused committed lines of credit, as of March 31, 2012. Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2014, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2013, and a 1.87 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until April 2012, in all of which Sony Corporation and SGTS are defined as borrowers. On April 3, 2012, the latter committed line was renewed and will remain effective until April 2015 and the amount of the line of credit was increased to 2.02 billion U.S. dollars. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

In the event of a downgrade in Sony’s credit ratings, even though the cost of some of those borrowings could increase, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation or any impairment on the ability to drawdown on unused facilities. There is a financial covenant in an agreement with a commercial customer to reimburse an advance payment under certain contingent conditions including a downgrade in Sony’s credit ratings (For further details, please refer to Note 27 to the notes to the consolidated financial statements and “Contractual obligations, commitments and contingent liabilities”). Furthermore, there are no restrictions on the uses of most proceeds except that certain borrowings may not be used to acquire securities listed on a U.S. stock exchange or traded over-the-counter in the U.S. in accordance with the rules and regulations issued by authorities such as the Board of Governors of the Federal Reserve Board.

Ratings

Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets.

In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s” and S&P. In addition, Sony maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital markets.

Cash Management

Sony manages its global cash management activities mainly through SGTS. The excess or shortage of cash at most of Sony’s subsidiaries is invested or funded by SGTS on a net basis, although Sony recognizes that fund transfers are limited in certain countries and geographic areas due to restrictions on capital transactions. In order to pursue more efficient cash management, cash surpluses among Sony’s subsidiaries are deposited with SGTS and cash shortfalls among subsidiaries are covered by loans through SGTS, so that Sony can make use of excess cash balances and reduce third-party borrowings. Where local restrictions prevent an efficient intercompany transfer of funds, Sony’s intent is that cash balances remain outside of SGTS and that Sony meet its liquidity needs through ongoing cash flows, external borrowings, or both. Sony does not expect restrictions of capital transactions on amounts held outside of Japan to have a material effect on Sony's overall liquidity, financial condition or results of operations.

Financial Services segment

The management of SFH, Sony Life, Sony Assurance and Sony Bank recognizes the importance of securing sufficient liquidity to cover the payment of obligations that these companies incur in the ordinary course of business. Sony Life, Sony Assurance and Sony Bank maintain a sufficient cash balance and secure sufficient means to meet their obligations while abiding by laws and regulations such as the Insurance Business Act or the Banking Act of Japan, and restrictions imposed by the Financial Services Agency (“FSA”) and other regulatory authorities as well as establishing and operating under company guidelines that comply with these regulations. Sony Life and Sony Assurance establish a sufficient level of liquidity for the smooth payment of insurance claims when they invest primarily in various securities cash inflows which are mainly from policyholders’ insurance premiums. Sony Bank maintains a necessary level of liquidity for the smooth settlement of transactions when it uses its cash inflows, which come mainly from customers’ deposits in local currency, in order to offer mortgage loans to individuals, and the remaining cash inflows are invested mainly in marketable securities. Cash inflows from customers’ deposits in foreign currencies are invested in investment instruments of the same currency.

In addition, Sony’s subsidiaries in the Financial Services segment are subject to the Japanese Insurance Business Act and Banking Act, which require insurance and business companies to maintain their financial credibility and to secure protection for policy holders and depositors in view of the public nature of insurance and banking services. As such, lending and borrowing between subsidiaries in the Financial Service segment and the other companies within Sony Group is limited. Sony’s subsidiaries in the Financial Services segment are managed separately from Sony’s cash management activities through SGTS as mentioned above.

C.	Research and Development

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

Research and development costs for the fiscal year ended March 31, 2012 increased by 6.7 billion yen, or 1.6 percent year-on-year, to 433.5 billion yen. The increase is primarily due to a recording of 9.7 billion yen in research and development costs at Sony Ericsson due to the consolidation of the amounts previously accounted for under the equity method. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) increased from 6.7 percent to 7.7 percent. Expenses in the CPS segment increased 2.3 billion yen, or 1.1 percent year-on-year, to 218.5 billion yen and expenses in the PDS segment decreased 9.4 billion yen, or 5.6 percent year-on-year, to 157.7 billion yen. Consolidated research and development costs for the fiscal year ending March 31, 2013 are expected to increase by 10.7 percent to 480 billion yen.

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

D.	Trend Information

This section contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and applies to this entire document.

Issues Facing Sony and Management’s Response to those Issues

The economies of developed countries suffered a major setback during 2011 due to the Great East Japan Earthquake, the Floods and disruptions of the euro zone financial markets. While there were some signs of recovery in the U.S. and Japan, the economic recovery in developed countries in general remains uncertain, mainly due to the continuing euro zone crisis. In contrast, the economies of emerging countries continue to experience economic growth, though at a slower pace.

The most pressing issue that Sony faces is managing the turnaround of its electronics businesses. Under the new management team established on April 1, 2012, Sony developed a plan to revitalize and grow its electronics businesses in order to place those businesses on the same stable business foundations as the entertainment and financial service businesses. Sony plans to proactively execute the following five key initiatives.

1.	Strengthening core areas (digital imaging, game, mobile)

Sony is positioning digital imaging, game and mobile as the three main focus areas of its electronics businesses and plans to concentrate investment and technology development resources in these areas.

•

Digital Imaging — Sony is reinforcing its development of image sensors, signal processing technologies, lenses and other key digital imaging technologies, and plans to leverage these technologies in both its consumer electronics products (e.g., compact digital cameras, video cameras, and interchangeable single lens cameras) and broadcast and professional-use products (e.g., cameras for television broadcast networks and security cameras) in order to further strengthen and differentiate Sony’s overall product line. Sony also plans to extend the use of these key technologies across a wide range of business applications, from security to medical, to further expand the scope of its digital imaging-related business areas.

•

Game — In the game business, Sony continues to expand the hardware and software offerings of the PS3 and PS Vita, as well as expand the PlayStation®Network (“PSN”) and the range of accessories and peripherals. With respect to PSN, Sony aims to expand services by enriching its catalog of downloadable game software and constant fee subscription services and by expanding the lineup of PlayStation®Suite compatible devices and content.

•

Mobile — In the mobile businesses, Sony is integrating the R&D, design engineering and sales and marketing operations of its smartphone business, which is operated by Sony Mobile, with the tablet and PC businesses in order to quickly develop and deliver compelling products to market. Sony also plans to leverage its technologies in areas such as digital imaging and the game business, its content including pictures, music and game software, its Sony Entertainment Network (“SEN”) network service platform, and its communications technology expertise and knowledge accumulated through its experience in the mobile phone industry, to launch new mobile products and establish new business models. Sony will also pursue efficient and optimum operations for mobile products through the integration mentioned above.

2.	Turning around the television business

Sony is already engaged in a comprehensive television profitability improvement plan (announced on November 2, 2011), which aims to return the television business to profitability in the fiscal year ending March 31, 2014, and Sony intends to accelerate these measures going forward. The sale of Sony’s share in its LCD panel manufacturing joint venture with Samsung has been completed, resulting in panel-related cost reductions. Additionally, Sony is taking measures to change the business structure, such as improving the efficiency of design engineering and reducing the number of product models. With regards to LCD televisions, Sony is taking additional steps to enhance the image and audio quality and to tailor its product offering to meet specific regional market needs and establish attractive product lines. Going forward, Sony intends to advance the development and commercialization of next-generation display technologies such as OLED, as well as enhance the integration of televisions with Sony’s mobile products, with content such as movies and music, and with other assets across Sony to improve product competitiveness, drive hardware differentiation and enhance the attractiveness of Sony’s television lineup.

3.	Expanding business in emerging markets

Sony plans to leverage its global operations and brand strength to drive sales growth in rapidly expanding emerging markets. Sony has already established strong foundations in emerging markets. For instance, in India and Mexico, among others, Sony has secured large shares of the regional consumer AV/IT markets. Sony will continue to concentrate its sales and marketing resources, and expects to strengthen sales operations, introduce products tailored to local needs and leverage Sony’s entertainment assets, including its pictures and music businesses, to further enhance Sony’s market presence in emerging markets.

4.	Creating new businesses and accelerating innovation

Sony will continue to aggressively promote innovation intended to deliver mid- to long-term growth, as well as the development of differentiating technologies that enhance core product value. For example, Sony is targeting mid- to long-term growth in the medical and 4K businesses. In the medical business Sony has already launched a range of medical peripherals such as printers, monitors, cameras, recorders. Sony also plans to enter the medical equipment business, where its strengths in various core digital imaging technologies offer significant competitive advantages in applications such as endoscopes. Furthermore, Sony plans to enter the life science business where it can leverage its expertise in technologies such as semiconductor lasers, image sensors and micro fabrication. Sony is also drawing on its comprehensive strengths in audio and visual technologies to aggressively promote the growth of 4K technology, which delivers more than four times the resolution of Full HD. Incorporation of Sony-developed technologies, such as image sensors, image processing compression LSIs and high-speed optical transmission modules into its professional-use and high-end consumer products will pave the way for Sony to continue to expand and enrich its 4K-compatible product lineup.

5.	Realigning the business portfolio and optimizing resources

Sony is accelerating its ongoing process of business selection and focus, and is concentrating its investments in expanding manufacturing capacity of core areas such as image sensors and aggressive strategic investment in development or M&A relating to new business areas such as the medical business. Sony will determine the best strategy for other existing businesses, including proactive consideration of alliances and business transfers in order to optimize its overall business portfolio.

In addition to this business portfolio realignment, as Sony moves to strengthen its core areas and shift resources to growth areas, it will also restructure its headquarters, subsidiaries and sales company organizations as appropriate in order to further enhance operational efficiencies.

Sony’s operating results for the fiscal year ended March 31, 2012 saw a significant negative impact from the Great East Japan Earthquake and the Floods. These events caused direct damage to Sony’s manufacturing sites, disruptions in industry-wide supply chains due to shortages of raw materials, parts and components, as well as lower demand from commercial customers. However, the impact of these events was almost completely mitigated by the end of March 2012, primarily due to rapid restoration of manufacturing operations within the Sony Group and resolution of supply chain disruptions. The negative impact from these events to Sony’s operating results for the fiscal year ending March 31, 2013 is expected to be limited. Sony expects to receive a portion of proceeds from insurance claims against damages caused by the Floods in the fiscal year ending March 31, 2013. Refer to Note 18 to the notes to the consolidated financial statements.

In the pictures business, Sony faces intense competition, rising costs, including production, advertising and promotion expenses, a mature home entertainment market with a continuing industry-wide decline in physical media sales worldwide, limited access to third-party financing, and digital theft. To meet these challenges, Sony is working to produce and acquire a diversified portfolio of motion picture and television product with broad worldwide appeal and is exploring new distribution methods for its product, including digital distribution. Sony also plans to continue exploring alternative avenues for financing its motion picture and television product, combating the digital theft of its copyrighted content and expanding its worldwide television networks.

The music business has been operating in a challenging market environment for several years, with the ongoing decline in physical sales not yet offset by the continued growth in the digital market. This trend is expected to continue in the medium term. The digital business holds significant potential, with current digital platforms continuing overall growth in the U.S. and expanding globally, as well as with new digital platforms and innovative products being introduced in the digital marketplace. Against this market backdrop, Sony continues to invest in and develop new and existing artist talent, and continues to pursue growing new business revenue streams such as sponsorships and music-based television programming.

In the financial services businesses, Sony recognizes that it must provide fair and stable financial services, while consistently executing growth strategies in an unpredictable business environment. The Sony Financial Holdings Group (the SFH Group) seeks to become the most highly trusted financial services group in the industry. To this end, the SFH Group has redoubled its internal control efforts focused on compliance, risk management, eradicating anti-social influences and ensuring the protection of personal information. The SFH Group has also combined many different financial functions (savings, investment, borrowing, and protection) to provide high-value-added financial products and high-quality services that meet every customer’s financial needs. The SFH Group is working to realize its vision and achieve ongoing increases in corporate value by executing the above management strategies. At the same time, the SFH Group recognizes its social role and mission as a publically-listed financial institution and aims to fulfill its responsibilities for contributing to the realization of a sustainable society to all of its stakeholders.

Global Environmental Plan “Road to Zero”

Sony announced its “Road to Zero” global environmental plan in April 2010. The plan includes a long-term vision of achieving a zero environmental footprint by 2050 through Sony’s business operations and product lifecycles, in pursuit of a sustainable society. Sony aims to achieve this vision through continuous innovation and the utilization of offset mechanisms. The plan also draws a comprehensive roadmap based on the following four goals:

•	Climate change: Reduction of energy consumption in pursuit of zero greenhouse gas emissions.

•	Resource conservation: Reduction in the use of virgin materials of priority resources by minimizing waste generation, appropriate water consumption, and continuous increase of waste recycling.

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

E.	Off-balance Sheet Arrangements

Sony has certain off-balance sheet arrangements that provide liquidity, capital resources and/or credit risk support.

The below transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. In each case, losses from these transactions were insignificant, and although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant. In addition to the cash proceeds from the sales below, net cash flows related to these transactions, including servicing fees, in the fiscal years ended March 31, 2010, 2011 and 2012 were insignificant.

Sony has established several accounts receivable sales programs in Japan whereby Sony can sell up to 50.2 billion yen of eligible trade accounts receivable in the aggregate at any one time. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2010, 2011 and 2012 were 109.3 billion yen, 136.2 billion yen and 126.5 billion yen, respectively.

A subsidiary of the Financial Services segment has established several receivables sales programs whereby the subsidiary can sell up to 24.0 billion yen of eligible receivables in the aggregate at any one time. Through these programs, the subsidiary can sell receivables to special purpose entities owned and operated by banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. Total receivables sold during the fiscal years ended March 31, 2010, 2011 and 2012 were 183.8 billion yen, 166.0 billion yen and 130.1 billion yen, respectively.

During the fiscal year ended March 31, 2010, Sony established an accounts receivable sales program in the United States. Through this program, a bankruptcy-remote entity, which is consolidated by a U.S. subsidiary, can sell up to 450 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank. Total trade accounts receivables sold during the fiscal year ended March 31, 2010 were 258.1 billion yen. Subsequent to its establishment, Sony amended this program. While the transactions continued to qualify as sales under the new accounting guidance for transfers of financial assets, the amended program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. The portion of the sales proceeds held back and deferred is initially recorded at estimated fair value, is included in other current assets and was 32.8 billion yen at March 31, 2011 and 16.3 billion yen at March 31, 2012. Sony includes collections on such receivables as cash flows within operating activities in the consolidated statements of cash flows since the receivables are the result of operating activities and the associated interest rate risk is insignificant due to its short-term nature. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal year ended March 31, 2011 were 414.1 billion yen, 185.6 billion yen and 153.6 billion yen, respectively. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal year ended March 31, 2012 were 476.9 billion yen, 117.3 billion yen and 132.6 billion yen, respectively.

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

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements include facilities which provide for the leasing of certain property, several joint ventures in the recorded music business, the U.S. based music publishing business, the financing of film production and the outsourcing of manufacturing operations. In addition, Sony has entered into several accounts receivable sales programs that involve VIEs, which are described above. In several of the arrangements in which Sony holds significant variable interests, Sony is the primary beneficiary and therefore consolidates these VIEs. Arrangements in which Sony holds significant variable interests in VIEs but Sony is not the primary beneficiary and therefore does not consolidate are described as follows:

In connection with the September 2010 refinancing of the debt obligations of the third-party investor in the U.S. based music publishing business, Sony has issued a guarantee to a creditor of the third-party investor in which Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50 percent interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. The assets of the third-party investor that are being used as collateral were placed in a separate trust which is also a VIE in which Sony has significant variable interests. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the trust. The assets held by the trust consist solely of the third-party investor’s 50 percent ownership interest in the music publishing subsidiary. At March 31, 2012, the fair value of the assets held by the trust exceeded 303 million U.S. dollars.

Sony’s subsidiary in the Pictures segment entered into a joint venture agreement with a VIE to acquire the international distribution rights, as defined, to 12 pictures. The subsidiary is required to distribute these pictures internationally, for contractually defined fees determined as percentages of gross receipts and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees, each as defined. The VIE was capitalized with total financing of 406 million U.S. dollars. Of this amount, 11 million U.S. dollars was contributed by the subsidiary, 95 million U.S. dollars was provided by unrelated third-party investors and the remaining funding was provided through a 300 million U.S. dollar bank credit facility. Under the agreement, the subsidiary’s 11 million U.S. dollars equity investment is the last equity to be repaid. Based on the factors above, it was previously determined that the subsidiary was the primary beneficiary as it had the power to direct the activities of the VIE and was projected to absorb a significant amount of the losses or residual returns of the VIE. As of March 31, 2009, the bank credit facility had been terminated and the third-party investors have been repaid their 95 million U.S. dollar investment. On May 11, 2009, the subsidiary repurchased from the VIE the international distribution rights to the 12 pictures and the VIE received a participation interest in these films on identical financial terms to those described above. As a result of repurchasing the international distribution rights from the VIE, Sony determined that the subsidiary was no longer the primary beneficiary as it no longer had the power to direct the activities of the VIE and was not projected to absorb a significant amount of the losses or residual returns of the VIE. No gain or loss was recognized by the subsidiary on the deconsolidation of the VIE. As of March 31, 2012, the subsidiary’s balance sheet includes no film costs related to the international distribution rights acquired from the VIE and 748 million yen of participation liabilities recorded within accounts payable, other and accrued expenses as well as other noncurrent liabilities due to the VIE. On April 11, 2012, the subsidiary acquired the VIE’s participation interest for 22 million U.S. dollars. As a result of this acquisition, the VIE no longer has any financial interest in these pictures.

Sony’s subsidiary in the Pictures segment entered into two separate production/co-financing agreements with VIEs to co-finance 19 films that were released over the 31 months ended July 31, 2008. The subsidiary received 565 million U.S. dollars over the term of the agreements to fund the production or acquisition cost of films (including fees and expenses). Under these agreements, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIEs share in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third-party participation and residual costs, each as defined. As the subsidiary did not have the power to direct the activities of these VIEs, the subsidiary is not the primary beneficiary of either of the VIEs. At March 31, 2012, there were no amounts recorded on the subsidiary’s balance sheet that related to either of the VIEs other than the investors’ earned but unpaid share of the films’ net profits, as defined.

Additionally, on January 19, 2007, the subsidiary entered into a third production/co-financing agreement with another VIE to co-finance a majority of the films submitted through March 2012. The subsidiary received a commitment from the VIE that it would fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). Under the agreement, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third-party participation and residual costs, each as defined. As the subsidiary did not have the power to direct the activities of the VIE, the subsidiary is not the primary beneficiary of the VIE. On December 16, 2011, the subsidiary and the VIE agreed to modify the production/co-financing agreement (the “Modification”). Per the Modification, the VIE paid the subsidiary 20 million U.S. dollars and transferred selected rights in the films financed prior to the Modification (the “Previously Financed Films”) to the subsidiary, including the VIE’s share in the net profits in the Previously Financed Films. In exchange, the subsidiary released the VIE from its obligation to finance future films and the VIE received a participation interest in the Previously Financed Films. As the subsidiary, after the Modification, continues to not have the power to direct the activities of the VIE, the subsidiary is not the primary beneficiary of the VIE. At March 31, 2012, there were no amounts recorded on the subsidiary’s balance sheet that related to the VIE other than the VIE’s participation interest in the Previously Financed Films.

In January 2010, Sony sold 90 percent of its interest in a Mexican subsidiary which primarily manufactured LCD televisions, as well as other assets including machinery and equipment of 4,520 million yen and inventories of 5,619 million yen, to a contract manufacturer. The continuing entity, which would perform this manufacturing going forward, is a VIE as it is thinly capitalized and dependent on funding from the parent entity. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities that most significantly impact the VIE’s economic performance nor does Sony have the obligation to absorb the losses of the VIE. In connection with the sale of Sony’s controlling interest in the subsidiary, Sony received 11,189 million yen and recorded a loss of 1,664 million yen during the fiscal year ended March 31, 2010. Concurrent with the sale, Sony entered into an agreement with the VIE and its parent company in which Sony agreed to purchase a significant share of the LCD televisions that Sony sells in certain markets, including the U.S. market. As of March 31, 2012, the amounts recorded on Sony’s consolidated balance sheets that relate to the VIE include receivables recorded within prepaid expenses and other current assets of 10,295 million yen and accounts payable, trade of 18,830 million yen. Sony’s maximum exposure to losses is considered insignificant.

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

As described in Note 25 to the notes to the consolidated financial statements, in connection with the sale of the small- and medium-sized TFT LCD business, Sony will transfer to a third-party legal ownership of a certain subsidiary within the former small- and medium-sized TFT LCD business during the fiscal year ending March 31, 2013. As of March 31, 2012, this entity is a VIE. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate the entity after the sale as Sony does not have the power to direct the activities of the VIE nor does Sony have an obligation to absorb the losses or the right to receive the residual returns of this VIE. Sony’s maximum exposure to losses is considered insignificant.

Refer to Note 23 to the notes to the consolidated financial statements for more information on VIEs.

F.	Contractual Obligations, Commitments, and Contingent Liabilities

The following table summarizes Sony’s contractual obligations and commitments as of March 31, 2012. The references to the notes below refer to the corresponding notes within the notes to the consolidated financial statements.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(Yen in millions)
Contractual obligations and commitments:
Short-term debt (Note 11)	99,878	99,878	—	—	—
Long-term debt (Notes 8 and 11)
Capital lease obligations	49,754	20,494	22,047	2,193	5,020
Other long-term debt	1,022,955	289,989	323,254	172,617	237,095
Interest on other long-term debt	45,813	11,030	15,734	9,348	9,701
Minimum rental payments required under operating leases (Note 8)	180,181	42,789	57,197	31,021	49,174
Purchase commitments (Note 27)
Purchase commitments for property, plant and equipment	35,725	35,422	283	10	10
Expected cost for the production or purchase of motion pictures and television programming or certain rights	117,187	54,468	40,854	21,177	688
Long-term contracts with recording artists and companies	41,853	15,589	13,074	8,888	4,302
Other purchase commitments	81,251	35,757	36,327	6,517	2,650
Future insurance policy benefits and other and policyholders’ account in the life insurance business* (Note 10)	13,007,874	333,317	727,729	786,135	11,160,693
Gross unrecognized tax benefits** (Note 21)	288,311	10,872	—	—	—
Total	14,970,782	949,605	1,236,499	1,037,906	11,469,333

* Future insurance policy benefits and other and policyholders’ account in the life insurance business are the estimated future cash payments to be made to policy holders and others. These cash payments are based upon assumptions including morbidity, mortality, withdrawals and other factors. Amounts presented in the above table are undiscounted. The sum of the cash payments of 13,007.9 billion yen exceeds the corresponding liability amounts of 4,631.3 billion yen included in the consolidated balance sheets principally due to the time value of money (Note 10).

** The total amounts represent the liability for gross unrecognized tax benefits in accordance with the accounting guidance for uncertain tax positions. Sony estimates 10.9 billion yen of the liability is expected to be settled within one year. The settlement period for the remaining portion of the liability, which totaled 277.4 billion yen, cannot be reasonably estimated due to the uncertainty associated with the timing of the settlements with the various taxing authorities (Note 21).

The following items are not included in either the above table or the total amount of commitments outstanding at March 31, 2012:

•

The total amount of expected future pension payments is not included as such amount is not currently determinable. Sony expects to contribute approximately 18 billion yen to Japanese pension plans and approximately 9 billion yen to foreign pension plans during the fiscal year ending March 31, 2013 (Note 15).

•

The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included in the above table as it is not foreseeable what loans will be incurred under such line of credit. The total unused portion of the line of credit extended under these contracts was 20.1 billion yen as of March 31, 2012 (Note 27).

•

Purchases made during the ordinary course of business from certain component manufacturers and contract manufacturers in order to establish the best pricing and continuity of supply for Sony’s production are not included as there are typically no binding purchase obligations. Purchase obligations are defined as contractual obligations to purchase goods or services that are enforceable and legally binding on Sony. These obligations specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations do not include contracts that may be cancelled without penalty. These purchases include arrangements with certain component manufacturers whereby Sony procures goods, including product components, for these component manufacturers and is reimbursed for the related purchases. This allows Sony’s supply chain management flexible and mutually beneficial purchase arrangements with these manufacturers in order to minimize inventory risk. Consistent with industry practice, Sony purchases processed goods that meet technical criteria from these component manufacturers after issuing to these manufacturers information on Sony’s projected demand and manufacturing needs. Further, in connection with the sale of its LCD television manufacturing operations in Mexico, Slovakia and Spain, Sony has agreements to purchase a specified share of the LCD televisions that Sony sells in certain markets from the contract manufacturers that acquired the operations, including the U.S. and European markets. However, there are no binding purchase obligations as the specified share and pricing terms only apply to Sony’s actual sales. In addition, Sony has established a supply agreement with Samsung to purchase a specified number of LCD panels in the two years following the sale of its shares in S-LCD. However, no amounts are included, as the obligation to transfer funds in the future is not fixed and the minimum prices cannot be reasonably estimated under the payment terms of the contract.

•

An advance payment from a commercial customer is not included as it is subject to reimbursement only under certain contingent conditions of the contract, including a downgrade of Sony’s credit rating by either S&P (lower than “BBB”) or Moody’s (lower than “Baa2”). The maximum repayment amount is 50.6 billion yen of which 15.2 billion yen is recorded in other current liabilities and 35.4 billion yen in other long-term liabilities in the consolidated balance sheets at March 31, 2012 based on anticipated delivery dates. The advance payment amounts will be reduced at the time of future product sales to the commercial customer.

In order to fulfill its commitments, Sony will use existing cash, cash generated by its operating activities, and intra-group borrowings, where possible. Further, Sony may raise funds through bonds, CP programs and committed lines of credit from banks, when necessary.

The following table summarizes Sony’s contingent liabilities and redeemable noncontrolling interest as of March 31, 2012.

Total amounts
Contingent liabilities: (Note 27)	(Yen in millions)
Loan guarantees to a creditor of the third-party investor	24,904
Other	53,839
Total contingent liabilities	78,743

Redeemable noncontrolling interest: (Note 27)	(Yen in millions)
Redeemable noncontrolling interest	20,014

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

Impairment of long-lived assets

Sony reviews the recoverability of the carrying value of its long-lived assets held and used and long-lived assets to be disposed of, whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. This review is primarily performed using estimates of future cash flows by product category (e.g. LCD televisions) or, in certain cases, by entity. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. Fair value is determined using the present value of estimated net cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in Sony’s businesses or assumptions could negatively affect the valuations of long-lived assets.

During the fiscal year ended March 31, 2010, Sony recorded impairment charges for long-lived assets totaling 53,304 million yen. These charges also partially related to restructuring activities undertaken, primarily in the CPS and PDS segments. Of the total impairment charges for long-lived assets recorded by Sony during the fiscal year ended March 31, 2010, 27,100 million yen related to the LCD televisions assets group within the CPS segment. The impairment charge primarily reflects a decrease in the estimated fair value of property, plant and equipment and certain intangible assets. During the fourth quarter of the fiscal year ended March 31, 2010, management updated its strategic plans, which resulted in decreases in the assets’ estimated service periods and corresponding estimated future cash flows leading to the impairment charge.

During the fiscal year ended March 31, 2011, Sony recorded impairment charges for long-lived assets totaling 23,735 million yen which did not include any individually significant charges. These charges included impairment losses of 7,668 million yen due to significant damage to certain fixed assets directly caused by the Great East Japan Earthquake. For further details, please refer to Note 18 to the notes to the consolidated financial statements. The charges also partially related to restructuring activities, primarily in the CPS and PDS segments.

During the fiscal year ended March 31, 2012, Sony recorded impairment charges for long-lived assets totaling 59,583 million yen, which included 16,700 million yen related to the LCD televisions asset group and 12,601 million yen related to the network business asset group within the CPS segment. These impairment charges primarily reflect a decrease in the estimated fair value of property, plant and equipment and certain intangible assets. For the LCD televisions asset group, the corresponding estimated future cash flows leading to the impairment charges reflect the continued deterioration in LCD televisions market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates. For the network business asset group, which has made investments in network improvements and security enhancements, the corresponding estimated future cash flows leading to the impairment charges, reflect management’s revised forecast over the limited period applicable to the impairment determination.

Business combinations

When Sony applies the acquisition method of accounting, the deemed purchase price is allocated to identifiable assets acquired and liabilities assumed. Any residual purchase price is recorded as goodwill. The allocation of the purchase price utilizes significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. Independent third-party appraisal firms are typically engaged in order to assist in the estimation process. The significant estimates and assumptions include, but are not limited to, the timing and amount of revenue and future cash flows, the discount rate reflecting the risk inherent in future cash flows and the perpetual growth rate used to calculate the terminal value.

On February 15, 2012, Sony acquired Ericsson’s 50 percent equity interest in Sony Ericsson. The transaction also provided Sony with a broad intellectual property cross-licensing agreement and ownership of five essential patent families relating to wireless handset technology. The total consideration consisted of 107,174 million yen (1,050 million euros) of cash. Sony remeasured the 50 percent equity interest in Sony Ericsson that it owned prior to the acquisition at a fair value of 71,449 million yen which resulted in the recognition of a gain of 102,331 million yen recorded in other operating (income) expense, net. Sony elected not to record a deferred tax liability corresponding to the difference between the financial reporting basis which was remeasured to fair value upon an acquisition of a controlling interest in a foreign entity and the tax basis in the previously held ownership interest. In addition, accumulated translation adjustments of 11,690 million yen remained as a component of accumulated other comprehensive income. Further, goodwill of 128,522 million yen and intangible assets of 123,097 million yen were recorded in connection with this acquisition. Sony determined the fair value of the 50 percent equity interest in Sony Ericsson that it owned prior to the acquisition using a discounted cash flow analysis which included a discount rate of 13 percent. Sony determined the fair value of the intangible assets primarily using the relief-from-royalty and multi-period excess earnings approaches which included discount rates of 13.5 percent to 15 percent. The discount rates reflect the risks inherent in the future cash flows and were derived from the weighted average cost of capital of market participants in similar businesses. No value was allocated to in-process research and development in this acquisition as no material amounts were identified; however, certain significant research and development activities were substantially completed as of the acquisition date and included within acquired intangible assets as developed technology. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams, increased market share particularly in emerging markets and the U.S., synergies with existing Sony assets and businesses and an assembled workforce.

Due to the inherent uncertainties involved in making the estimates and assumptions, the purchase price for acquisitions could be valued and allocated to the acquired assets and liabilities differently. Actual results may differ, or unanticipated events and circumstances may affect such estimates, which could require Sony to record an impairment of an acquired asset, including goodwill, or increase in the amounts recorded for an assumed liability.

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

During the fiscal year ended March 31, 2012, Sony recorded impairment losses of 932 million yen in a reporting unit included in All Other. The impairment charge reflected the overall decline in the fair value of the reporting unit. The fair value of the reporting unit was estimated using the expected present value of future cash flows.

The carrying amounts of goodwill by segment as of March 31, 2012 are as follows:

Yen in millions
Consumer Products & Services	129,315
Professional, Device & Solutions	36,625
Pictures	138,320
Music	100,650
Financial Services	2,314
Sony Mobile	138,255
All Other	31,279

Total	576,758

The above amounts by segment reflect the reorganization that was effective as of April 1, 2011. This reorganization did not result in any changes in the composition of reporting units and accordingly had no impact on the assignment of goodwill within any reporting unit.

Management believes that the estimates of future cash flows and fair value used in the goodwill impairment tests are reasonable; however, in the future, changes in estimates resulting in lower than currently anticipated cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and other intangible assets in the future. In order to evaluate the sensitivity of the fair value calculations on the impairment analysis performed for the fiscal year ended March 31, 2012, Sony applied a hypothetical 10 percent decrease to the fair value of each reporting unit. A hypothetical 10 percent decrease to the estimated fair value of each reporting unit would not have resulted in a failure of step one of the goodwill impairment test. However, the significant assumptions utilized by management and related uncertainties with respect to a reporting unit within the Pictures segment, in which a hypothetical 10 percent decrease in fair value would have resulted in a failure of step one of the goodwill impairment test in the fiscal year ended March 31, 2010, are described below. In addition, significant assumptions were utilized by management in the Sony Ericsson acquisition during the fourth quarter of the fiscal year ended March 31, 2012, in which goodwill of 128,522 million yen and intangibles of 123,097 million yen were recorded, as described above under “Business combinations.”

Pictures Reporting Unit

For the Production and Distribution reporting unit within the Pictures segment, as of March 31, 2012, a hypothetical 10 percent decrease to the estimated fair value of the reporting unit would not have resulted in that reporting unit failing the first step of the goodwill impairment test. As of March 31, 2012, this reporting unit had 78,375 million yen of goodwill and the fair value of the reporting unit exceeded the carrying value of the reporting unit by approximately 12 percent. Sony determined the fair value of the reporting unit using a discounted cash flow analysis. The discounted cash flow analysis included the projected cash flows from the most recent three year business plan plus an additional seven years of projected cash flows based off of the three year plan. A terminal value was included in this discounted cash flow analysis. The terminal value was based on an exit price in year ten using an earnings multiple and control premium applied to the projected year ten cash flows. The significant estimates and assumptions used included the discount rate reflecting the risk inherent in future cash flows, growth rates, timing and amount of future cash flows and the earnings multiple.

A discount rate of 9.0 percent was applied to reflect the risks inherent in the future cash flows of the reporting unit and was derived from the weighted average cost of capital of market participants in similar businesses. Changes in the financial markets, such as an increase in interest rates or an increase in the expected required return on equity for the entertainment industry, could increase the discount rate in the future, thus decreasing the fair value of the reporting unit. A hypothetical one percentage point increase in the discount rate, holding all other assumptions constant, would not have decreased the fair value of the reporting unit below that of its carrying value, thereby resulting in the reporting unit not failing step one of the goodwill impairment test.

The earnings multiple and control premium used to calculate the terminal value was obtained through research analyst estimates and values observed in private market transactions. A decrease in the expected cash flow growth rate or profitability in this industry could decrease the earnings multiple and thus decrease the fair value of the reporting unit.

A number of key assumptions were used in developing the most recent business plan, the future cash flows and the growth rate of the reporting unit including: (1) the current and expected economic climate and its projected impact on discretionary consumer spending and the advertising market, (2) the historical decline in physical media sales partially offset by an increase in physical media rental revenue, (3) the continued adoption of digital formats, (4) the continued development and production of “event” or “tent-pole” and animated motion picture properties and (5) changes in the cost structure of the reporting unit related to overhead, marketing and motion picture and television production costs. Growth rates assumed beyond the current business plan took into consideration management’s outlook for the future and were compared to historical performance to assess reasonableness. The assumed growth rate beyond the current three year business plan was approximately 5 percent. A hypothetical one percentage point decrease in the growth rate, holding all other assumptions constant, would not have decreased the fair value of the reporting unit below that of its carrying value, thereby resulting in the reporting unit not failing step one of the goodwill impairment test.

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

•

Incremental deterioration of major retailers, acceleration of the maturation of physical media formats and increasing competition for retailer shelf space could result in a more rapid decline in physical media sales worldwide beyond Sony’s expectations.

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

Due to the inherent uncertainties involved in making the estimates and assumptions used in the fair value analysis summarized above, actual results may differ, or unanticipated events and circumstances may affect such estimates, which could significantly alter the fair value of the reporting unit and possibly cause the reporting unit to fail step one of the goodwill impairment test.

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

To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 1.9 percent for its Japanese pension plans as of March 31, 2012. The discount rate was determined by using information about rates of return on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments. Such available information about rates of returns is collected from published market information and credit rating agencies. The 1.9 percent discount rate represents a 20 basis point decrease from the 2.1 percent discount rate used for the fiscal year ended March 31, 2011 and reflects current Japanese market interest rate conditions.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of pension plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long term return consistent with the long term nature of the corresponding pension liabilities. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 2.9 percent and 3.0 percent as of March 31, 2011 and 2012, respectively. The actual return on pension plan assets for the fiscal years ended March 31, 2011 and 2012 was a 0.8 percent gain and a 3.4 percent gain, respectively. Actual results that differ from the expected return on pension plan assets are accumulated and amortized as a component of pension costs over the average future service period, thereby reducing the year-to-year volatility in pension costs. As of March 31, 2011 and 2012, Sony had, with respect to Japanese pension plans, net actuarial losses of 278.9 billion yen and 292.4 billion yen, respectively, including losses related to pension plan assets. For the fiscal year ended March 31, 2012, the net actuarial loss increased since the discount rate used to determine the defined benefit obligation was lower than the prior year’s rate.

The following table illustrates the effect on the fiscal year ending March 31, 2013 of changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions as of March 31, 2012 constant, for Japanese pension plans.

Change in assumption	Projected benefit obligations	Pension costs		Equity (Net of tax)
	(Yen in billions)
25 basis point increase / decrease in discount rate	–/+29.9	–	/+1.6	+/	–0.9
25 basis point increase / decrease in expected long-term rate of return on pension plan assets	—	–	/+1.4	+/	–0.8

Deferred tax asset valuation

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish a valuation allowance for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.

As a result of losses incurred in recent years, Sony Corporation and several subsidiaries in Japan, Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group, of which Sony Computer Entertainment America Inc. is a member, in the U.S., Sony Mobile Communications in Sweden, Sony Europe Limited (“SEU”) in the U.K. and certain entities in other tax jurisdictions are each in cumulative loss positions. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets.

Sony Corporation and its national tax filing group in Japan were in a three year cumulative loss position in the fiscal year ended March 31, 2011. In Japan, Sony Corporation files a standalone tax filing for local tax purposes and a consolidated national tax filing with its wholly-owned Japanese subsidiaries for national tax purposes. As the national tax filing group only includes wholly-owned subsidiaries, certain Japanese subsidiaries are excluded, the most significant of which are Sony Financial Holdings Inc. and its subsidiaries. Due to the cumulative losses in recent years, and because the net operating losses in Japan have a relatively short carryforward period of seven to nine years, a limited number of years remain in the carryforward period. The first year of expiration of the remaining net operating losses in Japan would be 2014 for local taxes and 2016 for national taxes. As described above, carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available positive and negative evidence, it is more likely than not that such assets will not be realized. While the cumulative loss position and the remaining limited years in the carryforward period were significant negative evidence, there was positive evidence in the form of a history of taxable income and a history of utilizing assets before expiration, as well as the availability of tax strategies regarding the utilization of the deferred tax assets. However, based on the near term forecast at the end of the fiscal year ended March 31, 2011, including the anticipated impact of the Great East Japan Earthquake and the lesser weight provided to longer range forecasts when an entity is in a cumulative loss, Sony did not believe that the objectively verifiable positive evidence was sufficient to overcome the significant negative evidence of the cumulative loss. As the weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 362,316 million yen as of March 31, 2011.

As of March 31, 2012, Sony has concluded that with respect to SAHI and its consolidated tax filing group in the U.S., and SEU, a subsidiary in the U.K., the cumulative loss position was significant negative evidence that was difficult to overcome. There was positive evidence in the form of tax planning actions and strategies, the long carryforward periods for utilization, as well as a history of taxable income and utilization of assets before expiration. The tax planning strategies included changes in film amortization methods in the U.S., the success of which depends on future forecasts of income. Notwithstanding this positive evidence, the weight given to evidence is commensurate with the extent to which it can be objectively verified. It is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 203,025 million yen for SAHI and its consolidated tax filing group in the U.S., and 20,694 million yen for SEU, as of March 31, 2012. Sony Corporation and its national tax filing group in Japan remain in a cumulative loss position as of March 31, 2012, and as a result, during the fiscal year ended March 31, 2012, Sony recorded an additional valuation allowance against certain deferred tax assets at Sony Corporation and its national tax filing group in Japan. In addition, several Japanese subsidiaries are also in a cumulative loss position as of March 31, 2012, and therefore, recorded valuation allowances of 32,631 million yen against their separate deferred tax assets for local tax purposes.

Prior to its acquisition, Sony Ericsson, principally due to its cumulative loss position, had a valuation allowance against deferred tax assets mainly in Sweden in the amount of 78,393 million yen, for which Sony reported the impact of the valuation allowance through its 50% equity interest in Sony Ericsson.

The amount of the deferred tax assets as it relates to Sony Corporation, SAHI, Sony Computer Entertainment Inc., Sony Computer Entertainment Europe Limited and SEU takes into account the uncertain tax positions related to the more likely than not adjustments for Sony’s intercompany transfer pricing. Such transfer pricing is currently under review by the relevant governments as a result of a competent authority request and applications for Bilateral Advance Pricing Agreements (“APAs”) filed in the U.S., the U.K. and Japan. Sony is required to estimate the final outcome of those government to government negotiations in recording its tax positions, including the allocation and amount of deferred tax assets among the various legal entities as of the balance sheet date. Sony reviews its estimated tax expense based on the progress made in these procedures and makes adjustments to its estimates as necessary.

It is possible that further advance pricing agreement negotiations could result in a different allocation of profits and losses than those currently estimated by management, and that such allocation could have a positive or negative impact on the amount or realizability of deferred tax assets or could change the amount of the valuation allowances recorded. Sony may record adjustments to its provision for uncertain tax positions and, accordingly, to its valuation allowance assessments, as additional evidence becomes available.

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

Future insurance policy benefits

Liabilities for future insurance policy benefits, which mainly related to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.4 percent to 4.5 percent and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses.

Policyholders’ account in the life insurance business

Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account includes universal life insurance and investment contracts. Universal life insurance includes interest sensitive whole life contracts and variable contracts. The credited rates associated with interest sensitive whole life contracts is 2.0 percent. For variable contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked assets portfolio. Investment contracts mainly include single payment juvenile contracts and policies after the start of annuity payments. The credited rates associated with investment contracts ranges from 0.1 percent to 6.3 percent.

Recently Adopted Accounting Standards

Refer to Note 2, summary of significant accounting policies, recently adopted accounting pronouncements, in the notes to the consolidated financial statements.

Recent Accounting Pronouncements

Refer to Note 2, summary of significant accounting policies, recent accounting pronouncements not yet adopted, in the notes to the consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Corporation, their date of birth, the year in which they were first elected, their current position at Sony, prior positions, and other principal business activities outside Sony as of June 27, 2012.

Board of Directors

Kazuo Hirai
Date of Birth: December 22, 1960
Director (Member of the Board) Since: 2012
Corporate Executive Officer Since: 2009

Current Positions within Sony:	President and Chief Executive Officer, Representative Corporate Executive Officer Member of the Nominating Committee
Principal Business Activities Outside Sony: None

Prior Positions:
2011	Executive Deputy President, Sony Corporation
2009	Executive Vice President, Sony Corporation
2007	President and Group Chief Executive Officer, Sony Computer Entertainment Inc.
2006	Group Executive Officer, Sony Corporation
President and Group Chief Operating Officer, Sony Computer Entertainment Inc.
2003	President and Chief Executive Officer, Sony Computer Entertainment America LLC
1996	Executive Vice President and Chief Operating Officer, Sony Computer Entertainment America LLC
1984	Entered CBS/Sony Inc. (currently Sony Music Entertainment (Japan) Inc.)

Ryoji Chubachi
Date of Birth: September 4, 1947
Director (Member of the Board) Since: 2005
Corporate Executive Officer Since: 2004
Current Positions within Sony:	Vice Chairman, Representative Corporate Executive Officer Member of the Nominating Committee
Principal Business Activities Outside Sony: None

Prior Positions:
2005	President and Electronics Chief Executive Officer, Sony Corporation
2004	Executive Deputy President, Sony Corporation
2003	Executive Vice President, Sony Corporation
2002	Corporate Senior Vice President, Sony Corporation
1999	Corporate Vice President, Sony Corporation
1977	Entered Sony Corporation

Masaru Kato
Date of Birth: February 22, 1952
Director (Member of the Board) Since: 2012
Corporate Executive Officer Since: 2010
Current Positions within Sony:	Executive Vice President and Chief Financial Officer Member of the Compensation Committee
Principal Business Activities Outside Sony: None

Prior Positions:
2010	Director, Sony Financial Holdings Inc.
2009	Senior Vice President and Deputy Chief Financial Officer, Sony Corporation
2005	Representative Director, Sony Computer Entertainment Inc.
2003	Group Executive Officer, Sony Corporation
2002	Deputy President and Chief Financial Officer, Sony Computer Entertainment Inc.
2000	Director, Sony Computer Entertainment Inc.
1997	Corporate Executive Officer, Sony Computer Entertainment Inc.
1977	Entered Sony Corporation

Sir Howard Stringer
Date of Birth: February 19, 1942
Director (Member of the Board) Since: 1999
Corporate Executive Officer Since: 2003
Current Positions within Sony:	Chairman of the Board Member of the Nominating Committee
Principal Business Activities Outside Sony: None

Prior Positions:
2009	Chairman and Chief Executive Officer and President, Sony Corporation
2005	Chairman and Chief Executive Officer, Sony Corporation
2003	Vice Chairman, Chief Operating Officer in charge of Entertainment Business Group, Sony Corporation
1997	President, Sony Corporation of America
1995	Chairman and Chief Executive Officer, TELE-TV
1988	President, CBS Broadcast Group, CBS Inc.
1986	President, CBS News

Sir Peter Bonfield
Date of Birth: June 3, 1944
Outside Director (Member of the Board) Since: 2005
Current Position within Sony:	Chair of the Nominating Committee
Principal Business Activities Outside Sony:

Chairman of the Board, NXP Semiconductors N.V.
Director, Telefonaktiebolaget LM Ericsson
Director, Mentor Graphics Corporation
Director, Taiwan Semiconductor Manufacturing Company Ltd.
Director, Actis LLP

Prior Positions:
1996	Chief Executive Officer, British Telecom plc
1986	Chairman and Chief Executive Officer, ICL plc
1984	Managing Director, ICL plc, U.K.

Ryuji Yasuda
Date of Birth: April 28, 1946
Outside Director (Member of the Board) Since: 2007
Current Positions within Sony:	Chair of the Compensation Committee
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
Date of Birth: July 5, 1946
Outside Director (Member of the Board) Since: 2008
Principal Business Activities Outside Sony:

Director and Executive Vice President, Benesse Holdings, Inc.
Chairman of the Board, Chief Executive Officer and President, Berlitz Corporation
Corporate Auditor, Sompo Japan Insurance Inc.
Board Chair, Japan Women’s Innovative Network

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
Corporate Auditor, Mitsui Engineering & Shipbuilding Co., Ltd.

Prior Positions:
2005	Deputy President, Sumitomo Mitsui Banking Corporation
2003	Director, Sumitomo Mitsui Financial Group, Inc.
1998	Director, The Sakura Bank, Ltd.

Tsun-Yan Hsieh
Date of Birth: December 29, 1952
Outside Director (Member of the Board) Since: 2008
Current Position within Sony:	Member of the Compensation Committee
Principal Business Activities Outside Sony:

Founder & Chairman, LimHart Group
Director, Bharti Airtel Limited
Director, Manulife Financial Corporation

Prior Positions:
2000	Managing Director, Southeast Asia, McKinsey & Company
1997	Managing Director, Canada, McKinsey & Company
1990	Senior Partner, McKinsey & Company

Roland A. Hernandez
Date of Birth: September 29, 1957
Outside Director (Member of the Board) Since: 2008
Current Position within Sony:	Member of the Nominating Committee
Principal Business Activities Outside Sony:

Director, MGM Resorts International
Director, Vail Resorts, Inc.
Director, U.S. Bancorp

Prior Positions:
2001	Director, The Ryland Group, Inc.
1998	Chairman & Chief Executive Officer, Telemundo Group, Inc.
1995	President & Chief Executive Officer, Telemundo Group, Inc.
1986	Founder & President, Interspan Communications

Kanemitsu Anraku
Date of Birth: April 21, 1941
Outside Director (Member of the Board) Since: 2010
Current Position within Sony:	Member of the Audit Committee
Principal Business Activities Outside Sony:

Director, Mizuho Financial Group, Inc.

Prior Positions:
2002	President, Nissan Real Estate Development Co., Ltd.
2000	Vice Chairman, Nissan Motor Co., Ltd.
1999	Representative Director and Executive Vice President, Nissan Motor Co., Ltd.

Yorihiko Kojima
Date of Birth: October 15, 1941
Outside Director (Member of the Board) Since: 2010
Current Position within Sony:	Member of the Nominating Committee
Principal Business Activities Outside Sony:

Chairman of the Board, Mitsubishi Corporation
Director, Mitsubishi Heavy Industries, Ltd.
Director, Takeda Pharmaceutical Company Limited

Prior Positions:
2004	Member of the Board, President, Chief Executive Officer, Mitsubishi Corporation
2001	Executive Vice President, Director, Group Chief Executive Officer, New Business Initiative Group, Mitsubishi Corporation
2000	Managing Director, Group Chief Executive Officer, New Business Initiative Group, Mitsubishi Corporation

Osamu Nagayama
Date of Birth: April 21, 1947
Outside Director (Member of the Board) Since: 2010
Current Position within Sony:	Vice Chairman of the Board Member of the Nominating Committee
Principal Business Activities Outside Sony:

Representative Director, Chairman and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.

Prior Positions:
1992	Chairman of the Board, President and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.
1989	Representative Director and Deputy President, Chugai Pharmaceutical Co., Ltd.
1987	Director and Senior Vice President, Chugai Pharmaceutical Co., Ltd.
1985	Director, Deputy General Manager of the Development Planning Division, Director of the Business Planning Division, Member of the Board, Chugai Pharmaceutical Co., Ltd.

Takaaki Nimura
Date of Birth: October 25, 1949
Outside Director (Member of the Board) Since: 2012
Current Position within Sony:	Chair of the Audit Committee
Principal Business Activities Outside Sony: None

Prior Positions:
2008	Executive Board member, Ernst & Young ShinNihon LLC
1997	Senior partner, Showa Ota & Co.
1989	Partner, Asahi Shinwa & Co.

Corporate Executive Officers

In addition to Messrs. Hirai, Chubachi and Kato, the seven individuals set forth below are the current Corporate Executive Officers of Sony Corporation as of June 27, 2012. Refer to “Board Practices” below.

Hiroshi Yoshioka
Date of Birth: October 26, 1952
Corporate Executive Officer Since: 2009
Current Positions within Sony:	Executive Deputy President, Officer in charge of Medical Business

Prior Positions:
2008	Executive Vice President, Sony Corporation
2005	Senior Vice President, Sony Corporation
2003	Corporate Vice President, Sony Ericsson Mobile Communications AB
2001	President, Sony Ericsson Mobile Communications Japan, Inc.
1979	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Keiji Kimura
Date of Birth: April 4, 1952
Corporate Executive Officer Since: 2004
Current Positions within Sony:	Executive Vice President, Officer in charge of Intellectual Property

Prior Positions:
2004	Senior Executive Vice President, Sony Corporation
2003	Senior Vice President, Sony Corporation
2002	Corporate Senior Vice President, Sony Corporation
2000	Corporate Vice President, Sony Corporation
1977	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Nicole Seligman
Date of Birth: October 25, 1956
Corporate Executive Officer Since: 2003
Current Positions within Sony:	Executive Vice President and General Counsel, Sony Corporation President, Sony Corporation of America

Prior Positions:
2003	Group Deputy General Counsel, Sony Corporation
2000	Entered Sony Corporation of America as Executive Vice President and General Counsel
1992	Partner, Williams & Connolly LLP
1985	Entered Williams & Connolly LLP
1978	Associate Editorial Page Editor for The Asian Wall Street Journal, Hong Kong
Principal Business Activities Outside Sony: None

Tadashi Saito
Date of Birth: August 21, 1953
Corporate Executive Officer Since: 2012
Current Positions within Sony:	Executive Vice President and Chief Strategy Officer

Prior Positions:
2008	Executive Vice President, Sony Corporation
2005	Senior Vice President, Sony Corporation
2004	Executive Officer, Sony Corporation
1976	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Shoji Nemoto
Date of Birth: May 31, 1956
Corporate Executive Officer Since: 2012
Current Positions within Sony:	Executive Vice President, Officer in charge of Professional Solutions Business, Digital Imaging Business, Disc Manufacturing Business, System & Software Technology Platform and Corporate R&D

Prior Positions:
2008	Senior Vice President, Sony Corporation
2005	Corporate Vice President, Sony Ericsson Mobile Communications AB
2003	Executive Officer, Sony Corporation
1979	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Tomoyuki Suzuki
Date of Birth: August 19, 1954
Corporate Executive Officer Since: 2012
Current Positions within Sony:	Executive Vice President, Officer in charge of Semiconductor Business, Device Solutions Business and Advanced Device Technology Platform

Prior Positions:
2005	Senior Vice President, Sony Corporation
2004	Executive Officer, Sony Corporation
1979	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Kunimasa Suzuki
Date of Birth: August 7, 1960
Corporate Executive Officer Since: 2012
Current Positions within Sony:	Executive Vice President, Officer in charge of PC Business, Mobile Business, UX, Product Strategy and Creative Platform, Sony Corporation President and Chief Executive Officer of Sony Mobile Communications AB

Prior Positions:
2009	Senior Vice President, Sony Corporation
1984	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Kazuo Hirai, Ryoji Chubachi, Masaru Kato, Howard Stringer, Hiroshi Yoshioka, Keiji Kimura, Nicole Seligman, Tadashi Saito, Shoji Nemoto, Tomoyuki Suzuki, and Kunimasa Suzuki are engaged on a full-time basis by Sony Corporation. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

B.	Compensation

Under the Financial Instruments and Exchange Act of Japan and related regulations Sony is required to disclose the total remuneration paid by Sony Corporation to Directors and Corporate Executive Officers, as well as remuneration of any Director or Corporate Executive Officer who receives total aggregate annual remuneration exceeding 100 million yen from Sony Corporation and its consolidated subsidiaries in a fiscal year, on an individual basis. The following table and accompanying footnotes show the information on such matters that Sony Corporation has disclosed in its annual Securities Report for the fiscal year ended March 31, 2012 filed on June 27, 2012 with the Director General of the Kanto Bureau of the Ministry of Finance in Japan.

(1) Total amounts of remuneration paid by Sony Corporation itself to Directors and Corporate Executive Officers

	Fixed remuneration		Bonus linked to business results		Retirement allowances (including phantom restricted stock plan)
	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)
Directors	13	197	—	—	4	32
	(*)			(***)		(*****)
(Outside Directors)	(13)	(197)	(—)	(—)	(4)	(32)
Corporate Executive	8	602	7	0	—	—
Officers	(**)			(****)
Total******	21	799	7	0	4	32

* The number of persons does not include two Directors who concurrently served as Corporate Executive Officers in the fiscal year ended March 31, 2012, because Sony Corporation does not pay any additional remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

** The number of persons includes a Corporate Executive Officer who resigned on the day of the Ordinary General Meeting of Shareholders held on June 28, 2011.

*** Sony Corporation does not pay bonuses linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.

**** The amount includes bonuses linked to business results for the fiscal year ended March 31, 2012, but excludes the amount paid in June 2011 as those amounts related to business results for the fiscal year ended March 31, 2011 (a total of 224 million yen for 8 Corporate Executive Officers). Seven Corporate Executive Officers waived their bonuses linked to business results for the fiscal year ended March 31, 2012.

***** The amount of Retirement Allowances (including the Phantom Restricted Stock Plan) includes the amount that will be paid to Directors who resigned their offices in June 2012. Of the amount that Sony Corporation expects to pay as Retirement Allowances, the amount paid under the Phantom Restricted Stock Plan was calculated using the closing sales price of Sony Corporation’s Common Stock of the day before the date of resignation (June 27, 2012).

****** In addition to the above, during the fiscal year ended March 31, 2012 Sony Corporation recorded 15 million yen in expenses for Directors (15 million yen for Outside Directors) and 558 million yen in expenses for Corporate Executive Officers, respectively, for Stock Acquisition Rights granted to Directors and Corporate Executive Officers, respectively, during the fiscal year ended March 31, 2012 or in the past for stock option purposes.

(2) Amounts of remuneration paid by Sony Corporation and its subsidiaries to Directors and Corporate Executive Officers on an individual basis.

Name	Position	Basic remuneration (Yen in millions)	Bonus linked to business results (Yen in millions)	Retirement allowances (including phantom restricted stock plan) (Yen in millions)	Total (Yen in millions)	Granted number of stock acquisition rights* (Thousand shares)
Howard Stringer	Sony Corporation Chairman of the Board Sony Corporation of America Chairman & CEO (until June 27, 2012)	184 ***	0	—	277	500
		93	0	—
Kazuo Hirai	Sony Corporation Director, President & CEO, and Representative Corporate Executive Officer**	44 ***	0	—	88	80
	Sony Computer Entertainment Inc. Representative Director, Chairman (until June 25, 2012)	44	0	—
Nicole Seligman	Sony Corporation EVP & General Counsel	85 ***	0	—	128	30
	Sony Corporation of America President	43	0	—

* The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal year ended March 31, 2012 was 345 yen and was estimated using the Black-Scholes option-pricing model with several assumptions. Refer to Note 17 to the notes to the consolidated financial statements on page F-65 of this report for details. The weighted-average fair value per share does not indicate the actual value that would be realized by a Corporate Executive Officer upon the exercise of the above-mentioned stock acquisition rights. The actual value, if any, that is realized by a Corporate Executive Officer upon the exercise of any stock acquisition rights will depend on the extent to which the market value of Sony Corporation’s Common Stock exceeds the exercise price of the stock acquisition rights on the date of exercise, and several other restrictions imposed on the exercise of the stock acquisition rights, including the period when a Corporate Executive Officer could exercise the stock acquisition rights. Accordingly, there is no assurance that the value realized or to be realized by a Corporate Executive Officer upon the exercise of the stock acquisition rights is or will be at or near the weighted-average fair value per share presented above. In addition, the above weighted-average fair value per share was calculated to recognize compensation expense for the fiscal year ended March 31, 2012 for accounting purposes and should not be regarded as any indication or prediction of Sony with respect to its future stock performance.

** Sony Corporation does not pay any remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

*** Apart from the remuneration contained in the above table, Sony also provided certain personal benefits and perquisites, including fringe benefits (and in some instances Sony paid the executive’s income taxes related to their perquisites), during the fiscal year ended March 31, 2012: for Howard Stringer, Director, Sony Corporation — 11 million yen / Sony Corporation of America — 6 million yen; for Kazuo Hirai, Representative Corporate Executive Officer, Sony Corporation — 9 million yen / Sony Computer Entertainment Inc. — 30 million yen; and for Nicole Seligman, Corporate Executive Officer, Sony Corporation — 8 million yen / Sony Corporation of America — 4 million yen.

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

Regarding the Phantom Restricted Stock Plan, points fixed every year by the Compensation Committee shall be granted to Directors every year during his/her tenure, and at the time of resignation, the remuneration amount shall be calculated by multiplying Sony Corporation’s Common Stock price by accumulated points. The resigning Director shall purchase Sony Corporation’s Common Stock with this remuneration.

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

Regarding the Phantom Restricted Stock Plan, points fixed every year by the Compensation Committee shall be granted to Corporate Executive Officers* every year during his/her tenure in office, and at the time of resignation, the remuneration amount shall be calculated by multiplying Sony Corporation’s Common Stock price by accumulated points. The resigning Corporate Executive Officer shall purchase Sony Corporation’s Common Stock with this remuneration.

* Ms. Seligman, EVP is entitled to separate pension plans provided by Sony Corporation’s subsidiaries in the United States instead of the Phantom Restricted Stock Plan.

C.	Board Practices

Sony Corporation has adopted a “Company with Committees” corporate governance system under the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”). Under this system, Sony Corporation has three committees: the Nominating Committee, the Audit Committee and the Compensation Committee. Under the Companies Act, each committee is required to consist of not fewer than three Directors, the majority of whom must be outside Directors. In order to qualify as an outside Director under the Companies Act, a Director must be a person (i) who is not a director of Sony Corporation or any of its subsidiaries engaged in the business operations of Sony Corporation or such subsidiaries, as the case may be, or a Corporate Executive Officer or general manager or other employee of Sony Corporation or any of its subsidiaries, and (ii) who has never been a director of Sony Corporation or any of its subsidiaries engaged in the business operations of Sony Corporation or such subsidiaries, as the case may be, or a corporate executive officer or general manager or other employee of Sony Corporation or any of its subsidiaries.

Under the committee system, Directors as such have no power to execute the business of Sony Corporation except for limited circumstances as permitted by law. The Board of Directors must elect Corporate Executive Officers (Shikko-yaku), who are responsible for the execution of the business of Sony Corporation. A summary of the governance system adopted by Sony Corporation is set forth below.

The Board of Directors determines fundamental management policy and other important matters related to the management of Sony and oversees the performance of the duties of Directors and Corporate Executive Officers. Furthermore, the Board of Directors has the power and authority to appoint and dismiss the members of Sony Corporation’s three committees and Corporate Executive Officers. Under the Companies Act, all Directors must be elected at the General Meeting of Shareholders from the candidates determined by the Nominating

Committee. Under the Companies Act, the term of office of Directors expires at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year after their election. Directors may serve any number of consecutive terms although, under the Charter of the Board of Directors, outside Directors may not be reelected more than five times without the consent of all Directors nor more than eight times even if the consent of all Directors is obtained. Sir Peter Bonfield was reelected for a seventh term as an outside Director at the Ordinary General Meeting of Shareholders held on June 27, 2012 upon nomination by the Nominating Committee with the consent of all Directors pursuant to the Charter of the Board of Directors.

The Nominating Committee, which pursuant to the Charter of the Board of Directors consists of five or more Directors, determines the content of proposals to be submitted for approval at the General Meeting of Shareholders regarding the appointment and dismissal of Directors. As stated above, under the Companies Act, a majority of the members of the Nominating Committee must be outside Directors. Under the Charter of the Board of Directors, at least two members of the Nominating Committee must concurrently be Corporate Executive Officers. The Nominating Committee is comprised of the following members as of June 27, 2012: Peter Bonfield, who is the Chair of the Nominating Committee and an outside Director; Osamu Nagayama, Roland A. Hernandez and Yorihiko Kojima, who are each outside Directors; Kazuo Hirai and Ryoji Chubachi, who are Corporate Executive Officers and Howard Stringer, who is the Chairman of the Board.

Under the Charter of the Board of Directors, the Audit Committee must consist of three or more Directors, a majority of whom, as stated above, must be outside Directors. In addition, under the Companies Act, a member of the Audit Committee may not concurrently be a director of Sony Corporation or any of its subsidiaries who is engaged in the business operations of Sony Corporation or such subsidiaries, as the case may be, or a corporate executive officer of Sony Corporation or any of its subsidiaries, or an accounting counselor (or if such accounting counselor is a juridical person, partners who perform the duties of the accounting counselor), general manager or other employee of any of such subsidiaries. Further, under the Charter of the Board of Directors, members of the Audit Committee must meet the independence and other equivalent requirements of U.S. securities laws and regulations to the extent applicable to Sony Corporation. The Audit Committee’s primary responsibility is to review the consolidated and non-consolidated financial statements and business reports to be submitted by the Board of Directors at the General Meeting of Shareholders; to monitor the performance of duties by Directors and Corporate Executive Officers (with respect to structures to ensure the adequacy of the financial reporting process, to enable management to ensure the effectiveness of internal control over financial reporting, to ensure timely and appropriate disclosure and to ensure compliance with any applicable law, Articles of Incorporation and internal policies and rules, and with respect to the status of any other items described in the “Internal Control and Governance Framework” determined or reaffirmed by the Board of Directors in accordance with Article 416, paragraph 1, item (1) of the Companies Act), in each case pursuant to the Companies Act; and to propose the appointment/dismissal or non-reappointment of, approve the compensation of, and oversee and evaluate the work of Sony’s independent auditor and its independence and qualification. Under the Companies Act, the Audit Committee has a statutory duty to prepare and submit each year its audit report (Kansa-hokoku) to the Corporate Executive Officer designated by the Board of Directors. A member of the Audit Committee may note his or her opinion in the audit report if it is different from the opinion of the Audit Committee that is expressed in the audit report.

The Audit Committee discusses with Sony Corporation’s independent auditor, PricewaterhouseCoopers Aarata, the scope and results of audits by the independent auditor including their evaluation of Sony Corporation’s internal controls, compatibility with Generally Accepted Accounting Principles in the U.S., and the overall quality of financial reporting. The Audit Committee makes an assessment of the independence of PricewaterhouseCoopers Aarata by overseeing their activities through regular communications and discussions with them, and by pre-approving audit and non-audit services to be provided. The Audit Committee is comprised of the following members as of June 27, 2012: Takaaki Nimura, who is the Chair of the Audit Committee and an outside Director, and Mitsuaki Yahagi and Kanemitsu Anraku, who are also outside Directors. Takaaki Nimura and Kanemitsu Anraku are each “audit committee financial experts” within the meaning of Item 16A of this report.

As required by the Companies Act, the Compensation Committee determines the policy and the content of compensation, bonus and any other benefits (including equity-related rights or options given for the purpose of stock incentive options) to be received by each Director and Corporate Executive Officer in consideration of the execution of their duties. In addition to such statutory duties, the Compensation Committee sets policy on the composition of individual compensation to be received by other senior management of Sony Group (Directors or other officers of Sony Group companies whose appointment is subject to approval by the Chief Executive Officer (“CEO”) of Sony Corporation), and also submits proposals to the Board of Directors regarding the issuance of stock acquisition rights for the purpose of granting stock options and other forms of stock price-based compensation utilizing shares etc. of Sony Group, as individual compensation to the aforementioned senior management. Under the Charter of the Board of Directors, the Compensation Committee shall consist of three or more Directors, and as a general rule, at least one member shall concurrently serve as Corporate Executive Officer; provided, however, that a Director who is the CEO or the Chief Operating Officer (“COO”) of Sony Group or in any equivalent position shall not be a member of the Compensation Committee. As stated above, a majority of the members of the Compensation Committee must be outside Directors. The Compensation Committee is comprised of the following members as of June 27, 2012: Ryuji Yasuda, who is the Chair of the Compensation Committee and an outside Director, Tsun-yan Hsieh, who is also an outside Director; and Masaru Kato, who is a Corporate Executive Officer.

During the fiscal year ended March 31, 2012, the Board of Directors convened ten times. The Nominating Committee met five times, the Audit Committee met ten times and the Compensation Committee met eight times. All 13 outside Directors participated in all meetings of the Board of Directors held during his/her tenure period of the fiscal year ended March 31, 2012 except for Sir Peter Bonfield, Fujio Cho, Yukako Uchinaga, Yorihiko Kojima, and Osamu Nagayama. (Sir Peter Bonfield participated in eight meetings out of ten; Fujio Cho participated in seven meetings out of ten; Yukako Uchinaga, Yorihiko Kojima and Osamu Nagayama each participated in nine meetings out of ten.) Also, all 12 outside Directors who are members of Committees participated in at least 80 percent of the aggregate number of meetings of each Committee held during the fiscal year ended March 31, 2012. All three outside Directors who are members of the Audit Committee participated in all meetings of the Audit Committee held during his/her tenure period of the fiscal year ended March 31, 2012.

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

The Board of Directors must appoint one or more Corporate Executive Officers who are authorized to determine matters delegated to them by the Board of Directors. The Corporate Executive Officers are responsible for conducting all the business operations of Sony within the scope of authority delegated by the Board of Directors. As of June 27, 2012, there are ten Corporate Executive Officers, some of whom are also Directors. Significant decision-making authority has been delegated to the CEO and also to each Corporate Executive Officer with respect to investments, strategic alliances and other actions related to the execution of business operations. Sony Corporation believes that this significant delegation enables Sony to be managed in a dynamic and responsive manner. The terms of office of Corporate Executive Officers expire at the conclusion of the first meeting of the Board of Directors held immediately after the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year after their election. From among those Corporate Executive Officers who, as a general rule, are also Directors, the Board of Directors shall elect Representative Corporate Executive Officers. Each Representative Corporate Executive Officer has the statutory authority to represent Sony Corporation in the conduct of its affairs.

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

D.	Employees

As of March 31, 2012, Sony had approximately 162,700 employees, a decrease of approximately 5,500 employees from March 31, 2011. During the fiscal year ended March 31, 2012, while employees increased due to the consolidation of Sony Ericsson, the total number of employees decreased significantly due to restructuring and production adjustments implemented during the fiscal year, mainly at manufacturing sites in the East Asia and Asia-Pacific areas (excluding Japan). As of March 31, 2012, approximately 58,100 employees were located in Japan and approximately 104,600 employees were located outside Japan. Approximately 24 percent of the total number of employees were members of labor unions.

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

The following table shows the number of employees of Sony by segment as of March 31, 2010, 2011 and 2012.

Number of Employees by Segment

	March 31
	2010	2011	2012
Consumer Products & Services	53,400	52,000	54,600
Professional, Device & Solutions	74,200	74,300	57,200
Pictures	6,400	7,000	7,200
Music	7,100	6,800	6,400
Financial Services	7,400	7,500	7,800
Sony Mobile Communications*	—	—	8,900
All Other	9,700	9,800	9,600
Unallocated — Corporate employees	9,700	10,800	11,000

Total*	167,900	168,200	162,700

*	Employees of Sony Mobile Communications were not included in the number of total employees before the fiscal year ended March 31, 2012, as it was an equity-method company.

As of March 31, 2012, Sony Mobile Communications (“Sony Mobile”) employees were included in the number of total employees following the consolidation of Sony Ericsson in February 2012. The number of employees in the Professional, Device & Solutions (“PDS”) segment decreased compared to March 31, 2011, reflecting production adjustments at manufacturing facilities. While the number of employees in the Music and All Other segments decreased, excluding the PDS segment and Sony Mobile, no significant increase or decrease was seen overall.

As of March 31, 2011, the number of employees in the CPS and Music segments decreased compared to March 31, 2010, reflecting continuing restructuring initiatives. Corporate employees increased as a result of newly established horizontal platform organizations at the global headquarters. The number of employees in the Pictures segment increased, recovering to the level as of March 31, 2009.

As of March 31, 2010, the number of employees in the CPS and Pictures segments, and All Other decreased compared to March 31, 2009, mainly due to restructuring activities.

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

In addition, the average number of employees for the fiscal years ended March 31, 2010, 2011 and 2012 calculated by averaging the total number of employees at the end of each quarter, were approximately 170,200, 169,900 and 165,900, respectively.

Sony generally considers its labor relations to be good.

In Japan, Sony Corporation and several subsidiaries have labor unions.

Regarding labor relations in the CPS and PDS segments by area, in Asia, where Sony owns many manufacturing sites, a few of these sites have labor unions that have union contracts. In China, most employees are members of labor unions. In the Americas, some manufacturing sites have labor unions. Sony has generally maintained good relationships with these labor unions. In Europe, Sony maintains good labor relations with the Work Councils in each country.

In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2012, negotiations were successfully concluded for new three year agreements with the American Federation of Television and Radio Artists, the Teamsters, Local 817 (New York), the Directors Guild of Canada, British Columbia, the British Columbia Council of Unions and IATSE Local 873 (Toronto, Canada). Negotiations have also concluded and new three year agreements are pending ratification by the membership of the International Alliance of Theatrical Stage Employees (“IATSE”) in connection with the following agreements: the West Coast Studio Locals Agreements, the West Coast Studio Basic Agreement, the West Coast Studio Videotape Agreement and the West Coast Studio Digital Supplemental Agreement. Negotiations are continuing for new three year agreements with the Teamsters, Local 399 (Hollywood) as well as the Union of British Columbia Performers. Negotiations will commence in May 2012 with the IATSE for new three-year Area Standards Agreement and Local 52 (New York) Agreement.

In the Music segment, Sony has several labor unions that have labor contracts and generally considers its labor relations to be good.

Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

E.	Share Ownership

The total number of shares of Sony Corporation’s Common Stock beneficially owned by Directors and Corporate Executive Officers (11 people) listed in “Directors and Senior Management” above was approximately 0.01 percent of the total shares outstanding as of June 5, 2012. Refer to “Board Practices” above.

During the fiscal year ended March 31, 2012, Sony granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock of Sony Corporation, to Corporate Executive Officers, Corporate Executives, Group Executives, and selected employees. The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony to Corporate Executive Officers as of May 31, 2012 and which were outstanding as of the same date.

Year granted (Fiscal year ended March 31)	Total number of shares subject to stock acquisition rights	Exercise price per share
	(in thousands)
2012	610	19.44 U.S. dollars
2012	190	1,523 yen
2011	580	35.48 U.S. dollars
2011	226	2,945 yen
2010	580	29.56 U.S. dollars
2010	205	2,595 yen
2009	560	30.24 U.S. dollars
2009	179	2,987 yen
2008	460	48.15 U.S. dollars
2008	155	5,514 yen
2007	454	40.05 U.S. dollars
2007	157	4,756 yen
2006	335	34.14 U.S. dollars
2006	149	4,060 yen
2005	230	40.34 U.S. dollars
2005	51	3,782 yen
2004	225	40.90 U.S. dollars
2004	25	4,101 yen
2003	215	36.57 U.S. dollars

Regarding the above compensation plans, refer to Note 17 to the notes to the consolidated financial statements.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the knowledge of Sony Corporation, there were no significant changes in the percentage ownership held by any major beneficial shareholders during the past three fiscal years. Major shareholders of Sony Corporation do not have different voting rights.

As of March 31, 2012, there were 1,004,638,164 shares of Common Stock outstanding, of which 66,940,684 shares were in the form of ADRs and 98,441,596 shares were held of record in the form of Common Stock by residents in the U.S. As of March 31, 2012, the number of registered ADR holders was 6,514 and the number of registered holders of Common Stock of Sony Corporation in the U.S. was 335.

To the knowledge of Sony Corporation, it is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly. As far as is known to Sony Corporation, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of Sony Corporation.

B.	Related Party Transactions

In the ordinary course of business, Sony purchases materials, supplies, and services from numerous suppliers throughout the world, including firms with which certain members of the Board of Directors are affiliated. In addition, in the fiscal year ended March 31, 2012, Sony entered into the following sales/purchase transactions with equity affiliates accounted for under the equity method: sales to Sony Ericsson Mobile Communications AB, a joint venture focused on mobile phone handsets that, as of February 15, 2012 became a consolidated subsidiary of Sony Corporation, totaling 63.9 billion yen; purchases from S-LCD Corporation, a joint venture with Samsung Electronics Co., Ltd., which Sony exited by selling its entire equity interest, for the manufacture of liquid crystal display panels, totaling 147.2 billion yen.

As of March 31, 2012, Sony does not have material amounts of accounts receivable and notes and accounts payable with equity affiliates accounted for under the equity method. Refer to Note 5 to the notes to the consolidated financial statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

C.	Interests of Experts and Counsel

Not Applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Refer to the consolidated financial statements and the notes to the consolidated financial statements.

Legal Proceedings

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business. Sony understands that the DOJ and agencies outside the United States are investigating competition in the secondary batteries market. Based on the stage of the proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of this matter.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of June 27, 2012, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

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

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

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

A fiscal year-end dividend of 12.5 yen per share of Common Stock of Sony Corporation was approved at the Board of Directors meeting held on May 9, 2012 and the payment of such dividend started on June 6, 2012. Sony Corporation has already paid an interim dividend for Common Stock of 12.5 yen per share to each shareholder; accordingly, the total annual dividend per share of Common Stock for the fiscal year ended March 31, 2012 is 25.0 yen.

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

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

	Tokyo Stock Exchange price per share of Common Stock		New York Stock Exchange price per share of ADS
	High	Low	High	Low
	(yen)		(U.S. dollars)
Annual highs and lows*
The fiscal year ended March 31, 2008	7,190	3,910	59.84	39.91
The fiscal year ended March 31, 2009	5,560	1,491	52.36	15.64
The fiscal year ended March 31, 2010	3,645	2,050	40.45	21.27
Quarterly highs and lows*
The fiscal year ended March 31, 2011	3,620	2,100	38.67	25.85
1st quarter	3,620	2,350	38.67	26.58
2nd quarter	2,803	2,258	32.19	25.85
3rd quarter	3,090	2,520	36.88	30.23
4th quarter	3,105	2,100	36.97	28.95
Quarterly highs and lows*
The fiscal year ended March 31, 2012	2,727	1,253	32.09	16.16
1st quarter	2,727	1,911	32.09	24.21
2nd quarter	2,226	1,421	27.32	18.39
3rd quarter	1,737	1,253	22.49	16.16
4th quarter	1,832	1,267	22.35	16.75
Monthly highs and lows*
2011
December	1,467	1,304	18.61	16.67
2012
January	1,468	1,267	18.75	16.75
February	1,822	1,321	22.35	16.85
March	1,832	1,620	22.05	20.01
April	1,750	1,305	20.83	16.11
May	1,297	1,015	16.07	12.97
June (through June 22)	1,165	990	14.47	12.63

*	Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

On June 22, 2012, the closing sales price per share of Sony Corporation’s Common Stock on the TSE was 1,163 yen. On June 22, 2012, the closing sales price per share of Sony Corporation’s ADS on the NYSE was 14.31 U.S. dollars.

B.	Plan of Distribution

Not Applicable

C.	Markets

Please refer to Item 9 A “Offer and Listing Details.”

D.	Selling Shareholders

Not Applicable

E.	Dilution

Not Applicable

F.	Expenses of the Issue

Not Applicable

Item 10.	Additional Information

A.	Share Capital

Not Applicable

B.	Memorandum and Articles of Association

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

On January 5, 2009, a central book-entry transfer system for shares of Japanese listed companies was established pursuant to the Act Concerning Book-entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder, “Book-entry Transfer Act”), and this system is applied to the shares of Common Stock of Sony Corporation. Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized, and shareholders must have accounts at account management institutions to hold their shares unless such shareholder has an account at Japan Securities Depository Center, Inc. (“JASDEC”). “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions that meet the requirements prescribed by the Book-entry Transfer Act. Transfer of the shares of Common Stock of Sony Corporation is effected exclusively through entry in the records maintained by JASDEC and the account management institutions, and title to the shares passes to the transferee at the time when the transfer of the shares is recorded at the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal holder of the shares recorded in such account.

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

A + B + C + D — (E + F + G)

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

The Companies Act and the Articles of Incorporation of Sony Corporation provide that in order to amend the Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from a specific party other than its subsidiaries;

(2)	consolidation of shares;

(3)	any offering of new shares or existing shares held by Sony Corporation as treasury stock at a “specially favorable” price (or any offering of stock acquisition rights to acquire shares of capital stock, or bonds with stock acquisition rights on “specially favorable” conditions) to any persons other than shareholders;

(4)	the exemption of liability of a Director, Corporate Executive Officer or independent auditor with certain exceptions;

(5)	a reduction of stated capital with certain exceptions;

(6)	a distribution of in-kind dividends which meets certain requirements;

(7)	dissolution, merger, consolidation, or corporate split with certain exceptions;

(8)	the transfer of the whole or a material part of the business;

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

A holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of Sony Corporation. In addition, the Articles of Incorporation of Sony Corporation provide that a holder of shares constituting less than one full unit may request Sony Corporation to sell to such holder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock. Such request by a holder and the sale by Sony Corporation must be made in accordance with the provisions of the Share Handling Regulations of Sony Corporation. As prescribed in the Share Handling Regulations, such requests shall be made through an account management institution and JASDEC pursuant to the rules set by JASDEC, without going through the notification procedure required for the exercise of shareholders’ rights entitled regardless of record dates as described in “General.” Shares constituting less than a full unit are transferable, under the new book-entry transfer system described in “General.” Under the rules of the stock exchanges, however, shares constituting less than a full unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

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

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, except for the limitations under the Foreign Exchange Regulations as described in D.Exchange Controls below, and except for general limitations under the Companies Act or Sony Corporation’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Sony Corporation or under its Articles of Incorporation on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the shares of capital stock of Sony Corporation.

There is no provision in Sony Corporation’s Articles of Incorporation or internal regulations that would have an effect of delaying, deferring or preventing a change in control of Sony Corporation and that would operate only with respect to merger, acquisition or corporate restructuring involving Sony Corporation.

C.	Material Contracts

None

D.	Exchange Controls

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

In general, the acquisition of shares of a Japanese company (such as the shares of capital stock of Sony Corporation) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of capital stock of Sony Corporation) for consideration exceeding 100 million yen to an exchange non-resident, the resident of Japan who transfers the shares is required to report on the transfer to the Minister of Finance through the Bank of Japan within 20 days from the date of the transfer or the date of the receipt of payment, whichever comes later, unless the transfer was made through a bank or financial instruments business operator registered under Japanese law.

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

E.	Taxation

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

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan (“non-resident

Holders”) who are holders of shares of Common Stock of Sony Corporation or of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation. The information given below regarding Japanese taxation is based on the tax laws and tax treaties in force and their interpretations by the Japanese tax authorities as of June 27, 2012. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. Sony Corporation will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after such date.

Generally, non-resident Holders are subject to Japanese withholding tax on dividends paid by Japanese corporations. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits are, in general, not a taxable event.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20 percent (20.42 percent on or after January 1, 2013), provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock or ADSs of Sony Corporation) to non-resident Holders other than any individual shareholder who holds 3 percent or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20 percent (20.42 percent on or after January 1, 2013) withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before December 31, 2012, (ii) 7.147 percent for dividends due and payable on or after January 1, 2013 and on or before December 31, 2013, and (iii) 15.315 percent for dividends due and payable on or after January 1, 2014. Due to the imposition of a special additional withholding tax (2.1 percent of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 7 percent, 15 percent and 20 percent as applicable, will be effectively increased to 7.147 percent, 15.315 percent and 20.42 percent, respectively, during the period beginning on January 1, 2013 and ending on December 31, 2037.

As of the date of this document, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden, and 10 percent under the income tax treaties with Australia, France, Hong Kong, the Netherlands, Switzerland, the U.K. and the United States). Under the Treaty, the maximum rate of Japanese withholding tax that may be imposed on dividends paid by a Japanese corporation to a U.S. holder that does not own directly or indirectly at least 10 percent of the voting stock of the Japanese corporation is generally reduced to 10 percent of the gross amount actually distributed, and dividends paid by a Japanese corporation to a U.S. holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

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

Japanese inheritance tax and gift tax at progressive rates may be payable by an individual who has acquired from another individual shares of Common Stock or ADSs of Sony Corporation as a legatee, heir or donee even though neither the acquiring individual nor the deceased nor donor is a Japanese resident.

Holders of shares of Common Stock or ADSs of Sony Corporation should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

United States Taxation with respect to shares of Common Stock and ADSs

The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock of Sony Corporation will be included in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs or Common Stock will be subject to taxation at a maximum rate of 15 percent if the dividends are “qualified dividends.” Dividends paid on the ADSs or Common Stock will be treated as qualified dividends if Sony Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Corporation’s audited financial statements and relevant market and shareholder data, Sony Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2011 taxable year. In addition, based on Sony Corporation’s audited financial statements and Sony Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Corporation does not anticipate becoming a PFIC for the 2012 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Common Stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether Sony Corporation will be able to comply with them. Holders of ADSs and Common Stock of Sony Corporation should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

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

F.	Dividends and Paying Agent

Not Applicable

G.	Statement by Experts

Not Applicable

H.	Documents on Display

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

I.	Subsidiary Information

Not Applicable

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Sony’s business is continuously exposed to market fluctuation, such as fluctuations in currency exchange rates, interest rates or stock prices. Sony utilizes several derivative instruments, such as foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements and currency swap agreements in order to hedge the potential downside risk on the cash flow from the normal course of business caused by market fluctuation. Sony uses foreign exchange forward contracts and foreign currency option contracts primarily to reduce the foreign exchange volatility risk that accounts receivable or accounts payable denominated in yen, U.S. dollars, euros or other currencies have through the normal course of Sony’s worldwide business. Interest rate swap agreements and currency swap agreements are utilized to diversify funding conditions or to reduce funding costs, and in the Financial Services segment, these transactions are used for asset liability management. Sony uses these derivative financial instruments mainly for risk-hedging purposes as described above, and few derivative transactions, such as bond futures and bond options are held or utilized for trading purposes in the Financial Services segment. If hedge accounting cannot be applied because the accounts receivable or accounts payable to be hedged are not yet booked, or because cash flows from derivative transactions do not coincide with the underlying exposures recorded on Sony’s balance sheet, such derivatives agreements are subject to a mark-to-market evaluation and their unrealized gains or losses are recognized in earnings. In addition, Sony holds marketable securities such as straight bonds, and stocks in yen or other currencies in the Financial Services segment in order to obtain interest income or capital gain on the financial assets under management and these securities include a concentration of investments in long-term Japanese national government bonds, for which Sony monitors the related credit ratings and other market information on an ongoing basis. Investments in marketable securities are also subject to market fluctuation.

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

The following table shows the results of VaR. These analyses for the fiscal year ended March 31, 2012 indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95 percent confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and U.S. dollar and between the yen and the euro, the currencies in which a significant amount of financial assets and liabilities and derivative transactions are maintained on a consolidated basis. The VaR of interest rate risk and stock price risk consists of risks arising from the volatility of the interest rates and stock prices against invested securities and derivatives transactions in the Financial Services segment.

The net VaR for Sony’s entire portfolio is smaller than the simple aggregate of VaR for each component of market risk. This is due to the fact that market risk factors such as currency exchange rates, interest rates, and stock prices are not completely independent, and potential profits and losses arising from each market risk may to some degree be mutually offsetting.

The disclosed VaR amounts simply represent the calculated potential maximum loss on the specified date and do not necessarily indicate an estimate of actual or future loss.

Consolidated

	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
	(Yen in billions)
Net VaR	1.1	2.2	1.0	1.3
VaR of currency exchange rate risk	1.2	2.3	1.0	1.3
VaR of interest rate risk	0.2	0.2	0.2	0.2
VaR of stock price risk	0.0	0.0	0.0	0.0

Financial Services

	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
	(Yen in billions)
Net VaR	0.6	1.0	0.6	1.0
VaR of currency exchange rate risk	0.7	1.1	0.6	1.1
VaR of interest rate risk	0.2	0.2	0.2	0.2
VaR of stock price risk	0.0	0.0	0.0	0.0

Sony without the Financial Services segment

	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
	(Yen in billions)
Net VaR	0.6	1.3	0.6	0.4
VaR of currency exchange rate risk	0.6	1.3	0.6	0.4
VaR of interest rate risk	0.0	0.0	0.0	0.0
VaR of stock price risk	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not Applicable

B.	Warrants and Rights

Not Applicable

C.	Other Securities

Not Applicable

D.	American Depositary Shares

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

Direct and Indirect Payments by the Depositary to Sony

The Depositary reimburses Sony for certain expenses Sony incurs in connection with its ADR program, subject to a ceiling agreed upon by Sony and the Depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended March 31, 2012, such reimbursements totaled approximately 2.1 million U.S. dollars.

In addition, as part of its service to Sony, the Depositary waives fees for the standard costs associated with the administration of the ADR program, associated operating expenses, investor relations advice and access to an internet-based tool used in Sony’s investor relations activities. For the year ended March 31, 2012, the amount of these indirect payments was estimated to total 0.2 million U.S. dollars.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Item 15(a). Disclosure Controls and Procedures

Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of Sony’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of March 31, 2012. Disclosure controls and procedures require that information to be disclosed in the reports Sony files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the CEO and CFO have concluded that, as of March 31, 2012, the disclosure controls and procedures were effective at the reasonable assurance level.

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

Sony’s management excluded from its assessment of the effectiveness of Sony’s internal control over financial reporting as of March 31, 2012, an assessment of internal control over financial reporting of Sony Mobile Communications AB, which became a wholly-owned subsidiary of Sony on February 15, 2012. Sony Mobile Communications AB had total assets of 347.0 billion yen and total sales and operating revenue of 77.7 billion yen for the period from February 16, 2012 to March 31, 2012 that were reflected in Sony’s consolidated financial statements as of and for the fiscal year ended March 31, 2012.

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2012 based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2012.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on Sony’s internal control over financial reporting as of March 31, 2012, presented on page (F-2).

Item 15(c). Attestation Report of the Registered Public Accounting Firm

Refer to the Report of Independent Registered Public Accounting Firm on page (F-2).

Item 15(d). Changes in Internal Control over Financial Reporting

There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2012 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Sony’s Board of Directors has determined that Takaaki Nimura and Kanemitsu Anraku each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. In addition, both are determined to be independent as defined under the New York Stock Exchange (“NYSE”) Corporate Governance Standards.

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

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2011 and 2012.

	Fiscal year ended March 31
	2011	2012
	Yen in millions
Audit Fees(1)	3,976	3,751
Audit-Related Fees(2)	268	245
Tax Fees(3)	2	6
All Other Fees(4)	62	67

	4,308	4,069

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and primarily include advisory services relating to the implementation of the International Financial Reporting Standards, as well as audit services relating to benefit plans and audit services relating to business acquisitions and dispositions.

(3)	Tax Fees primarily consist of fees for tax advice.

(4)	All Other Fees comprises fees primarily for services rendered with respect to advisory services.

Audit Committee’s Pre-Approval Policies and Procedures

Consistent with the U.S. Securities and Exchange Commission rules regarding auditor independence, Sony Corporation’s Audit Committee is responsible for appointing, reviewing and setting compensation, retaining, and overseeing the work of Sony’s independent auditor, so that the auditor’s independence will not be impaired. The Audit Committee established a formal policy requiring pre-approval of all audit and permissible non-audit services provided by the independent auditor to Sony Corporation or any of its subsidiaries. The Audit Committee periodically reviews this policy with due regard for compliance with laws and regulations of host countries where Sony Corporation is listed.

Prior to the engagement of the independent auditor for the following fiscal year’s audit, management submits an application form to the Audit Committee for comprehensive pre-approval of all recurring services expected to be rendered during that year. In order to obtain comprehensive pre-approval, management provides sufficient information regarding each service so that each service can be classified into one of four categories (Audit, Audit-Related, Tax, or All Other) as well as information regarding the fees expected to be budgeted for each service. Management describes each service in detail and indicates precisely and unambiguously the nature and scope of each particular service. Any additional services not contemplated in the application form require the Audit Committee’s separate pre-approval on an individual basis. The Audit Committee approves, if necessary, any changes in terms, conditions and fees, resulting from changes in the scope of services to be provided or from other circumstances. The Audit Committee Chair retains pre-approval authority and evaluates items for approval on a request basis. The Audit Committee or its designee establishes procedures to assure that the independent auditor is aware in a timely manner of the services that have been pre-approved.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning purchases made by Sony Corporation during the fiscal year ended March 31, 2012.

Period	(a) Total number of shares purchased	(b) Average price paid per share (yen)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
April 1 — 30, 2011	1,148	2,556.89	N/A	N/A
May 1 — 31, 2011	1,247	2,297.21	N/A	N/A
June 1 — 30, 2011	1,980	2,025.11	N/A	N/A
July 1 — 31, 2011	1,822	2,121.56	N/A	N/A
August 1 — 31, 2011	1,421	1,822.39	N/A	N/A
September 1 — 30, 2011	1,105	1,549.40	N/A	N/A
October 1 — 31, 2011	1,016	1,507.41	N/A	N/A
November 1 — 30, 2011	1,128	1,413.69	N/A	N/A
December 1 — 31, 2011	1,613	1,377.95	N/A	N/A
January 1 — 31, 2012	1,408	1,360.90	N/A	N/A
February 1 — 29, 2012	2,089	1,487.54	N/A	N/A
March 1 — 31, 2012	1,723	1,735.81	N/A	N/A

Total	17,700	1,770.63	N/A	N/A

Under the Companies Act, a holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value (Refer to “B. Memorandum and Articles of Association — Capital stock — (Unit share system)” in “Item 10. Additional Information”). During the fiscal year ended March 31, 2012, Sony Corporation purchased 17,700 shares of Common Stock for a total purchase price of 31,340,067 yen upon such requests from holders of shares constituting less than one full unit.

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

Sony has adopted the “Company with Committees” system under the Companies Act. Sony’s Charter of the Board of Directors (attached as an exhibit [1.3] to this report) requires its board to consist of between 10 to 20 directors.

The Companies Act does not require Sony to have a majority of “independent” (in the meaning given by the NYSE Corporate Governance Standards) directors on its board; rather, it requires Sony to have a majority of “outside” directors (the definition of the

NYSE Standards	Sony’s Corporate Governance Practices
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

(iii) a person who had received, or whose immediate family member had received, during any 12 month period within the last three years, more than 120,000 U.S. dollars per year in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees or deferred compensation for prior services (provided such compensation is not contingent in any way on continued service);

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

Sony’s Charter of the Board of Directors includes a provision requiring that each “outside” director:

Shall not have received directly from Sony Group, during any consecutive 12 month period within the last three years, more than an amount equivalent to 120,000 U.S. dollars, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

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

NYSE Standards	Sony’s Corporate Governance Practices

manager or other employees of Sony or its subsidiaries*. (* This provision of the Charter is based on the definition of “outside” director under the Companies Act.)

In addition, the Securities Listing Regulations of the Tokyo Stock Exchange require Sony to have at least one “Independent Director” on the Board of Directors. “Independent Director” is defined in the Securities Listing Regulations of the Tokyo Stock Exchange as an “outside” director who is unlikely to have conflicts of interest with shareholders. According to the guidelines of the Tokyo Stock Exchange, if a person falls in any of the categories listed below, such person, in principle, will be considered to have a conflict of interest with shareholders of the listed company.

(1)    A person who executes business of (a) a parent company or (b) a fellow subsidiary of the listed company;

(2)    (a)   A person for which the listed company is a major client or a person who executes business of a person for which the listed company is a major client, or

(b)    a major client of the listed company or a person who executes business of a major client of the listed company;

(3)    A consultant, accounting professional, or legal professional (or, if such consultant, accounting professional, or legal professional is a juridical person, a member of such juridical person) of the listed company who receives a large amount of money or other consideration other than remuneration for directorship/auditorship from such listed company;

(4)    A person who has fallen in any of categories (1) through (3) listed above until recently; or

(5)    A close relative of a person who falls in to any of categories (a) through (c) listed below (only if such person is significant):

(a)    A person who falls in to any of (1) through (4) listed above;

(b)    A person who executes business of the listed company or its subsidiary ; or

(c)    A person who has fallen into category (b) above until recently.

As of June 27, 2012, 10 of the 14 members of Sony’s Board of Directors qualified as “outside” directors. In

NYSE Standards	Sony’s Corporate Governance Practices

addition, all 10 “outside” directors are qualified and designated as “Independent Directors” under the Securities Listing Regulations of the Tokyo Stock Exchange.

Executive Sessions. Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	An “outside” director, as defined under the Companies Act, is equivalent to a “non-management director” under the NYSE rules because an “outside” director does not engage in the execution of business operations of the company. Neither the Companies Act nor Sony’s Charter of the Board of Directors requires non-management directors to meet regularly without management and nothing requires outside directors to meet alone in an executive session at least once a year.

Nominating/Corporate Governance Committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Sony’s Nominating Committee consists of at least five directors. Under the Companies Act, the Committee is responsible for determining the contents of proposals regarding the appointment and dismissal of directors to be submitted for approval to the shareholders’ meeting. Unlike listed U.S. companies under NYSE rules, it is not responsible for developing governance guidelines or overseeing the evaluation of the board and management. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. Sony’s Charter of the Board of Directors requires at least two of the directors on the Committee to be corporate executive officers.

Compensation Committee. A compensation committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee.	Sony’s Compensation Committee consists of at least three directors. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. Sony’s Charter of the Board of Directors recommends that at least one of the directors on the Committee be a corporate executive officer. The Charter prohibits the CEO and/or the COO (or a person at any equivalent position) from serving on the Compensation Committee. Under the Companies Act, the Committee is responsible for, among others, determining the compensation of each director and corporate executive officer.

NYSE Standards	Sony’s Corporate Governance Practices

Audit Committee. An audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act. The committee must have at least three members. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee and the duties and responsibilities of the committee.	Sony’s Audit Committee consists of at least three directors. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. In addition, pursuant to the Companies Act, no member of the Committee shall be a director of the company or any of its subsidiaries who is engaged in the business operations of the company or such subsidiary, as the case may be, or a corporate executive officer of the company or any of its subsidiaries, or an accounting counselor, general manager or other employee of any of such subsidiaries. Sony’s Charter of the Board of Directors also requires each member of the Audit Committee to meet the independence requirements of the applicable U.S. securities laws and regulations, and requires at least one member to meet the audit committee financial expert requirements. Currently, all the members of Sony’s Audit Committee are also “independent” as defined in the NYSE Corporate Governance Standards, and two members of the Committee are qualified as audit committee financial experts. Sony’s Charter of the Board of Directors discourages any Audit Committee member from concurrently being a member of other Committees.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under the Companies Act, if Sony wishes to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions, except where all of its shareholders are granted rights to subscribe for such stock acquisition rights or such stock acquisition rights are gratuitously allocated to all of its shareholders, each on a pro rata basis, then Sony must obtain shareholder approval by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights of all of its shareholders and the approval by at least two-thirds of the number of voting rights of all the shareholders represented at the meeting is required under Sony’s Articles of Incorporation.

Corporate Governance Guidelines. Corporate governance guidelines must be adopted and disclosed.	Sony is required to disclose the status of its corporate governance under the Companies Act, Financial Instruments and Exchange Act and its related regulations, and the Securities Listing Regulations of the Tokyo Stock Exchange; however, Sony does not have corporate governance guidelines that cover all

NYSE Standards	Sony’s Corporate Governance Practices

the requirements described in the NYSE Corporate Governance Standards, as many of the provisions do not apply to Sony. Details of the status are posted on the following website:

http://www.sony.net /SonyInfo/IR/library/control.html

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

The code’s content covers principal items described in the NYSE Corporate Governance Standards.

Item 16H.	Mine Safety Disclosure

Not Applicable

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

Refer to the consolidated financial statements.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Articles of Incorporation of Sony Corporation (English Translation), incorporated by reference to Exhibit 1.1 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010

1.2	Share Handling Regulations (English Translation), incorporated by reference to Exhibit 1.2 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010

1.3	Charter of the Board of Directors (English Translation), incorporated by reference to Exhibit 1.3 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010

8.1	Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2012: Incorporated by reference to “Business Overview” and “Organizational Structure” in “Item 4. Information on the Company”

12.1	302 Certification

12.2	302 Certification

13.1	906 Certification

15.1(a)	Consent of PricewaterhouseCoopers Aarata

15.1(b)	Consent of PricewaterhouseCoopers

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

(Signature)
Masaru Kato
Executive Vice President and Chief Financial Officer

Date: June 27, 2012

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

************************************************************************

Consolidated Financial Statements of Sony Mobile Communications AB	A-1

Report of Independent Auditors	A-30

Consolidated Financial Statements of Sony Mobile Communications AB are provided pursuant to Regulation S-X Rule 3-09.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sony

Corporation (Sony Kabushiki Kaisha)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders’ equity present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (the “Company”) at March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Sony Mobile Communications AB from its assessment of internal control over financial reporting as of March 31, 2012, because it was acquired by the Company in a purchase business combination during the year ended March 31, 2012. We have also excluded Sony Mobile Communications AB from our audit of internal control over financial reporting. Sony Mobile Communications AB is a wholly-owned subsidiary whose total assets and total sales and operating revenue represent 347.0 billion yen and 77.7 billion yen, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2012.

/s/ PricewaterhouseCoopers Aarata

Tokyo, Japan

May 31, 2012

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets

March 31

	Yen in millions
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	1,014,412	894,576
Marketable securities	646,171	680,913
Notes and accounts receivable, trade	834,221	840,924
Allowance for doubtful accounts and sales returns	(90,531)	(71,009)
Inventories	704,043	707,052
Other receivables	215,181	202,044
Deferred income taxes	133,059	36,769
Prepaid expenses and other current assets	387,490	463,693
Total current assets	3,844,046	3,754,962
Film costs	275,389	270,048
Investments and advances:
Affiliated companies	221,993	36,800
Securities investments and other	5,670,662	6,282,676
	5,892,655	6,319,476
Property, plant and equipment:
Land	145,968	139,413
Buildings	868,615	817,730
Machinery and equipment	2,016,956	1,957,134
Construction in progress	53,219	35,648
	3,084,758	2,949,925
Less — Accumulated depreciation	2,159,890	2,018,927
	924,868	930,998
Other assets:
Intangibles, net	391,122	503,699
Goodwill	469,005	576,758
Deferred insurance acquisition costs	428,262	441,236
Deferred income taxes	300,702	100,460
Other	385,073	398,030
	1,974,164	2,020,183
Total assets	12,911,122	13,295,667

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2011	2012
LIABILITIES
Current liabilities:
Short-term borrowings	53,737	99,878
Current portion of long-term debt	109,614	310,483
Notes and accounts payable, trade	793,275	758,680
Accounts payable, other and accrued expenses	1,013,037	1,073,241
Accrued income and other taxes	87,396	63,396
Deposits from customers in the banking business	1,647,752	1,761,137
Other	430,488	463,166
Total current liabilities	4,135,299	4,529,981
Long-term debt	812,235	762,226
Accrued pension and severance costs	271,320	309,375
Deferred income taxes	306,227	284,499
Future insurance policy benefits and other	2,924,121	3,208,843
Policyholders’ account in the life insurance business	1,301,252	1,449,644
Other	204,766	240,978
Total liabilities	9,955,220	10,785,546
Redeemable noncontrolling interest	19,323	20,014
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value —
2011 — Shares authorized: 3,600,000,000, shares issued: 1,004,636,664	630,921
2012 — Shares authorized: 3,600,000,000, shares issued: 1,004,638,164		630,923
Additional paid-in capital	1,159,666	1,160,236
Retained earnings	1,566,274	1,084,462
Accumulated other comprehensive income —
Unrealized gains on securities, net	50,336	64,882
Unrealized losses on derivative instruments, net	(1,589)	(1,050)
Pension liability adjustment	(152,165)	(186,833)
Foreign currency translation adjustments	(700,786)	(719,092)
	(804,204)	(842,093)
Treasury stock, at cost
Common stock
2011 — 1,051,588 shares	(4,670)
2012 — 1,061,803 shares		(4,637)
	2,547,987	2,028,891
Noncontrolling interests	388,592	461,216
Total equity	2,936,579	2,490,107
Total liabilities and equity	12,911,122	13,295,667

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2010	2011	2012
Sales and operating revenue:
Net sales	6,293,005	6,304,401	5,526,611
Financial services revenue	838,300	798,495	868,971
Other operating revenue	82,693	78,377	97,630
	7,213,998	7,181,273	6,493,212
Costs and expenses:
Cost of sales	4,892,563	4,831,363	4,386,447
Selling, general and administrative	1,544,890	1,501,813	1,375,887
Financial services expenses	671,550	675,788	736,050
Other operating (income) expense, net	42,988	(13,450)	(59,594)
	7,151,991	6,995,514	6,438,790
Equity in net income (loss) of affiliated companies	(30,235)	14,062	(121,697)
Operating income (loss)	31,772	199,821	(67,275)
Other income:
Interest and dividends	13,191	11,783	15,101
Gain on sale of securities investments, net	9,953	14,325	671
Foreign exchange gain, net	—	9,297	—
Other	20,690	9,561	7,706
	43,834	44,966	23,478
Other expenses:
Interest	22,505	23,909	23,432
Loss on devaluation of securities investments	2,946	7,669	3,604
Foreign exchange loss, net	10,876	—	5,089
Other	12,367	8,196	7,264
	48,694	39,774	39,389
Income (loss) before income taxes	26,912	205,013	(83,186)
Income taxes:
Current	79,120	117,918	108,545
Deferred	(65,162)	307,421	206,694
	13,958	425,339	315,239
Net income (loss)	12,954	(220,326)	(398,425)
Less — Net income attributable to noncontrolling interests	53,756	39,259	58,235
Net loss attributable to Sony Corporation’s stockholders	(40,802)	(259,585)	(456,660)

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income (Continued)

	Yen
	2010	2011	2012
Per share data:
Common stock
Net loss attributable to Sony Corporation’s stockholders
— Basic	(40.66)	(258.66)	(455.03)
— Diluted	(40.66)	(258.66)	(455.03)
Cash dividends	25.00	25.00	25.00

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal year ended March 31

	Yen in millions
	2010	2011	2012
Cash flows from operating activities:
Net income (loss)	12,954	(220,326)	(398,425)
Adjustments to reconcile net income (loss) to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs	371,004	325,366	319,594
Amortization of film costs	277,665	250,192	188,836
Stock-based compensation expense	2,202	1,952	1,952
Accrual for pension and severance costs, less payments	(9,763)	(15,229)	36,647
Other operating (income) expense, net	42,988	(13,450)	(59,594)
(Gain) loss on sale or devaluation of securities investments, net	(7,007)	(6,656)	2,933
(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	(49,837)	10,958	(21,080)
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	(53,984)	5,080	2,819
Deferred income taxes	(65,162)	307,421	206,694
Equity in net (income) loss of affiliated companies, net of dividends	36,183	(11,479)	138,772
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(53,306)	104,515	4,427
(Increase) decrease in inventories	148,584	(112,089)	29,778
Increase in film costs	(296,819)	(244,063)	(186,783)
Increase (decrease) in notes and accounts payable, trade	262,032	(18,119)	(59,410)
Increase (decrease) in accrued income and other taxes	71,939	(8,020)	(44,635)
Increase in future insurance policy benefits and other	284,972	278,897	332,728
Increase in deferred insurance acquisition costs	(71,999)	(69,196)	(68,634)
Increase in marketable securities held in the financial services business for trading purposes	(8,335)	(30,102)	(39,161)
Increase in other current assets	(32,405)	(89,473)	(35,181)
Increase in other current liabilities	5,321	56,076	10,595
Other	45,680	113,990	156,667
Net cash provided by operating activities	912,907	616,245	519,539

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2010	2011	2012
Cash flows from investing activities:
Payments for purchases of fixed assets	(338,050)	(253,688)	(382,549)
Proceeds from sales of fixed assets	15,671	18,743	22,661
Payments for investments and advances by financial services business	(1,581,841)	(1,458,912)	(1,028,150)
Payments for investments and advances (other than financial services business)	(41,838)	(15,316)	(28,021)
Proceeds from sales or return of investments and collections of advances by financial services business	1,128,500	874,031	474,466
Proceeds from sales or return of investments and collections of advances (other than financial services business)	54,324	30,332	93,165
Proceeds from sales of businesses	22,084	99,335	8,430
Payment for Sony Ericsson acquisition, net of cash acquired	—	—	(71,843)
Other	(4,854)	(8,964)	28,955
Net cash used in investing activities	(746,004)	(714,439)	(882,886)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	510,128	1,499	216,887
Payments of long-term debt	(144,105)	(216,212)	(112,043)
Increase (decrease) in short-term borrowings, net	(250,252)	6,120	(26,158)
Increase in deposits from customers in the financial services business, net	276,454	229,327	211,597
Dividends paid	(25,085)	(25,098)	(25,078)
Other	(2,126)	(5,748)	(7,869)
Net cash provided by (used in) financing activities	365,014	(10,112)	257,336
Effect of exchange rate changes on cash and cash equivalents	(1,098)	(68,890)	(13,825)
Net increase (decrease) in cash and cash equivalents	530,819	(177,196)	(119,836)
Cash and cash equivalents at beginning of the fiscal year	660,789	1,191,608	1,014,412
Cash and cash equivalents at end of the fiscal year	1,191,608	1,014,412	894,576
Supplemental data:
Cash paid during the fiscal year for —
Income taxes	60,022	116,376	127,643
Interest	19,821	20,583	20,276
Non-cash investing and financing activities —
Obtaining assets by entering into capital leases	2,553	3,738	56,403
Collections of deferred proceeds from sales of receivables —	—	153,550	132,636

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	630,765	1,155,034	1,916,951	(733,443)	(4,654)	2,964,653	251,949	3,216,602
Exercise of stock acquisition rights	57	57				114	6	120
Stock-based compensation		2,174				2,174		2,174
Comprehensive income:
Net income (loss)			(40,802)			(40,802)	53,756	12,954
Other comprehensive income, net of tax —
Unrealized gains on securities				32,267		32,267	16,527	48,794
Unrealized gains on derivative instruments				1,548		1,548	2	1,550
Pension liability adjustment				23,720		23,720	(27)	23,693
Foreign currency translation adjustments				6,850		6,850	(343)	6,507

Total comprehensive income						23,583	69,915	93,498

Dividends declared			(25,088)			(25,088)	(5,399)	(30,487)
Purchase of treasury stock					(139)	(139)		(139)
Reissuance of treasury stock			(57)		118	61		61
Transactions with noncontrolling interests shareholders and other		547				547	3,179	3,726

Balance at March 31, 2010	630,822	1,157,812	1,851,004	(669,058)	(4,675)	2,965,905	319,650	3,285,555

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	630,822	1,157,812	1,851,004	(669,058)	(4,675)	2,965,905	319,650	3,285,555
Exercise of stock acquisition rights	99	99				198	22	220
Stock-based compensation		1,782				1,782		1,782
Comprehensive income:
Net income (loss)			(259,585)			(259,585)	39,259	(220,326)
Other comprehensive income, net of tax —
Unrealized losses on securities				(12,001)		(12,001)	(3,516)	(15,517)
Unrealized losses on derivative instruments				(1,553)		(1,553)		(1,553)
Pension liability adjustment				(3,176)		(3,176)	(123)	(3,299)
Foreign currency translation adjustments				(118,416)		(118,416)	(616)	(119,032)

Total comprehensive income (loss)						(394,731)	35,004	(359,727)

Stock issue costs, net of tax			(8)			(8)		(8)
Dividends declared			(25,089)			(25,089)	(6,599)	(31,688)
Purchase of treasury stock					(111)	(111)		(111)
Reissuance of treasury stock			(48)		116	68		68
Transactions with noncontrolling interests shareholders and other		(27)				(27)	40,515	40,488

Balance at March 31, 2011	630,921	1,159,666	1,566,274	(804,204)	(4,670)	2,547,987	388,592	2,936,579

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	630,921	1,159,666	1,566,274	(804,204)	(4,670)	2,547,987	388,592	2,936,579
Exercise of stock acquisition rights	2	2				4	165	169
Stock-based compensation		1,838				1,838		1,838
Comprehensive income:
Net income (loss)			(456,660)			(456,660)	58,235	(398,425)
Other comprehensive income, net of tax —
Unrealized gains on securities				14,546		14,546	6,011	20,557
Unrealized gains on derivative instruments				539		539		539
Pension liability adjustment				(34,668)		(34,668)	1,495	(33,173)
Foreign currency translation adjustments				(18,306)		(18,306)	395	(17,911)

Total comprehensive income (loss)						(494,549)	66,136	(428,413)

Stock issue costs, net of tax			(1)			(1)		(1)
Dividends declared			(25,090)			(25,090)	(7,760)	(32,850)
Purchase of treasury stock					(79)	(79)		(79)
Reissuance of treasury stock			(61)		112	51		51
Transactions with noncontrolling interests shareholders and other		(1,270)				(1,270)	14,083	12,813

Balance at March 31, 2012	630,923	1,160,236	1,084,462	(842,093)	(4,637)	2,028,891	461,216	2,490,107

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1.	Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game consoles and software. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales via the Internet. Sony is engaged in the development, production and acquisition, manufacture, marketing, distribution and broadcasting of image-based software, including motion picture, home entertainment and television products. Sony is also engaged in the development, production, manufacture, and distribution of recorded music. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary. In addition to the above, Sony is engaged in a network services business and an advertising agency business in Japan.

2.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

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

On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

earnings for the year the change in interest transaction occurs, while a change in interest of a consolidated subsidiary that does not result in a change in control is accounted for as a capital transaction and no gains or losses are recorded in earnings.

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

Use of estimates -

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining the valuation of investment securities, valuation of inventories, fair values of long-lived assets, fair values of goodwill, intangible assets and assets and liabilities assumed in business combinations, product warranty liability, pension and severance plans, valuation of deferred tax assets, uncertain tax positions, film costs, and insurance related liabilities. Actual results could differ from those estimates.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate fiscal year end current exchange rates and all income and expense accounts are translated at exchange rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income. Upon remeasurement of a previously held equity interest in accordance with the accounting guidance for business combinations achieved in stages, accumulated translation adjustments, if any, remain as a component of accumulated other comprehensive income as there has not been sale or complete or substantially complete liquidation of the net investment.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Inventories -

Inventories in the Consumer Products & Services, Professional, Device & Solutions and Music segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

companies which is determined on the “first-in, first-out” basis, including the inventories in the Sony Mobile Communications segment. The market value of inventory is determined as the net realizable value - i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal. Sony does not consider a normal profit margin when calculating the net realizable value.

Other receivables -

Other receivables include receivables which relate to arrangements with certain component manufacturers whereby Sony procures goods, including product components, for these component manufacturers and is reimbursed for the related purchases. No revenue or profit is recognized on these transfers. Sony usually will repurchase the inventory at a later date from the component manufacturers as either finished goods inventory or as partially assembled product.

Film costs -

Film costs include direct production costs, production overhead and acquisition costs for both motion picture and television productions and are stated at the lower of unamortized cost or estimated fair value and classified as noncurrent assets. Film costs are amortized and the estimated liabilities for residuals and participations are accrued using an individual-film-forecast method based on the ratio of current period actual revenues to the estimated remaining total revenues. Film costs also include broadcasting rights which consist of acquired programming to be aired on Sony’s worldwide channel network and are recognized when the license period begins and the program is available for use. Broadcasting rights are stated at the lower of unamortized cost or net realizable value, classified as either current or noncurrent assets based on timing of expected use, and amortized based on estimated usage or on a straight-line basis over the useful life, as appropriate. Estimates used in calculating the fair value of the film costs and the net realizable value of the broadcasting rights are based upon assumptions about future demand and market conditions and are reviewed on a periodic basis.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed on the declining-balance method for Sony Corporation and its Japanese subsidiaries, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method over the estimated useful life of the assets. Depreciation of property, plant and equipment for foreign subsidiaries is also computed on the straight-line method. Useful lives for depreciation range from two to 50 years for buildings and from two to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, customer relationships, trademarks, software to be sold, leased or otherwise marketed, music catalogs, artist contracts and television carriage agreements (broadcasting agreements). Patent rights, know-how, license agreements, trademarks and software to be sold, leased or otherwise marketed are generally amortized on a straight-line basis, generally, over three to eight years. Customer relationships, music catalogs, artist contracts and television carriage agreements (broadcasting agreements) are amortized on a straight-line basis, generally, over 10 to 40 years.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Certain subsidiaries in the Consumer Products & Services and Professional, Device & Solutions segments offer extended warranty programs. The consideration received for extended warranty service is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

Future insurance policy benefits -

Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions, including future investment yield, morbidity, mortality, withdrawals and other factors. These assumptions are reviewed on a periodic basis. Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional life and annuity contracts.

Policyholders’ account in the life insurance business -

Liabilities for policyholders’ account in the life insurance business represent the contract value that has accrued to the benefit of the policyholders as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balances.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

When available, Sony uses unadjusted quoted market prices in active markets to measure fair value and classifies such items within level 1. If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates and option volatilities. Items valued using internally generated models are classified according to the lowest level input that is significant to the valuation. For certain financial assets and liabilities, Sony determines fair value using third-party information such as indicative quotes from dealers and quantitative input from investment advisors following Sony’s established valuation procedures including validation against internally developed prices. Additionally, Sony considers both counterparty credit risk and Sony’s own creditworthiness in determining fair value. Sony attempts to mitigate credit risk to third parties by entering into netting agreements and actively monitoring the creditworthiness of counterparties and its exposure to credit risk through the use of credit limits and by selecting major international banks and financial institutions as counterparties.

Transfers between levels are deemed to have occurred at the beginning of the each interim period in which the transfers occur.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Revenue recognition -

Revenues from sales in the Consumer Products & Services, Professional, Device & Solutions, Music and Sony Mobile Communications segments are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives.

Revenue arrangements with customers may include multiple elements, including any combination of products, services and software. An example includes sales of electronics products with rights to receive promotional goods. For Sony’s multiple element arrangements where at least one of the elements is not subject to existing software revenue recognition guidance, elements are separated into more than one unit of accounting when the delivered element(s) have value to the customer on a standalone basis, and delivery of the undelivered

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

element(s) is probable and substantially in the control of Sony. Revenue is then allocated to each unit of accounting based on the relative selling price of each unit of accounting based first on vendor-specific objective evidence of selling price (“VSOE”) if it exists, based next on third-party evidence of selling price (“TPE”) if VSOE does not exist, and, finally, if both VSOE and TPE do not exist, based on estimated selling prices (“ESP”). VSOE is limited to either the price charged for an element when it is sold separately or, for an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the market place. TPE is the price of Sony’s or any competitor’s largely interchangeable products or services in standalone sales to similarly situated customers. ESP is the price at which Sony would transact if the element were sold by Sony regularly on a standalone basis. When determining ESP, Sony considers all relevant inputs, including sales, cost and margin analysis of the product, targeted rate of return of the product, competitors’ and Sony’s pricing practices and customer perspectives.

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

Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television product are recorded when the product is available for exploitation by the licensee and when any restrictions regarding the use of the product lapse. Revenues from the sale of DVDs and Blu-ray Disc™, net of anticipated returns and sales incentives, are recognized upon availability of sale to the public. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired. Revenues from subscription fees received by the television networks are recognized when the service is provided.

Traditional life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.

Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment juvenile contracts and other contracts without life contingencies are recognized in policyholders’ account in the life insurance business. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial services revenue.

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

Consideration given to a customer or a reseller -

In accordance with the accounting guidance for consideration given by a vendor to a customer or reseller of the vendor’s products, sales incentives or other cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

expenses. For the fiscal years ended March 31, 2010, 2011 and 2012, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expenses totaled 23,591 million yen, 23,250 million yen and 17,641 million yen, respectively.

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

Selling, general and administrative -

Costs classified as selling expense relate to promoting and selling products and include items such as advertising, promotion, shipping, and warranty expenses. General and administrative expenses include operating items such as officers’ salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, a provision for doubtful accounts and amortization of intangible assets.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.

Sony records assets and liabilities for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Sony continues to recognize interest and penalties, if any, with respect to income taxes, including unrecognized tax benefits, as interest expense and as income tax expense, respectively, in the consolidated statements of income. The amount of income taxes Sony pays is subject to ongoing audits by various taxing authorities, which may result in proposed assessments. In addition, several significant items related to intercompany transfer pricing are currently the subject of negotiations between taxing authorities in different jurisdictions as a result of pending advance pricing agreement applications and competent authority requests. Sony’s estimate for the potential outcome for any uncertain tax issues is judgmental and requires significant estimates. Sony assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, Sony records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If Sony does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. However, Sony’s future results may include favorable or unfavorable adjustments to Sony’s estimated tax liabilities due to closure of income tax examinations, the outcome of negotiations between taxing authorities in different jurisdictions, new regulatory or judicial pronouncements or other relevant events. As a result, the amount of unrecognized tax benefits, and the effective tax rate, may fluctuate significantly.

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

Goodwill impairment testing for reporting units with zero or negative carrying amounts -

In December 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that modifies the first step of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform the second step of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing authoritative guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This guidance was effective for Sony as of April 1, 2011. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Disclosure of supplementary pro forma information for business combinations -

In December 2010, the FASB issued new accounting guidance addressing when a business combination should be assumed to have occurred for the purpose of providing pro forma disclosure. The new guidance requires disclosure of revenue and income of the combined entity as though the business combination occurred as of the beginning of the comparable prior reporting period. The guidance also expands the supplemental pro forma disclosure to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The guidance was effective for Sony as of April 1, 2011. Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”) -

In May 2011, the FASB issued new guidance to substantially converge fair value measurement and disclosure requirements under U.S. GAAP and IFRS, including a consistent definition of fair value. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the new guidance to result in a change in the application of the existing guidance for fair value measurements. However, some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements and other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The guidance was effective for Sony in the fourth quarter of the fiscal year ended March 31, 2012. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Disclosures about an employer’s participation in a multiemployer plan -

In September 2011, the FASB issued new disclosure guidance regarding multiemployer pension and other postretirement benefit plans. This guidance requires additional quantitative and qualitative disclosures for all individually significant multiemployer pension plans on annual basis, and revises the disclosures for multiemployer plans that provide other postretirement benefits. This guidance does not change the current recognition and measurement guidance for an employer’s participation in a multiemployer plan. This guidance was effective for Sony beginning with the fiscal year ended March 31, 2012, and is applied retrospectively. Since this guidance impacts disclosures only, and Sony does not have any significant participation in multiemployer plans, its adoption did not have an impact on Sony’s results of operations and financial position.

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

Testing goodwill for impairment -

In September 2011, the FASB issued a new standard to simplify how an entity tests goodwill for impairment. The new standard allows companies an option to first assess qualitative factors to determine whether

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining if it is necessary to perform the two-step quantitative goodwill impairment test. Under the new standard, a company is no longer required to calculate the fair value of a reporting unit unless the company determines, based on the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The new standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. This standard is effective for Sony as of April 1, 2012. The adoption of this standard is not expected to have a material impact on Sony’s results of operations and financial position.

Presentation of comprehensive income -

In June 2011, the FASB issued new accounting guidance for presentation of comprehensive income. The amendments require reporting entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. This change is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and will be applied retrospectively. Subsequently, in December 2011, the FASB issued update accounting guidance for deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. The remaining requirements of the guidance issued in June 2011 will become effective as originally issued. The guidance is effective for Sony as of April 1, 2012. Since this guidance impacts disclosures only, its adoption will not have an impact on Sony’s results of operations and financial position.

Disclosure about balance sheet offsetting -

In December 2011, the FASB issued new accounting guidance which requires entities to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of such arrangements on the statement of financial position as well as to improve comparability of balance sheets prepared under U.S. GAAP and IFRS. The new guidance is required to be applied retrospectively and is effective for Sony as of April 1, 2013. Since this guidance impacts disclosures only, its adoption will not have an impact on Sony’s results of operations and financial position.

(4)	Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2010 and 2011 have been made to conform to the presentation for the fiscal year ended March 31, 2012.

(5)	Out of period adjustments:

The calculation of indirect taxes at a subsidiary -

In the first quarter of the fiscal year ended March 31, 2012, Sony recorded an out of period adjustment to correct an error in the calculation of indirect taxes at a subsidiary. The indirect tax calculation error began in 2005 and continued until it was identified by Sony in the first quarter of the fiscal year ended March 31, 2012. The adjustment, substantially all of which related to the Consumer Products & Services segment, impacted net sales, selling, general and administrative expenses and interest expenses and, in the aggregate, increased loss before income taxes in consolidated statements of income by 4,413 million yen for the fiscal year ended March 31, 2012. Sony determined that the adjustment was not material to the consolidated financial statements for any prior annual or interim periods and for the year ended March 31, 2012.

Revision of the presentation in the consolidated financial statements for the fiscal years ended March 31, 2010 and 2011 -

The presentation of certain amounts for the fiscal years ended March 31, 2010 and 2011 have been revised to conform with the presentation as of March 31, 2012 to reflect the results of an analysis of deferred tax assets in relation to certain unrecognized tax benefits that was completed during the fiscal year ended March 31, 2012. For

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

the fiscal year ended March 31, 2010, within income taxes in the consolidated statements of income, this revision increased current income taxes by 30,422 million yen with a corresponding decrease to deferred income taxes, with no impact on net income and net loss attributable to Sony Corporation’s stockholders. For the fiscal year ended March 31, 2010, within operating activities in the consolidated statements of cash flows, this revision decreased deferred income taxes by 30,422 million yen, increased accrued income and other taxes by 8,320 million yen and increased other by 22,102 million yen, with no impact on net cash provided by operating activities. This revision had no impact on Sony’s consolidated statements of changes in stockholders’ equity for the fiscal year ended March 31, 2010. As of March 31, 2011, in the consolidated balance sheets, this revision increased deferred income taxes in other assets by 61,115 million yen, decreased other noncurrent assets by 74,981 million yen, decreased total assets by 13,866 million yen, increased accrued income and other taxes by 8,320 million yen, decreased other noncurrent liabilities by 22,186 million yen and decreased total liabilities and equity by 13,866 million yen. This revision had no impact on Sony’s consolidated statements of income, consolidated statements of cash flows and consolidated statements of changes in stockholders’ equity for the fiscal year ended March 31, 2011.

3.	Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2011	2012
Finished products	529,666	498,430
Work in process	70,969	88,236
Raw materials, purchased components and supplies	103,408	120,386

	704,043	707,052

4.	Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2011	2012
Motion picture productions:
Released	102,415	98,910
Completed and not released	14,260	10,800
In production and development	107,811	102,295
Television productions:
Released	40,581	44,461
In production and development	1,688	2,853
Broadcasting rights	24,544	27,830
Less: current portion of broadcasting rights included in inventories	(15,910)	(17,101)

Film costs	275,389	270,048

Sony estimates that approximately 90% of the unamortized costs of released films at March 31, 2012 will be amortized within the next three years. Approximately 84 billion yen of completed film costs are expected to be amortized during the next twelve months. Approximately 91 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

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

During fiscal year ended March 31, 2012, Sony Corporation acquired the remaining interests in Sony Ericsson Mobile Communications AB (“Sony Ericsson”) and sold all of its shares of S-LCD Corporation (“S-LCD”), both of which were considered significant equity affiliates. There are no remaining individually significant investments at March 31, 2012.

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions
	March 31, 2011
	Sony Ericsson	S-LCD	Others	Total
Current assets	254,858	188,903	183,597	627,358
Noncurrent assets	92,925	233,988	137,720	464,633

Total assets	347,783	422,891	321,317	1,091,991

Current liabilities	282,857	71,572	166,056	520,485
Long-term liabilities and noncontrolling interests	8,089	29,696	61,036	98,821
Stockholders’ equity	56,837	321,623	94,225	472,685
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity investment and undistributed earnings of affiliated companies, before consolidating and reconciling adjustments	28,419	160,812
Consolidation and reconciling adjustments:
Other	(79)	—

Investment in and advances to equity investees at cost plus equity in undistributed earnings since acquisition	28,340	160,812	32,841	221,993

	Yen in millions
	March 31, 2012
Current assets	167,786
Noncurrent assets	168,143

Total assets	335,929

Current liabilities	93,535
Long-term liabilities and noncontrolling interests	79,513
Stockholders’ equity	162,881
Percentage of ownership in equity investees	20%-50%
Investment in and advances to equity investees at cost plus equity in undistributed earnings since acquisition	36,800

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Statements of Income

	Yen in millions
	Fiscal year ended March 31, 2010
	Sony Ericsson	S-LCD	Others	Total
Net revenues	837,149	796,575	323,576	1,957,300

Operating income (loss)	(81,385)	3,825	29,686	(47,874)
Other income (expense), net	(4,676)	(4,055)

Income (loss) before income taxes	(86,061)	(230)
Income tax (expense) benefit	20,470	53
Net income (loss) attributable to noncontrolling interests	(3,318)	—

Net income (loss) attributable to controlling interests	(68,909)	(177)	17,064	(52,022)
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	(34,455)	(89)
Consolidation and reconciling adjustments:
Other	(59)	476

Equity in net income (loss) of affiliated companies	(34,514)	387	3,892	(30,235)

	Yen in millions
	Fiscal year ended March 31, 2011
	Sony Ericsson	S-LCD	Others	Total
Net revenues	673,464	807,955	268,604	1,750,023

Operating income (loss)	16,453	12,527	17,630	46,610
Other income (expense), net	(1,572)	(4,119)

Income (loss) before income taxes	14,881	8,408
Income tax (expense) benefit	(6,065)	3,094
Net income (loss) attributable to noncontrolling interests	(520)	—

Net income (loss) attributable to controlling interests	8,296	11,502	8,895	28,693
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	4,148	5,751
Consolidation and reconciling adjustments:
Other	7	1,463

Equity in net income (loss) of affiliated companies	4,155	7,214	2,693	14,062

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2012
	Sony Ericsson	S-LCD	Others	Total
Net revenues	475,898	146,002	123,610	745,510

Operating income (loss)	(44,239)	(4,644)	5,247	(43,636)
Other income (expense), net	4,504	(3,098)

Income (loss) before income taxes	(39,735)	(7,742)
Income tax (expense) benefit	(73,054)	(374)
Net income (loss) attributable to noncontrolling interests	(2,729)	—

Net income (loss) attributable to controlling interests	(115,518)	(8,116)	950	(122,684)
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	(57,759)	(4,058)
Consolidation and reconciling adjustments:
Impairment loss including translation adjustments	—	(60,019)
Other	79	(1)

Equity in net income (loss) of affiliated companies	(57,680)	(64,078)	61	(121,697)

Sony Ericsson, a 50/50 joint venture with Telefonaktiebolaget LM Ericsson (“Ericsson”) focused on mobile phone handsets, was established in October 2001 and was included in affiliated companies accounted for under the equity method through February 15, 2012. On February 15, 2012, Sony Corporation acquired Ericsson’s 50 percent stake in Sony Ericsson, making the mobile handset business a wholly-owned subsidiary of Sony Corporation. Refer to Note 24.

S-LCD, a joint venture with Samsung Electronics Co., Ltd. (“Samsung”) focused on manufacturing amorphous TFT panels, was established in April 2004 with Sony’s ownership interest of 50% minus 1 share. S-LCD was strategic to Sony’s television business as it provided a source of high quality large screen LCD panels to differentiate Sony’s Bravia LCD televisions. In June 2011, S-LCD decreased its capital stock by 0.6 trillion Korean won and Sony received a cash distribution of 22,100 million yen from S-LCD. However, LCD panel and television market conditions became increasingly challenging and in order to respond to the situation and to strengthen their respective market competitiveness, Sony and Samsung agreed to shift to a new LCD panel business alliance in December 2011. As a result of this agreement, on January 19, 2012, Sony sold to Samsung all of its shares of S-LCD, and received cash consideration of 71,986 million yen (1.07 trillion Korean won) from Samsung. Following the transaction S-LCD was no longer an equity affiliate. During the fiscal year ended March 31, 2012, Sony recorded a 60,019 million yen other-than-temporary impairment loss on its share of S-LCD, including the reclassification to net income of foreign currency translation adjustments and the impact of exchange rate fluctuations between the initial impairment loss and closing of the sale to Samsung. Cash proceeds from the sale of the investment in S-LCD are included in sales of securities investments in the consolidated statements of cash flows.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

There was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2011 and 2012.

There were no affiliated companies accounted for under the equity method with a market quotation at March 31, 2011 and 2012.

The number of affiliated companies accounted for under the equity method at March 31, 2011 and 2012 were 82 and 95, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	Yen in millions
	March 31
	2011	2012
Accounts receivable, trade	18,631	4,125

Accounts payable, trade	45,434	508
Capital lease obligations	—	39,080

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Sales	132,937	96,164	79,677

Purchases	309,550	383,922	157,930
Lease payments	—	—	24,159

SFI Leasing Company, Limited (“SFIL”), a leasing company in Japan, is accounted for under the equity method and 34% is owned by Sony after deconsolidation in November 2010. Sony entered into a three year sale and leaseback transaction regarding certain acquired machinery and equipment with SFIL in the fiscal year ended March 31, 2012. Refer to Note 24.

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2010, 2011 and 2012 were 5,948 million yen, 2,583 million yen and 1,964 million yen, respectively.

During the fiscal year ended March 31, 2012 and prior to the sale of its shares of S-LCD, Sony paid additional LCD panel related expenses of 22,759 million yen (292 million U.S. dollars) resulting from low capacity utilization of S-LCD.

6.	Transfer of financial assets

The below transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. In each case, losses from these transactions were insignificant, and although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant. In addition to the cash proceeds from the sales below, net cash flows related to these transactions, including servicing fees, in the fiscal years ended March 31, 2010, 2011 and 2012 were insignificant.

Sony has established several accounts receivable sales programs in Japan whereby Sony can sell up to 50,200 million yen of eligible trade accounts receivable in the aggregate at any one time. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. Sony can sell

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2010, 2011 and 2012 were 109,271 million yen, 136,232 million yen and 126,513 million yen, respectively.

A subsidiary of the Financial Services segment has established several receivables sales programs whereby the subsidiary can sell up to 24,000 million yen of eligible receivables in the aggregate at any one time. Through these programs, the subsidiary can sell receivables to special purpose entities owned and operated by banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. Total receivables sold during the fiscal years ended March 31, 2010, 2011 and 2012 were 183,805 million yen, 166,025 million yen and 130,060 million yen, respectively.

During the fiscal year ended March 31, 2010, Sony established an accounts receivable sales program in the United States. Through this program, a bankruptcy-remote entity, which is consolidated by Sony’s U.S. subsidiary, can sell up to 450 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank. Total trade accounts receivables sold during the fiscal year ended March 31, 2010 were 258,085 million yen. Subsequent to its establishment, Sony amended this program. While the transactions continued to qualify as sales under the new accounting guidance for transfers of financial assets, the amended program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. The portion of the sales proceeds held back and deferred is initially recorded at estimated fair value, is included in other current assets and was 32,751 million yen at March 31, 2011 and 16,272 million yen at March 31, 2012. Sony includes collections on such receivables as cash flows within operating activities in the consolidated statements of cash flows since the receivables are the result of operating activities and the associated interest rate risk is insignificant due to its short-term nature. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal year ended March 31, 2011 were 414,147 million yen, 185,647 million yen and 153,550 million yen, respectively. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal year ended March 31, 2012 were 476,855 million yen, 117,343 million yen and 132,636 million yen, respectively.

The accounts receivable sales programs in Japan and in the Financial Services segment above involved qualified special purpose entities (“QSPEs”) under the accounting guidance effective prior to April 1, 2010 for transfers of financial assets. Since the QSPEs met certain criteria, they were not consolidated by Sony. From April 1, 2010, the entities that formerly met the criteria to be a QSPE are subject to the same consolidation accounting guidance as other variable interest entities (“VIEs”). Refer to Note 23.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

7.	Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2011				March 31, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,124,704	24,032	(4,971)	1,143,765	1,036,946	55,384	(879)	1,091,451
Japanese local government bonds	22,845	184	(64)	22,965	33,513	163	(1)	33,675
Japanese corporate bonds	332,567	1,511	(440)	333,638	293,885	1,489	(224)	295,150
Foreign corporate bonds	332,316	4,872	(11,367)	325,821	377,609	4,705	(7,063)	375,251
Other	8,241	109	(118)	8,232	22,383	1,548	(6)	23,925

	1,820,673	30,708	(16,960)	1,834,421	1,764,336	63,289	(8,173)	1,819,452

Equity securities	80,983	63,822	(3,316)	141,489	60,694	53,016	(1,513)	112,197

Held-to-maturity Securities:
Japanese national government bonds	2,902,342	22,420	(48,149)	2,876,613	3,404,069	157,740	(4,499)	3,557,310
Japanese local government bonds	18,912	218	(2)	19,128	12,592	277	—	12,869
Japanese corporate bonds	32,349	158	(67)	32,440	31,379	1,501	—	32,880
Foreign corporate bonds	47,330	13	(3)	47,340	46,441	10	—	46,451

	3,000,933	22,809	(48,221)	2,975,521	3,494,481	159,528	(4,499)	3,649,510

Total	4,902,589	117,339	(68,497)	4,951,431	5,319,511	275,833	(14,185)	5,581,159

The following table presents the cost and fair value of debt securities classified as available-for-sale securities and held-to-maturity securities by contractual maturity:

	Yen in millions
	March 31, 2012
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair Value	Cost	Fair Value
Due in one year or less	230,037	223,870	23,552	23,625
Due after one year through five years	505,497	510,183	18,280	18,559
Due after five year through ten years	210,411	215,180	27,225	28,219
Due after ten years	818,391	870,219	3,425,424	3,579,107

Total	1,764,336	1,819,452	3,494,481	3,649,510

Proceeds from sales of available-for-sale securities were 785,698 million yen, 532,619 million yen and 177,850 million yen for the fiscal years ended March 31, 2010, 2011 and 2012, respectively. On these sales, gross realized gains were 39,622 million yen, 38,654 million yen and 9,593 million yen and gross realized losses were 37,537 million yen, 2,014 million yen and 1,834 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Marketable securities classified as trading securities at March 31, 2011 and 2012 were 375,802 million yen and 433,491 million yen, respectively, which consist of debt and equity securities.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2011 and 2012, totaled 75,930 million yen and 93,050 million yen, respectively. Non-public equity investments are primarily valued at cost as fair value is not readily determinable.

With respect to trading securities, primarily in the Financial Services segment, Sony recorded net unrealized gains of 50,992 million yen for the fiscal year ended March 31, 2010, net unrealized losses of 10,768 million yen for the fiscal year ended March 31, 2011 and net unrealized gains of 21,216 million yen for the fiscal year ended March 31, 2012. Changes in the fair value of trading securities are primarily recognized in financial services revenue in the consolidated statements of income.

The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2011 and 2012.

	Yen in millions
	March 31, 2011
	Less than 12 months		12 months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	223,686	(3,230)	54,477	(1,741)	278,163	(4,971)
Japanese local government bonds	12,434	(64)	—	—	12,434	(64)
Japanese corporate bonds	130,318	(440)	—	—	130,318	(440)
Foreign corporate bonds	126,184	(7,183)	30,277	(4,184)	156,461	(11,367)
Other	3,182	(118)	—	—	3,182	(118)

	495,804	(11,035)	84,754	(5,925)	580,558	(16,960)

Equity securities	36,391	(3,223)	386	(93)	36,777	(3,316)

Held-to-maturity Securities:
Japanese national government bonds	1,812,196	(48,149)	—	—	1,812,196	(48,149)
Japanese local government bonds	531	(2)	—	—	531	(2)
Japanese corporate bonds	20,788	(67)	—	—	20,788	(67)
Foreign corporate bonds	194	(3)	—	—	194	(3)

	1,833,709	(48,221)	—	—	1,833,709	(48,221)

Total	2,365,904	(62,479)	85,140	(6,018)	2,451,044	(68,497)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2012
	Less than 12 months		12 months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	55,450	(877)	3,048	(2)	58,498	(879)
Japanese local government bonds	2,364	(1)	—	—	2,364	(1)
Japanese corporate bonds	1,034	(196)	25,243	(28)	26,277	(224)
Foreign corporate bonds	68,277	(6,065)	83,650	(998)	151,927	(7,063)
Other	335	(6)	—	—	335	(6)

	127,460	(7,145)	111,941	(1,028)	239,401	(8,173)

Equity securities	4,337	(318)	280	(1,195)	4,617	(1,513)

Held-to-maturity Securities:
Japanese national government bonds	—	—	333,702	(4,499)	333,702	(4,499)
Japanese local government bonds	70	(0)	—	—	70	(0)
Japanese corporate bonds	—	—	—	—	—	—
Foreign corporate bonds	—	—	—	—	—	—

	70	(0)	333,702	(4,499)	333,772	(4,499)

Total	131,867	(7,463)	445,923	(6,722)	577,790	(14,185)

For the fiscal years ended March 31, 2010, 2011 and 2012, total realized impairment losses were 5,508 million yen, 9,763 million yen and 5,530 million yen, respectively.

At March 31, 2012, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8.	Leased assets

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets. Certain of these leases have renewal and purchase options. In addition, during the fiscal year ended March 31, 2012, Sony entered into a three year sale and leaseback transaction, accounted for as a capital lease, for certain machinery and equipment. Sony received proceeds of 50,537 million yen based on the amounts recorded at fair value in the acquisition described in Note 24, and as such there was no gain in the sale and leaseback transaction. Sony has also entered into capital lease arrangements with third parties to finance certain of its motion picture productions.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2011	2012
Machinery, equipment and others	9,288	58,751
Film costs	19,208	9,465
Accumulated amortization	(4,634)	(20,514)

	23,862	47,702

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2012:

Fiscal year ending March 31	Yen in millions
2013	20,652
2014	20,098
2015	2,035
2016	1,469
2017	1,346
Later years	5,647

Total minimum lease payments	51,247
Less — Amount representing interest	1,493

Present value of net minimum lease payments	49,754
Less — Current obligations	20,494

Long-term capital lease obligations	29,260

Rental expenses under operating leases for the fiscal years ended March 31, 2010, 2011 and 2012 were 87,077 million yen, 78,538 million yen and 76,188 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2010, 2011 and 2012 were 1,675 million yen, 1,974 million yen and 1,423 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2012 were 4,527 million yen.

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2012 are as follows:

Fiscal year ending March 31	Yen in millions
2013	42,789
2014	33,110
2015	24,087
2016	17,368
2017	13,653
Later years	49,174

Total minimum future rentals	180,181

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

9.	Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2012 totaled 174,430 million yen, of which 174,275 million yen is subject to amortization and are comprised of the following:

	Intangible assets acquired during the year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements*[1]	103,036	7
Customer relationships	19,793	14
Trademarks	14,177	7
Software to be sold, leased or otherwise marketed	23,621	3
Other	13,648	4

*1	Includes intellectual property cross-licensing and developed technology relating to the Sony Ericsson acquisition. Refer to Note 24.

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2011		March 31, 2012
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patent rights, know-how and license agreements	122,444	(69,224)	226,142	(80,334)
Customer relationships	3,051	(1,105)	23,758	(1,409)
Trademarks	4,938	(1,401)	20,214	(2,154)
Software to be sold, leased or otherwise marketed	76,112	(40,447)	98,852	(58,865)
Music catalogs	160,325	(40,455)	157,699	(45,570)
Artist contracts	27,727	(17,903)	27,401	(19,419)
Television carriage agreements (broadcasting agreements)	35,874	(228)	36,216	(2,370)
Other	82,519	(40,136)	87,843	(54,338)

Total	512,990	(210,899)	678,125	(264,459)

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2010, 2011 and 2012 was 57,069 million yen, 52,763 million yen and 57,023 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Fiscal year ending March 31	Yen in millions
2013	68,735
2014	58,885
2015	48,971
2016	41,218
2017	36,509

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2011	2012
Trademarks	66,967	66,729
Distribution agreements	18,834	18,807
Other	3,230	4,497

Total	89,031	90,033

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2011 and 2012 are as follows:

	Yen in millions
	Consumer Products & Services	Professional, Device & Solutions	Pictures	Music	Financial Services	Sony Mobile*[1]	All Other	Total
Balance, March 31, 2010:
Goodwill — gross	135,591	65,123	102,481	110,192	3,020	—	36,749	453,156
Accumulated impairments	(5,320)	(300)	—	(306)	(706)	—	(7,655)	(14,287)

Goodwill	130,271	64,823	102,481	109,886	2,314	—	29,094	438,869

Increase (decrease) due to:
Acquisitions*[2]	—	1,085	46,504	203	—	—	55	47,847
Sales and dispositions	(257)	—	—	—	—	—	—	(257)
Impairments	—	—	—	—	—	—	—	—
Translation adjustments	(770)	31	(8,401)	(6,956)	—	—	(1,239)	(17,335)
Other*[3]	171	232	—	(445)	—	—	(77)	(119)

Balance, March 31, 2011:
Goodwill — gross	134,735	66,471	140,584	102,994	3,020	—	35,488	483,292
Accumulated impairments	(5,320)	(300)	—	(306)	(706)	—	(7,655)	(14,287)

Goodwill	129,415	66,171	140,584	102,688	2,314	—	27,833	469,005

Increase (decrease) due to:
Acquisitions	166	—	1,330	—	—	128,522	4,358	134,376
Sales and dispositions	—	(589)	—	—	—	—	—	(589)
Impairments*[4]	—	—	—	—	—	—	(932)	(932)
Translation adjustments	(65)	(184)	(3,073)	(1,891)	—	9,733	(559)	3,961
Other*[3]*[5]	(201)	(28,773)	(521)	(147)	—	—	579	(29,063)

Balance, March 31, 2012:
Goodwill — gross	134,635	36,925	138,320	100,956	3,020	138,255	39,866	591,977
Accumulated impairments	(5,320)	(300)	—	(306)	(706)	—	(8,587)	(15,219)

Goodwill	129,315	36,625	138,320	100,650	2,314	138,255	31,279	576,758

*1	The amounts in the Sony Mobile Communications (“Sony Mobile”) segment relate to the Sony Ericsson acquisition. Refer to Note 24.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

*2	Substantially all of the acquisition amounts in the Pictures segment relate to the Game Show Network, LLC (“GSN”) acquisition. Refer to Note 24.

*3	Other primarily consists of purchase price adjustments for prior years and amounts reclassified as held for sale.

*4	During the fiscal year ended March 31, 2012, Sony recorded impairment losses of 932 million yen in a reporting unit included in All Other. The impairment charge reflected the overall decline in the fair value of the reporting unit. The fair value of the reporting unit was estimated using the expected present value of future cash flows.

*5	During the fiscal year ended March 31, 2012, Sony entered into a memorandum of understanding with a third-party to sell the chemical products business, which is included in the Professional, Device & Solutions segment. Sony classified certain assets and liabilities related to the business as held for sale as of March 31, 2012, and anticipates completing the divestiture during the fiscal year ending March 31, 2013. No impairment loss was recognized as a result of the held for sale classification. The assets held for sale include 29,182 million yen of goodwill and it was reclassified to other assets in the consolidated balance sheets. Refer to Note 25.

As described in Note 2, Sony performs an annual impairment test for goodwill. As a result of the impairment test, there were no impairments other than the one noted above for the fiscal year ended March 31, 2012.

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

The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2011 and 2012 were 232,160 million yen and 282,846 million yen, respectively.

(1)	Insurance policies:

Life insurance policies that a subsidiary in the Financial Services segment underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2010, 2011 and 2012 were 554,650 million yen, 600,291 million yen and 654,986 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2010, 2011 and 2012 were 64,987 million yen, 71,037 million yen and 76,958 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Deferred insurance acquisition costs:

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits. Amortization charged to income for the fiscal years ended March 31, 2010, 2011 and 2012 amounted to 53,767 million yen, 59,249 million yen and 55,427 million yen, respectively.

(3)	Future insurance policy benefits:

Liabilities for future policy benefits, which mainly related to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.4% to 4.5% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2011 and 2012, future insurance policy benefits amounted to 2,918,960 million yen and 3,202,066 million yen, respectively.

(4)	Policyholders’ account in the life insurance business:

Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account includes universal life insurance and investment contracts. Universal life insurance includes interest sensitive whole life contracts and variable contracts. The credited rate associated with interest sensitive whole life contracts is 2.0%. For variable contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked assets portfolio. Investment contracts mainly include single payment juvenile contracts and policies after the start of annuity payments. The credited rates associated with investment contracts ranges from 0.1% to 6.3%.

Policyholders’ account in the life insurance business is comprised of the following:

	Yen in millions
	March 31
	2011	2012
Universal life insurance	896,539	1,010,277
Investment contracts	322,580	340,600
Other	82,133	98,767

Total	1,301,252	1,449,644

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

11.	Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2011	2012
Unsecured loans:
with a weighted-average interest rate of 4.40%	43,737
with a weighted-average interest rate of 3.98%		89,878
Secured call money:
with a weighted-average interest rate of 0.11%	10,000
with a weighted-average interest rate of 0.11%		10,000

	53,737	99,878

At March 31, 2012, securities investments with a book value of 10,845 million yen were pledged as collateral for 10,000 million yen of call money, by subsidiaries in the Financial Services segment. In addition, marketable securities with a book value of 129,472 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes at March 31, 2012.

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2011	2012
Unsecured loans, representing obligations principally to banks:
Due 2011 to 2018, with interest rates ranging from 0.20% to 4.50% per annum	441,976
Due 2012 to 2024, with interest rates ranging from 0.23% to 4.50% per annum		564,275
Unsecured 1.52% bonds, due 2011, net of unamortized discount	50,000
Unsecured 1.16% bonds, due 2012, net of unamortized discount	39,996	39,999
Unsecured 1.52% bonds, due 2013, net of unamortized discount	34,999	35,000
Unsecured 1.57% bonds, due 2015, net of unamortized discount	29,991	29,993
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,996	24,997
Unsecured 1.17% bonds, due 2011	10,500
Unsecured 0.95% bonds, due 2012	60,000	60,000
Unsecured 1.40% bonds, due 2013	10,700	10,700
Unsecured 1.30% bonds, due 2014	110,000	110,000
Unsecured 0.55% bonds, due 2016		10,000
Unsecured 0.66% bonds, due 2017		45,000
Unsecured 2.00% bonds, due 2018	16,300	16,300
Unsecured 2.07% bonds, due 2019	50,000	50,000
Unsecured 1.41% bonds, due 2022		10,000
Capital lease obligations:
Due 2011 to 2021, with interest rates ranging from 0.03% to 9.09% per annum Due 2012 to 2026, with interest rates ranging from 0.03% to 8.74% per annum	24,673	49,754
Guarantee deposits received	17,718	16,691

	921,849	1,072,709
Less — Portion due within one year	109,614	310,483

	812,235	762,226

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In March 2012, Sony executed a 1,365 million U.S. dollar unsecured bank loan with a group of lenders having six to ten year maturity terms in connection with acquiring Ericsson’s 50% equity interest in Sony Ericsson. This bank loan utilizes the Japan Bank for International Cooperation (“JBIC”) Facility, which was established to facilitate overseas mergers and acquisitions by Japanese companies as one of countermeasures against yen appreciation. Of the 1,365 million U.S. dollar loan, 60% or 819 million U.S. dollars is from the JBIC Facility and 40% or 546 million U.S. dollars is from private banks. The terms of this U.S. dollar loan agreement require accelerated repayment of the loan if Sony Corporation or its wholly-owned subsidiaries discontinue the business of mobile devices featuring telephone functionality.

There are no significant adverse debt covenants or cross-default provisions related to the above borrowings.

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions
2013	310,483
2014	135,487
2015	209,814
2016	77,391
2017	97,419
Later years	242,115

Total	1,072,709

At March 31, 2012, Sony had unused committed lines of credit amounting to 800,306 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2012, Sony has commercial paper programs, the size of which was 746,570 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

12.	Housing loans and deposits from customers in the banking business

(1)	Housing loans in the banking business:

Sony acquires and holds certain financial receivables in the normal course of business. A majority of financing receivables held by Sony consist of housing loans in the banking business and no other significant financial receivables exist.

A subsidiary in the banking business monitors the credit quality of housing loans based on the classification set by the financial conditions and the past due status of individual obligators. Past due status is monitored on a daily basis and the aforementioned classification is reviewed on a quarterly basis.

The allowance for the credit losses is established based on the aforementioned classifications and the evaluation of collateral. The amount of housing loans in the banking business and the corresponding allowance for credit losses at March 31, 2011 were 656,047 million yen and 925 million yen, and at March 31, 2012 were 749,636 million yen and 1,066 million yen, respectively. During the fiscal year ended March 31, 2011 and 2012, charge-offs on housing loans in the banking business and changes in the allowance for credit losses, which took into consideration the impact of the Great East Japan Earthquake discussed in Note 18, were not significant.

In addition, the balance of housing loans placed on nonaccrual status or past due status were not significant at March 31, 2011 and 2012. A subsidiary in the banking business assesses the nonaccrual status based on the aforementioned classification, and may resume the accrual of the interest on the housing loan if the classification of the housing loan is changed.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Deposits from customers in the banking business:

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2011 and 2012, the balances of time deposits issued in amounts of 10 million yen or more were 247,799 million yen and 374,665 million yen, respectively. These amounts have been classified as current liabilities due to the ability of the customers to make withdrawals prior to maturity.

At March 31, 2012, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions
2014	32,531
2015	11,421
2016	9,064
2017	3,946
2018	2,104
Later years	33,721

Total	92,787

13.	Fair value measurements

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

Trading securities, available-for-sale securities and other investments

Where quoted prices are available in an active market, securities are classified in level 1 of the fair value hierarchy. Level 1 securities include exchange-traded equities. If quoted market prices are not available for the specific security or the market is inactive, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and mainly classified in level 2 of the hierarchy. Level 2 securities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the fair value hierarchy. Level 3 securities do not have actively traded quotes at the balance sheet date and require the use of unobservable inputs, such as indicative quotes from dealers and qualitative input from investment advisors, to value these securities. Level 3 assets include financial instruments whose value is determined using pricing models, discounted cash flow techniques, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation of assumptions that market participants would use in pricing the asset. Level 3 securities primarily include certain hybrid financial instruments and certain private equity investments not classified within levels 1 or 2.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2011 and 2012 are as follows:

	Yen in millions
	March 31, 2011
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	189,320	186,482	—	375,802	375,802	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,143,765	—	1,143,765	71,472	1,072,293	—	—
Japanese local government bonds	—	22,965	—	22,965	3,415	19,550	—	—
Japanese corporate bonds	—	329,057	4,581	333,638	96,745	236,893	—	—
Foreign corporate bonds	—	306,070	19,751	325,821	81,486	244,335	—	—
Other	—	7,933	299	8,232	—	8,232	—	—
Equity securities	141,408	81	—	141,489	—	141,489	—	—
Other investments*[1]	5,459	4,637	74,026	84,122	—	84,122	—	—
Derivative assets*[2]	—	15,110	—	15,110	—	—	15,101	9

Total assets	336,187	2,016,100	98,657	2,450,944	628,920	1,806,914	15,101	9

Liabilities:
Derivative liabilities*[2]	—	33,759	—	33,759	—	—	32,096	1,663

Total liabilities	—	33,759	—	33,759	—	—	32,096	1,663

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2012
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	214,036	219,455	—	433,491	433,491	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,091,451	—	1,091,451	23,267	1,068,184	—	—
Japanese local government bonds	—	33,675	—	33,675	1,405	32,270	—	—
Japanese corporate bonds	—	293,637	1,513	295,150	123,434	171,716	—	—
Foreign corporate bonds	—	359,960	15,291	375,251	75,764	299,487	—	—
Other	—	23,616	309	23,925	—	23,925	—	—
Equity securities	111,517	680	—	112,197	—	112,197	—	—
Other investments*[1]	5,475	4,592	73,451	83,518	—	83,518	—	—
Derivative assets*[2]	—	18,518	—	18,518	—	—	18,513	5

Total assets	331,028	2,045,584	90,564	2,467,176	657,361	1,791,297	18,513	5

Liabilities:
Derivative liabilities*[2]	—	41,218	—	41,218	—	—	40,034	1,184

Total liabilities	—	41,218	—	41,218	—	—	40,034	1,184

*1	Other investments include certain hybrid financial instruments and certain private equity investments.

*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.

There were no significant transfers between levels 1 and 2 for the fiscal year ended March 31, 2011. Transfers into level 1 were 2,169 million yen for the fiscal year ended March 31, 2012 as quoted prices for certain trading securities became available in an active market. Transfers out of level 1 were 7,221 million yen for the fiscal year ended March 31, 2012 as quoted prices for certain trading securities were not available in an active market.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2011 and 2012 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2011
	Assets
	Available-for-sale securities			Other investments
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other
Beginning balance	1,097	17,433	—	73,608
Total realized and unrealized gains (losses):
Included in earnings*[1]	(13)	(224)	—	(3,332)
Included in other comprehensive income (loss)*[2]	(18)	(841)	(1)	2,638
Purchases, issuances, sales and settlements	3,515	7,951	300	1,112
Transfers in and/or out of level 3	—	(4,568)	—	—

Ending balance	4,581	19,751	299	74,026

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*[1]	(2)	10	—	(3,779)

	Yen in millions
	Fiscal year ended March 31, 2012
	Assets
	Available-for-sale securities			Other investments
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other
Beginning balance	4,581	19,751	299	74,026
Total realized and unrealized gains (losses):
Included in earnings*[1]	—	27	—	(1,214)
Included in other comprehensive income (loss)*[2]	(2)	271	10	505
Purchases	—	6,994	—	3,144
Settlements	(500)	(5,961)	—	(2,784)
Transfers into level 3*[3]	2,116	956	—	—
Transfers out of level 3*[4]	(4,682)	(6,747)	—	—
Other	—	—	—	(226)

Ending balance	1,513	15,291	309	73,451

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*[1]	—	(2)	—	(1,215)

*1	Earning effects are included in financial services revenue in the consolidated statements of income.

*2	Unrealized gains (losses) are included in unrealized gains (losses) on securities in the consolidated statements of changes in stockholders’ equity.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

*3	Certain corporate bonds were transferred into level 3 because differences between fair value determined by indicative quotes from dealers and internally developed prices became significant and the observability of inputs decreased.

*4	Certain corporate bonds were transferred out of level 3 because quoted prices became available.

Level 3 assets include certain hybrid financial instruments for which the price fluctuates primarily based on the main stock index in Japan (Nikkei index), certain private equity investments, and certain domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. In determining the fair value of such assets, Sony uses third-party information such as indicative quotes from dealers without adjustment. For validating the fair values, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.

(2)	Assets and liabilities that are measured at fair value on a nonrecurring basis:

Sony also has assets and liabilities that are required to be recorded at fair value on a nonrecurring basis when certain circumstances occur. During the fiscal years ended March 31, 2011 and 2012, such measurements of fair value related primarily to the impairments of long-lived assets, the remeasurement of the previously owned equity interests as part of the Game Show Network and Sony Ericsson acquisitions, and the S-LCD impairment.

Long-lived assets impairments

Long-lived assets are measured at the lesser of carrying value or fair value if such assets are held for sale or when there is a determination that the asset is impaired. During the fiscal years ended March 31, 2011 and 2012, Sony recorded impairment losses of 23,735 million yen and 59,583 million yen related to long-lived assets with carrying values prior to impairment of 27,513 million yen and 67,875 million yen; the fair value of the long-lived assets after impairments was 3,778 million yen and 8,292 million yen, respectively. Sony’s determination of fair value was based on the comparable market values or estimated net cash flows which considered prices and other relevant information generated by market transactions involving comparable assets or cash flow projections based upon the most recent business plan. These measurements are classified as level 3 because significant unobservable inputs, such as the conditions of the assets or projections of future cash flows, were considered in the fair value measurements.

Remeasurement of previously owned equity interests

During the fiscal years ended March 31, 2011 and 2012, Sony remeasured to fair value the previously owned equity interests as part of the Game Show Network and Sony Ericsson acquisitions. These measurements are classified as level 3 because significant unobservable inputs, such as projections of future cash flows and market comparables of similar transactions and companies were considered in the fair value measurements. Refer to Note 24.

S-LCD impairment

During the fiscal year ended March 31, 2012, Sony recorded a 60,019 million yen other-than-temporary impairment loss on its share of S-LCD, including the reclassification to net income of foreign currency translation adjustments and the impact of the exchange rate fluctuations between the initial impairment loss and closing of the sale to Samsung. The fair value of the shares of S-LCD after impairment was 71,662 million yen which approximated the cash consideration of 1.07 trillion Korean won subsequently received from Samsung upon its acquisition of Sony’s share of S-LCD. This measurement is classified as level 3 because significant unobservable inputs, primarily the estimate of the cash that would be received upon the sale to Samsung were considered in the fair value measurement. Refer to Note 5.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Financial instruments:

The estimated fair values by fair value hierarchy level of certain financial instruments that are not reported at fair value are summarized as follows:

	Yen in millions
	March 31, 2011
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	714,985	—	714,985	656,047

Total assets	—	714,985	—	714,985	656,047

Liabilities:
Long-term debt including the current portion	—	928,820	—	928,820	921,849
Investment contracts included in policyholders’ account in the life insurance business	—	320,036	—	320,036	322,649

Total liabilities	—	1,248,856	—	1,248,856	1,244,498

	Yen in millions
	March 31, 2012
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	823,668	—	823,668	749,636

Total assets	—	823,668	—	823,668	749,636

Liabilities:
Long-term debt including the current portion	—	1,069,914	—	1,069,914	1,072,709
Investment contracts included in policyholders’ account in the life insurance business	—	338,589	—	338,589	340,600

Total liabilities	—	1,408,503	—	1,408,503	1,413,309

The summary excludes cash and cash equivalents, call loans, time deposits, notes and accounts receivable, trade, call money, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business because the carrying values of these financial instruments approximated their fair values due to their short-term nature. The summary also excludes held-to-maturity securities disclosed in Note 7.

Cash and cash equivalents, call loans and call money are classified in level 1. Time deposits, short-term borrowings, deposits from customers in the banking business are classified in level 2. Held-to-maturity securities, included in marketable securities and securities investments and other in the consolidated balance sheets,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

primarily include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds and are substantially all classified in level 2. The fair values of housing loans in the banking business, included in securities investments and other in the consolidated balance sheets, were estimated based on the discounted future cash flows using interest rates reflecting London InterBank Offered Rate base yield curve with a certain risk premium. The fair values of long-term debt including the current portion and investment contracts included in policyholders’ account in the life insurance business were estimated based on either the market value or the discounted future cash flows using Sony’s current incremental borrowing rates for similar liabilities.

14.	Derivative instruments and hedging activities

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate swap agreements (including interest rate and currency swap agreements). Certain other derivative financial instruments are entered into in the Financial Services segment for asset-liability management (ALM) purposes. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. These derivatives generally mature or expire within six months after the balance sheet date. Other than derivatives utilized in the Financial Services segment for ALM, Sony does not use derivative financial instruments for trading or speculative purposes. These derivative transactions utilized for ALM in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.

Derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income. For the fiscal years ended March 31, 2010, 2011 and 2012, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2010, 2011 and 2012, the ineffective portion of the hedging relationship is not significant. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of their ALM, which are marked-to-market with changes in value recognized in financial service revenue.

Any other interest rate swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate debt, are marked-to-market with changes in value recognized in other income and expenses.

Other agreements

Certain subsidiaries in the Financial Services segment have credit default swap agreements, equity future contracts, other currency contracts and hybrid financial instruments as part of their ALM, which are marked-to-market with changes in value recognized in financial services revenue. The hybrid financial instruments, disclosed in Note 7 as debt securities, contain embedded derivatives that are not required to be bifurcated because the entire instruments are carried at fair value.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

Derivatives designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2011	2012	Liability derivatives	2011	2012
Interest rate contracts	Prepaid expenses and other current assets	416	151	Current liabilities other	9,026	14,017
Interest rate contracts		—	—	Liabilities other	1,663	1,184
Foreign exchange contracts	Prepaid expenses and other current assets	—	7,558	Current liabilities other	67	15

		416	7,709		10,756	15,216

Derivatives not designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2011	2012	Liability derivatives	2011	2012
Interest rate contracts	Prepaid expenses and other current assets	314	5	Current liabilities other	3,630	4,390
Interest rate contracts		—	—	Liabilities other	—	—
Foreign exchange contracts	Prepaid expenses and other current assets	14,353	10,798	Current liabilities other	19,361	21,612
Foreign exchange contracts	Assets other	9	5		—	—
Credit contracts	Prepaid expenses and other current assets	18	1	Current liabilities other	12	—

		14,694	10,809		23,003	26,002

Total derivatives		15,110	18,518		33,759	41,218

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal years ended March 31, 2010, 2011 and 2012 (yen in millions).

Derivatives under fair value hedging relationships	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2010	2011	2012
Interest rate contracts	Financial services revenue	(3,475)	588	(2,998)
Foreign exchange contracts	Foreign exchange gain or (loss), net	97	(18)	(49)

Total		(3,378)	570	(3,047)

Derivatives under cash flow hedging relationships	Yen in millions
	Fiscal year ended March 31, 2011
	Amount of gain or (loss) recognized in OCI on derivative	Gain or (loss) reclassified from accumulated OCI into income (effective portion)		Gain or (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Interest rate contracts	(108)	Interest expense	329	Interest expense	—

Total	(108)	Total	329	Total	—

Derivatives under cash flow hedging relationships	Yen in millions
	Fiscal year ended March 31, 2012
	Amount of gain or (loss) recognized in OCI on derivative	Gain or (loss) reclassified from accumulated OCI into income (effective portion)		Gain or (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Interest rate contracts	171	Interest expense	308	Interest expense	—

Total	171	Total	308	Total	—

At March 31, 2012, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of 1,050 million yen.

Derivatives not designated as hedging instruments	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative (Yen in millions)
		Fiscal year ended March 31
		2010	2011	2012
Interest rate contracts	Financial services revenue	(884)	(3,332)	(3,303)
Interest rate contracts	Financial services expenses	32	32	—
Foreign exchange contracts	Financial services revenue	1,468	(1,294)	(79)
Foreign exchange contracts	Foreign exchange gain or (loss), net	(8,779)	8,311	4,324
Equity contracts	Financial services revenue	83	—	—
Bond contracts	Financial services revenue	68	44	—
Credit contracts	Financial services revenue	(518)	(101)	(25)

Total		(8,530)	3,660	917

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2011		March 31, 2012
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts	1,364,147	(8,825)	1,227,889	(7,305)
Currency option contracts purchased	5,822	19	9,878	91
Currency option contracts written	423	(9)	152	(1)
Currency swap agreements	117,028	2,015	519,041	2,206
Other currency contracts	46,201	1,734	48,347	1,743
Interest rate contracts:
Interest rate swap agreements	448,353	(13,589)	451,416	(19,435)
Credit contracts:
Credit default swap agreements	4,841	6	1,367	1

15.	Pension and severance plans

Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. In July 2004, Sony Corporation and certain of its subsidiaries amended their pension plans and introduced a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan, the amount of payment is determined based on the sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring.

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

From April 1, 2012, Sony Corporation and substantially all of its subsidiaries in Japan have modified existing defined benefit pension plans such that life annuities will no longer accrue additional service benefits, with those participants instead accruing fixed-term annuities. The defined benefit pension plans were closed to new participants and a defined contribution plan was also introduced. The changes have no impact on Sony’s results of operations and financial position as of and for the fiscal year ended March 31, 2012.

In addition, several of Sony’s foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which cover substantially all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The components of net periodic benefit costs for the fiscal years ended March 31, 2010, 2011 and 2012 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Service cost	30,980	29,589	29,774
Interest cost	15,402	16,067	15,196
Expected return on plan assets	(16,969)	(17,987)	(15,401)
Recognized actuarial loss	16,000	11,802	12,219
Amortization of prior service costs	(10,391)	(10,391)	(10,380)

Net periodic benefit costs	35,022	29,080	31,408

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Service cost	3,645	4,160	3,348
Interest cost	12,083	11,165	10,082
Expected return on plan assets	(8,652)	(9,135)	(9,049)
Amortization of net transition asset	67	20	139
Recognized actuarial loss	857	2,911	2,771
Amortization of prior service costs	30	(32)	(448)
Losses (gains) on curtailments and settlements	1,766	(31)	1,111

Net periodic benefit costs	9,796	9,058	7,954

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 11,262 million yen, 10,671 million yen and 59 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2011	2012	2011	2012
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	709,554	735,853	231,341	206,497
Service cost	29,589	29,774	4,160	3,348
Interest cost	16,067	15,196	11,165	10,082
Plan participants’ contributions	—	—	764	684
Amendments	—	(1,119)	(6,677)	440
Actuarial (gain) loss	6,424	25,098	(6,869)	12,376
Foreign currency exchange rate changes	—	—	(16,994)	(3,273)
Curtailments and settlements	(404)	(301)	(166)	(577)
Effect of changes in consolidated subsidiaries	—	8,852	—	3,104
Benefits paid	(25,377)	(24,294)	(10,227)	(11,040)

Benefit obligation at end of the fiscal year	735,853	789,059	206,497	221,641

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	515,701	536,648	134,226	140,387
Actual return on plan assets	4,327	18,447	10,930	11,421
Foreign currency exchange rate changes	—	—	(9,121)	(1,872)
Employer contribution	34,892	15,745	13,029	9,033
Plan participants’ contributions	—	—	764	684
Curtailments and settlements	—	—	(217)	(1,386)
Effect of changes in consolidated subsidiaries	—	4,592	—	2,331
Benefits paid	(18,272)	(19,185)	(9,224)	(9,459)

Fair value of plan assets at end of the fiscal year	536,648	556,247	140,387	151,139

Funded status at end of the fiscal year	(199,205)	(232,812)	(66,110)	(70,502)

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2011	2012	2011	2012
Noncurrent assets	1,454	1,769	3,894	4,399
Current liabilities	—	—	(2,716)	(2,943)
Noncurrent liabilities	(200,659)	(234,581)	(67,288)	(71,958)

Ending balance	(199,205)	(232,812)	(66,110)	(70,502)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2011	2012	2011	2012
Prior service cost (credit)	(86,470)	(75,840)	(3,930)	(2,933)
Net actuarial loss	278,895	292,382	33,919	38,196
Obligation existing at transition	—	—	204	52

Ending balance	192,425	216,542	30,193	35,315

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2011	2012	2011	2012
Accumulated benefit obligations	731,666	786,679	183,954	189,360

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2011	2012	2011	2012
Projected benefit obligations	729,691	781,983	176,755	170,314
Accumulated benefit obligations	725,504	779,604	167,609	163,002
Fair value of plan assets	530,300	549,017	121,338	111,667

Weighted-average assumptions used to determine benefit obligations as of March 31, 2011 and 2012 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2011	2012	2011	2012
Discount rate	2.1%	1.9%	5.2%	4.7%
Rate of compensation increase	*	*	3.5	3.5

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2010, 2011 and 2012 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2010	2011	2012	2010	2011	2012
Discount rate	2.2%	2.3%	2.1%	6.5%	5.5%	5.2%
Expected return on plan assets	3.6	2.9	3.0	6.5	5.9	6.5
Rate of compensation increase	2.7	*	*	3.2	4.0	3.5

*	As of March 31, 2011 and 2012, substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

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

The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2012, are, as a result of Sony’s asset liability management, 28% of equity securities, 58% of fixed income securities and 14% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 46% of equity securities, 39% of fixed income securities and 15% of other investments for the pension plans of foreign subsidiaries.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 2, are as follows:

	Japanese plans
	Yen in millions
	Fair value at March 31, 2011	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	25,151	25,151	—	—
Equity:
Equity securities(a)	127,695	125,692	2,003	—
Fixed income:
Government bonds(b)	226,183	—	226,183	—
Corporate bonds(c)	23,375	—	23,375	—
Asset-backed securities(d)	3,451	—	3,451	—
Commingled funds(e)	63,693	—	63,693	—
Commodity funds(f)	1,991	—	1,991	—
Private equity(g)	19,888	—	—	19,888
Hedge funds(h)	43,688	—	—	43,688
Real estate	1,533	—	—	1,533

Total	536,648	150,843	320,696	65,109

	Japanese plans
	Yen in millions
	Fair value at March 31, 2012	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	14,586	14,586	—	—
Equity:
Equity securities(a)	130,283	127,918	2,365	—
Fixed income:
Government bonds(b)	255,010	—	255,010	—
Corporate bonds(c)	23,853	—	23,853	—
Asset-backed securities(d)	4,722	—	4,722	—
Commingled funds(e)	58,862	—	58,862	—
Commodity funds(f)	1,850	—	1,850	—
Private equity(g)	23,388	—	—	23,388
Hedge funds(h)	42,258	—	—	42,258
Real estate	1,435	—	—	1,435

Total	556,247	142,504	346,662	67,081

(a)	Includes approximately 64 percent and 65 percent of Japanese equity securities, and 36 percent and 35 percent of foreign equity securities for the fiscal years ended March 31, 2011 and 2012, respectively.

(b)	Includes approximately 65 percent and 64 percent of debt securities issued by Japanese national and local governments, and 35 percent and 36 percent of debt securities issued by foreign national and local governments for the fiscal years ended March 31, 2011 and 2012, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(c)	Includes debt securities issued by Japanese and foreign corporation and government related agencies.

(d)	Includes primarily mortgage-backed securities.

(e)	Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately 39 percent and 42 percent of investments in equity, 58 percent and 56 percent of investments in fixed income, and 3 percent and 2 percent of investments in other for the fiscal years ended March 31, 2011 and 2012, respectively.

(f)	Represents commodity futures funds.

(g)	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the U.S. and Europe.

(h)	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

	Foreign plans
	Yen in millions
	Fair value at March 31, 2011	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	860	860	—	—
Equity:
Equity securities(a)	38,512	33,273	5,239	—
Fixed income:
Government bonds(b)	21,405	—	21,405	—
Corporate bonds(c)	14,994	—	10,148	4,846
Asset-backed securities	2,053	—	2,053	—
Insurance contracts(d)	6,718	—	6,718	—
Commingled funds(e)	50,517	—	49,987	530
Real estate and other(f)	5,328	45	1,510	3,773

Total	140,387	34,178	97,060	9,149

	Foreign plans
	Yen in millions
	Fair value at March 31, 2012	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	859	859	—	—
Equity:
Equity securities(a)	36,497	30,514	5,983	—
Fixed income:
Government bonds(b)	43,504	—	43,504	—
Corporate bonds(c)	9,192	—	5,231	3,961
Asset-backed securities	648	—	648	—
Insurance contracts(d)	9,283	—	9,283	—
Commingled funds(e)	43,902	—	43,902	—
Real estate and other(f)	7,254	20	2,151	5,083

Total	151,139	31,393	110,702	9,044

(a)	Includes primarily foreign equity securities.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(b)	Includes primarily foreign government debt securities.

(c)	Includes primarily foreign corporate debt securities.

(d)	Represents annuity contracts with or without profit sharing.

(e)	Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds. They are primarily comprised of foreign equities and fixed income investments.

(f)	Includes primarily private real estate investment trusts.

Each level in the fair value hierarchy in which each plan asset is classified is determined based on inputs used to measure the fair values of the asset, and does not necessarily indicate the risks or rating of the asset.

The following is a description of the valuation techniques used to measure Japanese and foreign plan assets at fair value. There were no changes in valuation techniques during the fiscal years ended March 31, 2011 and 2012.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the fiscal years ended March 31, 2011 and 2012:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Private equity	Hedge funds	Real estate	Total
Beginning balance at April 1, 2010	21,337	51,498	1,655	74,490
Return on assets held at end of year	(1,449)	2,467	(122)	896
Return on assets sold during the year	—	(436)	—	(436)
Purchases, sales, and settlements, net	—	(9,841)	—	(9,841)
Transfers, net	—	—	—	—

Ending balance at March 31, 2011	19,888	43,688	1,533	65,109

Return on assets held at end of year	450	470	(98)	822
Return on assets sold during the year	—	—	—	—
Purchases, sales, and settlements, net	3,050	(1,900)	—	1,150
Transfers, net	—	—	—	—

Ending balance at March 31, 2012	23,388	42,258	1,435	67,081

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Corporate bonds	Asset-backed securities	Commingled funds	Real estate and other	Total
Beginning balance at April 1, 2010	4,571	75	528	3,777	8,951
Return on assets held at end of year	503	—	9	490	1,002
Return on assets sold during the year	—	5	—	—	5
Purchases, sales, and settlements, net	260	(72)	—	(159)	29
Transfers, net	—	—	—	—	—
Other*	(488)	(8)	(7)	(335)	(838)

Ending balance at March 31, 2011	4,846	—	530	3,773	9,149

Return on assets held at end of year	447	—	—	558	1,005
Return on assets sold during the year	—	—	—	—	—
Purchases, sales, and settlements, net	(1,209)	—	(530)	156	(1,583)
Transfers, net	—	—	—	—	—
Other*	(123)	—	—	596	473

Ending balance at March 31, 2012	3,961	—	—	5,083	9,044

*	Primarily consists of translation adjustments.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 18 billion yen to the Japanese plans and approximately 9 billion yen to the foreign plans during the fiscal year ending March 31, 2013. At the end of the fiscal year

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

ended March 31, 2011, Sony had expected to contribute approximately 35 billion yen to the Japanese plans. However, Sony actually contributed 16 billion yen to the plans in the fiscal year ended March 31, 2012.

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
Fiscal year ending March 31	Yen in millions	Yen in millions
2013	26,197	9,418
2014	28,084	9,485
2015	30,972	10,461
2016	33,553	10,163
2017	34,518	10,827
2018 — 2022	209,895	58,880

16.	Stockholders’ equity

(1)	Common stock:

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2010, 2011 and 2012 have resulted from the following:

Number of shares
Balance at March 31, 2009	1,004,535,364
Exercise of stock acquisition rights	36,100

Balance at March 31, 2010	1,004,571,464
Exercise of stock acquisition rights	65,200

Balance at March 31, 2011	1,004,636,664
Exercise of stock acquisition rights	1,500

Balance at March 31, 2012	1,004,638,164

At March 31, 2012, 22,417,400 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”) by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2010, 2011 and 2012.

(2)	Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2012 was 310,522 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2012, including cash dividends for the six-month period ended March 31, 2012, has been incorporated

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on May 9, 2012 and was then recorded in the statutory books of account, in accordance with the Companies Act.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 30,809 million yen and 7,891 million yen at March 31, 2011 and 2012, respectively.

(3)	Other comprehensive income:

Other comprehensive income for the fiscal years ended March 31, 2010, 2011 and 2012 were comprised of the following:

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount
For the fiscal year ended March 31, 2010:
Unrealized gains (losses) on securities, net —
Unrealized holding gains arising during the period*	74,501	(22,469)	33,502
Less : Reclassification adjustment included in net income	(1,896)	661	(1,235)
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding gains arising during the period	2,040	(415)	1,625
Less : Reclassification adjustment included in net income	(566)	489	(77)
Pension liability adjustment*	45,767	(22,074)	23,720
Foreign currency translation adjustments —
Translation adjustments arising during the period	4,583	(22)	4,561
Less : Reclassification adjustment included in net income	2,289	—	2,289

Other comprehensive income	126,718	(43,830)	64,385

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount
For the fiscal year ended March 31, 2011:
Unrealized gains (losses) on securities, net —
Unrealized holding losses arising during the period*	(42,311)	12,996	(25,445)
Less : Reclassification adjustment included in net income	21,548	(8,104)	13,444
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding losses arising during the period	(662)	52	(610)
Less : Reclassification adjustment included in net income	(785)	(158)	(943)
Pension liability adjustment*	3,164	(6,463)	(3,176)
Foreign currency translation adjustments —
Translation adjustments arising during the period	(118,840)	1,256	(117,584)
Less : Reclassification adjustment included in net income	(832)	—	(832)

Other comprehensive income (loss)	(138,718)	(421)	(135,146)

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount
For the fiscal year ended March 31, 2012:
Unrealized gains (losses) on securities, net —
Unrealized holding gains arising during the period*	28,712	(10,162)	12,369
Less : Reclassification adjustment included in net income	3,417	(1,240)	2,177
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding losses arising during the period	(177)	(70)	(247)
Less : Reclassification adjustment included in net income	911	(125)	786
Pension liability adjustment*	(29,239)	(3,934)	(34,668)
Foreign currency translation adjustments —
Translation adjustments arising during the period*	(32,640)	74	(32,961)
Less : Reclassification adjustment included in net income	14,655	—	14,655

Other comprehensive income (loss)	(14,361)	(15,457)	(37,889)

*	Amounts allocable to the noncontrolling interests in the equity of a subsidiary and other are deducted from the net-of-tax amount for unrealized holding gains on securities, pension liability adjustment and foreign currency translation adjustments arising during the period.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

During the fiscal years ended March 31, 2010, 2011 and 2012, losses of 2,289 million yen, gains of 832 million yen and losses of 14,655 million yen, respectively, of foreign currency translation adjustments were transferred from accumulated other comprehensive income to net income as a result of the liquidation or sale of certain foreign subsidiaries and affiliates. The amount transferred during the fiscal year ended March 31, 2012 includes losses of 12,772 million yen as a result of the other-than-temporary impairment loss on the shares of S-LCD. Refer to Note 5.

17.	Stock-based compensation plans

The stock-based compensation expense for the fiscal years ended March 31, 2010, 2011 and 2012 was 2,202 million yen, 1,952 million yen and 1,952 million yen, respectively. The income tax benefit related to the stock-based compensation expense for the fiscal years ended March 31, 2010, 2011 and 2012 was 271 million yen, 322 million yen and 287 million yen, respectively. The total cash received from exercises under all of the stock-based compensation plans during the fiscal years ended March 31, 2010, 2011 and 2012 was 114 million yen, 198 million yen and 4 million yen, respectively. Sony issued new shares upon exercise of these rights. The actual income tax benefit realized for tax deductions from exercises under all the stock-based compensation plans for the fiscal years ended March 31, 2010, 2011 and 2012 was insignificant.

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

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2010, 2011 and 2012 was 813 yen, 1,036 yen and 345 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2010, 2011 and 2012 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2010		2011		2012
Weighted-average assumptions
Risk-free interest rate	2.08%		1.60%		1.08%
Expected lives	6.49	years	6.64	years	6.77	years
Expected volatility*	33.70%		35.74%		36.88%
Expected dividends	0.99%		0.83%		1.85%

*	Expected volatility was based on the historical volatilities of Sony Corporation’s common stock over the expected life of the stock acquisition rights.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

A summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2012 is as follows:

	Fiscal year ended March 31, 2012
	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Total intrinsic value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	17,011,400	3,458
Granted	2,537,500	1,520
Exercised	1,500	2,347
Forfeited or expired	667,100	3,326

Outstanding at end of the fiscal year	18,880,300	3,188	5.78	336

Exercisable at end of the fiscal year	13,952,100	3,548	4.64	—

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2010, 2011 and 2012 was 20 million yen, 26 million yen and 0.2 million yen, respectively.

As of March 31, 2012, there was 1,425 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 2.01 years.

(2)	Convertible Bonds plan:

Sony had an equity-based compensation plan for selected executives of Sony’s U.S. subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds, which had characteristics similar to that of an option plan. Each convertible bond could be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant. The convertible bonds vested ratably over a three-year period and were exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a non-interest bearing employee loan and a right of offset exists between the convertible bonds and the employee loans, no accounting recognition was given to either the convertible bonds or the employee loans in Sony’s consolidated balance sheets.

A summary of the activities regarding the convertible bond plan during the fiscal year ended March 31, 2012 is as follows:

	Fiscal year ended March 31, 2012
	Number of shares	Weighted-average exercise price
		Yen
Outstanding at beginning of the fiscal year	548,500	6,931
Expired	(548,500)	6,931

Outstanding at end of the fiscal year	—

There were no shares granted or exercised under the convertible bond plan during the fiscal years ended March 31, 2010, 2011 and 2012. At March 31, 2012, the remaining exercisable shares expired under this plan and there are no further shares outstanding or exercisable under the convertible bond plan as of March 31, 2012.

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

There were no SARs granted during the fiscal years ended March 31, 2010, 2011 and 2012. As of March 31, 2012, there were 23,200 SARs outstanding and the weighted-average exercise price was 4,298 yen. All SARs were exercisable as of March 31, 2012.

The compensation expense for the SARs is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price. SAR compensation expense for the fiscal years ended March 31, 2010, 2011, and 2012 was insignificant.

18.	Great East Japan Earthquake and Thai Floods

(1)	Great East Japan Earthquake

On March 11, 2011, Japan experienced a massive earthquake and tsunami (the “Great East Japan Earthquake”). The disaster caused significant damage to certain fixed assets including buildings, machinery and equipment as well as inventories in manufacturing sites and warehouses located principally in northeastern Japan.

For the fiscal year ended March 31, 2011, Sony incurred incremental losses and expenses including repair, removal and cleaning costs directly related to the damage caused by the disaster of 10,897 million yen, including the disposal or impairment of fixed assets of 7,668 million yen. These losses and expenses were primarily recorded in other operating (income) expense, net in the consolidated statements of income and were offset by insurance recoveries of 10,841 million yen, the amount that was deemed probable up to the extent of the corresponding losses recognized, as described below. The restoration costs anticipated to occur on or after April 1, 2011 were not recorded in the period ended March 31, 2011. In addition, Sony also incurred other losses and expenses of 11,821 million yen, which included idle facility costs at manufacturing sites, and an additional provision for life insurance policy reserves. These losses and expenses were primarily recorded in cost of sales and financial services expenses in the consolidated statements of income.

For the fiscal year ended March 31, 2012, Sony incurred incremental losses and expenses including repair, removal, restoration and cleaning costs directly related to the damage caused by the disaster of 5,864 million yen. These losses and expenses were primarily recorded in cost of sales in the consolidated statements of income and were partially offset by insurance recoveries of 2,159 million yen, as described below. In addition, Sony also incurred other losses and expenses of 6,294 million yen, which included idle facility costs at manufacturing sites. These losses and expenses were primarily recorded in cost of sales in the consolidated statements of income.

Sony has insurance policies which cover certain damage directly caused by the Great East Japan Earthquake for Sony Corporation and certain of its subsidiaries including manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets and inventories and provide business interruption coverage, including lost profits.

Insurance claims in the amount of 15,000 million yen, the total coverage amount, were agreed to by the insurance carriers as a final settlement and were paid in March 2012. Of this amount, 2,000 million yen is due to a certain carrier as reinsurance and recorded in other current liabilities in the consolidated balance sheets. The insurance proceeds are primarily included in investing activities in the consolidated statements of cash flows.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Thai Floods

In October 2011, certain of Sony’s Thailand subsidiaries temporarily closed operations due to significant floods (the “Floods”). The Floods caused significant damage to certain fixed assets including buildings, machinery and equipment as well as inventories in manufacturing sites and warehouses located in Thailand. In addition, the Floods impacted the operations of certain Sony subsidiaries in Japan and other countries.

For the fiscal year ended March 31, 2012, Sony incurred incremental losses and expenses including repair, removal and cleaning costs directly related to the damage caused by the Floods of 13,236 million yen, including the disposal or impairment of fixed assets of 7,882 million yen. These losses and expenses were primarily recorded in other operating (income) expense, net in the consolidated statements of income and were offset by insurance recoveries as described below. The restoration costs anticipated to occur on or after April 1, 2012 were not recorded in the fiscal year ended March 31, 2012 and will be recorded when the services are rendered and liabilities incurred. In addition, Sony also incurred other losses and expenses of 13,899 million yen, which included idle facility costs at manufacturing sites and other additional expenses. These losses and expenses were mainly recorded in cost of sales in the consolidated statements of income.

Sony has insurance policies which cover certain damage directly caused by the Floods for Sony Corporation and certain of its subsidiaries including manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets, inventories and additional expenses including removal and cleaning costs and provide business interruption coverage, including lost profits.

Insurance claims in the amount of 50,416 million yen were agreed to by the insurance carriers and were paid during the fiscal year ended March 31, 2012. Of this amount, Sony received 26,316 million yen for fixed assets, inventories and additional expenses, of which 17,520 million yen represents the portion of insurance recoveries in excess of the carrying value before the damage caused by the Floods of the insured fixed assets and inventories, and were recorded in cost of sales and other operating (income) expense, net in the consolidated statements of income. The remaining amount of the insurance claims paid of 24,100 million yen was for business interruption insurance recoveries, which applies to the lost profit which occurred after the Floods to December 31, 2011, and were recorded in other operating revenue in the consolidated statements of income. The insurance proceeds for fixed assets and for other than fixed assets are included in investing activities and operating activities in the consolidated statements of cash flows, respectively.

In addition, as of March 31, 2012, Sony still had pending insurance claims for damage to fixed assets, inventories, additional expenses and business interruption. Sony recorded insurance receivables of 5,788 million yen which represents the portion of the insurance claims that were deemed probable of collection up to the extent of the amount of corresponding losses recognized in the same period and substantially all relate to damaged assets and inventories. Sony concluded that the recoveries from these insurance claims are probable based on the coverage under valid policies, communications with the insurance carriers, Sony’s past claims history with the insurance carriers, and Sony’s assessment that the insurance carriers have the financial ability to pay the claims. These receivables were primarily recorded in prepaid expenses and other current assets in the consolidated balance sheets.

19.	Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives. Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability. For the fiscal years ended March 31, 2010, 2011 and 2012, Sony recorded total restructuring charges of 116,472 million yen, 62,318 million yen and 52,645 million yen, respectively.

Sony anticipates recording approximately 75 billion yen of restructuring charges for the fiscal year ending March 31, 2013.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2010, 2011 and 2012 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals, net*	Other associated costs	Total
Balance at March 31, 2009	53,813	—	11,461	65,274
Restructuring costs	65,133	31,928	19,411	116,472
Non-cash charges	—	(31,928)	—	(31,928)
Cash payments	(88,803)	—	(21,754)	(110,557)
Adjustments	(2,925)	—	(156)	(3,081)

Balance at March 31, 2010	27,218	—	8,962	36,180
Restructuring costs	38,264	8,294	15,760	62,318
Non-cash charges	—	(8,294)	—	(8,294)
Cash payments	(47,521)	—	(19,086)	(66,607)
Adjustments	(2,376)	—	(662)	(3,038)

Balance at March 31, 2011	15,585	—	4,974	20,559
Sony Ericsson acquisition	8,789	—	2,190	10,979
Restructuring costs	25,453	20,428	6,764	52,645
Non-cash charges	—	(20,428)	—	(20,428)
Cash payments	(24,928)	—	(4,862)	(29,790)
Adjustments	98	—	(1,130)	(1,032)

Balance at March 31, 2012	24,997	—	7,936	32,933

*	Significant asset impairments excluded from restructuring charges are described below.

The total amount of costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2010, 2011 and 2012 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Consumer Products & Services	31,255	25,532	8,972
Professional, Device & Solutions	41,067	19,507	25,645
Pictures	5,605	2,722	1,273
Music	5,225	2,662	5,710
Financial Services	5,078	5,010	1,822
Sony Mobile*	—	—	537
All Other and Corporate	28,242	6,885	8,686

Total net charges	116,472	62,318	52,645

*	Sony acquired Ericsson’s shares in Sony Ericsson and it became a wholly-owned subsidiary of Sony. Subsequent to the acquisition, Sony Ericsson was renamed Sony Mobile. Refer to Note 24.

In addition to the restructuring charges in the tables above, Sony recorded in cost of sales 7,851 million, 4,751 million yen and 2,115 million yen of non-cash charges related to depreciation associated with restructured assets for the fiscal years ended March 31, 2010, 2011 and 2012, respectively. Depreciation associated with

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

restructured assets as used in the context of the disclosures regarding restructuring activity refers to the increase in depreciation expense caused by shortening the useful life or updating the salvage value of depreciable fixed assets to coincide with the end of production under an approved restructuring plan. Any impairment of the asset is recognized immediately in the period.

Consumer Products & Services segment

In an effort to improve the performance of the Consumer Products & Services segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs). Significant restructuring activities are as follows:

Retirement programs -

In an effort to improve the performance of the Consumer Products & Services segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the Consumer Products & Services segment restructuring charges related mainly to employee termination benefits totaling 20,189 million yen, 14,035 million yen and 8,134 million yen for the fiscal years ended March 31, 2010, 2011 and 2012, respectively, in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

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

As a result of this realignment of manufacturing operations in Japan, restructuring charges for the closure of production facilities totaling 7,132 million yen were recorded which consisted mainly of personnel related costs and the disposal or impairment of assets. Of the total restructuring charges, 3,586 million yen for employee termination benefits were recorded in selling, general and administrative expenses and 3,261 million yen for the disposal or impairment of assets was recorded in other operating (income) expense, net in the consolidated statements of income. In addition to the restructuring charges, 4,823 million yen of non-cash charges related to depreciation associated with restructured assets were recorded in cost of sales in the consolidated statements of income as a result of this realignment of manufacturing operations in Japan.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Professional, Device & Solutions segment

In an effort to improve the performance of the Professional, Device & Solutions segment, Sony has undergone a number of restructuring efforts to reduce operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs). Significant restructuring activities are as follows:

Retirement programs -

In an effort to improve the performance of the Professional, Device & Solutions segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the Professional, Device & Solutions segment restructuring charges related mainly to employee termination benefits totaling 23,002 million yen, 14,073 million yen and 6,925 million yen for the fiscal years ended March 31, 2010, 2011 and 2012, respectively, in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

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

As a result of this realignment of manufacturing operations in Japan, restructuring charges for the closure of production facilities totaling 6,087 million yen consisted mainly of personnel related costs and the disposal or impairment of assets. Of the total restructuring charges, 5,273 million yen for employee termination benefits were recorded in selling, general and administrative expenses and 455 million yen for the disposal or impairment of assets were recorded in other operating (income) expense, net in the consolidated statements of income. In addition to the restructuring charges, 799 million yen of non-cash charges related to depreciation associated with restructured assets were recorded in cost of sales in the consolidated statements of income as a result of this realignment of manufacturing operations in Japan.

Sale and asset-impairment of small- and medium-sized TFT LCD business -

In an effort to increase efficiency and strengthen operations in the small- and medium-sized TFT LCD business by consolidating manufacturing operations, Sony recorded 7,832 million yen for the impairment of TFT LCD related fixed assets for the fiscal year ended March 31, 2010. These charges were recorded in other operating (income) expense, net in the consolidated statements of income.

As described in Note 25, Sony sold its small- and medium-sized TFT LCD business to Japan Display Inc. During the fiscal year ended March 31, 2012, Sony recorded an impairment loss of 19,187 million yen in other operating (income) expense, net in the consolidated statements of income, as the long-lived assets used by the business were classified as held for sale and recorded at the lesser of carrying value or fair value.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Asset-impairment of OLED related equipment -

During the fiscal year ended March 31, 2010, Sony recorded 5,265 million yen for the impairment of OLED related equipment, which was rendered obsolete due to the utilization of an alternative technology in the manufacture of OLED products. These charges were recorded in other operating (income) expense, net in the consolidated statements of income.

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

During the fiscal year ended March 31, 2010, Sony recorded restructuring charges of 3,718 million yen in financial service expenses and 1,360 million yen in other operating (income) expense, net in the consolidated statements of income. These restructuring charges were related mainly to the realignment of credit financing operations and the disposal or impairment of assets. During the fiscal year ended March 31, 2011, Sony recorded restructuring charges of 3,371 million yen in financial service expenses and 1,639 million yen in other operating (income) expense, net in the consolidated statements of income. These restructuring charges related mainly to the partial sale of a leasing and credit card business.

Cash flows from the partial sale of a leasing and credit card business are included in sales of businesses in the consolidated statements of cash flows.

Sony Mobile segment

As a result of the acquisition of Sony Ericsson, which was subsequently renamed Sony Mobile, Sony reflected in the consolidated balance sheets 10,979 million yen of restructuring liabilities which related to restructuring activities undertaken by Sony Ericsson prior to Sony’s acquisition of Ericsson’s 50% equity interest in Sony Ericsson, but which had not yet been paid or settled by Sony Ericsson. The restructuring liability relates to activities previously accrued by Sony Ericsson but which were unpaid as of the acquisition date representing severance costs of 8,789 million yen and other associated costs of 2,190 million yen.

In an effort to improve the performance of the Sony Mobile segment, Sony has undergone restructuring efforts to reduce operating costs.

The resulting restructuring charges, included in the table above, were related mainly to employee termination benefits and included in selling, general and administrative expenses in the consolidated statements of income from February 16, 2012 through March 31, 2012.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

As a result of this realignment, restructuring charges for the closure of production facilities totaling 6,041 million yen were recorded, which consisted mainly of personnel related costs and the disposal or impairment of assets. Of the total restructuring charges, 4,900 million yen for employee termination benefits was recorded in selling, general and administrative expenses, and 862 million yen for the disposal or impairment of assets was recorded in other operating (income) expense, net in the consolidated statements of income. In addition to the restructuring charges, 553 million yen of non-cash charges related to depreciation associated with restructured assets were recorded in cost of sales in the consolidated statements of income.

Withdrawal from property lease contract -

During the fiscal year ended March 31, 2010, Sony withdrew from the property management operation of an entertainment complex in Japan and terminated the property lease contract. Sony recorded 6,495 million yen of termination payments in cost of sales in the consolidated statements of income.

Corporate restructuring charges related to headquarters -

During the fiscal year ended March 31, 2010, Sony underwent headquarters restructuring activities. As a result, 5,897 million yen for employee termination benefits were recorded in selling, general and administrative expenses in the consolidated statements of income for the fiscal year ended March 31, 2010.

Other asset impairment information

Asset-impairment of LCD television business related long-lived assets -

Sony recorded impairment losses of 27,100 million yen and 16,700 million yen for the fiscal years ended March 31, 2010 and 2012, respectively, included within the Consumer Products & Services segment, related to the LCD television assets group. These impairment losses primarily reflect a decrease in the estimated fair value of property, plant and equipment and certain intangible assets.

During the fiscal year ended March 31, 2010, management updated its strategic plans, which resulted in decreases in the assets’ estimated service periods and corresponding estimated future cash flows leading to the impairment loss.

During the fiscal year ended March 31, 2012, the corresponding estimated future cash flows leading to the impairment charge reflect the continued deterioration in LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates.

Sony excluded these losses on impairment from restructuring charges as they were not directly related to Sony’s ongoing restructuring initiatives.

Asset-impairment of network business related long-lived assets -

Sony recorded an impairment loss of 12,601 million yen for the fiscal year ended March 31, 2012, included within the Consumer Products & Services segment, related to the network business asset group, which has made

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

investments in network improvements and security enhancements. This impairment loss primarily reflects a decrease in the estimated fair value of certain intangible and other long-lived assets.

During the fiscal year ended March 31, 2012, the corresponding estimated future cash flows leading to the impairment charge reflect management’s revised forecast over the limited period applicable to the impairment determination.

Sony excluded this loss on impairment from restructuring charges as it was not directly related to Sony’s ongoing restructuring initiatives.

20.	Supplemental consolidated statements of income information

(1)	Other operating (income) expense, net:

Other operating (income) expense, net is comprised of the following:

	Yen in millions
	March 31
	2010	2011	2012
GSN remeasurement gain*[1]	—	(26,991)	—
Sony Ericsson remeasurement gain*[1]	—	—	(102,331)
(Gain) loss on sale of interests in subsidiaries and affiliates, net*[1,2]	(30,529)	(4,465)	(2,882)
(Gain) loss on sale, disposal or impairment of assets, net*[2,3]	73,517	18,006	45,619

	42,988	(13,450)	(59,594)

*1	Refer to Note 24.

*2	Refer to Note 25.

*3	Refer to Notes 13, 18 and 19.

(2)	Research and development costs:

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2010, 2011 and 2012 were 432,001 million yen, 426,814 million yen and 433,477 million yen, respectively.

(3)	Advertising costs:

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2010, 2011 and 2012 were 383,540 million yen, 396,425 million yen and 357,106 million yen, respectively.

(4)	Shipping and handling costs:

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2010, 2011 and 2012 were 83,622 million yen, 91,926 million yen and 76,644 million yen, respectively, which included the internal transportation costs of finished goods.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

21.	Income taxes

Domestic and foreign components of income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Income (loss) before income taxes:
Sony Corporation and all subsidiaries in Japan	45,290	143,917	(106,496)
Foreign subsidiaries	(18,378)	61,096	23,310

	26,912	205,013	(83,186)

Income taxes — Current:
Sony Corporation and all subsidiaries in Japan	42,723	60,514	33,921
Foreign subsidiaries	36,397	57,404	74,624

	79,120	117,918	108,545

Income taxes — Deferred:
Sony Corporation and all subsidiaries in Japan	(25,589)	365,665	2,794
Foreign subsidiaries	(39,573)	(58,244)	203,900

	(65,162)	307,421	206,694

Total income tax expense	13,958	425,339	315,239

As discussed in Note 2, current income taxes and deferred income taxes in foreign subsidiaries for the fiscal year ended March 31, 2010 have been revised, with an increase in current income taxes by 30,422 million yen and a corresponding decrease to deferred income taxes. This revision had no impact on total income tax expense.

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2010	2011	2012
Statutory tax rate	41.0%	41.0%	(41.0)%
Non-deductible expenses	10.3	1.3	4.2
Income tax credits	(18.0)	(2.0)	(3.6)
Change in statutory tax rate	(4.6)	0.9	(36.2)
Change in valuation allowances	4.7	174.5	491.0
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	5.8	1.5	(21.2)
Lower tax rate applied to life and non-life insurance business in Japan	(30.3)	(2.8)	(7.8)
Foreign income tax differential	(17.6)	(10.5)	6.7
Adjustments to tax accruals and reserves	16.2	4.5	(15.9)
Effect of equity in net income (loss) of affiliated companies	46.0	(2.8)	60.0
Sony Ericsson remeasurement gain	—	—	(50.6)
Insurance recovery tax exemptions related to the Floods	—	—	(5.2)
Other	(1.6)	1.9	(1.4)

Effective income tax rate	51.9%	207.5%	379.0%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In November 2011, the Japanese legislature enacted tax law changes which included lowering the national tax rate, limiting the annual use of net operating loss carryforwards to 80% of taxable income and increasing the net operating loss carryforward period from seven to nine years for losses incurred in the tax years ending on or after April 1, 2008. As a result, the statutory tax rate during the fiscal years ending March 31, 2013 to March 31, 2015 will be approximately 38% and from the fiscal year ending March 31, 2016 will be approximately 36%. The limitation on the use of net operating loss carryforwards, however, may result in cash tax payments being due if there is taxable income in Japan even though Sony Corporation and its national tax filing group in Japan have significant net operating loss carryforwards available. These tax law changes take effect for Sony from April 1, 2012. Because accounting for income taxes requires the measurement of deferred tax assets and liabilities using the enacted tax rates, the tax law changes resulted in a net deferred tax expense of 32,729 million yen.

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2011	2012
Deferred tax assets:
Operating loss carryforwards for tax purposes	387,982	533,912
Accrued pension and severance costs	103,674	87,871
Film costs	16,405	40,566
Warranty reserves and accrued expenses	94,065	82,842
Future insurance policy benefits	26,177	22,907
Inventory	35,989	37,431
Depreciation	35,128	39,473
Tax credit carryforwards	74,284	73,945
Reserve for doubtful accounts	8,404	5,580
Impairment of investments	33,743	34,387
Deferred revenue in the Pictures segment	19,254	21,980
Other	140,745	146,777

Gross deferred tax assets	975,850	1,127,671
Less: Valuation allowance	(473,713)	(868,233)

Total deferred tax assets	502,137	259,438

Deferred tax liabilities:
Insurance acquisition costs	(155,073)	(140,190)
Future insurance policy benefits	(62,933)	(66,998)
Unbilled accounts receivable in the Pictures segment	(40,469)	(45,467)
Unrealized gains on securities	(33,101)	(43,831)
Intangible assets acquired through stock exchange offerings	(32,136)	(28,139)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(46,261)	(27,920)
Other	(46,970)	(73,399)

Gross deferred tax liabilities	(416,943)	(425,944)

Net deferred tax assets (liabilities)	85,194	(166,506)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

As discussed in Note 2, the presentation of deferred income taxes in other assets as of March 31, 2011 in the consolidated balance sheets have been revised to conform with the presentation as of March 31, 2012 to reflect the results of an analysis of deferred tax assets in relation to certain unrecognized tax benefits that was completed during the fiscal year ended March 31, 2012. This revision increased total deferred tax assets by 61,115 million yen, which is composed of an increase of gross deferred tax assets and valuation allowance by 71,126 million yen and 10,011 million yen, respectively, as of March 31, 2011.

The significant increase in the deferred tax asset for film costs is as a result of a change in the method of amortization for film costs for tax return purposes. For book purposes, film costs are amortized on an individual-film-forecast method based on the ratio of current period actual revenues to the estimated remaining total revenues. For tax purposes, there is a film by film election to amortize film costs on either the income forecast method or the straight line method. Sony elected straight line for all films released in the fiscal year ended March 31, 2012.

The valuation allowance mainly relates to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not more-likely-than-not to be realized. The net changes in the total valuation allowance were increases of 5,741 million yen, 347,460 million yen and 394,520 million yen for the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

The increase during the fiscal year ended March 31, 2011 was primarily due to the additional valuation allowance recorded on deferred tax assets at Sony Corporation and its national tax filing group in Japan. Sony Corporation and its national tax filing group in Japan were in a three year cumulative loss position in the fiscal year ended March 31, 2011. In Japan, Sony Corporation files a standalone tax filing for local tax purposes and a consolidated national tax filing with its wholly-owned Japanese subsidiaries for national tax purposes. As the national tax filing group only includes wholly-owned subsidiaries, certain Japanese subsidiaries are excluded, the most significant of which are Sony Financial Holdings Inc. and its subsidiaries. Due to the cumulative losses in recent years, and because the net operating losses in Japan have a relatively short carryforward period of seven to nine years, a limited number of years remain in the carryforward period. The first year of expiration of the remaining net operating losses in Japan would be 2014 for local taxes and 2016 for national taxes. Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available positive and negative evidence, it is more likely than not that such assets will not be realized. While the cumulative loss position and the remaining limited years in the carryforward period were significant negative evidence, there was positive evidence in the form of a history of taxable income and a history of utilizing assets before expiration, as well as the availability of tax strategies regarding the utilization of the deferred tax assets. However, based on the near term forecast at the end of the fiscal year ended March 31, 2011, including the anticipated impact of the Great East Japan Earthquake and the lesser weight provided to longer range forecasts when an entity is in a cumulative loss, Sony did not believe that the objectively verifiable positive evidence was sufficient to overcome the significant negative evidence of the cumulative loss. As the weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 362,316 million yen as of March 31, 2011.

The increase during the fiscal year ended March 31, 2012 was primarily due to the additional valuation allowances recorded on deferred tax assets in the U.S. and the U.K. and additional valuation allowances recorded in Japan for Sony Corporation and certain Japanese subsidiaries. As of March 31, 2012, Sony has concluded that with respect to Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group in the U.S., and Sony Europe Limited (“SEU”), a subsidiary in the U.K., the cumulative loss position was significant negative evidence that was difficult to overcome. There was positive evidence in the form of tax planning actions and strategies, the long carryforward periods for utilization, as well as a history of taxable income and utilization of assets before expiration. The tax planning strategies included changes in film amortization methods in the U.S. as described

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

above, the success of which depends on future forecasts of income. Notwithstanding this positive evidence, the weight given to evidence is commensurate with the extent to which it can be objectively verified. It is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 203,025 million yen for SAHI and its consolidated tax filing group in the U.S., and 20,694 million yen for SEU, as of March 31, 2012. Sony Corporation and its national tax filing group in Japan remain in a cumulative loss position as of March 31, 2012, as a result, during the fiscal year ended March 31, 2012, Sony recorded an additional valuation allowance against certain deferred tax assets at Sony Corporation and its national tax filing group in Japan. In addition, several Japanese subsidiaries are also in a cumulative loss position as of March 31, 2012 and, therefore, recorded valuation allowances of 32,631 million yen against their separate deferred tax assets for local tax purposes.

Prior to its acquisition, Sony Ericsson, principally due to its cumulative loss position, had a valuation allowance against deferred tax assets mainly in Sweden in the amount of 78,393 million yen, for which Sony reported the impact of the valuation allowance through its 50% equity interest in Sony Ericsson.

Net deferred tax assets (net of valuation allowance) are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2011	2012
Current assets — Deferred income taxes	133,059	36,769
Other assets — Deferred income taxes	300,702	100,460
Current liabilities — Other	(42,340)	(19,236)
Long-term liabilities — Deferred income taxes	(306,227)	(284,499)

Net deferred tax assets (liabilities)	85,194	(166,506)

As discussed in Note 2, deferred income taxes in other assets and net deferred tax assets as of March 31, 2011 have been revised, resulting in an increase of 61,115 million yen.

At March 31, 2012, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 1,043,693 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. (“SMEJ”) in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2012 for such temporary differences cannot be determined.

At March 31, 2012, Sony has operating loss carryforwards for tax purposes, the tax effect of which totaled 533,912 million yen, which will be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 125,537 million yen with no expiration period, substantially all of the total operating loss carryforwards expire at various periods between the fiscal years ending March 31, 2013 and 2021 and the remaining amounts expire in periods up to 20 years depending on the jurisdiction.

Tax credit carryforwards for tax purposes at March 31, 2012 amounted to 73,945 million yen. With the exception of 14,021 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 10 years.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2010	2011	2012
Balance at beginning of the fiscal year	276,627	229,228	225,120
Reductions for tax positions of prior years	(38,450)	(39,005)	(25,302)
Additions for tax positions of prior years	4,816	19,947	59,159
Additions based on tax positions related to the current year	10,873	41,201	44,307
Settlements	(5,921)	(1,478)	(4,046)
Lapse in statute of limitations	(1,506)	(7,770)	(3,807)
Foreign currency translation adjustments	(17,211)	(17,003)	(7,120)

Balance at end of the fiscal year	229,228	225,120	288,311

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	76,125	87,497	77,925

The major changes in the total gross amount of unrecognized tax benefit balances relate to the Bilateral Advance Pricing Agreements (“APAs”) filed for certain subsidiaries in the Consumer Products & Services, Professional, Device & Solutions and All Other segments with respect to their intercompany cross-border transactions. These APAs include agreements between Sony and two taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Sony reviews its estimated tax expense based on the progress made in these procedures and makes adjustments to its estimates as necessary. Because these are government to government negotiations, it is possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

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

During the fiscal year ended March 31, 2012, Sony reversed 1,336 million yen of interest expense and 333 million yen of penalties. At March 31, 2012, Sony had recorded liabilities of 13,187 million yen and 4,074 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months. Accordingly, Sony believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to 122,227 million yen within the next twelve months.

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2005 through 2011, and by the U.S. and other foreign taxing authorities for tax years from 1998 through 2011.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

22.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2010, 2011 and 2012 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Net loss attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(40,802)	(259,585)	(456,660)

	Thousands of shares
Weighted-average shares outstanding	1,003,520	1,003,559	1,003,578
Effect of dilutive securities:
Stock acquisition rights	—	—	—
Convertible bonds	—	—	—

Weighted-average shares for diluted EPS computation	1,003,520	1,003,559	1,003,578

	Yen
Basic EPS	(40.66)	(258.66)	(455.03)

Diluted EPS	(40.66)	(258.66)	(455.03)

Potential shares of common stock upon the exercise of stock acquisition rights and convertible bonds, which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2010, 2011 and 2012 were 17,600 thousand shares, 19,383 thousand shares and 22,417 thousand shares, respectively. All potential shares were excluded as anti-dilutive for those fiscal years ended March 31, 2010, 2011 and 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for those fiscal years.

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

Sony leases the headquarters building of its U.S. subsidiary from a VIE. At the end of the lease term which expires in December 2015, Sony has agreed to either renew the lease, purchase the building or remarket it to a third-party on behalf of the owner. Under the lease, Sony has provided a minimum guarantee to the VIE that if the sales price is less than 255 million U.S. dollars, Sony is obligated to make up the lesser of the shortfall or 214 million U.S. dollars. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIE’s economic performance, as well as the obligation to absorb the losses of the VIE due to the minimum guarantee. As a result, it has been determined that Sony is the primary beneficiary. Sony has not provided any additional support to the VIE other than its contractually obligated lease payments. Sony has the option to purchase the building at any time during the lease term for 255 million U.S. dollars. The debt held by the VIE is unsecured and there is no recourse to the creditors outside of Sony. The assets of the VIE are not available to settle the obligations of Sony. At March 31, 2012, the VIE had property, plant and equipment of 14,332 million yen and long-term debt of 20,991 million yen which were included in Sony’s consolidated balance sheets.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIEs’ economic performance, as well as the obligation to absorb the losses of theses VIEs as Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIEs become profitable. As a result, it has been determined that Sony is the primary beneficiary. The assets of these VIEs are not available to settle the obligations of Sony. On an aggregate basis, the total assets and liabilities for these VIEs at March 31, 2012 were 17,552 million yen and 7,918 million yen, respectively.

Sony’s U.S. based music publishing subsidiary is a joint venture with a third-party investor and has been determined to be a VIE. The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits as well as any acquisition of music publishing rights made by the joint venture. In addition, the third-party investor receives a guaranteed annual dividend of up to 17.5 million U.S. dollars through December 31, 2013. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIE’s economic performance, as well as the obligation to absorb the losses of the VIE due to its obligation to provide funding to the joint venture. As a result, it has been determined that Sony is the primary beneficiary. The assets of the music publishing subsidiary are not available to settle the obligations of Sony. At March 31, 2012, the assets and liabilities of the VIE that were included in Sony’s consolidated balance sheets were as follows:

Yen in millions
Assets:
Cash and cash equivalents	5,239
Account receivables, net	248
Other current assets	20,523
Property, plant and equipment, net	863
Intangibles, net	54,566
Goodwill	12,483
Other noncurrent assets	6,708

Total assets	100,630

Liabilities:
Accounts payable and accrued expenses	32,835
Other current liabilities	5,222
Other noncurrent liabilities	1,254

Total liabilities	39,311

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

In connection with the September 2010 refinancing of the debt obligations of the third-party investor in the music publishing subsidiary described above, Sony has issued a guarantee to a creditor of the third-party investor in which Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. The assets of the third-party investor that are being used as collateral were placed in a separate trust which is also a VIE in which Sony has significant variable interests. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

the activities of the trust. The assets held by the trust consist solely of the third-party investor’s 50% ownership interest in the music publishing subsidiary. At March 31, 2012, the fair value of the assets held by the trust exceeded 303 million U.S. dollars.

Sony’s subsidiary in the Pictures segment entered into a joint venture agreement with a VIE to acquire the international distribution rights, as defined, to 12 pictures. The subsidiary is required to distribute these pictures internationally, for contractually defined fees determined as percentages of gross receipts and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees, each as defined. The VIE was capitalized with total financing of 406 million U.S. dollars. Of this amount, 11 million U.S. dollars was contributed by the subsidiary, 95 million U.S. dollars was provided by unrelated third-party investors and the remaining funding was provided through a 300 million U.S. dollar bank credit facility. Under the agreement, the subsidiary’s 11 million U.S. dollars equity investment is the last equity to be repaid. Based on the factors above, it was previously determined that the subsidiary was the primary beneficiary as it had the power to direct the activities of the VIE and was projected to absorb a significant amount of the losses or residual returns of the VIE. As of March 31, 2009, the bank credit facility had been terminated and the third-party investors have been repaid their 95 million U.S. dollar investment. On May 11, 2009, the subsidiary repurchased from the VIE the international distribution rights to the 12 pictures and the VIE received a participation interest in these films on identical financial terms to those described above. As a result of repurchasing the international distribution rights from the VIE, Sony determined that the subsidiary was no longer the primary beneficiary as it no longer had the power to direct the activities of the VIE and was not projected to absorb a significant amount of the losses or residual returns of the VIE. No gain or loss was recognized by the subsidiary on the deconsolidation of the VIE. As of March 31, 2012, the subsidiary’s balance sheet includes no film costs related to the international distribution rights acquired from the VIE and 748 million yen of participation liabilities recorded within accounts payable, other and accrued expenses as well as other noncurrent liabilities due to the VIE. On April 11, 2012, the subsidiary acquired the VIE’s participation interest for 22 million U.S. dollars. As a result of this acquisition, the VIE no longer has any financial interest in these pictures.

Sony’s subsidiary in the Pictures segment entered into two separate production/co-financing agreements with VIEs to co-finance 19 films that were released over the 31 months ended July 31, 2008. The subsidiary received 565 million U.S. dollars over the term of the agreements to fund the production or acquisition cost of films (including fees and expenses). Under these agreements, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIEs share in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third-party participation and residual costs, each as defined. As the subsidiary did not have the power to direct the activities of these VIEs, the subsidiary is not the primary beneficiary of either of the VIEs. At March 31, 2012, there were no amounts recorded on the subsidiary’s balance sheet that related to either of the VIEs other than the investors’ earned but unpaid share of the films’ net profits, as defined.

Additionally, on January 19, 2007, the subsidiary entered into a third production/co-financing agreement with another VIE to co-finance a majority of the films submitted through March 2012. The subsidiary received a commitment from the VIE that it would fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). Under the agreement, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third-party participation and residual costs, each as defined. As the subsidiary did not have the power to direct the activities of the VIE, the subsidiary is not the primary beneficiary of the VIE. On December 16, 2011, the subsidiary and the VIE agreed to modify the production/co-financing agreement (the “Modification”). Per the Modification, the VIE paid the subsidiary 20 million U.S. dollars and transferred selected rights in the films financed prior to the Modification (the “Previously Financed Films”) to the subsidiary, including the VIE’s share in the net profits in the Previously Financed Films. In exchange, the subsidiary released the VIE from its obligation to finance future films and the VIE received a participation interest in the Previously Financed Films. As the subsidiary, after the Modification, continues to not have the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

power to direct the activities of the VIE, the subsidiary is not the primary beneficiary of the VIE. At March 31, 2012, there were no amounts recorded on the subsidiary’s balance sheet that related to the VIE other than the VIE’s participation interest in the Previously Financed Films.

In January 2010, Sony sold 90.0% of its interest in a Mexican subsidiary which primarily manufactured LCD televisions, as well as other assets including machinery and equipment of 4,520 million yen and inventories of 5,619 million yen, to a contract manufacturer. The continuing entity, which would perform this manufacturing going forward, is a VIE as it is thinly capitalized and dependent on funding from the parent entity. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities that most significantly impact the VIE’s economic performance nor does Sony have the obligation to absorb the losses of the VIE. In connection with the sale of Sony’s controlling interest in the subsidiary, Sony received 11,189 million yen and recorded a loss of 1,664 million yen during the fiscal year ended March 31, 2010. Concurrent with the sale, Sony entered into an agreement with the VIE and its parent company in which Sony agreed to purchase a significant share of the LCD televisions that Sony sells in certain markets, including the U.S. market. As of March 31, 2012, the amounts recorded on Sony’s consolidated balance sheets that relate to the VIE include receivables recorded within prepaid expenses and other current assets of 10,295 million yen and accounts payable, trade of 18,830 million yen. Sony’s maximum exposure to losses is considered insignificant.

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

As described in Note 25, in connection with the sale of the small- and medium-sized TFT LCD business, Sony will transfer to a third-party legal ownership of a certain subsidiary within the former small- and medium-sized TFT LCD business during the fiscal year ending March 31, 2013. As of March 31, 2012, this entity is a VIE. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate the entity after the sale as Sony does not have the power to direct the activities of the VIE nor does Sony have an obligation to absorb the losses or the right to receive the residual returns of this VIE. Sony’s maximum exposure to losses is considered insignificant.

24.	Acquisitions

(1)	Game Show Network acquisition

In April 2009, Sony sold a portion of its 50% ownership interest in GSN, which operates a U.S. cable network and online business, to the other investor in GSN, which resulted in cash proceeds of 8,831 million yen and a gain of 8,322 million yen for the fiscal year ended March 31, 2010. The gain was recorded in other operating (income) expense, net.

In March 2011, Sony acquired an additional 5% equity interest in GSN from the successor in interest to the other investor (the “Current Investor”) for 4,849 million yen, resulting in Sony owning a 40% equity interest in GSN. As part of the acquisition, Sony obtained a controlling interest in GSN, including the ability to appoint the majority of representatives on the GSN management committee, control over approval of the budget for GSN and control over the hiring, terminating, and setting compensation of the senior management of GSN. This acquisition will strengthen Sony’s presence in U.S. cable networks and Sony expects that it will allow GSN to further exploit and benefit from the light entertainment assets in the Pictures segment.

In addition to acquiring the additional 5% equity interest in GSN, Sony granted a put right to the Current Investor and received a call right from the Current Investor for an additional 18% equity interest in GSN. The put

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

right is exercisable during three windows starting on April 1 of 2012, 2013 and 2014 and lasting for 60 business days (each such period, a “Trigger Window”). In the event that GSN’s audited financial statements for the most recent completed calendar year are not available on April 1, the Trigger Window shall commence on the day when GSN’s audited financial statements are delivered to the Current Investor. As of May 31, 2012, GSN’s audited financial statements for the year ended December 31, 2011 have not been delivered to the Current Investor. The exercise price of the put is calculated using a formula based on an agreed upon multiple of the earnings of GSN with a minimum price of 234 million U.S. dollars and a maximum price of 288 million U.S. dollars. Sony’s call right is exercisable only if the put is not exercised, and may be exercised for 60 business days immediately after the last put window has expired. The exercise price of the call is calculated using the same formula as the put with a minimum price of 234 million U.S. dollars. A buy/sell provision also applies to the equity interests in GSN owned by Sony and the Current Investor and may be exercised annually for a 60 business day window beginning April 1, 2015.

Prior to the March 2011 acquisition, Sony’s interest in GSN was accounted for under the equity method of accounting. As a result of Sony obtaining a controlling interest in GSN, Sony consolidated GSN using the acquisition method of accounting and recorded the fair value of the identifiable assets, liabilities assumed, redeemable noncontrolling interest, noncontrolling interest and residual goodwill of GSN. In accordance with the accounting guidance for business combinations achieved in stages, Sony remeasured the 35% equity interest in GSN that it owned prior to the acquisition at a fair value of 33,940 million yen which resulted in the recognition of a gain of 26,991 million yen recorded in other operating (income) expense, net.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table summarizes the preliminary and final fair values assigned to the assets and liabilities of GSN that were recorded in the Pictures segment. Due to the fact that the acquisition closed in March 2011, certain areas of the purchase price allocation were not yet finalized as of the fiscal year ended March 31, 2011, including the fair value of certain tangible assets and liabilities acquired, the valuation of intangible assets acquired, income taxes and residual goodwill. The measurement period adjustments did not have a significant impact on Sony’s results of operations and financial position and, therefore, Sony has not retrospectively adjusted the consolidated financial statements.

	Yen in millions
	Acquired assets and liabilities recorded at fair value as of acquisition date (Preliminary)	Measurement period Adjustments	Acquired assets and liabilities recorded at fair value as of acquisition date (Final)
Cash and cash equivalents	4,039		4,039
Notes and accounts receivable, trade	3,089		3,089
Prepaid expenses and other current assets	395		395
Film costs	4,178		4,178
Property, plant and equipment	220		220
Intangibles	46,749	574	47,323
Goodwill	46,432	(527)	45,905
Other noncurrent assets	38		38

Total assets	105,140	47	105,187

Notes and accounts payable, trade	970		970
Accounts payable, other and accrued expenses	4,131		4,131
Other current liabilities	59		59
Other noncurrent liabilities	1,683	47	1,730

Total liabilities	6,843	47	6,890

Redeemable noncontrolling interest	18,779		18,779
Noncontrolling interest	40,728		40,728

Total	38,790		38,790

The portion of the noncontrolling interest that can be put to Sony is accounted for as redeemable securities because redemption is outside of Sony’s control. As such, the redeemable noncontrolling interest is reported in the mezzanine equity section in the consolidated balance sheets. The fair value of the noncontrolling interest was calculated using a combination of a discounted cash flow model and market comparables of similar transactions and companies. A lack of control discount was not applied in determining the fair value of the noncontrolling interest as the cash flows attributable to the noncontrolling interest holder are expected to be proportional to the cash flows attributable to the controlling interest holder.

No value was allocated to in-process research and development in this acquisition. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams and synergies with Sony’s existing assets and businesses, and is calculated as the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with this acquisition is included in the Pictures segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The intangible assets are comprised of the following:

	Yen in millions	Years
	Acquired intangibles recorded at fair value	Weighted-average amortization period
Intangibles subject to amortization
Television carriage agreements (broadcasting agreements)	33,698	20
Other	4,736	3
Intangible having an indefinite life
Trademarks	8,889	—

Total intangibles	47,323

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

(2)	Sony Ericsson acquisition

On February 15, 2012, Sony acquired Ericsson’s 50% equity interest in Sony Ericsson, resulting in Sony Ericsson becoming a wholly-owned subsidiary of Sony. The transaction also provided Sony with a broad intellectual property cross-licensing (“IP cross-licensing”) agreement and ownership of five essential patent families relating to wireless handset technology. The total consideration consisted of 107,174 million yen (1,050 million euros) of cash. The agreement with Ericsson also provided for contingent consideration depending on the level of certain specified costs. Based on the estimated level of the specified costs, no amounts were expected to be paid under this arrangement and therefore no amounts were recorded as additional consideration. This acquisition will integrate Sony Ericsson, renamed Sony Mobile, into Sony’s platform of network-connected consumer electronics products with the aim of accelerating convergence.

Prior to the acquisition, Sony’s interest in Sony Ericsson was accounted for under the equity method of accounting. As a result of Sony obtaining a controlling interest in Sony Ericsson, Sony consolidated Sony Ericsson using the acquisition method of accounting and recorded the fair value of the identifiable assets, liabilities assumed, noncontrolling interest and residual goodwill of Sony Ericsson. In accordance with the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

accounting guidance for business combinations achieved in stages, Sony remeasured the 50% equity interest in Sony Ericsson that it owned prior to the acquisition at a fair value of 71,449 million yen which resulted in the recognition of a gain of 102,331 million yen recorded in other operating (income) expense, net. Sony elected not to record a deferred tax liability corresponding to the difference between the financial reporting basis which was remeasured to fair value upon an acquisition of a controlling interest in a foreign entity and the tax basis in the previously held ownership interest. In addition, accumulated translation adjustments of 11,690 million yen remained as a component of accumulated other comprehensive income.

The following table summarizes the fair values assigned to the assets and liabilities of Sony Ericsson that were recorded in the Sony Mobile segment and the IP cross-licensing that was assigned to Corporate for segment reporting purposes.

Yen in millions
Acquired assets and liabilities recorded at fair value as of the acquisition date
Cash and cash equivalents	35,331
Notes and accounts receivable, trade	54,522
Inventories	54,095
Prepaid expenses and other current assets	28,618
Property, plant and equipment	18,075
Intangibles	123,097
Goodwill	128,522
Other noncurrent assets	22,463

Total assets	464,723
Notes and accounts payable, trade	66,522
Accounts payable, other and accrued expenses	61,467
Other current liabilities	136,938
Other noncurrent liabilities	7,126

Total liabilities	272,053
Noncontrolling interest	14,047

Total	178,623

No value was allocated to in-process research and development in this acquisition as no material amounts were identified; however, certain significant research and development activities were substantially completed as of the acquisition date and included within acquired intangible assets as developed technology. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams, increased market share particularly in emerging markets and the U.S., synergies with existing Sony assets and businesses and an assembled workforce, and is calculated as the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with this acquisition is included in the Sony Mobile segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The intangible assets are comprised of the following:

	Yen in millions	Years
	Acquired intangibles recorded at fair value	Weighted-average amortization period
Intangibles subject to amortization
IP cross-licensing	60,834	6
Developed technology	24,599	9
Customer relationships	19,597	14
Trademarks	14,086	7
Other	3,981	7

Total intangibles	123,097

The following unaudited supplemental pro forma financial information presents the combined results of operations of Sony and Sony Ericsson as though the acquisition had occurred as of the beginning of the fiscal year ended March 31, 2011:

	Yen in millions, except per share data
	Fiscal year ended March 31
	2011	2012
	(Unaudited)
Net sales	6,901,151	5,941,131
Operating income (loss)	231,895	(187,725)
Net loss attributable to Sony Corporation’s stockholders	(226,038)	(654,833)
Basic EPS	(225.24)	(652.50)
Diluted EPS	(225.24)	(652.50)

The unaudited supplemental pro forma financial information is based on estimates and assumptions, which Sony believes are reasonable and is not intended to represent or be indicative of what Sony’s consolidated net loss attributable to Sony Corporation’s stockholders would have been had the acquisition been completed at the beginning of the fiscal year ended March 31, 2011 and should not be taken as indicative of Sony’s future consolidated net loss attributable to Sony Corporation’s stockholders. The unaudited supplemental pro forma financial information includes:

•	the elimination of equity in net income (loss) and consolidation of Sony Ericsson;

•	the gain from remeasurement of the previously owned equity interest;

•	incremental intangible asset amortization, net of the related tax effects;

•	certain royalty adjustments; and

•	additional debt issuance costs and interest expense, incurred in connection with the acquisition.

(3)	Sony Semiconductor acquisition

On April 1, 2011, Sony Semiconductor Kyushu Corporation, a wholly-owned subsidiary of Sony Corporation, acquired from Toshiba Corporation (“Toshiba”) for 57,451 million yen semiconductor fabrication equipment and certain related assets. Sony Semiconductor Kyushu Corporation has subsequently changed its name to Sony Semiconductor Corporation, effective November 1, 2011. Sony’s goal in acquiring the assets is to further strengthen its production capacity for CMOS image sensors.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The assets were operated by Nagasaki Semiconductor Manufacturing Corporation (“NSM”), a joint venture among Toshiba, Sony Corporation and Sony Computer Entertainment Inc., a wholly-owned subsidiary of Sony Corporation. Subsequent to the acquisition, Sony entered into a three year sale and leaseback transaction regarding certain of the acquired machinery and equipment with its equity interest affiliate, SFI Leasing Company, Limited, and received proceeds of 50,537 million yen based on the amounts recorded at fair value in the acquisition. These transactions are included within other in the investing activities section of the consolidated statements of cash flows.

In connection with the acquisition, Toshiba and Sony terminated their NSM joint venture relationship. Sony also entered into a supply arrangement to manufacture and supply system LSIs to Toshiba for one year following the acquisition.

The following table summarizes the fair values assigned to the assets acquired at the acquisition date.

Yen in millions
Acquired assets recorded at fair value
Inventories	4,370
Other current assets	82
Machinery and equipment	51,083
Intangibles	1,223
Other noncurrent assets	693

Total	57,451

As the purchase price was fully allocated to identifiable tangible and intangible assets and no liabilities were assumed, there was no goodwill recorded as part of the acquisition. The unaudited supplemental pro forma results of operations have not been presented because the effect of the acquisition was not material.

(4)	Other acquisitions

During the fiscal year ended March 31, 2010, Sony completed acquisitions for total consideration of 17,616 million yen, of which 1,420 million yen was contingent consideration. The remaining consideration was paid primarily in cash. As a result of the acquisitions, Sony recorded 13,425 million yen of goodwill and 3,708 million yen of intangible assets. A portion of the contingent consideration was subsequently reversed into income during the fiscal year ended March 31, 2012 as it was determined that the operating targets that needed to be achieved for the contingent consideration to be paid would not be met. The reversal of the accrued contingent consideration resulted in income of 896 million yen which was recorded in other operating (income) expense, net in the consolidated statements of income for the fiscal year ended March 31, 2012.

During the fiscal year ended March 31, 2011, Sony completed other acquisitions for total consideration of 2,884 million yen which was paid primarily in cash and there was no material contingent consideration subject to future change. As a result of the acquisitions, Sony recorded 1,415 million yen of goodwill and 1,227 million yen of intangible assets.

During the fiscal year ended March 31, 2012, Sony completed other acquisitions for total consideration of 7,914 million yen which was paid primarily in cash and there was no material contingent consideration subject to future change. As a result of the acquisitions, Sony recorded 5,853 million yen of goodwill and 3,345 million yen of intangible assets.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

No significant amounts have been allocated to in-process research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of Sony Semiconductor and the other acquisitions, individually and in aggregate, were not material.

25.	Divestitures

(1)	HBO Latin America and HBO Central Europe

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

The above mentioned transactions and the other transactions which were not material individually and in aggregate were recorded in other operating (income) expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.

(2)	Small- and medium-sized TFT LCD business

In March 2012, Sony sold the small- and medium-sized TFT LCD business, which was included in the Professional, Device & Solutions segment, to Japan Display Inc. The sale proceeds are subject to the finalization of certain post-closing conditions and adjustments. In connection with the sale, Sony will transfer legal ownership of a certain subsidiary within the former small- and medium-sized TFT LCD business to Japan Display Inc. during the fiscal year ended March 31, 2013. As of March 31, 2012, this entity is a VIE, although Sony is not the primary beneficiary and therefore does not consolidate the entity after the sale. Refer to Note 23. During the fiscal year ended March 31, 2012, Sony recorded an impairment loss of 19,187 million yen in other operating (income) expense, net in the consolidated statements of income, as the disposal group was classified as held for sale and recorded at the lesser of carrying value or fair value. Following the sale, Sony purchased an equity interest in Japan Display Inc. which Sony accounts for under the cost method.

(3)	S-LCD Corporation

In the fiscal year ended March 31, 2012, Sony sold all of its shares of S-LCD, the LCD panel manufacturing joint venture. Refer to Note 5.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(4)	Chemical products business

During the fiscal year ended March 31, 2012, Sony entered into a memorandum of understanding with a third-party to sell the chemical products business, which is included in the Professional, Device & Solutions segment. Sony classified certain assets and liabilities related to the business as held for sale as of March 31, 2012, and anticipates completing the divestiture during the fiscal year ending March 31, 2013. No impairment loss was recognized as a result of the held for sale classification. The assets and liabilities held for sale are comprised of 14,756 million yen of current assets including accounts receivable and inventories, 29,182 million yen of goodwill, 19,028 million yen of other noncurrent assets including property, plant and equipment, 17,554 million yen of current liabilities including accounts payable and accrued expenses, and 2,657 million yen of noncurrent liabilities. The current and noncurrent assets and liabilities were reclassified to prepaid expenses and other current assets, other assets, other current liabilities and other liabilities in the consolidated balance sheets.

26.	Collaborative arrangements

Sony’s collaborative arrangements primarily relate to arrangements entered into, through a subsidiary in the Pictures segment, with one or more active participants to jointly finance, produce and/or distribute motion picture or television product under which both the subsidiary and the other active participants share in the risks and rewards of ownership. These arrangements are referred to as co-production and distribution arrangements.

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

For the years ended March 31, 2010, 2011 and 2012, 4,687 million yen, 4,866 million yen and 10,990 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants and 9,936 million yen, 10,244 million yen and 14,625 million yen, respectively, were recorded as net sales for amounts due from the other participants in these collaborative arrangements.

27.	Commitments, contingent liabilities and other

(1)	Commitments:

A.	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2012, the total unused portion of the lines of credit extended under these contracts was 20,051 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

B. Purchase commitments and other

Purchase commitments and other outstanding at March 31, 2012 amounted to 276,016 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2012, such commitments outstanding were 35,725 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within 5 years. As of March 31, 2012, these subsidiaries were committed to make payments under such contracts of 117,187 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly within 5 years. As of March 31, 2012, these subsidiaries were committed to make payments of 41,853 million yen under such long-term contracts.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions
2013	141,236
2014	55,209
2015	35,330
2016	23,281
2017	13,310
Later years	7,650

Total	276,016

In addition to the above, Sony has other commitments as follows:

On November 11, 2011, an investor group including Sony (collectively the “Group”) executed a definitive agreement with Citigroup, Inc. (“Citi”) whereby the Group will acquire EMI Music Publishing from Citi for total consideration of 2.2 billion U.S. dollars. The transaction is subject to certain closing conditions, including regulatory approvals. Upon the receipt of all necessary regulatory approvals and the resolution of all other closing conditions, Sony expects to invest approximately 325 million U.S. dollars and own approximately 38% of the newly formed entity that will ultimately acquire EMI Music Publishing from Citi, with an ability to increase the investment and ownership up to 40%.

During the fiscal year ended March 31, 2012, there was a receipt of an advance payment from a commercial customer. As a result, as of March 31, 2012, Sony recorded 15,173 million yen in other current liabilities and 35,404 million yen in other long-term liabilities based on anticipated delivery dates. The advance payment is subject to reimbursement under certain contingent conditions of the contract, including a downgrade of Sony’s credit rating by either S&P (lower than “BBB”) or Moody’s (lower than “Baa2”). The advance payment amounts will be reduced at the time of future product sales to the commercial customer.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Contingent liabilities:

Sony had contingent liabilities, including guarantees given in the ordinary course of business, which amounted to 78,743 million yen at March 31, 2012. The major components of these contingent liabilities are as follows:

As discussed in Note 23, Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. At March 31, 2012, the fair value of the collateral exceeded 303 million U.S. dollars.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business. Sony understands that the DOJ and one agency outside the United States are investigating competition in the secondary batteries market. Based on the current stage of the proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of this matter.

Beginning earlier in 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of May 31, 2012, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from the cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business. Sony understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives. Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the current stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony currently believes that the outcome of such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

(3)	Redeemable noncontrolling interest:

As discussed in Note 24, in connection with the GSN transaction, Sony granted a put right to the Current Investor for an additional 18% interest in GSN. The put right is exercisable during three windows starting on April 1 of 2012, 2013 and 2014 and lasting for 60 business days (each such period, a “Trigger Window”). In the event that GSN’s audited financial statements for the most recently completed calendar year are not available on

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

April 1, the Trigger Window will commence on the day when the GSN audited financial statements are delivered to the Current Investor. As of May 31, 2012, GSN’s audited financial statements for the year ended December 31, 2011 have not been delivered to the Current Investor. The exercise price of the put is calculated using a formula based on an agreed upon multiple of the earnings of GSN with a minimum price of 234 million U.S. dollars and a maximum price of 288 million U.S. dollars. The portion of the noncontrolling interest that can be put to Sony is accounted for as redeemable securities because redemption is outside of Sony’s control and is reported in the mezzanine equity section in the consolidated balance sheets at March 31, 2012.

(4)	Product warranty liabilities:

The changes in product warranty liability for the fiscal years ended March 31, 2010, 2011 and 2012 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Balance at beginning of the fiscal year	57,922	50,856	54,940
Additional liabilities for warranties	46,686	48,610	60,073
Settlements (in cash or in kind)	(45,218)	(36,537)	(39,954)
Changes in estimate for pre-existing warranty reserve	(7,649)	(4,802)	(4,397)
Translation adjustment	(885)	(3,187)	(2,802)

Balance at end of the fiscal year	50,856	54,940	67,860

28.	Business segment information

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

Sony realigned its reportable segments from the first quarter of the fiscal year ended March 31, 2012, to reflect modifications to the organizational structure as of April 1, 2011, primarily repositioning the operations of the previously reported Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments. In connection with this realignment, the operations of the former CPD and NPS segments are included in two newly established segments, namely the Consumer Products & Services (“CPS”) segment and the Professional, Device & Solutions (“PDS”) segment.

The CPS segment includes televisions, home audio and video, digital imaging, personal and mobile products, and the game business. The equity results of S-LCD are also included within the CPS segment. The PDS segment includes professional solutions, semiconductors and components. The Pictures segment is engaged in the development, production and acquisition, manufacture, marketing, distribution and broadcasting of image-based software, including motion picture, home entertainment and television products. The Music segment includes SME, SMEJ and a 50% owned U.S. based joint venture in the music publishing business, Sony/ATV Music Publishing LLC. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market, a credit financing business and a bank business in Japan. On February 15, 2012, Sony acquired Ericsson’s 50% equity interest in Sony Ericsson, which changed its name to Sony Mobile Communications upon becoming a wholly-owned subsidiary of Sony. Accordingly, the Sony Ericsson segment that had been presented as a separate segment was renamed the Sony Mobile segment in the fourth quarter. The Sony Mobile segment includes Sony’s equity in net income (loss) of Sony Ericsson through

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

February 15, 2012 and sales, operating revenue and operating income (loss) from February 16, 2012 through March 31, 2012, as well as a gain of 102,331 million yen recorded on the remeasurement of Sony’s 50% equity interest in Sony Ericsson at fair value upon obtaining control through the acquisition of Ericsson’s 50% equity interest in Sony Ericsson. Refer to Note 24. All Other consists of various operating activities, including a mobile phone OEM business in Japan, So-net Entertainment Corporation, an Internet-related service business subsidiary operating mainly in Japan and the disc manufacturing business. Sony’s products and services are generally unique to a single operating segment. In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current fiscal year’s presentation.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Sales and operating revenue:
Consumer Products & Services —
Customers	3,638,137	3,771,610	3,061,214
Intersegment	74,228	78,223	75,543

Total	3,712,365	3,849,833	3,136,757
Professional, Device & Solutions —
Customers	1,080,984	1,066,574	967,603
Intersegment	438,002	436,690	346,168

Total	1,518,986	1,503,264	1,313,771
Pictures —
Customers	705,237	599,654	656,097
Intersegment	—	312	1,624

Total	705,237	599,966	657,721
Music —
Customers	511,097	457,771	430,751
Intersegment	11,519	12,972	12,038

Total	522,616	470,743	442,789
Financial Services —
Customers	838,300	798,495	868,971
Intersegment	13,096	8,031	2,924

Total	851,396	806,526	871,895
Sony Mobile —
Customers	—	—	77,732
Intersegment	—	—	—

Total	—	—	77,732
All Other —
Customers	379,862	377,822	378,071
Intersegment	80,904	70,004	64,598

Total	460,766	447,826	442,669
Corporate and elimination	(557,368)	(496,885)	(450,122)

Consolidated total	7,213,998	7,181,273	6,493,212

CPS intersegment amounts primarily consist of transactions with All Other.

PDS intersegment amounts primarily consist of transactions with the CPS segment.

The Sony Mobile segment includes sales and operating revenue from February 16, 2012 through March 31, 2012.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the CPS segment.

Corporate and elimination includes certain brand and patent royalty income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Operating income (loss):
Consumer Products & Services	(101,403)	10,817	(229,807)
Professional, Device & Solutions	(35,435)	27,650	(20,194)
Pictures	42,814	38,669	34,130
Music	36,513	38,927	36,887
Financial Services	162,492	118,818	131,421
Sony Mobile	(34,514)	4,155	31,407
All Other	(4,976)	7,116	(3,546)

Total	65,491	246,152	(19,702)
Corporate and elimination	(33,719)	(46,331)	(47,573)

Consolidated operating income (loss)	31,772	199,821	(67,275)
Other income	43,834	44,966	23,478
Other expenses	(48,694)	(39,774)	(39,389)

Consolidated income (loss) before income taxes	26,912	205,013	(83,186)

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

The Sony Mobile segment includes Sony’s equity in net loss for Sony Ericsson of 57,680 million yen through February 15, 2012 and the operating income (loss) from February 16, 2012 through March 31, 2012, as well as a gain of 102,331 million yen recorded on the remeasurement of Sony’s 50% equity interest in Sony Ericsson at fair value upon obtaining control through the acquisition of Ericsson’s 50% equity interest in Sony Ericsson.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Ericsson at the time of the Sony Mobile acquisition, which are not allocated to segments.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Equity in net income (loss) of affiliated companies:
Consumer Products & Services	387	7,214	(64,078)
Professional, Device & Solutions	(1,034)	(130)	(198)
Pictures	4,347	2,483	(516)
Music	(80)	(265)	(372)
Financial Services	(1,345)	(1,961)	(1,252)
Sony Mobile	(34,514)	4,155	(57,680)
All Other	2,004	2,566	2,399

Consolidated total	(30,235)	14,062	(121,697)

Depreciation and amortization:
Consumer Products & Services	100,710	68,579	69,717
Professional, Device & Solutions	142,411	122,057	124,956
Pictures	8,427	7,996	10,825
Music	13,427	12,166	10,789
Financial Services, including deferred insurance acquisition costs	56,531	62,077	56,322
Sony Mobile	—	—	869
All Other	22,452	20,805	16,656

Total	343,958	293,680	290,134
Corporate	27,046	31,686	29,460

Consolidated total	371,004	325,366	319,594

The Sony Mobile segment includes Sony’s equity in net income (loss) in Sony Ericsson through February 15, 2012 and the equity in net income (loss) of Sony Mobile from February 16, 2012 through March 31, 2012.

The Sony Mobile segment includes the depreciation and amortization from February 16, 2012 through March 31, 2012.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table includes a breakdown of sales and operating revenue to external customers by product category in the CPS and PDS segments. The CPS and PDS segments are each managed as a single operating segment by Sony’s management.

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Sales and operating revenue:
Consumer Products & Services
Televisions	1,005,773	1,200,491	840,359
Home Audio and Video	302,678	285,297	241,885
Digital Imaging	664,502	642,570	497,957
Personal and Mobile Products	809,369	828,375	722,301
Game	840,711	798,405	744,285
Other	15,104	16,472	14,427

Total	3,638,137	3,771,610	3,061,214
Professional, Device & Solutions
Professional Solutions	295,360	287,394	280,645
Semiconductors	299,715	358,396	375,891
Components	476,097	410,090	297,108
Other	9,812	10,694	13,959

Total	1,080,984	1,066,574	967,603
Pictures	705,237	599,654	656,097
Music	511,097	457,771	430,751
Financial Services	838,300	798,495	868,971
Sony Mobile	—	—	77,732
All Other	379,862	377,822	378,071
Corporate	60,381	109,347	52,773

Consolidated total	7,213,998	7,181,273	6,493,212

The Sony Mobile segment includes sales and operating revenue from February 16, 2012 through March 31, 2012.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Geographic Information:

Sales and operating revenue attributed to countries based on location of external customers for the fiscal years ended March 31, 2010, 2011 and 2012 and property, plant and equipment, net as of March 31, 2011 and 2012 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Sales and operating revenue:
Japan	2,099,297	2,152,552	2,104,669
United States	1,595,016	1,443,693	1,211,849
Europe	1,644,698	1,539,432	1,268,258
China	485,512	562,048	495,101
Asia-Pacific	708,061	726,364	636,489
Other Areas	681,414	757,184	776,846

Total	7,213,998	7,181,273	6,493,212

	Yen in millions
	March 31
	2011	2012
Property, plant and equipment, net:
Japan	684,031	699,647
United States	95,157	82,914
Europe	39,602	55,192
China	39,936	39,388
Asia-Pacific	46,894	37,060
Other Areas	19,248	16,797

Total	924,868	930,998

Geographic information for the fiscal years ended March 31, 2010 and 2011 in the tables above has been restated to reflect the change in geographic classification.

Major areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue and property, plant and equipment, net included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate as arms-length transactions.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2010, 2011 and 2012.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Balance at beginning of period	Additions charged to costs and expenses	Deductions (Note 1)	Other (Note 2)	Balance at end of period
Fiscal year ended March 31, 2010:
Allowance for doubtful accounts and sales returns	110,383	59,987	(61,577)	(4,318)	104,475

Fiscal year ended March 31, 2011:
Allowance for doubtful accounts and sales returns	104,475	50,345	(55,106)	(9,183)	90,531

Fiscal year ended March 31, 2012:
Allowance for doubtful accounts and sales returns	90,531	33,441	(49,509)	(3,454)	71,009

Notes:

1.	Reversal including amounts written off.

2.	Translation adjustment.

	Balance at beginning of period (Note 1)	Additions (Note 2)	Deductions	Other (Note 3)	Balance at end of period (Note 1)
Fiscal year ended March 31, 2010:
Valuation allowance — Deferred tax assets	120,512	48,372	(40,210)	(2,421)	126,253

Fiscal year ended March 31, 2011:
Valuation allowance — Deferred tax assets	126,253	381,837	(28,736)	(5,641)	473,713

Fiscal year ended March 31, 2012:
Valuation allowance — Deferred tax assets	473,713	469,788	(22,904)	(52,364)	868,233

Note:

1.	As discussed in Note 21 of the consolidated financial statements, the presentation of deferred income taxes in the consolidated balance sheets have been revised to conform with the presentation as of March 31, 2012, which impacted the presentation of the valuation allowance for the previous fiscal years.

2.	Including a valuation allowance against deferred tax assets which Sony Ericsson had prior to its acquisition during the fiscal year ended March 31, 2012. Refer to Note 21 of the consolidated financial statements.

3.	Translation adjustment and the effect of changes in statutory tax rate.

SONY MOBILE COMMUNICATIONS

Consolidated Financial Statements of Sony Mobile Communications AB

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

SONY MOBILE COMMUNICATIONS

SONY MOBILE COMMUNICATIONS

Consolidated Income Statements

January 1 - December 31, TEUR

	Notes	2011	2010	2009
Net sales	C2	5,212,295	6,293,782	6,788,152

Cost of sales		(3,734,983)	(4,440,285)	(5,781,797)

GROSS PROFIT		1,477,312	1,853,497	1,006,355

Selling expenses		(510,761)	(479,150)	(583,412)
General and Administration expenses	C24	(389,211)	(413,474)	(442,543)
Research and Development expenses		(815,014)	(839,570)	(1,045,784)
Other operating revenues	C3	31,781	38,181	48,053
Other operating expenses	C3	(135)	—	(523)

OPERATING PROFIT (LOSS)	C6,C7,C15 C16,C22,C23	(206,028)	159,484	(1,017,854)
Interest income and similiar profit items	C4	18,990	17,798	21,324
Interest expense and similiar loss items	C4	(55,854)	(29,981)	(46,146)

NET PROFIT (LOSS) BEFORE TAXES		(242,892)	147,301	(1,042,676)

Income taxes for the year	C5	18,859	(48,326)	235,569

Minority interest		(23,127)	(8,508)	(28,720)

NET PROFIT (LOSS) FOR THE YEAR		(247,160)	90,468	(835,827)

SONY MOBILE COMMUNICATIONS

Consolidated Balance Sheets

December 31, TEUR

	Notes	2011	2010
ASSETS
Non-current assets
Intangible assets	C6	75,495	12,211
Tangible assets	C7	157,306	135,334
Financial assets	C8	889,201	655,868
Total non-current assets		1,122,002	803,413
Current assets
Inventories	C9	446,732	460,357
Accounts receivable	C10	691,862	835,949
Other current assets	C11	379,999	295,046
Other short-term cash investments	C12	270,443	276,168
Cash and bank		171,600	328,516
Total current assets		1,960,636	2,196,036
Total assets		3,082,638	2,999,449
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	C13
Restricted equity
Share capital		100,000	100,000
Restricted reserves		479,752	467,998
Total restricted equity		579,752	567,998
Unrestricted equity
Non-restricted reserves		(23,282)	(126,741)
Net profit (loss) for the year		(247,160)	90,468
Total unrestricted equity		(270,442)	(36,273)
Total equity		309,310	531,725
Minority interest		58,098	42,286

Provisions
Post-employment benefits	C16	35,699	24,466
Other provisions	C14	449,358	391,370
Total provisions		485,057	415,836
LIABILITIES
Long-term liabilities
Liabilities to financial institutions	C17,C26	—	100,000
Other long-term liabilities	C17	8,649	7,838
Total long-term liabilities		8,649	107,838
Current liabilities
Liabilities to financial institutions	C26	745,427	133,081
Advances from customers		7,419	2,668
Accounts payable		675,336	768,747
Income tax liabilities		36,830	51,751
Other current liabilities	C18	756,512	945,517
Total current liabilities		2,221,524	1,901,764
Total shareholders’ equity and liabilities		3,082,638	2,999,449
Assets pledged as collateral	C19	160	27
Contingent liabilities	C20	8,383	3,603

SONY MOBILE COMMUNICATIONS

Consolidated Cash Flow

January 1 - December 31, TEUR

	Notes	2011	2010	2009
OPERATING ACTIVITIES
Net profit (loss) for the year		(247,160)	90,468	(835,827)
Depreciation		71,725	76,452	105,760
Adjustment to reconcile net income to cash	C21	(130,896)	(231,527)	(217,828)
		(306,331)	(64,607)	(947,895)
Change in inventories		7,790	(75,724)	171,563
Change in accounts receivable		141,757	56,990	812,827
Change in other receivables		(79,209)	98,095	226,105
Change in accounts payable		(103,761)	(142,732)	(133,490)
Change in other liabilities		(197,906)	(119,227)	(456,846)
Cash flow from operating activities		(537,660)	(247,205)	(327,736)
INVESTING ACTIVITIES
Investments in intangible assets		(45,416)	(4,685)	(4,247)
Sales of intangible assets		130	144	164
Investments in tangible assets		(81,610)	(57,059)	(54,379)
Sales of tangible assets		2,180	22,142	6,975
Change in temporary investments		—	35,000	(35,000)
Cash flow from investing activities		(124,716)	(4,458)	(86,487)
FINANCING ACTIVITIES
Borrowing		1,457,674	560,463	260,428
Repayment of debt		(953,334)	(597,683)	(53,919)
Dividend to minority		(8,442)	(22,693)	(35,603)
Cash flow from financing activities		495,898	(59,913)	170,906
Net change in cash		(166,478)	(311,576)	(243,317)
Cash, beginning of period		604,684	878,119	1,124,877
Translation difference in Cash		3,838	38,141	(3,441)
Cash, end of period		442,044	604,684	878,119

SONY MOBILE COMMUNICATIONS

Notes to the Consolidated Financial Statements

SONY MOBILE COMMUNICATIONS

C1.    Accounting Principles

The consolidated financial statements of Sony Mobile Communications AB and its subsidiaries are prepared in accordance with accounting principles generally accepted in Sweden, applying the Swedish Annual Accounts Act (ÅRL), the Swedish Accounting Standards Board’s recommendations (Bokföringsnämnden, BFN) and the Recommendation of the Swedish Financial Accounting Standards Council, RR 29 Remunerations to employees. The accounting principles are unchanged since last year. Figures in parentheses in the disclosures refer to 2010.

During 2011 Sony Mobile Communications was a joint venture between Sony Corporation (“Sony”) and Telefonaktiebolaget LM Ericsson (“Ericsson”). In October 2011, Sony agreed with Ericsson to acquire Ericsson’s 50 percent equity interest in Sony Mobile Communications, making the joint venture a wholly-owned subsidiary of Sony. The equity transaction was completed in February 2012 and the company’s name was changed from Sony Ericsson Mobile Communications AB to Sony Mobile Communications AB.

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

Translation of financial statements in foreign currency

Sony Mobile Communications’ results are presented in EUR which is the reporting currency and the functional currency of the parent company. The group has sales and cost of sales in a large number of currencies. For all companies, including subsidiary companies, the functional (business) currency is the currency in which the companies primarily generate and expend cash. Their financial statements plus goodwill related to such companies are translated to EUR by translating assets and liabilities at the closing rate on the balance sheet day and income statement items at average exchange rates, during the year, with translation adjustments reported directly in consolidated equity.

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

SONY MOBILE COMMUNICATIONS

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

Tooling

Tooling owned by Sony Mobile Communications but used in its manufacturing partners operations is capitalized and amortized over the useful life of the tools.

Financial assets

Financial assets that are intended for long-term holding are accounted at acquisition value and impairment is made if a permanent decrease in the value can be stated. These assets include strategic long-term investments in private companies over which Sony Mobile Communications does not have the ability to exercise significant influence.

SONY MOBILE COMMUNICATIONS

Impairment test of assets

Impairment tests are performed on a regular basis whenever there is an indication of possible impairment. An impairment loss is determined based on the amount by which the carrying value exceeds the fair value of those assets.

Leases

Leases on terms in which Sony Mobile Communications assumes substantially all the risks and rewards of ownership are classified as finance leases, i.e. the leased object is recognized as a non-current asset and the future obligations for lease payments are recognized as current and non-current liabilities in the Balance Sheet. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset, although the depreciation period would not exceed the lease term.

Leasing agreements which are not classified as financial leases are classified as operational leases, and the leased assets under such contracts are not recognized in the balance sheet. Costs under operating leases are recognized in the Income Statement on a straight-line base over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease. Sony Mobile Communications has not identified any material financial leases for the reported periods.

Income tax

Reported income tax includes tax, which is to be paid or received, regarding the current year, adjustments concerning the previous years’ current taxes and changes in deferred taxes.

All income tax liabilities and receivables are valued at their nominal amount according to the tax regulations and are measured at the tax rate that is expected to be applied to the temporary differences when they are reversed, based on the tax laws that have been enacted or substantively enacted by the reporting date. An adjustment of deferred tax asset/liability balances due to a change in the tax rate is recognized in the income statement unless it relates to a temporary difference earlier recognized directly in equity, in which case the adjustment is also recognized in equity.

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

Deferred tax assets are recognized to the extent that is likely that future taxable profit will be available, against which the temporary difference can be utilized.

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

SONY MOBILE COMMUNICATIONS

Inventories

Inventories, which include the cost of materials, labor and overheads, are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis. Risk of obsolescence has been measured by estimating market value based on future customer demand and customer acceptance of new products.

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

SONY MOBILE COMMUNICATIONS

The principle described above for defined benefit plans is applied in the consolidated financial statements. The Parent Company has pension commitments in Sweden for white collar workers secured through an insurance solution with the insurance company Alecta. According to a statement issued by the Swedish Financial Reporting Board (UFR 3), this constitutes a multi-employer plan and should be accounted for as a defined benefit plan, as prescribed in RR 29 and UFR 6. Alecta cannot, however, provide the information required for the accounting of a defined benefit plan, as described in UFR 6. The Alecta plan is therefore accounted for as a defined contribution plan as prescribed in UFR6.

Contingent liabilities

The Group records a Contingent liability when there is a possible obligation arising from past events, and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity. Contingent liabilities are also reported when there is a present obligation arising from past events but are not recognized, as it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or when the amount of the obligation cannot be measured with sufficient reliability.

Statement of Cash Flow

Foreign subsidiaries’ transactions are translated at the average exchange rate of the period. Subsidiaries purchased and/or sold, net of cash acquired/sold, are reported as cash flow from investment activities and do not affect reported cash flow from operations. Cash and cash equivalents consist of cash and bank and short term cash investments with a maturity less than three months. Bank deposits with an initial maturity over three months are not included in cash and cash equivalents. The statement of Cash Flow for 2009, 2010 and 2011 complies with International Accounting Standards (IAS) No. 7.

Related party transactions

Transactions and balances related to Sony and Ericsson are classified as external items.

Disposition of earnings

Each year the Board of Directors assesses the parent company and the group’s results and financial position in order to determine the appropriate disposition of earnings. This disposition, including any payment of dividends, is based on a number of factors including: the latest profit and loss account, the parent company’s equity, the parent company’s and the group’s cash flows, the equity ratio and liquidity of the parent company and the group after the proposed dividend in relation to the industry standards in which the parent company and the group conducts its business, and both the parent company’s and the group’s ability to fulfill both their short and long-term obligations. The Board of Directors resolved that the accumulated deficit, EUR -327,246,174, whereof net loss for the year EUR -215,631,869, will be carried forward.

C2.    Net sales by market area

	2011	2010	2009
Europe, Middle East & Africa	1,970,358	3,218,638	3,744,278
Americas	664,495	851,203	849,577
Asia Pacific	2,577,442	2,223,941	2,194,297

Total	5,212,295	6,293,782	6,788,152

SONY MOBILE COMMUNICATIONS

C3.    Other operating revenues and other operating expenses

	2011	2010	2009
Other operating revenues
Gains on sales of intangible and tangible assets	231	4,731	146
Commissions, license fees and other operating	31,550	33,450	47,907

Total other operating revenues	31,781	38,181	48,053
Other operating expenses
Losses on sales of intangible and tangible assets	(135)	—	(523)

Total other operating expenses	(135)	—	(523)

C4.    Financial income and expenses

	2011	2010	2009
Interest income and similar profit items
Interest income external	14,631	13,498	16,909
Foreign exchange gains	3,193	1,824	2,363
Other financial income	1,166	2,477	2,052

Total	18,990	17,798	21,324
Interest expense and similar loss items
Interest expenses external	(45,568)	(25,820)	(36,264)
Foreign exchange losses	(7,065)	(1,935)	(2,954)
Other financial expenses	(3,221)	(2,226)	(6,929)

Total	(55,854)	(29,981)	(46,146)
Financial Net	(36,864)	(12,183)	(24,822)

C5.    Taxes

Income statement

The following items are included in income taxes for the year:

	2011	2010	2009
Current income taxes for the period	(205,993)	(79,657)	(32,075)
Deferred tax income/ (-expense) related to temporary differences and tax loss carry forwards	224,852	31,331	267,645

Income taxes for the period	18,859	(48,326)	235,569

SONY MOBILE COMMUNICATIONS

A reconciliation between actual tax income (-expense) for the year and the theoretical tax income (-expense) that would arise when applying statutory tax rate in Sweden, 26.3% on income before taxes is shown in the table:

	2011	2010	2009
Income before taxes	(242,892)	147,301	(1,042,676)
Tax rate in Sweden, 26.3%	63,881	(38,740)	273,653
Effect of foreign tax rates	(14,517)	(10,974)	(8,938)
Current income taxes related to prior years	(16,221)	(79)	(7,640)
Tax effect of expenses that are non deductible for tax purpose	(19,884)	(12,336)	(16,942)
Tax effect of income that are non-taxable for tax purpose	7,830	13,024	3,619
Tax effect of changes in tax rates	(2,230)	779	(7,923)
Change in valuation allowance	—	—	(260)

Income taxes for the year	18,859	(48,326)	235,569

Balance sheet

Tax effect of temporary differences, including tax loss carry forward, has resulted in deferred tax assets as follows:

	2011	2010
Deferred tax assets	853,276	628,687

Deferred tax assets relate to temporary differences due to certain provisions such as warranty and scrap liabilities and tax losses carry forwards. Deferred tax assets are amounts recognized in countries where we expect to be able to generate corresponding taxable income in the future to benefit from tax reductions.

TEUR 694,376 (TEUR 460,650) of the deferred tax assets refers to tax loss carry-forwards and has been tested against future earning capacity. The deferred tax asset is valued at the full amount, given that the company believes that there are strong indications that future taxable profits will be available. These indicators include the future business plan and expected effects from the change in ownership. The value of the future taxable profits may differ with regard to future business environment and earnings capacity or changes in tax law.

The vast majority of the tax loss carry-forwards are related to countries with long or indefinite periods of utilization, mainly Sweden where there is no limitation in time regarding tax loss carry forward.

SONY MOBILE COMMUNICATIONS

C6.    Intangible assets

2011	Licenses, software trademarks and similar rights	Patents	Total
Accumulated acquisition costs
Opening balance January 1	111,244	3,978	115,222
Acquisitions	45,416	—	45,416
Sales/disposals	(14,668)	—	(14,668)
Translation difference for the year	3,287	—	3,287
Reclassification from other non current assets	24,480	—	24,480

Closing balance December 31	169,759	3,978	173,737

Accumulated depreciation
Opening balance January 1	(99,033)	(3,978)	(103,011)
Depreciation	(6,705)	—	(6,705)
Sales/disposals	14,538	—	14,538
Translation difference for the year	(3,064)	—	(3,064)

Closing balance December 31	(94,264)	(3,978)	(98,242)
Net carrying value	75,495	—	75,495

2010	Licenses, software trademarks and similar rights	Patents	Total
Accumulated acquisition costs
Opening balance January 1	130,979	3,978	134,957
Acquisitions	4,685	—	4,685
Sales/disposals	(32,866)	—	(32,866)
Translation difference for the year	8,446	—	8,446

Closing balance December 31	111,244	3,978	115,222

Accumulated depreciation
Opening balance January 1	(114,372)	(3,978)	(118,350)
Depreciation	(10,248)	—	(10,248)
Sales/disposals	32,722	—	32,722
Translation difference for the year	(7,135)	—	(7,135)

Closing balance December 31	(99,033)	(3,978)	(103,011)
Net carrying value	12,211	—	12,211

SONY MOBILE COMMUNICATIONS

C7.    Tangible assets

2011	Land and buildings	Machinery	Other equipment	Total
Accumulated acquisition costs
Opening balance January 1	57,425	143,980	432,209	633,614
Acquisitions	5,767	26,898	48,945	81,610
Sales/disposals	(150)	(8,750)	(24,639)	(33,539)
Translation difference for the year	3,571	10,191	21,812	35,573

Closing balance December 31	66,613	172,319	478,327	717,258

Accumulated depreciation
Opening balance January 1	(17,952)	(96,480)	(364,704)	(479,136)
Depreciation	(7,154)	(18,632)	(39,234)	(65,020)
Sales/disposals	138	8,239	22,725	31,102
Translation difference for the year	(1,570)	(6,438)	(19,425)	(27,433)

Closing balance December 31	(26,538)	(113,311)	(400,638)	(540,487)

Accumulated revaluations
Opening balance January 1	(11,051)	(4,752)	(3,342)	(19,145)
Write down	—	(24)	(94)	(118)
Sales/disposal	—	353	—	353
Translation difference for the year	(154)	(402)	—	(556)

Closing balance December 31	(11,205)	(4,825)	(3,436)	(19,465)
Net carrying value	28,870	54,183	74,253	157,306

2010	Land and buildings	Machinery	Other equipment	Total
Accumulated acquisition costs
Opening balance January 1	53,911	149,756	399,631	603,298
Acquisitions	7,045	11,816	38,198	57,059
Sales/disposals	(8,392)	(29,530)	(54,555)	(92,477)
Translation difference for the year	4,861	11,938	48,935	65,734

Closing balance December 31	57,425	143,980	432,209	633,614

Accumulated depreciation
Opening balance January 1	(14,290)	(94,395)	(322,829)	(431,514)
Depreciation	(6,977)	(18,696)	(40,531)	(66,204)
Sales/disposals	4,690	25,518	40,926	71,134
Translation difference for the year	(1,374)	(8,906)	(42,270)	(52,550)

Closing balance December 31	(17,952)	(96,480)	(364,704)	(479,136)

Accumulated revaluations
Opening balance January 1	(10,139)	(8,846)	(3,124)	(22,109)
Write down	—	(2,180)	(399)	(2,578)
Sales/disposal	—	3,742	191	3,933
Translation difference for the year	(912)	2,532	(10)	1,609

Closing balance December 31	(11,051)	(4,752)	(3,342)	(19,145)
Net carrying value	28,423	42,748	64,163	135,334

SONY MOBILE COMMUNICATIONS

C8.    Financial assets

	2011	2010
Deferred tax assets	853,276	628,687
Other non-current assets	35,925	27,181

Total	889,201	655,868

The main part of other non-current assets is a non-current tax receivable. Previous year the main part of other non-current assets was prepaid licenses. The prepaid licenses have been reclassified as intangible assets.

C9.    Inventory

	2011	2010
Raw material and manufacturing work in process	267,758	230,610
Finished products and goods for resale	178,974	229,747

Inventories, net	446,732	460,357

Reported amounts are net of obsolescence reserves by TEUR 81,646 (TEUR 64,219).

C10.    Accounts receivable

	2011	2010
Commercial receivables	702,628	857,245
Provision for doubtful debts	(10,766)	(21,296)

Total	691,862	835,949

Provisions for doubtful debts have been estimated based on commercial risk evaluations and existing credit insurance agreements have been considered.

C11.    Other current assets

	2011	2010
Prepaid expenses	34,025	54,323
Current tax assets	35,520	44,579
Prepaid tooling	12,363	5,675
VAT receivables	76,194	72,042
Other receivables	221,897	118,427

Total	379,999	295,046

C12.    Short term cash investments

	2011	2010
Net book value	270,443	276,168
Market value	270,443	276,168

Short term cash investments are held in money-market funds.

SONY MOBILE COMMUNICATIONS

C13.    Shareholders’ equity

	Share capital	Restricted reserves	Non- restricted reserves and net profit/loss for the year	Total shareholders’ equity
Shareholder’s equity December 31, 2009	100,000	442,576	(161,536)	381,040
Changes in cumulative translation adjustments	—	25,266	26,514	51,780
Fair value reserve	—	—	8,437	8,437
Transfer between non-restricted and restricted reserves	—	156	(156)	—
Net income for the year	—	—	90,468	90,468

Shareholder’s equity December 31, 2010	100,000	467,998	(36,273)	531,725
Changes in cumulative translation adjustments	—	11,737	6,386	18,123
Fair value reserve	—	—	6,622	6,622
Transfer between non-restricted and restricted reserves	—	17	(17)	—
Net income for the year	—	—	(247,160)	(247,160)

Shareholder's equity December 31, 2011	100,000	479,752	(270,442)	309,310

Share capital consists of 100,000,200 shares at a quota value of EUR 1 per share.

Cumulative translation adjustments have been distributed among unrestricted and restricted stockholder’s equity.

The fair value reserve is related to the effective portion of changes in the fair value of hedging instruments that is recognized in equity. Amounts accumulated in equity are recycled in the income statement in the periods in which the hedged item affects profit or loss, for example, when the forecasted sale which is hedged takes place. The closing balance for fair value reserve after taxes is TEUR 19,025 (TEUR 12,403) and is part of non-restricted reserves.

The transfer between non-restricted and restricted reserves is in accordance with the proposals of the respective companies’ boards of directors. In evaluating the consolidated financial position, it should be noted that earnings in foreign companies may be subject to taxation when transferred to Sweden and, in some instances, such transfer of earnings may be limited by currency restrictions.

C14.    Provisions

	2011	2010
Warranty commitments	150,891	268,206
Restructuring expenses	115,489	70,957
Other provisions	182,978	52,207

Total	449,358	391,370

Warranty commitments include provisions for faulty products based on estimated return rates and costs. The best estimate is based on sales, contractual warranty periods and historical failure data of products sold.

SONY MOBILE COMMUNICATIONS

C15.    Restructuring costs

	2011	2010	2009
Cost of sales	—	(31,842)	(39,285)
Selling expenses	(16,478)	(3,025)	(16,198)
Administration expenses	(20,966)	(13,761)	(24,890)
Research and development expenses	(55,376)	6,542	(83,903)

Total	(92,820)	(42,086)	(164,276)
where of;
Write down of assets	—	(1,597)	(26,325)
Redundancy expenses	(91,467)	(2,777)	(87,947)
Rental agreements	—	(6,317)	(16,933)
Supplier related expenses	—	(18,833)	(31,168)
Other	(1,353)	(12,562)	(1,903)

Total	(92,820)	(42,086)	(164,276)

The restructuring costs are related to cost saving programmes announced and launched during 2008, 2009 and 2011.

C16.    Post-employment benefits

Sony Mobile Communications participates in local pension plans in countries in which we operate. There are principally two types of pension plans:

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

In Sony Mobile Communications most of the companies have defined contribution plans and therefore no pension provisions on the balance sheet. The subsidiaries in Japan, Netherlands, Germany, UK and Mexico have defined benefit plans. In Sweden, the total pension benefits are accounted as defined contribution plans, even though the Financial Accounting Standards Council’s interpretations committee defined the ITP pension plan, financed through insurance with Alecta as a defined benefit plan. Alecta can, however, not provide the information required for the accounting of a defined benefit plan.

SONY MOBILE COMMUNICATIONS

Pension costs

2011	Sweden	Netherlands	Japan	UK	Other	Total
Pension cost Defined Benefit Plan	—	(159)	7,819	10,211	1,354	19,225
Pension cost Defined Contribution Plan	27,307	218	—	159	10,021	37,705

Total	27,307	59	7,819	10,370	11,375	56,930

2010	Sweden	Netherlands	Japan	UK	Other	Total
Pension cost Defined Benefit Plan	—	(4,360)	9,176	—	168	4,984
Pension cost Defined Contribution Plan	29,289	592	—	821	10,213	40,915

Total	29,289	(3,768)	9,176	821	10,381	45,899

Provisions for post-employment benefits

2011	Sweden	Netherlands	Japan	UK	Other	Total
Provision for post employee benefits	—	726	20,024	9,992	4,020	34,762
Other employee benefits	—	—	—	—	937	937

Total	—	726	20,024	9,992	4,957	35,699

2010	Sweden	Netherlands	Japan	UK	Other	Total
Provision for post employee benefits	—	883	19,301	—	3,294	23,478
Other employee benefits	—	—	—	—	988	988

Total	—	883	19,301	—	4,282	24,466

The change in the UK is related a pension plan that could not previously be accounted for as a defined benefit plan, due to that the information needed was not available.

C17.    Long-term liabilities

Maturity dates for the group long-term liabilities, TEUR 8,649 (TEUR 107,838), are within 1-5 years.

C18.    Other current liabilities

	2011	2010
Accrued personnel related expenses	100,503	112,849
Accrued sales related expenses	323,402	485,634
Other accrued expenses	177,221	182,624
Other short term liabilities	155,386	164,410

Total	756,512	945,517

Accrued sales related expenses include sales bonuses, such as quarterly and yearly bonuses, quality bonus, co-op and stock protection.

SONY MOBILE COMMUNICATIONS

C19.    Assets pledged as collateral

	2011	2010
Liabilities to financial institutions
Bank deposits	160	—
Other	—	27

Total	160	27

C20.     Contingent liabilities

	2011	2010
Other contingent liabilities	8,383	3,603

Total	8,383	3,603

Other contingent liabilities mainly include guarantees for loans.

C21.     Adjustments to reconcile net income to cash

	2011	2010	2009
Deferred tax	(224,852)	(31,331)	(267,645)
Minority interest	23,127	8,508	28,720
Interest	597	2,102	960
Tax	110,034	41,255	(35,737)
Change in provisions (note C14 & C16)	(82,582)	(256,612)	32,747
Write-down on non-current assets	118	2,578	17,376
Gains and losses on disposal of non-current assets	(96)	(4,731)	376
Other	42,758	6,704	5,375

Total	(130,896)	(231,527)	(217,828)

C22.     Leasing

	2011	2010	2009
Leasing costs	56,397	65,416	72,868

Future payments for operating leases and rents

2012	52,312
2013	45,027
2014	35,319
2015	29,163
2016	25,230
2016 and future	36,352

The purpose of leases mainly refers to rents and office equipment.

SONY MOBILE COMMUNICATIONS

C23.    Wages, salaries and social security expenses

Wages and salaries

	2011	2010	2009
Wages and salaries	454,927	432,718	532,905
Social security expenses	143,169	124,898	133,504
Of which pension costs	57,253	45,899	44,988

Of which
CO compensation	1,755	1,571	1,433
CO pension costs	1,013	263	115
bonus & similar to CO	276	761	42

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

Pension

Sony Mobile Communications’ policy regarding pension is to follow the competitive practice in the home country of the executive. There are different supplementary pension plans for the President and the Corporate Management. As major pension arrangements, the total pension base salary consists of the annual base salary and the target pay out according to the short term incentive plan.

Long term incentive

Sony Mobile Communications has a long term incentive program for certain employees. The calculation of the long term incentives is based on the performance of the Group and payments for the units allocated are vested in three years. The size of the units is approved by the Shareholders’ Remuneration Advisory Group.

Number of employees

	2011		2010		2009
	Men	Women	Men	Women	Men	Women
Europe * and
Middle East & Africa	2,285	887	2,600	1,025	3,067	1,234
Americas	328	113	413	140	547	180
Asia Pacific	3,250	2,592	2,780	2,201	2,985	2,252

Total	5,863	3,592	5,793	3,366	6,599	3,665
* Of which Sweden	1,892	671	2,147	791	2,438	930
* Of which EU excl. Sweden	295	148	289	143	425	184

SONY MOBILE COMMUNICATIONS

Distribution of female/male for the Board of Directors and other persons in leading positions

	2011		2010		2009
	Number on balance day	whereof men	Number on balance day	whereof men	Number on balance day	whereof men
Consolidated (including subsidiaries)
Members of the board	90	95.6%	87	96.6%	95	97.9%
Presidents and Executive Vice presidents	17	94.0%	15	100.0%	15	100.0%

C24.    Fees to auditors

	2011	2010	2009
PwC
Audit fees	1,565	1,668	1,427
Fees for audit services besides the audit assignment	27	—	—
Fees for tax services	181	102	267
Fees for other services	237	182	416

Total	2,010	1,952	2,110

The amount for audit fees to other than PwC is TEUR 251 (TEUR 212).

C25.    Financial risks

Foreign exchange risk — Transaction exposure

Sony Mobile Communications’ results are presented in EUR, which is the functional currency for the group that exposures are hedged against. The main part of the net exposure is concentrated to the holding company. However, the group has sales and cost of sales in a large number of currencies. Approximately 81% of the group’s net exposure is made up of USD, JPY, GBP and SEK.

The group’s currency exposure is hedged up to 8 months using primarily forward contracts. The market value of derivatives not recycled to the Income Statement but booked as Other Comprehensive Income under equity by December 31, 2011 was EUR 26.7 millions, all of these derivatives were forward contracts.

Foreign exchange risk — Translation exposure

All equity in the group’s companies is translated in accordance with the “current method” hence the translation exposure is taken directly to equity in the balance sheet. This type of currency exposure is not hedged.

Interest rate risk

Sony Mobile Communications’ interest rate risk is primarily derived from cash, borrowing and short term deposits. Other balance sheet items are to a very small extent affected by shifts in the interest rate. Cash and short-term deposits, with an investment horizon shorter than twelve months, amounted to EUR 442 million at year end 2011. Short term borrowing amounted to EUR 742 million.

Credit risk

Credit risk is divided into two categories: credit risk in account receivables and financial credit risk.

SONY MOBILE COMMUNICATIONS

Credit risk in account receivables

The total value of outstanding accounts receivables were at year end EUR 692 million. Provisions for expected losses at year end were EUR 10.8 million. Account receivables trade toward countries with a country risk in the interval negligible to moderate, 1-2 on a scale of 4, amounted to 67%. Sony Mobile Communications applies insurance to a great extent, approximately 68% of the outstanding accounts receivables trade are insured against non-payment by the customer.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. These exposures arise in the investments of cash and cash equivalents and from derivative positions with positive unrealized result against banks and other counterparties. Sony Mobile Communications mitigates a major part of these risks by investing cash in governmental risk with high rating. Part of the liquidity is also deposited with a few chosen banks with the highest possible short-term rating. How much to be invested with each fund and bank is regulated in policy.

Liquidity risk

The liquidity risk is that Sony Mobile Communications is unable to meet its short term payment obligations due to insufficient or illiquid cash reserves. At year end Sony Mobile Communications’ cash was split between bank deposits of EUR 172 million and investments in liquid funds of EUR 270 million.

C26.    Liabilities to financial institutions

	2011	2010
Liabilities to financial institutions, non-current	—	100,000
Liabilities to financial institutions, current	745,427	133,081

	745,427	233,081

The external borrowing increased during the year by Euro 512 million (excluding accrued interest) with an outstanding debt at the end December of Euro 742 million. The cash flow from operating activities for 2011 was negative Euro 538 million.

In 2011 Sony Mobile Communications secured additional external funding of Euro 300 million, all of which is utilized at the balance sheet date. The parent companies guaranteed Euro 350 million of the bank facilities on a 50/50 basis.

SONY MOBILE COMMUNICATIONS

C27.    Group companies

Company	Domicile	Percentage of ownership
Beijing SE Potevio Mobile Communications Company Ltd. (BMC)	China	51%
Beijing Suohong Electronics Co. Ltd., (BSE)	China	100%
LLC Sony Ericsson Mobile Communications Rus	Russia	100%
Sony Ericsson Hungary Mobile Communications Ltd.	Hungary	100%
Sony Mobile Communications S.A. de C.V.	Mexico	100%
Sony Mobile Communications (China) Co., Ltd.	China	100%
Sony Mobile Communications (India) Private Limited	India	100%
Sony Mobile Communications (Thailand) Co., Limited	Thailand	100%
Sony Mobile Communications (USA) Inc.	US	100%
Sony Mobile Communications do Brazil Ltd.	Brazil	100%
Sony Ericsson Mobile Communications Hellas S.A.	Greece	100%
Sony Ericsson Mobile Communications Iberia, S.L.	Spain	100%
Sony Mobile Communications Indonesia Ltd.	Indonesia	100%
Sony Mobile Communications International AB	Sweden	100%
Sony Mobile Communications Japan Inc.	Japan	100%
Sony Mobile Communications Management Ltd	UK	100%
Sony Ericsson Mobile Communications Nigeria Limited	Nigeria	100%
Sony Mobile Communications S.p.A., Italy	Italy	100%
Sony Servicios Moviles, S.A. de C.V	Mexico	100%

C28.    Post-closing events

Losses in the parent company (Sony Mobile Communications AB) have continued after the year end closing, resulting in the parent company having negative equity. As a result, Sony has issued a capital cover guarantee.

Subsequent to year end, Sony Mobile Communications recorded a valuation allowance on a deferred tax asset in the Brazilian subsidiary as a result of a revised budget.

C29.    Reconciliation to accounting principles generally accepted in the United States

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Sweden for unlisted companies, applying the Swedish Annual Accounts Act (ÅRL), the Swedish Accounting Standards Board’s (Bokföringsnämnden, BFN) recommendations and the Recommendation of the Swedish Financial Accounting Standards Council, (RR29), Remunerations to employees, which differs in certain significant respects from the generally accepted accounting principles in the United States (“US GAAP”). Sony Mobile Communications has reconciled its net income / loss and equity under Swedish GAAP to the accounting principles according to generally accepted principles in the United States.

The principle differences between Swedish GAAP and US GAAP that affect our net income, as well as our stockholders equity relate to the treatment of business combinations (negative goodwill), synthetic option plan, restructuring costs and income tax.

SONY MOBILE COMMUNICATIONS

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

Restructuring costs

Under Swedish GAAP a provision for severance pay is recognized when a constructive obligation to restructure arises which requires that a detailed formal plan has been communicated to those affected by it. The implementation needs to be planned to begin as soon as possible and to be completed in a timeframe that makes significant changes to the plan unlikely. Under US GAAP provisions for severance pay representing a one-time benefit is recognized over the remaining service period, if extended service period is required, when a company has a detailed formal plan which has been communicated to those affected. If an entity under Swedish GAAP has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision. Under US GAAP, costs to terminate a contract before the end of its term should be recognized as a liability and measured at fair value when the entity terminates the contract in accordance with the contract terms or when the premises have been vacated. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity should be recognized and measured at its fair value when the entity ceases to use the right conveyed by the contract. Sony Mobile Communications has identified a difference between US GAAP and Swedish GAAP of TEUR 15,905 (TEUR 3,742) related to leasehold property that has not yet been terminated or vacated and thus not qualified as provisions in accordance with US GAAP.

Post-employment benefits

To calculate the annual expenses for the defined benefit plans, Sony Mobile Communications uses the corridor method. The amount recognized in the income statement which is the difference to US GAAP is not material.

SONY MOBILE COMMUNICATIONS

Deferred Income Taxes

Deferred tax is calculated on US GAAP adjustments and the US GAAP balance sheet disclosure reflects the gross recognition of deferred tax assets and liabilities.

Valuation allowance

The income tax accounting guidance under US GAAP requires a valuation allowance to be applied to a deferred tax asset if realization of the underlying future tax benefits is not more likely than not. Under US GAAP, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. In those circumstances, US GAAP provides that the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified.

Sony Mobile Communications AB is in a three year cumulative loss position. There is however positive evidence as well: Sony Mobile Communications AB has never had any losses or tax credits expiring unused, the loss carry forward period in Sweden is unlimited, prior to 2008, Sony Mobile Communications had a strong history of a number of years with profits and management’s financial projections support the future realization of the net deferred tax assets.

Management has concluded under US GAAP, that Sony Mobile Communications AB’s deferred tax assets cannot be considered more likely than not to be realized in the future years.

Under Swedish GAAP more emphasis has been put on the fact that the loss carry forward period in Sweden is unlimited and that the financial projections, made by management, support the future realization of the net deferred tax assets and less emphasis is placed on the recent cumulative loss position. Although management expects positive impact on future earnings capacity when becoming a fully owned Sony subsidiary, it would not be enough to overcome the negative evidence under US GAAP.

Management has concluded, under Swedish GAAP, that Sony Mobile Communications AB’s deferred tax assets are probable to be utilized in the future years.

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

Adjustment of net income, comprehensive income, equity and balance sheet items

Application of US GAAP as described above would have had the following effects on consolidated net income.

SONY MOBILE COMMUNICATIONS

Adjustment of Net Income

	2011	2010	2009
Net income per Swedish GAAP	(247,160)	90,468	(835,827)

US GAAP adjustments before taxes:
Business Combination	—	—	763
Synthetic Option Plan	—	—	228
Restructuring	12,163	(9,131)	(2,624)
Tax effect of US GAAP adjustment	(5,287)	2,412	595
Valuation allowance	(653,516)	—	—

Net income in accordance with US GAAP	(893,801)	83,749	(836,865)

Adjustments of stockholders’ equity

Adjustments of stockholders’ equity

	2011	2010
Equity as reported per Swedish GAAP	309,310	531,725

US GAAP adjustments before taxes:
Restructuring	15,905	3,742
Deferred tax effect of US GAAP adjustment	(6,167)	(880)
Valuation allowance	(653,516)	—

Stockholders’ equity in accordance with US GAAP	(334,468)	534,587

Minority interest	58,098	42,286

Total equity in accordance with US GAAP	(276,370)	576,873

Comprehensive income

	2011	2010	2009
Net income in accordance with US GAAP	(893,801)	83,749	(836,865)

Other comprehensive income
Gain/loss on cash flow hedges	9,070	11,373	1,409
Translation adjustment	(34,586)	52,290	(1,409)
Deferred tax	(2,448)	(2,935)	(355)
Total other comprehensive income	(27,964)	60,728	(355)

Comprehensive income in accordance with US GAAP	(921,765)	144,478	(837,220)

SONY MOBILE COMMUNICATIONS

Balance sheet items according to Swedish GAAP and US GAAP

	Swedish GAAP		US GAAP
	Dec. 31 2011	Dec. 31 2010	Dec. 31 2011	Dec. 31 2010
Non-current assets	1,122,002	803,413	316,080	550,377
Current assets	1,960,636	2,196,036	2,106,874	2,448,191

Total Assets	3,082,638	2,999,449	2,422,954	2,998,569

Stockholders equity	309,310	531,725	(334,468)	534,587
Minority interest	58,098	42,286	58,098	42,286
Provisions	485,056	415,836	469,151	412,094
Non-current liabilities	8,649	107,838	8,649	107,838
Current liabilities	2,221,524	1,901,764	2,221,524	1,901,764

Total stockholders’ equity and liabilities	3,082,638	2,999,449	2,422,955	2,998,569

Report of Independent Auditors

To the Shareholder of Sony Mobile Communications AB:

We have audited the accompanying consolidated balance sheets of Sony Mobile Communications AB and its subsidiaries (formerly known as Sony Ericsson Mobile Communication AB) as of December 31, 2011 and December 31, 2010 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sony Mobile Communications AB and its subsidiaries at December 31, 2011 and December 31, 2010 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note C29 to the consolidated financial statements.

/s/ PricewaterhouseCoopers AB
Malmo, Sweden
June 15, 2012