Form 20-F/A
period 2012-03-31
SONY CORP
filed 2012-07-20
CIK 313838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

Explanatory Note

Sony Corporation (“Sony”) is filing this Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) to amend its annual report on Form 20-F for the fiscal year ended March 31, 2012 (the “2011 Form 20-F”) as originally filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2012. The Report of Independent Registered Public Accounting Firm in the Consolidated Financial Statements (the “Report”), as submitted to the SEC by Sony on a Form 6-K on June 1, 2012, was erroneously attached to the 2011 Form 20-F under Item 8. The Report attached to the 2011 Form 20-F did not include an opinion on the financial statement schedule (the “Schedule”), presented on page F-101 in the 2011 Form 20-F. This amendment replaces that Report with the correct version of the Report referring to the above mentioned Schedule and presents Item 8 of the 2011 Form 20-F with the correct version of the Report as page F-2. This amendment does not contain any changes to data and footnotes in the Consolidated Financial Statements of Sony Corporation and its consolidated subsidiaries, presented on pages F-3 through F-101 or the data and footnotes in the Consolidated Financial Statements of Sony Mobile Communications AB on pages A-1 through A-30 of the 2011 Form 20-F.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, revise, update, amend or restate the information presented in any Item of the 2011 Form 20-F or reflect any events that have occurred after the filing of the 2011 Form 20-F.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

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

Consolidated Financial Statements of Sony Mobile Communications AB are provided pursuant to Regulation S-X Rule 3-09.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sony

Corporation (Sony Kabushiki Kaisha)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (the “Company”) at March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

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

/s/ PricewaterhouseCoopers AB
Malmo, Sweden
June 15, 2012

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

12.1	302 Certification

12.2	302 Certification

13.1	906 Certification

15.1(a)	Consent of PricewaterhouseCoopers Aarata

101	Interactive Data Files (XBRL-related documents)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY CORPORATION
(Registrant)

By:	/s/ MASARU KATO

(Signature)
Masaru Kato
Executive Vice President and Chief Financial Officer

Date: July 20, 2012