Form 20-F
period 2013-03-31
SONY CORP
filed 2013-06-27
CIK 313838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

	Outstanding as of
	March 31, 2013	March 31, 2013
Title of Class	(Tokyo Time)	(New York Time)
Common Stock	1,010,901,336
American Depositary Shares		57,063,910

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

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;

(ii)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smart phones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;

(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;

(vi)	Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)	Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;

(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;

(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;

(xi)	the outcome of pending and/or future legal and/or regulatory proceedings;

(xii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;

(xiii)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and

(xiv)	risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

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

As of March 31, 2013, Sony Corporation had 1,312 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method with respect to its 101 affiliated companies.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

A.	Selected Financial Data

	Fiscal year ended March 31
	2009	2010	2011	2012	2013
	(Yen in millions, yen per share amounts)
Income statement data:
Sales and operating revenue	7,729,993	7,213,998	7,181,273	6,493,212	6,800,851
Equity in net income (loss) of affiliated companies	(25,109)	(30,235)	14,062	(121,697)	(6,948)
Operating income (loss)	(227,783)	31,772	199,821	(67,275)	230,100
Income (loss) before income taxes	(174,955)	26,912	205,013	(83,186)	245,681
Income taxes	(72,741)	13,958	425,339	315,239	141,505
Net income (loss) attributable to Sony Corporation’s stockholders	(98,938)	(40,802)	(259,585)	(456,660)	43,034
Data per share of Common Stock:
Net income (loss) attributable to Sony Corporation’s stockholders*
— Basic	(98.59)	(40.66)	(258.66)	(455.03)	42.80
— Diluted	(98.59)	(40.66)	(258.66)	(455.03)	40.19
Cash dividends declared Interim	30.00	12.50	12.50	12.50	12.50
	(31.89 cents )	(14.38 cents )	(14.84 cents )	(16.08 cents )	(15.18 cents	)
Cash dividends declared Fiscal year-end	12.50	12.50	12.50	12.50	12.50
	(13.01 cents )	(13.55 cents )	(15.66 cents )	(15.70 cents )	(12.46 cents	)
Depreciation and amortization**	405,443	371,004	325,366	319,594	330,554
Capital expenditures (additions to fixed assets)	332,068	192,724	204,862	295,139	188,627
Research and development costs	497,297	432,001	426,814	433,477	473,610
Balance sheet data:
Net working capital (deficit)	(190,265)	64,627	(291,253)	(775,019)	(668,556)
Long-term debt	660,147	924,207	812,235	762,226	938,428
Sony Corporation’s stockholders’ equity	2,964,653	2,965,905	2,547,987	2,028,891	2,197,766
Common stock	630,765	630,822	630,921	630,923	630,923
Total assets	11,983,480	12,862,624	12,911,122	13,295,667	14,206,292
Number of shares issued at fiscal year-end (thousands of shares of common stock)	1,004,535	1,004,571	1,004,637	1,004,638	1,011,950
Sony Corporation’s stockholders’ equity per share of common stock	2,954.25	2,955.47	2,538.89	2,021.66	2,174.07

* Refer to Note 22 of the consolidated financial statements.

** Depreciation and amortization includes amortization expenses for intangible assets and deferred insurance acquisition costs.

	Average*	High	Low	Period-end
	(Yen)
Yen exchange rates per U.S. dollar:
Fiscal year ended March 31
2009	100.62	110.48	87.80	99.15
2010	92.93	100.71	86.12	93.40
2011	85.71	94.68	78.74	82.76
2012	79.00	85.26	75.72	82.41
2013	82.96	96.16	77.41	94.16
2013
January	—	91.28	86.92	91.28
February	—	93.64	91.38	92.36
March	—	96.16	93.32	94.16
April	—	99.61	92.96	97.52
May	—	103.52	97.28	100.83
June (through June 21)	—	100.15	94.29	97.48

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 21, 2013 was 97.48 yen = 1 U.S. dollar.

* The average yen exchange rates represent average noon buying rates of all the business days during the respective year.

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2013 to reflect modifications to its organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer, Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile Communications segments. In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile Communications segments are reclassified into five newly established segments, namely the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”) and Devices segments, as well as All Other. The previously reported Sony Mobile Communications segment is now included in the MP&C segment as the Mobile Communications category. The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other.

This section contains forward-looking statements that are subject to the Cautionary Statement appearing on page 2 of this annual report. Risks to Sony are also discussed elsewhere in this annual report, including, without limitation in the other sections of this annual report referred to in the Cautionary Statement.

Sony must overcome increasingly intense competition, especially in its consumer electronics businesses.

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

Due to the highly volatile and competitive nature of the consumer electronics, network services and mobile communication industries, Sony must continually introduce, enhance and stimulate customer demand for products, semiconductors (including image sensors), components, services and technologies in both mature and developing markets. The successful introductions and transitions of new products, semiconductors, components, and services depend on a number of factors, such as the timely and successful completion of development efforts, market acceptance, Sony’s ability to plan and execute an effective marketing strategy, Sony’s ability to manage the risks associated with new products and production ramp-up issues, the availability of application software for new products, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of products in appropriate quantities and costs to meet anticipated demand, and the risk that new products, semiconductors, components, and services may have quality or other issues in the early stages of introduction. To remain competitive, it is also important for Sony to respond to technological innovation and changing consumer demand for its products and services that integrate and enhance functions of existing products and services. Accordingly, if Sony cannot properly manage frequent introductions and transitions of new products, semiconductors, components and services, Sony’s operating results and financial condition may be adversely impacted.

Shifting consumer demand to new products and services may have an adverse impact on the sales of Sony’s existing products and services.

Markets for products and services where Sony has a competitive strength might contract as a result of a shift in consumer demand toward a new generation of technologically innovative products and services. For example, improvements in component technologies, such as image sensors, processors and memory, and mobile operating systems, the development and expansion of broadband communication infrastructure and network services, and the evolution of downloadable applications and social media have led to a shift in demand to smartphones from products that consumers had previously purchased separately, such as portable music players, home-use video cameras, compact digital cameras and portable game hardware, and to tablets from PCs and portable game hardware. Sony must respond to changing consumer demands with appealing products and services, including smartphones, tablets and other next generation products and services, as well as continue to improve the value of its existing products and services. If Sony is unable to offer such products and services, Sony’s operating results and financial condition may be adversely impacted.

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

Sony’s investments in research and development may not yield the expected results.

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

Sony continues to implement restructuring initiatives that focus on a review of the Sony group’s investment plan, the realignment of its manufacturing sites, the reallocation of its workforce, and headcount reductions. As a result of these restructuring initiatives, a total of 77.5 billion yen in restructuring charges was recorded in the fiscal year ended March 31, 2013. While Sony anticipates recording approximately 50 billion yen of restructuring charges for the fiscal year ending March 31, 2014, significant additional or future restructuring charges may be recorded due to reasons such as the impact of economic downturns or exiting from unprofitable businesses. Restructuring charges are recorded primarily in cost of sales, selling, general and administrative (“SGA”) expenses and other operating (income) expense, net and thus adversely affect Sony’s operating income (loss) and net income (loss) attributable to Sony’s stockholders (Refer to Note 19 of the consolidated financial statements). Sony plans to continue rationalizing its manufacturing operations, shifting and consolidating manufacturing to lower-cost countries, utilizing outsourced manufacturing, reducing SGA expenses at sales companies, and outsourcing its support functions and information processing operations to external partners. In addition, Sony continues to implement business process optimization through horizontal platforms such as global sales and marketing, manufacturing, logistics, procurement, quality, and R&D.

Due to internal or external factors, efficiencies and cost savings from the above-mentioned and other restructuring and transformation initiatives may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to market conditions worsening beyond expectations. Such possible internal factors may include, for example, changes in restructuring and transformation plans, an inability to implement the initiatives effectively with available resources, an inability to coordinate effectively across different business groups, delays in implementing the new business processes or strategies, or an inability to effectively manage and monitor the post-transformation performance of the operation. Possible external factors may include, for example, increased burdens from regional labor regulations, labor union agreements and Japanese customary labor practices that may prevent Sony from executing its restructuring initiatives as planned. The inability to fully and successfully implement restructuring and transformation programs may adversely affect Sony’s operating results and financial condition. Additionally, operating cash flows may be reduced as a result of the payments for restructuring charges.

Sony’s acquisitions, joint ventures and investments within strategic business areas may not be successful.

Sony actively engages in acquisitions, joint ventures and other strategic investments in order to acquire new technologies, efficiently develop new businesses, and enhance its business competitiveness. Sony may sell its equity interest in a joint venture or buy out the joint venture partner’s equity due to the achievement of its original objectives or other reasons. For example, in February 2012, Sony acquired Telefonaktiebolaget LM Ericsson’s 50 percent equity interest in Sony Ericsson Mobile Communications AB, a joint venture that manufactures and sells mobile handsets, and made the company a wholly-owned subsidiary of Sony.

Sony may incur significant expenses to acquire and integrate businesses. Additionally, Sony may not achieve strategic objectives, planned revenue improvements and cost savings, and may not retain key personnel of the acquired businesses. Sony’s operating results may also be adversely affected by the assumption of liabilities related to any acquired businesses.

Sony currently has investments in several joint ventures and strategic partnerships, and may engage in new investments in the future. If Sony and its partners are unable to reach their common financial objectives successfully due to changes in the competitive environment, strategic or cultural differences, failure to achieve synergies or other reasons, Sony’s operating results may be adversely affected. Sony’s operating results may also be adversely affected in the short- and medium-term during a partnership, even if Sony and its partners remain on course to achieve their common financial objectives. In addition, by participating in joint ventures or other strategic investments, Sony may encounter conflicts of interest, may not maintain sufficient control over these relationships, including over cash flow, and may be faced with an increased risk of the loss of proprietary technology or know-how. Sony’s reputation may be harmed by the actions or activities of a joint venture that uses the Sony brand. Sony may also be required to provide additional funding or debt guarantees to a joint venture, or dissolve a joint venture, whether as a result of significant or persistent underperformance, or otherwise.

Sony may not be able to recoup the capital expenditures or investments it makes to increase production capacity.

Sony continues to invest in production equipment in Sony’s electronics businesses. One example is an additional investment by Sony in image sensor fabrication facilities to meet the increasing demand for image sensors. If unforeseen market changes and corresponding declines in demand result in a mismatch between sales volume and anticipated production volumes, or if unit sales prices decline due to market oversupply, Sony may not be able to recover its capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which may adversely affect Sony’s profitability.

Sony’s sales and profitability may be affected by the operating performance of wholesalers, retailers and other resellers.

Sony is dependent on wholesalers, retailers and other resellers to distribute its products, many of whom also distribute competitors’ products. For example, Sony Mobile Communications AB (“Sony Mobile”) is dependent on cellular network carriers’ distribution channels for distribution of its smartphone products in many countries. The operating results and financial condition of many wholesalers, retailers and other resellers have been adversely impacted by competition from online retailers and weak economic conditions.

Sony invests in programs to incentivize wholesalers, retailers, and other resellers to position and promote Sony’s products, but there is no assurance that these programs will provide a significant return or incremental revenue by persuading consumers to buy Sony products instead of competitors’ products. Additionally, Sony has less ability to position, promote and differentiate Sony’s products distributed through online retailers than it does through in-store retailers. In some cases, Sony’s smartphones sold through cellular network carriers are subsidized by the carriers. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of Sony’s agreements with these carriers or in agreements Sony enters into with new carriers.

Sony also sells many of its products directly to consumers through its online and retail stores. Some wholesalers and retailers may perceive Sony’s direct sales as conflicting with their business interests as distributors and resellers of Sony’s products. Such a perception could discourage resellers from investing resources in the distribution and sale of Sony’s products or lead them to limit or cease distribution of those products.

Sony’s operating results and financial condition may be materially adversely affected if the financial condition of these wholesalers, retailers, and other resellers weakens, if they stop distributing Sony’s products, or if uncertainty regarding demand for Sony’s products or other factors cause them to reduce their ordering, marketing and distribution of Sony’s products.

Increased reliance on external business partners may increase financial, brand image, reputational and other risks to Sony.

With the increasing necessity of pursuing quick business development and high operating efficiency with limited managerial resources, Sony increasingly relies on third-party suppliers and business partners for parts and components, software and network services. Sony also relies on other business partners to provide software technologies, such as the Android OS for mobile products, and services. As a result of this reliance on third-party suppliers and business partners, Sony’s products or services may be affected by quality issues caused by the failure of third-party parts and components, software, or network services. Moreover, third-party parts and components, software and network services used in Sony products or services may be subject to copyright or patent infringement claims. Third-party business partners may also give priority to competitors’ products and services over Sony’s and discontinue support, or otherwise change business terms for Sony’s products and services. Such issues resulting from reliance on third-party suppliers and business partners for parts and components, software, and network services may adversely affect Sony’s operating results, brand image or reputation. Sony has also become more reliant upon outsourced manufacturing services for product and component supply in its consumer electronics businesses. If Sony cannot adequately manage these outsourcing relationships, or if natural disasters or other events affect Sony’s business partners, Sony’s production operations may be adversely affected. Sony may not be able to achieve target volume or quality levels, and may face a risk of the loss of proprietary technology or know-how. Sony also consigns activities including certain procurement, logistics, sales, data processing, human resources, accounting, and other services, to external business partners. Sony’s operations may be affected if the external business partners do not comply with applicable laws or regulations, or if they infringe third-party intellectual property rights, or if they are subject to business or service interruption caused by accidents, natural disasters or bankruptcies.

Sony must efficiently manage its procurement of parts and components, the market conditions for which are volatile, and control its inventory of products, parts, and components, the demand for which is volatile.

In Sony’s electronics businesses, Sony uses a large volume of parts and components, such as semiconductors including chipsets for mobile products, and LCD panels, for its products. Fluctuations in the availability and pricing of parts and components can adversely affect Sony’s operating results. For instance, shortages of parts or components or fluctuations in the prices of raw materials may result in sharply higher prices and an increase in the cost of goods sold. Also, shortages or delayed shipments of critical parts or components, particularly where Sony is substantially reliant on one supplier, where there is limited production capacity for custom components, or where there are initial manufacturing capacity constraints, may result in a reduction or suspension of production at Sony product manufacturing sites.

Sony places orders for parts and components in line with production and inventory plans determined in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict. Inaccurate forecasts of consumer demand or inadequate management can lead to a shortage or excess of inventory, which can disrupt production plans and result in lost sales opportunities or inventory adjustments. Sony writes down the value of its inventory when the underlying parts, components or products have become obsolete, when inventory levels exceed the amount expected to be used, or when the value of the inventory is otherwise recorded at a value higher than net realizable value. In the past, for example, Sony has experienced a shortage of certain chipsets, semiconductors and LCD panels, which resulted in Sony’s inability to meet consumer demand for its products, as well as a surplus in certain semiconductors and LCD panels that resulted in inventory write-downs when the prices of these parts and components fell. Additionally, Sony faced shortages of certain parts and components as a result of the damage to its suppliers caused by the massive earthquake and tsunami that occurred in Japan in March 2011 (“the Great East Japan Earthquake”) and the floods in Thailand that began in the second half of 2011 (the “Floods”). Such lost sales opportunities, inventory adjustments, or shortages of parts and components have had and may in the future have an adverse impact on Sony’s operating results and financial condition.

Sony’s sales and profitability are sensitive to economic, employment and other trends in Sony’s major markets.

Sony’s sales and profitability are sensitive to economic, employment and other trends in each of the major markets in which Sony operates. These markets may be subject to significant economic downturns, having an adverse impact on Sony’s operating results and financial condition. In the fiscal year ended March 31, 2013, 32.4 percent, 20.0 percent and 15.7 percent of Sony’s sales were attributable to Japan, Europe and the U.S., respectively. Additionally, Sony’s operating results are increasingly impacted by Sony’s ability to realize its growth goals in emerging markets such as Brazil, Russia, India and China.

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

Foreign exchange rate fluctuations can affect Sony’s operating results and financial condition.

Sony’s operating results and financial condition are sensitive to foreign exchange rate fluctuations because many of Sony’s products are sold in countries other than the ones in which they were developed and/or manufactured. For example, within Sony’s electronics businesses, research and development and headquarters’ overhead costs are incurred mainly in yen, and manufacturing costs, including material costs, costs of procurement of parts and components, and costs of outsourced manufacturing services, are incurred mainly in the U.S. dollar and yen. Sales are dispersed and recorded in Japanese yen, the U.S. dollar, euro, Chinese renminbi, and local currencies of other areas, including emerging markets. Consequently, foreign exchange rate fluctuations may have an adverse impact on Sony’s operating results, especially when the yen weakens significantly against the U.S. dollar (as under current circumstances), or when the yen strengthens significantly against the euro. Sony’s operating results may also be adversely impacted by foreign exchange rate fluctuations since Sony’s consolidated statements of income are prepared by translating the local currency denominated operating results of its subsidiaries around the world into yen. Furthermore, as Sony’s businesses have expanded in China and other areas, including emerging markets, the impact of fluctuations of foreign currency exchange rates in these areas against the yen has increased. Mid- to long-term changes in exchange rate levels may interfere with Sony’s global allocation of resources and hinder Sony’s ability to engage in research and development, procurement, production, logistics, and sales activities in a manner that is profitable after the effect of such exchange rate changes.

Although Sony hedges most of the net short-term foreign currency exposure resulting from import and export transactions shortly before they are projected to occur, such hedging activity cannot entirely eliminate the risk of adverse exchange rate fluctuations.

Moreover, since Sony’s consolidated balance sheet is prepared by translating the local currency denominated assets and liabilities of its subsidiaries around the world into yen, Sony’s equity capital may be adversely impacted when the yen strengthens significantly against the U.S. dollar, the euro and/or other foreign currencies.

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

Additionally, Sony’s credit ratings may be adversely impacted by unfavorable operating results and a decline in its financial condition. A downgrade in Sony’s credit ratings may result in an increase in Sony’s cost of funding and may have an adverse impact on Sony’s ability to access commercial paper or mid- to long-term debt markets on acceptable terms. As a result, Sony may seek other sources of financing to fund operations, such as the draw-down of funds from contractually committed lines of credit from financial institutions or the sale of assets, with a corresponding adverse effect on Sony’s future funding capability.

Sony is subject to the risks of operations in different countries.

Sony’s operations are conducted in many countries around the world, and these international operations can create challenges. For example, in Sony’s electronics businesses, production and procurement of products, parts and components in China and other Asian countries increase the time necessary to supply products to other markets worldwide, which can make it more difficult to meet changing customer demand. Further, in certain countries, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as armed conflicts, a deterioration in foreign relations, domestic cultural and religious conflicts, non-compliance with expected business conduct, local regulations, trade policies and taxation laws, and a lack of adequate infrastructure. Moreover, changes in local regulations, trade policies, taxation laws, local content regulations, business or investment permit approval requirements, foreign exchange controls, import or export controls, or the nationalization of assets or restrictions on the repatriation of returns from foreign investments in major markets and regions may affect Sony’s operating results. For example, a labor dispute or a change of labor regulations or policies may significantly change local labor environments. Such a condition in China or another country in which Sony or a partner manufactures could cause interruption in production and shipping of Sony’s products and parts, a sharp rise in local labor costs, or a shortage of well-trained employees, which may adversely affect Sony’s operating results. If international or domestic political and military instability disrupts Sony’s business operations or those of its business partners, or depresses consumer confidence, Sony’s operating results and financial condition may be adversely affected. In addition, the time required to recover from disruptions, whether caused by these factors or other causes, such as natural disasters or pandemics, may be greater in certain countries. Moreover, as emerging markets are becoming increasingly important to its operations, Sony becomes more susceptible to the above-mentioned risks, which may have an adverse impact on its operating results and financial condition.

Sony’s success depends on the ability to recruit and retain skilled technical employees and management professionals.

In order to continuously develop, design, manufacture, market, and sell successful electronics products, including networked products as well as software, game, video and music content, in increasingly competitive markets, Sony must attract and retain key personnel, including its executive team, other management professionals, creative talent and skilled employees such as hardware and software engineers. However, there is high demand for such skilled employees, and Sony may be unable to attract or retain qualified employees to meet future business needs. If this should happen, it may adversely affect Sony’s operating results and financial condition.

Sony may not be successful in integrating its business strategies and operations across different business units to increase the competitiveness of hardware, software, entertainment content and network services.

Sony believes that integrating its hardware, software, entertainment content and network services is essential for differentiating itself in the marketplace and will lead to revenue growth and profitability. However, this strategy depends on the continuing development (both inside and outside of Sony) of network services technologies, strategic and operational coordination and prioritization among Sony’s various business units and sales channels, and the standardization of technological and interface specifications industry-wide and across Sony’s networked products and business groups. Furthermore, in such a competitive business environment, which continuously changes with new entrants, it is critical for Sony to continuously introduce enhanced and competitively priced hardware that is seamlessly connected to network platforms, with user interfaces that are innovative and attractive to consumers. Sony also believes that it is essential to be able to provide competitive and differentiated content-based service offerings that include Sony and third-party licensed audio, video and game content from major motion picture and television studios, music labels, game publishers and book publishers. If Sony is not successful in implementing this strategy, it may adversely affect Sony’s reputation, competitiveness and profitability.

Sony’s online activities are subject to laws and regulations that can increase the costs of operations or limit its activities.

Sony engages in a wide array of online activities, including sales and marketing of electronics and entertainment products, entertainment network services, financial services, and acting as an Internet Services Provider (ISP) and is thus subject to a broad range of related laws and regulations including, for example, those relating to privacy, consumer protection, critical infrastructure protection, breach disclosure, data retention and data protection, trans-border data flows, content and broadcast regulation, defamation, age verification and other online child protections, accessibility, installation of cookies or other software on the end-user’s computers or other devices, pricing, advertising to both children and adults, taxation, copyright and trademark, promotions, and billing. The application of such laws and regulations created to address online activities, and those passed prior to the popular use of the Internet that may be applied to online activities, varies among jurisdictions, may be unclear or unsettled in many instances, and is subject to change. Sony may incur substantial costs to comply with these laws and regulations and may incur substantial penalties, other liabilities, or damage to its reputation if it fails to comply with them. Compliance with these laws and regulations also may cause Sony to change or limit its online activities in a manner that may adversely affect operating results. In addition, Sony’s failure to anticipate changes to relevant laws and regulations, changes in laws that provide protections that Sony relies on in conducting its online activities, or judicial interpretations narrowing such protections, may subject Sony to greater risk of liability, increase the costs of compliance, or limit Sony’s ability to engage in certain online activities.

Sales of Sony’s consumer products including game hardware are particularly sensitive to the seasonality of consumer demand.

Sony’s Game segment offers a relatively small range of hardware, including PSP® (PlayStation®Portable), PlayStation®3 and PlayStation®Vita and a significant portion of overall demand for these and new products is weighted towards the year-end holiday season. Sony’s other consumer products are also dependent upon demand during the year-end holiday season. As a result, changes in the competitive environment, changes in market conditions, delays in the release of consumer products, including highly anticipated game software titles and insufficient supply of hardware during the year-end holiday season can adversely impact Sony’s operating results.

The sales and profitability of Sony’s Game segment, including network services, depend on the penetration of its gaming platforms which is sensitive to software line-ups, including software produced by Sony or third-party developers and publishers.

In Sony’s Game segment, the penetration of gaming platforms is a significant factor driving sales and profitability, which is affected by the ability to provide customers with sufficient software line-ups, including software produced by Sony or third-party game software developers and publishers, and with online services, including network and cloud-based gaming and digital content delivery. There is no assurance that third-party game software developers and publishers will continue to develop and release software regularly or at all. Discontinuance or delay of software development or delays in the delivery of new online services may adversely affect Sony’s operating results.

Sony’s content businesses, including the Pictures, Music and Game segments, and other businesses, are subject to digital theft and illegal downloading, which have become increasingly prevalent with the development of new technologies and the availability of high-speed Internet connections.

The development and declining prices of digital technology along with the increased penetration and speed of Internet connections and the availability of content in digital formats have created risks with respect to Sony’s ability to protect the copyrighted content of the Pictures, Music and Game segments and other businesses from digital theft and counterfeiting. In particular, advances in software and technology that enable the duplication, transfer or downloading of digital media files from the Internet and other sources without authorization from the owners of the rights to such content have adversely impacted and continue to threaten the conventional copyright-based business model by making it easier to create, transmit, and redistribute high quality, unauthorized digital media files. The availability of unauthorized content significantly contributes to a decrease in legitimate product sales and puts pressure on the price of legitimate products, which may adversely affect Sony’s operating results. Sony has incurred and will continue to incur expenses to help protect its intellectual property, to develop new services for the authorized digital distribution of motion pictures, television programs, music, and games, and to combat unauthorized digital distribution of its copyrighted content. These initiatives will increase Sony’s near-term expenses and may not achieve their intended result.

Operating results for Sony’s Pictures and Music segments vary according to worldwide consumer acceptance and the availability of competing products and entertainment alternatives.

Operating results for the Pictures and Music segments can fluctuate depending primarily upon worldwide consumer acceptance of their products, which is difficult to predict. Moreover, the Pictures segment must invest substantial amounts in motion picture and television productions and broadcast programming before learning the extent to which these products will earn consumer acceptance. Similarly, the Music segment must make significant upfront investments in artists before being able to determine how those artists and their recordings will be received by consumers. Further, the commercial success of Sony’s Pictures and Music segments’ products may be impacted by other competing products released at or near the same time, and alternative forms of entertainment and leisure activities available to consumers. Underperformance of a motion picture or television production, especially an “event” or “tent-pole” film, may have an adverse effect on the Pictures segment’s operating results in the year of release or exhibition, and in future years given the high correlation between a product’s initial release or exhibition and subsequent revenue from other distribution markets, such as home entertainment and television. Similarly, to a lesser degree, the underperformance of a recorded music release may have an adverse effect on the Music segment’s operating results in the fiscal year of release.

Increases in the costs of producing, acquiring, or marketing entertainment content may adversely affect operating results in Sony’s Music and Pictures segments.

The success of Sony’s Music segment is highly dependent on finding and establishing artists, songwriters and music publishing catalogs that appeal to customers over the long term. If the Music segment is unable to find and establish new talented artists and songwriters, its operating results may be adversely affected. Competition with other entertainment companies to identify, sign and retain such talent is intense as is the competition to sell their music. In the Pictures segment, high demand for top talent continues to contribute to increases in the cost of producing motion picture and television product. Competition with other entertainment companies to acquire motion picture and television product is intense and could result in increased acquisition-related spending. Overall increases in production and acquisition costs of the Pictures segment’s products, as well as increases in the costs to market these products, may adversely impact the segment’s operating results.

The continuing decline in physical media sales of audio and video content and the adoption of new technologies by consumers may adversely affect operating results in Sony’s Music and Pictures segments.

Industry-wide trends such as the general maturation of physical media formats, including CD, DVD and Blu-ray Disc™ formats, the shift to digital distribution of audio and video content, and increased competition for retailer shelf space have contributed to and may continue to contribute to an industry-wide decline in the worldwide sales of physical media formats. In addition, rapid changes in technology and the adoption of new technology by consumers have impacted the timing and manner in which consumers acquire and view entertainment products. While alternative models for selling entertainment content have emerged, such as kiosk and mail order rentals, subscription streaming services, and other legal digital distribution to mobile and other Internet connected devices, these revenue streams may not be sufficient to offset the decline in physical media sales that has affected and may continue to affect the operating results of Sony’s Music and Pictures segments and disc manufacturing business.

Operating results of Sony’s Pictures segment may be adversely affected by changes in advertising markets or by the failure to renew, or renewal on less favorable terms of, television carriage contracts (broadcasting agreements).

The strength of the advertising market can fluctuate in response to the economic prospects of specific advertisers or industries, advertisers’ current spending priorities and the economy in general, and this may adversely affect the Pictures segment’s television revenues. The Pictures segment’s television operations, including its worldwide television networks, derive substantial revenues from the sale of advertising on a variety of platforms. A decline in overall spending within the advertising market may have a direct adverse effect on the Pictures segment’s television networks’ revenues. The Pictures segment also recognizes sales from the licensing of its image-based software, including its motion picture and television content, to U.S. and international television network customers. A decline in the advertising market may also adversely affect third-party television networks’ ability to generate advertising and subscription revenues, which may result in lower license fees paid by these networks for Sony’s image-based software content.

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

Sony’s Financial Services segment operates in industries subject to comprehensive regulation and supervision, including the Japanese insurance and banking industries. Future developments or changes in laws, regulations, or policies and their effects are unpredictable and may lead to increased compliance costs or limitations on operations in the Financial Services segment. Due to Sony’s common branding strategy, compliance failures in any of its businesses within the Financial Services segment may have an adverse impact on the overall business reputation of the Financial Services segment. Furthermore, additional compliance costs may adversely affect the operating results of the Financial Services segment. In addition, Sony Corporation’s ability to receive funds from its affiliate Sony Financial Holdings in the form of financial support or loans is restricted by guidelines issued by regulatory agencies in Japan. If these regulations change in the future, it may further reduce Sony Corporation’s ability to receive funds for its use.

Declines in the value of equity securities may have an adverse impact on Sony’s operating results and financial condition, particularly in Sony’s Financial Services segment.

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

For equity securities held by Sony outside of the Financial Services segment, a decrease in fair value could result in a non-cash impairment charge. Any such charge may adversely affect Sony’s operating results and financial condition.

Changes in interest rates may significantly affect the operating results and financial condition of Sony’s Financial Services segment.

Sony’s Financial Services segment engages in asset liability management (“ALM”) in an effort to manage its investment assets in a manner appropriate to its liabilities, which arise from the insurance policies that Sony’s Financial Services segment underwrites in both its life insurance and non-life insurance businesses and the deposits, borrowings and other liabilities in its banking business. ALM considers the long-term balance between assets and liabilities in an effort to ensure stable returns. Any failure to appropriately conduct its ALM activities, or any significant changes in market conditions beyond what its ALM may reasonably address, may have an adverse effect on the financial condition and operating results of the Financial Services segment. In particular, because Sony Life’s liabilities to policyholders generally have longer durations than its investment assets, which are concentrated in long-term Japanese national government bonds, lower interest rates tend to reduce yields on Sony Life’s investment portfolio while guaranteed yields (assumptions used for calculation of policy reserve provisions) remain generally unchanged on outstanding policies. As a result, Sony Life’s profitability and long-term ability to meet policy commitments may be adversely affected.

The investment portfolio within Sony’s Financial Services segment exposes Sony to a number of additional risks other than the risks related to declines in the value of equity securities and changes in interest rates.

In the Financial Services segment, generating stable investment income is important to its operations, and the Financial Services segment’s investments are concentrated in long-term Japanese national government bonds, although it also has investments in a variety of asset classes, including shorter-term Japanese national government bonds, Japanese local government and corporate bonds, foreign government and corporate bonds, Japanese stocks, loans and real estate. In addition to risks related to changes in interest rates and the value of equity securities, the Financial Services segment’s investment portfolio exposes itself to a variety of other risks, including foreign exchange risk, credit risk and real estate investment risk, any or all of which may have an adverse effect on the operating results and financial condition of the Financial Services segment. For example, mortgage loans account for 88.7 percent of the total loan balance or 42.7 percent of the total assets of Sony Bank Inc. (“Sony Bank”) as of March 31, 2013. An increase in non-performing loans or a decline in the prices of real estate, the collateral for these mortgage loans provided by Sony Bank, may have an adverse effect on the creditworthiness of Sony Bank’s loan portfolio and increase credit-related costs for Sony Bank.

Differences between actual and assumed policy benefits and claims may require Sony’s Financial Services segment to increase policy reserves in the future.

The life insurance and non-life insurance businesses of the Financial Services segment establish policy reserves for future benefits and claims based on the Insurance Business Act of Japan and related regulations. These reserves are calculated based on many assumptions and estimates, including the frequency and timing of the event covered by the policy, the amount of benefits or claims to be paid and the investment returns on the assets these businesses purchase with the premiums received. These assumptions and estimates are inherently uncertain, and the Financial Services segment cannot determine with precision the ultimate amounts that it will be required to pay for, or the timing of payment of, actual benefits and claims, or whether the assets supporting the policy liabilities will grow at the level assumed prior to the payment of benefits or claims. The frequency and timing of an event covered by a policy and the amount of benefits or claims to be paid are subject to a number of risks and uncertainties, many of which are outside of its control, including:

•	changes in trends underlying its assumptions and estimates, such as mortality and morbidity rates;

•	the availability of sufficient reliable data and its ability to correctly analyze the data;

•	the selection and application of appropriate pricing and rating techniques; and

•	changes in legal standards, claim settlement practices and medical care expenses.

If the actual experience of the insurance businesses becomes significantly less favorable than their assumptions or estimates, their policy reserves may be inadequate. Any changes in regulatory guidelines or standards with respect to the required level of policy reserves may also require that the insurance businesses establish policy reserves based on more stringent assumptions, estimates or actuarial calculations. Such events may result in a need to increase provisions for policy reserves, which may have an adverse effect on the operating results and financial condition of the Financial Services segment. Furthermore, actual insurance claims that are higher than the estimated provision for policy reserves due to the occurrence of catastrophic events such as earthquakes or pandemic diseases in Japan may have an adverse effect on the operating results and financial condition of the Financial Services segment.

Sony’s physical facilities and information systems are subject to damage as a result of catastrophic disasters, outages, malfeasance or similar events. Such an unexpected catastrophic event may also lead to supply chain and production disruptions as well as lower demand from commercial customers, resulting in an adverse impact on Sony’s operating results.

Sony’s headquarters and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the risk of earthquakes is relatively high compared to other parts of the world. In addition, offices and facilities used by Sony, its service providers and business partners, including those used for network, telecommunications and information systems infrastructure, research and development, material procurement, manufacturing, motion picture and television program production, logistics, sales and services are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of unexpected catastrophic events such as natural disasters, pandemic diseases, terrorist attacks, large-scale power outages and large-scale fires. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it may disrupt Sony’s operations, delay production, interrupt shipments and postpone the recording of sales, and result in large expenses to repair or replace these facilities or offices. In addition, if Sony’s suppliers are damaged by such catastrophic events, Sony may be exposed to supply shortages of raw materials, parts or components, which may result in a reduction or suspension of production, interruption of shipment and delays in product launches. Sony may also be exposed to price increases for raw materials, parts and components, and lower demand from commercial customers.

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

Moreover, as network and information systems have become increasingly important to Sony’s operating activities, the impact that network and information system shutdowns may have on Sony’s operating activities has increased. Shutdowns may be caused by events similar to those described above or other unforeseen events, such as software or hardware defects, computer viruses and computer hacking. For example, Sony’s network services, online game business and websites of certain subsidiaries experienced a series of cyber-attacks that resulted in a temporary interruption in services during the fiscal year ended March 31, 2012.

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

Sony’s brand image, reputation and business may be harmed and Sony may be subject to legal claims if there is loss, disclosure, misappropriation or alteration of or unauthorized access to its customers’ or its business partners’ or its own information, or other breaches of its information security.

Sony makes extensive use of information technology, online services and centralized data processing, including through third-party service providers. The secure maintenance and transmission of customer information is a critical element of Sony’s operations. Sony’s information technology and other systems that maintain and transmit such information, or those of service providers or business partners, and the security of such information possessed by Sony or its business partners may be compromised by a malicious third-party or a man-made or natural event, or impacted by advertent or inadvertent actions or inactions by Sony employees, or those of a third-party service provider or business partner. As a result, customer information may be lost, disclosed, misappropriated, altered or accessed without consent. For example, Sony’s network services, online game business and websites of certain subsidiaries have been subject to cyber-attacks by groups and individuals with a wide range of motives and expertise, resulting, in some instances, in unauthorized access to and the potential or actual theft of customer information.

In addition, Sony, third-party service providers and other business partners process and maintain proprietary Sony business information and data related to Sony’s business, commercial customers, suppliers and other business partners. Sony’s information technology and other systems that maintain and transmit this information, or those of service providers or business partners, and the security of such information possessed by Sony, third-party service providers or other business partners may also be compromised by a malicious third-party or a man-made or natural event, or impacted by advertent or inadvertent actions or inactions by Sony employees or those of a third-party service provider or business partner. As a result, Sony’s business information and customer, supplier, and other business partner data may be lost, disclosed, misappropriated, altered, or accessed without consent.

Further, the confidentiality, integrity and availability of products and services provided by Sony or its service providers or business partners may be compromised by malicious third parties or man-made or natural events, or impacted by advertent or inadvertent actions or inactions by Sony employees or those of a third-party service provider or business partner. For example, Sony’s websites have been subjected to denial-of-service and other attacks.

Any such loss, disclosure, misappropriation or alteration of or access to customers’, business partners’ or other information, or other breach of Sony’s information security including that of its products and services can result in legal claims or legal proceedings, including regulatory investigations and actions, and may have a serious impact on Sony’s brand image and reputation and adversely affect Sony’s businesses, operating results and financial condition. Furthermore, the loss, disclosure, misappropriation or alteration of or access to Sony’s business information, or adverse effects on the confidentiality, integrity, or availability of its products or services, may adversely affect Sony’s businesses, operating results and financial condition.

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

Sony products, such as consumer products, non-consumer products, parts and components, semiconductors, and software as well as network services are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur and as demand increases for mobile products and online services. This trend may increase product quality and liability exposure. Sony’s efforts to manage the rapid advancements in technologies and increased demand for mobile products and online services as well as to control product quality may not be successful. As a result, Sony may incur expenses in connection with, for example, product recalls, and after-sales services. In addition, allegations of safety issues related to Sony products, or lawsuits, regardless of merit, may adversely impact Sony’s brand image and reputation as a producer of high-quality products and services, and, therefore, its operating results and financial condition may suffer. These issues are relevant to Sony products sold directly to customers and also to products of other companies that are equipped with Sony’s components, such as semiconductors.

Sony’s operating results and financial condition may be adversely affected by its employee benefit obligations.

Sony recognizes an unfunded pension obligation for its defined benefit pension plans based on (i) the Projected Benefit Obligation (“PBO”) under each pension plan less (ii) the fair value of the pension plan’s assets, in accordance with the accounting guidance for defined benefit plans. Actuarial gains and losses are amortized and included in pension expenses in a systematic manner over employees’ average remaining service periods. Any decrease of the pension plan asset value due to low returns from investments or increases in the PBO due to a lower discount rate, increases in rates of compensation and changes in certain other actuarial assumptions may increase the unfunded pension obligations and may result in an increase in pension expenses recorded as cost of sales or as a selling, general and administrative expense.

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

Further, Sony’s operating results and financial condition could be adversely affected by future pension funding requirements pursuant to the Japanese Defined Benefit Corporate Pension Plan Act (“Act”). Under the Act, Sony is required to meet certain financial criteria including periodic actuarial revaluation and annual settlement of gains or losses of the plan. In the event that the actuarial reserve required by law exceeds the fair value of pension plan assets and that the fair value of pension assets may not be recovered within a certain moratorium period permitted by laws and/or special legislative decree, Sony may be required to make an additional contribution to the plan, which may reduce cash flows. Similarly, if Sony is required to make an additional contribution to a foreign plan to meet any funding requirements in accordance with local laws and regulations in each country, Sony’s cash flows might be adversely affected. If Sony is required to increase cash contributions to its pension plans when actuarial assumptions, such as an expected long-term rate of return of the pension plan assets, are updated for purposes of determining statutory contributions, it may have an adverse impact on Sony’s cash flows.

Further losses in jurisdictions where Sony has established valuation allowances against deferred tax assets, the inability of Sony to fully utilize its deferred tax assets, exposure to additional tax liabilities or changes in Sony’s tax rates could adversely affect net income (loss) attributable to Sony Corporation’s stockholders and Sony’s financial condition.

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

Deferred tax assets are evaluated on a jurisdiction by jurisdiction basis. In certain jurisdictions, Sony has established valuation allowances against deferred tax assets, including net operating loss carryforwards, where it has concluded that the deferred tax assets are not more likely than not to be realized. A large net loss attributable to Sony Corporation’s shareholders was recorded in the fiscal years ended March 31, 2011 and 2012 due to the recording of a non-cash tax expense related to the establishment of valuation allowances against deferred tax assets, predominantly in Japan and the U.S. As of March 31, 2013, Sony had valuation allowances principally in the following jurisdictions: (1) Sony Corporation and its national filing group in Japan, as well as for local taxes in a number of Japanese subsidiaries; (2) Sony Americas Holding Inc. and its consolidated tax filing group in the U.S.; (3) Sony Mobile in Sweden; and (4) Sony Europe Limited in the U.K. In jurisdictions where valuation allowances have been established, no tax benefit will be recorded against any continuing losses and as a result, net income (loss) attributable to Sony Corporation’s stockholders and Sony’s financial condition could be adversely affected.

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

Sony has a significant amount of goodwill, intangible assets and other long-lived assets. A decline in financial performance, market capitalization or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges. Sony tests goodwill and intangible assets that are determined to have an indefinite life for impairment during the fourth quarter of each fiscal year and assesses whether factors or indicators, such as unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, have become apparent that would require an interim test. The recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value.

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

Sony’s products incorporate a wide variety of technologies. Claims have been and may be asserted against Sony that such technology infringes the intellectual property owned by others. Such claims may be asserted by competitors to protect their products and services and/or as a business strategy to seek a competitive advantage, or by other patent holders, particularly as markets become more competitive, and products evolve to include new technologies and enhanced functionality that incorporate an increasing amount of intellectual property. Such claims might require Sony to enter into settlement or license agreements, to pay significant damage awards, and/or to face a temporary or permanent injunction prohibiting Sony from marketing or selling certain of its products, which may have an adverse effect on Sony’s business, operating results, financial condition and reputation.

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

•

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act which requires annual disclosures related to “Conflict Minerals” and their derivatives that are necessary to the functionality or production of products manufactured by Sony. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and other minerals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo or adjoining countries.

Additionally, there is a growing global consumer focus on companies’ social responsibilities. In particular, there is growing interest regarding labor practices, including work environments at consumer electronics components’ manufacturers and ODM/OEM product manufacturers operating in the Asian region.

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

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining Sony’s accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of the shares underlying the American Depositary Shares (“ADSs”), only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying ADSs in accordance with the instructions of ADS holders and will pay the dividends and distributions collected from Sony. However, ADS holders will not be able to bring a derivative action, examine Sony’s accounting books and records, or exercise appraisal rights through the depositary.

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

In November 1993, Sony established Sony Computer Entertainment Inc. (“SCEI”) in Japan.

In January 2000, acquisition transactions by way of a share exchange were completed such that three subsidiaries which had been listed on the TSE — SMEJ, Sony Chemicals Corporation (currently Sony Chemical & Information Device Corporation), and Sony Precision Technology Inc. (which was merged into

Sony EMCS Corporation) — became wholly-owned subsidiaries of Sony Corporation. In September 2012, Sony Corporation completed the sale of certain of its chemical products businesses, including Sony Chemical & Information Device Corporation to Development Bank of Japan Inc.

In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which was intended to be linked to the economic value of Sony Communication Network Corporation. All shares of the subsidiary tracking stock were terminated and converted to shares of common stock of Sony Corporation in December 2005. The subsidiary was listed on the Mother’s market of the TSE in December 2005 (and has been traded on the First Section of the TSE since January 2008) and was renamed So-net Entertainment Corporation (“So-net”) in October 2006. In January 2013, Sony Corporation acquired all of the common shares of So-net through a tender offer and subsequent share exchange and, as a result of the acquisition, So-net became a wholly-owned subsidiary of Sony Corporation. In October 2001, Sony Ericsson Mobile Communications AB (“Sony Ericsson”), a 50-50 joint venture company between Sony Corporation and Telefonaktiebolaget LM Ericsson (“Ericsson”) of Sweden, was established. In February 2012, Sony acquired Ericsson’s 50 percent equity interest in Sony Ericsson. As a result of the acquisition, Sony Ericsson became a wholly-owned subsidiary of Sony and changed its name to Sony Mobile Communications AB (“Sony Mobile”).

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

In December 2009, Sharp Display Products Corporation (“SDP”), a joint venture between Sony Corporation and Sharp Corporation for the production and sale of large-sized LCD panels and modules, was established. Sony’s ownership in SDP was 7 percent. In June 2012, Sony sold all of its shares in SDP to SDP.

In April 2013, Sony Olympus Medical Solutions Inc. (“SOMED”), a medical business venture between Sony Corporation and Olympus Corporation was established in Japan. Sony’s stake in SOMED is 51 percent.

Sony Corporation’s registered office is located at 7-1, Konan 1-chome, Minato-ku, Tokyo 108-0075, Japan, telephone +81-3-6748-2111.

The agent in the U.S. for purposes of this Item 4 is Sony Corporation of America (“SCA”), 550 Madison Avenue, New York, NY 10022 (Attn: Office of the General Counsel).

Principal Capital Investments

In the fiscal years ended March 31, 2011, 2012 and 2013, Sony’s capital expenditures (additions to “Property, plant and equipment” on the balance sheets) were 204.9 billion yen, 295.1 billion yen and 188.6 billion yen, respectively. Sony’s capital expenditures are expected to be approximately 180 billion yen during the fiscal year ending March 31, 2014. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects.” The funding requirements of such various capital expenditures are expected to be financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.

Sony invested approximately 72 billion yen in the semiconductor business during the fiscal year ended March 31, 2013. In June 2012, Sony announced its investment plan of approximately 80 billion yen in Sony Semiconductor Corporation’s Nagasaki Technology Center to increase production capacity for complementary metal-oxide semiconductor (“CMOS”) image sensors. This investment started in the first half of the fiscal year ended March 31, 2013 and is expected to be completed during the first half of the fiscal year ending March 31, 2014. As a result of this investment plan, Sony plans to increase total production capacity for charged coupled devices and CMOS image sensors to approximately 60,000 wafers per month by September 30, 2013.

B.	Business Overview

Sony is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game hardware and software. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales via the Internet. Sony is engaged in the development, production and acquisition, manufacture, marketing, distribution and broadcasting of image-based software, including motion picture, home entertainment and television product. Sony is also engaged in the development, production, manufacture, and distribution of recorded music. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary. In addition to the above, Sony is engaged in a network services business and an advertising agency business in Japan.

Sony realigned its reportable segments from the first quarter of the fiscal year ended March 31, 2013 to reflect modifications to its organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer, Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile Communications segments. In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile Communications segments are reclassified into five newly established segments, namely the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”) and Devices segments, as well as All Other. The previously reported Sony Mobile Communications segment is now included in the MP&C segment as the Mobile Communications category. The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other. For further details, please refer to “Item 5. Operating and Financial Review and Prospects.”

Products and Services

Imaging Products & Solutions

The following table sets forth Sony’s IP&S segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2011		2012		2013
	(Yen in millions)
Digital Imaging Products	628,358	(69.3)	489,526	(64.7)	449,724	(61.9)
Professional Solutions	268,687	(29.6)	256,871	(33.9)	259,899	(35.8)
Other	9,394	(1.1)	10,228	(1.4)	17,151	(2.3)

IP&S Total	906,439	(100.0)	756,625	(100.0)	726,774	(100.0)

Digital Imaging Products:

“Digital Imaging Products” includes compact digital cameras, video cameras and interchangeable single-lens cameras.

Professional Solutions:

“Professional Solutions” includes broadcast- and professional-use products.

Game

SCEI develops, produces, markets and distributes PlayStation®3 (“PS3”), PlayStation®Vita (“PS Vita”), PSP® (PlayStation®Portable) (“PSP”) and PlayStation®2 (“PS2”) hardware, and related package software. Sony Computer Entertainment America LLC (“SCEA”) and Sony Computer Entertainment Europe Ltd. (“SCEE”) market and distribute PS3, PS Vita, PSP and PS2 hardware, and develop, produce, market and distribute related package software locally in the U.S. and Europe. SCEI, SCEA and SCEE enter into licenses with third-party software developers and publishers.

Mobile Products & Communications

The following table sets forth Sony’s MP&C segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2011		2012		2013
	(Yen in millions)
Mobile Communications	—	(—)	77,732	(12.5)	733,622	(60.1)
Personal and Mobile Products	625,200	(99.0)	538,816	(86.6)	480,132	(39.4)
Other	6,314	(1.0)	5,867	(0.9)	6,259	(0.5)

MP&C Total	631,514	(100.0)	622,415	(100.0)	1,220,013	(100.0)

Mobile Communications:

“Mobile Communications” includes mobile phones.

Personal and Mobile Products:

“Personal and Mobile Products” includes personal computers.

On February 15, 2012, Sony acquired Ericsson’s 50 percent equity interest in Sony Ericsson and Sony Ericsson became a wholly-owned subsidiary of Sony and changed its corporate name to Sony Mobile Communications AB (“Sony Mobile”). The financial results above include the sales to outside customers of Sony Mobile from February 16, 2012 through March 31, 2013. Sony Mobile undertakes product research, development, design, marketing, sales, production, distribution and customer services for mobile phones, accessories and applications.

Home Entertainment & Sound

The following table sets forth Sony’s HE&S segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2011		2012		2013
	(Yen in millions)
Televisions	1,200,487	(70.1)	840,359	(65.5)	581,475	(58.5)
Audio and Video	502,684	(29.4)	433,800	(33.8)	405,024	(40.8)
Other	9,153	(0.5)	8,569	(0.7)	7,323	(0.7)

HE&S Total	1,712,324	(100.0)	1,282,728	(100.0)	993,822	(100.0)

Televisions:

“Televisions” includes LCD televisions.

Audio and Video:

“Audio and Video” includes home audio, Blu-ray Disc™ players/recorders, and memory-based portable audio devices.

Devices

The following table sets forth Sony’s Devices segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2011		2012		2013
	(Yen in millions)
Semiconductors	359,321	(46.6)	377,177	(55.7)	301,915	(51.7)
Components	409,165	(53.0)	295,822	(43.7)	271,654	(46.5)
Other	2,864	(0.4)	4,209	(0.6)	10,399	(1.8)

Devices Total	771,350	(100.0)	677,208	(100.0)	583,968	(100.0)

Semiconductors:

“Semiconductors” includes CMOS image sensors, CCDs, system LSIs, small- and medium-sized LCD panels and other semiconductors. Sony transferred small- and medium-sized LCD display businesses to Japan Display Inc. on March 30, 2012.

Components:

“Components” includes batteries, audio/video/data recording media, storage media, optical pickups, chemical products* and optical disk drives. Sony transferred certain of its chemical products businesses, including Sony Chemical & Information Device Corporation to Development Bank of Japan Inc. on September 28, 2012.

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

SPE’s motion picture production organizations include Columbia Pictures, TriStar Pictures, Screen Gems and Sony Pictures Classics. Sony Pictures Digital Production operates Sony Pictures Imageworks, a visual effects and animation unit, and Sony Pictures Animation, a developer and producer of animated films. SPE also manages a studio facility, Sony Pictures Studios, which includes post production facilities, at SPE’s world headquarters in Culver City, California.

Sony Pictures Television (“SPT”) develops, produces, and acquires television programming for broadcast, cable and first-run syndication, including scripted series, unscripted “reality” or “light entertainment,” daytime serials, game shows, animated series, made for television movies and miniseries and other programming. SPT also produces content for the Internet and mobile devices and operates Crackle, a multi-platform video entertainment network focusing on premium video content. Outside the U.S., SPT produces local language programming in markets around the world, some of which are co-produced with local partners, and sells SPE-owned formats in approximately 88 countries. SPT also owns or has investments in television networks with 124 channel feeds, which are available in more than 159 countries worldwide.

Music

Music includes SME, SMEJ, and a 50 percent owned U.S. based joint venture in the music publishing business, Sony/ATV Music Publishing LLC (“Sony/ATV”). SME, a global entertainment company, excluding Japan, is engaged primarily in the development, production, marketing and distribution of recorded music in all commercial formats and genres; SMEJ is a Japanese domestic recorded music business that produces recorded music and music videos through contacts with many artists in all music genres; Sony/ATV is a U.S.-based music publishing business that owns and acquires rights to musical compositions, exploiting and marketing these compositions and receiving royalties or fees for their use.

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

SFH conducts insurance and banking operations primarily through Sony Life, a Japanese life insurance company, Sony Assurance, a Japanese non-life insurance company, and Sony Bank, a Japanese Internet-based bank, which are all wholly-owned by SFH. In November 2010, Sony divested and transferred its leasing business to a newly established joint venture, the majority of which is held by a third-party leasing company, and has been accounted for under the equity method. Most of the credit card business was divested during the fiscal year ended March 31, 2011 except for the “Sony Card” business in Japan, which was taken over by Sony Bank in May 2011.

All Other

All Other consists of various operating activities, including a Blu-ray Disc, DVD and CD manufacturing business, Sony Entertainment Network (“SEN”) service, and So-net (a subsidiary operating an Internet service provider business mainly in Japan). Sony’s products and services are generally unique to a single operating segment.

Sales and Distribution

Electronics*

* The term “Electronics” refers to the sum of the IP&S, Game, MP&C, HE&S and Devices segments.

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

Asia-Pacific:

In Asia-Pacific, Sony’s electronics products and services are marketed through sales subsidiaries including Sony India Private Limited, Sony Electronics of Korea Corporation, and Sony Taiwan Limited.

Other Areas:

In overseas areas other than the U.S., Europe, China and Asia-Pacific, Sony’s electronics products and services are marketed through sales subsidiaries including Sony Middle East & Africa FZE in the United Arab Emirates, Sony Brasil Ltda., Sony de Mexico S.A.de C.V. and Sony of Canada Limited.

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

Pictures

SPE generally retains all rights relating to the worldwide distribution of its internally produced motion picture and television product, including rights for theatrical exhibition, home entertainment distribution, pay and free television exhibition and other markets. SPE also acquires distribution rights to motion picture and television product produced by other companies, and jointly produces and distributes motion picture and television product with other studios, television networks or production companies. These rights may be limited to particular geographic regions, specific forms of media or periods of time.

Within the U.S., SPE uses its own distribution service businesses, Sony Pictures Releasing and Sony Pictures Classics, for the U.S. theatrical release of its motion pictures and for the theatrical release of motion pictures acquired from and produced by others.

Outside the U.S., SPE generally distributes and markets motion pictures through one of its Sony Pictures Releasing International subsidiaries. In certain countries, however, SPE has joint distribution or sub-distribution arrangements with other studios, or arrangements with independent local distributors or other entities.

The worldwide home entertainment distribution of SPE’s motion picture and television product (and product acquired or licensed from others) is handled through Sony Pictures Home Entertainment, except in certain countries where SPE has joint distribution or sub-distribution arrangements with other studios, or arrangements with independent local distributors. Product is distributed in various home media formats including DVD, Blu-rayTM Disc, electronic sell-through and video-on-demand.

The worldwide television distribution of SPE’s motion picture and television product (and product acquired or licensed from others) is handled through SPT. SPE’s library of motion picture and television product is licensed to broadcast television networks, pay and basic cable networks, as well as to subscription and advertising supported Internet television providers.

SPE’s television networks are distributed to multiple distribution platforms such as cable, satellite platforms, Internet Protocol Television (IPTV) systems, and mobile operators for delivery to viewers around the world. These networks generate advertising and subscription revenues.

Music

SME and SMEJ develop, produce, market, and distribute recorded music in various commercial formats. SME and its affiliates conduct business globally under “Columbia Records,” “Epic Records,” “RCA Records,” “Jive Records,” and other labels. SMEJ conducts business in Japan under “Sony Music Records,” “Epic Records Japan,” “SME Records,” “Ki/oon Music,” “Sony Music Associated Records,” and other labels.

Sony owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business through a joint venture with a third-party investor in countries other than Japan primarily under the Sony/ATV name.

Financial Services

Sony Life conducts its life insurance business primarily in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner® sales employees and Partner independent sales agents. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2013, Sony Life employed 4,028 Lifeplanner® sales employees. As of the same date, Sony Life maintained an extensive service network including 91 Lifeplanner® retail offices and 27 regional sales offices in Japan. Sony Life also has representative offices in Beijing and Taipei, which opened in October 2008 and July 2009 respectively, for the purpose of researching the financial and life insurance market in China and Taiwan, respectively. In December 2012, Sony Life sold the business of Sony Life Insurance (Philippines) Corporation, a wholly owned subsidiary of Sony Life, to Paramount Life & General Insurance Corporation which operates insurance businesses in the Republic of the Philippines. As part of its plan to expand its sales of individual annuity products, Sony Life established a Japanese joint venture company with AEGON N.V. The 50-50 joint venture, known as AEGON Sony Life Insurance Co., Ltd. was established in August 2009 and began operations in Japan in December 2009.

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

Sony Bank has conducted banking operations in Japan since June 2001. As an Internet bank focusing on the asset management and borrowing needs of individual customers, Sony Bank offers an array of products and services including yen and foreign currency deposits, investment trusts, mortgages and other individual loans. By using Sony Bank’s transaction channel, the “MONEYKit” service website, account holders can invest and manage assets over the Internet according to their life plans. As part of its plan to respond to its customers’ diverse asset management needs, Sony Bank launched online securities brokerage services through its wholly-owned subsidiary, Sony Bank Securities Inc. (“SBS”), in October 2007. In May 2011, Sony Bank launched a credit card business by taking over Sony’s “Sony Card” business in Japan. On June 1, 2011, Sony Bank acquired Sony’s 57 percent equity interest in SmartLink Network, Inc. (“SLN”), resulting in SLN becoming a consolidated subsidiary of Sony Bank. SLN is an industry-leading provider of credit card settlement services to members of its Internet network. Sony Bank also has a representative office in Sydney, which opened in August 2011, for the purpose of researching the Australian financial market. In August 2012, Sony Bank reached an agreement with Monex Group, Inc. (“Monex Group”) to strengthen its business alliance with Monex, Inc., a wholly owned subsidiary of Monex Group, and to enhance its financial products intermediary services. As part of this transaction, Sony Bank sold all of its shares of SBS to Monex Group.

All Other

Sony DADC Corporation (“Sony DADC”) offers Blu-ray Disc, DVD and CD media replication services as well as digital and physical supply chain solutions to business customers in the entertainment, education, and information industries. Sony Network Entertainment Inc. (“SNEI”) primarily operates the SEN service. So-net provides Internet broadband network services to subscribers as well as creates and distributes content through its portal services to various electronics product platforms (e.g., PCs, mobile phones).

Sales to Outside Customers by Geographic Area

The following table shows Sony’s consolidated sales to outside customers in each of its major markets for the periods indicated. Figures in parentheses indicate the percentage contribution of each region to total worldwide sales and operating revenue.

	Fiscal year ended March 31
	2011		2012		2013
	(Yen in millions)
Japan	2,152,552	(30.0)	2,104,669	(32.4)	2,203,228	(32.4)
United States	1,443,693	(20.1)	1,211,849	(18.7)	1,064,765	(15.7)
Europe	1,539,432	(21.4)	1,268,258	(19.5)	1,362,488	(20.0)
China	562,048	(7.8)	495,101	(7.6)	464,784	(6.8)
Asia-Pacific	726,364	(10.1)	636,489	(9.8)	806,205	(11.9)
Other Areas	757,184	(10.6)	776,846	(12.0)	899,381	(13.2)

Total	7,181,273	(100.0)	6,493,212	(100.0)	6,800,851	(100.0)

Sources of Supply

Sony pursues procurement of raw materials, parts and components to be used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Sony still maintains its general policy of multiple suppliers for important parts and components and, in the fiscal year ended March 31, 2013, Sony continued activities to optimize the number of its suppliers by category to achieve efficiencies and to minimize procurement risk when possible.

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

In line with industry practices of the electronics businesses, almost all of Sony’s consumer-use products that are sold in Japan carry a warranty, generally for a period of one year from the date of purchase, covering repairs, free of charge, in the case of a malfunction in the course of ordinary use of the product. Warranties outside of Japan generally provide coverage for various periods of time depending on the product and the area in which it is marketed. In the case of broadcast- and professional-use products, Sony maintains support contracts with customers in addition to warranties.

To further help ensure customer satisfaction, Sony maintains customer information centers in its principal markets.

Patents and Licenses

Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain licenses are important to Sony’s business, such as those for optical disc-related and smartphone products. With respect to optical disc-related products, Sony products that employ DVD player functions, including PS3 and PS2 hardware, are substantially dependent upon certain patents that relate to technologies specified in the DVD specification and are licensed by MPEG LA LLC, Dolby Laboratories Licensing Corporation and Nissim Corp. Sony products that employ Blu-ray Disc player functions, including PS3 hardware, and that also employ DVD player functions, are substantially dependent upon certain patents that relate to technologies specified in the Blu-ray Disc specification and are licensed by MPEG LA LLC, AT&T Inc. and One-Blue, LLC, in addition to the patents that relate to technologies specified in the DVD specification, as described above. Sony’s smartphone products are substantially dependent upon certain patents that relate to CDMA technologies specified by the standard setting bodies within the telecommunications industry and are licensed by Qualcomm Incorporated. Sony considers its overall license position beneficial to its operations.

Competition

In each of its principal product lines, Sony encounters intense competition throughout the world. Sony believes, however, that in the aggregate it competes successfully and has a major position in all of the principal product lines in which it is engaged, although the strength of its position varies with products and markets. Refer to “Risk Factors” in “Item 3. Key Information.”

Electronics

Sony believes that its product planning and product design expertise, the high quality of its products, its record of innovative product introductions and product improvements, its price competitiveness derived from reductions in manufacturing and indirect costs and its extensive marketing and servicing efforts are important factors in maintaining its competitive position. Sony believes that the success of the game business is determined by the availability of attractive software titles and related content, downloadable content and peripherals. Sony Mobile manufactures and sells mobile handsets, primarily focusing on the smartphone market, specifically products using the Android operating system as a platform. The smartphone market is growing quickly, with smartphones using the Android operating system outperforming the market in overall volume growth. The smartphone market features a fiercely competitive selling environment from established and multinational vendors and from new suppliers of lower-cost products. Many of the retailers and carriers who distribute Sony Mobile’s products also distribute the products of competing mobile handset companies. Sony Mobile believes that its product design capabilities, technological innovation, price competitiveness, user experience and the ecosystem that supports such an experience are key factors in establishing and maintaining a competitive position.

Pictures

SPE faces intense competition from all forms of entertainment and other leisure activities to attract the attention of audiences worldwide. SPE competes with other motion picture studios and, to a lesser extent, with production companies to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products. In motion picture production and distribution, SPE faces competition to obtain exhibition and distribution outlets and optimal release dates for its products. In addition, SPE faces intense competition from other entertainment companies to acquire motion picture and television product from third parties. Competition in television production and distribution is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast and cable networks and other outlets both within and outside of the U.S. Furthermore, broadcast networks in the U.S. continue to produce their own shows internally. This competitive environment may result in fewer opportunities to produce shows for U.S. networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. SPE’s worldwide television networks compete for viewers with broadcast and cable networks, Internet and other forms of entertainment. The growth in the number of networks around the world has increased the competition for advertising and subscription revenues, acquisition of programming, and distribution of SPE’s television networks by cable, satellite and other distribution systems.

Music

Success in the music industry is dependent to a large extent upon the artistic and creative abilities of artists, producers and employees and is subject to the vagaries of public taste. The Music segment’s future competitive position depends on its continuing ability to attract and develop artists who can achieve a high degree of public acceptance.

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

Sony Life, Sony Assurance and Sony Bank may also compete with Japan Post Group, which provides banking and insurance services to individuals. While Japan Post Group has numerous post office locations throughout Japan and has enhanced its banking and insurance services in recent years, the major business domains where it has a competitive advantage have not yet overlapped with Sony’s.

In the Financial Services segment, it is important to maintain a strong and healthy financial foundation for the business as well as to meet diversifying customer needs. Sony Life has maintained a high solvency margin ratio, relative to the Japanese domestic minimum solvency margin ratio requirements. Sony Assurance also has maintained a high solvency margin ratio relative to the Japanese domestic minimum solvency margin ratio requirements. Sony Bank has maintained a sufficient capital adequacy ratio relative to the Japanese domestic criteria.

All Other

Sony DADC is facing intense price competition as well as contraction of the worldwide physical media markets, as storage of digital content shifts from physical media to online servers. In such an environment, Sony DADC is facing the challenges of expanding its digital media services to meet customers’ preferences by taking advantage of digital media innovations as well as the development of digital telecommunication networks and the expansion of Internet services. In network services, Sony believes that the success of the business is determined by the computational power and reliability of secured systems, and the ability to create new experiences via network services, such as the availability of attractive game software titles and a variety of video and music content. So-net faces competition in the Internet service provider business from other service providers in Japan, including telecommunications companies that possess their own telecommunication lines. Rapid technological advancement has created many new opportunities but it has also increased the rate at which new and more efficient services must be brought to market to earn customer approval. Customer price elasticity is high, and users are able to change Internet service providers with increasing ease.

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

In Japan, Sony’s insurance businesses are subject to the Insurance Business Act and approvals and oversight from the Financial Services Agency (“FSA”). The Insurance Business Act specifies the types of businesses insurance companies may engage in, imposes limits on the types and amounts of investments that can be made and requires insurance companies to maintain specified reserves and a minimum solvency margin ratio. In particular, life insurance companies must maintain a premium reserve (for the portion of other than unearned premiums), an unearned premium reserve, a reserve for refunds with respect to certain insurance contracts of life insurance companies specified in such regulations, and a contingency reserve in amounts no lower than the amounts of the “standard policy reserve” as set forth by the regulatory guidelines. The FSA maintains a solvency standard, which is used by Japanese regulators to monitor the financial strength of insurance companies. The methods for calculating total solvency margin and total risk were revised to increase the strictness of margin inclusion, and make risk measurement stricter and more sensitive and were mandatory from the end of the fiscal year ended March 31, 2012. Non-life insurance companies are also required to provide a policy reserve. The primary purpose of the Insurance Business Act and related regulations is to protect policyholders, not shareholders. Sony Bank is also subject to regulation by the FSA under the Banking Act of Japan, including the requirement that it maintain a minimum capital adequacy ratio in accordance with capital adequacy guidelines adopted by the FSA based on the Basel II agreement, and new guidelines based on the Basel III agreement will be applied from March 31, 2014. The FSA has broad regulatory powers over insurance and banking businesses in Japan, including the authority to grant or revoke operating licenses and to request information and conduct onsite inspections of books and records. Sony’s subsidiaries in the Financial Services segment are subject to the Japanese Insurance Business Act and Banking Act that require insurance and business companies to maintain their financial credibility and to secure protection for policy holders and depositors in view of the public nature of insurance and banking services. As such, lending and borrowing between subsidiaries in the Financial Service segment and the other companies within Sony Group is limited. In addition, Sony’s telecommunication businesses in Japan are subject to approvals and oversight from the Ministry of Internal Affairs and Communications, under the Telecommunication Business Act and other regulations related to the Internet businesses and communication methods in Japan.

Social Responsibility Regulations Such as Environmental and Human Rights Regulations

Sony monitors, evaluates, and complies with new environmental requirements that may affect its operations. For example, in Europe, Sony is required to comply with a number of environmental regulations enacted by the EU such as the Restriction of Hazardous Substances (“RoHS”) Directive, the Waste Electrical and Electronic Equipment (“WEEE”) Directive and the Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”) regulation. Similar regulations are being formulated in other areas of the world, including China and South American countries.

Sony has taken steps to address new regulations or governmental policies related to climate change including carbon disclosure, greenhouse gas emission reduction, carbon taxes and energy efficiency for electronics products. For example, Sony has established an internal management system in response to the EU directive on energy-related products and their energy efficiency (“ErP”). Moreover, Japan introduced a regulation for companies with large annual cargo freight transport, such as Sony, to exert efforts to control energy consumption and CO2 emissions from their logistics operations. Additionally, Sony recognizes that emissions reduction programs and trading systems are already established or being considered for legislation in various countries and regions. For example, EU-ETS (European Union), Carbon Price Mechanism (Australia) and the Carbon Reduction Commitment Energy Efficiency Scheme (“CRC”) (UK) are already established, and although Sony is not subject to the scope of application of EU-ETS and the Carbon Price Mechanism, Sony group companies in the UK are subject to the requirements of CRC. In Japan, the Tokyo Metropolitan Government’s cap and trade system, “Obligation to Reduce Absolute Green House Gas Emissions and Emissions Trading System,” went into force in April 2010. This regulation requires large-sized sites in the Tokyo metropolitan area to reduce their average emissions over a five-year period to below a certain threshold and establishes an emission trading scheme to allow regulated entities to meet emission quantity targets set by law. Sony Corporation and Sony Life are subject to this regulation.

Sony also monitors and evaluates newly adopted laws and regulations that may affect its operations applicable to purchasing activities including the procurement of raw materials, with respect to environmental, occupational health and safety, human rights, labor and armed conflict issues, and complies as appropriate.

For example, Sony is taking steps to comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), which requires the disclosure of information regarding certain conflict minerals, as defined by the Act, beginning in 2014 for calendar year 2013.

Also refer to “Risk Factors” in “Item 3. Key Information.”

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Securities Exchange Act of 1934 (the “Exchange Act”), as amended. Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities sanctioned under programs relating to terrorism or the proliferation of weapons of mass destruction. Disclosure is required even where the activities, transactions or dealings are conducted outside the U.S. by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.

Sony is aware that certain transactions during the fiscal year ended March 31, 2013, as described below, may be disclosable pursuant to Section 13(r) of the Exchange Act.

Sony does not customarily allocate net profit on a country-by-country or activity-by-activity basis, other than as set forth in Sony’s consolidated financial statements prepared in accordance with U.S. GAAP; thus, the net profit and loss described below are non-U.S. GAAP figures and are estimated solely for the purpose of preparing this disclosure pursuant to Section 13(r) of the Exchange Act. The information below is to the best of Sony’s knowledge, and Sony in particular may not be aware of all potentially reportable sales by third-party-owned dealers and distributors.

•

During the fiscal year ended March 31, 2013, Sony sold professional broadcast equipment, including cameras, switchers, VTRs, monitors and other associated broadcast equipment and media products for use in television broadcasting, to a third-party-owned dealer in Dubai, which, to the best of Sony’s knowledge, resold that equipment to the Islamic Republic of Iran Broadcasting, which we believe is a parent company of such dealer. Sony’s gross revenue from these sales was approximately 5.2 million U.S. dollars, and Sony has estimated that its net profit from such sales was less than 0.3 million U.S. dollars.

•

During the fiscal year ended March 31, 2013, Sony sold medical instruments, including medical printers, paper and monitors to a third-party-owned dealer in Dubai, which, to the best of Sony’s knowledge, planned to resell those products to the Iranian Ministry of Health. Sony’s gross revenue from these sales was approximately 4.9 million U.S. dollars, and Sony has estimated that its net profit from such sales was less than 0.1 million U.S. dollars.

•

During the fiscal year ended March 31, 2013, Sony sold video security cameras and hard disk products to a third-party-owned dealer in Dubai, which, to the best of Sony’s knowledge, planned to resell those products to the judiciary, Ferdowsi University, Iran Railway, Bank Sepah and Bank Melli in Iran. Such equipment is generally used by purchasers for the purposes of standard building/premises security in fixed locations. During the fiscal year ended March 31, 2013, Sony’s gross revenue from these sales was approximately 2.2 million U.S. dollars, and Sony has estimated that its net profit from such sales was less than 0.1 million U.S. dollars.

•

During the fiscal year ended March 31, 2013, Sony sold video conference equipment to third-party-owned dealers in Dubai, which, to the best of Sony’s knowledge, planned to resell that equipment to the Information Technology Department of the Iranian Police. Sony’s gross revenue from these sales was approximately 0.5 million U.S. dollars, and Sony estimates that it recorded a net loss from such sales.

•

Sony’s small representative office in Tehran, Iran, may engage in certain incidental transactions (for example, permits, utilities, and other similar matters incidental to operating an office in Iran) with Iranian government-owned entities. No material revenues or profits are associated with these transactions with the Iranian government.

Sony is not aware of any other activity, transaction or dealing by Sony Corporation or any of its affiliates during the fiscal year ended March 31, 2013 that is disclosable in this report under Section 13(r) of the Exchange Act. As of the date of this report, Sony does not anticipate that transactions that may be disclosable, as discussed above, will continue during the fiscal year ending March 31, 2014, except for the operation of its representative office and certain transactions through third-party-owned dealers that Sony believes to be intended for the Islamic Republic of Iran Broadcasting and the Iranian Ministry of Health. Nevertheless, in the future, Sony may conduct additional sales activities in Iran through third-party-owned dealers/distributors, which may require disclosure pursuant to Section 13(r) of the Exchange Act. Sony intends to conduct any such sales in accordance with applicable law.

Sony believes that, and maintains policies and procedures designed to ensure that, its transactions with Iran and elsewhere have been conducted in accordance with applicable economic sanctions laws and regulations and do not involve transactions likely to result in the imposition of sanctions or other penalties on Sony. However, there can be no assurance that Sony’s policies and procedures will be effective, and if the relevant authorities were to impose penalties or sanctions against Sony, the impact of such sanctions could be material.

C.	Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

Name of company	Country of incorporation	(As of March 31, 2013) Percentage owned
Sony EMCS Corporation	Japan	100.0
Sony Semiconductor Corporation	Japan	100.0
Sony Marketing (Japan) Inc.	Japan	100.0
Sony Computer Entertainment Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Financial Holdings Inc.	Japan	60.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Americas Holding Inc.	U.S.A.	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Computer Entertainment America LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony Europe Limited	U.K.	100.0
Sony Computer Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Overseas Holding B.V.	Netherland	100.0
Sony Mobile Communications AB	Sweden	100.0
Sony Electronics Asia Pacific Pte. Ltd.	Singapore	100.0

D.	Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land in/on which such offices, plants and warehouses are located are owned by Sony.

The following table sets forth information as of March 31, 2013 with respect to plants used for the production of products mainly for electronics products and services with floor space of more than 500,000 square feet:

Location	Approximate floor space	Principal products produced
	(square feet)
In Japan:

Nagasaki (Sony Semiconductor Corporation — Nagasaki TEC)	2,306,000	CMOS image sensors and other semiconductors

Kumamoto (Sony Semiconductor Corporation — Kumamoto TEC)	2,122,000	CCDs, CMOS image sensors, LCDs and other semiconductors

Kagoshima (Sony Semiconductor Corporation — Kagoshima TEC)	1,767,000	CCDs and other semiconductors

Motomiya, Fukushima (Sony Energy Devices corporation — Motomiya Plant)	961,000	Batteries

Kohda, Aichi (Sony EMCS Corporation — Tokai TEC — Kohda Site)	877,000	Home-use video cameras, compact digital cameras and interchangeable single-lens cameras

Inazawa, Aichi (Sony EMCS Corporation — Tokai TEC — Inazawa Site)	842,000	LCD televisions

Shimotsuke, Tochigi (Sony Energy Devices Corporation — Tochigi Plant)	803,000	Batteries

Koriyama, Fukushima (Sony Energy Devices Corporation — Koriyama Plant)	592,000	Batteries

Kosai, Shizuoka (Sony EMCS Corporation — Tokai TEC — Kosai Site)	548,000	Broadcast-and professional-use video equipment

Kisarazu, Chiba (Sony EMCS Corporation — Kisarazu TEC)	541,000	Blu-ray Disc players/recorders, audio equipment and video conference systems

Location	Approximate floor space	Principal products produced
	(square feet)
Outside of Japan:

Terre Haute, Indiana, U.S.A. (Sony DADC US Inc.)	2,428,000	Blu-ray Disc-ROMs, CDs, DVDs and UMDs (Universal Media Disc)

Huizhou, China (Sony Precision Devices (Huizhou) Co., Ltd.)	1,665,000	Optical pickups and LCDs

Wuxi, China (Sony Electronics (Wuxi) Co., Ltd., Sony Digital Products (Wuxi) Co., Ltd. and Sony (China) Ltd.)	1,882,000	Batteries and compact digital cameras

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	1,163,000	Audio equipment

Tuas, Singapore (Sony Electronics (Singapore) Pte. Ltd.)	810,000	Batteries

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	871,000	LCD televisions, TV components, Blu-ray Disc players/recorders and DVD-players/recorders

Guangzhou, China (Sony Electronics Huanan Co., Ltd.)	707,000	Optical pickups

Beijing, China (Sony Mobile Communications Co., Ltd.)	688,000	Mobile phones

In addition to the above facilities, Sony has a number of other plants for electronic products throughout the world. Sony owns research and development facilities, and employee housing and recreation facilities, as well as Sony Corporation’s headquarters main building, with a total floor space of approximately 1,753,000 square feet, in Tokyo, Japan, where administrative functions and product development activities are carried out. In February 2013, Sony sold its Sony City Osaki office building and premises (“Sony City Osaki”) in Tokyo. In connection with the sale, Sony entered into an agreement to lease the building for a period of five years after the sale. SCEI has its corporate headquarters in Sony Corporation’s headquarters main building and leases its corporate buildings located in Tokyo, where administrative functions, product development, and software development are carried out. SCEA and SCEE lease their offices in the U.S. and Europe, respectively.

SPE’s corporate offices and motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates a studio facility, Sony Pictures Studios, with aggregate floor space of approximately 1,608,000 square feet. SPE also leases office space and motion picture and television support facilities from third parties and affiliates of Sony Corporation in various worldwide locations. SPE’s film and videotape storage operations are located in various leased locations in the U.S. and Europe.

SME’s corporate offices are headquartered in New York, NY where it leases office space from SCA. SME also leases office space from third parties in various locations worldwide.

In March 2013, SCA exercised its option to purchase its U.S. headquarters building at 550 Madison Avenue in New York City (“Sony’s U.S. headquarters building”), which was leased from a variable interest entity (“VIE”) that was consolidated by Sony. Concurrent with the exercise of the purchase option, SCA completed the sale of the building to a third party. In connection with the sale, SCA entered into an agreement to lease the building for a period of three years after the sale. Most of SMEJ’s offices, including leased premises, are located in Tokyo, Japan.

During the fiscal year ended March 31, 2013, Sony ceased manufacturing at two manufacturing sites in Japan. Sony Chemical & Information Device Corporation-Kanuma Plant was sold to Dexerials Corporation. Sony EMCS Corporation-Minokamo Plant was closed. Operations at the Sony Device Technology (Thailand) Co., Ltd.-Bangkadi Technology Center and Sony Technology (Thailand) Co., Ltd.-Ayuthaya Technology Center have been stopped due to the 2011 floods in Thailand (the “Floods”).

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Operating Results for the Fiscal Year Ended March 31, 2013 compared with the Fiscal Year Ended March 31, 2012

For the fiscal year ended March 31, 2013, consolidated sales increased year-on-year primarily due to the impact of consolidating Sony Mobile Communications AB (“Sony Mobile”, formerly known as Sony Ericsson Mobile Communication AB (“Sony Ericsson”)) as a wholly-owned subsidiary, the favorable impact of foreign exchange rates and an increase in financial services revenue in the Financial Services segment. Consolidated operating income was recorded, compared to a loss in the previous fiscal year primarily due to the recording of sale and remeasurement gains associated with the sale of assets. Net income attributable to Sony Corporation’s stockholders was recorded, compared to a net loss in the previous fiscal year.

Sony realigned its reportable segments from the first quarter of the fiscal year ended March 31, 2013 to reflect modifications to its organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile Communications segments. In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile Communications segments are reclassified into five newly established segments, namely the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”) and Devices segments, as well as All Other. The previously reported Sony Mobile Communications segment is now included in the MP&C segment as the Mobile Communications category. The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other. In this section, the term “Electronics” refers to the sum of the IP&S, Game, MP&C, HE&S and Devices segments.

In connection with this realignment, both sales and operating revenue (“Sales”) and operating income (loss) of each segment in the fiscal year ended March 31, 2012 and in the fiscal year ended March 31, 2011 have been revised to conform to the presentation for the fiscal year ended March 31, 2013.

Operating Performance

	Fiscal year ended March 31
	2012	2013	Percent change
	(Yen in billions)
Sales and operating revenue	6,493.2	6,800.9	+4.7%
Equity in net loss of affiliated companies	(121.7)	(6.9)	—
Operating income (loss)	(67.3)	230.1	—
Income (loss) before income taxes	(83.2)	245.7	—
Net income (loss) attributable to Sony Corporation’s stockholders	(456.7)	43.0	—

Sales

Sales were 6,800.9 billion yen, an increase of 4.7 percent compared to the previous fiscal year (“year-on-year”). This increase was primarily due to the impact of consolidating Sony Mobile as a wholly-owned subsidiary, the favorable impact of foreign exchange rates and an increase in financial services revenue in the Financial Services segment. Partially offsetting the increase in sales was a decrease in unit sales of key electronics products and the negative impact resulting from the sales of the small- and medium-sized display business and the chemical products related business. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

During the fiscal year ended March 31, 2013, the average rates of the yen were 83.1 yen against the U.S. dollar and 107.2 yen against the euro, which were 6.1 percent lower and 0.3 percent higher, respectively, than the previous fiscal year.

“Sales” in the analysis of the ratio of “cost of sales” to sales, the ratio of “research and development costs” to sales, and the ratio of “selling, general and administrative expenses (“SGA expenses”)” to sales refers only to the “net sales” and “other operating revenue” portions of consolidated sales (which excludes financial services revenue). This is because “financial services expenses” are recorded separately from cost of sales and SGA expenses in the consolidated financial statements. The calculations of all ratios below that pertain to reportable segments include intersegment transactions.

Cost of Sales, Selling, General and Administrative Expenses and Other Operating (Income) Expense, net

Cost of sales for the fiscal year ended March 31, 2013 increased by 99.0 billion yen, or 2.3 percent year-on-year, to 4,485.4 billion yen, and the ratio of cost of sales to sales improved year-on-year from 78.0 percent to 77.4 percent.

Research and development costs (all research and development costs are included within cost of sales) increased by 40.1 billion yen, or 9.3 percent year-on-year, to 473.6 billion yen, mainly due to the consolidation of Sony Mobile from February 16, 2012. The ratio of research and development costs to sales was 8.2 percent compared to 7.7 percent in the fiscal year ended March 31, 2012.

SGA expenses increased by 81.7 billion yen, or 5.9 percent year-on-year, to 1,457.6 billion yen, mainly due to the impact of the depreciation of the yen and an increase in restructuring charges related mainly to employee termination benefits. The ratio of SGA expenses to sales deteriorated year-on-year from 24.5 percent to 25.1 percent.

Other operating (income) expense, net resulted in income of 235.2 billion yen, compared with income of 59.6 billion yen in the previous fiscal year. This increase was mainly due to a 122.2 billion yen gain from the sale of certain shares of M3, Inc. (“M3”) and the subsequent remeasurement of Sony’s remaining interest in M3, formerly a consolidated subsidiary, a 691 million U.S. dollar (65.5 billion yen) gain on the sale of Sony’s U.S. headquarters building, a 42.3 billion yen gain on the sale of Sony City Osaki in Tokyo and a 9.1 billion yen gain on the sale of the chemical products related business. Refer to Note 5, 8 and 20 of the consolidated financial statements.

Equity in Net Income (Loss) of Affiliated Companies

For the fiscal year ended March 31, 2013, equity in net loss of affiliated companies, decreased 114.7 billion yen year-on-year to 6.9 billion yen. This improvement was primarily due to the absence of equity in net loss for S-LCD Corporation (“S-LCD”) of 64.1 billion yen and equity in net loss for Sony Ericsson of 57.7 billion yen, which were both accounted for under the equity method in the previous fiscal year.

Operating Income (Loss)

For the fiscal year ended March 31, 2013, operating income of 230.1 billion yen was recorded, compared to an operating loss of 67.3 billion yen in the previous fiscal year. This significant improvement was primarily due to the recording of sale and remeasurement gains associated with the sale of assets undertaken as a part of Sony’s efforts to transform its business portfolio and strengthen its financial structure, a decrease in losses from Televisions in accordance with the Television Profitability Improvement Plan, and an improvement in the operating results of the Devices segment, the Financial Services segment and the Pictures segment. Operating results of the MP&C segment, the Game segment and the IP&S segment deteriorated. A 102.3 billion yen remeasurement gain associated with obtaining control of Sony Mobile was recorded in the MP&C segment in the previous fiscal year. For further details, see the “Operating Performance by Business Segment”.

Operating results for the current fiscal year included a net benefit of 40.0 billion yen from insurance recoveries related to damages and losses incurred from the floods in Thailand (the “Floods”), which took place in the previous fiscal year.

Other Income and Expenses

For the fiscal year ended March 31, 2013, other income increased by 45.2 billion yen, or 192.4 percent year-on-year, to 68.7 billion yen, while other expenses increased by 13.7 billion yen, or 34.7 percent year-on-year, to 53.1 billion yen. The net amount of other income and other expenses was income of 15.6 billion yen, compared to an expense of 15.9 billion yen in the fiscal year ended March 31, 2012. The change from other expense, net to other income, net was primarily due to an increase in gain on sale of securities investments partially offset by an increase in net foreign exchange loss. The sale of securities investments in the current fiscal year included a 40.9 billion yen gain on the sale of Sony’s shares in DeNA Co., Ltd. (“DeNA”), which were sold in March 2013.

A net foreign exchange loss of 10.4 billion yen was recorded, compared to a loss of 5.1 billion yen for the previous fiscal year. This loss was mainly due to losses related to routine derivative contracts entered into to reduce risk caused by foreign exchange rate fluctuations.

Interest and dividends in other income of 22.0 billion yen was recorded in the fiscal year ended March 31, 2013, an increase of 6.9 billion yen, or 45.6 percent year-on-year. Interest recorded in other expenses totaled 26.7 billion yen, an increase of 3.2 billion yen, or 13.8 percent year-on-year.

Income (Loss) before Income Taxes

For the fiscal year ended March 31, 2013, income before income taxes was 245.7 billion yen, compared to a loss of 83.2 billion yen in the previous fiscal year.

Income Taxes

During the current fiscal year, Sony recorded 141.5 billion yen of income tax expense. As of March 31, 2012, Sony had established a valuation allowance against certain deferred tax assets for Sony Corporation and its national tax filing group in Japan, the consolidated tax filing group in the U.S., and certain other subsidiaries. During the current fiscal year, certain of these tax filing groups and subsidiaries incurred losses, and as such Sony continued to not recognize the associated tax benefits. As a result, Sony’s effective tax rate for the current fiscal year exceeded the Japanese statutory tax rate. Income tax expense decreased 173.7 billion yen as compared to the previous fiscal year, which was primarily due to a non-cash charge recorded in the previous fiscal year to establish a valuation allowance of 260.3 billion yen against certain deferred tax assets held by subsidiaries in the U.S., Japan and the U.K. Refer to Note 21 of the consolidated financial statements.

Net Income (loss) attributable to Sony Corporation’s stockholders

For the fiscal year ended March 31, 2013, the net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 43.0 billion yen, compared to a net loss of 456.7 billion yen in the previous fiscal year.

Net income attributable to noncontrolling interests of 61.1 billion yen was recorded, an increase of 2.9 billion yen year-on-year. This increase was mainly due to the increased income at Sony Financial Holdings, Inc. (“SFH”), for which there is a noncontrolling interest of 40 percent. For details of operating results in the Financial Services segment, refer to “Operating Performance by Business Segment” below.

Basic net income per share attributable to Sony’s stockholders was 42.80 yen and diluted net income per share attributable to Sony Corporation’s stockholders was 40.19 yen compared with basic and diluted net losses per share of 455.03 yen, respectively, in the previous fiscal year. Refer to Note 22 of the consolidated financial statements.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 28 of the consolidated financial statements.

Business Segment Information

	Fiscal year ended March 31
	2012	2013	Percent change
	(Yen in billions)
Sales and operating revenue
Imaging Products & Solutions	761.3	730.4	–4.1%
Game	805.0	707.1	–12.2
Mobile Products & Communications*	622.7	1,257.6	+102.0
Home Entertainment & Sound	1,283.2	994.8	–22.5
Devices	1,026.6	848.6	–17.3
Pictures	657.7	732.7	+11.4
Music	442.8	441.7	–0.2
Financial Services	871.9	1,007.7	+15.6
All Other	530.3	588.8	+11.0
Corporate and Elimination	(508.2)	(508.6)	—

Consolidated	6,493.2	6,800.9	+4.7

	Fiscal year ended March 31
	2012	2013	Percent change
	(Yen in billions)
Operating income (loss)
Imaging Products & Solutions	18.6	1.4	–92.3%
Game	29.3	1.7	–94.1
Mobile Products & Communications**	7.2	(97.2)	—
Home Entertainment & Sound	(203.2)	(84.3)	—
Devices	(22.1)	43.9	—
Pictures	34.1	47.8	+40.1
Music	36.9	37.2	+0.9
Financial Services	131.4	145.8	+10.9
All Other	(54.1)	91.0	—

Sub-Total	(21.8)	187.4	—
Corporate and Elimination***	(45.4)	42.7	—

Consolidated	(67.3)	230.1	—

* The Mobile Products & Communications segment sales do not include sales of Sony Ericsson from April 1, 2011 through February 15, 2012.

** The Mobile Products & Communications segment’s operating income for the fiscal year ended March 31, 2012 includes Sony’s equity results for Sony Ericsson through February 15, 2012 and the operating income (loss) from February 16, 2012 through March 31, 2012 for Sony Mobile, as well as the remeasurement gain associated with obtaining control of Sony Mobile.

*** Corporate and Elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile acquisition, which are not allocated to segments.

Imaging Products & Solutions

For the fiscal year ended March 31, 2013, sales decreased 4.1 percent year-on-year to 730.4 billion yen. This decrease was primarily due to a significant decrease in unit sales of compact digital cameras, reflecting a contraction of the low-end of the market, as well as a significant decrease in unit sales of video cameras reflecting a contraction of the market, partially offset by significantly higher sales of interchangeable single-lens cameras and the favorable impact of foreign exchange rates.

Operating income decreased 17.2 billion yen year-on-year to 1.4 billion yen. This significant decrease was mainly due to the impact of the above-mentioned decrease in sales and an increase in restructuring charges. Restructuring charges, net, increased 11.5 billion yen year-on-year to 12.8 billion yen.

Below are the sales to outside customers by product category and unit sales of major products:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2012		2013		Percent change
	(Yen in millions)
Digital Imaging Products	489,526	(64.7)	449,724	(61.9)	–8.1%
Professional Solutions	256,871	(33.9)	259,899	(35.8)	+1.2
Other	10,228	(1.4)	17,151	(2.3)	+67.7

IP&S Total	756,625	(100.0)	726,774	(100.0)	–3.9

Unit sales of major products

	Fiscal year ended March 31
	2012	2013	Unit change	Percent change
	(Units in millions)
Home-use video cameras within Digital Imaging Products	4.4	3.7	–0.7	–15.9%
Compact digital cameras within Digital Imaging Products	21.0	15.0	–6.0	–28.6

Game

For the fiscal year ended March 31, 2013, sales decreased 12.2 percent year-on-year to 707.1 billion yen. Sales to external customers decreased 22.5 percent year-on-year. This significant decrease was primarily due to a decrease in unit sales of PlayStation®3 (“PS3”) hardware and PSP® (PlayStation Portable) (“PSP”) hardware and software, as well as PlayStation®Vita (“PS Vita”) hardware, partially offset by the favorable impact of foreign exchange rates.

Operating income decreased 27.6 billion yen year-on-year to 1.7 billion yen. This significant decrease was primarily due to the above-mentioned decrease in sales of PSP hardware and software as well as the impact of a strategic price reduction for the PS Vita, enacted in Japan in February 2013. Below are the unit sales of each platform within the segment:

Unit sales of each platform within the segment

	Fiscal year ended March 31
	2012	2013	Unit change	Percent change
	(Units in millions)
Hardware
Computer Entertainment System (PS3 /PS2)	18.0	16.5	–1.5	–8.3%
Portable Entertainment System (PS Vita / PSP)	6.8	7.0	+0.2	+2.9
Software*
Computer Entertainment System (PS3 /PS2)	164.5	153.9	–10.6	–6.4
Portable Entertainment System (PS Vita / PSP)	32.2	28.8	–3.4	–10.6

* Network downloaded software is not included within unit software sales in the table above. PS Vita hardware and software are not included in the sales for the fiscal year ended March, 31, 2012 in the table above.

Mobile Products & Communications

For the fiscal year ended March 31, 2013, sales increased 102.0 percent year-on-year to 1,257.6 billion yen. This significant increase was primarily due to the impact of consolidating Sony Mobile as a wholly-owned subsidiary, partially offset by lower sales of PCs resulting from a decline in unit sales.

On a pro forma basis, had Sony Mobile been fully consolidated for the entire previous fiscal year, segment sales would have increased approximately 18 percent. This significant increase was due to an increase in sales of mobile phones primarily resulting from higher average selling prices, reflecting a product portfolio shift to smartphones from feature phones, and higher unit sales of smartphones, partially offset by lower sales of PCs.

Operating loss of 97.2 billion yen was recorded, compared to operating income of 7.2 billion yen in the previous fiscal year. This significant deterioration was primarily due to the inclusion of a 102.3 billion yen remeasurement gain associated with obtaining control of Sony Mobile in the previous fiscal year, the above-mentioned decrease in sales of PCs and the unfavorable impact of foreign exchange rates. The depreciation of the yen unfavorably impacted operating results, primarily because the proportion of U.S. dollar-based costs to total costs was higher than the proportion of U.S. dollar-based revenue to total revenue in the MP&C segment. Restructuring charges, net, increased 3.9 billion yen year-on-year to 5.9 billion yen.

On a pro forma basis, had Sony Mobile been fully consolidated for the entire previous fiscal year, operating loss would have been approximately 102.0 billion yen. This loss does not include the above-mentioned 102.3 billion yen remeasurement gain. The decrease in operating loss compared to the previous fiscal year on a pro forma basis was primarily due to the impact of the above-mentioned increase in sales of mobile phones, partially offset by the impact of the lower sales of PCs.

Below are the sales to outside customers by product category and the unit sales of major products:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2012		2013		Percent change
	(Yen in millions)
Mobile Communications*	77,732	(12.5)	733,622	(60.1)	+843.8%
Personal and Mobile Products	538,816	(86.6)	480,132	(39.4)	–10.9
Other	5,867	(0.9)	6,259	(0.5)	+6.7

MP&C Total	622,415	(100.0)	1,220,013	(100.0)	+96.0

* Sales for Mobile Communications during the fiscal year ended March 31, 2012 were sales after the consolidation of Sony Mobile from February 16, 2012 through March 31, 2012.

Unit sales of major products

	Fiscal year ended March 31
	2012		2013	Unit change	Percent change
	(Units in millions)
Smartphones within Mobile Communications	22.5	*	33.0	+10.5	+46.7
PCs within Personal and Mobile Products	8.4		7.6	–0.8	–9.5%

* Unit sales of smartphones during the fiscal year ended March 31, 2012 includes the sales of Sony Ericsson for the full year.

Home Entertainment & Sound

For the fiscal year ended March 31, 2013, sales decreased 22.5 percent year-on-year to 994.8 billion yen. This significant decrease was primarily due to a significant decrease in LCD television unit sales.

Operating loss decreased 118.9 billion yen year-on-year to 84.3 billion yen. This significant improvement in operating results was primarily due to the absence of 64.1 billion yen of equity in net loss for S-LCD recorded in the previous fiscal year and reductions in LCD panel related expenses and operating expenses. Included in the reduction of LCD panel related expenses was the impact of not having incurred any expenses for the low capacity utilization of S-LCD in the fiscal year ended March 31, 2013. The above initiatives were conducted in accordance with the Television Profitability Improvement Plan announced in November 2011. Restructuring charges, net, increased 7.0 billion yen year-on-year to 12.4 billion yen.

In Televisions, sales decreased 30.8 percent year-on-year to 581.5 billion yen and operating loss* decreased 137.9 billion yen year-on-year to 69.6 billion yen.

* The operating loss in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Below are the sales to outside customers by product category and unit sales of major products:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2012		2013		Percent change
	(Yen in millions)
Televisions	840,359	(65.5)	581,475	(58.5)	–30.8%
Audio and Video	433,800	(33.8)	405,024	(40.8)	–6.6
Other	8,569	(0.7)	7,323	(0.7)	–14.5

HE&S Total	1,282,728	(100.0)	993,822	(100.0)	–22.5

Unit sales of major products

	Fiscal year ended March 31
	2012	2013	Unit change	Percent change
	(Units in millions)
LCD televisions within Televisions	19.6	13.5	–6.1	–31.1%
Blu-ray Disc players / recorders within Audio and Video	7.0	6.3	–0.7	–10.0

Devices

For the fiscal year ended March 31, 2013, sales decreased 17.3 percent year-on-year to 848.6 billion yen. This significant decrease was primarily due to the sales of the small- and medium-sized display business and the chemical products related business, partially offset by the favorable impact of foreign exchange rates and a significant increase in sales of image sensors reflecting higher demand for mobile products.

Excluding the impact of the sales of the small- and medium-sized display business and the chemical products related business, overall segment sales were essentially flat year-on-year.

Operating income of 43.9 billion yen was recorded, compared to an operating loss of 22.1 billion yen in the previous fiscal year. This significant improvement was primarily due to the recording of a 19.2 billion yen expense associated with the sale of the small- and medium-sized display business in the previous fiscal year, the above-mentioned increase in sales of image sensors, and the recording of a 9.1 billion yen gain on the sale of the chemical products related business. The net benefit from insurance recoveries related to damages and losses incurred from the Floods increased year-on-year. Restructuring charges, net, decreased 8.2 billion yen year-on-year to 19.1 billion yen.

Below are the sales to outside customers by product category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2012		2013		Percent change
	(Yen in millions)
Semiconductors	377,177	(55.7)	301,915	(51.7)	–20.0%
Components	295,822	(43.7)	271,654	(46.5)	–8.2
Other	4,209	(0.6)	10,399	(1.8)	+147.1

Devices Total	677,208	(100.0)	583,968	(100.0)	–13.8

Electronics*

* The term “Electronics” refers to the sum of the IP&S, Game, MP&C, HE&S and Devices segments.

Inventory

Total inventory of the Electronics segments above as of March 31, 2013 was 622.9 billion yen, a decrease of 4.3 billion yen, or 0.7 percent compared with the level as of March 31, 2012.

Sales to Outside Customers by Geographic Area

Combined sales to outside customers by geographic area for the Electronics segments for the fiscal year ended March 31, 2013 decreased year-on-year by 26 percent in the U.S., and by 6 percent in China. Sales increased year-on-year by 22 percent in Asia-Pacific areas other than Japan and China (the “Asia-Pacific Area”) and by 14 percent in other geographic area (“Other Areas”). Sales in Europe and in Japan were essentially flat year-on-year. Total combined sales in all areas were essentially flat year-on-year.

In the U.S., sales of products such as LCD televisions and sales in the game business decreased. In Europe, sales of products such as LCD televisions decreased while sales of products such as mobile phones increased. In Japan, sales of products such as mobile phones increased while sales of products such as LCD televisions and sales in the game business decreased. In China, sales of products such as small- and medium-sized LCD panels, PCs and LCD televisions decreased while sales of products such as mobile phones increased. In the Asia-Pacific Area, sales of products such as image sensors and mobile phones increased. In Other Areas, sales of products such as mobile phones increased while sales of products such as LCD televisions decreased. The increase in sales of mobile phones in all areas was mainly due to the impact of consolidating Sony Mobile as a wholly-owned subsidiary.

Manufacturing by Geographic Area

Approximately 60 percent of the Electronics segments’ total annual production during the fiscal year ended March 31, 2013 was in-house production, and approximately 40 percent was outsourced production.

Approximately 40 percent of the annual in-house production took place in Japan, including the production of compact digital cameras, home-use video cameras, LCD televisions, PCs, semiconductors and components such as batteries and storage media. Approximately 65 percent of the annual in-house production in Japan was destined for other countries. Production in Asia, excluding Japan and China, accounted for approximately 20 percent of the annual in-house production, with approximately 50 percent destined for the Americas, Japan, Europe and China. Production in China accounted for approximately 35 percent of the annual in-house production, approximately 75 percent of which was destined for other countries. Production in the Americas and Europe together accounted for approximately 5 percent of the annual in-house production, most of which was destined for local distribution and sale.

Pictures

Pictures segment results presented below are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

For the fiscal year ended March 31, 2013, sales increased 11.4 percent year-on-year to 732.7 billion yen primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar. On a U.S. dollar basis, sales for the fiscal year ended March 31, 2013 increased approximately 4 percent year-on-year. Motion picture revenues, on a U.S. dollar basis, increased approximately 5 percent year-on-year. This increase in sales was primarily due to significantly higher theatrical revenues from the current fiscal year’s film slate, partially offset by the sale of a participation interest in Spider-Man merchandising rights in the previous fiscal year. Films that significantly contributed to the higher theatrical revenues included Skyfall and The Amazing Spider-Man. Television revenues, on a U.S. dollar basis, increased approximately 2 percent year-on-year primarily due to higher subscription revenues from SPE’s television networks and higher home entertainment revenues from U.S. made-for-cable television programming.

Operating income increased by 13.7 billion yen year-on-year to 47.8 billion yen. On a U.S. dollar basis, operating income increased by approximately 27 percent. This significant increase was primarily due to the stronger performance of the current fiscal year’s film slate and lower theatrical marketing expenses, partially offset by 21.4 billion yen of operating income generated from the above-noted sale of a participation interest in Spider-Man merchandising rights during the fiscal year ended March 31, 2012. The performance of the current fiscal year’s film slate reflects the strong theatrical performance of the two films mentioned above, partially offset by the underperformance of Total Recall. The segment results also benefitted from higher home entertainment revenues from U.S. made-for-cable programming.

As of March 31, 2013, unrecognized license fee revenue at SPE was approximately 1.5 billion U.S. dollars. SPE expects to record this amount over the next ten years, having entered into contracts with television broadcasters to provide those broadcasters with completed motion picture and television product. The license fee revenue will be recognized in the fiscal year in which the product is made available for broadcast.

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

For the fiscal year ended March 31, 2013, sales were essentially flat at 441.7 billion yen. This result was due to the continued worldwide contraction of the physical music market and the impact of a larger number of successful releases in Japan in the previous fiscal year, offset by the favorable impact of the depreciation of the yen against the U.S. dollar, and growth in digital revenue. Best-selling titles included One Direction’s Take Me Home and Up All Night, P!nk’s The Truth about Love, and Justin Timberlake’s The 20/20 Experience.

Operating income increased 0.3 billion yen year-on-year to 37.2 billion yen. Operating income was essentially flat primarily due to the growth in digital revenue, lower restructuring costs and the favorable impact of the depreciation of the yen against the U.S. dollar, offset by the above-mentioned lower sales in Japan, and the recognition in the previous fiscal year of a benefit related to digital license revenues and a favorable U.S. legal settlement concerning copyright infringement.

Financial Services

In Sony’s Financial Services segment, the results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”). The results of Sony Life discussed below on the basis of U.S. GAAP differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue for the fiscal year ended March 31, 2013 increased 15.6 percent year-on-year to 1,007.7 billion yen primarily due to a significant increase in revenue at Sony Life. Revenue at Sony Life increased 18.5 percent year-on-year to 921.8 billion yen. This increase was primarily due to a significant increase in insurance premium revenue reflecting a steady increase in policy amount in force and significantly improved investment performance in the separate account resulting primarily from a significant rise in the Japanese stock market compared to the previous fiscal year.

Operating income increased 14.4 billion yen year-on-year to 145.8 billion yen. This increase was mainly due to an increase in operating income at Sony Life, partially offset by an increase in foreign exchange losses on foreign-currency-denominated customer deposits at Sony Bank. Operating income at Sony Life increased 26.1 billion yen year-on-year to 160.9 billion yen. This increase was primarily due to a decrease in the provision of policy reserves pertaining to minimum guarantees for variable insurance and an improvement in investment performance in the general account, driven primarily by the above-mentioned improvement in the Japanese stock market.

Information on Operations Separating Out the Financial Services Segment

The following charts show Sony’s information on operations for the Financial Services segment alone and for all segments excluding the Financial Services segment. These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

	Fiscal year ended March 31
Financial Services segment	2012	2013
	(Yen in millions)
Financial services revenue	871,895	1,007,736
Financial services expenses	739,222	859,626
Equity in net loss of affiliated companies	(1,252)	(2,303)

Operating income	131,421	145,807
Other income (expenses), net	1,069	100

Income before income taxes	132,490	145,907
Income taxes and other	18,380	44,436

Net income of Financial Services	114,110	101,471

	Fiscal year ended March 31
Sony without the Financial Services segment	2012	2013
	(Yen in millions)
Net sales and operating revenue	5,627,893	5,799,582
Costs and expenses	5,708,607	5,713,090
Equity in net loss of affiliated companies	(120,445)	(4,645)

Operating income (loss)	(201,159)	81,847
Other income (expenses), net	(9,181)	23,147

Income (loss) before income taxes	(210,340)	104,994
Income taxes and other	309,486	117,013

Net loss of Sony without Financial Services	(519,826)	(12,019)

	Fiscal year ended March 31
Consolidated	2012	2013
	(Yen in millions)
Financial services revenue	868,971	1,004,623
Net sales and operating revenue	5,624,241	5,796,228

	6,493,212	6,800,851
Costs and expenses	6,438,790	6,563,803
Equity in net loss of affiliated companies	(121,697)	(6,948)

Operating income (loss)	(67,275)	230,100
Other income (expenses), net	(15,911)	15,581

Income (loss) before income taxes	(83,186)	245,681
Income taxes and other	373,474	202,647

Net income (loss) attributable to Sony Corporation’s Stockholders	(456,660)	43,034

All Other

Sales for the fiscal year ended March 31, 2013 increased 11.0 percent year-on-year, to 588.8 billion yen. The increase in sales is mainly due to significantly higher sales in the network business and favorable foreign exchange rates.

Operating income of 91.0 billion yen was recorded for the fiscal year ended March 31, 2013, compared to an operating loss of 54.1 billion yen in the previous fiscal year. This improvement was mainly due to a 122.2 billion yen gain from the sale of certain shares of M3 and the subsequent remeasurement of Sony’s remaining interest in M3, which was formerly a consolidated subsidiary of Sony, higher sales and a decrease in impairment losses in the network business.

Restructuring

In a highly competitive business environment, Sony has been undertaking a series of measures to revitalize and grow its electronics business. In October 2012, Sony announced additional steps to accelerate structural reforms of its headquarters and electronics business operations in Japan, including consolidating certain manufacturing operations and expediting measures to reduce headcount.

In the fiscal year ended March 31, 2013, Sony recorded restructuring charges of 77.5 billion yen, which includes 3.1 billion yen of non-cash charges related to depreciation associated with restructured assets, compared to 54.8 billion yen of restructuring charges recorded in the previous fiscal year. There were 2.1 billion yen of non-cash charges related to depreciation associated with restructured assets in the previous fiscal year. Restructuring charges increased by 22.7 billion yen or 41.5 percent year-on-year. Of the total 77.5 billion yen incurred in the fiscal year ended March 31, 2013, 62.8 billion yen were personnel related costs, primarily included in SGA expenses in the consolidated statements of income. These personnel-related costs increased 146.5 percent compared to the previous fiscal year. This increase was primarily due to the implementation of early retirement programs, including headcount reductions at Sony Corporation and major consolidated electronics subsidiaries in Japan and the closure of a production facility in Japan to streamline organization of the electronics business and increase operational efficiency in accordance with the restructuring of the electronics business announced in October 2012.

Restructuring charges for the fiscal year ended March 31, 2013 were related to restructuring initiatives related to both the electronics businesses and Sony’s headquarters mentioned above.

Restructuring charges discussed in Item 5, which include non-cash charges related to depreciation associated with restructured assets, are described in Note 19 of the consolidated financial statements.

Foreign Exchange Fluctuations and Risk Hedging

During the fiscal year ended March 31, 2013, the average rates of the yen were 83.1 yen against the U.S. dollar and 107.2 yen against the euro, which was 6.1 percent lower and 0.3 percent higher, respectively, than the previous fiscal year. For the latest yen exchange rates per U.S. dollar, refer to “Selected Financial Data” in “Item 3. Key Information.”

During the fiscal year ended March 31, 2013 and through June 27, 2013, monetary easing policies have been adopted in several industrialized nations around the world. In particular, in September 2012, the U.S. Federal Reserve Board introduced QE3 (Quantitative Easing program 3) and in April 2013 the Bank of Japan introduced “Quantitative and Qualitative Monetary Easing”.

For the fiscal year ended March 31, 2013, consolidated sales were 6,800.9 billion yen, an increase of 4.7 percent year-on-year, while on a constant currency basis, sales increased approximately 2 percent year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 230.1 billion yen was recorded in the fiscal year ended March 31, 2013, compared to operating loss of 67.3 billion yen in the previous fiscal year. Operating results improved by 297.4 billion year-on-year, while it would have improved by approximately 316.6 billion yen compared to the previous fiscal year on a constant currency basis. The foreign exchange fluctuations had an adverse impact on the consolidated operating results mainly in Electronics.

The table below indicates the foreign exchange impact on sales and operating results in each of the segments. For a detailed analysis of segment performance, please refer to the “Operating Performance Highlights by Business Segment” in the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		Fiscal year ended March 31		Change in yen	Change on constant currency basis*	Impact of changes in foreign exchange rates
		2012	2013
		(Yen in billions)
IP&S	Sales	761.3	730.4	–4.1%	–7%	+24.3
	Operating income	18.6	1.4	–17.2	–15.9	–1.3
Game	Sales	805.0	707.1	–12.2%	–15%	+21.1
	Operating income	29.3	1.7	–27.6	–32.3	+4.7
MP&C	Sales	622.7	1,257.6	+102.0%	+102%	+1.8
	Operating income (loss)	7.2	(97.2)	–104.4	–87.3	–17.1
HE&S	Sales	1,283.2	994.8	–22.5%	–25%	+29.8
	Operating loss	(203.2)	(84.3)	+118.9	+124.7	–5.8
Devices	Sales	1,026.6	848.6	–17.3%	–20%	+23.4
	Operating income (loss)	(22.1)	43.9	+66.0	+65.1	+0.9

During the fiscal year ended March 31, 2013, Sony estimated that a one yen appreciation against the U.S. dollar would have decreased consolidated sales by approximately 50 billion yen, with approximately no impact on operating income. Sony’s exposure to the U.S. dollar is limited due to Sony’s ability to manage its U.S. dollar-based sales with U.S. dollar-based costs, creating a natural currency hedge. Sony’s results are more sensitive to movements between the yen and the euro. A one yen appreciation against the euro was estimated to decrease consolidated sales by approximately 10 billion yen, with a corresponding decrease in operating income of approximately 6 billion yen.

In addition, sales for the Pictures segment increased 11.4 percent year-on-year to 732.7 billion yen, while sales increased approximately 4 percent on a constant currency (U.S. dollar) basis. In the Music segment, sales decreased 0.2 percent year-on-year to 441.7 billion yen, while sales decreased approximately 4 percent on a constant currency basis. For a detailed analysis of segment performance, please refer to the Pictures and Music segments under “Operating Performance by Business Segment.” Sony’s Financial Services segment consolidates the yen-based results of SFH. As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.

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

Sony Global Treasury Services Plc (“SGTS”) in London provides integrated treasury services for Sony Corporation, its subsidiaries, and affiliated companies. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS to hedge their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. Sony’s policy of concentrating its foreign exchange exposures means that SGTS and Sony Corporation hedge most of the net foreign exchange exposure within the Sony group. Sony has a policy on the use of derivatives that, in principle, SGTS should centrally deal and manage derivatives with financial institutions for risk management purposes. SGTS enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of these transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures three months on average before the actual transactions take place. However, in certain cases SGTS partially hedges the projected exposures one month before the actual transactions take place when business requirements, such as shorter production-sales cycles for certain products, arise. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment. In the Financial Services segment, Sony uses derivatives primarily for ALM.

To minimize the effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segments, Sony seeks, when appropriate, to localize material and parts procurement, design and manufacturing operations in areas outside of Japan.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses. The notional amount and the net fair value of all the foreign exchange derivative contracts as of March 31, 2013 were 1,647.4 billion yen and an asset of 2.7 billion yen, respectively. Refer to Note 14 of the consolidated financial statements.

* Note: In this section, the descriptions of sales on a constant currency basis reflects sales obtained by applying the yen’s monthly average exchange rates from the previous fiscal year to local currency-denominated monthly sales in the current fiscal year. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting costs of sales, and SGA expenses on a constant currency basis from sales on a constant currency basis. Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates in the previous fiscal year to the corresponding local currency-denominated monthly cost of sales and SGA expenses in the current fiscal year. In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis. Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measured in accordance with U.S. GAAP. Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that disclosing sales and operating income (loss) information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Operating Results for the Fiscal Year Ended March 31, 2012 compared with the Fiscal Year Ended March 31, 2011

Sony realigned its segments from the first quarter of the fiscal year ended March 31, 2013 to reflect the company’s reorganization as of April 1, 2012. In connection with this realignment, both the sales and operating income (loss) of each segment in the fiscal year ended March 31, 2012 and in the fiscal year ended March 31, 2011 have been revised to conform to the presentation for the fiscal year ended March 31, 2013.

Operating Performance

	Fiscal year ended March 31
	2011	2012	Percent change
	(Yen in billions)
Sales and operating revenue	7,181.3	6,493.2	–9.6%
Equity in net income (loss) of affiliated companies	14.1	(121.7)	—
Operating income (loss)	199.8	(67.3)	—
Income (loss) before income taxes	205.0	(83.2)	—
Net loss attributable to Sony Corporation’s stockholders	(259.6)	(456.7)	—

Sales

Sales for the fiscal year ended March 31, 2012 were 6,493.2 billion yen, a decrease of 9.6 percent compared to the previous fiscal year (“year-on-year”). Sales decreased mainly in the Electronics segments, primarily due to unfavorable foreign exchange rates, the impact of the Great East Japan Earthquake and the Floods, and the deterioration in market conditions in developed countries. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

During the fiscal year ended March 31, 2012, the average rates of the yen were 78.1 yen against the U.S. dollar and 107.5 yen against the euro, which were 8.5 percent and 3.9 percent higher, respectively, than the previous fiscal year.

“Sales” in the analysis of the ratio of “cost of sales” to sales, the ratio of “research and development costs” to sales, and the ratio of “selling, general and administrative expenses (“SGA expenses”)” to sales refers only to the “net sales” and “other operating revenue” portions of consolidated sales (which excludes financial services revenue). This is because “financial services expenses” are recorded separately from cost of sales and SGA expenses in the consolidated financial statements. The calculations of all ratios below that pertain to reportable segments include intersegment transactions.

Cost of Sales and Selling, General and Administrative Expenses and Other Operating (Income) Expense, net

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

SGA expenses decreased by 125.9 billion yen, or 8.4 percent year-on-year, to 1,375.9 billion yen, mainly due to the impact of the appreciation of the yen and a decrease in expenses associated with decreased sales in the Electronics segments and advertising costs. The ratio of SGA expenses to sales deteriorated year-on-year from 23.5 percent to 24.5 percent.

Other operating (income) expense, net resulted in income of 59.6 billion yen, compared with income of 13.5 billion yen in the previous fiscal year. This increase was mainly due to the remeasurement gain of 102.3 billion yen associated with obtaining control of Sony Mobile in the fiscal year ended March 31, 2012, compared with a remeasurement gain of 27.0 billion yen associated with obtaining control of Game Show Network, LLC (“GSN”) in the previous fiscal year. In addition, the loss on sale, disposal or impairment of assets and other (net) was 45.6 billion yen, compared to a net loss of 18.0 billion yen in the fiscal year ended March 31, 2011. This increase in net loss was mainly due to a 19.2 billion yen charge associated with the sale of the small- and medium-sized display business, and 29.3 billion yen of impairment charges* for long-lived assets in the LCD television and network business asset groups that were recorded in the fiscal year ended March 31, 2012. Refer to Note 19 of the consolidated financial statements.

* The 29.3 billion yen in non-cash impairment charges of long-lived assets recorded within operating results is related to the fair value of long-lived assets in the LCD television and network business asset groups being lower than net book value, with charges of 16.7 billion yen and 12.6 billion yen, respectively. For the LCD television asset group, the corresponding estimated future cash flows leading to the impairment charge reflect the continued deterioration of LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates. For the network business asset group, which has made investments in network improvements and security enhancements, the corresponding estimated future cash flows leading to the impairment charge, primarily related to certain intangible and other long-lived assets, reflect management’s revised forecast over the limited period applicable to the impairment determination. Sony has not included these losses on impairment in restructuring charges. Refer to Note 19 of the consolidated financial statements.

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

For the fiscal year ended March 31, 2012, Sony incurred expenses of 5.9 billion yen, including charges for the disposal of fixed assets and inventories and restoration costs (e.g., repair, removal and cleaning costs) directly related to the damage caused by the Great East Japan Earthquake. In addition, Sony incurred other losses and expenses of 6.3 billion yen, which included idle facility costs at manufacturing sites. These expenses related to direct damages and other charges mentioned above were partially offset by insurance recoveries that Sony received during the fiscal year ended March 31, 2012. Refer to Note 18 of the consolidated financial statements.

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

In addition, as of March 31, 2012, Sony still had pending insurance claims for damage to fixed assets, inventories, additional expenses and business interruption. Sony recorded insurance receivables of 5.8 billion yen, which represents the portion of the insurance claims that were deemed probable of collection up to the extent of the amount of corresponding losses recognized in the same period, and substantially all relate to damaged assets and inventories. Refer to Note 18 of the consolidated financial statements.

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

Sony evaluates its deferred tax assets on a tax jurisdiction by jurisdiction basis to determine if a valuation allowance is required. In the U.S., Sony’s U.S. holding company and its U.S. subsidiaries file a consolidated federal tax return. This consolidated tax filing group incurred cumulative losses in recent fiscal years including the fiscal year ended March 31, 2012. Under U.S. GAAP, a cumulative loss in recent fiscal years is considered significant negative evidence regarding the realizability of deferred tax assets. After comparing this significant negative evidence to objectively verifiable positive factors, Sony recorded a charge of 203.0 billion yen to establish a valuation allowance against the deferred tax assets held by the consolidated tax filing group in the U.S. In addition, Sony established valuation allowances against certain deferred tax assets held by certain subsidiaries in Japan and the U.K. amounting to 57.3 billion yen as a result of evaluating those deferred tax assets. Refer to Note 21 of the consolidated financial statements.

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

Basic and diluted net losses per share attributable to Sony Corporation’s stockholders were both 455.03 yen compared with basic and diluted net losses per share of 258.66 yen in the previous fiscal year. Refer to Note 22 of the consolidated financial statements.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 28 of the consolidated financial statements.

Business Segment Information

	Fiscal year ended March 31		Percent change
	2011	2012
	(Yen in billions)
Sales and operating revenue
Imaging Products & Solutions	915.6	761.3	–16.9%
Game	865.0	805.0	–6.9
Mobile Products & Communications*	631.6	622.7	–1.4
Home Entertainment & Sound	1,713.0	1,283.2	–25.1
Devices	1,151.9	1,026.6	–10.9
Pictures	600.0	657.7	+9.6
Music	470.7	442.8	–5.9
Financial Services	806.5	871.9	+8.1
All Other	519.8	530.3	+2.0
Corporate and Elimination	(492.8)	(508.2)	—

Consolidated	7,181.3	6,493.2	–9.6

	Fiscal year ended March 31		Percent change
	2011	2012
	(Yen in billions)
Operating income (loss)
Imaging Products & Solutions	52.4	18.6	–64.5%
Game	48.5	29.3	–39.6
Mobile Products & Communications**	5.3	7.2	+36.2
Home Entertainment & Sound	(73.2)	(203.2)	—
Devices	34.9	(22.1)	—
Pictures	38.7	34.1	–11.7
Music	38.9	36.9	–5.2
Financial Services	118.8	131.4	+10.6
All Other	(13.8)	(54.1)

Sub-Total	250.5	(21.8)
Corporate and Elimination***	(50.7)	(45.4)

Consolidated	199.8	(67.3)

* The Mobile Products & Communications segment sales do not include sales of Sony Ericsson in the fiscal year ended March 31, 2011 and from April 1, 2011 through February 15, 2012.

** The Mobile Products & Communications segment’s operating income (loss) for the fiscal year ended March 31, 2011 includes Sony’s equity results for Sony Ericsson. The Mobile Products & Communications

segment’s operating income (loss) for the fiscal year ended March 31, 2012 includes Sony’s equity results for Sony Ericsson through February 15, 2012 and the operating income (loss) from February 16, 2012 through March 31, 2012 for Sony Mobile, as well as the remeasurement gain associated with obtaining control of Sony Mobile.

*** Corporate and Elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile acquisition, which are not allocated to segments.

Imaging Products & Solutions

For the fiscal year ended March 31, 2012, sales decreased 16.9 percent year-on-year to 761.3 billion yen. Sales to outside customers decreased 16.5 percent year-on-year. This was primarily due to a decrease in sales of digital imaging products including digital cameras and video cameras due to the negative impact from the Floods, a decrease in unit sales resulting from deterioration in market conditions in Europe and the U.S., and unfavorable foreign exchange rates. Digital imaging products were also impacted by the Great East Japan Earthquake.

Operating income decreased by 33.8 billion yen year-on-year to 18.6 billion yen. The decrease was primarily due to a decrease in sales noted above and the unfavorable impact of foreign exchange rates. Restructuring charges of 1.4 billion yen were recorded in the fiscal year ended March 31, 2012, compared to 11.6 billion yen in the previous fiscal year. Restructuring charges in the fiscal year ended March 31, 2011 included expenses related to headcount reduction programs and the realignment of manufacturing operations in Japan. Product categories that unfavorably impacted the change in segment operating results include digital cameras and video cameras, reflecting lower sales mentioned above.

Below are the sales to outside customers by product category and unit sales of major products:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31				Percent change
	2011		2012
	(Yen in millions)
Digital Imaging	628,358	(69.3)	489,526	(64.7)	–22.1%
Professional Solutions	268,687	(29.6)	256,871	(33.9)	–4.4
Other	9,394	(1.1)	10,228	(1.4)	+8.9

IP&S Total	906,439	(100.0)	756,625	(100.0)	–16.5

Unit sales of major products

	Fiscal year ended March 31			Percent change
	2011	2012	Unit change
	(Units in millions)
Home-use video cameras within Digital Imaging Products	5.2	4.4	–0.8	–15.4%
Compact digital cameras within Digital Imaging Products	24.0	21.0	–3.0	–12.5

Game

For the fiscal year ended March 31, 2012, sales decreased 6.9 percent year-on-year to 805.0 billion yen. Sales to outside customers decreased 8.7 percent year-on-year. The decrease reflects lower sales of PlayStation®3 (“PS3”) hardware due to a strategic price reduction and lower sales of PlayStation®2 due to platform migration.

Operating income decreased by 19.2 billion yen year-on-year to 29.3 billion yen. The decrease in operating income was primarily due to the lower sales noted above. Below are the unit sales of each platform within the segment:

Unit sales of each platform within the category

	Fiscal year ended March 31		Unit change	Percent change
	2011	2012
	(Units in millions)
Hardware
PlayStation®3	14.3	13.9	–0.4	–2.8%
PSP®(PlayStation ®Portable)	8.0	6.8	–1.2	–15.0
PlayStation®2	6.4	4.1	–2.3	–35.9
Software*
PlayStation®3	147.9	156.6	+8.7	+5.9
PSP®(PlayStation ®Portable)	46.6	32.2	–14.4	–30.9
PlayStation®2	16.4	7.9	–8.5	–51.8

* Network downloaded software is not included within unit software sales in the table above.

Mobile Products & Communications

For the fiscal year ended March 31, 2012, sales decreased 1.4 percent year-on-year to 622.7 billion yen. Sales to outside customers decreased 1.4 percent year-on-year. This decrease was primarily due to a decrease in sales of PCs mainly due to the negative impact from the Floods and unfavorable foreign exchange rates, partially offset by the favorable impact of the consolidation of Sony Mobile. Sales of the MP&C segment included the sales of Sony Mobile from February 16, 2012 through March 31, 2012, which was 77.7 billion yen.

Operating income increased by 36.2 percent to 7.2 billion yen. Operating income included 57.7 billion yen for Sony’s equity in net loss of Sony Ericsson through February 15, 2012, a remeasurement gain of 102.3 billion yen associated with obtaining control of Sony Mobile, and an operating loss of 13.2 billion yen for Sony Mobile from February 16, 2012 through March 31, 2012. The increase in operating income in the segment was primarily due to the remeasurement gain described above.

Below are the sales to outside customers by product category and the unit sales of major products:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2011		2012		Percent change
	(Yen in millions)
Mobile Communications	—	—	77,732	(12.5)	—%
Personal and Mobile Products	625,200	(99.0)	538,816	(86.6)	–13.8
Other	6,314	(1.0)	5,867	(0.9)	–7.1

MP&C Total	631,514	(100.0)	622,415	(100.0)	–1.4

Unit sales of major products

	Fiscal year ended March 31
	2011	2012	Unit change	Percent change
	(Units in millions)
PCs within Personal and Mobile Products	8.7	8.4	–0.3	–3.4%

Home Entertainment & Sound

For the fiscal year ended March 31, 2012, sales decreased 25.1 percent year-on-year to 1,283.2 billion yen. Sales to outside customers decreased 25.1 percent year-on-year. This decrease was primarily due to a decrease in sales of LCD televisions reflecting lower unit sales and price declines, mainly resulting from market contractions in Japan and the deterioration of market conditions in Europe and North America. LCD television sales in Japan during the previous fiscal year significantly benefited mainly from a program which provided consumers with a subsidy from the Japanese government. The subsidy program ended on March 31, 2011.

Operating loss increased 130.0 billion yen year-on-year to 203.2 billion yen. This increase was primarily due to the lower sales mentioned above and a total loss of 60.0 billion yen related to an impairment loss on Sony’s shares of S-LCD, which were sold in January 2012, and subsequent foreign currency adjustments. Further, the segment’s operating results include additional LCD panel-related expenses of 22.8 billion yen resulting from low capacity utilization of S-LCD and the impairment of LCD television assets of 16.7 billion yen. Restructuring charges of 5.4 billion yen were recorded in the fiscal year ended March 31, 2012, compared to 19.0 billion yen in the previous fiscal year. This decrease in restructuring charges was primarily due to a recording of expenses of 11.6 billion yen related to the transfer to third parties of the Barcelona factory in Europe and its related asset impairment during the fiscal year ended March 31, 2011.

Below are the sales to outside customers by product category and unit sales of major products:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2011		2012		Percent change
	(Yen in millions)
Televisions	1,200,487	(70.1)	840,359	(65.5)	–30.0%
Audio and Video	502,684	(29.4)	433,800	(33.8)	–13.7
Other	9,153	(0.5)	8,569	(0.7)	–6.4

HE&S Total	1,712,324	(100.0)	1,282,728	(100.0)	–25.1

Unit sales of major products

	Fiscal year ended March 31
	2011	2012	Unit change	Percent change
	(Units in millions)
LCD televisions within Televisions	22.4	19.6	–2.8	–12.5%
Blu-ray Disc players / recorders within Audio and Video	5.6	7.0	+1.4	+25.0
Flash memory digital audio players within Audio and Video	8.4	8.2	–0.2	–2.4

Devices

For the fiscal year ended March 31, 2012, sales decreased 10.9 percent year-on-year to 1,026.6 billion yen, mainly due to a decrease in Components sales. Sales to outside customers decreased 12.2 percent year-on-year. The lower sales of Components were primarily due to the impact of the Great East Japan Earthquake on batteries and storage media, and unfavorable foreign exchange rates.

An operating loss of 22.1 billion yen was recorded, compared to operating income of 34.9 billion yen recorded in the fiscal year ended March 31, 2011. This was primarily due to deterioration in the cost of sales ratio, unfavorable foreign exchange rates and a decrease in gross profit due to lower sales (excluding the foreign exchange impact), partially offset by a decrease in selling, general and administrative expenses. Restructuring charges of 27.3 billion yen were recorded in the fiscal year ended March 31, 2012, compared to 11.3 billion yen in the previous fiscal year. Restructuring charges in the fiscal year ended March 31, 2012 included expenses of 19.2 billion yen associated with the sale of the small- and medium-sized display business to Japan Display Inc. Categories that unfavorably impacted the change in segment operating results (excluding restructuring charges) included Components, reflecting the above-mentioned decrease in sales.

Below are the sales to outside customers by product category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2011		2012		Percent change
	(Yen in millions)
Semiconductors	359,321	(46.6)	377,177	(55.7)	+5.0%
Components	409,165	(53.0)	295,822	(43.7)	–27.7
Other	2,864	(0.4)	4,209	(0.6)	+47.0

Devices Total	771,350	(100.0)	677,208	(100.0)	–12.2

Electronics

Inventory

Total inventory for the Electronics segments above, as of March 31, 2012, was 627.2 billion yen, which represents a 19.0 billion yen, or 3.1 percent increase compared with the level as of March 31, 2011.

Sales to Outside Customers by Geographic Area

Combined sales to outside customers by geographic area for the Electronics segments for the fiscal year ended March 31, 2012 decreased year-on-year by 27 percent in the U.S., by 24 percent in Europe, by 9 percent in Japan and by 22 percent in Asia-Pacific areas other than Japan and China (the “Asia-Pacific Area”). Sales in China and in other geographic areas (“Other Areas”) were almost flat year-on-year. Total combined sales in all areas decreased year-on-year by 16 percent.

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

Manufacturing by Geographic Area

Approximately 55 percent of the Electronics segments’ total annual production, excluding Sony Mobile, during the fiscal year ended March 31, 2012 was in-house production and approximately 45 percent was outsourced production.

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

For the fiscal year ended March 31, 2012, sales increased 9.6 percent year-on-year to 657.7 billion yen, despite the appreciation of the yen. On a U.S. dollar basis, sales for the fiscal year ended March 31, 2012 increased approximately 18 percent year-on-year. Motion picture revenues, also on a U.S. dollar basis, increased approximately 10 percent year-on-year. The fiscal year ended March 31, 2012 benefited from the sale of a participation interest in Spider-Man merchandising rights and higher pay television and video-on-demand sales of motion picture product. Television revenues, on a U.S. dollar basis, increased approximately 39 percent year-on-year primarily due to higher revenues from the licensing of U.S. network and made-for-cable television product, revenues recognized from the consolidation of GSN, which was accounted for under the equity method in the previous fiscal year, and higher advertising revenues from SPE’s television networks in India, primarily due to the timing of the Indian Premier League cricket tournament, the improved rating performance of its programming, and the improved advertising market.

Operating income decreased by 4.5 billion yen year-on-year to 34.1 billion yen. Operating income decreased by approximately 7 percent on a U.S. dollar basis. The decrease is primarily due to a combined 30.3 billion yen gain recognized in the fiscal year ended March 31, 2011, consisting of a remeasurement gain associated with obtaining control of GSN (27.0 billion yen) and a gain on the sale of SPE’s remaining equity interest in a Latin American premium pay television business (HBO Latin America), partially offset by 21.4 billion yen of operating income generated from the above-noted sale of a participation interest in Spider-Man merchandising rights during the fiscal year ended March 31, 2012. The appreciation of the yen and higher marketing costs in support of a greater number of upcoming major theatrical releases also had a negative impact on the operating income for the fiscal year ended March 31, 2012. These negative factors were partially offset by the higher revenues from the licensing of U.S. network and made-for-cable television product and higher advertising revenues from SPE’s television networks particularly in India. The fiscal year ended March 31, 2012 reflects the strong theatrical performance of The Smurfs and Bad Teacher offset by the theatrical underperformance of Arthur Christmas.

As of March 31, 2012, unrecognized license fee revenue at SPE was approximately 1.5 billion U.S. dollars. SPE expects to record this amount over the next ten years, having entered into contracts with television broadcasters to provide those broadcasters with completed motion picture and television product. The license fee revenue will be recognized in the fiscal year in which the product is made available for broadcast.

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

Operating income decreased 2.0 billion yen year-on-year to 36.9 billion yen. The decrease reflects the impact of the lower sales mentioned above and higher restructuring costs, partially offset by lower overhead costs, a benefit from the recognition of digital license revenues and a favorable legal settlement concerning copyright infringement.

Financial Services

In Sony’s Financial Services segment, the results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”), as well as the results for the leasing business and a portion of a credit card business in Japan that was divested during the fiscal year ended March 31, 2011. The results of Sony Life discussed below on the basis of U.S. GAAP differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

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

In the Information on Operations Separating Out the Financial Services Segment below, the effective tax rate for the Financial Services segment decreased significantly from the fiscal year ended March 31, 2011 to the fiscal year ended March 31, 2012. Substantially all of the decrease was due to the enactment of tax law changes by the Japanese legislature in November 2011, including a decrease in the statutory tax rate, which resulted in a net deferred tax benefit in the fiscal year ended March 31, 2012 of 28,549 million yen, attributable primarily to a reduction of deferred tax liabilities for deferred insurance acquisition costs. Refer to Note 21 of the consolidated financial statements.

Information on Operations Separating Out the Financial Services Segment

The following charts show Sony’s information on operations for the Financial Services segment alone and for all segments excluding the Financial Services segment. These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

	Fiscal year ended March 31
Financial Services segment	2011	2012
	(Yen in millions)
Financial services revenue	806,526	871,895
Financial services expenses	685,747	739,222
Equity in net loss of affiliated companies	(1,961)	(1,252)

Operating income	118,818	131,421
Other income, (expenses), net	868	1,069

Income before income taxes	119,686	132,490
Income taxes and other	48,570	18,380

Net income of Financial Services	71,116	114,110

	Fiscal year ended March 31
Sony without the Financial Services segment	2011	2012
	(Yen in millions)
Net sales and operating revenue	6,388,759	5,627,893
Costs and expenses	6,326,233	5,708,607
Equity in net income (loss) of affiliated companies	16,023	(120,445)

Operating income (loss)	78,549	(201,159)
Other income (expenses), net	10,790	(9,181)

Income (loss) before income taxes	89,339	(210,340)
Income taxes and other	387,375	309,486

Net loss of Sony without Financial Services	(298,036)	(519,826)

	Fiscal year ended March 31
Consolidated	2011	2012
	(Yen in millions)
Financial services revenue	798,495	868,971
Net sales and operating revenue	6,382,778	5,624,241

	7,181,273	6,493,212
Costs and expenses	6,995,514	6,438,790
Equity in net income (loss) of affiliated companies	14,062	(121,697)

Operating income (loss)	199,821	(67,275)
Other income (expenses), net	5,192	(15,911)

Income (loss) before income taxes	205,013	(83,186)
Income taxes and other	464,598	373,474

Net loss attributable to Sony Corporation’s Stockholders	(259,585)	(456,660)

All Other

Sales for the fiscal year ended March 31, 2012 increased 2.0 percent year-on-year, to 530.3 billion yen. The increase in sales is mainly due to significantly higher sales in the network business, partially offset by lower sales in the mobile phone original equipment manufacturing (“OEM”) business in Japan and unfavorable foreign exchange rates.

An operating loss of 54.1 billion yen was recorded for the fiscal year ended March 31, 2012, compared to an operating loss of 13.8 billion yen in the previous fiscal year. This deterioration was mainly due to the manufacturing system business in Sony Manufacturing Systems and the network business in Sony Network

Entertainment. The deterioration of operating results in the manufacturing system business resulted from significantly lower sales, inventory devaluation and asset impairments, partially offset by an increase in profit in the disc manufacturing business, primarily due to the reversal of a patent royalty accrual. Sony Manufacturing Systems was merged into Sony EMCS Corporation in April 2012. The operating results in the network business in the fiscal year ended March 31, 2012 were negatively affected by the recording of 12.6 billion yen in non-cash impairment charges of long-lived assets in the network business asset group.

Restructuring

As the global economy experienced a sharp downturn in the autumn of 2008, Sony announced major restructuring initiatives in January 2009. Sony continued to implement its restructuring initiatives during the fiscal year ended March 31, 2012. These initiatives included a review of Sony’s investment plan, the realignment of its manufacturing sites, the reallocation of its workforce, and headcount reductions, in order to reform Sony’s operational structure and achieve improvements in competitiveness and profitability.

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

Restructuring charges for the fiscal year ended March 31, 2012 were recorded mainly in the Devices segment. In the Devices segment, restructuring charges amounted to 27.3 billion yen, which include 0.9 billion yen of non-cash charges related to depreciation associated with restructured assets for the fiscal year ended March 31, 2012, compared to 11.3 billion yen of restructuring charges recorded in the previous fiscal year. Charges in the previous fiscal year included 3.5 billion yen of non-cash charges related to depreciation associated with restructured assets. The Devices segment’s restructuring charges included an impairment of 19.2 billion yen related to the sale of the small- and medium-sized display business to Japan Display Inc. in March 2012.

In all segments, excluding the Devices segment, restructuring charges were recorded mainly due to headcount reductions through early retirement programs, which are expected to reduce operating costs in the future.

Restructuring charges discussed in Item 5, which include non-cash charges related to depreciation associated with restructured assets, are described in Note 19 of the consolidated financial statements.

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

Consolidated operating loss of 67.3 billion yen was recorded in the fiscal year ended March 31, 2012, compared to operating income of 199.8 billion yen in the previous fiscal year. Operating results deteriorated by 267.1 billion yen year-on-year, while it would have deteriorated by approximately 235 billion yen compared to the previous fiscal year on a constant currency basis.

The table below indicates the impact on sales and operating results of each of these five segments. For a detailed analysis of segment performance, please refer to the “Operating Performance Highlights by Business Segment” in the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		Fiscal year ended March 31		Change in yen	Change on constant currency basis*	Impact of changes in foreign exchange rates
		2011	2012
		(Yen in billions)
IP&S	Sales	915.6	761.3	–16.9%	–12%	–46.5
	Operating income	52.4	18.6	–33.8	–24.6	–9.3
Game	Sales	865.0	805.0	–6.9%	–2%	–41.3
	Operating income	48.5	29.3	–19.2	–15.9	–3.3
MP&C	Sales	631.6	622.7	–1.4%	+4%	–33.3
	Operating income	5.3	7.2	+1.9	+6.4	–4.5
HE&S	Sales	1,713.0	1,283.2	–25.1%	–21%	–78.3
	Operating loss	(73.2)	(203.2)	–130.0	–122.6	–7.4
Devices	Sales	1,151.9	1,026.6	–10.9%	–5%	–62.7
	Operating income (loss)	34.9	(22.1)	–57.0	–48.4	–8.6

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

In addition, sales for the Pictures segment increased 9.6 percent year-on-year to 657.7 billion yen, while sales increased approximately 18 percent on a constant currency (U.S. dollar) basis. In the Music segment, sales decreased 5.9 percent year-on-year to 442.8 billion yen, while sales decreased approximately 1 percent on a constant currency basis. For a detailed analysis of segment performance, please refer to the Pictures and Music segments under “Operating Performance by Business Segment.” Sony’s Financial Services segment consolidates the yen-based results of SFH and the yen-based results for a leasing business and a portion of a credit card business in Japan that was divested during the fiscal year ended March 31, 2011. As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.

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

To minimize the effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segments, Sony seeks, when appropriate, to localize material and parts procurement, design and manufacturing operations in areas outside of Japan.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses. The notional amount and the net fair value of all the foreign exchange derivative contracts as of March 31, 2012 were 1,805.3 billion yen and a liability of 3.3 billion yen, respectively. Refer to Note 14 of the consolidated financial statements.

* Note: In this section, the descriptions of sales on a constant currency basis reflects sales obtained by applying the yen’s monthly average exchange rates from the previous fiscal year to local currency-denominated monthly sales in the current fiscal year. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting costs of sales, and SGA expenses on a constant currency basis from sales on a constant currency basis. Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates in the previous fiscal year to the corresponding local currency-denominated monthly cost of sales and SGA expenses in the current fiscal year. In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis. Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP. Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that disclosing sales and operating income (loss) information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Assets, Liabilities and Stockholders’ Equity

Assets

Total assets as of March 31, 2013 increased by 910.6 billion yen, or 6.8 percent year-on-year, to 14,206.3 billion yen. Total assets as of March 31, 2013 in all segments, excluding the Financial Services segment, were essentially flat year-on-year, at 5,791.6 billion yen. Total assets as of March 31, 2013 in the Financial Services segment increased by 886.0 billion yen, or 11.5 percent year-on-year, to 8,565.3 billion yen mainly as a result of the expansion of business at Sony Life.

Current Assets

Current assets as of March 31, 2013 decreased by 108.4 billion yen, or 2.9 percent year-on-year, to 3,646.5 billion yen. Current assets as of March 31, 2013 in all segments, excluding the Financial Services segment, decreased by 167.1 billion yen, or 6.0 percent, year-on-year to 2,599.2 billion yen.

Cash and cash equivalents as of March 31, 2013 in all segments, excluding the Financial Services segment, decreased 94.6 billion yen, or 13.2 percent year-on-year, to 624.8 billion yen. This decrease was primarily due to the net cash outflow recorded in financing activities, mainly due to the net redemptions of unsecured corporate bonds in the fiscal year ended March 31, 2013. Refer to “Cash Flows” below.

Notes and accounts receivable, trade (net of allowances for doubtful accounts and sales returns) as of March 31, 2013, excluding the Financial Services segment, were essentially flat year-on-year, at 773.8 billion yen.

Other current assets as of March 31, 2013 in all segments, excluding the Financial Services segment, decreased 77.7 billion yen, or 6.1 percent year-on-year, to 1,197.1 billion yen, mainly due to a decrease in other receivables from certain component manufacturers.

Inventories as of March 31, 2013 were essentially flat year-on-year, at 710.1 billion yen. This result was primarily due to the increase in production of smartphones, partially offset by adjustments in production in LCD televisions.

The inventory to cost of sales turnover ratio (based on the average of inventories at the end of each fiscal year and the previous fiscal year) at March 31, 2013 was 1.90 months compared to 1.93 months at the end of the previous fiscal year.

Current assets as of March 31, 2013 in the Financial Services segment increased by 49.7 billion yen, or 5.0 percent year-on-year, to 1,052.0 billion yen primarily due to the increase of marketable securities as a result of the expansion of business in Sony Life.

Investments and Advances

Investments and advances as of March 31, 2013 increased by 997.6 billion yen, or 15.8 percent year-on-year, to 7,317.1 billion yen.

Investments and advances as of March 31, 2013 in all segments, excluding the Financial Services segment, increased by 185.9 billion yen, or 105.5 percent year-on-year, to 362.2 billion yen primarily due to Olympus’s issuance of its common shares to Sony in the aggregate amount of 50.0 billion yen from October 2012 to February 2013, and the recording of the remaining M3 shares under the equity method as a result of deconsolidating M3, formerly a consolidated subsidiary, upon the sale of certain shares of M3. This increase was partially offset by the sales of Sony’s shares of DeNA.

Investments and advances as of March 31, 2013 in the Financial Services segment increased by 811.1 billion yen, or 13.1 percent year-on-year, to 6,985.9 billion yen. This increase was primarily due to business growth at both Sony Life and Sony Bank, resulting in increases in investments made by Sony Life mainly in Japanese fixed income securities, and increases in mortgage loans provided by Sony Bank. Refer to “Investments” below.

Property, Plant and Equipment (after deduction of accumulated depreciation)

Property, plant and equipment as of March 31, 2013 decreased by 69.4 billion yen, or 7.5 percent year-on-year, to 861.6 billion yen.

Property, plant and equipment as of March 31, 2013 in all segments, excluding the Financial Services segment, decreased by 71.8 billion yen, or 7.8 percent year-on-year, to 846.7 billion yen. The decrease in property, plant and equipment was mainly due to the sale of Sony City Osaki and Sony’s U.S. headquarters building.

Capital expenditures (additions to property, plant and equipment) for the fiscal year ended March 31, 2013 decreased by 106.5 billion yen, or 36.1 percent year-on-year, to 188.6 billion yen mainly due to lower investments in the semiconductor business in the current fiscal year.

Property, plant and equipment as of March 31, 2013 in the Financial Services segment increased by 2.3 billion yen, or 18.4 percent year-on-year, to 14.9 billion yen.

Other Assets

Other assets as of March 31, 2013 increased by 90.8 billion yen, or 4.5 percent year-on-year, to 2,111.0 billion yen primarily due to a significant increase in intangible assets and goodwill as a result of the depreciation of the yen. Refer to Note 9 of the consolidated financial statements.

Liabilities

Total current and long-term liabilities as of March 31, 2013 increased by 736.6 billion yen, or 6.8 percent year-on-year, to 11,522.1 billion yen. Total current and long-term liabilities as of March 31, 2013 in all segments, excluding the Financial Services segment, were essentially flat year-on-year, at 3,978.0 billion yen. Total current and long-term liabilities in the Financial Services segment as of March 31, 2013 increased by 731.4 billion yen, or 10.7 percent year-on-year, to 7,583.4 billion yen.

Current Liabilities

Current liabilities as of March 31, 2013 decreased by 214.9 billion yen, or 4.7 percent year-on-year, to 4,315.1 billion yen.

Current liabilities as of March 31, 2013 in all segments, excluding the Financial Services segment, decreased by 301.5 billion yen, or 11.7 percent year-on-year, to 2,279.0 billion yen.

Short-term borrowings and the current portion of long-term debt as of March 31, 2013 in all segments, excluding the Financial Services segment, decreased by 166.0 billion yen, or 41.5 percent year-on-year, to 233.9 billion yen, primarily due to redemptions of unsecured corporate bonds, including the twenty-fourth series of unsecured bonds (60.0 billion yen).

Notes and accounts payable, trade as of March 31, 2013 in all segments, excluding the Financial Services segment, decreased by 186.6 billion yen, or 24.6 percent year-on-year, to 572.1 billion yen primarily due to a decrease in the procurement of raw materials resulting from the decrease in sales in Electronics.

Current liabilities as of March 31, 2013 in the Financial Services segment increased by 77.7 billion yen, or 4.0 percent year-on-year, to 2,040.7 billion yen, mainly due to an increase in deposits from customers at Sony Bank.

Long-term Liabilities

Long-term liabilities as of March 31, 2013 increased by 951.5 billion yen, or 15.2 percent year-on-year, to 7,207.0 billion yen.

Long-term liabilities as of March 31, 2013 in all segments, excluding the Financial Services segment, increased by 295.1 billion yen, or 21.0 percent year-on-year, to 1,699.0 billion yen. Long-term debt as of March 31, 2013 in all segments, excluding the Financial Services segment, increased by 166.3 billion yen, or 22.2 percent year-on-year, to 915.0 billion yen. This increase was primarily due to the issuance of Zero Coupon Convertible Bonds in the aggregate principal amount of 150.0 billion yen in November 2012.

Long-term liabilities as of March 31, 2013 in the Financial Services segment increased by 653.8 billion yen, or 13.4 percent year-on-year, to 5,542.6 billion yen. This increase was primarily due to an increase in the policy amount in force at Sony Life.

Total Interest-bearing Debt

Total interest-bearing debt inclusive of long-term debt and short-term borrowings as of March 31, 2013 was essentially flat year-on-year, at 1,182.6 billion yen. Total interest-bearing debt as of March 31, 2013 in all segments, excluding the Financial Services segment, was essentially flat year-on-year, at 1,148.9 billion yen.

Redeemable Noncontrolling Interest

Redeemable noncontrolling interest as of March 31, 2013 decreased by 17.0 billion yen, or 85.0 percent year-on-year, to 3.0 billion yen. This decrease was primarily due to the other investor in GSN exercising its put right in September 2012 to sell to Sony an additional 18 percent interest in GSN. Refer to Note 24 of the consolidated financial statements.

Sony Corporation’s Stockholders’ Equity

Sony Corporation’s stockholders’ equity as of March 31, 2013 increased by 168.9 billion yen, or 8.3 percent year-on-year, to 2,197.8 billion yen. Retained earnings increased by 17.8 billion yen, or 1.6 percent year-on-year, to 1,102.3 billion yen as a result of the recording of 43.0 billion yen in net income attributable to Sony Corporation’s stockholders. Accumulated other comprehensive loss improved by 200.6 billion yen, or 23.8 percent year-on-year, to a loss of 641.5 billion yen primarily due to the recording of 163.1 billion yen of unrealized gains in foreign currency translation adjustments. The ratio of Sony Corporation’s stockholders’ equity to total assets increased 0.2 percentage points year-on-year, from 15.3 percent to 15.5 percent.

Information on Financial Position Separating Out the Financial Services Segment

The following charts show Sony’s unaudited information on financial position for the Financial Services segment alone, and for all segments excluding the Financial Services segment. These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, and then eliminated in the consolidated figures shown below.

Financial Services segment

	March 31
	2012	2013
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	175,151	201,550
Marketable securities	677,543	694,130
Notes and accounts receivable, trade	5,678	6,604
Other	143,903	149,706

	1,002,275	1,051,990
Investments and advances	6,174,810	6,985,918
Property, plant and equipment	12,569	14,886
Other assets:
Deferred insurance acquisition costs	441,236	460,758
Other	48,472	51,788

	489,708	512,546

	7,679,362	8,565,340

	March 31
	2012	2013
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	18,781	10,322
Notes and accounts payable, trade	—	—
Deposits from customers in the banking business	1,761,137	1,857,448
Other	183,172	172,979

	1,963,090	2,040,749
Long-term liabilities:
Long-term debt	17,145	27,008
Accrued pension and severance costs	15,340	21,195
Future insurance policy benefits and other	4,658,487	5,233,147
Other	197,894	261,287

	4,888,866	5,542,637
Stockholders’ equity of Financial Services	825,499	980,051
Noncontrolling interests	1,907	1,903

	7,679,362	8,565,340

Sony without the Financial Services segment

	March 31
	2012	2013
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	719,425	624,811
Marketable securities	3,370	3,467
Notes and accounts receivable, trade	768,697	773,784
Other	1,274,826	1,197,108

	2,766,318	2,599,170
Film costs	270,048	270,089
Investments and advances	176,270	362,188
Investments in Financial Services, at cost	115,773	111,476
Property, plant and equipment	918,429	846,664
Other assets	1,535,075	1,602,061

	5,781,913	5,791,648

	March 31
	2012	2013
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	399,882	233,859
Notes and accounts payable, trade	758,680	572,102
Other	1,421,947	1,473,007

	2,580,509	2,278,968
Long-term liabilities:
Long-term debt	748,689	915,032
Accrued pension and severance costs	294,035	290,274
Other	361,161	493,677

	1,403,885	1,698,983
Redeemable noncontrolling interest	20,014	2,997
Stockholders’ equity of Sony without Financial Services	1,651,856	1,722,296
Noncontrolling interests	125,649	88,404

	5,781,913	5,791,648

Consolidated

	March 31
	2012	2013
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	894,576	826,361
Marketable securities	680,913	697,597
Notes and accounts receivable, trade	769,915	776,492
Other	1,409,558	1,346,083

	3,754,962	3,646,533
Film costs	270,048	270,089
Investments and advances	6,319,476	7,317,125
Property, plant and equipment	930,998	861,550
Other assets:
Deferred insurance acquisition costs	441,236	460,758
Other	1,578,947	1,650,237

	2,020,183	2,110,995

	13,295,667	14,206,292

	March 31
	2012	2013
	(Yen in millions)

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	410,361	244,182
Notes and accounts payable, trade	758,680	572,102
Deposits from customers in the banking business	1,761,137	1,857,448
Other	1,599,803	1,641,357

	4,529,981	4,315,089
Long-term liabilities:
Long-term debt	762,226	938,428
Accrued pension and severance costs	309,375	311,469
Future insurance policy benefits and other	4,658,487	5,233,147
Other	525,477	723,984

	6,255,565	7,207,028
Redeemable noncontrolling interest	20,014	2,997
Sony Corporation’s stockholders’ equity	2,028,891	2,197,766
Noncontrolling interests	461,216	483,412

	13,295,667	14,206,292

Investments

The following table contains available-for-sale and held-to-maturity securities, including the breakdown of unrealized gains and losses by investment category.

	March 31, 2013
	Cost	Unrealized gain	Unrealized loss	Fair market value
	(Yen in millions)
Financial Services Business:
Available-for-sale
Debt securities
Sony Life	939,874	115,764	—	1,055,638
Sony Bank	869,541	22,952	(1,145)	891,348
Other	13,634	100	(5)	13,729
Equity securities
Sony Life	16,022	7,644	(8)	23,658
Sony Bank	—	—	—	—
Other	730	522	—	1,252
Held-to-maturity
Debt securities
Sony Life	3,883,564	542,407	—	4,425,971
Sony Bank	8,371	596	—	8,967
Other	73,516	6,208	—	79,724
Total Financial Services	5,805,252	696,193	(1,158)	6,500,287
Non-Financial Services:
Available-for-sale securities	79,114	36,558	(995)	114,677
Held-to-maturity securities	—	—	—	—
Total Non-Financial Services	79,114	36,558	(995)	114,677
Consolidated	5,884,366	732,751	(2,153)	6,614,964

At March 31, 2013, Sony Life had equity securities with gross unrealized losses of 8 million yen. Sony Life principally invests in debt securities in various industries. Almost all of the debt securities in which Sony Life invested were rated higher than or equal to “BBB” or its equivalent by Standard & Poor’s Ratings Services (“S&P”), Moody’s Investors Service (“Moody’s”) or other rating agencies.

At March 31, 2013, Sony Bank had debt securities with gross unrealized losses of 1.1 billion yen. Of the unrealized loss, 92.3 percent related to securities in an unrealized loss position for periods greater than 12 months at March 31, 2013. Sony Bank principally invests in Japanese government bonds, Japanese corporate bonds and foreign bonds. Almost all of these securities were rated higher than or equal to “BBB” or its equivalent by S&P, Moody’s or other rating agencies.

These unrealized losses related to numerous investments, with no single investment being in a material unrealized loss position for greater than 12 months. In addition, there was no individual security with unrealized losses that met the test for impairment as the decline in values were small both in amount and percentage, and the decline in values for those investments were still determined to be temporary in nature.

For fixed maturity securities with unrecognized losses held by Sony Bank as of March 31, 2013 (1.1 billion yen), maturity dates vary as follows:

• Within 1 year:	25.2 percent
• 1 to 5 years:	32.0 percent
• 5 to 10 years:	42.8 percent
• above 10 years:	—

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other issued by a number of non-public companies. The aggregate carrying amount of the investments in non-public companies at March 31, 2013 was 68.3 billion yen. A non-public equity investment is primarily valued at cost if fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other-than-temporary, the impairment of the investment is recognized immediately and the carrying value is reduced to its fair value.

For the fiscal years ended March 31, 2011, 2012 and 2013, total realized impairment losses were 9.8 billion yen, 5.5 billion yen and 8.6 billion yen, respectively, of which 2.1 billion yen, 1.9 billion yen and 0.8 billion yen, respectively, were recorded in financial services revenue by the subsidiaries in the Financial Services segment. Realized impairment losses recorded other than by subsidiaries in the Financial Services segment in each of the three fiscal years were reflected in non-operating expenses and primarily relate to certain strategic investments in non-financial services businesses. These investments primarily relate to certain strategic investments in Japan and the U.S. with which Sony has strategic relationships for the purposes of developing and marketing new technologies. Impairment losses were recorded for each of the three fiscal years as certain companies failed to successfully develop and market such technology, resulting in the operating performance of these companies being more unfavorable than previously expected. As a result the decline in the fair value of these companies was judged as other-than-temporary. None of these impairment losses were individually material to Sony.

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

Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. Sony Life and Sony Bank account for approximately 85 percent and 14 percent of the investments in the Financial Services segment, respectively.

Cash Flows

(The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012)

Operating Activities: During the fiscal year ended March 31, 2013, there was a net cash inflow of 481.5 billion yen from operating activities, a decrease of 38.0 billion yen, or 7.3 percent year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 38.5 billion yen for the fiscal year ended March 31, 2013, a decrease of 137.6 billion yen, or 78.2 percent year-on-year. This decrease was primarily due to the negative impact of a larger decrease in notes and accounts payable, trade, and the receipt of an advance payment from a commercial customer during the previous fiscal year. This was partially offset by the positive impact of a decrease in other receivables from third-party original equipment and design manufacturers, included in other current assets, compared to an increase in the previous fiscal year, and a larger decrease in notes and accounts receivable, trade and inventories.

The Financial Services segment had a net cash inflow of 448.6 billion yen, an increase of 97.8 billion yen, or 27.9 percent year-on-year. This increase was primarily due to the contribution from insurance premium revenue reflecting the steady increase in policy amount in force at Sony Life.

Investing Activities: During the fiscal year ended March 31, 2013, Sony used 705.3 billion yen of net cash in investing activities, a decrease of 177.6 billion yen, or 20.1 percent year-on-year.

For all segments excluding the Financial Services segment, 49.8 billion yen was used, a decrease of 271.7 billion yen, or 84.5 percent year-on-year. This decrease was primarily due to an increase in cash inflow from the sale of fixed assets year-on-year, the absence of cash outflow related to the acquisition of Sony Ericsson in the previous fiscal year, a year-on-year decrease in the amount of purchases of fixed assets, and cash inflow from the sale of the chemical products related business in the current fiscal year. The sale of Sony City Osaki and Sony’s U.S. headquarters building were included in the sale of fixed assets in the current fiscal year. Partially offsetting these factors were factors increasing cash outflow such as a year-on-year increase in payments for investments and advances during the current fiscal year, the acquisition of U.S.-based Gaikai Inc. recorded in other investing activities in the current fiscal year and a year-on-year decrease in proceeds from the sale of securities investments. An investment in Olympus Corporation in the current fiscal year is included in investments and advances. The sale of Sony’s shares of S-LCD in the previous fiscal year and the sale of Sony’s shares of DeNA in the current fiscal year are included in sales or return of investments.

The Financial Services segment used 655.9 billion yen of net cash, an increase of 100.6 billion yen, or 18.1 percent year-on-year. This increase was mainly due to a decrease in proceeds from sales or return of investments and collections of advances at Sony Life.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined* for the fiscal year ended March 31, 2013 was 11.3 billion yen, a decrease of 134.1 billion yen, or 92.2 percent year-on-year.

Financing Activities: During the fiscal year ended March 31, 2013, 83.2 billion yen of net cash and cash equivalents was generated by financing activities, a decrease of 174.2 billion yen, or 67.7 percent year-on-year.

For all segments excluding the Financial Services segment, there was a 155.7 billion yen net cash outflow, compared to a 31.3 billion yen net cash inflow in the previous fiscal year. The cash outflow in the current fiscal year was primarily due to increased net redemptions of corporate bonds and repayments of borrowings from financial institutions compared with the previous fiscal year, and the execution of a tender offer for shares of So-net Entertainment Corporation, exceeding cash inflow factors such as the issuance of convertible bonds.

In the Financial Services segment, financing activities generated 233.6 billion yen of net cash, an increase of 21.1 billion yen, or 9.9 percent year-on-year. This increase was primarily due to a larger increase in customer deposits at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2013 was 826.4 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 624.8 billion yen at March 31, 2013, a decrease of 94.6 billion yen, or 13.2 percent, compared with the balance as of March 31, 2012. Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 806.1 billion yen of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at March 31, 2013. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 201.6 billion yen at March 31, 2013, an increase of 26.4 billion yen, or 15.1 percent when compared with the balance as of March 31, 2012.

* Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment. This information is derived from the reconciliations prepared in the section “Information on Cash Flows Separating Out the Financial Services Segment”. This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP. The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secures liquidity on its own. This measure may not be comparable to those of other companies. This measure has limitations because it does not represent residual cash flows available for discretionary expenditures, principally due to the fact that the measure does not deduct the principal payments required for debt service. Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities, and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	Fiscal year ended March 31
	2012	2013
	(Yen in billions)
Net cash provided by operating activities reported in the consolidated statements of cash flows	519.5	481.5
Net cash used in investing activities reported in the consolidated statements of cash flows	(882.9)	(705.3)

	(363.3)	(223.8)
Less: Net cash provided by operating activities within the Financial Services segment	350.9	448.6
Less: Net cash used in investing activities within the Financial Services segment	(555.3)	(655.9)
Eliminations**	13.6	5.2

Cash flow from operating and investing activities combined excluding the Financial Services segment’s activities	(145.4)	(11.3)

** Eliminations primarily consist of intersegment dividend payments

Information on Cash Flows Separating Out the Financial Services Segment

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

	Fiscal year ended March 31
Financial Services segment	2012	2013
	(Yen in millions)
Net cash provided by operating activities	350,863	448,631
Net cash used in investing activities	(555,283)	(655,859)
Net cash provided by financing activities	212,562	233,627

Net increase in cash and cash equivalents	8,142	26,399
Cash and cash equivalents at beginning of the fiscal year	167,009	175,151

Cash and cash equivalents at end of the fiscal year	175,151	201,550

	Fiscal year ended March 31
Sony without the Financial Services segment	2012	2013
	(Yen in millions)
Net cash provided by operating activities	176,120	38,478
Net cash used in investing activities	(321,547)	(49,801)
Net cash provided by (used in) financing activities	31,274	(155,663)
Effect of exchange rate changes on cash and cash equivalents	(13,825)	72,372

Net decrease in cash and cash equivalents	(127,978)	(94,614)
Cash and cash equivalents at beginning of the fiscal year	847,403	719,425

Cash and cash equivalents at end of the fiscal year	719,425	624,811

	Fiscal year ended March 31
Consolidated	2012	2013
	(Yen in millions)
Net cash provided by operating activities	519,539	481,512
Net cash used in investing activities	(882,886)	(705,280)
Net cash provided by financing activities	257,336	83,181
Effect of exchange rate changes on cash and cash equivalents	(13,825)	72,372

Net decrease in cash and cash equivalents	(119,836)	(68,215)
Cash and cash equivalents at beginning of the fiscal year	1,014,412	894,576

Cash and cash equivalents at end of the fiscal year	894,576	826,361

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

The Financial Services segment used 555.3 billion yen of net cash, an increase of 2.4 billion yen, or 0.4 percent year-on-year. This increase was mainly due to proceeds from the deconsolidation of a leasing and rental business in the previous fiscal year, partially offset by a smaller increase year-on-year in net payments for investments associated with portfolio changes in the securities investments held by Sony Life.

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

* Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment. This information is derived from the reconciliations prepared in the section “Information on Cash Flows Separating Out the Financial Services Segment”. This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP. The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secures liquidity on its own. This measure may not be comparable to those of other companies. This measure has limitations because it does not represent residual cash flows available for discretionary expenditures, principally due to the fact that the measure does not deduct the principal payments required for debt service. Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities, and overall liquidity.

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

** Eliminations primarily consist of intersegment loans and dividend payments. Intersegment loans are between Sony Corporation and operations included within the Financial Services segment.

Information on Cash Flows Separating Out the Financial Services Segment

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

	Fiscal year ended March 31
Financial Services segment	2011	2012
	(Yen in millions)
Net cash provided by operating activities	369,458	350,863
Net cash used in investing activities	(552,889)	(555,283)
Net cash provided by financing activities	143,698	212,562

Net increase (decrease) in cash and cash equivalents	(39,733)	8,142
Cash and cash equivalents at beginning of the fiscal year	206,742	167,009

Cash and cash equivalents at end of the fiscal year	167,009	175,151

	Fiscal year ended March 31
Sony without the Financial Services segment	2011	2012
	(Yen in millions)
Net cash provided by operating activities	255,849	176,120
Net cash used in investing activities	(137,561)	(321,547)
Net cash provided by (used in) financing activities	(186,861)	31,274
Effect of exchange rate changes on cash and cash equivalents	(68,890)	(13,825)

Net decrease in cash and cash equivalents	(137,463)	(127,978)
Cash and cash equivalents at beginning of the fiscal year	984,866	847,403

Cash and cash equivalents at end of the fiscal year	847,403	719,425

	Fiscal year ended March 31
Consolidated	2011	2012
	(Yen in millions)
Net cash provided by operating activities	616,245	519,539
Net cash used in investing activities	(714,439)	(882,886)
Net cash provided by (used in) financing activities	(10,112)	257,336
Effect of exchange rate changes on cash and cash equivalents	(68,890)	(13,825)

Net decrease in cash and cash equivalents	(177,196)	(119,836)
Cash and cash equivalents at beginning of the fiscal year	1,191,608	1,014,412

Cash and cash equivalents at end of the fiscal year	1,014,412	894,576

B.	Liquidity and Capital Resources

The description below covers basic financial policy and figures for Sony’s consolidated operations except for the Financial Services segment, which secures liquidity on its own. Furthermore, the Financial Services segment is described separately at the end of this section.

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

Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating activities and investing activities (including asset sales) combined and by the cash balance; however, as needed, Sony has demonstrated the ability to procure funds from financial and capital markets. In the event financial and capital markets become illiquid, based on its current forecasts, Sony could sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its cash balance.

Sony procures funds mainly from the financial and capital markets through Sony Corporation and SGTS, a finance subsidiary in the U.K. Sony entered into a syndicated loan totaling 65.0 billion yen in July 2012 (with a maturity of 3 to 6 years). The proceeds of the loan were used for general corporate purposes. In addition, Sony issued Zero Coupon Convertible Bonds due 2017 (bonds with stock acquisition rights) in an aggregate principal amount of 150.0 billion yen in November 2012. The proceeds from the issuance of the bonds were used for capital expenditures, equity investments and the redemption of debt. For further details, please refer to Note 11 of the consolidated financial statements.

In order to meet working capital requirements, Sony Corporation and SGTS maintain Commercial Paper (“CP”) programs that have the ability to access the Japanese, U.S. and European CP markets, subject to prevailing market conditions. As of March 31, 2013, the CP program limit amounts, translated into yen, were 782.2 billion yen in total for Sony Corporation and SGTS. There were no amounts outstanding under the CP programs as of March 31, 2013, although the largest month-end outstanding balance of CP during the fiscal year ended March 31, 2013 was 167.7 billion yen in August 2012.

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and if Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 806.1 billion yen in unused committed lines of credit, as of March 31, 2013. Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2015, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2013, and a 2.02 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until April 2015, in all of which Sony Corporation and SGTS are defined as borrowers. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

In the event of a downgrade in Sony’s credit ratings, even though the cost of some of those borrowings could increase, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation or any impairment on the ability to draw down on unused facilities. There is a financial covenant in an agreement with a commercial customer to reimburse an advance payment under certain contingent conditions including a downgrade in Sony’s credit ratings (for further details, please refer to Note 27 of the consolidated financial statements and “Contractual obligations, commitments and contingent liabilities”). Furthermore, there are no restrictions on the uses of most proceeds except that certain borrowings may not be used to acquire securities listed on a U.S. stock exchange or traded over-the-counter in the U.S. in accordance with the rules and regulations issued by authorities such as the Board of Governors of the Federal Reserve Board.

Ratings

Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets.

In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s (Japan) K.K. (“Moody’s”) and Standard & Poor’s Ratings Japan K.K.(“S&P”). In order to facilitate access to Japanese financial and capital markets, Sony obtains credit ratings from two agencies in Japan, including Rating and Investment Information, Inc. (“R&I”) and, since May 2013, Japan Credit Rating Agency, Ltd.

During the fiscal year ended March 31, 2013, Sony’s ratings were downgraded by Moody’s, S&P and R&I. However, Sony has not recognized any material negative impact on its liquidity and financial flexibility due to these rating downgrades. Sony currently believes that it has access to sufficient funding resources in the financial and capital markets. For information regarding a possible further rating downgrade, please refer to “Risk Factors” in “Item 3. Key Information.”

Cash Management

Sony manages its global cash management activities mainly through SGTS. The excess or shortage of cash at most of Sony’s subsidiaries is invested or funded by SGTS on a net basis, although Sony recognizes that fund transfers are limited in certain countries and geographic areas due to restrictions on capital transactions. In order to pursue more efficient cash management, cash surpluses among Sony’s subsidiaries are deposited with SGTS and cash shortfalls among subsidiaries are covered by loans through SGTS, so that Sony can make use of excess cash balances and reduce third-party borrowings. Where local restrictions prevent an efficient intercompany transfer of funds, Sony’s intent is that cash balances remain outside of SGTS and that Sony meet its liquidity needs through ongoing cash flows, external borrowings, or both. Sony does not expect restrictions of capital transactions on amounts held outside of Japan to have a material effect on Sony’s overall liquidity, financial condition or results of operations.

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

Research and development is focused in four key domains: a common development platform technology for home and mobile electronics, semiconductor, device, and software technologies, which are essential for product differentiation and for creating value-added products.

Research and development costs for the fiscal year ended March 31, 2013 increased by 40.1 billion yen, or 9.3 percent year-on-year, to 473.6 billion yen. The increase is primarily due to an increase of 73.4 billion yen in research and development costs at Sony Mobile due to the impact of consolidating Sony Mobile, as a wholly-owned subsidiary since February 16, 2012, which was previously accounted for under the equity method. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) increased from 7.7 percent to 8.2 percent.

The following table includes the research and development expenses related to the Electronics segments in the fiscal year ended March 31, 2012 and in the fiscal year ended March 31, 2013.

	Fiscal year ended March 31
	2012	2013	Percent change
	(Yen in billions)
Research and development expenses
Imaging Products & Solutions	72.4	69.0	–4.7%
Game	76.9	75.0	–2.5
Mobile Products & Communications	28.2	93.8	+233.1
Home Entertainment & Sound	72.7	64.3	–11.6
Devices	136.9	107.4	–21.5

Consolidated research and development costs for the fiscal year ending March 31, 2014 are expected to decrease by 5.0 percent to 450.0 billion yen.

Research and development costs for the fiscal year ended March 31, 2012 increased by 6.7 billion yen, or 1.6 percent year-on-year, to 433.5 billion yen. The increase is primarily due to a recording of 9.7 billion yen in research and development costs at Sony Mobile due to the impact of consolidating Sony Mobile, which was previously accounted for under the equity method, as a wholly-owned subsidiary since February 16, 2012. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) increased from 6.7 percent to 7.7 percent.

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

Issues Facing Sony and Management’s Response to those Issues

While there are signs of a recovery in consumer demand in the U.S. and economic activity in Japan is forecasted to recover due to new economic stimulus policies from the Japanese government, a global economic recovery remains uncertain due to the continuing euro zone crisis and uncertainty about the economic growth of emerging markets.

The uncertain economic environment is compounded by continued, intense pricing pressure from competitors, shrinking markets for certain key products and shorter product cycles, primarily in Sony’s electronics businesses. In this challenging environment, Sony’s Electronics segments, in aggregate, recorded operating losses in the fiscal years ended March 31, 2012 and 2013.

Under these circumstances, Sony has been accelerating initiatives to revitalize and grow its electronics businesses based on the corporate strategy announced on April 12, 2012 and updated on May 22, 2013, while further growing the entertainment and financial services businesses that have been contributing stable profit, in order to enhance the entire Sony Group’s ability to heighten corporate value. Sony is also implementing the following key strategies for the fiscal year ending March 31, 2014.

1.	Accelerate execution of strategies in the three core electronics businesses (Mobile, Imaging and Game)

•	Mobile business — In the smartphone and tablet businesses, where continued market growth is anticipated, Sony aims to achieve further growth while enhancing profitability. Sony intends to accelerate the speed with which it develops compelling products that incorporate the best of Sony’s technologies and execute the timely launch of new and highly competitive products that build on the success of Xperia™ Z, which has been well-accepted in many markets worldwide. By further strengthening relations with major operators globally and expanding sales channels, Sony is seeking to secure a leading position in each of its focus markets around the globe. Through these efforts, Sony aims to capitalize on the growing market for smartphones in which Sony has had minimal market share due to long product development lead times compared to its competitors. To address declining PC sales caused by increased consumer demand for tablets and the slow adoption of laptops running on a new operating system, Sony is prioritizing profitability improvement over sales expansion with the aim of returning the PC business to profit. Through these efforts, Sony aims to reduce costs in the PC business and overcome commoditization of the PC market in which Sony’s ability to command a premium price for its products has been reduced by intense competition.

•

Imaging business — Placing image sensors, a particularly strong category for Sony, at its core, Sony is focusing its imaging businesses on creating value-added products, while aggressively exploring new applications for its imaging technologies in both the consumer and professional markets. With respect to image sensors, Sony will continue to commercialize new technologies capable of differentiating finished products for use in a range of consumer and professional applications. Sony also plans to engage in aggressive capital investment in order to meet the robust demand for these components. At the same time, Sony is developing technologies that further expand the range of sensor applications, including sensors capable of sensing beyond the visible light spectrum, and sensors capable of detecting and categorizing different types of information. In the professional market, Sony will continue to reinforce its professional camera lineup centering on 4K-compatible cameras, as well as cameras for cinematography. Sony will also target further business growth by extending the scope of its digital imaging technologies to new business areas such as security, sports and medical, and will reallocate resources accordingly. In the consumer market, where business conditions continue to shift rapidly, Sony aims to expand sales of value-added compact digital still cameras by introducing models that leverage Sony’s image sensor technologies to further enhance image quality, and also incorporate such other enhancements as reduced size and weight, and higher-powered zoom. Sony believes that there is room for considerable growth in the category of mirrorless lens cameras, and will seek to firmly maintain its position in this category. In addition to these efforts, Sony aims to capitalize on the growing market for smartphones in response to the shift in consumer demand away from dedicated camera devices (including both still cameras and video cameras) to camera-equipped smartphones.

•

Game business — “PlayStation 3” continues to deliver stable hardware and software sales, and Sony will continue to reinforce the business’ position as a stable source of profit. In particular, Sony will seek to grow sales of content and services through PlayStation Store to contribute to profit. For “PlayStation Vita” (“PS Vita”), Sony will aim to secure further sales and profit through various hardware sales initiatives and the introduction of compelling software titles. The next generation platform, “PlayStation 4” (“PS4”) is expected to launch this year-end holiday season. PS4 will deliver a quality gaming experience only possible through a dedicated gaming system, and will also enable smartphone and tablet users to share in the enjoyment of PS4, even without owning PS4 themselves. Furthermore, customers who own both PS4 and PS Vita will be able to experience new services and game entertainment. Sales of digital downloads are increasing rapidly as the delivery of game content transitions from disc media to sales over the network. Sony is also working towards streaming PlayStation games by leveraging the cloud technologies of Gaikai Inc., which Sony acquired in the fiscal year ended March 31, 2013. This would enable the PlayStation experience to be enjoyed across a wide range of products, providing significant opportunities for further business expansion. Through these efforts, Sony aims to re-invigorate the game market, which has recently experienced a shift in consumer preferences to casual, free-to-play games played on mobile devices. Sony also aims to increase its share in the online gaming market, which has expanded at a pace faster than Sony’s growth in that market.

2.	Pursue initiatives to return the TV business to profitability

Within the TV business, Sony is working to enhance product strength in order to increase sales and product value. By incorporating unique, Sony-developed features such as the image processing engine and wide color displays, Sony will continue to enhance the image and audio quality of its Full HD TV models, while also expanding its 4K LCD TV lineup. In addition, in emerging markets where continued growth is expected, Sony plans to launch models tailored to meet local needs in order to increase sales volumes, while also continuing to reduce fixed and operational costs. Through these efforts, Sony aims to overcome years of losses in its TV business generated as a result of difficulties in differentiating Sony’s products from its competitors’ products, intense pricing pressure from a consistently large pool of competitors, and the high cost base of the TV business.

3.	Further strengthen profitability in the entertainment and financial services businesses

In the Pictures business, Sony is focusing on the production and acquisition of a diversified portfolio of motion picture and television product with worldwide appeal and is targeting expansion of its worldwide television networks in rapidly growing markets such as India. Sony also is exploring new digital distribution methods for its product, while optimizing existing distribution methods, and continuing to explore alternative avenues for financing its motion pictures. At the same time, Sony continues to face intense competition, rising costs, digital theft, continuing industry-wide decline in physical media sales, and limited access to third-party financing.

In the Music business, Sony is aiming to increase market share by discovering and nurturing exciting new talent, and is also exploring growth opportunities such as leveraging its music content for use across increasingly popular online music service platforms. Sony is also pursuing new business revenue streams such as sponsorships and music-based television programming. In the music publishing business, which manages music publishing rights, Sony/ATV Music Publishing LLC began administering EMI Music Publishing’s world-class global music catalog in June 2012. Sony plans to solidify its position in the music publishing industry through efficient management and strong creative decisions. However, the music business has been operating in a challenging market environment for several years, with declines in industry revenues each year from 2000 to 2011, as declines in the industry’s physical sales have not been offset by growth in the digital sales. While 2012 marked the first year since 1999 that global music industry sales did not decline, showing a modest 0.2 percent growth in revenue, the overall declining trend may continue in the medium term despite the digital arena having significant potential, with current digital platforms continuing overall growth in the U.S. and expanding globally, as well as with new digital platforms and innovative products being introduced in the digital marketplace.

In the financial services businesses, these businesses are striving to deliver highly dependable services backed by high customer satisfaction ratings, and, by doing so, achieve a consistent increase in corporate value underpinned by the businesses’ stable revenue base and solid financial foundation. To this end, the financial services businesses aim to achieve sustainable growth through further enhancing customer satisfaction and expanding their customer base by pursuing their core competency of providing high-quality services. These businesses also aim to strengthen their solid revenue base in the face of a changing business environment.

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

Further details of the global environmental plan “Road to Zero” and actual measures undertaken by Sony are reported in Sony’s CSR report available on the following website: http://www.sony.net/SonyInfo/csr/report/index.html.

E.	Off-balance Sheet Arrangements

Sony has certain off-balance sheet arrangements that provide liquidity, capital resources and/or credit risk support.

The below transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. In each case, losses from these transactions were insignificant, and although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant. Other than the cash proceeds from the sales below, net cash flows related to these transactions, including servicing fees, for the fiscal years ended March 31, 2011, 2012 and 2013 were insignificant.

Sony has established several accounts receivable sales programs in Japan whereby Sony can sell up to 53.7 billion yen of eligible trade accounts receivable in the aggregate at any one time. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2011, 2012 and 2013 were 136.2 billion yen, 126.5 billion yen and 105.9 billion yen, respectively.

A subsidiary of the Financial Services segment has established several receivables sales programs whereby the subsidiary can sell up to 24.0 billion yen of eligible receivables in the aggregate at any one time. Through these programs, the subsidiary can sell receivables to special purpose entities owned and operated by banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. Total receivables sold during the fiscal years ended March 31, 2011, 2012 and 2013 were 166.0 billion yen, 130.1 billion yen and 89.7 billion yen, respectively.

Sony has established an accounts receivable sales program in the United States whereby Sony’s U.S. subsidiary can sell up to 350 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank. The program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. The portion of the sales proceeds held back and deferred is initially recorded at estimated fair value, is included in other current assets and was 16.3 billion yen at March 31, 2012 and 4.5 billion yen at March 31, 2013. Sony includes collections on such receivables as cash flows within operating activities in the consolidated statements of cash flows since the receivables are the result of operating activities and the associated interest rate risk is insignificant due to its short-term nature. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal years ended March 31, 2011, 2012 and 2013 are as follows:

	Fiscal year ended March 31
	2011	2012	2013
	Yen in billions
Total trade receivables sold	414.1	476.9	355.9
Deferred proceeds	185.6	117.3	8.1
Collections of deferred proceeds	153.6	132.6	20.6

During the fiscal year ended March 31, 2013, Sony established an accounts receivable sales program whereby Sony can sell eligible trade accounts receivables held by certain subsidiaries in Europe denominated in several currencies, primarily the euro, to a commercial bank on an uncommitted basis. The maximum receivables that may be sold at any one time in the aggregate translates into approximately 72.5 billion yen as of March 31, 2013. Sony can sell receivables in which the agreed upon original due dates are no more than 150 days after the date the receivables are sold. Total receivables sold during the fiscal year ended March 31, 2013 were 66.0 billion yen.

Certain of the accounts receivable sales programs above also involve variable interest entities (“VIEs”).

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements include several joint ventures in the recorded music business, the U.S. based music publishing business, the financing of film production and the outsourcing of manufacturing operations. In addition, Sony has entered into several accounts receivable sales programs that involve VIEs, which are described above. In several of the arrangements in which Sony holds significant variable interests, Sony is the primary beneficiary and therefore consolidates these VIEs. Arrangements in which Sony holds significant variable interests in VIEs but Sony is not the primary beneficiary and therefore does not consolidate are described as follows:

In connection with the September 2010 refinancing of the debt obligations of the third-party investor in the U.S. based music publishing business, Sony has issued a guarantee to a creditor of the third-party investor in which Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50 percent interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. The assets of the third-party investor that are being used as collateral were placed in a separate trust which is also a VIE in which Sony has significant variable interests. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the trust. The assets held by the trust consist solely of the third-party investor’s 50 percent ownership interest in the music publishing subsidiary. At March 31, 2013, the fair value of the assets held by the trust exceeded 303 million U.S. dollars.

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

Additionally, on January 19, 2007, the subsidiary entered into a production/co-financing agreement with another VIE to co-finance a majority of the films submitted through March 2012. The subsidiary received a commitment from the VIE that it would fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). Under the agreement, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third-party participation and residual costs, each as defined. As the subsidiary did not have the power to direct the activities of the VIE, the subsidiary is not the primary beneficiary of the VIE. On December 16, 2011, the subsidiary and the VIE agreed to modify the production/co-financing agreement (the “Modification”). Per the Modification, the VIE paid the subsidiary 20 million U.S. dollars and transferred selected rights in the films financed prior to the Modification (the “Previously Financed Films”) to the subsidiary, including the VIE’s share in the net profits in the Previously Financed Films. In exchange, the subsidiary released the VIE from its obligation to finance future films and the VIE received a participation interest in the Previously Financed Films. As the subsidiary, after the Modification, continues to not have the power to direct the activities of the VIE, the subsidiary is not the primary beneficiary of the VIE. At March 31, 2013, there were no amounts recorded on the subsidiary’s balance sheet that related to the VIE other than the VIE’s participation interest in the Previously Financed Films.

In January 2010, Sony sold 90 percent of its interest in a Mexican subsidiary which primarily manufactured LCD televisions, as well as other assets to a contract manufacturer. The continuing entity, which would perform this manufacturing going forward, is a VIE as it is thinly capitalized and dependent on funding from the parent entity. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities that most significantly impact the VIE’s economic performance nor does Sony have the obligation to absorb the losses of the VIE. Concurrent with the sale, Sony entered into an agreement with the VIE and its parent company in which Sony agreed to purchase a significant share of the LCD televisions that Sony sells in certain markets, including the U.S. market. As of March 31, 2013, the amounts recorded on Sony’s consolidated balance sheets that relate to the VIE include receivables recorded within prepaid expenses and other current assets of 8,989 million yen and accounts payable, trade of 12,756 million yen. Sony’s maximum exposure to losses is considered insignificant.

As described in Note 5 of the consolidated financial statements, on June 29, 2012, an investor group which included a wholly-owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing. In addition, DHP entered into an agreement with Sony’s U.S. based music publishing subsidiary in which the subsidiary provides administration services to DHP (the “Administration Agreement”). DHP was determined to be a VIE as many of the decision making rights for the entity do not reside within the entity’s equity interests, but rather are embedded in the Administration Agreement. Under the terms of the Administration Agreement, the largest non-Sony shareholder has approval rights over decisions regarding the activities that most significantly impact DHP, including the acquisition and retention of copyrights and the licensing of songs. These approval rights result in Sony and the largest non-Sony shareholder sharing the power to direct the activities of DHP, and as such, Sony is not the primary beneficiary of the VIE. At March 31, 2013, the only amounts recorded on Sony’s consolidated balance sheet that relate to the VIE is Sony’s net investment of 273 million U.S. dollars and a net receivable balance of 11 million U.S. dollars. Sony’s maximum exposure to losses as of March 31, 2013 is the aggregate amounts recorded on its balance sheet of 284 million U.S. dollars.

As described above, accounts receivable sales programs in Japan and in the Financial Services segment also involve VIEs. These VIEs are all special purpose entities of the sponsor banks. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate these entities as Sony does not have the power to direct the activities, an obligation to absorb losses, or the right to receive the residual returns of these VIEs. Sony’s maximum exposure to losses from these VIEs is considered insignificant.

Refer to Note 23 of the consolidated financial statements for more information on VIEs.

F.	Contractual Obligations, Commitments, and Contingent Liabilities

The following table summarizes Sony’s contractual obligations and commitments as of March 31, 2013. The references to the notes below refer to the corresponding notes within the consolidated financial statements.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(Yen in millions)
Contractual obligations and commitments:
Short-term debt (Note 11)	87,894	87,894	—	—	—
Long-term debt (Notes 8 and 11)
Capital lease obligations and other	44,125	25,055	8,134	6,606	4,330
Other long-term debt	1,050,591	131,233	303,433	415,205	200,720
Interest on other long-term debt	36,089	9,370	12,454	8,089	6,176
Minimum rental payments required under operating leases (Note 8)	237,706	57,598	82,116	43,967	54,025
Purchase commitments (Note 27)
Purchase commitments for property, plant and equipment	27,152	27,152	—	—	—
Expected cost for the production or purchase of motion pictures and television programming or certain rights	111,390	55,334	44,714	11,342	—
Long-term contracts with recording artists, songwriters and companies	55,378	22,555	20,699	7,940	4,184
Long-term sponsorship contracts related to advertising and promotional rights	53,792	7,613	14,472	9,493	22,214
Other purchase commitments	57,971	31,094	21,830	5,047	—
Future insurance policy benefits and other and policyholders’ account in the life insurance business* (Note 10)	14,244,155	358,693	782,914	862,190	12,240,358
Gross unrecognized tax benefits** (Note 21)	191,886	4,521	—	—	—
Total	16,198,129	818,112	1,290,766	1,369,879	12,532,007

* Future insurance policy benefits and other and policyholders’ account in the life insurance business are the estimated future cash payments to be made to policy holders and others. These cash payments are based upon assumptions including morbidity, mortality, withdrawals and other factors. Amounts presented in the above table are undiscounted. The sum of the cash payments of 14,244.2 billion yen exceeds the corresponding liability amounts of 5,201.4 billion yen included in the consolidated balance sheets principally due to the time value of money (Note 10).

** The total amounts represent the liability for gross unrecognized tax benefits in accordance with the accounting guidance for uncertain tax positions. Sony estimates 4.5 billion yen of the liability is expected to be settled within one year. The settlement period for the remaining portion of the liability, which totaled 187.4 billion yen, cannot be reasonably estimated due to the uncertainty associated with the timing of the settlements with the various taxing authorities (Note 21).

The following items are not included in either the above table or the total amount of commitments outstanding at March 31, 2013:

•

The total amount of expected future pension payments is not included as such amount is not currently determinable. Sony expects to contribute approximately 22 billion yen to Japanese pension plans and approximately 8 billion yen to foreign pension plans during the fiscal year ending March 31, 2014 (Note 15).

•

The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included in the above table as it is not foreseeable what loans will be incurred under such line of credit. The total unused portion of the line of credit extended under these contracts was 23.3 billion yen as of March 31, 2013 (Note 27).

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

•

An advance payment from a commercial customer is not included as it is subject to reimbursement only under certain contingent conditions of the contract, including a downgrade of Sony’s credit rating by either S&P (lower than “BBB-”) or Moody’s (lower than “Baa3”). The maximum repayment amount is 35.5 billion yen which is recorded in other long-term liabilities in the consolidated balance sheets at March 31, 2013 based on the anticipated recoupment period. The advance payment amounts are recouped through product sales to the commercial customer during the period specified in the contract.

In order to fulfill its commitments, Sony will use existing cash, cash generated by its operating activities, and intra-group borrowings, where possible. Further, Sony may raise funds through bonds, CP programs and committed lines of credit from banks, when necessary.

The following table summarizes Sony’s contingent liabilities as of March 31, 2013.

Total amounts
Contingent liabilities: (Note 27)	(Yen in millions)
Loan guarantees to a creditor of the third-party investor	28,497
Other	58,682
Total contingent liabilities	87,179

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

During the fiscal year ended March 31, 2011, Sony recorded impairment charges for long-lived assets totaling 23,735 million yen which did not include any individually significant charges. These charges included impairment losses of 7,668 million yen due to significant damage to certain fixed assets directly caused by the Great East Japan Earthquake. For further details, please refer to Note 18 of the consolidated financial statements. The charges also partially related to restructuring activities, primarily in the IP&S and HE&S segments.

During the fiscal year ended March 31, 2012, Sony recorded impairment charges for long-lived assets totaling 59,583 million yen which included 16,700 million yen related to the LCD televisions asset group within the HE&S segment and 12,601 million yen related to the network business asset group within All Other. During the fiscal year ended March 31, 2013, Sony recorded impairment charges for long-lived assets totaling 14,494 million yen which included 7,617 million yen related to the LCD televisions asset group within the HE&S segment. These impairment charges primarily reflect a decrease in the estimated fair value of property, plant and equipment and certain intangible assets. For the LCD televisions asset group, the corresponding estimated future cash flows leading to the impairment charges reflect the continued deterioration in LCD televisions market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates. For the network business asset group, which has made investments in network improvements and security enhancements, the corresponding estimated future cash flows leading to the impairment charges, reflect management’s revised forecast over the limited period applicable to the impairment determination.

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

Goodwill and other intangible assets

Goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized and are tested annually for impairment during the fourth quarter of each fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by Sony’s management. In assessing goodwill for impairment, Sony has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Reporting units are Sony’s operating segments or one level below the operating segments. If Sony determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, no additional tests to assess goodwill for impairment are required to be performed. However, if Sony concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. In the fiscal year ended March 31, 2013, Sony elected not to perform the aforementioned qualitative assessment of goodwill and instead proceeded directly to the first step of the quantitative impairment test.

The first step of the two-step process involves a comparison of the estimated fair value of a reporting unit to its carrying amount to identify potential impairment. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Intangible assets that are determined to have an indefinite useful life are tested for impairment by comparing the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test are judgmental in nature and often involve the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could significantly impact whether or not an impairment charge is recognized as well as the magnitude of any such charge. In its impairment review, Sony performs internal valuation analyses or utilizes third-party valuations when management believes it to be appropriate, and considers other market information that is publicly available. Estimates of fair value are primarily determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. In addition to the estimates of future cash flows, two of the most significant assumptions applied to estimated cash flows involved in the determination of fair value of the reporting units were the discount rates and the perpetual growth rates applied to determine terminal values used in the discounted cash flow analysis. The discount rates used in the cash flow models for the goodwill impairment testing considered market and industry data as well as specific risk factors for each reporting unit. The perpetual growth rates for the individual reporting units, for purposes of the terminal value determination, were generally set after an initial three-year forecasted period, although certain reporting units utilized longer forecasted periods, and were based on historical experience, market and industry data.

Except as described below, fair value exceeded the carrying amount of the reporting units with goodwill or intangible assets with an indefinite useful life, and therefore no impairment existed and the second step of the impairment test was not required. As a result, no material impairments of goodwill or intangible assets with an indefinite useful life were recorded beyond the impairments described below. When testing goodwill for impairment, consideration was given to Sony’s market capitalization in relation to the sum of the calculated fair values of the reporting units, including reporting units with no goodwill, and taking into account corporate level assets and liabilities not assigned to individual reporting units as well as a reasonable control premium.

During the fiscal year ended March 31, 2013, Sony recorded impairment losses of 1,445 million yen in reporting units included in All Other. The impairment charge reflected the overall decline in the fair values of the reporting units. The fair values of the reporting units were estimated using the expected present value of future cash flows.

The carrying amounts of goodwill by segment as of March 31, 2013 are as follows:

Yen in millions
Imaging Products & Services	5,775
Game	147,531
Mobile Products & Communications	153,569
Devices	37,269
Pictures	160,857
Music	113,650
Financial Services	2,314
All Other	22,278

Total	643,243

The above amounts by segment reflect the reorganization that was effective as of April 1, 2012. This reorganization did not result in any changes in the composition of reporting units and accordingly had no impact on the assignment of goodwill within any reporting unit.

Management believes that the estimates of future cash flows and fair value used in the goodwill impairment tests are reasonable; however, in the future, changes in estimates resulting in lower than currently anticipated cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and other intangible assets in the future. In order to evaluate the sensitivity of the fair value calculations on the impairment analysis performed for the fiscal year ended March 31, 2013, Sony applied a hypothetical 10 percent decrease to the fair value of each reporting unit. A hypothetical 10 percent decrease to the estimated fair value of each reporting unit would not have resulted in a failure of step one of the goodwill impairment test.

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

Sony’s principal pension plans are its Japanese pension plans. No individual foreign pension plan is significant to the consolidated pension plan assets and pension obligations.

To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 1.5 percent for its Japanese pension plans as of March 31, 2013. The discount rate was determined by using information about rates of return on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments. Such available information about rates of returns is collected from published market information and credit rating agencies. The 1.5 percent discount rate represents a 40 basis point decrease from the 1.9 percent discount rate used for the fiscal year ended March 31, 2012. Toward the end of the fiscal year ended March 31, 2013, various market participants including financial institutions increased purchases of Japanese government bonds, anticipating an increase in bond-buying operations by the Bank of Japan and an extension in the maturity periods. As a result, the bond yields declined and Sony’s discount rate reflects this impact.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of pension plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long term return consistent with the long term nature of the corresponding pension liabilities. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 3.0 percent as of March 31, 2012 and 2013. The actual return on pension plan assets for the fiscal years ended March 31, 2012 and 2013 was a 3.4 percent gain and a 12.5 percent gain, respectively. The improvement in the actual return on pension plan assets was primarily due to the robust performance in the equity markets during the second half of the fiscal year, and the appreciation of foreign currency-denominated assets reflecting the weakening yen. Actual results that differ from the expected return on pension plan assets are accumulated and amortized as a component of pension costs over the average future service period, thereby reducing the year-to-year volatility in pension costs. As of March 31, 2012 and 2013, Sony had, with respect to Japanese pension plans, net actuarial losses of 292.4 billion yen and 264.6 billion yen, respectively, including losses related to pension plan assets. For the fiscal year ended March 31, 2013, the net actuarial loss decreased as the actual return on pension plan assets significantly exceeded the expected return, partially offset by the impact of the decline in the discount rate used to determine the defined benefit obligation, as compared to the prior fiscal year’s rate.

The following table illustrates the effect on the fiscal year ending March 31, 2014 of changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions as of March 31, 2013 constant, for Japanese pension plans.

Change in assumption	Projected benefit obligations	Pension costs	Equity (Net of tax)
(Yen in billions)
25 basis point increase / decrease in discount rate	–/+32.0	–/+1.6	+/–1.0
25 basis point increase / decrease in expected long-term rate of return on pension plan assets	—	–/+1.5	+/–0.9

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

Sony Corporation and its national tax filing group in Japan were in a three year cumulative loss position in the fiscal year ended March 31, 2011. In Japan, Sony Corporation files a standalone tax filing for local tax purposes and a consolidated national tax filing with its wholly-owned Japanese subsidiaries for national tax purposes. As the national tax filing group only includes wholly-owned subsidiaries, certain Japanese subsidiaries are excluded, the most significant of which are Sony Financial Holdings Inc. and its subsidiaries. Due to the cumulative losses in recent years, and because the net operating losses in Japan have a relatively short carryforward period of seven to nine years, a limited number of years remain in the carryforward period. The first year of expiration of the remaining net operating losses in Japan would be 2014 for local taxes and 2018 for national taxes. As described above, carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available positive and negative evidence, it is more likely than not that such assets will not be realized. While the cumulative loss position and the remaining limited years in the carryforward period were significant negative evidence, there was positive evidence in the form of a history of taxable income and a history of utilizing assets before expiration, as well as the availability of tax strategies regarding the utilization of the deferred tax assets. However, based on the near term forecast at the end of the fiscal year ended March 31,

2011, including the anticipated impact of the Great East Japan Earthquake and the lesser weight provided to longer range forecasts when an entity is in a cumulative loss, Sony did not believe that the objectively verifiable positive evidence was sufficient to overcome the significant negative evidence of the cumulative loss. As the weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 362,316 million yen as of March 31, 2011.

As of March 31, 2012, Sony had concluded that with respect to SAHI and its consolidated tax filing group in the U.S., and SEU, a subsidiary in the U.K., the cumulative loss position was significant negative evidence that was difficult to overcome. There was positive evidence in the form of tax planning actions and strategies, the long carryforward periods for utilization, as well as a history of taxable income and utilization of assets before expiration. The tax planning strategies included changes in film amortization methods in the U.S., the success of which depends on future forecasts of income. Notwithstanding this positive evidence, the weight given to evidence is commensurate with the extent to which it can be objectively verified. It is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 203,025 million yen for SAHI and its consolidated tax filing group in the U.S., and 20,694 million yen for SEU, as of March 31, 2012. Sony Corporation and its national tax filing group in Japan remained in a cumulative loss position as of March 31, 2012, and as a result, during the fiscal year ended March 31, 2012, Sony recorded an additional valuation allowance against certain deferred tax assets at Sony Corporation and its national tax filing group in Japan. In addition, several Japanese subsidiaries are also in a cumulative loss position as of March 31, 2012, and therefore, recorded valuation allowances of 32,631 million yen against their separate deferred tax assets for local tax purposes.

Prior to its acquisition, Sony Ericsson, principally due to its cumulative loss position, had a valuation allowance against deferred tax assets mainly in Sweden in the amount of 78,393 million yen, for which Sony reported the impact of the valuation allowance through its 50% equity interest in Sony Ericsson.

The amount of the deferred tax assets as it relates to Sony Corporation, SAHI, Sony Computer Entertainment Inc., Sony Computer Entertainment Europe Limited and SEU takes into account the uncertain tax positions related to the more likely than not adjustments for Sony’s intercompany transfer pricing. Such transfer pricing is currently under review by the relevant governments as a result of applications for Bilateral Advance Pricing Agreements (“APAs”) filed in the U.S., the U.K. and Japan. Sony is required to estimate the final outcome of those government to government negotiations in recording its tax positions, including the allocation and amount of deferred tax assets among the various legal entities as of the balance sheet date. Sony reviews its estimated tax expense based on the progress made in these procedures, and the progress of transfer pricing audits generally, and makes adjustments to its estimates as necessary.

It is possible that advance pricing agreement negotiations could result in a different allocation of profits and losses than those currently estimated by management, and that such allocation could have a positive or negative impact on the amount or realizability of deferred tax assets or could change the amount of the valuation allowances recorded. Sony may record adjustments to its provision for uncertain tax positions and, accordingly, to its valuation allowance assessments, as additional evidence becomes available.

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

Policyholders’ account in the life insurance business

Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account includes universal life insurance and investment contracts. Universal life insurance includes interest sensitive whole life contracts and variable contracts. The credited rates associated with interest sensitive whole life contracts is 2.0 percent. For variable contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. Investment contracts mainly include single payment juvenile contracts and policies after the start of annuity payments. The credited rates associated with investment contracts range from 0.1 percent to 6.3 percent.

Recently Adopted Accounting Standards

Refer to Note 2, summary of significant accounting policies, recently adopted accounting pronouncements, of the consolidated financial statements.

Recent Accounting Pronouncements

Refer to Note 2, summary of significant accounting policies, recent accounting pronouncements not yet adopted, of the consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Corporation, their date of birth, the year in which they were first elected, their current position at Sony, prior positions, and other principal business activities outside Sony as of June 27, 2013.

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

Masaru Kato
Date of Birth: February 22, 1952
Director (Member of the Board) Since: 2012
Corporate Executive Officer Since: 2010
Current Positions within Sony:

Executive Vice President and Chief Financial Officer, Representative Corporate Executive Officer

Member of the Nominating Committee and the Compensation Committee

Director, Sony Financial Holdings, Inc.

Principal Business Activities Outside Sony: None

Prior Positions:
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
Principal Business Activities Outside Sony:

Chairman of the Board, NXP Semiconductors N.V.
Director, Telefonaktiebolaget LM Ericsson
Director, Mentor Graphics Corporation
Director, Taiwan Semiconductor Manufacturing Company Ltd.

Prior Positions:
2004	Director, Actis LLP
1996	Chief Executive Officer, British Telecom plc
1986	Chairman and Chief Executive Officer, ICL plc
1984	Managing Director, ICL plc, U.K.

Ryuji Yasuda
Date of Birth: April 28, 1946
Outside Director (Member of the Board) Since: 2007
Current Positions within Sony:	Chair of the Compensation Committee

Principal Business Activities Outside Sony:

Professor, Graduate School of International Corporate Strategy, Hitotsubashi University
Director, Daiwa Securities Group Inc.
Director, Fukuoka Financial Group, Inc.
Director, Yakult Honsha Co., Ltd.
Corporate Auditor, Asahi Shinbum Company
Director, Orix Corporation

Prior Positions:
2008	Director, Sony Financial Holdings Inc.
2006	Director, VANTEC CORPORATION
2005	Director, Fuji Fire and Marine Insurance Co., Ltd.
2003	Chairman, J-Will Partners Co., Ltd.
1996	Managing Director and Chairman, A.T. Kearney, Asia
1991	Director, McKinsey & Company
1986	Principal Partner, McKinsey & Company

Yukako Uchinaga:
Date of Birth: July 5, 1946
Outside Director (Member of the Board) Since: 2008
Current Positions within Sony:	Member of the Nominating Committee

Principal Business Activities Outside Sony:
Director, Aeon Co., Ltd.
Board Chair, Japan Women’s Innovative Network
Director, HOYA Corporation

Prior Positions:
2010	Corporate Auditor, Sompo Japan Insurance Inc.
2008	Chairman of the Board, Chief Executive Officer and President, Berlitz Corporation Director and Vice Chairman, Benesse Corporation
2007	Technical Advisor, IBM Japan, Ltd.
2004	Senior Managing Director, IBM Japan, Ltd.

Mitsuaki Yahagi
Date of Birth: March 3, 1948
Outside Director (Member of the Board) Since: 2008
Current Position within Sony:	Member of the Audit Committee

Principal Business Activities Outside Sony:
Special Advisor, The Japan Research Institute, Limited
Corporate Auditor, Toray Industries, Inc.
Corporate Auditor, Mitsui Engineering & Shipbuilding Co., Ltd.

Prior Positions:
2007	Representative Director and Chairman of the Board, The Japan Research Institute, Limited
2005	Deputy President, Sumitomo Mitsui Banking Corporation
2003	Director, Sumitomo Mitsui Financial Group, Inc.
1998	Director, The Sakura Bank, Ltd.

Kanemitsu Anraku
Date of Birth: April 21, 1941
Outside Director (Member of the Board) Since: 2010

Current Position within Sony:	Member of the Audit Committee
Principal Business Activities Outside Sony:

Director, Mizuho Financial Group, Inc.

Prior Positions:
2002	President, Nissan Real Estate Development Co., Ltd.
2000	Vice Chairman, Nissan Motor Co., Ltd.
1999	Representative Director and Executive Vice President, Nissan Motor Co., Ltd.

Yorihiko Kojima
Date of Birth: October 15, 1941
Outside Director (Member of the Board) Since: 2010
Current Position within Sony:	Member of the Nominating Committee
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

Eikoh Harada
Date of Birth: December 3, 1948
Outside Director (Member of the Board) Since: 2013
Current Position within Sony:	Member of the Compensation Committee
Principal Business Activities Outside Sony:

Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Holdings Company (Japan), Ltd.
Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Company (Japan), Ltd.
Director, Benesse Holdings, Inc.

Prior Positions:
1997	President, Apple Japan, Inc.
Vice President, Apple Computer, Inc.
1983	Director, Schlumberger Group

Joichi Ito
Date of Birth: June 19, 1966
Outside Director (Member of the Board) Since: 2013
Current Position within Sony:	Member of the Nominating Committee
Principal Business Activities Outside Sony:

Chief Executive Officer, Neoteny Co., Ltd.
Director, MIT Media Lab, Massachusetts Institute of Technology
Director, Digital Garage, Inc.
Director, Tucows Inc.
Director, Culture Convenience Club Co., Ltd.
Director, The New York Times Company

Prior Positions:
1999	Chairman, Infoseek Japan
1995	Co-founder, Chief Executive Officer, Digital Garage, Inc.

Tim Schaaff
Date of Birth: December 5, 1959
Director (Member of the Board) Since: 2013
Current Position within Sony:	Member of the Nominating Committee
Principal Business Activities Outside Sony: None

Prior Positions:
2012	Group Executive, Sony Corporation
2010	President, Sony Network Entertainment International LLC
2005	Entered Sony Corporation of America as Senior Vice President
1998	Vice President, Apple Computer, Inc.

Corporate Executive Officers

In addition to Messrs. Hirai and Kato, the six individuals set forth below are the current Corporate Executive Officers of Sony Corporation as of June 27, 2013. Refer to “Board Practices” below.

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
Principal Business Activities Outside Sony: None

Tadashi Saito
Date of Birth: August 21, 1953
Corporate Executive Officer Since: 2012
Current Positions within Sony:	Executive Vice President and Chief Strategy Officer, Officer in charge of Medical Business

Prior Positions:
2008	Executive Vice President, Sony Corporation
2005	Senior Vice President, Sony Corporation
2004	Executive Officer, Sony Corporation
1976	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Shoji Nemoto
Date of Birth: May 31, 1956
Corporate Executive Officer Since: 2012
Current Positions within Sony:	Executive Vice President, Officer in charge of Professional Solutions Business, Digital Imaging Business and Disc Manufacturing Business

Prior Positions:
2008	Senior Vice President, Sony Corporation
2005	Corporate Vice President, Sony Ericsson Mobile Communications AB
2003	Executive Officer, Sony Corporation
1979	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Tomoyuki Suzuki
Date of Birth: August 19, 1954
Corporate Executive Officer Since: 2012
Current Positions within Sony:	Executive Vice President, Officer in charge of Device Solutions Business, R&D Platform and Common Software Design

Prior Positions:
2005	Senior Vice President, Sony Corporation
2004	Executive Officer, Sony Corporation
1979	Entered Sony Corporation
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
Principal Business Activities Outside Sony: None

Kunitaka Fujita
Date of Birth: September 25, 1953
Corporate Executive Officer Since: 2013
Current Positions within Sony:	Executive Vice President, Officer in charge of Human Resources and General Affairs

Prior Positions:
2005	Senior Vice President, Corporate Executive, Sony Corporation
2004	Senior Vice President, Sony Corporation
1977	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Kazuo Hirai, Masaru Kato, Nicole Seligman, Tadashi Saito, Shoji Nemoto, Tomoyuki Suzuki, Kunimasa Suzuki and Kunitaka Fujita are engaged on a full-time basis by Sony Corporation. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

B.	Compensation

Under the Financial Instruments and Exchange Act of Japan and related regulations Sony is required to disclose the total remuneration paid by Sony Corporation to Directors and Corporate Executive Officers, as well as remuneration of any Director or Corporate Executive Officer who receives total aggregate annual remuneration exceeding 100 million yen from Sony Corporation and its consolidated subsidiaries in a fiscal year, on an individual basis. The following table and accompanying footnotes show the information on such matters that Sony Corporation has disclosed in its annual Securities Report for the fiscal year ended March 31, 2013 filed on June 27, 2013 with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.

(1) Total amounts of remuneration paid by Sony Corporation to Directors and Corporate Executive Officers

	Fixed remuneration		Bonus linked to business results		Retirement allowances (including phantom restricted stock plan)
	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)
Directors	15	172	—	—	3	32
	(*)(**)			(***)		(*****)
(Outside Directors)	(14)	(158)	(—)	(—)	(2)	(27)
Corporate Executive	11	684	9	0	3	187
Officers	(**)			(****)		(*****)
Total******	26	856	9	0	6	219

* The number of persons does not include three Directors who concurrently serve as Corporate Executive Officers, because Sony Corporation does not pay any additional remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

** The number of persons includes four Directors and a Director who resigned as Corporate Executive Officer on the day of the Ordinary General Meeting of Shareholders held on June 27, 2012, and a Corporate Executive Officer who resigned on December 31, 2012.

*** Sony Corporation does not pay bonuses linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.

**** Nine Corporate Executive Officers waived their bonuses linked to business results for the fiscal year ended March 31, 2013 in the same manner as in the fiscal year ended March 31, 2012.

***** The Retirement Allowances (including the Phantom Restricted Stock Plan) includes the amount that will be paid to three Directors and a Corporate Executive Officer who resigned in June 2013, the amount that will be paid to a Corporate Executive Officer who resigned on March 31, 2013 and the amount that was paid to a Corporate Executive Officer who resigned on December 31, 2012.

****** In addition to the above, during the fiscal year ended March 31, 2013, Sony Corporation recorded 7 million yen in expenses for Directors (7 million yen for Outside Directors) and 346 million yen in expenses for Corporate Executive Officers, respectively, for Stock Acquisition Rights granted to Directors and Corporate Executive Officers, respectively, during the fiscal year ended March 31, 2013 or in the past for stock option purposes.

(2) Amounts of remuneration paid by Sony Corporation and its subsidiaries to Directors and Corporate Executive Officers on an individual basis.

Name	Position	Basic remuneration (Yen in millions)	Bonus linked to business results (Yen in millions)	Retirement allowances (including phantom restricted stock plan) (Yen in millions)	Total (Yen in millions)	Granted number of stock acquisition rights* (Thousand shares)
Kazuo Hirai	Sony Corporation Director, President & CEO, and Representative Corporate Executive Officer**	153 ***	0	—	153	200
Ryoji Chubachi	Sony Corporation Former Director** (Until June 20, 2013) Former Vice Chairman and Representative Corporate Executive Officer (Until March 31, 2013)	76	0	118	194	40
Nicole Seligman	Sony Corporation EVP & General Counsel	85 ***	0	—	130	30
	Sony Corporation of America President	45	0	—

* The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal year ended March 31, 2013 was 189 yen and was estimated using the Black-Scholes option-pricing model with several assumptions. Refer to Note 17 of the consolidated financial statements on page F-67 of this report for details. The weighted-average fair value per share does not indicate the actual value that would be realized by a Corporate Executive Officer upon the exercise of the above-mentioned stock acquisition rights. The actual value, if any, that is realized by a Corporate Executive Officer upon the exercise of any stock acquisition rights will depend on the extent to which the market value of Sony Corporation’s Common Stock exceeds the exercise price of the stock acquisition rights on the date of exercise, and several other restrictions imposed on the exercise of the stock acquisition rights, including the period when a Corporate Executive Officer could exercise the stock acquisition rights. Accordingly, there is no assurance that the value realized or to be realized by a Corporate Executive Officer upon the exercise of the stock acquisition rights is or will be at or near the weighted-average fair value per share presented above. In addition, the above weighted-average fair value per share was calculated to recognize compensation expense for the fiscal year ended March 31, 2013 for accounting purposes and should not be regarded as any indication or prediction of Sony with respect to its future stock performance.

** As noted above, Sony Corporation does not pay any remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

*** Apart from the remuneration contained in the above table, Sony also provided certain personal benefits and perquisites, including fringe benefits (and in some instances Sony paid the executive’s income taxes related to their perquisites), during the fiscal year ended March 31, 2013: for Kazuo Hirai, Representative Corporate Executive Officer, Sony Corporation — 11 million yen; and for Nicole Seligman, Corporate Executive Officer, Sony Corporation — 6 million yen/ Sony Corporation of America — 3 million yen.

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

Based upon the above, the remuneration of Directors consists of the following two components:

•	Fixed remuneration; and

•	Phantom Restricted Stock Plan.

The schedule for the amount of each component and its percentage of total remuneration is determined in accordance with the basic policy above. Remuneration of Directors shall be at an appropriate level determined based upon research made by a third party regarding remuneration of directors of both domestic and foreign companies. No Director remuneration is paid to those Directors who concurrently serve as Corporate Executive Officers.

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

Regarding the Phantom Restricted Stock Plan, points fixed every year by the Compensation Committee shall be granted to Corporate Executive Officers* every year during his/her tenure in office, and at the time of resignation, the remuneration amount shall be calculated by multiplying Sony Corporation’s Common Stock price by accumulated points. These amounts are then used to purchase Sony Corporation’s Common Stock on behalf of the applicable Corporate Executive Officer upon his or her resignation.

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

The Board of Directors determines fundamental management policy and other important matters related to the management of Sony and oversees the performance of the duties of Directors and Corporate Executive Officers. Furthermore, the Board of Directors has the power and authority to appoint and dismiss the members of Sony Corporation’s three committees and Corporate Executive Officers. Under the Companies Act, Directors are elected at the General Meeting of Shareholders from the candidates determined by the Nominating Committee. Under the Companies Act, the term of office of Directors expires at the conclusion of the Ordinary General

Meeting of Shareholders held with respect to the last business year ending within one year after their election. Directors may serve any number of consecutive terms although, under the Charter of the Board of Directors, outside Directors may not be reelected more than five times without the consent of all Directors nor more than eight times even if the consent of all Directors is obtained. Sir Peter Bonfield and Ryuji Yasuda were reelected to their eighth and sixth terms, respectively, as outside Directors at the Ordinary General Meeting of Shareholders held on June 20, 2013 upon nomination by the Nominating Committee with the consent of all Directors pursuant to the Charter of the Board of Directors.

The Nominating Committee, which pursuant to the Charter of the Board of Directors consists of five or more Directors, determines the content of proposals to be submitted for approval at the General Meeting of Shareholders regarding the appointment and dismissal of Directors. As stated above, under the Companies Act, a majority of the members of the Nominating Committee must be outside Directors. Under the Charter of the Board of Directors, at least two members of the Nominating Committee must concurrently be Corporate Executive Officers. The Nominating Committee is comprised of the following members as of June 27, 2013: Sir Peter Bonfield, who is the Chair of the Nominating Committee and an outside Director; Osamu Nagayama, who is the Chairman of the Board and an Outside Director, Yukako Uchinaga, Yorihiko Kojima and Joichi Ito, who are each outside Directors; Tim Schaaff, who is a Director; and Kazuo Hirai and Masaru Kato, who are Corporate Executive Officers.

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

The Audit Committee discusses with Sony Corporation’s independent auditor, PricewaterhouseCoopers Aarata, the scope and results of audits by the independent auditor including their evaluation of Sony Corporation’s internal controls, compatibility with Generally Accepted Accounting Principles in the U.S., and the overall quality of financial reporting. The Audit Committee makes an assessment of the independence of PricewaterhouseCoopers Aarata by overseeing their activities through regular communications and discussions with them, and by pre-approving audit and non-audit services to be provided. The Audit Committee is comprised of the following members as of June 27, 2013: Takaaki Nimura, who is the Chair of the Audit Committee and an outside Director, and Mitsuaki Yahagi and Kanemitsu Anraku, who are also outside Directors. Takaaki Nimura and Kanemitsu Anraku are each “audit committee financial experts” within the meaning of Item 16A of this report.

As required by the Companies Act, the Compensation Committee determines the policy and the content of compensation, bonus and any other benefits (including equity-related rights or options given for the purpose of stock incentive options) to be received by each Director and Corporate Executive Officer in consideration of the execution of their duties. In addition to such statutory duties, the Compensation Committee sets policy on the composition of individual compensation to be received by other senior management of Sony Group (Directors or other officers of Sony Group companies whose appointment is subject to approval by the Chief Executive Officer (“CEO”) of Sony Corporation), and also submits proposals to the Board of Directors regarding the issuance of stock acquisition rights for the purpose of granting stock options and other forms of stock price-based compensation utilizing shares etc. of Sony Group, as individual compensation to the aforementioned senior management. Under the Charter of the Board of Directors, the Compensation Committee shall consist of three or more Directors, and as a general rule, at least one member shall concurrently serve as Corporate Executive Officer; provided, however, that a Director who is the CEO or the Chief Operating Officer (“COO”) of Sony Group or in any equivalent position shall not be a member of the Compensation Committee. As stated above, a majority of the members of the Compensation Committee must be outside Directors. The Compensation Committee is comprised of the following members as of June 20, 2013: Ryuji Yasuda, who is the Chair of the Compensation Committee and an outside Director, Eikoh Harada, who is also an outside Director; and Masaru Kato, who is a Corporate Executive Officer.

During the fiscal year ended March 31, 2013, the Board of Directors convened eleven times. The Nominating Committee met six times, the Audit Committee met seven times and the Compensation Committee met eight times. All 14 outside Directors participated in all meetings of the Board of Directors held during his/her tenure period of the fiscal year ended March 31, 2013 except for Sir Peter Bonfield, Yukako Uchinaga, Tsun-Yan Hsieh, Roland A. Hernandez and Yorihiko Kojima. (Sir Peter Bonfield participated in nine meetings out of eleven; Yukako Uchinaga participated in eight meetings out of eleven; Tsun-Yan Hsieh participated in nine meetings out of eleven; Roland A. Hernandez and Yorihiko Kojima each participated in ten meetings out of eleven.) Also, all 13 outside Directors who are members of Committees participated in at least 90 percent of the aggregate number of meetings of each Committee held during the fiscal year ended March 31, 2013. All three outside Directors who are members of the Audit Committee participated in all meetings of the Audit Committee held during his/her tenure period of the fiscal year ended March 31, 2013.

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

The Board of Directors must appoint one or more Corporate Executive Officers who are authorized to determine matters delegated to them by the Board of Directors. The Corporate Executive Officers are responsible for conducting all the business operations of Sony within the scope of authority delegated by the Board of Directors. As of June 27, 2013, there are eight Corporate Executive Officers, two of whom are also Directors. Significant decision-making authority has been delegated to the CEO and also to each Corporate Executive Officer with respect to investments, strategic alliances and other actions related to the execution of business operations. Sony Corporation believes that this significant delegation enables Sony to be managed in a dynamic and responsive manner. The terms of office of Corporate Executive Officers expire at the conclusion of the first meeting of the Board of Directors held immediately after the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year after their election. From among those Corporate Executive Officers who, as a general rule, are also Directors, the Board of Directors shall elect Representative Corporate Executive Officers. Each Representative Corporate Executive Officer has the statutory authority to represent Sony Corporation in the conduct of its affairs.

(Supplementary Information)

At a Board meeting held on April 26, 2006, the Board of Directors reaffirmed the internal control and governance framework in effect as of the date of determination and determined to continue to evaluate and improve such framework going forward, as appropriate. At a Board meeting held on May 13, 2009, the Board of Directors reaffirmed such internal control and governance framework, as slightly amended, in effect as of the date of determination and determined to continue to evaluate and improve such amended framework going forward, as appropriate. This determination was required by and met the requirements of the Companies Act. Details of the determination are posted on the following website: http://www.sony.net/SonyInfo/IR/library/control.html

For an explanation as to the significant differences between the New York Stock Exchange’s corporate governance standards and Sony’s corporate governance practices, please refer to “Disclosure About Differences in Corporate Governance” in Item 16G or visit Sony’s website at: http://www.sony.net/SonyInfo/IR/info/strategy/NYSEGovernance.html

D.	Employees

As of March 31, 2013, Sony had approximately 146,300 employees, a decrease of approximately 16,400 employees from March 31, 2012. During the fiscal year ended March 31, 2013, while employees of the Financial Services segment increased, the total number of employees decreased significantly due to production adjustments implemented mainly at manufacturing sites in the East Asia region (excluding Japan), restructuring initiatives and the sale of the chemical products related business during the same fiscal year. As of March 31, 2013, approximately 54,800 employees were located in Japan and approximately 91,500 employees were located outside Japan. Approximately 24 percent of the total number of employees were members of labor unions.

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

The following table shows the number of employees of Sony by segment as of March 31, 2011, 2012 and 2013.

Number of Employees by Segment

	March 31
	2011	2012	2013
Electronics*	127,700	121,700	105,000
Pictures	7,000	7,200	7,400
Music	6,800	6,400	6,500
Financial Services	7,400	7,700	8,200
All Other	10,500	10,500	9,900
Unallocated — Corporate employees	8,800	9,200	9,300

Total**	168,200	162,700	146,300

*	The term “Electronics” refers to the sum of the IP&S, Game, MP&C, HE&S and Devices segments.

**	Employees of Sony Mobile Communications were not included in the number of total employees in the fiscal year ended March 31, 2011, as it was an equity-method company.

As of March 31, 2013, the number of employees in Electronics decreased compared to March 31, 2012, reflecting the sale of the chemical products related business, restructuring and production adjustments implemented mainly at manufacturing sites. The number of employees in All Other also decreased compared to March 31, 2012, reflecting the deconsolidation of M3, Inc. and its subsidiaries during the fiscal year ended March 31, 2013. In the Financial Services segment, the number of employees as of March 31, 2013 increased compared to March 31, 2012 due to the expansion of its businesses.

As of March 31, 2012, Sony Mobile Communications (“Sony Mobile”) employees were included in the number of employees in Electronics following the consolidation of Sony Ericsson in February 2012. However, the number of employees in Electronics decreased compared to March 31, 2011, reflecting production adjustments at manufacturing facilities. Excluding Electronics, no significant increase or decrease was observed overall.

As of March 31, 2011, the number of employees in Electronics and the Music segment decreased compared to March 31, 2010, reflecting continuing restructuring initiatives. Corporate employees increased as a result of newly established horizontal platform organizations at global headquarters. The number of employees in the Pictures segment increased, recovering to the level as of March 31, 2009.

In addition, the average number of employees for the fiscal years ended March 31, 2011, 2012 and 2013 calculated by averaging the total number of employees at the end of each quarter, were approximately 169,900, 165,900 and 153,900, respectively.

Sony generally considers its labor relations to be good.

In Japan, Sony Corporation and several subsidiaries have labor unions.

Regarding labor relations in Electronics by area, in Asia, where Sony owns many manufacturing sites, a few of these sites have labor unions that have union contracts. In China, most employees are members of labor unions. In the Americas, some manufacturing sites have labor unions. Sony has generally maintained good relationships with these labor unions. In Europe, Sony maintains good labor relations with the Work Councils in each country.

In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2013, negotiations were successfully concluded for new three year agreements with the Teamsters, Local 399 for Drivers, Location Managers, Couriers and Casting Directors. Negotiations were also successfully concluded for a new three year agreement with the Basic Crafts Unions (Plasterers, Local 755, Plumbers and Pipefitters, Local 78, International Brotherhood of Electrical Workers, Local 40 and Utility Employees, Local 724), Teamsters Local 817 and the Office of Professional Employees International Union, Local 174. Negotiations have also concluded for new three year agreements with the International Alliance of Theatrical Stage Employees (“IATSE”) in connection with the agreements for Locals 52, 829, 764, 798 and 161, Animation Guild, Local 839 and Area Standards. Negotiations were successfully concluded with the Union of British Columbia Performers and the Alliance of Canadian Cinema, Television and Radio Artists. Negotiations for a new three year agreement are ongoing with the American Federation of Musicians. It is not anticipated that those negotiations will result in an interruption in production.

In the Music segment, Sony has several labor unions and generally considers its labor relations to be good.

Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

E.	Share Ownership

The total number of shares of Sony Corporation’s Common Stock beneficially owned by Directors and Corporate Executive Officers (13 people) listed in “Directors and Senior Management” above was approximately 0.01 percent of the total shares outstanding as of June 27, 2013. Refer to “Board Practices” above.

During the fiscal year ended March 31, 2013, Sony granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock of Sony Corporation, to Corporate Executive Officers, Corporate Executives, Group Executives, and selected employees. The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony to Corporate Executive Officers as of May 31, 2013 and which were outstanding as of the same date.

Year granted (Fiscal year ended March 31)	Total number of shares subject to stock acquisition rights	Exercise price per share
	(in thousands)
2013	230	11.23 U.S. dollars
2013	180	932 yen
2012	610	19.44 U.S. dollars
2012	140	1,523 yen
2011	580	35.48 U.S. dollars
2011	170	2,945 yen
2010	580	29.56 U.S. dollars
2010	150	2,595 yen
2009	560	30.24 U.S. dollars
2009	164	2,987 yen
2008	460	48.15 U.S. dollars
2008	144	5,514 yen
2007	454	40.05 U.S. dollars
2007	147	4,756 yen
2006	335	34.14 U.S. dollars
2006	143	4,060 yen
2005	230	40.34 U.S. dollars
2005	48	3,782 yen
2004	225	40.90 U.S. dollars
2004	21	4,101 yen

Regarding the above compensation plans, refer to Note 17 of the consolidated financial statements.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2013, there were 1,011,950,206 shares of common stock outstanding, including 1,048,870 shares of treasury stock. Out of the total outstanding shares, 57,063,910 shares were in the form of ADRs and 105,215,838 shares were held of record in the form of common stock by residents in the U.S. As of March 31, 2013, the number of registered ADR holders was 6,396 and the number of registered holders of common stock of Sony Corporation in the U.S. was 359.

The Financial Instruments and Exchange Act of Japan requires any person who solely or jointly owns more than 5% of total issued voting shares of a company listed on any Japanese stock exchange to file with the Kanto Local Finance Bureau (“Bureau”) a Bulk Shareholding Report. The following table summarizes the Bulk Shareholding Reports related to Sony (each a “Report”) submitted to the Bureau between June 27, 2012 and June 25, 2013. The Reports do not specify whether reported ownership is direct or beneficial.

Date of Report*	Reported entities	Reported number of direct or indirect owned and deemed owned shares**	Reported percentage of direct or indirect owned and deemed owned shares**
April 18, 2013	Sumitomo Mitsui Trust Bank, Limited	57,770,321	5.71

June 4, 2013	Signum Coral Limited	98,955,067	8.91

June 7, 2013	Credit Suisse Securities (Europe) Limited	53,768,225	5.23

June 7, 2013	Nomura Securities Limited	57,513,627	5.55

* The table above contains information derived from the most recent updated Reports.

** Shares issuable or transferable upon exchange of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the size of reported entity’s holding and Sony’s total issued share capital.

On May 14, 2013, Third Point LLC (“Third Point”) issued a letter to Sony stating that it held approximately 64 million shares through direct ownership and cash-settled swaps. According to the letter, Third Point made a Hart-Scott-Rodino filing with the U.S. Federal Trade Commission and has the right to increase its direct ownership. On June 17, 2013, Third Point issued another letter stating that it had increased its stake in Sony to 70 million shares, held via 46 million shares of ordinary stock and economic exposure to 24 million shares through cash-settled swaps.

Sony assumes no responsibility and has no control over the accuracy of the contents of any reports, letters or other communication issued or filed by third-party shareholders.

To the knowledge of Sony Corporation, it is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person either severally or jointly. As far as is known to Sony Corporation, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of Sony Corporation.

To the knowledge of Sony Corporation, there were no significant changes in the percentage ownership held by any other major beneficial shareholders during the past three fiscal years. Major shareholders of Sony Corporation do not have different voting rights than other shareholders.

B.	Related Party Transactions

In the ordinary course of business, Sony purchases materials, supplies, and services from numerous suppliers throughout the world, including firms with which certain members of the Board of Directors are affiliated.

In addition, in the fiscal year ended March 31, 2013, sales to affiliates accounted for under the equity method totaled 18.6 billion yen and purchases from those equity affiliates totaled 1.7 billion yen. In the fiscal year ended March 31, 2012, sales to Sony Ericsson Mobile Communications AB (“Sony Ericsson”), a joint venture focused on mobile phone handsets that, as of February 15, 2012 became a consolidated subsidiary of Sony Corporation, amounted to 63.9 billion yen; and purchases from S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd., for the manufacture of liquid crystal display panels, which Sony exited by selling its entire equity interest, amounted to 147.2 billion yen. During the fiscal year ended March 31, 2012, Sony acquired the remaining interests in Sony Ericsson and sold all of its shares of S-LCD, both of which were considered significant equity affiliates. Although there were 101 equity affiliates accounted for under the equity method at March 31, 2013, there were no remaining individually significant investments following the Sony Ericsson and S-LCD transactions.

As of March 31, 2013, Sony had accounts receivable, trade of 7.3 billion yen due from its equity affiliates and had accounts payable, trade of 0.9 billion yen due to its equity affiliates. Due to the size of these transactions, Sony does not consider the amount involved to be material to its business. Refer to Note 5 of the consolidated financial statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

C.	Interests of Experts and Counsel

Not Applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Refer to the consolidated financial statements and the notes of the consolidated financial statements.

Legal Proceedings

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business. Sony understands that the DOJ, the EU and certain other governmental agencies outside the United States are investigating competition in the secondary batteries market. Subsequently, a number of direct and indirect purchaser class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of June 27, 2013, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business. Sony understands that the DOJ, the EU and certain other governmental agencies outside the United States are investigating and/or have investigated competition in optical disk drives. Subsequently, a number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

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

A fiscal year-end dividend of 12.5 yen per share of Common Stock of Sony Corporation was approved at the Board of Directors meeting held on May 8, 2013 and the payment of such dividend started on June 4, 2013. Sony Corporation has already paid an interim dividend for Common Stock of 12.5 yen per share to each shareholder; accordingly, the total annual dividend per share of Common Stock for the fiscal year ended March 31, 2013 is 25.0 yen.

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

	Tokyo Stock Exchange price per share of Common Stock		New York Stock Exchange price per share of ADS
	High	Low	High	Low
	(yen)		(U.S. dollars)
Annual highs and lows*
The fiscal year ended March 31, 2009	5,560	1,491	52.36	15.64
The fiscal year ended March 31, 2010	3,645	2,050	40.45	21.27
The fiscal year ended March 31, 2011	3,620	2,100	38.67	25.85
Quarterly highs and lows*
The fiscal year ended March 31, 2012	2,727	1,253	32.09	16.16
1st quarter	2,727	1,911	32.09	24.21
2nd quarter	2,226	1,421	27.32	18.39
3rd quarter	1,737	1,253	22.49	16.16
4th quarter	1,832	1,267	22.35	16.75
Quarterly highs and lows*
The fiscal year ended March 31, 2013	1,750	772	20.83	9.57
1st quarter	1,750	990	20.83	12.63
2nd quarter	1,151	849	14.31	10.91
3rd quarter	998	772	12.40	9.57
4th quarter	1,735	918	18.06	10.59
Monthly highs and lows*
2012
December	975	785	11.30	9.57
2013
January	1,419	918	15.49	10.59
February	1,551	1,265	15.93	13.75
March	1,735	1,333	18.06	14.85
April	1,710	1,492	17.51	16.09
May	2,413	1,565	23.38	16.20
June (through June 21)	2,085	1,810	21.60	18.59

*	Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

On June 21, 2013, the closing sales price per share of Sony Corporation’s Common Stock on the TSE was 2,002 yen. On June 21, 2013, the closing sales price per share of Sony Corporation’s ADS on the NYSE was 20.38 U.S. dollars.

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

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, except for the limitations under the Foreign Exchange Regulations as described in D. Exchange Controls below, and except for general limitations under the Companies Act or Sony Corporation’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Sony Corporation or under its Articles of Incorporation on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the shares of capital stock of Sony Corporation.

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

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan (“non-resident Holders”) who are holders of shares of Common Stock of Sony Corporation or of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation. The information given below regarding Japanese taxation is based on the tax laws and tax treaties in force and their interpretations by the Japanese tax authorities as of June 27, 2013. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. Sony Corporation will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after such date.

Generally, non-resident Holders are subject to Japanese withholding tax on dividends paid by Japanese corporations. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits are, in general, not a taxable event.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20.42 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock or ADSs of Sony Corporation) to non-resident Holders other than any individual shareholder who holds 3 percent or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20.42 percent withholding tax rate is reduced to (i) 7.147 percent for dividends due and payable on or after January 1, 2013 and on or before December 31, 2013, and (ii) 15.315 percent for dividends due and payable on or after January 1, 2014. Due to the imposition of a special additional withholding tax (2.1 percent of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 7 percent, 15 percent and 20 percent as applicable, has been effectively increased to 7.147 percent, 15.315 percent and 20.42 percent, respectively, during the period beginning on January 1, 2013 and ending on December 31, 2037.

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

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Sony Corporation to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of Common Stock by Sony Corporation is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance through the withholding agent to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. In addition, a certain simplified special application filing procedure will be available for non-resident Holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax, with respect to dividends paid on or after January 1, 2014. With respect to ADSs, this reduced rate or exemption is applicable if the depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends). To claim this reduced rate or exemption, a non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced rate which is lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the full amount of tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. Sony Corporation does not assume any responsibility to ensure withholding at the reduced treaty rate or to ensure not withholding for shareholders who would be so eligible under any applicable income tax treaty but where the required procedures as stated above are not followed.

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

United States Taxation with respect to shares of Common Stock and ADSs

The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock of Sony Corporation will be included in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to the ADSs or Common Stock will be subject to taxation at a maximum rate of 15 percent if the dividends are “qualified dividends.” Dividends paid on the ADSs or Common Stock will be treated as qualified dividends if Sony Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Corporation’s audited financial statements and relevant market and shareholder data, Sony Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2012 taxable year. In addition, based on Sony Corporation’s audited financial statements and Sony Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Corporation does not anticipate becoming a PFIC for the 2013 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Common Stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether Sony Corporation will be able to comply with them. Holders of ADSs and Common Stock of Sony Corporation should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

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

The following table shows the results of VaR. These analyses for the fiscal year ended March 31, 2013 indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95 percent confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and U.S. dollar and between the yen and the euro, the currencies in which a significant amount of financial assets and liabilities and derivative transactions are maintained on a consolidated basis. The VaR of interest rate risk and stock price risk consists of risks arising from the volatility of the interest rates and stock prices against invested securities and derivatives transactions in the Financial Services segment.

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

Consolidated

	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013
	(Yen in billions)
Net VaR	2.2	1.7	1.2	1.2
VaR of currency exchange rate risk	2.3	1.8	1.3	1.2
VaR of interest rate risk	0.2	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Financial Services

	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013
	(Yen in billions)
Net VaR	1.0	0.7	0.7	1.0
VaR of currency exchange rate risk	1.0	0.7	0.7	1.0
VaR of interest rate risk	0.2	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Sony without the Financial Services segment

	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013
	(Yen in billions)
Net VaR	1.4	1.2	0.7	0.4
VaR of currency exchange rate risk	1.4	1.2	0.7	0.4
VaR of interest rate risk	0.0	0.0	0.0	0.0
VaR of stock price risk	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not Applicable

B.	Warrants and Rights

Not Applicable

C.	Other Securities

Not Applicable

D.	American Depositary Shares

JPMorgan Chase Bank, N.A. (the “Depositary”) serves as the depositary for Sony Corporation’s ADSs. ADS holders may be required to pay various fees to the Depositary and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The following fees may at any time and from time to time be changed by agreement between Sony Corporation and the Depositary.

Under the terms of the depositary agreement, ADS holders may be required to pay the Depositary an annual fee of 0.05 U.S. dollar per ADS (or portion thereof) for administering the ADS program, and amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, except expenses arising from (i) compliance with applicable law, taxes or other governmental charges, (ii) cable, telex or facsimile transmission, (iii) transfer or registration in connection with the deposit or withdrawal of deposited securities, and (iv) conversion of foreign currency into U.S. dollars. In each case, the fee may be charged on a periodic basis and the Depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

Under the terms of the depositary agreement, ADS holders may be required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Cash distribution of dividends	0.05 U.S. dollar or less per ADS
Transfers of ADRs	1.50 U.S. dollars per ADS
Issuance and delivery of ADRs, including in connection with share distributions, sales and stock splits, or any other transaction or event affecting the ADSs	5.00 U.S. dollars for each 100 ADSs (or portion thereof)
Distribution or sale of securities other than ADRs	5.00 U.S. dollars for each 100 shares
Withdrawal, cancellation or reduction of shares underlying ADSs	5.00 U.S. dollars per 100 ADSs (or portion thereof)

Direct and Indirect Payments by the Depositary to Sony

The Depositary reimburses Sony for certain expenses Sony incurs in connection with its ADR program, subject to a ceiling agreed upon by Sony and the Depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the fiscal year ended March 31, 2013, such reimbursements totaled approximately 1.8 million U.S. dollars.

In addition, as part of its service to Sony, the Depositary waives fees for the standard costs associated with the administration of the ADR program, associated operating expenses, investor relations advice and access to an internet-based tool used in Sony’s investor relations activities. For the fiscal year ended March 31, 2013, the amount of these indirect payments was estimated to total 0.2 million U.S. dollars.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Item 15(a). Disclosure Controls and Procedures

Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of Sony’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of March 31, 2013. Disclosure controls and procedures require that information to be disclosed in the reports Sony files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the CEO and CFO have concluded that, as of March 31, 2013, the disclosure controls and procedures were effective at the reasonable assurance level.

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

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2013 based on the criteria established in “Internal Control — Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2013.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on Sony’s internal control over financial reporting as of March 31, 2013, presented on page (F-2).

Item 15(c). Attestation Report of the Registered Public Accounting Firm

Refer to the Report of Independent Registered Public Accounting Firm on page (F-2).

Item 15(d). Changes in Internal Control over Financial Reporting

There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2013 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

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

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2012 and 2013.

	Fiscal year ended March 31
	2012	2013
	Yen in millions
Audit Fees(1)	3,751	3,907
Audit-Related Fees(2)	245	113
Tax Fees(3)	6	8
All Other Fees(4)	67	47

	4,069	4,075

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and audit services relating to benefit plans, business acquisitions and dispositions.

(3)	Tax Fees primarily consist of fees for tax advice.

(4)	All Other Fees comprises fees primarily for services rendered with respect to advisory services.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning purchases made by Sony Corporation during the fiscal year ended March 31, 2013.

Period	(a) Total number of shares purchased	(b) Average price paid per share (yen)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
April 1 — 30, 2012	1,614	1,568.02	N/A	N/A
May 1 — 31, 2012	1,088	1,220.12	N/A	N/A
June 1 — 30, 2012	1,720	1,051.25	N/A	N/A
July 1 — 31, 2012	2,611	1,040.49	N/A	N/A
August 1 — 31, 2012	2,450	929.12	N/A	N/A
September 1 — 30, 2012	854	930.32	N/A	N/A
October 1 — 31, 2012	1,395	939.50	N/A	N/A
November 1 — 30, 2012	1,561	892.69	N/A	N/A
December 1 — 31, 2012	2,774	863.32	N/A	N/A
January 1 — 31, 2013	3,100	1,006.29	N/A	N/A
February 1 — 28, 2013	2,563	1,378.16	N/A	N/A
March 1 — 31, 2013	1,969	1,546.00	N/A	N/A

Total	23,699	1,107.59	N/A	N/A

Under the Companies Act, a holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value (Refer to “B. Memorandum and Articles of Association — Capital stock — (Unit share system)” in “Item 10. Additional Information”). During the fiscal year ended March 31, 2013, Sony Corporation purchased 23,699 shares of Common Stock for a total purchase price of 26,248,712 yen upon such requests from holders of shares constituting less than one full unit.

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

(b)    a major client of the listed company or a person who executes business of a major client of the listed company;

NYSE Standards	Sony’s Corporate Governance Practices

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

(4)    A person who has fallen in any of categories (1) through (3) listed above until recently; or

(5)    A major shareholder of the listed company (in cases where such major shareholder is a corporation, a person who executes business for such corporation); or

(6)    A close relative of a person who falls in to any of categories (a) through (c) listed below (only if such person is significant):

(a)    A person who falls in to any of (1) through (4) listed above;

(b)    A person who executes business of the listed company or its subsidiary; or

(c)    A person who has fallen into category (b) above until recently.

As of June 27, 2013, 10 of the 13 members of Sony’s Board of Directors qualified as “outside” directors. In addition, all 10 “outside” directors are qualified and designated as “Independent Directors” under the Securities Listing Regulations of the Tokyo Stock Exchange.

Executive Sessions. Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	An “outside” director, as defined under the Companies Act, is equivalent to a “non-management director” under the NYSE rules because an “outside” director does not engage in the execution of business operations of the company. Neither the Companies Act nor Sony’s Charter of the Board of Directors requires non-management directors to meet regularly without management and nothing requires outside directors to meet alone in an executive session at least once a year.

NYSE Standards	Sony’s Corporate Governance Practices

Nominating/Corporate Governance Committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Sony’s Nominating Committee consists of at least five directors. Under the Companies Act, the Committee is responsible for determining the contents of proposals regarding the appointment and dismissal of directors to be submitted for approval to the shareholders’ meeting. Unlike listed U.S. companies under NYSE rules, it is not responsible for developing governance guidelines or overseeing the evaluation of the board and management. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. Sony’s Charter of the Board of Directors requires at least two of the directors on the Committee to be corporate executive officers.

Compensation Committee. A compensation committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. In addition, in accordance with the SEC rules adopted pursuant to Section 952 of the Dodd-Frank Act, NYSE listing standards have been amended effective July 1, 2013 to expand the factors relevant in determining whether a committee member has a relationship to the company that will materially affect that member’s duties to the compensation committee.

Additionally, the committee may obtain or retain the advice of a compensation adviser only after taking into consideration all factors relevant to determining that adviser’s independence from management.

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

Audit Committee. An audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act. The committee must have at least three members. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee and the duties and responsibilities of the committee.	Sony’s Audit Committee consists of at least three directors. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. In addition, pursuant to the Companies Act, no member of the Committee shall be a director of the company or any of its subsidiaries who is engaged in the business operations of the company or such subsidiary, as the case may be, or a corporate executive officer of the company or any of its subsidiaries, or an accounting counselor, general manager or other employee of any of such subsidiaries. Sony’s Charter of the Board of Directors also requires each member of the Audit Committee to meet the independence requirements of the applicable

NYSE Standards	Sony’s Corporate Governance Practices

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

The code’s content covers principal items described in the NYSE Corporate Governance Standards.

Item 16H.	Mine Safety Disclosure

Not Applicable

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

Refer to the consolidated financial statements.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Articles of Incorporation of Sony Corporation (English Translation), incorporated by reference to Exhibit 1.1 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010

1.2	Share Handling Regulations (English Translation), incorporated by reference to Exhibit 1.2 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010

1.3	Charter of the Board of Directors (English Translation), incorporated by reference to Exhibit 1.3 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010

8.1	Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2013: Incorporated by reference to “Business Overview” and “Organizational Structure” in “Item 4. Information on the Company”

12.1	302 Certification

12.2	302 Certification

13.1	906 Certification

15.1(a)	Consent of PricewaterhouseCoopers Aarata

15.1(b)	Consent of PricewaterhouseCoopers

15.2	Consolidated Financial Statements of Sony Mobile Communications AB, incorporated by reference to pages A-1 through A-30 of Sony Corporation’s amended annual report on Form 20-F/A for the fiscal year ended March 31, 2012 filed on July 20, 2012

101.1	XBRL INSTANCE DOCUMENT

101.1	XBRL TAXONOMY EXTENSION SCHEMA

101.1	XBRL TAXONOMY EXTENSION CALCULATION LINKBASE

101.1	XBRL TAXONOMY EXTENSION DEFINITION LINKBASE

101.1	XBRL TAXONOMY EXTENSION LABEL LINKBASE

101.1	XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE

SIGNATURES

Pursuant to the requirements of Section12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY CORPORATION
(Registrant)

By:	/s/ MASARU KATO

(Signature)
Masaru Kato
Executive Vice President and Chief Financial Officer

Date: June 27, 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

***********************************************************************

Incorporated by reference into this Annual Report on Form 20-F are the Consolidated Financial Statements and Report of Independent Auditors of Sony Mobile Communications AB, which are included on pages A-1 through A-30 of Sony’s Annual Report on Form 20-F/A for the fiscal year ended March 31, 2012 filed with the Securities and Exchange Commission on July 20, 2012.

Consolidated Financial Statements of Sony Mobile Communications AB are provided pursuant to Regulation S-X Rule 3-09.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly in all material respects, the financial position of Sony Corporation and its subsidiaries (the “Company”) at March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

May 30, 2013

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets

March 31

	Yen in millions
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	894,576	826,361
Marketable securities	680,913	697,597
Notes and accounts receivable, trade	840,924	844,117
Allowance for doubtful accounts and sales returns	(71,009)	(67,625)
Inventories	707,052	710,054
Other receivables	202,044	148,142
Deferred income taxes	36,769	44,615
Prepaid expenses and other current assets	463,693	443,272
Total current assets	3,754,962	3,646,533
Film costs	270,048	270,089
Investments and advances:
Affiliated companies	36,800	198,621
Securities investments and other	6,282,676	7,118,504
	6,319,476	7,317,125
Property, plant and equipment:
Land	139,413	131,484
Buildings	817,730	778,514
Machinery and equipment	1,957,134	1,934,520
Construction in progress	35,648	47,839
	2,949,925	2,892,357
Less — Accumulated depreciation	2,018,927	2,030,807
	930,998	861,550
Other assets:
Intangibles, net	503,699	527,507
Goodwill	576,758	643,243
Deferred insurance acquisition costs	441,236	460,758
Deferred income taxes	100,460	107,688
Other	398,030	371,799
	2,020,183	2,110,995
Total assets	13,295,667	14,206,292

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2012	2013
LIABILITIES
Current liabilities:
Short-term borrowings	99,878	87,894
Current portion of long-term debt	310,483	156,288
Notes and accounts payable, trade	758,680	572,102
Accounts payable, other and accrued expenses	1,073,241	1,097,253
Accrued income and other taxes	63,396	75,080
Deposits from customers in the banking business	1,761,137	1,857,448
Other	463,166	469,024
Total current liabilities	4,529,981	4,315,089
Long-term debt	762,226	938,428
Accrued pension and severance costs	309,375	311,469
Deferred income taxes	284,499	373,999
Future insurance policy benefits and other	3,208,843	3,540,031
Policyholders’ account in the life insurance business	1,449,644	1,693,116
Other	240,978	349,985
Total liabilities	10,785,546	11,522,117
Redeemable noncontrolling interest	20,014	2,997
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value —
2012 — Shares authorized: 3,600,000,000, shares issued: 1,004,638,164	630,923
2013 — Shares authorized: 3,600,000,000, shares issued: 1,011,950,206		630,923
Additional paid-in capital	1,160,236	1,110,531
Retained earnings	1,084,462	1,102,297
Accumulated other comprehensive income —
Unrealized gains on securities, net	64,882	107,061
Unrealized losses on derivative instruments, net	(1,050)	(742)
Pension liability adjustment	(186,833)	(191,816)
Foreign currency translation adjustments	(719,092)	(556,016)
	(842,093)	(641,513)
Treasury stock, at cost
Common stock
2012 — 1,061,803 shares	(4,637)
2013 — 1,048,870 shares		(4,472)
	2,028,891	2,197,766
Noncontrolling interests	461,216	483,412
Total equity	2,490,107	2,681,178
Total liabilities and equity	13,295,667	14,206,292

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2011	2012	2013
Sales and operating revenue:
Net sales	6,304,401	5,526,611	5,691,216
Financial services revenue	798,495	868,971	1,004,623
Other operating revenue	78,377	97,630	105,012
	7,181,273	6,493,212	6,800,851
Costs and expenses:
Cost of sales	4,831,363	4,386,447	4,485,425
Selling, general and administrative	1,501,813	1,375,887	1,457,626
Financial services expenses	675,788	736,050	855,971
Other operating (income) expense, net	(13,450)	(59,594)	(235,219)
	6,995,514	6,438,790	6,563,803
Equity in net income (loss) of affiliated companies	14,062	(121,697)	(6,948)
Operating income (loss)	199,821	(67,275)	230,100
Other income:
Interest and dividends	11,783	15,101	21,987
Gain on sale of securities investments, net	14,325	671	41,781
Foreign exchange gain, net	9,297	—	—
Other	9,561	7,706	4,888
	44,966	23,478	68,656
Other expenses:
Interest	23,909	23,432	26,657
Loss on devaluation of securities investments	7,669	3,604	7,724
Foreign exchange loss, net	—	5,089	10,360
Other	8,196	7,264	8,334
	39,774	39,389	53,075
Income (loss) before income taxes	205,013	(83,186)	245,681
Income taxes:
Current	117,918	108,545	75,734
Deferred	307,421	206,694	65,771
	425,339	315,239	141,505
Net income (loss)	(220,326)	(398,425)	104,176
Less — Net income attributable to noncontrolling interests	39,259	58,235	61,142
Net income (loss) attributable to Sony Corporation’s stockholders	(259,585)	(456,660)	43,034

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income (Continued)

	Yen
	2011	2012	2013
Per share data:
Common stock
Net income (loss) attributable to Sony Corporation’s stockholders
— Basic	(258.66)	(455.03)	42.80
— Diluted	(258.66)	(455.03)	40.19
Cash dividends	25.00	25.00	25.00

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Fiscal year ended March 31

	Yen in millions
	2011	2012	2013
Net income (loss)	(220,326)	(398,425)	104,176
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	(15,517)	20,557	66,844
Unrealized gains (losses) on derivative instruments	(1,553)	539	308
Pension liability adjustment	(3,299)	(33,173)	(6,623)
Foreign currency translation adjustments	(119,032)	(17,911)	161,818
Total comprehensive income (loss)	(359,727)	(428,413)	326,523
Less — Comprehensive income attributable to noncontrolling interests	35,004	66,136	82,909
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	(394,731)	(494,549)	243,614

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal year ended March 31

	Yen in millions
	2011	2012	2013
Cash flows from operating activities:
Net income (loss)	(220,326)	(398,425)	104,176
Adjustments to reconcile net income (loss) to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs	325,366	319,594	330,554
Amortization of film costs	250,192	188,836	208,051
Stock-based compensation expense	1,952	1,952	1,232
Accrual for pension and severance costs, less payments	(15,229)	36,647	(16,669)
Other operating (income) expense, net	(13,450)	(59,594)	(235,219)
(Gain) loss on sale or devaluation of securities investments, net	(6,656)	2,933	(34,057)
(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	10,958	(21,080)	(72,633)
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	5,080	2,819	(5,689)
Deferred income taxes	307,421	206,694	65,771
Equity in net (income) loss of affiliated companies, net of dividends	(11,479)	138,772	8,819
Changes in assets and liabilities:
Decrease in notes and accounts receivable, trade	104,515	4,427	55,712
(Increase) decrease in inventories	(112,089)	29,778	56,987
Increase in film costs	(244,063)	(186,783)	(173,654)
Decrease in notes and accounts payable, trade	(18,119)	(59,410)	(206,621)
Increase (decrease) in accrued income and other taxes	(8,020)	(44,635)	12,446
Increase in future insurance policy benefits and other	278,897	332,728	438,371
Increase in deferred insurance acquisition costs	(69,196)	(68,634)	(73,967)
Increase in marketable securities held in the financial services business for trading purposes	(30,102)	(39,161)	(25,254)
(Increase) decrease in other current assets	(89,473)	(35,181)	91,762
Increase (decrease) in other current liabilities	56,076	10,595	(55,830)
Other	113,990	156,667	7,224
Net cash provided by operating activities	616,245	519,539	481,512

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2011	2012	2013
Cash flows from investing activities:
Payments for purchases of fixed assets	(253,688)	(382,549)	(326,490)
Proceeds from sales of fixed assets	18,743	22,661	245,758
Payments for investments and advances by financial services business	(1,458,912)	(1,028,150)	(1,046,764)
Payments for investments and advances (other than financial services business)	(15,316)	(28,021)	(92,364)
Proceeds from sales or return of investments and collections of advances by financial services business	874,031	474,466	400,654
Proceeds from sales or return of investments and collections of advances (other than financial services business)	30,332	93,165	78,010
Proceeds from sales of businesses	99,335	8,430	52,756
Payment for Sony Ericsson acquisition, net of cash acquired	—	(71,843)	—
Other	(8,964)	28,955	(16,840)
Net cash used in investing activities	(714,439)	(882,886)	(705,280)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,499	216,887	159,781
Payments of long-term debt	(216,212)	(112,043)	(326,164)
Increase (decrease) in short-term borrowings, net	6,120	(26,158)	(29,683)
Increase in deposits from customers in the financial services business, net	229,327	211,597	232,561
Proceeds from issuance of convertible bonds	—	—	150,000
Dividends paid	(25,098)	(25,078)	(25,057)
Payment for purchase of So-net shares from noncontrolling interests	—	—	(55,178)
Other	(5,748)	(7,869)	(23,079)
Net cash provided by (used in) financing activities	(10,112)	257,336	83,181
Effect of exchange rate changes on cash and cash equivalents	(68,890)	(13,825)	72,372
Net decrease in cash and cash equivalents	(177,196)	(119,836)	(68,215)
Cash and cash equivalents at beginning of the fiscal year	1,191,608	1,014,412	894,576
Cash and cash equivalents at end of the fiscal year	1,014,412	894,576	826,361
Supplemental data:
Cash paid during the fiscal year for —
Income taxes	116,376	127,643	90,991
Interest	20,583	20,276	24,161
Non-cash investing and financing activities —
Obtaining assets by entering into capital leases	3,738	56,403	10,025
Share exchange for So-net remaining noncontrolling interests	—	—	7,005
Collections of deferred proceeds from sales of receivables —	153,550	132,636	20,608

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

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	630,923	1,160,236	1,084,462	(842,093)	(4,637)	2,028,891	461,216	2,490,107
Exercise of stock acquisition rights							109	109
Stock-based compensation		851				851		851
Comprehensive income:
Net income			43,034			43,034	61,142	104,176
Other comprehensive income, net of tax —
Unrealized gains on securities				42,179		42,179	24,665	66,844
Unrealized gains on derivative instruments				308		308		308
Pension liability adjustment				(4,983)		(4,983)	(1,640)	(6,623)
Foreign currency translation adjustments				163,076		163,076	(1,258)	161,818

Total comprehensive income						243,614	82,909	326,523

Stock issue costs, net of tax			(18)			(18)		(18)
Dividends declared			(25,181)			(25,181)	(9,195)	(34,376)
Purchase of treasury stock					(35)	(35)		(35)
Reissuance of treasury stock		(155)			200	45		45
Transactions with noncontrolling interests shareholders and other		(50,401)				(50,401)	(51,627)	(102,028)

Balance at March 31, 2013	630,923	1,110,531	1,102,297	(641,513)	(4,472)	2,197,766	483,412	2,681,178

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1.	Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game consoles and software. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales via the Internet. Sony is engaged in the development, production and acquisition, manufacture, marketing, distribution and broadcasting of image-based software, including motion picture, home entertainment and television product. Sony is also engaged in the development, production, manufacture, and distribution of recorded music. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary. In addition to the above, Sony is engaged in a network services business and an advertising agency business in Japan.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Gains or losses that result from a loss of a controlling financial interest in a subsidiary are recorded in earnings along with fair value remeasurement gains or losses on any retained investment in the entity, while a change in interest of a consolidated subsidiary that does not result in a change in control is accounted for as a capital transaction and no gains or losses are recorded in earnings.

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

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate fiscal year end exchange rates and all income and expense accounts are translated at exchange rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income. Upon remeasurement of a previously held equity interest in accordance with the accounting guidance for business combinations achieved in stages, accumulated translation adjustments, if any, remain as a component of accumulated other comprehensive income as there has not been sale or complete or substantially complete liquidation of the net investment.

Receivables and payables denominated in foreign currencies are translated at appropriate fiscal year end exchange rates and the resulting translation gains or losses are recognized into income.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Inventories -

Inventories in the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”), Devices and Music segments as well as non-film

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

inventories for the Pictures segment are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis. The market value of inventory is determined as the net realizable value - i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal. Sony does not consider a normal profit margin when calculating the net realizable value.

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

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method. Useful lives for depreciation range from two to 50 years for buildings and from two to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Effective April 1, 2012, Sony Corporation and its Japanese subsidiaries changed the depreciation method for property, plant and equipment, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method, from the declining-balance method to the straight-line method. Concurrently, estimated useful lives for certain assets were also changed. Sony believes that the straight-line method better reflects the pattern of consumption of the estimated future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives.

In accordance with the accounting guidance for a change in accounting estimate effected by a change in accounting principle, a change in depreciation method is treated on a prospective basis as a change in estimate and prior period results have not been restated. The net effect of the changes caused a decrease in depreciation expense of 8,985 million yen for the fiscal year ended March 31, 2013, which is primarily included in cost of sales in the consolidated statements of income. Net income attributable to Sony Corporation’s stockholders, basic net income per share attributable to Sony Corporation’s stockholders and diluted net income per share attributable to Sony Corporation’s stockholders increased by 8,034 million yen, 7.99 yen and 7.50 yen, respectively, for the fiscal year ended March 31, 2013.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Goodwill and other intangible assets -

Goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill for impairment, Sony has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Reporting units are Sony’s operating segments or one level below the operating segments. If Sony determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, no additional tests to assess goodwill for impairment are required to be performed. However, if Sony concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. In the fiscal year ended March 31, 2013, Sony elected not to perform the aforementioned qualitative assessment of goodwill and instead proceeded directly to the first step of the quantitative impairment test.

The first step of the two-step process involves a comparison of the estimated fair value of a reporting unit to its carrying amount to identify potential impairment. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair value of reporting units and indefinite lived intangible assets is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. In addition to the estimates of future cash flows, two of the most significant estimates involved in the determination of fair value of the reporting units are the discount rates and perpetual growth rate applied to terminal values used in the discounted cash flow analysis. The discount rates used in the cash flow models for the goodwill impairment testing consider market and industry data as well as specific risk factors for each reporting unit. The perpetual growth rates for the individual reporting units, for purposes of the terminal value determination, are generally set after an initial three-year forecasted period, although certain reporting units utilized longer forecasted periods, and are based on historical experience, market and industry data.

When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method.

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

Software to be sold, leased, or marketed -

Sony accounts for software development costs in accordance with accounting guidance for the costs of software to be sold, leased, or marketed. The costs related to establishing the technological feasibility of a software product are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

amortized to cost of sales over the estimated economic life, which is generally three years. The technological feasibility of game software is established when the product master is completed. Consideration to capitalize game software development costs before this point is limited to the development costs of games for which technological feasibility can be proven at an earlier stage. At each balance sheet date, Sony performs reviews to ensure that unamortized capitalized software costs remain recoverable from future profits of the related software products.

Deferred insurance acquisition costs -

Costs that vary with and are directly related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.

Product warranty -

Sony provides for the estimated cost of product warranties at the time revenue is recognized. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

Certain subsidiaries in the IP&S, MP&C and HE&S segments offer extended warranty programs. The consideration received for extended warranty service is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

In accordance with accounting guidance for derivative instruments and hedging activities, various derivative financial instruments held by Sony are classified and accounted for as described below.

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

Stock-based compensation -

Sony accounts for stock-based compensation using the fair value based method, measured on the date of grant using the Black-Scholes option-pricing model. The expense is mainly included in selling, general and administrative expenses. Stock-based compensation is recognized, net of an estimated forfeiture rate, over the requisite service period using the accelerated method of amortization for grants with graded vesting. The estimated forfeiture rate is based on Sony’s historical experience in the stock acquisition rights plans where the majority of the vesting terms have been satisfied.

Revenue recognition -

Revenues from sales in the IP&S, Game, MP&C, HE&S, Devices and Music segments are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consideration given to a customer or a reseller -

Sales incentives or other cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2011, 2012 and 2013, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expenses totaled 23,250 million yen, 17,641 million yen and 14,643 million yen, respectively.

Cost of sales -

Costs classified as cost of sales relate to the producing and manufacturing of products and include items such as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film costs related to motion picture and television product.

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

Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are an integral part of producing and distributing films. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. Amounts paid by customers for shipping and handling costs are included in net sales.

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

Sony records assets and liabilities for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Sony continues to recognize interest and penalties, if any, with respect to income taxes, including unrecognized tax benefits, as interest expense and as income tax expense, respectively, in the consolidated statements of income. The amount of income taxes Sony pays is subject to ongoing audits by various taxing authorities, which may result in proposed assessments. In addition, several significant items related to intercompany transfer pricing are currently the subject of negotiations between taxing authorities in different jurisdictions as a result of pending advance pricing agreement applications. Sony’s estimate for the potential outcome for any uncertain tax issues is judgmental and requires significant estimates. Sony assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, Sony records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If Sony does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. However, Sony’s future results may include favorable or unfavorable adjustments to Sony’s estimated tax liabilities due to closure of income tax examinations, the outcome of negotiations between taxing authorities in different jurisdictions, new regulatory or judicial pronouncements or other relevant events. As a result, the amount of unrecognized tax benefits, and the effective tax rate, may fluctuate significantly.

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

Accounting for costs associated with acquiring or renewing insurance contracts -

In October 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for costs associated with acquiring or renewing insurance contracts. Under the new guidance, acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs. Entities may defer incremental direct costs of contract acquisitions that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts. Additionally, entities may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

advertising. This guidance was effective for Sony as of April 1, 2012. Sony applied this guidance prospectively from the date of adoption. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Presentation of comprehensive income -

In June 2011, the FASB issued new accounting guidance for the presentation of comprehensive income. The amendments require entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. This change is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and is applied retrospectively. The guidance was effective for Sony as of April 1, 2012. Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

Testing goodwill for impairment -

In September 2011, the FASB issued new accounting guidance to simplify how entities test goodwill for impairment. The new guidance allows entities an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining if it is necessary to perform the two-step quantitative goodwill impairment test. Under the new guidance, entities are no longer required to calculate the fair value of a reporting unit unless the entities determine, based on the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. This guidance was effective for Sony as of April 1, 2012. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Impairment of unamortized film costs -

In October 2012, the FASB issued new accounting guidance for the impairment of unamortized film costs. The new guidance has the effect of incorporating into the impairment analysis of unamortized film costs only information that was known or knowable as of the balance sheet date, consistent with how information is incorporated into other fair value measurements. This guidance was effective for Sony for impairment assessments performed on or after December 15, 2012. Sony applied this guidance prospectively from the date of adoption. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

(3)	Recent accounting pronouncements not yet adopted:

Disclosure about balance sheet offsetting -

In December 2011, the FASB issued new accounting guidance which requires entities to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of such arrangements on the statement of financial position as well as to improve comparability of balance sheets prepared under U.S. GAAP and IFRS. The new guidance is required to be applied retrospectively and is effective for Sony as of April 1, 2013. Subsequently, in January 2013, the FASB issued updated accounting guidance of clarifying the scope of disclosures about offsetting assets and liabilities. Since this guidance impacts disclosures only, its adoption will not have an impact on Sony’s results of operations and financial position.

Testing indefinite lived intangible assets for impairment -

In July 2012, the FASB issued new accounting guidance to simplify how entities test indefinite lived intangible assets for impairment. The new guidance allows entities an option to first assess a qualitative factors to determine whether it is more likely than not indefinite lived intangible assets is impaired as a basis for

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

determining if it is necessary to perform the quantitative impairment test. Under the new guidance, entities are no longer required to calculate the fair value of the assets unless the entities determine, based on the qualitative assessment, that it is more likely than not that indefinite lived intangible assets is impaired. The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. This guidance is effective for Sony as of April 1, 2013. The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Presentation of amounts reclassified out of accumulated other comprehensive income -

In February 2013, the FASB issued new accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income. The amendments require entities to report the significant reclassifications out of accumulated other comprehensive income if the amount is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required that provide additional detail about those amounts. This guidance is effective for Sony as of April 1, 2013. Sony will apply this guidance prospectively from the date of adoption. Since this guidance impacts disclosure only, its adoption will not have an impact on Sony’s results of operations and financial position.

Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date -

In February 2013, the FASB issued new accounting guidance for obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. This guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors, plus any additional amount the reporting entity expects to pay on behalf of its co-obligors. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. This guidance is effective for Sony as of April 1, 2014. Sony is currently evaluating the impact of adopting this guidance.

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity -

In March 2013, the FASB issued new accounting guidance for the parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. This new guidance resolved diversity in practice and clarifies the applicable guidance for the release of the cumulative translation adjustment when the parent sells a part or all of its investment in a foreign entity, ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity, or obtains control in a business combination achieved in stages involving an equity method investment that is a foreign entity. After adoption of this guidance, any accumulated translation adjustments associated with a previously held equity interest, will be included in earnings in a business combination achieved in stages. This guidance is effective for Sony as of April 1, 2014. Sony will apply this guidance prospectively from the date of adoption. The effect of this guidance will depend on the nature and significance of transactions after the adoption date.

(4)	Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2011 and 2012 have been made to conform to the presentation for the fiscal year ended March 31, 2013.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(5)	Out of period adjustments:

In the first quarter of the fiscal year ended March 31, 2012, Sony recorded an out of period adjustment to correct an error in the calculation of indirect taxes at a subsidiary. The indirect tax calculation error began in 2005 and continued until it was identified by Sony in the first quarter of the fiscal year ended March 31, 2012. The adjustment, which primarily related to the HE&S segment, impacted net sales, selling, general and administrative expenses and interest expenses and, in the aggregate, increased loss before income taxes in consolidated statements of income by 4,413 million yen for the fiscal year ended March 31, 2012. Sony determined that the adjustment was not material to the consolidated financial statements for any prior annual or interim periods and for the fiscal year ended March 31, 2012.

3.	Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2012	2013
Finished products	498,430	489,519
Work in process	88,236	85,631
Raw materials, purchased components and supplies	120,386	134,904

	707,052	710,054

4.	Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2012	2013
Motion picture productions:
Released	98,910	90,716
Completed and not released	10,800	2,420
In production and development	102,295	111,365
Television productions:
Released	44,461	49,651
In production and development	2,853	2,820
Broadcasting rights	27,830	37,189
Less: current portion of broadcasting rights included in inventories	(17,101)	(24,072)

Film costs	270,048	270,089

Sony estimates that approximately 87% of the unamortized costs of released films at March 31, 2013 will be amortized within the next three years. Approximately 67 billion yen of completed film costs are expected to be amortized during the next twelve months. Approximately 104 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

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

During fiscal year ended March 31, 2012, Sony Corporation acquired the remaining interests in Sony Ericsson Mobile Communications AB (“Sony Ericsson”) and sold all of its shares of S-LCD Corporation (“S-LCD”), both of which were considered significant equity affiliates. There are no remaining individually significant investments following these transactions.

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions
	March 31
	2012	2013
Current assets	167,786	254,606
Noncurrent assets	168,143	513,104
Current liabilities	93,535	205,749
Noncurrent liabilities and noncontrolling interests	79,513	308,410
Percentage of ownership in equity investees	20%-50%	20%-50%

Statements of Income

	Yen in millions
	Fiscal year ended March 31, 2011
	Sony Ericsson	S-LCD	Others	Total
Net revenues	673,464	807,955	268,604	1,750,023

Operating income (loss)	16,453	12,527	17,630	46,610
Other income (expense), net	(1,572)	(4,119)

Income (loss) before income taxes	14,881	8,408
Income tax (expense) benefit	(6,065)	3,094
Net income (loss) attributable to noncontrolling interests	(520)	—

Net income (loss) attributable to controlling interests	8,296	11,502	8,895	28,693
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	4,148	5,751
Consolidating and reconciling adjustments:
Other	7	1,463

Equity in net income (loss) of affiliated companies	4,155	7,214	2,693	14,062

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2012
	Sony Ericsson	S-LCD	Others	Total
Net revenues	475,898	146,002	123,610	745,510

Operating income (loss)	(44,239)	(4,644)	5,247	(43,636)
Other income (expense), net	4,504	(3,098)

Income (loss) before income taxes	(39,735)	(7,742)
Income tax (expense) benefit	(73,054)	(374)
Net income (loss) attributable to noncontrolling interests	(2,729)	—

Net income (loss) attributable to controlling interests	(115,518)	(8,116)	950	(122,684)
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	(57,759)	(4,058)
Consolidating and reconciling adjustments:
Impairment loss including translation adjustments	—	(60,019)
Other	79	(1)

Equity in net income (loss) of affiliated companies	(57,680)	(64,078)	61	(121,697)

Yen in millions
Fiscal year ended March 31, 2013
Net revenues	193,405
Operating income (loss)	(14,759)
Net income (loss) attributable to controlling interests	(26,026)
Percentage of ownership in equity investees	20%-50%

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

On June 29, 2012, an investor group which included a wholly owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing for total consideration of 2.2 billion U.S. dollars. Sony invested 320 million U.S. dollars in DHP, through Nile Acquisition LLC, for a 39.8% equity interest. Nile Acquisition LLC is a joint venture with the third party investor of Sony’s U.S. based music publishing subsidiary in which Sony holds a 74.9% ownership interest. In addition, DHP entered into an agreement with Sony’s U.S. based music publishing subsidiary in which the subsidiary provides administration services to DHP. Sony accounts for its interest in DHP under the equity method. DHP was determined to be a variable interest entity as described in Note 23.

On February 25, 2013, Sony sold 95,000 shares of its 886,908 shares of M3, Inc. (“M3”), a consolidated subsidiary of Sony, to a third party for cash consideration of 14,236 million yen, which is included within other in the investing activities section of the consolidated statements of cash flows. In connection with the sale, Sony recorded a gain of 122,160 million yen in other operating (income) loss, net in the consolidated statements of income for the fiscal year ended March 31, 2013. Of this gain, 117,216 million yen relates to the remeasurement to fair value, using M3’s closing stock price on the date of the sale, of the remaining 791,908 shares of M3 (49.8% of the issued and outstanding shares of M3) that Sony continues to own after the sale in accordance with the accounting guidance for deconsolidation of a subsidiary. Sony will remain a major shareholder of M3 and will continue to pursue opportunities to collaborate with M3 in certain business areas, including medical. Sony accounts for its remaining interest in M3 under the equity method.

The carrying value of Sony’s investment in M3 exceeded its proportionate share in the underlying net assets of M3 by 117,014 million yen at March 31, 2013. The excess is substantially attributable to the remeasurement to fair value of the remaining shares of M3, and allocated to identifiable tangible and intangible assets. The intangible assets relate primarily to M3’s medical web-portal. The unassigned residual value of the excess is recognized as goodwill as a component of the investment balance. The amounts allocated to intangible assets are amortized net of the related tax effects to equity in net income (loss) of affiliated companies over their respective estimated useful lives, principally 10 years, using the straight-line method.

With the exception of M3 as described above, there was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2012 and 2013.

With the exception of the investment in M3 which is quoted on the Tokyo Stock Exchange and has a carrying and fair value at March 31, 2013 of 128,815 million yen and 144,048 million yen, respectively, there were no affiliated companies accounted for under the equity method with a market quotation at March 31, 2012 and 2013.

The number of affiliated companies accounted for under the equity method at March 31, 2012 and 2013 were 95 and 101, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	Yen in millions
	March 31
	2012	2013
Accounts receivable, trade	4,125	7,294

Accounts payable, trade	508	880
Capital lease obligations	39,080	27,485

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Sales	96,164	79,677	18,565

Purchases	383,922	157,930	1,725
Lease payments	—	24,159	25,523

SFI Leasing Company, Limited (“SFIL”), a leasing company in Japan, is accounted for under the equity method and 34% is owned by Sony after deconsolidation in November 2010. Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFIL in the fiscal years ended March 31, 2012 and 2013. Refer to Notes 8 and 24.

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2011, 2012 and 2013 were 2,583 million yen, 1,964 million yen and 2,360 million yen, respectively.

During the fiscal year ended March 31, 2012 and prior to the sale of its shares of S-LCD, Sony paid additional LCD panel related expenses of 22,759 million yen (292 million U.S. dollars) resulting from low capacity utilization of S-LCD.

6.	Transfer of financial assets

The below transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. In each case, losses from these transactions were insignificant, and although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant. Other than the cash proceeds from the sales below, net cash flows related to these transactions, including servicing fees, for the fiscal years ended March 31, 2011, 2012 and 2013 were insignificant.

Sony has established several accounts receivable sales programs in Japan whereby Sony can sell up to 53,700 million yen of eligible trade accounts receivable in the aggregate at any one time. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2011, 2012 and 2013 were 136,232 million yen, 126,513 million yen and 105,888 million yen, respectively.

A subsidiary of the Financial Services segment has established several receivables sales programs whereby the subsidiary can sell up to 24,000 million yen of eligible receivables in the aggregate at any one time. Through these programs, the subsidiary can sell receivables to special purpose entities owned and operated by banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. Total receivables sold during the fiscal years ended March 31, 2011, 2012 and 2013 were 166,025 million yen, 130,060 million yen and 89,700 million yen, respectively.

Sony has established an accounts receivable sales program in the United States whereby Sony’s U.S. subsidiary can sell up to 350 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank. The program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. The portion of the sales proceeds held back and deferred is initially recorded at estimated fair value, is included in other current assets and was 16,272 million yen at March 31, 2012 and 4,462 million yen at March 31, 2013. Sony includes collections on such receivables as cash flows within operating activities in the consolidated statements of cash flows since the receivables are the result of operating activities and the associated interest rate risk is

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

insignificant due to its short-term nature. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal years ended March 31, 2011, 2012 and 2013 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Total trade receivables sold	414,147	476,855	355,872
Deferred proceeds	185,647	117,343	8,098
Collections of deferred proceeds	153,550	132,636	20,608

During the fiscal year ended March 31, 2013, Sony established an accounts receivable sales program whereby Sony can sell eligible trade accounts receivables held by certain subsidiaries in Europe denominated in several currencies, primarily the euro, to a commercial bank on an uncommitted basis. The maximum receivables that may be sold at any one time in the aggregate translates into approximately 72,500 million yen as of March 31, 2013. Sony can sell receivables in which the agreed upon original due dates are no more than 150 days after the date the receivables are sold. Total receivables sold during the fiscal year ended March 31, 2013 was 66,020 million yen.

Certain of the accounts receivable sales programs above also involve variable interest entities (“VIEs”). Refer to Note 23.

7.	Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2012				March 31, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,036,946	55,384	(879)	1,091,451	1,106,265	114,806	(463)	1,220,608
Japanese local government bonds	33,513	163	(1)	33,675	66,553	643	(1)	67,195
Japanese corporate bonds	293,885	1,489	(224)	295,150	210,519	1,715	(70)	212,164
Foreign corporate bonds	377,609	4,705	(7,063)	375,251	425,892	17,502	(620)	442,774
Other	22,383	1,548	(6)	23,925	20,607	4,431	(2)	25,036

	1,764,336	63,289	(8,173)	1,819,452	1,829,836	139,097	(1,156)	1,967,777

Equity securities	60,694	53,016	(1,513)	112,197	89,079	44,443	(997)	132,525

Held-to-maturity Securities:
Japanese national government bonds	3,404,069	157,740	(4,499)	3,557,310	3,876,600	545,188	—	4,421,788
Japanese local government bonds	12,592	277	—	12,869	7,195	432	—	7,627
Japanese corporate bonds	31,379	1,501	—	32,880	28,918	3,571	—	32,489
Foreign corporate bonds	46,441	10	—	46,451	52,738	20	—	52,758

	3,494,481	159,528	(4,499)	3,649,510	3,965,451	549,211	—	4,514,662

Total	5,319,511	275,833	(14,185)	5,581,159	5,884,366	732,751	(2,153)	6,614,964

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

On September 28, 2012, Sony entered into a business alliance agreement and capital alliance agreement with Olympus Corporation (“Olympus”). Under the terms of the capital alliance agreement, Olympus issued 34,387,900 common shares at 1,454 yen per share to Sony through a third-party allotment in two tranches. Accordingly, Sony made an investment of 19,047 million yen on October 23, 2012 for the first third-party allotment of 13,100,000 shares and acquired 4.35% of the total voting rights of Olympus. In addition, Sony made an investment of 30,953 million yen on February 22, 2013 for the second third-party allotment of 21,287,900 shares and acquired an additional 7.07% of the total voting rights of Olympus. As a result, Sony increased its ownership of the total voting rights of Olympus to 11.46%. The investment in Olympus shares is classified as available-for-sale equity securities.

The following table presents the cost and fair value of debt securities classified as available-for-sale securities and held-to-maturity securities by contractual maturity:

	Yen in millions
	March 31, 2013
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair Value	Cost	Fair Value
Due in one year or less	160,018	167,853	5,060	5,068
Due after one year through five years	526,540	536,129	20,124	20,828
Due after five years through ten years	258,717	268,767	31,206	33,720
Due after ten years	884,561	995,028	3,909,061	4,455,046

Total	1,829,836	1,967,777	3,965,451	4,514,662

Proceeds from sales of available-for-sale securities were 532,619 million yen, 177,850 million yen and 143,437 million yen for the fiscal years ended March 31, 2011, 2012 and 2013, respectively. On these sales, gross realized gains were 38,654 million yen, 9,593 million yen and 46,865 million yen and gross realized losses were 2,014 million yen, 1,834 million yen and 527 million yen, respectively.

Marketable securities classified as trading securities at March 31, 2012 and 2013 were 433,491 million yen and 530,787 million yen, respectively, which consist of debt and equity securities.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2012 and 2013, totaled 93,050 million yen and 68,329 million yen, respectively. Non-public equity investments are primarily valued at cost as fair value is not readily determinable.

With respect to trading securities, primarily in the Financial Services segment, Sony recorded net unrealized losses of 10,768 million yen for the fiscal year ended March 31, 2011, net unrealized gains of 21,216 million yen for the fiscal year ended March 31, 2012 and net unrealized gains of 72,793 million yen for the fiscal year ended March 31, 2013. Changes in the fair value of trading securities are primarily recognized in financial services revenue in the consolidated statements of income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2012 and 2013.

	Yen in millions
	March 31, 2012
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	55,450	(877)	3,048	(2)	58,498	(879)
Japanese local government bonds	2,364	(1)	—	—	2,364	(1)
Japanese corporate bonds	1,034	(196)	25,243	(28)	26,277	(224)
Foreign corporate bonds	68,277	(6,065)	83,650	(998)	151,927	(7,063)
Other	335	(6)	—	—	335	(6)

	127,460	(7,145)	111,941	(1,028)	239,401	(8,173)

Equity securities	4,337	(318)	16,826	(1,195)	21,163	(1,513)

Held-to-maturity Securities:
Japanese national government bonds	—	—	333,702	(4,499)	333,702	(4,499)
Japanese local government bonds	70	(0)	—	—	70	(0)
Japanese corporate bonds	—	—	—	—	—	—
Foreign corporate bonds	—	—	—	—	—	—

	70	(0)	333,702	(4,499)	333,772	(4,499)

Total	131,867	(7,463)	462,469	(6,722)	594,336	(14,185)

	Yen in millions
	March 31, 2013
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	3,383	(0)	46,796	(463)	50,179	(463)
Japanese local government bonds	592	(1)	—	—	592	(1)
Japanese corporate bonds	4,731	(7)	5,271	(63)	10,002	(70)
Foreign corporate bonds	28,133	(83)	19,228	(537)	47,361	(620)
Other	61	(0)	144	(2)	205	(2)

	36,900	(91)	71,439	(1,065)	108,339	(1,156)

Equity securities	10,458	(933)	75	(64)	10,533	(997)

Held-to-maturity Securities:
Japanese national government bonds	—	—	—	—	—	—
Japanese local government bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—
Foreign corporate bonds	—	—	—	—	—	—

	—	—	—	—	—	—

Total	47,358	(1,024)	71,514	(1,129)	118,872	(2,153)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

For the fiscal years ended March 31, 2011, 2012 and 2013, total realized impairment losses were 9,763 million yen, 5,530 million yen and 8,554 million yen, respectively.

At March 31, 2013, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8.	Leases

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets. Certain of these leases have renewal and purchase options. Sony has also entered into capital lease arrangements with third parties to finance certain of its motion picture productions, as well as sale and leaseback transactions for office buildings, machinery and equipment.

(1)	Capital leases:

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2012	2013
Machinery, equipment and others	58,751	63,008
Film costs	9,465	9,147
Accumulated amortization	(20,514)	(36,287)

	47,702	35,868

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2013:

Fiscal year ending March 31	Yen in millions
2014	20,535
2015	5,350
2016	3,248
2017	2,820
2018	2,585
Later years	6,286

Total minimum lease payments	40,824
Less — Amount representing interest	2,568

Present value of net minimum lease payments	38,256
Less — Current obligations	19,718

Long-term capital lease obligations	18,538

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Operating leases:

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2013 are as follows:

Fiscal year ending March 31	Yen in millions
2014	57,598
2015	46,483
2016	35,633
2017	24,243
2018	19,724
Later years	54,025

Total minimum future rentals	237,706

Rental expenses under operating leases for the fiscal years ended March 31, 2011, 2012 and 2013 were 78,538 million yen, 76,188 million yen and 78,523 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2011, 2012 and 2013 were 1,974 million yen, 1,423 million yen and 904 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2013 were 3,104 million yen.

(3)	Sale and leaseback transactions:

Sony City Osaki sale and leaseback -

In February 2013, Sony sold its “Sony City Osaki” office building and premises (“Sony City Osaki”) to Nippon Building Fund Inc. and a Japanese institutional investor. The sale was structured such that Sony placed Sony City Osaki in a trust and then sold the trust beneficiary rights. In connection with the sale, Sony entered into an agreement to lease Sony City Osaki for a period of five years after the sale. The leaseback is accounted for as an operating lease.

The sale price was 111,100 million yen and Sony received net cash proceeds of 110,175 million yen after deducting transaction costs. The transaction qualified for sale-leaseback accounting as all the risk and rewards of ownership were transferred to the buyer upon closing of the transaction and the leaseback did not include any form of continuing involvement, other than a normal leaseback. As the leaseback represents more than a minor but less than substantially all of the use of the building, Sony recorded a gain upon the sale of 42,322 million yen in the fiscal year ended March 31, 2013, included in other operating (income) expenses, net. In addition to the gain recognized upon the sale, a gain of 24,982 million yen was required to be deferred and will be amortized on a straight-line basis and included in other operating (income) expense, net in the consolidated statements of income over the lease term. Of the remaining deferred gain as of March 31, 2013, 4,914 million yen is recorded in other current liabilities and 19,658 million yen in other noncurrent liabilities in the consolidated balance sheets.

550 Madison sale and leaseback -

In March 2013, Sony exercised its option to purchase the headquarters building (the “U.S. headquarters building”) of its U.S. subsidiary which was leased from a VIE in which Sony was the primary beneficiary for 255 million U.S. dollars. Concurrent with the exercise of the purchase option, Sony completed the sale of the U.S. headquarters building to a third party. In connection with the sale, Sony entered into an agreement to lease the U.S. headquarters building for a period of three years after the sale. The leaseback is accounted for as an operating lease.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The sale price was 1,100 million U.S. dollars and Sony received net cash proceeds of 780 million U.S. dollars after deducting the cost of the purchase option and other transaction costs. The transaction qualified for sale-leaseback accounting as all the risk and rewards of ownership were transferred to the buyer upon closing of the transaction and the leaseback did not include any form of continuing involvement, other than a normal leaseback. As the leaseback represents more than a minor but less than substantially all of the use of the building, Sony recorded a gain upon the sale of 691 million U.S. dollars in the fiscal year ended March 31, 2013, included in other operating (income) expense, net in the consolidated statements of income. In addition to the gain recognized upon the sale, a gain of 166 million U.S. dollars was required to be deferred and will be amortized on a straight-line basis and included in other operating (income) expense, net in the consolidated statements of income over the lease term. Of the remaining deferred gain as of March 31, 2013, 55 million U.S. dollars is recorded in other current liabilities and 109 million U.S. dollars in other noncurrent liabilities in the consolidated balance sheets.

Sale and leaseback transactions with SFIL -

In the fiscal year ended March 31, 2012, Sony entered into a three year sale and leaseback transaction for certain machinery and equipment with SFIL. The leaseback is accounted for as a capital lease. Sony received proceeds of 50,537 million yen based on the amounts recorded at fair value in the acquisition described in Note 24, and as such there was no gain or loss recorded in the sale and leaseback transaction.

In the fiscal year ended March 31, 2013, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFIL. Transactions with total proceeds of 11,789 million yen and terms which averaged two years, have been accounted for as financings and are included within proceeds from issuance of long-term debt in the financing activities section of the consolidated statements of cash flows. Additionally, a transaction with proceeds of 6,262 million yen and a seven year term was accounted for as a capital lease and included within proceeds from sale of fixed assets in the investing activities section of the consolidated statements of cash flows. There was no gain or loss recorded in either sale and leaseback transaction.

9.	Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2013 totaled 66,483 million yen, of which 65,710 million yen is subject to amortization and are comprised of the following:

	Intangible assets acquired during the year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements	38,231	7
Trademarks	537	10
Software to be sold, leased or otherwise marketed	19,444	4
Other	7,498	4

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2012		March 31, 2013
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patent rights, know-how and license agreements	226,142	(80,334)	280,715	(118,363)
Customer relationships	23,758	(1,409)	26,485	(3,658)
Trademarks	20,214	(2,154)	21,896	(5,894)
Software to be sold, leased or otherwise marketed	98,852	(58,865)	115,341	(73,314)
Music catalogs	157,699	(45,570)	183,398	(62,255)
Artist contracts	27,401	(19,419)	26,702	(18,939)
Television carriage agreements (broadcasting agreements)	36,216	(2,370)	41,264	(4,759)
Other	87,843	(54,338)	95,501	(67,026)

Total	678,125	(264,459)	791,302	(354,208)

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2011, 2012 and 2013 was 52,763 million yen, 57,023 million yen and 75,890 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Fiscal year ending March 31	Yen in millions
2014	75,357
2015	61,439
2016	48,693
2017	38,435
2018	31,411

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2012	2013
Trademarks	66,729	68,099
Distribution agreements	18,807	19,116
Other	4,497	3,198

Total	90,033	90,413

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2012 and 2013 are as follows:

	Yen in millions
	Imaging Products & Solutions	Game	Mobile Products & Communications*[1]	Home Entertainment & Sound	Devices	Pictures	Music	Financial Services	All Other	Total
Balance, March 31, 2011:
Goodwill — gross	6,044	123,285	—	5,320	62,628	140,584	102,994	3,020	39,417	483,292
Accumulated impairments	(300)	—	—	(5,320)	—	—	(306)	(706)	(7,655)	(14,287)

Goodwill	5,744	123,285	—	0	62,628	140,584	102,688	2,314	31,762	469,005

Increase (decrease) due to:
Acquisitions	—	166	128,522	—	—	1,330	—	—	4,358	134,376
Sales and dispositions	—	—	—	—	(589)	—	—	—	—	(589)
Impairments*[2]	—	—	—	—	—	—	—	—	(932)	(932)
Translation adjustments	124	(240)	9,733	—	(107)	(3,073)	(1,891)	—	(585)	3,961
Other*[3]*[4]	(201)	—	—	—	(28,773)	(521)	(147)	—	579	(29,063)

Balance, March 31, 2012:
Goodwill — gross	5,967	123,211	138,255	5,320	33,159	138,320	100,956	3,020	43,769	591,977
Accumulated impairments	(300)	—	—	(5,320)	—	—	(306)	(706)	(8,587)	(15,219)

Goodwill	5,667	123,211	138,255	0	33,159	138,320	100,650	2,314	35,182	576,758

Increase (decrease) due to:
Acquisitions*[5]	—	19,793	—	—	2,044	3,174	2,626	—	1,022	28,659
Sales and dispositions*[6]	—	—	—	—	—	—	—	—	(15,040)	(15,040)
Impairments*[2]	—	—	—	—	—	—	—	—	(1,445)	(1,445)
Translation adjustments	108	4,527	15,314	—	316	19,338	10,402	—	2,368	52,373
Other*[3]	—	—	—	—	1,750	25	(28)	—	191	1,938

Balance, March 31, 2013:
Goodwill — gross	6,075	147,531	153,569	5,320	37,269	160,857	113,956	3,020	32,310	659,907
Accumulated impairments	(300)	—	—	(5,320)	—	—	(306)	(706)	(10,032)	(16,664)

Goodwill	5,775	147,531	153,569	0	37,269	160,857	113,650	2,314	22,278	643,243

*1	The 128,522 million yen in the fiscal year ended March 31, 2012 relates to the Sony Ericsson acquisition. Refer to Note 24.

*2	During the fiscal years ended March 31, 2012 and 2013, Sony recorded impairment losses of 932 million yen and 1,445 million yen, respectively, in reporting units included in All Other. The impairment charges reflected the overall decline in the fair values of the reporting units. The fair values of the reporting units were estimated using the expected present value of future cash flows.

*3	Other primarily consists of purchase price adjustments for prior years and amounts reclassified as held for sale.

*4

The chemical products business, which is included in the Devices segment was classified as held for sale as of March 31, 2012. No impairment loss was recognized as a result of the held for sale classification. The

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

assets held for sale included 29,182 million yen of goodwill which was reclassified to other assets in the consolidated balance sheets prior to completing the divestiture in the fiscal year ended March 31, 2013. Refer to Note 25.

*5	Substantially all of the acquisition amounts in the Game segment relate to the Gaikai Inc. (“Gaikai”) acquisition. Refer to Note 24.

*6	Sales and dispositions amounts in All Other substantially all relate to the sale of certain M3 shares. Refer to Note 5.

10.	Insurance-related accounts

Sony’s Financial Services segment subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs for life and non-life insurance are charged to income when incurred in Japan whereas in the U.S. those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For the purpose of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.

The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2012 and 2013 were 282,846 million yen and 362,267 million yen, respectively.

(1)	Insurance policies:

Life insurance policies that a subsidiary in the Financial Services segment underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2011, 2012 and 2013 were 600,291 million yen, 654,986 million yen and 723,399 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2011, 2012 and 2013 were 71,037 million yen, 76,958 million yen and 81,974 million yen, respectively.

(2)	Deferred insurance acquisition costs:

Costs that vary with and are directly related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits. Amortization charged to income for the fiscal years ended March 31, 2011, 2012 and 2013 amounted to 59,249 million yen, 55,427 million yen and 55,416 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Future insurance policy benefits:

Liabilities for future policy benefits, which mainly related to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.4% to 4.5% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2012 and 2013, future insurance policy benefits amounted to 3,202,066 million yen and 3,532,626 million yen, respectively.

(4)	Policyholders’ account in the life insurance business:

Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account includes universal life insurance and investment contracts. Universal life insurance includes interest sensitive whole life contracts and variable contracts. The credited rate associated with interest sensitive whole life contracts is 2.0%. For variable contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. Investment contracts mainly include single payment juvenile contracts and policies after the start of annuity payments. The credited rates associated with investment contracts range from 0.1% to 6.3%.

Policyholders’ account in the life insurance business is comprised of the following:

	Yen in millions
	March 31
	2012	2013
Universal life insurance	1,010,277	1,199,409
Investment contracts	340,600	363,213
Other	98,767	130,494

Total	1,449,644	1,693,116

11.	Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2012	2013
Unsecured loans:
with a weighted-average interest rate of 3.98%	89,878
with a weighted-average interest rate of 3.89%		77,894
Secured call money:
with a weighted-average interest rate of 0.11%	10,000
with a weighted-average interest rate of 0.11%		10,000

	99,878	87,894

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

At March 31, 2013, certain subsidiaries in the Financial Services segment pledged as collateral securities investments with a book value of 10,543 million yen for 10,000 million yen of call money. In addition, marketable securities and securities investments with an aggregate book value of 67,660 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2012	2013
Unsecured loans, representing obligations principally to banks:
Due 2012 to 2024, with interest rates ranging from 0.23% to 4.50% per annum	564,275
Due 2013 to 2024, with interest rates ranging from 0.37% to 5.10% per annum		567,952
Unsecured 1.16% bonds, due 2012, net of unamortized discount	39,999
Unsecured 1.52% bonds, due 2013, net of unamortized discount	35,000
Unsecured 1.57% bonds, due 2015, net of unamortized discount	29,993	29,995
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,997	24,998
Unsecured 0.95% bonds, due 2012	60,000
Unsecured 1.40% bonds, due 2013 Unsecured 1.30% bonds, due 2014	10,700 110,000	10,700 110,000
Unsecured 0.55% bonds, due 2016	10,000	10,000
Unsecured 0.66% bonds, due 2017	45,000	45,000
Unsecured 0.43% bonds, due 2018 Unsecured 2.00% bonds, due 2018	16,300	10,000 16,300
Unsecured 2.07% bonds, due 2019 Unsecured 1.41% bonds, due 2022	50,000 10,000	50,000 10,000
Unsecured zero coupon convertible bonds, due 2017		150,000
Capital lease obligations and other:
Due 2012 to 2026, with interest rates ranging from 0.03% to 8.74% per annum	49,754
Due 2013 to 2026, with interest rates ranging from 0.28% to 7.77% per annum		44,125
Guarantee deposits received	16,691	15,646

	1,072,709	1,094,716
Less — Portion due within one year	310,483	156,288

	762,226	938,428

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

In November 2012, Sony issued 150,000 million yen of Zero Coupon Convertible Bonds due 2017 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from December 14, 2012 to November 16, 2017. The initial conversion price is 957 yen per common share. Aside from the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption triggered upon the occurrence of certain corporate events including a merger, corporate split and

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

delisting event. The reduced amount of the conversion price will be determined by a formula which is based on the effective date of the reduction and Sony’s common stock price. The reduced conversion price ranges from 870 yen to 957 yen per common share. The conversion price is also adjusted for dividends in excess of 25 yen per common share per fiscal year. The bondholders may require Sony to redeem the Zero Coupon Convertible Bonds on or after a reduction in the conversion price is triggered at 100% of its principal amount, together with a redemption premium which begins at 2.5% of the principal amount and ends at zero, amortized on a straight-line basis over the term of the Zero Coupon Convertible Bonds. In addition, Sony has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100% of the principal amount after November 30, 2015, if the closing sales prices per share of Sony’s common stock on the Tokyo Stock Exchange on 20 consecutive trading days are 130% or more of the conversion price, or at any time if less than 10% of the original issuance is outstanding. Sony was not required to bifurcate any of the embedded features contained in the Zero Coupon Convertible Bonds for accounting purposes. There are no significant adverse debt covenants related to the Zero Coupon Convertible Bonds, although there are certain cross-default provisions.

There are no significant adverse debt covenants or cross-default provisions related to the other short-term borrowings and long-term debt.

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions
2014	156,288
2015	213,369
2016	98,198
2017	158,464
2018	263,347
Later years	205,050

Total	1,094,716

At March 31, 2013, Sony had unused committed lines of credit amounting to 832,156 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2013, Sony has commercial paper programs, the size of which was 782,150 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

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

The allowance for the credit losses is established based on the aforementioned classifications and the evaluation of collateral. The amount of housing loans in the banking business and the corresponding allowance for credit losses at March 31, 2012 were 749,636 million yen and 1,066 million yen, and at March 31, 2013 were 860,330 million yen and 1,135 million yen, respectively. During the fiscal years ended March 31, 2012 and 2013, charge-offs on housing loans in the banking business and changes in the allowance for credit losses, which took into consideration the impact of the Great East Japan Earthquake discussed in Note 18, were not significant.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In addition, the balance of housing loans placed on nonaccrual status or past due status were not significant at March 31, 2012 and 2013. A subsidiary in the banking business assesses the nonaccrual status based on the aforementioned classification, and may resume the accrual of the interest on the housing loan if the classification of the housing loan is changed.

(2)	Deposits from customers in the banking business:

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2012 and 2013, the balances of time deposits issued in amounts of 10 million yen or more were 374,665 million yen and 362,691 million yen, respectively. These amounts have been classified as current liabilities due to the ability of the customers to make withdrawals prior to maturity.

At March 31, 2013, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions
2015	36,579
2016	14,533
2017	4,056
2018	3,404
2019	2,065
Later years	42,995

Total	103,632

13.	Fair value measurements

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

Trading securities, available-for-sale securities and other investments

Where quoted prices are available in an active market, securities are classified in level 1 of the fair value hierarchy. Level 1 securities include exchange-traded equities. If quoted market prices are not available for the specific security or the market is inactive, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and mainly classified in level 2 of the hierarchy. Level 2 securities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the fair value hierarchy. Level 3 securities do not have actively traded quotes at the balance sheet date and require the use of unobservable inputs, such as indicative quotes from dealers and qualitative input from investment advisors, to value these securities. Level 3 assets include financial instruments whose value is determined using pricing models, discounted cash flow techniques, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation of assumptions that market participants would use in pricing the asset. Level 3 securities primarily include certain hybrid financial instruments and certain private equity investments not classified within level 1 or level 2.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2012 and 2013 are as follows:

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2013
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	278,575	252,212	—	530,787	530,787	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,220,608	—	1,220,608	24,335	1,196,273	—	—
Japanese local government bonds	—	67,195	—	67,195	61	67,134	—	—
Japanese corporate bonds	—	209,950	2,214	212,164	40,359	171,805	—	—
Foreign corporate bonds	—	422,022	20,752	442,774	96,896	345,878	—	—
Other	—	25,036	—	25,036	98	24,938	—	—
Equity securities	132,447	78	—	132,525	—	132,525	—	—
Other investments*[1]	6,742	3,126	76,892	86,760	—	86,760	—	—
Derivative assets*[2]	—	21,862	—	21,862	—	—	20,713	1,149

Total assets	417,764	2,222,089	99,858	2,739,711	692,536	2,025,313	20,713	1,149

Liabilities:
Derivative liabilities*[2]	—	41,998	—	41,998	—	—	20,322	21,676

Total liabilities	—	41,998	—	41,998	—	—	20,322	21,676

*1	Other investments include certain hybrid financial instruments and certain private equity investments.

*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.

Transfers into level 1 were 2,169 million yen and 1,612 million yen for the fiscal years ended March 31, 2012 and 2013 respectively, as quoted prices for certain trading securities became available in an active market. Transfers out of level 1 were 7,221 million yen and 2,417 million yen for the fiscal years ended March 31, 2012 and 2013 respectively, as quoted prices for certain trading securities were not available in an active market.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2012 and 2013 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2012
	Assets
	Available-for-sale securities			Other investments
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other
Beginning balance	4,581	19,751	299	74,026
Total realized and unrealized gains (losses):
Included in earnings*[1]	—	27	—	(1,214)
Included in other comprehensive income (loss)*[2]	(2)	271	10	505
Purchases	—	6,994	—	3,144
Settlements	(500)	(5,961)	—	(2,784)
Transfers into level 3*[3]	2,116	956	—	—
Transfers out of level 3*[4]	(4,682)	(6,747)	—	—
Other	—	—	—	(226)

Ending balance	1,513	15,291	309	73,451

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*[1]	—	(2)	—	(1,215)

	Yen in millions
	Fiscal year ended March 31, 2013
	Assets
	Available-for-sale securities			Other investments
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other
Beginning balance	1,513	15,291	309	73,451
Total realized and unrealized gains (losses):
Included in earnings*[1]	—	12	—	5,765
Included in other comprehensive income (loss)*[2]	(2)	2,086	(9)	1,984
Purchases	—	4,701	—	1,836
Settlements	—	(4,100)	—	(2,982)
Transfers into level 3*[3]	703	4,906	—	—
Transfers out of level 3*[4]	—	(2,244)	(300)	—
Other	—	100	—	(3,162)

Ending balance	2,214	20,752	—	76,892

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*[1]	—	(14)	—	5,765

*1	Earning effects are included in financial services revenue in the consolidated statements of income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

*2	Unrealized gains (losses) are included in unrealized gains (losses) on securities in the consolidated statements of comprehensive income.

*3	Certain corporate bonds were transferred into level 3 because differences between fair value determined by indicative quotes from dealers and internally developed prices became significant and the observability of inputs decreased.

*4	Certain corporate bonds were transferred out of level 3 because quoted prices became available.

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

Sony also has assets and liabilities that are required to be recorded at fair value on a nonrecurring basis when certain circumstances occur. During the fiscal years ended March 31, 2012 and 2013, such measurements of fair value related primarily to the following:

	Fiscal year ended March 31, 2012
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Remeasurement of previously owned equity interest in Sony Ericsson	—	—	71,449	102,331
S-LCD impairment	—	—	71,662	(60,019)
Long-lived assets impairments	—	—	8,292	(59,583)

				(17,271)

	Fiscal year ended March 31, 2013
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Remeasurement of retained investment in M3	128,289	—	—	117,216
Long-lived assets impairments	—	—	3,935	(14,494)

				102,722

Remeasurement of previously owned equity interest in Sony Ericsson

During the fiscal year ended March 31, 2012, Sony remeasured to fair value the previously owned equity interest as part of Sony Ericsson acquisition. This measurement is classified as level 3 because significant unobservable inputs, such as projections of future cash flows and market comparables of similar transactions and companies were considered in the fair value measurement. Refer to Note 24.

S-LCD impairment

During the fiscal year ended March 31, 2012, Sony recorded other-than-temporary impairment loss on its share of S-LCD, including the reclassification to net income of foreign currency translation adjustments and the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

impact of the exchange rate fluctuations between the initial impairment loss and closing of the sale to Samsung. The measurement of the fair value of shares of S-LCD after impairment is classified as level 3 because significant unobservable inputs, primarily the estimate of the cash that would be received upon the sale to Samsung, were considered in the fair value measurement. Refer to Note 5.

Remeasurement of retained investment in M3

During the fiscal year ended March 31, 2013, Sony sold part of its shares in M3 and remeasured the remaining shares to fair value in accordance with the accounting guidance for deconsolidation of a subsidiary. This measurement is classified as level 1 because a quoted price for the shares of M3 is available on the Tokyo Stock Exchange. Refer to Note 5.

Long-lived assets impairments

Long-lived assets are measured at the lesser of carrying value or fair value if such assets are held for sale or when there is a determination that the asset is impaired. Sony’s determination of fair value was based on the comparable market values or estimated net cash flows which considered prices and other relevant information generated by market transactions involving comparable assets or cash flow projections based upon the most recent business plan. These measurements are classified as level 3 because significant unobservable inputs, such as the conditions of the assets or projections of future cash flows, were considered in the fair value measurements. Refer to Note 19.

(3)	Financial instruments:

The estimated fair values by fair value hierarchy level of certain financial instruments that are not reported at fair value are summarized as follows:

	Yen in millions
	March 31, 2012
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	823,668	—	823,668	749,636

Total assets	—	823,668	—	823,668	749,636

Liabilities:
Long-term debt including the current portion	—	1,079,914	—	1,079,914	1,072,709
Investment contracts included in policyholders’ account in the life insurance business	—	338,589	—	338,589	340,600

Total liabilities	—	1,418,503	—	1,418,503	1,413,309

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2013
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	947,276	—	947,276	860,330

Total assets	—	947,276	—	947,276	860,330

Liabilities:
Long-term debt including the current portion	—	1,221,174	—	1,221,174	1,094,716
Investment contracts included in policyholders’ account in the life insurance business	—	363,634	—	363,634	363,213

Total liabilities	—	1,584,808	—	1,584,808	1,457,929

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

Cash and cash equivalents, call loans and call money are classified in level 1. Time deposits, short-term borrowings, deposits from customers in the banking business are classified in level 2. Held-to-maturity securities, included in marketable securities and securities investments and other in the consolidated balance sheets, primarily include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds and are substantially all classified in level 2. The fair values of housing loans in the banking business, included in securities investments and other in the consolidated balance sheets, were estimated based on the discounted future cash flows using interest rates reflecting London InterBank Offered Rate base yield curve with a certain risk premium. The fair values of long-term debt including the current portion and investment contracts included in policyholders’ account in the life insurance business were estimated based on either the market value or the discounted future cash flows using Sony’s current incremental borrowing rates for similar liabilities.

14.	Derivative instruments and hedging activities

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate swap agreements (including interest rate and currency swap agreements). Certain other derivative financial instruments are entered into in the Financial Services segment for asset-liability management (“ALM”) purposes. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. These derivatives generally mature or expire within six months after the balance sheet date. Other than derivatives utilized in the Financial Services segment for ALM, Sony does not use derivative financial instruments for trading or speculative purposes. These derivative transactions utilized for ALM in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income. For the fiscal years ended March 31, 2011, 2012 and 2013, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2011, 2012 and 2013, the ineffective portion of the hedging relationship is not significant. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

Derivatives designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2012	2013	Liability derivatives	2012	2013
Interest rate contracts	Prepaid expenses and other current assets	151	2	Current liabilities other	14,017	1,227
Interest rate contracts	Assets other	—	254	Liabilities other	1,184	18,892
Foreign exchange contracts	Prepaid expenses and other current assets	11	5	Current liabilities other	15	15

		162	261		15,216	20,134

Derivatives not designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2012	2013	Liability derivatives	2012	2013
Interest rate contracts	Prepaid expenses and other current assets	5	—	Current liabilities other	4,390	147
Interest rate contracts		—	—	Liabilities other	—	2,784
Foreign exchange contracts	Prepaid expenses and other current assets	18,345	20,706	Current liabilities other	21,612	18,933
Foreign exchange contracts	Assets other	5	895		—	—
Credit contracts	Prepaid expenses and other current assets	1	—		—	—

		18,356	21,601		26,002	21,864

Total derivatives		18,518	21,862		41,218	41,998

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal years ended March 31, 2011, 2012 and 2013.

Derivatives under fair value hedging relationships	Yen in millions
	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2011	2012	2013
Interest rate contracts	Financial services revenue	588	(2,998)	(11,275)
Foreign exchange contracts	Foreign exchange gain or (loss), net	(18)	(49)	1

Total		570	(3,047)	(11,274)

Derivatives under cash flow hedging relationships	Yen in millions
	Fiscal year ended March 31, 2011
	Amount of gain or (loss) recognized in OCI on derivative	Gain or (loss) reclassified from accumulated OCI into income (effective portion)		Gain or (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Interest rate contracts	(108)	Interest expense	329	Interest expense	—

Total	(108)	Total	329	Total	—

Derivatives under cash flow hedging relationships	Yen in millions
	Fiscal year ended March 31, 2012
	Amount of gain or (loss) recognized in OCI on derivative	Gain or (loss) reclassified from accumulated OCI into income (effective portion)		Gain or (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Interest rate contracts	171	Interest expense	308	Interest expense	—

Total	171	Total	308	Total	—

Derivatives under cash flow hedging relationships	Yen in millions
	Fiscal year ended March 31, 2013
	Amount of gain or (loss) recognized in OCI on derivative	Gain or (loss) reclassified from accumulated OCI into income (effective portion)		Gain or (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Interest rate contracts	(69)	Interest expense	615	Interest expense	—

Total	(69)	Total	615	Total	—

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

At March 31, 2013, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of 742 million yen.

Derivatives not designated as hedging instruments	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative (Yen in millions)
		Fiscal year ended March 31
		2011	2012	2013
Interest rate contracts	Financial services revenue	(3,332)	(3,303)	(2,779)
Interest rate contracts	Financial services expenses	32	—	—
Foreign exchange contracts	Financial services revenue	(1,294)	(79)	7,202
Foreign exchange contracts	Foreign exchange gain or (loss), net	8,311	4,324	5,596
Bond contracts	Financial services revenue	44	—	—
Credit contracts	Financial services revenue	(101)	(25)	(3)

Total		3,660	917	10,016

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2012		March 31, 2013
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts	1,227,889	(7,305)	1,127,799	(7,185)
Currency option contracts purchased	9,878	91	1,296	44
Currency option contracts written	152	(1)	1,037	(6)
Currency swap agreements	519,041	2,206	459,019	9,507
Other currency contracts	48,347	1,743	58,294	298
Interest rate contracts:
Interest rate swap agreements	451,416	(19,435)	529,642	(22,794)
Credit contracts:
Credit default swap agreements	1,367	1	—	—

15.	Pension and severance plans

(1)	Defined benefit and severance plans

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

The components of net periodic benefit costs for the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Service cost	29,589	29,774	25,343
Interest cost	16,067	15,196	14,606
Expected return on plan assets	(17,987)	(15,401)	(16,389)
Recognized actuarial loss	11,802	12,219	12,853
Amortization of prior service costs	(10,391)	(10,380)	(10,271)

Net periodic benefit costs	29,080	31,408	26,142

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Service cost	4,160	3,348	2,387
Interest cost	11,165	10,082	10,197
Expected return on plan assets	(9,135)	(9,049)	(9,245)
Amortization of net transition asset	20	139	117
Recognized actuarial loss	2,911	2,771	1,781
Amortization of prior service costs	(32)	(448)	(566)
Losses (gains) on curtailments and settlements	(31)	1,111	(405)

Net periodic benefit costs	9,058	7,954	4,266

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 13,797 million yen, 10,365 million yen and 12 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2012	2013	2012	2013
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	735,853	789,059	206,497	221,641
Service cost	29,774	25,343	3,348	2,387
Interest cost	15,196	14,606	10,082	10,197
Plan participants’ contributions	—	—	684	619
Amendments	(1,119)	—	440	27
Actuarial loss	25,098	49,258	12,376	25,385
Foreign currency exchange rate changes	—	—	(3,273)	27,354
Curtailments and settlements	(301)	—	(577)	(2,106)
Effect of changes in consolidated subsidiaries	8,852	(15,061)	3,104	—
Benefits paid	(24,294)	(36,161)	(11,040)	(10,576)

Benefit obligation at end of the fiscal year	789,059	827,044	221,641	274,928

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	536,648	556,247	140,387	151,139
Actual return on plan assets	18,447	69,491	11,421	17,075
Foreign currency exchange rate changes	—	—	(1,872)	18,460
Employer contribution	15,745	10,369	9,033	10,501
Plan participants’ contributions	—	—	684	619
Curtailments and settlements	—	—	(1,386)	(351)
Effect of changes in consolidated subsidiaries	4,592	(7,003)	2,331	—
Benefits paid	(19,185)	(21,100)	(9,459)	(9,424)

Fair value of plan assets at end of the fiscal year	556,247	608,004	151,139	188,019

Funded status at end of the fiscal year	(232,812)	(219,040)	(70,502)	(86,909)

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2012	2013	2012	2013
Noncurrent assets	1,769	2,219	4,399	1,903
Current liabilities	—	—	(2,943)	(2,462)
Noncurrent liabilities	(234,581)	(221,259)	(71,958)	(86,350)

Ending balance	(232,812)	(219,040)	(70,502)	(86,909)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2012	2013	2012	2013
Prior service cost (credit)	(75,840)	(64,194)	(2,933)	(2,753)
Net actuarial loss	292,382	264,559	38,196	62,686
Obligation existing at transition	—	—	52	35

Ending balance	216,542	200,365	35,315	59,968

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2012	2013	2012	2013
Accumulated benefit obligations	786,679	824,345	189,360	233,949

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2012	2013	2012	2013
Projected benefit obligations	781,983	819,059	170,314	210,384
Accumulated benefit obligations	779,604	816,360	163,002	204,253
Fair value of plan assets	549,017	599,227	111,667	154,058

Weighted-average assumptions used to determine benefit obligations as of March 31, 2012 and 2013 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2012	2013	2012	2013
Discount rate	1.9%	1.5%	4.7%	4.1%
Rate of compensation increase	*	*	3.5	3.1

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2011	2012	2013	2011	2012	2013
Discount rate	2.3%	2.1%	1.9%	5.5%	5.2%	4.7%
Expected return on plan assets	2.9	3.0	3.0	5.9	6.5	6.1
Rate of compensation increase	*	*	*	4.0	3.5	3.5

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

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

The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2013, are, as a result of Sony’s asset liability management, 28% of equity securities, 58% of fixed income securities and 14% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 40% of equity securities, 47% of fixed income securities and 13% of other investments for the pension plans of foreign subsidiaries.

The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 2, are as follows:

	Japanese plans
	Yen in millions
	Fair value at March 31, 2012	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	14,586	14,586	—	—
Equity:
Equity securities(a)	130,283	127,918	2,365	—
Fixed income:
Government bonds(b)	255,010	—	255,010	—
Corporate bonds(c)	23,853	—	23,853	—
Asset-backed securities(d)	4,722	—	4,722	—
Commingled funds(e)	58,862	—	58,862	—
Commodity funds(f)	1,850	—	1,850	—
Private equity(g)	23,388	—	—	23,388
Hedge funds(h)	42,258	—	—	42,258
Real estate	1,435	—	—	1,435

Total	556,247	142,504	346,662	67,081

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Japanese plans
	Yen in millions
	Fair value at March 31, 2013	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	8,419	8,419	—	—
Equity:
Equity securities(a)	157,566	154,630	2,936	—
Fixed income:
Government bonds(b)	268,297	—	268,297	—
Corporate bonds(c)	33,053	—	33,053	—
Asset-backed securities(d)	2,797	—	2,797	—
Commingled funds(e)	72,410	—	72,410	—
Commodity funds(f)	1,712	—	1,712	—
Private equity(g)	27,205	—	—	27,205
Hedge funds(h)	35,071	—	—	35,071
Real estate	1,474	—	—	1,474

Total	608,004	163,049	381,205	63,750

(a)	Includes approximately 65 percent and 63 percent of Japanese equity securities, and 35 percent and 37 percent of foreign equity securities for the fiscal years ended March 31, 2012 and 2013, respectively.

(b)	Includes approximately 64 percent and 59 percent of debt securities issued by Japanese national and local governments, and 36 percent and 41 percent of debt securities issued by foreign national and local governments for the fiscal years ended March 31, 2012 and 2013, respectively.

(c)	Includes debt securities issued by Japanese and foreign corporation and government related agencies.

(d)	Includes primarily mortgage-backed securities.

(e)	Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately 42 percent and 48 percent of investments in equity, 56 percent and 48 percent of investments in fixed income, and 2 percent and 4 percent of investments in other for the fiscal years ended March 31, 2012 and 2013, respectively.

(f)	Represents commodity futures funds.

(g)	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the U.S. and Europe.

(h)	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Foreign plans
	Yen in millions
	Fair value at March 31, 2012	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	859	859	—	—
Equity:
Equity securities(a)	36,497	30,514	5,983	—
Fixed income:
Government bonds(b)	43,504	—	43,504	—
Corporate bonds(c)	9,192	—	5,231	3,961
Asset-backed securities	648	—	648	—
Insurance contracts(d)	9,283	—	9,283	—
Commingled funds(e)	43,902	—	43,902	—
Real estate and other(f)	7,254	20	2,151	5,083

Total	151,139	31,393	110,702	9,044

	Foreign plans
	Yen in millions
	Fair value at March 31, 2013	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	171	171	—	—
Equity:
Equity securities(a)	36,917	29,348	7,569	—
Fixed income:
Government bonds(b)	52,061	—	52,061	—
Corporate bonds(c)	20,095	—	15,322	4,773
Asset-backed securities	526	—	526	—
Insurance contracts(d)	11,639	—	11,639	—
Commingled funds(e)	58,007	—	58,007	—
Real estate and other(f)	8,603	73	1,573	6,957

Total	188,019	29,592	146,697	11,730

(a)	Includes primarily foreign equity securities.

(b)	Includes primarily foreign government debt securities.

(c)	Includes primarily foreign corporate debt securities.

(d)	Represents annuity contracts with or without profit sharing.

(e)	Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds. They are primarily comprised of foreign equities and fixed income investments.

(f)	Includes primarily private real estate investment trusts.

Each level in the fair value hierarchy in which each plan asset is classified is determined based on inputs used to measure the fair values of the asset, and does not necessarily indicate the risks or rating of the asset.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following is a description of the valuation techniques used to measure Japanese and foreign plan assets at fair value. There were no changes in valuation techniques during the fiscal years ended March 31, 2012 and 2013.

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

The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the fiscal years ended March 31, 2012 and 2013:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Private equity	Hedge funds	Real estate	Total
Beginning balance at April 1, 2011	19,888	43,688	1,533	65,109
Return on assets held at end of year	450	470	(98)	822
Return on assets sold during the year	—	—	—	—
Purchases, sales, and settlements, net	3,050	(1,900)	—	1,150
Transfers, net	—	—	—	—

Ending balance at March 31, 2012	23,388	42,258	1,435	67,081

Return on assets held at end of year	3,817	(1,514)	39	2,342
Return on assets sold during the year	—	—	—	—
Purchases, sales, and settlements, net	—	(5,673)	—	(5,673)
Transfers, net	—	—	—	—

Ending balance at March 31, 2013	27,205	35,071	1,474	63,750

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Corporate bonds	Commingled funds	Real estate and other	Total
Beginning balance at April 1, 2011	4,846	530	3,773	9,149
Return on assets held at end of year	447	—	558	1,005
Return on assets sold during the year	—	—	—	—
Purchases, sales, and settlements, net	(1,209)	(530)	156	(1,583)
Transfers, net	—	—	—	—
Other*	(123)	—	596	473

Ending balance at March 31, 2012	3,961	—	5,083	9,044

Return on assets held at end of year	260	—	245	505
Return on assets sold during the year	1	—	—	1
Purchases, sales, and settlements, net	(20)	—	(23)	(43)
Transfers, net	—	—	—	—
Other*	571	—	1,652	2,223

Ending balance at March 31, 2013	4,773	—	6,957	11,730

*	Primarily consists of translation adjustments.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 22 billion yen to the Japanese plans and approximately 8 billion yen to the foreign plans during the fiscal year ending March 31, 2014. At the end of the fiscal year ended March 31, 2012, Sony had expected to contribute approximately 18 billion yen to the Japanese plans. However, Sony actually contributed 19 billion yen to the plans in the fiscal year ended March 31, 2013.

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
Fiscal year ending March 31	Yen in millions	Yen in millions
2014	27,762	10,314
2015	30,427	11,022
2016	32,921	10,658
2017	34,154	11,306
2018	36,391	11,937
2019 — 2023	218,706	68,135

(2)	Defined contribution plans

Total defined contribution expenses for the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Japanese plans	9	464	3,729
Foreign plans	4,350	6,726	13,070

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

16.	Stockholders’ equity

(1)	Common stock:

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2011, 2012 and 2013 have resulted from the following:

Number of shares
Balance at March 31, 2010	1,004,571,464
Exercise of stock acquisition rights	65,200

Balance at March 31, 2011	1,004,636,664
Exercise of stock acquisition rights	1,500

Balance at March 31, 2012	1,004,638,164
Stock issued under exchange offering	7,312,042

Balance at March 31, 2013	1,011,950,206

At March 31, 2013, 175,821,611 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”) by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2011, 2012 and 2013.

(2)	Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2013 was 325,539 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2013, including cash dividends for the six-month period ended March 31, 2013, has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on May 8, 2013 and was then recorded in the statutory books of account, in accordance with the Companies Act.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 7,891 million yen and 19,080 million yen at March 31, 2012 and 2013, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Other comprehensive income:

Other comprehensive income for the fiscal years ended March 31, 2011, 2012 and 2013 were comprised of the following:

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount
For the fiscal year ended March 31, 2011:
Unrealized gains (losses) on securities, net —
Unrealized holding losses arising during the period*	(42,311)	12,996	(25,445)
Less: Reclassification adjustment included in net income	21,548	(8,104)	13,444
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding losses arising during the period	(662)	52	(610)
Less: Reclassification adjustment included in net income	(785)	(158)	(943)
Pension liability adjustment*	3,164	(6,463)	(3,176)
Foreign currency translation adjustments —
Translation adjustments arising during the period	(118,840)	1,256	(117,584)
Less: Reclassification adjustment included in net income	(832)	—	(832)

Other comprehensive income (loss)	(138,718)	(421)	(135,146)

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount
For the fiscal year ended March 31, 2012:
Unrealized gains (losses) on securities, net —
Unrealized holding gains arising during the period*	28,712	(10,162)	12,369
Less: Reclassification adjustment included in net income	3,417	(1,240)	2,177
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding losses arising during the period	(177)	(70)	(247)
Less: Reclassification adjustment included in net income	911	(125)	786
Pension liability adjustment*	(29,239)	(3,934)	(34,668)
Foreign currency translation adjustments —
Translation adjustments arising during the period*	(32,640)	74	(32,961)
Less: Reclassification adjustment included in net income	14,655	—	14,655

Other comprehensive income (loss)	(14,361)	(15,457)	(37,889)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount
For the fiscal year ended March 31, 2013:
Unrealized gains (losses) on securities, net —
Unrealized holding gains arising during the period*	112,049	(35,413)	62,537
Less: Reclassification adjustment included in net income	(34,686)	14,328	(20,358)
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding losses arising during the period	(69)	12	(57)
Less: Reclassification adjustment included in net income	615	(250)	365
Pension liability adjustment*	(8,476)	1,853	(4,983)
Foreign currency translation adjustments —
Translation adjustments arising during the period*	160,425	(2,534)	159,149
Less: Reclassification adjustment included in net income	3,927	—	3,927

Other comprehensive income (loss)	233,785	(22,004)	200,580

*	Amounts allocable to the noncontrolling interests in the equity of a subsidiary and other are deducted from the net-of-tax amount for unrealized holding gains on securities, pension liability adjustment and foreign currency translation adjustments arising during the period.

During the fiscal years ended March 31, 2011, 2012 and 2013, gains of 832 million yen, losses of 14,655 million yen and losses of 3,927 million yen, respectively, of foreign currency translation adjustments were transferred from accumulated other comprehensive income to net income as a result of the liquidation or sale of certain foreign subsidiaries and affiliates. The amount transferred during the fiscal year ended March 31, 2012 includes losses of 12,772 million yen as a result of the other-than-temporary impairment loss on the shares of S-LCD. Refer to Note 5.

(4)	Equity transactions with noncontrolling interests:

Net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests for the fiscal years ended March 31, 2011, 2012 and 2013 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Net income (loss) attributable to Sony Corporation’s stockholders	(259,585)	(456,660)	43,034
Transfers (to) from the noncontrolling interests:
Decrease in additional paid-in capital for purchase of additional shares in consolidated subsidiaries	(100)	(640)	(57,364)

Change from net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests	(259,685)	(457,300)	(14,330)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In September 2012, Sony conducted a tender offer to purchase additional common shares of So-net Entertainment Corporation (“So-net”). As a result, Sony’s equity ownership increased to 95.95%. On January 1, 2013, Sony acquired the remaining 4.05% equity ownership of So-net through a share exchange. The difference between cash consideration paid or the fair value of the shares of Sony delivered to the noncontrolling interests and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 38,715 million yen.

In March, 2013, Sony completed the acquisition of an additional 32.39% of the shares of Multi Screen Media Private Limited (“MSM”), which operates television networks in India. As a result of this transaction, Sony’s total equity interest in MSM increased to 94.39%. The aggregate cash consideration for the additional shares was 271 million U.S. dollars, of which 145 million U.S. dollars was paid at the closing of the transaction. An additional 42 million U.S. dollars was paid on April, 15, 2013. The remaining 84 million U.S. dollars will be paid in two equal annual installments of 42 million U.S. dollars on April 15, 2014 and April 15, 2015. The difference between cash consideration paid and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 18,450 million yen.

17.	Stock-based compensation plans

The stock-based compensation expense for the fiscal years ended March 31, 2011, 2012 and 2013 was 1,952 million yen, 1,952 million yen and 1,232 million yen, respectively. The income tax benefit related to the stock-based compensation expense for the fiscal years ended March 31, 2011, 2012 and 2013 was 322 million yen, 287 million yen and 209 million yen, respectively. The total cash received from exercises under all of the stock-based compensation plans during the fiscal years ended March 31, 2011 and 2012 was 198 million yen and 4 million yen, respectively. Sony issued new shares upon exercise of these rights. During the fiscal year ended March 31, 2013, there were no exercises under the stock-based compensation plans. The actual income tax benefit realized for tax deductions from exercises under all the stock-based compensation plans for the fiscal years ended March 31, 2011, 2012 and 2013 was insignificant.

During the fiscal year ended March 31, 2013, the remaining outstanding stock appreciation rights (“SARs”) expired unexercised and the plan was subsequently terminated. The SARs were granted to certain employees in the United States of America and the employees received cash equal to the amount that the market price of Sony Corporation’s common stock exceeded the strike price of the SARs upon exercise of such rights.

There were no SARs granted or exercised during the fiscal years ended March 31, 2011, 2012 and 2013 and SARs compensation expense for the fiscal years ended March 31, 2011, 2012, and 2013 was insignificant.

Sony has a single remaining stock-based compensation plan as an incentive plan for selected directors, corporate executive officers and employees in the form of a stock acquisition rights plan. The stock acquisition rights generally have three year graded vesting schedules and are exercisable up to ten years from the date of grant.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2011, 2012 and 2013 was 1,036 yen, 345 yen and 189 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2011, 2012 and 2013 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2011		2012		2013
Weighted-average assumptions
Risk-free interest rate	1.60%		1.08%		0.74%
Expected lives	6.64	years	6.77	years	6.85	years
Expected volatility*	35.74%		36.88%		39.61%
Expected dividends	0.83%		1.85%		3.25%

*	Expected volatility was based on the historical volatilities of Sony Corporation’s common stock over the expected life of the stock acquisition rights.

A summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2013 is as follows:

	Fiscal year ended March 31, 2013
	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Total intrinsic value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	18,880,300	3,188
Granted	1,915,000	933
Exercised	—	—
Forfeited or expired	1,713,500	3,914

Outstanding at end of the fiscal year	19,081,800	3,124	5.56	1,238

Exercisable at end of the fiscal year	14,629,300	3,570	4.55	—

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2011 and 2012 was 26 million yen and 0.2 million yen, respectively. During the fiscal year ended March 31, 2013, there were no exercises under the stock acquisition rights plan.

As of March 31, 2013, there was 663 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 1.9 years.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Insurance claims in the amount of 15,000 million yen, the total coverage amount, were agreed to by the insurance carriers as a final settlement and were paid in March 2012. Of this amount, 2,000 million yen was due to a certain carrier as reinsurance. The amount was recorded in other current liabilities in the consolidated balance sheets as of March 31, 2012 and was paid in the fiscal year ended March 31, 2013. The insurance proceeds were primarily included in investing activities in the consolidated statements of cash flows.

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

For the fiscal year ended March 31, 2012, Sony incurred incremental losses and expenses including repair, removal and cleaning costs directly related to the damage caused by the Floods of 13,236 million yen, including the disposal or impairment of fixed assets of 7,882 million yen. These losses and expenses were primarily recorded in other operating (income) expense, net in the consolidated statements of income and were offset by insurance recoveries as described below. The restoration costs are recorded when the services are rendered and liabilities incurred. In addition, Sony also incurred other losses and expenses of 13,899 million yen, which included idle facility costs at manufacturing sites and other additional expenses. These losses and expenses were mainly recorded in cost of sales in the consolidated statements of income.

For the fiscal year ended March 31, 2013, Sony incurred other additional expenses of 4,529 million yen which were primarily recorded in cost of sales in the consolidated statements of income.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

For the fiscal year ended March 31, 2013, insurance claims in the amount of 53,316 million yen were agreed to by the insurance carriers. Of this amount, Sony received 25,284 million yen for fixed assets, inventories and additional expenses, of which 11,961 million yen primarily represents the portion of insurance recoveries in excess of the carrying value before the damage caused by the Floods of the insured fixed assets and inventories, and were recorded in cost of sales and other operating (income) expense, net in the consolidated statements of income. The remaining amount of the insurance claims paid of 28,032 million yen was for business interruption insurance recoveries, which applies to the lost profit which occurred from January 1, 2012 through the end of the indemnity periods in addition to the unsettled portion of insurance claimed in the fiscal year ended March 31, 2012 and was recorded in other operating revenue in the consolidated statements of income. The insurance proceeds for fixed assets and for other than fixed assets are included in investing activities and operating activities in the consolidated statements of cash flows, respectively.

In addition, as of March 31, 2013, Sony still had pending insurance claims for additional expenses and business interruption. Sony recorded insurance receivables of 2,482 million yen which relate to additional expenses and business interruption claims agreed to by the insurance carriers prior to the fiscal year end and paid by April 19, 2013 and advance payments of 3,555 million yen for repairs and other costs to be incurred. These receivables and advance payments were recorded in prepaid expenses and other current assets and other current liabilities in the consolidated balance sheets, respectively.

19.	Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives. Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability. The restructuring activities are generally short term in nature and are generally completed within one year of initiation. For the fiscal years ended March 31, 2011, 2012 and 2013, Sony recorded total restructuring charges of 62,318 million yen, 52,645 million yen and 74,386 million yen, respectively.

Sony anticipates recording approximately 50 billion yen of restructuring charges for the fiscal year ending March 31, 2014.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2011, 2012 and 2013 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals, net*	Other associated costs	Total
Balance at March 31, 2010	27,218	—	8,962	36,180
Restructuring costs	38,264	8,294	15,760	62,318
Non-cash charges	—	(8,294)	—	(8,294)
Cash payments	(47,521)	—	(19,086)	(66,607)
Adjustments	(2,376)	—	(662)	(3,038)

Balance at March 31, 2011	15,585	—	4,974	20,559
Sony Ericsson acquisition	8,789	—	2,190	10,979
Restructuring costs	25,453	20,428	6,764	52,645
Non-cash charges	—	(20,428)	—	(20,428)
Cash payments	(24,928)	—	(4,862)	(29,790)
Adjustments	98	—	(1,130)	(1,032)

Balance at March 31, 2012	24,997	—	7,936	32,933
Restructuring costs	62,752	5,161	6,473	74,386
Non-cash charges	—	(5,161)	—	(5,161)
Cash payments	(58,518)	—	(9,722)	(68,240)
Adjustments	3,498	—	988	4,486

Balance at March 31, 2013	32,729	—	5,675	38,404

*	Significant asset impairments excluded from restructuring charges are described below.

The total amount of costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2011, 2012 and 2013 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Imaging Products & Solutions	11,527	1,278	11,179
Game	4,097	519	250
Mobile Products & Communications*	2,451	1,859	5,885
Home Entertainment & Sound	18,989	5,007	11,815
Devices	7,839	26,373	19,096
Pictures	2,722	1,273	1,081
Music	2,662	5,710	2,305
Financial Services	5,010	1,822	—
All Other and Corporate	7,021	8,804	22,775

Total net charges	62,318	52,645	74,386

*	Sony acquired Ericsson’s shares in Sony Ericsson and it became a wholly-owned subsidiary of Sony. Subsequent to the acquisition, Sony Ericsson was renamed Sony Mobile which is included in the MP&C segment. Refer to Note 24.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In addition to the restructuring charges in the tables above, Sony recorded in cost of sales 4,751 million, 2,115 million yen and 3,121 million yen of non-cash charges related to depreciation associated with restructured assets for the fiscal years ended March 31, 2011, 2012 and 2013, respectively. Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activity refers to the increase in depreciation expense caused by shortening the useful life or updating the salvage value of depreciable fixed assets to coincide with the end of production under an approved restructuring plan. Any impairment of the asset is recognized immediately in the period.

Imaging Products & Solutions segment

In an effort to improve the performance of the IP&S segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs). Significant restructuring activities are as follows:

Retirement programs -

In an effort to improve the performance of the IP&S segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the IP&S segment restructuring charges related mainly to employee termination benefits totaling 9,510 million yen, 3,080 million yen and 9,659 million yen for the fiscal years ended March 31, 2011, 2012 and 2013, respectively, in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs, including headcount reductions at Sony Corporation and major consolidated electronics subsidiaries in Japan and the closure of a production facility in Japan to streamline organizations of the electronics business operations and increase operational efficiency as announced on October 19, 2012. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

Game segment

In an effort to improve the performance of the Game segment, Sony has undergone a number of restructuring efforts to reduce its operating costs.

The resulting restructuring charges, included in the table above, were related mainly to employee termination benefits in selling, general and administrative expenses and an impairment of assets in other operating (income) expense in the consolidated statements of income.

Mobile Products & Communications segment

In an effort to improve the performance of the MP&C segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations and shifting and aggregating manufacturing to low-cost areas. Significant restructuring activities are as follows:

Retirement programs -

In an effort to improve the performance of the MP&C segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the MP&C segment restructuring charges related mainly to employee termination benefits totaling 2,130 million yen, 1,812 million yen and 4,959 million yen for the fiscal years ended March 31, 2011, 2012 and 2013, respectively, in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs, including headcount reductions at Sony Corporation and major consolidated electronics subsidiaries in Japan to streamline organizations of the electronics business operations and increase operational efficiency as announced on October 19, 2012. Sony will continue to implement programs to reduce headcount by streamlining business operations, including the closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

During the fiscal year ended March 31, 2012, as a result of the acquisition of Sony Ericsson, which was subsequently renamed Sony Mobile, Sony reflected in the consolidated balance sheets 10,979 million yen of restructuring liabilities which related to restructuring activities undertaken by Sony Ericsson prior to Sony’s acquisition of Ericsson’s 50% equity interest in Sony Ericsson, but which had not yet been paid or settled by Sony Ericsson. The restructuring liability related to activities previously accrued by Sony Ericsson but which were unpaid as of the acquisition date representing severance costs of 8,789 million yen and other associated costs of 2,190 million yen.

Home Entertainment & Sound segment

In an effort to improve the performance of the HE&S segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs). Significant restructuring activities are as follows:

Retirement programs -

In an effort to improve the performance of the HE&S segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the HE&S segment restructuring charges related mainly to employee termination benefits totaling 8,679 million yen, 4,548 million yen and 10,647 million yen for the fiscal years ended March 31, 2011, 2012 and 2013, respectively, in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs, including headcount reductions at Sony Corporation and major consolidated electronics subsidiaries in Japan to streamline organizations of the electronics business operations and increase operational efficiency as announced on October 19, 2012. Sony will continue to implement programs to reduce headcount by streamlining business operations, including the closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

Sales and transfers of manufacturing operations outside of Japan -

During the fiscal year ended March 31, 2011, Sony sold and transferred certain manufacturing operations outside of Japan to third parties to reduce operating costs. The resulting restructuring charges included expenses

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

of 11,583 million yen related to the transfer of a factory in Barcelona and the impairment of related assets, including restructuring charges related to employee termination benefits of 1,963 million yen which was included in the termination benefit for the retirement program described above.

Cash flows from the sales and transfers of manufacturing operations are included in sales of businesses in the consolidated statements of cash flows.

Devices segment

In an effort to improve the performance of the Devices segment, Sony has undergone a number of restructuring efforts to reduce operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations and shifting and aggregating manufacturing to low-cost areas. Significant restructuring activities are as follows:

Retirement programs -

In an effort to improve the performance of the Devices segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the Devices segment restructuring charges related mainly to employee termination benefits totaling 7,474 million yen, 5,445 million yen and 15,153 million yen for the fiscal years ended March 31, 2011, 2012 and 2013, respectively, in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs, including headcount reductions at Sony Corporation and major consolidated electronics subsidiaries in Japan to streamline organizations of the electronics business operations and increase operational efficiency as announced on October 19, 2012. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

Sale and asset-impairment of small- and medium-sized TFT LCD business -

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

All Other and Corporate

The resulting restructuring charges, included in the table above, were related mainly to employee termination benefits, including headcount reductions at Sony Corporation and major consolidated electronics subsidiaries in Japan to streamline organizations of the electronics business operations and increase operational efficiency as announced on October 19, 2012, and included in selling, general and administrative expenses and an impairment of assets in other operating (income) expense in the consolidated statements of income.

Other asset impairment information

Asset-impairment of LCD television business related long-lived assets -

Sony recorded impairment losses of 16,700 million yen and 7,617 million yen for the fiscal years ended March 31, 2012 and 2013, respectively, included within the HE&S segment, related to the LCD television assets group. These impairment losses primarily reflected a decrease in the estimated fair value of property, plant and equipment and certain intangible assets.

For the LCD television asset group, the corresponding estimated future cash flows leading to the impairment charge reflected the continued deterioration in LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates.

Sony excluded these losses on impairment from restructuring charges as they were not directly related to Sony’s ongoing restructuring initiatives.

Asset-impairment of network business related long-lived assets -

Sony recorded an impairment loss of 12,601 million yen for the fiscal year ended March 31, 2012, included within All Other, related to the network business asset group, which has made investments in network improvements and security enhancements. This impairment loss primarily reflects a decrease in the estimated fair value of certain intangible and other long-lived assets.

During the fiscal year ended March 31, 2012, the corresponding estimated future cash flows leading to the impairment charge reflected management’s revised forecast over the limited period applicable to the impairment determination.

Sony excluded this loss on impairment from restructuring charges as it was not directly related to Sony’s ongoing restructuring initiatives.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

20.	Supplemental consolidated statements of income information

(1)	Other operating (income) expense, net:

Sony records transactions in other operating (income) expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.

Other operating (income) expense, net is comprised of the following:

	Yen in millions
	March 31
	2011	2012	2013
GSN remeasurement gain*[1]	(26,991)	—	—
Sony Ericsson remeasurement gain*[1]	—	(102,331)	—
Gain on sale and remeasurement of M3 shares*[2]	—	—	(122,160)
Gain on sale of the U.S. headquarters building*[3]	—	—	(65,516)
Gain on sale of Sony City Osaki*[3]	—	—	(42,322)
(Gain) loss on sale of interests in subsidiaries and affiliates, net*[1,4]	(4,465)	(2,882)	(10,399)
(Gain) loss on sale, disposal or impairment of assets, net*[4,5]	18,006	45,619	5,178

	(13,450)	(59,594)	(235,219)

*1	Refer to Note 24.

*2	Refer to Note 5.

*3	Refer to Note 8.

*4	Refer to Note 25.

*5	Refer to Notes 13, 18 and 19.

(2)	Research and development costs:

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2011, 2012 and 2013 were 426,814 million yen, 433,477 million yen and 473,610 million yen, respectively.

(3)	Advertising costs:

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2011, 2012 and 2013 were 396,425 million yen, 357,106 million yen and 354,981 million yen, respectively.

(4)	Shipping and handling costs:

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2011, 2012 and 2013 were 91,926 million yen, 76,644 million yen and 63,160 million yen, respectively, which included the internal transportation costs of finished goods.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

21.	Income taxes

Domestic and foreign components of income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Income (loss) before income taxes:
Sony Corporation and all subsidiaries in Japan	143,917	(106,496)	185,767
Foreign subsidiaries	61,096	23,310	59,914

	205,013	(83,186)	245,681

Income taxes — Current:
Sony Corporation and all subsidiaries in Japan	60,514	33,921	34,288
Foreign subsidiaries	57,404	74,624	41,446

	117,918	108,545	75,734

Income taxes — Deferred:
Sony Corporation and all subsidiaries in Japan	365,665	2,794	76,256
Foreign subsidiaries	(58,244)	203,900	(10,485)

	307,421	206,694	65,771

Total income tax expense	425,339	315,239	141,505

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2011	2012	2013
Statutory tax rate	41.0%	(41.0%)	38.3%
Non-deductible expenses	1.3	4.2	1.3
Income tax credits	(2.0)	(3.6)	(1.4)
Change in statutory tax rate	0.9	(36.2)	(1.9)
Change in valuation allowances	174.5	491.0	22.9
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	1.5	(21.2)	(0.7)
Lower tax rate applied to life and non-life insurance business in Japan	(2.8)	(7.8)	(3.2)
Foreign income tax differential	(10.5)	6.7	3.3
Adjustments to tax accruals and reserves	4.5	(15.9)	(3.1)
Effect of equity in net income (loss) of affiliated companies	(2.8)	60.0	0.1
Sony Ericsson remeasurement gain	—	(50.6)	—
Insurance recovery tax exemptions related to the Floods	—	(5.2)	(1.2)
Other	1.9	(1.4)	3.2

Effective income tax rate	207.5%	379.0%	57.6%

In November 2011, the Japanese legislature enacted tax law changes which included lowering the national tax rate, limiting the annual use of net operating loss carryforwards to 80% of taxable income and increasing the net operating loss carryforward period from seven to nine years for losses incurred in the tax years ending on or after April 1, 2008. As a result, the statutory tax rate during the fiscal years ended March 31, 2013 to the fiscal years ending March 31, 2015 is approximately 38% and from the fiscal year ending March 31, 2016 will be

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

approximately 36%. The limitation on the use of net operating loss carryforwards, however, may result in cash tax payments being due if there is taxable income in Japan even though Sony Corporation and its national tax filing group in Japan have significant net operating loss carryforwards available. These tax law changes took effect for Sony from April 1, 2012. Because accounting for income taxes requires the measurement of deferred tax assets and liabilities using the enacted tax rates, the tax law changes resulted in a net deferred tax benefit of 32,729 million yen for the fiscal year ended March 31, 2012.

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2012	2013
Deferred tax assets:
Operating loss carryforwards for tax purposes	533,912	546,322
Accrued pension and severance costs	87,871	102,970
Film costs	40,566	90,456
Warranty reserves and accrued expenses	82,842	70,529
Future insurance policy benefits	22,907	24,217
Inventory	37,431	33,232
Depreciation	39,473	38,334
Tax credit carryforwards	73,945	62,599
Reserve for doubtful accounts	5,580	5,629
Impairment of investments	34,387	32,136
Deferred revenue in the Pictures segment	21,980	30,181
Other	146,777	170,865

Gross deferred tax assets	1,127,671	1,207,470
Less: Valuation allowance	(868,233)	(931,247)

Total deferred tax assets	259,438	276,223

Deferred tax liabilities:
Insurance acquisition costs	(140,190)	(145,048)
Future insurance policy benefits	(66,998)	(85,400)
Unbilled accounts receivable in the Pictures segment	(45,467)	(54,232)
Unrealized gains on securities	(43,831)	(63,730)
Intangible assets acquired through stock exchange offerings	(28,139)	(27,525)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(27,920)	(28,057)
Investment in M3	—	(46,336)
Other	(73,399)	(61,152)

Gross deferred tax liabilities	(425,944)	(511,480)

Net deferred tax liabilities	(166,506)	(235,257)

The valuation allowance mainly relates to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not more-likely-than-not to be realized. The net changes in the total valuation allowance were increases of 347,460 million yen, 394,520 million yen and 63,014 million yen for the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

The increase during the fiscal year ended March 31, 2011 was primarily due to the additional valuation allowance recorded on deferred tax assets at Sony Corporation and its national tax filing group in Japan. Sony Corporation and its national tax filing group in Japan were in a three year cumulative loss position in the fiscal year ended March 31, 2011. In Japan, Sony Corporation files a standalone tax filing for local tax purposes and a

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

consolidated national tax filing with its wholly-owned Japanese subsidiaries for national tax purposes. As the national tax filing group only includes wholly-owned subsidiaries, certain Japanese subsidiaries are excluded, the most significant of which are Sony Financial Holdings Inc. and its subsidiaries. Due to the cumulative losses in recent years, and because the net operating losses in Japan have a relatively short carryforward period of seven to nine years, a limited number of years remain in the carryforward period. The first year of expiration of the remaining net operating losses in Japan would be 2014 for local taxes and 2018 for national taxes. Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available positive and negative evidence, it is more likely than not that such assets will not be realized. While the cumulative loss position and the remaining limited years in the carryforward period were significant negative evidence, there was positive evidence in the form of a history of taxable income and a history of utilizing assets before expiration, as well as the availability of tax strategies regarding the utilization of the deferred tax assets. However, based on the near term forecast at the end of the fiscal year ended March 31, 2011, including the anticipated impact of the Great East Japan Earthquake and the lesser weight provided to longer range forecasts when an entity is in a cumulative loss, Sony did not believe that the objectively verifiable positive evidence was sufficient to overcome the significant negative evidence of the cumulative loss. As the weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 362,316 million yen as of March 31, 2011.

The increase during the fiscal year ended March 31, 2012 was primarily due to the additional valuation allowances recorded on deferred tax assets in the U.S. and the U.K. and additional valuation allowances recorded in Japan for Sony Corporation and certain Japanese subsidiaries. As of March 31, 2012, Sony has concluded that with respect to Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group in the U.S., and Sony Europe Limited (“SEU”), a subsidiary in the U.K., the cumulative loss position was significant negative evidence that was difficult to overcome. There was positive evidence in the form of tax planning actions and strategies, the long carryforward periods for utilization, as well as a history of taxable income and utilization of assets before expiration. The tax planning strategies included changes in film amortization methods in the U.S., the success of which depends on future forecasts of income. Notwithstanding this positive evidence, the weight given to evidence is commensurate with the extent to which it can be objectively verified. It is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 203,025 million yen for SAHI and its consolidated tax filing group in the U.S., and 20,694 million yen for SEU, as of March 31, 2012. Sony Corporation and its national tax filing group in Japan remained in a cumulative loss position as of March 31, 2012, and as a result, during the fiscal year ended March 31, 2012, Sony recorded an additional valuation allowance against certain deferred tax assets at Sony Corporation and its national tax filing group in Japan. In addition, several Japanese subsidiaries are also in a cumulative loss position as of March 31, 2012, and therefore, recorded valuation allowances of 32,631 million yen against their separate deferred tax assets for local tax purposes.

Prior to its acquisition, Sony Ericsson, principally due to its cumulative loss position, had a valuation allowance against deferred tax assets mainly in Sweden in the amount of 78,393 million yen, for which Sony reported the impact of the valuation allowance through its 50% equity interest in Sony Ericsson.

The increase during the fiscal year ended March 31, 2013 was primarily due to continuing losses at Sony Corporation and its national tax filing group in Japan and SEU, partially offset by a decrease in the valuation allowance in the U.S. principally attributable to a gain on the sale of the U.S. headquarters building as described in Note 8.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Net deferred tax assets (net of valuation allowance) and liabilities are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2012	2013
Current assets — Deferred income taxes	36,769	44,615
Other assets — Deferred income taxes	100,460	107,688
Current liabilities — Other	(19,236)	(13,561)
Long-term liabilities — Deferred income taxes	(284,499)	(373,999)

Net deferred tax liabilities	(166,506)	(235,257)

At March 31, 2013, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 1,097,643 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. (“SMEJ”) in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on the possible future disposition of its investment based on its tax planning strategies. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such temporary differences as of March 31, 2013.

At March 31, 2013, Sony has operating loss carryforwards for tax purposes, the tax effect of which totaled 546,322 million yen, which will be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 145,713 million yen with no expiration period, substantially all of the total operating loss carryforwards expire at various periods between the fiscal years ending March 31, 2014 and 2022 and the remaining amounts expire in periods up to 20 years depending on the jurisdiction.

Tax credit carryforwards for tax purposes at March 31, 2013 amounted to 62,599 million yen. With the exception of 18,006 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 10 years.

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2011	2012	2013
Balance at beginning of the fiscal year	229,228	225,120	288,311
Reductions for tax positions of prior years	(39,005)	(25,302)	(11,533)
Additions for tax positions of prior years	19,947	59,159	8,980
Additions based on tax positions related to the current year	41,201	44,307	27,849
Settlements	(1,478)	(4,046)	(140,813)
Lapse in statute of limitations	(7,770)	(3,807)	(7,495)
Foreign currency translation adjustments	(17,003)	(7,120)	26,587

Balance at end of the fiscal year	225,120	288,311	191,886

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	87,497	77,925	72,947

The major changes, including settlements, in the total gross amount of unrecognized tax benefit balances relate to transfer pricing adjustments, including as a result of the Bilateral Advance Pricing Agreements (“APAs”) filed for certain subsidiaries in the IP&S, Game, MP&C, HE&S, and Devices segments and All Other,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

with respect to the intercompany cross-border transactions. The APAs include agreements between Sony and two taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Sony reviews its estimated tax expense based on the progress made in these procedures, and the progress of transfer pricing audits generally, and makes adjustments to its estimates as necessary. In addition, the APA’s are government to government negotiations, and therefore it is possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

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

During the fiscal year ended March 31, 2013, Sony reversed 3,935 million yen of interest expense and 367 million yen of penalties. At March 31, 2013, Sony had recorded liabilities of 9,252 million yen and 3,707 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months. Accordingly, Sony believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to 5,632 million yen within the next twelve months.

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2006 through 2012, and by the U.S. and other foreign taxing authorities for tax years from 1998 through 2012.

22.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2011, 2012 and 2013 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(259,585)	(456,660)	43,034

	Thousands of shares
Weighted-average shares outstanding	1,003,559	1,003,578	1,005,417
Effect of dilutive securities:
Stock acquisition rights	—	—	67
Zero coupon convertible bonds	—	—	65,308

Weighted-average shares for diluted EPS computation	1,003,559	1,003,578	1,070,792

	Yen
Basic EPS	(258.66)	(455.03)	42.80

Diluted EPS	(258.66)	(455.03)	40.19

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2011, 2012 and 2013 were 19,383 thousand shares, 22,417 thousand shares and 17,272 thousand shares, respectively. The potential shares were excluded as anti-dilutive for the fiscal years ended March 31, 2011 and 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for those fiscal years and potential shares related to stock acquisition rights were excluded as anti-dilutive for the fiscal year ended March 31, 2013 as the exercise price for those shares was in excess of the average market value of Sony’s common stock for the fiscal year. The zero coupon convertible bonds issued in November 2012 was included in the diluted EPS calculation under the if-converted method beginning upon issuance.

23.	Variable interest entities

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements include several joint ventures in the recorded music business, the U.S. based music publishing business, the financing of film production and the outsourcing of manufacturing operations. In addition, Sony has entered into several accounts receivable sales programs that involve VIEs, which are described in Note 6. For the VIEs that are described below, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony.

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIEs’ economic performance, as well as the obligation to absorb the losses of theses VIEs as Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIEs become profitable. As a result, it has been determined that Sony is the primary beneficiary. The assets of Sony are not available to settle the obligations of these VIEs. On an aggregate basis, the total assets and liabilities for these VIEs at March 31, 2013 were 26,426 million yen and 7,752 million yen, respectively.

Sony’s U.S. based music publishing subsidiary is a joint venture with a third-party investor and has been determined to be a VIE. The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits as well as any acquisition of music publishing rights made by the joint venture. In addition, the third-party investor receives a guaranteed annual dividend of up to 23.1 million U.S. dollars through December 15, 2016. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIE’s economic performance, as well as the obligation to absorb the losses of the VIE due to its obligation to provide funding to the joint venture. As a result, it has been determined that Sony is the primary beneficiary. At March 31, 2013, the assets and liabilities of the VIE that were included in Sony’s consolidated balance sheets were as follows:

Yen in millions
Assets:
Cash and cash equivalents	6,427
Account receivables, net	1,750
Other current assets	22,262
Property, plant and equipment, net	940
Intangibles, net	59,055
Goodwill	14,225
Other noncurrent assets	6,894

Total assets	111,553

Liabilities:
Accounts payable and accrued expenses	32,803
Other current liabilities	7,340
Other noncurrent liabilities	2,012

Total liabilities	42,155

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

In connection with the September 2010 refinancing of the debt obligations of the third-party investor in the music publishing subsidiary described above, Sony has issued a guarantee to a creditor of the third-party investor in which Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. The assets of the third-party investor that are being used as collateral were placed in a separate trust which is also a VIE in which Sony has significant variable interests. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the trust. The assets held by the trust consist solely of the third-party investor’s 50% ownership interest in the music publishing subsidiary. At March 31, 2013, the fair value of the assets held by the trust exceeded 303 million U.S. dollars.

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

Additionally, on January 19, 2007, the subsidiary entered into a production/co-financing agreement with another VIE to co-finance a majority of the films submitted through March 2012. The subsidiary received a commitment from the VIE that it would fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). Under the agreement, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third-party participation and residual costs, each as defined. As the subsidiary did not have the power to direct the activities of the VIE, the subsidiary is not the primary beneficiary of the VIE. On December 16, 2011, the subsidiary and the VIE agreed to modify the production/co-financing agreement (the “Modification”). Per the Modification, the VIE paid the subsidiary 20 million U.S. dollars and transferred selected rights in the films financed prior to the Modification (the “Previously Financed Films”) to the subsidiary, including the VIE’s share in the net profits in the Previously Financed Films. In exchange, the subsidiary released the VIE from its obligation to finance future films and the VIE received a participation interest in the Previously Financed Films. As the subsidiary, after the Modification, continues to not have the power to direct the activities of the VIE, the subsidiary is not the primary beneficiary of the VIE. At March 31, 2013, there were no amounts recorded on the subsidiary’s balance sheet that related to the VIE other than the VIE’s participation interest in the Previously Financed Films.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In January 2010, Sony sold 90.0% of its interest in a Mexican subsidiary which primarily manufactured LCD televisions, as well as other assets to a contract manufacturer. The continuing entity, which would perform this manufacturing going forward, is a VIE as it is thinly capitalized and dependent on funding from the parent entity. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities that most significantly impact the VIE’s economic performance nor does Sony have the obligation to absorb the losses of the VIE. Concurrent with the sale, Sony entered into an agreement with the VIE and its parent company in which Sony agreed to purchase a significant share of the LCD televisions that Sony sells in certain markets, including the U.S. market. As of March 31, 2013, the amounts recorded on Sony’s consolidated balance sheets that relate to the VIE include receivables recorded within prepaid expenses and other current assets of 8,989 million yen and accounts payable, trade of 12,756 million yen. Sony’s maximum exposure to losses is considered insignificant.

As described in Note 5, on June 29, 2012, an investor group which included a wholly owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing. In addition, DHP entered into an agreement with Sony’s U.S. based music publishing subsidiary in which the subsidiary provides administration services to DHP (the “Administration Agreement”). DHP was determined to be a VIE as many of the decision making rights for the entity do not reside within the entity’s equity interests, but rather are embedded in the Administration Agreement. Under the terms of the Administration Agreement, the largest non-Sony shareholder has approval rights over decisions regarding the activities that most significantly impact DHP, including the acquisition and retention of copyrights and the licensing of songs. These approval rights result in Sony and the largest non-Sony shareholder sharing the power to direct the activities of DHP, and as such, Sony is not the primary beneficiary of the VIE. At March 31, 2013, the only amounts recorded on Sony’s consolidated balance sheet that relate to the VIE is Sony’s net investment of 273 million U.S. dollars and a net receivable balance of 11 million U.S. dollars. Sony’s maximum exposure to losses as of March 31, 2013 is the aggregate amounts recorded on its balance sheet of 284 million U.S. dollars.

As described in Note 6, accounts receivable sales programs in Japan and in the Financial Services segment also involve VIEs. These VIEs are all special purpose entities of the sponsor banks. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate these entities as Sony does not have the power to direct the activities, an obligation to absorb losses, or the right to receive the residual returns of these VIEs. Sony’s maximum exposure to losses from these VIEs is considered insignificant.

24.	Acquisitions

(1)	Game Show Network acquisition

In March 2011, Sony acquired an additional 5% equity interest in Game Show Network (“GSN”) from the other investor in GSN (the “Current Investor”) for 4,849 million yen, resulting in Sony owning a 40% equity interest in GSN. As part of the acquisition, Sony obtained a controlling interest in GSN, including the ability to appoint the majority of representatives on the GSN management committee, control over approval of the budget for GSN and control over the hiring, terminating and setting compensation of the senior management of GSN. This acquisition will strengthen Sony’s presence in U.S. cable networks and Sony expects that it will allow GSN to further exploit and benefit from the light entertainment assets in the Pictures segment.

Prior to the March 2011 acquisition, Sony’s interest in GSN was accounted for under the equity method of accounting. As a result of Sony obtaining a controlling interest in GSN, Sony consolidated GSN using the acquisition method of accounting and recorded the assets and liabilities of GSN at fair value, including 45,905 million yen of goodwill, 47,323 million yen of intangible assets, an 18,779 million yen redeemable noncontrolling interest and a 40,728 million yen noncontrolling interest. The intangible assets were primarily comprised of television carriage agreements (broadcasting agreements) of 33,698 million yen with a weighted-average amortization period of 20 years. In accordance with the accounting guidance for business combinations achieved in stages, Sony remeasured the 35%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

equity interest in GSN that it owned prior to the acquisition at a fair value of 33,940 million yen which resulted in the recognition of a gain of 26,991 million yen recorded in other operating (income) expense, net.

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

Yen in millions, except per share data
Fiscal year ended March 31
2011
(Unaudited)
Net sales	6,325,310
Operating income	199,445
Net loss attributable to Sony Corporation’s stockholders	(259,731)
Basic EPS	(258.81)
Diluted EPS	(258.81)

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

In addition to acquiring the additional 5% equity interest in GSN, Sony granted a put right to the Current Investor and received a call right from the Current Investor for an additional 18% equity interest in GSN. The put right was exercisable during three windows starting on April 1 of 2012, 2013 and 2014 and lasting for 60 business days (each such period, a “Trigger Window”). In the event that GSN’s audited financial statements for the most recently completed calendar year are not available on April 1, the Trigger Window shall commence on the day when GSN’s audited financial statements are delivered to the Current Investor. The exercise price of the put was calculated using a formula based on an agreed upon multiple of the earnings of GSN with a minimum price of 234 million U.S. dollars and a maximum price of 288 million U.S. dollars. In September 2012, the Current Investor exercised its put right to sell an 18% interest in GSN to Sony for 234 million U.S. dollars (the “GSN Share Purchase”). The GSN Share Purchase received regulatory approval and closed on December 7, 2012 (the “Closing Date”). Prior to the Current Investor exercising its put right, the portion of the noncontrolling interest that could be put to Sony was accounted for as redeemable securities because redemption was outside of Sony’s control and was reported in the mezzanine equity section in the consolidated balance sheets. After exercise, the 234 million U.S. dollars owed to the Current Investor (the “Put Payment”) is payable to the Current Investor in two payments of 117 million U.S. dollars each plus interest thereon at 10% per annum from the Closing Date to each payment date. The first payment is due no later than April 15, 2013 and the second payment is due no later than April 15, 2014; provided, however, that Sony may make either payment at any time up to the due date with no prepayment penalty. Sony paid the first payment of 117 million U.S. dollars plus interest of 3.8 million U.S. dollars to the Current Investor on April 2, 2013. A buy/sell provision also applies to the equity interests in GSN owned by Sony and the Current Investor and may be exercised annually for a 60 business day window beginning April 1, 2015.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Prior to the acquisition, Sony’s interest in Sony Ericsson was accounted for under the equity method of accounting. As a result of Sony obtaining a controlling interest in Sony Ericsson, Sony consolidated Sony Ericsson using the acquisition method of accounting and recorded the fair value of the identifiable assets, liabilities assumed, noncontrolling interest and residual goodwill of Sony Ericsson. In accordance with the accounting guidance for business combinations achieved in stages, Sony remeasured the 50% equity interest in Sony Ericsson that it owned prior to the acquisition at a fair value of 71,449 million yen which resulted in the recognition of a gain of 102,331 million yen recorded in other operating (income) expense, net. Sony elected not to record a deferred tax liability corresponding to the difference between the financial reporting basis which was remeasured to fair value upon an acquisition of a controlling interest in a foreign entity and the tax basis in the previously held ownership interest. In addition, accumulated translation adjustments of 11,690 million yen remained as a component of accumulated other comprehensive income.

The following table summarizes the fair values assigned to the assets and liabilities of Sony Ericsson that were recorded in the MP&C segment, and the IP cross-licensing that was assigned to Corporate for segment reporting purposes.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

No value was allocated to in-process research and development in this acquisition as no material amounts were identified; however, certain significant research and development activities were substantially completed as of the acquisition date and included within acquired intangible assets as developed technology. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams, increased market share particularly in emerging markets and the U.S., synergies with existing Sony assets and businesses and an assembled workforce, and is calculated as the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with this acquisition is included in the MP&C segment.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

The assets were operated by Nagasaki Semiconductor Manufacturing Corporation (“NSM”), a joint venture among Toshiba, Sony Corporation and Sony Computer Entertainment Inc., a wholly-owned subsidiary of Sony Corporation. Subsequent to the acquisition, Sony entered into a three year sale and leaseback transaction regarding certain of the acquired machinery and equipment with its equity interest affiliate, SFIL, and received proceeds of 50,537 million yen based on the amounts recorded at fair value in the acquisition. These transactions are included within other in the investing activities section of the consolidated statements of cash flows.

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

During the fiscal year ended March 31, 2013, Sony completed other acquisitions for total consideration of 39,022 million yen which was paid primarily in cash and included the August 10, 2012, acquisition of Gaikai for total cash consideration of 28,167 million yen. Gaikai has developed a high quality, fast interactive cloud-streaming platform that enables streaming of a broad array of content ranging from immersive core games with

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

rich graphics to casual content to a wide variety of devices via the internet. There was no material contingent consideration subject to future change. As a result of Sony’s acquisition of Gaikai and other businesses, Sony recorded 27,699 million yen of goodwill and 11,511 million yen of intangible assets.

No significant amounts have been allocated to in-process research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of Gaikai and the other acquisitions, individually and in aggregate, were not material.

25.	Divestitures

(1)	HBO Latin America

In the fiscal year ended March 31, 2011, Sony sold its remaining investment in HBO Latin America, which owns and operates certain premium pay television businesses and were included in the Pictures segment, for total cash proceeds of 5,285 million yen and a gain of 3,329 million yen.

(2)	Small- and medium-sized TFT LCD business

In March 2012, Sony sold the small- and medium-sized TFT LCD business, which was included in the Devices segment, to Japan Display Inc. The sale proceeds were subject to the finalization of certain post-closing conditions and adjustments. In connection with the sale, Sony transferred legal ownership of a certain subsidiary within the former small- and medium-sized TFT LCD business to Japan Display Inc. during the fiscal year ended March 31, 2013. During the fiscal year ended March 31, 2012, Sony recorded an impairment loss of 19,187 million yen in other operating (income) expense, net in the consolidated statements of income, as the disposal group was classified as held for sale and recorded at the lesser of carrying value or fair value. Following the sale, Sony purchased an equity interest in Japan Display Inc. which Sony accounts for under the cost method.

(3)	S-LCD Corporation

In the fiscal year ended March 31, 2012, Sony sold all of its shares of S-LCD, the LCD panel manufacturing joint venture. Refer to Note 5.

(4)	Chemical products related business

On September 28, 2012, Sony sold the chemical products related business, which was included in the Devices segment, to the Development Bank of Japan (“DBJ”). As a result of the transaction, the transfer of Sony’s domestic and overseas operations of the chemical products related business, including all shares in Sony Chemical & Information Device Corporation, to DBJ has been completed. The sale resulted in net cash proceeds of 52,756 million yen, and a gain of 9,050 million yen, recorded in other operating (income) expense, net in the consolidated statements of income, for the fiscal year ended March 31, 2013.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

For the years ended March 31, 2011, 2012 and 2013, 4,866 million yen, 10,990 million yen and 31,587 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants and 10,244 million yen, 14,625 million yen and 12,538 million yen, respectively, were recorded as net sales for amounts due from the other participants in these collaborative arrangements.

27.	Commitments, contingent liabilities and other

(1)	Commitments:

A.	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2013, the total unused portion of the lines of credit extended under these contracts was 23,276 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B.	Purchase commitments and other

Purchase commitments and other outstanding at March 31, 2013 amounted to 305,683 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2013, such commitments outstanding were 27,152 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within 5 years. As of March 31, 2013, these subsidiaries were committed to make payments under such contracts of 111,390 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within 5 years. As of March 31, 2013, these subsidiaries were committed to make payments of 55,378 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within 10 years. As of March 31, 2013, Sony has committed to make payments of 53,792 million yen under such long-term contracts.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions
2014	143,748
2015	60,676
2016	41,039
2017	24,102
2018	9,720
Later years	26,398

Total	305,683

In addition to the above, Sony has other commitments as follows:

During the fiscal year ended March 31, 2012, there was a receipt of an advance payment from a commercial customer. The advance payment amounts are recouped through product sales to the commercial customer during the period specified in the contract, as amended. As of March 31, 2013, Sony recorded 35,540 million yen in other long-term liabilities based on the anticipated recoupment period. The advance payment is subject to reimbursement under certain contingent conditions including a downgrade of Sony’s credit rating by either S&P (lower than “BBB-”) or Moody’s (lower than “Baa3”).

(2)	Contingent liabilities:

Sony had contingent liabilities, including guarantees given in the ordinary course of business, which amounted to 87,179 million yen at March 31, 2013. The major components of these contingent liabilities are as follows:

As discussed in Note 23, Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. At March 31, 2013, the fair value of the collateral exceeded 303 million U.S. dollars.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business. Sony understands that the DOJ, the EU and certain other agencies outside the United States are investigating competition in the secondary batteries market. Subsequently, a number of direct and indirect purchaser class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of May 30, 2013, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. Based on

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business. Sony understands that the DOJ, the EU and certain other agencies outside the United States are investigating and/or have investigated competition in optical disk drives. Subsequently, a number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

(3)	Product warranty liabilities:

The changes in product warranty liability for the fiscal years ended March 31, 2011, 2012 and 2013 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Balance at beginning of the fiscal year	50,856	54,940	67,860
Additional liabilities for warranties	48,610	60,073	55,880
Settlements (in cash or in kind)	(36,537)	(39,954)	(55,327)
Changes in estimate for pre-existing warranty reserve	(4,802)	(4,397)	(8,198)
Translation adjustment	(3,187)	(2,802)	6,561

Balance at end of the fiscal year	54,940	67,860	66,776

28.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2013, to reflect modifications to the organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer, Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile segments. In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile segments are included in five newly established segments, namely the IP&S, Game, MP&C, HE&S, and Devices segments, as well as All Other. The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other.

The IP&S segment includes Digital Imaging Products, and Professional Solutions. The MP&C segment includes Mobile Communications, and Personal and Mobile Products. The previously reported Sony Mobile segment is now included in the MP&C segment as the Mobile Communications category. On February 15, 2012, Sony acquired Ericsson’s 50% equity interest in Sony Ericsson, which changed its name to Sony Mobile Communications upon becoming a wholly-owned subsidiary of Sony. The financial results of the MP&C

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

segment include Sony’s equity in net income (loss) of Sony Ericsson through February 15, 2012 and sales, operating revenue and operating income (loss) from February 16, 2012 through March 31, 2013. Refer to Note 24. The HE&S segment includes Televisions, and Audio and Video. The equity results of S-LCD were also included within the HE&S segment until the termination of the joint venture in January 2012. Refer to Note 5. The Devices segment includes Semiconductors and Components. The Pictures segment is engaged in the development, production and acquisition, manufacture, marketing, distribution and broadcasting of image-based software, including motion picture, home entertainment and television product. The Music segment includes SME, SMEJ and a 50% owned U.S. based joint venture in the music publishing business, Sony/ATV Music Publishing LLC. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including a mobile phone OEM business in Japan, So-net Entertainment Corporation, an Internet-related service business subsidiary operating mainly in Japan, the network business, the medical business and the disc manufacturing business. Sony’s products and services are generally unique to a single operating segment. In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current fiscal year’s presentation.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Sales and operating revenue:
Imaging Products & Solutions —
Customers	906,439	756,625	726,774
Intersegment	9,185	4,692	3,598

Total	915,624	761,317	730,372
Game —
Customers	744,601	679,899	527,110
Intersegment	120,368	125,067	179,968

Total	864,969	804,966	707,078
Mobile Products & Communications —
Customers	631,514	622,415	1,220,013
Intersegment	73	262	37,605

Total	631,587	622,677	1,257,618
Home Entertainment & Sound —
Customers	1,712,324	1,282,728	993,822
Intersegment	640	428	1,005

Total	1,712,964	1,283,156	994,827
Devices —
Customers	771,350	677,208	583,968
Intersegment	380,537	349,360	264,607

Total	1,151,887	1,026,568	848,575
Pictures —
Customers	599,654	656,097	732,127
Intersegment	312	1,624	612

Total	599,966	657,721	732,739
Music —
Customers	457,771	430,751	431,719
Intersegment	12,972	12,038	9,989

Total	470,743	442,789	441,708
Financial Services —
Customers	798,495	868,971	1,004,623
Intersegment	8,031	2,924	3,113

Total	806,526	871,895	1,007,736
All Other —
Customers	449,778	465,745	532,558
Intersegment	70,004	64,598	56,283

Total	519,782	530,343	588,841
Corporate and elimination	(492,775)	(508,220)	(508,643)

Consolidated total	7,181,273	6,493,212	6,800,851

Game intersegment amounts primarily consist of transactions with All Other. Devices intersegment amounts primarily consist of transactions with the Game segment and the IP&S segment. All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment. Corporate and elimination includes certain brand and patent royalty income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Operating income (loss):
Imaging Products & Solutions	52,439	18,592	1,436
Game	48,494	29,302	1,735
Mobile Products & Communications	5,321	7,246	(97,170)
Home Entertainment & Sound	(73,205)	(203,211)	(84,315)
Devices	34,893	(22,126)	43,895
Pictures	38,669	34,130	47,800
Music	38,927	36,887	37,218
Financial Services	118,818	131,421	145,807
All Other	(13,839)	(54,082)	91,003

Total	250,517	(21,841)	187,409
Corporate and elimination	(50,696)	(45,434)	42,691

Consolidated operating income (loss)	199,821	(67,275)	230,100
Other income	44,966	23,478	68,656
Other expenses	(39,774)	(39,389)	(53,075)

Consolidated income (loss) before income taxes	205,013	(83,186)	245,681

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

The MP&C segment includes the fair value remeasurement gain on Sony’s previously held 50% equity interest in Sony Ericsson upon obtaining control through the acquisition of Ericsson’s 50% equity interest in Sony Ericsson. Refer to Note 24.

All Other includes the gain on sale and remeasurement related to the shares in M3. Refer to Note 5.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments. In addition, Corporate and elimination includes gains on the sale of the U.S. headquarters building and Sony City Osaki. Refer to Note 8.

Within the HE&S segment, the operating losses of Televisions, which primarily consists of LCD televisions, for the fiscal years ended March 31, 2011, 2012 and 2013 were 75,600 million yen, 207,470 million yen and 69,602 million yen, respectively. The operating losses of Televisions exclude restructuring charges which are included in the overall segment results and not allocated to product categories.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Equity in net income (loss) of affiliated companies:
Imaging Products & Solutions	(157)	(154)	743
Game	—	—	—
Mobile Products & Communications	4,155	(57,680)	—
Home Entertainment & Sound	7,214	(64,078)	—
Devices	27	(44)	—
Pictures	2,483	(516)	(601)
Music	(265)	(372)	(4,766)
Financial Services	(1,961)	(1,252)	(2,303)
All Other	2,566	2,399	(21)

Consolidated total	14,062	(121,697)	(6,948)

Depreciation and amortization:
Imaging Products & Solutions	36,666	35,951	36,056
Game	13,649	10,848	10,423
Mobile Products & Communications	8,974	9,015	22,503
Home Entertainment & Sound	29,314	27,358	23,573
Devices	106,824	116,971	113,137
Pictures	7,996	10,825	10,424
Music	12,166	10,789	11,414
Financial Services, including deferred insurance acquisition costs	62,077	56,322	56,305
All Other	21,574	19,548	18,302

Total	299,240	297,627	302,137
Corporate	26,126	21,967	28,417

Consolidated total	325,366	319,594	330,554

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table includes a breakdown of sales and operating revenue to external customers by product category in the following segments: IP&S, MP&C, HE&S and Devices. The IP&S, MP&C, HE&S and Devices segments are each managed as a single operating segment by Sony’s management.

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Sales and operating revenue:
Imaging Products & Solutions
Digital Imaging Products	628,358	489,526	449,724
Professional Solutions	268,687	256,871	259,899
Other	9,394	10,228	17,151

Total	906,439	756,625	726,774
Game	744,601	679,899	527,110
Mobile Products & Communications
Mobile Communications	—	77,732	733,622
Personal and Mobile Products	625,200	538,816	480,132
Other	6,314	5,867	6,259

Total	631,514	622,415	1,220,013
Home Entertainment & Sound
Televisions	1,200,487	840,359	581,475
Audio and Video	502,684	433,800	405,024
Other	9,153	8,569	7,323

Total	1,712,324	1,282,728	993,822
Devices
Semiconductors	359,321	377,177	301,915
Components	409,165	295,822	271,654
Other	2,864	4,209	10,399

Total	771,350	677,208	583,968
Pictures	599,654	656,097	732,127
Music	457,771	430,751	431,719
Financial Services	798,495	868,971	1,004,623
All Other	449,778	465,745	532,558
Corporate	109,347	52,773	48,137

Consolidated total	7,181,273	6,493,212	6,800,851

Mobile Communications includes sales and operating revenue of Sony Mobile from February 16, 2012 through March 31, 2013.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Geographic Information:

Sales and operating revenue attributed to countries based on location of external customers for the fiscal years ended March 31, 2011, 2012 and 2013 and property, plant and equipment, net as of March 31, 2012 and 2013 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2011	2012	2013
Sales and operating revenue:
Japan	2,152,552	2,104,669	2,203,228
United States	1,443,693	1,211,849	1,064,765
Europe	1,539,432	1,268,258	1,362,488
China	562,048	495,101	464,784
Asia-Pacific	726,364	636,489	806,205
Other Areas	757,184	776,846	899,381

Total	7,181,273	6,493,212	6,800,851

	Yen in millions
	March 31
	2012	2013
Property, plant and equipment, net:
Japan	699,647	617,581
United States	82,914	74,359
Europe	55,192	53,460
China	39,388	48,689
Asia-Pacific	37,060	48,977
Other Areas	16,797	18,484

Total	930,998	861,550

Major areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue and property, plant and equipment, net included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate arms-length transactions.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2011, 2012 and 2013.

29. Subsequent events

On May 15, 2013, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with leasing companies including its equity interest affiliate, SFIL, with proceeds of 76,566 million yen. The leasebacks were capital leases with terms that average three years. There was no gain or loss recorded in the sale and leaseback transactions.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Balance at beginning of period	Additions charged to costs and expenses	Deductions (Note 1)	Other (Note 2)	Balance at end of period
Fiscal year ended March 31, 2011:
Allowance for doubtful accounts and sales returns	104,475	50,345	(55,106)	(9,183)	90,531

Fiscal year ended March 31, 2012:
Allowance for doubtful accounts and sales returns	90,531	33,441	(49,509)	(3,454)	71,009

Fiscal year ended March 31, 2013:
Allowance for doubtful accounts and sales returns	71,009	26,960	(37,823)	7,479	67,625

Notes:

1.	Reversal including amounts written off.

2.	Translation adjustment.

	Balance at beginning of period	Additions (Note 1)	Deductions	Other (Note 2)	Balance at end of period
Fiscal year ended March 31, 2011:
Valuation allowance — Deferred tax assets	126,253	381,837	(28,736)	(5,641)	473,713

Fiscal year ended March 31, 2012:
Valuation allowance — Deferred tax assets	473,713	469,788	(22,904)	(52,364)	868,233

Fiscal year ended March 31, 2013:
Valuation allowance — Deferred tax assets	868,233	86,215	(59,179)	35,978	931,247

Notes:

1.	Includes a valuation allowance against deferred tax assets which Sony Ericsson had prior to its acquisition during the fiscal year ended March 31, 2012. Refer to Note 21 of the consolidated financial statements.

2.	Translation adjustment and the effect of changes in the statutory tax rate.