Form 20-F
period 2014-03-31
SONY CORP
filed 2014-06-26
CIK 313838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

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

Sony Corporation of America

550 Madison Avenue

New York, NY 10022

Telephone: 212-833-6722, Facsimile: 212-833-6849

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

	Outstanding as of
	March 31, 2014	March 31, 2014
Title of Class	(Tokyo Time)	(New York Time)
Common Stock	1,043,681,149
American Depositary Shares		94,060,003

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

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;

(ii)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;

(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;

(vi)	Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)	Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;

(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;

(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;

(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;

(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;

(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;

(xiv)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and

(xv)	risks related to catastrophic disasters or similar events.

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

As of March 31, 2014, Sony Corporation had 1,317 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method with respect to its 107 affiliated companies.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

A.	Selected Financial Data

	Fiscal year ended March 31
	2010	2011	2012	2013		2014
	(Yen in millions, yen per share amounts)
Income statement data:
Sales and operating revenue	7,209,849	7,177,589	6,493,083	6,795,504		7,767,266
Equity in net income (loss) of affiliated companies	(30,235)	14,062	(121,697)	(6,948)		(7,374)
Operating income (loss)	28,528	196,725	(65,663)	226,503		26,495
Income (loss) before income taxes	23,540	201,809	(80,911)	242,084		25,741
Income taxes	12,758	424,215	316,753	140,398		94,582
Net income (loss) attributable to Sony Corporation’s stockholders	(42,359)	(261,261)	(455,038)	41,540		(128,369)
Data per share of Common Stock:
Net income (loss) attributable to Sony Corporation’s stockholders*
— Basic	(42.21)	(260.33)	(453.42)	41.32		(124.99)
— Diluted	(42.21)	(260.33)	(453.42)	38.79		(124.99)
Cash dividends declared Interim	12.50	12.50	12.50	12.50		12.50
	(14.38 cents )	(14.84 cents )	(16.08 cents )	(15.18 cents	)	(12.12 cents )
Cash dividends declared Fiscal year-end	12.50	12.50	12.50	12.50		12.50
	(13.55 cents )	(15.66 cents )	(15.70 cents )	(12.46 cents	)	(12.19 cents )
Depreciation and amortization**	412,229	367,584	366,270	376,735		376,695
Capital expenditures (additions to fixed assets)	192,724	204,862	295,139	188,627		164.589
Research and development costs	432,001	426,814	433,477	473,610		466,030
Balance sheet data:
Net working capital (deficit)	62,783	(294,166)	(775,019)	(668,556)		(578,728)
Long-term debt	924,207	812,235	762,226	938,428		916,648
Sony Corporation’s stockholders’ equity	2,960,060	2,540,586	2,023,822	2,192,262		2,258,137
Common stock	630,822	630,921	630,923	630,923		646,654
Total assets	12,865,563	12,914,573	13,299,691	14,211,033		15,333,720
Number of shares issued at fiscal year-end (thousands of shares of common stock)	1,004,571	1,004,637	1,004,638	1,011,950		1,044,708
Sony Corporation’s stockholders’ equity per share of common stock	2,949.64	2,531.51	2,016.61	2,168.62		2,163.63

* Refer to Note 22 of the consolidated financial statements.

** Depreciation and amortization includes amortization expenses for intangible assets and deferred insurance acquisition costs.

Certain figures presented in the table above have been revised from the versions previously disclosed. For further details, please refer to (5) Revisions of Note 2 of the consolidated financial statements.

	Average*	High	Low	Period-end
	(Yen)
Yen exchange rates per U.S. dollar:
Fiscal year ended March 31
2010	92.93	100.71	86.12	93.40
2011	85.71	94.68	78.74	82.76
2012	79.00	85.26	75.72	82.41
2013	82.96	96.16	77.41	94.16
2014	100.15	105.25	92.96	102.98
2014
January	—	104.87	102.20	102.28
February	—	102.71	101.11	102.08
March	—	103.38	101.36	102.98
April	—	103.94	101.43	102.14
May	—	102.34	101.26	101.77
June (through June 20)	—	102.69	101.82	102.14

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 20, 2014 was 102.14 yen = 1 U.S. dollar.

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

Markets for products and services where Sony has a competitive strength might contract as a result of a shift in consumer demand toward a new generation of technologically innovative products and services. For example, improvements in component technologies, such as image sensors, processors and memory, and mobile operating systems, the development and expansion of broadband communication infrastructure and network and cloud-based services, and the evolution of downloadable applications and social media have led to a shift in demand to smartphones from products that consumers had previously purchased separately, such as portable music players, home-use video cameras, compact digital cameras and portable game hardware, and to tablets from PCs and portable game hardware. As a result of this shift in demand, as well as other factors, Sony decided to sell the PC business which it operates under the VAIO brand and entered into agreements regarding such sale in May 2014. Sony must respond to changing consumer demands with appealing products and services, including smartphones, tablets and other next generation products and services, as well as continue to improve the value of its existing products and services. If Sony is unable to offer such products and services, Sony’s operating results and financial condition may be adversely impacted.

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

Sony’s businesses operate in intensely competitive markets characterized by changing consumer preferences and rapid technological innovation. Due to advanced technological innovation and the relative ease of technology imitation, new products and services tend to become standardized more rapidly, leading to more intense competition and ongoing price erosion. In order to strengthen the competitiveness of its products in this environment, Sony continues to invest heavily in research and development (“R&D”). However, these investments may not yield the innovation or the results expected quickly enough, or competitors may lead Sony in technological innovation, hindering Sony’s ability to commercialize, in a timely manner, new and competitive products and services that meet the needs of the market, which consequently may adversely impact Sony’s operating results as well as its reputation.

Sony’s business restructuring and transformation efforts are costly and may not attain their objectives.

Sony continues to implement restructuring initiatives that focus on a review of the Sony group’s business strategy investment plan, the realignment of its manufacturing sites, the reallocation of its workforce and headcount reductions. As a result of these restructuring initiatives, a total of 80.6 billion yen in restructuring charges was recorded in the fiscal year ended March 31, 2014. While Sony anticipates recording approximately 80 billion yen of restructuring charges in the fiscal year ending March 31, 2015, significant additional or future restructuring charges may be recorded due to reasons such as the impact of economic downturns or exiting from unprofitable businesses. Restructuring charges are recorded primarily in cost of sales, selling, general and administrative (“SGA”) expenses and other operating (income) expense, net and thus adversely affect Sony’s operating income (loss) and net income (loss) attributable to Sony’s stockholders (Refer to Note 19 of the consolidated financial statements). Sony continues to rationalize its manufacturing operations, shift and consolidate manufacturing to lower-cost countries, and utilize outsourced manufacturing. In addition, Sony is focused on reducing SGA expenses across the group, including outsourcing its support functions and information processing operations to external partners and implementing business process optimization across functions including sales and marketing, manufacturing, logistics, procurement, quality and R&D.

Due to internal or external factors, efficiencies and cost savings from the above-mentioned and other restructuring and transformation initiatives may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to market conditions worsening beyond expectations. Such possible internal factors may include, for example, changes in restructuring and transformation plans, an inability to implement the initiatives effectively with available resources, an inability to coordinate effectively across different business groups, delays in implementing the new business processes or strategies, or an inability to effectively manage and monitor the post-transformation performance of the operation. Possible external factors may include, for example, increased burdens from regional labor regulations, labor union agreements and Japanese customary labor practices that may prevent Sony from executing its restructuring initiatives as planned. The inability to fully and successfully implement restructuring and transformation programs may adversely affect Sony’s operating results and financial condition. Additionally, operating cash flows may be reduced as a result of payments for restructuring charges.

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

Sony continues to invest in production facilities and equipment in its electronics businesses, including image sensor fabrication facilities to meet the increasing demand for image sensors. For example, in March, 2014, Sony acquired semiconductor fabrication equipment and certain related assets for 7.5 billion yen from Renesas Electronic Corporation, and established Sony Semiconductor Corporation (“SCK”) Yamagata Technology Center (“Yamagata TEC”). Sony plans to invest a total of 27.5 billion yen of capital in SCK Yamagata TEC during the fiscal years ending March 31, 2015 and 2016 in order to increase image sensor production capacity. However, if unforeseen market changes and corresponding declines in demand result in a mismatch between sales volume and anticipated production volumes, or if unit sales prices decline due to market oversupply, Sony may not be able to recover its capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which may adversely affect Sony’s profitability.

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

In Sony’s electronics businesses, Sony uses a large volume of parts and components, such as semiconductors including chipsets for mobile products, and LCD panels, for its products. Fluctuations in the availability and pricing of parts and components can adversely affect Sony’s operating results. For instance, shortages of parts or components or fluctuations in the prices of raw materials may result in sharply higher prices and an increase in the cost of goods sold. Also, shortages or delayed shipments of critical parts or components, particularly where Sony is substantially reliant on one supplier, where there is limited production capacity for custom components, or where there are initial manufacturing capacity constraints for products or components which use new technologies, may result in a reduction or suspension of production at Sony product manufacturing sites.

Sony places orders for parts and components in line with production and inventory plans determined in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict. Inaccurate forecasts of consumer demand or inadequate management can lead to a shortage or excess of inventory, which can disrupt production plans and result in lost sales opportunities or inventory adjustments. Sony writes down the value of its inventory when the underlying parts, components or products have become obsolete, when inventory levels exceed the amount expected to be used, or when the value of the inventory is otherwise recorded at a value higher than net realizable value. In the past, for example, Sony has experienced a shortage of certain chipsets, semiconductors and LCD panels, which resulted in Sony’s inability to meet consumer demand for its products, as well as a surplus in certain semiconductors and LCD panels that resulted in inventory write-downs when the prices of these parts and components fell. Also, in the fiscal year ended March 31, 2014, Sony recorded a write-down of excess components in inventory as well as expenses to compensate suppliers for unused components, as a result of the termination of future manufacturing following Sony’s announcement to exit from the PC business. Additionally, Sony may face shortages of certain parts and components as a result of the damage to its suppliers caused by natural disasters, such as the massive earthquake and tsunami that occurred in Japan in March 2011 (“the Great East Japan Earthquake”) and the floods in Thailand that began in the second half of 2011 (the “Floods”). Such lost sales opportunities, inventory adjustments, or shortages of parts and components have had and may in the future have an adverse impact on Sony’s operating results and financial condition.

Sony’s sales and profitability are sensitive to economic, employment and other trends in Sony’s major markets.

Sony’s sales and profitability are sensitive to economic, employment and other trends in each of the major markets in which Sony operates. These markets may be subject to significant economic downturns, having an adverse impact on Sony’s operating results and financial condition. In the fiscal year ended March 31, 2014, 28.3 percent, 22.6 percent and 16.8 percent of Sony’s sales were attributable to Japan, Europe and the U.S., respectively. Additionally, Sony’s operating results are increasingly impacted by Sony’s ability to realize its growth goals in emerging markets such as Brazil, Russia, India and China.

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

Further ratings downgrades or significant volatility and disruption in the global financial markets may adversely affect the availability and cost of Sony’s funding.

Sony’s credit ratings have been adversely impacted by unfavorable operating results and a decline in its financial condition. Further downgrades in Sony’s credit ratings may result in an increase in Sony’s cost of funding and may have an adverse impact on Sony’s ability to access commercial paper or mid- to long-term debt markets on acceptable terms.

Additionally, the global financial markets may experience significant levels of volatility and disruption, generally putting downward pressure on financial and other asset prices and impacting credit availability. Historically, Sony’s primary sources of funds are cash flows from operations, the issuance of commercial paper and other debt securities such as term debt as well as borrowings from banks and other institutional lenders. There can be no assurance that such sources will continue to be available at acceptable terms or be sufficient to meet Sony’s needs.

As a result, Sony may seek other sources of financing to fund operations, such as the draw-down of funds from contractually committed lines of credit from financial institutions or the sale of assets, in order to repay commercial paper and mid- to long-term debt as they become due, and to meet other operational and liquidity needs. However, such funding sources may also not be available at acceptable terms or be sufficient to meet Sony’s requirements. This, in turn, could have a material adverse impact on Sony’s operating results, financial condition and liquidity.

Sony is subject to the risks of operations in different countries.

Sony’s operations are conducted in many countries around the world, and these international operations can create challenges. For example, in Sony’s electronics businesses, production and procurement of products, parts and components in China and other Asian countries increase the time necessary to supply products to other markets worldwide, which can make it more difficult to meet changing customer demand. Further, in certain countries, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as armed conflicts, deterioration in foreign relations, domestic cultural and religious conflicts, non-compliance with expected business conduct, local regulations, trade policies and taxation laws, and a lack of adequate infrastructure. Moreover, changes in local regulations, trade policies and taxation laws, such as local content regulations, business or investment permit approval requirements, foreign exchange controls, import or export controls, or the nationalization of assets or restrictions on the repatriation of returns from foreign investments in major markets and regions may affect Sony’s operating results. For example, a labor dispute or a change of labor regulations or policies may significantly change local labor environments. Such a condition in China or another country in which Sony or a partner manufactures could cause interruptions in production and shipping of Sony’s products and parts, a sharp rise in local labor costs, or a shortage of well-trained employees, which may adversely affect Sony’s operating results. If international or domestic political and military instability disrupts Sony’s business operations or those of its business partners, or depresses consumer confidence, Sony’s operating results and financial condition may be adversely affected. In addition, the time required to recover from disruptions, whether caused by these factors or other causes, such as natural disasters or pandemics, may be greater in certain countries. Moreover, as emerging markets are becoming increasingly important to its operations, Sony becomes more susceptible to the above-mentioned risks, which may have an adverse impact on its operating results and financial condition.

Sony’s success depends on the ability to recruit and retain skilled technical employees and management professionals.

In order to successfully continue to develop, design, manufacture, market, and sell products and services, including networked products, game hardware and software, video and music content and financial instruments in increasingly competitive markets, Sony must attract and retain key personnel, including its executive team, other management professionals, creative talent and skilled employees such as hardware and software engineers. However, there is high demand for such skilled employees, and Sony may be unable to attract or retain qualified employees to meet future business needs. In addition, business divestitures, restructuring or other transformation initiatives may lead to an unintended loss of experienced human resources or know-how. If this should happen, it may adversely affect Sony’s operating results and financial condition.

Sony may not be successful in integrating its business strategies and operations across different business units to increase the competitiveness of hardware, software, entertainment content and network services.

Sony believes that integrating its hardware, software, entertainment content and network services is essential to differentiate itself in the marketplace and to generate revenue growth and profitability. However, this strategy depends on the continuing development (both inside and outside of Sony) of network services technologies, strategic and operational coordination and prioritization among Sony’s various business units and sales channels, and the standardization of technological and interface specifications industry-wide and across Sony’s networked products and business groups. Furthermore, in such a competitive business environment, which continuously changes with new entrants, it is critical for Sony to continuously introduce enhanced and competitively priced hardware that is seamlessly connected to network platforms, with user interfaces that are innovative and attractive to consumers. Sony also believes that it is essential to provide competitive and differentiated content-based service offerings that include Sony and third-party licensed audio, video and game content from major motion picture and television studios, music labels, game publishers and book publishers. If Sony is not successful in implementing this strategy, it may adversely affect Sony’s reputation, competitiveness and profitability.

Sony’s online activities are subject to laws and regulations that can increase the costs of operations or limit its activities.

Sony engages in a wide array of online activities, including the sale and marketing of electronics and entertainment products, entertainment network services and financial services, as well as serving as an Internet Services Provider (ISP), and is thus subject to a broad range of related laws and regulations including those relating to privacy, consumer protection, critical infrastructure protection, breach disclosure, data retention and data protection, trans-border data flows, content and broadcast regulation, defamation, age verification and other online child protections, accessibility, installation of cookies or other software on the end-user’s computers or other devices, pricing, advertising to both children and adults, taxation, copyright and trademark, promotions, and billing. The application of such laws and regulations created to address online activities, or for other purposes, including those passed prior to the popular use of the Internet that may be applied to online activities, varies among jurisdictions, may be unclear or unsettled in many instances, and is subject to change. Sony may incur substantial costs to comply with these laws and regulations and may incur substantial penalties, other liabilities, or damage to its reputation if it fails to comply with them. Compliance with these laws and regulations also may cause Sony to change or limit its online activities in a manner that may adversely affect operating results. In addition, Sony’s failure to anticipate changes to relevant laws and regulations, changes in laws that provide protections that Sony relies on in conducting its online activities, or judicial interpretations narrowing such protections, may subject Sony to greater risk of liability, increase the costs of compliance, or limit Sony’s ability to engage in certain online activities.

Sales of Sony’s consumer products including game hardware are particularly sensitive to the seasonality of consumer demand.

Sony’s Game segment offers a relatively small range of hardware, including PSP® (PlayStation®Portable), PlayStation®3, PlayStation®Vita and PlayStation®4 and a significant portion of overall demand for these and new products is weighted towards the year-end holiday season. Sony’s other consumer products are also dependent upon demand during the year-end holiday season. As a result, changes in the competitive environment, changes in market conditions, delays in the release of consumer products, including highly anticipated game software titles and insufficient supply of hardware during the year-end holiday season can adversely impact Sony’s operating results.

The sales and profitability of Sony’s Game segment, including network services, depend on the penetration of its gaming platforms, which is sensitive to software line-ups, including software produced by Sony or third-party developers and publishers.

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

Sony’s content businesses, including the Pictures, Music and Game segments, and other businesses, are subject to digital theft and illegal downloading.

The development and declining prices of digital technology, the increased penetration and speed of Internet connections and the availability of content in digital formats have created risks with respect to Sony’s ability to protect the copyrighted content of the Pictures, Music and Game segments and other businesses from digital theft and counterfeiting. In particular, advances in software and technology that enable the duplication, transfer or downloading of digital media files from the Internet and other sources without authorization from the owners of the rights to such content have adversely impacted and continue to threaten the conventional copyright-based business model by making it easier to create, transmit, and redistribute high quality, unauthorized digital media files. The availability of unauthorized content significantly contributes to a decrease in legitimate product sales and puts pressure on the price of legitimate products, which may adversely affect Sony’s operating results. Sony has incurred and will continue to incur expenses to help protect its intellectual property, to develop new services for the authorized digital distribution of motion pictures, television programming, music, and games, and to combat unauthorized digital distribution of its copyrighted content. These initiatives will increase Sony’s near-term expenses and may not achieve their intended result.

Operating results for Sony’s Pictures and Music segments vary according to worldwide consumer acceptance and the availability of competing products and entertainment alternatives.

Operating results for the Pictures and Music segments can fluctuate depending upon worldwide consumer acceptance of their products, which is difficult to predict. Moreover, the Pictures segment must invest substantial amounts in motion picture and television productions and broadcast programming before learning the extent to which these products will earn consumer acceptance. Similarly, the Music segment must make significant upfront investments in artists before being able to determine how those artists and their recordings will be received by consumers. Further, the commercial success of Sony’s Pictures and Music segments’ products may be impacted by other competing products released at or near the same time, and alternative forms of entertainment and leisure activities available to consumers. Underperformance of a motion picture or television production, especially an “event” or “tent-pole” film, may have an adverse effect on the Pictures segment’s operating results in the year of release or exhibition, and in future years given the high correlation between a product’s initial release or exhibition and subsequent revenue from other distribution markets, such as home entertainment and television. Similarly, the underperformance of a recorded music release may have an adverse effect on the Music segment’s operating results in the fiscal year of release.

Increases in the costs of producing, acquiring, or marketing entertainment content may adversely affect operating results in Sony’s Music and Pictures segments.

The success of Sony’s Music segment is highly dependent on finding and establishing artists, songwriters and music publishing catalogs that appeal to customers over the long term. If the Music segment is unable to find and establish new talented artists and songwriters, its operating results may be adversely affected. Competition with other entertainment companies to identify, sign and retain such talent is intense as is the competition to sell their music. In the Pictures segment, high demand for top talent continues to contribute to increases in the cost of producing motion pictures and television programming. Competition with other entertainment companies to acquire motion pictures and television programming is intense and could result in increased acquisition-related spending. Overall increases in production and acquisition costs of the Pictures segment’s products, as well as increases in the costs to market these products, may adversely impact the segment’s operating results.

The continuing decline in physical media sales of audio and video content and the adoption of new technologies by consumers may adversely affect operating results in Sony’s Music and Pictures segments.

Industry-wide trends such as the general maturation of physical media formats, including CD, DVD and Blu-ray Disc™ formats, the shift to digital distribution of audio and video content, and increased competition for retailer shelf space have contributed to and may continue to contribute to an industry-wide decline in the worldwide sales of physical media formats. In addition, rapid changes in technology and the adoption of new technology by consumers have impacted the timing and manner in which consumers acquire and view entertainment products. While alternative models for selling entertainment content have emerged, such as kiosk and mail order rentals, digital downloads and subscription streaming services, and other legal digital distribution to mobile and other Internet connected devices, these revenue streams may not be sufficient to offset the decline in physical media sales that has affected and may continue to affect the operating results of Sony’s Music and Pictures segments and disc manufacturing business. Furthermore, the music industry has very recently seen a year-over-year decline in digital download sales, the largest digital revenue stream. Should this decline accelerate, operating results of Sony’s Music segment could be negatively impacted.

Operating results of Sony’s Pictures segment may be adversely affected by changes in advertising markets or by the failure to renew, or renewal on less favorable terms of, television carriage contracts (broadcasting agreements).

The strength of the advertising market can fluctuate in response to the economic prospects of specific advertisers or industries, advertisers’ current spending priorities and the economy in general, and this may adversely affect the Pictures segment’s television revenues. The Pictures segment’s television operations, including its worldwide television networks, derive substantial revenues from the sale of advertising on a variety of platforms. A decline in overall spending within the advertising market may have a direct adverse effect on the Pictures segment’s Media Networks’ revenues. The Pictures segment also recognizes sales from the licensing of its image-based software, including its motion picture and television content, to U.S. and international television network customers. A decline in the advertising market may also adversely affect third-party television networks’ ability to generate advertising and subscription revenues, which may result in lower license fees paid by these networks for Sony’s image-based software content.

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

The Pictures segment and certain of its suppliers are dependent upon highly specialized union members, including writers, directors, actors and other talent, and trade and technical employees, who are covered by union contracts and are essential to the development and production of motion pictures and television programming. A strike by one or more of these unions, or the possibility of a strike, work slowdown or work stoppage caused by uncertainties about, or the inability to reach agreement on, a new contract could delay or halt production activities. Such a delay or halt, depending on the length of time involved, could cause a delay or interruption in the release of new motion pictures and television programs and thereby may adversely affect operating results and cash flows in the Pictures segment. An inability to reach agreement on one or more of these union contracts or renewal on less favorable terms may also increase costs within Sony’s Pictures segment and have an adverse effect on operating results.

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

In the Financial Services segment, generating stable investment income is important to its operations, and the Financial Services segment’s investments are concentrated in long-term Japanese national government bonds, although it also has investments in a variety of asset classes, including shorter-term Japanese national government bonds, Japanese local government and corporate bonds, foreign government and corporate bonds, Japanese stocks, loans and real estate. In addition to risks related to changes in interest rates and the value of equity securities, the Financial Services segment’s investment portfolio exposes itself to a variety of other risks, including foreign exchange risk, credit risk and real estate investment risk, any or all of which may have an adverse effect on the operating results and financial condition of the Financial Services segment. For example, mortgage loans account for 89.8 percent of the total loan balance, or 45.9 percent of the total assets of Sony Bank Inc. (“Sony Bank”), as of March 31, 2014. An increase in non-performing loans or a decline in the prices of real estate, the collateral for these mortgage loans provided by Sony Bank, may have an adverse effect on the creditworthiness of Sony Bank’s loan portfolio and increase credit-related costs for Sony Bank.

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

Furthermore, if actual insurance claims are higher than the estimated provision for policy reserves due to the occurrence of catastrophic events such as earthquakes or pandemic diseases in Japan, or if strategies for hedging minimum guarantees in individual variable annuities are ineffective, then the operating results and financial condition of the Financial Services segment may be adversely impacted.

Sony’s physical facilities and information systems are subject to damage as a result of catastrophic disasters, outages, malfeasance or similar events. Such an unexpected catastrophic event may also lead to supply chain and production disruptions as well as lower demand from commercial customers, resulting in an adverse impact on Sony’s operating results.

Sony’s headquarters and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the risk of earthquakes is relatively high compared to other parts of the world. A major earthquake in Japan, especially in Tokyo where Sony headquarters are located, the Tokai area where certain product manufacturing sites are located, or the Kyushu area, where Sony’s semiconductor manufacturing sites are located, could cause greater damage to Sony’s business operations than the Great East Japan Earthquake, including damage to buildings, machinery, equipment and inventories and interruption to production at manufacturing facilities. In addition, offices and facilities used by Sony, its service providers and business partners, including those used for network, telecommunications and information systems infrastructure, research and development, material procurement, manufacturing, motion picture and television program production, logistics, sales and services are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of unexpected catastrophic events such as natural disasters, pandemic diseases, terrorist attacks, large-scale power outages and large-scale fires. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it may disrupt Sony’s operations, delay production, interrupt shipments and postpone the recording of sales, and result in large expenses to repair or replace these facilities or offices. In addition, if Sony’s suppliers are damaged by such catastrophic events, Sony may be exposed to supply shortages of raw materials, parts or components, which may result in a reduction or suspension of production, interruption of shipment and delays in product launches. Sony may also be exposed to price increases for raw materials, parts and components, and lower demand from commercial customers. These situations may have an adverse impact on Sony’s operating results and financial condition.

Moreover, as network and information systems have become increasingly important to Sony’s operating activities, the impact that network and information system shutdowns may have on Sony’s operating activities has increased. Shutdowns may be caused by events similar to those described above or other unforeseen events, such as software or hardware defects or cyber-attacks by groups or individuals.

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

Sony makes extensive use of information technology, online services and centralized data processing, including through third-party service providers. The secure maintenance and transmission of customer information is a critical element of Sony’s operations. Sony’s information technology and other systems that maintain and transmit such information, or those of service providers or business partners, and the security of such information possessed by Sony or its business partners may be compromised by a malicious third-party or a man-made or natural event, or impacted by intentional or inadvertent actions or inactions by Sony employees, or those of a third-party service provider or business partner. As a result, customer information may be lost, disclosed, misappropriated, altered or accessed without consent. For example, Sony’s network services, online game business and websites of certain subsidiaries have been subject to cyber-attacks by groups and individuals with a wide range of motives and expertise, resulting, in some instances, in unauthorized access to and the potential or actual theft of customer information.

In addition, Sony, third-party service providers and other business partners process and maintain proprietary Sony business information and data related to Sony’s business, commercial customers, suppliers and other business partners. Sony’s information technology and other systems that maintain and transmit this information, or those of service providers or business partners, and the security of such information possessed by Sony, third-party service providers or other business partners may also be compromised by a malicious third-party or a man-made or natural event, or impacted by intentional or inadvertent actions or inactions by Sony employees, or those of a third-party service provider or business partner. As a result, Sony’s business information and customer, supplier, and other business partner data may be lost, disclosed, misappropriated, altered, or accessed without consent.

Further, the confidentiality, integrity and availability of products and services provided by Sony or its service providers or business partners may be compromised by malicious third parties or man-made or natural events, or impacted by intentional or inadvertent actions or inactions by Sony employees, or those of a third-party service provider or business partner. For example, Sony’s websites have been subjected to denial-of-service and other attacks.

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

Sony’s products and services, such as consumer products, non-consumer products, parts and components, semiconductors, software and network services are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur and as demand increases for mobile products and online services. Sony’s efforts to manage the rapid advancements in technologies and increased demand for mobile products and online services, while also maintaining product quality, may not be successful and may increase exposure to liability. As a result, Sony may incur both reputational damage and expenses in connection with, for example, product recalls and after-sales services. In addition, allegations of safety issues related to Sony products, or lawsuits related to product quality or product safety, regardless of merit, may adversely impact Sony’s operating results and financial condition, either directly or as a result of the impact on Sony’s brand image and reputation as a producer of high-quality products and services. These issues are relevant to Sony products sold directly to customers, whether manufactured by Sony or a third party, and also to products of other companies that are equipped with Sony’s components, such as semiconductors.

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

Deferred tax assets are evaluated on a jurisdiction by jurisdiction basis. In certain jurisdictions, Sony has established valuation allowances against deferred tax assets, including net operating loss carryforwards, where it has concluded that the deferred tax assets are not more likely than not to be realized. As of March 31, 2014, Sony had valuation allowances principally in the following jurisdictions: (1) Sony Corporation and its national filing group in Japan, as well as for local taxes in a number of Japanese subsidiaries; (2) Sony Americas Holding Inc. and its consolidated tax filing group in the U.S.; (3) Sony Mobile in Sweden; and (4) Sony Europe Limited in the U.K. In jurisdictions where valuation allowances have been established, no tax benefit will be recorded against any continuing losses and as a result, net income (loss) attributable to Sony Corporation’s stockholders and Sony’s financial condition could be adversely affected.

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

A key factor in the evaluation of the deferred tax assets and the valuation allowance is the determination of the uncertain tax positions related to the adjustments for Sony’s intercompany transfer pricing. Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of Sony’s business there are many transactions, including intercompany charges, where the ultimate tax determination is uncertain. Sony is subject to the continuous examination of its income tax returns by tax authorities and, as a result, Sony regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. Significant judgment is required in making these assessments and, as additional evidence becomes available in subsequent periods, the ultimate outcomes for Sony’s uncertain tax positions and, accordingly, its valuation allowance assessments may potentially have an adverse impact on net income (loss) attributable to Sony Corporation’s stockholders and Sony’s financial condition.

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

Sony has a significant amount of goodwill, intangible assets and other long-lived assets. A decline in financial performance, market capitalization or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges. Sony tests goodwill and intangible assets that are determined to have an indefinite life for impairment during the fourth quarter of each fiscal year and assesses whether factors or indicators, such as unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, have become apparent that would require an interim test. In addition, the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value.

When determining whether an impairment has occurred or calculating such impairment for goodwill, an intangible asset or other long-lived asset, fair value is determined using the present value of estimated cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. Changes in estimates and/or revised assumptions impacting the present value of estimated future cash flows may result in a decrease in the fair value of a reporting unit, where goodwill is tested for impairment, or a decrease in fair value of intangible assets, long-lived assets or asset groups. The decrease in fair value could result in a non-cash impairment charge. During the fiscal year ended March 31, 2014, Sony recorded impairment charges including a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segment, a 25.6 billion yen impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business in All Other, and a 12.8 billion yen impairment charge related to long-lived assets in the PC business in the Mobile Products & Communications segment. Any such charge may adversely affect Sony’s operating results and financial condition.

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

Sony is subject to a broad range of social responsibility laws and regulations covering issues related, inter-alia, to the environment, occupational health and safety, labor practices and human rights. These include laws and regulations relating to air pollution; water pollution; the management, elimination or reduction of the use of hazardous substances; energy efficiency of certain products; waste management; recycling of products, batteries and packaging materials; site remediation; worker and consumer health and safety; and human rights issues such as those related to procurement and production processes. For example, Sony is currently required to comply with:

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

Additionally, there is a growing global consumer focus on companies’ social responsibilities. In particular, there is an interest regarding labor practices, including work environments at electronics components’ manufacturers and original design manufacturing/original equipment manufacturing (“ODM/OEM”) product manufacturers operating in the Asian region.

These social responsibility laws and regulations may become more significant, and additional social responsibility laws and regulations may be adopted in the future. Further countries, including emerging market countries, are enacting similar laws and regulations. Such new laws and regulations may result in an increase in Sony’s cost of compliance. Additionally, if Sony is not perceived as having responded to existing and new laws and regulations in these varied areas, it may result in fines, penalties, legal judgments or other costs or remediation obligations, and may adversely affect Sony’s operating results and financial condition. In addition, such a finding of non-compliance, or the perception that Sony has not responded appropriately to growing consumer concern for such issues, whether or not Sony is legally required to do so, may adversely affect Sony’s reputation. Sony’s operating results and financial condition may also be adversely affected if consumers therefore choose to purchase products of other companies.

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

In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which was intended to be linked to the economic value of Sony Communication Network Corporation. All shares of the subsidiary tracking stock were terminated and converted to shares of common stock of Sony Corporation in December 2005. The subsidiary was listed on the Mother’s market of the TSE in December 2005 (and has been traded on the First Section of the TSE since January 2008) and was renamed So-net Corporation (“So-net”) in July 2013. In January 2013, Sony Corporation acquired all of the common shares of So-net through a tender offer and subsequent share exchange and, as a result of the acquisition, So-net became a wholly-owned subsidiary of Sony Corporation. In October 2001, Sony Ericsson Mobile Communications AB (“Sony Ericsson”), a 50-50 joint venture company between Sony Corporation and Telefonaktiebolaget LM Ericsson (“Ericsson”) of Sweden, was established. In February 2012, Sony acquired Ericsson’s 50 percent equity interest in Sony Ericsson. As a result of the acquisition, Sony Ericsson became a wholly-owned subsidiary of Sony and changed its name to Sony Mobile Communications AB (“Sony Mobile”).

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

Principal Capital Investments

In the fiscal years ended March 31, 2012, 2013 and 2014, Sony’s capital expenditures (additions to “Property, plant and equipment” on the balance sheets) were 295.1 billion yen, 188.6 billion yen and 164.6 billion yen, respectively. Sony’s capital expenditures are expected to be approximately 180.0 billion yen during the fiscal year ending March 31, 2015. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects.” The funding requirements of such various capital expenditures are expected to be financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.

Sony invested approximately 35 billion yen in the semiconductor business during the fiscal year ended March 31, 2014. In January 2014, Sony announced its investment plan of approximately 35 billion yen in Sony Semiconductor Corporation’s Yamagata Technology Center (“SCK Yamagata TEC”), including 7.5 billion yen in asset acquisitions, and a total of 27.5 billion yen in capital investments to be made during the fiscal years ending March 31, 2015 and 2016, to increase production capacity for complementary metal-oxide semiconductor (“CMOS”) image sensors. SCK Yamagata TEC was established on March 31, 2014, and is expected to start commercial production in April 2015. As a result of this investment plan, Sony’s mid-term goal is to increase total production capacity for charged coupled devices and CMOS image sensors to approximately 75,000 wafers per month.

B.	Business Overview

Sony Corporation and its consolidated subsidiaries (“Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game consoles and software. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales via the Internet. Sony is engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Sony is also engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary. In addition to the above, Sony is engaged in a network services business and an advertising agency business in Japan.

Products and Services

Mobile Products & Communications (“MP&C”)

The following table sets forth Sony’s MP&C segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2012		2013		2014
	(Yen in millions)
Mobile Communications	77,732	(12.5)	733,622	(60.1)	1,191,787	(73.1)
Personal and Mobile Products	538,816	(86.6)	480,132	(39.4)	431,378	(26.5)
Other	5,867	(0.9)	6,259	(0.5)	6,360	(0.4)

MP&C Total	622,415	(100.0)	1,220,013	(100.0)	1,629,525	(100.0)

Mobile Communications:

“Mobile Communications” includes mobile phones.

Personal and Mobile Products:

“Personal and Mobile Products” includes personal computers.

On February 15, 2012, Sony acquired Ericsson’s 50 percent equity interest in Sony Ericsson and Sony Ericsson became a wholly-owned subsidiary of Sony and changed its corporate name to Sony Mobile Communications AB (“Sony Mobile”). The financial results above include the sales to outside customers of Sony Mobile from February 16, 2012 through March 31, 2013. Sony Mobile undertakes product research, development, design, marketing, sales, production, distribution and customer services for mobile phones, tablets, accessories and applications.

Game

SCEI develops, produces, markets and distributes PlayStation®4 (PS4™), PlayStation®3 (“PS3”), PlayStation®Vita (“PS Vita”), PSP® (PlayStation®Portable) (“PSP”) and PlayStation®2 (“PS2”) hardware, and related package software. Sony Computer Entertainment America LLC (“SCEA”) and Sony Computer Entertainment Europe Ltd. (“SCEE”) market and distribute PS4, PS3, PS Vita, PSP and PS2 hardware, and develop, produce, market and distribute related package software locally in the U.S. and Europe. SCEI, SCEA and SCEE enter into licenses with third-party software developers and publishers.

Imaging Products & Solutions (“IP&S”)

The following table sets forth Sony’s IP&S segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2012		2013		2014
	(Yen in millions)
Digital Imaging Products	489,526	(62.7)	449,724	(59.7)	413,255	(56.0)
Professional Solutions	280,645	(36.0)	285,698	(38.0)	306,885	(41.6)
Other	10,251	(1.3)	17,181	(2.3)	17,334	(2.4)

IP&S Total	780,422	(100.0)	752,603	(100.0)	737,474	(100.0)

Digital Imaging Products:

“Digital Imaging Products” includes compact digital cameras, video cameras and interchangeable single-lens cameras.

Professional Solutions:

“Professional Solutions” includes broadcast- and professional-use products.

Home Entertainment & Sound (“HE&S”)

The following table sets forth Sony’s HE&S segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2012		2013		2014
	(Yen in millions)
Televisions	843,464	(65.6)	581,475	(58.5)	754,308	(64.7)
Audio and Video	433,800	(33.7)	405,024	(40.8)	400,828	(34.4)
Other	8,569	(0.7)	7,323	(0.7)	10,871	(0.9)

HE&S Total	1,285,833	(100.0)	993,822	(100.0)	1,166,007	(100.0)

Televisions:

“Televisions” includes LCD televisions.

Audio and Video:

“Audio and Video” includes home audio, Blu-ray Disc™ players and recorders, and memory-based portable audio devices.

Devices

The following table sets forth Sony’s Devices segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2012		2013		2014
	(Yen in millions)
Semiconductors	377,177	(55.7)	301,915	(51.7)	336,845	(57.2)
Components	295,822	(43.7)	271,654	(46.5)	249,856	(42.4)
Other	4,209	(0.6)	10,399	(1.8)	2,493	(0.4)

Devices Total	677,208	(100.0)	583,968	(100.0)	589,194	(100.0)

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

Pictures

The following table sets forth Sony’s Pictures segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2012		2013		2014
	(Yen in millions)
Motion Pictures	393,602	(60.0)	446,254	(61.0)	422,255	(50.9)
Television Productions	145,817	(22.2)	159,794	(21.8)	247,568	(29.9)
Media Networks	116,678	(17.8)	126,079	(17.2)	158,845	(19.2)

Pictures Total	656,097	(100.0)	732,127	(100.0)	828,668	(100.0)

Motion Pictures:

“Motion Pictures” includes the production, acquisition and distribution of live-action and animated motion pictures and direct-to-video content. SPE’s motion picture production organizations include Columbia Pictures, TriStar Pictures, Screen Gems, Sony Pictures Animation and Sony Pictures Classics. SPE also operates Sony Pictures Imageworks, a visual effects and animation unit, and manages a studio facility, Sony Pictures Studios, which includes post production facilities.

Television Productions:

“Television Productions” includes the production, acquisition and distribution of television programming including scripted series, unscripted “reality” or “light entertainment,” daytime serials, game shows, animated series, made for television movies and miniseries and other programming. Outside the U.S., SPE produces local language programming and licenses SPE owned programming and formats around the world.

Media Networks:

“Media Networks” includes the operation of television and digital networks. SPE owns or has investments in television and digital networks with 126 channel feeds, which are available in more than 168 countries worldwide. SPE’s digital networks include Crackle, a multi-platform video entertainment network focusing on premium video content.

Music

The following table sets forth Sony’s Music segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2012		2013		2014
	(Yen in millions)
Recorded Music	311,979	(72.4)	307,788	(71.3)	347,684	(70.7)
Music Publishing	48,095	(11.2)	52,764	(12.2)	66,869	(13.6)
Visual Media and Platform	70,677	(16.4)	71,167	(16.5)	77,505	(15.7)

Music Total	430,751	(100.0)	431,719	(100.0)	492,058	(100.0)

Recorded Music:

“Recorded Music” includes the distribution of physical and digital recorded music and revenue derived from artists’ live performance. SME, a global entertainment company, excluding Japan, is engaged primarily in the development, production, marketing and distribution of recorded music in all commercial formats and genres. SMEJ is an entertainment company focused on the Japanese market, which includes a Japanese domestic recorded music business that produces recorded music and music videos through contacts with many artists in all music genres.

Music Publishing:

“Music Publishing” includes the management and licensing of the words and music of songs. Sony/ATV is a U.S.-based music publishing business that owns and acquires rights to musical compositions, exploiting and marketing these compositions and receiving royalties or fees for their use.

Visual Media and Platform:

“Visual Media and Platform” includes various service offerings for music and visual products and the production and distribution of animation titles. This business is operated primarily by SMEJ.

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

All Other

All Other consists of various operating activities, including Sony Entertainment Network (“SEN”) service, a Blu-ray Disc, DVD and CD manufacturing business, and So-net (a subsidiary operating an Internet service provider business mainly in Japan). Sony’s products and services are generally unique to a single operating segment.

Sales and Distribution

Electronics*

* The term “Electronics” refers to the sum of the MP&C, Game, IP&S, HE&S and Devices segments.

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

Asia-Pacific:

In Asia-Pacific, Sony’s electronics products and services are marketed through sales subsidiaries including Sony India Private Limited, Sony Electronics of Korea Corporation and Sony Taiwan Limited.

Other Areas:

In overseas areas other than the U.S., Europe, China and Asia-Pacific, Sony’s electronics products and services are marketed through sales subsidiaries including Sony Brasil Ltda., Sony Middle East & Africa FZE in the United Arab Emirates, Sony de Mexico S.A.de C.V., Sony Electronics Vietnam and Sony of Canada Limited.

PS4, PS3, PS Vita, PSP and PS2 hardware and related software are marketed and distributed by SCEI, SCEA, SCEE and subsidiaries in Asia.

Along with certain of its global corporate functions in Tokyo, Sony Mobile has sales and marketing operations in many major regions of the world, as well as manufacturing in China and product development sites in China, London, Sweden and the United States. Sony Mobile brings its products to market through direct and indirect distribution channels, such as third-party cellular network carriers and retailers, as well as through its website.

Pictures

SPE generally retains all rights relating to the worldwide distribution of its internally produced motion pictures and television programming, including rights for theatrical exhibition, home entertainment distribution, pay and free television exhibition and other markets. SPE also acquires distribution rights to motion pictures and television programming produced by other companies, and jointly produces and distributes motion pictures and television programming with other studios, television networks or production companies. These rights may be limited to particular geographic regions, specific forms of media or periods of time.

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

The worldwide television distribution of SPE’s motion pictures and television programming (and programming acquired or licensed from others) is handled through SPT. SPE’s library of motion pictures and television programming is licensed to broadcast television networks, pay and basic cable networks, direct broadcast satellite providers as well as to subscription and advertising supported Internet television providers (such as Sony’s PlayStation® Network and Netflix).

SPE’s television networks are distributed to multiple distribution platforms such as cable, satellite, Internet Protocol Television (IPTV) systems, and mobile operators for delivery to viewers around the world. These networks generate advertising and subscription revenues.

Music

SME and SMEJ develop, produce, market, and distribute recorded music in various commercial formats. SME and its affiliates conduct business globally under “Columbia Records,” “Epic Records,” “RCA Records,” and other labels. SMEJ conducts business in Japan under “Sony Music Records,” “Epic Records Japan,” “SME Records,” “Ki/oon Music,” “Sony Music Associated Records,” and other labels.

Sony owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business through a joint venture with a third-party investor in countries other than Japan primarily under the Sony/ATV name.

SMEJ creates artwork and produces packaged home entertainment products including music/games, and organizes various events in Japan through Sony Music Communications Inc. SMEJ also produces, markets, and distributes animation products through Aniplex Inc.

Financial Services

Sony Life conducts its life insurance business primarily in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner® sales employees as well as partner independent sales agents. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2014, Sony Life employed 4,216 Lifeplanner® sales employees. Sony Life maintains an extensive service network which mainly consists of the Lifeplanner® channel and the independent agent channel in Japan. The Lifeplanner® channel is characterized by strict recruitment and training of sales professionals from industries outside the life insurance industry, performance-linked compensation and its high productivity, and offers custom-made packages of Under the independent agent channel most agents are corporate and non-exclusive agents, centering on shop-style agents. Shop-style agents are a sub-channel of the independent agent channel, who offer insurance in local stores and provide customers with opportunities to compare various insurers’ products. To enhance Sony Life’s relationship with independent agents, Sony Life’s agent support staff provides independent agents with various support services, including recruiting, training and sales promotion activities. Sony Life also has representative offices in Beijing and Taipei, which opened in October 2008 and July 2009, respectively, for the purpose of researching the financial and life insurance market in China and Taiwan, respectively. As part of its plan to expand its sales of individual annuity products, Sony Life established a Japanese joint venture company with AEGON N.V. The 50-50 joint venture, known as AEGON Sony Life Insurance Co., Ltd. was established in August 2009 and began operations in Japan in December 2009.

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

All Other

Sony Network Entertainment Inc. (“SNEI”) primarily operates the SEN service. Sony DADC Corporation (“Sony DADC”) offers Blu-ray Disc, DVD and CD media replication services as well as digital and physical supply chain solutions to business customers in the entertainment, education, and information industries. So-net provides Internet broadband network services to subscribers as well as creates and distributes content through its portal services to various electronics product platforms (e.g., PCs, mobile phones).

Sales to Outside Customers by Geographic Area

The following table shows Sony’s consolidated sales to outside customers in each of its major markets for the periods indicated. Figures in parentheses indicate the percentage contribution of each region to total worldwide sales and operating revenue.

	Fiscal year ended March 31
	2012		2013		2014
	(Yen in millions)
Japan	2,104,435	(32.4)	2,197,881	(32.3)	2,199,099	(28.3)
United States	1,211,849	(18.7)	1,064,765	(15.7)	1,302,052	(16.8)
Europe	1,268,258	(19.5)	1,362,488	(20.1)	1,753,526	(22.6)
China	495,101	(7.6)	464,784	(6.8)	520,539	(6.7)
Asia-Pacific	636,489	(9.8)	806,205	(11.9)	1,013,635	(13.0)
Other Areas	779,951	(12.0)	899,381	(13.2)	978,415	(12.6)

Total	6,493,083	(100.0)	6,795,504	(100.0)	7,767,266	(100.0)

Sources of Supply

Sony pursues procurement of raw materials, parts and components to be used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Sony has a general policy of maintaining multiple suppliers for important parts and components and, in the fiscal year ended March 31, 2014, Sony continued activities to optimize the number of its suppliers by category to achieve efficiencies and to minimize procurement risk when possible.

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

Patents and Licenses

Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain of these licenses are important to Sony’s business, such as those for optical disc-related and smartphone products. Sony products that employ DVD player functions, including PS4 and PS3 hardware, are substantially dependent upon patents that relate to technologies specified in the DVD specifications and are licensed from MPEG LA LLC and Dolby Laboratories Licensing Corporation. Sony products that employ Blu-ray Disc player functions that also employ DVD player functions, including PS4 and PS3 hardware, are substantially dependent upon patents that relate to technologies specified in Blu-ray Disc specifications and are licensed by MPEG LA LLC, AT&T Inc. and One-Blue, LLC, in addition to the patents that relate to technologies specified in DVD specifications, as described above. Sony’s smartphone products are substantially dependent upon patents that relate to technologies specified in certain codec standards and are licensed by MPEG LA LLC, AT&T Inc. and Via Licensing Corporation, as well as patents that relate to CDMA technologies specified by the standard-setting bodies within the telecommunications industry and are licensed by Qualcomm Incorporated. Sony considers its overall license position beneficial to its operations.

Competition

In each of its principal product lines and services, Sony encounters intense competition throughout the world. Sony believes, however, that in the aggregate it competes successfully and has a major position in all of the principal product lines and services in which it is engaged, although the strength of its position varies with products and markets. Refer to “Risk Factors” in “Item 3. Key Information.”

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

Pictures

SPE faces intense competition from all forms of entertainment and other leisure activities to attract the attention of audiences worldwide. SPE competes with other motion picture studios and, to a lesser extent, with production companies to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products. In motion picture production and distribution, SPE faces competition to obtain exhibition and distribution outlets and optimal release dates for its products. In addition, SPE faces intense competition from other entertainment companies to acquire motion pictures and television programming from third parties. Competition in television production and distribution is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast and cable networks, direct broadcast satellite (“DBS”) providers, the Internet and other outlets both within and outside of the U.S. Furthermore, broadcast networks in the U.S. continue to produce their own shows internally. This competitive environment may result in fewer opportunities to produce shows for U.S. networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. SPE’s worldwide television networks compete for viewers with broadcast and cable networks, DBS providers, the Internet and other forms of entertainment. The growth in the number of networks around the world has increased the competition for advertising and subscription revenues, acquisition of programming, and distribution of SPE’s television networks by cable, satellite and other distribution systems.

Music

Success in the music industry is dependent to a large extent upon the artistic and creative abilities of artists, producers and employees and is subject to the vagaries of public taste. The Music segment’s future competitive position depends on its continuing ability to attract and develop artists and products that can achieve a high degree of public acceptance as well as offer efficient services.

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

Sony Bank has focused on providing retail asset management and mortgage services for individuals, and faces significant competition in Japan’s retail financial services market. Sony Bank competes with traditional banking institutions, regional banks, trust banks, non-bank companies, and newer financial groups providing online full-services of bank and brokerage in Japan.

Sony Life, Sony Assurance and Sony Bank may also compete with Japan Post Group, which provides banking and insurance services to individuals. While Japan Post Group has numerous post office locations throughout Japan and has enhanced its banking and insurance services in recent years, the major business domains where it has a competitive advantage have not yet overlapped with Sony’s.

In the Financial Services segment, it is important to maintain a strong and healthy financial foundation for the business as well as to meet diversifying customer needs. Sony Life and Sony Assurance have maintained a high solvency margin ratio, relative to the Japanese domestic minimum solvency margin ratio requirements. Sony Bank has maintained a sufficient capital adequacy ratio relative to the Japanese domestic criteria.

All Other

In network services, Sony believes that the success of the business is determined by the computational power and reliability of secured systems, and the ability to create new experiences via network services, such as the availability of attractive game software titles and a variety of video and music content. Sony DADC is facing intense price competition as well as contraction of worldwide physical media markets, as storage of digital content shifts from physical media to online servers. In such an environment, Sony DADC is facing the challenges of expanding its digital media services to meet customers’ preferences by taking advantage of digital media innovations as well as the development of digital telecommunication networks and the expansion of Internet services. So-net faces competition in the Internet service provider business from other service providers in Japan, including telecommunications companies that possess their own telecommunication lines. Rapid technological advancement has created many new opportunities but it has also increased the rate at which new and more efficient services must be brought to market to earn customer approval. Customer price elasticity is high, and users are able to change Internet service providers with increasing ease.

Government Regulations

Sony’s business activities are subject to various governmental regulations in different countries in which it operates, including regulations relating to: various business/investment approvals; trade affairs, including customs, import and export control; competition and antitrust; anti-bribery; advertising and promotion; intellectual property; broadcasting, consumer and business taxation; foreign exchange controls; personal information protection; product safety; labor; human rights; conflict; occupational health and safety; environmental; and recycling requirements.

In Japan, Sony’s insurance businesses are subject to the Insurance Business Act and approvals and oversight from the Financial Services Agency (“FSA”). The primary purpose of the Insurance Business Act and related regulations is to protect policyholders, not shareholders. The Insurance Business Act specifies the types of businesses insurance companies may engage in, imposes limits on the types and amounts of investments that can be made and requires insurance companies to maintain specified reserves and a minimum solvency margin ratio. In particular, life insurance companies must maintain a premium reserve (for the portion of their portfolio other than unearned premiums), an unearned premium reserve, a reserve for refunds with respect to certain insurance contracts of life insurance companies specified in the Insurance Business Act’s regulations, and a contingency reserve in amounts no lower than the amount of the “standard policy reserve” as set forth by the regulatory guidelines. The FSA maintains a solvency standard which is used by Japanese regulators to monitor the financial strength of insurance companies. From the fiscal year ended March 31, 2012, the mandatory methods for calculating total solvency margin and total risk were revised. The methods increased the stringency of margin inclusion and made risk measurement stricter and more sensitive. Non-life insurance companies are also required to provide a policy reserve. Sony Bank is also subject to regulation by the FSA under the Banking Act of Japan, including the requirement that it maintain a minimum capital adequacy ratio in accordance with capital adequacy guidelines adopted by the FSA based on the Basel III agreement, which have been applied incrementally since March 31, 2014. The FSA has broad regulatory powers over insurance and banking businesses in Japan, including the authority to grant or revoke operating licenses and to request information and conduct onsite inspections of books and records. Sony’s subsidiaries in the Financial Services segment are subject to the Japanese Insurance Business Act and Banking Act that require insurance and business companies to maintain their financial credibility and to secure protection for policy holders and depositors in view of the public importance of insurance and banking services. As such, lending and borrowing between subsidiaries in the Financial Service segment and the other companies within Sony Group is strictly limited.

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

For example, Sony has taken steps to comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), which requires the disclosure of information regarding certain conflict minerals, as defined by the Act, and has provided such disclosure to the U.S. Securities and Exchange Commission in 2014 for calendar year 2013.

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

Sony is aware that certain transactions during the fiscal year ended March 31, 2014, as described below, may be disclosable pursuant to Section 13(r) of the Exchange Act.

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

•

Before the beginning of the fiscal year ended March 31, 2014, Sony ceased its sales of professional equipment for use in television broadcasting to a third-party-owned dealer in Dubai, except for selling after-sales service parts and providing after-sales service training for such equipment, which were also ceased by the end of May 2013. The third-party-owned dealer in Dubai, to the best of Sony’s knowledge, may have resold such after-sales service parts and provided relevant after-sales services to the Islamic Republic of Iran Broadcasting, which we believe is a parent company of such dealer. During the fiscal year ended March 31, 2014, Sony’s gross revenue from these sales and training was approximately 14,000 U.S. dollars, and Sony has estimated that its net profit from such sales and training was approximately 11,000 U.S. dollars.

•

During the fiscal year ended March 31, 2014, a non-U.S. subsidiary of Sony sold medical instruments, including medical printers, paper and monitors to a third-party-owned dealer in Dubai, which, to the best of Sony’s knowledge, planned to resell those products to the Iranian Ministry of Health. Sony’s gross revenue from these sales was approximately 2.5 million U.S. dollars, and Sony has estimated that its net profit from such sales was less than 0.5 million U.S. dollars.

•

During the fiscal year ended March 31, 2014, a non-U.S. subsidiary of Sony closed a dormant bank account at Future Bank B.S.C. in Bahrain. Sony’s non-U.S. subsidiary closed the account in March 2014 and withdrew the remaining balance of the equivalent of 26,000 U.S. dollars, less de minimis fees.

•

Sony’s representative office in Tehran, Iran, has been under liquidation processes and no longer engaged in any operation or activities other than the matters necessary for liquidation during the fiscal year ended March 31, 2014. In the course of liquidation, the office may engage in certain incidental transactions (for example, permits, taxes, and other similar matters incidental to the wind-down of the office in Iran) with Iranian government-owned entities. No material revenues or profits are associated with these transactions with the Iranian government.

Sony is not aware of any other activity, transaction or dealing by Sony Corporation or any of its affiliates during the fiscal year ended March 31, 2014 that is disclosable in this report under Section 13(r) of the Exchange Act. As of the date of this report, Sony does not anticipate that transactions that may be disclosable, as discussed above, will continue during the fiscal year ending March 31, 2015, except as described above in connection with the wind-down of its representative office or for certain transactions through third-party-owned dealers that Sony believes to be intended for the Iranian Ministry of Health. Nevertheless, in the future, Sony may conduct additional sales activities in Iran through third-party-owned dealers/distributors, which may require disclosure pursuant to Section 13(r) of the Exchange Act. Sony intends to conduct any such sales in accordance with applicable law.

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

C.	Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

Name of company	Country of incorporation	(As of March 31, 2013) Percentage owned
Sony EMCS Corporation	Japan	100.0
Sony Semiconductor Corporation	Japan	100.0
Sony Marketing (Japan) Inc.	Japan	100.0
Sony Computer Entertainment Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Financial Holdings Inc.	Japan	60.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Americas Holding Inc.	U.S.A.	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Computer Entertainment America LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony Europe Limited	U.K.	100.0
Sony Computer Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Overseas Holding B.V.	Netherland	100.0
Sony Mobile Communications AB	Sweden	100.0
Sony Electronics Asia Pacific Pte. Ltd.	Singapore	100.0
Sony (China) Limited	China	100.0

D.	Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land in/on which such offices, plants and warehouses are located are owned by Sony.

The following table sets forth information as of March 31, 2014 with respect to plants used for the production of products mainly for electronics products and services with floor space of more than 500,000 square feet:

Location	Approximate floor space	Principal products produced
	(square feet)
In Japan:

Nagasaki (Sony Semiconductor Corporation — Nagasaki TEC)	2,306,000	CMOS image sensors and other semiconductors

Kumamoto (Sony Semiconductor Corporation — Kumamoto TEC)	2,123,000	CCDs, CMOS image sensors, LCDs and other semiconductors

Kagoshima (Sony Semiconductor Corporation — Kagoshima TEC)	1,767,000	CCDs and other semiconductors

Motomiya, Fukushima (Sony Energy Devices Corporation — Motomiya Plant)	961,000	Batteries

Kohda, Aichi (Sony EMCS Corporation — Tokai TEC — Kohda Site)	878,000	Home-use video cameras, compact digital cameras and interchangeable single-lens cameras

Inazawa, Aichi (Sony EMCS Corporation — Tokai TEC — Inazawa Site)	842,000	LCD televisions

Shimotsuke, Tochigi (Sony Energy Devices Corporation — Tochigi Plant)	803,000	Batteries

Tsuruoka, Yamagata (Sony Semiconductor Corporation — Yamagata TEC)	703,000	CMOS image sensors and other semiconductors

Koriyama, Fukushima (Sony Energy Devices Corporation — Koriyama Plant)	592,000	Batteries

Kosai, Shizuoka (Sony EMCS Corporation — Tokai TEC — Kosai Site)	546,000	Broadcast-and professional-use video equipment

Kisarazu, Chiba (Sony EMCS Corporation — Kisarazu TEC)	541,000	Blu-ray Disc players/recorders, audio equipment and video conference systems

Location	Approximate floor space	Principal products produced
	(square feet)
Outside of Japan:

Terre Haute, Indiana, U.S.A. (Sony DADC US Inc.)	2,428,000	Blu-ray Disc-ROMs, CDs, DVDs and UMDs (Universal Media Disc)

Huizhou, China (Sony Precision Devices (Huizhou) Co., Ltd.)	1,665,000	Optical pickups and LCDs

Wuxi, China (Sony Electronics (Wuxi) Co., Ltd., Sony Digital Products (Wuxi) Co., Ltd. and Sony (China) Ltd.)	1,882,000	Batteries and compact digital cameras

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	1,163,000	Audio equipment

Tuas, Singapore (Sony Electronics (Singapore) Pte. Ltd.)	811,000	Batteries

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	872,000	LCD televisions, TV components, Blu-ray Disc players/recorders and DVD-players/recorders

Guangzhou, China (Sony Electronics Huanan Co., Ltd.)	707,000	Optical pickups

Beijing, China (Sony Mobile Communications Co., Ltd.)	688,000	Mobile phones

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

On March 31, 2014, SCK Yamagata TEC was established in Japan. This facility uses semiconductor fabrication equipment and certain related assets acquired from Renesas Electronics Corporation. In March 2014, Sony announced that it had agreed to sell the NS Building, Building 4 and Building 5, and premises at Sony’s Gotenyama Technology Center to Sumitomo Realty & Development Co., Ltd., a Japanese real estate company.

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Operating Results for the Fiscal Year Ended March 31, 2014 compared with the Fiscal Year Ended March 31, 2013

Certain figures for the fiscal year ended March 31, 2013 have been revised from the versions previously disclosed. For further details, please refer to (5) Revisions of Note 2 of the consolidated financial statements.

Operating Performance

	Fiscal year ended March 31		Percent change
	2013	2014
	(Yen in billions)
Sales and operating revenue	6,795.5	7,767.3	+14.3%
Equity in net loss of affiliated companies	(6.9)	(7.4)	—
Operating income	226.5	26.5	-88.3%
Income before income taxes	242.1	25.7	-89.4%
Net income (loss) attributable to Sony Corporation’s stockholders	41.5	(128.4)	—

Sales

Sales and operating income (“sales”) were 7,767.3 billion yen, an increase of 14.3 percent compared to the fiscal year ended March 31, 2013 (“year-on-year”). This increase was primarily due to the favorable impact of foreign exchange rates, the launch of the PlayStation®4 (PS4™), as well as a significant increase in sales of smartphones. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

During the fiscal year ended March 31, 2014, the average rates of the yen were 100.2 yen against the U.S. dollar and 134.4 yen against the euro, which were 17.1 percent and 20.3 percent lower, respectively, than the fiscal year ended March 31, 2013.

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

Cost of Sales, Selling, General and Administrative Expenses and Other Operating (Income) Expense, net

Cost of sales for the fiscal year ended March 31, 2014 increased by 654.6 billion yen, or 14.6 percent year-on-year, to 5,140.1 billion yen, and the ratio of cost of sales to sales improved year-on-year from 77.4 percent to 75.8 percent.

Research and development costs (all research and development costs are included within cost of sales) decreased by 7.6 billion yen, or 1.6 percent year-on-year, to 466.0 billion yen. The ratio of research and development costs to sales was 6.9 percent compared to 8.2 percent in the fiscal year ended March 31, 2013.

SGA expenses increased by 270.9 billion yen, or 18.6 percent year-on-year, to 1,728.5 billion yen, mainly due to the impact of the depreciation of the yen, partially offset primarily by a decrease in early retirement costs. The ratio of SGA expenses to sales deteriorated year-on-year from 25.1 percent to 25.5 percent.

Other operating (income) expense, net resulted in an expense of 48.7 billion yen, compared with income of 235.2 billion yen in the fiscal year ended March 31, 2013. This decline was mainly due to a 122.2 billion yen gain from the sale of certain shares of M3, Inc. (“M3”) and the subsequent remeasurement of Sony’s remaining interest in M3, formerly a consolidated subsidiary, a 691 million U.S. dollar (65.5 billion yen) gain on the sale of Sony’s U.S. headquarters building, a 42.3 billion yen gain on the sale of Sony City Osaki in Tokyo and a 9.1 billion yen gain on the sale of the chemical products related business in the fiscal year ended March 31, 2013, while total impairment charges of 86.0 billion yen in the fiscal year ended March 31, 2014 included a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segment, a 25.6 billion yen impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business in All Other, and a 12.8 billion yen impairment charge related to long-lived assets in the PC business in the Mobile Products & Communications (“MP&C”) segment, partially offset by a gain of 12.8 billion yen from the sale of certain shares of M3. Refer to Notes 5, 8 and 20 of the consolidated financial statements.

Equity in Net Loss of Affiliated Companies

For the fiscal year ended March 31, 2014, equity in net loss of affiliated companies increased 0.4 billion yen year-on-year to 7.4 billion yen.

Operating Income (Loss)

For the fiscal year ended March 31, 2014, operating income decreased 200.0 billion yen year-on-year to 26.5 billion yen. This significant decrease was primarily due to a year-on-year decrease in gains on the sale of assets and remeasurement gains (see above), a recording of 91.7 billion yen in losses related to the PC business, including restructuring charges, compared to 38.6 billion yen in PC business-related losses recorded in the fiscal year ended March 31, 2013, and a recording of impairment charges in the battery business and in the disc manufacturing business. This decrease was partially offset by the favorable impact of foreign exchange rates, a significant improvement in operating results in the mobile phone business and a significant decrease in loss in Televisions.

Of the 91.7 billion yen in losses related to the PC business in the fiscal year ended March 31, 2014, 58.3 billion yen were costs related to the decision to exit the business, of which 45.5 billion yen was recorded in the MP&C segment and 12.8 billion yen was recorded in Corporate and elimination. The 12.8 billion yen represents restructuring costs related to reducing the scale of sales companies resulting from Sony’s exit from the PC business. Of the 58.3 billion yen, 40.9 billion yen was recognized as restructuring charges, and the remaining 17.4 billion yen was an expense primarily for the write-down of excess components in inventory. The following table provides a reconciliation of the PC business operating loss for the fiscal year ended March 31, 2014.

	MP&C	Corporate and elimination	Consolidated total
	(Billions of yen)
i. Impairment of long-lived assets	¥12.8	¥—	¥12.8
ii. Expenses to compensate suppliers for unused components	8.0	—	8.0
iii. Early retirement costs etc.	7.3	12.8	20.1

(I) Restructuring charges (i + ii + iii)	28.1	12.8	40.9
(II) Write-down of excess components in inventory etc.	17.4	—	17.4

PC exit costs (I+II)	45.5	12.8	58.3
Operating loss excluding exit cost	(33.3)	—	(33.3)

Total PC Operating Loss	¥(78.8)	¥(12.8)	¥(91.7)

Operating income for the fiscal year ended March 31, 2014 included a net benefit of 11.9 billion yen from insurance recoveries related to damages and losses incurred from the floods in Thailand (the “Floods”), which took place in the fiscal year ended March 31, 2012. Operating results for the fiscal year ended March 31, 2013 included a net benefit of 40.0 billion yen from the above-mentioned insurance recoveries.

Other Income and Expenses

For the fiscal year ended March 31, 2014, other income decreased by 26.2 billion yen, or 38.2 percent year-on-year, to 42.5 billion yen, while other expenses decreased by 9.9 billion yen, or 18.6 percent year-on-year, to 43.2 billion yen. The net amount of other income and other expenses was an expense of 0.8 billion yen, compared to income of 15.6 billion yen in the fiscal year ended March 31, 2013. This change was primarily due to a decrease in gain on sale of securities investments, partially offset by a decrease in interest recorded on borrowings. The sale of securities investments in the fiscal year ended March, 31, 2014 included a 7.4 billion yen gain on the sale of Sony’s shares in SKY Perfect JSAT Holdings Inc., which were sold in December 2013, while a 40.9 billion yen gain on the sale of Sony’s shares in DeNA Co., Ltd. (“DeNA”) was recorded in the fiscal year ended March 31, 2013.

A net foreign exchange loss of 9.2 billion yen was recorded in the fiscal year ended March 31, 2014, compared to a loss of 10.4 billion yen for the fiscal year ended March 31, 2013. This loss was mainly due to losses related to routine derivative contracts entered into to reduce risk caused by foreign exchange rate fluctuations.

Interest and dividends in other income of 16.7 billion yen was recorded in the fiscal year ended March 31, 2014, a decrease of 5.3 billion yen, or 24.3 percent year-on-year. Interest recorded in other expenses totaled 23.5 billion yen, a decrease of 3.2 billion yen, or 12.0 percent year-on-year.

Income (Loss) before Income Taxes

For the fiscal year ended March 31, 2014, income before income taxes was 25.7 billion yen, a decrease of 216.3 billion yen, or 89.4 percent year-on-year.

Income Taxes

During the fiscal year ended March 31, 2014, Sony recorded 94.6 billion yen of income tax expense, and Sony’s effective tax rate exceeded the Japanese statutory tax rate. During the fiscal year ended March 31, 2014,

Sony Corporation and certain of its subsidiaries which had established valuation allowances incurred losses and, as such, Sony continued to not recognize the associated tax benefits, although this was partially offset by the recording of certain tax benefits associated with the impact of gains in other comprehensive income. Sony also recorded additional tax reserves during the fiscal year ended March 31, 2014.

Net Income (Loss) Attributable to Sony Corporation’s Stockholders

For the fiscal year ended March 31, 2014, the net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 128.4 billion yen, compared to a net income of 41.5 billion yen in the fiscal year ended March 31, 2013.

Net income attributable to noncontrolling interests of 59.5 billion yen was recorded, a decrease of 0.6 billion yen year-on-year. This decrease was mainly due to the deconsolidation of M3 in the fiscal year ended March 31, 2013, partially offset by increased income at Sony Financial Holdings, Inc. (“SFH”), for which there is a noncontrolling interest of 40 percent.

Basic net loss per share attributable to Sony’s stockholders for the fiscal year ended March 31, 2014 was 124.99 yen, compared with the net income per share attributable to Sony’s stockholders of 41.32 yen in the fiscal year ended March 31, 2013, and diluted net loss per share attributable to Sony Corporation’s stockholders was 124.99 yen, compared with diluted net income per share of 38.79 yen in the fiscal year ended March 31, 2013. Refer to Note 22 of the consolidated financial statements.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 28 of the consolidated financial statements.

Business Segment Information

	Fiscal year ended March 31
	2013	2014	Percent change
	(Yen in billions)
Sales and operating revenue
Mobile Products & Communications	1,257.6	1,630.1	+29.6%
Game	707.1	979.2	+38.5
Imaging Products & Solutions	756.2	741.2	–2.0
Home Entertainment & Sound	994.8	1,168.6	+17.5
Devices	848.6	794.2	–6.4
Pictures	732.7	829.6	+13.2
Music	441.7	503.3	+13.9
Financial Services	1,002.4	993.8	–0.9
All Other	563.0	594.6	+5.6
Corporate and elimination	(508.6)	(467.3)	—

Consolidated	6,795.5	7,767.3	+14.3

	Fiscal year ended March 31
	2013	2014	Percent change
	(Yen in billions)
Operating income (loss)
Mobile Products & Communications	(97.2)	(75.0)	—%
Game	1.7	(8.1)	—
Imaging Products & Solutions	1.4	26.3	+1,725.7
Home Entertainment & Sound	(84.3)	(25.5)	—
Devices	43.9	(13.0)	—
Pictures	47.8	51.6	+8.0
Music	37.2	50.2	+34.9
Financial Services	142.2	170.3	+19.7
All Other	101.5	(58.6)	—

Sub-Total	194.3	118.2	–39.1
Corporate and elimination*	32.2	(91.7)	—

Consolidated	226.5	26.5	–88.3

* Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile acquisition, which are not allocated to segments.

Mobile Products & Communications

For the fiscal year ended March 31, 2014, sales increased 29.6 percent year-on-year to 1,630.1 billion yen. This significant increase was primarily due to a significant increase in unit sales of smartphones and an increase in the average selling price of smartphones as well as the favorable impact of foreign exchange rates, partially offset by a significant decrease in unit sales of PCs.

Operating loss decreased 22.1 billion yen year-on-year to 75.0 billion yen. This significant decrease in loss year-on-year was primarily due to a significant improvement in the operating results of the mobile phone business, resulting in the recording of a profit, partially offset by an increase in restructuring charges and increased operating losses in the PC business.

PC operating losses, including restructuring charges, in the MP&C segment were 78.8 billion yen, compared to a loss of 38.6 billion yen in the fiscal year ended March 31, 2013. Of the 78.8 billion yen in operating losses, 45.5 billion yen was for costs related to Sony’s decision to exit the PC business. Of the 45.5 billion yen, 28.1 billion yen was recognized as restructuring charges and the remaining 17.4 billion yen was an expense primarily for the write-down of excess components in inventory.

During the fiscal year ended March 31, 2014, restructuring charges, net, for the MP&C segment increased 26.6 billion yen year-on-year to 32.5 billion yen. Of the 32.5 billion yen, 28.1 billion yen was related to the PC business. This 28.1 billion yen includes a 12.8 billion yen impairment for long-lived assets, an 8.0 billion yen expense to compensate suppliers for unused components reflecting the termination of future manufacturing and 7.3 billion yen primarily in early retirement costs.

Below are the sales to outside customers by product category and the unit sales of major products:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31				Percent change
	2013		2014
	(Yen in millions)
Mobile Communications	733,622	(60.1)	1,191,787	(73.1)	+62.5%
Personal and Mobile Products	480,132	(39.4)	431,378	(26.5)	–10.2
Other	6,259	(0.5)	6,360	(0.4)	+1.6

MP&C Total	1,220,013	(100.0)	1,629,525	(100.0)	+33.6

Unit sales of major products

	Fiscal year ended March 31			Percent change
	2013	2014	Unit change
	(Units in millions)
Smartphones within Mobile Communications	33.0	39.1	+6.1	+18.5%
PCs within Personal and Mobile Products	7.6	5.6	–2.0	–26.3

Game

For the fiscal year ended March 31, 2014, sales increased 38.5 percent year-on-year to 979.2 billion yen. This significant increase was primarily due to the launch of the PS4 as well as the favorable impact of foreign exchange rates. PlayStation®3 (“PS3”) hardware unit sales decreased, although PS3 software sales increased.

An operating loss of 8.1 billion yen was recorded, compared to operating income of 1.7 billion yen in the fiscal year ended March 31, 2013. This year-on-year deterioration was primarily due to an increase in costs related to the launch of the PS4 as well as the recording of a 6.2 billion yen write-off of certain PC game software titles sold by Sony Online Entertainment LLC, partially offset by the above-mentioned increase in sales.

Unit sales of each platform within the segment

	Fiscal year ended March 31
	2013	2014	Unit change	Percent change
	(Units in millions, Yen in billions)
Hardware
Computer Entertainment System (PS4 / PS3 / PS2)*	16.5	14.6	–1.9	–11.5%
Portable Entertainment System (PS Vita / PSP)	7.0	4.1	–2.9	–41.4
Software (Sales)**	266	374	—	+40.6

*PS2 is not included in the fiscal year ended March 31, 2014.

**Software (Sales) includes sales of packaged software, networked software, and networked services in the Game segment.

Imaging Products & Solutions

For the fiscal year ended March 31, 2014, sales decreased 2.0 percent year-on-year to 741.2 billion yen. This decrease was primarily due to a significant decrease in unit sales of compact digital cameras and video cameras reflecting a contraction of these markets, partially offset by the favorable impact of foreign exchange rates.

Operating income increased 24.9 billion yen year-on-year to 26.3 billion yen. This significant increase year-on-year was mainly due to the favorable impact of foreign exchange rates and a decrease in restructuring charges, partially offset by the above-mentioned decrease in sales of video cameras. Restructuring charges, net, decreased 9.5 billion yen year-on-year to 3.4 billion yen.

Below are the sales to outside customers by product category and unit sales of major products:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2013		2014		Percent change
	(Yen in millions)
Digital Imaging Products	449,724	(59.7)	413,255	(56.0)	–8.1%
Professional Solutions	285,698	(38.0)	306,885	(41.6)	+7.4
Other	17,181	(2.3)	17,334	(2.4)	+0.9

IP&S Total	752,603	(100.0)	737,474	(100.0)	–2.0

Unit sales of major products

	Fiscal year ended March 31
	2013	2014	Unit change	Percent change
	(Units in millions)
Home-use video cameras within Digital Imaging Products	3.7	2.3	–1.4	–37.8%
Digital cameras within Digital Imaging Products*	17.0	11.5	–5.5	–32.4

*Digital cameras include compact digital cameras, interchangeable single-lens cameras, and lens style cameras.

Home Entertainment & Sound

For the fiscal year ended March 31, 2014, sales increased 17.5 percent year-on-year to 1,168.6 billion yen. This significant increase was primarily due to the favorable impact of foreign exchange rates and an improvement in LCD television product mix reflecting the introduction of high value-added models.

Operating loss decreased 58.8 billion yen year-on-year to 25.5 billion yen. This improvement was primarily due to an improvement in LCD television product mix and cost reductions. Restructuring charges, net, decreased 10.8 billion yen year-on-year to 1.6 billion yen.

In Televisions, sales increased 29.7 percent year-on-year to 754.3 billion yen. Operating loss* decreased 43.9 billion yen year-on-year to 25.7 billion yen.

* The operating loss in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Below are the sales to outside customers by product category and unit sales of major products:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2013		2014		Percent change
	(Yen in millions)
Televisions	581,475	(58.5)	754,308	(64.7)	+29.7%
Audio and Video	405,024	(40.8)	400,828	(34.4)	–1.0
Other	7,323	(0.7)	10,871	(0.9)	+48.5

HE&S Total	993,822	(100.0)	1,166,007	(100.0)	+17.3

Unit sales of major products

	Fiscal year ended March 31
	2013	2014	Unit change	Percent change
	(Units in millions)
LCD televisions within Televisions	13.5	13.5	+0	—%

Devices

For the fiscal year ended March 31, 2014, sales decreased 6.4 percent year-on-year to 794.2 billion yen. This decrease was primarily due to a decrease in sales of system LSIs primarily used for PS3s and the absence of sales from the chemical products related business in the fiscal year ended March 31, 2014, partially offset by the favorable impact of foreign exchange rates and a significant increase in sales of image sensors, reflecting higher demand for mobile products. Sales to external customers increased 0.9 percent year-on-year.

An operating loss of 13.0 billion yen was recorded, compared to operating income of 43.9 billion yen in the fiscal year ended March 31, 2013. This significant deterioration in operating results was primarily due to the recording of a 32.1 billion yen impairment charge related to long-lived assets in the battery business as well as a lower net benefit in the fiscal year ended March 31, 2014 from insurance recoveries related to damages and losses incurred from the Floods. Restructuring charges, net, decreased 10.2 billion yen year-on-year to 8.9 billion yen.

Below are the sales to outside customers by product category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2013		2014		Percent change
	(Yen in millions)
Semiconductors	301,915	(51.7)	336,845	(57.2)	+11.6
Components	271,654	(46.5)	249,856	(42.4)	–8.0
Other	10,399	(1.8)	2,493	(0.4)	–76.0

Devices Total	583,968	(100.0)	589,194	(100.0)	+0.9

Electronics*

* The term “Electronics” refers to the sum of the MP&C, Game, IP&S, HE&S and Devices segments.

Inventory

Total inventory of the Electronics segments above as of March 31, 2014 was 642.9 billion yen, an increase of 16.4 billion yen, or 2.6 percent compared with the level as of March 31, 2013.

Sales to Outside Customers by Geographic Area

Combined sales to outside customers by geographic area for the Electronics segments for the fiscal year ended March 31, 2014 increased year-on-year by 6 percent in Japan, 22 percent in the U.S., 34 percent in Europe, 11 percent in China, 29 percent in Asia-Pacific areas other than Japan and China (the “Asia-Pacific Area”) and by 9 percent in other geographic areas (“Other Areas”). Total combined sales in all areas increased 19 percent year-on-year.

In Japan, sales of products such as smartphones increased while sales of products such as image sensors decreased. In the U.S., sales in the game business increased. In Europe, sales of products such as smartphones and sales in the game business increased. In China, sales of products such as image sensors and LCD televisions increased. In the Asia-Pacific Area, sales of products such as smartphones increased. In Other Areas, sales of products such as smartphones increased while sales of products such as digital cameras decreased.

Manufacturing by Geographic Area

Approximately 55 percent of the Electronics segments’ total annual production during the fiscal year ended March 31, 2014 was in-house production, and approximately 45 percent was outsourced production.

Approximately 30 percent of the annual in-house production took place in Japan, including the production of compact digital cameras, home-use video cameras, LCD televisions, PCs, professional-use equipment, semiconductors and components such as batteries and storage media. Approximately 75 percent of the annual in-house production in Japan was destined for other countries. Production in China accounted for approximately 45 percent of the annual in-house production, approximately 70 percent of which was destined for other countries. Production in Asia, excluding Japan and China, accounted for approximately 20 percent of the annual in-house production, with approximately 50 percent destined for the Americas, Japan, Europe and China. Production in the Americas and Europe together accounted for approximately 5 percent of the annual in-house production, most of which was destined for local distribution and sale.

Pictures

The disclosure for sales to external customers for the Pictures segment has been expanded into the following three categories: Motion Pictures, Television Productions, and Media Networks. Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.

Pictures segment results presented below are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

For the fiscal year ended March 31, 2014, sales increased 13.2 percent year-on-year to 829.6 billion yen due to the favorable impact of the depreciation of the yen against the U.S. dollar. On a U.S. dollar basis, sales for the fiscal year ended March 31, 2014 decreased approximately 6 percent year-on-year. On a U.S. dollar basis, sales for Motion Pictures decreased significantly year-on-year due to lower theatrical and home entertainment revenues as the fiscal year ended March 31, 2013 benefitted from the strong performances of Skyfall, The Amazing Spider-Man and Men in Black 3 as well as a greater number of home entertainment releases. On a U.S. dollar basis, sales for Television Productions increased significantly year-on-year primarily due to the extension and expansion in scope of a licensing agreement for game shows produced by SPE, including Wheel of Fortune, and higher home entertainment and subscription video on demand revenues for the U.S. television series Breaking Bad. On a U.S. dollar basis, Media Networks revenues were also higher than the fiscal year ended March 31, 2013 due to an increase in advertising and digital game revenues.

Operating income increased by 3.8 billion yen year-on-year to 51.6 billion yen, primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar. On a U.S. dollar basis, operating income decreased by approximately 11 percent year-on-year. This decrease was primarily due to the lower Motion Pictures sales noted above and higher restructuring charges incurred during the fiscal year ended March 31, 2014. The current year’s operating results also reflect the underperformance of White House Down and After Earth. These lower results were partially offset by the higher sales for Television Productions noted above and a gain of 106 million U.S. dollars (10.3 billion yen) recognized on the sale of SPE’s music publishing catalog in the fiscal year ended March 31, 2014.

As of March 31, 2014, unrecognized license fee revenue at SPE was approximately 1.3 billion U.S. dollars. SPE expects to record this amount over the next ten years, having entered into contracts with television broadcasters to provide those broadcasters with completed motion pictures and television programming. The license fee revenue will be recognized in the fiscal year in which the product is made available for broadcast.

Below are the sales to outside customers by product category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2013		2014		Percent change
	(Yen in millions)
Motion Pictures	446,254	(61.0)	422,255	(50.9)	–5.4%
Television Productions	159,794	(21.8)	247,568	(29.9)	+54.9
Media Networks	126,079	(17.2)	158,845	(19.2)	+26.0

Pictures Total	732,127	(100.0)	828,668	(100.0)	+13.2

Music

The disclosure for sales to external customers for the Music segment has been expanded into the following three categories: Recorded Music, Music Publishing and Visual Media and Platform. Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

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

For the fiscal year ended March 31, 2014, sales increased 13.9 percent year-on-year to 503.3 billion yen primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar. On a constant currency basis, sales were essentially flat year-on-year. On a constant currency basis, Recorded Music sales decreased primarily due to a contraction of the Japanese music market, partially offset by continued digital revenue growth and strong performances of a number of recent releases in most regions excluding Japan. However, Music Publishing and Visual Media and Platform sales increased, resulting in overall segment sales being essentially flat year-on-year. Best-selling titles in the fiscal year ended March 31, 2014 included One Direction’s Midnight Memories, Daft Punk’s Random Access Memories, Beyoncé’s BEYONCÉ and Miley Cyrus’ Bangerz.

Operating income increased 13.0 billion yen year-on-year to 50.2 billion yen. This increase was primarily due to an improvement in equity in net income (loss) from affiliated companies, mainly EMI Music Publishing, the favorable impact of the depreciation of the yen against the U.S. dollar, and a decrease in restructuring charges.

Below are the sales to outside customers by product category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2013		2014		Percent change
	(Yen in millions)
Recorded Music	307,788	(71.3)	347,684	(70.7)	+13.0%
Music Publishing	52,764	(12.2)	66,869	(13.6)	+26.7
Visual Media & Platform	71,167	(16.5)	77,505	(15.7)	+8.9

Music Total	431,719	(100.0)	492,058	(100.0)	+14.0

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

Certain figures for the fiscal year ended March 31, 2013 have been revised from the versions previously disclosed. For further details, please refer to (5) Revisions of Note 2 of the consolidated financial statements.

Financial services revenue for the fiscal year ended March 31, 2014 decreased 0.9 percent year-on-year to 993.8 billion yen due to a decrease in revenue at Sony Life being essentially offset by a significant increase in revenue at Sony Bank primarily reflecting an improvement in foreign exchange gains and losses on foreign currency-denominated customer deposits. Revenue at Sony Life decreased 3.7 percent year-on-year to 882.4 billion yen. This decrease was due to a change in the product mix of new insurance policies, in which the initial payment of insurance premiums, such as for lump-sum payment endowment insurance, is deferred as deposits payable and not recognized as revenue in the period.

Operating income increased 28.1 billion yen year-on-year to 170.3 billion yen primarily due to the above-mentioned improvement in foreign exchange gains and losses on foreign currency-denominated customer deposits at Sony Bank. Operating income at Sony Life increased 2.4 billion yen year-on-year to 159.8 billion yen due to an improvement in investment performance in the general account primarily resulting from higher interest and dividend income.

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

Certain figures for the fiscal year ended March 31, 2013 have been revised from the versions previously disclosed. For further details, please refer to (5) Revisions of Note 2 of the consolidated financial statements.

	Fiscal year ended March 31
Financial Services segment	2013	2014
	(Yen in millions)
Financial services revenue	1,002,389	993,846
Financial services expenses	857,877	821,218
Equity in net loss of affiliated companies	(2,303)	(2,336)

Operating income	142,209	170,292
Other income (expenses), net	100	2

Income before income taxes	142,309	170,294
Income taxes and other	43,328	54,161

Net income of Financial Services	98,981	116,133

	Fiscal year ended March 31
Sony without the Financial Services segment	2013	2014
	(Yen in millions)
Net sales and operating revenue	5,799,582	6,780,504
Costs and expenses	5,713,090	6,921,294
Equity in net loss of affiliated companies	(4,645)	(5,038)

Operating income (loss)	81,847	(145,828)
Other income (expenses), net	23,147	7,800

Income (loss) before income taxes	104,994	(138,028)
Income taxes and other	117,013	53,290

Net loss of Sony without Financial Services	(12,019)	(191,318)

	Fiscal year ended March 31
Consolidated	2013	2014
	(Yen in millions)
Financial services revenue	999,276	988,944
Net sales and operating revenue	5,796,228	6,778,322

	6,795,504	7,767,266
Costs and expenses	6,562,053	7,733,397
Equity in net loss of affiliated companies	(6,948)	(7,374)

Operating income	226,503	26,495
Other income (expenses), net	15,581	(754)

Income before income taxes	242,084	25,741
Income taxes and other	200,544	154,110

Net income (loss) attributable to Sony Corporation’s Stockholders	41,540	(128,369)

All Other

Sales for the fiscal year ended March 31, 2014 increased 5.6 percent year-on-year, to 594.6 billion yen. The increase in sales is mainly due to significantly higher sales in the network business and favorable foreign exchange rates.

An operating loss of 58.6 billion yen was recorded for the fiscal year ended March 31, 2014, compared to an operating income of 101.5 billion yen in the fiscal year ended March 31, 2013. This deterioration was mainly due to the recording of a 122.2 billion yen gain from the sale of certain shares of M3 and the subsequent remeasurement of Sony’s remaining interest in M3, which was formerly a consolidated subsidiary of Sony in the fiscal year ended March 31, 2013, and the recording of a 25.6 billion yen impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business, partially offset by the recording of a 12.8 billion yen gain from the sale of certain shares of M3, and the recording of a 54 million U.S. dollar (5.6 billion yen) gain from the sale of all of the shares of Gracenote, Inc., a wholly-owned subsidiary of Sony Corporation of America in the fiscal year ended March 31, 2014.

Restructuring

In a highly competitive business environment, Sony has been undertaking a series of measures to revitalize and grow its electronics business. In February 2014, Sony announced significant steps to address reform of the PC and TV businesses, and reduce headcount in manufacturing, sales and headquarters / indirect functions. These headcount reduction initiatives are anticipated to result in annual fixed cost reductions of more than 100 billion yen starting in the fiscal year ending March 31, 2016, compared to the fiscal year ended March 31, 2014.

In the fiscal year ended March 31, 2014, Sony recorded restructuring charges of 80.6 billion yen, which includes 5.0 billion yen of non-cash charges related to depreciation associated with restructured assets, compared to 77.5 billion yen of restructuring charges recorded in the fiscal year ended March 31, 2013. There were 3.1 billion yen of non-cash charges related to depreciation associated with restructured assets in the fiscal year ended March 31, 2013. Restructuring charges increased by 3.1 billion yen or 4.0 percent year-on-year. Of the total 80.6 billion yen incurred in the fiscal year ended March 31, 2014, 41.8 billion yen were personnel related costs, primarily included in SGA expenses in the consolidated statements of income. These personnel-related costs decreased 33.4 percent year-on-year.

Restructuring charges for the fiscal year ended March 31, 2014 were related to restructuring initiatives primarily associated with the electronics businesses and Sony’s headquarters, as mentioned above.

Restructuring charges discussed in Item 5, which include non-cash charges related to depreciation associated with restructured assets, are described in Note 19 of the consolidated financial statements.

Foreign Exchange Fluctuations and Risk Hedging

During the fiscal year ended March 31, 2014, the average rates of the yen were 100.2 yen against the U.S. dollar and 134.4 yen against the euro, which were 17.1 percent and 20.3 percent lower, respectively, than the fiscal year ended March 31, 2013. For the latest yen exchange rates per U.S. dollar, refer to “Selected Financial Data” in “Item 3. Key Information.”

For the fiscal year ended March 31, 2014, consolidated sales were 7,767.3 billion yen, an increase of 14.3 percent year-on-year, while on a constant currency basis, sales decreased approximately 2 percent year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 26.5 billion yen was recorded in the fiscal year ended March 31, 2014, compared to consolidated operating income of 226.5 billion yen in the fiscal year ended March 31, 2013. Consolidate operating income decreased by 200.0 billion year-on-year, while it would have decreased by approximately 286.0 billion yen compared to the fiscal year ended March 31, 2013 on a constant currency basis. The foreign exchange fluctuations had a positive impact on the consolidated operating results mainly in Electronics.

The table below indicates the foreign exchange impact on sales and operating results in each of the segments. For a detailed analysis of segment performance, please refer to the “Operating Performance Highlights by Business Segment” in the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		Fiscal year ended March 31		Change in yen	Change on constant currency basis*	Impact of changes in foreign exchange rates
		2013	2014
		(Yen in billions)
MP&C	Sales	1,257.6	1,630.1	+29.6%	+6%	+293.5
	Operating loss	(97.2)	(75.0)	+22.1	+29.3	–7.2
Game	Sales	707.1	979.2	+38.5%	+16%	+156.4
	Operating income (loss)	1.7	(8.1)	–9.8	–19.8	+10.0
IP&S	Sales	756.2	741.2	–2.0%	–16%	+108.0
	Operating income	1.4	26.3	+24.9	–13.3	+38.2
HE&S	Sales	994.8	1,168.6	+17.5%	–2%	+198.3
	Operating loss	(84.3)	(25.5)	+58.8	+53.7	+5.1
Devices	Sales	848.6	794.2	–6.4%	–19%	+106.9
	Operating income (loss)	43.9	(13.0)	–56.9	–99.5	+42.6

During the fiscal year ended March 31, 2014, Sony estimated that a one yen appreciation against the U.S. dollar would have decreased consolidated sales by approximately 50 billion yen, with an increase in operating income of approximately 3 billion yen. A one yen appreciation against the euro was estimated to decrease consolidated sales by approximately 10 billion yen, with a corresponding decrease in operating income of approximately 7 billion yen. For more details, please refer to Foreign exchange rate fluctuations can affect Sony’s operating results and financial condition. in Risk Factors, under “Item 3. Key Information.”

In addition, sales for the Pictures segment increased 13.2 percent year-on-year to 829.6 billion yen, while sales decreased approximately 6 percent on a constant currency (U.S. dollar) basis. In the Music segment, sales increased 13.9 percent year-on-year to 503.3 billion yen, while sales were essentially flat year-on-year on a constant currency basis. For a detailed analysis of segment performance, please refer to the Pictures and Music segments under “Operating Performance by Business Segment.” Sony’s Financial Services segment consolidates the yen-based results of SFH. As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.

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

Sony Global Treasury Services Plc (“SGTS”) in London provides integrated treasury services for Sony Corporation, its subsidiaries, and affiliated companies. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS to hedge their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. Sony’s policy of concentrating its foreign exchange exposures means that SGTS and Sony Corporation hedge most of the net foreign exchange exposure within the Sony group. Sony has a policy on the use of derivatives that, in principle, SGTS should centrally deal with and manage derivatives with financial institutions for risk management purposes. SGTS enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of these transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures for a period of one to three months before the actual transactions take place. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment. In the Financial Services segment, Sony uses derivatives primarily for ALM.

To minimize the effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segments, Sony seeks, when appropriate, to localize material and parts procurement, design and manufacturing operations in areas outside of Japan.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses. The notional amount and the net fair value of all the foreign exchange derivative contracts as of March 31, 2014 were 2,014.1 billion yen and a liability of 3.1 billion yen, respectively. Refer to Note 14 of the consolidated financial statements.

* Note: In this section, the descriptions of sales on a constant currency basis reflects sales obtained by applying the yen’s monthly average exchange rates from the fiscal year ended March 31, 2013 to local currency-denominated monthly sales in the fiscal year ended March 31, 2014. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting costs of sales, and SGA expenses on a constant currency basis from sales on a constant currency basis. Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates in the fiscal year ended March 31, 2013 to the corresponding local currency-denominated monthly cost of sales and SGA expenses in the fiscal year ended March 31, 2014. In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis. Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measured in accordance with U.S. GAAP. Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that disclosing sales and operating income (loss) information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Operating Results for the Fiscal Year Ended March 31, 2013 compared with the Fiscal Year Ended March 31, 2012

Certain figures for the fiscal year ended March 31, 2013 and for the fiscal year ended March 31, 2012 have been revised from the versions previously disclosed. For further details, please refer to (5) Revisions of Note 2 of the consolidated financial statements.

For the fiscal year ended March 31, 2013, consolidated sales increased year-on-year primarily due to the impact of consolidating Sony Mobile Communications AB (“Sony Mobile”, formerly known as Sony Ericsson Mobile Communication AB (“Sony Ericsson”)) as a wholly-owned subsidiary, the favorable impact of foreign exchange rates and an increase in financial services revenue in the Financial Services segment. Consolidated operating income was recorded, compared to a loss in the fiscal year ended March 31, 2012 primarily due to the recording of sale and remeasurement gains associated with the sale of assets. Net income attributable to Sony Corporation’s stockholders was recorded, compared to a net loss in the fiscal year ended March 31, 2012.

Operating Performance

	Fiscal year ended March 31
	2012	2013	Percent change
	(Yen in billions)
Sales and operating revenue	6,493.1	6,795.5	+4.7%
Equity in net loss of affiliated companies	(121.7)	(6.9)	—
Operating income (loss)	(65.7)	226.5	—
Income (loss) before income taxes	(80.9)	242.1	—
Net income (loss) attributable to Sony Corporation’s stockholders	(455.0)	41.5	—

Sales

Sales were 6,795.5 billion yen, an increase of 4.7 percent compared to the fiscal year ended March 31, 2012 (“year-on-year”). This increase was primarily due to the impact of consolidating Sony Mobile as a wholly-owned subsidiary, the favorable impact of foreign exchange rates and an increase in financial services revenue in the Financial Services segment. Partially offsetting the increase in sales was a decrease in unit sales of key electronics products and the negative impact resulting from the sales of the small- and medium-sized display business and the chemical products related business. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

During the fiscal year ended March 31, 2013, the average rates of the yen were 83.1 yen against the U.S. dollar and 107.2 yen against the euro, which were 6.1 percent lower and 0.3 percent higher, respectively, than the fiscal year ended March 31, 2012.

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

Cost of Sales, Selling, General and Administrative Expenses and Other Operating (Income) Expense, net

Cost of sales for the fiscal year ended March 31, 2013 increased by 99.0 billion yen, or 2.3 percent year-on-year, to 4,485.4 billion yen, and the ratio of cost of sales to sales improved year-on-year from 77.9 percent to 77.4 percent.

Research and development costs (all research and development costs are included within cost of sales) increased by 40.1 billion yen, or 9.3 percent year-on-year, to 473.6 billion yen, mainly due to the consolidation of Sony Mobile from February 16, 2012. The ratio of research and development costs to sales was 8.2 percent compared to 7.7 percent in the fiscal year ended March 31, 2012.

SGA expenses increased by 82.4 billion yen, or 6.0 percent year-on-year, to 1,457.6 billion yen, mainly due to the impact of the depreciation of the yen and an increase in restructuring charges related mainly to employee termination benefits. The ratio of SGA expenses to sales deteriorated year-on-year from 24.4 percent to 25.1 percent.

Other operating (income) expense, net resulted in income of 235.2 billion yen, compared with income of 59.6 billion yen in the fiscal year ended March 31, 2012. This increase was mainly due to a 122.2 billion yen gain from the sale of certain shares of M3, Inc. (“M3”) and the subsequent remeasurement of Sony’s remaining interest in M3, formerly a consolidated subsidiary, a 691 million U.S. dollar (65.5 billion yen) gain on the sale of Sony’s U.S. headquarters building, a 42.3 billion yen gain on the sale of Sony City Osaki in Tokyo and a 9.1 billion yen gain on the sale of the chemical products related business. Refer to Notes 5, 8 and 20 of the consolidated financial statements.

Equity in Net Income (Loss) of Affiliated Companies

For the fiscal year ended March 31, 2013, equity in net loss of affiliated companies, decreased 114.7 billion yen year-on-year to 6.9 billion yen. This improvement was primarily due to the absence of equity in net loss for S-LCD Corporation (“S-LCD”) of 64.1 billion yen and equity in net loss for Sony Ericsson of 57.7 billion yen, which were both accounted for under the equity method in the fiscal year ended March 31, 2012.

Operating Income (Loss)

For the fiscal year ended March 31, 2013, operating income of 226.5 billion yen was recorded, compared to an operating loss of 65.7 billion yen in the fiscal year ended March 31, 2012. This significant improvement was primarily due to the recording of sale and remeasurement gains associated with the sale of assets undertaken as a part of Sony’s efforts to transform its business portfolio and strengthen its financial structure, a decrease in losses from Televisions in accordance with the Television Profitability Improvement Plan, and an improvement in the operating results of the Devices segment, the Financial Services segment and the Pictures segment. Operating results of the MP&C segment, the Game segment and the IP&S segment deteriorated. A 102.3 billion yen remeasurement gain associated with obtaining control of Sony Mobile was recorded in the MP&C segment in the fiscal year ended March 31, 2012. For further details, see the “Operating Performance by Business Segment”.

Operating results for the fiscal year ended March 31, 2013 included a net benefit of 40.0 billion yen from insurance recoveries related to damages and losses incurred from the floods in Thailand (the “Floods”), which took place in the fiscal year ended March 31, 2012.

Other Income and Expenses

For the fiscal year ended March 31, 2013, other income increased by 45.2 billion yen, or 192.4 percent year-on-year, to 68.7 billion yen, while other expenses increased by 14.3 billion yen, or 37.1 percent year-on-year, to 53.1 billion yen. The net amount of other income and other expenses was income of 15.6 billion yen, compared to an expense of 15.2 billion yen in the fiscal year ended March 31, 2012. The change from other expense, net to other income, net was primarily due to an increase in gain on sale of securities investments partially offset by an increase in net foreign exchange loss. The sale of securities investments in the fiscal year ended March 31, 2013 included a 40.9 billion yen gain on the sale of Sony’s shares in DeNA, which were sold in March 2013.

A net foreign exchange loss of 10.4 billion yen was recorded, compared to a loss of 5.1 billion yen for the fiscal year ended March 31, 2012. This loss was mainly due to losses related to routine derivative contracts entered into to reduce risk caused by foreign exchange rate fluctuations.

Interest and dividends in other income of 22.0 billion yen was recorded in the fiscal year ended March 31, 2013, an increase of 6.9 billion yen, or 45.6 percent year-on-year. Interest recorded in other expenses totaled 26.7 billion yen, an increase of 3.9 billion yen, or 17.1 percent year-on-year.

Income (Loss) before Income Taxes

For the fiscal year ended March 31, 2013, income before income taxes was 242.1 billion yen, compared to a loss of 80.9 billion yen in the fiscal year ended March 31, 2012.

Income Taxes

During the fiscal year ended March 31, 2013, Sony recorded 140.4 billion yen of income tax expense. As of March 31, 2012, Sony had established a valuation allowance against certain deferred tax assets for Sony Corporation and its national tax filing group in Japan, the consolidated tax filing group in the U.S., and certain other subsidiaries. During the fiscal year ended March 31, 2013, certain of these tax filing groups and subsidiaries incurred losses, and as such Sony continued to not recognize the associated tax benefits. As a result, Sony’s effective tax rate for the fiscal year ended March 31, 2013 exceeded the Japanese statutory tax rate. Income tax expense decreased 176.4 billion yen as compared to the fiscal year ended March 31, 2012, which was primarily due to a non-cash charge recorded in the fiscal year ended March 31, 2012 to establish a valuation allowance of 260.3 billion yen against certain deferred tax assets held by subsidiaries in the U.S., Japan and the U.K. Refer to Note 21 of the consolidated financial statements.

Net Income (Loss) Attributable to Sony Corporation’s Stockholders

For the fiscal year ended March 31, 2013, net income attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 41.5 billion yen, compared to a net loss of 455.0 billion yen in the fiscal year ended March 31, 2012.

Net income attributable to noncontrolling interests of 60.1 billion yen was recorded, an increase of 2.8 billion yen year-on-year. This increase was mainly due to the increased income at Sony Financial Holdings, Inc. (“SFH”), for which there is a noncontrolling interest of 40 percent. For details of operating results in the Financial Services segment, refer to “Operating Performance by Business Segment” below.

Basic net income per share attributable to Sony’s stockholders was 41.32 yen and diluted net income per share attributable to Sony Corporation’s stockholders was 38.79 yen compared with basic and diluted net losses per share of 453.42 yen, respectively, in the fiscal year ended March 31, 2012. Refer to Note 22 of the consolidated financial statements.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 28 of the consolidated financial statements.

Business Segment Information

	Fiscal year ended March 31		Percent change
	2012	2013
	(Yen in billions)
Sales and operating revenue
Mobile Products & Communications*	622.7	1,257.6	+102.0%
Game	805.0	707.1	–12.2
Imaging Products & Solutions	785.1	756.2	–3.7
Home Entertainment & Sound	1,286.3	994.8	–22.7
Devices	1,026.6	848.6	–17.3
Pictures	657.7	732.7	+11.4
Music	442.8	441.7	–0.2
Financial Services	868.7	1,002.4	+15.4
All Other	506.5	563.0	+11.1
Corporate and elimination	(508.2)	(508.6)	—

Consolidated	6,493.1	6,795.5	+4.7

	Fiscal year ended March 31		Percent change
	2012	2013
	(Yen in billions)
Operating income (loss)
Mobile Products & Communications**	7.2	(97.2)	—%
Game	29.3	1.7	–94.1
Imaging Products & Solutions	19.6	1.4	–92.7
Home Entertainment & Sound	(199.5)	(84.3)	—
Devices	(22.1)	43.9	—
Pictures	34.1	47.8	+40.1
Music	36.9	37.2	+0.9
Financial Services	129.3	142.2	+10.0
All Other	(34.0)	101.5	—

Sub-Total	(0.9)	194.3	—
Corporate and elimination***	(66.6)	32.2	—

Consolidated	(65.7)	226.5	—

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

On a pro forma basis, had Sony Mobile been fully consolidated for the entire fiscal year ended March 31, 2012, segment sales would have increased approximately 18 percent. This significant increase was due to an increase in sales of mobile phones primarily resulting from higher average selling prices, reflecting a product portfolio shift to smartphones from feature phones, and higher unit sales of smartphones, partially offset by lower sales of PCs.

An operating loss of 97.2 billion yen was recorded, compared to operating income of 7.2 billion yen in the fiscal year ended March 31, 2012. This significant deterioration was primarily due to the inclusion of a 102.3 billion yen remeasurement gain associated with obtaining control of Sony Mobile in the fiscal year ended March 31, 2012, the above-mentioned decrease in sales of PCs and the unfavorable impact of foreign exchange rates. The depreciation of the yen unfavorably impacted operating results, primarily because the proportion of U.S. dollar-based costs to total costs was higher than the proportion of U.S. dollar-based revenue to total revenue in the MP&C segment. Restructuring charges, net, increased 3.9 billion yen year-on-year to 5.9 billion yen.

On a pro forma basis, had Sony Mobile been fully consolidated for the entire fiscal year ended March 31, 2012, operating loss would have been approximately 102.0 billion yen. This loss does not include the above-mentioned 102.3 billion yen remeasurement gain. The decrease in operating loss compared to the fiscal year ended March 31, 2012 on a pro forma basis was primarily due to the impact of the above-mentioned increase in sales of mobile phones, partially offset by the impact of the lower sales of PCs.

Below are the sales to outside customers by product category and the unit sales of major products:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31				Percent change
	2012		2013
	(Yen in millions)
Mobile Communications*	77,732	(12.5)	733,622	(60.1)	+843.8%
Personal and Mobile Products	538,816	(86.6)	480,132	(39.4)	–10.9
Other	5,867	(0.9)	6,259	(0.5)	+6.7

MP&C Total	622,415	(100.0)	1,220,013	(100.0)	+96.0

* Sales for Mobile Communications during the fiscal year ended March 31, 2012 were sales after the consolidation of Sony Mobile from February 16, 2012 through March 31, 2012.

Unit sales of major products

	Fiscal year ended March 31
	2012		2013	Unit change	Percent change
	(Units in millions)
Smartphones within Mobile Communications	22.5	*	33.0	+10.5	+46.7%
PCs within Personal and Mobile Products	8.4		7.6	–0.8	–9.5

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

Imaging Products & Solutions

For the fiscal year ended March 31, 2013, sales decreased 3.7 percent year-on-year to 756.2 billion yen. This decrease was primarily due to a significant decrease in unit sales of compact digital cameras, reflecting a contraction of the low-end of the market, as well as a significant decrease in unit sales of video cameras reflecting a contraction of the market, partially offset by significantly higher sales of interchangeable single-lens cameras and the favorable impact of foreign exchange rates.

Operating income decreased 18.2 billion yen year-on-year to 1.4 billion yen. This significant decrease was mainly due to the impact of the above-mentioned decrease in sales and an increase in restructuring charges. Restructuring charges, net, increased 11.4 billion yen year-on-year to 12.9 billion yen.

Below are the sales to outside customers by product category and unit sales of major products:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2012		2013		Percent change
	(Yen in millions)
Digital Imaging Products	489,526	(62.7)	449,724	(59.7)	–8.1%
Professional Solutions	280,645	(36.0)	285,698	(38.0)	+1.8
Other	10,251	(1.3)	17,181	(2.3)	+67.6

IP&S Total	780,422	(100.0)	752,603	(100.0)	–3.6

Unit sales of major products

	Fiscal year ended March 31
	2012	2013	Unit change	Percent change
	(Units in millions)
Home-use video cameras within Digital Imaging Products	4.4	3.7	–0.7	–15.9%
Compact digital cameras within Digital Imaging Products	21.0	15.0	–6.0	–28.6

Home Entertainment & Sound

For the fiscal year ended March 31, 2013, sales decreased 22.7 percent year-on-year to 994.8 billion yen. This significant decrease was primarily due to a significant decrease in LCD television unit sales.

Operating loss decreased 115.1 billion yen year-on-year to 84.3 billion yen. This significant improvement in operating results was primarily due to the absence of 64.1 billion yen of equity in net loss for S-LCD recorded in the fiscal year ended March 31, 2012 and reductions in LCD panel related expenses and operating expenses. Included in the reduction of LCD panel related expenses was the impact of not having incurred any expenses for the low capacity utilization of S-LCD in the fiscal year ended March 31, 2013. The above initiatives were conducted in accordance with the Television Profitability Improvement Plan announced in November 2011. Restructuring charges, net, increased 7.0 billion yen year-on-year to 12.4 billion yen.

In Televisions, sales decreased 31.1 percent year-on-year to 581.5 billion yen and operating loss* decreased 134.1 billion yen year-on-year to 69.6 billion yen.

* The operating loss in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Below are the sales to outside customers by product category and unit sales of major products:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2012		2013		Percent change
	(Yen in millions)
Televisions	843,464	(65.6)	581,475	(58.5)	–31.1%
Audio and Video	433,800	(33.7)	405,024	(40.8)	–6.6
Other	8,569	(0.7)	7,323	(0.7)	–14.5

HE&S Total	1,285,833	(100.0)	993,822	(100.0)	–22.7

Unit sales of major products

	Fiscal year ended March 31
	2012	2013	Unit change	Percent change
	(Units in millions)
LCD televisions within Televisions	19.6	13.5	–6.1	–31.1%
Blu-ray Disc players / recorders within Audio and Video	7.0	6.3	–0.7	–10.0

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

Operating income of 43.9 billion yen was recorded, compared to an operating loss of 22.1 billion yen in the fiscal year ended March 31, 2012. This significant improvement was primarily due to the recording of a 19.2 billion yen expense associated with the sale of the small- and medium-sized display business in the fiscal year ended March 31, 2012, the above-mentioned increase in sales of image sensors, and the recording of a 9.1 billion yen gain on the sale of the chemical products related business. The net benefit from insurance recoveries related to damages and losses incurred from the Floods increased year-on-year. Restructuring charges, net, decreased 8.2 billion yen year-on-year to 19.1 billion yen.

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

Electronics*

* The term “Electronics” refers to the sum of the MP&C, Game, IP&S, HE&S and Devices segments.

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

Pictures

The disclosure for sales to external customers for the Pictures segment has been expanded into the following three categories: Motion Pictures, Television Productions, and Media Networks. Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. The information below has been revised to reflect the expansion of disclosure mentioned above.

Pictures segment results presented below are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

For the fiscal year ended March 31, 2013, sales increased 11.4 percent year-on-year to 732.7 billion yen primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar. On a U.S. dollar basis, sales for the fiscal year ended March 31, 2013 increased approximately 4 percent year-on-year. On a U.S. dollar basis, Motion Pictures revenues increased year-on-year due to significantly higher theatrical revenues from the fiscal year ended March 31, 2013 film slate, partially offset by the sale of a participation interest in Spider-Man merchandising rights in the fiscal year ended March 31, 2012. Films that significantly contributed to the higher theatrical revenues included Skyfall and The Amazing Spider-Man. On a U.S. dollar basis, Television Productions revenues increased year-on-year primarily due to higher home entertainment revenues from U.S. made-for-cable television programming. On a U.S. dollar basis, Media Networks revenues increased year-on-year primarily due to higher subscription revenues from SPE’s television networks.

Operating income increased by 13.7 billion yen year-on-year to 47.8 billion yen. On a U.S. dollar basis, operating income increased by approximately 27 percent. This significant increase was primarily due to the stronger performance of the fiscal year ended March 31, 2013 film slate and lower theatrical marketing expenses, partially offset by 21.4 billion yen of operating income generated from the above-noted sale of a participation interest in Spider-Man merchandising rights during the fiscal year ended March 31, 2012. The performance of the fiscal year ended March 31, 2013 film slate reflects the strong theatrical performance of the two films mentioned above, partially offset by the underperformance of Total Recall. The segment results also benefitted from higher home entertainment revenues from U.S. made-for-cable programming.

As of March 31, 2013, unrecognized license fee revenue at SPE was approximately 1.5 billion U.S. dollars. SPE expects to record this amount over the next ten years, having entered into contracts with television broadcasters to provide those broadcasters with completed motion pictures and television programming. The license fee revenue will be recognized in the fiscal year in which the product is made available for broadcast.

Below are the sales to outside customers by product category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2012		2013		Percent change
	(Yen in millions)
Motion Pictures	393,602	(60.0)	446,254	(61.0)	+13.4%
Television Productions	145,817	(22.2)	159,794	(21.8)	+9.6
Media Networks	116,678	(17.8)	126,079	(17.2)	+8.1

Pictures Total	656,097	(100.0)	732,127	(100.0)	+11.6

Music

The disclosure for sales to external customers for the Music segment has been expanded into the following three categories: Recorded Music, Music Publishing and Visual Media and Platform. Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles. The information below has been revised to reflect the expansion of disclosure mentioned above.

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

For the fiscal year ended March 31, 2013, sales were essentially flat at 441.7 billion yen as a decrease in Recorded Music revenues was offset by an increase in Music Publishing Revenues. The decrease in Recorded Music revenues was due to the continued worldwide contraction of the physical music market and the impact of a larger number of successful releases in Japan in the fiscal year ended March 31, 2012, offset by the favorable impact of the depreciation of the yen against the U.S. dollar, and growth in digital revenue. The increase in revenues for Music Publishing was primarily due to the fees earned on the administration of the EMI Music Publishing catalog. Visual Media and Platform sales were essentially flat year-on-year. Best-selling titles included One Direction’s Take Me Home and Up All Night, P!nk’s The Truth about Love, and Justin Timberlake’s The 20/20 Experience.

Operating income increased 0.3 billion yen year-on-year to 37.2 billion yen. Operating income was essentially flat primarily due to the growth in digital revenue, lower restructuring charges and the favorable impact of the depreciation of the yen against the U.S. dollar, offset by the above-mentioned lower sales in Japan, and the recognition in the fiscal year ended March 31, 2012 of a benefit related to digital license revenues and a favorable U.S. legal settlement concerning copyright infringement.

Below are the sales to outside customers by product category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2012		2013		Percent change
	(Yen in millions)
Recorded Music	311,979	(72.4)	307,788	(71.3)	–1.3%
Music Publishing	48,095	(11.2)	52,764	(12.2)	+9.7
Visual Media & Platform	70,677	(16.4)	71,167	(16.5)	+0.7

Music Total	430,751	(100.0)	431,719	(100.0)	+0.2

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

Certain figures for the fiscal year ended March 31, 2013 and for the fiscal year ended March 31, 2012 have been revised from the versions previously disclosed. For further details, please refer to (5) Revisions of Note 2 of the consolidated financial statements.

Financial services revenue for the fiscal year ended March 31, 2013 increased 15.4 percent year-on-year to 1,002.4 billion yen primarily due to a significant increase in revenue at Sony Life. Revenue at Sony Life increased 18.3 percent year-on-year to 916.5 billion yen. This increase was primarily due to a significant increase in insurance premium revenue reflecting a steady increase in policy amount in force and significantly improved investment performance in the separate account resulting primarily from a significant rise in the Japanese stock market compared to the fiscal year ended March 31, 2012.

Operating income increased 12.9 billion yen year-on-year to 142.2 billion yen. This increase was mainly due to an increase in operating income at Sony Life, partially offset by an increase in foreign exchange losses on foreign-currency-denominated customer deposits at Sony Bank. Operating income at Sony Life increased 24.6 billion yen year-on-year to 157.3 billion yen. This increase was primarily due to a decrease in the provision of policy reserves pertaining to minimum guarantees for variable insurance and an improvement in investment performance in the general account, driven primarily by the above-mentioned improvement in the Japanese stock market.

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

Certain figures for the fiscal years ended March 31, 2013 and 2012 have been revised from the versions previously disclosed. For further details, please refer to (5) Revisions of Note 2 of the consolidated financial statements.

	Fiscal year ended March 31
Financial Services segment	2012	2013
	(Yen in millions)
Financial services revenue	868,661	1,002,389
Financial services expenses	738,126	857,877
Equity in net loss of affiliated companies	(1,252)	(2,303)

Operating income	129,283	142,209
Other income (expenses), net	1,069	100

Income before income taxes	130,352	142,309
Income taxes and other	18,394	43,328

Net income of Financial Services	111,958	98,981

	Fiscal year ended March 31
Sony without the Financial Services segment	2012	2013
	(Yen in millions)
Net sales and operating revenue	5,630,998	5,799,582
Costs and expenses	5,707,962	5,713,090
Equity in net loss of affiliated companies	(120,445)	(4,645)

Operating income (loss)	(197,409)	81,847
Other income (expenses), net	(8,518)	23,147

Income (loss) before income taxes	(205,927)	104,994
Income taxes and other	310,986	117,013

Net loss of Sony without Financial Services	(516,913)	(12,019)

	Fiscal year ended March 31
Consolidated	2012	2013
	(Yen in millions)
Financial services revenue	865,737	999,276
Net sales and operating revenue	5,627,346	5,796,228

	6,493,083	6,795,504
Costs and expenses	6,437,049	6,562,053
Equity in net loss of affiliated companies	(121,697)	(6,948)

Operating income (loss)	(65,663)	226,503
Other income (expenses), net	(15,248)	15,581

Income (loss) before income taxes	(80,911)	242,084
Income taxes and other	374,127	200,544

Net income (loss) attributable to Sony Corporation’s Stockholders	(455,038)	41,540

All Other

Sales for the fiscal year ended March 31, 2013 increased 11.1 percent year-on-year, to 563.0 billion yen. The increase in sales is mainly due to significantly higher sales in the network business and favorable foreign exchange rates.

Operating income of 101.5 billion yen was recorded for the fiscal year ended March 31, 2013, compared to an operating loss of 34.0 billion yen in the fiscal year ended March 31, 2012. This improvement was mainly due to a 122.2 billion yen gain from the sale of certain shares of M3 and the subsequent remeasurement of Sony’s remaining interest in M3, which was formerly a consolidated subsidiary of Sony, higher sales and a decrease in impairment losses in the network business.

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

In the fiscal year ended March 31, 2013, Sony recorded restructuring charges of 77.5 billion yen, which includes 3.1 billion yen of non-cash charges related to depreciation associated with restructured assets, compared to 54.8 billion yen of restructuring charges recorded in the fiscal year ended March 31, 2012. There were 2.1 billion yen of non-cash charges related to depreciation associated with restructured assets in the fiscal year ended March 31, 2012. Restructuring charges increased by 22.7 billion yen or 41.5 percent year-on-year. Of the total 77.5 billion yen incurred in the fiscal year ended March 31, 2013, 62.8 billion yen were personnel related costs, primarily included in SGA expenses in the consolidated statements of income. These personnel-related costs increased 146.5 percent compared to the fiscal year ended March 31, 2012. This increase was primarily due to the implementation of early retirement programs, including headcount reductions at Sony Corporation and major consolidated electronics subsidiaries in Japan and the closure of a production facility in Japan to streamline organization of the electronics business and increase operational efficiency in accordance with the restructuring of the electronics business announced in October 2012.

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

Foreign Exchange Fluctuations and Risk Hedging

During the fiscal year ended March 31, 2013, the average rates of the yen were 83.1 yen against the U.S. dollar and 107.2 yen against the euro, which was 6.1 percent lower and 0.3 percent higher, respectively, than the fiscal year ended March 31, 2012. For the latest yen exchange rates per U.S. dollar, refer to “Selected Financial Data” in “Item 3. Key Information.”

During the fiscal year ended March 31, 2013, monetary easing policies were adopted in several industrialized nations around the world. In particular, in September 2012, the U.S. Federal Reserve Board introduced QE3 (Quantitative Easing program 3) and in April 2013 the Bank of Japan introduced “Quantitative and Qualitative Monetary Easing”.

For the fiscal year ended March 31, 2013, consolidated sales were 6,800.9 billion yen, an increase of 4.7 percent year-on-year, while on a constant currency basis, sales increased approximately 2 percent year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 230.1 billion yen was recorded in the fiscal year ended March 31, 2013, compared to operating loss of 67.3 billion yen in the fiscal year ended March 31, 2012. Operating results improved by 297.4 billion yen year-on-year, while it would have improved by approximately 316.6 billion yen compared to the fiscal year ended March 31, 2012, on a constant currency basis. The foreign exchange fluctuations had an adverse impact on the consolidated operating results mainly in Electronics.

The table below indicates the foreign exchange impact on sales and operating results in each of the segments. For a detailed analysis of segment performance, please refer to the “Operating Performance Highlights by Business Segment” in the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		Fiscal year ended March 31		Change in yen	Change on constant currency basis*	Impact of changes in foreign exchange rates
		2012	2013
		(Yen in billions)
MP&C	Sales	622.7	1,257.6	+102.0%	+102%	+1.8
	Operating income (loss)	7.2	(97.2)	–104.4	–87.3	–17.1
Game	Sales	805.0	707.1	–12.2%	–15%	+21.1
	Operating income	29.3	1.7	–27.6	–32.3	+4.7
IP&S	Sales	785.1	756.2	–3.7%	–7%	+24.3
	Operating income	19.6	1.4	–18.2	–16.9	–1.3
HE&S	Sales	1,286.3	994.8	–22.7%	–25%	+29.8
	Operating loss	(199.5)	(84.3)	+115.2	+121.0	–5.8
Devices	Sales	1,026.6	848.6	–17.3%	–20%	+23.4
	Operating income (loss)	(22.1)	43.9	+66.0	+65.1	+0.9

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

* Note: In this section, the descriptions of sales on a constant currency basis reflects sales obtained by applying the yen’s monthly average exchange rates from the fiscal year ended March 31, 2012 to local currency-denominated monthly sales in the fiscal year ended March 31, 2013. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting costs of sales, and SGA expenses on a constant currency basis from sales on a constant currency basis. Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates in the fiscal year ended March 31, 2012 to the corresponding local currency-denominated monthly cost of sales and SGA expenses in the fiscal year ended March 31, 2013. In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis. Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measured in accordance with U.S. GAAP. Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that disclosing sales and operating income (loss) information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Assets, Liabilities and Stockholders’ Equity

Assets

Total assets as of March 31, 2014 increased by 1,122.7 billion yen, or 7.9 percent year-on-year, to 15,333.7 billion yen. Total assets as of March 31, 2014 in all segments, excluding the Financial Services segment, increased by 340.6 billion yen, or 5.9 percent year-on-year, to 6,132.3 billion yen. Total assets as of March 31, 2014 in the Financial Services segment increased by 777.8 billion yen, or 9.1 percent year-on-year, to 9,347.9 billion yen mainly as a result of the expansion of business at Sony Life.

Current Assets

Current assets as of March 31, 2014 increased by 558.4 billion yen, or 15.3 percent year-on-year, to 4,204.9 billion yen. Current assets as of March 31, 2014 in all segments, excluding the Financial Services segment, increased by 391.4 billion yen, or 15.1 percent, year-on-year to 2,990.6 billion yen.

Cash and cash equivalents as of March 31, 2014 in all segments, excluding the Financial Services segment, increased by 181.3 billion yen, or 29.0 percent year-on-year, to 806.1 billion yen. This increase was primarily due to the increase in net cash inflow from operating activities. Refer to “Cash Flows” below.

Notes and accounts receivable, trade (net of allowances for doubtful accounts and sales returns) as of March 31, 2014, excluding the Financial Services segment, increased by 90.4 billion yen, or 11.7 percent year-on-year, to 864.2 billion yen. This increase was primarily due to the launch of the PS4.

Other current assets as of March 31, 2014 in all segments, excluding the Financial Services segment, increased 119.5 billion yen, or 10.0 percent year-on-year, to 1,316.7 billion yen, mainly due to an increase in other receivables from certain component manufacturers.

Inventories as of March 31, 2014 increased by 23.9 billion yen, or 3.4 percent year-on-year, to 733.9 billion yen. Excluding the effect of foreign exchange rate fluctuations, inventories decreased 20.1 billion yen, or 2.8 percent year-on-year, to 690.0 billion yen. This decrease was primarily due to the overall decrease in inventory of the Game segment, resulting from the strong performance of the PS4.

The inventory to cost of sales turnover ratio (based on the average of inventories at the end of each fiscal year and the previous fiscal year) at March 31, 2014 was 1.69 months compared to 1.90 months at the end of the previous fiscal year.

Current assets as of March 31, 2014 in the Financial Services segment increased by 164.5 billion yen, or 15.6 percent year-on-year, to 1,216.5 billion yen primarily due to the increase of marketable securities as a result of the expansion of business in Sony Life.

Investments and Advances

Investments and advances as of March 31, 2014 increased by 601.9 billion yen, or 8.2 percent year-on-year, to 7,919.0 billion yen.

Investments and advances as of March 31, 2014 in all segments, excluding the Financial Services segment, increased by 18.9 billion yen, or 5.2 percent year-on-year, to 381.1 billion yen primarily due to the increase in securities available for sale as a result of the increase in stock prices.

Investments and advances as of March 31, 2014 in the Financial Services segment increased by 581.3 billion yen, or 8.3 percent year-on-year, to 7,567.2 billion yen. This increase was primarily due to business growth at both Sony Life and Sony Bank, resulting in increases in investments made by Sony Life mainly in Japanese fixed income securities, and increases in mortgage loans provided by Sony Bank. Refer to “Investments” below.

Property, Plant and Equipment (after deduction of accumulated depreciation)

Property, plant and equipment as of March 31, 2014 decreased by 111.5 billion yen, or 12.9 percent year-on-year, to 750.0 billion yen.

Property, plant and equipment as of March 31, 2014 in all segments, excluding the Financial Services segment, decreased by 113.7 billion yen, or 13.4 percent year-on-year, to 733.0 billion yen. The decrease in property, plant and equipment was primarily due to the impairment charges related to long-lived assets in the battery business, the PC business, and the disc manufacturing business outside of Japan and the U.S.

Capital expenditures (additions to property, plant and equipment) for the fiscal year ended March 31, 2014 decreased by 24.0 billion yen, or 12.7 percent year-on-year, to 164.6 billion yen mainly due to lower investments in the semiconductor business in the fiscal year ended March 31, 2014.

Property, plant and equipment as of March 31, 2014 in the Financial Services segment increased by 2.2 billion yen, or 14.6 percent year-on-year, to 17.1 billion yen.

Other Assets

Other assets as of March 31, 2014 increased by 68.3 billion yen, or 3.2 percent year-on-year, to 2,184.0 billion yen primarily due to an increase in goodwill resulting from the depreciation of the yen against the U.S dollar and the euro, and the increase of deferred insurance acquisition costs as a result of the increase in revenue from insurance premiums at Sony Life, partially offset by impairment in goodwill across the entire disc manufacturing business. Refer to Notes 9 and 10 of the consolidated financial statements.

Liabilities

Total current and long-term liabilities as of March 31, 2014 increased by 1,010.4 billion yen, or 8.8 percent year-on-year, to 12,546.5 billion yen. Total current and long-term liabilities as of March 31, 2014 in all segments, excluding the Financial Services segment, increased by 336.6 billion yen, or 8.5 percent year-on-year, to 4,314.5 billion yen. Total current and long-term liabilities in the Financial Services segment as of March 31, 2014 increased by 669.6 billion yen, or 8.8 percent year-on-year, to 8,266.9 billion yen.

Current Liabilities

Current liabilities as of March 31, 2014 increased by 468.5 billion yen, or 10.9 percent year-on-year, to 4,783.6 billion yen.

Current liabilities as of March 31, 2014 in all segments, excluding the Financial Services segment, increased by 435.2 billion yen, or 19.1 percent year-on-year, to 2,714.2 billion yen.

Short-term borrowings and the current portion of long-term debt as of March 31, 2014 in all segments, excluding the Financial Services segment, increased by 137.7 billion yen, or 58.9 percent year-on-year, to 371.6 billion yen, primarily due to the transfer of long-term debt that will mature during the fiscal year ending March 31, 2015, including the twenty-fifth series of unsecured bonds (110.0 billion yen).

Notes and accounts payable, trade as of March 31, 2014 in all segments, excluding the Financial Services segment, increased by 140.7 billion yen, or 24.6 percent year-on-year, to 712.8 billion yen primarily due to the production and launch of the PS4.

Current liabilities as of March 31, 2014 in the Financial Services segment increased by 30.9 billion yen, or 1.5 percent year-on-year, to 2,071.7 billion yen, mainly due to an increase in deposits from customers at Sony Bank.

Long-term Liabilities

Long-term liabilities as of March 31, 2014 increased by 541.9 billion yen, or 7.5 percent year-on-year, to 7,762.9 billion yen.

Long-term liabilities as of March 31, 2014 in all segments, excluding the Financial Services segment, decreased by 98.6 billion yen, or 5.8 percent year-on-year, to 1,600.4 billion yen. Long-term debt as of March 31, 2014 in all segments, excluding the Financial Services segment, decreased by 39.6 billion yen, or 4.3 percent year-on-year, to 875.4 billion yen. This decrease was primarily due to the above-mentioned transfer of long-term debt to current liabilities.

Long-term liabilities as of March 31, 2014 in the Financial Services segment increased by 638.7 billion yen, or 11.5 percent year-on-year, to 6,195.2 billion yen. This increase was primarily due to the increase in the policy amount in force at Sony Life.

Total Interest-bearing Debt

Total interest-bearing debt inclusive of long-term debt and short-term borrowings as of March 31, 2014 increased by 111.8 billion yen, or 9.5 percent year-on-year, to 1,294.4 billion yen. Total interest-bearing debt as of March 31, 2014 in all segments, excluding the Financial Services segment, increased by 98.2 billion yen, or 8.5 percent year-on-year, to 1,247.0 billion yen.

Redeemable Noncontrolling Interest

Redeemable noncontrolling interest as of March 31, 2014 increased by 1.1 billion yen, or 37.3 percent year-on-year, to 4.1 billion yen.

Sony Corporation’s Stockholders’ Equity

Sony Corporation’s stockholders’ equity as of March 31, 2014 increased by 65.9 billion yen, or 3.0 percent year-on-year, to 2,258.1 billion yen. Retained earnings decreased by 154.5 billion yen, or 14.1 percent year-on-year, to 940.3 billion yen as a result of the recording of 128.4 billion yen in net loss attributable to Sony Corporation’s stockholders. Accumulated other comprehensive loss decreased by 187.9 billion yen, or 29.4 percent year-on-year, to a loss of 451.6 billion yen primarily due to the recording of 158.9 billion yen of unrealized gains in foreign currency translation adjustments. The ratio of Sony Corporation’s stockholders’ equity to total assets decreased 0.7 percentage points year-on-year, from 15.4 percent to 14.7 percent.

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

Certain figures for the fiscal year ended March 31, 2013 have been revised from the versions previously disclosed. For further details, please refer to (5) Revisions of Note 2 of the consolidated financial statements.

Financial Services segment

	March 31
	2013	2014
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	201,550	240,332
Marketable securities	694,130	828,944
Notes and accounts receivable, trade	6,834	7,855
Other	149,476	139,386

	1,051,990	1,216,517
Investments and advances	6,985,918	7,567,242
Property, plant and equipment	14,886	17,057
Other assets:
Deferred insurance acquisition costs	465,499	497,772
Other	51,788	49,328

	517,287	547,100

	8,570,081	9,347,916

	March 31
	2013	2014
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	10,322	6,148
Notes and accounts payable, trade	—	—
Deposits from customers in the banking business	1,857,448	1,890,023
Other	172,979	175,499

	2,040,749	2,071,670
Long-term liabilities:
Long-term debt	27,008	44,678
Accrued pension and severance costs	21,195	22,404
Future insurance policy benefits and other	5,251,142	5,848,044
Other	257,207	280,117

	5,556,552	6,195,243
Stockholders’ equity of Financial Services	970,877	1,079,740
Noncontrolling interests	1,903	1,263

	8,570,081	9,347,916

Sony without the Financial Services segment

	March 31
	2013	2014
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	624,811	806,134
Marketable securities	3,467	3,622
Notes and accounts receivable, trade	773,784	864,178
Other	1,197,108	1,316,653

	2,599,170	2,990,587
Film costs	270,089	275,799
Investments and advances	362,188	381,076
Investments in Financial Services, at cost	111,476	111,476
Property, plant and equipment	846,664	732,953
Other assets	1,602,061	1,640,385

	5,791,648	6,132,276

	March 31
	2013	2014
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	233,859	371,606
Notes and accounts payable, trade	572,102	712,829
Other	1,473,007	1,629,728

	2,278,968	2,714,163
Long-term liabilities:
Long-term debt	915,032	875,440
Accrued pension and severance costs	290,274	262,558
Other	493,677	462,386

	1,698,983	1,600,384
Redeemable noncontrolling interest	2,997	4,115
Stockholders’ equity of Sony without Financial Services	1,722,296	1,722,743
Noncontrolling interests	88,404	90,871

	5,791,648	6,132,276

Consolidated

	March 31
	2013	2014
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	826,361	1,046,466
Marketable securities	697,597	832,566
Notes and accounts receivable, trade	776,492	871,040
Other	1,346,083	1,454,814

	3,646,533	4,204,886
Film costs	270,089	275,799
Investments and advances	7,317,125	7,919,011
Property, plant and equipment	861,550	750,010
Other assets:
Deferred insurance acquisition costs	465,499	497,772
Other	1,650,237	1,686,242

	2,115,736	2,184,014

	14,211,033	15,333,720

	March 31
	2013	2014
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	244,182	377,754
Notes and accounts payable, trade	572,102	712,829
Deposits from customers in the banking business	1,857,448	1,890,023
Other	1,641,357	1,803,008

	4,315,089	4,783,614
Long-term liabilities:
Long-term debt	938,428	916,648
Accrued pension and severance costs	311,469	284,963
Future insurance policy benefits and other	5,251,142	5,848,044
Other	719,904	713,195

	7,220,943	7,762,850
Redeemable noncontrolling interest	2,997	4,115
Sony Corporation’s stockholders’ equity	2,192,262	2,258,137
Noncontrolling interests	479,742	525,004

	14,211,033	15,333,720

Investments

The following table contains available-for-sale and held-to-maturity securities, including the breakdown of unrealized gains and losses by investment category.

	March 31, 2014
	Cost	Unrealized gain	Unrealized loss	Fair market value
	(Yen in millions)
Financial Services Business:
Available-for-sale
Debt securities
Sony Life	1,051,959	114,238	(37)	1,166,160
Sony Bank	739,173	20,876	(172)	759,877
Other	24,765	73	(2)	24,836
Equity securities
Sony Life	13,677	10,065	(3)	23,739
Sony Bank	—	—	—	—
Other	730	287	—	1,017
Held-to-maturity
Debt securities
Sony Life	4,422,302	417,682	(1)	4,839,983
Sony Bank	8,323	460	—	8,783
Other	74,288	4,647	(3)	78,932
Total Financial Services	6,335,217	568,328	(218)	6,903,327
Non-Financial Services:
Available-for-sale securities	77,269	81,805	(62)	159,012
Held-to-maturity securities	—	—	—	—
Total Non-Financial Services	77,269	81,805	(62)	159,012
Consolidated	6,412,486	650,133	(280)	7,062,339

At March 31, 2014, Sony Life had debt and equity securities with gross unrealized losses of 38 million yen and 3 million yen, respectively. Sony Life principally invests in Japanese and foreign government and corporate bonds. Almost all of the debt securities in which Sony Life invested were rated higher than or equal to “BBB” or its equivalent by Standard & Poor’s Ratings Services (“S&P”), Moody’s Investors Service (“Moody’s”) or other rating agencies.

At March 31, 2014, Sony Bank had debt securities with gross unrealized losses of 0.2 billion yen. Of the unrealized loss, 8.7 percent related to securities in an unrealized loss position for periods greater than 12 months at March 31, 2014. Sony Bank principally invests in Japanese government bonds, Japanese corporate bonds and foreign bonds. Almost all of these securities were rated higher than or equal to “BBB” or its equivalent by S&P, Moody’s or other rating agencies.

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

For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2014 (38 million yen), maturity dates vary as follows:

• Within 1 year:	100.0 percent
• 1 to 5 years:	—
• 5 to 10 years:	—
• above 10 years:	—

For fixed maturity securities with unrecognized losses held by Sony Bank as of March 31, 2014 (0.2 billion yen), maturity dates vary as follows:

• Within 1 year:	11.6 percent
• 1 to 5 years:	80.3 percent
• 5 to 10 years:	8.1 percent
• above 10 years:	—

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other issued by a number of non-public companies. The aggregate carrying amount of the investments in non-public companies at March 31, 2014 was 54.8 billion yen. A non-public equity investment is primarily valued at cost if fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other-than-temporary, the impairment of the investment is recognized immediately and the carrying value is reduced to its fair value.

For the fiscal years ended March 31, 2012, 2013 and 2014, total realized impairment losses were 5.5 billion yen, 8.6 billion yen and 1.8 billion yen, respectively, of which 1.9 billion yen, 0.8 billion yen and 0.2 billion yen, respectively, were recorded in financial services revenue by the subsidiaries in the Financial Services segment. Realized impairment losses recorded other than by subsidiaries in the Financial Services segment in each of the three fiscal years were reflected in non-operating expenses and primarily relate to certain strategic investments in non-financial services businesses. These investments primarily relate to certain strategic investments in Japan and the U.S. with which Sony has strategic relationships for the purposes of developing and marketing new technologies. Impairment losses were recorded for each of the three fiscal years as certain companies failed to successfully develop and market such technology, resulting in the operating performance of these companies being more unfavorable than previously expected. As a result the decline in the fair value of these companies was judged as other-than-temporary. None of these impairment losses were individually material to Sony.

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

Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. As of March 31, 2014, Sony Life and Sony Bank account for approximately 87 percent and 11 percent of the investments in the Financial Services segment, respectively.

Cash Flows

(The fiscal year ended March 31, 2014 compared with the fiscal year ended March 31, 2013)

Operating Activities: Net cash provided by operating activities was 664.1 billion yen, an increase of 188.0 billion yen, or 39.5 percent year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 257.2 billion yen, an increase of 218.7 billion yen, or 568.5 percent year-on-year. This increase in inflow was primarily due to the positive impact of an increase in notes and accounts payable, trade resulting from an expansion in production of PS4 hardware, compared to a decrease in the previous fiscal year. This increase was partially offset by the negative impact of increases in notes and accounts receivable and in other receivables, included in other current assets, from component assembly companies, compared to decreases in the previous fiscal year, and by the negative impact of a smaller decrease in inventories resulting from the expansion in production of PS4 hardware and its higher unit sales. Also included in notes and accounts receivable in the fiscal year ended March 31, 2014 was the impact of the sale of accounts receivable in the Pictures segment in the U.S.

The Financial Services segment had a net cash inflow of 413.6 billion yen, a decrease of 29.7 billion yen, or 6.7 percent year-on-year. This decrease was primarily due to a decrease in insurance premium revenue at Sony Life.

Investing Activities: Net cash used in investing activities during the fiscal year ended March 31, 2014 was 710.5 billion yen , an increase of 5.2 billion yen, or 0.7 percent year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 94.3 billion yen, an increase of 44.5 billion yen, or 89.3 percent year-on-year. This increase was primarily due to a year-on-year decrease in cash proceeds from the sales of fixed assets and businesses. Included in the sales of fixed assets and businesses during the fiscal year ended March 31, 2014 were the proceeds from the sale and leaseback of machinery and equipment and from the sale of all of Sony’s shares of Gracenote, Inc. Included in the sales of fixed assets and businesses during the previous fiscal year were the sale of Sony’s U.S. headquarters building, Sony City Osaki, and the chemical products related business.

The Financial Services segment used 616.2 billion yen of net cash, a decrease of 39.6 billion yen, or 6.0 percent year-on-year. This decrease was mainly due to a year-on-year increase in proceeds from the sales of investment securities at Sony Bank.

In all segments excluding the Financial Services segment, net cash generated from operating and investing activities combined* for the fiscal year ended March 31, 2014 was 162.9 billion yen, a 174.3 billion yen improvement from net cash used in the previous fiscal year.

Financing Activities: Net cash provided by financing activities during the fiscal year ended March 31, 2014 was 207.9 billion yen, an increase of 119.3 billion yen, or 134.8 percent year-on-year.

For all segments excluding the Financial Services segment, there was a 40.2 billion yen net cash outflow, a decrease of 115.4 billion yen, or 74.2 percent year-on-year. The decrease was mainly due to a decrease in repayments of long-term debt, net, year-on-year, a tender offer for shares of So-net Entertainment Corporation (currently So-net Corporation) in the previous fiscal year, and an increase in short-term borrowings year-on-year.

In the Financial Services segment, financing activities provided 241.5 billion yen of net cash, an increase of 2.5 billion yen, or 1.0 percent year-on-year. The increase was primarily due to the increase in borrowings at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents as of March 31, 2014 was 1,046.5 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 806.1 billion yen as of March 31, 2014, an increase of 181.3 billion yen, or 29.0 percent compared with the balance as of March 31, 2013, and an increase of 197.8 billion yen, or 32.5 percent compared with the balance as of December 31, 2013. In order to manage cash balance globally, Sony utilizes a system in which cash surpluses among subsidiaries are deposited with SGTS and cash shortfalls are covered by loans through SGTS. Sony’s ability to repatriate cash held in foreign subsidiaries may be restricted or delayed by local laws; however, any such amounts are considered insignificant. Refer to Cash Management in Item 5 B. Liquidity and Capital Resources. Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 733.3 billion yen of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance as of March 31, 2014. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 240.3 billion yen as of March 31, 2014, an increase of 38.8 billion yen, or 19.2 percent compared with the balance as of March 31, 2013, and a decrease of 0.6 billion yen, or 0.3 percent compared with the balance as of December 31, 2013.

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

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	Fiscal year ended March 31
	2013	2014
	(Yen in billions)
Net cash provided by operating activities reported in the consolidated statements of cash flows	476.2	664.1
Net cash used in investing activities reported in the consolidated statements of cash flows	(705.3)	(710.5)

	(229.1)	(46.4)
Less: Net cash provided by operating activities within the Financial Services segment	443.3	413.6
Less: Net cash used in investing activities within the Financial Services segment	(655.9)	(616.2)
Eliminations**	5.2	6.7

Cash flow from (used in) operating and investing activities combined excluding the Financial Services segment’s activities	(11.3)	162.9

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

Certain figures for the fiscal year ended March 31, 2013 have been revised from the versions previously disclosed. For further details, please refer to (5) Revisions of Note 2 of the consolidated financial statements.

	Fiscal year ended March 31
Financial Services segment	2013	2014
	(Yen in millions)
Net cash provided by operating activities	443,284	413,555
Net cash used in investing activities	(655,859)	(616,223)
Net cash provided by financing activities	238,974	241,450

Net increase in cash and cash equivalents	26,399	38,782
Cash and cash equivalents at beginning of the fiscal year	175,151	201,550

Cash and cash equivalents at end of the fiscal year	201,550	240,332

	Fiscal year ended March 31
Sony without the Financial Services segment	2013	2014
	(Yen in millions)
Net cash provided by operating activities	38,478	257,224
Net cash used in investing activities	(49,801)	(94,279)
Net cash used in financing activities	(155,663)	(40,236)
Effect of exchange rate changes on cash and cash equivalents	72,372	58,614

Net increase (decrease) in cash and cash equivalents	(94,614)	181,323
Cash and cash equivalents at beginning of the fiscal year	719,425	624,811

Cash and cash equivalents at end of the fiscal year	624,811	806,134

	Fiscal year ended March 31
Consolidated	2013	2014
	(Yen in millions)
Net cash provided by operating activities	476,165	664,116
Net cash used in investing activities	(705,280)	(710,502)
Net cash provided by financing activities	88,528	207,877
Effect of exchange rate changes on cash and cash equivalents	72,372	58,614

Net increase (decrease) in cash and cash equivalents	(68,215)	220,105
Cash and cash equivalents at beginning of the fiscal year	894,576	826,361

Cash and cash equivalents at end of the fiscal year	826,361	1,046,466

Cash Flows

(The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012)

Operating Activities: During the fiscal year ended March 31, 2013, there was a net cash inflow of 476.2 billion yen from operating activities, a decrease of 40.1 billion yen, or 7.8 percent year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 38.5 billion yen for the fiscal year ended March 31, 2013, a decrease of 137.6 billion yen, or 78.2 percent year-on-year. This decrease was primarily due to the negative impact of a larger decrease in notes and accounts payable, trade, and the receipt of an advance payment from a commercial customer during the fiscal year ended March 31, 2012. This was partially offset by the positive impact of a decrease in other receivables from third-party original equipment and design manufacturers, included in other current assets, compared to an increase in the fiscal year ended March 31, 2012, and a larger decrease in notes and accounts receivable, trade and inventories.

The Financial Services segment had a net cash inflow of 443.3 billion yen, an increase of 95.7 billion yen, or 27.5 percent year-on-year. This increase was primarily due to the contribution from insurance premium revenue reflecting the steady increase in policy amount in force at Sony Life.

Investing Activities: During the fiscal year ended March 31, 2013, Sony used 705.3 billion yen of net cash in investing activities, a decrease of 177.6 billion yen, or 20.1 percent year-on-year.

For all segments excluding the Financial Services segment, 49.8 billion yen was used, a decrease of 271.7 billion yen, or 84.5 percent year-on-year. This decrease was primarily due to an increase in cash inflow from the sale of fixed assets year-on-year, the absence of cash outflow related to the acquisition of Sony Ericsson in the fiscal year ended March 31, 2012, a year-on-year decrease in the amount of purchases of fixed assets, and cash inflow from the sale of the chemical products related business in the fiscal year ended March 31, 2013. The sale of Sony City Osaki and Sony’s U.S. headquarters building were included in the sale of fixed assets in the fiscal year ended March 31, 2013. Partially offsetting these factors were factors increasing cash outflow such as a year-on-year increase in payments for investments and advances during the fiscal year ended March 31, 2013, the acquisition of U.S.-based Gaikai Inc. recorded in other investing activities in the fiscal year ended March 31, 2013 and a year-on-year decrease in proceeds from the sale of securities investments. An investment in Olympus Corporation in the fiscal year ended March 31, 2013 is included in investments and advances. The sale of Sony’s shares of S-LCD in the fiscal year ended March 31, 2012 and the sale of Sony’s shares of DeNA in the fiscal year ended March 31, 2013 are included in sales or return of investments.

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

Financing Activities: During the fiscal year ended March 31, 2013, 88.5 billion yen of net cash and cash equivalents was generated by financing activities, a decrease of 172.0 billion yen, or 66.0 percent year-on-year.

For all segments excluding the Financial Services segment, there was a 155.7 billion yen net cash outflow, compared to a 31.3 billion yen net cash inflow in the fiscal year ended March 31, 2012. The cash outflow in the fiscal year ended March 31, 2013 was primarily due to increased net redemptions of corporate bonds and repayments of borrowings from financial institutions compared with the fiscal year ended March 31, 2012, and the execution of a tender offer for shares of So-net Entertainment Corporation (currently So-net Corporation), exceeding cash inflow factors such as the issuance of convertible bonds.

In the Financial Services segment, financing activities generated 239.0 billion yen of net cash, an increase of 23.2 billion yen, or 10.7 percent year-on-year. This increase was primarily due to a larger increase in customer deposits at Sony Bank.

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

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	Fiscal year ended March 31
	2012	2013
	(Yen in billions)
Net cash provided by operating activities reported in the consolidated statements of cash flows	516.3	476.2
Net cash used in investing activities reported in the consolidated statements of cash flows	(882.9)	(705.3)

	(366.6)	(229.1)
Less: Net cash provided by operating activities within the Financial Services segment	347.6	443.3
Less: Net cash used in investing activities within the Financial Services segment	(555.3)	(655.9)
Eliminations**	13.5	5.2

Cash flow from operating and investing activities combined excluding the Financial Services segment’s activities	(145.4)	(11.3)

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

Certain figures for the fiscal year ended March 31, 2013 and 2012 have been revised from the versions previously disclosed. For further details, please refer to (5) Revisions of Note 2 of the consolidated financial statements.

	Fiscal year ended March 31
Financial Services segment	2012	2013
	(Yen in millions)
Net cash provided by operating activities	347,629	443,284
Net cash used in investing activities	(555,283)	(655,859)
Net cash provided by financing activities	215,796	238,974

Net increase in cash and cash equivalents	8,142	26,399
Cash and cash equivalents at beginning of the fiscal year	167,009	175,151

Cash and cash equivalents at end of the fiscal year	175,151	201,550

	Fiscal year ended March 31
Sony without the Financial Services segment	2012	2013
	(Yen in millions)
Net cash provided by operating activities	176,120	38,478
Net cash used in investing activities	(321,547)	(49,801)
Net cash provided by (used in) financing activities	31,274	(155,663)
Effect of exchange rate changes on cash and cash equivalents	(13,825)	72,372

Net decrease in cash and cash equivalents	(127,978)	(94,614)
Cash and cash equivalents at beginning of the fiscal year	847,403	719,425

Cash and cash equivalents at end of the fiscal year	719,425	624,811

	Fiscal year ended March 31
Consolidated	2012	2013
	(Yen in millions)
Net cash provided by operating activities	516,305	476,165
Net cash used in investing activities	(882,886)	(705,280)
Net cash provided by financing activities	260,570	88,528
Effect of exchange rate changes on cash and cash equivalents	(13,825)	72,372

Net decrease in cash and cash equivalents	(119,836)	(68,215)
Cash and cash equivalents at beginning of the fiscal year	1,014,412	894,576

Cash and cash equivalents at end of the fiscal year	894,576	826,361

B.	Liquidity and Capital Resources

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

Sony procures funds mainly from the financial and capital markets through Sony Corporation and SGTS, a finance subsidiary in the U.K. In June 2013, Sony issued unsecured straight bonds to Japanese retail investors in the aggregate principal amount of 150.0 billion yen. The proceeds from the issuance of the bonds have been applied to the repayment of borrowings and debt, and to fund capital expenditures. For further details, please refer to Note 11 of the consolidated financial statements.

In order to meet working capital requirements, Sony Corporation and SGTS maintain Commercial Paper (“CP”) programs that have the ability to access the Japanese, U.S. and European CP markets, subject to prevailing market conditions. Although the CP program limit amounts, translated into yen, were 808.8 billion yen in total for Sony Corporation and SGTS as of March 31, 2014, there were no amounts outstanding under the CP programs as of and during the fiscal year ended March 31, 2014.

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and if Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 7,333 billion yen in unused committed lines of credit, as of March 31, 2014. Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2016, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2018, and a 1.01 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until April 2015, in all of which Sony Corporation and SGTS are defined as borrowers. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

In the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities. There is a financial covenant in an agreement with a commercial customer to reimburse an advance payment under certain contingent conditions including a downgrade in Sony’s credit ratings (for further details, please refer to Note 27 of the consolidated financial statements and “Contractual obligations, commitments and contingent liabilities”). Furthermore, there are no restrictions on the uses of most proceeds except that certain borrowings may not be used to acquire securities listed on a U.S. stock exchange or traded over-the-counter in the U.S. in accordance with the rules and regulations issued by authorities such as the Board of Governors of the Federal Reserve Board.

Ratings

Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets.

In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s (Japan) K.K. (“Moody’s”) and Standard & Poor’s Ratings Japan K.K.(“S&P”). In order to facilitate access to Japanese financial and capital markets, Sony obtains credit ratings from two agencies in Japan, including Rating and Investment Information, Inc. (“R&I”) and Japan Credit Rating Agency, Ltd.

During the fiscal year ended March 31, 2014, Sony’s ratings were downgraded by Moody’s and S&P. However, Sony has not recognized any material negative impact on its liquidity and financial flexibility due to these rating downgrades. Sony currently believes that it has access to sufficient funding resources in the financial and capital markets. For information regarding a possible further rating downgrade, please refer to “Risk Factors” in “Item 3. Key Information.”

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

In addition, Sony’s subsidiaries in the Financial Services segment are subject to the Japanese Insurance Business Act and Banking Act, which require insurance and business companies to maintain their financial credibility and to secure protection for policy holders and depositors in view of the public nature of insurance and banking services. As such, lending and borrowing between subsidiaries in the Financial Service segment and the other companies within Sony Group is strictly limited. Sony’s subsidiaries in the Financial Services segment are managed separately from Sony’s cash management activities through SGTS as mentioned above.

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

Research and development costs for the fiscal year ended March 31, 2014 decreased by 7.6 billion yen, or 1.6 percent year-on-year, to 466.0 billion yen. The decrease is primarily due to a decrease in research and development costs in the IP&S, Devices and HE&S segments as a result of cost control initiatives to address the decrease in scale of Sony’s AV/IT electronics businesses, partially offset by an increase in research and development costs in the Game segment, reflecting the launch of the PS4. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) decreased from 8.2 percent to 6.9 percent.

The following table includes the research and development expenses related to the Electronics segments in the fiscal year ended March 31, 2013 and in the fiscal year ended March 31, 2014.

	Fiscal year ended March 31
	2012	2013	Percent change from 2012 to 2013	2014	Percent change from 2013 to 2014
	(Yen in billions, except percentage data)
Research and development expenses
Mobile Products & Communications	28.2	93.8	+233.1%	94.9	+1.2%
Game	76.9	75.0	–2.5	88.7	+18.3
Imaging Products & Solutions	72.4	73.1	+1.0	61.5	–15.9
Home Entertainment & Sound	72.7	64.3	–11.6	54.9	–14.6
Devices	136.9	107.4	–21.5	97.1	–9.6

Consolidated research and development costs for the fiscal year ending March 31, 2015 are expected to increase by 4.1 percent to 485 billion yen.

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

Issues Facing Sony and Management’s Response to those Issues

The Japanese economy is gradually expanding due to monetary easing and an increase in demand prior to a recent increase in the consumption tax rate, the euro zone is experiencing a gradual economic recovery, and the U.S. economy continues to be stable in spite of a reduction in scale of monetary easing policies and a political impasse over increasing public debt. However, the overall global economic outlook is uncertain due to the slowdown of emerging market economies and concerns about a slowdown in the Japanese economy resulting from an increase in the consumption tax rate.

The uncertain economic environment surrounding Sony is compounded by continued, intense pricing pressure from competitors, shrinking markets for certain key products and shorter product cycles, primarily in Sony’s electronics businesses. In this challenging environment, Sony’s Electronics segments, in aggregate, recorded consecutive operating losses in the fiscal years ended March 31, 2012, 2013 and 2014.

To address these circumstances, on May 22, 2014, Sony announced its corporate strategy to Complete Reform of Electronics Business Structure and Establish Foundations for Sustainable Growth from FY2015 and is implementing key initiatives in the fiscal year ending March 31, 2015 for its three core electronics businesses — the game and network services, mobile and imaging businesses — and the entertainment and financial services businesses, as well as implementing new technology development and measures for new business creation to deliver further growth from the fiscal year ending March 31, 2016.

1.	Completion of Electronics Business Structural Reform

As announced on February 6, 2014, Sony is proceeding with the withdrawal from its PC business, the split out of its TV business and the structural reform of its sales companies and headquarters functions. Sony expects to complete these initiatives within the fiscal year ending March 31, 2015.

Sony will withdraw from the PC business following the completion of sales of its Spring product lineup currently on sale in global markets. Sony has signed definitive agreements to transfer its PC business operated in Japan under the VAIO brand and certain related assets to VAIO Corporation, which will be renamed from VJ Corporation, which was established as a special purpose company funded by a subsidiary of Japan Industrial Partners, Inc. The target for completion is July 1, 2014. Going forward, Sony will provide customer support for PC products that have already been sold and support the smooth launch of VAIO Corporation.

Sony is targeting July 1, 2014 to start operation of a new TV business company, “Sony Visual Products Inc.” Sony will also execute fixed cost reduction measures across the sales companies, headquarters and indirect functions that support the TV business in order to help establish a business structure capable of minimizing the impact of external market fluctuations. Sony expects to return the TV business to profitability in the fiscal year ending March 31, 2015 by executing the above measures, accelerating the implementation of its strategic shift towards high value-added models, including 4K, and establishing more flexible operations capable of responding rapidly to fluctuations in demand or the business environment.

Sony aims to reduce total costs in its electronics sales companies by approximately 20 percent and costs across headquarters and support functions by approximately 30 percent, by the fiscal year ending March 31, 2016, compared to the fiscal year ended March 31, 2014.

2.	Key Initiatives to be Executed in Core Businesses in the Fiscal Year ending March 31, 2015

Game and Network Services

In the game and network services business, Sony aims to expand the installed base of PlayStation 4 (“PS4™”) and reinforce its network services in order to drive increased profit growth. Sony aims to further consolidate its No.1 position in the home console market in the fiscal year ending March 31, 2015. Sony plans to start an open beta version of the PlayStation™Now game streaming service this summer in the U.S. and introduce a new, cloud-based television service within the calendar year 2014. Sales from the network business, including game, music and video services, are expected to grow going forward.

Mobile

In the mobile business, Sony plans to add to its flagship Xperia™ lineup in a timely manner and to enrich its entry-level product lineup to address specific local needs. In addition to Europe and Japan, Sony aims to build strategic partnerships with network operators in the U.S. and, by introducing models that fully match customer needs, strengthen its presence in the U.S. market. Sony is also reinforcing its monitoring systems to analyze business outlook, including risks such as sudden changes in the market environment and negative shifts in demand, to help ensure stable operations.

Imaging Businesses

In the image sensor business, Sony will continue to integrate its highly competitive, cutting-edge image sensors with its wealth of camera expertise to drive the growth of its finished product and device businesses.

Sony intends to bolster its manufacturing capacity for stacked CMOS image sensors and to thereby reinforce its leading market position. Additionally, the Company aims to continue to deliver compelling, high value-added, professional and consumer imaging products in order to sustain business profitability.

In the component device space, Sony plans to focus on batteries in addition to image sensors. These two key components are expected to be a driving force for Sony to deliver attractive products and new services. In the medical space, the development of surgical endoscopes incorporating 3D and 4K technologies being carried out by Sony Olympus Medical Solutions, Sony’s medical business joint venture with Olympus Corporation, is proceeding as scheduled, targeting market launch in the fiscal year ending March 31, 2016.

Entertainment

With diversifying forms of content distribution, and the growth of network distribution channels, Sony believes its rich content assets position it for continued growth. In this environment, Sony will explore new ways to innovate in its Entertainment businesses, including collaboration with its network service businesses. In the Pictures segment, Sony is executing a cost reduction plan that aims to achieve total cost reduction of 300 million U.S. dollars by the end of March 2016. Sony expects to continue to produce quality programming in the television production business and achieve steady growth in its media networks business, both of which are focus areas for Sony. In the Music segment, Sony is targeting increased market share by cultivating new talent and expanding its presence in emerging markets.

Financial Services

Sony’s life insurance, non-life insurance and banking businesses have steadily expanded their range of services and earned high customer satisfaction ratings by providing outstanding services to customers. Sony aims to continue this stable profit growth in its Financial Services segment by continuing the pursuit of high-quality service. At the same time, Sony will be working to grow its nursing care business, launched in the fiscal year ended March 31, 2014, into the fourth pillar of its Financial Services business.

3.	New Technology Development and Measures for New Business Creation to Deliver Further Growth from the Fiscal Year ending March 31, 2016

Direction of New Technology Development

By further reinforcing Sony’s strengths in the areas of device and information processing technologies, Sony intends to differentiate its core electronics businesses and deliver new products and services that “create new lifestyles” and “enrich people’s lives” in both the home and mobile spaces. Specifically, in device technologies, Sony plans to concentrate on image sensors, batteries and low energy consumption technologies. In information processing technologies, Sony will focus on recognition, natural user interface and signal processing innovation. Sony will leverage these technologies to pursue its “Life Space UX” initiative, which will allow users to enjoy videos or music or access information they need anywhere within the home, and “wearable” products in the mobile space.

Accelerating Innovation and New Business Creation

Sony is continuing to introduce innovative products that deliver new user experiences, such as its smartphone-attachable lens-style cameras and Music Video Recorder. Its 4K ultra short throw projector developed under the “Life Space UX” initiative, and its Smart Tennis Sensor, are examples of innovative new products that go beyond the boundaries of existing businesses. In April 2014, Sony launched a dedicated new organization responsible for promoting and supporting the creation of new businesses. The organization seeks to draw on internal and external insight to provide a catalyst for innovation and to provide opportunities for new ideas to transition into successful new businesses.

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

Further details of the global environmental plan “Road to Zero” and actual measures undertaken by Sony are reported in Sony’s CSR report available on the following website: http://www.sony.net/SonyInfo/csr_report/.

E.	Off-balance Sheet Arrangements

Sony has certain off-balance sheet arrangements that provide liquidity, capital resources and/or credit risk support.

Refer to Note 6 of the consolidated financial statements for transactions in which Sony has relinquished control of receivables, accounted for as sales, in accordance with the accounting guidance for transfers of financial assets, and Note 23 of the consolidated financial statements for various arrangements with variable interest entities, including those where Sony is not the primary beneficiary and therefore does not consolidate the entity.

F.	Contractual Obligations, Commitments, and Contingent Liabilities

The following table summarizes Sony’s contractual obligations and commitments as of March 31, 2014. The references to the notes below refer to the corresponding notes within the consolidated financial statements.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(Yen in millions)
Contractual obligations and commitments:
Short-term debt (Note 11)	111,836	111,836	—	—	—
Long-term debt (Notes 8 and 11)
Capital lease obligations and other	90,560	38,487	40,169	6,462	5,442
Other long-term debt	1,092,006	227,431	277,134	428,982	158,459
Interest on other long-term debt	31,793	8,219	12,440	7,464	3,670
Minimum rental payments required under operating leases (Note 8)	302,497	62,152	88,008	46,192	106,145
Purchase commitments (Note 27)
Expected cost for the production or purchase of motion pictures and television programming or certain rights	125,268	54,484	55,839	14,942	3
Long-term contracts with recording artists, songwriters and companies	60,121	24,038	21,308	7,572	7,203
Long-term sponsorship contracts related to advertising and promotional rights	52,389	9,363	12,890	11,795	18,341
Other purchase commitments	74,106	33,585	28,641	7,962	3,918
Future insurance policy benefits and other and policyholders’ account in the life insurance business* (Note 10)	15,722,745	382,426	852,585	933,135	13,554,599
Gross unrecognized tax benefits** (Note 21)	214,795	—	—	—	—
Total	17,878,116	952,021	1,389,014	1,464,506	13,857,780

* Future insurance policy benefits and other and policyholders’ account in the life insurance business are the estimated future cash payments to be made to policy holders and others. These cash payments are based upon assumptions including morbidity, mortality, withdrawals and other factors. Amounts presented in the above table are undiscounted. The sum of the cash payments of 15,722.7 billion yen exceeds the corresponding liability amounts of 5,810.4 billion yen included in the consolidated balance sheets principally due to the time value of money. Refer to Note 10 of the consolidated financial statements.

** The total amount represents the liability for gross unrecognized tax benefits in accordance with the accounting guidance for uncertain tax positions. Sony estimates that no portion of the liability will be settled within one year. The settlement period for the liability, which totaled 214.8 billion yen, cannot be reasonably estimated due to the uncertainty associated with the timing of the settlements with the various taxing authorities. Refer to Note 21 of the consolidated financial statements.

The following items are not included in either the above table or the total amount of commitments outstanding at March 31, 2014:

•

The total amount of expected future pension payments is not included as such amount is not currently determinable. Sony expects to contribute approximately 13 billion yen to Japanese pension plans and approximately 7 billion yen to foreign pension plans during the fiscal year ending March 31, 2015. Refer to Note 15 of the consolidated financial statements.

•

The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included in the above table as it is not foreseeable what loans will be incurred under such line of credit. The total unused portion of the line of credit extended under these contracts was 24.2 billion yen as of March 31, 2014 (Note 27).

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

•

An advance payment from a commercial customer is not included as it is subject to reimbursement only under certain contingent conditions of the contract, including a downgrade of Sony’s credit rating by either S&P (lower than “BBB-”) or Moody’s (lower than “Ba1”). The condition related to the credit rating by Moody’s was eased through an amendment in March 2014 to allow for a downgrade from Baa3 to Ba1. The maximum repayment amount is 35.5 billion yen of which 28.4 billion yen is recorded in other current liabilities and 7.1 billion is recorded yen in other long-term liabilities in the consolidated balance sheets at March 31, 2014 based on the anticipated recoupment period. The advance payment amounts are recouped through product sales to the commercial customer during the period specified in the contract.

In order to fulfill its commitments, Sony will use existing cash, cash generated by its operating activities, and intra-group borrowings, where possible. Further, Sony may raise funds through bonds, CP programs and committed lines of credit from banks, when necessary.

Refer to Item 8 A. “Financial Information” Consolidated Statements and Other Financial Information for legal proceedings and Note 27 of the consolidated financial statements for guarantees issued, including product warranties.

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

Investments

Sony’s investments include debt and equity securities accounted for under both the cost and equity method of accounting. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value with a charge to income. Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuers, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

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

When an other-than-temporary impairment of a held-to-maturity debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost. If the debt security meets either of these two criteria, the other-than-temporary impairment is recognized in income, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in income is a credit loss equal to the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other comprehensive income. Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in income are presented as a separate component of accumulated other comprehensive income.

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

During the fiscal year ended March 31, 2014, Sony recorded impairment charges for long-lived assets totaling 72,724 million yen which included 32,107 million yen related to the battery business asset group within the Devices segment, 12,303 million yen related to the disc manufacturing business asset group within All Other and 12,817 million yen related to the PC business asset group within the MP&C segment. These impairment charges primarily reflect a decrease in the estimated fair value of property, plant and equipment and certain intangible assets. For the battery business group, in light of a lack of progress towards achieving adequate operating results, Sony conducted a strategic review of the business and the evolving market trends. Following these developments, Sony reduced the corresponding estimated future cash flows and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge. For the disc manufacturing business group, the long-lived asset impairment relates to a lowered forecast of cash flows outside of Japan and the United States, primarily attributable to the manufacturing and distribution operations in Europe, which began additional restructuring activities in March 2014, and reflects the faster than expected contraction of the physical media market. For the PC business, the corresponding estimated future cash flows leading to the impairment charge reflect an updated strategic plan to concentrate the mobile business on smartphones and tablets and ultimately exit the PC business following the continued challenges in the PC market.

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

Goodwill and other intangible assets

Goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by Sony’s management. In assessing goodwill and indefinite lived intangible assets for impairment, Sony has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit and indefinite lived intangible asset is less than its carrying amount. Reporting units are Sony’s operating segments or one level below the operating segments. If Sony determines that it is not more likely than not that the fair value of a reporting unit and indefinite lived intangible asset is less than its carrying amount, no additional tests to assess goodwill and indefinite lived intangible assets for impairment are required to be performed. However, if Sony concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. In the fiscal year ended March 31, 2014, Sony elected not to perform the aforementioned qualitative assessment of goodwill and instead proceeded directly to the quantitative impairment test.

The first step of the two-step process involves a comparison of the estimated fair value of a reporting unit to its carrying amount to identify potential impairment. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Indefinite lived intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test are judgmental in nature and often involve the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of indefinite lived intangible assets. These estimates and assumptions could significantly impact whether or not an impairment charge is recognized as well as the magnitude of any such charge. In its impairment review, Sony performs internal valuation analyses or utilizes third-party valuations when management believes it to be appropriate, and considers other market information that is publicly available. The fair value of reporting units and indefinite lived intangible assets is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. In addition to the estimates of future cash flows, two of the most significant estimates involved in the determination of fair value of the reporting units are the discount rates and the perpetual growth rates applied to terminal values used in the discounted cash flow analysis. The discount rates used in the cash flow models for the goodwill impairment testing consider market and industry data as well as specific risk factors for each reporting unit. The perpetual growth rates for the individual reporting units, for purposes of the terminal value determination, are generally set after an initial three-year forecasted period, although certain reporting units utilized longer forecasted periods, and are based on historical experience, market and industry data.

Except as described below, fair value exceeded the carrying amount of the reporting units with goodwill and indefinite lived intangible assets, and therefore no impairment existed and the second step of the impairment test was not required. As a result, no material impairments of goodwill or indefinite lived intangible assets were recorded beyond the impairments described below. When testing goodwill for impairment, consideration was given to Sony’s market capitalization in relation to the sum of the calculated fair values of the reporting units, including reporting units with no goodwill, and taking into account corporate level assets and liabilities not assigned to individual reporting units as well as a reasonable control premium.

During the fiscal year ended March 31, 2014, Sony recorded impairment losses of 13,264 million yen related to the disc manufacturing business included in All Other. The impairment charge reflected the overall decline in the fair value of the reporting unit. The fair value of the reporting unit was estimated using the present value of expected future cash flows.

The carrying amounts of goodwill by segment as of March 31, 2014 are as follows:

Yen in millions
Mobile Products & Communications	180,179
Game	150,572
Imaging Products & Solutions	6,187
Devices	37,400
Pictures	187,307
Music	122,780
Financial Services	2,314
All Other	5,064

Total	691,803

Management believes that the estimates of future cash flows and fair value used in the goodwill impairment tests are reasonable; however, in the future, changes in estimates resulting in lower than currently anticipated cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and indefinite lived intangible assets in the future. In order to evaluate the sensitivity of the fair value calculations on the impairment analysis performed for the fiscal year ended March 31, 2014, Sony applied a hypothetical 10 percent decrease to the fair value of each reporting unit. A hypothetical 10 percent decrease to the estimated fair value of each reporting unit would not have resulted in a failure of step one of the goodwill impairment test.

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

To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 1.4 percent for its Japanese pension plans as of March 31, 2014. The discount rate was determined by using information about yields on high-quality bonds currently available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments. Such available information about yields is collected from published market information and credit rating agencies. The 1.4 percent discount rate represents a 10 basis point decrease from the 1.5 percent discount rate used for the fiscal year ended March 31, 2013 and reflects current Japanese market interest conditions.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of pension plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long term return consistent with the long term nature of the corresponding pension liabilities. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 3.0 percent as of March 31, 2013 and 2014. The actual return on pension plan assets for the fiscal years ended March 31, 2013 and 2014 was a 12.5 percent gain and an 8.8 percent gain, respectively. The difference between the expected and the actual rate of return on pension plan assets was primarily due to the robust performance in the equity markets until the third quarter of this fiscal year, and the appreciation of foreign currency-denominated assets reflecting the weakening yen. Actual results that differ from the expected return on pension plan assets are accumulated and amortized as a component of pension costs over the average future service period, thereby reducing the year-to-year volatility in pension costs. As of March 31, 2013 and 2014, Sony had, with respect to Japanese pension plans, net actuarial losses of 264.6 billion yen and 237.0 billion yen, respectively, including losses related to pension plan assets. For the fiscal year ended March 31, 2014, the net actuarial loss decreased as the actual return on pension plan assets significantly exceeded the expected return, partially offset by the impact of the decline in the discount rate used to determine the defined benefit obligation, as compared to the prior fiscal year’s rate.

The following table illustrates the effect on the fiscal year ending March 31, 2015 of changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions as of March 31, 2014 constant, for Japanese pension plans.

Change in assumption	Projected benefit obligations	Pension costs	Equity (Net of tax)
(Yen in billions)
25 basis point increase / decrease in discount rate	–/+30.7	–/+1.5	+/–0.9
25 basis point increase / decrease in expected long-term rate of return on pension plan assets	—	–/+1.6	+/–1.0

Deferred tax asset valuation

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized prior to expiration. Accordingly, the need to establish a valuation allowance for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.

As a result of losses incurred in recent years, Sony Corporation and several subsidiaries in Japan, Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group in the U.S., Sony Mobile Communications in Sweden, Sony Europe Limited (“SEU”) in the U.K. and certain entities in other tax jurisdictions are each in cumulative loss positions. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset that is difficult to overcome when determining that a valuation allowance is not needed against deferred tax assets.

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

The estimate for the valuation of deferred tax assets, which is based on currently enacted tax laws and rates as of the balance sheet date, reflects management’s judgment and best estimate of the likely future tax consequences of events that have been recognized in Sony’s financial statements and tax returns, the ability to implement various tax planning strategies and, in certain cases, future forecasts, business plans and other expectations about future outcomes. Changes in existing tax laws or rates in tax jurisdictions in which Sony operates could affect actual tax results, and market or economic deterioration or failure of management to achieve its restructuring objectives could affect future business results, either of which could affect the valuation of deferred tax assets over time. If future results are less than projected, if APA negotiations result in a different allocation of profits and losses than currently anticipated, if tax planning alternatives are no longer viable, or if there is no excess appreciated asset value over the tax basis of the assets contemplated for sale, further valuation allowance may be required in the future to reduce the deferred tax assets to their net realizable value. On the other hand, an improvement in future results, or other factors such as business reorganizations, could lead to future valuation allowance reversals into income as a reduction to tax expense, subject to review of the relevant qualitative factors and uncertainties. These factors and other changes that are not anticipated in current estimates could have a material impact on Sony’s earnings or financial condition in the period or periods in which the impact is recorded or reversed.

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

Future insurance policy benefits

Liabilities for future insurance policy benefits, which mainly relate to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.5 percent to 4.5 percent and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses.

Policyholders’ account in the life insurance business

Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account includes universal life insurance and investment contracts. Universal life insurance includes interest sensitive whole life contracts and variable contracts. The credited rates associated with interest sensitive whole life contracts range from 1.9 percent to 2.0 percent. For variable contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. Investment contracts mainly include single payment endowment contracts, single payment juvenile contracts and policies after the start of annuity payments. The credited rates associated with investment contracts range from 0.1 percent to 6.3 percent.

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

Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Corporation, their date of birth, the year in which they were first elected, their current position at Sony, prior positions, and other principal business activities outside Sony as of June 26, 2014.

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

Kenichiro Yoshida

Date of Birth: October 20, 1959
Director (Member of the Board) Since: 2014
Corporate Executive Officer Since: 2013
Current Positions within Sony:	Executive Vice President and Chief Financial Officer, Representative Corporate Executive Officer Member of the Nominating Committee and Compensation Committee

Principal Business Activities Outside Sony: None

Prior Positions:
2013	Executive Vice President, Chief Strategy Officer and Deputy Chief Financial Officer, Corporate Executive Officer, Sony Corporation
2005	President and Representative Director, So-net Corporation
2001	Senior Vice President, So-net Corporation
1983	Entered Sony Corporation

Kanemitsu Anraku

Date of Birth: April 21, 1941
Outside Director (Member of the Board) Since: 2010
Current Position within Sony:	Member of the Audit Committee
Principal Business Activities Outside Sony:

Director, Mizuho Financial Group, Inc.
Prior Positions:
2002	President, Nissan Real Estate Development Co., Ltd.
2000	Vice Chairman, Nissan Motor Co., Ltd.
1999	Representative Director and Executive Vice President, Nissan Motor Co., Ltd.

Osamu Nagayama

Date of Birth: April 21, 1947
Outside Director (Member of the Board) Since: 2010
Current Positions within Sony:	Chairman of the Board Chair of the Nominating Committee

Principal Business Activities Outside Sony:
Representative Director, Chairman and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.

Prior Positions:
1992	Chairman of the Board, President and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.
1989	Representative Director and Deputy President, Chugai Pharmaceutical Co., Ltd.
1987	Director and Senior Vice President, Chugai Pharmaceutical Co., Ltd.
1985	Director, Deputy General Manager of the Development Planning Division, Director of the Business Planning Division, Member of the Board, Chugai Pharmaceutical Co., Ltd.

Takaaki Nimura

Date of Birth: October 25, 1949
Outside Director (Member of the Board) Since: 2012
Current Position within Sony:	Chair of the Audit Committee
Principal Business Activities Outside Sony: None
Prior Positions:

2008	Executive Board member, Ernst & Young ShinNihon LLC
1997	Senior partner, Showa Ota & Co.
1989	Partner, Asahi Shinwa & Co.

Eikoh Harada

Date of Birth: December 3, 1948
Outside Director (Member of the Board) Since: 2013
Current Position within Sony:	Chair of the Compensation Committee
Principal Business Activities Outside Sony:

Chairman, Director, McDonald’s Holdings Company (Japan), Ltd.
Chairman, Director, McDonald’s Company (Japan), Ltd.
Representative Director, Chairman and President, Benesse Holdings, Inc.
Prior Positions:

2005	Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Holdings Company (Japan), Ltd.
Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Company (Japan), Ltd.
1997	President, Apple Japan, Inc.
Vice President, Apple Computer, Inc.
1983	Director, Schlumberger Group

Joichi Ito

Date of Birth: June 19, 1966
Outside Director (Member of the Board) Since: 2013
Current Position within Sony:	Member of the Nominating Committee
Principal Business Activities Outside Sony:

Chief Executive Officer, Neoteny Co., Ltd.
Director, MIT Media Lab, Massachusetts Institute of Technology
Director, Digital Garage, Inc.
Director, Tucows Inc.
Director, The New York Times Company

Prior Positions:
1999	Chairman, Infoseek Japan
1995	Co-founder, Chief Executive Officer, Digital Garage, Inc.

Tim Schaaff

Date of Birth: December 5, 1959
Director (Member of the Board) Since: 2013
Current Position within Sony:	Member of the Nominating Committee
Principal Business Activities Outside Sony:

Independent Startup Adviser
Prior Positions:
2012	Group Executive, Sony Corporation
2009	President, Sony Network Entertainment International LLC
2005	Entered Sony Corporation of America as Senior Vice President
1998	Vice President, Apple Computer, Inc.

Kazuo Matsunaga

Date of Birth: February 28, 1952
Director (Member of the Board) Since: 2014
Current Position within Sony:	Member of the Audit Committee
Principal Business Activities Outside Sony:

Director, Sumitomo Corporation
Director, Takasago Thermal Engineering Co., Ltd.

Prior Positions:
2010	Vice-Minister of Economy, Trade and Industry, METI
2008	Director-General, Economic and Industrial Policy Bureau, METI
2004	Director-General, Nuclear and Industrial Safety Agency, Ministry of Economy, Trade and Industry (“METI”))

Koichi Miyata

Date of Birth: November 16, 1953
Director (Member of the Board) Since: 2014
Current Position within Sony:	Member of the Nominating Committee
Principal Business Activities Outside Sony:

Director and President, Sumitomo Mitsui Financial Group, Inc.
Director, Sumitomo Mitsui Banking Corporation

Prior Positions:
2010	Director, Sumitomo Mitsui Financial Group, Inc.
2010	Senior Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc.
2009	Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation

John V. Roos

Date of Birth: February 14, 1955
Director (Member of the Board) Since: 2014
Current Position within Sony:	Member of the Nominating Committee
Principal Business Activities Outside Sony:

Chief Executive Officer, The Roos Group, LLC
Director, salesforce.com, inc.
Member of Global Advisory Board, Mitsubishi UFJ Financial Group, Inc.
Senior Advisor, Centerview Partners LLC

Prior Positions:
2009	United States Ambassador to Japan
2005	Chief Executive Officer, Wilson Sonsini Goodrich & Rosati
2000	Managing Director of Professional Services, Wilson Sonsini Goodrich & Rosati

Eriko Sakurai

Date of Birth: November 16, 1960
Director (Member of the Board) Since: 2014
Current Position within Sony:	Member of the Compensation Committee
Principal Business Activities Outside Sony:

Chairman and Chief Executive Officer, Representative Director, Dow Corning Toray Co., Ltd.
Regional President — Japan/Korea, Dow Corning Corporation

Prior Positions:
2008	Director, Dow Corning Toray Co., Ltd.

Corporate Executive Officers

In addition to Messrs. Hirai and Yoshida, the six individuals set forth below are the current Corporate Executive Officers of Sony Corporation as of June 26, 2014. Refer to “Board Practices” below.

Tadashi Saito

Date of Birth: August 21, 1953
Corporate Executive Officer Since: 2012
Current Positions within Sony:	Executive Vice President, Officer in charge of Medical Business
Prior Positions:

2012	Executive Vice President and Chief Strategy Officer, Sony Corporation
2008	Executive Vice President, Sony Corporation
2005	Senior Vice President, Sony Corporation
2004	Executive Officer, Sony Corporation
1976	Entered Sony Corporation

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
Principal Business Activities Outside Sony: None

Tomoyuki Suzuki

Date of Birth: August 19, 1954
Corporate Executive Officer Since: 2012
Current Positions within Sony:	Executive Vice President, Officer in charge of Device Solutions Business and RDS Platform
Prior Positions:

2005	Senior Vice President, Sony Corporation
2004	Executive Officer, Sony Corporation
1979	Entered Sony Corporation
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
Principal Business Activities Outside Sony: None

Shiro Kambe

Date of Birth: December 18, 1961
Corporate Executive Officer Since: 2014
Current Positions within Sony:	Executive Vice President, Officer in charge of Legal, Compliance, Corporate Communications, CSR, External Relations and Brand
Prior Positions:

2010	Senior Vice President, Corporate Executive, Sony Corporation
1984	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Kazuo Hirai, Kenichiro Yoshida, Tadashi Saito, Shoji Nemoto, Tomoyuki Suzuki, Kunimasa Suzuki, Kunitaka Fujita, and Shiro Kambe are engaged on a full-time basis by Sony Corporation. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

B.	Compensation

Under the Financial Instruments and Exchange Act of Japan and related regulations, Sony is required to disclose the total remuneration paid by Sony Corporation to Directors and Corporate Executive Officers, as well as remuneration of any Director or Corporate Executive Officer who receives total aggregate annual remuneration exceeding 100 million yen from Sony Corporation and its consolidated subsidiaries in a fiscal year, on an individual basis. The following table and accompanying footnotes show the information on such matters that Sony Corporation has disclosed in its annual Securities Report for the fiscal year ended March 31, 2014 filed on June 26, 2014 with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.

(1) Total amounts of remuneration paid by Sony Corporation to Directors and Corporate Executive Officers

	Fixed remuneration		Bonus linked to business results		Phantom restricted stock plan
	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)
Directors	15	168	—	—	5	74
	(*)(**)			(***)		(*****)
(Outside Directors)	(12)	(152)	(—)	(—)	(5)	(74)
Corporate Executive	10	569	9	0	1	22
Officers	(**)			(****)		(*****)
Total******	25	737	9	0	6	96

* The number of persons does not include two Directors who concurrently serve as Corporate Executive Officers, because Sony Corporation does not pay any additional remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

** The number of persons includes four Directors and a Corporate Executive Officer who resigned on the day of the Ordinary General Meeting of Shareholders held on June 20, 2013.

*** Sony Corporation does not pay bonuses linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.

**** Nine Corporate Executive Officers waived their bonuses linked to business results for the fiscal year ended March 31, 2014.

***** The Phantom Restricted Stock Plan includes the amount that will be paid to five Directors who resigned on the day of the Ordinary General Meeting of Shareholders held on June 19, 2014 and a Corporate Executive Officer who resigned on March 31, 2014.

****** In addition to the above, during the fiscal year ended March 31, 2014, Sony Corporation recorded 2 million yen in expenses for Directors (2 million yen for Outside Directors) and 242 million yen in expenses for Corporate Executive Officers, respectively, for Stock Acquisition Rights granted to Directors and Corporate Executive Officers, respectively, during the fiscal year ended March 31, 2014 or in the past for stock option purposes.

(2) Amounts of remuneration paid by Sony Corporation and its subsidiaries to Directors and Corporate Executive Officers on an individual basis.

Name	Position	Basic remuneration (Yen in millions)	Bonus linked to business results (Yen in millions)	Phantom restricted stock plan (Yen in millions)	Total (Yen in millions)	Granted number of stock acquisition rights* (Thousand shares)
Kazuo Hirai	Sony Corporation Director, President & CEO, and Representative Corporate Executive Officer**	184 ***	0	—	184	200
Nicole Seligman	Sony Corporation Former EVP & General Counsel (until June 19, 2014)	100 ***	0	—	156	30
	Sony Corporation of America President	56	0	—

* The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal year ended March 31, 2014 was 821 yen and was estimated using the Black-Scholes option-pricing model with several assumptions. Refer to Note 17 of the consolidated financial statements on page F-67 of this report for details. The weighted-average fair value per share does not indicate the actual value that would be realized by a Corporate Executive Officer upon the exercise of the above-mentioned stock acquisition rights. The actual value, if any, that is realized by a Corporate Executive Officer upon the exercise of any stock acquisition rights will depend on the extent to which the market value of Sony Corporation’s Common Stock exceeds the exercise price of the stock acquisition rights on the date of exercise, and several other restrictions imposed on the exercise of the stock acquisition rights, including the period when a Corporate Executive Officer could exercise the stock acquisition rights. Accordingly, there is no assurance that the value realized or to be realized by a Corporate Executive Officer upon the exercise of the stock acquisition rights is or will be at or near the weighted-average fair value per share presented above. In addition, the above weighted-average fair value per share was calculated to recognize compensation expense for the fiscal year ended March 31, 2014 for accounting purposes and should not be regarded as any indication or prediction of Sony with respect to its future stock performance.

** As noted above, Sony Corporation does not pay any remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

*** Remuneration for Kazuo Hirai, Representative Corporate Executive Officer and Nicole Seligman, Corporate Executive Officer, are set in U.S. dollar. The reduction of their dollar-based remuneration has been in place since 2012. Apart from the remunerations contained in the above table, Sony also provided certain personal benefits and perquisites, including fringe benefits (and in some instances Sony paid the executive’s income taxes related to their perquisites), during the fiscal year ended March 31, 2014: for Kazuo Hirai, Representative Corporate Executive Officer, Sony Corporation — 11 million yen; and for Nicole Seligman, Corporate Executive Officer, Sony Corporation — 9 million yen/ Sony Corporation of America — 5 million yen.

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

Regarding the Phantom Restricted Stock Plan, points fixed every year by the Compensation Committee shall be granted to Corporate Executive Officers every year during his/her tenure in office, and at the time of resignation, the remuneration amount shall be calculated by multiplying Sony Corporation’s Common Stock price by accumulated points. These amounts are then used to purchase Sony Corporation’s Common Stock on behalf of the applicable Corporate Executive Officer upon his/her resignation.

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

The Nominating Committee, which pursuant to the Charter of the Board of Directors consists of five or more Directors, determines the content of proposals to be submitted for approval at the General Meeting of Shareholders regarding the appointment and dismissal of Directors. As stated above, under the Companies Act, a majority of the members of the Nominating Committee must be outside Directors. Under the Charter of the Board of Directors, at least two members of the Nominating Committee must concurrently be Corporate Executive Officers. The Nominating Committee is comprised of the following members as of June 26, 2014: Osamu Nagayama, who is the Chair of the Nominating Committee, the Chairman of the Board and an outside Director; Joichi Ito, Koichi Miyata and John V. Roos, who are each outside Directors; Tim Schaaff, who is a Director; and Kazuo Hirai and Kenichiro Yoshida, who are Corporate Executive Officers.

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

The Audit Committee discusses with Sony Corporation’s independent auditor, PricewaterhouseCoopers Aarata, the scope and results of audits by the independent auditor including their evaluation of Sony Corporation’s internal controls, compatibility with Generally Accepted Accounting Principles in the U.S., and the overall quality of financial reporting. The Audit Committee makes an assessment of the independence of PricewaterhouseCoopers Aarata by overseeing their activities through regular communications and discussions with them, and by pre-approving audit and non-audit services to be provided. The Audit Committee is comprised of the following members as of June 26, 2014: Takaaki Nimura, who is the Chair of the Audit Committee and an outside Director, and Kanemitsu Anraku and Kazuo Matsunaga, who are also outside Directors. Takaaki Nimura and Kanemitsu Anraku are each “audit committee financial experts” within the meaning of Item 16A of this report.

As required by the Companies Act, the Compensation Committee determines the policy and the content of compensation, bonus and any other benefits (including equity-related rights or options given for the purpose of stock incentive options) to be received by each Director and Corporate Executive Officer in consideration of the execution of their duties. In addition to such statutory duties, the Compensation Committee sets policy on the composition of individual compensation to be received by other senior management of Sony Group (Directors or other officers of Sony Group companies whose appointment is subject to approval by the Chief Executive Officer (“CEO”) of Sony Corporation), and also submits proposals to the Board of Directors regarding the issuance of stock acquisition rights for the purpose of granting stock options and other forms of stock price-based compensation utilizing shares etc. of Sony Group, as individual compensation to the aforementioned senior management. Under the Charter of the Board of Directors, the Compensation Committee shall consist of three or more Directors, and as a general rule, at least one member shall concurrently serve as Corporate Executive Officer; provided, however, that a Director who is the CEO or the Chief Operating Officer (“COO”) of Sony Group or in any equivalent position shall not be a member of the Compensation Committee. As stated above, a majority of the members of the Compensation Committee must be outside Directors. The Compensation Committee is comprised of the following members as of June 26, 2014: Eikoh Harada, who is the Chair of the Compensation Committee and an outside Director, Eriko Sakurai, who is also an outside Director; and Kenichiro Yoshida, who is a Corporate Executive Officer.

During the fiscal year ended March 31, 2014, the Board of Directors convened ten times. The Nominating Committee met six times, the Audit Committee met eight times and the Compensation Committee met eight times. All 12 outside Directors participated in all meetings of the Board of Directors held during his/her tenure period of the fiscal year ended March 31, 2014 except for Sir Peter Bonfield, Ryuji Yasuda, Yukako Uchinaga, Tsun-Yan Hsieh, and Yorihiko Kojima (Sir Peter Bonfield, Ryuji Yasuda, Yukako Uchinaga and Yorihiko Kojima each participated in nine meetings out of ten; Tsun-Yan Hsieh, whose tenure ended in June 2013, participated in two meetings out of three). Also, all 10 outside Directors who are members of Committees participated in at least 75 percent of the aggregate number of meetings of each Committee held during the fiscal year ended March 31, 2014, except for Yorihiko Kojima (Yorihiko Kojima participated in four meetings of the Nominating Committee out of the six held during the fiscal year ended March 31, 2014). All three outside Directors who are members of the Audit Committee participated in all meetings of the Audit Committee held during his/her tenure period of the fiscal year ended March 31, 2014.

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

The Board of Directors must appoint one or more Corporate Executive Officers who are authorized to determine matters delegated to them by the Board of Directors. The Corporate Executive Officers are responsible for conducting all the business operations of Sony within the scope of authority delegated by the Board of Directors. As of June 26, 2014, there are eight Corporate Executive Officers, two of whom are also Directors. Significant decision-making authority has been delegated to the CEO and also to each Corporate Executive Officer with respect to investments, strategic alliances and other actions related to the execution of business operations. Sony Corporation believes that this significant delegation enables Sony to be managed in a dynamic and responsive manner. The terms of office of Corporate Executive Officers expire at the conclusion of the first meeting of the Board of Directors held immediately after the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year after their election. From among those Corporate Executive Officers who, as a general rule, are also Directors, the Board of Directors shall elect Representative Corporate Executive Officers. Each Representative Corporate Executive Officer has the statutory authority to represent Sony Corporation in the conduct of its affairs.

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

As of March 31, 2014, Sony had approximately 140,900 employees, a decrease of approximately 5,400 employees from March 31, 2013. During the fiscal year ended March 31, 2014, while employees of the Financial Services segment and the Music segment increased, the total number of employees decreased due to restructuring initiatives taken in Japan, North America and Europe. As of March 31, 2014, approximately 52,200 employees were located in Japan and approximately 88,700 employees were located outside Japan. Approximately 20 percent of the total number of employees were members of labor unions.

As of March 31, 2013, Sony had approximately 146,300 employees, a decrease of approximately 16,400 employees from March 31, 2012. During the fiscal year ended March 31, 2013, while employees in the Financial Services segment increased, the total number of employees decreased significantly due to production adjustments implemented mainly at manufacturing sites in the East Asia and Asia-Pacific region (excluding Japan), restructuring initiatives and the sale of the chemical products related business during the same fiscal year. As of March 31, 2013, approximately 54,800 employees were located in Japan and approximately 91,500 employees were located outside Japan. Approximately 24 percent of the total number of employees were members of labor unions.

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

The following table shows the number of employees of Sony by segment as of March 31, 2012, 2013 and 2014.

Number of Employees by Segment

	March 31
	2012	2013	2014
Electronics*	121,600	105,000	101,700
Pictures	7,200	7,400	7,200
Music	6,400	6,500	6,700
Financial Services	7,700	8,200	8,500
All Other	10,500	9,800	9,300
Unallocated — Corporate employees	9,300	9,400	7,500

Total	162,700	146,300	140,900

*	The term “Electronics” refers to the sum of the MP&C, Game, IP&S, HE&S and Devices segments.

As of March 31, 2014, the number of employees in Electronics decreased compared to March 31, 2013, reflecting restructuring initiatives taken in Japan, North America, and Europe. The number of employees in All Other also decreased compared to March 31, 2013, reflecting the sale of Gracenote Inc. during the fiscal year ended March 31, 2014. In the Music segment, the number of employees increased compared to March 31, 2013 primarily due to the expansion of the music publishing business as a result of the administration of the EMI Music Publishing catalog. In the Financial Services segment, the number of employees as of March 31, 2014 increased compared to March 31, 2013 due to the expansion of its businesses.

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

In addition, the average number of employees for the fiscal years ended March 31, 2012, 2013 and 2014 calculated by averaging the total number of employees at the end of each quarter, were approximately 165,900, 153,900 and 143,300, respectively.

Sony generally considers its labor relations to be good.

In Japan, Sony Corporation and several subsidiaries have labor unions.

In Electronics, Sony owns many manufacturing sites, particularly in Asia, where a few sites have labor unions that have union contracts. In China, most employees are members of labor unions. In the Americas, some manufacturing sites have labor unions. Sony has generally maintained good relationships with these labor unions. In Europe, Sony maintains good labor relations with the Work Councils in each country.

In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2014, negotiations were successfully concluded for a new three-year agreement with the Theatrical Drivers and Helpers of Local Union 817, International Brotherhood of Teamsters, Chauffeurs, Warehouseman and Helpers of America (New York). Negotiations were also successfully concluded for a new three-year agreement with the Directors Guild of America (“DGA”) covering two separate collective bargaining agreements (the DGA Basic Agreement and the DGA film and Live Television Agreement). Negotiations have also concluded for a new three-year agreement with the Writers Guild of America (“WGA”) that was ratified by the WGA membership in April 2014. Negotiations for a new three-year agreement are ongoing with the American Federation of Musicians, and negotiations with the Screen Actors Guild and the American Federation of Television and Radio Artists began in May 2014. It is not anticipated that these negotiations will result in an interruption in production.

In the Music segment, Sony has several labor unions and generally considers its labor relations to be good.

Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

E.	Share Ownership

The total number of shares of Sony Corporation’s Common Stock beneficially owned by Directors and Corporate Executive Officers (9 people) listed in “Directors and Senior Management” above was approximately 0.004 percent of the total shares outstanding as of June 26, 2014. Refer to “Board Practices” above.

During the fiscal year ended March 31, 2014, Sony granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock of Sony Corporation, to Corporate Executive Officers, Corporate Executives, Group Executives, and selected employees. The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony to Directors and Corporate Executive Officers as of May 31, 2014 and which were outstanding as of the same date.

Year granted (Fiscal year ended March 31)	Total number of shares subject to stock acquisition rights	Exercise price per share
	(in thousands)
2014	230	20.01 U.S. dollars
2014	185	2,007 yen
2013	230	11.23 U.S. dollars
2013	143	932 yen
2012	110	19.44 U.S. dollars
2012	100	1,523 yen
2011	80	35.48 U.S. dollars
2011	84	2,945 yen
2010	80	29.56 U.S. dollars
2010	64	2,595 yen
2009	60	30.24 U.S. dollars
2009	54	2,987 yen
2008	60	48.15 U.S. dollars
2008	40	5,514 yen
2007	54	40.05 U.S. dollars
2007	43	4,756 yen
2006	30	34.14 U.S. dollars
2006	40	4,060 yen
2005	30	40.34 U.S. dollars
2005	33	3,782 yen

Regarding the above compensation plans, refer to Note 17 of the consolidated financial statements.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2014, there were 1,044,707,767 shares of common stock outstanding, including 1,026,618 shares of treasury stock. Out of the total outstanding shares, 94,060,003 shares were in the form of ADRs and 137,983,836 shares were held of record in the form of common stock by residents in the U.S. As of March 31, 2014, the number of registered ADR holders was 6,336 and the number of registered holders of common stock of Sony Corporation in the U.S. was 351.

The Financial Instruments and Exchange Act of Japan requires any person who solely or jointly owns more than 5 percent of total issued voting shares of a company listed on any Japanese stock exchange to file with the Kanto Local Finance Bureau (“Bureau”) a Bulk Shareholding Report. The following table summarizes the Bulk Shareholding Reports related to Sony (each a “Report”) submitted to the Bureau between June 27, 2013 and June 24, 2014, where it is reported that ownership percentage by the reported entity exceeds 5 percent in the most recent updated Report. The Reports do not specify whether reported ownership is direct or beneficial.

Date of Report*	Reported entities	Reported number of direct or indirect owned and deemed owned shares**	Reported percentage of direct or indirect owned and deemed owned shares**
April 4, 2014	Sumitomo Mitsui Trust Bank, Limited	53,312,421	5.04

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

In addition, in the fiscal year ended March 31, 2014, sales to affiliates accounted for under the equity method totaled 23.6 billion yen and purchases from those equity affiliates totaled 1.5 billion yen. Although there were 107 equity affiliates accounted for under the equity method at March 31, 2014, there were no individually significant investments.

As of March 31, 2014, Sony had accounts receivable, trade of 8.3 billion yen due from its equity affiliates and had accounts payable, trade of 1.0 billion yen due to its equity affiliates. Due to the size of these transactions, Sony does not consider the amount involved to be material to its business. Refer to Note 5 of the consolidated financial statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

C.	Interests of Experts and Counsel

Not Applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Refer to the consolidated financial statements and the notes of the consolidated financial statements.

Legal Proceedings

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business. Sony understands that the DOJ, the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser class action lawsuits have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of June 26, 2014, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. A proposed settlement of the U.S. class action suits has been submitted to the court for preliminary approval. The settlement of a set of non-U.S. class actions has received court approval, and one non-U.S. class action suit remains pending. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. The DOJ has notified Sony that it has closed its investigation, and Sony understands that the investigations by several other agencies have now ended, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In November 2013, trial was set for September 2014 on a complaint by a former customer of Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., seeking recovery in connection with the former customer’s bankruptcy filing. Based on the stage of this proceeding and information currently available, Sony believes that any reasonably possible loss would not have a material impact on Sony’s results of operations and financial position.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

Dividend Policy

Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders. It is Sony’s policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value such as those that ensure future growth and strengthen competitiveness. Going forward, Sony will determine the amount of dividends based on an overall consideration of our consolidated operating results, financial condition and future business expectations.

A fiscal year-end dividend of 12.5 yen per share of Common Stock of Sony Corporation was approved at the Board of Directors meeting held on May 13, 2014 and the payment of such dividend started on June 2, 2014. Sony Corporation has already paid an interim dividend for Common Stock of 12.5 yen per share to each shareholder; accordingly, the total annual dividend per share of Common Stock for the fiscal year ended March 31, 2014 is 25.0 yen.

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

Sony Corporation’s Common Stock, with no par value per share, has been listed on the TSE since 1958, and is also listed on the London Stock Exchange in the United Kingdom.

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

	Tokyo Stock Exchange price per share of Common Stock		New York Stock Exchange price per share of ADS
	High	Low	High	Low
	(yen)		(U.S. dollars)
Annual highs and lows*
The fiscal year ended March 31, 2010	3,645	2,050	40.45	21.27
The fiscal year ended March 31, 2011	3,620	2,100	38.67	25.85
The fiscal year ended March 31, 2012	2,727	1,253	32.09	16.16
Quarterly highs and lows*
The fiscal year ended March 31, 2013	1,750	772	20.83	9.57
1st quarter	1,750	990	20.83	12.63
2nd quarter	1,151	849	14.31	10.91
3rd quarter	998	772	12.40	9.57
4th quarter	1,735	918	18.06	10.59
Quarterly highs and lows*
The fiscal year ended March 31, 2014	2,413	1,497	23.38	15.23
1st quarter	2,413	1,497	23.38	16.09
2nd quarter	2,323	1,899	23.10	19.53
3rd quarter	2,106	1,623	21.50	16.52
4th quarter	1,985	1,514	19.25	15.23
Monthly highs and lows*
2013
December	1,928	1,760	18.75	17.03
2014
January	1,920	1,609	18.32	15.55
February	1,797	1,514	17.66	15.23
March	1,985	1,704	19.25	16.92
April	2,030	1,787	19.46	17.46
May	1,817	1,588	17.73	15.93
June (through June 20)	1,726	1,622	17.01	15.96

*	Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

On June 20, 2014, the closing sales price per share of Sony Corporation’s Common Stock on the TSE was 1,704 yen. On June 20, 2014, the closing sales price per share of Sony Corporation’s ADS on the NYSE was 16.97 U.S. dollars.

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

(Capital and reserves)

Sony Corporation may generally reduce its additional paid-in capital or legal reserve by resolution of a General Meeting of Shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, Sony Corporation may generally reduce its stated capital by a special shareholders’ resolution (as defined in “Voting rights”) and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in capital. In addition, Sony Corporation may reduce its Surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by resolution of a General Meeting of Shareholders.

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

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan (“non-resident Holders”) who are holders of shares of Common Stock of Sony Corporation or of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation. The information given below regarding Japanese taxation is based on the tax laws and tax treaties in force and their interpretations by the Japanese tax authorities as of June 26, 2014. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. Sony Corporation will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after such date.

Generally, non-resident Holders are subject to Japanese withholding tax on dividends paid by Japanese corporations. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits are, in general, not a taxable event.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20.42 percent, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock or ADSs of Sony Corporation) to non-resident Holders other than any individual shareholder who holds 3 percent or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20.42 percent withholding tax rate is reduced to 15.315 percent for dividends due and payable on or before December 31, 2037. Due to the imposition of a special additional withholding tax (2.1 percent of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rates of 15 percent and 20 percent as applicable, have been effectively increased to 15.315 percent and 20.42 percent, respectively, until December 31, 2037.

As of the date of this document, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden, and 10 percent under the income tax treaties with Australia, France, Hong Kong, the Netherlands, Portugal, Switzerland, the U.K. and the United States). Under the Treaty, the maximum rate of Japanese withholding tax that may be imposed on dividends paid by a Japanese corporation to a U.S. holder that does not own directly or indirectly at least 10 percent of the voting stock of the Japanese corporation is generally reduced to 10 percent of the gross amount actually distributed, and dividends paid by a Japanese corporation to a U.S. holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Sony Corporation to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of Common Stock by Sony Corporation is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance through the withholding agent to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. In addition, a certain simplified special filing procedure is available for non-resident Holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention Regarding Relief from Japanese Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption is applicable if the depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends). To claim this reduced rate or exemption, a non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced rate which is lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the full amount of tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. Sony Corporation does not assume any responsibility to ensure withholding at the reduced treaty rate or to ensure the absence of withholding for shareholders who would be so eligible under any applicable income tax treaty but where the required procedures as stated above are not followed.

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

United States Taxation with respect to shares of Common Stock and ADSs

The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock of Sony Corporation will be included in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the ADSs or Common Stock will be subject to taxation at a reduced rate if the dividends are “qualified dividends.” Dividends paid on the ADSs or Common Stock will be treated as qualified dividends if Sony Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Corporation’s audited financial statements and relevant market and shareholder data, Sony Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2013 taxable year. In addition, based on Sony Corporation’s audited financial statements and Sony Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Corporation does not anticipate becoming a PFIC for the 2014 taxable year. Holders of ADSs and Common Stock of Sony Corporation should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

Subject to applicable limitations and special considerations discussed below, a U.S. holder of ADSs or Common Stock of Sony Corporation will be entitled to a credit for Japanese tax withheld in accordance with the Treaty from dividends paid by Sony Corporation. For purposes of the foreign tax credit limitation, dividends will be foreign source income, and will generally constitute “passive” income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and may not be allowed in respect of arrangements in which economic profit, after non-U.S. taxes, is insubstantial. Holders of ADSs and Common Stock should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Dividends paid by Sony Corporation to U.S. corporate holders of ADSs or Common Stock of Sony Corporation will not be eligible for the dividends-received deduction.

In general, a U.S. holder will recognize capital gain or loss upon the sale or other disposition of ADSs or Common Stock of Sony Corporation equal to the difference between the amount realized on the sale or disposition and the U.S. holder’s tax basis in the ADSs or Common Stock. Such capital gain or loss will be long-term capital gain or loss if the ADSs or Common Stock have been held for more than one year on the date of the sale or disposition. The net amount of long-term capital gain recognized by an individual holder is subject to lower rates of federal income taxation than ordinary income or short-term capital gain rates.

Under the Code, a U.S. holder of ADSs or Common Stock of Sony Corporation may be subject, under certain circumstances, to information reporting and possibly backup withholding with respect to dividends and proceeds from the sale or other disposition of ADSs or Common Stock, unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is not an additional tax and may be refunded or credited against the U.S. holder’s federal income tax liability, so long as the required information is furnished to the U.S. Internal Revenue Service.

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

Sony’s business is continuously exposed to market fluctuation, such as fluctuations in currency exchange rates, interest rates or stock prices. Sony utilizes several derivative instruments, such as foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements and currency swap agreements in order to hedge the potential downside risk on the cash flow from the normal course of business caused by market fluctuation. Sony uses foreign exchange forward contracts and foreign currency option contracts primarily to reduce the foreign exchange volatility risk that accounts receivable or accounts payable denominated in yen, U.S. dollars, euros or other currencies have through the normal course of Sony’s worldwide business. Interest rate swap agreements and currency swap agreements are utilized to diversify funding conditions or to reduce funding costs, and in the Financial Services segment, these transactions are used for asset liability management. Sony uses these derivative financial instruments mainly for risk-hedging purposes as described above, and some derivative transactions, such as bond futures and bond options, are held or utilized for trading purposes in the Financial Services segment. If hedge accounting cannot be applied because the accounts receivable or accounts payable to be hedged are not yet booked, or because cash flows from derivative transactions do not coincide with the underlying exposures recorded on Sony’s balance sheet, such derivatives agreements are subject to a mark-to-market evaluation and their unrealized gains or losses are recognized in earnings. In addition, Sony holds marketable securities, such as straight bonds and stocks in yen or other currencies, in the Financial Services segment to obtain interest income or capital gain on the financial assets under management. These securities include a concentration of investments in long-term Japanese national government bonds, for which Sony monitors the related credit ratings and other market information on an ongoing basis. Investments in marketable securities are also subject to market fluctuation.

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

The following table shows the results of VaR. These analyses for the fiscal year ended March 31, 2014 indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95 percent confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and the U.S. dollar and between the yen and the euro, the currencies in which a significant amount of financial assets and liabilities and derivative transactions are maintained on a consolidated basis. The VaR of interest rate risk and stock price risk consists of risks arising from the volatility of the interest rates and stock prices against invested securities and derivatives transactions in the Financial Services segment.

The net VaR for Sony’s entire portfolio is smaller than the simple aggregate of VaR for each component of market risk. This is due to the fact that market risk factors such as currency exchange rates, interest rates and stock prices are not completely independent and potential profits and losses arising from each market risk may be mutually offsetting to some degree.

The disclosed VaR amounts simply represent the calculated maximum potential loss on the specified date and do not necessarily indicate an estimate of actual or future loss.

Consolidated

	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(Yen in billions)
Net VaR	1.2	1.2	0.8	0.9
VaR of currency exchange rate risk	1.2	1.2	0.7	0.9
VaR of interest rate risk	0.1	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Financial Services

	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(Yen in billions)
Net VaR	1.3	0.9	0.7	0.7
VaR of currency exchange rate risk	1.3	0.9	0.6	0.7
VaR of interest rate risk	0.1	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Sony without the Financial Services segment

	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(Yen in billions)
Net VaR	0.8	0.6	0.3	0.4
VaR of currency exchange rate risk	0.8	0.6	0.3	0.4
VaR of interest rate risk	0.0	0.0	0.0	0.0
VaR of stock price risk	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not Applicable

B.	Warrants and Rights

Not Applicable

C.	Other Securities

Not Applicable

D.	American Depositary Shares

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

Direct and Indirect Payments by the Depositary to Sony

The Depositary reimburses Sony for certain expenses Sony incurs in connection with its ADR program, subject to a ceiling agreed upon by Sony and the Depositary from time to time. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the fiscal year ended March 31, 2014, such reimbursements totaled approximately 2.6 million U.S. dollars.

In addition, as part of its service to Sony, the Depositary waives fees for the standard costs associated with the administration of the ADR program, associated operating expenses, investor relations advice and access to an internet-based tool used in Sony’s investor relations activities. For the fiscal year ended March 31, 2014, the amount of these indirect payments was estimated to total 0.2 million U.S. dollars.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Item 15(a). Disclosure Controls and Procedures

Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of Sony’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of March 31, 2014. Disclosure controls and procedures require that information to be disclosed in the reports Sony files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the CEO and CFO have concluded that, as of March 31, 2014, the disclosure controls and procedures were effective at the reasonable assurance level.

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

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2014 based on the criteria established in “Internal Control — Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2014.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on Sony’s internal control over financial reporting as of March 31, 2014, presented on page (F-2).

Item 15(c). Attestation Report of the Registered Public Accounting Firm

Refer to the Report of Independent Registered Public Accounting Firm on page (F-2).

Item 15(d). Changes in Internal Control over Financial Reporting

There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2014 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

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

Sony has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. The code of ethics applies to Sony’s Chief Executive Officer, Chief Financial Officer, chief accounting officer and persons performing similar functions, as well as to directors and all other officers and employees of Sony, as defined in the code of ethics. The code of ethics is available at http://www.sony.net/code.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2013 and 2014.

	Fiscal year ended March 31
	2013	2014
	Yen in millions
Audit Fees(1)	3,907	4,299
Audit-Related Fees(2)	113	104
Tax Fees(3)	8	4
All Other Fees(4)	47	74

	4,075	4,481

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and audit services relating to benefit plans, business acquisitions and dispositions.

(3)	Tax Fees primarily consist of fees for tax advice.

(4)	All Other Fees consist of fees primarily for services rendered with respect to advisory services.

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

Prior to the engagement of the independent auditor for the following fiscal year’s audit, management submits an application form to the Audit Committee for comprehensive pre-approval of all recurring services expected to be rendered during that year. In order to obtain comprehensive pre-approval, management provides sufficient information regarding each service so that each service can be classified into one of four categories (Audit, Audit-Related, Tax, or All Other) as well as information regarding the fees expected to be budgeted for each service. Management describes each service in detail and indicates precisely and unambiguously the nature and scope of each particular service. Any additional services not contemplated in the application form require the Audit Committee’s separate pre-approval on an individual basis. The Audit Committee approves, if necessary, any changes in terms, conditions and fees resulting from changes in the scope of services to be provided or from other circumstances. The Audit Committee Chair retains pre-approval authority and evaluates items for approval upon request. The Audit Committee or its designee establishes procedures to assure that the independent auditor is aware in a timely manner of the services that have been pre-approved.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning purchases made by Sony Corporation during the fiscal year ended March 31, 2014.

Period	(a) Total number of shares purchased	(b) Average price paid per share (yen)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
April 1 — 30, 2013	1,797	1,612.61	N/A	N/A
May 1 — 31, 2013	2,734	1,903.18	N/A	N/A
June 1 — 30, 2013	2,931	1,988.28	N/A	N/A
July 1 — 31, 2013	4,803	2,183.50	N/A	N/A
August 1 — 31, 2013	1,896	2,014.67	N/A	N/A
September 1 — 30, 2013	2,241	2,081.88	N/A	N/A
October 1 — 31, 2013	2,665	1,953.66	N/A	N/A
November 1 — 30, 2013	2,649	1,793.51	N/A	N/A
December 1 — 31, 2013	7,333	1,822.09	N/A	N/A
January 1 — 31, 2014	3,741	1,794.07	N/A	N/A
February 1 — 28, 2014	3,673	1,701.04	N/A	N/A
March 1 — 31, 2014	3,533	1,794.76	N/A	N/A

Total	39,996	1,888.21	N/A	N/A

Under the Companies Act, a holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value (Refer to “B. Memorandum and Articles of Association — Capital stock — (Unit share system)” in “Item 10. Additional Information”). During the fiscal year ended March 31, 2014, Sony Corporation purchased 39,996 shares of Common Stock for a total purchase price of 75,520,751 yen upon such requests from holders of shares constituting less than one full unit.

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

(iii) a person who had received, or whose immediate family member had received, during any 12-month period within the last three years, more than 120,000 U.S. dollars per year in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees or deferred compensation for prior services (provided such compensation is not contingent in any way on continued service);

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

Sony’s Charter of the Board of Directors includes a provision requiring that each “outside” director:

(i) Shall not have received directly from Sony Group, during any consecutive 12-month period within the last three years, more than an amount equivalent to 120,000 U.S. dollars, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

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

In addition, the Securities Listing Regulations of the Tokyo Stock Exchange require Sony to make efforts to have at least one “Independent Director” on the Board of Directors. “Independent Director” is defined in the Securities Listing Regulations of the Tokyo Stock Exchange as an “outside” director who is unlikely to have conflicts of interest with shareholders. According to the guidelines of the Tokyo Stock Exchange, if a person falls in any of the categories listed below, such person, in principle, will be considered to have a conflict of interest with shareholders of the listed company.

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

As of June 26, 2014, 9 of the 12 members of Sony’s Board of Directors qualified as “outside” directors. In addition, all 9 “outside” directors are qualified and designated as “Independent Directors” under the Securities Listing Regulations of the Tokyo Stock Exchange.

Executive Sessions. Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	An “outside” director, as defined under the Companies Act, is equivalent to a “non-management director” under the NYSE rules because an “outside” director does not engage in the execution of business operations of the company. Neither the Companies Act nor Sony’s Charter of the Board of Directors requires non-management directors to meet regularly without management and nothing requires outside directors to meet alone in an executive session at least once a year.

NYSE Standards	Sony’s Corporate Governance Practices
Nominating/Corporate Governance Committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Sony’s Nominating Committee consists of at least five directors. Under the Companies Act, the Committee is responsible for determining the contents of proposals regarding the appointment and dismissal of directors to be submitted for approval to the shareholders’ meeting. Unlike listed U.S. companies under NYSE rules, it is not responsible for developing governance guidelines or overseeing the evaluation of the board and management. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. Sony’s Charter of the Board of Directors requires at least two of the directors on the Committee to be corporate executive officers.

Compensation Committee. A compensation committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. In addition, in accordance with the SEC rules adopted pursuant to Section 952 of the Dodd-Frank Act, NYSE listing standards expanded the factors relevant in determining whether a committee member has a relationship to the company that will materially affect that member’s duties to the compensation committee and provided compensation committees the authority to engage compensation advisers. Additionally, the committee may obtain or retain the advice of a compensation adviser only after taking into consideration all factors relevant to determining that adviser’s independence from management, unless the adviser’s role is (i) limited to consulting on a generally applicable broad-based plan or (ii) is providing information that is not customized for the issuer or is not customized by the adviser and about which the adviser does not provide advice.	Sony’s Compensation Committee consists of at least three directors. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. Sony’s Charter of the Board of Directors recommends that at least one of the directors on the Committee be a corporate executive officer. The Charter prohibits the CEO and/or the COO (or a person at any equivalent position) from serving on the Compensation Committee. Under the Companies Act, the Committee is responsible for, among others, determining the compensation of each director and corporate executive officer.

Audit Committee. An audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act is required. The committee must have at least three members. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee and the duties and responsibilities of the committee.	Sony’s Audit Committee consists of at least three directors. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. In addition, pursuant to the Companies Act, no member of the Committee shall be a director of the company or any of its subsidiaries who is engaged in the business operations of the company or such subsidiary, as the case may be, or a corporate executive officer of the company or any of

NYSE Standards	Sony’s Corporate Governance Practices
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

NYSE Standards	Sony’s Corporate Governance Practices
Code of Ethics. A code of business conduct and ethics for directors, officers and employees must be adopted and disclosed, along with any waivers of the code for directors or executive officers.

Although this provision of the NYSE Corporate Governance Standards does not apply to Sony, Sony has adopted a code of conduct to be observed by all its directors, officers and other employees. The code of conduct is available at http://www.sony.net/code.

The code’s content covers principal items described in the NYSE Corporate Governance Standards.

Item 16H.	Mine Safety Disclosure

Not Applicable

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

Refer to the consolidated financial statements.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Articles of Incorporation of Sony Corporation (English Translation), incorporated by reference to Exhibit 1.1 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010

1.2	Share Handling Regulations (English Translation), incorporated by reference to Exhibit 1.2 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010

1.3	Charter of the Board of Directors (English Translation), incorporated by reference to Exhibit 1.3 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010

8.1	Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2014: Incorporated by reference to “Business Overview” and “Organizational Structure” in “Item 4. Information on the Company”

12.1	302 Certification

12.2	302 Certification

13.1	906 Certification

15.1(a)	Consent of PricewaterhouseCoopers Aarata

15.1(b)	Consent of PricewaterhouseCoopers

15.2	Consolidated Financial Statements of Sony Mobile Communications AB, incorporated by reference to pages A-1 through A-30 of Sony Corporation’s amended annual report on Form 20-F/A for the fiscal year ended March 31, 2012 filed on July 20, 2012

101.1	XBRL INSTANCE DOCUMENT

101.1	XBRL TAXONOMY EXTENSION SCHEMA

101.1	XBRL TAXONOMY EXTENSION CALCULATION LINKBASE

101.1	XBRL TAXONOMY EXTENSION DEFINITION LINKBASE

101.1	XBRL TAXONOMY EXTENSION LABEL LINKBASE

101.1	XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE

SIGNATURES

Pursuant to the requirements of Section12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY CORPORATION
(Registrant)

By:	/s/ KENICHIRO YOSHIDA

(Signature)
Kenichiro Yoshida
Executive Vice President and Chief Financial Officer

Date: June 26, 2014

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

Consolidated Financial Statements of Sony Mobile Communications AB are provided pursuant to Regulation S-X Rule 3-09.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly in all material respects, the financial position of Sony Corporation and its subsidiaries (the “Company”) at March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

May 29, 2014

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets

March 31

	Yen in millions
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	826,361	1,046,466
Marketable securities	697,597	832,566
Notes and accounts receivable, trade	844,117	946,553
Allowance for doubtful accounts and sales returns	(67,625)	(75,513)
Inventories	710,054	733,943
Other receivables	148,142	177,685
Deferred income taxes	44,615	53,068
Prepaid expenses and other current assets	443,272	490,118
Total current assets	3,646,533	4,204,886
Film costs	270,089	275,799
Investments and advances:
Affiliated companies	198,621	181,263
Securities investments and other	7,118,504	7,737,748
	7,317,125	7,919,011
Property, plant and equipment:
Land	131,484	125,890
Buildings	778,514	674,841
Machinery and equipment	1,934,520	1,705,774
Construction in progress	47,839	39,771
	2,892,357	2,546,276
Less — Accumulated depreciation	2,030,807	1,796,266
	861,550	750,010
Other assets:
Intangibles, net	694,621	675,663
Goodwill	643,243	691,803
Deferred insurance acquisition costs	465,499	497,772
Deferred income taxes	107,688	105,442
Other	204,685	213,334
	2,115,736	2,184,014
Total assets	14,211,033	15,333,720

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2013	2014
LIABILITIES
Current liabilities:
Short-term borrowings	87,894	111,836
Current portion of long-term debt	156,288	265,918
Notes and accounts payable, trade	572,102	712,829
Accounts payable, other and accrued expenses	1,097,253	1,175,413
Accrued income and other taxes	75,080	81,842
Deposits from customers in the banking business	1,857,448	1,890,023
Other	469,024	545,753
Total current liabilities	4,315,089	4,783,614
Long-term debt	938,428	916,648
Accrued pension and severance costs	311,469	284,963
Deferred income taxes	369,919	410,896
Future insurance policy benefits and other	3,535,532	3,824,572
Policyholders’ account in the life insurance business	1,715,610	2,023,472
Other	349,985	302,299
Total liabilities	11,536,032	12,546,464
Redeemable noncontrolling interest	2,997	4,115
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value —
2013 — Shares authorized: 3,600,000,000, shares issued: 1,011,950,206	630,923
2014 — Shares authorized: 3,600,000,000, shares issued: 1,044,707,767		646,654
Additional paid-in capital	1,110,531	1,127,090
Retained earnings	1,094,775	940,262
Accumulated other comprehensive income —
Unrealized gains on securities, net	109,079	127,509
Unrealized losses on derivative instruments, net	(742)	—
Pension liability adjustment	(191,816)	(180,039)
Foreign currency translation adjustments	(556,016)	(399,055)
	(639,495)	(451,585)
Treasury stock, at cost
Common stock
2013 — 1,048,870 shares	(4,472)
2014 — 1,026,618 shares		(4,284)
	2,192,262	2,258,137
Noncontrolling interests	479,742	525,004
Total equity	2,672,004	2,783,141
Total liabilities and equity	14,211,033	15,333,720

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2012	2013	2014
Sales and operating revenue:
Net sales	5,529,716	5,691,216	6,682,274
Financial services revenue	865,737	999,276	988,944
Other operating revenue	97,630	105,012	96,048
	6,493,083	6,795,504	7,767,266
Costs and expenses:
Cost of sales	4,386,447	4,485,425	5,140,053
Selling, general and administrative	1,375,242	1,457,626	1,728,520
Financial services expenses	734,954	854,221	816,158
Other operating (income) expense, net	(59,594)	(235,219)	48,666
	6,437,049	6,562,053	7,733,397
Equity in net loss of affiliated companies	(121,697)	(6,948)	(7,374)
Operating income (loss)	(65,663)	226,503	26,495
Other income:
Interest and dividends	15,101	21,987	16,652
Gain on sale of securities investments, net	671	41,781	12,049
Other	7,706	4,888	13,752
	23,478	68,656	42,453
Other expenses:
Interest	22,769	26,657	23,460
Loss on devaluation of securities investments	3,604	7,724	1,648
Foreign exchange loss, net	5,089	10,360	9,224
Other	7,264	8,334	8,875
	38,726	53,075	43,207
Income (loss) before income taxes	(80,911)	242,084	25,741
Income taxes:
Current	110,045	75,734	101,243
Deferred	206,708	64,664	(6,661)
	316,753	140,398	94,582
Net income (loss)	(397,664)	101,686	(68,841)
Less — Net income attributable to noncontrolling interests	57,374	60,146	59,528
Net income (loss) attributable to Sony Corporation’s stockholders	(455,038)	41,540	(128,369)

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income (Continued)

	Yen
	2012	2013	2014
Per share data:
Common stock
Net income (loss) attributable to Sony Corporation’s stockholders
— Basic	(453.42)	41.32	(124.99)
— Diluted	(453.42)	38.79	(124.99)
Cash dividends	25.00	25.00	25.00

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Fiscal year ended March 31

	Yen in millions
	2012	2013	2014
Net income (loss)	(397,664)	101,686	(68,841)
Other comprehensive income, net of tax —
Unrealized gains on securities	21,740	68,609	19,310
Unrealized gains on derivative instruments	539	308	742
Pension liability adjustment	(33,173)	(6,623)	11,883
Foreign currency translation adjustments	(17,911)	161,818	158,884
Total comprehensive income (loss)	(426,469)	325,798	121,978
Less — Comprehensive income attributable to noncontrolling interests	65,748	82,619	62,437
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	(492,217)	243,179	59,541

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal year ended March 31

	Yen in millions
	2012	2013	2014
Cash flows from operating activities:
Net income (loss)	(397,664)	101,686	(68,841)
Adjustments to reconcile net income (loss) to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs	366,270	376,735	376,695
Amortization of film costs	188,836	208,051	285,673
Stock-based compensation expense	1,952	1,232	1,068
Accrual for pension and severance costs, less payments	36,647	(16,669)	(38,131)
Other operating (income) expense, net	(59,594)	(235,219)	48,666
(Gain) loss on sale or devaluation of securities investments, net	2,933	(34,057)	(10,401)
Gain on revaluation of marketable securities held in the financial services business for trading purposes, net	(21,080)	(72,633)	(58,608)
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	2,819	(5,689)	(3,688)
Deferred income taxes	206,708	64,664	(6,661)
Equity in net loss of affiliated companies, net of dividends	138,772	8,819	10,022
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	4,427	55,712	(29,027)
Decrease in inventories	29,778	56,987	20,248
Increase in film costs	(186,783)	(173,654)	(266,870)
Increase (decrease) in notes and accounts payable, trade	(59,410)	(206,621)	103,379
Increase (decrease) in accrued income and other taxes	(44,635)	12,446	(3,110)
Increase in future insurance policy benefits and other	330,548	434,786	391,541
Increase in deferred insurance acquisition costs	(68,634)	(73,967)	(77,656)
Increase in marketable securities held in the financial services business for trading purposes	(39,161)	(25,254)	(33,803)
(Increase) decrease in other current assets	(35,181)	91,762	(48,115)
Increase (decrease) in other current liabilities	7,682	(55,830)	58,656
Other	111,075	(37,122)	13,079
Net cash provided by operating activities	516,305	476,165	664,116

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2012	2013	2014
Cash flows from investing activities:
Payments for purchases of fixed assets	(382,549)	(326,490)	(283,457)
Proceeds from sales of fixed assets	22,661	245,758	99,694
Payments for investments and advances by financial services business	(1,028,150)	(1,046,764)	(1,032,594)
Payments for investments and advances (other than financial services business)	(28,021)	(92,364)	(14,892)
Proceeds from sales or return of investments and collections of advances by financial services business	474,466	400,654	426,621
Proceeds from sales or return of investments and collections of advances (other than financial services business)	93,165	78,010	75,417
Proceeds from sales of businesses	8,430	52,756	15,016
Payment for Sony Ericsson acquisition, net of cash acquired	(71,843)	—	—
Other	28,955	(16,840)	3,693
Net cash used in investing activities	(882,886)	(705,280)	(710,502)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	216,887	159,781	178,935
Payments of long-term debt	(112,043)	(326,164)	(164,540)
Increase (decrease) in short-term borrowings, net	(26,158)	(29,683)	25,183
Increase in deposits from customers in the financial services business, net	214,831	237,908	238,828
Proceeds from issuance of convertible bonds	—	150,000	—
Dividends paid	(25,078)	(25,057)	(25,643)
Payment for purchase of So-net shares from noncontrolling interests	—	(55,178)	—
Other	(7,869)	(23,079)	(44,886)
Net cash provided by financing activities	260,570	88,528	207,877
Effect of exchange rate changes on cash and cash equivalents	(13,825)	72,372	58,614
Net increase (decrease) in cash and cash equivalents	(119,836)	(68,215)	220,105
Cash and cash equivalents at beginning of the fiscal year	1,014,412	894,576	826,361
Cash and cash equivalents at end of the fiscal year	894,576	826,361	1,046,466
Supplemental data:
Cash paid during the fiscal year for —
Income taxes	127,643	90,991	101,091
Interest	20,276	24,161	23,819
Non-cash investing and financing activities —
Conversion of convertible bonds	—	—	31,220
Obtaining assets by entering into capital leases	56,403	10,025	82,260
Share exchange for So-net remaining noncontrolling interests	—	7,005	—
Collections of deferred proceeds from sales of receivables —	132,636	20,608	35,196

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated Other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	630,921	1,159,666	1,558,624	(803,955)	(4,670)	2,540,586	385,600	2,926,186
Exercise of stock acquisition rights	2	2				4	165	169
Stock-based compensation		1,838				1,838		1,838
Comprehensive income:
Net income (loss)			(455,038)			(455,038)	57,374	(397,664)
Other comprehensive income, net of tax —
Unrealized gains on securities				15,256		15,256	6,484	21,740
Unrealized gains on derivative instruments				539		539		539
Pension liability adjustment				(34,668)		(34,668)	1,495	(33,173)
Foreign currency translation adjustments				(18,306)		(18,306)	395	(17,911)

Total comprehensive income (loss)						(492,217)	65,748	(426,469)

Stock issue costs, net of tax			(1)			(1)		(1)
Dividends declared			(25,090)			(25,090)	(7,760)	(32,850)
Purchase of treasury stock					(79)	(79)		(79)
Reissuance of treasury stock			(61)		112	51		51
Transactions with noncontrolling interests shareholders and other		(1,270)				(1,270)	14,083	12,813

Balance at March 31, 2012	630,923	1,160,236	1,078,434	(841,134)	(4,637)	2,023,822	457,836	2,481,658

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated Other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	630,923	1,160,236	1,078,434	(841,134)	(4,637)	2,023,822	457,836	2,481,658
Exercise of stock acquisition rights							109	109
Stock-based compensation		851				851		851
Comprehensive income:
Net income			41,540			41,540	60,146	101,686
Other comprehensive income, net of tax —
Unrealized gains on securities				43,238		43,238	25,371	68,609
Unrealized gains on derivative instruments				308		308		308
Pension liability adjustment				(4,983)		(4,983)	(1,640)	(6,623)
Foreign currency translation adjustments				163,076		163,076	(1,258)	161,818

Total comprehensive income						243,179	82,619	325,798

Stock issue costs, net of tax			(18)			(18)		(18)
Dividends declared			(25,181)			(25,181)	(9,195)	(34,376)
Purchase of treasury stock					(35)	(35)		(35)
Reissuance of treasury stock		(155)			200	45		45
Transactions with noncontrolling interests shareholders and other		(50,401)				(50,401)	(51,627)	(102,028)

Balance at March 31, 2013	630,923	1,110,531	1,094,775	(639,495)	(4,472)	2,192,262	479,742	2,672,004

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated Other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	630,923	1,110,531	1,094,775	(639,495)	(4,472)	2,192,262	479,742	2,672,004
Exercise of stock acquisition rights	121	121				242		242
Conversion of zero coupon convertible bonds	15,610	15,610				31,220		31,220
Stock-based compensation		906				906		906
Comprehensive income:
Net income (loss)			(128,369)			(128,369)	59,528	(68,841)
Other comprehensive income, net of tax —
Unrealized gains on securities				18,430		18,430	880	19,310
Unrealized gains on derivative instruments				742		742		742
Pension liability adjustment				11,777		11,777	106	11,883
Foreign currency translation adjustments				156,961		156,961	1,923	158,884

Total comprehensive income						59,541	62,437	121,978

Stock issue costs, net of tax			(127)			(127)		(127)
Dividends declared			(26,017)			(26,017)	(15,430)	(41,447)
Purchase of treasury stock					(76)	(76)		(76)
Reissuance of treasury stock		(140)			264	124		124
Transactions with noncontrolling interests shareholders and other		62				62	(1,745)	(1,683)

Balance at March 31, 2014	646,654	1,127,090	940,262	(451,585)	(4,284)	2,258,137	525,004	2,783,141

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1.	Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game consoles and software. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales via the Internet. Sony is engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Sony is also engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary. In addition to the above, Sony is engaged in a network services business and an advertising agency business in Japan.

2.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan, while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domicile.

(1)	Significant accounting policies

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

On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership interest are recorded in earnings within the fiscal year in which the change in interest transactions occur.

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

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate fiscal year end exchange rates and all income and expense accounts are translated at exchange rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income. Upon remeasurement of a previously held equity interest in accordance with the accounting guidance for business combinations achieved in stages, accumulated translation adjustments, if any, remain as a component of accumulated other comprehensive income as there has not been a sale or a complete or substantially complete liquidation of the net investment.

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

Marketable debt and equity securities -

Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to fair value by a charge to income when an other-than-temporary impairment is recognized. Realized gains and losses are determined on the average cost method and are reflected in income.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuers, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate that the decline in the fair value is other-than-temporary.

When an other-than-temporary impairment of a held-to-maturity debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost. If the debt security meets either of these two criteria, the other-than-temporary impairment is recognized in income, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in income is a credit loss equal to the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other comprehensive income. Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in income are presented as a separate component of accumulated other comprehensive income.

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

Inventories -

Inventories in the Mobile Products & Communications (“MP&C”), Game, Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”), Devices and Music segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies which is

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

determined on the “first-in, first-out” basis. The market value of inventory is determined as the net realizable value - i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal. Sony does not consider a normal profit margin when calculating the net realizable value.

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

Goodwill and other intangible assets -

Goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill and indefinite lived intangible assets for impairment, Sony has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit and indefinite lived intangible asset is less than its carrying amount. Reporting units are Sony’s operating segments or one level below the operating segments. If Sony determines that it is not more likely than not that the fair value of a reporting unit and indefinite lived intangible assets are less than its carrying amount, no additional tests to assess goodwill and indefinite lived intangible assets for impairment are required to be performed. However, if Sony concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. In the fiscal year ended March 31, 2014, Sony elected not to perform the aforementioned qualitative assessment of goodwill and instead proceeded directly to the quantitative impairment test.

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

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, customer relationships, trademarks, software to be sold, leased or otherwise marketed, internal-use software, music catalogs, artist contracts and television carriage agreements (broadcasting agreements). Patent rights, know-how, license agreements, trademarks, software to be sold, leased or otherwise marketed and internal-use software are generally amortized on a straight-line basis, generally, over three to 10 years. Customer relationships, music catalogs, artist contracts and television carriage agreements (broadcasting agreements) are amortized on a straight-line basis, generally, over 10 to 40 years.

Capitalized software -

The costs related to establishing the technological feasibility of software to be sold, leased, or otherwise marketed are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized to cost of sales over the estimated economic life, which is generally three years. The technological feasibility of game software is established when the product master is completed. Consideration to capitalize game software development costs before this point is limited to the development costs of games for which technological

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

feasibility can be proven at an earlier stage. At each balance sheet date, Sony performs reviews to ensure that unamortized capitalized software costs remain recoverable from future profits of the related software products.

The costs incurred for internal-use software during the application development stage are capitalized and amortized, mainly to selling, general and administrative expenses, on a straight-line basis over the estimated useful life. Costs related to the preliminary project stage and post implementation activities are expensed as incurred.

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

Certain subsidiaries in the MP&C, Game, IP&S and HE&S segments offer extended warranty programs. The consideration received for extended warranty service is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

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

Impairment of long-lived assets -

Sony reviews the recoverability of the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicate that the individual carrying amount of an asset or asset group may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the cash flows are determined to be less than the carrying value of the asset or asset group, an impairment loss would be recognized during the period for

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

the amount by which the carrying value of the asset or asset group exceeds estimated fair value. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell and are not depreciated. Fair value is determined using the present value of estimated net cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

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

Derivative financial instruments -

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets at fair value on a gross basis. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

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

Cash flow hedges

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized immediately in earnings.

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges are recognized immediately in earnings.

Assessment of hedges

When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and the hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the consolidated balance sheets or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting. Hedge ineffectiveness, if any, is included immediately in earnings.

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

Revenue recognition -

Revenues from sales in the MP&C, Game, IP&S, HE&S, Devices and Music segments are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives.

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

Revenues from sales in the Pictures segment are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collectability is reasonably assured. Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television product are recorded when the product is available for exploitation by the licensee and when any restrictions regarding the use of the product lapse. Revenues from the sale of DVDs and Blu-ray DiscTM, net of anticipated returns and sales incentives, are recognized upon availability of sale to the public. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired. Revenues from subscription fees received by television networks are recognized when the service is provided.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Consideration given to a customer or a reseller -

Sales incentives or other cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2012, 2013 and 2014, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expenses totaled 17,641 million yen, 14,643 million yen and 12,112 million yen, respectively.

Cost of sales -

Costs classified as cost of sales relate to the producing and manufacturing of products and include items such as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film costs related to motion picture and television productions.

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

Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are an integral part of producing and distributing motion pictures and television programming. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. Amounts paid by customers for shipping and handling costs are included in net sales.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

(2)	Recently adopted accounting pronouncements

Disclosure about balance sheet offsetting -

In December 2011, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for disclosure about balance sheet offsetting. The guidance requires entities to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of such arrangements on their financial position as well as to improve comparability of balance sheets prepared under

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

U.S. GAAP and International Financial Reporting Standards. Subsequently, in January 2013, the FASB issued updated accounting guidance clarifying the scope of disclosures about offsetting assets and liabilities. This guidance is required to be applied retrospectively and was effective for Sony as of April 1, 2013. Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

Testing indefinite lived intangible assets for impairment -

In July 2012, the FASB issued new accounting guidance to simplify how entities test indefinite lived intangible assets for impairment. The guidance allows entities an option to first assess qualitative factors to determine whether it is more likely than not that indefinite lived intangible assets are impaired as a basis for determining if it is necessary to perform the quantitative impairment test. Under the new guidance, entities are no longer required to calculate the fair value of the assets unless the entities determine, based on the qualitative assessment, that it is more likely than not that indefinite lived intangible assets are impaired. This guidance was effective for Sony as of April 1, 2013. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Presentation of amounts reclassified out of accumulated other comprehensive income -

In February 2013, the FASB issued new accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income. The guidance requires entities to report the significant reclassifications out of accumulated other comprehensive income if the amount is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, entities are required to cross-reference other disclosures required that provide additional detail about those amounts. This guidance was effective for Sony as of April 1, 2013. Sony applied this guidance prospectively from the date of adoption. Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

(3)	Recent accounting pronouncements not yet adopted

Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date -

In February 2013, the FASB issued new accounting guidance for obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors, plus any additional amount the reporting entity expects to pay on behalf of its co-obligors. This guidance is effective for Sony as of April 1, 2014. The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity -

In March 2013, the FASB issued new accounting guidance for the parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The guidance resolved diversity in practice and clarifies the applicable guidance for the release of the cumulative translation adjustment when the parent sells a part or all of its investment in a foreign entity, ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity, or obtains control in a business combination achieved in stages involving an equity method investment that is a foreign entity. After adoption of this guidance, any accumulated translation adjustments associated with a previously held equity interest, will be included in earnings in a business

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

combination achieved in stages. This guidance is effective for Sony as of April 1, 2014. Sony will apply this guidance prospectively from the date of adoption. The effect of this guidance will depend on the nature and significance of transactions after the adoption date.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists -

In July 2013, the FASB issued new accounting guidance for presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance requires an unrecognized tax benefit to be presented as a reduction to a deferred tax asset for a net operating loss, a similar tax loss, or a tax credit carryforward if certain criteria are met. This guidance is effective for Sony as of April 1, 2014. The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Reporting discontinued operations and disclosures of disposals of components of an entity -

In April 2014, the FASB issued new accounting guidance that changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations. Under the new guidance, only disposals representing a strategic shift in operations that has, or will have, a major effect on the entity’s operations and financial results should be presented as discontinued operations. Additionally, the revised guidance requires additional disclosures for discontinued operations as well as for disposals of significant components of an entity that do not qualify for discontinued operations presentation. This guidance will be effective for Sony as of April 1, 2015. The effect of this guidance will depend on the nature and significance of transactions after the adoption date.

Revenue from contracts with customers -

In May 2014, the FASB issued new accounting guidance addressing revenue recognition which will supersede the current revenue recognition requirements, including most industry-specific guidance. This guidance will be effective for Sony as of April 1, 2017. The effect of this guidance, as well as the transition method, is being evaluated and will depend upon the method of transition as well as the nature and significance of transactions upon adoption.

(4)	Reclassifications

Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2012 and 2013 have been made to conform to the presentation for the fiscal year ended March 31, 2014.

Reclassifications include changes in the presentation and disclosure related to internal-use software, effective on March 31, 2014. Due to the changes, capitalized internal-use software was reclassified from other noncurrent assets to intangibles, net in the consolidated balance sheets. In addition, the amortization of internal-use software was reclassified from other to depreciation and amortization, including amortization of deferred insurance acquisition costs in the cash flows from operating activities section of the consolidated statements of cash flows. Certain information in Notes 9 and 28 were also reclassified, accordingly.

(5)	Revisions

During the fourth quarter of the fiscal year ended March 31, 2014, Sony revised its financial statements as summarized below. Sony had previously recognized substantially all of the revenue from universal life insurance contracts over the period of the contract as fees were earned for services. However, Sony had recognized a small portion of the overall contract revenue, representing the residual amount of revenue after taking into account the future insurance liabilities and future services to be provided to the policyholder, as fees were received. Under the revision, Sony will also recognize this small portion of revenue over the contract period. The application of the prior revenue recognition accounting, which occurred over a number of years, was immaterial to previously

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

issued financial statements, but its cumulative impact would have been material to the consolidated financial statements had it been adjusted in the fiscal year ended March 31, 2014. Accordingly, Sony revised its financial statements for the prior periods as indicated below.

As part of the above revision, Sony adjusted its financial statements for a previously disclosed matter related the calculation of indirect taxes at a subsidiary. That adjustment, substantially all of which related to the HE&S segment, impacted net sales, selling, general and administrative expenses and interest expenses and, in the aggregate, reduced the loss before income taxes in consolidated statements of income for the fiscal year ended March 31, 2012, with an offset to retained earnings.

Consolidated Balance Sheets

	Yen in millions
	March 31, 2013
	As previously reported	As adjusted
Deferred insurance acquisition costs	460,758	465,499
Deferred income taxes (Long-term liabilities)	373,999	369,919
Future insurance policy benefits and other	3,540,031	3,535,532
Policyholders’ account in the life insurance business	1,693,116	1,715,610
Retained earnings	1,102,297	1,094,775
Unrealized gains on securities, net	107,061	109,079
Noncontrolling interests	483,412	479,742

Consolidated Statements of Income

	Yen in millions
	Fiscal year ended March 31
	2012		2013
	As previously reported	As adjusted	As previously reported	As adjusted
Net sales	5,526,611	5,529,716
Financial services revenue	868,971	865,737	1,004,623	999,276
Selling, general and administrative	1,375,887	1,375,242
Financial services expenses	736,050	734,954	855,971	854,221
Operating income (loss)	(67,275)	(65,663)	230,100	226,503
Other expenses — Interest	23,432	22,769
Income (loss) before income taxes	(83,186)	(80,911)	245,681	242,084
Income taxes — Current	108,545	110,045
Income taxes — Deferred	206,694	206,708	65,771	64,664
Net income (loss)	(398,425)	(397,664)	104,176	101,686
Less — Net income attributable to noncontrolling interests	58,235	57,374	61,142	60,146
Net income (loss) attributable to Sony Corporation’s stockholders	(456,660)	(455,038)	43,034	41,540

	Yen
Per share data:
Basic EPS	(455.03)	(453.42)	42.80	41.32
Diluted EPS	(455.03)	(453.42)	40.19	38.79

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Comprehensive Income

	Yen in millions
	Fiscal year ended March 31
	2012		2013
	As previously reported	As adjusted	As previously reported	As adjusted
Net income (loss)	(398,425)	(397,664)	104,176	101,686
Unrealized gains on securities	20,557	21,740	66,844	68,609
Less — Comprehensive income attributable to noncontrolling interests	66,136	65,748	82,909	82,619
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	(494,549)	(492,217)	243,614	243,179

Consolidated Statements of Cash Flows

	Yen in millions
	Fiscal year ended March 31
	2012		2013
	As previously reported	As adjusted	As previously reported	As adjusted
Net income (loss)	(398,425)	(397,664)	104,176	101,686
Depreciation and amortization, including amortization of deferred insurance acquisition costs*	319,594	366,270	330,554	376,735
Deferred income taxes	206,694	206,708	65,771	64,664
Increase in future insurance policy benefits and other	332,728	330,548	438,371	434,786
Increase in other current liabilities	10,595	7,682
Other (Cash flows from operating activities)*	156,667	111,075	7,224	(37,122)
Increase in deposits from customers in the financial services business, net	211,597	214,831	232,561	237,908

*	Including reclassification of amortization of internal-use software described in Note 2 (4) above.

3.	Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2013	2014
Finished products	489,519	495,865
Work in process	85,631	85,361
Raw materials, purchased components and supplies	134,904	152,717

Inventories	710,054	733,943

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

4.	Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2013	2014
Motion picture productions:
Released	90,716	98,645
Completed and not released	2,420	37,720
In production and development	111,365	63,910
Television productions:
Released	49,651	56,461
In production and development	2,820	2,664
Broadcasting rights	37,189	48,798
Less: current portion of broadcasting rights included in inventories	(24,072)	(32,399)

Film costs	270,089	275,799

Sony estimates that approximately 92% of the unamortized costs of released films at March 31, 2014 will be amortized within the next three years. Approximately 114 billion yen of completed film costs are expected to be amortized during the next twelve months. Approximately 115 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

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

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions
	March 31
	2013	2014
Current assets	254,606	307,726
Noncurrent assets	513,104	716,159
Current liabilities	205,749	235,618
Noncurrent liabilities and noncontrolling interests	308,410	501,893
Percentage of ownership in equity investees	20%-50%	20%-50%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Statements of Income

	Yen in millions
	Fiscal year ended March 31, 2012
	Sony Ericsson	S-LCD	Others	Total
Net revenues	475,898	146,002	123,610	745,510

Operating income (loss)	(44,239)	(4,644)	5,247	(43,636)
Other income (expense), net	4,504	(3,098)

Income (loss) before income taxes	(39,735)	(7,742)
Income taxes (expense)	(73,054)	(374)
Net income (loss) attributable to noncontrolling interests	(2,729)	—

Net income (loss) attributable to controlling interests	(115,518)	(8,116)	950	(122,684)
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	(57,759)	(4,058)
Consolidating and reconciling adjustments:
Impairment loss including translation adjustments	—	(60,019)
Other	79	(1)

Equity in net income (loss) of affiliated companies	(57,680)	(64,078)	61	(121,697)

	Yen in millions
	Fiscal year ended March 31
	2013	2014
Net revenues	193,405	306,383
Operating income (loss)	(14,759)	(1,064)
Net income (loss) attributable to controlling interests	(26,026)	(15,195)
Percentage of ownership in equity investees	20%-50%	20%-50%

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

On February 25, 2013, Sony sold 95,000 shares of its 886,908 shares in its consolidated subsidiary M3, Inc. (“M3”) to a third party for cash consideration of 14,236 million yen, which is included within other in the investing activities section of the consolidated statements of cash flows. In connection with the sale, Sony deconsolidated M3 as its share ownership fell to 49.8% of the issued and outstanding shares of M3 and recorded a gain of 122,160 million yen in other operating (income) loss, net in the consolidated statements of income for the fiscal year ended March 31, 2013. Of this gain, 117,216 million yen related to the remeasurement to fair value, using M3’s closing stock price on the date of the sale, of Sony’s remaining shares in M3. On September 17, 2013, Sony sold an additional 155,000 shares of M3 (9.75% of the issued and outstanding shares of M3) to a third party for cash consideration of 37,799 million yen, which is included within other in the investing activities section of the consolidated statements of cash flows. In connection with the sale, Sony recorded a gain of 12,793 million yen in other operating (income) expense, net in the consolidated statements of income for the fiscal year ended March 31, 2014. Although Sony’s ownership has decreased to 39.41% due to the above-mentioned sales and M3’s subsequent issuance of additional common stock, Sony remains a major shareholder of M3 and will continue to pursue opportunities to collaborate with M3 in certain business areas, including medical. Sony accounts for its remaining interest in M3 under the equity method.

The carrying value of Sony’s investment in M3 exceeded its proportionate share in the underlying net assets of M3 by 91,316 million yen at March 31, 2014. The excess is substantially attributable to the remeasurement to fair value of the remaining shares of M3, and allocated to identifiable tangible and intangible assets. The intangible assets relate primarily to M3’s medical web-portal. The unassigned residual value of the excess is recognized as goodwill as a component of the investment balance. The amounts allocated to intangible assets are amortized net of the related tax effects to equity in net income (loss) of affiliated companies over their respective estimated useful lives, principally 10 years, using the straight-line method.

With the exception of M3 as described above, there was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2013 and 2014.

With the exception of the investment in M3 which is quoted on the Tokyo Stock Exchange and has a carrying and fair value at March 31, 2014 of 105,778 million yen and 107,892 million yen, respectively, there were no affiliated companies accounted for under the equity method with a market quotation at March 31, 2013 and 2014.

The number of affiliated companies accounted for under the equity method at March 31, 2013 and 2014 were 101 and 107, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	Yen in millions
	March 31
	2013	2014
Accounts receivable, trade	7,294	8,271
Accounts payable, trade	880	1,030
Capital lease obligations	27,485	71,345

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Sales	79,677	18,565	23,647
Purchases	157,930	1,725	1,533
Lease payments	24,159	25,523	38,919

Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFI Leasing Company, Limited (“SFIL”), a leasing company in Japan, in the fiscal years ended March 31, 2012, 2013 and 2014. SFIL is accounted for under the equity method and is 34% owned by Sony. Refer to Notes 8 and 24.

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2012, 2013 and 2014 were 1,964 million yen, 2,360 million yen and 2,840 million yen, respectively.

During the fiscal year ended March 31, 2012 and prior to the sale of its shares of S-LCD, Sony paid additional LCD panel related expenses of 22,759 million yen (292 million U.S. dollars) resulting from low capacity utilization of S-LCD.

6.	Transfer of financial assets

The below transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. Gains and losses from these transactions, other than as described below, were insignificant, and although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant. Other than the cash proceeds from the sales below, net cash flows related to these transactions, including servicing fees, for the fiscal years ended March 31, 2012, 2013 and 2014 were insignificant. Certain programs require that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. The portion of the sales proceeds held back and deferred are initially recorded at estimated fair value using a discounted cash flow model and are included in other current assets and other long term assets. The significant assumptions used in valuing the deferred proceeds are the discount rate, the timing and amount of the cash flows.

Sony has established an accounts receivable sales program within the electronics business in the United States whereby a subsidiary can sell up to 150 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank. The program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser, and the deferred proceeds totaled 4,462 million yen at March 31, 2013 and 6,405 million yen at March 31, 2014. Sony includes collections on deferred proceeds as cash flows within operating activities in the consolidated statements of cash flows since the receivables are the result of operating activities and the associated interest rate risk is insignificant due to its short-term nature. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Total trade receivables sold	476,855	355,872	247,863
Deferred proceeds	117,343	8,098	36,678
Collections of deferred proceeds	132,636	20,608	35,196

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

During the fiscal year ended March 31, 2014, Sony established an accounts receivable sales program in the United States whereby a subsidiary in the Pictures segment can sell up to 596 million U.S. dollars of eligible trade accounts receivables in the aggregate to a commercial bank. Sony recognized a gain within other income from sales of accounts receivable under this program for the fiscal year ended March 31, 2014 of 1,394 million yen. The program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser, and the deferred proceeds totaled 22,188 million yen at March 31, 2014. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal year ended March 31, 2014 were as follows:

Yen in millions
Fiscal year ended March 31
2014
Total trade receivables sold	53,720
Deferred proceeds	22,188
Collections of deferred proceeds	—

Sony has established several accounts receivable sales programs within the electronics business in Japan whereby Sony can sell up to 57,990 million yen of eligible trade accounts receivables in the aggregate at any one time. Through these programs, Sony can sell receivables to special purpose entities owned and operated by commercial banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2012, 2013 and 2014 were 126,513 million yen, 105,888 million yen and 75,808 million yen, respectively.

Sony has established several accounts receivable sales programs in the Financial Services segment whereby a subsidiary can sell up to 24,000 million yen of eligible receivables in the aggregate at any one time. Through these programs, the subsidiary can sell receivables to special purpose entities owned and operated by commercial banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. Total receivables sold during the fiscal years ended March 31, 2012, 2013 and 2014 were 130,060 million yen, 89,700 million yen and 1,950 million yen, respectively.

During the fiscal years ended March 31, 2013 and 2014, Sony established several accounts receivable sales programs within the electronics business whereby Sony can sell eligible trade accounts receivables held by certain subsidiaries in Europe denominated in several currencies, primarily the euro, and held by certain subsidiaries in North America denominated in several currencies, primarily the U.S. dollar. Through these programs Sony can sell receivables on an uncommitted basis to a commercial bank or a special purpose entity associated with a sponsor bank. The maximum receivables that may be sold at any one time in the aggregate translates into approximately 216,000 million yen as of March 31, 2014. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the date the receivables are sold. Total receivables sold during the fiscal years ended March 31, 2013 and 2014 were 66,020 million yen and 337,442 million yen, respectively.

Certain of the accounts receivable sales programs above also involve variable interest entities (“VIEs”). Refer to Note 23.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

7.	Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2013				March 31, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,106,265	114,806	(463)	1,220,608	1,130,397	113,684	(28)	1,244,053
Japanese local government bonds	66,553	643	(1)	67,195	62,670	468	(7)	63,131
Japanese corporate bonds	210,519	1,715	(70)	212,164	168,275	984	(8)	169,251
Foreign corporate bonds	425,892	17,502	(620)	442,774	434,570	16,547	(182)	450,935
Other	20,607	4,431	(2)	25,036	27,587	3,684	(17)	31,254

	1,829,836	139,097	(1,156)	1,967,777	1,823,499	135,367	(242)	1,958,624

Equity securities	89,079	44,443	(997)	132,525	84,074	91,977	(34)	176,017

Held-to-maturity securities:
Japanese national government bonds	3,876,600	545,188	—	4,421,788	4,398,018	418,845	(3)	4,816,860
Japanese local government bonds	7,195	432	—	7,627	6,222	373	—	6,595
Japanese corporate bonds	28,918	3,571	—	32,489	28,030	2,705	—	30,735
Foreign government bonds	—	—	—	—	16,359	847	(1)	17,205
Foreign corporate bonds	52,738	20	—	52,758	56,284	19	—	56,303

	3,965,451	549,211	—	4,514,662	4,504,913	422,789	(4)	4,927,698

Total	5,884,366	732,751	(2,153)	6,614,964	6,412,486	650,133	(280)	7,062,339

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table presents the cost and fair value of debt securities classified as available-for-sale securities and held-to-maturity securities by contractual maturity:

	Yen in millions
	March 31, 2014
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair Value	Cost	Fair Value
Due in one year or less	207,511	217,917	9,290	9,314
Due after one year through five years	428,698	434,953	14,117	14,696
Due after five years through ten years	255,872	271,122	43,590	47,734
Due after ten years	931,418	1,034,632	4,437,916	4,855,954

Total	1,823,499	1,958,624	4,504,913	4,927,698

Proceeds from sales of available-for-sale securities were 177,850 million yen, 143,437 million yen and 207,574 million yen for the fiscal years ended March 31, 2012, 2013 and 2014, respectively. On these sales, gross realized gains were 9,593 million yen, 46,865 million yen and 9,015 million yen and gross realized losses were 1,834 million yen, 527 million yen and 703 million yen, respectively.

Marketable securities classified as trading securities at March 31, 2013 and 2014 were 530,787 million yen and 623,667 million yen, respectively, which consist of debt and equity securities.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2013 and 2014, totaled 68,329 million yen and 54,808 million yen, respectively. Non-public equity investments are primarily valued at cost as fair value is not readily determinable.

With respect to trading securities, primarily in the Financial Services segment, Sony recorded net unrealized gains of 21,216 million yen, 72,793 million yen and 59,137 million yen for the fiscal years ended March 31, 2012, 2013 and 2014, respectively. Changes in the fair value of trading securities are primarily recognized in financial services revenue in the consolidated statements of income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2013 and 2014.

	Yen in millions
	March 31, 2013
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	3,383	—	46,796	(463)	50,179	(463)
Japanese local government bonds	592	(1)	—	—	592	(1)
Japanese corporate bonds	4,731	(7)	5,271	(63)	10,002	(70)
Foreign corporate bonds	28,133	(83)	19,228	(537)	47,361	(620)
Other	61	—	144	(2)	205	(2)

	36,900	(91)	71,439	(1,065)	108,339	(1,156)

Equity securities	10,458	(933)	75	(64)	10,533	(997)

Held-to-maturity securities:
Japanese national government bonds	—	—	—	—	—	—
Japanese local government bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—
Foreign corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—

	—	—	—	—	—	—

Total	47,358	(1,024)	71,514	(1,129)	118,872	(2,153)

	Yen in millions
	March 31, 2014
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	52,299	(28)	377	—	52,676	(28)
Japanese local government bonds	2,342	(6)	655	(1)	2,997	(7)
Japanese corporate bonds	217	—	2,206	(8)	2,423	(8)
Foreign government bonds	6,601	(15)	30	(2)	6,631	(17)
Foreign corporate bonds	42,190	(167)	5,400	(15)	47,590	(182)

	103,649	(216)	8,668	(26)	112,317	(242)

Equity securities	192	(3)	73	(31)	265	(34)

Held-to-maturity securities:
Japanese national government bonds	730	(3)	—	—	730	(3)
Japanese local government bonds	—	—	—	—	—	—
Japanese corporate bonds	140	—	—	—	140	—
Foreign government bonds	337	(1)	—	—	337	(1)
Foreign corporate bonds	—	—	—	—	—	—

	1,207	(4)	—	—	1,207	(4)

Total	105,048	(223)	8,741	(57)	113,789	(280)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

For the fiscal years ended March 31, 2012, 2013 and 2014, total realized impairment losses were 5,530 million yen, 8,554 million yen and 1,806 million yen, respectively.

At March 31, 2014, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

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

(1)	Capital leases

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2013	2014
Machinery, equipment and others	63,008	135,619
Film costs	9,147	9,348
Accumulated amortization	(36,287)	(59,352)

	35,868	85,615

The following is a schedule by fiscal year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2014:

Fiscal year ending March 31	Yen in millions
2015	34,910
2016	29,769
2017	9,455
2018	3,325
2019	3,338
Later fiscal years	5,509

Total minimum lease payments	86,306
Less — Amount representing interest	2,057

Present value of net minimum lease payments	84,249
Less — Current obligations	34,442

Long-term capital lease obligations	49,807

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Operating leases

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2014 are as follows:

Fiscal year ending March 31	Yen in millions
2015	62,152
2016	50,028
2017	37,980
2018	28,512
2019	17,680
Later fiscal years	106,145

Total minimum future rentals	302,497

Rental expenses under operating leases for the fiscal years ended March 31, 2012, 2013 and 2014 were 76,188 million yen, 78,523 million yen and 101,410 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2012, 2013 and 2014 were 1,423 million yen, 904 million yen and 1,119 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2014 were 2,882 million yen.

(3)	Sale and leaseback transactions

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

The sale price was 111,100 million yen and Sony received net cash proceeds of 110,175 million yen after deducting transaction costs. The transaction qualified for sale-leaseback accounting as all the risk and rewards of ownership were transferred to the buyer upon closing of the transaction and the leaseback did not include any form of continuing involvement, other than a normal leaseback. As the leaseback represents more than a minor but less than substantially all of the use of the building, Sony recorded a gain upon the sale of 42,322 million yen in the fiscal year ended March 31, 2013, included in other operating (income) expenses, net. In addition to the gain recognized upon the sale, a gain of 24,982 million yen was required to be deferred and is amortized on a straight-line basis and included in other operating (income) expense, net in the consolidated statements of income over the lease term. Of the remaining deferred gain as of March 31, 2014 is 4,914 million yen is recorded in other current liabilities and 14,743 million yen in other noncurrent liabilities in the consolidated balance sheets.

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

The sale price was 1,100 million U.S. dollars and Sony received net cash proceeds of 780 million U.S. dollars after deducting the cost of the purchase option and other transaction costs. The transaction qualified for sale-leaseback accounting as all the risk and rewards of ownership were transferred to the buyer upon closing of

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

the transaction and the leaseback did not include any form of continuing involvement, other than a normal leaseback. As the leaseback represents more than a minor but less than substantially all of the use of the building, Sony recorded a gain upon the sale of 691 million U.S. dollars in the fiscal year ended March 31, 2013, included in other operating (income) expense, net in the consolidated statements of income. In addition to the gain recognized upon the sale, a gain of 166 million U.S. dollars was required to be deferred and is amortized on a straight-line basis and included in other operating (income) expense, net in the consolidated statements of income over the lease term. Of the remaining deferred gain as of March 31, 2014, 55 million U.S. dollars is recorded in other current liabilities and 55 million U.S. dollars in other noncurrent liabilities in the consolidated balance sheets.

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

In the fiscal year ended March 31, 2014, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFIL. Transactions with total proceeds of 6,810 million yen and terms which averaged two years, have been accounted for as financings and are included within proceeds from issuance of long-term debt in the financing activities section of the consolidated statements of cash flows. Additionally, a transaction with leasing companies including SFIL, with proceeds of 76,566 million yen, and terms which averaged three years, have been accounted for as a capital lease and are included within proceeds from sales of fixed assets in the investing activities section of the consolidated statements of cash flows. There was no gain or loss recorded in the sale and leaseback transactions.

9.	Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2014 totaled 107,410 million yen, which are all subject to amortization and are comprised of the following:

	Intangible assets acquired during the fiscal year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements	6,527	5
Trademarks	6,114	13
Software to be sold, leased or otherwise marketed	17,562	3
Internal-use software	67,867	5
Other	9,340	4

In the fiscal year ended March 31, 2014, additions to internal-use software primarily related to the capitalization of new software across several business platforms.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2013		March 31, 2014
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patent rights, know-how and license agreements	280,715	(118,363)	285,563	(151,089)
Customer relationships	26,485	(3,658)	28,573	(4,523)
Trademarks	21,896	(5,894)	31,697	(9,996)
Software to be sold, leased or otherwise marketed	115,341	(73,314)	127,359	(91,904)
Internal-use software	427,521	(260,407)	457,453	(289,561)
Music catalogs	183,398	(62,255)	200,475	(72,883)
Artist contracts	26,702	(18,939)	30,778	(23,681)
Television carriage contracts (broadcasting agreements)	41,264	(4,759)	45,158	(7,496)
Other	95,501	(67,026)	95,285	(67,036)

Total	1,218,823	(614,615)	1,302,341	(718,169)

Certain PC software titles in the Game segment were written down to net realizable value in the fiscal year ended March 31, 2014. The impairment charge of 6,165 million yen was recorded in cost of sales in the consolidated statements of income.

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2012, 2013 and 2014 was 104,272 million yen, 122,787 million yen and 135,664 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

Fiscal year ending March 31	Yen in millions
2015	112,790
2016	95,177
2017	75,342
2018	57,732
2019	38,123

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2013	2014
Trademarks	68,099	69,126
Distribution agreements	19,116	19,143
Other	3,198	3,222

Total	90,413	91,491

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2013 and 2014 are as follows:

	Yen in millions
	Mobile Products & Communications	Game	Imaging Products & Solutions	Home Entertainment & Sound	Devices	Pictures	Music	Financial Services	All Other	Total
Balance, March 31, 2012:
Goodwill — gross	138,255	123,211	5,967	5,320	33,159	138,320	100,956	3,020	43,769	591,977
Accumulated impairments	—	—	(300)	(5,320)	—	—	(306)	(706)	(8,587)	(15,219)

Goodwill	138,255	123,211	5,667	0	33,159	138,320	100,650	2,314	35,182	576,758

Increase (decrease) due to:
Acquisitions*[1]	—	19,793	—	—	2,044	3,174	2,626	—	1,022	28,659
Sales and dispositions*[2]	—	—	—	—	—	—	—	—	(15,040)	(15,040)
Impairments*[3]	—	—	—	—	—	—	—	—	(1,445)	(1,445)
Translation adjustments	15,314	4,527	108	—	316	19,338	10,402	—	2,368	52,373
Other *[4]	—	—	—	—	1,750	25	(28)	—	191	1,938

Balance, March 31, 2013:
Goodwill — gross	153,569	147,531	6,075	5,320	37,269	160,857	113,956	3,020	32,310	659,907
Accumulated impairments	—	—	(300)	(5,320)	—	—	(306)	(706)	(10,032)	(16,664)

Goodwill	153,569	147,531	5,775	0	37,269	160,857	113,650	2,314	22,278	643,243

Increase (decrease) due to:
Acquisitions	—	—	—	—	—	10,205	38	—	—	10,243
Sales and dispositions*[5]	—	—	(9)	—	—	(903)	—	—	(5,292)	(6,204)
Impairments*[3]	—	—	—	—	—	—	—	—	(13,264)	(13,264)
Translation adjustments	26,610	3,041	205	—	131	17,148	9,245	—	1,323	57,703
Other*[4]	—	—	216	—	—	—	(153)	—	19	82

Balance, March 31, 2014:
Goodwill — gross	180,179	150,572	6,487	5,320	37,400	187,307	123,086	3,020	28,360	721,731
Accumulated impairments	—	—	(300)	(5,320)	—	—	(306)	(706)	(23,296)	(29,928)

Goodwill	180,179	150,572	6,187	0	37,400	187,307	122,780	2,314	5,064	691,803

*1	Substantially all of the acquisition amounts in the Game segment relate to the Gaikai Inc. (“Gaikai”) acquisition. Refer to Note 24.

*2	Sales and dispositions amounts in All Other for the fiscal year ended March 31, 2013 substantially all relate to the sale of certain M3 shares. Refer to Note 5.

*3	During the fiscal years ended March 31, 2013 and 2014, Sony recorded impairment losses of 1,445 million yen and 13,264 million yen, respectively, in reporting units included in All Other. The impairment charges reflected the overall decline in the fair values of the reporting units. The fair values of the reporting units were estimated using the present value of expected future cash flows. The most significant impairment related to the disc manufacturing business in the fiscal year ended March 31, 2014. Refer to Note 19.

*4	Other primarily consists of purchase price adjustments for prior years and amounts reclassified as held for sale.

*5	Sales and dispositions in All Other for the fiscal year ended March 31, 2014 substantially all relate to the sale of Gracenote, Inc. Refer to Note 25.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

10.	Insurance-related accounts

Sony’s Financial Services segment subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs for life and non-life insurance contracts are charged to income when incurred in Japan whereas in the U.S. those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance contracts calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For the purpose of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.

The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2013 and 2014 were 362,267 million yen and 390,649 million yen, respectively.

(1)	Insurance policies

Life insurance policies that a subsidiary in the Financial Services segment underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2012, 2013 and 2014 were 651,752 million yen, 718,052 million yen and 670,506 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2012, 2013 and 2014 were 76,958 million yen, 81,974 million yen and 86,780 million yen, respectively.

(2)	Deferred insurance acquisition costs

Amortization of deferred insurance acquisition costs charged to income for the fiscal years ended March 31, 2012, 2013 and 2014 amounted to 54,854 million yen, 54,700 million yen and 45,236 million yen, respectively.

(3)	Future insurance policy benefits

Liabilities for future policy benefits, which mainly relate to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.5% to 4.5% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2013 and 2014, future insurance policy benefits amounted to 3,528,127 million yen and 3,815,351 million yen, respectively.

(4)	Policyholders’ account in the life insurance business

Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account includes universal life insurance and investment contracts. Universal life insurance includes interest sensitive whole life contracts and

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

variable contracts. The credited rates associated with interest sensitive whole life contracts range from 1.9% to 2.0%. For variable contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. Investment contracts mainly include single payment endowment contracts, single payment juvenile contracts and policies after the start of annuity payments. The credited rates associated with investment contracts range from 0.1% to 6.3%.

Policyholders’ account in the life insurance business is comprised of the following:

	Yen in millions
	March 31
	2013	2014
Universal life insurance	1,221,903	1,397,294
Investment contracts	363,213	509,880
Other	130,494	116,298

Total	1,715,610	2,023,472

11.	Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2013	2014
Unsecured loans:
with a weighted-average interest rate of 3.89%	77,894
with a weighted-average interest rate of 4.22%		105,836
Secured call money:
with a weighted-average interest rate of 0.11%	10,000
with a weighted-average interest rate of 0.10%		6,000

	87,894	111,836

At March 31, 2014, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with a book value of 6,346 million yen as collateral for 6,000 million yen of call money. In addition, marketable securities and securities investments with an aggregate book value of 25,677 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2013	2014
Unsecured loans, representing obligations principally to banks:
Due 2013 to 2024, with interest rates ranging from 0.37% to 5.10% per annum	567,952
Due 2014 to 2024, with interest rates ranging from 0.33% to 5.53% per annum		482,778
Unsecured 1.57% bonds, due 2015, net of unamortized discount	29,995	29,997
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,998	24,999
Unsecured 1.40% bonds, due 2013	10,700
Unsecured 1.30% bonds, due 2014	110,000	110,000
Unsecured 0.55% bonds, due 2016	10,000	10,000
Unsecured 0.66% bonds, due 2017	45,000	45,000
Unsecured 0.43% bonds, due 2018	10,000	10,000
Unsecured 0.86% bonds, due 2018		150,000
Unsecured 2.00% bonds, due 2018	16,300	16,300
Unsecured 2.07% bonds, due 2019	50,000	50,000
Unsecured 1.41% bonds, due 2022	10,000	10,000
Unsecured zero coupon convertible bonds, due 2017	150,000	118,780
Secured 0.10% loans, due 2016		20,000
Capital lease obligations and other:
Due 2013 to 2026, with interest rates ranging from 0.28% to 7.77% per annum	44,125
Due 2014 to 2027, with interest rates ranging from 0.36% to 6.35% per annum		90,560
Guarantee deposits received	15,646	14,152

	1,094,716	1,182,566
Less — Portion due within one year	156,288	265,918

	938,428	916,648

At March 31, 2014, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with a book value of 23,125 million yen as collateral for 20,000 million yen of long-term loans.

In March 2012, Sony executed a 1,365 million U.S. dollar unsecured bank loan with a group of lenders having six to ten year maturity terms in connection with acquiring Ericsson’s 50% equity interest in Sony Ericsson. This bank loan utilizes the Japan Bank for International Cooperation (“JBIC”) Facility, which was established to facilitate overseas mergers and acquisitions by Japanese companies as one of the countermeasures against yen appreciation. Of the 1,365 million U.S. dollar loan, 60% or 819 million U.S. dollars is from the JBIC Facility and 40% or 546 million U.S. dollars is from private banks. The terms of this U.S. dollar loan agreement require accelerated repayment of the loan if Sony Corporation or its wholly-owned subsidiaries discontinue the business of mobile devices featuring telephone functionality.

In November 2012, Sony issued 150,000 million yen of Zero Coupon Convertible Bonds due 2017 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from December 14, 2012 to November 16, 2017. The initial conversion price is 957 yen per common share. Aside from the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption triggered upon the occurrence of certain corporate events including a merger, corporate split and delisting event. The reduced amount of the conversion price will be determined by a formula which is based on the effective date of the reduction and Sony’s common stock price. The reduced conversion price ranges from 870 yen to 957 yen per common share. The conversion price is also adjusted for dividends in excess of 25 yen

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

per common share per fiscal year. The bondholders may require Sony to redeem the Zero Coupon Convertible Bonds on or after a reduction in the conversion price is triggered at 100% of its principal amount, together with a redemption premium which begins at 2.5% of the principal amount and ends at zero, amortized on a straight-line basis over the term of the Zero Coupon Convertible Bonds. In addition, Sony has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100% of the principal amount after November 30, 2015, if the closing sales prices per share of Sony’s common stock on the Tokyo Stock Exchange on 20 consecutive trading days are 130% or more of the conversion price, or at any time if less than 10% of the original issuance is outstanding. Sony was not required to bifurcate any of the embedded features contained in the Zero Coupon Convertible Bonds for accounting purposes. There are no significant adverse debt covenants related to the Zero Coupon Convertible Bonds, although there are certain cross-default provisions.

In June 2013, Sony issued unsecured straight bonds for Japanese retail investors in the aggregate principal amount of 150,000 million yen. The proceeds from the issuance of the bonds have been applied to the repayment of borrowings and debt, and to fund capital expenditures.

There are no significant adverse debt covenants or cross-default provisions related to the other short-term borrowings and long-term debt.

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions
2015	265,918
2016	128,452
2017	188,851
2018	236,165
2019	199,279
Later fiscal years	163,901

Total	1,182,566

At March 31, 2014, Sony had unused committed lines of credit amounting to 733,329 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2014, Sony has commercial paper programs totaling 808,760 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

12.	Housing loans and deposits from customers in the banking business

(1)	Housing loans in the banking business

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

The allowance for the credit losses is established based on the aforementioned classifications and the evaluation of collateral. The amount of housing loans in the banking business and the corresponding allowance for credit losses at March 31, 2013 were 860,330 million yen and 1,135 million yen, and at March 31, 2014 were 949,300 million yen and 1,083 million yen, respectively. During the fiscal years ended March 31, 2013 and 2014, charge-offs on housing loans in the banking business and changes in the allowance for credit losses were not significant.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In addition, the balance of housing loans placed on nonaccrual status or past due status were not significant at March 31, 2013 and 2014. A subsidiary in the banking business assesses the nonaccrual status based on the aforementioned classification, and may resume the accrual of the interest on the housing loan if the classification of the housing loan is changed.

(2)	Deposits from customers in the banking business

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2013 and 2014, the balances of time deposits issued in amounts of 10 million yen or more were 362,691 million yen and 335,484 million yen, respectively. These amounts have been classified as current liabilities due to the ability of the customers to make withdrawals prior to maturity.

At March 31, 2014, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions
2016	35,243
2017	10,830
2018	4,193
2019	4,861
2020	8,580
Later fiscal years	43,857

Total	107,564

13.	Fair value measurements

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2013 and 2014 are as follows:

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2014
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	348,832	274,835	—	623,667	623,667	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,244,053	—	1,244,053	24,822	1,219,231	—	—
Japanese local government bonds	—	63,131	—	63,131	1,491	61,640	—	—
Japanese corporate bonds	—	168,240	1,011	169,251	58,661	110,590	—	—
Foreign corporate bonds	—	444,128	6,807	450,935	113,501	337,434	—	—
Other	3,027	28,227	—	31,254	1,134	30,120	—	—
Equity securities	175,931	86	—	176,017	—	176,017	—	—
Other investments*[1]	8,031	3,612	75,837	87,480	—	87,480	—	—
Derivative assets*[2]	—	11,887	—	11,887	—	—	10,863	1,024

Total assets	535,821	2,238,199	83,655	2,857,675	823,276	2,022,512	10,863	1,024

Liabilities:
Derivative liabilities*[2]	—	30,549	—	30,549	—	—	15,155	15,394

Total liabilities	—	30,549	—	30,549	—	—	15,155	15,394

*1	Other investments include certain hybrid financial instruments and certain private equity investments.

*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.

Transfers into level 1 were 1,612 million yen and 6,631 million yen for the fiscal years ended March 31, 2013 and 2014 respectively, as quoted prices for certain trading securities became available in an active market. Transfers out of level 1 were 2,417 million yen and 2,250 million yen for the fiscal years ended March 31, 2013 and 2014 respectively, as quoted prices for certain trading securities were not available in an active market.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2013 and 2014 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2013
	Assets
	Available-for-sale securities			Other investments
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other
Beginning balance	1,513	15,291	309	73,451
Total realized and unrealized gains (losses):
Included in earnings*[1]	—	12	—	5,765
Included in other comprehensive income (loss)*[2]	(2)	2,086	(9)	1,984
Purchases	—	4,701	—	1,836
Settlements	—	(4,100)	—	(2,982)
Transfers into level 3*[3]	703	4,906	—	—
Transfers out of level 3*[4]	—	(2,244)	(300)	—
Other	—	100	—	(3,162)

Ending balance	2,214	20,752	—	76,892

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*[1]	—	(14)	—	5,765

	Yen in millions
	Fiscal year ended March 31, 2014
	Assets
	Available-for-sale securities		Other investments
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds
Beginning balance	2,214	20,752	76,892
Total realized and unrealized gains (losses):
Included in earnings*[1]	—	335	4,184
Included in other comprehensive income (loss)*[2]	—	15	2,699
Purchases	—	7,199	829
Settlements	—	(6,138)	(8,456)
Transfers into level 3*[3]	—	1,030	—
Transfers out of level 3*[4]	(1,203)	(12,698)	—
Other	—	(3,688)	(311)

Ending balance	1,011	6,807	75,837

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*[1]	—	(70)	3,755

*1	Earning effects are included in financial services revenue in the consolidated statements of income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

*2	Unrealized gains (losses) are included in unrealized gains (losses) on securities in the consolidated statements of comprehensive income.

*3	Certain corporate bonds were transferred into level 3 because differences between fair value determined by indicative quotes from dealers and internally developed prices became significant and the observability of inputs decreased.

*4	Certain corporate bonds were transferred out of level 3 because quoted prices became available.

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

(2)	Assets and liabilities that are measured at fair value on a nonrecurring basis

Sony also has assets and liabilities that are required to be recorded at fair value on a nonrecurring basis when certain circumstances occur. During the fiscal years ended March 31, 2013 and 2014, such measurements of fair value related primarily to the following:

	During the fiscal year ended March 31, 2013
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Remeasurement of retained investment in M3	128,289	—	—	117,216
Long-lived assets impairments	—	—	3,935	(14,494)

				102,722

	During the fiscal year ended March 31, 2014
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Long-lived assets impairments	—	—	57,236	(72,724)
Goodwill impairment	—	—	0	(13,264)

				(85,988)

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

Long-lived assets and goodwill impairments

During the fiscal year ended March 31, 2013, Sony recorded impairments related to long-lived assets, mainly in the LCD television business. Refer to Note 19. During the fiscal year ended March 31, 2014, Sony recorded impairments related to long-lived assets, primarily in the battery, disc manufacturing and PC businesses, and goodwill in the disc manufacturing business. Refer to Notes 9 and 19. Sony’s determination of fair value was based on the present value of expected net cash flows using the most recent business plan,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

including Sony’s decision to exit the PC business, while also taking into consideration prices and other relevant information generated by market transactions involving comparable assets where applicable. These measurements are classified as level 3 because significant unobservable inputs, such as the conditions of the assets or projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements. A discount rate of 10% and projected revenue growth rates ranging from zero to 15% were used in the fair value measurements related to the long-lived assets for the battery business, and a discount rate of 10% and projected declining revenue rates ranging from (6)% to (13)% were used in the fair value measurements related to the long-lived assets for the disc manufacturing business.

(3)	Financial instruments

The estimated fair values by fair value hierarchy level of certain financial instruments that are not reported at fair value are summarized as follows:

	Yen in millions
	March 31, 2013
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	947,276	—	947,276	860,330

Total assets	—	947,276	—	947,276	860,330

Liabilities:
Long-term debt including the current portion	—	1,221,174	—	1,221,174	1,094,716
Investment contracts included in policyholders’ account in the life insurance business	—	363,634	—	363,634	363,213

Total liabilities	—	1,584,808	—	1,584,808	1,457,929

	Yen in millions
	March 31, 2014
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,041,166	—	1,041,166	949,300

Total assets	—	1,041,166	—	1,041,166	949,300

Liabilities:
Long-term debt including the current portion	—	1,315,539	—	1,315,539	1,182,566
Investment contracts included in policyholders’ account in the life insurance business	—	480,012	—	480,012	509,880

Total liabilities	—	1,795,551	—	1,795,551	1,692,446

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Cash and cash equivalents, call loans and call money are classified in level 1. Time deposits, short-term borrowings, deposits from customers in the banking business are classified in level 2. Held-to-maturity securities, included in marketable securities and securities investments and other in the consolidated balance sheets, primarily include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds and are substantially all classified in level 2. The fair values of housing loans in the banking business, included in securities investments and other in the consolidated balance sheets, were estimated based on the discounted future cash flows using interest rates reflecting London InterBank Offered Rate base yield curves with certain risk premiums. The fair values of long-term debt including the current portion and investment contracts included in policyholders’ account in the life insurance business were estimated based on either the market value or the discounted future cash flows using Sony’s current incremental borrowing rates for similar liabilities.

14.	Derivative instruments and hedging activities

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes in foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate swap agreements (including interest rate and currency swap agreements). Certain other derivative financial instruments are entered into in the Financial Services segment for asset-liability management (“ALM”) purposes. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. These derivatives generally mature or expire within six months after the balance sheet date. Other than derivatives utilized in the Financial Services segment for ALM, Sony does not use derivative financial instruments for trading or speculative purposes. These derivative transactions utilized for ALM in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.

Derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income. For the fiscal years ended March 31, 2012, 2013 and 2014, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2012, 2013 and 2014, the effect of derivatives designated as cash flow hedges on income and other comprehensive income, and the ineffective portions of the hedging relationships were not significant. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges. At March 31, 2014, there were no derivatives qualifying as cash flow hedges.

Derivatives not designated as hedges

Changes in the fair value of derivatives not designated as hedges are recognized in income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

Derivatives designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2013	2014	Liability derivatives	2013	2014
Interest rate contracts	Prepaid expenses and other current assets	2	2	Current liabilities other	1,227	1,221
Interest rate contracts	Assets other	254	1,012	Liabilities other	18,892	13,941
Foreign exchange contracts	Prepaid expenses and other current assets	5	6	Current liabilities other	15	24

		261	1,020		20,134	15,186

Derivatives not designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2013	2014	Liability derivatives	2013	2014
Interest rate contracts		—	—	Current liabilities other	147	18
Interest rate contracts		—	—	Liabilities other	2,784	1,429
Foreign exchange contracts	Prepaid expenses and other current assets	20,706	10,855	Current liabilities other	18,933	13,892
Foreign exchange contracts	Assets other	895	12	Liabilities other	—	24

		21,601	10,867		21,864	15,363

Total derivatives		21,862	11,887		41,998	30,549

Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal years ended March 31, 2012, 2013 and 2014.

Derivatives under fair value hedging relationships	Yen in millions
	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2012	2013	2014
Interest rate contracts	Financial services revenue	(2,998)	(11,275)	131
Foreign exchange contracts	Foreign exchange gain or (loss), net	(49)	1	(1)

Total		(3,047)	(11,274)	130

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Derivatives not designated as hedging instruments	Yen in millions
	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2012	2013	2014
Interest rate contracts	Financial services revenue	(3,303)	(2,779)	(167)
Foreign exchange contracts	Financial services revenue	(79)	7,202	1,198
Foreign exchange contracts	Foreign exchange gain or (loss), net	4,324	5,596	2,703
Credit contracts	Financial services revenue	(25)	(3)	—

Total		917	10,016	3,734

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2013		March 31, 2014
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts	1,127,799	(7,185)	1,415,132	(3,737)
Currency option contracts purchased	1,296	44	14,988	137
Currency option contracts written	1,037	(6)	1,683	(6)
Currency swap agreements	459,019	9,507	515,300	221
Other currency contracts	58,294	298	67,043	319
Interest rate contracts:
Interest rate swap agreements	529,642	(22,794)	413,572	(15,596)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets on a gross basis, but certain subsidiaries have entered into master netting agreements or other similar agreements, which are mainly International Swaps and Derivatives Association (ISDA) Master Agreements. An ISDA Master Agreement is an agreement between two counterparties that may have multiple derivative contracts with each other, and such ISDA Master Agreement may provide for the net settlement of all or a specified group of these derivative contracts, through a single payment, in a single currency, in the event of a default on or affecting any one derivative contract, or a termination event affecting all or a specified group of derivative contracts. Presented below are the effects of offsetting derivative assets and derivative liabilities as of March 31, 2013 and 2014.

	Yen in millions
	As of March 31, 2013
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements		Net amounts
		Financial instruments	Cash collateral
Derivative assets subject to master netting agreements	18,954	8,458	—	10,496
Derivative assets not subject to master netting agreements	2,908			2,908

Total derivative assets	21,862	8,458	—	13,404

Derivative liabilities subject to master netting agreements	39,371	22,921	—	16,450
Derivative liabilities not subject to master netting agreements	2,627			2,627

Total derivative liabilities	41,998	22,921	—	19,077

	Yen in millions
	As of March 31, 2014
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements		Net amounts
		Financial instruments	Cash collateral
Derivative assets subject to master netting agreements	9,386	5,619	—	3,767
Derivative assets not subject to master netting agreements	2,501			2,501

Total derivative assets	11,887	5,619	—	6,268

Derivative liabilities subject to master netting agreements	28,017	22,058	—	5,959
Derivative liabilities not subject to master netting agreements	2,532			2,532

Total derivative liabilities	30,549	22,058	—	8,491

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

15.	Pension and severance plans

(1)	Defined benefit and severance plans

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

The components of net periodic benefit costs for the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Service cost	29,774	25,343	24,827
Interest cost	15,196	14,606	12,152
Expected return on plan assets	(15,401)	(16,389)	(17,822)
Recognized actuarial loss	12,219	12,853	11,480
Amortization of prior service costs	(10,380)	(10,271)	(10,176)

Net periodic benefit costs	31,408	26,142	20,461

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Service cost	3,348	2,387	3,032
Interest cost	10,082	10,197	12,068
Expected return on plan assets	(9,049)	(9,245)	(11,480)
Amortization of net transition asset	139	117	12
Recognized actuarial loss	2,771	1,781	3,693
Amortization of prior service costs	(448)	(566)	(643)
Losses (gains) on curtailments and settlements	1,111	(405)	1,074

Net periodic benefit costs	7,954	4,266	7,756

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 11,860 million yen, 9,910 million yen and 10 million yen, respectively.

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2013	2014	2013	2014
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	789,059	827,044	221,641	274,928
Service cost	25,343	24,827	2,387	3,032
Interest cost	14,606	12,152	10,197	12,068
Plan participants’ contributions	—	—	619	813
Amendments	—	—	27	(107)
Actuarial loss	49,258	14,138	25,385	3,392
Foreign currency exchange rate changes	—	—	27,354	36,867
Curtailments and settlements	—	—	(2,106)	(4,500)
Effect of changes in consolidated subsidiaries	(15,061)	(5)	—	—
Benefits paid	(36,161)	(30,710)	(10,576)	(12,795)

Benefit obligation at end of the fiscal year	827,044	847,446	274,928	313,698

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	556,247	608,004	151,139	188,019
Actual return on plan assets	69,491	53,476	17,075	17,979
Foreign currency exchange rate changes	—	—	18,460	26,167
Employer contribution	10,369	16,758	10,501	6,912
Plan participants’ contributions	—	—	619	813
Curtailments and settlements	—	—	(351)	(3,334)
Effect of changes in consolidated subsidiaries	(7,003)	—	—	—
Benefits paid	(21,100)	(23,446)	(9,424)	(11,532)

Fair value of plan assets at end of the fiscal year	608,004	654,792	188,019	225,024

Funded status at end of the fiscal year	(219,040)	(192,654)	(86,909)	(88,674)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2013	2014	2013	2014
Noncurrent assets	2,219	2,446	1,903	3,292
Current liabilities	—	—	(2,462)	(2,565)
Noncurrent liabilities	(221,259)	(195,100)	(86,350)	(89,401)

Ending balance	(219,040)	(192,654)	(86,909)	(88,674)

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2013	2014	2013	2014
Prior service cost (credit)	(64,194)	(54,008)	(2,753)	(2,307)
Net actuarial loss	264,559	237,023	62,686	61,841
Obligation existing at transition	—	—	35	25

Ending balance	200,365	183,015	59,968	59,559

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2013	2014	2013	2014
Accumulated benefit obligations	824,345	842,978	233,949	290,014

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2013	2014	2013	2014
Projected benefit obligations	819,059	838,145	210,384	260,950
Accumulated benefit obligations	816,360	834,694	204,253	255,018
Fair value of plan assets	599,227	644,502	154,058	186,519

Weighted-average assumptions used to determine benefit obligations as of March 31, 2013 and 2014 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2013	2014	2013	2014
Discount rate	1.5%	1.4%	4.1%	4.1%
Rate of compensation increase	*	*	3.1	3.1

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2012	2013	2014	2012	2013	2014
Discount rate	2.1%	1.9%	1.5%	5.2%	4.7%	4.1%
Expected return on plan assets	3.0	3.0	3.0	6.5	6.1	5.8
Rate of compensation increase	*	*	*	3.5	3.5	3.1

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

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

The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2014, are, as a result of Sony’s asset liability management, 28% of equity securities, 58% of fixed income securities and 14% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 39% of equity securities, 47% of fixed income securities and 14% of other investments for the pension plans of foreign subsidiaries.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 2, are as follows:

	Japanese plans
	Yen in millions
	Fair value at March 31, 2013	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	8,419	8,419	—	—
Equity:
Equity securities*[1]	157,566	154,630	2,936	—
Fixed income:
Government bonds*[2]	268,297	—	268,297	—
Corporate bonds*[3]	33,053	—	33,053	—
Asset-backed securities*[4]	2,797	—	2,797	—
Commingled funds*[5]	72,410	—	72,410	—
Commodity funds*[6]	1,712	—	1,712	—
Private equity*[7]	27,205	—	—	27,205
Hedge funds*[8]	35,071	—	—	35,071
Real estate	1,474	—	—	1,474

Total	608,004	163,049	381,205	63,750

	Japanese plans
	Yen in millions
	Fair value at March 31, 2014	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	8,384	8,384	—	—
Equity:
Equity securities*[1]	173,067	169,210	3,857	—
Fixed income:
Government bonds*[2]	263,921	—	263,921	—
Corporate bonds*[3]	50,131	—	50,131	—
Asset-backed securities*[4]	2,930	—	2,930	—
Commingled funds*[5]	84,853	—	84,853	—
Commodity funds*[6]	1,767	—	1,767	—
Private equity*[7]	26,942	—	—	26,942
Hedge funds*[8]	41,108	—	—	41,108
Real estate	1,689	—	—	1,689

Total	654,792	177,594	407,459	69,739

*1	Includes approximately 63 percent and 64 percent of Japanese equity securities, and 37 percent and 36 percent of foreign equity securities for the fiscal years ended March 31, 2013 and 2014, respectively.

*2	Includes approximately 59 percent and 56 percent of debt securities issued by Japanese national and local governments, and 41 percent and 44 percent of debt securities issued by foreign national and local governments for the fiscal years ended March 31, 2013 and 2014, respectively.

*3	Includes debt securities issued by Japanese and foreign corporation and government related agencies.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

*4	Includes primarily mortgage-backed securities.

*5	Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately 48 percent and 47 percent of investments in equity, 48 percent and 51 percent of investments in fixed income, and 4 percent and 2 percent of investments in other for the fiscal years ended March 31, 2013 and 2014, respectively.

*6	Represents commodity futures funds.

*7	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the U.S. and Europe.

*8	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

	Foreign plans
	Yen in millions
	Fair value at March 31, 2013	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	171	171	—	—
Equity:
Equity securities*[1]	36,917	29,348	7,569	—
Fixed income:
Government bonds*[2]	52,061	—	52,061	—
Corporate bonds*[3]	20,095	—	15,322	4,773
Asset-backed securities	526	—	526	—
Insurance contracts*[4]	11,639	—	11,639	—
Commingled funds*[5]	58,007	—	58,007	—
Real estate and other*[6]	8,603	73	1,573	6,957

Total	188,019	29,592	146,697	11,730

	Foreign plans
	Yen in millions
	Fair value at March 31, 2014	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	1,648	1,648	—	—
Equity:
Equity securities*[1]	48,140	40,045	8,095	—
Fixed income:
Government bonds*[2]	61,644	—	61,644	—
Corporate bonds*[3]	25,937	—	19,682	6,255
Asset-backed securities	332	—	332	—
Insurance contracts*[4]	11,364	—	11,364	—
Commingled funds*[5]	63,057	—	63,057	—
Real estate and other*[6]	12,902	—	3,970	8,932

Total	225,024	41,693	168,144	15,187

*1	Includes primarily foreign equity securities.

*2	Includes primarily foreign government debt securities.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

*3	Includes primarily foreign corporate debt securities.

*4	Represents annuity contracts with or without profit sharing.

*5	Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds. They are primarily comprised of foreign equities and fixed income investments.

*6	Includes primarily private real estate investment trusts.

Each level in the fair value hierarchy in which each plan asset is classified is determined based on inputs used to measure the fair values of the asset, and does not necessarily indicate the risks or rating of the asset.

The following is a description of the valuation techniques used to measure Japanese and foreign plan assets at fair value. The valuation techniques are applied consistently from period to period.

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

The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the fiscal years ended March 31, 2013 and 2014:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Private equity	Hedge funds	Real estate	Total
Beginning balance at April 1, 2012	23,388	42,258	1,435	67,081
Return on assets held at end of year	3,817	(1,514)	39	2,342
Return on assets sold during the year	—	—	—	—
Purchases, sales, and settlements, net	—	(5,673)	—	(5,673)
Transfers, net	—	—	—	—

Ending balance at March 31, 2013	27,205	35,071	1,474	63,750

Return on assets held at end of year	1,123	1,514	215	2,852
Return on assets sold during the year	—	—	—	—
Purchases, sales, and settlements, net	(1,386)	4,523	—	3,137
Transfers, net	—	—	—	—

Ending balance at March 31, 2014	26,942	41,108	1,689	69,739

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Corporate bonds	Commingled funds	Real estate and other	Total
Beginning balance at April 1, 2012	3,961	—	5,083	9,044
Return on assets held at end of year	260	—	245	505
Return on assets sold during the year	1	—	—	1
Purchases, sales, and settlements, net	(20)	—	(23)	(43)
Transfers, net	—	—	—	—
Other*	571	—	1,652	2,223

Ending balance at March 31, 2013	4,773	—	6,957	11,730

Return on assets held at end of year	1,032	—	504	1,536
Return on assets sold during the year	—	—	(47)	(47)
Purchases, sales, and settlements, net	—	—	69	69
Transfers, net	—	—	—	—
Other*	450	—	1,449	1,899

Ending balance at March 31, 2014	6,255	—	8,932	15,187

*	Primarily consists of translation adjustments.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 13 billion yen to the Japanese plans and approximately 7 billion yen to the foreign plans during the fiscal year ending March 31, 2015.

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
Fiscal year ending March 31	Yen in millions	Yen in millions
2015	31,224	11,374
2016	33,221	11,689
2017	34,303	12,393
2018	35,929	13,270
2019	39,183	13,761
2020 — 2024	216,059	76,629

(2)	Defined contribution plans

Total defined contribution expenses for the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Japanese plans	464	3,729	3,602
Foreign plans	6,726	13,070	12,703

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

16.	Stockholders’ equity

(1)	Common stock

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2012, 2013 and 2014 have resulted from the following:

Number of shares
Balance at March 31, 2011	1,004,636,664
Exercise of stock acquisition rights	1,500

Balance at March 31, 2012	1,004,638,164
Stock issued under exchange offering	7,312,042

Balance at March 31, 2013	1,011,950,206
Exercise of stock acquisition rights	134,800
Conversion of zero coupon convertible bonds	32,622,761

Balance at March 31, 2014	1,044,707,767

At March 31, 2014, 142,865,832 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”) by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2012, 2013 and 2014.

(2)	Retained earnings

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2014 was 275,382 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2014, including cash dividends for the six-month period ended March 31, 2014, has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on May 13, 2014 and was then recorded in the statutory books of account, in accordance with the Companies Act.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 19,080 million yen and 20,650 million yen at March 31, 2013 and 2014, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Other comprehensive income

Other comprehensive income for the fiscal years ended March 31, 2012 and 2013 were comprised of the following:

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount
For the fiscal year ended March 31, 2012:
Unrealized gains (losses) on securities, net —
Unrealized holding gains arising during the period*[1]	30,370	(10,637)	13,079
Less : Reclassification adjustment included in net income	3,417	(1,240)	2,177
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding losses arising during the period	(177)	(70)	(247)
Less : Reclassification adjustment included in net income	911	(125)	786
Pension liability adjustment*[1]	(29,239)	(3,934)	(34,668)
Foreign currency translation adjustments —
Translation adjustments arising during the period*[1]	(32,640)	74	(32,961)
Less : Reclassification adjustment included in net income*[2,3]	14,655	—	14,655

Other comprehensive income (loss)	(12,703)	(15,932)	(37,179)

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount
For the fiscal year ended March 31, 2013:
Unrealized gains (losses) on securities, net —
Unrealized holding gains arising during the period*[1]	114,599	(36,198)	63,596
Less : Reclassification adjustment included in net income	(34,686)	14,328	(20,358)
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding losses arising during the period	(69)	12	(57)
Less : Reclassification adjustment included in net income	615	(250)	365
Pension liability adjustment*[1]	(8,476)	1,853	(4,983)
Foreign currency translation adjustments —
Translation adjustments arising during the period*[1]	160,425	(2,534)	159,149
Less : Reclassification adjustment included in net income*[2]	3,927	—	3,927

Other comprehensive income (loss)	236,335	(22,789)	201,639

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Changes in accumulated other comprehensive income, net of tax, by component for the fiscal year ended March 31, 2014 were as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2013	109,079	(742)	(191,816)	(556,016)	(639,495)
Other comprehensive income before reclassifications	24,388	103	6,896	158,884	190,271
Amounts reclassified out of accumulated other comprehensive income	(5,078)	639	4,987	—	548

Net current-period other comprehensive income	19,310	742	11,883	158,884	190,819
Less: Other comprehensive income attributable to noncontrolling interests	880	—	106	1,923	2,909

Balance at March 31, 2014	127,509	—	(180,039)	(399,055)	(451,585)

*1	Amounts allocable to the noncontrolling interests in the equity of a subsidiary and other are deducted from the net-of-tax amount for unrealized holding gains on securities, pension liability adjustment and foreign currency translation adjustments arising during the period.

*2	Foreign currency translation adjustments were transferred from accumulated other comprehensive income to net income as a result of the liquidation or sale of certain foreign subsidiaries and affiliates.

*3	The amount transferred during the fiscal year ended March 31, 2012 includes losses of 12,772 million yen as a result of the other-than-temporary impairment loss on the shares of S-LCD. Refer to Note 5.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Reclassifications out of accumulated other comprehensive income for the fiscal year ended March 31, 2014 were as follows:

	Yen in millions
Comprehensive income components	Amounts reclassified from accumulated other comprehensive income	Affected line items in consolidated statements of income
Unrealized gains (losses) on securities	(881)	Financial services revenue
	(7,801)	Gain on sale of securities investments, net
	447	Loss on devaluation of securities investments
	14	Other

Total before tax	(8,221)
Tax expense or (benefit)	3,143

Net of tax	(5,078)

Unrealized gains (losses) on derivative instruments	471	Interest
	348	Foreign exchange loss, net

Total before tax	819
Tax expense or (benefit)	(180)

Net of tax	639

Pension liability adjustment	5,440	*
Tax expense or (benefit)	(453)

Net of tax	4,987

Total amounts reclassified out of accumulated other comprehensive income, net of tax —	548

*	The amortization of pension and postretirement benefit components are included in the computation of net periodic pension cost. Refer to Note 15.

(4)	Equity transactions with noncontrolling interests

Net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests for the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Net income (loss) attributable to Sony Corporation’s stockholders	(455,038)	41,540	(128,369)
Transfers (to) from the noncontrolling interests:
Decrease in additional paid-in capital for purchase of additional shares in consolidated subsidiaries	(640)	(57,364)	28

Change from net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests	(455,678)	(15,824)	(128,341)

In September 2012, Sony conducted a tender offer to purchase additional common shares of So-net Entertainment Corporation (“So-net”). As a result, Sony’s equity ownership increased to 95.95%. On January 1, 2013, Sony acquired the remaining 4.05% equity ownership of So-net through a share exchange. The difference

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

between cash consideration paid or the fair value of the shares of Sony delivered to the noncontrolling interests and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 38,715 million yen. So-net subsequently changed its name to So-net Corporation, effective July 1, 2013.

In March, 2013, Sony completed the acquisition of an additional 32.39% of the shares of Multi Screen Media Private Limited (“MSM”), which operates television networks in India. As a result of this transaction, Sony’s total equity interest in MSM increased to 94.39%. The aggregate cash consideration for the additional shares was 271 million U.S. dollars, of which 145 million U.S. dollars was paid at the closing of the transaction. An additional 63 million U.S. dollars was paid during the fiscal year ended March 31, 2014 and 21 million U.S. dollars was paid on April 15, 2014. The remaining 42 million U.S. dollars will be paid on April 15, 2015. The difference between cash consideration paid and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 18,450 million yen.

17.	Stock-based compensation plans

The stock-based compensation expense for the fiscal years ended March 31, 2012, 2013 and 2014 was 1,952 million yen, 1,232 million yen and 1,068 million yen, respectively. The income tax benefit related to the stock-based compensation expense for the fiscal years ended March 31, 2012, 2013 and 2014 was 287 million yen, 209 million yen and 207 million yen, respectively. The total cash received from exercises under all of the stock-based compensation plans during the fiscal years ended March 31, 2012 and 2014 was 4 million yen and 200 million yen, respectively. Sony issued new shares upon exercise of these rights. During the fiscal year ended March 31, 2013, there were no exercises under the stock-based compensation plans. The actual income tax benefit realized for tax deductions from exercises under all the stock-based compensation plans for the fiscal years ended March 31, 2012, 2013 and 2014 was insignificant.

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

There were no SARs granted or exercised during the fiscal years ended March 31, 2012 and 2013 and SARs compensation expense for the fiscal years ended March 31, 2012 and 2013 was insignificant.

Sony has a single remaining stock-based compensation plan as an incentive plan for selected directors, corporate executive officers and employees in the form of a stock acquisition rights plan. The stock acquisition rights generally have three year graded vesting schedules and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2012, 2013 and 2014 was 345 yen, 189 yen and 821 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2012, 2013 and 2014 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2012		2013		2014
Weighted-average assumptions
Risk-free interest rate	1.08%		0.74%		1.43%
Expected lives	6.77	years	6.85	years	7.13	years
Expected volatility*	36.88%		39.61%		52.03%
Expected dividends	1.85%		3.25%		1.55%

*	Expected volatility was based on the historical volatilities of Sony Corporation’s common stock over the expected life of the stock acquisition rights.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

A summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2014 is as follows:

	Fiscal year ended March 31, 2014
	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Total intrinsic value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	19,081,800	3,124
Granted	1,994,200	2,006
Exercised	134,800	1,483
Forfeited or expired	3,151,300	3,670

Outstanding at end of the fiscal year	17,789,900	3,094	5.47	1,841

Exercisable at end of the fiscal year	13,978,300	3,488	4.49	492

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2012 and 2014 was 0.2 million yen and 52 million yen, respectively. During the fiscal year ended March 31, 2013, there were no exercises under the stock acquisition rights plan.

As of March 31, 2014, there was 1,354 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 2.03 years.

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

Insurance claims for the losses in the fiscal years ended March 31, 2011 and 2012 in the amount of 15,000 million yen, the total coverage amount, were agreed to by the insurance carriers as a final settlement and were paid in March 2012. Of this amount, 2,000 million yen was due to a certain carrier as reinsurance. The amount was recorded in other current liabilities in the consolidated balance sheets as of March 31, 2012 and was paid in the fiscal year ended March 31, 2013. The insurance proceeds were primarily included in investing activities in the consolidated statements of cash flows.

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

For the fiscal year ended March 31, 2012, Sony incurred incremental losses and expenses including repair, removal and cleaning costs directly related to the damage caused by the Floods of 13,236 million yen, including the disposal or impairment of fixed assets of 7,882 million yen. These losses and expenses were primarily recorded in other operating (income) expense, net in the consolidated statements of income and were offset by insurance recoveries as described below. The restoration costs were recorded when the services were rendered and liabilities incurred. In addition, Sony also incurred other losses and expenses of 13,899 million yen, which included idle facility costs at manufacturing sites and other additional expenses. These losses and expenses were mainly recorded in cost of sales in the consolidated statements of income.

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

Insurance claims in the amount of 50,416 million yen were agreed to by the insurance carriers and were paid during the fiscal year ended March 31, 2012. Of this amount, Sony received 26,316 million yen for fixed assets, inventories and additional expenses, of which 17,520 million yen represents the portion of insurance recoveries in excess of the carrying value before the damage caused by the Floods of the insured fixed assets and inventories, and were recorded in cost of sales and other operating (income) expense, net in the consolidated statements of income. The remaining amount of the insurance claims paid of 24,100 million yen was for business interruption insurance recoveries, which applied to the lost profit which occurred after the Floods to December 31, 2011, and were recorded in other operating revenue in the consolidated statements of income. The insurance proceeds for fixed assets and for other than fixed assets were included in investing activities and operating activities in the consolidated statements of cash flows, respectively.

As of March 31, 2012, Sony still had pending insurance claims for damage to fixed assets, inventories, additional expenses and business interruption. Sony recorded insurance receivables of 5,788 million yen which represented the portion of the insurance claims that were deemed probable of collection up to the extent of the amount of corresponding losses recognized in the same period and substantially all related to damaged assets and inventories. Sony concluded that the recoveries from these insurance claims were probable based on the coverage under valid policies, communications with the insurance carriers, Sony’s past claims history with the insurance carriers, and Sony’s assessment that the insurance carriers had the financial ability to pay the claims. These receivables were primarily recorded in prepaid expenses and other current assets in the consolidated balance sheets.

For the fiscal year ended March 31, 2013, insurance claims in the amount of 53,316 million yen were agreed to by the insurance carriers. Of this amount, Sony received 25,284 million yen for fixed assets, inventories and additional expenses, of which 11,961 million yen primarily represented the portion of insurance recoveries in excess of the carrying value before the damage caused by the Floods of the insured fixed assets and inventories, and were recorded in cost of sales and other operating (income) expense, net in the consolidated statements of income. The remaining amount of the insurance claims paid of 28,032 million yen was for business interruption insurance recoveries, which applied to the lost profit which occurred from January 1, 2012 through the end of the indemnity periods in addition to the unsettled portion of insurance claimed in the fiscal year ended

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

March 31, 2012 and was recorded in other operating revenue in the consolidated statements of income. The insurance proceeds for fixed assets and for other than fixed assets were included in investing activities and operating activities in the consolidated statements of cash flows, respectively.

As of March 31, 2013, Sony had pending insurance claims for additional expenses and business interruption. Sony recorded insurance receivables of 2,482 million yen which related to additional expenses and business interruption claims agreed to by the insurance carriers prior to the fiscal year end and paid by April 19, 2013 and advance payments of 3,555 million yen for repairs and other costs to be incurred. These receivables and advance payments were recorded in prepaid expenses and other current assets and other current liabilities in the consolidated balance sheets, respectively.

For the fiscal year ended March 31, 2014, insurance claims in the amount of 12,076 million yen were agreed to by the insurance carriers. Of this amount, Sony received 624 million yen for fixed assets and additional expenses, of which 314 million yen primarily represented the portion of insurance recoveries in excess of the carrying value before the damage caused by the Floods of the insured fixed assets, and were recorded in other operating (income) expense, net in the consolidated statements of income. The remaining amount of the insurance claims paid of 11,452 million yen was for additional business interruption insurance recoveries and was recorded in other operating revenue in the consolidated statements of income. The insurance proceeds for fixed assets and for other than fixed assets were included in investing activities and operating activities in the consolidated statements of cash flows, respectively.

As of March 31, 2014, Sony still had pending insurance claims for additional expenses and business interruption. Sony recorded insurance receivables of 2,937 million yen which related to additional expenses and business interruption claims agreed to by the insurance carriers prior to the fiscal year end and paid by April 14, 2014 and advance payments of 3,204 million yen for repairs and other costs to be incurred. These receivables and advance payments were recorded in prepaid expenses and other current assets and other current liabilities in the consolidated balance sheets, respectively.

19.	Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives. Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability. The restructuring activities are generally short term in nature and are generally completed within one year of initiation. For the fiscal years ended March 31, 2012, 2013 and 2014, Sony recorded total restructuring charges of 52,645 million yen, 74,386 million yen and 75,570 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2012, 2013 and 2014 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals, net*	Other associated costs	Total
Balance at March 31, 2011	15,585	—	4,974	20,559
Sony Ericsson acquisition	8,789	—	2,190	10,979
Restructuring costs	25,453	20,428	6,764	52,645
Non-cash charges	—	(20,428)	—	(20,428)
Cash payments	(24,928)	—	(4,862)	(29,790)
Adjustments	98	—	(1,130)	(1,032)

Balance at March 31, 2012	24,997	—	7,936	32,933
Restructuring costs	62,752	5,161	6,473	74,386
Non-cash charges	—	(5,161)	—	(5,161)
Cash payments	(58,518)	—	(9,722)	(68,240)
Adjustments	3,498	—	988	4,486

Balance at March 31, 2013	32,729	—	5,675	38,404
Restructuring costs	41,820	18,991	14,759	75,570
Non-cash charges	—	(18,991)	—	(18,991)
Cash payments	(46,017)	—	(7,177)	(53,194)
Adjustments	3,312	—	659	3,971

Balance at March 31, 2014	31,844	—	13,916	45,760

*	Significant asset impairments excluded from restructuring charges are described below.

Total costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2012, 2013 and 2014 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Mobile Products & Communications*	1,859	5,885	32,485
Game	519	250	371
Imaging Products & Solutions	1,398	11,240	3,422
Home Entertainment & Sound	5,007	11,815	1,537
Devices	26,373	19,096	5,464
Pictures	1,273	1,081	6,722
Music	5,710	2,305	576
Financial Services	1,822	—	—
All Other and Corporate	8,684	22,714	24,993

Total net restructuring charges	52,645	74,386	75,570
Depreciation associated with restructured assets	2,115	3,121	5,019

Total	54,760	77,507	80,589

*	Sony acquired Ericsson’s shares in Sony Ericsson and it became a wholly-owned subsidiary of Sony. Subsequent to the acquisition, Sony Ericsson was renamed Sony Mobile which is included in the MP&C segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

General — Retirement programs -

Sony has undergone several headcount reduction programs to further reduce operating costs primarily in an effort to improve the performance of certain segments related to the electronics business and reduce cost at the headquarters function. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements.

During the fiscal year ended March 31, 2013, these staff reductions were achieved worldwide mostly through the implementation of early retirement programs, including headcount reductions at Sony Corporation and major consolidated electronics subsidiaries in Japan and the closure of a production facility in Japan to streamline organizations of the electronics business operations and increase operational efficiency as announced on October 19, 2012.

In addition, during the fiscal year ended March 31, 2014, Sony made announcements regarding its exit from the PC business (refer to Note 25) in the MP&C segment, plans to operate the TV business in the HE&S segment as a wholly-owned subsidiary, and plans to optimize the manufacturing, sales, and headquarters functions that indirectly support the electronics businesses.

Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

Mobile Products & Communications segment

In an effort to improve the performance of the MP&C segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs as described above, initiatives to advance the rationalization of manufacturing operations and shifting and aggregating manufacturing to low-cost areas.

Retirement programs -

As a result of the retirement programs mentioned above, Sony recorded in the MP&C segment restructuring charges related mainly to employee termination benefits totaling 1,812 million yen, 4,959 million yen and 7,051 million yen for the fiscal years ended March 31, 2012, 2013 and 2014, respectively, in selling, general and administrative expenses in the consolidated statements of income.

During the fiscal year ended March 31, 2012, as a result of the acquisition of Sony Ericsson, which was subsequently renamed Sony Mobile, Sony reflected in the consolidated balance sheets 10,979 million yen of restructuring liabilities which related to restructuring activities undertaken by Sony Ericsson prior to Sony’s acquisition of Ericsson’s 50% equity interest in Sony Ericsson, but which had not yet been paid or settled by Sony Ericsson. The restructuring liabilities related to activities previously accrued by Sony Ericsson, but which were unpaid as of the acquisition date consisted of severance costs of 8,789 million yen and other associated costs of 2,190 million yen.

Asset-impairment and associated costs of PC business -

As described in Note 25, Sony recorded impairment losses of 12,817 million yen for long-lived assets in the PC business during the fiscal year ended March 31, 2014. Sony also recorded 8,019 million yen of expenses to

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

compensate suppliers for unused components in cost of sales in the consolidated statements of income for the fiscal year ended March 31, 2014, which were the incremental costs directly resulting from exiting the PC business.

Game segment

In an effort to improve the performance of the Game segment, Sony has undergone a number of restructuring efforts to reduce its operating costs.

The resulting restructuring charges, included in the table above, were related mainly to employee termination benefits in selling, general and administrative expenses in the consolidated statements of income.

Imaging Products & Solutions segment

In an effort to improve the performance of the IP&S segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs as described above, initiatives to advance the rationalization of manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs).

Retirement programs -

As a result of the retirement programs mentioned above, Sony recorded in the IP&S segment restructuring charges related mainly to employee termination benefits totaling 3,122 million yen, 9,720 million yen and 3,309 million yen for the fiscal years ended March 31, 2012, 2013 and 2014, respectively, in selling, general and administrative expenses in the consolidated statements of income.

Home Entertainment & Sound segment

In an effort to improve the performance of the HE&S segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs as described above, initiatives to advance the rationalization of manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs).

Retirement programs -

As a result of the retirement programs mentioned above, Sony recorded in the HE&S segment restructuring charges related mainly to employee termination benefits totaling 4,548 million yen, 10,647 million yen and 1,194 million yen for the fiscal years ended March 31, 2012, 2013 and 2014, respectively, in selling, general and administrative expenses in the consolidated statements of income.

Devices segment

In an effort to improve the performance of the Devices segment, Sony has undergone a number of restructuring efforts to reduce operating costs. These efforts included headcount reduction programs as described above, initiatives to advance the rationalization of manufacturing operations and shifting and aggregating manufacturing to low-cost areas.

Retirement programs -

As a result of the retirement programs mentioned above, Sony recorded in the Devices segment restructuring charges related mainly to employee termination benefits totaling 5,445 million yen, 15,153 million yen and 2,917 million yen for the fiscal years ended March 31, 2012, 2013 and 2014, respectively, in selling, general and administrative expenses in the consolidated statements of income.

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

All Other and Corporate

The resulting restructuring charges, included in the table above, related mainly to employee termination benefits, regarding headcount reductions described in general retirement programs for the fiscal year ended March 31, 2013. For the fiscal year ended March 31, 2014, restructuring charges of 12,819 million yen were recorded relating to a reduction in the scale of sales companies resulting from the decision to exit the PC business. These costs are primarily included in selling, general and administrative expenses in the consolidated statements of income.

Other asset impairment information

Sony excluded the below losses on impairment from restructuring charges as they were not directly related to Sony’s ongoing restructuring initiatives.

Asset-impairment of LCD television business related long-lived assets -

Sony recorded impairment losses of 16,700 million yen, 7,617 million yen and 7,798 million yen for the fiscal years ended March 31, 2012, 2013 and 2014, respectively, included within the HE&S segment, related to the LCD television asset group. These impairment losses primarily reflected a decrease in the estimated fair value of property, plant and equipment and certain intangible assets.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Asset-impairment of battery business related long-lived assets -

Sony recorded an impairment loss of 32,107 million yen for the fiscal year ended March 31, 2014, included within the Devices segment, related to long-lived assets in the battery business asset group. In light of a lack of progress towards achieving adequate operating results, Sony conducted a strategic review of the business and the evolving market trends. Following these developments, Sony reduced the corresponding estimated future cash flows and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge.

Asset-impairment of disc manufacturing business related long-lived assets and goodwill -

Sony recorded impairment losses of 12,303 million yen and 13,264 million yen for the fiscal year ended March 31, 2014, included within All Other, related to long-lived assets and goodwill, respectively, in the disc manufacturing business.

The long-lived asset impairment in the disc manufacturing business relates to a lowered forecast of cash flows outside of Japan and the United States, primarily attributable to the manufacturing and distribution operations in Europe, which began additional restructuring activities in March 2014, and reflects the faster than expected contraction of the physical media market. These factors also contributed to a lowered fair value estimate and the goodwill impairment.

20.	Supplemental consolidated statements of income information

(1)	Other operating (income) expense, net

Sony records transactions in other operating (income) expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other operating (income) expense, net is comprised of the following:

	Yen in millions
	March 31
	2012	2013	2014
Sony Ericsson remeasurement gain*[1]	(102,331)	—	—
Gain on sale, remeasurement, and issuance of M3 shares*[2]	—	(122,160)	(13,758)
Gain on sale of music publishing catalog in Pictures segment	—	—	(10,307)
Gain on sale of the U.S. headquarters building*[3]	—	(65,516)	(5,462)
Gain on sale of Sony City Osaki*[3]	—	(42,322)	(4,914)
(Gain) loss on sale of interests in subsidiaries and affiliates, net*[1],[4]	(2,882)	(10,399)	(7,753)
(Gain) loss on sale, disposal or impairment of assets, net*[4,5]	45,619	5,178	90,860

	(59,594)	(235,219)	48,666

*1	Refer to Note 24.

*2	Refer to Note 5.

*3	Refer to Note 8.

*4	Refer to Note 25.

*5	Refer to Notes 13, 18 and 19.

(2)	Research and development costs

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2012, 2013 and 2014 were 433,477 million yen, 473,610 million yen and 466,030 million yen, respectively.

(3)	Advertising costs

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2012, 2013 and 2014 were 357,106 million yen, 354,981 million yen and 474,372 million yen, respectively.

(4)	Shipping and handling costs

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2012, 2013 and 2014 were 76,644 million yen, 63,160 million yen and 62,871 million yen, respectively, which included the internal transportation costs of finished goods.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

21.	Income taxes

Domestic and foreign components of income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Income (loss) before income taxes:
Sony Corporation and all subsidiaries in Japan	(108,634)	182,170	98,152
Foreign subsidiaries	27,723	59,914	(72,411)

	(80,911)	242,084	25,741

Income taxes — Current:
Sony Corporation and all subsidiaries in Japan	33,921	34,288	41,339
Foreign subsidiaries	76,124	41,446	59,904

	110,045	75,734	101,243

Income taxes — Deferred:
Sony Corporation and all subsidiaries in Japan	2,808	75,149	(6,330)
Foreign subsidiaries	203,900	(10,485)	(331)

	206,708	64,664	(6,661)

Total income tax expense	316,753	140,398	94,582

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2012	2013	2014
Statutory tax rate	(41.0%)	38.3%	38.3%
Non-deductible expenses	4.3	1.3	8.9
Income tax credits	(3.7)	(1.4)	(2.1)
Change in statutory tax rate	(37.3)	(2.0)	3.6
Change in valuation allowances	504.9	23.2	365.7
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	(21.8)	(0.7)	0.2
Lower tax rate applied to life and non-life insurance business in Japan	(7.0)	(3.2)	(31.0)
Foreign income tax differential	6.5	3.3	25.7
Adjustments to tax reserves	(16.4)	(3.2)	58.3
Effect of equity in net income (loss) of affiliated companies	61.7	0.1	9.0
Sony Ericsson remeasurement gain	(52.0)	—	—
Insurance recovery tax exemptions related to the Floods	(5.3)	(1.2)	(0.2)
Tax benefit related to intraperiod tax allocation	—	—	(111.9)
Other	(1.4)	3.5	2.9

Effective income tax rate	391.5%	58.0%	367.4%

In November 2011, the Japanese legislature enacted tax law changes which included lowering the national tax rate, limiting the annual use of net operating loss carryforwards to 80% of taxable income and increasing the net operating loss carryforward period from seven to nine years for losses incurred in the tax years ending on or after April 1, 2008. As a result, the statutory tax rate from the fiscal year ended March 31, 2013 to the fiscal year ending March 31, 2015 was set at approximately 38% and from the fiscal year ending March 31, 2016 onward was set at approximately 36%. The limitation on the use of net operating loss carryforwards, however, may result

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

in cash tax payments being due if there is taxable income in Japan even though Sony Corporation and its national tax filing group in Japan have significant net operating loss carryforwards available. Because accounting for income taxes requires the measurement of deferred tax assets and liabilities using the enacted tax rates, the tax law changes resulted in a net deferred tax benefit of 32,729 million yen for the fiscal year ended March 31, 2012.

In March 2014, the Japanese legislature enacted tax law changes which included lowering the national tax rate. As a result, the statutory tax rate from fiscal year ending March 31, 2015 onward is set at approximately 36%, which is one year earlier than the tax law changes in November 2011 described above. This tax law change did not have a material impact on Sony’s results of operations.

Under the accounting guidance for intraperiod tax allocation, Sony is required to consider all items of income (including items recorded in other comprehensive income) in determining the amount of tax benefit that should be allocated to a loss from continuing operations. During the fiscal year ended March 31, 2014, Sony Corporation and its national tax filing group in Japan and certain other jurisdictions incurred a loss from continuing operations while also recording other comprehensive income. As a result, Sony allocated a 28,797 million yen tax benefit to continuing operations, which was exactly offset by additional income tax expense in other comprehensive income. The total income tax provision did not change and these jurisdictions continue to be impacted by the full valuation allowance on deferred tax assets.

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2013	2014
Deferred tax assets:
Operating loss carryforwards for tax purposes	546,322	601,065
Accrued pension and severance costs	102,970	87,657
Film costs	90,456	133,050
Warranty reserves and accrued expenses	70,529	88,409
Future insurance policy benefits	24,217	25,187
Inventory	33,232	32,762
Depreciation	38,334	52,994
Tax credit carryforwards	62,599	74,544
Reserve for doubtful accounts	5,629	6,590
Impairment of investments	32,136	34,663
Deferred revenue in the Pictures segment	30,181	26,826
Other	170,865	164,082

Gross deferred tax assets	1,207,470	1,327,829
Less: Valuation allowance	(931,247)	(1,027,530)

Total deferred tax assets	276,223	300,299

Deferred tax liabilities:
Insurance acquisition costs	(146,507)	(154,474)
Future insurance policy benefits	(79,861)	(98,118)
Unbilled accounts receivable in the Pictures segment	(54,232)	(67,118)
Unrealized gains on securities	(63,730)	(75,467)
Intangible assets acquired through stock exchange offerings	(27,525)	(27,253)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(28,057)	(27,640)
Investment in M3	(46,336)	(38,049)
Other	(61,152)	(78,922)

Gross deferred tax liabilities	(507,400)	(567,041)

Net deferred tax liabilities	(231,177)	(266,742)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The net changes in the total valuation allowance were increases of 394,520 million yen, 63,014 million yen and 96,283 million yen for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

Based on the weight of the available positive and negative evidence, in the fiscal year ended March 31, 2011, Sony established valuation allowances against the deferred tax assets at Sony Corporation and its national tax filing group in Japan. In the subsequent fiscal years, Sony also established valuation allowances at Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group, Sony Mobile Communications in Sweden, Sony Europe Limited (“SEU”) in the U.K. and certain subsidiaries in other tax jurisdictions. Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish a valuation allowance for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.

The increase during the fiscal year ended March 31, 2012 was primarily due to the additional valuation allowances recorded on deferred tax assets in the U.S. and the U.K. and additional valuation allowances recorded in Japan for Sony Corporation and its national tax filing group in Japan. As of March 31, 2012, Sony had concluded that with respect to SAHI and its consolidated tax filing group in the U.S., and SEU, a subsidiary in the U.K., the cumulative loss position was significant negative evidence that was difficult to overcome. There was positive evidence in the form of tax planning actions and strategies, the long carryforward periods for utilization, as well as a history of taxable income and utilization of assets before expiration. The tax planning strategies included changes in film amortization methods in the U.S., the success of which depends on future forecasts of income. Notwithstanding this positive evidence, the weight given to evidence is commensurate with the extent to which it can be objectively verified. It is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 203,025 million yen for SAHI and its consolidated tax filing group in the U.S., and 20,694 million yen for SEU, as of March 31, 2012. Sony Corporation and its national tax filing group in Japan remained in a cumulative loss position as of March 31, 2012, and as a result, during the fiscal year ended March 31, 2012, Sony recorded an additional valuation allowance against certain deferred tax assets at Sony Corporation and its national tax filing group in Japan. In addition, several Japanese subsidiaries were also in a cumulative loss position as of March 31, 2012, and therefore, recorded valuation allowances of 32,631 million yen against their separate deferred tax assets for local tax purposes.

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

The increase during the fiscal year ended March 31, 2014 was primarily due to continuing losses at Sony Corporation and its national tax filing group in Japan and SAHI and its consolidated tax filing group in the U.S. In addition, certain other foreign subsidiaries recorded valuation allowances against their deferred tax assets.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Net deferred tax assets (net of valuation allowance) and liabilities are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2013	2014
Current assets — Deferred income taxes	44,615	53,068
Other assets — Deferred income taxes	107,688	105,442
Current liabilities — Other	(13,561)	(14,356)
Long-term liabilities — Deferred income taxes	(369,919)	(410,896)

Net deferred tax liabilities	(231,177)	(266,742)

At March 31, 2014, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 1,148,782 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. (“SMEJ”) in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on the possible future disposition of its investment based on its tax planning strategies. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such temporary differences as of March 31, 2014.

At March 31, 2014, Sony has operating loss carryforwards for tax purposes, the tax effect of which totaled 601,065 million yen, which will be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 172,124 million yen with no expiration period, substantially all of the total operating loss carryforwards expire at various periods between the fiscal years ending March 31, 2015 and 2023, and the remaining amounts expire in periods up to 20 years depending on the jurisdiction.

Tax credit carryforwards for tax purposes at March 31, 2014 amounted to 74,544 million yen. With the exception of 22,261 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 9 years.

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2012	2013	2014
Balance at beginning of the fiscal year	225,120	288,311	191,886
Reductions for tax positions of prior years	(25,302)	(11,533)	(19,696)
Additions for tax positions of prior years	59,159	8,980	9,325
Additions based on tax positions related to the current year	44,307	27,849	21,877
Settlements	(4,046)	(140,813)	(6,687)
Lapse in statute of limitations	(3,807)	(7,495)	(4,643)
Foreign currency translation adjustments	(7,120)	26,587	22,733

Balance at end of the fiscal year	288,311	191,886	214,795

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	77,925	72,947	93,098

The major changes, including settlements, in the total gross amount of unrecognized tax benefit balances relate to transfer pricing adjustments, including as a result of the Bilateral Advance Pricing Agreements (“APAs”) and competent authority requests filed for certain subsidiaries in the MP&C, Game, IP&S, HE&S, and Devices segments and All Other, with respect to the intercompany cross-border transactions. The APAs include

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

agreements between Sony and two taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Sony reviews its estimated tax expense based on the progress made in these procedures, and the progress of transfer pricing audits generally, and makes adjustments to its estimates as necessary. In addition, the APA’s are government to government negotiations, and therefore it is possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

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

During the fiscal year ended March 31, 2014, Sony reversed 2,699 million yen of interest expense and recorded 352 million yen of penalties. At March 31, 2014, Sony had recorded liabilities of 6,553 million yen and 4,060 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months. Accordingly, Sony believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to 3,510 million yen within the next twelve months.

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2007 through 2013, and by the U.S. and other foreign taxing authorities for tax years from 1998 through 2013.

22.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2012, 2013 and 2014 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(455,038)	41,540	(128,369)

	Thousands of shares
Weighted-average shares outstanding	1,003,578	1,005,417	1,027,024
Effect of dilutive securities:
Stock acquisition rights	—	67	—
Zero coupon convertible bonds	—	65,308	—

Weighted-average shares for diluted EPS computation	1,003,578	1,070,792	1,027,024

	Yen
Basic EPS	(453.42)	41.32	(124.99)

Diluted EPS	(453.42)	38.79	(124.99)

Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2012, 2013 and 2014 were 22,417 thousand shares, 17,272 thousand shares and 142,866 thousand shares, respectively. Potential shares were excluded as anti-dilutive for the fiscal years ended

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

March 31, 2012 and 2014 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for those fiscal years. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the fiscal year ended March 31, 2013 as the exercise price for those shares was in excess of the average market value of Sony’s common stock for the fiscal year. The zero coupon convertible bonds issued in November 2012 were included in the diluted EPS calculation for the fiscal year ended March 31, 2013 under the if-converted method beginning upon issuance.

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

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIEs’ economic performance, as well as the obligation to absorb the losses of theses VIEs as Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIEs become profitable. As a result, it has been determined that Sony is the primary beneficiary. The assets of Sony are not available to settle the obligations of these VIEs. On an aggregate basis, the total assets and liabilities for these VIEs at March 31, 2014 were 30,559 million yen and 3,883 million yen, respectively.

Sony’s U.S. based music publishing subsidiary is a joint venture with a third-party investor and has been determined to be a VIE. The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits as well as any acquisition of music publishing rights made by the joint venture. In addition, the third-party investor receives a guaranteed annual dividend of up to 23.1 million U.S. dollars through December 15, 2016. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIE’s economic performance, as well as the obligation to absorb the losses of the VIE due to its obligation to provide funding to the joint venture. As a result, it has been determined that Sony is the primary beneficiary. At March 31, 2014, the assets and liabilities of the VIE that were included in Sony’s consolidated balance sheets were as follows:

Yen in millions
Assets:
Cash and cash equivalents	6,495
Account receivables, net	3,315
Other current assets	26,226
Property, plant and equipment, net	1,330
Intangibles, net	61,269
Goodwill	15,570
Other noncurrent assets	6,395

Total assets	120,600

Liabilities:
Accounts payable and accrued expenses	42,329
Other current liabilities	9,498
Other noncurrent liabilities	3,136

Total liabilities	54,963

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

In connection with the July 2013 refinancing of the debt obligations of the third-party investor in the music publishing subsidiary described above, Sony has issued a guarantee to a creditor of the third-party investor in which Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 290 million U.S. dollars to the creditor should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. The assets of the third-party investor that are being used as collateral were placed in a separate trust which is also a VIE in which Sony has significant variable interests. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the trust. The assets held by the trust consist solely of the third-party investor’s 50% ownership interest in the music publishing subsidiary. At March 31, 2014, the fair value of the assets held by the trust exceeded 290 million U.S. dollars.
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

In January 2010, Sony sold 90.0% of its interest in a Mexican subsidiary which primarily manufactured LCD televisions, as well as other assets to a contract manufacturer. The continuing entity, which would perform this manufacturing going forward, is a VIE as it is thinly capitalized and dependent on funding from the parent entity. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities that most significantly impact the VIE’s economic performance nor does Sony have the obligation to absorb the losses of the VIE. Concurrent with the sale, Sony entered into an agreement with the VIE and its parent company in which Sony agreed to purchase a significant share of the LCD televisions that Sony sells in certain markets, including the U.S. market. As of March 31, 2014, the amounts recorded on Sony’s consolidated balance sheets that relate to the VIE include receivables recorded within prepaid expenses and other current assets of 17,817 million yen and accounts payable, trade of 19,453 million yen. Sony’s maximum exposure to losses is considered insignificant.

As described in Note 5, on June 29, 2012, an investor group which included a wholly-owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing. In addition, DHP entered into an agreement with Sony’s U.S. based music publishing subsidiary in which the subsidiary provides

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

administration services to DHP (the “Administration Agreement”). DHP was determined to be a VIE as many of the decision making rights for the entity do not reside within the entity’s equity interests, but rather are embedded in the Administration Agreement. Under the terms of the Administration Agreement, the largest non-Sony shareholder has approval rights over decisions regarding the activities that most significantly impact DHP, including the acquisition and retention of copyrights and the licensing of songs. These approval rights result in Sony and the largest non-Sony shareholder sharing the power to direct the activities of DHP, and as such, Sony is not the primary beneficiary of the VIE. At March 31, 2014, the only amounts recorded on Sony’s consolidated balance sheet that relate to the VIE is Sony’s net investment of 324 million U.S. dollars and a net receivable balance of 12 million U.S. dollars. Sony’s maximum exposure to losses as of March 31, 2014 is the aggregate amounts recorded on its balance sheet of 336 million U.S. dollars.

As described in Note 6, certain accounts receivable sales programs also involve VIEs. These VIEs are all special purpose entities associated with the sponsor banks. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate these entities as Sony does not have the power to direct the activities, an obligation to absorb losses, or the right to receive the residual returns of these VIEs. Sony’s maximum exposure to losses from these VIEs is considered insignificant.

24.	Acquisitions

(1)	Game Show Network acquisition

In March 2011, Sony obtained a controlling interest in the Game Show Network (“GSN”). At that time, Sony also granted a put right and received a call right for an additional 18% interest in GSN. In September 2012, the other investor in GSN (the “Current Investor”) exercised its put right to sell the 18% interest in GSN to Sony for 234 million U.S. dollars (the “GSN Share Purchase”). The GSN Share Purchase received regulatory approval and closed on December 7, 2012 (the “Closing Date”). After exercise, the 234 million U.S. dollars owed to the Current Investor was payable to the Current Investor in two payments of 117 million U.S. dollars each plus interest thereon at 10% per annum from the Closing Date to each payment date. Sony paid to the Current Investor the first payment of 117 million U.S. dollars plus interest of 4 million U.S. dollars on April 2, 2013 and the second payment of 117 million U.S. dollars plus interest of 12 million U.S. dollars on December 13, 2013. A buy/sell provision also applies to the equity interests in GSN owned by Sony and the Current Investor and may be exercised annually for a 60 business day window beginning April 1, 2015.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following unaudited supplemental pro forma financial information presents the combined results of operations of Sony and Sony Ericsson as though the acquisition had occurred as of the beginning of the fiscal year ended March 31, 2011:

Yen in millions, except per share data
Fiscal year ended March 31
2012
(Unaudited)
Net sales	5,941,131
Operating income (loss)	(187,725)
Net loss attributable to Sony Corporation’s stockholders	(654,833)
Basic EPS	(652.50)
Diluted EPS	(652.50)

The unaudited supplemental pro forma financial information is based on estimates and assumptions, which Sony believes are reasonable and is not intended to represent or be indicative of what Sony’s consolidated net loss attributable to Sony Corporation’s stockholders would have been had the acquisition been completed at the beginning of the fiscal year ended March 31, 2011 and should not be taken as indicative of Sony’s future consolidated net loss attributable to Sony Corporation’s stockholders. The unaudited supplemental pro forma financial information includes:

•	the elimination of equity in net income (loss) and consolidation of Sony Ericsson;

•	the gain from remeasurement of the previously owned equity interest;

•	incremental intangible asset amortization, net of the related tax effects;

•	certain royalty adjustments; and

•	additional debt issuance costs and interest expense, incurred in connection with the acquisition.

(3)	Sony Semiconductor acquisitions

On April 1, 2011, Sony Semiconductor Kyushu Corporation, a wholly-owned subsidiary of Sony Corporation, acquired from Toshiba Corporation (“Toshiba”) for 57,451 million yen semiconductor fabrication equipment and certain related assets. Sony Semiconductor Kyushu Corporation has subsequently changed its name to Sony Semiconductor Corporation (“SCK”), effective November 1, 2011. Sony’s goal in acquiring the assets was to further strengthen its production capacity for CMOS image sensors.

The assets were operated by Nagasaki Semiconductor Manufacturing Corporation, a joint venture among Toshiba, Sony Corporation and Sony Computer Entertainment Inc., a wholly-owned subsidiary of Sony Corporation. Subsequent to the acquisition, Sony initially entered into a three year sale and leaseback transaction regarding certain of the acquired machinery and equipment with its equity interest affiliate, SFIL, and received proceeds of 50,537 million yen based on the amounts recorded at fair value in the acquisition. The sale and lease back term was extended to five years during the fiscal year ended March 31, 2014. These transactions were included within other in the investing activities of the consolidated statements of cash flows.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table summarizes the fair values assigned to the assets acquired at the acquisition date.

Yen in millions
Acquired assets recorded at fair value
Inventories	4,370
Other current assets	82
Machinery and equipment	51,083
Intangibles	1,223
Other noncurrent assets	693

Total	57,451

On March 31, 2014, SCK acquired from Renesas Electronics Corporation (“Renesas”) semiconductor fabrication equipment and certain related assets (“Transferred Assets”) for 7,510 million yen. SCK is utilizing the Transferred Assets to establish a new technology center and further strengthen its production capacity for CMOS image sensors. The purchase price was allocated and recorded primarily to machinery and equipment. SCK also entered into a supply arrangement with Renesas to manufacture and supply system LSIs for a certain period following the acquisition. In connection with this, SCK also acquired related inventories from Renesas.

As the purchase prices were fully allocated to identifiable tangible and intangible assets and no liabilities were assumed, no goodwill was recorded as part of the acquisitions. The unaudited supplemental pro forma results of operations have not been presented because the effects of the acquisitions were not material.

(4)	Other acquisitions

During the fiscal year ended March 31, 2012, Sony completed other acquisitions for total consideration of 7,914 million yen which were paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of the acquisitions, Sony recorded 5,853 million yen of goodwill and 3,345 million yen of intangible assets.

During the fiscal year ended March 31, 2013, Sony completed other acquisitions for total consideration of 39,022 million yen which were paid for primarily in cash and included the August 10, 2012, acquisition of Gaikai for total cash consideration of 28,167 million yen. Gaikai has developed a high quality, fast interactive cloud-streaming platform that enables streaming of a broad array of content ranging from immersive core games with rich graphics to casual content to a wide variety of devices via the internet. There was no material contingent consideration subject to future change. As a result of Sony’s acquisition of Gaikai and other businesses, Sony recorded 27,699 million yen of goodwill and 11,511 million yen of intangible assets.

During the fiscal year ended March 31, 2014, Sony completed other acquisitions for total consideration of 19,373 million yen which were paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of the acquisitions, Sony recorded 10,243 million yen of goodwill and 10,965 million yen of intangible assets.

No significant amounts have been allocated to in-process research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of other acquisitions, individually and in aggregate, were not material.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

25.	Divestitures

(1)	Small- and medium-sized TFT LCD business

In March 2012, Sony sold the small- and medium-sized TFT LCD business, which was included in the Devices segment, to Japan Display Inc. (“JDI”). In connection with the sale, Sony transferred legal ownership of a certain subsidiary within the former small-and medium-sized TFT LCD business to JDI during the fiscal year ended March 31, 2013. During the fiscal year ended March 31, 2012, Sony recorded an impairment loss of 19,187 million yen in other operating (income) expense, net in the consolidated statements of income, as the disposal group was classified as held for sale and recorded at the lesser of carrying value or fair value. Following the sale, Sony purchased an equity interest in JDI which Sony initially accounted for under the cost method. In March 2014, JDI completed an initial public offering and Sony sold a portion of its shares. The remaining shares were reclassified as available-for-sale equity securities following the initial public offering.

(2)	S-LCD Corporation

In the fiscal year ended March 31, 2012, Sony sold all of its shares of S-LCD, the LCD panel manufacturing joint venture. Refer to Note 5.

(3)	Chemical products related business

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

(4)	Gracenote

On January 31, 2014, Sony sold all the shares of Gracenote, Inc., a wholly-owned subsidiary within All Other, to the Tribune Company for 170 million U.S. dollars subject to certain adjustments. The sale resulted in net cash proceeds of 156 million U.S. dollars and a gain of 54 million U.S. dollars, recorded within other operating (income) expense, net in the consolidated statements of income.

(5)	PC business

On February 6, 2014, Sony announced an updated strategic plan to concentrate the mobile business on smartphones and tablets and ultimately exit the PC business, which is included in the MP&C segment, following continued challenges in the PC market. As a result, Sony recorded an impairment loss of 12,817 million yen for long-lived assets in the fiscal year ended March 31, 2014, based on the present value of estimated net cash flows. Additionally, for the fiscal year ended March 31, 2014, Sony recorded charges of 8,019 million yen in cost of sales in the consolidated statements of income for expenses to compensate suppliers for unused components reflecting the termination of future manufacturing and charges of 7,278 million yen primarily for employee termination benefits which are included in selling, general and administrative expenses in the consolidated statements of income. These incremental costs directly resulted from Sony’s decision to exit the PC business and were recorded as restructuring charges. Sony also recorded charges of 17,391 million yen for the fiscal year ended March 31, 2014, primarily for the write-down of excess components in inventory which are included in cost of sales in the consolidated statements of income. In All Other, Sony recorded restructuring charges of 12,819 million yen primarily in selling, general and administrative expenses in the consolidated statements of income for the fiscal year ended March 31, 2014 relating to a reduction in the scale of sales companies resulting from Sony’s decision to exit the PC business.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Also, on February 6, 2014, Sony and Japan Industrial Partners, Inc. (“JIP”) entered into a memorandum of understanding to sell Sony’s PC business to a new company to be established by JIP. As of March 31, 2014, the corresponding assets and liabilities were not classified as held for sale because significant terms and conditions were still under negotiation.

26.	Collaborative arrangements

Sony’s collaborative arrangements primarily relate to arrangements entered into, through a subsidiary in the Pictures segment, with one or more active participants to jointly finance, produce and/or distribute motion pictures or television programming under which both the subsidiary and the other active participants share in the risks and rewards of ownership. These arrangements are referred to as co-production and distribution arrangements.

Sony typically records an asset for only the portion of the motion pictures or television programming it owns and finances. Sony and the other participants typically distribute the product in different media or markets. Revenues earned and expenses incurred for the media or markets in which Sony distributes the product are typically recorded on a gross basis. Sony typically does not record revenues earned and expenses incurred when the other participants distribute the product. Sony and the other participants typically share in the profits from the distribution of the product in all media or markets. For motion pictures, if Sony is a net receiver of (1) Sony’s share of the profits from the media or markets distributed by the other participants less (2) the other participants’ share of the profits from the media or markets distributed by Sony then the net amount is recorded as net sales. If Sony is a net payer then the net amount is recorded in cost of sales. For television programming, Sony records its share of the profits from the media or markets distributed by the other participants as sales, and the other participants’ share of the profits from the media or markets distributed by Sony as cost of sales.

For the years ended March 31, 2012, 2013 and 2014, 10,990 million yen, 31,587 million yen and 16,359 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants and 14,625 million yen, 12,538 million yen and 17,291 million yen, respectively, were recorded as net sales for amounts due from the other participants in these collaborative arrangements.

27.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2014, the total unused portion of the lines of credit extended under these contracts was 24,171 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2)	Purchase commitments and other

Purchase commitments and other outstanding as of March 31, 2014 amounted to 311,884 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within five years. As of March 31, 2014, these subsidiaries were committed to make payments under such contracts of 125,268 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of March 31, 2014, these subsidiaries were committed to make payments of 60,121 million yen under such long-term contracts.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within ten years. As of March 31, 2014, Sony has committed to make payments of 52,389 million yen under such long-term contracts.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five fiscal years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions
2015	121,470
2016	67,998
2017	50,680
2018	26,986
2019	15,285
Later fiscal years	29,465

Total	311,884

In addition to the above, Sony has other commitments as follows:

During the fiscal year ended March 31, 2012, there was a receipt of an advance payment from a commercial customer. The advance payment amounts are recouped through product sales to the commercial customer during the period specified in the contract. As of March 31, 2014, Sony recorded 28,432 million yen in other current liabilities and 7,108 million yen in other long-term liabilities based on the anticipated recoupment period. The advance payment is subject to reimbursement under certain contingent conditions including a downgrade of Sony’s credit rating by either Standard & Poor’s Ratings Services (lower than “BBB-”) or Moody’s Investors Service (“Moody’s”) (lower than “Ba1”). The condition related to the credit rating by Moody’s was eased through an amendment in March 2014 to allow for a downgrade from Baa3 to Ba1.

(3)	Litigation

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business. Sony understands that the DOJ, the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser class action lawsuits have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of May 29, 2014, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business. Sony understands that the European

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. The DOJ has notified Sony that it has closed its investigation, and Sony understands that the investigations by several other agencies have now ended, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In November 2013, trial was set for September 2014 on a complaint by a former customer of Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., seeking recovery in connection with the former customer’s bankruptcy filing. Based on the stage of this proceeding and information currently available, Sony believes that any reasonably possible loss would not have a material impact on Sony’s results of operations and financial position.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2014 amounted to 41,282 million yen. The major components of these guarantees are as follows:

As discussed in Note 23, Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 290 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. As of March 31, 2014, the fair value of the collateral exceeded 290 million U.S. dollars.

In addition to the above, Sony issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The changes in product warranty liability for the fiscal years ended March 31, 2012, 2013 and 2014 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Balance at beginning of the fiscal year	54,940	67,860	66,776
Additional liabilities for warranties	60,073	55,880	83,959
Settlements (in cash or in kind)	(39,954)	(55,327)	(72,230)
Changes in estimate for pre-existing warranty reserve	(4,397)	(8,198)	(6,070)
Translation adjustment	(2,802)	6,561	7,283

Balance at end of the fiscal year	67,860	66,776	79,718

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

28.	Business segment information

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

Due to certain changes in the organizational structure during the fiscal year ended March 31, 2014, sales and operating revenue of the IP&S segment and All Other and operating income (loss) of the IP&S segment, All Other and Corporate and elimination for the comparable periods have been reclassified to conform to the current fiscal year’s presentation.

The MP&C segment includes Mobile Communications, and Personal and Mobile Products. On February 15, 2012, Sony acquired Ericsson’s 50% equity interest in Sony Ericsson, which changed its name to Sony Mobile Communications upon becoming a wholly-owned subsidiary of Sony. The financial results of the MP&C segment include Sony’s equity in net income (loss) of Sony Ericsson through February 15, 2012 and sales, operating revenue and operating income (loss) from February 16, 2012 through March 31, 2013. Refer to Note 24. The IP&S segment includes Digital Imaging Products, and Professional Solutions. The HE&S segment includes Televisions, and Audio and Video. The equity results of S-LCD were also included within the HE&S segment until the termination of the joint venture in January 2012. Refer to Note 5. The Devices segment includes Semiconductors and Components. The Pictures segment includes Motion Pictures, Television Productions and Media Networks. The Music segment includes Recorded Music, Music Publishing and Visual Media and Platform. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including So-net Corporation, an Internet-related service business subsidiary operating mainly in Japan, the network business, the medical business and the disc manufacturing business. Sony’s products and services are generally unique to a single operating segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Sales and operating revenue:
Mobile Products & Communications —
Customers	622,415	1,220,013	1,629,525
Intersegment	262	37,605	536

Total	622,677	1,257,618	1,630,061
Game —
Customers	679,899	527,110	750,448
Intersegment	125,067	179,968	228,799

Total	804,966	707,078	979,247
Imaging Products & Solutions —
Customers	780,422	752,603	737,474
Intersegment	4,694	3,598	3,729

Total	785,116	756,201	741,203
Home Entertainment & Sound —
Customers	1,285,833	993,822	1,166,007
Intersegment	428	1,005	2,572

Total	1,286,261	994,827	1,168,579
Devices —
Customers	677,208	583,968	589,194
Intersegment	349,360	264,607	204,996

Total	1,026,568	848,575	794,190
Pictures —
Customers	656,097	732,127	828,668
Intersegment	1,624	612	916

Total	657,721	732,739	829,584
Music —
Customers	430,751	431,719	492,058
Intersegment	12,038	9,989	11,230

Total	442,789	441,708	503,288
Financial Services —
Customers	865,737	999,276	988,944
Intersegment	2,924	3,113	4,902

Total	868,661	1,002,389	993,846
All Other —
Customers	441,948	506,729	532,936
Intersegment	64,596	56,283	61,675

Total	506,544	563,012	594,611
Corporate and elimination	(508,220)	(508,643)	(467,343)

Consolidated total	6,493,083	6,795,504	7,767,266

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Operating income (loss):
Mobile Products & Communications	7,246	(97,170)	(75,037)
Game	29,302	1,735	(8,058)
Imaging Products & Solutions	19,641	1,442	26,327
Home Entertainment & Sound	(199,461)	(84,315)	(25,499)
Devices	(22,126)	43,895	(12,981)
Pictures	34,130	47,800	51,619
Music	36,887	37,218	50,208
Financial Services	129,283	142,209	170,292
All Other	(34,004)	101,480	(58,641)

Total	898	194,294	118,230
Corporate and elimination	(66,561)	32,209	(91,735)

Consolidated operating income (loss)	(65,663)	226,503	26,495
Other income	23,478	68,656	42,453
Other expenses	(38,726)	(53,075)	(43,207)

Consolidated income (loss) before income taxes	(80,911)	242,084	25,741

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

The MP&C segment includes the fair value remeasurement gain on Sony’s previously held 50% equity interest in Sony Ericsson upon obtaining control through the acquisition of Ericsson’s 50% equity interest in Sony Ericsson. Refer to Note 24.

All Other includes the gains on sale and remeasurement related to the shares in M3. Refer to Note 5.

Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments. In addition, Corporate and elimination includes gains on the sale of the U.S. headquarters building and Sony City Osaki. Refer to Note 8.

Within the HE&S segment, the operating losses of Televisions, which primarily consists of LCD televisions, for the fiscal years ended March 31, 2012, 2013 and 2014 were 203,720 million yen, 69,602 million yen and 25,705 million yen, respectively. The operating losses of Televisions exclude restructuring charges which are included in the overall segment results and not allocated to product categories.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Equity in net income (loss) of affiliated companies:
Mobile Products & Communications	(57,680)	—	—
Game	—	—	—
Imaging Products & Solutions	(154)	743	188
Home Entertainment & Sound	(64,078)	—	—
Devices	(44)	—	—
Pictures	(516)	(601)	(1,829)
Music	(372)	(4,766)	2,338
Financial Services	(1,252)	(2,303)	(2,336)
All Other	2,399	(21)	(5,735)

Consolidated total	(121,697)	(6,948)	(7,374)

Depreciation and amortization:
Mobile Products & Communications	11,799	25,777	31,365
Game	12,112	11,870	15,346
Imaging Products & Solutions	39,438	39,605	38,080
Home Entertainment & Sound	31,305	26,968	25,806
Devices	119,511	112,486	106,472
Pictures	16,007	15,428	18,078
Music	12,345	13,209	14,414
Financial Services, including deferred insurance acquisition costs	60,782	62,633	54,348
All Other	22,376	24,190	21,716

Total	325,675	332,166	325,625
Corporate	40,595	44,569	51,070

Consolidated total	366,270	376,735	376,695

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Sales and operating revenue:
Mobile Products & Communications
Mobile Communications	77,732	733,622	1,191,787
Personal and Mobile Products	538,816	480,132	431,378
Other	5,867	6,259	6,360

Total	622,415	1,220,013	1,629,525
Game	679,899	527,110	750,448
Imaging Products & Solutions
Digital Imaging Products	489,526	449,724	413,255
Professional Solutions	280,645	285,698	306,885
Other	10,251	17,181	17,334

Total	780,422	752,603	737,474
Home Entertainment & Sound
Televisions	843,464	581,475	754,308
Audio and Video	433,800	405,024	400,828
Other	8,569	7,323	10,871

Total	1,285,833	993,822	1,166,007
Devices
Semiconductors	377,177	301,915	336,845
Components	295,822	271,654	249,856
Other	4,209	10,399	2,493

Total	677,208	583,968	589,194
Pictures
Motion Pictures	393,602	446,254	422,255
Television Productions	145,817	159,794	247,568
Media Networks	116,678	126,079	158,845

Total	656,097	732,127	828,668
Music
Recorded Music	311,979	307,788	347,684
Music Publishing	48,095	52,764	66,869
Visual Media and Platform	70,677	71,167	77,505

Total	430,751	431,719	492,058
Financial Services	865,737	999,276	988,944
All Other	441,948	506,729	532,936
Corporate	52,773	48,137	52,012

Consolidated total	6,493,083	6,795,504	7,767,266

Mobile Communications includes sales and operating revenue of Sony Mobile from February 16, 2012 through March 31, 2014.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Geographic Information:

Sales and operating revenue attributed to countries based on location of external customers for the fiscal years ended March 31, 2012, 2013 and 2014 and property, plant and equipment, net as of March 31, 2013 and 2014 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Sales and operating revenue:
Japan	2,101,435	2,197,881	2,199,099
United States	1,211,849	1,064,765	1,302,052
Europe	1,268,258	1,362,488	1,753,526
China	495,101	464,784	520,539
Asia-Pacific	636,489	806,205	1,013,635
Other Areas	779,951	899,381	978,415

Total	6,493,083	6,795,504	7,767,266

	Yen in millions
	March 31
	2013	2014
Property, plant and equipment, net:
Japan	617,581	526,472
United States	74,359	74,302
Europe	53,460	48,055
China	48,689	45,346
Asia-Pacific	48,977	39,815
Other Areas	18,484	16,020

Total	861,550	750,010

Major areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue and property, plant and equipment, net included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate arms-length transactions.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2012, 2013 and 2014.

29.	Subsequent events

(1)	Sale of buildings and premises at the Gotenyama Technology Center

On April 30, 2014, Sony sold buildings and premises at the Gotenyama Technology Center with a total sales price of 23,163 million yen. Sony expects to recognize a gain on sale totaling 14,776 million yen in other

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

operating (income) expense, net in the consolidated statements of income and will include proceeds from the sales of fixed assets within investing activities of the consolidated statements of cash flows for the first quarter of the fiscal year ending March 31, 2015.

(2)	Sale of PC business

On May 2, 2014, Sony entered into agreements to sell its PC business and certain related assets to VAIO Corporation, to be established by JIP, with a targeted closing date of July 1, 2014. Although Sony expects to continue to incur certain costs related to exiting the PC business, no further significant gain or loss is expected to be recorded as a direct result of the sale. Refer to Note 25.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Balance at beginning of period	Additions charged to costs and expenses	Deductions (Note 1)	Other (Note 2)	Balance at end of period
Fiscal year ended March 31, 2012:
Allowance for doubtful accounts and sales returns	90,531	33,441	(49,509)	(3,454)	71,009

Fiscal year ended March 31, 2013:
Allowance for doubtful accounts and sales returns	71,009	26,960	(37,823)	7,479	67,625

Fiscal year ended March 31, 2014:
Allowance for doubtful accounts and sales returns	67,625	42,450	(42,180)	7,618	75,513

Notes:

1.	Reversal including amounts written off.

2.	Translation adjustment.

	Balance at beginning of period	Additions (Note 1)	Deductions	Other (Note 2)	Balance at end of period
Fiscal year ended March 31, 2012:
Valuation allowance — Deferred tax assets	473,713	469,788	(22,904)	(52,364)	868,233

Fiscal year ended March 31, 2013:
Valuation allowance — Deferred tax assets	868,233	86,215	(59,179)	35,978	931,247

Fiscal year ended March 31, 2014:
Valuation allowance — Deferred tax assets	931,247	112,533	(57,914)	41,664	1,027,530

Note:

1.	Including a valuation allowance against deferred tax assets which Sony Ericsson had prior to its acquisition during the fiscal year ended March 31, 2012. Refer to Note 21 of the consolidated financial statements.

2.	Translation adjustment and the effect of changes in statutory tax rate.