Form 20-F
period 2015-03-31
SONY CORP
filed 2015-06-23
CIK 313838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

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

J. Justin Hill, Senior Vice President, Investor Relations

Sony Corporation of America

550 Madison Avenue

New York, NY 10022

Telephone: 212-833-6722

E-mail: ir.sony@am.sony.com

(Name, Telephone, E-mail and Address of Company Contact Person)

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

	Outstanding as of
	March 31, 2015	March 31, 2015
Title of Class	(Tokyo Time)	(New York Time)
Common Stock	1,168,741,937
American Depositary Shares		127,805,220

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

(xv)	Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorised access to Sony’s business information, potential business disruptions or financial losses; and

(xvi)	risks related to catastrophic disasters or similar events.

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

As of March 31, 2015, Sony Corporation had 1,240 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method with respect to its 98 affiliated companies.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

A.	Selected Financial Data

	Fiscal year ended March 31
	2011	2012	2013		2014	2015
	(Yen in millions, yen per share amounts)
Income statement data:
Sales and operating revenue	7,177,589	6,493,083	6,795,504		7,767,266	8,215,880
Equity in net income (loss) of affiliated companies	14,062	(121,697)	(6,948)		(7,374)	3,921
Operating income (loss)	196,725	(65,663)	226,503		26,495	68,548
Income (loss) before income taxes	201,809	(80,911)	242,084		25,741	39,729
Income taxes	424,215	316,753	140,398		94,582	88,733
Net income (loss) attributable to Sony Corporation’s stockholders	(261,261)	(455,038)	41,540		(128,369)	(125,980)
Data per share of Common Stock:
Net income (loss) attributable to Sony Corporation’s stockholders*
— Basic	(260.33)	(453.42)	41.32		(124.99)	(113.04)
— Diluted	(260.33)	(453.42)	38.79		(124.99)	(113.04)
Cash dividends declared Interim	12.50	12.50	12.50		12.50	—
	(14.84 cents )	(16.08 cents )	(15.18 cents	)	(12.12 cents )	—
Cash dividends declared Fiscal year-end	12.50	12.50	12.50		12.50	—
	(15.66 cents )	(15.70 cents )	(12.46 cents	)	(12.19 cents )	—
Depreciation and amortization**	367,584	366,270	376,735		376,695	354,624
Capital expenditures (additions to fixed assets)	314,676	414,647	302,153		261,034	251,048
Research and development costs	426,814	433,477	473,610		466,030	464,320
Balance sheet data:
Net working capital (deficit)	(294,166)	(775,019)	(668,556)		(578,728)	(547,689)
Long-term debt	812,235	762,226	938,428		916,648	712,087
Sony Corporation’s stockholders’ equity	2,540,586	2,023,822	2,192,262		2,258,137	2,317,077
Common stock	630,921	630,923	630,923		646,654	707,038
Total assets	12,914,573	13,299,691	14,211,033		15,333,720	15,834,331
Number of shares issued at fiscal year-end (thousands of shares of common stock)	1,004,637	1,004,638	1,011,950		1,044,708	1,169,773
Sony Corporation’s stockholders’ equity per share of common stock	2,531.51	2,016.61	2,168.62		2,163.63	1,982.54

* Refer to Note 22 of the consolidated financial statements.

** Depreciation and amortization includes amortization expenses for intangible assets and deferred insurance acquisition costs.

	Average*	High	Low	Period-end
	(Yen)
Yen exchange rates per U.S. dollar:
Fiscal year ended March 31
2011	85.71	94.68	78.74	82.76
2012	79.00	85.26	75.72	82.41
2013	82.96	96.16	77.41	94.16
2014	100.15	105.25	92.96	102.98
2015	109.75	121.50	101.26	119.96
2015
January	—	120.20	116.78	117.44
February	—	120.38	117.33	119.72
March	—	121.50	119.01	119.96
April	—	120.36	118.80	119.86
May	—	124.18	119.09	123.98
June (through June 12)	—	125.58	122.72	123.23

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 12, 2015 was 123.23 yen = 1 U.S. dollar.

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

Sony must overcome increasingly intense competition, especially in its electronics businesses.

Sony’s electronics businesses compete against competitors, including new entrants, on the basis of various factors including price and function. Even for those products where Sony has a strong competitive advantage, such as image sensors, it is possible that its competitors’ technological capabilities will catch up with Sony’s, and Sony will be unable to maintain its advantageous market position. In its consumer electronics businesses, in order to produce products that appeal to changing and increasingly diverse consumer preferences or to overcome the fact that a relatively high percentage of consumers already possess products similar to those that Sony offers, Sony must develop superior technology, anticipate consumer tastes and rapidly develop attractive and differentiated products with competitive selling prices and features. Sony faces increasingly intense pricing pressure from competitors, retailer consolidation, and shorter product cycles in a variety of consumer product categories. Sony’s operating results depend on Sony’s ability to continue to efficiently develop and offer products at competitive prices, through multiple sales channels, that meet changing and increasingly diverse consumer preferences. If Sony is unable to maintain its advantageous market position in the fields in which it has a technological or other competitive advantage, if Sony is unable to effectively anticipate and counter the ongoing price erosion that frequently affects its consumer products, if there is a change in existing business models or consumer preferences, or if the average selling prices of its consumer products decrease faster than Sony is able to reduce its manufacturing costs, Sony’s operating results and financial condition may be adversely impacted.

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

Markets for products and services where Sony has a competitive strength might contract as a result of a shift in consumer demand toward technologically innovative products and services. For example, improvements in component technologies, such as image sensors, processors and memory, and mobile operating systems, the development and expansion of broadband communication infrastructure and network and cloud-based services, and the evolution of downloadable applications and social media have led to a shift in demand to smartphones from products that consumers had previously purchased separately, such as portable music players, home-use video cameras, compact digital cameras and portable game hardware, and to tablets from PCs and portable game hardware. As a result of this shift in demand, as well as other factors, Sony sold its PC business in July 2014. In the future, there is no assurance that current strong demand for products such as smartphones, and the image sensors within, will continue, as customer preferences may shift, or new, competing technologies may be introduced. Under these circumstances, Sony must respond to changing consumer demands with appealing new products and services as well as continue to improve the value of its existing products and services. If Sony is unable to offer such products and services, Sony’s operating results and financial condition may be adversely impacted.

Sony is subject to competition from firms that may be more specialized or have greater resources.

Sony has several business segments in different industries with many product and service categories, which cause it to face a broad range of existing and new competitors ranging from large multinational companies to highly specialized entities that focus on only a few businesses. In addition, outsourced manufacturing services partners may enter and compete with Sony in markets in which they currently supply products to Sony. Furthermore, current and future competitors may have greater financial, technical, labor and marketing resources available to them than those available to the businesses of Sony, and Sony may not be able to fund or invest in certain areas of its businesses to the same degree as its competitors or match competitor pricing. In addition, the businesses within Sony’s Financial Services segment may not be able to compete effectively, especially against competitors with superior financial, marketing and other relevant resources. A failure to efficiently anticipate and respond to these established and new competitors may adversely impact Sony’s operating results.

Sony’s investments in research and development may not yield the expected results.

Sony’s businesses operate in intensely competitive markets characterized by changing consumer preferences and rapid technological innovation. Due to advanced technological innovation and the relative ease of technology imitation, new products and services tend to become standardized more rapidly, leading to more intense competition and ongoing price erosion. In order to strengthen the competitiveness of its products in this environment, Sony continues to invest heavily in research and development (“R&D”), particularly in growth areas such as image sensors and the Game & Network Services (“G&NS”) segment, and intends to limit its expenses in markets it deems mature or with limited growth potential. However, Sony may not be successful in identifying growth potential and evaluating major market trends, its investments may not yield the innovation or the results expected quickly enough, or competitors may lead Sony in technological innovation. This may hinder Sony’s ability to commercialize, in a timely manner, new and competitive products and services that meet the needs of the market, which consequently may adversely impact Sony’s operating results as well as its reputation.

Sony’s business restructuring and transformation efforts are costly and may not attain their objectives.

Sony is implementing restructuring initiatives that focus on profitability, business autonomy, shareholder value and a clearly defined positioning of each business within the overall business portfolio. Restructuring charges in the amount of 77.5 billion yen, 80.6 billion yen and 98.0 billion yen were recorded in the fiscal years ended March 31, 2013, 2014 and 2015, respectively. While Sony anticipates recording approximately 35 billion yen of restructuring charges in the fiscal year ending March 31, 2016, significant additional or future restructuring charges may be recorded due to reasons such as the impact of economic downturns or exiting from unprofitable businesses, including the potential sale of certain businesses. Restructuring charges are recorded primarily in cost of sales, selling, general and administrative (“SGA”) expenses and other operating (income) expense, net and thus adversely affect Sony’s operating income (loss) and net income (loss) attributable to Sony’s stockholders (Refer to Note 19 of the consolidated financial statements). Sony continues to rationalize its manufacturing operations, shift and consolidate manufacturing to lower-cost countries, and utilize outsourced manufacturing. In addition, Sony is focused on reducing SGA expenses across the group, including outsourcing its support functions and information processing operations to external partners and implementing business process optimization across functions including sales and marketing, manufacturing, logistics, procurement, quality and R&D.

Due to internal or external factors, efficiencies and cost savings from the above-mentioned and other restructuring and transformation initiatives may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to market conditions worsening beyond expectations. Such possible internal factors may include, for example, changes in restructuring and transformation plans, an inability to implement the initiatives effectively with available resources, an inability to coordinate effectively across different business groups, delays in implementing the new business processes or strategies, or an inability to effectively manage and monitor the post-transformation performance of the operation. Possible external factors may include, for example, increased or unanticipated burdens from local legal or regulatory restrictions, including labor regulations and labor union agreements, or from customary Japanese labor practices, that may prevent Sony from executing its restructuring initiatives as planned. The inability to fully and successfully implement restructuring and transformation programs may adversely affect Sony’s operating results and financial condition. Additionally, operating cash flows may be reduced as a result of payments for restructuring charges.

Sony’s acquisitions, joint ventures and investments may not be successful.

Sony actively engages in acquisitions, joint ventures and other strategic investments in order to acquire new technologies, efficiently develop new businesses, and enhance its business competitiveness. Furthermore, Sony has previously engaged in joint ventures with third parties in order to reduce its capital investment, reduce operating costs and share risk with its joint venture partners, and may do so again in the future. Moreover, Sony may sell its equity interest in a joint venture or buy out the joint venture partner’s equity due to the achievement of its original objectives or other reasons. For example, in February 2012, Sony acquired Telefonaktiebolaget LM Ericsson’s 50 percent equity interest in Sony Ericsson Mobile Communications AB, a joint venture that manufactures and sells mobile handsets, and made the company a wholly-owned subsidiary of Sony.

Sony may incur significant expenses to acquire and integrate businesses. Additionally, Sony may not achieve strategic objectives, planned revenue improvements and cost savings, and may not retain key personnel of the acquired businesses. Sony’s operating results may also be adversely affected by the assumption of liabilities related to any acquired businesses.

Sony currently has investments in several joint ventures and strategic partnerships, and may engage in new investments in the future. If Sony and its partners are unable to reach their common financial objectives successfully due to changes in the competitive environment, strategic or cultural differences, failure to achieve synergies or other reasons, Sony’s operating results may be adversely affected. Sony’s operating results may also be adversely affected in the short- and medium-term during a partnership, even if Sony and its partners remain on course to achieve their common financial objectives. In addition, by participating in joint ventures or other strategic investments, Sony may encounter conflicts of interest, may not maintain sufficient control over these relationships, including over cash flow, and may be faced with an increased risk of the loss of proprietary technology or know-how. Sony’s reputation may be harmed by the actions or activities of a joint venture that uses the Sony brand. Sony may also be required to provide additional funding or debt guarantees to a joint venture, or to buy-out a joint venture partner, sell its share or dissolve a joint venture, whether as a result of financial performance, or otherwise. Moreover, if the value of any of Sony’s investments in an affiliate accounted for under the equity method declines below the carrying value of Sony’s investment, and such decrease is judged to be other than temporary, Sony will be required to record an impairment loss, and the loss may increase if Sony is unable to dispose of such investments due to contractual or other reasons.

Sony may not be able to recoup the capital expenditures or investments it makes to increase production capacity.

Sony continues to invest in production facilities and equipment in its electronics businesses, including image sensor fabrication facilities to meet the increasing demand for image sensors, particularly for use in smartphones. For example, in March 2014, Sony acquired semiconductor fabrication equipment and certain related assets for 7.5 billion yen from Renesas Electronic Corporation, and established Sony Semiconductor Corporation Yamagata Technology Center. Sony invested approximately 44 billion yen of capital in the fiscal year ended March 31, 2015 and will invest approximately 210 billion yen of capital in the fiscal year ending March 31, 2016, in order to increase image sensor production capacity. However, if unforeseen market changes and corresponding declines in demand result in a mismatch between sales volume and anticipated production volumes, or if unit sales prices decline due to market oversupply, Sony may not be able to recover its capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. In particular, with respect to image sensors, much of Sony’s sales depends on smartphones, and it is possible that Sony will not be able to achieve its expected sales volume, based on factors such as consumer demand and the competitive environment in the smartphone market, or the business decisions, operating results, or financial condition of Sony’s major customers. As a result of these factors, the carrying value of the related assets may be subject to an impairment charge, which may adversely affect Sony’s profitability.

Sony’s sales and profitability may be affected by the operating performance of wholesalers, retailers and other resellers.

Sony is dependent on wholesalers, retailers and other resellers to distribute its products, many of whom also distribute competitors’ products. For example, Sony Mobile Communications Inc. is dependent on cellular network carriers’ distribution channels for distribution of its smartphone products in many countries. The operating results and financial condition of many wholesalers, retailers and other resellers have been adversely impacted by competition from online retailers and weak economic conditions.

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

Sony’s operating results and financial condition may be adversely affected if the financial condition of these wholesalers, retailers, and other resellers weakens, if they stop distributing Sony’s products, or if uncertainty regarding demand for Sony’s products or other factors cause them to reduce their ordering, marketing, subsidies, and distribution of Sony’s products.

Increased reliance on external business partners may increase financial, brand image, reputational and other risks to Sony.

With the increasing necessity of pursuing quick business development and high operating efficiency with limited managerial resources, Sony increasingly relies on third-party suppliers and business partners for parts and components, software and network services. Sony also relies on other business partners to provide software technologies, such as the Android OS for mobile products and televisions, and services. As a result of this reliance on third-party suppliers and business partners, Sony’s products or services may be affected by quality issues caused by the failure of third-party parts and components, software, or network services. In addition, reliance on third-party software technologies may make it increasingly difficult for Sony to differentiate its products from competitors’ products. Moreover, third-party parts and components, software and network services used in Sony products or services may be subject to copyright or patent infringement claims. Particularly in Sony’s electronics businesses, the uncertain economic environment surrounding Sony is compounded by continued, intense pricing pressure from competitors, shrinking markets for certain key products and shorter product cycles. In this environment, third-party business partners may also discontinue support or otherwise change business terms for Sony’s products and services, or prioritize the products and services of Sony’s competitors or customers outside the electronics industry. Such issues resulting from reliance on third-party suppliers and business partners for parts and components, software, and network services may adversely affect Sony’s operating results, brand image or reputation. Sony also utilizes outsourced manufacturing services for product and component supply in its consumer electronics businesses. If Sony cannot adequately manage these outsourcing relationships, or if natural disasters, cyber-attacks or other events affect Sony’s business partners, Sony’s production operations may be adversely affected. Sony may not be able to achieve target volume or quality levels, and may face a risk of the loss of proprietary technology or know-how. Sony also consigns activities, including certain procurement, logistics, sales, data processing, human resources, accounting, and other services, to external business partners. Sony’s operations may be affected if the external business partners do not comply with applicable laws or regulations, or if they infringe third-party intellectual property rights, or if they are subject to business or service interruption caused by accidents, natural disasters, cyber-attacks or bankruptcies. Furthermore, a breach of a business partner’s information security may result in unauthorized access to Sony’s business information, including proprietary information, intellectual property, employee information and data related to Sony’s customers, suppliers and other business partners.

Sony must efficiently manage its procurement of parts and components, the market conditions for which are volatile, and control its inventory of products, parts, and components, the demand for which is volatile.

In Sony’s electronics businesses, Sony uses a large volume of parts and components, such as semiconductors including chipsets for mobile products, and LCD panels, for its products. Fluctuations in the availability and pricing of parts and components can adversely affect Sony’s operating results. For instance, shortages of parts or components or fluctuations in the prices of raw materials may result in sharply higher prices and an increase in the cost of goods sold. Also, shortages or delayed shipments of critical parts or components, particularly where Sony is substantially reliant on one supplier, where there is limited production capacity for custom components, or where there are initial manufacturing capacity constraints for products or components which use new technologies, may result in a reduction or suspension of production at Sony’s or its business partners’ manufacturing sites.

Sony places orders for parts and components in line with production and inventory plans determined in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict. Inaccurate forecasts of consumer demand or inadequate management can lead to a shortage or excess of inventory, which can disrupt production plans and result in lost sales opportunities or inventory adjustments. Sony writes down the value of its inventory when the underlying parts, components or products have become obsolete, when inventory levels exceed the amount expected to be used, or when the value of the inventory is otherwise recorded at a value higher than net realizable value. In the past, for example, Sony has experienced a shortage of certain chipsets, semiconductors and LCD panels, which resulted in Sony’s inability to meet consumer demand for its products, as well as a surplus in certain semiconductors and LCD panels that resulted in inventory write-downs when the prices of these parts and components fell. Also, in the fiscal year ended March 31, 2014, Sony recorded a 17.4 billion yen write-down of excess components in inventory, as well as 8.0 billion yen of expenses to compensate suppliers for unused components, as a result of the termination of future manufacturing following Sony’s announcement to exit from the PC business. In the fiscal year ended March 31, 2015, Sony recorded an 11.2 billion yen write-down of PlayStation®Vita (“PS Vita”) and PlayStation TV (“PS TV”) components because the latest forecast of PS TV unit sales did not reach Sony’s original forecast. Additionally, Sony has experienced shortages of certain parts and components as a result of the damage to its suppliers caused by natural disasters, and may experience such shortages due to similar circumstances again in the future. Such lost sales opportunities, inventory adjustments, or shortages of parts and components have had and may have an adverse impact on Sony’s operating results and financial condition.

Sony’s sales and profitability are sensitive to economic, employment and other trends in Sony’s major markets.

Sony’s sales and profitability are sensitive to economic, employment and other trends in each of the major markets in which Sony operates. These markets may be subject to significant economic downturns, having an adverse impact on Sony’s operating results and financial condition. In the fiscal year ended March 31, 2015, 27.2 percent, 23.5 percent and 18.6 percent of Sony’s sales were attributable to Japan, Europe and the U.S., respectively.

Sony’s operating results depend on the demand from consumers and commercial customers and the performance of retailers, wholesalers and other resellers. An actual or expected deterioration of economic conditions in any of Sony’s major markets may depress consumer confidence and spending, resulting in an actual decline in consumption. Commercial customers and other business partners may experience deterioration in their own businesses mainly due to cash flow shortages, difficulty in obtaining financing and reduced end-user demand, resulting in reduced demand for Sony’s products and services. Commercial customers’ difficulty in fulfilling their obligations to Sony may also have an adverse impact on Sony’s operating results and cash flows. Sony’s suppliers are also susceptible to similar conditions that may impact their ability to fulfill their contractual obligations and may adversely impact Sony’s operating results if products and services cannot be obtained at competitive prices.

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

Sony’s operating results and financial condition are sensitive to foreign exchange rate fluctuations because many of Sony’s products are sold in countries other than the ones in which they were developed and/or manufactured. For example, within Sony’s electronics businesses, research and development and headquarters’ overhead costs are incurred mainly in yen, and manufacturing costs, including material costs, costs of procurement of parts and components, and costs of outsourced manufacturing services, are incurred mainly in the U.S. dollar and yen. Sales are dispersed and recorded in Japanese yen, the U.S. dollar, euro, Chinese renminbi, and local currencies of other areas, including emerging markets. Consequently, foreign exchange rate fluctuations have had and may have an adverse impact on Sony’s operating results, especially when the yen or the euro weaken significantly against the U.S. dollar (as under current circumstances), or when the yen strengthens significantly against the euro. Sony’s operating results may also be adversely impacted by foreign exchange rate fluctuations since Sony’s consolidated statements of income are prepared by translating the local currency denominated operating results of its subsidiaries around the world into yen. Furthermore, as Sony’s businesses have expanded in China and other areas, including emerging markets, the impact of fluctuations of foreign currency exchange rates in these areas against the U.S. dollar and yen has increased. Mid- to long-term changes in exchange rate levels may interfere with Sony’s global allocation of resources and hinder Sony’s ability to engage in research and development, procurement, production, logistics, and sales activities in a manner that is profitable after the effect of such exchange rate changes.

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

Recently, Sony’s credit ratings were adversely impacted by unfavorable operating results and a decline in its financial condition. Future unfavorable operating results and a decline in its financial condition may lead to further downgrades. Any such downgrades may, in turn, result in an increase in Sony’s cost of funding and may have an adverse impact on Sony’s ability to access commercial paper or mid- to long-term debt markets on acceptable terms.

Additionally, global financial markets may experience significant levels of volatility and disruption, generally putting downward pressure on financial and other asset prices and impacting credit availability. Historically, Sony’s primary sources of funds are cash flows from operations, the issuance of commercial paper and other debt securities such as term debt as well as borrowings from banks and other institutional lenders. There can be no assurance that such sources will continue to be available at acceptable terms or be sufficient to meet Sony’s needs.

As a result, Sony may seek other sources of financing to fund operations, such as the draw-down of funds from contractually committed lines of credit from financial institutions or the sale of assets, in order to repay commercial paper and mid- to long-term debt as they become due, and to meet other operational and liquidity needs. However, such funding sources may also not be available at acceptable terms or be sufficient to meet Sony’s requirements. This, in turn, could have an adverse impact on Sony’s operating results, financial condition and liquidity.

Sony is subject to the risks of operations in different countries.

Sony’s operations are conducted in many countries around the world, and these international operations can create challenges. For example, in Sony’s electronics businesses, production and procurement of products, parts and components in China and other Asian countries increase the time necessary to supply products to other markets worldwide, which can make it more difficult to meet changing customer demand. Further, in certain countries, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as armed conflicts, deterioration in foreign relations, domestic cultural and religious conflicts, non-compliance with expected business conduct, local regulations, trade policies and taxation laws and a lack of adequate infrastructure. Moreover, changes in local regulations, trade policies and taxation laws, such as local content regulations, business or investment permit approval requirements, foreign exchange controls, import or export controls, or the nationalization of assets or restrictions on the repatriation of income from foreign operations and investments in major markets and regions may affect Sony’s operating results. For example, a labor dispute or a change in labor regulations or policies may significantly change local labor environments. Such a condition in China or another country in which Sony or a partner manufactures could cause interruptions in production and shipping of Sony’s products and parts, a sharp rise in local labor costs, or a shortage of well-trained employees, which may adversely affect Sony’s operating results. If international or domestic political and military instability disrupts Sony’s business operations or those of its business partners, or depresses consumer confidence, Sony’s operating results and financial condition may be adversely affected. In addition, the time required to recover from disruptions, whether caused by these factors or other causes, such as natural disasters or pandemics, may be greater in certain countries. Moreover, as emerging markets are becoming increasingly important to its operations, Sony becomes more susceptible to the above-mentioned risks, which may have an adverse impact on its operating results and financial condition.

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

Sony’s G&NS segment offers a relatively small range of hardware, including PlayStation 4, PlayStation®3 and PS Vita, and a significant portion of overall demand for these and other products is weighted towards the year-end holiday season. Sony’s other consumer products are also dependent upon demand during the year-end holiday season. As a result, changes in the competitive environment, changes in market conditions, delays in the release of consumer products, including highly anticipated game software titles, and insufficient supply of hardware during the year-end holiday season can adversely impact Sony’s operating results.

The sales and profitability of Sony’s G&NS segment, including network services, depend on the penetration of its gaming platforms, which is sensitive to software line-ups, including software produced by Sony or third-party developers and publishers.

In Sony’s G&NS segment, the penetration of gaming platforms is a significant factor driving sales and profitability, which is affected by the ability to provide customers with attractive software line-ups, including software produced by Sony or third-party game software developers and publishers, and with online services, including network and cloud-based gaming and digital content delivery. There is no assurance that third-party game software developers and publishers will continue to develop and release software regularly or at all. Discontinuance or delay of software development or delays in the delivery of new online services may adversely affect Sony’s operating results.

Sony’s content businesses, including the Pictures, Music and G&NS segments, and other businesses, are subject to digital theft and illegal downloading.

Digital technology, the availability of digital media, and global Internet penetration have created risks with respect to Sony’s ability to protect copyrighted content, including pre-release content, of the Pictures, Music and G&NS segments and other businesses from digital theft and counterfeiting. In particular, software and technologies that enable the duplication, transfer or downloading of digital media files from the Internet and other sources without authorization from the owners of the rights to such content have adversely impacted and continue to threaten the conventional copyright-based business model by making it easier to create, transmit, and redistribute high quality, unauthorized digital media files. The availability of unauthorized content significantly contributes to a decrease in legitimate product sales and puts pressure on the price of legitimate products, which may adversely affect Sony’s operating results. Sony has incurred and will continue to incur expenses to help protect its intellectual property, to develop new services for the authorized digital distribution of motion pictures, television programming, music, and games, and to combat unauthorized digital distribution of its copyrighted content. These initiatives will increase Sony’s near-term expenses and may not achieve their intended result.

Operating results for Sony’s Pictures and Music segments vary according to worldwide consumer acceptance and the availability of competing products and entertainment alternatives.

Operating results for the Pictures and Music segments can fluctuate depending upon worldwide consumer acceptance of their products, which is difficult to predict. Moreover, the Pictures segment must invest substantial amounts in motion picture and television productions and broadcast programming before learning the extent to which these products will earn consumer acceptance. Similarly, the Music segment must make significant upfront investments in artists before being able to determine how those artists and their recordings will be received by consumers. Further, the commercial success of Sony’s Pictures and Music segments’ products may be impacted by other competing products released at or near the same time, and alternative forms of entertainment and leisure activities available to consumers. Underperformance of a motion picture or television production, especially an “event” or “tent-pole” film, may have an adverse effect on the Pictures segment’s operating results in the year of release or exhibition, and in future years given the high correlation between a product’s level of success from its initial release or exhibition and subsequent revenue from other distribution markets, such as home entertainment and television. Similarly, the underperformance of a recorded music release may have an adverse effect on the Music segment’s operating results in the fiscal year of release.

Increases in the costs of producing, acquiring, or marketing entertainment content may adversely affect operating results in Sony’s Music and Pictures segments.

The success of Sony’s Music segment is highly dependent on finding and establishing artists, songwriters and music publishing catalogs that appeal to customers over the long term. If the Music segment is unable to find and establish new talented artists and songwriters, its operating results may be adversely affected. Competition to identify, sign and retain such talent is intense as is the competition to sell their music. In the Pictures segment, high demand for top talent continues to contribute to increases in the cost of producing motion pictures and television programming. Competition to acquire motion pictures and television programming is intense and could result in increased acquisition-related spending. Overall increases in production and acquisition costs of the Pictures segment’s products, as well as increases in the costs to market these products, may adversely impact the segment’s operating results.

The continuing decline in physical media sales of audio and video content and the adoption of new technologies by consumers may adversely affect operating results in Sony’s Music and Pictures segments.

Industry-wide trends such as the general maturation of physical media formats, including CD, DVD and Blu-ray Disc™ formats, the shift to digital distribution of audio and video content, and increased competition for retailer shelf space have contributed to and may continue to contribute to an industry-wide decline in the worldwide sales of physical media formats. In addition, rapid changes in technology and the adoption of new technology by consumers have impacted the timing and manner in which consumers acquire and view entertainment products. While alternative models for selling entertainment content have emerged, such as digital downloads and subscription streaming services, these revenue streams may not be sufficient to offset the decline in physical media sales that has affected and may continue to affect the operating results of Sony’s Music and Pictures segments and disc manufacturing business. Furthermore, the music industry has very recently seen a year-over-year decline in digital download sales, the largest digital revenue stream. Should this decline accelerate, or if streaming services cannot attract sufficient subscribers to offset this decline, the operating results of Sony’s Music segment could be negatively impacted.

Operating results of Sony’s Pictures segment may be adversely affected by changes in advertising markets or by the failure to renew, or renewal on less favorable terms of, television carriage contracts (broadcasting agreements).

The strength of the advertising market can fluctuate in response to the economic prospects of specific advertisers or industries, advertisers’ current spending priorities and the economy in general, and this may adversely affect the Pictures segment’s television revenues. The Pictures segment’s television operations, including its worldwide television networks, derive substantial revenues from the sale of advertising on a variety of platforms. A decline in overall spending within the advertising market may have a direct adverse effect on the Pictures segment’s Media Networks’ revenues. The Pictures segment also recognizes sales from the licensing of its motion picture and television content, to U.S. and international television network customers. A decline in the advertising market may also adversely affect third-party television networks’ ability to generate advertising and subscription revenues, which may result in lower license fees paid by these networks for Sony’s content.

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

Sony’s Financial Services segment operates in industries subject to comprehensive regulation and supervision, including the Japanese insurance and banking industries. Future developments or changes in laws, regulations, or policies and their effects are unpredictable and may lead to increased compliance costs or limitations on operations in the Financial Services segment. Due to Sony’s common branding strategy, compliance failures in any of its businesses within the Financial Services segment may have an adverse impact on the overall business reputation of the Financial Services segment. Furthermore, additional compliance costs may adversely affect the operating results of the Financial Services segment. In addition, Sony Corporation’s ability to receive funds from its affiliate Sony Financial Holdings in the form of financial support or loans is restricted by guidelines issued by regulatory agencies in Japan. If these regulations change, it may further reduce Sony Corporation’s ability to receive funds for its use.

Declines in the value of equity securities may have an adverse impact on Sony’s operating results and financial condition, particularly in Sony’s Financial Services segment.

In the Financial Services segment, Sony Life Insurance Co., Ltd. (“Sony Life”) holds equity securities and hybrid bond securities that are affected by changes in the value of equity market indices. Declines in equity prices may result in impairment losses and losses on the sales of the equity securities held by Sony Life. In addition, reductions in gains or increases in losses on the sales of equity securities, as well as reductions in unrealized gains or increases in unrealized losses in respect of such hybrid bond securities may adversely affect the operating results and financial condition of Sony’s Financial Services segment. Declines in the yield of Sony Life’s separate account assets may result in additional policy reserves being recorded and the accelerated amortization of deferred acquisition costs, since U.S. GAAP requires the review of actuarial assumptions used for the valuation of policy reserves concerning minimum death guarantees for variable life insurance and the amortization of deferred acquisition costs. Additional policy reserves and accelerated amortization of deferred acquisition costs may have an adverse impact on Sony’s operating results.

For equity securities held by Sony outside of the Financial Services segment, a decrease in fair value could result in a non-cash impairment charge. Any such charge may adversely affect Sony’s operating results and financial condition.

Changes in interest rates may adversely affect the operating results and financial condition of Sony’s Financial Services segment.

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

In the Financial Services segment, generating stable investment income is important to its operations, and the Financial Services segment’s investments are concentrated in long-term Japanese national government bonds, although it also has investments in a variety of asset classes, including shorter-term Japanese national government bonds, Japanese local government and corporate bonds, foreign government and corporate bonds, Japanese stocks, loans and real estate. In addition to risks related to changes in interest rates and the value of equity securities, the Financial Services segment’s investment portfolio is exposed to a variety of other risks, including foreign exchange risk, credit risk and real estate investment risk, any or all of which may have an adverse effect on the operating results and financial condition of the Financial Services segment. For example, mortgage loans account for 90.5 percent of the total loan balance, or 51.8 percent of the total assets of Sony Bank Inc. (“Sony Bank”), as of March 31, 2015. An increase in non-performing loans or a decline in the prices of real estate, the collateral for these mortgage loans provided by Sony Bank, may have an adverse effect on the creditworthiness of Sony Bank’s loan portfolio and increase credit-related costs for Sony Bank.

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

Sony’s headquarters and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the risk of earthquakes is relatively high compared to other parts of the world. A major earthquake in Japan, especially in Tokyo where Sony headquarters are located, the Tokai area where certain product manufacturing sites are located, or the Kyushu and Tohoku areas, where Sony’s semiconductor manufacturing sites are located, could cause greater damage to Sony’s business operations than the Great East Japan Earthquake in March 2011, including damage to buildings, machinery, equipment and inventories and interruption to production at manufacturing facilities. In addition, offices and facilities used by Sony, its service providers and business partners, including those used for network, telecommunications and information systems infrastructure, research and development, material procurement, manufacturing, motion picture and television production, logistics, sales, and online and other services are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of unexpected catastrophic events such as natural disasters, pandemic diseases, terrorist attacks, cyber-attacks, large-scale power outages and large-scale fires. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it may disrupt Sony’s operations, delay design, development or production, interrupt shipments and postpone the recording of sales, and result in large expenses to repair or replace these facilities or offices. In addition, if Sony’s suppliers are damaged by such catastrophic events, Sony may be exposed to supply shortages of raw materials, parts or components, which may result in a reduction or suspension of production, interruption of shipment and delays in product launches. Sony may also be exposed to price increases for raw materials, parts and components, and lower demand from commercial customers. These situations may have an adverse impact on Sony’s operating results and financial condition.

Moreover, as computer systems, networks and online services have become increasingly important to Sony’s operating activities, the impact that computer system, network and online service shutdowns may have on Sony’s operating activities has increased. Shutdowns may be caused by events similar to those described above or other unforeseen events, such as software or hardware defects. For example, in the fiscal year ended March 31, 2015, Sony’s Pictures segment experienced a serious disruption of its network and IT infrastructure as a result of a cyber-attack. As a result, the Pictures segment, and therefore Sony, was unable to close its financial statements for the third quarter of the fiscal year ended March 31, 2015 within the customary timeframe for reporting consolidated quarterly results.

Similar events may result in the disruption of Sony’s major business operations, delays in financial reporting, design, development, production, shipments and recognition of sales, and large expenditures necessary to enhance, repair or replace such facilities and network and information systems. Furthermore, Sony’s insurance may be insufficient to cover the resulting expenditures and losses. Sony also may be unable to obtain sufficient insurance in the future, or insurance premiums may increase. These situations may have an adverse impact on Sony’s operating results and financial condition.

Sony’s brand image, reputation and business may be harmed and Sony may be subject to legal and regulatory claims if there is loss, destruction, disclosure, misappropriation or alteration of or unauthorized access to data owned or maintained by Sony, including on Sony networks or those of third-party service providers and business partners, or if there is any other breach of Sony’s information security, regardless of where or in what form information is stored.

As a critical element of its operations, Sony, its third-party service providers and other business partners make extensive use of information technology, including computer systems, networks and online services to receive, store, process and transmit information, including Sony’s business information, which includes but is not limited to proprietary information, intellectual property, and employee information, and data related to customers, suppliers, and other business partners. The security of information received, maintained, processed or transmitted by Sony’s or a third party’s information technology systems may be compromised by a malicious third party, or a man-made or natural event, or impacted by intentional or inadvertent actions or inactions by Sony employees, a third-party service provider or other business partner. As cyber-attacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, there can be no guarantee that Sony’s actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction, alteration, or exfiltration of data, or to limit the negative impact from such attacks, can provide absolute security against compromise. As a result, Sony’s business information, including proprietary information, intellectual property, and employee information, and data related to customers, suppliers, and other business partners, may be lost, destroyed, disclosed, misappropriated, altered, or accessed without consent, and Sony’s information technology systems, or those of its service providers or other business partners, may be disrupted. Malicious third parties may also use unauthorized access to Sony’s networks as a platform to access the networks and thereby the information of Sony’s third-party business partners without Sony’s knowledge. Sony has previously been the subject of sophisticated and targeted attacks. For example, in the fiscal year ended March 31, 2015, Sony’s Pictures segment was subject to a cyber-attack that resulted in unauthorized access to, and theft and disclosure of Sony business information, including employee information and other information, and the destruction of data. In addition, Sony’s network services, online game businesses and websites of certain subsidiaries have been subject to cyber-attacks by groups and individuals with a range of motives and expertise, resulting, in some instances, in unauthorized access to, the potential or actual theft of, and/or disclosure of customer information.

In addition, even if such data is not stored on a network, and regardless of where or in what form such data is stored, Sony’s business information and other data owned or maintained by or on behalf of Sony may be compromised by malicious third parties, or man-made or natural events, or impacted by intentional or inadvertent actions or inactions of Sony employees, or those of a third-party service provider, through loss, destruction, disclosure, misappropriation, alteration or unauthorized access to such data.

Further, the confidentiality, integrity and availability of products and services, including networked products and online services, provided by Sony or its service providers or business partners may be compromised by malicious third parties or man-made or natural events, or impacted by intentional or inadvertent actions or inactions by Sony employees, or those of a third-party service provider or business partner. For example, Sony’s online services and websites have been subjected to denial-of-service and other attacks by technically sophisticated and well-resourced third parties and others.

Any loss, destruction, disclosure, misappropriation or alteration of or unauthorized access to data owned or maintained by or on behalf of Sony, or other breach of Sony’s information security, whether or not the result of a cyber-attack, including disruption to its products and services, can result in significant remediation costs, including repairing system damage, engaging third-party experts, deploying additional personnel, training employees, and compensation or incentives offered to third parties whose data has been compromised. In addition, a disruption to Sony’s networks and online services may seriously disrupt the businesses that rely on these networks and online services for their operations, resulting in lost revenues, damage to relationships with business partners and other third parties, and the failure to retain or attract customers. Breaches of information security, whether or not involving a cyber-attack, may lead to lost revenues resulting from a loss in competitive advantage due to the unauthorized disclosure, alteration, destruction or use of proprietary information, including intellectual property, the failure to retain or attract customers, the disruption of critical business processes or information technology systems, and the diversion of management’s attention and resources. Moreover, such disruptions and breaches may result in adverse media coverage, which may harm Sony’s brand image and reputation. Sony may also be subject to legal claims or legal proceedings, including regulatory investigations and actions, and the attendant legal fees, as well as potential settlements, judgments and fines. Sony’s cyber insurance may not cover all expenses and losses and, accordingly, cyber-attacks may have an adverse impact on Sony’s operating results and financial condition. Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cyber-attacks may result in significant future prevention, detection, response and management costs, or other costs, including the deployment of additional cyber-security technologies, engaging third-party experts, deploying additional personnel, and training employees. Such expenses may also have an adverse impact on Sony’s operating results and financial condition.

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

Deferred tax assets are evaluated on a jurisdiction by jurisdiction basis. In certain jurisdictions, Sony has established valuation allowances against deferred tax assets, including net operating loss carryforwards, where it has concluded that the deferred tax assets are not more likely than not to be realized. As of March 31, 2015, Sony had valuation allowances principally in the following jurisdictions: (1) Sony Corporation and its national filing group in Japan, as well as for local taxes in a number of Japanese subsidiaries; (2) Sony Americas Holding Inc. and its consolidated tax filing group in the U.S.; (3) Sony Mobile Communications AB in Sweden; and (4) Sony Europe Limited in the U.K. In jurisdictions where valuation allowances have been established, no tax benefit will be recorded against any continuing losses and as a result, net income (loss) attributable to Sony Corporation’s stockholders and Sony’s financial condition could be adversely affected. Additionally, deferred tax assets could expire unused or otherwise not be realizable if Sony is unable to implement tax planning strategies or generate sufficient taxable income in the appropriate jurisdiction in the future (from operations and/or tax planning strategies) to utilize them, or if Sony enters into transactions that limit its legal ability to use them. As a result, Sony may lose any associated cash tax reduction available in future periods. If it becomes more likely than not that any of Sony’s remaining deferred tax assets without valuation allowances will expire unused and are not available to offset future taxable income, or otherwise will not be realizable, Sony will have to recognize an additional valuation allowance, increasing income tax expense. Net income (loss) attributable to Sony Corporation’s stockholders and Sony’s financial condition could be adversely affected when the deferred tax assets expire unused or in periods in which an additional valuation allowance is recorded.

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

In some jurisdictions, the use of net operating loss carryforwards to reduce taxable income in a subsequent period is limited to a fixed percentage of taxable income. Thus, it is possible that even with significant net operating loss carryforwards, Sony could record and pay taxes in a jurisdiction where it has taxable income but still has significant net operating loss carryforwards available.

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

Sony has a significant amount of goodwill, intangible assets and other long-lived assets, including production facilities and equipment in its electronics businesses. A decline in financial performance, market capitalization or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges of these assets. Sony tests goodwill and intangible assets that are determined to have an indefinite life for impairment during the fourth quarter of each fiscal year and assesses whether factors or indicators, such as unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, have become apparent that would require an interim test. In addition, the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. For example, in the fiscal year ended March 31, 2014, Sony recorded impairment charges including a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segment, a 25.6 billion yen impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business in All Other, and a 12.8 billion yen impairment charge related to long-lived assets in the PC business in All Other. During the fiscal year ended March 31, 2015, Sony recorded a 176.0 billion yen impairment charge related to goodwill in the Mobile Communications segment. Any such charge may adversely affect Sony’s operating results and financial condition.

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

In July 1987, Sony Chemicals Corporation, a subsidiary of Sony Corporation, was listed on the Second Section of the TSE. The subsidiary changed its name to Sony Chemical & Information Device Corporation in July 2006, and changed its name again to Dexerials Corporation in October 2012.

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

In November 1993, Sony established Sony Computer Entertainment Inc. (“SCEI”) in Japan.

In January 2000, acquisition transactions by way of a share exchange were completed such that three subsidiaries which had been listed on the TSE — SMEJ, Sony Chemicals Corporation (currently Dexerials Corporation), and Sony Precision Technology Inc. (which was merged into Sony EMCS Corporation) — became wholly-owned subsidiaries of Sony Corporation. In September 2012, Sony Corporation completed the sale of certain of its chemical products businesses, including Sony Chemical & Information Device Corporation (currently Dexerials Corporation) to Development Bank of Japan Inc.

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

In June 2003, Sony Corporation adopted the “Company with Three Committees” corporate governance system in line with the revised Japanese Commercial Code then effective. (Refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees.”)

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

In December 2005, Sony Communication Network Corporation, a subsidiary of Sony Corporation, was listed on the Mother’s market of the TSE, and was later listed on the First Section of the TSE in January 2008. Sony Communication Network Corporation was renamed So-net Corporation (“So-net”) in July 2013. In January 2013, Sony Corporation acquired all of the common shares of So-net through a tender offer and subsequent share exchange and, as a result of the acquisition, So-net became a wholly-owned subsidiary of Sony Corporation.

In April 2013, Sony Olympus Medical Solutions Inc. (“SOMED”), a medical business venture between Sony Corporation and Olympus Corporation was established in Japan. Sony’s stake in SOMED is 51 percent.

In July 2014, Sony Corporation sold its PC business operated under the VAIO brand to Japan Industrial Partners, Inc. Sony Corporation’s registered office is located at 7-1, Konan 1-chome, Minato-ku, Tokyo 108-0075, Japan, telephone +81-3-6748-2111.

The agent in the U.S. for purposes of this Item 4 is Sony Corporation of America (“SCA”), 550 Madison Avenue, New York, NY 10022 (Attn: Office of the General Counsel).

Principal Capital Investments

In the fiscal years ended March 31, 2013, 2014 and 2015, Sony’s capital expenditures were 302.2 billion yen, 261.0 billion yen and 251.0 billion yen, respectively. Sony’s capital expenditures are expected to be approximately 510.0 billion yen during the fiscal year ending March 31, 2016. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects.” The funding requirements of such various capital expenditures are expected to be financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.

Sony invested approximately 70 billion yen in the semiconductor business during the fiscal year ended March 31, 2015. In the fiscal year ending March 2016, Sony expects to invest approximately 290 billion yen in Semiconductors. This investment includes approximately 210 billion yen for image sensor fabrication capacity. The goal of this investment is to increase total production capacity for image sensors to approximately 87,000 wafers per month by the end of September 2016. The majority of the remaining 80 billion yen of Semiconductor investment is expected to be used for production capacity for camera modules.

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

Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2015 to reflect modifications to its organizational structure as of April 1, 2014, primarily repositioning the operations of the previously reported Game and Mobile Products & Communications (“MP&C”) segments. In connection with this realignment, the previously reported operations of the network business which were included in All Other have been integrated with the previously reported Game segment and are now reported as the Game & Network Services (“G&NS”) segment. The previously reported Mobile Communications category, which was included in the MP&C segment, has been reclassified as the newly established Mobile Communications (“MC”) segment, while the other categories in the previously reported MP&C segment are now included in All Other. This includes the reclassification of the PC business into All Other. In addition, certain businesses previously included in the Devices segment have been integrated into All Other as a result of the changes in Sony’s organizational structure.

Products and Services

Mobile Communications (“MC”)

Sony Mobile undertakes product research, development, design, marketing, sales, production, distribution and customer services for mobile phones, tablets, accessories and applications.

Game & Network Services (“G&NS”)

SCEI develops, produces, markets and distributes PlayStation®4 (PS4™), PlayStation®3 (“PS3”), PlayStation®Vita (“PS Vita”) and PSP® (PlayStation®Portable) (“PSP”) hardware and related package software. Sony Computer Entertainment America LLC (“SCEA”) and Sony Computer Entertainment Europe Ltd. (“SCEE”) market and distribute PS4, PS3, PS Vita, and PSP hardware, and develop, produce, market and distribute related package software locally in the U.S. and Europe. SCEI, SCEA and SCEE enter into licenses with third-party software developers and publishers. In network services, Sony Network Entertainment Inc. (“SNEI”) markets and distributes game software and network services internationally via PlayStation® Network (“PSN”). Sony believes that the success of the network services business is determined by the computational power and reliability of secured systems, and the ability to create new experiences via network services, such as the availability of attractive game software titles and a variety of video and music content.

Imaging Products & Solutions (“IP&S”)

The following table sets forth Sony’s IP&S segment sales to external customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2013		2014		2015
	(Yen in millions)
Digital Imaging Products	481,609	(64.0)	442,723	(60.0)	432,594	(60.4)
Professional Solutions	253,813	(33.7)	277,417	(37.6)	271,903	(38.0)
Other	17,181	(2.3)	17,334	(2.4)	11,761	(1.6)

IP&S Total	752,603	(100.0)	737,474	(100.0)	716,258	(100.0)

Digital Imaging Products:

“Digital Imaging Products” includes compact digital cameras, interchangeable single-lens cameras and video cameras.

Professional Solutions:

“Professional Solutions” includes broadcast- and professional-use products.

Home Entertainment & Sound (“HE&S”)

The following table sets forth Sony’s HE&S segment sales to external customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2013		2014		2015
	(Yen in millions)
Televisions	581,475	(58.5)	754,308	(64.7)	835,068	(69.3)
Audio and Video	405,024	(40.8)	400,828	(34.4)	366,050	(30.4)
Other	7,323	(0.7)	10,871	(0.9)	3,804	(0.3)

HE&S Total	993,822	(100.0)	1,166,007	(100.0)	1,204,922	(100.0)

Televisions:

“Televisions” includes LCD televisions.

Audio and Video:

“Audio and Video” includes Blu-ray DiscTM players and recorders, home audio, headphones and memory-based portable audio devices.

Devices

The following table sets forth Sony’s Devices segment sales to external customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2013		2014		2015
	(Yen in millions)
Semiconductors	301,915	(54.1)	336,845	(64.7)	496,694	(65.6)
Components	245,713	(40.8)	243,751	(34.4)	253,020	(33.4)
Other	10,399	(1.9)	2,493	(0.9)	7,010	(0.9)

Devices Total	558,027	(100.0)	583,089	(100.0)	756,724	(100.0)

Semiconductors:

“Semiconductors” includes CMOS image sensors, CCDs, system LSIs, and other semiconductors.

Components:

“Components” includes batteries, audio/video/data recording media, storage media, optical pickups, and chemical products*. Sony transferred certain of its chemical products businesses, including Sony Chemical & Information Device Corporation to Development Bank of Japan Inc. on September 28, 2012.

* Chemical products include materials and components for electronic devices such as anisotropic conductive films.

Pictures

The following table sets forth Sony’s Pictures segment sales to external customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2013		2014		2015
	(Yen in millions)
Motion Pictures	446,254	(61.0)	422,255	(50.9)	434,253	(49.6)
Television Productions	159,794	(21.8)	247,568	(29.9)	252,456	(28.8)
Media Networks	126,079	(17.2)	158,845	(19.2)	189,605	(21.6)

Pictures Total	732,127	(100.0)	828,668	(100.0)	876,314	(100.0)

Motion Pictures:

“Motion Pictures” includes the production, acquisition and distribution of live-action and animated motion pictures and direct-to-video content. SPE’s motion picture production organizations include Columbia Pictures, Screen Gems, Sony Pictures Animation, Sony Pictures Classics and TriStar Pictures. SPE also operates Sony Pictures Imageworks, a visual effects and animation unit, and manages a studio facility, Sony Pictures Studios, which includes post production facilities.

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

Media Networks:

“Media Networks” includes the operation of television and digital networks worldwide. SPE’s television networks include Multi Screen Media Private Limited (“MSM”), which operates television networks in India and around the world, and a controlling interest in Game Show Network (“GSN”), which operates a U.S. based cable network and an online game business. Digital networks include Crackle, a multi-platform video entertainment network focusing on premium video content.

Music

The following table sets forth Sony’s Music segment sales to external customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2013		2014		2015
	(Yen in millions)
Recorded Music	307,788	(71.3)	347,684	(70.7)	383,350	(71.8)
Music Publishing	52,764	(12.2)	66,869	(13.6)	70,959	(13.3)
Visual Media and Platform	71,167	(16.5)	77,505	(15.7)	79,677	(14.9)

Music Total	431,719	(100.0)	492,058	(100.0)	533,986	(100.0)

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

Music Publishing:

“Music Publishing” includes the management and licensing of the words and music of songs. Sony/ATV Music Publishing LLC (“Sony/ATV”), is a U.S.-based music publishing business that owns and acquires rights to musical compositions, exploiting and marketing these compositions and receiving royalties or fees for their use.

Visual Media and Platform:

“Visual Media and Platform” includes various service offerings for music and visual products and the production and distribution of animation titles. This business is operated primarily by SMEJ.

Financial Services

In the Financial Services segment, on April 1, 2004, Sony established a wholly-owned subsidiary, SFH, a holding company for Sony Life, Sony Assurance and Sony Bank, with the aim of integrating various financial services including insurance and savings and loans, and offering individual customers high value-added products and high-quality services. On October 11, 2007, in conjunction with the global initial public offering of shares of SFH, the shares of SFH were listed for trading on the First Section of the TSE. Following this global offering, SFH remains a consolidated subsidiary of Sony Corporation, which is the majority shareholder of SFH.

SFH conducts insurance and banking operations primarily through Sony Life, a Japanese life insurance company, Sony Assurance, a Japanese non-life insurance company, and Sony Bank, a Japanese Internet-based bank, which are all wholly-owned by SFH.

All Other

All Other consists of various operating activities, including personal computers, a Blu-ray Disc, DVD and CD manufacturing business, and So-net (a subsidiary operating an Internet service provider business mainly in Japan). Sony’s products and services are generally unique to a single operating segment.

Sales and Distribution

Electronics*

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S and Devices segments.

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

Sales of electronics products and services are particularly seasonal and also vary significantly with the timing of new product introductions and the economic conditions of each country. Sales for the third quarter ending December 31 of each fiscal year are generally higher than other quarters of the same fiscal year due to demand in the year-end holiday season.

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

Asia-Pacific:

In Asia-Pacific, Sony’s electronics products and services are marketed through sales subsidiaries including Sony India Private Limited, Sony Electronics of Korea Corporation, Sony Taiwan Limited and Sony Electronics Vietnam.

Other Areas:

In overseas areas other than the U.S., Europe, China and Asia-Pacific, Sony’s electronics products and services are marketed through sales subsidiaries including Sony Brasil Ltda., Sony Middle East & Africa FZE in the United Arab Emirates, Sony of Canada Limited and Sony de Mexico S.A.de C.V.

PS4, PS3, PS Vita, and PSP hardware and related software are marketed and distributed by SCEI, SCEA, SCEE and subsidiaries in Asia. Game software and network services are marketed and distributed internationally by SNEI through PSN.

Along with certain of its global corporate functions in Tokyo, Sony Mobile has sales and marketing operations in many major regions of the world, as well as manufacturing in China and product development sites in London, Sweden and the United States. Sony Mobile brings its products to market through direct and indirect distribution channels, such as third-party cellular network carriers and retailers, as well as through its website.

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

The worldwide television distribution of SPE’s motion pictures and television programming (and programming acquired or licensed from others) is handled through Sony Pictures Television. SPE’s library of motion pictures and television programming is licensed to broadcast television networks, pay and basic cable networks, direct broadcast satellite providers as well as to subscription and advertising supported Internet television providers (such as Sony’s PlayStation® Network and Netflix).

SPE’s television networks are distributed to multiple distribution platforms such as cable, satellite, Internet Protocol Television (IPTV) systems, and mobile operators for delivery to viewers around the world. These networks generate advertising, subscription and other ancillary revenues.

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

Financial Services

Sony Life conducts its life insurance business primarily in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner® sales employees as well as partner independent sales agents. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2015, Sony Life employed 4,329 Lifeplanner® sales employees. Sony Life maintains an extensive service network which mainly consists of the Lifeplanner® channel and the independent agent channel in Japan. The Lifeplanner® channel is characterized by strict recruitment and training of sales professionals from industries outside the life insurance industry, performance-linked compensation and its high productivity, and offers custom-made packages. Most of the agents in the independent agent channel are corporate and non-exclusive agents, centering on shop-style agents. Shop-style agents are a sub-channel of the independent agent channel, who offer insurance in local stores and provide customers with opportunities to compare various insurers’ products. To enhance Sony Life’s relationship with independent agents, Sony Life’s agent support staff provides independent agents with various support services, including recruiting, training and sales promotion activities. Sony Life also has representative offices in Beijing and Taipei, which opened in October 2008 and July 2009, respectively, for the purpose of researching the financial and life insurance market in China and Taiwan, respectively. Sony Life closed the representative office in Beijing in July 2014, as it achieved the above-mentioned purpose. As part of its plan to expand its sales of individual annuity products, Sony Life established a Japanese joint venture company with AEGON N.V. The 50-50 joint venture, known as AEGON Sony Life Insurance Co., Ltd. was established in August 2009 and began operations in Japan in December 2009.

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

Sony Bank has conducted banking operations in Japan since June 2001. As an Internet bank focusing on the asset management and borrowing needs of individual customers, Sony Bank offers an array of products and services including yen and foreign currency deposits, investment trusts and mortgages. By using Sony Bank’s transaction channel, the “MONEYKit” service website, account holders can invest and manage assets over the Internet according to their life plans. On July 1, 2011, Sony Bank acquired Sony’s 57 percent equity interest in SmartLink Network, Inc.* (“SLN”), resulting in SLN becoming a consolidated subsidiary of Sony Bank. SLN is an industry-leading provider of credit card settlement services to members of its Internet network.

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

* SmartLink Network, Inc. changed its corporate name to Sony Payment Services Inc. on April 1, 2015

Sales to External Customers by Geographic Area

The following table shows Sony’s consolidated sales to external customers in each of its major markets for the periods indicated. Figures in parentheses indicate the percentage contribution of each region to total worldwide sales and operating revenue.

	Fiscal year ended March 31
	2013		2014		2015
	(Yen in millions)
Japan	2,197,881	(32.4)	2,199,099	(28.3)	2,233,776	(27.2)
United States	1,064,765	(15.7)	1,302,052	(16.8)	1,528,097	(18.6)
Europe	1,362,488	(20.0)	1,753,526	(22.6)	1,932,941	(23.5)
China	464,784	(6.8)	520,539	(6.7)	546,697	(6.7)
Asia-Pacific	806,205	(11.9)	1,013,635	(13.0)	1,052,453	(12.8)
Other Areas	899,381	(13.2)	978,415	(12.6)	921,916	(11.2)

Total	6,795,504	(100.0)	7,767,266	(100.0)	8,215,880	(100.0)

Sources of Supply

Sony pursues procurement of raw materials, parts and components to be used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Sony has a general policy of maintaining multiple suppliers for important parts and components and, in the fiscal year ended March 31, 2015, Sony continued activities to optimize the number of its suppliers by category to achieve efficiencies and to minimize procurement risk when possible.

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

Electronics

Sony believes that its product planning and product design expertise, the high quality of its products, its record of innovative product introductions and product improvements, its price competitiveness derived from reductions in manufacturing and indirect costs and its extensive marketing and servicing efforts are important factors in maintaining its competitive position. Sony believes that the success of the game and network services businesses are determined by the availability of attractive software titles and related content, downloadable content, network services and peripherals. Sony Mobile manufactures and sells mobile handsets, primarily focusing on the smartphone market, specifically products using the Android operating system as a platform. Many of the retailers and carriers who distribute Sony Mobile’s products also distribute the products of competing mobile handset companies. Sony Mobile believes that its product design capabilities, technological innovation, price competitiveness, user experience and the ecosystem that supports such an experience are key factors in establishing and maintaining a competitive position. In the Devices segment, particularly within image sensors, Sony believes that large-scale investment in research and development as well as in production capacity is necessary in order to continue to innovate in this segment and to assist Sony in maintaining its strong competitive position in this business.

Pictures

SPE faces intense competition from all forms of entertainment and other leisure activities to attract the attention of audiences worldwide. SPE competes with other motion picture studios and, to a lesser extent, with production companies to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products. In motion picture production and distribution, SPE faces competition to obtain exhibition and distribution outlets and optimal release dates for its products. In addition, SPE faces intense competition to acquire motion pictures and television programming from third parties. Competition in television production and distribution is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast and cable networks, direct broadcast satellite (“DBS”) providers, the Internet and other outlets both within and outside of the U.S. Furthermore, broadcast networks in the U.S. continue to produce their own shows internally. This competitive environment may result in fewer opportunities to produce shows for U.S. networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. SPE’s worldwide television networks compete for viewers with broadcast and cable networks, DBS providers, the Internet and other forms of entertainment. The growth in the number of networks around the world has increased the competition for advertising and subscription revenues, acquisition of programming, and distribution of SPE’s television networks by cable, satellite and other distribution systems.

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

Social Responsibility Regulations Such as Environmental and Human Rights Regulations

Sony monitors, evaluates, and complies with new environmental requirements that may affect its operations. For example, in Europe, Sony is required to comply with a number of environmental regulations enacted by the EU such as the Restriction of Hazardous Substances (“RoHS”) Directive, the Waste Electrical and Electronic Equipment (“WEEE”) Directive and the Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”) regulation. Similar regulations are being formulated in other areas of the world, including South American and Southeast Asian countries.

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

Sony is aware that certain transactions during the fiscal year ended March 31, 2015, as described below, may be disclosable pursuant to Section 13(r) of the Exchange Act.

Sony does not customarily allocate net profit on a country-by-country or activity-by-activity basis, other than as set forth in Sony’s consolidated financial statements prepared in accordance with U.S. GAAP; thus, the net profit and loss described below are non-U.S. GAAP figures and are estimated solely for the purpose of preparing this disclosure pursuant to Section 13(r) of the Exchange Act. The information below is to the best of Sony’s knowledge, and in particular Sony may not be aware of all potentially reportable sales by third-party-owned dealers and distributors.

•

During the fiscal year ended March 31, 2015, a non-U.S. subsidiary of Sony sold medical instruments, including medical printers and paper, to a third-party-owned dealer in Dubai, which, to the best of Sony’s knowledge, planned to resell those products to hospitals and health organizations in Iran, some of which are under the control of the Iranian Ministry of Health. Sony’s gross revenue from these sales was approximately 2.9 million U.S. dollars, and Sony has estimated that its net profit from such sales was 0.1 million U.S. dollars.

•

Sony’s representative office in Tehran, Iran, has been under liquidation processes and no longer engaged in any operation or activities other than the matters necessary for liquidation since before the beginning of the fiscal year ended March 31, 2014. In the course of liquidation, the office would engage in certain incidental transactions (for example, permits, taxes, and other similar matters incidental to the wind-down of the office in Iran) with Iranian government-owned entities. No material revenues or profits are associated with these transactions with the Iranian government.

Sony is not aware of any other activity, transaction or dealing by Sony Corporation or any of its affiliates during the fiscal year ended March 31, 2015 that is disclosable in this report under Section 13(r) of the Exchange Act. As of the date of this report, Sony does not anticipate that any activity, transaction or dealing that may be disclosable will be conducted during the fiscal year ending March 31, 2016, except as described above in connection with the wind-down of its representative office or for certain transactions through third-party-owned dealers that Sony believes to be intended for hospitals and health organizations in Iran. Nevertheless, in the future, Sony may conduct additional sales activities in Iran through third-party-owned dealers/distributors, which may require disclosure pursuant to Section 13(r) of the Exchange Act. Sony intends to conduct any such sales in accordance with applicable law.

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

C.	Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

Name of company	Country of incorporation	(As of March 31, 2015) Percentage owned
Sony EMCS Corporation	Japan	100.0
Sony Semiconductor Corporation	Japan	100.0
Sony Marketing (Japan) Inc.	Japan	100.0
Sony Mobile Communications Inc.	Japan	100.0
Sony Computer Entertainment Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Financial Holdings Inc.	Japan	60.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Bank Inc.	Japan	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Computer Entertainment America LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony Europe Limited	U.K.	100.0
Sony Computer Entertainment Europe Limited	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Mobile Communications AB	Sweden	100.0
Sony Electronics Asia Pacific Pte. Ltd.	Singapore	100.0
Sony (China) Limited	China	100.0

D.	Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land in/on which such offices, plants and warehouses are located are owned by Sony.

The following table sets forth information as of March 31, 2015 with respect to plants used for the production of products mainly for electronics products and services with floor space of more than 500,000 square feet:

Location	Approximate floor space	Principal products produced
	(square feet)
In Japan:

Nagasaki (Sony Semiconductor Corporation — Nagasaki TEC)	2,306,000	CMOS image sensors and other semiconductors

Kumamoto (Sony Semiconductor Corporation — Kumamoto TEC)	2,123,000	CCDs, CMOS image sensors, LCDs and other semiconductors

Kagoshima (Sony Semiconductor Corporation — Kagoshima TEC)	1,767,000	CCDs and other semiconductors

Motomiya, Fukushima (Sony Energy Devices Corporation — Motomiya Plant)	961,000	Batteries

Kohda, Aichi (Sony EMCS Corporation — Tokai TEC — Kohda Site)	878,000	Home-use video cameras, compact digital cameras and interchangeable single-lens cameras

Inazawa, Aichi (Sony EMCS Corporation — Tokai TEC — Inazawa Site)	842,000	LCD televisions

Tsuruoka, Yamagata (Sony Semiconductor Corporation — Yamagata TEC)	703,000	CMOS image sensors and other semiconductors

Koriyama, Fukushima (Sony Energy Devices Corporation — Koriyama Plant)	592,000	Batteries

Kosai, Shizuoka (Sony EMCS Corporation — Tokai TEC — Kosai Site)	546,000	Broadcast-and professional-use video equipment

Kisarazu, Chiba (Sony EMCS Corporation — Kisarazu TEC)	541,000	Blu-ray Disc players/recorders, audio equipment and video conference systems

Location	Approximate floor space	Principal products produced
	(square feet)
Outside of Japan:

Terre Haute, Indiana, U.S.A. (Sony DADC US Inc.)	2,428,000	Blu-ray Disc-ROMs, CDs, DVDs and UMDs (Universal Media Disc)

Huizhou, China (Sony Precision Devices (Huizhou) Co., Ltd.)	1,247,000	Optical pickups and LCDs

Wuxi, China (Sony Electronics (Wuxi) Co., Ltd., Sony Digital Products (Wuxi) Co., Ltd. and Sony (China) Ltd.)	1,886,000	Batteries and compact digital cameras

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	1,021,000	Audio equipment

Tuas, Singapore (Sony Electronics (Singapore) Pte. Ltd.)	825,000	Batteries

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	954,000	LCD televisions, TV components, Blu-ray Disc players/recorders and DVD-players/recorders

Guangzhou, China (Sony Electronics Huanan Co., Ltd.)	687,000	Optical pickups

Beijing, China (Sony Mobile Communications (China) Co., Ltd.)	680,000	Mobile phones

In addition to the above facilities, Sony has a number of other plants for electronic products throughout the world. Sony owns research and development facilities, and Sony Corporation’s headquarters main building, with a total floor space of approximately 1,753,000 square feet, in Tokyo, Japan, where administrative functions and product development activities are carried out. In February 2013, Sony sold its Sony City Osaki office building and premises (“Sony City Osaki”) in Tokyo. In connection with the sale, Sony entered into an agreement to lease the building for a period of five years after the sale. SCEI has its corporate headquarters in Sony Corporation’s headquarters main building and leases its corporate buildings located in Tokyo, where administrative functions, product development, and software development are carried out. SCEA and SCEE lease their offices in the U.S. and Europe, respectively.

SPE’s corporate offices and motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates a studio facility, Sony Pictures Studios, with aggregate floor space of approximately 1,630,800 square feet. SPE also leases office space and motion picture and television support facilities from third parties and affiliates of Sony Corporation in various worldwide locations. SPE’s film and videotape storage operations are located in various leased locations in the U.S. and Europe.

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

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Operating Performance

	Fiscal year ended March 31			Percent change from
	2013	2014	2015	2013 to 2014	2014 to 2015
	(Yen in billions, except percentage data)
Sales and operating revenue	6,795.5	7,767.3	8,215.9	+14.3%	+5.8%
Equity in net income (loss) of affiliated companies	(6.9)	(7.4)	3.9	—	—
Operating income	226.5	26.5	68.5	-88.3	+158.7
Income before income taxes	242.1	25.7	39.7	-89.4	+54.3
Net income (loss) attributable to Sony Corporation’s stockholders	41.5	(128.4)	(126.0)	—	—

Sales

During the fiscal year ended March 31, 2015, the average rates of the yen were 109.9 yen against the U.S. dollar and 138.8 yen against the euro, which were 8.8 percent and 3.2 percent lower, respectively, than the fiscal year ended March 31, 2014. During the fiscal year ended March 31, 2014, the average rates of the yen were 100.2 yen against the U.S. dollar and 134.4 yen against the euro, which were 17.1 percent and 20.3 percent lower, respectively, than the fiscal year ended March 31, 2013.

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, sales and operating revenue (“sales”) were 8,215.9 billion yen, an increase of 5.8 percent compared to the fiscal year ended March 31, 2014. This increase was primarily due to the impact of foreign exchange rates, a significant increase in Game & Network Services (“G&NS”) segment sales reflecting the strong performance of PlayStation 4 (“PS4”) and a significant increase in Devices segment sales due to the strong performance of image sensors. This increase was partially offset by a significant decrease in sales in All Other, primarily related to Sony’s exit from the PC business. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

For the fiscal year ended March 31, 2014, sales were 7,767.3 billion yen, an increase of 14.3 percent compared to the fiscal year ended March 31, 2013. This increase was primarily due to the favorable impact of foreign exchange rates, the launch of the PS4, as well as a significant increase in sales of smartphones.

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

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, cost of sales increased by 135.1 billion yen, or 2.6 percent year-on-year, to 5,275.1 billion yen. This increase includes an 11.2 billion yen write-down of PlayStation®Vita (“PS Vita”) and PlayStation TV (“PS TV”) components in the G&NS segment. The ratio of cost of sales to sales improved year-on-year from 75.8 percent to 73.9 percent.

Research and development costs (all research and development costs are included within cost of sales) decreased by 1.7 billion yen, or 0.4 percent year-on-year, to 464.3 billion yen. The ratio of research and development costs to sales was 6.5 percent compared to 6.9 percent in the fiscal year ended March 31, 2014.

SGA expenses increased by 82.9 billion yen, or 4.8 percent year-on-year, to 1,811.5 billion yen, mainly due to the impact of the depreciation of the yen, partially offset by a decrease in personnel costs due to the impact of restructuring initiatives. The ratio of SGA expenses to sales was essentially flat at 25.5 percent, compared to 25.4 percent in the fiscal year ended March 31, 2014.

Other operating (income) expense, net resulted in an expense of 181.7 billion yen, an increase of 133.0 billion yen, or 273.3 percent year-on-year. This significant deterioration was mainly due to the recording of a 176.0 billion yen charge for the impairment of goodwill recorded in the Mobile Communications (“MC”) segment. Sony performed its interim goodwill impairment test and concluded that the fair value of the MC business had decreased. This deterioration was partially offset by a gain of 14.8 billion yen recognized on the sale of certain buildings and premises at Gotenyama Technology Center in Japan, recorded in Corporate and Elimination. Operating income for the fiscal year ended March 31, 2014 included a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segment, a 25.6 billion yen impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business, and a 12.8 billion yen impairment charge related to long-lived assets in the PC business, all of which were recorded in All Other, partially offset by a gain of 12.8 billion yen from the sale of certain shares of M3, Inc. (“M3”), which was recorded in All Other. Refer to Note 20 of the consolidated financial statements.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

For the fiscal year ended March 31, 2014, cost of sales increased by 654.6 billion yen, or 14.6 percent year-on-year, to 5,140.1 billion yen, and the ratio of cost of sales to sales improved year-on-year from 77.4 percent to 75.8 percent.

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

Other operating (income) expense, net resulted in an expense of 48.7 billion yen, compared with income of 235.2 billion yen in the fiscal year ended March 31, 2013. This decline was mainly due to the remeasurement of Sony’s remaining interest in M3, formerly a consolidated subsidiary, a 691 million U.S. dollar (65.5 billion yen)

gain on the sale of Sony’s U.S. headquarters building at 550 Madison Avenue in New York City (“Sony’s U.S. headquarters building”), a 42.3 billion yen gain on the sale of Sony City Osaki in Tokyo and a 9.1 billion yen gain on the sale of the chemical products related business in the fiscal year ended March 31, 2013, while total impairment charges of 86.0 billion yen in the fiscal year ended March 31, 2014 included the above-mentioned impairment charges, partially offset by the above-mentioned gain from the sale of certain shares of M3. Refer to Note 20 of the consolidated financial statements.

Equity in Net Income (Loss) of Affiliated Companies

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, equity in net income of affiliated companies resulted in an income of 3.9 billion yen, compared with a loss of 7.4 billion yen in the fiscal year ended March 31, 2014. This improvement was mainly due to an improvement of equity in net income (loss) for Intertrust Technologies Corporation in All Other.

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2014, equity in net loss of affiliated companies increased 0.4 billion yen year-on-year to 7.4 billion yen.

Operating Income

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, operating income increased 42.1 billion yen year-on-year to 68.5 billion yen. This significant increase was primarily due to a significant improvement in the operating results of the Devices, G&NS and Home Entertainment & Sound (“HE&S”) segments. This improvement was partially offset by a significant deterioration in operating results in the MC segment, primarily due to a 176.0 billion yen impairment of goodwill.

Restructuring charges, net, increased 17.4 billion yen year-on-year to 98.0 billion yen. PC exit costs decreased 18.7 billion yen year-on-year to 39.6 billion yen which included 19.6 billion yen of restructuring charges. The following table provides PC exit costs and the total PC business operating loss for the fiscal year ended March 31, 2015.

	All Other	Corporate and Elimination	Consolidated Total	Year-on-year change
	(Yen in billions)
(I) Restructuring charges	11.8	7.8	19.6	-21.3
(II) Other service costs etc.*	20.0	—	20.0	+2.6

PC exit costs (I+II)	31.8	7.8	39.6	-18.7
Operating loss excluding exit costs**	(23.9)	—	(23.9)	+9.4

Total PC operating loss	(55.7)	(7.8)	(63.5)	+28.2

* Other service costs etc. is primarily comprised of payroll and personnel expenses related to the customer support activities of the PC business.

** Operating loss excluding exit costs includes sales company fixed costs charged to the PC business in the fiscal year ended March 31, 2015 which were allocated based on historical results.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

For the fiscal year ended March 31, 2014, operating income decreased 200.0 billion yen year-on-year to 26.5 billion yen. This significant decrease was primarily due to a year-on-year decrease in gains on the sale of assets and remeasurement gains, a recording of 91.7 billion yen in losses related to the PC business, including restructuring charges, compared to 38.6 billion yen in PC business-related losses recorded in the fiscal year ended March 31, 2013, and a recording of impairment charges in the battery business and in the disc manufacturing business. This decrease was partially offset by the favorable impact of foreign exchange rates, a significant improvement in operating results in the mobile phone business and a significant decrease in losses in Televisions.

Of the 91.7 billion yen in losses related to the PC business in the fiscal year ended March 31, 2014, 58.3 billion yen were costs related to the decision to exit the business, of which 45.5 billion yen was recorded in All Other and 12.8 billion yen was recorded in Corporate and elimination. The 12.8 billion yen represented restructuring costs related to reducing the scale of sales companies resulting from Sony’s exit from the PC business. Of the 58.3 billion yen, 40.9 billion yen was recognized as restructuring charges, and the remaining 17.4 billion yen was an expense primarily for the write-down of excess components in inventory. The following table provides a reconciliation of the PC business operating loss for the fiscal year ended March 31, 2014.

	All Other	Corporate and Elimination	Consolidated Total
	(Yen in billions)
i. Impairment of long-lived assets	12.8	—	12.8
ii. Expenses to compensate suppliers for unused components	8.0	—	8.0
iii. Early retirement costs etc.	7.3	12.8	20.1

(I) Restructuring charges (i + ii + iii)	28.1	12.8	40.9
(II) Write-down of excess components in inventory etc.	17.4	—	17.4

PC exit costs (I+II)	45.5	12.8	58.3
Operating loss excluding exit cost	(33.3)	—	(33.3)

Total PC operating loss	(78.8)	(12.8)	(91.7)

Operating income for the fiscal year ended March 31, 2014 also included a net benefit of 11.9 billion yen from insurance recoveries related to damages and losses incurred from the floods in Thailand (the “Floods”), which took place in the fiscal year ended March 31, 2012. Operating results for the fiscal year ended March 31, 2013 included a net benefit of 40.0 billion yen from the above-mentioned insurance recoveries.

Other Income and Expenses

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, other income decreased by 17.4 billion yen, or 40.9 percent year-on-year, to 25.1 billion yen, while other expenses increased by 10.7 billion yen, or 24.7 percent year-on-year, to 53.9 billion yen. The net amount of other income and other expenses was an expense of 28.8 billion yen, a deterioration of 28.1 billion yen year-on-year primarily due to an increase in foreign exchange loss, net, and a decrease in the gain on sales of securities investments, while a 7.4 billion yen gain on the sale of Sony’s shares in SKY Perfect JSAT Holdings Inc., which were sold in December 2013, was recorded in the fiscal year ended March 31, 2014.

The foreign exchange loss, net, increased by 11.3 billion yen, or 122.6 percent year-on-year, to 20.5 billion yen. This deterioration was mainly due to significant strengthening of the U.S. dollar, particularly in the second half of the fiscal year ended March 31, 2015, partially offset by routine derivative contracts for forecasted transactions.

Interest and dividends in other income of 12.9 billion yen were recorded in the fiscal year ended March 31, 2015, a decrease of 3.8 billion yen, or 22.6 percent year-on-year. Interest recorded in other expenses totaled 23.6 billion yen, an increase of 0.1 billion yen, or 0.6 percent year-on-year.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

For the fiscal year ended March 31, 2014, other income decreased by 26.2 billion yen, or 38.2 percent year-on-year, to 42.5 billion yen, while other expenses decreased by 9.9 billion yen, or 18.6 percent year-on-year, to 43.2 billion yen. The net amount of other income and other expenses was an expense of 0.8 billion yen, compared to income of 15.6 billion yen in the fiscal year ended March 31, 2013. This change was primarily due to a decrease in gain on sale of securities investments, partially offset by a decrease in interest recorded on borrowings. The sale of securities investments in the fiscal year ended March, 31, 2014 included the above-mentioned gain on the sale of Sony’s shares in SKY Perfect JSAT Holdings Inc. while a 40.9 billion yen gain on the sale of Sony’s shares in DeNA Co., Ltd. was recorded in the fiscal year ended March 31, 2013.

A net foreign exchange loss of 9.2 billion yen was recorded in the fiscal year ended March 31, 2014, compared to a loss of 10.4 billion yen for the fiscal year ended March 31, 2013. This loss was mainly due to losses related to the above-mentioned routine derivative contracts.

Interest and dividends in other income of 16.7 billion yen were recorded in the fiscal year ended March 31, 2014, a decrease of 5.3 billion yen, or 24.3 percent year-on-year. Interest recorded in other expenses totaled 23.5 billion yen, a decrease of 3.2 billion yen, or 12.0 percent year-on-year.

Income before Income Taxes

For the fiscal year ended March 31, 2015, income before income taxes was 39.7 billion yen, an increase of 14.0 billion yen, or 54.3 percent year-on-year. For the fiscal year ended March 31, 2014, income before income taxes was 25.7 billion yen, a decrease of 216.3 billion yen, or 89.4 percent year-on-year.

Income Taxes

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

During the fiscal year ended March 31, 2015, Sony recorded 88.7 billion yen of income tax expense, and Sony’s effective tax rate exceeded the Japanese statutory tax rate. Sony Corporation and certain of its subsidiaries which had established valuation allowances incurred losses and, as such, Sony continued to not recognize the associated tax benefits, except to the extent of certain tax benefits associated with the impact of gains in other comprehensive income. The higher effective tax rate is also primarily due to nondeductible goodwill impairments recorded during the fiscal year offset by profits earned at subsidiaries in foreign jurisdictions with lower income tax rates and an income tax benefit recorded due to reduction in the corporate tax rate in Japan passed by the Japanese legislature during the fiscal year ended March 31, 2015.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

During the fiscal year ended March 31, 2014, Sony recorded 94.6 billion yen of income tax expense, and Sony’s effective tax rate exceeded the Japanese statutory tax rate. Sony Corporation and certain of its subsidiaries which had established valuation allowances incurred losses and, as such, Sony continued to not recognize the associated tax benefits, although this was partially offset by the recording of certain tax benefits associated with the impact of gains in other comprehensive income. Sony also recorded additional tax reserves.

Net Loss Attributable to Sony Corporation’s Stockholders

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, the net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 126.0 billion yen, compared to a net loss of 128.4 billion yen in the fiscal year ended March 31, 2014.

Net income attributable to noncontrolling interests of 77.0 billion yen was recorded, an increase of 17.4 billion yen year-on-year. This increase was mainly due to the increased income at Sony Financial Holdings, Inc. (“SFH”), for which there is a noncontrolling interest of 40 percent.

Basic net loss per share as well as diluted net loss per share, attributable to Sony Corporation’s stockholders for the fiscal year ended March 31, 2015 was 113.04 yen, compared with 124.99 yen in the fiscal year ended March 31, 2014. Refer to Note 22 of the consolidated financial statements.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

For the fiscal year ended March 31, 2014, the net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 128.4 billion yen, compared to a net income of 41.5 billion yen in the fiscal year ended March 31, 2013.

Net income attributable to noncontrolling interests of 59.5 billion yen was recorded, a decrease of 0.6 billion yen year-on-year. This decrease was mainly due to the deconsolidation of M3 in the fiscal year ended March 31, 2013, partially offset by increased income at SFH.

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

Business Segment Information

	Fiscal year ended March 31
	2014	2015	Percent change
	(Yen in billions)
Sales and operating revenue
Mobile Communications	1,191.8	1,323.3	+11.0%
Game & Network Services	1,043.9	1,388.0	+33.0
Imaging Products & Solutions	741.2	720.0	–2.9
Home Entertainment & Sound	1,168.6	1,207.3	+3.3
Devices	773.0	957.8	+23.9
Pictures	829.6	878.7	+5.9
Music	503.3	544.6	+8.2
Financial Services	993.8	1,083.6	+9.0
All Other	858.0	491.1	–42.8
Corporate and elimination	(335.9)	(378.6)	—

Consolidated	7,767.3	8,215.9	+5.8

	Fiscal year ended March 31
	2014	2015	Percent change
	(Yen in billions)
Operating income (loss)
Mobile Communications	12.6	(220.4)	—%
Game & Network Services	(18.8)	48.1	—
Imaging Products & Solutions	26.3	54.7	+107.7
Home Entertainment & Sound	(25.5)	20.1	—
Devices	(12.4)	93.1	—
Pictures	51.6	58.5	+13.4
Music	50.2	59.0	+17.4
Financial Services	170.3	193.3	+13.5
All Other	(136.1)	(103.4)	—

Sub-Total	118.2	202.9	+71.6
Corporate and elimination*	(91.7)	(134.4)	—

Consolidated	26.5	68.5	+158.7

* Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Mobile Communications

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, sales increased 11.0 percent year-on-year to 1,323.3 billion yen, primarily due to an improvement in product mix as a result of a focus on high value-added models and the impact of foreign exchange rates.

Operating loss of 220.4 billion yen was recorded, compared to operating income of 12.6 billion yen in the fiscal year ended March 31, 2014. This significant deterioration was primarily due to the 176.0 billion yen impairment of goodwill* recorded in this segment and the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs, partially offset by the above-mentioned improvement in product mix.

* In July 2014, Sony began a review of its mid-range plan (“MRP”) for the MC segment. In September 2014, in light of the historical results, the operating environment surrounding this segment and to address the significant change in the market and competitive environment of the mobile business, Sony revised the MRP for the MC segment. This new MRP reflects lower expected future cash flows compared to the previous MRP. Additionally this revision includes changing the strategy of the MC segment in certain geographical areas and concentrating on its premium lineup. As a result, Sony determined that the fair value of the MC business has decreased.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

For the fiscal year ended March 31, 2014, sales increased 54.6 percent year-on-year to 1,191.8 billion yen. This significant increase was primarily due to a significant increase in unit sales of smartphones and an increase in the average selling price of smartphones as well as the favorable impact of foreign exchange rates.

Operating income of 12.6 billion yen was recorded, compared to an operating loss of 41.1 billion yen in the fiscal year ended March 31, 2013. This significant improvement was primarily due to the impact of the above-mentioned increase in sales.

Major product unit sales

	Fiscal year ended March 31			Percent change from
	2013	2014	2015	2013 to 2014	2014 to 2015
	(Units in millions)
Smartphones within Mobile Communications	33.0	39.1	39.1	+18.5%	0%

Game & Network Services

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, sales increased 33.0 percent year-on-year to 1,388.0 billion yen. This significant increase was primarily due to an increase in PS4 hardware unit sales, a significant increase in network services revenue, the impact of foreign exchange rates and an increase in PS4 software sales, partially offset by a decrease in PlayStation®3 (“PS3”) hardware and PS3 software sales.

Operating income of 48.1 billion yen was recorded, compared to an operating loss of 18.8 billion yen in the fiscal year ended March 31, 2014. This significant improvement was primarily due to the impact of the above-mentioned increase in sales, partially offset by the impact of the decrease in PS3 software sales, the unfavorable impact of the appreciation of the U.S. dollar reflecting the high ratio of U.S. dollar-denominated costs, as well as the recording of an 11.2 billion yen write-down of PS Vita and PS TV components in the fiscal year ended March 31, 2015. In the fiscal year ended March 31, 2014, a 6.2 billion yen write-off of certain PC software titles was recorded.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

For the fiscal year ended March 31, 2014, sales increased 39.2 percent year-on-year to 1,043.9 billion yen. This significant increase was primarily due to the launch of the PS4 as well as the favorable impact of foreign exchange rates. PS3 hardware unit sales decreased, although PS3 software sales increased.

Operating loss increased 15.2 billion yen year-on-year to 18.8 billion yen. This year-on-year deterioration was primarily due to an increase in costs related to the launch of the PS4 as well as the recording of a 6.2 billion yen write-off of certain PC game software titles sold by Sony Online Entertainment LLC, partially offset by the above-mentioned increase in sales.

Unit sales of each platform within the segment and software sales

	Fiscal year ended March 31			Percent change from
	2013	2014	2015	2013 to 2014	2014 to 2015
	(Units in millions except for sales amounts in billions of yen)
Hardware
Computer Entertainment System (PS4 / PS3)	16.5	14.6	17.9	-11.5%	+22.6%
Portable Entertainment System (PS Vita / PSP)	7.0	4.1	3.3	-41.4	-19.5
Software (Sales)*	266	384	460	+39.2	+19.8

*Software (Sales) includes sales of packaged software and networked software in the Game & Network Services segment.

Imaging Products & Solutions

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, sales decreased 2.9 percent year-on-year to 720.0 billion yen, primarily due to a significant decrease in unit sales of digital cameras* and video cameras reflecting a contraction of these markets, partially offset by the impact of foreign exchange rates and an improvement in the product mix of digital cameras reflecting a shift to high value-added models.

Operating income increased 28.4 billion yen year-on-year to 54.7 billion yen. This significant increase was mainly due to a reduction in selling, general and administrative expenses, the favorable impact of foreign exchange rates and the above-mentioned improvement in product mix reflecting a shift to high value-added models, partially offset by the above-mentioned decrease in sales of digital cameras and video cameras.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

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

Below are the sales to external customers by product category and unit sales of major products:

Sales to external customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31						Percent change from
	2013		2014		2015		2013 to 2014	2014 to 2015
	(Yen in millions)
Digital Imaging Products	481,609	(64.0)	442,723	(60.0)	432,594	(60.4)	-1.6%	-2.3%
Professional Solutions	253,813	(33.7)	277,417	(37.6)	271,903	(38.0)	-2.9	-2.0
Other	17,181	(2.3)	17,334	(2.4)	11,761	(1.6)	+0.9	-32.2

IP&S Total	752,603	(100.0)	737,474	(100.0)	716,258	(100.0)	-2.0	-2.9

Major product unit sales

	Fiscal year ended March 31			Percent change from
	2013	2014	2015	2013 to 2014	2014 to 2015
	(Units in millions)
Digital cameras within Digital Imaging Products*	17.0	11.5	8.5	-32.4%	-26.1%

*Digital cameras include compact digital cameras, interchangeable single-lens cameras, and lens style cameras.

Home Entertainment & Sound

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, sales increased 3.3 percent year-on-year to 1,207.3 billion yen. This increase was primarily due to the impact of foreign exchange rates and an increase in sales of televisions, partially offset by a decrease in Audio and Video sales. Unit sales of LCD televisions increased mainly due to a significant increase in North America, Japan and Europe, partially offset by a significant decrease in Latin America and China.

Operating income of 20.1 billion yen was recorded, compared to an operating loss of 25.5 billion yen in the fiscal year ended March 31, 2014. This significant improvement was primarily due to cost reductions and an improvement in product mix reflecting a shift to high value-added models, partially offset by the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs.

In Televisions, sales increased 10.7 percent year-on-year to 835.1 billion yen. This increase was primarily due to the above-mentioned increase in unit sales and the impact of foreign exchange rates. Operating income* of 8.3 billion yen was recorded compared to an operating loss of 25.7 billion yen in the fiscal year ended March 31, 2014. This improvement was primarily due to cost reductions and an improvement in product mix reflecting a shift to high value-added models, partially offset by the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

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

* Operating income (loss) in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Below are the sales to external customers by product category and unit sales of major products:

Sales to external customers by product category

	Fiscal year ended March 31						Percent change from
	2013		2014		2015		2013 to 2014	2014 to 2015
	(Yen in millions)
Televisions	581,475	(58.5)	754,308	(64.7)	835,068	(69.3)	+29.7%	+10.7%
Audio and Video	405,024	(40.8)	400,828	(34.4)	366,050	(30.4)	-1.0	-8.7
Other	7,323	(0.7)	10,871	(0.9)	3,804	(0.3)	+48.5	-65.0

HE&S Total	993,822	(100.0)	1,166,007	(100.0)	1,204,922	(100.0)	+17.3	+3.3

Major product unit sales

	Fiscal year ended March 31			Percent change from
	2013	2014	2015	2013 to 2014	2014 to 2015
	(Units in millions)
LCD televisions	13.5	13.5	14.6	0%	+8.2%

Devices

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, sales increased 23.9 percent year-on-year to 957.8 billion yen. This increase was primarily due to a significant increase in sales of image sensors reflecting higher demand for mobile products, the impact of foreign exchange rates, as well as a significant increase in sales of camera modules. Sales to external customers increased 29.8 percent year-on-year.

Operating income of 93.1 billion yen was recorded, compared to an operating loss of 12.4 billion yen in the fiscal year ended March 31, 2014. This significant improvement was primarily due to the impact of the above-mentioned increase in sales of image sensors, the recording of a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the fiscal year ended March 31, 2014 and the favorable impact of foreign exchange rates.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

For the fiscal year ended March 31, 2014, sales decreased 4.1 percent year-on-year to 773.0 billion yen. This decrease was primarily due to a decrease in sales of system LSIs primarily used for PS3s and the absence of sales from the chemical products related business in the fiscal year ended March 31, 2014, partially offset by the favorable impact of foreign exchange rates and a significant increase in sales of image sensors, reflecting higher demand for mobile products. Sales to external customers increased 4.5 percent year-on-year.

An operating loss of 12.4 billion yen was recorded, compared to operating income of 45.6 billion yen in the fiscal year ended March 31, 2013. This significant deterioration in operating results was primarily due to the recording of a 32.1 billion yen impairment charge related to long-lived assets in the battery business as well as a lower net benefit in the fiscal year ended March 31, 2014 from insurance recoveries related to damages and losses incurred from the Floods. Restructuring charges, net, decreased 10.2 billion yen year-on-year to 8.9 billion yen.

Below are the sales to external customers by product category:

Sales to external customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31						Percent change from
	2013		2014		2015		2013 to 2014	2014 to 2015
	(Yen in millions)
Semiconductors	301,915	(54.1)	336,845	(57.8)	496,694	(65.6)	+11.6%	+47.5%
Components	245,713	(44.0)	243,751	(41.8)	253,020	(33.4)	-0.8	+3.8
Other	10,399	(1.9)	2,493	(0.4)	7,010	(0.9)	-76.0	+181.2

Devices Total	558,027	(100.0)	583,089	(100.0)	756,724	(100.0)	+4.5	+29.8

Electronics*

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S and Devices segments.

Inventory

Total inventory of the Electronics segments above as of March 31, 2015 was 561.2 billion yen, a decrease of 57.6 billion yen, or 9.3 percent compared with the level as of March 31, 2014. Total inventory of the Electronics segments as of March 31, 2014 was 618.8 billion yen, an increase of 47.9 billion yen, or 8.4 percent compared with the level as of March 31, 2013.

Sales to External Customers by Geographic Area

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

Combined sales to external customers by geographic area for the Electronics segments for the fiscal year ended March 31, 2015 increased year-on-year by 1 percent in Japan, 31 percent in the U.S., 24 percent in Europe, 17 percent in China, 12 percent in Asia-Pacific areas other than Japan and China (the “Asia-Pacific Area”) and by 1 percent in other geographic areas (“Other Areas”). Total combined sales in all areas increased 15 percent year-on-year.

In Japan, sales of products such as tablets increased. In the U.S. and Europe, sales in the game business increased. In China, sales of products such as image sensors and batteries increased. In the Asia-Pacific Area, sales of products such as image sensors increased. In Other Areas, sales of products such as smartphones increased while sales of products such as televisions decreased.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

Combined sales to external customers by geographic area for the Electronics segments for the fiscal year ended March 31, 2014 increased year-on-year by 6 percent in Japan, 22 percent in the U.S., 34 percent in Europe, 11 percent in China, 29 percent in the Asia-Pacific Area and by 9 percent in Other Areas. Total combined sales in all areas increased 19 percent year-on-year.

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

Manufacturing by Geographic Area

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

Approximately 60 percent of the Electronics segments’ total annual production during the fiscal year ended March 31, 2015 was in-house production and approximately 40 percent was outsourced production.

Approximately 35 percent of the annual in-house production took place in Japan, including the production of digital cameras, home-use video cameras, LCD televisions, professional-use equipment, semiconductors, and components such as batteries and storage media. Approximately 75 percent of the annual in-house production in Japan was destined for other countries. Production in China accounted for approximately 40 percent of the annual in-house production, approximately 75 percent of which was destined for other countries. Production in Asia, excluding Japan and China, accounted for approximately 25 percent of the annual in-house production, with approximately 65 percent destined for the Americas, Japan, Europe and China. Production in the Americas and Europe together accounted for less than 5 percent of the annual in-house production, most of which was destined for local distribution and sale.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

Approximately 55 percent of the Electronics segments’ total annual production during the fiscal year ended March 31, 2014 was in-house production, and approximately 45 percent was outsourced production.

Approximately 30 percent of the annual in-house production took place in Japan, including the production of compact digital cameras, home-use video cameras, LCD televisions, professional-use equipment, semiconductors, and components such as batteries and storage media. Approximately 70 percent of the annual in-house production in Japan was destined for other countries. Production in China accounted for approximately 45 percent of the annual in-house production, approximately 70 percent of which was destined for other countries. Production in Asia, excluding Japan and China, accounted for approximately 25 percent of the annual in-house production, with approximately 50 percent destined for the Americas, Japan, Europe and China. Production in the Americas and Europe together accounted for approximately 5 percent of the annual in-house production, most of which was destined for local distribution and sale.

Pictures

Pictures segment results presented below are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, sales increased 5.9 percent year-on-year to 878.7 billion yen due to the favorable impact of the depreciation of the yen against the U.S. dollar. On a U.S. dollar basis, sales for the fiscal year ended March 31, 2015 decreased approximately 4 percent year-on-year primarily due to a decrease in sales for Motion Pictures and Television Productions. The decrease in Motion Pictures sales was primarily due to lower theatrical revenues reflecting fewer theatrical releases as compared to the fiscal year ended March 31, 2014. The decrease in Television Productions sales was due to the fiscal year ended March 31, 2014 benefitting from the extension and expansion in scope of a licensing agreement for game shows produced by SPE, including Wheel of Fortune. Sales for Media Networks increased year-on-year due to higher digital game revenues and advertising revenues primarily due to acquisitions made in the fiscal years ended March 31, 2015 and March 31, 2014.

Operating income increased by 6.9 billion yen year-on-year to 58.5 billion yen, primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar. On a U.S. dollar basis, operating income was essentially flat year-on-year. The fiscal year ended March 31, 2015 benefitted from the stronger year-on-year performance of the film slate because the fiscal year ended March 31, 2014 reflected the underperformance of White House Down and After Earth. The fiscal year ended March 31, 2015 also benefitted from lower restructuring charges. Partially offsetting this increase was a gain recognized on the sale of SPE’s music publishing catalog in the fiscal year ended March 31, 2014, the above-mentioned decrease in Television Productions sales and higher programming and marketing costs for SPE’s television networks in India. The fiscal year ended March 31, 2015 also included approximately 41 million U.S. dollars (4.9 billion yen) in costs, primarily for investigation and remediation activities, relating to a cyber-attack on SPE’s network and IT infrastructure which was identified in the fiscal year ended March 31, 2015 (“the cyber-attack”).

As of March 31, 2015, unrecognized license fee revenue at SPE was approximately 1.4 billion U.S. dollars. SPE expects to record this amount over a ten year period, having entered into contracts with television broadcasters to provide those broadcasters with completed motion pictures and television programming. Under current revenue recognition requirements and SPE’s policies, the license fee revenue will be recognized in the fiscal year in which the product is made available for broadcast.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

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

Operating income increased by 3.8 billion yen year-on-year to 51.6 billion yen, primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar. On a U.S. dollar basis, operating income decreased by approximately 11 percent year-on-year. This decrease was primarily due to the lower Motion Pictures sales noted above and higher restructuring charges incurred during the fiscal year ended March 31, 2014. The operating results for the fiscal year ended March 31, 2014 reflect the underperformance of White House Down and After Earth. These lower results were partially offset by the higher sales for Television Productions noted above and a gain of 106 million U.S. dollars (10.3 billion yen) recognized on the sale of SPE’s music publishing catalog in the fiscal year ended March 31, 2014.

As of March 31, 2014, unrecognized license fee revenue at SPE was approximately 1.3 billion U.S. dollars.

Below are the sales to external customers by product category:

Sales to external customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31						Percent change from
	2013		2014		2015		2013 to 2014	2014 to 2015
	(Yen in millions)
Motion Pictures	446,254	(61.0)	422,255	(50.9)	434,254	(49.6)	-5.4%	+2.8%
Television Productions	159,794	(21.8)	247,568	(29.9)	252,456	(28.8)	+54.9	+2.0
Media Networks	126,079	(17.2)	158,845	(19.2)	189,604	(21.6)	+26.0	+19.4

Pictures Total	732,127	(100.0)	828,668	(100.0)	876,314	(100.0)	+13.2	+5.7

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

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, sales increased 8.2 percent year-on-year to 544.6 billion yen primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar. Sales were essentially flat year-on-year on a constant currency basis primarily due to higher digital streaming revenues, offset by a worldwide decline in physical and digital download sales. Best-selling titles included One Direction’s FOUR, AC/DC’s Rock or Bust, Meghan Trainor’s Title, Nogizaka 46’s Toumeinairo and Michael Jackson’s XSCAPE.

Operating income increased 8.8 billion yen year-on-year to 59.0 billion yen. This increase was primarily due to the favorable impact of the depreciation of the yen, an increase in equity in net income from affiliated companies, mainly EMI Music Publishing, and a decrease in marketing costs.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

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

Below are the sales to external customers by product category:

Sales to external customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31						Percent change from
	2013		2014		2015		2013 to 2014	2014 to 2015
	(Yen in millions)
Recorded Music	307,788	(71.3)	347,684	(70.7)	383,350	(71.8)	+13.0%	+10.3%
Music Publishing	52,764	(12.2)	66,869	(13.6)	70,959	(13.3)	+26.7	+6.1
Visual Media & Platform	71,167	(16.5)	77,505	(15.7)	79,677	(14.9)	+8.9	+2.8

Music Total	431,719	(100.0)	492,058	(100.0)	533,986	(100.0)	+14.0	+8.5

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

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, financial services revenue increased 9.0 percent year-on-year to 1,083.6 billion yen primarily due to an increase in revenue at Sony Life. Revenue at Sony Life increased 9.6 percent year-on-year to 967.1 billion yen mainly due to an improvement in investment performance in the separate account resulting from a larger rise in the Japanese stock market in the fiscal year ended March 31, 2015 than in the fiscal year ended March 31, 2014, as well as an increase in insurance premium revenue reflecting an increase in policy amount in force.

Operating income increased 23.0 billion yen year-on-year to 193.3 billion yen. This increase was mainly due to an increase in operating income at Sony Life. Operating income at Sony Life increased 18.3 billion yen year-on-year to 178.0 billion yen primarily due to an improvement in investment performance in the general account, as well as a decrease in the provision of policy reserves pertaining to minimum guarantees for variable insurance, driven by the above-mentioned improvement in the Japanese stock market.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

For the fiscal year ended March 31, 2014, financial services revenue decreased 0.9 percent year-on-year to 993.8 billion yen due to a decrease in revenue at Sony Life being essentially offset by a significant increase in revenue at Sony Bank primarily reflecting an improvement in foreign exchange gains and losses on foreign currency-denominated customer deposits. Revenue at Sony Life decreased 3.7 percent year-on-year to 882.4 billion yen. This decrease was due to a change in the product mix of new insurance policies, in which the initial payment of insurance premiums, such as for lump-sum payment endowment insurance, is deferred as deposits payable and not recognized as revenue in the period.

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

	Fiscal year ended March 31
Financial Services segment	2013	2014	2015
	(Yen in millions)
Financial services revenue	1,002,389	993,846	1,083,629
Financial services expenses	857,877	821,218	889,540
Equity in net loss of affiliated companies	(2,303)	(2,336)	(782)

Operating income	142,209	170,292	193,307
Other income (expenses), net	100	2	—

Income before income taxes	142,309	170,294	193,307
Income taxes and other	43,328	54,161	42,184

Net income of Financial Services	98,981	116,133	151,123

	Fiscal year ended March 31
Sony without the Financial Services segment	2013	2014	2015
	(Yen in millions)
Net sales and operating revenue	5,799,582	6,780,504	7,141,492
Costs and expenses	5,713,090	6,921,294	7,218,528
Equity in net loss of affiliated companies	(4,645)	(5,038)	4,703

Operating income (loss)	81,847	(145,828)	(72,333)
Other income (expenses), net	23,147	7,800	(20,987)

Income (loss) before income taxes	104,994	(138,028)	(93,320)
Income taxes and other	117,013	53,290	63,094

Net loss of Sony without Financial Services	(12,019)	(191,318)	(156,414)

	Fiscal year ended March 31
Consolidated	2013	2014	2015
	(Yen in millions)
Financial services revenue	999,276	988,944	1,077,604
Net sales and operating revenue	5,796,228	6,778,322	7,138,276

	6,795,504	7,767,266	8,215,880
Costs and expenses	6,562,053	7,733,397	8,151,253
Equity in net loss of affiliated companies	(6,948)	(7,374)	3,921

Operating income	226,503	26,495	68,548
Other income (expenses), net	15,581	(754)	(28,819)

Income before income taxes	242,084	25,741	39,729
Income taxes and other	200,544	154,110	165,709

Net income (loss) attributable to Sony Corporation’s Stockholders	41,540	(128,369)	(125,980)

All Other

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

Sales for the fiscal year ended March 31, 2015 decreased 42.8 percent year-on-year, to 491.1 billion yen. This significant decrease in sales was primarily due to Sony’s exit from the PC business.

Operating loss for the fiscal year ended March 31, 2015 decreased 32.7 billion yen year-on-year to 103.4 billion yen. This decrease was primarily due to a decrease in loss from the PC business in the fiscal year ended March 31, 2015 partially offset by a gain of 12.8 billion yen from the sale of certain shares of M3 recorded in the fiscal year ended March 31, 2014. In the fiscal year ended March 31, 2014, a 25.6 billion yen impairment charge was recorded, related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

Sales for the fiscal year ended March 31, 2014 decreased 11.8 percent year-on-year, to 858.0 billion yen. The decrease in sales was mainly due to significantly lower sales of PCs.

An operating loss of 136.1 billion yen was recorded for the fiscal year ended March 31, 2014, compared to an operating income of 49.5 billion yen in the fiscal year ended March 31, 2013. This deterioration was mainly due to the recording of a 122.2 billion yen gain from the sale of certain shares of M3 and the subsequent remeasurement of Sony’s remaining interest in M3, which was formerly a consolidated subsidiary of Sony in the fiscal year ended March 31, 2013, the recording of a 45.5 billion yen loss for costs related to Sony’s decision to exit the PC business, and the recording of the above-mentioned impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business, partially offset by the recording of a gain from the above-mentioned sale of certain shares of M3, and the recording of a 54 million U.S. dollar (5.6 billion yen) gain from the sale of all of the shares of Gracenote, Inc., a wholly-owned subsidiary of Sony Corporation of America in the fiscal year ended March 31, 2014.

Restructuring

In a highly competitive landscape, Sony has made continual efforts to revitalize its electronics business. Due to cost reduction initiatives at headquarters and at sales companies, Sony anticipates fixed cost reductions of more than 100 billion yen in the fiscal year ending March 31, 2016 compared with the fiscal year ended March 31, 2014.

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

In the fiscal year ended March 31, 2015, Sony recorded restructuring charges of 98.0 billion yen, which includes 7.3 billion yen of non-cash charges related to depreciation associated with restructured assets, compared to 80.6 billion yen of restructuring charges recorded in the fiscal year ended March 31, 2014. There were 5.0 billion yen of non-cash charges related to depreciation associated with restructured assets in the fiscal year ended March 31, 2014. Restructuring charges increased by 17.4 billion yen or 21.6 percent year-on-year in the fiscal year ended March 31, 2015. Of the total 98.0 billion yen in restructuring charges incurred in the fiscal year ended March 31, 2015, 53.3 billion yen were personnel related costs, primarily included in SGA expenses in the consolidated statements of income. These personnel-related costs increased 27.4 percent year-on-year.

Restructuring charges for the fiscal year ended March 31, 2015 were related to restructuring initiatives primarily associated with the electronics businesses and Sony’s headquarters, as mentioned above.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

In the fiscal year ended March 31, 2014, Sony recorded restructuring charges of 80.6 billion yen, which includes 5.0 billion yen of non-cash charges related to depreciation associated with restructured assets, compared to 77.5 billion yen of restructuring charges recorded in the fiscal year ended March 31, 2013. There were 3.1 billion yen of non-cash charges related to depreciation associated with restructured assets in the fiscal year ended March 31, 2013. Restructuring charges increased by 3.1 billion yen or 4.0 percent year-on-year in the fiscal year ended March 31, 2014. Of the total 80.6 billion yen incurred in the fiscal year ended March 31, 2014, 41.8 billion yen were personnel related costs, primarily included in SGA expenses in the consolidated statements of income. These personnel-related costs decreased 33.4 percent year-on-year.

Restructuring charges discussed in Item 5, which include non-cash charges related to depreciation associated with restructured assets, are described in Note 19 of the consolidated financial statements.

Foreign Exchange Fluctuations and Risk Hedging

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

During the fiscal year ended March 31, 2015, the average rates of the yen were 109.9 yen against the U.S. dollar and 138.8 yen against the euro, which were 8.8 percent and 3.2 percent lower, respectively, than the fiscal year ended March 31, 2014. For the latest yen exchange rates per U.S. dollar, refer to “Selected Financial Data” in “Item 3. Key Information.”

For the fiscal year ended March 31, 2015, consolidated sales were 8,215.9 billion yen, an increase of 5.8 percent year-on-year, while on a constant currency basis, sales were essentially flat year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 68.5 billion yen was recorded in the fiscal year ended March 31, 2015, compared to consolidated operating income of 26.5 billion yen in the fiscal year ended March 31, 2014. Consolidated operating income increased by 42.1 billion yen year-on-year, while it would have increased by approximately 37.0 billion yen compared to the fiscal year ended March 31, 2014 on a constant currency basis. The foreign exchange fluctuations had a positive impact on the consolidated operating results mainly in Electronics.

Fiscal year ended March 31, 2014 compared to fiscal year ended March 31, 2013:

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

Consolidated operating income of 26.5 billion yen was recorded in the fiscal year ended March 31, 2014, compared to consolidated operating income of 226.5 billion yen in the fiscal year ended March 31, 2013. Consolidated operating income decreased by 200.0 billion yen year-on-year, while it would have decreased by approximately 286.0 billion yen compared to the fiscal year ended March 31, 2013 on a constant currency basis. The foreign exchange fluctuations had a positive impact on the consolidated operating results mainly in Electronics.

The table below indicates the foreign exchange impact on sales and operating results in each of the segments. For a detailed analysis of segment performance, please refer to the “Operating Performance Highlights by Business Segment” in the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		Fiscal year ended March 31		Change in yen	Change on constant currency basis*	Impact of changes in foreign exchange rates
		2014	2015
		(Yen in billions)
MC	Sales	1,191.8	1,323.3	+11.0%	+7%	+45.3
	Operating income (loss)	12.6	(220.4)	–233.0	–239.6	+6.6
G&NS	Sales	1,043.9	1,388.0	+33.0%	+25%	+86.5
	Operating income (loss)	(18.8)	48.1	+66.9	+82.0	–15.1
IP&S	Sales	741.2	720.0	–2.9%	–7%	+33.9
	Operating income	26.3	54.7	+28.4	+17.2	+11.1
HE&S	Sales	1,168.6	1,207.3	+3.3%	–2%	+64.6
	Operating income (loss)	(25.5)	20.1	+45.6	+65.0	–19.4
Devices	Sales	773.0	957.8	+23.9%	+16%	+61.2
	Operating income (loss)	(12.4)	93.1	+105.5	+68.1	+37.4

		Fiscal year ended March 31		Change in yen	Change on constant currency basis*	Impact of changes in foreign exchange rates
		2013	2014
		(Yen in billions)
MC	Sales	770.7	1,191.8	+54.6%	+26%	+217.0
	Operating income (loss)	(41.1)	12.6	+53.7	49.8	+3.9
G&NS	Sales	749.9	1,043.9	+39.2%	+16%	+171.4
	Operating loss	(3.7)	(18.8)	–15.1	–24.3	+9.2
IP&S	Sales	756.2	741.2	–2.0%	–16%	+108.0
	Operating income	1.4	26.3	+24.9	–13.3	+38.2
HE&S	Sales	994.8	1,168.6	+17.5%	–2%	+198.3
	Operating loss	(84.3)	(25.5)	+58.8	+53.7	+5.1
Devices	Sales	806.2	773.0	–4.1%	–17%	+106.9
	Operating income (loss)	45.6	(12.4)	–58.0	–100.6	+42.6

During the fiscal year ended March 31, 2015, sales for the Pictures segment increased 5.9 percent year-on-year to 878.7 billion yen, while sales decreased approximately 4 percent on a U.S. dollar basis. In the Music segment, sales increased 8.2 percent year-on-year to 544.6 billion yen, while sales were essentially flat year-on-year on a constant currency basis. In addition, during the fiscal year ended March 31, 2014, sales for the Pictures segment increased 13.2 percent year-on-year to 829.6 billion yen, while sales decreased approximately 6 percent on a U.S. dollar basis. In the Music segment, sales increased 13.9 percent year-on-year to 503.3 billion yen, while sales were essentially flat year-on-year on a constant currency basis. For a detailed analysis of segment performance, please refer to the Pictures and Music segments under “Operating Performance by Business Segment.” Sony’s Financial Services segment consolidates the yen-based results of SFH. As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.

During the fiscal year ended March 31, 2015, Sony estimated that a one yen appreciation against the U.S. dollar would have decreased consolidated sales by approximately 50 billion yen, with an increase in operating income of approximately 3 billion yen. A one yen appreciation against the euro was estimated to decrease consolidated sales by approximately 10 billion yen, with a corresponding decrease in operating income of approximately 6 billion yen. For more details, please refer to Foreign exchange rate fluctuations can affect Sony’s operating results and financial condition. in Risk Factors, under “Item 3. Key Information.”

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

Sony Global Treasury Services Plc (“SGTS”) in London provides integrated treasury services for Sony Corporation, its subsidiaries, and affiliated companies. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS to hedge their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. Sony’s policy of concentrating its foreign exchange exposures means that SGTS and Sony Corporation hedge most of the net foreign exchange exposure within the Sony group. Sony has a policy on the use of derivatives that, in principle, SGTS should centrally deal with and manage derivatives with financial institutions for risk management purposes. SGTS enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of these transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures for a period of one to three months before the actual transactions take place. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment. In the Financial Services segment, Sony uses derivatives primarily for asset liability management.

To minimize the effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segments, Sony seeks, when appropriate, to localize material and parts procurement, design and manufacturing operations in areas outside of Japan.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses. The notional amount of all the foreign exchange derivative contracts as of March 31, 2014 and 2015 was 2,014.1 billion yen and 2,184.3 billion yen, respectively. The net fair value of all the foreign exchange derivative contracts as of March 31, 2014 and 2015 was a liability of 3.1 billion yen and an asset of 8.3 billion yen, respectively. Refer to Note 14 of the consolidated financial statements.

* Note: In this section, the descriptions of sales on a constant currency basis reflects sales obtained by applying the yen’s monthly average exchange rates from the fiscal years ended March 31, 2013 and 2014 to local currency-denominated monthly sales in the fiscal years ended March 31, 2014 and 2015, respectively. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting costs of sales, and SGA expenses on a constant currency basis from sales on a constant currency basis. Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates in the fiscal years ended March 31, 2013 and 2014 to the corresponding local currency-denominated monthly cost of sales and SGA expenses in the fiscal years ended March 31, 2014 and 2015, respectively. In MC segment, the constant currency amounts are after aggregation on a euro basis. In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis. Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measured in accordance with U.S. GAAP. Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that disclosing sales and operating income (loss) information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Assets, Liabilities and Stockholders’ Equity

Assets

Total assets as of March 31, 2015 increased by 500.6 billion yen, or 3.3 percent year-on-year, to 15,834.3 billion yen. Total assets as of March 31, 2015 in all segments, excluding the Financial Services segment, decreased by 190.3 billion yen, or 3.1 percent year-on-year, to 5,942.0 billion yen. Total assets as of March 31, 2015 in the Financial Services segment increased by 741.9 billion yen, or 7.9 percent year-on-year, to 10,089.9 billion yen.

Current Assets

Current assets as of March 31, 2015 decreased by 7.0 billion yen, or 0.2 percent year-on-year, to 4,197.9 billion yen. Current assets as of March 31, 2015 in all segments, excluding the Financial Services segment, decreased by 79.0 billion yen, or 2.6 percent, year-on-year, to 2,911.6 billion yen.

Cash and cash equivalents as of March 31, 2015 in all segments, excluding the Financial Services segment, decreased by 64.2 billion yen, or 8.0 percent year-on-year, to 741.9 billion yen. This decrease was primarily due to higher net cash outflows from financing activities compared to total net cash inflows from operating and investing activities. Refer to “Cash Flows” below.

Notes and accounts receivable, trade (net of allowances for doubtful accounts and sales returns) as of March 31, 2015, excluding the Financial Services segment, increased by 29.7 billion yen, or 3.4 percent year-on-year, to 893.8 billion yen. However, excluding the effect of foreign exchange rate fluctuations, the amount decreased by 3 percent year-on-year. This decrease was primarily due to the exit from the PC business.

Other current assets as of March 31, 2015 in all segments, excluding the Financial Services segment, decreased by 44.1 billion yen, or 3.3 percent year-on-year, to 1,272.6 billion yen mainly due to a decrease in inventories.

Inventories as of March 31, 2015 decreased by 68.5 billion yen, or 9.3 percent year-on-year, to 665.4 billion yen.

Current assets as of March 31, 2015 in the Financial Services segment increased by 72.1 billion yen, or 5.9 percent year-on-year, to 1,288.6 billion yen primarily due to an increase of marketable securities at Sony Life.

Investments and Advances

Investments and advances as of March 31, 2015 increased by 612.3 billion yen, or 7.7 percent year-on-year, to 8,531.4 billion yen.

Investments and advances as of March 31, 2015 in all segments, excluding the Financial Services segment, increased by 14.1 billion yen, or 3.7 percent year-on-year, to 395.2 billion yen.

Investments and advances as of March 31, 2015 in the Financial Services segment increased by 650.5 billion yen, or 8.6 percent year-on-year, to 8,217.7 billion yen. This increase was primarily due to an increase in investments and advances at Sony Life. Refer to “Investments” below.

Property, Plant and Equipment (after deduction of accumulated depreciation)

Property, plant and equipment as of March 31, 2015 decreased by 10.7 billion yen, or 1.4 percent year-on-year, to 739.3 billion yen.

Property, plant and equipment as of March 31, 2015 in all segments, excluding the Financial Services segment, decreased by 12.3 billion yen, or 1.7 percent year-on-year, to 720.7 billion yen. Capital expenditures (additions to property, plant and equipment) for the fiscal year ended March 31, 2015 increased by 2.0 billion yen, or 1.2 percent year-on-year, to 163.4 billion yen.

Property, plant and equipment as of March 31, 2015 in the Financial Services segment increased by 0.2 billion yen, or 1.5 percent year-on-year, to 17.3 billion yen.

Other Assets

Other assets as of March 31, 2015 decreased by 123.5 billion yen, or 5.7 percent year-on-year, to 2,060.6 billion yen primarily due to the recording of a 176.0 billion yen impairment in goodwill in the MC segment, partially offset by an increase of deferred insurance acquisition costs as a result of the increase in revenue from insurance premiums at Sony Life. Refer to Item 5 and Notes 9 and 10 of the consolidated financial statements.

Liabilities

Total current and long-term liabilities as of March 31, 2015 increased by 354.2 billion yen, or 2.8 percent year-on-year, to 12,900.6 billion yen. Total current and long-term liabilities as of March 31, 2015 in all segments, excluding the Financial Services segment, decreased by 221.0 billion yen, or 5.1 percent year-on-year, to 4,093.5 billion yen. Total current and long-term liabilities in the Financial Services segment as of March 31, 2015 increased by 573.8 billion yen, or 6.9 percent year-on-year, to 8,840.7 billion yen.

Current Liabilities

Current liabilities as of March 31, 2015 decreased by 38.0 billion yen, or 0.8 percent year-on-year, to 4,745.6 billion yen.

Current liabilities as of March 31, 2015 in all segments, excluding the Financial Services segment, decreased by 44.7 billion yen, or 1.6 percent year-on-year, to 2,669.5 billion yen.

Short-term borrowings and the current portion of long-term debt as of March 31, 2015 in all segments, excluding the Financial Services segment, decreased by 156.4 billion yen, or 42.1 percent year-on-year, to 215.2 billion yen, primarily due to payments of long-term debt, including redemption of the twenty-fifth series of unsecured bonds (110.0 billion yen).

Notes and accounts payable, trade as of March 31, 2015 in all segments, excluding the Financial Services segment, decreased by 90.6 billion yen, or 12.7 percent year-on-year, to 622.2 billion yen primarily due to the impact of the exit from the PC business.

Current liabilities as of March 31, 2015 in the Financial Services segment increased by 6.7 billion yen, or 0.3 percent year-on-year, to 2,078.4 billion yen.

Long-term Liabilities

Long-term liabilities as of March 31, 2015 increased by 392.2 billion yen, or 5.1 percent year-on-year, to 8,155.0 billion yen.

Long-term liabilities as of March 31, 2015 in all segments, excluding the Financial Services segment, decreased by 176.4 billion yen, or 11.0 percent year-on-year, to 1,424.0 billion yen. Long-term debt as of March 31, 2015 in all segments, excluding the Financial Services segment, decreased by 204.3 billion yen, or 23.3 percent year-on-year, to 671.1 billion yen. This decrease was primarily due to conversion of the euro-denominated convertible bonds with stock acquisition rights due in 2017, and the transfer of long-term debt to current liabilities.

Long-term liabilities as of March 31, 2015 in the Financial Services segment increased by 567.1 billion yen, or 9.2 percent year-on-year, to 6,762.3 billion yen. This increase was primarily due to an increase in future insurance policy benefits resulting from the increase in the policy amount in force at Sony Life.

Total Interest-bearing Debt

Total interest-bearing debt inclusive of long-term debt and short-term borrowings as of March 31, 2015 decreased by 360.8 billion yen, or 27.9 percent year-on-year, to 933.6 billion yen. Total interest-bearing debt as of March 31, 2015 in all segments, excluding the Financial Services segment, decreased by 360.8 billion yen, or 28.9 percent year-on-year, to 886.3 billion yen.

Redeemable Noncontrolling Interest

Redeemable noncontrolling interest as of March 31, 2015 increased by 1.1 billion yen, or 27.5 percent year-on-year, to 5.2 billion yen.

Sony Corporation’s Stockholders’ Equity

Sony Corporation’s stockholders’ equity as of March 31, 2015 increased by 58.9 billion yen, or 2.6 percent year-on-year, to 2,317.1 billion yen. Retained earnings decreased by 126.5 billion yen, or 13.5 percent year-on-year, to 813.8 billion yen as a result of the recording of 126.0 billion yen in net loss attributable to Sony Corporation’s stockholders. Accumulated other comprehensive loss decreased by 66.3 billion yen, or 14.7 percent year-on-year, to a loss of 385.3 billion yen primarily due to the recording of 60.8 billion yen of unrealized gains in foreign currency translation adjustments. The ratio of Sony Corporation’s stockholders’ equity to total assets decreased 0.1 percentage points year-on-year, from 14.7 percent to 14.6 percent.

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

Financial Services segment

	March 31
	2014	2015
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	240,332	207,527
Marketable securities	828,944	933,424
Notes and accounts receivable, trade	7,618	7,266
Other	139,623	140,397

	1,216,517	1,288,614
Investments and advances	7,567,242	8,217,715
Property, plant and equipment	17,057	17,305
Other assets:
Deferred insurance acquisition costs	497,772	520,571
Other	49,328	45,645

	547,100	566,216

	9,347,916	10,089,850

	March 31
	2014	2015
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	6,148	6,351
Notes and accounts payable, trade	—	—
Deposits from customers in the banking business	1,890,023	1,872,965
Other	175,499	199,098

	2,071,670	2,078,414
Long-term liabilities:
Long-term debt	44,678	44,460
Accrued pension and severance costs	22,404	24,534
Future insurance policy benefits and other	5,848,044	6,381,886
Other	280,117	311,430

	6,195,243	6,762,310
Stockholders’ equity of Financial Services	1,079,740	1,247,840
Noncontrolling interests	1,263	1,286

	9,347,916	10,089,850

Sony without the Financial Services segment

	March 31
	2014	2015
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	806,134	741,886
Marketable securities	3,622	3,307
Notes and accounts receivable, trade	864,178	893,847
Other	1,316,653	1,272,562

	2,990,587	2,911,602
Film costs	275,799	305,232
Investments and advances	381,076	395,189
Investments in Financial Services, at cost	111,476	111,476
Property, plant and equipment	732,953	720,694
Other assets	1,640,385	1,497,805

	6,132,276	5,941,998

	March 31
	2014	2015
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	371,606	215,175
Notes and accounts payable, trade	712,829	622,215
Other	1,629,728	1,832,085

	2,714,163	2,669,475
Long-term liabilities:
Long-term debt	875,440	671,104
Accrued pension and severance costs	262,558	274,220
Other	462,386	478,704

	1,600,384	1,424,028
Redeemable noncontrolling interest	4,115	5,248
Stockholders’ equity of Sony without Financial Services	1,722,743	1,733,233
Noncontrolling interests	90,871	110,014

	6,132,276	5,941,998

Consolidated

	March 31
	2014	2015
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	1,046,466	949,413
Marketable securities	832,566	936,731
Notes and accounts receivable, trade	871,040	899,902
Other	1,454,814	1,411,855

	4,204,886	4,197,901
Film costs	275,799	305,232
Investments and advances	7,919,011	8,531,353
Property, plant and equipment	750,010	739,285
Other assets:
Deferred insurance acquisition costs	497,772	520,571
Other	1,686,242	1,539,989

	2,184,014	2,060,560

	15,333,720	15,834,331

	March 31
	2014	2015
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	377,754	221,525
Notes and accounts payable, trade	712,829	622,215
Deposits from customers in the banking business	1,890,023	1,872,965
Other	1,803,008	2,028,885

	4,783,614	4,745,590
Long-term liabilities:
Long-term debt	916,648	712,087
Accrued pension and severance costs	284,963	298,753
Future insurance policy benefits and other	5,848,044	6,381,886
Other	713,195	762,298

	7,762,850	8,155,024
Redeemable noncontrolling interest	4,115	5,248
Sony Corporation’s stockholders’ equity	2,258,137	2,317,077
Noncontrolling interests	525,004	611,392

	15,333,720	15,834,331

Investments

The following table contains available-for-sale and held-to-maturity securities, including the breakdown of unrealized gains and losses by investment category.

	March 31, 2015
	Cost	Unrealized gain	Unrealized loss	Fair market value
	(Yen in millions)
Financial Services Business:
Available-for-sale
Debt securities
Sony Life	994,629	152,019	(109)	1,146,539
Sony Bank	698,822	17,329	(1,028)	715,123
Other	38,609	91	(9)	38,691
Equity securities
Sony Life	13,701	16,458	—	30,159
Sony Bank	—	—	—	—
Other	730	1,819	—	2,549
Held-to-maturity
Debt securities
Sony Life	4,891,826	826,535	(103)	5,718,258
Sony Bank	8,285	348	—	8,633
Other	69,184	8,991	—	78,175
Total Financial Services	6,715,786	1,023,590	(1,249)	7,738,127
Non-Financial Services:
Available-for-sale securities	62,684	109,154	(751)	171,087
Held-to-maturity securities	—	—	—	—
Total Non-Financial Services	62,684	109,154	(751)	171,087
Consolidated	6,778,470	1,132,744	(2,000)	7,909,214
At March 31, 2015, Sony Life had debt securities with gross unrealized losses of 0.2 billion yen. Sony Life principally invests in Japanese and foreign government and corporate bonds. Almost all of the debt securities in which Sony Life invested were rated higher than or equal to “BBB” or its equivalent by Standard & Poor’s Ratings Services (“S&P”), Moody’s Investors Service (“Moody’s”) or other rating agencies.

At March 31, 2015, Sony Bank had debt securities with gross unrealized losses of 1.0 billion yen. Of the unrealized loss, 6.2 percent related to securities in an unrealized loss position for periods greater than 12 months at March 31, 2015. Sony Bank principally invests in Japanese government bonds, Japanese corporate bonds and foreign bonds. Almost all of these securities were rated higher than or equal to “BBB” or its equivalent by S&P, Moody’s or other rating agencies.

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

For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2015 (0.2 billion yen), maturity dates vary as follows:

• Within 1 year:	100.0 percent
• 1 to 5 years:	—
• 5 to 10 years:	—
• above 10 years:	—

For fixed maturity securities with unrecognized losses held by Sony Bank as of March 31, 2015 (1.0 billion yen), maturity dates vary as follows:

• Within 1 year:	41.9 percent
• 1 to 5 years:	43.4 percent
• 5 to 10 years:	7.4 percent
• above 10 years:	7.3 percent

For the fiscal years ended March 31, 2013, 2014 and 2015, Sony Life recorded net realized gains on available-for-sale securities of 2.3 billion yen, 0.4 billion yen and 9.3 billion yen, respectively.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other issued by a number of non-public companies. The aggregate carrying amount of the investments in non-public companies at March 31, 2015 was 65.0 billion yen. A non-public equity investment is primarily valued at cost if fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other-than-temporary, the impairment of the investment is recognized immediately and the carrying value is reduced to its fair value.

For the fiscal years ended March 31, 2013, 2014 and 2015, total realized impairment losses were 8.6 billion yen, 1.8 billion yen and 0.9 billion yen, respectively, of which 0.8 billion yen, 0.2 billion yen and 0.1 billion yen, respectively, were recorded in financial services revenue by the subsidiaries in the Financial Services segment. Realized impairment losses recorded other than by subsidiaries in the Financial Services segment in each of the three fiscal years were reflected in non-operating expenses and primarily relate to certain strategic investments in non-financial services businesses. These investments primarily relate to certain strategic investments in Japan and the U.S. with which Sony has strategic relationships for the purposes of developing and marketing new technologies. Impairment losses were recorded for each of the three fiscal years as certain companies failed to successfully develop and market such technology, resulting in the operating performance of these companies being more unfavorable than previously expected. As a result the decline in the fair value of these companies was judged as other-than-temporary. None of these impairment losses were individually material to Sony.

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

Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. As of March 31, 2015, Sony Life and Sony Bank account for approximately 89 percent and 9 percent of the investments in the Financial Services segment, respectively.

Cash Flows

(The fiscal year ended March 31, 2015 compared with the fiscal year ended March 31, 2014)

Operating Activities: During the fiscal year ended March 31, 2015, there was a net cash inflow of 754.6 billion yen from operating activities, an increase of 90.5 billion yen, or 13.6 percent year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 303.7 billion yen, an increase of 46.4 billion yen, or 18.1 percent year-on-year. The net cash inflow was primarily due to the positive impact of a year-on-year improvement in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating expense, net, deferred income taxes and equity in net loss of affiliated companies). In addition, there was the positive impact of factors such as a larger decrease in inventories, and decreases in notes and accounts receivable, trade, compared to increases in the fiscal year ended March 31, 2014, partially offset by the negative impact of factors such as decreases in notes and accounts payable, trade, compared to an increase in the fiscal year ended March 31, 2014. The Financial Services segment had a net cash inflow of 459.7 billion yen, an increase of 46.2 billion yen, or 11.2 percent year-on-year. This increase was primarily due to an increase of insurance premium revenue in line with an expansion in policy amount in force at Sony Life.

Investing Activities: During the fiscal year ended March 31, 2015, Sony used 639.6 billion yen of net cash in investing activities, a decrease of 70.9 billion yen, or 10.0 percent year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 103.6 billion yen, an increase of 9.4 billion yen, or 9.9 percent year-on-year. This increase was primarily due to a year-on-year decrease in proceeds from the sales of fixed assets and investment securities. Sales of fixed assets and investment securities in the fiscal year ended March 31,2015 included the intersegment sale of Sony Corporation’s headquarters’ land to Sony Life, the sale of certain buildings and premises at the Gotenyama Technology Center and the sale of Sony’s shares in SQUARE ENIX HOLDINGS CO., LTD.

The Financial Services segment used 536.9 billion yen of net cash, a decrease of 79.3 billion yen, or 12.9 percent year-on-year. This decrease was mainly due to a year-on-year decrease in payments for investments and advances at Sony Life and a year-on-year increase in proceeds from the sale of investment securities. This decrease was partially offset by the negative impact of the intersegment purchase of Sony Corporation’s headquarters’ land by Sony Life, which is eliminated in the consolidated financial statements.

In all segments excluding the Financial Services segment, net cash generated in operating and investing activities combined* for the fiscal year ended March 31, 2015 was 200.0 billion yen, an increase of 37.1 billion yen, or 22.8 percent year-on-year.

Financing Activities: During the fiscal year ended March 31, 2015, 263.2 billion yen of net cash and cash equivalents was used in financing activities, compared to 207.9 billion yen of net cash and cash equivalents provided in the fiscal year ended March 31, 2014.

For all segments excluding the Financial Services segment, there was a 315.4 billion yen net cash outflow, an increase of 275.2 billion yen, or 683.9 percent year-on-year. This increase was primarily due to an issuance of straight bonds for Japanese retail investors in the fiscal year ended March 31, 2014 and a year-on-year increase in repayments of long-term debt, net.

In the Financial Services segment, financing activities provided 44.4 billion yen of net cash, a decrease of 197.1 billion yen, or 81.6 percent year-on-year. This decrease was mainly due to a smaller increase in customer deposits at Sony Life, compared to the figure in the fiscal year ended March 31, 2014.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2015 was 949.4 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 741.9 billion yen at March 31, 2015, a decrease of 64.2 billion yen, or 8.0 percent compared with the balance as of March 31, 2014, and an increase of 99.0 billion yen, or 15.4 percent compared with the balance as of December 31, 2014. In order to manage cash balance globally, Sony utilizes a system in which cash surpluses among subsidiaries are deposited with SGTS and cash shortfalls are covered by loans through SGTS. Sony’s ability to repatriate cash held in foreign subsidiaries may be restricted or delayed by local laws; however, any such amounts are considered insignificant. Refer to Cash Management in Item 5 B. Liquidity and Capital Resources. Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 776.6 billion yen of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at March 31, 2015. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 207.5 billion yen at March 31, 2015, a decrease of 32.8 billion yen, or 13.6 percent compared with the balance as of March 31, 2014, and a decrease of 83.0 billion yen, or 28.6 percent compared with the balance as of December 31, 2014.

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

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	Fiscal year ended March 31
	2014	2015
	(Yen in billions)
Net cash provided by operating activities reported in the consolidated statements of cash flows	664.1	754.6
Net cash used in investing activities reported in the consolidated statements of cash flows	(710.5)	(639.6)

	(46.4)	115.0
Less: Net cash provided by operating activities within the Financial Services segment	413.6	459.7
Less: Net cash used in investing activities within the Financial Services segment	(616.2)	(536.9)
Eliminations**	6.7	7.8

Cash flow generated by operating and investing activities combined excluding the Financial Services segment’s activities	162.9	200.0

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

	Fiscal year ended March 31
Financial Services segment	2014	2015
	(Yen in millions)
Net cash provided by operating activities	413,555	459,719
Net cash used in investing activities	(616,223)	(536,920)
Net cash provided by financing activities	241,450	44,396

Net increase (decrease) in cash and cash equivalents	38,782	(32,805)
Cash and cash equivalents at beginning of the fiscal year	201,550	240,332

Cash and cash equivalents at end of the fiscal year	240,332	207,527

	Fiscal year ended March 31
Sony without the Financial Services segment	2014	2015
	(Yen in millions)
Net cash provided by operating activities	257,224	303,659
Net cash used in investing activities	(94,279)	(103,630)
Net cash used in financing activities	(40,236)	(315,415)
Effect of exchange rate changes on cash and cash equivalents	58,614	51,138

Net increase (decrease) in cash and cash equivalents	181,323	(64,248)
Cash and cash equivalents at beginning of the fiscal year	624,811	806,134

Cash and cash equivalents at end of the fiscal year	806,134	741,886

	Fiscal year ended March 31
Consolidated	2014	2015
	(Yen in millions)
Net cash provided by operating activities	664,116	754,640
Net cash used in investing activities	(710,502)	(639,636)
Net cash provided (used) by financing activities	207,877	(263,195)
Effect of exchange rate changes on cash and cash equivalents	58,614	51,138

Net increase (decrease) in cash and cash equivalents	220,105	(97,053)
Cash and cash equivalents at beginning of the fiscal year	826,361	1,046,466

Cash and cash equivalents at end of the fiscal year	1,046,466	949,413

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

Investing Activities: Net cash used in investing activities during the fiscal year ended March 31, 2014 was 710.5 billion yen, an increase of 5.2 billion yen, or 0.7 percent year-on-year.

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

In order to meet working capital requirements, Sony Corporation and SGTS maintain Commercial Paper (“CP”) programs that have the ability to access the Japanese, U.S. and European CP markets, subject to prevailing market conditions. Although the CP program limit amounts, translated into yen, were 806.5 billion yen in total for Sony Corporation and SGTS as of March 31, 2015, there were no amounts outstanding under the CP programs as of and during the fiscal year ended March 31, 2015.

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 776.6 billion yen in unused committed lines of credit, as of March 31, 2015. Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2016, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2018, and a 1.01 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until April 2015, in all of which Sony Corporation and SGTS are defined as borrowers. On April 3, 2015, the latter committed line was renewed and will remain effective until March 2016 and the amount of the line of credit was changed to 475 million U.S. dollars. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

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

In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s (Japan) K.K. (“Moody’s”) and Standard & Poor’s Ratings Japan K.K. (“S&P”). In order to facilitate access to Japanese financial and capital markets, Sony obtains credit ratings from two agencies in Japan, including Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd.

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

Research and development costs for the fiscal year ended March 31, 2015 were essentially flat year-on-year at 464.4 billion. This was primarily due to a decrease in research and development costs in the IP&S and HE&S segments and Corporate research and development costs as a result of cost control initiatives to address the decrease in scale of Sony’s AV/IT electronics businesses, offset by an increase in research and development costs in the Devices segment, reflecting an increase in image sensor related research and development costs. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) decreased from 6.9 percent to 6.5 percent.

The following table includes the research and development expenses related to the Electronics segments in the fiscal years ended March 31, 2013, 2014, and 2015.

	Fiscal year ended March 31
	2013	2014	Percent change from 2013 to 2014	2015	Percent change from 2014 to 2015
	(Yen in billions, except percentage data)
Research and development expenses
Mobile Communications	88.8	83.4	–6.1%	91.0	+9.1%
Game & Network Services	90.5	88.7	–2.0	89.1	+0.5
Imaging Products & Solutions	73.1	61.5	–15.9	56.9	–7.5
Home Entertainment & Sound	64.3	54.9	–14.6	48.7	–11.3
Devices	107.4	97.1	–9.6	105.5	+8.7

Consolidated research and development costs for the fiscal year ending March 31, 2016 are expected to increase by 5.5 percent to 490 billion yen.

Research and development costs for the fiscal year ended March 31, 2014 decreased by 7.6 billion yen, or 1.6 percent year-on-year, to 466.0 billion yen. The decrease is primarily due to a decrease in research and development costs in the IP&S, Devices and HE&S segments as a result of cost control initiatives to address the decrease in scale of Sony’s AV/IT electronics businesses. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) decreased from 8.2 percent to 6.9 percent.

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

Issues Facing Sony and Management’s Response to those Issues

The American economy has been on a recovery trend and is expected to continue growth due to factors such as the decrease in the price of oil. After some negative impact on consumer demand from an increase in the consumption tax rate in April 2014, the Japanese economy is also expected to gradually expand due to aggressive monetary easing policies and the delay of a second planned increase in the consumption tax rate. However, the overall global economic outlook is uncertain due to the geopolitical tension in Russia accompanying the decrease in the price of oil, the slowdown of growth in the Chinese economy, and the weakening of external demand in Asian emerging market countries.

The uncertain economic environment surrounding Sony is compounded by continued, intense pricing pressure from competitors, shrinking markets for certain key products and shorter product cycles, primarily in Sony’s electronics businesses.

On February 18, 2015, Sony unveiled its mid-range plan announcing that it would position Return on Equity (“ROE”) as its most important performance indicator. With the goal of transforming into a highly profitable enterprise, Sony set targets of ROE above 10 percent and operating income above 500 billion yen for the fiscal year ending March 31, 2018, the last year of the mid-range plan.

Key strategies for business operations

•	Business management that emphasizes profitability, without necessarily pursuing volume

•	Business management that grants each business unit greater autonomy and mandates a focus on shareholder value

•	Clearly defined positioning of each business within a broader business portfolio perspective

Based on its specific characteristics and the competitive landscape, each of the Sony Group’s businesses will be classified as a “growth driver,” “stable profit generator,” or “area focusing on volatility management” in terms of its position within the Company’s overall business portfolio. Each business will then be assigned a target figure for Return on Invested Capital (“ROIC”) linked with the ROE target for Sony Group as a whole, and managed with a clear emphasis on profitability.

1.	Growth drivers:

Sony is positioning Devices, Game & Network Services, Pictures, and Music as the segments that will drive its profit growth over the next three years. It will implement growth measures and engage in aggressive capital investment in these areas with the aim of achieving both sales growth and profit expansion.

In Devices, Sony aims to further bolster its competitive edge in the area of CMOS image sensors by investing to increase production capacity and enhance R&D. In Games & Network Services, the Company will strive to further expand the installed user base of the PlayStation® platform and PlayStation®Network (“PSN”). In Pictures, Sony will focus on expanding the audience for its Media Networks business by growing ratings and increasing its channel offerings, strengthening its Television Productions business, and improving margins in its Motion Pictures business. In Music, the Company will increase its focus on growth areas such as the streaming music market.

2.	Stable profit generators:

As businesses capable of contributing stable profit, Sony will prioritize the generation of steady profit and positive cash flow for Imaging Products & Solutions and Video & Sound. While Sony does not anticipate overall market growth in these areas, the Company will target certain areas within each market that are unlikely to experience commoditization by continuing to offer new, high value-added products such as its advanced mirrorless single-lens reflex cameras and high-resolution audio products. By capitalizing on its existing technological expertise in these areas rather than engaging in large-scale investments, and by optimizing fixed costs and enhancing inventory control, Sony will aim to maximize profits and return on investment.

3.	Areas focusing on volatility management:

The TV and Mobile Communications businesses operate in markets characterized by high volatility and challenging competitive landscapes. In view of this business environment, Sony will place the highest priority on curtailing risk and securing profits in its operation of these businesses. Since both markets are experiencing intense cost competition and commoditization, Sony will strive to further increase the added value of its products by leveraging its in-house technologies and component devices. By carefully selecting the territories and product areas it targets, Sony will seek to limit its capital investment and establish a business structure capable of securing stable profits. The Company will also continue to explore potential alliances with other companies in these areas, in response to changes in the business landscape.

In the Financial Services segment, each of the life insurance, non-life insurance, banking and nursing care businesses will target further stable business expansion and profit growth by continuing to provide high quality services that our customers trust and are satisfied with.

Furthermore, with the aim of delivering sustained, high profit levels from the fiscal year ending March 31, 2019 onwards, Sony will seek to reinforce its deployment of “recurring-revenue business models,” built on solid customer foundations and business platforms. Already successfully implemented in the areas of Game and Financial Services, Sony will seek to further leverage this approach within its Network Services business, the Media Networks business operated by the Pictures segment, and also for interchangeable lenses and accessories within the Digital Imaging business.

In the medical field, one of Sony’s new business areas, Sony Olympus Medical Solutions Inc. is proceeding as planned with the development of surgical endoscopy systems and other medical solutions.

New organizational and management structure

In order to realize its transformation into a highly profitable enterprise, Sony will realign its organizational structure and management team.

In each of its business units, Sony will ensure the implementation of 1) clearly attributable accountability and responsibility, 2) management policies with an emphasis on sustainable profit generation and 3) the acceleration of decision-making processes and reinforcement of business competitiveness. To achieve this, Sony plans to sequentially split out the business units currently within Sony Corporation.

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

F.	Contractual Obligations, Commitments, and Contingent Liabilities

The following table summarizes Sony’s contractual obligations and commitments as of March 31, 2015. The references to the notes below refer to the corresponding notes within the consolidated financial statements.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(Yen in millions)
Contractual obligations and commitments:
Short-term debt (Note 11)	62,008	62,008	—	—	—
Long-term debt (Notes 8 and 11)
Capital lease obligations and other	66,880	37,413	17,987	8,074	3,406
Other long-term debt	804,724	122,104	313,041	345,573	24,006
Interest on other long-term debt	26,578	8,048	11,148	4,646	2,736
Minimum rental payments required under operating leases (Note 8)	286,464	60,082	78,829	38,908	108,645
Purchase commitments (Note 27)
Expected cost for the production or purchase of motion pictures and television programming or certain rights	126,925	58,954	59,857	8,114	—
Long-term contracts with recording artists, songwriters and companies	63,479	24,816	21,768	8,314	8,581
Long-term sponsorship contracts related to advertising and promotional rights	26,779	7,159	17,020	2,050	550
Other purchase commitments	172,158	116,176	35,711	15,608	4,663
Future insurance policy benefits and other and policyholders’ account in the life insurance business* (Note 10)	17,642,136	406,494	910,080	987,703	15,337,859
Gross unrecognized tax benefits** (Note 21)	157,345	1,414	—	—	—
Total	19,435,476	904,668	1,465,441	1,418,990	15,490,446

* Future insurance policy benefits and other and policyholders’ account in the life insurance business are the estimated future cash payments to be made to policy holders and others. These cash payments are based upon assumptions including morbidity, mortality, withdrawals and other factors. Amounts presented in the above table are undiscounted. The sum of the cash payments of 17,642.1 billion yen exceeds the corresponding liability amounts of 6,338.7 billion yen included in the consolidated balance sheets principally due to the time value of money. Refer to Note 10 of the consolidated financial statements.

** The total amount represents the liability for gross unrecognized tax benefits in accordance with the accounting guidance for uncertain tax positions. Sony estimates that 1.4 billion yen of the liability is expected to be settled within one year. The settlement period for the liability, which totaled 155.9 billion yen, cannot be reasonably estimated due to the uncertainty associated with the timing of the settlements with the various taxing authorities. Refer to Note 21 of the consolidated financial statements.

The following items are not included in either the above table or the total amount of commitments outstanding at March 31, 2015:

•

The total amount of expected future pension payments is not included as such amount is not currently determinable. Sony expects to contribute approximately 12 billion yen to Japanese pension plans and approximately 5 billion yen to foreign pension plans during the fiscal year ending March 31, 2016. Refer to Note 15 of the consolidated financial statements.

•

The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included in the above table as it is not foreseeable what loans will be incurred under such line of credit. The total unused portion of the line of credit extended under these contracts was approximately 25.4 billion yen as of March 31, 2015. Refer to Note 27 of the consolidated financial statements.

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

Critical Accounting Policies and Estimates

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

Goodwill and other intangible assets

Goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by Sony’s management. In assessing goodwill and indefinite lived intangible assets for impairment, Sony has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit and indefinite lived intangible asset is less than its carrying amount. Reporting units are Sony’s operating segments or one level below the operating segments. If Sony determines that it is not more likely than not that the fair value of a reporting unit and indefinite lived intangible asset is less than its carrying amount, no additional tests to assess goodwill and indefinite lived intangible assets for impairment are required to be performed. However, if Sony concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. In the fiscal year ended March 31, 2015, Sony elected not to perform the aforementioned qualitative assessment of goodwill and instead proceeded directly to the quantitative impairment test.

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

During the fiscal year ended March 31, 2015, Sony recorded impairment losses of 176,045 million yen in the MC segment and 1,090 million yen in All Other. The impairment charges reflected the overall decline in the fair value of the reporting units. The fair values of the reporting units were estimated using the present values of expected future cash flows.

The carrying amounts of goodwill by segment as of March 31, 2015 are as follows:

Yen in millions
Game & Network Services	154,399
Imaging Products & Solutions	6,059
Devices	37,762
Pictures	224,239
Music	132,369
Financial Services	2,314
All Other	4,113

Total	561,255

Management believes that the estimates of future cash flows and fair value used in the goodwill impairment tests are reasonable; however, in the future, changes in estimates resulting in lower than currently anticipated cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and indefinite lived intangible assets in the future. In order to evaluate the sensitivity of the fair value calculations on the impairment analysis performed for the fiscal year ended March 31, 2015, Sony applied a hypothetical 10 percent decrease to the fair value of each reporting unit. A hypothetical 10 percent decrease to the estimated fair value of each reporting unit would not have resulted in a failure of step one of the goodwill impairment test.

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

To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 1.0 percent for its Japanese pension plans as of March 31, 2015. The discount rate was determined by using information about yields on high-quality bonds currently available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments. Such available information about yields is collected from published market information and credit rating agencies. The 1.0 percent discount rate represents a 40 basis point decrease from the 1.4 percent discount rate used for the fiscal year ended March 31, 2014 and reflects current Japanese market interest conditions.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of pension plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long term return consistent with the long term nature of the corresponding pension liabilities. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 3.0 percent as of March 31, 2014 and 2015. The actual return on pension plan assets for the fiscal years ended March 31, 2014 and 2015 was an 8.8 percent gain and an 11.4 percent gain, respectively. The difference between the expected and the actual rate of return on pension plan assets was primarily due to the robust performance in the equity and bond markets throughout the fiscal year ended March 31, 2015, and the appreciation of foreign currency-denominated assets reflecting the weakening yen. Actual results that differ from the expected return on pension plan assets are accumulated and amortized as a component of pension costs over the average future service period, thereby reducing the year-to-year volatility in pension costs. As of March 31, 2014 and 2015, Sony had, with respect to Japanese pension plans, net actuarial losses of 237.0 billion yen and 218.5 billion yen, respectively, including losses related to pension plan assets. For the fiscal year ended March 31, 2015, the net actuarial loss decreased as the actual return on pension plan assets significantly exceeded the expected return, partially offset by the impact of the decline in the discount rate used to determine the defined benefit obligation, as compared to the prior fiscal year’s rate.

The following table illustrates the effect on the fiscal year ending March 31, 2016 of changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions as of March 31, 2015 constant, for Japanese pension plans.

Change in assumption	Projected benefit obligations	Pension costs	Equity (Net of tax)
(Yen in billions)
25 basis point increase / decrease in discount rate	–/+32.5	–/+1.5	+/–1.0
25 basis point increase / decrease in expected long-term rate of return on pension plan assets	—	–/+1.7	+/–1.2

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

As a result of losses incurred in recent years, Sony Corporation and several subsidiaries in Japan, Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group in the U.S., Sony Mobile Communications AB in Sweden, Sony Europe Limited (“SEU”) in the U.K. and certain entities in other tax jurisdictions are each in cumulative loss positions. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset that is difficult to overcome when determining that a valuation allowance is not needed against deferred tax assets.

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

Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Corporation, their date of birth, the year in which they were first elected, their current position at Sony, prior positions, and other principal business activities outside Sony as of June 23, 2015.

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

Kenichiro Yoshida

Date of Birth: October 20, 1959
Director (Member of the Board) Since: 2014
Corporate Executive Officer Since: 2013
Current Positions within Sony:	Executive Deputy President and Chief Financial Officer, Representative Corporate Executive Officer Member of the Compensation Committee

Principal Business Activities Outside Sony: None

Prior Positions:
2014	Executive Vice President and Chief Financial Officer, Representative Corporate Executive Officer
2013	Executive Vice President, Chief Strategy Officer and Deputy Chief Financial Officer, Corporate Executive Officer, Sony Corporation
2005	President and Representative Director, So-net Corporation
2001	Senior Vice President, So-net Corporation
1983	Entered Sony Corporation

Kanemitsu Anraku

Date of Birth: April 21, 1941
Outside Director (Member of the Board) Since: 2010
Current Position within Sony:	Member of the Audit Committee
Principal Business Activities Outside Sony:

Director, Mizuho Financial Group, Inc.
Prior Positions:
2002	President, Nissan Real Estate Development Co., Ltd.
2000	Vice Chairman, Nissan Motor Co., Ltd.
1999	Representative Director and Executive Vice President, Nissan Motor Co., Ltd.

Osamu Nagayama

Date of Birth: April 21, 1947
Outside Director (Member of the Board) Since: 2010
Current Positions within Sony:	Chairman of the Board Chair of the Nominating Committee

Principal Business Activities Outside Sony:
Representative Director, Chairman and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.

Prior Positions:
1992	Chairman of the Board, President and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.
1989	Representative Director and Deputy President, Chugai Pharmaceutical Co., Ltd.
1987	Director and Senior Vice President, Chugai Pharmaceutical Co., Ltd.
1985	Deputy General Manager of the Development Planning Division, Director of the Business Planning Division, Member of the Board, Chugai Pharmaceutical Co., Ltd.

Takaaki Nimura

Date of Birth: October 25, 1949
Outside Director (Member of the Board) Since: 2012
Current Position within Sony:	Chair of the Audit Committee
Principal Business Activities Outside Sony: None
Prior Positions:

2008	Executive Board member, Ernst & Young ShinNihon LLC
1997	Senior partner, Showa Ota & Co.
1989	Partner, Asahi Shinwa & Co.

Eikoh Harada

Date of Birth: December 3, 1948
Outside Director (Member of the Board) Since: 2013
Current Position within Sony:	Chair of the Compensation Committee
Principal Business Activities Outside Sony:

Representative Director, Chairman and CEO, Benesse Holdings, Inc.
Representative Director and CEO, Benesse Corporation
Prior Positions:

2014	Chairman, Director, McDonald’s Holdings Company (Japan), Ltd.
Chairman, Director, McDonald’s Company (Japan), Ltd.
2005	Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Holdings Company (Japan), Ltd.
Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Company (Japan), Ltd.
1997	President, Apple Japan, Inc.
Vice President, Apple Computer, Inc.
1983	Director, Schlumberger Group

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
Principal Business Activities Outside Sony:

Advisor, Sompo Japan Nipponkoa Insurance Inc.
Director, Sumitomo Corporation
Director, Takasago Thermal Engineering Co., Ltd.
Director, Hashimoto Sogyo Co., Ltd.
President, Japan Cooperation Center for the Middle East

Prior Positions:
2010	Vice-Minister of Economy, Trade and Industry, METI
2008	Director-General, Economic and Industrial Policy Bureau, METI
2004	Director-General, Nuclear and Industrial Safety Agency, Ministry of Economy, Trade and Industry (“METI”)

Koichi Miyata

Date of Birth: November 16, 1953
Director (Member of the Board) Since: 2014
Current Position within Sony:	Member of the Nominating Committee
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

Corporate Executive Officers

In addition to Messrs. Hirai and Yoshida, the six individuals set forth below are the current Corporate Executive Officers of Sony Corporation as of June 23, 2015. Refer to “Board Practices” below.

Tomoyuki Suzuki

Date of Birth: August 19, 1954
Corporate Executive Officer Since: 2012
Current Positions within Sony:	Executive Deputy President, Officer in charge of Device Solutions Business and RDS Platform
Prior Positions:

2012	Executive Vice President, Sony Corporation
2005	Senior Vice President, Sony Corporation
2004	Executive Officer, Sony Corporation
1979	Entered Sony Corporation

Principal Business Activities Outside Sony: None

Shiro Kambe

Date of Birth: December 18, 1961
Corporate Executive Officer Since: 2014
Current Positions within Sony:	Executive Vice President, Officer in charge of Legal, Compliance, Corporate Communications, CSR and External Relations
Prior Positions:

2010	Senior Vice President, Corporate Executive, Sony Corporation
1984	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Masashi Imamura

Date of Birth: January 8, 1957
Corporate Executive Officer Since: 2015
Current Positions within Sony:	Executive Vice President, Officer in charge of Manufacturing, Logistics, Procurement, Quality and Environmental Platform and Engineering Platform
Prior Positions:

2014	Group Executive, Representative Director and President, Sony Visual Products Inc.
2009	Senior Vice President, Sony Corporation
1979	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Shigeki Ishizuka

Date of Birth: November 14, 1958
Corporate Executive Officer Since: 2015
Current Positions within Sony:	Executive Vice President, Officer in charge of Imaging Products & Solutions Business
Prior Positions:

2007	Senior Vice President, Sony Corporation
1981	Entered Sony Corporation
Principal Business Activities Outside Sony: None

Kazuo Hirai, Kenichiro Yoshida, Tomoyuki Suzuki, Shiro Kambe, Masashi Imamura, and Shigeki Ishizuka are engaged on a full-time basis by Sony Corporation. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

B.	Compensation

Under the Financial Instruments and Exchange Act of Japan and related regulations Sony is required to disclose the total remuneration paid by Sony Corporation to Directors and Corporate Executive Officers, as well as remuneration of any Director or Corporate Executive Officer who receives total aggregate annual remuneration exceeding 100 million yen from Sony Corporation and its consolidated subsidiaries in a fiscal year, on an individual basis. The following table and accompanying footnotes show the information on such matters that Sony Corporation has disclosed in its annual Securities Report for the fiscal year ended March 31, 2015 filed on June 23, 2015 with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.

(1) Total amounts of remuneration paid by Sony Corporation to Directors and Corporate Executive Officers

	Fixed remuneration		Remuneration linked to business results		Phantom restricted stock plan
	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)
Directors	16	159	—	—	—	—
	(*)(**)			(***)		(*****)
(Outside Directors)	(14)	(143)	(—)	(—)	(—)	(—)
Corporate Executive	9	505	8	0	4	90
Officers	(**)			(****)		(*****)
Total******	25	664	8	0	4	90

* The number of persons does not include two Directors who concurrently serve as Corporate Executive Officers, because Sony Corporation does not pay any remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

** The number of persons includes six Directors, a Corporate Executive Officer who resigned on the day of the Ordinary General Meeting of Shareholders held on June 19, 2014 and a Corporate Executive Officer who resigned on November 16, 2014.

*** Sony Corporation does not pay remuneration linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.

**** Eight Corporate Executive Officers waived their remuneration linked to business results for the fiscal year ended March 31, 2015.

***** The Phantom Restricted Stock Plan includes the amount that will be paid to two Corporate Executive Officers who resigned on the day of the Ordinary General Meeting of Shareholders held on June 23, 2015, a Corporate Executive Officer who resigned on April 1, 2015 and a Corporate Executive Officer who resigned on November 16, 2014. The closing price of May 29, 2015 is applied to the Phantom Restricted Stock Plan calculation of two Corporate Executive Officers who resigned on the day of the Ordinary General Meeting of Shareholders held on June 23, 2015.

****** In addition to the above, during the fiscal year ended March 31, 2015, Sony Corporation recorded 260 million yen in expenses for Corporate Executive Officers for Stock Acquisition Rights granted to Corporate Executive Officers during the fiscal year ended March 31, 2015 or in the past for stock option purposes.

(2) Amounts of remuneration paid by Sony Corporation and its subsidiaries to Directors and Corporate Executive Officers on an individual basis.

Name	Position	Basic remuneration (Yen in millions)	Remuneration linked to business results (Yen in millions)	Phantom restricted stock plan (Yen in millions)	Total (Yen in millions)	Granted number of stock acquisition rights* (Thousand shares)
Kazuo Hirai	Sony Corporation Director, President & CEO, and Representative Corporate Executive Officer**	202 ***	0	—	202	100
Kenichiro Yoshida	Sony Corporation Director, Executive Deputy President and CFO, and Representative Corporate Executive Officer **	53	0	—	53	80

* The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal year ended March 31, 2015 was 1,139 yen and was estimated using the Black-Scholes option-pricing model with several assumptions. Refer to Note 17 of the consolidated financial statements for details. The weighted-average fair value per share does not indicate the actual value that would be realized by a Corporate Executive Officer upon the exercise of the above-mentioned stock acquisition rights. The actual value, if any, that is realized by a Corporate Executive Officer upon the exercise of any stock acquisition rights will depend on the extent to which the market value of Sony Corporation’s Common Stock exceeds the exercise price of the stock acquisition rights on the date of exercise, and several other restrictions imposed on the exercise of the stock acquisition rights, including the period when a Corporate Executive Officer could exercise the stock acquisition rights. Accordingly, there is no assurance that the value realized or to be realized by a Corporate Executive Officer upon the exercise of the stock acquisition rights is or will be at or near the weighted-average fair value per share presented above. In addition, the above weighted-average fair value per share was calculated to recognize compensation expense for the fiscal year ended March 31, 2015 for accounting purposes and should not be regarded as any indication or prediction of Sony with respect to its future stock performance.

** As noted above, Sony Corporation does not pay any remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

*** Remuneration for Kazuo Hirai, Representative Corporate Executive Officer, is set in U.S. dollars. The reduction of his dollar-based remuneration has been in place since 2012. Apart from the remuneration contained in the above table, Sony also provided certain personal benefits and perquisites, including fringe benefits (and in some instances Sony paid the executive’s income taxes related to his perquisites), totaling 11 million yen to Kazuo Hirai, during the fiscal year ended March 31, 2015.

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

(b) Basic policy of Corporate Executive Officer remuneration

Taking into account that Corporate Executive Officers are key members of management responsible for executing the business operations of Sony, in order to further improve the business results of Sony Corporation, the following two elements shall constitute the basic policy for the determination of the remuneration of Corporate Executive Officers:

•	Attracting and retaining an adequate talent pool of Corporate Executive Officers possessing the requisite abilities to excel in the global marketplace; and

•	Providing effective incentives to improve business results on a short, medium and long term basis.

Based upon the above, remuneration of Corporate Executive Officers shall consist of the following four components:

•	Fixed remuneration;

•	Remuneration linked to business results;

•	Remuneration linked to share price; and

•	Phantom Restricted Stock Plan.

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

Specifically, the amount of remuneration linked to business results shall be determined based upon consolidated business results of Sony Corporation, such as operating margin and the level of achievement in respect of the business area(s) for which the relevant Corporate Executive Officer is responsible, and the amount paid to Corporate Executive Officers shall fluctuate within the range from 0 percent to 200 percent of the base fixed remuneration amount.

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

C.	Board Practices

Sony Corporation has adopted a “Company with Three Committees” corporate governance system under the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”). Under this system, Sony Corporation has three committees: the Nominating Committee, the Audit Committee and the Compensation Committee. Under the Companies Act, each committee is required to consist of not fewer than three Directors, the majority of whom must be outside Directors. In order to qualify as an outside Director under the Companies Act, a Director must be a person who satisfies all of the following requirements (i) through (v): (i) a person who is not a director of Sony Corporation or any of its subsidiaries engaged in the business operations of Sony Corporation or such subsidiaries, as the case may be, or a Corporate Executive Officer or general manager or other employee (“Group Executive Director, etc.”) of Sony Corporation or any of its subsidiaries and who has not been a Group Executive Director, etc. of Sony Corporation or any of its subsidiaries for ten years prior to assuming his/her office; (ii) if a person who has been a director, accounting counselor or corporate auditor of Sony Corporation or any of its subsidiaries (excluding a person who has been a Group Executive Director, etc.) at the time within ten years prior to assuming his/her office, a person who has not been a Group Executive Director, etc. of Sony Corporation or any of its subsidiaries for ten years prior to assuming his/her office as a director, an accounting counselor, or a corporate auditor; (iii) a person who is not a director or a Corporate Executive Officer or general manager or other employee of a parent company or any entity which controls the management of Sony Corporation; (iv) a person who is not an Group Executive Director, etc. of a direct/indirect subsidiary of Sony Corporation or any entity the management of which is directly or indirectly controlled by Sony Corporation; and (v) a person who is not a spouse or relative within the second degree of kinship of a director or a Corporate Executive Officer or general manager or other employee of Sony Corporation.

Under the “Company with Three Committees” system, Directors as such have no power to execute the business of Sony Corporation except for limited circumstances as permitted by law. The Board of Directors must elect Corporate Executive Officers (Shikko-yaku), who are responsible for the execution of the business of Sony Corporation. A summary of the governance system adopted by Sony Corporation is set forth below.

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

The Nominating Committee, which pursuant to the Charter of the Board of Directors consists of three or more Directors, determines the content of proposals to be submitted for approval at the General Meeting of Shareholders regarding the appointment and dismissal of Directors and evaluates the management succession plans. As stated above, under the Companies Act, a majority of the members of the Nominating Committee must be outside Directors. Under the Charter of the Board of Directors, at least one member of the Nominating Committee must concurrently be a Corporate Executive Officer. The Nominating Committee is comprised of the following members as of June 23, 2015: Osamu Nagayama, who is the Chair of the Nominating Committee, the Chairman of the Board and an outside Director; Koichi Miyata and John V. Roos, who are each outside Directors; and Kazuo Hirai, who is a Corporate Executive Officer.

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

The Audit Committee discusses with Sony Corporation’s independent auditor, PricewaterhouseCoopers Aarata, the scope and results of audits by the independent auditor including their evaluation of Sony Corporation’s internal controls, compatibility with Generally Accepted Accounting Principles in the U.S., and the overall quality of financial reporting. The Audit Committee makes an assessment of the independence of PricewaterhouseCoopers Aarata by overseeing their activities through regular communications and discussions with them, and by pre-approving audit and non-audit services to be provided. The Audit Committee is comprised of the following members as of June 23, 2015: Takaaki Nimura, who is the Chair of the Audit Committee and an outside Director, and Kanemitsu Anraku and Kazuo Matsunaga, who are also outside Directors. Takaaki Nimura and Kanemitsu Anraku are each “audit committee financial experts” within the meaning of Item 16A of this report.

As required by the Companies Act, the Compensation Committee determines the policy and the content of compensation, bonus and any other benefits (including equity-related rights or options given for the purpose of stock incentive options) to be received by each Director and Corporate Executive Officer in consideration of the execution of their duties. In addition to such statutory duties, the Compensation Committee sets policy on the composition of individual compensation to be received by other senior management of Sony Group (Directors or other officers of Sony Group companies whose appointment is subject to approval by the Chief Executive Officer (“CEO”) of Sony Corporation), and also submits proposals to the Board of Directors regarding the issuance of stock acquisition rights for the purpose of granting stock options and other forms of stock price-based compensation utilizing shares etc. of Sony Group, as individual compensation to the aforementioned senior management. Under the Charter of the Board of Directors, the Compensation Committee shall consist of three or more Directors, and as a general rule, at least one member shall concurrently serve as Corporate Executive Officer; provided, however, that a Director who is the CEO or the Chief Operating Officer (“COO”) of Sony Group or in any equivalent position shall not be a member of the Compensation Committee. As stated above, a majority of the members of the Compensation Committee must be outside Directors. The Compensation Committee is comprised of the following members as of June 23, 2015: Eikoh Harada, who is the Chair of the Compensation Committee and an outside Director, Eriko Sakurai, who is also an outside Director; and Kenichiro Yoshida, who is a Corporate Executive Officer.

During the fiscal year ended March 31, 2015, the Board of Directors convened ten times. The Nominating Committee met five times, the Audit Committee met nine times and the Compensation Committee met six times. All 12 Directors participated in all meetings of the Board of Directors held during his/her tenure period of the fiscal year ended March 31, 2015 except for Joichi Ito. (Joichi Ito participated in nine meetings out of ten). Also, all 9 outside Directors who are members of Committees participated in all of the meetings of each Committee held during the fiscal year ended March 31, 2015. All three outside Directors who are members of the Audit Committee participated in all meetings of the Audit Committee held during his/her tenure period of the fiscal year ended March 31, 2015.

No Directors have executed service contracts with Sony providing for benefits upon termination of service as a Director.

Under the Companies Act and the Articles of Incorporation of Sony Corporation, Sony Corporation may, by a resolution of the Board of Directors, exempt Directors from liabilities to Sony Corporation to the extent permitted by law arising in connection with their failure to execute their duties. Also, in accordance with the Companies Act and its Articles of Incorporation, Sony Corporation has entered into a liability limitation agreement with each outside Director and one non-executive Director that limits the maximum amount of liabilities owed by each such Director to Sony Corporation arising in connection with their failure to execute their duties to the greater of either 30 million yen or an amount equal to the aggregate sum of the amounts prescribed in each item of Article 425, Paragraph 1 of the Companies Act.

The Board of Directors must appoint one or more Corporate Executive Officers who are authorized to determine matters delegated to them by the Board of Directors. The Corporate Executive Officers are responsible for conducting all the business operations of Sony within the scope of authority delegated by the Board of Directors. As of June 23, 2015, there are six Corporate Executive Officers, two of whom are also Directors. Significant decision-making authority has been delegated to the CEO and also to each Corporate Executive Officer with respect to investments, strategic alliances and other actions related to the execution of business operations. Sony Corporation believes that this significant delegation enables Sony to be managed in a dynamic and responsive manner. The terms of office of Corporate Executive Officers expire at the conclusion of the first meeting of the Board of Directors held immediately after the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year after their election. From among those Corporate Executive Officers who, as a general rule, are also Directors, the Board of Directors shall elect Representative Corporate Executive Officers. Each Representative Corporate Executive Officer has the statutory authority to represent Sony Corporation in the conduct of its affairs.

(Supplementary Information)

At a Board meeting held on April 26, 2006, the Board of Directors reaffirmed the internal control and governance framework in effect as of the date of determination and determined to continue to evaluate and improve such framework going forward, as appropriate. At a Board meeting held on May 13, 2009 and April 30, 2015, the Board of Directors amended and updated the internal control and governance framework, reaffirming such framework in effect and determining to continue to evaluate and improve such framework going forward, as appropriate. These determinations were required by and met the requirements of the Companies Act. Details of the most updated determination are posted on the following website: http://www.sony.net/SonyInfo/IR/library/control.html

For an explanation as to the significant differences between the New York Stock Exchange’s corporate governance standards and Sony’s corporate governance practices, please refer to “Disclosure About Differences in Corporate Governance” in Item 16G or visit Sony’s website at: http://www.sony.net/SonyInfo/IR/info/strategy/NYSEGovernance.html

D.	Employees

As of March 31, 2015, Sony had approximately 131,700 employees, a decrease of approximately 9,200 employees from March 31, 2014. During the fiscal year ended March 31, 2015, while employees of the Pictures, Music and Financial Services segments increased, the total number of employees decreased due to restructuring initiatives taken mainly in Japan and North America. As of March 31, 2015, approximately 50,000 employees were located in Japan and approximately 81,700 employees were located outside Japan. Approximately 20 percent of the total number of employees were members of labor unions.

As of March 31, 2014, Sony had approximately 140,900 employees, a decrease of approximately 5,400 employees from March 31, 2013. During the fiscal year ended March 31, 2014, while employees of the Financial Services and Music segments increased, the total number of employees decreased due to restructuring initiatives taken in Japan, North America and Europe. As of March 31, 2014, approximately 52,200 employees were located in Japan and approximately 88,700 employees were located outside Japan. Approximately 20 percent of the total number of employees were members of labor unions.

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

The following table shows the number of employees of Sony by segment as of March 31, 2013, 2014 and 2015.

Number of Employees by Segment

	March 31
	2013	2014	2015
Electronics*	105,000	102,000	93,900
Pictures	7,400	7,200	7,600
Music	6,500	6,700	6,900
Financial Services	8,200	8,500	8,800
All Other	9,700	9,000	8,300
Unallocated — Corporate employees	9,500	7,500	6,200

Total	146,300	140,900	131,700

*	The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S and Devices segments.

As of March 31, 2015, the number of employees in Electronics decreased compared to March 31, 2014, reflecting restructuring initiatives taken mainly in Japan and North America. The number of employees in All Other also decreased compared to March 31, 2014, reflecting the decrease of employees in the disc manufacturing business worldwide. In the Pictures, Music, and Financial Services segments, the number of employees as of March 31, 2015 increased compared to March 31, 2014 due to the expansion of these businesses.

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

In addition, the average number of employees for the fiscal years ended March 31, 2013, 2014 and 2015 calculated by averaging the total number of employees at the end of each quarter, were approximately 153,900, 143,300, and 136,300 respectively.

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

In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2015, negotiations were successfully concluded for new three-year agreements with each of the following: The Screen Actors Guild-American Federation of Television and Radio Artists (“SAG-AFTRA”) in respect of the Codified Basic Agreement and Television Agreement, the Screen Actors Guild (“SAG”) Basic Cable Agreement, the SAG Animation Agreement, and the SAG Basic Cable Animation Agreement; the National American Federation of Television and Radio Artists (“AFTRA”) in respect of the Code of Fair Practice for Network Television Broadcasting; the American Federation of Musicians, covering television and features; the Union of British Columbia Performers; and the Directors Guild of Canada. Also new three-year agreements were negotiated with the International Alliance of Theatrical and Stage Employees (“IATSE”) and the Teamsters covering employment in Los Angeles. The IATSE and Teamsters agreements must be ratified by the memberships of the IATSE and the Teamsters, respectively. Negotiations will commence shortly with the Casting Directors, Location Managers and the remaining IATSE local chapters throughout the United States and Canada. It is not anticipated that these negotiations will result in an interruption in production.

In the Music segment, Sony has several labor unions and generally considers its labor relations to be good.

Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

E.	Share Ownership

The total number of shares of Sony Corporation’s Common Stock beneficially owned by Directors and Corporate Executive Officers (9 people) listed in “Directors and Senior Management” above was approximately 0.004 percent of the total shares outstanding as of May 28, 2015. Refer to “Board Practices” above.

During the fiscal year ended March 31, 2015, Sony granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock of Sony Corporation, to Corporate Executive Officers, Corporate Executives, Group Executives, and selected employees. The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony to Directors and Corporate Executive Officers as of May 31, 2015 and which were outstanding as of the same date.

Year granted (Fiscal year ended March 31)	Total number of shares subject to stock acquisition rights	Exercise price per share
	(in thousands)
2015	100	20.67 U.S. dollars
2015	145	2,410.5 yen
2014	200	20.01 U.S. dollars
2014	80	2,007 yen
2013	200	11.23 U.S. dollars
2013	44	932 yen
2012	80	19.44 U.S. dollars
2012	30	1,523 yen
2011	50	35.48 U.S. dollars
2011	31	2,945 yen
2010	50	29.56 U.S. dollars
2010	23	2,595 yen
2009	30	30.24 U.S. dollars
2009	17	2,987 yen
2008	30	48.15 U.S. dollars
2008	15	5,514 yen
2007	24	40.05 U.S. dollars
2007	11	4,756 yen
2006	0	34.14 U.S. dollars
2006	34	4,060 yen

Regarding the above compensation plans, refer to Note 17 of the consolidated financial statements.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2015, there were 1,169,773,260 shares of common stock outstanding, including 1,031,323 shares of treasury stock. Out of the total outstanding shares, 127,805,220 shares were in the form of ADRs and 246,695,883 shares were held of record in the form of common stock by residents in the U.S. As of March 31, 2015, the number of registered ADR holders was 6,153 and the number of registered holders of common stock of Sony Corporation in the U.S. was 389.

The Financial Instruments and Exchange Act of Japan requires any person who solely or jointly owns more than 5 percent of total issued voting shares of a company listed on any Japanese stock exchange to file with the Director General of the Kanto Local Finance Bureau (“Bureau”) a Bulk Shareholding Report. The following table summarizes the Bulk Shareholding Reports related to Sony (each a “Report”) submitted to the Bureau between June 24, 2014 and June 23, 2015, where it is reported that ownership percentage by the reported entity exceeds 5 percent in the most recent updated Report. The Reports do not specify whether reported ownership is direct or beneficial.

Date of Report*	Reported entities	Reported number of direct or indirect owned and deemed owned shares**	Reported percentage of direct or indirect owned and deemed owned shares**
April 4, 2014	Sumitomo Mitsui Trust Bank, Limited	53,312,421	5.04
July 22, 2014	BlackRock Japan Co., Ltd.	52,313,772	5.01

* The table above contains information from the most recent updated Reports.

** Shares issuable or transferable upon exchange of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the size of the reported entity’s holding and Sony’s total issued share capital.

To the knowledge of Sony Corporation, it is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person either severally or jointly. As far as is known to Sony Corporation, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of Sony Corporation.

To the knowledge of Sony Corporation, there were no significant changes in the percentage ownership held by any other major beneficial shareholders during the past three fiscal years. Major shareholders of Sony Corporation do not have different voting rights from other shareholders.

B.	Related Party Transactions

In the ordinary course of business, Sony purchases materials, supplies, and services from numerous suppliers throughout the world, including firms with which certain members of the Board of Directors are affiliated.

In addition, in the fiscal year ended March 31, 2015, sales to affiliates accounted for under the equity method totaled 29.4 billion yen and purchases from those equity affiliates totaled 1.5 billion yen. Although there were 98 equity affiliates accounted for under the equity method at March 31, 2015, there were no individually significant investments.

As of March 31, 2015, Sony had accounts receivable, trade of 8.4 billion yen due from its equity affiliates and had accounts payable, trade of 1.9 billion yen due to its equity affiliates. Due to the size of these transactions, Sony does not consider the amount involved to be material to its business. Refer to Note 5 of the consolidated financial statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

C.	Interests of Experts and Counsel

Not Applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Refer to the consolidated financial statements and the notes of the consolidated financial statements.

Legal Proceedings

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. The DOJ has notified Sony that it has closed its investigation, and Sony understands that the investigations by several other agencies have now ended, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs alleged that Sony Corporation and certain of its subsidiaries violated antitrust laws and sought recovery of damages and other remedies. In October 2014, the United States District Court hearing the U.S. class actions denied motions for class certification in both the direct and indirect purchaser class actions. The class plaintiffs filed petitions to appeal these rulings, and in January 2015, the appellate court denied the petitions to appeal. However, in February 2015 the district court gave the plaintiffs an opportunity to seek certification of narrower classes, and the civil actions continue. Based on the investigations and cases, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

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

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of June 23, 2015, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States. Additionally, Sony Corporation and/or certain of its subsidiaries were named in a number of purported class actions in certain jurisdictions, including the United States. The U.S. class action suits have been settled, and the settlement has received the final approval of the court. A non-U.S. class action suit remains pending. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In the fall of 2014, Sony Corporation’s U.S. subsidiary, Sony Pictures Entertainment Inc. (“SPE”), was subject to a cyber-attack that resulted in unauthorized access to, and theft and disclosure of SPE business information, including employee information and other information. In connection with the theft and disclosure of information, SPE has been named in a number of purported class action suits in the United States brought by former employees of SPE. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these proceedings.

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

Sony Corporation paid no interim and year-end dividends for the Common Stock of Sony Corporation for the fiscal year ended March 31, 2015. The decision not to pay dividends was approved at the meeting of the Board of Directors held on September 17, 2014. Sony plans to pay 10 yen per share as an interim dividend during the fiscal year ending March 31, 2016. The amount of the year-end dividend for the fiscal year ending March 31, 2016 is undetermined.

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

Sony Corporation’s Common Stock, with no par value per share, has been listed on the TSE since 1958.

Sony Corporation’s ADRs have been traded in the U.S. since 1961 and have been listed on the NYSE since 1970 under the symbol “SNE.” Sony Corporation’s ADRs are issued and exchanged by Citibank, N.A., as the Depositary.

Trading on the TSE and the NYSE

The following table sets forth for the periods indicated the reported high and low sales prices per share of Sony Corporation’s Common Stock on the TSE and the reported high and low sales prices per share of Sony Corporation’s ADS on the NYSE.

	Tokyo Stock Exchange price per share of Common Stock		New York Stock Exchange price per share of ADS
	High	Low	High	Low
	(yen)		(U.S. dollars)
Annual highs and lows*
The fiscal year ended March 31, 2011	3,620	2,100	38.67	25.85
The fiscal year ended March 31, 2012	2,727	1,253	32.09	16.16
The fiscal year ended March 31, 2013	1,750	772	20.83	9.57
Quarterly highs and lows*
The fiscal year ended March 31, 2014	2,413	1,497	23.38	15.23
1st quarter	2,413	1,497	23.38	16.09
2nd quarter	2,323	1,899	23.10	19.53
3rd quarter	2,106	1,623	21.50	16.52
4th quarter	1,985	1,514	19.25	15.23
Quarterly highs and lows*
The fiscal year ended March 31, 2015	3,450	1,588	28.65	15.93
1st quarter	2,030	1,588	19.46	15.93
2nd quarter	2,173	1,655	20.35	16.43
3rd quarter	2,696.5	1,782	22.32	16.57
4th quarter	3,450	2,351.5	28.65	20.15
Monthly highs and lows*
2014
December	2,696.5	2,315	22.32	19.71
2015
January	2,860	2,351.5	23.91	20.15
February	3,414.5	2,675.5	28.65	22.91
March	3,450	3,040.5	28.30	25.68
April	3,827.5	3,195	32.60	27.00
May	3,970	3,490	32.95	29.77
June (through June 19)	3,858	3,601	31.02	29.17

*	Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

On June 19, 2015, the closing sales price per share of Sony Corporation’s Common Stock on the TSE was 3,657 yen. On June 19, 2015, the closing sales price per share of Sony Corporation’s ADS on the NYSE was 29.67 U.S. dollars.

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

Directors

Under the Companies Act, because Sony Corporation has adopted the “Company with Three Committees” system, Directors have no power to execute the business of Sony Corporation except in limited circumstances as permitted by law. If a Director also serves concurrently as a Corporate Executive Officer, then he or she can execute the business of Sony Corporation in the capacity of Corporate Executive Officer. Under the Companies Act, Directors must refrain from engaging in any business competing with Sony Corporation unless approved by the Board of Directors, and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The amount of remuneration to each Director is determined by the Compensation Committee, which consists of Directors, the majority of whom are outside Directors (Refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees”). No member of the Compensation Committee may vote on a resolution with respect to his or her own compensation as a Director or a Corporate Executive Officer.

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

Under the Articles of Incorporation of Sony Corporation, year-end dividends and interim dividends may be distributed in cash to shareholders appearing in Sony Corporation’s register of shareholders as of March 31 and September 30 each year, respectively, in proportion to the number of shares of Common Stock held by each shareholder following approval by the Board of Directors or (as the case may be) the General Meeting of Shareholders. Sony Corporation is not obliged to pay any dividends in cash unclaimed for a period of five years after the date on which they first became payable.

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

If Sony Corporation has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Companies Act) by a General Meeting of Shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of the treasury stock disposed of by Sony Corporation, during the period in respect of which such interim financial statements have been prepared. Sony Corporation may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. Interim financial statements so prepared by Sony Corporation must be audited by the Audit Committee and the independent auditor, as required by the Companies Act and in accordance with the details prescribed by ordinances of the Ministry of Justice.

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

(Voting rights)

So long as Sony Corporation maintains the unit share system, a holder of shares constituting one or more units is entitled to one vote for each such unit of stock (refer to (“Unit share system”) below; currently 100 shares constitute one unit), except that no voting rights with respect to shares of capital stock of Sony Corporation are afforded to Sony Corporation or any corporate or certain other entities more than one-quarter of the total voting rights of which are directly or indirectly held by Sony Corporation. If Sony Corporation eliminates from its Articles of Incorporation the provisions relating to units of stock, holders of capital stock will have one vote for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation of Sony Corporation, a resolution can be adopted at a General Meeting of Shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Companies Act and Sony Corporation’s Articles of Incorporation provide, however, that the quorum for the election of Directors shall be one-third of the total number of voting rights of all the shareholders. Sony Corporation’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Shareholders may also exercise their voting rights by electronic means pursuant to the method designated by Sony Corporation.

The Companies Act and the Articles of Incorporation of Sony Corporation provide that in order to amend the Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from a specific party other than its subsidiaries;

(2)	consolidation of shares;

(3)	any offering of new shares or existing shares held by Sony Corporation as treasury stock at a “specially favorable” price (or any offering of stock acquisition rights to acquire shares of capital stock, or bonds with stock acquisition rights on “specially favorable” conditions) to any persons other than shareholders;

(4)	the exemption of liability of a Director, Corporate Executive Officer or independent auditor with certain exceptions;

(5)	a reduction of stated capital with certain exceptions;

(6)	a distribution of in-kind dividends which meets certain requirements;

(7)	dissolution, merger, consolidation, or corporate split with certain exceptions;

(8)	the transfer of the whole or a material part of the business;

(9)	the transfer of the whole or a part of the shares or equity interests in a subsidiary which meets certain requirements;

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

In the case of an issuance or transfer of shares or stock acquisition rights whereby any subscriber will hold more than 50% of the voting rights of all shareholders, generally Sony Corporation shall give public notice at least two weeks prior to the payment date for such issuance or transfer, and if shareholders who hold one-tenth or more of the voting rights of all shareholders dissent from the issuance or transfer of shares or stock acquisition rights, the approval by a resolution of a General Meeting of Shareholders is generally required before the payment date pursuant to the Companies Act. In addition, in the case of an issuance of shares (including a transfer of treasury shares) of Sony Corporation or its stock acquisition rights by way of an allotment to a third party which would dilute the outstanding voting shares by 25 percent or more or change the controlling shareholder, in addition to a resolution of the Board of Directors, the approval of the shareholders or an affirmative vote from a person independent of the management is generally required pursuant to the rules of the TSE. The Board of Directors or the CEO may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice is given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

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

(Record date)

March 31 is the record date for Sony Corporation’s year-end dividends, if declared. So long as Sony Corporation maintains the unit share system, shareholders who are registered as the holders of one or more unit of stock in Sony Corporation’s register of shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the Ordinary General Meeting of Shareholders with respect to the business year ending on such March 31. September 30 is the record date for interim dividends, if declared. In addition, Sony Corporation may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

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

This summary is based upon the representations of the depositary and the assumption that each obligation in the deposit agreement in relation to the ADSs dated as of October 15, 2014, and in any related agreement, will be performed in accordance with its terms.

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

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan (“non-resident Holders”) who are holders of shares of Common Stock of Sony Corporation or of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation. The information given below regarding Japanese taxation is based on the tax laws and tax treaties in force and their interpretations by the Japanese tax authorities as of June 23, 2015. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. Sony Corporation will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after such date.

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

As of the date of this document, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, and 10 percent under the income tax treaties with, among other countries, Australia, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the U.K. and the United States). Under the Treaty, the maximum rate of Japanese withholding tax that may be imposed on dividends paid by a Japanese corporation to a U.S. holder that does not own directly or indirectly at least 10 percent of the voting stock of the Japanese corporation is generally reduced to 10 percent of the gross amount actually distributed, and dividends paid by a Japanese corporation to a U.S. holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Sony Corporation to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of Common Stock by Sony Corporation is, in principle, required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance through the withholding agent to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. In this regard, a certain simplified special filing procedure is available for non-resident Holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention Regarding Relief from Japanese Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock (together with any other required forms and documents). With respect to ADSs, this reduced rate or exemption is applicable if the depositary or its agent submits two Application Forms (one before payment of dividends and the other within eight months after the record date concerning such payment of dividends). To claim this reduced rate or exemption, a non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced rate which is lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the full amount of tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. Sony Corporation does not assume any responsibility to ensure withholding at the reduced treaty rate or to ensure the absence of withholding for shareholders who would be so eligible under any applicable income tax treaty but where the required procedures as stated above are not followed.

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

United States Taxation with respect to shares of Common Stock and ADSs

The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock of Sony Corporation will be included in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the ADSs or Common Stock will be subject to taxation at a reduced rate if the dividends are “qualified dividends.” Dividends paid on the ADSs or Common Stock will be treated as qualified dividends if Sony Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). [Based on Sony Corporation’s audited financial statements and relevant market and shareholder data, Sony Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2015 taxable year.] In addition, based on Sony Corporation’s audited financial statements and Sony Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Corporation does not anticipate becoming a PFIC for the 2014 taxable year. Holders of ADSs and Common Stock of Sony Corporation should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

Subject to applicable limitations and special considerations discussed below, a U.S. holder of ADSs or Common Stock of Sony Corporation will be entitled to a credit for Japanese tax withheld in accordance with the Treaty from dividends paid by Sony Corporation. For purposes of the foreign tax credit limitation, dividends will be foreign source income, and will generally constitute “passive” income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and may not be allowed in respect of arrangements in which economic profit, after non-U.S. taxes, is insubstantial. Holders of ADSs and Common Stock of Sony Corporation should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

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

Consolidated

	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
	(Yen in billions)
Net VaR	1.3	1.3	0.9	1.0
VaR of currency exchange rate risk	1.3	1.3	0.8	1.0
VaR of interest rate risk	0.1	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Financial Services

	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
	(Yen in billions)
Net VaR	1.4	1.0	0.7	0.8
VaR of currency exchange rate risk	1.3	1.0	0.7	0.7
VaR of interest rate risk	0.1	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Sony without the Financial Services segment

	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015
	(Yen in billions)
Net VaR	0.9	0.7	0.3	0.5
VaR of currency exchange rate risk	0.9	0.7	0.3	0.5
VaR of interest rate risk	0.0	0.0	0.0	0.0
VaR of stock price risk	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not Applicable

B.	Warrants and Rights

Not Applicable

C.	Other Securities

Not Applicable

D.	American Depositary Shares

Citibank N.A. (the “Depositary”) serves as the depositary for Sony Corporation’s ADSs, having replaced JPMorgan Chase Bank, N.A. (the “predecessor depositary”) on October 15, 2014. ADS holders (“Holders”) may be required to pay various fees to the Depositary and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The following fees may at any time and from time to time be changed by agreement (the “Deposit Agreement”) between Sony Corporation and the Depositary.

Under the terms of the Deposit Agreement, Holders may have to pay the following service fees to the Depositary.

Service	Rate	By Whom Paid
Issuance of ADSs upon deposit of Sony Corporation’s Common Stock	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) issued	Person depositing Sony Corporation’s Common Stock or person receiving ADSs

Delivery of deposited securities against surrender of ADSs	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) surrendered	Person surrendering ADSs for the purpose of withdrawal of deposited securities or person to whom deposited securities are delivered

Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) held	Person to whom distribution is made

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, (ii) exercise of rights to purchase additional ADSs	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) held	Person to whom distribution is made

Distribution of securities other than ADSs or rights purchase Additional ADSs (i.e., spin-off shares)	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) held	Person to whom distribution is made

ADS Services	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary	Person holding ADSs on the applicable record date(s) established by the Depositary

The Company, Holders, beneficial owners of ADSs, persons depositing Sony Corporation’s Common Stock and persons surrendering ADSs for cancellation and for the purpose of withdrawing deposited securities shall be responsible for the following ADS charges under the term of the Deposit Agreement: (i) taxes (including applicable interest and penalties) and other governmental charges; (ii) such registration fees as may from time to time be in effect for the registration of Sony Corporation’s Common Stock or other deposited securities on the share register and applicable to transfer of Sony Corporation’s Common Stock or other deposited securities to or from the name of the custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively; (iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing Sony Corporation’s Common Stock or withdrawing deposited securities or of the Holders and beneficial owners of ADSs; (iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency; (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Sony Corporation’s Common Stock, deposited securities, ADSs and ADRs; and (vi) the fees and expenses incurred by the Depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

Direct and Indirect Payments by the Depositary to Sony

The Depositary reimburses Sony for certain expenses Sony incurs in connection with its ADR program, subject to certain ceilings. These reimbursable expenses currently include, but are not limited to, legal and accounting fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. During the period when the Depositary served as the depositary for Sony Corporation’s ADSs in the fiscal year ended March 31, 2015, such reimbursements totaled approximately 1.8 million U.S. dollars. During the period when the predecessor depositary served as the depositary for Sony Corporation’s ADSs, such reimbursements totaled approximately 1.4 million U.S. dollars.

In addition, as part of its service to Sony, the Depositary waives fees in connection with its ADR program, subject to a ceiling. These waived expenses currently include, but are not limited to, standard costs associated with the administration of the ADR program, associated operating expenses, investor relations advice and access to an internet-based tool used in Sony’s investor relations activities. During the period when the Depositary served as the depositary for Sony Corporation’s ADSs in the fiscal year ended March 31, 2015, no indirect payments were made. During the period when the predecessor depositary served as the depositary for Sony Corporation’s ADSs, the amount of such indirect payments was estimated to total 0.2 million U.S. dollars.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Item 15(a). Disclosure Controls and Procedures

Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of Sony’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of March 31, 2015. Disclosure controls and procedures require that information to be disclosed in the reports Sony files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the CEO and CFO have concluded that, as of March 31, 2015, the disclosure controls and procedures were effective at the reasonable assurance level.

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

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2015 based on the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2015.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on Sony’s internal control over financial reporting as of March 31, 2015, presented on page (F-2).

Item 15(c). Attestation Report of the Registered Public Accounting Firm

Refer to the Report of Independent Registered Public Accounting Firm on page (F-2).

Item 15(d). Changes in Internal Control over Financial Reporting

There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2015 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

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

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2014 and 2015.

	Fiscal year ended March 31
	2014	2015
	Yen in millions
Audit Fees(1)	4,299	3,919
Audit-Related Fees(2)	104	126
Tax Fees(3)	4	7
All Other Fees(4)	74	79

	4,481	4,131

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and audit services relating to benefit plans, business acquisitions and dispositions.

(3)	Tax Fees primarily consist of fees for tax advice.

(4)	All Other Fees consist of fees primarily for services rendered with respect to advisory services.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning purchases made by Sony Corporation during the fiscal year ended March 31, 2015.

Period	(a) Total number of shares purchased	(b) Average price paid per share (yen)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
April 1 — 30, 2014	2,562	1,951.65	N/A	N/A
May 1 — 31, 2014	1,793	1,738.18	N/A	N/A
June 1 — 30, 2014	3,586	1,658.02	N/A	N/A
July 1 — 31, 2014	4,830	1,708.28	N/A	N/A
August 1 — 31, 2014	3,966	1,845.22	N/A	N/A
September 1 — 30, 2014	4,790	2,008.57	N/A	N/A
October 1 — 31, 2014	2,583	1,897.50	N/A	N/A
November 1 — 30, 2014	3,407	2,298.89	N/A	N/A
December 1 — 31, 2014	4,858	2,507.29	N/A	N/A
January 1 — 31, 2015	2,714	2,545.39	N/A	N/A
February 1 — 28, 2015	3,661	3,003.35	N/A	N/A
March 1 — 31, 2015	5,776	3,290.07	N/A	N/A

Total	44,526	2,269.99	N/A	N/A

Under the Companies Act, a holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value (Refer to “B. Memorandum and Articles of Association — Capital stock — (Unit share system)” in “Item 10. Additional Information”). During the fiscal year ended March 31, 2015, Sony Corporation purchased 44,526 shares of Common Stock for a total purchase price of 101,073,386 yen upon such requests from holders of shares constituting less than one full unit.

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

Sony has adopted the “Company with Three Committees” system under the Companies Act. Sony’s Charter of the Board of Directors (attached as an exhibit 1.3 to this report) requires its board to consist of between 10 to 20 directors.

The Companies Act does not require Sony to have a majority of “independent” (in the meaning given by the NYSE Corporate Governance Standards) directors on its board; rather, it requires Sony to have a majority of “outside” directors (the definition of the term “outside” director is summarized below) on

NYSE Standards	Sony’s Corporate Governance Practices
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

“Outside” director is defined in the Companies Act as a person who satisfies all of the requirements (i) through (v) below:

(i) a person who is not a director of Sony Corporation or any of its subsidiaries engaged in the business operations of Sony Corporation or such subsidiaries, as the case may be, or a Corporate Executive Officer or general manager or other employee (“Group Executive Director, etc.”) of Sony Corporation or any of its subsidiaries and who has not been a Group Executive Director, etc. of Sony Corporation or any of its subsidiaries for ten years prior to assuming his/her office; (ii) if a person who has been a director, accounting counselor or corporate auditor of Sony Corporation or any of its subsidiaries (excluding a person who has been a Group Executive Director, etc.) at the time within ten years prior to assuming his/her office, a person who has not been a Group Executive Director, etc. of Sony Corporation or any of its subsidiaries for ten years prior to assuming his/her office as a director, an accounting counselor, or a corporate auditor; (iii) a person who is not a director or a Corporate Executive Officer or general manager or other employee of a parent company or any entity which controls the management of Sony Corporation; (iv) a person who is not a Group Executive Director, etc. of a direct/indirect subsidiary of Sony Corporation or any entity the management of which is directly or indirectly controlled by Sony Corporation; and (v) a person who is not a spouse or relative within the second degree of kinship of a director or a Corporate Executive Officer or general manager or other employee of Sony Corporation.

Under the Companies Act, a director’s status as an “outside” director is unaffected by the director’s compensation, his or her affiliation with business partners, or the board’s affirmative determination of independence. On the other hand, under the Companies Act, a director who has had a career as a management director, corporate executive officer, or other employee of the company, its subsidiaries or other group companies is by definition not an “outside” director.

Sony’s Charter of the Board of Directors includes a provision requiring that each “outside” director:

(i) Shall not have received directly from Sony Group, during any consecutive 12-month period within the

NYSE Standards	Sony’s Corporate Governance Practices

last three years, more than an amount equivalent to 120,000 U.S. dollars, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(ii) Shall not be a director, a statutory auditor, a corporate executive officer, a general manager or other employee of any company whose aggregate amount of transactions with Sony Group, in any of the last three fiscal years, exceeds the greater of an amount equivalent to 1,000,000 U.S. dollars, or 2 percent of the annual consolidated sales of such company; and

(iii) Shall not be, or shall not have been, a director engaged in the business operation, a corporate executive officer, an accounting counselor, a general manager or other employee of Sony or its subsidiaries*. (* This provision of the Charter is based on the definition of “outside” director under the Companies Act.)

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

(1)    A person for which the listed company is a major client or a person who executes business of a person for which the listed company is a major client;

(2)    A major client of the listed company or a person who executes business of a major client of the listed company;

(3)    A consultant, accounting professional, or legal professional (or, if such consultant, accounting professional, or legal professional is a juridical person, a member of such juridical person) of the listed company who receives a large amount of money or other consideration other than remuneration for directorship/auditorship from such listed company;

NYSE Standards	Sony’s Corporate Governance Practices

(4)    A person who has fallen in any of categories (a) through (d) listed below until recently:

        (a)    A person who falls in any of (1) through (3) listed above;

        (b)    A person who executes business of a parent company of the listed company or a director who does not execute business of a parent company of the listed company;

        (c)    A corporate auditor of a parent company of the listed company; or

        (d)    A person who executes business of a fellow subsidiary of the listed company.

(5)    A close relative of a person who falls in any of categories (a) through (h) listed below (only if such person is significant):

        (a)    A person who falls in any of (1) through (4) listed above;

        (b)    An accounting counselor of the listed company;

        (c)    A person who executes business of a subsidiary of the listed company;

        (d)    A director who does not execute business of a subsidiary of the listed company or an accounting counselor of a subsidiary of the listed company;

        (e)    A person who executes business of a parent company of the listed company or a director who does not execute business of a parent company of the listed company;

        (f)     A corporate auditor of a parent company of the listed company;

        (g)    A person who executes business of a fellow subsidiary of the listed company; or

        (h)    A person who has fallen in any of categories (b) through (d) listed above or a person who has executed business of the listed company until recently.

As of June 23, 2015, 9 of the 12 members of Sony’s Board of Directors qualified as “outside” directors. In addition, all 9 “outside” directors are qualified and designated as “Independent Directors” under the Securities Listing Regulations of the Tokyo Stock Exchange.

NYSE Standards	Sony’s Corporate Governance Practices
Executive Sessions. Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	An “outside” director, as defined under the Companies Act, is equivalent to a “non-management director” under the NYSE rules because an “outside” director does not engage in the execution of business operations of the company. Neither the Companies Act nor Sony’s Charter of the Board of Directors requires non-management directors to meet regularly without management and nothing requires outside directors to meet alone in an executive session at least once a year.

Nominating/Corporate Governance Committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Sony’s Nominating Committee consists of at least three directors. Under the Companies Act, the Committee is responsible for determining the contents of proposals regarding the appointment and dismissal of directors to be submitted for approval to the shareholders’ meeting. Unlike listed U.S. companies under NYSE rules, it is not responsible for developing governance guidelines or overseeing the evaluation of the board and management. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. Sony’s Charter of the Board of Directors requires at least one of the directors on the Committee to be a corporate executive officer.

Compensation Committee. A compensation committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. In addition, in accordance with the SEC rules adopted pursuant to Section 952 of the Dodd-Frank Act, NYSE listing standards expanded the factors relevant in determining whether a committee member has a relationship to the company that will materially affect that member’s duties to the compensation committee and provided compensation committees the authority to engage compensation advisers. Additionally, the committee may obtain or retain the advice of a compensation adviser only after taking into consideration all factors relevant to determining that adviser’s independence from management, unless the adviser’s role is (i) limited to consulting on a generally applicable broad-based plan or (ii) is providing information that is not customized for the issuer or is not customized by the adviser and about which the adviser does not provide advice.	Sony’s Compensation Committee consists of at least three directors. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. Sony’s Charter of the Board of Directors recommends that at least one of the directors on the Committee be a corporate executive officer. The Charter prohibits the CEO and/or the COO (or a person at any equivalent position) from serving on the Compensation Committee. Under the Companies Act, the Committee is responsible for, among others, determining the compensation of each director and corporate executive officer.

NYSE Standards	Sony’s Corporate Governance Practices
Audit Committee. An audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act is required. The committee must have at least three members. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee and the duties and responsibilities of the committee.	Sony’s Audit Committee consists of at least three directors. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. In addition, pursuant to the Companies Act, no member of the Committee shall be a director of the company or any of its subsidiaries who is engaged in the business operations of the company or such subsidiary, as the case may be, or a corporate executive officer of the company or any of its subsidiaries, or an accounting counselor, general manager or other employee of any of such subsidiaries. Sony’s Charter of the Board of Directors also requires each member of the Audit Committee to meet the independence requirements of the applicable U.S. securities laws and regulations, and requires at least one member to meet the audit committee financial expert requirements. Currently, all the members of Sony’s Audit Committee are also “independent” as defined in the NYSE Corporate Governance Standards, and two members of the Committee are qualified as audit committee financial experts. Sony’s Charter of the Board of Directors discourages any Audit Committee member from concurrently being a member of other Committees.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under the Companies Act, if Sony wishes to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions, except where all of its shareholders are granted rights to subscribe for such stock acquisition rights or such stock acquisition rights are gratuitously allocated to all of its shareholders, each on a pro rata basis, then Sony must obtain shareholder approval by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights of all of its shareholders and the approval by at least two-thirds of the number of voting rights of all the shareholders represented at the meeting is required under Sony’s Articles of Incorporation.

Corporate Governance Guidelines. Corporate governance guidelines must be adopted and disclosed.	Sony is required to disclose the status of its corporate governance under the Companies Act, Financial Instruments and Exchange Act and its related regulations, and the Securities Listing Regulations of the Tokyo Stock Exchange; however, Sony does not have corporate governance guidelines that cover all the requirements described in the NYSE Corporate Governance Standards, as many of the provisions do

NYSE Standards	Sony’s Corporate Governance Practices

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

The code’s content covers principal items described in the NYSE Corporate Governance Standards.

Item 16H.	Mine Safety Disclosure

Not Applicable

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

Refer to the consolidated financial statements.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Articles of Incorporation of Sony Corporation, as amended (English Translation)

1.2	Share Handling Regulations (English Translation), incorporated by reference to Exhibit 1.2 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010

1.3	Charter of the Board of Directors, as amended (English Translation)

8.1	Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2015: Incorporated by reference to “Business Overview” and “Organizational Structure” in “Item 4. Information on the Company”

12.1	302 Certification

12.2	302 Certification

13.1	906 Certification

15.1	Consent of PricewaterhouseCoopers Aarata

101.1	XBRL INSTANCE DOCUMENT

101.1	XBRL TAXONOMY EXTENSION SCHEMA

101.1	XBRL TAXONOMY EXTENSION CALCULATION LINKBASE

101.1	XBRL TAXONOMY EXTENSION DEFINITION LINKBASE

101.1	XBRL TAXONOMY EXTENSION LABEL LINKBASE

101.1	XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY CORPORATION
(Registrant)

By:	/s/ KENICHIRO YOSHIDA

(Signature)
Kenichiro Yoshida
Executive Deputy President and Chief Financial Officer

Date: June 23, 2015

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly in all material respects, the financial position of Sony Corporation and its subsidiaries (the “Company”) at March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

May 25, 2015

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets

March 31

	Yen in millions
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	1,046,466	949,413
Marketable securities	832,566	936,731
Notes and accounts receivable, trade	946,553	986,500
Allowance for doubtful accounts and sales returns	(75,513)	(86,598)
Inventories	733,943	665,432
Other receivables	224,630	231,947
Deferred income taxes	53,068	47,788
Prepaid expenses and other current assets	443,173	466,688
Total current assets	4,204,886	4,197,901
Film costs	275,799	305,232
Investments and advances:
Affiliated companies	181,263	171,063
Securities investments and other	7,737,748	8,360,290
	7,919,011	8,531,353
Property, plant and equipment:
Land	125,890	123,629
Buildings	674,841	679,125
Machinery and equipment	1,705,774	1,764,241
Construction in progress	39,771	35,786
	2,546,276	2,602,781
Less — Accumulated depreciation	1,796,266	1,863,496
	750,010	739,285
Other assets:
Intangibles, net	675,663	642,361
Goodwill	691,803	561,255
Deferred insurance acquisition costs	497,772	520,571
Deferred income taxes	105,442	89,637
Other	213,334	246,736
	2,184,014	2,060,560
Total assets	15,333,720	15,834,331

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2014	2015
LIABILITIES
Current liabilities:
Short-term borrowings	111,836	62,008
Current portion of long-term debt	265,918	159,517
Notes and accounts payable, trade	712,829	622,215
Accounts payable, other and accrued expenses	1,175,413	1,374,099
Accrued income and other taxes	81,842	98,414
Deposits from customers in the banking business	1,890,023	1,872,965
Other	545,753	556,372
Total current liabilities	4,783,614	4,745,590
Long-term debt	916,648	712,087
Accrued pension and severance costs	284,963	298,753
Deferred income taxes	410,896	445,876
Future insurance policy benefits and other	3,824,572	4,122,372
Policyholders’ account in the life insurance business	2,023,472	2,259,514
Other	302,299	316,422
Total liabilities	12,546,464	12,900,614
Redeemable noncontrolling interest	4,115	5,248
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value —
2014 — Shares authorized: 3,600,000,000; shares issued: 1,044,707,767	646,654
2015 — Shares authorized: 3,600,000,000; shares issued: 1,169,773,260		707,038
Additional paid-in capital	1,127,090	1,185,777
Retained earnings	940,262	813,765
Accumulated other comprehensive income —
Unrealized gains on securities, net	127,509	154,153
Pension liability adjustment	(180,039)	(201,131)
Foreign currency translation adjustments	(399,055)	(338,305)
	(451,585)	(385,283)
Treasury stock, at cost
Common stock
2014 — 1,026,618 shares	(4,284)
2015 — 1,031,323 shares		(4,220)
	2,258,137	2,317,077
Noncontrolling interests	525,004	611,392
Total equity	2,783,141	2,928,469
Total liabilities and equity	15,333,720	15,834,331

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2013	2014	2015
Sales and operating revenue:
Net sales	5,691,216	6,682,274	7,035,537
Financial services revenue	999,276	988,944	1,077,604
Other operating revenue	105,012	96,048	102,739
	6,795,504	7,767,266	8,215,880
Costs and expenses:
Cost of sales	4,485,425	5,140,053	5,275,144
Selling, general and administrative	1,457,626	1,728,520	1,811,461
Financial services expenses	854,221	816,158	882,990
Other operating (income) expense, net	(235,219)	48,666	181,658
	6,562,053	7,733,397	8,151,253
Equity in net income (loss) of affiliated companies	(6,948)	(7,374)	3,921
Operating income	226,503	26,495	68,548
Other income:
Interest and dividends	21,987	16,652	12,887
Gain on sale of securities investments, net	41,781	12,049	8,714
Other	4,888	13,752	3,475
	68,656	42,453	25,076
Other expenses:
Interest	26,657	23,460	23,600
Foreign exchange loss, net	10,360	9,224	20,533
Other	16,058	10,523	9,762
	53,075	43,207	53,895
Income before income taxes	242,084	25,741	39,729
Income taxes:
Current	75,734	101,243	80,751
Deferred	64,664	(6,661)	7,982
	140,398	94,582	88,733
Net income (loss)	101,686	(68,841)	(49,004)
Less — Net income attributable to noncontrolling interests	60,146	59,528	76,976
Net income (loss) attributable to Sony Corporation’s stockholders	41,540	(128,369)	(125,980)

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income (Continued)

	Yen
	2013	2014	2015
Per share data:
Common stock
Net income (loss) attributable to Sony Corporation’s stockholders
— Basic	41.32	(124.99)	(113.04)
— Diluted	38.79	(124.99)	(113.04)
Cash dividends	25.00	25.00	—

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Fiscal year ended March 31

	Yen in millions
	2013	2014	2015
Net income (loss)	101,686	(68,841)	(49,004)
Other comprehensive income, net of tax —
Unrealized gains on securities	68,609	19,310	38,718
Unrealized gains on derivative instruments	308	742	—
Pension liability adjustment	(6,623)	11,883	(21,187)
Foreign currency translation adjustments	161,818	158,884	65,790
Total comprehensive income	325,798	121,978	34,317
Less — Comprehensive income attributable to noncontrolling interests	82,619	62,437	93,995
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	243,179	59,541	(59,678)

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal year ended March 31

	Yen in millions
	2013	2014	2015
Cash flows from operating activities:
Net income (loss)	101,686	(68,841)	(49,004)
Adjustments to reconcile net income (loss) to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs	376,735	376,695	354,624
Amortization of film costs	208,051	285,673	272,941
Accrual for pension and severance costs, less payments	(16,669)	(38,131)	9,638
Other operating (income) expense, net	(235,219)	48,666	181,658
Gain on sale or devaluation of securities investments, net	(34,057)	(10,401)	(7,916)
Gain on revaluation of marketable securities held in the financial services business for trading purposes, net	(72,633)	(58,608)	(100,729)
Gain on revaluation or impairment of securities investments held in the financial services business, net	(5,689)	(3,688)	(1,397)
Deferred income taxes	64,664	(6,661)	7,982
Equity in net (income) loss of affiliated companies, net of dividends	8,819	10,022	2,269
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	55,712	(29,027)	33,843
Decrease in inventories	56,987	20,248	113,485
Increase in film costs	(173,654)	(266,870)	(252,403)
Increase (decrease) in notes and accounts payable, trade	(206,621)	103,379	(118,577)
Increase (decrease) in accrued income and other taxes	12,446	(3,110)	(11,033)
Increase in future insurance policy benefits and other	434,786	391,541	460,336
Increase in deferred insurance acquisition costs	(73,967)	(77,656)	(79,861)
Increase in marketable securities held in the financial services business for trading purposes	(25,254)	(33,803)	(51,565)
(Increase) decrease in other current assets	91,762	(48,115)	16,276
Increase (decrease) in other current liabilities	(55,830)	58,656	86,718
Other	(35,890)	14,147	(112,645)
Net cash provided by operating activities	476,165	664,116	754,640

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2013	2014	2015
Cash flows from investing activities:
Payments for purchases of fixed assets	(326,490)	(283,457)	(215,916)
Proceeds from sales of fixed assets	245,758	99,694	36,777
Payments for investments and advances by financial services business	(1,046,764)	(1,032,594)	(960,045)
Payments for investments and advances (other than financial services business)	(92,364)	(14,892)	(20,029)
Proceeds from sales or return of investments and collections of advances by financial services business	400,654	426,621	482,537
Proceeds from sales or return of investments and collections of advances (other than financial services business)	78,010	75,417	49,479
Proceeds from sales of businesses	52,756	15,016	93
Other	(16,840)	3,693	(12,532)
Net cash used in investing activities	(705,280)	(710,502)	(639,636)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	159,781	178,935	18,507
Payments of long-term debt	(326,164)	(164,540)	(258,102)
Increase (decrease) in short-term borrowings, net	(29,683)	25,183	(51,013)
Increase in deposits from customers in the financial services business, net	237,908	238,828	57,464
Proceeds from issuance of convertible bonds	150,000	—	—
Dividends paid	(25,057)	(25,643)	(13,160)
Payment for purchase of So-net shares from noncontrolling interests	(55,178)	—	—
Other	(23,079)	(44,886)	(16,891)
Net cash provided by (used in) financing activities	88,528	207,877	(263,195)
Effect of exchange rate changes on cash and cash equivalents	72,372	58,614	51,138
Net increase (decrease) in cash and cash equivalents	(68,215)	220,105	(97,053)
Cash and cash equivalents at beginning of the fiscal year	894,576	826,361	1,046,466
Cash and cash equivalents at end of the fiscal year	826,361	1,046,466	949,413
Supplemental data:
Cash paid during the fiscal year for —
Income taxes	90,991	101,091	97,775
Interest	24,161	23,819	21,982
Non-cash investing and financing activities —
Conversion of convertible bonds	—	31,220	118,780
Obtaining assets by entering into capital leases	10,025	82,260	10,714
Share exchange for So-net remaining noncontrolling interests	7,005	—	—
Collections of deferred proceeds from sales of receivables —	20,608	35,196	22,512

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

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	646,654	1,127,090	940,262	(451,585)	(4,284)	2,258,137	525,004	2,783,141
Exercise of stock acquisition rights	994	994				1,988		1,988
Conversion of zero coupon convertible bonds	59,390	59,390				118,780		118,780
Stock-based compensation		873				873		873
Comprehensive income:
Net income (loss)			(125,980)			(125,980)	76,976	(49,004)
Other comprehensive income, net of tax —
Unrealized gains on securities				26,644		26,644	12,074	38,718
Pension liability adjustment				(21,092)		(21,092)	(95)	(21,187)
Foreign currency translation adjustments				60,750		60,750	5,040	65,790

Total comprehensive income (loss)						(59,678)	93,995	34,317

Stock issue costs, net of tax			(517)			(517)		(517)
Dividends declared			—			—	(14,108)	(14,108)
Purchase of treasury stock					(101)	(101)		(101)
Reissuance of treasury stock		(99)			165	66		66
Transactions with noncontrolling interests shareholders and other		(2,471)				(2,471)	6,501	4,030

Balance at March 31, 2015	707,038	1,185,777	813,765	(385,283)	(4,220)	2,317,077	611,392	2,928,469

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

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate fiscal year end exchange rates and all income and expense accounts are translated at exchange rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income. Upon remeasurement of a previously held equity interest in accordance with the accounting guidance for business combinations achieved in stages, accumulated translation adjustments, if any, are included in earnings.

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

Allowance for doubtful accounts -

Sony maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Sony reviews accounts receivable by amounts due from customers which are past due to identify specific customers with known disputes or collectability issues. In determining the amount of the reserve, Sony makes judgments about the creditworthiness of customers based on past collection experience and ongoing credit risk evaluations.

Inventories -

Inventories in the Mobile Communications (“MC”), Game & Network Services (“G&NS”), Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”), Devices and Music segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of market, cost being

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis. The market value of inventory is determined as the net realizable value – i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal. Sony does not consider a normal profit margin when calculating the net realizable value.

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

Goodwill and other intangible assets -

Goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill and indefinite lived intangible assets for impairment, Sony has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit and indefinite lived intangible asset is less than its carrying amount. Reporting units are Sony’s operating segments or one level below the operating segments. If Sony determines that it is not more likely than not that the fair value of a reporting unit and indefinite lived intangible assets are less than its carrying amount, no additional tests to assess goodwill and indefinite lived intangible assets for impairment are required to be performed. However, if Sony concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. In the fiscal year ended March 31, 2015, Sony elected not to perform the aforementioned qualitative assessment of goodwill and instead proceeded directly to the quantitative impairment test.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Certain subsidiaries in the MC, G&NS, IP&S and HE&S segments offer extended warranty programs. The consideration received for extended warranty service is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

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

Impairment of long-lived assets -

Sony reviews the recoverability of the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicate that the individual carrying amount of an asset or asset group may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the cash flows are determined to be less than the carrying value of the asset or asset group, an impairment loss would be recognized during the period for the amount by which the carrying value of the asset or asset group exceeds estimated fair value. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell and are not depreciated. Fair value is determined using the present value of estimated net cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

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

Transfers between levels are deemed to have occurred at the beginning of the interim period in which the transfers occur.

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

Revenue recognition -

Revenues from sales in the MC, G&NS, IP&S, HE&S, Devices and Music segments are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Revenues from sales in the Pictures segment are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured. Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television product for pay and free television exhibition and other markets are recognized when the product is available for exploitation by the licensee and when any restrictions regarding the use of the product lapse. For home entertainment distribution, revenues from the sale of DVDs and Blu-ray DiscTM, net of anticipated returns and sales incentives, are recognized when the product is available for sale to the public, and revenues from electronic sell-through and video-on-demand are recognized when the product is made available for viewing via digital distribution platforms. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired. Revenues from subscription fees received by television networks are recognized when the service is provided.

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

Consideration given to a customer or a reseller -

Sales incentives or other cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2013, 2014 and 2015, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expenses totaled 14,643 million yen, 12,112 million yen and 10,503 million yen, respectively.

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

(2)	Recently adopted accounting pronouncements

Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date -

In February 2013, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors, plus any additional amount the reporting entity expects to pay on behalf of its co-obligors. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity -

In March 2013, the FASB issued new accounting guidance for the parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The guidance resolved diversity in practice and clarifies the applicable guidance for the release of the cumulative translation adjustment when the parent sells a part or all of its investment in a foreign entity, ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity, or obtains control in a business combination achieved in stages involving an equity method investment that is a foreign entity. After adoption of this guidance, any accumulated translation adjustments associated with a previously held equity interest are included in earnings in a business combination achieved in stages. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists -

In July 2013, the FASB issued new accounting guidance for the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance requires an unrecognized tax benefit to be presented as a reduction to a deferred tax asset for a net operating loss, a similar tax loss, or a tax credit carryforward if certain criteria are met. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Repurchase-to-maturity transactions and repurchase financings -

In June 2014, the FASB issued new accounting guidance for the accounting and disclosure of repurchase-to-maturity transactions and repurchase financings. The guidance requires that repurchase-to-maturity transactions be accounted for as secured borrowings, and requires that a transfer of a financial asset and a repurchase agreement executed contemporaneously be accounted for separately. The guidance also requires additional disclosures about certain transferred financial assets accounted for as sales and certain transactions accounted for as secured borrowings. The guidance was effective for Sony as of January 1, 2015, except for the disclosure for transactions accounted for as secured borrowings, and did not have a material impact on Sony’s results of operations and financial position. The guidance for the disclosure of transactions accounted for as secured borrowings is effective for Sony as of April 1, 2015. Since this guidance will only impact disclosures, the adoption will have no impact on Sony’s results of operations and financial position.

(3)	Recent accounting pronouncements not yet adopted

Reporting discontinued operations and disclosures of disposals of components of an entity -

In April 2014, the FASB issued new accounting guidance that changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations. Under the new guidance, only disposals representing a strategic shift in operations that has, or will have, a major effect on the entity’s operations and financial results should be presented as discontinued operations. Additionally, the revised guidance requires additional disclosures for discontinued operations as well as for disposals of significant components of an entity that do not qualify for discontinued operations presentation. This guidance is effective for Sony as of April 1, 2015. The effect of this guidance will depend on the nature and significance of transactions after the adoption date.

Revenue from contracts with customers -

In May 2014, the FASB issued new accounting guidance addressing revenue recognition which will supersede the current revenue recognition requirements, including most industry-specific guidance. The guidance

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled to in exchange for those goods or services. The guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. This guidance will be effective for Sony as of April 1, 2017. The effect of this guidance is being evaluated for the impact it will have on Sony’s results of operations and financial position.

Amendments to the consolidation analysis -

In February 2015, the FASB issued new accounting guidance that changes how companies evaluate entities for consolidation. The changes primarily relate to (i) the identification of variable interests related to fees paid to decision makers or service providers, (ii) how entities determine whether limited partnerships or similar entities are variable interest entities, (iii) how related parties and de facto agents are considered in the primary beneficiary determination, and (iv) the elimination of the presumption that a general partner controls a limited partnership. This guidance will be effective for Sony as of April 1, 2016. The effect of this guidance is being evaluated for the impact it will have on Sony’s results of operations and financial position.

Simplifying the presentation of debt issuance costs -

In April 2015, the FASB issued new accounting guidance for the presentation of debt issuance costs. Under the new guidance, debt issuance costs related to a recognized debt liability are to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the new guidance. This guidance will be effective for Sony as of April 1, 2016. The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Customer’s accounting for fees paid in a cloud computing arrangement -

In April 2015, the FASB issued new accounting guidance for fee paid in a cloud computing arrangement. The guidance requires entities to account for a cloud computing arrangement that includes a software license element in a manner consistent with the acquisition of other software licenses. A cloud computing arrangements without a software license element is to be accounted for as a service contract. This guidance does not affect the accounting for service contracts by a customer. This guidance will be effective for Sony as of April 1, 2016. The effect of this guidance is being evaluated for the impact it will have on Sony’s results of operations and financial position.

Disclosures for investments in certain entities that calculate net asset value per share -

In May 2015, the FASB issued new accounting guidance removing the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient, and limits those disclosures to investments for which the entity has elected to measure fair value using that practical expedient. This guidance will be effective for Sony as of April 1, 2016. Since this guidance will only impact disclosures, the adoption will have no impact on Sony’s results of operations and financial position.

Disclosures for short-duration insurance contracts -

In May 2015, the FASB issued new accounting guidance for disclosures relating to short-duration insurance contracts. This guidance requires additional information to be disclosed related to the liability for unpaid claims and claim adjustment expenses and significant changes in methodologies and assumptions used for annual reporting periods. This guidance will be effective for Sony as of April 1, 2016. Since this guidance will only impact disclosures, the adoption will have no impact on Sony’s results of operations and financial position.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(4)	Reclassifications

Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2013 and 2014 have been made to conform to the presentation for the fiscal year ended March 31, 2015.

(5)	Out-of-period adjustment

For the fiscal year ended March 31, 2015, Sony recorded an out-of-period adjustment to correct an error in the amounts of revenue and certain capitalizable assets being recorded at a subsidiary. The error began in the fiscal year ended March 31, 2012 and continued until it was identified by Sony during the fiscal year ended March 31, 2015. The adjustment, which related entirely to All Other, impacted net sales, cost of sales, and selling, general and administrative expenses, and, in the aggregate, decreased income before income taxes in the consolidated statements of income by 5,104 million yen for the fiscal year ended March 31, 2015. Sony determined that the adjustment was not material to the consolidated financial statements for any prior annual or interim periods and for the year ended March 31, 2015.

3.	Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2014	2015
Finished products	495,865	468,408
Work in process	85,361	96,700
Raw materials, purchased components and supplies	152,717	100,324

Inventories	733,943	665,432

4.	Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2014	2015
Motion picture productions:
Released	98,645	89,993
Completed and not released	37,720	4,498
In production and development	63,910	106,240
Television productions:
Released	56,461	78,510
In production and development	2,664	2,952
Broadcasting rights	48,798	69,223
Less: current portion of broadcasting rights included in inventories	(32,399)	(46,184)

Film costs	275,799	305,232

Sony estimates that approximately 91% of the unamortized film costs of released motion picture and television productions at March 31, 2015 will be amortized within the next three years. Approximately 107

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

billion yen of completed film costs are expected to be amortized during the next twelve months. Approximately 150 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5.	Investments in affiliated companies

Sony accounts for its investments in affiliated companies over which Sony has significant influence under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than a minor influence over the operation of the investee exists (generally through more than 3-5% ownership).

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions
	March 31
	2014	2015
Current assets	307,726	280,485
Noncurrent assets	716,159	770,847
Current liabilities	235,618	208,271
Noncurrent liabilities and noncontrolling interests	501,893	657,865
Percentage of ownership in equity investees	20%-50%	20%-50%

Statements of Income

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Net revenues	193,405	306,383	308,399
Operating income (loss)	(14,759)	(1,064)	34,962
Net income (loss) attributable to controlling interests	(26,026)	(15,195)	(5,461)
Percentage of ownership in equity investees	20%-50%	20%-50%	20%-50%

On June 29, 2012, an investor group which included a wholly-owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing for total consideration of 2.2 billion U.S. dollars. Sony invested 320 million U.S. dollars in DHP, through Nile Acquisition LLC, for a 39.8% equity interest. Nile Acquisition LLC is a joint venture with the third party investor of Sony’s U.S. based music publishing subsidiary in which Sony holds a 74.9% ownership interest. Sony accounts for its interest in DHP under the equity method. In addition, DHP entered into an agreement with Sony’s U.S. based music publishing subsidiary in which the subsidiary provides administration services to DHP. DHP was determined to be a variable interest entity as described in Note 23.

On February 25, 2013, Sony sold 95,000 shares of its 886,908 shares in its consolidated subsidiary M3, Inc. (“M3”) to a third party for cash consideration of 14,236 million yen, which is included within other in the investing activities section of the consolidated statements of cash flows. In connection with the sale, Sony deconsolidated M3 as its share ownership fell to 49.8% of the issued and outstanding shares of M3 and recorded

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

a gain of 122,160 million yen in other operating (income) loss, net in the consolidated statements of income for the fiscal year ended March 31, 2013. Of this gain, 117,216 million yen related to the remeasurement to fair value, using M3’s closing stock price on the date of the sale, of Sony’s remaining shares in M3. On September 17, 2013, Sony sold an additional 155,000 shares of M3 (9.75% of the issued and outstanding shares of M3) to a third party for cash consideration of 37,799 million yen, which is included within other in the investing activities section of the consolidated statements of cash flows. In connection with the sale, Sony recorded a gain of 12,793 million yen in other operating (income) expense, net in the consolidated statements of income for the fiscal year ended March 31, 2014. Although Sony’s ownership has decreased to 39.38% due to the above-mentioned sales and M3’s subsequent issuance of additional common stock, Sony remains a major shareholder of M3 and will continue to pursue opportunities to collaborate with M3 in certain business areas, including medical. Sony accounts for its remaining interest in M3 under the equity method.

The carrying value of Sony’s investment in M3 exceeded its proportionate share in the underlying net assets of M3 by 88,559 million yen at March 31, 2015. The excess is substantially attributable to the remeasurement to fair value of the remaining shares of M3, and allocated to identifiable tangible and intangible assets. The intangible assets relate primarily to M3’s medical web-portal. The unassigned residual value of the excess is recognized as goodwill as a component of the investment balance. The amounts allocated to intangible assets are amortized net of the related tax effects to equity in net income (loss) of affiliated companies over their respective estimated useful lives, principally 10 years, using the straight-line method.

With the exception of M3 as described above, there was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2014 and 2015.

With the exception of the investment in M3, which is quoted on the Tokyo Stock Exchange and has a carrying value and fair value as of March 31, 2015 of 106,377 million yen and 324,950 million yen respectively, there were no affiliated companies accounted for under the equity method with a market quotation as of March 31, 2014 and 2015.

The number of affiliated companies accounted for under the equity method as of March 31, 2014 and 2015 were 107 and 98, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below. There are no other material transactions or account balances with any other related parties.

	Yen in millions
	March 31
	2014	2015
Accounts receivable, trade	8,271	8,350
Accounts payable, trade	1,030	1,887
Capital lease obligations	71,345	50,001

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Sales	18,565	23,647	29,393
Purchases	1,725	1,533	1,498
Lease payments	25,523	38,919	36,642

Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFI Leasing Company, Limited (“SFIL”), a leasing company in Japan, in the fiscal years ended March 31, 2013, 2014 and 2015. SFIL is accounted for under the equity method and is 34% owned by Sony. Refer to Note 8.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2013, 2014 and 2015 were 2,360 million yen, 2,840 million yen and 6,149 million yen, respectively.

6.	Transfer of financial assets

The below transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. Gains and losses from these transactions, other than as described below, were insignificant, and although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant. Other than the cash proceeds from the sales below, net cash flows related to these transactions, including servicing fees, for the fiscal years ended March 31, 2013, 2014 and 2015 were insignificant. Certain programs require that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. The portion of the sales proceeds held back and deferred are initially recorded at estimated fair value using a discounted cash flow model and are included in other current assets and other long term assets. The significant assumptions used in valuing the deferred proceeds are the discount rate, the timing and amount of the cash flows.

In August 2014, Sony terminated an accounts receivable sales program within the electronics business in the United States whereby a subsidiary could sell up to 150 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank. The program required that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. As of March 31, 2014, deferred proceeds totaled 6,405 million yen. Sony includes collections on deferred proceeds as cash flows within operating activities in the consolidated statements of cash flows when the receivables are the result of operating activities and the associated interest rate risk is insignificant due to their short term nature. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Total trade receivables sold	355,872	247,863	50,400
Deferred proceeds	8,098	36,678	16,150
Collections of deferred proceeds	20,608	35,196	22,512

During the fiscal year ended March 31, 2014, Sony established an accounts receivable sales program in the United States whereby a subsidiary in the Pictures segment can sell up to 596 million U.S. dollars of eligible trade accounts receivables in the aggregate to a commercial bank. Sony recognized a gain within other income from sales of accounts receivable under this program for the fiscal year ended March 31, 2014 of 1,394 million yen. The program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser, and the deferred proceeds totaled 22,188 million yen and 30,893 million yen as of March 31, 2014 and 2015, respectively. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal years ended March 31, 2014 and 2015 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2014	2015
Total trade receivables sold	53,720	4,237
Deferred proceeds	22,188	4,237
Collections of deferred proceeds	—	—

Sony has established several accounts receivable sales programs within the electronics business in Japan whereby Sony can sell up to 107,990 million yen of eligible trade accounts receivables in the aggregate at any

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

one time. Through these programs, Sony can sell receivables to a commercial bank or a special purpose entity associated with a sponsor bank. Sony can sell receivables in which the agreed upon original due dates are no more than 360 days after the sales of receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2013, 2014 and 2015 were 105,888 million yen, 75,808 million yen and 35,607 million yen, respectively.

Sony has established several accounts receivable sales programs in the Financial Services segment whereby a subsidiary can sell up to 24,000 million yen of eligible receivables in the aggregate at any one time. Through these programs, the subsidiary can sell receivables to special purpose entities owned and operated by commercial banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. Total receivables sold during the fiscal years ended March 31, 2013 and 2014 were 89,700 million yen and 1,950 million yen respectively. During the fiscal year ended March 31, 2015, there were no receivables sold under these programs.

Sony has established several accounts receivable sales programs within the electronics business whereby Sony can sell eligible trade accounts receivables held by certain subsidiaries in Europe denominated in several currencies, primarily the euro, and held by certain subsidiaries in North America and Latin America denominated in several currencies, primarily the U.S. dollar and Brazilian real, respectively. Through these programs Sony can sell receivables on an uncommitted basis to a commercial bank or a special purpose entity associated with a sponsor bank. The maximum receivables that may be sold at any one time in the aggregate translates into approximately 222,000 million yen as of March 31, 2015. Sony can sell receivables in which the agreed upon original due dates are no more than 360 days after the date the receivables are sold. Total receivables sold during the fiscal years ended March 31, 2013, 2014 and 2015 were 66,020 million yen, 384,606 million yen and 542,946 million yen, respectively.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

7.	Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2014				March 31, 2015
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,130,397	113,684	(28)	1,244,053	1,074,900	147,274	(80)	1,222,094
Japanese local government bonds	62,670	468	(7)	63,131	66,442	465	(16)	66,891
Japanese corporate bonds	168,275	984	(8)	169,251	108,109	767	(7)	108,869
Foreign government bonds	27,587	3,684	(17)	31,254	34,168	7,397	(111)	41,454
Foreign corporate bonds	434,570	16,547	(182)	450,935	452,145	13,645	(942)	464,848

	1,823,499	135,367	(242)	1,958,624	1,735,764	169,548	(1,156)	1,904,156

Equity securities	84,074	91,977	(34)	176,017	73,411	127,322	(741)	199,992

Held-to-maturity securities:
Japanese national government bonds	4,398,018	418,845	(3)	4,816,860	4,846,986	819,386	(103)	5,666,269
Japanese local government bonds	6,222	373	—	6,595	4,996	428	—	5,424
Japanese corporate bonds	28,030	2,705	—	30,735	26,848	4,501	—	31,349
Foreign government bonds	16,359	847	(1)	17,205	32,682	11,534	—	44,216
Foreign corporate bonds	56,284	19	—	56,303	57,783	25	—	57,808

	4,504,913	422,789	(4)	4,927,698	4,969,295	835,874	(103)	5,805,066

Total	6,412,486	650,133	(280)	7,062,339	6,778,470	1,132,744	(2,000)	7,909,214

The following table presents the cost and fair value of debt securities classified as available-for-sale securities and held-to-maturity securities by contractual maturity:

	Yen in millions
	March 31, 2015
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair Value	Cost	Fair Value
Due in one year or less	168,174	171,304	954	957
Due after one year through five years	379,776	385,098	19,527	20,206
Due after five years through ten years	255,909	277,295	206,023	234,478
Due after ten years	931,905	1,070,459	4,742,791	5,549,425

Total	1,735,764	1,904,156	4,969,295	5,805,066

Proceeds from sales of available-for-sale securities were 143,437 million yen, 207,574 million yen and 217,651 million yen for the fiscal years ended March 31, 2013, 2014 and 2015, respectively. On these sales, gross realized gains were 46,865 million yen, 9,015 million yen and 15,656 million yen and gross realized losses were 527 million yen, 703 million yen and 32 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Marketable securities classified as trading securities, which consist of debt and equity securities held primarily in the Financial Services segment, totaled 623,667 million yen and 764,473 million yen as of March 31, 2014 and 2015, respectively, and Sony recorded net unrealized gains of 72,793 million yen, 59,137 million yen and 100,312 million yen for the fiscal years ended March 31, 2013, 2014 and 2015, respectively. Changes in the fair value of trading securities are primarily recognized in financial services revenue in the consolidated statements of income.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies as of March 31, 2014 and 2015 totaled 54,808 million yen and 64,963 million yen, respectively. Non-public equity investments are primarily valued at cost as fair value is not readily determinable.

The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2014 and 2015.

	Yen in millions
	March 31, 2014
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	52,299	(28)	377	—	52,676	(28)
Japanese local government bonds	2,342	(6)	655	(1)	2,997	(7)
Japanese corporate bonds	217	—	2,206	(8)	2,423	(8)
Foreign government bonds	6,601	(15)	30	(2)	6,631	(17)
Foreign corporate bonds	42,190	(167)	5,400	(15)	47,590	(182)

	103,649	(216)	8,668	(26)	112,317	(242)

Equity securities	192	(3)	73	(31)	265	(34)

Held-to-maturity securities:
Japanese national government bonds	730	(3)	—	—	730	(3)
Japanese local government bonds	—	—	—	—	—	—
Japanese corporate bonds	140	—	—	—	140	—
Foreign government bonds	337	(1)	—	—	337	(1)
Foreign corporate bonds	—	—	—	—	—	—

	1,207	(4)	—	—	1,207	(4)

Total	105,048	(223)	8,741	(57)	113,789	(280)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2015
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	24,699	(80)	372	—	25,071	(80)
Japanese local government bonds	3,772	(5)	1,702	(11)	5,474	(16)
Japanese corporate bonds	8,222	(7)	—	—	8,222	(7)
Foreign government bonds	4,607	(111)	—	—	4,607	(111)
Foreign corporate bonds	115,523	(887)	6,653	(55)	122,176	(942)

	156,823	(1,090)	8,727	(66)	165,550	(1,156)

Equity securities	4,636	(730)	9	(11)	4,645	(741)

Held-to-maturity securities:
Japanese national government bonds	19,986	(103)	—	—	19,986	(103)
Japanese local government bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—
Foreign government bonds	—	—	—	—	—	—
Foreign corporate bonds	—	—	—	—	—	—

	19,986	(103)	—	—	19,986	(103)

Total	181,445	(1,923)	8,736	(77)	190,181	(2,000)

For the fiscal years ended March 31, 2013, 2014 and 2015, total realized impairment losses were 8,554 million yen, 1,806 million yen and 949 million yen, respectively.

At March 31, 2015, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

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

(1)	Capital leases

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2014	2015
Machinery, equipment and others	135,619	129,432
Film costs	9,348	8,647
Accumulated amortization	(59,352)	(89,470)

	85,615	48,609

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following is a schedule by fiscal year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2015:

Fiscal year ending March 31	Yen in millions
2016	33,873
2017	10,857
2018	4,670
2019	4,472
2020	3,727
Later fiscal years	2,765

Total minimum lease payments	60,364
Less — Amount representing interest	2,733

Present value of net minimum lease payments	57,631
Less — Current obligations	31,610

Long-term capital lease obligations	26,021

(2)	Operating leases

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2015 are as follows:

Fiscal year ending March 31	Yen in millions
2016	60,082
2017	45,539
2018	33,290
2019	21,324
2020	17,584
Later fiscal years	108,645

Total minimum future rentals	286,464

Rental expenses under operating leases for the fiscal years ended March 31, 2013, 2014 and 2015 were 78,523 million yen, 101,410 million yen and 92,828 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2013, 2014 and 2015 were 904 million yen, 1,119 million yen and 1,180 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2015 were 1,432 million yen.

(3)	Sale and leaseback transactions

Sony City Osaki sale and leaseback -

In February 2013, Sony sold its “Sony City Osaki” office building and premises (“Sony City Osaki”) to Nippon Building Fund Inc. and a Japanese institutional investor for 111,100 million yen, from which Sony received net cash proceeds of 110,175 million yen after deducting transaction costs. The sale was structured such that Sony placed Sony City Osaki in a trust and then sold the trust beneficiary rights. In connection with the sale, Sony entered into an agreement to lease Sony City Osaki for a period of five years after the sale. The leaseback is accounted for as an operating lease.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The transaction qualified for sale-leaseback accounting as all the risk and rewards of ownership were transferred to the buyer upon closing of the transaction and the leaseback did not include any form of continuing involvement, other than a normal leaseback. As the leaseback represents more than a minor but less than substantially all of the use of the building, Sony recorded a gain upon the sale of 42,322 million yen in the fiscal year ended March 31, 2013, included in other operating (income) expenses, net. In addition to the gain recognized upon the sale, a gain of 24,982 million yen was deferred and is amortized on a straight-line basis and included in other operating (income) expense, net in the consolidated statements of income over the lease term. As of March 31, 2015, 4,914 million yen of the remaining deferred gain was recorded in other current liabilities and 9,829 million yen was recorded in other noncurrent liabilities in the consolidated balance sheets.

550 Madison sale and leaseback -

In March 2013, Sony exercised its option to purchase the headquarters building (the “U.S. headquarters building”) of its U.S. subsidiary, which was leased from a VIE in which Sony was the primary beneficiary, for 255 million U.S. dollars. Concurrent with the exercise of the purchase option, Sony completed the sale of the U.S. headquarters building to a third party for 1,100 million U.S. dollars, from which Sony received net cash proceeds of 780 million U.S. dollars after deducting the cost of the purchase option and other transaction costs. In connection with the sale, Sony entered into an agreement to lease the U.S. headquarters building for a period of three years after the sale. The leaseback is accounted for as an operating lease.

The transaction qualified for sale-leaseback accounting as all the risk and rewards of ownership were transferred to the buyer upon closing of the transaction and the leaseback did not include any form of continuing involvement, other than a normal leaseback. As the leaseback represents more than a minor but less than substantially all of the use of the building, Sony recorded a gain upon the sale of 691 million U.S. dollars in the fiscal year ended March 31, 2013, included in other operating (income) expense, net in the consolidated statements of income. In addition to the gain recognized upon the sale, a gain of 166 million U.S. dollars was required to be deferred and is amortized on a straight-line basis and included in other operating (income) expense, net in the consolidated statements of income over the lease term. As of March 31, 2015, 55 million U.S. dollars of the remaining deferred gain is recorded in other current liabilities.

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

In the fiscal year ended March 31, 2015, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFIL. Transactions with total proceeds of 8,391 million yen and terms which averaged two years, have been accounted for as financings and are included within proceeds from issuance of long-term debt in the financing activities section of the consolidated statements of cash flows.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

9.	Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2015 totaled 96,938 million yen, of which 96,934 million yen is subject to amortization and are comprised of the following:

	Intangible assets acquired during the fiscal year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements	14,815	6
Software to be sold, leased or otherwise marketed	18,478	3
Internal-use software	48,217	5
Television carriage contracts (broadcasting agreements)	8,368	20
Other	7,056	9

In the fiscal year ended March 31, 2015, additions to internal-use software primarily related to the capitalization of new software across several business platforms.

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2014		March 31, 2015
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patent rights, know-how and license agreements	285,563	(151,089)	304,686	(190,151)
Customer relationships	28,573	(4,523)	29,401	(6,677)
Trademarks	31,697	(9,996)	31,903	(13,054)
Software to be sold, leased or otherwise marketed	127,359	(91,904)	114,333	(84,640)
Internal-use software	457,453	(289,561)	451,738	(295,854)
Music catalogs	200,475	(72,883)	225,623	(88,816)
Artist contracts	30,778	(23,681)	32,387	(27,174)
Television carriage contracts (broadcasting agreements)	45,158	(7,496)	60,036	(11,272)
Other	95,285	(67,036)	68,897	(52,067)

Total	1,302,341	(718,169)	1,319,004	(769,705)

Certain PC software titles in the G&NS segment were written down to net realizable value in the fiscal year ended March 31, 2014. The impairment charge of 6,165 million yen was recorded in cost of sales in the consolidated statements of income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2013, 2014 and 2015 was 122,787 million yen, 135,664 million yen and 132,228 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

Fiscal year ending March 31	Yen in millions
2016	103,311
2017	88,821
2018	66,922
2019	43,275
2020	31,220

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2014	2015
Trademarks	69,126	70,938
Distribution agreements	19,143	18,834
Other	3,222	3,290

Total	91,491	93,062

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2014 and 2015 are as follows:

	Yen in millions
	Mobile Communications	Game & Network Services	Imaging Products & Solutions	Home Entertainment & Sound	Devices	Pictures	Music	Financial Services	All Other	Total
Balance, March 31, 2013:
Goodwill — gross	153,569	147,531	6,075	5,320	37,269	160,857	113,956	3,020	32,310	659,907
Accumulated impairments	—	—	(300)	(5,320)	—	—	(306)	(706)	(10,032)	(16,664)

Goodwill	153,569	147,531	5,775	—	37,269	160,857	113,650	2,314	22,278	643,243

Increase (decrease) due to:
Acquisitions	—	—	—	—	—	10,205	38	—	—	10,243
Sales and dispositions*1	—	—	(9)	—	—	(903)	—	—	(5,292)	(6,204)
Impairments*2	—	—	—	—	—	—	—	—	(13,264)	(13,264)
Translation adjustments	26,610	3,041	205	—	131	17,148	9,245	—	1,323	57,703
Other*4	—	—	216	—	—	—	(153)	—	19	82

Balance, March 31, 2014:
Goodwill — gross	180,179	150,572	6,487	5,320	37,400	187,307	123,086	3,020	28,360	721,731
Accumulated impairments	—	—	(300)	(5,320)	—	—	(306)	(706)	(23,296)	(29,928)

Goodwill	180,179	150,572	6,187	—	37,400	187,307	122,780	2,314	5,064	691,803

Increase (decrease) due to:
Acquisitions*3	—	—	—	—	—	12,626	—	—	—	12,626
Sales and dispositions	—	(617)	—	—	—	(54)	(4)	—	—	(675)
Impairments	(176,045)	—	—	—	—	—	—	—	(1,090)	(177,135)
Translation adjustments	(4,134)	4,444	(128)	—	362	24,357	9,593	—	151	34,645
Other*4	—	—	—	—	—	3	—	—	(12)	(9)

Balance, March 31, 2015:
Goodwill — gross	176,045	154,399	6,359	5,320	37,762	224,239	132,675	3,020	28,499	768,318
Accumulated impairments	(176,045)	—	(300)	(5,320)	—	—	(306)	(706)	(24,386)	(207,063)

Goodwill	—	154,399	6,059	—	37,762	224,239	132,369	2,314	4,113	561,255

*1	Sales and dispositions in All Other for the fiscal year ended March 31, 2014 substantially all relate to the sale of Gracenote, Inc. Refer to Note 25.

*2	For the fiscal year ended March 31, 2014, the impairment loss recorded in All Other relates to the disc manufacturing business. Refer to Note 13.

*3	Acquisitions in the Pictures segment for the fiscal year ended March 31, 2015 mainly relate to the CSC Media Group Ltd. (“CSC Media Group”) acquisition. Refer to Note 24.

*4	Other primarily consists of purchase price adjustments for prior years and amounts reclassified as held for sale.

Impairment of goodwill related to mobile communications business -

During the fiscal year ended March 31, 2015, Sony recorded an impairment charge of 176,045 million yen in the MC segment. The goodwill impairment reflects a revision in the strategy for the MC business to concentrate on its premium lineup and reduce the number of models in the mid-range lineup as well as concentrating on certain selected markets due to continued increasingly competitive markets in various

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

geographical areas, primarily resulting from rapid growth by Chinese smartphone competitors. The impairment charge is included in other operating (income) expenses, net in the consolidated statements of income, and is recorded entirely within the MC segment. Refer to Note 13.

In conjunction with Sony’s review for goodwill impairment, Sony also assessed whether the carrying amount of any of the tangible or definite-lived intangible assets of the MC segment was recoverable. As a result of the assessment, Sony determined that there were no tangible or definite-lived intangible assets within the MC segment that were impaired.

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

The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2014 and 2015 were 390,649 million yen and 457,268 million yen, respectively.

(1)	Insurance policies

Life insurance policies that a subsidiary in the Financial Services segment underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2013, 2014 and 2015 were 718,052 million yen, 670,506 million yen and 693,132 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2013, 2014 and 2015 were 81,974 million yen, 86,780 million yen and 90,431 million yen, respectively.

(2)	Deferred insurance acquisition costs

Amortization of deferred insurance acquisition costs charged to income for the fiscal years ended March 31, 2013, 2014 and 2015 amounted to 54,700 million yen, 45,236 million yen and 56,530 million yen, respectively.

(3)	Future insurance policy benefits

Liabilities for future policy benefits, which mainly relate to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.5% to 4.5% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2014 and 2015, future insurance policy benefits amounted to 3,815,351 million yen and 4,111,894 million yen, respectively.

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

Policyholders’ account in the life insurance business is comprised of the following:

	Yen in millions
	March 31
	2014	2015
Universal life insurance	1,397,294	1,555,700
Investment contracts	509,880	591,951
Other	116,298	111,863

Total	2,023,472	2,259,514

11.	Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2014	2015
Unsecured loans:
with a weighted-average interest rate of 4.22%	105,836
with a weighted-average interest rate of 4.64%		56,008
Secured call money:
with a weighted-average interest rate of 0.10%	6,000
with a weighted-average interest rate of 0.10%		6,000

	111,836	62,008

At March 31, 2015, certain subsidiaries in the Financial Services segment pledged securities investments with a book value of 6,328 million yen as collateral for 6,000 million yen of call money. In addition, marketable securities and securities investments with an aggregate book value of 47,999 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2014	2015
Unsecured loans, representing obligations principally to banks:
Due 2014 to 2024, with interest rates ranging from 0.33% to 5.53% per annum	482,778
Due 2015 to 2024, with interest rates ranging from 0.29% to 5.10% per annum		425,437
Unsecured 1.57% bonds, due 2015, net of unamortized discount	29,997	30,000
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,999	24,999
Unsecured 1.30% bonds, due 2014	110,000
Unsecured 0.55% bonds, due 2016	10,000	10,000
Unsecured 0.66% bonds, due 2017	45,000	45,000
Unsecured 0.43% bonds, due 2018	10,000	10,000
Unsecured 0.86% bonds, due 2018	150,000	150,000
Unsecured 2.00% bonds, due 2018	16,300	16,300
Unsecured 2.07% bonds, due 2019	50,000	50,000
Unsecured 1.41% bonds, due 2022	10,000	10,000
Unsecured zero coupon convertible bonds, due 2017	118,780
Secured 0.10% loans, due 2016	20,000	20,000
Capital lease obligations and other:
Due 2014 to 2027, with interest rates ranging from 0.36% to 6.35% per annum	90,560
Due 2015 to 2025, with interest rates ranging from 0.36% to 8.07% per annum		66,880
Guarantee deposits received	14,152	12,988

	1,182,566	871,604
Less — Portion due within one year	265,918	159,517

	916,648	712,087

At March 31, 2015, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with a book value of 21,590 million yen as collateral for 20,000 million yen of long-term loans.

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

In January 2015, Sony executed its option to redeem all of its outstanding Zero Coupon Convertible Bonds due 2017 at 100% of their principal amount, as permitted under the conditions for early redemption, and the bonds were fully converted into common stock following exercise of the stock acquisition rights.

There are no significant adverse debt covenants or cross-default provisions related to the other short-term borrowings and long-term debt.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions
2016	159,517
2017	201,497
2018	129,531
2019	200,923
2020	152,724
Later fiscal years	27,412

Total	871,604

At March 31, 2015, Sony had unused committed lines of credit amounting to 777,127 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2015, Sony has commercial paper programs totaling 860,510 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

12.	Housing loans and deposits from customers in the banking business

(1)	Housing loans in the banking business

Sony acquires and holds certain financial receivables in the normal course of business. The majority of financing receivables held by Sony consists of housing loans in the banking business and no other significant financial receivables exist.

A subsidiary in the banking business monitors the credit quality of housing loans based on the classification set by the financial conditions and the past due status of individual obligors. Past due status is monitored on a daily basis and the aforementioned classification is reviewed on a quarterly basis.

The allowance for the credit losses is established based on the aforementioned classifications and the evaluation of collateral. The amount of housing loans in the banking business and the corresponding allowance for credit losses as of March 31, 2014 were 949,300 million yen and 1,083 million yen, respectively, and as of March 31, 2015 were 1,074,386 million yen and 1,037 million yen, respectively. During the fiscal years ended March 31, 2014 and 2015, charge-offs on housing loans in the banking business and changes in the allowance for credit losses were not significant.

The balance of housing loans placed on nonaccrual status or past due status were not significant as of March 31, 2014 and 2015.

(2)	Deposits from customers in the banking business

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2014 and 2015, the balances of time deposits issued in amounts of 10 million yen or more were 250,965 million yen and 256,391 million yen, respectively. These amounts have been classified as current liabilities due to the ability of the customers to make withdrawals prior to maturity.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

At March 31, 2015, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions
2017	29,535
2018	11,118
2019	5,513
2020	9,512
2021	11,912
Later fiscal years	33,935

Total	101,525

13.	Fair value measurements

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

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters – i.e., parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, which are consistently applied. Where derivative products have been established for some time, Sony uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty. Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within level 2 of the fair value hierarchy.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2014 and 2015 are as follows:

	Yen in millions
	March 31, 2014
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ Liabilities
Assets:
Trading securities	348,832	274,835	—	623,667	623,667	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,244,053	—	1,244,053	24,822	1,219,231	—	—
Japanese local government bonds	—	63,131	—	63,131	1,491	61,640	—	—
Japanese corporate bonds	—	168,240	1,011	169,251	58,661	110,590	—	—
Foreign government bonds	3,027	28,227	—	31,254	1,134	30,120	—	—
Foreign corporate bonds	—	444,128	6,807	450,935	113,501	337,434	—	—
Equity securities	175,931	86	—	176,017	—	176,017	—	—
Other investments*1	8,031	3,612	75,837	87,480	—	87,480	—	—
Derivative assets*2	—	11,887	—	11,887	—	—	10,863	1,024

Total assets	535,821	2,238,199	83,655	2,857,675	823,276	2,022,512	10,863	1,024

Liabilities:
Derivative liabilities*2	—	30,549	—	30,549	—	—	15,155	15,394

Total liabilities	—	30,549	—	30,549	—	—	15,155	15,394

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2015
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ Liabilities
Assets:
Trading securities	452,830	311,643	—	764,473	764,473	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,222,094	—	1,222,094	3,124	1,218,970	—	—
Japanese local government bonds	—	66,891	—	66,891	1,474	65,417	—	—
Japanese corporate bonds	—	105,363	3,506	108,869	27,030	81,839	—	—
Foreign government bonds	2,861	38,593	—	41,454	136	41,318	—	—
Foreign corporate bonds	—	455,357	9,491	464,848	139,540	325,308	—	—
Equity securities	199,874	118	—	199,992	—	199,992	—	—
Other investments*1	9,306	4,606	74,641	88,553	—	88,553	—	—
Derivative assets*2	—	30,407	—	30,407	—	—	29,951	456

Total assets	664,871	2,235,072	87,638	2,987,581	935,777	2,021,397	29,951	456

Liabilities:
Derivative liabilities*2	612	47,712	—	48,324	—	—	23,092	25,232

Total liabilities	612	47,712	—	48,324	—	—	23,092	25,232

*1	Other investments include certain hybrid financial instruments and certain private equity investments.

*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.

Transfers into level 1 were 6,631 million yen and 3,460 million yen for the fiscal years ended March 31, 2014 and 2015, respectively, as quoted prices for certain trading securities and available-for-sale securities became available in an active market. Transfers out of level 1 were 2,250 million yen and 13,376 million yen for the fiscal years ended March 31, 2014 and 2015, respectively, as quoted prices for certain trading securities and available-for-sale securities were not available in an active market.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2014 and 2015 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2014
	Assets
	Available-for-sale securities		Other Investments
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds
Beginning balance	2,214	20,752	76,892
Total realized and unrealized gains (losses):
Included in earnings*1	—	335	4,184
Included in other comprehensive income (loss)*2	—	15	2,699
Purchases	—	7,199	829
Settlements	—	(6,138)	(8,456)
Transfers into level 3*3	—	1,030	—
Transfers out of level 3*4	(1,203)	(12,698)	—
Other	—	(3,688)	(311)

Ending balance	1,011	6,807	75,837

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*1	—	(70)	3,755

	Yen in millions
	Fiscal year ended March 31, 2015
	Assets
	Available-for-sale securities		Other Investments
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds
Beginning balance	1,011	6,807	75,837
Total realized and unrealized gains (losses):
Included in earnings*1	—	522	1,397
Included in other comprehensive income (loss)*2	(5)	593	153
Purchases	2,500	15,222	522
Settlements	—	(4,653)	(3,268)
Transfers out of level 3*4	—	(9,000)	—

Ending balance	3,506	9,491	74,641

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*1	—	—	1,397

*1	Earning effects are included in financial services revenue in the consolidated statements of income.

*2	Unrealized gains (losses) are included in unrealized gains (losses) on securities in the consolidated statements of comprehensive income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

*3	Certain corporate bonds were transferred into level 3 because differences between fair value determined by indicative quotes from dealers and internally developed prices became significant and the observability of inputs decreased.

*4	Certain corporate bonds were transferred out of level 3 because quoted prices became available.

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

(2)	Assets and liabilities that are measured at fair value on a nonrecurring basis

Sony also has assets and liabilities that are required to be remeasured to fair value on a nonrecurring basis when certain circumstances occur. During the fiscal years ended March 31, 2014 and 2015, such remeasurements to fair value related primarily to the following:

	During the fiscal year ended March 31, 2014
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Long-lived assets impairments	—	—	57,236	(72,724)
Goodwill impairments	—	—	0	(13,264)

				(85,988)

	During the fiscal year ended March 31, 2015
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Long-lived assets impairments	—	—	768	(18,926)
Goodwill impairments	—	—	0	(177,135)

				(196,061)

Long-lived assets impairments

Sony recorded impairment losses of 7,617 million yen, 7,798 million yen and 4,929 million yen for the fiscal years ended March 31, 2013, 2014 and 2015, respectively, included within the HE&S segment, related to the LCD television asset group. These impairment losses primarily reflected a decrease in the estimated fair value of property, plant and equipment and certain intangible assets. For the LCD television asset group, the corresponding estimated future cash flows leading to the impairment charge reflected the continued deterioration in LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates.

Sony recorded an impairment loss of 32,107 million yen for the fiscal year ended March 31, 2014, included within the Devices segment, related to long-lived assets in the battery business asset group. In light of a lack of

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Sony recorded impairment losses of 12,303 million yen for the fiscal year ended March 31, 2014, included within All Other, related to long-lived assets in the disc manufacturing business. In the fiscal year ended March 31, 2015, Sony recorded an impairment loss of 8,608 million yen related to long-lived assets in the disc manufacturing business. The long-lived asset impairments in the disc manufacturing business for fiscal years ended March 31, 2014 and 2015 related to lowered forecasts of cash flows outside of Japan and the United States, primarily attributable to the manufacturing and distribution operations in Europe, which began additional restructuring activities in March 2014 and March 2015, and reflects the faster than expected contraction of the physical media market.

Sony recorded impairment losses for long-lived assets relating to restructuring in the PC business during the fiscal year ended March 31, 2014. Refer to Notes 19 and 25.

These measurements are classified as level 3 because significant unobservable inputs, such as the conditions of the assets or projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements. A discount rate of 10% and projected revenue growth rates ranging from zero to 15% were used in the fair value measurements related to the long-lived assets for the battery business, and a discount rate of 10% and projected declining revenue rates ranging from (6)% to (13)% were used in the fair value measurements related to the long-lived assets for the disc manufacturing business for the fiscal year ending March 31, 2014. For the fiscal year ended March 31, 2015, a discount rate of 10% and projected declining revenue rates ranging from (5)% to (9)% were used in the fair value measurements related to the long-lived assets for the disc manufacturing business.

Goodwill impairments

Sony recorded an impairment loss of 13,264 million yen for the fiscal year ended March 31, 2014, included within All Other, related to goodwill in the disc manufacturing business. The goodwill impairment in the disc manufacturing business related to lowered forecasts of cash flows outside of Japan and the United States, primarily attributable to the manufacturing and distribution operations in Europe, reflecting those factors noted above in the impairment of the long-lived assets for the disc manufacturing business which contributed to the lowered fair value estimate and goodwill impairment.

Sony recorded an impairment loss of 176,045 million yen for the fiscal year ended March 31, 2015 related to goodwill in the MC segment. Refer to Note 9. Sony’s determination of fair value of the MC reporting unit was based on the present value of expected future cash flows. These measurements are classified as a level 3 because significant unobservable inputs, such as the projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements. A discount rate of 12% and projected revenue growth rates ranging from (3)% to 11% were used in the fair value measurements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Financial instruments

The estimated fair values by fair value hierarchy level of certain financial instruments that are not reported at fair value are summarized as follows:

	Yen in millions
	March 31, 2014
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,041,166	—	1,041,166	949,300

Total assets	—	1,041,166	—	1,041,166	949,300

Liabilities:
Long-term debt including the current portion	—	1,315,539	—	1,315,539	1,182,566
Investment contracts included in policyholders’ account in the life insurance business	—	480,012	—	480,012	509,880

Total liabilities	—	1,795,551	—	1,795,551	1,692,446

	Yen in millions
	March 31, 2015
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,181,554	—	1,181,554	1,074,386

Total assets	—	1,181,554	—	1,181,554	1,074,386

Liabilities:
Long-term debt including the current portion	—	878,609	—	878,609	871,604
Investment contracts included in policyholders’ account in the life insurance business	—	586,331	—	586,331	591,951

Total liabilities	—	1,464,940	—	1,464,940	1,463,555

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Fair value hedges

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income. For the fiscal years ended March 31, 2013, 2014 and 2015, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2013 and 2014, the effect of derivatives designated as cash flow hedges on income and other comprehensive income, and the ineffective portions of the hedging relationships were not significant. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges. As of March 31, 2014 and 2015, there were no derivatives qualifying as cash flow hedges.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

foreign currencies. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts.

Sony also had foreign exchange forward contracts during the fiscal years ended March 31, 2013 and 2014 which effectively fixed the cash flows from foreign currency denominated debt. Accordingly, these derivatives were designated as cash flow hedges.

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

Sony also had certain interest rate swap agreements during the fiscal years ended March 31, 2013 and 2014 for the purpose of reducing the risk arising from the changes in anticipated cash flows of variable rate debt and foreign currency denominated debt. These interest rate swap agreements, which effectively swapped foreign currency denominated variable rate debt for functional currency denominated fixed rate debt, were considered a hedge against changes in the anticipated cash flows of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives were designated as cash flow hedges.

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

Other agreements

Certain subsidiaries in the Financial Services segment have equity future contracts, other currency contracts and hybrid financial instruments as part of their ALM, which are marked-to-market with changes in value recognized in financial services revenue. The hybrid financial instruments, disclosed in Note 7 as debt securities, contain embedded derivatives that are not required to be bifurcated because the entire instruments are carried at fair value.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

Derivatives designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2014	2015	Liability derivatives	2014	2015
Interest rate contracts	Prepaid expenses and other current assets	2	11	Current liabilities other	1,221	954
Interest rate contracts	Assets other	1,012	207	Liabilities other	13,941	23,899
Foreign exchange contracts	Prepaid expenses and other current assets	6	40	Current liabilities other	24	—

		1,020	258		15,186	24,853

Derivatives not designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2014	2015	Liability derivatives	2014	2015
Interest rate contracts		—	—	Current liabilities other	18	—
Interest rate contracts	Assets other	—	222	Liabilities other	1,429	1,178
Foreign exchange contracts	Prepaid expenses and other current assets	10,855	29,899	Current liabilities other	13,892	21,526
Foreign exchange contracts	Assets other	12	28	Liabilities other	24	155
Equity contracts		—	—	Current liabilities other	—	612

		10,867	30,149		15,363	23,471

Total derivatives		11,887	30,407		30,549	48,324

Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal years ended March 31, 2013, 2014 and 2015.

Derivatives under fair value hedging relationships	Yen in millions
	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2013	2014	2015
Interest rate contracts	Financial services revenue	(11,275)	131	(8,271)
Foreign exchange contracts	Foreign exchange gain or (loss), net	1	(1)	(9)

Total		(11,274)	130	(8,280)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Derivatives not designated as hedging instruments	Yen in millions
	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2013	2014	2015
Interest rate contracts	Financial services revenue	(2,779)	(167)	(3,579)
Interest rate contracts	Foreign exchange gain or (loss), net	—	—	883
Foreign exchange contracts	Financial services revenue	7,202	1,198	(1,942)
Foreign exchange contracts	Foreign exchange gain or (loss), net	5,596	2,703	13,375
Equity contracts	Financial services revenue	—	—	(2,725)
Credit contracts	Financial services revenue	(3)	—	—

Total		10,016	3,734	6,012

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2014		March 31, 2015
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts	1,415,132	(3,737)	1,335,811	11,654
Currency option contracts purchased	14,988	137	9,920	202
Currency option contracts written	1,683	(6)	568	(3)
Currency swap agreements	515,300	221	754,056	(3,872)
Other currency contracts	67,043	319	83,980	305
Interest rate contracts:
Interest rate swap agreements	413,572	(15,596)	402,049	(25,591)
Equity contracts:
Equity future contracts	—	—	21,903	(612)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets on a gross basis, but certain subsidiaries have entered into master netting agreements or other similar agreements, which are mainly International Swaps and Derivatives Association (ISDA) Master Agreements. An ISDA Master Agreement is an agreement between two counterparties that may have multiple derivative contracts with each other, and such ISDA Master Agreement may provide for the net settlement of all or a specified group of these derivative contracts, through a single payment, in a single currency, in the event of a default on or affecting any one derivative contract, or a termination event affecting all or a specified group of derivative contracts. Presented below are the effects of offsetting derivative assets and derivative liabilities as of March 31, 2014 and 2015.

	Yen in millions
	As of March 31, 2014
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements		Net amounts
		Financial instruments	Cash collateral
Derivative assets subject to master netting agreements	9,386	5,619	—	3,767
Derivative assets not subject to master netting agreements	2,501			2,501

Total derivative assets	11,887	5,619	—	6,268

Derivative liabilities subject to master netting agreements	28,017	22,058	—	5,959
Derivative liabilities not subject to master netting agreements	2,532			2,532

Total derivative liabilities	30,549	22,058	—	8,491

	Yen in millions
	As of March 31, 2015
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements		Net amounts
		Financial instruments	Cash collateral
Derivative assets subject to master netting agreements	26,032	10,387	—	15,645
Derivative assets not subject to master netting agreements	4,375			4,375

Total derivative assets	30,407	10,387	—	20,020

Derivative liabilities subject to master netting agreements	43,791	37,820	612	5,359
Derivative liabilities not subject to master netting agreements	4,533			4,533

Total derivative liabilities	48,324	37,820	612	9,892

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

15.	Pension and severance plans

(1)	Defined benefit and severance plans

Sony Corporation and certain of its subsidiaries’ pension plans utilize a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan, the amount of payment is determined based on the sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring. Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below.

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

The components of net periodic benefit costs for the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Service cost	25,343	24,827	24,350
Interest cost	14,606	12,152	11,583
Expected return on plan assets	(16,389)	(17,822)	(19,252)
Recognized actuarial loss	12,853	11,480	9,867
Amortization of prior service costs	(10,271)	(10,176)	(9,614)

Net periodic benefit costs	26,142	20,461	16,934

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Service cost	2,387	3,032	3,188
Interest cost	10,197	12,068	13,040
Expected return on plan assets	(9,245)	(11,480)	(12,993)
Amortization of net transition asset	117	12	10
Recognized actuarial loss	1,781	3,693	2,991
Amortization of prior service costs	(566)	(643)	(639)
Losses (gains) on curtailments and settlements	(405)	1,074	31

Net periodic benefit costs	4,266	7,756	5,628

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 11,234 million yen, 9,996 million yen and 10 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2014	2015	2014	2015
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	827,044	847,446	274,928	313,698
Service cost	24,827	24,350	3,032	3,188
Interest cost	12,152	11,583	12,068	13,040
Plan participants’ contributions	—	—	813	752
Amendments	—	—	(107)	(283)
Actuarial loss	14,138	48,061	3,392	74,801
Foreign currency exchange rate changes	—	—	36,867	7,214
Curtailments and settlements	—	—	(4,500)	(3,932)
Effect of changes in consolidated subsidiaries	(5)	(4)	—	—
Other	—	(2,696)	—	—
Benefits paid	(30,710)	(38,325)	(12,795)	(13,774)

Benefit obligation at end of the fiscal year	847,446	890,415	313,698	394,704

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	608,004	654,792	188,019	225,024
Actual return on plan assets	53,476	74,447	17,979	54,928
Foreign currency exchange rate changes	—	—	26,167	5,752
Employer contribution	16,758	7,978	6,912	9,434
Plan participants’ contributions	—	—	813	752
Curtailments and settlements	—	—	(3,334)	(2,989)
Effect of changes in consolidated subsidiaries	—	—	—	—
Other	—	(1,934)	—	—
Benefits paid	(23,446)	(24,681)	(11,532)	(12,685)

Fair value of plan assets at end of the fiscal year	654,792	710,602	225,024	280,216

Funded status at end of the fiscal year	(192,654)	(179,813)	(88,674)	(114,488)

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2014	2015	2014	2015
Noncurrent assets	2,446	3,005	3,292	4,027
Current liabilities	—	—	(2,565)	(4,500)
Noncurrent liabilities	(195,100)	(182,818)	(89,401)	(114,015)

Ending balance	(192,654)	(179,813)	(88,674)	(114,488)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2014	2015	2014	2015
Prior service cost (credit)	(54,008)	(44,394)	(2,307)	(2,161)
Net actuarial loss	237,023	218,462	61,841	94,480
Obligation existing at transition	—	—	25	15

Ending balance	183,015	174,068	59,559	92,334

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2014	2015	2014	2015
Accumulated benefit obligations	842,978	885,479	290,014	364,094

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2014	2015	2014	2015
Projected benefit obligations	838,145	879,995	260,950	330,478
Accumulated benefit obligations	834,694	876,282	255,018	323,221
Fair value of plan assets	644,502	698,400	186,519	235,343

Weighted-average assumptions used to determine benefit obligations as of March 31, 2014 and 2015 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2014	2015	2014	2015
Discount rate	1.4%	1.0%	4.1%	3.1%
Rate of compensation increase	*	*	3.1	2.9

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2013	2014	2015	2013	2014	2015
Discount rate	1.9%	1.5%	1.4%	4.7%	4.1%	4.1%
Expected return on plan assets	3.0	3.0	3.0	6.1	5.8	5.6
Rate of compensation increase	*	*	*	3.5	3.1	3.1

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

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

The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2015, are, as a result of Sony’s asset liability management, 28% of equity securities, 52% of fixed income securities and 20% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 36% of equity securities, 49% of fixed income securities and 15% of other investments for the pension plans of foreign subsidiaries.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 2, are as follows:

	Japanese plans
	Yen in millions
	Fair value at March 31, 2014	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	8,384	8,384	—	—
Equity:
Equity securities*[1]	173,067	169,210	3,857	—
Fixed income:
Government bonds*[2]	263,921	—	263,921	—
Corporate bonds*[3]	50,131	—	50,131	—
Asset-backed securities*[4]	2,930	—	2,930	—
Commingled funds*[5]	84,853	—	84,853	—
Commodity funds*[6]	1,767	—	1,767	—
Private equity*[7]	26,942	—	—	26,942
Hedge funds*[8]	41,108	—	—	41,108
Real estate	1,689	—	—	1,689

Total	654,792	177,594	407,459	69,739

	Japanese plans
	Yen in millions
	Fair value at March 31, 2015	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	5,789	5,789	—	—
Equity:
Equity securities*[1]	166,164	161,530	4,634	—
Fixed income:
Government bonds*[2]	217,359	—	217,359	—
Corporate bonds*[3]	54,639	—	54,639	—
Asset-backed securities*[4]	650	—	650	—
Commingled funds*[5]	122,798	—	122,798	—
Commodity funds*[6]	24,621	—	24,621	—
Private equity*[7]	32,584	—	—	32,584
Hedge funds*[8]	80,037	—	—	80,037
Real estate	5,961	—	—	5,961

Total	710,602	167,319	424,701	118,582

*1	Includes approximately 64 percent and 53 percent of Japanese equity securities, and 36 percent and 47 percent of foreign equity securities for the fiscal years ended March 31, 2014 and 2015, respectively.

*2	Includes approximately 56 percent and 48 percent of debt securities issued by Japanese national and local governments, and 44 percent and 52 percent of debt securities issued by foreign national and local governments for the fiscal years ended March 31, 2014 and 2015, respectively.

*3	Includes debt securities issued by Japanese and foreign corporation and government related agencies.

*4	Includes primarily mortgage-backed securities.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

*5	Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately 47 percent and 46 percent of investments in equity, 51 percent and 52 percent of investments in fixed income, and 2 percent and 3 percent of investments in other for the fiscal years ended March 31, 2014 and 2015, respectively.

*6	Represents commodity futures funds.

*7	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the U.S. and Europe.

*8	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

	Foreign plans
	Yen in millions
	Fair value at March 31, 2014	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	1,648	1,648	—	—
Equity:
Equity securities*[1]	48,140	40,045	8,095	—
Fixed income:
Government bonds*[2]	61,644	—	61,644	—
Corporate bonds*[3]	25,937	—	19,682	6,255
Asset-backed securities	332	—	332	—
Insurance contracts*[4]	11,364	—	11,364	—
Commingled funds*[5]	63,057	—	63,057	—
Real estate and other*[6]	12,902	—	3,970	8,932

Total	225,024	41,693	168,144	15,187

	Foreign plans
	Yen in millions
	Fair value at March 31, 2015	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	8,665	8,665	—	—
Equity:
Equity securities*[1]	44,276	41,194	3,082	—
Fixed income:
Government bonds*[2]	69,882	—	69,882	—
Corporate bonds*[3]	33,290	—	25,906	7,384
Asset-backed securities	328	—	328	—
Insurance contracts*[4]	1,936	—	1,936	—
Commingled funds*[5]	86,931	—	86,931	—
Real estate and other*[6]	34,908	—	19,386	15,522

Total	280,216	49,859	207,451	22,906

*1	Includes primarily foreign equity securities.

*2	Includes primarily foreign government debt securities.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

*3	Includes primarily foreign corporate debt securities.

*4	Represents annuity contracts with or without profit sharing.

*5	Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds. They are primarily comprised of foreign equities and fixed income investments.

*6	Includes primarily private real estate investment trusts.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the fiscal years ended March 31, 2014 and 2015:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Private equity	Hedge funds	Real estate	Total
Beginning balance at April 1, 2013	27,205	35,071	1,474	63,750
Return on assets held at end of year	1,123	1,514	215	2,852
Return on assets sold during the year	—	—	—	—
Purchases, sales, and settlements, net	(1,386)	4,523	—	3,137
Transfers, net	—	—	—	—

Ending balance at March 31, 2014	26,942	41,108	1,689	69,739

Return on assets held at end of year	5,642	5,796	(101)	11,337
Return on assets sold during the year	—	—	—	—
Purchases, sales, and settlements, net	—	33,133	4,373	37,506
Transfers, net	—	—	—	—

Ending balance at March 31, 2015	32,584	80,037	5,961	118,582

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Corporate bonds	Commingled funds	Real estate and other	Total
Beginning balance at April 1, 2013	4,773	—	6,957	11,730
Return on assets held at end of year	1,032	—	504	1,536
Return on assets sold during the year	—	—	(47)	(47)
Purchases, sales, and settlements, net	—	—	69	69
Transfers, net	—	—	—	—
Other*	450	—	1,449	1,899

Ending balance at March 31, 2014	6,255	—	8,932	15,187

Return on assets held at end of year	81	—	(408)	(327)
Return on assets sold during the year	—	—	—	—
Purchases, sales, and settlements, net	—	—	210	210
Transfers, net	—	—	—	—
Other*	1,048	—	6,788	7,836

Ending balance at March 31, 2015	7,384	—	15,522	22,906

*	Primarily consists of translation adjustments.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 12 billion yen to the Japanese plans and approximately 5 billion yen to the foreign plans during the fiscal year ending March 31, 2016.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
Fiscal year ending March 31	Yen in millions	Yen in millions
2016	33,728	13,457
2017	34,297	14,003
2018	35,738	14,572
2019	39,062	15,296
2020	41,110	15,857
2021 — 2025	220,839	88,350

(2)	Defined contribution plans

Total defined contribution expenses for the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Japanese plans	3,729	3,602	3,199
Foreign plans	13,070	12,703	13,857

16.	Stockholders’ equity

(1)	Common stock

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2013, 2014 and 2015 have resulted from the following:

Number of shares
Balance at March 31, 2012	1,004,638,164
Stock issued under exchange offering	7,312,042

Balance at March 31, 2013	1,011,950,206
Exercise of stock acquisition rights	134,800
Conversion of zero coupon convertible bonds	32,622,761

Balance at March 31, 2014	1,044,707,767
Exercise of stock acquisition rights	948,500
Conversion of zero coupon convertible bonds	124,116,993

Balance at March 31, 2015	1,169,773,260

At March 31, 2015, 17,019,400 shares of common stock would be issued upon the exercise of all stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”) by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2013, 2014 and 2015.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Retained earnings

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2015 was 274,810 million yen. Sony Corporation decided, at the meeting of its Board of Directors held on September 17, 2014, that no cash dividends would be paid for the fiscal year ended March 31, 2015.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 20,650 million yen and 20,986 million yen at March 31, 2014 and 2015, respectively.

(3)	Other comprehensive income

Other comprehensive income for the fiscal year ended March 31, 2013 was comprised of the following:

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount
For the fiscal year ended March 31, 2013:
Unrealized gains (losses) on securities, net —
Unrealized holding gains arising during the period*[1]	114,599	(36,198)	63,596
Less : Reclassification adjustment included in net income	(34,686)	14,328	(20,358)
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding losses arising during the period	(69)	12	(57)
Less : Reclassification adjustment included in net income	615	(250)	365
Pension liability adjustment*[1]	(8,476)	1,853	(4,983)
Foreign currency translation adjustments —
Translation adjustments arising during the period*[1]	160,425	(2,534)	159,149
Less : Reclassification adjustment included in net income*[2]	3,927	—	3,927

Other comprehensive income (loss)	236,335	(22,789)	201,639

Changes in accumulated other comprehensive income, net of tax, by component for the fiscal years ended March 31, 2014 and 2015 were as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2013	109,079	(742)	(191,816)	(556,016)	(639,495)
Other comprehensive income before reclassifications	24,388	103	6,896	158,884	190,271
Amounts reclassified out of accumulated other comprehensive income	(5,078)	639	4,987	—	548

Net current-period other comprehensive income	19,310	742	11,883	158,884	190,819
Less: Other comprehensive income attributable to noncontrolling interests	880	—	106	1,923	2,909

Balance at March 31, 2014	127,509	—	(180,039)	(399,055)	(451,585)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Unrealized gains (losses) on securities	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2014	127,509	(180,039)	(399,055)	(451,585)
Other comprehensive income before reclassifications	53,069	(22,552)	67,334	97,851
Amounts reclassified out of accumulated other comprehensive income*2	(14,351)	1,365	(1,544)	(14,530)

Net current-period other comprehensive income	38,718	(21,187)	65,790	83,321
Less: Other comprehensive income attributable to noncontrolling interests	12,074	(95)	5,040	17,019

Balance at March 31, 2015	154,153	(201,131)	(338,305)	(385,283)

*1	Amounts allocable to the noncontrolling interests in the equity of a subsidiary and other are deducted from the net-of-tax amount for unrealized holding gains on securities, pension liability adjustment and foreign currency translation adjustments arising during the period.

*2	Foreign currency translation adjustments were transferred from accumulated other comprehensive income to net income as a result of a complete or substantially complete liquidation or sale of certain foreign subsidiaries and affiliates.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Reclassifications out of accumulated other comprehensive income for the fiscal years ended March 31, 2014 and 2015 were as follows:

	Yen in millions
Comprehensive income components	Amounts reclassified from accumulated other comprehensive income		Affected line items in consolidated statements of income
	2014	2015
Unrealized gains (losses) on securities	(881)	(10,515)	Financial services revenue
	(7,801)	(7,942)	Gain on sale of securities investments, net
	461	—	Other

Total before tax	(8,221)	(18,457)
Tax expense or (benefit)	3,143	4,106

Net of tax	(5,078)	(14,351)

Unrealized gains (losses) on derivative instruments	471	—	Interest
	348	—	Foreign exchange loss, net

Total before tax	819	—
Tax expense or (benefit)	(180)	—

Net of tax	639	—

Pension liability adjustment	5,440	2,615 *
Tax expense or (benefit)	(453)	(1,250)

Net of tax	4,987	1,365

Foreign currency translation adjustments	—	(1,544)	Foreign exchange loss, net
Tax expense or (benefit)	—	—

Net of tax	—	(1,544)

Total amounts reclassified out of accumulated other comprehensive income, net of tax—	548	(14,530)

*	The amortization of pension and postretirement benefit components are included in the computation of net periodic pension cost. Refer to Note 15.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(4)	Equity transactions with noncontrolling interests

Net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests for the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Net income (loss) attributable to Sony Corporation’s stockholders	41,540	(128,369)	(125,980)
Transfers (to) from the noncontrolling interests:
Decrease in additional paid-in capital for purchase of additional shares in consolidated subsidiaries	(57,364)	28	(2,483)

Change from net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests	(15,824)	(128,341)	(128,463)

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

In March 2013, Sony completed the acquisition of an additional 32.39% of the shares of Multi Screen Media Private Limited (“MSM”), which operates television networks in India . As a result of this transaction, Sony’s total equity interest in MSM increased to 94.39%. The aggregate cash consideration for the additional shares was 271 million U.S. dollars, of which 145 million U.S. dollars was paid at the closing of the transaction. The remaining payments of 63 million U.S. dollars, 21 million U.S. dollars and 42 million U.S. dollars were made during the fiscal years ended March 31, 2014 and 2015, and on April 10, 2015, respectively. The difference between cash consideration paid and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 18,450 million yen. In the fiscal year ended March 31, 2015, Sony acquired the remaining 5.61% equity ownership of MSM for aggregate cash consideration of 42 million U.S. dollars, 28 million U.S. dollars of which was paid during the fiscal year ended March 31, 2015 and 14 million U.S. dollars of which was paid on April 10, 2015.

17.	Stock-based compensation plans

The stock-based compensation expense for the fiscal years ended March 31, 2013, 2014 and 2015 was 1,232 million yen, 1,068 million yen and 1,286 million yen, respectively. The total cash received from exercises under all of the stock-based compensation plans during the fiscal years ended March 31, 2014 and 2015 was 200 million yen and 1,637 million yen, respectively. Sony issued new shares upon exercise of these rights.

Sony has a stock-based compensation incentive plan for selected directors, corporate executive officers and employees in the form of a stock acquisition rights plan. The stock acquisition rights generally have three year graded vesting schedules and are exercisable up to ten years from the date of grant.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2013, 2014 and 2015 was 189 yen, 821 yen and 1,139 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2013, 2014 and 2015 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2013		2014		2015
Weighted-average assumptions
Risk-free interest rate	0.74%		1.43%		1.26%
Expected lives	6.85 y	ears	7.13 y	ears	7.35	years
Expected volatility*	39.61%		52.03%		51.69%
Expected dividends	3.25%		1.55%		1.24%

*	Expected volatility was based on the historical volatilities of Sony Corporation’s common stock over the expected life of the stock acquisition rights.

A summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2015 is as follows:

	Fiscal year ended March 31, 2015
	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Total intrinsic value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	17,789,900	3,094
Granted	1,892,400	2,336
Exercised	948,500	1,726
Forfeited or expired	2,325,300	3,514

Outstanding at end of the fiscal year	16,408,500	3,358	5.14	7,889

Exercisable at end of the fiscal year	12,737,400	3,698	4.03	4,117

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2014 and 2015 was 52 million yen and 1,463 million yen, respectively. During the fiscal year ended March 31, 2013, there were no exercises under the stock acquisition rights plan.

As of March 31, 2015, there was 2,039 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 1.99 years.

18.	Thai Floods

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Insurance recoveries were recognized as follows:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Insurance recoveries for fixed assets, inventories and additional expenses	25,284	624	—
Insurance recoveries for business interruption	28,032	11,452	6,387

	53,316	12,076	6,387

Of the insurance recoveries for fixed assets, inventories and additional expenses for the fiscal years ended March 31, 2013 and 2014, 11,961 million yen and 314 million yen, respectively, represented the portion received in excess of the carrying value of assets damaged by the Floods. The excess received was recorded in cost of sales and other operating (income) expense, net in the consolidated statements of income. Business interruption insurance recoveries were recorded in other operating revenue in the consolidated statements of income.

The proceeds from insurance recoveries for fixed assets, inventories and additional expenses and for business interruption were included in investing activities and operating activities, respectively, in the consolidated statements of cash flows.

19.	Restructuring charges

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives. Sony defines restructuring initiatives as activities initiated by Sony, which are designed to generate a positive impact on future profitability. These activities include exiting a business or product category, implementing a headcount reduction program, realignment of its manufacturing sites to low-cost areas, utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs), a review of its development and design structure, and the streamlining of its sales and administrative functions. The restructuring activities are generally short term in nature and are generally completed within one year of initiation. For the fiscal years ended March 31, 2013, 2014 and 2015, Sony recorded total restructuring charges of 74,386 million yen, 75,570 million yen and 90,689 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2013, 2014 and 2015 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals, net*	Other associated costs	Total
Balance at March 31, 2012	24,997	—	7,936	32,933
Restructuring costs	62,752	5,161	6,473	74,386
Non-cash charges	—	(5,161)	—	(5,161)
Cash payments	(58,518)	—	(9,722)	(68,240)
Adjustments	3,498	—	988	4,486

Balance at March 31, 2013	32,729	—	5,675	38,404
Restructuring costs	41,820	18,991	14,759	75,570
Non-cash charges	—	(18,991)	—	(18,991)
Cash payments	(46,017)	—	(7,177)	(53,194)
Adjustments	3,312	—	659	3,971

Balance at March 31, 2014	31,844	—	13,916	45,760
Restructuring costs	53,261	17,169	20,259	90,689
Non-cash charges	—	(17,169)	—	(17,169)
Cash payments	(48,787)	—	(19,937)	(68,724)
Adjustments	403	—	(42)	361

Balance at March 31, 2015	36,721	—	14,196	50,917

*	Significant asset impairments excluded from restructuring charges are described in Note 13.

Total costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2013, 2014 and 2015 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2013
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Mobile Communications	787	917	1,704	—	1,704
Game & Network Services	310	—	310	—	310
Imaging Products & Solutions	9,720	1,520	11,240	1,645	12,885
Home Entertainment & Sound	10,647	1,168	11,815	597	12,412
Devices	15,153	3,943	19,096	—	19,096
Pictures	1,081	—	1,081	—	1,081
Music	2,305	—	2,305	—	2,305
Financial Services	—	—	—	—	—
All Other and Corporate	22,749	4,086	26,835	879	27,714

Total	62,752	11,634	74,386	3,121	77,507

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2014
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Mobile Communications	440	3,171	3,611	—	3,611
Game & Network Services	58	313	371	—	371
Imaging Products & Solutions	3,309	113	3,422	—	3,422
Home Entertainment & Sound	1,160	377	1,537	34	1,571
Devices	2,917	2,547	5,464	3,451	8,915
Pictures	6,570	152	6,722	13	6,735
Music	576	—	576	—	576
Financial Services	—	—	—	—	—
All Other and Corporate	26,790	27,077	53,867	1,521	55,388

Total	41,820	33,750	75,570	5,019	80,589

	Yen in millions
	Fiscal year ended March 31, 2015
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Mobile Communications	3,664	1,906	5,570	85	5,655
Game & Network Services	520	6,752	7,272	—	7,272
Imaging Products & Solutions	6,550	13	6,563	714	7,277
Home Entertainment & Sound	1,959	1	1,960	—	1,960
Devices	3,235	3,761	6,996	426	7,422
Pictures	1,918	—	1,918	—	1,918
Music	1,530	578	2,108	—	2,108
Financial Services	—	—	—	—	—
All Other and Corporate	33,885	24,417	58,302	6,122	64,424

Total	53,261	37,428	90,689	7,347	98,036

*	Other associated costs includes non-cash write-downs and disposals, net

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

Retirement programs

Sony has undergone several headcount reduction programs to further reduce operating costs primarily in an effort to improve the performance of certain segments related to the electronics business and reduce cost at the headquarters function. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. The employee termination benefits costs in the above table are included in selling, general and administrative in the consolidated statements of income.

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

During the fiscal year ended March 31, 2014, Sony announced its exit from the PC business resulting in a reduction in the scale of sales companies (refer to All Other and Corporate in this note), plans to operate the TV business in the HE&S segment as a wholly-owned subsidiary, and additional plans to optimize the sales and headquarters functions that indirectly support the electronics businesses.

During the fiscal year ended March 31, 2015, Sony substantially completed the activities for optimizing the functions of sales companies and headquarters described above, other than those for the Mobile Communication segment.

In the third quarter of the fiscal year ended March 31, 2015, Sony began restructuring plans regarding the Mobile Communication segment to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

All Other and Corporate

Sony recorded restructuring charges resulting from exiting the PC business of 40,850 million yen and 19,635 million yen during the fiscal years ended March 31, 2014 and 2015, respectively. The amount for the fiscal year ended March 31, 2014 includes impairment losses of 12,817 million yen for long-lived assets and expenses of 8,019 million yen to compensate suppliers for unused components. The amounts above also include costs relating to a reduction in the scale of sales companies resulting from the decision to exit the PC business of 12,819 million yen and 8,278 million yen, for the fiscal years ended March 31, 2014 and 2015, respectively. Refer to Note 25.

In an effort to improve the performance of the disc manufacturing business, Sony has initiated a number of restructuring activities to reduce its operating costs. These activities resulted in restructuring charges primarily consisting of headcount reductions and the closure and consolidation of manufacturing sites totaling 6,923 million yen for the fiscal year ended March 31, 2015. Refer to Note 13 for the long-lived assets impairments related to the disc manufacturing business other than restructuring charges.

As a result of efforts to optimize the sales and headquarters functions that indirectly support the electronics businesses, which are described above, Sony recorded restructuring charges primarily consisting of headcount reductions totaling 22,345 million yen during the fiscal year ended March, 2015.

20.	Supplemental consolidated statements of income information

(1)	Other operating (income) expense, net

Sony records transactions in other operating (income) expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other operating (income) expense, net is comprised of the following:

	Yen in millions
	March 31
	2013	2014	2015
Gain on sale of the U.S. headquarters building*1	(65,516)	(5,462)	(5,991)
Gain on sale of Sony City Osaki*1	(42,322)	(4,914)	(4,914)
Gain on sales of music publishing catalog in Pictures segment	—	(10,307)	(1,871)
(Gain) loss on sale, remeasurement, and issuance of M3 shares*2	(122,160)	(13,758)	113
(Gain) loss on sale of interests in subsidiaries and affiliates, net*3	(10,399)	(7,753)	1,716
(Gain) loss on sale, disposal or impairment of assets, net*3,4	5,178	90,860	192,605

	(235,219)	48,666	181,658

*1	Refer to Note 8.

*2	Refer to Note 5.

*3	Refer to Note 25.

*4	Refer to Notes 9, 13 and 19.

(2)	Research and development costs

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2013, 2014 and 2015 were 473,610 million yen, 466,030 million yen and 464,320 million yen, respectively.

(3)	Advertising costs

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2013, 2014 and 2015 were 354,981 million yen, 474,372 million yen and 444,444 million yen, respectively.

(4)	Shipping and handling costs

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2013, 2014 and 2015 were 63,160 million yen, 62,871 million yen and 65,561 million yen, respectively, which included the internal transportation costs of finished goods.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

21.	Income taxes

Domestic and foreign components of income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Income (loss) before income taxes:
Sony Corporation and all subsidiaries in Japan	182,170	98,152	(88,855)
Foreign subsidiaries	59,914	(72,411)	128,584

	242,084	25,741	39,729

Income taxes — Current:
Sony Corporation and all subsidiaries in Japan	34,288	41,339	40,321
Foreign subsidiaries	41,446	59,904	40,430

	75,734	101,243	80,751

Income taxes — Deferred:
Sony Corporation and all subsidiaries in Japan	75,149	(6,330)	(3,306)
Foreign subsidiaries	(10,485)	(331)	11,288

	64,664	(6,661)	7,982

Total income tax expense	140,398	94,582	88,733

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2013	2014	2015
Statutory tax rate	38.3%	38.3%	36.0%
Non-deductible expenses	1.3	8.9	16.1
Income tax credits	(1.4)	(2.1)	(1.4)
Change in statutory tax rate	(2.0)	3.6	(66.7)
Change in valuation allowances	23.2	365.7	221.1
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	(0.7)	0.2	17.4
Lower tax rate applied to life and non-life insurance business in Japan	(3.2)	(31.0)	(24.6)
Foreign income tax differential	3.3	25.7	(79.7)
Adjustments to tax reserves	(3.2)	58.3	(23.1)
Effect of equity in net income (loss) of affiliated companies	0.1	9.0	0.1
Tax benefit related to intraperiod tax allocation	—	(111.9)	(27.2)
Impairment of goodwill related to mobile communications business	—	—	159.5
Other	2.3	2.7	(4.2)

Effective income tax rate	58.0%	367.4%	223.3%

In March 2014, the Japanese legislature enacted tax law changes which included lowering the national corporate tax rate. As a result, the statutory tax rate from fiscal year ended March 31, 2015 onward is approximately 36%. This tax law change did not have a material impact on Sony’s results of operations.

In March 2015, the Japanese legislature enacted tax law changes which included further lowering of the national corporate tax rate, limiting the annual use of net operating loss carryforwards to 65% of taxable income for the periods ending March 31, 2016 and 2017 and to 50% of taxable income for periods beginning on or after

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

April 1, 2017, and increasing the net operating loss carryforward period from nine to ten years for losses incurred in the tax years beginning on or after April 1, 2017. As a result, the statutory tax rate from the fiscal year ending March 31, 2016 onward is approximately 33%. The limitation on the use of net operating loss carryforwards, however, may result in cash tax payments being due if there is taxable income in Japan even though Sony Corporation and its national tax filing group in Japan have significant net operating loss carryforwards available. In addition, the limitation on the use of losses, when combined with the relatively short carryforward period, increases the risk of some net operating loss carryforwards expiring unutilized. The impact of the tax law changes resulted in a net deferred tax benefit of 26,588 million yen for the fiscal year ended March 31, 2015, primarily due to a reduction to the deferred tax liabilities in the insurance business in Japan.

Under the accounting guidance for intraperiod tax allocation, Sony is required to consider all items of income (including items recorded in other comprehensive income) in determining the amount of tax benefit that should be allocated to a loss from continuing operations. During the fiscal years ended March 31, 2014 and 2015, Sony Corporation and its national tax filing group in Japan and certain other jurisdictions incurred a loss from continuing operations while also recording other comprehensive income. As a result, Sony allocated 28,797 million yen and 10,799 million yen of tax benefit to continuing operations, respectively, which was exactly offset by additional income tax expense in other comprehensive income. The total income tax provision did not change and these jurisdictions continue to be impacted by the full valuation allowance on deferred tax assets.

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2014	2015
Deferred tax assets:
Operating loss carryforwards for tax purposes	601,065	550,824
Accrued pension and severance costs	87,657	89,797
Film costs	133,050	177,741
Warranty reserves and accrued expenses	88,409	103,695
Future insurance policy benefits	25,187	25,304
Inventory	32,762	35,478
Depreciation	52,994	57,140
Tax credit carryforwards	74,544	105,645
Reserve for doubtful accounts	6,590	9,455
Impairment of investments	34,663	22,444
Deferred revenue in the Pictures segment	26,826	24,438
Other	164,082	165,552

Gross deferred tax assets	1,327,829	1,367,513
Less: Valuation allowance	(1,027,530)	(1,077,622)

Total deferred tax assets	300,299	289,891

Deferred tax liabilities:
Insurance acquisition costs	(154,474)	(150,677)
Future insurance policy benefits	(98,118)	(112,996)
Unbilled accounts receivable in the Pictures segment	(67,118)	(83,472)
Unrealized gains on securities	(75,467)	(94,065)
Intangible assets acquired through stock exchange offerings	(27,253)	(24,927)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(27,640)	(35,076)
Investment in M3	(38,049)	(37,342)
Other	(78,922)	(66,556)

Gross deferred tax liabilities	(567,041)	(605,111)

Net deferred tax liabilities	(266,742)	(315,220)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Based on the weight of the available positive and negative evidence, for the fiscal year ended March 31, 2015, Sony continued to maintain valuation allowances against the deferred tax assets at Sony Corporation and its national tax filing group in Japan, as well as at Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group, Sony Mobile Communications in Sweden, Sony Europe Limited (“SEU”) in the U.K. and certain subsidiaries in other tax jurisdictions.

The net changes in the total valuation allowance were increases of 63,014 million yen, 96,283 million yen and 50,092 million yen for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

The increase in the valuation allowance during the fiscal year ended March 31, 2014 was primarily due to continuing losses at Sony Corporation and its national tax filing group in Japan and SAHI and its consolidated tax filing group in the U.S. In addition, certain other foreign subsidiaries recorded valuation allowances against their deferred tax assets.

The increase in the valuation allowance during the fiscal year ended March 31, 2015 was primarily due to increasing tax credit carryforwards at SAHI and its consolidated tax filing group in the U.S and continuing losses at Sony Corporation and its national tax filing group in Japan.

Net deferred tax assets (net of valuation allowance) and liabilities are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2014	2015
Current assets — Deferred income taxes	53,068	47,788
Other assets — Deferred income taxes	105,442	89,637
Current liabilities — Other	(14,356)	(6,769)
Long-term liabilities — Deferred income taxes	(410,896)	(445,876)

Net deferred tax liabilities	(266,742)	(315,220)

At March 31, 2015, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 472,418 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. (“SMEJ”) in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on the possible future disposition of its investment based on its tax planning strategies.

At March 31, 2015, Sony has operating loss carryforwards for tax purposes, the tax effect of which totaled 550,824 million yen, which will be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 155,704 million yen with no expiration period, substantially all of the total operating loss carryforwards expire at various periods between the fiscal years ending March 31, 2016 and 2024, and the remaining amounts expire in periods up to 20 years depending on the jurisdiction.

Tax credit carryforwards for tax purposes at March 31, 2015 amounted to 105,645 million yen. With the exception of 16,075 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily between the fiscal year ending March 2016 and 2025 (a 10 year carryforward period).

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2013	2014	2015
Balance at beginning of the fiscal year	288,311	191,886	214,795
Reductions for tax positions of prior years	(11,533)	(19,696)	(2,898)
Additions for tax positions of prior years	8,980	9,325	9,532
Additions based on tax positions related to the current year	27,849	21,877	3,740
Settlements	(140,813)	(6,687)	(75,272)
Lapse in statute of limitations	(7,495)	(4,643)	(4,320)
Foreign currency translation adjustments	26,587	22,733	11,768

Balance at end of the fiscal year	191,886	214,795	157,345

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	72,947	93,098	93,538

The major changes, including settlements, in the total gross amount of unrecognized tax benefit balances relate to transfer pricing adjustments, including as a result of the Bilateral Advance Pricing Agreements (“APAs”) and competent authority requests filed for certain subsidiaries in the MC, G&NS IP&S, HE&S, and Devices segments and All Other, with respect to the intercompany cross-border transactions. The APAs include agreements between Sony and two taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Sony reviews its estimated tax expense based on the progress made in these procedures, and the progress of transfer pricing audits generally, and makes adjustments to its estimates as necessary. In addition, the APA’s are government to government negotiations, and therefore it is possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

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

During the fiscal year ended March 31, 2015, Sony recorded 290 million yen of interest expense and reversed 376 million yen of penalties. At March 31, 2015, Sony had recorded liabilities of 6,843 million yen and 3,684 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months. Accordingly, Sony believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to 4,787 million yen within the next twelve months.

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2008 through 2014, and by the U.S. and other material foreign taxing authorities for tax years from 1998 through 2014.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

22.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2013, 2014 and 2015 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	41,540	(128,369)	(125,980)

	Thousands of shares
Weighted-average shares outstanding	1,005,417	1,027,024	1,114,424
Effect of dilutive securities:
Stock acquisition rights	67	—	—
Zero coupon convertible bonds	65,308	—	—

Weighted-average shares for diluted EPS computation	1,070,792	1,027,024	1,114,424

	Yen
Basic EPS	41.32	(124.99)	(113.04)

Diluted EPS	38.79	(124.99)	(113.04)

Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2013, 2014 and 2015 were 17,272 thousand shares, 142,866 thousand shares and 17,019 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the fiscal year ended March 31, 2013 as the exercise price for those shares was in excess of the average market value of Sony’s common stock for the fiscal year. The zero coupon convertible bonds issued in November 2012 were included in the diluted EPS calculation for the fiscal year ended March 31, 2013 under the if-converted method beginning upon issuance. All potential shares were excluded as anti-dilutive for the fiscal years ended March 31, 2014 and 2015 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for these fiscal years.

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

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIEs’ economic performance, as well as the obligation to absorb the losses of theses VIEs as Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIEs become profitable. As a result, it has been determined that Sony is the primary beneficiary. The assets of Sony are not available to settle the obligations of these VIEs. As of March 31, 2015, the total assets and liabilities for these VIEs, on an aggregate basis, were 32,236 million yen and 4,011 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony’s U.S. based music publishing subsidiary is a joint venture with a third-party investor and has been determined to be a VIE. The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions, and receives royalties or fees for their use. Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits as well as any acquisition of music publishing rights made by the joint venture. In addition, the third-party investor receives a guaranteed annual dividend of up to 23.1 million U.S. dollars through December 15, 2016. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIE’s economic performance, as well as the obligation to absorb the losses of the VIE due to its obligation to provide funding to the joint venture. As a result, it has been determined that Sony is the primary beneficiary. As of March 31, 2015, the assets and liabilities of the VIE that were included in Sony’s consolidated balance sheets were as follows:

Yen in millions
Assets:
Cash and cash equivalents	5,692
Account receivables, net	3,280
Other current assets	31,937
Property, plant and equipment, net	1,536
Intangibles, net	68,306
Goodwill	17,870
Other noncurrent assets	8,587

Total assets	137,208

Liabilities:
Accounts payable and accrued expenses	48,126
Other current liabilities	9,723
Other noncurrent liabilities	5,366

Total liabilities	63,215

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

In connection with the July 2013 refinancing of the debt obligations of the third-party investor in the music publishing subsidiary described above, Sony has issued a guarantee to a creditor of the third-party investor in which Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 276 million U.S. dollars to the creditor should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. The assets of the third-party investor that are being used as collateral were placed in a separate trust which is also a VIE in which Sony has significant variable interests. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the trust. The assets held by the trust consist solely of the third-party investor’s 50% ownership interest in the music publishing subsidiary. As of March 31, 2015, the fair value of the assets held by the trust exceeded 276 million U.S. dollars.

As described in Note 5, on June 29, 2012, an investor group which included a wholly-owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing. In addition, DHP entered into an agreement with Sony’s U.S. based music publishing subsidiary in which the subsidiary provides administration services to DHP (the “Administration Agreement”). DHP was determined to be a VIE as many of the decision making rights for the entity do not reside within the entity’s equity interests, but rather are embedded in the Administration Agreement. Under the terms of the Administration Agreement, the largest non-Sony shareholder has approval rights over decisions regarding the activities that most significantly impact DHP,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

including the acquisition and retention of copyrights and the licensing of songs. These approval rights result in Sony and the largest non-Sony shareholder sharing the power to direct the activities of DHP, and as such, Sony is not the primary beneficiary of the VIE. At March 31, 2015, the only amounts recorded on Sony’s consolidated balance sheet that relate to the VIE is Sony’s net investment of 231.5 million U.S. dollars and a net receivable balance of 0.5 million U.S. dollars. Sony’s maximum exposure to losses as of March 31, 2015 is the aggregate amounts recorded on its balance sheet of 232 million U.S. dollars.

Sony’s subsidiary in the Pictures segment entered into a distribution agreement with and made an investment in a production company that will develop, produce and finance feature-length motion pictures and television programming. The investment is accounted for under the cost method. The production company is a VIE as many of the decision making rights for the entity reside within the equity interests held by the management of the production company which are not at risk of economic loss. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the production company. Sony’s maximum exposure to losses as of March 31, 2015 is the amount of investment and the future funding commitments, which total 50 million U.S. dollars.

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

(2)	Sony Semiconductor acquisitions

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Other acquisitions

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

During the fiscal year ended March 31, 2015, Sony completed other acquisitions for total consideration of 23,103 million yen which were paid for primarily in cash and included the August 14, 2014 acquisition of CSC Media Group for total cash consideration of 18,900 million yen. CSC Media Group is one of the United Kingdom’s largest independent cable and satellite TV channel groups. There was no material contingent consideration subject to future change. As a result of the acquisitions, Sony recorded 12,626 million yen of goodwill and 10,731 million yen of intangible assets.

No significant amounts have been allocated to in-process research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of other acquisitions, individually and in aggregate, were not material.

25.	Divestitures

(1)	Chemical products related business

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

(2)	Gracenote

On January 31, 2014, Sony sold all the shares of Gracenote, Inc., a wholly-owned subsidiary within All Other, to the Tribune Company for 170 million U.S. dollars subject to certain adjustments. The sale resulted in net cash proceeds of 156 million U.S. dollars and a gain of 54 million U.S. dollars, recorded within other operating (income) expense, net in the consolidated statements of income.

(3)	PC business

On February 6, 2014, Sony announced an updated strategic plan to concentrate the mobile business on smartphones and tablets and ultimately exit the PC business, which was included in All Other, following continued challenges in the PC market. As a result, Sony recorded an impairment loss of 12,817 million yen for long-lived assets in the fiscal year ended March 31, 2014, based on the present value of estimated net cash flows. Additionally, for the fiscal year ended March 31, 2014, Sony recorded charges of 8,019 million yen in cost of sales in the consolidated statements of income for expenses to compensate suppliers for unused components

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

reflecting the termination of future manufacturing and charges of 7,278 million yen primarily for employee termination benefits which are included in selling, general and administrative expenses in the consolidated statements of income. These incremental costs directly resulted from Sony’s decision to exit the PC business and were recorded as restructuring charges. Sony also recorded charges of 17,391 million yen for the fiscal year ended March 31, 2014, primarily for the write-down of excess components in inventory which are included in cost of sales in the consolidated statements of income. In All Other, Sony recorded restructuring charges of 12,819 million yen primarily in selling, general and administrative expenses in the consolidated statements of income for the fiscal year ended March 31, 2014 relating to a reduction in the scale of sales companies resulting from Sony’s decision to exit the PC business.

In addition, on February 6, 2014, Sony and Japan Industrial Partners, Inc. (“JIP”) entered into a memorandum of understanding to sell Sony’s PC business to a new company to be established by JIP. As of March 31, 2014, the corresponding assets and liabilities were not classified as held for sale because significant terms and conditions were still under negotiation.

On July 1, 2014, Sony completed the sale of its PC business and certain related assets to VAIO Corporation, which was established by JIP, in accordance with the definitive agreements reached on May 2, 2014. Although Sony continued to incur certain costs related to exiting the PC business, no further significant gain or loss was recorded as a direct result of the sale.

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

For the years ended March 31, 2013, 2014 and 2015, 12,538 million yen, 17,291 million yen and 23,741 million yen, respectively, were recorded as net sales for amounts due from the other participants and 31,587 million yen, 16,359 million yen and 22,983 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants in these collaborative arrangements.

27.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2015, the total unused portion of the lines of credit extended under these contracts was 25,440 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Purchase commitments and other

Purchase commitments and other outstanding as of March 31, 2015 amounted to 389,341 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of March 31, 2015, these subsidiaries were committed to make payments under such contracts of 126,925 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of March 31, 2015, these subsidiaries were committed to make payments of 63,481 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within five years. As of March 31, 2015, Sony has committed to make payments of 26,779 million yen under such long-term contracts.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five fiscal years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions
2016	207,105
2017	88,658
2018	45,698
2019	24,860
2020	9,226
Later fiscal years	13,794

Total	389,341

(3)	Litigation

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. The DOJ has notified Sony that it has closed its investigation, and Sony understands that the investigations by several other agencies have now ended, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs alleged that Sony Corporation and certain of its subsidiaries violated antitrust laws and sought recovery of damages and other remedies. In October 2014, the United States District Court hearing the U.S. class actions denied motions for class certification in both the direct and indirect purchaser class actions. The class plaintiffs filed petitions to appeal these rulings, and in January 2015, the appellate court denied the petitions to appeal. However, in February 2015 the district court gave the plaintiffs an opportunity to seek certification of narrower classes, and the civil actions continue. Based on the investigations and cases, it is not possible to estimate the amount of loss or range of possible loss, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business. Sony understands that the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of May 25, 2015, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States. Additionally, Sony Corporation and/or certain of its subsidiaries were named in a number of purported class actions in certain jurisdictions, including the United States. The U.S. class action suits have been settled, and the settlement has received the final approval of the court. A non-U.S. class action suit remains pending. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In the fall of 2014, Sony Corporation’s U.S. subsidiary, Sony Pictures Entertainment Inc. (“SPE”), was subject to a cyberattack that resulted in unauthorized access to, and theft and disclosure of SPE business information, including employee information and other information. In connection with the theft and disclosure of information, SPE has been named in a number of purported class action suits in the United States brought by former employees of SPE. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these proceedings.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2015 amounted to 44,631 million yen. The major components of these guarantees are as follows:

As discussed in Note 23, Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 276 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. As of March 31, 2015, the fair value of the collateral exceeded 276 million U.S. dollars.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In addition to the above, Sony issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The changes in product warranty liability for the fiscal years ended March 31, 2013, 2014 and 2015 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Balance at beginning of the fiscal year	67,860	66,776	79,718
Additional liabilities for warranties	55,880	83,959	87,902
Settlements (in cash or in kind)	(55,327)	(72,230)	(78,356)
Changes in estimate for pre-existing warranty reserve	(8,198)	(6,070)	(13,731)
Translation adjustment	6,561	7,283	(404)

Balance at end of the fiscal year	66,776	79,718	75,129

28.	Business segment information

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

Sony realigned its business segments for the first quarter of the fiscal year ended March 31, 2015, to reflect modifications to its organizational structure as of April 1, 2014, primarily repositioning the operations of the previously reported Mobile Products & Communications (“MP&C”) and Game segments. In connection with this realignment, the previously reported operations of the network business which were included in All Other are now integrated with the previously-reported Game segment and are reported as the G&NS segment. The previously reported Mobile Communications category which was included in the MP&C segment has been reclassified as the newly established MC segment, while the other categories in the previously reported MP&C segment are now included in All Other. This includes the reclassification of the PC business into All Other. In addition, certain businesses previously included in the Devices segment have been integrated into All Other as a result of changes in Sony’s organizational structure. In connection with these realignments, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current fiscal year’s presentation.

The MC segment includes the manufacture and sale of mobile phones. The G&NS segment includes the manufacture and sales of home gaming products, software and network services business. The IP&S segment includes Digital Imaging Products, and Professional Solutions. The HE&S segment includes Televisions, and Audio and Video. The Devices segment includes Semiconductors and Components. The Pictures segment includes Motion Pictures, Television Productions and Media Networks. The Music segment includes Recorded Music, Music Publishing and Visual Media and Platform. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including an Internet-related service business, the PC business, the medical business and the disc manufacturing business. Sony’s products and services are generally unique to a single operating segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Sales and operating revenue:
Mobile Communications —
Customers	733,622	1,191,787	1,323,205
Intersegment	37,103	22	75

Total	770,725	1,191,809	1,323,280
Game & Network Services —
Customers	646,421	946,479	1,292,146
Intersegment	103,446	97,379	95,883

Total	749,867	1,043,858	1,388,029
Imaging Products & Solutions —
Customers	752,603	737,474	716,258
Intersegment	3,598	3,729	3,712

Total	756,201	741,203	719,970
Home Entertainment & Sound —
Customers	993,822	1,166,007	1,204,922
Intersegment	1,005	2,572	2,371

Total	994,827	1,168,579	1,207,293
Devices —
Customers	558,027	583,089	756,724
Intersegment	248,125	189,890	201,120

Total	806,152	772,979	957,844
Pictures —
Customers	732,127	828,668	876,314
Intersegment	612	916	2,367

Total	732,739	829,584	878,681
Music —
Customers	431,719	492,058	533,986
Intersegment	9,989	11,230	10,625

Total	441,708	503,288	544,611
Financial Services —
Customers	999,276	988,944	1,077,604
Intersegment	3,113	4,902	6,025

Total	1,002,389	993,846	1,083,629
All Other —
Customers	899,749	780,749	395,066
Intersegment	73,268	77,295	96,043

Total	973,017	858,044	491,109
Corporate and elimination	(432,121)	(335,924)	(378,566)

Consolidated total	6,795,504	7,767,266	8,215,880

G&NS intersegment amounts primarily consist of transactions with All Other. Devices intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment. All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment. Corporate and elimination includes certain brand and patent royalty income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Operating income (loss):
Mobile Communications	(41,112)	12,601	(220,436)
Game & Network Services	(3,695)	(18,845)	48,104
Imaging Products & Solutions	1,442	26,327	54,684
Home Entertainment & Sound	(84,315)	(25,499)	20,054
Devices	45,573	(12,420)	93,079
Pictures	47,800	51,619	58,527
Music	37,218	50,208	58,959
Financial Services	142,209	170,292	193,307
All Other	49,503	(136,053)	(103,364)

Total	194,623	118,230	202,914
Corporate and elimination	31,880	(91,735)	(134,366)

Consolidated operating income	226,503	26,495	68,548
Other income	68,656	42,453	25,076
Other expenses	(53,075)	(43,207)	(53,895)

Consolidated income before income taxes	242,084	25,741	39,729

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

All Other includes the gains on sale and remeasurement related to the shares in M3, as well as the results of the PC business and the disc manufacturing business (Refer to Notes 5, 13, and 25). For the fiscal year ended March 31, 2015, the PC business results include sales company fixed costs which were allocated based on historical results.

Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business (Refer to Notes 19 and 25), and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments. In addition, Corporate and elimination includes gains on the sale of the U.S. headquarters building and Sony City Osaki (Refer to Note 8).

Within the HE&S segment, the operating income (loss) of Televisions, which primarily consists of LCD televisions, for the fiscal years ended March 31, 2013, 2014 and 2015 were (69,602) million yen, (25,705) million yen and 8,286 million yen, respectively. The operating income (loss) of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Equity in net income (loss) of affiliated companies:
Mobile Communications	—	—	—
Game & Network Services	—	—	—
Imaging Products & Solutions	743	188	(70)
Home Entertainment & Sound	—	—	—
Devices	—	—	—
Pictures	(601)	(1,829)	(742)
Music	(4,766)	2,338	3,471
Financial Services	(2,303)	(2,336)	(782)
All Other	(21)	(5,735)	2,044

Consolidated total	(6,948)	(7,374)	3,921

Depreciation and amortization:
Mobile Communications	19,165	22,073	22,067
Game & Network Services	12,324	16,529	18,336
Imaging Products & Solutions	39,605	38,080	31,775
Home Entertainment & Sound	26,968	25,806	25,238
Devices	112,486	106,472	87,795
Pictures	15,428	18,078	19,980
Music	13,209	14,414	13,632
Financial Services, including deferred insurance acquisition costs	62,633	54,348	66,223
All Other	30,348	29,825	15,427

Total	332,166	325,625	300,473
Corporate	44,569	51,070	54,151

Consolidated total	376,735	376,695	354,624

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Sales and operating revenue:
Mobile Communications	733,622	1,191,787	1,323,205
Game & Network Services	646,421	946,479	1,292,146
Imaging Products & Solutions
Digital Imaging Products	481,609	442,723	432,594
Professional Solutions	253,813	277,417	271,903
Other	17,181	17,334	11,761

Total	752,603	737,474	716,258
Home Entertainment & Sound
Televisions	581,475	754,308	835,068
Audio and Video	405,024	400,828	366,050
Other	7,323	10,871	3,804

Total	993,822	1,166,007	1,204,922
Devices
Semiconductors	301,915	336,845	496,694
Components	245,713	243,751	253,020
Other	10,399	2,493	7,010

Total	558,027	583,089	756,724
Pictures
Motion Pictures	446,254	422,255	434,253
Television Productions	159,794	247,568	252,456
Media Networks	126,079	158,845	189,605

Total	732,127	828,668	876,314
Music
Recorded Music	307,788	347,684	383,350
Music Publishing	52,764	66,869	70,959
Visual Media and Platform	71,167	77,505	79,677

Total	431,719	492,058	533,986
Financial Services	999,276	988,944	1,077,604
All Other	899,749	780,749	395,066
Corporate	48,138	52,011	39,655

Consolidated total	6,795,504	7,767,266	8,215,880

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Geographic Information:

Sales and operating revenue attributed to countries based on location of external customers for the fiscal years ended March 31, 2013, 2014 and 2015 and property, plant and equipment, net as of March 31, 2014 and 2015 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Sales and operating revenue:
Japan	2,197,881	2,199,099	2,233,776
United States	1,064,765	1,302,052	1,528,097
Europe	1,362,488	1,753,526	1,932,941
China	464,784	520,539	546,697
Asia-Pacific	806,205	1,013,635	1,052,453
Other Areas	899,381	978,415	921,916

Total	6,795,504	7,767,266	8,215,880

	Yen in millions
	March 31
	2014	2015
Property, plant and equipment, net:
Japan	526,472	495,502
United States	74,302	85,412
Europe	48,055	38,637
China	45,346	69,854
Asia-Pacific	39,815	41,096
Other Areas	16,020	8,784

Total	750,010	739,285

Major areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue or property, plant and equipment, net included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate arms-length transactions.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2013, 2014 and 2015.

29.	Subsequent events

(1)	Orchard Media, Inc. acquisition

In April 2015, Sony Music Entertainment (“SME”), a wholly owned subsidiary of Sony, closed the transaction pursuant to which it increased its shareholding in an equity method investment, Orchard Media, Inc.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(“The Orchard”), to 100% by acquiring shares from the current holder, Orchard Asset Holdings, LLC. Sony expects to recognize a gain of approximately 150 million U.S. dollars, subject to transaction costs and other adjustments on the remeasurement of SME’s 51% equity interest in The Orchard that it owned prior to the acquisition at fair value, in other operating (income) expense, net in the consolidated statement of income for the first quarter of the fiscal year ending March 31, 2016.

(2)	Sale of the logistics business

On April 1, 2015, in connection with the formation of a logistics joint venture, Sony sold a part of the logistics business in Japan, Thailand, and Malaysia, which was in All Other to MITSUI-SOKO HOLDINGS Co., Ltd. with a total sales price of approximately 18,000 million yen. The sale proceeds are subject to the finalization of certain post-closing conditions and adjustments. In connection with the sale, Sony expects to recognize a gain on sale totaling approximately 13,000 million yen in other operating (income) expense, net in the consolidated statement of income for the first quarter of the fiscal year ending March 31, 2016.

(3)	Sale of certain Olympus shares held by Sony Corporation

On April 1, 2015, Sony sold 17,243,950 shares of its 34,487,900 shares of Olympus Corporation to a third party to strengthen its financial resources and obtain funds for growth-oriented strategic investments. In connection with the sale, Sony expects to recognize a gain on the sale of approximately 46,757 million yen in gain on sale of securities investments, net in the consolidated statement of income for the first quarter of the fiscal year ending March 31, 2016.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Balance at beginning of period	Additions charged to costs and expenses	Deductions (Note 1)	Other (Note 2)	Balance at end of period
Fiscal year ended March 31, 2013:
Allowance for doubtful accounts and sales Returns	71,009	26,960	(37,823)	7,479	67,625

Fiscal year ended March 31, 2014:
Allowance for doubtful accounts and sales Returns	67,625	42,450	(42,180)	7,618	75,513

Fiscal year ended March 31, 2015:
Allowance for doubtful accounts and sales returns	75,513	60,252	(51,211)	2,044	86,598

Notes: 1. Reversal including amounts written off. 2. Translation adjustment.
	Balance at beginning of period	Additions	Deductions	Other (Note 1)	Balance at end of period
Fiscal year ended March 31, 2013:
Valuation allowance — Deferred tax assets	868,233	86,215	(59,179)	35,978	931,247

Fiscal year ended March 31, 2014:
Valuation allowance — Deferred tax assets	931,247	112,533	(57,914)	41,664	1,027,530

Fiscal year ended March 31, 2015:
Valuation allowance — Deferred tax assets	1,027,530	137,039	(80,541)	(6,406)	1,077,622

Note:

1.	Translation adjustment and the effect of changes in statutory tax rate.